Form 20-F
period 2002-12-31
BUENAVENTURA MINING CO INC
filed 2003-06-25
CIK 1013131

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14370

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Exact name of Registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's name into English)

REPUBLIC OF PERU

(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, nominal (par) value of four Peruvian Nuevos Soles per share American Depositary Shares (ADSs) representing two Common shares each	New York Stock Exchange Inc.٭ Lima Stock Exchange New York Stock Exchange Inc.
٭ Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities Exchange Commission

_________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares nominal (par) value of S/.4.00 per share 137,444,962*

Investment shares nominal (par) value of S/.4.00 per share 372,320

*Prior to May 3, 2002, the Company had Series A common shares, Series B common shares and Investment shares. Since that date, following the redesignation of Series B common shares as Series A common shares and thereafter of Series A common shares as Common shares, the Company has Common shares and Investment shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

TABLE OF CONTENTS

Page

INTRODUCTION *

PART I *

ITEM 1. Identity of Directors, Senior Management and Advisers *

ITEM 2. Offer Statistics and Expected Timetable *

ITEM 3. Key Information *

ITEM 4. Information on the Company *

ITEM 5. Operating and Financial Review and Prospects *

ITEM 6. Directors, Senior Management and Employees *

ITEM 7. Major Shareholders and Related Party Transactions *

ITEM 8. Financial Information *

ITEM 9. The Offer and Listing *

ITEM 10. Additional Information *

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk *

ITEM 12. Description of Securities Other Than Equity Securities *

PART II *

ITEM 13. Defaults, Dividend Arrearages and Delinquencies *

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds *

ITEM 15. Controls and Procedures *

ITEM 16A. Audit Committee Financial Expert *

ITEM 16B. Code of Ethics *

ITEM 16C. Principal Accountant Fees and Services *

PART III *

ITEM 17. Financial Statements *

ITEM 18. Financial Statements *

ITEM 19. Exhibits *

INTRODUCTION

Presentation of Financial Information

As used in this Form 20-F (the "Annual Report" or the "Form 20-F"), unless the context otherwise requires, the "Company" or "Buenaventura" means Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to "$", "US$", "Dollars" and "U.S. Dollars" are to United States Dollars, and references to "S/.", "Nuevo Sol" or "Nuevos Soles" are to Peruvian Nuevos Soles, the legal currency of the Republic of Peru ("Peru").

Buenaventura and its subsidiaries maintain their financial books and records in Nuevos Soles and present their financial statements in conformity with accounting principles generally accepted in Peru ("Peruvian GAAP"). See Note 37 to the audited consolidated financial statements of the Company as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (the "Company Financial Statements") beginning at page F-2 for a description of the significant differences between the accounting principles followed by the Company under Peruvian GAAP and accounting principles generally accepted in the United States of America ("U.S. GAAP"), and Note 38 to the Company Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods covered. Pursuant to the rules of the United States Securities and Exchange Commission (the "Commission"), this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L. ("Yanacocha"). Yanacocha maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with U.S. GAAP. See Note 2 to the audited financial statements of Yanacocha as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (the "Yanacocha Financial Statements") beginning at page F-70 for a description of the significant differences between the accounting principles followed by Yanacocha under U.S. GAAP and Peruvian GAAP, and Note 17 to the Yanacocha Financial Statements for a reconciliation to Peruvian GAAP of net income and shareholders' equity for the periods covered. Pursuant to Peruvian GAAP, financial data for all periods in the financial statements of the Company included herein have been adjusted for inflation using the Indice de Precios al por Mayor a Nivel Nacional (the National Wholesale Price Index for Peru, or the "IPM") published by the Instituto Nacional de Estadística e Informática (the National Institute of Statistics, or the "INEI"). See Note 3(c) to the Company Financial Statements. Unless otherwise specified, financial data regarding the Company is presented herein in accordance with Peruvian GAAP and in constant Nuevos Soles as of December 31, 2002, and financial data regarding Yanacocha is presented herein in accordance with U.S. GAAP and in U.S. Dollars.

The Company Financial Statements record the Company's investment in Yanacocha in accordance with the equity method. The Company's interest in Yanacocha has been calculated at 43.65 percent for the years ended December 31, 2001 and 2002, as described in "Item 5. Operating and Financial Review and Prospects-The Company-General" and Note 11 to the Company Financial Statements.

In 1989, the Peruvian accounting standards board approved the inclusion in the financial statements of each Peruvian company of the Resultado por Exposición a la Inflación ("Result from Exposure to Inflation"), which seeks to account for the effects of inflation or deflation by adjusting the value of non-monetary assets and liabilities by a factor corresponding to the inflation or deflation rate during the period covered by the financial statements. Monetary assets and liabilities are not adjusted. The net result of the adjustment is reflected in the "Result from Exposure to Inflation" line item of the income statement. This requirement was applied to the Company in 1991 and thereafter. See Note 3(c) to the Company Financial Statements. The inflation adjustment factors used in the calculation of the Result from Exposure to Inflation since 1991 are a function of the IPM. The IPM increased by 6.5 percent in 1998, 5.5 percent in 1999, 3.8 percent in 2000, decreased by 2.2 percent in 2001 and increased by 1.7 percent in 2002.

Exchange Rates

This Annual Report contains translations of certain Nuevo Sol amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Nuevo Sol amounts actually represent such equivalent Dollar amounts or could be converted into Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated, such Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.515 = US$1.00, the average of the market exchange rates for the purchase and sale of Dollars on December 31, 2002. The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then-prevailing exchange rate may result in presentation of Dollar amounts that differ from the Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. See "Item 3. Key Information-Exchange Rates" for information regarding the average rates of exchange between the Nuevo Sol and the Dollar for the periods specified therein.

Certain amounts and percentages have been rounded for presentation purposes and may not sum exactly.

Forward-Looking Statements

Certain statements contained in this Annual Report contain "forward-looking" information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future exploration, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economic and legal developments. These forward-looking statements reflect the Company's view with respect to the Company's and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Annual Report, including but not limited to those discussed under "Item 3. Key Information-Risk Factors".

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

Company Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Company Financial Statements including the Notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2001 and 2002, and for the three years ended December 31, 2000, 2001 and 2002, is derived from the Company Financial Statements appearing elsewhere in this Annual Report. The report of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young Global) on the Company's 2002 Financial Statements appears elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2001 and 2000 and for the years then ended are derived from the audited consolidated financial statements audited by other auditors, Medina, Zaldivar y Asociados (a member firm of Andersen Worldwide), who have ceased operations and whose report has not been reissued in connection with this filing on Form 20-F, see page F-3. The Company Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 37 to the Company Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to the Company, and Note 38 to the Company Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income for the years ended 2000, 2001 and 2002, and shareholders' equity as of December 31, 2001 and 2002. The selected financial information as of December 31, 1998 and 1999 and for the years then ended has been derived from the Company's financial statements as of and for the years then ended, which have been audited by Medina, Zaldivar y Asociados. The operating data presented below is derived from the Company's records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects-The Company" and the Company Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	1998	1999	2000	2001	2002	2002
	(In thousands of constant S/.)(1)					(In thousands of US$)(1)(2)
Income statement data:
Peruvian GAAP
Net sales	207,375	360,041	428,416	513,897	579,886	164,975
Royalty income	38,868	50,071	52,436	55,170	76,964	21,896
Total revenues	246,243	410,112	480,852	569,067	656,850	186,871
Costs of operation
Operating costs	(150,950)	(218,827)	(245,434)	(253,851)	(257,789)	(73,340)

Exploration and development costs in operational mining sites	(44,076)	(33,380)	(31,161)	(56,935)	(72,580)	(20,649)
Depreciation	(18,347)	(27,894)	(32,128)	(37,250)	(38,367)	(10,915)

Total costs of operation	(213,373)	(280,101)	(308,723)	(348,036)	(368,736)	(104,904)
Gross margin	32,870	130,011	172,129	221,031	288,114	81,967
Operating expenses
General and administrative	(48,456)	(64,065)	(63,584)	(63,178)	(74,112)	(21,084)
Exploration costs in non-operational mining areas	(19,094)	(44,163)	(41,092)	(48,456)	(37,673)	(10,718)
Selling	(13,230)	(26,367)	(29,021)	(26,328)	(22,724)	(6,465)
Royalties	(5,874)	(4,726)	(9,647)	(46,444)	(13,721)	(3,904)
Assets impairment loss and write-off	-	(3,313)	-	(23,351)	(1,527)	(434)
Total operating expenses	(86,654)	(142,634)	(143,344)	(174,587)	(149,757)	(42,605)
Operating income (loss)	(53,784)	(12,623)	28,785	46,444	138,357	39,362

Other income (expenses)
Share in affiliated companies	183,908	212,987	278,518	200,176	330,813	94,115
Gain (loss) from exposure to inflation	13,757	4,443	2,486	1,628	(3,095)	(881)
Amortization of mining concessions and goodwill	(30,137)	(5,814)	(6,093)	(14,949)	(16,300)	(4,637)
Interest income	23,281	4,555	6,489	13,574	8,613	2,450
Interest expense	(6,643)	(10,275)	(9,015)	(17,725)	(15,610)	(4,441)
Loss from sale of subsidiary's share	-	-	-	-	(6,607)	(1,880)
Other, net	12,990	(8,163)	75,330	9,721	2,761	786
Total other income, net	197,156	197,733	347,715	192,425	300,575	85,512
Income before unusual item, workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principles	143,372	185,110	376,500	238,869	438,932	124,874
Unusual item - write-off of oil operations	(14,107)	-	-	-	-	-
Workers' profit sharing	-	-	(4,343)	(690)	(1,508)	(429)
Income tax	(11,503)	(14,958)	(27,347)	(24,943)	(25,102)	(7,141)
Income before minority interest and cumulative effect of changes in accounting principles	117,762	170,152	344,810	213,236	412,322	117,304
Minority interest	(8,122)	(6,051)	(32,137)	3,972	(23,796)	(6,770)
Cumulative effect of changes in accounting principles	-	-	(63,575)	-	-	-

Net income	109,640	164,101	249,098	217,208	388,526	110,534

Income per share(3)	0.87	1.30	1.97	1.72	3.05	0.87
Income per ADS(3)	1.74	2.60	3.95	3.44	6.10	1.74
Dividends per share(3)	0.26	0.26	0.27	0.36	0.30	0.15

Average number of shares outstanding	126,252,152	126,252,152	126,252,152	126,608,152	127,221,219	127,221,219

U.S. GAAP
Operating income (loss)	(97,557)	(90,864)	(15,637)	7,698	88,530	25,186
Net income	95,560	137,332	240,934	161,433	34,688	9,869
Income per share(3)	0.76	1.09	1.91	1.28	0.28	0.08
Income per ADS (3)	1.51	2.18	3.82	2.56	0.56	0.16

Balance sheet data:
Peruvian GAAP
Total assets	1,150,213	1,338,823	1,625,884	1,889,246	2,186,368	622,011
Total debt	91,112	64,375	105,436	251,501	172,448	49,061
Shareholders' equity	973,731	1,103,932	1,325,422	1,509,523	1,852,068	526,904

U.S. GAAP
Total assets	1,112,781	1,285,285	1,603,722	1,883,289	2,167,613	616,675
Shareholders' equity	943,767	1,062,328	1,293,419	1,412,888	1,402,408	398,978

Operating data (unaudited):(4)
Production:
Gold (oz.)	35,944	55,072	131,475	208,874	277,490	-
Silver (oz.)	10,951,769	10,917,023	10,736,024	12,473,284	13,346,374	-
Proven and probable reserves
Gold (oz.)	99,481	184,204	246,861	206,232	592,102	-
Silver (oz.)	48,665,395	61,498,606	63,856,169	59,967,350	72,119,422	-

____________________

(1) Except per share, per ADS, outstanding shares and operating data.

(2) Translated into U.S. Dollars at the rate of S/.3.515=US$1.00, the average of the market exchange rates for the purchase and sale of U.S. Dollars as of December 31, 2002 as published by the Superintendencia de Banca y Seguros (Superintendency of Banks and Insurance or "SBS").

(3) Income and dividends per share have been calculated for each year as net income divided by average number of shares outstanding during the year. Until December 31, 2001, average shares outstanding included Series A Shares, Series B Shares and Investment Shares; income per ADS was calculated on the basis of two Series B Shares per ADS. On April 30, 2002, the Company approved the redesignation of the Series B Shares as Series A Shares and the immediate redesignation thereafter of Series A Shares as Common Shares; therefore, the total numbers of Common Shares, ADSs and Investment Shares outstanding as of December 31, 2002 were 137,444,962, 68,722,481 and 372,320, respectively.

(4) The amounts in this table are calculated to reflect the percentages owned by the Company in each year, 1998 through 2002. As of December 31, 2002, the Company's ownership percentages for the relevant companies were as follows: Condesa, 100%; Conenhua, 100%; Iminsur, 78.04%; Minera Shila, 100%; Minera Paula 49, 51.0%; Colquijirca, 59.02%; Chaupiloma, 60.0% and Cedimin, 100%.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. In 2002, Yanacocha changed its depreciation, depletion and amortization ("DD&A") policy to capitalize these costs as part of inventory production cost and corrections to charges of depreciation rates. Previously, DD&A were treated as period costs and not as inventory. As a result of this change, the financial statements for the years ended December 31, 2001, 2000 and 1999 have been restated from those previously issued. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Yanacocha Financial Statements. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP. Note 17 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, and Note 18 to the Yanacocha Financial Statements provides a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended 2000, 2001 and 2002 and partners' equity as of December 31, 2001 and 2002. The operating data presented below, which is based on 100 percent of Yanacocha's production and reserves, is derived from Yanacocha's records and has not been subject to audit. The financial information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects-Yanacocha" and the Yanacocha Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

As of and for the year ended December 31,
1998(3)		1999(3)	2000(3)	2001(3)	2002
(In thousands of US$)(1)

Income statement data:
U.S. GAAP
Sales and other income:
Sales	392,522	464,361	491,791	517,800	713,398
Interest and other	3,225	3,851	3,602	1,767	1,415
395,747		468,212	495,393	519,567	714,813
Costs and expenses:
Costs applicable to sales	(143,693)	(190,139)	(173,864)	(241,991)	(312,980)
Depreciation and depletion	(35,422)	(41,360)	(58,122)	(73,484)	(114,769)
Exploration costs	(11,194)	(9,455)	(10,349)	(12,020)	(11,121)
Remediation costs	-	-	(9,965)	(220)	3,427
Total operating expenses	(190,309)	(240,954)	(252,300)	(327,715)	(435,443)
Operating income	205,438	227,258	243,093	191,852	279,370
Interest expense and other	(11,121)	(14,562)	(5,430)	(17,813)	(16,837)
Pre-tax income	194,317	212,696	237,663	174,039	262,533
Income tax provision	(49,048)	(56,955)	(43,066)	(40,242)	(64,611)
Net income before cumulative effect of change in accounting principles	145,269	155,741	194,597	133,797	197,922
Cumulative effect of change in accounting principle, net	0	0	(4,986)	0	0
Net income and comprehensive income	145,269	155,741	189,611	133,797	197,922

Peruvian GAAP
Operating income	157,904	182,486	162,786	97,209	281,274
Net income	122,006	134,548	136,734	80,927	220,847
Balance sheet data:
U.S. GAAP
Total assets	402,255	527,194	762,119	962,555	1,055,280
Total debt	103,853	101,102	141,277	198,301	114,954
Partners' equity	204,146	279,886	409,431	533,228	680,458
Peruvian GAAP
Total assets	289,375	359,381	516,450	638,107	868,992
Partners' equity	124,818	179,366	256,035	326,962	574,085
Operating data (unaudited):
Gold produced (oz.)	1,335,754	1,655,830	1,795,398	1,902,489	2,285,584
Gold proven and probable reserves (thousands of oz.)	20,615	32,862	36,553	34,173	32,605
Average cash production cost (US$ per oz.)(2)	104	111	96	123	134

________________

(1) Except operating data.

(2) Cash production cost is calculated by dividing costs applicable to sales (excluding non-cash provisions for reclamation and closure costs) by the number of ounces of gold sold.

(3) Amounts restated for capitalization of DD&A as part of inventory production cost and corrections to charges of depreciation rates.

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Nuevos Soles in U.S. Dollars for the period indicated, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

1998	3.154	2.768	2.928	3.154
1999	3.508	3.331	3.470	3.508
2000	3.531	3.487	3.493	3.525
2001	3.623	3.434	3.506	3.444
2002	3.644	3.433	3.517	3.514
2002	High(5)	Low(5)	Average(6)	Period end(7)
December	3.642	3.434	3.516	3.572
2003
January	3.506	3.483	3.494	3.477
February	3.493	3.478	3.484	3.479
March	3.487	3.472	3.479	3.473
April	3.472	3.457	3.465	3.475
May	3.500	3.465	3.482	3.496
June (through June 19)	3.494	3.471	3.482	3.472

___________________

(1) Expressed in nominal (not inflation adjusted) Nuevos Soles.

(2) Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.

(3) Average of month-end exchange rates based on the offered rate.

(4) End of period exchange rates based on the offered rate.

(5) Highest and lowest of the exchange notes based on the offered rate on the last day of each month.

(6) Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.

(7) The exchange rate based on the offered rate on the last day of each relevant month.

Source: SBS

On June 19, 2003, the offered rate for Dollars as published by the SBS was S/.3.472 = US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Factors Relating to the Company

Dependence on Joint Ventures

An integral part of the Company's operations is the participation in joint venture projects with experienced mining companies. At the date of this Annual Report, the Company was participating in several joint operating agreements, joint ventures and other joint exploration and mining enterprises and companies, including Yanacocha. Joint venture projects benefit the Company by providing a source of outside funds for exploration of mining rights, by giving the Company access to the holdings of outside parties without the risk and costs of outright acquisition and by associating Company senior management, geologists and engineers with their counterparts from other organizations and thus expanding their scope of knowledge and experience. The Company can be highly dependent upon its partners, co-venturers or other shareholders in a joint venture carrying out their obligations under the applicable joint venture agreement or joint operating agreement. Such partners, co-venturers and other shareholders in a joint venture may contribute capital to cover the expenses of the joint venture project or provide critical technological expertise and/or management and organizational expertise. See "Item 4. Information on the Company-Yanacocha-Overview" for a description of how the Company and Newmont Mining Corporation, a Delaware corporation ("Newmont Mining"), have joined together to participate in Yanacocha and how Yanacocha is dependent upon Newmont Peru Limited, Peruvian Branch ("NEM") to provide management and other expertise to the Yanacocha project. If, however, a partner, a co-venturer or in certain cases another shareholder does not carry out its obligations under the applicable joint venture agreement, joint operating agreement, by-laws or shareholders agreement, the value of the Company's investment in the joint venture could be adversely affected and the Company could incur significant expense in enforcing its rights or pursuing remedies. There can be no assurance that the Company's current or future partners will fulfill their obligations under such agreements. See "Item 4. Information on the Company-Yanacocha" and "Item 4. Information on the Company-The Company-Business Overview-Exploration".

Investment in International Operations

Foreign operations are subject to certain risks inherent in conducting business abroad, including, among others, exposure to foreign currency fluctuations, devaluations or supply restrictions, exchange control regulations, government policies, price and wage controls, taxation, intervention, social instability and other political, economic or diplomatic developments beyond the Company's control. There can be no assurance that the Company's foreign exploration activities will not be adversely affected in the future.

The Company is carrying out exploration activities in Argentina, Ecuador and Bolivia. In recent years, Argentina has suffered a prolonged economic crisis. The economic conditions in Argentina have not affected the Company and the Argentine economy has improved in recent months. However, there can be no assurance as to when the Argentine economy will recover or if the crisis will continue and whether the Company may be affected in the future.

Prices of Gold and Silver

Because the Company's revenues are derived primarily from the sale of ore concentrates containing gold and silver, and Yanacocha's revenues are derived primarily from the sale of gold and silver, the prices the Company and Yanacocha obtain for gold and silver and concentrates containing such metals, and the Company's and Yanacocha's earnings, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control, including the overall demand for and worldwide supply of gold, silver and other metals; the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2002, see "Item 4. Information on the Company-The Company-Business Overview-Sales of Metal Concentrates". On December 31, 2002 and May 30, 2003, the morning fixing price for gold on the London Bullion Market was US$342.75 per ounce and US$365.80 per ounce, respectively. On December 31, 2002 and May 30, 2003, the afternoon fixing spot price of silver on the London market (the "London Spot") was US$4.67 per ounce and US$4.56 per ounce, respectively.

Impact of Government Regulation

The Company's and Yanacocha's activities in Peru are dependent on mining concessions for exploration and development (hereafter referred to as "mining concessions") being obtained from the Peruvian Ministry of Energy and Mines ("MEM"), in the case of the Company, and through the assignment of concessions granted to a related entity by the Peruvian government, in case of Yanacocha. In addition, the Company's and Yanacocha's activities in Peru are dependent on provisional permits for exploration and/or development rights of the area of the claim obtained also from the MEM (hereafter referred to as "provisional permits," and together with mining concessions, hereafter referred to as "mining rights"), and/or processing concessions for treatment of mining ores obtained from the MEM (hereafter referred to as "processing concessions"), previously granted by the Peruvian government with respect to the Company's and Yanacocha's mining activities, as well as compliance by the Company and Yanacocha with certain agreements entered into with the Peruvian government. Under the current legal and regulatory regime in Peru, the Company's mining rights have an indefinite term and Yanacocha's assigned mining rights have a term of 20 years, with an option to renew for an additional term of 20 years. The mining rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. The Company's and Yanacocha's processing concessions enjoy the same duration and tenure as the mining rights, subject to payment of a fee based on nominal capacity for the processing plant. Failure to pay such processing fees or fines for two consecutive years could result in the loss of the processing concessions. The Company is, and Yanacocha has informed the Company that Yanacocha is, current in the payment of all amounts due in respect to its mining and processing concessions.

Environmental and other Regulatory Matters

The Company's and Yanacocha's exploration, mining, milling, smelting and refining activities are also subject to a number of Peruvian laws and regulations, including environmental laws and regulations. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharges, power generation and use, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

The Company anticipates additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on the Company's and Yanacocha's operations and require the Company and Yanacocha to make significant additional capital expenditures in the future. Although the Company believes it is substantially in compliance, and Yanacocha has advised the Company that Yanacocha is substantially in compliance, with all applicable environmental regulations of which it is now aware, there is no assurance that future legislative or regulatory developments will not have an adverse effect on the business or results of operations of the Company or Yanacocha. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters" and "-Permits" and "Item 4. Information on the Company-Yanacocha-Regulation, Permitting and Environmental Matters".

Hedging

The Company engages in gold, silver and zinc price hedging activities, such as forward sales and options contracts, to minimize its exposure to fluctuations in the prices of such metals. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk". The intended effect of hedging transactions is to lock in a minimum sales price for future production at the time of the transactions, thereby reducing the impact on the Company of a future fall in such metals' prices. However, no assurances can be given as to whether, when or at what prices or cost the Company will be able to enter into hedging transactions and whether the Company's hedging activities will effectively protect the Company from adverse consequences of price fluctuations. The effect of some hedging transactions will be to eliminate or limit to some extent revenues that the Company would otherwise receive as a result of increases in the price of gold, silver and zinc. A forward sale of gold, for example, would mean the Company would not realize any additional revenues above the gold price specified in the contract. The Company's profitability could be adversely affected if for any reason, its production of gold is unexpectedly interrupted for a significant period of time and as a result it is unable to produce sufficient gold to cover any forward sales commitments it may have made. No assurance can be given that the Company will employ these or other hedging techniques in the future or that these or other hedging techniques, if employed, will be successful or achieve their desired effect.

Yanacocha has generally not engaged in, and is currently not engaged in, gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold. No assurance can be given, however, that Yanacocha will not enter into hedging transactions in the future or that such transactions, if entered into, will have the desired effect.

Speculative Nature of Precious Metals Exploration and Development

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that the Company's or Yanacocha's precious metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's or Yanacocha's exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

Development projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon development of proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

Capital Intensive Nature of Precious Metals Exploration and Development

Precious metals exploration and development requires substantial capital expenditures for the exploration, extraction, production and processing stages and for machinery, equipment and experienced personnel. There is no assurance that the Company or Yanacocha will generate sufficient cash flow and/or that it will have access to sufficient external sources of funds in the form of outside investment or loans to continue its exploration and development activities at the same or higher levels than in the past.

Reserves Estimates

The proven and probable ore reserve figures presented in this Annual Report are estimates of the Company and Yanacocha, and no assurance can be given that the indicated level of recovery of gold, silver and certain other metals will be realized. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, silver and these other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect the Company's or Yanacocha's profitability in any particular accounting period. See "Item 4. Information on the Company-Property, Plants and Equipment-The Company's Property-Reserves" and "Item 4. Information on the Company-Property, Plants and Equipment-Yanacocha's Properties-Reserves".

Replacement of Reserves

As the Company produces gold, silver, zinc and other metals, it depletes its reserves for those metals. The depleted reserves must be replaced by expanding known ore bodies or by locating new deposits in order for the Company to maintain its production levels over the long-term. Success in exploration for gold, silver and the other metals the Company produces is very uncertain and there is a risk that the Company's depletion of reserves will not be offset by new discoveries.

Industry Risks

The business of mining, smelting and refining gold, silver and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes. Such occurrences could result in damage to, or destruction of, mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company and Yanacocha each maintain insurance against risks that are typical in the mining industry in Peru and in amounts that the Company and Yanacocha believe to be adequate but which may not provide adequate coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or Yanacocha or to other companies within the industry.

Labor Matters

From time to time, the Company has experienced strikes which have had an adverse impact on its operations and operating results. Although the Company considers its relations with its employees to be good, there can be no assurance that this situation will continue and that the Company will not experience strikes or other labor-related work stoppages that could have a material adverse effect on its operations or its operating results. Yanacocha has not experienced strikes, has no labor unions and has not entered into any collective bargaining agreements since the beginning of its operations, and Yanacocha has informed the Company that it considers its relations with its employees to be good. However, there can be no assurance that this situation will continue and that Yanacocha will not experience strikes or other labor-related work stoppages that could have a material adverse effect on its operations or its operating results. See "Item 6. Directors, Senior Management and Employees-Employees" and "Item 4. Information on the Company-Yanacocha-Employees".

Report of Former Auditors

The Company owns a 43.65 percent partnership interest in Yanacocha. This partnership interest may constitute "investment securities" for purposes of the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act").

Under the Investment Company Act, an investment company is defined in relevant part to include (i) any company that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities and (ii) any company that owns or proposes to acquire investment securities having a value exceeding 40 percent of such company's total assets (exclusive of certain items) on an unconsolidated basis. Issuers that are investment companies within the meaning of the Investment Company Act, and which do not qualify for an exemption from the provisions of such act, are required to register with the Commission and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. If the Company were deemed to be an investment company and did not qualify for an exemption from the provisions of the Investment Company Act, the Company would be required to register with the Commission and would be subject to such regulations, which would be unduly burdensome and costly for the Company and possibly adversely impact the Company.

The Company received an order from the Commission on April 19, 1996 declaring it to be primarily engaged in a business other than that of an investment company and, therefore, not an investment company within the meaning of the Investment Company Act. The Company intends to conduct its operations and maintain its investments in a manner, and will take appropriate actions as necessary, to ensure it will not be deemed to be an investment company in the future. The Commission, however, upon its motion or upon application, may find that the circumstances that gave rise to the issuance of the order no longer exist, and as a result may revoke such order. There can be no assurance that such order will not be revoked.

Investment Company Act

The consolidated financial statements of the Company, together with the reports of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young Global) for the year ended December 31, 2002 and Medina, Zaldivar y Asociados (a former firm of Andersen Worldwide) for the years ended December 31, 2001 and 2000, respectively, are filed as part of this annual report.

The audit report of Medina, Zaldivar y Asociados for the years ended December 31, 2001, 2000 and 1999, issued on February 27, 2002 with respect to the Company's consolidated financial statements, was filed as part of the annual report on Form 20-F for the year ended December 31, 2001. Because Medina, Zaldivar y Asociados has ceased operations, a written consent to include their audit report with respect to the Company's consolidated financial statements for the years ended December 31, 2001 and 2000 has not been obtained. Therefore, a copy of such report, which has not been reissued by Medina, Zaldivar y Asociados, is attached to this Annual Report.

As a result, Medina, Zaldivar y Asociados will not have any liability under Section 11(a) of the Securities Act of 1933, as amended, and investors will not be able to assert a claim, for any untrue statement of a material fact contained in the financial statements audited by them or any omission of a material fact required to be stated therein.

Factors Relating to Peru

Exposure to Peruvian Political Risk

All of the Company's and Yanacocha's operations are conducted in Peru. Accordingly, the business, financial condition or results of operations of the Company and Yanacocha could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru.

During the past several decades, Peru has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently played an interventionist role in the nation's economy and social structure. Among other things, past governments have imposed controls on prices, exchange rates and local and foreign investment as well as on limitations on imports, have restricted the ability of companies to dismiss employees, have expropriated private sector assets (including mining companies) and have prohibited the remittance of profits to foreign investors.

During the 1980s, government policies restricted the ability of the Company, among other things, to repatriate funds and import products from abroad. In addition, currency exchange rates were strictly controlled, and all exports sales were required to be deposited in Peru's Banco Central de Reserva (the "Central Bank"), where they were exchanged from U.S. Dollars to Peruvian currency at less-than-favorable rates of exchange. These policies generally affected the results of operations of the Company. Controls on repatriation of funds limited the ability of the Company's shareholders to receive dividends outside of Peru, but did not limit the ability of the Company's shareholders to receive distributions of earnings in Peru. See "Item 10. Additional Information-Exchange Controls".

In July 1990, Alberto Fujimori was elected president, and his administration implemented a broad-based reform of Peru's political system, economy and social conditions, aimed at stabilizing the economy, restructuring the national government by reducing bureaucracy, privatizing state-owned companies, promoting private investment, developing and strengthening free markets, institutionalizing democratic representation and enacting programs for the strengthening of basic services related to education, health, housing and infrastructure. As part of Fujimori's program of reform, Congress was dissolved in April 1992, and a democratically elected congressional body was reestablished in November 1992. A new Constitution was enacted and ratified in the fourth quarter of 1993.

In April 1995, Fujimori was elected to a second five-year term of office as provided by the Constitution enacted in 1993. During Fujimori's second term, inflation continued to decrease and GDP increased.

On May 28, 2000, as a result of an election run-off with Alejandro Toledo, a former Peruvian business school professor, Fujimori was reelected to a third five-year term of office with approximately 74 percent of the votes counted. After several national and international institutions charged the elections were unfair and political scandals involving several government officials, Fujimori called for new elections to be held in 2001. Amid increasing pressure on Fujimori to resign, on November 19, 2000, Fujimori resigned his post from Tokyo, Japan, and has not returned to Peru since then. New elections were subsequently held on April 8, 2001 and a run-off election was held on June 3, 2001, in which Mr. Alejandro Toledo was elected President.

President Toledo's government has largely retained the economic policies of the previous government, focusing on promoting private investment, privatizing state-owned companies in various sectors including energy, mining and public services, eliminating exemptions to tributary obligations and reducing unemployment.

Risks of Inflation, Reduced Economic Growth and Currency Devaluation

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor ("IPC") and published by INEI, has fallen from a high of 7,649.7 percent in 1990 to 6.0 percent in 1998, 3.7 percent in 1999, 3.7 percent in 2000, -0.1 percent in 2001 and 1.5 percent in 2002. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to 15.4 percent in 1998, 11.1 percent in 1999, 0.5 percent in 2000, -2.3 percent in 2001 and 2.0 percent in 2002. The Company's revenues are almost entirely denominated in U.S. Dollars, and its operating expenses are primarily denominated in Nuevos Soles. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, the financial position and results of operations of the Company, and the market price of the Common Shares and the American Depository Shares ("ADSs"), could be affected. Although the Peruvian government's stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru's foreign reserves at December 31, 2002 were US$9.6 billion as compared to US$8.6 billion at December 31, 2001. There can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See "Item 3. Key Information-Exchange Rates".

Peru's current account deficit is being funded partially by foreign direct investment. There can be no assurance that foreign direct investment will continue at current levels, particularly if adverse political or economic developments in Peru arise, a development that may also contribute to devaluation pressure.

Exchange and Investment Controls

Peruvian law currently imposes no restrictions on the ability of companies operating in Peru to transfer foreign currency from Peru to other countries, to convert Peruvian currency into foreign currency or foreign currency into Peruvian currency or to remit dividends abroad or on the ability of foreign investors to liquidate their investment and repatriate their capital. Prior to 1991, Peru had restrictive exchange controls and exchange rates. During the latter part of the 1980s, exchange restrictions prevented payment of dividends to the Company's shareholders in the United States in U.S. Dollars. Accordingly, should such or similar controls be instituted, dividends paid to holders of Common Shares and, consequently, holders of American Depositary Receipts ("ADRs"), could be affected. There can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See "Item 10. Additional Information-Exchange Controls".

Corporate Disclosure and Accounting Standards

The Company prepares its financial statements using Peruvian GAAP, which differ in certain material respects from U.S. GAAP. Thus, the presentation of Peruvian financial statements and reported earnings may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP. See Note 37 to the Company Financial Statements for a description of the significant differences between Peruvian GAAP and U.S. GAAP, as such differences relate to the Company, and Note 38 for a reconciliation to U.S. GAAP of the Company's net income and shareholders' equity for the period included therein. In addition, since the Company is not a United States registrant, information regarding the Company may not be as readily disseminated into the market.

Enforceability of Civil Liabilities

The Company is organized under the laws of Peru. A significant majority of the Company's directors and officers reside outside the United States (principally in Peru). All or a substantial portion of the assets of such persons or the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the federal securities laws of the United States. The Company has been advised by its Peruvian counsel, that there is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Peruvian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

Factors Relating to the Common Shares and ADSs

Voting Rights; Effective Control by Principal Shareholders

The aggregate percentage of the economic interest of the outstanding share capital of the Company held by Alberto Benavides de la Quintana, the Company's Chairman and former Chief Executive Officer, and certain members of his immediate and extended family and their spouses (collectively, the "Benavides Family") as of May 31, 2003 was 26.79 percent. Because of the significant ownership interest the Benavides family holds in the Company and because the Investment Shares do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has a significant influence over the outcome of substantially all matters to be decided by a vote of shareholders. In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, among the Company, The Bank of New York, as depositary (the "Depositary"), and the owners and beneficial owners of ADSs (the "Amended and Restated Deposit Agreement") relating to the Company's ADRs, if holders of ADRs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by the Company, which will likely be Alberto Benavides de la Quintana, a discretionary proxy to vote such shares, unless the Company informs the Depositary that the Company does not wish such proxy to be given.

Fewer and Less Well Defined Shareholders' Rights

The Company's shareholders have fewer and less well-defined rights under applicable Peruvian law than they might have as shareholders of a corporation incorporated in a jurisdiction of the United States or certain other countries.

Shares Eligible for Future Sale

Sales of a substantial number of shares of the Company by Alberto Benavides de la Quintana and certain other members of the Benavides Family could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of the Company's share capital by its shareholders, including the Benavides Family. Furthermore, under the Peruvian Companies Law, any restriction on the free sale of shares in a sociedad anónima abierta, such as the Company, is null and void.

Possible Inability of ADS Holders to Exercise Preemptive Rights

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by the Company unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Shares to be issued in such increase, by holders of Common Shares, holding at least 40 percent of the Common Shares, at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, United States holders of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. The Company intends to evaluate, at the time of any rights offering the costs and potential liabilities associated with any registration statement as well as the benefits to it of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. Therefore, no assurance can be given that any such registration statement would be filed. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders' preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs and such holders' equity interest in the Company would be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

ITEM 4. Information on the Company

THE COMPANY

History and Development

Overview

Buenaventura is Peru's largest publicly-traded precious metals company. The Company is engaged in the mining, processing, development and exploration of gold, silver and, to a lesser extent, other metals, in Peru. The Company currently operates three mines (Julcani, Uchucchacua and Orcopampa) and has controlling interests in four mining companies which have controlling interests in the Antapite, Colquijirca, Ishihuinca, Shila and Paula mines. In March 2001, the Company ceased operations and discontinued exploration efforts at the Recuperada mine. See "-History." In March 2002, the Company sold its 100 percent interest in Minera Huallanca S.A.C. ("Minera Huallanca") to BHL-Perú S.A.C. See "-Recent Developments-Sale of Interest in Minera Huallanca S.A.C." The Company also owns an electric power transmission company and an engineering services consulting company and has minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America's largest gold mine. In 2002, the Julcani, Uchucchacua, Orcopampa, Antapite, Colquijirca, Ishihuinca, Shila, Paula and Huallanca mines produced 277,490 ounces of gold, 13,346,374 ounces of silver and 72,147 short tons of zinc. Yanacocha produced approximately 2,285,584 ounces of gold and 1,921,670 ounces of silver. The Company's equity share of production in 2002 was 1,252,869 ounces of gold, 12,523,278 ounces of silver and 28,074 short tons of zinc including 997,657 ounces of gold and 838,809 ounces of silver for Yanacocha. For the year ended December 31, 2002, the Company's net sales were approximately S/.579.9 million (US$165.0 million), and its net income was approximately S/.388.5 million (US$110.5 million).

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (open stock company) under the laws of Peru, was originally established in 1953 as a sociedad anónima (company) under the laws of Peru, and currently operates under the laws of Peru. The Company's registered office is located at Carlos Villarán 790, Santa Catalina, Lima 13, Perú, telephone no. 5-11-419-2538. The Company's Internet Website address is www.buenaventura.com The information on the Company's website is not a part of, nor incorporated into this document.

History

During its first 25 years, the Company's efforts focused on the exploration and development of silver mines. During this period, the Company built up its principal mines in Peru, commencing with the purchase of Julcani in 1953. The Company commenced exploration of the Orcopampa mine in 1962 and operations in 1965. The Company began exploring the Uchucchacua mine site in 1960, and, after operating a pilot project in the area in the early 1970s with successful results, it built an ore processing plant at the mine, which began operations in 1975.

Because of political uncertainties in Peru in the mid-1970s, the Company decided to consider mining possibilities in other countries in South America, including Colombia, Ecuador, Venezuela, Bolivia and Argentina. Exploration and development began on a small scale at the Toachi mine near Quito, Ecuador, but this project was discontinued in 1981 due to border disputes between Peru and Ecuador. At that time, the Company also decided to discontinue its exploration outside Peru and to intensify efforts in Peru.

Following a sharp increase in silver prices, which peaked in 1980, the Company initiated a program to explore for gold and, to a lesser extent, other metals in Peru, to reduce its dependence on silver, as the Company believed that the high levels of silver prices could not be sustained. Faced with declining silver prices, throughout the 1980s, the Company expanded silver output to reduce its cash flow while at the same time continuing its exploration efforts for other metals. Exploration of gold anomalies in the Yanacocha district began in 1983 and expansion of the Orcopampa mine (which had operated since 1967 as a silver-producing mine) began in 1984 and was concluded in 1986, enabling the Company to develop newly-discovered gold veins. New gold mining operations commenced at the Ishihuinca mine in the early 1980s. However, Peru's economic and political crisis during the 1980's, which led to the imposition of exchange controls, restrictions on imports of supplies, lack of capital and international credit and the increasing incidence of terrorism, adversely affected mining companies in Peru, including the Company.

Since the late 1980s, the Company has continued its efforts to decrease its exposure to silver price fluctuations and has pursued a plan to increase its overall precious metals production and production efficiency. The Company has continued to expand its mineral resource base through the implementation of acquisition, development and exploration programs designed to increase its production and reserves of gold while maintaining its strong position in silver. As part of this strategy, the Company acquired an equity interest in Yanacocha and conducted exploration leading to the discovery of gold mineralization and subsequent production of gold in Orcopampa, Shila, Antapite and other Company mines. These initiatives have transformed the Company from primarily a silver producer into primarily a gold producer, based on allocated revenue. In 2001, gold, silver and other metals accounted for 76.05 percent, 14.75 percent and 9.2 percent, respectively, and in 2002, gold, silver and other metals accounted for 90.55 percent, 6.23 percent and 3.22 percent, respectively, of the Company's equity share of production value in its consolidated subsidiaries and Yanacocha.

The Company's emphasis on gold production has largely been achieved by its acquisition of an equity interest in Yanacocha. On January 14, 1992, the Company, through its 100 percent owned subsidiary, Compañía Minera Condesa S.A. ("Condesa"), together with Newmont Second Capital Corporation ("Newmont Second"), a wholly owned subsidiary of Newmont Mining, and Société d'Etudes, de Recherches et d'Exploitations Miniéres ("Serem"), a wholly owned subsidiary of the Bureau de Recherches et D'Etudes Geologiques ("BRGM"), the geological and mining bureau of the French government, formed Yanacocha to continue exploration and development of the deposits at a mining site in the Cajamarca area. At that time, Yanacocha was 38 percent owned by Newmont Second, 24.7 percent owned by Serem, 32.3 percent owned by Condesa, with the remaining 5 percent owned by The International Finance Corporation ("IFC"), the branch of the World Bank that promotes private investments. Since then, the Company has increased its participation in Yanacocha to 43.65 percent, and Newmont Second has increased its participation in Yanacocha to 51.35 percent, with IFC continuing to own 5 percent.

In October 2000, the Company and Newmont Mining reached a settlement in their long-standing dispute with BRGM and Normandy Mining Ltd. ("Normandy") over ownership of Yanacocha and Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. ("Cedimin") shares. Pursuant to the settlement, BRGM and Normandy together received US$80 million, half from Newmont Mining in the form of common shares and half from the Company in cash. In return, Newmont Mining, through Newmont Second, and the Company, through Condesa, received undisputed title to BRGM's former 24.7 percent interest in Yanacocha and the Company received undisputed title to BRGM's 65 percent interest in Cedimin, which originally owned 40 percent of Minas Conga S.R.L. ("Minas Conga") and other Peruvian assets. The Company paid the US$40 million amount on December 14, 2000.

In October 2000, the Company and Newmont Mining agreed to unitize in Yanacocha their properties in Cajamarca, northern Peru. Under the unitization plan and according to agreements signed in December 2000, the Company sold to Yanacocha several assets, including those formerly owned by Minas Conga, the China Linda lime plant, mining rights, erial land and other machinery and equipment and inventories. See "-Property, Plants and Equipment-Yanacocha's Properties-Operating Properties". The Company received approximately US$9 million in connection with this sale of assets to Yanacocha. See Note 2 to the Company Financial Statements. Yanacocha and the Company also entered into an administration agreement setting forth that the Company would manage the China Linda lime plant until December 18, 2010, for a monthly fee of US$10,000 plus reimbursement of all incurred costs. However, in December 2001, Yanacocha terminated the agreement and the Company ceased to manage the China Linda plant. As a result of the termination, the Company received a payment of $1,800,000 from Yanacocha. See Note 36(a) to the Company Financial Statements.

In March 2001, the Company ceased operations at the Recuperada mine primarily due to the sharp drop in zinc prices and the flooding in October 2000 of the lower levels of the mine, where the majority of ore reserves were located. The Company made the decision to cease operations at Recuperada after exhaustive exploration conducted in the area yielded only negative results. The Company also decided to discontinue exploration efforts at Recuperada, and, as a result, all activity at the mine is suspended at this time.

Recent Developments

Redesignation of the Company's Shares and ADSs

At a shareholder meeting of the Company held on April 30, 2002, following special meetings of the Company's Series A shareholders and Series B shareholders on the same date (the "Special Meetings"), amendments to the Company's estatutos (the "Company By-laws") were approved pursuant to the Special Meetings to effect the redesignation of each outstanding Series B Share as one Series A Share and the immediate redesignation thereafter of each Series A Share as one Common Share (the "Redesignation"). The Redesignation was effective May 3, 2002. From and after that date, the Company has Common Shares with a nominal par value of S/.4.00 per share and Investment Shares also with a nominal par value of S/.4.00 per share. The Common Shares represent 100 percent of the outstanding share capital of the Company. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital.

The Company's ADSs have traded on the New York Stock Exchange Inc. (the "New York Stock Exchange") since May 15, 1996. Prior to the Redesignation, each of the Company's ADSs represented two Series B Shares. In connection with the Redesignation, the Company submitted a technical original listing application to the New York Stock Exchange dated April 25, 2002 (the "Application") for the redesignation of the Company's ADSs representing non-voting Class B Shares to ADSs representing voting Common Shares and the reservation of additional ADSs issuable upon redesignation of Class B Shares as Class A Shares and immediate redesignation thereafter of Class A Shares as Common Shares. The New York Stock Exchange approved the Application prior to the date of Redesignation, and consequently, from and after such date, each of the Company's ADSs has represented two Common Shares.

Sale of Interest in Minera Huallanca S.A.C.

Until March 30, 2002, the Company held, indirectly through Condesa and Cedimin, a 100 percent interest in Minera Huallanca. On such date, the Company transferred this interest to BHL-Perú S.A.C. through the sale of all of its shares in Minera Huallanca for US$2 million. From this total, the Company will collect US$1.5 million in semi-annual installments until September 2004, and will collect the remaining US$0.5 million on September 30, 2006 as long as: (i) the level of economic reserves as measured between September 24, 2004 and September 30, 2006 allows Huallanca to produce 15,000 tons per month of mineral, and (ii) the average price of zinc is higher than US$1,050 per ton during that period. If these conditions are not satisfied, the final price for the Company's participation in Minera Huallanca will be US$1.5 million.

Business Strategy

The Company's strategy is to strengthen its position as one of Peru's leading gold and silver mining companies by expanding its reserves and production. The Company is currently engaged in an active exploration and mine development program and participates in several joint ventures. Further, the Company seeks to increase the efficiency and capacity of its mining operations. The Company is aware of its social and environmental responsibilities and aims to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

The Company views an active exploration program as its primary means to obtain new reserves. As of May 31, 2003, through an intensive exploration program, the Company holds, either directly or in conjunction with joint venture partners, 546,053 hectares of mining rights, excluding an additional 142,610 hectares in mining properties which consolidate production units, making it a major holder of mining rights in Peru. During 2002 the Company spent approximately US$7.5 million primarily on mining exploration-related investments in Peru, concentrating on the exploration and development of precious metals deposits in the following mining projects: Los Pircos, La Zanja, Mesa de Plata, Tantahuatay, Marcapunta, Jatun Orco, Huancavelica, Ccarhuarazo, Samana, Poracota and Patagonia. In 2003, the Company intends to concentrate on the Los Pircos, La Zanja, Mesa de Plata, Salpo, Marcapunta, Jatun Orco, Huancavelica, Poracota and Patagonia exploration projects. The amount spent in 2003 does not include exploration performed by operating mines within their scope.

Participation in Joint Ventures

In addition to managing and operating precious metals mines, Buenaventura also enters into exploration joint ventures with mining partners, where appropriate, to reduce risks, gain exposure to new technologies, support high mine development costs and diversify revenues to include other metals. See "-Business Overview-Exploration". The Company believes that maintaining its focus on mining operations complements this joint-venture strategy because the engineering and geological expertise gained from operations enhances the Company's ability to participate in and contribute to those joint-venture projects that offer the greatest potential.

The Company engages in gold, silver and zinc price hedging activities, such as forward sales and option contracts, to minimize its exposure to fluctuations in the prices of such metals. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and "Item 3. Key Information-Risk Factors-Factors Relating to the Company-Hedging".

Capital Expenditures

The Company's capital expenditures in the past three years have related principally to the acquisition of new assets, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration and development are not included herein and are discussed separately in "-Business Overview-Exploration". Set forth below is information concerning capital expenditures incurred by the Company in respect to each of its principal operating mines and by category of expenditure:

Year Ended December 31,
	2000	2001	2002
		(in thousands)
Julcani	US$ 70	US$ 386	US$ 45
Uchucchacua	1,506	1,276	3,123
Orcopampa	2,083	3,777	6,126
Recuperada	626	99	-
Ishihuinca	41	27	184
Shila	795	321	814
Paula	104	138	99
Huallanca	1,151	460	-
China Linda	196	-	-
Colquijirca	4,260	1,066	1,207
Antapite	6,890	8,934	3,574
Conenhua	1,574	13,591	1,784
Total	US$19,296	US$30,075	US$16,956

	Year Ended December 31,
	2000	2001	2002
		(in thousands)
Machinery and equipment	US$ 1,177	US$ 3,926	US$2,740
Infrastructure	6,767	20,084	5,559
Mining	3,529	2,792	3,774
Milling	3,612	2,348	1,762
Transportation	370	329	219
Communications	70	30	175
Environmental	3,311	57	2,063
Other	460	509	664
Total	US$19,296	US$30,075	US$16,956

The Company financed its capital expenditures in 2000 and 2001 with internally-generated funds and borrowings under its lines of credit. In 2002, capital expenditures were also financed with internally-generated funds and borrowings under the Company's lines of credit. See Notes 15 and 17 to the Company Financial Statements.

The Company has budgeted approximately US$27.3 million and US$12.7 million for capital expenditures in 2003 and 2004, respectively, of which US$6 million and US$6 million are allocated for exploration and development activities in 2003 and 2004, respectively. To fund its planned capital expenditures program, the Company plans to use internally-generated cash. See "Item 5. Operating and Financial Review and Prospects-The Company-Liquidity and Capital Resources".

The Company's ongoing projects include (i) continuing with the construction of a tunnel, the Patón tunnel, in the Uchucchacua mining unit at an estimated cost of US$4.5 million in 2003, and (ii) the construction of a new cyanidation plant and tailings dam ("presa de relaves") in the Orcopampa mining unit at an estimated cost of US$6.5 million. In the Antapite mining unit, the Company is in the process of expanding its production capacity to 450 TPD at an estimated cost of US$2.2 million. The significant increase in capital expenditures for 2002 was due to improvements in the exploration and treatment of the metals produced by the Company.

The Company initiated exploration activities for three silver, lead and zinc bearing veins in Bolivia in May 2001. In April 2001, the Company entered into an option agreement with Minera La Solución S.A., a Bolivian mining company, which requires the Company to make minimum expenditures of US$100,000 and US$200,000 for the first two years, respectively, of the agreement in the event that it decides to undertake exploration. After two years, the Company has the option to purchase 70 percent of Minera La Solución for US$1.5 million. In March 2002, the Company decided to suspend exploration activities in Bolivia due to the decrease in the price of zinc.

The Company continuously evaluates opportunities to expand its business within Peru, as well as in other countries as opportunities arise, and expects to continue to do so in the future. The Company may in the future decide to acquire part or all of the equity of, or undertake joint ventures or other transactions with, other companies involved in the same business as the Company or in related other businesses. However, there can be no assurance that the Company will decide to pursue any such new activity or transaction.

Business Overview

Production

The Company principally produces refined gold and different types of metal concentrates that it distributes and sells internationally, including silver-lead concentrate, silver-gold concentrate, zinc concentrate and lead-gold-copper concentrate. The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca, Paula, Huallanca, Colquijirca and Shila mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine's production.
	Year Ended December 31,
	2000	2001	2002
Gold (oz.)(1)	136,787	222,625	277,490
Silver (oz.)	12,104,147	14,830,993	13,346,374
Zinc (ST)(2)	65,276	69,735	72,147
Lead (ST)	28,510	26,372	27,433
Copper (ST)	86	277	360
Lime (ST)(3)	33,940	-	-

___________

(1) Throughout this Annual Report, "oz." refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0134 grams.

(2) Throughout this Annual Report, "ST" refers to short tons, each weighing 2,000 avoirdupois pounds.

(3) In December 2000, the Company sold the China Linda lime plant to Yanacocha. See "-The Company-History and Development".

Exploration

The Company views exploration as its primary means of generating growth value for shareholders and typically maintains a portfolio of active exploration projects for mineral resources in Peru at various stages of investigation. The Company currently holds, either directly or in conjunction with joint venture partners, 546,053 hectares of mining rights as part of its exploration program; this area excludes an additional 142,610 hectares in mining properties which consolidate production units. The Company invested US$7.5 million in exploration for mineral resources during 2002, including 21,836 meters of exploratory diamond drilling, primarily in the Mesa de Plata, Los Pircos, Tantahuatay, Marcapunta, Jatun Orco, Ccarhuarazo and Potrobayo prospects.

Relying on its own field reconnaissance of satellite image color anomalies and in light of geochemical data recently published by the Instituto Geológico Minero y Metalúrgico ("INGEMMET"), the Company has shifted its exploration focus inside Peru to the Southeastern Andean Region. As a result, while the Company continues exploration in Cajamarca, Cerro de Pasco and Huancavelica as its high-priority target region, it has renewed prospecting and exploration efforts during 2002 for gold and silver in Ayacucho and for gold and copper in Apurímac and Cusco. The Company is also exploring for precious metal epithermal deposits in Puno and continues evaluating prospects in Ecuador, Bolivia and Argentina.

In 2003 the Company expects to invest a minimum of approximately US$8.0 million in exploration and development activities (all exploration and development programs at the Company's principal mines are separate and expressed as part of mine cost structure). Exploration and development expenditures include all of the costs associated with manpower and activities such as geologists, contractors, engineering, drilling equipment, metallurgical testing and economic feasibility studies. Management for the exploration division prepares programs and budgets for individual projects each year and the Company allocates, through approval of the board, an amount to finance such exploration and development activities in those projects considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, the Company allocates budgeted amounts by property or project, only in the case of high geological prospectivity as decided by management. The Company also allocates non-budgeted amounts over the course of the year to new projects based on the Company's needs and its geologists' periodic evaluations of the progress of each opportunity and its potential for development.

An integral part of the Company's exploration program is the participation in joint ventures with experienced mining companies, including NEM; Minera Barrick Misquichilca ("ABX"); Southern Peru Copper Corporation ("SPCC"); Teck Cominco Metals Ltd. ("TCL"); Meridian Peru SAC ("MDG"); and BHP-BILLITON World Exploration Inc. ("BHP-B"), as well as certain of their affiliates. The benefits of joint operations include greater investment in the exploration of the Company's mining rights from the funds contributed by the partners, an investment of US$1.7 million in 2002, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of the Company's management, geologists and engineers. In these exploration joint ventures, the Company may be either the designated operator, an equity participant, the manager or a combination of these and other functions. The Company does not generally conduct significant research and development activities other than investments in exploration as described herein. Funding has provided for university-based research and training of geological staff, with the objective of improving the appraisal of the Company's properties, presently carried out at the Mineral Deposit Research Unit, University of British Columbia, with research on mineral zonation at Uchucchacua, and at the Research School of Earth Sciences, Australian National University, with research on metallogenetic fertility of Circumpacific magmas.

The following table lists the Company's current exploration projects, its effective participation in each project, its partners with respect to each project, the total hectares as of May 31, 2003, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2001 and 2002.

Exploration Projects(1)(2)	Company's Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2001		Total Exploration Expenditures During 2002
Joint Venture Projects:	at December 31, 2002				Total	BVN'S	Total	BVN'S
La Zanja(3)	54.48%	Newmont	28,299	Gold, copper	1.40	1.40	0.38	0.21
Lancones	40.00%	BHP-B	37,500	Copper, gold	1.20	0.40	0.09	0.02
Los Pircos(4)	100.00%	MDG	14,972	Gold & silver	0.60	0.20	0.40	0.10
Patagonia(5)	0.00%	Yamana, Hochschild	127,927	Gold	0.00	0.00	0.47	0.23
Poracota(6)	0.00%	Southwestern, Teck	6,674	Gold & silver	0.00	0.00	0.28	0.28
Salpo	51.00%	Grupo Wiese	6,271	Gold & silver	0.00	0.00	0.30	0.30
Samana	50.00%	Newmont	7,300	Gold	0.60	0.60	0.15	0.15
Tantahuatay	40.00%	SPCC, ESPRO	17,722	Gold, copper	1.00	0.40	1.12	0.45
Company's Projects:
Ccarhuarazo	100.00%	None	15,187	Silver & gold	0.00	0.00	0.54	0.54
Huancavelica	100.00%	None	55,600	Gold, silver, zinc	1.40	1.40	0.49	0.49
Jatun Orco	100.00%	None	16,200	Gold & silver	0.00	0.00	0.69	0.69
Franja Sur	100.00%	None	70,108	Gold & silver	0.10	0.10	0.53	0.53
Potrobayo	100.00%	None	10,000	Copper, gold	0.40	0.40	0.36	0.36
Cedimin(7)	100.00%	None	57,735	Gold, silver, copper	1.46	1.46	2.57	2.57
Others(8)	100.00%	None	74,558	Various	0.60	0.60	0.56	0.56
			546,053		8.76	6.96	8.93	7.48

_________________

(1) The table does not include projects abandoned by the Company, consolidated mining units or those placed on hold prior to 2002.

(2) In addition to these projects, the Company continues to conduct exploration at all of its operating mines and its subsidiaries.

(3) At December 31, 2001, NEM's interest in the project was diluted to 45.52 percent.

(4) MDG has options to obtain a 51 percent interest plus an additional 14 percent in the project upon the fulfillment of certain conditions.

(5) The Company has an option to obtain 50 percent interest at the first stage and an additional 16.67 percent in the project upon the fulfillment of certain conditions.

(6) The Company has an option to obtain 50 percent interest at the first stage and an additional 25 percent in the project upon the fulfillment of certain conditions.

(7) Includes Mesa de Plata, Shila, Paula and others.

(8) Includes Generative Exploration, Marcapunta, Minasnioc and others.

The following is a brief summary of current exploration activities conducted by the Company directly and through joint ventures that are believed to represent the best prospects for the discovery of new reserves. There can be no assurance, however, that any of the Company's current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in the Company's ore reserves. Mineralization out of reserves or mineral resources as indicated by diamond drilling have been included in the Company's Annual Report 2002 from the Los Pircos, La Zanja, Tantahuatay and Marcapunta exploration projects.

Joint Venture Exploration Projects

La Zanja. Sociedad Minera Coshuro S.A. ("Coshuro") controls 28,299 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca. Originally, the La Zanja project was part of the Northern Peru joint venture exploration project, which was 35 percent owned by the Company and 65 percent owned by NEM. The Company executed a carve-out agreement with NEM on August1, 2000, providing for the eventual dilution of NEM's interest in the project. The project, which is operated by the Company, consists of two discrete and superficial gold and silver oxide deposits, amenable to low-strip open pits and heap-leach operation. Mineralization out of reserves is drill proven, indicated and inferred at 18.8 million metric tons with an average grade of 1.1 grams of gold per ton. The Company has not yet tested deep oxide nor sulfide ore potential in other prospects within the property. In 2001, the Company initiated the acquisition of surface rights. In 2002, the Company advanced in the acquisition of 115 hectares in surface rights and also performed large column tests to prove amenability to cyanide leaching in heaps. As of December 31, 2002, the Company owned a 54.48 percent interest in La Zanja and NEM's interest was diluted to 45.52 percent. NEM has elected to be maintain a 45.52 percent interest in La Zanja during 2002 and 2003.

Lancones. The Lancones project is a joint venture which is 40 percent owned by Cía. Minera Totoral S.A. ("Minera Totoral") and 60 percent owned by BHP-B. The Company has an option to purchase shares representing the entire social capital of Minera Totoral. Consisting of approximately 37,500 hectares of mineralized land, the project is located in northern Peru and southern Ecuador. The project is operated by BHP-B and with an objective of identifying massive sulfide deposits in the area. In 2001, BHP-B detected three clusters of airborne gravity anomalies in prospective volcanic rocks. Detailed follow-up mapping and sampling has been performed at the Potrobayo, Cerro Colorado and Valdivia sites. In 2002, 10,000 hectares of the Potrobayo prospect were carved out from the Lancones project after negative results were evidenced by 2,012 meters of reverse circulation drilling. Reprocessing of the regional airborne gravity survey has generated new anomalies that warrant field appraisal and new claims.

Los Pircos. The Los Pircos project is a joint venture with MDG. As of January 2001, the Company has spent US$300,000 and MDG has spent US$700,000 to complete Stage 1 of the contract. MDG has an option to acquire a 51 percent interest in the project if, in addition to replacing the Company as the operator as of October 5, 2002, it invests, at its own risk, an additional amount of US$2.0 million in advanced exploration efforts over a period of 2 years. Consisting of 14,972 hectares, the project is located east of Chiclayo in the Western Cordillera of Cajamarca, approximately 690 kilometers northwest of the city of Lima. The project is currently being operated by MDG and has as its primary objective the exploration of precious metal veins of epithermal character. To date, the Company has located, mapped and sampled five principal veins, which have shown strong anomalous gold and silver values. The principal vein, the Diana vein, has a central section of 380 meters with average widths of 2.10 meters and grades of 8 grams of gold per ton and 300 grams of silver per ton. First pass drilling with a total 3,566 meters in 2002 over the Diana vein system indicated resources of 203,680 metric tons at 18.3 grams per ton of gold and 17.4 ounces per ton of silver in veins with an average thickness of 2 meters.

Patagonia. The Patagonia project is a joint venture between the Company, Yamana Resources Inc., Yamana Resources Ltd., Recursos Yamana Ltd., Recursos Yamana S.A. (the owner of the mining concessions) and Lorenzon Ltd. (a company owned by the Hochschild Group). The Company has an option to purchase 50 percent of the shares of Recursos Yamana Ltd. after three years and an investment of US$2.85 million and an option to purchase an additional 16.67 percent after US$3.0 million is invested in the project. The Company has invited Lorenzon to share the risk in this investment. Consisting of 127,927 hectares, the project is located in southern Argentina, 60 kilometers northeast from the Anglo Gold Cerro Vanguardia gold mine in the Santa Cruz province. To date, the Patagonia project has two main prospective areas identified; namely Martinetas and La Paloma. In 2002, the Company focused on the Martinetas area, with a trenching and sampling program following two sets of gold bearing veins. During first quarter of 2003, the Company conducted a 2,500 meter diamond drilling campaign over Martinetas and results are expected shortly. The Company plans to focus on the La Paloma region to discover new prospective areas in its extensive land holdings in the region in 2003.

Poracota. The Poracota project, operated by the Company, is a joint venture between Southwestern Resources Corp. ("SWG") and TCL. The project encompasses 6,674 hectares and is located 35 kilometers west of the Orcopampa mine in southern Peru, owned by Minas Poracota S.A. (a subsidiary of Minera del Suroeste S.A.C.). The Company has an option to acquire a 50 percent interest in Minas Poracota S.A. with a US$4.6 million payment to SWG. The Company has agreed to invest US$0.4, US$1.0 and US$1.6 million in 2003, 2004 and 2005, respectively, to exercise a second option for an additional 25 percent interest from TCL. Thereafter, the Company may exercise an option to acquire a 50 percent interest of Minas Poracota S.A. The epithermal high sulfidation system comprises two main areas: Poracota and Perseverancia. In the first quarter of 2003, an assessment drilling campaign was initiated in both the Poracota and Perseverancia area.

Salpo. Grupo Wiese owns mining concessions that encompass 6,271 hectares in northern Peru, 70 kilometers east from Trujillo, through Minera Salpo S.A. The Company has an option to acquire a 51 percent interest of Minera Salpo S.A. if it invests US$2.0 million in exploration. Salpo is an historical mining district characterized epithermal veins rich in gold and silver . In 2002, the Company reopened mines along the Salpo and Milluachaqui veins to conduct mapping and sampling, that have demonstrated 4 to 6 grams of gold per ton and 15 to 20 ounces of silver per ton in a thickness of 0.6 to 1.0 meters. During 2003, the Company plans to initiate tunneling and conduct a drilling campaign to generate reserves and discover new mineral resources.

Samana. The Samana project, which is operated by the Company, is a carve-out of the former Ayacucho joint venture with NEM. The Companies executed the carve-out agreement on December 6, 2000, providing for the eventual dilution of NEM's interest in the project. Following the Company's investment of US$884,000, NEM will decide whether to maintain its diluted participation in the project or repurchase its participation interest in the project. Consisting of 7,300 hectares, the project is located in the high plateaus of Ayacucho, 35 kilometers northwest of Puquio. During the period from 1996 to 1999, NEM performed geological mapping, rock-chip sampling, trenching and 1,200 meters of diamond drilling. The existence of a low-grade, superficial, disseminated gold and silver oxide deposit was tested and eventually disregarded. Thereafter, the Company undertook the evaluation of smaller but higher-grade mineralized breccias. The 2001-2002 exploration campaign focused on accessing 200 meters of the Osiris breccia by tunneling to conduct detailed evaluation of grade, thickness and continuity of this tabular structure. In addition, the Company performed three short diamond drill holes which proved the persistence of this potential ore shoot 50 to 100 meters below surface, with a thickness ranging between 2 and 20 meters and grades fluctuating between 5 and 6 grams of gold per ton in oxides. Further drilling is planned to assess lateral continuity to the east.

Tantahuatay. The Tantahuatay project, a gold copper project, is wholly owned by Compañía Minera Coimolache S.A. ("Coimolache"), an entity which is 40.1 percent owned by the Company, 44.2 percent owned by SPCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company. Between 1992 and 1999 the project was managed by SPCC, which explored for copper, and held drill-indicated mineral resources in the order of 350 million tons of ore containing 0.8 percent copper, 0.35 grams per ton of gold and 0.25 percent arsenic. The mineral resources consist of primary sulfides that include pyrites, enargite and native gold. Since 1999 the project was managed by Compañía Minera Colquirrumi S.A. ("Colquirrumi"), 73.3 percent owned by the Company and 26.7 percent owned by ESPRO S.A.C. As of December 2002, Cedimin replaced Colquirrumi as the manager and operator of the project. The area of the project consists of over 17,722 hectares of potentially mineralized ground. The Tantahuatay project is located 30 kilometers northwest of Yanacocha in the Hualgayoc district, 950 kilometers north of the city of Lima. Two of the five outcropping gold anomalies have drill-indicated geological resources of 600,000 ounces of gold and 7 million ounces of silver. Tantahuatay 2 was infill-drilled during 2002 and hosts a measured and drill-indicated mineral resource of 274,000 ounces of gold. The studies are currently focused in the oxide zone only. Cyanidation column tests have been realized with encouraging results, which indicate rapid extractions in the order of 80 to 90 percent, by low-concentration cyanide leaching. After infill-drilling is finished in the Ciénaga deposit, a feasibility study will be finalized to address viability of a 15,000 tons per day open-pit/heap leach operation.

Company Exploration Projects

Ccarhuarazo. The Ccarhuarazo project, located 40 kilometers north of Puquio, in the department of Ayacucho in south-central Peru, and consisting of 15,187 hectares was operated by the Company until December 2002. Inversiones Minera La Familia owns the southern 3,201 hectares of the project. The Company had an agreement with La Familia to jointly develop the area, which consists of a volcanic center with epithermal veins and breccias with copper-silver-gold mineralization. During 2002, 1,188 meters were drilled in 10 holes over the veins systems. Due to disappointing results, the Ccarhuarazo project has been discarded and will not be pursued by the Company in 2003. The agreement with Inversiones Mineras La Familia S.A.C. has been terminated and no legal obligations exist. The Company intends to discard this project.

Huancavelica Project. The Huancavelica project is wholly owned and operated by the Company. Consisting of 55,600 hectares, the project is located in several prospects of the Huancavelica region. The Company initiated exploration efforts in 1994 with the purpose of identifying base-metal skarns and/or disseminated precious metal deposits along the Cenozoic volcanic belt. During 2002, the Company focused exploration activities in epithermal precious metal deposits hosted in volcanic formations; two new deposits were discovered and claimed in the Pampa Andino and Minasnioc prospects. A trenching and first-pass drilling program will be initiated in Pampa Andino, wholly owned and operated by the Company, during 2003. The Minasnioc prospect will be explored in conjunction with ABX according to a joint venture agreement which is currently being negotiated.

Jatun Orco. The Jatun Orco project is wholly owned and operated by the Company. Consisting of 16,200 hectares of mining properties, the project is located 20 kilometers north of the Antapite mine in the headwaters of the Ica valley. The Jatun Orco project is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. Epithermal veins, located in the Jatun Orco Norte, Jatun Orco Sur and Karla prospects, have sporadic high-grade gold and silver leakage anomalies. The Company's exploration efforts in 2002 included 2,289 meters of diamond drilling to intersect the principal veins and to determine their thickness and precious metal grades to a depth of approximately 300 meters. Although results were poor, given the coarse-gold nature of the known mineralization, an advanced exploration program of 1,500 meters was initiated in 2003 to test for grade continuity along the Mercedes and Capicua veins in the Jatun Orco Sur prospect.

Franja Sur. The Franja Sur project is wholly owned and operated by the Company. Consisting of 70,108 hectares, the project is located in the departments of Arequipa and Puno in volcanic rocks of south-eastern Peru. After regional reconnaissance and selection of mineralized areas, the Company is currently conducting initial mapping and sampling at several project sites, including the Pichacani prospect which has demonstrated a strong mercury and tellurium anomaly. The Company's geologists are exploring the Pichacani prospect for gold by trenching and first pass diamond drilling.

Potrobayo. The Potrobayo project, wholly owned by the Company, is located in northern Peru and within the Lancones project area. Previously, the project was 60 percent owned by the Company and 40 percent owned by BHP-B. Consisting of 10,000 hectares, Potrobayo is a carve-out of the Lancones joint venture exploration project. First-pass drilling by BHP-B did not encounter superficial deposits, so the Company initiated ground truthing of airborne gravity anomalies and proceeded with deeper drilling on a sole risk basis. In 2002, the Company drilled 1,155 meters in two deep holes to explore for deep volcanogenic massive sulfide deposits. Due to disappointing results, the Potrobayo prospect has been discarded. Exploration tenements will elapse in June 2003 and June 2004.

Cedimin. Cedimin S.A.C. is wholly owned by the Company and controls 57,735 hectares of owned and leased mining concessions, manages and conducts explorations efforts in the Mesa de Plata project on behalf of Compañía Minera Colquirrumi S.A., in the Tantahuatay project on behalf of Compañía Minera Coimolache S.A. as well as in the Crucero project and the surrounding are of the Shila and Paula mines in southern Peru. During 2002, Cedimin invested US$ 2.5 million in exploration.

Competition

The Company believes that competition in the metals market is based primarily upon cost. The Company competes with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

Sales of Metal Concentrates

Substantially all of the Company's metal is sold to smelters and traders in concentrate form, including silver-lead concentrate, silver-gold concentrate, zinc concentrate and lead-gold-copper concentrate. The majority of the Company's sales are made under one or three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the United States Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange settlement prices for the specific metal, less certain allowances. Sales prices vary according to formulas that take into account prevailing monthly average prices for a quotational period, generally being the month of, the month prior to, or the month following the scheduled month of shipment or delivery according to the terms of the contracts.

The historical average annual prices for gold and silver per ounce and the Company's average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Average Annual Company Price(1)	Average Annual Market Price	Average Annual Company Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
1998	294.16	291.24	5.55	5.18
1999	278.77	277.56	5.22	5.15
2000	279.03	275.39	4.95	4.95
2001	270.99	270.80	4.37	4.36
2002	309.97	309.39	4.60	4.65
2003 (through April 30, 2003)	346.14	347.16	4.62	4.63

____________

(1) The average annual Company price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa and Recuperada mines.

(2) Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3) Average annual silver prices are based on London Spot prices.

Some of the sales contracts the Company enters into with its customers state a specific amount of concentrate the customer will purchase. The Company has sales commitments from various parties for virtually all of its estimated 2003 production; however, concentrates not sold under any of the Company's contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth the Company's total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:
	As of and for the year ended December 31(1)
Product	2000	2001	2002	2000	2001	2002
	(In thousands of constant S/. as of December 31, 2002)			(In thousands of US$)
Gold	121,308	214,022	268,777	34,893	60,007	76,422
Silver	202,487	212,880	196,448	58,243	59,687	52,971
Lead	202,487	38,346	35,724	11,958	10,751	10,157
Zinc	198,701	164,386	143,736	57,157	46,090	40,869
Copper	458	1,400	1,777	132	393	505

________________

(1) Does not include refinery charges and penalties incurred in 2002, 2001 and 2000 of S/.143,552 (US$40,817), S/.163,619 (US$45,875), and S/.170,190 (US$48,079) respectively.

The Company sold its concentrates to 15 customers in 2002. Approximately 60 percent, 54 percent and 45 percent of the Company's concentrate sales in 2000, 2001 and 2002, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate from the Company's mines, and of sales of gold bullion that were sold to the Company's various customers from 2000 to 2002.

	Percentage of Concentrates and Gold Bullion Sales
	2000	2001	2002
Export Sales:
S.A. Sogem N.V.	3.37	2.58	1.05
Johnson Matthey	8.46	18.62	31.27
Trafigura	11.32	10.09	0.67
Hochschild	1.02	1.39	1.39
Glencore	6.60	8.65	4.72
Metaleurop	3.93	3.06	1.57
TCL	5.01	0.98	-
Noranda	2.19	4.86	2.55
Asarco	8.32	-	-
Peñoles	8.17	-	-
Pechiney	0.37	-	1.27
Centrotrade	1.42	-	-
Marc Rich	-	0.92	0.59
Marubeni	-	1.93	-
Britannia Zinc	-	0.76	-
Total Export Sales	60.18	53.84	45.08
Domestic Sales:
Cormin	23.69	25.63	34.16
Doe Run	10.04	14.02	11.75
BHL	6.09	3.37	3.56
Cajamarquilla	-	-	2.04
Procesadora Sudamericana	-	0.13	0.42
Ayssa	-	-	2.99
Pechiney Peru	-	3.01	-
Total Domestic Sales	39.82	46.16	54.92
Total Sales	100	100	100

Under the terms of the Noranda sales contract dated January 15, 2001, the Company is required to supply Noranda with approximately 4,000 wet metric tons ("WMT") per year of Uchucchacua silver-lead concentrates from February 2001 to December 2003. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Pechiney World Trade (USA) Inc. ("Pechiney") sales contract, dated February 2, 2001, the Company is required to supply Pechiney with a single shipment of 4,000 WMTs per year of Uchucchacua silver-lead concentrates in 2001, 2002 and 2003. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Doe Run S.R.L. ("Doe Run") sales contract dated January 25, 2001, the Company is required to supply Doe Run with a minimum of 15,000 WMTs per year of Uchucchacua silver-lead concentrates to be delivered during 2001, 2002 and 2003. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Consorcio Minero S.A. ("Cormin") sales contract dated December 18, 2001, the Company is required to supply Cormin with 10,000 WMTs in 2002 and 9,200 WMTs in 2003 of Uchucchacua's zinc concentrates. The price of the concentrates supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Cormin sales contract dated November 26, 2002, the Company is required to supply Cormin with 4,000 WMTs of Uchucchacua's silver-lead concentrates in 2003. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Cormin sales contract dated March 21, 2003, the Company is required to supply Cormin with 12,000 WMTs of Orcopampa's silver-gold concentrates production from April to September 2003. The price of the concentrates supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Hochschild Partners LLC ("Hochschild") sales contract dated December 20, 2001, the Company is required to supply Hochschild with 8,000 WMTs in 2002 and 10,000 WMTs in 2003 of Uchucchacua's zinc concentrates. The price of the concentrates supplied under the contract is based on specified market prices minus deductions.

The Company also sells refined gold, which is derived from its operations at Orcopampa, Shila and Ishihuinca and processed at its industrial plant at Metalúrgica Los Volcanes S.A. and a local smelter in Lima, to one customer, Johnson Matthey Public Limited Company ("Johnson Matthey"), which further refines the gold. Under the terms of the Johnson Matthey sales contract, the Company supplies Johnson Matthey, at Johnson Matthey's option, with gold assaying in excess of 75 percent gold and approximately 20 percent silver, monthly from January 1, 2002 to December 31, 2003. The price of the gold supplied under the contract is determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). The contract also provides that the Company may elect to have its material toll refined at Johnson Matthey's Royston U.K. works and returned to the Company's account for sale to third parties. Under the terms of the contract, the Company is responsible for delivering the gold to Johnson Matthey's designated flight at the Lima airport.

In addition, the Company sells zinc and lead derived from its operations at the Colquijirca mine through Sociedad Minera El Brocal S.A. ("El Brocal"). The Company sells the zinc concentrates from the Colquijirca mine under the terms of the following contracts: (1) pursuant to a contract dated January 22, 2001, the Company is required to supply Glencore with approximately 27,500 WMTs per year in 2001 and 2002, and with approximately 20,000 to 30,000 WMTs per year in 2003 and 2004; (2) pursuant to a contract dated January 22, 2001 the Company is required to supply Cormin/Trafigura Beheer B.V. with approximately 35,000 WMTs per year in 2001 and 2002, with approximately 20,000 to 30,000 WMTs in 2003 and with 20,000 to 35,000 WMTs in 2004; (3) pursuant to a contract dated December 10, 1997, the Company is required to supply Metaleurop Commercial S.A.S. with approximately 20,000 WMTs per year during 2001, 2002, 2003 and 2004; (4) pursuant to a contract dated December 12, 2001, the Company is required to supply Marc Rich & Co. Investments with approximately 5,000 WMTs per year during 2002 and 2003; and (5) pursuant to a contract dated January 22, 2002, the Company is required to supply Refinería de Cajamarquilla/TCL with approximately 20,000 WMTs per year during 2002 and 2003. The Company sells the lead concentrates from the Colquijirca mine under the terms of the following contracts: (1) pursuant to a contract dated January 22, 2001, the Company is required to supply Glencore with approximately 15,000 WMTs per year in 2001 and 2002, and with approximately 10,000 to 15,000 WMTs per year in 2003 and 2004; (2) pursuant to a contract dated February 26, 2001, the Company is required to supply Cormin/Trafigura with approximately 10,000 WMTs per year in 2001, 2002, 2003 and 2004; and (3) pursuant to a contract dated April 26, 2001, the Company is required to supply S.A. Sogem N.V. with approximately 10,000 WMTs in 2001, and with approximately 5,000 WMTs in 2002.

Hedging

The Company engages in gold, silver and zinc price hedging activities, such as forward sales and options contracts, to minimize its exposure to fluctuations in the prices of such metals. Currently, the Company only hedges for risk management purposes and does not hold or issue financial instruments for trading purposes. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 32(a) to the Company Financial Statements.

Regulatory Framework

Mining and Processing Concessions

In Peru, as in many other countries, the government retains ownership of all subsurface land and mineral resources. The surface land, however, is owned by the individual landowners. The Company's right to explore, develop, extract, process and/or produce silver, gold and other metals is granted by the Peruvian government in the form of mining and processing concessions. The rights and obligations of holders of mining concessions, provisional permits and processing concessions are currently set forth in the General Mining Law (Single Unified Text, 1992, Supreme Decree 014-92-EM), which is administered by the MEM.

In order to obtain a mining concession prior to 1991, a prospective claimant filed a mining claim with the MEM and obtained from it a provisional permit to explore and/or develop the area of the claim. Thereafter, the MEM would issue a technical and legal report on the claimed area and the mining concession would be granted. In 1991, however, a new system was established for granting new mining concessions, based on Universal Transversal Mercator Coordinates ("UTM Coordinates") to map the mining concessions and provisional permits on Peru's land area. Under the new system, no provisional permits are granted, and therefore filers of mining claims filed after 1991 must obtain a mining concession before they may explore and/or develop the areas claimed. A holder of a provisional permit, granted with respect to claims over an area claimed before 1991 who follows proper procedures to comply with the new 1991 system, however, is permitted to continue to explore and/or develop the area claimed.

Following implementation of the new system in 1991, there was a period of transition during which pre-1991 provisional permits and mining concessions could be brought into compliance with the new grid coordinate system by following certain specified procedures. Some conflicts developed regarding recognizing new mining concessions, identifying the exact location of old mining claims and placing old mining claims into the established UTM Coordinates, which slowed down the period of transition. To address such conflicts, in May 1996, the Mining Properties Mapping Law was enacted. The Mining Properties Mapping Law established a new mapping system to identify the land area of mining claims and to set forth a procedure to resolve such conflicts and to recognize the rights held by holders of mining concessions and provisional permits claimed from colonial times until 1991. Under this law, to establish mining concessions claimed from colonial times to 1991, the MEM publishes provisional UTM Coordinates with respect to such mining concessions in El Peruano ("El Peruano"), the official gazette of Peru, and requests that any objections to such provisional UTM Coordinates be made to the MEM within 90 days of such publication. A similar procedure has been established for provisional permits claimed from colonial times to 1991; however, an owner of such provisional permit must establish the area subject to such provisional permit in UTM Coordinates and, once such land area is established, MEM publishes such provisional UTM Coordinates in El Peruano, requesting that any objections to such provisional permit be made to the MEM within 120 days of such publication and before the granting of the mining concession. Mining concessions applied for after 1991 under the UTM Coordinates system have been placed into the new mapping system and do not have to follow the procedure described above.

Mining concessions have an indefinite term, subject to payment of (a) an annual concession fee of US$3 per hectare claimed and (b) an annual fine if a minimum annual production of US$100 per hectare is not achieved before the expiration of the sixth year, following the year after the year in which the title of the concession is granted, of US$6 per hectare will be payable starting in the seventh year following the year after the year in which the title of the concession was granted until the year in which such minimum annual production is achieved; and if the failure to comply with the minimum annual production continues after the eleventh year following the year in which the title of the concession was granted, the penalty will increase to US$20 per hectare starting in the twelfth year counted since the year in which the title of the concession was granted. The fine may be avoided, however, by demonstrating investments in the mining rights during the previous year of amounts more than ten times greater than the fine to be paid. In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit (Unidad Económica Administrativa) provided the mining rights are all within a radius of five kilometers. Failure to pay such concession fees or fines for two consecutive years will result in the loss of the mining right. Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant. No other payments or royalties are required by the Peruvian government for the Company to maintain mining and exploration property rights in full force and effect. As of 2002, the annual concession fee and the annual fine will be calculated pursuant to the provisions of Supreme Decree No. 010-2002-EM, effective since March 10, 2002. The Company paid approximately US$1.1 million, US$1.1 million and US$1.2 million in fees for mining rights for the years ended December 31, 2000, 2001 and 2002, respectively, approximately US$5,496, US$5,540 and US$4,687 in fees for processing concessions, respectively, and is current in the payment of all amounts due in respect of its mining rights and processing concessions.

As of May 31, 2003, the Company, directly and indirectly, through subsidiaries or in conjunction with joint venture partners, owns and administers approximately 688,663 hectares devoted to mineral exploration and mining operations. Mining rights related to the current operations are provisional permits or mining concessions. Almost all of the mining rights related to the current operations already are provisional permits or mining concessions. The mining rights and processing concessions are in full force and effect under applicable Peruvian laws. The Company believes that it is in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that it is not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that the Company may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of its business. The principal mining rights and processing concessions are (i) with respect to the Company's mines, new applications filed for mining concessions, provisional permits and mining concessions at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Paula, Huallanca and Shila; and (ii) with respect to the Company's current exploration projects, new applications filed for mining concessions, the provisional permits and the mining concessions at the Tantahuatay project, the Ayacucho project, the Totoral project and the Huancavelica project. The principal processing concessions are the processing concessions of the concentrators at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Paula and Shila and the processing plant Los Volcanes in Orcopampa.

Both mining concessions and provisional permits staked before 1991 conferred on their holders the right to explore and develop the underground mineral resources, and it is often the case that the titleholders of these mining rights are not the owners of the land surface. Since October 1996, pursuant to Peruvian regulations, all operators of new mining areas in Peru are required to have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes pursuant to General Mining Law, Article 7 of Law 26505, as amended by Law 26570 and the regulations to such Article 7 contained in Supreme Decree 017-96-AG, as amended by Supreme Decree No. 014-2003-AG. The Company has been actively pursuing the acquisition of the land surface or obtaining easements relating to land positions containing prospective geological exploration targets, deposits that can be exploited in the future or areas that would be considered for plant or facility sites.

On December 19, 1998, Special Law No. 27015, the Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas was released. Law No. 27015 was amended by Law No. 27560, released on November 24, 2001 (Law 27015 as amended by Law 27560, the "Urban Mining Concessions Law"). Regulations pursuant to the Urban Mining Concessions Law were set forth in Supreme Decree No. 007-99-EM published on March 22, 1999, which was amended by Supreme Decree No. 008-2002-EM, dated as of February 21, 2002 (as amended, the "Regulations"). Under the Urban Mining Concessions Law, metallic or non-metallic mining concessions will be granted in areas that have been or are designated as urban areas by means of municipal ordinances issued by the Provincial Municipality pursuant to the procedures set forth in the Regulations for the Territorial Conditioning, Urban Development and Environment approved by Supreme Decree No. 007-85-VC, unless the grant of such title or concession is expressly authorized by a special law.

The granting of titles to metallic and non-metallic mining concessions in an area designated as an urban expansion area by means of municipal ordinances in force as of the date of filing of an application for a mining concession requires authorization through a Ministerial Resolution. The issuance of a Ministerial Resolution requires the receipt of a resolution of the Cabinet of the applicable Provincial Municipality, which will be issued within a period of sixty days. If the opinion is negative or if no opinion is issued, the application for the mining concession will be rejected. Any change from a metallic concession to a non-metallic concession and vice versa will be subject to these same requirements.

Applications for concessions in urban expansion areas will be presented on the basis of increments of 10 to 100 hectares under the UTM Coordinates system.

A mining concession in an urban expansion area, whether metallic or non-metallic, will be granted for a term of 10 years, renewable for like terms under the procedures set forth above for the grant of the initial concession. In both urban areas or urban expansion areas the only legally valid easements for mining purposes are those which are entered into directly with the owner of the surface area.

In order to begin exploration activities, holders of mining concessions in urban areas or urban expansion areas must comply with the provisions of the Environmental Regulations for Mining Exploration Activities set forth in Supreme Decree No. 038-98-EM. To begin development activities, holders of mining concessions in urban areas or urban expansion areas must comply with the Regulations for Environmental Protection of the Mining and Metallurgical Activities set forth in Supreme Decree No. 016-93-EM, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, as well as with the provisions contained in the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM published on July 26, 2001. Failure to comply the provisions of the Regulations may be punished with a fine or by the temporary suspension of mining activities. If the failure continues, the mining concession may be revoked.

Law 27474 was published on June 6, 2001, and replaced Law 25763, the purpose of which was to ensure that mining, power and hydrocarbons obligations be audited by auditing companies duly registered with the MEM. Pursuant to Law 27474 and its Regulations approved by Supreme Decree No. 049-2001-EM, the MEM is now in charge of auditing the fulfillment of the obligations contained in the General Mining Law and its Regulations, including technical, economic, financing and administrative obligations, as well as safety and environmental obligations. The MEM may perform audits either with its own personnel or through individuals or companies registered with the MEM to provide external audit services.

Environmental Matters

On September 8, 1990, a new regime of environmental laws, codified in Legislative Decree 613, was enacted in Peru. On June 2, 1992, new environmental laws, codified in Title 15 of the General Mining Law, relating to the mining industry were enacted. These laws and the related regulations significantly increased the level of environmental regulation previously in effect in Peru and established standards as well as guidelines with respect to particulate emissions in the air, water quality, exploration, tailings and water discharges, among other requirements.

The MEM monitors environmental compliance and sets specific environmental standards. In particular, the MEM has established standards for emissions or discharges of metallurgical liquid effluents. The MEM also approves the environmental impact assessments and programs for environmental control.

The MEM has issued regulations that establish maximum permissible levels of emissions of metallurgical liquid effluents approved by Ministerial Resolution No. 011/96-EM/VMM. Generally, holders of mining rights and processing plants that were in operation prior to May 2, 1993 have a maximum of 10 years to comply with the maximum permissible levels; in the meantime, they must prepare their Programas de Adecuación y Manejo Ambiental (Environmental Adaptation and Management Schedules or "PAMAs") to comply with less stringent maximum permissible levels. Under Peruvian environmental regulations that were passed in 1993, a company that initiated operations prior to May 2, 1993, as is the case for the Company and most of its affiliated companies, is required to file with the Peruvian government a Preliminary Environmental Evaluation, or Evaluación Ambiental Preliminar ("EVAP") for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up filing of a PAMA to detail explanations of how such companies will comply with these less stringent maximum permissible levels for metallurgical liquid effluents and other environmental problems. Companies must correct the pollution problems relating to their mining activities within five years and relating to their processing plants within five or ten years, depending on the type of processing plant. These companies must allocate no less than one percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs. Mining and plant processing activities that began after May 2, 1993 or had at that time a specific environmental program will be required to file and obtain approval for an Environmental Impact Study ("EIS") before being authorized to operate. Mining and plant processing activities that began after May 2, 1993 are required to comply with the more stringent maximum permissible levels for metallurgical liquid effluents from the initiation of their operations.

Many of the Company's mining rights and processing plants were in operation prior to May 2, 1993, and the Company is in substantial compliance with the interim maximum permissible levels. EVAPs for Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Shila were all accepted between August and September 1995. The EISs for Huallanca and Paula were approved in 1998 and February 2001, respectively. The EVAPs for the La Zanja, Los Pircos, Tantahuatay and Samana exploration projects were approved in July 2001, August 2001, December 2000 and December 2001 respectively. EVAPs for Jatun Orco, Ccarhuarazo, Salpo and Poracota were all accepted in 2003. Between November 2002 and April 2003, the MEM approved and verified the PAMAs for all these entities, issuing an approving resolution for each respective mining unit.

In October 2001, Consorcio Energético de Huancavelica S.A. ("Conenhua") completed the construction of two transmission lines, one between Trujillo and Cajamarca and the other between Cajamarca Norte and La Pajuela, and of a substation in Cajamarca Norte, in order to provide electricity to Yanacocha and the city of Cajamarca. The final concessions for the two transmission lines were granted by Supreme Resolution No. 165-2001-EM in October 2001.

In 2001, the Company submitted an EIS for a transmission line from Ares to Huancarama, which will connect Orcopampa with the national electricity grid. Orcopampa was connected to the Peruvian national electricity grid on September 12, 2002 and Minera Shila was connected on April 9, 2003.

The EVAPs filed with respect to the Company identify certain environmental issues that must be addressed by the Company. There can be no assurance that the Company will not be required to make additional capital expenditures in order to bring its operations into compliance in the future.

Except as described above, there are no material legal or administrative proceedings pending against the Company with respect to any environmental matters.

The Company anticipates additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on the Company's operations, and the Company would be required to make significant additional capital expenditures in the future. Although the Company believes that it is substantially in compliance with all applicable environmental regulations of which it is now aware, there is no assurance that future legislation or regulatory developments will not have an adverse effect on its business or results of operations.

Permits

Management believes that the Company's mines and facilities have all necessary material permits. All future exploration and development projects require or will require a variety of permits. Although the Company believes the permits for these projects can be obtained in a timely fashion, permitting procedures are complex, time-consuming and subject to potential regulatory delay. The Company cannot predict whether it will be able to renew its existing permits or whether material changes in existing permitting conditions will be imposed. Non-renewal of existing permits or the imposition of additional conditions could have a material adverse effect on the Company's financial condition or results of operations.

Insurance

The Company maintains a comprehensive insurance program designed to address the specific risks associated with its operations, in addition to covering the normal insured risks encountered by major mining companies.

The Company's insurance program is provided through the local Peruvian insurance market and includes employers' liability, comprehensive third party general liability, comprehensive automobile liability, all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment.

Organizational Structure

At May 31, 2003, the Company conducted its mining operations directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

Compañía de Minas Buenaventura S.A.A
Corporate Structure

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, wholly owned by the Company, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and in Conenhua. See "-Business Overview-Exploration". As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine and through its investment in Cedimin receives in return dividend revenues. See "-S.M.R.L. Chaupiloma Dos de Cajamarca" below. In December 2000, Cedimin transferred its interest in Series B Shares of the Company to Condesa, which consequently now holds 7.68 percent of the Company.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.

Cedimin, wholly owned by the Company, is a mining and facilities holding company. At December 31, 2002, Cedimin held a 50 percent interest in Minera Shila, a 40 percent participation in Minas Conga, a 40 percent interest in Chaupiloma and an indirect 51 percent participation in Minera Paula 49 S.A.C. ("Minera Paula") held through Minera Shila. See "-The Company-History and Development" and "-S.M.R.L. Chaupiloma Dos de Cajamarca" below. See "-The Company-History and Development" for a description of the legal proceedings in the Peruvian courts concerning the ownership of certain shares of Cedimin originally held by BRGM. Through its direct ownership in Chaupiloma, Cedimin receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest.

As of January 2, 2003, Minera Shila S.A.C. merged into Cedimin. Due to Buenaventura's and Condesa's, Cedimin's shareholders, interests in Minera Shila prior to the merger, their interests in Cedimin increased from 0.0009 percent and 99.9991 percent, respectively, to 44.83 percent and 55.17 percent, respectively, after the merger.

S.M.R.L. Chaupiloma Dos de Cajamarca

Chaupiloma is a Peruvian limited liability company that holds all of the mining rights for the areas mined by Yanacocha and Minas Conga. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. The Company, Cedimin and NEM own a 20 percent interest, a 40 percent interest and a 40 percent interest, respectively, in Chaupiloma. The Company, directly and indirectly, through its interest in Cedimin, owns a 60 percent interest in Chaupiloma.

Consorcio Energético Huancavelica S.A.

Conenhua is an electrical distribution company that provides a significant portion of the electrical needs of the Company through its transmission facilities. The Company owns 100 percent of Conenhua and manages its operations. Conenhua obtained the concession for power transmission in the Huancavelica area in 1983, enabling the Company to buy energy from Electro Perú and to transmit electric power to the Company's mining facilities through its own facilities. The provinces of Huancavelica, Angaraes, Acobamba and Castrovirreyna are now connected to the system. Conenhua also provides electric power to other mining companies in the area. In 2002, Conenhua sold 7.9 million kilowatt hours ("kWh") in Huancavelica. Revenues generated by Conenhua benefit the Company in the form of operational costs savings at the rate of US$0.11 per kWh regarding thermoelectric generation costs. Conenhua has become the operator of Paragsha II-Ucchuchacua, the power line which provides electricity to the Ucchuchacua mine and two other mines. In 2002, Conenhua provided 91.9 million kWh to those mines. In 2002, Conenhua provided 194.7 million kWh to Yanacocha. In 2002, Conenhua's revenues amounted to US$6.4 million.

In October 2001, Conenhua completed the construction of two transmission lines, one between Trujillo and Cajamarca and the other between Cajamarca Norte and La Pajuela, for which final concessions were granted by Supreme Resolution No. 165-2001-EM. In addition, Conenhua completed the construction of a substation in Cajamarca Norte, in order to provide electricity to Yanacocha, in October 2001. These projects, which required an investment of approximately US$17.5 million, has significantly reduced the cost of energy for Yanacocha. Also in 2001, Conenhua constructed a 4.5 kilometer electrical distribution line for Empresa Minera Iscaycruz's electrical distribution system in the industrial area of Antapite and a 9 kilometer transmission line between Huancarama and Manto to improve the supply of energy for Orcopampa. In 2002, Conenhua constructed the Ares Huancarama 25.5 kilometer transmission line, which includes a substation in Huancarama. Conenhua has increased the power of the Huancarama substation to 8 mega-volt ampere to meet electrical demands from production units at the Orcompampa, Shila and Paula mines. In addition, Conenhua installed a 2.5 mega-volt ampere transformer at the substation in El Palmar to increase the level of electric tension and efficiency of production at the Antapite mine.

On January 1, 2002, the Company transferred electrical energy generation activities available in the department of Huancavelica to Conenhua. As a result, Conenhua acquired the Huapa hydroelectric plant and is currently leasing the Tucsipampa and Ingenio hydroelectric plants. In 2002, these plants generated 18.1 million kWh.

Buenaventura Ingenieros S.A.

Buenaventura Ingenieros S.A. ("BISA"), a wholly owned subsidiary of the Company, has provided mining sector geological, engineering, design and construction consulting services for the last 23 years. During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions. In 1995, BISA created an environmental services group. BISA owns a 99.99 percent interest in Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to the Company and its affiliates. In 2000, 2001 and 2002, BISA participated in 155, 114 and 117 projects, respectively, for domestic and international mining industry customers in Latin America, including the preparation of Environmental Impact Studies and Environmental Adaptation Programs. In 2002, BISA's revenues amounted to US$4.6 million.

BISA has continuously upgraded the technology it requires to perform its services. In 2001, BISA successfully completed the design, supervision and construction of the Antapite mine. In 2002, BISA's principal engineering ventures focused on the construction of a number of projects for Yanacocha and the supervision of the Company's construction of the Patón tunnel at the Uchucchacua mine. In addition, BISA provided geological and project assistance to a number of other mining companies in 2002.

Sociedad Minera Coshuro S.A.

Coshuro, which began operations in December 1995, was created jointly by the Company and NEM to conduct gold mining exploration in the Yanacocha volcanic belt. Coshuro was 35 percent owned by the Company until December 20, 2000, on which date NEM transferred 10.9 percent of its interest in the Coshuro to the Company. As a result, the Company currently holds a 45.9 percent interest in Coshuro.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.

The Colquijirca mine is wholly owned by El Brocal. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. In March 1999, the Company bought an additional 30.4 percent interest in Inversiones Colquijirca, thereby increasing its interest in Inversiones Colquijirca to 51.94 percent. In turn Inversiones Colquijirca holds 51 percent of El Brocal, which provided the Company with a 26.5 percent interest in El Brocal's mining properties. In April 1999, the Company consolidated Inversiones Colquijirca's financial statements, and thus El Brocal's financial statements, with those of the Company, effective March 1, 1999. Other unrelated mining investors hold the balance of the share capital of Inversiones Colquijirca. In July 1996, TCL, a Canadian mining company, acquired 25.5 percent of Inversiones Colquijirca from a group of Peruvian investors.

From December 31, 2001 to January 2002, the Company acquired shares in Inversiones Colquijirca, increasing its interest from 51.94 percent to 59.66 percent, in connection with Inversiones Colquijirca's capital increase. In January 2002, the Company sold 0.64 percent of its interest in Inversiones Colquijirca, decreasing its participation from 59.66 percent, as of January 2002, to 59.02 percent, as of December 31, 2002, and acquired a 2.25 percent interest in El Brocal on the Bolsa de Valores de Lima (Lima Stock Exchange), increasing its interest in El Brocal's mining properties to 32.83 percent. Additionally, in November 2002, the Company distributed stock dividends, which in the aggregate were equivalent to S/.2.8 million, in the form of El Brocal shares.

In January 2003, El Brocal conducted a US$1 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit's copper resources. The Company participated in this capital share increase by exercising its and TCL's interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. As a result, the Company's interest in Inversiones Colquijirca increased from 59.02 percent to 59.90 percent.

Ferrovías Central Andino S.A.

The Company holds 10 percent of Ferrovías Central Andino S.A. ("Ferrovías"), a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000. Among the other companies holding interests in the share capital of Ferrovías are Railroad Development Corporation, Cemento Andino S.A., Commonwealth Development Corporation and others. Ferrovías will provide transportation for concentrates from El Brocal's mining operations at a lower cost.

Sociedad Minera Cerro Verde S.A.

The Company holds a 9.17 percent interest in Sociedad Minera Cerro Verde S.A., which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. The Peruvian government previously owned and operated the mine. In November 1993, the Cerro Verde operation was privatized. Cyprus Amax (now Phelps Dodge) bought 91.7 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.3 percent of the shares of Cerro Verde. Cyprus Amax paid US$35.44 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the development of the facilities. To date, total investments in Cerro Verde equal approximately to US$433.3 million. In 1997, Cyprus Amax estimated economic reserves of 70.2 metric tons with a copper grade of 0.532 percent in Cerro Negro, but because of the decline in copper prices at the end of 1997 decided to postpone development of the site indefinitely. Phelps Dodge is currently the operator and senior partner (82.5%) of Cerro Verde. In 2002, the mine produced 86,410 metric tons of copper cathodes, compared to 76,995 metric tons produced in 2001. It is estimated that Cerro Verde contains over 1.2 million metric tons of recoverable copper and over 28,661 hectares of mining concessions in its mining district. In 2002, Cerro Verde obtained ISO 14001 certification. In addition, positive results from a pre-feasibility study of the primary sulfide deposit were achieved and the study will continue in 2003.

YANACOCHA

Overview

Founded in Peru in 1992, Yanacocha is the largest gold producer in Latin America. Yanacocha produced 2,285,584 ounces of gold in 2002, its eighth full year of operations. Yanacocha's operations are located in the Andes mountains in Northern Peru in the area of Cajamarca, located approximately 600 kilometers north of Lima and 45 kilometers north of the City of Cajamarca at an altitude of 4,000 meters above sea level. As of December 31, 2002, Yanacocha's proven and probable reserves were estimated to be 32.6 million ounces of gold representing a 4.7 percent decrease over Yanacocha's proven and probable reserves, which were estimated to be 34.2 million ounces of gold as of December 31, 2001. The decrease in reserves of gold was mainly due to mining depletion. As of December 31, 2002, Yanacocha's non-reserve mineralized material of gold was 3.7 million ounces, representing a 9.8 percent decrease from Yanacocha's non-reserve mineralized material of gold of 4.1 million ounces as of December 31, 2001. Newmont Mining has not quoted silver reserves at Yanacocha for the last year due to recovery issues.

Yanacocha has the right to use mining rights with respect to 129,621 hectares of land, approximately 10,340 of which are being used in Yanacocha's current mining operations and the remainder of which are being explored by Yanacocha. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 129,621 hectares to Yanacocha, covered by 171 mining concessions and four provisional permits. See "-Mining and Processing Concessions". Yanacocha has acquired or is in the process of acquiring the surface rights with respect to 17,201 hectares of surface land, including the 6,671 hectares currently used in its mining operations, and has obtained beneficial easements with respect to certain surface land above the mining rights currently assigned to it as well as certain other surrounding areas.

At December 31, 2002, Yanacocha operated five open-pit mines: Carachugo, Maqui Maqui, Cerro Yanacocha, San José and La Quinua. Cerro Yanacocha began production in the last quarter of 1997 and is the first of a number of mines that Yanacocha anticipates developing in connection with the Cerro Yanacocha deposit complex, which Yanacocha's management believes may contain significant gold mineralization. See "-Exploration" for a description of the Cerro Yanacocha deposit complex. In 1997, Yanacocha discovered a colluvial gold deposit at La Quinua which indicates that the Yanacocha mining district may contain other colluvial deposits. During 1998, Yanacocha discovered a deposit of an estimated 660,000 ounces of gold at Cerro Negro. In 1999, an epithermal deposit at Cerro Quilish was discovered, which contains an estimated 3.1 million ounces of gold. In 2000, one drill hole at Corimayo was the most successful in Yanacocha history, resulting in 1,400 feet of 0.1 ounce of gold per ton with one segment of 143 feet showing 0.43 ounce per ton material. Significant sulfide materialization, both copper and gold, also was discovered at Cerro Yanacocha and Chaquicocha. Activities in 2001 and 2002 resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone. In October 2001, La Quinua, a 272-hectare gold deposit with a leach pad located at La Pajuela, started operations. In 2002 a new high-grade zone was discovered southeast of known Corimayo mineralization, with an initial intercept of 144 feet at 0.52 ounce per ton. In 2003, exploration efforts will focus on the further investigation of the sulfide mineralization in order to determine its extent and to evaluate processing options. In 2003, exploration efforts will focus on the further investigation of the sulfide mineralization in order to determine its extent and to evaluate processing options.

In 1994, its first full year of production, Yanacocha produced 304,552 ounces of gold, 551,965 ounces in 1995, 811,426 ounces in 1996, 1,052,806 ounces in 1997, 1,335,754 ounces in 1998, 1,655,830 ounces in 1999, 1,795,398 ounces in 2000, 1,902,489 ounces in 2001 and 2,285,584 ounces in 2002. Yanacocha expects production to increase by 17.6 percent from the 2002 production level to 2,688,000 ounces in 2003. Yanacocha believes that it was one of the world's lowest cash cost gold producers in 2002, with a cash cost per ounce of gold sold of US$134. Yanacocha's cash cost per ounce of gold sold was US$123 in 2001, US$96 in 2000, US$111 in 1999, US$104 in 1998, US$95 in 1997, US$107 in 1996 and US$119 in 1995.

Yanacocha expects production of silver in 2003 to remain at approximately the same level as the 2002 production level of 2.3 million ounces. Yanacocha reduces the cash cost of gold with sales of silver, which is considered a by-product. Silver production was 24,467 ounces in 1993, Yanacocha's first full year of production, 97,349 ounces in 1994, 180,619 ounces in 1995, 182,879 ounces in 1996, 163,366 ounces in 1997, 457,183 ounces in 1998, 826,120 ounces in 1999, 1,536,587 ounces in 2000, 1,466,172 ounces in 2001 and 1,921,670 ounces in 2002.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by the Company through its 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by NEM. See "-Management of Yanacocha-General Manager/Management Agreement". Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. No dividends were paid by Yanacocha during its development years, 1992 through 1994. In 1995, Yanacocha paid an aggregate amount of US$61.0 million in dividends, of which US$22.3 million were in respect of 1994 earnings and US$38.7 were in respect of 1995 earnings. In 1996, Yanacocha paid US$78.0 million in dividends: US$37.6 million in respect of 1995 earnings and US$40.4 million in respect of 1996 earnings. In 1997, Yanacocha paid an aggregate amount of US$115.3 million in dividends, of which US$40.0 million were in respect of 1997 earnings and US$75.3 million were in respect of 1996 earnings. In 1998, Yanacocha paid an aggregate amount of US$73.2 million in dividends in respect of 1997 earnings. In 1999, Yanacocha paid an aggregate amount of US$80 million in dividends in respect of 1999 earnings. No dividends in respect of 1998 earnings were distributed by Yanacocha. Instead, cash that would have been paid was used by Yanacocha for property, plant and equipment in a US$122 million reinvestment program. In 2000, Yanacocha paid an aggregate amount of US$60 million in dividends in respect of 2000 earnings and increased the reinvestment program by US$71 million. The reinvestment program totaled US$193 million at December 31, 2000, which amount was capitalized during 2001. In 2001, Yanacocha paid an aggregate amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregate amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits.

On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from "Minera Yanacocha S.A." to "Minera Yanacocha S.R.L." As a result, Yanacocha (i) cannot have more than 20 partners; (ii) its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (See Note 10 to Yanacocha Financial Statements); and (iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

In October 2000, a long standing dispute over Yanacocha shares involving the Company, Newmont Mining and their former partners in Yanacocha, BRGM and Normandy, was settled. In the settlement BRGM, Normandy and their related entities agreed to desist from continuing all pending litigation and arbitration claims against the Company, Newmont Mining and the government of Peru and not to initiate new claims. See "-The Company-History and Development". The resolution of this matter permitted the Company and Newmont Mining to unitize their properties in Northern Peru into Yanacocha including, among other properties, those owned by Minas Conga and the China Linda lime plant.

Capital Expenditures

Yanacocha's capital expenditures from its formation in 1992 through 2002 have related principally to the development of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of two carbon column plants, at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, and the expansion of the leach pads for the Carachugo and Maqui Maqui mining operations, and for the Cerro Yanacocha and La Quinua mining sites. Yanacocha's capital expenditures from its formation through December 31, 2002 totaled approximately US$1,208.8 million, including capital expenditures of US$279.2 million in 2000, US$292.7 million in 2001 and US$145.8 million in 2002. Capital expenditures in 2002 were lower than in 2001 mainly because expenditures on pad expansions at La Quinua (Stages 2 & 3), Carachugo and Yanacocha, were smaller than expenditures on construction during 2001, which included the completion of La Quinua Stage 1 for US$92 million, the expansions of pads at Yanacocha (Stage 4) and Carachugo (Stage 9) for US$41.7 million, and the acquisition of mine equipment for US$74 million, which supported the mine plan in 2002. See "-The Company-History and Development".

Yanacocha anticipates that its capital expenditures for 2003 will be approximately US$259 million (including the capitalized exploration costs referred to above), which Yanacocha plans to use primarily in the completion of pad expansions at La Quinua (Stage 2) and Yanacocha (Stage 5), the construction of carbon column facilities at La Quinua and Yanacocha as part of the inventory reduction plan, the pad expansion at La Quinua (stage 4) and Yanacocha (stage 6), the continuation of the site wide management plan to control sediment and chemistry, and the purchase of additional mine equipment. Yanacocha expects that it will meet its working capital, capital expenditure and exploration and development requirements for the next several years from internally-generated funds, cash on hand, borrowings from banks and financial institutions and the remaining proceeds from a May 1997 US$100 million asset securitization financing transaction backed by Yanacocha's sales receivables (the "Yanacocha Receivables Securitization"). There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and development requirements, or that external funding will be available for such purpose on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Exploration and Development Costs; Capital Expenditures".

Description of Yanacocha's Operations

Yanacocha currently operates five open-pit mines (Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua); a 190 million ton-capacity leach pad at the Carachugo mining site; a 60 million ton-capacity leach pad at the Maqui Maqui mining site; a 390 million ton-capacity leach pad at the Cerro Yanacocha mining site; a 450 million ton-capacity leach pad at the La Quinua mining site; two pregnant solution ponds at the base of each leach pad; two plants at Carachugo and Yanacocha that include a leach solution processing facility at each plant and a smelter at the Carachugo plant; and a water treatment plant. The Carachugo, Maqui Maqui, San José and Cerro Yanacocha mining operations began operations in August 1993, October 1994, January 1996 and the last quarter of 1997, respectively. A fifth open-pit mine, La Quinua, started operations in October 2001. The Carachugo and San José mining operations are located within two kilometers of each other and share the same leach pad and pregnant solution pond. The same processing plant and water treatment plant are utilized by the Carachugo and San José mining operations. The Maqui Maqui mining operation, which is four kilometers from the Carachugo and San José mining operations, has its own leach pad and pregnant solution pond but shares the processing plant and the water treatment plant with the Carachugo and San José mining operations. The Cerro Yanacocha mining operation has its own leach pad, pregnant solution pond and processing plant, but shares the smelter with the Carachugo mining operation. The La Quinua mining operation has its own leach pad and pregnant solution ponds, but shares the processing plant with Yanacocha Norte.

At Carachugo, Maqui Maqui, San José and Cerro Yanacocha, ore is mined by a sequence of drilling, blasting, loading and hauling to the leach pads. The mined ore is not crushed or pre-treated because the ore is porous and readily percolates barren solution and is in an oxide rather than sulfide material. Therefore, ore is transported directly from the open-pit mines as run-of-mine ore to the Carachugo leach pad, in the case of the Carachugo and San José mining operations, to the Maqui Maqui leach pad, in the case of the Maqui Maqui mining operation, and to the Cerro Yanacocha leach pad in the case of Cerro Yanacocha mining operation. This allows for relatively rapid and inexpensive gold production because crushing or additional oxidation processing costs are not incurred. However, at La Quinua, where the ore contains a high amount of clays and requires the addition of cement to insure proper percolation, a belt agglomeration process has been included. The rest of the mining process at La Quinua is the same as that at Carachugo, Maqui Maqui, San José and Cerro Yanacocha. At all five mining operations, waste is dumped in nearby specially conditioned areas. Ore is heap-leached and the resulting pregnant solution is collected in each leach pad's pregnant solution pond. Pregnant solution is pumped to the corresponding processing plant located near the Carachugo or Yanacocha leach pad. In order to enhance processing capacity, a carbon column plant has been built at La Quinua; pregnant solution is enriched at this stage and then pumped to Yanacocha's processing plant. At the processing plant, the gold is extracted using the Merrill-Crowe process and the resulting gold concentrate is then smelted, producing doré bars currently assaying approximately 70 percent gold and 30 percent silver. In the case of Cerro Yanacocha the wet precipitate is delivered to be smelted in Carachugo's facility, and doré bars assay approximately 40 percent gold and 60 percent silver. The doré bars are transported from the processing plant by an outside security firm and refined outside of Peru. See "-Transportation and Refining". The excess barren solution from the processing plant is pumped back to the Cerro Yanacocha, Maqui Maqui and Carachugo leach pads for use in further heap-leaching. The leaching process is generally a closed system; however, during periods of high rainfall, additional water enters the process. This excess water is treated at Yanacocha's water treatment plant, which has been designed to discharge water that meets drinking water standards set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See "-Regulation, Permitting and Environmental Matters".

Electric power for Yanacocha's operations is currently provided by a local power company. Yanacocha can also rely on twenty diesel generators it owns which have an aggregate power generation capacity of 16,000 kilowatts ("kw"). In addition, Yanacocha has been connected to the Peruvian national electricity grid since the end of 1997. Yanacocha currently receives its supply of electric power through a 220 kilovolt ("kV") power line originating in Trujillo, which is owned by Buenaventura and has the capacity to provide up to 150 megawatts ("MW") to Yanacocha. In addition, a 60 kV power line routed through Cajamarca, permits Yanacocha to receive up to 15 MW. This power line is used only in emergencies. See "Item 5. Operating and Financial Review and Prospects".

Water for Yanacocha's operations comes from several lakes and wells. All excess water used by Yanacocha undergoes water treatment at the water treatment plant described above. Set forth below are certain unaudited operating data for the years shown for each of Yanacocha's mining operations that were then in operation:
	1998	1999	2000	2001	2002
Mining Operations:
Ore mined (dry short tons):
Cerro Yanacocha	4,981,259	18,876,207	27,395,912	53,831,585	97,660,028
Carachugo	13,173,354	14,260,383	34,912,518	23,321,305	5,301,915
Maqui Maqui	12,571,876	8,850,763	3,754,305	-	-
La Quinua	-	-	-	4,066,142	45,779,942
San José	11,642,193	19,379,665	16,961,576	3,519,248	114,089
Total ore mined (dry short tons)	42,368,682	61,367,018	83,024,311	84,738,280	148,855,974
Average gold grade of ore mined
(oz./dry short ton)
Cerro Yanacocha	0.034	0.032	0.032	0.029	0.021
Carachugo	0.049	0.037	0.032	0.033	0.019
Maqui Maqui	0.049	0.041	0.033	-	-
San José	0.040	0.041	0.030	0.037	0.024
La Quinua	-	-	-	0.018	0.028
Total average gold grade of ore Mined (oz./dry short ton)	0.043	0.038	0.031	0.030	0.023

Gold Production (oz.):
Cerro Yanacocha	108,166	319,239	610,183	954,406	903,581
Carachugo	337,362	432,190	788,111	904,192	585,249
Maqui Maqui	646,931	253,564	43,025	37,974	30,998
San José	243,295	650,837	354,079	-	-
La Quinua	-	-	-	5,917	765,756
Total gold (oz.)	1,335,754	1,655,830	1,795,398	1,902,489	2,285,584

Exploration

Yanacocha's exploration activities encompass 125,670 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 125,000 hectares to Yanacocha covered by 14,161 mining concessions and three provisional permits. Although Chaupiloma has not assigned to Yanacocha the mining rights to the remaining hectares, Chaupiloma permits Yanacocha to explore these hectares. See "-Mining and Processing Concessions".

Exploration expenditures amounted to approximately US$11.2 million, US$9.5 million, US$10.3 million, US$12.0 million and US$11.1 million in 1998, 1999, 2000, 2001 and 2002, respectively. These expenditures have resulted in the identification of several deposits, which have been advanced to reserves and non-reserve mineralized material, including Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua, Cerro Negro, Cerro Quilish, Chaquicocha, El Tapado, and Corimayo. Exploration and development continue at Corimayo to define the limits of this oxide mineralization system and to determine the extent of high-grade mineralization in this body. Oxide mineralization has also been identified on the surface and in drill holes at Quecher Norte where development and exploration activities will advance this new discovery. Lastly, exploration funds have been used to identify deep sulfide mineralization beneath the oxide deposits at Cerro Yanacocha and Chaquicocha. This material contains both gold and copper, and exploration efforts will continue in order to determine the extent of this material and to evaluate various processing options.

Yanacocha's exploration and development expenditures include all of the costs associated with exploration activities such as drilling, geologists and metallurgical testing. Yanacocha prepares a budget for each year and allocates an amount for exploration and development activities. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities that may arise, Yanacocha does not allocate the budgeted amount by property or project. Rather, Yanacocha allocates the budgeted amount over the course of the year to each project based on Yanacocha's needs and its geologists' periodic evaluations of the progress of each project and its potential for development.

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua, Chaquicocha, Cerro Negro, Corimayo, El Tapado and Quecher Norte deposits over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario holdings. In addition, Yanacocha will continue the exploration of the deeper gold and copper mineralization in the Cerro Yanacocha complex and beneath other deposits. For 2003, Yanacocha has estimated US$15.9 million for exploration and development which will be expensed, and an additional US$3.9 million that will be capitalized and that relates to development activities for ore bodies that are currently classified as reserves. This budgeted amount will be expended mainly on the Corimayo, Cerro Yanacocha, La Quinua, and Cerro Negro deposits along with an extensive oxide exploration program through the Yanacocha district. In addition, funds have been allocated to continue the exploration and evaluation of the deep sulfide mineralization at Cerro Yanacocha and Chaquicocha.

In 1997, Yanacocha discovered an important colluvial gold deposit at La Quinua, which indicated that the Yanacocha mining district may contain other colluvial deposits. During 1998, Yanacocha discovered a deposit of an estimated 667,000 ounces of gold at Cerro Negro. In 1999, an epithermal deposit of an estimated 3.1 million ounces was discovered at Cerro Quilish. In 2000, one drill hole at Corimayo was the most successful in Yanacocha's history, resulting in 1,400 feet of 0.1 ounce of gold per ton with one segment of 143 feet at 0.43 ounce per ton material. Significant sulfide materialization, both copper and gold, also was discovered at Cerro Yanacocha and Chaquicocha. Activities in 2001 and 2002 resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone. At the end of 2001, Corimayo contained 2.94 million ounces of reserve (1.22 million ounces) and non-reserve (oxide) material. In 2002 a new high-grade zone was discovered southeast of known Corimayo mineralization, with an initial intercept of 144 feet at 0.52 ounce per ton. In 2003, exploration efforts will focus on the further investigation of the sulfide mineralization in order to determine its extent and to evaluate processing options.

Transportation and Refining

The doré bars produced at Yanacocha's operations in Peru are transported to refineries outside of Peru (currently, in Switzerland and England) using an outside security firm, Securicor International Services USA Inc. ("Securicor"), which in turn subcontracts the work in Peru to a local security firm, Hermes Transportes Blindados S.A. Under the terms of the transportation contract entered into between Yanacocha and Securicor, the risk of loss with respect to the doré bars produced by Yanacocha transfers from Yanacocha to Securicor when the doors of the security transport vehicle at Yanacocha's mine site are closed and the doré bars have been signed for by a representative of Securicor's transporting company. Securicor is responsible for transporting, storing, guarding and delivering the doré bars from Yanacocha's mine site to a strong-room vault at the Kloten-Zurich Airport in Switzerland or at the Johnson Matthey refinery in Royston, England. Liability for any damage to or loss of doré shipments while under Securicor's custody at the mine site or in transport to the delivery point is assumed by Securicor, up to a maximum of US$100 million per shipment. Accordingly, Yanacocha limits its shipments to US$100 million in value, with the average shipment being US$9 million in value.

Upon delivery by Securicor to the refiner, Johnson Matthey, or the refiner's designee at the Kloten-Zurich Airport, Commerzbank SA, the refiner assumes all risk of loss and damage to the doré bars until Yanacocha is credited with the appropriate gold amounts within the time frame specified in each refining contract. Prior to assaying, the doré bars are transported to the refinery where they are melted, weighed and sampled in the presence of a representative of Alfred Knight Ltd., a professional assayer retained by Yanacocha. Each of the refiner and Alfred Knight, on behalf of Yanacocha, takes samples from the melted doré to assay. Alfred Knight independently assays Yanacocha's sample at its laboratory. The refiner and Alfred Knight then exchange assay results and use the arithmetic mean of the results for a settlement assay. If the results of Alfred Knight's and the refiner's assays differ by more than a certain amount, then a mutually agreed upon third party assayer will determine the final result assay.

Yanacocha currently has refining contracts with Commerzbank and Johnson Matthey to refine doré bars produced at Yanacocha's processing facility. Under the terms of the contracts, the gold is toll refined and returned to Yanacocha's account for sale to third parties. Yanacocha ships doré bars for refining to one of the refineries owned by Commerzbank in Switzerland (through its affiliate Argor-Heraeus S.A.) and to Johnson Matthey's refinery in England. The output from such refineries is London Good Delivery gold and silver. Yanacocha is charged a predetermined fee for the refinement. The refining contracts are entered into each year for a one year term. The current refining contracts expire on October 31, 2003. Yanacocha enters into one-year refining contracts because management believes that in the current increasingly competitive marketplace, it will be able to negotiate better pricing in each future year. Further, if marketplace fundamentals shift, Yanacocha is confident that it can readily secure longer-term refining arrangements.

Sales of Gold

Yanacocha's gold sales are made through a monthly open-bidding process in which Yanacocha auctions its production corresponding to the next four to six weeks. This bidding process is set up by Yanacocha before each month with approximately 10 financial institutions and trading firms. Yanacocha collects bids and confirms sales. The gold is typically sold the date of departure from Jorge Chavez Airport in Lima. If a portion of gold remains unsold, it is sold four or five days later. Silver is sold on the spot market approximately once a month to creditworthy traders. The cash from such sales is received into a collection account in London against orders to the refiners for deliveries of the gold and silver to the purchasers in connection with the Yanacocha Receivables Securitization.

Delivery is made once a week and payments are collected the day of confirmation. The payment price for the gold consists of (i) the market price at the confirmation of the sale and (ii) a small premium established pursuant to the bidding process.

Since 1994, Yanacocha has consistently sold to five or six financial institutions and trading firms at each auction. Such buyers are market makers and active participants in precious metal markets.

Employees

At December 31, 2002, Yanacocha had 1,810 employees. Compensation received by Yanacocha's employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive eight percent of the annual pre-tax profits of their employers (the "Employee Profit Sharing Amount"), four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by Yanacocha to the Fondo Nacional de Capacitación Laboral de Promoción del Empleo (FONCAL PROEM), a public fund to be established to promote employment and employee training.

Under Peruvian law, Yanacocha may dismiss workers for cause by following certain formal procedures. Yanacocha may dismiss a worker without cause, provided that Yanacocha pays such worker a layoff indemnification in an amount equal to one and a half month's salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months' salary. Recent decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer's grounds, have limited Yanacocha's ability to dismiss a worker without cause. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to one month's salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to a modification in January 2001 of the Peruvian labor laws enacted in 1991, Yanacocha's obligation to deposit funds for severance payments in a bank account, for the benefit of each employee, in both May and November of each year has been temporarily replaced with an obligation to deposit a monthly payment equal to 8.33 percent of the each employee's salary. The term of this modification has been extended until November 2004.

Yanacocha's employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the system of the Oficina de Normalización Previsional (the Public Pension System, or "ONP") or in a privately-managed system of individual contribution pension funds ("AFPs"). Yanacocha is required to withhold from the salary of each employee enrolled in the ONP system 13 percent of such employee's salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system between 11.5 percent and 12 percent of such employee's salary, and pay such amount to the respective AFP. Yanacocha has no liability for the performance of these pension plans.

In addition, Yanacocha pays to ES SALUD (the new social security agency) nine percent of its total payroll for general health services for all employees. Prior to May 1997, Yanacocha was required to pay to ES SALUD one percent of its payroll for blue collar employees for employment-related illness and accidents. In addition, Law 26790 also requires Yanacocha to provide private insurance representing an average payment equal to 1.55 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards. Yanacocha also must pay a total of 2 percent of its total payroll for the Extraordinary Solidarity Tax.

Yanacocha has entered into arrangements with independent contractors who are responsible for the security services and staffing for several operational and administrative areas. At December 31, 2002, independent contractors employed an average of 4,200 persons who worked at Yanacocha's operations.

Yanacocha has experienced no strikes, has no labor unions and has not entered into any collective bargaining agreements since the beginning of its operations. However, there can be no assurance that this situation will not change, and it is possible that Yanacocha may have labor unions in the future. Since commencement of operations, Yanacocha's rate of turnover has been less than ten percent per year. Yanacocha considers its relations with its employees to be good.

Social Development

Since its formation,Yanacocha has been attentive to its relationship with the community in the fields of social relations and development.

During 2002, the External Affairs Management, an internal department within Yanacocha, through its Community Relations and Rural Development Management Offices and its Institutional Relations and Urban Development Management Office, established social development programs that address 65 rural communities and the city of Cajamarca. To implement these programs and their projects, Yanacocha developed active relationships with more than 40 domestic and foreign institutions and organizations, including FONDOEMPLEO, Nestlé Perú, Antares, Adaminya, Asodel, Foncreagro, Cenfotur, Aprec, Asociación Yanacocha, Pro Naturaleza, Pronamachcs and Pronaa, among others, and thereby instituted programs in an amount exceeding US$7 million.

As of 1993, Yanacocha has invested nearly US$25 million (including the total investment made by Yanacocha in social development programs) in educational, health, social infrastructure (schools and medical posts) and productive infrastructure projects (rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs).

During 2002, "Fondo Cajamarca Sostenible", a civil association to which Yanacocha intends to provide its support, was created as a result of Yanacocha's and other local institutions' efforts to encourage local development.

Security

Yanacocha employs a security force of over 248 persons with respect to its mining operations, including the processing plant, 14 persons with respect to its headquarters in Lima and 8 persons with respect to the road to the coast. No terrorist incidents have been recorded against Yanacocha's personnel or property at its mining operations or at its headquarters in Lima.

Mining and Processing Concessions

All of the mining concessions and provisional permits that have been assigned by Chaupiloma to Yanacocha were claimed prior to 1991. Chaupiloma is owned 40 percent by NEM and 60 percent by the Company directly and through its affiliate Cedimin.

Yanacocha's exploration activities encompass 129,621 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 129,621 hectares to Yanacocha, which are covered by 171 mining concessions and four provisional permits. Although Chaupiloma has not assigned the mining rights to the remaining hectares to Yanacocha, Chaupiloma permits Yanacocha to explore these hectares. Currently, five of the mining concessions assigned to Yanacocha are being utilized for mining operations. They are Chaupiloma Tres, Chaupiloma Cuatro, Chaupiloma Cinco, Chaupiloma Seis and Chaupiloma Doce. The Carachugo mine and the San José mine are located on the mining concessions of Chaupiloma Tres, Chaupiloma Cuatro and Chaupiloma Cinco; the Maqui Maqui mine is located on the mining concessions of Chaupiloma Seis and Chaupiloma Doce; the Cerro Yanacocha mine is located on the Chaupiloma Uno and Chaupiloma Dos mining concessions and the La Quinua mine is located on the Chaupiloma Dos, Chaupiloma Once, Chaupiloma Veintiuno, Chaupiloma Cuarentidos, Chaupiloma Cincuenticuatro, Mirtha III, La Providencia and El Sol No. 4 mining concessions. Five mining concessions have been assigned to Yanacocha by Chaupiloma pursuant to two assignments of mining rights, both with an initial term of 20 years expiring in 2012, renewable upon Yanacocha's request for an additional 20-year term. Yanacocha pays a royalty to Chaupiloma for the right to mine the five mining concessions of 3 percent of the net sale value of all ore extracted from these mining concessions after deducting refinery and transport costs. For 2002, Yanacocha paid royalties of US$21.6 million to Chaupiloma. The other mining concessions and provisional permits have been assigned to Yanacocha by Chaupiloma on comparable terms.

According to Peruvian mining law, the assignee in an assignment of mining concessions assumes all the duties and rights of the holder of the concession. Management of Yanacocha believes that the mining concessions assigned to Yanacocha are in full force and effect under applicable Peruvian laws and that Yanacocha is in compliance with all material terms and requirements applicable to the mining concessions and is not experiencing any condition, occurrence or event known to it that would cause the revocation, cancellation, lapsing, expiration or termination thereof, except that Yanacocha and Chaupiloma may, from time to time, remake, cancel, terminate or allow to lapse mining concessions assigned to Yanacocha that are not material to the conduct of Yanacocha's business.

Yanacocha has been actively pursuing the acquisition of the land surface or obtaining easements relating to land positions containing prospective geological exploration targets, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to 17,201 hectares of the surface land covering its Carachugo, Maqui Maqui, San José and Cerro Yanacocha mining operations and the La Quinua, Cerro Negro and Cerro Quilish deposits. In addition, Yanacocha has acquired 3,200 hectares of surface rights with respect to the Minas Conga deposits. See "-The Company-History and Development".

In addition, Yanacocha is subject to the Urban Mining Concessions Law which was released on
December 19, 1998. See "-The Company-Regulatory Framework-Mining and Processing Concessions".

Yanacocha has a processing concession from MEM for its processing plant. The processing concession has an indefinite term, subject to the payment of a fee based on nominal capacity for the processing plant. Yanacocha paid approximately US$122,000 in fees for the processing concession for the year ended December 31, 2002 and is current in the payment of all amounts due in respect of its processing concession.

No other payments or royalties are required by the Peruvian government for Yanacocha to maintain in full force and effect its rights to the properties it is mining or exploring.

Regulation, Permitting and Environmental Matters

Yanacocha is subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru, including mining laws, labor laws, social security laws, public health, consumer protection laws, environmental laws, securities laws and antitrust laws. See "-The Company-Regulatory Framework-Mining and Processing Concessions" for a general description of Peruvian regulations of mining companies. See "-Mining and Processing Concessions" above for a discussion of Peruvian regulations relating to the mining and processing concessions utilized by Yanacocha in its mining operations.

Yanacocha is required to submit certain documentation with respect to Yanacocha's plans and operations for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture and the Ministry of Health. Yanacocha is required to file and obtain approval of an EIS for each of its mining operations before being authorized to operate such mine. EISs for the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations have been approved. Yanacocha has submitted certain supplemental EISs pursuant to the requirement to submit an EIS each time a project's production is expanded by more than 50 percent. All supplemental EISs submitted by Yanacocha to MEM to date have been approved. After an EIS is approved and the mine is placed in operation, a governmental-accredited environmental auditing firm is required to audit the operation two times per year. Each of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations has been and continues to be audited as required and no material pollution problems have been identified.

Yanacocha's corporate policy is to operate in compliance with all material applicable laws and regulations and adopt and adhere to standards that are protective of both human health and the environment at the facilities it builds and operates. Additionally, Yanacocha has agreed to several environmental covenants in loans with the IFC that require Yanacocha to comply with relevant World Bank environmental guidelines and World Bank occupational health and safety guidelines, and such covenants are monitored annually by IFC. See "-Trust Certificates and IFC Loan Documents". Yanacocha charges to income US$3.00 per ounce of gold sold, which represents the cost of the eventual closing of its mines appearing on the balance sheet under Reclamation Liability.

The Company has been informed by Yanacocha that Yanacocha's management believes that its operations are conducted in accordance with all material applicable laws and regulations. All future exploration and development projects require or will require a variety of permits. Although procedures for permit applications and approvals are customarily faster in Peru than in the United States, permitting procedures are still complex, time-consuming and subject to potential regulatory delay.

The Company has also been informed by Yanacocha that Yanacocha's management does not believe that existing permitting requirements or other environmental protection laws and regulations applicable to Yanacocha will have a material adverse effect on its business, financial condition or results of operations. However, Yanacocha's management recognizes the possibility that additional, more stringent environmental laws and regulations may be enacted in Peru, which could result in significant additional expense, capital expenditures, restrictions or delays associated with the development and operation of Yanacocha's properties. Neither the Company nor Yanacocha can predict whether Yanacocha will be able to renew its existing permits or whether material changes in existing permit conditions will be imposed. Non-renewal of existing permits or the imposition of additional conditions with respect to Yanacocha could have a material adverse effect on Yanacocha's financial condition or results of operations.

The Company has been informed by Yanacocha that Yanacocha's management believes that it is in compliance with all material regulations and international standards concerning safety.

In June 2000, a transport contractor of Yanacocha spilled approximately 11 liters of mercury near the town of Choropampa, Peru, which is located 53 miles southwest of the mine. Mercury is a by-product of gold mining and was sold to a Lima firm for use in medical instrumentation and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Nuevos Soles (approximately $0.5 million) to the Peruvian Government. Yanacocha entered into settlement agreements with a number of individuals impacted by the incident. In addition, it has entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident.

On September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in Denver District Court of the State of Colorado. This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the Court on July 30, 2002. Plaintiffs' attorneys have appealed this dismissal.

In July 2002, other lawsuits were instituted against Yanacocha, various wholly owned subsidiaries of Newmont Mining Corporation and other defendants in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident. All but one of these lawsuits has been stayed pending the outcome of the appeal in the September 2001 matter. A motion to stay the one remaining lawsuit is currently pending before the Court.

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits previously have entered into settlement agreements with Yanacocha.

Yanacocha cannot predict the final outcome of any of the above-described lawsuits but considers that any adverse decision will not have a material effect on its financial condition or results of operations.

As of December 31, 2002, Yanacocha has expensed approximately $6.8 million, net of insurance refunds, for public works, remediation efforts, personal compensation and the fine. Yanacocha cannot predict the likelihood of any additional expenditure related to this matter.

Insurance

Yanacocha maintains a comprehensive insurance program designed to address the specific risks associated with its operations, in addition to covering the normal insured risks encountered by major mining companies.

Yanacocha's insurance program consists of a "Primary Program" and an "Umbrella/Excess Program". Coverage under the Primary Program is provided through the local Peruvian insurance market and includes employers' liability, comprehensive third party general liability, comprehensive automobile liability, all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment. Coverage under the Umbrella/Excess Program is provided through Newmont Mining's master worldwide insurance program and addresses claims that the Primary Program cannot, or will not, cover. During 2002 and 2001, Yanacocha received US$6.3 million and US$3.1 million, respectively, from its insurance program in connection with the mercury spill and expects to receive further insurance payments to cover most of the remediation expenses Yanacocha incurred as a result of the accident.

Trust Certificates and IFC Loan Documents

In 1997, Yanacocha issued debt through the sale of US$100 million Series A Trust Certificates to various institutional investors. The proceeds from the trust certificates were primarily used to finance the Cerro Yanacocha project. At December 31, 2002, 2001 and 2000, US$44 million, US$64 million and US$78 million, respectively, was outstanding under this financing. Interest on the trust certificates is fixed at 8.4 percent and repayments are required quarterly through June 2004. Trust certificates are secured by certain of Yanacocha's assets and are also secured by future gold sales through a trust agreement with The Bank of New York.

In order to finance the La Quinua project, Yanacocha obtained a credit facility from IFC. Pursuant to an agreement dated December 22, 1999, IFC agreed to extend to Yanacocha a loan in the amount of up to US$20 million (Tranche A) to be repaid no later than December 15, 2009, and a second loan in the amount of up to US$80 million (Tranche B) to be repaid no later than December 15, 2006. As of December 31, 2002, 2001 and 2000, US$50 million, US$100 million and US$45 million, respectively, was outstanding under this credit facility. This credit facility is available on a revolving basis and contains financial covenants similar to the previous IFC loans. These covenants consist of affirmative and negative covenants, including, but not limited to the restriction on paying dividends if after giving effect to such payment (a) the current liquidity ratio is less than 1.2:1, (b) the debt to equity ratio is no greater than 70:30, (c) the trailing four quarters debt service coverage ratio is less than 1.3:1, or (d) the reserve coverage ratio is less than 2.0:1. During the revolving period, an interest rate of LIBOR plus 2.375 percent for Tranche A and LIBOR plus 2 percent for Tranche B, will be paid quarterly.

Yanacocha has a US$40 million line of credit with Banco de Crédito del Perú, which expires in July 2004 and has an interest rate of LIBOR plus 0.75 percent until June 2003 and LIBOR plus 2 percent from and after July 2003. At December 31, 2002, 2001 and 2000, the outstanding amount under this line of credit was US$6 million, US$13 million and US$8 million, respectively.

Yanacocha also has a US$20 million line of credit with BBVA Banco Continental, which expires in June 2003 and has an interest rate of LIBOR plus 0.8 percent. At December 31, 2002, no amount had been borrowed under this line of credit.

All Yanacocha debt is secured by certain restricted funds and by substantially all of Yanacocha's property, plant and equipment.

By-Laws of Yanacocha

Yanacocha is governed by the Ley General de Sociedades Peruana (the "Peruvian Companies Law") and the estatutos (the combined articles of incorporation and by-laws) of Yanacocha (the "Yanacocha By-Laws").

Control Over Major Corporate Events

Pursuant to the Peruvian Companies Law and the Yanacocha By-Laws (including applicable quorum requirements), without the affirmative vote of the partners of Yanacocha representing at least 51 percent of the voting shares, none of the following may occur: (i) an increase or decrease in Yanacocha's capital, (ii) the issuance of any debentures, (iii) any sale of an asset whose book value is at least 50 percent of the paid in capital relating to such asset, (iv) any amendment to the Yanacocha By-Laws in order to change its business form, (v) the merger, consolidation, dissolution or liquidation of Yanacocha or (vi) any other amendment of the Yanacocha By-Laws.

Pursuant to the Shareholders Agreement among Newmont Second, Condesa, Compagnie Miniére Internationale Or S.A. and IFC, dated as of August 16, 1993, as amended by a General Amendment Letter, dated August 17, 1994, any member of the Executive Committee of Yanacocha who wishes to propose that Yanacocha's Executive Committee authorize Yanacocha to take a Significant Action (as defined below) must (i) give written notice to each partner of such proposal prior to consideration thereof at a meeting of the Executive Committee and (ii) refrain from voting to approve such Significant Action until (x) the Executive Committee has received the consent of 80 percent of the partners of Yanacocha (a partner is deemed to have consented if no objection is received from such partner within 30 days after being notified) or (y) the Executive Committee has received the consent of at least 51 percent of the partners of Yanacocha and 45 days have elapsed since the member of the Executive Committee who proposed the Significant Action has responded in writing to objections received from objecting partners. "Significant Action" means (i) a disposal or sale of more than 20 percent by value of Yanacocha's fixed assets, (ii) any planned shutdown or cessation of Yanacocha's mining activities that is planned to last for more than one year, (iii) any capital expenditure by Yanacocha exceeding US$20 million, (iv) any disposal or sale by Yanacocha of the mining rights covered by certain concessions or (v) the approval of the development of a project in the area owned by Yanacocha (other than the Carachugo mine and processing facilities).

Preemptive Rights

The Peruvian Companies Law and the Yanacocha By-Laws provide preemptive rights to all partners of Yanacocha. In the event of a capital increase, any partner has a preemptive right to pay its pro rata share of such increase in order to maintain such partner's existing participation in Yanacocha.

In the event of a proposed transfer, exchange or sale, either voluntary or involuntary, of participation (collectively, the "Offered Participation") of one or more partners, any partner has a right to acquire the Offered Participation in proportion to its holdings of partners' capital. In the event that not all of the partners wish to exercise this right or some indicate their decision to acquire a smaller share than that to which they are entitled, the other partners will be entitled to an increase, and, consequently, the remaining participation will be distributed among them in proportion to such partners' capital participation and within the maximum limit of the participation they have stated their intention to acquire. Finally, any Offered Participation remaining unsubscribed by the partners must first be offered to Yanacocha before they may be offered to third parties.

Legal Proceedings

Choropampa. On September 10, 2001, over 900 Peruvian citizens initiated a lawsuit in the Denver District Court for the State of Colorado against Yanacocha and other defendants in connection with the mercury spill near the town of Choropampa, which is described in "Regulation, Permitting and Environmental Matters" above. The action seeks compensatory and punitive damages on the basis of various claims arising from the accident. This action was dismissed by the Denver District Court on May 22, 2002, and this ruling was reaffirmed by the Court on July 30, 2002. Plaintiffs' attorneys have appealed this dismissal.

In July 2002, Yanacocha and other defendants were served with other lawsuits in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident near the town of Choropampa. All but one of these lawsuits has been stayed pending the outcome of the appeal in the September 2001 matter. A motion to stay the one remaining lawsuit is currently pending before the Denver District Court.

Additional lawsuits relating to the mercury spill incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits previously have entered into settlement agreements with Yanacocha.

Neither the Company nor Yanacocha can reasonably predict the final outcome of any of the above-described lawsuits but each considers that any adverse decision will not have a material effect on its financial condition.

Cerro Quilish. Yanacocha is involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit (which contains reserves of 1.9 million equity ounces). Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality has enacted an ordinance declaring Cerro Quilish and its watershed to be a reserved and natural protected area. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. In May 2002, the Peruvian Constitutional tribunal was fully empanelled in Lima to hear the case. The case was heard in early 2003 and the Tribunal held, on April 7, 2003, that Yanacocha's right to prospect and explore, according to its mining concessions, are free and clear from encumbrance.

However, the Tribunal has required Yanacocha to complete and Yanacocha is committed to completing a full environmental impact study, conducted by independent and certified organizations or institutions, prior to initiating any development at Cerro Quilish, and will adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. While the central government has the primary responsibility and the necessary technical expertise to regulate this matter, the Company is also committed to working with the local government and other affected stakeholders in completing the required studies and designing and implementing any necessary mitigation measures.

Other than the legal proceeding described above, Yanacocha is involved in certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material to Yanacocha or its operations. For information regarding the legal proceedings relating to the ownership of Yanacocha's equity, see "-The Company-History".

Management of Yanacocha

Executive Committee

Pursuant to the Yanacocha By-Laws, Yanacocha's Executive Committee consists of six members, all of whom are appointed by the partners of Yanacocha. Wayne W. Murdy, Chairman and Chief Executive Officer of Newmont Mining Corporation has been appointed Chairman of Yanacocha's Executive Committee and Alberto Benavides de la Quintana, Chairman of the Board and Chief Executive Officer of the Company, has been appointed as the Vice Chairman of Yanacocha's Executive Committee. The Vice Chairman has the power to preside over the meetings of Yanacocha's Executive Committee in the Chairman's absence. The members of the Executive Committee are elected for a three-year term but may continue in their positions until the next election takes place and the newly elected members accept their positions. Alternate members are elected in the same manner as members and can act in the place of a member with all of their authority when the member is unavailable except that an alternate member may not act as either Chairman or Vice Chairman of Yanacocha's Executive Committee. The Chairman has the right to cast the deciding vote in the event of a deadlock among Yanacocha's Executive Committee.

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partner's Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and revoke other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. NEM was named as Yanacocha's Manager according to a publicly filed deed, and it continues to hold that position. NEM's duties as the Manager are defined in the Management Contract (the "Management Contract"), dated February 28, 1992, as amended, between Yanacocha and NEM. Pursuant to the Management Contract, NEM is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha's Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by NEM. NEM, however, may cancel the Management Contract by giving six months' prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to bad management of Yanacocha, except for reasons beyond its control, NEM is unable to substantially complete the agreed work programs. In exchange for its services as Manager, NEM receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, NEM may charge Yanacocha for the salaries of employees of NEM or its affiliates who are directly involved in the operation of Yanacocha. In 2002, Yanacocha accrued fees of US$4.6 million owed to NEM and its affiliates under the Management Contract.

Control Over Major Corporate Events

See "-By-Laws of Yanacocha" above for a description of certain provisions of Peruvian law and of the Yanacocha By-Laws relating to control over major corporate events.

Preemptive Rights and Rights of First Refusal

See "-By-Laws of Yanacocha" above for a description of certain provisions of Peruvian law and of the Yanacocha By-Laws relating to preemptive rights and rights of first refusal.

Property, Plants and Equipment

The Company's Property

Introduction

The Company operates three mines (Julcani, Uchucchacua and Orcopampa) and has controlling interests in four mining companies which have controlling interests in the Ishihuinca, Antapite, Shila, Paula and Colquijirca mines. The Company also owns an electric power transmission company, an engineering services consulting company and has minority interests in several other mining companies including a significant ownership interest in Yanacocha. See "-The Company-Organizational Structure" and "-Intermediate Holding Companies, Subsidiaries and Equity Participations".

In March 2001, the Company ceased operations at the Recuperada mine primarily due to the sharp drop in zinc prices and the flooding in October 2000 of the lower levels of the mine, where the majority of ore reserves were located. The Company also decided to discontinue exploration efforts at Recuperada, and, as a result, all activity at the mine is suspended at this time. See "-The Company-History and Development-History." Until March 30, 2002, the Company held, indirectly through Condesa and Cedimin, a 100 percent interest in Minera Huallanca. On such date, the Company transferred this interest to BHL-Perú S.A.C. through the sale of all of its shares in Minera Huallanca for US$2 million. See "-The Company-History and Development-Recent Developments".

The Company's mining operations are located throughout Peru. The Company's Julcani mine is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. The Company's Uchucchacua mine is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima. The Company's Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima. The Company's Recuperada mine is located in the province of Huancavelica, in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. The Ishihuinca mine, which is operated by a majority-owned subsidiary of the Company, is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima. The Antapite mine, which is operated by a majority-owned subsidiary of the Company, is located in the province of Huaytara in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima. The Shila mine, which is operated by a wholly owned subsidiary of the Company, is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima and 100 kilometers south of the Company's Orcopampa mine. The Paula mine, which is operated by a wholly owned subsidiary of the Company, is located in the province of Castilla, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mine. The Huallanca mine, which until March 30, 2002 was operated by a wholly owned subsidiary of the Company, is located in the province of Bolognesi in the department of Arequipa, approximately 440 kilometers north of the city of Lima. The Colquijirca mine, which is operated by a majority-owned subsidiary of the Company, is located approximately 320 kilometers east of Lima and 10 kilometers south of the city of Cerro de Pasco. The Yanacocha mine, in which the Company has a 43.65 percent interest, is located in the province and department of Cajamarca, approximately 850 kilometers north of Lima.

Operating Properties

Orcopampa

The Orcopampa mine is wholly owned and operated by the Company. The Company leases the rights to the mining concessions of Orcopampa from a group of private investors. The lease agreement expires in 2013 and stipulates a payment from the Company equal to 10 percent of its net sales revenues. Operations started in the Orcopampa mine in 1965. In 2002, the Company made lease payments of US$3.6 million. The Company operated Orcopampa as a silver mine until the late 1980s, when the Company also began to mine gold-bearing veins. In December 1996, Orcopampa S.A., then owner and operator of the Orcopampa mine, merged into the Company. As a result of the merger, Orcopampa S.A. assigned, and the Company assumed, the right to the mining concessions of Orcopampa. At December 31, 2002, the net total fixed assets of Orcopampa were approximately S/.64.8 million (US$18.5 million).

The Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,200 kilometers southeast of the city of Lima at an altitude of between 3,800 and 5,000 meters above sea level. Access is by a 192-kilometer unpaved public road, which connects to the Pan American highway, and by air strip.

Mining at Orcopampa is conducted underground using either mechanized cut-and-fill stopping or shrinkage stopping methods. Ore is processed at a mill located at Orcopampa. The mill, which has a rated capacity of 1,200 DST per day and which had a 91.8 percent utilization rate in 2002, utilizes both bulk flotation and gravity concentration processes. The mill at the Orcopampa mine was last modernized and expanded to operate at its current capacity in 1989. Further additions include the installation of a 12'x16' ball mill to improve grinding conditions at the end of 2002. The ball mill commenced operations in March 2003.

Flotation concentrates are exported to different smelters around the world, while gravity concentrates are treated at Los Volcanes, a small cyanidation plant located next to the Orcopampa mill which has been in operation since 1989. Until the end of 2001, Los Volcanes produced gold/silver electrolytic precipitates which were smelted and refined in Lima and then sold to Johnson Matthey. During the second half of 2001, the Company installed a Merrill-Crowe circuit and a smelter which began operations in that year, allowing the Company to produce doré bars from the gold and silver produced in the cyanidation plant of Los Volcanes during 2002.

Results of exploration conducted in the Nazareno vein, changes in the characteristics of the ore obtained from the development of the vein and recent metallurgical tests performed during 2002 have suggested the replacement of the floating process with direct cyanidation of the ore. This change will allow the Company to increase gold and silver recoveries, as well as to eliminate transportation of concentrates, since all gold and silver will be shipped as doré bars. The cyanidation plant is expected to begin operations by the end of 2003.

Electric power is generated and supplied by a 3,900 kw hydroelectric plant and power line, connected to the Peruvian national electricity grid on September 12, 2002, owned by the Company and, when water is scarce, by a 3,976 kw diesel generator. Water for operations at Orcopampa is obtained from a lake and three rivers.

In 2001, the Company continued exploration activities in the Nazareno vein, and three of the most recent drill holes performed in the western section of the vein indicate that economically viable mineralization extends over that area. Another drill hole performed in the eastern part of the Prometida vein indicated a strong possibility of further ore shoots in both the Prometida and Nazareno veins. As a result, the Company initiated construction of a 560 meter shaft in the central part of the Nazareno vein in 2002. In March 2003, operation of the new shaft commenced with a depth of 380 meters. The shaft will allow for hoisting the total volume of ore production and waste, replacing the use of trucks and thus reducing the cost of operations. The development of the Prometida vein has led to the discovery of new mineral reserves.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1998	1999	2000	2001	2002
Mining Operations:
Ore mined (ST)	247,300	180,050	255,350	349,350	350,951
Average gold grade (oz./t)	0.077	0.178	0.405	0.451	0.527
Average silver grade (oz./t)	13.8	9.10	1.50	0.63	0.13
Average copper grade	0.14%	0.071%	0.03%	0.013%	-
Production:
Gold (oz.)	16,020	28,046	96,843	145,910	160,017
Silver (oz.)	2,921,870	1,336,367	292,986	156,600	28,378
Copper (ST)	268	108	59	40	-
Recovery rate (gold)	83.6%	87.5%	90.4%	92.6%	86.5%
Recovery rate (silver)	85.6%	81.5%	75.9%	70.9%	62.2%

The increase in 2000, 2001 and 2002 gold production is mainly due to the Company's exploration activities in the Nazareno vein, where exploration was concentrated.

Uchucchacua

The Uchucchacua mine is wholly owned and operated by the Company. Operations started in 1975, and Uchucchacua is currently the Company's largest producer of silver. At December 31, 2002, the net total fixed assets of Uchucchacua were approximately S/.71.9 million (US$20.5 million).

Uchucchacua is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. Access is by an unpaved road, 145 kilometers in length, which connects to the Pan American highway.

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill, which has a rated capacity of 2,100 DST per day and which had a 99 percent utilization rate in 2002, utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate. The mill at the Uchucchacua mine was last modernized and expanded to operate at its current capacity in 1999.

Electric power is generated by a Company-owned 3,400 kw hydroelectric plant and a 3,025 kw diesel generator. The Company utilizes a power line connecting Uchucchacua to the Peruvian national electricity grid and in 1999 completed the installation of electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes.

In 2001, the Company started construction to deepen the Luz shaft for the purpose of improving the extraction and transportation infrastructure of the mine. Construction continued in 2002 and the Company estimates that operation of the Luz shaft will commence in July 2003. During 2002, the Company constructed 1.7 kilometers of a new drainage tunnel, the Patón tunnel, which, when completed, will measure 4.5 kilometers from a point close to Lake Patón up to the main shaft and will serve to explore the veins of the Plomopampa and Casualidad zones. The Company expects to complete the remaining 2.8 kilometers of the tunnel by December 2003.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1998	1999	2000	2001	2002
Mining Operations:
Ore mined (ST)	552,881	709,270	725,775	743,290	744,690
Average silver grade (oz./t)	13.6	13.9	16.0	17.47	16.94
Average zinc grade	1.07%	1.13%	1.54	1.61	1.53
Average lead grade	0.73%	0.91%	1.06	1.20	1.19
Production:
Silver (oz.)	5,531,493	7,124,080	8,710,424	9,780,260	9,387,091
Zinc (ST)	3,504	4,543	7,344	7,789	7,759
Lead (ST)	3,423	5,682	6,845	8,010	7,718
Recovery rate (silver)	73.5%	72.2%	74.8%	75.3%	74.4%

The decrease in silver and zinc production in 2002 was a consequence of the decrease of silver and zinc grades in the ore from the Rubi and Veronica ore bodies.

Julcani

The Julcani mine is wholly owned and operated by the Company. The Company acquired Julcani in 1953 as its first operating mine. In November 1999, due to the depletion of gold and silver reserves, the Company was forced to suspend production in Julcani and carry out exploration activities only. In 2000, the Company started to carry out the actions required by the Environmental Shutdown Plan, or Plan de Cierre Ambiental, with respect to the shutdown of several of the mine's zones, and undertook only limited exploration and minimal development efforts primarily in the Herminia zone, which continued through the first semester of 2001. In July 2001, the Company implemented a rescue plan focused on recovering high grade silver ore. The Company also obtained encouraging results from new metallurgical tests, obtaining copper-silver concentrates with a high grade silver, low bismuth content and a high concentration ratio, which allowed the Company to minimize trade penalties. At December 31, 2002, the net total fixed assets of Julcani were approximately S/.0.9 million (US$0.3 million).

Julcani is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level. Access is by a 211 kilometer unpaved public road, which connects to a paved public road, and by airstrip.

Run of mine ore is processed in a concentrator plant located 500 meters from the mine entrance. The ore is crushed and ground, and bulk floatation is used thereafter to obtain a silver-gold-lead concentrate. The plant has a rated capacity of 600 dry short tons ("DST") per day and had a 28 percent utilization rate in 2002. The plant at the Julcani mine was last modernized and expanded to operate at its current capacity in 1986.

Electric power is generated by two Company-owned hydroelectric plants. Power generation capacity from these plants is 800 kw and 1,300 kw, respectively. The Company also relies on the Peruvian national electricity grid through Electro Perú, Peru's national electric utility, for its remaining electrical power. Water for operations of Julcani is obtained from a creek, two springs and a lake.

In 2001, the Company initiated an exploration program for the Carnicería, Serranita and Nueva York veins, which revealed 27,415 DST of mineral with a minimum grade of 0.354 ounces of gold per short ton and 0.181 percent wolframite with a minimum grade of 0.234 ounces of gold per short ton. This program continued in 2002 with negative results.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1998	1999	2000	2001	2002
Mining Operations:
Ore mined (ST)	135,500	111,230	5,300	38,500	61,500
Average gold grade (oz./t)	0.023	0.017	0.010	0.019	0.021
Average silver grade (oz./t)	14.1	13.0	19.2	20.2	15.28
Average lead grade	3.42%	2.64%	0.60	0.44	0.49
Average copper grade	0.21%	0.43%	0.37%	0.60%	0.51%
Production:
Gold (oz.)	2,091	1,477	30	452	820
Silver (oz.)	1,754,627	1,324,125	95,077	715,216	833,481
Lead (ST)	4,366	2,744	28	132	77
Copper (ST)	255	437	17	191	271
Recovery rate (gold)	66.5%	77.0%	56.8%	61.8%	63.5%
Recovery rate (silver)	91.5%	91.3%	92.9%	92.0%	88.7%

The significant increase in silver production in 2002 reflects the increase in ore mined at Julcani as a result of intensive exploration conducted in 2001 and 2002.

Colquijirca

The Colquijirca mine is wholly owned by El Brocal. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. In March 1999, the Company bought an additional 30.4 percent interest in Inversiones Colquijirca, thereby increasing its interest in Inversiones Colquijirca to 51.94 percent. In turn, Inversiones Colquijirca holds 51 percent of El Brocal, which provided the Company with a 26.5 percent interest in El Brocal's mining properties, which are: the Colquijirca mine (zinc, lead and silver deposits), the San Gregorio mine (zinc deposits), the Marcapunta mine (copper and gold deposits) and the Santa Barbara mine (mercury deposits). In April 1999, the Company consolidated Inversiones Colquijirca's financial statements, and thus El Brocal's financial statements, with those of the Company, effective March 1, 1999. Other unrelated mining investors hold the balance of the share capital of Inversiones Colquijirca. In July 1996, TCL, a Canadian mining company, acquired 25.5 percent of Inversiones Colquijirca from a group of Peruvian investors.

From December 31, 2001 to January 2002, the Company acquired shares in Inversiones Colquijirca, increasing its interest from 51.94 percent to 59.66 percent, in connection with Inversiones Colquijirca's capital increase. In January 2002, the Company sold 0.64 percent of its interest in Inversiones Colquijirca, decreasing its participation from 59.66 percent, as of January 2002, to 59.02 percent as of December 31, 2002, and acquired a 2.25 percent interest in El Brocal on the Bolsa de Valores de Lima (Lima Stock Exchange), increasing its interest in El Brocal's mining properties to 32.83 percent. Additionally, in November 2002, the Company distributed stock dividends, which in the aggregate were equivalent to S/.2.8 million, in the form of El Brocal shares.

In January 2003, El Brocal conducted a US$1 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit's copper resources. The Company participated in this capital share increase by exercising its and TCL's interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. As a result, the Company's interest in Inversiones Colquijirca increased from 59.02 percent to 59.90 percent.

The Colquijirca mine is located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. El Brocal produces zinc and lead/silver. The Colquijirca mine consists of three important polymetallic deposits: the Tajo Norte deposit which contains zinc, silver and lead ore; the Marcapunta deposit which contains gold-bearing arsenical copper resources; and the San Gregorio deposit which contains zinc.

Mining is conducted through the open-pit method. El Brocal's zinc concentrate typically contains 51 percent zinc, while its lead concentrate typically contains 60 percent lead. The concentrates are sold locally and also exported to Europe and Korea for refining. In July 2000, El Brocal modernized and expanded the mill located at Colquijirca resulting in an increase in its treatment capacity from 2,500 to 3,000 DST per day. The mill had a 100 percent utilization rate in 2002.

The Colquijirca mine relies on a power line, connected to the Peruvian national electricity grid in November 2002, for its electrical power.

In January 1998, El Brocal began a waste removal campaign at the Tajo Norte deposit to increase the extraction of ore and to permit the eventual joining of the Principal and Mercedes Norte open pit mines. This campaign, which resulted in an increase in the availability of ore in 2000 and 2001, is ongoing. In 2001, El Brocal initiated an intensive exploration program financed by a capital increase in 2002 at the Marcapunta deposit, with the object of confirming mineral resources and finding possible extensions. In 2002, exploration revealed gold-bearing arsenic copper resources in the Marcapunta deposit and El Brocal plans to increase exploration activities in 2003. El Brocal also decided to postpone a feasibility study for the San Gregorio deposit due to the decline in zinc prices.

Set forth below are certain unaudited operating data for the Colquijirca mine calculated on the basis of 100 percent of the mine's production.
	Year Ending December 31,
	1999(1)	2000	2001	2002
Mining Operations:
Ore mined (ST)	963,223	1,059,067	1,218,742	1,322,942
Average silver grade (oz./t)	2.2	3.4	4.2	2.59
Average zinc grade	6.02%	5.5%	5.5%	5.94%
Average lead grade	2.10%	2.3%	2.2%	2.24%
Production:
Silver (oz.)	1,498,802	1,833,432	3,453,796	2,420,034
Zinc (ST)	49,077	46,546	50,034	60,968
Lead (ST)	16,251	17,143	16,918	19,484
Recovery rate (silver) in zinc	38.66%	29.55%	26.29%	28.07%
Recovery rate (zinc)	82.36%	79.30%	74.61%	77.63%
Recovery rate (silver) in lead	40.17%	51.02%	44.88%	42.71%
Recovery rate (lead)	66.85%	70.67%	64.06%	65.85%

____________

(1) 1999 was the first year the mine's results were consolidated into the Company Financial Statements.

The decrease in silver production in 2002 is mainly due to the lower head grades in ore reserves in 2002.

Ishihuinca

In 1985, the Company purchased 51.0 percent of Iminsur, the owner and operator of the Ishihuinca mine. As a result of subsequent purchases of shares of Iminsur, the Company currently owns 78.04 percent of Iminsur. Iminsur has leased the rights to the mining concessions of Ishihuinca from a third party. The lease agreement, which expires in 2015, stipulates payment by Iminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold. In 2002, Ishihuinca paid US$0.3 million in royalties. At December 31, 2002, the net total fixed assets of Ishihuinca were approximately S/.6.6 million (US$1.9 million).

The Ishihuinca mine is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level. Access is by the Pan American highway.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at Ishihuinca. The mill, which has a rated capacity of 200 DST per day and which had a 53 percent utilization rate in 2002, utilizes bulk flotation and gravity concentration processes. Flotation concentrates are exported to a smelter. Gravity concentrates are treated by cyanidation and vat leaching, and the resulting cyanidation electrolytic precipitates are refined in Lima and then sold to Johnson Matthey. The mill at the Ishihuinca mine was last modernized and expanded to operate at its current capacity in 1993, and the cyanidation plant at Los Volcanes has been in place since 1991.

Electric power is generated by two electric generators, with a capacity of 830 kw, 650 kw and 325 kw, respectively. Water for operations at Ishihuinca is obtained from nearby wells.

Exploration conducted in 2002 indicated economically viable mineralization at Ishihuinca, suggesting that, although ore deposits at the mine seemed depleted, it may still contain reserves that warrant aggressive exploration.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1998	1999	2000	2001	2002
Mining Operations:
Ore mined (ST)	29,309	37,468	42,418	20,337	38,416
Average gold grade (oz./t)	0.232	0.270	0.282	0.560	0.480
Average copper grade	0.21%	0.14%	0.34%	0.28%	0.31%
Production:
Gold (oz.)	5,654	8,164	9,895	9,770	15,694
Copper (ST)	55	45	128	46	89
Zinc (ST)	-	49,027	46,546	-	-
Lead (ST)	-	16,751	17,143	-	-
Recovery rate (gold)	83.2%	80.36%	82.86%	85.70%	85.11%

Heavy rains in March 1998 resulted in partial flooding of the Ishihuinca mine. As a result, Ishihuinca operated at half-capacity during April and May 1998. In June 1998, due to depressed precious metal prices, the Company ceased operations at Ishihuinca until April 1999. The increase in 1999, 2000 and 2001 production of gold is mainly due to the resumption of production in 1999 and the increase in the grade of gold produced since 2000. The increase in production in 2002 was mainly due to intensive exploration of the mine.

Antapite

The Company wholly owns the Antapite mine. However, the Company has leased the mine until July 2015 to Iminsur, which is 78.04 percent owned by the Company and 21.96 percent owned by two Peruvian investors: Bernando Alvarez Calderon and Boris de la Piedra. At December 31, 2002, the net total fixed assets of Antapite were approximately S/.60.1 million (US$17.1 million).

Antapite is located in the province of Huancavelica, in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level. Access to the mine is by the Panamerican Highway. The Antapite mine consists of 20,800 hectares and Iminsur has identified epithermal vein gold deposits containing an estimated 400,000 tons of gold ore, with average grades of 0.5 ounces per ton. The Zorro Rojo vein is the main source of ore reserves and development efforts are focused on this vein. Iminsur has initiated exploration of the Pampeñita and Antapite veins, which run parallel and close to the Zorro Rojo vein, and is also conducting exploration to confirm the presence of important drill intersections in the Reyna vein located two kilometers from the Zorro Rojo vein.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a cyanidation plant located at Antapite. The plant, which was completed in June 2001, has a capacity of 300 DST per day. The plant had a 100 percent utilization rate in 2002.

The Antapite mine obtains approximately 60 percent of its electric power through the Peruvian national electricity grid and the remaining power through Electrical Supplier Machine Sultzer. Water for operations at Antapite is obtained from a nearby creek.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	2001(1)	2002
Mining Operations:
Ore mined (ST)	60.178	121,161
Average gold grade (oz./t)	0.64	0.60
Average silver grade (oz./t)	1.60	1.33
Production:
Gold (oz.)	34,607	72,380
Silver (oz.)	55,304	98,121
Recovery rate (gold)	89.4%	99.56%
Recovery rate (silver)	57.5%	60.89%

_______________

(1) Mining operations started in July 2001.

The increase in 2002 in gold and silver production was mainly due to intensive exploration of the mine.

Shila

Minera Shila S.A. ("Minera Shila") owns 100 percent of the Shila mining operation. The Company holds, directly and indirectly, through Condesa, a 100 percent equity interest in Minera Shila. Cedimin operates the Shila mine, which began production in 1989. At December 31, 2002, the net total fixed assets of Shila were approximately S/.10.7 million (US$3.0 million). As of January 2, 2003, Minera Shila merged into Cedimin.

In December 2000, Ampato was integrated into Minera Shila and is no longer a separate legal entity. As a result, Minera Shila now holds the properties formerly held by Ampato, including 936.3 hectares of mining rights in the Arhuiera community (Orcopampa district), located in the province of Castilla and department of Arequipa, approximately 1,200 kilometers to the southeast of Lima. Shila will continue to explore gold and silver veins in this mining area.

The Shila mine is located in the province of Castilla in the department of Arequipa, approximately 1,200 kilometers southeast of Lima and 25 kilometers south of the Orcopampa mining operation at an altitude of between 4,650 and 5,400 meters above sea level. Access is by a 250-kilometer unpaved road.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at Shila with a rated capacity of 250 DST per day. The mill had a 68 percent utilization rate in 2002. The mill utilizes bulk flotation and gravity concentration processes. Flotation concentrates are exported to smelters. Gravity concentrates are treated by cyanidation and vat leaching at Los Volcanes, and the resulting cyanidation electrolytic precipitates are refined in Lima and then sold to Johnson Matthey. The mill at the Shila mine was last modernized and expanded to operate at its current capacity in 2000, and the cyanidation plant at Los Volcanes has been in place since 1991.

Due to the high cost of transportation and smelting of the concentrates, the Company installed a small cyanidation plant at Shila, which entered into operation in August of 2001 with a capacity of 6,349 DST per year.

Electric power for Minera Shila is provided by four diesel generators, two with a capacity of 650 kw, one with a capacity of 1,135 kw and one with a capacity of 1,600 kw, and power line, connected to the Peruvian national electricity grid on April 9, 2003. Water for operations at Shila is obtained from runoff from a snow peak.

Set forth below are certain unaudited operating data for the periods shown for Minera Shila, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1998	1999	2000	2001	2002
Mining Operations:
Ore mined (ST)	48,983	40,851	51,670	52,633	52,015
Average gold grade (oz./t)	0.299	0.43	0.47	0.47	0.45
Average silver grade (oz./t)	7.8	10.0	7.4	7.9	11.7
Production:
Gold (oz.)	13,842	16,961	23,510	23,618	21,947
Silver (oz.)	334,801	360,575	346,469	350,969	479,415
Recovery rate (gold)	94.4%	96.6%	97.3%	96.10%	93.35%
Recovery rate (silver)	87.5%	88.2%	90.2%	86.6%	78.78%

The decrease in 2002 in gold production is mainly due to slightly lower grades of gold reserves and an increase in silver grades during 2002.

Paula

Minera Paula owns 100 percent of the Paula mining operation. At May 31, 2003, Minera Aureas S.A. held a 49 percent interest in Minera Paula and the Company holds the remaining 51 percent interest through Cedimin. As of December 31, 2002, the net total fixed assets of Minera Paula were approximately S/.1.3 million (US$0.4 million).

The Paula mine is located in the province of Castilla in the department of Arequipa, approximately 1,300 kilometers southeast of the city of Lima and 30 kilometers south of the Orcopampa mining operation, at an altitude of between 5,000 and 5,400 meters above sea level. Access is by a 300 kilometer highway from Arequipa.

Mining is conducted underground utilizing the conventional fill ascending method. After being processed at the Minera Shila processing plant, the concentrates are sold to the Company and then are treated by cyanidation and vat leaching at Los Volcanes. The resulting precipitates are refined in Lima and then sold to Johnson Matthey. The Minera Shila processing plant was last modernized and expanded to operate at its current capacity in 2000, and the cyanidation plant at Los Volcanes has been in place since 1991.

Two diesel generators, each with an 65 kw installed capacity provide Minera Paula with electric power. The water for operations at Paula is obtained from runoff from a snowpeak.

Set forth below are certain unaudited operating data for Paula, calculated on the basis of 100 percent of the mine's production.
	Year Ending December 31,
Mining Operations:	1998(1)	1999	2000	2001	2002
Ore mined (ST)	7,226	8,075	8,006	9,689	9,512
Average gold grade (oz./t)	0.74	0.63	0.79	0.88	0.62
Average silver grade (oz./t)	6.53	5.39	6.90	6.91	5.33
Production:
Gold (oz.)	4,918	4,659	6,057	8,175	6,632
Silver (oz.)	38,351	34,591	48,255	59,309	54,658
Recovery rate (gold)	92.0%	91.6%	92.8%	95.3%	93.4%
Recovery rate (silver)	81.3%	79.5%	84.1%	88.6%	86.9%

____________

(1) 1998 was the first year the mine's results were consolidated into the Company Financial Statements.

Mining operations at the Paula mine continue in an exploration phase. The decrease in gold production in 2002 was mainly due to the lower gold grades and ore mined in 2002.

Huallanca

Minera Huallanca owns the Pucarrajo mining operation. Minera Huallanca was a wholly owned subsidiary of Cedimin until March 31, 2002, on which date the Company sold its interest in Minera Huallanca to BHL-Perú S.A.C. See "Item 4. Information on the Company-The Company-Recent Developments-Sale of Interest in Minera Huallanca S.A.C."

The Pucarrajo mine is located in the province of Bolognesi, in the department of Ancash, approximately 441 kilometers northeast of the city of Lima at an altitude of between 4,300 and 4,700 meters above sea level. Access to the mine is by a 350 kilometer paved highway.

Mining is conducted underground by the mechanical dynamic reduction method. The minerals are processed in a concentration mill located 8 kilometers from the mine. The mill, which has a treatment capacity of 500 DST per day, produces lead, silver and zinc concentrates that are exported to smelters overseas. The mill had an 82.8 percent utilization rate until March 2002.

Electric power is generated by a diesel power generator with a 650 kw capacity and water for the operations is obtained from small lakes in the area.

Set forth below are certain unaudited operating data for Minera Huallanca, calculated on the basis of 100 percent of the mine's production.

Year Ending December 31,
	1998(1)	1999	2000	2001	2002(2)

Mining Operations:
Ore mined (ST)	28,404	51,088	95,660	146,079	41,080
Average silver grade (oz./t)	3.47	6.38	4.33	2.54	2.57
Average zinc grade	9.37%	9.15%	8.95%	8.60%	8.95%
Average lead grade	1.38%	2.28%	2.03%	0.94%	0.52%
Production:
Silver (oz.)	54,692	182,743	312,262	215,498	45,196
Zinc (ST)	2,033	3,721	7,027	11,590	3,420
Lead (ST)	268	917	1,536	1,083	154
Recovery rate (silver)	61.12%	64.44%	67.58%	58.10%	42.81%
Recovery rate (zinc)	84.84%	86.15%	90.44%	92.25%	93.02%
Recovery rate (lead)	66.27%	80.71%	87.11%	78.87%	72.09%

____________

(1) 1998 was the first year the mine's results were consolidated into the Company Financial Statements.

(2) Data until March 31, 2002, when the Company sold its interest in Huallanca.

Reserves

The Company calculates its ore reserves by methods generally applied within the mining industry and in accordance with Commission Regulation S-X, Rule 4-10. All mineral reserves are estimated quantities of proven and probable ore that under present and anticipated conditions may be economically mined and processed.

The proven and probable ore reserve figures presented in this Annual Report are estimates of the Company and Yanacocha, and no assurance can be given that the indicated level of recovery of gold, silver and certain other metals will be realized. See "Item 3. Key Information-Risk Factors-Reserves Estimates".

The term "proven reserves" means ore reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. The term "probable reserves" means ore reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The following table lists the proven and probable ore reserves at December 31, 2002 for each mining operation in which the Company has at least a 50 percent interest as well as the average grade of such ore, calculated on the basis of 100 percent of each mine's reserves.

Proven and Probable Ore Reserves at December 31, 2002(1)

	Julcani(2)	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila	Paula	Huallanca	Total/Average
Ore Reserves (ST)	-	3,041,305	643,340	8,155,041	91,225	398,922	42,335	75,420	-	12,447,588
Grade:
Gold (oz./t)		-	0.473	-	0.533	0.450	0.417	0.543	-	0.047
Silver (oz./t)		16.0	.20	2.76	-	-	14.70	3.50		5.80
Copper (%)		-	-	0.08	-	-	-	-	-	0.05
Zinc (%)		2.37	-	6.47	-	-	-	-	-	4.82
Lead (%)		1.69	-	2.40	-	-	-	-	-	1.99

Gold (oz.)		-	304,300	-	48,623	179,515	17,654	40,953	-	591,045
Silver (oz.)		48,660,880	128,668	22,490,318	-	-	622,325	263,970	-	72,166,161
Copper (ST)		-	-	6,524	-	-	-	-	-	6,524
Zinc (ST)		72,079	-	527,631	-	-	-	-	-	599,710
Lead (ST)		51,398	-	195,721	-	-	-	-	-	247,119

______________
  Reserves as stated are diluted and mineable.
  Ore reserves were not reported for 2002 due to increased exploration activities at Julcani to recover decreased silver reserves.

The eight mines that comprise the Company's mining operations are underground mines. Since establishing significant amount of reserves in underground mines requires costly and extensive exploration programs, the Company, in order to control costs, has traditionally pursued an exploration and development program in its mines designed to establish an amount of reserves sufficient to permit the steady production of minerals over an extended period of time. The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of the Company's eight mines for the ten-year period ended December 31, 2002, calculated in each case on the basis of 100 percent of the relevant mine's production.

	Julcani	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila	Paula	Huallanca(1)	Total
Ore mined (ST) #9; 9;	61,500	744,690	350,951	1,322,942	38,416	121,161	52,015	9,512	41,080	2,742,267
Gold produced (oz.)	820	-	160,017	-	15,694	72,380	21,947	6,632	-	277,490
Average Gold Grade (oz./ST)	0.021	-	0.527	-	0.480	0.600	0.452	0.624	-	0.112
Silver produced (oz.)	833,481	9,387,091	28,378	2,420,034	-	98,121	479,415	54,658	45,196	13,346,374
Average silver Grade (oz./ST)	15.28	16.94	0.13	2.59	-	1.33	11.70	5.33	2.57	6.55

______________

(1) Information provided until March 31, 2002, at which date the Company sold its interest in Huallanca.

Yanacocha's Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha's operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha's operating properties, see "-Yanacocha-Overview" and "-Description of Yanacocha's Operations".

Carachugo

Carachugo is a 248-hectare gold deposit with a leach pad that covers approximately 223 hectares. Carachugo is Yanacocha's first mine, commencing operations in August 1993. Mining is conducted by the open-pit method. Carachugo has one ore processing facility.

Maqui Maqui

Maqui Maqui is a 57-hectare gold deposit with a leach pad covering 67 hectares, located five kilometers northeast of the Carachugo pit. Operations began in October 1994. Mining at Maqui Maqui is conducted using the open-pit mining method. Mining operations at Maqui Maqui ceased in September 2000. However, gold recovery from the leach pad is ongoing.

San José

San José is a 102-hectare gold deposit (ultimate pit) that shares the leach pad located at Carachugo and is located one and a half kilometers southwest of the Carachugo pit. Operations began in January 1996. Mining at San José is conducted using the open-pit mining method. Ore processing occurs at Carachugo.

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad currently covering approximately 241 hectares. This mining operation also includes a Merrill Crowe-type processing facility. The Yanacocha pit is located two kilometers northwest of the Carachugo pit. Operations began in the fourth quarter of 1997 using the open-pit mining method.

La Quinua

La Quinua is a 306-hectare gold deposit (ultimate pit) with a leach pad currently covering 336 hectares. The La Quinua pit is located three kilometers southwest of the Yanacocha pit. Ore processing occurs at the Yanacocha plant. Operations began in the fourth quarter of 2001 using the open-pit mining method.

China Linda

In October 1999, the Company commenced production at the China Linda plant, which is located 12 kilometers to the northeast of the Yanacocha installations, in Cajamarca. Access to the plant from Yanacocha is by a ten kilometer private, unpaved road. The Company had 100 percent ownership over China Linda until December 19, 2000, at which date the plant became Yanacocha's property pursuant to the unitization of the Company's and Newmont Mining's properties in Northern Peru. In January 2002, Yanacocha took over the operation of the China Linda plant. See "Item 4. Information on the Company-The Company-History and Development". Lime is used in the gold and silver mining process to regulate the alkalinity of the cyanide solutions in the leaching process and for pH control in water treatment applications. Currently, the plant has a production capacity of 45,000 tons of lime per year. Additionally, construction gravel is obtained as a sub-product.

Reserves

Under the Management Contract, Newmont Mining, in conjunction with Yanacocha, calculates Yanacocha reserves by methods generally applied within the mining industry and in accordance with the regulations of the Commission. Reserves represent estimated quantities of proven and probable ore that under present and anticipated conditions may be economically mined and processed.

Yanacocha has estimated reserves through the use of drilling, mapping, sampling, geological interpretation, assaying and other standard evaluation methods generally applied by the mining industry.

The following table lists Yanacocha's proven and probable reserves and the average grade of ore at December 31 for 1996 through 2002. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$300 per ounce as of December 31, 2002, US$300 per ounce as of December 31, 2001, US$300 per ounce as of December 31, 2000, US$325 per ounce as of December 31, 1999, US$350 per ounce as of December 31, 1998 and US$350 per ounce as of December 31, 1997. Yanacocha's proven and probable reserves represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold in Yanacocha's proven and probable reserves are prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2002			Proven and Probable Reserves at December 31, 2001			Proven and Probable Reserves at December 31, 2000
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Cerro Quilish	135,481	0.027	3,690	137,736	0.027	3,700	118,888	0.027	3,251
Cerro Negro	19,034	0.033	626	19,494	0.032	631	23,976	0.028	682
Carachugo	71,795	0.040	2,898	76,986	0.039	2,993	141,460	0.033	4,732
Maqui Maqui	0	0	0	0	0	0	7,589	0.025	192
San José	6,054	0.022	131	6,484	0.021	139	23,388	0.019	453
Cerro Yanacocha	366,868	0.029	10,807	486,001	0.027	13,045	534,946	0.026	14,058
La Quinua	419,597	0.027	11,491	456,766	0.027	12,533	455,522	0.026	12,039
Corimayo	21,661	0.056	1,220
In process	58,682	0.030	1,742	34,622	0.033	1,132	29,749	0.039	1,146
Total/average	1,099,172	0.030	32,605	1,218,089	0.028	34,173	1,335,518	0.027	36,553

	Proven and Probable Reserves at December 31, 1999			Proven and Probable Reserves at December 31, 1998			Proven and Probable Reserves at December 31, 1997
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Cerro Negro	22,511	0.030	667	23,943	0.027	657	N/A	N/A	N/A
Carachugo	139,310	0.028	3,907	55,691	0.027	1,491	34,018	0.035	1,179
Maqui Maqui	5,379	0.033	180	9,789	0.041	400	20,632	0.042	875
San José	45,878	0.230	1,041	37,367	0.031	1,154	47,817	0.028	1,355
Cerro Yanacocha #9;	575,063	0.024	13,794	290,028	0.032	9,227	245,596	0.029	7,167
La Quinua	20,105	0.023	9,285	273,061	0.026	7,128	120,943	0.025	3,002
In process	400,828	0.043	856	12,370	0.045	558	7,045	0.043	304
Total/average	1,320,025	0.025	32,862	702,249	0.029	20,615	476,051	0.029	13,882

_____________________

(1) Calculated using a cut-off grade of not less than 0.010 ounce per dry short ton. Leach recoveries are estimated to be 60% to 83%, depending on each deposit's metallurgical properties. All ore is oxidized.

Yanacocha's gold reserves decreased 4.6 percent in 2002 compared to 2001 mainly due to depletion from mining. As of December 31, 2002, Yanacocha's non-reserve mineralization consisted of oxide gold mineralization-108.6 million short tons at a grade of 0.034 ounces of gold per short ton-and the Minas Conga sulfide copper/gold resource-706.8 million tons at a grade of 0.30% copper and 0.023 ounces of gold per short ton. As of December 31, 2002, Yanacocha's non-reserve mineralized material was approximately 3.7 million ounces of gold, representing a 9.8 percent decrease over Yanacocha's non-reserve mineralized material of approximately 4.1 million ounces of gold as of December 31, 2001. Newmont Mining has not quoted silver reserves at Yanacocha for the last year due to recovery issues.

Based on the current recovery rate and estimated production levels in 2002, Yanacocha's proven and probable reserves as of December 31, 2002 would be depleted by 2018 unless Yanacocha continues to add to its reserves. Yanacocha expects to add to its reserves by further exploration and development of its non-reserve mineralized material. Yanacocha's management believes that its prospective land positions and mining concessions provide it with potential for future exploration and growth in its non-reserve mineralized material and reserves. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Exploration and Development Costs; Capital Expenditures".

ITEM 5. Operating and Financial Review and Prospects

THE COMPANY

Introduction

The following discussion should be read in conjunction with the Company Financial Statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 and the related notes thereto included elsewhere in this Annual Report. The Company Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 37 to the Company Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP, as such differences relate to the Company, and Note 38 to the Company Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income for the years ended December 31, 2000, 2001 and 2002 and shareholders' equity as of December 31, 2001 and 2002. The Company presents its financial statements in Nuevos Soles.

General

Overview. The Company was established in 1953 and is one of Peru's leading producers of gold, silver and other metals. The Company's consolidated financial statements comprise all the accounts of the Company and its subsidiaries, which include: (i) the Julcani, Uchucchacua and Orcopampa mining units; (ii) the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Cedimin, which is mainly an exploration company; (v) Condesa, which is mainly a holding company for investments in the Company, Yanacocha and other affiliated mining companies; (vi)  Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; and (vii) several other subsidiaries. In March 2002, the Company sold its 100 percent interest in Minera Huallanca to BHL-Perú S.A.C. See "Item 4. Information on the Company-Recent Developments-Sale of Interest in Minera Huallanca S.A.C."

Yanacocha. A substantial part of the Company's net income before income tax from 1998 to 2002 was derived from its equity interest in Yanacocha. The Company has a 43.65 percent equity participation in Yanacocha through Condesa. The Company's interest in Yanacocha's partnership's equity is accounted for under the equity method and is included under the caption "Investments" on the Company's balance sheets. The Company uses Yanacocha's net income and net equity determined under U.S. GAAP to determine its equity share in Yanacocha because the accounting treatment Yanacocha follows in its financial statements prepared in accordance with U.S. GAAP is identical to the Company's accounting policies under Peruvian GAAP. Yanacocha prepares its financial statements according to both U.S. and Peruvian GAAP. Under Peruvian GAAP, Yanacocha capitalizes and fully amortizes its project supervision costs each year while under U.S. GAAP Yanacocha amortizes such costs using the units-of-production method.

Results of operations. The primary factors affecting the Company's results of operations are (i) the amount of gold, silver and zinc produced and sold by the Company; (ii) prevailing world market prices for gold, silver and zinc; (iii) commercial terms with respect to the sale of ore concentrates; (iv) the Company's operating expenses; and (v) the exchange rate between the Nuevo Sol and the U.S. Dollar, as the revenues of the Company are almost entirely denominated in U.S. Dollars, while the Company's operating expenses are primarily denominated in Nuevos Soles.

Gold, silver and zinc price hedging. The Company's revenues and earnings are strongly influenced by world market prices for gold, silver and zinc that fluctuate widely and over which the Company has no control. Depending upon the metal markets and other conditions, the Company may from time to time hedge its gold, silver and zinc sales in order to decrease its exposure to fluctuations in the price of these metals. Until 1998, the Company pursued a limited hedging and options strategy, locking in metals prices on a medium-term basis when the Company considers market prices attractive. However, in 1998 the Company adopted a new hedging strategy in order to focus on long-term position-taking on the price of precious metals.

The Company regularly examines its strategy with regard to hedging. The Chief Executive Officer, the Chief Financial Officer and the Commercial Deputy Manager of the Company coordinate the Company's day-to-day hedging activities. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk", "Item 3. Key Information-Risk Factors-Factors Relating to the Company-Hedging" and Note 32 to the Company Financial Statements.

Operating costs and expenses. Operating costs and expenses consist of (i) operating costs, which are direct production costs, the major component of operating expenses; (ii) exploration and development costs in operational mining sites; (iii) general and administrative expenses, which principally consist of personnel expenses; (iv) sales expenses, which principally consist of freight expenses; (v) royalties, which consist of payments to third parties to operate leased mining rights; (vi) exploration costs in non-operational mining areas; and (vii) assets impairment loss and write-off.

Inflation and devaluation of the Nuevo Sol. As the revenues of the Company are almost entirely denominated in U.S. Dollars, a devaluation of the Nuevo Sol would result in an increase of the Company's revenues when measured in Nuevos Soles. As the operating expenses are primarily denominated in Nuevos Soles, high inflation rates would likely result in an increase of the Company's costs when measured in Nuevos Soles. Therefore, when inflation in Peru is not offset by a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, the Company's financial condition and results of operations could be negatively affected.

Peru has experienced low levels of inflation in recent years, except for the year 2001 in which Peru experienced a low level of deflation. Peruvian GAAP require the restatement of assets and liabilities into constant Nuevos Soles as of the date of the latest balance sheet. Thus, holding of net monetary assets would result in a loss from exposure to inflation due to the decreased purchasing power of monetary assets in an inflationary environment (a gain in a deflationary environment). Conversely, a net monetary liability position would result in a gain from exposure to inflation (a loss in a deflationary environment). During 1998 and 1999, the Company held a net monetary asset position as a result of the global offering of Series B Shares and ADSs representing Series B Shares which occurred in 1996. In the years 2000, 2001 and 2002, the Company held a net monetary liability position.

Peru has also experienced devaluation of its currency against the U.S. Dollar in recent years, except for the year 2001 in which Peru experienced a revaluation of its currency. In periods of devaluation, holding a net monetary asset position in a foreign currency would result in an exchange gain (exchange loss in periods of revaluation), while holding a net monetary liability position in a foreign currency would result in an exchange loss (exchange gains in periods of revaluation). During 1998 and 1999, the Company held a net asset position in U.S. Dollars as a result of the proceeds from the global offering of Series B Shares and ADSs representing Series B Shares which occurred in 1996. In the years 2000, 2001 and 2002, the Company held a net monetary liability position.

The result from exposure to inflation on the consolidated statements of income includes both (i) the loss or gain from exposure to inflation of the Company's net monetary position and (ii) the exchange gain or loss resulting from holding a net position in U.S. Dollars. In each of the years ended December 31, 2000, 2001 and 2002 the results from exposure to inflation of the Company's net monetary position were partially offset by the exchange losses or gains resulting from translating the net U.S. Dollar liability or asset position into Nuevos Soles.

Assuming the Company continues to hold a net monetary liability position, it will continue to have gains or losses from exposure to inflation, depending on inflation or deflation rate levels, respectively. If the Nuevo Sol continues to devalue relative to the U.S. Dollar, and assuming the Company continues to hold a net liability position in U.S. Dollars, it will continue to experience exchange losses. Therefore, the result from exposure to inflation or deflation will depend on inflation or deflation rates, the relative devaluation or revaluation of the Nuevo Sol versus the U.S. Dollar, and the Company's net monetary position in Nuevos Soles and U.S. Dollars. See Notes 3(c) and 6 to the Company Financial Statements.

Peruvian GAAP require that financial statements be restated to reflect the effects of inflation or deflation. Consequently, financial data for all periods in the Company Financial Statements and throughout this document, except as otherwise noted, have been restated in constant Nuevos Soles as of December 31, 2002 to reflect changes in the IPM as published by INEI. See Note 3(c) to the Company Financial Statements. The following table shows the main indicators of inflation and devaluation in Peru for the last five years:

	1998	1999	2000	2001	2002
Inflation (%)
Consumer Price Index(1)	6.0	3.7	3.7	(0.1)	1.5
Wholesale Price Index(2)	6.5	5.5	3.8	(2.2)	1.7
Devaluation (%)(3)
Nuevo Sol vs. US$	15.4	11.1	0.5	(2.3)	2.0

___________

(1) Measures changes in the IPC as published by INEI from December of the previous year to December of the indicated year.

(2) Measures changes in the IPM as published by INEI from December of the previous year to December of the indicated year.

  As published by the SBS.

Net income and net distributable income. Under Peruvian law, each company is required to establish a legal reserve of at least 20 percent of its paid-in capital on an unconsolidated basis. An annual contribution of at least 10 percent of net income must be made until such legal reserve equals 20 percent of paid-in capital. The legal reserve may offset losses or be capitalized. However, following any instance in which the reserve is used, Peruvian law calls for mandatory replenishment of the reserve.

Royalties. Royalty expenses consist mainly of payments made by the Company and Iminsur pursuant to leasing agreements relating to mining rights for the Orcopampa and Ishihuinca mines, respectively. Specifically, the Company pays to the lessor a royalty of 10 percent of the price of the concentrates sold, and Iminsur pays a royalty of 7 percent of the price of the concentrates sold.

Environmental protection laws and related regulations. The Company's business is subject to Peruvian laws and regulations relating to the exploration and mining of mineral properties, as well as the possible effects of such activities upon the environment. The Company conducts its operations substantially in accordance with such laws and regulations.

Under Peruvian environmental regulations that were passed in 1993, the Company and most of its affiliated companies are required to file with the Peruvian government an EVAP for each of their mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up filing of a PAMA that will provide explanation of how such companies will reduce any pollution problems and other environmental problems in their operations. The Company is currently in substantial compliance with applicable maximum emission levels and filing requirements See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters".

In 2001 and 2002, the Company spent approximately US$1.1 and US$1.0 million, respectively, in connection with environmental protection measures. The Company estimates that capital expenditures needed to comply with environmental regulations will be approximately US$1.0 million in each of 2003 and 2004. This amount will be used on items such as new equipment and the construction of new processing plants and leaching fields, as well as the implementation of a program to minimize the environmental impact and improve the quality of mining residues. There are currently no legal or administrative proceedings against the Company for violation of environmental protection laws or other environmental regulations in Peru that could have a material adverse effect on the Company's financial position or results of operations.

Critical Accounting Estimates

What follows is a discussion of the Company's application of critical accounting policies that require the management of the Company (the "Management") to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period - or changes in the accounting estimate that are reasonably likely to occur from period to period - would have a material impact on our financial statements. Management has identified the following accounting estimates as critical:

  Amortization of capitalized mining costs;

  Deferred stripping costs, included in the caption development cost and mineral land;

  Impairment of long-lived assets;

  The measurement and recognition of valuation allowances against deferred income tax assets; and

  Contingencies.

The Company also has certain accounting policies that it considers to be important - such as its policies for revenue recognition, exploration costs and derivative instruments - that do not meet the definition of critical accounting estimates as they do not require Management to make estimates or judgements that are subjective or highly uncertain.

Management has discussed the development and selection of the Company's critical accounting estimates with the Audit Committee of the Board of Directors.

Property, plant and equipment and capitalized mining costs

Property, plant and equipment and capitalized mining costs (development costs and mineral land), which totaled S/.511.9 million at December 31, 2002, represent a significant portion of the Company's assets (23%). Due to the large size of these assets, the application of the Company's accounting policies for these assets has a material impact on the Company's reported earnings.

Amortization of capitalized mining costs

The Company capitalizes mine development and mineral land costs incurred after Management has identified proven and probable reserves. Upon commencement of production, the Company amortizes these costs over their expected lives, based on proven reserves and other factors.

The process of estimating quantities of reserves is complex, requiring subjective decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, evolving production history and the continual reassessment of the viability of production under various economic conditions.

A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; changes in assumed prices; and results of drilling and exploration activities. The Company makes every effort to ensure that reported reserve estimates represent the most accurate assessment possible. However, because of the subjective decisions Management has to make, as well as variances in available data for each ore body, these estimates are generally uncertain.

Changes in reserve quantities, including changes resulting from gold and silver price assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in impairment of the carrying amount of property, plant and equipment and capitalized mining costs.

The Company estimates reserves assuming a US$310 per ounce gold price and a US$5 per ounce silver price.

In addition to changes in gold and silver prices, reserve quantities can also change for other reasons, including but not limited to, new drilling results, changes in production costs and changes in geological assumptions. The mines where amortization charges would be most significantly affected by changes in reserve estimates are Uchucchacua, Orcopampa, Colquijirca and Antapite. These mines generally have the largest amounts of property, plant and equipment subject to depreciation and the highest per ounce amortization charges.

Deferred stripping costs

The Company has deferred certain mining costs incurred in the expansion of the Tajo Norte area, which has an estimated life of seven years, to reasonably match revenues and production costs. These mining costs, commonly referred to as "deferred stripping" costs, are incurred in mining activities associated with the removal of waste rock. The deferred accounting stripping method is generally accepted in the mining industry when mining operations have diverse grades and waste-to-ore ratios; however, some mining companies expense waste removal costs as incurred. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company's period-to-period results of operations. In order to calculate the amount of deferred stripping cost to record as normal period expense, the Company's management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. This coefficient is estimated to be 7.47 metric tons of waste material required to be moved to obtain 1 metric ton of extracted mineral. The actual coefficient was 10.48/1 in 2002 and 11.21/1 in 2001. Costs related to additional quantities of waste that must be moved to obtain 1 metric ton of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate. The amortization of the deferred stripping costs will be reflected in the consolidated statement of income over the life of the Tajo Norte area, based on proven and probable reserves, so that no unamortized balance remains when the mine is closed. Management expects to begin the amortization of the deferred stripping costs in 2004.

The estimated coefficient is significantly affected by changes in geological assumptions.

Impairment of long-lived assets

The Company reviews and evaluates the impairment of its long-lived assets when events or changes occur that indicate that the book value may not be recoverable. An impairment loss is the amount in which the book value of an asset exceeds the higher of its net selling price or usage value. The usage value of an asset is generally calculated as the present value of estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate that the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. The future cash flow assumptions used include, but are not limited to, estimates of recoverable ounces and tons, metal prices (considering current and historical prices, price trends and related factors), production levels, capital costs, all based on detailed engineering life-of-mine plans. Assumptions in which estimated future cash flows are based are subject to risks and uncertainties. Differences between assumptions and market conditions and/or the Company's development profile could have an important effect on the financial condition and results of the operations.

Management tested the long-lived assets (property, plant and equipment, and mining concessions) of the mining unit of Colquijirca for recoverability because certain events (recurring losses and low level of prices of zinc and lead during recent years) indicated that the carrying amount of such assets may not be recoverable. No events or changes in circumstances indicate that the carrying amount of the long-lived assets of the other mining units and subsidiaries may not be recoverable.

In the case of Colquijirca, Management estimated the future cash flows for the life of the mine, is seven years. Estimates of future cash flows incorporate the Company's own assumptions about the use of the assets, and exclude interest charges and income tax. Management believes the assumptions used are reasonable in relation to the assumptions used in developing other information used by the Company for comparable periods, and information communicated to shareholders and others. Because of the uncertainty of the prices of zinc and lead, the Company has compared possible future cash flows using optimistic, conservative and pessimistic scenarios and has determined probability-weighted cash inflows.

No impairment loss resulted for the long-lived assets of the mining unit of Colquijirca.

Valuation allowances against deferred tax assets

For each deferred tax asset, Management evaluates the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income. If, based on the weight of available evidence, we determine that it is more likely than not (a likelihood of more than 50 percent) that all or some portion of a deferred tax asset will not be realized, then the Company records a valuation allowance against it. As of December 31, 2002, the Company has recorded a valuation allowance of S/.63.5 million on our net deferred tax assets totaling S/.64.9 million.

Valuation allowances relate to tax assets in the Company and its subsidiaries that do not have any present sources of taxable income against which to utilize the assets. For example, share income of affiliated companies, which represents a substantial portion of the Company's net income, is not taxable. In the event the Company and such subsidiaries have sources of taxable income in the future, the Company may be able to reduce the level of valuation allowances recorded.

In future years, levels of taxable income will be affected by, among other things, changes in prices, cash operating costs, proven and probable reserves, interest rates and foreign currency exchange rates. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

Contingencies

Contingent liabilities, when identified, are assessed as either remote, possible or probable. Contingent liabilities are recorded in the consolidated financial statements when it is probable that future events will confirm them and when their amount can be reasonably estimated. Contingent liabilities deemed as possible are only disclosed, together with a possible debit range, when determinable, in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

Results of Operations for the Twelve Months Ended December 31, 2002 and 2001

Net sales. Net sales increased 12.8 percent from S/.513.9 million in 2001 to S/.579.9 million in 2002 due to the following:

(a) Average revenue realized by the Company per ounce of gold increased 13.9 percent from US$271.48 in 2001 to US$309.39 in 2002. The volume of gold sold increased 11.8 percent from 221,036 ounces in 2001 to 247,010 in 2002 principally due to an increase in production at the Orcopampa mining unit which reached 160,017 ounces in 2002 compared to 145,910 ounces in 2001. Production at Orcopampa increased as a result of the exploration activities in the Nazareno vein, where additional reserves were discovered, and the development of the Prometida vein.

(b) Average revenue realized by the Company per ounce of silver increased 6.4 percent from US$4.37 in 2001 to US$4.65 in 2002. Sales of silver decreased 16.4 percent from 13,642,714 ounces in 2001 to 11,401,413 ounces in 2002 due to a decrease in the production of the Uchucchacua mining unit, which declined to 9,387,091 in 2002 compared to 9,780,260 ounces in 2001. Production at Uchucchacua decreased mainly due to lower mineral grade obtained in the most intensive production area and depletion of the Carmen area that contributed 40 percent of total production.

(c) Average revenue realized by the Company per pound of zinc decreased 10.3 percent from US$0.39 in 2001 to US$0.35 in 2002. The volume of zinc sold decreased 1.7 percent from 53,413 tons in 2001 to 52,493 tons due to lower mineral grade obtained.

(d) The Company recognized gains on derivative contracts entered into with major well-known banks of S/.48.9 million in 2002 compared to S/.59.6 million in 2001.

Royalties income. Royalties income increased 39.5 percent from S/.55.2 million in 2001 to S/.76.9 million in 2002 due mainly to Yanacocha's increased sales of gold, which were US$517.8 million in 2001 compared to US$713.4 million in 2002.

Total costs of operation. Total costs of operation increased 5.9 percent from S/.348 million in 2001 to S/.368.7 million in 2002, due to the following:

Operating costs, which includes costs for labor (including contractors and personnel expenses), supplies and other, increased 1.6 percent from S/.253.9 million in 2001 to S/.257.8 million in 2002 due principally to: (i) increases in labor costs as a result of the start-up of the Antapite mine in July 2002 (S/.9.4 million), the start-up of two hydroelectric facilities (S/.2.4 million), and increased salaries (S/.2.6 million), offset by reduced labor costs of S/.8.1 million as a result of the sale of the Company's interest in the consolidated subsidiaries Huallanca and Yanaquihua which occurred in March and April 2002, respectively, (ii) a reduction in the consumption of supplies of S/.5.8 million, as a result of the sale of the interest in Huallanca and Yanaquihua, and (iii) increased overhead costs of approximately S/.3.4 million due to increased costs of fuel and materials, which are based on international prices.

Exploration and development costs in operational mining sites increased 27.5 percent from S/.56.9 million in 2001 to S/.72.6 million in 2002 due principally to: (i) an increase in exploration activities focused on seeking additional reserves in Antapite (S/.6.4 million), Uchucchacua (S/.5.3 million), Orcopampa (S/.5.2 million) and Shila (S/.2.6 million), (ii) a decrease in exploration activities of S/.5.9 million in Huallanca and Yanaquihua and S/.5.6 million in Tajo Norte, and (iii) an additional amortization expense of S/.4.4 million for development costs and mineral lands mainly due to a full year of amortization of the Antapite mining unit (which started production in July 2001).

Depreciation costs increased 3.0 percent from S/.37.3 million in 2001 to S/.38.4 million in 2002 due mainly to the additional depreciation of equipment acquired in 2002.

Total operating expenses. Operating expenses decreased 14.2 percent from S/.174.6 million in 2001 to S/.149.8 million in 2002, due to changes in the following components:

General and administrative expenses increased 17.3 percent from S/.63.2 million in 2001 to S/.74.1 million in 2002 due mainly to increases in: (i) professional services from S/.9.1 million in 2001 to S/.13.9 million in 2002 in connection with the litigation explained in Note 35(c) to the Company Financial Statements, and (ii) an accrual related to the stock appreciation rights program from S/.2.2 million in 2001 to S/.6.3 million in 2002, explained in Note 16 to the Company Financial Statements.

Exploration costs in non-operational mining areas decreased 22.3 percent from S/.48.5 million in 2001 to S/.37.7 million in 2002 due to (i) a decrease in the cost of exploration activities at the Julcani and Huachocolpa mining sites from S/.22.7 million in 2001 to S/.8.2 million in 2002 because the exploration efforts were not successful and the Company's management decided to focus its exploration efforts in other areas; and (ii) a decrease in the cost of research and development expenses from S/.4.8 million in 2001 to S/.1.5 million in 2002. These decreases were partially offset by an increase in the cost of exploration activities under joint ventures from S/.3.4 million in 2001 to S/.9.4 million in 2002 million mainly as a result of drilling activities in Lancones looking for sulfide deposits. The Lancones project is located in northern Peru and southern Ecuador.

Selling expenses decreased 13.7 percent from S/.26.3 million in 2001 to S/.22.7 million in 2002 due to a reduction in freight expenses of S/.3.2 million mainly as a result of (i) the sale of the investment in the consolidated subsidiaries Huallanca and Yanaquihua that had an impact of S/.1.2 million, and (ii) renegotiation of freight contracts that reduced expenses by approximately S/.2.0 million.

Royalty expenses increased 3.4 percent from S/.13.3 million in 2001 to S/.13.7 million in 2002 due mainly to increased sales of gold from the Orcopampa mining unit.

Assets impairment loss and write-off decreased 93.5 percent from S/.23.4 million in 2001 to S/.1.5 million in 2002. The impairment loss of the long-lived assets was recorded in 2001 for the first time as a result of the adoption in Peru of International Accounting Standard (IAS) 36 - Impairment of Assets. See Results of Operations for the Twelve Months Ended December 31, 2001 and 2000.

Operating income. As a result of the foregoing, operating income increased 197.9 percent from S/.46.4 million in 2001 to S/.138.4 million in 2002.

Share in affiliated companies. Income from share equity investment in affiliated companies increased 65.3 percent from S/.200.2 million in 2001 to S/.330.8 million in 2002, principally due to Yanacocha's increased net earnings. The Company's income from its interest in Yanacocha increased 65.2 percent from S/.200.2 million in 2001 to S/.330.7 million in 2002 due mainly to the following: (i) an increase in price per ounce realized on gold sales from US$270 per ounce in 2001 to US$311 per ounce in 2002, and (ii) an increase in volume of gold sold from 1,914,566 ounces in 2001 to 2,291,967 ounces in 2002. Higher revenues have been partially offset by: (i) an increase in the cash cost per ounce from US$123 in 2001 to US$133 in 2002, due to lower gold grades, (ii) an increase in depreciation expense resulting from the full year depreciation of the fixed assets at the La Quinua mine site which started production in October 2001, and (iii) an increase of interest expense due to higher indebtedness.

Gain (loss) from exposure to inflation. The gain (loss) from exposure to inflation decreased 290.1 percent from a gain of S/.1.6 million in 2001 to a loss of S/.3.1 million in 2001 due mainly to: (i) the devaluation of the local currency against the U.S. Dollar of 2.0 percent in 2002 (revaluation of 2.3 percent in 2001) and, (ii) the inflation of the currency experienced in Peru in 2002 of 1.7 percent (deflation of 2.2 percent in 2001). The Company held a net liability position in U.S. Dollars and in Nuevos Soles in the years 2001 and 2002.

Amortization of mining concessions and goodwill. Amortization of mining concessions and goodwill increased 9.0 percent from S/.14.9 million in 2001 to S/.16.3 million in 2002 due to: (i) the full year amortization of Consorcio Energético Huancavelica S.A.'s goodwill resulting in an increase of S/.0.8 million and, (ii) amortization of the mining concession of Sociedad Mineral El Brocal by S/.0.9 million in 2002 (see Note 14 to the Company Financial Statements).

Interest income. Interest income decreased 36.5 percent from S/.13.6 million in 2001 to S/.8.6 million in 2002 due mainly to a significant decrease in the annual interest rate for time deposits held by the Company in a financial institution.

Interest expense. Interest expense decreased 11.9 percent from S/.17.7 million in 2001 to S/.15.6 million in 2002 due mainly to lower weighted average interest rates and reduced indebtedness. See Notes 15 and 17 to the Company Financial Statements.

Loss from sale of subsidiary's shares. On March 30, 2002, the Company sold its participation interest in Minera Huallanca S.A.C. (Huallanca) to BHL - Peru S.A.C for US$2.0 million. Of this amount, US$1.5 million will be paid in three equal semi-annual installments terminating on September 30, 2004 and the remaining US$0.5 million will be paid on September 30, 2006, provided that between September 30, 2004 and September 30, 2006: (i) the level of economic reserves allows Huallanca to produce 15,000 metric tons per month of mineral and (ii) the average price of zinc is higher than US$1,050 per metric ton in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1.5 million. This transaction has generated a loss amounting to S/.6.6 million assuming a sales price of US$1.5 million.

Other income and expense, net. Other income, net decreased 71.6 percent from income of S/.9.7 million in 2001 to income of S/.2.8 million 2002 due mainly to a gain of S/.6.4 million recorded in December 2001 in connection with the termination of the agreement signed with Yanacocha for the administration of the China Linda lime plant (see Note 36(a) to the Company Financial Statements).

Workers' profit sharing. Workers' profit sharing increased 118.6 percent from S/.0.7 million in 2001 to S/.1.5 million in 2002 due mainly to higher taxable revenues (base for calculating workers' profit sharing) obtained in the year 2002 by Minera Shila.

Income tax. Income tax increased 0.6 percent from S/.24.9 million in 2001 to S/.25.1 million in 2002 due mainly to increases of income tax expense in S.M.R.L. Chaupiloma Dos de Cajamarca of S/.4.0 million and Minera Shila of S/.2.2 million due to higher taxable revenues in 2002. These increases were partially offset by a decrease in the income tax of Condesa of S/.4.6 million, due to the use of tax loss carryforwards in 2002 which were not utilized in prior years, and of other minor subsidiaries by S/.1.4 million.

Minority interest. Minority interest expense changed from an income of S/.4.0 million in 2001 to an expense of S/.23.8 million in 2002, due mainly to (i) a change from an income of S/.16.6 million in 2001 to a loss of S/.1.8 in Inversiones Colquijirca as a result of the net income obtained in 2002 (loss in 2001), and (ii) an increased loss in minority interest in S.M.R.L. Chaupiloma Dos de Cajamarca from S/.14.9 in 2001 to S/.21.6 in 2002 as a result of increased income in this subsidiary as a result of increased royalties from Yanacocha.

Net income. As a consequence of the foregoing, net income increased 78.9 percent from S/.217.2 million in 2001 to S/.388.5 million in 2002. As a percentage of net sales, net income was 42.3 percent in 2001, compared with 67.0 percent in 2002.

Results of Operations for the Twelve Months Ended December 31, 2001 and 2000

Net sales. Net sales increased 19.9 percent from S/.428.4 million in 2000 to S/.513.9 million in 2001 due to the following:

(a) Average revenue realized by the Company per ounce of gold decreased 1.7 percent from US$276.18 in 2000 to US$271.48 in 2001. The volume of gold sold increased 75.0 percent from 126,342 ounces in 2000 to 221,036 ounces in 2001 principally due to the increase in production at Orcopampa mining unit, which reached 145,910 ounces in 2001 compared to 96,843 ounces in 2000. Production at Orcopampa increased as a result of the exploration activities in the Nazareno vein where additional reserves were discovered.

(b) Average revenue realized by the Company per ounce of silver decreased 9.9 percent from US$4.85 in 2000 to US$4.37 in 2001. Sales of silver increased 13.6 percent from 12,008,951 ounces in 2000 to 13,642,714 ounces in 2001 due to an increase in the production of the Uchucchacua mining unit, which reached 9,780,260 ounces in 2001 compared to 8,710,423 ounces in 2000. Production at Uchucchacua increased mainly due to the higher grades of ore reserves in the Carmen area.

(c) Average revenue realized by the Company per pound of zinc decreased 23.5 percent from US$0.51 in 2000 to US$0.39 in 2001. The volume of zinc sold increased 4.5 percent from 51,134 tons in 2000 to 53,413 tons in 2001 due to the higher grades of ore reserves.

(d) The Company recognized gains on derivative contracts entered into with major well-known banks of S/.59.6 million in 2001 compared to S/.41.4 million in 2000. The Company uses these contracts to hedge movement in the market prices of precious metals.

Royalties income. Royalties income increased 5.2 percent from S/.52.4 million in 2000 to S/.55.2 million in 2001 due to Yanacocha's increased sales from US$491.8 million in 2000 to US$517.8 million in 2001.

Total costs of operation. Total costs of operation increased 12.7 percent from S/.308.7 million in 2000 to S/.348 million in 2001, due to the following:

Operating costs, which include costs for labor (including contractors and personnel expenses), supplies and other, increased 3.4 percent from S/.245.4 million in 2000 to S/.253.9 million in 2001 due principally to higher cost of labor of S/.5.0 million and greater consumption of supplies by S/.7.0 million, as a result of the increase in the production of gold in the Orcopampa and Antapite mining units (the latter started production in July 2001) and the increase in the production of silver in the Uchucchacua mining unit. These increases were offset by reduced energy costs as a result of a S/.3.5 million reduction in tariffs.

Exploration and development costs in operational mining sites increased 82.7 percent from S/.31.2 million in 2000 to S/.56.9 million in 2001 due principally to the increase of exploration activities in the following mining areas: Tajo Norte (S/.5.6 million), Antapite (S/.2.5 million), Orcopampa (S/.2.7 million), Paula (S/.2.1 million), Shila (S/.2.0 million), Yanaquihua (S/.2.4 million), Huallanca (S/.1.5 million) and Uchucchacua (S/.1.4 million). In addition, it includes an additional amortization expense of development costs and mineral lands of S/.4.7 million mainly as a result of increased production at the Uchucchacua and Orcopampa mining units, as mentioned above.

Depreciation costs increased 15.9 percent from S/.32.1 million in 2000 to S/.37.3 million in 2001 reflecting a full year of depreciation of equipment acquired in 2000.

Total operating expenses. Operating expenses increased 21.8 percent from S/.143.3 million in 2000 to S/.174.6 million in 2001, due to changes in the following components:

General and administrative expenses decreased 0.6 percent from S/.63.6 million in 2000 to S/.63.2 million in 2001 due mainly to the decrease of the allowance for doubtful accounts receivable from S/.8.0 million in 2000 to S/.1 million in 2001. In 2000, as a result of the depletion of the reserves of Compañía Minera El Palomo S.A., the Company fully reserved the account receivable originated by the exploration and development services provided to this entity. This decrease was partially offset by an increase in the personnel expenses from S/.27.5 million in 2000 to S/.32.2 million in 2001 due to increased salaries of S/.4.7 million and a provision of S/.2.2 million in connection with the stock appreciation rights program approved by the Company's compensation committee. See Notes 16 and 24 to the Company Financial Statements.

Exploration costs in non-operational mining areas increased 17.9 percent from S/.41.0 million in 2000 to S/.48.5 million in 2001 due to (i) an increase in the exploration activities in its own and joint ventures projects from S/.8.8 million in 2000 to S/.21.0 million in 2001 in order to obtain new reserves of gold, silver, copper, zinc and lead; and (ii) an increase in exploration activities in the department of Huancavelica by S/.8.9 million with the purpose of finding new reserves of silver. These increases were partially offset by decreases of exploration efforts in the following areas: Julcani, S/.6.8 million as a result of confirmation of the existence of no economic reserves; and China Linda, S/.5.8 million as a result of the transfer of the contractual rights in the China Linda lime concession to Yanacocha in 2000.

Selling expenses decreased 9.3 percent from S/.29.0 million in 2000 to S/.26.3 million in 2001 due to decreased freight expenses of S/.2.3 million mainly as a result of El Brocal's decision to use trains to transport concentrates from the mine site instead of using trucks which are more expensive.

Royalty expenses increased 37.6 percent from S/.9.6 million in 2000 to S/.13.3 million in 2001 due mainly to increased sales of gold from the Orcopampa mining unit.

Assets impairment loss and write-off of S/.23.4 million in 2001 is composed of (i) S/.17.0 million related to an impairment loss of long-lived assets (buildings and constructions) in the Julcani and Huachocolpa mining units, which are no longer under development due to the depletion of the reserves, (ii) S/.2.4 million related to the write-off of minor fixed assets and (iii) S/.4.0 million related to a reserve for obsolete and slow-moving supplies. The impairment loss of the long-lived assets was recorded in 2001 as required by International Accounting Standard (IAS) 36 - Impairment of Assets. This standard became operative in Peru effective January 1, 2001. See Notes 9 and 12 to the Company Financial Statements.

Operating income. As a result of the foregoing, operating income increased 61.3 percent from S/.28.8 million in 2000 to S/.46.4 million in 2001.

Share in affiliated companies. Income from share equity investment in affiliated companies decreased 28.1 percent from S/.278.5 million in 2000 to S/.200.2 million in 2001, principally due to Yanacocha's decreased net earnings. The Company's income from its interest in Yanacocha decreased 30.7 percent from S/.289.1 million in 2000 to S/.200.2 million in 2001 due mainly to the following: (i) a decrease of the realized gold price from US$280 per ounce in 2000 to US$270 per ounce in 2001, partially offset by an increase in the volume of ounces of gold sold from 1,795,398 in 2000 to 1,914,566 in 2001, and (ii) an increase of cash cost per ounce from US$96 in 2000 to US$123 in 2001, as a result of higher mining costs.

Gain (loss) from exposure to inflation. The gain from exposure to inflation decreased 34.5 percent from S/.2.5 million in 2000 to S/.1.6 million in 2001 due mainly to (i) the revaluation of the local currency against the U.S. Dollar of 2.3 percent in 2001 (devaluation of 0.5 percent in 2000) and (ii) the deflation of the currency experienced in Peru in 2001 of 2.2 percent (inflation of 3.8 percent in 2000). The Company held a net liability position in U.S. Dollars and in Nuevos Soles in the years 2000 and 2001.

Amortization of mining concessions and goodwill. Amortization of mining concessions and goodwill increased 145.4 percent from S/.6.1 million in 2000 to S/.14.9 million in 2001 due to full year amortization of the additional amount paid in December 2000 for the Cedimin shares (see arbitrage on Cedimin shares described in Note 35(c) to the Company Financial Statements).

Interest income. Financial income increased 109.2 percent from S/.6.5 million in 2000 to S/.13.6 million in 2001 due to an increase in interest income as a result of an increase in time deposits of S/.70.7 million.

Interest expense. Financial expense increased 96.6 percent from S/.9.0 million in 2000 to S/.17.7 million in 2001 due mainly to increased bank loans held during 2001. These loans were obtained principally for financing the construction of Antapite's mining facilities and the development of a new transmission line from Trujillo to Cajamarca to supply electricity to Yanacocha.

Other, net. Other, net decreased 87.1 percent from an income of S/.75.3 million in 2000 to an income of S/.9.7 million 2001, due mainly to a net gain of S/.80.1 million on transfer of contractual positions and sale of assets to Yanacocha recorded in 2000 (see Note 2 to the Company Financial Statements), offset by a gain of S/.6.4 million recorded in December 2001 (no amount in 2000) in connection with the termination of the agreement signed with Yanacocha for the administration of the China Linda lime plant, see Note 36(a) to the Company Financial Statements, and an expense on exchange of Series A common shares and investment shares for Series B common shares of S/.4.2 million recorded in 2000 (no amount in 2001).

Workers' profit sharing. Workers' profit sharing decreased 84.1 percent from S/.4.3 million in 2000 to S/.0.7 million in 2001 due mainly to higher taxable revenues (base for calculating workers' profit sharing) obtained in the 2000 by Minas Conga as a result of the transfer of contractual positions and sale of assets to Yanacocha. See Note 2 to the Company Financial Statements.

Income tax. Income tax decreased 8.8 percent from S/.27.3 million in 2000 to S/.24.9 million in 2001 due mainly to (i) a decrease of income tax expense in Minas Conga of S/.5.2 million due to the reason explained in the preceding paragraph, (ii) an increase of income tax expense in Condesa of S/.4.6 million as a result of a non-deductible expense resulting from the deflation of the investment balance, as established by the tax authorities in 2001, and (iii) a decrease of income tax of Inversiones Colquijirca of S/.3.1 million originated by reduced taxable income.

Minority interest. Minority interest changed from an expense of S/.32.1 million in 2000 to income of S/.4.0 million in 2001, due mainly to (i) less income of S/.24.3 million in Minas Conga as a result of the transfer of contractual positions and sale of assets to Yanacocha in December 2000 (see Note 2 to Company Financial Statements) and (ii) its interest in increased losses in Inversiones Colquijirca by S/.12.5 million.

Cumulative effect of changes in accounting principles. The cumulative effect of changes in accounting principles was a loss of S/.63.6 million in 2000. Effective January 1, 2000, the Company made several changes to achieve uniformity in the presentation of its financial statements. See Note 4 to the Company Financial Statements.

Net income. As a consequence of the foregoing, net income decreased 12.8 percent from S/.249.1 million in 2000 to S/.217.2 million in 2001. As a percentage of net sales, net income was 58.1 percent in 2000, compared with 42.3 percent in 2001.

Liquidity and Capital Resources

At December 31, 2002, the Company had cash and cash equivalents of S/.89.7 as compared to S/.85.4 at December 31, 2001.

Net cash and cash equivalents provided by operating activities were S/.236.7 million in 2002, S/.92.0 million in 2001 and S/.92 million in 2000. The increase in net cash flow provided by operating activities in 2002 compared to 2001 was mainly attributable to: increased dividends paid by Yanacocha (S/.15.2 million in 2001 compared to S/.77.7 million in 2002), increased revenue from customers (S/.518.0 million in 2001 compared to S/.571.3 in 2002), increased royalties (S/.53.1 in 2001 compared to S/.75.3 in 2002) in connection with the increase of Yanacocha's sales, and a decrease in payments to suppliers and third parties (S/.271.2 million in 2001 compared to S/.253.8 million in 2002). These increased cash flows were partially offset by: increased payments to employees (S/.89.5 million in 2001 compared to S/.95.3 million in 2002), and increased income tax payments (S/.20.8 million compared to S/.28.9 million in 2002).

The decrease in net cash flow provided by operating activities in 2001 compared to 2000 was mainly attributable to an increase in exploration expenditures (S/.56.6 million in 2000 compared to S/.94.4 million in 2001), decreased dividends (S/.92.4 million in 2000 compared to S/.15.2 million in 2001) as a result of the 1998 Yanacocha Reinvestment Program which limits the distribution of dividends (see Note 11 to the Yanacocha Financial Statements), and increased payments of interest (S/.9.0 million in 2000 compared to S/.14.8 million in 2001) as a result of increased indebtedness. The reduced cash flows were partially offset by increased revenue from customers (S/.411.0 million in 2000 compared to S/.518.0 million in 2001).

Net cash and cash equivalents used in investing activities were S/.106.5 million in 2002, S/.143.9 million in 2001, and S/.133.0 million in 2000. The decrease in net cash flow used in investing activities in 2002 compared with 2001 was mainly attributable to decreased purchases of property, plant and equipment (S/.110.3 million in 2001 compared to S/.62.2 million in 2002) and decreased development expenditures (S/.40.7 million in 2001 compared to S/.34.1 million in 2002). The Company incurred: S/.15.4 million in developing the Antapite mining unit in 2001 compared with no amount in 2002; S/.3.3 million in constructing a new drainage tunnel, the Patón tunnel, in the Uchucchacua mining unit in 2001 compared with S/.18.9 million in 2002; and S/.7.5 million in developing the Nazareno vein in the Orcopampa mining unit in 2001 compared with S/.3.3 million in 2002. The decrease in net cash used in investing was offset by no collection of amounts in 2002 (collection of S/.12.9 million in 2001) related to the unitization of properties which occurred in 2000 (see Note 2 to the Company Financial Statements), and increased purchases of investments (S/.6.3 million in 2001 compared to S/.11.1 million in 2002) relating to the acquisition of a minor share participation in Sociedad Minera El Brocal S.A., an indirect subsidiary.

The increase in net cash flow used in investing activities in 2001 compared to 2000 was attributable to an increase in purchases of property, plant and equipment from S/.69.0 million in 2000 to S/.110.3 million in 2001 (in 2001, the Company started the construction of the Antapite mining unit facilities and the development of a new transmission line from Trujillo to Cajamarca to supply electricity to Yanacocha), a decrease in cash received from sales of assets and transfers of contractual rights from S/.137.5 million in 2000 to S/.12.9 million in 2001 (this amount was outstanding as of December 31, 2000), and a payment of S/.143.0 million (US$40 million) made in 2000 and not in 2001 resulting from the settlement of the legal dispute over Cedimin's shares.

Net cash and cash equivalents provided by (used in) financing activities were negative by S/.124.7 million in 2002, positive by S/.114.9 million in 2001 and positive by S/.5.6 million in 2000. The decrease in net cash flow provided by financing activities in 2002 compared to 2001 was attributable to: net payments of bank loans of S/.69.4 million in 2002, while the Company obtained loans in a net amount of S/.36.9 million in 2001; increased payments of dividends (S/.45.9 million in 2001 compared to S/.67.5 million in 2002); and reduced indebtedness (long-term debt) (S/.120.3 million in 2001 compared to S/.0.5 million in 2002). The decrease in net cash flow was offset by additional sales of the Company's ADRs held in treasury (S/.13.5 million in 2001 compared to S/.23.5 million in 2002).

The increase in net cash flow provided by financing activities in 2001 compared to 2000 was attributable to the increase of long-term debt from S/.24.9 million in 2000 to S/.120.3 million in 2001 to finance the construction of the facilities of the Antapite mining unit and the development of a new transmission line from Trujillo to Cajamarca to supply electricity to Yanacocha (see Note 36 to the Company Financial Statements), and the cash proceeds from sale of treasury ADRs amounting to S/.13.5 million in 2001.

Exploration and Development Costs; Capital Expenditures

Total capital expenditures and exploration and development costs for 2002 and 2003 (excluding exploration and development costs at the Company's principal mines, which are included as part of their cost of production) are estimated to be approximately US$29.9 million and US$15.7 million, respectively. These budgeted expenditures include the following projects: the construction of hoists at Uchucchacua and Orcopampa and general exploration projects. See "Item 4. Information on the Company-The Company-History and Development-Capital Expenditures". Exploration and development costs at locations other than the Company's principal mines are estimated to be approximately US$7.0 million in 2002 and US$7.0 million in 2003. Exploration and development costs, including such costs at the Company's principal mines are estimated to be approximately US$19.5 million. These exploration and development costs include all of the costs associated with exploration activities such as drilling, equipment and geological and metallurgical testing. Exploration and development expenditures for 2002 and 2003 relate primarily to the development of the following mining units and projects: La Zanja, Tantahuatay, Lancones, Jatun Orco, Huancavelica, Poracota, Patagonia, Samana, Salpo, Los Pircos and others. See "Item 4. Information on the Company-The Company-Business Overview-Exploration".

The Company undertook in EVAPs filed with the Peruvian government in March 1995 to make capital expenditures in respect of environmental projects. In each of 2001 and 2002, the Company incurred capital expenditures in connection with these environmental projects of approximately US$1.1 million. The Company expects to incur capital expenditures in respect of environmental projects of approximately US$1.1 in each of 2003 and 2004. The Company's capital spending plans under the EVAPs were approved by the Peruvian government. The development of more stringent environmental protection programs in Peru could impose additional costs and other constraints on the Company's operations. See "Item 4. Information on the Company-The Company-Business Overview-Regulatory Framework-Environmental Matters".

The following table shows the Company's contractual obligations as of December 31, 2002:

Payments Due By Period (in millions of Nuevos Soles)
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-Term Debt................	129.1	17.0	35.3	6.5	70.3
Capital Lease Obligations............	N/A	N/A	N/A	N/A	N/A
Operating Leases ..............	N/A	N/A	N/A	N/A	N/A
Unconditional Purchase Obligations .......	N/A	N/A	N/A	N/A	N/A
Other Long-Term Obligations .........	N/A	N/A	N/A	N/A	N/A

Total Contractual Cash Obligations........	129.1	17.0	35.3	6.5	70.3

As of December 31, 2002, the Company had no other commercial commitments.

The Company expects that it will meet its working capital, capital expenditure and exploration and development expense requirements for the next several years from internally generated funds, cash on hand and dividends received from its investments in non-consolidated mining operations, including Yanacocha. Additional financing, if necessary for the development of any project, is expected to be obtained from borrowings under bank loans and the issuance of debt securities. There can be no assurance, however, that sufficient funding will be available to the Company from the internal or external sources to finance any future capital expenditure program, or that external funding will be available to the Company for such purpose on terms or at prices favorable to the Company. A very significant decline in the prices of gold and silver would be reasonably likely to affect the availability of such sources of liquidity. In addition, if the Company funds future capital expenditures from internal cash flow, there may be less funds available for the payment of dividends.

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 and the related notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP. Note 17 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, and Note 18 to the Yanacocha Financial Statements provides a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended December 31, 2000, 2001 and 2002 and partner equity as of December 31, 2001 and 2002. Yanacocha presents its financial statements in U.S. Dollars.

Overview

Yanacocha was established in January 1992 and commenced production activities in August 1993. The primary factors affecting Yanacocha's results of operations are (i) prevailing world market prices for gold, (ii) the amount of gold produced and sold by Yanacocha and (iii) Yanacocha's cash costs.

Gold prices

Yanacocha's revenues and earnings are strongly influenced by world market prices for gold. Such prices have historically fluctuated widely and are affected by numerous factors. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Cost applicable to sales

Cost applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of cost applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian generally accepted accounting principles, (iii) royalties of 3 percent of net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transport costs, (iv) management fees payable to Newmont Peru Limited Sucursal del Peru ("NPL"), the operator of Yanacocha, (v) selling expenses and (vi) other costs.

Income tax

The uniform income tax rate in Peru is currently 27 percent of Peruvian taxable income (Yanacocha, as explained below, has a stabilized corporate rate of 30 percent, excluding income from La Quinua mine which has a tax rate of 27%) and for financial statement purposes is calculated for Yanacocha in accordance with U.S. GAAP. Pursuant to Supreme Decree No.027-98-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed profits in capital expansion projects that increase the company's productivity. This investment credit is based on 80 percent of amounts reinvested.

Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. A Mining Law Stabilization Agreement is a standardized agreement prepared by the MEM, the Ministry of Economy and Finance, the Central Bank and other Peruvian governmental ministries. Such agreements (i) provide stabilized corporate tax rates, (ii) grant the ability to obtain VAT credit, (iii) provide full access to foreign currency and guarantee treatment in all foreign exchange matters as is given to Peruvian nationals, (iv) protect against foreign exchange controls and (v) grant the right to freely dispose of and export mineral products. Yanacocha has entered into such agreements with regard to the following mines: Carachugo, San Jose, Maqui Maqui and Cerro Yanacocha.

Critical Accounting Policies

The Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to the Yanacocha Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Yanacocha's Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by Yanacocha.

General

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the depreciation, depletion and amortization of property, plant and equipment and mine development, impairment of long-lived assets, provision for reclamation and mine closure and legal environmental contingent liabilities. Actual amounts could differ significantly from these estimates.

Accounting changes

During the third quarter of 2002, Yanacocha changed its accounting policy, retroactive to January 1, 2002, with respect to DD&A of Property, Plant and Equipment to capitalize these costs as part of inventory production cost. This change was made to better reflect the cost of inventories according to generally accepted accounting principles. The effect of this change was to increase net income by US$4.9 million in 2001, US$7.9 million in 2000 and US$8.9 million for previous years. In addition, Yanacocha revised the depreciation rates applied to its Property, Plant and Equipment. As a result of this correction, net income was decreased by US$5.9 million in 2001 and US$4.9 million in 2000 and increased by $11.3 million for previous years.

Inventories

Generally, costs incurred in or that benefit the productive process are inventoried. Inventories are carried at the lower of average cost or net realizable value. The determination of current inventories is based on amounts expected to be processed within the next twelve months. Inventories that are not expected to be processed within the next twelve months are classified as long-term.

The principal inventory classifications are as follows:

Ore on leach pad

The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a leach plant where the gold-in-solution is recovered. For accounting purposes, the value added to leach pads is based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ore is recovered and such value is based on the average cost per recoverable ounce of gold on the leach pad.

Engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). Generally, leach pad production cycles project the recovery of approximately 52 percent to 84 percent of the ore placed in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and, as actual results are obtained, engineering estimates are refined. The ultimate recovery of gold from a pad will not be known until the leaching process is terminated.

Changes in engineering estimates could significantly affect, among other things, Yanacocha's net income and operating costs.

The current portion of leach pad inventories is determined and based on engineering estimates of the quantity of gold at the balance sheet date expected to be recovered during the next twelve months.

Precious metals

Precious metals inventories represent saleable gold doré or gold bullion and are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus refining costs and allocation of depreciation, depletion and amortization.

Depreciation of property, plant and equipment

Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from 5 to 18 years, but do not exceed the related estimated mine life based on proven and probable reserves.

A key factor in determining productive lives (the basis for determining the depreciable life) includes estimating the quantity of reserves in a mine. The process of estimating quantities of reserves is complex, requiring subjective decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, evolving production history and the continual reassessment of the viability of production under various economic conditions.

A material revision to existing reserve estimates could occur because of, among other things, revisions to geological data or assumptions, changes in assumed prices and results of drilling and exploration activities. Yanacocha makes every effort to ensure that reported reserve estimates represent the most accurate assessment possible. However, because of the subjective decisions Yanacocha's management has to make, as well as variances in available data for each ore body, these estimates generally differ from actual results.

Changes in such estimates could significantly affect, among other things, Yanacocha's net income and operating costs.

Amortization of mine development

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. Such costs, and estimated future development costs, are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

The unit-of-production method of amortization of mine development costs is based on estimating the reserves in a mine. The mine reserves estimate is based on complex evaluations which include estimates and subjective decisions as discussed above. In this regard, changes in such estimates could significantly affect, among other things, Yanacocha's net income and operating costs.

Impairment of long-lived assets

Yanacocha reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds fair value. Fair value is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows include estimates of recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or Yanacocha's performance could have a material effect on Yanacocha's financial position and results of operations.

Provision for reclamation and mine closure

Estimated future reclamation costs are based principally on legal and regulatory requirements. Yanacocha's management estimates these reclamation and closure costs based on the proven and probable reserves determined at the mine. These reserves are multiplied by a cost per ounce of gold sold, a rate of $3 per ounce, to determine the estimated reserve. Such costs are accrued and charged over the expected operating lives of the mines using the unit-of-production method.

Changes in such estimates could significantly affect, among other things, Yanacocha's net income and operating costs.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003, which established a uniform methodology for accounting for estimated reclamation and abandonment costs. Accordingly, on January 1, 2003, Yanacocha recorded the estimated present value of reclamation liabilities ("asset retirement obligation" or "ARO") and increased the carrying amount of the related asset ("asset retirement cost" or "ARC") to be retired in the future. Yanacocha will allocate ARC to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million in ARC, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities. Yanacocha will record a cumulative effect charge on adoption of approximately US$32.4 million in results of operations in the first quarter of 2003.

Results of Operations for the Twelve Months Ended December 31, 2002 and 2001

Sales

Sales increased 37.8 percent from US$517.8 million in 2001 to US$713.4 million in 2002, due principally to an increase in production of 20.1 percent and an increase in price per ounce of gold of 15.2 percent. Increased production resulted in a 19.7 percent increase in the quantity of gold sold, from 1,914,566 ounces in 2001 to 2,291,967 ounces in 2002. Production by mine is as follows:

	2002	2001
	ounces	ounces
Yanacocha	903,581	954,406
La Quinua	765,756	5,917
Carachugo	585,249	904,192
Maqui - Maqui	30,998	37,974
	2,285,584	1,902,489

The La Quinua mine began operations in October 2001 and in 2002 recorded a full year of operations. The increase in sales due to the full operation at from La Quinua was partially offset by decreased production in other mines due to a production plans that focused in areas with lower strip ratios. Both the Yanacocha mine and the Maqui Maqui mine experienced lower strip ratios in 2002 while the strip ratio at Carachugo mine increased. The average price per ounce of gold increased 15.2% from US$270 per ounce in 2001 to US$311 in 2002. This increase in price accounted for US$94 million of the total sales increase for the year.

Costs applicable to sales

Costs applicable to sales increased 29.3 percent from US$242 million in 2001 to US$313 million in 2002, due primarily to the increased level of production. Cash costs per ounce of gold, which is a measure used to track Yanacocha's cost of sales, increased 8.9 percent from US$123 in 2001 to US$134 in 2002. This increase was due to increases in operating costs, royalty expense and workers profit participation expense. Operating costs increased from US$219.3 million in 2001 to US$302.5 million in 2002. Per ounce operating costs increased from US$107 in 2001 to US$115 in 2002. Operating costs consist primarily of blasting, loading and hauling costs which all increased in 2002, due principally to the La Quinua mine, which was in operation for an entire year in 2002 and required additional operating costs due to the characteristics of the ore extracted from this mine. Additional increases in operating costs resulted from higher maintenance cost on equipment and consulting cost related to operations improvements. The increase in the royalty expense paid to S.M.R.L. Chaupiloma Dos de Cajamarca (equivalent to 3 percent of net sales) was directly related to the increase in sales. Royalty expense was US$21.6 million in 2002 compared to US$15.3 million in 2001. Workers profit participation expense is calculated based on net income and in accordance with Peruvian labor legislation (See "Item 4. Information on the Company-Yanacocha-Employees). This increase in workers profit participation expense is directly related to the increase of net income. Workers' participation was US$19.8 million in 2002 and US$8.6 million in 2001.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased 56.2 percent from US$73.5 million in 2001 to US$114.8 million in 2002. This increase is attributable principally to the La Quinua mine, whose assets were put into operation when the mine began operations in October 2001. For 2002, a full year of depreciation was taken on these assets. The total investment in the La Quinua mine is approximately US$270 million. Other additions to the property, plant and equipment in 2002 also contributed to the increase in depreciation.

Interest expense and other

Interest expense and other decreased 5.5 percent from US$17.8 million in 2001 to US$16.8 million in 2002. This decrease is due primarily to a decrease in the debt position and a decrease in the LIBOR rate. The average rate decreased from approximately 3.8 percent in 2001 to approximately 1.8 percent in 2002. Yanacocha's principal debt is based on LIBOR.

Remediation costs

Remediation costs resulted in a credit to operating results due to an insurance payment of US$6.3 million received in connection with the mercury spill that occurred in 2000. This credit was offset by US$2.9 million in remediation costs associated with public environmental clean-up and fines associated with general remediation liabilities.

Income tax provision

Yanacocha's income tax provision increase was directly related to Yanacocha's increase in taxable income. The net effective tax rate was 24.6 percent in 2002 compared to 23.1 percent in the prior year. The statutory rate for both years is 30 percent. The difference in effective rate is a result of investment credits.

Net Income

As a consequence of the foregoing, net income increased 47.9 percent from US$133.8 million in 2001 to US$197.9 million in 2002. As a percentage of sales, net income increased from 25.8 percent in 2001 to 27.7 percent in 2002.

Results of Operations for the Twelve Months Ended December 31, 2001 and 2000

Sales

Sales increased 5.2 percent from US$491.8 million in 2000 to US$517.8 million in 2001, due principally to an increase in the ounces of gold sold, offset in part by declining gold prices. The volume of gold sold increased 9.1 percent from 1,755,079 ounces in 2000 to 1,914,566 ounces in 2001 primarily due to an increase in sales from Cerro Yanacocha. The average price per ounce of gold price decreased 3.6 percent from US$280 in 2000 to US$270 in 2001 based on market prices.

Interest revenues and other

Interest revenues and other decreased 50.9 percent from US$3.6 million in 2000 to US$1.8 million in 2001 as a result of a decrease in bank deposits.

Costs applicable to sales

Costs applicable to sales increased 39.2 percent from US$173.9 million in 2000 to US$242 million in 2001 due primarily to increased level of production. Additionally, cash costs per ounce of gold increased 28.1 percent from US$96 in 2000 to US$123 in 2001, due mainly to increased operating costs and workers profit sharing costs. Operating costs increased from US$75 per ounce in 2000 to US$107 per ounce in 2001 as a result of increased blasting, loading and haulage at the Cerro Yanacocha mine. Additional increases included increased labor costs from US$27.2 million in 2000 to US$38.1 million in 2001 due to the compensation paid by Yanacocha in order to offset the reduce in workers profit sharing, explained below, increased management costs due to an increase in management personnel, and increased public relations costs. The reduction in workers profit sharing costs was directly related to a decrease in net income.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased 21.7 percent from US$58.1 million in 2000 to US$73.5 million in 2001. This is directly related to the increase in property, plant and equipment attributable to the La Quinua mine.

Interest expense and other

Interest expense and other increased from US$5.4 million in 2000 to US$17.8 million in 2001. This increase is directly related to an increase of long-term debt in 2001.

Exploration costs

Exploration costs increased 16.1 percent from US$10.3 million in 2000 to US$12.0 million in 2001 due primarily to sulfide explorations in Cerro Yanacocha.

Remediation costs

Remediation costs decreased 97.7 percent from US$10.0 million in 2000 to US$0.2 million in 2001. These costs are related to a mercury spill near the town of Choropampa in June 2000. In 2001, Yanacocha expensed US$3.4 million and recognized US$3.2 for insurance refunds. In 2000, Yanacocha expensed US$10.0 million. These expenses included clean up cost and anticipated costs associated with future remediation efforts, personal compensation and fines. See Note 15 to the Yanacocha Financial Statements.

Income tax provision

Income tax provision decreased 6.6 percent from US$43.1 million in 2000 to US$40.2 million in 2001. This was due primarily to a reduced taxable income as a result of decreased net earnings.

Cumulative effect of change in accounting principles

Yanacocha changed its method of accounting for revenue recognition in the fourth quarter of 2000, effective January 1, 2000, to record sales when third party refined gold is delivered to the customer. Previously, revenue was recognized upon the completion of the production process at the mine site. The net effect of this change in accounting method was a loss of US$5.0 million. This change was done in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101.

Net Income

As a consequence of the above, net income decreased 29.4 percent from US$189.6 million in 2000 to US$133.8 million in 2001. As a percentage of sales, net income decreased from 38.6 percent in 2000 to 25.8 percent in 2001.

Liquidity and Capital Resources

At December 31, 2002, Yanacocha had cash and cash equivalents of US$46.8 million, substantially all of which were held in U.S. Dollars, as compared to US$10.5 million and US$30.6 million at December 31, 2001 and 2000, respectively. This excludes cash and cash equivalents in the Bank of New York established in connection with the Yanacocha Receivables Securitization. These funds are restricted and a portion is held in escrow for payment of Yanacocha's next interest and principal installments.

Yanacocha's operations generated a net cash flow of US$320.0 million in 2002, US$228.0 million in 2001 and US$273.5 million in 2000. The increase in net cash flow provided by operating activities in 2002 is primarily attributable to the increase in production and sales of gold, partially offset by higher cash costs and lower value added taxes refunds. The decrease in net cash flow in operating activities in 2001 was attributable to the decrease in gold prices and increase in operating costs.

Net cash used in investing activities was US$146.7 million in 2002, US$276.9 million in 2001 and US$266.1 million in 2000. Investing activities consisted primarily of capital expenditures associated with the expansions of the La Quinua (stage 3A) and Cerro Yanacocha (stage 9) leach pads. Yanacocha invested US$27.3 million and US$ 21.5 million, respectively, in 2002 for these projects. In addition, Yanacocha invested an additional US$10 million in the construction of the carbon columns plan for La Quinua mine. For 2001, principal capital expenditures were related to stage 4 of the Cerro Yanacocha's leach pad costing US$33.4 million, the end of the construction of stage 1 of the La Quinua leach pad costing US$130 million and the acquisition of hydraulic front shovels for US$10 million. In 2000, capital expenditures were related to the construction of stage 1 of the La Quinua leach pad costing US$141.9 million and the acquisition of mining rights, land and the China Linda lime plant in 2000 costing US$45.7 million.

Net cash used in financing activities was US$136.9 million in 2002 and US$19.9 million in 2000. In 2001 Yanacocha had positive financing cash flows due to proceeds received from debt issuance. In 2002, financing activities consisted principally of the payment of long-term debt of US$111.9 million and dividend payments to partners of US$50.7 million. This was offset by proceeds from long-term debt of US$28.9 million. In 2001, financing activities consisted principally of the payments of dividends to partners of US$10.0 million and repayments of long-term debts of US$34.5 million. This was offset by proceeds from long-term debt of US$75.7 million, as described in Note 10 to the Yanacocha Financial Statements. In 2000, the Company paid dividends of US$60.1 million and repaid long-term debt US$15.1 million. These cash payments were partially offset by proceeds from long-term debt of US$53.0 million necessary to finance the expansion and development of the mines.

Exploration and Development Costs; Capital Expenditures

Yanacocha's exploration and development costs during the period from 1992 through 2002 were financed with a combination of internally generated funds, advances from shareholders and loans from DEG and IFC. For 2003, Yanacocha will spend approximately US$15.9 million on exploration and development that will be expensed and an additional US$3.9 million that will be capitalized and that relates to exploration activities for ore bodies that are currently classified as reserves. These exploration and development costs include all of the costs associated with exploration activities such as drilling services (which are subcontracted), geologists and metallurgical testing. See "Item 4. Information on the Company-Yanacocha-Exploration".

Yanacocha's capital expenditures from its formation in 1992 through 2002 were financed with a combination of internally generated funds, advances from shareholders, loans from DEG and IFC and proceeds from the Yanacocha Receivables Securitization (see Note 10 to the Yanacocha Financial Statements). Such capital expenditures have related principally to the development of the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of two carbon column plants, at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of one agglomeration plant at La Quinua, and the expansion of the leach pads for the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha's capital expenditures from its formation through December 31, 2002 totaled approximately US$1,208.8 million.

Yanacocha anticipates that its capital expenditures for 2003 will be approximately US$259 million (including the capitalized exploration costs referred to above).

The following table shows Yanacocha's contractual obligations as of December 31, 2002:

		Payments Due By Period (in thousands of U.S. Dollars)
		Less than	1-3	4-5	After 5
	__Total__	__1 year_	__years__	__years__	__years__
Long-Term Debt	100,000	38,000	56,000	6,000	-
Capital Lease Obligations	14,954	3,619	11,335	-	-
	______	______	______
Total Contractual Cash Obligations	114,954	41,619	67,335	6,000	-

These loans are collateralized by certain of the Yanacocha's assets and are also specifically secured by future gold sales, through a trust agreement with the Bank of New York.

The following table shows Yanacocha's other commercial commitments as of December 31, 2002:

	Total	Amount of Commitment Expiration per Period (in thousands of U.S. Dollars)
	Amounts	Less than	1-3	4-5	Over 5
	_Committed_	_1 year__	__years__	__years__	__years__
Lines of Credit	20,000	20,000	-	-	-

Total Commercial Commitments	20,000	20,000	-	-	-

Yanacocha expects that it will meet its working capital, capital expenditure and exploration and development requirements for the next several years from internally generated funds, cash on hand, borrowings from banks and financial institutions and the proceeds from the Yanacocha Receivables Securitization. Yanacocha expects that it will not need additional financing if the price of gold remains over US$250 per ounce. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and development requirements, or that external funding will be available for such purpose on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity.

Research and Development

The Company is a mining exploration, development and production company and does not engage in research and development activities.

Trend Information

Other than as disclosed in this Annual Report, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

For the Company's exploration activities, there is no production, sales or inventory in a conventional sense. The Company's financial success is dependent upon the extent to which it is capable of discovering mineralization and the economic viability of developing exploration properties. The development of such properties may take years to complete and the resulting income, if any, cannot be determined with certainty. Further, the sales value of mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, including the market value at any given time of the metals produced.

ITEM 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

The Board of Directors of the Company is responsible for policy decisions and overall direction of the Company and other corporate matters in accordance with the Company By-laws and the Peruvian Companies Law. The Company's executive officers oversee the business of the Company and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders (the "Annual Obligatory Meeting") for a three year term. The last election took place on March 26, 2002, and the next election is scheduled for March 2005. See Item 10. "Additional Information-Memorandum and Articles of Association".

The Company's current directors and executive officers are as follows:

Name	Position	Date First Appointed	Current Term Ends
Directors
Alberto Benavides de la Quintana(1)	Chairman of the Board	1980	March 2005
Jorge Benavides de la Quintana(1)	Director	1955	March 2005
Norman Anderson	Director	1994	March 2005
Luis Coleridge	Director	2000	March 2005
Aubrey Laurence Paverd	Director	2002	March 2005
Carlos H. Plenge Washburn	Director	1980	March 2005
Víctor de la Torre Romero	Director	1991	March 2005

Executive Officers
Roque Benavides Ganoza(1)	President and Chief Executive Officer	2001
Carlos E. Gálvez Pinillos	Vice President and Chief Financial Officer	2001
Raúl Benavides Ganoza(1)	Business Development Vice President	1997
Mario Santillán Farje	Operations Vice President	1992
José Miguel Morales Dasso(1)	General Counsel	1970
César E. Vidal	Explorations Vice President	1996
Carlos Humberto Rodríguez Calle	Comptroller	1975

_______________

(1) Alberto Benavides de la Quintana is the father of Roque Benavides Ganoza and Raúl Benavides Ganoza, the father-in-law of José Miguel Morales Dasso and the brother of Jorge Benavides de la Quintana.

Set forth below is biographical information concerning members of the management of the Company:

Alberto Benavides de la Quintana, Founder, Chairman and member of the Compensation Committee. Mr. Alberto Benavides served as Chief Executive Officer of the Company from 1953 to February 2001 and as a director of the Company from 1953 to 1964 and from 1971 to the present, serving as Chairman since 1980. He has been Vice Chairman of Yanacocha's Executive Committee since 1992. He also has served as a director of numerous other mining and mining-related companies that are subsidiaries of the Company. He spent 17 years (1944-1952 and 1964-1971) with Cerro de Pasco Corporation, a Delaware corporation engaged in the mining business that has since been expropriated by the Peruvian government and renamed Centromín Perú, where he was in various management and executive positions involved in the exploration and geology of mines in Peru, including serving as President from 1964 to 1971. He served as President of the Privatization Committee for Centromín from 1992 to 1994 and as director of the Banco Central de Reserva del Perú (the Central Reserve Bank of Peru) from 1992 to 2000. He received a B.S. degree in Engineering from the Universidad Nacional de Ingeniería (National University of Engineering, or "UNI") in Peru in 1941 and an M.S. in Geology from Harvard University in 1944 and completed the Advanced Management Program at the Harvard Business School in 1971.

Jorge Benavides de la Quintana, Director. Mr. Jorge Benavides has been a director of the Company since 1955. He served as General Manager of the Company from 1964 to 1986. He also served on the board of Recuperada S.A. from 1981 to 1996. He received his B.S. in Agricultural Engineering from the Universidad Nacional Agraria (National Agrarian University) in 1961.

Norman Anderson, Director. Mr. Anderson has been a director of the Company since 1994. He is currently President of Anderson & Associates, a Canadian consulting firm. In 1991, he was elected Chairman of the Board of International Corona Corporation, a Canadian gold mining company that has since merged with a wholly owned subsidiary of Homestake Company, a U.S. mining company. From 1980 to 1986, he was Chief Executive Officer and Chairman of the Board of TCL. He was employed from 1970 to 1973 by AMAX Inc., a company that has since merged with Cyprus Minerals Company to create Cyprus Amax, and from 1953 to 1970 by TCL. He is currently a Chairman and Chief Executive Officer of EuroZink Mining Corporation and is a director or officer of other minor mining companies. Mr. Anderson graduated from the University of Manitoba with a B.S. in Geological Engineering in 1953.

Luis Coleridge, Director. Mr. Coleridge was elected director of the Company on March 29, 2000 and is a member of the Audit Committee. He is presently an independent business consultant. A retired partner of Arthur Andersen & Co., Mr. Coleridge's career spanned 33 years, in which he rose to the position of Managing Partner of Peruvian operations and retired in 1997. He was also professor of accounting and auditing at the Universidad Nacional Mayor de San Marcos ("UNMSM") and other Peruvian universities and colleges. Mr. Coleridge graduated from UNMSM with a B.S. degree in 1962 and completed post-graduate studies in Economics in 1964.

Aubrey Laurence Paverd, Director. Dr. Paverd is currently a private consultant based in Melbourne, Australia. From 1994 to 2000, he held the position of Group Executive Exploration with North Ltd., a diversified mining company with gold and base metal mines in Australia, Europe, North and South America. His career with Newmont Mining Corporation spanned 21 years. Beginning as Chief Geologist South Africa in 1973, rising through the positions of Chief Geologist Tsumeb Corporation Ltd., Namibia, a subsidiary of Newmont, to assistant to the Vice President of Exploration in New York in 1979, Director of Foreign Exploration in 1981 and ultimately Vice President of Exploration when he left Newmont in 1994. Mr. Paverd was also a lecturer in geology at Rhodes University during 1972 and 1973 and worked as a field and mining geologist in Australia and Zambia during the period from 1962 to 1969. He received B.S. (Hons) and M.S. degrees from Rhodes University in 1961 and 1966 respectively and a Ph.D. from the University of James Cook North Queensland in 1972. Mr. Paverd is currently also a director of Randgold Resources Ltd., a London listed West African gold mining company.

Carlos H. Plenge Washburn, Director and member of the Compensation Committee. Mr. Plenge is a founder of the Company and has been a director of the Company since 1980. Mr. Plenge is also an alternate member of the Executive Committee of Yanacocha since 1995 and a director of Recuperada S.A. from 1987 to 1996 and Iminsur since 1985. From 1953 to the present, he has been a consulting engineer with a special concentration in mechanical mining for numerous mining companies. He worked in the concentration department of Cerro de Pasco from 1950 to 1953 and in the department of investigations of Cerro de Pasco from 1941 to 1948. In 1949, he served as a sub-director of the Cuerpo de Ingenieros de Minas del Perú (Corps of Mining Engineers of Peru). He attended the Escuela Nacional de Ingenieros (National School of Engineers) in Peru and received his B.S. in Mining Engineering from the University of Missouri-Rolla in 1940 and a M.S. in Minerals from the School of Mines of Montana in 1941.

Víctor de la Torre Romero, Director. Mr. de la Torre has been a director of the Company since 1991, of Recuperada S.A. from 1991 to 1996 and is a member of the Company's Audit Committee. Mr. de la Torre has been associated with Cementos Lima S.A., one of the largest producers of cement in Peru, since 1952, serving as a director since 1981 and Chairman of the Board from 1985 to 1993. He received his B.A. in Economics.

Roque Benavides Ganoza, President and Chief Executive Officer. Mr. Benavides was the Chief Financial Officer of the Company from 1985 to February 2001, when was appointed President and Chief Executive Officer. Prior to that time, he served as Assistant to the Chairman of the Board of the Company from 1980 to 1985 and as a Project Engineer of the Company from 1977 to 1979. Mr. Benavides also has been an alternate member of the Executive Committee of Yanacocha since 1992 and was the General Manager of Recuperada S.A., formerly a majority-owned subsidiary of the Company that has since merged with the Company, from 1981 to 1996. He currently is serving as an executive officer of the Company and as a director of six of its 11 majority-owned subsidiaries. He also has served as a director of the Sociedad de Minería y Petróleo del Perú (Mining and Petroleum Society of Peru) since 1988, serving as Chairman of the Board from 1993 to 1995. Mr. Benavides served as chairman of the Confederación Nacional de Instituciones Empresariales Privadas (CONFIEP) from 1999 to March 2001. In 2001, Mr. Benavides was appointed Vice Chairman of the World Gold Council. Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Católica del Perú (Pontifical Catholic University of Peru) in Lima, Peru in 1977 and an M.B.A. from Henley, The Management College of Brunnel University in 1980, completed the Program for Management Development at the Harvard Business School in 1985 and the Advanced Management Program at Templeton College of Oxford University in 1997.

Carlos E. Gálvez Pinillos, Vice President and Chief Financial Officer. Mr. Gálvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer. As of March 2003, Mr. Gálvez is also an alternate member of Executive Committee of Yanacocha. He served as Deputy Manager of the Company's Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980. Mr. Gálvez has also served as director of the Colquirrumi and Coimolache, subsidiaries of the Company, and was appointed director of Conenhua in 2000, director of El Brocal in 2002 and an alternate member of the Executive Committee of Yanacocha in 2003. He also has served as director of the Sociedad de Minería, Petróleo y Energía del Perú (Mining, Petroleum and Energy Society of Peru) since 2000. Prior to joining the Company, Mr. Gálvez served as Managerial Adjunct for Finance and Credit from 1977 to 1978 at Banco Minero del Perú (Mining Bank of Peru). He has also served as a board member of the Comité de Operación Económica del Sistema Eléctrico Nacional (Committee of Economic Operation of the National Electric System). Mr. Gálvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the University of the Pacific in 1980 and completed the Program for Management Development at The Harvard Business School in 1997.

Raúl Benavides Ganoza, Business Development Vice President. Mr Benavides has been the Business Development Vice President of the Company since 1992. He is also currently an alternate member of the Executive Committee of Yanacoha (1992-to date) and of several of the of the Company's subsidiaries. From 1984 to 1996 he was Manager of Orcopampa. Prior to that time, Mr Benavides was a Manager of Operations from 1983 to 1984 and Chief of Mining from 1980 to 1983 at Colquirrumi. Since 1995, he has been a professor of mining administration at Pontificia Universidad Católica del Perú. Mr. Benavides also has served as Vice President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering) since 1994 and was also the President of the Instituto de Seguridad Minera del Perú (Mining Safety Institute of Peru) from 1996 to 2000. Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Program for Management Development at The Harvard Business School in 2001.

Mario Santillán Farje, Operations Vice President. Mr. Santillán has been manager of the Company since 1992. Prior to that time, Mr. Santillán served as Vice Manager of Operations of the Company from 1982 to 1992, Superintendent of the Company's Julcani mine from 1977 to 1982, Superintendent of the Company's Orcopampa mine from 1974 to 1977 and Division Chief/Captain of the Company's Julcani mine from 1970 to 1974. From 1968 to 1970, he was Chief of Mining at Mina Yuritala, a Peruvian mining company. He is a member of the Colegio de Ingenieros del Perú (Engineering Association of Peru) and is currently a director in the Executive Council of the Instituto de Ingenieros de Minas del Perú (Peruvian Institute of Mining Engineers). He received a B.S. in Mining Engineering from UNI in 1968 and also studied advanced courses in mining at Pontificia Universidad Católica del Perú, UNI, the Universidad del Pacífico (University of the Pacific) in Peru and the Colorado School of Mines.

José Miguel Morales Dasso, General Counsel. Mr. Morales has been General Counsel to the Company since 1973. From 1992 to 1995, Mr. Morales served as an alternate member of the Executive Committee of Yanacocha. Mr. Morales has also served as a member of the Executive Committee of Yanacocha since 1995. Mr. Morales currently also serves as a director of seven of the eleven mining and mining-related subsidiaries or affiliates of the Company. In addition, he has served as a director of the Instituto Nacional de Derecho de Minería y Petróleo (National Institute of Mining and Petroleum Law), serving as its President from 1989 to 1990 and as a director of the Sociedad de Minería y Petróleo del Perú (Mining and Petroleum Society of Peru) since 1998, serving as its vice chairman since 2000. He has been a director of the following non-mining related companies: Almacenera del Perú S.A. from 1992, Inversiones Cosepa S.A. from 1979, Hotel Costa del Pacífico S.A. from 1994 and El Pacífico-Peruana Suiza Compañía de Seguros from 1979. Since 1973, he also has been a partner of Estudio Aurelio García Sayán-Abogados, a Lima law firm. In February 2003, Mr. Morales was elected president of La Sociedad Nacional de Mineria y Petroleo del Peru (National Association of Minerals and Petroleum of Peru). Mr. Morales received his law degree from Pontificia Universidad Católica del Perú in 1968 and completed the Sloan Program at Stanford University's Graduate School of Business in 1976.

César E. Vidal, Explorations Vice President. Mr. Vidal has been Explorations Vice President of the Company since the beginning of 1996. From 1981 to 1987, he served as a geologist for BISA. Prior to joining the Company, from 1991 to 1995, he served as an independent economic geologist consultant to several mining companies, including the Company. From 1987 to 1991, he served as the chief geologist for Perubar S.A., a Peruvian zinc mining company. Mr. Vidal received his B.S. in Geology from UNI in 1977, a Ph.D. in Geology from the University of Liverpool in 1980 and certification as an engineering geologist in Peru from UNI in 1984. He also was a post-doctoral research fellow at the Universität Heidelberg (the University of Heidelberg) from 1985 to 1986.

Carlos Humberto Rodríguez Calle, Comptroller. Mr. Rodríguez has served as Comptroller of the Company since 1984 and as Secretary of the Company's Audit Committee. In February 2003, Mr. Rodríguez was elected as Compliance and Ethics Officer of the Company. He also served as Comptroller at Cyanamid Peruana S.A., a Peruvian chemical and pharmaceutical company, from 1965 to 1975, and as General Accountant at Petrolera Amotape S.A., a Peruvian oil company devoted to exploration and development of oil, from 1963 to 1964. Mr. Rodríguez received his B.S. in Economic and Commercial Sciences and Accounting from Pontificia Universidad Católica del Perú in 1972. In 1988, Mr. Rodríguez obtained a degree in Management from Universidad de Piura.

Compensation

During the year ended December 31, 2002, the aggregate amount of compensation paid by the Company to all directors and executive officers was approximately S/.6.5 million, including director's fees accrued in 2001 and paid in 2002. The Company does not disclose to its shareholders or otherwise make available public information as to the compensation of its individual directors or executive officers.

The Company has a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of the Company's ADSs. This program is in effect as long as the executives are employed by the Company at the settlement date of the program. See Note 16 to the Company Financial Statements.

Board Practices

The Audit Committee is responsible for assisting in the appointment of independent auditors to be elected at the general meeting of shareholders ("General Meeting") and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews the Company's annual and quarterly financial statements, reviews financial statements before their presentation to the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or "CONASEV"), the Bolsa de Valores de Lima (Lima Stock Exchange) and the Securities and Exchange Commission and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Coleridge and de la Torre Romero. As of the date of filing of this Annual Report, the Company has not yet appointed the third member of the Audit Committee.

Employees

At December 31, 2002, the Company, together with its subsidiaries, had 2,075 employees, of which 1,068 were on the Company's payroll. In addition, the Company has entered into arrangements with independent contractors which employed 1,235 persons who worked at the Company's operations. Although the total number of employees has decreased since December 31, 1997, the Company has sought to strengthen its workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2002, the average tenure of the permanent laborers of the Company at the Julcani, Uchucchacua, Orcopampa and Recuperada mines (the only mines for which the Company has long-term historical records) was approximately 15 years.

Of the Company's 1,068 permanent employees, approximately 72 percent are members of eight different labor unions (three unions and one labor union committee for clerical workers and three unions and one labor union committee for permanent laborers), which represent all clerical workers and laborers in collective bargaining negotiations with the Company. Each of the labor unions is a company-based union with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in the Company's production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length, and set wages for the applicable period and include increases as negotiated and certain other employee benefits, such as overtime, bonuses and family benefits.

Compensation received by the Company's employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of the Company's employees and housing, hospitals and a full range of social services for the Company's permanent employees and their families at townsites near its mines in compliance with mining regulations. The Company voluntarily provides power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount, four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by the Company to a fund to be established to promote employment and employee training.

Under Peruvian law, the Company may dismiss workers for cause by following certain formal procedures. The Company may dismiss a worker without cause, provided that the Company pays such worker a layoff indemnification in an amount equal to one and a half month's salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months' salary. Recent decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer's grounds, have limited the Company's ability to dismiss a worker without cause. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to one month's salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to a modification in January 2001 of the Peruvian labor laws enacted in 1991, the Company's obligation to deposit funds for severance payments in a bank account, for the benefit of each employee, in both May and November of each year has been temporarily replaced with an obligation to deposit a monthly payment equal to 8.33 percent of the each employee's salary. The term of this modification has been extended until November 2004.

The Company's permanent employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the ONP or in AFPs. The Company is required to withhold from each of the salaries of the employees enrolled in the ONP system approximately 13 percent of such employee's salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system between 11.5 percent and 12 percent of such employee's salary, and pay such amounts to the respective AFP. The Company has no liability for the performance of these pension plans. The Company also pays to the employees of the independent contractors an amount of money sufficient to cover the employers' costs with respect to severance and pension payments.

In addition, the Company pays to ES SALUD nine percent of its total payroll for general health services for all permanent employees. Prior to May 1997, the Company was required to pay to ES SALUD one percent of its payroll of blue collar employees for employment-related illness and accidents (the "Workers Compensation Fund Payment"). In addition, Law 26790 also requires the Company to provide private insurance representing an average payment equal to 1.30 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards. The Company must also pay a total of two percent of its total payroll for the Extraordinary Solidarity Tax.

In the past five years, the Company has experienced one strike that lasted more than 48 hours. The strike occurred in April 1998 at the Uchucchacua mine and lasted 13 days, resulting in cumulative losses of approximately US$506,000.

Share Ownership

At May 31, 2003, directors and executive officers of the Company, as a group, owned 28,557,079 Common Shares, representing a percentage beneficial ownership of Common Shares of 20.72 percent. The directors and executive officers of the Company do not own any Investment Shares.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

At May 31, 2003, the Company had outstanding 137,444,962 Common Shares and 372,320 Investment Shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of April 30, 2003 with respect to each shareholder known to the Company to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers of the Company as a group.

Control of the Company*

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Benavides Family(1)	36,905,581	26.86	14,000	3.76	36,919,581	26.79
Cia Minera Condesa S.A.	10,565,130	7.69	15,933	4.28	10,581,063	7.68
AFP Nueva Vida .	4,133,032	3.01	-	-	4,133,032	3.00
AFP Integra.	4,113,546	3.00	-	-	4,113,546	2.99
Directors and Executive Officers as a Group	28,557,079	20.78	-	-	28,557,079	20.72

________________

(1) Includes Common Shares directly or indirectly owned by Alberto Benavides de la Quintana and certain members of his immediate and extended family and their spouses.

(2) The beneficial ownership of Common Shares adds up to more than 100 percent due to participation by certain members of the Benavides Family as Directors and/or Executive Officers of the Company.

* At May 31, 2003.

As of May 31, 2003, the Company estimates that 30,945,190 ADSs are held in the United States which represent approximately 45.03 percent of Common Shares outstanding. The number of institutional record holders of the Company's Common Shares (or of ADSs representing its Common Shares) in the United States was eleven institutions at May 31, 2002.

Related Party Transactions

Except as otherwise disclosed herein, no director, senior officer, principal shareholder or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the Company's last financial year that has materially affected the Company, or in any proposed transaction that would materially affect the Company. Except as otherwise disclosed herein, the Company has entered into no transactions with parties that are not "related parties" but who would be able to negotiate terms not available on an arm's-length basis. The Company enters, from time to time in the ordinary course of business, into management, exploration, mine development, engineering and employment contracts with joint venture companies in which one or more of its direct or indirect subsidiaries holds equity or partnership interests.

Chaupiloma is owner of the mining rights developed by Yanacocha and received a 3 percent royalty on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to S/.52,436,000, S/.55,170,000 and S/.76,964,000 in 2000, 2001 and 2002, respectively, and are presented as royalty income in the consolidated statements of income.

Condesa received cash dividends from Yanacocha of approximately S/.77,663,000 in 2002, S/.15,238,000 in 2001 and S/.92,447,000 in 2000.

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2003. The revenues related to this service contract amounted to approximately S/.9,986,000 for the year-ended December 31, 2002.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. The construction work was completed, pursuant to the contract, in October 2001. Concurrently, Yanacocha and the Company singed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services amounted to approximately S/.13,859,000 in 2002 (S/.2,259,000 in 2001).

In October 2000, the Company and Newmont Mining agreed to transfer interests that each company separately held in properties in northern Peru into Yanacocha, a company in which Buenaventura and Newmont Mining are the principal shareholders. Under the unification plan for these property interest and in accordance with agreements signed between the Company and Newmont Mining in December 2000, the Company invoiced Yanacocha approximately S/.36,994,000 for machinery and equipment, mining concession rights, inventory and land. The remaining balance at December 31, 2000 of S/.12,874,000 was fully collected in 2001.

In accordance with the terms of a contract signed between Yanacocha and the Company on December 19, 2000, the Company was engaged to manage the administration of the China Linda lime plant until December 18, 2010. However, in 2001 Yanacocha elected to terminate the contract and made a payment to the Company of US$1,800,000 (S/.6,434,000).

Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

Consolidated Financial Statements

See "Item 19. Exhibits" for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

Other than the legal proceeding relating to Yanacocha described in "Item 4. Information on the Company-Yanacocha-Legal Proceedings" and as described below, the Company and Yanacocha are each parties to certain other legal proceedings arising in the normal course of its business, none of which, individually or in the aggregate, is material.

The Company and Condesa, together with Newmont Mining, Newmont Second and certain individuals, are defendants in an action filed by Patrick Maugein, a French citizen, in the United States District Court for the District of Colorado in February 2002, as amended in July 2002. Maugein alleges that the defendants violated the United States Alien Tort Claims Act, the federal RICO statute, and similar provisions of Colorado laws, and tortiously interfered with certain of plaintiff's claimed contract rights, all in connection with lawsuits in Peru concerning the ownership of Yanacocha, and defamed and otherwise injured Maugein through publications in France by a French author not named as a defendant in the action. The Company, Condesa, Newmont Mining and Newmont Second were the plaintiffs in the Peruvian litigation, which concluded in 1998, and in which they successfully enforced a provision of Yanacocha's by-laws that required another Yanacocha shareholder, an affiliate of Bureau de Rechereches Géologiques et Miniéres ("BRGM"), to sell its Yanacocha shares to affiliates of the Company and Newmont Mining. BRGM had sought to cause its affiliate to sell its Yanacocha shares to Normandy Mining Ltd. The parties involved in the Peruvian litigation and certain related persons reached a settlement of all claims in October 2000 as described elsewhere in this Annual Report under Item 4: Information on the Company- The Company- History and Development. Maugein, who claims he was engaged as an advisor to Normandy, asserts that he was injured because Normandy had promised to pay him if the Peruvian Supreme Court reversed the lower courts and reached a result favorable to Normandy (which did not occur). Maugein seeks damages of not less than $25 million plus interest (which could be subject to trebling under RICO) plus unspecified punitive damages. The Company considers Maugein's claims to be without merit and is vigorously contesting the action. The defendants have filed motions to dismiss the action based on various grounds and by order of the court entered in June 2002, all discovery in the case has been stayed pending the court's ruling on the motions to dismiss. It is not possible to predict when the court will rule on the motions.

Dividend Policy and Dividends

The Company can distribute three kinds of dividends: (i) cash dividends, which are paid out of the Company's net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of the Company's stock, and (iii) stock dividends for the purpose of capitalizing profits, in each case as described in more detail below. All shares outstanding and fully paid are entitled to share equally in any dividend declared based on the portion of the capital of the Company represented by such share. Shares of capital stock, which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution. No cash dividend may be declared in respect of a given year unless the Company has earned net distributable income in respect of such year. However, a company may declare dividends during the year. The Company may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as "provisional dividends", as explained below.

The Board of Directors, following the end of each fiscal year, makes a recommendation to the annual obligatory shareholders' meeting regarding the amount and timing of payments, if any, to be made as dividends on the Company's Common Shares and Investment Shares. However, the amount and timing of such payments, if any, is subject to approval at such annual obligatory shareholders' meeting of the Company, as well as to the availability of earnings to distribute, and takes into consideration any provisional dividends paid out during the year. Holders of at least 20 percent of total Common Shares outstanding can require that no less than 50 percent of the after-tax profits of the Company during the previous year and legal reserve allocation be paid out in the form of dividends.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of eight percent of pre-tax profits (which may differ from pre-tax profits determined under Peruvian GAAP due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid. Next, remaining earnings are taxed at the standard corporate income tax rate of 27 percent. Not less than ten percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20 percent of the paid-in share capital. In addition, the holders of Common Shares can allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders. Any dividend approved by a shareholders' meeting of the Company after December 31, 2002 is subject to an additional withholding tax at the rate of 4.1 percent of the total amount of dividends distributed to the shareholders who either are (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) a non-domiciled company or entity. Dividends paid to domiciled companies or entities are not subject to such withholding tax. If any tax or other governmental charge will become payable by Banco Wiese Sudameris of Lima Peru, as custodian, the Depositary or the Company with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

Dividends on issued and outstanding Common Shares and Investment Shares are distributed in accordance with the proportion of the total capital represented by such respective shares. Dividends are distributed pro rata in accordance with the number of Common Shares or Investment Shares. Accordingly, any dividend declared would be apportioned 99.73 percent to the holders of Common Shares and 0.27 percent to the holders of Investment Shares. This proportion will not change in the future except and to the extent holders of Common Shares and Investment Shares exercise their preemptive rights disproportionately in any future issuance of Common Shares and Investment Shares, or the Company issues Common Shares without preemptive rights in accordance with Article 259 of the Peruvian Companies Law.

Holders of Common Shares and Investment Shares are not entitled to interest on dividend payments.

Holders of ADRs are entitled to receive dividends with respect to the Common Shares underlying the ADSs evidenced by such ADRs, subject to the terms of the related Amended and Restated Deposit Agreement, to the same extent as owners of Common Shares.

To the extent that the Company declares and pays dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Nuevos Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if the Company so requests, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by the Company received by the Depositary. Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax of 4.1 percent. See "Item 10. Additional Information-Taxation-Peruvian Tax Considerations".

The Company issues stock dividends for value per share of the Company's stock. The book value of the Company's share capital is based on the nominal (par) value of each share but is adjusted to account for inflation; thus, in inflationary periods, the Company's book value will increase while its nominal value will remain constant. In order to adjust the book value of each share to equal or approximate its nominal value, the Company periodically issues new shares that are distributed as stock dividends to each existing shareholder in proportion to such shareholder's existing holdings, unless it increases the nominal value of the existing shares. These stock dividends (which under the Peruvian income tax law are not considered dividends) do not change a stockholder's percentage of interest in the Company. In addition, the Company may from time to time capitalize profits and, in such case, it has to distribute stock dividends representing the profits capitalized.

Dividends not collected within ten years will be retained by the Company, increasing its legal reserve, and the right to collect such dividends will expire.

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a balance sheet at any given time). The Company, however, may pay provisional dividends. Payment of provisional dividends shall be approved on the basis of financial statements which show the existence of net distributable income obtained during the current fiscal year. In the event that, following such an interim provisional payment, the Company suffers a loss or if it finishes its fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, it could legally require all shareholders (including holders of ADRs) to return such payment to the Company with interest. However, it has been and continues to be the Company's policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a "dividends paid in advance" account to be offset by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 1998 through 2001. Cash dividends with respect to these years were paid per Series A Share, Series B Share and ADS. Effective on May 3, 2002, the Company redesignated its Series B Shares and Series A Shares as Common Shares. From and after such date, each of the Company's ADSs, which previously represented two Series B Shares, has represented two Common Shares. See "Item 4. Information on the Company-The Company-History and Development-Recent Developments-Redesignation of the Company's Shares and ADSs":
Year ended December 31,	Per Series A Share(1)			Per Series B Share(1)			Per ADSs(1)			Per Investment Share(1)
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
1998	0.0950	0.1500	0.2450	0.0950	0.1500	0.2450	0.1900	0.3000	0.4900	0.0950	0.1500	0.2450
1999	0.1050	0.1600	0.2650	0.1050	0.1600	0.2650	0.2100	0.3200	0.5300	0.1050	0.1600	0.2650
2000	0.1100	0.2550	0.3650	0.1100	0.2550	0.3650	0.2200	0.5100	0.7300	0.1100	0.2550	0.3650
2001	0.1100	0.2100	0.3200	0.1100	0.2100	0.3200	0.2200	0.4200	0.6400	0.1100	0.2100	0.3200

________________

(1) Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, of 1998, 1999, 2000 and 2001, respectively. Beginning in 1999, Investment Shares replaced Labor Shares.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the 2002. Dividends with respect to such year were paid per Common Share and ADS.

Year ended December 31,	Per Common Share(1)			Per ADSs(1)			Per Investment Share(1)
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2002	0.3202	S/.0.303	0.6232	0.6404	0.606	1.2464	0.3202	0.3030	0.6232

(1) Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2002.

In addition to the above mentioned cash dividends, in November 2002, the Company distributed stock dividends, which in the aggregate were equivalent to S/.2.8 million, in the form of El Brocal shares

Significant Changes

No significant change in the Company's financial affairs has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Trading Markets

Effective on May 3, 2002, the Company redesignated its Series B Shares and Series A Shares as Common Shares. From and after such date, each of the Company's ADSs, which previously represented two Series B Shares, has represented two Common Shares. See "Item 4. Information on the Company-The Company-History and Development-Recent Developments-Redesignation of the Company's Shares and ADSs". Accordingly, since May 3, 2002, the Common Shares and ADSs representing the Common Shares (each ADS representing two Common Shares) have been listed and traded on the New York Stock Exchange under the symbol "BVN". In addition, the Common Shares are listed and traded on the Lima Stock Exchange. The Investment Shares have been listed and traded on the Lima Stock Exchange since 1979.

At May 3, 2002, April 30, 2003 and December 31, 2002, the share capital with respect to the Common Shares was S/.549,779,848 represented by 137,444,962 shares and the share capital with respect to the Investment Shares was S/.1,489,280 represented by 372,320 shares. The Common Shares represent 100 percent of the outstanding share capital of the Company. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. At April 30, 2003, there were 1,717 owners of record of the Common Shares and 1,379 owners of record of the Investment Shares.

Historical Information

The Series B Shares and the ADSs which represented the Series B Shares (each ADS represented two Series B Shares) were listed, and the ADSs were traded, on the New York Stock Exchange from May 31, 1996 until May 2, 2002, under the symbol "BVN". In addition, the Series B Shares were listed and traded on the Lima Stock Exchange from May 15, 1996 until May 2, 2002. The ADSs which represented the Series B Shares were issued under the terms of a Deposit Agreement dated May 20, 1996, among the Company, The Bank of New York, as depositary, and the owners and beneficial owners of ADSs. The Series A Shares were listed and traded on the Lima Stock Exchange since 1971.

The creation of the Series B Shares was authorized at an extraordinary meeting of shareholders held on March 20, 1996. At that meeting, outstanding common shares were renamed as Series A Shares, and a capital increase of a new class of common shares, designated Series B Shares, was approved. On May 31, 1996, the Series B Shares began trading on the Lima Stock Exchange and on May 15, 1996, the ADSs began trading on the New York Stock Exchange. On November 26, 1997, the Company consummated the Series A Exchange Offer, pursuant to which it exchanged 32,472,952 Series A Shares for an equal number of Series B Shares. Immediately prior to the Series A Exchange Offer, there were 98,995,000 Series A Shares and 19,154,617 Series B Shares. Upon consummation of the exchange, there were 66,522,048 Series A Shares and 51,627,569 Series B Shares.

On December 10, 1998, the Company consummated an exchange offer pursuant to which it exchanged 18,666,198 Labor Shares (now known as Investment Shares) for 18,666,198 Series B Shares. On December 3, 1999, the Company commenced an exchange offer, pursuant to which it offered to exchange on a one-for-one basis, all outstanding Series A Shares and Investment Shares for its Series B Shares (the "Redemption and Exchange Offer"). The Redemption and Exchange Offer terminated, in accordance with its terms, on January 13, 2000. As a result of the Redemption and Exchange Offer, 23,433,294 Series A Shares and 629,147 Investment Shares were tendered for redemption and/or exchange and accepted by the Company and were exchanged for equal numbers of Series B Shares. At December 31, 1999 (prior to the consummation of the Redemption and Exchange Offer), the share capital with respect to the Series A Shares was S/.66,522,048 represented by 66,522,048 shares; the share capital with respect to the Series B Shares was S/.70,293,767 represented by 70,293,767 shares; and the share capital with respect to the Investment Shares was S/.1,011,467 represented by 1,001,467 shares. Following the consummation of the Redemption and Exchange Offer, the share capital with respect to the Series A Shares was S/.43,088,754 represented by 43,088,754 shares; the share capital with respect to the Series B Shares was S/.94,356,208 represented by 94,356,208 shares and the share capital with respect to the Investment Shares was S/.372,320 represented by 372,320 shares.

Trading Information

For the periods indicated prior to April 30, 2003, the table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Nuevos Soles. The table also includes for the same periods the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars from the date after the redesignation of the Company's Series B Shares and Series A Shares as Common Shares on May 3, 2002. See "Item 4. Information on the Company-The Company-History and Development-Recent Developments-Redesignation of the Company's Shares and ADSs":

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2002	8.08	47.27	31.00	51.26	30.77	20.11	0.15	35.67	22.87

Quarterly highs and lows
2002
2nd quarter(4)	3.26	46.25	45.00	13.96	30.72	25.68	0.05	35.67	31.51
3rd quarter	3.67	47.27	36.42	14.31	26.93	20.11	0.03	31.24	27.04
4th quarter	0.97	43.74	38.07	11.25	24.85	21.01	0.03	29.51	27.17

2003
1st quarter	1.28	48.79	42.90	13.39	28.14	24.04	0.04	28.67	26.68

Monthly highs and lows
2003
April	0.53	46.93	42.00	3.96	27.85	24.00	0.01	28.69	26.10
May	0.50	52.00	46.38	3.48	29.97	26.46	0.01	30.10	27.55

_______________

(1) Source: Lima Stock Exchange

(2) Source: Bloomberg

(3) Information for the month of May provided from May 1, 2002.

(4) Trading information for the 2nd quarter includes trading information for the Series A Shares prior to their conversion, on May 3, 2002, to Common Shares.

For the periods indicated prior to May 3, 2002, the table below sets forth the trading volume and the high and low closing prices of the Series A Shares, Series B Shares and Investment Shares in Nuevos Soles. The table also includes for the same periods the trading volume and the high and low closing prices of the ADSs representing the Series B Shares in U.S. Dollars. During 2000 and 2001, the Series A Shares were traded on the Lima Stock Exchange on approximately 54.80 percent and 0.71 percent, respectively, and the Series B Shares on approximately 27.92 percent and 20.36 percent, respectively, of each respective year's trading days, and the Investment Shares were traded on the Lima Stock Exchange on approximately zero percent and 18.83 percent of each respective year's trading days. The following information is not restated in constant Nuevos Soles:

		Series A Shares(1)			Series B Shares(1)			ADSs(2)			Investment Shares(1)
		Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
		(in millions)	(in nominal S/. per share)		(in millions)	(in nominal S/. per share)		(in millions)	(in US$per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
	1998	6.12	19.97	13.76	28.26	22.81	12.95	17.69	16.23	8.55	30.10	19.57	8.75
	1999	5.65	24.87	20.65	20.12	30.04	20.54	14.37	19.00	11.25	0.65	28.17	13.73
	2000	23.61	33.67	20.25	26.34	34.93	20.29	17.63	22.25	10.37	0.68	25.71	20.90
	2001	0.30	28.17	22.67	19.20	36.15	24.23	29.25	21.16	13.68	0.06	26.44	18.80

Quarterly highs and lows
2001
	1st quarter \	0.05	24.66	22.67	5.96	28.26	24.23	5.90	16.23	13.68	0.01	22.83	20.95
	2nd quarter	0.13	25.85	23.99	3.88	30.87	27.21	7.67	17.80	14.96	0.01	23.58	22.66
	3rd quarter	0.06	28.17	26.66	6.03	35.18	30.11	8.93	20.31	17.11	0.03	26.44	22.85
	4th quarter	0.06	26.83	25.12	3.33	36.15	31.65	6.75	21.16	18.27	0.01	20.93	18.80
2002
	1st quarter	0.18	37.47	31..00	3.78	44..69	37..69	11..74	26..12	21..79	0.04	30..86	22..87
	2nd quarter (through May 3, 2002)	0.10	46.25	45.00	1.34	47.50	45.94	__

_______________

(1) Source: Lima Stock Exchange

(2) Source: The New York Stock Exchange, Inc.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

ITEM 10. Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

Organization and Register

The Company was formed on September 7, 1953 by public deed as a Peruvian sociedad anónima. However, in May of 1998, the Company By-laws were changed to conform with the new Peruvian Companies Law. The term of existence is indefinite and its principal place of business is Lima, Peru.

The Company is managed by the General Meeting, the Board of Directors and the management.

Objectives and Purposes

The legal purpose of the Company is to engage in mining operations and related activities either directly or through majority-owned subsidiaries and controlled companies. Likewise, it may hold shares of companies performing mining operations.

Directors

The Board of Directors, which must be comprised by seven members, is elected at the Annual Obligatory Meeting. Any changes in the Board of Directors require the approval of the shareholders. The removal of the Board of Directors must be approved at a shareholders' meeting, attended by holders of 75 percent of the Common Shares in the first summons and 70 percent of the Common Shares in the second summons, by resolution approved by, at least, two thirds of the total number of Common Shares outstanding. In the case of resignation of Directors, the Board of Directors may appoint substitute Directors who will serve until the next shareholders' meeting.

Directors are elected as a group for a term of three years and may be reelected indefinitely. Pursuant to Article 29 of the Company By-laws, Directors are not required to be shareholders of the Company. The Board of Directors, in their first meeting after the Annual Obligatory Meeting that elects them, must choose from among its members a Chairman and a Vice Chairman. The Peruvian Companies Law requires that all companies (sociedades anónimas) provide for the representation of minority shareholders on their Boards of Directors. To that effect, each Common Share of the Company gives the holder the right to as many votes as there are directors to be elected. Each holder may pool his votes in favor of one person or distribute them among various persons. Those candidates for the Board who receive the most votes are elected directors.

The Board of Directors meets when called by the Chairman of the Board or when requested by another Director or the Manager, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed.

The Company By-laws do not contain any provisions related to a director's power to vote on matters in which the director is materially interested. However, Article 180 of the Peruvian Companies Law requires a director with an interest that conflicts with that of the Company on a specific matter to disclose such interest to the Company and abstain from participating in the deliberation and decision of the said matter. A director that contravenes such requirement is liable for the damages suffered by the Company and can be removed by the Board of Directors or a shareholders' meeting upon the request of any shareholder or any member of the Board.

The Company By-laws also do not contain any provisions with respect to the power of the Directors to vote upon matters relating to their own compensation. Nevertheless, Article 30 of the Company By-laws requires that the Board of Directors receive compensation of no more than 4 percent of the profits of each fiscal year after making deductions for workers' profit sharing, taxes, reinvestment of profits for tax benefits and legal reserves. This amount will be submitted for ratification by the General Meeting during the annual obligatory meeting, at which time it approves the balance sheet, taxes, reinvestment of profits for tax benefits and legal reserves.

The Company By-laws contain no provision relating to the directors' power to borrow from the Company. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only in the event that the agreement relates to operations the company performs in the regular course of business. Further, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company's Board of Directors. Directors are jointly liable to the company and the company's creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law.

Neither the Company By-laws nor the Peruvian Companies Law contain age limit requirements for the retirement or non-retirement of directors.

Shares and Voting Rights

The Company has two classes of shares, the Common Shares and the Investment Shares. The Common Shares represent 100 percent of the outstanding share capital of the Company. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital.

Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board of Directors, where each such holder is entitled to one vote per share per nominee. Each holder's votes may be cast all for a single nominee or distributed among the nominees at the holder's discretion. Holders of Common Shares may attend and vote at shareholder meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. The Company By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of public companies that are sociedades anónimas abiertas, as is the Company, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

The Company's share capital may be increased by holders of Common Shares at a shareholder meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of Common Shares at a shareholder meeting. Capital reductions are mandatory when accumulated losses exceed 50 percent of capital to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. This requirement has been temporarily suspended through December 31, 2003. Capital increases and reductions must be communicated to CONASEV, the Lima Stock Exchange and the Superintendencia Nacional de Administración Tributaria (SUNAT) and published in the official gazette El Peruano and in a widely circulated newspaper in the city in which the Company is located.

The Investment Shares do not represent the Company's stock obligations. Holders of Investment Shares are neither entitled to exercise voting rights nor to participate in shareholder meetings. However, Investment Shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as Common Shares.

Changes in the Rights of Shareholders

The Company By-laws do not contain special provisions relating to actions necessary to change the rights of holders of the classes of shares. However, Article 88 of the Peruvian Companies Law establishes that all shares of a same class must have the same rights and obligations, and that in the event that the Company decides to establish different rights and obligations it must create a different class of shares, which creation will be agreed upon by the General Meeting in accordance with the requirements for modification of the Company By-laws. The Common Shares are the only class of shares representing the 100 percent share capital of the Company and, therefore, each share has the same rights and obligations of each other share. These requirements are described under "-Shares and Voting Rights" above.

The rights of any class of shares may not be reduced except in accordance with the Peruvian Companies Law.

Shareholders' Meetings

Pursuant to Peruvian law and the Company By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. If the Company does not hold at least the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholder meeting required by the Peruvian Companies Law or the Company By-Laws, CONASEV will call for such meeting. In any case, a holder of at least one share of the Common Shares will be entitled to request from a court an order to convene such a meeting. Any shareholder meetings are convened by the Board of Directors when deemed convenient for the Company or when it is requested by the holders of at least five percent of the Common Shares. If, at the request of holders of five percent of the Common Shares, the shareholder meeting is not convened within 15 days of the receipt of such request, CONASEV will call for such meeting. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholder meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder's shares, agrees to hold the shareholder meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholder meetings.

Since the Company is a sociedad anónima abierta, notice of shareholders' meetings must be given by publication of a notice, with the publication occurring at least 25 days prior to any shareholders' meeting, in El Peruano and in a widely circulated newspaper in the city in which the Company is located. The notice requirement may be waived at the shareholder meeting by holders of 100 percent of the outstanding Common Shares. According to Article 25 of the Company By-Laws and Article 257 of the Peruvian Companies Law, shareholder meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the Company By-Laws, the sale in a single act of assets with an accounting value that exceeds 50 percent of the capital stock of the Company, the merger, division, reorganization, transformation or dissolution of the Company, are subject to a first, second and third quorum call, each of the second and third quorum to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50 percent of the total voting shares of the Company. For the second call, the presence of shareholders holding at least 25 percent of the total voting shares of the Company constitutes a quorum, and for the third call there is no quorum requirement. These decisions require the approval of the majority of the voting shares represented at the shareholder meeting. General Meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

In the case of shareholder meetings called for the purpose of considering the removal of members of the Board of Directors, at least 75 percent and 70 percent of the total number of Common Shares outstanding are required to be represented at the shareholder meeting on the first quorum call and second quorum call respectively. Provided such quorum is attained, the affirmative vote of no less than two thirds of the total number of Common Shares outstanding is required to effect the removal of members of the Board of Directors. The special quorum and voting requirements described above cannot be modified at a shareholder meeting called for the purpose of considering the removal of members of the Board of Directors.

Under the Company By-Laws, the following actions are to be taken at the annual obligatory shareholders' meetings: approval of the Company's balance sheets, profit and loss statements and annual reports; approval of management performance; allocation of profits; election of external auditors; election of the members of the Board of Directors; and any other matters submitted by the Board of Directors. The following actions are to be taken at the same annual shareholders' meetings if the quorum and majority requirements are met or at any other shareholders' meeting: any amendment of the Company By-Laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor's reports; liquidating the Company or merging, consolidating, dissolving, or changing its business form or structure.

In accordance with Article 21 of the Company By-laws, only those holders of Common Shares whose names are inscribed in the Share Register not less than 10 days in advance of a meeting shall be entitled to attend shareholder meetings and to exercise their rights.

Limitations on the Rights of Nonresident or Foreign Shareholders

There are no limitations in the Company By-laws or the Peruvian Companies Law on the rights of nonresident or foreign shareholders to own securities or exercise voting rights on the securities of the Company.

Change in Control

There are no provisions in the Company By-laws that would have the effect of delaying, deferring or preventing a change in control of the Company.

Disclosure of Share Holdings

There are no provisions in the Company By-laws governing the ownership threshold above which shareholder ownership must be disclosed. However, according to Regulation No. 630-97-EF/94.10 of the CONASEV, when a person or financial group acquires in one act or various successive acts, a percentage considered significant (more than 25 percent) of the shares with voting rights of a company, it is necessary to follow a special procedure called an Oferta Pública de Adquisición, or Takeover Bid, that has the effect of alerting the other shareholders and the market that a person or financial group has acquired a significant percentage of a company's voting shares. In addition, the Company must inform CONASEV and the Lima Stock Exchange of any transfer of more than 5 percent of paid-in-capital of the Company.

Changes in the Capital

The Company By-laws do not establish special conditions for increases or reductions of capital that are more stringent than is required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as the Company, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways.

Material Contracts

Not applicable.

Exchange Controls

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Prior to August 1990, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the last two decades, the Peruvian currency has experienced a significant number of large devaluations, and Peru has consequently adopted, and operated under, various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100 percent of the cash dividends distributed by such companies. Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

Taxation

The following summarizes the material Peruvian and United States tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a "straddle" or "conversion transaction" for tax purposes and holders of ten percent or more of the voting shares of the Company. There is no tax treaty currently in effect between Peru and the United States. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the United States which are subject to change and possibly with retroactive effect. The Company believes, and the discussion therefore assumes, that the Company is not and will not become a foreign personal holding company for United States Federal income tax purposes.

As used herein, "Peruvian holder" means an owner of ADSs or Common Shares that is (i) an individual domiciled in Peru, (ii) a business entity created under the laws of Peru, or (iii) a Peruvian branch, agency or permanent establishment of a non-Peruvian individual or entity. "U.S. Holder" means a beneficial owner of ADSs or Common Shares that is (i) a United States citizen or resident, (ii) a domestic corporation or partnership, (iii) a trust subject to the control of a U.S. fiduciary and the primary supervision of a U.S. court or (iv) estate the income of which is subject to United States Federal income taxation regardless of its source.

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax, at a rate of 4.1 percent of the dividend paid, when the dividend is paid to shareholders that are: (i) individuals, whether domiciled or non-domiciled in Peru or (ii) non-domiciled companies or entities. Distributions of additional Common Shares representing profits are also subject to such withholding income tax. Distribution of shares which are not distribution or earnings or profits, as well as distribution of preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to Peruvian income or withholding taxes.

Capital Gains

Capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2006. There is no assurance that this exemption will be extended beyond December 31, 2006.

An entity organized in Peru will be subject to Peruvian tax on capital gains from sales of Common Shares after December 31, 2006 or from any sale on or before such date not effected on a Peruvian stock exchange. The amount of any taxable capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder adjusted by the effects of inflation.

An individual holder will be taxed on capital gains from the sale or other disposition of Common Shares only if (a) such individual (i) in the case of an individual domiciled in Peru, "customarily transacts in shares or other securities" or (ii) in the case of an individual not domiciled in Peru, "customarily transacts in shares issued by Peruvian companies" and (b) the sale of such shares (i) is made on or before December 31, 2006 and is not effected on a Peruvian stock exchange or (ii) is effected after December 31, 2006. For this purpose, an individual "customarily transacts in shares or other securities" if such person makes at least ten purchases and at least ten sales of shares or other securities during the taxable year, and an individual "customarily transacts in shares issued by Peruvian companies" if such person makes at least ten purchases and at least ten sales of shares issued by Peruvian companies during the taxable year. The amount of any taxable gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

Individuals and entities who are not domiciled in Peru, as well as Peruvian agencies, branches or other permanent establishments of individuals or entities not otherwise domiciled in Peru, will not be subject to Peruvian tax on capital gains from the sale or disposition of ADSs, whether effected on a Peruvian Stock Exchange or elsewhere, nor from the deposit or withdrawal of Common Shares in exchange for ADSs effected through a Peruvian Stock Exchange. For Peruvian tax purposes domicile would, in general, be indicated by a permanent business presence in Peru.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or Common Shares. No stamp, transfer or similar tax applies to any transfer of Common Shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15 percent of value sold), fees payable to CONASEV (0.05 percent of value sold), brokers' fees (about 0.05 percent to 1 percent of value sold) and added taxes (at the rate of 18 percent) on commissions and fees. Any investor who sells its Common Shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the Common Shares.

United States Federal Income Tax Considerations

Assuming the obligations contemplated by the Amended and Restated Deposit Agreement are being performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for United States federal income tax purposes as the owners of the Common Shares represented by those ADSs.

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15 percent U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive US income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the Company believes it should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. holder with respect to Common Shares or the ADSs should be taxed at a maximum rate of 15 percent. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. Dividends paid in Nuevos Soles are includible in a United States dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Nuevos Soles for a different amount will be United States source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

A U.S. Holder will be entitled to a foreign tax credit for Peruvian withholding taxes that are imposed, subject to generally applicable limitations and restrictions. In the case of U.S. individuals for whom the reduced rate of tax on dividends applies, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. Holder generally is not be subject to United States Federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Capital Gains

U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary. U.S. Holders will not recognize gain or loss on deposits or withdrawals of Common Shares in exchange for ADSs or on the exercise of preemptive rights. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of Common Shares (which, unlike a disposition of ADRs, may be taxable in Peru), the U.S. Holder may not be able to claim the foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit. Generally, gain of loss will be a long-term capital gain or loss if the U.S. Holder's holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15 percent. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20 percent.

A non-U.S. Holder of ADSs or Common Shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADSs or Common Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company

The Company believes it is not and will not become a passive foreign investment company for United States Federal income tax purposes. A foreign corporation is a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable look-through rules, either (i) at least 75 percent of its gross income is passive income or (ii) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

If the Company were a PFIC in any year during which a U.S. Holder owned ADSs or Common Shares, the U.S. Holder would be subject to additional taxes on any excess distributions received from the Company and any gain realized from the sale or other disposition of ADSs or Common Shares (regardless of whether the Company continued to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on ADSs or Common Shares during a taxable year exceed 125 percent of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period for the ADSs or Common Shares). To compute the tax on an excess distribution or any gain, (i) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period for the ADSs or Common Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If the Company were a PFIC, U.S. holders of interests in a holder of ADSs or Common Shares may be treated as indirect holders of their proportionate share of the ADSs or Common Shares and may be taxed on their proportionate share of any excess distribution or gain attributable to the ADSs or Common Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disposition of its interest in the actual holder as gain on the sale of the ADSs or Common Shares.

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Common Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Common Shares may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by carrying its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN; or other successor Form, or otherwise, (iv) establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder's United States Federal income tax liability.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files annual reports and other information to the Securities and Exchange Commission. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279-0001. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by the Company to the Commission may be accessed through this web site.

Subsidiary Information

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

The following discussion contains forward looking statements that are subject to risks and uncertainties, many of which are out of the Company's control. The Company's primary market risks are related to fluctuations in the prices of gold, silver and zinc. To a lesser extent, the Company is subject to market risk related to fluctuations in US$/Nuevo Sol exchange rates and to market risk related to interest rate fluctuation on its cash balances and on borrowings under its credit facilities.

Gold, silver and zinc hedging and sensitivity to market price

The Company's revenues and expenses are to a great extent influenced by world market prices for gold, silver and zinc that fluctuate widely and over which the Company has no control. Depending upon the metal markets and other conditions, the Company from time to time hedges its gold, silver and zinc sales in order to decrease its exposure to fluctuations in the price of these metals. Until 1998, the Company pursued a limited hedging and options strategy, locking in metals prices on a medium-term basis when the Company considered market prices attractive. However, in 1998 the Company adopted a new hedging strategy, in order to focus on long-term position-taking on the price of precious metals.

Currently, the Company engages in gold, silver and zinc price hedging activities, such as forward sales and options contracts. The Company presently hedges only for risk management purposes and does not hold or issue financial instruments for trading purposes. See Note 32(a) to the Company Financial Statements.

Forward sales agreements obligate the Company to sell gold, silver or zinc at a specified price on a specified date. Put options provide the buyer with the right, but not the obligation, to sell gold, silver or zinc at the contract price. Call options provide the buyer with the right, but not the obligation to purchase gold, silver or zinc at the contract price.

The Company recognized revenues of S/.41,569,000 in 2000, S/.59,598,000 in 2001 and S/.48,921,000 in 2002 in connection with hedging operations settled in these years.

At December 31, 2002 the estimated fair value of the net hedging position (price hedging activities) was negative by S/.428,112,000. Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment. Changes in assumptions and market conditions could significantly affect these estimates. Factors used in determining the fair value of gold, silver, zinc and other metals call options are the contracted sales price of gold, silver, zinc or other metals to current spot price and the probability of movements in the price of gold, silver, zinc or other metals over the term of the option. As at December 31, 2002, the combination of the current spot price and the probability of future price changes has had a significant effect on the fair value of gold, silver, zinc or other metals call options sold. However, the effect of the probability of future price changes on the fair value estimate diminishes over the life of the option.

The Company regularly examines its strategy with regard to hedging. The Chief Executive Officer, the Chief Financial Officer and the Commercial Deputy Manager of the Company coordinate the Company's day-to-day hedging activities.

Hedging Contracts

As of April 30, 2003, the Company had entered into the following hedging contracts:

    As of June 15, 2001, the Company restructured a contract to encompass the period from April 2001 through November 2005, consisting of two parts: (1) an agreement for the sale of 1,200,000 ounces of silver per year, 100,000 ounces of silver per month, at a fixed price of US$5.80 per ounce, with monthly maturities (unless, in a given month, the average market price is US$4.15 or below, in which case there is no sale under this part of the contract); and (2) an agreement relating to the sale of silver, with weekly maturities, where (a) if the prevailing market price of silver is greater than US$6.20 but not greater than US$7.00, the Company pays an amount equal to the difference between 23,077 ounces (such number of ounces increasing to up to 46,154 ounces per week as the prevailing market price of silver increases) at the prevailing market price and US$6.20 for those ounces, or (b) if the prevailing market price of silver is greater than US$5.80 but not greater than US$6.20, the Company is paid an amount equal to the difference between zero ounces (such number of ounces increasing to up to 23,077 ounces per week as the prevailing market price of silver increases) at US$6.20 and the prevailing market price for those ounces.

    As part of this transaction, the Company sold gold calls with a strike price of US$350 per ounce for 2,000 ounces per month commencing January 2003 through December 2005.

    A contract consisting of two parts encompassing the period from September 2001 through August 2006: (1) an agreement for the sale of 1,500,000 ounces of silver or 25,000 ounces of silver per month, at a fixed price of US$6.00 per ounce, with monthly maturities (unless in any given month the average market price is US$4.00 or below, in which case there is no sale under this part of the contract); and (2) an agreement for the sale of silver, with weekly maturities between September 2001 and August 2006, where (a) if the prevailing market price of silver is greater than US$6.00 but at or above US$7.00, the Company pays an amount equal to the difference between 5,769.25 ounces (such number of ounces increasing to up to 11,538.50 ounces per week as the prevailing market price of silver increases) at the prevailing market price and US$6.00 for those ounces.

    As part of this transaction the Company is required to sell to the buyer 60,000 ounces of gold per year or 15,000 ounces of gold per quarter at a price of US$385 per ounce between March 2004 and December 2005, and 15,000 ounces of gold per quarter at a price of US$420 per ounce between March and December 2008, at the buyer's option on each decision date (end of December 2003, end of December 2004, end of December 2007, and for quarterly maturities of the year following the exercise of the option).

    If the buyer exercises its option, it will pay to the Company a bonus premium of US$250,000 annually on the last business day of 2003, 2004 and 2007 and the Company will also own put options for 120,000 ounces of gold per year or 30,000 ounces per quarter at a price of US$300 per ounce between March 2004 and December 2005, and between March and December 2008.

    A contract for the sale of 1,500,000 ounces of silver or 125,000 ounces per month between January and December 2003, at a fixed price of US$6.20 per ounce with monthly maturities.

    A contract pursuant to which the Company has sold calls for 20,000 ounces of gold per month at the strike price of US$400 per ounce for the period from January 2008 through December 2008, together with 27,000 ounces of gold per month at the strike price of US$415 per ounce for the period from January 2009 through December 2009.

    A contract for the sale of 80,000 ounces of gold per year, or 20,000 ounces of gold per quarter, at a fixed price of US$343 per ounce, with quarterly maturities from September 2003 through June 2009. For the September 2003 to June 2005 value dates and also for the September 2005 to June 2009 value dates, the buyer has the right but not the obligation to terminate the above-mentioned cancellable swaps in full at the end of each calendar month from June 2002 through May 2005, and at the end of each calendar month from June 2003 through May 2009, respectively.

    A contract for the sale of 60,000 ounces of gold per year or 15,000 ounces of gold per quarter at a fixed price of US$347.50 per ounce, with quarterly maturities expiring from March 2002 until December 2003. This transaction provides for quarterly renewals for up to eight years, commencing March 2004 through December 2011 if the gold price is above US$290 per ounce.

    A contract for the sale of 30,000 ounces of gold per year, or 7,500 ounces of gold per quarter, at a fixed price of US$345 per ounce, with quarterly maturities, commencing in March 2003 through December 2009 if the gold price is above US$265 per ounce (if, however, the price of gold three business days before the end of a quarter is higher than US$345 per ounce, the Company is instead required in that quarter to sell to the buyer 9,500 ounces of gold at US$345 per ounce).

    A contract for the sale of 30,000 ounces of gold per year, or 7,500 ounces of gold per quarter, at a fixed price of US$345 per ounce, with quarterly maturities from January 2003 through July 2011. If the gold price is below US$279.50 per ounce between January 2003 and July 2007, the outstanding gold ounces of this period will be cancelled. The buyer has the right but not the obligation to terminate separately, no later than 15 calendar days prior to the maturity of the nearest option maturity, the gold options maturing from October 2007 to July 2008, from October 2008 to July 2009, from October 2009 to July 2010, and from October 2010 to July 2011.

(9) A contract for the sale of 310,000 ounces of gold at a fixed price of US$332 per ounce, with quarterly maturities from June 2003 through March 2008 (5,000 ounces per quarter for 2003, 12,500 ounces for March 2004 and 7,500 ounces for the remaining quarters of 2004, 10,000 ounces per quarter for 2005, 22,500 ounces per quarter for 2006, 25,000 ounces per quarter for 2007, and 30,000 ounces for March 2008). If, however, the price of gold two business days before the end of a quarter is higher than US$332 per ounce, the Company is instead required in that quarter to sell to the buyer twice the volume of ounces previously settled for that maturity.

As of April 30, 2003, El Brocal had entered into the following hedging contracts:

(1) A contract for the sale of 50,000 ounces of silver per month between May and December 2003, for a total of 400,000 ounces, at an average price of US$5.10 per ounce.

(2) A contract for the sale of 25,000 ounces of silver per month between May and December 2003, for a total of 200,000 ounces, at an average price of $5.05 per ounce.

(3) A contract for the sale of 900 metric tons of zinc per month, for a total of 7,200 metric tons between May and December 2003, at a fixed price of US$895 per metric ton (unless in any given day the average market price is lower than US$750 per metric ton, in which case the fixed price of $895 per metric ton will not apply to the tonnage corresponding proportionally to that particular day).

(4) A contract for the sale of 900 metric tons of zinc per month, for a total of 7,200 metric tons between May and December 2003, at a fixed price of US$862.5 per metric ton.

(5) A contract for the sale of 450 metric tons of zinc per month, for a total of 3,600 metric tons between May and December 2003, at a fixed price of US$860 per metric ton.

(6) El Brocal sold put options for the sale of 1800 metric tons of zinc per month for a total of 14,400 metric tons between May and December 2003 at a strike price of US$775 per metric ton.

(7) El Brocal sold call options for the sale of 900 metric tons of zinc per month for a total of 7,200 metric tons between May and December 2003 at a strike price of US$900 per metric ton.

Exchange Rate Sensitivity

The revenues of the Company are almost entirely in U.S. Dollars, and a majority of the Company's operating expenses are in U.S. Dollars while a minority is in Nuevos Soles. As a result, fluctuations in the exchange rate would not have a material adverse effect on the Company and the Company does not hedge against foreign currency exchange rate risk.

Interest Rate Sensitivity

Borrowings under the Company's credit facilities carry variable LIBOR-based interest rates. The Company's long-term indebtedness is both fixed and variable rate. The Company does not hedge against its exposure to interest rate risk.

The Company maintains its demand accounts in local banks in Nuevo Soles and U.S. Dollars. The Company also maintains time deposits in local banks denominated in U.S. Dollars. Although these deposits are subject to interest rate risk, the amount of these cash balances is not significant, and a change in interest rates would not have a material adverse effect on the Company.

ITEM 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Evaluation of disclosure controls and procedures.

The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) within the last 90 days. These controls and procedures were designed to ensure that material information relating to the company and its subsidiaries are communicated to the CEO and the CFO. Based on such review, they have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls.

There were no significant changes in the Company's internal controls or to the knowledge of the Company's chief executive officer and chief financial officer, in other factors that could significantly affect the Company's internal controls subsequent to the Evaluation Date.

Limitations on the effectiveness of controls.

The Company's management, including the chief executive officer and the chief financial officer, does not expect that the Company's disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16A. Audit Committee Financial Expert

Not applicable.

ITEM 16B. Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. Our code of business conduct and ethics is posted on, and we intend to disclose any amendments to, or waivers from our code of business conduct and ethics on, our website which is located at www.buenaventura.com. The information on the Company's website is not a part of, nor incorporated into this document.

ITEM 16C. Principal Accountant Fees and Services

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

Please refer to Item 19.

ITEM 19. Exhibits

Page
(a) Index to Financial Statements and Schedules
COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Report of Independent Auditors for the year ended December 31, 2002, issued by Ernst & Young	F-2
Report of Independent Auditors for the years ended December 31, 2000 and 2001, previously issued by Andersen	F-3
Consolidated financial statements
Consolidated balance sheets as of December 31, 2001 and 2002	F-4
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F-5
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2000, 2001 and 2002	F-7
Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002	F-8
Notes to the consolidated financial statements	F-10

MINERA YANACOCHA S.R.L.

Report of the Independent Accountants	F-70
Financial statements
Statements of income for the years ended December 31, 2000, 2001 and 2002	F-71
Balance sheets as of December 31, 2001 and 2002	F-72
Statements of changes in Partners' Equity for the years ended December 31, 2000, 2001 and 2002	F-73
Statements of cash flows for the years ended December 31, 2000, 2001 and 2002	F-74
Notes to the financial statements	F-75

(b) Index to Exhibits

1.1 By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (with English translation)
1.2 By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (with English translation)
99.1 Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2 Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.3 Code of Conduct and Ethics.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /S/ CARLOS E. GÁLVEZ PINILLOS
Carlos E. Gálvez Pinillos

Chief Financial Officer

Dated: June 24, 2003

Compañía de Minas Buenaventura S.A.A.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Roque Benavides Ganoza, certify that:

1. I have reviewed this annual report on Form 20-F of Compañía de Minas Buenaventura S.A.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

/S/ ROQUE BENAVIDES GANOZA
Roque Benavides Ganoza
Chief Executive Officer

Compañía de Minas Buenaventura S.A.A.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Carlos E. Gálvez Pinillos, certify that:

1. I have reviewed this annual report on Form 20-F of Compañía de Minas Buenaventura S.A.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

/S/ CARLOS E. GÁLVEZ PINILLOS
Carlos E. Gálvez Pinillos
Chief Financial Officer

Index to the Financial Statements

Page

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Report of Independent Auditors, issued by Ernst & Young F-2

Report of Independent Auditors, previously issued by Andersen F-3

Consolidated financial statements

Consolidated Balance Sheets as of December 31, 2001 and 2002 F-4

Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002 F-5

Consolidated Statements of Changes in Shareholders' Equity for the years ended

December 31, 2000, 2001 and 2002 F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2000,

2001 and 2002 F-8

Notes to the Consolidated Financial Statements F-10

Minera Yanacocha S.R.L.

Report of the Independent Accountants F-70

Financial statements

Statements of Income for the years ended December 31, 2000, 2001 and 2002 F-71

Balance Sheets as of December 31, 2001 and 2002 F-72

Statements of Changes in Partners' Equity for the year ended December 31,

2000, 2001 and 2002 F-73

Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 F-74

Notes to the Financial Statements F-75

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and its subsidiaries (together, the Company) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Minera Yanacocha S.R.L., an equity accounted affiliated entity in which the Company has an 43.65% interest, as of December 31, 2002 and for the year then ended. Those statements have been audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the report of the other auditors. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share in the net income in this entity amounts to approximately S/.1,030.9 million at December 31, 2002, and approximately S/.337.9 million for the year then ended, respectively. The financial statements of Compañía de Minas Buenaventura S.A.A. and its subsidiaries as of December 31, 2001 and for the years ended December 31, 2000 and 2001 were audited by other auditors who have ceased operations, and whose report dated February 27, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Peru.

Accounting principles generally accepted in Peru vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated shareholders' equity as of December 31, 2002, and the consolidated results of operations for the year then ended, to the extent summarized in Notes 37 and 38 to the consolidated financial statements.

Countersigned by:

/S/ VICTOR BURGA

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

March 4, 2003

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, stated in Peruvian Nuevos Soles. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Peru.

During year 2000, the Company made the changes in its accounting practices described in Note 4 to improve the uniform presentation of the financial statements of Buenaventura, its subsidiaries and its affiliates.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Peru, but do not conform with accounting principles generally accepted in the United States of America. A description of the differences and a complete reconciliation of consolidated net income and shareholders' equity to accounting principles generally accepted in the United States of America are set forth in Notes 39 and 40 to the consolidated financial statements.

Countersigned by:

/S/ VICTOR BURGA

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

February 27, 2002

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 and 2002
	Note	2001	2002	2002
		S/.(000)	S/.(000)	US$(000)
				(Note 5)
Assets
Current assets
Cash and cash equivalents	7	85,401	89,654	25,506
Trade and other accounts receivable, net	8	67,153	85,013	24,186
Accounts receivable from affiliates	36	27,119	30,327	8,628
Inventories, net	9	71,887	73,597	20,938
Current portion of prepaid taxes and expenses	10	22,893	30,524	8,684
		_________	_________	_________
Total current assets		274,453	309,115	87,942

Long-term account receivable	8	255	8,871	2,524
Prepaid taxes and expenses	10	21,924	13,089	3,724
Investments	11	917,335	1,171,534	333,295
Property, plant and equipment, net	12	355,851	365,325	103,933
Development costs and mineral lands, net	13	133,609	146,578	41,701
Mining concessions and goodwill, net	14	185,819	171,856	48,892
		_________	_________	_________
Total assets		1,889,246	2,186,368	622,011
		_________	_________	_________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	15	111,609	43,348	12,332
Trade accounts payable		35,063	35,948	10,227
Accounts payable to affiliates	36	1,067	22	6
Other current liabilities	16	48,453	63,123	17,958
Current portion of long-term debt	17	7,107	17,005	4,838
		_________	_________	_________
Total current liabilities		203,299	159,446	45,361
Deferred income tax and workers' profit sharing	29(b)	13,953	17,274	4,915
Long-term debt	17	132,785	112,095	31,891
		_________	_________	_________
Total liabilities		350,037	288,815	82,167
		_________	_________	_________
Minority interest	18	29,686	45,485	12,940
		_________	_________	_________
Shareholders' equity, net	19
Capital stock		184,835	604,021	171,841
Investment shares		498	1,634	465
Additional capital		519,806	539,272	153,420
Legal reserve		36,967	76,195	21,677
Retained earnings		780,580	639,188	181,846
Cumulative translation adjustment		5,900	6,885	1,959
Treasury shares		(19,063)	(15,127)	(4,304)
		_________	_________	_________
Total shareholders' equity, net		1,509,523	1,852,068	526,904
		_________	_________	_________
Total liabilities and shareholders' equity, net		1,889,246	2,186,368	622,011
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2000, 2001 and 2002
	Note	2000	2001	2002	2002
		S/.(000)	S/.(000)	S/.(000)	US$(000)
					(Note 5)
Operating revenues
Net sales	21	428,416	513,897	579,886	164,975
Royalty income	36(a)	52,436	55,170	76,964	21,896
		_________	_________	_________	_________
Total revenues		480,852	569,067	656,850	186,871
		_________	_________	_________	_________
Costs of operation
Operating costs	22	245,434	253,851	257,789	73,340
Depreciation	12(d)	32,128	37,250	38,367	10,915
Exploration and development costs in operational mining sites	23	31,161	56,935	72,580	20,649
		_________	_________	_________	_________
Total costs of operation		308,723	348,036	368,736	104,904
		_________	_________	_________	_________
Gross margin		172,129	221,031	288,114	81,967
		_________	_________	_________	_________
Operating expenses
General and administrative	24	63,584	63,178	74,112	21,084
Exploration costs in non-operational mining areas	25	41,092	48,456	37,673	10,718
Selling	26	29,021	26,328	22,724	6,465
Royalties	35(b)	9,647	13,274	13,721	3,904
Assets impairment loss and write-off	9(b) and 12(c)	-	23,351	1,527	434
		_________	_________	_________	_________
Total operating expenses		143,344	174,587	149,757	42,605
		_________	_________	_________	_________
Operating income		28,785	46,444	138,357	39,362
		_________	_________	_________	_________
Other income (expenses)
Share in affiliated companies, net	11(c)	278,518	200,176	330,813	94,115
Gain (loss) from exposure to inflation		2,486	1,628	(3,095)	(881)
Amortization of mining concessions and goodwill	14	(6,093)	(14,949)	(16,300)	(4,637)
Interest income	27	6,489	13,574	8,613	2,450
Interest expense	27	(9,015)	(17,725)	(15,610)	(4,441)
Loss from sale of subsidiary's shares	1	-	-	(6,607)	(1,880)
Other, net	28	75,330	9,721	2,761	786
		_________	_________	_________	_________
Total other income, net		347,715	192,425	300,575	85,512
		_________	_________	_________	_________
Income before workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principles		376,500	238,869	438,932	124,874
Workers' profit sharing	29	(4,343)	(690)	(1,508)	(429)
Income tax	29	(27,347)	(24,943)	(25,102)	(7,141)
		_________	_________	_________	_________
Income before minority interest and cumulative effect of changes in accounting principles		344,810	213,236	412,322	117,304
Minority interest	18	(32,137)	3,972	(23,796)	(6,770)
Income before cumulative effect of changes in accounting principles		312,673	217,208	388,526	110,534
Cumulative effect of changes in accounting principles	4	(63,575)	-	-	-
		_________	_________	_________	_________
Net income		249,098	217,208	388,526	110,534
		_________	__________	__________	__________

Consolidated Statements of Income (continued)

	Note	2000	2001	2002	2002
		S/.(000)	S/.(000)	S/.(000)	US$(000)
					(Note 5)
Basic and diluted earnings per share before cumulative effect of changes in accounting principles, stated in Peruvian Nuevos Soles and U.S. dollars	30	2.48	1.72	3.05	0.87
Cumulative effect of accounting changes in basic and diluted earnings per share		(0.51)	-	-	-
		_________	_________	_________	_________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars		1.97	1.72	3.05	0.87
		_________	__________	__________	__________

Weighted average number of shares outstanding	30	126,252,152	126,608,152	127,221,219	127,221,219
		_________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2000, 2001 and 2002
	Capital stock
	__________________________
	Number of shares	Common shares	Investment shares	Additional capital	Legal reserve	Retained earnings	Cumulative translation adjustment	Treasury shares	Total
		S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1st, 2000	137,444,962	183,992	1,341	510,967	36,798	393,987	-	(23,727)	1,103,358
Declared and paid dividends, Note 19(f)	-	-	-	-	-	(34,565)	-	-	(34,565)
Stock exchange	-	843	(843)	-	-	-	-	-	-
Transfer to legal reserve	-	-	-	-	169	(169)	-	-	-
Cumulative gain for translation adjustment of investment in Minera Yanacocha S.R.L., Note 19(g)	-	-	-	-	-	-	6,571	-	6,571
Other	-	-	-	-	-	383	-	-	383
Net income	-	-	-	-	-	249,098	-	-	249,098
	__________	_________	_________	_________	_________	_________	_________	_______	______ __
Balance as of December 31, 2000	137,444,962	184,835	498	510,967	36,967	608,734	6,571	(23,727)	1,324,845

Declared and paid dividends, net of dividends paid to a subsidiary, Note 19(f)	-	-	-	-	-	(45,902)	-	-	(45,902)
Gain from sale of ADR, Note 19(e)	-	-	-	8,839	-	-	-	4,664	13,503
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 19(g)	-	-	-	-	-	-	(671)	-	(671)
Net income	-	-	-	-	-	217,208	-	-	217,208
Other	-	-	-	-	-	540	-	-	540
	__________	_________	_________	_________	_________	_________	_________	_______	____ ____
Balance as of December 31, 2001	137,444,962	184,835	498	519,806	36,967	780,580	5,900	(19,063)	1,509,523

Declared and paid dividends, net of dividends paid to a subsidiary, Note 19(f)	-	-	-	-	-	(70,368)	-	-	(70,368)
Capitalization of retained earnings, Note 19(a) and 19(b)	-	419,186	1,136	-	-	(420,322)	-	-	-
Transfer to legal reserve	-	-	-	-	39,228	(39,228)	-	-	-
Gain from sale of ADR, Note 19(e)	-	-	-	19,466	-	-	-	3,936	23,402
Cumulative gain for translation of investment in Minera Yanacocha S.R.L., Note 19(g)	-	-	-	-	-	-	985	-	985
Net income	-	-	-	-	-	388,526	-	-	388,526
	__________	_________	_________	_________	_________	_________	_________	_______	________

Balance as of December 31, 2002	137,444,962	604,021	1,634	539,272	76,195	639,188	6,885	(15,127)	1,852,068
	_________	_________	_________	_________	________	_________	_________	______	_______

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2000, 2001 and 2002
	2000	2001	2002	2002
	S/.(000)	S/.(000)	S/.(000)	US$(000)
				(Note 5)
Operating activities
Collection from customers	411,016	517,974	571,339	162,543
Collection of dividends	92,448	15,238	77,663	22,095
Collection of royalties	49,801	53,116	75,291	21,420
Collection of interest	6,519	9,098	8,638	2,457
Payment to suppliers and third parties	(284,332)	(271,217)	(253,828)	(72,213)
Payment to employees	(88,624)	(89,472)	(95,374)	(27,133)
Payment of exploration activities	(56,605)	(94,361)	(92,163)	(26,220)
Payment of income tax	(21,380)	(20,816)	(28,853)	(8,209)
Payment of interest	(9,016)	(14,842)	(13,511)	(3,844)
Payment of royalties	(7,751)	(12,669)	(12,465)	(3,546)
	_________	_________	_________	_________
Net cash provided by operating activities	92,076	92,049	236,737	67,350
	_________	_________	_________	_________
Investing activities
Development expenditures	(58,785)	(40,677)	(34,131)	(9,710)
Purchase of investments, net	-	(6,349)	(11,147)	(3,171)
Purchase of property, plant and equipment	(68,872)	(110,255)	(62,158)	(17,684)
Proceeds from sale of assets and transfer of contractual rights, Note 2	137,545	12,874	-	-
Additional payment as agreed with Cedimin S.A.C., Note 35(c)	(143,035)	-	-	-
Proceeds from sale of fixed assets	-	541	942	268
Net cash used in investing activities	(133,147)	(143,866)	(106,494)	(30,297)

Financing activities
Increase (decrease) of bank loans, net	32,268	36,864	(69,364)	(19,733)
Payment of dividends, Note 19(f)	(34,565)	(45,902)	(67,539)	(19,214)
Increase of long-term debt	24,905	120,290	545	155
Decrease of long-term debt	(17,033)	(9,843)	(11,877)	(3,379)
Proceeds from ADR sale	-	13,502	23,545	6,698
Net cash provided by financing activities	5,575	114,911	(124,690)	(35,473)

Net increase in cash during the year	(35,496)	63,094	5,553	1,580
Gain (loss) from exposure to inflation of cash and cash equivalents	(2,000)	292	(1,300)	(370)
Cash at beginning of year	59,511	22,015	85,401	24,296
Cash at year-end	22,015	85,401	89,654	25,506
	_________	_________	_________	_________

Consolidated Statements of Cash Flows (continued)

	2000	2001	2002	2002
	S/.(000)	S/.(000)	S/.(000)	US$(000)
				(Note 5)

Reconciliation of net income to net cash provided by operating activities
Net income	249,098	217,208	388,526	110,534

Add (deduct)
Participation in affiliated companies, net of dividends received	(186,069)	(184,938)	(253,150)	(72,020)
Depreciation, Note 12(d)	32,128	39,309	40,449	11,507
Minority interest	32,137	(3,972)	23,796	6,770
Amortization of mining concessions and goodwill, Note 14 (a)	6,093	14,949	16,300	4,637
Amortization of operative mining sites, Note 13(b)	4,886	11,531	16,008	4,554
Net cost of property, plant and equipment retired	3,158	1,972	7,946	2,260
Loss in share's sale from subsidiary, Note 1	-	-	6,607	1,880
Deferred income tax and workers' profit sharing	8,167	4,818	3,320	945
Loss (gain) from exposure to inflation	(2,486)	(1,628)	3,095	881
Assets impairment loss and write-off, Note 9(b) and 12(c)	-	23,351	1,527	434
Loss in sale of shares	-	-	1,321	376
Write-off of development costs	10,464	1,228	-	-
Allowance for doubtful accounts receivable, Note 8(b)	8,031	998	308	88
Loss (gain) on sale of property, plant and equipment	-	116	(839)	(239)
Cumulative effect of changes in accounting principles	63,574	-	-	-
Gain from sale of assets and transfer of contractual rights, Note 2(a)	(80,125)	-	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(45,272)	35,679	(27,186)	(7,734)
Inventories	1,434	7,587	790	225
Prepaid taxes and expenses	9,058	(17,042)	1,536	437
Increase (decrease) of operating liabilities -
Trade and other accounts payable	(22,199)	(59,117)	6,383	1,815
	_________	_________	_________	_________
Net cash provided by operating activities	92,077	92,049	236,737	67,350
	_________	_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002

1. Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura" or "the Company") is a public company incorporated in 1953. It is engaged in the exploration, extraction, concentration and commercialization of polymetallic ores. Exploration activities of the Company are carried out both individually and in association with third parties.

Buenaventura operates three mining units in Peru (Julcani, Uchucchacua and Orcopampa) and has a controlling interest in four Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines. In addition, the Company holds direct and indirect interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha"), an entity in which the Company owns 43.65 percent of outstanding stock through Compañía Minera Condesa S.A. (hereafter "Condesa"), see Note 11(b). The Company also owns an electric power distribution company and a mining engineering services consulting company.

In 1999 and 2001, respectively, Buenaventura decided to suspend exploitation activities in the Julcani and Huachocolpa mines and only continue to carry out exploration activities in Julcani. Mineral found in Julcani during exploration activities is treated and sold.

The number of employees at the Company was 2,075 as of December 31, 2002 (1,711 as of December 31, 2001). Buenaventura's legal address is Carlos Villarán 790, Santa Catalina, Lima, Peru.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of December 31,
	________________________________________________
	2001		2002		Business activities
	_______________________		______________________
Subsidiaries	Direct	Indirect	Direct	Indirect
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Cedimin S.A.C.	-	100.00	-	100.00	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A. (i)	59.66	-	59.02	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Effective December 19, 2000, this entity transferred to Yanacocha its exploration and exploitation rights related to the S.M.R.L. Chaupiloma Dos de Cajamarca's mining concessions.

Minera Shila S.A.C.	50.00	50.00	50.00	50.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minera Huallanca S.A.C. (ii)	-	100.00	-	-	Extraction, concentration and commercialization of polymetallic concentrates, principally lead and zinc.

Minera Yanaquihua S.A.C. (iii)	-	100.00	-	-	Extraction, concentration and commercialization of polymetallic concentrates, primarily gold.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Legal owner of the mining concessions explored and exploited by Yanacocha.

Additionally, the Company holds minor investments in other companies engaged in mining activities, whose financial statements have been included in the preparation of these consolidated statements.

(i) During the first quarter of 2002, the Company sold to third parties 307,360 shares of its subsidiary Inversiones Colquijirca S.A. at a price of S/.312,582. Later, the Company made a capital contribution of S/.35,340, equivalent to 34,750 shares, which had the effect of diluting the participation of the other stockholders in Inversiones Colquijirca S.A. As a consequence of these transactions, Buenaventura's participation in Inversiones Colquijirca S.A. decreased from 59.66 percent as of December 31, 2001 to 59.02 percent as of December 31, 2002.

(ii) On March 30, 2002, the Company transferred its participation in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca shares at a price of US$2,000,000. From this amount, US$1,500,000 is due in three equal semi-annual installments finishing on September 30, 2004 and the remaining US$500,000 is due on September 30, 2006 provided that: (i) the level of economic reserves measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 metric tons per month of mineral and (ii) the average price of zinc is higher than US$1,050 metric tons in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1,500,000. This transaction has generated a loss amounting to S/.6,607,000, assuming a sales price of US$1,500,000, which is separately presented in the consolidated statements of income.

(iii) On April 2, 2002, the Company sold to third parties its participation in Minera Yanaquihua S.A.C. Under the sale agreement, the buyers will pay royalties equal to a percentage of the net sales of Minera Yanaquihua S.A.C.; the royalty payment percentages will be equal to 5 percent in 2004, 6 percent in 2005, 7 percent in 2006 and 8 percent in 2007. Under the contract, the buyers have an option to forego continued royalty payments and to buy out the annual royalties section of the agreement for an amount equal to US$ 3,000,000; if this option has not been exercised at December 31, 2007, the royalties will increase to 10 percent of yearly net sales effective January 1, 2008. The Company's former carrying amount of the investment of S/.5,241,000 (US$1,492,000) is shown as a long - term account receivable. No income was recognized on this transaction.

2. Unitization of properties

In October 2000, the Company and Newmont Mining Corporation agreed to unitize in Yanacocha their properties in northern Peru. Under the unitization plan and according to agreements signed with Newmont Mining Corporation in December 2000, the Company transferred to Yanacocha approximately S/.50,209,000 for machinery and equipment (China Linda lime plant), mining rights, inventory and land. In addition, the Company obtained a gain of approximately S/.100,210,000 by transferring to Yanacocha its contractual rights in the agreements signed with S.M.R.L. Chaupiloma Dos de Cajamarca and other.

In 2000, the Company collected S/.137,545,000 from the transactions explained in the above paragraph; the remaining balance was collected in 2001.

The net gain on the sale of these assets and transfer of contractual rights, after eliminating intercompany profits of approximately S/.36,710,000, amounted to approximately S/.80,125,000 and is reported in the consolidated statement of income as other. See Note 28.

3. Significant accounting principles and practices

In the preparation and presentation of the consolidated financial statements, Management has followed certain International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and their approximate effects on net income and shareholders' equity is set forth in Notes 37 and 38. The consolidated financial statements arise from the statutory consolidated financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commision of the United State of America (the "SEC"). The significant accounting principles and practices used are summarized below:

(a) Use of estimates and assumptions -

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the disclosure of contingent assets and liabilities in the notes to the financial statements; additionally these estimates and assumptions affect the amounts of revenues and expenses reported for the period. Actual results may differ from those estimates.

(b) Comparative financial statements -

Figures presented in the consolidated financial statements as of December 31, 2001 and for the years ended 2000 and 2001 have been inflation adjusted to reflect the change in the National Wholesale Price index (IPM) at December 31, 2002.

Certain figures of the consolidated financial statements as of December 31, 2001 have been reclassified to conform to presentation standards adopted for 2002 financial reporting purposes.

(c) Financial statements adjusted by inflation -

The consolidated accompanying financial statements have been prepared from the Company's accounting books and records that are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level index (IPM). The inflationary/deflationary price variation according the IPM index was as follows, in percentage terms:

Year	Inflation (deflation)

1998	6.5
1999	5.5
2000	3.8
2001	(2.2)
2002	1.7

The methodology used by the Company to adjust the consolidated financial statements for inflation was as follows:
    Non-monetary accounts in the consolidated balance sheets were adjusted using coefficients determined based on the IPM, according to the items original transaction date.

- Monetary accounts were not adjusted, as the book balances represent the monetary value or their components as of the dates of the consolidated balance sheets.
    Income statement accounts were adjusted on a monthly basis by applying average IPM coefficients; exchange differences were excluded. Depreciation and amortization expense were calculated from the adjusted amounts of the related assets.

- The net result from exposure to inflation arising from such adjustments is presented in the consolidated statements of income.

(d) Principles of consolidation -

The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which the Company possesses more than 50 percent equity participation and voting powers. All significant inter-company balances and transactions have been eliminated.

(e) Cash and cash equivalents -

Cash and cash equivalents include all cash balances and all highly liquid investments with original maturities of three months or less.

(f) Financial assets and liabilities -

Financial assets and liabilities presented in the consolidated balance sheets correspond to cash and cash equivalents, accounts receivable, investments carried at cost and accounts payable. Financial instruments are offset when the Company has a legally enforceable right to net settle the amount due from a third party against the amount due to the same third party and Management has the intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g) Inventories -

Inventories are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and estimated selling and distribution expenses.

The accrual for obsolescence is based on an item-by-item analysis completed by Management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

(h) Investments -

Investments in which the Company's interest is lower than 20 percent are stated at cost, less any impairment recognized as a result of declines in value deemed to be permanent. Dividends corresponding to these investments are credited to income when declared.

Investments in entities in which the Company's ownership is greater than 20 percent but less than 50 percent are accounted for by the equity method, recognizing the Company's proportionate share in the results of the affiliates in the consolidated statements of income. The measurement and reporting currency of affiliates is the Peruvian Nuevo Sol, with the exception of Yanacocha whose measurement and reporting currency is the U.S. dollar. The translation of the financial statements of Yanacocha results in exchange differences arising from translating (a) income and expense items at the exchange rates prevailing on the individual transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until further disposal of the net investment.

The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any difference between the amount paid and the fair value of assets and liabilities acquired is recognized in the balance sheet as a mining concession.

For companies in which the Company's ownership is between 20 and 50 percent, any amount paid in excess of book value of the shares is reported in the Investment caption. The Company presents in this caption amounts paid over the book value of Yanacocha shares, and amortizes this amount using the units-of-production method based on proven and probable reserves, see Note 11(b).

As explained in Note 3(s), IAS 39 will be effective in Peru as of January 1, 2003. In accordance with this standard, investments carried at cost should be measured at fair value through equity. Changes in fair value of investments carried at cost are to be recorded as a debit or credit to net equity.

Adoption of this standard will result in the Company recording a charge to retained earnings at January 1, 2003 of approximately S/.5,634,000.

(i) Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance and minor repairs are charged to expense as incurred. Expenditures that result in future economic benefits, beyond those originally contemplated in standards of performance for the existing assets, are capitalized.

Depreciation is calculated under the straight-line method of accounting considering the following estimated useful lives:

Years

Buildings, constructions and other	33
Machinery and equipment	5 and 10
Transportation units	5
Furniture and fixtures	10

The useful life assigned and the depreciation method chosen by the Company are reviewed periodically to ensure that the method and the depreciation period are consistent with the economic benefit and life expectations for use of property, plant and equipment items.

Gains or losses resulting from disposal or retirement of these assets in the normal course of business are reported in the "other" caption of the consolidated statements of income.

(j) Exploration and mine development costs -

Exploration costs are charged to expense as incurred.

When it is determined that a mineral property can be economically developed, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method based on proven and probable reserves. On-going development expenditures to maintain production are charged to operations as incurred.

(k) Joint venture agreements -

The Company has entered into joint venture agreements with other mining companies for the purpose of exploring potential mining sites. The associated exploration costs are recognized using the pro-rata share method and are charged to expense when incurred.

(l) Mining concessions -

The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of Cedimin S.A.C. (Cedimin), Inversiones Colquijirca S.A. (Colquijirca), Sociedad Minera El Brocal S.A. (El Brocal) and Consorcio Energético de Huancavelica S.A. (Conenhua). The mining concession balances corresponding to Colquijirca and El Brocal are amortized using the units-of-production method based on proven and probable reserves, while the mining concession balances corresponding to Cedimin S.A.C. and Conenhua are amortized using the straight-line method over a period of 15 and 10 years, respectively.

Annually, the Company reviews the carrying amounts of mining concessions and assesses whether any potential impairment issues exist respective to recoverability. If it is evident that the mining concessions are impaired, the Company provides for the impairment loss in the statements of income.

(m) Impairment of assets -

The Company reviews for and evaluates the potential impact of impairment on its assets when events or changes in circumstance occur that indicate the book value may not be recoverable. An impairment loss is recognized for the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The value in use of an asset is generally calculated as the present value of the estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. The future cash flow assumptions used include, among other items, estimates of recoverable ounces and metric tons, estimates of realizable prices and costs, and estimates of production quantities. Assumptions in which estimated future cash flows are based are subject to risk and uncertainty. Differences between assumptions and market conditions and/or the Company's development profile could have a material effect on the financial condition and results of operations of the Company.

(n) Accruals -

An accrual is recognized only when the Company has a present obligation as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best available information at the date of the consolidated balance sheets.

(o) Recognition of revenues, costs and expenses -

Sales of concentrates are recorded at the time of shipment in the case of export sales or, when the concentrates physically pass to the customer's warehouse for domestic sales. Sales are recorded at estimated value according to preliminary billings. The sales amount is then adjusted in the period in which final billings are released. When it is evident that the quotations to be used in the final billings are lower than those used in the preliminary billing, the excess is reversed in the period in which final prices are known.

Costs and expenses are recorded on an accrual basis.

(p) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the transaction date. Exchange gains and losses resulting from differences between the closing exchange rate and the exchange rate used to initially record transactions, are recognized in the statement of income in the period in which they arise, see Note 6, and are presented in the caption "gain (loss) from exposure to inflation".

(q) Income tax and workers' profit sharing -

The income tax and workers' profit sharing balances are calculated and recorded pursuant to current legal regulations effective in Peru. Following the balance sheet liability method, the Company recognizes the effect of temporary differences between book and tax basis of assets and liabilities to the extent that such differences result in a deferred tax liability. Should a deferred asset arise, it is not recognized unless it is more likely than not that it will be recoverable.

(r) Contingencies -

Contingencies identified are assessed as remote, possible or probable. When a loss contingency is viewed to be possible, it is disclosed together with a range of possible loss, when determinable. When a loss contingency is viewed to be probable, it is disclosed and an accrual as to the most likely loss scenario is incorporated to the financial statements.

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

(s) Derivative transactions and risk management activities -

The Company and its operations are exposed to a number of market risks as a result of fluctuations in world metal prices, interest rates and exchange rates. Buenaventura uses derivative financial instruments to mitigate and manage these risks to the extent that the Company has a significant exposure.

Gains and losses on derivative financial instruments designed to cover variations in commodity metal prices are recorded upon settlement and are presented as "net sales" in the consolidated statements of income.

Gains and losses on derivative financial instruments designed to cover interest rate variability are recorded as realized or accrued, and are presented as "interest expense" in the consolidated statements of income.

When the exchange rate at the date of the consolidated balance sheet is less than the stated exchange rate fixed in a forward currency exchange agreement, the Company recognizes the corresponding loss in the consolidated statements of income.

IAS 39 "Recognition and Measurement of Financial Instruments" is effective in Peru on January 1, 2003. This IAS requires all assets or liabilities related to derivative instruments be recognized in the consolidated balance sheet at fair value. Unless certain criteria are met which allow the derivatives to qualify as hedges, changes in fair value must be recognized in the results of the period.

As a result of the adoption of IAS 39 on January 1, 2003, the Company will record a charge to retained earnings of approximately S/.428,551,000 in connection with derivative instruments, which must be marked to market under the new accounting standard.

(t) Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

4. Changes in accounting principles

Effective January 1, 2000, the Company made the following accounting changes to improve the uniform presentation of its financial statements. The accounting changes, as well as their effects during 2000 are described below:

  Until December 31, 1999, the Company recorded in current results the exchange differences arising as a result of translating the net investment in Yanacocha denominated in U.S. dollars (Yanacocha's functional and reporting currency) at the closing exchange rate. Effective January 1, 2000, the exchange differences arising as a result of applying the methodology described in Note 3(h), are classified as equity until the disposal of the net investment. The cumulative effect of the change was a net loss of S/.20,856,000.

(b) Until December 31, 1999, the Company's policy was to capitalize all exploration costs in non-operational mining areas if there was a reasonable probability of successful future exploitation. These costs were amortized following the units-of-production method once the commercial exploitation of the reserves started. When management reached the conclusion that there was no future value of the mining unit, the carrying amount of the exploration costs was charged to expenses. Exploration costs under joint venture agreements with other mining companies were treated in the same way. Effective January 1, 2000, all exploration costs are charged to expenses as incurred. The cumulative effect of this change was a loss of S/.162,031,000.

(c) Yanacocha capitalizes and fully amortizes its development costs per year. Up to December 31, 1999, the Company used to recognize its participation in the results of Yanacocha without modifying such accounting treatment. Effective January 1, 2000, the Company adjusts the net equity of Yanacocha to conform it to the accounting policy described in Note 3 (j). The cumulative effect of this change was a gain of S/.126,940,000.

(d) Effective January 1, 2000, Yanacocha changed its revenue recognition policy. Until December 31, 1999, sales of precious metals were recognized when dore bars were produced. Effective January 1, 2000, such sales are recognized when dore bars are delivered. The participation of the Company in the cumulative change in accounting principle was a loss of S/.7,628,000.

5. Convenience Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at December 31, 2002 (S/.3.515 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

6. Foreign currency transactions

Translations to foreign currency are completed using exchange rates prevailing in the market. As of December 31, 2002, the average exchange rate in the market for U.S. dollar transactions was S/.3.513 for buying and S/.3.515 for selling (S/.3.441 for buying and S/.3.446 for selling as of December 31, 2001). As of December 31, 2001 and 2002, the Company had the following assets and liabilities denominated in U.S. dollars:

	2001	2002
	US$(000)	Equivalent to S/.(000)	US$(000)	Equivalent to S/.(000)

Assets
Cash and cash equivalents	2,225	7,816	3,163	11,112
Trade and other accounts receivable	18,156	63,782	21,475	75,442
Accounts receivable from affiliates	7,029	24,693	8,539	29,998
Long-term account receivable (including current portion)	-	-	2,494	8,761
	_________	_________	_________	_________
	27,410	96,291	35,671	125,313
	_________	_________	_________	_________

Liabilities
Bank loans	31,733	111,541	12,314	43,284
Trade accounts payable	965	3,392	6,404	22,510
Other current liabilities	5,458	19,185	2,470	8,682
Long-term debt (including current portion)	23,224	81,632	36,728	129,099
	_________	_________	_________	_________
	61,380	215,750	57,916	203,575
	_________	_________	_________	_________

Net liability position	(33,970)	(119,459)	(22,245)	(78,262)
	_________	_________	_________	_________

The devaluation (revaluation) rates of the Peruvian Nuevo Sol with respect to the U.S. dollar are as follows:

Year	Devaluation (revaluation)
%

1998	15.4
1999	11.1
2000	0.5
2001	(2.3)
2002	2.0

The translation of foreign currency assets and liabilities in 2002 resulted in a net loss of S/.5,837,000 (net loss of S/.447,000 in 2001, and net gain of S/.6,498,000 in 2000). These amounts are included in the consolidated statements of income as "gain (loss) from exposure to inflation."

7. Cash and cash equivalents

(a) This item consists of:

	2001	2002
	S/.(000)	S/.(000)

Cash	859	1,131
Current demand deposit accounts	9,467	5,823
Saving accounts	-	6,712
Time deposits
In local currency	70,661	73,000
In foreign currency	4,414	2,988
	_________	_________

	85,401	89,654
	_________	_________

(b) The Company maintains its current demand deposit accounts in local banks in Peruvian Nuevos Soles and U.S. dollars; these funds are unrestricted and earn interest at prevailing market rates.

(c) The Company maintains a time deposit in Peruvian currency for S/.73,000,000, at an annual interest rate of 12 percent with maturity on January 9, 2003. Concurrent with contracting this time deposit, and with the purpose of hedging the foreign currency exchange risk associated to such, the Company executed a foreign currency forward contract for US$20,555,053 that expires on January 9, 2003 and has a specified exchange rate of S/.3.6714 for each U.S. dollar. The time deposit and the forward contract were renewed on January 9, 2003 for a 101-day term.

In 2001 and 2002, the Company earned interest income from time deposits and forward contracts in the amounts of S/.8,079,585 and S/.7,027,229, respectively.

8. Trade and other accounts receivable, net

(a) This item consists of:

	2001	2002
	S/.(000)	S/.(000)

Trade	58,166	67,858
	_________	_________

Other
Account receivable from Compañía Minera El Palomo S.A.	8,052	8,052
Account receivable related to sale of Minera Yanaquihua S.A.C. shares, Note 1	-	5,241
Account receivable related to sale of Minera Huallanca S.A.C. shares, Note 1	-	4,040
Reimbursement of advances given to GyM S.A.	-	2,882
Advances and loans to suppliers and third parties	1,956	2,319
Interest receivable	2,119	2,139
Advances and loans to directors, officers and employees	3,449	2,110
Value added tax subject to reimbursement, Note 20(e)	159	1,485
Account receivable from TEBAMA on sale of trucks	-	1,088
Account receivable from Sociedad Minera Corona S.A. for sale of electric energy	315	446
Advance to Ferrovías Central Andino S.A.	-	398
Deposits in guarantee	33	383
Account receivable from shareholders of El Futuro de Ica S.R.L.	53	359
Other accounts receivable	3,308	5,426
	_________	_________
	19,444	36,368

Less - Allowance for doubtful accounts (b)	(10,202)	(10,342)
	_________	_________
	9,242	26,026

Less - Non current portion	(255)	(8,871)
	_________	_________
	8,987	17,155
	_________	_________

	67,153	85,013
	_________	_________

Trade accounts receivable are denominated in U.S. dollars, have current maturities and do not earn interest. Advances and loans to directors, officers and employees have current maturities and earn interest that is presented in the statements of income as financial income.

(b) Movement within the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Beginning balance	1,157	8,993	10,202
Accrual for the year, Note 24	8,031	998	308
Loss (gain) from exposure to inflation	(195)	211	(168)
	_________	_________	_________
Ending balance	8,993	10,202	10,342
	_________	_________	_________

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk on trade and other accounts receivable at the date of the consolidated balance sheets.

(c) The non-current portion of the receivable will mature as detailed below:

Year ended as of December 31,	Amount
S/.(000)

2004	3,419
2005	211
2007	5,241
_________
8,871
_________

9. Inventories, net

(a) This item consists of:

	2001	2002
	S/.(000)	S/.(000)

Mineral concentrates	28,495	31,324
Supplies	49,076	48,147
	_________	_________
	77,571	79,471

Less - Slow moving and obsolescence supplies reserves	(5,684)	(5,874)
	_________	_________
	71,887	73,597
	_________	_________

The Company expects to use its supplies inventory in the normal course of operations. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

(b) The inventory reserve for supplies had the following movements during 2000, 2001 and 2002:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Beginning balance	3,438	1,639	5,684
Accrual for the year	-	4,045	190
Write - off	(1,799)	-	-
	_________	_________	_________
Ending balance	1,639	5,684	5,874
	_________	_________	_________

In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at December 31, 2001 and 2002.

10. Prepaid taxes and expenses

This item consists of:

	2001	2002
	S/.(000)	S/.(000)

Value added tax credit	37,626	24,938
Income tax credit	2,959	10,719
Pre-paid insurance	1,293	4,178
Advances subject to reimbursement	703	891
Other	2,236	2,887
	_________	_________
	44,817	43,613
Less - Current portion	(22,893)	(30,524)
	_________	_________

Non - current portion	21,924	13,089
	_________	_________

In Management's opinion, the value added tax credit will be recoverable through the offset of value added tax liabilities which are expected to arise in relation to future operations and through tax authority reimbursements.

11. Investments

(a) This item consists of:

	Equity ownership percentage		Amount
	________________________		________________________
	2001	2002	2001	2002
	%	%	S/.(000)	S/.(000)

Investments carried at cost
Sociedad Minera Cerro Verde S.A.	9.17	9.17	19,176	19,176
Other			4,405	4,727
			_________	_________
			23,581	23,903
			_________	_________
Equity method investments
Minera Yanacocha S.R.L. (b)	43.65	43.65
Equity Share			768,675	1,030,867
Mining concession, net			124,128	115,985
			_________	_________
			892,803	1,146,852
Sociedad Minera Coshuro de Responsabilidad Limitada	45.90	45.90	938	779
Other			13	-
			_________	_________
			893,754	1,147,631
			_________	_________

			917,335	1,171,534
			_________	_________

The amount to be recorded as equity participation in Yanacocha was determined from audited financial statements as of December 31, 2001 and 2002. As detailed in the paragraph below, the equity share that came directly from Yanacocha was S/.393,584,000 in 1999, S/.205,758,000 in 2001 and S/.337,898,000 in 2002.

In the last quarter of 2002, the Company sold 800,000 shares of El Brocal for S/.1,526,000, resulting in the recognition of a loss in the amount of S/.524,000, which is presented as "other, net" in the consolidated statements of income.

(b) The calculation of the equity investment in Yanacocha is as follows:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Yanacocha shareholders' equity at beginning of year	649,314	1,354,262	1,789,196
Participation percentage	43.65%	43.65%	43.65%
	_________	_________	_________
Company's participation in Yanacocha equity as of January 1st ,	283,425	591,135	780,984
Payment over the book value of Yanacocha's shares, net of cumulative amortization (i)	136,650	130,587	124,128
Elimination of intercompany gains (ii)	-	(13,203)	(12,309)
	_________	_________	_________
Balance of investment as of January 1st	420,075	708,519	892,803
Participation in Yanacocha income before cumulative effect of change in accounting principle	295,128	205,758	337,898
Participation in the cumulative effect of changes in accounting principles (iii)	98,456	-	-
Dividends received, Note 36(a)	(92,447)	(15,238)	(77,663)
Amortization of payment over the book value of Yanacocha's shares (i)	(6,063)	(6,459)	(8,143)
Elimination of intercompany gains	(13,203)	-	-
Realization of intercompany gains (ii)	-	894	972
Cumulative translation effect, Note 19(g)	6,573	(671)	985
	_________	_________	_________

Balance as of December 31,	708,519	892,803	1,146,852
	_________	_________	_________

(i) Corresponds to a premium paid over the book value of Yanacocha shares in previous years, in connection with the Company's acquisition of an additional 11.35 percent interest in Yanacocha, through exercise of its preferential rights. Such premium is amortized using the unit-of-production method, based on the gold proven and probable reserves of Yanacocha. See Note 3(h).

(ii) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

(iii) The participation in the cumulative effect of changes in accounting principles includes the following items:

S/.(000)

Capitalization of mine development costs, Note 4(c)	126,940
Cumulative translation effect, Note 4(a)	(20,856)
Change in the revenue recognition accounting principle, Note 4(d)	(7,628)
_________

98,456
_________

(c) The amount recognized in the consolidated statements of income as "share in affiliated companies, net" consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Minera Yanacocha S.R.L.	289,065	200,193	330,728
Sociedad Minera Coshuro de Responsabilidad Limitada	(10,715)	(17)	85
Other	168	-	-
	_________	_________	_________

	278,518	200,176	330,813
	_________	_________	_________

Yanacocha's income, and consequently the Company's share in such, has increased in 2002 as compared to 2001, primarily as a result of the following: (i) increase in price per ounce realized on gold sales from US$270 per ounce in 2001 to US$311 per ounce in 2002, and (ii) increase in volume of gold sold from 1,914,566 ounces in 2001 to 2,291,967 ounces in 2002. Higher revenues have been partially offset by: (i) an increase in the cash cost per ounce from US$123 in 2001 to US$133 in 2002, due to the start-up of a new mining unit, La Quinua, in October 2001, (ii) an increase in depreciation expense resulting from the addition of La Quinua's fixed assets, and (iii) an increase of interest expense due to higher indebtedness.

(d) The Company's most significant investment is its ownership of 43.65 percent of common stock of Yanacocha. The Company's share of Yanacocha earnings was significant as compared to Buenaventura's net income in 2000, 2001 and 2002. Presented below is selected information about Yanacocha:

Economic activity -

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, see additional information in Note 36(a).

Summary financial information based on the Yanacocha financial statements -

Yanacocha carries its accounting records in U.S. dollars, according to tax stabilization agreements signed with the Peruvian government. Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary Yanacocha balance sheet data as of December 31, 2001 and 2002:

	2001	2002
	US$(000)	US$(000)

Total assets	962,555	1,055,281
Total liabilities	429,327	374,823
Shareholders' equity	533,228	680,458

Summary data from the Yanacocha statements of income for the years ended 2000, 2001 and 2002:

	2000	2001	2002
	US$(000)	US$(000)	US$(000)

Total revenues	495,393	519,567	714,813
Operating income	237,663	174,039	262,533
Net income	189,611	133,797	197,922

Dividends paid by Yanacocha -

Cash dividends paid by Yanacocha to Buenaventura were S/.77,663,000 in 2002, S/.15,238,000 in 2001, and S/.92,447,000 in 2000.

Investment credit of Yanacocha -

Under Supreme Decree N.027-98-EF, mining companies can obtain a tax benefit ("Investment Credit") by reinvesting undistributed profits into capital expansion projects that increase the Company's productivity ("Reinvestment Program"). Investment Credits must be approved by the Ministry of Energy and Mines and are granted for an amount equal to 80 percent of the reinvested amount. In December of 2001 and 2002, Yanacocha established a Reinvestment Program for the years 2001 - 2004 with the decision to reinvest US$80 million respective to 2001 profits, and US$80 million respective to 2002 profits. The Reinvestment Program for 2001 generated an Investment Credit of US$19.2 million, which was used in equal parts to reduce the income tax of 2001 and 2002. The Investment Credit generated in 2002 respective to the Reinvestment Program was also US$19.2 million, which was used to reduce 2002 income tax. A Reinvestment Program with a total expenditure amount of US$255 million has been filed before the Ministry of Energy and Mines for approval. Undistributed profits of US$160 million, which are reserved for use in the Reinvestment Program, are classified as restricted earnings at December 31, 2002 and must be capitalized. The capitalized amount cannot be distributed in the four years subsequent to its capitalization.

12. Property, plant and equipment and accumulated depreciation

(a) The movements within the property, plant and equipment and accumulated depreciation account are shown below:

	Beginning balance	Additions	Retirements	Sales	Write-off	Transfers	Ending balance
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
Land	5,454	309	(73)	-	-	-	5,690
Buildings, constructions and other	344,669	1,759	(4,762)	-	-	12,291	353,957
Machinery and equipment	462,581	33,536	(5,346)	-	-	1,401	492,172
Transportation units	33,757	245	(276)	(3,836)	(3,615)	211	26,486
Furniture and fixtures	10,553	45	(178)	-	-	16	10,436
Work in progress	17,706	26,264	(346)	-	-	(13,919)	29,705
	_________	_________	_________	________	_________	_______	______
	874,720	62,158	(10,981)	(3,836)	(3,615)	-	918,446
	_________	_________	_________	________	_________	_______	______

Accumulated depreciation
Building, constructions and other	156,981	10,297	(154)	-	-	-	167,124
Machinery and equipment	330,859	28,788	(2,601)	-	-	-	357,046
Transportation units	22,670	2,575	(127)	(2,645)	(2,278)	-	20,195
Furniture and fixtures	8,359	550	(153)	-	-	-	8,756
	_________	_________	_________	________	_________	_______	______
	518,869	42,210	(3,035)	(2,645)	(2,278)	-	553,121
	_________	_________	_________	________	_________	_______	______

Net cost	355,851						365,325
	_________						______

(b) Fully depreciated assets amount to S/.296,266,000 and S/.316,654,000 as of December 31, 2001 and 2002, respectively.

(c) In 2001, an impairment loss of S/.17,041,000 related to constructions at Julcani and Huachocolpa was recognized, after Management closed operations at those mining sites. Additionally, subsidiaries of the Company had idle asset write-offs in the amount of S/.2,265,000 in 2001.

(d) The distribution of annual depreciation expense to the balance sheet and statement of income captions was as follows:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Inventories	7,473	2,771	1,761
Operating costs	32,128	37,250	38,367
Exploration costs in non-operative mining areas	-	2,059	2,082
	_________	_________	_________

	39,601	42,080	42,210
	_________	_________	_________

(e) In 2002, the Company has written-off certain idle assets with a net book value of S/.1,337,000.

13. Development costs and mineral lands, net

(a) The movement of the cost and accumulated amortization follows:

	Balance as of January 1st, 2001	Additions	Write-off	Balance as of December 31, 2001	Additions	Retirement for sale of investment in shares	Balance as of December 31, 2002
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Development costs
Antapite	30,857	15,435	-	46,292	-	-	46,292
Uchucchacua	42,411	3,255	-	45,666	18,883	-	64,549
Orcopampa	6,640	7,486	-	14,126	3,256	-	17,382
Tajo Norte	11,025	-	-	11,025	-	-	11,025
Ishihuinca	10,876	-	-	10,876	-	-	10,876
Huallanca	4,232	-	-	4,232	-	(4,232)	-
Other	1,228	946	(1,228)	946	276	-	1,222
	________	________	________	________	________	________	________
	107,269	27,122	(1,228)	133,163	22,415	(4,232)	151,346
	________	________	________	________	________	________	________

Mineral land
Los Tapados	12,906	-	-	12,906	-	-	12,906
Coshuro	2,298	-	-	2,298	-	-	2,298
Ishihuinca	455	-	-	455	-	-	455
Other	4,351	343	-	4,694	34	-	4,728
	________	________	________	________	________	________	________
	20,010	343	-	20,353	34	-	20,387
	________	________	________	________	________	________	________

Stripping costs - Tajo Norte (c)	14,103	13,212	-	27,315	11,682	-	38,997
	________	________	________	________	________	________	________

Total cost	141,382	40,677	(1,228)	180,831	34,131	(4,232)	210,730
	________	________	________	________	________	________	________

	Balance as of January 1st, 2001	Additions	Write - off	Balance as of December 31, 2001	Additions	Retirement for sale of investment in shares	Balance as of December 31, 2002
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Accumulated amortization of:
Development costs
Antapite	-	2,315	-	2,315	4,615	-	6,930
Uchucchacua	19,250	4,954	-	24,204	5,776	-	29,980
Orcopampa	-	2,145	-	2,145	2,503	-	4,648
Tajo Norte	2,338	868	-	3,206	870	-	4,076
Ishihuinca	10,876	-	-	10,876	-	-	10,876
Huallanca	7	-	-	7	-	(7)	-
Other	-	14	-	14	1,170	-	1,184
	________	________	________	________	________	________	________
	32,471	10,296	-	42,767	14,934	(7)	57,694
	________	________	________	________	________	________	________

Mineral lands
Los Tapados	39	1,291	-	1,330	1,290	-	2,620
Coshuro	7	230	-	237	229	-	466
Ishihuinca	455	-	-	455	-	-	455
Other	1,993	440	-	2,433	484	-	2,917
	________	________	________	________	________	________	________
	2,494	1,961	-	4,455	2,003	-	6,458
	________	________	________	________	________	________	________

Total accumulated amortization	34,965	12,257	-	47,222	16,937	(7)	64,152
	________	________	________	________	________	________	________

Net carrying value	106,417			133,609			146,578
	________			________			________

(b) The annual amortization expense was distributed as follows:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Exploration and development costs in operational mining sites, Note 23	4,844	9,570	14,005
Operating costs	42	1,961	2,003
Inventories	299	726	929
	_________	_________	_________

	5,185	12,257	16,937
	_________	_________	_________

(c) Deferred stripping costs -

The Company has deferred certain mining costs incurred in the expansion of the Tajo Norte area (estimated life of seven years) with the intent to reasonably match revenues and production costs. These mining costs, which are commonly referred to as "deferred stripping" costs, are incurred in mining activities that are associated with the removal of waste rock. The deferred accounting stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however, some mining companies expense waste removal costs as incurred. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company's period-to-period results of operations. In order to calculate the amount of deferred stripping cost to record as normal period expense, Management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. This coefficient is estimated to be 7.47 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral. The actual coefficient was 10.48/1 in 2002 (11.21/1 in 2001). Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate. The amortization of the deferred stripping costs will be reflected in the Consolidated Statement of Income over the life of the Tajo Norte area, based on proven and probable reserves, so that no unamortized balance remains at mine closure (there were no amortization expenses in prior years and in the current year). Management expects to begin the amortization of the deferred stripping costs in 2004.

14. Mining concessions and goodwill, net

(a) Movements within the mining concession cost and accumulated amortization accounts were as follows:

	Balance of January 1, 2001	Additions	Balance as of December 31, 2001	Additions	Retirements	Balance as of December 31, 2002
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
Cedimin S.A.C.	167,313	-	167,313	-	(3,011)	164,302
Inversiones Colquijirca S.A.	39,694	-	39,694	-	-	39,694
Consorcio Energético de Huancavelica S.A.	8,515	-	8,515	-	-	8,515
Sociedad Minera El Brocal S.A. (b)	-	-	-	10,328	(4,980)	5,348
	_________	_________	_________	_________	_________	_________
	215,522	-	215,522	10,328	(7,991)	217,859
	_________	_________	_________	_________	_________	_________
Accumulated amortization
Cedimin S.A.C.	9,029	10,712	19,741	10,343	-	30,084
Inversiones Colquijirca S.A.	5,725	4,164	9,889	4,168	-	14,057
Consorcio Energético de Huancavelica S.A.	-	73	73	872	-	945
Sociedad Minera El Brocal S.A.	-	-	-	917	-	917
	_________	_________	_________	_________	_________	_________
	14,754	14,949	29,703	16,300	-	46,003
	_________	_________	_________	_________	_________	_________

Net cost	200,768		185,819			171,856
	________		________			_________

(b) During the first semester of 2002, Buenaventura acquired 4,447,342 shares of Sociedad Minera El Brocal S.A. through a Lima Stock Exchange transaction in the amount of S/.11,888,000. The amount paid exceeded fair value of the investment shares by S/.10,328,000.

(c) Management estimates that the amortization expense for each of the next five years will be approximately S/.16.5 million.

15. Bank loans

Bank loans, contracted in U.S. dollars, consist of:

	Annual interest rate	2001	2002
		S/.(000)	S/.(000)

Compañía de Minas Buenaventura S.A.A.
Banco de Crédito del Perú	2.61% to 3.60%	35,386	-
BBVA Banco Continental	2.03% to 2.92%	28,028	-

Sociedad Minera El Brocal S.A.
Banco de Crédito del Perú	Ranging from 3.68% to 4.69%	10,514	10,545
Banco Internacional del Perú - Interbank	Ranging from 5.18% to 5.55%	6,483	7,030
Banco Wiese Sudameris	Ranging from 5.32% to 5.84%	8,761	4,868
Banco Interamericano de Finanzas - BIF	Ranging from 4.32% to 4.48%	876	3,093

Inversiones Mineras del Sur S.A.
Banco Wiese Sudameris	3.38%	13,926	7,638
Banco Wiese Sudameris	3.88%	-	6,327
Banco de Crédito del Perú	2.63%	3,505	3,515

Other subsidiaries		4,130	332
		_________	_________

		111,609	43,348
		_________	_________

Bank loans were obtained to finance working capital needs and have short-term maturities. The pre-export loans obtained by Sociedad Minera El Brocal S.A. are guaranteed by the related shipments of lead and zinc concentrate inventories. The other bank loans do not have specific guarantees.

The weighted average annual interest rate on bank loans was 5.8 percent in 2001 and 3.51 percent in 2002. The weighted average annual interest rate was 3.64 percent at December 31, 2001 and 4.39 percent at December 31, 2002.

16. Other current liabilities

This item consists of:

	2001	2002
	S/.(000)	S/.(000)

Taxes payable	15,782	17,672
Stock Appreciation Rights, Note 24	2,223	8,526
Remuneration and similar benefits payable	4,191	8,288
Accrual for mine closing and environmental protection expenses	10,346	6,966
Royalties payable, Note 35(b)	3,884	5,097
Accrual for exchange difference loss related to a forward contract, Note 7(c)	-	3,341
Dividends payable	1,351	1,328
Workers' profit payable	144	848
Other liabilities, each individually less than S/.1,500,000	10,532	11,057
	_________	_________

	48,453	63,123
	_________	_________

Stock Appreciation Rights -

The Company has a program under which certain executives earn a cash bonus equal to that executive's allotted number of ADS units multiplied by the difference between the market value at a future date of the Company's ADS and the base price on the executive's ADS units. This program remains in effect as long as the executive works for the Company at each program's settlement date. The measurement is made at the end of each reporting period based on the current market price of the stock. Compensation expense is recognized ratably over the vesting period of 5 years.

The number of ADS units upon which this bonus is granted, together with their base prices, are detailed bellow:

Number of ADS units	Base price
US$

125,000	17.904
170,000	12.478
190,000	16.407
195,000	12.928
200,000	19.310
_______

880,000
_______

The number of ADS units which will be granted to executives and subject to the stock appreciation rights bonus in future years, are as follows:

Years	Number of ADS units to be granted

2003	45,000
2004	81,200
2005	115,600
2006	147,800
2007	180,200
Thereafter	310,200
__________

880,000
_________

During the year ended December 31, 2002, the Company recorded an expense amounting to S/.6,303,000 in connection with this program (S/.2,223,000 as of December 31, 2001), which is recorded in the "general and administrative" account in the operating expenses section of the consolidated statements of income.

Accrual for mine closing and environmental protection expenses -

In November 1999, Management decided to suspend exploitation activities in the Julcani mining unit and to dedicate its efforts in the exploration for new reserves. Later, in November 2001, the Company decided to suspend exploration and exploitation operations in the Huachocolpa mining site. A detail of the movements within the accrual for mine closing and environmental protection expenses is presented in the following table:

S/.(000)

Balance as of January 1st, 2000	16,892
Disbursements	(3,793)
Write-off	(1,427)
Gain from exposure to inflation	(365)
_________
Balance as of January 1st, 2001	11,307
Additions	1,109
Disbursements	(2,279)
Loss from exposure to inflation	209
_________
Balance as of December 31, 2001	10,346
Disbursements	(3,205)
Gain from exposure to inflation	(175)
_________
Balance as of December 31, 2002	6,966
_________

The accrual for mine closing and environmental protection expenses is based on studies completed by independent engineers and completed in accordance with current environmental protection regulations. The Company expects to disburse all amounts related to this program by the end of 2005.

17. Long-term debt

(a) Long-term debt, principally denominated in U.S. dollars, consists of:

Entity	Guarantee	Annual interest rate	Final maturity	2001	2002
				S/.(000)	S/.(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura	11.00%	January 2008	70,092	70,300

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.20% (2.58% as of December 31, 2002)	April 2005	42,932	32,748

Sociedad Minera El Brocal S.A. (c)
Banco de Crédito del Perú	No specific guarantees	Libor plus 3.75% (5.13% as of December 31, 2002)	September 2006	19,275	19,333
Teck Cominco Metals Ltd. (ii)	No specific guarantees	Libor plus 6.00% (7.38% as of December 31, 2002)	September 2008	5,484	5,942
Other				956	777

Other subsidiaries				1,153	-
				_________	________
				139,892	129,100

Less-Current portion				(7,107)	(17,005)
				_________	________

Long-term portion				132,785	112,095
				_________	_________

(i) This note contains a quarterly roll over provision, has a final maturity date in 2008 and is fully guaranteed by Buenaventura. In January 2003, this loan was rolled over and an annual interest rate of 4.5 percent was established.

(ii) This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú.

(b) The long-term debt maturity schedule as of December 31,2002 is as follows:

Year ended December 31,	Amount
S/.(000)

2004	22,422
2005	12,916
2006	6,457
2008	70,300
_________

112,095
_________

(c) The financing agreements include certain covenants that require compliance with financial indicators as specified in the contracts. As of December 31, 2001 and 2002, the Company has fulfilled all commitments related to financial indicators.

(d) The weighted average interest rate on long-term debt was 10.77 percent and 7.68 percent in 2001 and 2002, respectively.

18. Minority interest

The minority interest liability shown in the consolidated balance sheets consists of:

	2001	2002
	S/.(000)	S/.(000)

Inversiones Colquijirca S.A.	18,314	31,042
S.M.R.L. Chaupiloma Dos de Cajamarca	10,770	13,396
Minera Paula S.A.C.	1,826	1,628
Inversiones Mineras del Sur S.A.	(534)	1,072
Minera Colquirrumi S.A.	(468)	(1,355)
Others	(222)	(298)
	_________	_________

	29,686	45,485
	_________	_________

Minority interest income (expense) is presented in the consolidated statements of income and consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Inversiones Colquijirca S.A.	4,142	16,644	(1,761)
Inversiones Mineras del Sur S.A.	2,172	1,947	(1,607)
S.M.R.L. Chaupiloma Dos de Cajamarca	(14,262)	(14,901)	(21,609)
Minas Conga S.R.L.	(24,245)	258	887
Other	56	24	294
	_________	_________	_________

	(32,137)	3,972	(23,796)
	_________	_________	_________

19. Shareholders' equity, net

(a) Capital stock -

The Company has common shares that represent 100 percent of its outstanding share capital. Holders of common shares are entitled to one vote per share, with the exception of the election of the Board of Directors, where each such holder is entitled to one vote per share per nominee. Each holder's votes may be cast all for a single nominee or distributed among the nominees at the holder's discretion. Holders of common shares may attend and vote at shareholder meetings either in person or through a proxy. Additionally, holders of common shares have the right to participate in the distribution of dividends and shareholders' equity resulting from liquidation.

The Mandatory Annual Shareholders' meeting held on March 26, 2002, decided to increase the Company's capital stock from S/.184,835,000 to S/.604,021,000 through the capitalization of a portion of retained earnings as of December 31, 2001 and by increasing the nominal value of the common shares - Series A and B from S/.1 to S/.4. From the capitalized amount of S/.419,186,000, S/.131,409,000 corresponds to common shares - Series A and S/.287,777,000 to common shares - Series B.

The Shareholders' Meeting held on April 30, 2002 approved the re-designation of common shares - Series B as common shares - Series A, and then immediately approved the re-designation of common shares - Series A as common shares. Both decisions were effective May 3, 2002, at which date the Company's capital stock was comprised of 137,444,962 common shares with a nominal value of S/.4 each.

As a result of the restatement of the 2001 financial statements for inflation at December 31, 2002, the Company is permitted to issue additional common shares for a total value of S/.54,241,000.

(b) Investment shares -

The investment shares do not represent the Company's stock obligations. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholder meetings. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as common shares.

The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/.498,000 to S/.1,634,000, by increasing the nominal value of investment shares from S/.1 to S/.4, concurrent with capitalization of a portion of retained earnings equal to S/.1,136,000. As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/.4 each.

As a result of the restatement of the 2001 financial statements for inflation at December 31, 2002, the Company is permitted to issue additional investment shares for a total value of S/.145,000.

(c) Additional capital -

The additional paid-in capital principally relates to the premium received on the issuance of Series B common shares. Additionally, it includes a gain that resulted from the sale of ADRs, as explained in paragraph 19(e).

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Treasury shares -

In January of 2001, in compliance with Article N.104 of the Nueva Ley General de Sociedades (New General Corporations Law), Buenaventura sold its treasury shares through a Lima Stock Exchange transaction. The treasury shares, which were constituted by 628,856 common shares - Series A, with a carrying value of S/.8,238,000, were sold to its subsidiary Condesa for a total value of S/.17,502,000. The gain generated by this sale amounted to S/.9,264,000 and was eliminated in the consolidation of the financial statements as such arose as a result of an inter-company transaction.

In September of 2001, with the participation of the Bank of New York, Condesa exchanged through the Lima Stock Exchange 1,000,000 of Buenventura's common shares - Series B for 500,0000 ADRs (one ADR has a value equivalent to two shares). Subsequently, Condesa sold to third parties 178,000 ADRs for approximately S/.13,502,000, thus realizing a gain of S/.8,839,000, which is presented as "additional paid-in capital" in the consolidated statements of changes in shareholders' equity.

In the first quarter of 2002, Condesa sold to third parties an additional 322,000 ADRs for approximately S/.23,545,000, realizing a gain of S/.19,466,000, which is presented as "additional paid-in capital" in the consolidated statements of changes in shareholders' equity.

(f) Declared and paid dividends -

2002 dividends

The Annual Shareholders' meeting held on March 26, 2002 approved a cash dividend of S/.29,568,000 (equivalent to S/.0.21 per common and investment share), from retained earnings as of December 31, 2001. The cash dividend includes dividends of S/.2,268,000 paid to a subsidiary. The dividends were available to shareholders from April 2002.

The Board of Directors' meeting held on October 22, 2002 approved a dividend distribution of S/.43,825,000 (equivalent to S/.0.32 per common and investment share), corresponding to a portion of the retained earnings as of December 31, 2002. The cash dividend includes dividends of S/.3,369,000 paid to a subsidiary. In addition, the Directors approved a dividend distribution to be paid using the shares of Sociedad Minera El Brocal S.A. (the El Brocal share dividend paid one El Brocal share to all entities and individuals holding between 1 and 100 common or investment shares of Buenaventura; entities or individuals with more than 100 shares were allotted one additional El Brocal share for each 100 common or investment shares held). Pursuant to this dividend declaration, the Company distributed 1,379,995 common shares of El Brocal at a fair value of S/.2,829,000 (S/.2.05 per share), including El Brocal stock dividends to a subsidiary with a fair value equal to S/.217,000. The net carrying value of these shares was S/.3,625,000, after having recognized a loss of S/.796,000, which is presented as "other, net" in the consolidated statements of income. Cash dividends and dividends in shares of El Brocal were available in December 2002.

2001 dividends

The Mandatory Annual Shareholders' meeting held on March 29, 2001 approved a cash dividend of S/.34,816,000 (equivalent to S/.0.25 per common and investment shares), from retained earnings as of December 31, 2000. The cash dividends paid include dividends of S/.2,922,000 paid to a subsidiary. The dividends were available to shareholders in May 2001.

In addition, the Board of Directors' meeting held on October 29, 2001 approved a cash dividend of S/.15,260,000 (equivalent to S/.0.11 per common and investment shares), on profits of 2001. The cash dividend paid includes dividends of S/.1,252,000 paid to a subsidiary. The dividends were available to shareholders in November 2001.

2000 dividends

The dividends of 2000 of approximately S/.34,565,000 include S/.20,674,000, equivalent to S/.0.16 per common and investment shares, corresponding to retained earnings as December 31, 1999; these dividends were paid in April 2000. The balance, approximately S/.13,891,000, equivalent to S/.0.11 per common and investment shares, was paid in November 2000.

(g) Cumulative translation adjustment -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 3(h) when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles.

These exchange differences will be presented in equity until the related investment is disposed of.

20. Taxation

(a) The Company is subject to Peruvian tax law. The statutory income tax rate in Peru was 30 percent for the years ended 2001 and 2000. For the year ended 2002 and thereafter, the income tax rate will be 27 percent.

Effective January 1, 2003, the following income tax amendments will be in force:

- The Company must withhold 4.1 percent on dividends distributed to all individual persons and corporations not legally domiciled in Peru.

- If it is determined that a corporation has distributed dividends by unauthorized or indirect means, the corporation will be required to pay an additional tax of 4.1 percent on the amount distributed.

- Peruvian corporations are obligated to make an additional payment in advance of the income tax, which will be considered as a prepayment toward the annual income tax to be paid. The amount of this advance payment will be calculated based on the Company's net assets as of December 31 of the previous year adjusted by the Wholesale Price inflation index as of March 31 of the year to which the payment corresponds. The resulting prepayment amount shall be paid in nine equal installments from April to December of each year.

(b) The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

Entity	Years open to review by tax authorities

Buenaventura	2000, 2001 and 2002
Buenaventura Ingenieros S.A.	1998, 1999, 2000, 2001 and 2002
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin	1998, 1999, 2000, 2001 and 2002
Compañía Minera Condesa S.A.	1998, 1999, 2000, 2001 and 2002
Compañía Minera Colquirrumi S.A.	1998, 1999, 2000, 2001 and 2002
Consorcio Energético deHuancavelica S.A.	1998, 1999, 2000, 2001 and 2002
Contacto Corredores de Seguros S.A.	1998, 1999, 2000, 2001 and 2002
Inversiones Colquijirca S.A.	1998, 1999, 2000, 2001 and 2002
Inversiones Mineras del Sur S.A.	1998, 1999, 2000, 2001 and 2002
Metalúrgica Los Volcanes S.A.	1998, 1999, 2000, 2001 and 2002
Minera Paula 49 S.A.C.	1998, 1999, 2000, 2001 and 2002
Minas Conga S.R.L.	1998, 1999, 2000, 2001 and 2002
Minera Shila S.A.C.	1998, 1999, 2000, 2001 and 2002
S.M.R.L. Chaupiloma Dos de Cajamarca	1998, 1999, 2000, 2001 and 2002

Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in the opinion of Management, there are no issues that may result in significant tax contingencies for the Company and any additional tax assessment would not be significant to the financial statements as of December 31, 2001 and 2002.

(c) During 2000, the tax authorities reviewed Yanacocha's income tax and value added tax returns for the years ended 1998 and 1999, and additionally reviewed the value added tax returns for January and February 2000. As a result of such review, Yanacocha has received tax assessments amounting to US$24.9 million; Yanacocha has appealed these assessments.

In the opinion of Yanacocha's management and its tax advisors, the outcome of appeals related to these assessments is expected to be favorable to Yanacocha.

(d) The detail of the tax loss carryforward of Buenaventura and its subsidiaries consists of:

	2001	2002	Year of expiration
	S/.(000)	S/.(000)
Compañía de Minas Buenaventura S.A.A.	21,042	54,845	2004
Inversiones Colquijirca S.A. (Sociedad Minera El Brocal S.A.)	27,155	36,361	(**)
Inversiones Mineras del Sur S.A.	38,097	25,986	(*)
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	10,270	12,429	(*)
Buenaventura Ingenieros S.A.	13,044	12,280	(***)
Compañía Minera Condesa S.A.	-	10,249	2004
Consorcio Energético Huancavelica S.A.	6,349	2,719	2004
Minera Huallanca S.A.C.	10,747	-	-

(*) The tax loss carryforward for these entities can be offset in four years since they obtain taxable income.

(**) Out of this amount, S/.14,354,000 expires in 2004 and S/.22,007,000 in 2005.

(***) Out of this amount, S/.12,004,000 expires in 2003 and S/.425,000 in 2006.
  Buenaventura is allowed to recover the value added tax (VAT) paid on acquisitions that support export activities. VAT paid on acquisitions that support export activities, generally calculated as a proportionate percentage of all acquisitions, might be used to offset VAT payables resulting from local sales, income tax and other taxes. Alternatively, a request for refund may be filed with the tax authorities.

21. Net sales by geographic region

The Company's revenues primarily result from the sale of precious metal concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and dore bars. The following table shows net sales by geographic region:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Peru	167,211	251,490	306,331
Europe	79,134	124,853	164,411
North America	106,295	29,210	35,704
Asia	29,437	48,746	19,603
Other	4,978	-	4,916
	_________	_________	_________
	387,055	454,299	530,965

Income from hedging transactions, Note 32	41,361	59,598	48,921
	_________	_________	_________
	428,416	513,897	579,886
	_________	_________	_________

See also Note 34, which discusses sales commitments and concentrations.

22. Operating costs

This item consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Contractors	75,400	75,628	83,510
Supplies	64,047	71,025	65,206
Personnel expenses	53,130	57,889	56,354
Other	52,857	49,309	52,719
	_________	_________	_________

	245,434	253,851	257,789
	_________	_________	_________

23. Exploration and development costs in operational mining sites

This item consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Exploration expenses
Uchucchacua	13,248	14,679	20,002
Orcopampa	8,505	11,170	16,349
Tajo Norte	-	5,562	-
Huallanca	1,991	3,511	-
Julcani	-	-	2,514
Paula	1,039	3,119	2,094
Antapite	-	2,970	8,962
Yanaquihua	-	2,374	-
Shila	-	2,008	4,645
Ishihuinca	1,511	1,972	2,262
Others	23	-	1,747
	_________	_________	_________
	26,317	47,365	58,575
Amortization of development costs, Note 13(b)	4,844	9,570	14,005
	_________	_________	_________
	31,161	56,935	72,580
	_________	_________	_________

24. General and administrative expenses

This item consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses	27,461	32,214	32,732
Professional fees	7,170	9,099	13,932
Stock Appreciation Rights, Note 16	-	2,223	6,303
Board member's remuneration	2,618	2,749	2,856
Insurance	1,102	1,219	1,473
Supplies	3,204	1,654	1,452
Rentals	2,371	2,333	825
Maintenance	750	893	741
Accrual for doubtful receivables, Note 8(b)	8,031	998	308
Other expenses	10,877	9,796	13,490
	_________	_________	_________

	63,584	63,178	74,112
	_________	_________	_________

25. Exploration costs in non-operational mining areas

This item consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)
Exploration in areas external to the mining sites
Buenaventura owned projects, Note 35(d)	7,064	17,582	18,542
	_________	_________	_________

Exploration in Joint ventures, Note 35(e)	1,767	3,393	9,397
	_________	_________	_________

Exploration in mining sites
Huachocolpa	3,509	12,564	4,816
Julcani	16,934	10,149	1,619
Antapite	-	-	1,765
China linda	5,810	-	-
Orcopampa	1,661	-	-
	_________	_________	_________
	27,914	22,713	8,200
	_________	_________	_________

Studies and project expenses	4,347	4,768	1,534
	_________	_________	_________

	41,092	48,456	37,673
	_________	_________	_________

26. Selling expenses

This item consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Freight	21,138	18,867	15,621
Sundry services	4,210	4,461	5,155
Other	3,673	3,000	1,948
	_________	_________	_________

	29,021	26,328	22,724
	_________	_________	_________

27. Interest income and expense

This item consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Interest income
Interest on loans	3,873	3,466	136
Interest on deposits	2,616	10,108	8,477
	_________	_________	_________

	6,489	13,574	8,613
	_________	_________	_________

Interest expense
Interest on loans	9,015	(17,387)	(14,461)
Interest on overdrafts and other	-	(338)	(1,149)
	_________	_________	_________

	9,015	(17,725)	(15,610)
	_________	_________	_________

28. Other income and expense, net

This item consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Other income
Gain from termination of contract, Note 36	-	6,434	-
Gain on sale of supplies, net	-	-	2,877
Net gain on transfer of contractual position on sale of assets, Note 2	80,125	-	-
Gain on sale of property, plant and equipment	-	-	1,619
Revenues related to services provided to Yanacocha, net	-	-	1,565
Revenues from sale of energy	-	726	1,002
Other	2,068	3,879	2,062
	_________	_________	_________
	82,193	11,039	9,125
	_________	_________	_________
Other expenses
Additional taxes	-	298	1,439
Employee termination bonuses	-	1,020	1,436
Accrual for impairment loss on investments	-	-	1,414
Loss on sale of shares, Note 11 and 19(f)	-	-	1,320
Project for social development in the department of Huancavelica	-	-	755
Exchange of shares	4,174	-	-
Other	2,689	-	-
	_________	_________	_________
	6,863	1,318	6,364
	_________	_________	_________

Net	75,330	9,721	2,761
	_________	_________	_________

29. Income tax and workers' profit sharing

(a) The income tax and workers' profit sharing expenses shown in the consolidated statements of income consists of:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Income tax
Current
S.M.R.L. Chaupiloma Dos de Cajamarca	15,322	16,058	20,120
Minera Shila S.A.C.	1,152	-	2,170
Compañía Minera Condesa S.A.	-	4,617	-
Minas Conga S.R.L.	5,171	-	-
Other	39	140	301
	_________	_________	_________
	21,684	20,815	22,591
	_________	_________	_________

Deferred
Inversiones Colquijirca S.A.	6,016	2,886	2,494
Minera Shila S.A.C.	(361)	(260)	17
Other	8	1,502	-
	_________	_________	_________
	5,663	4,128	2,511
	_________	_________	_________
Total	27,347	24,943	25,102
	_________	_________	_________

Workers' profit sharing (i)
Current
Minera Shila S.A.C.	333	-	699
Minas Conga S.R.L.	1,499	-	-
	_________	_________	_________
	1,832	-	699
	_________	_________	_________
Deferred
Inversiones Colquijirca S.A.	2,614	122	803
Minera Shila S.A.C.	(105)	(83)	6
Other	2	651	-
	_________	_________	_________
	2,511	690	809
	_________	_________	_________

Total	4,343	690	1,508
	_________	_________	_________

(i) In accordance with Peruvian legislation, mining companies that have more than 20 employees should accrue an amount equal to 8 percent of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2001 and 2002, S.M.R.L. Chaupiloma Dos de Cajamarca and Compañía Minera Condesa S.A. have less than 20 employees.

(b) As explained in Note 3(q), the Company recognizes temporary differences between tax and book bases of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing liability consists of:

	2001			2002
	___________________________________________			_____________________________________________
	Income tax	Workers' profit sharing	Total	Income tax	Workers' profit sharing	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Deferred asset
Tax loss carryforward	46,903	14,129	61,032	38,748	11,352	50,100
Impairment of assets	4,231	1,366	5,597	4,361	1,405	5,766
Stock Appreciation Rights	552	178	730	2,118	682	2,800
Accrual for mine closing and environmental protection expenses	2,571	828	3,399	1,730	557	2,287
Write-down of inventory	1,413	454	1,867	1,392	448	1,840
Accrual for employee vacations	33	11	44	546	176	722
Other	918	295	1,213	1,028	330	1,358
	_________	_________	_________	_________	_________	_________
	56,621	17,261	73,882	49,923	14,950	64,873
Less - Allowance for deferred asset recoverability	(55,670)	(16,951)	(72,621)	(48,895)	(14,620)	(63,515)
	_________	_________	_________	_________	_________	_________
	951	310	1,261	1,028	330	1,358
	_________	_________	_________	_________	_________	_________
Deferred liability
Mineral stripping costs	(6,784)	(2,186)	(8,970)	(9,687)	(3,120)	(12,807)
Voluntary revaluation	(4,710)	(1,516)	(6,226)	(4,350)	(1,401)	(5,751)
Other	(14)	(4)	(18)	(56)	(18)	(74)
	_________	_________	_________	_________	_________	_________
	(11,508)	(3,706)	(15,214)	(14,093)	(4,539)	(18,632)
	_________	_________	_________	_________	_________	_________
Deferred liability, net	(10,557)	(3,396)	(13,953)	(13,065)	(4,209)	(17,274)
	_________	_________	_________	_________	_________	_________

30. Basic and diluted income per share

The computation of the basic and diluted earnings per share for the years ended December 31, 2000, 2001 and 2002 is presented below:

	For the year ended December 31, 2000			For the year ended December 31, 2001			For the year ended December 31, 2002
	______________________________________________			________________________________________			___________________________________
	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share
	S/.		S/.	S/.		S/.	S/.		S/.

Basic and diluted income per share before the cumulative effect of changes in accounting principles	312,673,000	126,252,152	2.48	217,208,000	126,608,152	1.72	388,526,000	127,221,219	3.05
Cumulative effect of accounting changes in basic and diluted earnings per share	(63,575,000)	126,252,152	(0.51)	-	126,608,152	-	-	127,221,219	-
	___________		_______	___________		_______	___________		_____

Basic and diluted income per share	249,098,000	126,252,152	1.97	217,208,000	126,608,152	1.72	388,526,000	127,221,219	3.05
	___________		_______	___________		_______	___________		_____

The number of shares to be used as the denominator in the calculation of basic and diluted income per share for the years ended December 31, 2000, 2001 and 2002 was determined as follows:

	2000	2001	2002

Common shares	137,444,962	137,444,962	137,444,962
Investment shares	372,320	372,320	372,320
	___________	___________	___________
	137,817,282	137,817,282	137,817,282

Less - treasury shares	(11,565,130)	(11,209,130)	(10,596,063)
	___________	___________	___________

	126,252,152	126,608,152	127,221,219
	__________	__________	__________

31. Disclosure about information by segments

International Accounting Standard (IAS) 14 and SFAS 131 require enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. Segments are generally defined by the manner in which the Company presents data to high-level management for their use in evaluating each unit's past performance and for making decisions about future allocations of resources. Management of Buenaventura bases their decisions on and evaluates business development in terms of the mining segments' performance. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the making of decisions or in the evaluation of business development. Management therefore considers that the Company's only reportable segment is mining.

There are no significant assets in locations outside of Peru.

32. Derivative financial instruments

Risk of commodity price fluctuations

(a) The Company utilizes derivative financial instruments to mitigate certain market risks to which the Company is exposed. The principal market risk for the Company relates to the impact of price fluctuations on precious metals. Historically, world market prices for precious metals have fluctuated widely and are subject to the influence of several factors beyond the Company's control.

The Company's derivative contracts are limited in number and confined to activities that Management believes to be consistent with the Company's risk management objectives. The Company does not hold or issue financial instruments for trading purposes.

Senior management of the Company actively participates in the quantification, monitoring and control of all significant risks. Within the Company, there exist appropriate controls to ensure segregation of functions, such as execution, registry, valuation, monitoring and payment, related to derivative activities. Additionally, Management reports periodically to the Audit Committee of the Board of Directors on subjects related to derivative activities and open contract positions.

(b) The Company recognized revenues of S/.48,921,000 in 2002, S/.59,598,000 in 2001, and S/.41,569,000 in 2000 in connection with derivative operations settled in the period. These revenues are presented as part of the "net sales" caption in the consolidated statements of income.

(c) The tables below present details related to commodity derivative instruments outstanding as of December 31, 2002:
    Compañía de Minas Buenaventura S.A.A.

The summary of the forward sales contracts and collared options outstanding as of December 31, 2002 follows:

	Quantity
	___________________
Metal	Minimum	Maximum	Price range	Period
			(US$/Oz)

Silver	8,104,000	12,704,000 (i)	US$5.80 to US$6.33	January 2003 - August 2006
Gold	3,104,500	3,457,000 (ii)	US$340 to US$420	January 2003 - December 2011

(i) Maximum quantity includes 3,500,000 Oz Ag with a guaranteed minimum sale price of US$5.80 ounce per silver (minimum price valid only and when silver price is above US$4.15 per ounce of silver) and a maximum sale price of US$6.20 per ounce of silver. Maximum quantity also includes 1,100,000 per ounce of silver with a guaranteed sales price of US$6 per ounce of silver, only and when the silver price is above US$4 per ounce of silver.

(ii) Maximum quantity includes guaranteed sales of 142,500 per ounce of gold and 210,000 per ounce of gold only and when gold prices are above US$279.50 per ounce of gold and 265 per ounce of gold, respectively.

Sociedad Minera El Brocal S.A.

The summary of the put options, call options and forward commodity contracts outstanding at December 31, 2002 follows:

Metal	Quantity	Price	Period

Put options
Zinc	10,800 MT	US$775/MT	January 2003 - December 2003

Call options
Zinc	10,800 MT	US$900/MT	January 2003 - December 2003

Future contracts
Zinc (*)	10,800 MT	US$895/MT	January 2003 - December 2003

Zinc	10,800 MT	US$869/MT	January 2003 - December 2003

Silver	600,000 Oz	US$5.10/Oz	January 2003 - December 2003

Silver	300,000 Oz	US$5.05/Oz	January 2003 - December 2003

(*) This derivative instrument has a daily fade-out provision if zinc price is at or below US$ 750/MT.

The mark-to-market value at December 31, 2002 of the outstanding derivative transactions is negative by S/.428,112,000.

Foreign currency exchange risk -

Sociedad Minera El Brocal S.A. -

In December of 2002, Sociedad Minera El Brocal S.A. signed a forward currency exchange contract to purchase US$1,000,000 in February 2003 at a rate of S/.3.5482 per U.S. dollar. As agreed under the contract, the Company was committed to establish a restricted fund in the amount of US$100,000 (S/.351,000) as of December 31, 2002. This restricted fund was created and is shown as "other accounts receivable", see Note 8(a) - Deposits in guarantee.

The fair value of this contract at December 31, 2002 is negative by S/.33,000.

Compañía de Minas Buenaventura S.A.A. -
Buenaventura has entered a forward currency exchange contract in order to hedge risks associated with a time deposit denominated in local Peruvian currency. For additional details; see Note 7.

At December 31, 2002, the fair value of this contract is negative by S/.3,341,000 and is presented as "other current liabilities" in the consolidated balance sheet; see Note 16.

Interest rate risk -

Sociedad Minera El Brocal S.A.A.

In 2001, Sociedad Minera El Brocal S.A.A. signed two interest rate contracts which swaped floating for fixed on a nominal value of US$7,750,000; these contracts each possessed a 24-month maturity. The annual fixed interest rates offered under the swap agreements were 4.7 percent and 3.7 percent.

During 2002, Sociedad Minera El Brocal S.A.A. entered into an additional interest rate contract that swaped LIBOR for a fixed annual rate of 3.05 percent; this swap agreement has a stated maturity of September 2005.

The mark to market value of these interest rate swap contracts was negative by S/.406,000 as of December 31, 2002, and is presented as other liabilities in the accrued liabilities caption, see Note 16.

33. Fair value of financial instruments

Fair value is defined as the amount at which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. Information about the fair value of the Company's financial instruments, including derivatives, is presented below:

- Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.
  The carrying amount of long-term debt, including current maturity, approximates its fair value based on analysis of rates currently available for similar debts in the market.

- The fair value of the investment held in Sociedad Minera Cerro Verde S.A. is S/.13,542,000 as of December 31, 2002 (S/.12,709,000 as of December 31, 2001). Fair value for this investment is determined based on quoted market price of shares.

- The estimated mark to market value of derivative contracts is based on quotations received from the Company's counter- parties (see Note 32), and is negative S/.431,892,000.

34. Sales commitments and concentrations

In 2002, the Company's three largest customers accounted for 35 percent, 32 percent and 12 percent, respectively, of total sales (31 percent, 17 percent and 15 percent of total sales in 2001). As of December 31, 2002, 83 percent of the trade accounts receivable are related to these customers (62 percent as of December 31, 2001). Each of these customers has executed one or more purchase and sale contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations. Currently, the Uchucchacua, Orcopampa, Julcani, Colquijirca, Shila, Ishihuinca and Antapite mines are subject to such purchase and sale agreements; these agreements have various maturity dates but do not extend beyond December 31, 2003.

35. Commitments and contingencies

(a) Environmental matters -

The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering Environmental Assessment (EVAP) and Environmental Adjustment and Management Programs ("PAMA") for each of the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila and Paula as well as the Environmental Impact Study ("EIA") of Antapite. As of December 31, 2002, the activities as defined in the PAMAs respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

(b) Land and mineral rights leases -

The Company has obtained the right to operate in certain areas through the execution of land lease contracts, as shown below:

Leaseholder	Leasing company	Year in which the contracts end	Royalties

Compañía de Minas Buenaventura S.A.A.	Sindicato Minero Orcopampa S.A. (Arequipa)	2013	10% concentrate revenues, subject to certain conditions.

Inversiones Mineras del Sur S.A.	El Futuro de Ica S.R.L. (Arequipa)	2015	7% of concentrate revenues.

Royalty expenses, which are included in the operating expenses section of the consolidated statements of income, are allocated among the mineral rights lease contracts, as follows:

	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Sindicato Minero Orcopampa S.A.	8,011	11,576	12,674
El Futuro de Ica S.R.L.	743	572	1,047
Other	893	1,126	-
	_________	_________	_________

	9,647	13,274	13,721
	_________	_________	_________

Royalties payable amount to S/.5,097,000, as of December 31, 2002 (S/.3,884,000 as of December 31, 2001), see Note 16.

(c) Legal processes -
Arbitrage on Cedimin S.A.C.'s shares -

In October 2000, Buenaventura signed a Transactional Agreement by means of which BRGM, Mine Or, Normandy and their related entities (SEREM) fully desisted to initiate or continue any action related to preferential rights of the Cedimin S.A.C.'s shares, which was under arbitrage before the International Chamber of Commerce. In December 2000, the controversy was definitively solved by a one-time payment, made by the Company through Compañía Minera Condesa S.A. (S/.143,035,000 at constant value as of December 31, 2002).

Damages claimed by a French citizen -

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Cedimin S.A.C. in exchange for a one-time payment of US$80 million, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand. At this date is not possible to predict when the court will rule on the motions, the possible outcome of such motions or a possible range of loss.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

(d) Exploration projects of the Company -

The Company, on its own behalf and acting as project operator, has commitments respective to the following exploration project:

Ccarhuarazo -

In accordance with rights assumed under the mining concession contract signed with Inversiones Mineras La Familia S.A.C. (La Familia) in January of 2001, Buenaventura has the authority to carry out exploration activities in the areas where La Familia holds mineral rights (department of Ayacucho). In exchange for the right to perform exploration on these concessions, the Company must pay to La Familia a compensation equivalent to 5 percent of the net revenues received on mineral concentrate extracted during the period covered by the contract.

In January of 2003, Buenaventura notified La Familia of its decision to terminate the mining concession contract. At the same time, Condesa notified the shareholders of La Familia of its decision to dissolve the purchase-sale agreement with reservation of ownership signed in February 2001.

With the cancellation of the above contracts, all obligations assumed by Buenaventura in their execution were extinguished.

(e) Joint Venture contracts -

Information respective to exploration projects undertaken in association with third parties, including commitments assumed by the Company, are presented below:

Poracota -

In accordance with the commitment letter signed in April of 2002 between Buenaventura, Southwestern Resources Corp. and Teck Cominco Limited, the following commitments have been assumed:

(i) A mining concession from Minas Poracota S.A. (100 percent owned by Minera del Suroeste S.A.C.), effective for a three-year period. This concession was received in exchange for an annual payment of US$1,000, and a commitment by Buenaventura to invest US$400,000, US$1,000,000 and US$1,600,000 during the first, second and third year, respectively, in exploration activities.

(ii) An option on 50 percent of the capital stock of Minas Poracota S.A. for US$4,500,000 for a three-year term. In order to maintain the right of exercise for the option, Buenaventura must pay US$600,000 (US$100,000 at the time of signing the commitment letter and US$200,000 and US$300,000, respectively, as of the first and second anniversaries of the effective date of the contract).

Additionally, Buenaventura has an option over 25 percent of the remaining capital stock of Poracota for a price of US$1,000. To execute this option, Buenaventura must have complied with the investment requirements stated in (i) and executed the option detailed in (ii).

Once the obligations established in (i) have been fulfilled and both stock purchase options have been executed, Buenaventura may perform a pre-feasibility study to evaluate the commercial viability of the project.

Los Pircos -

Through a contract signed in January of 2001, Buenaventura granted Minera Meridian Perú S.A. ("Meridian") an option and an irrevocable offer to create a company under the guidelines defined for a closed anonymous society ("SAC"): Buenaventura will have a 49 percent participation and Meridian will have a 51 percent participation. Currently, Meridian is the operator and may execute the option it holds when the accumulated investment reaches US$3,000,000.

Furthermore, once the entity is incorporated, Meridian may acquire from Buenaventura additional shares equal to 14 percent of the capital stock of the new entity for a price of US$1,000,000.

Salpo -

In April of 2002, the shareholders of Compañía Minera Salpo S.A. (Salpo), collectively "Grupo Wiese", granted to Buenaventura an option on 51 percent of the capital stock of Salpo, subject to an investment of US$2,000,000. The option has a 3-year term.

Once the option is executed, Buenaventura will have the option to buy an additional 9 percent of the capital stock of Salpo for US$900,000 payable immediately upon option exercise. In the event that as of December 31, 2005, Buenaventura has executed this second option and the proved and probable gold or equivalent metal reserves of the project have come to be estimated at 1,500,000 or above, Buenaventura will pay to Grupo Wiese an additional US$900,000.

Patagonia -

In February of 2003, Buenaventura signed a contract with the following Argentine companies: Lorenzon Ltd. (a subsidiary of a Peruvian mining company), Yamana Resources Inc., Yamana Resources Ltd., Recursos Yamana Ltd. and Recursos Yamana S.A., whose effective date was agreed to be April 12, 2002, (this date corresponds to the signing of a memorandum of understanding between Buenaventura and Yamana Resources Inc.).

Pursuant to the terms of this contract, Buenaventura is committed to acquire shares representing 50 percent of the capital stock of Yamana Resources Inc., and to carry out exploration activities in Santa Cruz, Argentina. The amounts to be invested are US$500,000, US$1,000,000 and US$1,350,000 in the first, second and third year, respectively. Additionally, Buenaventura has the option to increase its participation in Recursos Yamana Ltd. to 66.67 percent with the investment of an additional US$3,000,000 over a three-year period.

Samana -

In December of 2000, Buenaventura, Minera Ayacucho S.R.L. ("Ayacucho") and Newmont Limited, Perú Branch ("Newmont") signed a contract by virtue of which Ayacucho granted to Buenaventura the mining rights on certain of its properties until December 31, 2003. Currently, these areas are under exploration.

In compensation for the mining concession rights granted, Buenaventura will pay to Ayacucho an amount equivalent to 3 percent of the net sales value of extracted mineral once the commercial production starts.

36. Transactions with affiliated companies

(a) The Company had the following transactions with its affiliated companies during the year-ended
December 31, 2002:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma")

Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. Royalties earned amounted to S/.76,964,000 in 2002, S/.55,170,000, and S/.52,436,000 in 2000, and are presented as "royalty income" in the consolidated statements of income.

Minera Yanacocha S.R.L. ("Yanacocha")

Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/.77,663,000 in 2002, S/.15,238,000 in 2001 and S/.92,447,000 in 2000.

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2003. The revenues related to this service contract amounted to approximately S/.9,986,000 for the year-ended December 31, 2002.

In October of 2000, the Company and Newmont Mining Corporation agreed to combine interests that each company separately held in properties in northern Peru into Yanacocha, a company in which Buenaventura and Newmont Mining Corporation are the principal shareholders. Under the unification plan for these property interest and in accordance with agreements signed between the Company and Newmont Mining Corporation in December 2000, Buenaventura invoiced to Yanacocha approximately S/.36,994,000 for machinery and equipment, mining concession rights, inventory and land. The remaining balance at December 31, 2000 of S/.12,874,000 was fully collected in 2001.

In accordance with the terms of a contract signed between Yanacocha and Buenaventura on December 19, 2000, Buenaventura was engaged to be in charge of the administration of the China Linda lime plant; this contract had an original maturity of December 18, 2010; however, Yanacocha elected to terminate the contract in 2001 through a payment of US$1,800,000 (S/.6,434,000).

In November of 2000, Conenhua signed an agreement with Yanacocha for the construction of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work should be finished in October of 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services amounted to approximately S/.13,859,000 in 2002 (S/.2,259,000 in 2001).

(b) As a result of the above and other minor transactions, the Company has the following accounts receivable and payable from affiliated companies at December 31, 2001 and 2002:

	2001	2002
	S/.(000)	S/.(000)

Receivable
Minera Yanacocha S.R.L.	25,891	30,149
Other	1,228	178
	________	________
	27,119	30,327
	________	________

Payable
Minera Yanacocha S.R.L.	1,052	-
Other	15	22
	_________	_________
	1,067	22
	________	________

37. Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

The Company's consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. The effects of these differences are reflected in the approximations provided in Note 38 and are principally related to the items discussed in the following paragraphs:

Restatement of financial statements for general price level changes

Peruvian GAAP - Peruvian GAAP require the restatement of assets and liabilities into constant Peruvian Nuevos Soles as of the date of the latest financial statements presented. All non-monetary assets and liabilities and income statement amounts have been restated to reflect changes in the Peruvian wholesale price index, from the date the assets were acquired or the liabilities were incurred to the year-end. The purchasing power gain (loss) included in income (loss) reflects the effect of Peruvian inflation on the monetary liabilities of the Company during the year, net of the loss resulting from the effect of inflation on monetary assets held. See Note 3(c).

U.S. GAAP - Under U.S. GAAP, account balances and transactions are stated in the units of currency of the period when the transactions are originated. This accounting model is commonly known as the historical cost basis of accounting. SEC rules establish that foreign private issuers that prepare their financial statements in a reporting currency that comprehensively includes the effects of price level changes are not required to eliminate such effects in the reconciliation to U.S. GAAP. Therefore, the U.S. GAAP reconciliation of net income and shareholders' equity shown in Note 38 does not reflect as a difference the effect of the general price level restatement.

Impairment of long-lived assets

Peruvian GAAP - Up to December 31, 2000, impairment loss of long-lived assets was not mandatory under Peruvian GAAP; therefore, Peruvian corporations did not recognize any impairment loss as of that date. Effective January 1, 2001, impairment loss of long-lived assets is recognized according to International Accounting Standard (IAS) 36, "Impairment of Assets". See Note 3(m).

Impairment loss is recognized for the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The value in use of an asset is generally calculated as the present value of the estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario.

U.S. GAAP - Under Statement of Financial Accounting Standard N.144 "Accounting for the Impairment or Disposal of Long-Lived Assets" superseded SFAS 121. SFAS 144 establishes a single accounting model, based on the framework of SFAS 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"), for long-lived assets to be disposed of by sale. This statement was adopted on January 1, 2002 and there was no impact upon adoption.

Under SFAS 144, an impairment loss is measured as the amount by which asset-carrying value exceeds fair value. Fair value is generally determined using estimated cash flows analysis. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Once recognized, an impairment loss is not reversed.

Intangibles (exploration and development costs)

Peruvian GAAP - Until December 31, 1999, exploration costs of new mining sites were capitalized if there existed a reasonable probability of successful future exploitation. These costs were charged to expenses in the year in which management determined that no future value was expected from the respective mining sites.

Annually, management made an assessment of the future value of the mining units. Similar costs related to the currently exploited mining units were included in the operating costs of the period. Effective January 1, 2000, all exploration costs are charged to expenses as incurred. See Note 4(b).

Development costs are capitalized. On-going development expenditures to maintain production are charged to operations as incurred.

U.S. GAAP - Exploration costs incurred before development of a site begins are expensed as incurred.

Development costs are capitalized. On-going development expenditures to maintain production are charged to operations as incurred.

Amortization of intangibles (exploration and development costs)

Peruvian GAAP - Until December 31, 1999, the capitalized exploration costs under Peruvian GAAP were amortized using the units-of-production method on the basis of total estimated units of proven reserves. Effective January 1, 2000, these costs are charged to expenses as incurred. See Note 4(b).

The capitalized development costs are amortized using the units-of-production method on the basis of total estimated units of proven reserves.

U.S. GAAP - Exploration costs are expensed as incurred. The capitalized development costs are amortized using the units-of-production method on the basis of total estimated units of proven reserves.

Share in Yanacocha

Peruvian GAAP - In the consolidated financial statements, Yanacocha is accounted for by the equity method. Until December 31, 1999, the consolidated results and shareholders' equity include the share in Yanacocha, which is obtained from its financial statements prepared in accordance with Peruvian GAAP. Under Peruvian GAAP, Yanacocha's mine development costs are capitalized and amortized in one year. Effective January 1, 2000, Buenaventura's share in Yanacocha's income is retroactively modified to record principally the amortization of the mine development costs using the units-of-production method. This accounting treatment approximates U.S. GAAP and is consistent with Buenaventura's current accounting policy for amortizing mine development costs. See Note 4(c).

In addition, Buenaventura maintains the payment made in excess over the book value of Yanacocha's shares (recorded as mining concession within the investment caption) in Peruvian Nuevos Soles, its reporting currency.

U.S. GAAP - The consolidated results and shareholders' equity include the share in Yanacocha obtained from Yanacocha's financial statements prepared in accordance with U.S. GAAP.

Under U.S. GAAP, the mining concession in Yanacocha must be kept in the same functional and reporting currency of this entity, that is U.S. dollars, and not in Peruvian Nuevos Soles.

Income tax

Peruvian GAAP - Current income tax is determined in accordance with applicable legal regulations. In addition, under International Accounting Standard 12 (IAS 12), Peruvian corporations must recognize the tax effect of temporary differences between the financial reporting basis of their liabilities and assets and the related tax basis.

The deferred income tax asset is only recognized if it is probable that some portion or the entire deferred income tax asset will be realized. Otherwise, it is only disclosed in the notes to the financial statements.

U.S. GAAP - Under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"), which designates the liability method as the required accounting method for taxes in the United States, companies must recognize the tax effect of temporary differences between the financial reporting basis of their liabilities and assets and the related tax basis.

Under SFAS 109, the deferred income tax asset is recognized and reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Workers' profit sharing

Peruvian GAAP - Workers share in the profits of the Company by receiving a percentage of the Company's taxable income. Under Peruvian GAAP, Peruvian corporations must recognize a liability for temporary differences related to workers' profit sharing on a basis similar to that used for income tax.

Similar to income tax, the deferred workers' profit sharing asset is only recognized if it is more likely than not that some portion or all of the deferred workers' profit sharing asset will be realized. Otherwise, it is only disclosed in the notes to the financial statements.

In addition, the workers' profit sharing expense is shown in the consolidated statements of income in a similar way to the income tax expense presentation.

U.S. GAAP - The common practice is to recognize the effect of temporary differences between book and tax income related to workers' profit sharing on a basis similar to that used for income tax.

Similar to income tax, the deferred workers' profit sharing asset is recognized and reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred workers' profit sharing asset will not be realized.

In addition, the workers' profit sharing expense is shown in the consolidated statements of income as operating expenses.

Available-for-sale investments

Peruvian GAAP - Investments in which the Company's interest is lower than 20 percent (Sociedad Minera Cerro Verde S.A.) are stated at cost, less any permanent impairment.

U.S. GAAP - The investments must be classified, according to management's intent, into one of the following categories: trading, available- for-sale, or held-to-maturity. Available-for-sale investments should be marked-to-fair value, with the resulting unrealized gain or loss recorded directly to a separate component of equity until realized, at which time the gain or loss is recorded in income.

If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings (that is, accounted for as a realized loss).  The new cost basis is not changed for subsequent recoveries in fair value.

Amortization of goodwill

Peruvian GAAP - In 2001, Buenaventura paid an amount in excess of the book value of the shares of its subsidiary Consorcio Energético de Huancavelica S.A., and amortizes such excess (goodwill) using the straight-line method over a 10-year period.

U.S. GAAP - SFAS 142, "Goodwill and other Intangible Assets", effective January 1, 2002, requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. As shown in Note 38, the effect of adopting SFAS 142 was a decrease in annual amortization expense of S/.872,000 (US$248,000).

Legal reserve

Peruvian GAAP - In accordance with the General Corporations Law, the Company has created a legal reserve, which can be used only to offset losses or be capitalized and cannot be distributed as dividends.

U.S. GAAP - Accumulated losses generally cannot be offset against other components of shareholders' equity.

Capitalization of interest

Peruvian GAAP - Interest costs relating to construction are not capitalized.

U.S. GAAP - Statement of Financial Accounting Standard No. 34 "Capitalization of Interest Cost" ("SFAS 34"), states that a portion of interest paid during periods in which assets were constructed or developed must be capitalized. It is assumed that the proceeds of loans outstanding during construction periods were used to fund the construction.

No allocation of the interest paid relating to assets constructed or developed was included in the reconciliation presented in Note 38 as the interest to be allocated was not material (accumulated effect of S/.750,000 as of December 31, 2002).

Derivative financial instruments

Peruvian GAAP - The Company uses derivative financial instruments to mitigate certain market risks to which the Company is exposed. There are no specific rules for accounting for the derivative financial instruments in Peru. The Company uses the following accounting treatment to record its contracts:
  Gains and losses on derivative financial instruments designed to cover variations in commodity metal prices (economic hedge) are recorded upon settlement and are presented as "net sales" in the consolidated statements of income.
  Gains and losses on derivative financial instruments designed to cover interest rate variability are recorded as realized or accrued, and are presented as "interest expense" in the consolidated statements of income.
  When the exchange rate at the date of the consolidated balance sheet is less than the stated exchange rate fixed in a forward currency exchange agreement, the Company recognizes the corresponding loss in the consolidated statements of income.

IAS 39 "Recognition and Measurement of Financial Instruments" is effective in Peru on January 1, 2003. This IAS requires all assets or liabilities related to derivative instruments be recognized in the consolidated balance sheet at fair value. Unless certain criteria are met which allow the derivatives to qualify as hedges, changes in fair value must be recognized in the results of the period.

U.S. GAAP - SFAS N.133 requires recognition of all derivative instruments on the balance sheet as either assets or liabilities and measurement at fair value. Changes in the derivative's fair value will be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either Other Comprehensive Income or current earnings, depending on the nature of the instrument.

The commodity, interest rate and forward exchange rate contracts entered into by the Company fulfill strategic economic goals, but do not meet the strict FAS 133 criteria for hedge accounting treatment, and thus, these contracts are marked-to-market through earnings.

In 2002, the Company recognized the fair value of its derivative instruments through earnings. This represented an adoption of a new accounting principle and amounted to a loss of S/.46,184,000.

38. Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP

The following is a summary of the approximate adjustments to net income for the years ended December 31, 2000, 2001 and 2002 and to shareholders' equity as of December 31, 2001 and 2002 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	For the years ended December 31,
	______________________________________
	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)
Net income according to the financial statements prepared under Peruvian GAAP	249,098	217,208	388,526
	__________	__________	__________
Items increasing (decreasing) reported net income
Fair value of derivative instruments	(46,184)	(63,643)	(318,724)
Write-down of an available-for-sale investment to fair value	-	-	(5,634)
Depreciation originated by the impaired long-lived assets	1,496	810	602
Impairment of long-lived assets recorded under Peruvian GAAP	-	17,041	-
Exploration costs	153,771	-	-
Share in Yanacocha's equity- restated, see (a), (d)	(122,304)	(1,653)	(33,442)
Share in Yanacocha's equity - mining concession	-	-	540
Cumulative translation loss recorded under Peruvian GAAP (b)	20,856	-	-
Amortization of goodwill of Consorcio Energético de Huancavelica S.A.	-	-	872
Effect of U.S. GAAP adjustments on minority interest (c)	(14,822)	(5,645)	1,948
Deferred income tax asset, net	(51,901)	21,199	72,244
Deferred workers' profit sharing asset, net	(7,973)	1,473	23,115
Valuation allowance on deferred income tax and workers' profit sharing	58,897	(25,357)	(95,359)
	__________	__________	__________

Net adjustments	(8,164)	(55,775)	(353,838)
	__________	__________	__________

Net income under U.S. GAAP	240,934	161,433	34,688
Other comprehensive income (loss)
Cumulative translation adjustment, net of workers' profit sharing and income tax	(8,591)	(873)	(4,752)
Unrealized gain (loss) on available-for-sale investments	2,585	(9,047)	-
	__________	__________	__________

Total comprehensive income under U.S. GAAP	234,928	151,513	29,936
	__________	__________	__________

Accumulated other comprehensive income (loss) under U.S. GAAP	7,421	(2,499)	(7,251)
	__________	__________	__________
Basic and diluted income per share before cumulative effect of change in accounting principles under U.S. GAAP	2.27	1.28	0.28
Cumulative effect of change in accounting principle in basic and diluted earnings per share - derivate financial instruments	(0.36)	-	-
Basic and diluted income per share (in Peruvian Nuevos Soles)	1.91	1.28	0.28
	__________	__________	__________

Weighted average number of shares outstanding	126,252,152	126,608,152	127,221,219
	__________	__________	__________

(a) Buenaventura's accounting policies are similar to accounting policies followed by Yanacocha in preparing its financial statements under U.S. GAAP. Effective December 31, 2000, there are no differences between Peruvian GAAP and U.S. GAAP in recognizing the share in Yanacocha. The amount that appears in the above reconciliation table is the catch - up amount recorded under Peruvian GAAP, if the Company had recorded its equity share of Yanacocha's income using Yanacocha's U.S. GAAP net income. See Note 4(c) and Note 37: Share in Yanacocha.

(b) Under Peruvian GAAP, the Company made a retroactive adjustment (loss) to record cumulative translation adjustment when determining the equity participation of the investment in Yanacocha, see Note 4(a). Under U.S. GAAP, this effect had already been recognized in the corresponding periods.

(c) Represents the net effect of the U.S. GAAP adjustments on minority interest in the net income of the Company's consolidated subsidiaries.

(d) In 2002, Yanacocha restated its figures of prior years as a result of a reaudit requested by its Newmont Mining Corporation ("the Principal"). The principle changes were in connection with the useful lives of the property, plant and equipment and mine development costs; in certain instances, Yanacocha was using different useful lives for similar assets and in other cases, the Company was depreciating mine facility assets using useful lives in excess of the estimated life of the gold reserves. The effects in Buenaventura were as follows: S/.17,150,000 of increased retained earnings as of January 1, 2000, and additional expenses of S/.7,350,000 and S/.9,100,000 in 2000 and 2001, respectively.

In addition, in 2002, the SEC challenged the accounting treatment for inventories followed by the Principal and Yanacocha, consisting on charging the depreciation directly to expenses and not allocating to inventories. Before issuing the 2002 financial statements, the SEC requested the Principal and Yanacocha to restate their prior financial statements. The effects in Buenaventura were as follows: S/.13,763,000 of increased retained earnings as of January 1, 2000, and increased income of S/.11,532,000 and S/.7,447,000 in 2000 and 2001, respectively.

The financial statements of Yanacocha for 2000, 2001 and 2002 were audited by PricewaterhouseCoopers and have issued opinions on those years.

In 2002, the Company considered these restatements when determined the share in Yanacocha under Peruvian GAAP; consequently, there is no difference in the accounting treatment between Peruvian GAAP and U.S. GAAP as of December 31, 2002. The reconciliation of net income of 2000 and 2001, and shareholders' equity as of December 31, 2001 shows the amounts not recognized under Peruvian GAAP in and as of those years.

The next table shows the reconciliation item corresponding to the Yanacocha's share as reported in prior years and as restated:

	Year 2000	Year 2001
	S/.(000)	S/.(000)
Share in Yanacocha's equity, as originally issued	(126,486)	-
Adjustments	4,182	(1,653)
	__________	_________

Share in Yanacocha's equity, as restated	(122,304)	(1,653)
	__________	_________

The amounts shown in the net income reconciliation are presented before tax, except for the share in Yanacocha. The tax effect of each item, except the share in Yanacocha, is included in the deferred income tax line item.

	At December 31,
	__________________________
	2001	2002
	S/.(000)	S/.(000)

Shareholders' equity according to the financial statements prepared under Peruvian GAAP	1,509,523	1,852,068
	__________	__________
Items increasing (decreasing) reported shareholders' equity
Fair value of derivative instruments	(109,827)	(428,551)
Impairment of long-lived assets recorded under U.S. GAAP	(31,712)	(31,712)
Depreciation originated by the impaired long-lived assets	6,145	6,747
Impairment of long-lived assets recorded under Peruvian GAAP	18,492	18,492
Share in Yanacocha's equity, see (d)	33,442	-
Amortization of goodwill of Consorcio Energético de Huancavelica S.A.	-	872
Cumulative translation adjustment -Yanacocha's mining concession	-	(7,520)
Effect of U.S. GAAP adjustments on minority interest (a)	(4,776)	(2,740)
Fair value of available-for-sale investments	(6,462)	(5,634)
Deferred income tax asset, net	83,246	157,247
Deferred workers' profit sharing asset, net	25,835	49,516
Valuation allowance on deferred income tax and workers' profit sharing	(111,018)	(206,377)
	__________	__________
Net adjustments	(96,635)	(449,660)
	__________	__________
Shareholders' equity in accordance with U.S. GAAP	1,412,888	1,402.408
	__________	__________

  Represents the net effect of the U.S. GAAP adjustments on minority interest in the net equity of the Company's consolidated subsidiaries.
  As previously discussed, Yanacocha restated its financial statements of prior years to give effect to the two adjustment mentioned in (d) above. The following table summarizes the accumulated effect on the adjustments as of December 31, 2001:

S/.(000)

Accumulated earnings increase as of January 1, 2000	30,913
Year 2000 (gain)	4,182
Year 2001 (loss)	(1,653)
__________
Net adjustments as of December 31, 2001	33,442
__________

The following is a roll forward of the components of shareholders' equity under U.S. GAAP:

S/.(000)

Shareholders' equity in accordance with U.S. GAAP at December 31, 2000	1,293,419
Net income in accordance with U.S. GAAP	161,433
Declared and paid dividends	(45,902)
Cumulative translation adjustment, net of workers' profit sharing of S/.54 and deferred income tax of S/.256 (loss)	(873)
Proceeds from sale of treasury ADR	13,503
Fair value of available-for-sale investment	(9,047)
Other	355
__________
Shareholders' equity in accordance with U.S. GAAP at December 31, 2001	1,412,888
Net income in accordance with U.S. GAAP	34,688
Declared and paid dividends	(70,368)
Cumulative translation adjustment, net of workers' profit sharing of S/.566 and deferred income tax of S/.1,757	(4,752)
Proceeds from sale of treasury ADR	23,402
Reduction of unrealized losses on an available-for-sale investment due to a write down to fair value	6,462
Other	88
__________
Shareholders' equity in accordance with U.S. GAAP at December 31, 2002	1,402,408
__________

With regard to the consolidated balance sheets and statements of income, the following captions determined under U.S. GAAP would have been:

	At December 31,
	__________________________
	2001	2002
	S/.(000)	S/.(000)
Balance sheets
Investments	944,044	1,158,380
Property, plant and equipment, net	348,671	358,852
Mining concessions and goodwill, net	185,764	172,728
Total assets	1,916,731	2,167,613
Derivative instruments (liability)	109,827	428,551
Deferred income tax liability	12,971	12,773
Deferred workers' profit sharing liability	4,177	4,115
Total liabilities	469,389	716,980
Minority interest	34,454	48,225

	For the years ended December 31,
	____________________________________
	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Statements of income
Net sales	386,941	454,464	530,965
Depreciation	(30,623)	(36,428)	(37,765)
Assets impairment loss and write-off	-	(6,304)	-
Total operating costs and expenses	(454,998)	(501,918)	(519,399)
Operating income (expense)	(15,637)	7,698	88,530
Share in affiliated companies	283,693	198,464	297,911
Loss on derivative instruments, net	(4,834)	(4,361)	(269,803)
Write-down of an available-for-sale investment to fair value	-	-	(5,634)
Provision for income tax	(28,097)	(26,812)	(25,102)
Effect of change in tax law	3,670	(3,433)	-
Other current and deferred taxes	(31,767)	(23,379)	(25,102)
Income before cumulative effect of change in accounting principle	287,118	161,433	39,782
Cumulative effect of change in accounting principle - derivative financial instruments	(46,184)	-	-

39. Additional disclosures required by U.S. GAAP and the SEC

The provision for income tax is as follows:

	For the years ended December 31,
	______________________________________
	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)

Current	21,684	20,815	22,591
Deferred	6,413	5,997	2,511
	_________	_________	_________

Total	28,097	26,812	25,102
	_________	_________	_________

The tax effects of significant temporary differences are as follows:

	As of December 31, 2001	Effect on statement of income	Effect on net equity	As of December 31, 2002
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Deferred income tax asset
Market values of derivative instruments	27,284	79,168	-	106,452
Tax loss carryforward (i)	46,903	(8,155)	-	38,748
Impairment of long-lived assets	5,991	(22)	-	5,969
Stock Appreciation Rights	552	1,566	-	2,118
Cumulative translation adjustment - Yanacocha's mining concession	-	-	2,002	2,002
Accrual for mine closing and environmental protection expenses	2,571	(841)	-	1,730
Write-down of inventory	1,413	(21)	-	1,392
Accrual for employee vacations	33	513	-	546
Other	918	110	-	1,028
	_________	_________	_________	_________
	85,665	72,318	2,002	159,985
	_________	_________	_________	_________
Deferred income tax liability
Mineral stripping cost	(6,784)	(2,903)	-	(9,687)
Voluntary revaluation at acquisition (fair value)	(4,710)	360	-	(4,350)
Cumulative translation adjustment (ii)	(1,465)	-	(245)	(1,710)
Other	(14)	(42)	-	(56)
	_________	_________	_________	_________
	(12,973)	(2,585)	(245)	(15,803)
	_________	_________	_________	_________
	72,692	69,733	(1,757)	144,182
Valuation allowance (i)	(84,711)	(72,244)	-	(156,955)
	_________	_________	_________	_________

Deferred income tax liability, net	(12,019)	(2,511)	1,757	(12,773)
	_________	_________	_________	_________

(i) The Company does not record either the deferred income tax and workers' profit sharing assets or the valuation allowance when it is more likely than not that some portion or the entire deferred income tax asset will not be realized. It is only disclosed in notes to the financial statements. Under U.S. GAAP, the deferred assets and the corresponding valuation allowance are recorded.

(ii) The Company does not record the deferred income tax and workers' profit sharing liability originated by the cumulative translation adjustment. This is recognized in the income and shareholders' equity determined under U.S. GAAP.

The reconciliation of the income tax provision computed at the statutory Peruvian income tax rate to the provision for income tax recorded on an U.S. GAAP basis in the consolidated statements of income is as follows:

	For the years ended December 31,
	___________________________________________
	2000	2001	2002
	S/.(000)	S/.(000)	S/.(000)
Approximate income before income tax according to U.S. GAAP	311,719	191,506	81,638
Statutory income tax rate	30%	30%	27%
	_________	_________	_________
Expected income tax provision in accordance with U.S. GAAP	93,516	57,452	22,042
Effect of items increasing (decreasing) the effective tax rate
Share in affiliated companies (a)	(41,938)	(55,232)	(74,001)
Write-down of an available-for-sale investment to fair value	-	-	1,510
Cumulative effect of changes in accounting principles	19,067	-	-
Tax loss of the current year (b)	5,574	-	-
Effect of change in tax law	(3,670)	3,433	-
Other permanent items	7,449	(40)	3,307
	_________	_________	_________
Income tax expense (benefit) in accordance with U.S. GAAP	79,998	5,613	(47,142)
Change in valuation allowance	(51,901)	21,199	72,244
	_________	_________	_________

Income tax expense	28,097	26,812	25,102
	_________	_________	_________

(a) According to the income tax law, share in affiliated companies are not taxable.

(b) Tax loss of the current year cannot be used to the extent it is originated by non-taxable revenues.

Recently Issued Accounting Pronouncements

FAS 143, Accounting for asset retirement obligations

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. FAS 143 require entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, a liability is increased each period to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, we will record any gain or loss that occurs. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently in the process of assessing the effects of implementing the new standard.

FAS 146, Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146). FAS 146 addresses issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.

FAS 146 requires that the initial liability for costs associated with exit and disposal activities be measured at fair value. It prohibits the recognition of a liability based solely on an entity's commitment to a plan, and requires that the liability for costs associated with exit and disposal activities be re-evaluated each subsequent reporting period. FAS 146 requires costs for which a liability is not recorded expensed as incurred, even if those costs are incremental to other operating costs and will be incurred as a direct result of the plan. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of FAS 146 is prohibited, so liabilities recognized prior to the initial application of FAS 146 will continue to be accounted for under existing guidance.

FIN 45, Guarantor's accounting and disclosure requirements for guarantees

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees ("FIN 45"). FIN 45 clarifies the requirements of Statement No. 5, Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for these financial statements, but the provisions for recognition and measurement are effective only for guarantees that are issued or modified after December 31, 2002.

FIN 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", that addresses consolidation by business enterprises of variable interest entities, which has certain characteristics. The Board believes that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise.

This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

REPORT OF THE INDEPENDENT ACCOUNTANTS

January 31, 2003

To the Partners and the Executive Committee

Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheets and the related statements of profit and loss, of changes in partners' equity and of cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 16 to the financial statements, the financial statements as of December 31, 2001 and the years ended December 31, 2001 and 2000 have been restated from those previously issued to give effect to the correction of the charge for depreciation rates and to capitalize depreciation as a component of inventories.

Countersigned by

/S/ LUIS W. MONTERO (partner)

Luis W. Montero

Peruvian Public Accountant

Registration No.17729

MINERA YANACOCHA S.R.L.

STATEMENTS OF PROFIT AND LOSS

	___Year_ended_December_31,___
	2002	2001	2000
	________(in_thousands)_________
		Restated	Restated
Sales and other income:
Sales	$ 713,398	$ 517,800	$ 491,791
Interest and other income	1,415	1,767	3,602
	714,813	519,567	495,393
Costs and expenses:
Costs related to sales	(312,980)	(241,991)	(173,864)
Depreciation, depletion and amortization	(114,769)	(73,484)	(58,122)
Interest expenses and other	(16,837)	(17,813)	(5,430)
Exploration costs	(11,121)	(12,020)	(10,349)
Remediation costs, net	3,427	(220)	(9,965)
	(452,280)	(345,528)	(257,730)

Income before income tax provision and cumulative
effect of a change in accounting principle	262,533	174,039	237,663

Income tax provision	(64,611)	(40,242)	(43,066)

Net income before cumulative effect of a change
in accounting principle	197,922	133,797	194,597

Cumulative effect of a change in accounting principle,
net of tax of $2.8 million	-	-	(4,986)

Net income	$ 197,922	$ 133,797	$ 189,611

The accompanying notes are an integral part of these financial statements.

MINERA YANACOCHA S.R.L.

BALANCE SHEETS
	__At_December_31,
	2002	2001
	___(in_thousands)____
		Restated
ASSETS
Cash and cash equivalents	$ 46,841	$ 10,466
Restricted funds	15,848	12,688
Accounts receivable	-	181
Other receivables	33,889	26,239
Inventories	166,831	116,136
Prepaid taxes	-	16,837
Current assets	263,409	182,547

Property, plant and mine development, net	713,830	706,486
Intangible mineral interests, net	32,505	33,128
Long-term inventories	43,246	27,666
Deferred income tax assets	-	9,600
Other long-term assets	2,290	3,128

Total assets	$ 1,055,280	$ 962,555

LIABILITIES
Accounts payable	$ 22,834	$ 36,792
Accrued liabilities	35,697	28,212
Workers' profit sharing	15,341	8,608
Income tax payable	22,834	-
Current portion of long-term debt	41,619	26,087
Current liabilities	138,325	99,699

Long-term debt	73,335	172,214
Reclamation and remediation liabilities	29,427	26,395
Deferred profit sharing	26,523	27,296
Deferred income tax from tax benefit	-	9,600
Deferred income tax liability	107,212	94,123
Total liabilities	374,822	429,327

Commitments and Contingencies (Notes 11 and 15)

PARTNERS' EQUITY
Partners' contribution	208,616	208,616
Additional contribution	226	226
Restricted earnings	160,000	80,000
Retained earnings	311,616	244,386
Total partners' equity	680,458	533,228

Total liabilities and partners' equity	$ 1,055,280	$ 962,555

The accompanying notes are an integral part of these financial statements.

MINERA YANACOCHA S.R.L.

STATEMENTS OF CHANGES IN PARTNERS' EQUITY

	Partners'	Additional	Legal	Restricted	Retained
	contributions	contribution	reserve	earnings	earnings	Total
	________________________(in_thousands)_________________________
					Restated	Restated

Balances at January 1, 2000 (Restated)	$ 2,116	$ 226	$ 470	$ 122,000	$ 155,074	$ 279,886
Appropriation of retained earnings year 1999	-	-	-	71,000	(71,000)	-
Dividends paid	-	-	(470)	-	(59,596)	(60,066)
Net income of the year	-	-	-	-	189,611	189,611
Balances at December 31, 2000 (Restated)	2,116	226	-	193,000	214,089	409,431
Appropriation of retained earnings year 2000	-	-	-	13,500	(13,500)	-
Capitalization of restricted earnings	206,500	-	-	(206,500)	-	-
Dividends paid	-	-	-	-	(10,000)	(10,000)
Net income of the year	-	-	-	-	133,797	133,797
Appropriation of retained earnings year 2001	-	-	-	80,000	(80,000)	-
Balances at December 31, 2001 (Restated)	208,616	226	-	80,000	244,386	533,228
Appropriation of retained earnings year 2001	-	-	-	80,000	(80,000)	-
Dividends paid	-	-	-	-	(50,692)	(50,692)
Net income of the year	-	-	-	-	197,922	197,922
Balances at December 31, 2002	$ 208,616	$ 226	$ -	$ 160,000	$ 311,616	$ 680,458

The accompanying notes are an integral part of these financial statements.

MINERA YANACOCHA S.R.L.

STATEMENTS OF CASH FLOWS

	___Year_ended_December_31,____
	2002	2001	2000
	_________(in_thousands)_________
		Restated	Restated
Operating Activities
Net income	$ 197,922	$ 133,797	$ 189,611
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	114,769	73,484	58,122
Deferred income tax provision	27,969	23,971	30,734
Deferred income from tax benefits	(14,880)	-	(29,520)
Deferred profit sharing	(773)	6,963	9,711
Reclamation reserve	6,876	5,744	5,162
Write-off of inventories	667	811	-
Other	838	6,309	-
(Increase) decrease in operating assets:
Accounts receivable	181	5,398	(5,579)
Inventories	(42,586)	(20,002)	(14,019)
Prepaid taxes and expenses and other receivables	9,187	18,173	(11,887)
Increase (decrease) in operating liabilities:
Trade accounts payable and accrued liabilities	23,595	(25,708)	41,213
Payments on remediation activities	(3,844)	(954)	-
Net cash provided by operating activities	319,921	227,986	273,548

Investing activities
Additions to property, plant and mine development	(146,691)	(276,883)	(266,122)
Net cash used in investing activities	(146,691)	(276,883)	(266,122)

Financing activities
Proceeds from issuance of debt	28,850	75,633	53,000
Repayments of debt	(111,853)	(34,491)	(15,121)
Restricted funds	(3,160)	(2,412)	5,117
Debt issuance costs	-	-	(2,860)
Dividends paid	(50,692)	(10,000)	(60,066)
Net cash (used in) provided by financing activities	(136,855)	28,730	(19,930)
Net increase (decrease) in cash and cash equivalents	36,375	(20,167)	(12,504)
Cash and cash equivalents at the beginning of the year	10,466	30,633	43,137
Cash and cash equivalents at the end of the year	$ 46,841	$ 10,466	$ 30,633

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1 BUSINESS ACTIVITIES

Minera Yanacocha S.R.L. (the "Company") was incorporated on January 14, 1992 and began its operations in 1993. The Company is engaged in the exploration and production of gold under the mining concessions owned by S.M.R.L. Chaupiloma Dos de Cajamarca (Chaupiloma).

The Company is owned 51.35% by Newmont Second Capital Corporation, a 100% owned subsidiary of Newmont Mining Corporation ("Newmont"), 43.65% owned by Cia. Minera Condesa S.A. which is 100% owned by Cia. de Minas Buenaventura S.A.A. ("Buenaventura") and 5% owned by the International Finance Corporation.

The majority partners of the Company (or their affiliates) also own the majority interest in Chaupiloma. In accordance with a mining lease, amended effective January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in the year 2012, which can be extended at the Company's option.

Located in the Cajamarca province of Peru, the Company's operation consists of four open pit mines: the Carachugo/San José, Maqui Maqui, Cerro Yanacocha and La Quinua mines. The fourth open pit mine, La Quinua, began production in October 2001. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching cyanidation, followed by Merrill-Crowe zinc precipitation and smelting where a final doré product is poured. Gold-bearing ores from La Quinua require crushing and agglomeration prior to placement on leach pads. The doré is then shipped offsite for its refining and sold in worldwide gold markets.

Proven and probable reserves from these mines contained approximately 32.6 million (unaudited) and 34.2 million (unaudited) ounces of gold at December 31, 2002 and 2001, respectively.

During 2002, 2001 and 2000 the Company produced 2,285,584, 1,902,489 and 1,795,398 ounces of gold, respectively.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities to maintain production levels. Also, the cash flow and profitability of the Company's operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control.

In the fourth quarter of 2000, two of the Company's partners unitized their holdings in northern Peru into the Company. Under the unitization plan, the Company spent $45.7 million for mining claims, land, and a lime plant. The agreements signed to formalize the unitization contain certain commitments described in Note 15.

2 SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are stated in U.S. dollars, the Company's functional currency, since almost all its transactions are traded, collected and paid in such currency. All amounts are rounded to the nearest thousand ($000) unless otherwise stated.

The most significant accounting policies used for the recording of operations and in the preparation of the financial statements are as follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value. For purposes of the statement of cash flows, cash and cash equivalents comprise cash, savings accounts and other highly liquid current investments.

Inventories

In general, costs that are incurred in or benefit the productive process are inventoried. Inventories are carried at the lower of average cost or net realizable value. The current portion of inventories is determined based on the expected amounts to be processed within the next twelve months. Inventories not expected to be processed within the next 12 months are classified as long-term.

The major classifications of inventory are as follows:

ORE ON LEACH PAD

The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a leach plant where the gold-in-solution is recovered. For accounting purposes, value is added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). In general, the leach pad production cycles project recoveries of approximately 52% to 84% of the placed recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is terminated.

The current portion of leach pad inventories is determined based on engineering estimates of the quantities of gold at the balance sheet date that are expected to be recovered during the next twelve months.

PRECIOUS METALS

Precious metals inventories represent saleable gold doré or gold bullion and are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus refining costs, plus allocation of depreciation, depletion and amortization.

Property, Plant, and Mine Development

Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from 5 to 18 years, but do not exceed the related estimated mine life based on proven and probable reserves.

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop such property are capitalized as incurred and are amortized using the units-of-production ("UOP") method based on the estimated recoverable ounces mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body during the development stage of the project.

Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable ounces mined from proven and probable reserves. To the extent that these costs benefit the entire ore body, they are amortized over the estimated life of the body. Costs incurred to access specific ore blocks or areas that only provide benefit of access to that area are depreciated over the proven and probable reserves of the specific ore area.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Interest expense allocable to the costs of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Gains or losses from normal sales or disposal of assets are included in other income.

Intangible Mineral Interests

Intangible mineral interests include acquired proven and probable reserves and undeveloped mineral interests.

Mineral Interests

Undeveloped mineral interests include (i) Other mineralized material includes primarily inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and (ii) Other exploration potential, which is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area.

Proven and probable reserves are amortized on a UOP basis over the respective mine lives. Undeveloped mineral interests are amortized on a straight-line basis over their estimated useful lives taking into account residual values. At such time as an undeveloped mineral interest is converted to proven and probable reserves, the remaining unamortized basis is recategorized and amortized on a UOP basis as described above.

Residual Values

Residual values for undeveloped mineral interests and royalty interests associated with undeveloped mineral interests represent the expected fair value of the interests at the time the Company plans to convert, develop, further explore or dispose of the interests. The residual values range from 50 to 90% of the gross carrying value of the respective undeveloped mineral interests.

Expected Useful Lives

Determination of expected useful lives for amortization calculations are made on a property-by-property basis. Mineral interests associated with operating mines are amortized over the estimated life of the mine. The useful lives currently associated with assets amortized on a UOP are until 2013.

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. An impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. Fair value is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows include estimates of recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. The term "recoverable ounces" refers to the estimated amount of gold or silver that will be obtained from proven and probable reserves after taking into account losses during ore processing and treatment. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flow from other asset groups. Assumptions underlying future cash flows estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" for long-lived assets to be disposed of by sale. The statement was adopted on January 1, 2001 and there was no impact upon adoption.

Reclamation and Remediation Costs

Estimated future reclamation costs are based principally on legal and regulatory requirements. Such costs are accrued and charged over the expected operating lives of the mines using the unit-of-production method based on proven and probable reserves.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which established a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement will be adopted as required on January 1, 2003, when the Company will record the estimated present value of reclamation liabilities ("asset retirement obligation" or "ARO") and increase the carrying amount of the related asset ("asset retirement cost" or "ARC") to be retired in the future. Subsequently, the ARC will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. The Company expects to record approximately $50 million in the ARC, net, an increase of approximately $72.1 million to the ARO, an increase of $7.9 million to deferred tax liabilities, and an increase of $2.3 million to deferred profit sharing liabilities at January 1, 2003, with a cumulative effect charge on adoption of approximately $32.4 million to be recorded in results of operations in the first quarter of 2003.

Deferred Income Tax and Deferred Profit Sharing

The Company accounts for income tax and profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset for the Company as of the end of the year, as measured by the statutory tax and profit sharing rates in effect as enacted. The Company derives its deferred income tax provision or benefit and profit sharing charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income tax and profit sharing rates.

Revenue Recognition

The Company changed its accounting method for revenue recognition in the fourth quarter of 2000 effective January 1, 2000, in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, such that revenue is recognized when the price is determinable and upon delivery and transfer of title of gold to the customer. Previously, revenue was recognized when the production process was complete or when gold was poured in doré form at the mine.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value), the potential impairment of long-lived assets and workers' profit sharing. These estimates and assumptions also affect the rate at which depreciation, depletion and amortization are charged to earnings. As noted above, commodity prices significantly affect the Company's profitability and cash flow. In addition, management estimates costs associated with reclamation of mining properties and legal environmental contingent liabilities. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the 2002 presentation.

3 OTHER RECEIVABLES

At December 31,

2002 2001

Value added tax credit $ 18,800 $ 11,939

Claims to tax authorities 10,338 10,338

Others 4,751 3,962

$ 33,889 $ 26,239

The above claims to tax authorities at December 31, 2002 and 2001 include value-added taxes paid but not reimbursed of approximately $9.6 million and income tax of approximately $0.7 million (Note 15).

4 INVENTORIES

At December 31,

2002 2001

Ore on leach pads $ 179,311) $ 113,917)

Precious metals 4,658) 6,395)

Materials and supplies #9; 26,108) #9; 23,490)

210,077) 143,802)

Less: non-current portion of ore on leach pad (43,246) (27,666)

$ 166,831) $ 116,136)

5 PROPERTY, PLANT AND MINE DEVELOPMENT

At December 31,

2002 2001

Land $ 13,240) $ 12,489)

Buildings and equipment 971,899 ) 853,856)

Mine development 167,355) 141,333)

Construction-in-progress #9; 22,202) #9; 21,172)

1,174,696) #9; 1,028,850)

Accumulated depreciation and depletion (460,866) (322,364)

$ 713,830) $ 706,486)

Cost and accumulated depreciation of leased assets included under buildings and equipment amount to $30.2 million and $11.8 million, respectively, as of December 31, 2002, and $30.5 million and $6.2 million, respectively, as of December 31, 2001.

6 INTANGIBLE MINERAL INTERESTS

	At December 31, 2002			At December 31, 2001
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Intangible mineral interests:

Producing property - proven
and probable reserves	$ 8,432	$ (957)	$ 7,475	$ 8,432	$ (571)	$ 7,861
Undeveloped mineral interests	25,267	(237)	25,030	25,267	-	25,267
Total	$ 33,699	$ (1,194)	$ 32,505	$ 33,699	$ (571)	$ 33,128

At December 31, 2002 and 2001 this account comprises intangible mineral interests with an original cost of approximately $33.7 million acquired under the unitization plan described in Note 1. Of the original cost of $33.7 million, $8.4 million corresponds to proven and probable reserves of the lime mine of China Linda and $25.3 million corresponds to other mineralized interests of mines that are not in operation.

7 ACCRUED LIABILITIES

At December 31,

2002 2001

Accounts due to contractors $ - $ 8,785

Remuneration payable 7,982 6,483

Accounts payable to related parties (Note 12) 3,116 5,260

Taxes payable 2,861 1,720

Accruals 21,738 5,964

$ 35,697 $ 28,212

8 WORKERS' PROFIT SHARING

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

In 2002, the workers' profit sharing amounted to $24.1 million which has been included in the costs applicable to sales in the statement of profit and loss ($8.6 million in 2001). This participation is deductible for income tax purposes.

Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation.

Supreme Decree N.009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees, be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo - FONCALPROEM. This entity, created by Legislative Decree N.892, is responsible for managing this fund, which is intended for future training or employment generation in Peru. The Company made no payments to FONCALPROEM in 2002 and 2001.

9 LONG-TERM DEBT

At December 31,

2002 2001

International Finance Corporation $ 50,000) $ 100,000)

Trust Certificates 44,000) 64,000)

Newmont Perú Limited, Sucursal del Perú 12,582) 15,022)

Banco de Crédito del Perú 6,000) 13,000)

Citileasing S.A. - ) 2,836)

Mobil Oil del Perú S.A. 1,487) 1,879)

Others #9; 885) #9; 1,564)

114,954) #9; 198,301)

Current maturities (41,619) (26,087)

$ 73,335) $ 172,214)

Scheduled minimum long-term debt repayments are $41.6 million in 2003, $36.0 million in 2004, $16.2 million in 2005, $15.1 million in 2006, $2.0 million in 2007 and $4.0 million thereafter.

International Finance Corporation ("IFC")

On December 22, 1999, the Company entered into a $100 million loan agreement with the IFC. At December 31, 2002, $50 million was outstanding. This loan, comprised of two-tiers (a $20 million A Tranche and a $80 million B Tranche), is a revolving facility convertible into a term loan. The A Tranche has a five-year revolving availability period and converts to a five-year term loan. The B Tranche converted to a four-year term loan in December 2002. Initial draw-downs under the loan were used for development of La Quinua project; however, the loan accommodates repayments during the revolving availability period and any subsequent borrowings may be used for other development purposes. Interest applicable to the A Tranche is based on the London Interbank Offering Rate ("LIBOR") plus 2.375%. Interest applicable to the B Tranche is based on LIBOR plus 2.0% through the 2nd anniversary of the agreement, LIBOR plus 2.25% from year 2 to year 4 and after the 4th anniversary LIBOR plus 2.5%. The loan is collaterized by certain of the Company's assets. Interest rates for the period that the A Tranche had an outstanding balance during 2002 and at December 31, 2002 were 4.271% and 4.202%, respectively. During 2001 and at December 31, 2001, the comparative interest rates were 7.7% and 5.5%, respectively. Interest rates for the period the B Tranche had an outstanding balance during 2002 and at December 31, 2002 were 4.132% and 4.077%, respectively. During 2001 and at December 31, 2001, the comparative interest rates were 7.3% and 5.2%, respectively. The carrying amount of the loan is estimated to approximate its fair market value.

Trust Certificates

The Company issued debt through the sale of $100 million 8.4% 1997 Series A Trust Certificates to various institutional investors. The proceeds from the Trust Certificates were primarily used to finance the Cerro Yanacocha project. At December 31, 2002 and 2001, $44 million and $64 million, respectively, were outstanding. Interest on the Trust Certificates is fixed at 8.4% and repayments are required on a quarterly basis through 2004. The fair value can not be practically determined due to lack of available market information for this type of debt.

The Trust Certificates are collaterized by certain of the Company's assets and also are specifically secured by future gold sales, through a trust agreement with the Bank of New York.

Banco de Crédito del Perú

The Company has a $40 million line of credit with Banco de Crédito del Perú at an annual interest rate of LIBOR plus 0.75% until June 2003 and LIBOR plus 2% from July 2003 forward. Any borrowings under this facility must be repaid by July 22, 2004. At December 31, 2002, $6 million was outstanding. The interest rates during 2002 and at December 31, 2002 were 2.847% and 2.799%, respectively. During 2001 and at December 31, 2001, the interest rates were 6.5% and 4.6% respectively. The carrying amount of the loan is estimated to approximate its fair market value.

Newmont Peru Limited, Sucursal del Perú

In October 2001, the Company entered into an agreement with Newmont Peru Limited, Sucursal del Perú (100% owned subsidiary of Newmont) for the lease of haulage and drilling equipment, with a purchase option for all or part of the leased equipment. The lease is accounted for as a capital lease and is subject to monthly rental payments through September 2006. The interest rate for the period the lease was outstanding in 2002 and 2001 and at December 31, 2002 was 16%.

Citileasing S.A.

In December 1999, the Company entered into a lease agreement with Citileasing S.A. for equipment in connection with the termination of its mining contract with Zublin Chile Ingeniería y Construcciones Ltda. The payments have finished in year 2002 and the Company has exercised the purchase option. This lease was accounted for as a capital lease. The interest rate was 11.8%.

Mobil Oil del Perú S.A.

The Company has an installment purchase agreement with Mobil Oil del Perú S.A. for the purchase of certain fueling station assets through 2006. The interest rate for 2002 and 2001 and at December 31, 2002 and 2001 was 9.1%. The fair market value cannot be practicably determined due to the lack of available market information for this type of debt.

Restricted Funds

Under terms of the Trust Certificates loan, the Company maintains an escrow account for the next interest and principal installment due. Such amount totaled $15.8 million and $12.7 million as of December 31, 2002 and 2001, respectively. The escrow account amounts are included in restricted funds. Under certain conditions, a portion of these amounts may be used for scheduled debt payments.

Compliance with Covenants

The financing agreements contain certain covenants that limit indebtedness and payment of dividends to partners, among others. In addition, the Company must maintain certain financial ratios as provided in the financing agreements. At December 31, 2002 and 2001, the Company was in compliance with these covenants.

BBVA Banco Continental

The Company has a $20 million line of credit with BBVA Banco Continental at an annual interest of Libor plus 0.8% with a maturity date of June 30, 2003. At December 31, 2002, no amount has been used from this line of credit.

10 PARTNERS' EQUITY

Partners Contributions

Partners' contributions represent 714,960,104 common participations with a par value of one Peruvian Nuevo sol each, fully subscribed and paid. Such participations include 402,880,080 that are owned by non-Peruvian investors.

On December 31, 2001, partners approved the capitalization of $206.5 million (equivalent to S/.710,360,000) from restricted earnings to partners' contributions related to the 1998 and 1999 Reinvestment Programs (Note 11). The Company cannot reduce its partners' contributions within four consecutive years following the related capitalization.

Under current Peruvian regulations, there is no restriction on remittance of dividends or repatriation of foreign investment, except as discussed in sections below.

The legal structure of the Company is that of a Limited Liability Partnership. The main characteristics of such structure are: (i) the number of partners cannot be more than 20, (ii) the capital is represented by participations, and (iii) there is no obligation to create a legal reserve.

Restricted Earnings

As explained in Note 11, $160 million of earnings were restricted as a result of the application of the 2001-2004 Reinvestment Program.

In 2001 the Company capitalized $206.5 million corresponding to the 1998 and 1999 Reinvestment Programs, duly approved by the Ministry of Energy and Mines (Note 11).

Retained Earnings

Effective January 1, 2003, the dividends in favor of partners not domiciled in Peru are subject to a withholding income tax of 4.1%.

11 TAX SITUATION

The Company has entered into the following tax stabilization agreements, each with a term of 15 years:

Date of the Tax regimes

Mine Effective tax agreement in force

Carachugo/San José January 1, 1995 May 19, 1994 October 29, 1999

Maqui Maqui January 1, 1997 September 12, 1994 May 6, 1994

Cerro Yanacocha January 1, 2000 September 16, 1998 May 22, 1997

These agreements guarantee the Company's use of the tax regimes shown in the table above and permit maintenance of its accounting records in U.S. dollars.

The Company is applying to the Ministry of Energy and Mines for a tax stabilization agreement for La Quinua mine.

Management has determined the taxable income according to its understanding, and that of its legal advisors, of the applicable tax legislation. This legislation requires adding to and deducting from income shown in the financial statements, those items that the referred legislation recognizes as taxable and non-taxable, respectively.

At December 31, 2002 the income tax rate is 30% for the income of the mines with tax stabilization agreements and 27% in the case of La Quinua mine which is subject to the General Regime of income tax. The income tax and the workers' profit sharing have been determined as follows:
	Years Ended December 31,
	2002	2001	2000

Income before workers' profit sharing and income tax in accordance with Peruvian GAAP	$ 303,446)	$ 105,966)	$ 188,000)
Plus: Reclamation liability	6,876)	5,743)	5,161)
Non-deductible expenses	5,978)	4,213)	4,600)
Others	5,187)	1,875)	3,727)
	18,041)	11,831)	13,488)
Less: Amortization of mine development and of concessions	(11,387)	-)	(33,354)
Application of reclamation liability	(3,844)	(953)	-)
Others	(4,876)	(9,248)	(23,724)
	(20,107)	(10,201)	(57,078)
Base to calculate the workers' profit sharing	301,380)	107,596)	144,410)
Workers' profit participation (8%)	(24,110)	(8,608)	(11,553)
Sub-total	286,518)	98,988)	132,857)
Tax benefit on reinvested earnings	(96,000)	(42,800)	( - )
Taxable income	$ 181,270)	$ 56,188)	$ 132,857)
Income tax (30%)	$ 54,381)	$ 16,856)	$ 39,857)
Credit for donations	(416)	(375)	(143)
Adjustment due to the income tax rate applicable to La Quinua mine	(2,443)	( - )	( - )
Net income tax	$ 51,522)	$ 16,481)	$ 39,714)

As of December 31, 2001, income tax prepayments of $16.8 million are included in the account prepaid taxes and expenses, in the balance sheet.

Pursuant to Supreme Decree N.027-98-EF, mining companies can obtain a tax benefit ("Investment Credit") by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company's productivity ("Reinvestment Program"). Investment Credits, based on 80% of amounts reinvested, are obtained by application to and approval by the Ministry of Energy and Mines.

On January 30, 2002, the Company sent for its approval to the Ministry of Energy and Mines the 2001-2004 Reinvestment Programs for $255 million, which is still pending approval as of the date of the financial statements. In accordance with such program, for 2002 the Company elected to reinvest $80 million, recognizing a benefit which generated a reduced income tax expense of $19.2 million for 2002. For 2001, the Company also elected to reinvest $80 million under this program generating a benefit which reduced income tax payable of $19.2 million for 2001; income tax expense was reduced by $9.6 million in both 2001 and 2002 as 50% of these benefits were recognized in each year. The $9.6 million realized in 2002 is reflected as deferred income from tax benefit as of December 31, 2001. The total tax benefit recognized in 2002 was $28.8 million for the Reinvestments Programs. Non-distributed earnings associated with these investment credits are presented as restricted earnings as of December 31, 2002.

In December 2001, the Ministry of Energy and Mines approved the 1998 Reinvestment Program and its extension to $206.5 million. As a consequence of the approval of such extension, an additional $13.5 million was transferred from retained earnings to restricted earnings and subsequently capitalized. This additional investment generated a reinvestment credit of $10.8 million that was recognized with charge to the taxable income, which generated a reduced income tax of $3.2 million.

Income tax returns for the years 1998 to 2002 (prepared in U.S. dollars) are still subject to review by the tax authorities, although during 2000, the tax authorities reviewed the income tax and value added tax returns for 1998 and 1999 (Note 15). It is uncertain whether or not any liability will result from such review. If additional taxes are assessed, resulting payment or surcharges will be recorded in the year of settlement. The Company believes that any such assessments should not be significant to the financial statements.

The Company's income tax provision consisted of the following:

Years Ended December 31,

2002 2001

Current $ 51,522 $ 16,271

Deferred 13,089 23,971

Total $ 64,611 $ 40,242

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30 percent to pre-tax income as a result of the following:

Years Ended December 31,

2002 2001

Income before income tax provision $ 262,533) $ 174,039)

Statutory rate 30%) 30%)

Income tax at statutory rate 78,760) 52,212)

1998 investment credit -) (3,240)

2001 investment credit (28,800) - )

2001 deferred investment credit 14,880) #9; (9,600)

Difference due to the income tax

rate of La Quinua mine (2,443) - )

Permanent items 2,214) 870)

Total income tax expense $ 64,611) $ 40,242)

Components of deferred income tax liabilities and assets were as follows:

Years Ended December 31,

2002 2001

Deferred tax liabilities -

Property, plant and mine development costs $ 106,352) $ 108,737)

Benefit by reinvesting 14,880) - )

Debt issuance costs 683) 934)

Other 927) 414)

122,842) 110,085)

Deferred tax asset -

Reclamation costs (8,828) (7,918)

Deferred profit sharing (7,957) (7,376)

Other 1,155) (668)

(15,630) (15,962)

Net deferred tax liability $ 107,212) $ 94,123)

12 RELATED PARTY TRANSACTIONS

Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliated companies. The corresponding charges totaled $14.1 million, $12.0 million and $15.9 million in 2002, 2001 and 2000, respectively. Trade accounts payable and accrued liabilities include $1 million and $2.4 million, respectively, at December 31, 2002 for such services and $7.9 million and $1.2 million, respectively, at December 31, 2001.

As described in Note 1, the Company pays Chaupilloma a 3% royalty on quarterly production at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $26.1 million, $15.3 million and $14.8 million in 2002, 2001 and 2000, respectively. Accrued liabilities included $6.4 million and $4.1 million at December 31, 2002 and 2001, respectively, for such royalties.

13 SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided by operating activities included the following cash payments:

Years Ended December 31,

2002 2001

Income taxes paid $ 11,582 $ 44,247

Interest, net of amounts capitalized $ 8,888 $ 5,512

In 2001 and 2000, the Company recorded certain lease/purchase obligations that resulted in non-cash increases to property, plant, equipment and mine development and long-term debt of $15.9 million and $2.3 million, respectively.

14 MAJOR CUSTOMERS AND EXPORT SALES

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. In 2002, sales to two customers accounted for 86% of total annual sales. In 2001, sales to two customers accounted for 100% of total annual sales.

All gold sales were made outside of Peru.

15 CONTINGENCIES AND COMMITMENTS

Tax Contingencies

During 2000, the tax authorities reviewed income tax and value added tax returns for the years 1998 and 1999 and value added tax returns for January and February 2000. As a result, the Company received tax-related assessments of $24.9 million, of which $9.6 million was directly offset against pending value added tax refunds. The Company has filed appeals against these assessments.

In the opinion of the Company's management and its tax advisors, the resolution of these appeals will not result in adverse or material impacts to the financial position or results of operations.

Environmental and Natural Resources Code

The Company's mining and exploration activities are subject to Legislative Decree 613 published on September 8, 1990, which is regulated by Supreme Decrees N.016-93-EM, N.059-93-EM and N.029-99-EM dated April 28 and December 10, 1993 and July 12, 1999, respectively. These rules govern the protection of the environment. The Company conducts its operations so as to protect public health and environment and believes it operates in compliance with all applicable laws and regulations. The Company accrues for its expected future reclamation and closure liabilities on a unit-of-production basis, and such liability totaled $29.4 million and $26.4 million at December 31, 2002 and 2001, respectively.

In 2002, the Company used $3.8 million ($1.0 million in 2001) of the reclamation liability for final reclamation works in areas where there is projected to be no further disturbance.

Unitization of Properties

In December 2000, as a result of the unitization plan mentioned in Note 1, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

  The Company must pay to Chaupilloma, S.M. Coshuro R.L. and Buenaventura, 3 percent on quarterly net sales of mineral extracted from the transferred and leased concessions. These properties are under exploration, except for the lime concession.

  The Company must pay to Los Tapados S.A. (information related to price per ounce is stated in U.S. dollars): 3 percent on quarterly net sales of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals extracted as follows (i) 2% for copper, (ii) 3% for silver and (iii) 2% if the gold price is less than $320 per ounce; 3% if the gold price is equivalent or higher than $320 but less than $360 per ounce; 4% if the gold price is equivalent or higher than $360 but less than $400 per ounce and, 5% if the gold price is equivalent or higher than $400 per ounce. This property is under exploration.

  Originally Buenaventura was the administrator of the lime plant acquired. The agreed monthly fee was $10 thousand plus reimbursement of all incurred costs. The agreement was to expire on December 18, 2010. Effective January 2, 2002, the Company decided to terminate the agreement; as a consequence, approximately $2 million compensation was paid in favour of Buenaventura at the date of the transfer of the plant administration. Such amount is shown as interest expense and other in the statement of profit and loss.

Mercury Spill Liability

In June 2000, a transport contractor of the Company spilled approximately 151 kilograms (330 pounds) of mercury near the town of Choropampa, Peru, which is located 53 miles southwest of the mine. Mercury is a by-product of gold mining and was sold to a Lima firm for use in medical instrumentation and other industrial applications. A comprehensive health and environmental monitoring and remediation program was undertaken by the Company. In August 2000, the Company paid, under protest, a fine of 1,740,000 Peruvian nuevos soles (approximately $0.5 million) to the Peruvian Government. The Company entered into settlement agreements with a number of individuals impacted by the incident. In addition, it has entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident.

On September 10, 2001, the Company and other defendants were named in a lawsuit by over 900 Peruvian citizens in Denver District Court of the State of Colorado. This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the court on July 30, 2002. Plaintiffs' attorneys have appealed this dismissal.

In July 2002, other lawsuits were served against the Company, various wholly owned subsidiaries of Newmont Mining Corporation and other defendants in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the elemental mercury spill incident. All but one of these lawsuits has been stayed pending the outcome of the appeal in the September 2001 matter. A motion to stay the one remaining lawsuit is currently pending before the Court.

Additional lawsuits relating to the Choropampa incident were filed against the Company in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits previously have entered into settlement agreements with the Company.

The Company cannot predict the final outcome of any of the above-described lawsuits but considers that any adverse decision will not have material effect on its financial position.

As of December 2002 the Company has expensed approximately $6.8 million, net of insurance refunds, for public works, remediation efforts, personal compensation and the fine. The Company cannot predict the likelihood of any additional expenditures related to this matter.

Cerro Quilish

The level of conflict between the central government and local governments throughout Peru over regulatory authority, privatization policy, entitlement to revenue streams, and other issues continues to be high. The Company is involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that government body to regulate the development of the Cerro Quilish ore deposit (which contains reserves of 1.9 million equity ounces). Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality has enacted an ordinance declaring Cerro Quilish and its watershed to be a reserved and natural protected area. The Company has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. In May 2002, the Peruvian Constitutional Tribunal was fully empanelled in Lima to hear the case. The case was heard in early 2003 and a decision is expected shortly.

Even if the Constitutional Tribunal determines that the municipal ordinance is valid, Peruvian law provides that pre-existing rights are to be respected. The Company acquired the mining concessions in the Cerro Quilish area many years before the adoption of the contested ordinance.

The Company is committed to completing a full environmental impact study prior to initiating any development at Cerro Quilish, and will adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. While the central government has the primary responsibility and the necessary technical expertise to regulate this matter, the Company is also committed to working with the local government and other affected stakeholders in completing the required studies and designing and implementing any necessary mitigation measures.

Legal Proceedings

The Company is from time to time involved in various legal proceedings of a kind normal to its business. It does not believe that adverse decisions in any pending or threatened proceedings or that amounts which it may be required to pay by reason thereof will have a material adverse effect on its financial condition or results of operations.

16 RESTATEMENTS OF FINANCIAL STATEMENTS

The previously issued financial statements of 2001 and 2000 have been restated to give effect to:

(i) the correction of prior year depreciation rates, and

(ii) to capitalize depreciation costs as a component of inventories.

As follow are shown the restated balance sheet at December 31, 2001, the restated statement of profit and loss for the years 2001 and 2000 and the restated statement of cash flows for the years 2001 and 2000:

RESTATEMENT OF BALANCE SHEETS

	At December 31, 2001
	As Previously	Adjustments		As
	Reported	(i)	(ii)	Restated
	(in thousands)
Assets
Cash and cash equivalents	$ 10,466	$ -	$ -	$ 10,466
Restricted funds	12,688	-	-	12,688
Accounts receivable	181	-	-	181
Other receivables and other long term assets	29,367	-	-	29,367
Inventories (current and long-term)	110,728	-	33,074	143,802
Prepaid taxes	16,837	-	-	16,837
Property, plant and mine development, net	705,698	788	-	706,486
Intangible mineral interests, net	33,128	-	-	33,128
Deferred income tax assets	9,600	-	-	9,600
Total assets	$ 928,693	$ 788	$33,074	$ 962,555
Liabilities
Accounts payable	$ 36,792	$ -	$ -	$ 36,792
Accrued liabilities	28,212	-	-	28,212
Workers' profit sharing	8,608	-	-	8,608
Current portion of long-term debt	26,087	-	-	26,087
Long-term Debt	172,214	-	-	172,214
Reclamation and remediation liabilities	26,395	-	-	26,395
Deferred profit sharing	24,587	63	2,646	27,296
Deferred income tax from tax benefit	9,600	-	-	9,600
Deferred income tax liability	84,777	217	9,129	94,123
Total liabilities	417,272	280	11,775	429,327
Partners' equity
Partners' contribution	208,616	-	-	208,616
Additional contribution	226	-	-	226
Restricted earnings	80,000	-	-	80,000
Retained earnings	222,579	508	21,299	244,386
Total partners' equity	511,421	-	-	533,228
Total liabilities and partners' equity	$ 928,693	$ 788	$33,074	$ 962,555

RESTATEMENT OF STATEMENT OF PROFIT AND LOSS

	Year Ended December 31, 2001
	As
	Previously	Adjustments		As
	Reported	(i)	(ii)	Restated
	(in thousands)

Sales and other income:
Sales	$ 517,800	$ -	$ -	$ 517,800
Interest and other income	1,767	-	-	1,767
	519,567			519,567
Costs and expenses:
Costs related to sales	(242,125)	738	(604)	(241,991)
Depreciation, depletion and amortization	(75,924)	(9,229)	11,669	(73,484)
Interest expenses and other	(13,698)	-	(4,115)	(17,813)
Exploration costs	(12,020)	-	-	(12,020)
Remediation costs, net	(220)	-	-	(220)
	(343,987)	(8,491)	(6,950)	(345,528)
Income before income tax provision and cumulative effect of a change in accounting principle	175,580			174,039

Income tax provision	(40,705)	2,547	(2,084)	(40,242)

Net income before cumulative effect of a change in accounting principle	134,875	-	-	133,797

Cumulative effect of a change in accounting principle	-	-	-	-

Net income	$ 134,875	$ (5,944)	$ 4,866	$ 133,797

RESTATEMENT OF STATEMENT OF PROFIT AND LOSS

	Year Ended December 31, 2000
	As
	Previously	Adjustments		As
	Reported	(i)	(ii)	Restated
	(in thousands)

Sales and other income:
Sales	$ 491,791	$ -	$ -	$ 491,791
Interest and other income	3,602	-	-	3,602
	495,393			495,393
Costs and expenses:
Costs related to sales	(173,525)	603	(942)	(173,864)
Depreciation, depletion and amortization	(62,357)	(7,542)	11,777	(58,122)
Interest expenses and other	(5,430)	-	-	(5,430)
Exploration costs	(10,349)	-	-	(10,349)
Remediation costs, net	(9,965)	-	-	(9,965)
	(261,626)	(6,939)	10,835	(257,730)

Income before income tax provision and cumulative effect of a change in accounting principle	233,767	-	-	237,663

Income tax provision	(41,897)	2,082	(3,251)	(43,066)

Net income before cumulative effect of a change in accounting principle	191,870	-	-	194,597

Cumulative effect of a change in accounting principle	(4,986)	-	-	(4,986)

Net income	$186,884	$ (4,857)	$ 7,584	$ 189,611

RESTATEMENT OF STATEMENT OF CASH FLOWS
	Year Ended December 31, 2001
	As Previously	Reclassi-	Adjustments		As
	Reported	fications	(i)	(ii)	Restated
	(in thousands)
Operating Activities
Net income	$ 134,875	$ -	$(5,944)	$ 4,866	$ 133,797
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	75,924	-	9,229	(11,669)	73,484
Deferred income tax provision	24,434	-	(2,547)	2,084	23,971
Deferred profit sharing	7,097	-	(738)	604	6,963
Reclamation reserve	-	5,744	-	-	5,744
Write-off of inventories	811	-	-	-	811
Other	1,356	837	-	4,115	6,308
(Increase) decrease in operating assets:
Accounts receivable	5,398	-	-	-	5,398
Inventories	(20,001)	-	-	-	(20,001)
Prepaid taxes and expenses and other receivables	18,993	(820)	-	-	18,173
Increase (decrease) in operating liabilities:
Trade accounts payable and accrued liabilities	(25,708)	-	-	-	(25,708)
Payments on remediation activities	4,790	(5,744)	-	-	(954)
Net cash provided by operating activities	227,969	17	-	-	227,986

Investing activities
Additions to property, plant and mine development	(276,883)	-	-	-	(276,883)
Net cash used in investing activities	(276,883)	-	-	-	(276,883)

Financing activities
Proceeds from issuance of debt	75,650	(17)	-	-	75,633
Repayments of debt	(34,491)	-	-	-	(34,491)
Restricted funds	(2,412)	-	-	-	(2,412)
Dividends paid	(10,000)	-	-	-	(10,000)
Net cash (used in) provided by financing activities	28,747	(17)	-	-	28,730
Net increase (decrease) in cash and cash equivalents	(20,167)	-	-	-	(20,167)
Cash and cash equivalents at the beginning of the year	30,633	-	-	-	30,633
Cash and cash equivalents at the end of the year	$ 10,466	$ -	$ -	$ -	$ 10,466

RESTATEMENT OF STATEMENT OF CASH FLOWS
	Year Ended December 31, 2000
	As Previously	Reclassi-	Adjustments		As
	Reported	Fications	(i)	(ii)	Restated
	(in thousands)
Operating Activities
Net income	$ 186,884	$ -	$(4,857)	$ 7,584	$ 189,611
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	62,357	-	7,542	(11,777)	58,122
Deferred income tax provision	29,565	-	(2,082)	3,251	30,734
Deferred income from tax benefits	(29,520)	-	-	-	(29,520)
Deferred profit sharing	9,372	-	(603)	942	9,711
Reclamation reserve	-	5,162	-	-	5,162
(Increase) decrease in operating assets:
Accounts receivable	(5,579)	-	-	-	(5,579)
Inventories	(14,020)	-	-	-	(14,020)
Prepaid taxes and expenses and other receivables	(7,561)	(4,325)	-	-	(11,886)
Increase (decrease) in operating liabilities:
Trade accounts payable and accrued liabilities	36,888	4,325	-	-	41,213
Payments on remediation activities	5,162	(5,162)	-	-	-
Net cash provided by operating activities	273,548	-	-	-	273,548

Investing activities
Additions to property, plant and mine development	(266,122)	-	-	-	(266,122)
Net cash used in investing activities	(266,122)	-	-	-	(266,122)

Financing activities
Proceeds from issuance of debt	53,000	-	-	-	53,000
Repayments of debt	(15,121)	-	-	-	(15,121)
Restricted funds	5,117	-	-	-	5,117
Debt issuance costs	(2,860)	-	-	-	(2,860)
Dividends paid	(60,066)	-	-	-	(60,066)
Net cash used in financing activities	(19,930)	-	-	-	(19,930)
Net decrease in cash and cash equivalents	(12,504)	-	-	-	(12,504)
Cash and cash equivalents at the beginning of the year	43,137	-	-	-	43,137
Cash and cash equivalents at the end of the year	$ 30,633	$ -	$ -	$ -	$ 30,633

17 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND PERUVIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Yanacochas's financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP. In addition, as described in Note 16, the previously issued financial statements in accordance with U.S. GAAP as of December 31, 2001 and the years ended December 31, 2001 and 2000 have been restated. These adjustments have not been included retrospectively in the financial statements prepared in accordance with Peruvian GAAP of such years.

The effects of these differences are reflected in the reconciliation provided in Note 18 and principally relate to items discussed in the following paragraphs:

Inventories -

U.S. GAAP - Under U.S. GAAP:

The Company restated the financial statements as of December 31, 2001 and the years ended December 31, 2001 and 2000 to give retroactive effect to the correction to capitalize depreciation as a component of inventories.

Peruvian GAAP:

The cumulative effect of the afore - mentioned correction has been recognized with credit to income of 2002.

Fixed assets -

U.S. GAAP - Under U.S. GAAP:

(a) project's supervision costs are capitalized and depreciated using the straight-line method,

(b) mine development costs are capitalized and amortized using the units-of-production method,

(c) cost of leach pads, included as part of buildings and equipment, are amortized using the straight-line method, and

(d) acquisition costs less than US$10,000 are charged to expenses.

Peruvian GAAP - Under Peruvian GAAP:

(a) project's supervision costs are capitalized as intangible and amortized in one year,

(b) beginning 2002 mine development costs are capitalized as intangibles and amortized using the units-of-production method. Until December 31, 2001 such costs were capitalized and amortized in one year,

(c) cost of leach pads are amortized using the units-of-production method, and

(d) acquisition cost less than US$2,000 are charged to expenses.

Debt issuance costs -

U.S. GAAP - Costs are capitalized and amortized over the life of the related debt.

Peruvian GAAP - Debt issuance costs are charged to income as incurred.

Capitalization of interest -

U.S. GAAP - Statement of Financial Accounting Standards No.34 "capitalization of Interest Costs", states that a portion of interest paid during periods in which assets were constructed or developed must be capitalized. It is assumed that the proceeds of loans outstanding during construction periods were used to fund the construction.

Peruvian GAAP - Until December 31, 2001 interest costs relating to construction were not capitalized. In year 2002 the Company adopted the U.S. GAAP treatment for these transactions.

Capitalized compensation -

U.S. GAAP - Certain compensations paid to a mining contractor directly related to acquisition of fixed assets (Note 9) are considered as fixed assets and depreciated.

Peruvian GAAP - Such compensations can be expensed in one year.

Income tax -

U.S. GAAP - Under SFAS 109, which designates the liability method as the correct accounting method for taxes for U.S. GAAP, Yanacocha must recognize certain temporary differences between the financial reporting basis of the Company's liabilities and assets an the related tax basis.

Peruvian GAAP - Income tax is determined in accordance with applicable legal regulations. Assets and/or liabilities for temporary differences relating to income taxes are recognized. In the case of the Company, the income tax item included in the reconciliation provided in Note 18 is originated substantially by the Peruvian GAAP reconciliation items.

Profit sharing -

U.S. GAAP - The common practice is to recognize a liability for temporary differences between book and tax income relating to the profit sharing, similar to that recognized relating to income taxes.

Peruvian GAPP - Workers profit sharing in the profits of Yanacocha by receiving 8% of taxable income. Assets and / or liabilities for temporary differences relating to profit sharing are recognized; therefore, the profit sharing item included in the reconciliation in Note 18, is originated substantially by the Peruvian GAAP reconciliation items.

18 RECONCILIATION BETWEEN NET INCOME AND PARTNERS' EQUITY DETERMINED UNDER U.S.GAAP AND PERUVIAN GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2002, 2001 and 2000 and to partners' equity as of December 31, 2002 and 2001 which would be required if Peruvian GAAP had been applied instead of U.S. GAAP in the financial statements:
	For the year ended December 31,
	2002	2001	2000
		Restated	Restated
Net income according to the financial
statements prepared under U.S. GAAP	$ 197,922	$ 133,797	$ 189,611

Restatement of financial statements
prepared under U.S. GAAP:
Depreciation rates and capitalization of
depreciation charges	-	1,078	(2,727)

Items increasing (decreasing) reported net income:
Different depreciation rates and fixed assets
charged to expenses	(8,413)	2,229	5,706
Mine development costs	-	(87,564)	(77,510)
Capitalization of depreciation charges as a component of inventories	26,353	-	-
Debt issuance costs	837	838	(2,023)
Capitalization of interest	-	(1,641)	(2,723)
Capitalized compensation	676	676	-
Deferred income tax	4,183	24,423	20,831
Deferred profit sharing	1,165	6,947	6,544
Other, net	(1,876)	144	(975)
Net adjustment	22,925	(53,948)	(50,150)

Net income in accordance with Peruvian GAAP	$ 220,847	$ 80,927	$ 136,734

	As of December 31,
	2002	2001
		Restated
Partners' equity according to the financial
Statements prepared under U.S. GAAP	$ 680,458	$ 533,228

Restatement of financial statements prepared under U.S. GAAP:
Depreciation rates and capitalization of depreciation charges	-	(33,074)
Items increasing (decreasing) reported partners' equity:
Different depreciation rates and fixed assets
charged to expenses	(178,350)	(169,937)
Mine development costs	-	(115,477)
Capitalization of depreciation charges in the inventories	(6,721)	-
Debt issuance costs	(2,278)	(3,115)
Capitalization of interest	-	(2,622)
Capitalized compensation	(2,704)	(3,380)
Deferred income tax	60,300	89,104
Deferred profit sharing	17,239	25,635
Other, net	6,141	6,600
Net adjustment	(106,373)	(173,192)

Partners' equity according to the financial
statements prepared under Peruvian GAAP	$ 574,085	$ 326,962

In connection with the balance sheets and the statement of profit and loss, the following significant captions determined under Peruvian GAAP are summarized as follow:
As of December 31,
	2002	2001

Balance sheets
Current assets	$ 260,120	$ 158,330
Total assets	$ 868,992	$ 638,107
Total liabilities	$ 294,907	$ 311,145

	For the year ended December 31,
	2002	2001	2000

Statement of profit and loss
Revenues	$ 720,647	$ 526,343	$ 499,422
Operating income	$ 303,446	$ 105,966	$ 162,786

EXHIBIT INDEX

By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (with English translation)
1.2 By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (with English translation)
99.1 Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2 Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.3 Code of Conduct and Ethics.

EXHIBIT 1.1

ESTATUTOS DE LA COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

TITULO PRIMERO.- DENOMINACIÓN, OBJETO, DURACIÓN Y DOMICILIO

Artículo Primero.- La Sociedad se denomina "Compañía de Minas Buenaventura S.A.A." y podrá girar con el nombre de: Buenaventura S.A.A.

Artículo Segundo.- El domicilio de la Sociedad es la ciudad de Lima, Perú, pudiendo establecer sucursales o agencias en cualquier otro lugar de la República del Perú o del extranjero por acuerdo del Directorio.

Artículo Tercero.- El objeto de la Sociedad es la explotación de las minas y plantas mineras de su propiedad, el denuncio, presentación de petitorios, compra, adquisición, arrendamiento o celebración de contratos de exploración o explotación de toda clase de derechos mineros, intervenir en la formación de sociedades mineras, de cualquier índole, celebrar contratos para la exploración o explotación conjunta de derechos mineros y en general, celebrar toda clase de negocios mineros.

Para realizar sus fines específicos y conseguir su objeto social, la Compañía puede celebrar toda clase de contratos permitidos por las leyes, tales como comprar, vender, industrializar, importar, exportar, actuar como agente, comisionista, representante o pactar toda clase de empresas, y adquirir los bienes inmuebles que sean necesarios para el desarrollo de sus fines sociales. La Compañía tendrá auditoría externa permanente.

Artículo Cuarto.- El plazo de duración de la Compañía es indefinido y ha iniciado sus actividades el primero de enero de mil novecientos cincuenta y tres.

TITULO SEGUNDO.- CAPITAL SOCIAL Y ACCIONES

Artículo Quinto.- El Capital Social de LA Compañía es de S/. 549'779,848.00 (Quinientos cuarenta y nueve millones setecientos setenta y nueve mil ochocientos cuarenta y ocho con 00/100 Nuevos Soles), íntegramente suscrito y pagado, representado por 137,444,962 (Ciento treinta y siete millones cuatrocientos cuarenta y cuatro mil novecientos sesenta y dos) acciones comunes de un valor nominal de S/. 4.00 cada una numeradas del 001 al137,444,962.

La Cuenta de Acciones de Inversión es de S/.1,489,280.00 ( Un millón cuatrocientos ochenta y nueve mil doscientos ochenta con 00/100 Nuevos Soles) íntegramente suscrita y pagada, representada por 372,320 (Trecientos setenta y dos mil trecientos veinte) acciones de inversión numeradas del 001 al 372,320 de un valor nominal de S/.4.00 cada una.

Artículo Sexto.- Las acciones comunes son nominativas, cada acción da derecho a un voto, es indivisible y no puede ser representada sino por una sola persona.

Las acciones están representadas por títulos que se desglosarán de un libro talonario, salvo aquellas que están desmaterializadas por encontrarse registradas en una institución de compensación y liquidación de valores.

Un mismo título puede representar una o más acciones de un mismo propietario. Así, si varias personas son propietarias de una acción, deberán designar un representante común. Los certificados podrán otorgarse a elección del accionista por el total de las acciones que le pertenezcan o por el número en que desee dividirlos.

La Compañía podrá emitir certificados provisionales de acciones, salvo en los casos de acciones desmaterializadas, las que podrán ser anotadas provisionalmente en cuenta en la respectiva institución de compensación y liquidación de valores.

Las acciones de inversión se emitirán en forma nominativa con los requisitos que determina la Ley y no generan derecho a representación ante las Juntas Generales de Accionistas.

Las acciones de inversión confieren a sus titulares el derecho a participar en los dividendos a distribuir, de acuerdo a su valor nominal, al igual que las acciones representativas del capital social. Las acciones de inversión podrán ser transferidas libremente.

Las acciones comunes permiten a sus titulares solicitar la emisión de American Depositary Receipts (ADRs) bajo las reglas del Security and Exchange Comisión ("SEC") de los Estados Unidos de Norte América, conforme a los contratos que la sociedad tiene celebrado, debiendo los titulares de ADRs cumplir las reglas y obligaciones que establece la SEC.

Artículo Sétimo.- El título de las acciones expresará:

a. La denominación de la Compañía, su domicilio, duración, la fecha de la Escritura Pública de Constitución y el Notario correspondiente.

b. El monto del capital y el valor nominal de cada acción.

c. Las acciones que representa el título, su número correlativo, la serie a que pertenece y su carácter nominativo.

d. La cantidad desembolsada o la indicación de estar completamente pagadas.

e. Los datos relativos a la inscripción de la Compañía en el Registro Público de Minería, según corresponda.

f. La fecha de emisión.

g. El nombre del accionista.

Los títulos de las acciones serán firmados por dos Directores.

Artículo Octavo.- Las acciones comunes se inscribirán en la Matrícula de Acciones legalizada conforme a Ley, en la que se anotarán las sucesivas creaciones, emisiones, suscripciones, transferencias, canjes, desdoblamientos de acciones, así como la constitución de derechos y gravámenes sobre las mismas y los convenios entre accionistas o de accionistas con terceros que versen sobre las acciones o que tengan por objeto el ejercicio de los derechos inherentes a ellas.

La Matrícula de Acciones se llevará en hojas sueltas debidamente legalizadas.

Las acciones de inversión se inscribirán en la Matrícula de Acciones de Inversión en la que se anotará lo dispuesto por la ley.

La transferencia de acciones comunes y de inversión podrá tener lugar en cualquiera de las formas que permita el derecho, pero sólo surtirá efecto respecto a la Compañía, después de la fecha en que sea inscrita por ésta en la respectiva Matrícula a que se ha hecho referencia, sin que el nuevo propietario tenga derecho a formular reclamo alguno por razón de acuerdo, actos, dividendos declarados o contratos realizados con anterioridad a esa fecha.

Los actos a que se refiere el segundo párrafo del artículo anterior, deben comunicarse por escrito a la sociedad para su anotación en la matrícula de acciones.

Artículo Noveno.- La Compañía reputará propietario de la acción a quien aparezca como tal en la matrícula.

Artículo Décimo.- Las acciones comunes confieren a su titular legítimo la calidad de socio y la atribuyen los siguientes derechos:

a. Participar en el reparto de utilidades y en el del patrimonio resultante de la liquidación.

b. Intervenir y votar en las juntas generales.

c. Fiscalizar en la forma establecida en la Ley y en los estatutos la gestión de los negocios sociales.

d. Ser preferido para la suscripción de acciones en caso de aumento de capital social.

e. Separarse de la Sociedad en los casos previstos por la Ley.

Artículo Décimo Primero.- La mera posesión de una acción común implica de pleno derecho la sumisión a las disposiciones de estos Estatutos, a los acuerdos de las Juntas Generales y del Directorio.

TITULO TERCERO.- ADMINISTRACIÓN DE LA COMPAÑIA.-

Artículo Décimo Segundo.- La administración de la Compañía corre a cargo de:

a. La Junta General de Accionistas

b. El Directorio

c. La Gerencia

TITULO CUARTO.- DE LA JUNTA GENERAL DE ACCIONISTAS.-

Artículo Décimo Tercero.- La Junta General es el órgano supremo de la Sociedad y se compone por todos los accionistas que de acuerdo a Ley y los presentes Estatutos tengan derecho a concurrir a la misma. Todos los accionistas, inclusive los disidentes y los que no han participado en la reunión, quedan sometidos a los acuerdos de la Junta General adoptados en la misma.

Artículo Décimo Cuarto.- La Junta General se celebrará en la sede de la sociedad en la ciudad de Lima. La Junta sólo podrá tratar los asuntos contemplados en la convocatoria, salvo el caso del artículo Vigésimo de estos Estatutos.

La Junta General Obligatoria Anual se realizará necesariamente dentro de los tres meses siguientes a la terminación de cada ejercicio económico anual. El Directorio está obligado a realizar la convocatoria dentro de dicho período.

La Junta General puede realizarse en cualquier momento, inclusive simultáneamente con la Junta General Obligatoria Anual.

Artículo Décimo Quinto.- Compete a la Junta General Obligatoria Anual:

a. Aprobar o desaprobar la gestión social y los estados financieros de la Sociedad.

b. Disponer la aplicación de las utilidades que hubiesen.

c. Designar los auditores externos que deben ser contadores públicos colegiados

  Elegir regularmente a los miembros del Directorio.

  Tratar los demás asuntos que le sean propios conforme al estatuto y los que correspondan a la Junta General se hubiese consignado en la convocatoria y se contase con el quorum correspondiente.

  Designar o delegar en el Directorio la designación de los auditores externos, cuando corresponda.

Artículo Décimo Sexto.- Compete a la Junta General:

a. Remover a los miembros del Directorio y designar a su nuevos integrantes.

b. Modificar el Estatuto Social

c. Aumentar o reducir el Capital Social

d. Emitir obligaciones con los requisitos y dentro de las limitaciones establecidas por la Ley.

e. Acordar la enajenación, en un sólo acto, de activos cuyo valor contable exceda el 50% del capital de la sociedad.

f. Disponer investigaciones, auditorias y balances.

g. Transformar, fusionar, disolver y liquidar la Compañía.

h. Conocer de cualquier otro asunto que requieran el interés social y resolver en los casos en que la Ley disponga su intervención asi como tratar cualquier otro asunto que haya sido objeto de la convocatoria.

Artículo Décimo Sétimo.- El Directorio convocará a la Junta General, cuando lo estime conveniente a los intereses sociales o lo soliciten notarialmente accionistas que representen al menos el 5% de las acciones suscritas con derecho a voto. Para el ejercicio de este derecho se seguirán las reglas previstas en la Ley General de Sociedades.

En este caso, el aviso de convocatoria a la Junta deberá ser publicado de acuerdo con lo dispuesto en el artículo Décimo Noveno del presente estatuto.

Artículo Décimo Octavo.- La Junta General deberá ser convocada por el Directorio mediante aviso que contenga la indicación de día, hora, lugar de la reunión y las materias a tratar, en uno de los diarios de mayor circulación de Lima y en el diario oficial "El Peruano". El aviso debe publicarse con una anticipación de 25 días calendarios tanto para la Junta General Obligatoria Anual como para la Junta General.

Podrá hacerse constar en el aviso las fechas en las que si procediera se reunirá la Junta en segunda y tercera convocatoria. Tanto entre la primera y la segunda como entre la segunda y tercera convocatoria deberá mediar no menos de tres ni más de 10 días.

Si la Junta General debidamente convocada no se celebra en primera convocatoria, y la segunda y tercera convocatorias no fueron publicadas en un sólo aviso según lo dispone el párrafo anterior éstas deben ser anunciadas con los mismos requisitos de publicidad que la primera, y con la indicación de qué convocatoria se trata, dentro de los diez días siguientes a la fecha de la junta no celebrada y, por lo menos, con tres días de antelación a la fecha de la siguiente reunión.

La Junta General en segunda convocatoria debe celebrarse dentro de los 30 días de la primera y la tercera convocatoria dentro de igual plazo de la segunda.

Artículo Décimo Noveno.- No obstante lo dispuesto en los artículos precedentes, la Junta se entenderá convocada y quedará válidamente constituida siempre que estén presentes accionistas que representen la totalidad de las acciones suscritas con derechos a voto y acepten por unanimidad la celebración de Junta y los asuntos que en ella se proponga tratar.

Artículo Vigésimo.- Cuando existan diversas clases de acciones, los acuerdos de la Junta General que afecten los derechos de cualquiera de ellas deben ser aprobados en sesión separada por la Junta Especial de accionistas de la clase afectada.

La Junta Especial se regirá por las disposiciones de la Junta General en tanto le sean aplicables, inclusive en cuanto al quorum y la mayoría calificada cuando se trate de los casos previstos en el artículo Décimo Sexto del presente estatuto.

Artículo Vigésimo Primero.- Tienen derecho a asistir a la Junta General y ejercer sus derechos los titulares de acciones con derecho a voto que figuren inscritas a su nombre en la matrícula de acciones, con una anticipación no menor de 10 días a la celebración de la misma.

Por invitación de la propia Junta los Directores y Gerentes de la Sociedad que no sean accionistas, podrán asistir a ésta con voz pero sin voto.

En la misma condición pueda invitarse a concurrir a los funcionarios profesionales y técnicos al servicio de la Sociedad y a otras personas que tengan interés en la buena marcha de los asuntos sociales.

Artículo Vigésimo Segundo.- Todo accionista con derecho a participar en las Juntas Generales pueden hacerse representar por otra persona.

La representación debe constar por escrito y con carácter especial para cada Junta General, salvo que se trate de poderes otorgados por escritura pública.

Los poderes deben ser registrados ante la sociedad con una anticipación no menor de veinticuatro horas a la hora fijada para la celebración de la Junta General.

La representación ante la Junta General es revocable. La asistencia personal del representado a la Junta General producirá la revocación del poder conferido tratándose del poder especial y dejará en suspenso, para esa ocasión, el otorgado por escritura pública. Lo dispuesto en este párrafo no será de aplicación en los casos de poderes irrevocables, pactos expresos u otros casos permitidos por la ley.

Artículo Vigésimo Tercero.- Desde el día de la publicación de la convocatoria, los documentos, mociones y proyectos relacionados con el objeto de la Junta General deben estar a disposición de los accionistas en las oficinas de la sociedad o en el lugar de celebración de la Junta General, durante el horario de oficina de la sociedad.

Los accionistas pueden solicitar con anterioridad a la Junta General o durante el curso de la misma los informes o aclaraciones que estimen necesarios acerca de los asuntos comprendidos en la convocatoria. El Directorio está obligado a proporcionárselos, salvo en los casos en que juzgue que la difusión de los datos solicitados perjudique el interés social. Esta excepción no procede cuando la solicitud sea formulada por accionistas presentes en la Junta que representen al menos el 25% de las acciones suscritas con derecho a voto.

Artículo Vigésimo Cuarto.- La Junta General queda válidamente constituida en primera convocatoria, salvo lo estipulado en el artículo siguiente, cuando se encuentre representado cuando menos, el 50% de las acciones suscritas con derecho a voto.

En segunda convocatoria, será suficiente la concurrencia de cualquier número de acciones suscritas con derecho a voto.

En todo caso podrá llevarse a cabo la Junta, aún cuando las acciones representadas en ella pertenezcan a un sólo titular.

Los acuerdos se adoptan con el voto favorable de la mayoría absoluta de las acciones suscritas con derecho a voto representadas en la Junta.

Artículo Vigésimo Quinto.- Para la celebración de la Junta General cuando se trate de aumento o disminución de capital, emisión de obligaciones, transformación, fusión o disolución de la Sociedad, y en general de cualquier modificación de estatutos, es necesario cuando menos concurrencia en primera convocatoria del 50% de las acciones suscritas con derecho a voto.

En segunda convocatoria, basta la concurrencia de al menos el 25% de las acciones suscritas con derecho a voto. En caso no se logre alcanzar este quorum en segunda convocatoria la Junta General se realiza en tercera convocatoria, bastando la concurrencia de cualquier número de acciones suscritas con derecho a voto.

Los acuerdos se adoptan, en cualquier caso, por la mayoría absoluta de las acciones suscritas con derecho a voto representados en la Junta.

Para la celebración de la Junta General cuando se trate de la remoción del Directorio, es necesario en primera convocatoria la concurrencia de al menos el 75% de las acciones suscritas con derecho a voto y en segunda convocatoria el 70% de las acciones suscritas con derecho a voto. En cualquier caso, el acuerdo de remoción requiere el voto favorable de no menos de dos terceras partes de las acciones con derecho a voto.

La Junta General no puede aprobar en la misma reunión la modificación del penúltimo párrafo del presente artículo y la remoción del Directorio. En caso de modificarse el indicado penúltimo párrafo del presente artículo, cualquier Junta General para tratar la remoción del Directorio recién podrá ser convocada después de celebrada la Junta General que aprobó la modificación.

Artículo Vigésimo Sexto.- El quórum se computa y establece al inicio de la Junta. Comprobado el quórum el Presidente la declara instalada.

En las Juntas Generales convocadas para tratar asuntos que, conforme a Ley o al estatuto, requieren concurrencias distintas, cuando un accionista así lo señale expresamente y deje constancia al momento de formularse la lista de asistentes, sus acciones no serán computadas para establecer el quórum requerido para tratar alguno o algunos de los asuntos a que se refiere el Artículo Vigésimo Quinto del presente estatuto.

Las acciones de los accionistas que ingresan a la Junta después de instalada, no se computan para establecer el quórum pero respecto de ellas se puede ejercer el derecho de voto.

Artículo Vigésimo Sétimo.- La Junta General estará presidida por el Presidente del Directorio y como Secretario actuará el Gerente. En ausencia o impedimento de éstos, desempeñan tales funciones aquellos de los concurrentes que la propia Junta designe.

Artículo Vigésimo Octavo.- En el acta de cada Junta debe constar el lugar, fecha y hora en que se realizó, la indicación de si se celebra en primera, segunda o tercera convocatoria, el nombre de los accionistas presentes o de quienes los representen, el número y clase de acciones de las que son titulares, el nombre de quienes actuaron como Presidente y Secretario, la indicación de las fechas y los periódicos en que se publicaron los avisos de la convocatoria, la forma y resultado de las votaciones y los acuerdos adoptados.

Los requisitos anteriormente mencionados que figuren en la lista de asistentes pueden ser obviados si ésta forma parte del acta.

Cualquier accionista concurrente o su representante y las personas con derecho a asistir a la Junta General están facultados para solicitar que quede constancia en el acta del sentido de sus intervenciones y de los votos que hayan emitido.

El acta, incluido un resumen de las intervenciones referidas en el párrafo anterior, será redactada por el secretario dentro de los cinco días siguientes a la celebración de la Junta General.

Cuando el acta es aprobada en la misma Junta, ella debe contener constancia de dicha aprobación y ser firmada, cuando menos, por el Presidente, el Secretario y un accionista designado al efecto.

Cuando el acta no se aprueba en la misma Junta, se designará a no menos de dos accionistas para que, conjuntamente con el Presidente y el Secretario, la revisen y aprueben. El acta debe quedar aprobada y firmada dentro de los diez días siguientes a la celebración de la Junta y puesta a disposición de los accionistas concurrentes o sus representantes, quienes podrán dejar constancia de sus observaciones o desacuerdos mediante carta notarial.

Tratándose de Juntas Generales universales es obligatoria la suscripción del acta por todos los accionistas concurrentes a ella, salvo que hayan firmado la lista de asistentes y en ella estuviesen consignados el número de acciones del que son titulares y los diversos asuntos objeto de la convocatoria. En este caso, basta que sea firmada por el Presidente, el Secretario y un accionista designado al efecto y la lista de asistentes se considera parte integrante e inseparable del acta.

Cualquier accionista concurrente a la Junta General tiene derecho a firmar el acta.

El acta tiene fuerza legal desde su aprobación.

TITULO QUINTO.- DEL DIRECTORIO.-

Artículo Vigésimo Noveno.- El Directorio es elegido por la Junta General. Para ser Director no se requiere ser accionista. El Directorio puede ser removido en cualquier momento por la Junta General, en la forma estipulada en el penúltimo párrafo del artículo vigésimo quinto de este estatuto. El Directorio se compondrá de siete miembros.

Artículo Trigésimo.- El término por el cual serán nombrados los Directores es de tres años, pudiendo ser reelegidos indefinidamente.

El Directorio percibirá una retribución no mayor de cuatro por ciento de las utilidades que se obtengan de cada ejercicio anual después de deducirse las participaciones de los trabajadores, los impuestos, la reinversión de utilidades con beneficio tributario y la reserva legal, cuyo monto será sometido a la ratificación de la Junta Obligatoria Anual, al aprobar el balance, los impuestos, la reinversión de utilidades con beneficio tributario y la reserva legal.

Artículo Trigésimo Primero.- Los Directores que representen a las acciones comunes, serán elegidos del modo siguiente: en la elección del Directorio cada acción da derecho a tantos votos como número de Directores haya que elegir, pudiendo los accionistas acumular sus votos en favor de uno solo de ellos, o repartirlos entre varios de ellos. Si la elección es por unanimidad esta norma no se aplicará.

Artículo Trigésimo Segundo.- El período del Directorio terminará al resolver la Junta General, sobre el balance de su último ejercicio, pero los Directores continuarán en su cargo, aunque hubieren concluido su período, mientras no se produzca nueva elección y los elegidos aceptan el cargo.

Artículo Trigésimo Tercero.- El Directorio elegirá de su seno un Presidente. El quórum del Directorio es de mitad más uno de sus miembros. Si el número de directores es impar, el quórum es el número entero inmediato superior al de la mitad de aquel.

Cada Director tiene un voto, los acuerdos del Directorio se adoptarán por mayoría absoluta de votos de los Directores concurrentes, en caso de empate decidirá el Presidente.

Artículo Trigésimo Cuarto.- El cargo de Director vaca:

a. Por muerte

b. Por renuncia o remoción

c. Por enfermedad que lo inhabilite para desempeñar sus funciones de modo permanente.

d. En todos los casos de imposibilidad previstos por el artículo ciento sesenta y uno de la Ley General de Sociedades.

Artículo Trigésimo Quinto.- El Directorio se reunirá cuando sea convocado por el Presidente o cuando lo solicite otro Director o el Gerente. La citación se hará por esquelas. No obstante lo anterior, el Directorio se entenderá convocado y quedará válidamente constituído cuando estén presentes la totalidad de los Directores y acepten por unanimidad celebrar sesión para tratar sobre los asuntos que les hayan sido propuestos.

Artículo Trigésimo Sexto.- De las sesiones celebradas por el Directorio y los acuerdos adoptados en ellas, se extenderán actas en hojas sueltas legalizadas y foliadas las que se llevarán por un sistema mecanizado conforme a ley procediendo a encuadernarlas en folios de 100 páginas. Las actas serán firmadas por el Presidente y Secretario, pudiendo firmar también los directores que así lo manifiesten expresamente.

Las actas consignarán los acuerdos tomados en la sesión y demás requisitos exigidos por la ley.

Artículo Trigésimo Sétimo.- El Directorio tiene todas las facultades de representación legal y de gestión necesarias para la administración de la compañía dentro de su objeto, con la sola excepción de los asuntos que la Ley o estos Estatutos atribuyen a la Junta General.

Por lo tanto, sin que esta enumeración sea restrictiva sino meramente enunciativa, el Directorio está autorizado para los fines siguientes:

a. Reglamentar su propio funcionamiento, presentar a la Junta General la Memoria, los Estados Financieros y establecerá el monto de la reinversión de utilidades de cada ejercicio si fuera el caso.

b. Aceptar la dimisión de sus miembros y proveer las vacantes en la forma prevista por estos Estatutos.

c. Nombrar y destituir al Gerente y a propuesta del Gerente a los demás funcionarios técnicos de alta responsabilidad y elevada remuneración, determinando sus obligaciones y remuneraciones y otorgando y revocando los poderes con las atribuciones que juzguen convenientes.

Nombrar asimismo a los representantes, asesores, agentes comisionados y banqueros que requiera la compañía.

d. Crear las sucursales, agencias o dependencias que estime necesarias.

e. Celebrar contratos y compromisos de toda naturaleza, tratar toda clase de negocios, someter las disputas a arbitraje, comprar, enajenar o gravar bienes, muebles e inmuebles en especial derechos mineros, sean éstos denuncios, petitorios y/o concesiones mineras, dar o tomar en arrendamiento sea este común o financiero. En el caso de los derechos mineros dar o tomarlos en cesión, ya sea para exploración y/o explotación, dar o tomar en comodato, arrendar o sub-arrendar activa o pasivamente toda clase de bienes, muebles, otorgar y revocar fianzas, y en general todo cuando estime necesario y conveniente para el cumplimiento de los fines sociales.

f. Otorgar los poderes que considere necesarios.

g. Decidir la iniciación, continuación o abandono y/o transacción de procedimientos judiciales.

h. Acordar y verificar las operaciones de crédito que estime convenientes, con o sin garantía, girar, endosar, protestar y descontar letras, cheques, vales y pagarés abrir cuentas de crédito con o sin garantía, otorgar recibos y cancelaciones, constituir garantías, endosar conocimientos de embarque y en general, efectuar toda clase de operaciones de crédito y bancarias.

i. Apersonarse ante toda clase de autoridades, formular toda clase de petitorios de concesiones mineras y de aguas, registrar y adquirir marcas de fábrica. Obtener patentes y comprar y vender patentes ya existentes.

j. La delegación permanente de algunas facultades del Directorio o la designación de las personas que hayan de ejercerla.

No podrá ser objeto de delegación de rendición de cuentas y la representación del balance de la Junta General ni las facultades que éste conceda al Directorio, salvo que ella fuera expresamente autorizado por la Junta.

TITULO SEXTO.-- DE LA GERENCIA

Artículo Trigésimo Octavo.- El Directorio nombrará a los Gerentes, el nombramiento puede recaer en uno de los Directores en cuyo caso tendrá el título de Director Gerente con los derechos y atribuciones correspondientes a ambos cargos. Cuando el Gerente no es Director, tendrá voz pero no voto en las sesiones del Directorio.

El Gerente es el ejecutor de las resoluciones del Directorio y está investido en consecuencia, de la representación judicial y administrativa de la compañía.

Artículo Trigésimo Noveno.- Sin perjuicio de los poderes que en cualquier caso otorgue el Directorio a favor del Gerente, las principales atribuciones y obligaciones de este funcionario son las siguientes:

a. Dirigir las operaciones de la Compañía

b. Representar a la Compañía judicial o extrajudicialmente con sujeción a las limitaciones que establecen estos estatutos y a los poderes que en cada caso le otorgue el Directorio.

Cuando represente a la Compañía judicialmente, el Gerente tendrá las facultades generales y especiales del mandato previsto en los artículos 74 y 75 del Código Procesal Civil.

c. Organizar la administración interna de la Compañía.

d. Examinar los libros, documentos y operaciones de la oficina y dar órdenes necesarias para su propio funcionamiento.

e. Rendir cuentas al Directorio de las condiciones y progresos de los negocios y operaciones de la Sociedad y de las cobranzas, inversiones y fondos disponibles.

f. Llevar la correspondencia de la compañía y vigilar que las cuentas se lleven al día.

g. Someter al Directorio, oportunamente, el Balance de cada año y los elementos que se requieran para preparar la Memoria Anual que debe someterse a la consideración de la Junta General de Accionistas.

h. Ordenar pagos y cobranzas.

i. Ejercitar todas aquellas facultades que sean compatibles con las funciones que desempeñan y con lo establecido en la Ley y en estos Estatutos, así como cumplir con los encargos que le confiera en cada caso el Directorio.

TITULO SETIMO.- DE LOS ESTADOS FINANCIEROS Y DISTRIBUCION DE UTILIDADES

Artículo Cuadragésimo.- El Directorio en el plazo máximo de ochenta días contados a partir del cierre del ejercicio social, estará obligado a formular de acuerdo con lo dispuesto por la Ley los Estados Financieros, la propuesta de distribución de utilidades y la Memoria. El ejercicio social será el mismo que el año calendario.

Artículo Cuadragésimo Primero.- Los estados financieros se preparan y presentan de conformidad con las disposiciones legales sobre la materia y con principios de contabilidad generalmente aceptados en el país.

A partir del día siguiente de la publicación de la convocatoria a la junta general, cualquier accionista puede obtener de las oficinas de la sociedad, en forma gratuita, copias de los documentos a que se refiere el artículo anterior, sin perjuicio de informar a los accionistas, el número, valor nominal, porcentaje, accionariado y derechos que corresponden a las acciones que poseen.

Artículo Cuadragésimo Segundo.- Sólo podrá declararse dividendo en razón de utilidades realmente obtenidas o de reservas en efectivo de libre disposición, siempre que el valor del activo no sea inferior al capital social.

Artículo Cuadragésimo Tercero.- La distribución final de utilidades se efectuará en la forma y oportunidades que determine la Junta General, sujetándose lo dispuesto en los artículos 230 a 233, de la Ley General de Sociedades.

TITULO OCTAVO.- DE LA LIQUIDACION

Artículo Cuadragésimo Cuarto.- La Compañía procederá a su liquidación cuando lo resuelva la Junta General de Accionistas convocada con tal objeto. La Compañía disuelta continuará con su personaría jurídica mientras se realice la liquidación.

Actuará como liquidador de la compañía un consejo de cinco miembros que serán designados y funcionará en la forma y con las facultades señaladas en éstos Estatutos para el Directorio.

Asimismo, en cuanto sea aplicable, la Junta General continuará funcionando conforme a lo dispuesto en éstos estatutos y a lo que proviene de la Ley General de Sociedades.

TITULO NOVENO.- DE LAS LEYES APLICABLES

Artículo Cuadragésimo Quinto.- En todo lo no previsto por estos estatutos, la Compañía se regirá por las disposiciones de la Ley General de Sociedades.

TITULO DECIMO.- ARBITRAJE

Artículo Cuadragésimo Sexto.- Todas las desavenencias o controversias entre los accionistas y la Sociedad que pudieran derivarse de estos estatutos, incluida su nulidad o invalidez, serán resueltas mediante fallo definitivo o inapelable, de conformidad con los reglamentos de conciliación y arbitraje del Centro de Arbitraje Nacional e Internacional de la Cámara de Comercio de Lima, a cuyas normas las partes se someten en forma incondicional.

BY-LAWS OF COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

FIRST TITLE.- NAME, PURPOSE, DURATION AND PRINCIPAL OFFICE

First.- The name of the Company is "Compañía de Minas Buenaventura S.A.A."; it can also use the name Buenaventura S.A.A.

Second.- The principal office of the Company shall be located in the city of Lima, Peru, and it may establish branches or agencies in any other place of the Republic of Peru or abroad upon resolution of the Board of Directors.

Third.- The purpose of the Company is to be engaged in the exploitation of mines and mining facilities; in the request for mining claim registration, filing of mining claims, acquisition, lease or execution of exploration or development agreements of any mining claim whatsoever, the formation of any mining company whatsoever; in the execution of agreements for joint exploration or development of mining claims; and, in general, in any mining business.

In furtherance of its corporate purpose and to achieve specific purposes, the Company may enter into any agreement as provided under laws, such as to purchase, sell, industrialize, import, export, act as agent, broker, representative or deal with any company, and acquire the real estates that may be necessary for the achievement of its corporate purpose. The Company shall have permanent external audit.

Fourth.- The duration of the Company is indefinite. Its operations started on January 1, 1953.

SECOND TITLE.- CAPITAL STOCK AND SHARES OF STOCK

Fifth.- The capital stock of the Company is S/. 549'779,848.00 (Five Hundred Forty Nine Million Seven Hundred Seventy Nine Thousand Eight Hundred Forty and 00/100 Nuevos Soles), fully paid-up and subscribed, represented by 137,444,962 (One Hundred Thirty Seven Million Four Hundred Forty Four Thousand Nine Hundred Sixty Two) common stocks with a face value of S/. 4.00 each, numbered from 001 to 137,444,962.

Investment Stocks amount to S/. 1'489,280.00 (One Million Four Hundred Eighty Nine Thousand Two Hundred Eighty and 00/100 Nuevos Soles), fully paid-up and subscribed, represented by 372,320 (Three Hundred Seventy Two Thousand Three Hundred Twenty) investment stocks numbered from 001 to 372,320 with a face value of S/.4.00 each.

Sixth.- Common stocks are registered stocks. Each stock gives right to one vote; it can not be divided and can not be represented by more than one person.

Stocks shall be represented by certificates to be detached from a stud book, except for those not evidenced by a certificate because they are registered in a securities compensation and settlement institution.

The same certificate may represent one or more stocks of the same holder. If more than one person holds a stock, they must designate a common representative. Certificates may be granted at the election of the stockholder for the total of stocks they hold or the number in which they want to divide them.

The Company may issue temporary certificates of stocks, except in the case of stocks not evidenced by certificates, which can be registered provisionally in the account of the corresponding securities compensation and settlement institution.

Investment stocks shall be registered meeting such requirements as provided under laws and shall not grant right to be represented in the General Stockholders' Meetings.

Investment stocks grant their holders the right to receive any dividend to be distributed, according to their face value, like the stocks representing the capital stock. Investment stocks may be transferred freely.

Common stocks grant their holders the right to request the issue of American Depositary Receipts (ADRs) under the rules of the Security and Exchange Comission ("SEC") of New York, according to the agreements entered into by the company, and the holders of ADRs must comply with the rules and obligations set by the SEC.

Seventh.- The certificate of stock shall include:

a. The name of the Company, its principal office, duration, date of the Public Instrument of the Articles of Incorporation and the Notary Public where the incorporation was registered.

b. The capital stock and the face value of each stock.

c. The stocks evidenced by the certificate, their correlative number, the series and whether they are registered or not.

d. The amount disbursed or the indication that it is fully paid.

e. The data related to the registration of the Company in the Public Mining Registry, as the case may be.

f. Date of issue.

g. Name of stockholder.

The certificates of stock shall be signed by two Directors.

Eighth.- Common stocks shall be registered in the Stock Book legalized according to the Law. Said book shall contain any creation, issue, subscription, transfer, exchange, split-ups of stocks as well as the creation of rights and encumbrances thereon and any and all agreement among stockholders or between any stockholder and thirds related to the stocks or the exercise of the rights related thereto.

The Stock Book shall be kept in separate sheets duly legalized.

Investment stocks shall be registered in the Investment Stock Book that shall include any information as provided under the law.

Any transfer of common or investment stocks may take place in any of the forms provided under law, but it shall be enforceable to the Company after the date in which it is entered in the corresponding Book as referred to above, and the holder shall have no right to make any claim based on any resolution, act, dividend declared or agreement made prior to such date.

Any action referred to in the second paragraph of the foregoing article must be informed by written to the company in order to be registered in the Stock Book.

Ninth.- The Company shall consider to be a holder of the Company's stocks said person that appears as such in the Stock Book.

Tenth.- Common stocks grant to their legitimate holder the condition of stockholder, including the following rights:

a. To participate in the allocation of profits and the equity resulting from liquidation.

b. To attend and vote in the general meetings.

c. To supervise the corporate business as provided under law and the by-laws.

d. To have preference for the subscription of stocks in case of increase of capital stock.

e. To leave the Company in such cases as provided under the Law.

Eleventh.- The holding of a common stock shall mean that the stockholder shall be submitted to these By-laws, the resolutions of the General Meetings and the Board of Directors.

THIRD TITLE.- MANAGEMENT.-

Twelfth.- The Company' business shall be conducted by:

a. General Stockholders' Meeting

b. Board of Directors

c. Management

FOURTH TITLE.- GENERAL STOCKHOLDERS' MEETING.-

Thirteenth.- The General Stockholders' Meeting is the governing body of the Company and it is made up by all the stockholders that according to the Law and these By-laws have the right to attend thereto. All stockholders, including dissident stockholders and those who do not attend the meetings, are submitted to the resolutions adopted by the General Stockholders' Meeting.

Fourteenth.- The General Meeting shall be held in the principal office of the company in the city of Lima. The meeting may only transact such business as provided in the call for meeting, except as provided in the Twentieth article of these By-laws.

The Annual General Meeting shall be held within the three months following the end of every economic year. The Board of Directors must make the call for the meeting within said period of time.

The General Meeting may be held at any time, even at the same time than the Annual Meeting.

Fifteenth.- The Annual Meeting shall:

a. Approve or disapprove the company's business and the financial statements of the Company.

b. Allocate profits, if any.

c. Designate the external auditors that must be certified public accountants

d. Elect the members of the Board of Directors from time to time.

e. Transact any and all business corresponding to the Annual Meeting according to the By-laws and those corresponding to the General Meeting, if so set forth in the call for meeting and the quorum is met.

f. Designate or cause the Board of Directors to designate the external auditors, when applicable.

Sixteenth.- The General Meeting shall:

a. Remove the members of the Board of Directors and designate the new members.

b. Amend the By-laws

c. Increase or reduce the capital stock

d. Issue obligations meeting all requirements and within such restrictions as provided under law.

e. Resolve to transfer, in one single transaction, assets with an accounting value over 50% of the company's capital stock.

f. Cause investigations, audits and balances to be made.

g. Restructure, merge, dissolve and liquidate the Company.

h. Resolve on any other issue required by the corporate interest as provided under the Law as well as transact any business included in the call for meeting.

Seventeenth.- The Board of Directors shall call for a General Meeting whenever, at its discretion, it is appropriate for the company's interests or it is so required through notary letter by the stockholders representing not less than 5% of the paid-up voting stocks. In order to exercise said right, the procedure stipulated by General Corporate Act shall be followed.

In this case, the call for a meeting must be published according to the Nineteenth Article hereof.

Eighteenth.- The General Meeting must be called by the Board of Directors through notice indicating the date, time and place for the meeting and the business to be transacted therein, in one of the newspapers largely circulated in Lima and in the Official Gazette "El Peruano". The call must be published 25 calendar days in advance to the Annual Meeting and the General Meeting.

The notice may include such dates when the Meeting shall be held in second and third call. In both cases, between the first and second call, and between the second and the third call, it shall elapse not less that three days and not more than 10 days.

If the General Meeting duly called is not held in first call, and the second and third calls were not published in one notice as provided in the foregoing paragraph, their publication shall meet the same requirements than the first one, and shall specify the number of call, within the ten days following the date of the meeting adjourned, and not less than three days prior to the date of the following meeting.

In second call, the General Meeting must be held within 30 days following the first one and the third call within the same term than the second one.

Nineteenth.- Notwithstanding the foregoing articles, the Meeting shall be deemed to be duly convened and held provided that the stockholders representing all the paid-up voting stocks are present and they unanimously accept to hold the Meeting and the business to be transacted therein.

Twentieth.- In case of several types of stocks, any resolution of the General Meeting that affects the rights of any of them must be approved in a separate meeting by the Special Stockholders' Meeting of the class affected.

The Special Meeting shall be ruled by the provisions of the General Meeting as long as they are applicable, even in relation to quorum, and by the majority in such cases as provided in the Sixteenth article of these by-laws.

Twenty-first.- The holders of voting stocks that are registered in the Stock Book not less than 10 days before the meeting shall have the right to attend the General Meeting.

The Directors and Managers, who are not stockholders of the Company, may attend the meeting with right to speak but not to vote, provided they are invited by the Meeting.

Likewise, any professional or technical officer working for the Company may be also invited as well as any other person that may be interested in the course of the Company's business.

Twenty-second.- Any stockholder having the right to attend a General Meeting may be represented by any other person.

A proxy must be made in written and specially for each General Meeting, except for the powers of attorney granted through public instrument.

The powers of attorney must be registered in the Company not less than twenty-four hours prior to the date set for the General Meeting.

A proxy for a General Meeting is revocable. If the person represented attends the General Meeting, the proxy shall be revoked forthwith, and the power of attorney, delivered as public instrument, shall not be applicable in this case. This paragraph shall not be applicable to irrevocable powers of attorney, express agreements or other cases provided under law.

Twenty-third.- As from the date of publication of the call for meeting, any document, motion and project related to the purpose of the General Meeting must be available for stockholders at the principal office of the Company or in such place where the Meeting is held at working hours.

A stockholder may request before the General Meeting or during the course thereof any report or clarification that he may deem to be necessary in relation to the business included in the call. The Board of Directors must supply them, unless it deems the dissemination of the data required may affect the company's business. This exception is not applicable if the request is made by the stockholders attending the Meeting that represent less than 25% of the paid-up voting stocks.

Twenty-fourth.- The General Meeting shall be duly held and convened in first call, except for the following article, when not less than 50% of the paid-up voting stocks are represented.

In second call, any number of paid-up voting stocks shall be enough.

A Meeting may be held even if the stocks represented therein belong to one stockholder.

Resolutions shall be adopted with the affirmative vote of the majority of the paid-up voting stocks represented in the Meeting.

Twenty-fifth.- In order to hold the General Meeting, in case of increase or decrease of capital, issue of obligations, restructuring, merger or dissolution of the Company, and in general, any amendment of the by-laws, the attendance of not less than 50% of the paid-up voting stocks is required.

In second call, the attendance of not less than 25% of the paid-up voting stocks shall be required. In case the quorum is not met in second call, the General Meeting shall be held in third call, and any number of paid-up voting stocks shall be required.

Resolutions shall be adopted, in any case, by the majority of the paid-up voting stocks represented in the Meeting.

In order to hold a General Meeting that will resolve on the removal of Directors, the attendance of not less than 75% of the paid-up voting stocks shall be required in first call, and 70% of the paid-up voting stocks shall be required in second call. The resolution of removal requires the affirmative vote of not less than two thirds of the voting stocks.

The General Meeting may not approve in the same meeting the amendment of the before last paragraph of this article and the removal of the Board of Directors. In case of amendment of the before last paragraph of this article, any General Meeting to resolve on the removal of directors may be called only after the General Meeting that approves the amendment is held.

Twenty-sixth.- Quorum shall be computed at the beginning of the meeting. Upon verification of the quorum, the Chairman shall declare the meeting duly convened.

In a General Meeting called to transact any business that, according to the Law or the Bylaws, requires different numbers of attending stockholders, when any stockholders expressly so provides and certifies at the time of preparing the list of attendants, his stocks shall not be computed to set the quorum required to transact any or some of the businesses referred to in the Twenty-Fifth Article of these By-laws.

The stocks of the stockholders arriving at the Meeting after it is duly convened, shall not be computed for the quorum but they may exercise their right to vote.

Twenty-seventh.- The General Meeting shall be presided by the Chairman of the Board of Directors and the Manager shall act as Secretary. Failing them any of the stockholders attending the Meeting shall act as Chairman and Secretary as designated by the Meeting.

Twenty-eighth.- The minutes of the meeting shall set the place, date and time when the Meeting is held, as well as if it is held in first, second or third call, the name of the stockholders present or represented, the number or class of stocks they hold, the name of the persons who acted as Chairman and Secretary, the dates and the newspapers where the call is published, the form and result of voting and resolutions adopted.

The requirements above mentioned that are already included the list of attendants may be omitted if said list becomes part to the minutes.

Any attending stockholder or its representative and the persons with right to attend the General Meeting are entitled to request that the minutes includes their participation and the votes issued.

The minutes, including a summary of the participations referred to in the foregoing paragraph, shall be drafted by the Secretary within the five days following the General Meeting.

When the minutes is approved in the same Meeting, it must include a certification of approval and must be signed, at least, by the Chairman, Secretary, and one stockholder designated for that purpose.

When the minutes is not approved in the same Meeting, not less than two stockholders shall be designated in order that, together with the Chairman and the Secretary, review and approve it. The minutes must be approved and signed within the ten days following the Meeting and shall be available to the stockholders attending the meeting or their representatives, who may certify their observations or disagreements through notary letter.

In case of General Meetings, it is mandatory that all stockholders attending the meeting sign it, unless they sign the list of attendants and it includes the number of stocks they hold and the business to be transacted set in the call for meeting. In this case, it shall be enough it is signed by the Chairman, Secretary and one stockholder designated for that purpose and the list of attendants shall be deemed to be a part to the minutes.

Any stockholder attending the General Meeting shall have the right to sign the minutes.

The minutes shall have legal validity since its approval.

FIFTH TITLE.- BOARD OF DIRECTORS.-

Twenty-ninth.- The Board of Directors is elected by the General Meeting. A Director shall not require to be a stockholder. The Board of Directors may be removed at any time by the General Meeting, as provided in the before last paragraph of the twenty-fifth article of these by-laws. The Board of Directors shall have seven members.

Thirtieth.- The term of office of Directors shall be three years and they may be re-elected indefinitely.

The Board of Directors shall earn emoluments that account for not more than four percent of profits to be obtained every year after deducting the employees profit sharing, taxes, reinvestment of profits with tax benefit and legal reserve. This amount shall be submitted to ratification by the Annual Meeting, when approving the balance sheet, taxes, reinvestment of profits with tax benefit and legal reserve.

Thirty-first.- Directors representing common stocks shall be elected as follows: In the election of the Board, each stock shall give right to as many votes as Directors have to be elected, stockholders may cast all their votes to one of them, or distribute their votes among several candidates. If election is unanimous, this rule shall not be applicable.

Thirty-second.- The term of office of the Board of Directors shall end whenever the General Meeting resolves on the balance sheet of the last year, but the Directors shall continue holding their positions, even if they completed their term of office, as long as a new election is not carried out and the elected members accept their positions.

Thirty-third.- The Board of Directors shall elect a Chairman among its members. The quorum of the Board shall be one half plus one of its members. If the number of directors is uneven, the quorum shall be the whole number immediately after the half of said number.

Each director has the right to one vote. The resolutions of the Board of Directors shall be adopted by majority of the attending Directors; in case of tie, the Chairman shall decide.

Thirty-fourth.- The position of Director vacates due to:

a. Death

b. Resignation or removal

c. Disease that prevents the Director to perform his duties on a permanent basis

d. Prohibition provided by the article one hundred sixty-one of the General Corporate Act.

Thirty-Fifth.- The Board of Directors shall hold meetings whenever called by the Chairman or so requested by another Director or the Manager. The call shall be made through notices. Notwithstanding the foregoing, the Board of Directors shall be deemed to be duly convened and held whenever all Directors are present and they unanimously accept to hold the meeting to transact such business as proposed.

Thirty-sixth.- The proceedings of the meetings of the Board of Directors and the resolutions adopted therein shall be included in minutes. Said minutes shall be kept in legalized separate and numbered sheets and shall be kept using a mechanical system according to the law and shall be bound with hard covers every 100 pages. The Minutes shall be signed by the Chairman and the Secretary, and the directors that expressly so state may sign them, too.

The minutes shall include the resolutions adopted in the meeting and any other requirement as provided under the law.

Thirty-seventh.- The Board of Directors shall have the authority of legal representation and management required for the company's business, except for those business that according to the Law and the By-laws correspond to the General Meeting.

Therefore, the Board of Directors is entitled, without limitation, to:

a. Rule its operations, submit to the General Meeting the Annual Report, Financial Statements, and set the amount of reinvestment of profits of every year, if necessary.

b. Accept the resignation of its members and fill in any vacancy as provided in these By-laws.

c. Designate and remove the Manager from his position and, upon proposal of the Manager, other technical officers with major duties and high salaries; set their obligations and salaries, and grant and revoke powers of attorney with such powers as it may deem appropriate.

Designate the representatives, consultants, agents, and bankers that the Company requires.

d. Create such branches, agencies or offices as it may deem necessary.

e. Enter into any agreement and arrangement whatsoever, deal with any business, submit disputes to arbitration, purchase or encumber properties, real estates or chattels, in particular, mining claims, whether they are requests for mining claim registrations, mining claims and/or mining concessions, lease, whether regular or financial lease, whether as lessor or leassee. In case of mining rights, assign or acquire them under assignment, whether for exploration and/or exploitation, give or take under commodatum basis, lease or sub-lease, whether on an active or passive basis, any property, real estate, grant and revoke guaranties, and in general, anything it may deem necessary and appropriate for the corporate purposes.

f. Grant such powers as it may deem appropriate.

g. Resolve on the filing, continuation or abandonment and/or transaction of court procedures.

h. Agree and verify the credit transactions that it may deem appropriate, with or without guaranty, draw, endorse, protest and discount drafts, checks, notes and promissory notes, open secured or unsecured credit accounts, grant receipts and cancellations, create guaranties, endorse bills of lading, and in general, make any credit or bank transaction.

i. Appear before any authority, make any request for mining and water concessions, register and acquire trademarks. Obtain patents and purchase and sell patents already existing.

j. Delegate, on a permanent basis, some powers of the Board of Directors or designate the persons to exercise them.

The submittal of accounts and the balance sheet to the General Meeting or the powers granted by the Meeting to the Board of Directors may not be delegated, unless expressly authorized by the meeting.

SIXTH TITLE.-- MANAGEMENT

Thirty-eight.- The Board of Directors shall designate the Managers. If a director is designated as Manager, said person shall become a Director Manager; in this case, he/she shall have the position of Director Manager with such rights and powers as corresponding to both positions. When the Manager is not longer a Director, he shall have right to speak but not to vote in the meetings of the Board of Directors.

The Manager is the person who executes the resolutions of the Board of Directors and, therefore, has the judicial and administrative representation of the Company.

Thirty-ninth.- Notwithstanding the powers granted by the Board of Directors to the Manager, his main duties and rights are:

a. To conduct the company's business

b. To act on behalf of the Company in court or out-of-court proceedings subject to such restrictions as provided in these bylaws and the powers granted by the Board.

When representing the Company in court related issues, the Manager shall have the general and special powers provided in the articles 74 and 75 of the Code of Civil Procedures.

c. Organize the internal management of the Company.

d. Examine the books, documents and operations of the office and give instructions for its correct performance.

e. Submit accounts to the Board of Directors of the conditions and progress of the Company's business and operations and the collections, investments and available funds.

f. Keep the mail of the company and check for accounts to be updated.

g. Submit to the Board of Directors, from time to time, the Balance Sheet of every year and the elements required to prepare an Annual Report to be submitted to the General Stockholders' Meeting.

h. Cause payments and collections to be made.

i. Exercise such powers as consistent with his duties and with the provisions under the Law and these By-laws as well as to comply with any task conferred by the Board of Directors.

SEVENTH.- FINANCIAL STATEMENTS AND ALLOCATION OF PROFITS

Fortieth.- The Board of Directors must, within the eighty days following the end of the year, and according to the Law of Financial Statements, must prepare a proposal for the allocation of profits and the Annual Report. The year shall be a calendar year.

Forty-first.- The financial statements shall be prepared and submitted according to the applicable legal provisions and the generally accepted accounting principles in the country.

As from the date following the publication of the call to the general meeting, any stockholder may obtain from the Company's office, on a free basis, copies of the documents referred to in the foregoing paragraph; notwithstanding it shall inform the stockholders, the number, face value, percentage, stocks and rights corresponding to the stocks.

Forty-second.- Dividends may only be allocated based on the profits actually earned or freely available cash reserves, provided that the value of the asset is not lower than the capital stock.

Forty-third.- The final allocation of profits shall be made in such form and times as determined by the General Meeting, subject to the articles 230 to 233 of the General Corporate Act.

EIGHTH TITLE.- LIQUIDATION

Forty-fourth.- The Company shall be liquidated whenever so resolved by the General Stockholders' Meeting called for that purpose. The Company dissolved shall continue being a legal entity as far as the liquidation is made.

The liquidator of the Company shall be a committee of five members that shall be designated and operate in such form and with such powers as provided in the By-laws for the Board of Directors.

Likewise, as far as applicable, the General Meeting shall continue operating as provided in these bylaws and the General Corporate Act.

NINTH TITLE.- APPLICABLE LAWS

Forty-five.- The General Corporate Act shall be applicable to any issue not expressly provided herein.

TENTH TITLE.- ARBITRATION

Forty-sixth.- Any difference or dispute between the stockholders and the Company that may arise out of these By-laws, including its nullity or invalidity, shall be settled by final arbitration in accordance with the rules of conciliation and arbitration of the Center for National and International Arbitration of the Chamber of Commerce of Lima, to which rules they are submitted unconditionally.

EXHIBIT 1.2

ESCRITURA NUMERO: SIETE MIL QUINIENTOS NOVENTIDOS

MINUTA NUMERO: 6717

KARDEX NUMERO: 55102

ESCRITURA PUBLICA DE

TRANSFORMACIÓN DE SOCIEDAD ANÓNIMA

a

SOCIEDAD COMERCIAL DE RESPONSABILIDAD LIMITADA

y

MODIFICACIÓN TOTAL DE ESTATUTO SOCIAL

que otorga

MINERA YANACOCHA S.A.

*************************************************************

En la ciudad de Lima, a los treintiun días del mes de Octubre de mil novecientos noventa y nueve, ante mí: JULIO ANTONIO DEL POZO VALDEZ, Abogado - Notario Público de Lima, con Libreta Electoral número 08199864, con la constancia de haber sufragado en las últimas elecciones, con Libreta Militar número 22948844 y Registro Único de Contribuyentes número 10955068. ===================================================

COMPARECE: ==================================================

El señor JUAN HERNANDO GAVIDIA VELEZMORO, identificado con Libreta Electoral número 10493987, con la constancia de haber sufragado en las últimas elecciones, peruano, casado, Administrador de Empresas, domiciliado para efectos del presente contrato en Avenida Camino Real número 348, Oficina 1001, San Isidro. Que procede en nombre y representación de MINERA YANACOCHA S.A., con Registro Único de Contribuyente número 13729131, debidamente facultado según Acta que se insertará para formar parte del presente contrato. ==========

De conformidad con lo establecido en el Artículo 55 de la Ley del Notariado doy fe de haber identificado al compareciente en la forma establecida en el articulo 54 de la Ley, y dejo constancia que el compareciente es persona mayor de edad, con capacidad plena de ejercicio, inteligente en el Idioma Castellano, hábil para celebrar toda clase de contratos y para otorgar toda clase de actos jurídicos, procede con entera libertad y conocimiento suficiente de la escritura que está otorgando. =============================================

El contratante me entregó una minuta autorizada por Abogado para ser elevada a escritura pública, a la cual conforme al artículo 60 de la Ley, procedí a numerarla en el orden que le corresponde para los fines de formar el tomo de minutas que precisa dicho dispositivo, y cuyo tenor literal es como sigue: ======================================================

MINUTA: =====================================================

SEÑOR NOTARIO: JULIO ANTONIO DEL POZO VALDEZ. ===============

Sírvase extender en su Registro de Escrituras Públicas una de Transformación de Sociedad y Modificación Total de Estatuto Social que otorga Minera Yanacocha S.A., identificada con Registro Único de Contribuyentes No. 13729131, con domicilio en Avenida Camino Real No. 348, Oficina 1001, San Isidro, Lima, debidamente representada por el señor Juan Gavidia Velezmoro, en los términos siguientes: ======================

PRIMERO: Minera Yanacocha S.A. es una empresa constituida por Escritura Pública de fecha 14 de enero de 1992, otorgada ante Notario Público de Lima, doctor Julio Antonio del Pozo Valdéz. La empresa se encuentra inscrita en el asiento 1 de la Ficha No. 39465, del registro Público de Minería. ========

SEGUNDO: Mediante Junta General de Accionistas de Minera Yanacocha S.A. de fecha 15 de octubre de 1999, cuya acta usted señor Notario se servirá insertar, se tomaron los siguientes acuerdos: =======================================

  Transformar la forma societaria de la empresa por la de una sociedad comercial de responsabilidad limitada, en la cual se mantendrán los actuales porcentajes de los socios, recibiendo participaciones sociales en lugar de sus acciones. ================================================

  Modificar totalmente el estatuto social en virtud de la transformación a Sociedad Comercial de Responsabilidad Limitada, de acuerdo al texto aprobado en dicha Junta. ===

TERCERO: Con fecha 29 de octubre de 1999, se ha recibido la comunicación escrita de International Finance Corporation, que debidamente legalizada y traducida usted señor Notario se servirá insertar, en donde comunican a la Sociedad su renuncia expresa al derecho de separación que les otorga la Ley General de Sociedades con respecto al acuerdo de transformación y su voluntad de continuar siendo socio de la empresa. ===================================================

CUARTO: Se deja constancia que en cumplimiento de lo dispuesto por el artículo 340. de la Ley General de Sociedades, se procede a insertar los avisos correspondientes a la transformación de la Sociedad. =======

QUINTO: En cumplimiento de los encargos que me han sido conferidos yo, Juan Gavidia Velezmoro, declaro transformada la Sociedad y modificado totalmente el Estatuto Social conforme a lo indicado en el acta de Junta General de Accionistas de fecha 15 de octubre de 1999. ================

Agregue usted señor Notario las cláusulas de ley, inserte el acta, la comunicación escrita y las publicaciones a que se hace referencia y pase los partes respectivos al Registro Público de Minería para su inscripción. ====================

Lima, 31 de octubre de 1999. ===============================

FIRMADO: JUAN HERNANDO GAVIDIA VELEZMORO. ==================

Autorizada la Minuta por el Doctor Abel Revoredo Palacios, con Registro del Colegio de Abogados de Lima número 19326. =

INSERTO:====================================================

AVISO DE CONVOCATORIA PUBLICADO EN EL DIARIO OFICIAL EL PERUANO, EN SU EDICIÓN DEL DIA MIÉRCOLES 6 DE OCTUBRE DE 1999. ======================================================

JULIO ANTONIO DEL POZO VALDEZ, Abogado, Notario Público de Lima, C E R T I F I C O: ===================================

Que he tenido a la vista el Diario Oficial El Peruano, en su edición del día miércoles 6 de octubre de 1999, y he constatado que en la página 34 se encuentra publicado el aviso de convocatoria a Junta General de Accionistas, de Minera Yanacocha S.A., cuyo tenor literal es como sigue: ===

MINERA YANACOCHA S.A.=======================================

RUC 13729131 ===============================================

CONVOCATORIA ===============================================

JUNTA GENERAL DE ACCIONISTAS ===============================

Conforme a lo acordado en la Sesión de Directorio del 29 de setiembre de 1999, SE CONVOCA a Junta General ~~Extraordinaria~~ de Accionistas de Minera Yanacocha S.A. para el próximo 15 de octubre de 1999 a las 10:00 a.m. en las oficinas de la sociedad sitas en Av. Camino real 348, Torre el Pilar, Piso 10, San Isidro, con el objetivo de tratar la agenda siguiente: =================================================

  Transformación de la compañía en sociedad comercial de responsabilidad limitada. ================================

  Modificación del Estatuto. ===============================

En caso no se contase con el quórum requerido por el Estatuto en dicha oportunidad, la Junta se reunirá en segunda convocatoria el 18 de octubre de 1999, a la misma hora y en el mismo lugar. ==================================

Lima, 5 de octubre de 1999 =================================

LA GERENCIA ================================================

002-FA-0244095-1 1v. 6 octubre =============================

INSERTO: ===================================================

AVISO DE CONVOCATORIA PUBLICADO EN EL DIARIO EL COMERCIO EN SU EDICIÓN DEL DIA MIÉRCOLES 6 DE OCTUBRE DE 1999. =========

JULIO ANTONIO DEL POZO VALDEZ, Abogado, Notario Público de Lima, C E R T I F I C O: ===================================

Que he tenido a la vista el Diario El Comercio, en su edición del día miércoles 6 de octubre de 1999, y he constatado que se encuentra publicado el aviso de convocatoria a Junta General de Accionistas, de Minera Yanacocha S.A., cuyo tenor literal es como sigue: ==========

MINERA YANACOCHA S.A. ======================================

RUC 13729131 ===============================================

CONVOCATORIA ===============================================

JUNTA DE ACCIONISTAS =======================================

Conforme a lo acordado en la Sesión de Directorio del 29 de setiembre de 1999, SE CONVOCA a Junta General ~~Extraordinaria~~ de Accionistas de Minera Yanacocha S.A. para el próximo 15 de octubre de 1999 a las 10:00 a.m. en las oficinas de la sociedad sitas en Av. Camino Real 348, Torre el Pilar, Piso 10, San Isidro, con el objeto de tratar la agenda siguiente:

- Transformación de la compañía en sociedad comercial de responsabilidad limitada. ==================================

  Modificación del Estatuto. ===============================

En caso no se contase con el quórum requerido por el Estatuto en dicha oportunidad, la Junta se reunirá en segunda convocatoria el 18 de octubre de 1999, a la misma hora y en el mismo lugar. ==================================

Lima, 5 de octubre de 1999 =================================

LA GERENCIA

INSERTO: ===================================================

ACTA DE JUNTA GENERAL DE ACCIONISTAS CELEBRADA EL 15 DE OCTUBRE DE 1999. ===========================================

JULIO ANTONIO DEL POZO VALDEZ, Abogado Notario Público de Lima; ======================================================

CERTIFICO: Que he tenido a la vista el Libro de Actas de Junta General de Accionistas de MINERA YANACOCHA S.A., llevado con las formalidades de Ley y legalizado por ante el señor Juez del Segundo Juzgado de Paz Letrado de Lince - San Isidro, que despachaba el Doctor Francisco Peixoto M., Secretario señor José Blanco Secas, habiéndose registrado en el Libro del Juzgado bajo el número 1142, con fecha 24 de febrero de 1992, y he constatado que a folios 70 al 93 del mencionado libro corre extendida el Acta de Junta General de Accionistas celebrada al 15 de octubre de 1999, cuyo tenor se me solicita transcribir es como sigue: ==================

JUNTA GENERAL DE ACCIONISTAS ===============================

En Lima, siendo las 10 a.m. del día 15 de octubre de 1999, se reunieron en el local de la sociedad sito en Av. Camino Real 348, Torre el Pilar, Piso 10, San Isidro, Lima, los siguientes accionistas: ====================================

  Newmont Second Capital Corporation, titular de 2'362,216 acciones, debidamente representada por el señor Emil Ruppert Yañez, según carta poder que encontrada conforme se ordenó archivar. ======================================

  Compañía Minera Condesa S.A. titular de 2'007,884 acciones debidamente representada por el señor Alberto Benavides de la Quintana según carta poder que encontrada conforme se ordenó archivar. =========================================

Luego de comprobar que se contaba con el quórum requerido por la ley y el Estatuto, se dio inicio a la Junta, bajo la presidencia del señor Alberto Benavides de la Quintana y actuando como Secretario el señor Carlos Santa Cruz. =======

Acto seguido el Secretario dio lectura al aviso de convocatoria publicado en el Diario Oficial "El Peruano" y en el diario "El Comercio" con fecha 6 de octubre de 1999 de acuerdo a lo siguiente: ====================================

MINERA YANACOCHA S.A. ======================================

RUC 13729131 ===============================================

CONVOCATORIA ===============================================

JUNTA GENERAL DE ACCIONISTAS ===============================

Conforme a lo acordado en la Sesión de Directorio del 29 de setiembre de 1999, SE CONVOCA a Junta General ~~Extraordinaria~~ de Accionistas de Minera Yanacocha S.A. para el próximo 15 de octubre de 1999 a las 10:00 a.m. en las oficinas de la sociedad sitas en Av. Camino Real 348, Torre el Pilar, Piso 10, San Isidro, con el objeto de tratar la agenda siguiente:

- Transformación de la compañía en sociedad comercial de responsabilidad limitada. ================================

  Modificación del Estatuto. ===============================

En caso no se contase con el quórum requerido por el Estatuto en dicha oportunidad, la Junta se reunirá en segunda convocatoria el 18 de octubre de 1999, a la misma hora y en el mismo lugar. ==================================

Lima, 5 de octubre de 1999 =================================

LA GERENCIA ================================================

Acto seguido se dio inicio a la Junta, procediéndose a tratar los asuntos de la agenda: ===========================

  Transformación de la Sociedad Anónima en Sociedad Comercial de Responsabilidad Limitada. ==================

  El Presidente indicó que como era de conocimiento de los accionistas, se había estudiado la conveniencia de transformar a la empresa en una sociedad comercial de responsabilidad limitada. Planteado el tema los accionistas discutieron las implicancias del cambio y finalmente, luego de deliberar al respecto, acordaron por unanimidad aprobar la transformación de la forma societaria de la empresa por la de una sociedad comercial de responsabilidad limitada, en la cual se mantendrán los actuales porcentajes de los socios, recibiendo participaciones sociales en lugar de sus acciones. ======

  Modificación total del estatuto social en virtud de la transformación a Sociedad Comercial de responsabilidad Limitada. ===============================================

El Presidente explicó que como consecuencia de la transformación de la empresa en sociedad comercial de responsabilidad limitada, era necesario modificar íntegramente el estatuto social. Por tanto, luego de revisar el proyecto de nuevo estatuto social, la Junta acordó por unanimidad aprobar el mismo, el cual tendrá el siguiente texto: ========================================

ESTATUTOS ===================================================

TÍTULO I ====================================================

DENOMINACIÓN, OBJETO, DURACIÓN Y DOMICILIO ==================

Artículo 1.: Denominación ===================================

La denominación de la Sociedad es Minera Yanacocha, a la que se le agregará la abreviatura S.R.L. ========================

Artículo 2.: Objeto Social ==================================

La Sociedad tiene por objeto dedicarse a la exploración y explotación de derechos mineros y, en general, a cualquiera de las actividades directa o indirectamente comprendidas en la Ley General de Minería, sin reserva ni limitación alguna.

La Sociedad podrá, asimismo, intervenir en todos los actos y celebrar todos los contratos que las leyes permitan y que conduzcan a la realización de sus fines o que de algún modo sirvan para la mejor realización de los mismos o que convengan a los intereses sociales, incluyendo la constitución de sociedades y la adquisición de acciones y/o participaciones de sociedades sea por compra u otro medio o participando en aumentos de capital. ========================

Artículo 3.: Domicilio ======================================

El domicilio de la Sociedad es la ciudad de Lima, pudiendo establecer sucursales, centro de operación, agencias u oficinas en cualquier lugar de la República o del extranjero por acuerdo de la Junta General de Socios. ==================

Artículo 4.: Duración =======================================

El término de la Sociedad es indeterminado, habiendo iniciado sus actividades el 1 de Agosto de 1991. =====================

TITULO II ===================================================

DEL CAPITAL SOCIAL Y PARTICIPACIONES ========================

Artículo 5.: Capital ========================================

El capital social es de S/.4'600,104 (cuatro millones seiscientos mil ciento cuatro Nuevos Soles) dividido en 4'600,104 participaciones iguales de S/.1 cada una, íntegramente suscritas y totalmente pagadas; gozando todas de iguales derechos y prerrogativas.

Artículo 6.: Derechos de los Socios =========================

Cada participación confiere a su titular legítimo la calidad de socio y le atribuye cuando menos, los siguientes derechos en proporción a sus participaciones: ========================

  Participar en el reparto de utilidades y en el del patrimonio neto resultante de la liquidación. ===========

  Intervenir y votar en las juntas generales de socios. ===

  Fiscalizar, en la forma establecida por la ley y el estatuto, la gestión de los negocios sociales. ==========

  Ser preferido para la suscripción de participaciones en caso de aumento de capital social y en la adquisición de las participaciones de la sociedad a ser enajenadas conforme a lo dispuesto en el artículo 9.. ==============

  Separarse de la sociedad en los casos previstos por la ley y en el presente Estatuto. ==========================

Artículo 7.: Participaciones ===============================

Las participaciones son iguales, acumulables e indivisibles. Los copropietarios de participaciones deben designar a una sola persona para el ejercicio de los derechos de socio y responden solidariamente frente a la Sociedad de cuantas obligaciones deriven de su calidad de socios. La designación se efectuará mediante carta con firma legalizada notarialmente, suscrita por copropietarios que representen más del cincuenta por ciento (50%) de los derechos y acciones sobre las participaciones en copropiedad. =========

Artículo 8.: Derecho a voto =================================

Cada participación da derecho a un voto en la Junta General de Socios. ==================================================

Artículo 9.: Transmisión de las Participaciones =============

La transmisión de las participaciones se hará siguiendo el procedimiento señalado en este Estatuto y se formalizará por escritura pública, debiendo inscribirse en el Registro correspondiente. ============================================

Excepto e los casos de transferencias por causa de muerte, anticipo de herencia, terminación de sociedades conyugales y de reorganización de las sociedades tenedoras de las mismas a favor de otras sociedades controladas por los mismos accionistas o socios, el socio que se proponga transferir sus participaciones deberá comunicarlo por escrito a la sociedad conforme al siguiente procedimiento. ========================

  El socio interesado deberá comunicar su voluntad de

  transferir mediante comunicación, bajo cargo, dirigida al Gerente, indicando en ella el nombre del posible adquiriente, el número de participaciones que se transfiere, el precio de las mismas, la forma de pago, el plazo para el pago, así como la indicación de si la venta está condicionada a que se adquiera el total de las participaciones ofertadas. =========================

  En caso de permuta, el valor del bien ofrecido en contraprestación por las participaciones que se desea transferir deberá ser fijado por dos peritos de reconocido prestigio, para efectos del ejercicio del derecho de preferencia. ================================

  La comunicación antes indicada deberá incluir, asimismo, el compromiso del socio de suscribir la Minuta, Escritura Pública, así como cualquier otro documento que resulte necesario para inscribir la transferencia en el registro. ==============================================

  La comunicación antes indicada deberá ser puesta en conocimiento de los demás socios por el Gerente dentro de los cuatro días útiles siguientes a su recepción, indicando la cantidad de participaciones que cada socio tiene el derecho de adquirir en primera rueda de acuerdo a su participación en el capital social. Los socios tendrán el derecho de adquirir las participaciones ofertadas a prorrata de sus tenencias en el capital social. =================================

  En el caso que no todos los socios desearan hacer uso del referido derecho o algunos manifestaran su decisión de comprar un número menor de participaciones de aquel al que tendrían derecho, los otros socios tendrán derecho a acrecer y, en consecuencia, las participaciones restantes serán distribuidas entre ellos a prorrata de sus participaciones en el capital y dentro del límite máximo de participaciones que manifiestan desear adquirir. =======================================

  Los socios tendrán un plazo de 30 días útiles contado a partir de recibida la comunicación indicada en el acápite anterior para manifestar por escrito a la Sociedad su decisión irrevocable de adquirir las participaciones ofertadas. El socio deberá indicar en su comunicación el número máximo de participaciones que está dispuesto a adquirir en caso de efectuarse una segunda rueda. ========================================

  En caso de no recibirse respuesta de uno o más socios en el plazo a que se refiere este acápite, se considerará que dichos socios no tienen interés en adquirir las participaciones ofertadas. =============================

  El plazo de 30 días establecido en el presente acápite se tendrá por vencido si antes de su término se recibieran las respuestas por escrito de todos los socios. ================================================

  Recibidas las respuestas de los socios la Sociedad determinará, dentro de un plazo que no excederá de 15 días útiles, el número definitivo de participaciones que cada socio tendrá derecho de adquirir. ============

  En el caso que no se ejerciera el derecho de preferencia respecto del total de las participaciones ofertadas, la Sociedad podrá hacer uso del derecho de adquirir dichas participaciones en la parte sobre la que se haya ejercido la preferencia, en cuyo caso tal decisión deberá ser tomada par la Junta General de Socios dentro del plazo de 15 días a que se refiere el primer párrafo de este punto. Para estos efectos el Gerente deberá obligatoriamente convocar a Junta dentro del plazo antes mencionado. ============================================

  Este derecho sólo podrá ser ejercido en los casos previstos por la Ley. ==================================

  Los resultados obtenidos en aplicación del literal D) anterior deberán ser comunicados por escrito a los socios dentro de los 5 días siguientes. ===============

  Dentro de este mismo plazo deberá informarse al ofertante si se adquirirán participaciones conforme al presente artículo y, en caso que fuere posible adquirir parte de las participaciones ofertadas, el número de participaciones sobre las que se ha ejercido el derecho de preferencia. ========================================

  Si los socios no ejercen la preferencia, o si la ejercieran adquiriendo un número de participaciones inferior al total ofrecido y la venta hubiese estado condicionada a que se adquiriera el total de las participaciones ofrecidas, y la Sociedad no hubiese decidido, cuando la Ley lo permita, adquirir las participaciones restantes, el ofertante quedará en libertad de enajenar sus participaciones a terceros. ==

  Del mismo modo, cuando la venta no hubiese estado condicionada a que se adquiera el total de las participaciones, el ofertante quedará en libertad de enajenar a terceros las participaciones sobre las que no se hubiera ejercido el derecho de preferencia, siempre que la Sociedad no hubiese decidido adquirir las participaciones restantes. =============================

  En cualquier caso, la venta a terceros deberá efectuarse a un precio no inferior al fijado de acuerdo a este artículo y en los mismos términos ofrecidos a los socios de la Sociedad, operación que deberá ser comunicada a la Sociedad, acompañando el Testimonio de la Escritura Pública de Transferencia de Participaciones, dentro de los 30 días siguientes al vencimiento de los plazos acumulados señalados en los acápites anteriores. De lo contrario se tendrá por caduca la autorización de transferir y el ofertante deberá reiniciar el procedimiento si insiste en su intención de enajenar. ==

  Salvo que el socio que deseare vender hubiese establecido un plazo mayor en la oferta, el precio deberá pagarse mediante cheque de gerencia en un plazo máximo de 10 días útiles contado a partir de la fecha en que los socios que hayan manifestado su decisión de adquirir las participaciones reciban la comunicación a que se refiere el acápite E). Los cheques deberán ser entregados a la Sociedad, la que sólo los entregará al vendedor conjuntamente con el de la Sociedad de ser el caso, cuando reciba de éste una carta indicando el número de participaciones que han sido transferidas y los certificados de participaciones representativos de las mismas. ===========================================

  Si la oferta hubiere estado condicionada a que se adquiera el total de las participaciones, la transferencia no se llevará a cabo en tanto no se reciba el precio total ofertado. ==============================

  Si vencido el plazo de 10 días antes indicado, no se hubiere pagado el precio, se tendrá la oferta por no aceptada, y el ofertante quedará en libertad de transferir sus participaciones a terceros, lo que deberá hacerse por un precio no inferior al fijado conforme a este artículo y en todos los casos en los mismos términos y condiciones materia de la oferta. La operación deberá ser comunicada a la Sociedad, acompañando el Testimonio de la Escritura Pública de Transferencia de Participaciones, dentro de un plazo que no excederá los 30 días útiles siguientes al vencimiento del plazo a que se refiere el acápite anterior. De lo contrario, se tendrá por caduca la autorización de transferir y el ofertante deberá reiniciar el procedimiento si insiste en su intención de enajenar. Se deja constancia que el derecho de preferencia resulta también de aplicación a los casos en que la venta de las participaciones resulte obligatoria por mandato judicial o legal. En estos casos la referencia se ejercitará sustituyéndose los socios interesados o la propia Sociedad, si fuera el caso, a la mejor oferta que se obtenga en el remate o venta de las participaciones.

Igualmente, el derecho de preferencia resultará de aplicación en los casos de aporte de las participaciones a Sociedades que no sean controladas por el socio transferente o sus socios en caso de ser éste persona jurídica. En este caso, se considerará como valor de venta el que corresponda a las acciones o participaciones que se recibirán en razón del aporte de llevarse a cabo. =======================================

El procedimiento antes descrito será obligatorio, salvo: ====

  Que todos los demás socios renuncien, mediante comunicación escrita, a ejercer su derecho de preferencia y al mismo tiempo confirmen que tampoco tienen interés en que la Sociedad adquiera las participaciones. En dicho caso el ofertante quedará en libertad de enajenar las particiones a un tercero debiendo ser comunicada la operación en los términos y plazos señalados en el acápite F). =====================

  Que los socios no interesados renuncien por escrito, directamente ante el o los socios desearen transferir, ejercer su derecho de preferencia, y, que los demás socios lleguen a acuerdo directamente con el ofertante.

En este caso, la transferencia se efectuará directamente a aquellos socios que hubiesen llegado a acuerdo con el ofertante, debiendo el vendedor comunicar que la o las transferencias a la Sociedad, adjuntando a dicha comunicación las renuncias de los socios no interesados, a quienes igualmente les remitirá tal comunicación, y además los términos de la o las transferencias. Esto último sólo resultará de aplicación en el caso que las renuncias se hubieran basado en el precio y/u otros términos y condiciones. ================================

Se deja expresamente establecido que es condición para la trasferencia y para su posterior registro, que el o los adquirientes, según el caso, declaren por escrito a la sociedad que han adquirido las participaciones en los términos de la oferta efectuada a los demás socios; excepto en el caso previsto en el punto II que antecede, en cuyo caso bastará con comunicar la transferencia y adjuntar las renuncias. ==================================================

Si pese a ello se determinase que la transferencia se ha realizado en términos y condiciones distintos de lo ofertado, excepto en lo que al precio se refiere (que podrá ser superior al que se haya fijado conforme a este artículo), será nula la transferencia. =================================

Asimismo, en todos los casos el o los adquirientes deberán declarar que conocen el Estatuto Social, así como los convenios de voto que pudieran haberse registrado con la sociedad y, de ser el caso, que se someten expresamente a ellos. ======================================================

Las comunicaciones de la sociedad a los socios en los casos previstos en este artículo serán dirigidas por correo certificado y/o por escrito con cargo de recepción y/o por cualquier otro medio que asegure su recepción a las direcciones que al efecto hubieran dado a la sociedad. Cualquier cambio de domicilio deberá ser previamente notificado por escrito a la sociedad, de lo contrario se considerará que el domicilio correcto es el que figura en los registros de la sociedad. ===================================

La constitución de derechos reales sobre las mismas deberá ser comunicada por escrito a la Sociedad para que surta efectos frente a ésta y deberá constar en escritura pública que se inscribirá en el Registro correspondiente. ===========

Artículo 10.: Convenios entre Socios ========================

Son válidos ante la sociedad y le son exigibles en todo cuanto le sea concerniente, los convenios entre socios o entre estos y terceros, a partir del momento en que le sean debidamente comunicados. ====================================

Artículo 11.: Aceptación del pacto social por parte del nuevo socio =======================================================

La adquisición de una o más participaciones implica por parte del socio la aceptación del contrato social y del Estatuto de la Sociedad, así como de las resoluciones de las Juntas de Socios tomadas de acuerdo con las leyes y este Estatuto. ====

TITULO III ==================================================

DEL RÉGIMEN DE LA SOCIEDAD ==================================

Artículo 12.: Órganos de la Sociedad ========================

El régimen de gobierno de la Sociedad está encomendado a la Junta General de Socios, la Gerencia y el Comité Ejecutivo, los cuales ejercerán sus funciones de conformidad con este Estatuto. ===================================================

CAPITULO I ==================================================

DE LA JUNTA GENERAL =========================================

Artículo 13.: Órgano supremo de la sociedad =================

La Junta General de Socios es el órgano supremo de la Sociedad. Los socios reunidos según las prescripciones de este Capítulo constituyen la Junta General. Todos los socios, inclusive los disidentes y los que no hubieren participado en la reunión quedan sometidos a los acuerdos adoptados por la Junta General. ==============================================

Artículo 14.: Lugar de celebración de la Junta ==============

Las reuniones de la junta general de socios podrán ser celebradas fuera del domicilio social, debiendo indicarse en la convocatoria el lugar donde serán llevadas a cabo.

Artículo 15.: Oportunidad ===================================

La Junta General se reunirá obligatoriamente una vez al año dentro de los tres meses siguientes a la terminación del ejercicio económico. Adicionalmente, el Gerente o el Comité Ejecutivo pueden convocar a Junta General de Socios toda vez que lo ordene la ley, se requiera resolver sobre asuntos que son competencia de la Junta, lo decida el Comité ejecutivo por considerarlo necesario al interés social, o lo soliciten socios que representen, al menos, la quinta parte del capital social, expresando en la solicitud los asuntos a tratarse. En este último caso, la Junta de deberá ser obligatoriamente convocada dentro de los 15 días siguientes a la solicitud. ==

No obstante lo anterior, si la Junta Obligatoria Anual no se convoca dentro del plazo arriba indicado y para sus fines, o convocada no se trata en ella los asuntos de su competencia, a pedido de cualquiera de los socios dicha Junta será convocada por el juez del domicilio social. =================

Artículo 16.: Objeto ========================================

La Junta General Obligatoria Anual tiene por objeto: ========

  Pronunciarse sobre la gestión social y los resultados económicos del ejercicio anterior expresados en los estados financieros respectivos; ========================

  Resolver sobre la aplicación de las utilidades, si las hubiere; ================================================

  Elegir a la persona que presidirá la Junta, así como a la persona que actuará como Secretario; ====================

  Designar o delegar en la Gerencia la designación de los auditores externos, cuando corresponda; =================

  Resolver sobre los demás asuntos consignados en la convocatoria. ===========================================

Artículo 17.: Otras facultades ==============================

Compete, asimismo, a la Junta General de Socios: ============

  Elegir y remover a los miembros del Comité Ejecutivo, ya sean titulares, suplentes o alternos; ===================

  Elegir y remover al Gerente; ============================

  Modificar el estatuto social; ===========================

  Aumentar o reducir el capital; ==========================

  Emitir Obligaciones; ====================================

  Acordar la enajenación, en un solo acto, de activos cuyo valor contable exceda el cincuenta por ciento (50%) del capital de la sociedad; =================================

  Disponer investigaciones y auditorias especiales; =======

  Acordar la transformación, fusión, escisión, reorganización y disolución de la sociedad, así como resolver sobre su liquidación; y ========================

  Resolver en los casos en que la ley o el estatuto dispongan su intervención y en cualquier otro que requiera el interés social. =============================

Los asuntos indicados en este artículo pueden ser competencia de la Junta General Obligatoria Anual siempre que hayan sido objeto de la convocatoria y se cuente con el quórum correspondiente. ============================================

Artículo 18.: Convocatoria ==================================

Las Juntas Generales deben ser convocadas por el Gerente o el Presidente del Comité Ejecutivo, mediante aviso publicado en el diario oficial "El Peruano" y en otro de mayor circulación en la ciudad de Lima. El aviso de convocatoria de la Junta General Obligatoria Anual deber ser publicado con una anticipación no menor de 10 días al de la fecha fijada para su celebración. Para la convocatoria de las demás Juntas Generales, la anticipación de la publicación será no menor de 7 días. =====================================================

Adicionalmente, deberá notificarse a los socios vía telex, fax o cualquier otro medio que asegure su recepción. ========

El aviso de convocatoria especifica el día, hora y lugar de la reunión y las materias a tratar. =========================

Puede constar asimismo en el aviso el lugar, día y hora en que, si así procediera, se reunirá la Junta General en segunda convocatoria. Dicha segunda reunión debe celebrarse no menos de tres ni más de diez días después de la primera. =

La Junta General no puede tratar asuntos distintos a los señalados en el aviso de convocatoria, salvo en los casos permitidos por la ley. ======================================

Artículo 19.: Junta Universal ===============================

No obstante lo dispuesto en el artículo anterior, la Junta se entenderá convocada y validamente constituida siempre que se encuentren presentes socios que representen la totalidad de las participaciones suscritas con derecho a voto y acepten por unanimidad la celebración de la Junta y los asuntos que en ella se proponga tratar. =================================

Artículo 20.: Representación ================================

Todo socio con derecho a participar en las Juntas Generales puede hacerse representar por otra persona. La representación debe conferirse por escrito y con carácter especial para cada Junta General, salvo que se trate de poderes otorgados por escritura pública. Los poderes deberán de ser registrados ante la sociedad con una anticipación no menor de 24 horas a la hora fijada para la celebración de la Junta General. =====

Artículo 21.: Determinación del Quórum ======================

Antes de la instalación de la Junta General, se formula la lista de asistentes expresando el carácter o representación de cada uno y el número de participaciones propias o ajenas con que concurre. ===========================================

Al final de la lista se determina el número de participaciones representadas y su porcentaje respecto del total de las mismas. ========================================

Artículo 22.: Quórum simple =================================

Salvo lo previsto en el artículo siguiente, la Junta General queda validamente constituida en primera convocatoria cuando se encuentre representado, cuando menos, el 81% (ochenta y uno por ciento) del capital pagado. =========================

En segunda convocatoria será suficiente la concurrencia de cualquier número de socios. =================================

Los acuerdos se adoptarán por mayoría absoluta de las participaciones representadas en la Junta. ==================

Artículo 23.: Quórum calificado =============================

Cuando se trate de modificar el Estatuto Social, aumentar o disminuir el capital, emitir obligaciones, enajenar en un solo acto activos cuyo valor contable exceda el cincuenta por ciento (50%) del capital de la sociedad, transformar, fusionar, escindir, reorganizar y disolver la Sociedad, así como resolver sobre su liquidación, se requiere en primera convocatoria la concurrencia de, cuando menos, 81% (ochenta y uno por ciento) del capital pagado. En segunda convocatoria, bastará con que concurran al menos tres quintas partes del capital pagado. =============================================

En los casos señalados en el párrafo anterior, los acuerdos deberán ser adoptados por un número de participaciones que represente, cuando menos, la mayoría absoluta de las participaciones representadas en la Junta. ==================

Artículo 24.: Suspensión del derecho de voto ================

El derecho de voto no puede ser ejercido por el socio que tenga, por cuenta propia o de terceros, interés en conflicto con el de la Sociedad. ======================================

Las participaciones respecto de las cuales no se puede ejercitar el derecho de voto por aplicación de lo dispuesto en el párrafo anterior o por disposición legal, son computables para formar el quórum de la junta pero no se computarán para establecer la mayoría en las votaciones. ====

Artículo 25.: Presidencia ===================================

La Junta General será presidida por el Presidente del Comité Ejecutivo y en su ausencia presidirá la Junta General el socio elegido entre los presentes. ==========================

Como secretario actuará el Gerente y, en su ausencia, la persona que la Junta designe. ===============================

Artículo 26.: Actas =========================================

Las sesiones de juntas generales y los acuerdos adoptados en ellas, constan en actas que expresan un resumen de lo acontecido en la reunión. Las actas pueden asentarse en un Libro especialmente abierto a dicho efecto, en hojas sueltas o en cualquier otra forma que permita la ley. ===============

En cada acta se hará constar el lugar, fecha y hora en que se realizó la Junta; la indicación de si se celebra en primera, o segunda convocatoria; el nombre de los socios presentes o de quienes los representan; el número de participaciones de las que son titulares; el nombre de quienes actuaron como Presidente y Secretario; la indicación de las fechas y los periódicos en que se realizaron las convocatorias; la forma y resultado de las votaciones y los acuerdos adoptados. =======

Los requisitos anteriormente mencionados que figuren en la lista de asistentes pueden ser obviados si esta forma parte del acta. ===================================================

Cualquier socio concurrente o su representante y las personas con derecho a asistir a la Junta General están facultados para solicitar que quede constancia en el acta del sentido de sus intervenciones y de los votos que hayan emitido. ========

El acta, incluido un resumen de las intervenciones referidas en el párrafo anterior, será redactada por el Secretario dentro de los cinco días siguientes a la celebración de la Junta General. La redacción y aprobación del acta podrá efectuarse en la misma Junta o después de su celebración. Cuando el acta sea aprobada en la misma Junta se debe dejar expresa constancia de ello, y cuando menos deberá ser firmada por el Presidente, el Secretario y un socio designado al efecto. =====================================================

Cuando el acta no se aprobase en la misma Junta, ésta designará especialmente a no menos de dos socios para que, conjuntamente con el Presidente y el Secretario, la revisen, aprueben y suscriban. =======================================

El acta debe quedar aprobada y firmada dentro de los diez días siguientes a la celebración de la Junta y puesta a disposición de los socios concurrentes o sus representantes, quienes podrán dejar constancia de sus observaciones o desacuerdos mediante carta notarial. ========================

Tratándose de juntas generales universales es obligatoria la suscripción del acta por todos los socios concurrentes a ellas, salvo que hayan firmado la lista de asistentes y en ella estuviesen consignados el número de participaciones del que son titulares y los diversos asuntos objeto de la convocatoria. ===============================================

En este caso, basta que sea firmada por el Presidente, el Secretario y un socio designado al efecto y la lista de asistentes se considera parte integrante e inseparable del acta. =======================================================

Cualquier concurrente a la Junta General tiene derecho a firmar el acta. =============================================

Artículo 27.: Documentos Especiales =========================

Cuando por cualquier circunstancia no pudiese asentarse el acta en la forma establecida en el artículo precedente, se extenderá y firmará por todos los socios concurrentes en documento especial, el que se adherirá o transcribirá al libro o a las hojas sueltas en su oportunidad. El documento especial deberá ser entregado al Gerente General quien será responsable de cumplir con lo prescrito en el más breve plazo. ======================================================

Las actas tienen fuerza legal desde su aprobación. ==========

CAPITULO II =================================================

DE LA GERENCIA ==============================================

Artículo 28.: Gerentes ======================================

La Sociedad contará con un Gerente nombrado por la Junta General de Socios. ==========================================

El Gerente puede ser persona natural o jurídica. No se requiere ser socio para ser designado Gerente. ==============

Artículo 29.: Facultades del Gerente ========================

El Gerente está facultado para la ejecución de los actos y contratos ordinarios correspondientes al objeto social y, en consecuencia, está investido de la representación judicial y administrativa de la Sociedad. ==============================

Sin perjuicio de los poderes que en cada caso otorgue la junta general de socios en favor del Gerente, las principales atribuciones de este funcionario son las siguientes: ========

  Convocar a la Junta General de Socios ===================

  Organizar el régimen interno de la Sociedad y dirigir las operaciones de ésta de conformidad con el Estatuto y los acuerdos de las Juntas Generales de Socios; =============

  Cuidar de los bienes y fondos sociales; =================

  Representar a la Sociedad ante toda clase de autoridades judiciales, políticas, administrativas, consulares, municipales, policiales y de cualquier otra índole con las facultades generales y especiales de representación procesal contenidas en los artículos 74 y 75 del Código Procesal Civil y el artículo 23 de la Ley de Normas Generales de Procedimientos Administrativos, pudiendo decidir la iniciación, continuación y transacción de toda clase de procedimientos; presentarse en concurso o quiebra, prestar confesión reconocer documentos y practicar, sin reserva ni limitación alguna, todos los demás actos que sean necesarios en dichos procedimientos.

  Sin perjuicio de lo indicado en el punto anterior, representar a la Sociedad ante las autoridades administrativas y judiciales de trabajo, con ocasión de las reclamaciones que pudiera formular la Sociedad o contra ella formulen sus trabajadores, así como representar a la Sociedad ante los trabajadores para efectos de las negociaciones individuales o colectivas de trabajo, gozando para dichos fines de las facultades de entablar y contestar demandas y denuncias, allanarse a ellas, celebrar conciliaciones sobre uno o más de los extremos en discusión, prestar confesión reconocer documentos, efectuar pagos y cancelaciones directamente o mediante consignación y practicar todos los demás actos propios de cada proceso o de los respectivos comparendos, gozando para ello de las facultades generales y especiales del mandato contenidas en los artículos 74. y 75. del Código Procesal Civil, el artículo 23. de la Ley de Normas Generales de Procedimientos Administrativos y las mencionadas en los artículos 46., 48. y 61. del Decreto Ley 25593, el artículo 37. del Decreto Supremo N. 011-92-TR, los artículos 10. y 21. de la Ley 26636 y el Decreto Supremo N. 4-96-TR o los dispositivos legales que en su oportunidad pudieran sustituirlos, sin reserva ni limitación alguna. ======================================

  Igualmente, sin que ello implique limitación alguna a las facultades a que se refieren los puntos anteriores, podrá formular denuncios mineros y de cualquier otro tipo, solicitar el otorgamiento de concesiones de cualquier clase, solicitar la reducción del área de los denuncios y concesiones de los que sea titular la Sociedad, solicitar la acumulación de dos o más denuncios o concesiones o el cambio de la naturaleza de las sustancias, oponerse a denuncios de terceros y formular denuncias, interponer toda clase de recursos impugnativos, desistirse de los recursos y solicitudes que formule la Sociedad, solicitar la aprobación de Unidades Económico Administrativas, presentar declaraciones, y, en general, representar a la Sociedad ante las Autoridades Mineras, Políticas y administrativas, nacional o regionales y ante el Consejo de Minería con las más amplias facultades. ==============

  Celebrar contratos y compromisos de toda naturaleza, tratar toda clase de negocios; celebrar transacciones y someter las disputas a arbitraje; comprar; gravar y enajenar bienes muebles; dar o tomar en comodato; arrendar o subarrendar, activa o pasivamente, toda clase de bienes muebles e inmuebles; otorgar y revocar fianzas; y, en general, hacer todo cuanto estime conveniente o necesario para los fines sociales. ======================

  Llevar la correspondencia de la Sociedad y cuidar de la organización, existencia, regularidad y veracidad de los sistemas de contabilidad, los libros que la ley ordena llevar a la Sociedad y los demás libros y registros que debe llevar un ordenado comerciante. ====================

  Rendir cuentas a la Junta General de Socios de las condiciones y progresos de los negocios y operaciones de la Sociedad y de las cobranzas, inversiones y fondos disponibles. ============================================

  Nombrar y remover a los empleados y operarios que sean necesarios, fijándoles sus retribuciones, dando cuenta a la Junta General de Socios. =============================

  Someter a la Junta General de Socios, con toda oportunidad balances periódicos, asís como el Balance de cada año conjuntamente con los elementos que se requieran para preparar la memoria anual que debe someterse a la consideración de la Junta General Obligatoria Anual de Socios. =================================================

  Intervenir en toda clase de licitaciones públicas y privadas, concursos públicos y privados de precios y concursos públicos y privados de méritos, sea a nivel nacional o internacional, y suscribir todos los documentos y contratos que puedan ser obligatorios, necesarios o convenientes con relación a dichas licitaciones y concursos. ===============================

  En el orden bancario, actuando conjuntamente con uno cualquiera de los Socios, o con algún otro apoderado de la Sociedad designado específicamente para este fin por acuerdo de Junta General de Socios, podrá acordar o verificar las operaciones que estime conveniente tales como: abrir y cerrar cuentas bancarias y depositar y retirar dinero de ellas; girar, endosar y protestar cheques; depositar y retirar dinero; girar, aceptar, endosar, prorrogar, descontar y protestar letras, vales y pagares, abrir y cerrar cartas de crédito, con o sin garantía; endosar conocimientos de embarque; acordar y verificar todo tipo de operaciones de crédito; contratar préstamos y celebrar contratos de arrendamiento financiero y, en general, efectuar toda clase de operaciones bancarias. ==================================

  Ordenar pagos y cobranzas y otorgar recibos y cancelaciones. ==========================================

  Sustituir y/o delegar las facultades que se les conceden en los literales anteriores a favor de terceras personas, funcionarios o no de la Sociedad, reasumirlas o revocarlas según el caso, cuando lo considere conveniente. ============================================

  Asistir, con voz pero sin voto, a las sesiones de la Junta General, salvo que ésta decida lo contrario. ======

  Expedir constancias y certificaciones respecto del contenido de los libros y registros de la Sociedad. =====

  Ejercitar todas aquellas facultades que sean compatibles con las funciones que desempeña y con lo establecido en la ley y en este Estatuto, así como cumplir con los encargos que le confiera en cada caso la Junta General de Socios mediante el otorgamiento de poderes a su favor. ==

Artículo 30.: Impedimentos ==================================

No pueden ser Gerentes: =====================================

  Los incapaces; ==========================================

  Los quebrados; ==========================================

  Los que por razón de su cargo o funciones estén impedidos de ejercer el comercio; =================================

  Los funcionarios y empleados de la Administración Pública y de las entidades del sector empresarial en que el Estado tenga el control y cuyas funciones tengan relación con las actividades de la sociedad, salvo que esta sea una empresa del Estado de Derecho Público o Privado, o la participación del estado en la empresa sea mayoritaria; =

  Los que tengan pleito con la Sociedad en calidad de demandantes o estén sujetos a acción social de responsabilidad iniciada por la sociedad y los que estén impedidos por mandato de una medida cautelar dictada por la autoridad judicial o arbitral; y; ====================

  Los que sean directores, administradores, representantes legales o apoderados de sociedades o socios de sociedades de personas que tuvieran en forma permanente intereses opuestos a los de la sociedad o que personalmente tengan con ella oposición permanente. ==========================

Producido o conocido el impedimento, deberá ser sometido a la Junta de Socios para su pronunciamiento. ====================

CAPITULO III ================================================

DEL COMITÉ EJECUTIVO ========================================

Artículo 31.: Organización ==================================

El comité Ejecutivo se compone de seis miembros designados por la Junta General de Socios. =============================

Adicionalmente a los miembros titulares se podrá elegir miembros suplentes para cada miembro titular. Los miembros suplentes desempeñarán sus funciones en caso de ausencia o impedimento de un miembro titular, sustituyéndolo de manera definitiva en caso de vacancia o en forma transitoria en caso de ausencia o impedimento, bastando su sola presencia en la reunión del Comité Ejecutivo para que se presuma de pleno derecho tal ausencia o impedimento, y lo harán en el mismo orden en que han sido nombrados. Los alternos desempeñarán sus funciones según lo antes indicado pero respecto de la vacancia, ausencia o impedimento de su respectivo miembro titular. ====================================================

Artículo 32.: Elección ======================================

El Comité Ejecutivo será elegido por el término de tres años, pero continuará en función aunque hubiese concluido su periodo mientras no se produzca nueva elección y los elegidos acepten el cargo. Los miembros del Comité Ejecutivo pueden ser removidos en cualquier momento por la Junta General de Socios. =====================================================

Artículo 33.: Ausencia o Impedimento ========================

En el caso de preverse la ausencia o impedimento de un miembro del Comité Ejecutivo, sea titular, suplente o alterno, al que le corresponda asistir a una sesión del Comité Ejecutivo podrá hacerse representar por un tercero mediante simple carta poder dirigida al Comité Ejecutivo. En el supuesto que se encontrarán ausentes o impedidos tanto el titular, como el suplente o alterno, y ambos dirigieran cartas al Comité Ejecutivo para hacerse representar, se atenderá, en primer lugar, la suscrita por el miembro titular. ====================================================

Artículo 34.: Vacancia ======================================

La vacancia del cargo de miembro del Comité Ejecutivo, por muerte, renuncia, remoción o impedimento permanente, faltar a sus obligaciones o cualquier otro impedimento así calificado por el voto unánime de los demás miembros del Comité Ejecutivo, será llenada por el miembro alterno o suplente si hubiese sido elegido. El propio Comité Ejecutivo llenará la vacancia o vacancias en el supuesto que no hubiese miembros alternos o suplentes a quienes corresponda hacerlo. =========

La persona o personas que se elijan ejercerán sus funciones hasta completarse el periodo para el que fue elegida la persona o personas que reemplazan. ==========================

Artículo 35.: Elección ======================================

El Comité Ejecutivo se constituye con representación de la minoría o es elegido por unanimidad. ========================

Cuando el Comité Ejecutivo se constituya con representación de la minoría, cada participación dará derecho a tantos votos como miembros del Comité Ejecutivo deban elegirse, y cada votante puede acumular su voto a favor de una sola persona o distribuirlos entre varias. Son proclamados miembros del Comité Ejecutivo quienes obtengan el mayor número de votos siguiendo el orden de éstos. ================================

Si dos o más personas obtienen igual número de votos y no pueden todos formar parte del Comité Ejecutivo por no permitirlo el número de miembros del Comité Ejecutivo fijado en el estatuto, se decide por sorteo cuál o cuales de ellos deban ser los miembros del Comité Ejecutivo. ================

Artículo 36.: Organización ==================================

El Comité Ejecutivo, en su primera sesión, elegirá entre sus miembros a un Presidente y a un Vicepresidente. Las reuniones del Comité Ejecutivo son presididas por el Presidente del Comité Ejecutivo y en su ausencia, por el vicepresidente. En ausencia de ambos actuará como Presidente el miembro titular más antiguo en el cargo que se encontrase presente. Si más de uno de los miembros del Comité Ejecutivo tuviese la misma antigüedad, se decidirá por sorteo quién presidirá la sesión.

Artículo 37.: Convocatoria ==================================

El Comité Ejecutivo se reúne cada vez que lo convoque el Presidente o quien haga sus veces, o cuando lo solicite cualquiera de sus miembros o el Gerente. La convocatoria se hará con 10 días de anticipación por esquela con cargo de recepción, carta notarial o facsímil debidamente recibido, y deberá indicar el lugar, día y hora de la reunión y los asuntos a tratar. Sin embargo, cualquiera de los miembros del Comité Ejecutivo puede someter a consideración del Comité Ejecutivo los asuntos que crea de interés para la Sociedad. =

No obstante lo dispuesto en el párrafo anterior el Comité Ejecutivo se entiende constituido siempre que estén presentes la totalidad de sus miembros y éstos acepten por unanimidad la celebración de la reunión y los asuntos que en ella se pretende tratar. ============================================

Artículo 38.: Quórum y Mayorías =============================

El quórum del Comité Ejecutivo es la mitad más uno de sus miembros. Los acuerdos deben adoptarse por mayoría absoluta de votos de los miembros del Comité Ejecutivo concurrentes. En caso de empate deciden quien actúe como Presidente. ======

Las resoluciones tomadas fuera de sesión del Comité Ejecutivo, por unanimidad de sus miembros, tienen la misma validez que si hubieran sido adoptadas en sesión siempre que se confirmen por escrito. ===================================

Están permitidas las sesiones no presenciales, a través de medios escritos, electrónicos o de otra naturaleza que permitan la comunicación y garanticen la autenticidad del acuerdo. ====================================================

Cualquier miembro del Comité Ejecutivo podrá oponerse a la utilización de tales medios y exigir la realización de una sesión presencial. ==========================================

Artículo 39.: Actas =========================================

Las deliberaciones y Acuerdos del Comité Ejecutivo deben ser consignados, por cualquier medio, en actas que se recogerán en un libro, en hojas sueltas, o en otra forma que perita la ley y, excepcionalmente, conforme al artículo 27.. Las actas deben expresar, si hubiera habido sesión: la fecha, hora y lugar de celebración y el nombre de los concurrentes; de no haber habido sesión: la forma y circunstancias en que se adoptaron el o los acuerdos; y, en todo caso, los asuntos tratados, las resoluciones adoptadas y el número de votos emitidos, así como las constancias que quieran dejar los miembros del Comité Ejecutivo. ==============================

Las actas son firmadas por quienes actuaron como Presidente y Secretario y por quienes fueron expresamente designados para tal efecto. Las actas deberán estar firmadas en un plazo máximo de diez días útiles siguientes a la fecha de la sesión o del acuerdo, según corresponda. ===========================

Cualquier miembro del Comité Ejecutivo puede firmar el acta si así lo desea y lo manifiesta en la Sesión. ===============

Artículo 40.: Facultades ====================================

El Comité Ejecutivo tiene, en adición al Gerente, todas las facultades de representación legal y gestión necesarias para la administración de la Sociedad dentro de su objeto, con la sola excepción de los asuntos que la ley o este estatuto atribuyan al Gerente o a la a Junta General. ================

Por lo tanto, y sin que esta enumeración sea restrictiva sino meramente enunciativa, el Comité Ejecutivo tiene las siguientes facultades: ======================================

  Convocar a la Junta General de Socios. ==================

  Reglamentar su propio funcionamiento. ===================

  Aprobar los presupuestos y proyectos de la Sociedad y cooperar con el Gerente en la preparación de la memoria, el balance general y la cuenta de ganancias y pérdidas, recomendando la aplicación que debe darse a las utilidades. =============================================

  Aceptar la dimisión de sus miembros y proveer las vacantes en los casos previstos por el estatuto. ========

  Representar a la Sociedad ante toda clase de autoridades administrativas, políticas, regionales o judiciales, con las facultades generales y especiales del mandato señaladas en los artículos 74. y 75. del Código Procesal Civil y el artículo 23. del la Ley de Normas Generales de Procedimientos Administrativos, pudiendo decidir la iniciación, continuación y transacción de toda clase de procedimientos; presentarse en concurso o quiebra, prestar confesión, reconocer documentos y practicar, sin reserva ni limitación alguna, todos los demás actos que sean necesarios en dichos procedimientos. ===============

  Sin perjuicio de lo indicado en el punto anterior, representar a la Sociedad ante las autoridades administrativas y judiciales de trabajo con ocasión de las reclamaciones que pudiera formular la Sociedad o contra ella formulen sus trabajadores, así como representar a la Sociedad ante los trabajadores para efectos de las negociaciones individuales o colectivas de trabajo, gozando para dichos fines de las facultades de entablar y contestar demandas y denuncias, allanarse a ellas, celebrar conciliaciones sobre uno o más de los extremos en discusión, prestar confesión, reconocer documentos, efectuar pagos y cancelaciones directamente o mediante consignación y practicar todos los demás actos propios de cada proceso o de los respectivos comparendos, gozando para ello de las facultades generales y especiales del mandato contenidas en los artículos 74. y 75. del Código Procesal Civil, el artículo 23. de la Ley de Normas Generales de Procedimientos Administrativos y las mencionadas en los artículos 46., 48. y 61. del Decreto de Ley 25593, el artículo 37. del Decreto Supremo N. 011-92-TR, los artículos 10. y 21. de la Ley 26636 y el Decreto Supremo N. 4-96-TR o los dispositivos legales que en su oportunidad pudieran sustituirlos, sin reserva ni limitación alguna. ===================================

  Igualmente, sin que ello implique limitación alguna a las facultades a que se refieren los puntos anteriores, podrá formular petitorios y denuncios mineros y de cualquier otro tipo, solicitar el otorgamiento de concesiones de cualquier clase, hacer renuncia o abandono de petitorios, denuncios o concesiones, solicitar la reducción del área de los petitorios, denuncios y concesiones de los que sea titular la Sociedad, solicitar la acumulación de dos o más petitorios, denuncias o concesiones o el cambio de la naturaleza de las sustancias, oponerse a petitorios y denuncios de terceros y formular denuncios, interponer toda clase de recursos impugnativos, desistiese de los recursos y solicitudes que formule la Sociedad, solicitar la aprobación de Unidades Económico Administrativas, presentar declaraciones, y, en general, representar a la Sociedad ante las Autoridades Mineras, Políticas y administrativas, nacional o regionales y ante el Consejo de Minería con las más amplias facultades. ==============

  Celebrar contratos de cesión, prenda e hipoteca minera, transferencia de participaciones en derechos mineros y, en general cualquier tipo de contratos mineros o que versen sobre derechos mineros. ==========================

  Celebrar contratos y compromisos de toda naturaleza, tratar toda clase de negocios; celebrar transacciones y someter las disputas a arbitraje; comprar; gravar y enajenar bienes muebles e inmuebles; dar o tomar en comodato; arrendar o subarrendar, activa o pasivamente, toda clase de bienes muebles e inmuebles; otorgar y revocar fianzas; y, en general hacer todo cuanto estime conveniente o necesario para los fines sociales. ========

  Abrir y cerrar cuentas bancarias y depositar y retirar dinero de ellas; girar, endosar y protestar cheques; depositar y retirar dinero; girar, aceptar, endosar, prorrogar, descontar y protestar letras, vales y pagares, abrir y cerrar cartas de crédito, con o sin garantía; endosar conocimientos de embarque; acordar y verificar todo tipo de operaciones de crédito; contratar préstamos y, en general, efectuar toda clase de operaciones bancarias. ==============================================

  Celebrar contratos de arrendamiento financiero. =========

  Participar en la constitución de Sociedades de cualquier tipo y suscribir aumentos de capital, sea mediante la realización de aportes en efectivo o en especie. ========

  Intervenir en toda clase de licitaciones públicas y privadas, concursos públicos y privados de precios y concursos públicos y privados de méritos, sea a nivel nacional o internacional, y suscribir todos los documentos y contratos que puedan ser obligatorios, necesarios o convenientes con relación a dichas licitaciones y concursos. ==============================

  Dirigir en general las operaciones y los asuntos financieros de la Sociedad de conformidad con el estatuto y los acuerdos de las Juntas Generales así como vigilar la marcha de la Sociedad y dictar los reglamentos internos que conceptúe necesarios. ======================

  Delegar sus facultades siempre que se cuente con el voto aprobatorio de las dos terceras partes de los miembros del Comité Ejecutivo. ===================================

  Ejercer las demás atribuciones que se deriven expresa o tácticamente del estatuto. ==============================

Artículo 41.: Impedimentos ==================================

No pueden ser miembros del Comité Ejecutivo: ================

  Los incapaces; ==========================================

  Los quebrados; ==========================================

  Los que por razón de su cargo o funciones estén impedidos de ejercer el comercio; =================================

  Los funcionarios y empleados de la Administración Pública y de las entidades del sector empresarial en que el Estado tenga el control y cuyas funciones tengan relación con las actividades de la sociedad, salvo que esta sea una empresa del Estado de Derecho Público o Privado, o la participación del Estado en la empresa sea mayoritaria;==

  Los que tengan pleito pendiente con la Sociedad en calidad de demandantes o estén sujetos a acción social de responsabilidad iniciada por la Sociedad y los que estén impedidos por mandato de una medida cautelar dictada por la autoridad judicial o arbitral; y; ====================

  Los que sean miembros del Directorio, administradores, representantes legales o apoderados de sociedades o socios de sociedades de personas que tuvieran en forma permanente intereses opuestos a los de la Sociedad o que personalmente tengan con ella oposición permanente. =====

Producido o conocido el impedimento, el Comité Ejecutivo lo someterá a consideración de la Junta General de Socios. En tanto se reúna la Junta General, el Comité Ejecutivo puede suspender al miembro del Comité Ejecutivo incurso en el impedimento. ================================================

Artículo 42.: Diligencia ====================================

Los miembros del Comité Ejecutivo desempeñan su cargo con la diligencia de un ordenado comerciante y un representante leal. =======================================================

Están obligados a guardar reserva respecto de los negocios de la sociedad y de la información social a que tengan acceso, aun después de cesar en sus funciones. ======================

TITULO IV ===================================================

DE LA MODIFICACIÓN DEL ESTATUTO =============================

Y DEL AUMENTO Y REDUCCIÓN DEL CAPITAL SOCIAL ================

Artículo 43.: Requisitos ====================================

Para cualquier modificación del Estatuto, aumento y reducción del capital se requiere: ====================================

  Expresar en la convocatoria de la Junta General con toda claridad los asuntos cuya modificación se someterá a la Junta; y, ===============================================

  Que el acuerdo sea adoptado por la Junta de conformidad con el artículo 23. del Estatuto. =======================

Con los mismos requisitos, la Junta General puede acordar delegar en la Gerencia General o en el Comité Ejecutivo la facultada de modificar determinados artículos en términos y circunstancias expresamente señaladas. ======================

Artículo 44.: Obligaciones de carácter económico ============

Ninguna modificación del estatuto puede imponer a los socios nuevas obligaciones de carácter económico, salvo para aquellos que hayan dejado constancia expresa de su aceptación en la junta general o que lo hagan posteriormente de manera indubitable. ================================================

TITULO V ====================================================

DE LOS ESTADOS FINANCIEROS Y APLICACIÓN DE UTILIDADES =======

Artículo 45.: Memoria e información financiera ==============

El Gerente, en el plazo máximo de ochenta días contados a partir del cierre del ejercicio social, debe formular la memoria, los estados financieros y la propuesta de aplicación de utilidades, en caso de haberlas. Los estados financieros deben ser puestos a disposición de los socios con la antelación necesaria para ser sometidos a consideración de la Junta Obligatoria Anual.=====================================

Artículo 46.: Preparación y presentación de estados financieros =================================================

La memoria y los estados financieros de la Sociedad se prepararán y presentarán de acuerdo con lo previsto en la Ley General de Sociedades y en las demás disposiciones legales pertinentes. ================================================

Artículo 47.: Auditoria Externa =============================

Por acuerdo de Junta General adoptado por el diez por ciento de las participaciones suscritas, y en todo caso cuando corresponda de acuerdo a ley, puede disponerse que la sociedad tenga auditoria externa anual. En tales casos, la Sociedad nombrará a sus auditores anualmente, debiendo presentarse el informe de auditores a la Junta General conjuntamente con los estados financieros. ==================

Artículo 48.: Distribución de utilidades ====================

Sólo podrán distribuirse utilidades realmente obtenidas o de reservas en efectivo de libre disposición, siempre que el patrimonio neto no sea inferior al capital pagado. Es válida la delegación en el Gerente de acordar el reparto de utilidades repartibles a cuenta. ============================

La distribución de utilidades se efectuará en la forma y oportunidad que determine la Junta General sujetándose a lo dispuesto en la ley. ========================================

TITULO VI ===================================================

DE LA DISOLUCIÓN Y LIQUIDACIÓN ==============================

Artículo 49.: Disolución ====================================

La Sociedad se disuelve por las causas previstas en la ley y cuando lo resuelva la junta general convocada para tal efecto. =====================================================

Artículo 50.: Nombramiento de Liquidadores ==================

La Sociedad disuelta conservará su personalidad jurídica mientras se realiza la liquidación. =========================

Al producirse la liquidación la Junta General nombrará a los liquidadores. ===============================================

TITULO VII ==================================================

DE LA SEPARACIÓN Y EXCLUSIÓN DE LOS SOCIOS ==================

Artículo 51.: Separación y Exclusión ========================

La separación y exclusión de los socios se regirá por lo dispuesto en la Ley General de Sociedades. ==================

Artículo 52.: Exclusión del socio gerente ===================

Puede ser excluido el socio gerente que infrinja las disposiciones del estatuto, cometa actos dolosos contra la Sociedad o que se dedique por cuenta propia o ajena al mismo genero de negocios que constituye el objeto social. La exclusión del socio se acuerda con el voto favorable de la mayoría de las participaciones sociales, sin contar el voto del socio excluido, debiendo constar en escritura pública y se inscribe en el Registro. =================================

TITULO VIII =================================================

DISPOSICIONES GENERALES =====================================

Artículo 53.: Normas Supletorias ============================

En todo lo no previsto por este estatuto, la Sociedad se regirá por las disposiciones de la Ley General de Sociedades, sus ampliatorias y modificatorias. ==========================

TITULO IX ===================================================

DISPOSICIONES TRANSITORIAS ==================================

PRIMERA.- Se ratifica a Newmont Perú Limited, Sucursal del Perú como Gerente de la Compañía, ratificándose a los señores Carlos Santa Cruz y Juan Gavidia Velezmoro como Representante de la Gerencia y como Representante Alterno, respectivamente. En tal virtud continuarán ejerciendo las facultades y poderes que les han sido otorgados por Minera Yanacocha S.A. y que se encuentren vigentes. ========================================

SEGUNDA.- Se ratifica el régimen de poderes vigente de la sociedad. Cuando se requiera la firma conjunta de un director esta será reemplazada por la de un miembro del Comité Ejecutivo. Se deja constancia que dicho régimen podrá ser modificado por el Directorio hasta la fecha en que se formaliza la transformación por Escritura Pública. ==========

TERCERA.- Quedan designados como miembros del Comité Ejecutivo las siguientes personas: ==========================

Ronald C. Cambre Garaci, de nacionalidad norteamericana identificado con Pasaporte No. 083333785 y domiciliado en 1700 Lincoln Street, Denver, Colorado, U.S.A., siendo su alterno Leendert Krol Eardmans, de nacionalidad holandesa, identificado con Pasaporte No.050352Z y domicilio en 1700 Lincoln Street, Denver, Colorado, U.S.A. ====================

Wayne W. Murdy Kleinamas, de nacionalidad norteamericana identificado con Pasaporte No. 150062716 y domiciliado en 1700 Lincoln Street, Denver, Colorado, U.S.A., siendo su alterno John A.S. Dow Allum, de nacionalidad neozelandesa, identificado con Pasaporte No. M078398 y domicilio en 1700 Lincoln Street, Denver, Colorado, U.S.A. ====================

David H. Francisco Shaper, de nacionalidad norteamericana identificado con Pasaporte No. 015440430 y domiciliado en 1700 Lincoln Street, Denver Colorado, U.S.A., siendo su alterno la señorita Joy E. Hansen Schroeder, de nacionalidad norteamericana, identificada con Pasaporte No.131612308 y domicilio en 1700 Lincoln Street, Denver, Colorado, U.S.A. ==

Alberto Benavides de la Quintana, de nacionalidad peruana, identificado con Libreta Electoral No. 07784598 y domiciliado en Carlos Villarán 790, La Victoria, Lima, Perú, siendo su alterno Roque Benavides Ganoza de nacionalidad Peruana, identificado con Libreta Electoral No. 07773731 y domicilio en Carlos Villarán 790, La Victoria, Lima, Perú. ============

Raúl Benavides Ganoza, de nacionalidad peruana, identificado con Libreta Electoral No. 07799689 y domiciliado en Carlos Villarán 790, La Victoria, Lima, Perú, siendo su alterno Fernando Schwalb López-Aldana, de nacionalidad Peruana, identificado con Libreta Electoral No. 07805157 y domicilio en Carlos Villarán 790, La Victoria, Lima, Perú. ============

José Miguel Morales Dasso, de nacionalidad peruana, identificado con Libreta Electoral No. 08769452 y domiciliado en Carlos Villarán 790, La Victoria, Lima, Perú, siendo su alterno Carlos H. Plenge Washburn de nacionalidad Peruana, identificado con Libreta Electoral No. 08232150 y domicilio en Carlos Villarán 790, La Victoria, Lima, Perú. ============

Finalmente la junta acordó por unanimidad designar a los señores Carlos Santa Cruz, identificado con Documento Nacional de Identidad No. 07879078, Juan Gavidia Velezmoro, identificado con Libreta Electoral No. 10493987 y Abel Revoredo Palacios, identificado con Libreta Electoral No. 09397630, para que cualquiera de ellos, actuando individualmente, proceda a formalizar los acuerdos adoptados en la presente Junta hasta su inscripción en Registros. =====

No habiendo otro asunto que tratar, se levantó la sesión no sin antes haberse redactado, leído, aprobado y suscrito la presente acta por los concurrentes. =========================

A continuación siguen tres firmas. ==========================

Así consta del Acta que he tenido a la vista a la cual me remito en caso necesario. ===================================

FIRMADO: JULIO ANTONIO DEL POZO VALDEZ.- Abogado Notario Público de Lima. ============================================

INSERTO:

AVISO DE TRANSFORMACIÓN PUBLICADO EN EL DIARIO OFICIAL EL PERUANO, EN SU EDICIÓN DEL DIA MARTES 19 DE OCTUBRE DE 1999.

JULIO ANTONIO DEL POZO VALDEZ, Abogado, Notario Público de Lima, C E R T I F I C O: ====================================

Que he tenido a la vista el Diario Oficial El Peruano, en su edición del día martes 19 de octubre de 1999, y he constatado que en la página 22 se encuentra publicado el aviso de Transformación, de Minera Yanacocha S.A., cuyo tenor literal es como sigue: ===============================

MINERA YANACOCHA S.A. ======================================

RUC 13729131 ===============================================

AVISO DE TRANSFORMACIÓN ====================================

De conformidad con lo dispuesto en el Artículo 337. de la Ley General de Sociedades, se comunica que en Junta General de Accionistas llevada a cabo el 15 de octubre de 1999 se acordó la transformación de Minera Yanacocha S.A. a sociedad comercial de responsabilidad limitada. =====================

Lima, 15 de octubre de 1999 ================================

LA GERENCIA ================================================

002-FA-0-0245661-1 3v. 19-25-31 octubre ====================

INSERTO: ====================================================

AVISO DE TRANSFORMACIÓN PUBLICADO EN EL DIARIO EL COMERCIO, EN SU EDICIÓN DEL DIA MARTES 19 DE OCTUBRE DE 1999.==========

JULIO ANTONIO DEL POZO VALDEZ, Abogado, Notario Público de Lima, C E R T I F I C O: ====================================

Que he tenido a la vista el Diario El Comercio, en su edición del día martes 19 de octubre de 1999, y he constatado que en la página b12 se encuentra publicado el aviso de Transformación, de Minera Yanacocha S.A., cuyo tenor literal es como sigue: ===============================

MINERA YANACOCHA S.A. ======================================

RUC 13729131 ===============================================

AVISO DE TRANSFORMACIÓN ====================================

De conformidad con lo dispuesto en el Artículo 337. de la Ley General de Sociedades, se comunica que en Junta General de Accionistas llevada a cabo el 15 de octubre de 1999 se acordó la transformación de Minera Yanacocha S.A. a sociedad comercial de responsabilidad limitada. =====================

Lima, 15 de octubre de 1999 ================================

LA GERENCIA ================================================

INSERTO: ====================================================

AVISO DE TRANSFORMACIÓN PUBLICADO EN EL DIARIO OFICIAL EL PERUANO, EN SU EDICIÓN DEL DIA LUNES 25 DE OCTUBRE DE 1999.

JULIO ANTONIO DEL POZO VALDEZ, Abogado, Notario Público de Lima, C E R T I F I C O: ====================================

Que he tenido a la vista el Diario Oficial El Peruano en su edición del día lunes 25 de octubre de 1999, y he constatado que en la página 38 se encuentra publicado el aviso de Transformación, de Minera Yanacocha S.A., cuyo tenor literal es como sigue: =============================================

MINERA YANACOCHA S.A. ======================================

RUC 13729131 ===============================================

AVISO DE TRANSFORMACIÓN ====================================

De conformidad con lo dispuesto en el Artículo 337. de la Ley General de Sociedades, se comunica que en Junta General de Accionistas llevada a cabo el 15 de octubre de 1999 se acordó la transformación de Minera Yanacocha S.A. a sociedad comercial de responsabilidad limitada. =====================

Lima, 15 de octubre de 1999 ================================

LA GERENCIA ================================================

002-FA-0-0245661-1 3v. 19-25-31 octubre =====================

INSERTO: ====================================================

AVISO DE TRANSFORMACIÓN PUBLICADO EN EL DIARIO EL COMERCIO, EN SU EDICIÓN DEL DIA LUNES 25 DE OCTUBRE DE 1999. ==========

JULIO ANTONIO DEL POZO VALDEZ, Abogado, Notario Público de Lima, C E R T I F I C O: ====================================

Que he tenido a la vista el Diario El Comercio, en su edición del día lunes 25 de octubre de 1999, y he constatado que en la página b8 se encuentra publicado el aviso de Transformación, de Minera Yanacocha S.A., cuyo tenor literal es como sigue: =============================================

MINERA YANACOCHA S.A. ======================================

RUC 13729131 ===============================================

AVISO DE TRANSFORMACIÓN ====================================

De conformidad con lo dispuesto en el Artículo 337. de la Ley General de Sociedades, se comunica que en Junta General de Accionistas llevada a cabo el 15 de octubre de 1999 se acordó la transformación de Minera Yanacocha S.A. a sociedad comercial de responsabilidad limitada. =====================

Lima, 15 de octubre de 1999 ================================

LA GERENCIA ================================================

INSERTO:=====================================================

AVISO DE TRANSFORMACIÓN PUBLICADO EN EL DIARIO OFICIAL EL PERUANO, EN SU EDICIÓN DEL DIA DOMINGO 31 DE OCTUBRE DE 1999.

JULIO ANTONIO DEL POZO VALDEZ, Abogado, Notario Público de Lima, C E R T I F I C O: ====================================

Que he tenido a la vista el Diario Oficial El Peruano, en su edición del día domingo 31 de octubre de 1999, y he constatado que el página 12 se encuentra publicado el aviso de Transformación, de Minera Yanacocha S.A., cuyo tenor literal es como sigue: =====================================

MINERA YANACOCHA S.A. ======================================

RUC 13729131 ===============================================

AVISO DE TRANSFORMACIÓN ====================================

De conformidad con lo dispuesto en el Artículo 337. de la Ley General de Sociedades, se comunica que en Junta General de Accionistas llevada a cabo el 15 de octubre de 1999 se acordó la transformación de Minera Yanacocha S.A. a sociedad Comercial de responsabilidad limitada. =====================

Lima, 15 de octubre de 1999 ================================

LA GERENCIA ================================================

002-FA-0-0245661-1 3v. 19-25-31 octubre =====================

INSERTO:=====================================================

AVISO DE TRANSFORMACIÓN PUBLICADO EN EL DIARIO EL COMERCIO, EN SU EDICIÓN DEL DIA DOMINGO 31 DE OCTUBRE DE 1999. ========

JULIO ANTONIO DEL POZO VALDEZ, Abogado, Notario Público de Lima, C E R T I F I C O: ====================================

Que he tenido a la vista el Diario El Comercio, en su edición del día domingo 31 de octubre de 1999, y he constatado que en la página g20 se encuentra publicado el aviso de Transformación, de Minera Yanacocha S.A., cuyo tenor literal es como sigue: ===============================

MINERA YANACOCHA S.A. ======================================

RUC 13729131 ===============================================

AVISO DE TRANSFORMACIÓN ====================================

De conformidad con lo dispuesto en el Artículo 337. de la Ley General de Sociedades, se comunica que en Junta General de Accionistas llevada a cabo el 15 de octubre de 1999 se acordó la transformación de Minera Yanacocha S.A. a sociedad comercial de responsabilidad limitada. =====================

Lima, 15 de octubre de 1999 ================================

LA GERENCIA ================================================

INSERTO: ====================================================

CARTA DE MINERA YANACOCHA S.A. dirigida a INTERNATIONAL FINANCE CORPORATION de fecha 12 octubre de 1999. ============

En Lima, a los veintinueve días del mes de octubre del año 1999, yo, la infrascrita Traductora Pública Juramentada, certifico que el presente documento en una traducción fiel y correcta del idioma inglés al idioma español efectuada en cuatro páginas, la misma que corre inscrita en mi Registro Oficial No 2122-99/0, correspondiente al documento original referente a la Carta de MINERA YANACOCHA S.A. dirigida a INTERNACIONAL FINANCE CORPORATION de fecha 12 de octubre de 1999, copia de la cual se encuentra archivada en esta ofician, junto con copia de la traducción. ==================

En fe de lo cual firmo y sello la presente. =================

Una firma de María del Carmen Pizarro Sabogal.- Traductora Pública Juramentada. ========================================

Un sello de seguridad precintado. ===========================

MINERA YANACOCHA S.A. =======================================

12 de octubre de 1999 =======================================

Señor =======================================================

Doug Lister, Oil Gas and Mining Department ==================

International Finance Corporation ("IFC") ===================

1818 H Street N.W. ==========================================

Washington D.C. 20433 =======================================

De nuestra consideración ====================================

Tal como conversáramos, Minera Yanacocha S.A. se encuentra en proceso de modificar su estructura organizacional de S.A. (Sociedad Anónima) a S.R.L. (Sociedad de Responsabilidad Limita). En esta conversión a "limitada" proporcionará beneficios tributarios y comerciales a Minera Yanacocha y a sus accionistas. La S.R.L. no es una nueva entidad, sino simplemente una nueva forma corporativa de la misma entidad.

Por lo tanto, no se producirá ningún impacto en los derechos y obligación contractuales con relación a terceros. =========

En relación con lo antedicho y la Primer Contrato de Inversión Modificado y Reformulado celebrado entre Minera Yanacocha S.A. ("MYSA") e IFC, de fecha 10 de agosto de 1994, en su versión modificada (en adelante denominado el "Contrato"), solicitamos a IFC que renuncie a la restricción señalada en la Sección 6.02 (p) del Contrato para permitir que MYSA se reorganice y cambie de S.A. S.R.L. ==============

Sírvase manifestar su consentimiento, sólo en lo que respecta a lo antes señalado, es decir que IFC renuncia a lo estipulado en la Sección 6.02 (p) del Contrato, MYSA reconoce que este consentimiento no se relaciona con ninguna de las demás disposiciones de este Contrato. =======================

Atentamente, ================================================

(fdo.) Thomas P. Mahoney, Representante Autorizado ==========

ACORDADO Y ACEPTADO a los -.- días del mes de octubre de 1999. =======================================================

POR INTERNACIONAL FINANCE CORPORATION =======================

(firma ilegible), Gerente de la División de Minería =========

DISTRICT OF COLUMBIA (DISTRITO DE COLUMBIA) =================

SILVIA P. ADRICULA, NOTARIA PÚBLICA =========================

A SABER: ====================================================

Yo, Sylvia P. ADRICULA, la infrascrita Notaria Pública certifico que Azmat Taufique, a quien conozco como Gerente del Departamento de Petróleo, Gas y Minería de Internacional Finance Corporation, suscribió el documento precedente en nombre y representación de dicha compañía y reconoció haberlo firmado como un acto de su libre voluntad y sin ser coaccionado. ================================================

Dado en Washington D.C. a los 27 días del mes de octubre de 1999. =======================================================

(fdo.) Sylvia P. Adricula ===================================

Mi nombramiento llega a su término el 31 de junio de 2003. ==

DISTRICT OF COLUMBIA (DISTRITO DE COLUMBIA) =================

No. de serie 171988 =========================================

A TODOS LOS QUE PRESENTE VIEREN, SABED QUE ==================

Sylvia P. ADRICULA ==========================================

cuyo nombre refrenda el documento adjunto era, al momento de suscribir el mismo, Notaria Pública del Distrito de Columbia debidamente nombrada y autorizada. ==========================

EN FE DE LO CUAL Brenda G. MINNIS, Notaria y Fedataria del Distrito de Columbia ha dispuesto que se estampe el sello del Distrito de Columbia de Washington, en D.C. a los 27 días del mes de octubre de 1999 ======================================

(fdo.) Brenda G. Minnis, Notaria y Fedataria ================

Sello en relieve. ===========================================

UNITED STATES OF AMERICA (ESTADOS UNIDOS DE AMERICA)=========

DEPARTMENT OF STATE (DEPARTAMENTO DE ESTADO) === No.0021878-1

A TODOS LOS QUE PRESENTE VIEREN, SABED QUE: =================

Yo, Madeleine K. ALBRIGHT, Secretaria de Estado, CERTIFICO que el documento adjunto ha sido otorgado con el respaldo del Sello del Distrito de Columbia, el mismo que gozará de plena fe y crédito.* ==============================================

EN TESTIMONIO DE LO CUAL, he dispuesto que la Fedataria Adjunta estampe el sello del Departamento de Estado y que suscriba mi nombre en este instrumento, en la Ciudad de Washington, Distrito de Columbia a los 28 días del mes de octubre de 1999. ============================================

POR: Madeleine K. Albright, Secretaria de Estado ============

(fdo.) Fernesia T. Crawford, Fedataria Adjunta ==============

*Este Departamento no asume responsabilidad alguna por el contenido del documento, el mismo que carecerá de validez si presenta desgloses o enmendaduras. ==========================

Sello en relieve. ===========================================

CONSULADO GENERAL DEL PERÚ EN WASHINGTON, D.C. EE.UU. =======

Se legaliza la firma de Fernesia T. CRAWFORD, Fedataria Adjunta del Departamento de Estado. =========================

No. de orden: 1659 = No. de tarifa: 65-C = Derechos percibidos: $82.00 ==========================================

(SE LEGALIZA LA FIRMA Y NO EL CONTENIDO DEL DOCUMENTO) ======

Washington, D.C., 28 de octubre de 1999 =====================

(fdo.) Luis Sandoval, Cónsul General del Perú ===============

Timbres consulares / Sellos =================================

REPUBLICA DEL PERÚ ==========================================

MINISTERIO DE RELACIONES EXTERIORES =========================

DIRECCIÓN DE ASUNTOS CONSULARES =============================

LEGALIZACIONES =====================================No.961637

Se legaliza la firma que antecede del señor Luis SANDOVAL ===

Nota: Se legaliza la firma sin juzgar el contenido del documento. ==================================================

Lima, 29 de octubre de 1999. ================================

(fdo.) Enrique Pinasco Garibaldi ============================

Departamento de Trámites Consulares =========================

Legalizaciones / Sello / Sello en relieve ===================

VT/ =========================================================

332122A9.24 =================================================

Un sello que a la letra dice: ===============================

Yo, la Infrascrita Traductora Pública Juramentada, certifico: Que la presente es una traducción fiel y correcta del documento en inglés adjunto. ================================

Esta traducción no debe interpretarse como reconocimiento de la autenticidad y veracidad del contenido en texto original.

En fe de lo cual firmo y sello en Lima a los 29 días del octubre de 1999. ============================================

Sello y firma: María del Carmen Pizarro Sabogal.- Traductora Pública Juramentada - Colegio de Traductores No. 51. ========

INSERTO: ====================================================

ARTICULO 74 DEL CÓDIGO PROCESAL CIVIL, "Facultades generales". =================================================

La representación judicial confiere al representante las atribuciones y potestades generales que correspondan al representado, salvo aquellas para las que la ley exige facultades expresas. La representación se entiende otorgada para todo el proceso, incluso para la ejecución de la sentencia y el cobro de costas y costos, legitimando al representante para su intervención en el proceso y realización de todos los actos del mismo, salvo aquellos que requieran la intervención personal y directa del representado. ===============================================

INSERTO: ====================================================

ARTICULO 75 DEL CÓDIGO PROCESAL CIVIL, "Facultades especiales". ================================================

Se requiere el otorgamiento de facultades especiales para realizar todos los actos de disposición de derechos sustantivos y para demandar, reconvenir, contestar demandas y reconvenciones, desistirse del proceso y de la pretensión, allanarse a la pretensión, conciliar, transigir, someter a arbitraje las pretensiones controvertidas en el proceso, sustituir o delegar la representación procesal y para los demás actos que exprese la ley. =============================

El otorgamiento de facultades especiales se rige por el principio de literalidad. No se presume la existencia de facultades especiales no conferidas explícitamente. =========

INSERTO: ====================================================

ARTICULO 23. DE LA LEY DE NORMAS GENERALES DE PROCEDIMIENTOS ADMINISTRATIVOS. ============================================

PODER GENERAL Y ESPECIAL.====================================

ARTICULO 23.: Para la tramitación ordinaria de los procesos administrativos se requiere poder general, el cual se formalizará mediante simple carta poder. ====================

Para el desistimiento de la petición o reclamo, la renuncia de derechos o el cobro de dinero, se requiere poder especial en el que deberá señalarse expresamente el acto o los actos para los cuales fue conferido. El poder especial se formalizará mediante documento privado con firma legalizada ante notario o funcionario público autorizado para el efecto.

INSERTO: ====================================================

ARTÍCULOS 10. Y 21. DE LA LEY 26636. ========================

ARTICULO 10..- COMPARECENCIA.- Las partes deben comparecer por si mismos. Pueden conferir su representación a persona civilmente capaz, mediante poder extendido con las formalidades que la ley permite. ============================

Los Trabajadores menores de edad podrán comparecer por si mismos conforme a las disposiciones vigentes sobre la materia, debiendo ser asistidos por la defensa gratuita que se les provea conforme a Ley, en caso de carecer de ella. ===

Los trabajadores pueden conferir su representación en los conflictos jurídicos individuales a las organizaciones sindicales de las que son miembros. =========================

La comparecencia de las organizaciones sindicales se efectivizará a través de sus representantes legales quienes deberán acreditar su condición con la copia del acta de designación correspondiente. ================================

ARTICULO 21..- CONTESTACIÓN DE LA DEMANDA.- La demanda se contesta por escrito. El demandado debe: ===================

  Observar los requisitos previstos para la demanda en la que corresponda. ========================================

  Exponer los hechos en que funda su defensa en forma precisa, ordenada y clara, contradiciendo cada una de las pretensiones expuestas o allanándose a las mismas, de ser el caso. ================================================

  Proponer la compensación de los créditos exigibles al demandante, de ser el caso. =============================

  Ofrecer los medio probatorios. ==========================

  Proponer o deducir las oposiciones o tachas contra los medios probatorios ofrecidos por el demandante, así como el reconocimiento o negación de los documentos que se le atribuyen. ==============================================

  Incluir su firma o la de su representante o apoderado y la del abogado patrocinante. En caso que el demandado sea analfabeto, deberá certificar su huella digital ante el secretario del juzgado. ==============================

  En el caso de las personas jurídicas que cuenten con más de un representante con facultades suficientes, al apersonarse al proceso deberá indicarlo a fin de que cualquiera de ellos pueda asistir a la audiencia. =======

INSERTO: ====================================================

ARTÍCULOS 46, 48 Y 61 DEL DECRETO LEY NUMERO 25593. =========

ARTICULO 46.: Para celebrar una convención colectiva por rama de actividad o gremio se requiere que la organización sindical u organizaciones sindicales representen a la mayoría de las empresas y trabajadores de la actividad o gremio respectivo a nivel local, regional o nacional, y que sean convocadas, directa o indirectamente, todas las empresas respectivas. ================================================

ARTICULO 48.: La representación de los empleadores estará a cargo: ======================================================

  En las convenciones de empresa, del propio empresario o las personas que el designe. ================================

  En las convenciones por rama de actividad o de gremio, de la organización representativa de los empleadores en la respectiva actividad económica, y de no existir ésta, de los representantes de los empleadores comprendidos. =============

La comisión designada por los empleadores no podrá ser superior en número a la que corresponde a los trabajadores. =

ARTICULO 61.: Si no se hubiese llegado a un acuerdo en negociación directa o en conciliación, de haberla solicitado los trabajadores podrán las partes someter el diferendo a arbitraje.===================================================

INSERTO: ====================================================

ARTICULO 37 DEL DECRETO SUPREMO 011-92-TR. ==================

La representación de los empleadores se hará a lo dispuesto en los artículos 48. y 49. de la Ley a ser ejercitada en la forma siguiente: ============================================

  Por el propio empleador. ================================

  Por los mandatarios legales designados en sus Escrituras de Constitución, si fueran personas jurídicas; ==============

  Por apoderados designados en cualquiera de las formas permitidas para el otorgamiento de poderes, incluido el que pueda formalizarse ante la Autoridad de Trabajo; y, =========

  Por el Jefe de la Oficina de Relaciones Industriales, a que se refiere el Decreto ley número 14371. =================

INSERTO: ====================================================

DECRETO SUPREMO N. 004-96-TR. ===============================

EL PRESIDENTE DE LA REPUBLICA ===============================

CONSIDERANDO: ===============================================

Que una de las funciones del Ministerio de Trabajo y Promoción Social es velar por el cumplimiento de las normas laborales, con la finalidad de prevenir los conflictos de esta materia; ===============================================

DECRETA: ====================================================

LA INSPECCIÓN DEL TRABAJO. ==================================

De la Función Inspectiva. ===================================

Artículo 1.: La función inspectiva a cargo del Ministerio de Trabajo y Promoción Social tiene por finalidad la prevención de los conflictos laborales y se cumple a través de las siguientes acciones: ========================================

  Supervisión del cumplimiento de las normas legales y convencionales en materia de trabajo y de las normas básicas de higiene y seguridad ocupacional; =========================

  Orientación sobre los derechos y deberes que corresponden a trabajadores y empleadores del régimen laboral de la actividad privada; y ========================================

  Obtención de información acerca de los vacíos legales que surjan en la aplicación de la legislación laboral vigente. ==

Artículo 2.: La función inspectiva se cumple a nivel nacional, a través de las dependencias correspondientes de las Direcciones Regionales de Trabajo y Promoción Social. ===

Artículo 3.: Los Inspectores de Trabajo deberán contar con estudios profesionales y tener conocimientos sobre la función inspectiva y otras de competencia del Ministerio de Trabajo y Promoción Social. ===========================================

Los inspectores deberán cumplir sus funciones con eficiencia, probidad e imparcialidad y estarán sujetos a capacitación permanente por el Ministerio de Trabajo y Promoción Social o las entidades que éste designe. =============================

Artículo 4.: Son facultades de los inspectores de trabajo: ==

a) Ingresar libremente en todo centro de trabajo sujeto a inspección, sin previa notificación en horas de labor, o a cualesquiera otras horas del día o de la noche cuando el objeto de la inspección así lo hiciera necesario, pudiendo requerir el auxilio de la fuerza pública cuando las circunstancias lo ameriten; =================================

b) Interrogar solo o ante testigos, a empleados, al trabajador y a terceros, sobre cualquier asunto relativo a la aplicación de las disposiciones legales y convencionales. ===

c) Exigir la presentación de Libros, Registros u otros documentos vinculados con la relación laboral, así como obtener copia o extractos de los mismos; ====================

d) Efectuar de oficio cualquier investigación o examen que se considere necesario para el mejor cumplimiento de los fines de la inspección, así como utilizar los medios más adecuados para una percepción fiel de los hechos materia de comprobación; ===============================================

e) Requerir la colocación de los avisos que exijan las disposiciones legales; ======================================

f) Señalar el plazo dentro del cual deben subsanarse las infracciones constatadas y en caso de peligro inminente para la salud y seguridad de los trabajadores disponer las medidas de aplicación inmediata; ====================================

g) Realizar diligencias previas a las visitas de inspección, a fin de dar fe de los hechos constatados y obtener la información necesaria para el cumplimiento de los fines de la inspección; y ===============================================

h) Otras que se fijen por normas específicas. ===============

Artículo 5.: Los inspectores de trabajo tienen las siguientes obligaciones: ===============================================

a) Identificarse ante los trabajadores y empleadores, con la presentación de su credencial debidamente autorizada, la orden de diligencia previa o la orden de visita de inspección, según el caso; ==================================

b) Mantener en reserva el origen de cualquier denuncia por infracción de las disposiciones legales o convencionales, de las que hubiere tomado conocimiento; ========================

c) Realizar la diligencia previa ordenada, consignando los resultados de la misma en una hoja informativa; =============

d) Realizar en los centros de trabajo las visitas inspectivas dispuestas por la Autoridad Inspectiva; y ===================

e) Presentar mensualmente informes sobre el resultado del cumplimiento de sus funciones. ==============================

Artículo 6.: Los inspectores de trabajo están prohibidos de:

a) Revelar cualquier información sobre asuntos materia de la inspección, así como de aquellos que hubieren tomado conocimiento, en el desempeño de su función; ================

b) Practicar inspecciones en centros de trabajo donde tuvieran interés directo o indirecto o parentesco de consanguinidad dentro del cuarto grado o segundo grado de afinidad; o relación espiritual con el empleador o su representante o con el representante de los trabajadores o con el trabajador afectado; =================================

c) Dedicarse a actividades distintas a su función dentro de su jornada de trabajo; ======================================

d) Solicitar al empleador o trabajador el otorgamiento de facilidades ajenas a la función inspectiva, como transporte, refrigerio u otros conceptos similares; y ===================

e) Otros determinados por normas expresas. ==================

De la Diligencia Previa. ====================================

Artículo 7.: Podrán programarse, en forma anticipada a las visitas inspectivas, diligencias previas destinadas a dar fe de lo verificado y recabar información acerca de cumplimiento de determinadas obligaciones legales o convencionales a cargo del empleador. ==============================================

En dicha diligencia no se requiere la audiencia de partes y los hechos constatados se registrarán en una hoja informativa. En ese mismo acto, el Inspector notificará al empleador el día y hora de la visita inspectiva, indicándole los documentos que deberá exigir en ésta, haciéndole entrega de una copia de la hoja informativa. De no encontrarse presente el empleador o su representante, el Inspector adherirá la notificación en la puerta del centro de trabajo.

De la visita de Inspección. =================================

Artículo 8.: Se podrán efectuar las siguientes inspecciones:

a) Inspección Programada. ===================================

b) Inspección Especial o No Programada. =====================

Artículo 9.: La Inspección Programada es aquella que se encuentra considerada dentro de la planificación elaborada por la Autoridad Inspectiva y tiene por objeto constatar el cumplimiento de las disposiciones legales y prevenir los riesgos laborales. ==========================================

Artículo 10.: La Inspección Especial o No Programada es aquella que se lleva a cabo para verificar hechos expresamente determinados y vinculados a la relación laboral que requieran de una inmediata y urgente comprobación o que evidencien un notorio incumplimiento de las normas legales o convencionales. =============================================

Artículo 11.: La Inspección Especial o No Programada se efectuará a petición del trabajador, del empleador, de la
Autoridad Administrativa de Trabajo o del Poder Judicial. ===

Cuando el mandato provenga de una dependencia administrativa distinta a la Autoridad Inspectiva, se notificará a las partes de la realización de la respectiva visita. ===========

Artículo 12.: De comprobarse en la Inspección Especial o No Programada, violación de norma legal o convencional, se impondrá al empleador la multa correspondiente, de acuerdo a lo establecido en el Artículo 28. del presente Decreto Supremo. ====================================================

En este mismo caso, de constatarse el incumplimiento de norma legal o convencional, en el mismo acto el inspector entregará copia del acta a la parte interesada, para los fines que ésta estime conveniente. =========================================

Artículo 13.: La Inspección Especial o No Programada, se efectuará asimismo, para verificar en las Cooperativas de Trabajadores el cumplimiento de las normas laborales vigentes. De constatarse infracción, se procederá de conformidad con el Artículo 28.. ============================

Artículo 14.: La solicitud de parte para la realización de la Inspección Especial o No Programada, deberá contener: =======

a) Indicación de la Autoridad competente: ===================

b) Nombre o razón social, documento de identificación y domicilio del solicitante; ==================================

c) Determinación clara y concisa de los hechos que requieran de constatación; ============================================

d) La ubicación del centro de trabajo con las referencias correspondientes; ===========================================

e) Firma del solicitante. ===================================

Artículo 15.: En los casos que corresponda, las solicitudes de Inspección Especial o No Programada serán evaluadas previamente por el Servicio de Orientación Legal en materia laboral, en coordinación con la Autoridad Inspectiva. De reunir los requisitos establecidos en el presente Decreto, se emitirá la respectiva orden de inspección. ==================

Artículo 16.: Cuando se trate de la verificación del cumplimiento de disposiciones en materia de higiene y seguridad ocupacional, la Autoridad Inspectiva dispondrá la participación en la visita inspectiva de personal técnico especializado. ==============================================

De ser necesario se solicitará el concurso de los Sectores Públicos correspondientes. ==================================

Artículo 17.: La visita de inspección se llevará a cabo en el respectivo centro de trabajo, en la fecha señalada en la Orden de Visita, con participación de las partes o sus representantes. =============================================

En el caso que no pudiese establecerse audiencias de partes debido a que el empleador o su representante no se encontrarán presentes en el momento de la inspección, se exigirá la intervención del personal de mayor nivel, quien deberá prestar todas las facilidades para la realización de la visita inspectiva. =======================================

Artículo 18.: En el caso que una o ambas partes o sus representantes no estuvieran presentes en la visita, el inspector notificará en el mismo acto, nuevo día y hora para la realización de la diligencia, bajo apercibimiento de realizarse ésta con la parte que estuviera presente, sin perjuicio de la multa a que hubiere lugar. ==================

Artículo 19.: El inspector efectuará la visita de inspección premunido de la síntesis de la Legislación Laboral a fin de suministrar a las partes la base legal de sus observaciones.

Artículo 20.: Si iniciada la visita de inspección una de las partes hiciera abandono de la diligencia, ésta proseguirá hasta su conclusión debiendo el inspector dejar constancia del hecho producido. ========================================

Artículo 21.: En forma previa al levantamiento del acta, el inspector se reunirá con las partes que hubieran intervenido en la diligencia, con el objeto de examinar en forma conjunta las medidas destinadas a subsanar las infracciones constatadas. ================================================

Artículo 22.: Al término de la visita de inspección el Inspector levantará el acta por duplicado, en la que se hará constar los hechos verificados. =============================

El acta será suscrita por las partes que hubieren intervenir en la diligencia. La negativa de cualquiera de las partes a firmar el acta no la invalida, debiendo en este caso el inspector dejar constancia del hecho. =======================

Artículo 23.: La verificación del incumplimiento de las normas legales o convencionales determinará: ================

a) En el caso de las Inspecciones Programadas, el establecimiento del plazo por el inspector, para la subsanación de las infracciones constatadas. ================

b) En el caso de las Inspecciones Especiales o No Programadas, la imposición de la multa por la Autoridad Inspectiva, de acuerdo a lo establecido en el Artículo 28. del presente Decreto Supremo. ===============================

Adicionalmente, cuando se trate del incumplimiento referido a normas de higiene y seguridad ocupacional, el inspector consignará las recomendaciones que correspondan. ============

Artículo 24.: Efectuada la visita, el inspector elevará lo actuado a la Autoridad Inspectiva, bajo responsabilidad. ====

Artículo 25.: Cualquiera de las partes puede impugnar el acta de inspección, dentro del término del tercer día de realizada, siempre que hubiesen estado presentes en forma personal o a través de un representante y hubiesen dejado constancia en la misma de su desacuerdo o disconformidad con los hechos registrados por el inspector. ====================

De ser declarado fundado dicho recurso, se dispondrá una segunda y última inspección, manteniendo plena validez los aspectos no impugnados del acta. ============================

De ser declarado infundado el recurso de impugnación, la autoridad Inspectiva aplicará la multa de acuerdo a los montos establecidos en el Artículo 28.. =====================

De la Reinspección. =========================================

Artículo 26.: La reinspección se realizará en el caso de la Inspección Programada, al término del plazo fijado para la subsanación de la infracción. ===============================

Artículo 27.: Si en la reinspección se constatara que no han sido subsanadas las infracciones, el Inspector levantará el
Acta de Reinspección, la misma que será remitida a la Autoridad Inspectiva competente, para la imposición de la sanción que corresponda. ====================================

De la Multa. ================================================

Artículo 28.: Las infracciones constatadas y no subsanadas, serán sancionadas con multa, cuyo monto dependerá de la naturaleza del incumplimiento y del número de trabajadores del centro de trabajo de acuerdo a la siguiente escala: =====

a) Autoridad que resuelve en primera instancia; hasta un máximo de 25 Unidades impositivas Tributarias; ==============

b) Autoridad que resuelve en segunda y última instancia; hasta un máximo de 30 Unidades Impositivas Tributarias. =====

De la Resolución. ===========================================

Artículo 29.: El Jefe de la Zona Subdirector de Inspección o funcionario que haga sus veces en las dependencias Regionales, expedirá resolución en primera instancia, imponiendo la multa al infractor cuando ésta corresponda, bajo apercibimiento de duplicarse su monto, en el caso que no cumpla con subsanar el incumplimiento constatado dentro del plazo de tercer día de notificada la resolución de multa. ===

Artículo 30.: De la resolución de primera instancia cualquiera de las partes puede interponer recurso de apelación debidamente fundamentado, dentro del término del tercer día de su notificación. ==============================

De lo resuelto en segunda y última instancia no procede recurso impugnatorio alguno. ================================

Disposiciones Generales. ====================================

Artículo 31.: La Autoridad Inspectiva está facultada para adoptar las medidas que considere necesarias para el adecuado cumplimiento de la función inspectiva y su procedimiento. ===

Artículo 32.: La obstrucción de las diligencias previa o de inspección, el abandono de la diligencia de inspección por cualquiera de las partes, así como los actos que tiendan a impedirla o desnaturalizarla, serán sancionados con multa de acuerdo a los montos establecidos en el Artículo 28. del presente Decreto Supremo sin perjuicio de la denuncia penal, si los hechos mencionados tuvieran carácter delictivo. ======

Artículo 33.: Las actas de inspección y de reinspección deberán ser redactadas en el centro de trabajo. =============

Artículo 34.: El acta de inspección constituye instrumento público cuyo contenido merece fe, mientras no se pruebe lo contrario. =================================================

Artículo 35.: Las partes o sus representantes podrán solicitar a la Autoridad Inspectiva correspondiente, copia certificada de la resolución consentida o ejecutoriada, previo pago de la tasa respectiva. ==========================

Artículo 36.: Sin perjuicio de lo establecido en el Artículo 10. del presente Decreto Supremo, la función inspectiva en los centros de trabajo ubicados en lugares apartados de la sede de la Autoridad Inspectiva, se cumplirá mediante el desplazamiento periódico de los inspectores. Con tal finalidad, las entidades públicas, así como los empleadores y trabajadores, otorgarán las facilidades que los inspectores requieran para el mejor cumplimiento de sus funciones. ======

DISPOSICIONES TRANSITORIAS Y FINALES. =======================

Primera: Los expedientes sobre inspección que se encuentren en trámite con arreglo al Decreto Supremo número 04-95-TR, deberán adecuarse al procedimiento establecido en el presente Decreto Supremo, siempre que en ellos no hubiera recaido resolución de primera instancia. ============================

Segunda: El Ministerio de Trabajo y Promoción Social, podrá expedir las normas complementarias para la mejor aplicación de este Decreto Supremo. ====================================

Tercera: Deróguese el Decreto Supremo 04-95-TR y demás disposiciones que se opongan al presente Decreto Supremo. ===

Cuarta: El presente Decreto Supremo entrará en vigencia a partir del día siguiente de su publicación en el Diario Oficial El Peruano. =========================================

Dado en la Casa de Gobierno, en Lima, a los diez días del mes de Junio de mil novecientos noventa y seis. =================

Firmado. Alberto Fujimori Fujimori - Presidente Constitucional de la República. =============================

Firmado. Jorge Gonzáles Izquierdo, Ministro de Trabajo y Promoción Social. ===========================================

CONCLUSIÓN: Formalizado el instrumento, conforme a lo establecido en el artículo 59. de la Ley del Notariado, hice conocer al otorgante su derecho para leerlo íntegramente. El otorgante enterado de ese derecho, leyó el instrumento ante mí y se ratificó en todo su contenido. ======================

Yo el Notario dejo constancia que la presente Escritura, corre extendida en el Folio número 4371101 vuelta y concluye en el folio Serie número 43711132. Se terminó de firmar ante mí: el treintiuno de octubre de mil novecientos noventinueve. Lo Testado: "Extraordinaria", "Extraordinaria", "Extraordinaria". ===========================================

No Vale.

..........................................

(fdo.) JUAN HERNANDO GAVIDIA VELEZMORO

RZ/jk. 1-f

Esta foja corresponde al Testimonio de la Escritura Pública de Transformación de
Sociedad Anónima a Sociedad Comercial de Responsabilidad Limitada y Modificación Total de Estatuto Social otorgado por Minera Yanacocha S.A. el 31 de Octubre de 1,999.- Kardex 055102.

JULIO ANTONIO DEL POZO VALDEZ, Abogado Notario Público de Lima, de conformidad con lo establecido en los artículos 82 y 83 de la Ley del Notariado expido este CUARTO Testimonio de la Escritura Pública extendida el 31 de Octubre de 1999 que corre a fojas 46451 vuelta y siguientes de mi Registro de Escrituras Públicas del Bienio 1998 - 1999, la misma que se encuentra suscrita por todos los comparecientes y autorizada por Mí, el Notario. Doy fe de la identidad de este Testimonio con su matriz, y lo rubrico, sello, signo y firmo conforme a Ley, en Lima a los 13 días del mes de Noviembre de 2000.

(sello)

J. ANTONIO DEL POZO VALDEZ

ABOGADO - NOTARIO DE LIMA

(fdo.)

J. ANTONIO DEL POZO VALDEZ

ABOGADO - NOTARIO DE LIMA

INSCRIPCIÓN

Título número 2797 de fecha 03 de Diciembre de 1999.- Inscrita la Transformación de Sociedad y Modificación Total de Estatutos en el Asiento 35 de la Ficha número 39465 del Registro Público de Minería.- Derechos pagados S/. 749.20 con Recibos números 20226 y 20342.- Lima, 10 de Diciembre de 1999.- Doctora Cecilia Calle Coloma, Registradora Pública.- REGISTRO PUBLICO DE MINERIA, una firma y un sello.- Lima, 13 de Noviembre de 2000.

(sello)

J. ANTONIO DEL POZO VALDEZ

ABOGADO - NOTARIO DE LIMA

(fdo.)

J. ANTONIO DEL POZO VALDEZ

ABOGADO - NOTARIO DE LIMA

PARTNERS' MEETING MINUTES OF MINERA YANACOCHA S.R.L.

In Lima, at 10:00 a.m. on March 28, 2003, the following partners of Minera Yanacocha S.R.L. assembled at the corporate premises located in Av. Camino Real 348, Torre El Pilar, Piso 10, San Isidro:

  Newmont Second Capital Corporation, holder of 367,132,014 participations, duly represented by Stephen Gottesfeld, as per the letter of attorney which was found to be in order and filed; and

  Compañía Minera Condesa S.A., holder of 312,080,085 participations, duly represented by Alberto Benavides de la Quintana, as per the letter of attorney which was found to be in order and filed.

Alberto Benavides de la Quintana chaired the Meeting and Stephen Gottesfeld acted as Secretary.

After verifying that the meeting had been duly called and that the quorum required by the Bylaws was present or represented, the Chairman declared the Meeting duly assembled and opened the deliberations.

.///

  Appointment of the members of the Executive Committee.-

The Chairman indicated that according to the Company's Bylaws, the members of the Executive Committee for the period 2003-2005 should be appointed.

Then, the Executive Committee expressed its sorrow for the death of Mr. Fernando Schwalb López-Aldana and its gratefulness for the many years he had been a member of the Company's Board and Executive Committee, contributing to the development of its activities.

After exchanging ideas on that regard, the Meeting unanimously resolved to appoint the following members of the Executive Committee:

  Wayne W. Murdy, identified with U.S. Passport N. 150062716, being his deputy Mr. Stephen Paul Gottesfeld, identified with U.S. Passport N. 036160260.
  Pierre Lassonde, identified with Canadian Passport N. BC121829, being his deputy Mr. Thomas George Mair, identified with Canadian Passport N. VF844148.
  David H. Francisco, identified with U.S. Passport N. 015440430, being his deputy Mr. Carlos Enrique Santa-Cruz Bendezú, identified with DNI N. 07879078.
  Alberto Benavides de la Quintana, identified with DNI N. 07784598, being his deputy Mr. Roque Benavides Ganoza, identified with DNI N. 07773731.
  Raúl Benavides Ganoza, identified with DNI N. 07799689, being his deputy Mr. Carlos Gálvez Pinillos, identified with DNI N. 06628042.
  José Miguel Morales Dasso, identified with DNI N. 08769452, being his deputy Mr. Carlos H. Plenge Washburn, identified with DNI N. 08232150.

There being no further business to be transacted, the Meeting was adjourned at 12:00 p.m., after drawing up, reading and approving these minutes, which were signed by the attendants.

BYLAWS MYSRL

TITLE I

NAME, PURPOSE, DURATION AND PRINCIPAL PLACE OF BUSINESS

Article 1.: Name

The Company shall be called Minera Yanacocha, adding the abbreviation S.R.L.

Article 2: Purpose

The purpose of the Company is to engage in the exploration and exploitation of mining rights and, in general, in any of the activities directly or indirectly contemplated in the General Mining Law, with no reserve or limitation whatsoever.

The Company may also participate in any act and enter into any contract permitted by law in order to attain its purpose or which are in any way useful for the better performance thereof or suitable for the corporate interests, including the constitution of companies and the acquisition of shares and/or participations of companies through purchase or any other means or participating in the increase of capital stock.

Article 3: Principal Place of Business

The principal place of business of the Company shall be in the city of Lima, being able to establish branches, operation facilities, agencies and offices in any part of the Republic or abroad agreed upon by the Partners' Meeting.

Article 4: Duration

The term of duration of the Company is indefinite, having started its activities on August 1st 1991.

TITLE TWO

SHARE CAPITAL AND SHARES

Article 5: Capital

The share capital of the Company is S/. 714,960,104 (Seven hundred fourteen million nine hundred sixty thousand, one hundred four and 00/100 Nuevos Soles), fully subscribed and paid-in, divided into 714,960,104 (Seven hundred fourteen million nine hundred sixty thousand, one hundred four) equal shares worth S/ 1.00 each; enjoying every one of equal rights and prerogatives.

Article 6: Partner's Rights

Each share confers upon its legitimate holder the status of partner and grants him at least the following rights in proportion to his interest:

a. To participate in the distribution of profits and in the net worth resulting from liquidation.

b. To participate and vote in Partners' Meetings.

c. To supervise the conduct of business in the manner established by law and the bylaws.

d. To be preferred for the subscription of shares in the event of increase of capital stock and, the acquisition of the Company's shares in the event of transfer pursuant to Article 9..

e. To be separated from the Company in the cases contemplated by law and these bylaws.

Article 7: Shares

The shares are equal, cumulative and indivisible.

The joint owners of shares must designate one representative to exercise their rights as partners and shall be jointly and severally liable to the Company for all the obligations arising from their status as partners. The designation will be performed through a letter with a signature duly legalized by a notary public, signed by the joint owners representing more than fifty per cent (50%) of the rights and shares over the shares in joint ownership.

Article 8: Voting Right

Each share is entitled to one vote in Partners' Meetings.

Article 9: Transfer of Shares

The transfer of shares shall be made in accordance with the procedure set forth in these bylaws and shall be formalized through a public deed and registered in the Public Registry.

Except in the cases of transfer by reason of death, advance of inheritance, termination of marriage and reorganization of the companies holding the shares in favor of other companies controlled by the same shareholders or partners, any partner who intends to transfer his shares must follow the procedure set forth hereinbelow:

  The interested partner must advise his intention to transfer through a notice, with acknowledgement of receipt, addressed to the Manager, indicating therein the name of the potential purchaser, the number of shares being transferred, the price thereof, the form of payment, the term of payment, as well as the indication of whether the sale is subjected to the acquisition of the total of the shares offered.

  In case of exchange, the value of the asset offered in consideration for the shares to be transferred shall be fixed by two well-known expert witnesses, for the purpose of exercising the preemptive right.

  The above-mentioned notice shall include, as well, the compromise of the partner of signing the Minute, Public Deed, as well as any other document needed for the transfer registration in the mercantile registry.

  The above-mentioned notice shall be informed to the other partners by the Manager within the four working days following the reception thereof, indicating the number of shares each partner is entitled to acquire in a first round in accordance with his participation in the share capital. The partners will be entitle to acquire the shares offered on a pro rata basis of his holdings in the share capital.

  In case that not all the partners may wish to use such right or some may express their decision of purchasing a number of shares lower than the one they are entitled to, the other partners will be entitled to increase and, therefore, the remaining shares will be distributed among them on a pro rata basis of their shares in the capital and within the maximum limit of shares they wish to acquire.

  The other partners shall have a 30-day term counted from the delivery of the notice referred to in the above paragraph to inform the Company, in writing, their irrevocable decision of acquiring the shares offered. The partner shall indicate in his notice the maximum number of shares he is decided to acquire in case of carrying out a second round.

  In case of not receiving any answer from one or more partners in the term referred to in this paragraph, it will be considered that such partners are not interested in acquiring the shares offered.

  The 30-day term established in this paragraph will be considered to be due if before its end the answers from all the partners are received.

  Once the answers from the partners are received the Company will determine, within a 15-day term the definite number of shares each partner is entitled to acquire.

In case of not exercising the preemptive right regarding the total shares offered, the Company will use its right of acquiring such shares in the part over which the preemptive has been practiced, in that case such decision shall be taken by the Partner's Meeting within the 15-day term referred to in the first paragraph of this item. For that purpose, the Manager shall obligatorily call to a Meeting within the above-mentioned term.

This right may only be practiced in the cases contemplated by the Law.

  The results obtained in the application of the previous item d) shall be informed in written to the partners within the following 5 days.

  Within this term the bidder must be informed whether shares will be acquired in accordance with this article and, in case it is possible to acquire part of the shares offered, the number of shares over which the preemptive right has been practiced.

  If the partners do not practice the preemptive right, or if they practice it acquiring a number of shares lower than the total offered and the sale had been subjected to the acquisition of the total of the shares offered, and the Company would have not decided, when allowed by the Law, to acquire the remaining shares, the bidder will be free to transfer his shares to a third party.

  Likewise, when the sale would not have been subjected to the acquisition of the total of the shares, the bidder will be free to transfer to a third party the shares over which the preemptive right had not been practiced, as long as the Company would have not decided to acquire the remaining shares.

  In any case, the sale to a third party shall be carried out at a price not lower than the one fixed according to this article and in the same conditions offered to the Company's partners, operation that shall be informed to the Company, enclosing the Testimony of Public Deed of Transfer of Shares, within the 30 days following the due date of the terms accumulated indicated in the previous items. Otherwise, the authorization to transfer will be considered as expired and the bidder will have to start the proceeding all over again if he insists in his intention to transfer.

  Except the partner that wishes to sell would have established a longer term in the offer, the price shall be paid in bank draft in a maximum term of 10 days counted from the date the partners who have expressed their decision of acquiring the shares receive the notice referred to in item e). The checks shall be delivered to the Company, which will only give them to the seller together with the one of the Company if it is the case, when it receives from the seller a letter indicating the number of shares that have been transferred and the shares certificates representing the same.

  If the offer would have been subjected to the acquisition of the total of the shares, the transfer will not be performed as long as the total price offered is not received.

  If once the above-mentioned 10-day term is due, the price is not yet paid, the offer will be considered as not accepted, and the bidder will be free to transfer his shares to a third party, which shall be done at a price not lower than the one fixed in accordance with this article and in all cases in the same conditions of the offer. The operation shall be informed to the Company, enclosing the Testimony of Public Deed of Transfer of Shares, within a term that will not exceed 30 days following the expiration of the term referred to in the previous item. Otherwise, the authorization to transfer will be considered as expired and the bidder will have to start the proceeding all over again if he insists in his intention of transfer.

It is hereby stated that the preemptive right results also from the application to the cases in which the sale of the shares is obligatory by a court or legal order. In these cases the preemptive will be practiced replacing the interested partners or the Company itself, if it is the case, at the best offer obtained in the auction or sale of the shares.

Likewise, the preemptive right will be applicable in the cases of investment of the shares in Companies that are not controlled by the transferring partner or his partners in case this is a legal entity. In this case, the value corresponding to the shares that will be received by reason of the investment to be done will be considered as sale value.

The proceeding described above will be obligatory, except for:

    All the other partners waive, through written notice, their preemptive right and at the same time they confirm that they are not interested in the acquisition of the shares by the Company either.

    In that case, the bidder will be free to transfer the shares to a third party informing about the operation in the conditions and terms stated in item f).

    The not-interested partners waive in written, directly before the partner(s) who wish to transfer, their preemptive right, and, the other partners reach to an agreement directly with the bidder.

In this case, the transfer will be done directly to those partners who have reached to an agreement with the bidder, and the seller shall inform the Company about the transfer(s), enclosing to such notice the waivers of the not-interested partners, to whom likewise he will send such notice, and also the conditions of the transfer(s). The latter will only be applicable in case the waivers would be based on the price and/or other conditions.

It is expressly established that it is a condition for the transfer and its following registration, that the purchaser(s), according to the case, state in written before the company that they have acquired the shares in the conditions of the offer made to the other partners; except in the case foreseen in the previous point II, where informing about the transfer and enclosing the waivers will be enough.

If despite this it is determined that the transfer has been done in conditions different from the offered ones, except regarding the price (which may be higher than the one fixed in accordance with this article), the transfer will be void.

Likewise, in all cases the purchaser(s) must declare that they are familiar with the company bylaws, as well as with the voting agreements which may have been entered into with the Company and, if applicable, that they expressly submit themselves to them.

The notices delivered by the Company to the partners in the cases contemplated in this article shall be sent by certified mail and/or in written with acknowledgement of receipt and/or by any other means that ensures the receipt at the addresses given to the Company for this purpose. Any change of address must be previously advised to the Company; otherwise, it shall be deemed that the correct address is the one appearing in the Company's records.

The constitution of real rights over the same shall be informed in writing to the Company so that it has effects on this one and shall be recorded in a public deed that will be registered in the corresponding Registry.

Article 10.: Agreements Between Partners

The agreements between partners or between partners and third parties will be valid before the company and are demandable in everything involving the company, from the moment they are duly noticed to it.

Article 11: Acceptance of the company agreement by the new partner

The acquisition of one or more shares implies on the part of the partner the acceptance of the Company agreement and Bylaws, as well as of the resolutions of the Partners' Meetings adopted in accordance with the law and these Bylaws.

TITLE III

COMPANY'S REGIME

Article 12.: Bodies of the Company

The Company shall be governed by the Partners' Meeting, the Executive Committee and the Management, which will exercise their functions pursuant to these Bylaws.

CHAPTER I

PARTNERS' MEETING

Article 13. : Highest body of the company

The partners' meeting is the highest body of the Company. The partners assembled as provided for in this Chapter shall constitute the Partners' Meetings. All the partners, including dissenting ones and those who did not participate in the meeting, are subject to the resolutions legally adopted by the Partners' Meetings.

Article 14.: Place of the Meeting

The Partners' Meetings may be held outside the principal place of business, indicating in the notice of the meeting the place where they are to be held.

Article 15.: Opportunity

The Partner's Meeting shall be held once a year within 3 months following the close of the financial year. In addition, the Manager or the Executive Committee shall call to a Partner's Meeting as ordered by the law, each time it is necessary to resolve issues which fall within the competence of the Partners' Meeting; when it is deemed convenient by the Executive Committee for the Company's interests; or when it is requested by partners who represent, at least, a fifth of the share capital, specifying in the request the business to be transacted. In this last case, the Meeting shall be obligatorily called within 15 days following the request.

Despite the above mentioned, if the Obligatory Annual Meeting is not noticed within the term indicated above and for its purposes, or once called the businesses of its competence are not transacted therein, at the request of any of the partners such meeting will be called by the judge of the company's place of business.

Article 16.: Purpose

The Obligatory Annual Meeting shall:

a. Issue a pronouncement on the company's business and the economic results of the previous years expressed in the respective financial statements;

b. Order the application of profits, if any;

c. Elect the person who will preside over the Meeting as well as the Secretary;

d. Designate or delegate to Management the designation of external auditors, when applicable;

e. Discuss any other matter indicated in the notice of the meeting.

Article 17.: Other faculties

The Partners' Meetings shall also:

  Elect and remove all the members of the Executive Committee, whether they are titleholders, substitutes or alternates.

  Elect and remove the Manager;

  Amend the Bylaws;

d. Increase or reduce the capital;

e. Issue obligations;

f. Resolve the disposal of, in a single act, assets the book value of which exceeds fifty percent of the share capital;

g. Order investigations and special audits;

h. Resolve the transformation, merger, spin-off, reorganization and dissolution of the Company, as well as the liquidation thereof; and;

i. Resolve, in those cases here the law or the bylaws require its participation and in any other matter required by the corporate interests.

The issues mentioned in this article may be of the competence of the Obligatory Annual Meeting as long as they have been the subject matter of the notice and there is the corresponding quorum.

Article 18.: Notice

The Partners' Meetings must be called by the Manager, by previous requirement of the Executive Committee through a notice sent to the partners through telex, facsimile or any other means which ensures the receipt thereof.

The notice of the Obligatory Annual Meeting must be sent at least 10 days in advance of the date fixed for it. The notice for the other Meetings shall be sent at least 3 days in advance.

The notice shall specify the day, time and place of the meeting and the business to be transacted therein.

The notice may contain the place, day and time of the second meeting in the event a quorum is not present at the first meeting. At least three days and no more than ten days must elapse between the first and the second meeting.

The Meeting shall not transact other businesses different from the ones indicated in the notice, except for the cases allowed by the law.

Article 19.: Universal Meeting

Despite what is provided in the previous article, it shall be understood that the meeting have been called and that it is shall be validly installed provided all the partners representing the total of the shares with right to vote are present and all of them unanimously accept to hold the meeting and to transact the business proposed.

Article 20.: Representation

The partners who are entitled to attend the Meetings may be represented by another person. The representation may be granted in written and especially for each Meeting, except in the case of a power of attorney granted through a public deed. These powers of attorney must be registered until the day prior to the Meeting.

Article 21.: Determination of Quorum

Before the installation of the Meeting, the list of attendants is made expressing the character or representation of each one and the number of shares of their own or from others with which they attend.

After finishing the list the number of shares represented and their percentage regarding the total of the same is determined.

Article 22.: Single Quorum

Except for what is provided in the next article, the Meeting is validly installed on first call when there is represented at least 81% (Eighty one per cent) of the paid capital.

On second call the attendance of any number of partners shall be enough.

The resolutions shall be adopted by the absolute majority of shares present in the Meeting.

Article 23.: Qualified Quorum

In the event of amendment of Bylaws, capital increase or decrease, issuance of obligations, disposal in a single act of assets the book value of which exceeds fifty per cent (50%) of the share capital, transformation, merger, spin-off, reorganization, dissolution and liquidation of the Company the attendance of partners representing at least 81% (eighty one per cent) of the paid-in capital shall be required on first call and, the attendance of partners representing not less than three-fifths of the paid-in capital shall be enough on second call.

In the cases set forth in the above paragraph the resolutions must be adopted by a number of shares representing, at least, the absolute majority of the shares represented in the Meeting.

Article 24.: Suspension of the right to vote

The right to vote may not be exercised by a partner in those cases where, on his own account or that of third parties, he has interests which are contrary to those of the Company.

Those shares that cannot practice the right to vote by reason of what is provided in the previous paragraph or by legal provision, shall be computed for purposes of constituting the quorum of the Meeting but shall not be computed to establish the majority vote.

Article 25.: Chairmanship

Partners' Meetings shall be presided over by the Chairman of the Executive Committee, in his absence, by the partner elected by the attendants.

The Manager shall act as Secretary and, in his absence, the person designated by the Meeting.

Article 26.: Minutes Books

The Partners' Meetings and the resolutions adopted therein may be recorded in a Minutes Book that express in summary the events of the meeting. The minutes may be written in a Book specially opened for this purpose, in loose pages, or any other form pursuant to the procedures set forth in the current laws.

Each minutes shall indicate the day, time and place of the meeting; an indication of whether it was held on first, second or third call; the name of the persons acting as Chairman and Secretary; the form and result of the vote; the resolutions adopted and the list of attendants with their addresses and an indication if they are attending in their own right or in representation of any partner and, as the case may be, the vouchers evidencing the publications made according to law and these Bylaws; indicating the dates and the newspapers in which they appeared.

The above-mentioned requirements that appear in the list of attendants may be avoided if this is part of the minutes.

Any attending partner or his representative and the persons with right to attend the Meeting are entitle to request that their participations and the votes issued by them be recorded in the minutes.

The minutes, including the summary of the participations referred to in the previous paragraph, shall be written by the Secretary within five days following the Meeting.

The minutes may be drawn up and approved at the Meeting or afterwards. When the minutes are approved at the Meeting itself, it must be expressly stated and must be signed at least by the Chairman, the Secretary and one partner designated for this purpose.

When the minutes are not approved at the Meeting itself, it shall especially designate at least two partners who will, together with the Chairman and the Secretary, review, approve and sign them.

The minutes shall be approved and signed within 10 days following the date of the Meeting. The Minutes must be available to the attending partners or their representatives who may indicate their observations or disagreements through a notarial letter.

In the case of universal meetings it is obligatory that the minutes be signed by all the attending partners, unless they have signed the attendance list and it contains an indication of the number of shares they hold and the various matters contained in the notice of the meeting. In this case, it will be sufficient for the minutes to be signed by the Chairman, the Secretary and a partner designated for this purpose. The attendance list will be considered to be an inseparable part of the minutes.

Any attendant of the Meeting is entitle to sign the minutes.

Article 27.: Special Documents

When by any reason the minutes cannot be written in the way established in the previous article, a special document will be delivered and signed by all the attending partners, which will be added and transcribed in the book or the loose pages. The special document shall be delivered to the General Manager who will be responsible for the fulfillment of what is provided in the shortest term.

The minutes have legal force from the time they are approved.

CHAPTER II

MANAGEMENT

Article 28.: Managers

The Company shall have one Manager, designated by the Partners' Meeting.

The Manager may be an individual or legal entity.

It is not necessary to be a partner in order to be appointed as Manager.

Article 29.: Faculties of the Manager

The Manager is authorized to perform any ordinary act and enter into any contract in connection with the purpose of the Company and, consequently, has the legal and administrative representation of the Company.

Without prejudice to the powers granted on each occasion by the Partners' Meeting in favor of the Manager, the main authorities of this officer are the following:

  Call the Partner's Meetings;

  Organize the internal regime of the Company and conduct its operations in accordance with the Bylaws and the agreements of the Partner's Meetings;

  Look after the assets and funds of the Company;

  Represent the Company before any type of administrative, political or judicial, consular, local, police or any other authority with the general and special faculties of judicial representation contained in articles 74 and 75 of the Civil Procedural Code and the article 23 of the General Rules of Administrative Proceedings Law, being entitle to decide on the beginning, continuation and transaction of any kind of proceeding; to declare in bankruptcy, to give confessions, acknowledge documents and practice, with no limitation, all the acts which may be necessary in proceedings.

  Without prejudice to the provisions of the preceding item, represent the Company before the administrative and judicial labor authorities, in connection with claims which may be filed by the Company or against it by its workers, and represent the Company before the workers for purposes of individual or collective bargaining, enjoying for this purpose the authority to file and contest suits and complaints, accept the same, enter into conciliations on one or more aspects in discussion, give confession, recognize documents, make payments and discharges directly or through consignment and perform all the other acts inherent in each proceeding or in the respective hearings, enjoying for this purpose the general and special authorities of judicial representation contained in articles 74. and 75. of the Civil Procedural Code, article 23. of the General Rules of Administrative Proceedings Law and the ones mentioned in articles 46., 48. and 61. of the Law Decree 25593, article 37. of Supreme Decree N. 011-92-TR, articles 10. and 21. of the Law 26636 and Supreme Decree N. 4-96-TR or the legal provisions that may replace them, with no reserve or limitation whatsoever.

  Likewise, without this implying any limitation whatsoever to the authorities referred to in the preceding points, he is authorized to file mining and any other type of claim, request the granting of any type of concession, request the reduction of the area of the claims and concessions of which the Company is the titleholder, request the accumulation of two or more mining claims or concessions or the change of the nature of the substances, object to mining claims requested by third parties and file complaints, and any type of appeal, abandon the appeals and requests made by the Company, request the approval of economic-administrative units, make declarations and, in general, represent the Company before national or regional mining, political and administrative authorities and before the Mining Council, with the broadest authority.

  Enter into contracts and commitments of any nature, transact any kind of business; reach settlements and submit disputes to arbitration; purchase, encumber and personal property; make or accept loans; lease or sublet, as lessor or lessee, any type of real or personal property; furnish and revoke guaranties; and, in general, do anything he deems convenient or necessary for the Company's interests.

  Keep the correspondence of the Company and look after the organization, existence, regularity and veracity of the Company's accounting books ordered by the law and the other books and records an ordered businessman shall keep.

  Give an account to the General Meeting of the condition and progress of the Company's business and operations and of collections, investments and available funds.

  Hire and remove workers and who may be necessary or convenient for the performance of the Company's operations, determining their retribution, informing the Partner's Meeting.

  Timely submit to the Partners' Meeting periodic balance sheets as well as the balance sheet of each year, together with the elements required to prepare the yearbook that must be submitted to the Obligatory Annual Partner's Meeting consideration.

  Take part in any kind of public and private bidding, public and private price biddings and public and private merit biddings, national or international, and sign all the documents and contracts that may be obligatory, necessary and convenient regarding such biddings.

  With regard to banking, jointly acting with any of the Partners, or any other representative of the Company specifically appointed for this purpose by agreement of the Partner's Meeting, may agree upon or verify the operations he may deem convenient such as: open and close bank accounts and deposit and withdraw money therefrom; draw, endorse and protest checks; draw, accept, endorse, extend, discount and protest bills of exchange, vouchers and promissory notes; open and close letters of credit, with or without collateral; endorse bills of lading; enter into and verify any type of credit operation; contract loans, enter into leasing agreements and, in general, perform any type of banking operation.

  Order payments and collections and issue receipts and discharges.

  Substitute and/or delegate the authorities granted to him in the preceding points in favor of third parties, whether or not they are officers of the Company and resume or revoke them, as the case may be, when he deems it convenient.

  Attend, with voice but not vote, the session of the Meeting, except if the latter decides otherwise.

  Issue certificates in respect of the content of the books and records of the company.

  Exercise all the authorities which are compatible with his duties and with the provisions contained in the law and in these Bylaws, and perform anything which may be entrusted to him from time to time by the Partners' Meeting through the granting of a power of attorney in his favor.

Article 30.: Impediments

The following persons may not be Managers:

  Those who are disqualified;

  Those who are in bankruptcy;

  Those who by reason of their charge or functions may not practice business activities;

  The officers and employees of the Public Administration and the entities of the business sector in which the State has control and whose functions are related to the Company's activities, except if this is a state company of Public or Private Law, or the participation of the State in the company is majority;

e. Those who have a pending suit with the Company, as plaintiffs or are subject to a corporate liability action filed by the company and those who are disabled by a preventive measure given by the judicial or arbitration authority, and;

f. Those who are directors, managers, or legal representatives of companies or partners of companies of persons who may have interests which are contrary to those of the Company or perform actions which are detrimental thereto.

Once the impediment is produced or known, it shall be submitted to the

Partners' Meeting for its pronouncement.

CHAPTER III

THE EXECUTIVE COMMITTEE

Article 31.: Organization

The Executive Committee is made up by six members appointed by the Partners' Meeting.

In addition to the main members substitute members may be elected for the main ones. Substitute members will perform their functions in case of absence or impediment of a main member, substituting him definitely in case of vacancy or transitorily in case of absence or impediment, being its sole presence enough to presume such absence or impediment in total right, and they will do it in the same order they have been appointed. The alternate ones will perform their functions according to what is stated above, but regarding the vacancy, absence or impediment of their respective main member.

Article 32.: Election

The Executive Committee will be elected for a three-year term, but will continue working even though its term has concluded as long as a new election does not take place and the elected ones accept the position. The members of the Executive Committee may be removed at any time by the Partners' Meeting.

Article 33.: Absence or Impediment

In the event the absence or impediment of a main, substitute or alternate member of the Executive Committee who has to attend a session of the Executive Committee is foreseen, he could be represented by a third party through a single letter granting power addressed to the Executive Committee. In case the main member as well as the substitute or alternate one are absent or impeded, and both address letters to the Executive Committee to be represented, the one signed by the main member will be considered in the first place.

Article 34.: Vacancy

The vacancy of the position as member of the Executive Committee, by reason of death, resignation, removal or permanent impediment , failure to comply with his obligations or any other impediment qualified as such by the unanimous vote of the other members of the Executive Committee, will be filled by the alternate or substitute member if he has been elected. The Executive Committee itself will fill the vacancy or vacancies in the event there are no substitute or alternate members to do it.

The person or persons elected will perform their functions until the term of the person or persons they replace is completed.

Article 35.: Election

The Executive Committee is made up with representation of the minority or it is elected unanimously.

When the Executive Committee is made up with representation of the minority, each share will give the right to as many votes as members of the Executive Committee shall be elected, and each voter may accumulate his vote in favor of one person or distribute them among many. Those who obtain the higher number of votes following their order will be proclaimed as members of the Executive Committee.

If two or more persons obtain the same number of votes and not all may be part of the Executive Committee since the number of members of the Executive Committee fixed in the bylaws does not allow it, it is decided by drawing lots who shall be members of the Executive Committee.

Article 36.: Organization

The Executive Committee, in its first session, will elect among its members a Chairman and a vice chairman. The meetings of the Executive Committee are chaired by the Chairman of the Executive Committee and in his absence, by the vice chairman. In the absence of both the most senior main member present will act as Chairman. If more than one of the members of the Executive Committee has the same seniority, it will be decided by drawing lots who will chair the session.Article 37.: Notice

The Executive Committee meets every time the Chairman or the one in his position calls it, or when requested by any of the members or the Manager. The calling will be made 10 days in advance by a notice with acknowledgement of receipt, notarial letter or fax duly received, and shall indicate the place, day and time of the meeting and the issues to be discussed. However, any of the members of the Executive Committee may submit to consideration of the Executive Committee the issues he may consider for the interests of the Company.

Despite the provided by the previous paragraph, the Executive Committee is thought to be made up as long as all its members are present and they accept unanimously to carry out the meeting and the issues intended to discuss therein.

Article 38.: Quorum and Majorities

The quorum of the Executive Committee is half plus one of its members. The decisions must be adopted by absolute majority of votes of the attending members of the Executive Committee. In case of draw the one acting as Chairman decides.

The resolutions taken outside the session of the Executive Committee, unanimously by its members, have the same validity as if they had been adopted in session as long as they are confirmed in written.

Non-presence sessions are allowed, through written or electronic means, or of any other nature, that allow the communication y guarantee the authenticity of the agreement. Any member of the Executive Committee may object to the use of such means and demand to carry out a presence session.

Article 39.: Minutes Books

The decisions and agreements of the Executive Committee must be recorded, by any means, in minutes that will be written in a book, loose pages, or any other way permitted by the law, and exceptionally, according to article 27.. The minutes shall express, if a session has taken place: the date, time and place of the session and the names of the attendants; if a session has not taken place: the way and circumstances the decision or decisions have been adopted; and, in any case, the issues discussed, the resolutions adopted and the number of votes issued, as well as the records the members of the Executive Committee may wish to make.

The minutes are signed by the ones who acted as Chairman and Secretary and by the ones who were expressly appointed for that purpose. The minutes shall be signed within a maximum term of ten working days following the date of the session or agreement, as may correspond.

Any member of the Executive Committee may sign the minutes if he wishes so and expresses it during the Session.

Article 40.: Faculties

The Executive Committee has, in addition to the Manager, all the faculties of legal and procedural representation needed for the management of the Company within its purpose, with the only exception of the issues the law or these bylaws may attribute to the Meeting.

Therefore, and without this listing being restrictive but only expository, the Executive Committee has the following faculties:

  Call to the Partners' Meeting.
  Regulate its own operation.

  Submit to the Partners, along with the Manager, the yearbook, the balance sheet and the statement of earnings and losses, recommending the application to be given to the profits.

  Accept the resignation of its members and provide the vacancies in the cases foreseen by the law and the bylaws.

  Represent the Company before any type of administrative, political, regional or judicial authority with the general and special faculties of judicial representation contained in articles 74. and 75. of the Civil Procedural Code and the article 23. of the General Rules of Administrative Proceedings Law, being entitle to decide on the beginning, continuation and transaction of any kind of proceeding; to declare in bankruptcy, to give confessions, acknowledge documents and practice, with no limitation, all the acts which may be necessary in proceedings.

  Without prejudice to the provisions of the preceding item, represent the Company before the administrative and judicial labor authorities, in connection with claims which may be filed by the Company or against it by its workers, and represent the Company before the workers for purposes of individual or collective bargaining, enjoying for this purpose the authority to file and contest suits and complaints, accept the same, enter into conciliations on one or more aspects in discussion, give confession, recognize documents, make payments and discharges directly or through consignment and perform all the other acts inherent in each proceeding or in the respective hearings, enjoying for this purpose the general and special authorities of judicial representation contained in articles 74. and 75. of the Civil Procedural Code, article 23. of the General Rules of Administrative Proceedings Law and the ones mentioned in articles 46., 48. and 61. of the Law Decree 25593, article 37. of Supreme Decree N. 011-92-TR, articles 10. and 21. of the Law 26636 and Supreme Decree N. 4-96-TR or the legal provisions that may replace them, with no reserve or limitation whatsoever.

  Likewise, without this implying any limitation whatsoever to the authorities referred to in the preceding points, he is authorized to file mining and any other type of claim, request the granting of any type of concession, request the reduction of the area of the claims and concessions of which the Company is the titleholder, request the accumulation of two or more mining claims or concessions or the change of the nature of the substances, object to mining claims requested by third parties and file complaints, and any type of appeal, abandon the appeals and requests made by the Company, request the approval of economic-administrative units, make declarations and, in general, represent the Company before national or regional mining, political and administrative authorities and before the Mining Council, with the broadest authority.

  Enter into mining cession, pledge and mortgage agreements, transfer of shares in mining rights and, in general, any kind of mining agreements or related to mining rights.

  Enter into contracts and commitments of any nature, transact any kind of business; reach settlements and submit disputes to arbitration; purchase, encumber and sell real and personal property; make or accept loans; lease or sublet, as lessor or lessee, any type of real or personal property; furnish and revoke guaranties; and, in general, do anything he deems convenient or necessary for the Company's interests.

  Open and close bank accounts and deposit and withdraw money therefrom; draw, endorse and protest checks; draw, accept, endorse, extend, discount and protest bills of exchange, vouchers and promissory notes; open and close letters of credit, with or without collateral; endorse bills of lading; enter into and verify any type of credit operation; contract loans, enter into leasing agreements and, in general, perform any type of banking operation.

  Enter into financial leasing agreements.

  Take part in the constitution of Companies of any kind and sign capital increases, by contributions in cash or in kind.

  Take part in any kind of public and private bidding, public and private price biddings and public and private merit biddings, national or international, and sign all the documents and contracts that may be obligatory, necessary and convenient regarding such biddings.

  Conduct the financial operations and matters of the Company according to the bylaws and the agreements of the Meetings as well as to supervise the running of the Company and prepare the internal regulations it may deem necessary.

  Delegate its faculties as long as it has the approbatory vote of two thirds of the members of the Executive Committee.

  Perform the other attributions derived expressly or tacitly from the bylaws.

Article 41.: Impediments

The following persons may not be members of the Executive Committee:

a. Those who are disqualified;

b. Those who are in bankruptcy;

c. Those who by reason of their charge or functions may not practice business activities;

  The officers and employees of the Public Administration and the entities of the business sector in which the State has control and whose functions are related to the Company's activities, except if this is a state company of Public or Private Law, or the participation of the State in the company is majority;

e. Those who have a pending suit with the Company, as plaintiffs or are subject to a corporate liability action filed by the company and those who are disabled by a preventive measure given by the judicial or arbitration authority, and;

f. Those who are directors, managers, or legal representatives of companies or partners of companies of persons who may have interests which are contrary to those of the Company or perform actions which are detrimental thereto.

Once the impediment is produced or known, the Executive Committee shall submit it to the Partners' Meeting for its pronouncement. Until the Meeting gets together, the Executive Committee may suspend the member of the Executive Committee involved in the impediment.

Article 42: Diligence

The members of the Executive Committee perform their charge with the diligence of an organized businessman and of a loyal representative.

They are obliged to keep confidence in relation to the business of the company and the corporate information they have access to, even after being discharged.

TITLE IV

AMENDMENTS TO THE BYLAWS AND

CAPITAL INCREASE AND REDUCTION

Article 43.: Requirements

The following is required in order to make any amendment to the Bylaws and capital increase and reduction:

a. To clearly express in the notice of the Partners' Meeting the matters whose amendment will be transacted at the meeting; and

b. That the resolution be adopted by the Meeting pursuant to Article 23. of the Bylaws.

With the same requirements, the Meeting may agree to entrust the General Management or the Executive Committee with the faculty of amending certain articles in the conditions and circumstances expressly indicated.

Article 44.: Economic obligations

No amendment to the Bylaws may impose the partners new economic obligations, except for those who have expressed their acceptance in the meeting or who may do it afterwards beyond any doubt.

TITLE V

BALANCE SHEET AND DISTRIBUTION OF PROFITS

Article 45.: Annual report and financial information

The Manager, within a maximum term of eighty days counted from the close of the financial year, shall be obliged to prepare, according the annual report, balance sheet and proposal of distribution of profits, in case there are not any. The manager shall make the balance sheet available to the partners in advance to the Obligatory Annual Meeting.

Article 46.: Preparation and submission of the balance sheet

The annual report and the balance sheet of the Company will be prepared and submitted in accordance with what is provided in the Business Corporations' Law and the other legal provisions.

Article 47.: External Audit

By agreement of the Meeting adopted by ten per cent of the signed shares, and in any case when corresponding according to law, it may be disposed that the company has an annual external audit. In such cases, the Company will appoint its auditors annually, and shall submit the audit report to the Meeting together with the balance sheet.

Article 48.: Distribution of profits

Only profits really obtained or from reserves in cash of free disposal may be distributed, as long as the net equity is not lower than the paid-in capital. It is valid to entrust the Manager with the distribution of profits on account. The distribution of profits shall be made in the form and at the time determined by the Partners' Meeting, subject to the provisions contained in the law.

TITLE VI

DISSOLUTION AND LIQUIDATION

Article 49.: Dissolution

The Company shall be dissolved in the cases contemplated by law and whenever it is resolved by the Partners' Meeting called for this purpose.

Article 50.: Appointment of Receivers of the liquidation

The dissolved Company shall maintain its legal status while the liquidation is being carried out.

The Partners' Meeting shall appoint receivers for the liquidation.

TITLE VII

SEPARATION AND EXCLUSION OF PARTNERS

Article 51.: Separation and exclusion

The separation and exclusion of partners shall be governed by the provisions contained in the Business Corporations' Law.

Article 52.: Exclusion of the manager partner

The manager partner who infringes the bylaws provisions, commits crimes against the Company or who performs on his own or from another the same kind of business of the company. The exclusion of the partner is agreed upon through the favorable vote of the majority of the company's shares, withour counting the vote of the excluded partner, and it shall be recorded in a public deed and registered in the Registry.

TITLE VIII

GENERAL PROVISIONS

Article 53.: Additional Provisions

Anything not contemplated in these Bylaws shall be governed by the provisions contained in the Business Corporations' Law, and amplifying and modifying provisions.

TITLE IX

TEMPORARY PROVISIONS

FIRST.- Newmont Peru Limited, Peru Branch, is hereby ratified as Manager of the Company, and Mr. Carlos Santa Cruz and Mr. Juan Gavidia Velezmoro are ratified as Representative of the Manager and Alternate Representative, respectively. In such capacity they shall continue exercising the powers and authority granted to them by Minera Yanacocha S.A, which are currently in effect.

SECOND.- The Company's powers of attorney as presently assigned are hereby ratified. When the joint signature of a director is required, the director's signature shall be replaced by that of a member of the Executive Committee. It shall be noted that the assignment of powers may be amended by the Board of Directors until the date the restructuring is formalized in a Public Document.

THIRD.- The following persons are designated as members of the executive Committee:

  Wayne W. Murdy, identified with U.S. Passport N. 150062716, being his deputy Mr. Stephen Paul Gottesfeld, identified with U.S. Passport N. 036160260.
  Pierre Lassonde, identified with Canadian Passport N. BC121829, being his deputy Mr. Thomas George Mair, identified with Canadian Passport N. VF844148.
  David H. Francisco, identified with U.S. Passport N. 015440430, being his deputy Mr. Carlos Enrique Santa-Cruz Bendezú, identified with DNI N. 07879078.
  Alberto Benavides de la Quintana, identified with DNI N. 07784598, being his deputy Mr. Roque Benavides Ganoza, identified with DNI N. 07773731.
  Raúl Benavides Ganoza, identified with DNI N. 07799689, being his deputy Mr. Carlos Gálvez Pinillos, identified with DNI N. 06628042.
  José Miguel Morales Dasso, identified with DNI N. 08769452, being his deputy Mr. Carlos H. Plenge Washburn, identified with DNI N. 08232150.

There being no further business to be transacted, the Partner's Meeting was adjourned at 12:00 p.m., on March 28, 2003 after drawing up, reading and approving these minutes, which were signed by the attendants.

Exhibit 99.1

Compañía de Minas Buenaventura S.A.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. (the "Company").

2. (A) The Company's Annual Report on Form 20-F for the year ended 2002 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 24, 2003

/S/ ROQUE BENAVIDES GANOZA

Roque Benavides Ganoza

Chief Executive Officer

Exhibit 99.2

Compañía de Minas Buenaventura S.A.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the "Company").

2. (A) The Company's Annual Report on Form 20-F for the year ended 2002 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 24, 2003

/S/ CARLOS E. GÁLVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Exhibit 99.3

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

CODE OF BUSINESS CONDUCT AND ETHICS

PURPOSE

This Code of Business Conduct and Ethics ("this Code") contains the policy guidelines and procedures adopted by the Board of Directors of the Company (the "Board") that relate to the legal and ethical standards for conducting Company business. This Code cannot and is not intended to cover every applicable law or to anticipate every issue that may arise, but does set out basic principles to guide all employees of the Company. If you are unclear about a particular situation, stop and ask for guidance before taking action.

ADMINISTRATION/APPLICABILITY/VIOLATIONS

The Board is responsible for setting the standards of business conduct contained in this Code and updating these standards as appropriate to reflect legal and regulatory developments.

This Code applies to all directors, officers and employees of the Company (the "Covered Persons"). It is the obligation of each and every Covered Person to become familiar with this Code, to adhere to the standards and restrictions set forth herein, to conduct himself or herself accordingly and to avoid even the appearance of impropriety.

While the Company's Compliance and Ethics Officer will oversee the procedures designed to implement this Code, it is the individual responsibility of each Covered Person to comply with this Code. Those who violate this Code will be subject to disciplinary action, which may include termination.

POLICY GUIDELINES

A. Conflicts of Interest

Covered Persons have a duty of loyalty to the Company and must therefore avoid any actual or apparent conflict of interest with the Company. A "conflict of interest" exists when a person's private interest (financial or otherwise) interferes, or appears to interfere, in any way with the interests of the Company. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest include, but are not limited to, the following examples:

(i) engaging in a significant business transaction involving the Company for personal profit or gain;

(ii) being a consultant to, or a director, officer or employee of, a supplier, customer or competitor of the Company;

(iii) having a significant financial or other beneficial interest in a supplier, customer or competitor of the Company;

(iv) receiving, directly or indirectly, improper personal benefits as a result of using Company property or obtaining Company services;

(v) conducting Company business with a family member, or taking any business action that improperly benefits a family member; and

(vi) accepting money, personal gifts, discounts, loans (other than loans from lending institutions at prevailing interest rates) or other special treatment or gratuities from any supplier, customer or competitor of the Company.

Any such conflicts of interests may arise as a result of actions taken by, or interests of, a family member of a Covered Person. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board. Conflicts of interest may not always be clear-cut, so if you have a question, you should ask for guidance from the Compliance and Ethics Officer before taking action.

B. Corporate Opportunities

Covered Persons owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Covered Persons are therefore prohibited from (i) personally taking opportunities that are discovered through the use of Company property, information or position, without the consent of the Compliance and Ethics Officer, (ii) using Company property, information or position for improper personal gain and (iii) competing with the Company.

C. Confidentiality

Covered Persons must not disclose to anyone outside the Company any "confidential information" entrusted to them by the Company or its suppliers, customers or business partners, except when disclosure is authorized by the Compliance and Ethics Officer or otherwise legally required. "Confidential information" includes all non-public information that might be useful to competitors, or harmful to the Company or its suppliers, customers or business partners, if disclosed. Confidential information includes, for example, trade secrets, technology, research, customer and supplier lists, unannounced financial data and projections, marketing and pricing strategies, business plans and confidential information about exploration areas.

The obligation to preserve confidential information continues even after a Covered Person is no longer employed by the Company.

D. Competition and Fair Dealing

The Company seeks to outperform our competitors fairly and honestly through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent or inducing disclosures of such information by past or present employees, agents or representatives of other companies is prohibited.

Covered Persons should endeavor to deal fairly and in good faith with the Company's customers, suppliers and competitors and each of their employees. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

Covered Persons are prohibited from:

(i) entering into any understanding, agreement, plan or scheme, express or implied, formal or informal, with any competitor with regard to prices, terms or conditions of sale or service, production, distribution, territories or customers;

(ii) exchanging or discussing with a competitor prices, terms or conditions of sale or service, or any other competitive information; or

(iii) engaging in any other conduct which violates any applicable anti-trust or competition laws.

E. Protection and Proper Use of Company Assets

Company assets, such as information, materials, supplies, time, software, hardware and facilities, among other property, are valuable resources owned, licensed or otherwise belonging to the Company. Company assets also include proprietary information such as intellectual property, including patents, trademarks, trade secrets and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Company assets should be used only for legitimate business purposes. Accordingly, all Covered Persons should endeavor to protect the Company's assets and ensure their efficient use.

Unauthorized use of Company assets is prohibited and should be reported. The personal use of Company assets without permission is prohibited, although incidental personal use is permitted. If you have any questions about whether your personal use of a Company asset is incidental, you should ask for guidance from the Compliance and Ethics Officer before taking action.

F. Compliance with Laws, Rules and Regulations

All Covered Persons must obey, and ensure that the Company obeys, all laws and governmental regulations of the cities, states and countries in which the Company operates. Although employees are not expected to know the details of these laws, it is important to have sufficient knowledge to determine when to seek advice from supervisors, managers and appropriate personnel. If a law conflicts with a policy in this Code, you must comply with the law. If a local custom or policy conflicts with this Code, you must comply with this Code. If you have any questions about these conflicts, you should consult your supervisor or the Compliance and Ethics Officer as to how to handle the situation.

The Company takes a proactive stance regarding compliance with all applicable laws, rules and regulations. Particularly, the Company is committed to:

(i) maintaining a workplace that is free from discrimination or harassment based on race, gender, age, color, religion or any other characteristic that is unrelated to the Company's interests or otherwise protected by law;

(ii) complying with all applicable environmental, health and safety laws;

(iii) supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

(iv) prohibiting any unlawful, improper or other questionable payments (including bribes or kickbacks), gifts, favors or other gratuities to suppliers, customers, U.S., state, local or foreign government officials or other third parties; and

(v) complying with all applicable federal and state securities laws, including laws prohibiting insider trading.

Covered Persons who have access to material non-public information about the Company are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of Company business. To use material non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Compliance and Ethics Officer.

G. Record Keeping

The Company requires honest and accurate recording and reporting by Covered Persons of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported. In addition, many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, consult your supervisor.

All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and Covered Persons should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memoranda and formal reports. Records should always be retained or destroyed according to the Company's record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Compliance and Ethics Officer.

H. Accurate and Timely Periodic Reports

The Company is committed to providing full, fair, accurate, timely and understandable disclosure in periodic reports and documents that the Company files, or submits to, the Securities and Exchange Commission and in other public communications made by the Company. Specifically, the Company shall:

(i) maintain accurate books and records that fully, fairly and accurately reflect the Company's financial information and reporting of transactions;

(ii) ensure that the financial statements and other financial information included in periodic reports is prepared in accordance with generally accepted accounting principles and fairly presents, in all material respects, the financial condition, results of operations and cash flows of the Company;

(iii) maintain disclosure controls and procedures to ensure that material information relating to the Company is made known to management, particularly during periods in which the Company's periodic report are being prepared;

(iv) maintain internal controls and procedures for financial reporting to provide reasonable assurance that the Company's financial statements are fairly presented in conformity with generally accepted accounting principles;

(v) prohibit the establishment of any undisclosed or unrecorded funds or assets;

(vi) disclose material off-balance sheet transactions in compliance with applicable laws and regulations; and

(vii) otherwise present information in a clear and orderly manner and avoid the use of legal and financial jargon in the Company's periodic reports.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Covered Persons have a duty to adhere to this Code and all existing Company policies and to report to the Company any suspected violations in accordance with applicable procedures. Employees are encouraged to talk to supervisors, managers or the Compliance and Ethics Officer about observed violations of this Code or any other illegal or unethical behavior or when in doubt about the best course of action in a particular situation. Directors and officers should report any known or suspected violations of this Code or any other illegal or unethical behavior to the Compliance and Ethics Officer.

It is the policy of the Company not to allow retaliation for reports of violations of this Code or any other illegal or unethical behavior by any employee made in good faith. All employees are expected to cooperate in internal investigations of misconduct.

DISCLOSURE/AMENDMENTS AND WAIVERS

This Code will be made available on the Company's website. The Company shall file a copy of this Code as an exhibit to its Annual Report to Stockholders on Form 20-F and shall include a statement in such report indicating that it has adopted this Code, that a copy of this Code is available on its website and that it shall disclose any amendment of this Code or any waiver of any provision of this Code for any senior financial officer, the CEO or any director on the Company's website.

Any waiver of any provision of this Code for any executive officer or director may be made only by the Board. The provisions of this Code may be waived for any employee who is not an executive officer or director by the Compliance and Ethics Officer.

Any amendment of this Code or any waiver of any provision of this Code for any senior financial officer, the CEO or any director will be disclosed on a Form 6-K or on the Company's website promptly and in any event within two business days following such amendment or waiver, as required by the Securities Exchange Commission, the Comisión Nacional Supervisora de Empresas y Valores (CONASEV) and the applicable NYSE and Bolsa de Valores de Lima (Lima Stock Exchange) listing requirements. The Company will maintain any such disclosure on its website for at least 12 months after the Company initially posts such disclosure. Following such 12-month period, the Company shall retain such disclosure for at least five years.