Form 20-F
period 2003-12-31
BUENAVENTURA MINING CO INC
filed 2004-06-02
CIK 1013131

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

" REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

" TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14370

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Exact name of Registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's name into English)

REPUBLIC OF PERU

(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, nominal (par) value of four Peruvian Nuevos Soles per share American Depositary Shares (ADSs) representing one Common share each	New York Stock Exchange Inc.٭ Lima Stock Exchange New York Stock Exchange Inc.**
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

Yes ☒ No "

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 " Item 18 ☒

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

Buenaventura and its subsidiaries maintain their financial books and records in Nuevos Soles and present their financial statements in conformity with accounting principles generally accepted in Peru ("Peruvian GAAP"). See Note 38 to the audited consolidated financial statements of the Company as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 (the "Company Financial Statements") beginning at page F-2 for a description of the significant differences between the accounting principles followed by the Company under Peruvian GAAP and accounting principles generally accepted in the United States of America ("U.S. GAAP"), and Note 39 to the Company Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods covered. Pursuant to the rules of the United States Securities and Exchange Commission (the "Commission"), this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L. ("Yanacocha"). Yanacocha maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with U.S. GAAP. See Note 17 to the audited financial statements of Yanacocha as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 (the "Yanacocha Financial Statements") beginning at page F-69 for a description of the significant differences between the accounting principles followed by Yanacocha under U.S. GAAP and Peruvian GAAP, and Note 18 to the Yanacocha Financial Statements for a reconciliation to Peruvian GAAP of net income and partners' equity for the periods covered. Pursuant to Peruvian GAAP, financial data for all periods in the financial statements of the Company included herein have been adjusted for inflation using the Indice de Precios al por Mayor a Nivel Nacional (the National Wholesale Price Index for Peru, or the "IPM") published by the Instituto Nacional de Estadística e Informática (the National Institute of Statistics, or the "INEI"). See Note 2(c) to the Company Financial Statements. Unless otherwise specified, financial data regarding the Company is presented herein in accordance with Peruvian GAAP and in constant Nuevos Soles as of December 31, 2003, and financial data regarding Yanacocha is presented herein in accordance with U.S. GAAP and in U.S. Dollars.

The Company Financial Statements record the Company's investment in Yanacocha in accordance with the equity method. The Company's interest in Yanacocha has been calculated at 43.65 percent for the years ended December 31, 2002 and 2003, as described in "Item 5. Operating and Financial Review and Prospects--The Company--General" and Note 11 to the Company Financial Statements.

In 1989, the Peruvian accounting standards board approved the inclusion in the financial statements of each Peruvian company of the Resultado por Exposición a la Inflación ("Result from Exposure to Inflation"), which seeks to account for the effects of inflation or deflation by adjusting the value of non-monetary assets and liabilities by a factor corresponding to the inflation or deflation rate during the period covered by the financial statements. Monetary assets and liabilities are not adjusted. The net result of the adjustment is reflected in the "Result from Exposure to Inflation" line item of the income statement. This requirement was applied to the Company in 1991 and thereafter. See Note 2(c) to the Company Financial Statements. The inflation adjustment factors used in the calculation of the Result from Exposure to Inflation since 1991 are a function of the IPM. The IPM increased by 5.5 percent in 1999, increased by 3.8 percent in 2000, decreased by 2.2 percent in 2001, increased by 1.7 percent in 2002 and increased by 2.0 percent in 2003.

Exchange Rates

This Annual Report contains translations of certain Nuevo Sol amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Nuevo Sol amounts actually represent such equivalent Dollar amounts or could be converted into Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated, such Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.464 = US$1.00, the average of the market exchange rates for the purchase and sale of Dollars on December 31, 2003. The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then-prevailing exchange rate may result in presentation of Dollar amounts that differ from the Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. See "Item 3. Key Information--Exchange Rates" for information regarding the average rates of exchange between the Nuevo Sol and the Dollar for the periods specified therein.

Certain amounts and percentages have been rounded for presentation purposes and may not sum exactly.

Forward-Looking Statements

Certain statements contained in this Annual Report contain "forward-looking" information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future exploration, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economic and legal developments. These forward-looking statements reflect the Company's view with respect to the Company's and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Annual Report, including but not limited to those discussed under "Item 3. Key Information--Risk Factors".

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

Company Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Company Financial Statements including the Notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2002 and 2003, and for the three years ended December 31, 2001, 2002 and 2003, is derived from the Company Financial Statements appearing elsewhere in this Annual Report. The report of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young International) on the Company's 2002 and 2003 Financial Statements appears elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2001 and for the year then ended is derived from the audited consolidated financial statements audited by other auditors, Medina, Zaldivar y Asociados (a member firm of Andersen Worldwide), who have ceased operations and whose report has not been reissued in connection with this filing on Form 20-F, see page F-4. The Company Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 38 to the Company Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to the Company, and Note 39 to the Company Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income for the years ended 2001, 2002 and 2003, and shareholders' equity as of December 31, 2002 and 2003. The selected financial information as of December 31, 1999 and 2000 and for the years then ended has been derived from the Company's financial statements as of and for the years then ended, which have been audited by Medina, Zaldivar y Asociados. The operating data presented below is derived from the Company's records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects--The Company" and the Company Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	1999	2000	2001	2002	2003	2003
	(In thousands of constant S/.)(1)					(In thousands of US$)(1)(2)
Income statement data:
Peruvian GAAP
Net sales	330,762	394,808	463,706	548,815	700,959	202,355
Royalty income	51,072	53,485	56,273	78,503	111,398	32,159
Total revenues	381,834	448,293	519,979	627,318	812,357	234,514
Costs of operation
Operating costs	(223,203)	(250,343)	(258,928)	(262,945)	(290,278)	(83,798)
Depletion and depreciation	(28,451)	(32,770)	(37,995)	(39,134)	(44,984)	(12,986)
Exploration and development costs in operational mining sites	(34,048)	(31,784)	(60,685)	(74,032)	(81,711)	(23,589)
Total costs of operation	(285,702)	(314,897)	(357,608)	(376,111)	(416,973)	(120,373)
Gross margin	96,132	133,396	162,371	251,207	395,384	114,141
Operating expenses
General and administrative	(65,346)	(64,856)	(64,442)	(75,594)	(117,408)	(33,894)
Exploration costs in non-operational mining areas	(45,046)	(41,914)	(49,425)	(38,426)	(56,487)	(16,307)
Selling	(26,894)	(29,601)	(26,855)	(23,178)	(24,572)	(7,094)
Royalties	(4,820)	(9,840)	(13,539)	(13,995)	(23,968)	(6,919)
Assets impairment loss and write-off	(3,379)	--	(23,818)	(1,558)	(4,472)	(1,291)
Total operating expenses	(145,485)	(146,211)	(178,079)	(152,751)	(226,907)	(65,505)
Operating income (loss)	(49,353)	(12,815)	(15,708)	98,456	168,477	48,636

Other income (expenses)
Share in affiliated companies	217,247	284,088	204,180	337,429	531,514	153,439
Loss from change in the fair value of derivative instruments	--	--	--	--	(616,986)	(178,114)
Realized gain (loss) in derivative instruments--------------	36,480	42,176	60,469	42,669	(19,840)	(5,727)
Amortization of mining concessions and goodwill	(5,930)	(6,215)	(15,248)	(16,626)	(14,850)	(4,287)
Interest income	4,646	6,619	13,845	8,785	7,421	2,142
Interest expense	(10,480)	(9,195)	(18,080)	(15,922)	(8,281)	(2,391)
Gain (loss) from exposure to inflation	4,532	2,536	1,661	(3,157)	306	89
Loss from sale of subsidiary's shares	--	--	--	(6,739)	--	--
Other, net	(8,326)	76,837	12,527	2,816	(12,206)	(3,523)
Total other income (expenses), net	238,169	396,846	259,354	349,255	(132,922)	(38,372)
Income before workers' profit sharing, income tax, minority interest and cumulative effect of change in accounting principle	188,816	384,031	243,646	447,711	35,555	10,264
Workers' profit sharing	--	(4,430)	(704)	(1,538)	59,949	17,306
Income tax	(15,257)	(27,894)	(25,442)	(25,604)	189,024	54,568
Income before minority interest and cumulative effect of change in accounting principle	173,559	351,707	217,500	420,569	284,528	82,138
Minority interest	(6,172)	(32,780)	4,051	(24,272)	(48,640)	(14,042)
Income before cumulative effect of change in accounting principle----------------..	167,387	318,927	221,551	396,297	235,888	68,096
Cumulative effect of change in accounting principle	--	(64,846)	--	--	(68,918)	(19,895)

Net income	167,387	254,081	221,551	396,297	166,970	48,201

Income per share(3)	1.33	2.01	1.75	3.12	1.31	0.38
Income per ADS(3)	1.33	2.01	1.75	3.12	1.31	0.38
Dividends per share	0.27	0.28	0.37	0.56	1.19	0.34

Average number of shares outstanding	126,252,152	126,252,152	126,602,016	127,236,219	127,236,219	127,236,219

U.S. GAAP
Operating income (loss)	(92,681)	(15,950)	7,852	97,532	229,408	66,226
Net income	140,079	245,753	164,660	41,540	170,672	49,270
Income per share(3)	1.11	1.95	1.30	0.33	1.34	0.39
Income per ADS (3)	2.22	3.90	2.60	0.66	1.34	0.39

Balance sheet data:
Peruvian GAAP
Total assets	1,365,599	1,658,402	1,927,031	2,230,279	3,070,601	886,432
Total debt	65,662	107,545	256,531	175,897	132,871	38,358
Shareholders' equity	1,126,011	1,351,930	1,539,713	1,889,477	1,620,530	467,821

U.S. GAAP
Total assets	1,310,991	1,635,796	1,921,329	2,214,272	3,061,030	883,669
Shareholders' equity	1,083,574	1,319,287	1,445,542	1,438,635	1,611,480	465,208

Operating data (unaudited):(4)
Production:
Gold (oz.)	55,072	131,475	208,874	277,490	319,427	--
Silver (oz.)	10,917,023	10,736,024	12,473,284	13,346,374	13,813,658	--
Proven and probable reserves
Gold (oz.)	184,204	246,861	206,232	592,102	870,345	--
Silver (oz.)	61,498,606	63,856,169	59,967,350	72,119,422	92,817,825	--

____________________

(1) Except per share, per ADS, outstanding shares and operating data.

(2) Translated into U.S. Dollars at the rate of S/.3.464=US$1.00, the average of the market exchange rates for the purchase and sale of U.S. Dollars as of December 31, 2003 as published by the Superintendencia de Bancos y Seguros (Superintendency of Banks and Insurance or "SBS").

(3) Income per share has been calculated for each year as net income divided by average number of shares outstanding during the year. Until December 31, 2001, average shares outstanding included Series A Shares, Series B Shares and Investment Shares; income per ADS was calculated on the basis of two Series B Shares per ADS. On April 30, 2002, the Company approved the redesignation of the Series B Shares as Series A Shares and the immediate redesignation thereafter of Series A Shares as Common Shares. As of April 30, 2002, the total number of Common Shares and Investment Shares outstanding was 137,444,962 and 372,320, respectively. On October 28, 2003, the Company approved a modification of the ratio of the Common Shares to ADSs from two Common Shares per ADS to one Common Share per ADS. The ratio change became effective on November 12, 2003 and income per ADS in prior years has been restated to reflect this modification.

(4) The amounts in this table are calculated to reflect the percentages owned by the Company in each year, 1999 through 2003. As of December 31, 2003, the Company's ownership percentages for the relevant companies were as follows: Condesa, 100%; Conenhua, 100%; Iminsur, 78.04%; Minera Paula 49, 51.0%; Colquijirca, 59.90%; Chaupiloma, 60.0% and Cedimin, 100%.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Yanacocha Financial Statements, which have been audited by Dongo-Soria Gaveglio y Asociados (a member firm of PricewaterhouseCoopers). The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP. Note 17 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, and Note 18 to the Yanacocha Financial Statements provides a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended 2001, 2002 and 2003 and partners' equity as of December 31, 2002 and 2003. The operating data presented below, which is based on 100 percent of Yanacocha's production and reserves, is derived from Yanacocha's records and has not been subject to audit. The financial information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects--Yanacocha" and the Yanacocha Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

As of and for the year ended December 31,
1999		2000	2001	2002	2003
(In thousands of US$)(1)

Income statement data:
U.S. GAAP

Revenues	464,361	491,791	517,800	713,398	1,036,370

Costs and expenses:
Costs applicable to sales	(190,139)	(172,778)	(241,991)	(312,980)	(377,214)
Depreciation and depletion	(41,360)	(58,122)	(73,484)	(114,769)	(146,822)
Exploration costs	(9,455)	(10,349)	(12,020)	(11,121)	(13,574)
General and administrative costs	0	(1,087)	(3,589)	(4,682)	(5,126)
Other expenses	(7,063)	(10,317)	(8,641)	160	(18,126)
Total operating expenses	(248,016)	(252,653)	(339,725)	(443,392)	(560,862)
Operating income	216,345	239,138	178,075	270,006	475,508
Interest expense and other	(34,649)	(1,475)	(4,036)	(7,473)	(1,055)
Pre-tax income	212,696	237,663	174,039	262,533	474,453
Income tax provision	(56,955)	(43,066)	(40,242)	(64,611)	(121,688)
Net income before cumulative effect of change in accounting principles	155,741	194,597	133,797	197,922	352,765
Cumulative effect of change in accounting principle, net	0	(4,986)	0	0	(32,353)
Net income and comprehensive income	155,741	189,611	133,797	197,922	320,412

Peruvian GAAP
Operating income	182,486	162,786	97,209	281,274	475,894
Net income	134,548	136,734	80,927	220,847	313,143
Balance sheet data:
U.S. GAAP
Total assets	527,194	762,119	962,555	1,055,280	1,146,041
Total debt	101,102	141,277	198,301	114,954	67,356
Partners' equity	279,886	409,431	533,228	680,458	700,870
Peruvian GAAP
Total assets	359,381	516,450	638,107	868,992	974,630
Partners' equity	179,366	256,035	326,962	574,085	587,228
Operating data (unaudited):
Gold produced (oz.)	1,655,830	1,795,398	1,902,489	2,285,584	2,851,143
Gold proven and probable reserves (thousands of oz.)	32,862	36,553	34,173	32,605	31,709
Average cash production cost (US$ per oz.)(2)	111	96	123	134	129

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

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

1999	3.508	3.331	3.470	3.508
2000	3.531	3.487	3.493	3.525
2001	3.623	3.434	3.506	3.444
2002	3.644	3.433	3.517	3.514
2003	3.495	3.461	3.478	3.463
2003	High(5)	Low(5)	Average(6)	Period end(7)
December	3.481	3.463	3.471	3.463
2004
January	3.499	3.453	3.467	3.499
February	3.506	3.473	3.483	3.473
March	3.476	3.459	4.644	3.459
April	3.487	3.458	3.469	3.483
May	3.495	3.482	3.488	3.489

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

Source: SBS

On May 31, 2004, the offered rate for Dollars as published by the SBS was S/.3.489 = US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Factors Relating to the Company

Dependence on Joint Ventures

An integral part of the Company's operations is the participation in joint venture projects with experienced mining companies. At the date of this Annual Report, the Company was participating in several joint operating agreements, joint ventures and other joint exploration and mining enterprises and companies, including Yanacocha. Joint venture projects benefit the Company by providing a source of outside funds for exploration of mining rights, by giving the Company access to the holdings of outside parties without the risk and costs of outright acquisition and by expanding the Company's senior management, geologists and engineers scope of knowledge and experience as a result of increased contact with their counterparts from other organizations. The Company can be highly dependent upon its partners, co-venturers or other shareholders in a joint venture carrying out their obligations under the applicable joint venture agreement or joint operating agreement. Such partners, co-venturers and other shareholders in a joint venture may contribute capital to cover the expenses of the joint venture project or provide critical technological expertise and/or management and organizational expertise. See "Item 4. Information on the Company--Yanacocha--Overview" for a description of how the Company and Newmont Mining Corporation, a Delaware corporation ("Newmont Mining"), have joined together to participate in Yanacocha and how Yanacocha is dependent upon Newmont Peru Limited, Peruvian Branch ("Newmont Peru") to provide management and other expertise to the Yanacocha project. If, however, a partner, a co-venturer or in certain cases another shareholder does not carry out its obligations under the applicable joint venture agreement, joint operating agreement, by-laws or shareholders agreement, the value of the Company's investment in the joint venture could be adversely affected and the Company could incur significant expense in enforcing its rights or pursuing remedies. There can be no assurance that the Company's current or future partners will fulfill their obligations under such agreements. See "Item 4. Information on the Company--Yanacocha" and "Item 4. Information on the Company--The Company--Business Overview--Exploration".

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

Prices of Gold and Silver

Because the Company's revenues are derived primarily from the sale of ore concentrates containing gold and silver, and Yanacocha's revenues are derived primarily from the sale of gold and silver, the prices the Company and Yanacocha obtain for gold and silver and ore concentrates containing such metals, and the Company's and Yanacocha's earnings, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control, including the overall demand for and worldwide supply of gold, silver and other metals; the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2003, see "Item 4. Information on the Company--The Company--Business Overview--Sales of Metal Concentrates". On December 31, 2003 and April 30, 2004, the morning fixing price for gold on the London Bullion Market was US$417.25 per ounce and US$387.30 per ounce, respectively. On December 31, 2003 and April 30, 2004, the afternoon fixing spot price of silver on the London market (the "London Spot") was US$5.965 per ounce and US$5.950 per ounce, respectively.

To minimize exposure to fluctuations in the prices of gold, silver and other metals, the Company is engaged in price hedging activities such as forward sales and option contracts, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk".

Impact of Government Regulation

The Company's and Yanacocha's activities in Peru depend on mining concessions for exploration and development (hereafter referred to as "mining concessions") being obtained from the Peruvian Ministry of Energy and Mines ("MEM"), in the case of the Company, and through the assignment of concessions granted to a related entity by the Peruvian government, in case of Yanacocha. In addition, the Company's and Yanacocha's activities in Peru depend on provisional permits, obtained from the MEM, for exploration and/or development rights of the area of the claim (hereafter referred to as "provisional permits," and together with mining concessions, hereafter referred to as "mining rights"), and/or processing concessions, obtained from the MEM, for treatment of mining ores (hereafter referred to as "processing concessions"), as well as compliance by the Company and Yanacocha with certain agreements entered into with the Peruvian government. Under Peru's current legal and regulatory regime, the Company's mining rights have an indefinite term and Yanacocha's assigned mining rights have a term of 20 years, with an option to renew for an additional term of 20 years. The mining rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. In addition if, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made shall be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. The Company's and Yanacocha's processing concessions enjoy the same duration and tenure as the mining rights, subject to payment of a fee based on nominal capacity for the processing plant. Failure to pay such processing fees or fines for two consecutive years could result in the loss of the processing concessions. The Company is, and Yanacocha has informed the Company that Yanacocha is, current in the payment of all amounts due in respect to its mining and processing concessions.

Environmental and other Regulatory Matters

The Company's and Yanacocha's exploration, mining, milling, smelting and refining activities are also subject to a number of Peruvian laws and regulations, including environmental laws and regulations. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharges, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

The Company anticipates additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on the Company's and Yanacocha's operations and require the Company and Yanacocha to make significant capital expenditures in the future. Although the Company believes it is substantially in compliance, and Yanacocha has advised the Company that Yanacocha is substantially in compliance, with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not have an adverse effect on the business or results of operations of the Company or Yanacocha. See "Item 4. Information on the Company--The Company--Regulatory Framework--Environmental Matters" and "--Permits" and "Item 4. Information on the Company--Yanacocha--Regulation, Permitting and Environmental Matters".

Hedging

The Company engages in gold, silver and zinc price hedging activities, such as forward sales and options contracts, to minimize its exposure to fluctuations in the prices of such metals. Buenaventura is not required to place collateral with respect to derivative instruments and there are no margin calls associated with such contracts. Credit risk is minimized by dealing with major financial institutions. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk". The intended effect of hedging transactions is to lock in a minimum sales price for future production at the time of the transactions, thereby reducing the impact on the Company of a future fall in such metals' prices. However, no assurances can be given as to whether, when or at what prices or cost the Company will be able to enter into hedging transactions and whether the Company's hedging activities will effectively protect the Company from adverse consequences of price fluctuations. The effect of some hedging transactions will be to eliminate or limit to some extent revenues that the Company would otherwise receive as a result of increases in the price of gold, silver and zinc. A forward sale of gold, for example, would mean the Company would not realize any additional revenues above the gold price specified in the contract. The Company's profitability could be adversely affected if for any reason, its production of gold is unexpectedly interrupted for a significant period of time and as a result it is unable to produce sufficient gold to cover any forward sales commitments it may have made. No assurance can be given that the Company will employ these or other hedging techniques in the future or that these or other hedging techniques, if employed, will be successful or achieve their desired effect.

The Company's current strategy is not to sign new derivative contracts. The Company entered into transactions that closed out approximately two thirds (2/3) of its outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of the same quantity of gold over future periods that do not extend beyond 2011. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

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

Development projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon development of proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. The Company utilizes a three-year average historic price of US$325 per ounce of gold and US$5 per ounce of silver to calculate its proven and probable ore reserves.

Capital Intensive Nature of Precious Metals Exploration and Development

Precious metals exploration and development requires substantial capital expenditures for the exploration, extraction, production and processing stages and for machinery, equipment and experienced personnel. There can be no assurance that the Company or Yanacocha will generate sufficient cash flow and/or that it will have access to sufficient external sources of funds in the form of outside investment or loans to continue exploration and development activities at the same or higher levels than in the past.

Reserves Estimates

The proven and probable ore reserve figures presented in this Annual Report are estimates of the Company and Yanacocha, and there can be no assurance that the indicated level of recovery of gold, silver and certain other metals will be realized. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, silver and these other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect the Company's or Yanacocha's profitability in any particular accounting period. See "Item 4. Information on the Company--Property, Plants and Equipment--The Company's Property--Reserves" and "Item 4. Information on the Company--Property, Plants and Equipment--Yanacocha's Properties--Reserves".

Replacement of Reserves

As the Company produces gold, silver, zinc and other metals, it depletes its ore reserves for such metals. To maintain production levels, the Company must replace depleted reserves by exploiting known ore bodies or locating new deposits. Success in exploration for gold, silver and the other metals the Company produces is very uncertain and there is a risk that the Company's depletion of reserves will not be off-set by new discoveries.

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

Labor Matters

From time to time, the Company has experienced strikes which have had an adverse impact on its operations and operating results. Although the Company considers its relations with its employees to be good, there can be no assurance that this situation will continue and that the Company will not experience strikes or other labor-related work stoppages that could have a material adverse effect on its operations or its operating results. Yanacocha has not experienced strikes and, although it has not entered into any collective bargaining agreements since the beginning of its operations, on December 9, 2003 the Workers' Union of Minera Yanacocha SRL (the "Union") was created and registered before the Peruvian Labor Ministry. Yanacocha has informed the Company that it considers its relations with its employees to be good. However, there can be no assurance that this situation will continue and that Yanacocha will not experience strikes or other labor-related work stoppages that could have a material adverse effect on its operations or its operating results. See "Item 6. Directors, Senior Management and Employees--Employees" and "Item 4. Information on the Company--Yanacocha--Employees".

Investment Company Act

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

Report of Former Auditors

The consolidated financial statements of the Company, together with the reports of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young International) for the years ended December 31, 2002 and 2003, respectively, and Medina, Zaldivar y Asociados (a former firm of Andersen Worldwide) for the year ended December 31, 2001 are filed as part of this annual report.

The audit report of Medina, Zaldivar y Asociados for the years ended December 31, 2001, 2000 and 1999, issued on February 27, 2002 with respect to the Company's consolidated financial statements, was filed as part of the annual report on Form 20-F for the year ended December 31, 2001. Because Medina, Zaldivar y Asociados has ceased operations, a written consent to include their audit report with respect to the Company's consolidated financial statements for the year ended December 31, 2001 has not been obtained. Therefore, a copy of such report, which has not been reissued by Medina, Zaldivar y Asociados, is attached to this Annual Report.

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

During the 1980s, government policies restricted the ability of the Company, among other things, to repatriate funds and import products from abroad. In addition, currency exchange rates were strictly controlled, and all exports sales were required to be deposited in Peru's Banco Central de Reserva (the "Central Bank"), where they were exchanged from U.S. Dollars to Peruvian currency at less-than-favorable rates of exchange. These policies generally affected the results of operations of the Company. Controls on repatriation of funds limited the ability of the Company's shareholders to receive dividends outside of Peru, but did not limit the ability of the Company's shareholders to receive distributions of earnings in Peru. See "Item 10. Additional Information--Exchange Controls".

In July 1990, Alberto Fujimori was elected president, and his administration implemented a broad-based reform of Peru's political system, economy and social conditions, aimed at stabilizing the economy, restructuring the national government by reducing bureaucracy, privatizing state-owned companies, promoting private investment, developing and strengthening free markets, institutionalizing democratic representation and enacting programs for the strengthening of basic services related to education, health, housing and infrastructure. As part of Fujimori's program of reform, the Peruvian Congress was dissolved in April 1992, and a democratically elected congressional body was reestablished in November 1992. A new Constitution was enacted and ratified in the fourth quarter of 1993.

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

President Toledo's government has largely retained the economic policies of the previous government, focusing on promoting private investment, privatizing state-owned companies in various sectors including energy, mining and public services.

Risks of Inflation, Reduced Economic Growth and Currency Devaluation

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor ("IPC") and published by INEI, has fallen from a high of 7,649.7 percent in 1990 to 3.7 percent in 1999, 3.7 percent in 2000, -0.1 percent in 2001, 1.5 percent in 2002 and 2.5 percent in 2003. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to 11.1 percent in 1999, 0.5 percent in 2000, -2.3 percent in 2001, 2.0 percent in 2002 and -1.5 percent in 2003. The Company's revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, the financial position and results of operations of the Company, and the market price of the Common Shares and the American Depository Shares ("ADSs"), could be affected. Although the Peruvian government's stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru's foreign reserves at December 31, 2003 were US$10.2 billion as compared to US$9.6 billion at December 31, 2002. There can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See "Item 3. Key Information--Exchange Rates".

Peru's current account deficit is being funded partially by foreign direct investment. There can be no assurance that foreign direct investment will continue at current levels, particularly if adverse political or economic developments in Peru arise, a development that may also contribute to devaluation pressure.

Exchange and Investment Controls

Peruvian law currently imposes no restrictions on the ability of companies operating in Peru to transfer foreign currency from Peru to other countries, to convert Peruvian currency into foreign currency or foreign currency into Peruvian currency or to remit dividends abroad or on the ability of foreign investors to liquidate their investment and repatriate their capital. Prior to 1991, Peru had restrictive exchange controls and exchange rates. During the latter part of the 1980s, exchange restrictions prevented payment of dividends to the Company's shareholders in the United States in U.S. Dollars. Accordingly, should such or similar controls be instituted, dividends paid to holders of Common Shares and, consequently, holders of American Depositary Receipts ("ADRs"), could be affected. There can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See "Item 10. Additional Information--Exchange Controls".

Corporate Disclosure and Accounting Standards

The Company prepares its financial statements using Peruvian GAAP, which differ in certain material respects from U.S. GAAP. Thus, the presentation of Peruvian financial statements and reported earnings may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP. See Note 38 to the Company Financial Statements for a description of the significant differences between Peruvian GAAP and U.S. GAAP, as such differences relate to the Company, and Note 39 for a reconciliation to U.S. GAAP of the Company's net income and shareholders' equity for the period included therein. In addition, since the Company is not a United States registrant, information regarding the Company may not be as readily disseminated into the market.

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

Factors Relating to the Common Shares and ADSs

Voting Rights; Effective Control by Principal Shareholders

The aggregate percentage of the economic interest of the outstanding share capital of the Company held by Alberto Benavides de la Quintana, the Company's Chairman and former Chief Executive Officer, and certain members of his immediate and extended family and their spouses (collectively, the "Benavides Family") as of April 30, 2004 was 26.77 percent. Because of the significant ownership interest the Benavides family holds in the Company and because the Investment Shares do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has a significant influence over the outcome of substantially all matters to be decided by a vote of shareholders. In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among the Company, The Bank of New York, as depositary (the "Depositary"), and the owners and beneficial owners of ADSs (the "Amended and Restated Deposit Agreement") relating to the Company's ADRs, if holders of ADRs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by the Company, which will likely be Alberto Benavides de la Quintana, a discretionary proxy to vote such shares, unless the Company informs the Depositary that the Company does not wish such proxy to be given.

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

ITEM 4. Information on the Company

THE COMPANY

History and Development

Overview

Buenaventura is Peru's largest publicly-traded precious metals company. The Company is engaged in the mining, processing, development and exploration of gold, silver and, to a lesser extent, other metals, in Peru. The Company currently operates three mines (Julcani, Uchucchacua and Orcopampa) and has controlling interests in five mining companies which have controlling interests in the Antapite, Colquijirca, Ishihuinca, Shila and Paula mines. In March 2001, the Company temporarily suspended operations and discontinued exploration efforts at the Recuperada mine. In April 2004, the Company elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in the price of metals. See "--History." In March 2002, the Company sold its 100 percent interest in Minera Huallanca S.A.C. ("Minera Huallanca") to BHL-Perú S.A.C. See "--Recent Developments--Sale of Interest in Minera Huallanca S.A.C." The Company also owns an electric power transmission company and an engineering services consulting company and has minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America's largest gold mine. In 2003, the Julcani, Uchucchacua, Orcopampa, Antapite, Colquijirca, Ishihuinca, Shila and Paula mines produced 319,427 ounces of gold, 13,813,658 ounces of silver and 67,949 short tons of zinc. Yanacocha produced approximately 2,851,143 ounces of gold and 3,035,275 ounces of silver. The Company's equity share of production in 2003 was 1,534,410 ounces of gold, 13,122,763 ounces of silver and 23,992 short tons of zinc, including 1,244,524 ounces of gold and 1,324,898 ounces of silver for Yanacocha. For the year ended December 31, 2003, the Company's net sales were approximately S/.700.9 million (US$202.4 million), and its net income was approximately S/.166.9 million (US$48.2 million).

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (open stock company) under the laws of Peru, was originally established in 1953 as a sociedad anónima (company) under the laws of Peru, and currently operates under the laws of Peru. The Company's registered office is located at Carlos Villarán 790, Santa Catalina, Lima 13, Perú, telephone no. 5-11-419-2538. The Company's Internet Website address is http://www.buenaventura.com. The information on the Company's website is not a part of, nor incorporated into this document.

History

During its first 25 years, the Company's efforts focused on the exploration and development of silver mines. During this period, the Company built up its principal mines in Peru, commencing with the purchase of the Julcani mine in 1953. The Company commenced exploration of the Orcopampa mine in 1962 and operations in 1965. The Company began exploring the Uchucchacua mine site in 1960 and, after operating a pilot project in the area in the early 1970s with successful results, built an ore processing plant at the mine site, which began operations in 1975.

Because of political uncertainties in Peru in the mid-1970s, the Company explored mining possibilities in other countries in South America, including Colombia, Ecuador, Venezuela, Bolivia and Argentina. Exploration and development began on a small scale at the Toachi mine near Quito, Ecuador, but this project was discontinued in 1981 due to border disputes between Peru and Ecuador. At that time, the Company also decided to discontinue its exploration outside Peru and to intensify efforts in Peru.

Following a sharp increase in silver prices, which peaked in 1980, the Company initiated a program to explore for gold and, to a lesser extent, other metals in Peru to reduce its dependence on silver since the Company believed the high price of silver could not be sustained. Faced with declining silver prices throughout the 1980s, the Company expanded silver output to reduce its cash flow while at the same time continuing its exploration efforts for other metals. Exploration of gold anomalies in the Yanacocha district began in 1983 and an expansion of the Orcopampa mine (which had operated since 1967 as a silver-producing mine) to enable the Company to develop newly-discovered gold veins began in 1984 and was concluded in 1999. In 2002, after an intense exploration program of the Orcompampa mine, gold production was commenced at the Chipmo vein. New gold mining operations commenced at the Ishihuinca mine in the early 1980s and at the Antapite mine in 2001. However, Peru's economic and political crisis during the 1980's, which led to the imposition of exchange controls, restrictions on imports of supplies, lack of capital and international credit and the increasing incidence of terrorism, adversely affected mining companies in Peru, including the Company.

Since the late 1980s, the Company has continued its efforts to decrease its exposure to silver price fluctuations and has pursued a plan to increase its overall precious metals production and production efficiency. The Company has continued to expand its mineral resource base through the implementation of acquisition, development and exploration programs designed to increase its production and reserves of gold while maintaining its strong position in silver. As part of this strategy, the Company acquired an equity interest in Yanacocha and conducted exploration leading to the discovery of gold mineralization and subsequent production of gold in Orcopampa, Shila, Ishihuinca, Antapite and other mines. These initiatives have transformed the Company from primarily a silver producer into primarily a gold producer, based on allocated revenue. In 2002, gold, silver and other metals accounted for 81.85 percent, 12.25 percent and 5.90 percent, respectively, and in 2003, gold, silver and other metals accounted for 85.92 percent, 9.29 percent and 4.79 percent, respectively, of the Company's equity share of production value in its consolidated subsidiaries and Yanacocha.

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

In October 2000, the Company and Newmont Mining agreed to consolidate their properties in Cajamarca, northern Peru, in Yanacocha. Under the consolidation plan and according to agreements signed in December 2000, the Company sold to Yanacocha several assets, including those formerly owned by Minas Conga, the China Linda lime plant, mining rights, aerial land and other machinery and equipment and inventories. See "--Property, Plants and Equipment--Yanacocha's Properties--Operating Properties". The Company received approximately US$9 million in connection with this sale of assets to Yanacocha. Yanacocha and the Company also entered into an administration agreement setting forth that the Company would manage the China Linda lime plant until December 18, 2010, for a monthly fee of US$10,000 plus reimbursement of all incurred costs. However, in December 2001, Yanacocha terminated the agreement and the Company ceased to manage the China Linda plant. As a result of the termination, the Company received a payment of $1,800,000 from Yanacocha. See Note 37(b) to the Company Financial Statements.

In March 2001, the Company temporarily suspended operations at the Recuperada mine primarily due to the sharp drop in zinc prices and the flooding in October 2000 of the lower levels of the mine, where the majority of ore reserves were located. The Company made the decision to temporarily suspend operations and exploration efforts at Recuperada after exhaustive exploration conducted in the area yielded only negative results. However, due to an increase in the price of metals, the Company elected in April 2004 to resume exploration efforts in the Esperanza vein of the Recuperada mine.

Recent Developments

Redesignation of the Company's Shares and ADSs

At a shareholder meeting of the Company held on April 30, 2002, following special meetings of the Company's Series A shareholders and Series B shareholders on the same date (the "Special Meetings"), amendments to the Company's estatutos (the "Company By-laws") were approved pursuant to the Special Meetings to effect the redesignation of each outstanding Series B Share as one Series A Share and the immediate redesignation thereafter of each Series A Share as one Common Share (the "Redesignation"). The Redesignation was effective May 3, 2002. At that date, The Company had Common Shares with a nominal par value of S/.4.00 per share and Investment Shares also with a nominal par value of S/.4.00 per share. The Common Shares represent 100 percent of the outstanding share capital of the Company. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital.

The Company's ADSs have traded on the New York Stock Exchange Inc. (the "New York Stock Exchange") since May 15, 1996. Prior to the Redesignation, each of the Company's ADSs represented two Series B Shares. In connection with the Redesignation, the Company submitted a technical original listing application to the New York Stock Exchange dated April 25, 2002 (the "Application") for the redesignation of the Company's ADSs representing non-voting Class B Shares to ADSs representing voting Common Shares and the reservation of additional ADSs issuable upon redesignation of Class B Shares as Class A Shares and immediate redesignation thereafter of Class A Shares as Common Shares. The New York Stock Exchange approved the Application prior to the date of Redesignation and on May 3, 2002, each of the Company's ADSs has represented two Common Shares. From and after that date, the Company has Common Shares with a nominal par value of S/.4.00 per share. On November 3, 2003, the Company submitted a supplemental listing application to the New York Stock Exchange to modify the ratio of the Company's ADSs and on November 12, 2003 the Company's ratio of Common Shares per ADSs was modified from two Common Shares per ADS to one Common Share per ADS.

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

Maintaining an Active Exploration Program

The Company views an active exploration program as its primary means to obtain new reserves. As of April 30, 2004, through an intensive exploration program, the Company holds, either directly or in conjunction with joint venture partners, 556,776 hectares of mining rights, excluding an additional 158,797 hectares in mining properties which consolidate production units, making it a major holder of mining rights in Peru. During 2003 the Company spent approximately US$15.04 million primarily on mining exploration-related investments in Peru, concentrating on the exploration and development of precious metals deposits in the following mining projects: Los Pircos, La Zanja, Mesa de Plata, Tantahuatay, Salpo, Marcapunta, Pampa Andino, Jatun Orco, Huancavelica, Samana, Poracota, Franja Sur, Crucero and Patagonia. In 2004, the Company intends to concentrate on the Los Pircos, La Zanja, Mesa de Plata, Estrella del Norte, Pampa Andino, Jatun Orco, Huancavelica, Poracota, Crucero, Altiplano and Patagonia exploration projects. The 2003 explorations program was financed by internal funds as well as a US$6.4 million contribution by Newmont, ABX, MDG, SPCC and Hochschild.

Participation in Joint Ventures

In addition to managing and operating precious metals mines, Buenaventura participates in exploration joint ventures with mining partners to reduce risks, gain exposure to new technologies, support high mine development costs and diversify revenues to include other metals. See "--Business Overview--Exploration". The Company believes that maintaining its focus on mining operations complements its joint-venture strategy because the engineering and geological expertise gained from such operations enhances the Company's ability to participate in and contribute to those joint-venture projects that offer the greatest potential.

The Company engages in gold, silver and zinc price hedging activities, such as forward sales and option contracts, to minimize its exposure to fluctuations in the prices of such metals. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and "Item 3. Key Information--Risk Factors--Factors Relating to the Company--Hedging".

Capital Expenditures

The Company's capital expenditures in the past three years have related principally to the acquisition of new assets, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration and development are not included herein and are discussed separately in "--Business Overview--Exploration". Set forth below is information concerning capital expenditures incurred by the Company in respect to each of its principal operating mines and by category of expenditure:

Year Ended December 31,
	2001	2002	2003
		(in thousands)
Julcani	US$ 386	US$ 45	US$ 33
Uchucchacua	1,276	3,123	3,122
Orcopampa	3,777	6,126	9,272
Recuperada	99	--	--
Ishihuinca	27	184	362
Shila	321	814	798
Paula	138	99	126
Huallanca	460	--	_
Colquijirca	1,066	1,207	998
Antapite	8,934	3,574	2,038
Conenhua	13,591	1,784	92
Total	US$30,075	US$16,956	US$16,841

	Year Ended December 31,
	2001	2002	2003
		(in thousands)
Machinery and equipment	US$ 3,926	US$2,740	1,880
Infrastructure	20,084	5,559	1,951
Mining	2,792	3,774	2,005
Milling	2,348	1,762	4,879
Transportation	329	219	152
Communications	30	175	196
Environmental	57	2,063	5,264
Other	509	664	514
Total	US$30,075	US$16,956	US$16,841

The Company financed its capital expenditures in 2001 and 2002 with internally-generated funds and borrowings under its lines of credit. In 2003, capital expenditures were also financed with internally-generated funds and borrowings under the Company's lines of credit. See Notes 16 and 18 to the Company Financial Statements.

The Company has budgeted approximately US$44.1 million and US$38.8 million for capital expenditures in 2004 and 2005, respectively. Exploration expenses in non-operating units are expected to be US$10.0 and US$10.0 million in 2004 and 2005, respectively. To fund its planned capital expenditures program, the Company plans to use internally-generated cash. See "Item 5. Operating and Financial Review and Prospects--The Company--Liquidity and Capital Resources".

The Company's ongoing projects include (i) the construction of a new cyanidation plant, which began operations in March 2004, and tailings dam ("presa de relaves") N. 4 at the Orcopampa mining unit, which will be completed in 2004, for an estimated cost of US$9.5 million, (ii) the construction of a new 104 kilometer transmission line between the districts of Callalli and Ares with 138kV, and (iii) the construction of a new cyanidation plant in the Uchucchacua mining unit at an estimated cost of US$9.0 million. In the Antapite mining unit, the Company is in the process of expanding its tailing dam production capacity to 450 TPD at an estimated cost of US$3.0 million. The significant increase in capital expenditures for 2003 was due to the construction of the Patón tunnel at the Uchucchacua mining unit and the cyanidation plant at the Orcopampa.

The Company completed the La Zanja feasibility study in 2003 and plans to approve the Environmental Impact Study and begin operations in the third or fourth quarter of 2005 for an estimated investment of US$30.0 million.

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

Business Overview

Production

The Company principally produces refined gold and different types of metal concentrates that it distributes and sells internationally, including silver-lead concentrate, silver-gold concentrate, zinc concentrate and lead-gold-copper concentrate. The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Recuperada (which temporarily ceased operations in March 2001), Ishihuinca, Paula, Huallanca (which was sold in March 30, 2002), Colquijirca and Shila mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine's production.

	Year Ended December 31,
	2001	2002	2003
Gold (oz.)(1)	222,625	277,490	319,427
Silver (oz.)	14,830,993	13,346,374	13,813,658
Zinc (ST)(2)	69,735	72,147	67,949
Lead (ST)	26,372	27,433	29,209
Copper (ST)	277	360	298

___________

(1) Throughout this Annual Report, "oz." refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0134 grams.

(2) Throughout this Annual Report, "ST" refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

The Company views exploration as its primary means of generating growth value for shareholders and typically maintains a portfolio of active exploration projects for mineral resources in Peru at various stages of investigation. The Company currently holds, either directly or in conjunction with joint venture partners, 556,776 hectares of mining rights as part of its exploration program; this area excludes an additional 158,797 hectares in mining properties which consolidate production units. The Company invested US$15.04 million in exploration for mineral resources during 2003, including 31,480 meters of exploratory diamond drilling, primarily in the Mesa de Plata, La Zanja, Salpo, Pampa Andino, Samana, Poracota, Franja Sur, Crucero and Patagonia prospects. In addition, the partners invested US$6.4 million in 21,440 meters of exploratory diamond drilling in the Los Pircos, Marcapunta and Minasnioc prospects.

Relying on its own field reconnaissance of satellite image color anomalies and in light of geochemical data recently published by the Instituto Geológico Minero y Metalúrgico ("INGEMMET"), the Company has shifted its exploration focus inside Peru to the Southeastern Andean Region. As a result, while the Company continues exploration in Cajamarca, Cerro de Pasco and Huancavelica as its high-priority target region, it has renewed prospecting and exploration efforts during 2002 for gold and silver in Ayacucho and for gold and copper in Apurímac and Cusco. The Company is also exploring for precious metal epithermal deposits in Puno and continues evaluating prospects in Mexico, Ecuador, Bolivia, Argentina and Spain.

In 2004 the Company expects to invest a minimum of approximately US$10 million, respectively, in exploration and development activities (all exploration and development programs at the Company's principal mines are separate and expressed as part of mine cost structure). Exploration and development expenditures include all of the costs associated with manpower and activities such as geologists, contractors, engineering, drilling equipment, metallurgical testing and economic feasibility studies. Management for the exploration division prepares programs and budgets for individual projects each year and the Company allocates, through approval of the board, an amount to finance such exploration and development activities in those projects considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, the Company allocates budgeted amounts by property or project, only in the case of high geological prospectivity as decided by management. The Company also allocates non-budgeted amounts over the course of the year to new projects based on the Company's needs and its geologists' periodic evaluations of the progress of each opportunity and its potential for development.

An integral part of the Company's exploration program is the participation in joint ventures with experienced mining companies, including Newmont Peru; Minera ABX Exploraciones ("ABX"); Southern Peru Copper Corporation ("SPCC"); Teck Cominco Metals Ltd. ("TCL"); Gold Fields Peru S.A. ("Gold Fields"); Meridian Peru SAC ("MDG"); Minera Peñoles de Peru S.A.; and BHP-BILLITON World Exploration Inc. ("BHP-B"), as well as certain of their affiliates. The benefits of joint ventures include greater investment in the exploration of the Company's mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of the Company's management, geologists and engineers. In these exploration joint ventures, the Company may be either the designated operator, an equity participant, the manager or a combination of these and other functions. The Company does not generally conduct significant research and development activities other than investments in exploration as described herein. Funding has provided for university-based research and training of geological staff, with the objective of improving the appraisal of the Company's properties, presently carried out at the Mineral Deposit Research Unit, University of British Columbia, with research on mineral zoning at Uchucchacua, and at the Research School of Earth Sciences, Australian National University, with research on metallogenetic fertility of Circumpacific magmas.

The following table lists the Company's current exploration projects, its effective participation in each project, its partners with respect to each project, the total hectares as of April 30, 2004, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2001, 2002 and 2003.

Exploration Projects(1)(2)	Company's Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2001		Total Exploration Expenditures During 2002		Total Exploration Expenditures During 2003
Joint Venture Projects:	at December 31, 2003				Total	BVN'S	Total	BVN'S	Total	BVN'S
Colquirrumi	73.63%	Espro, Col	12,596	Silver, zinc & lead	0.00	0.00	1.50	1.11	1.55	1.14
La Zanja(3)	53.06%	Newmont	32,400	Gold, copper	1.40	1.40	0.38	0.21	3.47	1.84
Lancones	40.00%	BHP-B	4,600	Copper, gold	1.20	0.40	0.09	0.02	0.02	0.01
Los Pircos(4)	100.00%	None	14,972	Gold & silver	0.60	0.20	0.40	0.10	1.73	0.00
Minasnioc	30.00%	ABX, MHC	23,200	Gold & silver	0.00	0.00	0.00	0.00	1.18	0.00
Patagonia(5)	0.00%	Yamana, MHC	127,927	Gold	0.00	0.00	0.47	0.23	1.41	0.74
Poracota(6)	0.00%	SWG, Teck	6,674	Gold & silver	0.00	0.00	0.28	0.28	1.51	1.51
Puquio	40.00%	Goldfields	22,600	Gold & silver	0.00	0.00	0.00	0.00	0.12	0.05
Salpo	51.00%	Grupo Wiese	0	Gold & silver	0.00	0.00	0.30	0.30	1.74	1.74
Samana	50.00%	Newmont	7,300	Gold	0.60	0.60	0.15	0.15	0.20	0.20
Tantahuatay	40.00%	SPCC, ESPRO	17,722	Gold, copper	1.00	0.40	1.12	0.45	0.52	0.52
Company's Projects:
Ccarhuarazo	100.00%	None	0	Silver & gold	0.00	0.00	0.54	0.54	0.00	0.00
Huancavelica	100.00%	None	41,306	Gold, silver, zinc	1.40	1.40	0.49	0.49	1.06	1.06
Pampa Andino	100.00%	None	18,900	Gold & silver	0.00	0.00	0.00	0.00	0.28	0.28
Jatun Orco	100.00%	None	19,900	Gold & silver	0.00	0.00	0.69	0.69	1.13	1.13
Franja Sur	100.00%	None	65,508	Gold & silver	0.10	0.10	0.53	0.53	0.64	0.64
Cedimin(7)	100.00%	None	90,640	Gold, silver, copper	1.46	1.46	2.57	2.57	2.73	2.73
Others(8)	100.00%	None	108,927	Various	1.00	1.00	0.92	0.92	2.81	1.45
			556,776		8.76	6.96	10.43	8.59	22.10	15.04

_________________

(1) The table does not include projects abandoned by the Company, consolidated mining units or those placed on hold prior to 2003.

(2) In addition to these projects, the Company continues to conduct exploration at all of its operating mines and its subsidiaries.

(3) At December 31, 2003, Newmont Peru's interest in the project was diluted to 46.94 percent.

(4) At March 25, 2004, MDG decided to withdraw from the project.

(5) The Company has an option to obtain 50 percent interest at the first stage and an additional 16.67 percent. At January 28, 2004, MHC decided to withdraw from the project.

(6) The Company has an option to obtain 50 percent interest at the first stage and an additional 25 percent in the project upon the fulfillment of certain conditions.

(7) Includes Mesa de Plata, Crucero and others.

(8) Includes Generative Exploration, Marcapunta and others.

The following is a brief summary of current exploration activities conducted by the Company directly and through joint ventures that are believed to represent the best prospects for the discovery of new reserves. There can be no assurance, however, that any of the Company's current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in the Company's ore reserves. Non-reserve mineralization or mineral resources as indicated by diamond drilling have been included in the Company's Annual Report 2003 from the Los Pircos, La Zanja, Tantahuatay, Marcapunta and Poracota exploration projects.

Joint Venture Exploration Projects

Colquirrumi. The Colquirrumi project, a silver, zinc and lead project, is wholly owned by Compañía Minera Colquirrumi S.A. ("Colquirrumi"), an entity which is 73.63 percent owned by the Company, 26.07 percent owned by ESPRO S.A.C. and 0.3 percent owned by César and Ana Marí6a de Col. Located in the Hualgayoc district, the project commenced operations in March 1973 and drilling for zinc and lead ore continued until March 1991. Since 1991, the project has engaged in a mineral exploration program. On April 20, 2004, a capital increase, through the creation of Series A Common Shares and Series B Common Shares, was authorized at an extraordinary meeting of shareholders. The Series A Common Shares and Series B Common Shares will receive 90 percent and 10 percent, respectively, of the profits or losses of the Colquirrumi. As of May 28, 2004, the Company is the sole shareholder of the Series A Common Shares and holds a 99.99 percent interest in Colquirrumi.

La Zanja. Sociedad Minera Coshuro S.A. ("Coshuro") controls 23,904 hectares and the Company controls 8,496 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca. Originally, the La Zanja project was part of the Northern Peru joint venture exploration project, which was 35 percent owned by the Company and 65 percent owned by Newmont Peru. The Company executed a carve-out agreement with Newmont Peru on August 1, 2000, providing for the eventual dilution of Newmont Peru's interest in the project. The project, which is operated by the Company, consists of the San Pedro Sur and Pampa Verde superficial gold and silver oxide deposits, amenable to low-strip open pits and heap-leach operation. Reserves are drill proven, indicated and inferred at 18.8 million metric tons with an average grade of 1.1 grams of gold per ton. The Company has not yet tested deep oxide nor sulfide ore potential in other prospects within the property. In 2001, the Company initiated the acquisition of surface rights. In 2002, the Company advanced in the acquisition of 115 hectares in surface rights and also performed large column tests to prove amenability to cyanide leaching in heaps. During 2003, the Company invested US$3.5 million to acquire an additional 910 hectares in surface rights, conduct an airborne electromagnetic survey of 30,000 hectares, and drill of 5,759 meters at the Pampa Verde deposit, 875 meters at the Alcaparrosa prospect and 1,197 meters at the San Pedro Norte deposit with mineralization out of reserves indicated at 18.1 million of metric tons with an average grade of 1.1 grams of gold per ton. As of December 31, 2003, the Company owned a 53.06 percent interest in La Zanja and Newmont Peru's interest was diluted to 46.94 percent. Newmont Peru elected to maintain a 46.94 percent interest in La Zanja for 2003 and 2004.

Lancones. The Lancones project is a joint venture which is 40 percent owned by Cía. Minera Totoral S.A. ("Minera Totoral") and 60 percent owned by BHP-B. The Company has an option to purchase shares representing the entire social capital of Minera Totoral. Consisting of approximately 4,600 hectares of mineralized land, the project is located in northern Peru and southern Ecuador. The project is operated by BHP-B and with an objective of identifying massive sulfide deposits in the area. In 2001, BHP-B detected three clusters of airborne gravity anomalies in prospective volcanic rocks. Detailed follow-up mapping and sampling has been performed at the Potrobayo, Cerro Colorado and Valdivia sites. In 2002, 10,000 hectares of the Potrobayo prospect were carved out from the Lancones project after negative results were evidenced by 2,012 meters of reverse circulation drilling. At March 11, 2004, BHP-B decided not to pursue further exploration work in the Lancones project and to terminate the agreement. The Company does not plan to develop the Lancones project in 2004.

Los Pircos. The Los Pircos project is a joint venture with MDG. At December 31, 2003, MDG had invested US$2.1 million, for a total investment of US$2.8 million in the Los Pircos Projects. On March 25, 2004, MDG resolved not to execute its option to acquire a 51 percent interest in the project. Consisting of 14,972 hectares, the project is located east of Chiclayo in the Western Cordillera of Cajamarca, approximately 690 kilometers northwest of the city of Lima. On March 25, 2004 MDG withdrew from project and, since that time, the Company has operated the project with the primary objective of exploration of precious metal veins of epithermal character. To date, the Company has located, mapped and sampled five principal veins, which have shown strong anomalous gold and silver values. The principal vein, the Diana vein, has a central section of 380 meters with average widths of 2.10 meters and grades of 8 grams of gold per ton and 300 grams of silver per ton. First pass drilling with a total 3,566 meters in 2002 over the Diana vein system indicated resources of 203,680 metric tons at 18.3 grams per ton of gold and 17.4 ounces per ton of silver in veins with an average thickness of 2 meters. During 2003, MDG conducted 5,073 meters of diamond drilling of the Diana, Maribel, Juana Sofia, Milagros, Andrea and Rosa Victoria veins and Lucero area, and an 18.5 kilometers electromagnetic survey of the Los Pircos vein system to define the depth of vein continuity. The Company plans to continue exploring the Diana and Maribel veins during 2004.

Minasnioc. The Minasnioc project is a joint venture with Minera ABX Exploraciones S.A. ("ABX") and Compañía Minera Ares S.A.C., a company owned by the Hochschild Group ("MHC"). The Minasnioc project is operated by ABX, which has a 40 percent effective participation. As of December 31, 2003, ABX had invested US$1.18 million and perfomed 3,767 meters of diamond drilling. The Minasnioc project is a 23,200 hectares high sulfidation epithermal prospect located in southern Peru, in the Huancavelica region, 310 kilometers southeast of Lima. The first-pass 2003 drilling campaign confirmed the presence of low-grade gold mineralization hosted in volcanic rocks, mainly following a stratabound pattern. In 2004, ABX plans to conduct additional drilling, and may exercise an option to acquire an additional 11 percent of shares of Empresa Minera Minasnioc S.A. after completing, at its own risk, an investment of US$3.0 million.

Patagonia. The Patagonia project is a joint venture between the Company, Yamana Resources Inc., Yamana Resources Ltd., Recursos Yamana Ltd., Recursos Yamana S.A. (the owner of the mining concessions) and Lorenzon Ltd. (a company owned by the Hochschild Group ("MHC")). The Company has an option to purchase 50 percent of the shares of Recursos Yamana Ltd. after three years and an investment of US$2.85 million and an option to purchase an additional 16.67 percent after US$3.0 million is invested in the project. The Company has invited Lorenzon Ltd. to share the risk in this investment. In January 2004, MHC withdrew from the Patagonia project and, as a result, the Company acquired an option to purchase 66.67 percent of Recursos Yamana. Consisting of 127,927 hectares, the project is located in southern Argentina, 60 kilometers northeast from the Anglo Gold Cerro Vanguardia gold mine in the Santa Cruz province. To date, the Patagonia project has two main prospective areas identified; namely Martinetas and La Paloma. During 2003, the Company and MHC invested US$1.4 million in a 2,020 meter diamond drilling campaign over two sets of gold bearing veins in the Martinetas prospect, which indicated resources of 141,300 metric tons at 15.6 grams per ton of gold with an average thickness of 1.1 meters, and a 2,172 meter diamond drilling campaign in the La Paloma prospect, which indicated resources of 206,250 metric tons at 9.8 grams per ton of gold with an average thickness of 1.8 meters. The Company intends to conduct an intensive survey to discover new prospective areas in the regions outside the Martinetas and La Paloma prospects in 2004.

Poracota. The Poracota project, operated by the Company, is a joint venture between Southwestern Resources Corp. ("SWG") and TCL. The project encompasses 6,674 hectares and is located 35 kilometers west of the Orcopampa mine in southern Peru, owned by Minas Poracota S.A. (a subsidiary of Minera del Suroeste S.A.C.). The Company has an option to acquire a 50 percent interest in Minas Poracota S.A. with a US$4.6 million payment to SWG. The Company has agreed to invest US$0.4, US$1.0 and US$1.6 million in 2003, 2004 and 2005, respectively, to exercise a second option for an additional 25 percent interest from TCL. Thereafter, the Company may exercise an option to acquire a 50 percent interest of Minas Poracota S.A. During 2003, the Company claimed an additional 16,300 hectares in the Soras region, located between the Poracota project and the Orcopampa mine. The epithermal high sulfidation system comprises two main areas: Huamanihuayta and Perseverancia. In 2003, the Company invested US$1.5 million in the Poracota project, which included an 87.2 kilometer magnetic survey and a 7,314 meter diamond drilling campaign. The drilling campaign in the Huamanihuayta area indicated resources of 1,560,920 metric tons at 10.8 grams per ton of gold with an average thickness of 6.2 meters in two sub-horizontal structures, the Manto Dorado and the Manto Aguila, and the Fatima vein. The Manto Dorado structure included resources of 662,423 tons at 10.8 grams per ton of gold with an average thickness of 7.5 meters; the Manto Aguila structure included resources of 801,687 metric tons at 10.0 grams per ton of gold with an average thickness of 7.5 meters; and the Fatima vein included resources of 96,801 metric tons at 18.0 grams per ton of gold with an average thickness of 5.2 meters. The Company plans to advance exploration with 1,600 meters of underground workings and conduct 5,300 meters of diamond drilling in 2004 and 2005.

Puquio. The Puquio generative project is a joint venture with Gold Fields Perú S.A. ("Gold Fields") that encompasses 22,600 hectares of hydrothermally altered and mineralized volcanic terrain in the Ayacucho region 500 kilometers southeast of Lima. The project is operated by Gold Fields, which has a 60 percent effective participation, and administrated by Buenaventura Ingenieros S.A. ("BISA"). In 2003, US$120,000 was invested to review selected anomalies detected by rock-geochemistry and satellite imagery. Five prospective areas were identified during this first-pass which will be explored in 2004. The Incapacha property was explored with 2492 meters of drilling and the results are being evaluated.

Salpo. Grupo Wiese owns mining concessions that encompass 6,271 hectares in northern Peru, 70 kilometers east from Trujillo, through Minera Salpo S.A. The Company had an option to acquire a 51 percent interest of Minera Salpo S.A. if it invests US$2.0 million in exploration. Salpo is a historical mining district characterized by epithermal veins rich in gold and silver. In 2002, the Company reopened mines along the Salpo and Milluachaqui veins to conduct mapping and sampling, that have demonstrated 4 to 6 grams of gold per ton and 15 to 20 ounces of silver per ton in a thickness of 0.6 to 1.0 meters. During 2003, the Company invested US$1.7 million in drilling and exploration activities, including 3,424 meters of diamond drilling and exploration of 731 meters of tunneling, which indicated resources of 20,000 metric tons at 6.4 grams per told of gold and 3.2 ounces per ton of silver with an average width of 1.0 meters. After a total investment of US$2.1 million, the Company decided not to exercise its option to acquire an additional 51 percent interest in Minera Salpo S.A. due to the disappointing results of exploration efforts. The Company has performed environmental remediation efforts prior to returning the property to Minera Salpo S.A.

Samana. The Samana project, which is operated by the Company, is a carve-out of the former Ayacucho joint venture with Newmont Peru. The Companies executed the carve-out agreement on December 6, 2000, providing for the eventual dilution of Newmont Peru's interest in the project. Following the Company's investment of US$884,000, Newmont Peru will decide whether to maintain its diluted participation in the project or repurchase its participation interest in the project. Consisting of 7,300 hectares, the project is located in the high plateaus of Ayacucho, 35 kilometers northwest of Puquio. During the period from 1996 to 1999, Newmont Peru performed geological mapping, rock-chip sampling, trenching and 1,200 meters of diamond drilling. The existence of a low-grade, superficial, disseminated gold and silver oxide deposit was tested and eventually disregarded. Thereafter, the Company undertook the evaluation of smaller but higher-grade mineralized breccias. The 2001-2002 exploration campaign focused on accessing 200 meters of the Osiris breccia by tunneling to conduct detailed evaluation of grade, thickness and continuity of this tabular structure. In addition, the Company performed three short diamond drill holes which proved the persistence of this potential ore shoot 50 to 100 meters below surface, with a thickness ranging between 2 and 20 meters and grades fluctuating between 5 and 6 grams of gold per ton in oxides. During 2003, the Company invested US$0.2 million in 1,190 meters of diamond drilling over the east side of the Osiris breccia. This drilling campaign indicated the presence of limited resources and after having invested, in the aggregate, US$922,274, the Company has decided to discontinue its investment in the Samana project.

Tantahuatay. The Tantahuatay project, a gold copper project, is wholly owned by Compañía Minera Coimolache S.A. ("Coimolache"), an entity which is 40.1 percent owned by the Company, 44.2 percent owned by SPCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company. Between 1992 and 1999 the project was managed by SPCC, which explored for copper, and held drill-indicated mineral resources in the order of 350 million tons of ore containing 0.8 percent copper, 0.35 grams per ton of gold and 0.25 percent arsenic. The mineral resources consist of primary sulfides that include pyrites, enargite and native gold. Since January 2003, the project has been managed and operated by an independent mining engineer, Ing. Amado Yataco, appointed by the Company. The area of the project consists of over 17,722 hectares of potentially mineralized ground. The Tantahuatay project is located 30 kilometers northwest of Yanacocha in the Hualgayoc district, 950 kilometers north of the city of Lima. Two of the five outcropping gold anomalies have drill-indicated geological resources of 600,000 ounces of gold and 7 million ounces of silver. Tantahuatay 2 was infill-drilled during 2002 and hosts a measured and drill-indicated mineral resource of 274,000 ounces of gold. The studies are currently focused in the oxide zone only. Cyanidation column tests have been realized with encouraging results, which indicate rapid extractions in the order of 80 to 90 percent, by low-concentration cyanide leaching. After infill-drilling is finished in the Ciénaga deposit, a feasibility study will be finalized to address viability of a 15,000 tons per day open-pit/heap leach operation. The Company focused its efforts on resolving community issues and obtaining permits and licenses to continue its exploration and enhance support of its infill drilling and feasibility studies.

Company Exploration Projects

Ccarhuarazo. The Ccarhuarazo project, located 40 kilometers north of Puquio, in the department of Ayacucho in south-central Peru, and consisting of 15,187 hectares was operated by the Company until December 2002. Inversiones Minera La Familia owns the southern 3,201 hectares of the project. The Company had an agreement with La Familia to jointly develop the area, which consists of a volcanic center with epithermal veins and breccias with copper-silver-gold mineralization. During 2002, 1,188 meters were drilled in 10 holes over the veins systems. Due to disappointing results, the Company transferred its properties and information in the Ccarhuarazo project to Minera Argento S.A.C. in 2003. The Company performed environmental remediation efforts prior to delivering the property to Minera Argento S.A.C. The agreement with Inversiones Mineras La Familia S.A.C. was terminated on January 10, 2003.

Huancavelica Project. The Huancavelica project is wholly owned and operated by the Company. Consisting of 41,306 hectares, the project is located in several prospects of the Huancavelica region. The Company initiated exploration efforts in 1994 with the purpose of identifying base-metal skarns and/or disseminated precious metal deposits along the Cenozoic volcanic belt. During 2003, the Pampa Andino prospect was separated from the Huancavelica project. In addition, pursuant to a joint venture agreement between the Company and ABX, ABX conducted a 3,767 meter diamond drilling program in 26 holes, confirming the presence of strata-bounded gold mineralization. In 2004, Company and ABX intend to continue the drilling program for an addition 3,000 meters.

Pampa Andino. The Pampa Andino project is owned by Minera Totoral S.A ("Totoral"). Consisting of 18,900 hectares and located 175 kilometers south east of Lima, on the border between the Ica and Huancavelica regions, the project is operated by the Company. The Company owns 16,000 hectares of the Pampa Andino project and has an option to purchase 100 percent, representing 2,900 hectares, of Totoral. The Pampa Andino project is a low sulfidation epithermal vein system and is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. During 2003, the Company invested US$0.3 million in 2,726 meters of diamond drilling over the Rosita and Claudia veins. During 2004, the Company plans to conduct a 1,570 meter underground exploration program and 850 meter diamond drilling program.

Jatun Orco. The Jatun Orco project is wholly owned and operated by the Company. Consisting of 19,900 hectares of mining properties, the project is located 20 kilometers north of the Antapite mine in the headwaters of the Ica valley. The Jatun Orco project is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. Epithermal veins, located in the Jatun Orco Norte, Jatun Orco Sur and Karla prospects, have sporadic high-grade gold and silver leakage anomalies. During 2003, the Company's exploration efforts included a US$1.1 million investment in an advanced exploration program of 1,276 meters to test for grade continuity along the Mercedes and Capicua veins in the Jatun Orco Sur prospect. The results indicated resources of 15,040 metric tons at 16.9 grams per ton of gold and 6.6 ounces per ton of silver with an average width of 1.1 meters. In 2004, the Company intends to continue its exploration efforts, including 1,370 meters of tunneling and 1,000 meters of diamond drilling, in the Jatun Orco Sur prospect.

Franja Sur. The Franja Sur project, renamed the Altiplano Peru project in 2004, is wholly owned and operated by the Company. Consisting of 65,508 hectares, the project is located in the Apurimac, Arequipa and Puno regions of volcanic rocks of south-eastern Peru. After regional reconnaissance and selection of mineralized areas, the Company is currently conducting initial mapping and sampling at several project sites, including the Pichacani prospect which has demonstrated a strong mercury and tellurium anomaly in a high sulfidation epithermal system. During 2003, the Company invested US$0.6 million to explore the Pichacani prospect for gold by trenching and conducting 624 meters of first pass diamond drilling. Such exploration efforts have had disappointing results. In 2004, the Company intends to conduct a preliminary study in the Chilacocha epithermal prospect located in the Apurimac region.

Cedimin. Cedimin S.A.C. is wholly owned by the Company and controls 121,259 hectares of owned and leased mining concessions, manages and conducts explorations efforts in the Mesa de Plata project on behalf of Compañía Minera Colquirrumi S.A., in the Tantahuatay project on behalf of Compañía Minera Coimolache S.A. as well as in the Crucero project and the surrounding are of the Shila and Paula mines in southern Peru. During 2002, Cedimin invested US$ 2.5 million in exploration. As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin and is no longer a separate legal entity. As a result of this merger, mining activities at Cedimin increased significantly compared to its exploration activities.

Competition

The Company believes that competition in the metals market is based primarily upon cost. The Company competes with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

Sales of Metal Concentrates

All of the Company's metal production is sold to smelters, traders and banks, either in concentrate or metal form, such as gold-silver concentrate, silver-lead concentrate, zinc concentrate, lead-gold-copper concentrate and gold bullion. The Company's concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the United States Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange settlement prices for the specific metal, less certain allowances. Sales prices vary according to formulas that take into account agreed contactual average prices for a quotational period, generally being the month of, the month prior to, or the month following the scheduled month of shipment or delivery according to the terms of the contracts.

The historical average annual prices for gold and silver per ounce and the Company's average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Average Annual Company Price(1)	Average Annual Market Price	Average Annual Company Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
1999	278.77	277.56	5.22	5.15
2000	279.03	275.39	4.95	4.95
2001	270.99	270.80	4.37	4.36
2002	309.97	309.39	4.60	4.65
2003	363.51	364.88	4.88	4.91
2004 (through April 30, 2004)	407.15	365.91	6.76	6.38

____________

(1) The average annual Company price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Recuperada, Colquijirca, Ishihuinca and Shila mines.

(2) Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3) Average annual silver prices are based on London Spot prices.

Most of the sales contracts the Company enters into with its customers state a specific amount of metal or concentrate the customer will purchase. The Company has sales commitments from various parties for virtually all of its estimated 2004 and 2005 production; however, concentrates not sold under any of the Company's contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth the Company's total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

	As of and for the year ended December 31(1)
Product	2001	2002	2003	2001	2002	2003
	(In thousands of constant S/. as of December 31, 2003)			(In thousands of US$)
Gold	218,302	286,777	411,041	60,007	76,422	118,149
Silver	217,138	192,441	189,543	59,687	54,718	54,482
Lead	39,113	35,724	44,494	10,751	10,290	12,789
Zinc	167,674	143,735	144,322	46,090	40,869	41,483
Copper	1,428	1,777	1,493	393	505	429

________________

(1) Does not include refinery charges and penalties incurred in 2003, 2002 and 2001 of S/.137,457 (US$39,511), S/.145,043 (US$41,241), and S/.166,891 (US$45,875) respectively.

The Company sold its concentrates to 14 customers in 2003. Approximately 54 percent, 45 percent and 48 percent of the Company's concentrate sales in 2001, 2002 and 2003, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate from the Company's mines, and of sales of gold bullion that were sold to the Company's various customers from 2001 to 2003.

	Percentage of Concentrates and Gold Bullion Sales
	2001	2002	2003
Export Sales:
Umicore	--	--	1.24
S.A. Sogem N.V.	2.58	1.05	0.36
Johnson Matthey	18.62	31.27	36.38
Trafigura	10.09	0.67	--
Hochschild	1.39	1.39	1.86
Glencore	8.65	4.72	3.36
Metaleurop	3.06	1.57	--
TCL	0.98	--	--
Noranda	4.86	2.55	2.67
Asarco	--	--	--
Peñoles	--	--	--
Pechiney	--	1.27	2.13
Centrotrade	--	-	--
Marc Rich	0.92	0.59	0.45
Marubeni	1.93	--	--
Britannia Zinc	0.76	--	--
Total Export Sales	53.84	45.08	48.45
Domestic Sales:
Cormin	25.63	34.16	32.52
Doe Run	14.02	11.75	10.05
BHL	3.37	3.56	2.81
Cajamarquilla	--	2.04	1.69
Procesadora Sudamericana	0.13	0.42	0.61
Ayssa	--	2.99	3.87
Pechiney Peru	3.01	--	--
Total Domestic Sales	46.16	54.92	51.55
Total Sales	100	100	100

Under the terms of the Consorcio Minero S.A. ("Cormin") sales contract dated February 20, 2004, the Company is required to supply Cormin with approximately 4,000 wet metric tons ("WMT") of Uchucchacua silver-lead concentrates from January 2004 to December 2004. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Trafigura Beheer B.V. ("Trafigura") sales contract dated February 20, 2004, the Company is required to supply Trafigura with approximately 3,500 WMTs of Uchucchacua silver-lead concentrates from January 2004 to December 2004. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the BHL Perú S.A.C. ("BHL") sales contract, dated March 30, 2004, the Company is required to supply BHL with approximately 5,000 WMTs per year of Uchucchacua silver-lead concentrates in 2004 and 2005. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Doe Run S.R.L. ("Doe Run") sales contract dated February 14, 2004, the Company is required to supply Doe Run with a minimum of 15,000 WMTs per year of Uchucchacua silver-lead concentrates to be delivered during 2004 and 2005. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the BHL sales contract dated March 30, 2004, the Company is required to supply BHL with approximately 5,000 WMTs in 2004 and 8,000 WMTs in 2005 of Uchucchacua's zinc concentrates. The price of the concentrates supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the AYS S.A. ("Ayssa") sales contract dated February 14, 2004, the Company is required to supply Ayssa with approximately 5,000 WMTs in 2004 and 8,000 WMTs in 2005 of Uchucchacua's zinc concentrates. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Doe Run sales contract dated February 14, 2004, the Company is required to supply Doe Run with approximately 1,600 WMTs of Julcani's silver-lead concentrates in 2004. The price of the concentrates supplied under the contract is based on specified market prices minus deductions.

The Company also sells refined gold, which is derived from its operations at Orcopampa, Shila and Ishihuinca, processed at its industrial plants at Orcopampa and at a local smelter in Lima, to one customer, Johnson Matthey Public Limited Company ("Johnson Matthey"), which further refines the gold. Under the terms of the Johnson Matthey sales contract, the Company supplies Johnson Matthey, at Johnson Matthey's option, with gold assaying in excess of 75 percent gold and approximately 20 percent silver, monthly from January 1, 2004 to December 31, 2005. The price of the gold supplied under the contract is determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). The contract also provides that the Company may elect to have its material toll refined at Johnson Matthey's Royston U.K. works and returned to the Company's account for sale to third parties. Under the terms of the contract, the Company is responsible for delivering the gold to Johnson Matthey's designated flight at the Lima airport.

As of December 31, 2003, the Company replaced four derivative contracts with sales contracts requiring physical delivery of gold over future periods that do not extend beyond 2011. Under the terms of the contracts, the Company will realize capped prices ranging from US$332 to US$415 per ounce. These contracts are accounted as normal sales contracts. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

In addition, the Company sells zinc and lead derived from its operations at the Colquijirca mine through Sociedad Minera El Brocal S.A.A. ("El Brocal"). The Company sells the zinc concentrates from the Colquijirca mine under the terms of the following contracts: (1) pursuant to a contract dated January 22, 2001, the Company is required to supply Glencore with approximately 27,500 WMTs per year in 2001 and 2002, and with approximately 20,000 to 30,000 WMTs per year in 2003 and 2004; (2) pursuant to a contract dated January 22, 2001 the Company is required to supply Cormin/Trafigura Beheer B.V. with approximately 35,000 WMTs per year in 2001 and 2002, with approximately 20,000 to 30,000 WMTs in 2003 and with 20,000 to 35,000 WMTs in 2004; (3) pursuant to a contract dated December 10, 1997, the Company is required to supply Metaleurop Commercial S.A.S. with approximately 20,000 WMTs per year during 2001, 2002, 2003 and 2004; (4) pursuant to a contract dated December 12, 2001, the Company is required to supply Marc Rich & Co. Investments with approximately 5,000 WMTs per year during 2002 and 2003; and (5) pursuant to a contract dated January 22, 2002, the Company is required to supply Refinería de Cajamarquilla/TCL with approximately 20,000 WMTs per year during 2002 and 2003. The Company sells the lead concentrates from the Colquijirca mine under the terms of the following contracts: (1) pursuant to a contract dated January 22, 2001, the Company is required to supply Glencore with approximately 15,000 WMTs per year in 2001 and 2002, and with approximately 10,000 to 15,000 WMTs per year in 2003 and 2004; (2) pursuant to a contract dated February 26, 2001, the Company is required to supply Cormin/Trafigura with approximately 10,000 WMTs per year in 2001, 2002, 2003 and 2004; and (3) pursuant to a contract dated April 26, 2001, the Company is required to supply S.A. Sogem N.V. with approximately 10,000 WMTs in 2001, and with approximately 5,000 WMTs in 2002.

Hedging

The Company engages in gold, silver and zinc price hedging activities, such as forward sales and options contracts, to minimize its exposure to fluctuations in the prices of such metals. Currently, the Company only hedges for risk management purposes and does not hold or issue financial instruments for trading purposes. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 33 to the Company Financial Statements.

The Company's current strategy is not to sign new derivative contracts. The Company entered into transactions that closed out approximately two thirds (2/3) of its outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of the same quantity of gold over future periods that do not extend beyond 2011. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

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

Mining concessions have an indefinite term, subject to payment of (a) an annual concession fee of US$3 per hectare claimed and (b) an annual fine if a minimum annual production of US$100 per hectare is not achieved before the expiration of the sixth year, following the year after the year in which the title of the concession is granted, of US$6 per hectare will be payable starting in the seventh year following the year after the year in which the title of the concession was granted until the year in which such minimum annual production is achieved; and if the failure to comply with the minimum annual production continues after the eleventh year following the year in which the title of the concession was granted, the penalty will increase to US$20 per hectare starting in the twelfth year counted since the year in which the title of the concession was granted. The fine may be avoided, however, by demonstrating investments in the mining rights during the previous year of amounts more than ten times greater than the fine to be paid. In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit (Unidad Económica Administrativa) provided the mining rights are all within a radius of five kilometers. If, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made shall be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant. No other payments or royalties are required by the Peruvian government for the Company to maintain mining and exploration property rights in full force and effect. As of 2002, the annual concession fee and the annual fine will be calculated pursuant to the provisions of the General Mining Law and of Supreme Decree No. 010-2002-EM, effective since March 10, 2002. The Company paid approximately US$1.8 million, US$2.0 million and US$2.1 million in fees for mining rights for the years ended December 31, 2001, 2002 and 2003, respectively, approximately US$5,540, US$4,687 and US$7,984 in fees for processing concessions, respectively, and is current in the payment of all amounts due in respect of its mining rights and processing concessions.

As of April 30, 2004, the Company, directly and indirectly, through subsidiaries or in conjunction with joint venture partners, owns and administers approximately 715,572 hectares devoted to mineral exploration and mining operations. Mining rights related to the current operations are provisional permits or mining concessions. Almost all of the mining rights related to the current operations already are provisional permits or mining concessions. The mining rights and processing concessions are in full force and effect under applicable Peruvian laws. The Company believes that it is in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that it is not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that the Company may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of its business. The principal mining rights and processing concessions are (i) with respect to the Company's mines, new applications filed for provisional permits and mining concessions at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Paula and Shila; and (ii) with respect to the Company's current exploration projects, new applications filed for mining concessions, the provisional permits and the mining concessions at the Tantahuatay project, the Ayacucho project, the Totoral project and the Huancavelica project. The principal processing concessions are the processing concessions of the concentrators at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Paula and Shila.

Both mining concessions and provisional permits staked before 1991 conferred on their holders the right to explore and develop the underground mineral resources, and it is often the case that the titleholders of these mining rights are not the owners of the land surface. Since October 1996, pursuant to Peruvian regulations, all operators of new mining areas in Peru are required to have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes pursuant to General Mining Law, Article 7 of Law No. 26505, as amended by Law No. 26570 and the regulations to such Article 7 contained in Supreme Decree 017-96-AG, as amended by Supreme Decree No. 015-2003-AG. The Company has been actively pursuing the acquisition of the land surface or obtaining easements relating to land positions containing prospective geological exploration targets, deposits that can be exploited in the future or areas that would be considered for plant or facility sites.

On December 19, 1998, Special Law No. 27015, the Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas was released. Law No. 27015 was amended by Law No. 27560, released on November 24, 2001 (Law No. 27015 as amended by Law No. 27560, the "Urban Mining Concessions Law"). Regulations pursuant to the Urban Mining Concessions Law were set forth in Supreme Decree No. 007-99-EM published on March 22, 1999, which was abrogated and replaced by Supreme Decree No. 008-2002-EM, dated as of February 21, 2002 (the "Regulations"). Under the Urban Mining Concessions Law, metallic or non-metallic mining concessions will be granted in areas that have been or are designated as urban areas by means of municipal ordinances issued by the Provincial Municipality pursuant to the procedures set forth in the Regulations for the Territorial Conditioning, Urban Development and Environment approved by Supreme Decree No. 007-85-VC, unless the grant of such title or concession is expressly authorized by a special law.

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

In order to begin exploration activities, holders of mining concessions in urban areas or urban expansion areas must comply with the provisions of the Environmental Regulations for Mining Exploration Activities set forth in Supreme Decree No. 038-98-EM. To begin development activities, holders of mining concessions in urban areas or urban expansion areas must comply with the Regulations for Environmental Protection of the Mining and Metallurgical Activities set forth in Supreme Decree No. 016-93-EM, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, as well as with the provisions contained in the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM published on July 26, 2001, as amended by Supreme Decree No. 018-2005-EF published on May 30, 2003. Failure to comply the provisions of the Regulations may be punished with a fine or by the temporary suspension of mining activities. If the failure continues, the mining concession may be revoked.

Law No. 27474 was published on June 6, 2001, and replaced Law No. 25763, the purpose of which was to ensure that mining, power and hydrocarbons obligations be audited by auditing companies duly registered with the MEM. Pursuant to Law No. 27474 and its Regulations approved by Supreme Decree No. 049-2001-EM, as amended by Supreme Decree No. 018-2005-EF, the MEM is now in charge of auditing the fulfillment of the obligations contained in the General Mining Law and its Regulations, including technical, economic, financing and administrative obligations, as well as safety and environmental obligations. The MEM may perform audits either with its own personnel or through individuals or companies registered with the MEM to provide external audit services.

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

The MEM has issued regulations that establish maximum permissible levels of emissions of liquid effluents approved by Ministerial Resolution No. 011/96-EM/VMM. Generally, holders of mining rights and processing plants that were in operation prior to May 2, 1993 have a maximum of 10 years to comply with the maximum permissible levels; in the meantime, they must prepare their Programas de Adecuación y Manejo Ambiental (Environmental Adaptation and Management Schedules or "PAMAs") to comply with less stringent maximum permissible levels. Under Peruvian environmental regulations that were passed in 1993, a company that initiated operations prior to May 2, 1993, as is the case for the Company and most of its affiliated companies, was required to file with the Peruvian government a Preliminary Environmental Evaluation, or Evaluación Ambiental Preliminar ("EVAP") for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up filing of a PAMA to detail explanations of how such companies will comply with these less stringent maximum permissible levels for liquid effluents and other environmental problems. Companies must correct the pollution problems relating to their mining activities within five years and relating to their processing plants within five or ten years, depending on the type of processing plant. These companies must allocate no less than one percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs. Mining and plant processing activities that began after May 2, 1993 or had at that time a specific environmental program will be required to file and obtain approval for an Environmental Impact Study ("EIS") before being authorized to operate. Mining and plant processing activities that began after May 2, 1993 are required to comply with the more stringent maximum permissible levels for liquid effluents from the initiation of their operations.

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

In 2001, the Company submitted an EIS for a transmission line from Ares to Huancarama, which will connect Orcopampa with the national electricity grid. Orcopampa was connected to the Peruvian national electricity grid on September 12, 2002 and Minera Shila S.A.C. was connected on April 9, 2003.

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

Law No. 28090, Law that Rules the Closing of Mines (Ley que Regula el Cierre de Minas), was published on October 14, 2003, establishing the obligations and procedures that mining companies shall follow to prepare, submit and execute the plan for the closing of mines (the "Plan") and the granting of environmental guarantees to secure compliance with the Plan. Pursuant to Law No. 28090, the Company is required to (i) submit a Plan to the MEM within one year following approval of the EIS or PAMA, or in case of mining or processing concessions in operations, within six months of effectiveness of the Law; (ii) inform the MEM semi-annually of any progress on the conditions established in the Plan; (iii) perform the Plan consistent with the schedule approved by the MEM during the life of the concession; and (iv) grant an environmental guarantee that covers the estimated amount of the Plan. The guarantee may be in cash, trusts, and any other guarantee contemplated in the Banking Law. On November 24, 2003, Ministerial Resolution No. 627-2003-MEM/DM was published to create the Registry for Authorized Entities to Elaborate the Closing of Mines and the Beneficial Plants (Registro de Entidades Autorizadas a Elaborar Planes de Cierre de Mina y de Plantas de Beneficio). Only the entities recorded in such registry are allowed to prepare the Plan. Pursuant to Law No. 28234, published on May 28, 2004, compliance with Law No. 28090 has been extended for one year from its effective date.

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

Mining Royalties

Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, establishes that private companies must pay compensation to the Peruvian government for the economic use of natural resources. Any such compensation, to the extent deemed a tax, will be included in the scope of the Mining Law Stabilization Agreements and mining companies that are taxpayers and are party to such Stabilization Agreements will not have to pay this compensation or royalty during the life of their Stabilization Agreements. Although the Company is not party to a Stabilization Agreement, Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. See "Item 5. Operating and Financial Review and Prospects--Yanacocha--Operating Results." As of May 28, 2004, neither the Company nor Yanacocha has incurred an obligation to pay compensation to the Peruvian government pursuant to Article 20 of Law No. 26821. There can be no assurance that the Company will not be required to pay any such compensation in the future.

Organizational Structure

At May 31, 2004, the Company conducted its mining operations directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

Compañía de Minas Buenaventura S.A.A
Corporate Structure

						Buenaventura
						|
----------	-	--------------------	-	--------------------------	-	------------------------	-	-------------------	-	-	-----	|
|				|								|
100%				100%								|
Buenaventura Ingenieros				Cia. Minera Condesa	-	------------------------	-	-------------------	-	|		|	78.04%	Inminsur
|				|						|		|
99.99%				55.17%				43.65%		|		|
Contacto Corredores de seguros				Cedimin				Minera Yanacocha	-	|		|	9.17%	Cerro Verde
				|						|		|
		-----------	-	--------------------------	-	------------				|		|	44.83%	Cedimin
		|		|		|				|		|
		51%		40%		40%		7.68%		|		|
		Minera Paula		Minas Conga		Chaupiloma		Cia de Minas Buenaventura	-	|		|	45.90%	Coshuro
										|		|
								20%		|		|
								Minas Conga	-	|		|	59.90%	Colquijirca
										|		|
								0.01%		|		|		51.06%
								Conenhua	-	|		|	2.25%	Minera El Brocal
												|
												|	99.99%	Minera Colquirrumi
												|
												|	100%	Metalurgica Los Volcanes
												|
												|	99.99%	Conenhua
												|
												|	40.09%	Minera Coimolache
												|
												|	20%	Chaupiloma
												|
												|	10%	Ferrovías

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, wholly owned by the Company, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and in Conenhua. See "--Business Overview--Exploration". As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine and through its investment in Cedimin receives in return dividend revenues. See "--S.M.R.L. Chaupiloma Dos de Cajamarca" below. In December 2000, Cedimin transferred its interest in Series B Shares of the Company to Condesa, which consequently now holds 7.68 percent of the Company.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.

Cedimin, wholly owned by the Company, is a mining and facilities holding company. At December 31, 2003, Cedimin held a 40 percent participation in Minas Conga, a 40 percent interest in Chaupiloma and a 51 percent participation in Minera Paula 49 S.A.C. ("Minera Paula"). See "--The Company--History and Development" and "--S.M.R.L. Chaupiloma Dos de Cajamarca" below. See "--The Company--History and Development" for a description of the legal proceedings in the Peruvian courts concerning the ownership of certain shares of Cedimin originally held by BRGM. Through its direct ownership in Chaupiloma, Cedimin receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest.

As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin. Due to Buenaventura's and Condesa's, Cedimin's shareholders, interests in Minera Shila prior to the merger, their interests in Cedimin increased from 0.0009 percent and 99.9991 percent, respectively, to 44.83 percent and 55.17 percent, respectively, after the merger.

S.M.R.L. Chaupiloma Dos de Cajamarca

Chaupiloma is a Peruvian limited liability company that holds all of the mining rights for the areas mined by Yanacocha and Minas Conga. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. The Company, Cedimin and Newmont Peru own a 20 percent interest, a 40 percent interest and a 40 percent interest, respectively, in Chaupiloma. The Company, directly and indirectly, through its interest in Cedimin, owns a 60 percent interest in Chaupiloma.

Consorcio Energético Huancavelica S.A.

Conenhua is an electrical transmission company that provides a significant portion of the electrical needs of the Company through its transmission facilities. The Company owns 100 percent of Conenhua and manages its operations. Conenhua obtained the concession for power transmission in the Huancavelica area in 1983, enabling the Company to buy energy from Electro Perú and to transmit electric power to the Company's mining facilities through its own facilities. The provinces of Huancavelica, Angaraes, Acobamba and Castrovirreyna are now connected to the system. Conenhua also provides electric power to other mining companies in the area. In 2003, Conenhua sold 6.6 million kilowatt hours ("kWh") in Huancavelica. Revenues generated by Conenhua benefit the Company in the form of operational costs savings at the rate of US$0.11 per kWh regarding thermoelectric generation costs. Conenhua has become the operator of Paragsha II-Ucchuchacua, the power line which provides electricity to the Ucchuchacua mine and two other mines and, in 2003, Conenhua provided 104.4 million kWh to those mines. In 2003, Conenhua provided 211.4 million kWh to Yanacocha. Conenhua's revenues in 2003 amounted to US$7.3 million.

In October 2001, Conenhua completed the construction of two transmission lines, one between Trujillo and Cajamarca and the other between Cajamarca Norte and La Pajuela, for which final concessions were granted by Supreme Resolution No. 165-2001-EM. In addition, in order to provide electricity to Yanacocha, Conenhua completed the construction of a substation in Cajamarca Norte, in October 2001. These projects, which required an investment of approximately US$17.5 million, have significantly reduced the cost of energy for Yanacocha. Also in 2001, Conenhua constructed a 4.5 kilometer electrical distribution line for Empresa Minera Iscaycruz's electrical distribution system in the industrial area of Antapite and a 9 kilometer transmission line between Huancarama and Manto to improve the supply of energy for Orcopampa. In 2002, Conenhua constructed the Ares Huancarama 25.5 kilometer transmission line, which includes a substation in Huancarama. Conenhua has increased the power of the Huancarama substation to 8 mega-volt ampere to meet electrical demands from production units at the Orcompampa, Shila and Paula mines. In addition, Conenhua installed a 2.5 mega-volt ampere transformer at the substation in El Palmar to increase the level of electric tension and efficiency of production at the Antapite mine.

On January 1, 2002, the Company transferred electrical energy generation activities available in the department of Huancavelica to Conenhua. As a result, Conenhua acquired the Huapa hydroelectric plant and is currently leasing the Tucsipampa and Ingenio hydroelectric plants. These plants generated 18.1 million kWh in 2002 and 19.4 million kWh in 2003.

Buenaventura Ingenieros S.A.

Buenaventura Ingenieros S.A. ("BISA"), a wholly owned subsidiary of the Company, has provided mining sector geological, engineering, design and construction consulting services for the last 23 years. During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions. In 1995, BISA created an environmental services group. BISA owns a 99.99 percent interest in Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to the Company and its affiliates. In 2001, 2002 and 2003, BISA participated in 114, 117 and 170 projects, respectively, for domestic and international mining industry customers in Latin America, including the preparation of Environmental Impact Studies and Environmental Adaptation Programs. In 2003, BISA's revenues amounted to US$5.8 million.

BISA has continuously upgraded the technology it requires to perform its services. In 2001, BISA successfully completed the design, supervision and construction of the Antapite mine. In 2002, BISA's principal engineering ventures focused on the construction of a number of projects for Yanacocha and the supervision of the Company's construction of the Patón tunnel at the Uchucchacua mine, which was comjpleted in December 2003. In addition, BISA provided geological and project assistance to a number of other mining companies in 2002. In 2003, Bisa consolidated its engineering, supervising and construction services at Yanacocha, which represented 51 percent of the Company's sales. In addition, Bisa participated in Orcopampa's cyanidation plant project and the construction of tailing dam No. 4.

Sociedad Minera Coshuro S.A.

Coshuro, which began operations in December 1995, was created jointly by the Company and Newmont Peru to conduct gold mining exploration in the Yanacocha volcanic belt. Coshuro was 35 percent owned by the Company until December 20, 2000, on which date Newmont Peru transferred 10.9 percent of its interest in the Coshuro to the Company. On August 13, 2002, Sociedad Minera Coshuro S.A. authorized the separation and transfer to the Company of all of the mining concessions granted to Coshuro pursuant to the Separation Agreement dated September 25, 2000. The mining concessions will be transferred to a new company, Minera La Zanja S.R.L., which is expected to be incorporated in the second quarter of 2004. As a result, the Company currently holds a 45.9 percent interest in Coshuro.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

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

From December 31, 2001 to January 2002, the Company acquired shares in Inversiones Colquijirca, increasing its interest from 51.94 percent to 59.66 percent, in connection with Inversiones Colquijirca's capital increase. In January 2002, the Company sold 0.64 percent of its interest in Inversiones Colquijirca, decreasing its participation from 59.66 percent, as of January 2002, to 59.02 percent, as of December 31, 2002, and acquired a 2.25 percent interest in El Brocal on the Bolsa de Valores de Lima (Lima Stock Exchange), increasing its interest in El Brocal's mining properties to 32.83 percent. Additionally, in November 2002, the Company distributed stock dividends, which in the aggregate were equivalent to S/.2.9 million, in the form of El Brocal shares.

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

Sociedad Minera Cerro Verde S.A.

The Company holds a 9.17 percent interest in Sociedad Minera Cerro Verde S.A., which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. The Peruvian government previously owned and operated the mine. In November 1993, the Cerro Verde operation was privatized. Cyprus Amax (now Phelps Dodge) bought 91.7 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.3 percent of the shares of Cerro Verde. Cyprus Amax paid US$35.44 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the development of the facilities. In 1997, Cyprus Amax estimated economic reserves of 70.2 metric tons with a copper grade of 0.532 percent in Cerro Negro, but because of the decline in copper prices at the end of 1997 decided to postpone development of the site indefinitely. Phelps Dodge is currently the operator and senior partner (82.5 percent) of Cerro Verde. In 2003, the mine produced 87,336 metric tons of copper cathodes, compared to 86,410 metric tons produced in 2002. It is estimated that Cerro Verde contains over 2.2 million metric tons of recoverable copper and over 19,000 hectares of mining concessions in its mining district. In 2002, Cerro Verde obtained ISO 14001 certification. In addition, positive results from a pre-feasibility study of the primary sulfide deposit were achieved and the study will continue in 2003.

YANACOCHA

Overview

Founded in Peru in 1992, Yanacocha is the largest gold producer in Latin America. Yanacocha produced 2,851,143 ounces of gold in 2003, its tenth full year of operations. Yanacocha's operations are located in the Andes mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and 45 kilometers north of the City of Cajamarca at an altitude of 4,000 meters above sea level. As of December 31, 2003, Yanacocha's proven and probable reserves were estimated to be 31.7 million ounces of gold representing a 2.7 percent decrease over Yanacocha's proven and probable reserves, which were estimated to be 32.6 million ounces of gold as of December 31, 2002. The decrease in reserves of gold was mainly due to mining depletion of 3.9 million ounces, partially off-set by a 3.0 million ounce increase in reserves at the Corimayo and Yanacocha deposits. As of December 31, 2003, Yanacocha's non-reserve mineralized material of gold was 3.6 million ounces, representing a 1.3 percent decrease from Yanacocha's non-reserve mineralized material of gold of 3.7 million ounces as of December 31, 2002. Newmont Mining has not quoted silver reserves at Yanacocha for the last year due to recovery issues.

Yanacocha has the right to use mining rights with respect to 166,561 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 104,839 hectares to Yanacocha, covered by 177 mining concessions and four provisional permits. Although Chaupiloma has not assigned the mining rights to the remaining hectares to Yanacocha, Chaupiloma permits Yanacocha to explore these hectares. Of the 177 mining concessions assigned to Yanacocha, approximately 16 are currently used in mining operations and the remaining mining concessions are being explored by Yanacocha. See "--Mining and Processing Concessions". Yanacocha has acquired all surface rights with respect to 13,400 hectares of surface land covering its Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha and La Quinua mining operations and the Cerro Negro deposit. In addition, Yanacocha has acquired 4,283 hectares of surface rights with respect to the Minas Conga deposit and is in the process of completing land acquisition for the Cerro Quilish deposit.

In 1994, its first full year of production, Yanacocha produced 304,552 ounces of gold, 551,965 ounces in 1995, 811,426 ounces in 1996, 1,052,806 ounces in 1997, 1,335,754 ounces in 1998, 1,655,830 ounces in 1999, 1,795,398 ounces in 2000, 1,902,489 ounces in 2001, 2,285,584 ounces in 2002 and 2,851,143 ounces in 2003. Yanacocha expects production to increase by eight percent from the 2003 production level to 3,082,615 ounces in 2004. Yanacocha believes that it was one of the world's lowest cash cost gold producers in 2003, with a cash cost per ounce of gold sold of US$129. Yanacocha's cash cost per ounce of gold sold was US$134 in 2002, US$123 in 2001, US$96 in 2000, US$111 in 1999, US$104 in 1998, US$95 in 1997, US$107 in 1996 and US$119 in 1995.

Yanacocha expects production of silver to decrease 38 percent from the 2003 production level to 1.9 million ounces in 2004. Yanacocha reduces the cash cost of gold with sales of silver, which is considered a by-product. Silver production was 24,467 ounces in 1993, Yanacocha's first full year of production, 97,349 ounces in 1994, 180,619 ounces in 1995, 182,879 ounces in 1996, 163,366 ounces in 1997, 457,183 ounces in 1998, 826,120 ounces in 1999, 1,536,587 ounces in 2000, 1,466,172 ounces in 2001, 1,921,670 ounces in 2002 and 3,035,275 ounces in 2003.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by the Company through its 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru. See "--Management of Yanacocha--General Manager/Management Agreement". Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 1999. In 1999, Yanacocha paid an aggregate amount of US$80 million in dividends in respect of 1999 earnings. No dividends in respect of 1998 earnings were distributed by Yanacocha. Instead, cash that would have been paid was used by Yanacocha for property, plant and equipment in a US$122 million reinvestment program. In 2000, Yanacocha paid an aggregate amount of US$60 million in dividends in respect of 2000 earnings and increased the reinvestment program by US$71 million. The reinvestment program totaled US$193 million at December 31, 2000, which amount was capitalized during 2001. In 2001, Yanacocha paid an aggregate amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregate amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits. In 2003, Yanacocha paid an aggregate amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits (See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-72 and "Item 5. Operating and Financial Review and Propsects--Yanacocha--Operating Results").

On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from "Minera Yanacocha S.A." to "Minera Yanacocha S.R.L." As a result, Yanacocha (i) cannot have more than 20 partners; (ii) its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (See Note 11 to Yanacocha Financial Statements); and (iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

Capital Expenditures

Yanacocha's capital expenditures from its formation in 1992 through 2003 have related principally to the development of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants, at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, and the expansion of the four leach pads for the Carachugo and Maqui Maqui mining operations and for the Cerro Yanacocha and La Quinua mining sites. Yanacocha's capital expenditures from its formation through December 31, 2003 totaled approximately US$1,402.9 million, including capital expenditures of US$292.7 million in 2001, US$145.8 million in 2002 and US$194.2 million in 2003. Capital expenditures in 2003 included an investment of US$93.2 million for mine and leach pad development, US$24.4 million for environmental site and regional water management projects, US$30.3 million for mining equipment and US$46.3 million for work related to other ongoing expansions. Capital expenditures in 2002 included an investment of US$85.9 million for leach pad expansions, US$16.7 million for mining development, US$14.3 million for environmental projects and US$12.9 million for carbon column and refinery development and other replacement capital. Capital expenditures in 2001 focused on the La Quinua mine, the Yanacocha and Carachugo leach pad operations, acquisition of mining equipment and other replacement capital. See "--The Company--History and Development".

Yanacocha anticipates that its capital expenditures for 2004 will be approximately US$275.8 million (including the capitalized exploration costs referred to above), which Yanacocha plans to use primarily in the completion of leach pad expansions at La Quinua (Stage 4) and Yanacocha (Stage 5 and 6), the initiation of additional leach pad expansions at La Quinua (Stage 5) and Yanacocha (Stage 7), the continuation of the site wide management plan to control sediment and chemistry, the continuation of the implementation of membrane technology in excess water treatment plants, the acquisition of nine 793C haul trucks, two loaders 994D and miscellaneous mining equipment, and the construction of carbon column facilities at Carachugo as part of the inventory reduction plan. Yanacocha expects that it will meet its working capital, capital expenditure and exploration and development requirements for the next several years from internally-generated funds, cash on hand, borrowings from banks and financial institutions and the remaining proceeds from a May 1997 US$100 million asset securitization financing transaction backed by Yanacocha's sales receivables (the "Yanacocha Receivables Securitization"). There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and development requirements, or that external funding will be available for such purpose on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity. See "Item 5. Operating and Financial Review and Prospects--Yanacocha--Exploration and Development Costs; Capital Expenditures".

Description of Yanacocha's Operations

At December 31, 2003, Yanacocha's business operations included five open-pit mines, Carachugo, Maqui Maqui, Cerro Yanacocha, San José and La Quinua, of which only three, Carachugo, Cerro Yanacocha and La Quinua, are currently in operation. Yanacocha's business operations also include a 350 million ton-capacity leach pad at the Carachugo mining site; a 60 million ton-capacity leach pad at the Maqui Maqui mining site; a 320 million ton-capacity leach pad at the Cerro Yanacocha mining site; a 450 million ton-capacity leach pad at the La Quinua mining site; two pregnant solution ponds at the base of each leach pad; a plant at each of Carachugo and Yanacocha, each with a leach solution processing facility and a smelter; and seven water treatment plants. The Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations began operations in August 1993, October 1994, January 1996, the last quarter of 1997 and October 2001, respectively. The Carachugo and San José mining operations are located within two kilometers of each other and share the same leach pad and pregnant solution pond. The same processing plant and water treatment plant are shared by the Carachugo and Maqui Maqui mining operations. The Maqui Maqui mining operation, which is four kilometers from the Carachugo, has its own leach pad and pregnant solution pond. The Cerro Yanacocha mining operation has its own leach pad, pregnant solution pond and processing plant, but shares the smelter with the Carachugo mining operation. The La Quinua mining operation has its own leach pad and pregnant solution ponds, but shares the processing plant with Yanacocha Norte. The Maqui Maqui and San Jose open-pit mines temporarily ceased mining operations in 2000 and 2002, respectively. However, Maqui Maqui has reported new resources and San Jose has increased reserves as a result of an increase in the base price for proven and probable reserve estimates, from US$300 in 2002 to US$325 in 2003.

At Carachugo and Cerro Yanacocha, ore is mined by a sequence of drilling, blasting, loading and hauling to the leach pads. The mined ore is not crushed or pre-treated because the ore is porous and readily percolates barren solution and is in an oxide rather than sulfide material. Therefore, ore is transported directly from the open-pit mines as run-of-mine ore to the Carachugo leach pad, in the case of the Carachugo and San José mining operations, and to the Cerro Yanacocha leach pad in the case of Cerro Yanacocha mining operation. This allows for relatively rapid and inexpensive gold production because crushing or additional oxidation processing costs are not incurred. However, at La Quinua, where the ore contains a high amount of clays and requires the addition of cement to insure proper percolation, a belt agglomeration process has been included. The rest of the mining process at La Quinua is the same as that at Carachugo, Maqui Maqui, San José and Cerro Yanacocha. At all three of the current mining operations, waste is dumped in nearby specially conditioned areas. Ore is heap-leached and the resulting pregnant solution is collected in each leach pad's pregnant solution pond. Pregnant solution is pumped to the corresponding processing plant located near the Carachugo or Yanacocha leach pad. In order to enhance processing capacity, carbon column plants have been constructed at each of La Quinua and Yanacocha; pregnant solution is enriched at this stage and then pumped to Yanacocha's processing plant. At the processing plant, the gold is extracted using the Merrill-Crowe process and the resulting gold concentrate is then smelted, producing doré bars currently assaying approximately 70 percent gold and 30 percent silver. In the case of Cerro Yanacocha the doré bars assay approximately 40 percent gold and 60 percent silver. The doré bars are transported from the processing plant by an outside security firm and refined outside of Peru. See "--Transportation and Refining". The excess barren solution from the processing plant is pumped back to the Cerro Yanacocha, Maqui Maqui and Carachugo leach pads for use in further heap-leaching. The leaching process is generally a closed system; however, during periods of high rainfall, additional water enters the process. This excess water is treated at Cerro Yanacocha's and Carachugo's water treatment plants, which has been designed to discharge water that meets drinking water standards for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See "--Regulation, Permitting and Environmental Matters".

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

Water for Yanacocha's operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes water treatment at the water treatment plant described above. Set forth below are certain unaudited operating data for the years shown for each of Yanacocha's mining operations that were then in operation:

	1999	2000	2001	2002	2003
Mining Operations:
Ore mined (dry short tons):
Cerro Yanacocha	18,876,207	27,395,912	53,831,585	97,660,028	78,201,929
Carachugo	14,260,383	34,912,518	23,321,305	5,301,915	101,150
Maqui Maqui	8,850,763	3,754,305	--	--	--
La Quinua	--	--	4,066,142	45,779,942	68,555,909
San José	19,379,665	16,961,576	3,519,248	114,089
Total ore mined (dry short tons)	61,367,018	83,024,311	84,738,280	148,855,974	146,858,989
Average gold grade of ore mined
(oz./dry short ton)
Cerro Yanacocha	0.032	0.032	0.029	0.021	0.024
Carachugo	0.037	0.032	0.033	0.019	0.014
Maqui Maqui	0.041	0.033	--	--	--
San José	0.041	0.030	0.037	0.024	--
La Quinua	--	--	0.018	0.028	0.031
Total average gold grade of ore Mined (oz./dry short ton)	0.038	0.031	0.030	0.023	0.027

Gold Production (oz.):
Cerro Yanacocha	319,239	610,183	954,406	903,581	813,132
Carachugo	432,190	788,111	904,192	585,249	826,920
Maqui Maqui	253,564	43,025	37,974	30,998	64,335
San José	650,837	354,079	--	--	--
La Quinua	--	--	5,917	765,756	1,146,756
Total gold (oz.)	1,655,830	1,795,398	1,902,489	2,285,584	2,851,143

Exploration

Yanacocha's exploration activities encompass 166,561 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 104,839 hectares to Yanacocha, covered by 177 mining concessions and four provisional permits. Although Chaupiloma has not assigned to Yanacocha the mining rights to the remaining hectares, Chaupiloma permits Yanacocha to explore these hectares. See "--Mining and Processing Concessions".

Exploration expenditures amounted to approximately US$12.0 million, US$11.1 million and US$12.8 million in 2001, 2002 and 2003, respectively. These expenditures have resulted in the identification of several deposits, which have been advanced to reserves and non-reserve mineralized material, including Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua, Cerro Negro, Cerro Quilish, Chaquicocha, El Tapado, Corimayo, Antonio and Quecher. Exploration and development continue at Corimayo and Antonio to define the limits of this oxide mineralization system and to determine the extent of high-grade mineralization in this body. Oxide mineralization has also been identified on the surface and in drill holes at Antonio where development and exploration activities will advance this new discovery. Lastly, exploration funds have been used to identify deep sulfide mineralization beneath the oxide deposits at El Tapado, Corimayo, Antonio and Chaquicocha. This material contains gold, silver and copper, and exploration efforts will continue in order to determine the extent of this material and to evaluate various processing options.

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

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua, Chaquicocha, Cerro Negro, and Cerro Quilish gold deposit projects and the Minas Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario holdings. In addition, Yanacocha will continue the exploration of the deeper gold and copper mineralization in the Cerro Yanacocha complex and beneath other deposits. For 2004, Yanacocha has estimated US$18 million for exploration and development which will be expensed, and an additional US$13.5 million that will be capitalized and that relates to development activities for ore bodies that are currently classified as reserves. This budgeted amount will be expended mainly on the Corimayo, Cerro Yanacocha, La Quinua, Cerro Negro, Antonio and Minas Conga deposits along with an extensive oxide exploration program in Yanacocha's properties. In addition, funds have been allocated to continue the exploration and evaluation of the deep sulfide mineralization at Cerro Yanacocha and Chaquicocha.

In 1997, Yanacocha discovered an important colluvial gold deposit at La Quinua, which indicated that the Yanacocha mining district may contain other colluvial deposits. During 1998, Yanacocha discovered a deposit of an estimated 667,000 ounces of gold at Cerro Negro. In 1999, an epithermal deposit of an estimated 3.1 million ounces was discovered at Cerro Quilish. In 2000, one drill hole at Corimayo was the most successful in Yanacocha's history, resulting in 1,400 feet of 0.1 ounce of gold per ton with one segment of 143 feet at 0.43 ounce per ton material. Significant sulfide materialization, both copper and gold, also was discovered at Cerro Yanacocha and Chaquicocha. Activities in 2001 and 2002 resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone. At the end of 2003, Corimayo contained 3.0 million ounces of reserve and 0.5 million ounces of non-reserve (oxide) material and Antonio and Quecher contained 0.11 and 0.04 million ounces, respectively, of reserve. In 2004, exploration efforts will focus on the exploration and development of near-surface oxide deposits at Cerro Quilish, Cerro Negro and Chaquicocha, and the expansion of the Antonio deposit and the Guiliana prospect, located north of the Yanacocha Norte pit. Exploration and development of gold-dominant sulfide mineralization continues beneath known oxide deposits at Yanacocha Sur, Chaquicocha, Tapado, Corimayo, Antonio and Maqui Maqui. In 2004, the Company will inaugurate a significant development program for the Chalhuagon and Perol gold-copper deposits at Minas Conga.

Transportation and Refining

The doré bars produced at Yanacocha's operations in Peru are transported to refineries outside of Peru (currently, in England and the United States) using an outside security firm, Securicor International Services USA Inc. ("Securicor"), which in turn subcontracts the work in Peru to a local security firm, Hermes Transportes Blindados S.A. Under the terms of the transportation contract entered into between Yanacocha and Securicor, the risk of loss with respect to the doré bars produced by Yanacocha transfers from Yanacocha to Securicor when the doors of the security transport vehicle at Yanacocha's mine site are closed and the doré bars have been signed for by a representative of Securicor's transporting company. Securicor is responsible for transporting, storing, guarding and delivering the doré bars from Yanacocha's mine site to a strong-room vault at the Johnson Matthey refinery in either Royston, England or Salt Lake City, the United States. Liability for any damage to or loss of doré shipments while under Securicor's custody at the mine site or in transport to the delivery point is assumed by Securicor, up to a maximum of US$100 million per shipment. Accordingly, Yanacocha limits its shipments to US$100 million in value, with the average shipment being US$20 million in value.

Upon delivery by Securicor to the refiner, Johnson Matthey, the refiner assumes all risk of loss and damage to the doré bars until Yanacocha is credited with the appropriate gold amounts within the time frame specified in each refining contract. Prior to assaying, the doré bars are transported to the refinery where they are melted, weighed and sampled in the presence of a representative of Alfred Knight Ltd., a professional assayer retained by Yanacocha. Each of the refiner and Alfred Knight, on behalf of Yanacocha, takes samples from the melted doré to assay. Alfred Knight independently assays Yanacocha's sample at its laboratory. The refiner and Alfred Knight then exchange assay results and use the arithmetic mean of the results for a settlement assay. If the results of Alfred Knight's and the refiner's assays differ by more than a certain amount, then a mutually agreed upon third party assayer will determine the final result assay.

Yanacocha currently has refining agreements with Bank of Nova Scotia and Johnson Matthey SLC, which were transferred from Johnson Matthey Plc (Royston), to refine doré bars produced at Yanacocha's processing facility. Yanacocha ships doré bars for refining to either Johnson Matthey's refinery in England or the United States. The output from such refineries is London Good Delivery gold and silver. Yanacocha is charged a predetermined fee for the refinement. The refining contracts are entered into for a two-year term. The current refining agreements expire on October 31, 2005. Yanacocha enters into two-year refining agreements because management believes that in the current increasingly competitive marketplace, it will be able to negotiate better pricing in each future year. Further, if marketplace fundamentals shift, Yanacocha is confident that it can readily secure longer-term refining arrangements.

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

Employees

At December 31, 2003, Yanacocha had 1,866 employees. Compensation received by Yanacocha's employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive eight percent of the annual pre-tax profits of their employers (the "Employee Profit Sharing Amount"), four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by Yanacocha to the Fondo Nacional de Capacitación Laboral de Promoción del Empleo (FONCAL PROEM), a public fund to be established to promote employment and employee training.

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

Yanacocha's employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the system of the Oficina de Normalización Previsional (the Public Pension System, or "ONP") or in a privately-managed system of individual contribution pension funds ("AFPs"). Yanacocha is required to withhold from the salary of each employee enrolled in the ONP system 13 percent of such employee's salary, and pay such amount to the ONP system, and withhold from the salary of each employee enrolled in the AFP system between 11.5 percent and 12 percent of such employee's salary, and pay such amount to the respective AFP. Yanacocha has no liability for the performance of these pension plans.

In addition, Yanacocha pays to ES SALUD (the new social security agency) nine percent of its total payroll for general health services for all employees. Law No. 26790 also requires Yanacocha to provide private insurance representing an average payment equal to 1.55 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards. Yanacocha also must pay a total of 2 percent of its total payroll for the Extraordinary Solidarity Tax.

Yanacocha has entered into arrangements with independent contractors who are responsible for the security services and staffing for several operational and administrative areas. At December 31, 2003, independent contractors employed an average of 5,400 persons who worked at Yanacocha's operations. Yanacocha has experienced no strikes and has not entered into any collective bargaining agreements since the beginning of its operations. On December 9, 2003, the Workers' Union of Minera Yanacocha SRL (the "Union") was created and registered before the Peruvian Labor Ministry. To date, Union has not submitted a list of petitions to initiate discussions for a collective bargaining agreement. However, because Union has 360 members, a minority Yanacocha's employees, any collective bargaining agreement will only apply to Union's members.

Since commencement of operations, Yanacocha's rate of turnover has been less than ten percent per year. Yanacocha considers its relations with its employees to be good.

Social Development

Since its formation,Yanacocha has been attentive to its relationship with the community in the fields of social relations and development.

During 2003, the External Affairs Management, an internal department within Yanacocha, through its Community Relations and Rural Development Management Offices and its Community Development Management Office, established social development programs that address 69 rural communities and the city of Cajamarca. To implement these programs and their projects, Yanacocha developed active relationships with more than 40 domestic and foreign institutions and organizations, including FONDOEMPLEO, Nestlé Perú, Antares, Adaminya, Asodel, Foncreagro, Cenfotur, Aprec, Asociación Yanacocha and Pronaturaleza, among others, and thereby instituted programs in an amount exceeding US$9 million.

In addition, in 2003 MYSRL signed various agreements with municipality and regional government authorities to provide sustainable development activities, including the construction of roads, the extension of a regional hospital, improved local assistance for municipality and regional officials, and the enhancement of six schools in Cajamarca. Moreover, in 2003 MYSRL signed an agreement with municipality and regional government authorities to provide US$4.3 million for projects to be completed in 2004.

Since 1993, Yanacocha has invested nearly US$27 million (including the total investment made by Yanacocha in social development programs) in educational, health, social infrastructure (schools and medical posts) and productive infrastructure projects (rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs).

During 2003, Yanacocha allocated approximately US$1.0 million of its 2003 budget to "Asociacion Los Andes de Cajamarca", previously called "Fondo Cajamarca Sostenible", a civil association, for responsible and sustainable development programs in 2004.

Security

Yanacocha has 47 employees on its payroll and employs a security force of over 248 persons with respect to its mining operations, including the processing plant, 12 persons with respect to its headquarters in Lima and 7 persons with respect to the road to the coast. No terrorist incidents have been recorded against Yanacocha's personnel or property at its mining operations or at its headquarters in Lima.

Mining and Processing Concessions

All of the mining concessions and provisional permits that have been assigned by Chaupiloma to Yanacocha were claimed prior to 1991. Chaupiloma is owned 40 percent by Newmont Peru and 60 percent by the Company directly and through its affiliate Cedimin.

Yanacocha's exploration activities encompass 166,561 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 104,839 hectares to Yanacocha, which are covered by 177 mining concessions and four provisional permits. Although Chaupiloma has not assigned the mining rights to the remaining hectares to Yanacocha, Chaupiloma permits Yanacocha to explore these hectares. Currently, 16 of the mining concessions assigned to Yanacocha are being utilized for mining operations. They are Chaupiloma Uno, Chaupiloma Dos, Chaupiloma Tres, Chaupiloma Cuatro, Chaupiloma Cinco, Chaupiloma Seis, Chaupiloma Once, Chaupiloma Doce, Chaupiloma Trece, Chaupiloma Veintiuno, Chaupiloma Veintiuno A2, Chaupiloma Cuarentaidos, Chaupiloma Cincuentaicuatro, El Sol No. 4, La Providencia and Mirtha III. The Carachugo mine and the San José mine are located on the mining concessions of Chaupiloma Tres, Chaupiloma Cuatro and Chaupiloma Cinco; the Maqui Maqui mine is located on the mining concessions of Chaupiloma Seis and Chaupiloma Doce; the Cerro Yanacocha mine is located on the Chaupiloma Uno, Chaupiloma Dos and Chaupiloma Tres mining concessions and the La Quinua mine is located on the Chaupiloma Dos, Chaupiloma Once, Chaupiloma Veintiuno, Chaupiloma Cuarentidos, Chaupiloma Cincuenticuatro, Mirtha III, La Providencia, Chaupiloma Trece, Chaupiloma Veintiuno A2 and El Sol No. 4 mining concessions. Chaupiloma has assigned 177 mining concessions to Yanacocha pursuant to several assignments of mining rights, both with an initial term of 20 years expiring in 2012, 2021 and 2023, renewable upon Yanacocha's request for an additional 20-year term. Yanacocha pays a royalty to Chaupiloma for the right to mine the five mining concessions of 3 percent of the net sale value of all ore extracted from these mining concessions after deducting refinery and transport costs. For 2003, Yanacocha paid royalties of US$31.7 million to Chaupiloma. The other mining concessions and provisional permits have been assigned to Yanacocha by Chaupiloma on comparable terms.

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

Yanacocha has been actively pursuing the acquisition of the land surface or obtaining easements relating to land positions containing prospective geological exploration targets, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to 13,400 hectares of the surface land covering its Carachugo, Maqui Maqui, San José and Cerro Yanacocha mining operations and the La Quinua and Cerro Negro deposits. In addition, Yanacocha has acquired 4,283 hectares of surface rights with respect to the Minas Conga deposit and is in the process of completing land acquisition for the Cerro Quilish deposit. See "--The Company--History and Development".

In addition, Yanacocha is subject to the Urban Mining Concessions Law which was released on
December 19, 1998. See "--The Company--Regulatory Framework--Mining and Processing Concessions".

Yanacocha has a processing concession from MEM for its processing plant. The processing concession has an indefinite term, subject to the payment of a fee based on nominal capacity for the processing plant. Yanacocha paid approximately US$123,706 in fees for the processing concession for the year ended December 31, 2003 and is current in the payment of all amounts due in respect of its processing concession.

No other payments or royalties are required by the Peruvian government for Yanacocha to maintain in full force and effect its rights to the properties it is mining or exploring.

Regulation, Permit and Environmental Matters

Yanacocha is subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru, including mining laws, labor laws, social security laws, public health, consumer protection laws, environmental laws, securities laws and antitrust laws. See "--The Company--Regulatory Framework--Mining and Processing Concessions" and "--The Company--Regulatory Framework--Environmental Matters" for a general description of Peruvian regulations of mining companies and environmental obligations. See "--Mining and Processing Concessions" above for a discussion of Peruvian regulations relating to the mining and processing concessions utilized by Yanacocha in its mining operations.

Yanacocha is required to submit certain documentation with respect to Yanacocha's plans and operations for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture and the Ministry of Health. Yanacocha is required to file and obtain approval of an EIS for each of its mining operations before being authorized to operate such mine. EISs for the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations have been approved. Yanacocha also submits supplemental EISs each time a project's production is expanded by more than 50 percent. In 2003, Yanacocha filed an EIS to expand its operations at Carachugo. After an EIS is approved and the mine is placed in operation, a governmental-accredited environmental auditing firm is required to audit the operation two times per year. Each of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations has been and continues to be audited as required and no material pollution problems have been identified.

Yanacocha's corporate policy is to operate in compliance with all material applicable laws and regulations and adopt and adhere to standards that are protective of both human health and the environment at the facilities it builds and operates. Additionally, Yanacocha has agreed to several environmental covenants in loans with the IFC that require Yanacocha to comply with relevant World Bank environmental guidelines and World Bank occupational health and safety guidelines, and such covenants are monitored annually by IFC. See "--Trust Certificates and IFC Loan Documents".

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003, which established a uniform methodology for accounting for estimated reclamation and abandonment costs. Accordingly, on January 1, 2003, Yanacocha recorded the estimated present value of reclamation liabilities ("asset retirement obligation" or "ARO") and increased the carrying amount of the related asset to be retired in the future. Yanacocha allocates the carrying amount of the related asset to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million for the carrying amount of the related asset, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities.

Prior to the adoption of SFAS No. 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs for active mines were accrued and charged over the expected operating lives of the mines using the unit of production method based on proven and probable reserves. Future remediation costs for inactive mines were accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates were reflected in earnings in the period an estimate was revised.

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

Yanacocha's insurance program consists of a "Primary Program" and an "Umbrella/Excess Program". Coverage under the Primary Program is provided through the local Peruvian insurance market and includes employers' liability, comprehensive third party general liability, comprehensive automobile liability, all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment. Coverage under the Umbrella/Excess Program is provided through Newmont Mining's master worldwide insurance program and addresses claims that the Primary Program cannot, or will not, cover. During 2003 and 2002, Yanacocha received US$1.3 million and US$6.3 million, respectively, from its insurance program in connection with the mercury spill and expects to receive further insurance payments to cover most of the remediation expenses Yanacocha incurred as a result of the accident.

Trust Certificates and IFC Loan Documents

In 1997, Yanacocha issued debt through the sale of US$100 million Series A Trust Certificates to various institutional investors. The proceeds from the trust certificates were primarily used to finance the Cerro Yanacocha project. At December 31, 2003, 2002 and 2001, US$16 million, US$44 million and US$64 million, respectively, was outstanding under this financing. Interest on the trust certificates is fixed at 8.4 percent and repayments are required quarterly through June 2004. Trust certificates are secured by certain of Yanacocha's assets and are also secured by future gold sales through a trust agreement with The Bank of New York.

In order to finance the La Quinua project, Yanacocha obtained a credit facility from IFC. Pursuant to an agreement dated December 22, 1999, IFC agreed to extend to Yanacocha a loan in the amount of up to US$20 million (Tranche A) to be repaid no later than December 15, 2009, and a second loan in the amount of up to US$80 million (Tranche B) to be repaid no later than December 15, 2006. As of December 31, 2003, 2002 and 2001, US$40 million, US$50 million and US$100 million, respectively, was outstanding under this credit facility. This credit facility is available on a revolving basis and contains financial covenants similar to the previous IFC loans. These covenants consist of affirmative and negative covenants, including, but not limited to the restriction on paying dividends if after giving effect to such payment (a) the current liquidity ratio is less than 1.2:1, (b) the debt to equity ratio is no greater than 70:30, (c) the trailing four quarters debt service coverage ratio is less than 1.3:1, or (d) the reserve coverage ratio is less than 2.0:1. During the revolving period, an interest rate of LIBOR plus 2.375 percent for Tranche A and LIBOR plus 2 percent for Tranche B, will be paid quarterly.

Yanacocha has a US$40 million line of credit with Banco de Crédito del Perú, which expires in July 2004 and has an interest rate of LIBOR plus .75 percent. At December 31, 2002 and 2001, the outstanding amount under this line of credit was US$6 million and US$13 million, respectively, and there was no amount outstanding at December 31, 2003.

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

Legal Proceedings

Choropampa. In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles southwest of the mine. Elemental mercury is a by-product of gold mining and was sold to a Lima firm for use in medical instrumentation and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Nuevos Soles (approximately $0.5 million) to the Peruvian Government. Yanacocha entered into settlement agreements with a number of individuals impacted by the incident. In addition, it has entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident.

On September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in the Denver District Court for the State of Colorado in connection with the elemental mercury spill. This action seeks compensatory and punitive damages based on claims associated with the elemental mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the Court on July 30, 2002. Plaintiffs' attorneys appealed this dismissal and in November 2003, the Colorado Court of Appeals remanded the matter for further review to the Denver District Court. In January 2004, Newmont and the other defendants filed a writ of Cetiorari requesting the Colorado Supreme Court to review the matter.

In July 2002, other lawsuits were instituted against Yanacocha and various other defendants in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident. All of these lawsuits have been stayed pending the outcome of the appeal in the September 2001 matter.

Additional lawsuits relating to the mercury spill incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits previously have entered into settlement agreements with Yanacocha. In December 2003, the Superior Court in Cajamarca granted a resolution upholding the validity of certain challenged settlement agreements. This ruling has been appealed to the Peruvian Supreme Court.

Neither the Company nor Yanacocha can reasonably predict the final outcome of any of the above-described lawsuits.

As of December 31, 2003, Yanacocha has expensed approximately US$16 million for public works, remediation efforts, personal compensation and the fine. Yanacocha cannot predict the likelihood of any additional expenditure related to this matter.

Cerro Quilish. The Provincial Municipality of Cajamarca enacted an ordinance declaring Cerro Quilish and its watershed to be a reserved and protected natural area. Cerro Quilish is an ore deposit which contains reserves of 3.854 million ounces and is located in the same watershed as the city of Cajamarca. Yanacocha challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. The case was heard in early 2003, and on April 30, 2003, the Constitutional Tribunal held that because Yanacocha had acquired the mining concessions in the Cerro Quilish area many years prior to the adoption of the contested ordinance, its rights were not impacted by the ordinance. On May 8, 2003, the Constitutional Tribunal reaffirmed its ruling in this matter.

However, the Tribunal has required Yanacocha to complete and Yanacocha is committed to completing a full environmental impact study, conducted by independent and certified organizations or institutions, prior to initiating any development at Cerro Quilish, and will adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. While the central government has the primary responsibility and the necessary technical expertise to regulate this matter, Yanacocha is also committed to working with the local government and other affected stakeholders in completing the required studies and designing and implementing any necessary mitigation measures.

Other than the legal proceeding described above, Yanacocha is involved in certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material to Yanacocha or its operations. For information regarding the legal proceedings relating to the ownership of Yanacocha's equity, see "--The Company--History".

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

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partner's Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and revoke other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha's Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru's duties as the Manager are defined in the Management Contract (the "Management Contract"), dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha's Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months' prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2003, Yanacocha accrued fees of US$5.7 million owed to Newmont Peru and its affiliates under the Management Contract.

Control Over Major Corporate Events

See "--By-Laws of Yanacocha" above for a description of certain provisions of Peruvian law and of the Yanacocha By-Laws relating to control over major corporate events.

Preemptive Rights and Rights of First Refusal

See "--By-Laws of Yanacocha" above for a description of certain provisions of Peruvian law and of the Yanacocha By-Laws relating to preemptive rights and rights of first refusal.

Property, Plants and Equipment

The Company's Property

Introduction

The Company operates three mines (Julcani, Uchucchacua and Orcopampa) and has controlling interests in five mining companies which have controlling interests in the Ishihuinca, Antapite, Shila, Paula and Colquijirca mines. The Company also owns an electric power transmission company, an engineering services consulting company and has minority interests in several other mining companies including a significant ownership interest in Yanacocha. See "--The Company--Organizational Structure" and "--Intermediate Holding Companies, Subsidiaries and Equity Participations".

In March 2001, the Company temporarily suspended operations at the Recuperada mine primarily due to the sharp drop in zinc prices and the flooding in October 2000 of the lower levels of the mine, where the majority of ore reserves were located. The Company also decided to discontinue exploration efforts at Recuperada and, as a result, all activity at the mine was temporarily suspended. In April 2004, the Company elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in the price of metals. See "--The Company--History and Development--History." Until March 30, 2002, the Company held, indirectly through Condesa and Cedimin, a 100 percent interest in Minera Huallanca. On such date, the Company transferred this interest to BHL-Perú S.A.C. through the sale of all of its shares in Minera Huallanca for US$2 million. See "Item 5. Operating and Financial Review and Prospects--Critical Accounting Estimates". As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin, increasing Buenaventura's and Condesa's, Cedimin's shareholders, their interests in Cedimin increased from 0.0009 percent and 99.9991 percent, respectively, to 44.83 percent and 55.17 percent, respectively, after the merger.

The Company's mining operations are located throughout Peru. The Company's Julcani mine is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. The Company's Uchucchacua mine is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima. The Company's Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima. The Company's Recuperada mine is located in the province of Huancavelica, in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. The Ishihuinca mine, which is operated by a majority-owned subsidiary of the Company, is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima. The Antapite mine, which is operated by a majority-owned subsidiary of the Company, is located in the province of Huaytara in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima. The Shila mine, which is operated by a wholly owned subsidiary of the Company, is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima and 100 kilometers south of the Company's Orcopampa mine. The Paula mine, which is operated by a wholly owned subsidiary of the Company, is located in the province of Castilla, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mine. The Colquijirca mine, which is operated by a majority-owned subsidiary of the Company, is located approximately 285 kilometers east of Lima and 10 kilometers south of the city of Cerro de Pasco. The Yanacocha mine, in which the Company has a 43.65 percent interest, is located in the province and department of Cajamarca, approximately 900 kilometers north of Lima.

Operating Properties

Orcopampa

The Orcopampa mine is wholly owned and operated by the Company. The Company leases the rights to the mining concessions of Orcopampa from a group of private investors. This lease was renewed in September 2003 until 2043 and stipulates a payment from the Company equal to 10 percent of its net sales revenues. Operations started in the Orcopampa mine in 1965. In 2003, the Company made lease payments of US$6.2 million. The Company operated Orcopampa as a silver mine until the late 1980s, when the Company also began to mine gold-bearing veins. In December 1996, Orcopampa S.A., then owner and operator of the Orcopampa mine, merged into the Company. As a result of the merger, Orcopampa S.A. assigned, and the Company assumed, the right to the mining concessions of Orcopampa. At December 31, 2003, the net total fixed assets of Orcopampa were approximately S/.84.1 million (US$24.3 million).

The Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima at an altitude of between 3,800 and 4,500 meters above sea level. Access is by a 192-kilometer unpaved public road, which connects to the Pan American highway, and by airstrip.

Mining at Orcopampa is conducted underground using either mechanized cut-and-fill stopping or shrinkage stopping methods. Ore is processed at a mill located at Orcopampa. The mill, which has a rated capacity of 1,200 DST per day and which had a 91 percent utilization rate in 2003, utilizes both bulk flotation and gravity concentration processes. The mill at the Orcopampa mine was last modernized and expanded to operate at its current capacity in 1989. Further additions include the installation of a 12'x16' ball mill to improve grinding conditions at the end of 2002. The ball mill commenced operations in March 2003.

Flotation concentrates are exported to different smelters around the world, while gravity concentrates are treated at the Orcopampa plant, a small cyanidation plant located next to the Orcopampa mill which has been in operation since 1989. Until the end of 2001, Los Volcanes produced gold/silver electrolytic precipitates which were smelted and refined in Lima and then sold to Johnson Matthey. During the second half of 2001, the Company installed a Merrill-Crowe circuit and a smelter which began operations in December of that year, allowing the Company to produce doré bars from the gold and silver produced in the cyanidation plant of Los Volcanes during 2002.

Results of exploration conducted in the Nazareno vein, changes in the characteristics of the ore obtained from the development of the vein and recent metallurgical tests performed during 2002 have suggested the replacement of the flotation process with direct cyanidation of the ore. In January 2003, the Company initiated construction of a cyanidation circuit which commenced operations on a continuous basis in February 2004. The cyanidation circuit includes a 70 foot thickener, six agitator tanks to which cyanide and activated carbon are added (Carbon in Leach process), and a carbon re-absorption stage where gold and silver values are recovered into an electrolytic precipitate which is finally smelted into doré bars at the Orcopampa plant. This cyanidation circuit will allow the Company to increase gold and silver recoveries, as well as to eliminate transportation of concentrates, since all gold and silver will be shipped as doré bars. As of March 2004, the cyanidation circuit commenced operations at 100 percent capacity.

Electric power is generated and supplied by a 3,900 kw hydroelectric plant and power line, connected to the Peruvian national electricity grid on September 12, 2002, owned by the Company and, when water is scarce, by a 3,976 kw diesel generator. Water for operations at Orcopampa is obtained from a lake and three rivers.

In 2001, the Company continued exploration activities in the Nazareno vein, and three of the most recent drill holes performed in the western section of the vein indicate that economically viable mineralization extends over that area. Another drill hole performed in the eastern part of the Prometida vein indicated a strong possibility of further ore shoots in both the Prometida and Nazareno veins. As a result, the Company initiated construction of a 560 meter shaft in the central part of the Nazareno vein in 2002. In March 2003, operation of the new shaft commenced with a depth of 380 meters. The shaft will allow for hoisting the total volume of ore production and waste, replacing the use of trucks and thus reducing the cost of operations. In addition, the development of the Prometida and Nazareno veins has led to the discovery of new mineral reserves and, in 2003, mineral reserves increased 77.3 percent in gold content reaching 1,043,405 DST of mineral with a minimum grade of 0.517 ounces of gold per short ton and 0.2 percent ounces of silver per short ton with a metallic content of 539,440 of gold. To facilitate ventilation and access to the eastern region of Prometida ,where ongoing reserve measurement and estimation efforts are being carried out, the Company initiated construction of the "Mario" ramp.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1999	2000	2001	2002	2003
Mining Operations:
Ore mined (ST)	180,050	255,350	349,350	350,951	393,210
Average gold grade (oz./t)	0.178	0.405	0.451	0.527	0.504
Average silver grade (oz./t)	9.10	1.50	0.63	0.13	0.20
Average copper grade	0.071%	0.03%	0.013%	--	--
Production:
Gold (oz.)	28,046	96,843	145,910	160,017	180,725
Silver (oz.)	1,336,367	292,986	156,600	28,378	63,135
Copper (ST)	108	59	40	--	--
Recovery rate (gold) (%)	87.5	90.4	92.6	86.5	86.5
Recovery rate (silver) (%)	81.5	75.9	70.9	62.2	77.3

The increase in 2000, 2001, 2002 and 2003 gold production is mainly due to the Company's exploration activities in the Nazareno vein and the development of the Prometida, Prosperidad and Lucy Piso veins.

Uchucchacua

The Uchucchacua mine is wholly owned and operated by the Company. Operations started in 1975, and Uchucchacua is currently the Company's largest producer of silver. At December 31, 2003, the net total fixed assets of Uchucchacua were approximately S/.72.8 million (US$21 million).

Uchucchacua is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. Access is by an unpaved road, 145 kilometers in length, which connects to the Pan American highway.

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill, which has a rated capacity of 2,100 DST per day and which had a 98.8 percent utilization rate in 2003, utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate. The mill at the Uchucchacua mine was last modernized and expanded to operate at its current capacity in 1999.

Electric power is generated by a Company-owned 3,400 kw hydroelectric plant and a 3,025 kw diesel generator. The Company utilizes a power line connecting Uchucchacua to the Peruvian national electricity grid and in 1999 completed the installation of electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes.

In 2001, the Company started construction to deepen the Luz shaft for the purpose of improving the extraction and transportation infrastructure of the mine. Construction continued in 2002 and the Company estimates that operation of the Luz shaft will commence in July 2003. During 2003, the Company completed the construction of a new 1.7 kilometers drainage tunnel, the Patón tunnel, which measures 4.5 kilometers from a point close to Lake Patón up to the main shaft and serves to explore the veins of the Plomopampa and Casualidad zones. On December 6, 2003, the Patón tunnel was connected to the Carmen Mine. In addition to facilitating drainage, the Patón tunnel also improves ventilation and the power output of the hydroelectric power, reducing electric energy consumption for pumping and ventilation by 7.2 MWH, electric energy generation by 1.6 MWH and decreasing the use of fuel-driven generator sets at peak hours. The implementation of the tunnel results in an annual savings of US$1 million.

In 2003, the Company evaluated the possibility of recovering silver values still contained in the final tailings produced in the concentrator plant. A metallurgical investigation indicated that an additional five to ten percent of the silver value could be recovered by performing cyanide leaching of a silver bearing pyrite concentrate that has been previously obtained by flotation. In February 2004, the Company began analyzing the possibility of constructing a flotation/cyanide leaching circuit. The Company expects to decide whether to proceed with the construction of the flotation/cyanide leaching circuit in June 2004.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1999	2000	2001	2002	2003
Mining Operations:
Ore mined (ST)	709,270	725,775	743,290	744,690	747,190
Average silver grade (oz./t)	13.9	16.0	17.47	16.94	17.20
Average zinc grade (%)	1.13	1.54	1.61	1.53	1.40
Average lead grade (%)	0.91	1.06	1.20	1.19	1.09
Production:
Silver (oz.)	7,124,080	8,710,424	9,780,260	9,387,091	9,575,605
Zinc (ST)	4,543	7,344	7,789	7,759	6,216
Lead (ST)	5,682	6,845	8,010	7,718	7,218
Recovery rate (silver) (%)	72.2	74.8	75.3	74.4	74.4

The increase in silver production in 2003 was a consequence of the further development and exploitation of the Rosario ore body at the Carmen Mine and the Magaly and Rossana ore bodies at the Socorro mine.

Julcani

The Julcani mine is wholly owned and operated by the Company. The Company acquired Julcani in 1953 as its first operating mine. In November 1999, due to the depletion of gold and silver reserves, the Company was forced to suspend production in Julcani and carry out exploration activities only. In 2000, the Company started to carry out the actions required by the Environmental Shutdown Plan, or Plan de Cierre Ambiental, with respect to the shutdown of several of the mine's zones, and undertook only limited exploration and minimal development efforts primarily in the Herminia zone, which continued through the first semester of 2001. In July 2001, the Company implemented a rescue plan focused on recovering high grade silver ore. The Company also obtained encouraging results from new metallurgical tests, obtaining copper-silver concentrates with a high grade silver, low bismuth content and a high concentration ratio, which allowed the Company to minimize trade penalties. In 2003, ore extracted from the Lucrecia and Acchilla area produced 37,650 DST with 15.33 ounces of silver per DST, with a recovered metallic content of 526,516 ounces of silver and 415 ounces of gold. At December 31, 2003, the net total fixed assets of Julcani were approximately S/.0.7 million (US$0.2 million).

Julcani is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level. Access is by a 195 kilometer unpaved public road, which connects to a paved public road, and by airstrip.

Run of mine ore is processed in a concentrator plant located 50 meters from the mine entrance. The ore is crushed and ground, and bulk floatation is used thereafter to obtain a silver-gold-lead concentrate. The plant has a rated capacity of 400 dry short tons ("DST") per day and had a 25.8 percent utilization rate in 2003. The plant at the Julcani mine was last modernized and expanded to operate at its current capacity in 1986.

Electric power is generated by three Conenhua hydroelectric plants. Power generation capacity from these plants is 800 kw (Huapa), 1,200 kw (Tucsipampa) and 760 kw (Ingenio), respectively. The Company also relies on the Peruvian national electricity grid through Electro Perú, Peru's national electric utility, for its remaining electrical power. Water for operations of Julcani is obtained from a creek, two springs and a lake.

In 2001, the Company initiated an exploration program for the Carnicería, Serranita and Nueva York veins, which revealed 27,415 DST of mineral with a minimum grade of 0.354 ounces of gold per short ton and 0.181 percent wolframite. This program continued in 2002 and 2003 with negative results.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1999	2000	2001	2002	2003
Mining Operations:
Ore mined (ST)	111,230	5,300	38,500	61,500	37,650
Average gold grade (oz./t)	0.017	0.010	0.019	0.021	0.016
Average silver grade (oz./t)	13.0	19.2	20.2	15.28	15.33
Average lead grade	2.64%	0.60	0.44	0.49	0.83
Average copper grade (%)	0.43	0.37	0.60	0.51	0.40
Production:
Gold (oz.)	1,477	30	452	820	415
Silver (oz.)	1,324,125	95,077	715,216	833,481	526,516
Lead (ST)	2,744	28	132	77	225
Copper (ST)	437	17	191	271	104
Recovery rate (gold) (%)	77.0	56.8	61.8	63.5	68.9
Recovery rate (silver) (%)	91.3	92.9	92.0	88.7	91.2

The significant decrease in silver production in 2003 reflects the decrease in ore mined at Julcani as a result of new exploration of the Acchilla area.

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

From December 31, 2001 to January 2002, the Company acquired shares in Inversiones Colquijirca, increasing its interest from 51.94 percent to 59.66 percent, in connection with Inversiones Colquijirca's capital increase. In January 2002, the Company sold 0.64 percent of its interest in Inversiones Colquijirca, decreasing its participation from 59.66 percent, as of January 2002, to 59.02 percent as of December 31, 2002, and acquired a 2.25 percent interest in El Brocal on the Bolsa de Valores de Lima (Lima Stock Exchange), increasing its interest in El Brocal's mining properties to 32.83 percent. Additionally, in November 2002, the Company distributed stock dividends, which in the aggregate were equivalent to S/.2.9 million, in the form of El Brocal shares.

In January 2003, El Brocal conducted a US$1 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit's copper resources. The Company participated in this capital share increase by exercising its and TCL's interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. As a result, the Company's interest in Inversiones Colquijirca increased from 59.02 percent to 59.90 percent. As a result of the stock dividends in the form of El Brocal shares distributed by the Company in November 2002, Sociedad Minera El Brocal S.A.A. became a sociedad anónima abierta (open stock company) in 2003. At December 31, 2003, the net total fixed assets of El Brocal were approximately S/.50.2 million (US$14.5 million).

The Colquijirca mine is located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. El Brocal produces zinc and lead/silver. The Colquijirca mine consists of three important polymetallic deposits: the Tajo Norte deposit which contains zinc, silver and lead ore; the Marcapunta deposit which contains an auriferous mineralization in breccia oxides, a non-arsenic copper chalcosite mineralization, and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta Norte; and the San Gregorio deposit which contains zinc.

Mining is conducted through the open-pit method. El Brocal's zinc concentrate typically contains 51 percent zinc, while its lead concentrate typically contains 60 percent lead. The concentrates are sold locally and also exported to Europe and Korea for refining. In July 2000, El Brocal modernized and expanded the mill located at Colquijirca resulting in an increase in its treatment capacity from 2,500 to 3,000 DST per day. The mill had a 100 percent utilization rate in 2003.

The Colquijirca mine relies on a power line, connected to the Peruvian national electricity grid in November 2002, for its electrical power.

In January 1998, El Brocal began a waste removal campaign at the Tajo Norte deposit to increase the extraction of ore and to permit the eventual joining of the Principal and Mercedes Norte open pit mines. This campaign, which resulted in an increase in the availability of ore in 2000 and 2001, is ongoing. In 2001, El Brocal initiated an intensive exploration program financed by a capital increase in 2002 at the Marcapunta deposit, with the object of confirming mineral resources and finding possible extensions. In 2002, exploration revealed gold-bearing arsenic copper resources in the Marcapunta deposit and El Brocal plans to increase exploration activities in 2003. El Brocal also decided to postpone a feasibility study for the San Gregorio deposit due to the decline in zinc prices. El Brocal's production greatly increased in 2003 to 1,409,104 short tons of ore, a growth of 6.5 percent from 2002.

Set forth below are certain unaudited operating data for the Colquijirca mine calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1999(1)	2000	2001	2002	2003
Mining Operations:
Ore mined (ST)	963,223	1,059,067	1,218,742	1,322,942	1,409,104
Average silver grade (oz./t)	2.2	3.4	4.2	2.59	2.93
Average zinc grade (%)	6.02	5.50	5.50	5.94	5.55
Average lead grade (%)	2.10	2.30	2.20	2.24	2.32
Production:
Silver (oz.)	1,498,802	1,833,432	3,453,796	2,420,034	2,895,735
Zinc (ST)	49,077	46,546	50,034	60,968	61,733
Lead (ST)	16,251	17,143	16,918	19,484	21,766
Recovery rate (silver) in zinc (%)	38.66	29.55	26.29	28.07	26.67
Recovery rate (zinc) (%)	82.36	79.30	74.61	77.63	78.89
Recovery rate (silver) in lead (%)	40.17	51.02	44.88	42.71	43.49
Recovery rate (lead) (%)	66.85	70.67	64.06	65.85	66.50

____________

(1) 1999 was the first year the mine's results were consolidated into the Company Financial Statements.

The increase in silver production in 2003 is mainly due to the higher head grades in ore reserves and increased ore production in 2003.

Ishihuinca

In 1985, the Company purchased 51.0 percent of Iminsur, the owner and operator of the Ishihuinca mine. As a result of subsequent purchases of shares of Iminsur, the Company currently owns 78.04 percent of Iminsur. Iminsur has leased the rights to the mining concessions of Ishihuinca from a third party. The lease agreement, which expires in 2015, stipulates payment by Iminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold. In 2003, Ishihuinca paid US$1.0 million in royalties. At December 31, 2003, the net total fixed assets of Ishihuinca were approximately S/.5.3 million (US$1.5 million).

The Ishihuinca mine is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level. Access is by the Pan American highway.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at Ishihuinca. The mill, which has a rated capacity of 200 DST per day and which had a 79.81 percent utilization rate in 2003, utilizes bulk flotation and gravity concentration processes. The bulk flotation process produces a copper/gold concentrate, which exported to a smelter, and a gold bearing pyrite concentrate. The gravity concentrates, from the gravity concentration processes, are treated by cyanidation and vat leaching. The dissolved gold obtained from the cyanidation of the gold bearing pyrite concentrate and gravity concentrate is precipitates on zinc dust (Merrill-Crowe process) and the resulting cyanidation electrolytic precipitates are refined in Lima and then sold to Johnson Matthey. The mill at the Ishihuinca mine was last modernized and expanded to operate at its current capacity in 1993.

Electric power is generated by three electric generators, with a capacity of 709 kw, 804 kw and 800 kw, respectively. Water for operations at Ishihuinca is obtained from nearby wells.

Exploration conducted in 2002 indicated economically viable mineralization at Ishihuinca, suggesting that, although ore deposits at the mine seemed depleted, it may still contain reserves that warrant aggressive exploration. In 2003, the Company initiated an exploration program in the Córdova area, located 2 kilometers north of the Company's Ishihuinca operations.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1999	2000	2001	2002	2003
Mining Operations:
Ore mined (ST)	37,468	42,418	20,337	38,416	57,463
Average gold grade (oz./t)	0.270	0.282	0.560	0.480	0.508
Average copper grade (%)	0.14	0.34	0.28	0.31	0.41
Production:
Gold (oz.)	8,164	9,895	9,770	15,694	25,287
Copper (ST)	45	128	46	89	194
Zinc (ST)	49,027	46,546	--	--	--
Lead (ST)	16,751	17,143	--	--	--
Recovery rate (gold) (%)	80.36	82.86	85.70	85.11	86.62

Heavy rains in March 1998 resulted in partial flooding of the Ishihuinca mine. As a result, Ishihuinca operated at half-capacity during April and May 1998. In June 1998, due to depressed precious metal prices, the Company ceased operations at Ishihuinca until April 1999. The increase in 1999, 2000 and 2001 production of gold is mainly due to the resumption of production in 1999 and the increase in the grade of gold produced since 2000. The increase in production in 2003 was mainly due to higher levels of tonnage placed in leach pads and the higher level of head grade of ore placed.

Antapite

The Company wholly owns the Antapite mine. However, the Company has leased the mine until July 2015 to Inminsur, which is 78.04 percent owned by the Company and 21.96 percent owned by Brandon Properties Inc., a Panamanian corporation. Brandon Properties Inc. acquired 280,824 shares and 335,754 shares, collectively representing 21.96 percent, of Inminsur from Bernando Alvarez Calderon and Boris de la Piedra, respectively on December 26, 2003 . At December 31, 2003, the net total fixed assets of Antapite were approximately S/.57.8 million (US$16.7 million).

Antapite is located in the province of Huaytará, in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level. Access to the mine is by the Panamerican Highway. The Antapite mine consists of 20,800 hectares and Iminsur has identified epithermal vein gold deposits containing an estimated 400,000 tons of gold ore, with average grades of 0.5 ounces per ton. The Zorro Rojo and Reyna veins are the main source of ore reserves and development efforts are focused on these vein. Iminsur has initiated exploration of the Pampeñita and Antapite veins, which run parallel and close to the Zorro Rojo vein, and is also conducting exploration to confirm the presence of important drill intersections in the Reyna vein located two kilometers from the Zorro Rojo vein.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a cyanidation plant located at Antapite. The plant, which was completed in June 2001 with capacity for 300 DST per day, has had capacity of 450 DST per day since May 2003. The plant had a 100 percent utilization rate in 2003.

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

	Year Ending December 31,
	2001(1)	2002	2003
Mining Operations:
Ore mined (ST)	60.178	121,161	155,494
Average gold grade (oz./t)	0.64	0.60	0.59
Average silver grade (oz./t)	1.60	1.33	0.94
Production:
Gold (oz.)	34,607	72,380	84,361
Silver (oz.)	55,304	98,121	91,492
Recovery rate (gold) (%)	89.4	92.90	91.80
Recovery rate (silver) (%)	57.5	60.89	62.50

_______________

(1) Mining operations started in July 2001.

The increase in 2003 in gold production was mainly due to an increase of the processing capacity at the cyanidation plant.

Shila

Minera Shila S.A.C. ("Minera Shila") owned 100 percent of the Shila mining operation and held, directly and indirectly, through Condesa, a 100 percent equity interest in Minera Shila. As of January 2, 2003, Minera Shila merged with and into Cedimin and is no longer a separate legal entity. Cedimin operates the Shila mine, which began production in 1989. At December 31, 2003, the net total fixed assets of the Shila mining operation were approximately S/.10.8 million (US$3.1 million).

In December 2000, Ampato was integrated into Minera Shila and is no longer a separate legal entity. As a result, Minera Shila now holds the properties formerly held by Ampato, including 936.3 hectares of mining rights in the Arhuiera community (Orcopampa district). The Shila mine will continue to explore gold and silver veins in this mining area.

The Shila mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of Lima and 25 kilometers south of the Orcopampa mining operation at an altitude of between 4,650 and 5,400 meters above sea level. Access is by a 250-kilometer unpaved road.

Due to the high cost of transportation and smelting of the concentrates, the Company installed a small cyanidation plant at the Shila mine, which entered into operation in August of 2001 with a net capacity of 3,200 MT per year.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at the Shila mine with a rated capacity of 250 DST per day. The mill had a 55.6 percent utilization rate in 2003. The mill utilizes bulk flotation and gravity concentration processes. Flotation concentrates are exported to smelters. Gravity concentrates are treated by cyanidation and vat leaching at the Shila mine, and the resulting cyanidation electrolytic precipitates are refined in Lima and then sold to Buenaventura and BHL. The mill at the Shila mine was last modernized and expanded to operate at its current capacity in 2000.

Electric power for Shila is provided by four diesel generators, two with a capacity of 650 kw, one with a capacity of 1,135 kw and one with a capacity of 1,600 kw, and power line, connected to the Peruvian national electricity grid on April 9, 2003. Water for operations at Shila is obtained from runoff from a snow peak.

Set forth below are certain unaudited operating data for the periods shown for Shila, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	1999	2000	2001	2002	2003
Mining Operations:
Ore mined (ST)	40,851	51,670	52,633	52,015	50,085
Average gold grade (oz./t)	0.43	0.47	0.47	0.45	0.38
Average silver grade (oz./t)	10.0	7.4	7.9	11.7	13.80
Production:
Gold (oz.)	16,961	23,510	23,618	21,947	17,772
Silver (oz.)	360,575	346,469	350,969	479,415	592,261
Recovery rate (gold) (%)	96.60	97.30	96.10	93.35	94.10
Recovery rate (silver) (%)	88.20	90.20	86.60	78.78	85.70

The decrease in 2003 in gold production is mainly due to slightly lower grades of gold reserves and an increase in silver grades during the same period.

Paula

Minera Paula owns 100 percent of the Paula mining operation. At May 31, 2004, Minera Aureas S.A. held a 49 percent interest in Minera Paula and the Company holds the remaining 51 percent interest through Cedimin. As of December 31, 2003, the net total fixed assets of Minera Paula were approximately S/.1.4 million (US$0.4 million).

The Paula mine is located in the province of Castilla in the department of Arequipa, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mining operation, at an altitude of between 5,000 and 5,400 meters above sea level. Access is by a 300 kilometer highway from Arequipa.

Mining is conducted underground utilizing the conventional fill ascending method. After being processed at the Shila processing plant, the concentrates are sold to the Company and then are treated by cyanidation and vat leaching. The resulting precipitates are refined in Lima and then sold to Johnson Matthey. The Shila processing plant was last modernized and expanded to operate at its current capacity in 2000, and the cyanidation plant.

Two diesel generators, each with an 65 kw installed capacity provide Minera Paula with electric power. The water for operations at Paula is obtained from runoff from a snowpeak.

Set forth below are certain unaudited operating data for Paula, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
Mining Operations:	1999	2000	2001	2002	2003
Ore mined (ST)	8,075	8,006	9,689	9,512	14,880
Average gold grade (oz./t)	0.63	0.79	0.88	0.62	0.73
Average silver grade (oz./t)	5.39	6.90	6.91	5.33	4.63
Production:
Gold (oz.)	4,659	6,057	8,175	6,632	10.867
Silver (oz.)	34,591	48,255	59,309	54,658	68,914
Recovery rate (gold) (%)	91.60	92.80	95.30	93.40	95.80
Recovery rate (silver) (%)	79.50	84.10	88.60	86.90	91.40

____________

Mining operations at the Paula mine continue in an exploration phase. The increase in gold production in 2003 was mainly due to an increased gold grade in the processing of concentrates.

Huallanca

Minera Huallanca owns the Pucarrajo mining operation. Minera Huallanca was a wholly owned subsidiary of Cedimin until March 31, 2002, on which date the Company sold its interest in Minera Huallanca to BHL-Perú S.A.C. See "Item 4. Information on the Company--The Company--Recent Developments--Sale of Interest in Minera Huallanca S.A.C."

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

Electric power is generated by a diesel power generator with a 650 kw capacity and water for the operations is obtained from small lakes in the area.

Set forth below are certain unaudited operating data for Minera Huallanca, calculated on the basis of 100 percent of the mine's production.

Year Ending December 31,
	1998(1)	1999	2000	2001	2002(2)

Mining Operations:
Ore mined (ST)	28,404	51,088	95,660	146,079	41,080
Average silver grade (oz./t)	3.47	6.38	4.33	2.54	2.57
Average zinc grade	9.37%	9.15%	8.95%	8.60%	8.95%
Average lead grade	1.38%	2.28%	2.03%	0.94%	0.52%
Production:
Silver (oz.)	54,692	182,743	312,262	215,498	45,196
Zinc (ST)	2,033	3,721	7,027	11,590	3,420
Lead (ST)	268	917	1,536	1,083	154
Recovery rate (silver) (%)	61.12	64.44	67.58	58.10	42.81
Recovery rate (zinc) (%)	84.84	86.15	90.44	92.25	93.02
Recovery rate (lead) (%)	66.27	80.71	87.11	78.87	72.09

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

The proven and probable ore reserve figures presented in this Annual Report are estimates of the Company and Yanacocha, and no assurance can be given that the indicated level of recovery of gold, silver and certain other metals will be realized. See "Item 3. Key Information--Risk Factors--Reserves Estimates".

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

The following table lists the proven and probable ore reserves at December 31, 2003 for each mining operation in which the Company has at least a 50 percent interest as well as the average grade of such ore, calculated on the basis of 100 percent of each mine's reserves and US$325 per ounce of gold and US$5 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2003(1)

	Julcani	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila	Paula	Total/Average
Ore Reserves (ST)	38,800	3,799,110	1,043,405	10,207,391	75,194	447,981	26,423	113,114	15,751,418
Grade:
Gold (oz./t)	--	--	0.517	--	0.531	0.470	0.441	0.608	0.055
Silver (oz./t)	19.90	17.00	0.20	2.58	--	--	16.30	4.30	5.89
Copper (%)	0.02	--	--	0.07	--	--	--	--	0.045
Zinc (%)	--	2.18	--	6.09	--	--	--	--	4.47
Lead (%)	1.10	1.65	--	2.32	--	--	--	--	1.90

Gold (oz.)	--	--	539,440	--	39,928	210,551	11,653	68,773	870,345
Silver (oz.)	772,120	64,584,870	208,681	26,335,069	--	--	430,695	486,390	92,817,825
Copper (ST)	8	--	--	7,145	--	--	--	--	7,153
Zinc (ST)	--	82,821	--	621,630	--	--	--	--	704,451
Lead (ST)	427	62,685	--	236,811	--	--	--	--	299,923

______________
  Reserves as stated are diluted and mineable.

The eight mines that comprise the Company's mining operations are underground mines. Since establishing significant amount of reserves in underground mines requires costly and extensive exploration programs, the Company, in order to control costs, has traditionally pursued an exploration and development program in its mines designed to establish an amount of reserves sufficient to permit the steady production of minerals over an extended period of time. The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of the Company's eight mines for the ten-year period ended December 31, 2003, calculated in each case on the basis of 100 percent of the relevant mine's production.

	Julcani	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila	Paula	Total
Ore mined (ST)	37,650	747,190	393,210	1,409,104	57,463	155,494	50,085	14,880	2,865,076
Gold produced (oz.)	415	--	180,725	--	25,287	84,361	17,772	10,867	319,427
Average Gold Grade (oz./ST)	0.016	--	0.504	--	0.508	0.591	0.377	0.730	0.122
Silver produced (oz.)	526,516	9,575,605	63,135	2,895,735	--	91,492	592,261	68,914	13,813,658
Average silver Grade (oz./ST)	15.33	17.20	0.20	2.93	--	0.94	13.80	4.63	6.47

Yanacocha's Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha's operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha's operating properties, see "--Yanacocha--Overview" and "--Description of Yanacocha's Operations".

Carachugo

Carachugo is a 248-hectare gold deposit with a leach pad that covers approximately 237 hectares. Carachugo, Yanacocha's first mine, commenced operations in August 1993. Mining is conducted by the open-pit method. Carachugo has one ore processing facility.

Maqui Maqui

Maqui Maqui is a 57-hectare gold deposit with a leach pad covering 67 hectares, located five kilometers northeast of the Carachugo pit. Mining operations at Maqui Maqui began in October 1994 and used the open-pit mining method. Although mining operations at Maqui Maqui ceased in September 2000, gold recovery from the leach pad continues.

San José

San José is a 102-hectare gold deposit, located one and a half kilometers southwest of the Carachugo pit (ultimate pit), that shares the leach pad located at Carachugo. Mining operations at San José began in January 1996 and used the open-pit mining method. Mining operations at San José temporarily ceased in the last quarter of 2002.

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 200 hectares. The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit. Operations began in the fourth quarter of 1997 using the open-pit mining method and include a Merrill Crowe-type processing facility.

La Quinua

La Quinua is a 306-hectare gold deposit (ultimate pit) with a leach pad covering 180 hectares. The La Quinua pit is located three kilometers southwest of the Yanacocha pit. Operations began in the fourth quarter of 2001 using the open-pit mining method and all ore processing occurs at the Yanacocha plant.

China Linda

In October 1999, the Company commenced production at the China Linda plant, which is located 12 kilometers to the northeast of the Yanacocha installations, in Cajamarca. Access to the plant from Yanacocha is by a ten kilometer private, unpaved road. The Company had 100 percent ownership over China Linda until December 19, 2000, at which date the plant became Yanacocha's property pursuant to the unitization of the Company's and Newmont Mining's properties in Northern Peru. In January 2002, Yanacocha took over the operation of the China Linda plant. See "Item 4. Information on the Company--The Company--History and Development". Lime is used in the gold and silver mining process to regulate the alkalinity of the cyanide solutions in the leaching process and for pH control in water treatment applications. Currently, the plant has a production capacity of 45,000 tons of lime per year. Additionally, construction gravel is obtained as a sub-product.

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

The following table lists Yanacocha's proven and probable reserves and the average grade of ore at December 31 for 1999 through 2003. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$325 per ounce as of December 31, 2003, US$300 per ounce as of December 31, 2002, 2001 and 2000 and US$325 per ounce as of December 31, 1999. Yanacocha's proven and probable reserves represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold in Yanacocha's proven and probable reserves are prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2003			Proven and Probable Reserves at December 31, 2002			Proven and Probable Reserves at December 31, 2001
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Quecher	1,128	0.042	42	--	--	--	--	--	--
Antonio	2,186	0.055	109	--	--	--	--	--	--
Cerro Quilish	143,431	0.030	3,854	135,481	0.027	3,690	137,736	0.027	3,700
Cerro Negro	20,329	0.035	642	19,034	0.033	626	19,494	0.032	631
Carachugo	63,976	0.048	2,762	71,795	0.040	2,898	76,986	0.039	2,993
San José	9,475	0.023	198	6,054	0.022	131	6,484	0.021	139
Cerro Yanacocha	311,979	0.035	9,783	366,868	0.029	10,807	486,001	0.027	13,045
La Quinua	372,739	0.028	9,394	419,597	0.027	11,491	456,766	0.027	12,533
Corimayo	54,442	0.060	2,955	21,661	0.056	1,220	--	--	--
In process	67,363	0.032	1,966	58,682	0.030	1,742	34,622	0.033	1,132
Total/average	1,047,049	0.033	31,709	1,099,172	0.030	32,605	1,218,089	0.028	34,173

	Proven and Probable Reserves at December 31, 2000			Proven and Probable Reserves at December 31, 1999
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Cerro Negro	118,888	0.027	3,251	22,511	0.030	667
Carachugo	23,976	0.028	682	139,310	0.028	3,907
Maqui Maqui	141,460	0.033	4,732	5,379	0.033	180
San José	7,589	0.025	192	45,878	0.230	1,041
Cerro Yanacocha	23,388	0.019	453	575,063	0.024	13,794
La Quinua	534,946	0.026	14,058	20,105	0.023	9,285
In process	455,522	0.026	12,039	400,828	0.043	856
Total/average	1,305,769	0.184	35,407	1,320,025	0.025	32,862

_____________________

(1) Calculated using a cut-off grade of not less than 0.010 ounce per dry short ton. Leach recoveries are estimated to be 60% to 83%, depending on each deposit's metallurgical properties. All ore is oxidized.

Yanacocha's gold reserves decreased 2.7 percent in 2003 compared to 2002 mainly due to an increase of 3.0 million ounces of reserves, primarily at the Corimayo and Yanacocha deposits, which was off-set by a decrease of 3.9 million ounces of reserves. As of December 31, 2003, Yanacocha's non-reserve mineralization consisted of oxide gold mineralization--129.8 million short tons at a grade of 0.031 ounces of gold per short ton--and the Minas Conga sulfide copper/gold resource--653.4 million tons at a grade of 0.29 percent copper and 0.022 ounces of gold per short ton. As of December 31, 2003, Yanacocha's non-reserve mineralized material was approximately 3.60 million ounces of gold, representing a 1.30 percent decrease over Yanacocha's non-reserve mineralized material of approximately 9.8 million ounces of gold as of December 31, 2002. Newmont Mining has not quoted silver reserves at Yanacocha for the last year due to recovery issues.

Based on the current recovery rate and estimated production levels in 2003, Yanacocha's proven and probable reserves as of December 31, 2003 will be depleted by 2018 unless Yanacocha continues to add to its reserves. Yanacocha expects to add to its reserves by further exploration and development of its non-reserve mineralized material. Yanacocha's management believes that its prospective land positions and mining concessions provide it with potential for future exploration and growth in its non-reserve mineralized material and reserves. See "Item 5. Operating and Financial Review and Prospects--Yanacocha--Exploration and Development Costs; Capital Expenditures".

ITEM 5. Operating and Financial Review and Prospects

THE COMPANY

Introduction

The following discussion should be read in conjunction with the Company Financial Statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and the related notes thereto included elsewhere in this Annual Report. The Company Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 38 to the Company Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP, as such differences relate to the Company, and Note 39 to the Company Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income for the years ended December 31, 2001, 2002 and 2003 and shareholders' equity as of December 31, 2002 and 2003. The Company presents its financial statements in constant Nuevos Soles.

Operating Results

General

Overview. The Company was established in 1953 and is one of Peru's leading producers of gold, silver and other metals. The Company's consolidated financial statements comprise all the accounts of the Company and its subsidiaries, which include: (i) the Julcani, Uchucchacua and Orcopampa mining units; (ii) the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in the Company, Yanacocha and other affiliated mining companies; (v)  Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; and (vi) several other subsidiaries.

Yanacocha. A substantial part of the Company's net income before income tax from 1999 to 2003 was derived from its equity interest in Yanacocha. The Company has a 43.65 percent equity participation in Yanacocha through Condesa. The Company's interest in Yanacocha's partnership's equity is accounted for under the equity method and is included under the caption "Investments" on the Company's consolidated balance sheets. According to International Accounting Standard 27, the Company makes the appropriate adjustments to the Yanacocha Financial Statements prepared under Peruvian GAAP for like transactions and events in order to determine its equity share in Yanacocha.

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

Gold, silver and zinc price hedging. The Company's revenues and earnings are strongly influenced by world market prices for gold, silver and zinc that fluctuate widely and over which the Company has no control. Depending upon the metal markets and other conditions, the Company may from time to time hedge its gold, silver and zinc sales in order to decrease its exposure to fluctuations in the price of these metals. Since 1998, the Company's hedging strategy has focused on long-term position-taking on the price of precious metals.

The Company regularly examines its strategy with regard to hedging. The Chief Executive Officer, the Chief Financial Officer and the Commercial Deputy Manager of the Company coordinate the Company's day-to-day hedging activities according to a policy established with the Board of Directors. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk", "Item 3. Key Information--Risk Factors--Factors Relating to the Company--Hedging" and Note 33 to the Company Financial Statements.

Operating costs and expenses. Operating costs and expenses consist of (i) operating costs, which are direct production costs, the major component of operating expenses; (ii) depreciation costs; (iii) exploration and development costs in operational mining sites; (iv) general and administrative expenses, which principally consist of personnel expenses; (v) sales expenses, which principally consist of freight expenses; (vi) royalties, which consist of payments to third parties to operate leased mining rights; (vii) exploration costs in non-operational mining areas; and (viii) assets impairment loss and write-off.

Inflation and devaluation of the Nuevo Sol. As the revenues of the Company are almost entirely denominated in U.S. Dollars, a devaluation of the Nuevo Sol would result in an increase of the Company's revenues when measured in Nuevos Soles. As the operating expenses are primarily denominated in Nuevos Soles, high inflation rates would likely result in an increase of the Company's costs when measured in Nuevos Soles. Therefore, when inflation in Peru is not off-set by a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, the Company's financial condition and results of operations could be negatively affected.

Peru has experienced low levels of inflation in recent years, except for the year 2001 in which Peru experienced a low level of deflation. Peruvian GAAP require the restatement of assets and liabilities into constant Nuevos Soles as of the date of the latest consolidated balance sheet. Thus, holding of net monetary assets would result in a loss from exposure to inflation due to the decreased purchasing power of monetary assets in an inflationary environment (a gain in a deflationary environment). Conversely, a net monetary liability position would result in a gain from exposure to inflation (a loss in a deflationary environment). In 1999, the Company held a net monetary asset position as a result of the global offering of Series B Shares and ADSs representing Series B Shares which occurred in 1996. In 2000, 2001, 2002 and 2003, the Company held a net monetary liability position.

Although Peru's currency against the U.S. Dollar has remained stable since 1999, devaluation has occurred in the past. In periods of devaluation, holding a net monetary asset position in a foreign currency would result in an exchange gain (exchange loss in periods of revaluation), while holding a net monetary liability position in a foreign currency would result in an exchange loss (exchange gains in periods of revaluation). In 1999, the Company held a net asset position in U.S. Dollars as a result of the proceeds from the global offering of Series B Shares and ADSs representing Series B Shares which occurred in 1996. In 2000, 2001, 2002 and 2003, the Company held a net monetary liability position.

The effect of inflation on the consolidated statements of income incorporates both (i) the loss or gain from exposure to inflation of the Company's net monetary position and (ii) the exchange gain or loss resulting from holding a net position in U.S. Dollars. In each of the years ended December 31, 2001, 2002 and 2003 the effects from exposure to inflation of the Company's net monetary position were partially off-set by the exchange losses or gains resulting from translating the net U.S. Dollar liability or asset position into Nuevos Soles.

Assuming the Company continues to hold a net monetary liability position, it will continue to have gains or losses from exposure to inflation, depending on inflation or deflation rate levels, respectively. Therefore, the result from exposure to inflation or deflation will depend on inflation or deflation rates, the relative devaluation or revaluation of the Nuevo Sol versus the U.S. Dollar, and the Company's net monetary position in Nuevos Soles and U.S. Dollars. See Notes 2(c) and 5 to the Company Financial Statements.

Peruvian GAAP require that financial statements be restated to reflect the effects of inflation or deflation. Consequently, financial data for all periods in the Company Financial Statements and throughout this document, except as otherwise noted, have been restated in constant Nuevos Soles as of December 31, 2003 to reflect changes in the IPM as published by INEI. See Note 2(c) to the Company Financial Statements. The following table shows the main indicators of inflation and devaluation in Peru for the last five years:

	1999	2000	2001	2002	2003
Inflation (%)
Consumer Price Index(1)	3.7	3.7	(0.1)	1.5	2.5
Wholesale Price Index(2)	5.5	3.8	(2.2)	1.7	2.0
Devaluation (%)(3)
Nuevo Sol vs. US$	11.1	0.5	(2.3)	2.0	(1.5)

___________

(1) Measures changes in the IPC as published by INEI from December of the previous year to December of the indicated year.

(2) Measures changes in the IPM as published by INEI from December of the previous year to December of the indicated year.

  As published by the SBS.

Net income and net distributable income. Under Peruvian law, each company is required to establish a legal reserve of at least 20 percent of its paid-in capital on an unconsolidated basis. An annual contribution of at least 10 percent of net income must be made until such legal reserve equals 20 percent of paid-in capital. The legal reserve may off-set losses or be capitalized. However, following any instance in which the reserve is used, Peruvian law calls for mandatory replenishment of the reserve.

Royalties. Royalty expenses consist mainly of payments made by the Company and Iminsur pursuant to leasing agreements relating to mining rights for the Orcopampa and Ishihuinca mines, respectively. Specifically, the Company pays to the lessor a royalty of 10 percent of the value of the concentrates produced, and Iminsur pays a royalty of 7 percent of the price of the concentrates sold.

Environmental protection laws and related regulations. The Company's business is subject to Peruvian laws and regulations relating to the exploration and mining of mineral properties, as well as the possible effects of such activities upon the environment. The Company conducts its operations substantially in accordance with such laws and regulations.

Under Peruvian environmental regulations that were passed in 1993, the Company and most of its affiliated companies are required to file an EVAP with the Peruvian government to disclose any pollution problems in the operations of each mining unit and, thereafter, to submit a follow-up filing of a PAMA to explain how such companies will reduce any pollution and other environmental problems in their operations. The Company is currently in substantial compliance with applicable maximum emission levels and filing requirements See "Item 4. Information on the Company--The Company--Regulatory Framework--Environmental Matters".

On October 14, 2003, the Peruvian Congress proposed Law No. 28090 to regulate mining procedures with respect to the creation, filing and implementation a mining site closing plan, as well as to guarantee compliance with a filed plan. Law No. 28090, Law that Rules the Closing of Mines (Ley que Regula el Cierre de Minas), was published on October 14, 2003, establishing the obligations and procedures that mining companies shall follow to prepare, submit and execute the plan for the closing of mines (the "Plan") and the granting of environmental guarantees to secure compliance with the Plan. Pursuant to Law No. 28090, the Company is required to (i) submit a Plan to the MEM within one year following approval of the EIS or PAMA, or in case of mining or processing concessions in operations, within six months of effectiveness of the Law; (ii) inform the MEM semi-annually of any progress on the conditions established in the Plan; (iii) perform the Plan consistent with the schedule approved by the MEM during the life of the concession; and (iv) grant an environmental guarantee that covers the estimated amount of the Plan. The guarantee may be in cash, trusts, and any other guarantee contemplated in the Banking Law. On November 24, 2003, Ministerial Resolution No. 627-2003-MEM/DM was published to create the Registry for Authorized Entities to Elaborate the Closing of Mines and the Beneficial Plants (Registro de Entidades Autorizadas a Elaborar Planes de Cierre de Mina y de Plantas de Beneficio). Only the entities recorded in such registry are allowed to prepare the Plan. Pursuant to Law No. 28234, published on May 28, 2004, compliance with Law No. 28090 has been extended for one year from its effective date.

In 2001, 2002 and 2003, the Company spent approximately US$1.1, US$1.0 and US$1.2 million, respectively, in connection with environmental protection measures. The Company estimates that capital expenditures needed to comply with environmental regulations will be approximately US$1.2 million in each of 2004 and 2005. This amount will be used on items such as new equipment and the construction of new processing plants and leaching fields, as well as the implementation of a program to minimize the environmental impact and improve the quality of mining residues. There are currently no legal or administrative proceedings against the Company for violation of environmental protection laws or other environmental regulations in Peru that could have a material adverse effect on the Company's financial position or results of operations.

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

  Impairment of long-lived assets;

  Useful life of property, plant and equipment;

  Amortization of capitalized mining costs;

  Deferred stripping costs;

  Deferred income tax asset;

  Accrual for mine closing costs;

  Fair value of derivative instruments; and

  Contingencies.

The Company also has certain accounting policies that it considers to be important - such as its policies for investments carried at fair value, recording stock appreciation rights, revenue recognition and exploration costs - that do not meet the definition of critical accounting estimates as they do not require Management to make estimates or judgments that are subjective or highly uncertain.

Management has discussed the development and selection of the Company's critical accounting estimates with the Audit Committee of the Board of Directors.

Impairment of long-lived assets

The Company reviews and evaluates the impairment of its long-lived assets if an event occurs that indicates that the book value of such assets may not be recoverable. An impairment loss represents the amount by which the book value of an asset exceeds the higher of its net selling price or use value. The use value of an asset is generally calculated as the present value of estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year may be adjusted if there is any indication that the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. Future cash flow assumptions include, but are not limited to, estimates of recoverable ounces and tons of ore and metal, prices (which include current and historical prices, price trends and related factors), production levels and capital costs, all based on mine plans. Such future cash flow assumptions are valid when estimated but may change significantly when new information becomes available. Any difference between assumptions and actual market conditions could have an important effect on the Company's financial condition and results of the operations.

Except for the Colquijirca mining unit, there has been no indication that the carrying amount of the long-lived assets of the Company's mining units and subsidiaries may not be recoverable. In 2002, due to recurring losses and the low price of zinc and lead, Management evaluated the impairment of the long-lived assets (property, plant and equipment, and mining concessions) of Colquijirca's mining operations and no impairment loss resulted. In 2003, based on the factors of 2002, Management tested these long-lived assets for recoverability and no impairment loss resulted. Management used future cash flow estimates to evaluate the impairment of long-lived assets for both years. These estimates incorporate the Company's own assumptions about the use of the assets, prices (zinc and lead prices of US$920 and US$550 per metric ton, respectively) and exclude interest charges and income tax. Management believes such assumptions are reasonable in relation to the assumptions used by the Company in developing other information.

Useful life of property, plant and equipment

Depreciation is calculated under the straight-line method of accounting. The table set forth below reflects the estimated years of useful life for property, plant and equipment and mining units:

Property, Plant and Equipment	Estimated Years of Useful Life

Buildings, constructions and other	10 to 20
Machinery and equipment	10

The Company's estimated years of useful life for its mining units, assuming current production levels and market prices, are as follows:

Mining units	Estimated Years of Useful Life

Uchucchacua	8
Orcopampa	6
Colquijirca	8
Antapite	10
Ishihuinca	4
Shila	4
Paula	4

Certain of the Company's depreciable assets, primarily buildings and constructions, have a useful life in excess of the current productive life of the mines because such assets may be transferred to another mine or converted to another uses when production at the mine where it is currently used ceases. In addition, the expected productive life of the mine is normally higher than the current life derived from the proven and probable reserves at year-end. Rather than exploring and developing long-term reserves, the Company focuses on sustaining current reserves.

The Company is depreciating all the Colquijirca mining operation's assets (S/.50.2 million) for a period not exceeding the life of the mine, which is eight years. Management believes that all reserves will be fully depleted by 2010.

Amortization of capitalized mining costs

The Company capitalizes mine development and mineral land costs incurred after Management has identified proven and probable reserves. Upon commencement of production, the Company amortizes these costs over their expected lives, based on proven and probable reserves and other factors.

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

Changes in reserve quantities, including changes resulting from gold, silver, zinc and lead price assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in impairment of the carrying amount of property, plant and equipment and capitalized mining costs.

The Company estimates reserves assuming a US$325 per ounce gold price, a US$5 per ounce silver price, a US$920 per metric ton zinc price and a US$550 per metric ton lead price.

In addition to changes in gold, silver, zinc and lead prices, reserve quantities can also change for other reasons, including but not limited to, new drilling results, changes in production costs and changes in geological assumptions. The mines where amortization charges would be most significantly affected by changes in reserve estimates are Uchucchacua, Orcopampa, Colquijirca and Antapite. These mines generally have the largest amounts of property, plant and equipment subject to depreciation and the highest per ounce amortization charges.

Deferred stripping costs

The Company has deferred certain mining costs incurred in the expansion of the Tajo Norte area, which has an estimated life of eight years, to reasonably match revenues and production costs. These mining costs, commonly referred to as "deferred stripping" costs, are incurred in mining activities associated with the removal of waste rock. The deferred accounting stripping method is generally accepted in the mining industry when mining operations have diverse grades and waste-to-ore ratios; however, some mining companies expense waste removal costs as incurred. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company's period-to-period results of operations. In order to calculate the amount of deferred stripping cost to record as normal period expense, the Company's management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. This coefficient is estimated to be 7.47 metric tons of waste material required to be moved to obtain 1 metric ton of extracted mineral. The actual coefficient was 11.31/1 in 2003 and 10.48/1 in 2002. Costs related to additional quantities of waste that must be moved to obtain 1 metric ton of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate. The amortization of the deferred stripping costs will be reflected in the consolidated statement of income over the life of the Tajo Norte area, based on proven and probable reserves, so that no unamortized balance remains when the mine is closed. Management expects to begin the amortization of the deferred stripping costs in 2006.

The estimated coefficient is significantly affected by changes in geological assumptions.

Deferred income tax asset

Effective Income Tax Rate

The Company's income tax was an expense of S/.25.6 million in 2002 compared to income of S/.189.0 million in 2003, mainly as a result of the following:

(a) Non taxable income. According to current tax regulations, the equity participation in affiliates, including dividends received, are not taxable (permanent item). In 2003, the Company recognized an additional income tax effect of S/.63.7 million on equity participation compared to 2002.

(b) Non-deductible expenses. Pursuant to current tax regulations, the loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad (permanent item). In 2003, the effect on the non-deductible expense originated by the Company's derivative contracts was S/.69.7 million. There was no a tax effect in 2002 because the Company did not account for the negative fair value of the derivate instruments outstanding as of December 31, 2002, according to Peruvian GAAP prevailing at that date (effective January 1, 2003, IAS 39, Financial Instruments: Recognition and Measurement, requires the recognition of the fair value of the derivative instruments in the financial statements).

(c) Change in income tax rate. Effective January 1, 2004, the current income tax rate will be 30 percent of taxable income. Until December 31, 2003, such rate was 27 percent. The effect of this modification on the temporary differences generating deferred income tax was an expense of S/.20.9 million. There was no effect in 2002.

(d) Change of tax status of derivative contracts. As indicated above, the loss on derivative contracts are permanent items for income tax purposes.

Effective January 1, 2003, the Company adopted IAS 39, recording the initial effect of the fair value of all derivative contracts in retained earnings (loss). In December 2003, the Company revised the terms of approximately two thirds (2/3) of its derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. The income tax effect on the loss recorded in retained earnings has been recorded as a benefit of the year because the change of status of a permanent to a temporary item occurred in December 2003. Therefore, the Company has recognized a effect of S/.90.4 million on the negative fair value of the sales contracts, which will be used upon delivery of the gold.

Valuation Allowance

For each deferred tax asset, Management evaluates the likelihood that all or a portion of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income. If, based on the weight of available evidence, the Company determines that it is more likely than not that all or some portion of a deferred tax asset will not be realized, the Company records a valuation allowance against it. As of December 31, 2003, the Company has recorded a valuation allowance of S/.19.4 million for deferred tax assets (S/.69.6 million as of December 31, 2002).

The need to record valuation allowances related to the Company's deferred tax assets depends on the following factors: (i) the Company's long-term estimate of future average realized metal prices, (ii) levels of production, (iii) proven and probable reserves, and (iv) the extent to which tax credits can yield a tax benefit in the future. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

The valuation allowance of S/.19.4 million is mainly originated by:

(i) Certain liabilities accrued for financial reporting purposes (primarily, accruals for mine closing costs) that are not be deductible until such liabilities are effectively incurred, which could occur after mining operations have ceased and sufficient sources of taxable income may not be available. Therefore, the Company has recorded a valuation allowance for deferred income tax assets related to closing costs of the Orcopampa, Uchucchacua, Ishihuinca, Shila and Colquirrumi mining units of S/.1.3 million; and

(ii) A portion of the tax loss carryforward for certain subsidiaries that do not have sufficient sources of taxable income against which to utilize assets may not be realized. The valuation allowance of these tax losses carryforward is S/.16.9 million.

Accrual for mine closing costs

Estimated future mine closing costs are based primarily on legal and regulatory requirements. Prior to December 31, 2002, the Company recorded closing costs at the end of a mine's life when such amount could be fairly estimated. As of January 1, 2003, the Company records closing costs when a legally enforceable obligation arises to close a mine. These future costs are estimated by independent parties in accordance with current environmental protection regulation.

Upon recognition of a liability, recorded at fair value, related asset retirement costs should be capitalized and allocated to expense over the useful life of the asset. This accounting treatment resulted in an increase of S/.3.3 million and of S/.4.9 million for net property, plant and equipment and development costs, respectively, recognition of an accrual for mine closing costs of S/.48.8 million; and recognition of a cumulative effect of the change in accounting principle that reduced net income and shareholders' equity by S/.68.9 million in 2003. The Company will incur additional depreciation expense over the estimated useful life of the asset and accretion expense to accrete the discounted value of the accrual.

Fair value of derivative instruments

The Company and Sociedad Minera El Brocal S.A.A., its subsidiary, have futures and options derivative instruments as of December 31, 2003. Fair value estimates are recognized on the consolidated financial statements. See Note 33 to the Company Financial Statements. These estimates are made by independent parties pursuant to relevant market information, such as future prices of gold, silver and zinc; volatility factors; and interest rates. Changes in assumptions and market conditions could significantly affect these estimates.

The Company

Outstanding derivative contracts

Until December 31, 2002, the Company disclosed the fair value of derivative instruments in the notes to the consolidated financial statements. As of January 1, 2003, the Company recognizes derivative instruments as assets or liabilities, measured at their fair value, in its consolidated balance sheets pursuant to IAS 39, "Financial Instruments - Recognition and Measurement".

Management's intention is to use derivative instruments to hedge fluctuations in metal prices, mainly gold and silver, and not for trading purposes. However, the Company does not meet all the criteria established in IAS 39 to account for the derivative instruments as cash flow hedges. The criteria refer to formal documentation and test of the effectiveness of the derivative instruments. Therefore, according to IAS 39, the Company has recorded a charge of S/.436.8 million to retained earnings in connection with the initial adoption of IAS 39 and a loss of S/.616.9 million due to the changes in the fair value of the derivative instruments occurred during 2003. Higher gold prices in 2003 increased the Company's liability position.

Normal sale contracts

To minimize future fluctuations in the consolidated results of operations, the Company entered into transactions that closed out approximately two thirds (2/3) of its outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of gold over future periods that do not extend beyond 2011. Under the terms of the contracts, the Company will realize capped prices ranging from US$332 to US$415 per ounce. The fair value of these contracts, S/.676,799,000, was calculated immediately prior to their execution and recorded as deferred revenue in the consolidated balance sheet. Such amount will be included in other income as delivery occurs in 2004 through 2011. These contracts are accounted as normal sales contracts.

Reduction of derivative instruments portfolio

In addition to converting derivative instruments into normal sales contracts in January 2004, the Company reduced its derivative instruments portfolio by 120,000 ounces of gold. This reduction originated a payment of US$10.4 million.

Settled derivative contract

During 2003, settled derivative contracts resulted in a loss of S/.19.8 million reflected as "realized loss in derivative instruments" in the consolidated statements of income.

Sociedad Minera El Brocal S.A.A. ("El Brocal")

Outstanding derivative contracts

El Brocal has entered into future contracts (zinc and silver) that qualify for cash flow hedge accounting. Upon adopting IAS 39, El Brocal prepared formal documentation of its future contracts and tested their effectiveness. El Brocal has tested the effectiveness of such contracts on a quarterly basis thereafter to determine if they still qualify for cash flow hedge accounting.

Pursuant to IAS 39, El Brocal has recorded a credit of S/.1.7 million to the equity account "Unrealized loss in derivative instruments" and recorded a loss of S/.7.7 million due to the changes in the fair value of the derivative instruments occurred during 2003, which is presented in the equity account above mentioned.

Settled derivative contracts

During 2003, settled derivative contracts resulted in a gain of S/.5.1 million reflected as "net sales" in the consolidated statements of income.

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

Results of Operations for the Twelve Months Ended December 31, 2003 and 2002

Net sales. Net sales increased 28 percent from S/.548.8 million in 2002 to S/.700.9 million in 2003 due to the following:

(a) An increase in the prices of gold, silver, lead and zinc and in the volume of gold sold during 2003. The following tables reflect the average realized prices and volume sold of gold, silver, lead and zinc for 2002 and 2003:

Price		Year ended December 31,
		2002	2003	Variation

Gold	US$/Oz	309.39	364.88	17.9%
Silver	US$/Oz	4.65	4.91	5.5%
Lead	US$/MT	444.84	532.04	19.6%
Zinc	US$/MT	778.56	814.37	4.5%

Volume		Year ended December 31,
		2002	2003	Variation

Gold	Oz	247,010	323,801	31.0%
Silver	Oz	11,401,413	11,105,174	-2.6%
Lead	MT	23,081	24,038	4.1%
Zinc	MT	52,493	50,933	-2.9%

(i) The volume of gold sold increased 31.0 percent from 247,010 ounces in 2002 to 323,801 ounces in 2003, principally due to an increase in production at the Orcopampa and Antapite mines which reached 180,725 and 84,261 ounces, respectively, in 2003 compared to 160,017 and 72,742 ounces, respectively, in 2002. Production at Orcopampa increased as a result of the exploration activities and development in the Nazareno vein, where additional reserves were discovered, as well as the development of the Prometida, Prosperidad and Lucy Piso veins. Antapite's increased production is mainly due to plant and facility (cyanidation and oxygen plants) improvements.

(ii) Sales of silver decreased 2.6 percent from 11,401,413 ounces in 2002 to 11,105,174 ounces in 2003 mainly due to a delay in shipments at year-end which resulted in a decrease in sales of 672,156 ounces in 2003.

(b) The Company recognized a gain of S/.5.1 million in 2003 compared to S/.7.2 million in 2002, through Sociedad Minera El Brocal S.A.A., on hedging transactions entered into with well-known investment banks.

Royalty income. Royalty income increased 41.9 percent from S/.78.5 million in 2002 to S/.111.4 million in 2003 due mainly to Yanacocha's increased sales of gold, which were US$713.4 million in 2002 compared to US$1,036.3 million in 2003.

Total costs of operation. Total costs of operation increased 10.9 percent from S/.376.1 million in 2002 to S/.416.9 million in 2003 due to the following:

(a) Operating costs, which include costs for labor (including contractor and personnel expenses), supplies and other, increased 10.4 percent from S/.262.9 million in 2002 to S/.290.3 million in 2003 as a result of the increase in gold production at the Antapite and Orcopampa mines.

(b) Depletion and depreciation costs increased 14.9 percent from S/.39.1 million in 2002 to S/.44.9 million in 2003 due mainly to the additional depreciation of equipment acquired in 2003 and full depreciation of assets acquired in 2002.

(c) Exploration and development costs in operational mining sites increased 10.4 percent from S/.74.0 million in 2002 to S/.81.7 million in 2003 due principally to an increase in exploration activities focused on seeking additional reserves at the Antapite (S/.3.2 million) and Orcopampa (S/.4.2 million) mines. As a result of these exploration activities, Antapite's and Orcopampa's reserves increased 19 and 77 percent, respectively.

Total operating expenses. Operating expenses increased 48.5 percent from S/.152.7 million in 2002 to S/.226.9 million in 2003, due to changes in the following components:

General and administrative expenses increased 55.3 percent from S/.75.5 million in 2002 to S/.117.4 million in 2003 due mainly to the increase in the long-term officers' compensation (stock appreciation rights) from S/.6.4 million in 2002 to S/.47.2 million in 2003, as explained in Note 17 to the Company Financial Statements.

Exploration costs in non-operational mining areas increased 47.0 percent from S/.38.4 million in 2002 to S/.56.5 million in 2003 due to higher expenditures in exploration areas under joint operation, including drilling activities in the Huancavelica, La Zanja and Poracota projects. La Zanja project is expected to start in 2005 and would produce an average of 100,000 ounces per year.

Selling expenses increased 6.0 percent from S/.23.1 million in 2002 to S/.24.5 million in 2003 due to higher freight expenses of S/.17.5 million in 2003 compared to S/.15.9 million in 2002 as a result of an increase in freight tariffs and in the volume sold of concentrates.

Royalty expenses increased 71.2 percent from S/.13.9 million in 2002 to S/.23.9 million in 2003 due mainly to increased sales of gold from the Orcopampa mine from S/.134.5 in 2002 to S/.219.2 in 2003.

Assets impairment loss and write-off increased 187.0 percent from S/.1.5 million in 2002 to S/.4.4 million in 2003 mainly due to the write-off of idle assets of Sociedad Minera El Brocal S.A.A. and Compañía Minera Colquirrumi S.A. See Note 12 to the Company Financial Statements.

Operating income. As a result of the foregoing, operating income increased 71.1 percent from S/.98.4 million in 2002 to S/.168.5 million in 2003.

Share in affiliated companies. Income from share equity investment in affiliated companies increased 57.5 percent from S/.337.4 million in 2002 to S/.531.5 million in 2003, principally due to Yanacocha's increased net earnings. The Company's income from its interest in Yanacocha increased 57.7 percent from S/.337.3 million in 2002 to S/.532.0 million in 2003 due mainly to (i) an increase in price per ounce realized on gold sales from US$311 per ounce in 2002 to US$363 per ounce in 2003, (ii) an increase in volume of gold sold from 2,291,967 ounces in 2002 to 2,858,680 ounces in 2003, and (iii) a decrease in the cash cost per ounce from US$134 in 2002 to US$129 in 2003.

Loss from change in the fair value of derivative instruments. Effective January 1, 2003, the Company adopted IAS 39 "Financial Instruments - Recognition and Measurement" which requires that derivatives instruments be measured at their fair value. See "--Critical Accounting Estimates" and Note 33 to the Company Financial Statements.

Realized gain (loss) in derivative instruments. The Company recognized a loss of S/.19.8 million in 2003 compared to the gain of S/.42.7 million in 2002 on derivative contracts. The Company uses these contracts to hedge movement in the market prices of precious metals.

Amortization of mining concessions and goodwill. Amortization of mining concessions and goodwill decreased 10.7 percent from S/.16.6 million in 2002 to S/.14.8 million in 2003 due to a decrease in the amortization of the mining concession of Inversiones Colquijirca S.A. by S/.1.3 million in 2003 as a result of the increase in proven and probable reserves as of December 31, 2003. See Note 15 to the Company Financial Statements.

Interest expense. Interest expense decreased 48.0 percent from S/.15.9 million in 2002 to S/.8.2 million in 2003 due mainly to the reduced indebtedness in 2003 compared to 2002. See Notes 16 and 18 to the Company Financial Statements.

Gain (loss) from exposure to inflation. The gain (loss) from exposure to inflation increased 109.6 percent from a loss of S/.3.1 million in 2002 to a gain of S/.0.3 million in 2003 due mainly to (i) the revaluation of the local currency against the U.S. Dollar of 1.5 percent in 2003 (devaluation of 2.0 percent in 2002) and (ii) the inflation of the currency experienced in Peru in 2003 of 2.0 percent (1.7 percent in 2002). The Company held a net liability position in U.S. Dollars and in Nuevos Soles in 2003 and in 2002.

Loss from sale of subsidiary's shares. On March 30, 2002, the Company sold its participation interest in Minera Huallanca S.A.C. (Huallanca) to BHL - Peru S.A.C for US$2.0 million. Of this amount, US$1.5 million will be paid in three equal semi-annual installments terminating on September 30, 2004 and the remaining US$0.5 million will be paid on September 30, 2006, provided that between September 30, 2004 and September 30, 2006: (i) the level of economic reserves allows Huallanca to produce 15,000 metric tons per month of mineral and (ii) the average price of zinc is higher than US$1,050 per metric ton in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1.5 million. This transaction has generated a loss amounting to S/.6.7 million assuming a sales price of US$1.5 million.

Other income and expense, net. Other income (expenses), net decreased 533.4 percent from an income of S/.2.8 million in 2002 to an expense of S/.12.2 million 2003 due mainly to an accretion expense of S/.4.5 million related to the accrual for mine closing costs and administrative penalties of S/.1.6 million.

Workers' profit sharing. Workers' profit sharing changed from an expense of S/.1.5 million in 2002 to income of S/.59.9 million in 2003. This amount is calculated applying a percentage to the taxable basis. See "--Critical Accounting Estimates".

Income tax. Income tax changed from an expense of S/.25.6 million in 2002 to income of S/.189.0 million in 2003. See "--Critical Accounting Estimates".

Minority interest. Minority interest expense increased 100.4 percent of S/.24.2 million in 2002 to S/.48.6 million in 2003 due mainly to (i) an increased expense in minority interest in S.M.R.L. Chaupiloma Dos de Cajamarca from S/.22.0 million in 2002 to S/.31.6 million in 2003 as a result of increased royalties from Yanacocha, and (ii) increased expenses in minority interest in Inversiones Colquijirca S.A. by S/.8.2 million and Inversiones Mineras del Sur S.A. by S/.5.9 million due to a higher net income in these subsidiaries in 2003 compared to 2002.

Cumulative effect of change in accounting principle due to mine closing costs. Effective January 1, 2003, the Company and Yanacocha, its affiliate, revised its accounting policy for the accrual for mine closing costs. The cumulative effect of this change in accounting principle, net of workers' profit sharing, income tax and minority interest, originated an expense of S/.68.9 million in 2003. See Note 3 to the Company Financial Statements.

Net income. As a result of the foregoing, net income decreased 57.8 percent from S/.396.2 million in 2002 to S/.166.9 million in 2003. As a percentage of net sales, net income was 72.2 percent in 2002, compared with 23.8 percent in 2003.

Results of Operations for the Twelve Months Ended December 31, 2002 and 2001

Net sales. Net sales increased 18.3 percent from S/.463.7 million in 2001 to S/.548.8 million in 2002 due to the following:

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

Royalty income. Royalties income increased 39.5 percent from S/.56.2 million in 2001 to S/.78.5 million in 2002 due mainly to Yanacocha's increased sales of gold, which were US$517.8 million in 2001 compared to US$713.4 million in 2002.

Total costs of operation. Total costs of operation increased 5.1 percent from S/.357.6 million in 2001 to S/.376.1 million in 2002, due to the following:

Operating costs, which includes costs for labor (including contractors and personnel expenses), supplies and other, increased 1.6 percent from S/.258.9 million in 2001 to S/.262.9 million in 2002 due principally to: (i) increases in labor costs as a result of the start-up of the Antapite mine in July 2002 (S/.9.6 million), the start-up of two hydroelectric facilities (S/.2.4 million), and increased salaries (S/.2.6 million), off-set by reduced labor costs of S/.8.2 million as a result of the sale of the Company's interest in the consolidated subsidiaries Huallanca and Yanaquihua which occurred in March and April 2002, respectively, (ii) a reduction in the consumption of supplies of S/.5.9 million, as a result of the sale of the interest in Huallanca and Yanaquihua, and (iii) increased overhead costs of approximately S/.3.5 million due to increased costs of fuel and materials, which are based on international prices.

Exploration and development costs in operational mining sites increased 21.9 percent from S/.60.6 million in 2001 to S/.74.0 million in 2002 due principally to: (i) an increase in exploration activities focused on seeking additional reserves in Antapite (S/.6.5 million), Uchucchacua (S/.5.4 million), Orcopampa (S/.5.2 million) and Shila (S/.2.6 million), (ii) a decrease in exploration activities of S/.6.0 million in Huallanca and Yanaquihua and S/.5.7 million in Tajo Norte, and (iii) an additional amortization expense of S/.4.5 million for development costs and mineral lands mainly due to a full year of amortization of the Antapite mining unit (which started production in July 2001).

Depletion and depreciation costs increased 3.0 percent from S/.37.9 million in 2001 to S/.39.1 million in 2002 due mainly to the additional depreciation of equipment acquired in 2002.

Total operating expenses. Operating expenses decreased 14.2 percent from S/.178.0 million in 2001 to S/.152.7 million in 2002, due to changes in the following components:

General and administrative expenses increased 17.3 percent from S/.64.4 million in 2001 to S/.75.5 million in 2002 due mainly to increases in: (i) professional services from S/.9.2 million in 2001 to S/.14.2 million in 2002 in connection with the litigation explained in Note 36(c) to the Company Financial Statements, and (ii) an accrual related to the stock appreciation rights program from S/.2.2 million in 2001 to S/.6.4 million in 2002, explained in Note 17 to the Company Financial Statements.

Exploration costs in non-operational mining areas decreased 22.3 percent from S/.49.4 million in 2001 to S/.38.4 million in 2002 due to (i) a decrease in the cost of exploration activities at the Julcani and Huachocolpa mining sites from S/.23.2 million in 2001 to S/.8.4 million in 2002 because the exploration efforts were not successful and the Company's management decided to focus its exploration efforts in other areas; and (ii) a decrease in the cost of research and development expenses from S/.4.8 million in 2001 to S/.1.5 million in 2002. These decreases were partially off-set by an increase in the cost of exploration activities under joint ventures from S/.11.8 million in 2001 to S/.20.9 million in 2002 million mainly as a result of drilling activities in Lancones looking for sulfide deposits. The Lancones project is located in northern Peru and southern Ecuador.

Selling expenses decreased 13.7 percent from S/.26.8 million in 2001 to S/.23.2 million in 2002 due to a reduction in freight expenses of S/.3.3 million mainly as a result of (i) the sale of the investment in the consolidated subsidiaries Huallanca and Yanaquihua that had an impact of S/.1.2 million, and (ii) renegotiation of freight contracts that reduced expenses by approximately S/.2.1 million.

Royalty expenses increased 3.3 percent from S/.13.5 million in 2001 to S/.13.9 million in 2002 due mainly to increased sales of gold from the Orcopampa mining unit.

Assets impairment loss and write-off decreased 93.5 percent from S/.23.8 million in 2001 to S/.1.5 million in 2002. The impairment loss of the long-lived assets was recorded in 2001 for the first time as a result of the adoption in Peru of International Accounting Standard (IAS) 36 - Impairment of Assets.

Operating income (loss). As a result of the foregoing, operating income increased 726.7 percent from a loss of S/.15.7 million in 2001 to an income of S/.98.4 million in 2002.

Share in affiliated companies. Income from share equity investment in affiliated companies increased 65.3 percent from S/.204.1 million in 2001 to S/.337.4 million in 2002, principally due to Yanacocha's increased net earnings. The Company's income from its interest in Yanacocha increased 65.2 percent from S/.204.2 million in 2001 to S/.337.3 million in 2002 due mainly to the following: (i) an increase in price per ounce realized on gold sales from US$270 per ounce in 2001 to US$311 per ounce in 2002, and (ii) an increase in volume of gold sold from 1,914,566 ounces in 2001 to 2,291,967 ounces in 2002. Higher revenues have been partially off-set by: (i) an increase in the cash cost per ounce from US$123 in 2001 to US$134 in 2002, due to lower gold grades, (ii) an increase in depreciation expense resulting from the full year depreciation of the fixed assets at the La Quinua mine site which started production in October 2001, and (iii) an increase of interest expense due to higher indebtedness.

Realized gain in derivative instruments. The Company recognized gains on derivative contracts entered into with well-known banks of S/.42.7 million in 2002 compared to S/.60.4 million in 2001.

Amortization of mining concessions and goodwill. Amortization of mining concessions and goodwill increased 9.0 percent from S/.15.2 million in 2001 to S/.16.6 million in 2002 due to: (i) the full year amortization of Consorcio Energético Huancavelica S.A.'s goodwill resulting in an increase of S/.0.8 million and, (ii) amortization of the mining concession of Sociedad Mineral El Brocal S.A.A. by S/.0.9 million in 2002 (see Note 15 to the Company Financial Statements).

Interest income. Interest income decreased 36.5 percent from S/.13.8 million in 2001 to S/.8.7 million in 2002 due mainly to a significant decrease in the annual interest rate for time deposits held by the Company in a financial institution.

Interest expense. Interest expense decreased 11.9 percent from S/.18.0 million in 2001 to S/.15.9 million in 2002 due mainly to lower weighted average interest rates and reduced indebtedness. See Notes 16 and 18 to the Company Financial Statements.

Gain (loss) from exposure to inflation. The gain (loss) from exposure to inflation decreased 290.1 percent from a gain of S/.1.6 million in 2001 to a loss of S/.3.1 million in 2002 due mainly to: (i) the devaluation of Nuevos Soles against the U.S. Dollar of 2.0 percent in 2002 (revaluation of 2.3 percent in 2001) and, (ii) the inflation of the currency experienced in Peru in 2002 of 1.7 percent (deflation of 2.2 percent in 2001). The Company held a net liability position in U.S. Dollars and in Nuevos Soles in the years 2001 and 2002.

Other income and expense, net. Other income, net decreased 77.5 percent from income of S/.12.5 million in 2001 to income of S/.2.8 million 2002 due mainly to a gain of S/.6.5 million recorded in December 2001 in connection with the termination of the agreement signed with Yanacocha for the administration of the China Linda lime plant. See Note 37(b) to the Company Financial Statements.

Workers' profit sharing. Workers' profit sharing increased 118.5 percent from S/.0.7 million in 2001 to S/.1.5 million in 2002 due mainly to higher taxable revenues (base for calculating workers' profit sharing) obtained in the year 2002 by Minera Shila S.A.C.

Income tax. Income tax increased 0.6 percent from S/.25.4 million in 2001 to S/.25.6 million in 2002 due mainly to increases of income tax expense in S.M.R.L. Chaupiloma Dos de Cajamarca of S/.4.1 million and Minera Shila S.A.C. of S/.2.2 million due to higher taxable revenues in 2002. These increases were partially off-set by a decrease in the income tax of Condesa of S/.4.7 million, due to the use of tax loss carryforwards in 2002 which were not utilized in prior years, and of other minor subsidiaries by S/.1.4 million.

Minority interest. Minority interest expense changed from an income of S/.4.0 million in 2001 to an expense of S/.24.2 million in 2002, due mainly to (i) a change from an income of S/.16.9 million in 2001 to a loss of S/.1.7 million in Inversiones Colquijirca S.A. as a result of the net income obtained in 2002 (loss in 2001), and (ii) an increased loss in minority interest in S.M.R.L. Chaupiloma Dos de Cajamarca from S/.15.1 million in 2001 to S/.22.0 million in 2002 as a result of increased income in this subsidiary as a result of increased royalties from Yanacocha.

Net income. As a consequence of the foregoing, net income increased 78.9 percent from S/.221.5 million in 2001 to S/.396.2 million in 2002. As a percentage of net sales, net income was 47.7 percent in 2001, compared with 72.2 percent in 2002.

Liquidity and Capital Resources

At December 31, 2003, the Company had cash and cash equivalents of S/.379.9 million compared to S/.91.4 million at December 31, 2002.

Cash provided by operating activities

Net cash and cash equivalents provided by operating activities were S/.654.2 million in 2003, S/.181.4 million in 2002 and S/.20.2 million in 2001.

Cash provided by operating activities for the Twelve Months Ended December 31, 2003 and 2002. The increase in net cash flow provided by operating activities in 2003 compared to 2002 was mainly attributable to: (i) increased dividends and royalties paid by Yanacocha (S/.79.2 million and S/.76.7 million in 2002 compared to S/.459.5 million and S/.107.1 million in 2003, respectively) in connection with an increase of Yanacocha's sales as a result of the increase in price and volume of gold sold in 2003, and (ii) increased revenues from customers (S/.540.0 million in 2002 compared to S/.699.3 million in 2003). These increased cash flows were partially off-set by increased payments to suppliers and third parties (S/.276.2 million in 2002 compared to S/.330.8 million in 2003); increased payments of exploration activities, primarily from the Orcopampa and Antapite mines (S/.94.0 million in 2002 compared to S/.122.6 million in 2003; and increased payments of royalties (S/.12.7 million in 2002 compared to S/.24.8 million in 2003) mainly to Sindicato Minero Orcompampa S.A. See Note 36(b) to the Company Financial Statements.

Cash provided by operating activities for the Twelve Months Ended December 31, 2002 and 2001. The increase in net cash flow provided by operating activities in 2002 compared to 2001 was mainly attributable to: (i) increased dividends paid by Yanacocha (S/.15.5 million in 2001 compared to S/.79.2 million in 2002); (ii) increased revenue from customers (S/.467.8 million in 2001 compared to S/.540.0 million in 2002); and (iii) increased royalties (S/.54.1 million in 2001 compared to S/.76.7 million in 2002) in connection with the increase of Yanacocha's sales, and a decrease in payments to suppliers and third parties (S/.289.8 million in 2001 compared to S/.276.2 million in 2002). These increased cash flows were partially off-set by: increased payments to employees (S/.91.2 million in 2001 compared to S/.97.2 million in 2002), and increased income tax payments (S/.21.2 million compared to S/.29.4 million in 2002).

Cash used in investing activities

Net cash and cash equivalents used in investing activities were S/.170.9 million in 2003, S/.49.8 million in 2002, and S/.72.8 million in 2001.

Cash used in investing activities for the Twelve Months Ended December 31, 2003 and 2002. The increase in net cash flow used in investing activities in 2003 compared with 2002 was mainly attributable to: (i) the investment in 2003 of S/.50.5 million in a variable-fixed income fund (see Note 7 to the Company Financial Statements), (ii) payments of S/.19.8 million in connection with derivatives instruments settled in 2003 compared to S/.42.6 million of proceeds recognized during 2002, and (iii) the increase in development expenditures (S/.22.8 million in 2002 compared to S/.36.7 million in 2003) mainly in finishing the construction of the Patón tunnel in the Uchucchacua mining unit and the development of the "Rampa Mario" project in the Orcopampa mining unit which will allow a better access to the Prometida vein.

Cash used in investing activities for the Twelve Months Ended December 31, 2002 and 2001. The decrease in net cash flow used in investing activities in 2002 compared with 2001 was mainly attributable to: (i) a decrease in purchases of property, plant and equipment (S/.112.4 million in 2001 compared to S/.63.4 million in 2002) and (ii) a decrease in development expenditures (S/.28.0 million in 2001 compared to S/.22.8 million in 2002). The Company incurred S/.15.7 million in expenses in developing the Antapite mining unit in 2001 and no expenses in 2002; S/.3.3 million in expenses for constructing a new drainage tunnel, the Patón tunnel, at the Uchucchacua mining unit in 2001 compared with S/.19.2 million in 2002; and S/.7.6 million in developing the Nazareno vein in the Orcopampa mining unit in 2001 compared with S/.3.3 million in 2002. The decrease in net cash used in investing was off-set by increased purchases of investments (S/.6.4 million in 2001 compared to S/.11.3 million in 2002) relating to the acquisition of a minor share participation in Sociedad Minera El Brocal S.A.A., an indirect subsidiary and the proceeds from derivative instruments settled (S/.60.4 million in 2001 compared to S/.42.6 million in 2002).

Cash provided by (used in) financing activities

Net cash and cash equivalents provided by (used in) financing activities were negative by S/.194.7 million in 2003, negative by S/.127.1 million in 2002 and positive by S/.117.2 million in 2001.

Cash used in financing activities for the Twelve Months Ended December 31, 2003 and 2002. The increase in net cash flow used in financing activities in 2003 compared to 2002 was attributable to (i) increased payments of dividends of S/.68.9 million in 2002 compared to S/.151.7 million in 2003, and (ii) long-term debt payments of S/.12.1 million in 2002 compared to S/.21.1 million in 2003. The increase in net cash flow was off-set by a decrease in net payments of bank loans of S/.70.7 million in 2002 compared to S/.21.8 million in 2003.

Cash provided by (used in) financing activities for the Twelve Months Ended December 31, 2002 and 2001. The decrease in net cash flow provided by financing activities in 2002 compared to 2001 was attributable to: (i) net payments of bank loans of S/.70.7 million in 2002, while the Company obtained loans in a net amount of S/.37.6 million in 2001; (ii) increased payments of dividends (S/.46.8 million in 2001 compared to S/.68.9 million in 2002); and (iii) reduced indebtedness (S/.122.7 million in 2001 compared to S/.0.5 million in 2002). The decrease in net cash flow was off-set by additional sales of the Company's ADRs held in treasury (S/.13.8 million in 2001 compared to S/.24.0 million in 2002).

Recent Accounting Pronouncements

In January 2003, FASB issued FASB Interpretation N.46 ("FIN 46"), Consolidation of Variable Interest Entities, which provides guidance on identification and reporting for entities over which control is achieved through means other than voting rights. FIN 46 defines such entities as variable interest entities ("VIEs"). A FASB Staff Position issued in October 2003 deferred the effective date of FIN 46 to the first interim or annual period ending after December 15, 2003 for entities created before February 1, 2003 if certain criteria are met. Subsequently, during December 2003, the FASB issued FIN 46R which replaces the original interpretation. Application of this revised interpretation is required in financial statements for companies that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. FIN 46 did not have any impact on the Company's financial position or results of operations at December 31, 2003, or for the year then ended.

In April 2003, FASB issued SFAS N.149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The changes improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. SFAS 149 did not have any impact on the Company's financial position or results of operations at December 31, 2003, or for the year then ended.

In May 2003, FASB issued SFAS N.150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" providing guidance regarding classification of freestanding financial instruments as liabilities (or assets in some circumstances). SFAS 150 was originally effective for financial instruments entered into or modified after May 31, 2003 or at the beginning of the first interim period beginning after June 15, 2003 and was to be applied prospectively. However, on October 29, 2003, FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. These provisions require that mandatorily redeemable minority interest within the scope of SFAS 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of FASB's Liabilities and Equity Project or Phase II of FASB's Business Combinations Project. The Board also decided to (i) preclude any "early" adoption of the provisions of paragraph 9 and 10 for these non-controlling interests during the deferral period, and (ii) require the restatement of any financial statements that have been issued where these provisions were applied to mandatorily redeemable noncontrolling interests. SFAS 150 did not have any impact on the Company's financial position or results of operations at December 31, 2003, or for the year then ended.

The Emerging Issues Task Force ("EITF") formed a committee to evaluate certain mining industry accounting issues, including arising from the implementation of SFAS No. 141 and SFAS No. 142 to business combinations within the mining industry, accounting for goodwill and other intangible and the capitalization of costs after the commencement of production. The issues discussed included whether mineral rights are tangible or intangible assets, and impairment and business combination of mineral assets. At March 17-18, 2004, the EITF resolved that:

(a) Mineral rights (defined as the legal right to explore, extract, and retain at least a portion of the benefits form mineral deposits) are tangible assets and companies would be required to disclose the amounts of mining assets as a separate line item either in the face of the balance sheet or in the footnotes to the financial statements (whichever presentation contained the required detailed disclosure of the components of property, plant and equipment). This was ratified by the FASB Board, subject to resolution of a perceived inconsistency between the characterization of mineral rights as tangible assets and the characterization of mineral rights as intangible assets in SFAS Nos. 141 and 142. In order to resolve that inconsistency, the FASB Board directed the FASB staff to prepare a FASB Staff Position ("FSP") that will remove mineral rights for mining entities as examples of intangible assets in SFAS Nos. 141 and 142. This resolution will be effective when the FSP is finalized.

(b) The value associated with "possible" mineral reserves and anticipated fluctuations in the future market price of minerals should be included in the valuation of mineral assets when those assets are tested for impairment and recognized in a business combination. A company should ensure that cash outflows required to generate the cash inflows of potential reserves beyond "proven and probable" reserves also are considered in the impairment analysis. In addition, a company's assumptions about future price changes should be consistent with assumptions from other market place participants, which also would be expected to be consistent with other forward looking statements. Any goodwill impairment resulting from the initial application of this resolution should be reported in operating income. These resolutions were ratified by the Board at its March 31, 2004 meeting and will be applied prospectively to future business combination transactions.

Exploration and Development Costs; Capital Expenditures

Total capital expenditures and exploration and development costs for 2002 and 2003 (excluding exploration and development costs at the Company's principal mines, which are included as part of their cost of production) are estimated to be approximately US$29.9 million and US$15.7 million, respectively. These budgeted expenditures include the following projects: the construction of hoists at Uchucchacua and Orcopampa and general exploration projects. See "Item 4. Information on the Company--The Company--History and Development--Capital Expenditures". Exploration and development costs at locations other than the Company's principal mines are estimated to be approximately US$7.0 million in 2002 and US$7.0 million in 2003. Exploration and development costs, including such costs at the Company's principal mines are estimated to be approximately US$19.5 million. These exploration and development costs include all of the costs associated with exploration activities such as drilling, equipment and geological and metallurgical testing. Exploration and development expenditures for 2002 and 2003 relate primarily to the development of the following mining units and projects: La Zanja, Tantahuatay, Lancones, Jatun Orco, Huancavelica, Poracota, Patagonia, Samana, Salpo, Los Pircos and others. See "Item 4. Information on the Company--The Company--Business Overview--Exploration".

The Company undertook in EVAPs filed with the Peruvian government in March 1995 to make capital expenditures in respect of environmental projects. In 2001, 2002 and 2003, the Company incurred capital expenditures in connection with these environmental projects of approximately US$1.1, US1.0 and US$1.2 million, respectively. The Company expects to incur capital expenditures in respect of environmental projects of approximately US$1.2 million in each of 2004 and 2005. The Company's capital spending plans under the EVAPs were approved by the Peruvian government. The development of more stringent environmental protection programs in Peru could impose additional costs and other constraints on the Company's operations. See "Item 4. Information on the Company--The Company--Business Overview--Regulatory Framework--Environmental Matters".

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

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and the related notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP. Note 17 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, and Note 18 to the Yanacocha Financial Statements provides a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended December 31, 2001, 2002 and 2003 and partners' equity as of December 31, 2002 and 2003. Yanacocha presents its financial statements in U.S. Dollars.

Operating Results

Overview

Yanacocha, the largest gold producer in Latin America, was established in Peru in January 1992, and commenced production activities in August 1993. Yanacocha's operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 600 kilometers north of Lima and 45 kilometers north of the City of Cajamarca, at an altitude of 4,000 meters above sea level.

The primary factors affecting Yanacocha's results of operations are (i) prevailing world market prices for gold, (ii) the amount of gold produced and sold by Yanacocha and (iii) Yanacocha's cash costs.

Yanacocha's exploration activities encompass 166,561 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 104,839 hectares to Yanacocha, covered by 177 mining concessions and four provisional permits. Although Chaupiloma has not assigned to Yanacocha the mining rights to the remaining hectares, Chaupiloma permits Yanacocha to explore these hectares. Of the 177 mining concessions assigned to Yanacocha, approximately 16 are currently used in mining operations and the remaining mining concessions are being explored by Yanacocha. Yanacocha has acquired all the surface rights with respect to 13,400 hectares of the surface land covering its Carachugo, Maqui Maqui, San José and Cerro Yanacocha mining operations and the La Quinua and Cerro Negro deposits. In addition, Yanacocha has acquired 4,283 hectares of surface rights with respect to the Minas Conga deposit and is in the process of completing land acquisition for the Cerro Quilish deposit.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by the Company through its 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru Limited Sucursal del Peru ("Newmont Peru"). Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 1999. In 1999, Yanacocha paid an aggregate amount of US$80 million in dividends in respect of 1999 earnings. No dividends in respect of 1998 earnings were distributed by Yanacocha. Instead, cash that would have been paid was used by Yanacocha for property, plant and equipment in a US$122 million reinvestment program. In 2000, Yanacocha paid an aggregate amount of US$60 million in dividends in respect of 2000 earnings and increased the reinvestment program by US$71 million. The reinvestment program totaled US$193 million at December 31, 2000, which amount was capitalized during 2001. In 2001, Yanacocha paid an aggregate amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregate amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits. In 2003, Yanacocha paid an aggregate amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits (See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-72 and "Item 4. Information on the Company--Yanacocha--Overview").

On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from "Minera Yanacocha S.A." to "Minera Yanacocha S.R.L." As a result, Yanacocha (i) cannot have more than 20 partners; (ii) its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (See Note 11 to Yanacocha Financial Statements); and (iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

Gold prices. Yanacocha's revenues and earnings are strongly influenced by world market prices for gold. Such prices have historically fluctuated widely and are affected by numerous factors. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Cost applicable to sales. Cost applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of cost applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian generally accepted accounting principles, (iii) royalties of 3 percent of quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transport costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses and (vi) other costs.

Income tax. The uniform income tax rate in Peru was 27 percent of Peruvian taxable income until December 31, 2003. Effective January 1, 2004, the income tax rate in Peru is 30 percent of taxable income (Yanacocha, as explained below, has a stabilized corporate tax rate of 30 percent, excluding income from the La Quinua mine which had a tax rate of 27 percent until December 31, 2003 and 29 percent as of January 1, 2004) and for financial statement purposes is calculated for Yanacocha in accordance with U.S. GAAP. Pursuant to Supreme Decree No.027-98-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase the company's productivity. This investment credit is based on 80 percent of amounts reinvested.

Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. A Mining Law Stabilization Agreement is a standardized agreement prepared by the MEM, the Ministry of Economy and Finance, the Central Bank and other Peruvian governmental ministries. Such agreements (i) provide stabilized corporate tax rates, (ii) grant the ability to obtain VAT credit, (iii) provide full access to foreign currency and guarantee treatment in all foreign exchange matters as is given to Peruvian nationals, (iv) protect against foreign exchange controls and (v) grant the right to freely dispose of and export mineral products. Yanacocha has entered into such agreements with regard to the following mines: Carachugo/San Jose, Maqui Maqui, Cerro Yanacocha and La Quinua. Pursuant to these agreements, the income tax rate in Peru is 30 percent of taxable income, excluding income from the La Quinua mine which had a tax rate of 27 percent until December 31, 2003 and 29 percent as of January 1, 2004.

Critical Accounting Policies

The Commission requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially effect materially different results under different assumptions and conditions. Note 2 to the Yanacocha Financial Statements include a summary of the significant accounting policies and methods used in the preparation of Yanacocha's Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by Yanacocha.

General

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions relate to the basis for future cash flow estimates and units-of-production, depreciation, depletion and amortization of property, plant and equipment and mine development, impairment of long-lived assets, reclamation and closure obligations, legal environmental contingent liabilities, estimates of recoverable gold and other minerals in stockpile and leach pad inventories, write-downs of inventory to net realizable value, employee benefit liabilities, valuation allowances for deferred tax assets and reserves for contingencies and litigation. Actual amounts could differ significantly from these estimates under different assumptions or conditions.

Accounting changes

During the third quarter of 2002, Yanacocha changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation, depletion and amortization of property, plant and equipment to capitalize these costs as part of inventory production cost. This change was made to better reflect the cost of inventories according to generally accepted accounting principles in the United States. The effect of this change was to increase net income by US$4.9 million in 2001, US$7.6 million in 2000 and US$8.8 million for previous years. In addition, Yanacocha revised the depreciation rates applied to its property, plant and equipment. As a result of this correction, net income was decreased by US$5.9 million in 2001 and US$4.9 million in 2000 and increased by $11.3 million for previous years.

Inventories

Generally, costs incurred in, or that benefit, the productive process, are inventoried. Inventories are carried at the lower of average cost or net realizable value. The determination of current inventories is based on amounts expected to be processed within the next twelve months. Inventories that are not expected to be processed within the next twelve months are classified as long-term.

The principal inventory classifications are as follows:

Ore on leach pad

The recovery of gold from certain oxide ores is most efficiently achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a leach plant where the gold-in-solution is recovered. For accounting purposes, the value added to leach pads is based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Value is removed from the leach pad as ore is recovered and such value is based on the average cost per recoverable ounce of gold on the leach pad.

Engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). Generally, leach pad production cycles project the recovery of approximately 95 percent of the placed recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and as actual results are obtained, engineering estimates are refined. The ultimate recovery of gold from a pad will not be known until the leaching process is terminated.

Changes in engineering estimates could significantly affect, among other things, Yanacocha's net income and operating costs.

The current portion of leach pad inventories is determined based on engineering estimates of the quantity of gold at the balance sheet date expected to be recovered during the next twelve months.

Precious metals

Precious metals inventories represent saleable gold doré or gold bullion and are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus refining costs.

Depreciation of property, plant and equipment

Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from approximately 5 to 26 years (taking into consideration that operations commenced in 1993), but do not exceed the related estimated mine life based on proven and probable reserves.

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

Amortization of mine development

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred prospectively to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. Such costs, and estimated future development costs, are amortized using the unit-of-production method over the estimated life of the ore body based on the estimated recoverable ounces mined from proven and probable reserves.

The unit-of-production method of amortization of mine development costs is based on estimating the reserves in a mine. The mine reserves estimate is based on complex evaluations which include estimates and subjective decisions as discussed above. In this regard, changes in such estimates could significantly affect, among other things, Yanacocha's net income and operating costs.

Impairment of long-lived assets

Yanacocha reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows include estimates of recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production and capital, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or Yanacocha's performance could have a material effect on Yanacocha's financial position and results of operations.

Reclamation and remediation costs

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003, which established a uniform methodology for accounting for estimated reclamation and abandonment costs. Accordingly, on January 1, 2003, Yanacocha recorded the estimated present value of reclamation liabilities ("asset retirement obligation" or "ARO") and increased the carrying amount of the related asset to be retired in the future. Yanacocha allocates the carrying amount of the related asset to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million for the carrying amount of the related asset, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities.

Prior to the adoption of SFAS No. 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs for active mines were accrued and charged over the expected operating lives of the mines using the unit of production method based on proven and probable reserves. Future remediation costs for inactive mines were accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates were reflected in earnings in the period an estimate was revised.

Results of Operations for the Twelve Months Ended December 31, 2003 and 2002

Sales

Sales increased 45 percent from US$713.4 million in 2002 to US$1,036.4 million in 2003, due principally to an increase of 24.7 percent in production and an increase of 17 percent in price per ounce of gold. The average price per ounce of gold increased from US$311 in 2002 to US$363 in 2003, which resulted in a total sales increase of approximately US$149 million for the year. Increased production resulted in a 25 percent increase in the quantity of gold sold, from 2,291,967 ounces in 2002 to 2,858,680 ounces in 2003. Production by mine is as follows:

Mine	2003	2002
	Ounces	Ounces
Yanacocha	813,132	903,581
La Quinua	1,146,757	765,756
Carachugo	826,920	585,250
Maqui - Maqui	64,334	30,997
	2,851,143	2,285,584

The increase in production at the La Quinua and Carachugo mines is due to higher levels of tonnage placed in leach pads, the higher level of head grade of ore placed and the improved grade of the pregnant solution from carbon columns contributions.

Costs applicable to sales

Costs applicable to sales increased 21 percent from US$313 million in 2002 to US$377 million in 2003, due primarily to higher operating cost, royalties and workers profit participation cost. Cash costs per ounce of gold decreased 3.8 percent from US$134 in 2002 to US$129 in 2003, primarily as a result of a lower operating cost per ounce of US$115 in 2002 compared to US$104 in 2003, and as result of an improved grade in ore mined and contributions of additional carbon columns at La Quinua and Cerro Yanacocha. This decrease was partially off-set by an increased workers participation cost per ounce of gold due to a higher applicable net taxable income. Operating costs increased from US$302.5 million in 2002 to US$316.3 million in 2003. Operating costs consist primarily of blasting, loading and hauling costs which increased in 2003 primarily as a result of an increase in fuel price to an average of US$1.83 per gallon in 2003 compared to US$1.43 per gallon in 2002. Additional increases in operating costs resulted from the increase in costs associated with the Company's assistance to the city of Cajamarca.

The increase in the royalty expense paid to S.M.R.L. Chaupiloma Dos de Cajamarca (equivalent to 3 percent of net sales) was directly related to the increase in sales revenues. Royalty expense was US$31.7 million in 2003 compared to US$21.6 million in 2002. Workers profit participation expense is calculated based on taxable income and in accordance with Peruvian labor legislation. See "Item 4. Information on the Company--Yanacocha--Employees." This increase in workers profit participation expense is directly related to the increase of net taxable income. Workers' participation was US$44.5 million in 2003 and US$24.1 million in 2002.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased 28 percent from US$114.8 million in 2002 to US$146.8 million in 2003. This increase is attributable principally to leach pad expansion at the La Quinua (Stage 3) and Carachugo (Stage 9) mines, whose assets were depreciated for the entire year 2003. The Company also incurred an additional depreciation expense of US$9.5 million in connection with its asset retirement cost as a result of the adoption of SFAS No. 143. In addition, the Company capitalized less depreciation into inventory in 2003 than 2002 as a result of increased production and other additions to the property, plant and equipment contributed to the increase in depreciation.

Interest expense and other

Interest expense and other decreased 86 percent from US$7.5 million in 2002 to US$1.1 million in 2003. This decrease is due primarily to a decrease in the Company's debt position from US$115 million in 2002 to US$67 million in 2003 and an increase in the amount of interest capitalized in 2003 to US$4.6 million from US$3 million in 2002 as a result of increased capital investments in construction.

Other expenses

Other expenses increased primarily due to the write-off of US$16.6 million for asset retirement cost related to the Maqui Maqui mine. This write-off was off-set by a US$1.3 million insurance payment received in connection with a settlement related to the remediation costs incurred in connection with mercury spill in 2000. See "Item 4. Information on the Company--Yanacocha--Legal Proceedings". In addition, the insurance payment was off-set by US$0.9 million in remediation costs incurred for public environmental clean-up and fines associated with general remediation liabilities.

Income tax provision

The increase in income tax provision was directly related to Yanacocha's increase in taxable income. The net effective tax rate was 25.6 percent in 2003 compared to 24.6 percent in 2002. The statutory rate for both years is a blend of 30 percent and 27 percent. The difference in the effective rate is a result of investment credits.

Cumulative effect of change in accounting principle

As explained above under Critical Accounting Policies, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", on January 1, 2003 and recorded the estimated present value of reclamation liabilities ("asset retirement obligation" or "ARO") and increased the carrying amount of the related asset to be retired in the future. Yanacocha allocates the carrying amount of the related asset to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million for the carrying amount of the related asset, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities. As of December 31, 2003, Yanacocha recorded a decrease of US$26.4 million in ARO for the Cerro Yanacocha mine and an increase of US$16.6 million in the ARO for the Maqui Maqui mine. A net decrease of US$0.8 million was recorded for the other mines.

The ARO corresponds primarily to activities to be performed in the restoration of the mines and related areas once the gold extraction process has been finished. The principal activities that the Company plans to perform for each mine include the operation of water treatment plants, demolition work, re-vegetation work, earth work and rinsing of the leach pad areas.

At December 31, 2003 the ARO per mine is composed as follows:

Mine	ARO
(in thousands of US$)
Maqui Maqui	25,111
Carachugo	25,606
La Quinua	17,929
Cerro Yanacocha	22,773
China Linda	329
91,748

Net Income

As a consequence of the foregoing, net income increased 62 percent from US$197.9 million in 2002 to US$320.4 million in 2003. As a percentage of sales, net income increased from 27.7 percent in 2002 to 30.9 percent in 2003.

Results of Operations for the Twelve Months Ended December 31, 2002 and 2001

Sales

Sales increased 37.8 percent from US$517.8 million in 2001 to US$713.4 million in 2002, due principally to an increase in production of 20.1 percent and an increase of 15.2 percent in the price per ounce of gold. The volume of gold sold increased 19.7 percent from 1,914,566 ounces in 2001 to 2,291,967 ounces in 2002 primarily due to the full operation of La Quinua. The average price per ounce of gold increased 15.2 percent from US$270 in 2001 to US$311 in 2002, which accounted for US$94 million of the total sales increase.

Costs applicable to sales

Costs applicable to sales increased 29.3 percent from US$242 million in 2001 to US$313 million in 2002, due primarily to the increased level of production. Cash costs per ounce of gold, which is a measure used to track Yanacocha's cost of sales, increased 8.9 percent from US$123 in 2001 to US$134 in 2002. This increase was due to increases in operating costs, royalty expense and workers profit participation expense. Operating costs increased from US$219.3 million in 2001 to US$302.5 million in 2002. Per ounce operating costs increased from US$107 in 2001 to US$115 in 2002. Operating costs consist primarily of blasting, loading and hauling costs which all increased in 2002, due principally to La Quinua mine, which was in operation for an entire year in 2002 and required additional operating costs due to the characteristics of the ore extracted from this mine. Additional increases in operating costs resulted from higher maintenance cost on equipment and consulting cost related to operations improvements. The increase in the royalty expense paid to S.M.R.L. Chaupiloma Dos de Cajamarca (equivalent to 3 percent of net sales) was directly related to the increase in sales. Royalty expense was US$21.6 million in 2002 compared to US$15.3 million in 2001. Workers profit participation expense is calculated based on net taxable income and in accordance with Peruvian labor legislation (See "Item 4. Information on the Company--Yanacocha--Employees). This increase in workers profit participation expense is directly related to the increase of net taxable income. Workers' participation was US$19.8 million in 2002 and US$8.6 million in 2001.

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

Interest expense and other

Interest expense and other increased 85 percent from US$4.0 million in 2001 to US$7.5 million in 2002. This increase is due primarily to a decrease of capitalized interest from US$9.4 million in 2001 to US$ 3.0 million in 2002, partially off-set by the decreased debt position and a decrease in the LIBOR rate.

Interest expense allocable to the costs of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Other Expenses

Other expenses reduced in US$8.8 million primarily from remediation costs which resulted in a credit to operating results due to an insurance payment of US$6.3 million received in connection with the mercury spill that occurred in 2000. This credit was off-set by US$2.9 million in remediation costs associated with public environmental clean-up and fines associated with general remediation liabilities.

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

Non-GAAP information reconciliation

Operating cash cost per ounce of gold sold is defined as the total of costs applicable to sales, excluding non-cash provisions for reclamation and remediation costs, and comprises operating costs, management fees, royalty expenses, selling expenses, write off of assets, workers' profit participation costs and credits for by-product sales. Operating cash cost is a non-GAAP financial measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. When analyzing operating performance, investors should use Operating cash cost in addition to, and not as an alternative to cost of sales. Operating cash cost per ounce is derived from historical statements of income and is presented as supplemental information because management believes it provides additional information to evaluate operations. A reconciliation of the Company's operating cash cost per ounce to U.S. GAAP cost of sales is presented below.

	2003	2002	2001
	US$	US$	US$
Cost applicable to sales (U.S. GAAP)	377,214	312,980	241,991
Accretion expense	(6,534)	(6,876)	(5,744)
Other operating costs	(688)	943	__
Cash costs	369,992	307,046	236,247 -

Total ounces sold	2,858,680	2,291,967	1,914,566

Operating cash cost per ounce	129	134	123

Liquidity and Capital Resources

Cash provided by operating activities

At December 31, 2003, Yanacocha had cash and cash equivalents of US$46.4 million, substantially all of which were held in U.S. Dollars, as compared to US$46.8 million and US$10.5 million at December 31, 2002 and 2001 respectively. This excludes cash and cash equivalents in the Bank of New York established in connection with the Yanacocha Receivables Securitization. These funds are restricted and a portion is held in escrow for payment of Yanacocha's next interest and principal installments.

Yanacocha's operations generated a net cash flow of US$542.1 million in 2003, US$320.0 million in 2002 and US$228.0 million in 2001. The increase in net cash flow provided by operating activities in 2003 is primarily attributable to the increase in production and sales of gold, partially off-set by higher cash costs and income tax pre-payments. The increase in net cash flow in operating activities in 2002 was attributable to the increase in gold prices and gold ounces sold partially off-set by higher cash costs.

Cash used in investing activities

Net cash used in investing activities was US$194.2 million in 2003, US$146.7 million in 2002 and US$276.9 million in 2001. Investing activities consisted primarily of capital expenditures associated with the expansions of the La Quinua (stage 2 & 4) and Cerro Yanacocha (stages 5 & 6) leach pads. Yanacocha invested US$40.6 million and US$32 million, respectively, in 2003 for these projects. In addition, Yanacocha invested US$18.3 million in the construction of two new carbon column plants for each of La Quinua and Cerro Yanacocha mines, US$30.3 million in new mining equipment, US$24.4 for environmental and regional water management projects and the remaining balance in other ongoing expansion work. For 2002, principal capital expenditures were related to leach pad expansions (US$69.2 million), environmental expenditures (US$14.3 million), carbon column plant and new refinery (US$12.9 million) and other replacement capital. In 2001, capital expenditures were related to the completion of Stage 1 of the La Quinua leach pad, leach pad expansions at Carachugo and Cerro Yanacocha, acquisition of mining equipment including new front shovels and other replacement capital.

Cash used in financing activities

Net cash used in financing activities was US$348.4 million in 2003 and US$136.9 million in 2002. In 2001 Yanacocha had positive financing cash flows due to proceeds received from debt issuance. In 2003, financing activities consisted principally of the payment of long-term debt of US$47.6 million and dividend payments to partners of US$300.0 million. In 2002, financing activities consisted principally of the payments of dividends to partners of US$50.7 million and repayments of long-term debt of US$111.9 million. This was off-set by proceeds from long-term debt of US$28.8 million, as described in Note 10 to the Yanacocha Financial Statements. In 2001, the Company paid dividends of US$10.0 million and repaid long-term debt US$34.5 million. These cash payments were off-set by proceeds from long-term debt of US$75.6 million necessary to finance the expansion and development of the mines.

Exploration and Development Costs; Capital Expenditures

Yanacocha's exploration and development costs during the period from 1992 through 2003 were financed with a combination of internally generated funds, advances from partners and loans from DEG and IFC. For 2004, Yanacocha plans to spend approximately US$16.9 million on exploration and development that will be expensed and an additional US$14.6 million that will be capitalized and that relates to exploration activities for ore bodies that are currently classified as reserves. These exploration and development costs include all of the costs associated with exploration activities such as drilling services (which are subcontracted), geologists and metallurgical testing. Yanacocha is also planning to invest US$12.2 million to develop the Minas Conga ore body. See "Item 4. Information on the Company--Yanacocha--Exploration".

Yanacocha's capital expenditures from its formation in 1992 through 2003 were financed with a combination of internally generated funds, advances from shareholders, loans from DEG and IFC and proceeds from the Yanacocha Receivables Securitization (see Note 10 to the Yanacocha Financial Statements). Such capital expenditures have related principally to the development of the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants, at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of one agglomeration plant at La Quinua, and the expansion of the leach pads for the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha's capital expenditures from its formation through December 31, 2003 totaled approximately US$1,403 million.

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

Yanacocha anticipates that its capital expenditures for 2004 will be approximately US$276 million (including the capitalized exploration costs referred to above).

Research and Development

The Company is a mining exploration, development and production company and does not engage in research and development activities.

Trend Information

The Company's Trend Information

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

Yanacocha's Trend Information

Other than as disclosed in this Annual Report, Yanacocha is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Yanacocha's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

The Company's Off-Balance Sheet Information

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Yanacocha's Off-balance Sheet Arrangements and Contractual Obligations

The following table shows Yanacocha's other commercial commitments, in addition to the contractual obligations disclosed in the section "Contractual Obligations", which are not disclosed in our financial statements as of December 31, 2003. The guidance under FR-67 defines purchase agreements as goods or services that are enforceable and legally binding on a company, where the terms are specific with fixed or minimum quantities to be purchased, fixed or minimum or variable price provisions and there is a stated timing for the transaction:

	Total	Amount of Commitment Expiration per Period (in thousands of U.S. Dollars)
	Amounts	Less than	1-3	4-5	Over 5
	Committed	year	years	years	years

Power supply	34,349	8,206	11,619	7,746	6,778
Fuel and oil inventory at site	4,439	4,439	--	--	--
Open purchase orders	60,506	60,506	--	--	--
	_____	______	______
Total Commercial Commitments	99,294	73,151	11,619	7,746	6,778

Tabular Disclosure of Contractual Obligations

The Company's Contractual Obligations

The following table shows the Company's contractual obligations as of December 31, 2003:

Payments Due By Period (in millions of Nuevos Soles)
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-Term Debt--------------------------...	110.5	67.1	43.4	N/A	N/A
Capital Lease Obligations--------------------..	N/A	N/A	N/A	N/A	N/A
Operating Leases --------------------------.	N/A	N/A	N/A	N/A	N/A
Unconditional Purchase Obligations --------...	N/A	N/A	N/A	N/A	N/A
Other Long-Term Obligations --------------..	N/A	N/A	N/A	N/A	N/A

Total Contractual Cash Obligations------------..	110.5	67.1	43.4	N/A	N/A

As of December 31, 2003, the Company had no other commercial commitments.

Yanacocha's Contractual Obligations

The following table shows Yanacocha's contractual obligations as of December 31, 2003:

		Payments Due By Period (in thousands of U.S. Dollars)
		Less than	1-3	4-5	After 5
	Total	year	years	years	years
Long-Term Debt	56,000	26,000	26,000	4,000	--
Capital Lease Obligations	11,356	4,012	7,344	--	--
Operating Leases	N/A	N/A	N/A	N/A	N/A
Unconditional Purchase Obligations	N/A	N/A	N/A	N/A	N/A
Reclamation and Remediation Liability	91,748	6,105	22,043	5,138	58,462
Other Long-Term Obligations	N/A	N/A	N/A	N/A	N/A
	______	_____	______
Total Contractual Cash Obligations	159,104	36,117	55,387	9,138	58,462

These loans are collateralized by certain of the Yanacocha's assets and are also specifically secured by future gold sales, through a trust agreement with the Bank of New York.

ITEM 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

The Board of Directors of the Company is responsible for policy decisions and overall direction of the Company and other corporate matters in accordance with the Company By-laws and the Peruvian Companies Law. The Company's executive officers oversee the business of the Company and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders (the "Annual Obligatory Meeting") for a three year term. The last election took place on March 26, 2002, and the next election is scheduled for March 2005. See Item 10. "Additional Information--Memorandum and Articles of Association".

The Company's current directors and executive officers are as follows:

Name	Position	Date First Appointed	Current Term Ends
Directors
Alberto Benavides de la Quintana(1)	Chairman of the Board	1980	March 2005
Jorge Benavides de la Quintana(1)	Director	1955	March 2005
Norman Anderson	Director	1994	March 2005
Luis Coleridge	Director	2000	March 2005
Aubrey Laurence Paverd	Director	2002	March 2005
Carlos H. Plenge Washburn	Director	1980	March 2005
Felipe Ortiz-de-Zevallos	Director	2003	March 2005

Executive Officers
Roque Benavides Ganoza(1)	President and Chief Executive Officer	2001
Carlos E. Gálvez Pinillos	Vice President and Chief Financial Officer	2001
Raúl Benavides Ganoza(1)	Business Development Vice President	1997
Mario Santillán Farje	Operations Vice President	1992
José Miguel Morales Dasso(1)	General Counsel	1970
César E. Vidal	Explorations Vice President	1996
Carlos Humberto Rodríguez Calle	Comptroller	1975

_______________

(1) Alberto Benavides de la Quintana is the father of Roque Benavides Ganoza and Raúl Benavides Ganoza, the father-in-law of José Miguel Morales Dasso and the brother of Jorge Benavides de la Quintana.

Set forth below is biographical information concerning members of the management of the Company:

Alberto Benavides de la Quintana, Founder, Chairman and member of the Compensation Committee and Nominating/Corporate Governance Committee. Mr. Alberto Benavides served as Chief Executive Officer of the Company from 1953 to February 2001 and as a director of the Company from 1953 to 1964 and from 1971 to the present, serving as Chairman since 1980. He has been Vice Chairman of Yanacocha's Executive Committee since 1992. He also has served as a director of numerous other mining and mining-related companies that are subsidiaries of the Company. He spent 17 years (1944-1952 and 1964-1971) with Cerro de Pasco Corporation, a Delaware corporation engaged in the mining business that has since been expropriated by the Peruvian government and renamed Centromín Perú, where he was in various management and executive positions involved in the exploration and geology of mines in Peru, including serving as President from 1964 to 1971. He served as President of the Privatization Committee for Centromín from 1992 to 1994 and as director of the Banco Central de Reserva del Perú (the Central Reserve Bank of Peru) from 1992 to 2000. He received a B.S. degree in Engineering from the Universidad Nacional de Ingeniería (National University of Engineering, or "UNI") in Peru in 1941 and an M.S. in Geology from Harvard University in 1944 and completed the Advanced Management Program at the Harvard Business School in 1971.

Jorge Benavides de la Quintana, Director and member of the Nominating/Corporate Governance Committee. Mr. Jorge Benavides has been a director of the Company since 1955. He served as General Manager of the Company from 1964 to 1986. He also served on the board of Recuperada S.A. from 1981 to 1996. He received his B.S. in Agricultural Engineering from the Universidad Nacional Agraria (National Agrarian University) in 1961.

Norman Anderson, Director and member of the Nominating/Corporate Governance Committee. Mr. Anderson has been a director of the Company since 1994. He is currently President of Anderson & Associates, a Canadian consulting firm. In 1991, he was elected Chairman of the Board of International Corona Corporation, a Canadian gold mining company that has since merged with a wholly owned subsidiary of Homestake Company, a U.S. mining company. From 1980 to 1986, he was Chief Executive Officer and Chairman of the Board of TCL. He was employed from 1970 to 1973 by AMAX Inc., a company that has since merged with Cyprus Minerals Company to create Cyprus Amax, and from 1953 to 1970 by TCL. He is currently a Chairman and Chief Executive Officer of EuroZink Mining Corporation and is a director or officer of other minor mining companies. Mr. Anderson graduated from the University of Manitoba with a B.S. in Geological Engineering in 1953.

Luis Coleridge, Director, Financial Expert, Chairman of the Audit Committee and member of Nominating/Corporate Governance Committee. Mr. Coleridge was elected director of the Company on March 29, 2000. He is presently an independent business consultant. A retired partner of Arthur Andersen & Co., Mr. Coleridge's career spanned 33 years, in which he rose to the position of Managing Partner of Peruvian operations and retired in 1997. He was also professor of accounting and auditing at the Universidad Nacional Mayor de San Marcos ("UNMSM") and other Peruvian universities and colleges. Mr. Coleridge graduated from UNMSM with a B.S. degree in 1962 and completed post-graduate studies in Economics in 1964.

Aubrey Laurence Paverd, Director and member of the Nominating/Corporate Governance Committee. Dr. Paverd is currently a private consultant based in Melbourne, Australia. From 1994 to 2000, he held the position of Group Executive Exploration with North Ltd., a diversified mining company with gold and base metal mines in Australia, Europe, North and South America. His career with Newmont Mining Corporation spanned 21 years. Beginning as Chief Geologist South Africa in 1973, rising through the positions of Chief Geologist Tsumeb Corporation Ltd., Namibia, a subsidiary of Newmont, to assistant to the Vice President of Exploration in New York in 1979, Director of Foreign Exploration in 1981 and ultimately Vice President of Exploration when he left Newmont in 1994. Mr. Paverd was also a lecturer in geology at Rhodes University during 1972 and 1973 and worked as a field and mining geologist in Australia and Zambia during the period from 1962 to 1969. He received B.S. (Hons) and M.S. degrees from Rhodes University in 1961 and 1966 respectively and a Ph.D. from the University of James Cook North Queensland in 1972. Mr. Paverd is currently also a director of Randgold Resources Ltd., a London listed West African gold mining company.

Carlos H. Plenge Washburn, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Plenge is a founder of the Company, has been a director of the Company since 1980. Mr. Plenge is also an alternate member of the Executive Committee of Yanacocha since 1995 and a director of Recuperada S.A. from 1987 to 1996 and Iminsur since 1985. From 1953 to the present, he has been a consulting engineer with a special concentration in mechanical mining for numerous mining companies. He worked in the concentration department of Cerro de Pasco from 1950 to 1953 and in the department of investigations of Cerro de Pasco from 1941 to 1948. In 1949, he served as a sub-director of the Cuerpo de Ingenieros de Minas del Perú (Corps of Mining Engineers of Peru). He attended the Escuela Nacional de Ingenieros (National School of Engineers) in Peru and received his B.S. in Mining Engineering from the University of Missouri-Rolla in 1940 and a M.S. in Minerals from the School of Mines of Montana in 1941.

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz has been a director of the Company since August 2003. Mr. Ortiz received a degree in Industrial Engineering from The National Engineering University in 1968, received an M.S. in Administration and Information Technology from the University of Rochester in 1970 and completed the Owner/President Management program at Harvard in 1996.

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

Raúl Benavides Ganoza, Business Development Vice President. Mr Benavides has been the Business Development Vice President of the Company since 1992. He is also currently an alternate member of the Executive Committee of Yanacoha (1992-to date) and board member of several of the Company's subsidiaries. From 1984 to 1996 he was Manager of Orcopampa. Prior to that time, Mr Benavides was a Manager of Operations from 1983 to 1984 and Chief of Mining from 1980 to 1983 at Colquirrumi. Since 1995, he has been a professor of mining administration at Pontificia Universidad Católica del Perú. Mr. Benavides also has served as Vice President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering) since 1994 and was also the President of the Instituto de Seguridad Minera del Perú (Mining Safety Institute of Peru) from 1996 to 2000. Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Advanced Management Program at The Harvard Business School in 2001.

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

José Miguel Morales Dasso, General Counsel. Mr. Morales has been General Counsel to the Company since 1973. From 1992 to 1995, Mr. Morales served as an alternate member of the Executive Committee of Yanacocha. Mr. Morales has also served as a member of the Executive Committee of Yanacocha since 1995. Mr. Morales currently also serves as a director of seven of the eleven mining and mining-related subsidiaries or affiliates of the Company. In addition, he has served as a director of the Instituto Nacional de Derecho de Minería y Petróleo (National Institute of Mining and Petroleum Law), serving as its President from 1989 to 1990 and as a director of the Sociedad de Minería y Petróleo del Perú (Mining and Petroleum Society of Peru) since 1998, serving as its vice chairman since 2000. He has been a director of the following non-mining related companies: Almacenera del Perú S.A. from 1992, Inversiones Cosepa S.A. from 1979, Hotel Costa del Pacífico S.A. from 1994 and El Pacífico--Peruana Suiza Compañía de Seguros from 1979. Since 1973, he also has been a partner of Estudio Aurelio García Sayán--Abogados, a Lima law firm. In February 2003, Mr. Morales was elected president of La Sociedad Nacional de Mineria y Petroleo del Peru (National Association of Minerals and Petroleum of Peru). Mr. Morales received his law degree from Pontificia Universidad Católica del Perú in 1968 and completed the Sloan Program at Stanford University's Graduate School of Business in 1976.

César E. Vidal, Explorations Vice President. Mr. Vidal has been Explorations Vice President of the Company since the beginning of 1996. Mr. Vidal also currently serves as director of El Brocal and Coimolache. From 1981 to 1987, he served as a geologist for BISA. Prior to joining the Company, from 1991 to 1995, he served as an independent economic geologist consultant to several mining companies, including the Company. From 1987 to 1991, he served as the chief geologist for Perubar S.A., a Peruvian zinc mining company. Mr. Vidal received his B.S. in Geology from UNI in 1977, a Ph.D. in Geology from the University of Liverpool in 1980 and certification as an engineering geologist in Peru from UNI in 1984. He also was a post-doctoral research fellow at the Universität Heidelberg (the University of Heidelberg) from 1985 to 1986.

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

Compensation

During the year ended December 31, 2003, the aggregate amount of compensation paid by the Company to all directors and executive officers was approximately S/.7.9 million, including director's fees accrued in 2002 and paid in 2003. The Company does not disclose to its shareholders or otherwise make available public information as to the compensation of its individual directors or executive officers.

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

Board Practices

The Audit Committee

The Audit Committee, composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual, is responsible for assisting in the appointment of independent auditors to be elected at the general meeting of shareholders ("General Meeting") and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews the Company's annual and quarterly financial statements, reviews financial statements before their presentation to the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or "CONASEV"), the Bolsa de Valores de Lima (Lima Stock Exchange) and the Commission and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Coleridge, Ortiz and Plenge.

The Compensation Committee

The Compensation Committee is responsible for recommending, evaluating and approving executive (other than the chief executive officer) compensations, evaluating the performance of the chief executive officer and making recommendations to the board of directors relating to management compensation generally, including equity incentive compensation plans. The board of directors approves the compensation of the chief executive officer.

Nominating/Corporate Governance Committee

The Nominating/Corporate Committee is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders, and monitoring issues and practices related to corporate governance and to propose necessary actions in respect thereof.

Employees

At December 31, 2003, the Company, together with its subsidiaries, had 2,096 employees, of which 1,068 were on the Company's payroll. In addition, the Company has entered into arrangements with independent contractors which employed 1,612 persons who worked at the Company's operations. Although the total number of employees has decreased since December 31, 1997, the Company has sought to strengthen its workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2003, the average tenure of the permanent laborers of the Company at the Julcani, Uchucchacua, Orcopampa and Recuperada mines (the only mines for which the Company has long-term historical records) was approximately 16 years.

Of the Company's 1,068 permanent employees, approximately 70 percent are members of eight different labor unions (three unions and one labor union committee for clerical workers and three unions and one labor union committee for permanent laborers), which represent all clerical workers and laborers in collective bargaining negotiations with the Company. Each of the labor unions is a company-based union with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in the Company's production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length, and set wages for the applicable period and include increases as negotiated and certain other employee benefits, such as overtime, bonuses and family benefits.

Compensation received by the Company's employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of the Company's employees and housing, hospitals and a full range of social services for the Company's permanent employees and their families at townsites near its mines in compliance with mining regulations. The Company voluntarily provides power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount, four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by the Company to the Fondo Nacional de Capacitación Laboral de Promoción del Empleo (FONCAL PROEM), a fund to be established to promote employment and employee training.

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

In addition, the Company pays to ES SALUD nine percent of its total payroll for general health services for all permanent employees. Prior to May 1997, the Company was required to pay to ES SALUD one percent of its payroll of blue collar employees for employment-related illness and accidents (the "Workers Compensation Fund Payment"). In addition, Law No. 26790 also requires the Company to provide private insurance representing an average payment equal to 1.30 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards. The Company must also pay a total of two percent of its total payroll for the Extraordinary Solidarity Tax.

In the past five years, the Company has not experienced any strikes.

Share Ownership

At April 30, 2004, directors and executive officers of the Company, as a group, owned 26,574,967 Common Shares, representing a percentage beneficial ownership of Common Shares of 19.34 percent. The directors and executive officers of the Company do not own any Investment Shares.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

At April 30, 2004, the Company had outstanding 137,444,962 Common Shares and 372,320 Investment Shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of April 30, 2003 with respect to each shareholder known to the Company to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers of the Company as a group.

Control of the Company*

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Benavides Family(1)	36,851,546	26.82	30,000	8.06	36,881,546	26.77
Fidelity Management & Research Co.	11,948,700	8.70	--	--	11,948,700	8.67
Cia Minera Condesa S.A.	10,565,130	7.69	15,933	4.28	10,581,063	7.68
Fidelity Contrafund	6,214,700	4.53	--	--	6,214,700	4.51
Merrill Lynch Investment Managers Ltd. (U.K.).	6,077,570	4.43	--	--	6,077,570	4.41
AFP, Nueva Vida	4,153,032	3.03	--	--	4,153,032	3.02
AFP, Integra	4,106,453	2.99	--	--	4,106,453	2.98
AFP Horizonte.	3,750,049	2.73	--	--	3,750,049	2.72
Directors and Executive Officers as a Group	26,574,967	19.34	3,257	0.88	26,578,224	19.29

________________

(1) Includes Common Shares directly or indirectly owned by Alberto Benavides de la Quintana and certain members of his immediate and extended family and their spouses.

(2) The beneficial ownership of Common Shares adds up to more than 100 percent due to participation by certain members of the Benavides Family as Directors and/or Executive Officers of the Company.

* At April 30, 2004.

As of April 30, 2004, the Company estimates that 64,155,399 ADSs are held in the United States which represent approximately 46.67 percent of Common Shares outstanding. The number of institutional record holders of the Company's Common Shares (or of ADSs representing its Common Shares) in the United States was nineteen institutions at April 30, 2004.

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

Chaupiloma is owner of the mining rights developed by Yanacocha and received a 3 percent royalty on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to S/.56,273,000, S/.78,503,000 and S/.111,398,000 in 2001, 2002 and 2003, respectively, and are presented as royalty income in the consolidated statements of income.

Condesa received cash dividends from Yanacocha of approximately S/.15,543,000 , S/.79,216,000 and S/.459,509,000 in 2001, 2002 and 2003, respectively.

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2003. The revenues related to this service contract amounted to approximately S/.10,875,000 for the year-ended December 31, 2003 and S/.10,185,000 for the year-ended December 31, 2002.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. The construction work was completed, pursuant to the contract, in October 2001. Concurrently, Yanacocha and the Company singed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services amounted to approximately S/.13,615,000 in 2003 (S/.14,136,000 in 2002).

In October 2000, the Company and Newmont Mining agreed to transfer interests that each company separately held in properties in northern Peru into Yanacocha, a company in which Buenaventura and Newmont Mining are the principal shareholders. Under the unification plan for these property interest and in accordance with agreements signed between the Company and Newmont Mining in December 2000, the Company invoiced Yanacocha approximately S/.37,734,000 for machinery and equipment, mining concession rights, inventory and land. The remaining balance at December 31, 2000 of S/.13,131,000 was fully collected in 2001.

In accordance with the terms of a contract signed between Yanacocha and the Company on December 19, 2000, the Company was engaged to manage the administration of the China Linda lime plant until December 18, 2010. However, in 2001 Yanacocha elected to terminate the contract and made a payment to the Company of US$1,800,000 (S/.6,563,000).

Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

Consolidated Financial Statements

See "Item 19. Exhibits" for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

Other than the legal proceeding relating to Yanacocha described in "Item 4. Information on the Company--Yanacocha--Legal Proceedings" and as described below, the Company and Yanacocha are each parties to certain other legal proceedings arising in the normal course of its business, none of which, individually or in the aggregate, is material.

The Company and Condesa, together with Newmont Mining, Newmont Second and certain individuals, are defendants in an action filed by Patrick Maugein, a French citizen, in the United States District Court for the District of Colorado (the "Maugein Action"). The complaint, filed in February 2002 and amended in July 2002, alleges that defendants violated the United States Alien Tort Claims Act, the federal RICO statute, and similar provisions of Colorado law, and tortiously interfered with Maugein's claimed contract rights, all in connection with a Peruvian lawsuit concerning ownership of Yanacocha (the "Yanacocha Action"). Maugein also alleges that defendants defamed and otherwise injured him through publications in France by a French author who is not a defendant in the Maugein Action. The Yanacocha Action was brought by the Company, Condesa, Newmont Mining and Newmont Second (the "Yanacocha Plaintiffs") to enforce a provision of Yanacocha's by-laws that required another Yanacocha shareholder, an affiliate of Bureau de Rechereches Géologiques et Miniéres ("BRGM"), to sell its Yanacocha shares to affiliates of the Yanacocha Plaintiffs. The Yanacocha Plaintiffs claimed that BRGM violated the by-laws when it sought to cause its affiliate to sell the shares to Normandy Mining Ltd. The Yanacocha Plaintiffs prevailed in the Yanacocha Action in 1998, and, as described elsewhere in this Annual Report under Item 4: Information on the Company- The Company- History and Development, the to the Yanacocha Action and certain related persons reached a complete settlement of all claims in October 2000. The Maugein Action asserts that Maugein was an advisor to Normandy and asserts that he was injured because Normandy had promised to pay him if the Yanacocha Action concluded in a judgment favorable to Normandy (which did not occur). Maugein seeks damages of not less than $25 million plus interest (which could be subject to trebling under RICO) plus unspecified punitive damages. The Company considers the Maugein Action to be without merit. The Company, Condesa, Newmont Mining and Newmont Second filed a motion to dismiss which the Colorado District Court granted in January  2004. Maugein has appealed that ruling to the United States Court of Appeals for the Tenth Circuit. The Company intends vigorously to contest the appeal, which it believes to be without merit.

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

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of eight percent of pre-tax profits (which may differ from pre-tax profits determined under Peruvian GAAP due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid. Next, remaining earnings are taxed at the standard corporate income tax rate, which was 27 percent until December 31, 2003 and 30 percent since January 1, 2004. Not less than ten percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20 percent of the paid-in share capital. In addition, the holders of Common Shares can allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders. Any dividend approved by a shareholders' meeting of the Company after December 31, 2002 is subject to an additional withholding tax at the rate of 4.1 percent of the total amount of dividends distributed to the shareholders who either are (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) a non-domiciled company or entity. Dividends paid to domiciled companies or entities are not subject to such withholding tax. The Company's tax department is currently analyzing whether, pursuant to the aforementioned additional withholding tax rate established in the Regulations of the Income Tax Law, dividends approved by a shareholders meeting held on or before December 31, 2002 but paid after December 31, 2002 are subject to such additional withholding tax. If any tax or other governmental charge will become payable by Banco Wiese Sudameris of Lima Peru, as custodian, the Depositary or the Company with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

To the extent that the Company declares and pays dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Nuevos Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if the Company so requests, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by the Company received by the Depositary. Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax of 4.1 percent. See "Item 10. Additional Information--Taxation--Peruvian Tax Considerations".

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

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a balance sheet at any given time). The Company, however, may pay provisional dividends. Payment of provisional dividends shall be approved on the basis of financial statements which show the existence of net distributable income obtained during the current fiscal year. In the event that, following such an interim provisional payment, the Company suffers a loss or if it finishes its fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, it could legally require all shareholders (including holders of ADRs) to return such payment to the Company with interest. However, it has been and continues to be the Company's policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a "dividends paid in advance" account to be off-set by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 1999 through 2001. Cash dividends with respect to these years were paid per Series A Share, Series B Share and ADS. Effective on May 3, 2002, the Company redesignated its Series B Shares and Series A Shares as Common Shares and each of the Company's ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, the Company modified the ratio of the Company's ADSs from two Common Shares per ADS to one Common Share per ADS. See "Item 4. Information on the Company--The Company--History and Development--Recent Developments--Redesignation of the Company's Shares and ADSs":

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the 2002 and 2003. Dividends with respect to such year were paid per Common Share and ADS.

Year ended December 31,	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2002(1)	0.3202	S/.0.303	0.6232	0.6404	0.606	1.2464	0.3202	0.3030	0.6232
2003(2)	0.5453		0.5453	1.0906		1.0906	0.5453		0.5453
2003	0.3282	S/.0.5536	0.8818	0.3282	0.5536	0.8818	0.3282	0.5536	0.8818

    Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2002.

    Interim dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2003.

In addition to the above mentioned cash dividends, in November 2002, the Company distributed stock dividends, which in the aggregate were equivalent to S/.2.8 million, in the form of El Brocal shares. In August 2003 ,the Company distributed an extraordinary stock dividend as of S/.0.5453 per share.

Significant Changes

No significant change in the Company's financial affairs has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Trading Markets

Effective on May 3, 2002, the Company redesignated its Series B Shares and Series A Shares as Common Shares. From such date, each of the Company's ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, the Company modified the ratio of the Company's ADSs from two Common Shares per ADS to one Common Share per ADS. See "Item 4. Information on the Company--The Company--History and Development--Recent Developments--Redesignation of the Company's Shares and ADSs". Accordingly, since May 3, 2002, the Common Shares and ADSs representing the Common Shares (each ADS representing two Common Shares) have been listed and traded on the New York Stock Exchange under the symbol "BVN". In addition, the Common Shares are listed and traded on the Lima Stock Exchange. The Investment Shares have been listed and traded on the Lima Stock Exchange since 1979.

At April 30, 2004 and December 31, 2003, the share capital with respect to the Common Shares was S/.549,779,848 represented by 137,444,962 shares and the share capital with respect to the Investment Shares was S/.1,489,280 represented by 372,320 shares. The Common Shares represent 100 percent of the outstanding share capital of the Company. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. At April 30, 2004, there were 1,548 owners of record of the Common Shares and 1,261 owners of record of the Investment Shares.

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

Trading Information

For the periods indicated prior to April 30, 2004, the table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Nuevos Soles. The table also includes for the same periods the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars from the date after the redesignation of the Company's Series B Shares and Series A Shares as Common Shares on May 3, 2002. See "Item 4. Information on the Company--The Company--History and Development--Recent Developments--Redesignation of the Company's Shares and ADSs":

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2003	4.56	99.07	42.90	66.99	44.02	24.04	0.13	49.34	26.68

Quarterly highs and lows
2003
2nd quarter	1.49	51.18	46.47	11.12	29.92	26.58	0.03	29.17	27.22
3rd quarter	1.15	66.66	57.87	13.80	39.17	32.87	0.03	33.84	29.01
4th quarter	0.65	99.07	78.39	28.69	44.02	28.74	0.04	49.34	41.34

2004
1st quarter	1.28	101.17	80.67	32.97	29.45	22.89	0.06	60.75	50.93

Monthly highs and lows
2004
April	1.28	101.17	80.67	29.45	22.89	22.89	0.06	60.75	50.93

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

The Board of Directors meets when called by the Chairman of the Board, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed.

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

The Company's share capital may be increased by holders of Common Shares at a shareholder meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of Common Shares at a shareholder meeting. Capital reductions are mandatory when accumulated losses exceed 50 percent of capital to the extent such accumulated losses are not off-set by accumulated earnings and capital increases within the following fiscal year. This requirement has been suspended through December 31, 2004. Capital increases and reductions must be communicated to CONASEV, the Lima Stock Exchange and the Superintendencia Nacional de Administración Tributaria (SUNAT) and published in the official gazette El Peruano and in a widely circulated newspaper in the city in which the Company is located.

The Investment Shares do not represent the Company's stock obligations. Holders of Investment Shares are neither entitled to exercise voting rights nor to participate in shareholder meetings. However, Investment Shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as Common Shares.

Changes in the Rights of Shareholders

The Company By-laws do not contain special provisions relating to actions necessary to change the rights of holders of the classes of shares. However, Article 88 of the Peruvian Companies Law establishes that all shares of a same class must have the same rights and obligations, and that in the event that the Company decides to establish different rights and obligations it must create a different class of shares, which creation will be agreed upon by the General Meeting in accordance with the requirements for modification of the Company By-laws. The Common Shares are the only class of shares representing the 100 percent share capital of the Company and, therefore, each share has the same rights and obligations of each other share. These requirements are described under "--Shares and Voting Rights" above.

The rights of any class of shares may not be reduced except in accordance with the Peruvian Companies Law.

Shareholders' Meetings

Pursuant to Peruvian law and the Company By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because the Company is a sociedad anónima abierta, it is subject to the special control of CONASEV, as provided in Article 253 of the General Corporation Law. If the Company does not hold at least the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholder meeting required by the Peruvian Companies Law or the Company By-Laws, CONASEV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting. Other shareholder meetings are convened by the Board of Directors when deemed convenient for the Company or when it is requested by the holders of at least five percent of the Common Shares. If, at the request of holders of five percent of the Common Shares, the shareholder meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, CONASEV will call for such meeting. In CONASEV calls for a shareholders meeting, CONASEV will indicate the place, time and hour of the meeting, the agenda and the person who will preside. If it is a meeting other than the Annual Obligatory Meeting or a shareholder meeting required by the Peruvian Companies law or the Company By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholder meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder's shares, agrees to hold the shareholder meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholder meetings.

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

Corporate Governance

In November 2003, the Commission approved changes to the New York Stock Exchange's listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like the Company, must disclose any significant ways in which their corporate governance practices differ from those followed by United States domestic companies under the New York Stock Exchange ("NYSE") listing standards.

There are significant differences in the corporate governance practices followed by the Company as compared to those followed by United States domestic companies under the NYSE's listing standards. The NYSE listing standards provide that the board of directors of a United States domestic listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of the members of the board of directors be independent.

The listing standards for the NYSE also require that United States domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the Board of Directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and, except with respect to the Compensation Committee, which must be composed entirely of independent directors, does not require that these special governance bodies be composed partially or entirely of independent directors. Buenaventura maintains three committees, which include the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. None of these three committees maintain a written charter. The Board of Directors of Buenaventura has determined that Buenaventura's Audit Committee is composed entirely of independent directors, as defined in the NYSE's Listed Company Manual.

The NYSE's listing standards also require United States domestic companies to adopt and disclose corporate governance guidelines. In July 2002, CONASEV and a committee composed by regulatory agencies and associations prepared and published a list of suggested corporate governance guidelines called "Principles of Good Governance for Peruvian Companies." These principles are disclosed on Conasev web page http://www.conasev.gob.pe . The Company's code of business conduct and ethics establishes the Company's principles of good corporate governance and, as indicated in "Item 16B. Code of Ethics," is posted on the Company's website.

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

Capital Gains

Pursuant to Article 19, paragraph l, item 1, of the Peruvian Income Tax Law, as amended by Legislative Decree 945 effective since January 1, 2004, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2006. Legislative Decree 945 also amended Article 2 of the Peruvian Income Tax Law to define: (i) capital gains as any revenue coming from the sale of capital assets; and (ii) capital assets as those assets whose purpose is not to be traded in the regular course of business of the owner of the assets. This definition of capital gains could imply that the gains effected from the sale or disposition of Common Shares on the Peruvian stock exchange (floor session) are not exempted from Peruvian income tax if such Common Shares are deemed not to be capital assets as defined in Article 2 of the Preuvian Income Tax Law. However, Article 2 of the Peruvian Income Tax Law also provides that the sale of shares and similar securities is an operation which produces capital gains. Therefore, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2006, unless otherwise clarified by the regulations to the provisions of the Income Tax Law amended by Legislative Decree 945, regulations which are pending to be issued. There is no assurance that this exemption will be extended beyond December 31, 2006.

An entity organized in Peru will be subject to Peruvian tax on capital gains from sales of Common Shares after December 31, 2006 or from any sale on or before such date not effected on a Peruvian stock exchange. In addition, if Common shares sold or disposed of on a Peruvian stock exchange are deemed not to be capital assets, they will not produce capital gains for purposes of enjoying the exemption described above. The amount of any taxable capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder adjusted by the effects of inflation.

An individual holder will be taxed on capital gains from the sale or other disposition of Common Shares only if (a) such individual (i) in the case of an individual domiciled in Peru, "customarily transacts in shares or other securities" or (ii) in the case of an individual not domiciled in Peru, "customarily transacts in shares issued by Peruvian companies" and (b) the sale of such shares (i) is made on or before December 31, 2006 and is not effected on a Peruvian stock exchange or (ii) is effected after December 31, 2006, unless the first paragraph of Article 2 of the Peruvian Income Tax Law, as amended by Legislative Decree 945, is interpreted to deem that Common Shares are not capital assets and therefore they do not produce capital gains for purposes of enjoying the exemption described above. For this purpose, an individual "customarily transacts in shares or other securities" if such person makes at least ten purchases and at least ten sales of shares or other securities during the taxable year, and an individual "customarily transacts in shares issued by Peruvian companies" if such person makes at least ten purchases and at least ten sales of shares issued by Peruvian companies during the taxable year. The amount of any taxable gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

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

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15 percent U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive US income tax treaty. The ADSs are traded on the New York Stock Exchange. Clause (i) will apply with respect to ADSs if such ADSs are readily tradeable on an established securities market in the U.S. As a result, the Company believes it should be treated as a qualified foreign corporation with respect to payouts to its ADS holders and, therefore, dividends paid to an individual U.S. holder with respect to ADSs should be taxed at a maximum rate of 15 percent. The maximum 15 percent tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. Dividends paid in Nuevos Soles are includible in a United States dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Nuevos Soles for a different amount will be United States source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

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

A non-U.S. Holder generally is not subject to United States Federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files annual reports and other information to the Commission. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279-0001. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by the Company to the Commission may be accessed through this web site.

Subsidiary Information

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

The following discussion contains forward looking statements that are subject to risks and uncertainties, many of which are out of the Company's control. The Company's primary market risks are related to fluctuations in the prices of gold, silver, zinc and lead. To a lesser extent, the Company is subject to market risk related to fluctuations in US$/Nuevo Sol exchange rates and to market risk related to interest rate fluctuation on its cash balances and on borrowings under its credit facilities.

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

Currently, the Company engages in gold, silver and zinc price hedging activities, such as forward sales and options contracts. The Company presently hedges only for risk management purposes and does not hold or issue financial instruments for trading purposes. See Note 33 to the Company Financial Statements.

Forward sales agreements obligate the Company to sell gold, silver or zinc at a specified price on a specified date. Put options provide the buyer with the right, but not the obligation, to sell gold, silver or zinc at the contract price. Call options provide the buyer with the right, but not the obligation to purchase gold, silver or zinc at the contract price.

Effective January 1, 2003, the Company adopted IAS 39, "Financial Instruments - Recognition and Measurement". The Company does not meet all the criteria established in IAS 39 to account for the derivative instruments as cash flow hedges. The criteria refer to formal documentation and testing of the effectiveness of the derivative instruments. The Company's subsidiary, Sociedad Minera El Brocal S.A.A., has entered into future contracts (zinc and silver) that qualify for cash flow hedge accounting. Upon adopting IAS 39, El Brocal prepared formal documentation of its future contracts and tested their effectiveness. El Brocal has tested the effectiveness of such contracts on a quarterly basis thereafter to determine if they still qualify for cash flow hedge accounting. Therefore, the Company recognized revenues of S/.60,469,000 and S/.42,669,000 in 2001 and 2002, respectively, and losses of S/.19,840,000 in 2003 in connection with derivative operations settled in these years, which are reflected as "realized loss in derivative instruments" in the consolidated statements of income, and the subsidiary El Brocal recognized revenues of S/.321,000 in 2001, S/.7,231,000 in 2002 and S/.5,153,000 in 2003 in connection with hedging operations settled in these years, which are reflected as "net sales" in the consolidated statements of income.

At December 31, 2003 the estimated fair value of the net hedging position (price hedging activities) was negative by S/.388,674,000. Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment. Changes in assumptions and market conditions could significantly affect these estimates. Factors used in determining the fair value of gold, silver, zinc and other metals call options are the contracted sales price of gold, silver, zinc or other metals to current spot price and the probability of movements in the price of gold, silver, zinc or other metals over the term of the option. As at December 31, 2003, the combination of the current spot price and the probability of future price changes has had a significant effect on the fair value of gold, silver, zinc or other metals call options sold. However, the effect of the probability of future price changes on the fair value estimate diminishes over the life of the option.

To minimize future fluctuations in the consolidated results of operations, the Company entered into transactions that closed out approximately two thirds (2/3) of its outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of the same quantity of gold over future periods that do not extend beyond 2011. Under the terms of the contracts, the Company will realize capped prices ranging from US$332 to US$415 per ounce. The fair value of these contracts, S/.676,799,000, was calculated immediately prior to their execution and recorded as deferred revenue in the consolidated balance sheet. Such amount will be included in other income as delivery occurs in 2004 through 2011. These contracts are accounted as normal sales contracts.

In addition to converting derivative instruments into normal sales contracts in January 2004, the Company reduced its derivative instruments portfolio by 120,000 ounces of gold. This reduction originated a payment of US$10.4 million.

Gold Commodity Contracts

The Tables below are expressed in ounces of gold and in US$/oz.

Gold Forward Sales Contracts. The Company had the following gold forward sales contracts at December 31, 2003:

	Expected Maturity/Transaction Date
Gold Forward Sales Contracts	2004	2005	2006	2007	2008	After 2008	Total	Fair Value US$
Ounces	80,000	80,000	80,000	80,000	80,000	40,000	440,000	*
Average price US$/oz	343.00	343.00	343.00	343.00	343.00	343.00	343.00

Fixed forward sales contracts provide for delivery of a specified number of ounces at a specified price and date. They are marked to market with the change reflected in income.

Gold Call Option Contracts. The Company had the following gold call options contracts at December 31, 2003:

	Expected Maturity/Transaction Date
Gold Call Option Contracts	2004	2005	2006	2007	2008	After 2008	Total	Fair Value US$
Ounces	144,000	144,000	60,000	60,000	120,000	165,000	693,000	**
Average price US$/oz	364.58	364.58	350.00	348.75	382.50	345.00	360.39

Fixed purchased call option contracts generate the obligation to sell a specified number of ounces at a specified strike price; they are marked to market with the change reflected in income.

Gold Convertible Put Option Contracts. The Company had the following gold convertible put option contracts at December 31, 2003:

	Expected Maturity/Transaction Date
Gold Convertible Put Option Contracts	2004	2005	2006	2007	2008	After 2008	Total	Fair Value
Knock-in contracts*
Ounces	120,000	120,000	--	--	--	--	240,000
Average price US$/oz	300.00	300.00	--	--	--	--	300.00
Knock-out contracts*								**
Ounces	30,000	30,000	30,000	30,000	30,000	82,500	232,500
Average price US$/oz	350.00.	350.00	350.00	348.75	345.00	345.00	347.42

Knock-out/knock-in option contracts are contingent bought put options that might terminate (or knock-out) or convert (or knock-in) to bought put options, depending on certain market conditions. Referred contingent option contracts are marked to market with changes reflected in income.

Normal Sales. The Company had the following normal sales contracts outstanding at December 31, 2003:

	Expected Maturity/Transaction Date
Normal Sales	2004	2005	2006	2007	2008	After 2008	Total	Fair Value
Ounces	198,000	208,000	308,000	328,000	428,000	572,000	2,042,000	Not applicable
Average price - cap US$/oz	341.90	340.72	337.89	337.53	374.37	385.44	359.48

(*) The fair value of gold forward sales contracts, gold call option contracts and gold convertible put option contracts accounted for US$(104,482,127.29) at December 31, 2003.

The Company regularly examines its strategy with regard to hedging. The Chief Executive Officer, the Chief Financial Officer and the Commercial Deputy Manager of the Company coordinate the Company's day-to-day hedging activities.

Hedging Contracts

As of April 30, 2004, the Company had entered into the following hedging contracts:

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

    A contract for the sale of 30,000 ounces of gold per year, or 7,500 ounces of gold per quarter, at a fixed price of US$345 per ounce, with quarterly maturities from January 2005 through July 2011. If the gold price is below US$279.50 per ounce between January 2003 and July 2007, the outstanding gold ounces of this period will be cancelled. The buyer has the right but not the obligation to terminate separately, no later than 15 calendar days prior to the maturity of the nearest option maturity, the gold options maturing from October 2007 to July 2008, from October 2008 to July 2009, from October 2009 to July 2010, and from October 2010 to July 2011.

    As of December 31, 2003, the Company restructured a contract for the sale of 310,000 ounces of gold at a fixed price of US$332 per ounce, with quarterly maturities from June 2003 through March 2008 (5,000 ounces per quarter for 2003, 12,500 ounces for March 2004 and 7,500 ounces for the remaining quarters of 2004, 10,000 ounces per quarter for 2005, 22,500 ounces per quarter for 2006, 25,000 ounces per quarter for 2007, and 30,000 ounces for March 2008). If, however, the price of gold two business days before the end of a quarter is higher than US$332 per ounce, the Company is instead required in that quarter to sell to the buyer twice the volume of ounces previously settled for that maturity.

Pursuant to the restructuring, the Company will deliver physical gold as follows: 25,000 ounces of gold for March 2004 and 15,000 ounces of gold per quarter for the remaining quarters of 2004, 20,000 ounces of gold per quarter for 2005, 50,000 ounces of gold per quarter for 2006, 50,000 ounces of gold per quarter for 2007, and 60,000 ounces of gold for March 2008. If on the pricing date the gold price is greater than US$332 per ounce, then the contract price shall equal US$332 per ounce for that value date. If on the pricing date the gold price is below US$332 per ounce, then the contract price for that value date will be US$332 per ounce for 50 percent of the scheduled volume, while the applicable gold price for the other 50 percent will be the market price.

(6) As of December 31, 2003, the Company restructured a contract for the sale of 60,000 ounces of gold per year or 15,000 ounces of gold per quarter at a fixed price of US$347.50 per ounce, with quarterly renewals for up to eight years, commencing March 2004 through December 2011 if the gold price is above US$290 per ounce.

Pursuant to the restructuring, the Company will deliver physical gold according to the referred quarterly volumes and maturities for March 2004 through December 2011 Under this variable contract price Bullion trades, if on the pricing date the gold price is greater than US$ 290 per ounce, then the contract price shall equal US$ 47.50 per ounce for that value date. If on the pricing date, the gold price is at or below US$290 per ounce the contract price for that value date and all subsequent volume dates shall be equal to the gold price on the relevant price date minus US$0.10.

(7) As of December 31, 2003, the Company restructured a contract for the sale of 30,000 ounces of gold per year, or 7,500 ounces of gold per quarter, at a fixed price of US$345 per ounce, with quarterly maturities, commencing in March 2003 through December 2009 if the gold price is above US$265 per ounce (if, however, the price of gold three business days before the end of a quarter is higher than US$345 per ounce, the Company is instead required in that quarter to sell to the buyer 9,500 ounces of gold at US$345 per ounce).

Pursuant to the restructuring, the Company will deliver physical gold as follows: 17,000 ounces of gold per quarter, from March 2004 until December 2009. For each gold delivery, the amount to be paid to the Company for each ounce of gold delivered to the counterparty's London account will be determined on the contract's expiration date as follows: (i) if the price of gold on the contract's expiration date is at or above US$345 per ounce, and gold has not traded at or below US$265 per ounce at any time prior to the contract's expiration date the gold price will be equal US$345 per ounce; (ii) if gold trades at or below US$265 per ounce at any time prior to the contract's expiration date then the gold price will be the market price; and (iii) if gold on the contract's expiration date is below US$345 per ounce, and gold has not traded at or below US$265 per ounce at any time then 7,500 ounces of delivered gold will be paid at US$345 per ounce, and 9,500 ounces of delivered gold will be paid at the market price.

(8) As of December 31, 2003, the Company restructured a contract for the sale of calls for 20,000 ounces of gold per month at the strike price of US$400 per ounce for the period from January 2008 through December 2008, together with 27,000 ounces of gold per month at the strike price of US$415 per ounce for the period from January 2009 through December 2009.

Pursuant to the restructuring, the Company will deliver physical gold according to the referred monthly volumes and maturities for the period January 2008 through December 2009. If on the pricing date, the bullion reference price is greater than US$400 and US$415 per ounce during 2008 and 2009 respectively, then the contract price shall equal either US$400 or US$415 per ounce for the value date. If on the pricing date, the bullion reference price is below US$400 and US$415 per ounce during 2008 and 2009 respectively, then the contract price shall be the market price.

As of April 30, 2004, El Brocal had entered into the following hedging contracts:

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

Exchange Rate Sensitivity

As of December 31, 2003, the Company entered into a forward currency exchange contract for US$20,000,000, at a rate of S/.3.482 per U.S. dollar, and a stated maturity of January 5, 2004 with the purpose of hedging the foreign currency exchange risk associated to a time deposit held by the Company in Peruvian currency for S/.69,640,000, at an annual interest rate of 5.7 percent with maturity on January 5, 2004. During 2003, the contract generated a loss of S/.2,322,000 (S/.293,000 during 2002). At December 31, 2003, the fair value of this contract is negative in S/.737,000 (S/.3,408,000 at December 31, 2002) and is presented as "other current liabilities" in the consolidated balance sheets.

Interest Rate Sensitivity

During 2002, the Company's subsidiary, Sociedad Minera El Brocal S.A.A. entered into an interest rate contract that swapped LIBOR for a fixed annual rate of 3.05 percent on a nominal value of US$5,500,000; this swap agreement has a stated maturity of September 2006. During 2003, this contract generated a loss of S/.91,000. The mark-to-market value of this interest rate swap contract was negative by S/.280,000 as of December 31, 2003 and is presented in the caption "other current liabilities" of the consolidated balance sheets.

ITEM 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Evaluation of disclosure controls and procedures.

As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Changes in internal controls.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

The Board of Directors has determined that Mr. Luis Coleridge Alcántara is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Coleridge and each of the other members of the Audit Committee are "independent directors" as defined in Section 303A.02 of the NYSE's Listed Company Manual.

ITEM 16B. Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. Our code of business conduct and ethics is posted on, and we intend to disclose any amendments to, or waivers from our code of business conduct and ethics on, our website which is located at http://www.buenaventura.com. The information on the Company's website is not a part of, nor incorporated into this document.

ITEM 16C. Principal Accountant Fees and Services

Ernst & Young has served as the Company's independent public accountant for each of the fiscal years in the two-year period ended December 31, 2002 and 2003, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually at the General Meeting. The Audit Committee proposed at the General Meeting that Ernst & Young be elected as the independent auditor for 2004.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young for 2002 and 2003.

Year ended December 31,
	2002	2003
Audit Fees	US$262,940	US$252,118
Audit-Related Fees	─	─
Tax Fees	US$33,020	US$87,225
All Other Fees	─	─

Audit Fees. Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits.

Audit-related Fees. The Company had no audit-related fees for 2002 and 2003 for financial accounting and reporting consultations.

Tax Fees. Tax fees in the above table are fees billed by Ernst & Young for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other Fees. The Company had no Other Fees for 2002 and 2003.

Audit Committee Pre-approval Policies and Procedures

The Company's Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors (the "Policy"). In accordance with the Policy, the Audit Committee must pre-approve the provision of services by the Company's independent auditor for all non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members and engagement letter is executed. The Audit Committee approved all audit fees and approximately 86 percent of the tax fees in 2003.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

Please refer to Item 19.

ITEM 19. Exhibits

Page
(a) Index to Financial Statements and Schedules
COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Report of Independent Auditors for the year ended December 31, 2003 and 2002, issued by Ernst & Young	F-1
Report of Independent Auditors for the year ended December 31, 2001, previously issued by Andersen	F-2
Consolidated financial statements
Consolidated balance sheets as of December 31, 2002 and 2003	F-3
Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003	F-4
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2001, 2002 and 2003	F-5
Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003	F-7
Notes to the consolidated financial statements	F-9

MINERA YANACOCHA S.R.L.

Report of the Independent Auditors	F-66
Financial statements
Balance sheets as of December 31, 2002 and 2003	F-67
Statements of profit and loss for the years ended December 31, 2001, 2002 and 2003	F-68
Statements of changes in Partners' Equity for the years ended December 31, 2001, 2002 and 2003	F-69
Statements of cash flows for the years ended December 31, 2001, 2002 and 2003	F-70
Notes to the financial statements	F-71

(b) Index to Exhibits

1.1 By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

1.2 By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

11 Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)
12.1 Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Dated: June 2, 2004

Index to the Financial Statements

Page

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Report of Independent Auditors, issued by Ernst & Young F-1

Report of Independent Auditors, previously issued by Andersen F-2

Consolidated financial statements

Consolidated Balance Sheets as of December 31, 2002 and 2003 F-3

Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003 F-4

Consolidated Statements of Changes in Shareholders' Equity for the years ended
December 31, 2001, 2002 and 2003 F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2001,
2002 and 2003 F-7

Notes to the Consolidated Financial Statements F-9

Minera Yanacocha S.R.L.

Report of the Independent Auditors F-66

Financial statements

Balance Sheets as of December 31, 2002 and 2003 F-67

Statements of Income for the years ended December 31, 2001, 2002 and 2003 F-68

Statements of Changes in Partners' Equity for the year ended December 31,
2001, 2002 and 2003 F-69

Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 F-70

Notes to the Financial Statements F-71

Index to the Financial Statements

Page

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Report of Independent Auditors, issued by Ernst & Young F-*

Report of Independent Auditors, previously issued by Andersen F-*

Consolidated Balance Sheets F-*

Consolidated Statements of Income F-*

Consolidated Statements of Changes in Shareholders' Equity F-*

Consolidated Statements of Cash Flows F-*

Notes to the Consolidated Financial Statements F-*

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the Company) as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Minera Yanacocha S.R.L., an equity accounted affiliated entity in which the Company has a 43.65 percent interest, as of December 31, 2002 and 2003 and for the years then ended. Those statements have been audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the report of the other auditors. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share in the net income in this entity amounts to approximately S/1,051.7 million and S/1,049.8 million at December 31, 2002 and 2003, and approximately S/344.7 million and S/491.6 million for the years then ended, respectively. The financial statements of Compañía de Minas Buenaventura S.A.A. and its subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations, and whose report dated February 27, 2002 expressed an unqualified opinion on those statements.

2. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the independent auditors of Minera Yanacocha S.R.L. provide a reasonable basis for our opinion.

3. In our opinion, based on our audit and the report of the auditors of Minera Yanacocha S.R.L., the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Peru, which differ in certain respects from U.S. generally accepted accounting principles (see notes 38 and 39 to the consolidated financial statements).

4. Effective January 1, 2003, the Company adopted IAS 39, Financial Instruments - Recognition and Measurement, and together with its affiliate Minera Yanacocha S.R.L., modified its accounting policy to record its long-lived assets retirement obligations, see Notes 2 and 3 to the consolidated financial statements.

Countersigned by:

/S/ VICTOR BURGA

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

February 27, 2004

The following is a copy of the audit report previously issued by Medina, Zaldívar y Asociados (member of Andersen) in connection with the financial statements of Compañía de Minas Buenaventura S.A.A. and its subsidiaries as of December 31, 2001 and 2000. This audit report has not been reissued by Medina, Zaldívar y Asociados in connection with this filing on Form 20-F.

Report of Independent Auditors

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

February 27, 2004

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 and 2003
Stated in thousands of constant Peruvian Nuevos Soles

	Note	2002	2003	2003
		S/(000)	S/(000)	US$(000)
Assets				(Note 4)

Current assets

Cash and cash equivalents	6	91,447	379,934	109,681

Investment fund	7	-	52,317	15,103

Trade accounts receivable		69,214	70,797	20,438

Other accounts receivable	8	17,456	25,471	7,354

Accounts receivable from affiliates	37	30,934	35,937	10,374

Inventories, net	9	75,069	73,624	21,254

Current portion of prepaid taxes and expenses	10	31,134	43,417	12,534

Total current assets		315,254	681,497	196,738

Long-term accounts receivable	8	9,048	915	264

Prepaid taxes and expenses	10	13,350	7,199	2,078

Investments in shares	11	1,195,191	1,375,852	397,186

Property, plant and equipment, net	12	367,523	376,528	108,697

Development costs and mineral lands, net	13	114,843	131,350	37,919

Deferred stripping costs	14	39,777	53,437	15,426

Mining concessions and goodwill, net	15	175,293	160,276	46,269

Deferred income tax and workers' profit sharing, net	30	-	283,547	81,855

Total assets		2,230,279	3,070,601	886,432

	Note	2002	2003	2003
		S/(000)	S/(000)	US$(000)
				(Note 4)
Liabilities and shareholders' equity, net
Current liabilities
Bank loans	16	44,215	22,365	6,456
Trade accounts payable		36,667	50,237	14,503
Other current liabilities	17	49,617	82,061	23,689
Derivative instruments	33	-	95,227	27,490
Current portion of long-term debt	18	17,345	67,162	19,389
Deferred income from sales of future production	33	-	65,625	18,945
Total current liabilities		147,844	382,677	110,472
		_______	________	_______
Long-term other liabilities	17	14,607	73,263	21,150
Derivative instruments	33	-	293,447	84,713
Deferred income tax and workers' profit sharing	30	17,619	-	-
Long-term debt	18	114,337	43,344	12,513
Deferred income from sales of future production	33	-	611,174	176,436
Total liabilities		294,407	1,403,905	405,284
Minority interest	19	46,395	46,166	13,327
Shareholders' equity, net
Capital stock, net of treasury shares of S/47,339,000 in 2002 and 2003	20	568,880	568,880	164,226
Investments shares, net of treasury shares of S/63,000 in 2002 and 2003		1,604	1,604	463
Additional capital		582,134	582,134	168,053
Legal reserve		77,733	94,653	27,325
Retained earnings		652,102	207,958	60,034
Cumulative translation gain (loss)		7,024	(28,023)	(8,090)
Unrealized gain on investments in shares		-	199,373	57,556
Unrealized loss on derivative instruments carried at fair value		-	(6,049)	(1,746)
Total shareholders' equity, net		1,889,477	1,620,530	467,821
Total liabilities and shareholders' equity, net		2,230,279	3,070,601	886,432

The accompanying notes are an integral part of these consolidated balance sheets.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2001, 2002 and 2003
Stated in thousands of constant Peruvian Nuevos Soles
	Note	2001	2002	2003	2003
		S/(000)	S/(000)	S/(000)	US$(000)
					(Note 4)
Operating revenues
Net sales	22	463,706	548,815	700,959	202,355
Royalty income	37	56,273	78,503	111,398	32,159
Total revenues		519,979	627,318	812,357	234,514
Costs of operation
Operating costs	23	258,928	262,945	290,278	83,798
Depletion and depreciation	12(c)	37,995	39,134	44,984	12,986
Exploration and development costs in operational mining sites	24	60,685	74,032	81,711	23,589
Total costs of operation		357,608	376,111	416,973	120,373
Gross margin		162,371	251,207	395,384	114,141
Operating expenses
General and administrative	25	64,442	75,594	117,408	33,894
Exploration costs in non-operational mining areas	26	49,425	38,426	56,487	16,307
Selling	27	26,855	23,178	24,572	7,094
Royalties	36(b)	13,539	13,995	23,968	6,919
Assets impairment loss and write-off		23,818	1,558	4,472	1,291
Total operating expenses		178,079	152,751	226,907	65,505
Operating income (loss)		(15,708)	98,456	168,477	48,636
Other income (expenses)
Share in affiliated companies, net	11(g)	204,180	337,429	531,514	153,439
Loss from change in the fair value of derivative instruments	33	-	-	(616,986)	(178,114)
Realized gain (loss) in derivative instruments	33(b)	60,469	42,669	(19,840)	(5,727)
Amortization of mining concessions and goodwill	15	(15,248)	(16,626)	(14,850)	(4,287)
Interest income	28	13,845	8,785	7,421	2,142
Interest expense	28	(18,080)	(15,922)	(8,281)	(2,391)
Gain (loss) from exposure to inflation		1,661	(3,157)	306	89
Loss from sale of subsidiary's shares	1	-	(6,739)	-	-
Other, net	29	12,527	2,816	(12,206)	(3,523)
Total other income (expenses), net		259,354	349,255	(132,922)	(38,372)
Income before workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principles		243,646	447,711	35,555	10,264
Workers' profit sharing	30(a)	(704)	(1,538)	59,949	17,306
Income tax	30(a)	(25,442)	(25,604)	189,024	54,568
Income before minority interest and cumulative effect of changes in accounting principles		217,500	420,569	284,528	82,138
Minority interest	19	4,051	(24,272)	(48,640)	(14,042)
Income before cumulative effect of changes in accounting principles		221,551	396,297	235,888	68,096
Cumulative effect of accounting changes for mine closing costs, net of workers' profit sharing and income tax benefits of S/25,157,000	3	-	-	(68,918)	(19,895)
Net income		221,551	396,297	166,970	48,201
Basic and diluted earnings per share before cumulative effect of changes in accounting principles, stated in Peruvian Nuevos Soles and U.S. dollars	31	1.75	3.12	1.85	0.54
Cumulative effect of accounting changes for mine closing costs		-	-	(0.54)	(0.16)
Basic and diluted earnings per share, stated in Nuevos Soles and U.S. dollars	31	1.75	3.12	1.31	0.38
Weighted average number of shares outstanding		126,602,016	127,236,219	127,236,219	127,236,219

The accompanying notes are an integral part of these consolidated statements.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2001, 2002 and 2003
Stated in thousands of constant Peruvian Nuevos Soles
	Capital stock, net of treasury shares		Investment shares	Additional capital	Legal reserve	Retained earnings	Cumulative translation gain (loss)	Unrealized gain on investments in shares	Unrealized loss on derivative instruments	Total
	Number of shares	Common shares
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1st, 2001	125,879,832	172,806	508	512,940	37,720	621,590	6,703	-	-	1,352,267
Declared and paid dividends, net of dividends paid to a subsidiary, Note 20(f)	-	-	-	-	-	(46,820)	-	-	-	(46,820)
Gain from sale of ADR's, Note 20(e)	356,000	480	-	13,293	-	-	-	-	-	13,773
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 20(g)	-	-	-	-	-	-	(684)	-	-	(684)
Net Income	-	-	-	-	-	221,551	-	-	-	221,551
Balance as of December 31, 2001	126,235,832	173,286	508	526,233	37,720	796,321	6,019	-	-	1,540,087
Declared and paid dividends, net of dividends paid to a subsidiary, Note 20(f)	-	-	-	-	-	(71,775)	-	-	-	(71,775)
Capitalization of retained earnings, Notes 20(a) and 20(b)	-	427,569	1,159	-	-	(428,728)	-	-	-	-
Transfer to legal reserve	-	-	-	-	40,013	(40,013)	-	-	-	-
Gain from sale of ADR's, Note 20(e)	644,000	882	-	23,133	-	-	-	-	-	24,015
Purchase of Investment shares	-	-	(13)	(139)	-	-	-	-	-	(152)
Cumulative gain for translation of investment in Minera Yanacocha S.R.L., Note 20(g)	-	-	-	-	-	-	1,005	-	-	1,005
Increase of nominal value of treasury shares maintained by subsidiary	-	(32,857)	(50)	32,907	-	-	-	-	-	-
Net Income	-	-	-	-	-	396,297	-	-	-	396,297
Balance as of December 31, 2002	126,879,832	568,880	1,604	582,134	77,733	652,102	7,024	-	-	1,889,477

The accompanying notes are an integral part of these consolidated statements.

	Capital stock, net of treasury shares		Investment shares	Additional capital	Legal reserve	Retained earnings	Cumulative translation gain (loss)	Unrealized gain on investments in shares	Unrealized loss on derivative instruments	Total
	Number of shares	Common shares
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of December 31, 2002	126,879,832	568,880	1,604	582,134	77,733	652,102	7,024	-	-	1,889,477
Declared and paid dividends, net of dividends paid to a subsidiary, Note 20(f)	-	-	-	-	-	(151,729)	-	-	-	(151,729)
Investments in shares maintained at fair value, Note 2(g)	-	-	-	-	-	(5,679)	-	199,373	-	193,694
Loss in the initial valuation of derivative instruments, Note 2(t)	-	-	-	-	-	(436,786)	-	-	-	(436,786)
Gain in the initial valuation of derivative instruments classified as hedging instruments, Note 2(t)	-	-	-	-	-	-	-	-	1,660	1,660
Loss from change in the fair value of derivative instruments classified as hedging instruments, Note 33(a)	-	-	-	-	-	-	-	-	(7,709)	(7,709)
Transfer to legal reserve	-	-	-	-	16,920	(16,920)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 20(g)	-	-	-	-	-	-	(35,047)	-	-	(35,047)
Net income	-	-	-	-	-	166,970	-	-	-	166,970

Balance as of December 31, 2003	126,879,832	568,880	1,604	582,134	94,653	207,958	(28,023)	199,373	(6,049)	1,620,530

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2002 and 2003
Stated in thousands of constant Peruvian Nuevos Soles
	2001	2002	2003	2003
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)
Operating activities
Collection from customers	467,864	540,097	699,377	201,899
Collection of dividends	15,543	79,216	459,509	132,653
Collection of royalties	54,178	76,797	107,106	30,920
Collection of interest	9,280	8,811	8,415	2,429
Payment to suppliers and third parties	(289,819)	(276,290)	(330,895)	(95,525)
Payment of exploration activities	(96,248)	(94,006)	(122,673)	(35,414)
Payment to employees	(91,261)	(97,281)	(96,882)	(27,968)
Payment of income tax	(21,232)	(29,430)	(36,710)	(10,596)
Payment of royalties	(12,922)	(12,714)	(24,763)	(7,149)
Payment of interest	(15,139)	(13,781)	(8,281)	(2,391)
Net cash provided by operating activities	20,244	181,419	654,203	188,858
Investing activities
Purchase of plant and equipment	(112,460)	(63,401)	(64,646)	(18,662)
Increase of investment fund	-	-	(50,589)	(14,604)
Development expenditures	(28,015)	(22,877)	(36,705)	(10,596)
Proceeds (payments) from derivative instruments settled, net	60,469	42,669	(19,840)	(5,727)
Purchase of investments in shares	(6,476)	(11,370)	(4,445)	(1,283)
Proceeds from sale of shares	-	4,121	2,916	841
Proceeds from sale of plant and equipment	552	961	2,348	678
Proceeds from sale of assets and transfer of contractual rights	13,131	-	-	-
Net cash used in investing activities	(72,799)	(49,897)	(170,961)	(49,353)
Financing activities
Payment of dividends, Note 20(f)	(46,820)	(68,889)	(151,729)	(43,802)
Increase (decrease) of bank loans, net	37,601	(70,751)	(21,850)	(6,308)
Increase of long-term debt	122,696	556	-	-
Decrease of long-term debt	(10,041)	(12,115)	(21,176)	(6,113)
Proceeds from ADR's sale	13,773	24,015	-	-
Net cash provided by (used in) financing activities	117,209	(127,184)	(194,755)	(56,223)
	_________	_________	_________	_________
Net increase in cash during the year	64,654	4,338	288,487	83,282
Cash at beginning of year	22,455	87,109	91,447	26,399
Cash at year-end	87,109	91,447	379,934	109,681

	2001	2002	2003	2003
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)
Reconciliation of net income to net cash provided by operating activities
Net income	221,551	396,297	166,970	48,201
Add (deduct)
Loss from change in the fair value of derivative instruments	-	-	616,986	178,114
Cumulative effect of change in accounting principle	-	-	68,918	19,895
Minority interest	(4,051)	24,272	48,640	14,042
Depreciation	40,095	41,259	47,961	13,846
Long-term officers' compensation (*)	2,267	6,429	47,277	13,648
Amortization of development costs and mineral lands in operational mining sites	11,761	16,328	17,517	5,057
Amortization of mining concessions and goodwill	15,248	16,626	14,850	4,287
Loss (gain) from exposure to inflation	(1,661)	3,157	(306)	(89)
Write-off of development costs and mineral lands	1,253	-	7,380	2,130
Net cost of property, plant and equipment retired	2,011	8,105	6,187	1,786
Allowance for doubtful accounts receivable	1,018	314	5,674	1,638
Accretion expense	-	-	4,503	1,300
Assets impairment loss and write-off	23,818	1,558	4,472	1,291
Expense (benefit) from deferred income tax and workers' profit sharing	4,914	3,386	(287,874)	(83,105)
Participation in affiliated companies, net of dividends received	(188,637)	(258,213)	(72,005)	(20,786)
Gain (loss) on sale of plant and equipment	118	(856)	(2,033)	(587)
Unrealized gain in investment fund costs	-	-	(1,728)	(499)
Loss (gain) in sale of shares	-	1,346	(255)	(74)
Loss in sale of subsidiary's shares	-	6,739	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(24,076)	(70,399)	(15,271)	(4,408)
Deferred stripping costs	(13,477)	(11,916)	(13,660)	(3,944)
Prepaid taxes and expenses	(17,381)	1,568	(6,132)	(1,770)
Inventories	7,739	806	1,127	325
Decrease of operating liabilities -
Trade accounts payable and other liabilities	(62,266)	(5,387)	(4,995)	(1,440)
Net cash provided by operating activities	20,244	181,419	654,203	188,858
Transactions that did not affect the cash flows -
Payment of dividends through common shares of Sociedad Minera El Brocal S.A.A., Note 20(f)	-	2,886	-	-
Increase of the book value of long-lived assets	-	-	8,254	2,383

(*) This provision, which covers until the year 2012, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 17 to the 2003 consolidated financial statements.

The accompanying notes are integral part of these consolidated statements.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2001, 2002 and 2003

1. Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura") is a public company incorporated in 1953. It is engaged in the exploration, extraction, concentration and commercialization of polymetallic ores. Exploration activities of the Company are carried out both individually and in association with third parties.

Buenaventura operates three mining units in Peru (Julcani, Uchucchacua and Orcopampa) and has a controlling interest in four Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines. In addition, the Company holds direct and indirect interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha"), an entity in which the Company owns 43.65 percent of outstanding stock through Compañía Minera Condesa S.A. (hereafter "Condesa"), see Note 11(a). Buenaventura also owns an electric power distribution company and a mining engineering services consulting company.

In 1999 and 2001, Buenaventura decided to suspend exploitation activities in the Julcani and Huachocolpa mines, respectively, and only continue to carry out exploration activities in Julcani. Mineral found in Julcani during exploration activities is treated and sold.

The number of employees at Buenaventura and its subsidiaries (together "the Company") was 2,096 as of December 31, 2003 (2,076 as of December 31, 2002). Buenaventura's legal address is Carlos Villarán 790, Santa Catalina, Lima, Peru.

The consolidated financial statements for the year ended 2003 have been approved by Management and will be presented for the approval of the Directors and Shareholders at the times established by Law. In Management opinion's, the accompanying consolidated financial statements will be approved without modifications in the Board of Directors' and Shareholders' meetings to be held on the first quarter of 2004.

Consolidated financial statements as of December 31, 2002 were approved in the Shareholders' meeting held on March 31, 2003.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of December 31,
	2002		2003
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activities
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (ii)	-	100.00	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates.

Compañía Minera Condesa S.A.	100.00	-	100.00	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A. (i)	59.02	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.

Minera Shila S.A.C. (ii)	50.00	50.00	-	-

Extraction, concentration and commercialization of concentrates, primarily gold. Effective January 2, 2003 Minera Shila S.A.C. merged with Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

_____________________

(i) During 2003, the Company acquired 1,572,000 shares of its subsidiary Inversiones Colquijirca S.A. at a price of S/1 per share. As a consequence of such transaction, the interest in Inversiones Colquijirca S.A. increased from 59.02 percent to 59.90 percent as of December 31, 2003.

(ii) The Shareholders' Meetings of Minera Shila S.A.C. and Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN held in 2002 approved the merger of both entities. Effective January 2, 2003, Minera Shila S.A.C. was merged by Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN.

(iii) On March 30, 2002, the Company transferred the 100 percent of its interest in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca shares at a price of US$2,000,000. From this amount, US$1,500,000 is due in three equal semi-annual installments finishing on September 30, 2004 and the remaining US$500,000 is due on September 30, 2006 provided that: (i) the level of economic reserves measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 metric tons per month of mineral and (ii) the average price of zinc is higher than US$1,050 metric tons in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1,500,000. This transaction generated a loss amounting to S/6,739,000 (assuming a sales price of US$1,500,000), which is separately presented in the consolidated statements of income.

(iv) On April 2, 2002, the Company sold to third parties the 100 percent of its interest in Minera Yanaquihua S.A.C. Under the sale agreement, the buyers will pay royalties equal to a percentage of the net sales of Minera Yanaquihua S.A.C.; the royalty payment percentages will be equal to 5 percent in 2004, 6 percent in 2005, 7 percent in 2006 and 8 percent in 2007. Under the contract, the buyers have an option to forego continued royalty payments and to buy out the annual royalties section of the agreement for an amount equal to US$3,000,000; if this option has not been exercised at December 31, 2007, the royalties will increase to 10 percent of yearly net sales effective January 1st, 2008. The Company's former carrying amount of the investment of S/5,346,000 (US$1,492,000) is shown as a long - term account receivable. No income was recognized on this transaction. As of December 31, 2003, the Company recognized an allowance for this receivable, net of payables of S/404,000. The allowance amounts to S/4,942,000 and is presented in the general and administrative expenses caption of the consolidated statements of income.

2. Significant accounting principles and practices

In the preparation and presentation of the consolidated financial statements, Management has followed certain International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and their approximate effects on net income and shareholders' equity is set forth in Notes 38 and 39. The consolidated financial statements arise from the statutory consolidated financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United State of America (the "SEC"). The significant accounting principles and practices used are summarized below:

(a) Use of estimates and assumptions -

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Comparative financial statements -

Figures presented in the consolidated financial statements as of December 31, 2001 and 2002 have been inflation adjusted to reflect the change in the National Wholesale Price index (IPM) at December 31, 2003.

Certain figures of the consolidated financial statements as of December 31, 2001 and 2002 have been reclassified to conform to presentation standards adopted for 2003 financial reporting purposes.

(c) Financial statements adjusted by inflation -

The accompanying consolidated financial statements have been prepared from the Company's accounting records that are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level index (IPM). The inflationary/deflationary price variation according to the IPM index was as follows, in percentage terms:

Year	Inflation (deflation)

1999	5.5
2000	3.8
2001	(2.2)
2002	1.7
2003	2.0

The methodology used by the Company to adjust the consolidated financial statements for inflation was as follows:
    Non-monetary accounts in the consolidated balance sheets were adjusted using coefficients determined based on the IPM, according to the items original transaction date.
    Monetary accounts were not adjusted, as the book balances represent the monetary value of their components as of the dates of the consolidated balance sheets.
    Income statement accounts were adjusted on a monthly basis by applying average IPM coefficients; exchange differences were excluded. Depreciation and amortization expenses were calculated from the adjusted amounts of the related assets.

(d) Principles of consolidation -

The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which the Company possesses more than 50 percent equity participation. All significant inter-company balances and transactions have been eliminated.

(e) Cash and cash equivalents -

Cash and cash equivalents include all cash balances and all highly liquid investments with original maturities of three months or less.

(f) Inventories -

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

(g) Investments in shares -

Until December 31, 2002, investments in which the Company's interest is lower than 20 percent were stated at cost, less any permanent value impairment. Effective January 1, 2003, the Company has adopted IAS 39, Financial Instruments - Recognition and Measurement. Under the requirements of this standard, such investments must be recorded at fair value and changes in the such value must be separately presented in the consolidated statements of changes in shareholders' equity. The Company has recorded a charge to retained earnings by S/5,679,000, corresponding to the initial adoption of this standard. The corresponding dividends are credited to income when declared.

Investments in entities in which the Company's ownership is greater than 20 percent but less than 50 percent are accounted for by the equity method, recognizing the Company's proportionate share in the results of the affiliates in the consolidated statements of income. The measurement and reporting currency of affiliates is the Peruvian Nuevo Sol, with the exception of Yanacocha whose measurement and reporting currency is the U.S. dollar. The translation of the financial statements of Yanacocha results in exchange differences arising from translating (a) income and expense items at the exchange rates prevailing on the individual transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until ultimate disposal of the investment.

The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any difference between the amount paid and the fair value of assets and liabilities acquired is recognized in the balance sheet as a mining concession or goodwill.

For companies in which the Company's ownership is between 20 and 50 percent, any amount paid in excess of book value of the shares is reported in the Investment caption. The Company presents in this caption amounts paid over the book value of Yanacocha shares, and amortizes this amount using the units-of-production method based on proven and probable reserves, see Note 11(e).

(h) Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance and minor repairs are charged to expense as incurred. Expenditures that result in future economic benefits, beyond those originally contemplated in standards of performance for the existing assets, are capitalized.

Depreciation is calculated under the straight-line method of accounting considering the following estimated useful lives:

Years

Buildings, constructions and other	10 and 33
Machinery and equipment	5 and 10
Transportation units	5
Furniture and fixtures	8 y 10

In 2003, the subsidiary Sociedad Minera El Brocal S.A.A. (El Brocal) modified the useful lives of its assets, based on the current exploitation plans for the mine site and the existing proven and probable reserves, being the maximum limit the useful lives of the fixed assets. According to the current plans of this subsidiary, the mining unit will operate until year 2011, date in which the reserves will be depleted. The change in the useful lives resulted in an increased expense of approximately S/885,000, net of the minority interest.

The useful life assigned and the depreciation method chosen by the Company are reviewed periodically to ensure that the method and the depreciation period are consistent with the economic benefit and life expectations for use of property, plant and equipment items.

(i) Exploration and mine development costs -

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

(j) Joint venture agreements -

The Company has entered into joint venture agreements with other mining companies for the purpose of exploring potential mining sites. The associated exploration costs are recognized using the proportional consolidation method.

(k) Mining concessions and goodwill -

The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (Cedimin), Inversiones Colquijirca S.A. (Colquijirca), Sociedad Minera El Brocal S.A.A. (El Brocal) and Consorcio Energético de Huancavelica S.A. (Conenhua). The mining concession balances corresponding to Colquijirca and El Brocal are amortized using the units-of-production method, based on proven and probable reserves, while the mining concession balances corresponding to Cedimin and Conenhua are amortized using the straight-line method over a period of 15 and 10 years, respectively.

Annually, the Company reviews the carrying amounts of mining concessions and assesses whether any potential impairment issues exist respective to recoverability. If it is evident that the mining concessions and the goodwill are impaired, the Company provides for the impairment loss in the consolidated statements of income.

(l) Impairment of assets -

The Company reviews for and evaluates the potential impact of impairment on its assets when events or changes in circumstance occur that indicate the book value may not be recoverable. An impairment loss is recognized for the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The value in use of an asset is generally calculated as the present value of the estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. The future cash flow assumptions used include, among other items, estimates of recoverable ounces and metric tonnes, estimates of realizable prices and costs, and estimates of production quantities. Assumptions in which estimated future cash flows are based are subject to risk and uncertainty. Differences between assumptions and market conditions and/or the Company's development profile could have a material effect on the financial situation and results of operations of the Company.

(m) Accruals -

An accrual is recognized only when the Company has a present obligation as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best available information at the date of the consolidated balance sheets.

(n) Accrual for mine closing -

See note 3(a) for further information about the change in the accounting principle.

(o) Deferred stripping costs -

The subsidiary El Brocal has deferred certain costs incurred in the expansion of the Tajo Norte mining site (the expected life of Tajo Norte is 8 years from December 31, 2003) with the intent to reasonably match revenues and production costs. Those costs are commonly referred as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock.

The deferred stripping accounting method used by El Brocal is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however, some mining companies expense waste removal costs as incurred. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company's period-to-period results of operations.

In order to calculate the amount of deferred stripping cost to record as normal period expense, Management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. This coefficient is estimated to be 8.18 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral (7.47 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral as of December 31, 2002). The actual coefficient was 11.13/1 (10.48/1 in 2002).

Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate.

The amortization of the deferred stripping costs will be reflected in the consolidated financial statements of income over the life of the Tajo Norte area, based on proven and probable reserves, so that no unamortized balance remains at mine closure (there were no amortization expenses in prior years and in the current year). Management expects to begin the amortization of the deferred stripping costs in 2006.

(p) Recognition of revenues, costs and expenses -

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

(q) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the transaction date. Exchange gains and losses resulting from differences between the closing exchange rate and the exchange rate used to initially record transactions, are recognized in the consolidated statements of income in the period in which they arise, see Note 5, and are presented in the caption "gain (loss) from exposure to inflation".

(r) Income tax and workers' profit sharing -

The current income tax and workers' profit sharing balances are calculated and recorded pursuant to current legal regulations effective in Peru. Following the balance sheet liability method, the Company recognizes the effect of temporary differences between book and tax basis of assets and liabilities to the extent that such differences result in a deferred tax liability. Should a deferred asset arise, it is not recognized unless it is more likely than not that it will be recoverable.

(s) Contingencies -

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

(t) Derivative instruments -

Until December 31, 2002, the Company used to disclose in notes to the consolidated financial statements the fair value of the derivative instruments. Effective January 1, 2003, IAS 39, Financial Instruments - Recognition and Measurement, is in force. Following we describe the changes resulting from the adoption of this standard:

The fair value of derivative contracts qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. To the extent these hedges are effective in offsetting forecasted cash flows from the sale of production, changes in fair value are deferred in an equity account. Amounts deferred in such account are reclassified to Sales when the underlying production is sold. The effect of the initial adoption of this standard by the subsidiary El Brocal resulted in a credit to the equity account "unrealized loss on derivative instruments" of S/1,660,000.

The fair value of derivative contracts not qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. Changes in fair values are recorded in income in the caption "loss from change in the fair value of derivative instruments". The effect of the initial adoption of this standard by the Company resulted in a charge to retained earnings of 2003 of S/436,786,000.

Derivative contracts qualifying as normal sales are accounted for under the deferral accounting. Gains and losses arising from changes in the fair value of the contracts before the contracts' designated delivery date are not recorded, and the contract price is recognized in income following settlement of the contract by physical delivery of production to the counterparty at contract maturity, see note 33(c).

(u) Treasury shares -

The Company has common and investment shares under treasury. The nominal values of these shares, restated by inflation, are presented net of the capital stock and investment shares amounts. The difference between the nominal values restated by inflation and the cost of such shares is presented as a reduction in the additional capital caption of the consolidated statements of changes in shareholders' equity.

The effect of the dividends income arising from the treasury shares held by the subsidiary are eliminated in the consolidated financial statements.

(v) Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

3. Change in an accounting principle

Effective January 1, 2003, the Company and its affiliated Yanacocha made an accounting change related to the provision for mine closing costs. Following, we describe the accounting change, and the cumulative effect as of January 1, 2003:

(a) Until December 31, 2002, the Company used to record the obligation for mine closing costs when the related amount could be fairly estimated, which normally occurred at end of the life mine. Effective January 1, 2003, the Company records such liability when a legally enforceable obligation arises for mine closing, independently of the full depletion of the reserves. Once such obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (development costs and property, plant and equipment). As time passes, the amount of the obligation changes, resulting in the recognition of an accretion expense; additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related asset. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs.

The cumulative effect of this change in accounting principle, net of the workers' profit sharing, income tax and minority interest was a loss of S/19,744,000; this amount is separately presented in the consolidated statements of income. The detail follows:

S/(000)
Buenaventura	11,472
Subsidiaries, net of minority interest amount to S/3,740	8,272
19,744

(b) Until December 31, 2002, the affiliated Yanacocha used to accrue the mine closing costs and charge to income over the expected operating lives of the mines using the unit-of-production method. Effective January 1, 2003, Yanacocha records such obligation using an accounting treatment similar to the one used by Buenaventura and its subsidiaries. The cumulative effect of the change in the accounting principle was a loss of S/49,174,000, which is presented as "cumulative effect of accounting changes for mine closing costs".

(c) The consolidated statements of income for the years 2001 and 2002 that would have resulted should the Company had given retroactive effect to the accounting change follows:

	2001	2002
	S/(000)	S/(000)

Net sales	519,979	627,318

Operating costs
Depreciation	37,958	39,530
Exploration and development costs of operating mining sites	61,674	74,987
Other	258,928	262,945
	358,560	377,462
Gross margin	161,419	249,856

Operating expenses	178,079	152,751
Operating income (loss)	(16,660)	97,105
Other revenues (expense)
Share in affiliated companies, net	188,916	319,022
Accretion expense	(3,373)	(3,829)
Others	55,174	11,826
Total other revenues, net	240,717	327,019

Income before workers' profit sharing, income tax and minority interest	224,057	424,124
Workers' profit sharing	(590)	(1,407)
Income tax	(25,048)	(25,151)
Income tax before minority interest	198,419	397,566
Minority interest	4,330	(23,809)

Net income	202,749	373,757

Basic and diluted earnings per share	1.60	2.94

4. Convenience Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at December 31, 2003 (S/3.464 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

5. Foreign currency transactions

Translations to foreign currency are completed using exchange rates prevailing in the market. As of December 31, 2003, the average exchange rate in the market for U.S. dollar transactions was S/3.461 for buying and S/3.464 for selling (S/3.513 for buying and S/3.515 for selling as of December 31, 2002).

As of December 31, 2002 and 2003, the Company had the following assets and liabilities denominated in foreign currency:

	2002	2003
	US$(000)	US$(000)
Assets
Cash and cash equivalents	3,163	88,723
Investment fund	-	15,116
Trade and other accounts receivable	21,475	23,221
Account receivable from affiliates	8,539	10,117
Long-term account receivable (including current portion)	2,494	264
	35,671	137,441
Liabilities
Bank loans	12,314	6,443
Trade accounts payable	6,404	7,038
Other current liabilities (including current portion)	4,895	17,084
Long-term debt (including current portion)	36,728	35,322
Derivative instruments (including current portion)	-	112,203
	60,341	178,090

Net liability position	24,670	40,649

The devaluation (revaluation) rates of the Peruvian Nuevo Sol with respect to the U.S. dollar are as follows:
Year	Devaluation (revaluation)
%

1999	11.1
2000	0.5
2001	(2.3)
2002	2.0
2003	(1.5)

The translation of foreign currency assets and liabilities in 2003 resulted in a net loss of S/450,000 (net loss of S/5,954,000 in 2002). These amounts are included in the consolidated statements of income as "gain (loss) from exposure to inflation."

6. Cash and cash equivalents

(a) This item is made up as follows:

	2002	2003
	S/(000)	S/(000)

Cash	1,154	2,007
Demand deposit accounts	5,939	15,949
Saving accounts	6,846	533
Time deposits (b)
In local currency	74,460	69,640
In foreign currency	3,048	291,805
	91,447	379,934

(b) As of December 31, 2003, the Company maintained principally the following:

- A time deposit in Peruvian currency for S/69,640,000, at an annual interest rate of 5.7 percent with maturity on January 5, 2004. Concurrent with contracting this time deposit, and with the purpose of hedging the foreign currency exchange risk associated to such, the Company entered into a foreign currency forward contract for US$20,000,000 that expires on January 5, 2004 and has a specified exchange rate of S/3.482 for each U.S. dollar, see Note 33. In 2003, the Company obtained interest income from this time deposit in the amount of S/983,000.

- Time deposits in US dollars for US$84,000,000, with annual interest rates ranging from 0.9% to 1.07% and maturities from 15 to 64 days.

At the time of this report, the time deposits were renewed based on similar terms.

7. Investment fund

In July 2003, the Company invested an amount of S/50,589,000 (US$14,617,000) in a variable-fixed income fund managed by Compass Group Sociedad Administradora de Fondos de Inversión S.A. The Company maintains its participation in the investment fund as available for sale with at market value with changes in market value recognized in income. As of December, 31, 2003, the market value of its participations in the fund was S/52,317,000 (US$15,116,000). The change in the market value amounts to S/1,728,000(US$499,000), and was recognized as a financial income in the consolidated statements of income, see Note 28.

8. Other accounts receivable, net

(a) This item is made up as follows:

	2002	2003
	S/(000)	S/(000)

Compañía Minera El Palomo S.A.	8,213	7,975
Account receivable related to sale of Minera Yanaquihua S.A.C. shares, note 1	5,346	4,942
Account receivable related to sale of Minera Huallanca S.A.C. shares, note 1	4,120	2,159
Reimbursement of advances given to a contractor (GyM S.A.)	2,940	1,716
Advances and loans to suppliers and third parties	2,365	14,151
Interest receivable	2,182	1,188
Advances and loans to directors, officers and employees	2,152	1,632
Value added tax subject to reimbursement	1,515	-
Account receivable from TEBAMA on sale of trucks	1,110	-
Account receivable from Sociedad Minera Corona S.A. for sale of electric energy	455	-
Advance to Ferrovias Central Andino S.A.	406	-
Deposits in guarantee	391	4
Account receivable from El Futuro de Ica S.R.L.	366	-
Other accounts receivable	5,492	6,323
	37,053	40,090
Less - Allowance for doubtful accounts (b)	(10,549)	(13,704)
	26,504	26,386
Less - Non current portion	(9,048)	(915)
	17,456	25,471

Trade accounts receivable are denominated in U.S. dollars, have current maturities and do not earn interest. Advances and loans to directors, officers and employees have current maturities and earn interest that is presented in the consolidated statements of income as financial income.

(b) Movement within the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Beginning balance	9,173	10,406	10,549
Accrual for the year, note 25	1,018	314	5,674
Write-offs	-	-	(2,803)
Loss (gain) from exposure to inflation	215	(171)	284

Ending balance	10,406	10,549	13,704

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk on trade and other accounts receivable at the date of the consolidated balance sheets.

9. Inventories, net

(a) This item is made up as follows:

	2002	2003
	S/(000)	S/(000)

Mineral concentrates	31,950	31,980
Supplies	49,110	47,953
	81,060	79,933

Less - Slow moving and obsolescence supplies reserves	(5,991)	(6,309)
	75,069	73,624

The Company expects to use its supplies inventory in the normal course of operations. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

(b) The inventory reserve for supplies had the following movements during 2001, 2002 and 2003:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Beginning balance	1,671	5,797	5,991
Accrual for the year	4,126	194	595
Write - offs	-	-	(277)

Ending balance	5,797	5,991	6,309

In Management's opinion, the reserve above created by current and prior year write-offs, is sufficient to cover the risks of slow moving and obsolete supplies at December 31, 2001, 2002 and 2003.

10. Prepaid taxes and expenses

This item is made up as follows:

	2002	2003
	S/(000)	S/(000)

Value added tax credit	25,437	16,469
Income tax credit	10,933	27,634
Pre-paid insurance	4,260	3,613
Other	3,854	2,900
	44,484	50,616

Less - Current portion	(31,134)	(43,417)

Non - current portion	13,350	7,199

11. Investments

(a) This item is made up as follows:

	Equity ownership		Amount
	2002	2003	2002	2003
	%	%	S/(000)	S/(000)

Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (b)	9.17	9.17	19,560	213,015
Other			4,821	4,232
			24,381	217,247
Equity method investments
Minera Yanacocha S.R.L. (c)	43.65	43.65
Equity share			1,051,737	1,049,780
Mining concession, net (e)			118,278	108,538
			1,170,015	1,158,318

Sociedad Minera Coshuro de Responsabilidad Limitada	45.90	45.90	795	-
Minera La Zanja S.R.L.	-	35.00	-	287
			1,170,810	1,158,605

			1,195,191	1,375,852

(b) Until December 31, 2002, the investment in Sociedad Minera Cerro Verde S.A. was recorded at cost. Effective January 1st, 2003, such shares are presented at fair value, see note 2(g).

(c) The amount of equity participation in Yanacocha is determined from audited financial statements as of December 31, 2002 and 2003.

(d) The calculation of the equity investment in Yanacocha is as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)
Yanacocha shareholders' equity at beginning of year	1,381,860	1,825,493	2,435,967
Participation percentage	43.65%	43.65%	43.65%
Company's participation in Yanacocha equity as of January 1st ,	603,182	796,828	1,063,300
Elimination of intercompany gains(i)	(13,467)	(12,555)	(11,563)
Balance of investment as of January 1st,	589,715	784,273	1,051,737
Participation in Yanacocha Income before cumulative effect of change in accounting principle	209,873	344,658	540,784
Participation in the cumulative effect of change in accounting principle	-	-	(49,174)
Dividends received, note 11(h)	(15,543)	(79,190)	(459,509)
Realization of intercompany gains (i)	912	991	989
Cumulative translation gain (loss)	(684)	1,005	(35,047)

Balance as of December 31,	784,273	1,051,737	1,049,780

__________________

(i) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

(e) The movement of the amount paid over book value of Yanacocha's shares (mining concession), net of the accumulated amortization is as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Balance as of January 1st,,	133,172	126,584	118,278
Amortization	(6,588)	(8,306)	(9,740)

Balance as of December 31,	126,584	118,278	108,538

(f) During the first quarter of 2002, Buenaventura acquired through the Lima Stock Exchange 4,447,342 shares from El Brocal for S/12,126,000. The Company recognized an amount of S/1,591,000 as investment and S/10,535,000 as mining concession, see note 15.

In the last quarter of 2002, the Company sold 800,000 shares of El Brocal for S/1,557,000. In addition, Buenaventura approved the distribution of a dividend equivalent to 1 common share of El Brocal for each 100 or portion of 100 common or investment shares of the Company. As a consequence, the Company granted 1,379,995 common shares of El Brocal at a market value of S/2,886,000 (S/2.09 per share). The loss originated in these transactions amounted to approximately S/1,346,000, and is presented as "other, net" in the consolidated statements of income.

In 2003, the Company sold 124,444 shares from its subsidiary El Brocal for S/4 per share. As a consequence, the interest in El Brocal decreased from 2.25 percent as of December 31, 2002 to 2.20 percent as of December 31, 2003. The gain in this transaction of approximately S/255,000 is presented as "other, net" in the consolidated statements of income.

(g) The amount recognized in the consolidated statements of income as "participation in affiliated companies, net" is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	204,197	337,343	532,033
Other	(17)	86	(519)

	204,180	337,429	531,514

(h) Yanacocha represents the most significant investment. The Company's share of Yanacocha earnings was significant as compared to Buenaventura's net income in 2001, 2002 and 2003. Presented below is selected information about Yanacocha:

Economic activity -

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha.

Summary financial information based on the Yanacocha financial statements -

Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary Yanacocha balance sheet data as of December 31, 2002 and 2003:

	2002	2003
	US$(000)	US$(000)

Total assets	1,055,280	1,146,041
Total liabilities	374,822	445,171
Shareholders' equity	680,458	700,870

Summary data from the Yanacocha statements of income for the years ended 2001, 2002 and 2003:

	2001	2002	2003
	US$(000)	US$(000)	US$(000)

Revenues	517,800	713,398	1,036,370
Operating income	178,075	270,006	475,508
Income before cumulative effect of change in accounting principle	133,797	197,922	352,765
Cumulative effect of change in accounting principle	-	-	(32,353)
Net income	133,797	197,922	320,412

Dividends paid by Yanacocha -

Cash dividends paid by Yanacocha were S/459,509,000 in 2003 (S/15,543,000 in 2001 and S/79,190,000 in 2002).

Legal proceedings -

Mercury spill incident near the town of Choropampa -

In June 2000, a transport contractor of Yanacocha spilled approximately 11 liters of mercury near the town of Choropampa, Peru, which is located 53 miles from Yanacocha. As a consequence, on September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in Denver District Court of the State of Colorado (The Court). This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the court on July 30, 2002. Plaintiffs' attorneys appealed this dismissal.

In July 2002, Yanacocha and other defendants were served with other lawsuits in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident near the town of Choropampa. These lawsuits have been stayed pending the outcome of the first appeal.

At the date of the report, Yanacocha can not reasonable predict the final outcome of any of the described lawsuits.

Cerro Quilish -

Yanacocha was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit (which contains reserves of approximately 3.2 million ounces of gold). Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality has enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. In May 2002, the Peruvian Constitutional Court was installed in Lima to hear the case. The case was heard in early 2003 and the Court ruled on April 7, 2003 and established that the Yanacocha right to prospect and explore, according to its mining concessions, are free and clear from encumbrance.

The Court has required Yanacocha to complete a full environmental impact study, conducted by independent and certified organizations or institutions, prior to initiating any development at Cerro Quilish, and adopt mitigating measures necessary to protect the quality and quantity of the water supply of the city of Cajamarca.

Arbitration with a contractor -

In November 2003, Yanacocha received a notice for arbitration from a contractor relating to a fee and contractual dispute for civil construction works performed at Carachugo. The estimated amount of the claim is approximately US$12 million. While Yanacocha has not accepted the validity of the contractor claim, the parties are engaged in a mediation process. The outcome of this process is uncertain; however, an adverse decision is not expected to have a material adverse effect on the Yanacocha's financial condition.

12. Property, plant and equipment and accumulated depreciation

(a) The 2003 movement within the property, plant and equipment and accumulated depreciation accounts is shown below:

	Beginning balance	Addition for change in accounting principle, note 3	Additions	Retirements	Sales	Write-off	Transfers	Ending balance
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Land	5,810	-	136	-	-	-	-	5,946
Buildings, constructions and other	360,791	-	418	(2,131)	(157)	(2,713)	14,413	370,621
Machinery and equipment	506,783	-	33,576	(2,244)	(5,835)	(6,411)	(5,226)	520,643
Transportation units	30,251	-	220	(16)	(1,380)	(2,347)	1,691	28,419
Furniture and fixtures	11,604	-	567	-	(48)	(761)	4,513	15,875
Work in progress	16,474	-	29,729	(4,485)	-	(1,510)	(15,391)	24,817
Mine closing costs, notes 3 and 17	-	6,629	-	-	-	-	-	6,629
	931,713	6,629	64,646	(8,876)	(7,420)	(13,742)	-	972,950

Accumulated depreciation
Building, constructions and other	171,450	-	14,920	(2,012)	-	(1,205)	-	183,153
Machinery and equipment	363,033	-	30,623	(662)	(5,735)	(6,030)	-	381,229
Transportation units	20,724	-	2,196	(15)	(1,320)	(2,072)	-	19,513
Furniture and fixtures	8,983	-	742	-	(50)	(708)	-	8,967
Mine closing costs, notes 3 and 17	-	3,301	259	-	-	-	-	3,560
	564,190	3,301	48,740	(2,689)	(7,105)	(10,015)	-	596,422

Net cost	367,523							376,528

(b) Fully depreciated assets amount to S/322,987,000 and S/321,114,000 as of December 31, 2002 and 2003, respectively

(c) The distribution of annual depletion and depreciation expense to the balance sheet and statement of income captions was as follow:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Inventories	2,826	1,796	779
Operating costs	37,995	39,134	44,984
Exploration costs in non-operative mining areas	2,100	2,125	457
Other, net, note 29	-	-	2,520

	42,921	43,055	48,740

(d) In 2001, an impairment loss of S/17,381,000 related to constructions at Julcani and Huachocolpa was recognized, after Management closed operations at those mining sites. Additionally, subsidiaries of the Company had idle asset write-offs in the amount of S/2,311,000.

During 2003, the subsidiaries El Brocal and Compañía Minera Colquirrumi S.A. wrote-off idle assets for approximately S/3,877,000 (S/1,364,000 during the year 2002). This amount is presented as "assets impairment loss and write off" in the consolidated statements of income.

13. Development costs and mineral land, net

(a) Movements of the cost and accumulated amortization follows:

	Balance as of January 1st, 2002	Additions	Retirement due to sale of investment in shares	Balance as of December 31, 2002	Additions due to change in accounting principle, note 3	Additions	Write-off	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Development cost
Antapite	49,936	-	-	49,936	-	4,222	-	54,158
Uchucchacua	46,589	19,260	-	65,849	-	21,404	-	87,253
Orcopampa	14,409	3,321	-	17,730	-	9,754	-	27,484
Tajo Norte	11,246	-	-	11,246	-	-	(11,246)	-
Ishihuinca	15,760	-	-	15,760	-	87	-	15,847
Huallanca	4,317	-	(4,317)	-	-	-	-	-
Mine closing costs, notes 3 and 17	-	-	-	-	7,420	-	-	7,420
Other	945	261	-	1,206	-	-	-	1,206
	143,202	22,842	(4,317)	161,727	7,420	35,467	(11,246)	193,368

Mineral lands
Los Tapados	13,164	-	-	13,164	-	-	-	13,164
Coshuro	2,344	-	-	2,344	-	-	-	2,344
Ishihuinca	464	-	-	464	-	-	-	464
Other	4,778	35	-	4,813	-	1,238	(345)	5,706
	20,750	35	-	20,785	-	1,238	(345)	21,678

Total cost	163,952	22,877	(4,317)	182,512	7,420	36,705	(11,591)	215,046

	Balance as of January 1st, 2002	Additions	Write-off	Balance as of December 31, 2002	Addition due to change in accounting principle, note 3	Additions	Write-off	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Accumulated amortization of:
Development costs
Antapite	2,380	4,707	-	7,087	-	4,724	-	11,811
Uchucchacua	24,688	5,892	-	30,580	-	4,782	-	35,362
Orcopampa	2,188	2,553	-	4,741	-	5,075	-	9,816
Tajo Norte	3,269	887	-	4,156	-	-	(4,156)	-
Ishihuinca	13,319	-	-	13,319	-	938	-	14,257
Huallanca	7	-	(7)	-	-	-	-	-
Mine closing costs, notes 3 and 17	-	-	-	-	2,494	385	-	2,879
Other	13	1,193	-	1,206	-	-	-	1,206
	45,864	15,232	(7)	61,089	2,494	15,904	(4,156)	75,331

Mineral lands
Los Tapados	1,357	1,316	-	2,673	-	1,317	-	3,990
Coshuro	242	234	-	476	-	235	-	711
Ishihuinca	464	-	-	464	-	-	-	464
Other	2,473	494	-	2,967	-	288	(55)	3,200
	4,536	2,044	-	6,580	-	1,840	(55)	8,365

Total accumulated amortization	50,400	17,276	(7)	67,669	2,494	17,744	(4,211)	83,696

Net carrying value	113,552			114,843				131,350

(b) The annual amortization expense was distributed as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Exploration and development costs in operational mining sites, note 24	9,761	14,285	15,068
Operating costs	2,000	2,043	2,449
Inventories	741	948	227

	12,502	17,276	17,744

14. Deferred stripping costs

The movements of deferred stripping costs during the years ended as of December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Beginning balance	14,384	27,861	39,777
Additions	13,477	11,916	13,660

Ending balance	27,861	39,777	53,437

15. Mining concessions and goodwill, net

(a) Movements within the mining concession and goodwill cost and accumulated amortization accounts were as follows:

	Balance as of January 1st, 2002	Additions	Retirements	Balance as of December 31, 2002	Additions	Retirements	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	170,694	-	(3,071)	167,623	-	-	167,623
Inversiones Colquijirca S.A.	40,492	-	-	40,492	-	-	40,492
Consorcio Energético de Huancavelica S.A.	8,687	-	-	8,687	-	-	8,687
Sociedad Minera El Brocal S.A.A., note 11(f)	-	10,537	(5,080)	5,457	-	(167)	5,290
	219,873	10,537	(8,151)	222,259	-	(167)	222,092
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	20,177	10,552	-	30,729	10,512	-	41,241
Inversiones Colquijirca S.A.	10,089	4,251	-	14,340	2,961	-	17,301
Consorcio Energético de Huancavelica S.A.	74	889	-	963	867	-	1,830
Sociedad Minera El Brocal S.A.A.	-	934	-	934	510	-	1,444
	30,340	16,626	-	46,966	14,850	-	61,816
Net cost	189,533			175,293			160,276

(b) Management estimates that the amortization expense for each of the next five years will be approximately S/15,000,000.

16. Bank loans

Bank loans, contracted in U.S. dollars, consist of:

	Annual interest rate	2002	2003
		S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Ranging from 3.69% to 3.81%	10,756	5,681
Banco Internacional del Perú - Interbank	Ranging from 3.71% to 4.48%	7,171	4,676
Banco Wiese Sudameris	Ranging from 5.32% to 5.84%	4,965	-
Banco Interamericano de Finanzas - BIF	3.72%	3,155	1,559

Inversiones Mineras del Sur S.A.
Banco Wiese Sudameris	3.38%	7,791	-
Banco Wiese Sudameris	3.88%	6,454	-
Banco de Crédito del Perú	2.63%	3,585	-
Banco de Crédito del Perú	2.66%	-	10,046

Other subsidiaries		338	403

		44,215	22,365

Bank loans were obtained to finance working capital needs and have short-term maturities. The pre-export loans obtained by Sociedad Minera El Brocal S.A.A. are guaranteed by the related shipments of lead and zinc concentrate inventories. The other bank loans do not have specific guarantees.

The weighted average annual interest rates on bank loans were 3.51 percent and 4.24 percent during 2002 and 2003, respectively. The weighted average annual interest rate was 4.39 percent at December 31, 2002 and 9.33 percent at December 31, 2003.

17. Other current liabilities

This item consists of:

	2002	2003
	S/(000)	S/(000)

Stock Appreciation Rights	8,697	54,779
Accrual for mine closing and environmental protection expenses	7,105	48,810
Taxes payable	18,025	27,169
Royalties payable, note 36	5,199	4,404
Remuneration and similar benefits payable	8,454	3,685
Dividends payable	1,355	1,752
Accrual for exchange difference loss related to a forward contract, note 33	3,408	737
Other liabilities, each individually less than S/1,500,000	11,981	13,988
	64,224	155,324

Less - Long-term portion
Stock Appreciation Rights	(7,502)	(45,902)
Accrual for mine closing and environmental protection expenses	(7,105)	(27,361)

	49,617	82,061

Stock Appreciation Rights -

The Company has a program under which certain executives earn a cash bonus equal to that executive's allotted number of shares multiplied by the difference between the market value at a future date of the Company's shares and the base price on the executive's share. This program remains in effect as long as the executive works for the Company at each program's settlement date.

The measurement is made at the end of each reporting period based on the current market price of the shares. Compensation expense is recognized ratably over the vesting period established in each program.

The number of shares units which will be granted to executives subject to the stock appreciation rights bonus in future years, are as follows:
Years	Numbers of shares

2003	52,500
2004	94,900
2005	150,300
2006	182,700
2007	187,100
2008	165,900
Thereafter	246,600

1,080,000

For the year ended December 31, 2003, the Company recorded an expense amounting to S/47,277,000 in connection with this program (S/2,267,000 and S/6,429,000 in 2001 and 2002, respectively), which is recorded in the "general and administrative" caption in the consolidated statements of income.

Accrual for mine closing and environmental protection expenses -

A detail of the movements within the accrual for mine closing and environmental protection expenses follows:
S/(000)

Balance as of January 1st, 2001	11,533
Additions	1,132
Disbursements	(2,325)
Loss from exposure to inflation	213

Balance as of December 31, 2001	10,553
Disbursements	(3,269)
Gain from exposure to inflation	(179)

Balance as of December 31, 2002	7,105
Disbursements	(3,467)
Cumulative effect of change in accounting principle	38,779
Accretion expense, note 29	4,503
Loss from exposure to inflation	1,890

Balance as of December 31, 2003	48,810

The accrual for mine closing and environmental protection expenses is based on studies completed by independent engineers and completed in accordance with current environmental protection regulations.

As explained in Note 3, effective January 1, 2003 the Company made an accounting change to record the accrual for mine closing costs. If the Company had given retroactive effect to the accounting change, the accrual for mine closing costs would have been S/45,536,000 as of December 31, 2002.

18. Long-term debt

(a) Long-term debt, principally denominated in U.S. dollars, consists of:

Entity	Guarantee	Annual interest rate	Final maturity	2002	2003
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura	4.5%	August 2005	71,706	69,280

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.2% (2.36% as of December 31, 2003)	April 2005	33,403	18,417

Sociedad Minera El Brocal S.A.A. (c)
Banco de Crédito del Perú	No specific guarantees	Libor plus 3.75% (4.91% as of December 31, 2003)	September 2006	19,720	17,464
Teck Cominco Metals Ltd. (ii)	No specific guarantees	Libor plus 6% (7.16% as of December 31, 2003)	December 2006	6,061	5,237
Other				792	108
				131,682	110,506

Less-Current portion				(17,345)	(67,162)

Long-term portion				114,337	43,344

___________________

(i) This note contains a quarterly roll over provision, has a final maturity date in 2008 and is fully guaranteed by Buenaventura. In January 2004, this loan was rolled over with an annual interest rate of 4.5%.

(ii) This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú. The date of payment has been deferred to December 2006.

(b) The long-term debt maturity schedule of December 31, 2003 is as follows:

Year ended December 31,	Amount
S/(000)

2005	36,981
2006	6,363
43,344

(c) The financing agreements include certain covenants that require compliance with financial indicators as specified in the contracts. As of December 31, 2002 and 2003, the Company has fulfilled all commitments related to financial indicators.

(d) The weighted average interest rates on long-term debt were 7.68 percent and 4.81 percent in 2002 and 2003, respectively.

19. Minority interest

The minority interest liability shown in the consolidated balance sheets consists of:

	2002	2003
	S/(000)	S/(000)

Inversiones Colquijirca S.A.	31,663	26,465
S.M.R.L. Chaupiloma Dos de Cajamarca	13,664	13,562
Minera Paula 49 S.A.C.	1,661	2,148
Inversiones Mineras del Sur S.A.	1,093	8,315
Compañía Minera Colquirrumi S.A.	(1,382)	(3,980)
Other	(304)	(344)

	46,395	46,166

Minority interest income (expense) is presented in the consolidated statements of income and consists of:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Inversiones Colquijirca S.A.	16,977	(1,796)	(9,951)
Inversiones Mineras del Sur S.A.	1,986	(1,639)	(7,536)
S.M.R.L. Chaupiloma Dos de Cajamarca	(15,199)	(22,041)	(31,625)
Compañía Minera Colquirrumi S.A.	263	905	1,514
Other	24	299	(1,042)

	4,051	(24,272)	(48,640)

20. Shareholders' equity

(a) Capital stock -

The Company has common shares that represent the 100 percent of its outstanding share capital. Holders of common shares are entitled to one vote per share, with the exception of the election of the Board of Directors, where each such holder is entitled to one vote per share per nominee. Each holder's votes may be cast all for a single nominee or distributed among the nominees at the holder's discretion. Holders of common shares may attend and vote at shareholder meetings either in person or through a proxy. Additionally, holders of common shares have the right to participate in the distribution of dividends and shareholders' equity resulting from liquidation.

The Mandatory Annual Shareholders' meeting held on March 26, 2002, decide to increase the Company's capital stock from S/137,444,962 to S/549,779,848 (from S/188,650,000 to S/616,219,000, in constant values of December 31, 2003) through the capitalization of a portion of retained earnings as of December 31, 2001, and by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/412,334,886 (approximately S/427,569,000 in constant value as of December 31, 2003), S/129,266,262 corresponds to common shares - Series A and S/283,068,624 to common shares - Series B.

The Shareholders' Meeting held on April 30, 2002 approved the re-designation of common shares - Series B as common shares - Series A, and then immediately approved the re-designation of common shares - Series A as common shares. As a consequence, since May 3, 2002, the Company's capital stock is comprised of 137,444,962 common shares with a nominal value of S/4 each. As a result of the restatement of the 2003 financial statements for inflation at December 31, 2003, the Company is permitted to issue additional common shares for a total value of S/66,439,000.

As explained in note 2(u), the nominal value of treasury shares adjusted by inflation is presented net of the capital stock. The detail of the capital stock as of December 31, 2003 follows:

	Number of shares	Nominal value	Gain (loss) from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	66,439	616,219
Treasury shares	(10,565,130)	(42,261)	(5,078)	(47,339)

	126,879,832	507,519	61,361	568,880

In October 28, 2003, the Board of Directors decided to modify the ADR's program with the Bank of New York. Effective November 12, 2003, each ADR corresponds to one common share; formerly, each ADR corresponded to two common shares.

(b) Investment shares -

The investment shares do not represent the Company's stock obligation. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholder meetings. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in same manner as common shares.

The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/372,320 to S/1,489,280 (from S/508,000 to S/1,667,000, in constant values of December 31, 2003), by increasing the nominal value of investment shares from S/1 to S/4, concurrent with the capitalization of a portion of retained earnings equal to S/1,116,960 (S/1,159,000 in constant value as of December 31, 2003). As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/4 each.

As explained in note 2(u), the nominal value of treasury shares adjusted by inflation is presented net of the investment shares. The detail of the investment shares as of December 31, 2003 follows:

	Number of shares	Nominal value	Gain (loss) from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	178	1,667
Treasury shares	(15,933)	(63)	-	(63)

	356,387	1,426	178	1,604

(c) Additional capital -

The additional capital of the Company includes the following as of December 31, 2003:

- The premium received on the issuance of Series B common shares for S/521,292,000,

- The income from the sale of ADR explained in the paragraph 20(e) for S/28,871,000, and

- The difference between constant nominal values of treasury shares (common and investment) and the cost of such shares for S/31,971,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Treasury shares -

As explained in note 2(u), the values of treasury shares are presented net of the capital stock, investment shares and additional capital accounts.

The principal transactions occurred during 2001, 2002 and 2003 follow:

In January of 2001, in compliance with Article N.104 of the Nueva Ley General de Sociedades (New General Corporations Law), Buenaventura sold through a Lima Stock Exchange transaction its treasury shares. The treasury shares, which were constituted by 628,856 common shares - Series A, with a carrying value of S/8,403,000, were sold to its subsidiary Condesa for a total value of S/17,852,000. The gain generated by this sale amounted to S/9,449,000 and was eliminated in the consolidation of the financial statements as such arose as a result of an inter-company transaction.

In September of 2001, with the participation of the Bank of New York, Condesa exchanged through the Lima Stock Exchange 1,000,000 of Buenventura's common shares - Series B for 500,000 ADR (one ADR has a value equivalent to two shares). Subsequently, Condesa sold to third parties 178,000 ADR for approximately S/13,773,000, which is presented in the consolidated statements of changes in shareholders' equity. The gain generated by this sale of S/13,293,000 was recorded as additional paid in capital in the consolidated statements of shareholders' equity.

In the first quarter of 2002, Condesa sold to third parties an additional 322,000 ADR for approximately S/24,015,000, which is presented in the consolidated statements of changes in shareholders' equity. The gain generated by this sale of S/23,133,000 was recorded as additional paid in capital in the consolidated statements of shareholders' equity.

(f) Declared and paid dividends -

Dividends 2003 -

The Annual Shareholders' meeting held on March 31, 2003 approved a cash dividend of S/42,133,000 (equivalent to S/0.30 per share), from retained earnings as of December 31, 2002. The dividends were available to shareholders in April 2003.

The Board of Directors meeting held on July 31, 2003 approved an extraordinary dividend of S/76,530,000 (equivalent to S/0.56 per share), corresponding to a portion of the retained earnings as of December 31, 2002. The dividends were available to shareholders in August 2003.

The Board of Directors' meeting held on October 28, 2003 approved a dividend distribution of S/45,540,000 (equivalent to S/0.33 per share), corresponding to a portion of the retained earnings as of December 31, 2002. The dividends were available to shareholders in November 2003.

During 2003, the dividends paid to the subsidiary Condesa for Company's shares amounted to S/12,474,000. This amount is presented net of declared and paid dividends in the consolidated statements of shareholders' equity.

Dividends 2002 -

The Annual Shareholders' meeting held on March 26, 2002 approved a cash dividend of S/30,159,000 (equivalent to S/0.21 per share), from retained earnings as of December 31, 2001. The cash dividend includes dividends of S/2,313,000 paid to a subsidiary. The dividends were available to Shareholders in April 2002.

The Board of Directors' meeting held on October 22, 2002 approved a dividend distribution of S/44,701,000 (equivalent to S/0.33 per common share), corresponding to a portion of the retained earnings as of December 31, 2002. The cash dividend includes dividends of S/3,437,000 paid to a subsidiary. In addition, the Board of Directors approved a dividend distribution to be paid using the shares of Sociedad Minera El Brocal S.A.A. (The El Brocal share dividend paid one El Brocal share to all entities and individuals holding between 1 and 100 common or investment shares of Buenaventura; entities or individuals with more than 100 shares were allotted one additional El Brocal share for each 100 common or investment shares held). Pursuant to this dividend declaration, the Company distributed 1,379,995 common shares of El Brocal at a fair value of S/2,886,000 (S/2.09 per share), including El Brocal stock dividends paid to a subsidiary with a fair value equal to S/221,000. The net carrying value of these shares was S/3,698,000, after having recognized a loss of S/812,000, which is presented as "other, net" in the consolidated statements of income. Cash dividends and dividends in shares of El Brocal were available in December 2002.

Dividends 2001 -

The Mandatory Annual Shareholders' meeting held on March 29, 2001 approved a cash dividend of S/35,512,000 (equivalent to S/0.26 per share), from retained earnings as of December 31, 2000. The cash dividends include dividends of S/2,980,000 paid to a subsidiary. The dividends were available to shareholders in May 2001.

In addition, the Board of Directors' meeting held on October 29, 2001 approved a cash dividend of S/15,565,000 (equivalent to S/0.11 per share), on profits of the year 2001. The cash dividends include dividends of S/1,277,000 paid to a subsidiary. The dividends were available to shareholders in November 2001.

(g) Cumulative translation gain (loss) -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(g) when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the related investment is disposed of.

21. Taxation

(a) The Company is subject to Peruvian tax law. Effective January 1, 2004, the following changes to tax law are in force:

- The statutory income tax rate in Peru is 30 percent. Until December 31, 2003, the income tax rate was 27 percent.

- Transactions for amounts greater than S/5,000 or US$1,500 should be carried out through the financial system. Any payment made outside of this system will not be valid for tax purposes.

- Effective March 1, 2004, individual persons and corporations must pay a tax of 0.15 percent on debits and credits in bank accounts. This tax will be deductible for income tax purposes.

(b) The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

Entity	Years open to review by tax authorities

Buenaventura	2000, 2001, 2002 and 2003
Buenaventura Ingenieros S.A.	2000, 2001, 2002 and 2003
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	2002 and 2003
Compañía Minera Condesa S.A.	2000, 2001, 2002 and 2003
Compañía Minera Colquirrumi S.A.	2000, 2001, 2002 and 2003
Consorcio Energético de Huancavelica S.A.	2000, 2001, 2002 and 2003
Contacto Corredores de Seguros S.A.	2000, 2001, 2002 and 2003
Inversiones Colquijirca S.A.	2002 and 2003
Inversiones Mineras del Sur S.A.	2002 and 2003
Metalúrgica Los Volcanes S.A.	2000, 2001, 2002 and 2003
Minera Paula 49 S.A.C.	2002 and 2003
Minas Conga S.R.L.	2002 and 2003
S.M.R.L. Chaupiloma Dos de Cajamarca	2000, 2001, 2002 and 2003

Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in the opinion of Management, there are no issues that may result in significant tax contingencies for the Company and any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2003 and 2002.

(c) During the year 2000, Yanacocha was notified with tax assessments in the amount of US$24.4 million in connection to the income tax and value added tax - VAT for years 1998 and 1999, as well as for VAT corresponding to January and February 2000. With the purpose of eliminating some of these contingencies, Yanacocha filed for the "Sistema Especial de Actualización y Pago de Deudas Tributarias - SEAP" which allows for the payment of incorrectly declared taxes and eliminates fines and accrued interest at preferential rates. Although Yanacocha filed for the SEAP, it still has a lawsuit outstanding before the Supreme Court of Justice for US$3.1 million related to a claim for an overstatement of the income tax calculated in prior years and to a claim for the recognition by the tax authorities of a tax credit related with the VAT paid in the resolution of a service contract. In the opinion of Yanacocha's Management and its law advisors, there are no issues that may result in significant tax contingencies.

(d) The tax losses of Buenaventura and its consolidated subsidiaries cannot offset taxable income of other subsidiary. The detail of the tax loss carryforward of Buenaventura and its subsidiaries is as follows:

	S/(000)	Year of expiration

Buenaventura	20,650	2004
Minera Paula 49 S.A.C.	317	2004 and 2005
Inversiones Colquijirca S.A. (Sociedad Minera El Brocal S.A.A.)	26,773	2004 and 2005
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	23,157	2004, 2005 and thereafter
Buenaventura Ingenieros S.A.	517	2005
Compañía Minera Condesa S.A.	37,305	2004, 2005 and thereafter
Compañía Minera Colquirrumi S.A.	9,905	2004, 2005 and thereafter
	118,624

The tax losses will be adjusted according to the variation of the National Wholesale Price Level index (IPM) between December 31, 2003 and the last month of the period in which the settlement with taxable income is effective. The tax loss carryforward amount is subject to the result of the reviews from the tax authority indicated in the previous paragraph (b).

22. Net sales by geographic region

The Company's revenues primarily result from the sale of precious metal concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and dore bars. The following table shows net sales by geographic region:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Peru	256,520	312,458	365,281
Europe	127,350	167,699	276,070
North America	29,794	36,418	27,448
Asia	49,721	19,995	24,847
Oceania	-	5,014	2,160
	463,385	541,584	695,806

Income from hedging transactions, note 33(b)	321	7,231	5,153

	463,706	548,815	700,959

See Note 35, which discusses sales commitments and concentrations.

23. Operating costs

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Contractors	77,141	85,180	109,927
Supplies	72,445	66,510	70,886
Personnel expenses	59,047	57,481	63,998
Other	50,295	53,774	45,467

	258,928	262,945	290,278

24. Exploration and development costs in operational mining sites

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Exploration expenses
Uchucchacua	14,973	20,402	21,855
Orcopampa	11,393	16,676	20,861
Antapite	2,574	9,141	12,361
Shila	2,048	4,738	4,799
Ishihuinca	2,011	2,307	3,936
Julcani	-	2,564	1,551
Paula	3,181	2,136	1,240
Huallanca	3,581	-	-
Yanaquihua	2,421	-	-
Other	8,742	1,783	40
	50,924	59,747	66,643
Amortization of development costs, note 13(b)	9,761	14,285	15,068

	60,685	74,032	81,711

25. General and administrative expenses

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Long-term officers' compensation, note 17	2,267	6,429	47,277
Personnel expenses	32,858	33,387	28,115
Professional fees	9,281	14,211	15,894
Accrual for doubtful receivables, note 8(b)	1,018	314	5,674
Board member's remuneration	2,804	2,913	3,679
Insurance	1,243	1,502	1,649
Supplies	1,687	1,481	899
Rentals	2,380	842	943
Maintenance	911	756	715
Other expenses	9,993	13,759	12,563

	64,442	75,594	117,408

26. Exploration costs in non-operational mining areas

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Exploration in areas external to the mining sites
Joint ventures	11,835	20,942	31,386

Buenaventura owned projects	9,560	7,556	12,272

Exploration in mining sites
Julcani	10,352	1,651	4,094
Huachocolpa	12,815	4,912	1,857
Paula	-	-	2,742
Antapite	-	1,801	-
	23,167	8,364	8,693

Studies and project expenses	4,863	1,564	4,136

	49,425	38,426	56,487

27. Selling expenses

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Freight	19,244	15,933	17,564
Sundry services	4,550	5,258	5,940
Other	3,061	1,987	1,068

	26,855	23,178	24,572

28. Interest income and expense

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Interest income
Interest on loans	3,535	139	317
Interest on deposits	10,310	8,646	5,376
Change in the market value of the investment fund, note 7	-	-	1,728

	13,845	8,785	7,421

Interest expense
Interest on loans	(17,735)	(14,750)	(7,017)
Interest on overdrafts and other	(345)	(1,172)	(1,264)

	(18,080)	(15,922)	(8,281)

29. Other income and expense, net

This item is made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Other income
Gain on sale of supplies, net	-	2,935	2,737
Revenues from sale of energy, net	741	1,022	1,372
Revenues from services provided to Yanacocha, net	-	1,596	1,189
Gain on sale of property, plant and equipment	-	1,651	1,120
Gain from termination of contract, note 37(b)	6,563	-	-
Gain on sale of shares, note 11(f)	-	-	255
Other	6,567	3,365	34

	13,871	10,569	6,707

Other expenses
Accretion expense, notes 3 and 17	-	-	4,503
Depreciation, note 12(c)	-	-	2,520
Administrative penalties	-	-	1,580
Project for social development in the department of Huancavelica	-	770	1,252
Additional taxes	304	1,468	1,188
Employee termination bonuses	1,040	1,465	997
Accrual for impairment loss on investments	-	1,442	833
Loss on sale of shares, note 11(f)	-	1,346	-
Other	-	1,262	6,040
	1,344	7,753	18,913

Net	12,527	2,816	(12,206)

30. Income tax and workers' profit sharing

(a) The income tax and workers' profit sharing expense (benefit) amounts shown in the consolidated statements of income are made up as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Expense (benefit) for income tax
Current
S.M.R.L. Chaupiloma Dos de Cajamarca	16,379	20,522	29,250
Inversiones Mineras del Sur S.A.	-	-	6,237
Compañía Minera Condesa S.A.	4,709	-	-
Minera Shila S.A.C.	-	2,213	-
Other	143	308	1,223
	21,231	23,043	36,710
Deferred
Buenaventura	-	-	(218,145)
Inversiones Colquijirca S.A.	2,944	2,544	(4,686)
Inversiones Mineras del Sur S.A.	-	-	(2,668)
Minera Shila S.A.C.	(265)	17	-
Other	1,532	-	(235)
	4,211	2,561	(225,734)
Total	25,442	25,604	(189,024)
Expense (benefit) for workers' profit sharing (i)
Current
Inversiones Mineras del Sur S.A.	-	-	2,013
Minera Shila S.A.C.	-	713	-
Other	-	-	178
	-	713	2,191
Deferred
Buenaventura	-	-	(59,958)
Inversiones Colquijirca S.A.	124	819	(1,358)
Inversiones Mineras del Sur S.A.	-	-	(773)
Minera Shila S.A.C.	(85)	6	-
Other	665	-	(51)
	704	825	(62,140)
Total	704	1,538	(59,949)

___________________

(i) In accordance with Peruvian legislation, mining companies that have more than 20 employees should accrue an amount equal to 8 percent of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2001, 2002 and 2003, S.M.R.L. Chaupiloma Dos de Cajamarca and Compañía Minera Condesa S.A. have less than 20 employees.

(b) As explained in Note 2(r), the Company recognizes temporary differences between tax and book basis of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing liability is composed of the following items:

		Debit (credit) to the consolidated statements of income
	Balance as of January 1st, 2003	Deferred income tax and workers' profit sharing	Effect for the change of income tax rate	Cumulative effect for change in accounting principle	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Deferred asset
Deferred income from sale of future production	-	222,260	18,680	-	240,940
Tax loss carryforward (i)	47,201	(20,770)	2,221	-	28,652
Long-term officers' compensation	2,856	12,218	1,267	-	16,341
Mining closing costs	2,333	1,094	288	10,401	14,116
Exploration expenses	4,124	(218)	328	6,296	10,530
Impairment of property, plant and equipment	5,883	(359)	464	-	5,988
Unrealized gain with affiliates	4,579	(325)	357	-	4,611
Slow moving and obsolescence supplies reserve	3,457	139	302	-	3,898
Allowance for doubtful accounts receivable	-	1,623	136	-	1,759
Other	542	2,284	238	-	3,064
	70,975	217,946	24,281	16,697	329,899

Less - Allowance for deferred asset recoverability	(69,590)	54,829	(1,241)	(3,405)	(19,407)

Deferred asset	1,385	272,775	23,040	13,292	310,492
Deferred liability
Mineral stripping costs	(13,063)	(4,486)	(1,475)	-	(19,024)
Other	(5,941)	(1,366)	(614)	-	(7,921)
Deferred liability	(19,004)	(5,852)	(2,089)	-	(26,945)

Deferred asset (liability), net	(17,619)	266,923	20,951	13,292	283,547

(c) During 2001 and 2002 the Company recorded income tax and workers' profit sharing expenses. During 2003, the Company recorded an income tax and workers' profit sharing benefit due to:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Income before income tax and workers' profit sharing	243,646	447,711	35,555
Effective combined rate	35.60%	32.84%	32.84%
Expected income tax and workers' profit sharing	86,738	147,028	11,676

Reconciliation items
Share in affiliated companies (i)	(72,688)	(110,812)	(174,549)
Effect of fair value of derivative contracts turned into normal sales (ii)	-	-	(90,366)
Change in valuation allowance	(2,161)	(5,858)	(51,424)
Effect of change in tax rate (iii)	20	-	(20,951)
Effect on fair value of derivative instruments (iv)	-	-	69,671
Other permanent items, net	14,237	(3,216)	6,970
	(60,592)	(119,886)	(260,649)

Total	26,146	27,142	(248,973)

____________________

(i) According to current Peruvian tax regulations, the equity participation in affiliates, including dividends received, are not taxable.

(ii) Effective January 1, 2003, the Company adopted IAS 39, recording the initial effect of the fair value of all derivative contracts in the equity account: retained earnings (loss). In December 2003, the Company revised the terms of approximately 2/3 of its derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. The income tax effect on the loss recorded in retained earnings has been recorded as a benefit of the year because the change of status of a permanent, see (iv), to a temporary item occurred in December 2003.

(iii) Effective January 1, 2004, the current income tax rate will be 30% of taxable income. Until December 31, 2003, such rate was 27%. The effect of this modification on the temporary differences generates a deferred income tax expense of S/20.9 million in 2003.

(iv) Pursuant to current Peruvian tax regulations, the loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad.

31. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 is presented below:

	For the year ended December 31, 2001			For the year ended December 31, 2002			For the year ended December 31, 2003
	Net income (numerator)	Shares denominator)	Earnings per share	Net income (numerator)	Shares denominator)	Earnings per share	Net income (numerator)	Shares(denominator)	Earnings per share
	S/		S/	S/		S/	S/		S/

Basic and diluted income per share before the cumulative effect of changes in accounting principles	221,551,000	126,602,016	1.75	396,297,000	127,236,219	3.12	235,888,000	127,236,219	1.85

Cumulative effect of change in accounting principle in basic and diluted earnings per share	-	126,602,016	-	-	127,236,219	-	(68,918,000)	127,236,219	(0.54)

Basic and diluted net income per share	221,551,000	126,602,016	1.75	396,297,000	127,236,219	3.12	166,970,000	127,236,219	1.31

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 was determined as follows:

	2001	2002	2003

Common shares	137,444,962	137,444,962	137,444,962
Investment shares	372,320	372,320	372,320
	137,817,282	137,817,282	137,817,282

Less - treasury shares	(11,215,266)	(10,581,063)	(10,581,063)

	126,602,016	127,236,219	127,236,219

32. Disclosure about information by segments

International Accounting Standard (IAS) 14, revised, requires enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. Segments are generally defined by the manner in which the Company presents data to high-level management for their use in evaluating each unit's past performance and for making decisions about future allocations of resources. Management of Buenaventura bases their decisions on and evaluates business development in terms of the mining segments' performance. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the making of decisions or in the evaluation of business development. Management therefore considers that the Company's only reportable segment is mining.

33. Derivative financial instruments

Risk of commodity price fluctuations -

(a) The Company utilizes derivative financial instruments to mitigate certain market risks to which the Company is exposed. The principal market risk for the Company relates to the impact of price fluctuations on precious metals. Historically, world market prices for precious metals have fluctuated widely and are subject to the influence of several factors beyond the Company's control.

Buenaventura -

Until December 31, 2002, the Company did not account for the fair value of the derivative instruments and only disclosed the amount in notes to the consolidated financial statements. Effective January 1, 2003, the Company has adopted IAS 39, "Financial Instruments - Recognition and Measurement", which requires that the derivative instruments be recognized as assets or liabilities in the consolidated balance sheets, and measured at their fair value, See Note 2(t).

Management's intention is to hold derivative instruments for hedging the fluctuations in metal prices, mainly gold and silver, and not for trading purposes; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. Accordingly, the Company has done the following:

- Recorded a charge of S/436,786,000 to retained earnings in connection with the initial adoption of IAS 39.

- Recorded a loss of S/616,986,000 due to the changes in the fair value of the derivative instruments occurred during 2003.

In addition, the Company has recorded a liability of S/367,711,000 (S/74,264,000 and S/293,447,000 as current and non-current portions, respectively) in connection with the fair value of the open derivative instruments as of December 31, 2003.

El Brocal -

The subsidiary El Brocal met all the criteria stated in IAS 39 to account for its derivative instruments as cash flow hedges. Accordingly, this entity has done the following:

- Recorded a credit to the equity account "Unrealized loss in derivative instruments" of S/1,660,000, in connection with the initial adoption of IAS 39.

- Recorded a loss of S/7,709,000 due to the changes in the fair value of the derivative instruments occurred during 2003, which is presented in the equity account above mentioned.

In addition, El Brocal has recorded a liability of S/20,963,000 in connection with the fair value of the open derivative instruments as of December 31, 2003.

(b) In 2003, Buenaventura recognized losses of S/19,840,000 (revenues of S/60,469,000 and S/42,669,000 in 2001 and 2002, respectively) in connection with derivative operations settled in the period. These losses are presented as part of the "realized gain (loss) in derivative instruments" caption in the consolidated statements of income.

In addition, during 2003, the subsidiary El Brocal recognized revenues of S/5,153,000 (revenues of S/321,000 and S/7,231,000 during the years 2001 and 2002, respectively), in connection with the derivative operations settled in the period. These revenues are presented as part of the "net sales" caption in the consolidated statements of income.

(c) The tables below present details related to commodity derivative instruments outstanding as of December 31, 2003:

Compañía de Minas Buenaventura S.A.A. -

Metal	Quantity		Price range	Period
	Minimum	Maximum
			(US$/Oz)

Gold	232,500(i)	1,113,000	309 to 366.70	January 2004 - July 2011
Silver	800,000(ii)	6,200,000	5.84 to 6.16	January 2004 - August 2006

__________________

(i) Includes 150,000 and 82,500 ounces with a guaranteed average sale price of US$321.77 per ounce only and when gold price is above US$309.00 and US$345 per ounce, respectively.

(ii) Includes 800,000 ounces with a guaranteed minimum sale price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce) and a maximum sale price of US$6.00 per ounce.

Sociedad Minera El Brocal S.A.A -

Metal	Quantity	Price	Period

Futures contracts
Zinc (i)	6,000 MT	US$915/MT	January 2004 - December 2004
Zinc	12,000 MT	US$925/MT	January 2004 - December 2004
Zinc (ii)	6,000 MT	US$900/MT	January 2004 - December 2004
Zinc (iii)	6,000 MT	US$905/MT	January 2004 - December 2004
Zinc (iv)	6,000 MT	US$932/MT	January 2004 - December 2004
Silver	300,000 Oz	US$5.06/Oz	January 2004 - December 2004
Silver	300,000 Oz	US$5.245/Oz	January 2004 - December 2004
Silver (v)	300,000 Oz	US$4.80/Oz	January 2004 - December 2004
Silver (vi)	300,000 Oz	US$4.97/Oz	January 2004 - December 2004

_____________________

(i) Only and when the average price of zinc, for a specified month, will be at or below of US$780/MT, the subsidiary will receive, in such month, the market average price plus US$30/MT. Only and when the average price of zinc, for a specified month, will be at or over US$950/MT, the subsidiary will guarantee additional 250 MT, in such month, at a price of US$915/MT.

(ii) Only and when the average price of zinc, for a specified month, will be at or below of US$800/MT, the subsidiary will receive, in such month, the market average price plus US$30/MT. Only and when the average price of zinc, for a specified month, will be at or over of US$970/MT, the subsidiary will guarantee additional 250 MT, in such month, at a price of US$900/MT.

(iii) Only and when the average price of zinc, for a specified month, will be at or below of US$778/MT, the subsidiary will receive, in such month, the market average price plus US$30/MT. Only and when the average price of zinc, for a specified month, will be at or over of US$970/MT, the Subsidiary will guarantee additional 250 MT, in such month, at a price of US$905/MT.

(iv) The operation applies only and when the market average price of zinc, for any month, will be at or over of US$800/MT.

(v) Only and when the average price of silver, for a specified month, will be at or below of US$4.20 per ounce, the subsidiary will receive, in such month, the market average price plus US$0.26 per ounce. Only and when the average price of silver, for a specified month, will be at or over of US$4.80 per ounce, the subsidiary will guarantee additional 12,500 ounces, in such month, at a price of US$4.80 per ounce.

(vi) The hedge applies only and when the market average price of silver, for any month, will be at or over US$4.20 per ounce.

(d) In January 2004, Buenaventura reduced its hedge book exposure in 120,000 ounces of gold. This transaction originated a cash payment of US$10,400,000.

Foreign currency exchange risk -

Buenaventura has entered into a forward currency exchange contract for US$20,000,000, at a rate of S/3.482 per U.S. dollar, and a stated maturity of January 5, 2004, see Note 6(b).

During 2003, the contract generated a loss of S/2,322,000 (S/293,000 during 2002).

At December 31, 2003, the fair value of this contract is negative in S/737,000 (S/3,408,000 at December 31, 2002) and is presented as "other current liabilities" in the consolidated balance sheets, see Note 17.

Interest rate risk -

During 2002, the Company entered into an interest rate contract that swapped LIBOR for a fixed annual rate of 3.05% on a nominal value of US$5,500,000; this swap agreement has a stated maturity of September 2006. During 2003, this contract generated a loss of S/91,000.

The mark-to-market value of this interest rate swap contract was negative by S/280,000 as of December 31, 2003 and is presented in the caption "other current liabilities" of the consolidated balance sheets, see Note 17.

"Normal sale" contracts -

Effective December 30 and 31, 2003, Buenaventura modified the terms of certain derivatives instruments contracts in order to qualify for the "normal sales" exception, note 2(r).

The new terms require physical delivery of the same quantity of gold at capped prices ranging from US$332 to US$415 per ounce. The fair value of these contracts was negative by S/676,799,000 as of December 31, 2002 and is presented in the caption "deferred income from future sale production" of the consolidated balance sheets. This amount will be included in the future results as delivery occurs. The committed ounces of gold, until the year 2011, are 2,042,000.

34. Fair value of financial instruments

The information about fair value of the financial instruments, including derivatives, is presented below:

- Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.

- The fair value of the investment held in Sociedad Minera Cerro Verde S.A. is S/213,015,000 as of December 31, 2003 (S/13,881,000 as of December 31, 2002).

- The estimated fair value of the derivative and normal sales contracts is S/1,066,490,000 and is based on quotations received from the Company's counter- parties (see Note 33).

35. Sales commitments and concentrations

In 2003, the Company's three largest customers accounted for 36%, 33% and 10%, respectively, of total sales (35%, 32% and 12% of total sales in 2002). As of December 31, 2003, 77% of the trade accounts receivable are related to these customers (83% as of December 31, 2002). Each of these customers has executed one or more purchase and sale contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations. Currently, the Uchucchacua, Orcopampa, Julcani, Colquijirca, Shila, Ishihuinca and Antapite mines are subject to such purchase and sale agreements; these agreements have various maturity dates but do not extend beyond December 31, 2004.

36. Commitments and contingencies

(a) Environmental matters -

The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering Environmental Assessment (EVAP) and Environmental Adjustment and Management Programs (PAMA) for each of the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila and Paula as well as the Environmental Impact Study (EIA) of Antapite. As of December 31, 2003, the activities as defined in the PAMAs respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

On October 14, 2003, the Congress issued the Law 28090 which regulates the procedures and commitments that the mining activities must follow in order to elaborate, file and implement a mining site closing plan, as well as establishes the constitution of a guarantee to assure the compliance of the committed plan. At the date of the report, the corresponding regulation is pending to be issued.

(b) Land and mineral rights leases -

The Company has obtained the right to operate in certain areas through the execution of land lease contracts, as shown below:

Leaseholder	Leasing company	Year in which the contracts end	Royalties

Compañía de Minas Buenaventura S.A.A.	Sindicato Minero Orcopampa S.A. (Arequipa)	2043	10% of the valorized production, subject to certain conditions.

Inversiones Mineras del Sur S.A.	El Futuro de Ica S.R.L. (Arequipa)	2015	7% of concentrate revenues.

Royalty expenses, which are included in the operating expenses section of the consolidated statements of income, are allocated among the mineral rights lease contracts, as follows:

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Sindicato Minero Orcopampa S.A.	11,808	12,927	21,801
El Futuro de Ica S.R.L.	583	1,068	2,167
Other	1,148	-	-
	13,539	13,995	23,968

Royalties payable amount to S/4,404,000 as of December 31, 2003 (S/5,199,000 as of December 31, 2002), see Note 17.

(c) Pending litigation -
Damages claimed by a French citizen -

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Cedimin S.A.C. in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

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

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand. On January 15, 2004, the judge Richard P. Matsch of the District Colorado Court issued an opinion and ordered granting defendants motions to dismiss the amended complaint. On February 15, 2004 the defendants appealed the opinion of the judge to the Federal Court of the United States of America - Tenth Circuit (Colorado). At the date of this report, it is not possible to predict when the court will rule on the motions, the possible outcome of such motions or a possible range of loss.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

37. Transactions with affiliated companies

(a) The Company had the following transactions with its affiliated companies during the year-ended December 31, 2001, 2002 and 2003:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. In 2003, royalties earned amounted to S/111,398,000 (S/56,273,000 and S/78,503,000 in 2001 and 2002, respectively) and are presented as "royalty income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -
During 2003, Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/459,509,000 (S/15,543,000 and S/79,216,000 in 2001 and 2002, respectively).

Buenaventura Ingenieros S.A. ("Bisa") -
In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2004. The revenues related to this service contract amounted to approximately S/10,875,000 for the year ended December 31, 2003 (S/10,185,000 for the year ended December 31, 2002).

During 2003, the gross margin originated by this service amounted to S/1,189,000 (S/1,596,000 during 2002) and is presented as other, net in the consolidated statements of income.

The profit between Bisa and Yanacocha is not significant and, therefore, has not been eliminated.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -
In November of 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October of 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During 2003, the revenues for these services amounted to approximately S/13,615,000 in 2003 (S/14,136,000 in 2002).

During 2003, the gross margin originated by this service amounted to S/1,120,000 (S/1,651,000 during 2002) and is presented in the "net sales" caption in the consolidated statements of income.

The profit between Conenhua and Yanacocha is not significant and, therefore, has not been eliminated.

(b) In accordance with the terms of a contract signed between Yanacocha and Buenaventura on December 19, 2000, Buenaventura was engaged to be in charge of the administration of the China Linda lime plant; this contract had an original maturity of December 18, 2010; however, Yanacocha elected to terminate the contract in 2001 through a payment of US$1,800,000 (S/6,563,000).

(c) As a result of the above and other minor transactions, the Company has the following accounts receivable and payable from affiliated companies at December 31, 2002 and 2003:

	2002	2003
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	30,752	35,044
Other	182	893

	30,934	35,937

38. Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

The Company's consolidated financial statements have been prepared in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. The effects of these differences are reflected in Note 39 and are principally related to the items discussed in the following paragraphs:

Restatement of financial statements for general price level changes
Peruvian GAAP - Peruvian GAAP require the restatement of assets and liabilities into constant Peruvian Nuevos Soles as of the date of the latest financial statements presented. All non-monetary assets and liabilities and income statement amounts have been restated to reflect changes in the Peruvian wholesale price index, from the date the assets were acquired or the liabilities were incurred to the year-end. The purchasing power gain (loss) included in income (loss) reflects the effect of Peruvian inflation on the monetary liabilities of the Company during the year, net of the loss resulting from the effect of inflation on monetary assets held. See Note 2(c).

U.S. GAAP - Under U.S. GAAP, account balances and transactions are stated in the units of currency of the period when the transactions are originated. This accounting model is commonly known as the historical cost basis of accounting. SEC rules establish that foreign private issuers that prepare their financial statements in a reporting currency that comprehensively includes the effects of price level changes are not required to eliminate such effects in the reconciliation to U.S. GAAP. Therefore, the U.S. GAAP reconciliation of net income and shareholders' equity shown in Note 39 does not reflect as a difference the effect of the general price level restatement.

Impairment of long-lived assets
Peruvian GAAP - Up to December 31, 2000, impairment loss of long-lived assets was not mandatory under Peruvian GAAP; therefore, Peruvian corporations did not recognize any impairment loss as of that date. Effective January 1st, 2001, impairment loss of long-lived assets is recognized according to International Accounting Standard (IAS) 36, "Impairment of Assets". See Note 2(l).

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

U.S. GAAP - Under Statement of Financial Accounting Standard N.144 "Accounting for the Impairment or Disposal of Long-Lived Assets" superseded SFAS 121. SFAS 144 establishes a single accounting model, based on the framework of SFAS 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"), for long-lived assets to be disposed of by sale. This statement was adopted on January 1, 2002.

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

Share in Yanacocha
Peruvian GAAP - Under Peruvian GAAP, specifically IAS 28 - Accounting for Investments in Associates, the investor's financial statements are usually prepared using uniform accounting policies for like transactions and events in similar circumstances. In many cases, if an associate uses accounting policies other than those adopted by the investor for like transactions and events in similar circumstances, appropriate adjustments are made to the associate's financial statements when they are used by the investor in applying the equity method.

Under Peruvian GAAP, the Company recognizes the equity participation in Yanacocha using the financial statements of this entity prepared under U.S. GAAP due to these statements include the appropriate adjustments to reflect the current accounting policies of Buenaventura.

In addition, Buenaventura maintains the payment made in excess over the book value of Yanacocha's shares (recorded as mining concession within the investment caption) in Peruvian Nuevos Soles, its reporting currency.

U.S. GAAP - The consolidated results and shareholders' equity include the share in Yanacocha obtained from Yanacocha's financial statements prepared in accordance with U.S. GAAP.

Under U.S. GAAP, the mining concession in Yanacocha must be kept in the same functional and reporting currency of this entity, that is U.S. dollars, and not in Peruvian Nuevos Soles. The effect of amortizing the mining concession using the U.S. dollars basis instead of Peruvian Nuevos Soles originates reconciliation items, in results of operations and in comprehensive income, see Note 39.

Workers' profit sharing

Peruvian GAAP - Workers' profit sharing expense (income) is separately presented in the consolidated statements of income in a similar way as income tax expense (income).

U.S. GAAP - The common practice is to recognize the workers' profit sharing expense (income) as part of operating expense (income).

Available-for-sale investments

Peruvian GAAP - Until December 31, 2002 investments in which the Company's interest is lower than 20 percent (Sociedad Minera Cerro Verde S.A.) were stated at cost, less any permanent impairment. Effective January 1, 2003, the Company adopted IAS 39, "Financial Instruments - Recognition and Measurement". Under IAS 39, such investments must be recorded at fair value, with the resulting unrealized gain or loss recorded directly to a separate component of equity until realized, at which time the gain or loss is recorded in income. Accordingly, the Company's investment in Sociedad Minera Cerro Verde S.A. has been marked-to-fair value based on Sociedad Cerro Verde S.A.'s share price as of December 31, 2003.

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

Amortization of goodwill

Peruvian GAAP - In 2001, Buenaventura paid an amount in excess of the book value of the shares of its subsidiary Consorcio Energético de Huancavelica S.A., (Conenhua) and amortizes such excess (goodwill) using the straight-line method over a 10-year period.

U.S. GAAP - Statement of Financial Accounting Standard No. 142, "Goodwill and other Intangible Assets" ("SFAS 142"), effective January 1, 2002, requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually, that in the case of the Company is at year-end.

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

No allocation of the interest paid relating to assets constructed or developed was included in the reconciliation presented in Note 39 as the interest to be allocated was not material (accumulated effect of S/765,000 as of December 31, 2003).

Derivative financial instruments

Peruvian GAAP - The Company uses derivative financial instruments to mitigate certain market risks to which the Company is exposed. Until December 31, 2002, the Company disclosed the fair value of derivative instruments in the notes to the consolidated financial statements. Effective January 1, 2003, the Company recognizes derivative instruments as assets or liabilities, measured at their fair value, in its consolidated balance sheets pursuant to IAS 39, "Financial Instruments - Recognition and Measurement". Changes in the derivative's fair value will be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either a separate caption of equity or current earnings, depending on the nature of the instrument. See Note 2(t).

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

Joint Ventures

The Company is party to joint venture agreements with other companies in the mining industry for purposes of exploring potential mine sites and accounts for its interests using under proportional consolidation. Such interests would have been accounted for under U.S. GAAP using the equity method. However, as allowed in Item 17 (c) (2) (vii) of Form 20-F, the Company has elected to omit the differences in classification that may result from such arrangement for any joint venture that is an operating entity and that is jointly controlled, by contractual agreements, by all parties with equity interest in the entity.

39. Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2001, 2002 and 2003 and to shareholders' equity as of December 31, 2002 and 2003 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	For the years ended December 31,
	______________________________________
	2001	2002	2003
	S/(000)	S/(000)	S/(000)
Net income according to the financial statements prepared under Peruvian GAAP	221,551	396,297	166,970
	__________	__________	__________
Items increasing (decreasing) reported net income
Fair value of derivative instruments	(64,916)	(319,008)	-
Write-down of an available-for-sale investment to fair value	-	(5,679)	-
Depreciation originated by the impaired long-lived assets	826	614	743
Impairment of long-lived assets recorded under Peruvian GAAP	17,382	-	-
Share in Yanacocha's equity - restated, see (a)	(1,686)	(34,111)	-
Share in Yanacocha's equity - mining concession	-	551	983
Amortization of goodwill of Consorcio Energético de Huancavelica S.A.	-	889	867
Effect of U.S. GAAP adjustments on minority interest (b)	(5,758)	1,987	45
Deferred income tax and workers' profit sharing assets, net (c)	(2,739)	-	1,064
	__________	__________	__________
Net adjustments	(56,891)	(354,757)	3,702
	__________	__________	__________
Net income under U.S. GAAP	164,660	41,540	170,672
Other comprehensive income (loss) -
Cumulative translation adjustment	(684)	(7,216)	(37,762)
Unrealized gain (loss) on available-for-sale investments	(9,228)	-	199,373
Fair value of derivative instruments classified as hedging instruments	-	-	(7,709)
	__________	__________	__________
Total comprehensive income under U.S. GAAP	154,748	34,324	324,574
	__________	__________	__________

Accumulated other comprehensive income (loss) under U.S. GAAP
Cumulative translation adjustment	6,019	(1,197)	(38,959)
Unrealized gain (loss) on available-for-sale investments	(6,591)	(6,591)	192,782
Fair value of derivative instruments classified as hedging instruments	-	-	(7,709)
	__________	__________	__________
Total accumulated other comprehensive income (loss) under U.S. GAAP	(572)	(7,788)	146,114
	__________	__________	__________

Basic and diluted income per share under U.S. GAAP	1.30	0.33	1.34
	__________	__________	__________

Weighted average number of shares outstanding	126,602,016	127,236,219	127,236,219
	__________	__________	__________

(a) In 2002, Yanacocha restated its figures of prior years as a result of a reaudit requested by its Newmont Mining Corporation ("the Principal"). The principal changes were in connection with the useful lives of property, plant and equipment and mine development costs: in certain instances, Yanacocha was using different useful lives for similar assets and in other cases, the company was depreciating mine facility assets using useful lives in excess of the estimated life of the gold reserves. The effects in Buenaventura were as follows: S/17,493,000 of increased retained earnings as of January 1, 2000, and additional expenses of S/7,497,000 and S/9,282,000 in 2000 and 2001, respectively.

In addition, in 2002, the SEC challenged the accounting treatment for inventories followed by the Principal and Yanacocha, consisting of charging the depreciation directly to expenses and not allocating to inventories. Before issuing the 2002 financial statements, the SEC requested the Principal and Yanacocha to restate their prior financial statements. The effects in Buenaventura were as follows: S/14,038,000 of increased retained earnings as of January 1, 2000, and increased income of S/11,763,000 and S/7,596,000 in 2000 and 2001, respectively.

In 2002, the Company considered these restatements when determining the share in Yanacocha under Peruvian GAAP; consequently, there is no difference in the accounting treatment between Peruvian GAAP and US GAAP as of December 31, 2002. The reconciliation of net income of 2000 and 2001, and shareholders' equity as of December 31, 2001 shows the amounts not recognized under Peruvian GAAP in and as of those years.

(b) Represents the net effect of the U.S. GAAP adjustments on minority interest in the net income of the Company's consolidated subsidiaries.

(c) For general purposes, the following items are not taxable under current Peruvian tax regulations:

- Fair value of derivative instruments: The loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad (permanent item).

- Share in Yanacocha's equity: The equity participation in affiliates, including dividends received, are not taxable (permanent item).

The impairment of long-lived assets generates a temporary difference under current Peruvian tax regulations.

The amounts shown in the net income reconciliation are presented before tax, except for the share in Yanacocha. The tax effect of each item, except the share in Yanacocha, is included in the deferred income tax and workers' profit sharing line item.

	At December 31,
	__________________________
	2002	2003
	S/(000)	S/(000)

Shareholders' equity according to the financial statements prepared under Peruvian GAAP	1,889,477	1,620,530
	__________	__________
Items increasing (decreasing) reported shareholders' equity
Fair value of derivative instruments	(431,032)	-
Impairment of long-lived assets recorded under U.S. GAAP	(32,346)	(32,346)
Depreciation originated by the impaired long-lived assets	9,752	10,495
Impairment of long-lived assets recorded under Peruvian GAAP	18,862	18,862
Amortization of goodwill of Consorcio Energético de Huancavelica S.A.	889	1,756
Share in Yanacocha's - mining concession	551	1,534
Cumulative translation adjustment - Yanacocha's mining concession	(8,221)	(10,936)
Effect of U.S. GAAP adjustments on minority interest related to the impairment of long-lived assets recorded under U.S. GAAP	476	521
Effect of U.S. GAAP adjustments on minority interest related to the fair-value of derivative instruments	(4,094)	-
Fair value of available-for-sale investments	(5,679)	-
Deferred income tax and workers' profit sharing assets, net (i)	-	1,064
	__________	__________
Net adjustments	(450,842)	(9,050)
	__________	__________

Shareholders' equity in accordance with U.S. GAAP	1,438,635	1,611,480
	__________	__________

(i) The impairment of long-lived assets is the only temporary difference under current Peruvian tax regulations. In 2002, the Company recognized a valuation allowance of 100 percent of the deferred tax assets.

The following is a roll forward of the components of shareholders' equity under U.S. GAAP:
S/(000)

Shareholders' equity in accordance with U.S. GAAP at December 31, 2001	1,445,542
Net income in accordance with U.S. GAAP	41,540
Declared and paid dividends	(71,775)
Cumulative translation adjustment	(7,216)
Proceeds from sale of treasury ADR	24,015
Purchase of investment shares	(152)
Reduction of unrealized losses on an available-for-sale investment due to a write-down to fair value	6,591
Other	90
__________
Shareholders' equity in accordance with U.S. GAAP at December 31, 2002	1,438,635
Net income in accordance with U.S. GAAP	170,672
Declared and paid dividends	(151,729)
Investments in share maintained at fair value	199,373
Loss from change in fair value of derivative instruments classified as hedging instruments	(7,709)
Cumulative translation adjustment	(37,762)
__________
Shareholders' equity in accordance with U.S. GAAP at December 31, 2003	1,611,480
__________

With regard to the consolidated balance sheets and statements of income, the following captions determined under U.S. GAAP would have been:
	At December 31,
	__________________________
	2002	2003
	S/(000)	S/(000)
Balance sheets
Investments in shares	1,181,480	1,366,450
Property, plant and equipment, net	369,404	373,539
Mining concessions and goodwill, net	176,183	162,032
Deferred asset, net	-	284,611
Total assets	2,214,272	3,061,030
Derivative instruments (liability)	431,032	388,674
Deferred liability, net	17,619	-
Total liabilities	725,624	1,403,905
Minority interest	50,013	45,645
	For the years ended December 31,
	____________________________________

	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Statements of income
Net sales	463,706	548,815	700,959
Depreciation	(37,156)	(38,520)	(44,241)
Assets impairment loss and write-off	(6,430)	-	(4,472)
Total operating costs and expenses	(511,956)	(529,787)	(582,949)
Operating income (expense)	7,852	97,532	229,408
Share in affiliated companies, net	202,433	303,869	532,497
Loss on derivative instruments, net	(4,447)	(276,339)	(636,826)
Write-down of an available-for-sale investment to fair value	-	(5,679)	-
Benefit (expense) for income tax	(27,348)	(25,604)	189,849
Effect of change in tax law	(3,502)	-	15,909
Other current and deferred taxes	(23,846)	(25,604)	173,940

40. Additional disclosures required by U.S. GAAP and the SEC

The expense (benefit) for income tax and workers' profit sharing is as follows:
	For the years ended December 31,
	____________________________________

	2001	2002	2003
	S/(000)	S/(000)	S/(000)
Expense (benefit) for income tax
Current	21,231	23,043	36,710
Deferred	6,117	2,561	(226,559)
	_________	_________	_________

Total	27,348	25,604	(189,849)
	_________	_________	_________

Expense (benefit) for workers' profit sharing
Current	-	713	2,191
Deferred	1,539	825	(62,379)
	_________	_________	_________

Total	1,539	1,538	(60,188)
	_________	_________	_________

Income tax and workers' profit sharing expense (benefit)	28,887	27,142	(250,037)
	_________	_________	_________

The tax effects of significant temporary differences are as follows:

		Debit (credit) to the consolidated statements of income
		______________________________________________________
	Balance as of January 1st, 2003	Deferred income tax and workers' profit sharing	Effect for the change of income tax rate	Cumulative effect for change in accounting principle	Balance as of December 31, 2003
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Deferred asset
Deferred income from sale of future production	-	222,260	18,680	-	240,940
Tax loss carryforward	47,201	(20,770)	2,221	-	28,652
Stock Appreciation Rights	2,856	12,218	1,267	-	16,341
Mine closing costs	2,333	1,094	288	10,401	14,116
Exploration expenses	4,124	(218)	328	6,296	10,530
Impairment of property, plant and equipment	8,050	(1,544)	546	-	7,052
Unrealized gain with affiliates	4,579	(325)	357	-	4,611
Slow moving and obsolescence supplies reserve	3,457	139	302	-	3,898
Allowance for doubtful accounts receivable	-	1,623	136	-	1,759
Other	542	2,284	238	-	3,064
	_________	_________	_________	_________	_________
	73,142	216,761	24,363	16,697	330,963

Less - Allowance for deferred asset recoverability	(71,757)	56,996	(1,241)	(3,405)	(19,407)
	_________	_________	_________	_________	_________

Deferred asset	1,385	273,757	23,122	13,292	311,556
	________	________	________	________	________

Deferred liability
Mineral stripping costs	(13,063)	(4,486)	(1,475)	-	(19,024)
Other	(5,941)	(1,366)	(614)	-	(7,921)
	_________	_________	_________	_________	_________
Deferred liability	(19,004)	(5,852)	(2,089)	-	(26,945)
	_________	_________	_________	_________	_________

Deferred asset (liability), net	(17,619)	267,905	21,033	13,292	284,611
	________	________	_________	_________	_________

The reconciliation of the income tax and workers' profit sharing provision computed at the statutory Peruvian effective combined rate to the provision for income tax and workers' profit sharing recorded on an U.S. GAAP basis in the consolidated statements of income is as follows:

	For the years ended December 31,
	___________________________________________
	2001	2002	2003
	S/(000)	S/(000)	S/(000)

Income before income tax according to U.S. GAAP	193,713	89,429	98,336
Workers' profit sharing expense (benefit) (a)	1,539	1,538	(60,188)
	_________	_________	_________
Expected income tax and workers' profit sharing	195,252	90,967	38,148

Statutory effective combined rate	35.60%	32.84%	32.84%
	_________	_________	_________
Expected income tax and workers' profit sharing provision in accordance with U.S. GAAP	69,510	29,873	12,528

Reconciliation items
Share in affiliated companies (b)	(72,066)	(99,790)	(174,872)
Effect on fair value of derivative instruments	23,110	104,762	69,671
Effect of fair value of derivative contracts turned into normal sales recorded on shareholders' equity	-	-	(90,366)
Change in valuation allowance	(2,161)	(5,858)	(53,591)
Write-down of an available-for-sale investment to fair value	-	1,894	-
Effect of change in tax law	4,517	-	(21,033)
Other permanent items	5,977	(3,739)	7,626
	_________	_________	_________
	(40,623)	(2,731)	(262,565)
	_________	_________	_________
Income tax and workers' profit sharing expense (benefit)	28,887	27,142	(250,037)
	_________	_________	_________

(a) Under U.S. GAAP the workers' profit sharing provision is recorded as an operating expense (income).

(b) According to current Peruvian tax law, share in affiliated companies are not taxable.

Recently Issued Accounting Pronouncements

FIN 46, Consolidation of Variable Interest Entities

In January 2003, FASB issued FASB Interpretation N.46 ("FIN 46"), Consolidation of Variable Interest Entities, which provides guidance on identification and reporting for entities over which control is achieved through means other than voting rights. FIN 46 defines such entities as variable interest entities ("VIEs"). A FASB Staff Position issued in October 2003 deferred the effective date of FIN 46 to the first interim or annual period ending after December 15, 2003 for entities created before February 1, 2003 if certain criteria are met. Subsequently, during December 2003, the FASB issued FIN 46R which replaces the original interpretation. Application of this revised interpretation is required in financial statements for companies that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. FIN 46 did not have any impact on the Company's financial position or results of operations at December 31, 2003, or for the year then ended.

FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, FASB issued SFAS N.149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The changes improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. SFAS 149 did not have any impact on the Company's financial position or results of operations at December 31, 2003, or for the year then ended.

FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, FASB issued SFAS N.150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" providing guidance regarding classification of freestanding financial instruments as liabilities (or assets in some circumstances). SFAS 150 was originally effective for financial instruments entered into or modified after May 31, 2003 or at the beginning of the first interim period beginning after June 15, 2003 and was to be applied prospectively. However, on October 29, 2003, FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatory redeemable noncontrolling interests. These provisions require that mandatory redeemable minority interest within the scope of SFAS 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of FASB's Liabilities and Equity Project or Phase II of FASB's Business Combinations Project. The Board also decided to (i) preclude any "early" adoption of the provisions of paragraph 9 and 10 for these non-controlling interests during the deferral period, and (ii) require the restatement of any financial statements that have been issued where these provisions were applied to mandatory redeemable noncontrolling interests. SFAS 150 did not have any impact on the Company's financial position or results of operations at December 31, 2003, or for the year then ended.

The Emerging Issues Task Force ("EITF") formed a committee to evaluate certain mining industry accounting issues, including arising from the implementation of SFAS No.141 and SFAS No.142 to business combinations within the mining industry, accounting for goodwill and other intangible and the capitalization of costs after the commencement of production. The issues to be discussed also include whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. The Company believes that its accounting for its mineral interests conveyed by leases is in accordance with generally accepted accounting principles. However, the Company cannot predict whether the deliberations of the EITF will ultimately modify or otherwise result in new accounting standards or interpretations thereof that differ from the Company's current practices.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONTENTS

Report of the independent auditors F-66

Balance sheets as of December 31, 2003 and 2002 F-67

Statements of profit and loss for each of the three years ended December 31, 2003 F-68

Statements of changes in partners' equity for each of the three years ended December 31, 2003 F-69

Statements of cash flows for each of the three years ended December 31, 2003 F-70

Notes to the financial statements F-71

REPORT OF THE INDEPENDENT AUDITORS

To the Partners and the Executive Committee of

Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheets and the related statements of profit and loss, of changes in partners' equity and of cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United States of America vary in certain significant respects from accounting principles generally accepted in Peru. The application of the latter would have affected the determination of net income for the years ended December 31, 2001, 2002 and 2003 and the determination of partners' equity and financial position at December 31, 2002 and 2003 to the extent summarized in Note 17 to the financial statements.

Countersigned by

/S/ LUIS W. MONTERO (partner)

Luis W. Montero

Peruvian Public Accountant

Registration No.17729

January 23, 2004

MINERA YANACOCHA S.R.L.

BALANCE SHEETS
	At December 31,
	2003		2002
		(in thousands)
ASSETS
Cash and cash equivalents	$46,391		$46,841
Restricted funds	16,672		15,848
Other receivables	35,680		33,889
Inventories	46,985		31,478
Ore on leach pads	132,031		135,353
Current assets	277,759		263,409

Property, plant and mine development, net	762,664		713,830
Intangible mineral interests, net	31,863		32,505
Long-term ore on leach pads	69,045		42,256
Long-term stockpiles	3,258		990
Other long-term assets	1,452		2,290

Total assets	$1,146,041		$1,055,280

LIABILITIES
Current portion of long-term debt	$30,012		$41,619
Accounts payable	25,983		19,149
Accrued liabilities	22,192		29,581
Related parties	10,097		9,801
Workers' profit sharing	23,158		15,341
Income taxes payable	91,812		22,834
Current portion of reclamation and remediation
Liability	6,105		5,700
Current portion of deferred workers' profit sharing	2,825		934
Current portion of deferred income tax	16,852		18,101
Deferred revenue	531		-
Current liabilities	229,567		163,060

Long-term debt	37,344		73,335
Reclamation and remediation liability	85,643		23,727
Deferred workers' profit sharing	20,813		25,589
Deferred income tax liability	71,804		89,111
Total liabilities	445,171		374,822

Commitments and Contingencies (Note 16)

PARTNERS' EQUITY
Partners' contributions	208,616		208,616
Additional contributions	226		226
Restricted earnings	189,600		160,000
Retained earnings	302,428		311,616
Total partners' equity	700,870		680,458

Total liabilities and partners' equity	$ 1,146,041		$ 1,055,280

The accompanying notes are an integral part of these statements.

MINERA YANACOCHA S.R.L.

STATEMENTS OF PROFIT AND LOSS

	2003	2002	2001
		(in thousands)
Revenues	$1,036,370	$713,398	$517,800

Costs and expenses
Costs applicable to sales (exclusive of depreciation,
	(377,214)	(312,980)	(241,991)
Depreciation, depletion and amortization	(146,822)	(114,769)	(73,484)
Exploration, research and development	(13,574)	(11,121)	(12,020)
General and administrative	(5,126)	(4,682)	(3,589)
Other expenses	(18,126)	160	(8,641)
	(560,862)	(443,392)	(339,725)
Other income (expense)
Interest and other income	1,560	1,415	1,767
Interest expense, net of capitalized interest of
$4,559, $3,035 and $9,439, respectively	(2,615)	(8,888)	(5,803)

Income before taxes and cumulative effect of
a change in accounting principle	474,453	262,533	174,039

Income tax expense	(121,688)	(64,611)	(40,242)

Income before cumulative effect of a change
in accounting principle	352,765	197,922	133,797

Cumulative Effect of change in accounting principle, net of tax of $10.2 million	(32,353)	--	--

Net income	$ 320,412	$ 197,922	$ 133,797

The accompanying notes are an integral part of these statements.

MINERA YANACOCHA S.R.L.

STATEMENTS OF CHANGES IN PARTNERS' EQUITY
	Partners'	Additional	Restricted	Retained
	contributions	contribution	earnings	earnings	Total
	(in thousands)

Balances at January 1, 2001	$2,116	$226	$193,000	$214,089	$409,431
Appropriation of retained earnings	-	-	13,500	(13,500)	-
Capitalization of restricted earnings	206,500	-	(206,500)	-	-
Distributions of profits to the partners	-	-	-	(10,000)	(10,000)
Net income	-	-	-	133,797	133,797
Appropriation of retained earnings	-	-	80,000	(80,000)	-

Balances at December 31, 2001	208,616	226	80,000	244,386	533,228

Distributions of profits to the partners	-	-	80,000	(80,000)	-
Dividends paid	-	-	-	(50,692)	(50,692)
Net income	-	-	-	197,922	197,922

Balances at December 31, 2002	208,616	226	160,000	311,616	680,458

Appropriation of retained earnings	-	-	29,600	(29,600)	-
Distributions of profits to the partners	-	-	-	(300,000)	(300,000)
Net income	-	-	-	320,412	320,412

Balances at December 31, 2003	$208,616	$226	$189,600	$ 302,428	$700,870

The accompanying notes are an integral part of these statements.

MINERA YANACOCHA S.R.L.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2002	2001
	(in thousands)
Operating activities:
Net income	$ 320,412	$ 197,922	$ 133,797
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	146,822	114,769	73,484
Deferred income taxes	(26,504)	13,089	23,971
Deferred profit sharing	(5,189)	(773)	6,963
Reclamation, remediation and accretion of asset retirement obligation	6,534	6,876	5,744
Write-off of material and supplies	3,165	667	811
Write-off of property, plant and mine development	20,077	-	-
Cumulative effect of change in accounting principle, net	32,353	-	-
Other	-	838	6,309
(Increase) decrease in operating assets:
Accounts receivable	-	181	5,398
Inventories	(25,938)	(42,586)	(20,002)
Prepaid taxes and expenses and other receivables	(954)	9,187	18,173
Increase (decrease) in operating liabilities:
Trade accounts payable and accrued liabilities	77,067	23,595	(25,708)
Payments of reclamation and remediation activities	(5,700)	(3,844)	(954)

Net cash provided by operating activities	542,145	319,921	227,986

Investing activities:
Additions to property, plant and mine development	(194,173)	(146,691)	(276,883)
Net cash used in investing activities	(194,173)	(146,691)	(276,883)

Financing activities:
Borrowings of long-term debt	-	28,850	75,633
Repayments of debt	(47,598)	(111,853)	(34,491)
Restricted funds	(824)	(3,160)	(2,412)
Distributions of profits to the partners	(300,000)	(50,692)	(10,000)
Net cash (used in) provided by financing activities	(348,422)	(136,855)	28,730

Net change in cash and cash equivalents	(450)	36,375	(20,167)

Cash and cash equivalents at the beginning of the year	46,841	10,466	30,633
Cash and cash equivalents at the end of the year	$46,391	$46,841	$10,466

The accompanying notes are an integral part of these statements..

MINERA YANACOCHA S.R.L.

Notes to the Financial Statements

As of December 31, 2003 and 2002

  Business activities

  Minera Yanacocha S.R.L. (the "Company") was incorporated on January 14, 1992 and began its operations in 1993. The Company is engaged in the exploration and production of gold under the mining concessions owned by S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma").

  The Company is owned 51.35% by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation ("Newmont"), 43.65% owned by Cia. Minera Condesa S.A., which is 100% owned by Cia. de Minas Buenaventura S.A.A. ("Buenaventura") and 5% owned by the International Finance Corporation.

  The majority partners of the Company (or their affiliates) also own the majority interest in Chaupiloma. In accordance with a mining lease, amended effective January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2012, which can be extended at the Company's option.

  Located in the Cajamarca province of Peru, the Company's operation consists of five separate open pit mines: the Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua mines. The fifth open pit mine, La Quinua, began production in October 2001. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching cyanidation, followed by Merrill-Crowe zinc precipitation and smelting where a final doré product is poured. Part of the gold-bearing ores from La Quinua require crushing and agglomeration prior to placement on leach pads. The doré is then shipped offsite for its refining and is sold in worldwide gold markets.

  Proven and probable reserves from these mines contained approximately 31.7 million (unaudited) and 32.6 million (unaudited) ounces of gold at December 31, 2003 and 2002, respectively.

  During 2003, 2002 and 2001 the Company sold 2.86 million, 2.29 million and 1.91 million ounces of gold, respectively.

  Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities to maintain production levels. Also, the cash flow and profitability of the Company's operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control.

  In the fourth quarter of 2000, two of the Company's partners unitized their holdings in northern Peru into the Company. Under the unitization plan, the Company spent US$45.7 million for mining claims, land, and a lime plant. The agreements signed to formalize the unitization contain certain commitments described in Note 16.

  Significant Accounting Policies

  Use of Estimates

  The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the Company's financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; asset impairments; write-downs of inventory to net realizable value; employee benefit liabilities; valuation allowances for deferred tax assets; reserves for contingencies and litigation. The Company bases its estimates on the Company's historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

  Currency

  The accompanying financial statements are stated in U.S. dollars, the Company's functional currency, since almost all its transactions are traded, collected and paid in such currency. All amounts are rounded to the nearest thousand ($000) unless otherwise stated. Transactions in other currencies are recorded in United States dollars based on exchange rates prevailing at the time of such transactions. Monetary assets and liabilities denominated in other currencies are translated into the United States dollar at exchange rates prevailing at the balance sheet dates, and any resulting gains or losses are reflected in current earnings.

  Cash and Cash Equivalents

  Cash and cash equivalents consist of all cash balances and deposits in banks. Because of the short maturity of these balances, the carrying amounts approximate their fair value.

  Stockpiles, Ore on Leach Pads and Inventories

  As described below, costs that are incurred in, or benefit, the productive process are accumulated as ore on leach pads, stockpiles and inventories.

  Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories resulting from net realizable value impairments are reported as a component of costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long-term.

  The major classifications of stockpiles, ore on leach pads and inventories follows:

  Stockpiles

  Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to mining operations. Costs are added to a stockpile based on the current mining cost per ton and removed at the average cost per recoverable ounce of gold in the stockpile.

  Ore on Leach Pads

  The recovery of gold from certain oxide ores is efficiently achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution, which is included in-process inventory, is processed further in the processing plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Cost are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

  The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). In general, the leach pad production cycles project recoveries of approximately 95% of the placed recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

  Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, the Company's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. At December 31, 2003, the weighted-average cost per recoverable ounce of gold on leach pads was US$118 per ounce. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process is concluded. Based on current mine plan, the Company expects to place the last ton of ore on its leach pads in 2014. Including the estimated time required for residual leaching, rinsing and reclamation activities, the Company expects that its leaching operations will terminate within approximately ten years following the date that the last ton of ore is placed on the leach pad.

  The current portion of leach pads is determined based on engineering estimates of the quantities of gold at the balance sheet date that are expected to be recovered during the next twelve months.

  In-process Inventory

  In-process inventories represent materials that are currently in the process of being converted to a saleable product. The Company's conversion process is leach in-circuit. In-process material is measured based on assays of the material fed to the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the process attributable to the source material coming from the mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

  Precious Metals Inventory

  Precious metals inventories include gold dore and/or gold bullion. Precious metals that result from the Company's processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

  Materials and Supplies Inventory

  Materials and supplies have been valued at cost by applying the weighted-average method. Materials and supplies are valued at the lower of cost or net realizable value.

  Property, Plant, and Mine Development

  Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from 5 to 26 years, but do not exceed the related estimated mine life based on proven and probable reserves.

  Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop such property are capitalized as incurred and are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on the estimated recoverable ounces mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body.

  Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable ounces mined from proven and probable reserves. To the extent that these costs benefit the entire ore body, they are amortized over the estimated life of the body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are depreciated over the proven and probable reserves of the specific ore area.

  Ongoing development expenditures to maintain production are charged to operations as incurred.

  Interest expense allocable to the costs of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Gains or losses from normal sales or disposal of assets are included in other income.

  Intangible Mineral Interests

  Intangible assets related to mineral interests are recorded at cost and represent mineral use rights for parcels of land not owned by the Company. The Company's intangible assets represent mineral use rights related to production, development or exploration stage properties, and the value of such intangible assets is primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in such properties. Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above. The Company's mineral use rights generally are enforceable regardless of whether proven and probable reserves have been established. In certain limited situations, the nature of a use right changes from an exploration right to a mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

  Amortization

  Intangible assets associated with production stage mineral are amortized over the life of mine using the UOP method in order to match the amortization with the expected underlying future cash flows. Intangible assets associated with development stage mineral are not amortized until such time as the underlying property is converted to the production stage. With respect to intangible assets associated with exploration stage mineral interests, (i) the excess of the carrying value over the residual value of intangible assets related to other mineralized material, around-mine exploration and other mine-related exploration potential is amortized on a straight-line basis over the period that the Company expects to convert, develop or further explore the underlying properties (which period is generally equal to the applicable life of mine), and (ii) the excess of the carrying value over the residual value of intangible assets related to greenfields exploration potential is amortized on a straight-line basis over the 18 years period in which Yanacocha expects to complete its exploration process.

  Residual Values

  Residual values for exploration stage mineral interests represent the expected fair value of the interests at the time the Company plans to convert, develop, further explore or dispose of the interests. The residual values range from 50% to 90% of the gross carrying value of the respective undeveloped mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of the Company's relative confidence in the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on (i) discounted cash flow analyses for those properties characterized as other mineralized material and around-mine exploration potential, and (ii) recent transactions involving similar properties for those properties characterized as other mine-related exploration potential and greenfields exploration potential. Based on its knowledge of the secondary market that exists for the purchase and sale of mineral properties, the Company believes that both methods result in a residual value that is representative of the amount that the Company could expect to receive if the property were sold to a third party. When an exploration stage mineral interest is converted to a development or production stage mineral interest, the residual value is reduced to zero for purposes of calculating UOP amortization.

  The expected useful lives and residual values used in amortization calculations are determined based on the facts and circumstances associated with each individual mineral interest.

  The Company evaluates the remaining amortization period for each individual mineral interest on a quarterly basis. Residual values are evaluated on at least an annual basis. Any changes in estimates of useful lives and residual values are accounted for prospectively from the date of the change in accordance with Accounting Principles Board ("APB") Opinion No. 20 "Accounting Changes."

  Expected Useful Lives

  Determination of expected useful lives for amortization calculations are made on a property-by-property basis. Mineral interests associated with operating mines are amortized over the estimated life of the mine. The useful lives currently associated with assets amortized on a UOP are until 2014.

  Asset Impairment

  The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production and capital, all based on detailed engineering life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of gold and other commodities that will be obtained from proven and probable reserves and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management's relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. With the exception of other mine-related exploration potential and greenfields exploration potential, all assets at an operating segment are considered together for purposes of estimating future cash flows. In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

  Reclamation and Remediation Costs

  In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations", which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement was adopted on January 1, 2003, when the Company recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset which resulted in a cumulative effect of a change in accounting principle of US$32.4 million, net of $10.2 million in taxes. See Note 9. The reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.

  Prior to adoption of SFAS No. 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs related to active mines were accrued and charged over the expected operating lives of the mines using the UOP method based on proven and probable reserves. Future remediation costs for inactive mines were accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates were reflected in earnings in the period an estimate was revised.

  Deferred Income Tax and Deferred Profit Sharing

  The Company accounts for income tax and legally required profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset for the Company as of the end of the year, as measured by the statutory tax and profit sharing rates in effect as enacted. The Company derives its deferred income tax charge or benefit and profit sharing charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income tax and profit sharing rates.

  The Company's deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

  Revenue Recognition

  Revenue is recognized when the price is determinable and upon delivery and transfer of title of gold to the customer.

  Revenues from silver sales are credited to costs applicable to sales as a by-product credit.

  Recent Accounting Pronouncements

  In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, which provides guidance on the identification and reporting for entities over which control is achieved through means other than voting rights. FIN 46 defines such entities as variable interest entities ("VIEs"). A FASB Staff Position issued in October 2003 deferred the effective date of FIN 46 to the first interim or annual period ending after December 15, 2003 for entities created before February 1, 2003 if certain criteria are met. Subsequently, during December 2003, the FASB issued FIN 46R which replaces the original interpretation. Application of this revised interpretation is required in financial statements for companies that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. FIN 46 did not have any impact on the Company's financial position or results of operations at December 31, 2003, or for the year then ended.

  In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. SFAS 149 did not have any impact on the Company's financial position or results of operations at December 31, 2003, or for the year then ended.

  In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" providing guidance regarding classification of freestanding financial instruments as liabilities (or assets in some circumstances). SFAS 150 was originally effective for financial instruments entered into or modified after May 31, 2003, otherwise at the beginning of the first interim period beginning after June 15, 2003 and was to be applied prospectively. However, on October 29, 2003, the FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. These provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB's Liabilities and Equity Project or Phase II of the FASB's Business Combinations Project. The Board also decided to (i) preclude any "early" adoption of the provisions of paragraph 9 and 10 for these non-controlling interests during the deferral period, and (ii) require the restatement of any financial statements that have been issued where these provisions were applied to mandatorily redeemable noncontrolling interests. SFAS 150 is not expected to have any impact on the Company's financial position or results of operations.

  The Emerging Issues Task Force formed a committee to evaluate certain mining industry accounting issues, including issues arising from the implementation of SFAS No. 141 and SFAS No. 142 to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production. The issues to be discussed also include whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. The Company believes that its accounting for its mineral interests conveyed by leases is in accordance with generally accepted accounting principles. However, the Company cannot predict whether the deliberations of the EITF will ultimately modify or otherwise result in new accounting standards or interpretations thereof that differ from the Company's current practices.

  Reclassifications

  Certain amounts in prior years have been reclassified to conform to the 2003 presentation.

  Other Receivables

	At December 31,
	2003	2002
Value added tax credit	$14,845	$18,800
Claims for tax refunds	17,157	10,338
Other	3,678	4,751
	$35,680	$33,889

  The above claims for tax refunds at December 31, 2003 and 2002 include value-added taxes paid but not reimbursed of approximately US$9.6 million, and as of December 31, 2003, include excess 2002 income tax paid for approximately US$6.6 million (Note 12).

  Inventories

	At December 31,
	2003	2002

In-process inventory	$14,702	$712
Precious metals	4,239	4,658
Materials and supplies	28,044	26,108
	$46,985	$31,478

  Property, Plant and Mine Development
	At December 31, 2003			At December 31, 2002
	Cost	Accumulated Depreciation, Depletion and Amortization	Net Book Value	Cost	Accumulated Depreciation, Depletion and Amortization	Net Book Value

	(in thousands)

Land	$ 14,935	$ -	$ 14,935	$ 13,240	$ -	$ 13,240
Buildings and equipment	1,096,306	558,223	538,083	971,899	421,920	549,979
Mine development	197,052	56,396	140,656	167,355	38,946	128,409
Asset retirement cost	49,352	36,116	13,236	-	-	-
Construction-in-progress	55,754	-	55,754	22,202	-	22,202
Total	$1,413,399	$650,735	$762,664	$1,174,696	$460,866	$713,830
Leased assets included above in property, plant and mine development	$ 30,193	$ 17,818	$ 12,375	$ 30,193	$ 11,829	$ 18,364

  As a result of the initial recognition in January 1, 2003, the asset retirement cost and its related accumulated amortization amounted to US$76.6 million and US$26.6 million, respectively. In 2003 the Company recorded amortization of US$9.5 million, which is included in the statement of profit and loss for the year.

  As of December 31, 2003, based on a cash flow analysis of the most recent estimated costs associated with retirement, reclamation and remediation to be incurred, a decrease of US$27.2 million in the estimated asset retirement cost was computed. In addition the Company written-off US$16.6 million to other expenses for the corresponding capitalized assets related to Maqui-Maqui mine.

  Intangible Mineral Interests

	At December 31, 2003			At December 31, 2002
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
(in thousands)
Intangible mineral interests:
Production-stage-mineral
interests	$ 8,432	$ (1,840)	$ 6,592	$ 8,432	$ (957)	$ 7,475
Exploration stage-mineral interests	25,558	(287)	25,271	25,267	(237)	25,030
Total	$ 33,990	$ (2,127)	$ 31,863	$ 33,699	$ (1,194)	$ 32,505

  At December 31, 2003 and 2002 this account comprises intangible mineral interests with an original cost of approximately US$33.7 million, acquired under the unitization plan described in Note 1. Of the original cost of US$33.7 million, US$8.4 million corresponds to proven and probable reserves of the lime mine of China Linda and US$25.3 million corresponds to exploration stage mineral interests.

  The Company's mineral interests are subject to amortization. The mineral interest residual values and the weighted average amortization periods were as follows at December 31, 2003:

	Residual amortization values	Weighted average period (in years)
Mineral interest Producing property Proven and probable reserves	$ -	10
Non-producing property Undeveloped mineral interests	$20,908	18

  The aggregate amortization expense for the year ended December 31, 2003 was $1 million. The estimated annual amortization expense for each of the next five years is US$0.9 million.

  Accrued Liabilities

	At December 31,
	2003	2002
Payroll	$ 2,200	$ 936
Taxes other than income	3,944	2,861
Prior year withholding income tax	2,688	2,138
Capital projects accruals	5,168	16,165
Operating cost accruals	6,016	7,223
Other	2,176	258
	$22,192	$29,581

  Workers' Profit Sharing

  In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

  In 2003, the workers' profit sharing amounted to US$44.5 million which has been included in the costs applicable to sales in the statement of profit and loss (US$24.1 million in 2002). This expense is deductible for income tax purposes.

  Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation.

  Supreme Decree N.009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo - FONCALPROEM. This entity, created by Legislative Decree N.892, is responsible for managing this fund, which is intended for future training or employment generation in Peru. The Company made payments to FONCALPROEM in 2003 for US$0.9 million. In 2002, the Company made no payments to FONCALPROEM.

  Reclamation and Remediation

  The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

  Effective January 1, 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations." As a result, the reclamation and remediation liability increased by US$72.1 million for the fair value of the estimated asset retirement obligation, deferred profit sharing increased by US$2.3 million for the legally required profit sharing and the deferred income tax liability increased by US$7.9 million, Property, plant and mine development, net, increased by US$49.9 million and a US$32.4 million charge was recorded for the Cumulative effect of a change in accounting principle, net of tax.

  The following is a reconciliation of the total liability for asset retirement obligations (ARO) (in thousands):

Year ended December 31, 2003

Beginning balance	$29,427
Impact of adoption of SFAS No. 143	72,095
Liabilities settled	(5,700)
Revisions	(10,608)
Accretion expense	6,534
Ending balance	$91,748

  The ARO corresponds primarily to activities to be performed in the restoration of the mines and related areas once the gold extraction process has been finished. The main activities that the Company plans to perform for each mine include the operation of water treatment plants, revegetation, earth work and rinsing of the leach pad areas.

  As of December 31, 2003, based on cash flow analysis of the most recent estimated cost associated with retirement, reclamation and remediation. The Company recorded a decrease of US$26.4 million in the ARO for the Yanacocha mine and an increase of US$16.6 million in the ARO for the Maqui Maqui mine. A net decrease amounting to US$0.8 million was determined for the other mines.

  On a pro forma basis, the liabilities for asset retirement obligations would have been US$66.7 million and US$101.5 million at January 1, 2002 and December 31, 2002, respectively, if SFAS No. 143 had been applied at the beginning of 2002.

  The table below presents the impact of the accounting change for year ended December 31, 2003 and the pro forma effect for the years ended December 31, 2002 and 2001 as if the change had been in effect from January 1, 2001:

	Years ended December 31,
	2003	2002	2001
Increase/(decrease) to net income	Impact	(pro forma)	(pro forma)

Production costs	$23,429	$659)	$1,332
Depreciation, depletion, and amortization	(9,535)	(7,502)	(5,864)
Income tax (expense) benefit	(4,863)	2,395)	1,586
Loss before cumulative effect of a change in accounting principle	$9,031	$(4,448)	$(2,946)

  If SFAS No.143 was not adopted reclamation costs would have increased from US$3 per ounce in 2002 and 2001 to approximately US$10.4 per ounce in 2003.

  The table below presents pro forma income before cumulative effect of a change in accounting principle for years ended December 31, 2002 and 2001 as if the Company had adopted the SFAS No. 143 as of January 1, of each year (in thousands, except per share data):

	2002	2001
	Income before cumulative effect of a change in accounting principle	Income before cumulative effect of a change in accounting principle

As reported	$197,922	$133,797
Change in accounting method SFAS No. 143	(4,448)	(2,946)
Pro forma	$193,474	$130,851

  Long-Term Debt

	At December 31,
	2003	2002
International Finance Corporation	$40,000	$50,000
Trust Certificates	16,000	44,000
Newmont Perú Limited, Sucursal del Perú	9,777	12,582
Banco de Crédito del Perú	-	6,000
Mobil Oil del Perú S.A.	1,094	1,487
Others	485	885
	67,356	114,954
Current maturities	(30,012)	(41,619)
	$37,344	$73,335

  Scheduled minimum long-term debt repayments are US$30.0 million in 2004, US$16.2 million in 2005, US$15.1 million in 2006, US$2 million in 2007, US$2 million in 2008 and US$2 million thereafter.

  International Finance Corporation ("IFC")-

  US$100 million Credit Facility: In December 1999, the Company entered into a US$100 million credit facility with the International Finance Corporation. At December 31, 2003, US$40 million was outstanding in total and US$10 million was outstanding under the A Tranche and US$30 million was outstanding under the B Tranche. The two-tier facility (a US$20 million A Tranche and an US$80 million B Tranche) is revolving and converts into term loans. The A Tranche has a five-year revolving availability period and converts thereafter to a five-year term loan. The B Tranche had a three-year revolving availability period that converted to a four-year term loan in December 2002. Initial drawdowns under the loan were used for development of the La Quinua project; however, the loan accommodates repayments during the revolving availability period and any subsequent borrowings may be used for other development purposes. Interest applicable to the A Tranche is based on LIBOR plus 2.375%. Interest applicable to the B Tranche is based on LIBOR plus 2.0% through the second anniversary of the agreement, LIBOR plus 2.25% from year two to year four and after the fourth anniversary LIBOR plus 2.5%. Certain of the Company's assets secure the loan.

  The A Tranche interest rate was 3.5% and 4.3% at December 31, 2003 and 2002, respectively. The weighted-average rate was 4.3% and 4.2% for 2003 and 2002, respectively. The B Tranche interest rate was 3.4% and 4.1% at December 31, 2003 and 2002, respectively. The weighted average rate was 3.7% and 4.1% for 2003 and 2002, respectively. The outstanding amount under this credit line was US$40.0 million and US$50.0 million at December 31, 2003 and 2002, respectively. Of the US$50.0 million outstanding at December 31, 2002, US$40.0 million was outstanding under the B Tranche and was converted to a four-year term loan. Using prevailing interest rates on similar instruments, the estimated fair value of this debt approximated the carrying value at December 31, 2003 and 2002.

  Trust Certificates-

  The Company issued debt through the sale of US$100 million 8.4% Series A Trust Certificates to various institutional investors. At December 31, 2003 and 2002, US$16.0 million and US$44.0 million, respectively, were outstanding under the financing. Interest on the Certificates is fixed at 8.4% and repayments are required quarterly through June 2004. The Certificates are collateralized by certain of Minera Yanacocha's assets, certain restricted funds and also are specifically collateralized by future gold sales, through a trust agreement with the Bank of New York. Because these Certificates are specialized, it is not practicable to estimate the fair value of this debt.

  Newmont Peru Limited, Sucursal del Perú-

  In October 2001, the Company entered into an agreement with Newmont Peru Limited, Sucursal del Perú (100% indirectly owned subsidiary of Newmont) for the lease of haulage and drilling equipment, with a purchase option for all or part of the leased equipment. The lease is accounted for as a capital lease and is subject to monthly rental payments through September 2006. The interest rate is 16% for all periods. Because this is specialized, it is not practicable to estimate the fair value of this debt.

  Banco de Crédito del Perú

  The Company has a US$40 million line of credit with Banco de Crédito del Perú that expires in July 2004. The interest rate is LIBOR plus 0.75% through June 2004. The interest rate was 2.8% at December 31, 2002. The weighted-average interest rate was 2.8% for 2002. There was no outstanding amount under this credit line at December 31, 2003 and US$6 million was outstanding at December 31, 2002. The estimated fair value of this debt approximated the carrying value at December 31, 2002.

  Mobil Oil del Perú S.A.

  The Company has an installment purchase agreement with Mobil Oil del Perú S.A. for the purchase of certain fueling station assets through 2006. The interest rate for 2003 and 2002 and at December 31, 2003 and 2002 was 9.1%. The fair market value cannot be practicably determined due to the lack of available market information for this type of debt.

  Restricted Funds

  Under terms of the Trust Certificates loan, the Company maintains an escrow account for the next interest and principal installment due. Such amount totaled US$16.7 million and US$15.8 million as of December 31, 2003 and 2002, respectively. The escrow account amounts are included in restricted funds.

  Compliance with Covenants

  The financing agreements contain certain covenants that limit indebtedness and payment of dividends to partners, among others. In addition, the Company must maintain certain financial ratios as provided in the financing agreements. At December 31, 2003 and 2002, the Company was in compliance with these covenants.

  Partners' Equity

  Partners Contributions

  Partners' contributions represent 714,960,104 common partnership interest with a par value of one Peruvian Nuevo sol each, fully subscribed and paid. Such partnership interest include 402,880,019 that are owned by foreign investors.

  On December 31, 2001, partners approved the capitalization of US$206.5 million (equivalent to S/.710,360,000) from restricted earnings to partners' contributions related to the 1998 and 1999 Reinvestment Programs (Note 12). The Company cannot reduce its partners' contributions within four consecutive years following the related capitalization.

  Under current Peruvian regulations, there is no restriction on remittance of dividends or repatriation of foreign investment, except as discussed in sections below.

  The legal structure of the Company is that of a Limited Liability Partnership. The main characteristics of such structure are: (i) the number of partners cannot exceed 20, (ii) the capital is represented by partnership interest, and (iii) there is no obligation to create a legal reserve.

  Restricted Earnings

  As explained in Note 12b), US$189.6 million of earnings were restricted as a result of the application of the 2001-2004 Reinvestment Program.

  Retained Earnings

  Effective January 1, 2003, dividends for partners other than legal entities domiciled in Peru are subject to a withholding tax of 4.1%.

  TAXES
    The Company has entered into the following tax stabilization agreements, each with a term of 15 years:

Mine	Effective	Date of the Tax Agreement	Tax regimes in force
Carachugo/San José	January 1, 1995	May 19, 1994	October 29, 1999
Maqui Maqui	January 1, 1997	September 12, 1994	May 6, 1994
Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

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

At December 31, 2003 and 2002 the income tax rate is 30% except for La Quinua mine for which a 27% income tax rate applies for 2003 and a 29% income tax rate for future years.

The current income tax and the workers' profit sharing (Note 8) have been determined as follows:

	Years ended December 31,
	2003	2002	2001
Income before workers' profit sharing and income tax in accordance with Peruvian GAAP	$487,472	$303,446	$105,966
Plus:
Reclamation liability	54,785	6,876	5,743
Non-deductible expenses	9,796	5,978	4,213
Income tax recorded as other expenses	8,030	-	-
Provision for obsolescence of inventories	3,500	-	-
Other	11,357	1,388	1,875
	87,468	14,242	11,831
Less:
Amortization of mine development and of mineral interests	(12,231)	(10,763)	-
Reclamation liability	(5,700)	(3,844)	(953)
Others	(674)	(1,701)	(9,248)
	(18,605)	(16,308)	(10,201)
Base to calculate the workers' profit sharing	556,335	301,380	107,596
Workers' profit participation (8%)	(44,507)	(24,110)	(8,608)
Sub-total	511,828	277,270	98,988
Tax benefit on reinvested earnings	(23,680)	(96,000)	(42,800)
Taxable income	$488,148	$181,270	$56,188
Income tax (30%)	$146,444	$54,381	$16,856
Credit for charitable donations	(348)	(416)	(375)
Adjustment due to the income tax rate applicable to La Quinua mine	(5,934)	(2,443)	-
Net income tax	$140,162	$51,522	$16,481

  Pursuant to Supreme Decree N.027-98-EF, mining companies can obtain a tax benefit ("Investment Credit") by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company's productivity ("Reinvestment Program"). Investment Credits, based on 80% of amounts reinvested, are obtained by application to and approval by the Ministry of Energy and Mines.

  On January 30, 2002, the Company sent for its approval to the Ministry of Energy and Mines the 2001-2004 Reinvestment Programs for US$255 million.

  In December 2001, the Ministry of Energy and Mines approved the 1998 Reinvestment Program and its extension to US$206.5 million. As a consequence of the approval of such extension, an additional US$13.5 million was transferred from retained earnings to restricted earnings and subsequently capitalized for which a reinvestment tax credit amounting to US$10.8 million, which reduced the current income tax by US$3.2 million, was recognized.

  On March 4, 2003 the Company received a resolution the Ministry of Energy and Mine (MEM) dated February 28, 2003, in which it approved the reinvestment program for the years 2002-2004 for an amount of US$189.6 million (US$65.4 million less than the amount originally requested).

  The Company received a new resolution of the MEM dated June 27, 2003, with the following rulings: a) amended the years to be included in the reinvestment program (from 2001 to 2004) and b) confirmed that the investment that would be part of the program between 2002 and 2004 amounts to US$189.6 million.

  As of December 31, 2003 the Company transferred from retained earnings to restricted earnings US$189.6 according with the above reinvestment program approved, as follows: US$29.6 million in 2003, US$80 million in 2002 and US$80 million in 2001, which reinvestment tax credit reduced the current income tax by US$7.1 million in 2003, US$19.2 million in 2002 and US$19.2 million in 2001.

  Undistributed earnings associated with these investment credits are presented as restricted earnings as of December 31, 2003, 2002 and 2001.

  Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years, as from January 1st the year following the date the tax returns were been filed (years open to examination). The income tax years 1999 through 2003 are open to examination by the tax authorities. For the value added tax, the period open to examination is from December 1999 to December 2003. Since there may be discrepancies in the interpretation by the Tax Administration on the rules applicable to the Company, currently it is uncertain whether or not any liability will result from such reviews. If additional taxes are assessed, resulting payment or surcharges will be recorded in the year of settlement. Management and its legal advisors believe that any such assessments should not be significant to the financial statements.
  In January 2004, the Company filed an amendment to its income tax returns for the years 2000 through 2002 to include depreciation charges in ore on leach pads, stockpiles and inventory accounts not included in the production costs as of December 31, 2001 and 2000.

  The final outcome of the amendment to the income tax returns and the application for the "Special System for Paying Tax Debts" (SEAP Spanish acronym) Note 16-a, is that the Company declared a lower income tax for US$6.6 million in years 1998 through 2001 and a higher income tax in year 2002 for US$6.7 million.

  The Company's income tax provision consisted of the following:

	Years Ended December 31,
	2003	2002	2001
Current Peru tax return	$140,162	$51,522	$16,271
Income tax recorded as other expenses for Peru GAAP	8,030	-	-
Current U.S. GAAP	148,192	51,522	16,271
Deferred	(26,504)	13,089	$23,971
Total	$121,688	$64,611	$40,242

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30 percent to pre-tax income as a result of the following:

	Years Ended December 31,
	2003	2002	2001
Income before income tax provision	$474,453	$262,533	$174,039
Peruvian statutory rate	30%)	30%)	30%
Income tax at statutory rate	142,336)	78,760	52,212
1998 investment credit	-	-	(3,240)
2001 investment credit	(7,104)	(28,800)	(9,600)
2001 deferred investment credit	(7,776)	14,880	-
Income tax recognized through refiling	3,615	-	-
Income tax recognized through SEAP	2,257	-	-
Difference due to the income tax rate of La Quinua mine	(5,934)	(2,443)	-
Difference due to change for deferred income tax related to the revisions of SFAS No.143	(7,512)	-	-
Other	1,806	2,214	870
Total income tax expense	$121,688)	$64,611	$40,242

Components of deferred income tax liabilities and assets were as follows:

	At December 31,
	2003	2002
Deferred tax liabilities -
Property, plant and mine development costs	$98,529	$104,385
Inventories	8,800	1,967
Benefit by reinvesting	7,104	14,880
Debt issuance costs	432	683
Other	-	927
Carried forward:	114,865	122,842

	At December 31,
	2003	2002
Brought forward:	114,865	122,842
Deferred tax asset -
Reclamation costs	(16,381)	(8,828)
Deferred profit sharing	(8,198)	(7,957)
Other	(1,630)	1,155
	(26,209)	(15,630)
Net deferred tax liability	$88,656)	$107,212

  Related Party Liabilities and Transactions

  The Company has the following obligation to related parties:

	At December 31,
	2003	2002
Chaupiloma S.M. Coshuro R.L.	$7,613	$6,353
Newmont Peru Limited	2,484)	2,440
Newmont Mining Corporation	- )	1,008
	$10,097)	$9,801

  Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliated companies. The corresponding charges totaled US$31.1 million, US$14.1 million and US$12.0 million in 2003, 2002 and 2001, respectively.

  As described in Note 1, the Company pays Chaupiloma a 3% royalty on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled US$31.7 million, US$21.6 million and US$15.3 million in 2003, 2002 and 2001, respectively.

  Supplemental Cash Flow Information

  Net cash provided by operating activities included the following cash payments:

	Years Ended December 31,
	2003	2002	2001
Income taxes paid	$85,822	$11,582	$44,247
Paid interest	$4,680	$8,888	$5,512

  In 2001, the Company recorded certain lease/purchase obligations that resulted in non-cash increases to property, plant, equipment and mine development and long-term debt of US$15.9 million.

  Likewise, the adoption of SFAS 143, as of December 31, 2003, resulted in non-cash increases to property, plant and mine development and reclamation and remediation liability of US$50 million and US$72 million, respectively.

  Major Customers and Export Sales

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide. In 2003, sales to two customers accounted for 89% of total annual sales. In 2002, sales to two customers accounted for 86% of total annual sales.

  All gold sales were made outside of Peru.

  Contingencies and Commitments
    Tax contingencies

    During the year 2000, the Company was notified with tax assessments in the amount of US$24.9 million in connection to the income tax and VAT (Value Added Tax) for years 1998 and 1999, as well as for VAT corresponding to January and February 2000. With the purpose of eliminating some of these contingencies, on January 2004 the Company filed for the SEAP, a special regime approved by Legislative Decree No. 914, which allows for the payment of incorrectly declared taxes and eliminates fines and accrued interest at preferential rates. As a result of such filing, the Company recognized an income tax liability in connection to the effect of the depreciation of leach pads which was not capitalized as part of production cost in years 1998 and 1999 for US$2.3 million. The total effect of this correction has had no impact in the 2003 results as this is a temporary timing difference between actual income for financial reporting purposes and taxable income.

    In addition, the Company included US$2.1 million within the SEAP, in connection to the income tax not withheld for services rendered by entities not domiciled in Peru. This amount is shown in the financial statements as Income tax expense.

    Although the Company filed for the SEAP, it still has a law suit outstanding before the Supreme Court of Justice for US$3.1 million related to a claim for an overstatement of the income tax calculated in prior years and to a claim for the recognition by the tax authorities of a tax credit related with the VAT paid in the resolution of a service contract.

    Unitization of Properties

    In December 2000, as a result of the unitization plan mentioned in Note 1, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

    The Company must pay to Chaupiloma, S.M. Coshuro R.L. and Buenaventura, 3 percent on quarterly net sales of mineral extracted from the transferred and leased concessions. These properties are under exploration, except for a lime concession.

    The Company must pay to Los Tapados S.A.: 3 percent on quarterly net sales of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals extracted as follows (i) 2% for copper, (ii) 3% for silver and (iii) 2% if the gold price is less than US$320 per ounce; 3% if the gold price is equivalent or higher than US$320 but less than US$360 per ounce; 4% if the gold price is equivalent or higher than US$360 but less than US$400 per ounce and, 5% if the gold price is equivalent or higher than US$400 per ounce. This property is in its exploration stage.

    Originally, Buenaventura was the administrator of the lime plant acquired. The agreed monthly fee was US$10 thousand plus reimbursement of all incurred costs. The agreement was to expire on December 18, 2010. Effective January 2, 2002, the Company decided to terminate the agreement; as a consequence, approximately US$2 million compensation was paid in favor of Buenaventura at the date of the transfer of the plant administration. Such amount is shown as other expense in the statement of profit and loss.

    Mercury Spill Liability

    In June 2000, a transport contractor of the Company spilled approximately 151 kilograms of mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the mine. Elemental mercury is a by-product of gold mining and was sold to a Lima firm for use in medical instrumentation and industrial applications. A comprehensive health and environmental remediation program was undertaken by the Company. In August 2000, the Company paid under protest a fine of 1,740,000 new Peruvian soles (approximately US$0.5 million) to the Peruvian Government. The Company entered into settlement agreements with a number of individuals impacted by the incident. In addition, it has entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident. As a result, of the incident, the Company, from the date of the spill, has incurred approximately US$6.4 million net of insurance refunds. The Company cannot predict the likelihood of any additional expenditure related to this matter.

    In September 2001, the Company and other defendants were named in a lawsuit by over 900 Peruvian citizens in Denver District Court of the State of Colorado. This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the court on July 30, 2002. Plaintiffs' attorneys appealed this dismissal and in November 2003, the Colorado Court of Appeals remanded the case to the Denver District Court ordering further evidentiary development of the record upon which the Denver District Court dismissed the case. The Company intends to file a Petition for Writ of Certiorari to the Colorado Supreme Court, asking that Court to review the Colorado Court of Appeals' decision.

    In July 2002, Yanacocha and other defendants were served with other lawsuits in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident near the town of Choropampa. These lawsuits have been stayed pending the outcome of the appeal in the September 2001 matter.

    In May 2002, additional lawsuits related to the Choropampa incident were filed against the Company in two of the local courts of Cajamarca in Peru by 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits previously have entered into settlement agreements with the Company. In December 2003, the Superior Court of Cajamarca granted a resolution upholding the validity of certain of the settlement agreements. This ruling has been appealed to the Peruvian Supreme Court. The Company can not reasonable predict the final outcome of any of the described lawsuits.

    Other contingencies

    The Company was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit (which contains reserves of approximately 3.9 million ounces of gold). Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality has enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. The Company has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. In May 2002, the Peruvian Constitutional Court was installed in Lima to hear the case. The case was heard in early 2003 and the Court ruled on April 7, 2003 and established that the Company's right to prospect and explore, according to its mining concessions, are free and clear from encumbrance.

    The Tribunal has required Yanacocha to complete a full environmental impact study, conducted by independent and certified organizations or institutions, prior to initiating any development at Cerro Quilish, and adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca.

    Legal Proceedings

In November 2003, the Company received a notice for arbitration from Thiess Perú S.A. relating to a fee and contractual dispute for civil construction works performed at Carachugo Stage 9. The estimated amount of the Theiss Claim is approximately US$12 million. While the Company has not accepted the vailidity of the Theiss claim, the parties are engaged in a mediation process. The outcome of this process are uncertain; however, an adverse decision is not expected to have a material adverse effect on the Company's financial condition.

From time to time, the Company is involved in various legal proceedings of a kind normal to its business. It does not believe that adverse decisions in any pending or threatened proceedings or that amounts which it may be required to pay by reason thereof will have a material adverse effect on its financial condition or results of operations.
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

The effects of these differences are reflected in the reconciliation provided in Note 18 and principally relate to items discussed in the following paragraphs:

Stockpile, ore on leach pads and inventories -

U.S. GAAP - Under U.S. GAAP, the Company restated the financial statements as of December 31, 2001 and the year ended December 31, 2001 to give retroactive effect to the correction to capitalize depreciation as a component of stockpile, ore on leach pads and inventories.

Peruvian GAAP:

The cumulative effect of the aforementioned correction has been recognized with a credit to income in 2002.

Fixed assets -

U.S. GAAP - Under U.S. GAAP:

    project's supervision costs are capitalized and depreciated using the straight-line method over the life of the project, mine development costs are capitalized and amortized using the units-of-production method, cost of leach pads are amortized using the straight-line method over five years, and acquisition costs less than US$10 thousand are charged to expenses.

    Peruvian GAAP - Under Peruvian GAAP:

    project's supervision costs are capitalized as intangible and amortized in one year, beginning 2002 mine development costs are capitalized as intangibles and amortized using the units-of-production method. Until December 31, 2001 such costs were capitalized and amortized in one year, cost of leach pads are amortized using the units-of-production method, and acquisition cost less than US$2 thousand are charged to expenses.

Debt issuance costs -

U.S. GAAP - Costs are capitalized and amortized over the life of the related debt.

Peruvian GAAP - Debt issuance costs are charged to expense as incurred.

Capitalization of interest -

U.S. GAAP - Statement of Financial Accounting Standards No.34 "Capitalization of Interest Costs", states that a portion of interest paid during periods in which assets were constructed or developed must be capitalized.

Peruvian GAAP - Until December 31, 2001 interest costs relating to construction were not capitalized. In 2002, the Company adopted the U.S. GAAP treatment for these transactions.

Capitalized compensation -

U.S. GAAP - Certain compensation paid to a mining contractor directly related to acquisition of fixed assets are considered as fixed assets and depreciated.

Peruvian GAAP - Such compensation are amortized to expense over one year.

Income tax -

U.S. GAAP - Under SFAS 109, "Accounting for Income Taxes", which designates the asset and liability method as the accounting method for taxes, Yanacocha must recognize certain temporary differences between the financial reporting basis of the Company's liabilities and assets an the related tax basis.

Peruvian GAAP - Income tax is determined in accordance with applicable legal regulations. Assets and/or liabilities for temporary differences relating to income taxes are recognized. In the case of the Company, the income tax items included in the reconciliation provided in Note 11 is originated substantially by the Peruvian GAAP reconciliation items.

Workers' profit sharing -

U.S. GAAP - The common practice is to recognize a liability for temporary differences between book and tax income relating to the profit sharing, similar to that recognized relating to income taxes.

Peruvian GAAP - Workers share in the profits of Yanacocha by receiving 8% of taxable income. Assets and / or liabilities for temporary differences relating to profit sharing are recognized; therefore, the profit sharing items included in the reconciliation in Note 11, is originated substantially by the Peruvian GAAP reconciliation items.

  Reconciliation Between Net Income and Partners' Equity Determined Under U.S.Gaap and Peruvian Gaap

The following is a summary of the adjustments to net income for the years ended December 31, 2002, 2001 and 2000 and to partners' equity as of December 31, 2002 and 2001 which would be required if Peruvian GAAP had been applied instead of U.S. GAAP in the financial statements:

	For the year ended December 31,
	2003	2002	2001

Net income according to the financial
statements prepared under U.S. GAAP	$ 320,412)	$ 197,922	$ 133,797)

Restatement of financial statements
prepared under U.S. GAAP:
Depreciation rates and capitalization of
depreciation charges	-	-	)1,078)

Items increasing (decreasing) reported net income:
Different depreciation rates and fixed assets
charged to expenses	43,167)	(8,413)	2,229)
Mine development costs	-	-	(87,564)
Capitalization of depreciation charges as a component of inventories	(25,740)	26,353)	-
Debt issuance costs	838)	838)	838)
Capitalization of interest	-	-	(1,641)
Capitalized compensation	676)	676)	676)
Deferred income tax	(16,741)	4,183)	24,423)
Deferred workers' profit sharing	(4,613)	1,165)	6,947)
Other, net	(4,856)	(1,877)	144)
Net adjustment	(7,270)	22,925)	(52,870)

Net income in accordance with Peruvian GAAP	$ 313,143)	$ 220,847)	$ 80,927)

	As of December 31,
	2003	2002
Partners' equity according to the financial
statements prepared under U.S. GAAP	$ 700,870)	$ 680,458
Items increasing (decreasing) reported partners' equity:
Different depreciation rates and fixed assets
charged to expenses	(135,184)	(178,350)
Capitalization of depreciation charges in the inventories	(32,461)	(6,721)
Debt issuance costs	(1,440)	(2,278)
Capitalized compensation	(2,028)	(2,704)
Deferred income tax	43,559)	60,300
Deferred workers' profit sharing	12,626)	17,239
Other, net	1,286)	6,141
Net adjustment	(113,642)	(106,373)
Partners' equity according to the financial statements prepared under Peruvian GAAP	$ 587,228)	$ 574,085

In connection with the balance sheets and the statement of profit and loss, the following significant captions determined under Peruvian GAAP are summarized as follow:

As of December 31,
	2003	2002

Balance sheets
Current assets	$ 227,656	$ 260,120
Total assets	$ 974,630	$ 868,992
Total liabilities	$ 387,402	$ 294,907

	For the year ended December 31,
	2003	2002	2001
Statement of profit and loss
Revenues	$ 1,059,427	$ 720,647	$ 526,343
Income before workers' profit sharing and income tax	$ 487,472	$ 303,446	$ 105,966

EXHIBIT INDEX

    By-Laws (Estatutos) of Compañía de Minas Buenaventura

S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

1.2 By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

11 Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)
12.1 Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2 Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1 Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2 Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 12.1

Compañía de Minas Buenaventura S.A.A.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Roque Benavides Ganoza, certify that:

1. I have reviewed this annual report on Form 20-F of Compañía de Minas Buenaventura S.A.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 2, 2004

/S/ ROQUE BENAVIDES GANOZA
Roque Benavides Ganoza
Chief Executive Officer

Exhibit 12.2

Compañía de Minas Buenaventura S.A.A.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Carlos E. Gálvez Pinillos, certify that:

1. I have reviewed this annual report on Form 20-F of Compañía de Minas Buenaventura S.A.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 2, 2004

/S/ CARLOS E. GÁLVEZ PINILLOS
Carlos E. Gálvez Pinillos
Chief Financial Officer

Exhibit 13.1

Compañía de Minas Buenaventura S.A.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. (the "Company").

2. (A) The Company's Annual Report on Form 20-F for the year ended 2003 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 2, 2004

/S/ ROQUE BENAVIDES GANOZA

Roque Benavides Ganoza

Chief Executive Officer

Exhibit 13.2

Compañía de Minas Buenaventura S.A.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the "Company").

2. (A) The Company's Annual Report on Form 20-F for the year ended 2003 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 2, 2004

/S/ CARLOS E. GÁLVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer