Form 20-F
BUENAVENTURA MINING CO INC
filed 2005-05-27
CIK 1013131

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

.. REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

.. TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

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

Yes ☒ No ..

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 .. Item 18 ☒

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

ITEM 15. Controls and Procedures *

ITEM 16A. Audit Committee Financial Expert *

ITEM 16B. Code of Ethics *

ITEM 16C. Principal Accountant Fees and Services *

ITEM 16D. Exemptions from the Listing Standards for Audit Committees *

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers 152

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

Buenaventura and its subsidiaries maintain their financial books and records in Nuevos Soles and present their financial statements in conformity with accounting principles generally accepted in Peru ("Peruvian GAAP"). See Note 39 to the audited consolidated financial statements of the Company as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 (the "Company Financial Statements") beginning at page F-53 for a description of the significant differences between the accounting principles followed by the Company under Peruvian GAAP and accounting principles generally accepted in the United States of America ("U.S. GAAP"), and Note 40 to the Company Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods covered. Pursuant to the rules of the United States Securities and Exchange Commission (the "Commission"), this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L. ("Yanacocha"). Yanacocha maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with U.S. GAAP. See Note 17 to the audited financial statements of Yanacocha as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 (the "Yanacocha Financial Statements") beginning at page F-90 for a description of the significant differences between the accounting principles followed by Yanacocha under U.S. GAAP and Peruvian GAAP, and for a reconciliation to Peruvian GAAP of net income and partners' equity for the periods covered. Pursuant to Peruvian GAAP, financial data for all periods in the financial statements of the Company included herein have been adjusted for inflation using the Indice de Precios al por Mayor a Nivel Nacional (National Wholesale Price Index for Peru, or "IPM") published by the Instituto Nacional de Estadística e Informática (National Institute of Statistics, or "INEI"). See Note 2(a) to the Company Financial Statements. Unless otherwise specified, financial data regarding the Company is presented herein in accordance with Peruvian GAAP and in constant Nuevos Soles as of December 31, 2004, and financial data regarding Yanacocha is presented herein in accordance with U.S. GAAP and in U.S. Dollars.

The Company Financial Statements record the Company's investment in Yanacocha in accordance with the equity method. The Company's interest in Yanacocha has been calculated at 43.65 percent for the years ended December 31, 2003 and 2004, as described in "Item 5. Operating and Financial Review and Prospects-The Company-General" and Note 12 to the Company Financial Statements.

In 1989, the Peruvian accounting standards board approved the inclusion in the financial statements of each Peruvian company of the Resultado por Exposición a la Inflación ("Result from Exposure to Inflation"), which seeks to account for the effects of inflation or deflation by adjusting the value of non-monetary assets and liabilities by a factor corresponding to the inflation or deflation rate during the period covered by the financial statements. Monetary assets and liabilities are not adjusted. The net result of the adjustment is reflected in the "Result from Exposure to Inflation" line item of the income statement. This requirement was applied to the Company in 1991 and thereafter. See Note 2(a) to the Company Financial Statements. The inflation adjustment factors used in the calculation of the Result from Exposure to Inflation since 1991 are a function of the IPM. The IPM increased by 3.8 percent in 2000, decreased by 2.2 percent in 2001, increased by 1.7 percent in 2002, increased by 2.0 percent in 2003 and increased by 4.9 percent in 2004.

In 2004, the Peruvian Accounting Standards Board adopted Resolution No. 031-2004-EF/93.01, suspending the restatement of the financial statements to recognize the effect of inflation effective January 1, 2005. The Company's restated financial statement balances as of December 31, 2004 will be considered the initial financial statement balances as of January 1, 2005.

Exchange Rates

This Annual Report contains translations of certain Nuevo Sol amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Nuevo Sol amounts actually represent such equivalent Dollar amounts or could be converted into Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated, such Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.283 = US$1.00, the average of the market exchange rates for the purchase and sale of Dollars on December 31, 2004. The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then-prevailing exchange rate may result in presentation of Dollar amounts that differ from the Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. See "Item 3. Key Information-Exchange Rates" for information regarding the average rates of exchange between the Nuevo Sol and the Dollar for the periods specified therein.

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

ITEM 3. Key Information

Selected Financial Data

Company Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Company Financial Statements including the Notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2003 and 2004, and for the three years ended December 31, 2002, 2003 and 2004, is derived from the Company Financial Statements appearing elsewhere in this Annual Report. The report of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young International) on the Company's 2003 and 2004 Financial Statements appears elsewhere in this Annual Report. The Company Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 39 to the Company Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to the Company, and Note 40 to the Company Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income for the years ended 2002, 2003 and 2004, and shareholders' equity as of December 31, 2003 and 2004. The selected financial information as of December 31, 2000 and 2001 and for the years then ended has been derived from the Company's financial statements as of and for the years then ended, which have been audited by Medina, Zaldivar y Asociados (a member firm of Andersen Worldwide), who have ceased operations. The operating data presented below is derived from the Company's records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects-The Company" and the Company Financial Statements and the related Notes thereto and other financial information included in this Annual Report.
	As of and for the year ended December 31,
	2000	2001	2002	2003	2004	2004
	(In thousands of constant S/.)(1)					(In thousands of US$)(1)(2)
Income statement data:
Peruvian GAAP
Net sales	414,154	486,428	575,707	735,306	908,441	276,711
Income realized from sale of future production	-	-	-	-	68,837	20,968
Royalties income	56,106	59,030	82,350	116,857	128,889	39,260
Total revenues	470,260	545,458	658,057	852,163	1,106,167	336,939
Costs of operation
Operating costs	(262,610)	(271,615)	(273,686)	(302,572)	(338,074)	(102,977)
Exploration and development costs in operational mining sites	(33,341)	(63,659)	(77,660)	(85,715)	(127,169)	(38,736)
Depreciation and amortization	(34,376)	(39,857)	(43,195)	(49,118)	(59,473)	(18,115)
Total costs of operation	(330,327)	(375,131)	(394,541)	(437,405)	(524,716)	(159,828)
Gross margin	139,933	170,327	263,516	414,758	581,451	177,111
Operating expenses
Exploration costs in non-operational mining sites	(43,968)	(51,847)	(40,309)	(59,255)	(88,241)	(26,878)
General and administrative	(68,034)	(67,600)	(79,298)	(123,161)	(76,866)	(23,413)
Royalties to third parties	(10,322)	(14,202)	(14,681)	(25,142)	(24,918)	(7,590)
Selling	(31,051)	(28,171)	(24,314)	(25,776)	(17,839)	(5,435)
Amortization of mining concessions and goodwill	(6,520)	(15,995)	(17,441)	(15,578)	(15,598)	(4,749)
Royalties to the Peruvian government	-	-	-	-	(6,639)	(2,022)
Assets impairment loss and write-off	-	(24,985)	(1,634)	(4,691)	(2,889)	(880)
Total operating expenses	(159,895)	(202,800)	(177,677)	(253,603)	(232,990)	(70,967)
Operating income (loss)	(19,962)	(32,473)	85,839	161,155	348,461	106,144

Other income (expenses)
Share in affiliated companies	298,008	214,185	353,963	557,558	575,858	175,406
Gain (loss) from change in the fair value of derivative instruments	-	-	-	(647,218)	14,629	4,456
Interest income	6,943	14,523	9,215	7,785	12,132	3,694
Realized gain (loss) in derivative instruments-------	44,243	63,432	44,760	(20,812)	(73,403)	(22,359)
Gain (loss) from exposure to inflation	2,660	1,742	(3,312)	321	(22,483)	(6,849)
Interest expense	(9,646)	(18,966)	(16,702)	(8,687)	(7,515)	(2,289)
Loss from sale of subsidiary's shares	-	-	(7,069)	-	-	-
Other, net	80,602	13,141	2,954	(12,804)	(13,505)	(4,114)
Total other income (expenses), net	422,810	288,057	383,809	(123,857)	485,713	147,945
Income before workers' profit sharing, income tax, minority interest and cumulative effect of accounting change	402,848	255,584	469,648	37,298	834,174	254,089
Provision for workers' profit sharing	(4,647)	(738)	(1,613)	62,887	(18,356)	(5,591)
Provision for income tax	(29,261)	(26,689)	(26,859)	198,286	(101,997)	(31,068)
Income before minority interest and cumulative effect of change in accounting principle	368,940	228,157	441,176	298,471	713,821	217,430
Minority interest	(34,386)	4,249	(25,461)	(51,023)	(28,171)	(8,581)
Income before cumulative effect of accounting change--------..	334,554	232,406	415,715	247,448	685,650	208,849
Cumulative effect of accounting change	(68,023)	-	-	(72,295)	-	-

Net income	266,531	232,406	415,715	175,153	685,650	208,849

Net income per share(3)	2.11	1.84	3.27	1.38	5.39	1.64
Net income per ADS(3)	2.11	1.84	3.27	1.38	5.39	1.64
Dividends per share	0.29	0.39	0.59	1.25	1.10	0.33

Average number of shares outstanding	126,252,152	126,602,016	127,236,219	127,236,219	127,236,219	127,236,219

U.S. GAAP
Operating income (loss)	(23,252)	(7,758)	84,870	225,071	330,973	100,823
Net income	257,795	172,728	43,576	179,036	688,897	209,838
Net income per share(3)	2.04	1.36	0.34	1.41	5.41	1.65
Net income per ADS (3)	2.04	1.36	0.34	1.41	5.41	1.65

Balance sheet data:
Peruvian GAAP
Total assets	1,739,664	2,021,456	2,339,563	3,220,818	3,571,395	1,087,845
Total debt	112,815	269,101	184,516	139,382	64,513	19,651
Shareholders' equity	1,418,175	1,615,159	1,982,061	1,699,649	2,180,133	664,067

U.S. GAAP
Total assets	1,715,950	2,015,474	2,322,771	3,211,020	3,556,680	1,083,363
Shareholders' equity	1,383,932	1,516,374	1,508,853	1,690,157	2,165,887	659,728

Operating data (unaudited):(4)
Production:
Gold (oz.)	131,475	208,874	277,490	319,427	357,562	-
Silver (oz.)	10,736,024	12,473,284	13,346,374	13,813,658	15,095,562	-
Proven and probable reserves
Gold (oz.)	246,861	206,232	592,102	870,345	931,924	-
Silver (oz.)	63,856,169	59,967,350	72,119,422	92,817,825	95,862,405	-

____________________

(1) Except per share, per ADS, outstanding shares and operating data.

(2) Translated into U.S. Dollars at the rate of S/.3.283=US$1.00, the average of the market exchange rates for the purchase and sale of U.S. Dollars as of December 31, 2004 as published by the Superintendencia de Bancos y Seguros (Superintendency of Banks and Insurance or "SBS").

(3) Income per share has been calculated for each year as net income divided by average number of shares outstanding during the year. Until December 31, 2001, average shares outstanding included Series A Shares, Series B Shares and Investment Shares; income per ADS was calculated on the basis of two Series B Shares per ADS. On April 30, 2002, the Company approved the redesignation of the Series B Shares as Series A Shares and the immediate redesignation thereafter of Series A Shares as Common Shares. As of April 30, 2002, the total number of Common Shares and Investment Shares outstanding was 137,444,962, including 10,585,130 treasury shares, and 372,320, including 15,933 treasury shares, respectively. See Note 22 to the Company Financial Statements. On October 28, 2003, the Company approved a modification of the ratio of the Common Shares to ADSs from two Common Shares per ADS to one Common Share per ADS. The ratio change became effective on November 12, 2003 and income per ADS in prior years has been restated to reflect this modification.

(4) The amounts in this table reflect the total operating data for the Company and each of its consolidated subsidiaries for each year, 2000 through 2004. As of December 31, 2004, the Company's ownership percentages for the relevant companies were as follows: Condesa, 100%; Conenhua, 100%; Inminsur, 78.04%; Colquijirca, 59.90%; Chaupiloma, 60.0% and Cedimin, 100%. As of December 31, 2004, Minera Paula, which as of October 22, 2004 was 100% owned by the Company, was merged with and into Cedimin and is no longer a separate legal entity.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Yanacocha Financial Statements, which have been audited by Dongo-Soria Gaveglio y Asociados (a member firm of PricewaterhouseCoopers). The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP. Note 17 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, as well as a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended 2002, 2003 and 2004 and partners' equity as of December 31, 2003 and 2004. The operating data presented below, which is based on 100 percent of Yanacocha's production and reserves, is derived from Yanacocha's records and has not been subject to audit. The financial information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects-Yanacocha" and the Yanacocha Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

As of and for the year ended December 31,
2000		2001	2002	2003	2004
(In thousands of US$)(1)

Income statement data:
U.S. GAAP

Revenues	491,791	517,800	713,398	1,036,370	1,249,882

Costs and expenses:
Costs applicable to sales	(172,778)	(241,991)	(312,980)	(377,214)	(450,825)
Depreciation and depletion	(58,122)	(73,484)	(114,769)	(146,822)	(179,441)
Exploration costs	(10,349)	(12,020)	(11,121)	(13,574)	(35,236)
General and administrative costs	(1,087)	(3,589)	(4,682)	(5,126)	(4,986)
Other expenses	(10,317)	(8,641)	160	(18,126)	(6,135)
Total operating expenses	(252,653)	(339,725)	(443,392)	(560,862)	(676,623)
Operating income	239,138	178,075	270,006	443,541	573,259
Interest expense and other	(1,475)	(4,036)	(7,473)	(1,055)	(1,392)
Pre-tax income	237,663	174,039	262,533	474,453	571,867
Income tax provision	(43,066)	(40,242)	(64,611)	(121,688)	(181,563)
Net income before cumulative effect of change in accounting principles	194,597	133,797	197,922	352,765	390,304
Cumulative effect of change in accounting principle, net	(4,986)	0	0	(32,353)	0
Net income and comprehensive income	189,611	133,797	197,922	320,412	390,304

Peruvian GAAP
Operating income	162,786	97,209	281,274	475,894	605,019
Net income	136,734	80,927	220,847	313,143	427,975
Balance sheet data:
U.S. GAAP
Total assets	762,119	962,555	1,055,280	1,146,041	1,207,748
Total debt	141,277	198,301	114,954	67,356	37,316
Partners' equity	409,431	533,228	680,458	700,870	811,174
Peruvian GAAP
Total assets	516,450	638,107	868,992	974,630	1,091,571
Partners' equity	256,035	326,962	574,085	587,228	735,203
Operating data (unaudited):
Gold produced (oz.)	1,795,398	1,902,489	2,285,584	2,851,143	3,017,303
Gold proven and probable reserves (thousands of oz.)	36,553	34,173	32,605	31,709	32,257
Average cash production cost (US$ per oz.)(2)	96	123	134	129	146

________________

(1) Except operating data.

(2) Operating cash cost per ounce of gold sold is defined as the total of costs applicable to sales less non-cash provisions for reclamation and remediation costs. Operating cash is comprised of operating costs, management fees, royalty expenses, selling expenses, write-off of assets, workers' profit participation costs and credits for by-product sales. Operating cash cost is a non-GAAP financial measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. When analyzing operating performance, investors should use operating cash cost in addition to, and not as an alternative to, cost of sales. Operating cash cost per ounce is derived from historical statements of income and is presented as supplemental information because management believes it provides additional information to evaluate operations. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Operating Results-Non-GAAP information reconciliation".

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Nuevos Soles in U.S. Dollars for the period indicated, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

2000	3.531	3.487	3.493	3.525
2001	3.623	3.434	3.506	3.444
2002	3.644	3.433	3.517	3.514
2003	3.495	3.461	3.478	3.463
2004	3.499	3.277	3.413	3.277
2004	High(5)	Low(5)	Average(6)	Period end(7)
December	3.302	3.263	3.276	3.277
2005
January	3.282	3.258	3.266	3.260
February	3.262	3.255	3.258	3.256
March	3.262	3.255	3.258	3.259
April	3.260	3.254	3.257	3.256
May (through May 25, 2005)	3.258	3.250	3.254	3.254

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

Source: SBS

On May 25, 2005, the offered rate for Dollars as published by the SBS was S/.3.254 = US$1.00.

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

The Company is carrying out exploration activities in Argentina, Bolivia, Ecuador, Mexico and Spain. In recent years, Argentina has suffered a prolonged economic crisis. The economic conditions in Argentina have not affected the Company and the Argentine economy has improved in recent months. However, there can be no assurance as to when the Argentine economy will recover or if the crisis will continue and whether the Company may be affected in the future.

Prices of Gold and Silver

Because the Company's revenues are derived primarily from the sale of ore concentrates containing gold and silver, and Yanacocha's revenues are derived primarily from the sale of gold and silver, the prices the Company and Yanacocha obtain for gold and silver and ore concentrates containing such metals, and the Company's and Yanacocha's earnings, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control, including the overall demand for and worldwide supply of gold, silver and other metals; the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. Although the Company engages in hedging activities, such as forward sales and option contracts, to minimize its exposure to fluctuations in the prices of gold, silver and other metals, there can be no assurance that hedging activities will protect the Company from price fluctuations in such metals, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk". For information on gold and silver prices for each of the years in the five-year period ended December 31, 2004, see "Item 4. Information on the Company-The Company-Business Overview-Sales of Metal Concentrates". On December 31, 2004 and April 29, 2005, the morning fixing price for gold on the London Bullion Market was US$438.00 per ounce and US$435.70 per ounce, respectively. On December 31, 2004 and April 29, 2005, the afternoon fixing spot price of silver on the London market (the "London Spot") was US$6.82 per ounce and US$6.98 per ounce, respectively.

Impact of Government Regulation

The Company's and Yanacocha's activities in Peru depend on mining concessions for exploration and development (hereafter referred to as "mining concessions") being obtained from the Peruvian Ministry of Energy and Mines ("MEM"), in the case of the Company, and through the assignment of concessions granted to a related entity by the Peruvian government, in case of Yanacocha. In addition, the Company's and Yanacocha's activities in Peru depend on provisional permits, obtained from the MEM, for exploration and/or development rights of the area of the claim (hereafter referred to as "provisional permits," and together with mining concessions, hereafter referred to as "mining rights"), and/or processing concessions, obtained from the MEM, for treatment of mining ores (hereafter referred to as "processing concessions"), as well as compliance by the Company and Yanacocha with certain agreements entered into with the Peruvian government. Under Peru's current legal and regulatory regime, the Company's mining rights have an indefinite term and Yanacocha's assigned mining rights have a term of 20 years, contingent upon payment of the annual concession fee for each mining right, with an option to renew for an additional term of 20 years. The mining rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. In addition if, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. The Company's and Yanacocha's processing concessions enjoy the same duration and tenure as the mining rights, subject to payment of a fee based on nominal capacity for the processing plant. Failure to pay such processing fees or fines for two consecutive years could result in the loss of the processing concessions. The Company is, and Yanacocha has informed the Company that Yanacocha is, current in the payment of all amounts due in respect to its mining and processing concessions.

On June 24, 2004, the Peruvian Congress approved Law 28258 - Mining Royalties Law. This law established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from 1 to 3 percent over the value of mineral concentrates based on international market prices. See "Item 4. Information on the Company-The Company-Regulatory Framework-Mining Royalties". The Company made its first payment of the mining royalty pursuant to Law 28258 in 2004. Yanacocha was exempt from this payment pursuant to its Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. There can be no assurance that the Peruvian government will not impose additional mining royalties on the Company or Yanacocha in the future or that such mining royalties will not have an adverse effect on the Company's or Yanacocha's results of operations or financial condition.

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

Development projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon development of proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. The Company utilizes a three-year average historic price of US$350 per ounce of gold and US$5.25 per ounce of silver to calculate its proven and probable ore reserves.

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

Labor Matters

The Company has not experienced a strike since 1993, which is indicative of the good relations between the Company and its employees. However, there can be no assurance that this situation will continue and that the Company will not experience strikes or other labor-related work stoppages that could have a material adverse effect on its operations and or operating results in the future. Yanacocha has not experienced strikes and in 2004 entered into its first collective bargaining agreement with Workers' Union of Minera Yanacocha SRL (the "Union"), which was created and registered before the Peruvian Labor Ministry on December 9, 2003. Yanacocha has informed the Company that it considers its relations with its employees to be good. However, there can be no assurance that this situation will continue and that Yanacocha will not experience strikes or other labor-related work stoppages that could have a material adverse effect on its operations or its operating results. See "Item 6. Directors, Senior Management and Employees-Employees" and "Item 4. Information on the Company-Yanacocha-Employees".

Political and Social Perception

The Company's and Yanacocha's exploration, development and production activities are potentially subject to political and social risks. Over the past several years, the Company and Yanacocha have been the target of local political protests, including community protests at the Company's La Zanja project and a blockade of the road in protest of drilling activities at Yanacocha's Cerro Quilish mine. See "Item 4. Information on the Company-The Company-History and Development-Joint Venture Exploration Projects-La Zanja" and "Information on the Company-Yanacocha-Legal Proceedings". There can be no assurance that these incidents will not continue, or that similar incidents will not occur, or that the continuation or intensification of community protests would not adversely affect the Company's or Yanacocha's exploration, development and production activities or the Company's or Yanacocha's results of operations or financial condition.

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

On May 28, 2000, as a result of an election run-off with Alejandro Toledo, a former Peruvian business school professor, Fujimori was reelected to a third five-year term of office with approximately 74 percent of the votes counted. After several national and international institutions charged the elections were unfair and political scandals involving several government officials, Fujimori called for new elections to be held in 2001. Amid increasing pressure on Fujimori to resign, on November 19, 2000, Fujimori resigned his post from Tokyo, Japan, and has not returned to Peru since then. The Peruvian Congress appointed Valentin Paniagua as interim President. New elections were subsequently held on April 8, 2001 and a run-off election was held on June 3, 2001, in which Alejandro Toledo was elected President.

President Toledo's government has largely retained the economic policies of the previous government, focusing on promoting private investment, privatizing state-owned companies in various sectors including energy, mining and public services.

Risks of Inflation, Reduced Economic Growth and Currency Devaluation

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor ("IPC") and published by INEI, has fallen from a high of 7,649.7 percent in 1990 to 3.7 percent in 2000, -0.1 percent in 2001, 1.5 percent in 2002, 2.5 percent in 2003 and 3.5 percent in 2004. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to 0.5 percent in 2000, -2.3 percent in 2001, 2.0 percent in 2002, -1.5 percent in 2003 and -5.2 percent in 2004. The Company's revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, the financial position and results of operations of the Company, and the market price of the Common Shares and the American Depository Shares ("ADSs"), could be affected. Although the Peruvian government's stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru's foreign reserves at December 31, 2004 were US$12.6 billion as compared to US$10.2 billion at December 31, 2003. There can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See "Item 3. Key Information-Exchange Rates".

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

Corporate Disclosure and Accounting Standards

The Company prepares its financial statements using Peruvian GAAP, which differ in certain material respects from U.S. GAAP. Thus, the presentation of Peruvian financial statements and reported earnings may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP. See Note 39 to the Company Financial Statements for a description of the significant differences between Peruvian GAAP and U.S. GAAP, as such differences relate to the Company, and Note 40 for a reconciliation to U.S. GAAP of the Company's net income and shareholders' equity for the period included therein. In addition, since the Company is not a United States registrant, information regarding the Company may not be as readily disseminated into the market.

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

Factors Relating to the Common Shares and ADSs

Voting Rights; Effective Control by Principal Shareholders

The aggregate percentage of the economic interest of the outstanding share capital of the Company held by Alberto Benavides de la Quintana, the Company's Chairman and former Chief Executive Officer, and certain members of his immediate and extended family and their spouses (collectively, the "Benavides Family") as of April 30, 2005 was 26.82 percent. Because of the significant ownership interest the Benavides family holds in the Company and because the Investment Shares do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has a significant influence over the outcome of substantially all matters to be decided by a vote of shareholders. In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among the Company, The Bank of New York, as depositary (the "Depositary"), and the owners and beneficial owners of ADSs (the "Amended and Restated Deposit Agreement") relating to the Company's ADRs, if holders of ADRs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by the Company, which will likely be Alberto Benavides de la Quintana, a discretionary proxy to vote such shares, unless the Company informs the Depositary that the Company does not wish such proxy to be given.

Fewer and Less Well Defined Shareholders' Rights

The Company's shareholders have fewer and less well-defined rights under applicable Peruvian law than they might have as shareholders of a corporation incorporated in a jurisdiction of the United States or certain other countries.

Shares Eligible for Future Sale

Sales of a substantial number of shares of the Company by Alberto Benavides de la Quintana and certain other members of the Benavides Family could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of the Company's share capital by its shareholders, including the Benavides Family. Furthermore, under the Ley General de Sociedades Peruana (the "Peruvian Companies Law"), any restriction on the free sale of shares in a sociedad anónima abierta, such as the Company, is null and void.

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

ITEM 4. Information on the Company

THE COMPANY

History and Development

Overview

Buenaventura is Peru's largest publicly-traded precious metals company. The Company is engaged in the mining, processing, development and exploration of gold, silver and, to a lesser extent, other metals, in Peru. The Company currently operates three mines (Julcani, Orcopampa and Uchucchacua) and has controlling interests in three mining companies which have controlling interests in the Antapite, Colquijirca, Ishihuinca, Shila and Paula mines. Effective March 2001, the Company temporarily suspended operations and discontinued exploration efforts at the Recuperada mine. In April 2004, the Company elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in the price of metals. The Company also owns an electric power transmission company and an engineering services consulting company and has minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America's largest gold mine. In 2004, the Julcani, Uchucchacua, Orcopampa, Antapite, Colquijirca, Ishihuinca, Shila and Paula mines produced 357,562 ounces of gold, 15,095,562 ounces of silver and 70,925 short tons of metallic zinc. Yanacocha produced 3,017,302 ounces of gold and 3,479,435 ounces of silver. The Company's equity share of production in 2004 was 1,642,812 ounces of gold, 14,274,458 ounces of silver and 28,216 short tons of metallic zinc, including 1,317,052 ounces of gold and 1,518,773 ounces of silver for Yanacocha. For the year ended December 31, 2004, the Company's net sales were S/.972.2 million (US$297.7 million), and its net income was S/.685.6 million (US$208.8 million).

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

Since the late 1980s, the Company has continued its efforts to decrease its exposure to silver price fluctuations and has pursued a plan to increase its overall precious metals production and production efficiency. The Company has continued to expand its mineral resource base through the implementation of acquisition, development and exploration programs designed to increase its production and reserves of gold. As part of this strategy, the Company acquired an equity interest in Yanacocha and conducted exploration leading to the discovery of gold mineralization and subsequent production of gold in Orcopampa, Shila, Ishihuinca, Antapite and other mines. These initiatives have transformed the Company from primarily a silver producer into primarily a gold producer, based on allocated revenue. In 2004, gold, silver and other metals accounted for 84.25 percent, 10.54 percent and 5.21 percent, respectively of the Company's equity share of production value in its consolidated subsidiaries and Yanacocha.

On January 14, 1992, the Company, through its 100 percent owned subsidiary, Compañía Minera Condesa S.A. ("Condesa"), together with Newmont Second Capital Corporation ("Newmont Second"), a wholly owned subsidiary of Newmont Mining, and Société d'Etudes, de Recherches et d'Exploitations Miniéres ("Serem"), a wholly owned subsidiary of the Bureau de Recherches et D'Etudes Geologiques ("BRGM"), the geological and mining bureau of the French government, formed Yanacocha to continue exploration and development of the deposits at a mining site in the Cajamarca area. At that time, Yanacocha was 38 percent owned by Newmont Second, 24.7 percent owned by Serem, 32.3 percent owned by Condesa and 5 percent owned by The International Finance Corporation ("IFC"), the branch of the World Bank that promotes private investments. Since then, the Company has increased its participation in Yanacocha to 43.65 percent, and Newmont Second has increased its participation in Yanacocha to 51.35 percent, with IFC continuing to own 5 percent.

In October 2000, the Company and Newmont Mining agreed to consolidate their properties in Cajamarca, northern Peru, in Yanacocha. Under the consolidation plan and according to agreements signed in December 2000, the Company sold several assets to Yanacocha, including assets formerly owned by Minas Conga, the China Linda lime plant, mining rights, aerial land and other machinery and equipment and inventories. See "-Property, Plants and Equipment-Yanacocha's Properties-Operating Properties". The Company received approximately US$9 million in connection with this sale. Yanacocha and the Company also entered into an administration agreement setting forth that the Company would manage the China Linda lime plant until December 18, 2010, for a monthly fee of US$10,000 plus reimbursement of all incurred costs. However, in December 2001, Yanacocha terminated the agreement and the Company ceased to manage the China Linda plant. As a result of the termination, the Company received a payment of $1,800,000 from Yanacocha.

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

Recent Developments

On March 15, 2005, the Company executed a joint venture agreement with Río Narcea Gold Mines, S.A., Naraval Gold S.R.L. and Río Narcea Gold Mines, Ltd. (collectively "Grupo RN") whereby the Company will acquire a 51 percent equity interest in the Santa Marina exploration project, which is located 2 kilometers north of the El Valle mine on the Río Narcea gold belt in Asturias, Spain, through its 100 percent subsidiary Minera Santa Marina del Norte S.L. ("Santa Marina"). The Santa Marina project is operated by Santa Marina. The Company has agreed, pursuant to the joint venture agreement, to invest 2,200,000 Euros by March 15, 2007 to develop the Santa Marina project. Upon such investment, Grupo RN will transfer certain mining rights with respect to the Santa Marina exploration project in exchange for a 49 percent interest in Santa Marina. In addition, upon receipt of notice by Grupo RN affirming the completion of the Company's initial investment, the Company has a three month option to increase their equity interest in Santa Marina to 70 percent for an additional investment of 2,400,000 Euros over a two year period from such exercise.

On March 16, 2005, the Company, the Sumitomo Group, Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. ("Cerro Verde") entered into an agreement whereby, subject to certain closing conditions, the Company agreed to increase its ownership interest in Cerro Verde up to 20 percent and the Sumitomo Group agreed to acquire an ownership interest in Cerro Verde of between 21 and 25 percent in connection with a US$850 million expansion of the Cerro Verde copper operations to mine a primary sulfide ore body. Phelps Dodge will retain a majority interest in Cerro Verde. Cerro Verde intends to effect the increase of the Company's and the Sumitomo Group's ownership interests pursuant to a capital increase. See "-Intermediate Holding Companies; Subsidiaries and Equity Participations-Sociedad Minera Cerro Verde S.A.A.".

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

Maintaining an Active Exploration Program

The Company views an active exploration program as its primary means to obtain new reserves. As of April 30, 2005, through an intensive exploration program, the Company holds, either directly or in conjunction with joint venture partners, 368,031 hectares of mining rights, excluding an additional 151,742 hectares in mining properties which consolidate production units, making it a major holder of mining rights in Peru. During 2004 the Company spent approximately US$14.48 million primarily on mining exploration-related investments in Peru, concentrating on the exploration and development of precious metals deposits in the following mining projects: Los Pircos, La Zanja, Mesa de Plata, Tantahuatay, Marcapunta, Pampa Andino, Aguas Verdes, Jatun Orcco, Huancavelica, JV Puquio, Poracota, Altiplano Perú, Arenizo, Crucero and Patagonia. In 2005, the Company intends to concentrate on the Los Pircos, La Zanja, Mesa de Plata, Tantahuatay, Volcánicos Oyotún, Cordillera Oriental, Pampa Andino, Huancavelica, Cofradía, Minasnioc, JV Puquio, Trapiche, Poracota, Soras, Arenizo, Altiplano, Bolivia, Argentina and Santa Marina exploration projects. The 2004 explorations program was financed by internal funds as well as a US$5.42 million contribution by Newmont, Minera ABX Exploraciones S.A. ("ABX"), Southern Peru Copper Corporation ("SPCC"), Gold Fields Peru S.A. ("Gold Fields") and Minera Peñoles de Peru S.A. ("Peñoles").

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

Year Ended December 31,
	2002	2003	2004
		(in thousands)
Julcani	US$ 45	US$ 33	US$ 22
Uchucchacua	3,123	3,122	2,418
Orcopampa	6,126	9,272	6,391
Recuperada	-	-	94
Ishihuinca	184	362	641
Shila	814	798	39
Paula	99	126	579
Huallanca	-	_
Colquijirca	1,207	998	4,328
Antapite	3,574	2,038	5,496
Conenhua	1,784	92	7,624
Total	US$16,956	US$16,841	US$27,632

	Year Ended December 31,
	2002	2003	2004
		(in thousands)
Machinery and equipment	US$2,740	1,880	8,756
Infrastructure	5,559	1,951	3,710
Mining	3,774	2,005	3,073
Milling*	1,762	4,879	10,208
Transportation	219	152	339
Communications	175	196	427
Environmental	2,063	5,264	903
Other	664	514	215
Total	US$16,956	US$16,841	US$27,632

___________________

* Includes capital expenditures of US$3.1 million in 2003 and US$3.6 million in 2004 for the Orcopampa tailing dam construction and US$3.0 million in 2004 for the Antapite tailing dam construction.

The Company financed its capital expenditures in 2002, 2003 and 2004 with internally-generated funds and borrowings under its lines of credit. See Notes 17 and 20 to the Company Financial Statements.

The Company has budgeted approximately US$23 million and US$10 million for capital expenditures in 2005 and 2006, respectively. Exploration expenses in non-operating units are expected to be US$16.5 million and US$16.5 million in 2005 and 2006, respectively. To fund its planned capital expenditures program, the Company plans to use internally-generated funds. See "Item 5. Operating and Financial Review and Prospects-The Company-Liquidity and Capital Resources".

The Company's ongoing projects include (i) the construction of a new cyanidation plant at the Uchucchacua mining unit at an estimated cost of US$8.8 million and (ii) the Nazareno and Prometida area drilling projects to provide access to 0.7 million ounces of gold at lower levels of the Prosperidad, Lucy Piso, Prometida and Nazareno veins at an estimated cost of US$8.7 million. The significant increase in capital expenditures for 2004 was mainly due to an investment of US$7.6 million for the construction of the Callalli-Ares transmission line, US$3.6 million for the construction of the Orcopampa tailing dam and US$3.0 million for the construction of the Antapite tailing dam.

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

Business Overview

Production

The Company principally produces refined gold and different types of metal concentrates that it distributes and sells internationally, including silver-lead concentrate, silver-gold concentrate, zinc concentrate and lead-gold-copper concentrate. The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Recuperada (which temporarily ceased operations effective March 2001), Ishihuinca, Paula, Huallanca (which was sold in March 30, 2002), Colquijirca and Shila mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine's production.

	Year Ended December 31,
	2002	2003	2004
Gold (oz.)(1)	277,490	319,427	357,562
Silver (oz.)	13,346,374	13,813,658	15,095,562
Zinc (ST)(2)	72,147	67,949	70,925
Lead (ST)	27,433	29,209	35,965
Copper (ST)	360	298	169

___________

(1) Throughout this Annual Report, "oz" refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0134 grams.

(2) Throughout this Annual Report, "ST" refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

The Company views exploration as its primary means of generating growth value for shareholders and typically maintains a portfolio of active exploration projects for mineral resources in Peru, Argentina, Bolivia, Mexico and Spain at various stages of investigation. The Company currently holds, either directly or in conjunction with joint venture partners, 368,031 hectares of mining rights as part of its exploration program; this area excludes an additional 151,742 hectares in mining properties which consolidate production units. The Company invested approximately US$14.48 million in exploration for mineral resources during 2004, including 24,455 meters of exploratory diamond drilling, primarily in the La Zanja, Pampa Andino, Jatun Orcco, Arenizo, Poracota, Soras and Chilacocha prospects. In addition, the joint venture partners invested US$5.42 million in 11,619 meters of exploratory diamond drilling in the Aguas Verdes, Marcapunta, Incapacha and Minasnioc prospects.

Relying on its own field reconnaissance of satellite image color anomalies and in light of geochemical data recently published by the Instituto Geológico Minero y Metalúrgico ("INGEMMET"), the Company has shifted its exploration focus inside Peru to the central eastern Andean Region called Cordillera Oriental. As a result, while the Company continues exploration in Cajamarca, Cerro de Pasco and Huancavelica as its high-priority target regions, it has renewed prospecting and exploration efforts during 2004 for gold and silver in Ayacucho, for gold and copper in Apurímac and Cusco, for copper, gold and zinc in Piura, Lambayeque and La Libertdad, and for gold in Junin. The Company is also exploring for precious metal epithermal deposits in the Altiplano region and continues evaluating prospects in Mexico, Bolivia, Argentina and Spain.

In 2005 the Company expects to invest a minimum of approximately US$15.0 million, respectively, in exploration and development activities. All exploration and development programs at the Company's principal mines are separate and expressed as part of mine cost structure. Exploration and development expenditures include all of the costs associated with manpower and activities such as geologists, contractors, engineering, drilling equipment, metallurgical testing and economic feasibility studies. Management for the exploration division prepares programs and budgets for individual projects each year and the Company allocates, through approval of the board, an amount to finance such exploration and development activities in those projects considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, the Company allocates budgeted amounts by property or project, only in the case of high geological prospectivity as decided by management. The Company also allocates non-budgeted amounts over the course of the year to new projects based on the Company's needs and its geologists' periodic evaluations of the progress of each opportunity and its potential for development.

An integral part of the Company's exploration program is the participation in joint ventures with experienced mining companies, including Newmont Peru, ABX, SPCC, Teck Cominco Metals Ltd. ("TCL"), Gold Fields and Peñoles, as well as certain of their affiliates. The benefits of joint ventures include greater investment in the exploration of the Company's mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of the Company's management, geologists and engineers. In these exploration joint ventures, the Company may be either the designated operator, an equity participant, the manager or a combination of these and other functions. The Company does not generally conduct significant research and development activities other than investments in exploration as described herein. Funding has provided for university-based research and training of geological staff, with the objective of improving the appraisal of the Company's properties, presently carried out at the Mineral Deposit Research Unit, University of British Columbia, with research on mineral zoning at Uchucchacua, and at the Research School of Earth Sciences, Australian National University, with research on metallogenetic fertility of Circumpacific magmas, and at the Universidad Politécnica de Madrid, with research on regional distribution of cooper deposits in northern Peru.

The following table lists the Company's current exploration projects, its effective participation in each project, its partners with respect to each project, the total hectares as of April 30, 2005, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2002, 2003 and 2004.

Exploration Projects(1)(2)	Company's Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2002		Total Exploration Expenditures During 2003		Total Exploration Expenditures During 2004
Joint Venture Projects:	at December 31, 2004				Total	BVN'S	Total	BVN'S	Total	BVN'S
Colquirrumi	99.99%	Espro, Col	11,728	Silver, zinc & lead	1.50	1.11	1.55	1.14	0.38	0.38
La Zanja(3)	53.06%	Newmont	32,500	Gold, copper	0.38	0.21	3.47	1.84	5.84	3.10
Lancones(4)	100.00%	None	4,600	Copper, gold	0.09	0.02	0.02	0.01	0.00	0.00
Los Pircos(5)	100.00%	None	11,808	Gold & silver	0.40	0.10	1.73	0.00	0.38	0.38
Minasnioc(6)	60.00%	ABX	23,600	Gold & silver	0.00	0.00	1.18	0.00	0.95	0.21
Patagonia(7)	0.00%	None	0	Gold	0.47	0.23	1.41	0.74	0.45	0.45
Poracota(8)	0.00%	SWG, TCL	6,674	Gold & silver	0.28	0.28	1.51	1.51	2.45	2.45
Puquio	40.00%	Gold Fields	18,073	Gold & silver	0.00	0.00	0.37	0.05	1.03	0.12
Salpo	0.00%	None	0	Gold & silver	0.30	0.30	1.74	1.74	0.00	0.00
Samana	50.00%	Newmont	7,300	Gold	0.15	0.15	0.20	0.20	0.09	0.09
Aguas Verdes	20.00%	Peñoles	3,800	Gold & copper	0.00	0.00	0.00	0.00	0.71	0.15
Tantahuatay	40.00%	SPCC, ESPRO	17,722	Gold & copper	1.12	0.45	0.52	0.52	1.08	0.61
Company's Projects:
Ccarhuarazo	100.00%	None	0	Silver & gold	0.54	0.54	0.00	0.00	0.00	0.00
Huancavelica	100.00%	None	47,068	Gold, silver, zinc	0.49	0.49	1.06	1.06	0.47	0.47
Pampa Andino	100.00%	None	18,900	Gold & silver	0.00	0.00	0.28	0.28	1.08	1.08
Jatun Orco	100.00%	None	20,700	Gold & silver	0.69	0.69	1.13	1.13	1.18	1.18
Altiplano Peru (Franja Sur)	100.00%	None	36,587	Gold & silver	0.53	0.53	0.64	0.64	0.38	0.38
Soras	100.00%	None	23,167	Gold & silver	0.00	0.00	0.00	0.00	0.14	0.14
Arenizo	*	None	3,150	Gold & silver	0.00	0.00	0.00	0.00	1.30	1.30
Cedimin(9)	100.00%	None	55,186	Gold, silver, copper	2.57	2.57	2.73	2.73	0.31	0.31
Others(10)	100.00%	None	25,468	Various	0.92	0.92	2.81	1.45	1.68	1.68
			368,031		10.43	8.59	22.41	15.10	19.90	14.48

_________________

(1) The table does not include projects abandoned by the Company, consolidated mining units or those placed on hold prior to 2003.

(2) In addition to these projects, the Company continues to conduct exploration at all of its operating mines and its subsidiaries.

(3) At December 31, 2003, Newmont Peru's interest in the project was diluted to 46.94 percent.

(4) At March 11, 2004, BHP-B decided to withdraw from the project.

(5) At March 25, 2004, Meridian Peru SAC decided to withdraw from the project.

(6) The Company is in the process of increasing its interest in the project, thereby diluting ABX's interest.

(7) In August 2004, the Company withdrew from the project.

(8) The Company has an option to acquire a 50 percent interest at the first stage and an additional 25 percent in the project upon the fulfillment of certain conditions.

(9) Includes Mesa de Plata, Crucero and others.

(10) Includes Generative Exploration, Marcapunta, Estrella del Norte and others.

* The Arenizo project is owned by Inminsur, which is 78.04 percent owned by the Company and 21.96 percent owned by Brandon Properties Inc., a Panamanian corporation.

The following is a brief summary of current exploration activities conducted by the Company directly and through joint ventures that are believed to represent the best prospects for the discovery of new reserves. There can be no assurance, however, that any of the Company's current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in the Company's ore reserves. Non-reserve mineralization or mineral resources as indicated by diamond drilling have been included in the Company's Annual Report 2004 from the Los Pircos, La Zanja, Tantahuatay, Marcapunta, Jatun Orcco, Pampa Andino and Poracota exploration projects.

Joint Venture Exploration Projects

Colquirrumi. The Colquirrumi project, a silver, zinc and lead project, is wholly owned by Compañía Minera Colquirrumi S.A. ("Colquirrumi"). Consisting of 11,728 hectares, the project is located in the Hualgayoc district and commenced operations in March 1973 with mining and drilling for zinc and lead ore. Since 1991, the project has engaged in a mineral exploration program. On April 20, 2004, a capital increase, through the creation of Series A Common Shares and Series B Common Shares, was authorized at an extraordinary meeting of shareholders. The Series A Common Shares and Series B Common Shares will receive 90 percent and 10 percent, respectively, of the profits or losses of the Colquirrumi. As of May 28, 2004, the Company is the sole shareholder of the Series A Common Shares and holds a 99.99 percent interest in Colquirrumi. On February 24, 2005, the Company executed a joint venture agreement with Gold Fields to explore the Hualgayoc district, including certain areas within the Colquirrumi project.

La Zanja. Sociedad Minera Coshuro S.A. ("Coshuro") controls 23,904 hectares and the Company controls 8,596 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca. Originally, the La Zanja project was part of the Northern Peru joint venture exploration project, which was 35 percent owned by the Company and 65 percent owned by Newmont Peru. The Company executed a carve-out agreement with Newmont Peru on August 1, 2000, providing for the eventual dilution of Newmont Peru's interest in the project. The project, which is operated by the Company, consists of the San Pedro Sur and Pampa Verde superficial gold and silver oxide deposits, amenable to low-strip open pits and heap-leach operation. Reserves are drill proven, indicated and inferred at 18.8 million metric tons with an average grade of 1.1 grams of gold per ton. The Company has not yet tested deep oxide nor sulfide ore potential in other prospects within the property. In 2002, the Company advanced in the acquisition of 115 hectares in surface rights and also performed large column tests to prove amenability to cyanide leaching in heaps. During 2003, the Company acquired an additional 910 hectares in surface rights, conducted an airborne electromagnetic survey of 30,000 hectares, and conducted a drilling campaign at the Pampa Verde deposit, the Alcaparrosa prospect and the San Pedro Norte deposit. During 2004, the Company invested US$5.8 million in the La Zanja project to conduct metallurgical and feasibility studies, to drill 4,504 meters at the Pampa Verde deposit, 2,933 meters at the Turmalina prospect, 1,113 meters at the Campana prospect, 1,194 meters at the San Pedro Sur deposit, 458 meters at the Pampa Verde Sur prospect and 190 meters at the C. Buitre prospect, and to conduct 3,268 meters of sterilization drilling in the Pampa Bramadero area with mineralization out of reserves indicated at 18.1 million of metric tons with an average grade of 1.1 grams of gold per ton. As of December 31, 2004, the Company owned a 53.06 percent interest in La Zanja and Newmont Peru's interest was diluted to 46.94 percent. Newmont Peru elected to maintain a 46.94 percent interest in La Zanja for 2003 and 2004. On November 16, 2004, during a community protest at the La Zanja project, a warehouse was set on fire which resulted in the loss of 25 km of drill cores worth US$150,000 that were stored in the warehouse.

Lancones. The Lancones project was a joint venture which is 40 percent owned by Cía. Minera Totoral S.A. ("Minera Totoral") and 60 percent owned by BHP BILLITON World Exploration Inc. ("BHP-B"). Consisting of approximately 4,600 hectares of mineralized land, the project was located in northern Peru and southern Ecuador. At March 11, 2004, BHP-B decided not to pursue further exploration work in the Lancones project and to terminate the joint venture agreement. The Company did not develop the Lancones project in 2004.

Los Pircos. The Los Pircos project was a joint venture with Meridian Gold Company ("MDG"). Consisting of 11,808 hectares, the project is located east of Chiclayo in the Western Cordillera of Cajamarca, approximately 690 kilometers northwest of the city of Lima. On March 25, 2004 MDG withdrew from project and, since that time, the Company has operated the project with the primary objective of exploring and developing precious metal veins of epithermal character. To date, the Company has located, mapped and sampled five principal veins, which have shown strong anomalous gold and silver values. The principal vein, the Diana vein, has a central section of 380 meters with average widths of 2.10 meters and grades of 8 grams of gold per ton and 300 grams of silver per ton. First pass drilling with a total 3,566 meters in 2002 over the Diana vein system indicated resources of 203,680 metric tons at 18.3 grams per ton of gold and 17.4 ounces per ton of silver in veins with an average thickness of 2 meters. During 2003, MDG conducted 5,073 meters of diamond drilling of the Diana, Maribel, Juana Sofia, Milagros, Andrea and Rosa Victoria veins and Lucero area, and an 18.5 kilometers electromagnetic survey of the Los Pircos vein system to define the depth of vein continuity. During 2004, the Company focused on renewing its surface rights permits, which were secured in March 2005, to ensure the continuation of its exploration activities at the Diana and Maribel veins.

Minasnioc. The Minasnioc project was a joint venture with ABX and Compañía Minera Ares S.A.C., a company owned by the Hochschild Group ("MHC"). In August 2004, ABX withdrew as operator of the Minasnioc project and since that date, the Company's has been the operator of the project. The Company currently has a 60 percent interest and is in the process of acquiring additional interests in the project, thereby diluting ABX's interest. The Minasnioc project is a 23,600 hectares high sulfidation epithermal prospect located in southern Peru, in the Huancavelica region, 310 kilometers southeast of Lima. The first-pass 2003 drilling campaign by ABX confirmed the presence of low-grade gold mineralization hosted in volcanic rocks, mainly following a stratabound pattern. In the last quarter of 2004, the Company invested US$205,555 in exploration and the construction of new camp facilities. The Company detected the presence of gold enriched veins and plans to conduct additional drilling and underground activity as well as increase its interest in the Minasnioc Project in 2005.

Patagonia. The Patagonia project was a joint venture between the Company, Yamana Resources Inc., Yamana Resources Ltd., Recursos Yamana Ltd., Recursos Yamana S.A. (the owner of the mining concessions) and Lorenzon Ltd. (a company owned by the Hochschild Group ("MHC")). The project consisted of 127,927 hectares and was located in southern Argentina, 60 kilometers northeast from the Anglo Gold Cerro Vanguardia gold mine in the Santa Cruz province. To date, the Patagonia project had two main prospective areas identified; namely Martinetas and La Paloma. During 2003, the Company and MHC invested US$1.4 million in a 2,020 meter diamond drilling campaign over two sets of gold bearing veins in the Martinetas prospect, which indicated resources of 141,300 metric tons at 15.6 grams per ton of gold with an average thickness of 1.1 meters, and a 2,172 meter diamond drilling campaign in the La Paloma prospect, which indicated resources of 206,250 metric tons at 9.8 grams per ton of gold with an average thickness of 1.8 meters. In 2004 the Company conducted an intensive survey to discover new prospective areas in the regions outside the Martinetas and La Paloma prospects, which had negative results. In August 2004, the Company decided to discontinue its investment in the Patagonia project and withdrew from the joint venture.

Poracota. The Poracota project, operated by the Company pursuant to an agreement with Minas Poracota S.A. ("Minas Poracota"). Minas Poracota is a joint venture between Southwestern Resources Corp. ("SWG") and TCL. The project encompasses 6,674 hectares and is located 20 kilometers west of the Orcopampa mine in southern Peru, owned by Minas Poracota S.A. (a subsidiary of Minera del Suroeste S.A.C.). The Company has an option to acquire a 50 percent interest in Minas Poracota S.A. with a US$4.6 million payment to SWG. The Company has agreed to invest US$0.4, US$1.0 and US$1.6 million in 2003, 2004 and 2005, respectively, to exercise a second option for an additional 25 percent interest from TCL. Thereafter, the Company may exercise an option to acquire a 50 percent interest of Minas Poracota S.A. The Company holds claims for 16,300 hectares in the Soras region, located between the Poracota project and the Orcopampa mine. The epithermal high sulfidation system comprises two main areas: Huamanihuayta and Perseverancia. In 2003, the Company invested US$1.5 million in the Poracota project, which included an 87.2 kilometer magnetic survey and a 7,314 meter diamond drilling campaign. During 2003 and 2004, the drilling campaign in the Huamanihuayta area indicated resources of 1,750,000 metric tons at 11 grams per ton of gold with an average thickness of 5 to 6 meters in two sub-horizontal veins, Manto Dorado and Manto Aguila. The Manto Dorado vein included resources of 693,785 metric tons at 10.6 grams per ton of gold with an average thickness of 6.0 meters and the Manto Aguila vein included resources of 801,687 metric tons at 10.0 grams per ton of gold with an average thickness of 5.2 meters. In 2004, the Company invested US$2.45 million in 967 meters of underground workings and a 5,250 meter diamond drilling campaign. In addition, the Company invested US$2.95 million for the construction of a 30.5 kilometer gravel road to connect the Poracota project to the Orcopampa mine. In 2005, the Company plans to advance its exploration efforts with 1,600 meters of underground workings, conduct 5,300 meters of diamond drilling and conduct metallurgical and pilot tests.

Puquio. The Puquio generative project is a joint venture with Gold Fields that encompasses 18,073 hectares of hydrothermally altered and mineralized volcanic terrain in the Ayacucho region 500 kilometers southeast of Lima. The project is operated by Gold Fields, which has a 60 percent effective participation. In 2003, US$370,000 was invested to review selected anomalies detected by rock-geochemistry and satellite imagery. In 2004, Gold Fields invested US$430,000 in the Incapacha prospect to conduct 2,500 meters of diamond drilling, 3,000 of reverse circulation drilling and an electromagnetic survey, which had negative results. In addition, Gold Fields also invested US$162,000 to evaluate the Titanca, Tampa Tampa, Condoray and Ñayca prospects in 2004. The Incapacha property was explored with 2,492 meters of drilling with disappointing results. In 2005, Gold Fields plans to conduct 2,500 meters of diamond drilling at the Ñayca prospect.

Salpo. Grupo Wiese owns mining concessions that encompass 6,271 hectares in northern Peru, 70 kilometers east from Trujillo, through Minera Salpo S.A. The Company had an option to acquire a 51 percent interest of Minera Salpo S.A. if it invests US$2.0 million in exploration. Salpo is a historical mining district characterized by epithermal veins rich in gold and silver. In 2002, the Company reopened mines along the Salpo and Milluachaqui veins to conduct mapping and sampling, that have demonstrated 4 to 6 grams of gold per ton and 15 to 20 ounces of silver per ton in a thickness of 0.6 to 1.0 meters. During 2003, the Company invested US$1.7 million in drilling and exploration activities, including 3,424 meters of diamond drilling and drifting of 731 meters, which indicated resources of 20,000 metric tons at 6.4 grams per told of gold and 3.2 ounces per ton of silver with an average width of 1.0 meters. After a total investment of US$2.1 million, the Company decided not to exercise its option to acquire an additional 51 percent interest in Minera Salpo S.A. due to the disappointing results of exploration efforts and, on October 31, 2003, withdrew from the joint venture. The Company has performed environmental remediation efforts prior to returning the consolidated mining properties to Minera Salpo S.A.

Samana. The Samana project, which is operated by the Company, is a carve-out of the former Ayacucho joint venture with Newmont Peru. The Company and Newmont Peru executed the carve-out agreement on December 6, 2000, providing for the eventual dilution of Newmont Peru's interest in the project. Following the Company's investment of US$884,000, Newmont Peru will decide whether to maintain its diluted participation in the project or repurchase its participation interest in the project. Consisting of 7,300 hectares, the project is located in the high plateaus of Ayacucho, 35 kilometers northwest of Puquio. During the period from 1996 to 1999, Newmont Peru performed geological mapping, rock-chip sampling, trenching and 1,200 meters of diamond drilling. The existence of a low-grade, superficial, disseminated gold and silver oxide deposit was tested and eventually disregarded. Thereafter, the Company undertook the evaluation of smaller but higher-grade mineralized breccias. The 2001-2002 exploration campaign focused on accessing 200 meters of the Osiris breccia by tunneling to conduct detailed evaluation of grade, thickness and continuity of this tabular structure. In addition, the Company performed three short diamond drill holes which proved the persistence of this potential ore shoot 50 to 100 meters below surface, with a thickness ranging between 2 and 20 meters and grades fluctuating between 5 and 6 grams of gold per ton in oxides. During 2003, the Company invested US$0.2 million in 1,190 meters of diamond drilling over the east side of the Osiris breccia. This drilling campaign indicated the presence of limited resources and after having invested, in the aggregate, US$922,274, the Company has decided to discontinue its investment in the Samana project.

Aguas Verdes. The Aguas Verdes project, operated by Peñoles, consists of 3,800 hectares in the Ayacucho region. The Company has a 20 percent interest and Peñoles has the remaining 80 percent interest in the project. During 2004, Peñoles invested US$560,000 for an aggregate of US$710,000 in 3,267 meters of diamond drilling and 12,500 meters of geophysical lines over the Aguas Verdes and Molino copper and gold enriched skarn bodies with disappointing results. Peñoles has decided not conduct additional exploration in 2005. The Company does not intend to conduct an exploration program in the Aguas Verdes project in 2005.

Tantahuatay. The Tantahuatay project, a gold copper project, is wholly owned by Compañía Minera Coimolache S.A. ("Coimolache"), an entity which is 40.1 percent owned by the Company, 44.2 percent owned by SPCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company. Since January 2003, the project has been managed and operated by an independent mining engineer, Ing. Amado Yataco, appointed by the Company. The area of the project consists of over 17,722 hectares of potentially mineralized ground. The Tantahuatay project is located 30 kilometers northwest of Yanacocha in the Hualgayoc district, 950 kilometers north of the city of Lima. Two of the five outcropping gold anomalies have drill-indicated geological resources of 600,000 ounces of gold and 7 million ounces of silver. Tantahuatay 2 was infill-drilled during 2002 and hosts a measured and drill-indicated mineral resource of 274,000 ounces of gold. The studies have been focused in the oxide zone only. Cyanidation column tests have been realized with encouraging results, which indicate rapid extractions in the order of 80 to 90 percent, by low-concentration cyanide leaching. After infill-drilling is finished in the Ciénaga deposit, a feasibility study will be finalized to address viability of a 15,000 tons per day open-pit/heap leach operation. The Company is focusing its efforts on resolving community issues and obtaining permits and licenses to continue its exploration and enhance support of its infill drilling and feasibility studies for both oxides and sulfides targets.

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

Huancavelica Project. The Huancavelica project is wholly owned and operated by the Company. Consisting of 47,068 hectares, the project is located in several prospects of the Huancavelica region. The Company initiated exploration efforts in 1994 with the purpose of identifying base-metal skarns and/or disseminated precious metal deposits along the Cenozoic volcanic belt. During 2003, the Pampa Andino prospect was separated from the Huancavelica project. In 2004, the Company invested US$473,000 to evaluate several prospective areas, including the Cofradía, Yuracjasa, Dorita Sur and Llipina prospects. At the end of 2004, the Cofradía prospect was separated from the Huacavelica project. The Company plans to continue to evaluate several prospective areas in 2005.

Pampa Andino. The Pampa Andino project is owned by Minera Totoral S.A ("Totoral"). Consisting of 18,900 hectares and located 175 kilometers south east of Lima, on the border between the Ica and Huancavelica regions, the project is operated by the Company. The Company owns 16,000 hectares of the Pampa Andino project and Totoral owns the remaining 2,900 hectares, which the Company is in the process of acquiring. The Pampa Andino project is a low sulfidation epithermal vein system and is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. In 2003, the Company invested US$0.3 million in 2,726 meters of diamond drilling over the Rosita and Claudia veins. In 2004, the Company invested US$1.1 million in 300 meters of diamond drilling and 1,563 meters of underground workings, initially identifying 15,700 metric tons at 15.0 grams per ton of gold and 21 ounces per ton of silver at the Rosita vein. During 2005, the Company plans to continue diamond drilling and extending underground workings.

Jatun Orcco. The Jatun Orcco project is wholly owned and operated by the Company. Consisting of 20,700 hectares of mining properties, the project is located 20 kilometers north of the Antapite mine in the headwaters of the Ica valley. The Jatun Orcco project is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. Epithermal veins, located in the Jatun Orcco Norte, Jatun Orcco Sur and Karla prospects, have sporadic high-grade gold and silver leakage anomalies. During 2003, the Company's exploration efforts included a US$1.1 million investment in an advanced exploration program of 1,276 meters to test for grade continuity along the Mercedes and Capicúa veins in the Jatun Orcco Sur prospect. The results indicated resources of 16,330 metric tons at 16.9 grams per ton of gold and 6.6 ounces per ton of silver with an average width of 1.1 meters. In 2004, the Company continued its exploration efforts, investing US$1.2 million in 1,703 meters of tunneling and 1,710 meters of diamond drilling in the Jatun Orco Sur prospect. In March 2005, the Company transferred its mining rights to Inversiones Mineras del Sur S.A. ("Inminsur"), who will operate the project going forward.

Altiplano Peru. The Franja Sur project, renamed the Altiplano Peru project in 2004, is wholly owned and operated by the Company. Consisting of 36,587 hectares, the project is located in the Apurimac, Arequipa, Cusco and Puno regions of volcanic rocks and carbonate terrains of south-eastern Peru. After regional reconnaissance and selection of mineralized areas, the Company conducted initial mapping, sampling and drilling at several project sites, including the Pichacani prospect which has demonstrated a strong mercury and tellurium anomaly in a high sulfidation epithermal system. During 2003, the Company invested US$0.6 million to explore the Pichacani prospect, which had disappointing results. In 2004, the Company conducted first pass drilling with a total of 591 meters drilled in the Chilacocha epithermal prospect located in the Apurimac region. Due to disappointing results, the Company has decided to cease activity in the Chilacocha prospect after engaging in environmental remediation efforts. In 2005, the Company plans to continue its exploration activities in the Apurimac, Cusco, Puno and Ayacucho region.

Soras. The Soras project is wholly-owned by the Company and located adjacent, to the east, of the Poracota project. The Soras project encompasses 23,167 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region. In 2004, the Company identified two main mineralized structures, the Soraya and Soraya 1 veins, with ore grades of up to 26 grams per ton of gold. First pass drilling at 347.5 meters identified two narrow gold intercepts with grades of 16 and 36 grams per ton of gold with high silver and copper grades. In 2005, the Company plans to conduct additional drilling and underground workings to contoured mineralization.

Arenizo. The Arenizo project is owned by Inminsur, which is 78.04 percent owned by the Company and 21.96 percent owned by Brandon Properties Inc., a Panamanian corporation. The Arenizo project encompasses 3,150 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region. In 2003, the Company invested US$60,000 in superficial exploration efforts which identified the Anita, María and Nelly quartz veins. In 2004, the Company invested US$1.3 million in exploration efforts, focusing on 886.7 meters of underground workings and 3,544 meters of diamond drilling in the Anita, María and Nelly veins, which have indicated a resource of 7,305 metric tons at 9.54 grams per ton of gold with an average thickness of 1.20 meters. In 2005, the Company plans to conduct additional underground workings and geological mapping of Maria and Nelly veins.

Cedimin. Cedimin S.A.C. is wholly owned by the Company and controls 55,186 hectares of owned and leased mining concessions. During 2002, Cedimin invested US$2.5 million in exploration. As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin and is no longer a separate legal entity. As a result of this merger, mining activities at Cedimin increased significantly compared to its exploration activities. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C. ("Mineras Aureas"), which had a 49 percent interest in Minera Paula 49 S.A.C. ("Minera Paula"). As a result of this acquisition, Minera Paula became wholly owned by the Company. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities.

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

The historical average annual prices for gold and silver per ounce and the Company's average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Average Annual Company Price(1)	Average Annual Market Price	Average Annual Company Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
2000	279.03	275.39	4.95	4.95
2001	270.99	270.80	4.37	4.36
2002	309.97	309.39	4.60	4.65
2003	363.51	364.88	4.88	4.91
2004	409.21	373.78	6.65	6.51
2005 (through April 30, 2005)	427.83	376.68	7.01	7.02

____________

(1) The average annual Company price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Recuperada, Colquijirca, Ishihuinca and Shila mines.

(2) Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3) Average annual silver prices are based on London Spot prices.

Most of the sales contracts the Company enters into with its customers state a specific amount of metal or concentrate the customer will purchase. The Company has sales commitments from various parties for virtually all of its estimated 2005 production; however, concentrates not sold under any of the Company's contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth the Company's total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

	As of and for the year ended December 31(1)
Product	2002	2003	2004	2002	2003	2004
	(In thousands of constant S/. as of December 31, 2004)			(In thousands of US$)
Gold	286,777	436,541	455,506	76,422	118,149	132,064
Silver	192,441	201,301	319,791	54,718	54,482	92,716
Lead	35,724	47,255	97,582	10,290	12,789	28,292
Zinc	143,735	153,275	187,563	40,869	41,483	54,379
Copper	1,777	1,586	1,193	505	429	346

________________

(1) Does not include refinery charges and penalties incurred in 2004, 2003 and 2002 of S/.164,447 (US$47,678) , S/.145,985 (US$39,511) and S/.145,043 (US$41,241), respectively.

The Company sold its concentrates to 15 customers in 2004. Approximately 45 percent, 48 percent and 54 percent of the Company's concentrate sales in 2002, 2003 and 2004, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate from the Company's mines, and of sales of gold bullion that were sold to the Company's various customers from 2002 to 2004.

	Percentage of Concentrates and Gold Bullion Sales
	2002	2003	2004
Export Sales:
Umicore	-	1.24	1.64
S.A. Sogem N.V.	1.05	0.36	---
Johnson Matthey	31.27	36.38	44.74
Trafigura	0.67	-	1.64
Hochschild	1.39	1.86	0.54
Glencore	4.72	3.36	1.72
Metaleurop	1.57	-	---
Noranda	2.55	2.67	0.88
Pechiney	1.27	2.13	1.77
Marc Rich	0.59	0.45	0.42
Transamine	-	-	1.02
Total Export Sales	45.08	48.45	54.37
Domestic Sales:
Cormin	34.16	32.52	11.81
Doe Run	11.75	10.05	14.75
BHL	3.56	2.81	9.69
Cajamarquilla	2.04	1.69	2.19
Procesadora Sudamericana	0.42	0.61	0.74
Ayssa	2.99	3.87	6.45
Total Domestic Sales	54.92	51.55	45.63
Total Sales	100	100	100

Under the terms of the Doe Run S.R.L. ("Doe Run") sales contract dated February 3, 2005, the Company is required to supply Doe Run with approximately 1,900 wet metric tons ("WMTs") of Julcani's silver-lead concentrates in 2005. The price of the concentrates supplied under the contract is based on specified market prices minus deductions.

Under the terms of the Consorcio Minero S.A. ("Cormin") sales contract dated January 28, 2005, the Company is required to supply Cormin with approximately 7,000 WMTs of Uchucchacua silver-lead concentrates from January 2005 to December 2005. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Cormin sales contract dated January 13, 2005, the Company is required to supply Cormin with approximately 3,000 WMTs in 2004, 6,000 to 9,000 WMTs in 2005 and 7,000 to 10,000 WMTs in 2006 of Uchucchacua zinc concentrates from December 2004 to December 2006. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

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

On December 31, 2003, the Company replaced four derivative contracts with sales contracts requiring physical delivery of gold over future periods that do not extend beyond 2012. Under the terms of the contracts, the Company will realize capped prices ranging from US$332 to US$451 per ounce. These contracts are accounted as normal sales contracts. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

In addition, the Company sells zinc and lead derived from its operations at the Colquijirca mine through Sociedad Minera El Brocal S.A.A. ("El Brocal"). The Company sells the zinc concentrates from the Colquijirca mine under the terms of the following contracts: (1) pursuant to a contract dated January 22, 2001, the Company is required to supply Glencore with approximately 27,500 WMTs per year in 2001 and 2002, and with approximately 20,000 to 30,000 WMTs per year in 2003 and 2004; (2) pursuant to a contract dated January 22, 2001 the Company is required to supply Cormin/Trafigura Beheer B.V. with approximately 35,000 WMTs per year in 2001 and 2002, with approximately 20,000 to 30,000 WMTs in 2003 and with 20,000 to 35,000 WMTs in 2004; and (3) pursuant to a contract dated December 10, 1997, the Company is required to supply Metaleurop Commercial S.A.S. with approximately 20,000 WMTs per year during 2001, 2002, 2003 and 2004. The Company sells the lead concentrates from the Colquijirca mine under the terms of the following contracts: (1) pursuant to a contract dated January 22, 2001, the Company is required to supply Glencore with approximately 15,000 WMTs per year in 2001 and 2002, and with approximately 10,000 to 15,000 WMTs per year in 2003 and 2004; and (2) pursuant to a contract dated February 26, 2001, the Company is required to supply Cormin/Trafigura with approximately 10,000 WMTs per year in 2001, 2002, 2003 and 2004.

Normal Sales Contracts

Company entered into transactions that closed out approximately two thirds of its outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of the same quantity of gold over future periods that do not extend beyond 2012. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Hedging

The Company engages in gold, silver and zinc price hedging activities, such as forward sales and options contracts, to minimize its exposure to fluctuations in the prices of such metals. Currently, the Company only hedges for risk management purposes and does not hold or issue financial instruments for trading purposes. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 35 the Company Financial Statements.

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

Mining concessions have an indefinite term, subject to payment of (a) an annual concession fee of US$3 per hectare claimed and (b) an annual fine if a minimum annual production of US$100 per hectare is not achieved before the expiration of the sixth year, counted from the year in which the title of the concession is granted, of US$6 per hectare will be payable starting in the seventh year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved; and if the failure to comply with the minimum annual production continues after the eleventh year following the year in which the title of the concession was granted, the penalty will increase to US$20 per hectare starting in the twelfth year counted since the year in which the title of the concession was granted. The fine may be avoided, however, by demonstrating investments in the mining rights during the previous year of amounts more than ten times greater than the fine to be paid. In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit (Unidad Económica Administrativa) provided the mining rights are all within a radius of five kilometers. If, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant. No other payments or royalties are required by the Peruvian government for the Company to maintain mining and exploration property rights in full force and effect. As of 2002, the annual concession fee and the annual fine will be calculated pursuant to the provisions of the General Mining Law and of Supreme Decree No. 010-2002-EM, effective since March 10, 2002. The Company paid approximately US$2.0 million, US$2.1 million and US$2.5 million in fees for mining rights for the years ended December 31, 2002, 2003 and 2004, respectively, approximately US$4,687, US$7,984 and US$8.4 million in fees for processing concessions, respectively, and is current in the payment of all amounts due in respect of its mining rights and processing concessions.

As of April 30, 2005, the Company, directly and indirectly, through subsidiaries or in conjunction with joint venture partners, owns and administers approximately 795,863 hectares devoted to mineral exploration and mining operations. Mining rights related to the current operations are provisional permits or mining concessions. Almost all of the mining rights related to the current operations already are provisional permits or mining concessions. The mining rights and processing concessions are in full force and effect under applicable Peruvian laws. The Company believes that it is in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that it is not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that the Company may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of its business. The principal mining rights and processing concessions are (i) with respect to the Company's mines, new applications filed for provisional permits and mining concessions at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Paula and Shila; and (ii) with respect to the Company's current exploration projects, new applications filed for mining concessions, the provisional permits and the mining concessions at the Tantahuatay project, the Ayacucho project, the Totoral project and the Huancavelica project. The principal processing concessions are the processing concessions of the concentrators at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Paula and Shila.

Both mining concessions and provisional permits claimed before 1991 conferred on their holders the right to explore and develop the underground mineral resources, and it is often the case that the titleholders of these mining rights are not the owners of the land surface. Since October 1996, pursuant to Peruvian regulations, all operators of new mining areas in Peru are required to have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes pursuant to General Mining Law, Article 7 of Law No. 26505, as amended by Law No. 26570 and the regulations to such Article 7 contained in Supreme Decree 017-96-AG, as amended by Supreme Decree No. 015-2003-AG. The Company has been actively pursuing the acquisition of the land surface or obtaining easements relating to land positions containing prospective geological exploration targets, deposits that can be exploited in the future or areas that would be considered for plant or facility sites.

On December 19, 1998, Special Law No. 27015, the Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas was released. Law No. 27015 was amended by Law No. 27560, released on November 24, 2001 (Law No. 27015 as amended by Law No. 27560, the "Urban Mining Concessions Law"). Regulations pursuant to the Urban Mining Concessions Law were set forth in Supreme Decree No. 007-99-EM published on March 22, 1999, which was abrogated and replaced by Supreme Decree No. 008-2002-EM, dated as of February 21, 2002 (the "Regulations"). Under the Urban Mining Concessions Law, metallic or non-metallic mining concessions will be granted in areas that have been or are designated as urban areas by means of municipal ordinances issued by the Provincial Municipality pursuant to the procedures set forth in the Regulations for the Territorial Conditioning, Urban Development and Environment approved by Supreme Decree No. 007-85-VC, unless the grant of such title or concession is expressly authorized by a special law. Such Supreme Decree was abrogated by Article 2 of Supreme Decree No. 027-2003-Vivienda, published on October 6, 2003, which contains the Regulations for the Territorial Conditioning, Urban Development and Environment currently in effect.

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

In order to begin exploration activities, holders of mining concessions in urban areas or urban expansion areas must comply with the provisions of the Environmental Regulations for Mining Exploration Activities set forth in Supreme Decree No. 038-98-EM. To begin development activities, holders of mining concessions in urban areas or urban expansion areas must comply with the Regulations of Title Fifteenth of the General Mining Law, Regulations for Environmental Protection of the Mining and Metallurgical Activities set forth in Supreme Decree No. 016-93-EM, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, as well as with the provisions contained in the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM published on July 26, 2001, as amended by Supreme Decree No. 018-2003-EM published on May 30, 2003. Failure to comply the provisions of the Regulations may be punished with a fine or by the temporary suspension of mining activities. If the failure continues, the mining concession may be revoked.

Law No. 27474 was published on June 6, 2001, and replaced Law No. 25763, the purpose of which was to ensure that mining, power and hydrocarbons obligations be audited by auditing companies duly registered with the MEM. Pursuant to Law No. 27474 and its Regulations approved by Supreme Decree No. 049-2001-EM, as amended by Supreme Decree No. 018-2003-EM, the MEM is now in charge of auditing the fulfillment of the obligations contained in the General Mining Law and its Regulations, including technical, economic, financing and administrative obligations, as well as safety and environmental obligations. The MEM may perform audits either with its own personnel or through individuals or companies registered with the MEM to provide external audit services.

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

The MEM monitors environmental compliance and sets specific environmental standards. In particular, the MEM has established standards for emissions or discharges of liquid and gas effluents. The MEM also approves the environmental impact assessments and programs for environmental control.

The MEM has issued regulations that establish maximum permissible levels of emissions of liquid effluents approved by Ministerial Resolution No. 011/96-EM/VMM. Generally, holders of mining rights and processing plants that were in operation prior to May 2, 1993 have a maximum of 10 years to comply with the maximum permissible levels; in the meantime, they must prepare their Programas de Adecuación y Manejo Ambiental (Environmental Adaptation and Management Schedules or "PAMAs") to comply with more stringent maximum permissible levels. Under Peruvian environmental regulations that were passed in 1993, a company that initiated operations prior to May 2, 1993, as is the case for the Company and most of its affiliated companies, was required to file with the Peruvian government a Preliminary Environmental Evaluation, or Evaluación Ambiental Preliminar ("EVAP") for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up filing of a PAMA to detail explanations of how such companies will comply with these less stringent maximum permissible levels for liquid effluents and other environmental problems. Companies must correct the pollution problems relating to their mining activities within five years and relating to their processing plants within five or ten years, depending on the type of processing plant. These companies must allocate no less than one percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs. Mining and plant processing activities that began after May 2, 1993 or had at that time a specific environmental program will be required to file and obtain approval for an Environmental Impact Study ("EIS") before being authorized to operate. Mining and plant processing activities that began after May 2, 1993 are required to comply with the more stringent maximum permissible levels for liquid effluents from the initiation of their operations. Exploration activities, classified as either initial, intermediate and advanced, are also subject to heightened compliance requirements. Unlike initial exploration projects, which do not require MEM approval, intermediate exploration projects must submit a Sworn Declaration ("SD"), after which MEM has 20 calendar days to raise objections to such SD. If no objection is raised, the SD will be deemed approved. Furthermore, advanced exploration projects are required to submit an Environmental Assessment ("EA"), which incorporates technical, environmental and social matters. If objections are not raised by MEM to the EA, such EA is deemed approved. Commitments assumed by the mining company in the SDs and EAs are obligatory for such mining companies and enforceable by MEM.

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

The EAs for the La Zanja, Los Pircos, Tantahuatay and Samana exploration projects were approved in July 2001, August 2001, December 2000 and December 2001 respectively. EAs for Jatun Orcco, Ccarhuarazo, Salpo and Poracota were all accepted in 2003.

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

Law No. 28090, Law that Rules the Closing of Mines (Ley que Regula el Cierre de Minas), was published on October 14, 2003, establishing the obligations and procedures that mining companies will follow to prepare, submit and execute the plan for the closing of mines (the "Plan") and the granting of environmental guarantees to secure compliance with the Plan. Pursuant to Law No. 28090, as amended by Law No. 28507 published on May 8, 2005, the Company is required to (i) submit a Plan to the MEM within one year following approval of the EIS or PAMA, or in case of mining or processing concessions in operations, one year after the Regulations to such Law No. 28090 become effective; (ii) inform the MEM semi-annually of any progress on the conditions established in the Plan; (iii) perform the Plan consistent with the schedule approved by the MEM during the life of the concession; and (iv) grant an environmental guarantee that covers the estimated amount of the Plan. The guarantee may be in cash, trusts, and any other guarantee contemplated in the Banking Law. On November 24, 2003, Ministerial Resolution No. 627-2003-MEM/DM was published to create the Registry for Authorized Entities to Elaborate the Closing of Mines and the Beneficial Plants (Registro de Entidades Autorizadas a Elaborar Planes de Cierre de Mina y de Plantas de Beneficio). Only the entities recorded in such registry are allowed to prepare the Plan. Pursuant to Law No. 28507, the Regulations to Law No. 28090 will be issued in a sixty-day term as of May 8, 2005.

Law No. 28271, Law that Rules the Mining Liabilities of the Mining Activities (Ley que Regula los Pasivos Ambientales de la Actividad Minera), was published on July 6, 2004 to regulate the identification of liabilities in mining activity and financial responsibility for remediation, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. The technical office of the MEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a plan for the closing of the mine or the cancellation of its mining concession within one year from their identification and notification as holders of inactive mining concessions with environmental mining liabilities. In addition, holders will enter into environmental remediation agreements with the MEM, acting through the Environmental General Department, to perform any studies and work necessary to control and mitigate the risk and effects of any contamination, which will be financed by the Fondo Nacional del Ambiente - FONAM. A plan for the closing of a mine must be performed within three years of its approval by the Environmental General Department.

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

Mining Royalties

Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, establishes that private companies must pay compensation to the Peruvian government for the economic use of natural resources. Law No. 28258, published on June 24, 2004 and amended by Law No. 29323, created a mining royalty (regalia minera) that holders of mining concessions must pay on a monthly basis to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalty, which is the compensation referred to in Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, is not considered a tax. However, it will be included in the scope of the Mining Law Stabilization Agreements and mining companies that are taxpayers and are party to such Stabilization Agreements will not have to pay this compensation or royalty during the life of their Stabilization Agreements. Although the Company is not party to a Stabilization Agreement, Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Operating Results".

The royalty is calculated on revenue from sales of product (based on the international market price) less certain refining and transportation expenses. The mining royalty to be paid for ore concentrates with a value (i) up to US$60 million per year, is 1 percent of such value, (ii) between US$60 million and US$120 million per year, is 2 percent of such value and (ii) in excess of US$120 million per year, is 3 percent of such value. The MEM will publish the international market price of minerals and in the event that a mineral does not have an international market price, the mining royalty will be 1 percent of the mining component.

Organizational Structure

At May 26, 2005, the Company conducted its mining operations directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

Compañía de Minas Buenaventura S.A.A
Corporate Structure

						Cia de Minas Buenaventura SAA
						|
----------	-	--------------------	-	--------------------------	-	------------------------	-	-------------------	-	-	-----	|
|				|								|
100%				100%								|
Buenaventura Ingenieros				Cia. Minera Condesa	-	------------------------	-	-------------------	-	|		|	-	78.04%	Inminsur
|				|						|		|
99.99%				55.17%				43.65%		|		|
Contacto Corredores de seguros				Cedimin				Minera Yanacocha	-	|		|	-	9.17%	Cerro Verde
				|						|		|
		-----------	-	--------------------------	-	------------				|		|	-	44.83%	Cedimin
		|				|				|		|
		40%				40%		7.68%		|		|
		Minas Conga				Chaupiloma		Cia de Minas Buenaventura	-	|		|	-	45.90%	Coshuro
										|		|
								20%		|		|
								Minas Conga	-	|		|	-	59.90%	Colquijirca
										|		|			|
								0.01%		|		|			51.06%
								Conenhua	-	|		|	-	2.25%	Minera El Brocal
												|
												|	-	99.99%	Minera Colquirrumi
												|
												|	-	100%	Metalurgica Los Volcanes
												|
												|	-	99.99%	Conenhua
												|
												|	-	40.09%	Minera Coimolache
												|
												|	-	20%	Chaupiloma
												|
												|	-	10.00%	Ferrovias
												|
												|	-	53.06%	La Zanja
												|
												|	-	60%	Minasnioc
												|
												|		-----------	Santa Marina
														100%

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, wholly owned by the Company, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and Conenhua. See "-Business Overview-Exploration". As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine and through its investment in Cedimin receives return dividend revenues. See "-S.M.R.L. Chaupiloma Dos de Cajamarca" below. Condesa also holds a 7.68 percent interest in the Company.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.

Cedimin, wholly owned by the Company, is a mining and facilities holding company. At December 31, 2004, Cedimin held a 40 percent participation in Minas Conga, and a 40 percent interest in Chaupiloma. See "-The Company-History and Development" and "-S.M.R.L. Chaupiloma Dos de Cajamarca" below. See "-The Company-History and Development" for a description of the legal proceedings in the Peruvian courts concerning the ownership of certain shares of Cedimin originally held by BRGM. Through its direct ownership in Chaupiloma, Cedimin receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest.

As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin. Due to Buenaventura's and Condesa's, Cedimin's shareholders, interests in Minera Shila prior to the merger, their interests in Cedimin increased from 0.0009 percent and 99.9991 percent, respectively, to 44.83 percent and 55.17 percent, respectively, after the merger. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C. ("Mineras Aureas"), which had a 49 percent interest in Minera Paula 49 S.A.C. ("Minera Paula"). As a result of this acquisition, Minera Paula became wholly owned by the Company. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities.

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

Consorcio Energético Huancavelica S.A.

Conenhua is an electrical transmission company that provides a significant portion of the electrical needs of the Company through its transmission facilities. The Company owns 100 percent of Conenhua and manages its operations. Conenhua obtained the concession for power transmission in the Huancavelica area in 1983, enabling the Company to buy energy from Electro Perú and to transmit electric power to the Company's mining facilities through its own facilities. The provinces of Huancavelica, Angaraes, Acobamba and Castrovirreyna are now connected to the system. Conenhua also provides electric power to other mining companies in the area. In 2004, Conenhua sold 11.6 million kilowatt hours ("kWh") in Huancavelica. Revenues generated by Conenhua benefit the Company in the form of operational costs savings at the rate of US$0.11 per kWh regarding thermoelectric generation costs. Conenhua has become the operator of Paragsha II-Ucchuchacua, the power line which provides electricity to the Ucchuchacua mine and two other mines and, in 2004, Conenhua provided 104.4 million kWh to those mines. In 2003, Conhehua agreed to provide Inminsur with electricity, including electrical power service and maintenance and, in 2004, Conenhua provided 15.1 million kWh to Inminsur. In 2004, Conenhua provided 280.0 million kWh to Yanacocha. Conenhua's revenues in 2004 amounted to US$8.8 million.

Buenaventura Ingenieros S.A.

Buenaventura Ingenieros S.A. ("BISA"), a wholly owned subsidiary of the Company, has provided mining sector geological, engineering, design and construction consulting services for the last 23 years. During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions. In 1995, BISA created an environmental services group. BISA owns a 99.99 percent interest in Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to the Company and its affiliates. In 2002, 2003 and 2004, BISA participated in 117, 170 and 194 projects, respectively, for domestic and international mining industry customers in Latin America, including the preparation of Environmental Impact Studies and Environmental Adaptation Programs. In 2004, BISA's revenues amounted to US$8.1 million.

Sociedad Minera Coshuro S.A.

Coshuro, which began operations in December 1995, was created jointly by the Company and Newmont Peru to conduct gold mining exploration in the Yanacocha volcanic belt. Coshuro was 35 percent owned by the Company until December 20, 2000, on which date Newmont Peru transferred 10.9 percent of its interest in the Coshuro to the Company. On August 13, 2002, Sociedad Minera Coshuro S.A. authorized the separation and transfer to the Company of all of the mining concessions granted to Coshuro pursuant to the Separation Agreement dated September 25, 2000. The mining concessions were transferred to Minera La Zanja S.R.L. ("Minera La Zanja"), incorporated in July 2004, in which the Company held a 35 percent interest. After July 2004, Minera La Zanja conducted a capital increase whereby the Company's interest in Minera La Zanja increased to 53.06 percent. As a result, the Company currently holds a 45.9 percent interest in Coshuro.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

The Colquijirca mine is wholly owned by El Brocal. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. At December 31, 2002, the Company held a 59.02 percent interest in Inversions Colquijirca and a 32.83 percent interest in El Brocal's mining properties. Other unrelated mining investors hold the balance of the share capital of Inversiones Colquijirca. In January 2003, El Brocal conducted a US$1 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit's copper resources. The Company participated in this capital share increase by exercising its and TCL's interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. As a result, the Company's interest in Inversiones Colquijirca increased from 59.02 percent to 59.90 percent.

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

Sociedad Minera Cerro Verde S.A.A.

The Company holds a 9.17 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. The Peruvian government previously owned and operated the mine. In November 1993, the Cerro Verde operation was privatized. Cyprus Amax (now Phelps Dodge Corporation ("Phelps Dodge")) bought 91.7 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.3 percent of the shares of Cerro Verde. Cyprus Amax paid US$35.44 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the development of the facilities. In 2002, Cerro Verde obtained ISO 14001 certification. Phelps Dodge is currently the operator and senior partner (82.5 percent) of Cerro Verde. In 2004, the mine produced 88,502 metric tons of copper cathodes, compared to 87,336 metric tons produced in 2003. It is estimated that Cerro Verde contains over 7.1 million metric tons of recoverable copper and over 20,000 hectares of mining concessions in its mining district.

On March 16, 2005, the Company, Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Phelps Dodge, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Cerro Verde entered into an agreement whereby, subject to certain closing conditions, the Company agreed to increase its ownership interest in Cerro Verde up to 20.1 percent and Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation and Summit Global Management B.V. (the "Sumitomo Group") agreed to acquire an ownership interest in Cerro Verde of between 21.0 and 24.99 percent. Phelps Dodge will retain a majority interest in Cerro Verde. Cerro Verde intends effect an increase in the Company's and the Sumitomo Group's ownership interests pursuant to a capital increase. Actual ownership percentages are contingent upon the number of shareholders who own shares of Cerro Verde, which are traded on the Lima Stock Exchange.

The Company expects to invest, from internally generated funds, up to approximately US$175 million in Cerro Verde, which will partially finance a US$850 million expansion of the Cerro Verde operation to mine a primary sulfide ore body. Mining of the primary sulfide ore body is expected to begin in late 2006. Cerro Verde currently produces approximately 100,000 metric tons of copper per year, which is expected to increase to 300,000 metric tons per year following the expansion.

YANACOCHA

Overview

Founded in Peru in 1992, Yanacocha is the largest gold producer in Latin America. Yanacocha produced 3,017,302 ounces of gold in 2004, its eleventh full year of operations. Yanacocha's operations are located in the Andes mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and 45 kilometers north of the City of Cajamarca at an altitude of 4,000 meters above sea level. As of December 31, 2004, Yanacocha's proven and probable reserves (excluding Minas Conga's proven and probable reserves) were estimated to be 23.5 million ounces of gold representing a 25.8 percent decrease over Yanacocha's proven and probable reserves, which were estimated to be 31.7 million ounces of gold as of December 31, 2003. The decrease in reserves of gold was mainly due to the depletion of 3.9 million ounces of gold due to mining, the reclassification of 4.2 million ounces of gold reserves (3.9 million ounces from the Cerro Quilish deposit and 0.3 million ounces from the Cerro Negro deposit) to Mineralized Material not in Reserve ("NRM") and an increase of 1.6 million ounces of gold reserves, partially off-set by the depletion of 1.7 million ounces of gold reserves, due to an increases in the price of gold, increased costs, increased royalties for new pits and updated grade and recovery models. As of December 31, 2004, Minas Conga's proven and probable reserves were estimated to be 8.7 million ounces of gold and 2.2 billion pounds of copper. Minas Conga reported no proven and probable reserves as of December 31, 2003. The increase in reserves of gold and copper was due to the reclassification of gold to NRM. Therefore, as of December 31, 2004, Yanacocha's total proven and probable reserves (including Minas Conga) were estimated to be 32.3 million ounces of gold, representing a 1.7% percent increase over Yanacocha's total proven and probable reserves, which were estimated to be 31.7 million ounces of gold as of December 31, 2003. Yanacocha's total proven and probable reserves of copper were 2.2 billion pounds as of December 31, 2004.

The Commission terms a subset of global resources as NRM. During 2004, certain NRM material at Minas Conga was recategorized as reserve material. Proven and probable reserves are based on extensive drilling, sampling, mine modeling and metallurgical testing from which economic feasibility has been determined. Under the Management Contract (as defined below), Newmont Peru, in conjunction with Yanacocha, calculates Yanacocha's reserves by methods generally applied within the mining industry and in accordance with existing regulations. Reserves represent estimated quantities of proven and probable ore that, under present and anticipated conditions, may be economically mined and processed. As of December 31, 2004, Yanacocha's gold NRM was 5.9 million ounces, representing a 64 percent increase from Yanacocha's gold NRM of 3.6 million ounces as of December 31, 2003. Newmont Peru has not quoted silver reserves at Yanacocha for the last year due to recovery issues.

Yanacocha has the right to use mining rights with respect to 176,208 hectares of land. Chaupiloma holds certain of the mining rights with respect to these hectares and has assigned the mining rights related to 108,089 hectares to Yanacocha, covered by 183 mining concessions and five provisional permits. Although Chaupiloma has not assigned the mining rights to the remaining hectares to Yanacocha, Chaupiloma permits Yanacocha to explore these hectares. Of the 183 mining concessions assigned to Yanacocha, approximately 17 are currently used in mining operations and the remaining mining concessions are being explored by Yanacocha. See "-Mining and Processing Concessions". Yanacocha has acquired all surface rights with respect to 15,230 hectares of surface land covering its Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit. In addition, Yanacocha has acquired 4,522 hectares of surface rights with respect to the Minas Conga deposit.

In 1994, its first full year of production, Yanacocha produced 304,552 ounces of gold. In 2000, Yanacocha produced 1,795,398 ounces of gold, 1,902,489 ounces in 2001, 2,285,584 ounces in 2002, 2,851,143 ounces in 2003 and 3,017,303 ounces in 2004. Yanacocha expects production to decrease by 3 percent from the 2004 production level to 2,932,000 ounces in 2005. Yanacocha believes that it was one of the world's lowest cash cost gold producers in 2004, with a cash cost per ounce of gold sold of US$146. Yanacocha's cash cost per ounce of gold sold was US$129 in 2003, US$134 in 2002, US$123 in 2001 and US$96 in 2000.

Yanacocha expects production of silver to increase 2 percent from the 2004 production level to 3,563,254 million ounces in 2005. Yanacocha reduces the cash cost of gold with sales of silver, which is considered a by-product. Silver production was 24,467 ounces in 1993, Yanacocha's first full year of production, 1,536,587 ounces in 2000, 1,466,172 ounces in 2001, 1,921,670 ounces in 2002, 3,035,275 ounces in 2003 and 3,479,436 ounces in 2004.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by the Company through its 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru. See "-Management of Yanacocha-General Manager/Management Agreement". Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 1999. In 2000, Yanacocha paid an aggregate amount of US$60 million in dividends in respect of 2000 earnings and increased its property, plant and equipment reinvestment program by US$71 million. The reinvestment program totaled US$193 million at December 31, 2000, which amount was capitalized during 2001. In 2001, Yanacocha paid an aggregate amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregate amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits. In 2003, Yanacocha paid an aggregate amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits. See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-70 and "Item 5. Operating and Financial Review and Prospects-Yanacocha-Operating Results". In 2004, Yanacocha paid an aggregate amount of US$280 million in dividends in respect of 2003 earnings and completed all investments under its reinvestment program from 2000-2004. Undistributed earnings associated with the reinvestment program are presented as restricted earnings as of December 2002, 2003 and 2004.

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

Capital Expenditures

Yanacocha's capital expenditures from its formation in 1992 through 2004 have related principally to the development of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, and the expansion of the four leach pads for the Carachugo and Maqui Maqui mining operations and for the Cerro Yanacocha and La Quinua mining sites. Yanacocha's capital expenditures from its formation through December 31, 2004 totaled approximately US$1,640.1 million, including capital expenditures of US$145.8 million in 2002, US$194.2 million in 2003 and US$237.2 million in 2004. Capital expenditures in 2004 included an investment of US$93.5 million for mine and leach pad development, US$20.4 million for environmental site and regional water management projects, US$36.8 million for mining equipment and US$86.5 million for work related to other ongling expansions. Capital expenditures in 2003 included an investment of US$93.2 million for mine and leach pad development, US$24.4 million for environmental site and regional water management projects, US$30.3 million for mining equipment and US$46.3 million for work related to other ongoing expansions. Capital expenditures in 2002 included an investment of US$85.9 million for leach pad expansions, US$16.7 million for mining development, US$14.3 million for environmental projects and US$12.9 million for carbon column and refinery development and other replacement capital. See "-The Company-History and Development".

Yanacocha anticipates that its capital expenditures for 2005 will be approximately US$263.7 million (including the capitalized exploration costs referred to above), which Yanacocha plans to use primarily in the completion of the leach pad expansion at La Carachugo (Stage 10), the initiation of additional leach pad expansions at La Quinua (Stage 5) and Yanacocha (Stage 7), the continuation of the site wide management plan to control sediment and chemistry, the continuation of the implementation of membrane technology in excess water treatment plants, the commencement of the Yanacocha Mill Project and Minas Conga Project, the construction of the Laguna Compuertas dam and the La Quinua chemical and matellurgical laboratory, the acquisition of heavy mining equipment and miscellaneous mining equipment, and the construction of carbon column facilities at Carachugo as part of the inventory reduction plan. The Yanacocha Gold Mill facility ("YGM") will provide a process alternative to exploit high grade oxide ore and sulfide ores which are not amenable to heap leaching though a grinding circuit classification, followed by pre-leach thickening, a 24 hour leaching process, and counter current decantation. Since YGM will be located within the current Minera Yanacocha operating area, it will maximize utilization of existing infrastructure at La Quinua. Minas Conga currently consists of two gold-copper porphyry deposits located northeast of Minera Yanacocha's operating area in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated to reserves in 2004, added 8.7 million ounces of gold and 2.2 billion pounds of copper to reserves in 2004.

Yanacocha expects that it will meet its working capital, capital expenditure and exploration and development requirements for the next several years from internally-generated funds, cash on hand and financing from banks and financial institutions. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and development requirements, or that external funding will be available for such purposes on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Exploration and Development Costs; Capital Expenditures".

Description of Yanacocha's Operations

As of December 31, 2004, Yanacocha's business operations included five separate open-pit mines, Carachugo, Maqui Maqui, Cerro Yanacocha, San José and La Quinua, of which only two, Cerro Yanacocha and La Quinua, are currently in operation. Yanacocha's business operations also include a 410 million ton-capacity leach pad at the Carachugo mining site; a 60 million ton-capacity leach pad at the Maqui Maqui mining site; a 460 million ton-capacity leach pad at the Cerro Yanacocha mining site; a 400 million ton-capacity leach pad at the La Quinua mining site; two solution ponds and a storm water pond at the base of each leach pad. The Yanacocha site has two extra solution ponds attached to stage 6 plus a raw water pond to store excess solution during the wet season and La Quinua has an additional solution pond attached to stage 4 and processing plants at each of Pampa Larga, Yanacocha Norte and La Quinua. Primary smelting operations are now carried out at Yanacocha Norte, with the original smelter at Pampa Larga remaining on a stand-by basis. Six water treatment plants (one a reverse osmosis facility) for excess process solution, and three plants for treatment of mine de-watering and dump run-off are spread across these facilities. The Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining areas began operations in August 1993, October 1994, January 1996, the last quarter of 1997 and October 2001, respectively. The Carachugo and San José mining operations are located within two kilometers of each other and share the same leach pad and solution ponds. The same processing plant (including a Merrill Crowe and carbon processing facility) and water treatment plants are shared by the Carachugo and Maqui Maqui mining operations. The Maqui Maqui mining operation, which is five kilometers from the Carachugo mining area, has its own leach pad and solution ponds. The Cerro Yanacocha mining operation has its own leach pad, solution ponds and processing plant (including a Merrill Crowe and carbon processing facility), but shares the smelter with the Carachugo mining operation. The La Quinua mining operation (which includes Cerro Negro deposit production) has a leach pad, solution ponds and carbon processing facilities. Finally, La Quinua shares its Merrill Crowe processing facilities and smelter with Yanacocha Norte. The Maqui Maqui and San Jose open-pit mines temporarily ceased mining operations in 2000 and 2002, respectively. However, Maqui Maqui has reported new reserves and San Jose has increased reserves as a result of an increase in the base price for proven and probable reserve estimates, from US$325 in 2003 to US$350 in 2004.

At Carachugo and Cerro Yanacocha, ore is mined by a sequence of drilling, blasting, loading and hauling to the leach pads. The mined ore is not crushed or pre-treated because the ore is porous and readily percolates barren solution and is in an oxide rather than sulfide material. Therefore, ore is transported directly from the open-pit mines as run-of-mine ore to the Carachugo leach pad, in the case of the Carachugo and San José mining operations, and to the Cerro Yanacocha and Carachugo leach pads in the case of the Cerro Yanacocha mining operation. This allows for relatively rapid and inexpensive gold production because crushing or additional oxidation processing costs are not incurred. As of May 2004, the same mining process is conducted at La Quinua, except specific controls are placed on the percent of fine grained material that can be loaded onto each leach pad cell for permeability purposes. Prior to May 2004, the La Quinua mining process involved the addition of cement and a belt agglomeration process. At both of the current mining operations, waste is dumped in nearby specially conditioned areas. Ore is heap-leached and the resulting pregnant solution is collected in each leach pad's solution ponds. Pregnant solution is pumped to the corresponding processing plant located near the Carachugo or Yanacocha leach pad. In order to enhance processing capacity, carbon column plants have been constructed at Pampa Larga, La Quinua and Yanacocha. Pregnant solution is enriched at this stage and then pumped to the Yanacocha Norte or Pampa Larga Merrill Crowe processing plants. At the processing plant, the gold is extracted using the Merrill Crowe zinc precipitation process, and the resulting gold concentrate is then smelted, producing doré bars currently assaying approximately 52 percent gold and 45 percent silver. The doré bars are transported from the processing plant by an outside security firm and refined outside of Peru. See "-Transportation and Refining". Barren solution from the processing plants is pumped back to the Cerro Yanacocha, La Quinua, Maqui Maqui and Carachugo leach pads for use in further heap-leaching. The leaching process is generally a closed system; however, during periods of high rainfall, additional water enters the process. This water is treated at facilities located at Yanacocha Norte and Pampa Larga, which have been designed to discharge water meeting drinking water standards for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See "-Regulation, Permitting and Environmental Matters".

Electric power for Yanacocha's operations is currently provided by a local power company. Yanacocha can also rely on its own twenty diesel generators which have an aggregate power generation capacity of 16,000 kilowatts ("kw"). In addition, Yanacocha has been connected to the Peruvian national electricity grid since the end of 1997. Yanacocha currently receives its supply of electric power through a 220 kilovolt ("kV") power line originating in Trujillo, which is owned by Buenaventura and has the capacity to provide up to 150 megawatts ("MW") to Yanacocha (although current contracted demand is limited to 42MW). In addition, a 60 kV power line routed through Cajamarca permits Yanacocha to receive up to 15 MW. This power line is used only in emergencies. See "Item 5. Operating and Financial Review and Prospects".

Water for Yanacocha's operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes water treatment at the water treatment plant described above. Set forth below are certain unaudited operating data for the years shown for each of Yanacocha's mining operations that were then in operation:

	2000	2001	2002	2003	2004
Mining Operations:
Ore mined (dry short tons):
Cerro Yanacocha	27,395,912	53,831,585	97,660,028	78,201,929	73,551,712
Carachugo	34,912,518	23,321,305	5,301,915	101,150	-
Maqui Maqui	3,754,305	-	-	-	-
La Quinua	-	4,066,142	45,779,942	68,555,909	63,714,676
San José	16,961,576	3,519,248	114,089	-	-
Total ore mined (dry short tons)	83,024,311	84,738,280	148,855,974	146,858,989	137,266,389
Average gold grade of ore mined
(oz./dry short ton)
Cerro Yanacocha	0.032	0.029	0.021	0.024	0.022
Carachugo	0.032	0.033	0.019	0.014	-
Maqui Maqui	0.033	-	-	-	-
San José	0.030	0.037	0.024	-	-
La Quinua	-	0.018	0.028	0.031	0.029
Total average gold grade of ore Mined (oz./dry short ton)	0.031	0.030	0.023	0.027	0.025

Gold Production (oz.):
Cerro Yanacocha	610,183	954,406	903,581	813,132	740,087
Carachugo	788,111	904,192	585,249	826,920	701,491
Maqui Maqui	43,025	37,974	30,998	64,335	45,612
San José	354,079	-	-	-	-
La Quinua	-	5,917	765,756	1,146,756	1,530,112
Total gold (oz.)	1,795,398	1,902,489	2,285,584	2,851,143

Exploration

Yanacocha's exploration activities encompass 176,408 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 108,089 hectares to Yanacocha, covered by 183 mining concessions and four provisional permits. Although Chaupiloma has not assigned to Yanacocha the mining rights to the remaining hectares, Chaupiloma permits Yanacocha to explore these hectares. See "-Mining and Processing Concessions".

Exploration expenditures amounted to approximately US$11.1 million, US$12.8 million and US$35.2 million in 2002, 2003 and 2004, respectively. These expenditures have resulted in the identification of several deposits, which have been advanced to reserves and non-reserve mineralized material, including Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (which includes Cerro Negro), Cerro Quilish, Chaquicocha, El Tapado, Corimayo, Antonio and Quecher. Exploration and development continue at Corimayo and Antonio to define the limits of these oxide mineralization systems and to determine the extent of high-grade mineralization in these bodies. Oxide mineralization has also been identified on the surface and in drill holes at Antonio where development and exploration activities will advance this new discovery. Lastly, exploration funds have been used to identify deep sulfide mineralization beneath the oxide deposits at El Tapado, Corimayo, Antonio and Chaquicocha. In 2005, exploration efforts will focus on Chaquicocha to ensure that this sulfide deposit is characterized as NRM by the end of 2005.

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

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua and Chaquicocha gold deposit projects and the Minas Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings. For 2005, Yanacocha's estimated expenditures are US$24.8 million for exploration and development which will be expensed, and an additional US$3.4 million for development activities for ore bodies that are currently classified as reserves that will be capitalized. This budgeted amount will be expended mainly on the Corimayo, Cerro Yanacocha, La Quinua (which includes Cerro Negro), Antonio and Minas Conga deposits along with an extensive oxide exploration program in Yanacocha's properties.

In 2000, one drill hole at Corimayo was the most successful in Yanacocha's history, resulting in 1,400 feet of 0.1 ounce of gold per ton with one segment of 143 feet at 0.43 ounce per ton material. Significant sulfide materialization, both copper and gold, also was discovered at Cerro Yanacocha and Chaquicocha. Activities in 2001 and 2002 resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone. At the end of 2003, Corimayo contained 3.0 million ounces of reserve and 0.5 million ounces of non-reserve (oxide) material and Antonio and Quecher contained 0.11 and 0.04 million ounces, respectively, of reserve. In 2004, exploration efforts focused on the exploration and development of near-surface oxide deposits at Cerro Quilish, including Cerro Negro, and Chaquicocha, and the expansion of the Antonio deposit and the Guiliana prospect, located north of the Yanacocha Norte pit. Exploration and development of gold-dominant sulfide mineralization continues beneath known oxide deposits at Yanacocha Sur, Chaquicocha, Tapado, Corimayo, Antonio and Maqui Maqui. In 2004, development drilling at Minas Conga added 8.7 million ounces of gold and 2.23 billion pounds of copper from the Chailhuagon and Perol deposits. In 2005, Yanacocha will focus on converting high-value inferred mineralization to at the Chailhuagon and Perol deposits to reserves and converting the Amaro deposit to NRM.

Transportation and Refining

The doré bars produced at Yanacocha's operations in Peru are transported to refineries outside of Peru (currently, the United States). The refining and off-shore portion of the transportation is conducted via an arrangement with Bank of Nova Scotia. The off-shore transportation is subcontracted to an outside security firm, Securicor International Services USA Inc. ("Securicor"). Yanacocha has an arrangement with a local security firm, Hermes Transportes Blindados S.A. ("Hermes") for domestic transportation. Under the terms of this arrangement, the risk of loss with respect to the doré bars produced by Yanacocha transfers from Yanacocha to Hermes when the doors of the security transport vehicle at Yanacocha's mine site are closed and the doré bars have been signed for by a representative of Hermes' transporting company. Hermes is responsible for transporting, storing, guarding and delivering the doré bars from Yanacocha's mine site to and until the Lima airport loading of the doré bars onto an international carrier.

Securicor is responsible for transporting, storing, guarding and delivering the doré bars from loading of the doré bars at the Lima airport to a strong-room vault at the Johnson Matthey refinery in Salt Lake City, the United States. Liability for any damage to or loss of doré shipments while under Securicor's custody at the mine site or in transport to the delivery point is assumed by Securicor, up to a maximum of US$100 million per shipment. Accordingly, Yanacocha limits its shipments to US$100 million in value, with the average shipment being US$20 million in value.

Upon delivery by Securicor to the refiner, Johnson Matthey, the refiner assumes all risk of loss and damage to the doré bars. Prior to assaying, the doré bars are transported to the refinery where they are melted, weighed and sampled in the presence of a representative of Alfred Knight Ltd., a professional assayer retained by Yanacocha. Each of the refiner and Alfred Knight, on behalf of Yanacocha, takes samples from the melted doré to assay. Alfred Knight independently assays Yanacocha's sample at its laboratory. The refiner and Alfred Knight then exchange assay results and use the arithmetic mean of the results for a settlement assay. If the results of Alfred Knight's and the refiner's assays differ by more than a certain amount, then a mutually agreed upon third party assayer will determine the final result assay.

The output from refineries such as Johnson Matthey is London Good Delivery gold and silver. Yanacocha is charged a predetermined fee for the refinement. Yanacocha enters into two-year refining arrangements because management believes that in the current increasingly competitive marketplace, it will be able to negotiate better pricing in each future year. Further, if marketplace fundamentals shift, Yanacocha is confident that it can readily secure longer-term refining arrangements.

Sales of Gold

Yanacocha's gold sales are made through a monthly open-bidding process in which Yanacocha auctions its production corresponding to the next four to six weeks. This bidding process is set up by Yanacocha before each month with approximately 10 financial institutions and trading firms. Yanacocha collects bids and confirms sales. The gold is typically deemed sold the date of departure from Jorge Chavez Airport in Lima and revenue is recognized when the price is determinable, the product has been delivered and transfer of title to the customer and collection of the sales price is reasonably assured. If a portion of gold remains unsold, it is sold four or five days later. Silver is sold on the spot market approximately once a month to creditworthy traders. Cash from such sales is received into a collection account in London and, prior to July 2004, transferred to the Bank of New York against orders to the refiners for deliveries of the gold and silver to the purchasers in connection with a May 1997 US$100 million asset securitization financing transaction backed by Yanacocha's sales receivables (the "Yanacocha Receivables Securitization").

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

Employees

At December 31, 2004, Yanacocha had 2,313 employees. Compensation received by Yanacocha's employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive eight percent of the annual pre-tax profits of their employers (the "Employee Profit Sharing Amount"), four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by Yanacocha to the Fondo Nacional de Capacitación Laboral de Promoción del Empleo (FONDO EMPLEO), a public fund to be established to promote employment and employee training.

Under Peruvian law, Yanacocha may dismiss workers for cause by following certain formal procedures. Yanacocha may dismiss a worker without cause, provided that Yanacocha pays such worker a layoff indemnification in an amount equal to one and a half month's salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed, in the aggregate, 12 months' salary. Several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer's grounds, have limited Yanacocha's ability to dismiss a worker without cause. Although Yanacocha has informed that Company that it cannot determine how judicial interpretation will develop, Yanacocha is of the view that the Constitutional Proceedings Code, enacted May 31, 2004, may eliminate employee reinstatement. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to one month's salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws enacted in 1991, Yanacocha deposits funds for severance payments in a bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

Yanacocha's employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the system of the Oficina de Normalización Previsional (the Public Pension System, or "ONP") or in a privately-managed system of individual contribution pension funds ("AFPs"). Yanacocha is required to withhold 13 percent from the salary of each employee enrolled in the ONP system and pay such amount to the ONP system, and withhold between 11.5 percent and 12 percent from the salary of each employee enrolled in the AFP system and pay such amount to the respective AFP. Yanacocha has no liability for the performance of these pension plans.

In addition, Yanacocha pays to ES SALUD (the new social security agency) nine percent of its total payroll for general health services for all employees. Law No. 26790 also requires Yanacocha to provide private insurance representing an average payment equal to 1.55 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards. As of December 1, 2004, Yanacocha is no longer required to pay a total of 1.7 percent of its total payroll for the Extraordinary Solidarity Tax.

Yanacocha has entered into arrangements with independent contractors who are responsible for the security services and staffing for several operational and administrative areas. During 2004, independent contractors employed an average of 6,565 persons who worked at Yanacocha's operations. Yanacocha has experienced no strikes and in 2004 entered into its first collective bargaining agreement with Workers' Union of Minera Yanacocha SRL (the "Union"), which was created and registered before the Peruvian Labor Ministry on December 9, 2003. Because the Union had 578 members as of December 31, 2004, a minority of Yanacocha's employees, the collective bargaining agreement only applies to the Union's members.

Since commencement of operations, Yanacocha's rate of turnover has been less than ten percent per year. Yanacocha has informed the Company that it considers its relations with its employees to be good.

Social Development

Since its formation,Yanacocha has been attentive to its relationship with the community in the fields of social relations and development.

During 2004, the External Affairs Management, an internal department within Yanacocha, through its Community Relations and Rural Development Management Offices and its Community Development Management Office, established social development programs that address 74 rural communities and the city of Cajamarca. To implement these programs and their projects, Yanacocha developed active relationships with domestic and foreign institutions and organizations, including the Ministry of Health, Education and Agriculture, FONDO EMPLEO, Nestlé Perú, Antares, Adaminya, Asodel, Foncreagro, Cenfotur, Aprec, Asociación Yanacocha and Pronaturaleza, among others. In 2004, Yanacocha invested up to US$7.1 million in its social development programs.

In addition, in accordance with the agreements executed with municipality and regional government authorities in 2003, Yanacocha invested approximately US$2.6 million in 2004 for the construction of roads, the extension of a regional hospital, supporting projects for local assistance for municipality and regional government and enhancing educational infrastrucutre in Cajamarca. Moreover, in 2004 Yanacocha signed an agreement with municipality and regional government authorities to provide US$4.3 million for projects to be completed in 2005.

Since 1993, Yanacocha has invested nearly US$42 million (including the total investment made by Yanacocha in social development programs) in educational, health, social infrastructure (schools and medical posts) and productive infrastructure projects (rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs).

During 2004, Yanacocha allocated US$1.9 million to "Asociacion Los Andes de Cajamarca", previously called "Fondo Cajamarca Sostenible", a civil association, for responsible and sustainable development programs in 2004, focusing on livestock, tourism, handicrafts, agricultural business and construction.

Security

Yanacocha has 52 employees on its payroll and employs one expatriate and a security force of over 311 persons with respect to its mining operations, including 52 persons with respect to the processing plant, 12 persons with respect to its headquarters in Lima and 7 persons with respect to the road to the coast. No terrorist incidents have been recorded against Yanacocha's personnel or property at its mining operations or at its headquarters in Lima.

Mining and Processing Concessions

The majority of the mining concessions that have been assigned by Chaupiloma to Yanacocha were claimed prior to 1991. Chaupiloma is owned 40 percent by Newmont Peru and 60 percent by the Company directly and through its affiliate Cedimin.

Yanacocha's exploration activities encompass 176,408 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 108,089 hectares to Yanacocha, which are covered by 183 mining concessions and provisional permits. Although Chaupiloma has not assigned the mining rights to the remaining hectares to Yanacocha, Chaupiloma permits Yanacocha to explore these hectares. Currently, 17 of the mining concessions assigned to Yanacocha are being utilized for mining operations. They are Chaupiloma Uno, Chaupiloma Dos, Chaupiloma Tres, Chaupiloma Cuatro, Chaupiloma Cinco, Chaupiloma Seis, Chaupiloma Once, Chaupiloma Doce, Chaupiloma Trece, Chaupiloma Catorce, Chaupiloma Veintiuno, Chaupiloma Veintiuno A2, Chaupiloma Cuarentaidos, Chaupiloma Cincuentaicuatro, El Sol No. 4, La Providencia and Mirtha III. The Carachugo and the San José mining operations are located on the mining concessions of Chaupiloma Tres, Chaupiloma Cuatro and Chaupiloma Cinco; the Maqui Maqui mining operation is located on the mining concessions of Chaupiloma Seis and Chaupiloma Doce; the Cerro Yanacocha minig operation is located on the Chaupiloma Uno, Chaupiloma Dos and Chaupiloma Tres mining concessions and the La Quinua mining operation is located on the Chaupiloma Dos, Chaupiloma Once, Chaupiloma Catorce, Chaupiloma Veintiuno, Chaupiloma Cuarentidos, Chaupiloma Cincuenticuatro, Mirtha III, La Providencia, Chaupiloma Trece, Chaupiloma Veintiuno A2 and El Sol No. 4 mining concessions. Chaupiloma has assigned 183 mining concessions to Yanacocha pursuant to several assignments of mining rights, both with an initial term of 20 years expiring in 2012, 2021 and 2023, renewable upon Yanacocha's request for an additional 20-year term. Yanacocha pays a royalty to Chaupiloma for the right to mine five of the mining concessions of 3 percent of the net sale value of all ore extracted from these mining concessions after deducting refinery and transport costs. For 2004, Yanacocha paid royalties of US$37.9 million to Chaupiloma. The other mining concessions and provisional permits have been assigned to Yanacocha by Chaupiloma on comparable terms.

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

Yanacocha has been actively pursuing the acquisition of the land surface or obtaining easements relating to land positions containing prospective geological exploration targets, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to 13,400 hectares of the surface land covering its Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit. In addition, Yanacocha has acquired 4,283 hectares of surface rights with respect to the Minas Conga. See "-The Company-History and Development".

In addition, Yanacocha is subject to the Urban Mining Concessions Law which was released on
December 19, 1998. See "-The Company-Regulatory Framework-Mining and Processing Concessions".

Yanacocha has two processing concessions from MEM for its processing plant. The processing concession has an indefinite term, subject to the payment of a fee based on nominal capacity for the processing plant. Yanacocha paid approximately US$0.13 million in fees for the two processing concessions for the year ended December 31, 2004 and is current in the payment of all amounts due in respect of its two processing concessions.

Although payment of a royalty is required by the Peruvian government, Yanacocha is currently exempt from such requirement due to stability contracts entered into to maintain in full force and effect its rights to the properties it is mining or exploring.

Regulation, Permit and Environmental Matters

Yanacocha is subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru, including mining laws, labor laws, social security laws, public health, consumer protection laws, environmental laws, securities laws and antitrust laws. See "-The Company-Regulatory Framework-Mining and Processing Concessions" and "-The Company-Regulatory Framework-Environmental Matters" for a general description of Peruvian regulations of mining companies and environmental obligations. See "-Mining and Processing Concessions" above for a discussion of Peruvian regulations relating to the mining and processing concessions utilized by Yanacocha in its mining operations.

Yanacocha is required to submit certain documentation with respect to Yanacocha's plans and operations for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture and the Ministry of Health. Yanacocha is required to file and obtain approval of an EIS for each of its mining operations before being authorized to operate such mine. EISs for the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua (including Cerro Negro) mining operations have been approved. Pursuant to current Peruvian regulations, Yanacocha also submits supplemental EISs each time a project's production rate is expanded by more than 50 percent. In 2004, Yanacocha filed an EIS to expand its operations at Carachugo. After an EIS is approved and the mine is placed in operation, a governmental-accredited environmental auditing firm is required to audit the operation two times per year. Each of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua (including Cerro Negro) mining operations has been and continues to be audited as required and no material pollution problems have been identified.

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

Yanacocha has informed the Company that Yanacocha's management believes that its operations are conducted in accordance with all material applicable laws and regulations. All future exploration and development projects require or will require a variety of permits. Although procedures for permit applications and approvals are customarily faster in Peru than in the United States, permitting procedures are still complex, time-consuming and subject to potential regulatory delay.

Yanacocha has informed the Company that Yanacocha's management does not believe that existing permitting requirements or other environmental protection laws and regulations applicable to Yanacocha will have a material adverse effect on its business, financial condition or results of operations. However, Yanacocha's management recognizes the possibility that additional, more stringent environmental laws and regulations may be enacted in Peru, which could result in significant additional expense, capital expenditures, restrictions or delays associated with the development and operation of Yanacocha's properties. Neither the Company nor Yanacocha can predict whether Yanacocha will be able to renew its existing permits or whether material changes in existing permit conditions will be imposed. Non-renewal of existing permits or the imposition of additional conditions with respect to Yanacocha could have a material adverse effect on Yanacocha's financial condition or results of operations.

Yanacocha has informed the Company that Yanacocha's management believes that it is in compliance with all material regulations and international standards concerning safety.

Insurance

Yanacocha maintains a comprehensive insurance program designed to address the specific risks associated with its operations, in addition to covering the normal insured risks encountered by major mining companies.

Yanacocha's insurance program consists of a "Primary Program" and an "Umbrella/Excess Program". Coverage under the Primary Program is provided through the local Peruvian insurance market and includes employers' liability, comprehensive third party general liability, comprehensive automobile liability, all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment. Coverage under the Umbrella/Excess Program is provided through Newmont Mining's master worldwide insurance program and addresses claims that the Primary Program cannot, or will not, cover. During 2004 and 2003, Yanacocha received US$1.0 million and US$1.3 million, respectively, from its insurance program in connection with the mercury spill and expects to receive further insurance payments to cover most of the remediation expenses Yanacocha incurred as a result of the accident.

Trust Certificates and IFC Loan Documents

In 1997, Yanacocha issued debt through the sale of US$100 million Series A Trust Certificates to various institutional investors. The proceeds from the Yanacocha Receivables Securitization were primarily used to finance the Cerro Yanacocha project. In June 2004, the Trust Certificates were paid in full.

In order to finance the La Quinua project, Yanacocha obtained a credit facility from IFC. Pursuant to an agreement dated December 22, 1999, IFC agreed to extend to Yanacocha a loan in the amount of up to US$20 million (Tranche A) to be repaid no later than December 15, 2009, and a second loan in the amount of up to US$80 million (Tranche B) to be repaid no later than December 15, 2006. As of December 31, 2004, 2003 and 2002, US$30 million, US$40 million and US$50 million, respectively, was outstanding under this credit facility. This credit facility is available on a revolving basis and contains financial covenants similar to the previous IFC loans. These covenants consist of affirmative and negative covenants, including, but not limited to the restriction on paying dividends if after giving effect to such payment (a) the current liquidity ratio is less than 1.2:1, (b) the debt to equity ratio is no greater than 70:30, (c) the trailing four quarters debt service coverage ratio is less than 1.3:1, or (d) the reserve coverage ratio is less than 2.0:1. During the revolving period, an interest rate of LIBOR plus 2.375 percent for Tranche A and LIBOR plus 2.5 percent for Tranche B, will be paid quarterly.

In June 2004, Yanacocha amended its US$40 million line of credit with Banco de Crédito del Perú to extend the term of the credit facility to June 2007, reduce the applicable interest rate and increase the facility to US$50 million. The amended credit facility has an interest rate of LIBOR plus 0.65 percent through June 2005 and LIBOR plus 2 percent thereafter. The interest rate under the previous agreement was LIBOR plus 0.75 percent through June 2004. During 2004, Yanacocha borrowed and repaid US$65.5 million in the aggregate. There was no amount outstanding under this line of credit at December 31, 2004.

In June 2004, Yanacocha entered into a US$20 million credit facility with BBV Banco Continental, which expires in June 2005. The credit facility has an interest rate of LIBOR plus 0.7 percent. There was no amount outstanding as of December 31, 2004.

All Yanacocha debt is secured by substantially all of Yanacocha's property, plant and equipment. Yanacocha's financing agreements contain certain covenants that limit indebtedness and distribution of earnings. In addition, Yanacocha must maintain certain financial ratios as provided in the financing agreements. At December 31, 2004, 2003 and 2002, Yanacocha was in compliance with these covenants.

By-Laws of Yanacocha

Yanacocha is governed by the Peruvian Companies Law and the estatutos (the combined articles of incorporation and by-laws) of Yanacocha (the "Yanacocha By-Laws").

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

On September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in the Denver District Court for the State of Colorado in connection with the elemental mercury spill. This action seeks compensatory and punitive damages based on claims associated with the elemental mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the Court on July 30, 2002. Plaintiffs' attorneys appealed this dismissal and in November 2003, the Colorado Court of Appeals remanded the matter for further review to the Denver District Court. In January 2004, Newmont and the other defendants filed a writ of Cetiorari requesting the Colorado Supreme Court to review the matter. In February 2005, Yanacocha filed an answer in the Denver District Court for the State of Colorado.

In July 2002, other lawsuits were instituted against Yanacocha and various other defendants in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident. These lawsuits remain stayed pending further judicial action. In February 2005, Yanacocha filed a response to the complaint.

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

As of December 31, 2004, Yanacocha has expensed approximately US$7.0 million for public works, remediation efforts, personal and community compensation and the fine, net of insurance refunds. Yanacocha cannot predict the likelihood of any additional expenditure related to this matter.

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

On July 16, 2004, Yanacocha obtained the approval of its EA by the MEM, and was granted an exploration permit for Cerro Quilish. Although exploration activities began July 29, 2004, exploration activities were suspended on September 2, 2004 due to public opposition, which included a sustained blockade of the road between the City of Cajamarca and the mine site, to the exploration activities. During September 2004, individuals from the Cajamarca region conducted a sustained blockade of the road between the City of Cajamarca and the mine site, in protest of these exploration activities. Yanacocha suspended all drilling activities at Cerro Quilish and the blockade was resolved. At the request of Yanacocha, the Cerro Quilish drilling permit was revoked in November 2004. Yanacocha has reassessed the challenges involved in obtaining required permits for Cerro Quilish primarily related to increased community concerns. Based upon this reassessment, Yanacocha has reclassified 3.9 million ounces (1.98 million equity ounces) of gold from proven and probable reserves to mineralized material not in reserves as of December 31, 2004.

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

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partner's Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and revoke other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha's Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru's duties as Manager are defined in the Management Contract (the "Management Contract"), dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha's Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months' prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2004, Yanacocha accrued fees of US$6.1 million owed to Newmont Peru and its affiliates under the Management Contract.

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

Property, Plants and Equipment

The Company's Property

Introduction

The Company operates three mines (Julcani, Uchucchacua and Orcopampa) and has controlling interests in three mining companies which have controlling interests in the Ishihuinca, Antapite, Shila, Paula and Colquijirca mines. The Company also owns an electric power transmission company, an engineering services consulting company and has minority interests in several other mining companies including a significant ownership interest in Yanacocha. See "-The Company-Organizational Structure" and "-Intermediate Holding Companies, Subsidiaries and Equity Participations".

Effective March 2001, the Company temporarily suspended operations and decided to discontinue exploration efforts at the Recuperada mine and, as a result, all activity at the mine was temporarily suspended. In April 2004, the Company elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in the price of metals. Until March 30, 2002, the Company held, indirectly through Condesa and Cedimin, a 100 percent interest in Minera Huallanca. On such date, the Company transferred this interest to BHL-Perú S.A.C. through the sale of all of its shares in Minera Huallanca for US$2 million. See "Item 5. Operating and Financial Review and Prospects-Critical Accounting Estimates". As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin, increasing Buenaventura's and Condesa's, Cedimin's shareholders, their interests in Cedimin increased from 0.0009 percent and 99.9991 percent, respectively, to 44.83 percent and 55.17 percent, respectively, after the merger. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Mineras Aureas, which had a 49 percent interest in Minera Paula. As a result of this acquisition, Minera Paula became wholly owned by the Company. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities.

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

Operating Properties

Orcopampa

The Orcopampa mine is wholly owned and operated by the Company. The Company leases the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which was renewed in September 2003 and expires in 2043, stipulates a payment from the Company equal to 10 percent of its net sales revenues. Operations started in the Orcopampa mine in 1965. In 2004, the Company made lease payments of US$6.6 million. The Company operated Orcopampa as a silver mine until the late 1980s, when the Company also began to mine gold-bearing veins. In December 1996, Orcopampa S.A., then owner and operator of the Orcopampa mine, merged into the Company. As a result of the merger, Orcopampa S.A. assigned, and the Company assumed, the right to the mining concessions of Orcopampa. At December 31, 2004, the net total fixed assets of Orcopampa were approximately S/.120.5 million (US$36.7 million).

The Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima at an altitude of between 3,800 and 4,500 meters above sea level. Access is by a 192-kilometer unpaved public road, which connects to the Pan American highway, and by airstrip.

Mining at Orcopampa is conducted underground using mechanized cut-and-fill. Ore is processed at a mill located at Orcopampa. Until February 2004, the mill had a rated capacity of 1,200 dry short tons ("DST") per day and utilized both bulk flotation and gravity concentration processes.

Until February 2004, flotation concentrates were exported to different smelters around the world, while gravity concentrates were and are treated at Los Volcanes, a small cyanidation plant located next to the Orcopampa mill which has been in operation since 1989. Until the end of 2001, Los Volcanes produced gold/silver electrolytic precipitates which were smelted and refined in Lima and then sold to Johnson Matthey. During the second half of 2001, the Company installed a Merrill-Crowe circuit and a smelter which began operations in December of that year, allowing the Company to produce doré bars from the gold and silver precipitate produced in the cyanidation plant of Los Volcanes during 2002.

Positive results of exploration conducted in the Nazareno and Prometida veins, changes in the characteristics of the ore and results from metallurgical tests performed in 2002 have suggested the replacement of the flotation process with direct cyanidation of the ore. In January 2003, the Company initiated construction of a cyanidation circuit which commenced operations on a continuous basis in March 2004 and therefore eliminated the production of flotation concentrates. The cyanidation circuit includes a 70 foot thickener, six agitator tanks to which cyanide and activated carbon are added (Carbon in Leach process), and a carbon desorption circuit which includes an electrolytic cell for the recovery of gold and silver as precipitate. The Electrolytic and Merrill Crowe precipitates are smelted into doré bars prior to shipment.

Electric power is generated and supplied by a 3,900 kw hydroelectric plant and power line, connected to the Peruvian national electricity grid on September 12, 2002, owned by the Company and, when water is scarce, by a 3,976 kw diesel generator. Water for operations at Orcopampa is obtained from a lake and three rivers.

In 2001, 2002, 2003 and 2004, the Company continued exploration activities in the Nazareno vein, and 21 drill holes explored in the western and eastern section of the vein confirm that economically viable mineralization extends over that area. Another 7 drill holes explored in the eastern part of the Prometida vein indicate good ore shoots in both the Prometida and Nazareno veins. In addition, the development of the Prometida and Nazareno veins has led to the discovery of new mineral reserves and, in 2004, mineral reserves increased 23 percent in gold content reaching 1,080,890 DST of mineral with a minimum grade of 0.614 ounces of gold per short ton and 0.2 percent ounces of silver per short ton with a metallic content of 663,666 ounces of gold. To facilitate ventilation and access to the eastern region of Prometida, where ongoing reserve measurement and estimation efforts are being carried out, the Company finished construction of the "Mario" ramp. In addition, the Company has commenced construction on two additional ramps to facilitate access to ore reserves and resources at lower levels.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	2000	2001	2002	2003	2004
Mining Operations:
Ore mined (ST)	255,350	349,350	350,951	393,210	431,241
Average gold grade (oz./t)	0.405	0.451	0.527	0.504	0.518
Average silver grade (oz./t)	1.50	0.63	0.13	0.20	0.34
Average copper grade	0.03%	0.013%	-	-	-
Production:
Gold (oz.)	96,843	145,910	160,017	180,725	211,388
Silver (oz.)	292,986	156,600	28,378	63,135	97,359
Copper (ST)	59	40	-	-	-
Recovery rate (gold) (%)	90.4	92.6	86.5	86.5	93.7
Recovery rate (silver) (%)	75.9	70.9	62.2	77.3	64.9

The increase in 2000, 2001, 2002 and 2003 gold production was mainly due to the Company's exploration activities in the Nazareno vein and the development of the Prometida, Prosperidad and Lucy Piso veins. In 2004, the increase in gold production is primarily due to a considerable increase in the recovery of gold.

Uchucchacua

The Uchucchacua mine is wholly owned and operated by the Company. Operations started in 1975, and Uchucchacua is currently the Company's largest producer of silver. At December 31, 2004, the net total fixed assets of Uchucchacua were approximately S/.74.5 million (US$22.7 million).

Uchucchacua is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. Access is by an unpaved road, 145 kilometers in length, which connects to the Pan American highway.

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill, which has a rated capacity of 2,250 DST per day and which had a 97.7 percent utilization rate in 2004, utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate.

Electric power is generated by a Company-owned 3,400 kw hydroelectric plant and a 3,025 kw diesel generator. The Company utilizes a power line connecting Uchucchacua to the Peruvian national electricity grid and has electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes.

In 2001, the Company started construction to deepen the Luz shaft for the purpose of improving the extraction and transportation infrastructure of the mine. Construction continued in 2002 and the Company commenced operation of the Luz shaft in July 2003. During 2003, the Company completed the construction of a new 1.7 kilometers drainage tunnel, the Patón tunnel, which measures 4.5 kilometers from a point close to Lake Patón up to the main shaft and serves to explore the veins of the Plomopampa and Casualidad zones. On December 6, 2003, the Patón tunnel was connected to the Carmen mine. In addition to facilitating drainage, the Patón tunnel also improves ventilation and the output of hydroelectric power, reducing electric energy purchased from the national grid for pumping and ventilation by 7.2 MWH, electric energy generation by 1.6 MWH and decreasing the use of fuel-driven generator sets at peak hours. The implementation of the tunnel results in an annual savings of US$1 million.

At the end of 2003, the Company commenced evaluating the possibility of recovering the silver value still contained in the final tails produced in the concentrator plants. Metallurgical investigations indicated that an additional five to eight percent of the silver value could be recovered by a cyanide leach of the silver bearing pyrite concentrate previously obtained by flotation of the final tails. Further metallurgical evaluations performed during 2004 indicated that cyanide leaching is very effective when applied to a bulk zinc-silver concentrate obtained by flotation of the lead-silver final tails flotation circuit. After cyanidation, a zinc concentrate may still be produced from the cyanidation residue. Due to encouraging results in the last quarter of 2004, the Company commenced engineering studies and the construction of a 300 metric tons per day cyandiation circuit, which is expected to commence operations by January 2006.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	2000	2001	2002	2003	2004
Mining Operations:
Ore mined (ST)	725,775	743,290	744,690	747,190	795,036
Average silver grade (oz./t)	16.0	17.47	16.94	17.20	16.79
Average zinc grade (%)	1.54	1.61	1.53	1.40	1.48
Average lead grade (%)	1.06	1.20	1.19	1.09	1.13
Production:
Silver (oz.)	8,710,424	9,780,260	9,387,091	9,575,605	9,832,393
Zinc (ST)	7,344	7,789	7,759	6,216	7,477
Lead (ST)	6,845	8,010	7,718	7,218	8,042
Recovery rate (silver) (%)	74.8	75.3	74.4	74.4	73.67

The increase in silver production in 2004 was a consequence of the further development and exploitation of the Rosario ore body at the Carmen Mine and the Magaly and Rossana ore bodies at the Socorro mine.

Julcani

The Julcani mine is wholly owned and operated by the Company. The Company acquired Julcani in 1953 as its first operating mine. In November 1999, due to the depletion of gold and silver reserves, the Company was forced to suspend production in Julcani and carry out exploration activities only. In 2000, the Company started to carry out the actions required by the Environmental Shutdown Plan, or Plan de Cierre Ambiental, and undertook only limited exploration and minimal development efforts primarily in the Herminia zone in 2001. As a result, ore mined in the Herminia zone was primarily milled to produce copper and lead concentrates until 2003. In 2003, the Company initiated an exploration program in the Acchilla area. In 2004, the Company continued the exploration and initiated exploitation of ore with positive results. At December 31, 2004, total estimated ore reserves were 102,626 DST with 22.42 ounces of silver and 1.7 percent of lead per short ton. At December 31, 2004, the net total fixed assets of Julcani were approximately S/.0.6 million (US$0.2 million).

Julcani is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level. Access is by a 195 kilometer unpaved public road, which connects to a paved public road, and by airstrip.

Run of mine ore is processed in a concentrator plant located 50 meters from the mine entrance. The ore is crushed and ground, and bulk flotation is used thereafter to obtain a silver-gold-lead concentrate. The plant has a rated capacity of 300 DST per day and had a 61.8 percent utilization rate in 2004.

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

	Year Ending December 31,
	2000	2001	2002	2003	2004
Mining Operations:
Ore mined (ST)	5,300	38,500	61,500	37,650	58,900
Average gold grade (oz./t)	0.010	0.019	0.021	0.016	0.002
Average silver grade (oz./t)	19.2	20.2	15.28	15.33	18.50
Average lead grade	0.60	0.44	0.49	0.83	1.68
Average copper grade (%)	0.37	0.60	0.51	0.40	0.17
Production:
Gold (oz.)	30	452	820	415	59
Silver (oz.)	95,077	715,216	833,481	526,516	1,019,743
Lead (ST)	28	132	77	225	854
Copper (ST)	17	191	271	104	83
Recovery rate (gold) (%)	56.8	61.8	63.5	68.9	50.7
Recovery rate (silver) (%)	92.9	92.0	88.7	91.2	93.7

The significant increase in silver production in 2004 reflected the increase in ore mined at Julcani as a result of new exploration of the Acchilla area.

Colquijirca

The Colquijirca mine is wholly owned by El Brocal. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. At of December 31, 2002, the Company held a 59.02 percent interest in Inversiones Colquijirca and a 32.83 percent interest in El Brocal's mining properties. Other unrelated mining investors hold the balance of the share capital of Inversiones Colquijirca. In January 2003, El Brocal conducted a US$1 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit's copper resources. The Company participated in this capital share increase by exercising its and TCL's interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. As a result, the Company's interest in Inversiones Colquijirca increased from 59.02 percent to 59.90 percent.

In addition, as a result of the stock dividends, which in the aggregate were equivalent to S/.2.9 million, distributed by the Company in November 2002 in the form of El Brocal shares, Sociedad Minera El Brocal S.A.A. became a sociedad anónima abierta (open stock company) in 2003. At December 31, 2004, the net total fixed assets of El Brocal were approximately S/.55.7 million (US$17.0 million).

The Colquijirca mine is located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. El Brocal produces zinc and lead/silver concentrates. The Colquijirca mine consists of three important polymetallic deposits: the Tajo Norte deposit, which contains zinc, silver and lead ore; the Marcapunta deposit, which contains an auriferous mineralization in breccia oxides, a non-arsenic copper chalcosite mineralization, and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta Norte; and the San Gregorio deposit, which contains zinc.

Mining is conducted through the open-pit method. El Brocal's zinc concentrate typically contains 50 percent zinc, while its lead concentrate typically contains 60 percent lead. The concentrates are sold locally and also exported to Europe and Asia (primarily Korea and China) for refining. El Brocal is currently completing necessary permitting requirements to expand the mill located at Colquijirca to increase treatment capacity to 4,000 DST per day and such increase is estimated to be fully commissioned by the third quarter of 2005. The mill had a 100 percent utilization rate in 2004.

The Colquijirca mine primarily relies on a power line, connected to the Peruvian national electricity grid in November 2002, for its electrical power.

El Brocal is continuing with its waste removal campaign at the Tajo Norte deposit to increase the extraction of ore and to permit the eventual joining of the Principal and Mercedes Norte open pit mines. In 2001, El Brocal initiated an intensive exploration program, financed by a capital increase in 2002 at the Marcapunta deposit, to confirm mineral resources and find possible extensions. In 2002, exploration revealed gold-bearing arsenic copper resources in the Marcapunta deposit. El Brocal's production greatly increased in 2003 to 1,409,104 short tons of ore, a growth of 6.5 percent from 2002. In 2004, El Brocal achieved a record ore throughput of 1,492,554 DST, representing a 5.9% increase from 2003.

Set forth below are certain unaudited operating data for the Colquijirca mine calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	2000	2001	2002	2003	2004
Mining Operations:
Ore mined (ST)	1,059,067	1,218,742	1,322,942	1,409,104	1,492,569
Average silver grade (oz./t)	3.4	4.2	2.59	2.93	3.23
Average zinc grade (%)	5.50	5.50	5.94	5.55	5.82
Average lead grade (%)	2.30	2.20	2.24	2.32	2.89
Production:
Silver (oz.)	1,833,432	3,453,796	2,420,034	2,895,735	3,399,130
Zinc (ST)	46,546	50,034	60,968	61,733	63,448
Lead (ST)	17,143	16,918	19,484	21,766	27,069
Recovery rate (silver) in zinc (%)	29.55	26.29	28.07	26.67	26.07
Recovery rate (zinc) (%)	79.30	74.61	77.63	78.89	73.0
Recovery rate (silver) in lead (%)	51.02	44.88	42.71	43.49	44.46
Recovery rate (lead) (%)	70.67	64.06	65.85	66.50	62.82

The increase in silver production in 2004 was mainly due to the higher head grades in ore reserves and increased ore production in 2004.

Ishihuinca

In 1985, the Company purchased 51.0 percent of Inminsur, the owner and operator of the Ishihuinca mine. As a result of subsequent purchases of shares of Inminsur, the Company currently owns 78.04 percent of Inminsur. Inminsur has leased the rights to the mining concessions of Ishihuinca from a third party. The lease agreement, which expires in 2015, stipulates payment by Inminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold. In 2004, Ishihuinca paid US$650,000 in royalties. At December 31, 2004, the net total fixed assets of Ishihuinca were approximately S/.6.5 million (US$1.9 million).

The Ishihuinca mine is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level. Access is by the Pan American highway.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at Ishihuinca. The mill, which has a rated capacity of 200 DST per day and which had a 75 percent utilization rate in 2004, utilizes bulk flotation and gravity concentration processes. The bulk flotation process produces a copper/gold concentrate, which is exported to a smelter, and a gold bearing pyrite concentrate. The gravity concentrates, from the gravity concentration processes, are treated by cyanidation and vat leaching. The dissolved gold obtained from the cyanidation of the gold bearing pyrite concentrate and gravity concentrate is precipitates on zinc dust (Merrill-Crowe process) and the resulting cyanidation electrolytic precipitates are refined in Lima and then sold to Johnson Matthey. The mill at the Ishihuinca mine was last modernized and expanded to operate at its current capacity in 1993.

Electric power is generated by three electric generators, with a capacity of 709 kw, 804 kw and 800 kw, respectively. Water for operations at Ishihuinca is obtained from nearby wells.

Exploration conducted in 2002 and 2003 indicated economically viable mineralization at Ishihuinca, suggesting that, although ore deposits at the mine seemed depleted, it may still contain reserves that warrant aggressive exploration. In 2003, the Company initiated an exploration program in the Córdova area, located 2 kilometers north of the Company's Ishihuinca operations with positive results. In 2004, the Company identified the Prolongación Córdova vein in the Cordova area with with underground workings of 2,110 meters and an estimated 5,765 metric tons at 14.56 grams per ton of gold with an average thickness of 0.85 meters. In 2005, the Company plans to conduct additional underground workings.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	2000	2001	2002	2003	2004
Mining Operations:
Ore mined (ST)	42,418	20,337	38,416	57,463	60,213
Average gold grade (oz./t)	0.282	0.560	0.480	0.508	0.474
Average copper grade (%)	0.34	0.28	0.31	0.41	0.345
Production:
Gold (oz.)	9,895	9,770	15,694	25,287	24,505
Copper (ST)	128	46	89	194	169
Zinc (ST)	46,546	-	-	-	-
Lead (ST)	17,143	-	-	-	-
Recovery rate (gold) (%)	82.86	85.70	85.11	86.62	85.80

The increase in the production of gold in 2002 was mainly due to the increase in the grade of gold produced since 2001. The increase in production in 2003 was mainly due to higher levels of tonnage placed in leach pads and the higher level of head grade of ore placed. In 2004, despite increased levels of tonnage placed in leach pads, the quantity of gold recovered decreased due to a reduction in the grade of ore placed.

Antapite

The Antapite mine is wholly owned by the Company. However, the Company has leased the mine until July 2015 to Inminsur, which is 78.04 percent owned by the Company and 21.96 percent owned by Brandon Properties Inc., a Panamanian corporation. Brandon Properties Inc. acquired 280,824 shares and 335,754 shares, collectively representing 21.96 percent, of Inminsur from Bernando Alvarez Calderon and Boris de la Piedra, respectively on December 26, 2003. At December 31, 2004, the net total fixed assets of Antapite were approximately S/.68.3 million (US$20.8 million).

Antapite is located in the province of Huaytará, in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level. The mine is accessed primarily by the Panamerican Highway and local roads. The Antapite mine consists of 20,800 hectares and Inminsur has identified epithermal vein gold deposits containing an estimated 400,000 tons of gold ore, with average grades of 0.5 ounces per ton. The Zorro Rojo and Reyna veins are the main source of ore reserves and development efforts are focused on these veins. Inminsur has initiated exploration of the Pampeñita and Antapite veins, which run parallel and close to the Zorro Rojo vein, and is also conducting exploration to confirm the presence of important drill intersections in the Reyna vein located two kilometers from the Zorro Rojo vein.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a cyanidation plant located at Antapite. The plant, which was completed in June 2001 with capacity for 300 DST per day, has had capacity of 450 DST per day since May 2003. The plant had a 100 percent utilization rate in 2004.

The Antapite mine obtains approximately 98.5 percent of its electric power through the Peruvian national electricity grid and the remaining power through Electrical Supplier Machine Sultzer. Water for operations at Antapite is obtained from an underground drainage system.

Set forth below are certain unaudited operating data for the periods shown for Antapite, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	2001(1)	2002	2003	2004
Mining Operations:
Ore mined (ST)	60.178	121,161	155,494	179,785
Average gold grade (oz./t)	0.64	0.60	0.59	0.57
Average silver grade (oz./t)	1.60	1.33	0.94	0.74
Production:
Gold (oz.)	34,607	72,380	84,361	97,137
Silver (oz.)	55,304	98,121	91,492	86,162
Recovery rate (gold) (%)	89.4	92.90	91.80	94.40
Recovery rate (silver) (%)	57.5	60.00	62.50	64.50

_______________

(1) Mining operations started in July 2001.

The increase in 2004 in gold production was mainly due to higher levels of tonnage placed in leach pads.

Shila

Minera Shila S.A.C. ("Minera Shila") owned 100 percent of the Shila mining operation and held, directly and indirectly, through Condesa, a 100 percent equity interest in Minera Shila. As of January 2, 2003, Minera Shila merged with and into Cedimin and is no longer a separate legal entity. Cedimin operates the Shila mine, which began production in 1989. At December 31, 2004, the net total fixed assets of the Shila mining operation were approximately S/.10.4 million (US$3.2 million).

In December 2000, Ampato was integrated into Minera Shila and is no longer a separate legal entity. As a result, Cedimin now holds the properties formerly held by Ampato, including 936.3 hectares of mining rights in the Arhuiera community (Orcopampa district). The Shila mine will continue to explore gold and silver veins in this mining area.

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

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at the Shila mine with a rated capacity of 250 DST per day. The mill had a 45.72 percent utilization rate in 2004. The mill utilizes bulk flotation and gravity concentration processes. Flotation concentrates are exported to smelters. Gravity concentrates are treated by cyanidation and vat leaching at the Shila mine, and the resulting cyanidation electrolytic precipitates are refined in Lima and then sold to Buenaventura and BHL. The mill at the Shila mine was last modernized and expanded to operate at its current capacity in 2000.

Electric power for Shila is provided by four diesel generators, two with a capacity of 650 kw, one with a capacity of 1,135 kw and one with a capacity of 1,600 kw, and power line, connected to the Peruvian national electricity grid on April 9, 2003. Water for operations at Shila is obtained from runoff from a snow peak.

Set forth below are certain unaudited operating data for the periods shown for Shila, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
	2000	2001	2002	2003	2004
Mining Operations:
Ore mined (ST)	51,670	52,633	52,015	50,085	41,151
Average gold grade (oz./t)	0.47	0.47	0.45	0.38	0.38
Average silver grade (oz./t)	7.4	7.9	11.7	13.80	17.50
Production:
Gold (oz.)	23,510	23,618	21,947	17,772	14,086
Silver (oz.)	346,469	350,969	479,415	592,261	587,181
Recovery rate (gold) (%)	97.30	96.10	93.35	94.10	90.0
Recovery rate (silver) (%)	90.20	86.60	78.78	85.70	81.3

The decrease in 2004 in gold production was mainly due to a reduction in the quantity of ore milled.

Paula

Minera Paula owned 100 percent of the Paula mining operation. Prior to October 22, 2004, Minera Aureas S.A. held a 49 percent interest in Minera Paula and the Company held the remaining 51 percent interest through Cedimin. On October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C. ("Mineras Aureas") and Minera Paula became wholly owned by the Company. As of December 31, 2004, Mineras Aureas S.A.C. and Minera Paula merged with and into Cedimin and are no longer separate legal entities. As of January 1, 2005, Paula's operating data will be consolidated with Shila's operating data. As of December 31, 2004, the net total fixed assets of Minera Paula were approximately S/.3.0 million (US$0.9 million).

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

Set forth below are certain unaudited operating data for Paula, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,
Mining Operations:	2000	2001	2002	2003	2004
Ore mined (ST)	8,006	9,689	9,512	14,880	16,831
Average gold grade (oz./t)	0.79	0.88	0.62	0.73	0.645
Average silver grade (oz./t)	6.90	6.91	5.33	4.83	4.83
Production:
Gold (oz.)	6,057	8,175	6,632	10.867	10,387
Silver (oz.)	48,255	59,309	54,658	68,914	73,594
Recovery rate (gold) (%)	92.80	95.30	93.40	95.80	94.80
Recovery rate (silver) (%)	84.10	88.60	86.90	91.40	89.00

____________

The increase in silver production in 2004 was mainly due to higher levels of tonnage placed in leach pads and the higher level of head grade of ore placed.

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

Mining is conducted underground by the mechanical dynamic reduction method. The minerals are processed in a concentration mill located 8 kilometers from the mine. The mill, which has a treatment capacity of 500 DST per day, produces lead, silver and zinc concentrates that are exported to smelters overseas. The mill had a 82.8 percent utilization rate until March 2002.

Electric power is generated by a diesel power generator with a 650 kw capacity and water for the operations is obtained from small lakes in the area.

Set forth below are certain unaudited operating data for Minera Huallanca, calculated on the basis of 100 percent of the mine's production.

Year Ending December 31,
	2000	2001	2002(1)

Mining Operations:
Ore mined (ST)	95,660	146,079	41,080
Average silver grade (oz./t)	4.33	2.54	2.57
Average zinc grade	8.95%	8.60%	8.95%
Average lead grade	2.03%	0.94%	0.52%
Production:
Silver (oz.)	312,262	215,498	45,196
Zinc (ST)	7,027	11,590	3,420
Lead (ST)	1,536	1,083	154
Recovery rate (silver) (%)	67.58	58.10	42.81
Recovery rate (zinc) (%)	90.44	92.25	93.02
Recovery rate (lead) (%)	87.11	78.87	72.09

____________

(1) Data until March 31, 2002, when the Company sold its interest in Huallanca.

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

The following table lists the proven and probable ore reserves at December 31, 2004 for each mining operation in which the Company has at least a 50 percent interest as well as the average grade of such ore, calculated on the basis of 100 percent of each mine's reserves and US$350 per ounce of gold and US$5.25 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2004(1)

	Julcani	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila	Paula	Total/Average
Ore Reserves (ST)	102,625	3,961,710	1,080,890	9,730,660	65,863	478,437	13,712	73,986	15,507,883
Grade:
Gold (oz./t)	-	-	0.614	-	0.439	0.412	0.344	0.507	0.060
Silver (oz./t)	22.42	17.02	0.25	2.60	-	-	15.10	3.50	6.18
Copper (%)	0.17	-	-	0.07	-	-	-	-	0.045
Zinc (%)	-	1.99	-	6.02	-	-	-	-	4.29
Lead (%)	1.17	1.51	-	2.28	-	-	-	-	1.82

Gold (oz.)	-	-	663,666	-	28,914	197,116	4,717	37,511	931,924
Silver (oz.)	2,300,853	67,428,304	270,223	25,397,023	-	-	207,051	258,951	95,862,405
Copper (ST)	174	-	-	6,811	-	-	-	-	6,985
Zinc (ST)	-	78,838	-	585,786	-	-	-	-	664,624
Lead (ST)	1,201	59,822	-	221,859	-	-	-	-	282,882

______________
  Reserves as stated are diluted and mineable.

Seven underground mines and one open pit mine, Colquijirca, comprise the Company's mining operations. Since establishing significant amount of reserves in underground mines requires costly and extensive exploration programs, the Company, in order to control costs, has traditionally pursued an exploration and development program in its mines designed to establish an amount of reserves sufficient to permit the steady production of minerals over an extended period of time. The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of the Company's eight mines for the ten-year period ended December 31, 2004, calculated in each case on the basis of 100 percent of the relevant mine's production.

	Julcani	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila	Paula	Total
Ore mined (ST)	58,900	795,036	431,242	1,492,569	60,213	179,785	41,151	16,831	3,075,727
Gold produced (oz.)	59	-	211,388	-	24,505	97,137	14,086	10,387	357,562
Average Gold Grade (oz./ST)	0.002	-	0.513	-	0.474	0.570	0.380	0.645	0.123
Silver produced (oz.)	1,019,743	9,832,393	97,359	3,399,130	-	86,162	587,181	73,594	15,095,562
Average silver Grade (oz./ST)	18.50	16.79	0.34	3.23	-	0.74	17.5	4.83	6.61

Yanacocha's Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha's operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha's operating properties, see "-Yanacocha-Overview" and "-Description of Yanacocha's Operations".

Carachugo

Carachugo is a 90-hectare gold deposit with a leach pad that covers approximately 332 hectares. Carachugo, Yanacocha's first mine, commenced operations in August 1993. Mining is conducted by the open-pit method. Carachugo has one ore processing facility.

Maqui Maqui

Maqui Maqui is a 75-hectare gold deposit with a leach pad covering 67 hectares, located five kilometers northeast of the Carachugo pit. Mining operations at Maqui Maqui began in October 1994 and used the open-pit mining method. Although mining operations at Maqui Maqui ceased in September 2000, gold recovery from the leach pad continues.

San José

San José is a 100-hectare gold deposit, located one a half kilometers southwest of the Carachugo pit, that shares the leach pad located at Carachugo. Mining operations at San José began in January 1996 and used the open-pit mining method. Mining operations at San José temporarily ceased in the last quarter of 2002.

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 315 hectares. The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit. Operations began in the fourth quarter of 1997 using the open-pit mining method and include a Merrill Crowe-type processing facility.

La Quinua

La Quinua is a 376-hectare gold deposit (ultimate pit) with a leach pad covering 336 hectares. The La Quinua pit is located three kilometers southwest of the Yanacocha pit. Operations began in the fourth quarter of 2001 using the open-pit mining method and all ore processing occurs at the Yanacocha plant following treatment at the La Quinua carbon column facility.

The La Quinua mining operation includes Cerro Negro, a 15 hectare gold deposit (ultimate pit) which is located six kilometers southwest of the La Quinua pit. Cerro Negro utilizes the La Quinua leach pad. Operations began in the second quarter of 2004 using the open-pit mining method and all ore processing occurs at the Yanacocha plant following treatment at the La Quinua carbon column facility.

China Linda

In October 1999, the Company commenced lime production at the China Linda plant, which is located 12 kilometers to the northeast of the Yanacocha installations, in Cajamarca. Access to the plant from Yanacocha is by a ten kilometer private, unpaved road. The Company had 100 percent ownership of China Linda until December 19, 2000, at which date the plant became Yanacocha's property pursuant to the unitization of the Company's and Newmont Mining's properties in Northern Peru. In January 2002, Yanacocha took over the operation of the China Linda plant. See "Item 4. Information on the Company-The Company-History and Development". Lime is used in the gold and silver mining process to regulate the alkalinity of the cyanide solutions in the leaching process and for pH control in water treatment applications. Currently, the plant has a production capacity of 66,000 tons of lime per year. Additionally, construction gravel is obtained as a sub-product.

Reserves

Proven and probable reserves are based on extensive drilling, sampling, mine modeling and metallurgical testing from which economic feasibility is determined. Under the Management Contract, Newmont Mining, in conjunction with Yanacocha, calculates Yanacocha reserves by methods generally applied within the mining industry and in accordance with the regulations of the Commission. Reserves represent estimated quantities of proven and probable ore that under present and anticipated conditions may be economically mined and processed.

The following table lists Yanacocha's proven and probable reserves and the average grade of ore as of December 31 for 2000 through 2004. The table also includes proven and probable reserves for the district of Yanacocha and Minas Congas, along with average grade of ore. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$350 per ounce as of December 31, 2004, US$325 per ounce as of December 31, 2003, 2002 and 2001 and US$300 per ounce as of December 31, 2000. Minas Conga's copper reserves for 2004 were calculated at a price of $0.90 per pound as of December 31, 2004. The district of Yanacocha's and Minas Conga's proven and probable reserves represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the district of Yanacocha's and Minas Conga's proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2004			Proven and Probable Reserves at December 31, 2003			Proven and Probable Reserves at December 31, 2002
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Maqui Maqui----..	5,694	0.025	141
Quecher	-	-	-	1,128	0.037	43	-	-	-
Antonio	-	-	-	2,186	0.050	109	-	-	-
Cerro Quilish	-	-	-	143,431	0.027	3,855	135,481	0.027	3,690
Cerro Negro	253	0.031	8	20,329	0.032	643	19,034	0.033	626
Carachugo	66,405	0.042	2,777	63,976	0.043	2,762	71,795	0.040	2,898
San José	10,818	0.020	213	9,475	0.021	198	6,054	0.022	131
Cerro Yanacocha	257,363	0.032	8,328	311,979	0.031	9,783	366,868	0.029	10,807
La Quinua	275,157	0.027	7,388	372,739	0.025	9,395	419,597	0.027	11,491
Corimayo	58,425	0.051	3,006	54,442	0.054	2,955	21,661	0.056	1,220
In process	60,860	0.028	1,685	67,363	0.029	1,966	58,682	0.030	1,742
Subtotal Yanacocha/avg	734,974	0.032	23,547	1,047,049	0.030	31,710	1,099,172	0.030	32,605
Subtotal Minas Conga/avg.	371,110	0.023	8,711	-	-	-	-	-	-
Total/average	1,106,084	0.029	32,257	1,047,049	0.030	31,710	1,099,172	0.030	32,605

	Proven and Probable Reserves at December 31, 2001			Proven and Probable Reserves at December 31, 2000
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Cerro Quilish	-	-	-	-	-	-
Cerro Negro	137,736	0.027	3,700	118,888	0.027	3,251
Carachugo	19,494	0.032	631	23,976	0.028	682
Maqui Maqui	76,986	0.039	2,993	141,460	0.033	4,732
San José	6,484	0.021	139	7,589	0.025	192
Cerro Yanacocha	486,001	0.027	13,045	23,388	0.019	453
La Quinua	456,766	0.027	12,533	534,946	0.026	14,058
In process	-	-	-	455,522	0.026	12,039
Subtotal Yanacocha/avg	1,183,467	0.028	33,041	1,305,769	0.027	35,407
Subtotal Minas Conga /avg	-	-	-	-	-	-
Total/avg	1,183,467	0.028	33,041	1,305,769	0.027	35,407

_____________________

  Calculated using a cut-off grade of not less than 0.010 ounce per dry short ton. Leach recoveries are estimated to be 60% to 83%, depending on each deposit's metallurgical properties.
  Minas Conga's proven and probably reserves for 2004 include 2,226 million pounds of 0.30 percent grade copper.

As of December 31, 2004, Yanacocha's proven and probable reserves (excluding Minas Conga's proven and probable reserves) were estimated to be 23.5 million ounces of gold, a 25.8 percent decrease from Yanacocha's proven and probable reserves at December 31, 2003, which were estimated to be 31.7 million ounces of gold. The decrease in reserves of gold was mainly due to the depletion of 3.9 million ounces of gold due to mining, the reclassification of 4.2 million ounces of gold reserves (3.9 million ounces from the Cerro Quilish deposit and 0.3 million ounces from the Cerro Negro deposit) as Mineralized Material not in Reserve ("NRM") and an increase of 1.6 million ounces of gold reserves, partially off-set by the depletion of 1.7 million ounces of gold reserves, due to an increases in the price of gold, increased costs, increased royalties for new pits and updated grade and recovery models. As of December 31, 2004, Minas Conga's proven and probable reserves were estimated to be 8.7 million ounces of gold and 2.2 billion pounds of copper. Minas Conga reported no proven and probable reserves as of December 31, 2003. The increase in reserves of gold and copper was due to the reclassification of gold to NRM. Therefore, as of December 31, 2004, the district of Yanacocha's total proven and probable reserves (including Minas Conga) were estimated to be 32.3 million ounces of gold, representing a 1.7% percent increase over the district of Yanacocha's total proven and probable reserves, which were estimated to be 31.7 million ounces of gold as of December 31, 2003. The Yanacocha District's total proven and probable reserves of copper were 2.2 billion pounds as of December 31, 2004.

As of December 31, 2004, Yanacocha's gold NRM was 5.9 million ounces, representing a 64 percent increase from Yanacocha's gold NRM of 3.6 million ounces as of December 31, 2003. Newmont Mining has not quoted silver reserves at Yanacocha for the last year due to recovery issues.

Based on the current recovery rate and estimated production levels in 2005, Yanacocha's proven and probable reserves as of December 31, 2004 will be depleted by 2016 unless Yanacocha continues to add to its reserves. Yanacocha expects to add to its reserves by further exploration and development of its non-reserve mineralized material. Yanacocha's management believes that its prospective land positions and mining concessions provide it with potential for future exploration and growth in its non-reserve mineralized material and reserves. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Exploration and Development Costs; Capital Expenditures".

ITEM 5. Operating and Financial Review and Prospects

THE COMPANY

Introduction

The following discussion should be read in conjunction with the Company Financial Statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 and the related notes thereto included elsewhere in this Annual Report. The Company Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 39 to the Company Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP, as such differences relate to the Company, and Note 40 to the Company Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income for the years ended December 31, 2002, 2003 and 2004 and shareholders' equity as of December 31, 2003 and 2004. The Company presents its financial statements in constant Nuevos Soles.

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

Yanacocha. A substantial part of the Company's net income before income tax was derived from its equity interest in Yanacocha. The Company has a 43.65 percent equity participation in Yanacocha through Condesa. The Company's interest in Yanacocha's partnership's equity is accounted for under the equity method and is included under the caption "Investments" on the Company's consolidated balance sheets. According to International Accounting Standard 27, the Company makes the appropriate adjustments to the Yanacocha Financial Statements prepared under Peruvian GAAP for like transactions and events in order to determine its equity share in Yanacocha.

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

The Company regularly examines its strategy with regard to hedging. The Chief Executive Officer, the Chief Financial Officer and the Commercial Deputy Manager of the Company coordinate the Company's day-to-day hedging activities according to a policy established with the Board of Directors. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk", "Item 3. Key Information-Risk Factors-Factors Relating to the Company-Hedging" and Note 35 to the Company Financial Statements.

Operating costs and expenses. Operating costs and expenses consist of (i) operating costs, which are direct production costs, the major component of operating expenses; (ii) exploration and development costs in operational mining sites; (iii) depreciation and amortization expenses; (iv) exploration costs in non-operational mining areas; (v) general and administrative expenses, which principally consist of personnel expenses; (vi) royalties, which consist of payments to third parties and the Peruvian government to operate leased mining rights; (vii) selling expenses, which principally consist of freight expenses; and (viii) assets impairment loss and write-off.

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

Until December 31, 2004, Peruvian GAAP required the restatement of assets and liabilities into constant Nuevos Soles as of the date of the latest consolidated balance sheet. Thus, holding of net monetary assets would result in a loss from exposure to inflation due to the decreased purchasing power of monetary assets in an inflationary environment (a gain in a deflationary environment). Conversely, a net monetary liability position would result in a gain from exposure to inflation (a loss in a deflationary environment). From 2000 to 2004, the Company held a net monetary liability position. In 2004, the Peruvian Accounting Standards Board adopted Resolution No. 031-2004-EF/93.01, suspending the restatement of the financial statements to recognize the effect of inflation effective January 1, 2005. The Company's restated balances as of December 31, 2004 will be considered the initial balances as of January 1, 2005.

Although Peru's currency has remained stable against the U.S. Dollar since 2000, devaluation has occurred in the past. In periods of devaluation, holding a net monetary asset position in a foreign currency would result in an exchange gain (exchange loss in periods of revaluation), while holding a net monetary liability position in a foreign currency would result in an exchange loss (exchange gains in periods of revaluation). From 2000 to 2004, the Company held a net monetary liability position.

The effect of inflation on the consolidated statements of income incorporates both (i) the loss or gain from exposure to inflation of the Company's net monetary position and (ii) the exchange gain or loss resulting from holding a net position in U.S. Dollars. In each of the years ended December 31, 2002, 2003 and 2004, the effects from exposure to inflation of the Company's net monetary position were partially off-set by the exchange losses or gains resulting from translating the net U.S. Dollar liability or asset position into Nuevos Soles.

Effective January 1, 2005, the Company will have gains or losses depending on devaluation or revaluation of the Nuevo Sol versus the U.S. Dollar, and the Company's net monetary position in U.S. Dollars. See Notes 2(p) and 5 to the Company Financial Statements.

Until December 31, 2004, Peruvian GAAP required that financial statements be restated to reflect the effects of inflation or deflation. Consequently, financial data for all periods in the Company Financial Statements and throughout this document, except as otherwise noted, have been restated in constant Nuevos Soles as of December 31, 2004 to reflect changes in the IPM as published by INEI. See Note 2(a) to the Company Financial Statements. The following table shows the main indicators of inflation and devaluation in Peru for the last five years:

	2000	2001	2002	2003	2004
Inflation (%)
Consumer Price Index(1)	3.7	(0.1)	1.5	2.5	3.5
Wholesale Price Index(2)	3.8	(2.2)	1.7	2.0	4.9
Devaluation (%)(3)
Nuevo Sol vs. US$	0.5	(2.3)	2.0	(1.5)	(5.2)

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

Royalties. Royalty expenses consist mainly of payments made by the Company and Inminsur pursuant to leasing agreements relating to mining rights for the Orcopampa and Ishihuinca mines, respectively. Specifically, the Company pays to the lessor a royalty of 10 percent of the value of the concentrates produced, and Inminsur pays a royalty of 7 percent of the price of the concentrates sold.

In addition, on June 24, 2004, the Peruvian Congress approved Law 28258 - Mining Royalties Law. This law established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from 1 percent to 3 percent over the value of mineral concentrates based on international market prices. See "Item 4. Information on the Company-The Company-Regulatory Framework-Mining Royalties". The Company made its first payment of the mining royalty pursuant to Law 28258 in 2004.

Environmental protection laws and related regulations. The Company's business is subject to Peruvian laws and regulations relating to the exploration and mining of mineral properties, as well as the possible effects of such activities upon the environment. The Company conducts its operations substantially in accordance with such laws and regulations.

According to environmental regulations set forth by the MEM, the Company submitted EVAPs for its operating mines in 1995. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters". Based on the results of the EVAPs, Environmental Adaptation and Management Schedules ("PAMAs") were prepared and submitted to the MEM in 1996 and approved by the MEM in 1997.

Pursuant to the environmental regulations, mines were given a five or ten-year period to comply with the agreements reflected in each PAMA. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters". Upon completion of the project and agreement with regard to the financial investment, a final report of execution is submitted to the MEM and the MEM designates a group of independent companies, registered with MEM, to conduct an audit of each PAMA. Thereafter, the MEM issues a resolution recognizing compliance with the relevant mine's PAMA and completion of the adjustment process. Resolutions for each of the Company's mines were issued between November 2002 and April 2003 and have thereafter been inspection audits each semester.

Throughout this process, the Company has been in substantial compliance with applicable maximum emission levels and other legal requirements. In addition, Law No. 28090 providing for the closing of mines was published on October 14, 2003. Pursuant to Law No. 28507, the Regulations to Law No. 28090 will be issued in a sixty-day term as of May 8, 2005. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters".

In 2002, 2003 and 2004, the Company spent approximately US$1.0, US$1.2 and US$1.4 million, respectively, in connection with environmental protection measures. The Company estimates that capital expenditures needed to comply with environmental regulations will be approximately US$1.3 million in each of 2005 and 2006. This amount will be used on items such as new equipment and the construction of new processing plants and leaching fields, as well as the implementation of a program to minimize the environmental impact and improve the quality of mining residues. There are currently no legal or administrative proceedings against the Company for violation of environmental protection laws or other environmental regulations in Peru that could have a material adverse effect on the Company's financial position or results of operations.

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

  Fair value of derivative instruments; and

  Contingencies.

The Company also has certain accounting policies that it considers to be important, such as its policies for investments carried at fair value, recording stock appreciation rights, revenue recognition and exploration costs, that do not meet the definition of critical accounting estimates as they do not require Management to make estimates or judgments that are subjective or highly uncertain.

Management has discussed the development and selection of the Company's critical accounting estimates with the Audit Committee of the Board of Directors.

Impairment of long-lived assets

The Company reviews and evaluates the impairment of its long-lived assets if an event occurs that indicates that the book value of such assets may not be recoverable. An impairment loss represents the amount by which the book value of an asset exceeds the higher of its net selling price or use value. The value-in-use of an asset is generally calculated as the present value of estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year may be adjusted if there is any indication that the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. Future cash flow assumptions include, but are not limited to, estimates of recoverable ounces and tons of ore and metal, prices (which include current and historical prices, price trends and related factors), production levels and capital costs, all based on mine plans. Such future cash flow assumptions are valid when estimated but may change significantly when new information becomes available. Any difference between assumptions and actual market conditions could have an important effect on the Company's financial condition and results of the operations.

In 2004, Management evaluated the impairment of the long-lived assets of the Ishihuinca and Shila gold mining units due to higher production costs and the depletion of their reserves. As a result of this evaluation, no impairment loss resulted. Management used future cash flow estimates to evaluate the impairment of long-lived assets for this year. These estimates incorporate the Company's own assumptions about the use of the assets, prices and exclude interest charges and income tax. Management believes such assumptions are reasonable in relation to the assumptions used by the Company in developing other information.

Management has conducted a sensibility test based on a one percent reduction of future cash flow estimates. Pursuant to this analysis, an impairment loss of approximately S/.0.5 million would result.

Useful life of property, plant and equipment

Depreciation is calculated under the straight-line method of accounting. The table set forth below reflects the estimated years of useful life for property, plant and equipment and mining units:

Property, Plant and Equipment	Estimated Years of Useful Life

Buildings, constructions and other	10 to 20
Machinery and equipment	10

The Company's estimated years of useful life for its mining units, assuming current production levels and market prices, are as follows:

Mining units	Estimated Years of Useful Life

Uchucchacua	8
Orcopampa	6
Colquijirca	7
Antapite	10
Ishihuinca	4
Shila	4
Paula	4

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

The Company is depreciating all the Colquijirca mining operation's assets (S/.55.7 million) for a period not exceeding the life of the mine, which is eight years. Management believes that all reserves will be fully depleted by 2010.

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

The Company estimates reserves assuming a US$350 per ounce gold price, a US$5.25 per ounce silver price, a US$1,050 per metric ton zinc price and a US$550 per metric ton lead price.

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

Deferred stripping costs

The Company has deferred certain mining costs incurred in the expansion of the Tajo Norte area, which has an estimated life of eight years, to reasonably match revenues and production costs. These mining costs, commonly referred to as "deferred stripping" costs, are incurred in mining activities associated with the removal of waste rock. The deferred accounting stripping method is generally accepted in the mining industry when mining operations have diverse grades and waste-to-ore ratios; however, some mining companies expense waste removal costs as incurred. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company's period-to-period results of operations. In order to calculate the amount of deferred stripping cost to record as normal period expense, the Company's management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. The estimated coefficient is significantly affected by changes in geological assumptions. The actual coefficient was 8.94/1 in 2004 and 11.13/1 in 2003. Costs related to additional quantities of waste that must be moved to obtain 1 metric ton of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate. The amortization of the deferred stripping costs will be reflected in the consolidated statement of income over the life of the Tajo Norte area, based on proven and probable reserves, so that no unamortized balance remains when the mine is closed. Management expects to begin the amortization of the deferred stripping costs in 2006.

FASB unanimously ratified, at its meeting on March 30, 2005, the consensus reached at the March 17, 2003 Emerging Issues Task Force ("EITF") meeting that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus, which is mandatory pursuant to U.S. GAAP, is effective January 1, 2006, with early adoption permitted. The effect of initially applying this consensus should be accounted for in a manner similar to a cumulative-effect adjustment. See "Item 5. Operating and Financial Review and Prospects-The Company-Liquidity and Capital Resources-Recent Accounting Pronouncements". The Company is evaluating the impact of this standard on the Company's financial position or results from operations.

Deferred income tax asset

Effective Income Tax Rate - 2004

The Company's income tax expense of S/.102.0 million in 2004 differed from the Company's income tax benefit of S/.198.3 million in 2003 mainly as a result of the following:

(a) Non-taxable income. According to current tax regulations, equity participation in affiliates, including the receipt of dividends, are not taxable (permanent item). In 2004, the Company reduced its income tax expense by S/.158.9 million compared to a S/.138.5 million reduction in 2003 due to its equity participation.

(b) Non-deductible expenses. Pursuant to current tax regulations, the loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad (permanent item). In 2004, the Company increased its income tax basis by S/.16.2 million compared to an increase of S/.55.3 million in 2003, due to the non-deductible expense originated by the Company's derivative contracts.

(c) Valuation Allowance. For each deferred tax asset, Management evaluates the likelihood that all or a portion of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income. If, based on the weight of available evidence, the Company determines that it is more likely than not that all or some portion of a deferred tax asset will not be realized, the Company records a valuation allowance against it. In 2004, the Company reversed a valuation allowance of S/.4.6 million. In 2003, the Company recorded a valuation allowance of S/.2.6 million and reversed a valuation allowance of S/.43.5 million.

Effective Income Tax Rate - 2003

The Company's income tax benefit of S/.198.3 million in 2003 differed from the Company's income tax expense of S/.116.7 million in 2002 mainly as a result of the following:

(a) Non taxable income. In 2003, the Company reduced its income tax expense by S/.138.5 million compared to a S/.87.9 million reduction in 2002 due to its equity participation.

(b) Non-deductible expenses. In 2003, the Company increased its income tax basis by S/.55.3 million due to the non-deductible expense originated by the Company's derivative contracts. In 2002, there was no tax effect because, according to Peruvian GAAP at December 31, 2002, the Company did not account for the negative fair value of derivate instruments outstanding. Effective January 1, 2003, the Company adopted IAS 39 Recognition and Measurement, which requires the recognition of the fair value of the derivative instruments in the financial statements.

(c) Change of tax status of derivative contracts. As indicated above, the loss on derivative contracts are permanent items for income tax purposes.

Effective January 1, 2003, the Company adopted IAS 39, recording the initial effect of the fair value of all derivative contracts in retained earnings (loss). In December 2003, the Company revised the terms of approximately two thirds of its derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. The income tax effect on the loss recorded in retained earnings has been recorded as a S/.77.9 million benefit for the year because the change of status of a permanent to a temporary item occurred in December 2003.

(d) Change in income tax rate. Effective January 1, 2004, the current income tax rate is 30 percent. Prior to December 31, 2003, such rate was 27 percent. In 2003, the Company recognized an income tax benefit of S/.16.6 million due to this modification. There was no effect in 2002.

(e) Valuation Allowance. For each deferred tax asset, Management evaluates the likelihood that all or a portion of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income. If, based on the weight of available evidence, the Company determines that it is more likely than not that all or some portion of a deferred tax asset will not be realized, the Company records a valuation allowance against it. In 2003, the Company recorded a valuation allowance of S/.2.6 million for deferred tax assets. In addition, the Company reversed a valuation allowance of S/.43.5 million in 2003.

The need to record valuation allowances related to the Company's deferred tax assets depends on the following factors: the Company's (i) long-term estimate of future average realized metal prices, (ii) levels of production, (iii) proven and probable reserves, and (iv) the extent to which tax credits can yield a tax benefit in the future. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

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

Upon recognition of a liability, recorded at fair value, related asset retirement costs should be capitalized and allocated to expense over the useful life of the asset. This accounting treatment resulted in an increase of S/.3.5 million and of S/.5.1 million for net property, plant and equipment and development costs, respectively, recognition of an accrual for mine closing costs of S/.51.2 million; and recognition of a cumulative effect of the change in accounting principle that reduced net income and shareholders' equity by S/.72.3 million in 2003 (see Note 3(a) to the Company Financial Statements). The Company will incur additional depreciation expense over the estimated useful life of the asset and accretion expense to accrete the discounted value of the accrual.

Fair value of derivative instruments

The Company has futures and options derivative instruments as of December 31, 2004. Fair value estimates are recognized on the consolidated financial statements. See Note 35 to the Company Financial Statements. These estimates are made by independent parties pursuant to relevant market information, such as future prices of gold, silver and zinc, volatility factors, and interest rates. Changes in assumptions and market conditions could significantly affect these estimates.

The Company

(a) Outstanding derivative contracts

Effective January 1, 2003, the Company recognizes derivative instruments as assets or liabilities, measured at their fair value, in its consolidated balance sheets pursuant to IAS 39, "Financial Instruments - Recognition and Measurement".

Management's intention is to use derivative instruments to hedge fluctuations in metal prices, mainly gold and silver, and not for trading purposes. However, the Company does not meet all the criteria established in IAS 39 to account for the derivative instruments as cash flow hedges. The criteria refer to formal documentation and testing of the effectiveness of the derivative instruments. Therefore, according to IAS 39, the Company has recorded a charge of S/.458.2 million to retained earnings in connection with the initial adoption of IAS 39 and a loss of S/.647.2 million due to the changes in the fair value of the derivative instruments occurred during 2003. During 2004, the Company recorded a gain of S/.14.6 million due to changes in the fair value of derivative instruments.

(b) Normal sale contracts

To minimize future fluctuations in the consolidated results of operations, the Company entered into transactions that closed out approximately two thirds of its outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of gold over future periods that do not extend beyond 2011. Under the terms of the contracts, the Company will realize capped prices ranging from US$332 to US$451 per ounce of gold. The fair value of these contracts, S/.710.0 million, was calculated immediately prior to their execution and recorded as deferred revenue in the consolidated balance sheet for 2003. Such amount will be included as revenue as delivery occurs in 2004 through 2011. These contracts are accounted for as normal sales contracts.

As of December 31, 2004, deferred revenue from sale of future production is S/.643.7 million.

(c) Reduction of derivative instruments portfolio

In addition to converting derivative instruments into normal sales contracts in January 2004, the Company reduced its derivative instruments portfolio by 120,000 ounces of gold. This reduction resulted in a payment of S/.36.8 million.

(d) Settled derivative contract

Settled derivative contracts resulted in a loss of S/.73.4 million in 2004 compared with a loss of S/.20.8 million in 2003, reflected as "realized loss in derivative instruments" in the consolidated statements of income.

Sociedad Minera El Brocal S.A.A. ("El Brocal")

(a) Outstanding derivative contracts

El Brocal has entered into future contracts (zinc and silver) that qualify for cash flow hedge accounting. Upon adopting IAS 39, El Brocal prepared formal documentation of its future contracts and tested their effectiveness. El Brocal has tested the effectiveness of such contracts on a quarterly basis thereafter to determine if they still qualify for cash flow hedge accounting. As of December 31, 2004, El Brocal has no derivative contracts: all derivative contracts were previously settled or replaced with a series of sales contracts requiring physical delivery in 2004 and 2005.

(b) Settled derivative contracts

Settled derivative contracts resulted in a loss of S/.21.1 million in 2004 compared with a gain of S/.5.4 million in 2003, reflected as "net sales" in the consolidated statements of income.

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

Results of Operations for the Twelve Months Ended December 31, 2004 and 2003

Net sales. Net sales increased 23.5 percent from S/.735.3 million in 2003 to S/.908.4 million in 2004 due to the following:

(a) An increase in the price and volume sold of gold, silver, lead and zinc during 2004. The following tables reflect the average realized price and volume sold of gold, silver, lead and zinc for 2003 and 2004:

Price		Year ended December 31,
		2003	2004	Variation

Gold	US$/Oz	364.88	373.78	2.4%
Silver	US$/Oz	4.91	6.51	32.6%
Lead	US$/MT	532.04	908.79	70.8%
Zinc	US$/MT	814.37	1,026.01	25.9%

Volume		Year ended December 31,
		2003	2004	Variation

Gold	Oz	323,801	353,317	9.1%
Silver	Oz	11,105,174	14,252,144	28.3%
Lead	MT	24,038	31,131	29.5%
Zinc	MT	50,933	53,001	4.00%

(i) Gold. The volume of gold sold increased 9.1 percent from 323,801 ounces in 2003 to 353,317 ounces in 2004, principally due to an increase in production at the Orcopampa and Antapite mines. Production at the Orcopampa mine increased as a result of intense exploration activities in the Nazareno and Prometida veins, and a considerable increase in the recovery of gold from 86.5% in 2003 to 93.7% in 2004.

(ii) Silver. Sales of silver increased 28.3 percent from 11,105,174 ounces in 2003 to 14,254,144 ounces in 2004 mainly due to increased production at the Uchucchacua mine as a result of further development and exploitation of the Rosario ore body in the Carmen area and at the Magaly and Rossana ore bodies in the Socorro area. This increase was also attributed to the shipment of 672,156 ounces of silver that were delayed in 2003.

(b) The Company recognized a loss of S/.20.2 million in 2004 compared to a gain of S/.5.4 million in 2003, through Sociedad Minera El Brocal S.A.A., on hedging transactions entered into with well-known investment banks.

Realized income from sale of future production. To minimize future fluctuations in the consolidated results of operations, the Company entered into transactions that closed out approximately two thirds of its outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of gold over future periods that do not extend beyond 2011. Under the terms of the contracts, the Company's revenue will be capped between US$332 to US$451 per ounce. The fair value of these contracts, S/.710.0 million, was calculated immediately prior to their execution and recorded as deferred revenue in 2003 and will be included as part of total revenues as delivery occurs in 2004 through 2011. In 2004, the Company recognized revenues of S/.68.9 million related to ounces of gold delivered in connection with these contracts.

Royalty income. Royalty income increased 10.3 percent from S/.116.9 million in 2003 to S/.128.9 million in 2004 due to a 20.6 percent increase in Yanacocha's sales of gold from US$1,036 million in 2003 to US$1,250 million in 2004, which was partially off-set by the revaluation of the local currency.

Total costs of operation. Total costs of operation increased 10.9 percent from S/.437.4 million in 2003 to S/.524.7 million in 2004 due to the following:

(a) Operating costs, which include costs for labor (including contractor and personnel expenses), supplies and other, increased 11.7 percent from S/.302.6 million in 2003 to S/.338.0 million in 2004 as a result of the increase in gold production at the Antapite and Orcopampa mines and an increase in silver production at the Uchucchacua and Colquijirca mines.

(b) Depreciation and amortization costs increased 21.2 percent from S/.49.1 million in 2003 to S/.59.5 million in 2004 due mainly to the additional depreciation of equipment acquired in 2004 and full depreciation of assets acquired in 2003. In addition, depreciation and amortization costs increased due to a S/.5.6 million charge as a result of the recognition of mine closure costs. See Note 3(a) to the Company Financial Statements.

(c) Exploration and development costs in operational mining sites increased 48.4 percent from S/.85.7 million in 2003 to S/.127.2 million in 2004 due principally to an increase of S/.15.2 million in exploration activities focused on seeking additional reserves at the Uchucchacua mine, and an increase of S/.15 million in amortization of development costs, which includes an additional amortization of S/.10.8 million due to the re-estimation of the mine closure liability at December 31, 2004. See Note 26 to the Company Financial Statements.

Total operating expenses. Operating expenses decreased 8.1 percent from S/.253.6 million in 2003 to S/.233.0 million in 2004, due to changes in the following components:

(a) Exploration costs in non-operational mining areas increased 48.7 percent from S/.59.3 million in 2003 to S/.88.2 million in 2004 due to higher expenditures in exploration areas, including 24,455 meters of exploratory diamond drilling, primarily in the La Zanja, Pampa Andino, Jatun Orcco, Arenizo, Poracota, Soras and Chilacocha projects. In addition, the Company, together with its joint venture partners, conducted 11,619 meters of exploratory diamond drilling in the Aguas Verdes, Marcapunta, Incapacha and Minasnioc prospects.

(b) General and administrative expenses decreased 37.5 percent from S/.123.2 million in 2003 to S/.76.9 million in 2004 due mainly to the decrease of long-term officers' compensation (stock appreciation rights) from S/.49.6 million in 2003 to S/.2.1 million in 2004 as a result of the decrease of the Company's stock price from S/.98.10 as of December 31, 2003 to S/.78.21 as of December 31, 2004. See Note 28 to the Company Financial Statements.

(c) Royalty expenses to third parties decreased 0.8 percent from S/.25.1 million in 2003 to S/.24.9 million in 2004 despite increased sales due to a modification of the Royalty Contract. In 2004, the Company and Sindicato Minero Orcopampa modified certain terms of the Royalty Contract to provide that Sindicato Minero Orcopampa will calculate royalty expenses pursuant to production value, which is based on net sales until December 31, 2003. See Note 37(b) to the Company Financial Statements.

(d) Selling expenses decreased 30.8 percent from S/.25.8 million in 2003 to S/.17.8 million in 2004 due to lower freight expenses of S/.12.9 million in 2004 compared to S/.18.4 million in 2003. The construction of a cyanidation circuit at the Orcopampa mining unit, that commenced operations in March 2004 with a utilization rate of 100 percent, permitted the Company to increase gold and silver recoveries, as well as to eliminate costs related to transportation of concentrates, since all gold and silver will be shipped as doré bars.

(e) Amortization of mining concessions and goodwill was S/.15.6 million in 2003 and 2004 due to similar production levels in the Colquijirca, El Brocal and Minera Paula mining units. See Note 16 to the Company Financial Statements.

(f) In 2004, the Peruvian government established a mining royalty that owners of mining concessions should pay for the exploitation of metallic and non-metallic resources. Royalties to the Peruvian government were paid S/.6.6 million in 2004. See Note 19(d) to the Company Financial Statements.

Operating income. As a result of the foregoing, operating income increased 116.2 percent from S/.161.2 million in 2003 to S/.348.4 million in 2004.

Share in affiliated companies. Income from share equity investment in affiliated companies increased 3.3 percent from S/.557.6 million in 2003 to S/.575.9 million in 2004, principally due to Yanacocha's increased net earnings. The Company's income from its interest in Yanacocha increased 3.06 percent from S/.558.1 million in 2003 to S/.575.2 million in 2004 due mainly to (i) an increase in price per ounce realized on gold sales from US$363 per ounce in 2003 to US$411 per ounce in 2004, and (ii) an increase in volume of gold sold from 2.9 million in 2003 to 3.0 million ounces in 2004, which were off-set in part with an increase in cash cost per ounce from US$129 in 2003 to US$147 in 2004.

Gain (loss) from change in the fair value of derivative instruments. Effective January 1, 2003, the Company adopted IAS 39 "Financial Instruments - Recognition and Measurement" which requires that derivatives instruments be measured at their fair value. See "-Critical Accounting Estimates" and Note 35 to the Company Financial Statements.

Interest income. Interest income increased 55.1 percent from S/.7.8 million in 2003 to S/.12.1 million in 2004 due to increased income on investment funds of S/.3.2 million held in Compass Group. The Company maintained S/.86.9 million in investment funds as of December 31, 2004 compared to S/.54.9 million as of December 31, 2003.

Realized gain (loss) in derivative instruments. Realized loss in derivative instruments increased 252.9 percent from S/.20.8 million in 2003 to S/.73.4 million in 2004 due to the increase in the price of gold per ounce. The Company uses derivative contracts to hedge movement in the market prices of precious metals.

Gain (loss) from exposure to inflation. The gain (loss) from exposure to inflation decreased from a gain of S/.0.3 million in 2003 to a loss of S/.22.4 million in 2004 due mainly to (i) the revaluation of the local currency against the U.S. Dollar of 5.2 percent in 2004 (revaluation of 1.5 percent in 2003) and, (ii) the currency inflation of 4.9 percent in 2004 (2.0 percent in 2003). The Company held a net liability position in U.S. Dollars and in Nuevos Soles in 2004 and in 2003.

Interest expense. Interest expense decreased 13.8 percent from S/.8.7 million in 2003 to S/.7.5 million in 2004 due mainly to the reduced indebtedness in 2004 compared to 2003. See Notes 17 and 20 to the Company Financial Statements.

Workers' profit sharing. Workers' profit sharing changed from income of S/.62.9 million in 2003 to an expense of S/.18.4 million in 2004. This amount is calculated applying a percentage to the taxable basis. See "Critical Accounting Estimates - Income Tax".

Income tax. Income tax changed from income of S/.198.3 million in 2003 to an expense of S/.102.0 million in 2004. See "Critical Accounting Estimates - Income Tax".

Minority interest. Minority interest expense decreased 44.7 percent from S/.51.0 million in 2003 to S/.28.2 million in 2004 due mainly to La Zanja's net loss in 2004. La Zanja is currently engaged in exploration activities and all exploration costs are charged to results of operations in the applicable year.

Net income. As a result of the foregoing, net income increased 291.4 percent from S/.175.2 million in 2003 to S/.685.7 million in 2004. As a percentage of net sales, net income was 75.5 percent in 2004, compared with 23.8 percent in 2003.

Results of Operations for the Twelve Months Ended December 31, 2003 and 2002

Net sales. Net sales increased 27.72 percent from S/.575.7 million in 2002 to S/.735.3 million in 2003 due to the following:

(a) An increase in the price of gold, silver, lead and zinc and in the volume of gold sold during 2003. The following tables reflect the average realized price and volume sold of gold, silver, lead and zinc for 2002 and 2003:

Price		Year ended December 31,
		2002	2003	Variation

Gold	US$/Oz	309.39	364.88	17.9%
Silver	US$/Oz	4.65	4.91	5.6%
Lead	US$/MT	444.84	532.04	19.6%
Zinc	US$/MT	778.56	814.37	4.6%

Volume		Year ended December 31,
		2002	2003	Variation

Gold	Oz	247,010	323,801	31.0%
Silver	Oz	11,401,413	11,105,174	-2.6%
Lead	MT	23,081	24,038	4.1%
Zinc	MT	52,493	50,933	-2.9%

(i) The volume of gold sold increased 31.0 percent from 247,010 ounces in 2002 to 323,801 ounces in 2003, principally due to an increase in production at the Orcopampa and Antapite mines which reached 180,725 ounces and 84,261 ounces, respectively, in 2003 compared to 160,017 ounces and 72,742 ounces, respectively, in 2002. Production at Orcopampa increased as a result of the exploration activities and development in the Nazareno vein, where additional reserves were discovered, as well as the development of the Prometida, Prosperidad and Lucy Piso veins. Antapite's increased production is mainly due to plant and facility (cyanidation and oxygen plants) improvements.

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

Royalty income. Royalty income increased 41.9 percent from S/.82.4 million in 2002 to S/.116.9 million in 2003 due mainly to Yanacocha's increased sales of gold, which were US$714.8 million in 2002 compared to US$1,036.4 million in 2003.

Total costs of operation. Total costs of operation increased 10.9 percent from S/.394.5 million in 2002 to S/.437.4 million in 2003 due to the following:

(a) Operating costs, which include costs for labor (including contractor and personnel expenses), supplies and other, increased 10.6 percent from S/.273.7 million in 2002 to S/.302.6 million in 2003 as a result of the increase in gold production at the Antapite and Orcopampa mines.

(b) Depreciation and amortization costs increased 13.7 percent from S/.43.2 million in 2002 to S/.49.1 million in 2003 due mainly to the additional depreciation of equipment acquired in 2003 and full depreciation of assets acquired in 2002.

(c) Exploration and development costs in operational mining sites increased 10.3 percent from S/.77.7 million in 2002 to S/.85.7 million in 2003 due principally to an increase in exploration activities focused on seeking additional reserves at the Antapite (S/.3.6 million) and Orcopampa (S/.4.6 million) mines. As a result of these exploration activities, Antapite's and Orcopampa's reserves increased 19 percent and 77 percent, respectively.

Total operating expenses. Operating expenses increased 42.7 percent from S/.177.7 million in 2002 to S/.253.6 million in 2003, due to changes in the following components:

(a) General and administrative expenses increased 55.3 percent from S/.79.3 million in 2002 to S/.123.2 million in 2003 due mainly to the increase in long-term officers' compensation (stock appreciation rights) from S/.6.7 million in 2002 to S/.49.6 million in 2003, as explained in Note 28 to the Company Financial Statements.

(b) Exploration costs in non-operational mining areas increased 47.2 percent from S/.40.3 million in 2002 to S/.59.3 million in 2003 due to higher expenditures in exploration areas under joint operation, including drilling activities in the Huancavelica, La Zanja and Poracota projects. The La Zanja project is expected to start operations in 2005 and produce an average of 100,000 ounces per year.

(c) Royalty expenses increased 70.8 percent from S/.14.7 million in 2002 to S/.25.1 million in 2003 due mainly to increased sales of gold from the Orcopampa mine from S/.141.1 million in 2002 to S/.230.9 million in 2003.

(d) Selling expenses increased 6.2 percent from S/.24.3 million in 2002 to S/.25.8 million in 2003 due to higher freight expenses of S/.18.4 million in 2003 compared to S/.16.7 million in 2002 as a result of an increase in freight tariffs and in the volume sold of concentrates.

(e) Amortization of mining concessions and goodwill. Amortization of mining concessions and goodwill decreased 10.3 percent from S/.17.4 million in 2002 to S/.15.6 million in 2003 due to a decrease in the amortization of the mining concession of Inversiones Colquijirca S.A. by S/.1.4 million in 2003 as a result of the increase in proven and probable reserves as of December 31, 2003. See Note 16 to the Company Financial Statements.

(f) Assets impairment loss and write-off increased 193.8 percent from S/.1.6 million in 2002 to S/.4.7 million in 2003 mainly due to the write-off of idle assets of Sociedad Minera El Brocal S.A.A. and Compañía Minera Colquirrumi S.A.

Operating income. As a result of the foregoing, operating income increased 87.8 percent from S/.85.8 million in 2002 to S/.161.1 million in 2003.

Share in affiliated companies. Income from share equity investment in affiliated companies increased 57.5 percent from S/.354.0 million in 2002 to S/.557.6 million in 2003, principally due to Yanacocha's increased net earnings. The Company's income from its interest in Yanacocha increased 57.7 percent from S/.353.8 million in 2002 to S/.558.1 million in 2003 due mainly to (i) an increase in price per ounce realized on gold sales from US$311 per ounce in 2002 to US$363 per ounce in 2003, (ii) an increase in volume of gold sold from 2,291,967 ounces in 2002 to 2,858,680 ounces in 2003, and (iii) a decrease in the cash cost per ounce from US$134 in 2002 to US$129 in 2003.

Gain (loss) from change in the fair value of derivative instruments. Effective January 1, 2003, the Company adopted IAS 39 "Financial Instruments - Recognition and Measurement" which requires that derivatives instruments be measured at their fair value. See "-Critical Accounting Estimates" and Note 35 to the Company Financial Statements.

Realized gain (loss) in derivative instruments. The Company recognized a loss of S/.20.8 million in 2003 compared to the gain of S/.44.8 million in 2002 on derivative contracts. The Company uses these contracts to hedge movement in the market prices of precious metals.

Gain (loss) from exposure to inflation. The gain (loss) from exposure to inflation increased 109.1 percent from a loss of S/.3.3 million in 2002 to a gain of S/.0.3 million in 2003 due mainly to (i) the revaluation of the local currency against the U.S. Dollar of 1.5 percent in 2003 (devaluation of 2.0 percent in 2002) and (ii) the currency inflation of 2.0 percent (1.7 percent in 2002). The Company held a net liability position in U.S. Dollars and in Nuevos Soles in 2003 and in 2002.

Interest expense. Interest expense decreased 47.9 percent from S/.16.7 million in 2002 to S/.8.7 million in 2003 due mainly to the reduced indebtedness in 2003 compared to 2002. See Notes 17 and 20 to the Company Financial Statements.

Loss from sale of subsidiary's shares. On March 30, 2002, the Company sold its participation interest in Minera Huallanca S.A.C. (Huallanca) to BHL - Peru S.A.C for US$2.0 million. Of this amount, US$1.5 million will be paid in three equal semi-annual installments terminating on September 30, 2004 and the remaining US$0.5 million will be paid on September 30, 2006, provided that between September 30, 2004 and September 30, 2006: (i) the level of economic reserves allows Huallanca to produce 15,000 metric tons per month of mineral and (ii) the average price of zinc is higher than US$1,050 per metric ton in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1.5 million. This transaction generated a loss amounting to S/.7.1 million assuming a sales price of US$1.5 million.

Other income and expense, net. Other income (expenses), net decreased 533.4 percent from an income of S/.3.0 million in 2002 to an expense of S/.12.8 million 2003 due mainly to an accretion expense of S/.4.7 million related to the accrual for mine closing costs and administrative penalties of S/.1.7 million.

Workers' profit sharing. Workers' profit sharing changed from an expense of S/.1.6 million in 2002 to income of S/.62.9 million in 2003. This amount is calculated applying a percentage to the taxable basis. See "-Critical Accounting Estimates".

Income tax. Income tax changed from an expense of S/.26.9 million in 2002 to income of S/.198.3 million in 2003. See "-Critical Accounting Estimates".

Minority interest. Minority interest expense increased 100.0 percent of S/.25.5 million in 2002 to S/.51.0 million in 2003 due mainly to (i) an increased expense in minority interest in S.M.R.L. Chaupiloma Dos de Cajamarca from S/.23 million in 2002 to S/.33.1 million in 2003 as a result of increased royalties from Yanacocha, and (ii) increased expenses in minority interest in Inversiones Colquijirca S.A. by S/.8.6 million and Inversiones Mineras del Sur S.A. by S/.6.1 million due to a higher net income in these subsidiaries in 2003 compared to 2002.

Cumulative effect of change in accounting principle due to mine closing costs. Effective January 1, 2003, the Company and Yanacocha, its affiliate, revised its accounting policy for the accrual for mine closing costs. The cumulative effect of this change in accounting principle, net of workers' profit sharing, income tax and minority interest, originated an expense of S/.72.3 million in 2003. See Note 3 to the Company Financial Statements.

Net income. As a result of the foregoing, net income decreased 57.8 percent from S/.415.7 million in 2002 to S/.175.1 million in 2003. As a percent of net sales, net income was 72.2 percent in 2002, compared with 23.8 percent in 2003.

Liquidity and Capital Resources

At December 31, 2004, the Company had cash and cash equivalents of S/.614.9 million compared to S/.398.6 million at December 31, 2003.

Cash provided by operating activities

Net cash and cash equivalents provided by operating activities were S/.680.1 million in 2004, S/.686.3 million in 2003 and S/.190.3 million in 2002.

Cash provided by operating activities for the Twelve Months Ended December 31, 2004 and 2003. The decrease in net cash flow provided by operating activities in 2004 compared with 2003 was mainly attributable to: (i) increased collection from customers (S/.885.6 million in 2004 compared with S/.733.6 million in 2003), and (ii) increased royalties paid by Yanacocha (S/.120.1 million in 2004 compared with S/.112.4 million in 2003) in connection with an increase of Yanacocha's sales as a result of increases in price and volume of gold sold in 2004. These increased operating cash flows were more than off-set by (i) a decrease in the collection of dividends (S/.482.0 million in 2003 compared to S/.419.8 million in 2004), (ii) increased payments to suppliers and third parties (S/.347.1 million in 2003 compared to S/.388.7 million in 2004), as a result of the increase in the operating activities in the mining units, (iii) increased payments of exploration activities (S/.128.7 million in 2003 compared to S/.172.2 million in 2004) primarily from the Uchucchacua mine and exploratory diamond drilling in the Company's projects (La Zanja, Pampa Andino, Jatun Orco, Poracota, Soras) and joint venture projects (Aguas Verdes, Marcapunta, Incapacha and Minasnioc); and (iv) increased payments to employees (S/.101.6 million in 2003 compared to S/.119.6 million in 2004) as a result of the increase in gold production at the Antapite and Orcopampa mines and an increase in silver production at the Uchucchacua and Colquijirca mines.

Cash provided by operating activities for the Twelve Months Ended December 31, 2003 and 2002. The increase in net cash flow provided by operating activities in 2003 compared with 2002 was mainly attributable to: (i) increased dividends and royalties paid by Yanacocha (S/.83.1 million and S/.80.6 million in 2002 compared to S/.482.0 million and S/.112.4 million in 2003, respectively) in connection with an increase of Yanacocha's sales as a result of the increase in price and volume of gold sold in 2003, and (ii) increased revenues from customers (S/.566.6 million in 2002 compared to S/.733.6 million in 2003). These increased operating cash flows were partially off-set by: (i) increased payments to suppliers and third parties (S/.289.8 million in 2002 compared to S/.347.1 million in 2003); (ii) increased payments of exploration activities, primarily from the Orcopampa and Antapite mines (S/.98.6 million in 2002 compared to S/.128.7 million in 2003; and (iii) increased payments of royalties (S/.13.3 million in 2002 compared to S/.26.0 million in 2003) mainly to Sindicato Minero Orcompampa S.A. See Note 37(b) to the Company Financial Statements.

Cash used in investing activities

Net cash and cash equivalents used in investing activities were S/.273.7 million in 2004, S/.179.3 million in 2003, and S/.52.3 million in 2002.

Cash used in investing activities for the Twelve Months Ended December 31, 2004 and 2003. The increase in net cash flow used in investing activities in 2004 compared with 2003 was mainly attributable to: (i) payments of S/.73.4 million in connection with derivative instruments settled in 2004 compared to payments of S/.20.8 million in 2003; (ii) a S/.24.3 million decrease in local currency time deposits; and (iii) an increase in acquisitions of property, plant and equipment (S/.67.8 million in 2003 compared to S/.96.5 million in 2004) related principally to the construction of tailing dams at the Orcopampa, Antapite and Colquijirca mines and a cyanidation plant at the Orcopampa mine. These increases in net cash outflows were off-set by a reduction in outflow for the investment in 2004 of S/.34.7 million in a variable-fixed income fund compared to an investment of S/.53.1 million in 2003. See Note 7 to the Company Financial Statements.

Cash used in investing activities for the Twelve Months Ended December 31, 2003 and 2002. The increase in net cash flow used in investing activities in 2003 compared with 2002 was mainly attributable to: (i) the investment in 2003 of S/.53.1 million in a variable-fixed income fund (see Note 7 to the Company Financial Statements); (ii) payments of S/.20.8 million in connection with derivatives instruments settled in 2003 compared to S/.44.8 million of proceeds recognized during 2002; and (iii) the increase in development expenditures (S/.24.0 million in 2002 compared to S/.38.5 million in 2003) related to the construction of the Patón tunnel in the Uchucchacua mining unit and the development of the "Rampa Mario" project in the Orcopampa mining unit which will allow a better access to the Prometida vein.

Cash used in financing activities

Net cash and cash equivalents used in financing activities were S/.214.3 million in 2004, S/.204.3 million in 2003 and S/.133.4 million in 2002.

Cash used in financing activities for the Twelve Months Ended December 31, 2004 and 2003. The increase in net cash flow used in financing activities in 2004 compared with 2003 was mainly attributable to repayments of long-term debt of S/.76.7 million in 2004 compared to S/.22.2 million in 2003, see Note 20 to the Company Financial Statements. This increased cash used in financing activities was off-set by: (i) a decrease in net payments of bank loans from S/.22.9 million in 2003 to S/.10.3 million in 2004; (ii) a decrease in payments of dividends from S/.159.2 million in 2003 to S/.139.5 million in 2004; and (iii) long-term debt proceeds of S/.12.1 million. These proceeds were used to repay long-term debt with Banco de Crédito del Perú and Teck Cominco Metals Ltd., see Note 20 to the Company Financial Statements.

Cash used in financing activities for the Twelve Months Ended December 31, 2003 and 2002. The increase in net cash flow used in financing activities in 2003 compared with 2002 was attributable to (i) increased payments of dividends of S/.72.3 million in 2002 compared to S/.159.2 million in 2003, and (ii) long-term debt payments of S/.12.1 million in 2002 compared to S/.22.2 million in 2003. The increase in net cash flow was off-set by a decrease in net payments of bank loans of S/.74.2 million in 2002 compared to S/.22.9 million in 2003, and the proceeds from the sale of treasury ADS of S/.25.9 million.

Exploration and Development Costs; Capital Expenditures

Total capital expenditures and exploration and development costs for 2005 and 2006 (excluding exploration and development costs at the Company's principal mines, which are included as part of their cost of production) are estimated to be approximately US$39.5 million and US$26.5 million, respectively. These budgeted expenditures include the following projects: the construction of the new cyanidation plant at Uchucchacua, drilling at increased depths at Orcopampa and general exploration projects. See "Item 4. Information on the Company-The Company-History and Development-Capital Expenditures". Exploration and development costs at locations other than the Company's principal mines are estimated to be approximately US$16.5 million in 2005 and US$16.5 million in 2006. Exploration and development costs, including such costs at the Company's principal mines are estimated to be approximately US$38.7 million. These exploration and development costs include all of the costs associated with exploration activities such as drilling, equipment and geological and metallurgical testing. Exploration and development expenditures for 2005 and 2006 relate primarily to the development of the following mining units and projects: La Zanja, Tantahuatay, Huancavelica, Poracota, Los Pircos, Pampa Andino, Trapiche, Santa Marina, Minasnioc, Cofradia and others. See "Item 4. Information on the Company-The Company-Business Overview-Exploration".

The Company undertook in EVAPs filed with the Peruvian government in March 1995 to make capital expenditures in respect of environmental projects. In 2002, 2003 and 2004, the Company incurred capital expenditures in connection with these environmental projects of approximately US$1.1, US$1.2 and US$1.4 million, respectively. The Company expects to incur in capital expenditures in respect of environmental projects of approximately US$1.3 million in each of 2005 and 2006. The Company's capital spending plans under the PAMAs were approved by the Peruvian government. The development of more stringent environmental protection programs in Peru could impose additional costs and other constraints on the Company's operations. See "Item 4. Information on the Company-The Company-Business Overview-Regulatory Framework-Environmental Matters".

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

Recent Accounting Pronouncements

FASB unanimously ratified, at its meeting on March 30, 2005, the consensus reached at the March 17, 2003 EITF meeting that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The EITF determined that post-production stripping costs are a component of mineral inventory costs, which are subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing" (ARB 43). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as "stripping costs." In addition, the EITF held that post-production stripping costs should be considered costs of extracted minerals and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. This consensus, which is mandatory pursuant to U.S. GAAP, is effective January 1, 2006, with early adoption permitted, may represent a significant change in practice for those companies that currently expense post-production stripping costs as incurred or capitalize post-production stripping costs and amortize those deferred costs over the life of the mine or another determinative period. The effect of initially applying this consensus should be accounted for in a manner similar to a cumulative-effect adjustment. Upon adoption, an entity should recognize the cumulative effect of initially applying this consensus consistent with the provisions of Accounting Principles Board Opinion No. 20, Accounting Changes. However, pro forma information will not be required upon adoption. Alternatively, companies are not prohibited from restating prior period financial statements issued. Entities that elect early adoption of the guidance in this consensus for an interim period must report the effects of this change in interim financial statements in accordance with the provisions of FASB Statement No. 3, Reporting Accounting changes in Interim Financial Statements. The Company is evaluating the impact of this standard on the Company's financial position or results from operations.

In March 2005, FASB issued FASB Interpretation N.47 ("FIN 47") of FASB Statement 143, Asset Retirement Obligations, which was issued in June 2001. FASB issued the Interpretation to address diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control on the entity. According to the Interpretation, uncertainty about the timing and (or) method of settlement of a condition asset retirement obligations should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar year-end companies). Retrospective application of interim financial information is permitted, but is not required. Early adoption of this Interpretation is encouraged. The Company is evaluating the impact of this standard on the Company's financial position or results from operations.

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 and the related notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP. Note 17 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, and provides a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended December 31, 2002, 2003 and 2004 and partners' equity as of December 31, 2003 and 2004. Yanacocha presents its financial statements in U.S. Dollars.

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

Yanacocha's exploration activities encompass 176,408 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 108,089 hectares to Yanacocha, covered by 183 mining concessions and four provisional permits. Although Chaupiloma has not assigned to Yanacocha the mining rights to the remaining hectares, Chaupiloma permits Yanacocha to explore these hectares. Of the 183 mining concessions assigned to Yanacocha, approximately 17 are currently used in mining operations and the remaining mining concessions are being explored by Yanacocha. Yanacocha has acquired all the surface rights with respect to 15,230 hectares of the surface land covering its Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua (which includes the Cerro Negro deposit) mining operations and a majority of the Cerro Quilish deposit. In addition, Yanacocha has acquired 4,522 hectares of surface rights with respect to the Minas Conga deposit.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by the Company through its 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru Limited Sucursal del Peru ("Newmont Peru"). See "Item 4. Information on the Company-Yanacocha-Management of Yanacocha-General Manager/Management Agreement". Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 1999. In 2000, Yanacocha paid an aggregate amount of US$60 million in dividends in respect of 2000 earnings and increased its property, plant and equipment reinvestment program by US$71 million. The reinvestment program totaled US$193 million at December 31, 2000, which amount was capitalized during 2001. In 2001, Yanacocha paid an aggregate amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregate amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits. In 2003, Yanacocha paid an aggregate amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits. See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-70. In 2004, Yanacocha paid an aggregate amount of US$280 million in dividends in respect of 2003 earnings and completed all of investments under its reinvestment program from 2000-2004. Undistributed earnings associated with the reinvestment program are presented as restricted earnings as of December 2002, 2003 and 2004. See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-70 and "Item 4. Information on the Company-Yanacocha-Overview".

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

Cost applicable to sales. Cost applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of cost applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian generally accepted accounting principles, (iii) royalties of 3 percent of the quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transport costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses and (vi) other costs.

Income tax. The uniform income tax rate in Peru was 27 percent of Peruvian taxable income until December 31, 2003. Effective January 1, 2004, the income tax rate in Peru is 30 percent of taxable income (Yanacocha, as explained below, has a stabilized corporate tax rate of 30 percent, excluding income from the La Quinua mine which had a tax rate of 27 percent until December 31, 2003 and 29 percent as of January 1, 2004) and for financial statement purposes is calculated for Yanacocha in accordance with U.S. GAAP. Pursuant to Supreme Decree No.027-98-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase the company's productivity. This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the Ministry of Energy and Mines.

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

Critical Accounting Policies

Yanacocha has furnished the Company with a discussion of Yanacocha's critical accounting policies or methods used in the preparation of its financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions. Note 2 to the Yanacocha Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Yanacocha's Financial Statements. The following is a brief discussion of the identified critical accounting policies and the estimates and judgments made by Yanacocha.

Stockpiles, Ore on Leach Pads and Inventories

As described below, costs that are incurred in, or that benefit, the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and sell the product. Write-downs of stockpiles, ore on leach pads and inventories resulting from net realizable value impairments are reported as a component of costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long-term.

Stockpiles. Stockpiles represent coarse ore that has been extracted from a mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained units such as contained ounces or pounds (based on assay data) and the estimated recovery percentage (based on the expected processing method). Stockpile ore tonnage is verified by periodic surveys. Costs are allocated to a stockpile based on the relative value of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations and removed at each stockpile's average cost per recoverable unit.

Ore on Leach Pads. The recovery of gold from certain oxide ores is efficiently achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution, which is included as in-process inventory, is processed further in the processing plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Cost are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). In general, the leach pad production cycles project recoveries of approximately 90 percent to 95 percent of the placed recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, Yanacocha's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. At December 31, 2004, the weighted-average cost per recoverable ounce of gold on leach pads was US$151 per ounce. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process is concluded. Based on current mine plans, Yanacocha expects to place the last ton of ore on its leach pads in 2014. Including the estimated time required for residual leaching, rinsing and reclamation activities, Yanacocha expects that its leaching operations will terminate within approximately ten years following the date that the last ton of ore is placed on the leach pad.

The current portion of leach pad inventories is determined based on engineering estimates of the quantities of gold at the balance sheet date that are expected to be recovered during the next twelve months.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Yanacocha's conversion process is leach in-circuit. In-process material is measured based on assays of the material fed to the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

Precious Metals Inventory

Precious metals inventories include gold doré and/or gold bullion. Precious metals that result from Yanacocha's mining and processing activities are valued at the average cost of the respective in-process incurred prior to the refining process, plus applicable refining costs.

Property, Plant and Mine Development

Yanacocha's key judgments under its property, plant, and mine development policy include the estimation of the useful lives of its various asset types, the election to utilize certain methods for recording depreciation, management's judgment regarding appropriate capitalization or expensing of costs related to these assets, and the determination that no impairment exists

Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities, which do not exceed the related estimated mine lives of such facilities based on proven and probable reserves.

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop such property are capitalized as incurred and are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on the estimated recoverable ounces mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body.  The process of determining proven and probable reserves and determining the estimated life of an ore body requires engineering estimates. Such estimates have been computed using methods consistent with industry practice, which primarily utilize geologic interpretations and minimum grade thresholds. Cut-off grades and pit limits have been defined based on the results of Lerchs-Grossman pit limit analysis.

Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable ounces mined from proven and probable reserves. To the extent that these costs benefit the entire ore body, they are amortized over the estimated life of the ore body.

Ongoing development expenditures to maintain production are charged to operations as incurred. Repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

Interest expense allocable to the costs of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Mineral interests

Mineral interests are recorded at fair value at the time acquired, in property, plant and mine development and represent mineral use rights regardless of whether Yanacocha owns the related surface rights ("mining concessions"). Yanacocha's mineral assets represent mineral use rights related to production, development or exploration stage properties, and the value of such assets is primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in such properties. Such mineral asset values consider certain estimates of recoverable minerals from exploration mineral stage interest which are risk adjusted based on management's relative confidence in such materials. Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above. Yanacocha's mining concessions are enforceable regardless of whether proven and probable reserves have been established. In addition, these mining concessions provide for both the right to explore and exploit. However, Yanacocha must first obtain the respective exploration and exploitation permits, which are generally granted in due course. Yanacocha may retain mining concessions indefinitely by paying annual fees and, during exploitation, complying with production obligations or paying assessed fines. Mining concessions are freely assignable or transferable.

Asset Impairment

Yanacocha reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production and capital, all based on life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of gold and other minerals that will be obtained from proven and probable reserves and all related exploration stage mineral interests after taking into account losses during ore processing and treatment. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. All assets at an operating segment are considered together for purposes of estimating future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

Reclamation and Remediation Costs (Asset Retirement Obligations)

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143 "Accounting for Asset Retirement Obligations", which established a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement was adopted on January 1, 2003, when Yanacocha recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset which resulted in a cumulative effect of a change in accounting principle of US$32.4 million, net of US$10.2 million in taxes. See Note 9 to the Yanacocha Financial Statements. Reclamation costs are allocated to expense over the life of the related assets and are adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. Accounting and reclamation and remediation obligations require management to make estimates as to future costs Yanacocha will incur to complete the reclamation and remediation work required for a mine to comply with existing laws and regulations. Actual costs incurred in future periods could differ from estimated amounts. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by Yanacocha. Any such increase in future costs could materially impact the amounts charged to operations for reclamation and remediation.

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

Income Tax and Profit Sharing

Yanacocha accounts for income tax and legally required profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of Yanacocha's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset for Yanacocha as of the end of the year, as measured by the statutory tax and profit sharing rates in effect as enacted. Yanacocha derives its deferred income tax charge or benefit and profit sharing charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income tax and profit sharing rates.

Yanacocha's deferred income tax assets include certain future tax benefits. Yanacocha records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws. See "-Asset Impairment for a discussion of the factors that could cause future cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, Yanacocha's ability to realize deferred tax assets recorded at the balance date could be impacted. Additionally, future changes in tax laws could limit the Yanacocha's ability to obtain future tax benefits represented by its deferred tax assets recorded at the reporting date.

Results of Operations for the Twelve Months Ended December 31, 2004 and 2003

Sales

Sales increased 21 percent from US$1,036.4 million in 2003 to US$1,249.9 million in 2004, due principally to an increase of 6 percent in production and an increase of 13 percent in price per ounce of gold. The average price per ounce of gold increased from US$363 in 2003 to US$411 in 2004, which resulted in a total sales increase of approximately US$213.5 million for the year. Increased production resulted in a 6 percent increase in the quantity of gold sold, from 2,858,680 ounces in 2003 to 3,039,873 ounces in 2004. Production by mine was as follows:

Mine	2004	2003
	Ounces	Ounces
Yanacocha	740,087	813,132
La Quinua	1,530,112	1,146,757
Carachugo	701,491	826,920
Maqui - Maqui	45,612	64,334
	3,017,302	2,851,143

The increase in production in ounces of gold produced in 2004 compared to 2003 was mainly attributed to an increase in the recovery of gold due to improved performance at the processing plants, additional works and increased innovation at leaching pads; partially off-set by a decrease in the leach tons placed from 131.8 million dry metric tons at December 31, 2003 to 121.1 million dry metric tons at December 31, 2004 and a lower grade of ore mined from 0.93 grams per ton at December 31, 2003 to 0.85 grams per ton at December 31, 2004.

Costs applicable to sales

Costs applicable to sales increased 20 percent from US$377 million in 2003 to US$451 million in 2004, due primarily to higher operating costs mainly attributed to the increase in cost of diesel, consumption of cyanide and personnel, as well as increased royalties and workers profit participation expenses, partially off-set by higher by-product credits. Cash costs per ounce of gold increased 13.9 percent from US$129 in 2003 to US$147 in 2004, primarily as a result of a higher operating cost per ounce of US$119 in 2004 compared to US$104 in 2003, and as result of higher workers' profit participation costs due to a higher applicable net taxable income, which was partially off-set by an increased by-product metal sales credit from an increase in silver ounces sold. Operating costs increased from US$316.3 million in 2003 to US$348.9 million in 2004. Operating costs consist primarily of drilling, blasting, loading and hauling costs which increased in 2004 primarily as a result of an increase in fuel price to an average of US$2.38 per gallon in 2004 compared to US$1.93 per gallon in 2003. Additional increases in operating costs resulted from the greater consumption of critical items such as cyanide and lime (as per inventory reduction plan), electricity, increase of personnel cost related to new employees hired and greater expense on donations and charitable contributions as part of the social responsibility plan.

The increase in the royalty expense paid to S.M.R.L. Chaupiloma Dos de Cajamarca (equivalent to 3 percent of net sales) was directly related to the increase in sales revenues. Royalty expense was US$37.9 million in 2004 compared to US$31.7 million in 2003. Workers profit participation expense is calculated based on taxable income and in accordance with Peruvian labor legislation. See "Item 4. Information on the Company-Yanacocha-Employees." This increase in workers profit participation expense is directly related to the increase of net taxable income. Workers' participation was US$53.9 million in 2004 and US$44.5 million in 2003.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased 22 percent from US$146.8 million in 2003 to US$179.4 million in 2004. This increase was attributable principally to the decrease in the volume of inventories, which results in a lower amount of capitalized depreciation and a higher amount charged to the results of the year. Yanacocha also incurred an additional depreciation expense of US$5.9 million in connection with its asset retirement cost as a result of the adoption of SFAS No. 143.

Other expenses

Other expenses decreased in 2004 primarily due to a US$4.2 million write-down of part of the agglomeration plant of La Quinua. In 2003, other expenses included an adjustment for asset retirement cost of US$16.6 million related to the Maqui Maqui mine.

Interest expense and other income

Interest expense and other income increased 27 percent to US$1.4 million in 2004 from US$1.1 million in 2003. This increase was due primarily to lower other income in 2004 and lower interest expense in 2004 as a result of a lower debt position (US$37.0 million in 2004 compared to US$67.0 million in 2003).

Income tax provision

The increase in income tax provision was directly related to Yanacocha's increase in taxable income. The net effective tax rate was 31.7 percent in 2004 compared to 25.6 percent in 2003. The statutory rate for both years was a blend of 30 percent.

Cumulative effect of change in accounting principle

As explained above under Critical Accounting Policies, Yanacocha adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", on January 1, 2003 and recorded the estimated present value of reclamation liabilities ("asset retirement obligation" or "ARO") and increased the carrying amount of the related asset to be retired in the future. Yanacocha allocates the carrying amount of the related asset to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million for the carrying amount of the related asset, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities. As of December 31, 2004, Yanacocha recorded an increase of US$10.7 million in the ARO for the Carachugo mine. A net increase of US$3.9 million was recorded for the other mines.

ARO corresponds primarily to activities to be performed in the restoration of the mines and related areas once the gold extraction process has been finished. The principal activities that Yanacocha plans to perform for each mine include the operation of water treatment plants, demolition work, re-vegetation work, earth work and rinsing of the leach pad areas.

At December 31, 2004 the ARO per mine was composed as follows:

Mine	ARO
(in thousands of US$)
Maqui Maqui	21,554
Carachugo	35,747
La Quinua	22,703
Cerro Yanacocha	26,726
China Linda	302
107,031

Net Income

As a consequence of the foregoing, net income increased 22 percent from US$320.4 million in 2003 to US$390.3 million in 2004. As a percent of sales, net income increased from 30.9 percent in 2003 to 31.2 percent in 2004.

Results of Operations for the Twelve Months Ended December 31, 2003 and 2002

Sales

Sales increased 45 percent from US$713.4 million in 2002 to US$1,036.4 million in 2003, due principally to an increase of 24.7 percent in production and an increase of 17 percent in price per ounce of gold. The average price per ounce of gold increased from US$311 in 2002 to US$363 in 2003, which resulted in a total sales increase of approximately US$149 million for the year. Increased production resulted in a 25 percent increase in the quantity of gold sold, from 2,291,967 ounces in 2002 to 2,858,680 ounces in 2003. Production by mine was as follows:

Mine	2003	2002
	Ounces	Ounces
Yanacocha	813,132	903,581
La Quinua	1,146,757	765,756
Carachugo	826,920	585,250
Maqui - Maqui	64,334	30,997
	2,851,143	2,285,584

The increase in production at the La Quinua and Carachugo mines was due to higher levels of tonnage placed in leach pads, the higher level of head grade of ore placed and the improved grade of the pregnant solution from carbon columns contributions.

Costs applicable to sales

Costs applicable to sales increased 21 percent from US$313 million in 2002 to US$377 million in 2003, due primarily to higher operating cost, royalties and workers profit participation cost. Cash costs per ounce of gold decreased 3.8 percent from US$134 in 2002 to US$129 in 2003, primarily as a result of a lower operating cost per ounce of US$115 in 2002 compared to US$104 in 2003, and as result of an improved grade in ore mined and contributions of additional carbon columns at La Quinua and Cerro Yanacocha. This decrease was partially off-set by an increased workers participation cost per ounce of gold due to a higher applicable net taxable income. Operating costs increased from US$302.5 million in 2002 to US$316.3 million in 2003. Operating costs consist primarily of blasting, loading and hauling costs which increased in 2003 primarily as a result of an increase in fuel price to an average of US$1.83 per gallon in 2003 compared to US$1.43 per gallon in 2002. Additional increases in operating costs resulted from the increase in costs associated with Yanacocha's assistance to the City of Cajamarca.

The increase in the royalty expense paid to S.M.R.L. Chaupiloma Dos de Cajamarca (equivalent to 3 percent of net sales) was directly related to the increase in sales revenues. Royalty expense was US$31.7 million in 2003 compared to US$21.6 million in 2002. Workers profit participation expense is calculated based on taxable income and in accordance with Peruvian labor legislation. See "Item 4. Information on the Company-Yanacocha-Employees." This increase in workers profit participation expense is directly related to the increase of net taxable income. Workers' participation was US$44.5 million in 2003 and US$24.1 million in 2002.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased 28 percent from US$114.8 million in 2002 to US$146.8 million in 2003. This increase was attributable principally to leach pad expansion at the La Quinua (Stage 3) and Carachugo (Stage 9) mines, whose assets were depreciated for the entire year 2003. Yanacocha also incurred an additional depreciation expense of US$9.5 million in connection with its asset retirement cost as a result of the adoption of SFAS No. 143. In addition, Yanacocha capitalized less depreciation into inventory in 2003 than 2002 as a result of increased production and other additions to the property, plant and equipment contributed to the increase in depreciation.

Other expenses

Other expenses increased primarily due to the write-off of US$16.6 million for asset retirement cost related to the Maqui Maqui mine. This write-off was off-set by a US$1.3 million insurance payment received in connection with a settlement related to the remediation costs incurred in connection with mercury spill in 2000. See "Item 4. Information on the Company-Yanacocha-Legal Proceedings". In addition, the insurance payment was off-set by US$0.9 million in remediation costs incurred for public environmental clean-up and fines associated with general remediation liabilities.

Interest expense and other income

Interest expense and other income decreased 86 percent to US$1.1 million in 2003 from US$7.5 million in 2002. This decrease was due primarily to a decrease in Yanacocha's debt position from US$115 million in 2002 to US$67.0 million in 2003 and an increase in the amount of interest capitalized in 2003 to US$4.5 million from US$3.0 million in 2002 as a result of increased capital investments in construction.

Income tax provision

The increase in income tax provision was directly related to Yanacocha's increase in taxable income. The net effective tax rate was 25.6 percent in 2003 compared to 24.6 percent in 2002. The statutory rate for both years was a blend of 30 percent and 27 percent. The difference in the effective rate was a result of investment credits.

Cumulative effect of change in accounting principle

As explained above under Critical Accounting Policies, Yanacocha adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", on January 1, 2003 and recorded the estimated present value of reclamation liabilities ("asset retirement obligation" or "ARO") and increased the carrying amount of the related asset to be retired in the future. Yanacocha allocates the carrying amount of the related asset to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million for the carrying amount of the related asset, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities. As of December 31, 2003, Yanacocha recorded a decrease of US$26.4 million in ARO for the Cerro Yanacocha mine and an increase of US$16.6 million in the ARO for the Maqui Maqui mine. A net decrease of US$0.8 million was recorded for the other mines.

The ARO corresponds primarily to activities to be performed in the restoration of the mines and related areas once the gold extraction process has been finished. The principal activities that Yanacocha plans to perform for each mine include the operation of water treatment plants, demolition work, re-vegetation work, earth work and rinsing of the leach pad areas.

At December 31, 2003 the ARO per mine was composed as follows:

Mine	ARO
(in thousands of US$)
Maqui Maqui	25,111
Carachugo	25,606
La Quinua	17,929
Cerro Yanacocha	22,773
China Linda	329
91,748

Net Income

As a consequence of the foregoing, net income increased 62 percent from US$197.9 million in 2002 to US$320.4 million in 2003. As a percent of sales, net income increased from 27.7 percent in 2002 to 30.9 percent in 2003.

Non-GAAP information reconciliation

Operating cash cost per ounce of gold sold is defined as the total of costs applicable to sales less non-cash provisions for reclamation and remediation costs. Operating cash is comprised of operating costs, management fees, royalty expenses, selling expenses, write off of assets, workers' profit participation costs and credits for by-product sales. Operating cash cost is a non-GAAP financial measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. When analyzing operating performance, investors should use Operating cash cost in addition to, and not as an alternative to, cost of sales. Operating cash cost per ounce is derived from historical statements of income and is presented as supplemental information because management believes it provides additional information to evaluate operations. A reconciliation of Yanacocha's operating cash cost per ounce to U.S. GAAP cost of sales is presented below.

	2004		2003		2002
	US$	c/ per unit	US$	c/ per unit	US$	c/ per unit
Cost applicable to sales (U.S. GAAP)	450,825	148.3	377,214	132.0	312,980	136.6
Accretion expense	(6,025)	(2.0)	(6,534)	(2.3)	(6,876)	(3.0)
Other operating costs	608	0.2	(688)	(0.3)	943	0.4
Cash costs	445,408	146.5	369,992	129.4	307,047	134.0
Total ounces sold	3,039,873		2,858,680		2,291,967
Operating cash cost per ounce	146		129		134

Liquidity and Capital Resources

Cash provided by operating activities

At December 31, 2004, Yanacocha had cash and cash equivalents of US$69.8 million, substantially all of which were held in U.S. Dollars, as compared to US$46.4 million and US$46.8 million at December 31, 2003 and 2002 respectively. The 2003 figure excludes cash and cash equivalents in the Bank of New York established in connection with the Yanacocha Receivables Securitization. These funds were restricted and a portion was held in escrow for payment of Yanacocha's next interest and principal installments. In June 2004, the Trust Certificates issued in connection with the Yanacocha Receivables Securitization were paid in full, and at December 31, 2004, no restricted funds were held.

Yanacocha's operations generated a net cash flow of US$548.2 million in 2004, US$553.6 million in 2003 and US$320.0 million in 2002. The increase in net cash flow provided by operating activities in 2004 is primarily attributable to the increase in production and sales of gold, partially off-set by higher cash costs and income tax pre-payments. The increase in net cash flow in operating activities in 2003 was attributable to the increase in gold prices and gold ounces sold partially off-set by higher cash costs.

Cash used in investing activities

Net cash used in investing activities was US$231.4 million in 2004, US$205.7 million in 2003 and US$146.7 million in 2002. Investing activities consisted primarily of capital expenditures associated with the expansions of the La Quinua (stage 4) and Cerro Yanacocha (stage 6) leach pads. Yanacocha invested US$22.2 million and US$14.5 million, respectively, in 2004 for these projects. In addition, Yanacocha invested US$13.1 million in the construction of the new carbon column plant and stripping circuit for Carachugo mine, US$36.9 million in new mining equipment, US$20.4 for environmental and regional water management projects and the remaining balance in other ongoing expansion work. In 2003, investing activities consisted primarily of capital expenditures associated with the expansions of the La Quinua (stage 2 & 4) and Cerro Yanacocha (stages 5 & 6) leach pads. Yanacocha invested US$40.6 million and US$32 million, respectively, in 2003 for these projects. In addition, Yanacocha invested US$18.3 million in the construction of two new carbon column plants for each of La Quinua and Cerro Yanacocha mines, US$30.3 million in new mining equipment, US$24.4 for environmental and regional water management projects and the remaining balance in other ongoing expansion work. For 2002, principal capital expenditures were related to leach pad expansions (US$69.2 million), environmental expenditures (US$14.3 million), carbon column plant and new refinery (US$12.9 million) and other replacement capital.

Cash used in financing activities

Net cash used in financing activities was US$293.4 million in 2004, US$348.4 million in 2003 and US$136.9 million in 2002. In 2004, financing activities consisted basically of the repayments of long-term debt of US$95.5 million and dividends distributed to partners of US$280 million, slightly off-set by proceeds from debt of US$65.5 million. In 2003, financing activities consisted principally of the payment of long-term debt of US$47.6 million and dividend payments to partners of US$300.0 million. In 2002, financing activities consisted principally of the payments of dividends to partners of US$50.7 million and repayments of long-term debt of US$111.9 million, which was off-set by proceeds from long-term debt of US$28.8 million.

Exploration and Development Costs; Capital Expenditures

Yanacocha's exploration and development costs during the period from 1992 through 2004 were financed with a combination of internally generated funds, advances from partners and loans from DEG and IFC. For 2005, Yanacocha plans to spend approximately US$24.8 million on exploration and development that will be expensed and an additional US$3.4 million that will be capitalized and that relates to exploration activities for ore bodies that are currently classified as reserves. These exploration and development costs include all of the costs associated with exploration activities such as drilling services (which are subcontracted), geologists and metallurgical testing. Yanacocha is also planning to invest US$12.2 million to develop the Minas Conga ore body. See "Item 4. Information on the Company-Yanacocha-Exploration."

Yanacocha's capital expenditures from its formation in 1992 through 2004 were financed with a combination of internally generated funds, advances from shareholders, loans from DEG and IFC and proceeds from the Yanacocha Receivables Securitization (see Note 10 to the Yanacocha Financial Statements). Such capital expenditures have related principally to the development of the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants, at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, and the expansion of the leach pads for the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha's capital expenditures from its formation through December 31, 2004 totaled approximately US$1,640.1 million.

Yanacocha expects that it will meet its working capital, capital expenditure and exploration and development requirements for the next several years from internally generated funds, cash on hand, borrowings from banks and financial institutions. Yanacocha expects that it will not need additional financing if the price of gold remains over US$250 per ounce. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and development requirements, or that external funding will be available for such purpose on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity.

Yanacocha anticipates that its capital expenditures for 2005 will be approximately US$263.9 million (including the capitalized exploration costs referred to above).

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

Yanacocha's Trend Information

Other than as disclosed in this Annual Report, Yanacocha has informed the Company that it is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Yanacocha's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

The Company's Off-Balance Sheet Information

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Yanacocha's Off-balance Sheet Information

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Yanacocha's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

The Company's Contractual Obligations

The following table shows the Company's contractual obligations as of December 31, 2004:

		Payments Due By Period (in millions of Nuevos Soles)
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-Term Debt-------------...	110.5	67.1	43.4	N/A	N/A

Total Contractual Cash Obligations------..	110.5	67.1	43.4	N/A	N/A

As of December 31, 2004, the Company had no other commercial commitments.

Yanacocha's Contractual Obligations

The following table shows Yanacocha's contractual obligations as of December 31, 2004:

		Payments Due By Period (in thousands of U.S. Dollars)
		Less than	1-3	4-5	After 5
	Total	year	years	years	years
Long-Term Debt	32,582	13,333	17,176	2,073	N/A
Capital Lease Obligations	7,316	4,156	3,160	N/A	N/A
Reclamation and Remediation Liability	107,031	4,312	26,646	11,544	64,529
Open purchase orders	42,213	42,213	-	-	-
Other Long-Term Obligations (*)	59,625	20,361	21,642	11,084	6,538
Total Contractual Cash Obligations	248,767	84,375	68,624	24,701	71,067

___________

(*) Other long-term contracts include deferred workers compensation obligations, power and fuel supply contract commitments and fuel and inventory obligations.

Long-term debt reflects two IFC credit facilities for US$10 million, including estimated interest based on the December 2004 rate of 4.9%, and US$20 million, including estimated interest based on the December 2004 rate of 5.0%, respectively, which are collateralized by certain of Yanacocha's assets.

ITEM 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

The Board of Directors of the Company is responsible for policy decisions and overall direction of the Company and other corporate matters in accordance with the Company By-laws and the Peruvian Companies Law. The Company's executive officers oversee the business of the Company and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders (the "Annual Obligatory Meeting") for a three year term. The last election took place on March 25, 2005, and the next election is scheduled for March 2008. See Item 10. "Additional Information-Memorandum and Articles of Association".

The Company's current directors and executive officers are as follows:

Name	Position	Date First Appointed	Current Term Ends
Directors
Alberto Benavides de la Quintana(1)	Chairman of the Board	1980	March 2008
Norman Anderson	Director	1994	March 2008
Luis Coleridge	Director	2000	March 2008
Aubrey Laurence Paverd	Director	2002	March 2008
Felipe Ortiz-de-Zevallos	Director	2003	March 2008
Roque Benavides Ganoza(2)	Director	2004	March 2008
Germán Suárez Chávez(3)	Director	2005	March 2008

Executive Officers
Roque Benavides Ganoza(1)	President and Chief Executive Officer	2001
Carlos E. Gálvez Pinillos	Vice President and Chief Financial Officer	2001
Raúl Benavides Ganoza(1)	Business Development Vice President	1997
Mario Santillán Farje	Operations Vice President	1992
José Miguel Morales Dasso(1)	General Counsel	1970
César E. Vidal	Explorations Vice President	1996
Carlos Humberto Rodríguez Calle	Comptroller	1975

_______________

(1) Alberto Benavides de la Quintana is the father of Roque Benavides Ganoza and Raúl Benavides Ganoza, the father-in-law of José Miguel Morales Dasso and the brother of Jorge Benavides de la Quintana.

(2) Roque Benavides Ganoza replaced Jorge Benavides de la Quintana, who was a Director until July 2004

(3) Germán Suárez replaced Carlos Plenge Washburn, who was Director until March 2005.

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

Roque Benavides Ganoza, Director, President and Chief Executive Officer and member of the Nominating/Corporate Governance Committee. Mr. Benavides has been a director of the Company since July 2004 and was the Chief Financial Officer of the Company from 1985 to February 2001, when he was appointed President and Chief Executive Officer. Prior to that time, he served as Assistant to the Chairman of the Board of the Company from 1980 to 1985 and as a Project Engineer of the Company from 1977 to 1979. Mr. Benavides also has been an alternate member of the Executive Committee of Yanacocha since 1992 and was the General Manager of Recuperada S.A., formerly a majority-owned subsidiary of the Company that has since merged with the Company, from 1981 to 1996. He currently is serving as an executive officer of the Company and as a director of seven of the nineteen mining and mining-related subsidiaries or affiliates of the Company. He also has served as a director of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy) since 1988, serving as Chairman of the Board from 1993 to 1995. Mr. Benavides served as chairman of the Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) from 1999 to March 2001. In 2001, Mr. Benavides was appointed Vice Chairman of the World Gold Council. Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Católica del Perú (Pontifical Catholic University of Peru) in Lima, Peru in 1977 and an M.B.A. from Henley, The Management College of Brunnel University in 1980, completed the Program for Management Development at the Harvard Business School in 1985 and the Advanced Management Program at Templeton College of Oxford University in 1997.

German Suárez Chávez, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Suárez has been a director of the Company since March 2005. Mr. Suárez is an economist who was employed by the Central Bank from 1964 to 1990. From 1979 to 1980, Mr. Suárez represented Brazil and Peru at the International Monetary Fund ("IMF") and from 1981 to 1980 he served as an Official of the Ministry of Economy and Finance. Mr. Suárez served as Chairman of Banco de la Nacion from 1990 to 1992 and Chairman of the Central Bank of Peru from 1992 to 2001. He has also served as a representative of Banco de la Nación at Bladex, Extebandes and Arlabank, a member of the board of directors of Latin American Reserves Fund, and currently is member of the board of directors of La Pampilla Refinery (Relapasa) and Credicorp Ltd. From 1993 to 2001, he served as Governor of the IMF and Alternate Governer of the Inter-American Development. From 2000 to 2001 Mr. Suárez served as Chairman of the IMF G-24. Mr. Suárez graduated from UNMSM with a B.S. in Economics in 1965 and received an M.A. in Economics from Columbia University in 1969.

Carlos E. Gálvez Pinillos, Vice President and Chief Financial Officer. Mr. Gálvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer. As of March 2003, Mr. Gálvez is also an alternate member of Executive Committee of Yanacocha. He served as Deputy Manager of the Company's Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980. Mr. Gálvez has also served as director of the Colquirrumi and Coimolache, subsidiaries of the Company, and was appointed director of Conenhua in 2000, director of El Brocal in 2002, director of Contacto S.A. in 2005, and an alternate member of the Executive Committee of Yanacocha in 2003. He also has served as director of the Sociedad de Minería, Petróleo y Energía del Perú (Mining, Petroleum and Energy Society of Peru) since 2000. Prior to joining the Company, Mr. Gálvez served as Managerial Adjunct for Finance and Credit from 1977 to 1978 at Banco Minero del Perú (Mining Bank of Peru). He has also served as a board member of the Comité de Operación Económica del Sistema Eléctrico Nacional (Committee of Economic Operation of the National Electric System). Mr. Gálvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the University of the Pacific in 1980 and completed the Program for Management Development at The Harvard Business School in 1997.

Raúl Benavides Ganoza, Business Development Vice President. Mr Benavides has been the Business Development Vice President of the Company since 1992. He is also currently an alternate member of the Executive Committee of Yanacoha (1992-to date) and board member of several of the Company's subsidiaries. From 1984 to 1996 he was Manager of the Orcopampa mine. Prior to that time, Mr Benavides was a Manager of Operations from 1983 to 1984 and Chief of Mining from 1980 to 1983 at Colquirrumi. Since 1995, he has been a professor of mining administration at Pontificia Universidad Católica del Perú. Mr. Benavides also has served as Vice President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering) since 1994 and was also the President of the Instituto de Seguridad Minera del Perú (Mining Safety Institute of Peru) from 1996 to 2000. Mr. Benavides was a member of the Consulting Board for the National Occupational Safety Association from 2003 to 2004. Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Advanced Management Program at The Harvard Business School in 2001.

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

José Miguel Morales Dasso, General Counsel. Mr. Morales has been General Counsel to the Company since 1973. From 1992 to 1995, Mr. Morales served as an alternate member of the Executive Committee of Yanacocha. Mr. Morales has also served as a member of the Executive Committee of Yanacocha since 1995. Mr. Morales currently serves as a director of seven of the nineteen mining and mining-related subsidiaries or affiliates of the Company. In addition, he has served as a director of the Instituto Nacional de Derecho de Minería y Petróleo (National Institute of Mining and Petroleum Law), serving as its President from 1989 to 1990 and as a director of the Sociedad de Minería y Petróleo del Perú (Mining and Petroleum Society of Peru) since 1998, serving as its vice chairman since 2000. He has been a director of the following non-mining related companies: Almacenera del Perú S.A. from 1992, Inversiones Cosepa S.A. from 1979, Hotel Costa del Pacífico S.A. from 1994 and El Pacífico-Peruana Suiza Compañía de Seguros from 1979. Since 1973, he also has been a partner of Estudio Aurelio García Sayán-Abogados, a Lima law firm. In February 2003, Mr. Morales was elected president of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy). On January 31, 2005, Mr. Morales ended his tenure as President of Sociedad Nacional de Minería, Petróleo y Energía and was elected on March 16, 2005 President of Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) until 2007. Mr. Morales received his law degree from Pontificia Universidad Católica del Perú in 1968 and completed the Sloan Program at Stanford University's Graduate School of Business in 1976.

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

Compensation

During the year ended December 31, 2004, the aggregate amount of compensation paid by the Company to all directors and executive officers was approximately S/.17.1 million, including director's fees accrued in 2003 and paid in 2004. The Company does not disclose to its shareholders or otherwise make available public information as to the compensation of its individual directors or executive officers.

The Company has a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of the Company's ADSs. This program is in effect as long as the executives are employed by the Company at the settlement date of the program. See Note 19(b) to the Company Financial Statements.

Board Practices

The Audit Committee

The Audit Committee, composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders ("General Meeting"), and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews the Company's annual and quarterly financial statements, reviews financial statements before their presentation to the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or "CONASEV"), the Bolsa de Valores de Lima (Lima Stock Exchange) and the Commission and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Coleridge, Ortiz-de-Zevallos and Suárez.

The Compensation Committee

The Compensation Committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee are currently Messrs. Benavides de la Quintana, Ortiz-de-Zevallos and Suárez.

Nominating/Corporate Governance Committee

The Nominating/Corporate Committee is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders, and monitoring issues and practices related to corporate governance and to propose necessary actions in respect thereof. The members of the Nominating/Corporate Governance Committee are currently Messrs. Anderson, Coleridge, Paverd, Ortiz-de-Zevallos , Benavides Ganoza and Suárez.

Employees

At December 31, 2004, the Company, together with its subsidiaries, had 1,984 employees, of which 1,089 were on the Company's payroll. In addition, the Company has entered into arrangements with independent contractors, which employed 1,808 persons who worked at the Company's operations. Although the total number of employees has decreased since December 31, 1997, the Company has sought to strengthen its workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2004, the average tenure of the permanent laborers of the Company at the Julcani, Uchucchacua, Orcopampa and Recuperada mines (the only mines for which the Company has long-term historical records) was approximately 18 years.

Of the Company's 1,089 permanent employees, approximately 70 percent are members of eight different labor unions (three unions and one labor union committee for clerical workers and three unions and one labor union committee for permanent laborers), which represent all clerical workers and laborers in collective bargaining negotiations with the Company. Each of the labor unions is a company-based union with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in the Company's production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length, and set wages for the applicable period and include increases as negotiated and certain other employee benefits, such as overtime, bonuses and family benefits.

Compensation received by the Company's employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of the Company's employees and housing, hospitals and a full range of social services for the Company's permanent employees and their families at townsites near its mines in compliance with mining regulations. The Company voluntarily provides power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount, four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by the Company to the Fondo Nacional de Capacitación Laboral de Promoción del Empleo (FONDO EMPLEO), a fund to be established to promote employment and employee training.

Under Peruvian law, the Company may dismiss workers for cause by following certain formal procedures. The Company may dismiss a worker without cause, provided that the Company pays such worker a layoff indemnification in an amount equal to one and a half month's salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months' salary. Several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer's grounds, have limited the Company's ability to dismiss a worker without cause. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to one month's salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws enacted in 1991, the Company deposits funds for severance payments in a bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

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

In addition, the Company pays to ES SALUD nine percent of its total payroll for general health services for all permanent employees. Prior to May 1997, the Company was required to pay to ES SALUD one percent of its payroll of blue collar employees for employment-related illness and accidents (the "Workers Compensation Fund Payment"). In addition, Law No. 26790 also requires the Company to provide private insurance representing an average payment equal to 1.30 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards. As of December 1, 2004, the Company is no longer required to pay a total of 2 percent of its total payroll for the Extraordinary Solidarity Tax.

The Company has not experienced any strikes during the past five years.

Share Ownership

At April 30, 2005, directors and executive officers of the Company, as a group, owned 25,192,228 Common Shares, representing a percent beneficial ownership of Common Shares of 18.33 percent. The directors and executive officers of the Company do not own any Investment Shares.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

At April 30, 2005, the Company had outstanding 137,444,962 Common Shares, including 10,565,130 treasury shares, and 372,320 Investment Shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of April 30, 2005 with respect to each shareholder known to the Company to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers of the Company as a group.

Control of the Company*

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Benavides Family(1)	36,849,869	26.81	42,128	11.32	36,891,997	26.77
Fidelity Management & Research Co.	9,775,245	7.12	-	-	9,775,245	7.10
Cia Minera Condesa S.A.	10,565,130	7.69	30,988	8.33	10,596,118	7.69
Merrill Lynch IIF-World Gold Fund	5,000,000	3.64	-	-	5,000,000	3.63
Merrill Lynch Investment Managers Ltd. (U.K.).	8,805,590	6.41	-	-	8,805,590	6.39
AFP, Nueva Vida	4,106,120	2.99	-	-	4,106,120	2.98
AFP, Integra	4,106,453	2.99	-	-	4,106,453	2.98
AFP Horizonte.	3,728,397	2.72	-	-	3,728,397	2.71
Directors and Executive Officers as a Group	25,192,228	18.33	3,257	0.88	25,195,485	18.29

________________

(1) Includes Common Shares directly or indirectly owned by Alberto Benavides de la Quintana and certain members of his immediate and extended family and their spouses.

(2) The beneficial ownership of Common Shares adds up to more than 100 percent due to participation by certain members of the Benavides Family as Directors and/or Executive Officers of the Company.

* At April 30, 2005.

As of April 30, 2005, the Company estimates that 64,766,666 ADSs are held in the United States which represent approximately 47 percent of Common Shares outstanding. The number of institutional record holders of the Company's Common Shares (or of ADSs representing its Common Shares) in the United States was fifteen institutions at April 30, 2005.

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

Chaupiloma is owner of the mining rights developed by Yanacocha and received a 3 percent royalty on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to S/.82,350,000, S/.116,857,000 and S/.128,889,000 in 2002, 2003 and 2004, respectively, and are presented as royalty income in the consolidated statements of income.

Condesa received cash dividends from Yanacocha of approximately S/.83,070,000, S/.482,025,000 and S/.414,911,000 in 2002, 2003 and 2004, respectively.

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract expired on December 31, 2004 and was renewed in January, 2005 under the same terms. The revenues related to this service contract amounted to approximately S/.10,176,000 for the year-ended December 31, 2004 and S/.11,408,000 for the year ended December 31, 2003.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, Yanacocha and the Company singed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services amounted to approximately S/.13,265,000 in 2004 (S/.14,282,000 in 2003).

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

In or about March 2005, the Company entered into a settlement of litigation filed February 2, 2002, by Patrick Maugein against Newmont Mining Corporation, Compañía de Minas Buenaventura S.A.A. and certain affiliated corporate entities and named individuals. The lawsuit, filed in the United States District Court for the District of Colorado, was dismissed by the district court on January 15, 2004, and was pending on appeal before the United States Court of Appeals for the Tenth Circuit. As a result of the settlement, on or about March 25, 2005, that appeal has been dismissed with prejudice. A description of the claims brought in the lawsuit may be found in Item 8, Other Financial Information, Legal Proceedings, in the Company's Form 20-F, filed June 2, 2004.

Dividends and Dividends Policy

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

The dividend policy establishes that dividends will be not less than 20 percent of the Company's net profits. In principle there are two kinds of dividend payments: the interim dividends which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment which will be paid in accordance with the general shareholders' meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such annual obligatory shareholders' meeting and Board meeting of the Company, as well as to the availability of earnings to distribute. According to Peruvian Corporate Laws, there is an exception that permits holders of at least 20 percent of total Common Shares outstanding, require that not less than 50 percent of the after-tax profits of the Company during the previous year and legal reserve allocation be paid out in the form of dividends.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of eight percent of pre-tax profits (which may differ from pre-tax profits determined under Peruvian GAAP due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid. Next, remaining earnings are taxed at the standard corporate income tax rate, which is 30 percent since January 1, 2004. Not less than ten percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20 percent of the paid-in share capital. In addition, the holders of Common Shares can allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders. Any dividend approved by a shareholders' meeting of the Company after December 31, 2002 is subject to an additional withholding tax at the rate of 4.1 percent of the total amount of dividends distributed to the shareholders who either are (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) a non-domiciled company or entity. Dividends paid to domiciled companies or entities are not subject to such withholding tax. If any tax or other governmental charge will become payable by Banco Wiese Sudameris of Lima Peru, as custodian, the Depositary or the Company with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a balance sheet at any given time). The Company, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of financial statements which show the existence of net distributable income obtained during the current fiscal year. In the event that, following such an interim provisional payment, the Company suffers a loss or if it finishes its fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, it could legally require all shareholders (including holders of ADRs) to return such payment to the Company with interest. However, it has been and continues to be the Company's policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a "dividends paid in advance" account to be off-set by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2000 through 2001. Cash dividends with respect to these years were paid per Series A Share, Series B Share and ADS. Effective on May 3, 2002, the Company redesignated its Series B Shares and Series A Shares as Common Shares and each of the Company's ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, the Company modified the ratio of the Company's ADSs from two Common Shares per ADS to one Common Share per ADS. See "Item 4. Information on the Company-The Company-History and Development-History-Redesignation of the Company's Shares and ADSs":

Year ended December 31,	Per Series A Share(1)			Per Series B Share(1)			Per ADSs(1)			Per Investment Share(1)
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2000	0.1100	0.2550	0.3650	0.1100	0.2550	0.3650	0.2200	0.5100	0.7300	0.1100	0.2550	0.3650
2001	0.1100	0.2100	0.3200	0.1100	0.2100	0.3200	0.2200	0.4200	0.6400	0.1100	0.2100	0.3200

________________

(1) Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2000 and 2001, respectively.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the 2002, 2003 and 2004. Dividends with respect to such year were paid per Common Share and ADS.

Year ended December 31,	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2002(1)	0.3202	0.303	0.6232	0.6404	0.606	1.2464	0.3202	0.3030	0.6232
2003(2)	0.5453		0.5453	1.0906		1.0906	0.5453		0.5453
2003(2)	0.3282	0.5536	0.8818	0.3282	0.5536	0.8818	0.3282	0.5536	0.8818
2004	0.5312	0.585	1.1162	0.5312	0.585	1.1162	0.5312	0.585	1.1162

    Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2002.

    Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2003.

    Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2004.

In addition to the above mentioned cash dividends, in November 2002, the Company distributed stock dividends, which in the aggregate were equivalent to S/.2.8 million, in the form of El Brocal shares. In August 2003, the Company distributed an extraordinary stock dividend as of S/.0.5453 per share.

Minority Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of the minority shareholders that were formerly contained in Law No. 26985. Pursuant to Article 262-A of the Peruvian Companies Law, the Company will publish within sixty days after the Annual Obligatory Shareholders Meeting the total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares; the total amount of uncollected dividends; and where shares and dividends pending claim are available for the minority shareholders. The publication must be made in the official gazette "El Peruano" and on the Company's website. Article 262-B describes the procedure to request share certificates and/or dividends. Pursuant to Article 262-C, the Company is required to submit to CONASEV the list of shareholders that have and have not picked-up their share certificates and/or have or have not collected their dividends within 60 days of the required publication in El Peruano. Article 262-F contains the procedure to solve any claim that the minority shareholders may file.

Significant Changes

No significant change in the Company's financial affairs has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Trading Markets

Effective on May 3, 2002, the Company redesignated its Series B Shares and Series A Shares as Common Shares. From such date, each of the Company's ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, the Company modified the ratio of the Company's ADSs from two Common Shares per ADS to one Common Share per ADS. See "Item 4. Information on the Company-The Company-History and Development-History-Redesignation of the Company's Shares and ADSs". Accordingly, since May 3, 2002, the Common Shares and ADSs representing the Common Shares (each ADS representing two Common Shares) have been listed and traded on the New York Stock Exchange under the symbol "BVN". In addition, the Common Shares are listed and traded on the Lima Stock Exchange. The Investment Shares have been listed and traded on the Lima Stock Exchange since 1979.

At April 30, 2005 and December 31, 2004, the share capital with respect to the Common Shares was S/.549,779,848 represented by 137,444,962 shares and the share capital with respect to the Investment Shares was S/.1,489,280 represented by 372,320 shares. The Common Shares represent 100 percent of the outstanding share capital of the Company. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. At April 30, 2005, there were 1,167 owners of record of the Common Shares and 1,161 owners of record of the Investment Shares.

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

Trading Information

For the periods indicated prior to April 30, 2005, the table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Nuevos Soles. The table also includes for the same periods the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars from the date after the redesignation of the Company's Series B Shares and Series A Shares as Common Shares on May 3, 2002. See "Item 4. Information on the Company-The Company-History and Development-History-Redesignation of the Company's Shares and ADSs":

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2002 (after May 3, 2002)	8.18	50.64	31.00	51.26	30.77	20.11	0.15	35.67	22.87
2003	4.56	99.07	42.90	66.99	44.02	24.04	0.13	49.34	26.68
2004	2.21	101.17	69.36	109.38	29.45	19.62	0.18	69.90	50.93

Quarterly highs and lows
2003
1st quarter	1.27	48.79	42.90	13.38	28.14	24.04	0.03	28.67	26.68
2nd quarter	1.49	51.18	46.47	11.12	29.92	26.58	0.03	29.17	27.22
3rd quarter	1.15	66.66	57.87	13.80	39.17	32.87	0.03	33.84	29.01
4th quarter	0.65	99.07	78.39	28.69	44.02	28.74	0.04	49.34	41.34

2004
1st quarter	1.28	101.17	80.67	32.97	29.45	22.89	0.06	60.75	50.93
2nd quarter	0.40	88.36	69.36	24.10	25.90	19.62	0.05	64.00	55.67
3rd quarter	0.22	79.41	70.90	19.40	23.66	20.47	0.02	62.00	59.34
4th quarter	0.31	82.80	74.43	32.91	25.41	21.32	0.05	69.90	62.70

Monthly highs and lows
2004
December
2005
January	0.09	73.18	69.60	6.77	22.67	20.75	0.01	65.65	60.00
February	0.17	75.55	66.00	6.98	23.35	20.01	0.01	63.62	63.00
Marych	0.20	80.75	70.10	11.66	25.01	21.10	0.01	63.62	63.00
April	0.17	75.50	68.90	7.34	24.00	20.82	0.02	63.00	61.00

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

		Series A Shares(1)			Series B Shares(1)			ADSs(2)			Investment Shares(1)
		Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
		(in millions)	(in nominal S/. per share)		(in millions)	(in nominal S/. per share)		(in millions)	(in US$per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
	2000	23.61	33.67	20.25	26.34	34.93	20.29	17.63	22.25	10.37	0.68	25.71	20.90
	2001	0.30	28.17	22.67	19.20	36.15	24.23	29.25	21.16	13.68	0.06	26.44	18.80
	2002 (prior to May 3, 2002)

Quarterly highs and lows
2001
	1st quarter \	0.05	24.66	22.67	5.96	28.26	24.23	5.90	16.23	13.68	0.01	22.83	20.95
	2nd quarter	0.13	25.85	23.99	3.88	30.87	27.21	7.67	17.80	14.96	0.01	23.58	22.66
	3rd quarter	0.06	28.17	26.66	6.03	35.18	30.11	8.93	20.31	17.11	0.03	26.44	22.85
	4th quarter	0.06	26.83	25.12	3.33	36.15	31.65	6.75	21.16	18.27	0.01	20.93	18.80
2002
	1st quarter	0.18	37.47	31.00	3.78	44.69	37.69	11.74	26.12	21.79	0.04	30.86	22.87
	2nd quarter (through May 3, 2002)	0.25	46.87	45.48	1.34	47.50	45.94	13.96	30.77	25.68	0.05	35.67	31.51

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

Shareholders' Meetings

Pursuant to Peruvian law and the Company By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because the Company is a sociedad anónima abierta, it is subject to the special control of CONASEV, as provided in Article 253 of the Peruvian Companies Law. If the Company does not hold the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholder meeting required by the Peruvian Companies Law or the Company By-Laws, CONASEV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting, which will take place in a reasonable period of time. Other shareholder meetings are convened by the Board of Directors when deemed convenient for the Company or when it is requested by the holders of at least five percent of the Common Shares. If, at the request of holders of five percent of the Common Shares, the shareholder meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, CONASEV will call for such meeting. In CONASEV calls for a shareholders meeting, CONASEV will indicate the place, time and hour of the meeting, the agenda and the person who will preside. If it is a meeting other than the Annual Obligatory Meeting or a shareholder meeting required by the Peruvian Companies law or the Company By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting. Resolución CONASEV No. 111-2003-EF-94.10 approved provisions related to the right of the minority shareholders to obtain information regarding a sociedad anónima abierta such as the Company and to request CONASEV to call a shareholders meeting it is not called by the sociedad anónima abierta upon request. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholder meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder's shares, agrees to hold the shareholder meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholder meetings.

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

In accordance with Article 21 of the Company By-laws, only those holders of Common Shares whose names are inscribed in the Share Register not less than 10 days in advance of a meeting will be entitled to attend shareholder meetings and to exercise their rights.

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

The listing standards for the NYSE also require that United States domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the Board of Directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and does not require that these special governance bodies be composed partially or entirely of independent directors. Buenaventura maintains three committees, which include the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. The Board of Directors of Buenaventura has determined that Buenaventura's Audit Committee is composed entirely of independent directors, as defined in the NYSE's Listed Company Manual.

The NYSE's listing standards also require United States domestic companies to adopt and disclose corporate governance guidelines. In July 2002, CONASEV and a committee composed by regulatory agencies and associations prepared and published a list of suggested corporate governance guidelines called "Principles of Good Governance for Peruvian Companies." These principles are disclosed on Conasev web page: http://www.conasev.gob.pe. The Company's code of business conduct and ethics establishes the Company's principles of good corporate governance and, as indicated in "Item 16B. Code of Ethics," is posted on the Company's website.

Material Contracts

On March 16, 2005, the Company, Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. entered into a participation agreement (the "Participation Agreement") whereby, subject to certain closing conditions, the Company agreed to increase its ownership interest in Cerro Verde up to 20.1 percent and Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation and Summit Global Management B.V. (the "Sumitomo Group") agreed to acquire an ownership interest in Cerro Verde of between 21.0 and 24.99 percent in connection with a US$850 million expansion of the Cerro Verde operation to mine a primary sulfide ore body. Phelps Dodge will retain a majority interest in Cerro Verde. Cerro Verde intends to effect an increase in the Company's and the Sumitomo Group's ownership interests pursuant to three capital increases for an aggregate of 122,746,713 shares. The Company expects to invest, from internally generated funds, up to approximately US$175 million in Cerro Verde, which will partially finance the expansion of the Cerro Verde operation. Actual ownership percentages are contingent upon the number of shareholders who own shares of Cerro Verde, which are traded on the Lima Stock Exchange. The Participation Agreement has been filed as Exhibit 4.1 to this Annual Report.

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

Taxation

The following summarizes the material Peruvian and United States tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a "straddle" or "conversion transaction" for tax purposes and holders of ten percent or more of the voting shares of the Company. There is no tax treaty currently in effect between Peru and the United States, except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the United States which are subject to change and possibly with retroactive effect.

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

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax, at a rate of 4.1 percent of the dividend paid, when the dividend is paid to shareholders that are: (i) individuals, whether domiciled or non-domiciled in Peru or (ii) non-domiciled companies or entities. Distributions of additional Common Shares representing profits, distribution of shares which are not distribution of earnings or profits, as well as distribution of preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to Peruvian income or withholding taxes.

Capital Gains

Pursuant to Article 19, paragraph l, item 1, of the Peruvian Income Tax Law, as amended by Legislative Decree 945 effective since January 1, 2004, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if (i) in the case of individuals, the transaction is effect on or before December 31, 2006; and (ii) in the case of shareholders other than individuals, the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2006. Legislative Decree 945 also amended Article 2 of the Peruvian Income Tax Law to define: (i) capital gains as any revenue coming from the sale of capital assets; and (ii) capital assets as those assets whose purpose is not to be traded in the regular course of business of the owner of the assets. This definition of capital gains could imply that the gains effected from the sale or disposition of Common Shares on the Peruvian stock exchange (floor session) are not exempted from Peruvian income tax if such Common Shares are deemed not to be capital assets as defined in Article 2 of the Preuvian Income Tax Law. However, Article 2 of the Peruvian Income Tax Law also provides that the sale of shares and similar securities is an operation which produces capital gains. Therefore, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if the seller is an individual and the transaction is effected on or before December 31, 2006 or, if the seller is not an individual, the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2006. There is no assurance that this exemption will be extended beyond December 31, 2006.

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

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or Common Shares. No stamp, transfer or similar tax applies to any transfer of Common Shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15 percent of value sold), fees payable to CONASEV (0.05 percent of value sold), brokers' fees (about 0.05 percent to 1 percent of value sold) and added taxes (at the rate of 19 percent) on commissions and fees. Any investor who sells its Common Shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the Common Shares.

United States Federal Income Tax Considerations

Assuming the obligations contemplated by the Amended and Restated Deposit Agreement are being performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for United States federal income tax purposes as the owners of the Common Shares represented by those ADSs.

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15 percent U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive US income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradeable on an established securities market in the U.S. The ADSs are traded on the New York Stock Exchange. As a result, the Company believes it should be treated as a qualified foreign corporation with respect to payouts to its ADS holders and, therefore, dividends paid to an individual U.S. holder with respect to ADSs should be taxed at a maximum rate of 15 percent. The maximum 15 percent tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. Dividends paid in Nuevos Soles are includible in a United States dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Nuevos Soles for a different amount of U.S. Dollars will be United States source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax but in other circumstances may constitute a taxable dividend.

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

If the Company were a PFIC in any year during which a U.S. Holder owned ADSs or Common Shares, the Company would not be treated as a "qualified foreign corporation" for purposes of qualifying dividends paid to a U.S. Holder for the preferential 15 percent maximum U.S. tax rate noted above and the U.S. Holder would be subject to additional taxes on any excess distributions received from the Company and any gain realized from the sale or other disposition of ADSs or Common Shares (regardless of whether the Company continued to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on ADSs or Common Shares during a taxable year exceed 125 percent of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period for the ADSs or Common Shares). To compute the tax on an excess distribution or any gain, (i) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period for the ADSs or Common Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

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

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Common Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Common Shares may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by carrying its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification number in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN; or other successor Form, or (iv) otherwise establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder's United States Federal income tax liability.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files annual reports and other information to the Commission. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279-0001. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by the Company to the Commission may be accessed through this web site.

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

The Company is engaged in gold, silver and zinc price hedging activities, such as forward sales and options contracts. The Company hedges for risk management purposes only and does not hold or issue financial instruments for trading purposes. See Note 35 to the Company Financial Statements.

Forward sales agreements obligate the Company to sell gold, silver or zinc at a specified price on a specified date. Put options provide the buyer with the right, but not the obligation, to sell gold, silver or zinc at the contract price. Call options provide the buyer with the right, but not the obligation to purchase gold, silver or zinc at the contract price.

Effective January 1, 2003, the Company adopted IAS 39, "Financial Instruments - Recognition and Measurement". The Company does not meet all the criteria established in IAS 39 to account for all the prevailing derivative instruments as cash flow hedges. The criteria refer to formal documentation and testing of the effectiveness of the derivative instruments. The Company's subsidiary, Sociedad Minera El Brocal S.A.A., has entered into future contracts (zinc and silver) that qualify for cash flow hedge accounting. Upon adopting IAS 39, El Brocal prepared formal documentation of its future contracts and tested their effectiveness. El Brocal has tested the effectiveness of such contracts on a quarterly basis thereafter to determine if they still qualify for cash flow hedge accounting. Therefore, the Company recognized revenues of S/.44,760,000 in 2002, losses of S/.20,812,000 in 2003 and losses of S/.73,403,000 in 2004 in connection with derivative operations settled in these years, which are reflected as "realized gain (loss) in derivative instruments" in the consolidated statements of income, and the subsidiary El Brocal recognized revenues of S/.7,585,000 in 2002, S/.5,405,000 in 2003 and losses of S/.20,158,000, in 2004 in connection with hedging operations settled in these years, which are reflected as "net sales" in the consolidated statements of income.

At December 31, 2004 the estimated fair value of the net hedging position (price hedging activities) was negative by S/.338,779,000. Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment. Changes in assumptions and market conditions could significantly affect these estimates. Factors used in determining the fair value of gold, silver, zinc and other metals call options are the contracted sales price of gold, silver, zinc or other metals to current spot price and the probability of movements in the price of gold, silver, zinc or other metals over the term of the option. As at December 31, 2004, the combination of the current spot price and the probability of future price changes has had a significant effect on the fair value of gold, silver, zinc or other metals call options sold. However, the effect of the probability of future price changes on the fair value estimate diminishes over the life of the option.

To minimize future fluctuations in the consolidated results of operations, the Company entered into transactions that closed out approximately two thirds of its outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of the same quantity of gold over future periods that do not extend beyond 2012. Under the terms of the contracts, the Company will realize capped prices ranging from US$332 to US$451 per ounce. The fair value of these contracts, S/.710,682,000, was calculated immediately prior to their execution and recorded as "deferred revenue from sale of future production" in the consolidated balance sheet as of December 31, 2003. In 2004 Buenaventura delivered 198,000 ounces of gold as part of the sale contracts above mentioned. As a consequence Buenaventura recognized revenues of S/.68,837,000 in the caption "realized revenue from sale of future production" in the consolidated statements of income as of December 31, 2004. Buenaventura is committed to sell 1,844,000 ounces of gold at prices ranging from US$332 to US$451 per ounce until December 2011. These contracts are accounted for as normal sales contracts..

Gold Commodity Contracts

The tables below are expressed in ounces of gold and in US$/oz.

Gold Forward Sales Contracts. The Company had the following gold forward sales contracts at December 31, 2004:

	Expected Maturity/Transaction Date
Gold Forward Sales Contracts	2005	2006	2007	2008	2009	After 2009	Total	Fair Value US$
Ounces	80,000	80,000	80,000	80,000	40,000	-	360,000	*
Average price US$/oz	343.00	343.00	343.00	343.00	343.00	-	343.00

Fixed forward sales contracts provide for delivery of a specified number of ounces at a specified price and date. They are marked to market with the change reflected in income.

Gold Call Option Contracts. The Company had the following gold call options contracts at December 31, 2004:

	Expected Maturity/Transaction Date
Gold Call Option Contracts	2005	2006	2007	2008	2009	After 2009	Total	Fair Value US$
Ounces	84,000	60,000	60,000	120,000	60,000	105,000	489,000	*
Average price US$/oz	375.00	350.00	348.75	382.50	345.00	345.00	360.43

Fixed purchased call option contracts generate the obligation to sell a specified number of ounces at a specified strike price; they are marked to market with the change reflected in income.

Gold Convertible Put Option Contracts. The Company had the following gold convertible put option contracts at December 31, 2004:

	Expected Maturity/Transaction Date
Gold Convertible Put Option Contracts	2005	2006	2007	2008	2009	After 2009	Total	Fair Value
Knock-in contracts
Ounces	120,000	-	-	-	-	-	-
Average price US$/oz	300.00	-	-	-	-	-	-
Knock-out contracts								*
Ounces	30,000	30,000	30,000	30,000	30,000	52,500	202,500
Average price US$/oz	345.00	345.00	345.00	345.00	345.00	345.00	345.00

Knock-out/knock-in option contracts are contingent bought put options that might terminate (or knock-out) or convert (or knock-in) to bought put options, depending on certain market conditions. Referred contingent option contracts are marked to market with changes reflected in income.

Normal Sales. The Company had the following normal sales contracts outstanding at December 31, 2004:

	Expected Maturity/Transaction Date
Normal Sales	2005	2006	2007	2008	2009	After 2009	Total	Fair Value
Ounces	208,000	308,000	328,000	188,000	263,000	549,000	1'844,000
Average price - cap US$/oz	340.72	337.89	337.53	341.65	381.50	421.82	369.74

(*) The fair value of gold forward sales contracts, gold call option contracts and gold convertible put option contracts accounted for US$100,741,574 at December 31, 2004.

The Company regularly examines its strategy with regard to hedging. The Chief Executive Officer, the Chief Financial Officer and the Commercial Deputy Manager of the Company coordinate the Company's day-to-day hedging activities.

Hedging Contracts

As of April 30, 2005, the Company had entered into the following hedging contracts:

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

(4) A contract for the sale of 30,000 ounces of gold per year, or 7,500 ounces of gold per quarter, at a fixed price of US$345 per ounce, with quarterly maturities from January 2005 through July 2012. If the gold price is below US$279.50 per ounce between January 2003 and July 2007, the outstanding gold ounces of this period will be cancelled. However, if the gold price at the end of a quarter is greater than US$345 per ounce between January 2008 and July 2011, greater than US$396 per ounce between January 2011 and October 2011, greater than US$404 per ounce between January 2012 and October 2012, the Company is required to sell to the buyer in that quarter, twice the volume of ounces previously settled for that maturity. The buyer has the right but not the obligation to terminate separately, no later than 15 calendar days prior to the maturity of the nearest option maturity, the gold options maturing from October 2007 to July 2008, from October 2008 to July 2009, from October 2009 to July 2010, from October 2010 to July 2011, and from October 2011 to October 2012.

(5) As of December 31, 2003, the Company restructured a contract for the sale of 310,000 ounces of gold at a fixed price of US$332 per ounce, with quarterly maturities from June 2003 through March 2008 (5,000 ounces per quarter for 2003, 12,500 ounces for March 2004 and 7,500 ounces for the remaining quarters of 2004, 10,000 ounces per quarter for 2005, 22,500 ounces per quarter for 2006, 25,000 ounces per quarter for 2007, and 30,000 ounces for March 2008). If, however, the price of gold two business days before the end of a quarter is higher than US$332 per ounce, the Company is instead required in that quarter to sell to the buyer twice the volume of ounces previously settled for that maturity.

Pursuant to the restructuring, the Company will deliver physical gold as follows: 25,000 ounces of gold for March 2004 and 15,000 ounces of gold per quarter for the remaining quarters of 2004, 20,000 ounces of gold per quarter for 2005, 50,000 ounces of gold per quarter for 2006, 50,000 ounces of gold per quarter for 2007, and 60,000 ounces of gold for March 2008. If on the pricing date the gold price is greater than US$332 per ounce, then the contract price will equal US$332 per ounce for that value date. If on the pricing date the gold price is below US$332 per ounce, then the contract price for that value date will be US$332 per ounce for 50 percent of the scheduled volume, while the applicable gold price for the other 50 percent will be the market price.

(6) As of December 31, 2003, the Company restructured a contract for the sale of 60,000 ounces of gold per year or 15,000 ounces of gold per quarter at a fixed price of US$347.50 per ounce, with quarterly renewals for up to eight years, commencing March 2004 through December 2011 if the gold price is above US$290 per ounce.

Pursuant to the restructuring, the Company will deliver physical gold according to the referred quarterly volumes and maturities for March 2004 through December 2011 Under this variable contract price Bullion trades, if on the pricing date the gold price is greater than US$ 290 per ounce, then the contract price will equal US$347.50 per ounce for that value date. If on the pricing date, the gold price is at or below US$290 per ounce the contract price for that value date and all subsequent volume dates will be equal to the gold price on the relevant price date minus US$0.10.

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

(8) On December 31, 2003, the Company restructured a contract for the sale of calls for 20,000 ounces of gold per month at the strike price of US$400 per ounce for the period from January 2008 through December 2008, together with 27,000 ounces of gold per month at the strike price of US$415 per ounce for the period from January 2009 through December 2009.

Pursuant to the restructuring, as of December 22, 2004, the Company will deliver physical gold according to the following volumes and maturities: 27,000 ounces of gold per month or 135,000 ounces in total for the period January 2009 through May 2009; 20,000 ounces of gold per month or 240,000 ounces in total for the period January 2010 through December 2010; and 27,000 ounces of gold per month or 189,000 ounces in total for the period June 2011 through December 2011. If on the pricing date, the bullion reference price is greater than US$415, US$436 or US$451 per ounce during 2009, 2010 and 2011 respectively, then the maximum contract price will either be US$415, US$436 or US$451 per ounce for the value date. If on the pricing date, the bullion reference price is below US$415, US$436 or US$436 per ounce during 2009, 2010 and 2011 respectively, then the contract price will be the market price.

As of December 31, 2004, El Brocal has no open hedging positions pending settlement. However, pursuant to a contract with Trafigura Beheer B.V., El Brocal must deliver zinc concentrates to Cormin Peru S.A. at the price fixed. El Brocal is required to deliver 1,809 metric tons at a fixed price of US$929 in March 2005, 1,736 metric tons at a fixed price of US929 in April 2005, 1,736 metric tons at a fixed price of US$927 in May 2005 and 1,736 metric tons at a fixed price of US$935 in June 2005.

Exchange Rate Sensitivity

The Company entered into a forward currency exchange contract for US$7,414,000, at rates ranging between S/.3.554 to S/.3.589 per U.S. Dollar and with stated maturities similar to time deposits. See Note 6 to the Company Financial Statements. In 2004, this forward currency exchange contract generated a loss of approximately S/.1,818,000 (S/.2,436,000 in 2003) due to a lower market exchange rate compared to the contract exchange rate. At December 31, 2004, the fair value of this contract was S/.2,182,000 (S/.737,000 at December 31, 2003) and is presented as "other current liabilities" in the consolidated balance sheets. See Note 31 to the Company Financial Statements.

Interest Rate Sensitivity

As of December 31, 2004, the Company's subsidiary, Sociedad Minera El Brocal S.A.A. entered into an interest rate contract that swapped 90 days LIBOR for a fixed annual rate of 3.05 percent on a nominal value of US$4,583,333; this swap agreement has a stated maturity of September 2006. During 2003, the liquidation of this liability and other swap operations generated a loss of approximately S/.718,000, which is presented as part of financial expenses, in the Statements of Income. During 2004, this operation generated a loss of approximately S/.254,000, explained by the drop of the Libor with respect to the fixed rate. As of December 31, 2003, the Company had a liability of S/.293,000 in connection with the fair value of these contracts, which is recorded as derivative instruments in the Balance Sheets. As of December 31, 2004, the fair value of these contracts was insignificant.

ITEM 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Evaluation of disclosure controls and procedures.

As of December 31, 2004, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Changes in internal controls.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, as well as all other employees. Our code of business conduct and ethics is posted on, and we intend to disclose any amendments to, or waivers from our code of business conduct and ethics on, our website which is located at http://www.buenaventura.com. The information on the Company's website is not a part of, nor incorporated into, this document.

ITEM 16C. Principal Accountant Fees and Services

Ernst & Young has served as the Company's independent public accountant for each of the fiscal years in the two-year period ended December 31, 2003 and 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually at the General Meeting. The Audit Committee proposed at the General Meeting that Ernst & Young be elected as the independent auditor for 2005.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young for 2003 and 2004.

Year ended December 31,
	2003	2004
Audit Fees	US$252,118	US$313,270
Audit-Related Fees	─	US$70,000
Tax Fees	US$87,225	US$82,000
All Other Fees	─	─

Audit Fees. Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits.

Audit-related Fees. The Company had no audit-related fees for 2003 for financial accounting and reporting consultations. In 2004, audit-related fees were incurred in connection with a quality assurance review of the initial implementation of the United States Sarbanes-Oxley Act of 2002.

Tax Fees. Tax fees in the above table are fees billed by Ernst & Young for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other Fees. The Company had no Other Fees for 2003 and 2004.

Audit Committee Pre-approval Policies and Procedures

The Company's Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors (the "Policy"). In accordance with the Policy, the Audit Committee must pre-approve the provision of services by the Company's independent auditor for all audit and non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members and engagement letter is executed. The Audit Committee approved all audit, tax and audit-related fees in 2004.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2004, neither the Company nor any person acting on the Company's behalf made any purchase of the Company's common shares.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

Please refer to Item 19.

ITEM 19. Exhibits

Page
(a) Index to Financial Statements and Schedules
COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Report of Independent Auditors	F-1
Consolidated financial statements
Consolidated balance sheets as of December 31, 2003 and 2004	F-2
Consolidated statements of income for the years ended December 31, 2002, 2003 and 2004	F-3
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2002, 2003 and 2004	F-4
Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004	F-5
Notes to the consolidated financial statements	F-7

MINERA YANACOCHA S.R.L.

Report of the Independent Auditors	F-67
Financial statements
Balance sheets as of December 31, 2003 and 2004	F-68
Statements of income for the years ended December 31, 2002, 2003 and 2004	F-69
Statements of changes in Partners' Equity for the years ended December 31, 2002, 2003 and 2004	F-70
Statements of cash flows for the years ended December 31, 2002, 2003 and 2003	F-71
Notes to the financial statements	F-72

(b) Index to Exhibits

1.1 By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

1.2 By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

4.1 Participation Agreement among Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. dated March 16, 2005

11 Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)
12.1 Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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

Dated: May 27, 2005

Index to the Financial Statements

Page

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Report of Independent Auditors, issued by Ernst & Young F-1

Consolidated financial statements

Consolidated Balance Sheets as of December 31, 2003 and 2004 F-2

Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004 F-3

Consolidated Statements of Changes in Shareholders' Equity for the years ended
December 31, 2002, 2003 and 2004 F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2002,
2003 and 2004 F-5

Notes to the Consolidated Financial Statements F-7

Minera Yanacocha S.R.L.

Report of the Independent Auditors F-67

Financial statements

Balance Sheets as of December 31, 2003 and 2004 F-68

Statements of Income for the years ended December 31, 2002, 2003 and 2004 F-69

Statements of Changes in Partners' Equity for the year ended December 31,
2002, 2003 and 2004 F-70

Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004 F-71

Notes to the Financial Statements F-72

Report of Independent Registered Public Accounting Firm

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the Company) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2003 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has a 43.65 percent interest) have been audited by other auditors, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the report of the other auditors. In the consolidated financial statements of the Company, the investment and share in the net income of Minera Yanacocha S.R.L. amount to approximately S/1,101.0 million and S/1,152.2 million at December 31, 2003 and 2004, and S/361.5 million, S/515.7 million and S/583.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of the auditors of Minera Yanacocha S.R.L. provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the auditors of Minera Yanacocha S.R.L., the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in Peru, which differ in certain respects from U.S. generally accepted accounting principles (see notes 39 and 40 to the consolidated financial statements).

Effective January 1, 2003, the Company adopted the IAS 39, Financial Instruments - Recognition and Measurement, and together with its affiliate Minera Yanacocha S.R.L., modified its accounting policy to record its long-lived assets retirement obligations, see notes 2 and 3 to the consolidated financial statements.

Countersigned by:

/S/ VICTOR BURGA_____
Víctor Burga
C.P.C. Register No.14859

Lima, Peru
February 18, 2005, except for notes 39 and 40,

as to which the date is March 31, 2005

	Note	2003	2004	2004		Note	2003	2004	2004

		S/(000)	S/(000)	US$(000) (Note 4)			S/(000)	S/(000)	US$(000) (Note 4)
Assets					Liabilities and shareholders' equity, net
					Current liabilities
Current assets					Bank loans	17	23,461	13,150	4,005
					Trade accounts payable	18	52,699	61,188	18,638
Cash and cash equivalents	6	398,551	614,862	187,287	Other current liabilities	19	86,125	142,696	43,465
Investment funds	7	54,881	86,971	26,491	Derivative instruments	35	99,893	70,927	21,604
Trade accounts receivable	8	74,266	97,061	29,565	Current portion of long-term debt	20	70,453	36,332	11,067
Other accounts receivable, net	9	23,471	12,248	3,731	Deferred income from sale of future production	35	68,841	74,937	22,826
Accounts receivable from affiliates	38	37,698	46,078	14,035	Total current liabilities		401,472	399,230	121,605
Inventories, net	10	77,232	69,353	21,125
Current portion of prepaid tax and expenses	11	45,544	40,471	12,327
					Other long-term liabilities	19	76,853	74,030	22,550
					Derivative instruments	35	307,826	267,852	81,588
					Long-term debt	20	45,468	15,031	4,578
Total current assets		711,643	967,044	294,561	Deferred income from sale of future production	35	641,122	568,772	173,248
					Total liabilities		1,472,741	1,324,915	403,569
					Minority interest	21	48,428	66,347	20,209
Long - term accounts receivable	9	5,008	4,574	1,393
Prepaid tax and expenses	11	7,552	14,059	4,282
Investments in shares	12	1,443,035	1,531,347	466,447	Shareholders' equity, net
Property, plant and equipment, net	13	408,132	452,214	137,745	Capital stock, net of treasury shares of
Mine development costs, net	14	123,821	143,258	43,636	S/49,659,000 in 2003 and 2004	22	596,755	596,755	181,771
Deferred stripping costs	15	56,056	56,056	17,075	Investment shares, net of treasury shares of
Mining concessions and goodwill, net	16	168,130	157,544	47,988	S/66,000 in 2003 and 2004		1,683	1,683	513
Deferred income tax and workers' profit sharing asset, net	32	297,441	245,299	74,718	Additional paid-in capital		610,659	610,659	186,006
Total assets		3,220,818	3,571,395	1,087,845	Legal reserve		99,286	129,276	39,378
					Retained earnings		217,874	734,982	223,875
					Cumulative translation loss		(29,395)	(148,513)	(45,237)
					Cumulative unrealized gain on investments in shares carried at fair value		209,130	256,331	78,078
					Total shareholders' equity, net		1,699,649	2,180,133	664,067
					Total liabilities and shareholders' equity, net		3,220,818	3,571,395	1,087,845

The accompanying notes are an integral part of these consolidated balance sheets
	Note	2002	2003	2004	2004

		S/(000)	S/(000)	S/(000)	US$(000) (Note 4)
Operating revenues
Net sales	24	575,707	735,306	908,441	276,711
Income realized from sale of future production	35	-	-	68,837	20,968
Royalties income	38	82,350	116,857	128,889	39,260
Total revenues		658,057	852,163	1,106,167	336,939
Costs of operation
Operating costs	25	273,686	302,572	338,074	102,977
Exploration and development costs in operational mining sites	26	77,660	85,715	127,169	38,736
Depreciation and amortization	13(c )	43,195	49,118	59,473	18,115
Total costs of operation		394,541	437,405	524,716	159,828
Gross margin		263,516	414,758	581,451	177,111
Operating expenses
Exploration costs in non-operational mining sites	27	40,309	59,255	88,241	26,878
General and administrative	28	79,298	123,161	76,866	23,413
Royalties to third parties	37(b )	14,681	25,142	24,918	7,590
Selling	29	24,314	25,776	17,839	5,435
Amortization of mining concessions and goodwill	16	17,441	15,578	15,598	4,749
Royalties to the Peruvian Government	19(d )	-	-	6,639	2,022
Asset impairment loss and write-off		1,634	4,691	2,889	880
Total operating expenses		177,677	253,603	232,990	70,967
Operating income		85,839	161,155	348,461	106,144
Other income (expenses)
Share in affiliated companies	12(b )	353,963	557,558	575,858	175,406
Gain (loss) from change in the fair value of derivative instruments	35	-	(647,218)	14,629	4,456
Interest income	30	9,215	7,785	12,132	3,694
Realized gain (loss) in derivative instruments	35	44,760	(20,812)	(73,403)	(22,359)
Gain (loss) from exposure to inflation	2(a )	(3,312)	321	(22,483)	(6,849)
Interest expense	30	(16,702)	(8,687)	(7,515)	(2,289)
Loss from sale of subsidiary's shares		(7,069)	-	-	-
Other, net	31	2,954	(12,804)	(13,505)	(4,114)
Total other income (expenses), net		383,809	(123,857)	485,713	147,945

Income before workers' profit sharing, income tax, minority interest and cumulative effect of accounting change		469,648	37,298	834,174	254,089
Provision for workers' profit sharing	32(a )	(1,613)	62,887	(18,356)	(5,591)
Provision for income tax	32(a )	(26,859)	198,286	(101,997)	(31,068)
Income before minority interest and cumulative effect of accounting change		441,176	298,471	713,821	217,430
Minority interest	21	(25,461)	(51,023)	(28,171)	(8,581)
Income before cumulative effect of accounting change		415,715	247,448	685,650	208,849
Cumulative effect of accounting change for mine closing costs	3	-	(72,295)	-	-
Net income		415,715	175,153	685,650	208,849
Basic and diluted earnings per share before cumulative effect of accounting change, stated in Peruvian nuevos soles and U.S. dollars	33	3.27	1.95	5.39	1.64
Cumulative effect of accounting change for mine closing costs		-	(0.57)	-	-
Basic and diluted earnings per share, stated in nuevos soles and U.S. dollars	33	3.27	1.38	5.39	1.64
Weighted average number of shares outstanding		127,236,219	127,236,219	127,236,219	127,236,219

	Capital stock, net of treasury shares
	Number of shares	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Retained earnings	Cumulative translation gain (loss)	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized loss on derivative instruments	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1st, 2002	126,235,832	181,777	533	552,019	39,563	835,067	6,315	-	-	1,615,274
Declared and paid dividends, note 22(f)	-	-	-	-	-	(75,292)	-	-	-	(75,292)
Capitalization of retained earnings, notes 22(a) and 22(b)	-	448,520	1,216	-	-	(449,736)	-	-	-	-
Transfer to legal reserve	-	-	-	-	41,974	(41,974)	-	-	-	-
Gain from sale of ADR's, note 22(e)	644,000	925	-	24,267	-	-	-	-	-	25,192
Purchase of Investment shares	-	-	(14)	(146)	-	-	-	-	-	(160)
Cumulative gain for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A., note 22(g)	-	-	-	-	-	-	1,054	-	-	1,054
Increase of nominal value of treasury shares maintained by subsidiary	-	(34,467)	(52)	34,519	-	-	-	-	-	-
Net income	-	-	-	-	-	415,715	-	-	-	415,715
Balance as of December 31, 2002	126,879,832	596,755	1,683	610,659	81,537	683,780	7,369	-	-	1,981,783
Declared and paid dividends, note 22(f)	-	-	-	-	-	(159,164)	-	-	-	(159,164)
Investments in shares maintained at fair value, note 2(f)	-	-	-	-	-	(5,957)	-	209,130	-	203,173
Loss in the initial valuation of derivative instruments, note 2(s)	-	-	-	-	-	(458,189)	-	-	-	(458,189)
Gain in the initial valuation of derivative instruments classified as hedging instruments held by subsidiary, note 2(s)	-	-	-	-	-	-	-	-	1,742	1,742
Loss from change in the fair value of derivative instruments classified as hedging instruments held by subsidiary, note 35(a)	-	-	-	-	-	-	-	-	(8,085)	(8,085)
Transfer to legal reserve	-	-	-	-	17,749	(17,749)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., mantained through Compañía Minera Condesa S.A., note 22(g)	-	-	-	-	-	-	(36,764)	-	-	(36,764)
Net income	-	-	-	-	-	175,153	-	-	-	175,153
Balance as of December 31, 2003	126,879,832	596,755	1,683	610,659	99,286	217,874	(29,395)	209,130	(6,343)	1,699,649
Declared and paid dividends, note 22(f)	-	-	-	-	-	(139,464)	-	-	-	(139,464)
Investments in shares maintained at fair value, note 2(f)	-	-	-	-	-	-	-	47,201	-	47,201
Change in the fair value of derivative instruments of Subsidiary, note 35(a)	-	-	-	-	-	-	-	-	5,303	5,303
Transfer to legal reserve	-	-	-	-	29,990	(29,990)	-	-	-	-
Other	-	-	-	-	-	912	-	-	-	912
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A., note 22(g)	-	-	-	-	-	-	(119,118)	-	-	(119,118)
Net income	-	-	-	-	-	685,650	-	-	-	685,650
Balance as of December 31, 2004	126,879,832	596,755	1,683	610,659	129,276	734,982	(148,513)	256,331	(1,040)	2,180,133
	2002	2003	2004	2004
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)
Operating activities
Collection from customers	566,562	733,646	885,646	269,767
Collection of dividends	83,098	482,025	419,782	127,865
Collection of royalties	80,560	112,354	120,136	36,593
Collection of interest	9,243	8,827	11,909	3,627
Payments to suppliers and third parties	(289,828)	(347,109)	(388,709)	(118,401)
Payments of exploration expenditures	(98,612)	(128,684)	(172,215)	(52,457)
Payments to employees	(102,048)	(101,629)	(119,594)	(36,428)
Payments of income tax	(30,872)	(38,509)	(44,478)	(13,547)
Payments of royalties	(13,337)	(25,976)	(27,248)	(8,299)
Payments of interest	(14,457)	(8,686)	(5,170)	(1,574)
Net cash provided by operating activities	190,309	686,259	680,059	207,146

Investing activities
Purchase of property, plant and equipment	(66,508)	(67,814)	(96,507)	(29,396)
Collections (payments) from derivative instruments settled, net	44,760	(20,812)	(73,403)	(22,359)
Development expenditures	(23,998)	(38,504)	(38,611)	(11,761)
Increase of investment fund	-	(53,068)	(34,735)	(10,580)
Decrease on time deposit in local currency	-	-	(24,255)	(7,388)
Payments by purchase of investments in shares	(11,927)	(4,663)	(8,084)	(2,463)
Proceeds from sale of plant and equipment	1,008	2,464	1,595	486
Proceeds from sale of investments in shares	4,323	3,059	330	101
Net cash used in investing activities	(52,342)	(179,338)	(273,670)	(83,360)

Financing activities
Payments of dividends, note 22(f)	(72,265)	(159,164)	(139,464)	(42,481)
Decrease of bank loans, net	(74,218)	(22,921)	(10,311)	(3,141)
Proceeds from long-term debt	-	-	12,147	3,700
Payments of long-term debt	(12,125)	(22,213)	(76,705)	(23,364)
Proceeds from sale of ADR	25,192	-	-	-
Net cash used in financing activities	(133,416)	(204,298)	(214,333)	(65,286)
Net increase in cash and cash equivalents during the year	4,551	302,623	192,056	58,500
Cash and cash equivalents at beginning of year	91,377	95,928	398,551	121,398
Cash and cash equivalents at year-end	95,928	398,551	590,607	179,898
	2002	2003	2004	2004
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)

Reconciliation of net income to net cash provided by operating activities

Net income	415,715	175,153	685,650	208,849
Add (deduct)
Depreciation	46,245	54,124	61,694	18,793
Provision for deferred income tax and workers' profit sharing, see note 32 (a)	3,552	(301,980)	37,840	11,526
Amortization of development costs	15,762	17,439	33,503	10,205
Minority interest	25,461	51,023	28,171	8,581
Loss (gain) from exposure to inflation	3,312	(321)	22,483	6,848
Amortization of mining concessions and goodwill	17,441	15,578	15,598	4,749
Accretion expense	-	4,724	7,056	2,149
Asset impairment loss and write-off	1,634	4,691	2,889	880
Officers' compensation, note 19	6,744	49,594	2,135	650
Allowance for doubtful accounts	329	5,952	1,146	349
Net cost of retired plant and equipment	8,502	6,490	754	230
Share in affiliated companies, net of dividends	(270,865)	(75,533)	(160,947)	(49,024)
Income from sale of future production	-	-	(68,837)	(20,968)
Loss (gain) from change in the fair value of derivative instruments	-	647,218	(14,629)	(4,456)
Gain from change in the fair value of investment fund	-	(1,813)	(5,022)	(1,530)
Gain on sale of plant and equipment	(898)	(2,133)	(157)	(48)
Loss (gain) on sale of shares	1,412	(267)	(51)	(16)
Cumulative effect of accounting change	-	72,295	-	-
Write-off development costs	-	7,742	-	-
Loss from sale of subsidiary's shares	7,069	-	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(73,849)	(16,019)	(22,259)	(6,779)
Deferred stripping costs	(12,500)	(14,329)	-	-
Prepaid taxes and expenses	1,645	(6,432)	(48,952)	(14,910)
Inventories	641	558	5,097	1,553
Increase (decrease) of operating liabilities -
Trade accounts payable and other current liabilities	(7,043)	(7,495)	96,897	29,515
Net cash provided by operating activities	190,309	686,259	680,059	207,146

Transactions that do not affect cash flows:
Payment of dividends through common shares of Sociedad Minera El Brocal S.A.A., note 22(f)	3,028	-	-	-
Increase of the book value of long-lived assets	-	8,658	24,842	7,567

The accompanying notes are an integral part of these consolidated statements.

Notes to the Consolidated Financial Statements
As of December 31, 2002, 2003 and 2004

  Business activity

  Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura") is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores.

  Buenaventura operates two mining units in Peru (Uchucchacua and Orcopampa) and has a controlling interest in three Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines. In addition, the Company holds direct and indirect interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha"), an entity in which the Company owns 43.65 percent of outstanding stock through Compañía Minera Condesa S.A. (hereafter "Condesa"), see note 12. Buenaventura also owns an electric power distribution company and a mining engineering services consulting company.

  In 1999 and 2001, Buenaventura decided to suspend exploitation activities in the Julcani and Huachocolpa mines, respectively, and only continue to carry out exploration activities. Mineral found in Julcani during exploration activities is treated and sold.

  As of December 31, 2003 and 2004, the number of employees at Buenaventura and its subsidiaries (together "the Company"), is as follows:

	2003	2004
Officers	56	78
Employees	907	868
Workers	1,133	1,038
	2,096	1,984

  Buenaventura's legal address is Avenida Carlos Villaran 790, Santa Catalina, Lima, Peru.

  The 2004 consolidated financial statements have been approved by Management and will be presented for the approval of the Directors and Shareholders at the times established by Law. In Management's opinion, the accompanying consolidated financial statements will be approved without modifications in the Board of Directors' and Shareholders' meetings to be held during the first quarter of 2005.

  Consolidated financial statements as of December 31, 2003 were approved in the Shareholders' meeting held on March 26, 2004.

  The consolidated financial statements include the financial statements of the following subsidiaries:
	Ownership percentages as of December 31,
	2003		2004
Subsidiaries	Direct	Indirect	Direct	Indirect	Business Activities
	%	%	%	%
Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Provides advisory and engineering services related to the mining industry.
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

  Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.
Compañía Minera Colquirrumi S.A. (i)	73.63	-	90.00	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead. Currently is also engaged in electric power sales.
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.
Inversiones Colquijirca S.A.	59.90	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.
Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.
Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.
Minera Paula 49 S.A.C. (ii)	-	51.00	-	-	Extraction, concentration and commercialization gold bars.
Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.
Minera La Zanja S.R.L.	-	-	53.06	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities. It was incorporated in January 2004.

  (i) The Shareholders' Meeting of Compañía Minera Colquirrumi held on April 20, 2004 approved to capitalize the debts with its shareholders, with the purpose of reducing its capital stock, off setting its accumulated losses, and creating Series A and Series B shares. As a result, the Company owns the 99.99% of Series A shares of Compañía Minera Colquirrumi, which represents an equity investment of 90% (73.63% as of December 31, 2003).

  (ii) Effective October 22, 2004, Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN acquired 100% of the capital stock of Inversiones Mineras Aureas S.A.C., which owned 49% of Minera Paula 49 S.A.C. The Shareholders' Meetings of CEDIMIN, Inversiones Mineras Aureas S.A.C. and Minera Paula 49 S.A.C. held in 2004, approved the merger of these companies. Effective December 31, 2004, Inversiones Mineras Aureas S.A.C. and Minera Paula 49 S.A.C. were merged by CEDIMIN. The merger was recorded under the purchase method. The fair values of the assets and liabilities of the merged companies were not significantly different from their book values at the date of the merger.

  Significant accounting principles and practices

  In the preparation and presentation of the consolidated financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2002, 2003 and 2004, which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and their effects on net income and shareholers' equity is set forth in Notes 39 and 40. The consolidated financial statements arise from the statutory consolidated financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commision of the United States of America (the "SEC"). To the date of the consolidated financial statements, the Peruvian Accounting Standards Board has approved the use of IAS 1 to 41, and the Interpretations 1 to 33.

  The main accounting principles and practices used in accounting for the transactions and in preparing the consolidated financial statements are:

    Restatement of Financial Statements by Inflation -

    The consolidated financial statements are restated to reflect the effect of the changes in the acquisition power of the Peruvian currency, in accordance with the methodology approved by the Peruvian Accounting Standards Board. This methodology requires the adjustment of the non-monetary items in the consolidated financial statements considering their origin date and applying the corresponding Wholesale Price Indexes. Monetary items and foreign currency-denominated items are not restated because they are stated in currency of acquisition power at the balance sheet dates. The results from exposure to inflation are separately presented in the statements of income and mainly include the exchange difference loss originated by the foreign currency-denominated items. In years 2002, 2003 and 2004, the exchange difference losses were S/6,246,000, S/472,000 and S/12,636,000, respectively.

    The variations of the acquisition power of the Peruvian currency, according to the Wholesale Price Indexes, were 1.7%, 2% and 4.9% for 2002, 2003 and 2004, respectively.

    Through Resolution No. 031-2004-EF/93.01, the Peruvian Accounting Standards Board suspended, effective year 2005, the restatement of the financial statements to recognize the inflation effect. The restated balances as of December 31, 2004 will be considered as initial balances as of January 1, 2005. Effective 2005, the tax authorities have adopted this accounting treatment for calculating the income tax.

    Use of estimates and assumptions -

    The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    Principles of consolidation -

    The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which it possesses more than 50 percent equity participation and/or exercises control. All significant inter-company balances and transactions have been eliminated. The minority interest is presented separately in the consolidated balance sheets and in the consolidated statements of income.

    See companies included in the consolidated financial statements in Note 1.

    Cash and cash equivalents -

    Cash and cash equivalents include all cash on hand and deposited in banks. For preparing the consolidated statements of cash flows, cash balances and cash equivalents includes cash on hand, and time deposits and highly liquid investments with original maturities of three months or less.

    Inventories -

    Inventories are stated at the lower of cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and estimated selling and distribution expenses. Cost is determined using the weighted average method.

    The accrual for obsolescence is based on an item-by-item analysis completed by the Company's management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

    Investments in shares -

    Until December 31, 2002, investments in which the Company's interest is lower than 20 percent were stated at cost, less any permanent value impairment. Effective January 1, 2003, the Company has adopted IAS 39, Financial Instruments - Recognition and Measurement. Under the requirements of this standard, such investments must be recorded at fair value and changes in such value must be separately presented in the consolidated statements of changes in shareholders' equity. The Company has recorded a charge to retained earnings by S/5,957,000, corresponding to the initial adoption of this standard. The corresponding dividends are credited to income when declared.

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

    The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any excess of the amount paid over the fair value of assets and liabilities acquired is recognized in the balance sheet as a mining concession (in the case of a mining company) or goodwill (in the case of a company engaged in other activities).

    For companies in which the Company's ownership is between 20 and 50 percent, any amount paid in excess of book value of the shares is reported in the Investment caption. The Company presents in this caption amounts paid over the book value of Yanacocha shares, and amortizes this amount using the units-of-production method based on proven and probable reserves, see Note 12(g).

    Property, plant and equipment -

    Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment loss. Maintenance and minor repairs are charged to expense as incurred. Expenditures that result in future economic benefits, beyond those originally contemplated in standards of performance for the existing assets, are capitalized.

    Depreciation is calculated under the straight-line method of accounting considering the following estimated useful lives:

Years
Buildings, constructions and other	10 and 20
Machinery and equipment	5 and 10
Transportation units	5
Furniture and fixtures	8 and 10

    Mineral rights are amortized using the units-of-production method.

    The useful life assigned and the depreciation method chosen by the Company are reviewed periodically to ensure that the method and the depreciation period are consistent with the economic benefit and life expectations for use of property, plant and equipment items.

    Exploration and mine development costs -

    Exploration costs are charged to expense as incurred. When it is determined that a mineral property can be economically developed, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method, based on proven and probable reserves. On-going development expenditures to maintain production are charged to operations as incurred.

    Joint venture agreements -

    The Company has entered into joint venture agreements with other mining companies for the purpose of exploring potential mining sites. The associated exploration costs are recognized using the pro-rata share method.

    Mining concessions and goodwill -

    The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (Cedimin), Inversiones Colquijirca S.A. (Colquijirca), Sociedad Minera El Brocal S.A.A. (El Brocal), Consorcio Energético de Huancavelica S.A. (Conenhua) and Minera Paula 49 S.A.C. (Paula). The mining concession balances corresponding to Colquijirca, El Brocal and Paula are amortized using the units-of-production method, while the balances corresponding to Cedimin and Conenhua are amortized using the straight-line method over a period of 15 and 10 years, respectively.

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

    Accruals -

    An accrual is recognized only when the Company has a present obligation (legal or implicit) as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best available information at the date of the consolidated balance sheets.

    Accrual for mine closing costs -

    See note 3(a) for further information about the accounting change.

    Deferred stripping costs -

    The subsidiary El Brocal has deferred certain costs incurred in the expansion of Tajo Norte mining site (the expected life of Tajo Norte is 8 years) with the intent to reasonably match revenues and production costs. Those costs are commonly referred as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock.

    The deferred accounting stripping method used by El Brocal is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however, some mining companies expense waste removal costs as incurred. If El Brocal were to expense stripping costs as incurred, there could be greater volatility in the period-to-period results of operations.

    In order to calculate the amount of deferred stripping cost to record as normal period expense, Management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. This coefficient is estimated to be 8.69 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral (8.18 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral as of December 31, 2003). As of December 31, 2004, the actual coefficient was 8.94 (11.13 as of December 31, 2003).

    Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate. The amortization of the deferred stripping costs will be reflected in the consolidated statements of income over the life of the Tajo Norte area, based on proven and probable reserves, so that no unamortized balance remains at mine closure (there were no amortization expenses in prior years and in the current year). Management expects to begin the amortization of the deferred stripping costs in 2006.

    Recognition of revenues, costs and expenses -

    Sales of concentrates are recorded at the time of shipment in the case of export sales or, when the concentrates physically pass to the customer's warehouse for domestic sales. Sales are recorded at estimated value according to preliminary billings. The sales amount is then adjusted in the period in which final billings are released. When it is evident that the quotations to be used in the final billings are lower than those used in preliminary billings, the excess is reversed in the period in which final prices are known.

    Sales of ounces of gold are recorded at the time of the delivery and passage of the title rights of such ounces to the client.

    Costs and expenses are recorded on an accrual basis.

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

    Contingencies -

    Loss contingencies are recorded in the financial statements when they are probable of occurrence and they can be fairly determined. In other cases, they are only disclosed in notes to the financial statements. The loss contingencies with probability of resulting in a real loss can be classified as follows:

    - Probable: a contingency that generates an actual obligation and therefore, must be accrued.

    - Possible: a contingency whose result is uncertain due to its current status and therefore, must not be accrued but disclosed.

    - Remote: a contingency with a reduced probability of occurrence and therefore, must not be accrued or disclosed.

    Contingent assets are not recognized in the financial statements until their realizability is certain; however, they are disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

    Derivative instruments -

    Until December 31, 2002, the Company disclosed in notes to the consolidated financial statements the fair value of the derivative instruments. Effective January 1, 2003, IAS 39, Financial Instruments - Recognition and Measurement, is in force. Following we describe the changes resulting from the adoption of this standard:

    - The fair value of derivative contracts qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. To the extent these hedges are effective in offsetting forecasted cash flows from the sale of production, changes in fair value are deferred in an equity account. Amounts deferred in such account are reclassified to Sales when the underlying production is sold. The effect of the initial adoption of this standard by the subsidiary El Brocal resulted in a credit to the equity account "unrealized loss on derivative instruments" of S/1,742,000.

    - The fair value of derivative contracts not qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. Changes in fair values are recorded in the caption "gain (loss) from Change in the Fair Value of Derivative Instruments" in the consolidated statements of income. The effect of the initial adoption of this standard resulted in a charge to retained earnings of 2003 by S/458,189,000.

    - The value of derivative contracts qualifying as normal sales are initially deferred in the consolidated balance sheets and then recognized in income in the years in which the Company makes a physical delivery of the committed ounces of gold and tonnes of minerals, see note 35.

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

    The effect of the dividends income arising from the treasury shares held by a subsidiary are eliminated in the consolidated financial statements.

    Basic and diluted earnings per share -

    Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

    Comparative financial statements -

    Figures presented in the consolidated financial statements as of December 31, 2002 and 2003 have been inflation adjusted to reflect the change in the National Wholesale Price index (IPM) at December 31, 2004, using an inflation factor of 1.049.

    In order to improve the presentation of its consolidated financial statements, the Company made the following reclassications in year 2004:

    - The "amortization of mining concessions and goodwill" caption is now presented as operating expenses in the consolidated statements of income. This caption was presented as Other income (expense) in year 2003.

    - Mineral rights of S/13,965,000 as of December 31, 2003 is now presented as part of Property, Plant and Equipment. Until December 31, 2003, this amount was presented in a separate caption.

    New accounting pronouncements -

  As of today, the International Accounting Standards Board (IASB) has completed its review process of International Financial Reporting Standards (IFRS), and has issued new accounting standards. These standards are internationally in force effective January 1, 2005; however, they are pending of approval by the Peruvian Accounting Standards Board. The Company is in process of evaluating the impact of the adoption of the revised IAS and the new IFRS issued.

  Following we present a summary of the main changes:

  (i) Improvement project of the IASB -

  As part of this Project, 15 standards were reviewed with the objective of reducing or eliminating alternative treatments, redundancies and conflicts within the standards, as well as to achieve US GAAP convergence and to carry out other improvements. This project modified the following IAS:

  - IAS 1 (revised in 2003): it modifies the presentation of the minority interest and other disclosures.

  - IAS 8, 10, 16, 17, 27, 28, 31, 32, 33 and 40 (revised in 2003) and IAS 39 (revised in 2004): these standards do not contain changes that could significantly affect the consolidated financial statements or the accounting policies of the Company.

  - IAS 21 (revised in 2003): it incorporates guides and requisites to determine the functional currency of the entities.

  - IAS 24 (revised in 2003): it will affect the identification of the related parties and some other disclosures with related parties.

  (ii) As part of the revision of the standard of business combinations, the IASB issued IFRS 3, Business Combinations. Additionally, it revised IAS 36, Impairment of Long-Lived Assets and IAS 38, Intangible Assets.

  (iii) New International Financial Reporting Standards:

  IFRS 2 - Share-based payments

  IFRS 3 - Business Combinations

  This IFRS replaces IAS 22, Business Combinations, and the related interpretations (SIC 9, 22 and 28). According to the provisions of IFRS 3:

  - Goodwill is not subject to amortization beginning January 1, 2005;

  - Accumulated amortization as of December 31, 2004 will be eliminated by reducing the corresponding cost;

  - Effective January 1, 2006, goodwill is subject to an annual impairment test.

  IFRS 4 - Insurance contracts

  IFRS 5 - Non-current assets held for sale and discontinued operations

  IFRS 6 - Exploration and Evaluation of Mineral Resources

  Change in an accounting principle

  Effective January 1, 2003, the Company and its affiliate, Yanacocha, made an accounting change related to the provision for mine closure. Following, we describe the accounting changes, and the cumulative effect as of January 1, 2003:

    Until December 31, 2002, the Company recorded the obligation for mine closure when the related amount could be fairly estimated, which normally occurred at end of the life mine. Effective January 1, 2003, the Company records such liability when a legally enforceable obligation arises for mine closing, independently of the full depletion of the reserves. Once such obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (development costs and property, plant and equipment). As time passes, the amount of the obligation changes, resulting in an accretion expense; additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related asset. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of the obligation or useful life of the related assets that occur from the revision of the initial estimates, should be recorded as an increase or decrease in the book value of the obligation and the related long-lived asset.

    The cumulative effect of this change in accounting principle, net of the workers' profit sharing, income tax and minority interest, was a loss of S/20,711,000; this amount is presented in the caption "cumulative effect of accounting change for mine closing costs" in the consolidated statements of income.

    Until December 31, 2002, the affiliate, Yanacocha, used to accrue the mine closure costs and charge to income over the expected operating lives of the mines using the unit-of-production method. Effective January 1, 2003, Yanacocha records such obligation using an accounting treatment similar to the one used by Buenaventura and its subsidiaries. The cumulative effect of the change in the accounting principle was a loss of S/51,584,000, which is presented as "cumulative effect of accounting change for mine closing costs".
    The condensed consolidated statements of income for the year 2002 that would had result if the Company would had given retroactive effect to the accounting change follows:

2002
S/(000)
Operating revenues
Net sales	575,707
Royalties income	82,350
Total revenues	658,057
Costs of operation
Operating costs	273,786
Exploration and development costs in operational mining sites	78,661
Depreciation	43,510
Total cost of operation	395,957
Gross margin	262,100
Total operating expenses	160,236
Operating income	101,864
Other income (expenses)
Share in affiliated companies	334,654
Accretion expense	(4,017)
Other	12,405
Total other income, net	343,042
Income before workers' profit sharing, income tax and minority interest	444,906
Provision for workers' profit sharing	(1,476)
Provision for income tax	(26,383)
Income before minority interest	417,047
Minority interest	(24,976)
Net income	392,071
Basic and diluted earnings per share	3.08

  Convenience Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

  The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at December 31, 2004 (S/3.283 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

  Foreign currency transactions

  Translations to foreign currency are completed using exchange rates prevailing in the market. As of December 31, 2004, the average exchange rate in the market for U.S. dollar transactions was S/3.280 for buying and S/3.283 for selling (S/3.461 for buying and S/3.464 for selling as of December 31, 2003).

  As of December 31, 2003 and 2004, the Company had the following assets and liabilities denominated in foreign currency:

	2003	2004
	US$(000)	US$(000)
Assets
Cash and cash equivalents	88,723	161,786
Investment funds	15,116	26,515
Trade and other accounts receivable (including current portion)	23,485	30,699
Account receivable from affiliates	10,117	13,923
	137,441	232,923
Liabilities
Bank loans	6,443	3,900
Trade accounts payable	7,038	12,703
Derivative instruments	112,203	103,192
Other current liabilities	1,271	5,516
Long-term debt (including current portion)	35,322	15,807
	162,277	141,118
Net asset (liability) position	(24,836)	91,805

  The translation of foreign currency assets and liabilities in 2004 resulted in a net loss of S/12,636,000 (S/472,000 in 2003). These amounts are included in the consolidated statements of income as "gain (loss) from exposure to inflation."

  Cash and cash equivalents
    This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Cash	2,105	2,893
Demand deposit accounts	16,731	108,102
Saving accounts	559	-
Time deposits
In local currency	73,052	-
In foreign currency (b)	306,104	479,612

Cash balances included in the Consolidated Statements of Cash Flows	398,551	590,607
Time deposits in local currency with an original maturity of more than 90 days (c)	-	24,255
	398,551	614,862

    As of December 31, 2004, the Company maintained principally the following time deposits in foreign currency:

    - US$60,000,000 with annual interest rates ranging from 1.98% to 2.67%, and maturities from 18 to 30 days.

    - US$86,000,000 with annual interest rates ranging from 1.96% to 2.15% and maturities from 18 to 90 days.

    As of December 31, 2004, it corresponds to a time deposit in Peruvian currency for S/24,255,000, at an interest rate of 5.7 percent, with maturities from March to September 2005. With the purpose of hedging the foreign currency exchange risk associated to such, the Company entered into a foreign currency forward contract for US$7,414,000 at an exchange rate of S/3.574 for each U.S. dollar, and stated maturities similar to the time deposits, see note 35.
  Investment funds
    This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Variable-investsment fund	54,881	52,155
Investment fund in process of liquidation (b)	-	34,816
	54,881	86,971

    As of December 31, 2003 and 2004, this caption includes variable investment funds under the administration of Compass Group S.A., which are carried at fair value. The change in the fair value of the investment funds held during 2004 was S/5,022,000 (S/1,813,000 during 2003) and has been accounted for as a financial income in the consolidated statements of income, see note 30.

    As of December 31, 2004, the Company settled this fund. The cash was available for the Company on January 18, 2005.
  Trade accounts receivable

  This item is made up as follows:

	2003	2004
	S/(000)	S/(000)
BHL Perú S.A.C.	3,379	18,209
Consorcio Minero S.A.	44,249	17,411
Mitsui & Co. Precious Metals		16,334
Johnson Matthey	-	16,292
Doe Run Perú S.R.L.	13,059	13,092
A y S S.A.	3,998	8,479
Refinería de Cajamarquilla S.A.	1,774	2,479
Other	7,807	4,765
	74,266	97,061

  Trade accounts receivable are denominated in U.S. dollars, have current maturity, do not earn interest and do not have specific guarantees.

  In order to facilitate the collection of the long-term debt maintained with Banco de Crédito del Perú and BBVA Banco Continental, El Brocal has gave up to these entities the cash inflows from two clients.

  In Management's opinion, there is no need to record an allowance for doubtful accounts at the date of the consolidated balance sheets.

  Other accounts receivable, net
    This item is made up as follows:

	2003	2004
	S/(000)	S/(000)
Other accounts receivable	8,573	12,287
Claims to Tax Authorities (b)	4,048	4,048
Advances to suppliers and third parties	14,844	3,305
Loans to employees and officers	1,712	1,896
Interest receivable	1,246	1,769
Account receivable from BHL - Perú S.A.C., related to sale of
Minera Huallanca S.A.C.'s shares	2,265	-
Advances given to a contractor (GyM S.A.)	1,800	-
Accounts receivable from Compañía Minera El Palomo S.A.	8,366	-
	42,854	23,305
Allowance for doubtful accounts (c)	(14,375)	(6,483)
	28,479	16,822
Non current portion	(5,008)	(4,574)
Current portion	23,471	12,248

    It corresponds to income tax payments of 2001, made in excess to Tax Administration. The Company is asking for a refund of these payments. In Management's and its legal advisors' opinion, this amount will be recovered once the claim process is over.

    Movement of the allowance for doubtful accounts is shown below:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Beginning balance	10,916	11,066	14,375
Accrual for the year, note 28	329	5,952	1,146
Result from exposure to inflation	(179)	298	(672)
Write-off	-	(2,941)	(8,366)
Ending balance	11,066	14,375	6,483

  In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk at the date of the consolidated balance sheets.

  Inventories, net
    This item is made up as follows:

	2003	2004
	S/(000)	S/(000)
Spare parts and supplies	50,303	54,311
Products in process	6,968	17,574
Finished products	26,579	6,975
	83,850	78,860
Slow moving and obsolescence supplies reserves (b)	(6,618)	(9,507)
	77,232	69,353

    The Company expects to use its supplies inventory in the normal course of operations. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

    The inventories to be shipped by El Brocal guarantee certain loans maintained by this subsidiary, see note 17.

    The reserve for supplies had the following movements during 2002, 2003 and 2004:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Beginning balance	6,081	6,285	6,618
Accrual for the year	204	624	2,889
Write - off	-	(291)	-
Ending balance	6,285	6,618	9,507

  In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets.

  Prepaid taxes and expenses
    This item is made up as follows:

	2003	2004
	S/(000)	S/(000)
Value added tax credit	17,276	21,772
Income tax credit	28,988	14,497
Additional income tax prepayment	-	11,451
Pre-paid insurance	3,790	2,812
Others	3,042	3,998
	53,096	54,530
Current portion	(45,544)	(40,471)
Non current portion (b)	7,552	14,059

    As of December 31, 2004, it mainly includes the value added tax originated by the exploration activities of Minera La Zanja S.R.L. In Management's opinion, this credit will be offset with the future value added tax liability.

  Investments in shares
    This item is made up as follows:

	Equity ownership		Amount
	2003	2004	2003	2004
	%	%	S/(000)	S/(000)
Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (d)	9.17	9.17	223,399	270,600
Ferrovías Central Andino S.A.	10.00	10.00	2,207	2,207
Others			2,233	925
			227,839	273,732
Equity method investments (c)
Minera Yanacocha S.R.L. (f)	43.65	43.65
Equity share			1,101,045	1,152,188
Mining concession, net (g)			113,850	103,866
			1,214,895	1,256,054
Others			301	1,561
			1,215,196	1,257,615
			1,443,035	1,531,347

    The detail of share in affiliated companies' income is:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Minera Yanacocha S.R.L.	353,873	558,103	575,188
Others	90	(545)	670
	353,963	557,558	575,858

    The amount of equity participation in affiliates is determined from audited financial statements of each affiliate as of December 31, 2003 and 2004.

    Sociedad Minera Cerro Verde S.A.

    In 2004, the Company recorded a debit to investment and a credit to a separate equity account of S/47,201,000 to carry the investment in Sociedad Minera Cerro Verde S.A. to its fair value (quotation price in the Lima Stock Exchange) as of December 31, 2004 (S/209,130,000 as of December 31, 2003). In addition, in 2003, the Company charged S/5,957,000 to retained earnings, corresponding to the initial adoption of the accounting policy, as further explained in note 2(f).
    In 2004, the Company received cash dividends from Sociedad Minera Cerro Verde S.A. for S/4,871,000, see note 31.

    Minera Yanacocha S.R.L.

    The movement of the equity investment in Yanacocha is as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Yanacocha's equity at beginning of year	1,914,543	2,554,932	2,547,851
Participation percentage	43.65%	43.65%	43.65%
Company's participation in Yanacocha's equity as of January 1st ,	835,698	1,115,228	1,112,137
Elimination of intercompany gains (*)	(13,170)	(12,130)	(11,092)
Balance of investment at beginning of year	822,528	1,103,098	1,101,045
Participation in Yanacocha's income	361,546	567,282	583,268
Participation in the cumulative effect of change in accounting principle	-	(51,584)	-
Dividends received, note 12(h)	(83,070)	(482,025)	(414,911)
Realization of intercompany gains (*)	1,040	1,038	1,904
Cumulative translation gain (loss)	1,054	(36,764)	(119,118)
Balance at year-end	1,103,098	1,101,045	1,152,188

    (*) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

    The participation in Yanacocha's income in the years 2002, 2003 and 2004 is mainly originated by higher sales (quantity and quotation), offset by increases of cash cost per ounce sold, as shown below:

Year	Sales	Average quotation	Quantity of ounces sold	Cash costs per ounce sold
	US$(000)	US$	(in million)	US$
2002	714,813	311	2.29	134
2003	1,036,370	363	2.86	129
2004	1,249,882	411	3.04	147

    The movement of the amount paid over book value of Yanacocha's shares (mining concession), is as follows:

	2003	2004
	S/(000)	S/(000)
Balance at beginning of year	124,067	113,850
Amortization	(10,217)	(9,984)
Balance at year-end	113,850	103,866

    Yanacocha represents the most significant investment. The Company's share of Yanacocha earnings was significant as compared to Buenaventura's net income in 2002, 2003 and 2004. Presented below is selected information about Yanacocha:

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

  Summary financial information based on the Yanacocha financial statements -

  Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company, which are substantially similar to the principles used by Yanacocha in preparing its financial statements under U.S. GAAP:

  A summary of Yanacocha balance sheet data as of December 31, 2003 and 2004 and statements of income data for the years ended December 31, 2002, 2003 and 2004 (includes 100 percent of Yanacocha's operations) is shown below. Just for the convenience of the reader, the U.S. dollar amounts of Yanacocha (its functional currency) have been translated into Nuevos Soles using an exchange rate of S/3.283 to US$1.

  Balance Sheet

	2003	2004
	S/(000)	S/(000)
Total assets	3,762,453	4,171,866
Total liabilities	1,461,496	1,301,952
Shareholders' Equity	2,300,956	2,663,084

  Statements of income

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Total revenues	2,342,086	3,402,403	4,103,363
Operating income	886,430	1,561,093	1,877,439
Income before cumulative effect of change in accounting principle	649,778	1,158,127	1,281,368
Cumulative effect of change in accounting principle	-	(106,215)	-
Net income	649,778	1,051,913	1,281,368

  Dividends paid by Yanacocha -

  Cash dividends paid by Yanacocha to Condesa were S/83,070,000 in 2002, S/482,025,000 in 2003 and S/414,911,000 in 2004.

  Legal proceedings -

  See note 37(c).

  Property, plant and equipment, net
    The 2004 movement within the cost and accumulated depreciation accounts is shown below:

	Beginning balance	Additions	Retirements	Sales	Transfers	Ending balance
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Land	6,237	413	-	-	259	6,909
Mineral rights	22,741	722	-	-	-	23,463
Buildings, constructions and other	387,970	2,960	(14)	(888)	5,886	395,914
Machinery and equipment	546,155	24,626	(886)	(13,622)	28,836	585,109
Transportation units	29,812	356	(82)	(2,115)	1,802	29,773
Furniture and fixtures	16,655	210	(4)	(287)	376	16,950
Work in progress (d)	26,033	67,220	-	-	(37,159)	56,094
Mine closure costs, notes 3 and 19 (c)	6,954	10,688	-	-	-	17,642
	1,042,557	107,195	(986)	(16,912)	-	1,131,854

Accumulated depreciation and amortization
Mineral rights	8,776	2,045	-	-	-	10,821
Buildings, constructions and other	192,127	15,764	-	(382)	-	207,509
Machinery and equipment	399,913	34,244	(164)	(12,974)	-	421,019
Transportation units	20,469	2,392	(68)	(1,831)	-	20,962
Furniture and fixtures	9,406	883	-	(287)	-	10,002
Mine closure costs, notes 3 and 19 (c)	3,734	5,593	-	-	-	9,327
	634,425	60,921	(232)	(15,474)	-	679,640
Net cost	408,132					452,214

    Fully depreciated assets as of December 31, 2003 and 2004 amount to S/336,849,000 and S/405,937,000, respectively.

    The distribution of annual depreciation and amortization was as follow:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Inventories	1,884	817	44
Operating costs	43,195	49,118	59,473
Exploration costs in non-operative mining areas	2,229	479	-
Other, net, note 31	-	2,643	1,404
	47,308	53,057	60,921

    Work in progress mainly corresponds to the construction of Tailing Dam No 4. in the Orcopampa mining unit.

    El Brocal has pledged property, plant and equipment for approximately US$5,822,000, as a guarantee of the long-term debt with Banco de Crédito del Perú and BBVA Banco Continental, see note 20.
  Mine development costs, net
    Movements of the cost and accumulated amortization follow:

	Balance as of January 1st, 2004	Additions	Balance as of December 31, 2004
	S/(000)	S/(000)	S/(000)
Cost
Uchucchacua	91,528	3,293	94,821
Orcopampa	28,831	31,850	60,681
Antapite	56,812	3,468	60,280
Ishihuinca	16,624	-	16,624
Mine closing costs, notes 3 and 19 (c)	7,784	14,154	21,938
	201,579	52,765	254,344
Accumulated amortization of:
Uchucchacua	37,095	8,599	45,694
Orcopampa	10,297	8,261	18,558
Antapite	12,390	5,108	17,498
Ishihuinca	14,956	513	15,469
Mine closure costs, notes 3 and 19 (c)	3,020	10,847	13,867
	77,758	33,328	111,086
Net cost	123,821		143,258

    The annual amortization was distributed as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Exploration and development costs in operational mining sites, note 26	14,985	15,806	30,854
Exploration costs in non-operational mining areas	-	-	2,145
Operating costs	-	639	266
Inventories	994	238	63
	15,979	16,683	33,328

  Deferred stripping costs

  The movements of deferred stripping costs during the years ended December 31, 2003 and 2004 were as follows:

	2003	2004
	S/(000)	S/(000)
Beginning balance	41,727	56,056
Additions	14,329	-
Ending balance	56,056	56,056

  Mining concessions and goodwill, net

    Movements of cost and accumulated amortization accounts were as follows:

	Balance as of January 1, 2004	Additions	Retirements	Balance as of December 31, 2004
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	175,837	-	(381)	175,456
Inversiones Colquijirca S.A.	42,476	-	-	42,476
Consorcio Energético de Huancavelica S.A.	9,113	-	-	9,113
Sociedad Minera El Brocal S.A.A.	5,549	-	-	5,549
Minera Paula 49 S.A.C.	-	5,393	-	5,393
	232,975	5,393	(381)	237,987
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	43,261	10,859	-	54,120
Inversiones Colquijirca S.A.	18,149	3,212	-	21,361
Consorcio Energético de Huancavelica S.A.	1,920	994	-	2,914
Sociedad Minera El Brocal S.A.A.	1,515	533	-	2,048
	64,845	15,598		80,443
Net cost	168,130			157,544

    Management estimates that the amortization expense for each of the next five years will be approximately S/15 million.

  Bank loans

  Bank loans, contracted in U.S. dollars, consist of:

	Annual interest rate	2003	2004
		S/(000)	S/(000)
Sociedad Minera El Brocal S.A.A.
Banco Interamericano de Finanzas-BIF	4.45% (3.72% as of December 31, 2003)	1,635	3,283
Banco de Crédito del Perú	Between 3.69% and 3.81%	5,959	-
Banco Internacional del Perú-Interbank	Between 3.71% and 4.48%	4,905	-
Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	2.66%	10,539	9,521
Other subsidiaries		423	346
		23,461	13,150

  As of December 31, 2003 and 2004, this caption is mainly conformed by pre and post-export loans obtained from various domestic banks. The loans obtained by El Brocal are guaranteed by the related shipments of concentrate inventories, and have current maturities. The loan obtained by Inversiones Mineras del Sur S.A. does not have specific guarantees.

  The weighted average annual interest rates on bank loans were 4.24 percent and 3.37 percent during 2003 and 2004, respectively. The weighted average annual interest rate was 9.33 percent at December 31, 2003 and 3.12 percent at December 31, 2004.

  Trade accounts payable

  This item is made up as follows:

	2003	2004
	S/(000)	S/(000)
Local suppliers	49,957	49,767
Foreign suppliers	2,742	11,421
	52,699	61,188

  Trade accounts payable are mainly originated by the acquisition of materials and supplies. These obligations are stated in local and foreign currency, have current maturities and do not accrue interest. No guarantees have been granted.

  Other current liabilities
    This item is made up as follows:

	2003	2004
	S/(000)	S/(000)
Accrual for mine closing costs (c)	51,202	67,521
Stock appreciation rights (b)	57,463	47,047
Income tax payable	-	25,143
Other taxes payable	28,500	20,072
Remuneration and similar benefits payable	3,865	7,202
Accounts payable to a joint venture partner	-	9,435
Workers' profit sharing payable	5,507	11,738
Royalties payable to the Peruvian Government	-	6,639
Accrual for labor contingencies	-	3,140
Royalties payable to third parties, note 37(b)	4,620	2,513
Accrual for exchange difference loss related to a forward contract, note 35 (b)	773	2,182
Dividends payable	1,838	1,467
Other liabilities, each individually less than S/1,500,000	9,210	12,627
	162,978	216,726
Long - term portion
Stock appreciation rights	(48,151)	(32,444)
Accrual for mine closing	(28,702)	(39,881)
Others	-	(1,705)
	(76,853)	(74,030)
Current portion	86,125	142,696

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

    The number of shares units which will be granted to executives subject to the stock appreciation rights bonus in future years, are as follows:

Years	Number of shares
2004	94,900
2005	150,300
2006	192,700
2007	217,100
2008	190,900
2009	193,000
Thereafter	388,600
1,427,500

    In 2004, the Company recorded an expense amounting to S/2,135,000 in connection with this program (S/6,744,000 and S/49,594,000 in 2002 and 2003, respectively), which is recorded in the "general and administrative" caption in the consolidated statements of income.

    Accrual for mine closing costs -

    Movements within the accrual for mine closing costs follow:

S/(000)
Balance as of January 1, 2003	7,453
Disbursements	(3,637)
Cumulative effect of accounting change	40,679
Accretion expense, note 31	4,724
Loss from exposure to inflation	1,983
Balance as of December 31, 2003	51,202
Disbursements	(5,691)
Revision in estimated cash flows	21,019
Accretion expense, note 31	7,056
Gain from exposure to inflation	(6,065)
Balance as of December 31, 2004	67,521

    On December 31, 2004, the Company revised its estimate to reflect an increase in marketplace rates as well as additional activities included in studies completed by independent parties, in accordance with current environmental protection regulations, see note 37 (a).

    Royalties payable to Peruvian Government -

  On June 24, 2004, the Peruvian Congress approved Law 28258 - Mining Royalties Law. This law established a mining royalty that owners of mining concessions should pay for the exploitation of metallic and non-metallic resources. The mining royalties will be calculated with rates ranging from 1% to 3% over the mineral concentrates value or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. The corresponding ruling was approved on November 15, 2004, and is effective June 26, 2004.

  Royalties amounted to S/6,639,000 in 2004 and would be paid in a five-months period, beginning on February 28, 2005.

  Long-term debt
    Long-term debt, denominated in U.S. dollars, were as follows:

	Guarantee	Annual interest rate	Final maturity	2003	2004
				S/(000)	S/(000)
Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Guaranteed by Buenaventura	4.5%	September 2005	72,675	22,981
Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Three - month Libor plus 1.2% (3.76% as of December 31, 2004)	April 2005	19,319	4,323
Sociedad Minera El Brocal S.A.A. (c)
BBVA Banco Continental	Pledge over machinery and equipment for US$1,000,000; and cash flows from collections of a client.	Three - month Libor plus 2.35% (4.91% as of December 31, 2004)	November 2009	-	12,147

Banco de Crédito del Perú	Pledge over machinery and equipment for US$5,822,000; and cash flows from collections of two clients	Three - month Libor plus 3.75% (6.31% as of December 31, 2004)	September 2006	18,320	10,533
Teck Cominco Metals Ltd.	No specific guarantees	Three - month Libor plus 6% (7.16% as of December 31, 2003)	December 2006	5,494	-
Banco de Crédito Leasing	Leased property	5.00%	June 2007	-	1,037

Other				113	342
				115,921	51,363
Current Portion				(70,453)	(36,332)
Long-term portion				45,468	15,031

    The long-term debt maturity schedule as of December 31, 2004 is as follows:

Year ended December 31,	Amount
S/(000)
2006	7,524
2007	2,651
2008	2,428
2009	2,428
15,031

    The financing agreements of El Brocal include certain provisions that require compliance with certain financial indicators. Except for the maximum leverage ratio required by BBVA Banco Continental, El Brocal has complied with those indicators as of December 31, 2003 and 2004. This non-fulfillment will be informed to BBVA and, in management's opinion, it will have no effect on the current conditions of the borrowing, considering that the leverage ratio must not exceed 1.0 and the actual leverage ratio is 1.04 as of December 31, 2004. In addition, this ratio considers S/13 million of a deferred income tax and workers' profit sharing liability, which does not require an immediate cash outflow.

    The debt that Brocal maintained with Teck Cominco Limited was paid with funds arising from the long term debt obtained from BBVA Banco Continental.
    The weighted average annual interest rates of the long-term debt were 4.81 percent and 4.92 percent during 2003 and 2004, respectively.
  Minority interest

  The minority interest liability shown in the consolidated balance sheets consists of:

	2003	2004
	S/(000)	S/(000)
Inversiones Colquijirca S.A.	27,762	50,337
S.M.R.L. Chaupiloma Dos de Cajamarca	14,227	15,655
Inversiones Mineras del Sur S.A.	8,722	14,165
Minera La Zanja S.R.L.	-	(13,111)
Other	(2,283)	(699)
	48,428	66,347

  Minority interest income (expense) is presented in the consolidated statements of income and consists of:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Minera La Zanja S.R.L.	-	-	19,723
Inversiones Colquijirca S.A.	(1,884)	(10,439)	(7,906)
S.M.R.L. Chaupiloma Dos de Cajamarca	(23,121)	(33,175)	(34,951)
Inversiones Mineras del Sur S.A.	(1,719)	(7,905)	(5,444)
Other	1,263	496	407
	(25,461)	(51,023)	(28,171)

  Shareholders' equity

    Capital stock -

    The holders of Company's common shares are entitled to exercise voting rights that represent the 100 percent of its outstanding share capital.

    The Mandatory Annual Shareholders' meeting held on March 26, 2002, decided to increase the Company's capital stock from S/137,444,962 to S/549,779,848 (from S/197,894,000 to S/646,414,000, in constant values as of December 31, 2004) through the capitalization of a portion of retained earnings as of December 31, 2001, and by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/412,334,886 (approximately S/448,520,000 in constant values as of December 31, 2004), S/129,266,262 corresponds to common shares - Series A and S/283,068,624 to common shares - Series B.

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

    As explained in note 2(t), the nominal value of treasury shares adjusted by inflation is presented net of the capital stock. The detail of the capital stock as of December 31, 2004 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)
Common shares	137,444,962	549,780	96,634	646,414
Treasury shares	(10,565,130)	(42,261)	(7,398)	(49,659)
	126,879,832	507,519	89,236	596,755

    As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional common shares for a total value of S/96,634,000.

    Investment shares -

    The investment shares are not entitled to exercise voting rights and do not represent the Company's stock obligation. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed.

    The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/372,320 to S/1,489,280 (from S/533,000 to S/1,749,000, in constant values of December 31, 2004), by increasing the nominal value of investment shares from S/1 to S/4, concurrent with the capitalization of a portion of retained earnings equal to S/1,116,960 (S/1,216,000 in constant value as of December 31, 2004). As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/4 each.

    As explained in note 2(t), the nominal value of investment shares held in treasury adjusted by inflation is presented net of the investment shares. The detail of the investment shares as of December 31, 2004 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)
Investment shares	372,320	1,489	260	1,749
Investment shares held in treasury	(15,933)	(63)	(3)	(66)
	356,387	1,426	257	1,683

    As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional investment shares for a total value of S/260,000.

    Additional capital -

    The additional capital of the Company includes the following as of December 31, 2004:

    - The premium received on the issuance of Series B common shares for S/546,835,000.

    - The income from the sale of ADR for S/30,286,000, and

    - The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the cost of such shares for S/33,538,000.

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

    Treasury shares maintained by subsidiary -

    As explained in note 2(t), the values of treasury shares are presented net of the capital stock, investment shares and additional capital accounts.

    In the first quarter of 2002, Condesa sold to third parties an additional 322,000 ADR (equivalent to 644,000 common shares) for approximately S/25,192,000, which is presented in the consolidated statements of changes in shareholders' equity.

    Declared and paid dividends -

    The information about declared and paid dividends in the years 2002, 2003 and 2004 is as follows:

Meeting Board	Date	Declared dividends	Dividends per share
		S/	S/
Dividends 2002
Mandatory Annual Shareholders' meeting	March 26, 2002	31,637,000	0.23
Board of Directors	October 22, 2002	46,891,000	0.34
Board of Directors	October 22, 2002	3,028,000	(*)
		81,556,000
Dividends 2003
Mandatory Annual Shareholders' meeting	March 31, 2003	44,198,000	0.32
Board of Directors	July 31, 2003	80,280,000	0.58
Board of Directors	October 28, 2003	47,771,000	0.35
		172,249,000
Dividends 2004
Mandatory Annual Shareholders' meeting	March 26, 2004	77,823,000	0.56
Board of Directors	October 28, 2004	73,208,000	0.53
		151,031,000

    (*) Equivalent to S/2.19 per common share of El Brocal.

    During 2002, 2003 and 2004, the dividends paid to the subsidiary Condesa for Buenaventura's shares amount to S/6,264,000, S/13,085,000 and S/11,567,000, respectively. These amounts reduce the amounts of declared and paid dividends in the consolidated statements of shareholders' equity.

    Cumulative translation gain (loss) -

  This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(f) when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the related investment is disposed of.

  Taxation
    Buenaventura and their subsidiaries are subject to Peruvian tax law. As of December 31, 2004, the statutory income tax rate in Peru is 30 percent (27 percent until December 31, 2003), including the gain (loss) from exposure to inflation.

    Non - domiciled companies in Peru and individuals must pay an additional tax of 4.1 percent over received dividends.

    Effective January 1, 2005, the following tax modifications are in force:

    - It has been established a Temporary Tax on Net Assets, which will be in force until December 31, 2006. This tax can be used as credit against the income tax prepayments.

    - For income tax purposes, especially for calculating the income tax, the financial statements shall not be adjusted for inflation.

    The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

Entity	Years open to review by tax authorities
Buenaventura	2001, 2002, 2003 and 2004
Buenaventura Ingenieros S.A.	2000, 2001, 2003 and 2004
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	2000, 2001, 2003 and 2004
Compañía Minera Condesa S.A.	2002, 2003 and 2004
Compañía Minera Colquirrumi S.A.	2000, 2001, 2002, 2003 and 2004
Consorcio Energético de Huancavelica S.A.	2000, 2001, 2002, 2003 and 2004
Contacto Corredores de Seguros S.A.	2000, 2001, 2002, 2003 and 2004
Sociedad Minera El Brocal S.A.A.	2000, 2001, 2002, 2003 and 2004
Inversiones Mineras del Sur S.A.	2000, 2002, 2003 and 2004
Metalúrgica Los Volcanes S.A.	2000, 2001, 2002, 2003 and 2004
Minera Paula 49 S.A.C.	2000, 2001, 2002, 2003 and 2004
Minas Conga S.R.L.	2000, 2001, 2002, 2003 and 2004
S.M.R.L. Chaupiloma Dos de Cajamarca	2002, 2003 and 2004

    The income tax of Buenaventura for 2000 was reviewed by the Tax Administration. As a consequence, Buenaventura received an assessment that modifies the tax loss carryforward. The main issue is that the Company considered certain revenues (dividends and equity participation) as taxable for determining the tax loss carryforward. In opinion of the Company's legal advisors, the assessment does not have solid grounds. It is expected that the Company obtains a favorable opinion in the administrative process initiated against the assessment.

    Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and payment is deemed probable. However, in the opinion of Management, there are no issues that may result in significant tax contingencies for the Company and any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2004.

    With the purpose of determining the income tax and the value added tax, the transfer price among related parties and for transactions with companies domiciled in countries considered tax havens, prices should be supported by documentation containing information about the valuation methods applied and criteria used in its determination. Based on an analysis of the Company's operations, Management and its legal advisors believe that the new regulations will not result in significant contingencies for the Company as of December 31, 2004 and 2003. Effective January, 2004 the Company is obliged to file an annual informative declaration of these transactions.
    During the year 2000, Yanacocha was notified with tax assessments of US$24.4 million in connection with the income tax and value added tax - VAT for years 1998 and 1999, as well as for VAT of January and February 2000. With the purpose of eliminating some of these contingencies, Yanacocha filed for the "Sistema Especial de Actualización y Pago de Deudas Tributarias - SEAP" which allows the payment of incorrectly declared taxes, eliminating fines and accrued interest at preferential rates. Although Yanacocha filed for the SEAP, it still has a lawsuit outstanding before the Supreme Court of Justice for US$3.1 million.

  In the opinion of Yanacocha's Management and its legal advisors, there are no issues that may result in significant tax contingencies.

  Net sales

  The Company's revenues primarily result from the sale of precious metal concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The following table shows net sales by geographic region:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Peru	327,768	383,180	437,411
North America	38,202	28,793	50,736
Europe	175,916	289,597	424,614
Asia	20,976	26,065	15,838
Oceania	5,260	2,266	-
	568,122	729,901	928,599
Income (expense) from hedging transactions, note 35(a)	7,585	5,405	(20,158)
	575,707	735,306	908,441

  In 2004, the Company's three largest customers accounted for 20%, 16% and 13%, respectively, of total sales (35%, 28% and 11% of total sales in 2003). As of December 31, 2004, 48% of the trade accounts receivable is related to these customers (77% as of December 31, 2003). Some of these customers have sale contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations or previously agreed (see note 35, Normal Sale Contracts). Currently, the production of the mining units of the Company is subject to such sale agreements; these agreements have various maturity dates but do not extend beyond December 31, 2011.

  Operating costs

  This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Contractors	89,354	115,313	122,803
Supplies	69,769	74,359	84,327
Personnel expenses	60,297	67,134	82,893
Other	54,266	45,766	48,051
	273,686	302,572	338,074

  Exploration and development costs in operational mining sites

  This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Exploration expenses
Uchucchacua	21,402	22,926	38,111
Orcopampa	17,493	21,883	22,628
Antapite	9,589	12,967	13,817
Ishihuinca	2,420	4,129	6,843
Shila	4,970	5,034	4,708
Julcani	2,690	1,627	4,191
Paula	2,241	1,301	3,446
Other	1,870	42	2,571
	62,675	69,909	96,315
Amortization of development costs, note 14(b)	14,985	15,806	30,854
	77,660	85,715	127,169

  Exploration costs in non-operational mining sites

  This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
In areas external to the mining sites
Joint ventures	29,893	45,797	81,812
In mining sites
Huachocolpa	5,153	1,948	4,507
Julcani	1,732	4,295	-
Paula	-	2,876	-
Antapite	1,889	-	-
	8,774	9,119	4,507

Studies and project expenses	1,642	4,339	1,922
	40,309	59,255	88,241

  General and administrative expenses

  This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Personnel expenses	35,023	29,493	31,802
Professional fees	14,907	16,673	18,569
Board members' remuneration	3,056	3,859	4,655
Insurance	1,576	1,730	2,164
Officers' compensation, note 19(b)	6,744	49,594	2,135
Supplies	1,554	943	1,649
Accrual for doubtful receivables, note 9(c)	329	5,952	1,146
Rentals	883	989	890
Maintenance	793	750	668
Other expenses	14,433	13,178	13,188
	79,298	123,161	76,866

  Selling expenses

  This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Freight	16,714	18,425	12,913
Sundry services	5,516	6,231	3,412
Others	2,084	1,120	1,514
	24,314	25,776	17,839

  Interest income and expense

  This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Interest income
Interest on deposits	9,070	5,639	5,726
Change in the fair value of the investment fund	-	1,813	5,022
Interest on loans	145	333	1,384
	9,215	7,785	12,132
Interest expense
Interest on loans	(15,473)	(7,361)	(4,609)
Others	(1,229)	(1,326)	(2,906)
	(16,702)	(8,687)	(7,515)

  Other, net

  This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Other revenues
Dividends received from Cerro Verde	-	-	4,871
Gain from sale of supplies	3,079	2,871	-
Gain from insurance recoverability	-	-	273
Gain on sale of property, plant and equipment	1,732	1,175	259
Other	6,276	2,989	287
	11,087	7,035	5,690

Other expeneses
Accretion expense, notes 3 and 19 (c)	-	4,724	7,056
Labor contingencies	-	-	3,199
Additional taxes	1,540	1,246	2,232
Depreciation, note 13 (c)	-	2,643	1,404
Project for social development in the department of Huancavelica	808	1,313	925
Loss from sale of supplies to third parties, net	-	-	805
Administrative penalties	-	1,657	817
Employee termination bonuses	1,537	1,046	-
Accrual for impairment loss on investments	1,513	874	-
Other	2,735	6,336	2,757
	8,133	19,839	19,195
Net	2,954	(12,804)	(13,505)

  Income tax and workers' profit sharing

    The income tax and workers' profit sharing expense (benefit) amounts shown in the consolidated statements of income are made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Expense (benefit) for income tax
Current
S.M.R.L. Chaupiloma Dos de Cajamarca	21,528	30,683	37,509
Inversiones Mineras del Sur S.A.	-	6,543	12,642
Buenaventura	-	-	10,345
Inversiones Colquijirca S.A.	-	-	8,368
Consorcio Energético de Huancavelica S.A.	-	-	2,126
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	-	-	1,051
Minera Shila S.A.C.	2,321	-	-
Other	323	1,283	620
	24,172	38,509	72,661
Deferred
Buenaventura	-	(228,834)	21,582
Inversiones Colquijirca S.A.	2,669	(4,916)	7,370
Inversiones Mineras del Sur S.A.	-	(2,798)	-
Minera Shila S.A.C.	18	-	-
Other	-	(247)	384
	2,687	(236,795)	29,336
Total	26,859	(198,286)	101,997

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Expense (benefit) for workers's profit sharing (i)
Current
Inversiones Mineras del Sur S.A.	-	2,111	3,664
Buenaventura	-	-	2,998
Inversiones Colquijirca S.A.	-	-	2,426
Consorcio Energético de Huancavelica S.A.	-	-	373
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	-	-	305
Minera Shila S.A.C.	748	-	-
Other	-	187	86
	748	2,298	9,852
Deferred
Buenaventura	-	(62,896)	6,256
Inversiones Colquijirca S.A.	859	(1,425)	2,136
Inversiones Mineras del Sur S.A.	-	(811)	112
Minera Shila S.A.C.	6	-	-
Other	-	(53)	-
	865	(65,185)	8,504

Total	1,613	(62,887)	18,356

    (i) In accordance with Peruvian legislation, mining companies that have more than 20 employees should accrue an amount equal to 8 percent of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2002, 2003 and 2004, S.M.R.L. Chaupiloma Dos de Cajamarca and Compañía Minera Condesa S.A. have less than 20 employees.

    As explained in note 2(q), Buenaventura and its subsidiaries recognize temporary differences between tax and book basis of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing asset is composed of the following:

		Credit (debit) to the consolidated statements of income
	Balance as of January 1st, 2004	Income tax	Workers' profit sharing	Result from exposure to inflation	Balance as of December 31, 2004
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Deferred asset
Deferred income from sale of future production	252,746	(18,149) )	(5,253) )	(11,766) )	217,578
Accrual for mining closing	14,808	2,873	830	(842))	17,669
Officers' compensation	17,142	(3,428) )	(994) )	(798) )	11,922
Exploration expenses	11,046	582	169	(285) )	11,512
Impairment of property, plant and equipment	6,281	(116) )	(34) )	(291) )	5,840
Unrealized gain with affiliates	4,837	(352) )	(102) )	(224) )	4,159
Tax loss carryforward	30,056	(18,927) )	(5,925) )	(1,237) )	3,967
Slow moving and obsolescence supplies reserve	4,089	(692) )	(201) )	(105) )	3,091
Royalties payable to the Peruvian government	-	1,927	559	-	2,486
Allowance for doubtful accounts receivable	1,845	21	6	(86) )	1,786
Accrual for labor contingencies	-	1,199	348	-	1,547
Other	3,214	325	93	(90) )	3,542
	346,064	(34,737) )	(10,504) )	(15,724) )	285,099

Less - Allowance for deferred asset recoverability	(20,358) )	4,641	1,783	1,195	(12,739) )
	325,706	(30,096)	(8,721)	(14,529)	272,360
Deferred liability
Deferred stripping costs	(19,956) )	-	-	-	(19,956) )
Other	(8,309) )	760	217	227	(7,105) )
	(28,265) )	760	217	227	(27,061) )
	297,441	(29,336) )	(8,504) )	(14,302) )	245,299

    The Company has not recorded a deferred income tax and workers' profit sharing liability originated by the excess of the book basis over the tax basis of the investments in shares due to the following:

    - In the case of the affiliate Cerro Verde (recorded at fair value): under any circumstance - dividend distribution or sale of the investment - the reversal of the basis difference will not be taxable. As mentioned before, dividends distributions are income tax exempt. On the other hand, Cerro Verde S.A. is a company that quotes its shares in the Lima Stock Exchange and, in accordance with the Peruvian tax regulations, any gain or losses arising from the disposition of these shares are not taxable.

    - In the case of the affiliate Yanacocha, Buenaventura's management has the intention and ability of maintaining the investment until the date of the depletion of its gold and silver reserves; in this sense, it considers that the temporary difference will be reverted through future dividends, which are not taxable. On the other hand, Buenaventura's management has the ability of reversing the temporary difference, by other form different than dividends distributions, without any tax effect.

    During 2002, 2003 and 2004 the Company recorded expenses (income) tax and workers' profit sharing due to:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Income before income tax and workers' profit sharing	469,648	37,298	834,174
Effective combined rate	32.84%	32.84%	35.60%
Expected income tax and workers' profit sharing according effective combined rate	154,232	12,249	296,966
Permanent differences
Share in affiliated companies (i)	(116,242)	(183,102)	(205,005)
Effect of fair value of derivative instruments (ii)	-	66,250	(5,208)
Realized loss in derivative instruments (ii)	-	6,835	26,131
Effect of fair value of derivative contracts turned into normal sales contracts (iii)	-	(94,794)	-
Change in valuation allowance	(6,145)	(53,944)	-
Effect on change in tax rate (iv)	-	(21,978)	-
Other permanent items	(3,373)	7,311	7,469
	(125,760)	(273,422)	(176,61)
Income tax and workers' profit sharing expense (benefit)	28,472	(261,173)	120,353

  (i) According to current Peruvian tax regulations, the equity participation in affiliates, including dividends received, are not taxable.

  (ii) According to current Peruvian tax regulations, the loss on derivative instruments is not deductible to the extent it is generated abroad.

  (iii) Effective January 1, 2003, the Company adopted IAS 39, recording the initial effect of the fair value of all derivative contracts in the equity account: retained earnings (loss). In December 2003, the Company modified certain conditions of its derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. The income tax effect on the loss recorded in retained earnings has been recorded as a benefit of the year because the change of status of a permanent, to a temporary item occurred in December 2003.

  (iv) Effective April 1, 2004, the statutory income tax rate in Peru is 30 percent. Until December 31, 2003, the income tax rate was 27 percent.

  Basic and diluted earnings per share

  The computation of the basic and diluted earnings per share for the years ended December 31, 2002, 2003 and 2004 is presented below:

	For the year ended December 31, 2002			For the year ended December 31, 2003			For the year ended December 31,2004
	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share
	S/		S/	S/		S/	S/		S/
Basic and diluted income per share before the cumulative effect of accounting change	415,715,000	127,236,219	3.27	247,448,000	127,236,219	1.95	685,650,000	127,236,219	5.39
Cumulative effect of accounting change for mining closing costs	-	127,236,219	-	(72,295,000)	127,236,219	(0.57)	-	127,236,219	-
Basic and diluted net income per share	415,715,000	127,236,219	3.27	175,153,000	127,236,219	1.38	685,650,000	127,236,219	5.39

  The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31, 2002, 2003 and 2004 was determined as follows:
	2002	2003	2004
Common shares	137,444,962	137,444,962	137,444,962
Investment shares	372,320	372,320	372,320
	137,817,282	137,817,282	137,817,282
Less - Treasury shares	(10,581,063)	(10,581,063)	(10,581,063)
	127,236,219	127,236,219	127,236,219
  Disclosure about information by segments

  International Accounting Standard (IAS) 14, revised, requires enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. Segments are generally defined by the manner in which the Company presents data to high-level management for their use in evaluating each units past performance. Management bases their decisions on and evaluates business development in terms of the mining segments' performance. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the making of decisions or in the evaluation of business development. Management therefore considers that the Company's only reportable segment is mining.

  Derivative financial instruments
    Risk of metal price fluctuations -

    Derivative contracts

    Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. In addition, the subsidiary El Brocal maintains contracts of derivative instruments that qualify as cash flows hedges.

    The table below presents a summary of the commodity derivative contracts outstanding as of December 31, 2004:

Metal	Quantity (ounces)		Price range	Period
	Minimal	Maximum	(US$/Oz)
Gold	52,500 (i)	849,000	343 to 366.7	January 2005 - July 2011
Silver	500,000 (ii)	3,200,000	5.84 to 6.16	January 2005 - August 2006

    (i) Guaranteed with an average price of US$345 per ounce only and when gold price is above US$285.00 per ounce.

    (ii) Guaranteed with a minimum price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce.

    Related to the derivative instruments contracts maintained during 2003 and 2004, Buenaventura and El Brocal recorded the following:

    - In January 2003, Buenaventura charged S/458,189,000 to retained earnings and El Brocal credited S/1,742,000, net of minority interest, to the equity account of "cumulative unrealized loss on derivative instruments" in connection with initial adoption of IAS 39.

    - In 2004, Buenaventura recognized a gain of S/14,629,000 (a loss of S/647,218,000 in 2003) due to the changes in the fair value occurred during this period, which is separately presented in the Consolidated Statements of Income.

    - In 2004, El Brocal credited S/5,303,000 (a charge of S/8,085,000 in 2003), net of minority interest, to the equity account "Cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during those periods.

    - In 2004, Buenaventura recognized expenses of S/36,566,000 (income of S/44,760,000 and expenses of S/20,812,000, in 2002 and 2003, respectively), in connection with derivative operations settled during this period. In addition, Buenaventura recognized expenses of S/36,837,000 for the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented in the caption "realized loss on derivative instruments" of the Consolidated Statements of Income.

    In addition, the liability presented in the consolidated balance sheets for S/70,927,000 and S/267,852,000 as current and non-current portions, respectively, corresponds to the fair value of derivative instruments of Buenaventura as of December 31, 2004 (S/99,893,000 and S/307,826,000 as current and non-current portions, respectively, as of December 31, 2003).

    Normal sale contracts of gold

    Effective December 30 and 31, 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. The fair value of these contracts at the date prior to the modification of terms amounted to S/709,963,000 and was presented as "deferred revenue from sale of future production" in the Consolidated Balance Sheet as of December 31, 2003. Since this date, such amount will be credited to sales as delivery of the committed ounces of gold occurs.

    In 2004, Buenaventura delivered 198,000 ounces of gold as part of the sale contracts above mentioned. As a consequence, Buenaventura recognized revenues of S/68,837,000 that are separately presented in the Consolidated Statements of Income as part of Total Revenues.

    As of December 31, 2004 Buenaventura is committed to sell 1,844,000 ounces of gold at prices ranging from US$332 to US$451 per ounce until December 2011.

    Foreign currency exchange risk -

  Buenaventura has entered into a forward currency exchange contract for US$7,414,000, at rates ranging from S/3.554 to S/3.589 per U.S. dollar, and stated maturities similar to time deposits, see note 6. In 2004, this operation has generated a loss for approximately S/1,818,000 (S/2,436,000 in 2003), basically resulting from a lower market exchange currency rate compared to the agreed exchange rate. The fair value of this contract as of December 31, 2004 amounts to S/2,182,000 (S/773,000 as of December 31, 2003) and is presented in the caption "other current liabilities" of the Consolidated Balance Sheets, see note 19.

  Fair value of financial instruments

  The information about fair value of the financial instruments, including derivatives, is presented below:

  - Current monetary assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.

  - The fair value of the investment held in Sociedad Minera Cerro Verde S.A. is S/270,600,000 as of December 31, 2004 (S/223,399,000 as of December 31, 2003).

  - The estimated fair value of the long-term debt kept by El Brocal and Inminsur is similar to its book value, as the terms and interest rates are from the market.

  - The estimated fair value of the derivative contracts is S/338,779,000 and is based on quotations received from the Company's counter-parties, see note 35.

  Commitments and contingencies
    Environmental matters -

    The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering of environmental and Environmental Adjustment and Management Programs (PAMA) for each of the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila and Paula, as well as the Environmental Impact Study (EIA) of Antapite. As of December 31, 2004, the activities as defined in the PAMAs respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

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

    Royalty expenses, which are included in the operating expenses section of the Consolidated Statements of Income, are allocated among the mineral rights lease contracts, as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Sindicato Minero Orcopampa S.A.	13,561	22,869	22,706
El Futuro de Ica S.R.L.	1,120	2,273	2,212
	14,681	25,142	24,918

    Royalties payable amount to S/2,513,000 as of December 31, 2004 (S/4,620,000 as of December 31, 2003), see Note 19(a).

    Legal processes of Buenaventura -

    Damages claimed by a French citizen -

    In February of 2002, the Company and its subsidiariy Compañía Minera Condesa S.A.C. (Condesa), together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN. in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

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

    The defendants have filed various motions to dismiss the action; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand. On January 15, 2004, the judge Richard P. Matsch of the District Colorado Court dismissed the demands. On February 15, 2004 the plaintiff appealed the opinion of the judge to the Federal Court of the United States of America - Tenth Circuit (Colorado). At the date of this report, it is not possible to predict when the court will rule on the motions.

    In Management's and legal advisors' opinion, the final outcome of this process will not have a significant adverse effect on the Company's financial statements as of December 31, 2004.

    Other -

    From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

    Legal processes of Yanacocha

  Mercury spill in Choropampa -

  In June, 2000 a Yanacocha's contractor spilled approximately 11 liters of mercury nearby Choropampa, located at 84.8 kilometers from Yanacocha. As a result of the accident, September 10, 2001, 900 Peruvian citizens sue Yanacocha and other persons involved at the District Court of the state of Colorado, United States of America (hereinafter "the Court"). The plaintiffs demand compensations by the damages originated by this spill. In May 22, 2002 the Court misestimated the demand, which was ratified later in June 30, 2002. The plaintiffs appealed this resolution.

  In July 2002, a new demand was presented against Yanacocha and other subsidiaries of Newmont Mining Corporation at the same Court, by other 140 Peruvian citizens who added themselves to the original demand, demanding similar compensations to those of the first demand. This new demand is in suspense until the appeal of the first one is defined. To this date, Yanacocha considers that it is not possible to predict the final result of these demands and believes that any effect related to them would not be significant to its financial statements.

  Arbitration with a contractor -

  In June of 2004, as part of the process of conciliation with a Yanacocha contractor, the Management of this Company decided to pay an indemnification of US$2.5 million. With this payment, Yanacocha concluded the process of arbitration initiated in November, 2003, related to the contractual dispute in the civil construction made in Carachugo. The original amount of the reclamation was of approximately US$12 million.

  Transactions with affiliated companies
    The Company had the following transactions with its affiliated companies during the years ended December 31, 2002, 2003 and 2004:

    S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -

    Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. In 2004, royalties earned amounted to S/128,889,000 (S/82,350,000 and S/116,957,000 in 2002 and 2003, respectively) and are presented as "royalty income" in the consolidated statements of income.

    Compañía Minera Condesa S.A. ("Condesa") -

    During 2004, Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/414,911,000 (S/83,070,000 and S/482,025,000 in 2002 and 2003, respectively).

    Buenaventura Ingenieros S.A. ("Bisa") -

    In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2004 and was renewed in January, 2005 under the same terms. In 2004, the revenues related to this service contract amounted to approximately S/10,176,000 (S/11,408,000 in 2003).

    The profit between Bisa and Yanacocha is not significant and, therefore, has not been eliminated in the consolidated financial statements.

    Consorcio Energético de Huancavelica S.A. ("Conenhua") -

    In November of 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During 2004, the revenues for these services amounted to approximately S/13,265,000 in 2004 (S/14,282,000 in 2003).

    The profit between Conenhua and Yanacocha is not significant and, therefore, has not been eliminated in the consolidated financial statements.

    As a result of the above and other minor transactions, the Company has the following accounts receivable from affiliated companies:

	2002	2003
	S/(000)	S/(000)
Minera Yanacocha S.R.L.	36,761	45,708
Other	937	370
	37,698	46,078

  Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

  On February 18, 2005, the Company issued its consolidated financial statements prepared in accordance with Peruvian GAAP. Subsequent to that date, the Company has prepared the information in notes 39 and 40 realating to the nature and effect of differences between Peruvian GAAP and U.S. GAAP.

  Restatement of financial statements for general price level changes

  Peruvian GAAP - Peruvian GAAP require the restatement of assets and liabilities into constant Peruvian Nuevos Soles as of the date of the latest financial statements presented. All non-monetary assets and liabilities and income statement amounts have been restated to reflect changes in the Peruvian wholesale price index, from the date the assets were acquired or the liabilities were incurred to the year-end. The purchasing power gain (loss) included in income (loss) reflects the effect of Peruvian inflation on the monetary liabilities of the Company during the year, net of the loss resulting from the effect of inflation on monetary assets held. See Note 2(a).

  U.S. GAAP - Under U.S. GAAP, account balances and transactions are stated in the units of currency of the period when the transactions are originated. This accounting model is commonly known as the historical cost basis of accounting. SEC rules establish that foreign private issuers that prepare their financial statements in a reporting currency that comprehensively includes the effects of price level changes are not required to eliminate such effects in the reconciliation to U.S. GAAP. Therefore, the U.S. GAAP reconciliation of net income and shareholders' equity shown in Note 40 does not reflect as a difference the effect of the general price level restatement.

  Impairment of long-lived assets

  Peruvian GAAP - Up to December 31, 2000, impairment loss of long-lived assets was not mandatory under Peruvian GAAP; therefore, Peruvian corporations did not recognize any impairment loss as of that date. Effective January 1st, 2001, impairment loss of long-lived assets is recognized according to International Accounting Standard (IAS) 36, "Impairment of Assets". See Note 2(k).

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

  Share in Yanacocha

  Peruvian GAAP - Under Peruvian GAAP, specifically IAS 28 - Accounting for Investments in Associates, the investor's financial statements are usually prepared using uniform accounting policies for like transactions and events in similar circumstances. In many cases, if an associate uses accounting policies other than those adopted by the investor for like transactions and events in similar circumstances, appropriate adjustments are made to the associate's financial statements when they are used by the investor in applying the equity method. Under Peruvian GAAP, the Company recognizes the equity participation in Yanacocha using the financial statements of this entity prepared under U.S. GAAP due to these statements recognize the appropriate adjustments to reflect the current accounting policies of Buenaventura.

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

  Under U.S. GAAP, the mining concession in Yanacocha must be kept in the same functional and reporting currency of this entity, that is U.S. dollars, and not in Peruvian Nuevos Soles. The effect of amortizing the mining concession using the U.S. dollars basis instead of Peruvian Nuevos Soles originates reconciliation items, in results of operations and in comprehensive income, see Note 40.

  Deferred Income Tax

  Peruvian GAAP-When an enterprise makes a distinction between current and non-current assets and liabilities in its financial statements, it should not classify deferred tax assets (liabilities) as current assets (liabilities).

  U.S.GAAP - Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes.

  Workers' profit sharing

  Peruvian GAAP - Workers' profit sharing expense (income) is separately presented in the consolidated statements of income in a similar way as income tax expense (income). Also, deferred workers' profit sharing asset (liability) is separately presented in the consolidated balance sheets in a similar way as deferred tax assets (liabilities).

  U.S. GAAP - The common practice is to recognize the workers' profit sharing expense (income) as part of operating expense (income). Also, deferred workers' profit sharing assets (liabilities) shall be classified as current or non-current based on the classification of the related assets or liability for financial reporting purposes.

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

  U.S. GAAP - The investments must be classified, according to management's intent, into one of the following categories: trading, available-for-sale, or held-to-maturity. Available-for-sale investments should be marked-to-fair value, with the resulting unrealized gain or loss recorded directly to a separate component of equity until realized, at which time the gain or loss is recorded in income.

  If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings (that is, accounted for as a realized loss). The new cost basis is not changed for subsequent recoveries in fair value.

  The U.S. GAAP difference is only related to the 2002 year, when the available-for-sale investments were recorded at cost (under Peruvian-GAAP) and not at fair value. As of December 31, 2003 and 2004, the investment in Sociedad Minera Cerro Verde S.A. is presented at fair value; therefore, there is no U.S. GAAP difference as of December 31, 2003 and 2004.

  Mining concessions

  Peruvian GAAP -Net cost of mining concessions are presented in a separate caption of the consolidated balance sheets.

  U.S. GAAP - In March 2004, the EITF 04-2 reached to the consensus that mineral rights are tangible assets, and, accordingly, the Company has accounted for its mining concessions as part of property, plant and equipment.

  Amortization of goodwill

  Peruvian GAAP - In 2001, Buenaventura paid an amount in excess of the book value of the shares of its subsidiary Consorcio Energético de Huancavelica S.A., (Conenhua is not a mining company) and amortizes such excess (goodwill) using the straight-line method over a 10-year period.

  U.S. GAAP - Statement of Financial Accounting Standard No. 142, "Goodwill and other Intangible Assets" ("SFAS 142"), effective January 1, 2002, requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually, and in the case of the Company is at year-end.

  Capitalization of interest

  Peruvian GAAP - Interest costs during asset construction are not capitalized.

  U.S. GAAP - Statement of Financial Accounting Standard No. 34 "Capitalization of Interest Cost" ("SFAS 34"), states that a portion of interest paid during periods in which assets were constructed or developed must be capitalized. It is assumed that the proceeds of loans outstanding during construction periods were used to fund the construction.

  No allocation of the interest paid relating to assets constructed or developed was included in the reconciliation presented in Note 40 as the interest to be allocated was not material (accumulated effect of S/702,000 as of December 31, 2004).

  Derivative financial instruments

  Peruvian GAAP - The Company uses derivative financial instruments to mitigate certain market risks to which the Company is exposed. Until December 31, 2002, the Company disclosed the fair value of derivative instruments in the notes to the consolidated financial statements. Effective January 1, 2003, the Company recognizes derivative instruments as assets or liabilities, measured at their fair value, in its consolidated balance sheets pursuant to IAS 39, "Financial Instruments - Recognition and Measurement". Changes in the derivative's fair value will be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either a separate caption of equity or current earnings, depending on the nature of the instrument. See Note 2(s).

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

  The U.S. GAAP difference is related to years prior to 2003, when derivative financial instruments were not recorded at fair value under Peruvian GAAP. As of December 31, 2003 and 2004, these financial instruments are recorded at fair value under Peruvian GAAP and U.S. GAAP; therefore, there is no U.S. GAAP difference as of December 31, 2003 and 2004.

  Joint Ventures

  Peruvian GAAP - See accounting policy in note 2(i) to the consolidated financial statements.

  U.S. GAAP - The Company is party to joint venture agreements with other companies in the mining industry for purposes of exploring potential mine sites and accounts for its interests using under proportional consolidation. Such interests would have been accounted for under USGAAP using the equity method. However, as allowed in Item 17 (c) (2) (vii) of Form 20-F, the Company has elected to omit the differences in classification that may result from such arrangement for any joint venture that is an operating entity and that is jointly controlled, by contractual agreements, by all parties with equity interest in the entity.

  Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP

  The following is a summary of the adjustments to net income for the years ended December 31, 2002, 2003 and 2004 and to shareholders' equity as of December 31, 2003 and 2004 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	For the years ended December 31,
	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Income before cumulative effect of accounting change according to the financial statements prepared under Peruvian GAAP	415,715	247,448	685,650
Items increasing (decreasing) reported net income
Fair value of derivative instruments	(334,639)	-	-
Write-down of an available-for-sale investment to fair value	(5,957)	-	-
Depreciation originated by the impaired long-lived assets	644	779	709
Share in Yanacocha's equity - restated, see (a)	(35,782)	-	-
Share in Yanacocha's equity - mining concession	578	1,031	1,875
Amortization of goodwill of Consorcio Energético de Huancavelica S.A.	933	909	994
Effect of U.S. GAAP adjustments on minority interest (b)	2,084	47	(78)
Deferred income tax and workers' profit sharing assets, net (c)	-	1,117	(253)
Net adjustments	(372,139)	3,883	3,247
Net income before cumulative effect of accounting change under U.S. GAAP	43,576	251,331	688,897
Cumulative effect of accounting change from mine closing costs	-	(72,295)	-
Net income under U.S. GAAP	43,576	179,036	688,897
Other comprehensive income (loss) -
Cumulative translation adjustment	(7,570)	(39,612)	(127,119)
Unrealized gain (loss) on available-for-sale investments	-	209,130	47,201
Fair value of derivative instruments classified as hedging instruments	-	(8,085)	5,303
Other	-	-	912
Total comprehensive income under U.S. GAAP	36,006	340,469	615,194
Accumulated other comprehensive income (loss) under U.S. GAAP
Cumulative translation adjustment	(1,255)	(40,867)	(167,986)
Unrealized gain (loss) on available-for-sale investments	(6,914)	202,216	249,417
Fair value of derivative instruments classified as hedging instruments	-	(8,085)	(2,782)
Other	-	-	912
Total accumulated other comprehensive income (loss) under U.S. GAAP	(8,169)	153,264	79,561
Basic and diluted income per share before cumulative effect of accounting change under U.S. GAAP	0.34	1.98	5.41
Cumulative effect of accounting change from mine closing costs	-	(0.57)	-
Basic and diluted income per share under U.S. GAAP	0.34	1.41	5.41

    In 2002, Yanacocha restated its figures of prior years as a result of a reaudit requested by its Newmont Mining Corporation ("the Principal"). The principal changes were in connection with the useful lives of property, plant and equipment and mine development costs: in certain instances, Yanacocha was using different useful lives for similar assets and, in other cases, was depreciating mine facility assets using useful lives in excess of the estimated life of the gold reserves. The effects in Buenaventura were as follows: S/18,350,000 of increased retained earnings as of January 1, 2000, and additional expenses of S/7,864,000 and S/9,737,000 in 2000 and 2001, respectively.

    In addition, in 2002, the SEC challenged the accounting treatment for inventories followed by the Principal and Yanacocha, consisting of charging the depreciation directly to expenses and not allocating to inventories. Before issuing the 2002 financial statements, the SEC requested the Principal and Yanacocha to restate their prior financial statements. The effects in Buenaventura were as follows: S/14,726,000 of increased retained earnings as of January 1, 2000, and increased income of S/12,339,000 and S/7,968,000 in 2000 and 2001, respectively.

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

  - Share in Yanacocha's equity: The equity participation in affiliates, including dividends received, are not taxable. See note 32(b).

  The impairment of long-lived assets generates a temporary difference under current Peruvian tax regulations.

  The amounts shown in the net income reconciliation are presented before tax, except for the share in Yanacocha. The tax effect of each item, except the share in Yanacocha, is included in the deferred income tax and workers' profit sharing line item.

	At December 31,
	2003	2004
	S/(000)	S/(000)

Shareholders' equity according to the financial statements prepared under Peruvian GAAP	1,699,649	2,180,133
Items increasing (decreasing) reported shareholders' equity
Impairment of long-lived assets recorded under U.S. GAAP	(33,931)	(33,931)
Depreciation originated by the impaired long-lived assets	11,010	11,719
Impairment of long-lived assets recorded under Peruvian GAAP	19,786	19,786
Amortization of goodwill of Consorcio Energético de Huancavelica S.A.	1,842	2,836
Share in Yanacocha's - mining concession	1,609	3,484
Cumulative translation adjustment - Yanacocha's mining concession	(11,472)	(19,473)
Effect of U.S. GAAP adjustments on minority interest related to the impairment of long-lived assets	547	469
Deferred income tax and workers' profit sharing assets	1,117	864
Net adjustments	(9,492)	(14,246)
Shareholders' equity in accordance with U.S. GAAP	1,690,157	2,165,887

  The following is a roll forward of the components of shareholders' equity under U.S. GAAP:

S/(000)

Shareholders' equity in accordance with U.S. GAAP at December 31, 2002	1,508,853
Net income in accordance with U.S. GAAP	179,035
Declared and paid dividends	(159,164)
Unrealized gains, on investments	209,130
Loss from change in fair value of derivative instruments classified as hedging instruments	(8,085)
Cumulative translation adjustment	(39,612)
Shareholders' equity in accordance with U.S. GAAP at December 31, 2003	1,690,157
Net income in accordance with U.S. GAAP	688,897
Declared and paid dividends	(139,464)
Unrealized gains on investments	47,201
Amortization of deferred hedge loss	682
Change in fair value of derivative instruments classified as hedging instruments	4,621
Cumulative translation adjustment	(127,119)
Other	912
Shareholders' equity in accordance with U.S. GAAP at December 31, 2004	2,165,887

  With regard to the consolidated balance sheets and statements of income, the following captions determined under U.S. GAAP would have been:

	At December 31,
	2003	2004
	S/(000)	S/(000)

Consolidated Balance Sheets
Assets -
Current portion of deferred income tax and workers' profit sharing, net	38,040	23,402
Investments in shares	1,433,406	1,515,358
Property, plant and equipment, net (including mining concessions)	462,779	601,133
Goodwill, net	9,034	9,034
Total current assets
Non-current portion of deferred income tax and workers' profit sharing assets, net	260,518	222,761
Total assets	3,211,020	3,556,680
Liabilities -
Total liabilities	1,472,741	1,324,915
Minority interest	47,882	65,878

	For the years ended December 31,
	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Consolidated Statements of Income
Depreciation and amortization	(40,407)	(46,409)	(58,764)
Assets impairment loss and write-off	-	(4,691)	-
Total operating costs and expenses	(573,187)	(627,091)	(776,367)
Operating income	84,870	225,071	329,800
Share in affiliated companies, net	318,758	558,589	577,733
Loss on derivative instruments, net	(289,880)	(668,030)	(58,774)
Write-down of an available-for-sale investment to fair value	(5,957)	-	-
Income tax benefit (expense)	(26,859)	199,151	(102,230)
Effect of change in tax law	-	16,688	-
Other current and deferred taxes	(26,859)	182,463	(102,230)

  Additional disclosures required by U.S. GAAP and the SEC

  The expense (benefit) for income tax and workers' profit sharing is as follows:

	For the years ended December 31,
	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Expense (benefit) for income tax
Current	24,172	38,509	72,661
Deferred	2,687	(237,660)	29,569
Total	26,859	(199,151)	102,230
Expense (benefit) for workers' profit sharing
Current	748	2,298	9,852
Deferred	865	(65,436)	8,524
Total	1,613	(63,138)	18,376

Income tax and workers' profit sharing expense (benefit)	28,472	(262,289)	120,606

  The tax effects of significant temporary differences are as follows:
		Debit (credit) to the consolidated statements of income
	Balance as of January 1st, 2004	Income tax	Workers' profit sharing	Result from exposure to inflation	Balance as of December 31, 2004
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Deferred income from sale of future production	252,746	(18,149)	(5,253)	(11,766)	217,578
Mine closing costs	14,808	2,873	830	(842)	17,669
Stock Appreciation Rights	17,142	(3,428)	(994)	(798)	11,922
Exploration expenses	11,046	582	169	(285)	11,512
Impairment of property, plant and equipment	7,398	(300)	(50)	(344)	6,704
Unrealized gain with affiliates	4,837	(352)	(102)	(224)	4,159
Tax loss carryforward	30,056	(18,927)	(5,925)	(1,237)	3,967
Slow moving and obsolescence supplies reserve	4,089	(692)	(201)	(105)	3,091
Royalties payable to the Peruvian Government	-	1,927	559	-	2,486
Allowance for doubtful accounts receivable	1,845	21	6	(86)	1,786
Allowance for labor contingencies	-	1,199	348	-	1,547
Other	3,214	325	93	(90)	3,542
	347,181	(34,921)	(10,520)	(15,777)	285,963
Less - Allowance for deferred asset recoverability	(20,358)	4,641	1,783	1,195	(12,739)

	326,823	(30,280)	(8,737)	(14,582)	273,224
Deferred liability
Mineral stripping costs	(19,956)	-	-	-	(19,956)
Other	(8,309)	760	217	227	(7,105)
	(28,265)	760	217	227	(27,061)
	298,558	(29,520)	(8,520)	(14,355)	246,163

  The reconciliation of the income tax and workers' profit sharing provision computed at the statutory Peruvian effective combined rate to the provision for income tax and workers' profit sharing recorded on an U.S. GAAP basis in the consolidated statements of income is as follows:

	For the years ended December 31,
	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Income before income tax according to U.S. GAAP	93,811	103,154	819,376
Workers' profit sharing expense (benefit) (a)	1,613	(63,137)	18,376
Income tax and workers' profit sharing according to U.S. GAAP	95,424	40,017	837,752

Statutory effective combined rate	32.84%	32.84%	35.60%
Expected income tax and workers' profit sharing provision in accordance with U.S. GAAP	31,337	13,142	298,240

Reconciliation items
Share in affiliated companies (b)	(104,680)	(183,441)	(205,673)
Effect on fair value of derivative instruments	109,895	73,085	20,923
Effect of fair value of derivative contracts turned into normal sales recorded on shareholders' equity	-	(94,794)	-
Change in valuation allowance	(6,145)	(56,217)	-
Effect of change in tax law	-	(22,064)	-
Other permanent items	(1,935)	8,000	7,116
	(2,865)	(275,431)	(177,634)
Income tax and workers' profit sharing expense (benefit)	28,472	(262,289)	120,606

    Under U.S. GAAP the workers' profit sharing provision is recorded as an operating expense (income).

    According to current Peruvian tax law, shares in affiliated companies are not taxable. See also note 32(b).

Recently Issued Accounting Pronouncements

FIN 46, Consolidation of Variable Interest Entities

In January 2003, FASB issued FASB Interpretation N.46 ("FIN 46"), Consolidation of Variable Interest Entities, which provides guidance on identification and reporting for entities over which control is achieved through means other than voting rights. FIN 46 defines such entities as variable interest entities ("VIEs"). A FASB Staff Position issued in October 2003 deferred the effective date of FIN 46 to the first interim or annual period ending after December 15, 2003 for entities created before February 1, 2003 if certain criteria are met. Subsequently, during December 2003, the FASB issued FIN 46R which replaces the original interpretation. Application of this revised interpretation is required in financial statements for companies that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. Based on a referral from the EITF, the board agreed to add to its agenda a project to provide guidance on the variability to be considered when determining whether an interest is a variable interest in a potential variable interest entity. FIN 46 did not have any impact on the Company's financial position or results of operations at December 31, 2004, or for the year then ended.

At the March 30, 2005 meeting, the FASB unanimously ratified the consensus reached at the March 17, 2003 EITF meeting that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The EITF reached a consensus that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, "Inventory Pricing" (ARB 43). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as "stripping costs." It is the accounting for costs incurred during the production stage of the mine, or the post-production stripping costs, that are addressed in Issue 04-6. Based upon this consensus, post-production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. This consensus may represent a significant change in practice for those companies that currently expense post-production stripping costs as incurred or capitalize post-production stripping costs and amortize those deferred costs over the life of the mine or another determinative period. The guidance in this consensus is effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted. Upon adoption, an entity should recognize the cumulative effect of initially applying this consensus consistent with the provisions of Accounting Principles Board Opinion No. 20, Accounting Changes. However, pro forma information will not be required upon adoption. Alternatively, companies are not prohibited from restating prior period financial statements issued. Entities that elect to early adopt the guidance in this consensus during an interim period, must report the effects of this change in interim financial statements in accordance with the provisions of FASB Statement No. 3, Reporting Accounting changes in Interim Financial Statements. The company is evaluating the impact of this standard, on the Company's financial position or results from operation.

In March 2005, FASB issued FASB Interpretation N.47 ("FIN 47") of FASB Statement 143, Asset Retirement obligations, which was issued in June 2001. The FASB issued the Interpretation to address diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. According to the Interpretation, uncertainty about the timing and (or) method of settlement of a condition asset retirement obligations should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company is evaluating the impact of this standard, on the Company's financial position or results from operation.

Recent Developments

On March 15, 2005, the Company executed a joint venture agreement with Río Narcea Gold Mines, S.A., Naraval Gold S.R.L. and Río Narcea Gold Mines, Ltd. (collectively "Grupo RN") whereby the Company will acquire a 51 percent equity interest in the Santa Marina exploration project, which is located 2 kilometers north of the El Valle mine on the Río Narcea gold belt in Asturias, Spain, through its 100 percent subsidiary Minera Santa Marina del Norte S.L. ("Santa Marina"). The Santa Marina project is operated by Santa Marina. The Company has agreed, pursuant to the joint venture agreement, to invest 2,200,000 Euros by March 15, 2007 to develop the Santa Marina project. Upon such investment, Grupo RN will transfer certain mining rights with respect to the Santa Marina exploration project in exchange for a 49 percent interest in Santa Marina. In addition, upon receipt of notice by Grupo RN affirming the completion of the Company's initial investment, the Company has a three month option to increase their equity interest in Santa Marina to 70 percent for an additional investment of 2,400,000 Euros over a two year period from such exercise.

On March 16, 2005, the Company, the Sumitomo Group, Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. ("Cerro Verde") entered into an agreement whereby, subject to certain closing conditions, the Company agreed to increase its ownership interest in Cerro Verde up to 20 percent and the Sumitomo Group agreed to acquire an ownership interest in Cerro Verde of between 21 and 25 percent in connection with a US$850 million expansion of the Cerro Verde copper operations to mine a primary sulfide ore body. Phelps Dodge will retain a majority interest in Cerro Verde. Cerro Verde intends to effect the increase of the Company's and the Sumitomo Group's ownership interests pursuant to a capital increase.

MINERA YANACOCHA S.R.L.

FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

CONTENTS

Report of the independent registered Public Accounting Firm F-67

Balance sheets as of December 31, 2004 and 2003 F-68

Statements of income for each of the three years ended December 31, 2004 F-69

Statements of changes in partners' equity for each of the three years ended December 31, 2004 F-70

Statements of cash flows for each of the three years ended December 31, 2004 F-71

Notes to the financial statements F-72

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 7, 2005

To the Partners and the Executive Committee of
Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in partners' equity and of cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United States of America vary in certain significant respects from accounting principles generally accepted in Peru. The application of the latter would have affected the determination of net income for the three years in the period ended December 31, 2004 and the determination of partners' equity and financial position at December 31, 2004 and 2003 to the extent summarized in Note 17 to the financial statements.

As explained in Note 2 to the financial statements, as of January 1, 2003 the Company changed the method to determine its remediation and retirement liability. The resulting cumulative effect of this change amounting to approximately $32.4 million was charged to income of year 2003.

Countersigned by

/S/ LUIS W MONTERO___(partner)

Luis W. Montero

Peruvian Public Accountant

Registration No.17729

MINERA YANACOCHA S.R.L.

BALANCE SHEETS
	At December 31,
	2004	2003
	(in thousands of US dollars)

ASSETS
Cash and cash equivalents	$ 69,798	$ 46,391
Restricted funds	-	16,672
Receivables (Note 3)	34,659	35,680
Inventories (Note 4)	48,404	46,985
Ore on leach pads (Note 5)	88,447	132,031
Current assets	241,308	277,759
Property, plant and mine development, net (Note 6)	882,946	794,527
Long-term ore on leach pads (Note 5)	73,496	69,045
Long-term stockpiles (Note 5)	6,925	3,258
Other long-term assets	3,073	1,452
Total assets	$ 1,207,748	$ 1,146,041
LIABILITIES
Current portion of long-term debt (Note 10)	$ 16,156	$ 30,012
Accounts payable	24,779	25,983
Accrued liabilities (Note 7)	36,556	22,192
Related parties (Note 13)	18,809	10,097
Workers' profit sharing (Note 8)	28,447	23,158
Income taxes payable	46,283	91,812
Current portion of reclamation and remediation liabilities (Note 9)	4,312	6,105
Current portion of deferred workers' profit sharing (Note 8)	2,825	2,825
Current portion of deferred income tax liabilities (Note 12)	1,041	16,852
Deferred revenue	105	531
Current liabilities	179,313	229,567
Long-term debt (Note 10)	21,160	37,344
Reclamation and remediation liabilities (Note 9)	102,719	85,643
Deferred workers' profit sharing (Note 8)	18,381	20,813
Deferred income tax liabilities (Note 12)	69,683	71,804
Other long term liabilities	5,318	-
Total liabilities	396,574	445,171
Commitments and Contingencies (Note 16)
PARTNERS' EQUITY (Note 11)
Partners' contributions	208,616	208,616
Additional contributions	226	226
Restricted earnings	189,600	189,600
Retained earnings	412,732	302,428
Total partners' equity	811,174	700,870
Total liabilities and partners' equity	$ 1,207,748	$ 1,146,041

The accompanying notes are an integral part of these statements.

MINERA YANACOCHA S.R.L.

STATEMENTS OF INCOME
	Year ended December 31,
	2004	2003	2002
	(in thousands of US dollars)

Revenues	$ 1,249,882	$ 1,036,370	$ 713,398

Costs and expenses
Costs applicable to sales (exclusive of depreciation,
depletion and amortization shown separately below)	450,825	377,214	312,980
Depreciation, depletion and amortization	179,441	146,822	114,769
Exploration, research and development	35,236	13,574	11,121
General and administrative	4,986	5,126	4,682
Other	6,135	18,126	(160)
	676,623	560,862	443,392
Other income (expense)
Interest and other income	860	1,560	1,415
Interest expense, net of capitalized interest of
$2,016, $4,559 and $3,035, respectively	(2,252)	(2,615)	(8,888)
	(1,392)	(1,055)	(7,473)

Income before taxes and cumulative effect of
a change in accounting principle	571,867	474,453	262,533

Income tax expense (Note 12)	(181,563)	(121,688)	(64,611)

Income before cumulative effect of a change
in accounting principle	390,304	352,765	197,922

Cumulative effect of change in accounting principle,
net of tax of $10.2 million in 2003	-	(32,353)	-

Net income	$ 390,304	$ 320,412	$ 197,922

The accompanying notes are an integral part of these statements.

MINERA YANACOCHA S.R.L.

STATEMENTS OF CHANGES IN PARTNERS' EQUITY
	Partners' Contributions	Additional Contributions	Restricted Earnings	Retained Earnings	Total
		(in thousands of US dollars)

Balances at January 1, 2002	$ 208,616	$ 226	$ 80,000	$ 244,386	$ 533,228
Appropriation of retained earnings	-	-	80,000	(80,000)	-
Distributions of profits to the partners	-	-	-	(50,692)	(50,692)
Net income	-	-	-	197,922	197,922
Balances at December 31, 2002	208,616	226	160,000	311,616	680,458
Appropriation of retained earnings	-	-	29,600	(29,600)	-
Distributions of profits to the partners	-	-	-	(300,000)	(300,000)
Net income	-	-	-	320,412	320,412
Balances at December 31, 2003	208,616	226	189,600	302,428	700,870
Distributions of profits to the partners	-	-	-	(280,000)	(280,000)
Net income	-	-	-	390,304	390,304
Balances at December 31, 2004	$ 208,616	$ 226	$ 189,600	$ 412,732	$ 811,174

The accompanying notes are an integral part of these statements.

MINERA YANACOCHA S.R.L.

STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2004	2003	2002
	(in thousands of US dollars)

Operating activities:
Net income	$ 390,304	$ 320,412	$ 197,922
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	179,441	146,822	114,769
Deferred income taxes	(17,932)	(26,504)	13,089
Deferred profit sharing	(2,433)	(5,189)	(773)
Accretion of reclamation obligations	6,025	6,534	-
Revision in reclamation estimate	(2,351)	16,615	-
Write-off of material and supplies	-	3,165	667
Write-off of property, plant and mine development	6,610	3,462	-
Cumulative effect of change in accounting principle, net	-	32,353	-
Other	-	-	838
(Increase) decrease in operating assets:
Inventories, ore on leach pads and stockpiles	14,212	(25,938)	(42,586)
Other assets	(601)	(954)	9,368
Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	(19,286)	88,576	23,595
Reclamation liabilities	(5,386)	(5,700)	3,032
Net cash provided by operating activities	548,153	553,654	319,921
Investing activities:
Additions to property, plant and mine development	(231,378)	(205,682)	(146,691)
Net cash used in investing activities	(231,378)	(205,682)	(146,691)
Financing activities:
Proceeds from debt	65,500	-	28,850
Repayments of debt	(95,540)	(47,598)	(111,853)
Restricted funds	16,672	(824)	(3,160)
Distributions of profits to the partners	(280,000)	(300,000)	(50,692)
Net cash used in financing activities	(293,368)	(348,422)	(136,855)
Net change in cash and cash equivalents	23,407	(450)	36,375
Cash and cash equivalents at the beginning of the year	46,391	46,841	10,466
Cash and cash equivalents at the end of the year	$ 69,798	$ 46,391	$ 46,841

See Note 14 for supplemental cash flow information.

The accompanying notes are an integral part of these statements.

MINERA YANACOCHA S.R.L.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

  BUSINESS ACTIVITIES

  Minera Yanacocha S.R.L. (the "Company"), formerly Minera Yanacocha S.A., was incorporated in Peru on January 14, 1992 and began its operations in 1993. The Company is engaged in the exploration and production of gold under the mining concessions owned by S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma").

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

  Located in the Cajamarca province of Peru, the Company's operation consists of five separate open pit mines: the Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua mines. Reclamation and/or backfilling activities in the mining areas of Carachugo, San José and Maqui Maqui are currently underway. Cerro Yanacocha and La Quinua are still active pits. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching cyanidation, followed by Merrill-Crowe zinc precipitation and smelting where a final doré product is poured. The doré is then shipped offsite for refining and is sold in worldwide gold markets.

  Proven and probable reserves contained approximately 32.3 million (unaudited) and 31.7 million (unaudited) ounces of gold at December 31, 2004 and 2003, respectively and 2.2 billion (unaudited) pounds of copper at December 31, 2004.

  During 2004, the Minas Conga project which currently consists of two gold-copper porphyry deposits located northeast of the Minera Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayco was added to reserves. This development project added 8.7 (unaudited) million ounces of gold and 2.2 billion (unaudited) pounds of copper to reserves.

  The Company has reassessed the challenges involved in obtaining required permits for Cerro Quilish primarily related to increased community concerns. Based upon this reassessment, the Company has reclassified 3.9 million (unaudited) ounces of gold from reserves to non-reserve mineralization as discussed in Note 16.

  During 2004, 2003 and 2002, the Company sold 3.04 million, 2.86 million and 2.29 million ounces of gold, respectively.

  Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flow and profitability of the Company's operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control.

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

  Stockpiles, Ore on Leach Pads and Inventories

  As described below, costs that are incurred in, or benefit, the productive process are accumulated as ore on leach pads, stockpiles and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories resulting from net realizable value impairments are reported as a component of Costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long-term. The major classifications are as follows:

  Stockpiles

  Stockpiles represent coarse ore that has been extracted from a mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained units such as contained ounces or pounds (based on assay data) and the estimated recovery percentage (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations and removed at each stockpile's average cost per recoverable unit.

  Ore on Leach Pads

  The recovery of gold from certain oxide ores is efficiently achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution, which is included as in-process inventory, is processed further in the processing plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Cost are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

  The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). In general, the leach pad production cycles project recoveries of approximately 90% to 95% of the placed recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

  Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, the Company's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. At December 31, 2004, the weighted-average cost per recoverable ounce of gold on leach pads was $151 per ounce. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process is concluded. Based on current mine plans, the Company expects to place the last ton of ore on its leach pads in 2014. Including the estimated time required for residual leaching, rinsing and reclamation activities, the Company expects that its leaching operations will terminate within approximately ten years following the date that the last ton of ore is placed on the leach pad.

  The current portion of leach pads is determined based on engineering estimates of the quantities of gold at the balance sheet date that are expected to be recovered during the next twelve months.

  In-process Inventory

  In-process inventories represent materials that are currently in the process of being converted to a saleable product. The Company's conversion process is leach in-circuit. In-process material is measured based on assays of the material fed to the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

  Precious Metals Inventory

  Precious metals inventories include gold dore and/or gold bullion. Precious metals that result from the Company's mining and processing activities are valued at the average cost of the respective in-process incurred prior to the refining process, plus applicable refining costs.

  Materials and Supplies

  Materials and supplies are valued at the lower of weighted-average cost or net realizable value. Cost includes applicable taxes and freight.

  Property, Plant and Mine Development

  Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

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

  Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable ounces mined from proven and probable reserves. To the extent that these costs benefit the entire ore body, they are amortized over the estimated life of the ore body.

  Ongoing development expenditures to maintain production are charged to operations as incurred. Repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

  Interest expense allocable to the costs of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  Mineral interests

  Mineral interests are recorded at fair value at the time acquired, in Property, plant and mine development and represent mineral use rights regardless of whether the Company owns the related surface rights ("mining concessions"). The Company's mineral assets represent mineral use rights related to production, development or exploration stage properties, and the value of such assets is primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in such properties. Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above. The Company's mining concessions are enforceable regardless of whether proven and probable reserves have been established. In addition, these mining concessions provide for both the right to explore and exploit. However, the Company must first obtain the respective exploration and exploitation permits, which are generally granted in due course. The Company may retain mining concessions indefinitely by paying annual fees and, during exploitation, complying with production obligations or paying assessed fines. Mining concessions are freely assignable or transferable.

  Asset Impairment

  The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production and capital, all based on life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of gold and other minerals that will be obtained from proven and probable reserves and all related exploration stage mineral interests after taking into account losses during ore processing and treatment. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. All assets at an operating segment are considered together for purposes of estimating future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

  Revenue Recognition

  Revenue is recognized when the price is determinable, the product has been delivered and transfer of title to the customer and collection of the sales price is reasonably assured. Revenues from silver sales are credited to Costs applicable to sales as a by-product credit.

  Reclamation and Remediation Costs (Asset Retirement Obligations)

  In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143 "Accounting for Asset Retirement Obligations", which established a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement was adopted on January 1, 2003, when the Company recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset which resulted in a cumulative effect of a change in accounting principle of $32.4 million, net of $10.2 million in taxes (see Note 9). Reclamation costs are allocated to expense over the life of the related assets and are adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.

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

  Income Tax and Profit Sharing

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

  Recent Accounting Pronouncements

  In November 2004, the FASB issued SFAS 151 "Inventory Cost-an amendment of ARB No. 43, Chapter 4", which clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs and wasted material as current period costs. It also requires that allocations of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Statement applies to inventory costs incurred in the first fiscal year beginning after June 15, 2005. The Company has not determined the impact, if any, on the Company's financial position or results from operations.

  A committee of the Emerging Issues Task Force ("EITF") discussed the accounting for deferred stripping costs incurred during production but did not reach a consensus in 2004. The Task Force considered the recommendation that stripping costs incurred during production are a mine development cost that should be capitalized as an investment in the mine and attributed to the proven and probable reserves benefited in a systematic and rational manner. However, the Task Force directed the FASB staff to develop additional guidance about what constitutes a systematic and rational manner of attributing the capitalized costs to proven and probable reserves benefited. The Company cannot predict whether the deliberations of the EITF will ultimately modify or otherwise result in new accounting standards or interpretations thereof that differ from the Company's current practices.

  Reclassifications

  Certain amounts in prior years have been reclassified to conform to 2004 presentations. These reclassifications had no material effect on previously reported presentations of assets and liabilities, net income, cash flows or shareholders' equity.

  RECEIVABLES

	At December 31,
	2004	2003

Value added tax credit	$ 16,958	$ 14,845
Claims for tax refunds	9,449	17,157
Other	8,252	3,678
	$ 34,659	$ 35,680

  During 2004 the Company finalized a number of prior year tax assessments with the Peruvian tax authorities. As a result of these settlements, the claims for tax refunds were reduced by $7.6 million in 2004. The majority of this reduction arose due to an accrued tax liability established in 2003 being offset against the claims for tax refunds, following the relinquishment of certain tax claims by the Peruvian tax authorities as part of the settlements.

  INVENTORIES

	At December 31,
	2004	2003

In-process	$ 20,184	$ 14,702
Precious metals	565	4,239
Materials and supplies	27,655	28,044
	$ 48,404	$ 46,985

  STOCKPILES AND ORE ON LEACH PADS

	At December 31,
	2004	2003

Current - Ore on leach	$ 88,447	$ 132,031
Long-term
Stockpiles	$ 6,925	$ 3,258
Ore on leach pads	73,496	69,045
	$ 80,421	$ 72,303

  PROPERTY, PLANT AND MINE DEVELOPMENT

		At December 31, 2004			At December 31, 2003
	Original Depreciable Life (in years)	Cost	Accumulated Depreciation Depletion and Amortization	Net Book Value	Cost	Accumulated Depreciation Depletion and Amortization	Net Book Value
				(in thousands)
Land		17,856	-	17,856	14,935	-	14,935
Buildings and equipment	Useful life of buildings (12-25 years), Leach pads (5 years) and equipment (7 years) and 5 years for all remaining asset	1,289,758	(696,720)	593,038	1,096,306	(558,223)	538,083
Mine development	UOP based on grams mined (8-21 years)	235,863	(72,212)	163,651	197,052	(56,396)	140,656
Mineral interests	UOP for producing property (12 years)	33,991	(2,927)	31,064	33,990	(2,127)	31,863
Asset retirement cost	Based on the related assets (5 to 15 years)	72,742	(41,971)	30,771	49,352	(36,116)	13,236
Construction-in-progress		46,566	-	46,566	55,754	-	55,754
		1,696,776	(813,830)	882,946	1,447,389	(652,862)	794,527
Leased assets included above in property, plant and mine development	5 years	30,193	(23,756)	6,437	30,193	(17,818)	12,375

	At December 31, 2004			At December 31, 2003
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
			(in thousands)
Mineral interests:
Production stage	8,432	(2,568)	5,864	8,432	(1,840)	6,592
Development stage	20,298	(174)	20,124	-	-	-
Exploration stage	5,261	(185)	5,076	25,558	(287)	25,217
Total	33,991	(2,927)	31,064	33,990	(2,127)	31,863

  On March 31, 2004, the EITF ratified EITF Issue No.04-2, "Whether Mining Rights are Tangible or Intangible Assets" to address the inconsistency in the classification of mineral rights as tangible or intangible assets. EITF 04-2 provides that certain mineral use rights have characteristics of assets other than intangible assets and are considered tangible assets which should be accounted for based on their substance. The effects of adopting this EITF are accounted for prospectively. As a result, the Company has reclassified all of its mineral interests from Mineral interests and other intangible assets to Property, plant and mine development, net in its balance sheets and ceased amortization on exploration stage mineral interests prior to the commencement of production effective April 1, 2004.

  As of December 31, 2004, the Company maintains in its accounting records assets for $32.5 million related to the agglomeration plant at La Quinua, net of depreciation and $2.5 million in spares parts associated with the plant and recorded in 2004 a $4.1 million impairment for assets with no projected future value. It is anticipated that these remaining assets will be utilized in the construction of a gold mill planned for completion in between 2006 and 2007.

  As of December 31, 2003, based on a cash flow analysis of the most recent estimated costs associated with retirement, reclamation and remediation to be incurred, a decrease of $27.2 million in the estimated asset retirement cost was computed. In addition, the Company recorded in Other expenses a write-off of $16.6 million related to impaired capitalized assets at the Maqui-Maqui mine.

  ACCRUED LIABILITIES

	At December 31,
	2004	2003

Payroll	$ 3,175	$ 2,200
Taxes other than income	2,235	3,944
Withholding income tax	1,086	2,688
Capital projects accruals	11,014	5,168
Operating cost accruals	18,887	6,016
Other	159	2,176
	$ 36,556	$ 22,192

  WORKERS' PROFIT SHARING

  In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

  In 2004, the workers' profit sharing amounted to $53.9 million which has been included in the costs applicable to sales in the statement of profit and loss ($44.5 million in 2003). This expense is deductible for income tax purposes.

  Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N.009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo - FONCALPROEM. This entity, created by Legislative Decree N.892, is responsible for managing this fund, which is intended for future training or employment generation in Peru. The Company made payments to FONCALPROEM in 2004 for $13.2 million ($0.9 million in 2003).

  RECLAMATION AND REMEDIATION (Asset Retirement Obligations)

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

  The following is a reconciliation of the total liability for asset retirement obligations (ARO) (in thousands):

Balance January 1, 2003	$ 29,427
Impact of adoption of SFAS No. 143	72,095
Additions, change in estimates and other	(10,608)
Liabilities settled	(5,700)
Accretion expense	6,534
Balance December 31, 2003	$ 91,748
Additions, change in estimates and other	14,643
Liabilities settled	(5,386)
Accretion expense	6,026
Balance December 31, 2004	$ 107,031

  The ARO corresponds primarily to activities to be performed in the restoration of the mines and related areas once the gold extraction process has been finished. The main activities that the Company plans to perform for each mine include the operation of water treatment plants, revegetation, and earth work.

  Increases in the asset retirement obligation in 2004 relate primarily to the expanded mining operations and new facilities at Yanacocha and La Quinua and the related projected remediation and reclamation costs for this expansion.

  On January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." As a result, the reclamation and remediation liability increased by $72.1 million for the fair value of the estimated asset retirement obligation, deferred profit sharing increased by $2.3 million for the legally required profit sharing and the deferred income tax liability increased by $7.9 million, Property, plant and mine development, net increased by $49.9 million and a $32.4 million charge was recorded for the Cumulative effect of a change in accounting principle, net of tax.

  On a pro forma basis, the liabilities for asset retirement obligations would have been $101.5 million at December 31, 2002, if SFAS No. 143 had been applied at the beginning of 2002.

  The table below presents the proforma effect of the accounting change for year ended December 31, 2002 as if the change had been in effect for that period:

  Increase/(decrease) to net income

As reported	$ 197,922
Costs applicable to sales (exclusive of depreciation, depletion, and amortization shown separately below)	659
Depreciation, depletion, and amortization	(7,502)
Income tax benefit	2,395
Loss before cumulative effect of a change in accounting principle	(4,448)
Pro forma	$ 193,474

  DEBT

	At December 31,
	2004	2003

International Finance Corporation	$ 30,000	$ 40,000
Trust Certificates	-	16,000
Newmont Perú SRL	6,553	9,777
Mobil Oil del Perú S.A.	702	1,094
Others	61	485
	37,316	67,356
	(16,156)	(30,012)
Current portion	$ 21,160	$ 37,344

  Scheduled minimum long-term debt repayments are $16.2 million in 2005, $15.2 million in 2006, $2.0 million in 2007, $2.0 million in 2008 and $2.0 million in 2009.

  International Finance Corporation ("IFC")

  $100 million Credit Facility: In December 1999, the Company entered into a $100 million credit facility (a $20 million A Tranche and a $80 million B Tranche) with the IFC. At December 31, 2004, $30 million was outstanding in total, with $10 million outstanding under the A Tranche and $20 million outstanding under the B Tranche. The A Tranche had a five-year revolving availability period and converted into a five-year term loan in December 2004. The B Tranche had a three-year revolving availability period and converted to a four-year term loan in December 2002. Initial drawdowns under the loan were used for development of the La Quinua project; however, the loan accommodated repayments during the revolving availability period and subsequent borrowings were used for other purposes. Interest applicable to the A Tranche is LIBOR plus 2.375%. Interest applicable to the B Tranche is LIBOR plus 2.5%. Certain of the Company's assets secure the loan.

  The A Tranche interest rate was 4.9% and 3.5% at December 31, 2004 and 2003, respectively. The weighted-average rate was 3.8% and 4.3% for 2004 and 2003, respectively. The B Tranche interest rate was 5.0% and 3.4% at December 31, 2004 and 2003, respectively. The weighted average rate was 4.0% and 3.7% for 2004 and 2003, respectively. Using prevailing interest rates on similar instruments, the estimated fair value of this debt approximated the carrying value at December 31, 2004 and 2003.

  Trust Certificates

  The Company issued debt in 1997 through the sale of $100 million 8.4% Series A Trust Certificates to various institutional investors. In June 2004, the Trust Certificates were paid in full. At December 31, 2003, $16.0 million was outstanding under the financing. Interest on the Certificates was fixed at 8.4% and repayments occurred quarterly through June 2004. The Certificates were collateralized by certain of Minera Yanacocha's assets, certain restricted funds and also were specifically collateralized by future gold sales, through a trust agreement with the Bank of New York.

  Newmont Peru SRL

  In October 2001, the Company entered into an agreement with Newmont Peru SRL, formerly known as "Newmont Peru Limited, Sucursal del Perú" (100% indirectly owned subsidiary of Newmont) for the lease of haulage and drilling equipment, with a purchase option for all or part of the leased equipment. The lease is accounted for as a capital lease and is subject to monthly rental payments through September 2006. The interest rate is 16% for all periods. Fair market value can not be practicably determined due to the lack of available market information.

  Banco de Crédito del Perú

  In June 2004, Yanacocha amended its $40 million line of credit with Banco De Crédito del Perú to extend the term of the facility to June 2007, reduce the applicable interest rate and increase the facility to $50 million. The interest rate is LIBOR plus 0.65% through June 2005 and LIBOR plus 2% thereafter. The interest rate under the previous agreement was LIBOR plus 0.75% through June 2004. The weighted-average interest rate was 2.8% for 2002. During 2004, the Company in the aggregated borrowed $65.5 million and repaid $65.5 million. There was no outstanding amount under this credit line at December 31, 2004 and 2003.

  Banco Continental

  In June 2004, the Company entered into a $20 million credit facility with BBV Banco Continental that expires in June 2005. The interest rate is LIBOR plus 0.7%. There was no outstanding balance as of December 31, 2004. During the year no amounts were borrowed under this revolving line of credit.

  Mobil Oil del Perú S.A.

  The Company has an installment purchase agreement with Mobil Oil del Perú S.A. for the purchase of certain fueling station assets through 2006. The interest rate for 2004 and 2003 and at December 31, 2004 and 2003 was 9.1%. Fair market value can not be practicably determined due to the lack of available market information.

  Restricted Funds

  Under terms of the Trust Certificates loan, the Company maintained an escrow account for the next interest and principal installment due. As of December 31, 2003, such amount totaled $16.7 million and the escrow account amounts are included in restricted funds. As the Trust Certificates were fully paid in June 2004, the escrow accounts were closed in 2004.

  Compliance with Covenants

  The financing agreements contain certain covenants that limit indebtedness and distributions of earnings to partners, among others. In addition, the Company must maintain certain financial ratios as provided in the financing agreements. At December 31, 2004 and 2003, the Company was in compliance with these covenants.

  PARTNERS' EQUITY

  Partners Contributions

  Partners' contributions represent 714,960,104 common partnership interests with a par value of one Peruvian Nuevo sol each, fully subscribed and paid. Such partnership interest includes 402,880,019 that are owned by foreign investors.

  On December 31, 2001, the partners approved the capitalization of $206.5 million (equivalent to S/.710,360,000) from restricted earnings to partners' contributions related to the 1998 and 1999 Reinvestment Programs (Note 11). The Company cannot reduce its partners' contributions within four consecutive years following the related capitalization.

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

  Restricted Earnings

  As explained in Note 12, $189.6 million of earnings were restricted as a result of the application of the 2001-2004 Reinvestment Program.

  Retained Earnings

  Effective January 1, 2003, distribution of earnings for partners other than legal entities domiciled in Peru are subject to a withholding tax of 4.1%.

  TAXES

  Tax Stabilization Agreements

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

  For the years ended December 31, 2004, 2003 and 2002 the income tax rate was 30% except for La Quinua mine for which a 27% income tax rate applied for 2003 and a 29% income tax rate for 2004 and future years.

  Peruvian Income Tax and Workers Participation

  The current income tax and the workers' profit sharing (Note 8) have been determined as follows:

	Year ended December 31,
	2004	2003	2002
Income before workers' profit sharing and income tax in accordance with Peruvian GAAP Plus:	$ 659,662	$ 487,472	$ 303,446
Reclamation liability	3,134	54,785	6,876
Non-deductible expenses	13,760	9,796	5,978
Income tax recorded as other expenses	20,318	8,030	-
Provision for obsolescence of inventories	1,392	3,500	-
Other	4,469	11,359	1,388
	43,073	87,468	14,242
Less:
Depreciation of mine development and of mineral interests	(22,118)	(12,231)	(10,763)
Reclamation liability	(5,386)	(5,700)	(3,844)
Others	(2,016)	(674)	(1,701)

	(29,520)	(18,605)	(16,308)

Base to calculate the workers' profit sharing	673,215	556,335	301,380
Workers' profit participation (8%)	(53,857)	(44,507)	(24,110)

Sub-total	619,358	511,828	277,270
Tax benefit on reinvested earnings	-	(23,680)	(96,000)
Taxable income	$ 619,358	$ 488,148	$ 181,270

Income tax (30%)	$ 185,807	$ 146,444	$ 54,381
Credit for charitable donations	(1,260)	(348)	(416)
Adjustment due to the income tax rate applicable to La Quinua mine	(3,098)	(5,934)	(2,443)

Net income tax	$ 181,449	$ 140,162	$ 51,522

  Reinvestment of Earnings

  Pursuant to Supreme Decree N.027-98-EF, mining companies can obtain a tax benefit ("Investment Credit") by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company's productivity ("Reinvestment Program"). Investment Credits, based on 80% of amounts reinvested, are obtained by application to and approval by the Ministry of Energy and Mines.

  On March 4, 2003, the Company received a resolution from the Ministry of Energy and Mine (MEM) dated February 28, 2003, in which it approved the reinvestment program for the years 2002-2004 for an amount of $189.6 million.

  The Company received a subsequent resolution from the MEM dated June 27, 2003, with the following rulings: a) amended the years to be included in the reinvestment program (from 2001 to 2004) and b) confirmed that the investment that would be part of the program between 2002 and 2004 amounts to $189.6 million.

  As of December 31, 2003, the Company transferred from retained earnings to restricted earnings $189.6 according with the above reinvestment program approved, as follows: $29.6 million in 2003, $80 million in 2002, and $80 million in prior years which reinvestment tax credit reduced the current income tax by $7.1 million, $7.1 million and $19.2 million in 2004, 2003, and 2002 respectively.

  Undistributed earnings associated with these investment credits are presented as restricted earnings as of December 31, 2004, 2003 and 2002.

  Income tax - Reconciliation from Peru Tax Return to U.S. GAAP and Tax Balance Sheets

  The Company's income tax provision consisted of the following:

	Year ended December 31,
	2004	2003	2002

Current Peru tax return	$ 181,449	$ 140,162	$ 51,552
Income tax recorded as other expenses for Peru GAAP	18,046	8,030	-
Current US GAAP	199,495	148,192	51,522
Deferred	(17,932)	(26,504)	$ 13,089
Total	$ 181,563	$ 121,688	$ 64,611

  Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30 percent to pre-tax income as a result of the following:

	Year ended December 31,
	2004	2003	2002

Income before income tax provision	$ 571,867	$ 474,453	$ 262,533
Peruvian statutory rate	30%	30%	30%
Income tax at statutory rate	171,560	142,336	78,760
2001 investment credit	(7,104)	(7,104)	(28,800)
2001 deferred investment credit	-	(7,776)	14,880
Income tax recognized through refilling of tax returns	8,993	3,615	-
Income tax recognized through SEAP	-	2,257	-
Difference due to the income tax rate of la Quinua mine	(3,098)	(5,934)	(2,443)
Difference due to change for deferred income tax related to the revisions of SFAS No. 143	-	(7,512)	-
Income tax from tax disputes	5,394	-	-
Other	5,818	1,806	2,214
Total income tax expense	$ 181,563	$ 121,688	$ 64,611

  Components of deferred income tax liabilities and assets were as follows:

	At December 31,
	2004	2003
Deferred tax liabilities -
Property, plant and mine development costs	$ 93,879	$ 98,529
Inventories	5,368	8,800
Benefit by reinvesting	-	7,104
Debt issuance costs	245	432
Other	(139)	-
	99,353	114,865

Deferred tax asset -
Reclamation costs	(22,171)	(16,381)
Deferred profit sharing	(6,362)	(8,198)
Other	(96)	(1,630)
	(28,629)	(26,209)
Net deferred tax liability	$ 70,724	$ 88,656

Current deferred tax liabilities	1,041	16,852
Non-current deferred tax liabilities	69,683	71,804
Net deferred tax liability	$ 70,724	$ 88,656

  RELATED PARTIES LIABILITIES AND TRANSACTIONS

  The Company has the following obligation to related parties:

	At December 31,
	2004	2003

Chaupiloma	$ 10,701	$ 7,613
Newmont Peru SRL	3,486	2,484
Newmont SF Chile	44	-
Newmont International Services	2,910	-
Newmont Mining Corporation	1,668	-
Current portion	$ 18,809	$ 10,097

  Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliated companies. The corresponding charges totaled $36.1 million, $31.1 million and $14.1 million in 2004, 2003 and 2002, respectively. The outstanding balances for these services are disclosed in the above table.

  As described in Note 1, the Company pays Chaupiloma a 3% royalty on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $37.9 million, $31.7 million and $21.6 million in 2004, 2003 and 2002, respectively.

  SUPPLEMENTAL CASH FLOW INFORMATION

  Net cash provided by operating activities included the following cash payments:

	Year ended December 31,
	2004	2003	202

Income taxes paid	$ 232,018	$ 85,822	$ 11,582
Interest paid	$ 3,711	$ 6,453	$ 11,336

  The adoption of SFAS 143, for the year ended December 31, 2003, resulted in non-cash increases to property, plant and mine development and reclamation and remediation liability of $50 million and $72 million, respectively.

  MAJOR CUSTOMERS AND EXPORT SALES

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide. In 2004, sales to two customers accounted for $860.1 million and $349.4 million which represents 97% of total annual sales. In 2003, sales to two customers accounted for $446.7 million and $431.5 million which represents 84% of total annual sales. Virtually all gold sales were made outside of Peru.

  COMMITMENTS AND CONTINGENCIES

Tax contingencies

As is customary, the tax returns of the Company are subject to review by the various Peruvian taxing authorities. At present, the income taxing authorities are reviewing the Company's tax filings for the years 1998 through 2001. In connection with this review, the taxing authorities have identified certain adjustments with which the Company and its advisors do not agree. In the fourth quarter of 2004 a $11.5 million payment was made to the income taxing authorities principally to stop the running of interest and penalties on proposed adjustments that are timing in nature. Other matters in dispute also relate to the timing of certain income tax deductions. The Company has established an accrued liability for financial reporting purposes in an amount that represents management's best judgment concerning the amount that is required to be included in its income tax expense as a result of the current tax review. In the opinion of management, the resolution of the income tax controversy will not have a material impact on the financial condition or liquidity of the Company.

The Company charged $17.3 million to 2004 income from total tax assessment of $35.0 million. The payments to the Tax Administration during 2004 related to these tax contingencies amounted to $11.5 million.

Peruvian Mining Royalty

During the second quarter of 2004, the government of Peru enacted legislation to establish a sliding scale mining royalty of up to 3% based on the volume of mine production. The royalty is calculated on revenue from sales of product less certain refining and transportation expenses. While the Peruvian royalty became effective during the second quarter of 2004, it does not apply to those projects that had stabilization agreements prior to the adoption of the royalty law. Virtually all of the Company's production is derived from projects that were stabilized prior to the enactment of the royalty legislation. However, pending amendment or successful legal challenges to the validity of the royalty legislation, future production from non-stabilized projects could be burdened by this royalty.

Reinvestment program

As of June 30, 2004, the Company completed all of its investments under the Reinvestment Program 2000 - 2004. As of December 31, 2004, the filing before the Mining and Energy Ministry requesting the audit of the investment incurred is pending.

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

    Originally, Buenaventura was the administrator of the lime plant acquired. The agreed monthly fee was $10,000 plus reimbursement of all incurred costs. The agreement was to expire on December 18, 2010. Effective January 2, 2002, the Company decided to terminate the agreement; as a consequence, approximately $2 million compensation was paid in favor of Buenaventura at the date of the transfer of the plant administration. Such amount is shown as Other expense in the statement of profit and loss.

    The Company must pay to Los Tapados S.A.: 3 percent on quarterly net sales of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. In consideration of the enactment of the new Peruvian royalty (see Peruvian Mining Royalty, above), the Los Tapados royalty was renegotiated and amended by agreement with Solitario Resources, effective January 18, 2005. Pursuant to this amendment, the new royalty for Los Tapados provides that: (i) for gold recovered via heap leach, the lesser of the original sliding scale royalty or a rate that when combined with the government royalty totals 5.25% of Net Smelter Return (NSR) (<$500 gold) or 5.75% NSR (>$500 gold); (ii) for gold via non-flotation mill, the lesser of the original sliding scale royalty or a rate that when combined with the government royalty totals 4.5% NSR (<$500 gold) or 5% NSR (>$500 gold); (iii) for gold via copper-gold flotation mill, the lesser of the original sliding scale royalty or a rate that when combined with the government royalty totals 3.5% NSR (<$500 gold or $1.50 PPI-indexed copper) or 4% NSR (>$500 gold and $1.50 PPI-indexed copper); (iv) for copper, the lesser of 2% NSR or a rate that when combined with the government royalty totals 3.5% NSR (<$1.50 PPI-indexed copper) or 4% NSR (>$1.50 PPI-indexed copper); and (v) for silver, the lesser of 3% NSR or a rate that when combined with the government royalty totals 4.5% NSR (<$500 gold) or 5% NSR (>$500 gold).

Legal Proceedings

In June 2000, a transport contractor of the Company spilled approximately 151 kilograms of mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the mine. Elemental mercury is a by-product of gold mining and was sold to a Lima firm for use in medical instrumentation and industrial applications. A comprehensive health and environmental remediation program was undertaken by the Company. In August 2000, the Company paid under protest a fine of 1,740,000 new Peruvian soles (approximately $0.5 million) to the Peruvian Government. The Company entered into settlement agreements with a number of individuals impacted by the incident. In addition, it has entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident. As a result, of the incident, the Company, from the date of the spill, has incurred approximately $7.0 million net of insurance refunds. The Company cannot predict the likelihood of any additional expenditure related to this matter.

In September 2001, the Company and other defendants were named in a lawsuit by over 900 Peruvian citizens in Denver District Court of the State of Colorado. This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. This action was dismissed by the Denver District Court in May 2002. The Colorado Court of Appeals reversed the lower court ruling and the Colorado Supreme Court declined to review the matter. In February 2005, the Company answered the complaint in Denver District Court of the State of Colorado.

In July 2002, Yanacocha and other defendants were served with other lawsuits in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident near the town of Choropampa. These lawsuits remain stayed pending further judicial action.

In May 2002, additional lawsuits related to the Choropampa incident were filed against the Company in two of the local courts of Cajamarca in Peru by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits previously have entered into settlement agreements with the Company. In December 2003, the Superior Court of Cajamarca granted a resolution upholding the validity of certain of the settlement agreements. This ruling has been appealed to the Peruvian Supreme Court. The Company is not able to reasonably predict the final outcome of any of the described lawsuits.

The Company is involved in a dispute with the Provincial Municipality of Celendin regarding the authority of that governmental body to regulate the development of the Minas Conga ore deposit. In 2004, the Municipality of Celendin enacted a similar ordinance to that enacted by the Municipality of Cajamarca with regard to Cerro Quilish, as described below, declaring the area around Minas Conga to be a mining-free reserve and naturally protected area. As in the Cerro Quilish case, the Company has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by the Company's mining concessions. Based on the precedent established by the Constitutional Tribunal's treatment of the Cerro Quilish Municipal ordinance, it is reasonable to believe that a similar finding protecting the Company's rights will be made as to the Celendin ordinance.

From time to time, the Company is involved in various legal proceedings of a kind normal to its business. It does not believe that adverse decisions in any pending or threatened proceedings or that amounts which it may be required to pay by reason thereof will have a material adverse effect on its financial condition or results of operations.

Other contingencies - Cerro Quilish

The Company was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit At December 31, 2003 contained reserves of approximately 3.9 million ounces of gold. This material has been moved to non reserve mineralization as of December 31, 2004, see Note 1. Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. The Company challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. The Peruvian Constitutional Tribunal heard the case in early 2003 and ruled on April 7, 2003. The ruling established that the Company's rights were not impacted by the ordinance; that the Company would complete a full environmental impact study prior to initiating any development at Cerro Quilish; and, adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. In July 2004 the Company received a drilling permit and commenced exploration activities on the Cerro Quilish deposit. During September 2004, individuals from the Cajamarca region conducted a sustained blockade of the road between the City of Cajamarca and the mine site, in protest of these exploration activities. The Company suspended all drilling activities at Cerro Quilish and the blockade was resolved. In November 2004, in recognition of the communities' concerns, the Company requested and received the revocation of its Cerro Quilish drilling permit.

  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND PERUVIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), which differ in certain respects from principles generally accepted in Peru (Peruvian GAAP). Such differences involve certain methods of measuring the amounts shown in the financial statements, as well as additional disclosures required. The effects of these measurement differences are reflected in the reconciliation below and principally relate to items discussed in the following paragraphs:
    Stockpile, ore on leach pads and inventories -

    The Company did not capitalize depreciation costs as a component of stockpile, ore on leach pads, or inventory prior to 2002 as required under U.S. GAAP. Beginning January 1, 2002, the Company began to capitalize depreciation as a component of stockpile, ore on leach pads and inventories. Under U.S. GAAP, in accordance with APB 20 "Accounting Changes", the correction of an error is retroactively reflected as a prior period adjustment. Under Peruvian GAAP, such corrections are reflected in the current year statement of income as a cumulative charge. Accordingly, a corresponding adjustment for this different treatment, as well as that resulting from the difference of the amounts capitalized due to the difference disclosed in ii) below, are reflected in the income statement and equity reconciliations from U.S. GAAP to Peruvian GAAP.

    Fixed assets -

    There are certain difference in the accounting treatment of fixed assets under U.S. GAAP financial statements presented and Peruvian GAAP. These differences include the types of costs capitalized and depreciation and amortization periods and are summarized as follows:

    (a) Under U.S. GAAP, certain project supervision costs and contractor costs associated with the acquisition of assets are capitalized and depreciated using the straight-line method over the life of the project. Under Peruvian GAAP, project supervision costs are capitalized as intangible and amortized in one year and contractor cost associated with the acquisition of fixed assets are expensed as incurred.

    (b) Under U.S. GAAP mine development costs are capitalized as tangible assets and amortized using the units-of-production method. For Peruvian GAAP, beginning in 2002, mine development costs are capitalized as intangibles and amortized using the units-of-production method. Until December 31, 2001, such costs were capitalized and amortized in one year.

    (c) Under U.S. GAAP, cost of leach pads are amortized using the straight-line method over five years. For Peruvian GAAP, cost of leach pads are amortized using the units-of-production method.

    Debt issuance costs -

    Under U.S. GAAP certain permissible debt issuance costs are capitalized and amortized over the life of the related debt. Under Peruvian GAAP, all debt issuance costs were charged to expense as incurred.

    Deferred income tax -

    In accordance with U.S. GAAP, under SFAS 109, "Accounting for Income Taxes", which designates the asset and liability method as the accounting method for taxes, Yanacocha recognizes certain temporary differences between the financial reporting basis of the Company's liabilities and assets an the related tax basis. Under Peruvian GAAP, income tax is determined in accordance with applicable legal regulations and assets and/or liabilities for temporary differences relating to income taxes are recognized. In the case of the Company, the income tax items included in the reconciliation provided below originated substantially by the Peruvian GAAP reconciliation items.

    Workers' profit sharing -

    Under U.S. GAAP, the Company recognizes a liability for temporary differences between book and tax income relating to workers profit sharing, similar to that recognized relating to income taxes.

    Under Peruvian GAAP, workers share in the profits of Yanacocha corresponds to 8% of taxable income. Assets and/or liabilities for temporary differences relating to profit sharing are recognized; therefore, the profit sharing items included in the reconciliation below, is originated substantially by the Peruvian GAAP reconciliation items.

    Revenue recognition -

Under U.S. GAAP, the Company recognizes revenue when the price is determinable and upon delivery and transfer of title of gold to the customer. In addition, revenues from silver sales are credited to costs applicable to sales as a by-product credit. Under Peruvian GAAP, revenue, including gold and silver, is recognized, net of transportation and refining costs, when dore is delivered to the shipper.

Reconciliation between Net Income and Partners' Equity determined under U.S.GAAP and PERUVIAN GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2004, 2003 and 2002 and to partners' equity as of December 31, 2003 and 2002 which would be required if Peruvian GAAP had been applied instead of U.S. GAAP in the financial statements:

	Year ended December 31,
	2004	2003	2002

Net income according to the financial statements prepared under U.S. GAAP	$ 390,304	$ 320,412	$ 197,922

Restatement of financial statements Prepared under U.S.GAAP:

Items increasing (decreasing) reported net income:
i) Capitalization of depreciation charges as a component of inventories	23,102	(39,476)	17,227
ii) Different depreciation rates and fixed assets charged to expenses	38,996	43,167	(8,413)
iii) Debt issuance costs	623	838	838
ii) Capitalized compensation	676	676	676
iv) Deferred income tax	(13,527)	(16,741)	4,183
v) Deferred workers' profit sharing	(3,219)	(4,613)	1,165
vi) Revenue recognition	(8,980)	8,880	7,249
Net adjustment	37,671	(7,269)	22,925

Net income in accordance with Peruvian GAAP	$ 427,975	$ 313,143	$ 220,847

	At December 31,
	2004	2003

Partners' equity according to the financial statements prepared under U.S. GAAP	$ 811,174	$ 700,870

Items increasing (decreasing) reported partners' equity:
i) Capitalization of depreciation charges in inventories	(18,584)	(41,686)
ii) Different depreciation rates and fixed assets charged to expenses	(96,188)	(135,184)
iii) Debt issuance costs	(817)	(1,440)
ii) Capitalized compensation	(1,352)	(2,028)
iv) Deferred income tax	30,032	43,559
v) Deferred workers' profit sharing	9,407	12,626
vi) Revenue recognition	1,531	10,511
Net adjustment	(75,971)	(113,642)

Partners' equity according to the financial statements prepared under Peruvian GAAP	$ 735,203	$ 587,228

In connection with the differences between US GAAP and Peruvian GAAP in the classification of certain line items in the balance sheets and the statements of profit and loss, the following significant captions would have been presented under Peruvian GAAP:

At December 31,
	2004	2003

Balance sheets
Current assets	$ 231,762	$ 227,656
Total assets	$ 1,091,571	$ 974,630
Total liabilities	$ 356,369	$ 387,402

	Year ended December 31,
	2004	2003	2002

Statement of profit and loss
Revenues	$ 1,265,321	$ 1,059,427	$ 720,647
Income before workers' profit sharing and income tax	$ 659,662	$ 487,472	$ 303,446

Exhibit 4.1

PARTICIPATION AGREEMENT

among

SUMITOMO METAL MINING CO., LTD.
(a Japanese corporation),

SUMITOMO CORPORATION
(a Japanese corporation),

SUMMIT GLOBAL MANAGEMENT B.V.
(a Dutch corporation),

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.
(a Peruvian sociedad anónima abierta),

PHELPS DODGE CORPORATION
(a New York corporation),

CYPRUS AMAX MINERALS COMPANY
(a Delaware corporation),

CYPRUS METALS COMPANY
(a Delaware corporation),

CYPRUS CLIMAX METALS COMPANY
(a Delaware corporation),

and

SOCIEDAD MINERA CERRO VERDE S.A.A.
(a Peruvian sociedad anónima abierta)

Dated as of March 16, 2005

1. Definitions *

2. General Capital Increase and Special Dividend *

2.1. Authorization of General Capital Increase and Special Dividend *

2.2. Conduct of General Capital Increase *

2.3. Initial Sale and Purchase of Preemptive Rights; First Round *

2.4. Second Round *

2.5. Reallocation of Capital Increase Shares *

2.6. Final Allocation *

3. Actions at the First and Final Closings *

3.1. Actions at the First Closing *

3.2. Actions at or Prior to the Final Closing *

4. Cost *

4.1. Expenses Incurred in Connection with the Preparation of the Transaction Documents *

5. Representations *

5.1. Representations Regarding Cerro Verde *

5.2. Representations Regarding PDC *

5.3. Representations Regarding the PD Participant *

5.4. Representations Regarding SC and SMM *

5.5. Representations Regarding SGM and the Sumitomo Participant *

5.6. Representations Regarding BVN *

6. Covenants *

6.1. No Sale of Interest in the Participants *

6.2. Permitted Encumbrances *

6.3. Beneficial Ownership of PDC Common Stock *

6.4. Covenants Regarding the Sumitomo Participant *

6.5. Actions to Cause Closing, etc. *

6.6. Transfers of Interests *

6.7. Competition; Business Opportunities *

6.8. Conduct of Business until Final Closing *

6.9. Opinions of Counsel *

7. Conditions to Closing *

7.1. Conditions to Obligations of SMM, SC, SGM and the Sumitomo Participant *

7.2. Conditions to Obligations of Cerro Verde, the PD Participant Parents and the PD Participant *

7.3. Consequences of Failure to Satisfy Conditions to Closing *

8. Termination *

8.1. Event of Termination *

8.2. Effect of Termination *

8.3. Indemnification *

8.4. Indemnification Procedures *

9. Use of Information *

9.1. Confidentiality *

9.2. Conflict of Interest *

10. Miscellaneous *

10.1. Notices *

10.2. Entire Agreement *

10.3. Waiver, etc. *

10.4. Severability *

10.5. Governing Law *

10.6. Arbitration *

10.7. Binding Effect *

10.8. Headings *

10.9. Counterparts *

10.10. Assignability *

Exhibit List

Exhibit 1 Dividend Distribution Policy

Exhibit 2 New Cerro Verde Estatutos (Spanish and English)

Exhibit 3 Form of Shareholders Agreement

Schedule List

Schedule A Mining Concessions

Schedule 5.1(c)(ii) Compliance with Other Instruments and Laws

Schedule 5.1(c)(iii) Government Authorizations, Permits and Licenses

Schedule 5.1(d) Environmental Matters

Schedule 5.1(e) Taxes

Schedule 5.1(f) Labor Matters

Schedule 5.1(g)(ii) Legal Proceedings; Competing Claims

Schedule 5.1(i) Financial Statements

Schedule 5.1(l) Absence of Changes and Events

Schedule 5.1(m) Title to Assets, Mining and Beneficiation Concessions and Other Rights

Schedule 5.1(n) Related Party Transactions and Commitments

PARTICIPATION AGREEMENT, dated as of March 16, 2005, among SUMITOMO METAL MINING CO., LTD., a Japanese corporation ("SMM"), SUMITOMO CORPORATION, a Japanese corporation ("SC"), SUMMIT GLOBAL MANAGEMENT B.V., a Dutch corporation ("SGM"), COMPAÑIA DE MINAS BUENAVENTURA S.A.A., a Peruvian sociedad anónima abierta ("BVN"), PHELPS DODGE CORPORATION, a New York corporation ("PDC"), CYPRUS AMAX MINERALS COMPANY, a Delaware corporation ("CAMC"), CYPRUS METALS COMPANY, a Delaware corporation ("CMC"), CYPRUS CLIMAX METALS COMPANY, a Delaware corporation ("CCMC" or the "PD Participant") and SOCIEDAD MINERA CERRO VERDE S.A.A., a Peruvian sociedad anónima abierta ("Cerro Verde").

W I T N E S S E T H:

WHEREAS, Cerro Verde currently has 227,309,099 shares of common voting stock, par value U.S.$0.5409 per share ("Common Stock"), outstanding (the "Current Outstanding Shares");

WHEREAS, the board of directors of Cerro Verde (the "Board") has approved the development of a primary sulfide ore body beneath the oxide ore body located within the mining concessions owned by Cerro Verde identified in Schedule A hereto, which shall be processed into copper concentrate as a final product at new facilities that are to be developed generally as described in the Cerro Verde Primary Sulfide Feasibility Study, dated May 2004, prepared by Fluor Canada Ltd., as modified by the Project Update, dated September 2004 (the "Feasibility Study"), with such changes to such facilities as the Board determines, in its good faith reasonable judgment, to be necessary or advisable and which do not substantially alter the basic nature and scope of such facilities (the "Sulfide Project");

WHEREAS, in connection with obtaining the financing necessary to implement the Sulfide Project, Cerro Verde is contemplating (i) an equity financing in the form of a general capital increase (the "General Capital Increase") involving the issuance of 122,746,913 additional shares of Common Stock (the "Capital Increase Shares") at the Per Share Price (as defined below) to be consummated after the closing conditions set forth in section 7.1 of this Agreement, as such conditions may have been modified or waived by the Sumitomo Participant (the "Capital Increase Closing Conditions"), have been satisfied or waived; and (ii) debt financings to finance the development and completion of the Sulfide Project and to provide an appropriate amount of working capital for the operation of the Sulfide Project;

WHEREAS, in connection with the General Capital Increase, each Holder of Record on the date set by the shareholders of Cerro Verde at the Shareholders Meeting (as defined below) will receive preemptive rights ("Preemptive Rights") to subscribe for up to a number of Capital Increase Shares equal to such shareholder's Respective Share (as defined below) multiplied by the aggregate number of Capital Increase Shares;

WHEREAS, BVN owns 20,833,367 Current Outstanding Shares, which represent approximately 9.2% of the Current Outstanding Shares (the "Current BVN Shares"), and believes it is in the best interests of Cerro Verde to develop the Sulfide Project and to engage Minera Phelps Dodge del Perú S.A.C., a Peruvian sociedad anónima cerrada and indirect subsidiary of PDC ("MPDP"), to assist such development and serve as the Operator on terms and conditions to be set forth in an operator's agreement that shall be in form and substance reasonably satisfactory to Cerro Verde, MPDP, SMM, SC and BVN (the "Operator's Agreement");

WHEREAS, BVN and the other parties hereto wish for BVN to increase its equity investment in Cerro Verde to up to 20.1% of the Common Stock by participating in the General Capital Increase on the terms and conditions contemplated herein;

WHEREAS, SC owns 100% of the outstanding shares of capital stock of SGM, and as of the First Closing Date, SMM will own 80% of the outstanding capital stock of the Sumitomo Participant, SGM will own 20% of the outstanding capital stock of the Sumitomo Participant and the Sumitomo Parties wish to make an investment in Cerro Verde with the understanding that MPDP, an indirect subsidiary of PDC, will serve as Operator on the terms and conditions set forth in the Operator's Agreement;

WHEREAS, the parties hereto wish for the Sumitomo Participant to make an equity investment of up to 24.99% of the Common Stock by participating in the General Capital Increase on the terms and conditions contemplated herein;

WHEREAS, SMM and Cerro Verde wish to arrange a ten-year concentrate sales agreement, which shall be in form and substance reasonably satisfactory to Cerro Verde and SMM, under which SMM would agree to purchase each year up to 50% of all copper concentrates produced by the Sulfide Project, including copper concentrates produced by third parties under any toll agreements providing for the treatment of ore mined by Cerro Verde (the "SMM Concentrate Agreement");

WHEREAS, PDC owns 100% of the outstanding shares of capital stock of CAMC; CAMC owns 100% of the outstanding shares of capital stock of CMC; CMC owns 100% of the outstanding shares of capital stock of the PD Participant; and the PD Participant owns 187,500,306 Current Outstanding Shares, which represent approximately 82.5% of the Current Outstanding Shares; and

WHEREAS, subject to the consummation of the General Capital Increase on the Final Closing Date (as defined below), Cerro Verde intends to pay the Special Dividend (as defined below) on such date to the Holders of Record of Current Outstanding Shares;

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein set forth, the parties hereto agree as follows:
    Definitions

    .

    AAA: the meaning given in section 10.6(b) of this Agreement.

    Affiliate: with respect to a particular Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.

    Agreement: this Participation Agreement, as amended, modified or supplemented from time to time.

    Board: the meaning given in the second recital of this Agreement.

    Business Day: any day other than a Saturday, Sunday, national holiday in the United States, the Netherlands or the Republic of Peru or day on which either state or national banking institutions in the State of Arizona or the State of New York or banking institutions in the Netherlands or the Republic of Peru are not open for the conduct of normal banking business.

    BVL: Bolsa de Valores de Lima.

    BVN: Compañía De Minas Buenaventura S.A.A., a Peruvian sociedad anónima abierta.

    BVN First Round Rights: the meaning given in section 2.3(c)(i) of this Agreement.

    BVN Shares: the Capital Increase Shares that BVN has agreed to acquire on the Final Closing Date pursuant to this Agreement.

    BVN Shortfall: the meaning given in section 2.5(a)(i) of this Agreement.

    Call Exercise Notices: the meaning given in section 2.5(b)(ii) of this Agreement.

    CAMC: Cyprus Amax Minerals Company, a Delaware corporation.

    Capital Increase Closing Conditions: the meaning given in the third recital of this Agreement.

    Capital Increase Shares: the meaning given in the third recital of this Agreement.

    CAVALI: Caja de Valores y Liquidaciones de Lima ICLV S.A.

    CCMC: Cyprus Climax Metals Company, a Delaware corporation.

    Cerro Verde: Sociedad Minera Cerro Verde S.A.A., a Peruvian sociedad anónima abierta.

    Claimant: the meaning given in section 10.6(b) of this Agreement.

    Closing Conditions: the meaning given in section 7.1 of this Agreement.

    CMC: Cyprus Metals Company, a Delaware corporation.

    Committed Capital Increase Shares: with respect to any Person, Capital Increase Shares that such Person has committed to purchase by validly exercising a Preemptive Right in the General Capital Increase.

    Common Stock: the meaning given in the first recital of this Agreement.

    CONASEV: Comisión Nacional Supervisora de Empresas y Valores.

    Confidential Information: the meaning given in section 9.1 of this Agreement.

    Current BVN Shares: the meaning given in the fifth recital of this Agreement.

    Current Outstanding Shares: the meaning given in the first recital of this Agreement.

    Damages: the meaning given in section 8.3(a).

    Defendant: the meaning given in section 10.6(b) of this Agreement.

    Direct Claim Notice: the meaning given in section 8.4(b) of this Agreement.

    El Peruano: the Peruvian official gazette published daily by Editora Peru, a private company fully owned and controlled by the Peruvian government.

    Excess Sumitomo Participant Shares: the meaning given in section 2.5(a)(ii) of this Agreement.

    Feasibility Study: the meaning given in the second recital of this Agreement.

    Final Allocation: the meaning given in section 2.6 of this Agreement.

    Final Closing: the meaning given in section 3.2 of this Agreement.

    Final Closing Date: the meaning given in section 3.2 of this Agreement.

    Financial Statements: the meaning given in section 5.1(i) of this Agreement.

    First Closing: the meaning given in section 3.1 of this Agreement.

    First Closing Date: the meaning given in section 3.1 of this Agreement.

    First Round: the meaning given in section 2.3(a) of this Agreement.

    First Round Trading Period: the meaning given in section 2.3(a) of this Agreement.

    Full Completion: final completion of the Sulfide Project as set forth in the Project Debt Agreements.

    Fully Diluted Respective Share: with respect to any holder of Common Stock or Preemptive Rights, the percentage interest of such holder in the aggregate number of shares of Common Stock that will be outstanding immediately after the Final Closing.

    General Capital Increase: the meaning given in the third recital of this Agreement.

    Holder of Record: a Participant or Person registered with CAVALI as an owner of Current Outstanding Shares on any Record Date.

    Indemnitee: the meaning given in section 8.4 of this Agreement.

    Indemnitor: the meaning given in section 8.4 of this Agreement.

    Liability Threshold Amount: the meaning given in section 8.3(a) of this Agreement.

    Material Adverse Effect: any change or effect that is materially adverse to (a) the financial condition, properties, assets, business or results of operations of Cerro Verde taken as a whole or (b) the ability of Cerro Verde to achieve Full Completion of the Sulfide Project; provided, that any adverse change in or effect resulting from (i) regulatory, economic or political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism) in Peru having general application and effect on the mining industry or generally in Peru, (ii) Peruvian or international financial or securities markets or prevailing interest rates, (iii) international market prices of copper generally, or (iv) the announcement of this Agreement or any Other Transaction Document or the consummation of the transactions contemplated in the Transaction Documents or in the Project Debt Agreements, shall not constitute a Material Adverse Effect.

    MPDP: Minera Phelps Dodge del Perú S.A.C., a Peruvian sociedad anónima cerrada.

    New Cerro Verde Estatutos: the meaning given in section 2.1(c)(v) of this Agreement.

    Operator: Minera Phelps Dodge del Perú S.A.C., Peruvian sociedad anónima cerrada and an indirect wholly-owned subsidiary of PDC, which shall act as operator pursuant to the Operator's Agreement, or any entity which shall replace such corporation as operator pursuant to the terms thereof.

    Operator's Agreement: the meaning given in the fifth recital of this Agreement.

    Other Transaction Documents: the Shareholders Agreement, the SMM Concentrate Agreement and the Operator's Agreement.

    Participants: the PD Participant, the Sumitomo Participant, BVN and any Person which becomes a party to the Shareholders Agreement and a participant in accordance with the provisions of section 9 or 10 of the Shareholders Agreement.

    PDC: Phelps Dodge Corporation, a New York corporation.

    PD Closing Conditions: the meaning given in section 2.1(c)(vii)(E).

    PD Participant: Cyprus Climax Metals Company, a Delaware corporation.

    PD Participant Parents: PDC, CAMC and CMC.

    PD Participant Shortfall: the meaning given in section 2.5(a)(iv) of this Agreement.

    PD Reallocation Call Options: the meaning given in section 2.5(b)(ii) of this Agreement.

    PD Reallocation Shares: the meaning given in section 2.5(b)(i) of this Agreement.

    Per Share Price: U.S.$3.6074 per share of Common Stock.

    Person: any individual, corporation, partnership, association, public body, governmental authority or other entity.

    Peruvian GAAP: accounting principles generally accepted in the Republic of Peru.

    Preemptive Right: the meaning given in the fourth recital of this Agreement.

    Preemptive Right Certificate: the meaning given in the fourth recital of this Agreement.

    Project Debt Agreements: the definitive agreements providing for indebtedness for money borrowed or incurred by Cerro Verde to finance the development and completion of the Sulfide Project and to provide an appropriate amount of working capital for the operation of the Sulfide Project.

    Qualified Directors: the meaning given in the New Cerro Verde Estatutos.

    Record Date: a date set by Cerro Verde's shareholders at a shareholders meeting or, upon appropriate delegation of authority, by Cerro Verde's Board of Directors, in accordance with applicable Peruvian law, to determine which shareholders will be entitled to the benefit of a specified corporate action.

    Respective Share: with respect to any holder of Common Stock, the percentage interest of such holder of Common Stock in the aggregate number of Current Outstanding Shares.

    SC: Sumitomo Corporation, a Japanese corporation.

    Second Round: the meaning given in section 2.4(a) of this Agreement.

    Second Round Distribution: the meaning given in section 2.4(a) of this Agreement.

    Second Round Preemptive Rights: the meaning given in section 2.4(a) of this Agreement.

    SGM: Summit Global Management B.V., a Dutch corporation.

    Shareholders Agreement: a shareholders agreement substantially in the form of Exhibit 3.

    Shareholders Meeting: the meaning given in section 2.1(a) of this Agreement.

    Six Month LIBOR Rate: the rate per annum equal to (i) the rate per annum (rounded upward to the nearest whole multiple of 1/32 of 1% per annum) appearing on Moneyline Telerate Markets Page 3750 (or any successor page) as the London interbank offered rate for deposits in U.S. dollars at approximately 11:00 A.M. (London time) on June 28, 2005 for a six-month term, minus (ii) 50 basis points.

    SMM: Sumitomo Metal Mining Co., Ltd., a Japanese corporation.

    SMM Concentrate Agreement: the meaning given in the ninth recital of this Agreement.

    Special Board Meeting: the meaning given in section 2.1(a) of this Agreement.

    Special Dividend: an amount, which shall be determined by the Board prior to the Final Closing Date and, subject to the consummation of the General Capital Increase on the Final Closing Date, paid on the Final Closing Date to Holders of Record of Current Outstanding Shares, equal to the sum of (a) U.S.$45.0 million plus (b) an amount equal to the product of (i) the total number of pounds of copper cathode produced by Cerro Verde between April 30, 2004 and the Final Closing Date, and (ii) the difference between the average copper cathode price per pound between April 30, 2004 and the Final Closing Date and U.S.$0.90 per pound; provided, that in any case, the Special Dividend shall be reduced by an amount that the Board in its discretion may deem to be required to ensure that on the Final Closing Date the sum of (x) Cerro Verde's net working capital, plus (y) costs incurred in connection with the Sulfide Project that should be classified under generally accepted accounting principles in the United States as construction in progress, shall be no less than U.S.$40.0 million and in no event shall the aggregate amount of the Special Dividend exceed the amount of distributable earnings approved by the shareholders of Cerro Verde in accordance with applicable law.

    Stability Agreement: the meaning given in section 5.1(o) of this Agreement.

    Subsidiary: with respect to any Person (the "Parent"), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the Parent or by one or more of its respective Subsidiaries.

    Sulfide Project: the meaning given in the second recital of this Agreement.

    Sumitomo First Round Rights: the meaning given in section 2.3(c)(i) of this Agreement.

    Sumitomo Participant: SMM Cerro Verde Netherlands B.V., a Dutch corporation.

    Sumitomo Participant Parents: SGM, SMM and SC.

    Sumitomo Participant Shortfall: the meaning given in section 2.5(a)(iii) of this Agreement.

    Sumitomo Parties: the meaning given in section 6.9(b) of this Agreement.

    Sumitomo Shares: the Capital Increase Shares that the Sumitomo Participant has agreed to acquire on the Final Closing Date pursuant to this Agreement.

    Taxes: the meaning given in section 2.1(c)(vii)(E) of this Agreement.

    Third Party Claim Notice: the meaning given in section 8.4(a) of this Agreement.

    Transaction Documents: this Agreement, the Shareholders Agreement, the SMM Concentrate Agreement and the Operator's Agreement.

    Unsubscribed Shares: the meaning given in section 2.1(c)(vii)(A) of this Agreement.

    General Capital Increase and Special Dividend

    .

      Authorization of General Capital Increase and Special Dividend

      .

        Promptly, and in any event within two Business Days of the date hereof, Cerro Verde shall call a special Board meeting (the "Special Board Meeting") to authorize, and recommend that the shareholders of Cerro Verde approve, the General Capital Increase and the Special Dividend at the annual or an extraordinary meeting of shareholders (the "Shareholders Meeting").
        The agenda for the Special Board Meeting shall include all items necessary or advisable to authorize the General Capital Increase and the Special Dividend, including without limitation:
          the approval of Cerro Verde financial statements that demonstrate the existence of an amount of distributable earnings (as defined under Peruvian law) at least equal to the amount of the then-anticipated Special Dividend and the approval of a resolution of the Board recommending such financial statements for approval at the Shareholders Meeting;
          the approval of a resolution of the Board recommending approval at the Shareholders Meeting of (x) the General Capital Increase, and (y) the Special Dividend, including approving plans of distribution and all other terms and conditions required by Peruvian law;
          the calling of the Shareholders Meeting; and
          the authorization of the Managers and other officers of Cerro Verde to take all other action required by law, or otherwise advisable, with respect to the Special Dividend, the General Capital Increase and any other actions contemplated by this section 2.1, including without limitation, making all notices and disclosure to CONASEV and BVL necessary to effect the General Capital Increase (including the distribution of the Preemptive Rights pursuant to section 2.3(a)) and the Special Dividend.
        Promptly after, and in any event within two Business Days of, the authorization of the General Capital Increase and the Special Dividend at the Special Board Meeting, Cerro Verde shall take all action necessary to call the Shareholders Meeting for the purpose of:
          approving the financial statements recommended by the Board pursuant to section 2.1(b)(i);
          affirming the dividend distribution policy approved by the shareholders on December 12, 2003, a copy of which is attached as Exhibit 1;
          approving the terms of the General Capital Increase, including the determination of the Record Date, the procedures for the issuance of Preemptive Rights and all other terms and conditions required by Peruvian law;
          approving the Special Dividend, including approving plans of distribution and all other terms and conditions required by Peruvian law;
          adopting, subject to the consummation of the General Capital Increase on the Final Closing Date and determination by the Board of the capital share amounts in Article 6 and the definition of "Closing Date" in Article 1 pursuant to the delegation of authority set forth in (vii)(D) below, the Spanish version of the amended and restated estatutos substantially in the form of Exhibit 2 hereto (the "New Cerro Verde Estatutos") in accordance with applicable Peruvian law;
          approving the Operator's Agreement; and
          delegating to the Board the authority to:
            sell and/or place, in its discretion, any unsubscribed Capital Increase Shares remaining after the conclusion of the Second Round ("Unsubscribed Shares") to any third party, including without limitation, any purchaser of Capital Increase Shares or any holder of Preemptive Rights in accordance with section 2.6 of this Agreement;
            determine the terms, conditions and procedures for the sale and/or placement of such Unsubscribed Shares in accordance with section 2.6 of this Agreement;
            determine the procedures for the payment for the Committed Capital Increase Shares and Unsubscribed Shares, including the date of such payment and the issuance of provisional share certificates regarding such Shares;
            with respect to the New Cerro Verde Estatutos, (i) determine the information necessary to finalize the capital share amounts in Article 6 and the definition of "Closing Date" in Article 1, and (ii) declare the New Cerro Verde Estatutos valid and in full force and effect upon consummation of the General Capital Increase on the Final Closing Date;
            if, (i) the Sumitomo Participant delivers written notice to the Board on the Final Closing Date in its good faith and reasonable judgment stating that the Capital Increase Closing Conditions have not been satisfied or waived as of such date, (ii) the Board determines on or prior to the Final Closing Date that the conditions set forth in section 7.2 hereof (the "PD Closing Conditions") have not been satisfied or waived as of such date, or (iii) unless otherwise agreed by the Sumitomo Participant, the Final Closing shall not have occurred by September 30, 2005, cancel the Special Dividend and the General Capital Increase and cause Cerro Verde to return promptly to each applicable subscriber or purchaser (x) the aggregate Per Share Price in United States dollars, or any other amount of consideration, paid by such subscriber or purchaser to Cerro Verde in connection with the exercise of Preemptive Rights regarding the Capital Increase Shares or the purchase of Unsubscribed Shares, plus (y) interest, calculated at a rate per annum equal to the Six Month LIBOR Rate, on such aggregate Per Share Price for the period commencing on June 30, 2005 and ending on the day before such aggregate Per Share Price is returned; provided that with respect to subscribers and purchasers who otherwise would have acquired a Fully Diluted Respective Share that exceeds five percent, such return shall be made in immediately available funds by wire transfer to an account designated by each applicable subscriber or purchaser, in each case without deduction for any present or future taxes, tax withholding, levies, imposts, duties or similar charges imposed by the Republic of Peru or any local taxing authority therein (collectively, "Taxes"); and
            determine the amount of the Special Dividend; provided that if (x) the amount of the distributable earnings reflected in the financial statements approved by the Special Board Meeting pursuant to section 2.1(b)(i) and by the Shareholders Meeting pursuant to section 2.1(c)(i) is less than the amount of the Special Dividend and (y) financial statements of Cerro Verde for periods after the periods covered by the previously approved financial statements (the "Subsequent Financial Statements") reflect additional distributable earnings, the Board shall (1) recommend that the shareholders approve all Subsequent Financial Statements that reflect such additional distributable earnings and (2) call an extraordinary meeting of the shareholders, to be held prior to the Final Closing Date, to approve such Subsequent Financial Statements.
        At the Shareholders Meeting, each of the PD Participant and BVN shall vote its Current Outstanding Shares in favor of all resolutions necessary to approve the General Capital Increase, the Special Dividend and all other matters described in section 2.1(c) above.
      Conduct of General Capital Increase

      .

        Promptly upon approval of the General Capital Increase and the Special Dividend at the Shareholders Meeting, Cerro Verde will prepare and file with CONASEV and the BVL all disclosure required by Peruvian law regarding the terms and conditions of the General Capital Increase and the Special Dividend. Immediately thereafter, Cerro Verde will begin the distribution of the Preemptive Rights pursuant to section 2.3(a).
        Cerro Verde shall conduct the General Capital Increase in accordance with all applicable Peruvian laws and regulations, including without limitation the rules of CONASEV and BVL.
      Initial Sale and Purchase of Preemptive Rights; First Round

      .

        After filing the disclosure contemplated by section 2.2(a), Cerro Verde will commence the General Capital Increase by issuing to each of its Holders of Record Preemptive Rights in book entry form representing the right to purchase up to a number of Capital Increase Shares equal to such stockholder's Respective Share multiplied by the aggregate number of Capital Increase Shares. Such Preemptive Rights shall be tradable for a period of 15 Business Days from, and exercisable for a period of 17 Business Days from, but excluding the date of issuance (such 15 Business Day Period being the "First Round Trading Period" and such 17 Business Day period being the "First Round").
        Upon commencement of the General Capital Increase, Cerro Verde shall issue Preemptive Rights regarding 101,250,165 Capital Increase Shares to the PD Participant and Preemptive Rights regarding 11,250,018 Capital Increase Shares to BVN, and Preemptive Rights regarding, in the aggregate, 10,246,730 Capital Increase Shares to all other Holders of Record.
        Promptly after receipt of the Preemptive Rights contemplated in section 2.3(b), and at any date and time selected by the PD Participant prior to the end of the First Round Trading Period, the PD Participant shall simultaneously (1) assign and transfer directly to the Sumitomo Participant through a stock broker selected by the PD Participant, which is currently expected to be Credibolsa Sociedad Agente de Bolsa S.A., and the Sumitomo Participant shall acquire from the PD Participant directly through such stock broker, 73,511,763 Preemptive Rights (the "Sumitomo First Round Rights") and (2) assign and transfer directly to BVN through a stock broker selected by the PD Participant, which is currently expected to be Credibolsa Sociedad Agente de Bolsa S.A., and BVN shall acquire from the PD Participant directly through such stock broker, 27,738,402 Preemptive Rights (such Preemptive Rights, together with Preemptive Rights regarding the 11,250,018 Capital Increase Shares BVN receives directly from Cerro Verde pursuant to the transaction contemplated in section 2.3(b), the "BVN First Round Rights").
          The PD Participant shall be solely responsible for paying any taxes, broker fees or commissions incurred in connection with the assignments and transfers referred to in clause (i) above.
        Immediately prior to the end of the First Round, BVN shall exercise the BVN First Round Rights and, if the Closing Conditions have been satisfied or waived by the Sumitomo Participant, the Sumitomo Participant shall exercise the Sumitomo First Round Rights, in accordance with the terms of the Preemptive Rights, pursuant to which the Sumitomo Participant and BVN each shall pay to Cerro Verde the Per Share Price for each Committed Capital Increase Share issuable upon exercise of the Sumitomo First Round Rights and the BVN First Round Rights, respectively, in immediately available funds by wire transfer to an account designated by Cerro Verde.
        Except as contemplated in this section 2.3, (i) neither the PD Participant nor the Sumitomo Participant shall, directly or indirectly, sell, transfer, assign, acquire or exercise any Current Outstanding Shares or Preemptive Rights during the First Round; and (ii) BVN shall not, directly or indirectly, sell, transfer, assign or acquire any Current Outstanding Shares, or acquire or exercise Preemptive Rights to the extent that it would result in it acquiring, or having the opportunity to acquire through the exercise of Preemptive Rights, a Fully Diluted Respective Share of greater than 20.1%, during the First Round.
      Second Round

      .

        After the conclusion of the First Round, Cerro Verde shall, in accordance with applicable Peruvian law, recognize preemptive rights to subscribe for a pro-rata portion of the Capital Increase Shares that were not subscribed for during the First Round (the "Second Round Preemptive Rights") and distribute such Second Round Preemptive Rights to each Person that exercised Preemptive Rights during the First Round on a pro-rata basis determined in accordance with Peruvian law. Such Second Round Preemptive Rights shall be tradable for a period of three calendar days from, and exercisable for a period of four calendar days from, but excluding the date of issuance (such four calendar day period being the "Second Round").
        Second Round Preemptive Rights may be exercised on or prior to the end of the Second Round in accordance with the terms of the Second Round Preemptive Rights. Without limiting the generality of the foregoing, holders of Second Round Preemptive Rights shall pay to Cerro Verde the Per Share Price for each Committed Capital Increase Share issuable upon exercise of their respective Second Round Preemptive Rights in immediately available funds by wire transfer to an account designated by Cerro Verde.
        Neither the PD Participant nor the Sumitomo Participant shall, directly or indirectly, sell, transfer, assign, acquire or exercise any Current Outstanding Shares or Preemptive Rights during the Second Round. BVN shall not, directly or indirectly, sell, transfer, assign or acquire any Current Outstanding Shares, or acquire or exercise Preemptive Rights to the extent that it would result in it acquiring, or having the opportunity to acquire through the exercise of Preemptive Rights, a Fully Diluted Respective Share of greater than 20.1%, during the Second Round.
      Reallocation of Capital Increase Shares

      .

        Promptly after the conclusion of each of the Second Round and, with respect to clauses (ii) and (iv) below, the Final Allocation, Cerro Verde shall determine whether, based upon the actual exercise of Preemptive Rights in the General Capital Increase and assuming that all Committed Capital Increase Shares will be fully paid on the Final Closing Date:
          BVN would have a Fully Diluted Respective Share of less than 20.1% (the number of Capital Increase Shares accounting for such shortfall are referred to as the "BVN Shortfall");
          the Sumitomo Participant would have a Fully Diluted Respective Share that exceeds 24.99% (the number of Capital Increase Shares accounting for such excess are referred to as the "Excess Sumitomo Participant Shares");
          the Sumitomo Participant would have a Fully Diluted Respective Share of less than 24.99% (the number of Capital Increase Shares accounting for such shortfall are referred to as the "Sumitomo Participant Shortfall"); and
          the PD Participant would have a Fully Diluted Respective Share of less than 53.56% (a "PD Participant Shortfall").
        If Cerro Verde determines pursuant to section 2.5(a) that a PD Participant Shortfall exists, it shall immediately notify BVN, the PD Participant and the Sumitomo Participant of such determination and the number of Committed Capital Increase Shares BVN and the Sumitomo Participant shall be required to sell to the PD Participant to cure such Shortfall (the "PD Reallocation Shares"); provided, that the PD Participant shall be solely responsible for paying any taxes, broker fees or commissions incurred in connection with such sale.
          Each of BVN and the Sumitomo Participant hereby grant to the PD Participant an option to purchase such PD Reallocation Shares, if any, on the Final Closing Date at a price per share equal to the Per Share Price (the "PD Reallocation Call Options"). The PD Reallocation Call Options shall be registered in the Cerro Verde share registry. Upon receipt of the notice contemplated in section 2.5(b)(i), the PD Participant may exercise each PD Reallocation Call Option by delivering written requests (the "Call Exercise Notices") to BVN and the Sumitomo Participant exercising the PD Reallocation Call Options.
          On the Final Closing Date, immediately after the consummation of the Final Closing and receipt of a Call Exercise Notice, BVN and the Sumitomo Participant shall sell to the PD Participant, at the Per Share Price and in the manner specified in the Call Exercise Notice, the applicable number of PD Reallocation Shares set forth in the applicable Call Exercise Notice. If the PD Participant would have a Fully Diluted Respective Share of less than 50%, BVN, the Sumitomo Participant and the PD Participant will cooperate and use their best efforts to obtain an express exemption from CONASEV from the obligation to complete such sale through a public tender offer procedure (Oferta Pública de Adquisición - OPA). Should CONASEV require the PD Participant to acquire such PD Reallocation Shares through such public tender offer procedure, BVN and the Sumitomo Participant agree to (i) participate in such public tender offer launched by the PD Participant; (ii) tender the applicable, and not more than the applicable, number of PD Reallocation Shares set forth in the applicable Call Exercise Notice; and (iii) refrain from tendering any other shares in addition to the number of PD Reallocation Shares set forth in the applicable Call Exercise Notice.
          The PD Participant shall indemnify and hold harmless each of the Sumitomo Participant and BVN, from and against any tax incurred or paid by the Sumitomo Participant or BVN, as the case may be, in connection with the sale of the PD Reallocation Shares.
        If, after consummation of the transaction contemplated in section 2.5(b) above, the Sumitomo Participant would continue to hold any Excess Sumitomo Participant Shares, or if Cerro Verde determines pursuant to section 2.5(a) that the Sumitomo Participant would hold Excess Sumitomo Participant Shares immediately after the consummation of the Final Closing, the Sumitomo Participant shall sell on the BVL such Excess Sumitomo Participant Shares on the Final Closing Date immediately after the consummation of the Final Closing.
        BVN, the PD Participant, and the Sumitomo Participant shall cooperate in all respects with the transactions described in this section 2.5. Each party hereto shall execute and deliver such certificates and other documents as may be reasonably requested by the other parties in order to consummate or implement the transactions contemplated in this section 2.5.
      Final Allocation

      . If, after the conclusion of the Second Round, Cerro Verde determines (i) pursuant to section 2.5(a) that there would be a BVN Shortfall and/or a Sumitomo Participant Shortfall and (ii) that there are Unsubscribed Shares, upon the approval of the Board, Cerro Verde shall, to the extent available and on terms and conditions determined by the Board take the following action on the Final Closing Date:

        offer to BVN at the Per Share Price, a number of Unsubscribed Shares such that, if BVN purchased such Unsubscribed Shares, BVN would have a Fully Diluted Respective Share of not greater than 20.1%;
        if BVN fails to purchase 100% of such Unsubscribed Shares after the offer contemplated in section 2.6(a), offer to the Sumitomo Participant at the Per Share Price, and the Sumitomo Participant shall, if the Closing Conditions have been satisfied or waived by the Sumitomo Participant, purchase a number of Unsubscribed Shares such that, if the Sumitomo Participant purchased such Unsubscribed Shares, the Sumitomo Participant would have a Fully Diluted Respective Share of not greater than 24.99%; and
        if any Unsubscribed Shares remain unsold after the transactions contemplated in sections 2.6(a) and (b) above, offer to the PD Participant at the Per Share Price such remaining Unsubscribed Shares (the actions in clauses (a), (b) and (c) are the "Final Allocation").

    If any Unsubscribed Shares remain outstanding after the Final Allocation, Cerro Verde may in its discretion, offer to one or more third parties, any remaining Unsubscribed Shares on terms and conditions determined by the Board.

    Actions at the First and Final Closings

    .

      Actions at the First Closing

      . The following transactions shall take place at the offices of Rodrigo, Elias & Medrano, Av. San Felipe 758, Lima, Peru on the date (the "First Closing Date") that the Sumitomo Participant exercises the Sumitomo First Round Rights (the "First Closing"):

        The Sumitomo Participant shall pay to Cerro Verde, in immediately available funds by wire transfer, the Per Share Price with respect to the Sumitomo First Round Rights, as required by the terms of the Preemptive Right Certificates; and
        BVN shall pay to Cerro Verde, in immediately available funds by wire transfer, the Per Share Price with respect to the BVN First Round Rights, as required by the terms of the Preemptive Right Certificates.
      Actions at or Prior to the Final Closing

      . On the date determined by the Board acting pursuant to the delegation of authority contemplated in section 2.1(c)(vii) or, in the absence of such delegation, the shareholders of Cerro Verde in accordance with applicable Peruvian law (the "Final Closing Date"), (i) the Sumitomo Participant shall (x) determine in its good faith and reasonable judgment whether the Capital Increase Closing Conditions have been satisfied or waived and (y) evidence such determination by delivering a written notice to the Board as of such date and (ii) the Board shall determine on or prior to the Final Closing Date whether the PD Closing Conditions have been satisfied or waived as of such date. If (A) the Sumitomo Participant determines in its good faith and reasonable judgment that the Capital Increase Closing Conditions have been satisfied or waived as of such date and (B) the Board determines that the PD Closing Conditions have been satisfied or waived as of such date, the General Capital Increase shall be consummated and the following transactions shall take place at the offices of Rodrigo, Elias & Medrano, Av. San Felipe 758, Lima, Peru (the "Final Closing"):

        the Board, acting by unanimous written consent or at a duly convened special meeting, shall (i) declare the exact number of Capital Increase Shares to be issued in the General Capital Increase; (ii) authorize the issuance of provisional stock certificates for Capital Increase Shares that have been properly subscribed for in accordance with the terms of the Preemptive Rights; (iii) authorize the payment of the Special Dividend; (iv) finalize the New Cerro Verde Estatutos, including the capital share amounts in Article 6 and the definition of "Closing Date" in Article 1 on the Final Closing Date; and (v) declare the New Cerro Verde Estatutos, as so finalized, valid and in full force and effect;
        the Sumitomo Participant shall pay to Cerro Verde the balance of the aggregate purchase price due, if any, of the applicable number of Committed Capital Increase Shares subscribed for by the Sumitomo Participant in the First Round; and Cerro Verde shall issue to the Sumitomo Participant provisional stock certificates for the applicable number of Committed Capital Increase Shares properly subscribed for by the Sumitomo Participant in accordance with the terms of the Preemptive Rights and the procedures applicable to all participants in the General Capital Increase determined by the Board acting pursuant to the delegation of authority contemplated in section 2.1(c)(vii) (or in the absence of such delegation, the shareholders of Cerro Verde in accordance with applicable Peruvian law);
        BVN shall pay to Cerro Verde the balance of the aggregate purchase price due, if any, of the applicable number of Committed Capital Increase Shares subscribed for by BVN in the First Round and the Second Round, and Cerro Verde shall issue to BVN provisional stock certificates for the applicable number of Committed Capital Increase Shares properly subscribed for by BVN in accordance with the terms of the Preemptive Rights and the procedures applicable to all participants in the General Capital Increase determined by the Board acting pursuant to the delegation of authority contemplated in section 2.1(c)(vi) (or in the absence of such delegation, the shareholders of Cerro Verde in accordance with applicable Peruvian law);
        in addition, after consummation of the transactions contemplated in clauses (a)-(c) above, if applicable, the parties shall consummate the transactions contemplated in section 2.5 and section 2.6.
    Cost

    .

      Expenses Incurred in Connection with the Preparation of the Transaction Documents

    . Each party hereto shall assume and bear all expenses, costs and fees incurred or assumed by such party or any of its Affiliates in the preparation and execution of the Transaction Documents, whether or not the transactions contemplated hereby or thereby are consummated.

    Representations

    .

      Representations Regarding Cerro Verde

      . Cerro Verde, the PD Participant and the PD Participant Parents hereby represent and warrant to each of BVN, SMM, SC, SGM and the Sumitomo Participant as follows:

        Organization, Authority, Binding Effect. Cerro Verde is a sociedad anónima abierta duly incorporated, validly existing and in good standing under the laws of the Republic of Peru. Cerro Verde has the corporate power and authority to enter into and perform this Agreement and each of the Other Transaction Documents and to carry out the transactions contemplated hereby and thereby; the execution and delivery of this Agreement and each of the Other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been or will have been duly authorized by all necessary corporate action on the part of Cerro Verde; this Agreement has been, and on the Final Closing Date each of the Other Transaction Documents will have been, duly executed and delivered by a duly authorized officer of Cerro Verde; and this Agreement constitutes, and on the Final Closing Date each of the Other Transaction Documents will constitute, the valid, legal and binding obligation of Cerro Verde, in each case enforceable in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors or parties to executory contracts generally and by equitable principles of general applicability.
        Capitalization.     At the date hereof, the authorized, issued and outstanding capital stock of Cerro Verde consists solely of 227,309,099 duly authorized, validly issued, fully paid and nonassessable shares of Common Stock. Immediately prior to the consummation of the transactions contemplated by section 2, the PD Participant will have the legal right and authority to transfer its preemptive rights to the Sumitomo Participant and BVN as contemplated by this Agreement. Upon (x) compliance by the Sumitomo Participant with all of its obligations under this Agreement and Peruvian law regarding the General Capital Increase, (y) consummation of the General Capital Increase and the delivery of the Sumitomo Shares to the Sumitomo Participant and (z) receipt by Cerro Verde of payment therefor, good and valid title to the Sumitomo Shares, free and clear of any and all liens, claims, restrictions, encumbrances, security interests or options (other than any created by the Sumitomo Participant or contemplated by the Shareholders Agreement) shall pass to the Sumitomo Participant. Upon (x) compliance by BVN with all of its obligations under this Agreement and Peruvian law regarding the General Capital Increase, (y) consummation of the General Capital Increase and the delivery of the BVN Shares to BVN and (z) receipt by Cerro Verde of payment therefor, good and valid title to the BVN Shares, free and clear of any and all liens, claims, restrictions, encumbrances, security interests or options (other than any created by BVN) or contemplated by the Shareholders Agreement shall pass to BVN.
          As of the Final Closing Date, (A) the authorized capital stock of Cerro Verde will be 350,056,012 shares of Common Stock and the issued and outstanding capital stock of Cerro Verde will not exceed 350,056,012 duly authorized, validly issued, fully paid and nonassessable shares of Common Stock, (B) except as contemplated by Peruvian law, the Shareholders Agreement or the Project Debt Agreements, there will not be any shares of capital stock or other securities of Cerro Verde subject to any outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or other instruments outstanding or in effect giving any Person the right to acquire from Cerro Verde any shares of capital stock or other securities of Cerro Verde and (C) Cerro Verde will not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Cerro Verde on any matter.
        Compliance with Other Instruments and Laws.
          Neither the execution and delivery of this Agreement, or any of the Other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby will result in any violation of or be in conflict with, constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property of Cerro Verde pursuant to any provision of the organizational documents of Cerro Verde, or any agreement (other than a Project Debt Agreement), instrument, judgment, decree, order, law or regulation applicable to Cerro Verde or any of its properties, except where such violation, conflict, default or lien, charge or encumbrance, in any case or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or materially impair the consummation of the transactions contemplated by the Transaction Documents.
          As of the date hereof, except as disclosed in Schedule 5.1(c)(ii), Cerro Verde is, and has been since March 16, 2003, in material compliance with all such provisions, agreements, instruments, judgments, decrees, orders, laws or regulations applicable to Cerro Verde or any of its properties, except to the extent that such lack of compliance, in any case or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or materially impair the consummation of the transactions contemplated by the Transaction Documents.
          Except as disclosed in Schedule 5.1(c)(iii) or as would not, in any case or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) Cerro Verde has obtained, and is, and has been since March 16, 2003, in compliance with all of the terms and requirements of, each governmental authorization, permit and license material to the conduct or operation of Cerro Verde's business in the manner in which it is presently conducted, ownership or use of any of its assets (including its mining and beneficiation concessions) or necessary to achieve Full Completion of the Sulfide Project and (ii) all such authorizations, permits and licenses are in full force and effect.
        Environmental Matters. Except as disclosed in Schedule 5.1(d) or as would not, in any case or in the aggregate, reasonably be expected to result in a Material Adverse Effect, Cerro Verde is, and has been since March 16, 2003, in material compliance with all applicable laws and regulations relating to the protection of the environment and hazardous or toxic substances.
        Taxes. Except as disclosed in Schedule 5.1(e) or as reflected or reserved against in the Financial Statements, Cerro Verde has filed or caused to be filed all tax returns required to be filed by it, and has paid all taxes shown to be due and payable on such returns, or on any assessments made against it or any of its properties by written notice, and all other taxes, assessments, fees, liabilities or other charges imposed on it or on its properties by applicable laws or regulations, except where such failure to file or pay, in any case or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.
        Labor Matters. Except as disclosed in Schedule 5.1(f), Cerro Verde (i) is, and has been since March 16, 2003, in material compliance with all applicable laws and regulations relating to labor, industrial relations and the employment of its employees, except for any failure to comply that would not, in any case or in the aggregate, reasonably be expected to result in a Material Adverse Effect and (ii) has no knowledge of any pending or existing labor dispute that would reasonably be expected to result in a Material Adverse Effect.
        Legal Proceedings.
          There is no action, suit, proceeding or investigation, at law or in equity, or before any governmental authority or other Person, pending or, to the best knowledge of the PD Participant, the PD Participant Parents and Cerro Verde, threatened, against Cerro Verde or its assets that (x) questions the validity of any of the Transaction Documents or any action taken or to be taken pursuant hereto or thereto, or (y) in any case or in the aggregate would reasonably be expected to result in a Material Adverse Effect.
          Except as set forth on Schedule 5.1(g)(ii), (x) as of December 31, 2004 and the Final Closing Date, there were no actions, suits, proceedings or investigations, at law or in equity, or before any governmental authority or other Person, pending or, to the best knowledge of the PD Participant, the PD Participant Parents and Cerro Verde, overtly threatened, in which Cerro Verde's claim to its mining concessions is or would be challenged, (y) as of December 31, 2004 and the Final Closing Date, there were no actions, suits or proceedings, at law or in equity, initiated by Cerro Verde relating to its mining concessions, and (z) as of December 31, 2004 and the Final Closing Date, to the best knowledge of the PD Participant, the PD Participant Parents and Cerro Verde, there were no competing, existing claims to such mining concessions reported in El Peruano within the twelve-month period immediately preceding the date of this Agreement or registered in the Book of Mining Rights of the Public Records Office, except in each case for any such actions, suits, proceedings, investigations or competing existing claims, that, in any case or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.
        Consents, etc. Except in connection with the General Capital Increase and the Special Dividend, neither the execution or delivery by Cerro Verde of this Agreement or any of the Other Transaction Documents nor the consummation by Cerro Verde of the transactions provided for hereby or thereby is subject to any requirement that Cerro Verde obtain any consent, approval or authorization of, or make any declaration or filing with, any governmental authority or third party which, in any case or in the aggregate, if not obtained or made, would reasonably be expected to result in a Material Adverse Effect, render such execution, delivery or consummation illegal, or materially impair the consummation of such transactions.
        Financial Statements. Attached as Schedule 5.1(i) to this Agreement are the audited financial statements for the twelve months ended December 31, 2003 and 2004 of Cerro Verde (the "Financial Statements"). The Financial Statements fairly present in all material respects the financial condition of Cerro Verde and the results of operations and changes in financial position as of that date and for the twelve-month periods ended December 31, 2003 and 2004 and have been prepared according to Peruvian GAAP, consistently applied throughout the periods reported on therein. There are no material off-balance sheet transactions, arrangements, obligations or relationships attributable to Cerro Verde's business or to which Cerro Verde is a party that would reasonably be expected to result in a Material Adverse Effect.
        No Broker. No broker, finder, agent or other intermediary has been engaged by Cerro Verde in connection with the negotiation of any of the Transaction Documents or the consummation of the transactions contemplated by sections 2 and 3 hereof.
        Absence of Undisclosed Liabilities. Cerro Verde has not incurred any liabilities or obligations that would be required to be reflected or reserved against in a balance sheet prepared in accordance with Peruvian GAAP in a manner consistent with the Financial Statements except for (i) liabilities or obligations reflected or reserved against in the Financial Statements or (ii) liabilities, including liabilities incurred in the ordinary course of business since December 31, 2004, that in any case or in the aggregate would not reasonably be expected to result in a Material Adverse Effect.
        Absence of Certain Changes and Events. Except as set forth in Schedule 5.1(l) or as contemplated by this Agreement, the Feasibility Study or the Project Debt Agreements, since December 31, 2004, (x) Cerro Verde has conducted its business in the ordinary course and has not suffered any Material Adverse Effect, and (y) to the best knowledge of the PD Participant, the PD Participant Parents and Cerro Verde, no event or condition is threatened that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.
        Title to Assets, Mining and Beneficiation Concessions and Other Rights. Except as set forth in Schedule 5.1(m) or the Feasibility Study or as would not, in any case or in the aggregate, reasonably be expected to result in a Material Adverse Effect, Cerro Verde has full and sufficient rights to use the tangible personal property, mining and beneficiation concessions, water rights and surface lands necessary for the operation of the business of Cerro Verde as currently conducted and, with respect to the Sulfide Project, as anticipated by the Feasibility Study to be conducted. Except as would not, in any case or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or as disclosed in the Feasibility Study, any real property owned by Cerro Verde is currently served by all easements, rights of way and utilities services that are necessary for the operation of the business of Cerro Verde as currently conducted thereon and with respect to the Sulfide Project, anticipated to be conducted by the Feasibility Study.
        Related Party Transactions and Commitments. Schedule 5.1(n) sets forth a true, complete and correct list as of December 31, 2004 of all related party transactions, contracts and commitments between Cerro Verde and its Affiliates involving continuing liabilities and obligations in excess of U.S.$50,000 per year, including an indication of which transactions, contracts and commitments will continue following the Final Closing.
      Representations Regarding PDC

      . PDC hereby represents and warrants to each of BVN, SMM, SC, SGM and the Sumitomo Participant as follows:

        Organization, Authority, Binding Effect. PDC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York. PDC has the corporate power and authority to enter into and perform this Agreement and the Shareholders Agreement and to carry out the transactions contemplated hereby and thereby; prior to the First Closing Date, upon ratification by the PDC Board of Directors of the authorization of this Agreement and the Shareholders Agreement by the Executive Committee of the PDC Board of Directors, the execution and delivery of this Agreement and the Shareholders Agreement and the consummation of the transactions contemplated hereby and thereby shall have been duly authorized by all necessary corporate action on the part of PDC; this Agreement has been, and on the Final Closing Date the Shareholders Agreement will have been, duly executed and delivered by a duly authorized officer of PDC; and this Agreement constitutes, and on the Final Closing Date the Shareholders Agreement will constitute, the valid, legal and binding obligation of PDC, in each case enforceable in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors or parties to executory contracts generally and by equitable principles of general applicability.
        Compliance with Other Instruments and Laws. Neither the execution and delivery by PDC of this Agreement or the Shareholders Agreement nor the consummation of the transactions contemplated hereby or thereby will result in any violation of or be in conflict with, constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property of PDC pursuant to any provision of the PDC Certificate of Incorporation or By-Laws, or any agreement (other than a Project Debt Agreement), instrument, judgment, decree, order, law or regulation applicable to PDC or any of its properties, except where such violation, conflict, default or lien, charge or encumbrance, in any case or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or materially impair the consummation of the transactions contemplated by this Agreement or the Shareholders Agreement.
        Legal Proceedings. There is no action, suit, proceeding or investigation, at law or in equity, or before any governmental authority or other Person, pending or, to the best knowledge of PDC, threatened, against PDC or its assets that questions the validity of this Agreement or the Shareholders Agreement, or any action taken or to be taken pursuant hereto or that otherwise would reasonably be expected to result in a material adverse effect on the ability of PDC to perform its obligations under this Agreement or the Shareholders Agreement.
        Consents, etc. Except in connection with the General Capital Increase or the Special Dividend, neither the execution or delivery by PDC of this Agreement or the Shareholders Agreement nor the consummation by PDC of the transactions provided for hereby or thereby is subject to any requirement that PDC obtain any consent, approval or authorization of, or make any declaration or filing with, any governmental authority or third party which, in any case or in the aggregate, if not obtained or made, would reasonably be expected to result in a Material Adverse Effect, render such execution, delivery or consummation illegal, or materially impair the consummation of such transactions.
        Ownership of the PD Participant and Cerro Verde. At the date of this Agreement, (i) PDC is the record and beneficial owner of all of the outstanding shares of capital stock of CAMC, (ii) CAMC is the record and beneficial owner of all of the outstanding shares of capital stock of CMC, (iii) CMC is the record and beneficial owner of all of the outstanding shares of capital stock of the PD Participant, (iv) the PD Participant is the record and beneficial owner of approximately 82.5% of the Current Outstanding Shares and (v) except as contemplated in the Transaction Documents, there are not outstanding any subscriptions, options, warrants, conversion rights or other agreements or commitments of any kind directly or indirectly obligating Cerro Verde to issue or sell any shares of Common Stock or any securities convertible into or exchangeable for any such shares.
        No Broker. Other than Apoyo Consultoria S.A.C., whose fees will be paid by PDC, no broker, finder, agent or other intermediary has been engaged by PDC in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by sections 2 and 3 hereof.
      Representations Regarding the PD Participant

      . The PD Participant Parents and the PD Participant each hereby represents and warrants to each of BVN, SMM, SC, SGM and the Sumitomo Participant as follows:

        Organization, Authority, Binding Effect. The PD Participant is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware. The PD Participant has the corporate power and authority to enter into and perform this Agreement and the Shareholders Agreement and to carry out the transactions contemplated hereby and thereby; the execution and delivery of this Agreement and the Shareholders Agreement and the consummation of the transactions contemplated hereby and thereby have been or will have been duly authorized by all necessary corporate action on the part of the PD Participant; this Agreement has been, and on the Final Closing Date the Shareholders Agreement will have been, duly executed and delivered by a duly authorized officer of the PD Participant; this Agreement constitutes, and on the Final Closing Date, the Shareholders Agreement will constitute, the valid, legal and binding obligation of the PD Participant, in each case enforceable in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors or parties to executory contracts generally and by equitable principles of general applicability.
        Compliance with Other Instruments and Laws. Neither the execution or delivery by the PD Participant of this Agreement or the Shareholders Agreement nor the consummation of the transactions contemplated hereby or thereby will result in any violation of or be in conflict with, constitute a default under, or result in the creation of any lien, charge or encumbrance, upon any property of the PD Participant pursuant to, any provision of the Certificate of Incorporation or By-Laws of the PD Participant, or any agreement (other than a Project Debt Agreement), instrument, judgment, decree, order, law or regulation applicable to the PD Participant or any of its properties, except where such violation, conflict, default or lien, charge or encumbrance, in any case or the aggregate, would not reasonably be expected to result in a Material Adverse Effect or materially impair the consummation of the transactions contemplated by this Agreement or the Shareholders Agreement.
        Legal Proceedings. There is no action, suit, proceeding or investigation, at law or in equity, or before any governmental authority or other Person, pending or, to the best knowledge of the PD Participant, threatened, against the PD Participant or its assets that questions the validity of this Agreement or the Shareholders Agreement or any action taken or to be taken pursuant hereto or thereto or that otherwise would reasonably be expected to result in a material adverse effect on the ability of the PD Participant to perform its obligations under this Agreement or the Shareholders Agreement.
        Consents, etc. Except in connection with the General Capital Increase or the Special Dividend, neither the execution or delivery by the PD Participant of this Agreement or the Shareholders Agreement nor the consummation by the PD Participant of the transactions provided for hereby or thereby is subject to any requirement that the PD Participant obtain any consent, approval or authorization of, or make any declaration or filing with, any governmental authority or third party which, in any case or in the aggregate, if not obtained or made, would reasonably be expected to result in a Material Adverse Effect, render such execution, delivery or consummation illegal, or materially impair the consummation of such transactions.
        No Broker. Other than Credibolsa Sociedad Agente de Bolsa S.A. whose fees will be paid by the PD Participant, no broker, finder, agent or other intermediary has been engaged by the PD Participant in connection with the negotiation of this Agreement or the Shareholders Agreement or the consummation of the transactions contemplated by section 2 or 3 hereof.
      Representations Regarding SC and SMM

      . SC and SMM each hereby represents and warrants to each of BVN, PDC, CAMC, CMC, the PD Participant and Cerro Verde as follows:

        Organization, Authority, Binding Effect. SC and SMM each is a corporation duly incorporated, validly existing and in good standing under the laws of Japan. SC and SMM each has the corporate power and authority to enter into and perform this Agreement, the Shareholders Agreement and, in the case of SMM, the SMM Concentrate Agreement and to carry out the transactions contemplated hereby; the execution and delivery of this Agreement, the Shareholders Agreement and, in the case of SMM, the SMM Concentrate Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of SC and SMM, as applicable; this Agreement has been, and on the Final Closing Date the Shareholders Agreement and the SMM Concentrate Agreement will have been, duly executed and delivered by duly authorized officers of each of SC and SMM; and this Agreement constitutes, and on the Final Closing Date the Shareholders Agreement and the SMM Concentrate Agreement will constitute, the valid, legal and binding obligation of SC and SMM, respectively, in each case enforceable in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors or parties to executory contracts generally and by equitable principles of general applicability.
        Compliance with Other Instruments and Laws. Neither the execution and delivery by SC or SMM of this Agreement, the Shareholders Agreement or, in the case of SMM, the SMM Concentrate Agreement, nor the consummation of the transactions contemplated hereby or thereby will result in any violation of or be in conflict with, constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property of either SC or SMM pursuant to any provision of their respective organizational documents, or any agreement (other than a Project Debt Agreement), instrument, judgment, decree, order, law or regulation applicable to SC or SMM or any of their respective properties, except where such violation, conflict, default or lien, charge or encumbrance, in any case or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or materially impair the consummation of the transactions contemplated by this Agreement, the Shareholders Agreement or the SMM Concentrate Agreement.
        Legal Proceedings. There is no action, suit, proceeding or investigation, at law or in equity, or before any governmental authority or other Person, pending or, to the best knowledge of SC and SMM, threatened, against SC or SMM or any of their respective assets that questions the validity of this Agreement, the Shareholders Agreement or the SMM Concentrate Agreement or any action taken or to be taken pursuant hereto or thereto or that otherwise would reasonably be expected to result in a material adverse effect on the ability of SC or SMM to perform their obligations under this Agreement, the Shareholders Agreement or the SMM Concentrate Agreement.
        Consents, etc. Neither the execution or delivery by SC or SMM of this Agreement, the Shareholders Agreement or, in the case of SMM, the SMM Concentrate Agreement, nor the consummation by SC or SMM of the transactions provided for hereby or thereby is subject to any requirement that SC or SMM obtain any consent, approval or authorization of, or make any declaration or filing with, any governmental authority or third party which, in any case or in the aggregate, if not obtained or made, would reasonably be expected to result in a Material Adverse Effect, render such execution, delivery or consummation illegal, or materially impair the consummation of such transactions.
        Ownership of SGM and the Sumitomo Participant. SC is the record and beneficial owner of all of the outstanding shares of capital stock of SGM. As of the First Closing Date, SGM will be the record and beneficial owner of 20% of the outstanding shares of capital stock of the Sumitomo Participant and SMM will be the record and beneficial owner of 80% of the outstanding shares of capital stock of the Sumitomo Participant. There are not outstanding any subscriptions, options, warrants, conversion rights or other agreements or commitments of any kind directly or indirectly obligating SGM or the Sumitomo Participant to issue or sell any shares of their respective capital stock or any securities convertible into or exchangeable for any such shares.
        No Broker. No broker, finder, agent or other intermediary has been engaged by SC or SMM in connection with the negotiation of this Agreement or the other agreements contemplated hereby or the consummation of the transactions contemplated by sections 2 and 3 hereof.
      Representations Regarding SGM and the Sumitomo Participant

      . Each of the Sumitomo Participant Parents hereby represents and warrants to each of BVN, PDC, CAMC, CMC, the PD Participant and Cerro Verde as follows:

        Organization, Authority, Binding Effect. SGM and the Sumitomo Participant each is a corporation duly incorporated, validly existing and in good standing under the laws of the Netherlands. SGM and the Sumitomo Participant each has the corporate power and authority to enter into and perform this Agreement and the Shareholders Agreement, and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Shareholders Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of SGM and the Sumitomo Participant; this Agreement has been, and on the Final Closing Date the Shareholders Agreement will have been, duly executed and delivered by duly authorized officers of each of SGM and the Sumitomo Participant, as applicable; and this Agreement constitutes, and on the Final Closing Date the Shareholders Agreement will constitute, the valid, legal and binding obligation of SGM and the Sumitomo Participant, respectively, in each case enforceable in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors or parties to executory contracts generally and by equitable principles of general applicability.
        Compliance with Other Instruments and Laws. Neither the execution and delivery by SGM or the Sumitomo Participant of this Agreement or the Shareholders Agreement nor the consummation of the transactions contemplated hereby or thereby will result in any violation of or be in conflict with, constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property of SGM or the Sumitomo Participant pursuant to, any provision of their respective organizational documents, or any agreement (other than a Project Debt Agreement), instrument, judgment, decree, order, law or regulation applicable to SGM or the Sumitomo Participant or any of their respective properties, except where such violation, conflict, default or lien, charge or encumbrance, in any case or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or materially impair the consummation of the transactions contemplated by this Agreement or the Shareholders Agreement.
        Legal Proceedings. There is no action, suit, proceeding or investigation, at law or in equity, or before any governmental authority or other Person, pending or, to the best knowledge of SGM and the Sumitomo Participant, threatened, against SGM or the Sumitomo Participant or any of their respective assets that questions the validity of this Agreement or the Shareholders Agreement, or any action taken or to be taken pursuant hereto or thereto or that otherwise would reasonably be expected to result in a material adverse effect on the ability of SGM or the Sumitomo Participant to perform their obligations under this Agreement or the Shareholders Agreement.
        Consents, etc. Neither the execution or delivery by SGM or the Sumitomo Participant of this Agreement or the Shareholders Agreement nor the consummation by SGM or the Sumitomo Participant of the transactions provided for hereby or thereby is subject to any requirement that SGM or the Sumitomo Participant obtain any consent, approval or authorization of, or make any declaration or filing with, any governmental authority or third party which, in any case or in the aggregate, if not obtained or made, would reasonably be expected to result in a Material Adverse Effect, render such execution, delivery or consummation illegal, or materially impair the consummation of such transactions.
        Ownership of the Sumitomo Participant. As of the First Closing Date, SGM and SMM will be the record and beneficial owners of all of the outstanding shares of capital stock of the Sumitomo Participant. As of the First Closing Date, there will not be outstanding any subscriptions, options, warrants, conversion rights or other agreements or commitments of any kind directly or indirectly obligating the Sumitomo Participant to issue or sell any shares of the Sumitomo Participant's capital stock or any securities convertible into or exchangeable for any such shares.
        No Broker. No broker, finder, agent or other intermediary has been engaged by SGM or the Sumitomo Participant in connection with the negotiation of this Agreement or the Shareholders Agreement or the consummation of the transactions contemplated by section 2 or 3 hereof.
      Representations Regarding BVN

      . BVN hereby represents and warrants to each of PDC, CAMC, CMC, the PD Participant, the Sumitomo Participant, each of the Sumitomo Participant Parents and Cerro Verde as follows:

        Organization, Authority, Binding Effect. BVN is a sociedad anónima abierta duly formed, validly existing and in good standing under the laws of the Republic of Peru. BVN has the corporate power and authority to enter into and perform this Agreement and the Shareholders Agreement and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Shareholders Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of BVN; this Agreement has been, and on the Final Closing Date the Shareholders Agreement will have been, duly executed and delivered by duly authorized officers of BVN; and this Agreement constitutes, and on the Final Closing Date the Shareholders Agreement will constitute, the valid, legal and binding obligation of BVN, in each case enforceable in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors or parties to executory contracts generally and by equitable principles of general applicability.
        Compliance with Other Instruments and Laws. Neither the execution and delivery by BVN of this Agreement or the Shareholders Agreement nor the consummation of the transactions contemplated hereby or thereby will result in any violation of or be in conflict with, constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property of BVN pursuant to, any provision of its organizational documents, or any agreement (other than a Project Debt Agreement), instrument, judgment, decree, order, law or regulation applicable to BVN or any of its properties, except where such violation, conflict, default or lien, charge or encumbrance, in any case or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or materially impair the consummation of the transactions contemplated by this Agreement or the Shareholders Agreement.
        Legal Proceedings. There is no action, suit, proceeding or investigation, at law or in equity, or before any governmental authority or other Person, pending or, to the best knowledge of BVN, threatened, against BVN or any of its assets that questions the validity of this Agreement or the Shareholders Agreement, or any action taken or to be taken pursuant hereto or thereto or that otherwise would reasonably be expected to result in a material adverse effect on the ability of BVN to perform its obligations under this Agreement or the Shareholders Agreement.
        Consents, etc. Except in connection with the General Capital Increase, neither the execution or delivery by BVN of this Agreement or the Shareholders Agreement nor the consummation by BVN of the transactions provided for hereby or thereby is subject to any requirement that BVN obtain any consent, approval or authorization of, or make any declaration or filing with, any governmental authority or third party which, in any case or in the aggregate, if not obtained or made, would reasonably be expected to result in a Material Adverse Effect, render such execution, delivery or consummation illegal, or materially impair the consummation of such transactions.
        No Broker. No broker, finder, agent or other intermediary has been engaged by BVN in connection with the negotiation of this Agreement or the Shareholders Agreement or the consummation of the transactions contemplated by sections 2 and 3 hereof.
    Covenants

    .

      No Sale of Interest in the Participants

      . As of the First Closing Date and at all times thereafter, PDC shall own directly or indirectly 100% of each class of the outstanding capital stock of the PD Participant. As of the First Closing Date and at all times thereafter, SMM and SC shall own directly or indirectly 100% of each class of the outstanding capital stock of the Sumitomo Participant and SC shall own directly or indirectly 100% of each class of each class of the outstanding capital stock of SGM.

      Permitted Encumbrances

      . Neither PDC, SMM, SC nor SGM, as the case may be, may grant or permit to exist any lien, charge or encumbrance on, or other security interest in, the stock of the PD Participant, the Sumitomo Participant or BVN, except to the extent required by any Project Debt Agreements.

      Beneficial Ownership of PDC Common Stock

      . From the date hereof until the expiration of an eighteen-month period following the date when BVN, SMM, SGM, SC or PDC shall have ceased to hold any direct or indirect ownership interest in Cerro Verde, without the prior written consent of the Board of Directors of PDC, BVN, SMM, SGM and SC shall not, and shall not permit any Affiliate to, acquire beneficial ownership (as defined as of the date hereof in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of any common shares of PDC, if, after any such acquisition, BVN, SMM and SC and any of its Affiliate would hold or control, in the aggregate, beneficial ownership of more than two percent of the common shares of PDC then outstanding.

      Covenants Regarding the Sumitomo Participant

      .

        SMM, SC and SGM shall cause the Sumitomo Participant to be formed prior to the First Closing Date and, until such time as the Sumitomo Participant has been formed and has joined as a party to this Agreement in the manner contemplated in section 6.5(b), SMM shall have all the rights, obligations and interests of the Sumitomo Participant set forth herein as if it were the Sumitomo Participant.
        Each of the parties hereto (i) hereby consents to the Sumitomo Participant joining as a party to this Agreement as soon as it has been formed; provided that the Sumitomo Participant shall agree in a writing reasonably satisfactory to Cerro Verde to be bound by the terms and conditions hereof and (ii) shall execute and deliver such certificates, opinions and other documents as may be reasonably requested by Cerro Verde in order to effect the admission of the Sumitomo Participant as a party hereto.
      Actions to Cause Closing, etc.

        Actions to Cause Closing. Subject to the terms and conditions provided herein, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action necessary or proper and advisable to cause (i) the satisfaction of all the conditions to closing set forth in section 7 hereof; and (ii) the Final Closing to occur on or before September 30, 2005.
        Confidentiality. The parties hereto shall adhere to the undertakings set forth in section 12 of the Shareholders Agreement, mutatis mutandis.
      Transfers of Interests

      . Prior to the Final Closing, other than as set forth in section 2 or 3, the PD Participant Parents, the Sumitomo Participant Parents, the Sumitomo Participant, the PD Participant, BVN and Cerro Verde shall not engage in any transaction: (i) involving the issuance, sale, purchase, transfer or other disposition of Current Outstanding Shares or Preemptive Rights; or (ii) that could result in either (a) the PD Participant ceasing to hold at least a 53.56% direct or indirect equity interest in Cerro Verde, or (b) any person other than the Sumitomo Participant or BVN or their respective Affiliates acquiring a direct or indirect equity interest in Cerro Verde greater than 16.0%. Other than with respect to the transactions contemplated by this Agreement, prior to the Final Closing, the PD Participant, the Sumitomo Participant and BVN shall notify the other parties hereto in writing of any issuance, sale, purchase, transfer or other disposition of shares of Current Outstanding Shares. Prior to the Final Closing upon acquiring any equity interest in the Sumitomo Participant, neither SGM nor SMM shall sell or otherwise transfer any direct or indirect equity interest in the Sumitomo Participant.

      Competition; Business Opportunities

      . Subject to section 9 below, nothing in this Agreement shall prevent any party hereto or any Affiliate of any such party, at any time and without notice to or agreement by any other such party, from entering into or continuing any business, whether or not competitive with Cerro Verde, or acquiring or exploiting mining rights, whether or not in the vicinity of any property owned by Cerro Verde and no party hereto shall have any obligation to offer business or other opportunities to Cerro Verde or to any other party hereto.

      Conduct of Business until Final Closing

      . From the date hereof until the Final Closing Date, except to the extent otherwise contemplated by this Agreement, the Feasibility Study or the Project Debt Agreements, Cerro Verde shall, and PDC and the PD Participant shall cause Cerro Verde to, conduct its business in all material respects in the ordinary course of business, and use its commercially reasonable efforts to preserve intact Cerro Verde's assets, mining and beneficiation concessions and water rights, business and relationships with its management, employees, suppliers, customers, creditors, agents and other Persons with whom it has a business relationship.

      Opinions of Counsel

      .

        Cerro Verde shall cause (i) Estudio Rodrigo, Elias & Medrano, Peruvian counsel for Cerro Verde, (ii) Ms. Julia Torreblanca, Legal and Environmental Affairs Manager of Cerro Verde, (iii) Mr. J. Dale Brunk, Vice President and Assistant General Counsel of PDC, and (iv) Debevoise & Plimpton LLP, special New York counsel for Cerro Verde, to deliver written opinions dated as of the First Closing Date and Final Closing Date to SC, SMM and the Sumitomo Participant in form and substance reasonably satisfactory to SC, SMM and the Sumitomo Participant.
        SC, SMM, SGM and the Sumitomo Participant (the "Sumitomo Parties") shall cause (i) Estudio Grau, Peruvian counsel for the Sumitomo Parties, (ii) Sullivan & Cromwell LLP, special New York counsel for the Sumitomo Parties, and (iii) Dutch counsel for the Sumitomo Parties, to deliver written opinions dated as of the First Closing Date and Final Closing Date to the PD Participant Parents, the PD Participant and Cerro Verde in form and substance reasonably satisfactory to the PD Participant Parents, the PD Participant and Cerro Verde.
    Conditions to Closing
      Conditions to Obligations of SMM, SC, SGM and the Sumitomo Participant

      . The obligation of the Sumitomo Participant to exercise the Sumitomo First Round Rights and pay to Cerro Verde the aggregate Per Share Price with respect thereto pursuant to section 3.1(b) on the First Closing Date and the obligations of each of the Sumitomo Participant, SMM, SC and SGM to take the actions required to be taken by each of such parties at the Final Closing is subject to the satisfaction, at or prior to the First Closing Date and Final Closing Date, as applicable, of each of the following conditions (the "Closing Conditions"), any of which may be waived in whole or in part by SMM, SC, SGM and the Sumitomo Participant, as applicable:

        Representations and Warranties. Each of the representations and warranties of Cerro Verde, the PD Participant Parents and the PD Participant set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the First Closing Date and the Final Closing Date, with the same effect as though such representations and warranties had been made on and as of the First Closing Date and the Final Closing Date, except that such representations and warranties that are made as of a specific date need only be true as of such date.
        Covenants. All of the covenants, agreements, undertakings and obligations that Cerro Verde, the PD Participant Parents and the PD Participant are required to perform or to comply with pursuant to this Agreement at or prior to the First Closing or Final Closing, as applicable, shall have been duly performed and complied with in all material respects; for the avoidance of doubt, the failure to deliver any of the opinions as described in section 6.9 shall constitute failure to have complied with such covenants in all material respects.
        Certificates. Each of Cerro Verde, the PD Participant Parents and the PD Participant shall have delivered to SC, SMM, and the Sumitomo Participant a certificate dated as of the First Closing Date and the Final Closing Date that (i) the conditions referred to in sections 7.1(a), 7.1(b), 7.1(d) and, in the case of the Final Closing, 7.1(f) have been satisfied, (ii) the changes set forth in section 7.1(e) have not occurred, (iii) the actions contemplated in section 7.1(g) have occurred and (iv) the Board of Directors of PDC and Cerro Verde have approved the Sulfide Project, and that such approvals, including any resolutions, are in full force and effect on the date thereof, and have not been amended, modified, rescinded or revoked.
        No Judgment, Decree, Order, Action or Proceeding. No judgment, decree, order, action or proceeding shall be in effect, pending or threatened by any governmental body or agency that (i) involves a challenge to or seeks to prohibit, delay or restrict the consummation of any of the transactions contemplated by the Transaction Documents, including the General Capital Increase and the Sulfide Project or (ii) questions the validity or legality of any of the transactions contemplated by the Transaction Documents, including the General Capital Increase and the Sulfide Project.
        No Material Adverse Effect. There shall not have occurred any Material Adverse Effect.
        Minimum Net Working Capital. The Board shall have determined that the sum of (x) net working capital of Cerro Verde plus (y) costs incurred in connection with the Sulfide Project that should be classified under generally accepted accounting principles in the United States as construction in progress, in each case as of the Final Closing Date, shall be no less than U.S.$40.0 million after giving effect to the Special Dividend contemplated by this Agreement.
        Election of Directors. The PD Participant shall have taken all necessary action prior to the Final Closing Date to call an extraordinary shareholders meeting, to be held promptly after the registration with CAVALI of BVN's and the Sumitomo Participant's ownership of Capital Increase Shares, to elect new directors and alternate directors of Cerro Verde.
        Transaction Documents. On or prior to the Final Closing Date, (i) Cerro Verde, the PD Participant, PDC and BVN shall have executed and delivered the Shareholders Agreement; (ii) Cerro Verde and MPDP shall have executed and delivered the Operator's Agreement; and (iii) Cerro Verde shall have executed and delivered the SMM Concentrate Agreement.
      Conditions to Obligations of Cerro Verde, the PD Participant Parents and the PD Participant

      . The obligations of Cerro Verde, the PD Participant Parents and the PD Participant to take the actions required to be taken by each of such parties at the First Closing and Final Closing is subject to the satisfaction, at or prior to the First Closing Date and the Final Closing Date, as applicable, of each of the following conditions (any of which may be waived in whole or in part by Cerro Verde, PDC, the PD Participant Parents and the PD Participant, as applicable):

        Representations and Warranties. Each of the representations and warranties of BVN, SMM, SC, SGM and the Sumitomo Participant set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the First Closing Date and the Final Closing Date, with the same effect as though such representations and warranties had been made on and as of the First Closing Date and the Final Closing Date, except that such representations and warranties that are made as of a specific date need only be true as of such date.
        Covenants. All of the covenants, agreements, undertakings and obligations that BVN, SMM, SC, SGM and the Sumitomo Participant are required to perform or to comply with pursuant to this Agreement at or prior to the First Closing or Final Closing, as applicable, shall have been duly performed and complied with in all material respects.
        Officer's Certificate. Each of BVN, SMM, SC, SGM and the Sumitomo Participant shall have delivered to Cerro Verde, PDC and the PD Participant a certificate, dated as of the First Closing Date and the Final Closing Date and signed by senior executive officers of BVN, SMM, SC, SGM and the Sumitomo Participant representing that the conditions referred to in sections 7.2(a) and 7.2(b) have been satisfied.
        Transaction Documents. On the Final Closing Date, (i) BVN, the Sumitomo Participant, SMM, SC and SGM shall have executed and delivered the Shareholders Agreement; and (ii) SMM shall have executed and delivered the SMM Concentrate Agreement.
      Consequences of Failure to Satisfy Conditions to Closing

      . If (i) the Sumitomo Participant delivers written notice to the Board on the Final Closing Date in its good faith and reasonable judgment stating that the Capital Increase Closing Conditions have not been satisfied or waived as of such date, (ii) the Board determines on or prior to the Final Closing Date that the PD Closing Conditions have not been satisfied or waived as of such date, or (iii) unless otherwise agreed by the Sumitomo Participant, the Final Closing shall not have occurred by September 30, 2005, the Board shall cause Cerro Verde to and Cerro Verde shall:

        cancel the General Capital Increase and the Special Dividend; and
        return promptly to each applicable subscriber or purchaser (x) the aggregate Per Share Price in United States dollars or any other amount of consideration paid by such subscriber or purchaser to Cerro Verde in connection with the exercise of Preemptive Rights regarding the Capital Increase Shares or the purchase of Unsubscribed Shares, plus (y) interest, calculated at a rate per annum equal to the Six Month LIBOR Rate, on such aggregate Per Share Price for the period commencing on June 30, 2005 and ending on the day before such aggregate Per Share Price is returned; provided that with respect to subscribers and purchasers of a Fully Diluted Respective share that exceeds five percent, such return shall be made in immediately available funds by wire transfer to an account designated by each applicable subscriber or purchaser, in each case without deduction for Taxes.
    Termination

    .

      Event of Termination

      . Each of the parties hereto shares the mutual objective of causing the Final Closing to occur as soon as possible and shall use all reasonable efforts to cause the Final Closing to occur by June 30, 2005; provided that if the Final Closing shall not have been consummated on or before September 30, 2005 or such other date as the parties may mutually agree, any party hereto may thereafter terminate this Agreement effective upon written notice to each other party hereto.

      Effect of Termination

      .

        The representations and warranties made by Cerro Verde, the PD Participant and the PD Participant Parents in section 5.1 and section 5.2(e), including as set forth in any certificate delivered pursuant to this Agreement, shall survive the Closing until the date Full Completion (as defined in the Project Debt Agreements) of the Sulfide Project has occurred.
        No claim for indemnification, reimbursement or any other remedy pursuant to section 8.3 hereof may be brought with respect to breaches of representations or warranties contained herein after the expiration date set forth in section 8.2(a); provided, that if, prior to such date and in compliance with section 8.4, a party entitled to indemnification hereunder shall have notified an indemnifying party in writing of a claim for indemnification under this section 8 (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this section 8 notwithstanding such expiration date.
      Indemnification

      .

        The PD Participant and the PD Participant Parents agree, jointly and severally, to indemnify, defend and hold harmless SMM, SC and the Sumitomo Participant, from, against and in respect of any damage, loss, liability, claim or expense, including reasonable attorneys' fees incurred as a result thereof (collectively, "Damages"), whether or not involving a third party claim, arising, directly or indirectly, out of or in connection with, or resulting from the inaccuracy or breach of any representation or warranty made by it in section 5.1 or 5.2(e), including as set forth in any certificate delivered pursuant to this Agreement. In no event shall the PD Participant or the PD Participant Parents have any liability under this section 8.3 (x) in an aggregate amount that exceeds 50% of the net proceeds received by Cerro Verde from the Sumitomo Participant or any of its Affiliates pursuant to or as contemplated by this Agreement or the exercise of Preemptive Rights, (y) for any other matter under this Agreement or the transactions contemplated by this Agreement and (z) unless and until the aggregate amount of Damages shall exceed U.S.$5,000,000 (the "Liability Threshold Amount"). If the Liability Threshold Amount is exceeded, the Liability Threshold Amount shall be recoverable in addition to any Damages in excess thereof. The Liability Threshold Amount shall be U.S.$0 in lieu of U.S.$5,000,000 in any case in which the Damages are finally determined to have arisen solely from the Indemnitor's willful misconduct, fraud or intentional breach of this Agreement.
        The right of SC, SMM and the Sumitomo Participant to indemnification under this section 8.3 shall be limited as follows:
          The amount of any Damages incurred by an Indemnitee shall be reduced by the net amount of the tax benefits realized by any Indemnitee or its respective Subsidiaries or Affiliates by reason of such Damages; provided that if such tax benefits are realized by Cerro Verde the amount of any Damages shall be reduced by such Indemnitee's Respective Share of the net amount of such benefits; and
          The amount of any Damages incurred by an Indemnitee shall be reduced by the net amount any Indemnitee, or its respective Subsidiaries or Affiliates, or, in the event that such Damages arise from losses suffered directly or indirectly by Cerro Verde, such Indemnitee's Respective Share of the net amount that Cerro Verde, recovers (after deducting all reasonable attorneys' fees, out-of-pocket expenses and other costs of recovery) from any insurer or other party liable for such Damages, and the Indemnitees and Cerro Verde shall use commercially reasonable efforts to effect any such recovery.
      Indemnification Procedures

      . A party entitled to indemnification hereunder shall herein be referred to as an "Indemnitee." A party obligated to indemnify an Indemnitee hereunder shall herein be referred to as an "Indemnitor."

        If an Indemnitee receives notice of any claim or the commencement of any action by any third party that such Indemnitee reasonably believes may give rise to a claim for indemnification from an Indemnitor hereunder, and such Indemnitee intends to seek indemnification from such Indemnitor with respect thereto under this section 8.3, such Indemnitee shall, promptly provide written notice (the "Third Party Claim Notice") thereof to such Indemnitor; provided, however, that any failure to provide such Third Party Claim Notice shall not release the Indemnitor from its obligations under section 8.3 except to the extent that such failure results in actual prejudice to the Indemnitor. Each Third Party Claim Notice shall (i) specify in reasonable detail the basis on which indemnification is being asserted, (ii) provide a reasonable estimate of the amount of the Damages asserted therein to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand), (iii) specify the provision or provisions of this Agreement under which such Damages are asserted and (iv) include copies of all notices and documents (including court papers) served on or received by the Indemnitee from such third party. Upon receipt of a Third Party Claim Notice, the Indemnitor shall have 45 calendar days to notify the Indemnitee whether or not it desires to participate in such claim or action or to assume the defense thereof. All costs and expenses incurred by the Indemnitor in participating in such claim or action or defending such claim or action shall be borne by the Indemnitor. The Indemnitor shall not settle, compromise or offer to settle or compromise any such claim or action on a basis which would result in the imposition of a consent order, injunction, decree or other non-monetary relief on an Indemnitee without the written consent of such Indemnitee, which consent shall not be unreasonably withheld or delayed. After notice to the Indemnitee of the Indemnitor's election to assume the defense of such claim or action, the Indemnitor shall not be liable to the Indemnitee under section 8.3 for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided that the Indemnitee shall have the right to employ separate or additional counsel to represent it so long as the fees and expenses of such separate or additional counsel shall be paid by the Indemnitee. If the Indemnitor does not elect to assume the defense of such claim or action within 45 calendar days of the Indemnitee's delivery of the Third Party Claim Notice, the Indemnitee shall be entitled to assume the defense thereof. Unless it has been conclusively determined through a final, non-appealable judicial determination (or settlement tantamount thereto) that the Indemnitor is not liable to the Indemnitee under this section 8.4, the Indemnitee shall act reasonably and in accordance with its good faith business judgment with respect thereto, and shall not settle, compromise, or offer to settle or compromise any claim or action on a basis which would result in the imposition of a consent order, injunction, decree or other non-monetary relief affecting any Indemnitor without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. The parties hereto agree to render to each other such assistance as may reasonably be requested in order to insure the proper and adequate defense of any such claim or action, including making employees available on a mutually convenient basis to provide additional information and explanation of any relevant materials or to testify at any proceedings relating to such claim or action.
        Within 15 Business Days after an Indemnitee suffers any Damages not involving a third party claim or action that such Indemnitee reasonably believes may give rise to a claim for indemnification from an Indemnitor hereunder, and such Indemnitee intends to seek indemnification from such Indemnitor with respect thereto under section 8.3, such Indemnitee shall deliver a written notice of such claim, which notice shall contain the information described in the second sentence of section 8.4(a) (a "Direct Claim Notice") to such Indemnitor; provided, however, that any failure to provide such Direct Claim Notice shall not release the Indemnitor from its obligations under section 8.3 except to the extent that such failure results in actual prejudice to the Indemnitor. If the Indemnitor does not notify the Indemnitee within 45 calendar days following its receipt of such Direct Claim Notice that the Indemnitor disputes its liability to the Indemnitee under sections 8.3 and 8.4, such claim specified by the Indemnitee in such notice shall be conclusively deemed a liability of the Indemnitor under section 8.3 and subject to the limitations therein, the Indemnitor shall pay the amount of such claim to the Indemnitee promptly after demand therefor, or in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) is finally determined. If the Indemnitor has timely disputed its liability with respect to such claim as provided above, the Indemnitor and the Indemnitee shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by arbitration in accordance with section 10.6 of this Agreement.
    Use of Information

    .

      Confidentiality

      . Each of the parties hereto shall hold all information concerning Cerro Verde and all information concerning any other party hereto not otherwise available to the public through no act or omission of such other party (collectively, "Confidential Information") in strict confidence and shall not disclose such information without the prior written consent of each party hereto to anyone other than directors, officers, employees, accountants, consultants and representatives of such party and its Affiliates; provided that any such third party shall first execute a confidentiality agreement with each party hereto containing provisions substantially equivalent to this section 9 or such party shall, and shall cause each of its Affiliates to, use best efforts to ensure that any such third party holds such information in strict confidence as contemplated by this section 9. Each party hereto shall, and shall cause each of its Affiliates to, use best efforts to ensure that other third parties will not gain access to any Confidential Information through any act or omission on its part. Notwithstanding the foregoing, (i) in connection with compliance with law, the conduct of the business or operations of Cerro Verde, the possible sale of an equity interest in Cerro Verde to a third party, or the possible sale or treatment of concentrates to or by a third party, the PD Participant Parents, the PD Participant and Cerro Verde and their respective Affiliates may disclose Confidential Information not involving information about BVN, SMM, SC, SGM and the Sumitomo Participant without notice to any of the other parties hereto, (ii) SMM, SC, SGM and the Sumitomo Participant and their respective Affiliates may disclose Confidential Information not involving information about PDC or Cerro Verde to any Japanese corporation engaged in copper concentrate smelting that expresses an interest in the purchase or treatment of Cerro Verde concentrates; provided that prior to making any such disclosure pursuant to this clause (ii) such party shall give written notice (identifying the third party being provided the Confidential Information and describing the general nature of such disclosure) to and secure the written consent of PDC and (iii) any party hereto or any Affiliate thereof may disclose Confidential Information to any governmental agency or the export-import bank or developmental authority of the home country of the ultimate parent of such party if it believes in good faith that such disclosure is required by applicable law, by governmental policy in such home country or by policy of such export-import bank or developmental authority; provided, that prior to making any such disclosure pursuant to this clause (iii) such party shall, unless prohibited by such governmental agency, give written notice (identifying such agency and describing the general nature of such disclosure) to, and consult with, each other party hereto. All obligations under this section 9 shall terminate at the Final Closing upon the execution of the Shareholders Agreement (but shall remain in full force and effect in the event this Agreement terminates pursuant to section 8).

      Conflict of Interest

    . Each of the parties hereto agrees that Confidential Information concerning Cerro Verde should not be disclosed to any such party or their Affiliates where because of a potential conflict of interest between such party (or Affiliates) and Cerro Verde, such disclosure could reasonably be expected to result in an adverse effect, directly or indirectly, on Cerro Verde. Accordingly, each party hereto may decline, in its sole discretion, to provide such Confidential Information to any party where it has a good faith belief that disclosure may involve such a potential conflict of interest.

    Miscellaneous

    .

      Notices

      . Any notice, advice, election, request, order, demand or other direction required or permitted to be given under this Agreement shall be in writing and in the English language, and (unless some other mode of giving the same is specified or accepted in writing by the recipient) shall be effective (a) when personally delivered during normal business hours to the addressee at the address designated for such delivery, (b) on the date of receipt specified in any return receipt if it shall have been deposited in the mails, certified or registered with return receipt requested and postage thereon fully prepaid, or sent by prepaid overnight courier, in each case addressed to such address or (c) on the day it shall have been given by facsimile transmission (with written confirmation of receipt) to such address, whichever of the foregoing shall first occur. Until otherwise specified by notice, the addresses for any such notice, advice, election, request, order, demand or other direction shall be:

      if to SMM, to it at:

      Sumitomo Metal Mining Co., Ltd.
      11-3, 5-Chome, Shimbashi
      Minato-ku, Tokyo 105
      Japan
      Attention: General Manager, Mineral Resources Division
      Telecopier (Fax): (81)-3-3436-7997

      if to SC, to it at:

      Sumitomo Corporation
      1-8-11, Harumi
      Chuo-ku, Tokyo 104-8610
      Japan
      Attention: General Manager, Nonferrous Metals and Raw Materials Department
      Telecopier (Fax): (81)-3-5166-6423

      if to SGM, to it at:

      c/o Sumitomo Corporation
      1-8-11, Harumi
      Chuo-ku, Tokyo 104-8610
      Japan
      Attention: General Manager, Nonferrous Metals and Raw Materials Department
      Telecopier (Fax): (81)-3-5166-6423

      if to the Sumitomo Participant, to it at:

      SMM Cerro Verde Netherlands B.V.
      c/o Sumitomo Metal Mining Co., Ltd.
      11-3, 5-Chome Shimbashi,
      Minato-ku, Tokyo 105
      Japan
      Attention: General Manager, Mineral Resources Division
      Telecopier (Fax): (81)-3-3436-7997

      if to BVN, to it at:

      Cia. De Minas Buenaventura S.A.A.
      Carlos Villaron 790
      Urb. Santa Catalina
      Lima 13, Peru
      Attention: President
      Telecopier (Fax): (51)-1-471-7349

      if to PDC, to it at:

      Phelps Dodge Corporation
      One N. Central Avenue
      Phoenix, Arizona 85004
      Attention: General Counsel
      Telephone: (602) 366-8100
      Telecopier (Fax): (602) 366-7321

      if to CAMC, to it at:

      One N. Central Avenue
      Phoenix, Arizona 85004
      Attention: General Counsel
      Telecopier (Fax): (602) 366-7321

      if to CMC, to it at:

      One N. Central Avenue
      Phoenix, Arizona 85004
      Attention: General Counsel
      Telecopier (Fax): (602) 366-7321

      if to the PD Participant, to it at:

      One N. Central Avenue
      Phoenix, Arizona 85004
      Attention: General Counsel
      Telecopier (Fax): (602) 366-7321

      if to Cerro Verde, to it at:

      Av. Alfonso Ugarte #304
      Cercado, Arequipa, Peru
      Attention: General Manager
      Telecopier (Fax): 054-28-33-76

      Entire Agreement

      . This Agreement and the exhibits hereto constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior oral and written discussions, representations and understandings.

      Waiver, etc.

        No party hereto shall be bound by any modification or amendment of this Agreement or waiver of any provision hereof unless such modification, amendment or waiver is set forth in a written instrument signed by each of the parties hereto. Except as otherwise provided in this Agreement, failure on the part of any party hereto to exercise any right hereunder or to insist upon strict compliance by any other party hereto with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such right, term, covenant or condition. No provision of this Agreement shall be construed to be a waiver by any of the parties hereto of any rights or remedies such party may have against any other party for failure to comply with the provisions of this Agreement and, except as provided in section 10.6 or otherwise provided in this Agreement, no remedy or right herein conferred is intended to be exclusive of any other remedy or right, but every such remedy or right shall be cumulative and shall be in addition to every other remedy or right herein conferred or now or hereafter existing at law or in equity.
        THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE, EXEMPLARY, LOST PROFITS, CONSEQUENTIAL OR SIMILAR DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
      Severability

      . If any provision of this Agreement or the application of any provision hereof to any party hereto or set of circumstances is held invalid, the remainder of this Agreement and the application of such provision to any other party or set of circumstances shall not be affected unless the provisions held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

      Governing Law

      . This Agreement and (unless otherwise expressly provided) all amendments and supplements to, and all consents and waivers pursuant to, this Agreement shall in all respects be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the conflict of laws rules thereof to the extent they are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

      Arbitration

      .

        Any dispute, controversy or claim arising out of or relating to this Agreement or the subject matter of this Agreement, or the breach, termination, or invalidity hereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim and the award shall be final and binding to the extent permitted by law. Judgment thereon may be entered by any court having jurisdiction.
        There shall be three arbitrators, each of whom shall be disinterested in the dispute, controversy or claim and shall have no connection with any party to this Agreement. The party to this Agreement initiating arbitration ("Claimant") and the party to this Agreement named as defendant ("Defendant") shall each name an arbitrator, as provided in Article 7 of the UNCITRAL Arbitration Rules specified above. In the event that more than two parties to this Agreement are involved in the arbitration, the parties to this Agreement shall compose themselves into two sides for purposes of arbitration, and the Claimant and Defendant holding, directly or through its Affiliates, the largest Respective Share shall each nominate an arbitrator for all Claimants or Defendants, as the case may be. The two arbitrators so chosen shall select a third arbitrator. If the parties are unable to comprise themselves into two sides, as described above, then the American Arbitration Association ("AAA") shall appoint all three arbitrators.
        Should the services of an appointment or administering authority be necessary, the appointment or administering authority shall be the AAA. If any party or side to this Agreement entitled to name an arbitrator should abstain from doing so, the AAA shall appoint such arbitrator. No party to this Agreement shall require the AAA to (but the AAA may) designate as arbitrator a person of a nationality other than the nationalities of the parties to this Agreement involved in the arbitration.
        The place of arbitration shall be New York, New York. The arbitration shall be conducted in the English language and any foreign language documents presented at such arbitration shall be accompanied by an English translation thereof. The arbitrators shall apply the laws of the State of New York.
        The parties to this Agreement consent that the United States District Courts for the Southern District of New York and for the District of Arizona shall each have non-exclusive jurisdiction with respect to all aspects of the enforcement of the arbitration provisions of this Agreement.
      Binding Effect

      . This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns hereunder.

      Headings

      . The section headings contained in this Agreement are for convenience only and are not a part of this Agreement.

      Counterparts

      . This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original; such counterparts together shall constitute but one Agreement.

      Assignability

. Except as contemplated by section 6.6, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto.

[End of Text; Signature Pages Follow on Page S-1]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

SUMITOMO METAL MINING
CO., LTD.

By: /S/ ICHIRO ABE
Name: Ichiro Abe
Title: Executive Officer, General Manager of Mineral

Resources Division

SUMITOMO CORPORATION

By: /S/ MITSUHIKO YAMADA
Name: Mitsuhiko Yamada
Title: Corporate Officer, General Manager Mineral

Resources Division

SUMMIT GLOBAL MANAGEMENT B.V.

By: /S/ TAKESHI OKUBO
Name: Takeshi Okubo
Title: Managing Director

PHELPS DODGE CORPORATION

By: /S/ KALIDAS V. MADHAYPEDDI
Name: Kalidas V. Madhavpeddi
Title: Senior Vice President

CYPRUS AMAX MINERALS COMPANY

By: /S/ KALIDAS V. MADHAYPEDDI
Name: Kalidas V. Madhavpeddi
Title: Senior Vice President

CYPRUS METALS COMPANY

By: /S/ TIMOTHY SNYDER
Name: Timothy R. Snider
Title: President

CYPRUS CLIMAX METALS COMPANY

By: /S/ TIMOTHY SNYDER
Name: Timothy R. Snider
Title: President

SOCIEDAD MINERA CERRO VERDE S.A.A.

By: /S/ JEFF MONTEITH
Name Sociedad Minera Cerro Verde S.A.A.
Title: Jeff Monteith, Contralor

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

By: /S/ ROQUE BENAVIDES
Name: Roque Benavides
Title: President and CEO

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

Date: May 27, 2005

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

Date: May 27, 2005

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

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. (the "Company").

2. (A) The Company's Annual Report on Form 20-F for the year ended 2004 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) of the United States Securities Exchange Act of 1934 (the "Exchange Act"); and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 27, 2005

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

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1. I am the Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the "Company").

2. (A) The Company's Annual Report on Form 20-F for the year ended 2004 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) of the United States Securities Exchange Act of 1934 (the "Exchange Act"); and

(B) The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 27, 2005

/S/ CARLOS E. GÁLVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer