Form 20-F
BUENAVENTURA MINING CO INC
filed 2006-06-06
CIK 1013131

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

- REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

- TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

- SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes - No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes - No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No -

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer - #9; Accelerated filer - Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 - Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes - No ☒

TABLE OF CONTENTS

Page

INTRODUCTION *

PART I

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

ITEM 16A. Audit Committee Financial Expert *

ITEM 16B. Code of Ethics *

ITEM 16C. Principal Accountant Fees and Services *

ITEM 16D. Exemptions from the Listing Standards for Audit Committees *

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers *

PART III

ITEM 17. Financial Statements *

ITEM 18. Financial Statements *

ITEM 19. Exhibits *

INTRODUCTION

Presentation of Financial Information

As used in this Annual Report on Form 20-F, or Annual Report, unless the context otherwise requires, references to "we," "us," "our," "Company," "BVN" or "Buenaventura" mean Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to "$", "US$", "Dollars" and "U.S. Dollars" are to United States Dollars, and references to "S/.", "Nuevo Sol" or "Nuevos Soles" are to Peruvian Nuevos Soles, the legal currency of the Republic of Peru, or Peru.

We and our subsidiaries maintain our financial books and records in Nuevos Soles and present our financial statements in conformity with accounting principles generally accepted in Peru, which we refer to as Peruvian GAAP. See Note 38 to our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, or the Financial Statements, beginning at page F-2 for a description of the significant differences between the accounting principles we follow under Peruvian GAAP and accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP, and Note 39 to the Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods covered. Pursuant to the rules of the United States Securities and Exchange Commission, or the Commission, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha. Yanacocha maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with U.S. GAAP. See Note 17 to the audited financial statements of Yanacocha as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, or the Yanacocha Financial Statements, beginning at page F-51 for a description of the significant differences between the accounting principles followed by Yanacocha under U.S. GAAP and Peruvian GAAP, and for a reconciliation to Peruvian GAAP of net income and partners' equity for the periods covered.

We record our investment in Yanacocha in accordance with the equity method. Our interest in Yanacocha has been calculated at 43.65 percent for the years ended December 31, 2004 and 2005, as described in "Item 5. Operating and Financial Review and Prospects-The Company-General" and Note 10 to the Financial Statements.

Prior to January 1, 2005, in accordance with Peruvian GAAP and in accordance with the methodology approved by the Peruvian Accounting Standards Board, financial data for all periods in our financial statements were adjusted for inflation using the Indice de Precios al por Mayor a Nivel Nacional (National Wholesale Price Index for Peru, or IPM) published by the Instituto Nacional de Estadística e Informática (National Institute of Statistics, or INEI). This methodology required the adjustment of non-monetary assets and liabilities by a factor corresponding to the inflation or deflation rate during the period covered by the Financial Statements and reflected the net result of the adjustment in the "Result from Exposure to Inflation" line item of the income statement. See Note 2(a) to the Financial Statements. In 2004, the Peruvian Accounting Standards Board adopted Resolution No. 031-2004-EF/93.01, suspending the restatement of the financial statements to recognize the effect of inflation effective January 1, 2005. Our restated financial statement balances as of December 31, 2004 have been considered the initial financial statement balances as of January 1, 2005. As a result, unless otherwise specified, financial data prior to January 1, 2005 is presented herein in constant Nuevos Soles as of December 31, 2004, and financial data regarding Yanacocha is presented herein in accordance with U.S. GAAP and in U.S. Dollars.

Exchange Rates

This Annual Report contains translations of certain Nuevo Sol amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Nuevo Sol amounts actually represent such equivalent Dollar amounts or could be converted into Dollars at the rate indicated as of the dates mentioned herein or at all. Unless otherwise indicated, such Dollar amounts have been translated from Nuevos Soles at an exchange rate of S/.3.431 = US$1.00, the exchange rate for the sale of Dollars on December 31, 2005 as published by the Superintendencia de Bancos y Seguros (Superintendent of Bank and Insurance, or the SBS). The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then-prevailing exchange rate may result in presentation of Dollar amounts that differ from the Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. See "Item 3. Key Information-Exchange Rates" for information regarding the average rates of exchange between the Nuevo Sol and the Dollar for the periods specified therein.

Certain amounts and percentages have been rounded for presentation purposes and may not sum exactly.

Forward-Looking Statements

Certain statements contained in this Annual Report contain "forward-looking" information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning our and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future exploration, production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economic and legal developments. These forward-looking statements reflect our view with respect to our and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Annual Report, including but not limited to those discussed under "Item 3. Key Information-Risk Factors".

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements including the Notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2004 and 2005, and for the three years ended December 31, 2003, 2004 and 2005, is derived from the Financial Statements appearing elsewhere in this Annual Report. The report of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young International) on our 2004 and 2005 Financial Statements appears elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 38 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to us, and Note 39 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended 2003, 2004 and 2005, and shareholders' equity as of December 31, 2004 and 2005. The selected financial information as of December 31, 2001 and for the year then ended has been derived from our Financial Statements as of and for the year then ended, which has been audited by Medina, Zaldivar y Asociados (a member firm of Andersen Worldwide), who have ceased operations. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects-The Company" and the Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2001	2002	2003	2004	2005	2005
	(In thousands of constant S/.)(1)					(In thousands of US$)(1)(2)
Income statement data:
Peruvian GAAP
Net sales	486,428	575,707	735,306	908,441	936,595	272,980
Income realized from sale of future production	-	-	-	68,837	92,753	27,034
Royalties income	59,030	82,350	116,857	128,889	152,342	44,402
Total revenues	545,458	658,057	852,163	1,106,167	1,181,690	344,416
Costs of operation
Operating costs	(296,600)	(275,320)	(306,624)	(340,697)	(343,327)	(100,066)
Exploration and development costs in operational mining sites	(63,659)	(77,660)	(86,354)	(127,435)	(136,053)	(39,654)
Depreciation and amortization	(55,774)	(59,703)	(63,786)	(74,077)	(111,177)	(32,404)
Total costs of operation	(416,033)	(412,683)	(456,764)	(542,209)	(590,557)	(172,124)
Gross margin	129,425	245,374	395,399	563,958	591,133	172,292
Operating expenses
Exploration costs in non-operational mining sites	(51,847)	(40,309)	(59,255)	(88,241)	(91,919)	(26,792)
General and administrative	(67,600)	(79,298)	(123,161)	(76,866)	(112,630)	(32,827)
Royalties	(14,202)	(14,681)	(25,142)	(31,557)	(40,350)	(11,760)
Selling	(28,171)	(24,314)	(25,776)	(17,839)	(15,864)	(4,624)
Amortization of mining concessions and goodwill	(78)	(933)	(910)	(994)	(896)	(261)
Total operating expenses	(161,898)	(159,535)	(234,244)	(215,497)	(261,659)	(76,264)
Operating income (loss)	(32,473)	85,839	161,155	348,461	329,474	96,028

Other income (expenses)
Share in affiliated companies	214,185	353,963	557,558	575,858	870,748	253,788
Gain (loss) from change in the fair value of derivative instruments	63,432	44,760	(668,030)	(58,774)	(87,872)	(25,611)
Interest income	14,523	9,215	7,785	12,132	11,646	3,394
Gain (loss) from exposure to inflation	1,742	(3,312)	793	(9,847)	-	-
Exchange difference gain (loss)	(478)	(6,246)	(472)	(12,636)	1,483	432
Interest expense	(18,488)	(10,456)	(8,687)	(7,515)	(5,797)	(1,689)
Loss from sale of subsidiary's shares	-	(7,069)	-	-	-	-
Other, net	13,141	2,954	(12,804)	(13,505)	(18,305)	(5,334)
Total other income (expenses), net	288,057	383,809	(123,857)	485,713	771,903	224,980
Income before workers' profit sharing, income tax, minority interest and cumulative effect of accounting change	255,584	469,648	37,298	834,174	1,101,377	321,008
Provision for workers' profit sharing	(738)	(1,613)	62,887	(18,356)	(8,569)	(2,498)
Provision for income tax	(26,689)	(26,859)	198,286	(101,997)	(75,406)	(21,978)
Income before minority interest and cumulative effect of change in accounting principle	228,157	441,176	298,471	713,821	1,017,402	296,532
Minority interest	4,249	(25,461)	(51,023)	(28,171)	(66,003)	(19,237)
Income before cumulative effect of accounting change--------..	232,406	415,715	247,448	685,650	951,399	277,295
Cumulative effect of change in accounting principles due to mine closing	-	-	(72,295)	-	-	-
Cumulative effect of change in accounting principles due to stripping costs	-	-	-	-	(10,416)	(3,036)
Net income	232,406	415,715	175,153	685,650	940,983	274,259

Basic and diluted net income per share(3) (4)	1.84	3.27	1.38	5.39	7.40	2.16
Basic and diluted net income per ADS(3)	1.84	3.27	1.38	5.39	7.40	2.16
Dividends per share	0.39	0.59	1.25	1.10	1.20	0.29

Average number of shares outstanding	126,602,016	127,236,219	127,236,219	127,236,219	127,229,844	127,229,844

U.S. GAAP
Operating income (loss)	(7,758)	84,870	225,071	330,973	321,295	93,645
Net income - restated(5) ----.	172,354	53,742	192,879	712,674	942,669	274,751
Basic and diluted net income per share - restated(3)	1.36	0.42	1.52	5.60	7.41	2.16
Basic and diluted net income per ADS- restated(3)(5)	1.36	0.42	1.52	5.60	7.41	2.16

Balance sheet data:
Peruvian GAAP
Total assets	2,021,456	2,339,563	3,220,818	3,571,395	4,281,341	1,247,841
Total debt	269,101	184,516	139,382	64,513	29,227	8,518
Shareholders' equity	1,615,159	1,982,061	1,699,649	2,180,133	2,869,304	836,288

U.S. GAAP
Total assets - restated(5)	2,039,317	2,356,908	3,048,063	3,368,003	4,281,384	1,247,853
Shareholders' equity - restated(6)	1,540,217	1,542,990	1,527,200	1,972,340	2,869,792	836,430

Operating data (unaudited):(5)
Production:
Gold (oz.)	208,874	277,490	319,427	357,562	388,042	N/A
Silver (oz.)	12,473,284	13,346,374	13,813,658	15,095,562	16,429,816	N/A
Proven and probable reserves
Gold (oz.)	206,232	592,102	870,345	931,924	1,036,543	N/A
Silver (oz.)	59,967,350	72,119,422	92,817,825	95,862,405	116,452,462	N/A

____________________

(1) Except per share, per ADS, outstanding shares and operating data.

(2) Translated into Dollars at the rate of S/..3.431=US$1.00, the exchange rate for the sale of Dollars on December 31, 2005 as published by the SBS. U.S. Dollar amounts are included solely for the convenience of the reader. The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. Dollars at the foregoing or any other rate of exchange.

(3) Income per share has been calculated for each year as net income divided by average number of shares outstanding during the year. Until December 31, 2001, average shares outstanding included Series A Shares, Series B Shares and Investment Shares; income per ADS was calculated on the basis of two Series B Shares per ADS. On April 30, 2002, we approved the redesignation of the Series B Shares as Series A Shares and the immediate redesignation thereafter of Series A Shares as Common Shares. As of December 31, 2002, 2003 and 2004, the total number of Common Shares outstanding was 137,444,962, including 10,585,130 treasury shares, and the total number of Investment Shares Outstanding was 372,320, including 15,933 treasury shares. On October 28, 2003, we approved a modification of the ratio of the Common Shares to ADSs from two Common Shares per ADS to one Common Share per ADS. The ratio change became effective on November 12, 2003 and income per ADS in prior years has been restated to reflect this modification. During 2005, we acquired 15,055 Investment Shares that are held as treasury shares.

(4) Basically diluted.

(5) Net income, total assets and shareholders' equity for the years ended December 31, 2001, 2002, 2003 and 2004 have been adjusted retroactively to comply with APB 18 - The Equity Method of Accounting for Investments in Common Stock, due to the change in the accounting treatment of Cerro Verde's investment during 2005. See Note 38 to the Financial Statements.

(6) The amounts in this table reflect our total operating data and the total operating data of each of our consolidated subsidiaries for each year, 2001 through 2005. As of December 31, 2005, our ownership percentages for the relevant companies were as follows: Condesa, 100%; Conenhua, 100%; Inminsur, 78.04%; Colquijirca, 59.90%; Chaupiloma, 60.0% and Cedimin, 100%.

As of December 31, 2004, Minera Paula, which as of October 22, 2004 was 100% owned by us, was merged with and into Cedimin and is no longer a separate legal entity.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Yanacocha Financial Statements, which have been audited by Dongo-Soria Gaveglio y Asociados (a member firm of PricewaterhouseCoopers). The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP. Note 17 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, as well as a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended 2003, 2004 and 2005 and partners' equity as of December 31, 2004 and 2005. The operating data presented below, which is based on 100 percent of Yanacocha's production and reserves, is derived from Yanacocha's records and has not been subject to audit. The financial information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects-Yanacocha" and the Yanacocha Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

As of and for the year ended December 31,
2001		2002	2003	2004	2005
(In thousands of US$)(1)

Income statement data:
U.S. GAAP

Revenues	517,800	713,398	1,036,370	1,249,882	1,490,402

Costs and expenses:
Costs applicable to sales	(241,991)	(312,980)	(377,214)	(450,825)	(507,806)
Depreciation and depletion	(73,484)	(114,769)	(146,822)	(179,441)	(193,587)
Exploration costs	(12,020)	(11,121)	(13,574)	(35,236)	(32,884)
General and administrative costs	(3,589)	(4,682)	(5,126)	(4,986)	(5,453)
Other expenses	(8,641)	160	(18,126)	(6,135)	(6,669)
Total operating expenses	(339,725)	(443,392)	(560,862)	(676,623)	(733,061)
Operating income	178,075	270,006	443,541	573,259	757,341
Interest expense and other	(4,036)	(7,473)	(1,055)	(1,392)	3,540
Pre-tax income	174,039	262,533	474,453	571,867	760,881
Income tax provision	(40,242)	(64,611)	(121,688)	(181,563)	(235,407)
Net income before cumulative effect of change in accounting principles	133,797	197,922	352,765	390,304	525,474
Cumulative effect of change in accounting principle, net	0	0	(32,353)	0	0
Net income and comprehensive income	133,797	197,922	320,412	390,304	525,474

Peruvian GAAP
Revenues(3)	539,895	729,285	1,059,951	1,266,550	1,527,609
Operating income	97,209	281,274	475,894	605,019	675,293
Net income	80,927	220,847	313,143	427,975	535,476
Balance sheet data:
U.S. GAAP
Total assets	962,555	1,055,280	1,146,041	1,207,748	1,549,583
Total debt	198,301	114,954	67,356	37,316	3,160
Partners' equity	533,228	680,458	700,870	811,174	1,156,648
Peruvian GAAP
Total assets	638,107	868,992	974,630	1,091,571	1,473,255
Total debt	194,858	112,581	65,777	36,553	2,850
Partners' equity	326,962	574,085	587,228	735,203	1,090,679
Operating data (unaudited):
Gold produced (oz.)	1,902,489	2,285,584	2,851,143	3,017,303	3,333,088
Gold proven and probable reserves (thousands of oz.)	34,173	32,605	31,709	32,257	32,620
Average cash production cost (US$ per oz.)(2)	123	134	129	146	150

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

(3) Under US GAAP, Yanacocha recognizes revenue when the price is determinable and upon delivery and transfer of title of gold to the customer. In addition, revenues from silver sales are credited to cost applicable to sales as a by-product credit. Under Peruvian GAAP, revenue, including gold and silver sales, is recognized, net of transportation and refining costs, when doré is delivered to the shipper.

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Nuevos Soles in U.S. Dollars for the period indicated, as published by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

2001	3.623	3.434	3.506	3.444
2002	3.644	3.433	3.517	3.514
2003	3.495	3.461	3.478	3.463
2004	3.499	3.277	3.413	3.277
2005	3.427	3.253	3.303	3.427
2005	High(5)	Low(5)	Average(6)	Period end(7)
December	3.440	3.400	3.423	3.429
2006
January	3.451	3.305	3.392	3.310
February	3.313	3.279	3.288	3.290
March	3.359	3.303	3.338	3.356
April	3.371	3.308	3.331	3.310
May	3.304	3.258	3.278	3.293

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

Source: SBS

On June 1, 2006, the offered rate for Dollars as published by the SBS was S/.3.279 = US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Factors Relating to the Company

Dependence on Mining Exploration Agreements

An integral part of our operations is the participation in mining exploration projects with experienced mining companies. Such projects benefit us by providing a source of outside funds for exploration of mining rights, giving us access to the holdings of outside parties without the risks and costs of outright acquisition. They also enable us to expand the scope of knowledge and experience of our senior management, geologists and engineers through increased contact with their counterparts from other organizations. We can be highly dependent upon our partners, co-venturers or other shareholders in a joint mining exploration project carrying out their obligations under the applicable joint mining exploration agreement or mining operating agreement. Such partners, co-venturers and other shareholders in a joint mining exploration venture may contribute capital to cover the expenses of the joint venture project or provide critical technological expertise and/or management and organizational expertise. See "Item 4. Information on the Company-Yanacocha-Overview" for a description of how we and Newmont Mining Corporation, a Delaware corporation, or Newmont Mining, have joined together to participate in Yanacocha and how Yanacocha is dependent upon Newmont Peru Limited, Peruvian Branch, or Newmont Peru, to provide management and other expertise to the Yanacocha project. If, however, a partner, a co-venturer or in certain cases another shareholder does not carry out its obligations under the applicable joint venture agreement, joint mining operating agreement, by-laws or shareholders agreement, the value of our investment in the joint mining exploration project could be adversely affected and we could incur significant expense in enforcing our rights or pursuing remedies. There can be no assurance that our current or future partners will fulfill their obligations under such agreements. See "Item 4. Information on the Company-Yanacocha" and "Item 4. Information on the Company-The Company-Business Overview-Exploration".

Investment in International Operations

Foreign operations are subject to certain risks inherent in conducting business abroad, including, among others, exposure to foreign currency fluctuations, devaluations or supply restrictions, exchange control regulations, government policies, price and wage controls, taxation, intervention, social instability and other political, economic or diplomatic developments beyond our control. There can be no assurance that our foreign exploration activities will not be adversely affected in the future.

We carry out our exploration activities in Argentina, Mexico and Spain. Argentina has suffered a prolonged economic crisis for the past several years; however, such economic conditions have not affected us. In recent months, the Argentine economy has shown signs of improvement, although there can be no assurance as to when the Argentine economy will recover or if we may be affected in the future.

Prices of Gold and Silver

Because our revenues are derived primarily from the sale of ore concentrates containing gold and silver, and Yanacocha's revenues are derived primarily from the sale of gold and silver, the prices we and Yanacocha obtain for gold and silver and ore concentrates containing such metals, and our and Yanacocha's earnings, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for and worldwide supply of gold, silver and other metals; the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. Although we engage in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals, there can be no assurance that hedging activities will protect us from price fluctuations in such metals. In 2006, management decided to close out gold derivative contracts maintained as of December 31, 2005 and replace them with normal sales contracts. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 34 to the Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2005, see "Item 4. Information on the Company-The Company-Business Overview-Sales of Metal Concentrates". On December 30, 2005 and April 28, 2006, the morning fixing price for gold on the London Bullion Market was US$513 per ounce and US$638.25 per ounce, respectively. On December 30, 2005 and April 28, 2006, the afternoon fixing spot price of silver on the London market, or London Spot, was US$8.83 per ounce and US$12.56 per ounce, respectively.

Impact of Government Regulation

Our and Yanacocha's activities in Peru depend on mining concessions for exploration, which we refer to as mining concessions, being obtained from the Peruvian Ministry of Energy and Mines, or MEM, in our case, and through the assignment of concessions granted to a related entity by the Peruvian government, in the case of Yanacocha. In addition, our and Yanacocha's activities in Peru depend on provisional permits, obtained from the MEM, for exploration rights of the area of the claim, which we refer to as provisional permits, and together with mining concessions, referred to as mining rights, and/or processing concessions, obtained from the MEM, for treatment of mining ores, or processing concessions, as well as compliance by us and Yanacocha with certain agreements entered into with the Peruvian government. Under Peru's current legal and regulatory regime, our mining rights have an indefinite term and Yanacocha's assigned mining rights have a term of 20 years, contingent upon payment of the annual concession fee for each mining right, with an option to renew for an additional term of 20 years. The mining rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. In addition if, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. Our and Yanacocha's processing concessions enjoy the same duration and tenure as the mining rights, subject to payment of a fee based on nominal capacity for the processing plant. Failure to pay such processing fees or fines for two consecutive years could result in the loss of the processing concessions. We are, and Yanacocha has informed us that Yanacocha is, current in the payment of all amounts due in respect to its mining and processing concessions.

On June 24, 2004, the Peruvian Congress approved Law 28258 - Mining Royalties Law. This law established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from 1 to 3 percent over the value of mineral concentrates based on international market prices. See "Item 4. Information on the Company-The Company-Regulatory Framework-Mining Royalties". We made our first payment of the mining royalty pursuant to Law 28258 in 2004. Yanacocha was exempt from this payment pursuant to its Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. There can be no assurance that the Peruvian government will not impose additional mining royalties on us or Yanacocha in the future or that such mining royalties will not have an adverse effect on our or Yanacocha's results of operations or financial condition.

Environmental and other Regulatory Matters

Our and Yanacocha's exploration, mining, milling, smelting and refining activities are also subject to a number of Peruvian laws and regulations, including environmental laws and regulations. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharges, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our and Yanacocha's operations and require us and Yanacocha to make significant capital expenditures in the future. Although we believe we are substantially in compliance, and Yanacocha has advised us that Yanacocha is substantially in compliance, with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not have an adverse effect on our or Yanacocha's business or results of operations. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters" and "-Permits" and "Item 4. Information on the Company-Yanacocha-Regulation, Permitting and Environmental Matters".

Hedging

In October 2004, our Board of Directors issued a mandate not to enter into new hedging transactions. At December 31, 2005, we were engaged in gold price hedging activities, such as forward sales and put/call options, from derivative contracts executed prior to 1999. Since 2003, we have been modifying the terms of certain derivative instruments in order to qualify them as normal sales contracts. In March 2006, we closed out all our outstanding gold derivative contracts as of December 31, 2005 and replaced them with normal sales contracts. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 34 to the Financial Statements. No assurance can be given that we will employ these or other hedging techniques in the future or that these or other hedging techniques, if employed, will be successful or achieve their desired effect.

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

Speculative Nature of Precious Metals Exploration

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that our or Yanacocha's precious metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our or Yanacocha's exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Our significant affliliate, Yanacocha, uses US$400 per ounce of gold to calculate its gold reserves; however, we use a fixed price of US$350 per ounce of gold and a three-year average historic price of US$6.30 per ounce of silver to calculate our proven and probable ore reserves due to the fact that most of our gold sales contracts consider fixed prices.

Increased Costs Could Affect Profitability

Costs at any particular mining location frequently are subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities, such as fuel, electricity and labor. Commodity costs are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. Reported costs may be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on our profitability.

Capital Intensive Nature of Precious Metals Exploration

Precious metals exploration requires substantial capital expenditures for the exploration, extraction, production and processing stages and for machinery, equipment and experienced personnel. There can be no assurance that we or Yanacocha will generate sufficient cash flow and/or that we will have access to sufficient external sources of funds in the form of outside investment or loans to continue exploration activities at the same or higher levels than in the past.

Reserves Estimates

The proven and probable ore reserve figures presented in this Annual Report are our and Yanacocha's estimates, and there can be no assurance that the level of recovery of gold, silver and certain other metals will be realized. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, silver and these other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect our or Yanacocha's profitability in any particular accounting period. See "Item 4. Information on the Company-Property, Plants and Equipment-The Company's Property-Reserves" and "Item 4. Information on the Company-Property, Plants and Equipment-Yanacocha's Properties-Reserves".

Replacement of Reserves

As we produce gold, silver, zinc and other metals, we deplete our ore reserves for such metals. To maintain production levels, we must replace depleted reserves by exploiting known ore bodies and locating new deposits. Success in exploration for gold, silver and the other metals we produce is very uncertain and there is a risk that our depletion of reserves will not be off-set by new discoveries.

Industry Risks

The business of mining, smelting and refining gold, silver and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes. Such occurrences could result in damage to, or destruction of, mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We and Yanacocha each maintain insurance against risks that are typical in the mining industry in Peru and in amounts that we and Yanacocha believe to be adequate but which may not provide adequate coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or Yanacocha or to other companies within the industry.

Labor Matters

We have not experienced a strike since 1993, which is indicative of the good relations between us and our employees. However, there can be no assurance that this situation will continue and that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future. In February 2004, Yanacocha entered into its first collective bargaining agreement with Workers' Union of Minera Yanacocha SRL, or the Union, which was created and registered before the Peruvian Labor Ministry on December 9, 2003. This collective bargaining agreement expires in February 2007. Yanacocha has informed us that it considers its relations with its employees to be good. However, a small percentage of Union members engaged in a three-day strike in April 2006 despite the fact that the collective bargaining agreement has not yet expired. The strike did not have any material impact on Yanacocha's operations; nevertheless there can be no assurance that Yanacocha will not experience other strikes or labor-related work stoppages that could have a material adverse effect on its operations or its operating results. See "Item 6. Directors, Senior Management and Employees-Employees" and "Item 4. Information on the Company-Yanacocha-Employees".

Political and Social Perception

Our and Yanacocha's exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests, including community protests at our La Zanja project and a blockade of the road in protest of drilling activities at Yanacocha's Cerro Quilish mine. See "Item 4. Information on the Company-The Company-History and Development-Joint Venture Exploration Projects-La Zanja" and "Item 4. Information on the Company-Yanacocha-Legal Proceedings". There can be no assurance that these incidents will not continue, or that similar incidents will not occur, or that the continuation or intensification of community protests would not adversely affect our or Yanacocha's exploration and production activities or our or Yanacocha's results of operations or financial condition.

Investment Company Act

We own a 43.65 percent partnership interest in Yanacocha. This partnership interest may constitute "investment securities" for purposes of the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act.

Under the Investment Company Act, an investment company is defined in relevant part to include (i) any company that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities and (ii) any company that owns or proposes to acquire investment securities having a value exceeding 40 percent of such company's total assets (exclusive of certain items) on an unconsolidated basis. Issuers that are investment companies within the meaning of the Investment Company Act, and which do not qualify for an exemption from the provisions of such act, are required to register with the Commission and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. If we were deemed to be an investment company and did not qualify for an exemption from the provisions of the Investment Company Act, we would be required to register with the Commission and would be subject to such regulations, which would be unduly burdensome and costly for us and possibly adversely impact us.

We received an order from the Commission on April 19, 1996 declaring us to be primarily engaged in a business other than that of an investment company and, therefore, not an investment company within the meaning of the Investment Company Act. We intend to conduct our operations and maintain our investments in a manner, and will take appropriate actions as necessary, to ensure we will not be deemed to be an investment company in the future. The Commission, however, upon its motion or upon application, may find that the circumstances that gave rise to the issuance of the order no longer exist, and as a result may revoke such order. There can be no assurance that such order will not be revoked.

Factors Relating to Peru

Exposure to Peruvian Political Risk

All of our and Yanacocha's operations are conducted in Peru. Accordingly, our and Yanacocha's business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru.

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

During the 1980s, government policies restricted our ability, among other things, to repatriate funds and import products from abroad. In addition, currency exchange rates were strictly controlled, and all export sales were required to be deposited in Peru's Banco Central de Reserva, or Central Bank, where they were exchanged from U.S. Dollars to Peruvian currency at less-than-favorable rates of exchange. These policies generally affected our results of operations. Controls on repatriation of funds limited the ability of our shareholders to receive dividends outside of Peru, but did not limit the ability of our shareholders to receive distributions of earnings in Peru. See "Item 10. Additional Information-Exchange Controls".

In July 1990, Alberto Fujimori was elected president of Peru, and his administration implemented a broad-based reform of Peru's political system, economy and social conditions, aimed at stabilizing the economy, restructuring the national government by reducing bureaucracy, privatizing state-owned companies, promoting private investment, developing and strengthening free markets, institutionalizing democratic representation and enacting programs for the strengthening of basic services related to education, health, housing and infrastructure. However, after Fujimori's reelection to his third five-year term of office on May 29, 2000, Fujimori resigned his post amid increasing social pressure. The Peruvian Congress appointed Valentin Paniagua as interim President. New elections were subsequently held on April 8, 2001 and a run-off election was held on June 3, 2001, in which Alejandro Toledo was elected President. President Toledo's government has largely retained the economic policies of the previous government, focusing on promoting private investment, privatizing state-owned companies in various sectors including energy, mining and public services.

The political and economic impact of the upcoming Peruvian presidential and congressional elections is uncertain. At the elections held on April 9, 2006, no presidential candidate received the required 50 percent or more of the votes. As a result, a second round election between the top two presidential candidates, Ollanta Humala Tasso from the Partido Union por el Peru, or the UPP, and Alan Garcia Perez of the Partido Alianza Popular Revolucionaria, or APRA, will be held on June 4, 2006. The outcome of these elections as well as the economic policies of the new government are uncertain. Despite the uncertainty of the electoral outcome, the next president will not likely have a majority in Congress.

Risks of Inflation, Reduced Economic Growth and Currency Devaluation

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by INEI, has fallen from a high of 7,649.7 percent in 1990 to -0.1 percent in 2001, 1.5 percent in 2002, 2.5 percent in 2003, 3.5 percent in 2004 and 1.5 percent in 2005. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to 2.3 percent in 2001, 2.0 percent in 2002, 1.5 percent in 2003, 5.2 percent in 2004 and 4.5 percent in 2005. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and American Depository Shares, or ADSs, could be affected. Although the Peruvian government's stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru's foreign reserves at December 31, 2005 were US$14.1 billion as compared to US$12.6 billion at December 31, 2004. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See "Item 3. Key Information-Exchange Rates".

Peru's current account deficit is being funded partially by foreign direct investment. There can be no assurance that foreign direct investment will continue at current levels, particularly if adverse political or economic developments in Peru arise, a development that may also contribute to devaluation pressure.

Deterioration in Economic and Market Conditions in Latin America and Other Emerging Market Countries

The market for securities issued by Peruvian companies is influenced by economic and market conditions in Peru and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country is likely to cause the capital markets in other countries to fluctuate. For example, political and economic events, such as the crises in Venezuela, Ecuador, Bolivia, Brazil and Argentina, have influenced investors' perceptions of risk with regards to Peru. The negative investor reaction to developments in our neighboring countries may adversely affect the market for securities issued by countries in the region, cause foreign investors to decrease the flow of capital into Latin America, and introduce uncertainty about plans for further integration of regional economies.

Exchange and Investment Controls

Peruvian law currently imposes no restrictions on the ability of companies operating in Peru to transfer foreign currency from Peru to other countries, to convert Peruvian currency into foreign currency or foreign currency into Peruvian currency or to remit dividends abroad or on the ability of foreign investors to liquidate their investment and repatriate their capital. Prior to 1991, Peru had restrictive exchange controls and exchange rates. During the latter part of the 1980s, exchange restrictions prevented payment of dividends to our shareholders in the United States in U.S. Dollars. Accordingly, should such or similar controls be instituted, dividends paid to holders of Common Shares and, consequently, holders of American Depositary Receipts, or ADRs, could be affected. There can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See "Item 10. Additional Information-Exchange Controls".

Corporate Disclosure and Accounting Standards

We prepare our financial statements using Peruvian GAAP, which differs in certain material respects from U.S. GAAP. Thus, the presentation of Peruvian financial statements and reported earnings may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP. See Note 38 to the Financial Statements for a description of the significant differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 39 for a reconciliation to U.S. GAAP of our net income and shareholders' equity for the period included therein. In addition, as a foreign private issuer in the United States, we have less intensive reporting requirements and information regarding us may not be as readily disseminated into the market.

Enforceability of Civil Liabilities

We are organized under the laws of Peru. A significant majority of our directors and officers reside outside the United States (principally in Peru). All or a substantial portion of our assets or the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Peruvian counsel, that there is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Peruvian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

Factors Relating to the Common Shares and ADSs

Voting Rights; Effective Control by Principal Shareholders

The aggregate percentage of the economic interest of our outstanding share capital held by Alberto Benavides de la Quintana, our Chairman and former Chief Executive Officer, and certain members of his immediate and extended family and their spouses, or the Benavides Family, as of April 30, 2006, was 27.24 percent. Because of the significant ownership interest the Benavides Family holds in common shares and because the Investment Shares held by others do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has a significant influence over the outcome of substantially all matters to be decided by a vote of shareholders. In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among us, The Bank of New York, as depositary, or the Depositary, and the owners and beneficial owners of ADSs, or the Amended and Restated Deposit Agreement, relating to our ADSs, if holders of ADSs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by us, which will likely be Alberto Benavides de la Quintana, a discretionary proxy to vote such shares, unless we inform the Depositary that we do not wish such proxy to be given.

Fewer and Less Well Defined Shareholders' Rights

Our shareholders have fewer and less well-defined rights under applicable Peruvian law than they might have as shareholders of a corporation incorporated in a jurisdiction of the United States or certain other countries.

Shares Eligible for Future Sale

Sales of a substantial number of our shares by Alberto Benavides de la Quintana and certain other members of the Benavides Family could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of our share capital by our shareholders, including the Benavides Family. Furthermore, under the Ley General de Sociedades Peruana, or Peruvian Companies Law, any restriction on the free sale of shares in a sociedad anónima abierta (open stock company) such as we are, is null and void.

Possible Inability of ADS Holders to Exercise Preemptive Rights

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by us unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Shares to be issued in such increase, by holders of Common Shares, holding at least 40 percent of the Common Shares, at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, United States holders of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any registration statement as well as the benefits to it of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. Therefore, no assurance can be given that any such registration statement would be filed. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders' preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs and such holders' equity interest in us would be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

ITEM 4. Information on the Company

THE COMPANY

History and Development

Overview

We are Peru's largest publicly-traded precious metals company, and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals, in Peru. We currently operate the Julcani, Recuperada, Orcopampa and Uchucchacua mines and have controlling interests in three other mining companies which operate the Colquijirca, Antapite, Ishihuinca and Shila-Paula mines. Effective March 2001, we temporarily suspended operations and discontinued exploration efforts at the Recuperada mine. In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in ore reserves as well as the rising price of metals and in February 2006 we initiated mining operations. In addition, as of January 1, 2005, the operating data from the Paula mine has been consolidated with the operating data from the Shila mine and after such date is referred to herein as the Shila-Paula mine. We also own an electric power transmission company and an engineering services consulting company and have minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America's largest gold mine, and Sociedad Minera Cerro Verde S.A.A., or Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. In 2005, the Julcani, Uchucchacua, Orcopampa, Antapite, Colquijirca, Ishihuinca and Shila-Paula mines produced 388,042 ounces of gold, 16,429,816 ounces of silver and 69,550 short tons of metallic zinc. Yanacocha produced 3,333,088 ounces of gold and 4,342,292 ounces of silver and Cerro Verde produced 103,123 short tons of copper. Our equity share of production in 2005 was 1,814,861 ounces of gold, 15,377,704 ounces of silver, 28,154 short tons of metallic zinc and 15,220 short tons of copper, including 1,454,893 ounces of gold and 1,895,410 ounces of silver for Yanacocha and 15,066 short tons of copper for Cerro Verde. For the year ended December 31, 2005, our net sales were S/.936.5 million (US$273.0 million), and our net income was S/.940.9 million (US$274.3 million).

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (open stock company) under the laws of Peru, was originally established in 1953 as a sociedad anónima (company) under the laws of Peru, and currently operates under the laws of Peru. Our registered office is located at Carlos Villarán 790, Santa Catalina, Lima 13, Perú, telephone no. 5-11-419-2538. Our Internet Website address is http://www.buenaventura.com. The information on our website is not a part of, and is not incorporated into, this document.

History

During our first 25 years, our efforts focused on the exploration of silver mines. During this period, we built up our principal mines in Peru, commencing with the acquisition of the Julcani mine in 1953. We commenced exploration of the Orcopampa mine in 1962 and operations in 1965. We began exploring the Uchucchacua mine site in 1960 and, after operating a pilot project in the area in the early 1970s with successful results, built an ore processing plant at the mine site, which began operations in 1975.

Because of political uncertainties in Peru in the mid-1970s, we explored mining possibilities in other countries in South America, including Colombia, Ecuador, Venezuela, Bolivia and Argentina. Exploration began on a small scale at the Toachi mine near Quito, Ecuador, but this project was discontinued in 1981 due to border disputes between Peru and Ecuador. At that time, we also decided to discontinue our exploration outside Peru and to intensify efforts in Peru.

Following a sharp increase in silver prices, which peaked in 1980, we initiated a program to explore for gold and, to a lesser extent, other metals in Peru to reduce our dependence on silver, since we believed the high price of silver could not be sustained. Faced with declining silver prices throughout the 1980s, we expanded silver output to reduce cash flow while at the same time continuing our exploration efforts for other metals. Exploration of gold anomalies in the Yanacocha district began in 1983 and an expansion of the Orcopampa mine, which had operated since 1967 as a silver-producing mine, to enable us to explore newly-discovered gold veins began in 1984 and was concluded in 1999. In 2002, after an intense exploration program of the Orcompampa mine, gold production was commenced in the Chipmo area. New gold mining operations commenced at the Ishihuinca mine in the early 1980s and at the Antapite mine in 2001.

Since the late 1980s, we have continued our efforts to decrease our exposure to silver price fluctuations and have pursued a plan to increase overall precious metals production and production efficiency. We have continued to expand our mineral reserves through the implementation of property acquisition and intensive exploration programs designed to increase reserves and production of gold. As part of this strategy, we acquired an equity interest in Yanacocha and conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at the Orcopampa, Shila, Ishihuinca and Antapite mines. These initiatives have transformed us from primarily a silver producer into primarily a gold producer, based on allocated revenue. In 2005, gold, silver and other metals accounted for 79.59 percent, 10.15 percent and 10.26 percent, respectively, of our equity share of production value in our consolidated subsidiaries and Yanacocha.

On January 14, 1992, we, through our 100 percent owned subsidiary, Compañía Minera Condesa S.A., or Condesa, together with Newmont Second Capital Corporation, or Newmont Second, a wholly owned subsidiary of Newmont Mining, and Société d'Etudes, de Recherches et d'Exploitations Miniéres, or Serem, a wholly owned subsidiary of the Bureau de Recherches Geologiques et Minières, or BRGM, the geological and mining bureau of the French government, formed Yanacocha to continue exploration of the deposits at a mining site in the Cajamarca area. At that time, Yanacocha was 38 percent owned by Newmont Second, 24.7 percent owned by Serem, 32.3 percent owned by Condesa and 5 percent owned by The International Finance Corporation, or IFC, the branch of the World Bank that promotes private investments. Since then, we have increased our participation in Yanacocha to 43.65 percent, and Newmont Second has increased its participation in Yanacocha to 51.35 percent, with IFC continuing to own 5 percent.

In October 2000, we and Newmont Mining agreed to consolidate our properties in Cajamarca, northern Peru, in Yanacocha. Under the consolidation plan and according to agreements signed in December 2000, we sold several assets to Yanacocha, including the Minas Conga project, the China Linda lime plant, mining rights, aerial land and other machinery and equipment and inventories. See "-Property, Plants and Equipment-Yanacocha's Properties-Operating Properties". We received approximately US$9 million in connection with this sale. We also entered into an administration agreement with Yanacocha, setting forth that we would manage the China Linda lime plant until December 18, 2010, for a monthly fee of US$10,000 plus reimbursement of all incurred costs. However, in December 2001, Yanacocha terminated the agreement and we ceased to manage the China Linda plant. As a result of the termination, we received a payment of US$1,800,000 from Yanacocha.

On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares for US$154.8 million, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent. Phelps Dodge Corporation continues to retain a majority interest in Cerro Verde. See "-Intermediate Holding Companies; Subsidiaries and Equity Participations-Sociedad Minera Cerro Verde S.A.A.". As of December 31, 2005, Cerro Verde was 53.56 percent owned by Cyprus Climax Metals Company, a subsidiary of Phelps Dodge Corporation, 21.0 percent owned by Sumitomo Group and 18.5 percent owned by us.

Redesignation of our Shares and ADSs

At our shareholder meeting held on April 30, 2002, following special meetings of our Series A shareholders and Series B shareholders on the same date, or the Special Meetings, amendments to our estatutos, or By-laws, were approved pursuant to the Special Meetings to effect the redesignation of each outstanding Series B Share as one Series A Share and the immediate redesignation thereafter of each Series A Share as one Common Share, or the Redesignation. The Redesignation was effective May 3, 2002. At that date, we had Common Shares with a nominal par value of S/.4.00 per share and Investment Shares also with a nominal par value of S/.4.00 per share. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital.

Our ADSs have traded on the New York Stock Exchange Inc., or the New York Stock Exchange, since May 15, 1996. Prior to the Redesignation, each of our ADSs represented two Series B Shares. In connection with the Redesignation, we submitted a technical original listing application to the New York Stock Exchange dated April 25, 2002, or the Application, for the redesignation of our ADSs representing non-voting Class B Shares to ADSs representing voting Common Shares and the reservation of additional ADSs issuable upon redesignation of Class B Shares as Class A Shares and immediate redesignation thereafter of Class A Shares as Common Shares. The New York Stock Exchange approved the Application prior to the date of Redesignation and on May 3, 2002, each of our ADSs represented two Common Shares. Since that date, we have had Common Shares with a nominal par value of S/.4.00 per share. On November 3, 2003, we submitted a supplemental listing application to the New York Stock Exchange to modify the ratio of our ADSs, and on November 12, 2003, our ratio of Common Shares per ADSs was modified from two Common Shares per ADS to one Common Share per ADS.

Recent Developments

Effective December 30, 2005 and January 2, 2006, we acquired 50 percent and 25 percent, respectively, of the capital stock of Minas Poracota S.A., or Minas Poracota, for a purchase price of US$4.5 million. According to the shareholders agreement we executed with Teck Cominco Perú S.A., or Teck Cominco, if a preliminary study to be carried out by us and Teck Cominco indicates a probability of gold production that is greater than 300,000 ounces per year, Teck Cominco will have the right to increase its equity interest in Minas Poracota to 50 percent and operate the project. Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold. However, if the preliminary study indicates that gold production is less than 300,000 ounces per year, we have the option to purchase the remaining 25 percent of the capital stock of Minas Poracota for US$2.25 million.

On May 3, 2006, we terminated our agreements with Río Narcea Gold Mines, S.A., Naraval Gold S.R.L. and Río Narcea Gold Mines, Ltd., or Grupo RN, dated March 15, 2004, whereby we agreed to acquire a 51 percent equity interest in the Santa Marina exploration project, which is located two kilometers north of the El Valle mine on the Río Narcea gold belt in Asturias, Spain, through our 100 percent-owned subsidiary Minera Santa Marina del Norte S.L., or Santa Marina.

Business Strategy

Our strategy is to strengthen our position as one of Peru's leading gold and silver mining companies by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont, Minera ABX Exploraciones S.A., or Barrick, Gold Fields Peru S.A., or Gold Fields, Southern Copper Corporation, or SCC, and Teck Cominco. Further, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

We view an active exploration program as our primary means to obtain new reserves. As of May 29, 2006, through an intensive exploration program, we hold, either directly or in conjunction with exploration partners, 480,530 hectares of mining rights, excluding an additional 338,864 hectares in mining properties which consolidate production units, making us a major holder of mining rights in Peru.

During 2005 we spent approximately US$20.97 million on "greenfield" and US$6.30 million on "brownfield" mining exploration-related investments in Peru. Our "greenfield" investments focused on the following exploration projects: El Faique (previously known as El Papayo), Volcanicos Oyotun, Los Pircos, La Zanja, Mesa de Plata, Tantahuatay, Cordillera Oriental, Pampa Andino, Huancavelica, Minasnioc, Cofradia, Puquio, Trapiche, Poracota, Soras, Altiplano Perú, Arenizo, Santa Marina and Argentina. In 2006, we intend to concentrate on the El Faique, Los Pircos, La Zanja, Mesa de Plata, Tantahuatay, Cordillera Oriental, Pampa Andino, Huancavelica, Tinyaclla, El Milagro, Minasnioc, Hueso Sur, Trapiche, Poracota, Soras, Arenizo, Altiplano and Argentina exploration projects with an approved budget of US$21.0 million. The 2005 exploration program was financed by internal funds as well as a US$2.5 million contribution by Newmont Peru S.R.L., SPCC, Gold Fields and Minera Peñoles de Peru S.A., or Peñoles. Our "brownfield" investments focused on the following exploration projects: Pozo Rico, Mallay, Anamaray, Layo and Shila. In 2006 we intend to invest US$11.8 million in the Pozo Rico, Mallay, Anamaray, Layo, Umachulco-Manto N and Shila brownfields exploration projects.

Participation in Mining Exploration Agreements

In addition to managing and operating precious metals mines, we participate in mining exploration agreements with mining partners to reduce risks, gain exposure to new technologies and diversify revenues to include other metals. See "-Business Overview-Exploration". We believe that maintaining our focus on mining operations complements our partnership strategy because the engineering and geological expertise gained from such operations enhances our ability to participate in and contribute to those projects.

Capital Expenditures

Our capital expenditures in the past three years have related principally to the acquisition of new mining properties, increasing our participation in the Cerro Verde mine, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration are not included herein and are discussed separately in "-Business Overview-Exploration". Set forth below is information concerning capital expenditures incurred by us in respect of each of our principal operating mines and by category of expenditure:

	Year Ended December 31,
	2003	2004	2005
		(in thousands)
Julcani	US$ 33	US$ 22	US$ 133
Uchucchacua	3,122	2,418	6,610
Orcopampa	9,272	6,391	3,122
Recuperada	-	94	122
Ishihuinca	362	641	229
Shila	798	39	427*
Paula	126	579	-
Colquijirca	998	4,328	3,222
Antapite	2,038	5,496	899
Conenhua	92	7,624	137
Total	US$16,841	US$27,632	US$14,904***

	Year Ended December 31,
	2003	2004	2005
		(in thousands)
Machinery and equipment	US$ 1,880	US$ 8,756	US$ 1,796
Infrastructure	1,951	3,710	4,836
Mining	2,005	3,073	2,609
Milling**	4,879	10,208	4,713
Transportation	152	339	200
Communications	196	427	136
Environmental	5,264	903	22
Other	514	215	532
Total	US$16,841	US$27,632	US$14,904***

___________________

* As of January 1, 2005, Paula's operating data has been consolidated with Shila's operating data.

** Includes capital expenditures of US$3.1 million in 2003 and US$3.6 million in 2004 for the Orcopampa tailing dam construction and US$3.0 million in 2004 for the Antapite tailing dam construction.

***Excludes US$4.5 million of goodwill incurred in connection with the acquisition of shares of El Brocal and Poracota.

We financed our capital expenditures in 2003, 2004 and 2005 with internally-generated funds and borrowings under our lines of credit. See Notes 15 and 18 to the Financial Statements.

We have budgeted approximately US$30.4 million and US$39.9 million for capital expenditures in 2006 and 2007, respectively. Exploration expenses in non-operating units are expected to be US$33.9 million and US$28.0 million in 2006 and 2007, respectively. To fund our planned capital expenditures program, we plan to use internally-generated funds. See "Item 5. Operating and Financial Review and Prospects-The Company-Liquidity and Capital Resources".

Our ongoing projects include(i) a complementary facility of the cyanidation plant to treat oxide ore, at an estimated cost of US$3.6 million and the deepening of the Master Shaft from level 4060 to level 3900 which will lead to deepening of the Carmen and Socorro mines, at an expected investment of US$10.6 million at Uchucchacua and (ii) the extension of the Nazareno and Prometida ramps and the construction of an auxiliary shaft to improve ventilation and ore transport at Orcopampa.

Our capital expenditures were lower in 2005 than in 2004 due to the construction of the tailing dam at Antapite and the Callalli-Ares transmission line by Conenhua in 2004.

We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in related other businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

Business Overview

Production

We principally produce refined gold and different types of metal concentrates that we distribute and sell internationally, including silver-lead concentrate, silver-gold concentrate, zinc concentrate and lead-gold-copper concentrate. The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Recuperada (which resumed operations in April 2004), Ishihuinca, Paula (as of January 1, 2005, Paula's operating data has been consolidated with Shila's operating data), Colquijirca and Shila mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine's production.

	Year Ended December 31,
	2003	2004	2005
Gold (oz.)(1)	319,427	357,562	388,042
Silver (oz.)	13,813,658	15,095,562	16,429,816
Zinc (ST)(2)	67,949	70,925	69,550
Lead (ST)	29,209	35,965	35,619
Copper (ST)	298	169	280

___________

(1) Throughout this Annual Report, "oz" refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0134 grams.

(2) Throughout this Annual Report, "ST" refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

We view exploration as our primary means of generating growth value for shareholders and typically maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. In addition, we occasionally operate exploration projects in Argentina, Bolivia, Mexico and Spain. We currently hold, either directly or in conjunction with exploration partners, 480,530 hectares of mining rights as part of our exploration program; this figure excludes an additional 338,864 hectares in mining properties which are involved in consolidating production units. We invested approximately US$20.97 million in exploration for Mineralized Material not in Reserve, or NRM, during 2005, including 19,351 meters of exploratory diamond drilling and 3,404 meters of exploratory underground workings in the La Zanja, Los Pircos, Pampa Andino, Poracota, Soras, Minasnioc, Cofradia and Oyotun projects. In addition, our exploration partners invested US$2.5 million in the Puquio, Aguas Verdes, Tantahuatay and La Zanja prospects.

Relying on our own field reconnaissance of satellite image color anomalies and in light of geochemical data recently published by the Instituto Geológico Minero y Metalúrgico, or INGEMMET, we have shifted our exploration focus inside Peru to the central eastern Andean Region called Cordillera Oriental. As a result, while we continue exploration in Cajamarca, Cerro de Pasco and Huancavelica as our highest-priority target regions, during 2005 we renewed prospecting and exploration efforts for gold and silver in Ayacucho, for gold and copper in Apurímac and Cusco, for copper, gold and zinc in Piura, Lambayeque and La Libertad, and for gold in Junin. We are also exploring for precious metal epithermal deposits in the Altiplano region in southeastern Peru and continue evaluating prospects in Mexico, Bolivia, Argentina and Spain.

In 2006, we expect to invest a minimum of approximately US$33.9 million in greenfield and brownfield exploration activities. All exploration programs at our principal mines are individual and expressed as part of mine cost structure. Exploration expenditures include all of the costs associated with manpower and activities such as geologists, contractors, engineering, drilling equipment, metallurgical testing and economic feasibility studies. Management for the exploration division prepares programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to finance for each particular exploration activity considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high geological expectation as decided by management. We also allocate non-budgeted amounts over the course of the year to new projects based on our needs and our geologists' periodic evaluations of the progress of each opportunity and its potential for further exploration activities.

An integral part of our exploration program is the participation in mining exploration agreements with affiliates of experienced mining companies, including Newmont Peru S.R.L., Barrick, SPCC, Teck Cominco, Gold Fields and Peñoles. The benefits of these joint exploration projects include greater investment in the exploration of our mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers. In these mining exploration agreements, we may be either the designated operator, an equity participant, the manager or a combination of these and other functions. We do not generally conduct significant research and development activities other than investments in exploration as described herein. We have provided funding for university-based research and training of geological staff, with the objective of improving the appraisal of our properties, presently carried out at the Mineral Deposit Research Unit, University of British Columbia, with research on mineral zoning at Uchucchacua, and at the Research School of Earth Sciences, Australian National University, with research on metallogenetic fertility of Circumpacific magmas, and at the Universidad Politécnica de Madrid, with research on regional distribution of copper deposits in northern Peru. In addition, we have three geologists studying to receive their M.Sc. degree in the Red DESIR program promoted by the Universidad Politecnica de Madrid in Lima, which is funded by the European Union and supported by the Universidad Nacional Mayor de San Marcos and the Universidad Nacional de Ingenieria.

The following table lists our current greenfield exploration projects, our effective participation in each project, our partners with respect to each project, the total hectares as of May 8, 2006, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2003, 2004 and 2005.

Exploration Projects(1)(2)	Company's Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2003		Total Exploration Expenditures During 2004	Total Exploration Expenditures During 2005
Joint Exploration Projects:	at December 31, 2005				Total	BVN'S	Total	BVN'S	Total	BVN'S
Colquirrumi	99.99%	Espro, Col	11,728	Silver, zinc & lead	1.55	1.14	0.38	0.38	0.21	0.21
La Zanja(3)	53.06%	Newmont	32,070	Gold & copper	3.47	1.84	5.84	3.10	2.64	1.40
Lancones(4)	100.00%	None	0	Copper & gold	0.02	0.01	0.00	0.00	0.00	0.00
Los Pircos(5)	100.00%	None	11,808	Gold & silver	1.73	0.00	0.38	0.38	0.99	0.99
Minasnioc(6)	60.00%	Barrick	23,600	Gold & silver	1.18	0.00	0.95	0.21	0.86	0.86
Patagonia(7)	0.00%	None	0	Gold & silver	1.41	0.74	0.45	0.45	0.00	0.00
Poracota(8)	0.00%	SWG, Teck Cominco	6,674	Gold	1.51	1.51	2.45	2.45	7.70	7.70
Puquio	40.00%	Gold Fields	0	Gold & silver	0.37	0.05	1.03	0.12	0.70	0.20
Salpo	0.00%	None	0	Gold & silver	1.74	1.74	0.00	0.00	0.00	0.00
Samana	50.00%	Newmont	7,300	Gold & silver	0.20	0.20	0.09	0.09	0.00	0.00
Santa Marina	51.00%	Rio Narcea	0	Gold & copper	0.00	0.00	0.02	0.02	0.25	0.25
Aguas Verdes	20.00%	Peñoles	3,800	Copper	0.00	0.00	0.71	0.15	0.02	0.01
Tantahuatay	40.00%	SPCC, ESPRO	17,722	Gold & copper	0.52	0.52	1.08	0.61	1.55	0.62
Company's Projects:
Cofradia	100.00%	None	20,200	Gold & silver	0.00	0.00	0.00	0.00	0.52	0.52
Cordillera Oriental	100.00%	None	4,900	Gold & silver	0.00	0.00	0.00	0.00	0.13	0.13
El Faique	100.00%	None	87,574	Copper, zinc & gold	0.00	0.00	0.00	0.00	1.62	1.62
Huancavelica	100.00%	None	48,915	Lead, silver & zinc	1.06	1.06	0.47	0.47	0.56	0.56
Pampa Andino	100.00%	None	18,900	Gold & silver	0.28	0.28	1.08	1.08	1.35	1.35
Hatun Orco	100.00%	None	20,700	Gold & silver	1.13	1.13	1.18	1.18	0.08	0.08
Altiplano Peru	100.00%	None	7,200	Gold & silver	0.64	0.64	0.38	0.38	0.19	0.19
Soras	100.00%	None	22,323	Gold, silver & copper	0.00	0.00	0.14	0.14	0.42	0.42
Trapiche	100.00%	None	5,600	Copper & molybdenum	0.00	0.00	0.04	0.04	0.91	0.91
Oyotun	100.00%	None	11,400	Zinc, copper & silver	0.00	0.00	0.04	0.04	0.24	0.24
Arenizo(11)	78.04%	None	2,916	Gold	0.00	0.00	1.30	1.30	1.03	1.03
Cedimin(9)	100.00%	None	51,649	Gold, silver & copper	2.73	2.73	0.31	0.31	0.00	0.00
Others(10)	100.00%	None	36,053	Various	2.81	1.45	1.62	1.62	1.68	1.68
			453,032		22.35	15.04	19.94	14.52	23.65	20.97

_________________

(1) The table does not include projects abandoned by us, consolidated mining units or those placed on hold prior to 2003.

(2) In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.

(3) On December 31, 2003, Newmont Peru's interest in the project was diluted to 46.94 percent.

(4) On March 11, 2004, BHP-B decided to withdraw from the project.

(5) On March 25, 2004, Meridian Peru SAC decided to withdraw from the project.

(6) We are in the process of increasing our interest in the project, thereby diluting Barrick's interest.

(7) In August 2004, we withdrew from the project.

(8) We have exercised an option to acquire a 50 percent interest from Southwestern Gold and an additional 25 percent from Teck Cominco in the project. See "―Recent Developments."

(9) Includes Crucero, Leonor and others (excludes Shila-Paula).

(10) Includes Generative exploration in new areas, Hueso Sur, Tinyaclla, El Milagro, Incapacha, Titanica and others.

(11) The Arenizo project is owned by Inminsur, which is 78.04 percent owned by us and 21.96 percent owned by Brandon Properties Inc., a Panamanian corporation.

The following table lists our current brownfield exploration projects, our effective participation in each project, the total hectares as of May 8, 2006, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2003, 2004 and 2005.

Exploration Projects	Company's Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2003		Total Exploration Expenditures During 2004	Total Exploration Expenditures During 2005
Brownfield Projects:	at December 31, 2005				Total	BVN'S	Total	BVN'S	Total	BVN'S
Pozo Rico	100.00%	None	3,377	Silver, lead & zinc	0.00	0.00	0.00	0.00	2.48	2.48
Anamaray	100.00%	None	6,952	Zinc, lead & silver	0.00	0.00	0.00	0.00	0.24	0.24
Mallay	100.00%	None	2,250	Silver, lead & zinc	0.00	0.00	0.00	0.00	0.63	0.63
Layo	100.00%	None	737	Gold, silver & copper	0.00	0.00	0.00	0.00	2.23	2.23
Umachulco - Manto N	100.00%	None	474	Gold & silver	0.00	0.00	0.00	0.00	0.00	0.00
Shila-Paula	100.00%	None	13,708	Gold & silver	0.00	0.00	0.00	0.00	0.77	0.77
			27,498		0.00	0.00	0.00	0.00	6.35	6.35

The following is a brief summary of current greenfield and brownfield exploration activities conducted by us directly and through joint exploration agreements that are believed to represent the best prospects for the discovery of new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Non-reserve mineralization has been included in our 2005 Annual Report from the Los Pircos, La Zanja, Tantahuatay, Marcapunta, Hatun Orcco, Pampa Andino and Poracota exploration projects. Set forth below is a map of all our exploration activities in Peru as of December 31, 2005:

Greenfield Exploration Projects

Colquirrumi. Colquirrumi, a silver, zinc and lead project, is wholly owned by Compañía Minera Colquirrumi S.A., or Colquirrumi. Consisting of 11,728 hectares, the project is located in the Hualgayoc district, Cajamarca region, and commenced operations in March 1973 with mining and milling for zinc and lead ore. Since 1991, the project has stopped mining and mineral exploration programs. On April 20, 2004, a capital increase, through the creation of Series A Common Shares and Series B Common Shares, was authorized at an extraordinary shareholders meeting. The Series A Common Shares and Series B Common Shares receive 90 percent and 10 percent, respectively, of the profits or losses of Colquirrumi. As of May 28, 2004, we are the sole shareholder of the Series A Common Shares and hold a 99.99 percent interest in Colquirrumi. On February 24, 2005, we signed an agreement with Gold Fields to explore the Hualgayoc district, including certain areas within the Colquirrumi project. During 2005, Gold Fields invested US$206,952 to drill 2,474 meters in eight holes. Low grade copper-gold mineralization of porphyry style was found in the Cerro Jesus area. In 2006, we plan to invest US$1.5 million in 2,040 meters of underground workings to generate silver, lead and zinc reserves. In addition, Gold Fields plans to continue superficial exploration efforts centered on porphyry gold-copper targets, including 6,000 meters of diamond drilling in four targets for a budget of US$1.5 million.

La Zanja. Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca city. Originally, the La Zanja project was part of the Northern Peru joint mining exploration project, which was 35 percent owned by us and 65 percent owned by Newmont Peru. We executed a carve-out agreement with Newmont Peru on August 1, 2000, providing for the eventual dilution of Newmont Peru's interest in the project. The project, which is operated by us, consists of the San Pedro Sur and Pampa Verde superficial gold and silver oxide deposits, amenable to low-strip open pits and heap-leach operation. NRM is 18.8 million metric tons with an average grade of 1.1 grams per ton of gold. We have started to test for deep sulfide ore potential in other prospects within the property. During 2003, we acquired an additional 910 hectares of surface rights, conducted an airborne electromagnetic survey of 30,000 hectares, and conducted a drilling campaign at the Pampa Verde oxide-gold deposit, the Alcaparrosa prospect and the San Pedro Norte deposit. During 2004, we invested US$5.8 million in the La Zanja project to conduct metallurgical and feasibility studies, to drill 4,504 meters at the Pampa Verde deposit, 2,933 meters at the Turmalina prospect, 1,113 meters at the Campana prospect, 1,194 meters at the San Pedro Sur deposit, 458 meters at the Pampa Verde Sur prospect and 190 meters at the C' Buitre prospect, and to conduct 3,268 meters of sterilization drilling in the Pampa Bramadero area. As of December 31, 2005, we own a 53.06 percent interest in La Zanja and Newmont Peru's interest was diluted to 46.94 percent. Newmont Peru elected to maintain a 46.94 percent interest in La Zanja for 2003, 2004 and 2005. On November 16, 2004, during a protest at the La Zanja project, a warehouse was set on fire, which resulted in the loss of 25 km of drill cores that were stored in the warehouse. As a result, in 2005 we downgraded reserves to NRM. In addition, we invested a total of US$2.6 million to address social issues and to conduct 18,050 meters of geophysical surveys and to drill 1,674 meters at the Cerro La Zanja deep sulfide prospect. We are drill-testing a transition zone between a porphyry copper to an epithermal gold system. In 2005, surface rock sampling at the Turmalina prospect identified a new oxide-related gold occurrence with an average content of 0.42 grams per ton of gold. In 2006, we plan to invest US$5.1 million on a 8,200-meter drilling campaign at the deep copper-gold sulfide deposit at the Cerro La Zanja prospect and a 3,000-meter drilling campaign at the superficial oxide gold Turmalina prospect.

Lancones. The Lancones project was a joint mining exploration project that was 40 percent owned by Cía. Minera Totoral S.A., or Minera Totoral, and 60 percent owned by BHP BILLITON World Exploration Inc., or BHP-B. The project was located in northern Peru and southern Ecuador. At March 11, 2004, BHP-B decided not to pursue further exploration work in the Lancones project and terminated the mining exploration agreement. We have decided not to conduct further exploration efforts in the Lancones area and to abandon the mining properties.

Los Pircos. The Los Pircos project was a joint mining exploration project with Meridian Gold Company, or MDG. Consisting of 11,808 hectares, the project is located east of Chiclayo in the Western Cordillera of Cajamarca, approximately 690 kilometers northwest of the city of Lima. During 2003, MDG conducted 5,073 meters of diamond drilling of the Diana, Maribel, Juana Sofia, Milagros, Andrea and Rosa Victoria veins and Lucero area, and an 18.5-kilometer electromagnetic survey of the Los Pircos vein system to define vein continuity at depth. On March 25, 2004, MDG withdrew from the project and, since that time, we have operated the project with the primary objective of exploring precious metal veins of epithermal character. To date, we have located, mapped and sampled five principal veins, which have shown strong anomalous gold and silver values. The principal vein, the Diana vein, has a 380-meter long central section with average widths of 2.10 meters and grades of 8 grams per ton of gold and 300 grams per ton of silver. First pass drilling with a total 3,566 meters in 2002 over the Diana vein system showed mineralization of 203,680 metric tons at 18.3 grams per ton of gold and 17.4 ounces per ton of silver in veins with an average thickness of two meters. During 2004, we focused on renewing our surface rights permits and negotiated a three-year agreement with the Santa Rosa de Sexi and Corral Viejo neighborhoods, which was signed in April 2005, to ensure the continuation of our exploration activities at the Diana and Maribel veins. We are currently driving two crosscuts into the Diana vein system at levels of 2,000 meters and 2,050 meters. In 2006 and 2007, we intend to generate high-grade gold and silver ore reserves.

Minasnioc. The Minasnioc project is a joint mining exploration project with Barrick and Compañía Minera Ares S.A.C., a company owned by the Hochschild Group, or MHC. In August 2004, Barrick withdrew as operator of the Minasnioc project and since that date, we have been the operator of the project. In addition, MHC withdrew from the project in 2004. We currently have a 60 percent interest and are in the process of acquiring additional interests in the project to dilute Barrick's interest. The Minasnioc project encompasses 23,600 hectares of high sulfidation epithermal terrain located in southern Peru, in the Huancavelica region, 310 kilometers southeast of Lima. The first-pass 2003 drilling campaign by Barrick confirmed the presence of low-grade uneconomic gold mineralization hosted in volcanic rocks, mainly following a stratabound pattern. In the last quarter of 2004, we invested US$205,555 in exploration and the construction of new camp facilities. In 2005, we invested US$861,768 in 1,802 meters of diamond drilling and additional studies to confirm the presence of gold enriched veins. The results of the 2005 campaign indicated poor evidence of gold mineralization at depth. In 2006, our exploration efforts will focus on exploring additional areas not previously explored in detail by Barrick and to define our interest in the Minasnioc Project.

Patagonia. The Patagonia project was a joint mining exploration project between us, Yamana Resources Inc., Yamana Resources Ltd., Recursos Yamana Ltd., Recursos Yamana S.A. and Lorenzon Ltd. (a company owned by the Hochschild Group, or MHC). The project consisted of 127,927 hectares and was located in southern Argentina, 60 kilometers northeast from the Anglo Gold Cerro Vanguardia gold mine in the Santa Cruz province. In August 2004, we decided to discontinue our investment in the Patagonia project and withdrew from this project due to insufficient grade and tonnage generated by trenching and drilling the Martinetas and La Paloma prospects. We are currently pursuing new opportunities for exploration in this region.

Poracota. The Poracota joint mining exploration project is currently operated by Minas Poracota, S.A., in which we have a 75 percent interest, and Teck Cominco owns the remaining 25 percent interest. The Poracota project encompasses 6,674 hectares owned by Minas Poracota S.A. (a former subsidiary of Minera del Suroeste S.A.C.) and is located 20 kilometers west of the Orcopampa mine in southern Peru. On December 31, 2005, we exercised an option to purchase a 50 percent participation in Minas Poracota from SWG for a US$4.6 million payment. We also agreed to invest and invested US$0.4, US$1.0 and US$1.6 million in 2003, 2004 and 2005, respectively, to exercise a second option for an additional 25 percent interest from Teck Cominco. The epithermal high sulfidation system comprises two main areas: Huamanihuayta and Perseverancia. In 2003, we invested US$1.5 million in the Poracota project, which included an 87.2-kilometer magnetic survey and a 7,314-meter diamond drilling campaign. During 2003 and 2004, the drilling campaign in the Huamanihuayta area confirmed two sub-horizontal structures, Manto Dorado and Manto Aguila, with an average thickness of 5 to 6 meters each. The Manto Dorado structure included NRM of 693,785 metric tons at 10.6 grams per ton of gold with an average thickness of 6.0 meters and the Manto Aguila structure included 801,687 metric tons at 10.0 grams per ton of gold with an average thickness of 5.2 meters. In 2004, we invested US$2.45 million in 967 meters of underground workings and a 5,250-meter diamond drilling campaign. In addition, we invested US$2.95 million for the construction of a 30.5-kilometer gravel road to connect the Poracota project to the Orcopampa mine. In 2005, we advanced our exploration efforts with 1,688 meters of underground workings and 6,369 meters of diamond drilling and conducted metallurgical tests. We are currently preparing two scoping studies based on an updated ore reserve calculation.

Puquio. The Puquio generative project was a joint mining exploration project with Gold Fields that originally encompassed 18,073 hectares of hydrothermally altered and mineralized volcanic terrain in the Ayacucho region, 500 kilometers southeast of Lima. The project was operated by Gold Fields, which had a 60 percent effective participation. In 2003, US$370,000 was invested to review selected anomalies detected by rock-geochemistry and satellite imagery. In 2004, Gold Fields invested US$430,000 in the Incapacha prospect to conduct 2,500 meters of diamond drilling, 3,000 meters of reverse circulation drilling and an electromagnetic survey, which had negative results. In addition, Gold Fields invested US$162,000 to evaluate the Titanca, Tampa Tampa, Condoray and Ñayca prospects in 2004. In 2005, we and Gold Fields invested US$688,667 in 2,500 meters of a diamond drilling campaign at the Ñayca prospect and thereafter decided to abandon the project due to poor geochemical results. The joint exploration agreement was terminated in February 2006.

Salpo. Grupo Wiese owns mining concessions that encompass 6,271 hectares in northern Peru, 70 kilometers east from Trujillo, through Minera Salpo S.A. We negotiated an option to acquire a 51 percent interest of Minera Salpo S.A. if we were to invest US$2.0 million in exploration. Salpo is a historical mining district characterized by epithermal veins rich in gold and silver. After a total investment of US$2.1 million in diamond drilling and underground workings, we decided not to exercise our option to acquire an interest in Minera Salpo S.A. due to the disappointing exploration results and, on October 31, 2003, we withdrew from this project. We have performed environmental remediation prior to returning the consolidated mining properties to Minera Salpo S.A. in September 2004.

Samana. The Samana project was operated by us from 2001 to 2003 and is a carve-out of the former Ayacucho joint venture with Newmont Peru. We and Newmont Peru executed the carve-out agreement on December 6, 2000, providing for the eventual dilution of Newmont Peru's interest in the project. Following our investment of US$884,000, Newmont Peru will decide whether to maintain its diluted participation in the project or repurchase its participation interest therein. Consisting of 7,300 hectares, the project is located in the high plateaus of Ayacucho, 35 kilometers northwest of Puquio. During 2003, we invested US$0.2 million in 1,190 meters of diamond drilling over the east side of the Osiris breccia. This drilling campaign indicated the presence of limited resources and after having invested, in aggregate, US$922,274 for our exploration campaign, in 2004 we decided to discontinue our investment in the Samana project. Mining claims relating to this project will lapse in June 2006.

Aguas Verdes. The Aguas Verdes project, operated by Peñoles, consists of 3,800 hectares in the Ayacucho region. We have a 20 percent interest and Peñoles has the remaining 80 percent interest in the project. During 2004, Peñoles decided not to conduct additional exploration in 2005 after having invested an aggregate of US$710,000 in 3,267 meters of diamond drilling and 12,500 meters of geophysical lines over the Aguas Verdes and Molino copper and gold-enriched skarn bodies with high grades but disappointing tonnage results. We do not intend to conduct an exploration program in the Aguas Verdes project in 2006.

Tantahuatay. The Tantahuatay project, a gold copper project, is wholly owned by Compañía Minera Coimolache S.A., or Coimolache, an entity which is 40.1 percent owned by us, 44.2 percent owned by SPCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company. Since January 2003, the project has been managed and operated by an independent mining engineer, Ing. Amado Yataco, appointed by us. The area of the project consists of 17,722 hectares of mineralized ground. The Tantahuatay project is located 30 kilometers northwest of Yanacocha in the Hualgayoc district, 950 kilometers north of the city of Lima. Two of the five outcropping gold anomalies have NRM. Tantahuatay 2 was infill-drilled during 2002 and hosts NRM of 274,000 ounces of gold. The studies have been focused in the oxide zone only. Cyanidation column tests have been completed with encouraging results, which indicate rapid extractions in the order of 80 to 90 percent, by low-concentration cyanide leaching. The Tantahuatay 2 prospect is being evaluated for Feasibility and Environmental Impact Studies during 2006. After infill-drilling is finished in the Ciénaga deposit, a feasibility study will be finalized to address viability of a 15,000-ton per day open-pit/heap leach operation. We are focusing our efforts on resolving community issues and obtaining permits and licenses to continue our exploration and enhance support of our infill drilling and feasibility studies for both oxides and sulfides targets. During 2005, Coimolache invested US$1.55 million in the Tantahuatay project.

El Faique Project. The El Faique project, previously known as El Papayo, is wholly-owned and operated by us. The project encompasses 87,574 hectares and is located in the Sechura desert of northern Peru in the Piura region. This project includes 3,200 hectares sold to us by Cedimin on April 4, 2006. During 2005, we invested US$1.6 million to acquire the property from Manhattan Minerals and other third parties and to claim new areas. The El Faique project consists of a deep massive sulfide deposit evidenced by diamond drilling 400 to 700 meters below the surface in the B5 gravimetric anomaly. This deposit contains a higher-grade mineralization of 7.91 million tons with 2.3 percent copper and traces of zinc and gold. In 2006, we intend to address social issues that may arise and invest in gravimetric reinterpretation and hydrogeologic studies to determine ground water resources.

Oyotun. The Oyotun project is wholly-owned and was operated by us until 2005. Consisting of 11,400 hectares, the project is located on a prospective area of massive sulfide deposits in northern Peru in the coastal zone of Piura and the Lambayeque and La Libertad regions. In 2005, we invested US$236,237 in regional surveys at the Sican prospect, where we conducted a drilling campaign of 270 meters. Due to the lack of mineralization at this prospect, we do not intend to conduct additional field work in 2006.

Cordillera Oriental. The Cordillera Oriental project is wholly-owned and operated by us. Consisting of 4,900 hectares, the project is located on three prospective areas in the eastern cordillera of Central Peru in the Pasco and Junin regions. These areas were identified after a regional stream sediment campaign was conducted by INGEMMET in early 2004. In 2005, we invested US$121,555 in the Cordillera Oriental project and identified and claimed mining properties over three mineralized areas. In 2006, we intend to continue field work over the claimed prospects to define mineralization and consolidate our position.

Huancavelica Project. The Huancavelica project is wholly owned and operated by us. Consisting of 48,915 hectares, the project covers several prospects of the Huancavelica region. We initiated exploration efforts in 1994 with the purpose of identifying base-metal skarns and/or disseminated precious metal deposits along the Cenozoic volcanic belt and underlying Mesozoic basement. During 2003, the Pampa Andino prospect was separated from the Huancavelica project. In 2004, we invested US$473,000 to evaluate several prospective areas, including the Cofradía, Yuracjasa, Dorita Sur and Llipina prospects. At the end of 2004, the Cofradía prospect was separated from the Huacavelica project, and at the end of 2005 and the beginning of 2006, the El Milagro and Tinyaclla prospects were separated from the Huancavelica project. We plan to continue to evaluate several prospective areas in 2006 to identify potentially economic mineralization.

Cofradia Project. The Cofradia project is wholly-owned and operated by us. At the end of 2004, we agreed with Barrick to consolidate all mining rights at the Cofradia project to conduct a comprehensive reassessment of its precious metal potential. The Cofradia project encompasses 20,200 hectares and is located in the Huancavelica region, next to the Minasnioc project. It consists of epithermal high sulfidation structures in volcanic terrain of the Caudalosa Formation. During 2005, we invested US$517,603 in 1,587 meters of diamond drilling in eight holes, which depicted that the gold content at greater depths does not reflect values identified at the surface. We do not plan to conduct further exploration in this project in 2006.

Pampa Andino. Prior to 2005, the Pampa Andino project was owned by Minera Totoral S.A, or Totoral. In May 2005, we acquired mining rights from Totoral for US$1.9 million. The Pampa Andino project consists of 18,900 hectares located 175 kilometers southeast of Lima, on the border between the Ica and Huancavelica regions. The Pampa Andino project is a low sulfidation epithermal vein system and is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. In 2003, we invested US$0.3 million in 2,726 meters of diamond drilling over the Rosita and Claudia veins. In 2004, we invested US$1.1 million in 300 meters of diamond drilling and 1,563 meters of underground workings, initially identifying NRM of 15,700 metric tons at 15.0 grams per ton of gold and 21 ounces per ton of silver at the Rosita vein. In 2005, we invested US$1.3 million in 3,036 meters of diamond drilling and 1,458 meters of underground workings at the Rosita vein. During 2006, we plan to continue diamond drilling and to extend underground workings at least another 500 meters.

Hatun Orcco. Prior to 2005, the Hatun Orcco project was wholly owned and operated by us. Consisting of 20,700 hectares of mining properties, the project is located 20 kilometers north of the Antapite mine in the headwaters of the Ica valley. The Hatun Orcco project is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. Epithermal veins, located in the Hatun Orcco Norte, Hatun Orcco Sur and Karla prospects, have sporadic high-grade gold and silver geochemical anomalies. During 2003, our exploration efforts included a US$1.1 million investment in an underground exploration program of 1,276 meters to test for grade continuity along the Mercedes and Capicúa veins in the Hatun Orcco Sur prospect. The results confirmed NRM of 16,330 metric tons at 16.9 grams per ton of gold and 6.6 ounces per ton of silver with an average width of 1.1 meters. In 2004, we continued our exploration efforts, investing US$1.2 million in 1,703 meters of tunneling and 1,710 meters of diamond drilling in the Hatun Orco Sur prospect. In March 2005, we decided to lease the land and mineral rights of the Hatun Orcco project to Inversiones Mineras del Sur S.A., or Inminsur, who will operate the project going forward due to the proximity to the Antapite mine and mill area. We do not intend to continue any work on this project.

Altiplano Peru. The Franja Sur project, renamed the Altiplano Peru project in 2004, is wholly owned and operated by us. Consisting of 7,200 hectares, the project is located in the Apurimac, Arequipa, Cusco and Puno regions of volcanic rocks and carbonate terrains of south-eastern Peru. After regional reconnaissance and a selection of mineralized areas, we conducted initial mapping, sampling and drilling at several project sites, including the Pichacani prospect, which demonstrated a strong mercury and tellurium anomaly in a high sulfidation epithermal system. During 2003, we invested US$0.6 million to explore the Pichacani prospect, which had disappointing results. In 2004, we conducted first pass drilling with a total of 591 meters drilled in the Chilacocha epithermal prospect located in the Apurimac region, investing US$0.4 million. Due to disappointing results, we have decided to cease activity in the Chilacocha prospect after engaging in environmental remediation efforts. In 2005, we invested US$0.2 million in a regional exploration program on gold stream sediment anomalies previously detected in the Puno region in the Armapampa prospect with disappointing results. In 2006, we plan to continue our exploration activities in the Apurimac, Cusco and Puno regions and in new areas, with a renewed effort to evaluate third-party properties.

Soras. The Soras project is wholly-owned by us and located adjacent, to the east, of the Poracota project. The Soras project encompasses 22,323 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region. In 2004 and 2005, we identified two main mineralized structures, the Soraya and Soraya 1 veins, with surface ore grades of up to 26 grams per ton of gold. First-pass drilling identified two narrow veins with grades of 16 and 36 grams per ton of gold with an average of 5.9 ounces of silver and 3.8 percent copper. In 2006, we plan to conduct underground workings and additional drilling to contour mineralization and generate new ore reserves.

Trapiche. The Trapiche project is wholly-owned by us and encompasses 5,600 hectares of porphyry and skarn style mineralization in the Apurimac region. The Apurimac region is part of a mineralized area known as Andahuaylas-Yauri batholith, where several deposits have been identified. In 2005, we conducted a magnetic geophysical reinterpretation, metallurgical tests and a diamond drilling campaign on the two main prospects, Millucucho and Cerro Trapiche. In 2006, we plan to conduct 8,500 meters of drilling in both Millucucho and Cerro Trapiche porphyry to contour and expand disseminated copper and molybdenum mineralization.

Arenizo. The Arenizo project is owned by Inminsur, which is 78.04 percent owned by us and 21.96 percent owned by Brandon Properties Inc., a Panamanian corporation. The Arenizo project encompasses 2,916 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region. In 2003, we invested US$60,000 in superficial exploration efforts with systematic trenches, which identified the Anita, María and Nelly quartz veins. In 2004, we invested US$1.3 million, focusing on 886.7 meters of underground workings and 3,544 meters of diamond drilling in these veins, which confirmed NRM of 7,305 metric tons at 9.54 grams per ton of gold with an average thickness of 1.2 meters. In 206, we do not plan to conduct additional exporation in Arenizo.

Cedimin. Cedimin S.A.C. is wholly owned by us and controls 51,649 hectares of owned and leased mining concessions, including the Crucero project and others. As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin and is no longer a separate legal entity. As a result of this merger, mining activities at Cedimin increased significantly compared to exploration activities. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C., or Mineras Aureas, which had a 49 percent interest in Minera Paula 49 S.A.C., or Minera Paula. As a result of this acquisition, Minera Paula became wholly owned by us. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities.

Brownfield Exploration Projects

Uchucchacua. The Uchucchacua brownfield exploration project is located in 12,527 hectares of our mining and exploration properties and was established in late 2004 and began operations in 2005. We have currently focused our exploration on three prospects, Pozo Rico, Anamaray and Mallay. The Pozo Rico prospect is a silver-rich breccia pipe deposit with manganese, lead and zinc skarn. Ore reserves as of December 31, 2005 are 265,855 dry short tons, or DST, with an average grade of 16.6 ounces per ton of silver, 0.5 percent lead and 0.9 percent zinc. In 2005, we invested US$2,481,310 in 2,960 meters of underground exploration workings and 6,980 meters of diamond drilling. In 2006, we expect to invest US$2.7 million in the Pozo Rico prospect. The Anamaray prospect is another silver, lead and zinc-bearing set of breccias and veins in limestone. During late 2005 we invested US$625,090 in 3,029 meters of diamond drilling and intercepted several ore-grade structures. In 2006, we intend to continue underground workings and to invest US$0.6 million in the Anamaray prospect. The Mallay prospect consists of 6,952 hectares leased for 20 years and optioned for four years, which will expire in Feburary 2008, from Minera Los Rios S.R.L. Exploration activities during 2005 included 36,000 meters of geophysical surveys, 460 meters of diamond drilling and 20 meters of underground workings for an aggregate investment of US$625,090. Mineralization out of reserves is estimated at 475,760 DST at an average grade of 9.8 percent zinc, 4.8 percent lead and 6.3 ounces per ton silver in massive sulfide and skarn deposits. In 2006, we expect to invest US$1.1 million in advancing the Mallay prospect with underground tunneling and diamond drilling.

Orcopampa. Brownfield exploration at the Layo deposit was encouraging during 2005. Diamond drill tests carried out in the northern sector intercepted three mineralized structures: the first with a 0.8 meter thickness and 12.5 ounces per DST of gold, 0.7 ounces per DST of silver and traces of copper; the second with a 0.5 meter thickness with 0.03 ounces per DST of gold, 18.3 ounces per DST of silver and 4.5 percent copper; and the third with a 0.8 meter thickness with 0.6 ounces per DST of gold, 21.7 ounces per DST of silver and 3.4 percent copper. New reserves found during initial workings in 2005 were 20,875 DST with 0.3 ounces per DST of gold, 2.5 ounces per DST of silver and 0.3 percent copper. Metallurgical tests of diamond drill cores suggest that the Layo mineralization is apt for gravity and flotation treatment. Bulk samples were sent for metallurgical assaying obtaining concentrates with a high grade of silver, gold and copper with recoveries ranging between 80 percent and 90 percent. Metallurgical research will continue to establish optimum operational parameters for the flotation circuit at Orcopampa's concentration plant which is currently available for use and rated to treat up to 1,200 DST per day, although the crushing and the milling processes require adaptation. In 2005, we invested US$2.2 million in the Layo prospect. In 2006 we plan to invest an additional US$5.8 million to continue underground exploration workings and diamond drilling.

Julcani-Recuperada. In view of the encouraging results obtained at Julcani from the exploration work conducted on the Acchilla dome veins, we have begun to explore other structures in the Condoray and Taype domes, as well as in the area between these two domes and Acchilla. Exploration activities in the Recuperada region focused on the Esperanza area to search for new reserves to justify resuming mining operations. As of December 31, 2005, we calculated 143,190 DST of mineral out of reserves with 10.4 ounces per DST of silver, 2.8 percent lead and 5.0 percent zinc. Additionally, we estimated 94,905 DST with 6.2 ounces per DST of silver, 6.8 percent lead and 4.9 percent zinc in other areas, totaling 238,095 DST with 8.7 ounces per DST silver, 4.4 percent lead and 4.9 percent zinc. Mineralization located in areas currently inaccessible in the lower sections of the Teresita mine was estimated in the order of 605,185 DST, with 2.8 ounces per DST of silver, 5.9 percent lead and 8.2 percent zinc. From these, 190,835 DST is proven-probable ore reserves and 414,350 DST is NRM indicated by drill holes. In the Hallazgo area, we are exploring a group of veins with silver, lead and zinc mineralization. We intend to focus our exploration efforts in 2006 to locate new reserves. Remnants of old mine workings in the areas of Carhuancho, together with information on the mining activity of this particular area in colonial times, appear to make Recuperada's brownfield exploration a target worth studying and exploring.

Shila-Paula. The Shila-Paula brownfield exploration is focused on several areas surrounding actual operating units such as Ampato, Paula Brownfield, Puncuhuayco-Ticlla, Tocracancha and other prospects. In 2005, we invested US$0.77 million to conduct trenching and diamond drilling in the Ampato and Tocracancha prospects. The Ampato prospect is located northwest of the Shila-Paula mine. The Angela vein in the Ampato prospect shows gold and silver values up to 130 grams per ton and 128 grams per ton respectively. In the Ticlla prospect, the Teresa vein shows gold and silver values up to 18.8 grams per ton and 706 grams per ton, respectively, as well as base metal content. In Paula Brownfield, we are conducting a 1,050 meter diamond drilling campaign. In Tocracancha, we conducted 1,607 meters of diamond drilling with poor results, and accordingly, this prospect was discarded because of irregular continuity of metal content in the veins. In 2006, we plan to conduct complementary underground workings in the Ampato prospect and diamond drilling in the Ticlla prospect. We estimate that we will invest US$0.91 million to be invested, focusing on the Ampato, Ticlla and Paula Brownfield prospects.

Competition

We believe that competition in the metals market is based primarily upon cost. We compete with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

Sales of Metal Concentrates

All of our metal production is sold to smelters, traders and banks, either in concentrate or metal form, such as gold-silver concentrate, silver-lead concentrate, zinc concentrate, lead-gold-copper concentrate and gold bullion. Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the United States Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange settlement prices for the specific metal, less certain allowances. Sales prices vary according to formulas that take into account agreed contractual average prices for a quotational period, generally being the month of, the month prior to, or the month following the scheduled month of shipment or delivery according to the terms of the contracts.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
2001	270.99	270.80	4.37	4.36
2002	309.97	309.39	4.60	4.65
2003	363.51	364.88	4.88	4.91
2004	409.21	373.78	6.65	6.51
2005	444.88	359.75	7.31	7.38
2006 (through April 28, 2006)	566.49	346.66	10.35	10.43

____________

(1) Our average annual price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Recuperada, Colquijirca, Ishihuinca and Shila mines.

(2) Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3) Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for virtually all of our estimated 2006 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

	As of and for the year ended December 31(1)
Product	2003	2004	2005	2003	2004	2005
	(In thousands of constant S/. as of December 31, 2005)			(In thousands of US$)
Gold	436,541	455,506	414,269	118,149	132,064	125,422
Silver	201,301	319,791	353,870	54,482	92,716	107,136
Lead	47,255	97,582	97,465	12,789	28,292	29,508
Zinc	153,275	187,563	223,537	41,483	54,379	67,677
Copper	1,586	1,193	1,741	429	346	527

________________

(1) Does not include refinery charges and penalties incurred in 2005, 2004 and 2003 of S/.176,288 (US$53,372) , S/.164,447 (US$47,678) and S/.145,985 (US$39,511), respectively.

We sold our concentrates to 16 customers in 2005. Approximately 48 percent, 54 percent and 54 percent of our concentrate sales in 2003, 2004 and 2005, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate from our mines, and of sales of gold bullion that were sold to our various customers from 2003 to 2005.

	Percentage of Concentrates and Gold Bullion Sales
	2003	2004	2005
Export Sales:
Noranda	2.67	0.88	-
Pechiney	2.13	1.77	-
Hochschild	1.86	0.54	0.50
Sogem	0.36	-	-
Johnson Matthey	36.38	44.74	7.91
Glencore	3.36	1.72	6.55
Trafigura	-	1.64	-
Marc Rich	0.45	0.42	1.39
Umicore	1.24	1.64	1.83
Transamine	-	1.02	1.30
J.P. Morgan	-	-	7.46
Standard Bank	-	-	9.11
Macquarie	-	-	8.40
Mitsui	-	-	9.51
Total Export Sales	48.45	54.37	53.96
Domestic Sales:
Doe Run	10.05	14.75	17.82
Cormin	32.52	11.81	14.74
BHL	2.81	9.69	7.68
Cajamarquilla	1.69	2.19	2.60
Procesadora Sudamericana	0.61	0.74	0.83
Ayssa	3.87	6.45	2.37
Total Domestic Sales	51.55	45.63	46.04
Total Sales	100	100	100

Under the terms of the Doe Run S.R.L., or Doe Run, sales contract dated February 2, 2006, we are required to supply Doe Run with approximately 2,400 wet metric tons, or WMTs per year of Julcani's silver-lead concentrates in 2006 and 2007. The price of the concentrates supplied under the contract is based on specified market prices minus deductions.

Under the terms of the Consarao Minero S.A., or Cormin, sales contract dated January 13, 2005, we are required to supply Cormin with approximately 6,000 to 9,000 WMTs in 2005 and 7,000 to 10,000 WMTs in 2006 of Uchucchacua zinc concentrates to December 2006. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the BHL Perú S.A.C., or BHL, sales contracts dated January 19, 2006 and April 20, 2006, we are required to supply BHL with approximately 13,500 WMTs of Uchucchacua silver-lead concentrates in 2006. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the BHL sales contract dated January 18, 2006, we are required to supply BHL with approximately 3,000 WMTs in 2006 of Uchucchacua's zinc concentrates. The price of the concentrates supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the Doe Run sales contract dated February 2, 2006, we are required to supply Doe Run with approximately 15,000 WMTs in 2006 and 18,000 WMTs in 2007 of Uchucchacua silver-lead concentrates. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

Under the terms of the BHL sales contract dated April 20, 2006, we are required to supply BHL with approximately 5,700 WMTs of Recuperada silver-lead concentrates and 8,000 WMTs of Recuperada zinc concentrates from May 2006 until April 2007. The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Shila-Paula, Antapite and Ishihuinca and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold. Under the terms of the Johnson Matthey sales contract, we supply Johnson Matthey, at Johnson Matthey's option, with gold assaying in excess of 75 percent gold and approximately 20 percent silver, monthly from January 1, 2006 to December 31, 2006. The price of the gold supplied under the contract is determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). The contract also provides that we may elect to have our material toll refined at Johnson Matthey's Royston U.K. works and returned to our account for sale to third parties. Under the terms of the contract, we are responsible for delivering the gold to Johnson Matthey's designated flight at the Lima airport.

Hedging/Normal Sales Contracts

In October 2004, our Board of Directors issued a mandate not to enter into new hedging transactions. At December 31, 2005, we were engaged in gold price hedging activities, such as forward sales and put/call options, from derivative contracts executed prior to 1999. Since 2003, we have been modifying the terms of certain derivative instruments in order to qualify them as normal sales contracts. In March 2006, we closed out all our outstanding gold derivative contracts as of December 31, 2005 and replaced them with normal sales contracts. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 34 to the Financial Statements.

Yanacocha has generally not engaged in, and is currently not engaged in, gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Regulatory Framework

Mining and Processing Concessions

In Peru, as in many other countries, the government retains ownership of all subsurface land and mineral resources. The surface land, however, is owned by the individual landowners. Our right to explore, extract, process and/or produce silver, gold and other metals is granted by the Peruvian government in the form of mining and processing concessions. The rights and obligations of holders of mining concessions, provisional permits and processing concessions are currently set forth in the General Mining Law (Single Unified Text, 1992, Supreme Decree 014-92-EM), which is administered by the MEM.

Prior to 1991, in order to obtain a mining concession, a prospective claimant filed a mining claim with the MEM and obtained from it a provisional permit to explore the area of the claim. Thereafter, the MEM would issue a technical and legal report on the claimed area and the mining concession would be granted. In 1991, however, a new system was established for granting new mining concessions, based on Universal Transversal Mercator Coordinates, or UTM Coordinates, to map the mining concessions and provisional permits on Peru's land area. Under the new system, no provisional permits are granted, and therefore filers of mining claims filed after 1991 must obtain a mining concession before they may explore the areas claimed. A holder of a provisional permit, granted with respect to claims over an area claimed before 1991 who follows proper procedures to comply with the new 1991 system, however, is permitted to continue to explore the area claimed.

Following implementation of the new system in 1991, there was a period of transition during which pre-1991 provisional permits and mining concessions could be brought into compliance with the new grid coordinate system by following certain specified procedures. Some conflicts developed regarding recognizing new mining concessions, identifying the exact location of old mining claims and placing old mining claims into the established UTM Coordinates, which slowed down the period of transition. To address such conflicts, the Mining Properties Mapping Law was enacted in May 1996. The Mining Properties Mapping Law established a new mapping system to identify the land area of mining claims and to set forth a procedure to resolve such conflicts and to recognize the rights held by holders of mining concessions and provisional permits claimed from colonial times until 1991. Under this law, to establish mining concessions claimed from colonial times to 1991, the MEM publishes provisional UTM Coordinates with respect to such mining concessions in El Peruano, or El Peruano, the official gazette of Peru, and requests that any objections to such provisional UTM Coordinates be made to the MEM within 90 days of such publication. A similar procedure has been established for provisional permits claimed from colonial times to 1991; however, an owner of such provisional permit must establish the area subject to such provisional permit in UTM Coordinates and, once such land area is established, MEM publishes such provisional UTM Coordinates in El Peruano, requesting that any objections to such provisional permit be made to the MEM within 120 days of such publication and before the granting of the mining concession. Mining concessions applied for after 1991 under the UTM Coordinates system have been placed into the new mapping system and do not have to follow the procedure described above.

Mining concessions have an indefinite term, subject to payment of (a) an annual concession fee of US$3 per hectare claimed and (b) an annual fine if a minimum annual production of US$100 per hectare is not achieved before the expiration of the sixth year, counted from the year in which the title of the concession is granted, of US$6 per hectare will be payable starting in the seventh year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved; and if the failure to comply with the minimum annual production continues after the eleventh year following the year in which the title of the concession was granted, the penalty will increase to US$20 per hectare starting in the twelfth year counted since the year in which the title of the concession was granted. The fine may be avoided, however, by demonstrating investments in the mining rights during the previous year of amounts more than ten times greater than the fine to be paid. In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit, or Unidad Económica Administrativa, provided the mining rights are all within a radius of five kilometers. If, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant. No other payments or royalties are required by the Peruvian government for us to maintain mining and exploration property rights in full force and effect. As of 2002, the annual concession fee and the annual fine will be calculated pursuant to the provisions of the General Mining Law and of Supreme Decree No. 010-2002-EM, effective since March 10, 2002. We paid approximately US$2.1 million, US$2.5 million and US$2.7 million in fees for mining rights for the years ended December 31, 2003, 2004 and 2005, respectively, approximately US$5,646, US$6,327 and US$6,475 fees for processing concessions, respectively, and are current in the payment of all amounts due in respect of our mining rights and processing concessions.

As of May 29, 2006, we own and administer, directly and indirectly, through subsidiaries or in conjunction with joint venture partners, approximately 819,394 hectares devoted to mineral exploration and mining operations. Mining rights related to the current operations are provisional permits or mining concessions. Almost all of the mining rights related to the current operations already are provisional permits or mining concessions. The mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business. The principal mining rights and processing concessions are (i) with respect to our mines, new applications filed for provisional permits and mining concessions at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite and Shila-Paula; and (ii) with respect to our current exploration projects, new applications filed for mining concessions, the provisional permits and the mining concessions at the Tantahuatay project, the Ayacucho project, the Totoral project and the Huancavelica project. The principal processing concessions are the processing concessions of the concentrators at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite and Shila-Paula.

Both mining concessions and provisional permits claimed before 1991 conferred on their holders the right to explore mine underground ore reserves, and it is often the case that the titleholders of these mining rights are not the owners of the land surface. Since October 1996, pursuant to Peruvian regulations, all operators of new mining areas in Peru are required to have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes pursuant to General Mining Law, Article 7 of Law No. 26505, as amended by Law No. 26570 and the regulations to such Article 7 contained in Supreme Decree 017-96-AG, as amended by Supreme Decree No. 015-2003-AG. We have been actively pursuing the acquisition of the land surface or obtaining easements relating to land positions containing prospective geological exploration target sites, deposits that can be exploited in the future or areas that would be considered for plant or facility sites.

On December 19, 1998, Special Law No. 27015, the Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas, was released. Law No. 27015 was amended by Law No. 27560, effective as of November 25, 2001 (Law No. 27015 as amended by Law No. 27560, the Urban Mining Concessions Law). Regulations pursuant to the Urban Mining Concessions Law were set forth in Supreme Decree No. 007-99-EM published on March 22, 1999, which was abrogated and replaced by Supreme Decree No. 008-2002-EM, effective since February 22, 2002, or the Regulations. Under the Urban Mining Concessions Law, metallic or non-metallic mining concessions will be granted in areas that have been or are designated as urban areas by municipal ordinances issued by the Provincial Municipality pursuant to the procedures set forth in the Regulations for the Territorial Conditioning, Urban Development and Environment approved by Supreme Decree No. 007-85-VC, unless the grant of such title or concession is expressly authorized by a special law. This Supreme Decree was abrogated by Article 2 of Supreme Decree No. 027-2003-Vivienda, published on October 6, 2003. Article 1 of the same Supreme Decree approved the new Regulations for the Territorial Conditioning, Urban Development and Environment currently in effect.

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

In order to begin exploration activities, holders of mining concessions in urban areas or urban expansion areas must comply with the provisions of the Environmental Regulations for Mining Exploration Activities set forth in Supreme Decree No. 038-98-EM. To begin exploration activities, holders of mining concessions in urban areas or urban expansion areas must comply with the Regulations of Title Fifteenth of the General Mining Law, Regulations for Environmental Protection of the Mining and Metallurgical Activities set forth in Supreme Decree No. 016-93-EM, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, as well as with the provisions contained in the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM published on July 26, 2001, as amended by Supreme Decree No. 018-2003-EM effective May 31, 2003 and Supreme Decree No. 046-2005-EM, effective as of October 30, 2005. Failure to comply with the provisions of the Regulations may be punished with a fine or by the temporary suspension of mining activities. If the failure continues, the mining concession may be revoked.

Law No. 27474 became effective on June 7, 2001, and replaced Law No. 25763, the purpose of which was to ensure that mining, power and hydrocarbons obligations be audited by auditing companies duly registered with the MEM. Pursuant to Law No. 27474 and its Regulations approved by Supreme Decree No. 049-2001-EM, as amended by Supreme Decree No. 018-2003-EM and Supreme Decree No. 058-2005-EM, effective as of December 4, 2005, the MEM is now in charge of auditing the fulfillment of the obligations contained in the General Mining Law and its Regulations, including technical, economic, financing and administrative obligations, as well as safety and environmental obligations. The MEM may perform audits either with its own personnel or through individuals or companies registered with the MEM to provide external audit services.

Environmental Matters

On September 8, 1990, a new regime of environmental laws, codified in Legislative Decree 613, was enacted in Peru. On June 2, 1992, new environmental laws, codified in Title 15 of the General Mining Law, relating to the mining industry were enacted. These laws and the related regulations significantly increased the level of environmental regulation previously in effect in Peru and established standards as well as guidelines with respect to particulate emissions in air, water quality, exploration, tailings and water discharges, among other requirements. As of 1998, environmental quality standards enforceable for all economic activities have to be in line with the provisions set forth by Supreme Decree No. 044-98-PCM. In 2005, the General Environmental Law (Law No. 28611) was passed, which incorporated a number of environmental management guidelines relating mainly to emissions standards.

The MEM monitors environmental compliance and sets specific environmental standards. In particular, the MEM has established standards for emissions or discharges of liquid and gas effluents. The MEM also approves the environmental impact assessments and programs for environmental control.

The MEM has issued regulations that establish maximum permissible levels of emissions of liquid effluents approved by Ministerial Resolution No. 011/96-EM/VMM. Generally, holders of mining rights and processing plants that were in operation prior to May 2, 1993 have a maximum of 10 years to comply with the maximum permissible levels; in the meantime, they must prepare their Programas de Adecuación y Manejo Ambiental (Environmental Adaptation and Management Schedules, or PAMAs) to comply with more stringent maximum permissible levels. Under Peruvian environmental regulations that were passed in 1993, a company that initiated operations prior to May 2, 1993, as is the case for us and most of our affiliated companies, was required to file with the Peruvian government an Evaluación Ambiental Preliminar (Preliminary Environmental Evaluation, or EVAP) for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up filing of a PAMA to detail explanations of how such companies will comply with these less stringent maximum permissible levels for liquid effluents and other environmental problems. Companies must correct the pollution problems relating to their mining activities within five years and relating to their processing plants within five or ten years, depending on the type of processing plant. These companies must allocate no less than one percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs. Mining and plant processing activities that began after May 2, 1993 or had at that time a specific environmental program will be required to file and obtain approval for an Environmental Impact Study, or EIS, before being authorized to operate. Mining and plant processing activities that began after May 2, 1993 are required to comply with the more stringent maximum permissible levels for liquid effluents from the initiation of their operations. Exploration activities, classified as either initial, intermediate and advanced, are also subject to heightened compliance requirements. Unlike initial exploration projects, which do not require MEM approval, intermediate exploration projects must submit a Sworn Declaration, or SD, after which the MEM has 20 calendar days to raise objections to such SD. If no objection is raised, the SD will be deemed approved. Furthermore, advanced exploration projects are required to submit an Environmental Assessment, or EA, which incorporates technical, environmental and social matters. If objections are not raised by the MEM to the EA, such EA is deemed approved. Commitments assumed by the mining company in the SDs and EAs are obligatory for such mining companies and enforceable by the MEM.

Many of our mining rights and processing plants were in operation prior to May 2, 1993, and we are in substantial compliance with the interim maximum permissible levels. EVAPs for Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Shila were all accepted between August and September 1995. The EISs for Huallanca and Paula were approved in 1998 and February 2001, respectively. Between November 2002 and April 2003, the MEM approved and verified the PAMAs for all these entities, issuing an approving resolution for each respective mining unit.

The EAs for the La Zanja, Los Pircos, Tantahuatay and Samana exploration projects were approved in July 2001, August 2001, December 2000 and December 2001 respectively. EAs for Hatun Orcco, Ccarhuarazo, Salpo and Poracota were all accepted in 2003. The SDs for the Anamaray, Cofradia, El Milagro, Sican, Shilacocha and Trapiche projects and the EAs for the Esperanza, Hatun Orco, Layo, La Zanja, Mallay, Minasnioc, Pampa Andino, Pircos, Pozo Rico, Soras, Tantahuatay and Poracota projects were approved in 2005 and early 2006.

In October 2001, Consorcio Energético de Huancavelica S.A., or Conenhua, completed the construction of two transmission lines, one between Trujillo and Cajamarca and the other between Cajamarca Norte and La Pajuela, and of a substation in Cajamarca Norte, in order to provide electricity to Yanacocha and the city of Cajamarca. The final concessions for the two transmission lines were granted by Supreme Resolution No. 165-2001-EM in October 2001.

In 2001, we submitted an EIS for a transmission line from Ares to Huancarama, which will connect Orcopampa with the national electricity grid. Orcopampa was connected to the Peruvian national electricity grid on September 12, 2002 and Minera Shila S.A.C. was connected on April 9, 2003.

Except as described above, there are no material legal or administrative proceedings pending against us with respect to any environmental matters.

Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), was published on October 14, 2003, establishing the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or Closure Plans, and the granting of environmental guarantees to secure compliance with Closure Plans. Pursuant to Law No. 28090, as amended by Law No. 28507, published on May 8, 2005 and the Mine Closure Regulations approved by Supreme Decree 033-2005-EM, published on August 15, 2005, we are required to (i) submit a Closure Plan for "New Projects" to the MEM within one year following approval of the EIS or PAMA, or in the case of "Existing Projects", one year after August 15, 2005; (ii) submit a modification to the Closure Plan to the MEM within nine months after August 15, 2005; (iii) inform the MEM semi-annually of any progress on the conditions established in the Closure Plan; (iv) perform the Closure Plan consistent with the schedule approved by the MEM during the life of the concession; and (v) grant an environmental guarantee that covers the estimated amount of the Closure Plan. The guarantee may be in cash, trusts, and any other guarantee contemplated in the Banking Law. On November 24, 2003, Ministerial Resolution No. 627-2003-MEM/DM was published to create the Registro de Entidades Autorizadas a Elaborar Planes de Cierre de Mina y de Plantas de Beneficio (Registry for Authorized Entities to Elaborate the Closing of Mines and the Beneficial Plants). Only the entities recorded in such registry are allowed to prepare the Plan. The Mine Closure By-Law, Supreme Decree No. 033-2005-EM, passed on August 15, 2005, deals with the effects on health, safety, property and the environment at the end of the productive life of mining-related facilities.

Law No. 28271, Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Mining Liabilities of the Mining Activities), became effective on July 7, 2004 to regulate the identification of liabilities in mining activity and financial responsibility for remediation, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. Pursuant to Law No. 28271, as amended by Law No. 28526, published on May 25, 2005 and the Mining Environmental Liabilities Regulations approved by Supreme Decree 059-2005-EM, published on December 8, 2005, the technical office of the MEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan within one year of their identification and notification as holders of inactive mining concessions with environmental mining liabilities. The Peruvian government will only assume the environmental mining liabilities of unidentified holders. In addition, holders will enter into environmental remediation agreements with the MEM, acting through the Environmental General Department, to perform any studies and work necessary to control and mitigate the risk and effects of any contamination, which will be financed by the Fondo Nacional del Ambiente - FONAM. A Closure Plan must be executed within three years of its approval by the Environmental General Department, although the Environmental General Department has the authority to establish an additional two-year term for those cases with extreme environmental mining liabilities.

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our operations, and we would be required to make significant additional capital expenditures in the future. Although we believe that we are substantially in compliance with all applicable environmental regulations of which we are now aware, there is no assurance that future legislation or regulatory developments will not have an adverse effect on our business or results of operations.

Permits

We believe that our mines and facilities have all necessary material permits. All future exploration projects will require a variety of permits. Although we believe the permits for these projects can be obtained in a timely fashion, permitting procedures are complex, time-consuming and subject to potential regulatory delay. We cannot predict whether we will be able to renew our existing permits or whether material changes in existing permitting conditions will be imposed. Non-renewal of existing permits or the imposition of additional conditions could have a material adverse effect on our financial condition or results of operations.

Insurance

We maintain a comprehensive insurance program designed to address the specific risks associated with our operations, in addition to covering the normal insured risks encountered by major mining companies. Our insurance program is provided through the local Peruvian insurance market and includes employers' liability, comprehensive third party general liability, comprehensive automobile liability, all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment.

Mining Royalties

Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, establishes that private companies must pay compensation to the Peruvian government for the economic use of natural resources. Law No. 28258, published on June 24, 2004 and amended by Law No. 29323, created a mining royalty (regalia minera) that holders of mining concessions must pay on a monthly basis to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalty, which is the compensation referred to in Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, is not considered a tax. However, it will be included in the scope of the Mining Law Stabilization Agreements and mining companies that are taxpayers and are party to such Stabilization Agreements will not have to pay this compensation or royalty during the life of their Stabilization Agreements. Although we are not party to a Stabilization Agreement, Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Operating Results".

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

Organizational Structure

As of May 29, 2006, we conducted our mining operations directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía de Minas Buenaventura S.A.A.
Corporate Structure

Cía. de Minas BUENAVENTURA S.A.A.
100.00%
100.00%
Buenaventura Ingenieros
99.99%
Contacto Corredores de Seguros
Cía. Minera Condesa
55.17%
Cedimin
40.00%
Minas Conga
40.00%
Chaupiloma
Minera Yanacocha
43.65%
Cía. de Minas Buenaventura
7.68%
Minas Conga
20.00%
Conenhua
0.01%
78.04%
Inminsur
18.50%
Cerro Verde
44.83%
Cedimin
45.90%
Coshuro
61.42%
Colquijirca
51.06%
2.93%
Minera El Brocal
99.99%
Minera Colquirumi
100.00%
Metalúrgica Los Volcanes
99.99%
Conenhua
40.09%
Minera Coimolache
20.00%
Chaupiloma
10.00%
Ferrovias
53.06%
La Zanja
60.00%
Minasnioc
75.00%
Minas Poracota

46

Compañía Minera Condesa S.A.

Condesa, wholly owned by us, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and Conenhua. See "-Business Overview-Exploration". As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine and through its investment in Cedimin receives return dividend revenues. See "-S.M.R.L. Chaupiloma Dos de Cajamarca" below. Condesa also holds a 7.68 percent interest in us.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.

Cedimin, wholly owned by us, is a mining and facilities holding company. At December 31, 2005, Cedimin held a 40 percent participation in Minas Conga, and a 40 percent interest in Chaupiloma. See "-The Company-History and Development" and "-S.M.R.L. Chaupiloma Dos de Cajamarca" below. See "-The Company-History and Development" for a description of the legal proceedings in the Peruvian courts concerning the ownership of certain shares of Cedimin originally held by BRGM. Through its direct ownership in Chaupiloma, Cedimin receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest.

As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin. As a result of the merger, our interest in Cedimin increased from 0.0009 percent before the merger to 44.83 percent after the merger, and Condesa's interest in Cedimin decreased from 99.9991 percent before the merger to 55.17 percent after the merger. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C., or Mineras Aureas, which had a 49 percent interest in Minera Paula 49 S.A.C., or Minera Paula. As a result of this acquisition, Minera Paula became wholly owned by us. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities.

S.M.R.L. Chaupiloma Dos de Cajamarca

Chaupiloma is a Peruvian limited liability company that holds all of the mining rights for the areas mined by Yanacocha and Minas Conga. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. We, Cedimin and Newmont Peru own a 20 percent interest, a 40 percent interest and a 40 percent interest, respectively, in Chaupiloma. We own, directly and indirectly, through our interest in Cedimin, a 60 percent interest in Chaupiloma.

Consorcio Energético Huancavelica S.A.

Conenhua is an electrical transmission company that provides a significant portion of our electrical needs through its transmission facilities. We own 100 percent of Conenhua and manage its operations. Conenhua obtained the concession for power transmission in the Huancavelica area in 1983, enabling us to buy energy from Electro Perú and to transmit electric power to our mining facilities through our own facilities. The provinces of Huancavelica, Angaraes, Acobamba and Castrovirreyna are now connected to the system. Conenhua also provides electric power to other mining companies in the area. In 2005, Conenhua sold 17.5 million kilowatt hours, or kWh, in Huancavelica. Revenues generated by Conenhua benefit us in the form of operational costs savings at the rate of US$0.11 per kWh regarding thermoelectric generation costs. Conenhua has become the operator of Paragsha II-Ucchuchacua, the power line which provides electricity to the Ucchuchacua mine and two other mines and, in 2005, Conenhua provided 118.8 million kWh to those mines. Conenhua also operates the Callalli-Ares power line, which in 2005 provided 46.8 million kWh to the Orcopampa and Shila-Paula mines. In addition, Conhehua provides Inminsur with electricity, including electrical power service and maintenance and, in 2005, Conenhua provided 15.3 million kWh to Inminsur. In 2005, Conenhua provided 330.6 million kWh to Yanacocha. Conenhua's revenues in 2005 amounted to US$11.5 million.

Buenaventura Ingenieros S.A.

Buenaventura Ingenieros S.A., or BISA, one of our wholly owned subsidiaries, has provided mining sector geological, engineering, design and construction consulting services for over 23 years. During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions. In 1995, BISA created an environmental services group. BISA owns a 99.99 percent interest in Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates. In 2003, 2004 and 2005, BISA participated in 170, 194 and 181 projects, respectively, for domestic and international mining industry customers in Latin America, including the preparation of Environmental Impact Studies and Environmental Adaptation Programs. In 2005, BISA's revenues amounted to US$6.2 million.

Sociedad Minera Coshuro S.A.

Coshuro, which began operations in December 1995, was created jointly by us and Newmont Peru to conduct gold mining exploration in the Yanacocha volcanic belt. Coshuro was 35 percent owned by us until December 20, 2000, on which date Newmont Peru transferred 10.9 percent of its interest in the Coshuro to us. On August 13, 2002, Sociedad Minera Coshuro S.A. authorized the separation and transfer to us of all of the mining concessions granted to Coshuro pursuant to the Separation Agreement dated September 25, 2000. The mining concessions were transferred to Minera La Zanja S.R.L., or Minera La Zanja, incorporated in July 2004, in which we held a 35 percent interest. After July 2004, Minera La Zanja conducted a capital increase whereby our interest in Minera La Zanja increased to 53.06 percent. As a result, we currently hold a 45.9 percent interest in Coshuro.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

The Colquijirca mine is wholly owned by El Brocal. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. At December 31, 2002, we held a 59.02 percent interest in Inversions Colquijirca and a 32.83 percent interest in El Brocal's mining properties. Other unrelated mining investors hold the balance of the share capital of Inversiones Colquijirca. In January 2003, El Brocal conducted a US$1.0 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit's copper resources. We participated in this capital share increase by exercising our and Teck Cominco's interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. As a result, our interest in Inversiones Colquijirca increased from 59.02 percent to 59.90 percent. In August 2005, we purchased additional shares of Investiones Colquijirca, increasing our interest from 59.90 percent to 61.42 percent.

Ferrovías Central Andino S.A.

We hold 10 percent of Ferrovías Central Andino S.A., or Ferrovías, a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000. Among the other companies holding interests in the share capital of Ferrovías are Railroad Development Corporation, Cemento Andino S.A., Commonwealth Development Corporation and others. Ferrovías will provide transportation for concentrates from El Brocal's mining operations at a lower cost.

Sociedad Minera Cerro Verde S.A.A.

We hold a 18.5 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. The Peruvian government previously owned and operated the mine. In November 1993, the Cerro Verde operation was privatized. Cyprus Amax (now Phelps Dodge Corporation, or Phelps Dodge) bought 91.7 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.3 percent of the shares of Cerro Verde. Cyprus Amax paid US$35.44 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the construction of the facilities. In 2002, Cerro Verde obtained ISO 14001 certification. Phelps Dodge is currently the operator and senior partner of Cerro Verde. In 2005, the mine produced 93,252 metric tons of copper cathodes, compared to 88,502 metric tons produced in 2004. It is estimated that Cerro Verde contains over 7.1 million metric tons of recoverable copper and over 20,000 hectares of mining concessions in its mining district.

On June 1, 2005, Cerro Verde completed a capital increase. As a result of the capital increase, Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation acquired a 21 percent equity interest in Cerro Verde. In addition, we increased our equity interest in Cerro Verde from 9.17 percent to 18.21 percent. The remaining minority shareholders own 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Cerro Verde received US$441.8 million in cash and Phelps Dodge's interest in Cerro Verde was reduced to 53.6 percent from 82.5 percent. Phelps Dodge continues to maintain a majority interest in Cerro Verde. Since June 1, 2005, we have purchased additional common shares in Cerro Verde on the Lima Stock Exchange, increasing our interest to 18.5 percent.

In February 2005, the board of directors of Cerro Verde approved an approximate US$850 million expansion and financing of the Cerro Verde mine. On September 30, 2005, Cerro Verde obtained in connection with such financing, debt-financing facilities in an overall amount of US$450 million, subject to certain conditions precedent. The cash invested by us and Sumitomo Metal Mining Co. and Ltd. and Sumitomo Corporation in connection with the capital increase financed approximately US$300 million of the expansion for the year ended December 31, 2005. The current copper production at Cerro Verde is approximately 100,000 tons per year of copper cathode. After completion of the expansion copper production is expected to increase to approximately 300,000 tons per year.

YANACOCHA

Overview

Founded in Peru in 1992, Yanacocha is the largest gold producer in Latin America. Yanacocha produced 3,333,088 ounces of gold in 2005, its twelfth full year of operations. Yanacocha's operations are located in the Andes mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and north of the City of Cajamarca at an altitude of 4,000 meters above sea level. As of December 31, 2005, Yanacocha's proven and probable reserves (excluding Minas Conga's proven and probable reserves) were estimated to be 20.78 million ounces of gold representing a 11.57 percent decrease over Yanacocha's proven and probable reserves, which were estimated to be 23.5 million ounces of gold as of December 31, 2004. The decrease in reserves of gold was mainly due to a mining depletion of 4.74 million ounces and a reserve revision of 0.89 million ounces of gold reserves, partially offset by an increase of 2.86 million ounces of gold reserves due to an increase in the price of gold and updated grade in recovery models. As of December 31, 2005, Minas Conga's proven and probable reserves were estimated to be 11.8 million ounces of gold and 3.2 billion pounds of copper, representing a 35.4 percent increase from estimated 2004 gold reserves. The increase in reserves of gold and copper was due to additional drilling in 2005, along with an increase in the base price for proven and probable gold and copper reserve estimates and decreased processing cost estimates at both Perol and Chailhuagon. As of December 31, 2005, Yanacocha's total proven and probable reserves (including Minas Conga) were estimated to be 32.6 million ounces of gold, representing a 0.9 percent increase over Yanacocha's total proven and probable reserves, which were estimated to be 32.3 million ounces of gold as of December 31, 2004. Yanacocha's total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2005.

The Commission terms a subset of global resources as NRM. Proven and probable reserves are based on extensive drilling, sampling, mine modeling and metallurgical testing from which economic feasibility has been determined. Under the Management Contract (as defined below), Newmont Peru, in conjunction with Yanacocha, calculates Yanacocha's reserves by methods generally applied within the mining industry and in accordance with existing regulations. Reserves represent estimated quantities of proven and probable ore that, under present and anticipated conditions, may be economically mined and processed. As of December 31, 2005, Yanacocha's gold NRM was 8.59 million ounces, representing a 45.6 percent increase from Yanacocha's gold NRM of 5.9 million ounces as of December 31, 2004. Newmont Peru has not quoted silver reserves at Yanacocha for the last year due to recovery issues. In 2005, NRM was calculated at US$425 per ounce of gold and US$1.10 per pound of copper, compared to US$375 per ounce of gold and US$1.00 per pound of copper in 2004.

Yanacocha's exploration activities encompass 262,792 hectares covered by 409 mining concessions. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 110,560 hectares to Yanacocha, covered by 182 mining concessions and seven provisional permits. Although Chaupiloma has not assigned the mining rights to the remaining hectares to Yanacocha, Chaupiloma permits Yanacocha to explore these hectares. Of the 182 mining concessions assigned to Yanacocha, approximately 18 are currently used in mining operations and the remaining mining concessions are being explored by Yanacocha. See "-Mining and Processing Concessions". Yanacocha has acquired all surface rights with respect to 13,401 hectares of surface land covering its Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit. In addition, Yanacocha has acquired 4,618 hectares of surface rights with respect to the Minas Conga deposit, 2,975 hectares for the Solitario-San Cirilo and Lagunas prospects, and 337 hectares for future land swaps, making a total of 21,331 hectares acquired to December 2005.

In 1994, its first full year of production, Yanacocha produced 304,552 ounces of gold. In 2001, Yanacocha produced 1,902,489 ounces of gold, 2,285,584 ounces in 2002, 2,851,143 ounces in 2003, 3,017,303 ounces in 2004 and 3,333,088 ounces in 2005. Yanacocha expects production to decrease by 22 percent percent from the 2005 production level to 2,600,000 ounces in 2006. Yanacocha believes that it was one of the world's lowest cash cost gold producers in 2005, with a cash cost per ounce of gold sold of US$150. Yanacocha's cash cost per ounce of gold sold was US$146 in 2004, US$129 in 2003, US$134 in 2002 and US$123 in 2001.

Yanacocha expects production of silver to decrease 14 percent from the 2005 production level to 3.7 million ounces in 2006. Yanacocha reduces the cash cost of gold with sales of silver, which is considered a by-product. Silver production was 24,467 ounces in 1993, Yanacocha's first full year of production, 1,466,172 ounces in 2001, 1,921,670 ounces in 2002, 3,035,275 ounces in 2003, 3,479,436 ounces in 2004 and 4,342,292 ounces in 2005.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by us through our 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru. See "-Management of Yanacocha-General Manager/Management Agreement". Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 2000. In 2001, Yanacocha paid an aggregate amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregate amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits. In 2003, Yanacocha paid an aggregate amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits. In 2004, Yanacocha paid an aggregate amount of US$280 million in dividends in respect of 2003 earnings and completed all investments under its reinvestment program from 2000-2004. See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-57 and "Item 5. Operating and Financial Review and Prospects-Yanacocha-Operating Results". In 2005, Yanacocha paid an aggregate amount of US$180 million in dividends in respect of 2004 earnings. Undistributed earnings associated with the reinvestment program are presented as restricted earnings as of December 31, 2003, 2004 and 2005.

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

Capital Expenditures

Yanacocha's capital expenditures from its formation in 1992 through 2005 have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha's capital expenditures from its formation through December 31, 2005 totaled approximately US$1,870.2 million, including capital expenditures of US$194.2 million in 2003, US$237.2 million in 2004 and US$230.1 million in 2005. Capital expenditures in 2005 included an investment of US$73 million for mine and leach pad construction, US$12 million for environmental site and regional water management projects, US$30 million for mining equipment, US$17 million for the Minas Conga project and US$98 million related to other ongoing expansions. Capital expenditures in 2004 included an investment of US$93.5 million for mine and leach pad construction, US$20.4 million for environmental site and regional water management projects, US$36.8 million for mining equipment and US$86.5 million for work related to other ongoing expansions. Capital expenditures in 2003 included an investment of US$93.2 million for mine and leach pad construction, US$24.4 million for environmental site and regional water management projects, US$30.3 million for mining equipment and US$46.3 million for work related to other ongoing expansions. See "-The Company-History and Development".

Yanacocha anticipates that its capital expenditures for 2006 will be approximately US$327 million, which Yanacocha plans to use primarily in the completion of the leach pad expansion at Carachugo (Stage 10) and La Quinua (Stage 6), the continuation of the site-wide management plan to control sediment and chemicals, installation of a reverse osmosis plant for excess water treatment at Pampa Larga, continuation of the Yanacocha Mill project and Minas Conga project, development of the Chaquicocha deposit, construction of an alternate road (Kuntur Wasi) to the coast of Peru, and the acquisition of heavy mining equipment and miscellaneous mining equipment. The Yanacocha Gold Mill facility, or YGM, will provide a process alternative to exploit high grade oxide ore and sulfide ores which are not amenable to heap leaching through a grinding circuit classification, followed by pre-leach thickening, a 24-hour leaching process, and countercurrent decantation. Since YGM will be located within the current Minera Yanacocha operating area, it will maximize utilization of existing infrastructure at La Quinua. Minas Conga currently consists of two gold-copper porphyry deposits located northeast of Minera Yanacocha's operating area in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated to reserves in 2004, reported 11.8 million ounces of gold reserves and 3.2 billion pounds of copper reserves in 2005.

Yanacocha expects that it will meet its working capital, capital expenditure and exploration requirements for the next several years from internally-generated funds, cash on hand and financing from banks and financial institutions. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and construction requirements, or that external funding will be available for such purposes on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Exploration Costs; Capital Expenditures".

Description of Yanacocha's Operations

As of December 31, 2005, Yanacocha's business operations consisted of five separate open-pit mines located at Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua, of which only two, Cerro Yanacocha and La Quinua, are currently in operation. The Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining areas began operations in August 1993, October 1994, January 1996, the last quarter of 1997 and October 2001, respectively. The La Quinua mining operation includes the smaller Cerro Negro deposit, which commenced mining operations in 2004 and ceased operations in 2005. The Maqui Maqui and San Jose open-pit mines temporarily ceased mining operations in 2000 and 2002, respectively. However, Maqui Maqui has reported new reserves and San José has increased reserves as a result of an increase in the base price for proven and probable reserve estimates, from US$350 in 2004 to US$400 in 2005.

Leach pads are located at Carachugo (410 million ton-capacity), Maqui Maqui (60 million ton-capacity), Cerro Yanacocha (460 million ton-capacity) and La Quinua (400 million ton-capacity). Each of these leach pads includes two leach solution storage ponds and a storm water pond located at the base of each leach pad. The Cerro Yanacocha site has two extra solution ponds attached to Stage 6 as well as a raw water pond to store excess solution during the wet season. La Quinua has an additional solution pond attached to Stage 4.

Yanacocha has three processing facilities, which are located at Pampa Larga, Yanacocha Norte and La Quinua. The processing facilities can be used to process solution from any of the leach pads through a network of solution pumping facilities located near the solution storage ponds. The Pampa Larga facility includes Merrill Crowe and carbon column gold recovery plants and two conventional chlor-alkali water plants to allow treatment of excess process solution during the rainy season. The Pampa Larga facility also includes the original gold smelter, which is kept for emergency standby purposes only. The Yanacocha Norte facility includes Merrill Crowe and carbon column gold recovery plants, a conventional chlor-alkali water plant and a reverse osmosis water plant to allow treatment of excess process solution during the rainy season. This facility also contains primary smelting and mercury retorting operations and an acid water treatment plant to allow neutralization of acid waters emanating from its mining operation and waste dumps prior to release into the environment. In addition, a slaking plant to provide lime for ensuring an alkaline pH on the pads and for water treatment purposes is located in close proximity to the facility. The La Quinua facility includes a carbon column gold recovery plant, an acid water treatment plant to allow neutralization of acid waters emanating from its mining operations and waste dumps prior to release into the environment, and a slaking plant to provide lime for ensuring an alkaline pH on the pads and for water treatment purposes.

Mining consists of a sequence of drilling, blasting, loading and hauling. Ore containing gold is transported from each mine to the nearest active leach pad while waste is taken to specially designed storage facilities. Unlike Yanacocha's other mines, the ore in the La Quinua mine contains clays and fine grain material which can inhibit the heap leaching process if not handled properly. Initially, the La Quinua mine utilized an ore crushing and agglomeration process to improve the permeability of the ore prior to stacking ore on the leach pad. In May 2004, this process was replaced with a more inexpensive method whereby the ore is re-excavated using hydraulic shovels to a depth of four meters to improve permeability. Improved ore control to ensure proper blending of fine and coarse grained ore is an integral part of this process.

Ore is leached by introducing dilute solutions of cyanide through an irrigation system placed on top of the ore. This solution percolates through the ore, dissolving everything other than gold and silver, and results in a pregnant solution which drains to solution storage ponds to be transferred to the nearest recovery facility. Carbon column gold recovery plants treat low grade solutions prior to their delivery to the Merrill Crowe plants. Solution from the carbon column gold recovery plants or high grade solutions from the leach pads are sent to the Merrill Crowe plants for gold extraction by a zinc precipitation process. The resulting gold concentrate is then smelted, producing doré bars currently assaying approximately 52 percent gold and 45 percent silver. The doré bars are transported from the processing plant by an outside security firm and refined outside of Peru. See "-Transportation and Refining". The solution from which the gold is removed (barren solution) is recycled to the leach pads for further heap-leaching after having been reconstituted with cyanide. The leaching process is generally a closed system. However, during periods of high rainfall, excess water must be treated at the facilities located at Yanacocha Norte and Pampa Larga, which have been designed to meet or exceed standards for drinking water and for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See "-Regulation, Permitting and Environmental Matters".

Electric power for Yanacocha's operations is currently provided by a local power company. Yanacocha also relies on its own twenty diesel generators which have an aggregate power generation capacity of 16,000 kilowatts, or kw. In addition, Yanacocha has been connected to the Peruvian national electricity grid since the end of 1997. Yanacocha currently receives its supply of electric power through a 220 kilovolt, or kV, power line originating in Trujillo, which is owned by Buenaventura and has the capacity to provide up to 150 megawatts, or MW, to Yanacocha (although current contracted demand is limited to 42MW). In addition, a 60 kV power line routed through Cajamarca permits Yanacocha to receive up to 15 MW. This power line is used only in emergencies. See "Item 5. Operating and Financial Review and Prospects".

Water for Yanacocha's operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes treatment at the treatment facilities described above. Set forth below are certain unaudited operating data for the years shown for each of Yanacocha's mining operations that were then in operation:

	2001	2002	2003	2004	2005
Mining Operations:
Ore mined (dry short tons):
Cerro Yanacocha	53,831,585	97,660,028	78,201,929	73,551,712	64,582,674
Carachugo	23,321,305	5,301,915	101,150	-	-
Maqui Maqui	-	-	-	-	-
La Quinua	4,066,142	45,779,942	68,555,909	63,714,676	80,889,028
San José	3,519,248	114,089	-	-	-
Total ore mined (dry short tons)	84,738,280	148,855,974	146,858,989	137,266,389	145,471,702
Average gold grade of ore mined
(oz./dry short ton)
Cerro Yanacocha	0.029	0.021	0.024	0.022	0.034
Carachugo	0.033	0.019	0.014	-	-
Maqui Maqui	-	-	-	-	-
San José	0.037	0.024	-	-	-
La Quinua	0.018	0.028	0.031	0.029	0.023
Total average gold grade of ore Mined (oz./dry short ton)	0.030	0.023	0.027	0.025	0.028

Gold Production (oz.):
Cerro Yanacocha	954,406	903,581	813,132	740,087	1,198,160
Carachugo	904,192	585,249	826,920	701,491	421,967
Maqui Maqui	37,974	30,998	64,335	45,612	38,631
San José	-	-	-	-	-
La Quinua	5,917	765,756	1,146,756	1,530,112	1,674,329
Total gold (oz.)	1,902,489	2,285,584	2,851,143		3,333,088

Exploration

Yanacocha's exploration activities encompass 262,792 hectares of land. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 110,560 hectares to Yanacocha, covered by 182 mining concessions and seven provisional permits. Although Chaupiloma has not assigned to Yanacocha the mining rights to the remaining hectares, Chaupiloma permits Yanacocha to explore these hectares. See "-Mining and Processing Concessions."

Exploration expenditures amounted to approximately US$12.8 million, US$35.2 million and US$32.9 million in 2003, 2004 and 2005, respectively. These expenditures have resulted in the identification of several deposits, which have been advanced to reserves and non-reserve mineralized material, including Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (which includes Cerro Negro), Cerro Quilish, Chaquicocha, El Tapado, Corimayo, Antonio, Quecher and Minas Conga. Exploration expenditures have also been used to identify deep sulfide mineralization beneath the oxide deposits at El Tapado, Corimayo, Antonio, Yanacocha and Chaquicocha. In 2006, exploration efforts will focus on metallurgical and infill drilling at Chaquicocha. A pilot plant-scale metallurgical test is planned for 2006-2007 to determine any NRM allocations. A first pass drilling test and follow up has been scheduled at several target sites, namely, San Cirilo, Mishacocha, Gentiles SE, and the western portion of the Yanacocha District (Exaltado target).

Yanacocha's exploration expenditures include all of the costs associated with exploration activities such as drilling, geological and metallurgical testing. Yanacocha prepares a budget for each year and allocates an amount for exploration activities. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities that may arise, Yanacocha does not allocate a specified budgeted amount by property or project. Rather, Yanacocha allocates a budgeted amount over the course of the year to each project based on Yanacocha's needs and its geologists' periodic evaluations of the progress of each project and its potential for mine construction.

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua and Chaquicocha gold deposit projects and the Minas Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings. For 2006, Yanacocha's estimated expenditures are US$19.2 million for exploration, which will be expensed, and an additional US$4.9 million for delineation activities for ore bodies that are currently classified as reserves that will be capitalized. This budgeted amount will be expended mainly on the Chaquicocha, Cerro Yanacocha, La Quinua, and Minas Conga deposits along with an extensive exploration program in Yanacocha's properties.

In 2001 and 2002, activities resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone. At the end of 2003, Corimayo contained 3.0 million ounces of reserve and 0.5 million ounces of non-reserve (oxide) material, and Antonio and Quecher contained 0.11 million and 0.04 million ounces of reserves, respectively. In 2004, exploration efforts focused on the exploration of near-surface oxide deposits at Cerro Quilish, including Cerro Negro, and Chaquicocha, and the expansion of the Antonio deposit and the Giuliana prospect, located north of the Yanacocha Norte pit. Exploration of gold-dominant sulfide mineralization continues beneath known oxide deposits at Yanacocha Sur, Chaquicocha, Tapado, Corimayo, Antonio and Maqui Maqui. In 2004, infill drilling at Minas Conga added 8.7 million ounces of gold and 2.23 billion pounds of copper from the Perol and Chailhuagon deposits. In 2005, additional infill drilling at Chaihuagon and Perol added 3.1 million ounces, and 0.99 billion pounds of copper reserves. At the Amaro deposit, 0.96 million ounces of gold were designated as NRM. Several early stage target sites were tested by drilling, including Gentiles at the Minas Conga deposit and San Cirilo at the Solitario deposit. At the Yanacocha District, a shallow oxide deposit, Marleny, has been discovered between Yanacocha Sur and the Carachugo deposit. Metallurgical tests are in progress at Marleny.

Transportation and Refining

The doré bars produced by Yanacocha are transported to refineries outside of Peru and, accordingly, Yanacocha has entered into pre-established transportation contracts. Yanacocha has engaged Hermes Transportes Blindados S.A., or Hermes, to service its local transportation requirements and has subcontracted its offshore transportation to an outside security firm, Securicor International Services USA Inc., or Securicor. Under the terms of Yanacocha's agreement with Hermes, the risk of loss with respect to the doré bars is assumed in its entirety by Hermes during the transportation of the doré bars from the mines to Jorge Chávez Airport in Lima. Thereafter, the responsibility for the doré bars shifts to Securicor until the bars are delivered to the designated refineries. The doré bars are melted, weighed and sampled in refineries abroad, which store the doré bars in strong-room vaults and assume responsibility there for the doré bars. Yanacocha pays a predetermined fee for the refining service. The final output from refineries is known as London Good Delivery gold and silver.

Sales of Gold

Yanacocha's gold sales are made through a monthly open-bidding process in which Yanacocha auctions its production, corresponding to the next four to five weeks. This bidding process is set up by Yanacocha with approximately 10 financial institutions and trading firms prior to each month. Yanacocha collects bids and confirms sales. The gold is typically sold on the date of departure from Jorge Chávez Airport in Lima. If a portion of gold remains unsold, it is sold four or five days later. Silver is sold on the spot market approximately once a month to creditworthy traders. The cash from such sales is received into a collection account in London against orders to the refineries for deliveries of the gold and silver to the purchasers.

Delivery is made once a week and payments are collected the day of confirmation. The payment price for the gold consists of either (i) the market price at the confirmation of the sale, or (ii) the average London PM Fixing price over the tendered period plus a small premium established pursuant to the bidding process. Since 1994, Yanacocha has consistently sold to five or six financial institutions and trading firms at each auction. Such buyers are market makers and active participants in precious metal markets.

Employees

At December 31, 2005, Yanacocha had 2,935 employees. Compensation received by Yanacocha's employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive eight percent of the annual pre-tax profits of their employers, or the Employee Profit Sharing Amount, four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by Yanacocha to the Fondo Nacional de Capacitación Laboral y Promoción del Empleo (FONDO EMPLEO), a public fund established to promote employment and employee training.

Pursuant to the Peruvian labor laws enacted in 1991, Yanacocha deposits funds for severance payments in a bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

Yanacocha's employees receive the benefit of one of three types of pension arrangements. All workers can choose to enroll in the system of the Oficina de Normalización Previsional (the Public Pension System, or ONP), in a privately-managed system of individual contribution pension funds or in the Administradoras de Fondo de Pensiones, or AFPs. Yanacocha is required to withhold 13 percent from the salary of each employee enrolled in the ONP system and pay such amount to the ONP system, and withhold between 11.5 percent and 12 percent from the salary of each employee enrolled in the AFP system and pay such amount to the respective AFP. Yanacocha has no liability for the performance of these pension plans. As of January 2006, these percentages increased to between 13.5 percent and 14 percent due to a two percent increase in the individual contribution pension fund regulated by law.

In addition, Yanacocha pays to ES SALUD (the social security agency) nine percent of its total payroll for general health services for all employees. Law No. 26790 also requires Yanacocha to provide private insurance representing an average payment equal to 1.48 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

Yanacocha has entered into arrangements with independent contractors who are responsible for the security services and staffing for several operational and administrative areas. At December 31, 2005, independent contractors employed 7,475 persons who worked at Yanacocha's operations. In 2004, Yanacocha entered into its first collective bargaining agreement with Workers' Union of Minera Yanacocha SRL, or the Union, which was created and registered before the Peruvian Labor Ministry on December 9, 2003. Because the Union had 667 members as of December 31, 2005, a minority of Yanacocha's employees, the collective bargaining agreement only applies to the Union's members and expires on February 28, 2007. Although the collective bargaining agreement has not yet expired, a small percentage of Union members engaged in a three-day strike in April 2006. The strike did not have any material impact on Yanacocha's operations; nevertheless there can be no assurance that Yanacocha will not experience other strikes or labor-related work stoppages that could have a material adverse effect on its operations or its operating results.

Since commencement of operations, Yanacocha's rate of turnover has been less than ten percent per year. Yanacocha has informed us that it considers its relations with its employees to be good.

Social Development

Since its formation,Yanacocha has been attentive to its relationship with the community in the fields of social relations and development.

During 2005, the External Affairs Management, an internal department within Yanacocha, through its Community Relations and Rural Development Departments, established social development programs that address 110 rural communities and the city of Cajamarca. To implement these programs, Yanacocha developed active relationships with domestic and foreign institutions and organizations, including the Ministry of Health, the Ministry of Education, the Ministry of Agriculture, the Ministry of Foreign Trade and Tourism, Cajamarca local governments, International Finance Corporation, CITE Koriwasi, Cooperative Housing Foundation, or CHF, Asociacion para el Desarrollo Rural de Cajamarca, or ASPADERUC, Asociacion para el Desarrollo Forestal, or ADEFOR, Camara Regional de Turismo, or CARETUR, FONDO EMPLEO, Antares, Asociacion para el Desarrollo Local, or ASODEL, Foncreagro, Cenfotur and Aprec, among others. In 2005, Yanacocha invested up to US$16.7 million in its social development programs.

In 2005, Yanacocha invested US$5.9 million in educational infrastructure at the Davey school and US$2.6 million for road improvements. In addition, Yanacocha invested US$7.4 million in development programs for rural areas, and made donations to Asociación Los Andes de Cajamarca to support small enterprises dedicated to handcraft, agriculture, industry, and tourism activities.

Since 1993, Yanacocha has invested nearly US$55 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs.

Security

Yanacocha has 55 security employees on its payroll and employs one expatriate and a security force of over 26 persons with respect to its mining operations, including six persons with respect to the processing plant, one person with respect to its headquarters in Lima and one person with respect to the road to the coast. No terrorist incidents have been recorded against Yanacocha's personnel or property at its mining operations or at its headquarters in Lima.

Mining and Processing Concessions

Yanacocha's exploration activities encompass 262,792 hectares covered by 409 mining concessions. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights relating to 110,560 hectares to Yanacocha, which are covered by 182 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years and expiring in 2012, 2014, 2015, 2018, 2021, 2024, 2025 and 2035, that are renewable at Yanacocha's request for an additional 20-year term. Chaupiloma has not yet assigned 505 hectares covered by seven mining concessions to Yanacocha, although Chaupiloma permits Yanacocha to explore these hectares. Approximately 22 percent of the mining concessions that have been assigned by Chaupiloma to Yanacocha were claimed prior to 1991. Chaupiloma is owned 40 percent by Newmont Peru and 60 percent by us directly and through our affiliate Cedimin.

Currently, 18 of the mining concessions assigned to Yanacocha are being utilized for mining operations. They are Chaupiloma Uno, Chaupiloma Dos, Chaupiloma Tres, Chaupiloma Cuatro, Chaupiloma Cinco, Chaupiloma Seis, Chaupiloma Once, Chaupiloma Doce, Chaupiloma Trece, Chaupiloma Catorce, Chaupiloma Veintiuno, Chaupiloma Veintiuno A2, Chaupiloma Cuarentaidos, Chaupiloma Cincuentaicuatro, El Sol No. 4, La Providencia, Mirtha III and Claudina Ocho.

The Carachugo and San José mining facilities are located on the mining concessions of Chaupiloma Tres, Chaupiloma Cuatro and Chaupiloma Cinco; the Maqui Maqui mining facility is located on the mining concessions of Chaupiloma Seis and Chaupiloma Doce; the Cerro Yanacocha mining operation is located on the Chaupiloma Uno, Chaupiloma Dos and Chaupiloma Tres mining concessions; the La Quinua mining facility is located on the Chaupiloma Dos, Chaupiloma Once, Chaupiloma Veintiuno, Chaupiloma Cuarentidos, Chaupiloma Cincuenticuatro, Mirtha III, La Providencia, Chaupiloma Trece, Chaupiloma Veintiuno A2 and El Sol No. 4 mining concessions; the Cerro Negro mining facility is located on the Chaupiloma Catorce mining concessions and the Calera China Linda mining operation is located on the Claudina Ocho mining concession. Yanacocha currently conducts mining activities at Cerro Yanacocha, La Quinua and Calera China Linda.

Yanacocha pays a royalty fee to Chaupiloma of 3 percent of the net sale value of all ore extracted from these mining concessions after deducting refinery and transport costs for the right to mine five of the mining concessions. For 2005, Yanacocha paid royalties of US$45.6 million to Chaupiloma. The seven mining concessions not yet assigned to Yanacocha will be assigned to Yanacocha by Chaupiloma on comparable terms.

According to Peruvian mining law, the assignee in an assignment of mining concessions assumes all the duties and rights of the holder of the concession. Management of Yanacocha believes that the mining concessions assigned to Yanacocha are in full force and effect under applicable Peruvian laws and that Yanacocha is in compliance with all material terms and requirements applicable to the mining concessions and is not experiencing any condition, occurrence or event known to it that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that Yanacocha and Chaupiloma may, from time to time, remake, cancel, terminate or allow to lapse mining concessions assigned to Yanacocha that are not material to the conduct of Yanacocha's business.

Yanacocha has been actively pursuing the acquisition of the land surface rights or obtaining easements relating to land positions containing prospective geological exploration target sites, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to 13,401 hectares of the surface land covering its Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit. In addition, at December 31, 2005, Yanacocha had acquired 21,331 hectares, including 4,618 hectares of surface rights with respect to the Minas Conga deposit, 2,975 hectares for the San Cirilo and Lagunas prospects at Solitario, and 337 hectares for future land swaps. See "-The Company-History and Development".

Yanacocha has three processing concessions from MEM for its processing plant. The processing concession has an indefinite term, subject to the payment of a fee based on nominal capacity for the processing plant. Yanacocha paid approximately US$138,670 in fees for the three processing concessions for the year ended December 31, 2005 and is current in the payment of all amounts due in respect of its two processing concessions.

Although payment of a royalty is required by Peruvian law, Yanacocha is currently exempt from such requirement due to stability contracts entered into with the Peruvian government to maintain in full force and effect its rights to the properties it is mining or exploring.

Regulation, Permit and Environmental Matters

Yanacocha is subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru, including mining laws, labor laws, social security laws, public health, consumer protection laws, environmental laws, securities laws and antitrust laws. See "-The Company-Regulatory Framework-Mining and Processing Concessions" and "-The Company-Regulatory Framework-Environmental Matters" for a general description of Peruvian regulations of mining companies and environmental obligations. See "-Mining and Processing Concessions" above for a discussion of Peruvian regulations relating to the mining and processing concessions utilized by Yanacocha in its mining operations.

Yanacocha is required to submit certain documentation with respect to its plans and operations for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture and the Ministry of Health. Yanacocha is required to file and obtain approval of an EIS for each of its mining operations before being authorized to operate such mine. EISs for the Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant have been approved. Pursuant to current Peruvian regulations, Yanacocha also submits supplemental EISs each time a project's production rate or disturbed area used is expanded by more than 50 percent. In 2004, Yanacocha filed an EIS to expand its operations at Carachugo. After an EIS is approved and construction activities are initiated, a governmental-accredited environmental auditing firm is required to audit the operation three times per year. Each of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant has been and continues to be audited as required with no significant pollution problems identified.

Yanacocha's corporate policy is to operate in compliance with all material applicable laws and regulations and adopt and adhere to standards that are protective of both human health and the environment at the facilities it builds and operates. Additionally, Yanacocha has agreed to several environmental covenants in loans with the IFC that require Yanacocha to comply with relevant World Bank environmental guidelines and World Bank occupational health and safety guidelines, and such covenants are monitored annually by IFC. See "-Trust Certificates and IFC Loan Documents". In addition, in 2005 Yanacocha became a signatory of the International Cyanide Code, which provides specific and strict standards on how to manage cyanide.

In August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003, which established a uniform methodology for accounting for estimated reclamation and abandonment costs. Accordingly, on January 1, 2003, Yanacocha recorded the estimated present value of reclamation liabilities, or asset retirement obligation or ARO, and increased the carrying amount of the related asset to be retired in the future. Yanacocha allocates the carrying amount of the related asset to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million for the carrying amount of the related asset, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities.

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

Yanacocha has informed us that its management believes that its operations are conducted in accordance with all applicable laws and regulations. All future exploration and construction projects require or will require a variety of permits. Although procedures for permit applications and approvals are customarily faster in Peru than in the United States, permitting procedures are still complex, time-consuming and subject to potential regulatory delay.

Yanacocha has informed us that its management does not believe that existing permitting requirements or other environmental protection laws and regulations applicable to Yanacocha will have an adverse effect on its business, financial condition or results of operations. However, Yanacocha's management recognizes the possibility that additional, more stringent environmental laws and regulations may be enacted in Peru, which could result in significant additional expense, capital expenditures, restrictions or delays associated with the construction and operation of Yanacocha's properties. Neither we nor Yanacocha can predict whether Yanacocha will be able to renew its existing permits or whether significant changes in existing permit conditions will be imposed. Non-renewal of existing permits or the imposition of additional conditions with respect to Yanacocha could have a significant adverse effect on its financial condition or results of operations.

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety.

Insurance

Yanacocha maintains a comprehensive insurance program designed to address the specific risks associated with its operations, in addition to covering the normal insured risks encountered by major mining companies.

Yanacocha's insurance program consists of a "Primary Program" and an "Umbrella/Excess Program." Coverage under the Primary Program is provided through the local Peruvian insurance market and includes employers' liability, comprehensive third party general liability, comprehensive automobile liability, all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment. Coverage under the Umbrella/Excess Program is provided through Newmont Mining's master worldwide insurance program and addresses claims that the Primary Program cannot, or will not, cover. During 2005 and 2004, Yanacocha received US$1.1 million and US$1.0 million, respectively, from its insurance program in connection with a mercury spill and expects to receive further insurance payments to cover most of the remediation expenses it incurred as a result of the accident.

Trust Certificates and IFC Loan Documents

In 1997, Yanacocha issued debt through the sale of US$100 million Series A Trust Certificates to various institutional investors. The proceeds from the Yanacocha Receivables Securitization were primarily used to finance the Cerro Yanacocha project. In June 2004, the Trust Certificates were paid in full.

In order to finance the La Quinua project, Yanacocha obtained a credit facility from IFC. Pursuant to an agreement dated December 22, 1999, IFC agreed to extend to Yanacocha a loan in the amount of up to US$20 million (Tranche A) to be repaid no later than December 15, 2009, and a second loan in the amount of up to US$80 million (Tranche B) to be repaid no later than December 15, 2006. On December 15, 2005, this credit facility was paid in full.

In June 2004, Yanacocha amended its US$40 million line of credit with Banco de Crédito del Perú to extend the term of the credit facility to June 2007, reduce the applicable interest rate and increase the facility to US$50 million. The amended credit facility had an interest rate of LIBOR plus 0.65 percent through June 2005 and LIBOR plus 2 percent thereafter. The interest rate under the previous agreement was LIBOR plus 0.75 percent through June 2004. There was no amount outstanding under this line of credit at December 31, 2005.

By-Laws of Yanacocha

Yanacocha is governed by the Peruvian Companies Law and the estatutos (the combined articles of incorporation and by-laws) of Yanacocha, or the Yanacocha By-Laws.

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

Pursuant to the Shareholders Agreement among Newmont Second, Condesa, Compagnie Miniére Internationale Or S.A. and IFC, dated as of August 16, 1993, as amended by a General Amendment Letter, dated August 17, 1994, any member of the Executive Committee of Yanacocha who wishes to propose that Yanacocha's Executive Committee authorize Yanacocha to take a Significant Action (as defined below) must (i) give written notice to each partner of such proposal prior to consideration thereof at a meeting of the Executive Committee and (ii) refrain from voting to approve such Significant Action until (x) the Executive Committee has received the consent of 80 percent of the partners of Yanacocha (a partner is deemed to have consented if no objection is received from such partner within 30 days after being notified) or (y) the Executive Committee has received the consent of at least 51 percent of the partners of Yanacocha and 45 days have elapsed since the member of the Executive Committee who proposed the Significant Action has responded in writing to objections received from objecting partners. "Significant Action" means (i) a disposal or sale of more than 20 percent by value of Yanacocha's fixed assets, (ii) any planned shutdown or cessation of Yanacocha's mining activities that is planned to last for more than one year, (iii) any capital expenditure by Yanacocha exceeding US$20 million, (iv) any disposal or sale by Yanacocha of the mining rights covered by certain concessions or (v) the approval of the construction of a project in the area owned by Yanacocha (other than the Carachugo mine and processing facilities).

Preemptive Rights

The Peruvian Companies Law and the Yanacocha By-Laws provide preemptive rights to all partners of Yanacocha. In the event of a capital increase, any partner has a preemptive right to pay its pro rata share of such increase in order to maintain such partner's existing participation in Yanacocha.

In the event of a proposed transfer, exchange or sale, either voluntary or involuntary, of participation, collectively referred to as the Offered Participation, of one or more partners, any partner has a right to acquire the Offered Participation in proportion to its holdings of partners' capital. In the event that not all of the partners wish to exercise this right or some indicate their decision to acquire a smaller share than that to which they are entitled, the other partners will be entitled to an increase, and consequently, the remaining participation will be distributed among them in proportion to such partners' capital participation and within the maximum limit of the participation they have stated their intention to acquire. Finally, any Offered Participation remaining unsubscribed by the partners must first be offered to Yanacocha before they may be offered to third parties.

Legal Proceedings

Choropampa. In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles southwest of the Yanacocha mine. Elemental mercury is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Nuevos Soles (approximately US$0.5 million) to the Peruvian government. Yanacocha entered into settlement agreements with a number of individuals impacted by the incident. In addition, Yanacocha has entered into agreements with the three communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident.

Yanacocha, various wholly-owned subsidiaries of Newmont and other defendants have been named in lawsuits filed by over 1,000 Peruvian citizens in the Denver District Court of the State of Colorado in connection with the elemental mercury spill. This action seeks compensatory and punitive damages based on claims associated with the elemental mercury spill incident. In February 2005, Yanacocha and the other named defendants filed an answer in the Denver District Court of the State of Colorado.

Additional lawsuits relating to the Choropampa mercury spill incident were filed against Yanacocha in two local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits have previously entered into settlement agreements with Yanacocha. In December 2003, the Superior Court in Cajamarca granted a resolution upholding the validity of certain challenged settlement agreements. This ruling has been appealed to the Peruvian Supreme Court, where it remains stayed pending further judicial action. In 2005, Yanacocha entered into settlement agreements with approximately 350 additional plaintiffs.

Neither we nor Yanacocha can reasonably predict the final outcome of any of the above-described lawsuits.

Cerro Quilish. In 2000, the Provincial Municipality of Cajamarca enacted an ordinance declaring the Cerro Quilish deposit and its watershed to be a reserved and protected natural area. Yanacocha challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. In 2003, the Constitutional Tribunal held that because Yanacocha had acquired the mining concessions in the Cerro Quilish area many years prior to the adoption of the contested ordinance, its rights were not impacted by the ordinance. On May 8, 2003, the Constitutional Tribunal reaffirmed its ruling in this matter.

In July 2004, Yanacocha obtained the approval of its EA by the MEM, and was granted an exploration permit for Cerro Quilish. Although exploration activities began in July 2004, exploration activities were suspended on September 2, 2004 due to public opposition, which included a sustained blockade of the road between the City of Cajamarca and the mine site. Yanacocha suspended all drilling activities at Cerro Quilish and, at the request of Yanacocha, the Cerro Quilish drilling permit was revoked in November 2004. Yanacocha has reclassified the Cerro Quilish gold deposit from proven and probable reserves to NRMs as of December 2004.

Other than the legal proceedings described above, Yanacocha is involved in certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material to Yanacocha or its operations. For information regarding the legal proceedings relating to the ownership of Yanacocha's equity, see "-The Company-History".

Management of Yanacocha

Executive Committee

Pursuant to the Yanacocha By-Laws, Yanacocha's Executive Committee consists of six members, all of whom are appointed by the partners of Yanacocha. Wayne W. Murdy, Chairman and Chief Executive Officer of Newmont Mining Corporation has been appointed Chairman of Yanacocha's Executive Committee and Alberto Benavides de la Quintana, our Chairman of the Board and Chief Executive Officer, has been appointed as the Vice Chairman of Yanacocha's Executive Committee. The Vice Chairman has the power to preside over the meetings of Yanacocha's Executive Committee in the Chairman's absence. The members of the Executive Committee are elected for a three-year term but may continue in their positions until the next election takes place and the newly elected members accept their positions. Alternate members are elected in the same manner as members and can act in the place of members with all of their authority when a member is unavailable, except that an alternate member may not act as either Chairman or Vice Chairman of Yanacocha's Executive Committee. The Chairman has the right to cast the deciding vote in the event of a deadlock among Yanacocha's Executive Committee.

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners' Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha's Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru's duties as Manager are defined in the Management Contract, or Management Contract, dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha's Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months' prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2005, Yanacocha accrued fees of US$6.7 million owed to Newmont Peru and its affiliates under the Management Contract.

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

Property, Plants and Equipment

Our Property

Introduction

We operate four mines (Julcani, Recuperada, Uchucchacua and Orcopampa) and have controlling interests in three mining companies which have controlling interests in the Ishihuinca, Antapite, Shila-Paula and Colquijirca mines. We also own an electric power transmission company, an engineering services consulting company and have minority interests in several other mining companies including a significant ownership interest in Yanacocha and Cerro Verde. See "-The Company-Organizational Structure" and "-Intermediate Holding Companies, Subsidiaries and Equity Participations". Set forth below is a map of our principal mining operations as of December 31, 2005:

Effective March 2001, we temporarily suspended operations and decided to discontinue exploration efforts at the Recuperada mine and, as a result, all activity at the mine was temporarily suspended. In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in the price of metals. In February 2006, the exploitation process in the Recuperada Mine resumed due to the significant increase in the price of metals and reserves in the Experanza, Camucha and Teresita veins. Until March 30, 2002, we held, indirectly through Condesa and Cedimin, a 100 percent interest in Minera Huallanca. On such date, we transferred this interest to BHL-Perú S.A.C. through the sale of all of our shares in Minera Huallanca for US$2 million. As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin. As a result of the merger, our interest in Cedimin increased from 0.0009 percent before the merger to 44.83 percent after the merger, and Condesa's interest in Cedimin decreased from 99.9991 percent before the merger to 55.17 percent after the merger. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Mineras Aureas, which had a 49 percent interest in Minera Paula. As a result of this acquisition, Minera Paula became wholly owned by us. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities.

Our mining operations are located throughout Peru. Our Julcani mine is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. Our Uchucchacua mine is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima. Our Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima. Our Recuperada mine is located in the province of Huancavelica, in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. The Ishihuinca mine, which is operated by one of our majority-owned subsidiaries, is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima. The Antapite mine, which is operated by one of our majority-owned subsidiaries, is located in the province of Huaytara in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima. The Shila mine, which is operated by one of our wholly owned subsidiaries, is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima and 100 kilometers south of our Orcopampa mine. The Paula mine, which is operated by one of our wholly owned subsidiaries, is located in the province of Castilla, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mine, and as of January 1, 2005, Paula's operating data has been consolidated with Shila's operating data. The Colquijirca mine, which is operated by one of our majority-owned subsidiaries, is located approximately 285 kilometers east of Lima and 10 kilometers south of the city of Cerro de Pasco. The Yanacocha mine, in which we have a 43.65 percent interest, is located in the province and department of Cajamarca, approximately 900 kilometers north of Lima. The Cerro Verde mine, in which we have a 18.5 percent interest, is located in the department of Arequipa.

Operating Properties

Orcopampa

The Orcopampa mine is wholly owned and operated by us. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which was renewed in September 2003 and expires in 2043, stipulates a payment from us equal to 10 percent of production value, subject to certain conditions. Operations started in the Orcopampa mine in 1965. In 2005, we made lease payments of S/.27.5 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins. In December 1996, Orcopampa S.A., then owner and operator of the Orcopampa mine, merged into us. As a result of the merger, Orcopampa S.A. assigned, and we assumed, the right to the mining concessions of Orcopampa. At December 31, 2005, the net total fixed assets of Orcopampa were approximately S/.112.8 million (US$34.2 million).

The Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima at an altitude of between 3,800 and 4,500 meters above sea level. Access is by a 192-kilometer unpaved public road, which connects to the Pan American highway, and by airstrip.

Mining at Orcopampa is conducted underground using the mechanized cut-and-fill method. Ore is processed at a mill located at Orcopampa. Until February 2004, the mill had a rated capacity of 1,200 DST per day and utilized both bulk flotation and gravity concentration processes.

Until February 2004, flotation concentrates were exported to different smelters around the world, while gravity concentrates continued to be treated at Los Volcanes, a small cyanidation plant located next to the Orcopampa mill which has been in operation since 1989. Until the end of 2001, Los Volcanes produced gold/silver electrolytic precipitates which were smelted and refined in Lima and then sold to Johnson Matthey. During the second half of 2001, we installed a Merrill-Crowe circuit and a smelter which began operations in December of that year, allowing us to produce doré bars from the gold and silver precipitate produced in the cyanidation plant of Los Volcanes.

Positive results of exploration conducted in the Nazareno and Prometida veins, changes in the characteristics of the ore and results from metallurgical tests performed in 2002 have suggested the replacement of the flotation process with direct cyanidation of the ore. In January 2003, we initiated construction of a cyanidation circuit which commenced operations on a continuous basis in March 2004 and therefore eliminated the production of flotation concentrates. The cyanidation circuit includes a 70 foot thickener from which a gold rich solution is obtained and sent to the Merrill Crowe unit for gold precipitation, six agitator tanks to which cyanide and activated carbon are added (Carbon in Leach process), and a carbon desorption circuit which includes an electrolytic cell for the recovery of gold and silver as precipitate. The Electrolytic and Merrill Crowe precipitates are smelted into doré bars prior to shipment.

Electric power is generated and supplied by a 3,900 kw hydroelectric plant and power line, connected to the Peruvian national electricity grid on September 12, 2002, owned by us and, when water is scarce, it can be provided by a 3,976 kw diesel generator. Water for operations at Orcopampa is obtained from a lake and three rivers.

In 2005 we continued exploration activities in the Nazareno vein, and 43 drill holes explored in the western and eastern section of the vein confirm that economically viable mineralization extends over that area. Another 13 drill holes explored in the eastern part of the Prometida vein indicate good ore shoots in both the Prometida and Nazareno veins. In addition, the exploration of the Prometida and Nazareno veins has led to the discovery of new mineral reserves and, in 2005, mineral reserves increased 16.6 percent in gold content reaching 1,137,215 DST of mineral with a minimum grade of 0.68 ounces of gold per short ton and 0.27 percent ounces of silver per short ton with a metallic content of 773,306 ounces of gold. To facilitate ventilation and access to the eastern region of Prometida, where ongoing reserve measurement and estimation efforts are being carried out, we finished construction of the "Mario" ramp. In addition, we have commenced construction of three additional ramps to facilitate access to ore reserves and resources at the 3,590 and 3,990 levels.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,(1)
	2001	2002	2003	2004	2005
Mining Operations:
Ore mined (ST)	349,350	350,951	393,210	431,241	461,091
Average gold grade (oz./t)	0.451	0.527	0.504	0.518	0.530
Average silver grade (oz./t)	0.63	0.13	0.20	0.34	0.30
Average copper grade	0.013%	-	-	-	-
Production:
Gold (oz.)	145,910	160,017	180,725	211,388	233,182
Silver (oz.)	156,600	28,378	63,135	97,359	86,080
Copper (ST)	40	-	-	-	-
Recovery rate (gold) (%)	92.6	86.5	86.5	93.7	95.4
Recovery rate (silver) (%)	70.9	62.2	77.3	64.9	63.1

________

  Incorporates losses for mining dilution and recovery.

The increase in 2001, 2002 and 2003 gold production was mainly due to our exploration activities in the Nazareno vein and the exploration of the Prometida, Prosperidad and Lucy Piso veins. In 2004, the increase in gold production is primarily due to a considerable increase in the recovery of gold.

The increase in gold production in 2005 compared to the previous year was due to a 6.96 percent increase in total run of mine ore treated at the plant, a slightly higher grade of gold in the feed and a 17 percent increase in gold recovery.

Uchucchacua

The Uchucchacua mine is wholly owned and operated by us. Operations started in 1975, and Uchucchacua is currently our largest producer of silver. At December 31, 2005, the net total fixed assets of Uchucchacua were approximately S/.84.0 million (US$25.4 million).

Uchucchacua is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. Access is by an unpaved road, 145 kilometers in length, which connects to the Pan American highway.

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill, which has a rated capacity of 2,300 DST per day and which had a 97.1 percent utilization rate in 2005, utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate.

Electric power is generated by a 3,400 kw hydroelectric plant that we own and by a 3,025 kw diesel generator. We utilize a power line connecting Uchucchacua to the Peruvian national electricity grid and has electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes.

In 2001, we started construction to deepen the Luz shaft for the purpose of improving the extraction and transportation infrastructure of the mine. Construction continued in 2002 and we commenced operation of the Luz shaft in July 2003. During 2003, we completed the construction of a new 1.7 kilometer drainage tunnel, the Patón tunnel, which measures 4.5 kilometers from a point close to Lake Patón up to the main shaft and serves to explore the veins of the Plomopampa and Casualidad zones. On December 6, 2003, the Patón tunnel was connected to the Carmen mine. In addition to facilitating drainage, the Patón tunnel also improves ventilation and the output of hydroelectric power, reducing electric energy purchased from the national grid for pumping and ventilation by 7.2 MWH, electric energy generation by 1.6 MWH and decreasing the use of fuel-driven generator sets at peak hours. The implementation of the tunnel results in an annual savings of US$1 million.

At the end of 2003, we commenced evaluating the possibility of recovering the silver values still contained in the final tails produced in the concentrator plants. Metallurgical investigations indicated that an additional five to eight percent of the silver value could be recovered by a cyanide leach of a silver bearing pyrite concentrate previously obtained by flotation of the final tails. Further metallurgical evaluations performed during 2004 indicated that cyanide leaching is very effective when applied to a bulk zinc-silver concentrate obtained by flotation of the lead-silver final tails flotation circuit. After cyanidation, a zinc concentrate may still be produced from the cyanidation residue. Due to encouraging results in the last quarter of 2004, we commenced engineering studies and the construction of a 300 metric tons per day cyandiation circuit, which is expected to commence operations by June 2006. During the third quarter of 2005, samples of an oxide ore located in the upper levels of the mine were tested for cyanidation and indicated that the silver contained in this ore can be successfully leached by cyanidation. Based on these results, we have decided to install a crushing and grinding circuit for the comminution of the oxide ore and new leaching tanks and filters. The oxide circuit is expected to commence operations by July 2006.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,(1)
	2001	2002	2003	2004	2005
Mining Operations:
Ore mined (ST)	743,290	744,690	747,190	795,036	813,220
Average silver grade (oz./t)	17.47	16.94	17.20	16.79	16.93
Average zinc grade (%)	1.61	1.53	1.40	1.48	1.39
Average lead grade (%)	1.20	1.19	1.09	1.13	1.12
Production:
Silver (oz.)	9,780,260	9,387,091	9,575,605	9,832,393	10,213,794
Zinc (ST)	7,789	7,759	6,216	7,477	6,553
Lead (ST)	8,010	7,718	7,218	8,042	8,067
Recovery rate (silver) (%)	75.3	74.4	74.4	73.67	74.20

________

(1) Incorporates losses for mining dilution and recovery.

The increase in silver production in 2005 was mainly due to a 2.3 percent increase in the amount of ore treated and an 0.53 percent increase silver recovery.

Julcani

The Julcani mine is wholly owned and operated by us. We acquired Julcani in 1953 as our first operating mine. In November 1999, due to the depletion of gold and silver reserves, we were forced to suspend production in Julcani and carry out exploration activities only. In 2000, we started to carry out the actions required by the Environmental Shutdown Plan, or Plan de Cierre Ambiental, and undertook only limited efforts primarily in the Herminia zone in 2001. As a result, ore mined in the Herminia zone was primarily milled to produce copper and lead concentrates until 2003. In 2003, we initiated an exploration program in the Acchilla area. In 2004, we continued the exploration and initiated exploitation of ore with positive results. At December 31, 2005, total estimated ore reserves were 168,585 DST with 21.95 ounces of silver and 1.60 percent of lead per short ton. At December 31, 2005, the net total fixed assets of Julcani were approximately S/.0.9 million (US$0.3 million).

Julcani is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level. Access is by a 195 kilometer unpaved public road, which connects to a paved public road, and by airstrip.

Run of mine ore is processed in a concentrator plant located 50 meters from the mine entrance. The ore is crushed and ground, and bulk flotation is used thereafter to obtain a silver-gold-lead concentrate. The plant has a rated capacity of 300 DST per day and had a 69.5 percent utilization rate in 2005.

Electric power is generated by three Conenhua hydroelectric plants. Power generation capacity from these plants is 800 kw (Huapa), 1,200 kw (Tucsipampa) and 760 kw (Ingenio), respectively. We also rely on the Peruvian national electricity grid through Electro Perú, Peru's national electric utility, for its remaining electrical power. Water for operations of Julcani is obtained from a creek, two springs and a lake.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,(1)
	2001	2002	2003	2004	2005
Mining Operations:
Ore mined (ST)	38,500	61,500	37,650	58,900	73,700
Average gold grade (oz./t)	0.019	0.021	0.016	0.002	0.002
Average silver grade (oz./t)	20.2	15.28	15.33	18.50	18.80
Average lead grade	0.44	0.49	0.83	1.68	2.02
Average copper grade (%)	0.60	0.51	0.40	0.17	0.13
Production:
Gold (oz.)	452	820	415	59	40
Silver (oz.)	715,216	833,481	526,516	1,019,743	1,302,596
Lead (ST)	132	77	225	854	1,308
Copper (ST)	191	271	104	83	82
Recovery rate (gold) (%)	61.8	63.5	68.9	50.7	35.8
Recovery rate (silver) (%)	92.0	88.7	91.2	93.7	94.0

________

(1) Incorporates losses for mining dilution and recovery.

The significant increase in silver production in 2005 was mainly due to a 25.1 percent increase in run of mine ore treated in the plant and a slightly higher grade of silver in the feed of 0.3 ounces of silver per short ton.

Colquijirca

The Colquijirca mine is wholly owned by El Brocal. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. As of December 31, 2002, we held a 59.02 percent interest in Inversiones Colquijirca and a 32.83 percent interest in El Brocal's mining properties. Other unrelated mining investors hold the balance of the share capital of Inversiones Colquijirca. In January 2003, El Brocal conducted a US$1 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit's copper resources. We participated in this capital share increase by exercising its and Teck Cominco's interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. As a result, our interest in Inversiones Colquijirca increased from 59.02 percent to 59.90 percent.

In addition, as a result of the stock dividends, which in the aggregate were equivalent to S/.2.9 million, distributed by us in November 2002 in the form of El Brocal shares, Sociedad Minera El Brocal S.A.A. became a sociedad anónima abierta (open stock company) in 2003. At December 31, 2005, the net total fixed assets of El Brocal were approximately S/.55.5 million (US$16.2 million).

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

Mining is conducted through the open-pit method. El Brocal's zinc concentrate typically contains 50 percent zinc, while its lead concentrate typically contains 60 percent lead. The concentrates are sold locally and also exported to Europe and Asia (primarily Korea and China) for refining. El Brocal is currently completing necessary permitting requirements to expand the mill located at Colquijirca to increase treatment capacity to 4,000 DST per day and such increase is estimated to be fully commissioned by the third quarter of 2005. The mill had a 100 percent utilization rate in 2005.

The Colquijirca mine primarily relies on a power line, connected to the Peruvian national electricity grid in November 2002, for its electrical power.

El Brocal is continuing with its waste removal campaign at the Tajo Norte deposit to increase the extraction of ore and to permit the eventual joining of the Principal and Mercedes Norte open pit mines. In 2001, El Brocal initiated an intensive exploration program, financed by a capital increase in 2002 at the Marcapunta deposit, to confirm mineralization and find possible extensions. In 2002, exploration revealed gold-bearing arsenic copper resources in the Marcapunta deposit. El Brocal's production greatly increased in 2003 to 1,409,104 short tons of ore, a growth of 6.5 percent from 2002. In 2004, El Brocal achieved a record ore throughput of 1,492,554 DST, representing a 5.9 percent increase from 2003. In 2005, El Brocal achieved another record ore throughput of 1,513,964 DST, representing a 1.4 percent increase from 2004.

Set forth below are certain unaudited operating data for the Colquijirca mine calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,(1)
	2001	2002	2003	2004	2005
Mining Operations:
Ore mined (ST)	1,218,742	1,322,942	1,409,104	1,492,569	1,513,964
Average silver grade (oz./t)		2.59	2.93	3.23	3.96
Average zinc grade (%)	5.50	5.94	5.55	5.82	5.95
Average lead grade (%)	2.20	2.24	2.32	2.89	2.89
Production:
Silver (oz.)	3,453,796	2,420,034	2,895,735	3,399,130	4,394,940
Zinc (ST)	50,034	60,968	61,733	63,448	62,997
Lead (ST)	16,918	19,484	21,766	27,069	26,244
Recovery rate (silver) in zinc (%)	26.29	28.07	26.67	26.07	25.3
Recovery rate (zinc) (%)	74.61	77.63	78.89	73.0	69.9
Recovery rate (silver) in lead (%)	44.88	42.71	43.49	44.46	48.0
Recovery rate (lead) (%)	64.06	65.85	66.50	62.82	60.0

________

(1) Incorporates losses for mining dilution and recovery.

The increase in silver production in 2005 was mainly due to a 22.6 percent increase in the silver grade in the feed.

Ishihuinca

In 1985, we purchased 51.0 percent of Inminsur, the owner and operator of the Ishihuinca mine. As a result of subsequent purchases of shares of Inminsur, we currently own 78.04 percent of Inminsur. Inminsur has leased the rights to the mining concessions of Ishihuinca from a third party. The lease agreement, which expires in 2015, stipulates payment by Inminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold. In 2005, Ishihuinca paid US$0.7 million in royalties. At December 31, 2005, the net total fixed assets of Ishihuinca were approximately S/.5.6 million (US$1.6 million).

The Ishihuinca mine is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level. Access is by the Pan American highway.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at Ishihuinca. The mill, which has a rated capacity of 200 DST per day and which had a 81.6 percent utilization rate in 2005, utilizes bulk flotation and gravity concentration processes. The bulk flotation process produces a copper/gold concentrate, which is exported to a smelter, and a gold bearing pyrite concentrate. The gravity concentrates, from the gravity concentration processes, are treated by cyanidation and vat leaching. The dissolved gold obtained from the cyanidation of the gold bearing pyrite concentrate and gravity concentrate is precipitated on zinc dust (Merrill-Crowe process) and the resulting cyanidation electrolytic precipitates are refined in Lima and then sold to Johnson Matthey. The mill at the Ishihuinca mine was last modernized and expanded to operate at its current capacity in 1993.

Electric power is generated by three electric generators, with a capacity of 709 kw, 804 kw and 800 kw, respectively. Water for operations at Ishihuinca is obtained from nearby wells.

Exploration conducted in 2002 and 2003 indicated economically viable mineralization at Ishihuinca, suggesting that, although ore deposits at the mine seemed depleted, it may still contain reserves that warrant aggressive exploration. In 2003, we initiated an exploration program in the Córdova area, located 2 kilometers north of our Ishihuinca operations with positive results. In 2004, we identified the Prolongación Córdova vein in the Cordova area with underground workings of 2,110 meters and an estimated 5,765 metric tons at 14.56 grams per ton of gold with an average thickness of 0.85 meters. In 2005, we continued exploration of the Prolongación Córdova vein in the Cordova area with underground workings of 2,158 meters and an estimated 20,015 metric tons at 13.49 grams per ton of gold with an average thickness of 0.90 meters.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,(1)
	2001	2002	2003	2004	2005
Mining Operations:
Ore mined (ST)	20,337	38,416	57,463	60,213	65,435
Average gold grade (oz./t)	0.560	0.480	0.508	0.474	0.436
Average copper grade (%)	0.28	0.31	0.41	0.345	0.40
Production:
Gold (oz.)	9,770	15,694	25,287	24,505	23,911
Copper (ST)	46	89	194	169	198
Zinc (ST)	-	-	-	-	-
Lead (ST)	-	-	-	-	-
Recovery rate (gold) (%)	85.70	85.11	86.62	85.80	83.7

________

(1) Incorporates losses for mining dilution and recovery.

The slight decrease in the production of gold in 2005 was mainly due to a lower recovery rate. The increase in production in 2003 was mainly due to higher levels of tonnage placed in leach pads and the higher level of head grade of ore placed. In 2004, despite increased levels of tonnage placed in leach pads, the quantity of gold recovered decreased due to a reduction in the grade of ore placed.

Antapite

The Antapite mine is wholly owned by us. However, we have leased the mine until July 2015 to Inminsur, which is 78.04 percent owned by us and 21.96 percent owned by Brandon Properties Inc., a Panamanian corporation. Brandon Properties Inc. acquired 280,824 shares and 335,754 shares, collectively representing 21.96 percent, of Inminsur from Bernando Alvarez Calderon and Boris de la Piedra, respectively on December 26, 2003. At December 31, 2005, the net total fixed assets of Antapite were approximately S/.61.0 million (US$17.8 million).

Antapite is located in the province of Huaytará, in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level. The mine is accessed primarily by the Pan American Highway and local roads. The Antapite mine consists of 20,800 hectares and Inminsur has identified epithermal vein gold deposits containing an estimated 400,000 tons of gold ore, with average grades of 0.5 ounces per ton. The Zorro Rojo and Reyna veins are the main source of ore reserves and mining efforts are focused on these veins. Inminsur has initiated exploration of the Pampeñita and Antapite veins, which run parallel and close to the Zorro Rojo vein, and is also conducting exploration to confirm the presence of important drill intersections in the Reyna vein located two kilometers from the Zorro Rojo vein.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a cyanidation plant located at Antapite. The plant, which was completed in June 2001 with capacity for 300 DST per day, has had capacity of 450 DST per day since May 2003. The plant had a 97.8 percent utilization rate in 2005.

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

	Year Ending December 31,(1)
	2001(2)	2002	2003	2004	2005
Mining Operations:
Ore mined (ST)	60.178	121,161	155,494	179,785	179,873
Average gold grade (oz./t)	0.64	0.60	0.59	0.57	0.60
Average silver grade (oz./t)	1.60	1.33	0.94	0.74	0.81
Production:
Gold (oz.)	34,607	72,380	84,361	97,137	103,931
Silver (oz.)	55,304	98,121	91,492	86,162	102,222
Recovery rate (gold) (%)	89.4	92.90	91.80	94.40	95.90
Recovery rate (silver) (%)	57.5	60.00	62.50	64.50	70.40

________

(1) Incorporates losses for mining dilution and recovery.

(2) Mining operations started in July 2001.

The increase in 2005 in gold production was mainly due to an increase in the grade of gold in the feed by 0.03 ounces of gold per short ton.

Shila

Minera Shila S.A.C., or Minera Shila, owned 100 percent of the Shila mining operation and held, directly and indirectly, through Condesa, a 100 percent equity interest in Minera Shila. As of January 2, 2003, Minera Shila merged with and into Cedimin and is no longer a separate legal entity. Cedimin operates the Shila mine, which began production in 1989. As of December 31, 2004, Minera Paula merged with and into Cedimin, and as of January 1, 2005, the Paula mine's operating results have been consolidated with the Shila mine's operating data. At December 31, 2005, the net total fixed assets of the Shila and Paula mining operations were approximately S/.12.7 million (US$3.8 million).

The Shila mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of Lima and 25 kilometers south of the Orcopampa mining operation at an altitude of between 4,650 and 5,400 meters above sea level. Access is by a 250-kilometer unpaved road.

Due to the high cost of transportation and smelting of the concentrates, we installed a small cyanidation plant at the Shila mine, which entered into operation in August of 2001 with a net capacity of 3,200 metric tons per year.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at the Shila mine with a rated capacity of 250 DST per day. The mill had an 81.1 percent utilization rate in 2005. The mill utilizes bulk flotation and gravity concentration processes. Flotation concentrates are exported to smelters. Gravity concentrates are treated by cyanidation and vat leaching at the Shila mine, and the resulting cyanidation electrolytic precipitates are refined in Lima and then sold to us and BHL. During 2005, agitator tanks were added at the Shila mine which resulted in a solution with a 67 percent flotation concentration and 100 percent gravimetric concentration, that is sent to the Merrill Crow unit for gold precipitation. The Merrill Crowe precipitates averaged 14.39 percent of gold and 84.20 percent of silver in 2005 and are transferred to Lima, Peru for commercialization.

Electric power for Shila is provided by four diesel generators, two with a capacity of 650 kw, one with a capacity of 1,135 kw and one with a capacity of 1,600 kw, and a power line, connected to the Peruvian national electricity grid on April 9, 2003. Water for operations at Shila is obtained from runoff from a snow peak.

Set forth below are certain unaudited operating data for the periods shown for Shila, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,(1)
	2001	2002	2003	2004	2005(2)
Mining Operations:
Ore mined (ST)	52,633	52,015	50,085	41,151	64,050
Average gold grade (oz./t)	0.47	0.45	0.38	0.38	0.45
Average silver grade (oz./t)	7.9	11.7	13.80	17.50	5.9
Production:
Gold (oz.)	23,618	21,947	17,772	14,086	26,978
Silver (oz.)	350,969	479,415	592,261	587,181	330,184
Recovery rate (gold) (%)	96.10	93.35	94.10	90.0	93
Recovery rate (silver) (%)	86.60	78.78	85.70	81.3	83

________

  Incorporates losses for mining dilution and recovery.

  Data for 2005 reflects the consolidation of Paula's operating data has been with and into Shila's operating data.

The increase in 2005 in gold production was mainly due to the consolidation of the Paula mine's operating results into the Shila mine's operating results.

Paula

Minera Paula owns 100 percent of the Paula mining operation. Prior to October 22, 2004, Minera Aureas S.A. held a 49 percent interest in Minera Paula and we held the remaining 51 percent interest through Cedimin. On October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C., or Mineras Aureas, and Minera Paula became wholly owned by us. As of December 31, 2004, Mineras Aureas S.A.C. and Minera Paula merged with and into Cedimin and are no longer separate legal entities. As of January 1, 2005, Paula's operating data has been consolidated with Shila's operating data.

The Paula mine is located in the province of Castilla in the department of Arequipa, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mining operation, at an altitude of between 5,000 and 5,400 meters above sea level. Access is by a 300 kilometer highway from Arequipa.

Mining is conducted underground utilizing the conventional fill ascending method. After being processed at the Shila processing plant, the concentrates are sold to us and then are treated by cyanidation and vat leaching. The resulting precipitates are refined in Lima and then sold to Johnson Matthey.

In January 2005, Paula was connected to the Peruvian national electricity grid and ceased operations at its two diesel generators, each with a 65 kw installed capacity. The water for operations at Paula is obtained from runoff from a snowpeak.

Set forth below are certain unaudited operating data for Paula, calculated on the basis of 100 percent of the mine's production.

	Year Ending December 31,(1)
Mining Operations:	2001	2002	2003	2004(2)
Ore mined (ST)	9,689	9,512	14,880	16,831
Average gold grade (oz./t)	0.88	0.62	0.73	0.645
Average silver grade (oz./t)	6.91	5.33	4.83	4.83
Production:
Gold (oz.)	8,175	6,632	10.867	10,387
Silver (oz.)	59,309	54,658	68,914	73,594
Recovery rate (gold) (%)	95.30	93.40	95.80	94.80
Recovery rate (silver) (%)	88.60	86.90	91.40	89.00

________

(1) Incorporates losses for mining dilution and recovery.

(2) Data until January 1, 2005, when Paula's operating data was consolidated with Shila's operating data.

Huallanca

Minera Huallanca owns the Pucarrajo mining operation. Minera Huallanca was a wholly owned subsidiary of Cedimin until March 31, 2002, on which date we sold our interest in Minera Huallanca to BHL-Perú S.A.C.

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

Electric power is generated by a diesel power generator with a 650 kw capacity and water for the operations is obtained from small lakes in the area.

Set forth below are certain unaudited operating data for Minera Huallanca, calculated on the basis of 100 percent of the mine's production.

Year Ending December 31,(1)
	2001	2002(2)

Mining Operations:
Ore mined (ST)	146,079	41,080
Average silver grade (oz./t)	2.54	2.57
Average zinc grade	8.60%	8.95%
Average lead grade	0.94%	0.52%
Production:
Silver (oz.)	215,498	45,196
Zinc (ST)	11,590	3,420
Lead (ST)	1,083	154
Recovery rate (silver) (%)	58.10	42.81
Recovery rate (zinc) (%)	92.25	93.02
Recovery rate (lead) (%)	78.87	72.09

________

(1) Incorporates losses for mining dilution and recovery.

(2) Data until March 31, 2002, when we sold our interest in Huallanca.

Reserves

We calculate our ore reserves by methods generally applied within the mining industry and in accordance with Commission Industry Guide 7. All mineral reserves are estimated quantities of proven and probable ore that under present conditions may be economically mined and processed.

The proven and probable ore reserve figures presented in this Annual Report are our and Yanacocha's estimates, and no assurance can be given that the level of recovery of gold, silver and certain other metals will be realized. See "Item 3. Key Information-Risk Factors-Reserves Estimates".

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

The following table lists the proven and probable ore reserves at December 31, 2005 for each mining operation in which we have at least a 50 percent interest as well as the average grade of such ore, calculated on the basis of 100 percent of each mine's reserves and US$350 per ounce of gold and US$6.30 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2005(1)(2)

	Julcani	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila-Paula(3)	Total/Average
Ore Reserves (ST)	168,585	5,423,760	1,137,215	9,245,073	51,450	540,971	100,800	16,667,854
Grade:
Gold (oz./t)	-	-	0.680	-	0.397	0.362	0.464	0.062
Silver (oz./t)	21.95	16.38	0.27	2.49	-	0.52	2.90	6.99
Copper (%)	0.20	-	-	0.07	0.40	-	-	0.042
Zinc (%)	-	2.08	-	5.68	-	-	-	3.83
Lead (%)	1.60	1.56	-	2.01	-	-	-	1.64

Gold (oz.)	-	-	773,306	-	20,434	196,032	46,771	1,036,543
Silver (oz.)	3,700,441	88,850,722	307,048	23,020,231	-	281,700	292,320	116,452,462
Copper (ST)	337	-	-	6,471	205	-	-	7,013
Zinc (ST)	-	112,572	-	525,120	-	-	-	637,692
Lead (ST)	2,697	84,513	-	185,826	-	-	-	273,036

______________
  Reserves as stated are diluted and mineable.
  Incorporates losses for mining dilution and recovery.

  Reflects the consolidation as of January 1, 2005 of the operating data of Paula with that of Shila.

Seven underground mines and one open pit mine, Colquijirca, comprise our mining operations. Since establishing a significant amount of reserves in underground mines requires costly and extensive exploration programs, we have, in order to control costs, traditionally pursued an exploration and development program in our mines designed to establish an amount of reserves sufficient to permit the steady production of minerals over an extended period of time. The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of our eight mines for the ten-year period ended December 31, 2005, calculated in each case on the basis of 100 percent of the relevant mine's production.

	Julcani	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila-Paula(3)	Total
Ore mined (ST) #9; 9;	73,700	813,220	461,091	1,513,964	65,435	179,873	64,050	3,171,333
Gold produced (oz.)	40	-	233,182	-	23,911	103,931	26,978	388,042
Average Gold Grade (oz./ST)	0.002	-	0.530	-	0.436	0.602	0.450	0.129
Silver produced (oz.)	1,302,596	10,213,794	86,080	4,394,940	-	102,222	330,184	16,429,816
Average silver Grade (oz./ST)	18.80	16.93	0.30	3.96	-	0.81	5.90	6.88

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

San José

San José is a 100-hectare gold deposit, located one and one-half kilometers southwest of the Carachugo pit, that shares the leach pad located at Carachugo. Mining operations at San José began in January 1996 and use the open-pit mining method. Although mining operations at San José temporarily ceased in the last quarter of 2002, in 2005 operations were initiated to complete the San José East deposit. Mining operations at San José West are scheduled to commence in 2010.

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 315 hectares. The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit. Operations began in the fourth quarter of 1997 using the open-pit mining method. Cerro Yanacocha includes a carbon column facility and a Merrill Crowe-type processing facility.

La Quinua

La Quinua is a 376-hectare gold deposit (ultimate pit) with a leach pad covering 336 hectares. The La Quinua pit is located three kilometers southwest of the Cerro Yanacocha pit. Operations began in the fourth quarter of 2001 using the open-pit mining method. All solution processing occurs at the Cerro Yanacocha plant following treatment at the La Quinua leach pad and carbon column facility.

The La Quinua mining operation includes Cerro Negro, a 15-hectare gold deposit (ultimate pit) which is located six kilometers southwest of the La Quinua pit. Cerro Negro utilizes the La Quinua leach pad. Operations began in the second quarter of 2004 using the open-pit mining method and all solution processing occurs at the Cerro Yanacocha plant following treatment at the La Quinua leach pad and carbon column facility.

China Linda

In October 1999, we commenced lime production at the China Linda plant, which is located 12 kilometers to the northeast of the Yanacocha installations, in Cajamarca. Access to the plant from Yanacocha is by a ten kilometer private, unpaved road. We had 100 percent ownership of China Linda until December 19, 2000, at which date the plant became Yanacocha's property pursuant to the unitization of our and Newmont Mining's properties in Northern Peru. In January 2002, Yanacocha took over the operation of the China Linda plant. See "Item 4. Information on the Company-The Company-History and Development". Lime is used in the gold and silver mining process to regulate the alkalinity of the cyanide solutions in the leaching process and for pH control in water treatment applications. Currently, the plant has a production capacity of 66,000 tons of lime per year. Additionally, construction gravel is obtained as a sub-product.

Reserves

Proven and probable reserves are based on extensive drilling, sampling, mine modeling and metallurgical testing from which economic feasibility is determined. Under the Management Contract, Newmont Mining, in conjunction with Yanacocha, calculates Yanacocha's reserves by methods generally applied within the mining industry and in accordance with the regulations of the Commission. Reserves represent estimated quantities of proven and probable ore that under present and anticipated conditions may be economically mined and processed.

The following table lists Yanacocha's proven and probable reserves and the average grade of ore as of December 31 for 2001 through 2005. The table also includes proven and probable reserves for the district of Yanacocha and Minas Conga, along with average grade of ore. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$400 per ounce as of December 31, 2005, US$350 per ounce as of December 31, 2004 and US$325 per ounce as of December 31, 2003, 2002 and 2001. Conga's copper reserves for 2005 were calculated at a price of US$1.00 per pound as of December 31, 2005, and for 2004 were calculated at a price of US$0.90 per pound as of December 31, 2004. The district of Yanacocha's and Conga's proven and probable reserves represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the district of Yanacocha's and Conga's proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2005			Proven and Probable Reserves at December 31, 2004			Proven and Probable Reserves at December 31, 2003
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Maqui Maqui----..	7,889	0.026	203	5,694	0.025	141
Quecher	- #9; -	-	-	-	-	-	1,128	0.037	43
Antonio	-	-	-	-	-	-	2,186	0.050	109
Cerro Quilish	-	-	-	-	-	-	143,431	0.027	3,855
Cerro Negro	-	-	-	253	0.031	8	20,329	0.032	643
Carachugo	69,016	0.040	2,763	66,405	0.042	2,777	63,976	0.043	2,762
San José	7,334	0.021	153	10,818	0.020	213	9,475	0.021	198
Cerro Yanacocha	208,178	0.033	6,807	257,363	0.032	8,328	311,979	0.031	9,783
La Quinua	214,643	0.027	5,812	275,157	0.027	7,388	372,739	0.025	9,395
Corimayo	62,755	0.049	3,074	58,425	0.051	3,006	54,442	0.054	2,955
In process	71,108	0.028	1,968	60,860	0.028	1,685	67,363	0.029	1,966
Subtotal Yanacocha/avg	640,923	0.032	20,780	734,974	0.032	23,547	1,047,049	0.030	31,710
Subtotal Minas Conga/avg.*	617,787	0.019	11,836	371,110	0.023	8,711	-	-	-
Total/average	1,258,710	0.026	32,616	1,106,084	0.029	32,257	1,047,049	0.030	31,710

	Proven and Probable Reserves at December 31, 2002			Proven and Probable Reserves at December 31, 2001
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)		Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Cerro Quilish	135,481	0.027	3,690	-	-	-
Cerro Negro	19,034	0.033	626	137,736	0.027	3,700
Carachugo	71,795	0.040	2,898	19,494	0.032	631
Maqui Maqui	6,054	0.022	131	76,986	0.039	2,993
San José	366,868	0.029	10,807	6,484	0.021	139
Cerro Yanacocha #9;	419,597	0.027	11,491	486,001	0.027	13,045
La Quinua	21,661	0.056	1,220	456,766	0.027	12,533
In process	58,682	0.030	1,742	-	-	-
Subtotal Yanacocha/avg	1,099,172	0.030	32,605	1,183,467	0.028	33,041
Subtotal Minas Conga/avg	-	-	-	-	-	-
Total/avg	1,099,172	0.030	32,605	1,183,467	0.028	33,041

_____________________

* Minas Conga's proven and probable reserves for 2005 include 3,226 million pounds of 0.261 percent grade copper.

Based on the current recovery rate and estimated gold production levels in 2005, Yanacocha's proven and probable reserves as of December 31, 2005 will be depleted by 2016 unless Yanacocha continues to add to its reserves. Yanacocha expects to add to its reserves by further exploration of its non-reserve mineralized material. Yanacocha's management believes that its prospective land positions and mining concessions provide it with potential for future exploration and growth in its non-reserve mineralized material and reserves. See "Item 5. Operating and Financial Review and Prospects-Yanacocha-Exploration Costs; Capital Expenditures".

ITEM 5. Operating and Financial Review and Prospects

THE COMPANY

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 and the related notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 38 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 39 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2003, 2004 and 2005 and shareholders' equity as of December 31, 2004 and 2005. We present our financial statements in Nuevos Soles.

Operating Results

General

Overview. We were established in 1953 and are one of Peru's leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Uchucchacua and Orcopampa mining units; (ii) the Colquijirca, Antapite, Ishihuinca and Shila-Paula mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v)  Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; (vi) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper; and (vii) other minor subsidiaries.

Yanacocha. A substantial part of our net income before income tax was derived from our equity interest in Yanacocha. We have a 43.65 percent equity participation in Yanacocha through Condesa. Our interest in Yanacocha's partnership's equity is accounted for under the equity method and is included under the caption "Investments" on our consolidated balance sheets. According to International Accounting Standard 27, we make the appropriate adjustments to the Yanacocha Financial Statements prepared under Peruvian GAAP for like transactions and events in order to determine our equity share in Yanacocha.

Cerro Verde. We hold a direct interest in Cerro Verde. During 2005, we acquired an additional interest in Cerro Verde which allows us to exercise significant influence over this company. See Note 12(j) to the Financial Statements. As a result, we account for our investment in Cerro Verde using the equity method since this investment no longer meets the criteria to be recorded at its fair value. According to International Accounting Standard 27, we make the appropriate adjustments to the Cerro Verde financial statements prepared under Peruvian GAAP for like transactions and events in order to determine our equity share in Cerro Verde.

Results of operations. The primary factors affecting our results of operations are (i) the amount of gold, silver, zinc and copper produced and sold by us; (ii) prevailing world market prices for gold, silver, zinc and copper; (iii) commercial terms with respect to the sale of ore concentrates; (iv) our operating expenses; and (v) the exchange rate between the Nuevo Sol and the U.S. Dollar, as our revenues are almost entirely denominated in U.S. Dollars, while our operating expenses are primarily denominated in Nuevos Soles.

Gold and silver price hedging. Our revenues and earnings are strongly influenced by world market prices for gold, silver, zinc and copper that fluctuate widely and over which we have no control. Depending upon the metal markets and other conditions, we may from time to time hedge our gold and silver sales in order to decrease our exposure to fluctuations in the prices of these metals. Since 1998, our hedging strategy has been focused on long-term position-taking on the price of precious metals. In October 2004, our Board of Directors issued a mandate not to enter into new hedging transactions.

We regularly examine our strategy with regard to hedging. Our Chief Executive Officer, Chief Financial Officer and Commercial Deputy Manager coordinate our day-to-day hedging activities according to a policy established with the Board of Directors. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk", "Item 3. Key Information-Risk Factors-Factors Relating to the Company-Hedging" and Note 34 to the Financial Statements.

Operating costs and expenses. Operating costs and expenses consist of (i) operating costs, which are direct production costs, the major component of operating expenses; (ii) exploration and development costs in operational mining sites; (iii) depreciation and amortization expenses; (iv) exploration costs in non-operational mining areas; (v) general and administrative expenses, which principally consist of personnel expenses; (vi) royalties, which consist of payments to third parties and the Peruvian government to operate leased mining rights; and (vii) selling expenses, which principally consist of freight expenses.

Inflation and devaluation of the Nuevo Sol. As our revenues are almost entirely denominated in U.S. Dollars, a devaluation of the Nuevo Sol would result in an increase in our revenues when measured in Nuevos Soles. As our operating expenses are primarily denominated in Nuevos Soles, high inflation rates would likely result in an increase in our costs when measured in Nuevos Soles. Therefore, when inflation in Peru is not off-set by a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial condition and results of operations could be negatively affected.

Although Peru's currency has remained stable against the U.S. Dollar since 2000, devaluation has occurred in the past. In periods of devaluation, holding a net monetary asset position in a foreign currency would result in an exchange gain (exchange loss in periods of revaluation), while holding a net monetary liability position in a foreign currency would result in an exchange loss (exchange gains in periods of revaluation). From 2001 to 2003, we held a net monetary liability position and from 2004 to 2005, we held a net asset position.

Until December 31, 2004, Peruvian GAAP required that financial statements be restated to reflect the effects of inflation or deflation. Consequently, financial data for all periods ended as of December 31, 2004 in the Financial Statements and throughout this document, except as otherwise noted, have been restated in constant Nuevos Soles as of that date to reflect changes in the IPM as published by INEI. As indicated in Note 2(a) to the Financial Statements, the restatement of financial statements to recognize the effects of inflation has been suspended, effective January 1, 2005. The following table shows the main indicators of inflation and devaluation in Peru for the last five years:

	2001	2002	2003	2004	2005
Inflation (%)
Consumer Price Index(1)	(0.1)	1.5	2.5	3.5	1.5
Wholesale Price Index(2)	(2.2)	1.7	2.0	4.9	3.6
Devaluation (%)(3)
Nuevo Sol vs. US$	(2.3)	2.0	(1.5)	(5.2)	(4.5)

___________

(1) Measures changes in the IPC as published by INEI from December of the previous year to December of the indicated year.

(2) Measures changes in the IPM as published by INEI from December of the previous year to December of the indicated year.

  As published by the SBS.

Effective January 1, 2005, we will only have gains or losses depending on devaluation or revaluation of the Nuevo Sol versus the U.S. Dollar, and on our net monetary position in U.S. Dollars. See Notes 2(o) and 5 to the Financial Statements.

Reserves. We utilize geological mapping, projection of ore-bearing structures, diamond drilling, core logging and chemical assaying, in addition to drifting along previously indicated mineralization, to replace and grow reserves. In addition, we use metallurgical test-work of core and bulk samples as a follow-up activity to prove the amenability of any previously indicated mineralization to certain methods available on site. We continuously analyze this information with respect to tonnage, precious-metals average grades, metallurgical recoveries and economic value and allocate funds preferentially to those projects that have the best potential to sustain or enhance profitable mine production in the near-term. Our mining operations are primarily conducted underground and consist of deposits that are difficult to explore and measure in advance of mining and in which the value or prospects for ore based on geologic evidence exceeds the value based on proved reserves throughout most of the life of mines supported by them, or extramensurate deposits.

In addition, underground mine infrastructure, such as declines, shafts and/or dewatering/ore haulage crosscuts, that facilitate access to ore reserves are constructed and categorized as mine development. We consider such underground mine infrastructure vital to assure sustainable mine production and reserve production. The design, construction and implementation of our underground mine infrastructure are presented and supervised by our Operations Manager with the Board of Directors' approval. We capitalize mine development and mineral land costs incurred after we have identified proven and probable reserves. Upon commencement of production, we amortize these costs over the expected life of the mining area, based on proven and probable reserves and other factors.

We believe that our replacement measures have been effective to increase reserves. Reserves at our Orcopampa mine, our principal gold mining operation, and the Antapite mine, our other significant gold mining operation, have increased steadily over the past five years. Reserves at the Orcopama mine increased from 195,163 ounces for the year ended December 31, 2001 to 773,306 ounces for the year ended December 31, 2004, and reserves at the Antapite mine increased, for the year ended December 31, 2001, when mining operations commenced, to 196,032 for the year ended December 31, 2005. Reserve and production levels at the Uchucchacua mine, our principal silver mining operation, have increased over the past five years, from 50,823,802 ounces for the year ended December 31, 2001 to 88,850,722 for the year ended December 31, 2005, with a majority of the reserve and production growth recorded from the year ended December 31, 2003 to the year ended December 31, 2004.

Our other mining operations are smaller and have variable fluctuations in production and reserves due to complexities of the ore located in certain mining operations (such as the Colquijirca mine); the sale of certain mining operations (such as the Huallanca mine); closures of mining operations (such as the Shila-Paula and Recuperada mines); and the production of silver only as by-product of gold (such as the Orcopampa, Antapite and Shila-Paula mines).

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

Royalties. Royalty expenses consist mainly of payments made by us and Inminsur pursuant to lease agreements relating to mining rights for the Orcopampa and Ishihuinca mines, respectively. Specifically, we pay to the lessor a royalty of 10 percent of the value of the concentrates produced, and Inminsur pays a royalty of 7 percent of the price of the concentrates sold.

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

Environmental protection laws and related regulations. Our business is subject to Peruvian laws and regulations relating to the exploration and mining of mineral properties, as well as the possible effects of such activities upon the environment. We conduct our operations substantially in accordance with such laws and regulations.

According to environmental regulations set forth by the MEM, we submitted EVAPs for our operating mines in 1995. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters". Based on the results of the EVAPs, Environmental Adaptation and Management Schedules, or PAMAs, were prepared and submitted to the MEM in 1996 and approved by the MEM in 1997.

Pursuant to the environmental regulations, mines were given a five or ten-year period to comply with the agreements reflected in each PAMA. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters". Upon completion of the project and agreement with regard to the financial investment, a final report of execution is submitted to the MEM and the MEM designates a group of independent companies, registered with MEM, to conduct an audit of each PAMA. Thereafter, the MEM issues a resolution recognizing compliance with the relevant mine's PAMA and completion of the adjustment process. Resolutions for each of our mines were issued between November 2002 and April 2003 and have thereafter been inspection audits each semester. As of December 31, 2005, the activities defined in the PAMAs for the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

Throughout this process, we have been in substantial compliance with applicable maximum emission levels and other legal requirements. In addition, Law No. 28090 providing for the closing of mines was published on October 14, 2003. The corresponding ruling was approved on August 15, 2005. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters".

On July 6, 2004, the Peruvian Congress enacted Law No. 28271 Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Environmental Liabilities for the Mining Activity). This law regulates identification of potential environmental liabilities for mining activities and the means of remediating the affected areas. In order to comply with Law No. 28271, we are performing reviews in areas currently abandoned or inactive in which we previously carried out exploitation activities, in order to determine which remediation activities, if any, are necessary. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters".

In 2003, 2004 and 2005, we spent approximately US$1.4, US$1.7 and US$2.0 million, respectively, in connection with environmental protection measures. We estimate that capital expenditures needed to comply with environmental regulations will be approximately US$3.0 million in each of 2006 and 2007. This amount will be used on items such as new equipment and the construction of new processing plants and leaching fields, as well as the implementation of a program to minimize the environmental impact and improve the quality of mining residues. There are currently no legal or administrative proceedings against us for violation of environmental protection laws or other environmental regulations in Peru that could have a material adverse effect on our financial position or results of operations.

Critical Accounting Estimates

What follows is a discussion of our application of critical accounting policies that require our management, or the Management, to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period - or changes in the accounting estimate that are reasonably likely to occur from period to period - would have a material impact on our financial statements. Management has identified the following accounting estimates as critical:

  Impairment of long-lived assets;

  Useful life of property, plant and equipment;

  Amortization of capitalized mining costs;

  Deferred stripping costs;

  Deferred income tax asset;

  Accrual for mine closing costs;

  Fair value of derivative instruments; and

  Contingencies.

We also have certain accounting policies that we consider to be important, such as our policies for investments carried at fair value, revenue recognition and exploration costs, that do not meet the definition of critical accounting estimates as they do not require Management to make estimates or judgments that are subjective or highly uncertain.

As indicated in "Item 5. Operating and Financial Review and Prospects," we will adopt the provisions of IFRS 2 and SFAS No. 123R (Share-Based Payments) on January 1, 2006 using the modified prospective application. As of December 31, 2005, we applied the intrinsic value method in accordance with Accounting Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting stock appreciation rights. Management believes that the adoption of IFRS 2 and SFAS No. 123R will not have a material impact on our Financial Statements and financial position.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors.

Impairment of long-lived assets

We review and evaluate the impairment of our long-lived assets if an event occurs that indicates that the book value of such assets may not be recoverable. An impairment loss represents the amount by which the book value of an asset exceeds the higher of its net selling price or use value. The value-in-use of an asset is generally calculated as the present value of estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year may be adjusted if there is any indication that the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. Future cash flow assumptions include, but are not limited to, estimates of recoverable ounces and tons of ore and metal, prices (which include current and historical prices, price trends and related factors), production levels and capital costs, all based on mine plans. Such future cash flow assumptions are valid when estimated but may change significantly when new information becomes available. Any difference between assumptions and actual market conditions could have an important effect on our financial condition and results of the operations.

In 2005, Management evaluated the impairment of the long-lived assets of the Ishihuinca and Shila gold mining units due to higher production costs and the depletion of their reserves. As a result of this evaluation, no impairment loss resulted. Management used future cash flow estimates to evaluate the impairment of long-lived assets for this year. These estimates incorporate our own assumptions about the use of the assets, prices and exclude interest charges and income tax. Management believes such assumptions are reasonable in relation to the assumptions used by us in developing other information.

Management has conducted a sensitivity test based on a one percent reduction of future cash flow estimates. Pursuant to this analysis, an impairment loss of approximately S/.0.5 million would result.

Useful life of property, plant and equipment

Depreciation is calculated under the straight-line method of accounting. The table set forth below reflects the estimated years of useful life for property, plant and equipment, based on current production levels and market prices:

Property, Plant and Equipment	Estimated Years of Useful Life

Buildings, constructions and other	10 to 20
Machinery and equipment	5 to 10

Certain of our depreciable assets, primarily buildings and constructions, have a useful life in excess of the current productive life of the mines because such assets may be transferred to another mine or converted to another use when production at the mine where it is currently used ceases. In addition, the expected productive life of the mine is normally higher than the current life derived from the proven and probable reserves at year-end. Rather than exploring long-term reserves, we focus on sustaining current reserves.

We are depreciating all the Colquijirca mining operation's assets (S/.55.7 million) for a period not exceeding the life of the mine, which is eight years. Management believes that all reserves for the Colquijirca mine will be fully depleted by 2011.

Amortization of capitalized mining costs

We capitalize mine infrastructure and mineral land costs incurred after Management has identified proven and probable reserves. Upon commencement of production, we amortize these costs over their expected lives, based on proven and probable reserves and other factors.

The process of estimating quantities of reserves is complex, requiring subjective decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional exploration and construction activity, evolving production history and the continual reassessment of the viability of production under various economic conditions.

A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; changes in assumed prices; and results of drilling and exploration activities. We make every effort to ensure that reported reserve estimates represent the most accurate assessment possible. However, because of the subjective decisions Management has to make, as well as variances in available data for each ore body, these estimates are generally uncertain.

Changes in reserve quantities, including changes resulting from gold, silver, zinc, lead and copper price assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in impairment of the carrying amount of property, plant and equipment and capitalized mining costs.

We estimate reserves assuming a US$350 per ounce gold price, a US$6.30 per ounce silver price, a US$1,085 per metric ton zinc price and a US$793 per metric ton lead price.

The mines where amortization charges would be most significantly affected by changes in reserve estimates are Uchucchacua, Orcopampa, Colquijirca and Antapite. These mines generally have the largest amounts of property, plant and equipment subject to depreciation and the highest per ounce amortization charges.

Deferred stripping costs

Until December 31, 2004, in order to reasonably match revenues and current production costs, El Brocal deferred certain costs incurred in the expansion of the Tajo Norte mining site. These costs are commonly referred to as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock to access the ore body. Costs related to additional quantities of waste that must be moved to obtain 1 metric ton of mineral were deferred when the actual waste material extracted was higher than the estimate; these costs were amortized when actual waste mineral extraction was lower than the estimate.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-06 "Accounting for Stripping Costs Incurred during Production in the Mining Industry" (EITF 04-6). This addresses accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. This standard may be applied either by the recognition of a cumulative effect adjustment in the period of the adoption or by restating prior period financial statements.

Effective January 1, 2005, El Brocal considers the deferred stripping costs incurred during the production stage as variable production costs that should be included in the cost of inventories produced. This accounting change allowed El Brocal to adopt an accounting policy for deferred stripping that is consistent and acceptable under both U.S. GAAP and Peruvian GAAP.

Deferred income tax asset

Effective Income Tax Rate - 2005

Our income tax expense of S/.75.4 million in 2005 differed from our income tax expense of S/.102.0 million in 2004 mainly as a result of the following:

(a) Non-taxable income. According to current tax regulations, equity participation in affiliates, including the receipt of dividends, is not taxable (permanent item). In 2005, we reduced our theoretical income tax expense by S/.240.3 million compared to S/.158.9 million in 2004 due to our equity participation in investees.

(b) Non-deductible expenses. Pursuant to current tax regulations, the loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad (permanent item). In 2005, we increased our theoretical income tax expense by S/.24.3 million compared to an increase of S/.16.2 million in 2004, due to the non-deductible expense originated by our derivative contracts.

(c) Change of tax status of derivative contracts. During 2005, we revised the terms of some of our derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. Due to the change from a permanent to a temporary item, we reduced our theoretical income tax expense by S/.61.4 million. In 2004 no derivative contract was qualified as a normal sale contract.

Effective Income Tax Rate - 2004

Our income tax expense of S/.102.0 million in 2004 differed from our income tax benefit of S/.198.3 million in 2003 mainly as a result of the following:

(a) Non-taxable income. According to current tax regulations, equity participation in affiliates, including the receipt of dividends, is not taxable (permanent item). In 2004, we reduced our theoretical income tax expense by S/.158.9 million compared to a S/.138.5 million reduction in 2003 due to our equity participation.

(b) Non-deductible expenses. Pursuant to current tax regulations, the loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad (permanent item). In 2004, we increased our theoretical income tax expense by S/.16.2 million compared to an increase of S/.55.3 million in 2003, due to the non-deductible expense originated by our derivative contracts.

(c) Change of status of derivative contract. Effective January 2003, we adopted IAS 39, recording the initial effect of the fair value of all derivative contracts in retained earnings (loss). In December 2003, we revised the terms of some derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. The income tax effect on the loss recorded in retained earnings has been recorded as a S/.77.9 million benefit for the year because of the change of status from a permanent to a temporary item occurred in December 2003.

(d) Valuation Allowance. For each deferred tax asset, Management evaluates the likelihood that all or a portion of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income. If, based on the weight of available evidence, we determine that it is more likely than not that all or some portion of a deferred tax asset will not be realized, we record a valuation allowance against it. In 2004, we reversed a valuation allowance of S/.4.6 million. In 2003, we recorded a valuation allowance of S/.2.6 million and reversed a valuation allowance of S/.43.5 million.

The need to record valuation allowances related to our deferred tax assets depends on the following factors: our (i) long-term estimate of future average realized metal prices, (ii) levels of production, (iii) proven and probable reserves, and (iv) the extent to which tax credits can yield a tax benefit in the future. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

Accrual for mine closing costs

Estimated future mine closing costs are based primarily on legal and regulatory requirements. Prior to December 31, 2002, we recorded closing costs at the end of a mine's life when such amount could be fairly estimated. As of January 1, 2003, we record closing costs when a legally enforceable obligation to close a mine arises. The accrual for mine closing costs is based on studies completed by independent parties, in accordance with current environmental protection regulations. The accrual for mine closing costs corresponds mainly to activities that have to be completed for the restoration of the mining units and affected areas as a consequence of exploitation activities. The principal tasks that must be completed are land movements, reforestation labor and removal of the mining plants.

Upon recognition of a liability, recorded at fair value, related asset retirement costs should be capitalized and allocated to expense over the useful life of the asset. This accounting treatment resulted in an increase of S/.3.5 million and of S/.5.1 million for net property, plant and equipment and other infrastructure costs, respectively, recognition of an accrual for mine closing costs of S/.51.2 million; and recognition of a cumulative effect of the change in accounting principle that reduced net income and shareholders' equity by S/.72.3 million in 2003 (see Note 3(a) to the Financial Statements). We will incur additional depreciation expense over the estimated useful life of the asset and accretion expense to accrete the discounted value of the accrual.

Fair value of derivative instruments

We have futures and options derivative instruments as of December 31, 2005. Fair value estimates are recognized on the consolidated financial statements. See Note 34(a) to the Financial Statements. These estimates are made by independent parties pursuant to relevant market information, such as future prices of gold, silver and zinc, volatility factors, and interest rates. Changes in assumptions and market conditions could significantly affect these estimates.

(a) Outstanding derivative contracts

Effective January 1, 2003, we recognize derivative instruments as assets or liabilities, measured at their fair value, in our consolidated balance sheets pursuant to IAS 39, "Financial Instruments - Recognition and Measurement".

Management's intention is to use derivative instruments to hedge fluctuations in metal prices, mainly gold and silver, and not for trading purposes. However, we do not meet all the criteria established in IAS 39 to account for the derivative instruments as cash flow hedges. The criteria refer to formal documentation and testing of the effectiveness of the derivative instruments. Therefore, according to IAS 39, we recorded a charge of S/.458.2 million to retained earnings in connection with the initial adoption of IAS 39 in 2003. During 2005, we recorded a loss of S/.87.9 million due to changes in the fair value of derivative instruments compared to S/.58.8 million during 2004.

During the first quarter of 2006, our management completed modifications of the terms of all derivative contracts maintained as of December 31, 2005 in order to qualify them as normal sale contracts.

(b) Normal sale contracts

To minimize future fluctuations in consolidated results of operations, during 2003 and 2005 we modified the terms of certain derivative contracts in order to qualify them as normal sale contracts. These contracts were replaced with a series of sales contracts requiring physical delivery of gold over future periods that do not extend beyond October 2012. Under the terms of the contracts, we will realize capped prices ranging up to US$451 per ounce of gold. As of December 31, 2005, the settled value for these contracts was S/.720.8 million and is presented as "deferred income from sale of future production" in the consolidated balance sheets. Such amounts will be included as revenue upon the delivery of the committed ounces.

(c) Reduction of derivative instruments portfolio

In addition to converting derivative instruments into normal sales contracts, in January 2004 we reduced our derivative instruments portfolio by 120,000 ounces of gold. This reduction resulted in a payment of S/.36.8 million that was included in the caption "Loss from change in the fair value of derivative instruments" in the consolidated statements of income.

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

Results of Operations for the Twelve Months Ended December 31, 2005 and 2004

Net sales. Net sales increased 3.1 percent from S/.908.4 million in 2004 to S/.936.6 million in 2005 due to an increase in the price of silver, lead and zinc and an increase in the volume sold of silver during 2005, offset by a decrease in the price of gold for part of 2005. The following tables reflect the average realized price and volume sold of gold, silver, lead and zinc for 2004 and 2005:

Price		Year ended December 31,
		2004	2005	Variation

Gold	US$/Oz	373.78	359.75	-3.8%
Silver	US$/Oz	6.51	7.38	13.4%
Lead	US$/MT	908.79	973.22	7.1%
Zinc	US$/MT	1,026.01	1,299.34	26.6%

Volume		Year ended December 31,
		2004	2005	Variation

Gold	Oz	353,317	348,634	-1.3%
Silver	Oz	14,252,144	14,517,024	1.9%
Lead	MT	31,131	30,320	-2.6%
Zinc	MT	53,001	52,086	-1.7%

(i) Gold. The average sales price of gold decreased from US$373.78 per ounce in 2004 (certain sales contracts had fixed prices and others had spot prices) to US$359.75 per ounce in 2005 (sales contracts primarily had fixed prices). The volume of gold sold also experienced a slight decrease of 4,683 ounces of gold in 2005 compared to 2004, mainly due to a delay in shipments at year-end. The combined effect from the decrease in sales price and volume sold resulted in lower revenue from sales, which decreased by S/.35.8 million in 2005 compared to 2004.

(ii) Silver. The average sales price of silver increased from US$6.51 per ounce in 2004 to S$7.38 per ounce in 2005. The volume of sales increased by 264,880 ounces in 2005 compared to 2004 mainly due to increased production at the Uchucchacua mine as a result of new ore bodies discovered (Edith and Eva María) with higher silver grades. There was also increased silver production in the Colquijirca mine as a result of higher silver grades. The combined effect from the increase in sales price and volume sold resulted in a higher revenue from sales of S/.37.9 million in 2005 compared to 2004.

(iii) Lead. The average sales price of lead increased from US$908.79 per metric ton in 2004 to US$973.22 per metric ton in 2005. However, the total volume sold decreased by 811 metric tons in 2005 due to a slight decrease in the recovery rate of lead in the Colquijirca mine from 62.82 percent in 2004 to 60.0 percent in 2005. The combined effect of the increase in sales price and decrease in volume sold resulted in an increase of S/.1.0 million in 2005 compared to 2004.

(iv) Zinc. The average sales price of zinc increased from US$1,026.01 per metric ton in 2004 to US$1,299.34 per metric ton in 2005. However, the total volume sold decreased by 915 metric tons in 2005 due to the decrease in the average zinc grade from 1.48 percent in 2004 to 1.39 percent in 2005. The combined effect from the increase in sales price and decrease in volume sold resulted in increased revenues from sales resulted in a higher revenue from sales of S/.38.2 million in 2005 compared to 2004.

The revenues of gold, silver, lead and zinc mentioned above do not include the refinery charges and penalties incurred, which amounted to S/.176.4 million in 2005 compared to S/.162.1 million in 2004. This increase is explained by higher metric tones of concentrates sold in 2005 compared to 2004.

Realized income from sale of future production. To minimize future fluctuations in the consolidated results of operations, during 2005 and 2003, we modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. These contracts were replaced with a series of sales contracts requiring physical delivery of gold over future periods that do not extend beyond 2012. Under the terms of the contracts, our revenue will be capped between US$332 to US$451. The fair value of the replaced contracts, amounting to S/.172.5 million in 2005 and S/.710.0 million in 2004, were calculated immediately prior to the execution and recorded as deferred revenue in 2003 and 2005 and would be included as part of total revenues as delivery occurs until 2012. In 2005, we delivered 282,000 ounces of gold as part of the sales contracts mentioned above compared to 198,000 ounces of gold delivered in 2004. As a result, we recognized revenues of S/.92.7 million in 2005 compared to S/.68.8 million in 2004.

Royalty income. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. Royalty income increased 18.2 percent from S/.128.9 million in 2004 to S/.152.3 million in 2005, due to a 19.2 percent increase in Yanacocha's sales of gold from US$1,249.9 million in 2004 to US$1,490.4 million in 2005, partially off-set by the appreciation of the local currency during the first nine months of 2005.

Total costs of operation. Total costs of operation increased 8.9 percent from S/.542.2 million in 2004 to S/.590.6 million in 2005 due to the following:

(a) Operating costs, which include cost for labor (including contractor and personnel expenses), supplies and others, increased 1 percent from S/.340.7 million in 2004 to S/.343.3 million in 2005. Operating cost did not change significantly due to similar levels of production in 2005 compared to 2004.

(b) Exploration and development costs in operational mining sites increased 6.8 percent from S/.127.4 million in 2004 to S/.136.1 million in 2005, due principally to an increase of S/.16.4 million related to our exploration activities at our Orcopampa, Antapite and Shila-Paula mines, and an increase in amortization of development cost of S/.2.9 million. These increases were offset by a decrease of S/.8.6 million related to exploration activities at Uchucchacua, Ishihuinca and Paula mines.

(c) Depreciation and amortization costs increased 50.1 percent from S/.74.1 million in 2004 to S/.111.2 million in 2005, due mainly to additional depreciation expense which resulted from new estimates of the closing costs for the Colquirrumi mine, and full year depreciation expense for assets acquired during 2004.

Total operating expenses. Operating expenses increased 21.4 percent from S/.215.5 million in 2004 to S/.261.7 million in 2005, due to changes in the following components:

(a) Exploration costs in non-operational mining areas increased 4.2 percent from S/.88.2 million in 2004 to S/.91.9 million in 2005 due to higher expenditures in exploration areas, primarily in the La Zanja, Marcapunta and Poracota projects. In addition, together with our partners, we continue conducting exploration activities (mainly exploratory diamond drilling) in the Soras, Los Pircos, Pampa Andino and Trapiche prospects.

(b) General and administrative expenses increased 46.4 percent from S/.76.9 million in 2004 to S/.112.6 million in 2005. This increase was primarily due to a S/.24.8 million increase in long-term officers' compensation (stock appreciation rights) from S/.2.1 million in 2004 to S/.26.8 million in 2005, as a result of the increase in our stock price from S/.78.21 as of December 31, 2004 to S/.97.10 as of December 31, 2005.

(c) Royalty expenses increased 27.9 percent from S/.31.6 million in 2004 to S/.40.4 million in 2005, due to royalties paid to the Peruvian government in connection with the law on mining royalties in force in Peru effective July 2004. Royalties for the full year 2005 were S/.14.2 million (S/.6.6 million for six months in 2004).

(d) Selling expenses decreased 10.7 percent from S/.17.8 million in 2004 to S/.15.9 million in 2005, due primarily to lower freight transportation expenses of concentrates from S/.12.9 million in 2004 to S/.11.9 million in 2005 and the decrease of other related services from S/.4.9 million in 2004 to S/.3.9 million in 2005.

Operating income. As a result of the foregoing, operating income decreased 5.4 percent from S/.348.5 million in 2004 to S/.329.5 million in 2005.

Share in affiliated companies. Income from share equity investment in affiliated companies increased 51.2 percent, from S/.575.9 million in 2004 to S/.870.7 million in 2005, and is primarily attributed to Yanacocha's higher profits, combined with our increased participation in Cerro Verde, as follows:

(a) Income from our interest in Yanacocha increased 29.5 percent, from S/.575.2 million in 2004 to S/.744.7 million in 2005 due mainly to (i) an increase in price per ounce realized on gold sales from US$411 per ounce in 2004 to US$448 per ounce in 2005, and (ii) an increase in volume of gold sold from 3.0 million ounces in 2004 to 3.3 million ounces in 2005, which were offset in part by an increase in the cash cost per ounce of gold sold from US$147 in 2004 to US$150 in 2005.

(b) Our interest in Cerro Verde increased from 9.17 percent in 2004 to 18.29 percent in 2005. This equity increase allows us to exercise significant influence on Cerro Verde and, accordingly, we have decided to use the equity method to account for this investment. In 2005, our interest in this investment amounted to S/.125.6 million. See Note 12(j) to the Financial Statements.

Loss from change in the fair value of derivative instruments increased 49.5 percent from S/.58.8 million in 2004 to S/.87.9 million in 2005. The increase in the fair value from derivative operations was due to a 9 percent increase in gold prices from US$411 as of December 31, 2004 to US$448 as of December 31, 2005.

Interest income. Interest income decreased 4.0 percent from S/.12.2 million in 2004 to S/.11.6 million in 2005 due to the reduction of income from investment funds. We maintained S/.52.8 million in investment funds as of December 31, 2005 compared to S/.86.9 million as of December 31, 2004.

Gain (loss) from exposure to inflation. Effective January 1, 2005, adjustment of financial statements for inflation was suspended pursuant to Resolution No.031-2004-EF/93.01. See Note 2(a) to the Financial Statements. As a result, we did not recognize any gain (loss) related to exposure to inflation during 2005.

Exchange difference gain (loss). Exchange difference gain (loss) increased from a loss of S/.12.6 million in 2004 to a gain of S/.1.5 million in 2005 as a result of higher exchange rates in 2005 applied to the assets and liabilities accounts. We held a foreign net monetary asset position during 2005. See Note 5 to the Financial Statements.

Workers' profit sharing expense. Workers' profit sharing expense decreased from S/.18.4 million in 2004 to S/.8.6 million in 2005. Workers' profit sharing expense is calculated applying a percentage to the taxable income. See "Critical Accounting Estimates-Deferred Income Tax Asset" under this Item 5 "Operating and Financial Review and Prospects".

Income tax expense. Income tax expense decreased from S/.102.0 million in 2004 to S/.75.4 million in 2005. See "Critical Accounting Estimates―Deferred Income Tax Asset" under this Item 5 "Operating and Financial Review and Prospects".

Minority interest. Minority interest expense increased 134 percent from S/.28.2 million in 2004 to S/.66.0 million in 2005, primarily due to higher profits from Inversiones Colquijirca S.A. and Chaupiloma.

Cumulative effect of change in accounting principle due to stripping costs. In 2005, El Brocal charged extraction costs of S/.10.4 million related to the effects of the accounting change for stripping costs. See Note 3(b) to the Financial Statements.

Net income. As a result of the foregoing, net income increased 37.2 percent from S/.685.7 million in 2004 to S/.941.0 million in 2005. As a percentage of net sales, net income was 100.5 percent in 2005, compared with 75.5 percent in 2004.

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

(i) Gold. The volume of gold sold increased 9.1 percent from 323,801 ounces in 2003 to 353,317 ounces in 2004, principally due to an increase in production at the Orcopampa and Antapite mines. Production at the Orcopampa mine increased as a result of intense exploration activities in the Nazareno and Prometida veins, and a considerable increase in the recovery of gold from 86.5 percent in 2003 to 93.7 percent in 2004.

(ii) Silver. Sales of silver increased 28.3 percent from 11,105,174 ounces in 2003 to 14,254,144 ounces in 2004 mainly due to increased production at the Uchucchacua mine as a result of further exploration and exploitation of the Rosario ore body in the Carmen area and at the Magaly and Rossana ore bodies in the Socorro area. This increase was also attributed to the shipment of 672,156 ounces of silver that were delayed in 2003.

(b) We recognized a loss of S/.20.2 million in 2004 compared to a gain of S/.5.4 million in 2003, through Sociedad Minera El Brocal S.A.A., on hedging transactions entered into with well-known investment banks.

Realized income from sale of future production. To minimize future fluctuations in the consolidated results of operations, we entered into transactions that closed out approximately two thirds of our outstanding derivative contracts in December 2003. These contracts were replaced with a series of sales contracts requiring physical delivery of gold over future periods that do not extend beyond 2011. Under the terms of the contracts, our revenue will be capped between US$332 to US$451 per ounce. The fair value of these contracts, S/.710.0 million, was calculated immediately prior to their execution and recorded as deferred revenue in 2003 and will be included as part of total revenues as delivery occurs in 2004 through 2011. In 2004, we recognized revenues of S/.68.9 million related to ounces of gold delivered in connection with these contracts.

Royalty income. Royalty income increased 10.3 percent from S/.116.9 million in 2003 to S/.128.9 million in 2004 due to a 20.6 percent increase in Yanacocha's sales of gold from US$1,036 million in 2003 to US$1,250 million in 2004, which was partially off-set by the revaluation of the local currency.

Total costs of operation. Total costs of operation increased 18.7 percent from S/.456.8 million in 2003 to S/.542.2 million in 2004 due to the following:

(a) Operating costs, which include costs for labor (including contractor and personnel expenses), supplies and other, increased 11.1 percent from S/.306.6 million in 2003 to S/.340.7 million in 2004 as a result of the increase in gold production at the Antapite and Orcopampa mines and an increase in silver production at the Uchucchacua and Colquijirca mines.

(b) Exploration and development costs in operational mining sites increased 47.5 percent from S/.86.4 million in 2003 to S/.127.4 million in 2004 due principally to an increase of S/.15.2 million in exploration activities focused on seeking additional reserves at the Uchucchacua mine, and an increase of S/.15.0 million in amortization of development costs, which includes an additional amortization of S/.10.8 million due to the re-estimation of the mine closure liability at December 31, 2004.

(c) Depreciation and amortization costs increased 15.9 percent from S/.63.8 million in 2003 to S/.74.1 million in 2004 due mainly to the additional depreciation of equipment acquired in 2004 and full depreciation of assets acquired in 2003. In addition, depreciation and amortization costs increased due to S/.5.6 million in charges as a result of the recognition of mine closure costs.

Total operating expenses. Operating expenses decreased 8.0 percent from S/.234.2 million in 2003 to S/.215.5 million in 2004, due to changes in the following components:

(a) Exploration costs in non-operational mining areas increased 48.7 percent from S/.59.3 million in 2003 to S/.88.2 million in 2004 due to higher expenditures in exploration areas, including 24,455 meters of exploratory diamond drilling, primarily in the La Zanja, Pampa Andino, Hatun Orcco, Arenizo, Poracota, Soras and Chilacocha projects. In addition, together with our joint venture partners, we conducted 11,619 meters of exploratory diamond drilling in the Aguas Verdes, Marcapunta, Incapacha and Minasnioc prospects.

(b) General and administrative expenses decreased 37.5 percent from S/.123.2 million in 2003 to S/.76.9 million in 2004 due mainly to the decrease of long-term officers' compensation (stock appreciation rights) from S/.49.6 million in 2003 to S/.2.1 million in 2004 as a result of the decrease in our stock price from S/.98.10 as of December 31, 2003 to S/.78.21 as of December 31, 2004.

(c) Royalty expenses to third parties and to the Peruvian Government increased 25.5 percent from S/.25.1 million in 2003 to S/.31.6 million in 2004. In 2004, the Peruvian government established a mining royalty that owners of mining concessions are required to pay for the exploitation of metallic and non-metallic resources. Royalties paid to the Peruvian government were S/.6.6 million in 2004.

(d) Selling expenses decreased 30.8 percent from S/.25.8 million in 2003 to S/.17.8 million in 2004 due to lower freight expenses of S/.12.9 million in 2004 compared to S/.18.4 million in 2003. The construction of a cyanidation circuit at the Orcopampa mining unit, that commenced operations in March 2004 with a utilization rate of 100 percent, permitted us to increase gold and silver recoveries, as well as to eliminate costs related to transportation of concentrates, since all gold and silver will be shipped as doré bars.

Operating income. As a result of the foregoing, operating income increased 116.2 percent from S/.161.2 million in 2003 to S/.348.5 million in 2004.

Share in affiliated companies. Income from share equity investment in affiliated companies increased 3.3 percent from S/.557.6 million in 2003 to S/.575.9 million in 2004, principally due to Yanacocha's increased net earnings. Income from our interest in Yanacocha increased 3.06 percent from S/.558.1 million in 2003 to S/.575.2 million in 2004 due mainly to (i) an increase in price per ounce realized on gold sales from US$363 per ounce in 2003 to US$411 per ounce in 2004, and (ii) an increase in volume of gold sold from 2.9 million in 2003 to 3.0 million ounces in 2004, which were off-set in part with an increase in cash cost per ounce from US$129 in 2003 to US$147 in 2004.

Loss from change in the fair value of derivative instruments. Effective January 1, 2003, we adopted IAS 39 "Financial Instruments - Recognition and Measurement" which requires that derivatives instruments be measured at their fair value. See "-Critical Accounting Estimates" and Note 34 to the Financial Statements.

Interest income. Interest income increased 55.1 percent from S/.7.8 million in 2003 to S/.12.1 million in 2004 due to increased income on investment funds of S/.3.2 million held in Compass Group. We maintained S/.86.9 million in investment funds as of December 31, 2004 compared to S/.54.9 million as of December 31, 2003.

Gain (loss) from exposure to inflation. The gain (loss) from exposure to inflation decreased from a gain of S/.0.7 million in 2003 to a loss of S/.9.8 million in 2004 due mainly to the currency inflation of 4.9 percent in 2004 (2.0 percent in 2003). We held a net liability position in U.S. Dollars and in Nuevos Soles in 2004 and in 2003.

Exchange difference gain (loss). Exchange difference gain (loss) increased from a loss of S/.0.5 million in 2003 to a loss of S/.12.6 million in 2004 as a result of greater exchange rates in 2004 applied to the assets and liabilities accounts. We held a net monetary asset during 2004. See Note 5 to the Financial Statements.

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

Liquidity and Capital Resources

At December 31, 2005, we had cash and cash equivalents of S/.332.1 million, compared to S/.590.6 million at December 31, 2004.

During May 2006, we purchased one million gold exchange traded funds (representing 100,000 gold ounces) at an average price of US$68.07.

Cash provided by operating activities. Net cash and cash equivalents provided by operating activities were S/.563.0 million in 2005, S/.713.6 million in 2004 and S/.719.5 million in 2003.

Cash provided by operating activities for the Twelve Months Ended December 31, 2005 and 2004. The decrease in net cash flow provided by operating activities in 2005 compared with 2004 was mainly attributable to: (i) decreased collection of dividends primarily from Yanacocha (S/.419.8 million in 2004 compared with S/.307.9 million in 2005), (ii) increased payments to suppliers and third parties (S/.355.2 million in 2004 compared with S/.365.4 million in 2005) as a result of an increase in the operating activities in the mining units, (iii) increased payments of exploration activities (S/.172.2 million in 2004 compared to S/.181.9 million in 2005) due to higher expenditures in exploration areas, primarily in the La Zanja, Marcapunta and Poracota projects, (iv) increased payments to employees (S/.119.6 million in 2004 compared to S/.147.0 million in 2005) due mainly to payments of S/.14.6 million related to the stock appreciation rights, (v) increased payments of income tax (S/.44.5 million in 2004 compared with S/.84.8 million in 2005) as a result of increased earnings by us, Colquijirca and Chaupiloma, and (vi) increased payments of royalties (S/.27.2 million in 2004 compared with S/.42.8 million in 2005) as a result of increased royalty payments to the Peruvian government.

Cash provided by operating activities for the Twelve Months Ended December 31, 2004 and 2003. The increase in net cash flow provided by operating activities in 2004 compared with 2003 was mainly attributable to: (i) increased revenues from customers (S/.885.6 million in 2004 compared with S/.733.6 million in 2003), and (ii) increased royalties paid by Yanacocha (S/.120.1 million in 2004 compared with S/.112.4 million in 2003) in connection with an increase of Yanacocha's sales as a result of increases in price and volume of gold sold in 2004. These increased operating cash flows were partially off-set by (i) a decrease in the collection of dividends (S/.482.0 million in 2003 compared to S/.419.8 million in 2004), (ii) increased payments to suppliers and third parties (S/.313.8 million in 2003 compared to S/.355.2 million in 2004), as a result of the increase in the operating activities in the mining units, (iii) increased payments of exploration activities (S/.128.7 million in 2003 compared to S/.172.2 million in 2004) primarily from the Uchucchacua mine and exploratory diamond drilling in our projects (La Zanja, Pampa Andino, Hatun Orco, Poracota, Soras) and joint venture projects (Aguas Verdes, Marcapunta, Incapacha and Minasnioc); and (iv) increased payments to employees (S/.101.6 million in 2003 compared to S/.119.6 million in 2004) as a result of the increase in gold production at the Antapite and Orcopampa mines and an increase in silver production at the Uchucchacua and Colquijirca mines.

Cash used in investing activities. Net cash and cash equivalents used in investing activities were S/.597.4 million in 2005, S/.273.7 million in 2004 and S/.179.3 million in 2003.

Cash used in investing activities for the Twelve Months Ended December 31, 2005 and 2004. The increase in net cash flow used in investing activities in 2005 compared with 2004 was mainly attributable to: (i) payments of S/.509.2 million in connection with equity investments, mainly related to the acquisition of Cerro Verde's shares, compared to payments of S/.8.0 million in 2004 (see Note 12(j) to the Financial Statements) and (ii) a S/.19.0 million increase in development expenditures (S/.38.6 million in 2004 compared to S/.57.6 million in 2005) mainly related to stepped-up exploration activity at our Orcopampa, Antapite and Shila mines. These increases were offset by decreases of S/.24.5 million in time deposits and S/.38.9 million in the investment fund in 2005, compared with increases of S/.24.3 million and S/.34.8 million in 2004, respectively. In addition, payments from settled derivative instruments were reduced from S/.73.4 million in 2004 to S/.24.1 million in 2005, mainly due to the effect of the derivative contracts turned into normal sale contracts.

Cash used in investing activities for the Twelve Months Ended December 31, 2004 and 2003. The increase in net cash flow used in investing activities in 2004 compared with 2003 was mainly attributable to: (i) payments of S/.73.4 million in connection with derivative instruments settled in 2004 compared to payments of S/.20.8 million in 2003; (ii) a S/.24.3 million decrease in local currency time deposits; and (iii) an increase in acquisitions of property, plant and equipment (S/.67.8 million in 2003 compared to S/.96.5 million in 2004) related principally to the construction of tailing dams at the Orcopampa, Antapite and Colquijirca mines and a cyanidation plant at the Orcopampa mine. These increases in net cash flows were off-set by the investment in 2004 of S/.34.7 million in a variable-fixed income fund compared to an investment of S/.53.1 million in 2003.

Cash used in financing activities. Net cash and cash equivalents used in financing activities were S/.224.1 million in 2005, S/.247.9 million in 2004 and S/.237.6 million in 2003.

Cash used in financing activities for the Twelve Months Ended December 31, 2005 and 2004. The decrease in net cash flow used in financing activities in 2005 compared with 2004 was mainly attributable to lower payments of long-term debt (S/.76.7 million in 2004 compared with S/.50.3 million in 2005) and increased bank loans of S/.13.0 million, compared with payments of S/.10.3 million in 2004. This reduction of cash used in financing activities was mainly offset by increased payments of dividends (S/.152.0 million in 2005 compared to S/.139.5 million in 2004).

Cash used in financing activities for the Twelve Months Ended December 31, 2004 and 2003. The increase in net cash flow used in financing activities in 2004 compared with 2003 was mainly attributable to long-term debt payments of S/.76.7 million in 2004 compared to S/.22.2 million in 2003. See Note 20 to the Financial Statements. This increased cash used in financing activities was off-set by: (i) a decrease in net payments of bank loans from S/.22.9 million in 2003 to S/.10.3 million in 2004; and (ii) long-term debt proceeds of S/.12.1 million. These proceeds were used to repay long-term debt with Banco de Crédito del Perú and Teck Cominco Metals Ltd.

Exploration Costs; Capital Expenditures

Total capital expenditures and exploration costs for 2006 and 2007 (excluding exploration costs at our principal mines, which are included as part of their cost of production) are estimated to be approximately US$30.4 million and US$39.9 million, respectively. These budgeted expenditures include the following projects: (i) construction, at an estimated cost of US$3.6 million, of a new cyanidation plant at Uchucchacua to treat oxide ore; (ii) deepening of the master shaft at the Carmen and Socorro mines, at an expected cost of US$10.6 million; (iii) extension of the Nazareno and Prometida ramps and the construction of an auxiliary shaft to improve ventilation and ore transport at Orcopampa; and (iv) various other exploration projects. See "Item 4. Information on the Company-The Company-History-Capital Expenditures". Exploration costs at locations other than our principal mines are estimated to be approximately US$22.0 million in 2006 and US$28.0 million in 2007. Exploration costs, including such costs at our principal mines are estimated to be approximately US$33.9 million. These exploration costs include all of the costs associated with exploration activities such as drilling, equipment and geological and metallurgical testing. Exploration expenditures for 2006 and 2007 relate primarily to the further evaluation of the following mining units and projects: La Zanja, Tantahuatay, Huancavelica, Poracota, Los Pircos, Pampa Andino, Trapiche, Minasnioc, El Faique and others. See "Item 4. Information on the Company-The Company-Business Overview-Exploration".

We undertook EVAPs filed with the Peruvian government in March 1995 to make capital expenditures in respect of environmental projects. In 2003, 2004 and 2005, we incurred capital expenditures in connection with these environmental projects of approximately US$1.2 million, US$1.4 million and US$2.0 million, respectively. We expect to incur approximately US$2.8 million in 2006 and US$3.0 million in 2007 in capital expenditures relating to environmental projects. Our capital spending plans under the PAMAs were approved by the Peruvian government. The development of more stringent environmental protection programs in Peru could impose additional costs and other constraints on our operations. See "Item 4. Information on the Company-The Company-Business Overview-Regulatory Framework-Environmental Matters".

We expect that we will meet our working capital, capital expenditure and exploration expense requirements for the next several years from internally generated funds, cash on hand and dividends received from our investments in non-consolidated mining operations, including Yanacocha. Additional financing, if necessary for the construction of any project, is expected to be obtained from borrowings under bank loans and the issuance of debt securities. There can be no assurance, however, that sufficient funding will be available to us from the internal or external sources to finance any future capital expenditure program, or that external funding will be available to us for such purpose on terms or at prices favorable to us. A very significant decline in the prices of gold and silver would be reasonably likely to affect the availability of such sources of liquidity. In addition, if we fund future capital expenditures from internal cash flow, there may be less funds available for the payment of dividends.

Recent Accounting Pronouncements (U.S. GAAP/Peruvian GAAP)

Stock Based Compensation

In December 2004, FASB issued SFAS No. 123R, "Share-Based Payment", or SFAS No.l 123R which revised SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123R supersedes APB Opinion 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows". SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. We will adopt the provisions of SFAS No. 123R as of January 1, 2006, using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased or cancelled after January 1, 2006. Additionally, SFAS No. 123R requires the benefits of tax deductions from recognized compensation expenses to be reported as financing cash flow rather than as operating cash flow as currently required. We currently apply the intrinsic value method in accordance with Accounting Board Opinion No. 25―"Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Accordingly, because stock option exercise prices equal the market value on the date of the grant, no compensation cost is currently recognized for stock option grants. The adoption of SFAS 123R did not have a material impact on our financial position, results of operations or cash flows.

Deferred Stripping Costs

In March 2005, FASB ratified Emerging Issues Task Force Issue No. 04-06, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," or EITF 04-6. This addresses accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. Early adoption is permitted by this standard and the guidance may be applied either by the recognition of a cumulative effect adjustment in the period of the adoption or by restating prior period financial statements.

Effective January 1, 2005, El Brocal considers the deferred stripping costs incurred during the production stage as variable production costs that should be included in the cost of inventories produced. The cumulative effect of this accounting change, net of workers' profit sharing, income tax and minority interest, was a loss of S/.10,416,000, which is separately presented in the caption "Cumulative effect of change in accounting principles due to stripping costs" in the consolidated statements of income. This accounting change had no effect in our consolidated financial statements for the year ended December 31, 2004 due to the fact that the stripping costs incurred in such period were treated as part of the cost of inventories produced. In 2003, this change would have represented an increase in the consolidated statements of income in operating costs from S/.456,764,000 to S/.471,093,000 and a decrease in the net income from S/.175,153,000 to S/.172,490,000. In addition, the basic and diluted earnings per share would have decreased from S/.1.38 per share to S/.1.36 per share. Adoption of the new guidelines has not impacted our cash position.

Asset Retirement Obligations

In March 2005, FASB issued Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" or FIN 47, an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", or SFAS No. 154. SFAS No. 154 established new standards in accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless otherwise specified by the literature, unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on our financial position, results of operations or cash flows.

See Note 2(v) to our Financial Statements for recent pronouncements under Peruvian GAAP.

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 and the related notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP. Note 17 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, and provides a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended December 31, 2003, 2004 and 2005 and partners' equity as of December 31, 2004 and 2005. Yanacocha presents its financial statements in U.S. Dollars.

Operating Results

Overview

Yanacocha, the largest gold producer in Latin America, was established in Peru in January 1992, and commenced production activities in August 1993. Yanacocha's operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 900 kilometers north of Lima and north of the City of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35 percent owned by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by us through our 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru S.R.L. See "Item 4. Information on the Company-Yanacocha-Management of Yanacocha-General Manager/Management Agreement". On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from "Minera Yanacocha S.A." to "Minera Yanacocha S.R.L." As a result, Yanacocha (i) cannot have more than 20 partners; (ii) its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (see Note 11 to Yanacocha Financial Statements); and (iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

The table below highlights key financial and operating results:

Summary of Financial and Operating Performance

Year Ending December 31,

2005 2004 2003

Gold Sales (US$000) 1,490,402 1,249,882 1,036,370

Gold ounces sold 3,327,515 3,039,873 2,858,680

Average gold price received (US$/oz) 448 411 363

Costs applicable to sales (US$/oz) 152.6 148.3 132.0

Net income (US$000) 525,474 390,304 320,412

Dividends Paid (US$000) 180,000 280,000 300,000

Gold sales.

Gold sales increased 19 percent from 2004 to 2005, due principally to an increase of 10 percent in production and an increase of 9 percent in the price per ounce of gold. The average price per ounce of gold increased from US$411 in 2004 to US$448 in 2005, which resulted in a total sales increase of approximately US$240.5 million for the year. Increased production resulted in a 9 percent increase in the quantity of gold sold, from 3,039,873 ounces in 2004 to 3,327,515 ounces in 2005. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales.

Costs applicable to sales increased 13 percent from 2004 to 2005, due primarily to higher operating costs mainly attributed to the increase in cost of diesel, consumption of cyanide and personnel costs, as well as increased royalties and workers profit participation expenses, partially off-set by higher silver by-product credits. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of cost applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian GAAP, (iii) royalties of 3 percent of the quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transport costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses and (vi) other costs.

Income tax.

In addition, Yanacocha's financial and operating results were impacted by a tax expense of US$235.4 million, compared to US$181.6 million in 2004, reflecting its increased profitability.

Dividends.

As of December 31, 2005, Yanacocha has paid cumulative dividends of US$1,288.2 million to partners and has reserved US$396.1 million for two reinvestment programs.

Forward looking.

Certain key factors will affect Yanacocha's future financial and operating results. These include, but are not limited to the following:

Fluctuations in the gold price.

Yanacocha expects 2006 gold sales to be 2.6 million ounces at costs applicable to sales per ounce of approximately US$194 per ounce. Sales from 2007 through 2010 are expected to average approximately 1.75 million ounces at costs applicable to sales of approximately US$255 per ounce, with actual gold sales and costs being determined by, among other factors, further mine plan optimization efforts, the discovery and development of additional oxide deposits, and the development of Conga, currently scheduled to commence production in 2010.

Critical Accounting Policies

Yanacocha has furnished us with a discussion of its critical accounting policies or methods used in the preparation of its financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions. Note 2 to the Yanacocha Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Yanacocha's Financial Statements. The following is a brief discussion of the identified critical accounting policies and the estimates and judgments made by Yanacocha.

Stockpiles, Ore on Leach Pads and Inventories

As described below, costs that are incurred in, or benefit, the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and sell the product. Write-downs of stockpiles, ore on leach pads and inventories resulting from net realizable value impairments are reported as a component of costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long-term. The major classifications are as follows:

Stockpiles.

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile's average cost per recoverable unit.

Ore on Leach Pads.

The recovery of gold from certain oxide ores is achieved through heap leaching. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, the leach pads recover approximately 90 percent to 95 percent of the ultimate recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, Yanacocha's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. At December 31, 2005, the weighted-average cost per recoverable ounce of gold on leach pads was US$140 per ounce (unaudited). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded. Based on current mine plans excluding any Minas Conga production, Yanacocha expects to place the last ton of ore on its leach pads in 2014. Including the estimated time required for residual leaching, rinsing and reclamation activities, Yanacocha expects that its leaching operations will terminate within approximately six years following the date that the last ton of ore is placed on the leach pad.

The current portion of leach pads is determined based on estimates of the quantities of gold at the balance sheet date that is expected to be recovered during the next twelve months.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Yanacocha's conversion process is leach in-circuit. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Precious Metals Inventory

Precious metals inventories include gold ore and/or gold bullion. Precious metals that result from Yanacocha's mining and processing activities are valued at the average cost of the respective in-process inventory incurred prior to the refining process, plus applicable refining costs.

Amortization of Property, Plant and Mine Development

Amortization charges for mine development costs are calculated using the units of production method and are based on Yanacocha's current gold production as a percentage of total expected gold production over the life of Yanacocha's mines. The life of the mines is estimated by Yanacocha's geology department using interpretations of mineral reserves, as determined in accordance with the SEC's Industry Guide 7. The estimate of the total expected future life of Yanacocha's mines could be materially different from the actual amount of gold mined in the future and the actual life of the mines due to changes in the factors used in determining Yanacocha's mineral reserves, such as the gold price and operating costs. Any change in management's estimate of the total expected future life of Yanacocha's mines would impact the amortization charge recorded in Yanacocha's financial statements.

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

Reclamation and Remediation Costs (Asset Retirement Obligations)

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143 "Accounting for Asset Retirement Obligations", which established a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement was adopted on January 1, 2003, when Yanacocha recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related assets which resulted in a cumulative effect of a change in accounting principle of US$32.4 million, net of US$10.2 million in taxes (see Note 9 to the Yanacocha Financial Statements). Reclamation costs are allocated to expense over the life of the related assets and are adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. Accounting for reclamation and remediation obligations requires management to make estimates, unique to each of Yanacocha's operations, of the future costs Yanacocha will incur to complete the remediation and reclamation work to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of the reclamation and rehabilitation work required to be performed by Yanacocha. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation and remediation.

Results of Operations for the Twelve Months Ended December 31, 2005 and 2004

Sales

Sales increased 19 percent from US$1,249.9 million in 2004 to US$1,490.4 million in 2005, due principally to an increase of 10 percent in production and an increase of 9 percent in price per ounce of gold. The average price per ounce of gold increased from US$411 in 2004 to US$448 in 2005, which resulted in a total sales increase of approximately US$240.5 million for the year. Increased production resulted in a 9 percent increase in the quantity of gold sold, from 3,039,873 ounces in 2004 to 3,327,515 ounces in 2005. Production by mine was as follows:

Mine	2005	2004
	Ounces	Ounces
Yanacocha	1,198,161	740,087
La Quinua	1,674,329	1,530,112
Carachugo	421,967	701,491
Maqui Maqui	38,631	45,612
	3,333,088	3,017,302

The increase in production in ounces of gold produced in 2005 compared to 2004 was mainly attributed to an increase in the ounces processed (23 percent) from higher leach tons placed from 121.1 million dry metric tons at December 31, 2004 to 133.0 million dry metric tons at December 31, 2005, with higher average grade of 0.86 grams per ton at December 31, 2004 compared to 0.96 grams per ton at December 31, 2005.

Costs applicable to sales

Costs applicable to sales increased 13 percent from US$451 million in 2004 to US$508 million in 2005, due primarily to higher operating costs mainly attributed to the increase in cost of diesel, consumption of cyanide and personnel costs, as well as increased royalties and workers profit participation expenses, partially off-set by higher by-product credits. Costs applicable to sales per ounce of gold increased 3 percent from US$148.3 in 2004 to US$152.6 in 2005, primarily as a result of a higher operating cost per ounce of US$119 in 2004 compared to US$122 in 2005, and as result of higher workers' profit participation costs due to a higher applicable net taxable income, which was partially off-set by an increased by-product metal sales credit from an increase in silver ounces sold. Operating costs increased from US$348.9 million in 2004 to US$428.2 million in 2005. Operating costs consist primarily of drilling, blasting, loading and hauling costs which increased in 2005 primarily as a result of an increase in fuel price to an average of US$2.38 per gallon in 2004 compared to US$2.57 per gallon in 2005. Additional increases in operating costs resulted from the greater consumption of critical items such as drills, nitrate, tires, cyanide and lime (from increase tonnage mined and treated), electricity, increase of personnel cost related to new employees hired (as part of the self performance program) and greater expense on donations and charitable contributions as part of the social responsibility plan.

The increase in the royalty expense paid to S.M.R.L. Chaupiloma Dos de Cajamarca (equivalent to 3 percent of net sales) was directly related to the increase in sales revenues. Royalty expense was US$37.9 million in 2004 compared to US$45.6 million in 2005. Workers profit participation expense is calculated based on taxable income and in accordance with Peruvian labor legislation. See "Item 4. Information on the Company-Yanacocha-Employees." This increase in workers profit participation expense is directly related to the increase of net taxable income. Workers' participation was US$53.9 million in 2004 and US$68.8 million in 2005.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased 8 percent from US$179.4 million in 2004 to US$193.6 million in 2005. This increase was attributable principally to the decrease in the volume of inventories, which resulted in a lower amount of capitalized depreciation and a higher amount charged to the results of the year and higher depreciation expense in connection with its asset retirement cost as a result of the adoption of SFAS No. 143 from US$5.9 million in 2004 to US$7.1 million in 2005.

Exploration Expenses

Exploration costs decreased US$2.3 million from US$35.2 million in 2004 to US$32.9 million in 2005 due to the capitalization of Minas Conga expenses which amounted to US$15.9 million in 2004, and were offset somewhat by higher expenses in regional and district exploration, near mine drilling and advanced projects.

Other expenses

Other expenses decreased in 2005 primarily due to an adjustment for reduced asset retirement cost of US$10.8 million related to the Maqui Maqui mine. In 2004 other expenses were related to a US$4.2 million write-down of La Quinua in connection with its agglomeration plant.

Interest expense and other income

Interest expense and other income increased 350 percent to US$3.5 million in 2005 from an expense of US$1.4 million in 2004. This increase was due primarily to increased interest income from an increase in average cash available in banks with higher interest rates during 2005 and lower interest expense in 2005 as a result of a lower debt position (US$37.0 million in 2004 compared to US$3.2 million in 2005).

Income tax provision

The increase in income tax provision was directly related to Yanacocha's increase in taxable income. The net effective tax rate was 31.7 percent in 2004 compared to 30.9 percent in 2005. The statutory rate for both years was a blend of 30 percent. The factors that most significantly impacted Yanacocha's net effective tax rate were related to non-deductible expenses and penalties.

The uniform income tax rate in Peru was 27 percent of taxable income in 2003. Effective January 1, 2004, the income tax rate in Peru is 30 percent of taxable income (Yanacocha, as explained below, has a stabilized corporate tax rate of 30 percent, excluding income from the La Quinua mine which had a tax rate of 27 percent until December 31, 2003 and 29 percent since January 1, 2004) and for financial statement purposes is calculated for Yanacocha in accordance with U.S. GAAP. Pursuant to Supreme Decree No. 027-98-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase Yanacocha's productivity. This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the MEM.

Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. A Mining Law Stabilization Agreement is a standardized agreement prepared by the MEM, the Ministry of Economy and Finance, the Central Bank and other Peruvian governmental ministries. Such agreements (i) provide stabilized corporate tax rates, (ii) grant the ability to obtain VAT credit, (iii) provide full access to foreign currency and guarantee treatment in all foreign exchange matters as is given to Peruvian nationals, (iv) protect against foreign exchange controls and (v) grant the right to freely dispose of and export mineral products. Yanacocha has entered into such agreements with regard to the following mines: Carachugo/San Jose, Maqui Maqui, Cerro Yanacocha and La Quinua. Pursuant to these agreements, the income tax rate in Peru is 30 percent of taxable income, excluding income from the La Quinua mine which had a tax rate of 27 percent until December 31, 2003 and 29 percent since January 1, 2004.

Net Income

As a consequence of the foregoing, net income increased 35 percent from US$390.3 million in 2004 to US$525.5 million in 2005. As a percent of sales, net income increased from 31 percent in 2004 to 35 percent in 2005.

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

Mine	2004	2003
	Ounces	Ounces
Yanacocha	740,087	813,132
La Quinua	1,530,112	1,146,757
Carachugo	701,491	826,920
Maqui Maqui	45,612	64,334
	3,017,302	2,851,143

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

Costs applicable to sales

Costs applicable to sales increased 20 percent from US$377 million in 2003 to US$451 million in 2004, due primarily to higher operating costs mainly attributed to the increase in cost of diesel, consumption of cyanide and personnel costs, as well as increased royalties and workers profit participation expenses, partially off-set by higher by-product credits. Cash costs per ounce of gold increased 13.9 percent from US$129 in 2003 to US$147 in 2004, primarily as a result of a higher operating cost per ounce of US$119 in 2004 compared to US$104 in 2003, and as result of higher workers' profit participation costs due to a higher applicable net taxable income, which was partially off-set by an increased by-product metal sales credit from an increase in silver ounces sold. Operating costs increased from US$316.3 million in 2003 to US$348.9 million in 2004. Operating costs consist primarily of drilling, blasting, loading and hauling costs which increased in 2004 primarily as a result of an increase in fuel price to an average of US$2.38 per gallon in 2004 compared to US$1.93 per gallon in 2003. Additional increases in operating costs resulted from the greater consumption of critical items such as cyanide and lime (as per inventory reduction plan), electricity, increase of personnel cost related to new employees hired and greater expense on donations and charitable contributions as part of the social responsibility plan.

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

Exploration Expenses

Exploration costs increased by US$11.4 million primarily due to intensive drilling at Minas Conga for US$15.9 million in order to define reserves as of December 31, 2004.

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

Income tax provision

The increase in income tax provision was directly related to Yanacocha's increase in taxable income. The net effective tax rate was 31.7 percent in 2004 compared to 25.6 percent in 2003. The statutory rate for both years was a blend of 30 percent. The factors that most significantly impacted Yanacocha's net effective tax rate were related to non-deductible expenses and penalties.

Cumulative effect of change in accounting principle

As explained above under Critical Accounting Policies, Yanacocha adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", on January 1, 2003 and recorded the estimated present value of reclamation liabilities, or asset retirement obligation or ARO, and increased the carrying amount of the related asset to be retired in the future. Yanacocha allocates the carrying amount of the related asset to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million for the carrying amount of the related asset, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities.

Net Income

As a consequence of the foregoing, net income increased 22 percent from US$320.4 million in 2003 to US$390.3 million in 2004. As a percent of sales, net income increased from 30.9 percent in 2003 to 31.2 percent in 2004.

Non-GAAP information reconciliation

Operating cash cost per ounce of gold sold is defined as the total of costs applicable to sales less non-cash provisions for reclamation and remediation costs. Operating cash is comprised of operating costs, management fees, royalty expenses, selling expenses, write off of assets, workers' profit participation costs and credits for by-product sales. Operating cash cost is a non-GAAP financial measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. When analyzing operating performance, investors should use operating cash cost in addition to, and not as an alternative to, costs applicable to sales. Operating cash cost per ounce is derived from historical statements of income and is presented as supplemental information because management believes it provides additional information to evaluate operations. A reconciliation of Yanacocha's operating cash cost per ounce to U.S. GAAP cost of sales is presented below.

	Year Ending December 31,
	2005		2004		2003
	(US$000)	(c per unit)	(US$000)	(c per unit)	(US$000)	(c per unit)
Cost applicable to sales (U.S. GAAP)	507,806	152.6	450,825	148.3	377,214	132.0
Accretion expense	(7,059)	(2.1)	(6,025)	(2.0)	(6,534)	(2.3)
Other operating costs	-	-	608	0.2	(688)	(0.3)
Cash costs	500,747	150.5	445,408	146.5	369,992	129.4
Total ounces sold	3,327,515		3,039,873		2,858,680
Operating cash cost per ounce (US$)	150		146		129

Liquidity and Capital Resources

At December 31, 2005, Yanacocha had cash and cash equivalents of US$295.5 million, substantially all of which were held in U.S. Dollars, as compared to US$69.8 million at December 31, 2004.

Cash provided by operating activities

Yanacocha's operations generated a net cash flow of US$667.7 million in 2005, US$548.2 million in 2004 and US$553.6 million in 2003. The increase in net cash flow provided by operating activities in 2005 is primarily attributable to higher sales revenues, partially offset by increased operating costs and higher level of materials and supplies inventories. The increase in net cash flow provided by operating activities in 2004 was primarily attributable to the increase in production and sales of gold, partially off-set by higher cash costs and income tax pre-payments. The increase in net cash flow in operating activities in 2003 was attributable to the increase in gold prices and gold ounces sold partially off-set by higher cash costs.

Cash used in investing activities

Net cash used in investing activities was US$225.8 million in 2005, US$231.4 million in 2004 and US$205.7 million in 2003. In 2005, investing activities consisted primarily of capital expenditures associated with the expansions of the La Quinua (stages 5 and 6), Cerro Yanacocha (stage 7) and Carachugo (stage 10) leach pads for US$56.0 millions, mine development of Chaquicocha, Cerro Yanacocha and La Quinua for US$23.9 millions, new mine equipment for US$30.2 millions, environmental projects for US$12.0 millions among others. In addition Yanacocha invested US$17.4 million in developing the Minas Conga project. In 2004, investing activities consisted primarily of capital expenditures associated with the expansions of the La Quinua (stage 4) and Cerro Yanacocha (stage 6) leach pads. Yanacocha invested US$22.2 million and US$14.5 million, respectively, in 2004 for these projects. In addition, Yanacocha invested US$13.1 million in the construction of the new carbon column plant and stripping circuit for Carachugo mine, US$36.9 million in new mining equipment, US$20.4 for environmental and regional water management projects and the remaining balance in other ongoing expansion work. In 2003, investing activities consisted primarily of capital expenditures associated with the expansions of the La Quinua (stages 2 and 4) and Cerro Yanacocha (stages 5 and 6) leach pads. Yanacocha invested US$40.6 million and US$32 million, respectively, in 2003 for these projects. In addition, Yanacocha invested US$18.3 million in the construction of two new carbon column plants for each of the La Quinua and Cerro Yanacocha mines, US$30.3 million in new mining equipment, US$24.4 for environmental and regional water management projects and the remaining balance in other ongoing expansion work.

Cash used in financing activities

Net cash used in financing activities was US$216.1 million in 2005, US$293.4 million in 2004 and US$348.4 million in 2003. In 2005, financing activities consisted of the repayment of US$34.2 million of long-term debt and dividends of US$180 million distributed to partners. In 2004, financing activities consisted basically of the repayments of long-term debt of US$95.5 million and dividends distributed to partners of US$280 million, slightly off-set by proceeds from debt of US$65.5 million. In 2003, financing activities consisted principally of the payment of long-term debt of US$47.6 million and dividend payments to partners of US$300.0 million.

Exploration Costs; Capital Expenditures

Exploration

Yanacocha's basic and advanced exploration costs during the period from 1992 through 2005 were financed with a combination of internally generated funds, advances from partners and loans from DEG and IFC. During 2003, 2004 and 2005, Yanacocha incurred US$13.6 million, US$35.2 million and US$32.9, million respectively, in exploration. During 2006, Yanacocha plans to spend approximately US$24.2 million on exploration. These exploration costs include all of the costs associated with exploration activities such as drilling services (which are subcontracted), geologists and metallurgical testing. See "Item 4. Information on the Company-Yanacocha-Exploration."

Capital Expenditures

Yanacocha's capital expenditures from its formation in 1992 through 2005 were financed with a combination of internally generated funds, advances from shareholders, loans from DEG and IFC and proceeds from the Yanacocha Receivables Securitization (see Note 10 to the Yanacocha Financial Statements). Such capital expenditures have related principally to the construction of the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that includes a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants, at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, and the expansion of the leach pads for the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha's capital expenditures from its formation through December 31, 2005 totaled approximately US$1,870.0 million. Yanacocha anticipates that its capital expenditures for 2006 will be approximately US$327.0 million, in connection with the expansion of the Carachugo stage 10 and La Quinua stage 6 leach pads, continuation of the site-wide management plan to control sediments and chemicals, installation of a reverse osmosis plant for EWT at Pampa Larga, development of Chaquicocha, continuation of the Gold Mill project, delineation of the Minas Conga ore body, construction of an alternate road to the coast and acquisition of heavy mining equipment and various other equipment.

Yanacocha expects that it will meet its working capital, capital expenditure and exploration requirements for the next several years from internally generated funds, cash on hand, borrowings from banks and financial institutions. Yanacocha expects that it will not need additional financing if the price of gold remains over US$250 per ounce. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration requirements, or that external funding will be available for such purpose on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity.

Research and Development

We are a mining exploration and production company and do not engage in research and development activities.

Trend Information

The Company's Trend Information

Other than as disclosed in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition.

For our exploration activities, there is no production, sales or inventory in a conventional sense. Our financial success is dependent upon the extent to which we are capable of discovering mineralization and the economic viability of exploration properties. The construction and operation of such properties may take years to complete and the resulting income, if any, cannot be determined with certainty. Further, the sales value of mineralization discovered by us is largely dependent upon factors beyond our control, including the market value at any given time of the metals produced.

Yanacocha's Trend Information

Other than as disclosed in this Annual Report, Yanacocha has informed us that it is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Yanacocha's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Our Off-Balance Sheet Information

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

Tabular Disclosure of Contractual Obligations

Our Contractual Obligations

The following table shows our contractual obligations as of December 31, 2005:

		Payments Due By Period (in millions of Nuevos Soles)
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-Term Debt-------------...	2,998	1,631	1,367	0	0

Total Contractual Cash Obligations------..	2,998	1,631	1,367	0	0

As of December 31, 2005, we had no other commercial commitments.

Yanacocha's Contractual Obligations

The following table shows Yanacocha's contractual obligations as of December 31, 2005:

		Payments Due By Period (in thousands of U.S. Dollars)
		Less than	1-3	4-5	After 5
	Total	year	years	years	years
Long-Term Debt	0	0	0	0	0
Capital Lease Obligations	3,160	3,160	0	0	0
Reclamation and Remediation Liability	118,565	5,623	0	0	0
Open purchase orders	9,275	9,275	0	0	0
Other Long-Term Obligations (*)	70,478	40,970	25,098	4,410	0

Total Contractual Cash Obligations	201,478	59,028	25,098	4,410	0

___________

(*) Other long-term contracts include deferred workers compensation obligations, power and fuel supply contract commitments and fuel and inventory obligations.

ITEM 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting for a three year term. The last election took place on March 25, 2005, and the next election is scheduled for March 2008. See Item 10. "Additional Information-Memorandum and Articles of Association".

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Alberto Benavides de la Quintana(1)	85	Chairman of the Board	1980	March 2008
Norman Anderson	75	Director	1994	March 2008
Luis Coleridge	69	Director	2000	March 2008
Aubrey Laurence Paverd	67	Director	2002	March 2008
Felipe Ortiz-de-Zevallos	58	Director	2003	March 2008
Roque Benavides Ganoza(2)	51	Director	2004	March 2008
Germán Suárez Chávez(3)	64	Director	2005	March 2008

Executive Officers
Roque Benavides Ganoza(1)	51	President and Chief Executive Officer	2001
Carlos E. Gálvez Pinillos	53	Vice President and Chief Financial Officer	2001
Raúl Benavides Ganoza(1)	50	Business Development Vice President	1997
Mario Santillán Farje	64	Operations Vice President	1992
José Miguel Morales Dasso(1)	60	General Counsel	1970
César E. Vidal	51	Explorations Vice President	1996
Carlos Humberto Rodríguez Calle	61	Comptroller	1984

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

(2) Roque Benavides Ganoza replaced Jorge Benavides de la Quintana, who was a Director until July 2004

(3) Germán Suárez replaced Carlos Plenge Washburn, who was Director until March 2005.

Set forth below is biographical information concerning members of our management:

Alberto Benavides de la Quintana, Founder, Chairman and member of the Compensation Committee and Nominating/Corporate Governance Committee. Mr. Alberto Benavides served as our Chief Executive Officer from 1953 to February 2001 and as a director from 1953 to 1964 and from 1971 to the present, serving as Chairman since 1980. He has been Vice Chairman of Yanacocha's Executive Committee since 1992. He also has served as a director of numerous other mining and mining-related companies that are our subsidiaries. He spent 17 years (1944-1952 and 1964-1971) with Cerro de Pasco Corporation, a Delaware corporation engaged in the mining business that has since been expropriated by the Peruvian government and renamed Centromín Perú, where he was in various management and executive positions involved in the exploration and geology of mines in Peru, including serving as President from 1964 to 1971. He served as President of the Privatization Committee for Centromín from 1992 to 1994 and as director of the Banco Central de Reserva del Perú (the Central Reserve Bank of Peru) from 1992 to 2000. He received a B.S. degree in Engineering from the Universidad Nacional de Ingeniería (National University of Engineering, or UNI) in Peru in 1941 and an M.S. in Geology from Harvard University in 1944 and completed the Advanced Management Program at the Harvard Business School in 1971.

Norman Anderson, Director and member of the Nominating/Corporate Governance Committee. Mr. Anderson has been a director since 1994. He is currently President of Anderson & Associates, a Canadian consulting firm. In 1991, he was elected Chairman of the Board of International Corona Corporation, a Canadian gold mining company that has since merged with a wholly owned subsidiary of Homestake Company, a U.S. mining company. From 1980 to 1986, he was Chief Executive Officer and Chairman of the Board of Teck Cominco. He was employed from 1970 to 1973 by AMAX Inc., a company that has since merged with Cyprus Minerals Company to create Cyprus Amax, and from 1953 to 1970 by Teck Cominco. He is currently a Chairman and Chief Executive Officer of EuroZink Mining Corporation and is a director or officer of other minor mining companies. Mr. Anderson graduated from the University of Manitoba with a B.S. in Geological Engineering in 1953.

Luis Coleridge, Director, Financial Expert, Chairman of the Audit Committee and member of Nominating/Corporate Governance Committee. Mr. Coleridge was elected a director on March 29, 2000. He is presently an independent business consultant. A retired partner of Arthur Andersen & Co., Mr. Coleridge's career spanned 33 years, in which he rose to the position of Managing Partner of Peruvian operations and retired in 1997. He was also professor of accounting and auditing at the Universidad Nacional Mayor de San Marcos, or UNMSM, and other Peruvian universities and colleges. Mr. Coleridge graduated from UNMSM with a B.S. degree in 1962 and completed post-graduate studies in Economics in 1964.

Aubrey Laurence Paverd, Director and member of the Nominating/Corporate Governance Committee. Dr. Paverd is currently a private consultant based in Melbourne, Australia. He has been a director since 2002. From 1994 to 2000, he held the position of Group Executive Exploration with North Ltd., a diversified mining company with gold and base metal mines in Australia, Europe, North and South America. His career with Newmont Mining Corporation spanned 21 years. He began as Chief Geologist of South Africa in 1973, rising through the positions of Chief Geologist at Tsumeb Corporation Ltd., Namibia, a subsidiary of Newmont, to assistant to the Vice President of Exploration in New York in 1979, Director of Foreign Exploration in 1981 and ultimately Vice President of Exploration when he left Newmont in 1994. Mr. Paverd was also a lecturer in geology at Rhodes University during 1972 and 1973 and worked as a field and mining geologist in Australia and Zambia during the period from 1962 to 1969. He received B.S. (Hons) and M.S. degrees from Rhodes University in 1961 and 1966 respectively and a Ph.D. from the University of James Cook North Queensland in 1972. Mr. Paverd is currently also a director of Randgold Resources Ltd., a London listed West African gold mining company.

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz has been a director since August 2003 and was named Vice Chancellor of the Universidad del Pacifico de Lima for a term from June 15, 2004 to June 15, 2009. Mr. Ortiz received a degree in Industrial Engineering from The National Engineering University in 1968, received an M.S. in Administration and Information Technology from the University of Rochester in 1970 and completed the Owner/President Management program at Harvard in 1996.

Roque Benavides Ganoza, Director, President and Chief Executive Officer and member of the Nominating/Corporate Governance Committee. Mr. Benavides has been a director since July 2004 and was our Chief Financial Officer from 1985 to February 2001, when he was appointed President and Chief Executive Officer. Prior to that time, he served as Assistant to our Chairman of the Board from 1980 to 1985 and as a Project Engineer from 1977 to 1979. Mr. Benavides also has been an alternate member of the Executive Committee of Yanacocha since 1992 and was the General Manager of Recuperada S.A., formerly one of our majority-owned subsidiaries that has since merged into us, from 1981 to 1996. He currently is serving as an executive officer and as a director of seven of our nineteen mining and mining-related subsidiaries or affiliates. He also has served as a director of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy) since 1988, serving as Chairman of the Board from 1993 to 1995. Mr. Benavides served as chairman of the Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) from 1999 to March 2001. In 2001, Mr. Benavides was appointed Vice Chairman of the World Gold Council. Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Católica del Perú (Pontifical Catholic University of Peru) in Lima, Peru in 1977 and an M.B.A. from Henley, The Management College of Brunnel University in 1980, completed the Program for Management Development at the Harvard Business School in 1985 and the Advanced Management Program at Templeton College of Oxford University in 1997.

German Suárez Chávez, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Suárez has been a director since March 2005. Mr. Suárez is an economist who was employed by the Central Bank from 1964 to 1990. From 1979 to 1980, Mr. Suárez represented Brazil and Peru at the International Monetary Fund, or IMF, and from 1981 to 1990 he served as an Official of the Ministry of Economy and Finance. Mr. Suárez served as Chairman of Banco de la Nacion from 1990 to 1992 and Chairman of the Central Bank of Peru from 1992 to 2001. He has also served as a representative of Banco de la Nación at Bladex, Extebandes and Arlabank, a member of the board of directors of Latin American Reserves Fund, and currently is member of the board of directors of La Pampilla Refinery, or Relapasa, and Credicorp Ltd. From 1993 to 2001, he served as Governor of the IMF and Alternate Governer of the Inter-American Development. From 2000 to 2001 Mr. Suárez served as Chairman of the IMF G-24. Mr. Suárez graduated from UNMSM with a B.S. in Economics in 1965 and received an M.A. in Economics from Columbia University in 1969.

Carlos E. Gálvez Pinillos, Vice President and Chief Financial Officer. Mr. Gálvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer. As of March 2003, Mr. Gálvez is also an alternate member of Executive Committee of Yanacocha. He served as Deputy Manager of our Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980. Mr. Gálvez has also served as director of the Colquirrumi and Coimolache, two of our subsidiaries, and was appointed director of Conenhua in 2000, director of El Brocal in 2002, director of Contacto S.A. in 2005, and an alternate member of the Executive Committee of Yanacocha in 2003. He also has served as director of the Sociedad de Minería, Petróleo y Energía del Perú (Mining, Petroleum and Energy Society of Peru) since 2000. Prior to joining us, Mr. Gálvez served as Managerial Adjunct for Finance and Credit from 1977 to 1978 at Banco Minero del Perú (Mining Bank of Peru). He has also served as a board member of the Comité de Operación Económica del Sistema Eléctrico Nacional (Committee of Economic Operation of the National Electric System). Mr. Gálvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the University of the Pacific in 1980 and completed the Program for Management Development at The Harvard Business School in 1997.

Raúl Benavides Ganoza, Business Development Vice President. Mr Benavides has been our Business Development Vice President since 1992. He is also currently an alternate member of the Executive Committee of Yanacoha (1992-to date) and board member of several of our subsidiaries. From 1984 to 1996 he was Manager of the Orcopampa mine. Prior to that time, Mr Benavides was a Manager of Operations from 1983 to 1984 and Chief of Mining from 1980 to 1983 at Colquirrumi. Since 1995, he has been a professor of mining administration at Pontificia Universidad Católica del Perú. Mr. Benavides also has served as Vice President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering) since 1994 and was also the President of the Instituto de Seguridad Minera del Perú (Mining Safety Institute of Peru) from 1996 to 2000. Mr. Benavides was a member of the Consulting Board for the National Occupational Safety Association from 2003 to 2004. Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Advanced Management Program at The Harvard Business School in 2001.

Mario Santillán Farje, Operations Vice President. Mr. Santillán has been our manager since 1992. Prior to that time, Mr. Santillán served as our Vice Manager of Operations from 1982 to 1992, Superintendent of our Julcani mine from 1977 to 1982, Superintendent of our Orcopampa mine from 1974 to 1977 and Division Chief/Captain of our Julcani mine from 1970 to 1974. From 1968 to 1970, he was Chief of Mining at Mina Yuritala, a Peruvian mining company. He is a member of the Colegio de Ingenieros del Perú (Engineering Association of Peru) and is currently a director in the Executive Council of the Instituto de Ingenieros de Minas del Perú (Peruvian Institute of Mining Engineers). He received a B.S. in Mining Engineering from UNI in 1968 and also studied advanced courses in mining at Pontificia Universidad Católica del Perú, UNI, the Universidad del Pacífico (University of the Pacific) in Peru and the Colorado School of Mines.

José Miguel Morales Dasso, General Counsel. Mr. Morales has been our General Counsel since 1973. From 1992 to 1995, Mr. Morales served as an alternate member of the Executive Committee of Yanacocha. Mr. Morales has also served as a member of the Executive Committee of Yanacocha since 1995. Mr. Morales currently serves as a director of seven of our nineteen mining and mining-related subsidiaries or affiliates. In addition, he has served as a director of the Instituto Nacional de Derecho de Minería y Petróleo (National Institute of Mining and Petroleum Law), serving as its President from 1989 to 1990 and as a director of the Sociedad de Minería y Petróleo del Perú (Mining and Petroleum Society of Peru) since 1998, serving as its vice chairman since 2000. He has been a director of the following non-mining related companies: Almacenera del Perú S.A. from 1992, Inversiones Cosepa S.A. from 1979, Hotel Costa del Pacífico S.A. from 1994 and El Pacífico-Peruana Suiza Compañía de Seguros from 1979. Since 1973, he also has been a partner of Estudio Aurelio García Sayán-Abogados, a Lima law firm. In February 2003, Mr. Morales was elected president of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy). On January 31, 2005, Mr. Morales ended his tenure as President of Sociedad Nacional de Minería, Petróleo y Energía and was elected on March 16, 2005 President of Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) until 2007. Mr. Morales received his law degree from Pontificia Universidad Católica del Perú in 1968 and completed the Sloan Program at Stanford University's Graduate School of Business in 1976.

César E. Vidal, Explorations Vice President. Mr. Vidal has been our Explorations Vice President since the beginning of 1996. Mr. Vidal also currently serves as director of El Brocal and Coimolache. From 1981 to 1987, he served as a geologist for BISA. Prior to joining us, from 1991 to 1995, he served as an independent economic geologist consultant to several mining companies, including us. From 1987 to 1991, he served as the chief geologist for Perubar S.A., a Peruvian zinc mining company. Mr. Vidal received his B.S. in Geology from UNI in 1977, a Ph.D. in Geology from the University of Liverpool in 1980 and certification as an engineering geologist in Peru from UNI in 1984. He also was a post-doctoral research fellow at the Universität Heidelberg (the University of Heidelberg) from 1985 to 1986.

Carlos Humberto Rodríguez Calle, Comptroller. Mr. Rodríguez has served as our Comptroller since 1984 and as Secretary of our Audit Committee. In February 2003, Mr. Rodríguez was elected our Compliance and Ethics Officer. He also served as Comptroller at Cyanamid Peruana S.A., a Peruvian chemical and pharmaceutical company, from 1965 to 1975, and as General Accountant at Petrolera Amotape S.A., a Peruvian oil company devoted to exploration and development of oil, from 1963 to 1964. Mr. Rodríguez received his B.S. in Economic and Commercial Sciences and Accounting from Pontificia Universidad Católica del Perú in 1972. In 1988, Mr. Rodríguez obtained a degree in Management from Universidad de Piura.

Compensation

During the year ended December 31, 2005, the aggregate amount of compensation that we paid to all directors and executive officers was approximately S/.13.2 million, including director's fees accrued in 2004 and paid in 2005. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual directors or executive officers.

We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs. This program is in effect as long as the executives are employed by us at the settlement date of the program. See Note 17(b) to the Financial Statements.

Board Practices

The Audit Committee

The Audit Committee, composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or General Meeting, and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the Commission and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Coleridge, Ortiz-de-Zevallos and Suárez.

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

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders, and monitoring issues and practices related to corporate governance and to propose necessary actions in respect thereof. The members of the Nominating/Corporate Governance Committee are currently Messrs. Anderson, Coleridge, Paverd, Ortiz-de-Zevallos , Benavides Ganoza and Suárez.

Employees

At December 31, 2005, we and our subsidiaries had 1,984 employees, of which 1,123 were on our payroll. In addition, we have entered into arrangements with independent contractors, which employed 2,100 persons who worked at our operations. Although the total number of employees has decreased since December 31, 1997, we have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2005, the average tenure of our permanent laborers at the Julcani, Uchucchacua, Orcopampa and Recuperada mines (the only mines for which we have long-term historical records) was approximately 18 years.

Of our 1,123 permanent employees, approximately 63 percent are members of eight different labor unions (three unions and one labor union committee for clerical workers and three unions and one labor union committee for permanent laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. Each of the labor unions is a company-based union with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length, and set wages for the applicable period and include increases as negotiated and certain other employee benefits, such as overtime, bonuses and family benefits.

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of our employees and housing, hospitals and a full range of social services for our permanent employees and their families at townsites near our mines in compliance with mining regulations. We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount, four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by us to the Fondo Nacional de Capacitación Laboral de Promoción del Empleo (FONDO EMPLEO), a fund established to promote employment and employee training.

Under Peruvian law, we may dismiss workers for cause by following certain formal procedures. We may dismiss a worker without cause, provided that we pay such worker a layoff indemnification in an amount equal to one and a half month's salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months' salary. Several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer's grounds, have limited our ability to dismiss a worker without cause. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to one month's salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws enacted in 1991, we deposit funds for severance payments in a bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

Our permanent employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the ONP or in AFPs. We are required to withhold from each of the salaries of the employees enrolled in the ONP system approximately 13 percent of such employee's salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system approximately 13 percent of such employee's salary, and pay such amounts to the respective AFP (exact amount varies from one AFP to another). Additionally, for workers involved in mining and metallurgical processes, an additional 2 percent is withheld from their salaries, and we contribute an additional 2 percent to increase their pension funds. We have no liability for the performance of these pension plans. We also pay to the employees of the independent contractors an amount of money sufficient to cover the employers' costs with respect to severance and pension payments.

In addition, we pay to ES SALUD nine percent of our total payroll for general health services for all permanent employees. Prior to May 1997, we were required to pay to ES SALUD one percent of our payroll of blue collar employees for employment-related illness and accidents, or the Workers Compensation Fund Payment. In addition, Law No. 26790 also requires us to provide private insurance representing an average payment equal to 1.30 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards. As of December 1, 2004, we are no longer required to pay a total of 2 percent of our total payroll for the Extraordinary Solidarity Tax.

We have not experienced any strikes during the past five years.

Share Ownership

At April 30, 2006, our directors and executive officers, as a group, owned 25,991,703 Common Shares, representing 20.43 percent of all the 127,221,164 shares outstanding. Our directors and executive officers do not own any Investment Shares.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

As of April 30, 2006, we had 137,444,962 Common Shares, including 10,565,130 treasury shares, and 372,320 Investment Shares, including 30,988 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of April 30, 2006 with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Control of the Company*

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Fidelity Low prices Stock Fund	3,433,600	2.50	-	-	3,433,600	2.49
Benavides Family(1)	37,485,198	27.28	54,489	14.64	37,539,687	27.24
Fidelity Management & Research Co.	7,837,900	5.71	-	-	7,837,900	5.69
Cia Minera Condesa S.A.	10,565,130	7.69	30,988	8.33	10,596,118	7.69
Merrill Lynch IIF-World Gold Fund	5,000,000	3.64	-	-	5,000,000	3.63
Merrill Lynch Investment Managers Ltd. (U.K.).	8,647,825	6.30	-	-	8,647,825	6.28
AFP, Nueva Vida	4,435,310	3.23	-	-	4,435,310	3.22
AFP, Integra	5,860,191	4.27	-	-	5,860,191	4.26
AFP Horizonte.	4,384,699	3.19	-	-	4,384,699	3.19
Directors and Executive Officers as a Group	25,991,703	20.43	-	-	25,991,703	18.86

________________

(1) Includes Common Shares directly or indirectly owned by Alberto Benavides de la Quintana and certain members of his immediate and extended family and their spouses.

(2) The beneficial ownership of Common Shares adds up to more than 100 percent due to participation by certain members of the Benavides Family as Directors and/or Executive Officers.

* At April 30, 2006.

As of April 30, 2006, we estimate that 75,166,166 ADSs are held in the United States, which represent approximately 54.69 percent of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 19 institutions at April 30, 2006.

Related Party Transactions

Except as otherwise disclosed herein, no director, senior officer, principal shareholder or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of our last financial year that has materially affected us, or in any proposed transaction that would materially affect us. Except as otherwise disclosed herein, we have entered into no transactions with parties that are not "related parties" but who would be able to negotiate terms not available on an arm's-length basis. From time to time in the ordinary course of business, we enter into management, exploration, mine construction, engineering and employment contracts with joint venture companies in which one or more of our direct or indirect subsidiaries holds equity or partnership interests.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and received a 3 percent royalty on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to S/.116,857,000, S/.128,889,000 and S/.152,342,000 in 2003, 2004 and 2005, respectively, and are presented as royalty income in the consolidated statements of income.

Condesa received cash dividends from Yanacocha of approximately S/.482,025,000, S/.414,911,000 and S/.264,034,000 in 2003, 2004 and 2005, respectively.

Cash dividends received from Cerro Verde amounted to approximately S/.4,871,000 in 2004 and S/.43,892,000 in 2005.

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract expired on December 31, 2004 and was renewed in January 2005 under the same terms. The revenues related to this service contract amounted to approximately S/.12,343,000 for the year ended December 31, 2005, S/.10,176,000 for the year ended December 31, 2004 and S/.11,408,000 for the year ended December 31, 2003.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for us operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services amounted to approximately S/.12,813,000 in 2005, S/.13,265,000 in 2004 and S/.14,282,000 in 2003.

Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

Consolidated Financial Statements

See "Item 19. Exhibits" for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

Other than the legal proceeding relating to Yanacocha described in "Item 4. Information on the Company-Yanacocha-Legal Proceedings" and as described below, we and Yanacocha are each parties to certain other legal proceedings arising in the normal course of business, none of which, individually or in the aggregate, is material.

On March 25, 2005, we entered into a settlement of litigation filed February 2, 2002, by Patrick Maugein against Newmont Mining Corporation, Compañía de Minas Buenaventura S.A.A. and certain affiliated corporate entities and named individuals. The lawsuit, filed in the United States District Court for the District of Colorado, was dismissed by the district court on January 15, 2004, and was pending on appeal before the United States Court of Appeals for the Tenth Circuit. As a result of the settlement, on March 25, 2005, that appeal was dismissed with prejudice.

Dividends and Dividends Policy

We can distribute three kinds of dividends: (i) cash dividends, which are paid out of our net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of our stock, and (iii) stock dividends for the purpose of capitalizing profits, in each case as described in more detail below. All shares outstanding and fully paid are entitled to share equally in any dividend declared based on the portion of our capital represented by such share. Shares of capital stock, which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution. No cash dividend may be declared in respect of a given year unless we have earned net distributable income in respect of such year. However, a company may declare dividends during the year. We may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as "provisional dividends", as explained below.

The Board of Directors, following the end of each fiscal year, makes a recommendation to the annual obligatory shareholders' meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares.

The dividend policy establishes that dividends will be not less than 20 percent of our net profits. In principle there are two kinds of dividend payments: the interim dividends which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment which will be paid in accordance with the general shareholders' meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such annual obligatory shareholders' meeting and Board meeting, as well as to the availability of earnings to distribute. According to Peruvian Corporate Laws, there is an exception that permits holders of at least 20 percent of total Common Shares outstanding, require that not less than 50 percent of our after-tax profits during the previous year and legal reserve allocation be paid out in the form of dividends.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of eight percent of pre-tax profits (which may differ from pre-tax profits determined under Peruvian GAAP due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid. Next, remaining earnings are taxed at the standard corporate income tax rate, which is 30 percent since January 1, 2004. Not less than ten percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20 percent of the paid-in share capital. In addition, the holders of Common Shares can allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders. Any dividend approved by a shareholders' meeting after December 31, 2002 is subject to an additional withholding tax at the rate of 4.1 percent of the total amount of dividends distributed to the shareholders who either are (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) a non-domiciled company or entity. Dividends paid to domiciled companies or entities are not subject to such withholding tax. If any tax or other governmental charge will become payable by Banco Wiese Sudameris of Lima Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

Dividends on issued and outstanding Common Shares and Investment Shares are distributed in accordance with the proportion of the total capital represented by such respective shares. Dividends are distributed pro rata in accordance with the number of Common Shares or Investment Shares. Accordingly, any dividend declared would be apportioned 99.73 percent to the holders of Common Shares and 0.27 percent to the holders of Investment Shares. This proportion will not change in the future except and to the extent holders of Common Shares and Investment Shares exercise their preemptive rights disproportionately in any future issuance of Common Shares and Investment Shares, or we issue Common Shares without preemptive rights in accordance with Article 259 of the Peruvian Companies Law.

Holders of Common Shares and Investment Shares are not entitled to interest on dividend payments.

Holders of ADRs are entitled to receive dividends with respect to the Common Shares underlying the ADSs evidenced by such ADRs, subject to the terms of the related Amended and Restated Deposit Agreement, to the same extent as owners of Common Shares.

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Nuevos Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax of 4.1 percent. See "Item 10. Additional Information-Taxation-Peruvian Tax Considerations".

We issue stock dividends for value per share of our stock. The book value of our share capital is based on the nominal (par) value of each share but is adjusted to account for inflation; thus, in inflationary periods, our book value will increase while the nominal value will remain constant. In order to adjust the book value of each share to equal or approximate the nominal value, we periodically issue new shares that are distributed as stock dividends to each existing shareholder in proportion to such shareholder's existing holdings, unless it increases the nominal value of the existing shares. These stock dividends (which under the Peruvian income tax law are not considered dividends) do not change a stockholder's percentage of interest in us. In addition, we may from time to time capitalize profits and, in such case, we have to distribute stock dividends representing the profits capitalized.

Dividends not collected within ten years will be retained by us, increasing our legal reserve, and the right to collect such dividends will expire.

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a balance sheet at any given time). We, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of financial statements which show the existence of net distributable income obtained during the current fiscal year. In the event that, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, we could legally require all shareholders (including holders of ADRs) to return such payment to us with interest. However, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a "dividends paid in advance" account to be off-set by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the year 2001. Cash dividends with respect to these years were paid per Series A Share, Series B Share and ADS. Effective on May 3, 2002, we redesignated our Series B Shares and Series A Shares as Common Shares and each of our ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, we modified the ratio of our ADSs from two Common Shares per ADS to one Common Share per ADS. See "Item 4. Information on the Company-The Company-History and Development-History-Redesignation of the Company's Shares and ADSs":

Year ended December 31,	Per Series A Share(1)			Per Series B Share(1)			Per ADSs(1)			Per Investment Share(1)
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2001	0.1100	0.2100	0.3200	0.1100	0.2100	0.3200	0.2200	0.4200	0.6400	0.1100	0.2100	0.3200

________________

(1) Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2001.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2002 through 2005. Dividends with respect to such years were paid per Common Share and ADS.

Year ended December 31,	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2002(1)	0.3202	0.303	0.6232	0.6404	0.606	1.2464	0.3202	0.3030	0.6232
2003(2)	0.5453	-	0.5453	1.0906	-	1.0906	0.5453	-	0.5453
2003(2)	0.3282	0.5536	0.8818	0.3282	0.5536	0.8818	0.3282	0.5536	0.8818
2004(3)	0.5312	0.585	1.1162	0.5312	0.585	1.1162	0.5312	0.585	1.1162
2005(4)	0.6102	0.7216	1.3318	0.6102	0.7216	1.3318	0.6102	0.7216	1.3318

________________

    Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2002.

    Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2003.

    Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2004.

    Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2005.

In addition to the above mentioned cash dividends, in November 2002, we distributed stock dividends, which in the aggregate were equivalent to S/.2.8 million, in the form of El Brocal shares. In August 2003, we distributed an extraordinary stock dividend as of S/.0.5453 per share.

Minority Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of the minority shareholders that were formerly contained in Law No. 26985. Pursuant to Article 262-A of the Peruvian Companies Law, we will publish within sixty days after the Annual Obligatory Shareholders Meeting the total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares; the total amount of uncollected dividends; and where shares and dividends pending claim are available for the minority shareholders. The publication must be made in the official gazette "El Peruano" and on our website. Article 262-B describes the procedure to request share certificates and/or dividends. Pursuant to Article 262-C, we are required to submit to CONASEV the list of shareholders that have and have not picked-up their share certificates and/or have or have not collected their dividends within 60 days of the required publication in El Peruano. Article 262-F describes the procedure for handling any claim that the minority shareholders may file, such claims to be solved by CONASEV.

Significant Changes

No significant change in our financial affairs has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Trading Markets

Effective on May 3, 2002, we redesignated our Series B Shares and Series A Shares as Common Shares. From such date, each of our ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, we modified the ratio of our ADSs from two Common Shares per ADS to one Common Share per ADS. See "Item 4. Information on the Company-The Company-History and Development-History-Redesignation of the Company's Shares and ADSs". Accordingly, since May 3, 2002, the Common Shares and ADSs representing the Common Shares (each ADS representing two Common Shares) have been listed and traded on the New York Stock Exchange under the symbol "BVN". In addition, the Common Shares are listed and traded on the Lima Stock Exchange. The Investment Shares have been listed and traded on the Lima Stock Exchange since 1979.

As of April 30, 2006, the share capital with respect to the Common Shares was S/.549,779,848.00 represented by 137,444,962 shares and the share capital with respect to the Investment Shares was S/.1,489,280.00 represented by 372,320 shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of April 30, 2006, there were 1,524 owners of record of the Common Shares and 1,074 owners of record of the Investment Shares.

Historical Information

The Series B Shares and the ADSs which represented the Series B Shares (each ADS represented two Series B Shares) were listed, and the ADSs were traded, on the New York Stock Exchange from May 31, 1996 until May 2, 2002, under the symbol "BVN". In addition, the Series B Shares were listed and traded on the Lima Stock Exchange from May 15, 1996 until May 2, 2002. The ADSs which represented the Series B Shares were issued under the terms of a Deposit Agreement dated May 20, 1996, among ourselves, The Bank of New York, as depositary, and the owners and beneficial owners of ADSs. The Series A Shares were listed and traded on the Lima Stock Exchange since 1971.

The creation of the Series B Shares was authorized at an extraordinary meeting of shareholders held on March 20, 1996. At that meeting, outstanding common shares were renamed as Series A Shares, and a capital increase of a new class of common shares, designated Series B Shares, was approved. On May 31, 1996, the Series B Shares began trading on the Lima Stock Exchange and on May 15, 1996, the ADSs began trading on the New York Stock Exchange. On November 26, 1997, we consummated the Series A Exchange Offer, pursuant to which we exchanged 32,472,952 Series A Shares for an equal number of Series B Shares. Immediately prior to the Series A Exchange Offer, there were 98,995,000 Series A Shares and 19,154,617 Series B Shares. Upon consummation of the exchange, there were 66,522,048 Series A Shares and 51,627,569 Series B Shares.

On December 10, 1998, we consummated an exchange offer pursuant to which we exchanged 18,666,198 Labor Shares (now known as Investment Shares) for 18,666,198 Series B Shares. On December 3, 1999, we commenced an exchange offer, pursuant to which we offered to exchange on a one-for-one basis, all outstanding Series A Shares and Investment Shares for our Series B Shares, or the Redemption and Exchange Offer. The Redemption and Exchange Offer terminated, in accordance with its terms, on January 13, 2000. As a result of the Redemption and Exchange Offer, 23,433,294 Series A Shares and 629,147 Investment Shares were tendered for redemption and/or exchange and accepted by us and were exchanged for equal numbers of Series B Shares. At December 31, 1999 (prior to the consummation of the Redemption and Exchange Offer), the share capital with respect to the Series A Shares was S/.66,522,048 represented by 66,522,048 shares; the share capital with respect to the Series B Shares was S/.70,293,767 represented by 70,293,767 shares; and the share capital with respect to the Investment Shares was S/.1,011,467 represented by 1,001,467 shares. Following the consummation of the Redemption and Exchange Offer, the share capital with respect to the Series A Shares was S/.43,088,754 represented by 43,088,754 shares; the share capital with respect to the Series B Shares was S/.94,356,208 represented by 94,356,208 shares and the share capital with respect to the Investment Shares was S/.372,320 represented by 372,320 shares.

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Nuevos Soles. The table also includes for the same periods the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars from the date after the redesignation of our Series B Shares and Series A Shares as Common Shares on May 3, 2002. See "Item 4. Information on the Company-The Company-History and Development-History-Redesignation of the Company's Shares and ADSs":

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2002 (after May 3, 2002)	8.18	50.64	31.00	51.26	30.77	20.11	0.15	35.67	22.87
2003	4.56	99.07	42.90	66.99	44.02	24.04	0.13	49.34	26.68
2004	2.21	101.17	69.36	109.38	29.45	19.62	0.18	69.90	50.93
2005	3.03	105.17	67.44	106.57	31.42	20.59	0.09	78.90	55.77

Quarterly highs and lows
2003
1st quarter	1.27	48.79	42.90	13.38	28.14	24.04	0.03	28.67	26.68
2nd quarter	1.49	51.18	46.47	11.12	29.92	26.58	0.03	29.17	27.22
3rd quarter	1.15	66.66	57.87	13.80	39.17	32.87	0.03	33.84	29.01
4th quarter	0.65	99.07	78.39	28.69	44.02	28.74	0.04	49.34	41.34

2004
1st quarter	1.28	101.17	80.67	32.97	29.45	22.89	0.06	60.75	50.93
2nd quarter	0.40	88.36	69.36	24.10	25.90	19.62	0.05	64.00	55.67
3rd quarter	0.22	79.41	70.90	19.40	23.66	20.47	0.02	62.00	59.34
4th quarter	0.31	82.80	74.43	32.91	25.41	21.32	0.05	69.90	62.70

2005
1st quarter	0.46	76.50	68.57	25.41	23.68	20.62	0.01	64.30	62.00
2nd quarter	0.57	74.44	67.44	20.32	23.41	20.59	0.03	56.69	54.34
3rd quarter	1.27	87.05	76.22	24.82	27.14	23.39	0.02	61.34	55.77
4th quarter	0.73	105.17	86.99	36.02	31.42	25.26	0.03	78.90	75.34

Monthly highs and lows
2005
November	0.21	98.50	84.70	10.69	29.65	25.13	0.01	80.70	77.00
December	0.24	109.00	93.40	11.76	32.07	26.63	0.01	78.00	75.00
2006
January	0.36	106.50	86.51	20.13	31.34	25.88	0.01	74.00	73.00
February	0.20	92.00	82.00	12.08	28.24	24.43	0.01	73.00	73.00
March	0.28	95.00	77.12	17.54	27.50	22.81	0.02	75.00	73.00
April	0.18	100.00	81.00	18.10	30.50	24.22	0.00	76.00	75.00

_______________

(1) Source: Lima Stock Exchange

(2) Source: Bloomberg

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

_______________

(1) Source: Lima Stock Exchange

(2) Source: The New York Stock Exchange, Inc.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

ITEM 10. Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

Organization and Register

We were formed on September 7, 1953 by public deed as a Peruvian sociedad anónima. However, in May of 1998, our By-laws were changed to conform with the new Peruvian Companies Law. The term of existence is indefinite and our principal place of business is Lima, Peru.

We are managed by the General Meeting, the Board of Directors and the management.

Objectives and Purposes

Our legal purpose is to engage in mining operations and related activities either directly or through majority-owned subsidiaries and controlled companies. Likewise, we may hold shares of companies performing mining operations.

Directors

The Board of Directors, which must be comprised of seven members, is elected at the Annual Obligatory Meeting. Any changes in the Board of Directors require the approval of the shareholders. The removal of the Board of Directors must be approved at a shareholders' meeting, attended by holders of 75 percent of the Common Shares in the first summons and 70 percent of the Common Shares in the second summons, by resolution approved by, at least, two thirds of the total number of Common Shares outstanding. In the case of resignation of Directors, the Board of Directors may appoint substitute Directors who will serve until the next shareholders' meeting.

Directors are elected as a group for a term of three years and may be reelected indefinitely. Pursuant to Article 29 of our By-laws, Directors are not required to be shareholders. The Board of Directors, in its first meeting after the Annual Obligatory Meeting during which elections are held, must choose from among its members a Chairman and a Vice Chairman. The Peruvian Companies Law requires that all companies (sociedades anónimas) provide for the representation of minority shareholders on their Boards of Directors. To that effect, each of our Common Shares gives the holder the right to as many votes as there are directors to be elected. Each holder may pool his votes in favor of one person or distribute them among various persons. Those candidates for the Board who receive the most votes are elected directors.

The Board of Directors meets when called by the Chairman of the Board, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence or abuse their powers.

Our By-laws do not contain any provisions related to a director's power to vote on matters in which the director is materially interested. However, Article 180 of the Peruvian Companies Law requires a director with an interest that conflicts with an interest of ours on a specific matter to disclose such interest to us and abstain from participating in the deliberation and decision of the said matter. A director that contravenes such requirement is liable for the damages suffered by us and can be removed by the Board of Directors or a shareholders' meeting upon the request of any shareholder or any member of the Board.

Our By-laws also do not contain any provisions with respect to the power of the Directors to vote upon matters relating to their own compensation. Nevertheless, Article 30 of the By-laws requires that the Board of Directors receive compensation of no more than 4 percent of the profits of each fiscal year after making deductions for workers' profit sharing, taxes, reinvestment of profits for tax benefits and legal reserves. This amount will be submitted for ratification by the General Meeting during the annual obligatory meeting, at which time it approves the balance sheet, taxes, reinvestment of profits for tax benefits and legal reserves.

Our By-laws contain no provision relating to the directors' power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only in the event that the agreement relates to operations the company performs in the regular course of business and in an arms-length transaction. Further, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company's Board of Directors. Directors are jointly liable to the company and the company's creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law.

Neither our By-laws nor the Peruvian Companies Law contain age limit requirements for the retirement or non-retirement of directors.

Shares and Voting Rights

We have two classes of shares, the Common Shares and the Investment Shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital.

Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board of Directors, where each such holder is entitled to one vote per share per nominee. Each holder's votes may be cast all for a single nominee or distributed among the nominees at the holder's discretion. Holders of Common Shares may attend and vote at shareholder meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of public companies that are sociedades anónimas abiertas, as we are, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

Our share capital may be increased by holders of Common Shares at a shareholder meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of Common Shares at a shareholder meeting. Capital reductions are mandatory when accumulated losses exceed 50 percent of capital to the extent such accumulated losses are not off-set by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to CONASEV, the Lima Stock Exchange and the Superintendencia Nacional de Administración Tributaria (SUNAT) and published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

The Investment Shares do not represent our stock obligations. Holders of Investment Shares are neither entitled to exercise voting rights nor to participate in shareholder meetings. However, Investment Shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as Common Shares.

Changes in the Rights of Shareholders

Our By-laws do not contain special provisions relating to actions necessary to change the rights of holders of the classes of shares. However, Article 88 of the Peruvian Companies Law establishes that all shares of a same class must have the same rights and obligations, and that in the event that we decide to establish different rights and obligations we must create a different class of shares, which creation will be agreed upon by the General Meeting in accordance with the requirements for modification of the By-laws. The Common Shares are the only class of shares representing 100 percent of our share capital, and, therefore, each share has the same rights and obligations of each other share. These requirements are described under "-Shares and Voting Rights" above.

The rights of any class of shares may not be reduced except in accordance with the Peruvian Companies Law.

Shareholders' Meetings

Pursuant to Peruvian law and our By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of CONASEV, as provided in Article 253 of the Peruvian Companies Law. If we do not hold the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholder meeting required by the Peruvian Companies Law or our By-Laws, CONASEV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting, which will take place in a reasonable period of time. Other shareholder meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least five percent of the Common Shares. If, at the request of holders of five percent of the Common Shares, the shareholder meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, CONASEV will call for such meeting. In CONASEV calls for a shareholders meeting, CONASEV will indicate the place, time and hour of the meeting, the agenda and the person who will preside. If it is a meeting other than the Annual Obligatory Meeting or a shareholder meeting required by the Peruvian Companies law or the By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting. Resolución CONASEV No. 111-2003-EF-94.10 as amended by Resolución CONASEV No. 015-2005-EF/94.10 approved provisions related to the right of the minority shareholders to obtain information regarding a sociedad anónima abierta such as us and to request CONASEV to call a shareholders meeting if it is not called by the sociedad anónima abierta upon request. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholder meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder's shares, agrees to hold the shareholder meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholder meetings.

Since we are a sociedad anónima abierta, notice of shareholders' meetings must be given by publication of a notice, with the publication occurring at least 25 days prior to any shareholders' meeting, in El Peruano and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholder meeting by holders of 100 percent of the outstanding Common Shares. According to Article 25 of the By-Laws and Article 257 of the Peruvian Companies Law, shareholder meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the By-Laws, the sale in a single act of assets with an accounting value that exceeds 50 percent of our capital stock, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50 percent of our total voting shares. For the second call, the presence of shareholders holding at least 25 percent of our total voting shares constitutes a quorum, and for the third call there is no quorum requirement. These decisions require the approval of the majority of the voting shares represented at the shareholder meeting. General Meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

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

Under our By-Laws, the following actions are to be taken at the annual obligatory shareholders' meetings: approval of our balance sheets, profit and loss statements and annual reports; approval of management performance; allocation of profits; election of external auditors; election of the members of the Board of Directors; and any other matters submitted by the Board of Directors. The following actions are to be taken at the same annual shareholders' meetings if the quorum and majority requirements are met or at any other shareholders' meeting: any amendment of the By-Laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor's reports; liquidating, merging, consolidating, dissolving, or changing our business form or structure.

In accordance with Article 21 of the By-laws, only those holders of Common Shares whose names are inscribed in the Share Register not less than 10 days in advance of a meeting will be entitled to attend shareholder meetings and to exercise their rights.

Limitations on the Rights of Nonresident or Foreign Shareholders

There are no limitations in our By-laws or the Peruvian Companies Law on the rights of nonresident or foreign shareholders to own securities or exercise voting rights on our securities.

Change in Control

There are no provisions in our By-laws that would have the effect of delaying, deferring or preventing a change in control.

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the CONASEV, which became effective on May 3, 2006, when an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25 percent) of the voting shares of a company, a procedure known as Oferta Pública de Adquisición, or Takeover Bid, must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company's voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. In addition, CONASEV and the Lima Stock Exchange must be notified of any transfer of more than 5 percent of our paid-in-capital.

Changes in the Capital

Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than is required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways.

Corporate Governance

In November 2003, the Commission approved changes to the New York Stock Exchange's listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by United States domestic companies under the New York Stock Exchange, or NYSE, listing standards.

There are significant differences in the corporate governance practices followed by us as compared to those followed by United States domestic companies under the NYSE's listing standards. The NYSE listing standards provide that the board of directors of a United States domestic listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of the members of the board of directors be independent.

The listing standards for the NYSE also require that United States domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the Board of Directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and does not require that these special governance bodies be composed partially or entirely of independent directors. We maintain three committees, which include the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Our Board of Directors has determined that our Audit Committee is composed entirely of independent directors, as defined in the NYSE's Listed Company Manual.

The NYSE's listing standards also require United States domestic companies to adopt and disclose corporate governance guidelines. In July 2002, CONASEV and a committee composed by regulatory agencies and associations prepared and published a list of suggested corporate governance guidelines called "Principles of Good Governance for Peruvian Companies." These principles are disclosed on Conasev web page http://www.conasev.gob.pe. Our code of business conduct and ethics establishes our principles of good corporate governance and, as indicated in "Item 16B. Code of Ethics," is posted on our website.

Material Contracts

On March 16, 2005, we, along with Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A., entered into a participation agreement, or the Participation Agreement, whereby, subject to certain closing conditions, we agreed to increase our ownership interest in Cerro Verde up to 20.1 percent and Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation and Summit Global Management B.V., or the Sumitomo Group, agreed to acquire an ownership interest in Cerro Verde of between 21.0 and 24.99 percent in connection with a US$850 million expansion of the Cerro Verde operation to mine a primary sulfide ore body. On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation acquired equity positions in Cerro Verde totaling 21 percent. The remaining minority shareholders own 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Cerro Verde received cash totaling US$441.8 million and Phelps Dodge's interest in Cerro Verde was reduced to 53.6 percent from 82.5 percent. Since that time, we purchased additional common shares on the Lima Stock Exchange, and currently own 18.5 percent of Cerro Verde.

On September 30, 2005, Cerro Verde obtained debt financing facilities in the overall amount of US$450 million, subject to certain conditions for the expansion. The above-mentioned cash invested by the Sumitomo Group and us to establish or increase ownership interest in Cerro Verde is also a major source of funds for the expansion. Approximately US$300 million has been spent on the Cerro Verde expansion. The current copper production at Cerro Verde is approximately 100,000 tons per year of copper cathode. After completion of the expansion, copper production is expected to be approximately 300,000 tons per year.

Effective December 30, 2005 and January 2, 2006, we acquired 50 percent and 25 percent, respectively, of the capital stock of Minas Poracota S.A., or Minas Poracota, for a purchase price of US$4.5 million. According to the shareholders agreement we executed with Teck Cominco Perú S.A., or Teck Cominco, if a preliminary study to be carried out by us and Teck Cominco indicates a probability of gold production that is greater than 300,000 ounces per year, Teck Cominco will have the right to increase its equity interest in Minas Poracota to 50 percent and operate the project. Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold. However, if the preliminary study indicates that gold production is less than 300,000 ounces per year, we have the option to purchase the remaining 25 percent of the capital stock of Minas Poracota for US$2.25 million.

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

Taxation

The following summarizes the material Peruvian and United States tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a "straddle" or "conversion transaction" for tax purposes and holders of ten percent or more of our voting shares. There is no tax treaty currently in effect between Peru and the United States, except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the United States which are subject to change and possibly with retroactive effect.

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

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax, at a rate of 4.1 percent of the dividend paid, when the dividend is paid to shareholders that are: (i) individuals, whether domiciled or non-domiciled in Peru or (ii) non-domiciled companies or entities. Distributions of additional Common Shares representing profits, distribution of shares which are not distribution of earnings or profits, as well as distribution of preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all shareholders generally will not be subject to Peruvian income or withholding taxes.

Capital Gains

Pursuant to Article 19, paragraph l, item 1, of the Peruvian Income Tax Law, as amended by Legislative Decree 945 effective since January 1, 2004, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if (i) in the case of individuals, the transaction is effected on or before December 31, 2006; and (ii) in the case of shareholders other than individuals, the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2006. Legislative Decree 945 also amended Article 2 of the Peruvian Income Tax Law to define: (i) capital gains as any revenue coming from the sale of capital assets; and (ii) capital assets as those assets whose purpose is not to be traded in the regular course of business of the owner of the assets. This definition of capital gains could imply that the gains effected from the sale or disposition of Common Shares on the Peruvian stock exchange (floor session) are not exempted from Peruvian income tax if such Common Shares are deemed not to be capital assets as defined in Article 2 of the Preuvian Income Tax Law. However, Article 2 of the Peruvian Income Tax Law also provides that the sale of shares and similar securities is an operation which produces capital gains. Therefore, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if the seller is an individual and the transaction is effected on or before December 31, 2006 or, if the seller is not an individual, the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2006. There is no assurance that this exemption will be extended beyond December 31, 2006.

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

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. New tax legislation signed into law on May 28, 2003, and amended by legislation signed into law on May 17, 2006, provides for a maximum 15 percent U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive US income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. The ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation with respect to payouts to our ADS holders and, therefore, dividends paid to an individual U.S. holder with respect to ADSs should be taxed at a maximum rate of 15 percent. The maximum 15 percent tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2010. Dividends paid in Nuevos Soles are includible in a United States dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Nuevos Soles for a different amount of U.S. Dollars will be United States source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax but in other circumstances may constitute a taxable dividend.

A U.S. Holder will be entitled to a foreign tax credit for Peruvian taxes imposed by withholding or otherwise, subject to generally applicable limitations and restrictions. In the case of U.S. individuals for whom the reduced rate of tax on dividends applies, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. Holder generally is not subject to United States Federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Capital Gains

U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary. U.S. Holders will not recognize gain or loss on deposits or withdrawals of Common Shares in exchange for ADSs or on the exercise of preemptive rights. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of Common Shares or ADSs in a transaction subject to Peruvian tax, the U.S. Holder may not be able to claim the foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit. Generally, gain or loss will be a long-term capital gain or loss if the U.S. Holder's holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2011, the long-term capital gain tax rate for an individual U.S. Holder is 15 percent. For sales occurring before May 6, 2003, or after December 31, 2010, under current law the long-term capital gain rate for an individual U.S. Holder is 20 percent.

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

Passive Foreign Investment Company

We believe that we are not and will not become a passive foreign investment company for United States Federal income tax purposes. A foreign corporation is a passive foreign investment company, or PFIC, in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable look-through rules, either (i) at least 75 percent of its gross income is passive income or (ii) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

If we were a PFIC in any year during which a U.S. Holder owned ADSs or Common Shares, we would not be treated as a "qualified foreign corporation" for purposes of qualifying dividends paid to a U.S. Holder for the preferential 15 percent maximum U.S. tax rate noted above and the U.S. Holder would be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of ADSs or Common Shares (regardless of whether we continued to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on ADSs or Common Shares during a taxable year exceed 125 percent of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period for the ADSs or Common Shares). To compute the tax on an excess distribution or any gain, (i) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period for the ADSs or Common Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If we were a PFIC, U.S. holders of interests in a holder of ADSs or Common Shares may be treated as indirect holders of their proportionate share of the ADSs or Common Shares and may be taxed on their proportionate share of any excess distribution or gain attributable to the ADSs or Common Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disposition of its interest in the actual holder as gain on the sale of the ADSs or Common Shares.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file annual reports and other information to the Commission. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279-0001. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by us to the Commission may be accessed through this web site.

Subsidiary Information

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

The following discussion contains forward looking statements that are subject to risks and uncertainties, many of which are out of our control. Our primary market risks are related to fluctuations in the prices of gold, silver, zinc and lead. To a lesser extent, we are subject to market risk related to fluctuations in US$/Nuevo Sol exchange rates and to market risk related to interest rate fluctuation on our cash balances.

Gold Commodity Contracts

Gold and silver hedging and sensitivity to market price

Our revenues and expenses are to a great extent influenced by world market prices for gold, silver and zinc that fluctuate widely and over which we have no control. Until 1998, we pursued a limited economic hedging and options strategy, locking in metals prices on a medium-term basis when we considered market prices attractive. However, in 1998 we adopted a new hedging strategy, in order to focus on long-term position-taking on the price of precious metals.

Yanacocha has informed us that it has generally not engaged in, and is currently not engaged in, gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

In October 2004 our Board of Directors issued a mandate not to enter into new hedging transactions. To avoid future fluctuations in the consolidated results of operations, since 2003, we have been modifying the terms of certain gold derivative instruments in order to qualify them as normal sales contracts. As of December 31, 2005, we significantly reduced our gold economic hedging contracts, and we have downsized our participation in gold price hedging activities, such as forward sales and put/calls options, to 15 percent of total gold commitments. At December 31, 2005 we had gold derivative contracts for a maximum of 340,000 gold ounces at price up to US$357 per ounce of gold. At that date, the estimated fair value of the net hedging position (price hedging activities) was negative by S/.227.2 million. Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are subjective in nature and involve the judgment of management. Changes in assumptions and market conditions could significantly affect these estimates. During the three month period ended March 31, 2006, we recognized losses of S/.43.9 million due to the changes in the fair value of the remaining gold derivative contracts which occurred during this period.

In March 2006, we closed out all our outstanding gold derivative contracts that were maintained as of December 31, 2005 and replaced them with sales contracts that require physical delivery of gold (normal sales).

Under the terms of the normal sales contracts, we will realize capped prices ranging from the applicable market price to US$451 per ounce. At March 31, 2006, we are committed to sell 2,224,000 ounces of gold at market price up to US$451 per ounce until October 2012. In 2004 and 2005, we delivered 198,000 and 282,000 ounces of gold at an average price of US$341.82 and US$340.72, respectively, as part of the sales contracts mentioned above. See further discussion in Note 34 to our Financial Statements.

Silver Derivatives Contracts

At March 31, 2006, we had contracts for 250,000 ounces of silver at a fixed price of US$6.00, expiring in August 2006.

Gold Convertible Put Option Contracts

We had the following gold convertible put option contracts at March 31, 2006:

Gold Convertible Put Option Contracts	2006	2007	2008	2009	After 2009	Total
Knock-in contracts Ounces Average price US$/oz Knock-out contracts Ounces Average price US$/oz	- - 45,000 345.00	- - 60,000 345.00	120,000 300.00 60,000 345.00	- - 60,000 345.00	- - 52,500 345.00	- - 397,500 345.00

Knock-out/knock-in option contracts are contingent bought put options that might terminate (or knock-out) or convert (or knock-in) to bought put options, depending on certain market conditions. Referred contingent option contracts are marked to market with changes reflected in income. Fair value of these contracts as of March 31, 2006 was US$33,830.

Normal Sales

We had the following normal sales contracts outstanding at March 31, 2006:

Normal Sales	2006	2007	2008	2009	After 2009	Total	Fair Value
Ounces	291,000	368,000	388,000	383,000	794,000	2,224,000
Average price - cap US$/oz	338.94	338.13	354.56	370.12	406.55	371.04

We regularly examine our strategy with regard to hedging. Our Chief Executive Officer, Chief Financial Officer and Commercial Deputy Manager coordinate our day-to-day economic hedging activities. Mark to market value of these contracts as of March 31, 2006 was negative US$583.1 million.

Exchange Rate Sensitivity

We buy and sell our products and obtain capital financing and investment in U.S. Dollars; consequently, we have exposure to the effects of fluctuations in the prevailing foreign currency exchange rates. In periods of devaluation, holding a net monetary asset position in a foreign currency would result in an exchange gain (exchange loss in periods of appreciation) while holding a net monetary liability position in foreign currency would result in an exchange loss (exchange gains in periods of appreciation). From 2001 to 2003, we held a net monetary liability position and from 2004 and 2005, we held a net asset position. We do not use derivative financial instruments to manage this risk and we consider that the future fluctuations in the foreign currency exchange will not significantly affect the results of our future operations.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See note 18 to the Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

ITEM 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Evaluation of disclosure controls and procedures.

As of December 31, 2005, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Changes in internal controls.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, as well as all other employees. Our code of business conduct and ethics is posted on, and we intend to disclose any amendments to, or waivers from our code of business conduct and ethics on, our website which is located at http://www.buenaventura.com. The information on our website is not a part of, nor incorporated into, this document.

ITEM 16C. Principal Accountant Fees and Services

Medina, Zaldivar, Paredes & Asociados, a member firm of Ernst & Young International, has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2004 and 2005, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually at the General Meeting. The Audit Committee proposed at the General Meeting that Medina, Zaldivar, Paredes & Asociados be elected as the independent auditor for 2006.

The following table presents the aggregate fees for professional services and other services rendered by Medina, Zaldivar, Paredes & Asociados for 2004 and 2005.

Year ended December 31,
	2004	2005
Audit Fees	US$313,270	US$330,500
Audit-Related Fees	US$70,000	US$150,200
Tax Fees	US$82,000	US$80,000
All Other Fees	─	─

Audit Fees. Audit fees in the above table are the aggregate fees billed by Medina, Zaldivar, Paredes & Asociados in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits.

Audit-related Fees. In 2004 and 2005, audit-related fees were incurred in connection with a quality assurance review of the initial implementation of the United States Sarbanes-Oxley Act of 2002.

Tax Fees. Tax fees in the above table are fees billed by Medina, Zaldivar, Paredes & Asociados in connection with review of income tax filings, transfer pricing studies and tax consultations.

Other Fees. We had no Other Fees for 2004 and 2005.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy. In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members and engagement letter is executed. The Audit Committee approved all audit, tax and audit-related fees in 2005.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2005, neither we nor any person acting on our behalf made any purchase of our common shares.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

Please refer to Item 19.

ITEM 19. Exhibits

Page
(a) Index to Financial Statements and Schedules
COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-1
Consolidated financial statements
Consolidated balance sheets as of December 31, 2004 and 2005	F-2
Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005	F-3
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2003, 2004 and 2005	F-4
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-5
Notes to the consolidated financial statements	F-7

MINERA YANACOCHA S.R.L.

Report of Independent Registered Public Accounting Firm	F-52
Financial statements
Statements of income for the years ended December 31, 2003, 2004 and 2005	F-53
Balance sheets as of December 31, 2004 and 2005	F-54
Statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-55
Statements of changes in Partners' Equity for the years ended December 31, 2003, 2004 and 2005	F-56
Notes to the financial statements	F-57

(b) Index to Exhibits

1.1 By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

1.2 By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

4.1 Participation Agreement among Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Phelps Dodge Corporation, Cyprus Climax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. dated March 16, 2005 (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2004, filed on May 27, 2005)

4.2 Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerno Verde S.A.A. dated June 1, 2005

11 Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)
12.1 Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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

Dated: June 6, 2006

Index to the Financial Statements

Page

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Report of Independent Registered Public Accounting Firm, issued by Medina,
Zaldivar, Paredes & Asociados F-1

Consolidated financial statements

Consolidated Balance Sheets as of December 31, 2004 and 2005 F-2
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005 F-3
Consolidated Statements of Changes in Shareholders' Equity for the years ended
December 31, 2003, 2004 and 2005 F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2003,
2004 and 2005 F-5
Notes to the Consolidated Financial Statements F-7

Minera Yanacocha S.R.L.

Report of Independent Registered Public Accounting Firm F-52
Financial statements

Statements of Income for the years ended December 31, 2003, 2004 and 2005 F-53
Balance Sheets as of December 31, 2004 and 2005 F-54
Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 F-55
Statements of Changes in Partners' Equity for the year ended December 31,
2003, 2004 and 2005 F-56
Notes to the Financial Statements F-57

ERNST & YOUNG Medina, Zaldivar, Paredes
& Asociados Sociedad Civil

Report of Independent Registered Public Accounting Firm

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the Company) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2003, 2004 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has an 43.65 percent interest) and the financial statements of Sociedad Minera Cerro Verde S.A. A. (an equity accounted affiliated entity in which the Company has an 18.299 percent interest) as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been audited by other auditor whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., is based solely on the reports of the others auditors. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share in the net income in this entity is S/.1,152.2 million and S/.1,714.4 million as of December 31, 2004 and 2005, and S/.515.7 million, S/.583.3 million and S/.752.9 million for the years ended December 31, 2003, 2004 and 2005, respectively. Likewise, the Company's investment and share in the net income in Sociedad Minera Cerro Verde S.A.A., obtained from the corresponding financial statements, is S/.491.9 million as of December 31, 2005 and S/.125.6 million for the year ended December 31, 2005, respectively.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audits and the reports of the independent auditors of Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A. provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in Peru, which differ in certain respects from U.S. generally accepted accounting principles (see notes 38 and 39 to the consolidated financial statements).

Effective January 1, 2003, the Company adopted IAS 39, Financial Instruments - Recognition and Measurement, and together with its affiliate Minera Yanacocha S.R.L., modified its accounting policy to record its long-lived assets retirement obligations. Likewise, effective January 1, 2005, with the purpose of adopting international industry practices, the Company modified its accounting policies for recording mining stripping costs. See note 3.

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ VICTOR BURGA

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

February 17, 2006, except for notes 38 and 39
as to which the date is June 5, 2006

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 and 2005
Stated in thousand of Peruvian Nuevos Soles
	Note	2004	2005	2005
		S/.(000)	S/.(000)	US$(000)
				(Note 4)
Assets
Current assets
Cash and cash equivalents	6	614,862	332,102	96,795
Investment funds	7	86,971	52,884	15,414
Trade accounts receivable	8	97,061	93,354	27,209
Other accounts receivable, net	9	12,248	19,089	5,563
Accounts receivable from affiliates	37(b)	46,078	66,038	19,247
Inventories, net	10	69,353	94,377	27,507
Current portion of prepaid tax and expenses	11	40,471	43,182	12,586
Total current assets		967,044	701,026	204,321

Long - term other accounts receivable	9	4,574	5,044	1,470
Prepaid tax and expenses	11	14,059	12,405	3,616
Investment in shares	12	1,531,347	2,502,267	729,311
Property, plant and equipment, net	13	603,559	583,281	170,003
Development costs, net	14	143,258	163,924	47,778
Deferred stripping costs	3(b)	56,056	-	-
Other non-current assets, net		6,199	5,303	1,546
Deferred income tax and workers' profit sharing asset, net	31(a)	245,299	308,091	89,796
Total assets		3,571,395	4,281,341	1,247,841

	Note	2004	2005	2005
		S/.(000)	S/.(000)	US$(000)
				(Note 4)
Liabilities and shareholders' equity, net
Current liabilities
Bank loans	15	13,150	26,229	7,645
Trade accounts payable	16	61,188	53,089	15,473
Other current liabilities	17	133,261	204,597	59,633
Derivative instruments	34(a)	70,927	59,138	17,236
Current portion of long-term debt	18	36,332	1,631	475
Deferred income from sale of future production	34(b)	74,937	107,079	31,209
Total current liabilities		389,795	451,763	131,671
Other long-term liabilities	17	83,465	96,852	28,229
Derivative instruments	34(a)	267,852	168,017	48,970
Long-term debt	18	15,031	1,367	398
Deferred income from sale of future production	34(b)	568,772	613,791	178,896
Total liabilities		1,324,915	1,331,790	388,164
Minority interest	19	66,347	80,247	23,389
Shareholders' equity, net
Capital stock, net of treasury shares of S/.49,659,000 in 2004 and 2005	20	596,755	596,755	173,930
Investment shares, net of treasury shares of S/.66,000 in 2004 and S/.127,000 in 2005		1,683	1,622	473
Additional capital		610,659	609,734	177,713
Legal reserve		129,276	129,276	37,679
Other reserves		923	923	269
Retained earnings		734,059	1,598,716	465,962
Cumulative translation loss		(148,513)	(67,962)	(19,808)
Cumulative unrealized gain on investments in shares carried at fair value, note 12(a)		256,331	240	70
Cumulative unrealized loss on derivative instruments		(1,040)	-	-
Total shareholders' equity, net		2,180,133	2,869,304	836,288
Total liabilities and shareholders' equity, net		3,571,395	4,281,341	1,247,841

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2003, 2004 and 2005
Stated in thousand of Peruvian Nuevos Soles
	Note	2003	2004	2005	2005
		S/.(000)	S/.(000)	S/.(000)	US$(000)
					(Note 4)
Operating revenues
Net sales	22	735,306	908,441	936,595	272,980
Realized income from sale of future production	34(b)	-	68,837	92,753	27,034
Royalties income	37(a)	116,857	128,889	152,342	44,402
		__________	__________	__________	__________
Total revenues		852,163	1,106,167	1,181,690	344,416
		__________	__________	__________	__________
Costs of operations
Operating costs	23	306,624	340,697	343,327	100,066
Exploration and development costs in operational mining sites	24	86,354	127,435	136,053	39,654
Depreciation and amortization	13(c)	63,786	74,077	111,177	32,404
		__________	__________	__________	__________
Total costs of operations		456,764	542,209	590,557	172,124
		__________	__________	__________	__________
Gross margin		395,399	563,958	591,133	172,292
		__________	__________	__________	__________
Operating expenses
Exploration costs in non-operational mining sites	25	59,255	88,241	91,919	26,792
General and administrative	26	123,161	76,866	112,630	32,827
Royalties	27	25,142	31,557	40,350	11,760
Selling	28	25,776	17,839	15,864	4,624
Amortization of other assets		910	994	896	261
		__________	__________	__________	__________
Total operating expenses		234,244	215,497	261,659	76,264
		__________	__________	__________	__________
Operating income		161,155	348,461	329,474	96,028
		__________	__________	__________	__________
Other income (expenses), net
Share in affiliated companies, net	12(b)	557,558	575,858	870,748	253,788
Loss from change in the fair value of derivative instruments	34(a)	(668,030)	(58,774)	(87,872)	(25,611)
Interest income	29	7,785	12,132	11,646	3,394
Gain (loss) from exposure to inflation	2(a)	793	(9,847)	-	-
Exchange difference gain (loss)		(472)	(12,636)	1,483	432
Interest expense	29	(8,687)	(7,515)	(5,797)	(1,689)
Other, net	30	(12,804)	(13,505)	(18,305)	(5,334)
		__________	__________	__________	__________
Total other income (expenses), net		(123,857)	485,713	771,903	224,980
		__________	__________	__________	__________
Income before workers' profit sharing, income tax, minority interest and cumulative effects of changes in accounting principles		37,298	834,174	1,101,377	321,008
Workers' profit sharing	31(a)	62,887	(18,356)	(8,569)	(2,498)
Income tax	31(a)	198,286	(101,997)	(75,406)	(21,978)
		_________	_________	_________	_________
Income before minority interest and cumulative effects of changes in accounting principles		298,471	713,821	1,017,402	296,532
Minority interest	19	(51,023)	(28,171)	(66,003)	(19,237)
		_________	_________	_________	_________
Income before cumulative effects of changes in accounting principles		247,448	685,650	951,399	277,295
Cumulative effect of change in accounting principle due to mine closing	3(a)	(72,295)	-	-	-
Cumulative effect of change in accounting principle due to stripping costs	3(b)	-	-	(10,416)	(3,036)
Net income		175,153	685,650	940,983	274,259
Basic and diluted earnings per share, before cumulative effects of changes in accounting principles, stated in Peruvian Nuevos Soles and U.S. dollars	32	1.95	5.39	7.48	2.18

Cumulative effect of change in accounting principle due to mine closing		(0.57)	-	-	-
Cumulative effect of change in accounting principle due to stripping costs		-	-	(0.08)	(0.02)
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	32	1.38	5.39	7.40	2.16

Weighted average number of shares outstanding		127,236,219	127,236,219	127,229,844	127,229,844

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2003, 2004 and 2005
Stated in thousand of Peruvian Nuevos Soles

	Capital stock, net of treasury shares
	Number of shares	Common shares	Investment shares	Additional capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized loss on derivative instruments	Total
		S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1st, 2003	126,879,832	596,755	1,683	610,659	81,537	-	683,769	7,369	-	-	1,981,772
Loss in the initial valuation of investments in shares maintained at fair value, note 2(f)	-	-	-	-	-	-	(5,957)	-	-	-	(5,957)
Declared and paid dividends, note 20(f)	-	-	-	-	-	-	(159,164)	-	-	-	(159,164)
Shares carried at fair value	-	-	-	-	-	-	-	-	209,130	-	209,130
Loss in the initial valuation of derivative instruments, note 2(r)	-	-	-	-	-	-	(458,189)	-	-	-	(458,189)
Gain in the initial valuation of derivative instruments classified as hedging instruments held by El Brocal, note 2(r)	-	-	-	-	-	-	-	-	-	1,742	1,742
Loss from change in the fair value of derivative instruments classified as hedging instruments held by El Brocal	-	-	-	-	-	-	-	-	-	(8,085)	(8,085)
Transfer to legal reserve	-	-	-	-	17,749	-	(17,749)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A., note 20(g)	-	-	-	-	-	-	-	(36,764)	-	-	(36,764)
Net income	-	-	-	-	-	-	175,153	-	-	-	175,153
Balance as of December 31, 2003	126,879,832	596,755	1,683	610,659	99,286	-	217,863	(29,395)	209,130	(6,343)	1,699,638
Declared and paid dividends, note 20(f)	-	-	-	-	-	-	(139,464)	-	-	-	(139,464)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	47,201	-	47,201
Gain from change in the fair value of derivative instruments classified as hedging instruments held by El Brocal, note 34(a)	-	-	-	-	-	-	-	-	-	4,621	4,621
Transfer due to change in terms of hedging contracts held by the subsidiary El Brocal	-	-	-	-	-	-	-	-	-	-	-
Realized income from sale of future production of El Brocal	-	-	-	-	-	-	-	-	-	682	682
Transfer to legal reserve	-	-	-	-	29,990	-	(29,990)	-	-	-	-
Others	-	-	-	-	-	923	-	-	-	-	923
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A., note 20(g)	-	-	-	-	-	-	-	(119,118)	-	-	(119,118)
Net income	-	-	-	-	-	-	685,650	-	-	-	685,650
Balance as of December 31, 2004	126,879,832	596,755	1,683	610,659	129,276	923	734,059	(148,513)	256,331	(1,040)	2,180,133
Effect of adoption of the equity method on Sociedad Minera Cerro Verde S.A.A. investment, note 12(j)	-	-	-	-	-	-	75,680	(10,348)	(256,043)	-	(190,711)
Declared and paid dividends, note 20(f)	-	-	-	-	-	-	(152,006)	-	-	-	(152,006)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	(48)	-	(48)
Realized revenue from sale of future production of El Brocal	-	-	-	-	-	-	-	-	-	1,040	1,040
Investment shares acquired by Subsidiary	-	-	(61)	(925)	-	-	-	-	-	-	(986)
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., (maintained through Compañía Minera Condesa S.A.) and in Sociedad Minera Cerro Verde S.A.A., note 20(g)	-	-	-	-	-	-	-	90,899	-	-	90,899
Net income	-	-	-	-	-	-	940,983	-	-	-	940,983
Balance as of December 31, 2005	126,879,832	596,755	1,622	609,734	129,276	923	1,598,716	(67,962)	240	-	2,869,304

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2004, and 2005 Stated in thousand of Peruvian Nuevos Soles

	2003	2004	2005	2005
	S/.(000)	S/.(000)	S/.(000)	US$(000)
				(Note 4)
Operating activities
Collection from customers	733,646	885,646	940,302	274,061
Collection of dividends	482,025	419,782	307,926	89,748
Collection of royalties	112,354	120,136	131,816	38,419
Collection of interest	8,827	11,909	10,627	3,097
Payments to suppliers and third parties	(313,826)	(355,188)	(365,353)	(106,485)
Payments of exploration expenditures	(128,684)	(172,215)	(181,921)	(53,023)
Payments to employees	(101,629)	(119,594)	(147,048)	(42,859)
Payments of income tax	(38,509)	(44,478)	(84,750)	(24,701)
Payments of royalties	(25,976)	(27,248)	(42,803)	(12,475)
Payments of interest	(8,686)	(5,170)	(5,797)	(1,690)
Net cash provided by operating activities	719,542	713,580	562,999	164,092
Investing activities
Payments for purchase of investments in shares	(4,663)	(8,084)	(509,163)	(148,401)
Purchase of property, plant and equipment	(67,814)	(96,507)	(70,253)	(20,476)
Development expenditures	(38,504)	(38,611)	(57,586)	(16,783)
Payments from derivative instruments settled, net	(20,812)	(73,403)	(24,157)	(7,041)
Proceeds from sale of plant and equipment	2,464	1,595	663	193
Decrease (increase) on time deposits	-	(24,255)	24,255	7,069
Decrease (increase) of investment fund	(53,068)	(34,735)	38,869	11,329
Proceeds from sale of shares	3,059	330	-	-
Net cash used in investing activities	(179,338)	(273,670)	(597,372)	(174,110)
Financing activities
Payments of dividends	(159,164)	(139,464)	(152,006)	(44,304)
Payments of long-term debt	(22,213)	(76,705)	(50,354)	(14,675)
Payments of dividends for minority interest shareholders	(33,283)	(33,521)	(36,840)	(10,737)
Proceeds from long-term debt	-	12,147	1,989	580
Increase (decrease) of bank loans, net	(22,921)	(10,311)	13,079	3,811
Net cash used in financing activities	(237,581)	(247,854)	(224,132)	(65,325)
Net increase (decrease) in cash and cash equivalents during the year	302,623	192,056	(258,505)	(75,343)
Cash and cash equivalents at beginning of year	95,928	398,551	590,607	172,138
Cash and cash equivalents at year-end, note 6	398,551	590,607	332,102	96,795

	2003	2004	2005	2005
	S/.(000)	S/.(000)	S/.(000)	US$(000)
				(Note 4)
Reconciliation of net income to net cash provided by operating activities
Net income	175,153	685,650	940,983	274,259
Add (deduct)
Depreciation and amortization	66,908	75,481	112,465	32,779
Loss from change in the fair value of derivative instruments	668,030	21,937	87,872	25,611
Minority interest	51,023	28,171	66,003	19,237
Amortization of development costs	16,445	33,265	34,090	9,936
Officers' compensation	49,594	2,135	26,883	7,835
Cumulative effect of accounting change	72,295	-	10,416	3,036
Asset impairment loss and write-off	12,433	2,889	9,382	2,735
Accretion expense	4,724	7,056	7,621	2,221
Net cost of retired plant and equipment	6,490	754	3,598	1,049
Amortization of other non-current assets	910	994	896	261
Loss (gain) on sale of plant and equipment	(2,133)	(157)	137	40
Allowance for doubtful accounts	5,952	1,146	76	22
Exchange difference loss (gain)	472	12,636	(1,483)	(432)
Gain from change in the fair value of investment fund	(1,813)	(5,022)	(2,503)	(730)
Provision for deferred income tax and workers' profit sharing	(301,980)	37,840	(42,836)	(12,485)
Income from sale of future production	-	(68,837)	(92,753)	(27,034)
Share in affiliated companies, net of dividends received	(75,533)	(160,947)	(562,822)	(164,040)
Loss (gain) from exposure to inflation	(793)	9,847	-	-
Gain on sale of shares	(267)	(51)	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(16,019)	(22,259)	(23,665)	(6,897)
Inventories	558	5,097	(29,278)	(8,533)
Prepaid taxes and expenses	(6,432)	(48,952)	(97,515)	(28,422)
Deferred stripping costs	(14,329)	-	-	-
Increase (decrease) of operating liabilities -
Trade accounts payable and other current liabilities	7,854	94,907	115,432	33,644

Net cash provided by operating activities	719,542	713,580	562,999	164,092
Transactions that did not affect cash flows:
Transfer from derivative instruments to deferred income from sale of future production	709,963	-	172,540	50,289
Increase of the book value of long-term assets	8,658	24,842	27,967	8,226

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2003, 2004 and 2005

1. Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura") is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores.

Buenaventura operates two mining units in Peru (Uchucchacua and Orcopampa) and has a controlling interest in three Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines. In addition, the Company holds direct and indirect interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha") and Sociedad Minera Cerro Verde S.A.A. (hereafter, "Cerro Verde"), see note 12. Buenaventura also owns an electric power distribution company and a mining engineering services consulting company.

In 1999 and 2001, Buenaventura decided to suspend exploitation activities in the Julcani and Recuperada mines, respectively, and only continue to carry out exploration activities. Mineral found in Julcani during exploration activities is treated and sold. Due to the increase in the market quotations of metals, Buenaventura's management has decided to reinitiate its exploration activities in Recuperada during the first quarter of 2006.

As of December 31, 2004 and 2005, the number of employees at Buenaventura and its subsidiaries (together "the Company"), is as follows:

	2004	2005

Officers	78	87
Employees	868	974
Workers	1,038	1,066

	1,984	2,127

Buenaventura's legal address is Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

The 2005 consolidated financial statements have been approved by Management and will be presented for the approval of the Directors and Shareholders at the times established by Law. In Management's opinion, the accompanying consolidated financial statements will be approved without modifications in the Board of Directors' and Shareholders' meetings to be held during the first quarter of 2006. Consolidated financial statements as of December 31, 2004 were approved in the Shareholders' meeting held on March 31, 2005.

The consolidated financial statements include the financial statements of the following subsidiaries:
	Ownership percentages as of December 31,
	2005		2004
Subsidiaries	Direct	Indirect	Direct	Indirect	Business Activities
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Provides advisory and engineering services related to the mining industry.
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities. Additionally, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Yanacocha, Buenaventura and other affiliated companies engaged in mining activities.
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-	Exploration of polymetallic metals.
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power.
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.
Inversiones Colquijirca S.A.	59.90	-	61.42	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.
Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates
Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining rights explored and exploited by Yanacocha.
Minera La Zanja S.R.L.	53.06	-	53.06	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.
Minas Poracota S.A. (i)	-	-	50.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.
Minera Minasnioc S.A.C.	60.00	-	60.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

(i) Effective December 30, 2005 and January 2, 2006, Buenaventura acquired 50% and 25% of the capital stock of Minas Poracota S.A. (Poracota), respectively, in exchange for a payment of US$4,501,000. According to the Shareholders' agreement signed with Teck Cominco Perú S.A. (hereafter "Teck Cominco"), if a preliminary study to be prepared by Teck Cominco and Buenaventura, indicates that there is a probability of obtaining a production greater than 300,000 ounces of gold per year, Teck Cominco will have the right to recover its position as the owner of the 50% of the capital stock of Poracota and to be the operator of the project. To this effect, Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold, assuming the cost of this study. If the project were a smaller one, Buenaventura can opt for buying the remaining 25% of the capital stock of Poracota for US$2,250,000.

2. Significant accounting principles and practices

In the preparation and presentation of the consolidated financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2003, 2004 and 2005, which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and their effects on net income and shareholders' equity is set forth in Notes 38 and 39. The consolidated financial statements arise from the statutory consolidated financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "SEC"). To the date of the consolidated financial statements, the Peruvian Accounting Standards Board has approved the use of IAS 1 to 41, and the Interpretations 1 to 33.

The main accounting principles and practices used in accounting for the transactions and in preparing the consolidated financial statements are:

(a) Basis of presentation -

The accompanying consolidated financial statements have been prepared from the accounting records of the company, which are stated in nominal monetary terms of the date of the transactions.

Until December 31, 2004, these consolidated financial statements were maintained in nominal Peruvian currency and adjusted to reflect changes In the National Wholesale Price Level Index (IPM), according to the methodology approved by the Peruvian Accounting Standards Board. This methodology required the adjustment of the non-monetary items in the consolidated financial statements considering their origin date and applying the corresponding Wholesale Price Indexes. Monetary items and foreign currency-denominated items were not restated because they are stated in currency of acquisition power at the consolidated balance sheet dates.

Effective year 2005, through Resolution No.031-2004-EF/93.01 enacted on May 18, 2004, the Peruvian Accounting Standards Board suspended the restatement of the financial statements to recognize the inflation effect. The restated balances as of December 31, 2004 have been considered as initial balances as of January 1, 2005. This accounting treatment has been also adopted by tax authorities for calculating the income tax for the year 2005. Therefore, the Company has not recognized a result from exposure to inflation in the income of 2005, while in 2003 and 2004, a gain of S/.793,000 and a loss of S/.9,847,000, respectively, were recorded.

(b) Use of estimates and assumptions -

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2003, 2004 and 2005. Actual results could differ from those estimates.

The most significant estimates in the accompanying consolidated financial statements are the obsolescence supplies reserves, the useful lives and impairment of long-term assets, the determination of mineral reserves which are the basis for future cash flow estimates and units of production depreciation, asset impairments, the recoverability of deferred income tax and workers' profit sharing, the accrual for mine closing costs and the fair value of derivates instruments.

(c) Principles of consolidation -

The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which possess more than 50 percent equity participation and/or exercises control. All significant inter-company balances and transactions have been eliminated. The minority interest is presented separately in the consolidated balance sheets and in the consolidated statements of income.

See companies included in the consolidated financial statements in Note 1.

(d) Cash and cash equivalents -

Cash and cash equivalents include all cash on hand and deposited in banks. For preparing the consolidated statements of cash flows, cash a balances and cash equivalent includes cash on hand, time deposits and highly liquid investments with original maturities of three months or less.

(e) Inventories -

Inventories are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and estimated selling and distribution expenses. Cost is determined using the average method.

The accrual for obsolescence is based on an item-by-item analysis completed by the Company's management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

(f) Investments in shares -

Until December 31, 2002, investments in which the Company's interest is lower than 20 percent or not exercise significant influence were stated at cost, less any permanent value impairment. Effective January 1, 2003, the Company has adopted IAS 39, Financial Instruments - Recognition and Measurement. Under the requirements of this standard, such investments must be recorded at fair value and changes in such value must be separately presented in the consolidated statements of changes in shareholders' equity. The Company has recorded a charge to retained earnings by S/.5,957,000, corresponding to the initial adoption of this standard. The corresponding dividends are credited to income when declared.

Investments in entities in which the Company's ownership is greater than 20 percent but less than 50 percent or exercise significant influence are accounted for by the equity method, recognizing the Company's proportionate share in the results of the affiliates in the consolidated statements of income. The measurement and reporting currency of affiliates is the Peruvian Nuevo Sol, with the exception of Yanacocha and Cerro Verde whose measurement and reporting currency is the U.S. dollar. The translation of the financial statements of Yanacocha and Cerro Verde results in exchange differences arising from translating (a) income and expense items at the exchange rates prevailing on the individual transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until further disposal of the net investment.

The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any difference between the amount paid and the fair value of assets and liabilities acquired is recorded as a mining concession in the caption "property, plant and equipment" (when the difference corresponds to mineral reserves) or goodwill.

For companies in which the Company's ownership is between 20 and 50 percent, any amount paid in excess of fair value of the shares is reported in the Investment caption. The Company presents in this caption amounts paid over the fair value of Yanacocha and Cerro Verde shares, and amortizes this amount using the units-of-production method, see Note 12.

(g) Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment loss. Maintenance and minor repairs are charged to expense as incurred. Expenditures that result in future economic benefits, beyond those originally contemplated in standards of performance for the existing assets, are capitalized.

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Years
Buildings, constructions and other	10 and 20
Machinery and equipment	5 and 10
Transportation units	5
Furniture and fixtures	8 and 10
Computer equipment	4

The useful life assigned and the depreciation method chosen by the Company are reviewed periodically to ensure that the method and the depreciation period are consistent with the economic benefit and life expectations for use of property, plant and equipment items.

Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

(h) Exploration and mine development costs -

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

(i) Mining concessions -

The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (Cedimin), Inversiones Colquijirca S.A. (Colquijirca), Sociedad Minera El Brocal S.A.A. (El Brocal), Minera Paula 49 S.A.C. (Paula) and Minas Poracota S.A.( Poracota). The mining concessions are shown as a part of the property, plant and equipment caption and represent the ownership of the mining sites which contains the mineral reserves acquired. The mining concessions are amortized using the units-of-production method, based on the proved and probable reserves.

Annually, the Company reviews the carrying amounts of mining concessions and assesses whether any potential impairment issues exist respective to recoverability. If it is evident that the mining concessions are impaired, the Company provides for the impairment loss in the consolidated statements of income.

(j) Impairment of assets -

The Company reviews for and evaluates the potential impact of impairment on its assets when events or changes in circumstance occur that indicate the book value may not be recoverable. An impairment loss is recognized for the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The value in use of an asset is generally calculated as the present value of the estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. The future cash flow assumptions used include, among other items, estimates of recoverable ounces and metric tones, estimates of realizable prices and costs, and estimates of production quantities. Assumptions in which estimated future cash flows are based are subject to risk and uncertainty. Differences between assumptions and market conditions and/or the Company's development profile could have a material effect on the financial situation and results of operations of the Company.

(k) Accruals -

An accrual is recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best available information at the date of the consolidated balance sheets.

(l) Accrual for mine closing costs -

See note 3(a) for further information about the accounting change.

(m) Deferred stripping costs -

See note 3(b) for further information about the accounting change.

(n) Recognition of revenues, costs and expenses -

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

(o) Foreign currency transactions

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the transaction date. Exchange gains and losses resulting from differences between the closing exchange rate and the exchange rate used to initially record transactions, are recognized in the consolidated statements of income in the period in which they arise.

(p) Income tax and workers' profit sharing -

The current income tax and workers' profit sharing balances are calculated and recorded pursuant to current legal regulations effective in Peru. Following the balance sheet liability method, the Company recognizes the effect of temporary differences between book and tax basis of assets and liabilities to the extent that such differences result in a deferred tax liability. If a deferred asset arises, it is not recognized unless it is more likely than not that it will be recoverable.

(q) Contingencies -

Loss contingencies are recorded in the financial statements when it is probable their occurrence and they can be reasonably estimated. In other case, they are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

(r) Derivative instruments -

Until December 31, 2002, the Company used to disclose in notes to the consolidated financial statements the fair value of the derivative instruments. Effective January 1, 2003, IAS 39, Financial Instruments - Recognition and Measurement, is in force. Following the description of the changes resulting from the adoption of this standard:

- The fair value of derivative contracts qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. To the extent these hedges are effective in offsetting forecasted cash flows from the sale of production, changes in fair value are deferred in an equity account. Amounts deferred in such account are reclassified to Sales when the underlying production is sold. The effect of the initial adoption of this standard by the subsidiary El Brocal resulted in a credit to the equity account "unrealized loss on derivative instruments" of S/.1,742,000.

- The fair value of derivative contracts not qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. Changes in fair values are recorded in the caption "Gain (Loss) from Change in the Fair Value of Derivative Instruments" in the consolidated statements of income. The effect of the initial adoption of this standard resulted in a charge to retained earnings of 2003 by S/.458,189,000.

- Gain and losses on derivative contracts qualifying as "normal sales" are initially deferred in the consolidated balance sheets and then recognized in income in the years in which the Company makes a physical delivery of the committed ounces of gold and tones of minerals, see note 34(b).

(s) Treasury shares -

The Company has common and investment shares under treasury. The nominal values of these shares are presented net of the capital stock and investment shares amounts.

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

(u) Comparative financial statements -

For improving the presentation of Consolidated Financial Statements, the company has made some reclassifications for the years 2003 and 2004.

- The amortization of goodwill of S/.910,000 in 2003 and S/.994,000 in 2004, which used to be presented as other income (expenses) net, is currently presented as operating expense.

- The realized deferred income from sale of future production of S/.68,837,000 in 2004, which used to be presented as other income (expenses), is currently presented as an operating revenue.

- The mining concessions of S/.151,345,000 have been reclassified from the mining concessions and goodwill caption to the property, plant and equipment caption in the consolidated balance sheet as of December 31, 2004.

- The amortization of mining concessions of S/.14,668,000 in 2003 and S/.14,604,000 in 2004, have been reclassified from the amortization of mining concessions and goodwill caption to the depreciation and amortization caption in the consolidated statements of income.

(v) New accounting pronouncements -

Through Resolutions N' 034-2005-EF/93.01 and N' 036-2005-EF/93.01 dated March 2, 2005 and December 15, 2005, respectively, the Peruvian Accounting Standards Board (CNC in Spanish), approved the International Accounting Standards (IAS) revised and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Committee. These standards are in force in Peru effective January 1, 2006.

Through Resolution N' 038-2005-EF/93.01 of February 3, 2006, CNC approved to suspend until December 31, 2006, the mandatory application of the IAS 21 "Effect of the Variations in the Exchange Rates of Foreign Currencies" (revised in 2003), related to the identification and use of a functional currency. As well, CNC resolved to maintain the equity method in the preparation of the individual financial statements.

The Company is evaluating the effects in its consolidated financial statements from the adoption of the revised IAS and the new IFRS issued.

3. Change in an accounting principle

(a) Effective January 1, 2003, the Company and its affiliated Yanacocha made an accounting change related to the provision for mine closure. Following, we describe the accounting changes, and the cumulative effect as of January 1, 2003:

(i) Until December 31, 2002, the Company used to record the obligation for mine closure when the related amount could be fairly estimated, which normally occurred at end of the life mine. Effective January 1, 2003, the Company records such liability when a legally enforceable obligation arises for mine closing, independently of the full depletion of the reserves. Once such obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (development costs and property, plant and equipment). As time passes, the amount of the obligation changes, recording an accretion expense; additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related asset. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of the obligation or useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of the obligation and the related long-lived asset.

The cumulative effect of this change in accounting principle, net of the workers' profit sharing, income tax and minority interest, was a loss of S/.20,711,000; this amount is presented in the caption "cumulative effect of change accounting principle due to mine closing" in the consolidated statements of income.

    Until December 31, 2002, the affiliated Yanacocha used to accrue the mine closing costs and charge to income over the expected operating lives of the mines using the unit-of-production method. Effective January 1, 2003, Yanacocha records such obligation using an accounting treatment similar to the one used by Buenaventura and its subsidiaries.

The cumulative effect of the change in the accounting principle, net of workers' profit sharing and income tax, was a loss of S/.51,584,000, which is presented as "cumulative effect of change in accounting principle due to mine closing costs" in the consolidated statements of income.

(b) Until December 31, 2004, with the intent to reasonably match revenues and current production costs, El Brocal was deferring certain costs incurred in the expansion of the Tajo Norte mining site. These costs are commonly referred as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock to access the ore body. Costs related to additional quantities of waste that must be moved to obtain one MT of mineral were deferred when the actual waste material extracted was higher than the estimate; likewise, these costs were amortized when actual waste mineral extraction was lower than the estimate.

Effective January 1, 2005, El Brocal considers the deferred stripping costs incurred during the production stage as variable production costs that should be included in the cost of the inventories produced. This accounting change allows El Brocal to adopt international industry practices.

The cumulative effect of this accounting change, net of workers' profit sharing, income tax and minority interest, was a loss of S/.10,416,000, which is separately presented in the caption "cumulative effect of change in accounting principle due to stripping costs" in the consolidated statements of income. This accounting change had no effect in the consolidated financial statements of 2004 due to the fact that the stripping costs incurred in such period were treated as in the current period.

In 2003, this change would have represented in the consolidated statements of income an increase in the operating costs from S/.456,764,000 to S/.471,093,000 and a decrease in the net income from S/.175,153,000 to S/.172,490,000. In addition, the basic and diluted earnings per share would have decreased from S/.1.38 per share to S/.1.36 per share.

4. Convenience Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at December 31, 2005 (S/.3.431 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

5. Foreign currency transactions

Translations to foreign currency are completed using exchange rates published by the Superintendencia de Banca y Seguros y AFP. As of December 31, 2005, the exchange rates published by this Institution were S/.3.429 for buying and S/.3.431 for selling (S/.3.280 for buying and S/.3.283 for selling as of December 31, 2004) and have been applied for the assets and liabilities accounts.

As of December 31, 2004 and 2005, the Company had the following assets and liabilities denominated in foreign currency:

	2004		2005
		Equivalent to		Equivalent to
	US$(000)	S/.(000)	US$(000)	S/.(000)
Assets
Cash and cash equivalents	161,786	530,658	88,611	303,847
Investment funds	26,515	86,969	15,423	52,885
Trade and other accounts receivable (including current portion)	30,699	100,693	17,038	58,424
Account receivable from affiliates	13,935	45,708	19,202	65,844
	232,935	764,028	140,274	481,000
Liabilities
Bank loans	3,900	12,804	7,500	25,733
Trade accounts payable	12,703	41,704	8,328	28,573
Derivative instruments	103,192	338,779	66,206	227,155
Other current liabilities
- Accrual for mine closing costs	20,567	67,521	26,922	92,371
- Stock appreciation rights	14,330	47,047	17,291	59,324
- Others	5,516	18,109	6,911	23,712
Long-term debt (including current portion)	15,645	51,363	874	2,998
	175,853	577,327	134,032	459,866
Net asset position	57,082	186,701	6,242	21,134

6. Cash and cash equivalents

(a) This item is made up as follows:

	2004	2005
	S/.(000)	S/.(000)

Cash	2,893	1,080
Demand deposits accounts	108,102	79,049
Time deposits (b)	479,612	251,973
Cash balances considered in the consolidated statements of cash flow	590,607	332,102
Time deposits with an original maturity of more than 90 days	24,255	-

	614,862	332,102

(b) As of December 31, 2005, it corresponds principally to time deposits for US$71,851,000, with annual interest rates ranging from 4.030 % to 5.425%, and maturities from 30 to 90 days (time deposits for US$146,000,000 with annual interest rates ranging from 1.96% to 2.67% as of December 31, 2004).

7. Investment funds

(a) This item is made up as follows:

	2004	2005
	S/.(000)	S/.(000)

Variable Investment fund	52,155	52,884
Investment fund in process of liquidation (b)	34,816	-
	86,971	52,884

As of December 31, 2004 and 2005, this caption includes variable investment funds under the administration of Compass Group S.A., which are carried at fair value.

(b) As of December 31, 2004, the Company settled this fund. The cash was available for the Company on January 18, 2005.

8. Trade accounts receivable

This item is made up as follows:

	2004	2005
	S/.(000)	S/.(000)

Doe Run Perú S.R.L.	13,092	33,196
Consorcio Minero S.A.	17,411	23,416
BHL Perú S.A.C.	18,209	17,711
Refinería de Cajamarquilla S.A.	2,479	7,438
AyS S.A.	8,479	4,195
Mitsui & Co. Precious Metals	16,334	-
Johnson Matthey	16,292	-
Others	4,765	7,398

	97,061	93,354

Trade accounts receivable are denominated in U.S. dollars, have current maturity, earn no interest and do not have specific guarantees.

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risks at the date of the consolidated balance sheets.

9. Other accounts receivable, net

(a) This item is made up as follows:

	2004	2005
	S/.(000)	S/.(000)

Value added tax receivable, note 21(d)	-	8,310
Doubtful account from sale of shares	4,942	4,942
Claims to tax authorities (b)	4,048	4,048
Advances to suppliers and third parties	3,305	3,159
Loans to employees	1,896	2,543
Interest receivable	1,769	265
Other accounts receivable	7,345	7,315
	23,305	30,582

Allowance for doubtful accounts (c)	(6,483)	(6,449)
	16,822	24,133
Non - current portion	(4,574)	(5,044)

Current portion	12,248	19,089

(b) It corresponds to income tax payments of 2001, made in excess to Tax Administration. The Company is asking for a refund of these payments. In Management's and its legal advisors' opinion, this amount will be recovered once the claim process is over.

(c) Movement of the allowance for doubtful accounts is shown bellow:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Beginning balance	11,066	14,375	6,483
Accrual for the year, note 26	5,952	1,146	76
Result from the exposure to inflation	298	(672)	-
Write-off	(2,941)	(8,366)	(110)
Ending balance	14,375	6,483	6,449

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk at the date of the consolidated balance sheets.

10. Inventories, net

(a) This item is made up as follows:

	2004	2005
	S/.(000)	S/.(000)

Spare parts and supplies	54,311	55,852
Products in process	17,574	24,624
Finished products	6,975	32,067

	78,860	112,543

Slow moving and obsolescence supplies reserves (b)	(9,507)	(18,166)

	69,353	94,377

The Company expects to use its supplies inventory in the normal course of operations.

(b) The reserve for supplies had the following movements during 2003, 2004 and 2005:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Beginning balance	6,285	6,618	9,507
Accrual for the year, note 23	624	2,889	9,382
Write-off	(291)	-	(723)

Ending balance	6,618	9,507	18,166

In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets.

11. Prepaid taxes and expenses

(a) This item is made up as follows:

	2004	2005
	S/.(000)	S/.(000)

Value added tax credit	21,772	24,464
Additional income tax prepayment (b)	11,451	11,451
Royalties paid in advance	1,218	4,680
Pre-paid insurance	2,812	4,473
Tax on net assets	-	2,708
Income tax credit	14,497	2,322
Other	2,780	5,489

	54,530	55,587

Less - Current portion	(40,471)	(43,182)

Non - current portion (c)	14,059	12,405

(b) On November 13, 2004, the Peruvian Constitutional Court enacted a sentence by means of which the Additional Income Tax Advance was considered unconstitutional; consequently, this advance is no longer in force effective such date. Buenaventura has applied for its devolution in accordance with the regulations of the Peruvian Tax Code. In management's opinion, this excess payment with be recovered in the short-term.

(c) As of December 31, 2004 and 2005, it mainly includes the value added tax originated by the exploration activities of Minera La Zanja S.R.L. In Management's opinion, this credit will be offset with the future value added tax liability to be generated when the exploitation activities begin.

12. Investments in shares

(a) This item is made up as follows:

	Equity ownership		Amount
	2004	2005	2004	2005
	%	%	S/.(000)	S/.(000)

Equity method investments (c)
Minera Yanacocha S.R.L. (d)	43.65	43.65
Equity share (e)			1,152,188	1,714,424
Mining concession, net (f)			103,866	94,245

			1,256,054	1,808,669

Sociedad Minera Cerro Verde S.A.A.
Equity share (k)	-	18.299	-	491,933
Mining concession, net (l)			-	197,754

			-	689,687
Investment carried at fair value
Sociedad Minera Cerro Verde S.A.A. (i)	9.17	-	270,600	-
Ferrovías Central Andino S.A.	10.00	10.00	2,207	2,207
Others			925	1,531

			273,732	3,738

Others			1,561	173

			1,531,347	2,502,267

(b) The detail of share in affiliated companies is:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Minera Yanacocha S.R.L.	558,103	575,188	744,710
Sociedad Minera Cerro Verde S.A.A.	-	-	125,567
Others	(545)	670	471

	557,558	575,858	870,748

(c) The amount of equity participation in affiliates has been determined from audited financial statements of each affiliate as of December 31, 2004 and 2005.

Minera Yanacocha S.R.L.

(d) Economic activity -

Yanacocha represents the most significant investment of Buenaventura. Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha.

(e) Investment in Yanacocha -

The movement of the equity investment in Yanacocha is as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Yanacocha's equity at beginning of year	2,554,932	2,547,851	2,662,511
Participation percentage	43.65%	43.65%	43.65%

Company's participation in Yanacocha's equity at beginning of year	1,115,228	1,112,137	1,162,186
Elimination of intercompany gains (*)	(12,130)	(11,092)	(9,998)

Balance of investment at beginning of year	1,103,098	1,101,045	1,152,188
Participation in Yanacocha's income	567,282	583,268	752,908
Participation in the cumulative effect of change in accounting principle	(51,584)	-	-
Dividends received, note 37(a)	(482,025)	(414,911)	(264,034)
Realization of intercompany gains (*)	1,038	1,904	1,423
Cumulative translation gain (loss)	(36,764)	(119,118)	71,939

Balance at year-end	1,101,045	1,152,188	1,714,424

(*) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

The net increase in the participation in Yanacocha's net income during 2005 compared to 2004 is mainly due to increased sales of Yanacocha (price and volume), offset by a slight increase in the cash cost per ounce of gold sold. In addition, this participation is reduced as a consequence of the exchange rate used to convert into Nuevos Soles the participation in Yanacocha's results, reported in U.S. Dollars. The information related to Yanacocha's result is shown below:

Year	Sales	Average quotation	Quantity of ounces sold	Cash cost per ounce sold
	US$(000)	US$	(In millions)	US$

2003	1,036,370	363	2..86	129
2004	1,249,882	411	3.04	147
2005	1,490,402	448	3.33	151

(f) Mining concession -

The movement of the amount paid over fair value of assets and liabilities of Yanacocha's shares at the acquisition dates is as follows:

	2004	2005
	S/.(000)	S/.(000)

Balance at beginning of year	113,850	103,866
Amortization	(9,984)	(9,621)

Balance at year end	103,866	94,245

(g) Summary of financial information based on the Yanacocha's financial statements -

Presented below is certain summary financial information extracted from the Yanacocha's financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary of Yanacocha's balance sheets data as of December 31, 2004 and 2005 (includes 100 percent of Yanacocha's operations):

	2004	2005
	S/.(000)	S/.(000)

Total assets	3,961,413	5,277,485
Total liabilities	1,298,902	1,332,043
Shareholders' equity	2,662,511	3,945,442

Summary data from the Yanacocha statements of income for the years ended December 31, 2003, 2004 and 2005 (includes 100 percent of Yanacocha's operations):

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Total revenues	3,818,072	4,279,074	4,949,129
Operating income	1,751,810	1,957,834	2,526,633
Income before cumulative effect of change in accounting principle	1,299,615	1,336,238	1,724,874
Cumulative effect of change in accounting principle	(118,176)	-	-
Net income	1,181,439	1,336,238	1,724,874

(h) Legal processes of Yanacocha

Mercury spill in Choropampa -

In June 2000, a transport contractor of the Company spilled approximately 11 liters of elemental mercury near the town of Choropampa, Peru, which is located 84.8 kilometers from Yanacocha. As a result of the accident, Yanacocha and other defendants were named in a lawsuit by over 1000 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Court of the State of Colorado, United States of America (hereinafter "the Court"). This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. In February 2005, the Company answered the complaint presented at the Court.

Likewise, additional lawsuits related to the Choropampa incident were filed against Yanacocha and other defendants in the local courts of Cajamarca by over 900 Peruvian citizens. Such lawsuits seek the payment of US$229,420,000 and S/.1,245,000 Peruvian Nuevos Soles. As of December 31, 2005, the Company has entered into settlement agreements with approximately 40% of the plaintiffs for amounts considerably lower than those initially claimed in their lawsuits, significantly reducing the contingency that these lawsuits created. In addition, more than half of the remaining plaintiffs in these Peruvian cases had previously entered into settlement agreements with the Company prior to filing their lawsuits. Yanacocha has filed motions to dismiss based on these previous settlements and has obtained positive judgments by the Civil Court of the Cajamarca Superior Court. The Plaintiffs have appealed many of these rulings to Peru's Supreme Court where they remain pending.

Up to this date, Yanacocha considers that it is not possible to predict the final outcome of these demands; however, any effect related to them will not be significant for there financial statements.

Tax processes -

Tax authorities have reviewed the income tax and value added tax returns for years 1998 to 2001. As a result of these reviews, Yanacocha was notified with tax assessments of US$35.0 million, from which Yanacocha recorded an accrual of US$17.5 million in 2004. With the purpose of eliminating some of these contingencies, Yanacocha filed for the "Sistema Especial de Actualización y Pago de Deudas Tributarias - SEAP" which allows the payment of incorrectly declared taxes, eliminating fines and accrued interest at preferential rates, resulting in a payment of US$11.5 million.

In the opinion of Yanacocha's Management and its legal advisors, the accrual recorded is enough to cover the tax contingency.

Sociedad Minera Cerro Verde S.A.A.

(i) Economic activity -

Cerro Verde is engaged in the extraction, production and commercialization of copper in its mining concessions located in the department of Arequipa, Peru. Currently, Cerro Verde is carrying out the construction of the primary sulfide plant. The investment in this project is estimated in US$850 million and will allow its copper production increase from 90,000 MT to 300,000 MT.

(j) Acquisition of additional shares -

At the meeting of Cerro Verde held on April 18, 2005, the shareholders agreed to increase the capital stock by US$440 millions with the purpose of financing the construction of the primary sulfide plant, which total investment is estimated at US$850 million. This capital increase permitted Buenaventura to raise its share in Cerro Verde from 9.17% to 18.214%, by a payment of US$154.8 million. Subsequently, through of additional acquisitions of Cerro Verde's shares, Buenaventura has increased its total share to 18.299%.

The share increase in Cerro Verde allows Buenaventura to exercise significant influence (ability to participate in the decisions related to financial and operational policies), which is evidenced by its representation in the Board of Directors; the participation in policy-making processes, including participation in decisions about dividends; participation as guarantor of Cerro Verde in the loan agreements entered by this entity with several foreign banks in connection with the financing of the construction of the primary sulfide plant; and unrestrictive access to the interim and annual financial information. As a consequence, Buenaventura has decided to account for its investment in Cerro Verde using the equity method, since this investment no longer meets the criteria to be recorded at its fair value. Following, we describe the main accounting effects:

- The fair value of the investment in Cerro Verde as of January 1, 2005 of S/.256,043,000 was reversed with a charge to the account "Cumulative gain on investments at fair value" and a credit to the captions of investment by S/.250,087,000 and retained earnings by S/.5,956,000.

- The prior years effects, resulting from the application of the equity method since the date of the initial acquisition occurred in 1996, are S/.69,724,000. This amount is recorded by a charge to the investment caption and by a credit to the retained earnings caption of 2005. For the years 2003 and 2004, the change would have represented an increase in the share in affiliated companies in the consolidated statements of income from S/.557,558,000 to S/.571,734,000 in 2003 and from S/.575,858,000 to S/.603,453,000 in 2004, and an increase in the net income from S/.175,153,000 to S/.189,329,000 in 2003 and from S/.685,650,000 to S/.713,245,000 in 2004. In addition, the basic and diluted earnings per share would have increased from S/.1.38 to S/.1.49 in 2003 and from S/.5.39 to S/.5.61 in 2004.

- Buenaventura has recognized an amount of S/.197,754,000, as a result of comparing the acquisition costs with the share in the fair values of the assets and liabilities of Cerro Verde at the dates of the acquisition (1996 and 2005). This amount is included in the investment caption and amortized based on the proven and probable reserves of Cerro Verde.

(k) Investment in Cerro Verde -

The movement of the equity investment in Cerro Verde during 2005 is as follows:

S/.(000)

Cerro Verde's equity at beginning of year	871,204
Participation percentage	9.17%
__________
Balance of investment at beginning of year	79,889

Acquisition of additional shares	509,163
Amount paid over fair value of assets and liabilities	(197,754)
Participation in Cerro Verde's income	125,567
Dividends received	(43,892)
Cumulative translation gain	18,960
__________

Balance at year - end	491,933
__________

(l) Mining concession -

The amount paid over fair value of assets and liabilities of Cerro Verde's shares at the acquisition dates is as follows:

2005
S/.(000)

Balance at beginning of year	-
Amount paid over fair value of assets and liabilities	197,754
__________

Balance at year - end	197,754
__________

(m) Summary of financial information based on the Cerro Verde's financial statements -

Presented below is certain summary of financial information extracted from the Cerro Verde's financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary of Cerro Verde's balance sheets data as of December 31, 2005 (includes 100 percent of Cerro Verde's operations):

S/.(000)

Total assets	2,911,715
Total liabilities	223,412
Shareholders' equity	2,688,303

Summary data from the Cerro Verde statement of income for the year ended December 31, 2005 (includes 100 percent of Cerro Verde's operations).

S/.(000)

Total revenues	1,183,027
Operating income	682,450
Net income	737,655

(n) Dividends received-

Cash dividends paid by Cerro Verde amounted to S/.4,871,000 and S/.43,892,000, during 2004 and 2005, respectively.

(o) Guarantees granted -

On September 30, 2005, Cerro Verde signed some agreements with several export credit agencies and commercial banks in connection with the financing of US$450 million for the expansion of its operations. The financing requires the granting of mortgages and pledges over the Cerro Verde's assets. Also each of the main Cerro Verde's shareholders (Phelps Dodge, Sumitomo and Buenaventura) unconditionally and irrevocably guaranteed to the export credit agencies and commercial banks, the punctual payment by Cerro Verde of the pro rata share of all loans obligations. The guarantees granted have to be maintained until the final maturity of the long - term debt received by Cerro Verde (September 2014) or by complete payment by the shareholders of their pro rata share of the guaranteed obligation. Until the earlier of (i) September 2014, the final maturity of the long-term debt, (ii) or the payment of the full obligations by each shareholder, Buenaventura shall maintain a net worth at least equal to US$300,000,000.

A guarantee acceleration event will occur if Buenaventura commences a proceeding under any applicable bankruptcy, reorganization, arrangement, readjustment of debt, relief of debtors, dissolution, insolvency, liquidation or similar law or fail to maintain a net worth at least equal to US$300,000,000. Additionally, shares in Cerro Verde owned by Buenaventura are pledged in favor of such banks. No guarantee acceleration event has occurred with respect to Buenaventura as of December 31, 2005.

13. Property, plant and equipment, net

(a) The 2005 movement with the cost and accumulated depreciation accounts is show below:

	Beginning Balance	Additions	Retirements	Sales	Transfers	Ending Balance
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Cost
Land	6,909	79	-	-	749	7,737
Mining lands	23,463	1,675	-	-	-	25,138
Mining concessions (d)	228,874	14,897	-	-	-	243,771
Building, constructions and other	395,914	121	(9,749)	-	48,203	434,489
Machinery and equipment	585,109	34,663	(79,725)	(4,631)	7,118	542,534
Transportation units	29,773	263	(9,091)	(993)	1,534	21,486
Furniture and mixtures	16,950	22	(5,088)	-	2,617	14,501
Work in progress	56,094	18,533	-	-	(60,221)	14,406
Mine closure costs, notes 3 and 17(c)	17,642	27,967	-	-	-	45,609
	1,360,728	98,220	(103,653)	(5,624)	-	1,349,671
Accumulated depreciation and amortization
Mining lands	10,821	2,112	-	-	-	12,933
Mining concessions (d)	77,529	16,330	-	-	-	93,859
Building, constructions and other	207,509	23,848	(8,616)	-	-	222,741
Machinery and equipment	421,019	41,131	(78,460)	(4,629)	-	379,061
Transportation units	20,962	1,646	(8,037)	(858)	-	13,713
Furniture and mixtures	10,002	894	(4,942)	-	-	5,954
Mine closure costs, note 3	9,327	28,802	-	-	-	38,129
	757,169	114,763	(100,055)	(5,487)	-	766,390
Net cost	603,559					583,281

(b) Fully depreciated assets as of December 31, 2004 and 2005 amount to S/.405,937,000 and S/.360,187,000, respectively. Currently, these assets are being used by the Company.

(c) The distribution of annual depreciation and amortization was as follow:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Inventories	817	44	2,298
Operating costs	63,786	74,077	111,177
Exploration cost in non-operative mining areas	479	-	571
Others	2,643	1,404	717

	67,725	75,525	114,763

(d) The 2005 movement of cost and accumulated amortization of mining concessions are shown below:

	Balance as of January 1, 2005	Additions	Balance as of December 31, 2005
	S/.(000)	S/.(000)	S/.(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	175,456	-	175,456
Inversiones Colquijirca S.A.	42,476	-	42,476
Minas Poracota S.A.	-	8,763	8,763
Sociedad Minera El Brocal S.A.A.	5,549	6,134	11,683
Minera Paula 49 S.A.C.	5,393	-	5,393
	_________	_________	_________
	228,874	14,897	243,771
	_________	_________	_________
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	54,117	10,897	65,014
Inversiones Colquijirca S.A.	21,364	2,967	24,331
Sociedad Minera El Brocal S.A.A.	2,048	493	2,541
Minera Paula 49 S.A.C.	-	1,973	1,973
	_________	_________	_________
	77,529	16,330	93,859
	_________	_________	_________

Net cost	151,345		149,912
	_________		_________

14. Development costs, net

(a) The movement of the cost and accumulated amortization by mining unit is as follow:

	Balance as of January 1, 2005	Additions	Balance as of December 31, 2005
	S/.(000)	S/.(000)	S/.(000)

Cost
Uchucchacua	94,821	2,667	97,488
Orcopampa	60,681	38,940	99,621
Antapite	60,280	1,910	62,190
Ishihuinca	16,624	751	17,375
Poracota	-	12,263	12,263
Veta Nazareno	-	1,055	1,055
Mine closing costs, note 3	21,938	-	21,938
	_________	_________	_________

	254,344	57,586	311,930
	________	________	________
Accumulated amortization
Uchucchacua	45,694	8,741	54,435
Orcopampa	18,558	13,056	31,614
Antapite	17,498	12,656	30,154
Ishihuinca	15,469	900	16,369
Mine closing costs, note 3	13,867	1,567	15,434
	________	________	________
	111,086	36,920	148,006
	________	________	________

Net cost	143,258		163,924
	________		________

(b) The annual amortization was distributed as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Exploration and development costs in operational mining sites, note 24	16,445	31,120	34,090
Exploration cost in-non operational mining areas	-	2,145	-
Inventories	238	63	2,830
	_________	_________	_________

	16,683	33,328	36,920
	_________	_________	_________

15. Bank loans

Bank loans, mainly contracted in U.S. dollars consist of:

	2004	2005
	S/.(000)	S/.(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	9,521	3,431
Banco Wiese Sudameris	-	22,302

Sociedad Minera El Brocal S.A.A.
Banco Interamericano de Finanzas - BIF	3,283	-

Other subsidiaries	346	496
	_________	_________

	13,150	26,229
	_________	_________

As of December 31, 2004 and 2005, this caption is mainly conformed by pre and post-export loans obtained from various domestic banks.

The weighted average annual interest rates on bank loans were 3.12 percent and 4.85 percent at December 31, 2004 and 2005, respectively.

16. Trade accounts payable

Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts. These obligations are stated in local and foreign currency, have current maturities and do not accrue interest. No guarantees have been granted.

17. Other liabilities

(a) This item is made up as follow:

	2004	2005
	S/.(000)	S/.(000)

Accrual for mine closing costs (c)	67,521	92,371
Stock appreciation rights (b)	47,047	59,324
Income tax payable	25,143	37,299
Other taxes payable	20,072	20,538
Accounts payable to a joint venture partner	9,435	18,218
Remuneration and similar benefits payable	7,202	17,100
Workers' profit sharing payable	11,738	14,657
Derivative instruments payable	-	8,100
Accrual for labor contingencies	3,140	4,744
Royalties payable to the Peruvian Government	6,639	3,825
Royalties payable to third parties, note 36(b)	2,513	2,874
Dividends payable	1,467	2,274
Other liabilities, each individually less than S/.1,500,000	14,809	20,125
	_________	_________
	216,726	301,449
	_________	_________
Long - term portion
Accrual for mine closing costs	(39,881)	(44,377)
Stock appreciation rights	(32,444)	(34,257)
Accounts payable to a joint venture partner	(9,435)	(18,218)
Others	(1,705)	-
	_________	_________
	(83,465)	(96,852)
	_________	_________

Current portion	133,261	204,597
	_________	_________

(b) Stock Appreciation Rights -

The Company has a program under which certain executives earn a cash bonus equal to that executive's allotted number of shares multiplied by the difference between the market value at a future date of the Company's shares and the base price on the executive's share. This program remains in effect as long as the executive works for the Company at each program's settlement date. The measurement is made at the end of each reporting period based on the current market price of the shares. Compensation expense is recognized ratably over the vesting period established in each program. The maximum terms of options granted is 9 years.

The number of shares units which will be granted to executives subject to the stock appreciation rights bonus in future years, are as follows:

Years	Number of shares

2006	383,400
2007	400,200
2008	396,800
2009	343,500
2010	282,700
Thereafter	558,000
_________

2,364,600
_________

In 2005, the Company recorded an expense amounting to S/.26,883,000 in connection with this program (S/.49,594,000 and S/.2,135,000 in 2003 and 2004, respectively), which is recorded in the "general and administrative" caption in the consolidated statements of income.

(c) Accrual for mine closing costs -

Movements within the accrual for mine closing costs follow:

S/.(000)

Balance as of January 1, 2004	51,202

Disbursements	(5,691)
Additions and changes in estimates	21,019
Accretion expense, note 30	7,056
Gain from exposure to inflation	(6,065)
_________
Balance as of December 31, 2004	67,521

Disbursements	(10,738)
Additions and changes in estimates, note 13	27,967
Accretion expense, note 30	7,621
_________

Balance as of December 31, 2005	92,371
_________

The increase in the accrual of 2005 is explained mainly by the new estimation of the closing costs for the Colquirrumi mining unit, which has not being operating for more than 15 years.

The accrual for mine closing costs is based on studies completed by independent parties, in accordance with current environmental protection regulations, see note 36(a). The accrual for mine closing costs corresponds mainly to activities that have to be completed for the restoration of the mining units and affected areas as a consequence of the exploitation activities. The main works that have to be completed are the land movements, reforestation labor and remove of the mining plants.

18. Long-term debt

(a) Long-term debt, denominated in U.S. dollars, was as follows:

	Guarantee	Annual interest rate	Final maturity	2004	2005
				S/.(000)	S/.(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú (capital lease)	Leased property	5.34%	June 2008	-	1,181

Banco de Crédito del Perú (capital lease)	Leased property	6.36%	June 2007	-	808

Banco de Crédito del Perú (capital lease)	Leased property	5.00%	June 2007	1,044	676

BBVA Banco Continental	Pledge over machinery and equipment for US$1,000,000; and cash flow from collection of a client	Three month Libor plus 2.35%	November 2009 (Pre-paid in December 2005)	12,147	-

Banco de Crédito del Perú	Pledge over machinery and equipment for US$5,822,000; and cash flow from collections of two clients	Three month Libor plus 3.75%	September 2006 (Pre-paid in December 2005)	10,532	-

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Guaranteed by Buenaventura	4.50%	September 2005	22,981	-

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Three month Libor plus 1.2% (3.76% as of December 31, 2004)	April 2005	4,323	-

Others				336	333
				________	________
				51,363	2,998

Current portion				(36,332)	(1,631)
				________	________

Long-term portion				15,031	1,367
				________	________

(b) The long-term debt maturity schedule as of December 31, 2005 is as follows:

Year ended December 31,	Amount
S/.(000)

2007	1,084
2008	283
_________

1,367
_________

(c) The weighted average annual interest rates of the long - term debt were 4.92 percent and 5.56 percent during 2004 and 2005, respectively.

19. Minority interest

The 2004 and 2005 movement of minority interest is as follows:

	2004	2005
	S/.(000)	S/.(000)

Beginning balance	48,428	66,347
Minority share in the results	28,171	66,003
Contributions from minority shareholders	-	2,566
Cumulative unrealized loss on derivative instruments	13,778	1,193
Cumulative effect at change in accounting principle in El Brocal (stripping costs)	-	(25,684)
Dividends paid to minority shareholders of S.M.R.L Chaupiloma Dos de Cajamarca	(33,521)	(36,840)
Reduction of capital stock	3,877	-
Others	5,614	6,662
	_________	_________

Ending balance	66,347	80,247
	_________	_________

20. Shareholders' equity

(a) Capital stock -

The Company has common shares entitled to exercise voting rights that represent the 100 percent of its outstanding share capital. As explained in note 2(s), the nominal value restated by inflation of the treasury shares is presented net from the capital stock. The detail of the capital stock as of December 31, 2005 is as follows:

	Number of shares	Nominal value	Result from exposure to inflation	Capital stock
		S/.(000)	S/.(000)	S/.(000)

Common shares	137,444,962	549,780	96,634	646,414
Treasury shares	(10,565,130)	(42,261)	(7,398)	(49,659)
	___________	________	_________	_______

	126,879,832	507,519	89,236	596,755
	___________	________	_________	_______

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional common shares for a total value of S/.96,634,000.

The capital stock structure as of December 31, 2004 and 2005 is shown below:

Percentage	Number of shares		Whole participation
	_________________________		_________________________
	2004	2005	2004	2005

Less than 0.20%	1,581	1,395	8.63	9.67
From 0.20% to 1.00%	20	19	12.68	10.66
From 1.01% to 5.00%	21	23	42.27	46.25
From 5.01% to 10.00%	3	3	22.40	19.40
From 10.01% to 100.00%	1	1	14.02	14.02

The market value of the common shares is S/.97.10, equivalent to US$28.30 as of December 31, 2005 (S/.75.18, equivalent to US$22.90 as of December 31, 2004), and presents a negotiation rate of 100 percent.

(b) Investment shares -

The investment shares are not entitled to exercise voting rights and do not represent the Company's stock obligation. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed. As explained in note 2(s), the nominal value restated by inflation of the investment shares held in treasury is presented net from the investment shares. The detail of the investment shares as of December 31, 2005 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Investment shares
		S/.(000)	S/.(000)	S/.(000)

Investment shares	372,320	1,489	260	1,749
Investment shares held in treasury	(30,988)	(124)	(3)	(127)
	__________	_________	_________	_________
	341,332	1,365	257	1,622
	__________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional shares for a total value of S/.260,000.

(c) Additional capital -

The additional capital of the Company includes the following as of December 31, 2005:

- The premium received on the issuance of Series B common shares for S/.546,835,000.

- The proceedsfrom the sale of ADR for S/.30,286,000, and

- The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the cost of such shares for S/.32,613,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Treasury shares maintained by subsidiary -

As explained in note 2(s), the values of treasury shares are presented net of the capital stock and investment shares, and as an increase to the additional capital account.

(f) Declared and paid dividends -

The information about declared and paid dividends in the years 2003, 2004 and 2005 is as follows:

Meeting/Board	Date	Declared dividends	Dividends per share
		S/.	S/.

Dividends 2003
Mandatory annual shareholders' meeting	March 31	44,198,000	0.32
Board of Directors	July 31	80,280,000	0.58
Board of Directors	October 28	47,771,000	0.35
		__________
		172,249,000
Less - Dividends paid to subsidiary Condesa		(13,085,000)
		__________
		159,164,000
		_________

Dividends 2004
Mandatory annual shareholders' meeting	March 26	77,823,000	0.56
Board of Directors	October 28	73,208,000	0.53
		__________
		151,031,000
Less - Dividends paid to subsidiary Condesa		(11,567,000)
		__________
		139,464,000
		_________

Dividends 2005
Mandatory annual shareholders' meeting	March 31	80,623,000	0.58
Board of Directors	October 26	84,096,000	0.61
		__________
		164,719,000
Less - Dividends paid to subsidiary Condesa		(12,713,000)
		__________
		152,006,000
		_________

(g) Cumulative translation gain (loss) -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(f) when translating the financial statements of Yanacocha and Cerro Verde from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the related investment is disposed of.

21. Taxation

(a) Buenaventura and their subsidiaries are subject to Peruvian tax law. As of December 31, 2005, the statutory income tax rate in Peru is 30 percent.

Companies not domiciled in Peru and individuals must pay an additional tax of 4.1 percent over received dividends.

(b) The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

Entity	Years open to review by tax authorities

Buenaventura	2001, 2002, 2003, 2004 and 2005
Buenaventura Ingenieros S.A.	2001, 2002, 2003, 2004 and 2005
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	2001, 2003, 2004 and 2005
Compañía Minera Condesa S.A.	2002, 2003, 2004 y and 2005
Compañía Minera Colquirrumi S.A.	2001, 2002, 2003, 2004 and 2005
Consorcio Energético de Huancavelica S.A.	2001, 2002, 2003, 2004 and 2005
Contacto Corredores de Seguros S.A.	2001, 2002, 2003, 2004 and 2005
Sociedad Minera El Brocal S.A.A.	2001, 2002, 2003, 2004 and 2005
Inversiones Mineras del Sur S.A.	2002, 2003, 2004 and 2005
Minas Conga S.R.L.	2001, 2002, 2003, 2004 and 2005
S.M.R.L. Chaupiloma Dos de Cajamarca	2002, 2003, 2004 and 2005
Minera La Zanja S.R.L.	2004 and 2005
Minas Poracota S.A.	2005
Minera Minasnioc S.A.C.	2004 and 2005

The income tax of Buenaventura for 2000 was reviewed by the Tax Administration. As a consequence, Buenaventura received an assessment that reduced the tax loss carryforward in S/.114,001,000. The main issue is that the Company considered certain revenues (dividends and equity participation) as taxable for determining the tax loss carryforward. In opinion of the Company's legal advisors, the assessment does not have solid grounds. It is expected that the Company will obtain a favorable opinion in the administrative process initiated against the assessment.

The 2002 income tax of Cedimin was reviewed by the Tax Administration. As a consequence, Cedimin received an assessment that modified the tax loss carryforward. The main issue is that Cedimin considered the loss from the sale of its shares in Minera Huallanca S.A.C. and Minera Yanaquihua S.A by S/.27,129,000 as deductible. In opinion of Cedimin's legal advisors, such assessment has no solid grounds and therefore, it is expected that Cedimin will obtain a favorable opinion in the administrative process initiated against the assessment.

Additionally, the 2000 and 2001 income tax of Condesa was reviewed by the Tax Administration. As a consequence, the Company received tax assessments that reduced the tax loss carrryforward by S/.1,360,000 in 2000 and by S/.16,987,000 in 2001. In both periods, the main issue was that Condesa considered certain revenues - dividends and equity participation - as taxable for determining the tax loss carryforward. In opinion of Condesa's legal advisors, such assessment has no solid grounds and therefore, it is expected that Condesa will obtain a favorable opinion in the administrative process initiated against the assessment.

Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in Management's and legal advisory opinion, any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2004 and 2005.

(c) With the purpose of determining the income tax and the value added tax, the transfer prices among related parties and for transactions with companies domiciled in countries considered tax havens, prices should be supported by documentation containing information about the valuation methods applied and criteria used in its determination. Based on an analysis of the Company's operations, Management and its legal advisors do not believe that the new regulations will result in significant contingencies for the Company as of December 31, 2004 and 2005.

(d) The Company has the benefit to recover the value added tax of the sales export. Therefore, the tax paid in purchases of goods can be applied to the tax from their sales or other tax obligations, or the Company can request a refund. During the year 2005, Buenaventura has requested the refund of the valued added tax for S/.39,570,000. On December 31, 2005, the amount pending at refund from the tax authority of S/.8,310,000 is included in the caption "other accounts receivable".

22. Net sales by geographic region sales agreements

The Company's revenues primarily result from the sale of precious metal concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The following table shows net sales by geographic region:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Peru	383,180	437,411	435,701
Europe	289,597	424,614	218,053
North America	28,793	50,736	160,011
Asia	26,065	15,838	44,307
Oceania	2,266	-	77,969
South America	-	-	554
	_________	_________	_________
	729,901	928,599	936,595

Income (expense) from hedging transactions of subsidiary	5,405	(20,158)	-
	_________	_________	_________

	735,306	908,441	936,595
	_________	_________	_________

In 2005, the Company's three largest customers accounted for 18%, 17% and 13%, respectively, of total sales (20%, 16% and 13% of total sales in 2004). As of December 31, 2005, 61% of the trade accounts receivable is related to these customers (48% as of December 31, 2003). Some of these customers have sale contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations or previously agreed. Currently, the production of the mining units of the Company is subject to such sale agreements; these agreements have various maturity dates but do not extend beyond October 31, 2012.

23. Operating costs

This item is made up as follow:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Contractors	115,313	122,803	137,828
Supplies	74,359	84,327	88,427
Personnel expenses	67,134	82,893	75,363
Others	49,194	47,785	32,327
Slow moving and obsolescence supplies reserve, note 10(b)	624	2,889	9,382
	_________	_________	_________
	306,624	340,697	343,327
	_________	_________	_________

24. Exploration and development cost in operational mining sites

This item is made up as follow:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Exploration expenses
Uchucchacua	22,926	38,111	34,797
Orcopampa	21,883	22,628	26,299
Antapite	12,967	13,817	18,707
Shila	5,034	4,708	12,580
Ishihuinca	4,129	6,843	4,872
Julcani	1,627	4,191	4,708
Paula	1,301	3,446	-
Others	42	2,571	-
	_________	_________	_________
	69,909	96,315	101,963
Amortization of development costs, note 14(b)	16,445	31,120	34,090
	_________	_________	_________

	86,354	127,435	136,053
	_________	_________	_________

25. Exploration costs in non-operational mining sites

This item is made up as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)
In areas external to the mining sites
Mining concessions agreements	45,797	81,812	85,680
	_________	_________	_________
In mining sites
Huachocolpa	1,948	4,507	6,239
Julcani	4,295	-	-
Paula	2,876	-	-
	_________	_________	_________
	9,119	4,507	6,239
	_________	_________	_________
Studies and project expenses	4,339	1,922	-
	_________	_________	_________
	59,255	88,241	91,919
	_________	_________	_________

26. General and administrative expenses

This item is made up as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses	29,493	31,802	32,369
Officers' compensation, note 17(b)	49,594	2,135	26,883
Professional fees	16,673	18,569	20,984
Board members' remuneration	3,859	4,655	7,407
Insurance	1,730	2,164	1,970
Supplies	943	1,649	1,540
Maintenance	750	668	2,224
Rentals	989	890	1,227
Accrual for doubtful receivable, note 9(c)	5,952	1,146	76
Other expenses	13,178	13,188	17,950
	_________	_________	_________

	123,161	76,866	112,630
	_________	_________	_________

27. Royalties

This item is made up as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)
Royalties to third parties, note 36(b)	25,142	24,918	26,143
Royalties to the Peruvian Government	-	6,639	14,207
	_________	_________	_________

	25,142	31,557	40,350
	_________	_________	_________

28. Selling expenses

This item is made up as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Freight	18,425	12,913	11,900
Sundry services	6,231	3,412	2,117
Others	1,120	1,514	1,847
	_________	_________	_________

	25,776	17,839	15,864
	_________	_________	_________

29. Interests income and expense

This item is made up as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Interest income
Interest on deposits	5,639	5,726	8,539
Change in the fair value of investment fund	1,813	5,022	2,503
Interest on loans	333	1,384	604
	_________	_________	_________

	7,785	12,132	11,646
	_________	_________	_________
Interest expense
Interests on loans	(7,361)	(4,609)	(2,824)
Others	(1,326)	(2,906)	(2,973)
	_________	_________	_________

	(8,687)	(7,515)	(5,797)
	_________	_________	_________

30. Other, net

This item is made up as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Other revenues
Gain on sale of property, plant and equipment	1,175	259	1,160
Revenue from insurance	-	273	922
Dividends received from Cerro Verde	-	4,871	-
Gain from sale of supplies	2,871	-	-
Others	2,989	287	5,025
	_________	_________	_________

	7,035	5,690	7,107
	_________	_________	_________

Other expenses
Accretion expense, notes 3 and 17 (c)	4,724	7,056	7,621
Additional taxes	1,246	2,232	6,990
Social disbursements	1,313	925	2,883
Damages in Colquijirca mining unit	-	-	2,325
Depreciation, note 13 (c)	2,643	1,404	717
Labor contingencies	-	3,443	1,604
Administrative penalties	1,657	817	730
Employee termination bonuses	1,046	-	-
Accrual for impairment loss on investments	874	-	-
Others	6,336	3,318	2,542
	_________	_________	_________
	19,839	19,195	25,412
	_________	_________	_________

Net	(12,804)	(13,505)	(18,305)
	_________	_________	_________

31. Income tax and workers' profit sharing

(a) As explained in note 2(p), Buenaventura and their subsidiaries recognize temporary differences between tax and book basis of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing asset is composed of the following:

		Credit (debit) to the consolidated statements of income
		_______________________________
	Balance as of January 1st, 2005	Income tax	Workers' profit sharing	Charge to shareholders' equity for change in accounting principle (note 3)	Balance as of December 31, 2005
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Deferred asset
Deferred income from sale of future production	217,578	22,021	6,383	-	245,982
Accrual for mining closing	17,669	4,186	1,214	-	23,069
Officers' compensation	11,922	678	196	-	12,796
Slow moving and obsolescence supplies reserves	3,091	4,612	1,337	-	9,040
Exploration expenses	11,512	(2,729)	(791)	-	7,992
Impairment of property, plant and equipment	5,840	(302)	(88)	-	5,450
Tax loss carryforward	3,967	-	-	-	3,967
Unrealized gain with affiliates	4,159	(393)	(114)	-	3,652
Royalties payable to the Peruvian government	1,946	(776)	(225)	-	945
Allowance for doubtful accounts receivable	1,786	286	83	-	2,155
Accrual for labor contingencies	2,087	561	163	-	2,811
Others	3,542	3,461	1,006	-	8,009
	_________	_________	_________	_________	_________
	285,099	31,605	9,164	-	325,868

Less - Allowance for deferred asset	(12,739)	(914)	(266)	-	(13,919)
	_________	_________	_________	_________	_________

Deferred asset	272,360	30,691	8,898	-	311,949
	________	________	_________	________	________
Deferred liability
Deferred stripping costs	(19,956)	-	-	19,956	-
Other	(7,105)	2,517	730	-	(3,858)
	_________	_________	_________	_________	_________
Deferred liability	(27,061)	2,517	730	19,956	(3,858)
	_________	_________	_________	_________	_________
Deferred asset, net	245,299	33,208	9,628	19,956	308,091
	________	________	_________	________	________

The Company has not recorded a deferred income tax and workers' profit sharing liability originated by the excess of the book basis over the tax basis of the investments in shares due to the following:
    In the case of the affiliate Cerro Verde under any circumstance - dividend distribution or sale of the investment - the reversal of the basis difference will not be taxable. Cerro Verde S.A. is a company that quotes its shares in the Lima Stock Exchange and, in accordance with the Peruvian tax regulations, any gain or losses arising from the disposition of these shares are not taxable. On the other hand dividends distributions are income tax exempt.
    In the case of the affiliate Yanacocha, Buenaventura's management has the intention and ability of maintaining the investment until the date of the depletion of its gold and silver reserves; in this sense, it considers that the temporary difference will be reverted through future dividends, which are not taxable. On the other hand, Buenaventura's management has the ability of reversing the temporary difference, by other form different than dividends distributions, without any tax effects.

(b) The current and deferred portions of the income tax and workers' sharing expense (benefit) amounts for the years 2003, 2004 and 2005 included in the consolidated statements of income are made up as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)
Expense (benefit) for income tax
Current
S.M.R.L. Chaupiloma Dos de Cajamarca	30,683	37,509	44,970
Inversiones Mineras del Sur S.A.	6,543	12,642	11,828
Buenaventura	-	10,345	19,765
Inversiones Colquijirca S.A.	-	8,368	28,107
Consorcio Energético de Huancavelica S.A.	-	2,126	1,257
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	-	1,051	2,147
Others	1,283	620	540
	38,509	72,661	108,614
Deferred
Buenaventura	(228,834)	21,582	(28,212)
Inversiones Colquijirca S.A.	(4,916)	7,370	(1,199)
Inversiones Mineras del Sur S.A.	(2,798)	-	(3,216)
Others	(247)	384	(581)
	(236,795)	29,336	(33,208)
Total	(198,286)	101,997	75,406

Expense (benefit) for workers' profit sharing (i)
Current
Inversiones Colquijirca S.A.	-	2,426	8,147
Buenaventura	-	2,998	5,729
Inversiones Mineras del Sur S.A.	2,111	3,664	3,431
Consorcio Energético de Huancavelica S.A.	-	373	220
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	-	305	622
Others	187	86	48
	2,298	9,852	18,197

Deferred
Buenaventura	(62,896)	6,256	(8,178)
Inversiones Colquijirca S.A.	(1,425)	2,136	(348)
Inversiones Mineras del Sur S.A.	(811)	112	(934)
Others	(53)	-	(168)
	(65,185)	8,504	(9,628)
Total	(62,887)	18,356	8,569

(i) In accordance with Peruvian legislation, mining companies that have more 20 employees should accrue an amount equal to 8 percent of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2002, 2003 and 2004, S.M.R.L. Chaupiloma Dos de Cajamarca Contacto Corredores de Seguros S.A. and Compañía Minera Condesa S.A. have less than 20 employees.

(c) During 2003, 2004 and 2005 the provision for tax and workers' profit sharing recorded in the consolidated income statement is as follow:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Income before income tax and workers' profit sharing	37,298	834,174	1,101,377
Legal combined rate	32.84%	35.60%	35.60%
Expected income tax and workers' profit sharing according to the legal combined rate	12,249	296,966	392,090

Permanent differences
Share in affiliated companies (i)	(183,102)	(205,005)	(309,986)
Effect of fair value of derivative instruments (ii)	73,085	20,923	31,282
Effect of fair value of derivative contracts turned into normal sale contracts (iii)	(94,794)	-	(61,424)
Gain in exchange difference at derivative instruments	-	-	1,886
Change in valuation allowance	(53,944)	-	1,180
Gain in normal sale contracts due to market price difference	-	-	3,765
Non-deductible exploration expenses	-	3,430	2,219
Amortization of non-current assets	-	1,620	2,259
Effect of change in tax rate	(21,978)	-	-
Other permanent items	7,311	2,419	20,704
	(273,422)	(176,613)	(308,115)

Total	(261,173)	120,353	83,975

(i) According to current Peruvian tax regulations, the equity participation in affiliates, including dividends received, are not taxable.

(ii) According to current Peruvian tax regulations, the loss on derivative instruments is not deductible to the extent it is generated abroad.

(iii) Effective January 1, 2003, the Company adopted IAS 39, recording the initial effect of the fair value of all derivative contracts in the equity account: retained earnings (loss). In December 2003 and May 2005, the Company modified certain conditions of its derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. The income tax effect has been recorded in each year because the change of status of a permanent, to a temporary item occurred in December 2003 and May 2005.

(iv) Effective April 1, 2004, the statutory income tax rate in Peru is 30 percent. Until December 31, 2003, the income tax rate was 27 percent. In both periods the workers' profit sharing rate was 8 percent.

32. Basic and diluted earning per share

The computation of the Basic and diluted earning per share for the year ended December 31, 2003, 2004 and 2005 is presented below:

	For the year ended December 31, 2003			For the year ended December 31, 2004			For the year ended December 31, 2005
	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share
	S/.		S/.	S/.		S/.	S/.		S/.
Basic and diluted income per share before the cumulative effects of accounting changes	247,448,000	127,236,219	1.95	685,650,000	127,236,219	5.39	951,399,000	127,229,844	7.48

Cumulative effect of accounting change due to mine closing	(72,295,000)	127,236,219	(0.57)	-	-	-	-	-	-
Cumulative effect of accounting change due to stripping costs	-	-	-	-	-	-	(10,416,000)	127,229,844	(0.08)
	__________		__________	__________		_________	__________		__________
Basic and diluted net income per share	175,153,000	127,236,219	1.38	685,650,000	127,236,219	5.39	940,983,000	127,229,844	7.40
	__________		__________	__________		_________	__________		__________

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31, 2003, 2004 and 2005 was determined as follows:

	2003	2004	2005
Common shares	137,444,962	137,444,962	137,444,962
Investment shares	372,320	372,320	372,320
	137,817,282	137,817,282	137,817,282
Less - Treasury shares	(10,581,063)	(10,581,063)	(10,596,118)
	127,236,219	127,236,219	127,221,164
Weighted average number of shares outstanding	127,236,219	127,236,219	127,229,844

33. Disclosure about information by segments

International Accounting Standard (IAS) 14, requires enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. Segments are generally defined by the manner in which the Company presents data to high-level management for their use in evaluating each units past performance. The most important segment is Mining, which activities are carried out through nine companies. Management considers that these mining companies can be combined into one reportable mining segment because they show similar financial performance and similar characteristics related to the nature of their products, the nature of their production process, their clients and legal environment. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the evaluation of business development. Therefore, management considers that the Company's only reportable segment is mining.

34. Derivative financial instruments

(a) Derivative contracts -

Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. The table below presents a summary of the commodity derivative contracts outstanding as of December 31, 2005:

Metal	Quantity (ounces)		Price range	Period
	_____________________________
	Minimal	Maximum	(US$/Oz)
Gold	292,500 (i)	340,000	345 a 356.59	January 2006 - July 2011
Silver	200,000 (ii)	400,000	6.00	January 2006 - August 2006

(i) Guaranteed with an average price of US$345 per ounce only and when gold price is above US$285.00 per ounce.

(ii) Guaranteed with a minimum price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce.

Related to the derivative instruments contracts maintained during 2003, 2004 and 2005, Buenaventura and El Brocal recorded the following:
    In January 2003, Buenaventura charged S/.458,189,000 to retained earnings and El Brocal credited S/.1,742,000, net of minority interest, to the equity account of "cumulative unrealized loss on derivative instruments" in connection with initial adoption of IAS 39.
    In 2005, Buenaventura recognized a loss of S/.87,872,000 (losses of S/.21,937,000 and S/.668,030,000 in 2004 and 2003, respectively) due to the changes in fair value occurred during those periods, which are presented separately in the consolidated statements of income. In addition, it recognized expenses of S/.36,837,000 for the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented separately in the consolidated statements of income
    In 2004, El Brocal credited S/.4,621,000 (a charge of S/.8,085,000 in 2003), net of minority interest, to the equity account "Cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during those periods. As of December 31, 2005, El Brocal does not have derivative contracts to offset the risk of metal price fluctuations.

In addition, the liability presented in the consolidated balance sheets for S/.59,138,000 and S/.168,017,000 as current and non-current portions, respectively, corresponds to the fair value of derivative instruments of Buenaventura as of December 31, 2005 (S/.70,927,000 and S/.267,852,000 as current and non-current portions, respectively, as of December 31, 2004).

In 2006, Buenaventura's management has decided to change the nature of the derivative contracts as of December 31, 2005 in order to qualify them as normal sale contracts. The values of these contracts will be settled on the date that the modifications are accepted by Buenaventura and the counterparty.

(b) Normal sale contracts of gold zinc and silver

During 2005 and 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. Likewise, during 2004, El Brocal made similar changes to their derivative contracts in order to qualify them as normal sale contracts. As of December 31, 2005, the settled values for these contracts amounting to S/.107,079,000 and S/.613,791,000, as current and non-current liabilities, respectively are presented as "deferred income from sale of future production" in the consolidated balance sheets (S/.74,937,000 and S/.568,772,000 like current and non-current liabilities as of December 2004). Since this date, such amount will be credited to income as delivery of the committed ounces of gold occurs.

In 2005, Buenaventura delivered 282,000 ounces of gold as part of the sale contracts above mentioned (198,000 ounces in 2004). As a consequence, Buenaventura recognized revenues of S/.92,753,000 in the caption "realized revenue from sale of future production" in the consolidated statements of income (S/.68,837,000 during 2004).

As of December 31, 2005 Buenaventura is committed to sell 1,981,000 ounces of gold at prices ranging up US$451 per ounce until October 2012. During 2005, El Brocal has complied with all the settled deliveries of zinc and silver.

35. Fair value of financial instruments

The information about fair value of the financial instruments, including derivatives, is presented below:

- Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.

- The estimated fair value of the long-term debt is similar to its book value, as the terms and interest rates are from the market.

- The estimated fair value of the derivative contracts is S/.227,155,000 and is based on quotations received from the Company's counter- parties, see note 34.

36. Commitments and Contingencies

(a) Environmental matters -

The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering of environmental and Environmental Adjustment and Management Programs (PAMA) for each of the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila and Paula, as well as the Environmental Impact Study (EIA) of Antapite. As of December 31, 2005, the activities as defined in the PAMAs respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

On October 14, 2003, the Congress issued the Law 28090 which regulates the procedures and commitments that the mining activities must follow in order to elaborate, file and implement a mining site closing plan, as well as establishes the constitution of a guarantee to assure the compliance of the committed plan in connection with protection, conservation and recuperation of the environment standards.

On August 15, 2005 the corresponding ruling was approved. In accordance with the first regulation, the mining site closing plans approved before the issuance of this ruling have to be comply with to the new rules in a term no greater than nine months since its publication.

During the year 2005 the Company made disbursements in connection with activities included in the mining site closing plans by S/.10,738,000 (S/.5,691,000 and S/.3,637,000 during the years 2004 and 2003). As of December 31, 2005, the Company has recognized a liability of S/.92,371,000 (S/.67,521,000 as of December 31, 2004) related to its future obligations for the closing of the mining units, see note 17(a).

On July 6, 2004, the Peruvian Congress enacted the Law N'28271 "Law that Regulates the Environmental Liabilities for the Mining Activity". This law has the purpose to regulate the identification of environmental liabilities of mining activities and the financing to restore the affected areas. According to this law, an environmental liability corresponds to the impact caused to the environment by mining activities, Buenaventura's management is performing an inventory in areas currently abandoned or inactive in which the company previously carried-out exploitation activities, in order to determine what activities are necessary. In Buenaventura's management opinion, the impact of these obligations is not significant for the 2005 financial statements.

(b) Land and mineral rights leases

The Company has obtained the right to operate in certain areas through the execution of land lease contracts, as shown below:

Lease holder	Leasing company	Year in which the contracts end	Royalties

Compañía de Minas Buenaventura S.A.A.	Sindicato Minero Orcopampa S.A. (Arequipa)	2043	10 % of the valorized production subject to certain conditions.
Inversiones Mineras del Sur S.A.	El Futuro de Ica S.R.L. (Arequipa)	2015	7 % of concentrates revenues.

Royalty expenses, which are included in the operating expenses section of the consolidated statements of income, are allocated among the mineral rights lease contracts, as follows:

	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Sindicato Minero Orcopampa S.A.	22,869	22,706	23,932
El Futuro de Ica S.R.L.	2,273	2,212	2,211
	25,142	24,918	26,143

Royalties payable amount to S/.2,874,000 as of December 31, 2005 (S/.2,513,000 as of December 31, 2004), see Note 17(a).

(c) Mineral Interest
The Company's activities in Peru depend on mining concessions for exploration, being obtained from the Peruvian Ministry of Energy and Mines, or MEM. In addition, the Company's activities in Peru depend on provisional permits, obtained from the MEM for exploration rights of the area of the claim, and together with mining concessions and/or processing concessions, obtained from the MEM, for treatment of mining ores, or processing concessions. Under Peru's current legal and regulatory regime, our mining concessions have an indefinite term, contingent upon payment of the annual concession fee for each mining right. The mining rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. In addition if, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. In Management's opinion the Company is current in the payment of all amounts due in respect to its mining and processing concessions.

(d) Legal processes of Buenaventura -
Demand presented at the Federal Court at the United States of America -

In February 2002, Buenaventura and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were named in a legal action initiated by a French citizen in the Federal Court of the United Stated of America - Tenth Circuit (Colorado). The plaintiff alleges that this French citizen was affected by the revocation of Bureau de Recherches Geologiques et Minieres (BRGM), Mine Or and their related entities over preferential rights on the shares of CEDIMIN. The full and permanent revocation and annulment of any preferential rights on the shares of CEDIMIN was in exchange for a one time payment of US$80 million, of which Buenaventura paid US$40 million

On March 16, 2005 all the involved parts reached to an extrajudicial agreement. As a consequence of this agreement, the demand, pending of motion at the Federal Court of the United States of America - Tenth Circuit and subsequently dismissed by the District Court, was filed definitively.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

37. Transaction with affiliated companies

(a) The Company had the following transactions with its affiliated companies during the years ended December 31, 2003, 2004 and 2005:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. In 2005, royalties earned amounted to S/.152,342,000 (S/.116,857,000 and S/.128,889,000 in 2003 and 2004, respectively) and are presented as "royalties income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -

During 2005, Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/.264,034,000 (S/.482,025,000 and S/.414,911,000 in 2003 and 2004, respectively).

Buenaventura Ingenieros S.A. ("Bisa") -

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract expired on December 31, 2004 and was renewed in January, 2005 under the same terms.

In 2005, the revenues related to this service contract amounted to approximately S/.12,343,000 (S/.11,408,000 and S/.10,176,000 in 2003 and 2004 respectively).

The profit between Bisa and Yanacocha is not significant and, therefore, has not been eliminated in the consolidated financial statements.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. Concurrently, Yanacocha and Conenhua signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During 2005, the revenues for these services amounted to approximately S/.12,813,000 in 2005 (S/.14,282,000 and S/.13,265,000 in 2003 and 2004, respectively).

The profit between Conenhua and Yanacocha is not significant and, therefore, has not been eliminated in the consolidated financial statements.

(b) As a result of the above and other minor transactions, the Company has the following accounts receivable from affiliated companies:

	2004	2005
	S/.(000)	S/.(000)

Minera Yanacocha S.R.L.	45,708	65,666
Others	370	372
	46,078	66,038

38. Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

The Company's consolidated financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in Note 39 and are principally related to the items discussed in the following paragraphs:

Restatement of financial statements for general price level changes

Peruvian GAAP - Until December 31, 2004, Peruvian GAAP required the restatement of assets and liabilities into constant Peruvian Nuevos Soles as of the date of the latest financial statements presented. All non-monetary assets and liabilities and income statement amounts were restated to reflect changes in the Peruvian wholesale price index, from the date the assets were acquired or the liabilities were incurred to the year-end. The purchasing power gain (loss) included in income (loss) reflects the effect of Peruvian inflation on the monetary liabilities of the Company during the year, net of the loss resulting from the effect of inflation on monetary assets held. Effective January 1, 2005, this accounting treatment has been discontinued.
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

Shares in Yanacocha and Cerro Verde

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

Based on the above mentioned, under Peruvian GAAP, the Company recognizes the equity participation in Yanacocha and Cerro Verde using the financial statements of these entities prepared under U.S. GAAP because these statements recognize the appropriate adjustments to reflect the current accounting policies of Buenaventura.

In addition, Buenaventura maintains the payment made in excess over the fair value of assets and liabilities Yanacocha's and Cerro Verde's shares (recorded as mining concession within the investment caption) in Peruvian Nuevos Soles, its reporting currency.

U.S. GAAP - The consolidated results and shareholders' equity include the shares in Yanacocha and Cerro Verde obtained from those entities financial statements prepared in accordance with U.S. GAAP.

Under U.S. GAAP, the mining concession in Yanacocha and Cerro Verde must be kept in the same functional and reporting currency of these entities, that is U.S. dollars, and not Peruvian Nuevos Soles. The effect of amortizing the mining concession using the U.S. dollars basis instead of Peruvian Nuevos Soles originates reconciliation items, in results of operations and in comprehensive income, see Note 39.

Deferred Income Tax

Peruvian GAAP - When an enterprise makes a distinction between current and non-current assets and liabilities in its financial statements, it should not classify deferred income tax assets (liabilities) as current assets (liabilities).

U.S.GAAP - Deferred income tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset o liability for financial reporting purposes.

Workers' profit sharing

Peruvian GAAP - Workers' profit sharing expense (income) is separately presented in the consolidated statements of income in a similar way as income tax expense (income). Also, deferred workers' profit sharing asset (liability) is separately presented in the consolidated balance sheets in a similar way as deferred income tax assets (liabilities).

U.S. GAAP - The common practice is to recognize the workers' profit sharing expense (income) as part of operating expense (income). Also, deferred workers' profit sharing assets (liabilities) shall be classified as current or non-current based on the classification of the related assets or liability for financial reporting purposes.

Change in the valuation method of Cerro Verde's investment

Peruvian GAAP - As explained in Note 12(j), in December 2005 Buenaventura decided to account for its investment in Cerro Verde using the equity method, since this investment no longer met the criteria to be recorded at its fair value. The accounting effects resulting from the application of the equity method since the date of the initial acquisition occurred in 1996 were fully recorded in 2005. Prior periods were not adjusted retroactively.

U.S. GAAP - Under U.S. GAAP, specifically APB 18 - The Equity Method of Accounting for Investments in Common Stock, when the investor adopts the equity method of accounting, the investment, results of operations (current and prior periods presented), and retained earnings of the investor should be adjusted retroactively in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary. Therefore, the consolidated balance sheets and shareholders' equity for the year ended December 31, 2004 and the consolidated statements of income for the years 2003 and 2004, have been adjusted retroactively to reflect the accounting of the investment in Cerro Verde under the equity method, see note 39.

Guarantees

Peruvian GAAP - Under Peruvian GAAP, when an enterprise issues a guarantee, this commitment has to be disclosed in the notes to financial statements. A liability related to the guarantee will be recognized when it is probable that resources of the Company will be required to settle the obligation and it can be reasonably estimated.

U.S. GAAP - U.S. GAAP, especially FIN 456 - Guarantor's Accounting and Disclosure Requirements for Guarantees, requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee.

As a guarantor, Buenaventura is involved in financial guarantees related to Cerro Verde debt-financing facility, see note 12 (o) to the consolidated financial statements. As of December 31, 2005, under U.S. GAAP, such guarantees should be accounted for at fair value, which was not deemed significant.

39. Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2003, 2004 and 2005 and to shareholders' equity as of December 31, 2004 and 2005 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	For the years ended December 31,
	2003	2004	2005
	S/.(000)	S/.(000)	S/.(000)

Net income	175,153	685,650	940,983

Items increasing (decreasing) reported net income
Share in Yanacocha's equity - mining concession	1,031	1,875	1,452
Effect of U.S. GAAP adjustments on minority interest (a)	47	(78)	(24)
Deferred income tax and workers' profit sharing assets, net	1,117	(253)	(143)
Share in Cerro Verde's equity - restated (b)	14,176	27,595	-
Result from exposure to inflation - restated (b)	576	2,046	-
Reversal of Cerro Verde's dividends - restated (b)	-	(4,870)	-
Other	779	709	401

Net adjustments	17,726	27,024	1,686

Net income under U.S. GAAP	192,879	712,674	942,669
Other comprehensive income (loss) -
Cumulative translation adjustment in Yanacocha	(39,612)	(127,119)	87,876
Cumulative translation adjustment in Cerro Verde - restated (b)	(1,808)	(7,166)	18,907
Fair value of derivative instruments classified as hedging instruments	(6,343)	5,303	1,040
Other	-	912	-

Total comprehensive income under U.S. GAAP	145,116	584,604	1,050,492

Accumulated other comprehensive income (loss) under U.S. GAAP
Cumulative translation adjustment - Yanacocha	(40,867)	(167,986)	(80,110)
Cumulative translation adjustment - Cerro Verde - restated (b)	(1,748)	(8,914)	9,993
Fair value of derivative instruments classified as hedging instruments	(6,343)	(1,040)	-
Other	-	912	912

Total accumulated other comprehensive loss under U.S. GAAP	(48,958)	(177,028)	(69,205)

Basic and diluted income per share under U.S. GAAP	1.52	5.60	7.41

(a) Represents the net effect of the U.S. GAAP adjustments on minority interest in the net income of the Company's consolidated subsidiaries.

(b) As indicated in note 39 - Change in the valuation method of Cerro Verde's investment, the consolidated statements of income for the years 2003 and 2004 have been adjusted retroactively to reflect the accounting of the investment in Cerro Verde under the equity method.

The amounts shown in the net income reconciliation are presented before tax, except for the shares in Yanacocha and Cerro Verde. The tax effect of each item, except the shares in Yanacocha and Cerro Verde, is included in the deferred income tax and workers' profit sharing line item.

	At December 31,
	2004	2005
	S/.(000)	S/.(000)

Shareholders' equity according to the financial statements prepared under Peruvian GAAP	2,180,133	2,869,304

Items increasing (decreasing) reported shareholders' equity
Cumulative translation adjustment - Yanacocha's mining concession	(19,473)	(14,217)
Cumulative translation adjustment - Cerro Verde's mining concession	-	10,628
Share in Yanacocha's - mining concession	3,484	4,936
Deferred income tax and workers' profit sharing assets	864	721
Effect of U.S. GAAP adjustments on minority interest related to the impairment of long-lived assets	469	445
Retroactive adjustments due to change in the valuation method for Cerro Verde's investment	(190,711)	-
Other	(2,426)	(2,025)

Net adjustments	(207,793)	488

Shareholders' equity in accordance with U.S. GAAP	1,972,340	2,869,792

As described in Note 1 to the Consolidated Financial Statements, under Peruvian GAAP, the Company consolidated a 50% owned on Minera Poracota S.A. (hereafter "Poracota"). Under US GAAP, this investment should be accounted for under the equity method because the Company does not have voting control. The effect of not consolidating Poracota has no impact on net income or shareholder's equity. Had Poracota been consolidated, the most significant effects would have been as follows: development cost, net caption would have decreased in S/.12,263,000 and the minority interest liability would have decrease in S/.6,682,000.

The following is a roll forward of the components of shareholders' equity under U.S. GAAP:
S/.(000)

Shareholder's equity in accordance with U.S. GAAP at December 31, 2003	1,542,990
Net income in accordance with U.S. GAAP	192,879
Declared and paid dividends	(159,164)
Change in fair value of derivative instruments classified as hedging instruments	(8,085)
Cumulative translation adjustment in Yanacocha	(39,612)
Cumulative translation adjustment in Cerro Verde - restated	(1,808)

Shareholders' equity in accordance with U.S. GAAP at December 31, 2003	1,527,200
Net income in accordance with U.S. GAAP	712,674
Declared and paid dividends	(139,464)
Cumulative translation adjustment in Yanacocha	(127,119)
Cumulative translation adjustment in Cerro Verde - restated	(7,166)
Other	6,215

Shareholders' equity in accordance with U.S. GAAP at December 31, 2004	1,972,340
Net income in accordance with U.S. GAAP	942,669
Declared and paid dividends	(152,006)
Cumulative translation adjustment in Yanacocha	87,876
Cumulative translation adjustment in Cerro Verde	18,907
Investments in shares maintained at fair value	(48)
Investments in shares acquired by subsidiary	54

Shareholders' equity in accordance with U.S. GAAP at December 31, 2005	2,869,792

40. Recently Issued Accounting Pronouncements

Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which revised SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123R superseded APB Opinion 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows". SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company will adopt the provisions of SFAS No. 123R on January 1, 2006, using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The Company currently applies the intrinsinc value method in accordance with Accounting Board Opinion No.25 - "Accounting for Stock Issued to Employees" and related interpretation in accounting for stock options. Accordingly, because stock option exercise prices equal the market value on the date of the grant, no compensation cost is currently recognize for stock option grants. The adoption of SFAS 123R did not have a material impact on our financial position, results of operations or cash flows.

Deferred Stripping Costs

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-06, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. Early adoption is permitted by this standard, the guidance may be applied either by the recognition of a cumulative effect adjustment in the period of the adoption or by restating prior period financial statement. As explained in 3(b), El Brocal adopted this standard.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.

FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections". SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless otherwise specified by the literature, unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

International Financial Reporting Standards (IFRS)

As indicates in the note 2(v) to the consolidated financial statements through Resolution No 038-2005-EF/93.01 of February 3, 2006, the Peruvian Accounting Standards Board (CNC in Spanish), approved to suspend until December 31, 2006, the mandatory application of the IAS 21 "Effect of the Variations in the Exchange Rates of Foreign Currencies" (revised in 2003), related to the identification and use of a functional currency. Although, the Peruvian securities regulatory authority (CONASEV) has determined that Peruvian Public Companies should apply this IAS 21 starting 2006, and not delay application until 2007 as would be permitted by the CNC. As part of this upcoming IAS 21 adoption, the Company is revaluating the functional currency that has to use to prepare its consolidated financial statements.

MINERA YANACOCHA S.R.L.

FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

CONTENTS Page

Report of Independent Registered Public Accounting Firm F-52

Statements of income for each of the three years ended December 31, 2005 F-53

Balance sheets as of December 31, 2005 and 2004 F-54

Statements of cash flows for each of the three years ended December 31, 2005 F-55

Statements of changes in partners' equity for each of the three years ended December 31, 2005 F-56

Notes to the financial statements F-57

PricewaterhouseCoopers Dongo-Soria Gaveglio y Asociados

Sociedad Civil

Firma Miembro de PricewaterhouseCoopers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 6, 2006

To the Partners and the Executive Committee of
Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in partners' equity and of cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United States of America vary in certain significant respects from accounting principles generally accepted in Peru. The application of the latter would have affected the determination of net income for the three years in the period ended December 31, 2005 and the determination of partners' equity and financial position at December 31, 2005 and 2004 to the extent summarized in Note 17 to the financial statements.

As explained in Note 2 to the financial statements, as of January 1, 2003 the Company changed the method to determine its remediation and retirement liability.

/S/ DONGO-SORIA GAVEGLIO Y ASOCIADOS

Countersigned by:

/S/ LUIS W. MONTERO

Luis W. Montero (partner)
Peruvian Public Accountant
Registration No.17729

STATEMENTS OF INCOME
	Year ended December 31,
	2005	2004	2003
	(in thousands of US dollars)
Revenues	$ 1,490,402	$ 1,249,882	$ 1,036,370
Costs and expenses
Costs applicable to sales (exclusive of depreciation, depletion and amortization shown separately below)	507,806	450,825	377,214
Depreciation, depletion and amortization	193,587	179,441	146,822
Exploration, research and development	32,884	35,236	13,574
General and administrative	5,453	4,986	5,126
Environmental, litigation and other costs, net	(6,669)	6,135	18,126
	733,061	676,623	560,862
Other income (expense)
Interest and other income	4,774	860	1,560
Interest expense, net of capitalized interest of US$2,016, US$4,559 and US$3,035, respectively	(1,234)	(2,252)	(2,615)
	3,540	(1,392)	(1,055)
Income before income taxes and cumulative effect of a change in accounting principle	760,881	571,867	474,453
Income tax expense (Note 12)	(235,407)	(181,563)	(121,688)
Income before cumulative effect of a change in accounting principle	525,474	390,304	352,765
Cumulative effect of a change in accounting principle, net of tax of US$10.2 million in 2003 (Note 9)	-	-	(32,353)
Net income	$ 525,474	$ 390,304	320,412

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
	At December 31,
	2005	2004
	(in thousands of US dollars)
ASSETS
Cash and cash equivalents	$ 295,511	$ 69,798
Restricted cash	1,978	-
Accounts receivable (Note 3)	40,026	34,659
Due from related parties (Note 13)	365	-
Inventories (Note 4)	67,958	48,404
Ore on leach pads (Note 5)	65,875	88,447
Current assets	471,713	241,308
Plant and mine development, net (Note 6)	943,263	882,946
Long-term stockpiles and ore on leach pads (Note 5)	129,189	80,421
Other long-term assets	5,418	3,073
Total assets	$ 1,549,583	$ 1,207,748
LIABILITIES
Current portion of long-term debt (Note 10)	$ 3,160	$ 16,156
Accounts payable	27,693	24,760
Due to related parties (Note 13)	20,875	19,568
Workers' profit sharing (Note 8)	39,904	28,447
Income taxes payable	55,181	46,283
Deferred workers' profit sharing (Note 8)	113	2,825
Other current liabilities (Note 7)	48,366	41,274
Current liabilities	195,292	179,313
Long-term debt (Note 10)	-	21,160
Reclamation and remediation liabilities (Note 9)	112,942	102,719
Deferred workers' profit sharing (Note 8)	17,207	18,381
Deferred income tax liabilities (Note 12)	61,282	69,683
Other long-term liabilities	6,212	5,318
Total liabilities	392,935	396,574
Commitments and contingencies (Note 16)
PARTNERS' EQUITY (Note 11)
Partners' contributions	208,616	208,616
Additional contributions	226	226
Restricted earnings	189,600	189,600
Retained earnings	758,206	412,732
Total partners' equity	1,156,648	811,174
Total liabilities and partners' equity	$ 1,549,583	$ 1,207,748

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2005	2004	2003
	(in thousands of US dollars)
Operating activities:
Net income	$ 525,474	$ #9; 390,304	$ 320,412
Adjustments to reconcile net income to net cash provided from operating activities
Depreciation, depletion and amortization	193,587	179,441	146,822
Deferred income taxes	(9,053)	(17,932)	(26,504)
Deferred profit sharing	(3,886)	(2,433)	(5,189)
Accretion of reclamation obligations	7,059	6,025	6,534
Revision in reclamation estimate, net	(10,766)	(2,351)	16,615
Write-down of material and supplies inventories	-	-	3,165
Write-down of property, plant and mine development	674	6,160	3,462
Cumulative effect of change in accounting principle, net	-	-	32,353
(Increase) decrease in operating assets:
Inventories, ore on leach pads and stockpiles	(45,398)	14,212	(25,938)
Other assets	(8,079)	(601)	(954)
Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	24,803	(19,286)	88,576
Reclamation liabilities	(6,721)	(5,386)	(5,700)
Net cash provided from operating activities	667,694	548,153	553,654
Investing activities:
Additions to property, plant and mine development	(225,846)	(231,378)	(205,682)
Net cash used in investing activities	(225,846)	(231,378)	(205,682)
Financing activities:
Proceeds from debt	-	65,500	-
Repayments of debt	(34,157)	(95,540)	(47,598)
Change in restricted cash	(1,978)	16,672	(824)
Distributions of profits to the partners	(180,000)	(280,000)	(300,000)
Net cash used in financing activities	(216,135)	(293,368)	(348,422)
Net change in cash and cash equivalents	225,713	23,407	(450)
Cash and cash equivalents at beginning of the year	69,798	46,391	46,841
Cash and cash equivalents at end of the year	$ 295,511	$ 69,798	$ 46,391

See Note 14 for supplemental cash flow information.

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN PARTNERS' EQUITY
	Partners' contributions	Additional contributions	Restricted earnings	Retained earnings	Total
		(in thousands of US dollars)
Balance at January 1, 2003	$ 208,616	$ 226	$ 160,000	$ 311,616	$ 680,458
Appropriation of retained earnings	-	-	29,600	(29,600)	_
Distributions of profits to the partners	-	-	-	(300,000)	(300,000)
Net income	-	-	-	320,412	320,412
Balance at December 31, 2003	208,616	226	189,600	302,428	700,870
Distributions of profits to the partners	-	-	-	(280,000)	(280,000)
Net income	-	-	-	390,304	390,304
Balance at December 31,2004	208,616	226	189,600	412,732	811,174
Distributions of profits to the partners	-	-	-	(180,000)	(180,000)
Net income	-	-	-	525,474	525,474
Balance at December 31,2005	$ 208,616	$ 226	$ 189,600	$ 758,206	$ 1,156,648

The accompanying notes are an integral part of these financial statements.

MINERA YANACOCHA S.R.L.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

  BUSINESS ACTIVITIES

  Minera Yanacocha S.R.L. (the "Company"), formerly Minera Yanacocha S.A., was incorporated in Peru on January 14, 1992 and began its operations in 1993. The Company is engaged in the exploration and production of gold under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma").

  The Company is owned 51.35% by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation ("Newmont"), 43.65% owned by Cia. Minera Condesa S.A., which is 100% owned by Cia. de Minas Buenaventura S.A.A. ("Buenaventura") and 5% owned by the International Finance Corporation.

  The majority partners of the Company (or their affiliates) also own the majority interest in Chaupiloma. In accordance with a mining lease, amended effective January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2012, but can be extended at the Company's option.

  Located in the Cajamarca province of Peru, the Company's operation consists of five separate open pit mines: the Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua mines. Reclamation and/or backfilling activities in the mining areas of Carachugo, San José and Maqui Maqui are currently underway. Cerro Yanacocha and La Quinua are still active pits. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching cyanidation, followed by Merrill-Crowe zinc precipitation and smelting where a final ore product is poured. The ore is then shipped offsite for refining and is sold in worldwide gold markets.

  Proven and probable reserves contained approximately 32.6 million (unaudited) and 32.3 million (unaudited) ounces of gold at December 31, 2005 and 2004, respectively and 3.2 billion (unaudited) and 2.2 billion (unaudited) pounds of copper at December 31, 2005 and 2004, respectively.

  The Conga project consists of two gold-copper porphyry deposits located northeast of the Minera Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayco. The Conga project has proven and probable reserves of 11.8 million (unaudited) ounces of gold and 3.2 billion (unaudited) pounds of copper at December 31, 2005 and 8.7 million (unaudited) ounces of gold and 2.2 billion (unaudited) pounds of copper at December 31, 2004, and is included in the total Company proven and provable reserves described above.

  During 2005, 2004 and 2003, the Company sold 3.33 million, 3.04 million and 2.86 million ounces of gold, respectively.

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

  Currency

  The financial statements are stated in U.S. dollars, the Company's functional currency, since most of its transactions are traded, collected and paid in such currency. All amounts are rounded to the nearest thousand ($000) unless otherwise stated. Transactions in other currencies are recorded in U.S. dollars based on exchange rates prevailing at the time of such transactions. Monetary assets and liabilities denominated in other currencies are translated into the U.S. dollar at exchange rates prevailing at the balance sheet dates, and any resulting gains or losses are reflected in current earnings.

  Cash and Cash Equivalents

  Cash and cash equivalents consist of all cash balances and deposits in banks with an original maturity of three months or less. Because of the short maturity of these balances, the carrying amounts approximate their fair value.

  Stockpiles, Ore on Leach Pads and Inventories

  As described below, costs that are incurred in, or benefit, the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories resulting from net realizable value impairments are reported as a component of Costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long-term. The major classifications are as follows:

  Stockpiles

  Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile's average cost per recoverable unit.

  Ore on Leach Pads

  The recovery of gold from certain oxide ores is achieved through heap leaching. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution which is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

  The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, the leach pads recover approximately 90% to 95% of the ultimate recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

  Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, the Company's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. At December 31, 2005, the weighted-average cost per recoverable ounce of gold on leach pads was US$140 per ounce (unaudited). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded. Based on current mine plans excluding any Conga production, the Company expects to place the last ton of ore on its leach pads in 2014. Including the estimated time required for residual leaching, rinsing and reclamation activities, the Company expects that its leaching operations will terminate within approximately six years following the date that the last ton of ore is placed on the leach pad.

  The current portion of leach pads is determined based on estimates of the quantities of gold at the balance sheet date that is expected to be recovered during the next twelve months.

  In-process Inventory

  In-process inventories represent materials that are currently in the process of being converted to a saleable product. The Company's conversion process is leach in-circuit. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

  Precious Metals Inventory

  Precious metals inventories include gold ore and/or gold bullion. Precious metals that result from the Company's mining and processing activities are valued at the average cost of the respective in-process inventory incurred prior to the refining process, plus applicable refining costs.

  Materials and Supplies

  Materials and supplies are valued at the lower of weighted-average cost or net realizable value. Cost includes applicable taxes and freight.

  Property, Plant and Mine Development

  Expenditures for new facilities or equipment or expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

  Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on the estimated recoverable ounces mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body.

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

  Mineral interests

  Mineral interests are recorded at fair value at the time of acquisition, in Property, plant and mine development, and represent mineral use rights regardless of whether the Company owns the related surface rights ("mining concessions"). The Company's mineral assets represent mineral use rights related to production, development or exploration stage properties, and the value of such assets is primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in such properties. Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above. The Company's mining concessions are enforceable regardless of whether proven and probable reserves have been established. In addition, these mining concessions provide for both the right to explore and exploit. However, the Company must first obtain the respective exploration and exploitation permits, which are generally granted in due course. The Company may retain mining concessions indefinitely by paying annual fees and, during exploitation, complying with production obligations or paying assessed fines. Mining concessions are freely assignable or transferable.

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

  Revenue Recognition

  Revenue is recognized when the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured. Revenues from silver sales are credited to Costs applicable to sales as a by-product credit.

  Reclamation and Remediation Costs (Asset Retirement Obligations)

  In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143 "Accounting for Asset Retirement Obligations", which established a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement was adopted on January 1, 2003, when the Company recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset which resulted in a cumulative effect of a change in accounting principle of US$32.4 million, net of US$10.2 million in taxes (see Note 9). Reclamation costs are allocated to expense over the life of the related assets and are adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.

  Prior to adoption of SFAS No. 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs related to active mines are accrued and charged over the expected operating lives of the mines using the UOP method based on proven and probable reserves.

  Income Tax and Profit Sharing

  The Company accounts for income tax and legally required profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset for the Company, as measured by the statutory tax and profit sharing rates in effect as enacted. The Company derives its deferred income tax charge or benefit and profit sharing charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income tax and profit sharing rates.

  The Company's deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

  Recently Issued Accounting Pronouncements

  Stock Based Compensation

  In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which revised SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123R superseded APB Opinion 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows". SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company will adopt the provisions of SFAS No. 123R on January 1, 2006, using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation cost for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123, will be recognized ratably over the remaining vesting period. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. At present, compensation cost of approximately US$1.4 million is expected to be required through charges from the partners.

  Deferred Stripping Costs

  In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-06, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, and will be adopted by the Company on January 1, 2006, as required. The estimated impact of adoption is a reduction of Property, plant and mine development, net of approximately US$11.3 million, an increase to ore on leach pads of approximately US$1.4 million, a decrease of deferred income taxes of US$3.2 million, a decrease in Deferred workers' profit sharing of approximately US$1.0 million and a reduction in Retained earnings of approximately US$5.7 million. Future stripping costs will be recognized as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. Adoption of EITF 04-6 will have no impact on the Company's cash position.

  Asset Retirement Obligations

  In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our financial position, results of operations or cash flows.

  Accounting Changes and Error Corrections

  In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections". SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless otherwise specified by the literature, or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

  Reclassifications

  Certain amounts in prior years have been reclassified to conform to 2005 presentations. These reclassifications had no material effect on previously reported presentations of assets and liabilities, net income, cash flows or partners' equity.

  ACCOUNTS RECEIVABLE

	At December 31,
	2005	2004
Value added tax credit	$ 16,530	$ 16,958
Prepayments to suppliers and contractors	7,364	2,292
Claims for tax refunds	6,876	9,449
Employees	1,784	-
Other	7,472	5,960
	$ 40,026	$ 34,659

  During 2005 the Company provided cash advances to certain local suppliers and made prepayments for critical consumables such as tires and cyanide. During 2005 the Company received a tax refund of US$2.5 million related to its former contract miner, which arose out of a Superintendencia Nacional de Administracion Tributaria ("SUNAT") assessment during an audit of years 1999-2000. During 2005, the Company established a new policy related to housing for employees which involved the granting of cash advances in order to facilitate the improvement of houses.

  INVENTORIES

	At December 31,
	2005	2004
In-process	$ 14,924	$ 20,184
Precious metals	1,407	565
Materials and supplies	51,627	27,655
	$ 67,958	$ 48,404

  STOCKPILES AND ORE ON LEACH PADS

	At December 31,
	2005	2004
Current - ore on leach pads	$ 65,875	$ 88,447
Long-term
Stockpiles	$ 5,744	$ 6,925
Ore on leach pads	123,445	73,496
	$ 129,189	$ 80,421

  PROPERTY, PLANT AND MINE DEVELOPMENT

	At December 31, 2005			At December 31, 2004
	Cost	Accumulated Depreciation Depletion and Amortization	Net Book Value	Cost	Accumulated Depreciation Depletion and Amortization	Net Book Value
			(in thousands)
Land	22,233	-	22,233	17,856	-	17,856
Buildings and equipment	1,430,284	(845,977)	584,307	1,289,758	(696,720)	593,038
Mine development	290,785	(106,667)	184,118	235,863	(72,212)	163,651
Mineral interests	34,160	(3,907)	30,253	33,991	(2,927)	31,064
Asset retirement cost	94,705	(49,052)	45,653	72,742	(41,971)	30,771
Construction-in-progress	76,699	-	76,699	46,566	-	46,566
	1,948,866	(1,005,603)	943,263	1,696,776	(813,830)	882,946

Leased assets included above in Buildings and equipment	30,193	(27,680)	2,513	30,193	(23,756)	6,437

	Estimated Useful Lives	Years
Buildings and equipment	Useful life of buildings	12 to 25
	Leach pads	5
	Equipment	7
	All remaining assets	5
Mine development	UOP based on grams mined	8 to 21
Mineral interests	UOP for producing property	12
Asset retirement cost	Based on related asset	5 to 15
Leased assets included above in Property, plant and mine development		5

	At December 31, 2005			At December 31, 2004
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
			(in thousands)
Mineral Interests:
Production stage	8,432	(3,548)	4,884	8,432	(2,568)	5,864
Development stage	20,297	(174)	20,123	20,298	(174)	20,124
Exploration stage	5,431	(185)	5,246	5,261	(185)	5,076
Total	34,160	(3,907)	30,253	33,991	(2,927)	31,064

  On March 31, 2004, the EITF ratified EITF Issue No.04-2, "Whether Mining Rights are Tangible or Intangible Assets" to address the inconsistency in the classification of mineral rights as tangible or intangible assets. EITF 04-2 provides that certain mineral use rights have characteristics of assets other than intangible assets and are considered tangible assets which should be accounted for based on their substance. The effects of adopting this EITF were accounted for prospectively. As a result, the Company has reclassified all of its mineral interests from Mineral interests and other intangible assets to Property, plant and mine development, net in its balance sheets and ceased amortization on exploration stage mineral interests prior to the commencement of production effective April 1, 2004.

  As of December 31, 2005, an agglomeration plant with a carrying value of US$32.5 million was included in property, plant and equipment at La Quinua. In 2004 the Company recorded a US$4.1 million impairment for the portion of this equipment with no projected future value. It is anticipated that the remaining assets will be utilized in the construction of a gold mill planned for completion in 2008.

  OTHER CURRENT LIABILITIES

	At December 31,
	2005	2004
Capital projects accruals	$ 18,900	$ 10,945
Operating cost accruals	13,750	18,216
Reclamation and remediation	5,623	4,312
Payroll	4,279	3,175
Taxes other than income tax	3,994	2,235
Withholding income tax	1,335	1,086
Deferred income tax liabilities	389	1,041
Deferred revenue	-	105
Other	96	159
	$ 48,366	$ 41,274

  WORKERS' PROFIT SHARING

  In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

  In 2005, the current portion of workers' profit sharing amounted to US$68.8 million which has been included in Costs applicable to sales ($53.9 million in 2004).

  Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N'009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo - FONCALPROEM. This entity, created by Legislative Decree N'892, is responsible for managing this fund, which is intended for future training or employment generation in Peru. The Company made payments to FONCALPROEM in 2005 of US$15.0 million (US$13.2 million in 2004).

  RECLAMATION AND REMEDIATION (ASSET RETIREMENT OBLIGATIONS)

  The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

  The liability corresponds primarily to activities to be performed in the reclamation and remediation of mining activities once the gold extraction process has been finished. Theses activities include reclamation of the mine sites, operating water treatment plants, revegetation and earth works.

  The following is a reconciliation of the total liability for reclamation and remediation:

Balance January 1, 2004	$ 91,748
Additions, change in estimates and other, net	14,643
Liabilities settled	(5,386)
Accretion expense	6,026
Balance December 31, 2004	107,031
Additions, change in estimates and other, net	11,196
Liabilities settled	(6,721)
Accretion expense	7,059
Balance December 31, 2005	$ 118,565

  The current portion of Reclamation and remediation liabilities of $5.6 million and $4.3 million at December 31, 2005 and 2004, respectively, are included in Other current liabilities.

  Increases in the asset retirement obligation in 2005 and 2004 relate primarily to the expanded mining operations and new facilities at Yanacocha and La Quinua and the related projected remediation and reclamation costs for this expansion.

  On January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." As a result, the Reclamation and remediation liabilities increased by $72.1 million for the fair value of the estimated asset retirement obligation, deferred profit sharing increased by $2.3 million for the legally required profit sharing and the Deferred income tax liability increased by $7.9 million, Property, plant and mine development, net increased by $49.9 million and a $32.4 million charge was recorded for the Cumulative effect of a change in accounting principle, net of tax.

  DEBT

	At December 31,
	2005	2004
International Finance Corporation	$ -	$ 30,000
Newmont Perú SRL	2,850	6,553
Mobil Oil del Perú S.A.	310	702
Others	-	61
	3,160	37,316
Current portion	(3,160)	(16,156)
	$ -	$ #9; 21,160

  International Finance Corporation ("IFC")

  $100 million Credit Facility: In December 1999, the Company entered into a $100 million credit facility (a $20 million A Tranche and a $80 million B Tranche) with the IFC. On December 15, 2005, the Company fully repaid the outstanding balances of $15 million and $9 million under the B Tranche and A Tranche respectively. Initial drawdowns under the loan were used for development of the La Quinua project; however, the loan accommodated repayments during the revolving availability period and subsequent borrowings were used for other purposes. Interest applicable to the A Tranche was LIBOR plus 2.375%. Interest applicable to the B Tranche was LIBOR plus 2.5%. Certain of the Company's assets secured the loan.

  The A Tranche interest rate was 5.0% at December 31, 2004. The weighted-average rate was 5.4% and 3.8% for 2005 and 2004, respectively. The B Tranche interest rate was 5.0% at December 31, 2004, respectively. The weighted average rate was 5.5% and 4.0% for 2005 and 2004, respectively.

  Trust Certificates

  The Company issued debt in 1997 through the sale of $100 million 8.4% Series A Trust Certificates to various institutional investors. The Certificates were collateralized by certain of Minera Yanacocha's assets, certain restricted funds and also were specifically collateralized by future gold sales, through a trust agreement with the Bank of New York. The Company fully repaid the outstanding balance of $16 million in 2004.

  Newmont Peru SRL

  In October 2001, the Company entered into an agreement with Newmont Peru SRL, formerly known as "Newmont Peru Limited, Sucursal del Perú" (100% indirectly owned subsidiary of Newmont) for the lease of haulage and drilling equipment, with a purchase option for all or part of the leased equipment. The lease is accounted for as a capital lease and is subject to monthly rental payments through September 2006. The interest rate is 16% for all periods. Fair market value cannot be practicably determined due to the lack of available market information.

  Banco de Crédito del Perú

  In June 2004, Yanacocha amended its $40 million line of credit with Banco de Crédito del Perú to extend the term of the facility to June 2007, reduce the applicable interest rate and increase the facility to $50 million. The interest rate is LIBOR plus 0.65% through June 2005 and LIBOR plus 2% thereafter. The interest rate under the previous agreement was LIBOR plus 0.75% through June 2004. During 2005, the Company did not borrow any funds under this line. In 2004, the Company in aggregate borrowed $65.5 million and repaid $65.5 million. There were no outstanding amounts under this line of credit at December 31, 2005 and 2004.

  Banco Continental

  In June 2004, the Company entered into a $20 million credit facility with BBV Banco Continental that expired in June 2005. The interest rate was LIBOR plus 0.7%. No amounts were borrowed under this revolving line of credit.

  Compliance with Covenants

  The financing agreements contain certain covenants that limit indebtedness and distributions of earnings to partners, among others. In addition, the Company was required to maintain certain financial ratios as provided in the financing agreements. The Company was in compliance with these covenants during the periods in which the financing agreements were outstanding.

  Registration of Bond Program

  On December 19, 2005, the Company filed with the Peruvian securities regulatory authority (CONASEV), for its review and approval, a prospectus to register a $200 million bond program in the Peruvian public market. The registration would make the bond program available for the Company to make up to $200 million in issuances over a two-year period. Any funds generated from the bond program may be used by the Company for capital expenditures and general corporate purposes.

  PARTNERS' EQUITY

  Partners' Contributions

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

  Management has determined the taxable income according to its understanding, and that of its legal advisors, of the applicable tax legislation. This legislation requires adding to and deducting from accounting income as determined in the financial statements, those items that the referred legislation recognizes as taxable and non-taxable, respectively.

  For the years ended December 31, 2005, 2004 and 2003 the income tax rate was 30% except for La Quinua mine for which a 27% income tax rate applied for 2003 and a 29% income tax rate for 2004 and future years.

  Peruvian Income Tax and Workers Participation

  The current income tax and the workers' profit sharing (Note 8) have been determined as follows:

	Year ended December 31,
	2005	2004	2003
Income before workers' profit sharing and income tax in accordance with Peruvian GAAP	$ 852,316	$ 659,662	$ 487,472
Plus:
Reclamation liability	3,374	3,134	54,785
Non-deductible expenses	18,495	13,760	9,796
Income tax recorded as other expenses	14,983	20,318	8,030
Provision for obsolescence of inventories	352	1,392	3,500
Other	3,862	4,469	11,357
	41,066	43,073	87,468
Less:
Depreciation of mine development and of mineral interests	(19,487)	(22,118)	(12,231)
Depreciation straight line	(7,778)	-	-
Reclamation expenses	(6,721)	(5,386)	(5,700)
Others	-	(2,016)	(674)
	(33,986)	(29,520)	(18,605)
Base to calculate the workers' profit sharing	859,396	673,215	556,335
Workers' profit participation 8%	(68,752)	(53,857)	(44,507)
Sub-total	790,644	619,358	511,828
Tax benefit on reinvested earnings	-	-	(23,680)
Taxable income	$ 790,644	$ 619,358	$ 488,148

Income tax (30%)	$ 237,193	$ 185,807	$ 146,444
Credit for charitable donations	(1,767)	(1,260)	(348)
Adjustment due to the income tax rate applicable to La Quinua	(3,931)	(3,098)	(5,934)
Current income tax	$ 231,495	$ 181,449	$ 140,162

  Reinvestment of Earnings

  Pursuant to Supreme Decree N'027-98-EF, mining companies can obtain a tax benefit ("Investment Credit") by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company's productivity ("Reinvestment Program"). Investment Credits, based on 80% of amounts reinvested, are obtained by application to and approval by the Ministry of Energy and Mines.

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

  The Company transferred from retained earnings to restricted earnings $189.6 million according with the above reinvestment program approved, as follows: $29.6 million in 2003, and $160 million in prior years. The reinvestment tax credit reduced the current income tax by $7.1 million in 2004 and 2003.

  Undistributed earnings associated with these investment credits are presented as restricted earnings as of December 31, 2005 and 2004.

  Income tax - Reconciliation from Peru Tax Return to U.S. GAAP and Tax Balance Sheets

  The Company's income tax provision consisted of the following:

	Year ended December 31,
	2005	2004	2003
Current Peru tax return	$ 231,495	$ 181,449	$ 140,162
Income tax recorded as other expenses for Peru GAAP	12,965	18,046	8,030
Current U.S. GAAP	244,460	199,495	148,192
Deferred	(9,053)	(17,932)	(26,504)
Income tax expense	$ 235,407	$ 181,563	$ 121,688

  Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30 percent to pre-tax income as a result of the following:

	Year ended December 31,
	2005	2004	2003

Income before income tax provision	$ 760,881	$ 571,867	$ 474,453
Peruvian statutory rate	30%	30%	30%
Income tax at statutory rate	228,264	171,560	142,336
Investment credit	-	(7,104)	(7,104)
Deferred investment credit	-	-	(7,776)
Income tax recognized through refilling of tax returns	5,255	8,993	3,615
Income tax recognized through SEAP	-	-	2,257
Difference due to the income tax rate of La Quinua	(3,931)	(3,098)	(5,934)
Difference due to change for deferred income tax related to the revisions of SFAS No.143	-	-	(7,512)
Income tax from tax disputes	894	5,394	-
Other	4,925	5,818	1,806
Total income tax expense	$ 235,407	$ 181,563	$ 121,688

  Components of deferred income tax liabilities and assets were as follows:

	At December 31,
	2005	2004
Deferred tax liabilities
Property, plant and mine development costs	$ 84,309	$ 93,879
Inventories	7,719	5,368
Debt issuance costs	169	245
Other	(752)	(139)
	91,445	99,353

Deferred tax assets
Reclamation costs	(24,418)	(22,171)
Deferred profit sharing	(5,196)	(6,362)
Other	(160)	(96)
	(29,774)	(28,629)
Net deferred tax liability	$ 61,671	$ 70,724

Current deferred tax liabilities	389	1,041
Non-current deferred tax liabilities	61,282	69,683
Net deferred tax liability	$ 61,671	$ 70,724

  DUE TO/FROM RELATED PARTIES

  The Company has the following receivables and liabilities to related parties:

	At December 31,
	2005	2004
Due from related parties
Newmont Peru SRL	357	-
Empresa Minera Inti Raymi SA	8	-
	$ 365	-

Due to related parties
S.M.R.L. Chaupiloma Dos de Cajamarca	$ 15,247	$ 10,701
Buenaventura Ingenieros S.A.	77	88
Consorcio Energético Huancavelica S.A.	323	671
Newmont Peru SRL	4,049	3,486
Newmont SF Chile	11	44
Newmont International Services	-	2,910
Newmont Mining Corporation	-	1,668
Newmont Mining Corporation Canada	36	-
Newmont Technologies Limited	514	-
NUSA	618	-
	$ 20,875	$ 19,568

  Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliated companies. The corresponding charges totaled $45.7 million, $36.1 million and $31.1 million in 2005, 2004 and 2003, respectively.

  As described in Note 1, the Company pays Chaupiloma a 3% royalty on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $45.6 million, $37.9 million and $31.7 million in 2005, 2004 and 2003, respectively.

  SUPPLEMENTAL CASH FLOW INFORMATION

  Net cash provided from operating activities included the following cash payments:

	Year ended December 31,
	2005	2004	2003
Income taxes paid	$ 234,667	$ 232,018	$ 85,822
Interest paid net of capitalized interest	$ 2,281	$ 3,711	$ 6,453

  MAJOR CUSTOMERS AND EXPORT SALES

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide. In 2005, sales to one customer accounted for $1.47 billion which represents 99% of total annual sales. In 2004, sales to two customers accounted for $860.1 million and $349.4 million which represented 97% of total annual sales. All gold sales were made outside of Peru.

  COMMITMENTS AND CONTINGENCIES

  Tax contingencies

  As is customary, the tax returns of the Company are subject to review by the various Peruvian taxing authorities. At present, the income taxing authorities have reviewed the Company's tax filings up to year 2001. In connection with this review, the taxing authorities have identified certain adjustments with which the Company and its advisors do not agree. In the fourth quarter of 2004 a $11.5 million payment was made to the income taxing authorities principally to stop the accruing of interest and penalties on proposed adjustments that are timing in nature. Other matters in dispute also relate to the timing of certain income tax deductions. The Company has established an accrued liability for financial reporting purposes in an amount that represents management's best judgment concerning the amount that is required to be included in its income tax expense as a result of the current tax review. In the opinion of management, the resolution of the income tax controversy will not have a material impact on the financial condition or liquidity of the Company.

  Peruvian Mining Royalty

  During the second quarter of 2004, the government of Peru enacted legislation to establish a sliding scale mining royalty of up to 3% based on the volume of mine production. The royalty is calculated on revenue from sales of product less certain refining and transportation expenses. While the Peruvian royalty became effective during the second quarter of 2004, it does not apply to those projects that had stabilization agreements prior to the adoption of the royalty law. The Company's current production is derived from projects that were stabilized prior to the enactment of the royalty legislation. However, pending amendment or successful legal challenges to the validity of the royalty legislation, future production from non-stabilized projects could be burdened by this royalty.

  Reinvestment program

  As of June 30, 2004, the Company completed all of its investments under the Reinvestment Program 2000 - 2004. As of December 31, 2005, the filing before the Mining and Energy Ministry requesting the audit of the investment incurred is pending.

  Unitization of Properties

  In December 2000, as a result of the unitization plan carried out by partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

  The Company must pay to Chaupiloma, S.M. Coshuro R.L. and Buenaventura, 3 percent on quarterly net sales of mineral extracted from the transferred and leased concessions. These properties are currently under exploration, except for a lime concession.

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

  Legal Proceedings

  Choropampa (mercury spill)

  In June 2000, a transport contractor of the Company spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the mine. Elemental mercury is a by-product of gold mining. After the spill, a comprehensive health and environmental remediation program was undertaken by the Company. In August 2000, the Company under protest paid a fine of S/.1,740,000 Peruvian Nuevos Soles (approximately $0.5 million) to the Peruvian Government (Ministry of Energy and Mining). The Company entered into settlement agreements with a number of individuals impacted by the incident. In addition, it has entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident. The Company, related companies and other defendants were named in a lawsuit by over 1000 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Court of the State of Colorado. This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. In February 2005, the Company answered the complaint in Denver District Court of the State of Colorado.

  In May 2002, additional lawsuits related to the Choropampa incident were filed against the Company in two of the local courts of Cajamarca in Peru by over 900 Peruvian citizens. Such lawsuits seek the payment of $229,420,000 and S/.1,245,000 Peruvian Nuevos Soles. As of December 31, 2005, the Company has entered into settlement agreements with approximately 40% of the plaintiffs for amounts considerably lower than those initially claimed in their lawsuits, significantly reducing the contingency that these lawsuits created.

  In addition, more than half of the remaining plaintiffs in these Peruvian cases had previously entered into settlement agreements with the Company prior to filing their lawsuits. The Company has filed motions to dismiss based on these previous settlements and has obtained positive judgments by the Civil Court of the Cajamarca Superior Court. The Plaintiffs have appealed many of these rulings to Peru's Supreme Court where they remain pending.

  As of December 31, 2005, the Company has spent approximately $22.7 million, which has been offset by approximately $12.8 million of insurance proceeds, on public works, remediation efforts, personal compensation and compensation to the communities as well as fines, attorneys' fees and other related costs and expenditures. The Company cannot predict the amount of additional expenditures related to this matter or the result of any of these lawsuits.

  Conga

  The Company is involved in a dispute with the Provincial Municipality of Celendin regarding the authority of that governmental body to regulate the development of the Conga ore deposit. In 2004, the Municipality of Celendin enacted an ordinance declaring the area around Conga to be a mining-free reserve and naturally protected area. As in the Cerro Quilish case (see below), the Company has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by the Company's mining concessions. Based on the precedents established by the Constitutional Tribunal, the Company believes that a similar finding protecting the Company's rights will be made.

  Hacienda Los Negritos

  On October 21, 2002, the Company was sued by Grimaldina Malpica Rojas, seeking: (i) the repossession of the "Los Negritos" property, which is currently held and occupied by the Company, and (ii) a payment for damages of up to $65 million.

  The Company has opposed the lawsuit and all its terms, requesting that her registration of the property in the Public Registry of Cajamarca be declared void. The legal proceeding is currently pending resolution in Cajamarca's court of first instance. The Company believes that the plaintiff's claim is without merit.

  Other contingencies - Cerro Quilish

  The Company was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit. At December 31, 2003 this deposit contained reserves of approximately 3.9 million (unaudited) ounces of gold.

  Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. The Company challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. The Peruvian Constitutional Tribunal heard the case in early 2003 and ruled on April 7, 2003. The ruling established that the Company's rights were not impacted by the ordinance; that the Company would complete a full environmental impact study prior to initiating any development at Cerro Quilish; and, adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. In July 2004, the Company received a drilling permit and commenced exploration activities on the Cerro Quilish deposit. During September 2004, individuals from the Cajamarca region conducted a sustained blockade of the road between the City of Cajamarca and the mine site, in protest of these exploration activities. The Company suspended all drilling activities at Cerro Quilish and the blockade was resolved. In November 2004, in recognition of the communities' concerns, the Company requested and received the revocation of its Cerro Quilish drilling permit. In this regard, the Company has been working on re-establishing the "social license to operate" with the purpose of improving its relationship with the community of Cajamarca.

  In 2004, the Company reassessed the challenges involved in obtaining required permits for Cerro Quilish primarily related to increased community concerns. Based upon this reassessment, the Company reclassified 3.9 million (unaudited) ounces of gold from reserves to non-reserve mineralization.

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

Fixed assets

There are certain differences in the accounting treatment of fixed assets under U.S. GAAP financial statements presented and Peruvian GAAP. These differences include the types of costs capitalized and depreciation and amortization periods and are summarized as follows:

Under U.S. GAAP, certain project supervision costs and contractor costs associated with the acquisition of assets are capitalized and depreciated using the straight-line method over the life of the project. Under Peruvian GAAP, project supervision costs are capitalized as intangible assets and amortized in one year and contractor cost associated with the acquisition of fixed assets are expensed as incurred.

Under U.S. GAAP mine development costs are capitalized as tangible assets and amortized using the units-of-production method. For Peruvian GAAP, beginning in 2002, mine development costs are capitalized as intangibles and amortized using the units-of-production method. Until December 31, 2001, such costs are capitalized and amortized in one year.

Debt issuance costs

Under U.S. GAAP certain permissible debt issuance costs are capitalized and amortized over the life of the related debt. Under Peruvian GAAP, all debt issuance costs were charged to expense as incurred.

Deferred income tax

In accordance with U.S. GAAP, under SFAS 109, "Accounting for Income Taxes", which designates the asset and liability method as the accounting method for taxes, the Company recognizes certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related tax basis. Under Peruvian GAAP, income tax is determined in accordance with applicable legal regulations and assets and/or liabilities for temporary differences relating to income taxes are recognized. In the case of the Company, the income tax items included in the reconciliation provided below originated substantially by the Peruvian GAAP reconciliation items.

Workers' profit sharing

Under U.S. GAAP, the Company recognizes a liability for temporary differences between book and tax income relating to workers profit sharing, similar to that recognized relating to income taxes which is classified as a component of costs applicable to sales.

Under Peruvian GAAP, workers share in the profits of Yanacocha corresponds to 8% of taxable income. Assets and/or liabilities for temporary differences relating to profit sharing are recognized; therefore, the profit sharing items included in the reconciliation below, is originated substantially by the Peruvian GAAP reconciliation items.

Revenue recognition

Under U.S. GAAP, the Company recognizes revenue when the price is determinable and upon delivery and transfer of title of gold to the customer. In addition, revenues from silver sales are credited to costs applicable to sales as a by-product credit. Under Peruvian GAAP, revenue, including gold and silver, is recognized, net of transportation and refining costs, when ore is delivered to the shipper.

Reconciliation between Net Income and Partners' Equity determined under U.S. GAAP and Peruvian GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2005, 2004 and 2003 and to partners' equity as of December 31, 2005 and 2004 which would be required if Peruvian GAAP had been applied instead of U.S. GAAP in the financial statements:

	Year ended December 31,
	2005	2004	2003
Restatement of financial statements Prepared under U.S. GAAP:
Net income, U.S. GAAP	$ 525,474	$ 390,304	$ 320,412
Items increasing (decreasing) reported net income:
i) Capitalization of depreciation charges as a component of inventories
	(8,232)	23,102	(39,476)
ii) Different depreciation rates and fixed assets charged to expenses	46,188	38,996	43,167
iii) Debt issuance costs	408	623	838
iv) Deferred income tax	(24,697)	(13,527)	(16,741)
v) Deferred workers' profit sharing	(4,697)	(3,219)	(4,613)
vi) Revenue recognition	1,485	(8,980)	8,880
vii) Other	(453)	676	676
Net adjustment	10,002	37,671	(7,269)
Net income, Peruvian GAAP	$ 535,476	$ 427,975	$ 313,143

	At December 31,
	2005	2004

Partners' equity, U.S. GAAP	$ 1,156,648	$ 811,174
Items increasing (decreasing) reported partners' equity:
i) Capitalization of depreciation charges in inventories	(26,816)	(18,584)
ii) Different depreciation rates and fixed assets charged to expenses	(50,000)	(96,188)
iii) Debt issuance costs	(409)	(817)
iv) Deferred income tax	5,335	30,032
v) Deferred workers' profit sharing	4,710	9,407
vi) Revenue recognition	3,016	1,531
vii) Other	(1,805)	(1,352)
Net adjustment	(65,969)	(75,971)

Partners' equity, Peruvian GAAP	$ 1,090,679	$ 735,203

In connection with the differences between U.S. GAAP and Peruvian GAAP in the classification of certain line items in the balance sheets and the statements of profit and loss, the following significant captions would have been presented under Peruvian GAAP:

At December 31,
	2005	2004
Balance sheets
Current assets	$ 460,994	$ 231,762
Total assets	$ 1,465,891	$ 1,091,571
Total liabilities	$ 375,212	$ 356,369

	Year ended December 31,
	2005	2004	2003
Statement of profit and loss
Revenues	$ 1,524,518	$ 1,265,321	$ 1,059,427
Income before workers' profit sharing and income tax	$ 852,316	$ 659,662	$ 487,472

SHAREHOLDERS AGREEMENT

among

SMM CERRO VERDE NETHERLANDS B.V.
(a Dutch corporation)

SUMITOMO METAL MINING CO., LTD.
(a Japanese corporation)

SUMITOMO CORPORATION
(a Japanese corporation)

SUMMIT GLOBAL MANAGEMENT B.V.
(a Dutch corporation)

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.
(a Peruvian sociedad anónima abierta)

CYPRUS CLIMAX METALS COMPANY
(a Delaware corporation)

PHELPS DODGE CORPORATION

(a New York corporation)

and

SOCIEDAD MINERA CERRO VERDE S.A.A.

(a Peruvian sociedad anónima abierta)

Dated as of June 1, 2005

1. Definitions *

2. Board of Directors. *

2.1 Management Duties *

2.2 Members *

3. Waiver of Distribution Rights. *

4. Programs and Budgets. *

5. Accounting. *

5.1 Books and Records *

5.2 Unaudited Financial Statements *

5.3 Audit *

5.4 Fiscal Year *

6. Operation of the Mines and any Project. *

6.1 Operation *

6.2 Secondment of Sumitomo Participant Personnel *

6.3 No Concentrate Leaching Facility. *

7. Concentrate Purchase by the Sumitomo Participant and the PD Participant. *

7.1 Sumitomo Participant's Right to Purchase Pro Rata Share *

7.2 Consideration of Additional Concentrate or other Product Sales to the Sumitomo Participant *

7.3 Consideration of Sales to the PD Participant *

8. Operating Levels *

9. Transfers of Interests; Rights of First Refusal. *

9.1 General Prohibition *

9.2 Permitted Encumbrances *

9.3 Sales by Minority Participants *

9.4 Sales by the PD Participant *

9.5 Compliance with Peruvian Tender Offer Rules *

9.6 Separate Sales of Subordinated Debt by the PD Participant *

9.7 Substitution of Participant *

9.8 Transfer Restriction Extension *

9.9 Company Disclaimer of Transfer Restrictions *

10. Issuances of Equity Securities and/or Subordinated Debt. *

10.1 Issuance of Equity Securities and/or Subordinated Debt for Project Completion *

10.2 Additional Issuance of Equity Securities and/or Subordinated Debt *

11. Competition; Business Opportunities; Standstill; Transactions with Affiliates and Other Arrangements. *

11.1 Competition; Business Opportunities *

11.2 Standstill *

11.3 Transactions with Affiliates *

11.4 Use of Proceeds *

11.5 Status Reports *

11.6 Approval of Minutes *

11.7 Virtual Meetings *

11.8 Estatutos *

11.9 Sulfide Project *

11.10 Registration of this Agreement *

11.11 Support of Senior Project Debt *

11.12 Covenants of PDC, SMM, SC and SGM *

12. Confidentiality; Conflicts of Interest. *

13. Miscellaneous. *

13.1 Implied Covenants *

13.2 Notices *

13.3 Entire Agreement *

13.4 Amendments, Waivers, etc *

13.5 No Other Arrangements or Agreements *

13.6 Severability *

13.7 Governing Law *

13.8 Arbitration *

13.9 Binding Effect *

13.10 Headings *

13.11 Counterparts *

13.12 Supermajority Voting *

13.13 Conflicts with Estatutos or Peruvian Law *

SHAREHOLDERS AGREEMENT, dated as of June 1, 2005, among SMM CERRO VERDE NETHERLANDS B.V., a Dutch corporation (the "Sumitomo Participant"), SUMITOMO METAL MINING CO., LTD., a Japanese corporation ("SMM"), SUMITOMO CORPORATION, a Japanese corporation ("SC"), SUMMIT GLOBAL MANAGEMENT B.V., a Dutch corporation ("SGM"), CYPRUS CLIMAX METALS COMPANY, a Delaware corporation (the "PD Participant"), PHELPS DODGE CORPORATION, a New York corporation ("PDC"), COMPAÑIA DE MINAS BUENAVENTURA S.A.A., a Peruvian sociedad anónima abierta ("BVN"), and SOCIEDAD MINERA CERRO VERDE S.A.A., a Peruvian sociedad anónima abierta (the "Company"). Undefined capitalized terms shall have the meanings set forth in the Participation Agreement defined below.

W I T N E S S E T H :

WHEREAS, the Sumitomo Participant, the PD Participant and BVN, together with certain other entities, are parties to a Participation Agreement, dated as of March 16, 2005 (the "Participation Agreement"), providing for the Sumitomo Participant and BVN to acquire Capital Increase Shares by participating in the General Capital Increase;

WHEREAS, the Participation Agreement contemplates that the execution and delivery of this Agreement will occur on the Closing Date of the General Capital Increase; and

WHEREAS, the parties hereto wish to provide for certain matters relating to the governance and ownership of shares of the Company;

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein set forth, the parties hereto agree as follows:

  Definitions. The following capitalized terms shall have the following meanings:

  AAA: the meaning given in section 13.8(c).

  Acceptance Notice: the meaning given in section 10.2.

  Additional Participant: any Person which becomes a party to this Agreement and a Participant in accordance with the provisions of section 9 or section 10.

  Adjusted Respective Share: for any Participant, the percentage interest of such Participant in the total number of shares of Common Stock held by the Participants from time to time.

  Affiliate: with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.

  Agreement: this Shareholders Agreement, as amended, modified or supplemented from time to time.

  Board: the board of directors of the Company.

  Business Day: any day other than (i) a Saturday, Sunday, national holiday in the United States, the Netherlands or the Republic of Peru; (ii) a day on which state or national banking institutions in the State of Arizona or the State of New York or banking institutions in the Netherlands or the Republic of Peru are not open for the conduct of normal banking business; or (iii) a day on which the BVL is not open for the conduct of business.

  BVL: Bolsa de Valores de Lima.

  BVN: the meaning given in the first paragraph of this Agreement.

  Capital Expenditure: any expenditure or commitment which would be capitalized or the expense of which would be deferred in accordance with accrual basis accounting principles generally accepted in Peru.

  CAVALI: Caja de Valores y Liquidaciones de Lima ICLV S.A.

  Claimant: the meaning given in section 13.8(b).

  Common Stock: common voting stock, par value U.S.$0.5409 per share, of the Company.

  Company: the meaning given in the first paragraph of this Agreement.

  Completion Funding Notice: the meaning given in section 10.1.

  Confidential Information: the meaning given in section 12(a).

  Defendant: the meaning given in section 13.8(b).

  Delivery and Processing Expenses: any cost or expense, determined on an accrual basis in accordance with accounting principles generally accepted in Peru, related to the transportation, handling, insurance or processing of Products by the Company after such Products have been loaded on board ship at the port of embarkation from Peru or, if delivery is within Peru, after the purchaser of such Products has assumed the risk of loss.

  Electing Participants: the meaning given in section 10.2.

  Equity Securities: Shares or warrants, options or other rights to acquire Shares or any other securities (debt or otherwise) convertible into or exercisable for Shares.

  Feasibility Study: the Cerro Verde Primary Sulfide Feasibility Study, dated May 2004, prepared by Fluor Canada, Ltd., as modified by the Project Update, dated September 2004.

  General Capital Increase: the meaning given in the fourth recital of the Participation Agreement.

  Issuance Notice: the meaning given in section 10.2.

  Mines: the mines existing as of the date hereof and located within the mining concessions owned by the Company identified in Exhibit 11 to the Participation Agreement.

  Offer Consideration Period: the meaning given in section 9.3(a).

  Offering Participant: the meaning given in section 9.3(a).

  Operating Expense: any operating cost or expense determined on an accrual basis in accordance with accounting principles generally accepted in Peru other than any depreciation, depletion, amortization or other charge with respect to costs or expenses capitalized or deferred in accordance with such accounting principles and other than any cost or expense related to the transportation, handling, insurance or processing of Products after such Products have been loaded on board ship at the port of embarkation from Peru or, if delivery is within Peru, after the purchaser of such Products has assumed the risk of loss.

  Operator: Minera Phelps Dodge del Perú S.A.C., a Peruvian sociedad anónima cerrada and an indirect wholly-owned subsidiary of PDC, which shall act as operator pursuant to the Operator's Agreement, or any entity which shall replace such corporation as operator.

  Operator's Agreement: the Operator's Agreement between the Company and Minera Phelps Dodge del Perú S.A.C., dated the date hereof, as amended from time to time, or any substitution therefor pursuant to the terms thereof.

  Participant Nominees: the meaning given in section 11.6.

  Participants: the PD Participant, the Sumitomo Participant, BVN and any Additional Participant.

  Participation Agreement: the meaning given in the first recital.

  PDC: Phelps Dodge Corporation, a New York corporation.

  PD Mining: Phelps Dodge Mining Company, a division of PDC.

  PD Participant: the meaning given in the first paragraph of this Agreement.

  Person: any individual, corporation, partnership, association, public body, governmental authority or other entity.

  Post-Tender Maximum Purchase Amount: the meaning given in section 9.5(a)(iv).

  Preemptive Right Offering Participant: the meaning given in section 9.3(b).

  Preemptive Rights: the meaning given in section 9.3(a).

  Products: any copper concentrates, copper precipitates or electrowon copper cathode, molybdenum and any other marketable mineral products including gold and silver, produced by the Company (including at the Sulfide Project) and any copper or other products produced for the Company by others under any toll agreements providing for the treatment of production from the Mines or any Project.

  Project: any project commenced after the date hereof relating to the exploration or exploitation of any of the mining concessions and other mining and exploration rights of the Company (including without limitation, the Sulfide Project) and any other rights or liabilities thereafter acquired or assumed by the Company relating thereto.

  Project Capacity: the aggregate of (i) the actual capability of the Company's concentrator to process copper, molybdenum, silver and gold bearing material generated in Company operations, (ii) the actual capability of the Company's precipitation facilities to process solutions generated in Company operations, (iii) the actual capacity of any Company solvent extraction electrowinning plant(s) to process solutions generated in Company operations, and (iv) the actual capability of any other facility hereafter operated by the Company to process mineral bearing material generated in Company operations; in each case on a substantially continuous basis assuming shutdowns for normal scheduled maintenance and the absence of any uncontrollable circumstance.

  Project Debt: all indebtedness, including but not limited to Senior Project Debt and Subordinated Debt, for money borrowed or incurred by the Company to finance the development and completion of any Project and to provide an appropriate amount of working capital for the operation of such Project.

  Project Debt Agreements: the definitive agreements providing for the Project Debt.

  Purchaser: the meaning given in section 10.1.

  Purchasing Participant: the meaning given in section 9.5.

  PWC: PricewaterhouseCoopers.

  Respective Share: for any Participant, the percentage interest of such Participant in the total number of shares of Common Stock outstanding from time to time.

  Sale Acceptance Notice: the meaning given in section 9.3(a).

  SC: Sumitomo Corporation, a Japanese corporation.

  Senior Project Debt: financing for the development, completion and operation of any Project that ranks in respect of payment and upon liquidation senior to the Subordinated Debt.

  Senior Project Debt Agreements: the definitive agreements providing for the Senior Project Debt.

  Senior Project Lenders: the lenders which become parties to the Senior Project Debt Agreements.

  SGM: Summit Global Management B.V., a Dutch corporation.

  Shares: shares of capital stock in the Company.

  SMM: Sumitomo Metal Mining Co., Ltd., a Japanese corporation.

  SMM Concentrate Agreement: the concentrate sales agreement between the Company and SMM dated the date hereof.

  Sponsor Finance Company: any wholly-owned, directly or indirectly, subsidiary of PDC, BVN or the Sumitomo Participant Parents which holds notes evidencing Subordinated Debt.

  Stability Agreement: the Agreement for Investment Promotion Measures and Guarantees, dated February 13, 1998, between the Company and the Government of Peru acting through the Central Reserve Bank of Peru.

  Subject Offering Participant: the meaning given in section 9.5(iii).

  Subject Securities: the meaning given in section 9.5(i).

  Subordinated Debt: indebtedness of the Company (including but not limited to indebtedness owing to Sponsor Finance Companies, the Participants or their respective Affiliates) that ranks upon liquidation junior to the Senior Project Debt and ranks in respect of payment junior and is subordinated to the Senior Project Debt in a manner satisfactory to the holders of the Senior Project Debt.

  Sulfide Project: the project to develop a primary sulfide ore body beneath the oxide ore body located within the mining concessions owned by Cerro Verde identified in Exhibit 11 to the Participation Agreement, which shall be processed into copper concentrate as a final product at new facilities that are to be developed generally as described in the Feasibility Study, with such changes to such facilities as the Board determines, in its good faith reasonable judgment, to be necessary or advisable and which do not substantially alter the basic nature and scope of such facilities.

  Sulfide Project Senior Debt Agreements: the meaning given in section 11.11.

  Sumitomo Participant: the meaning given in the first paragraph of this Agreement.

  Sumitomo Participant Parents: SCHN, SMM and SC.

  Tender Offer: the meaning given in section 9.5.

  Ultimate Parent: the meaning given in section 9.2.

  Board of Directors.
      Management Duties. Except for such matters as shall be reserved for shareholders of the Company by Peruvian law, the business of the Company shall be managed under the direction of the Board. In this connection, without limiting the generality of the foregoing, the Board shall (i) control and supervise the Operator and the activities of the employees, independent contractors and agents of the Operator used in connection with the Mines and any Project, (ii) consider and approve any toll agreements under which the Company would produce products for others, (iii) consider and approve the annual programs and budgets of the Company and any intermediate or long-term plans of the Company, and amendments thereto, (iv) recommend the financial statements of the Company to be approved by the shareholders of the Company at the annual meeting of shareholders, (v) recommend the independent auditors for the Company, who shall be selected by the shareholders of the Company at the annual meeting of shareholders, and (vi) authorize such actions as it may deem necessary or appropriate in connection with, and discuss other matters of importance relating to, the Company.
      Members. At any time that the shareholders of the Company are permitted by Peruvian law to nominate individuals for election as members of the Board, the PD Participant shall nominate three director candidates and two deputy director candidates for each such director candidate, the Sumitomo Participant shall nominate one director candidate and two deputy director candidates for such director candidate, and BVN shall nominate one director candidate and two deputy director candidates for such director candidate; provided that in the event that the Sumitomo Participant or BVN owns a Respective Share of less than 16.67% and more than 12.51% and the size of the Board is expanded to seven members as contemplated by Article 34 of the estatutos of the Company or otherwise, the PD Participant shall nominate up to five director candidates and two deputy director candidates for each such director candidate, the Sumitomo Participant shall nominate one director candidate and two deputy director candidates for such director candidate and BVN shall nominate one director candidate and two deputy director candidates for such director candidate; provided further, that in the event that the Sumitomo Participant or BVN owns a Respective Share of less than 12.51% and more than 10.01% and the size of the Board is expanded to nine members as contemplated by Article 34 of the estatutos of the Company or otherwise, the PD Participant shall nominate up to seven director candidates and two deputy director candidates for each such director candidate, the Sumitomo Participant shall nominate one director candidate and two deputy director candidates for such director candidate and BVN shall nominate one director candidate and two deputy director candidates for such director candidate; provided further, that if the Board is expanded to nine members as contemplated by Article 34 of the estatutos of the Company or otherwise, whichever of the Sumitomo Participant and BVN owns a larger Representative Share may, if the PD Participant agrees that it owns a sufficient number of shares to cause the election of two directors, nominate up to two director candidates and two deputy director candidates for each such director candidate. At each election, each of the PD Participant, the Sumitomo Participant and BVN shall cast all of its votes for its respective nominees to the Board. The parties hereto acknowledge and agree that a purpose of this section 2.2 is to enable each of the Sumitomo Participant and BVN to elect at least one member of the Board as long as it holds a Respective Share of at least 10.01%.
  Waiver of Distribution Rights.

  Each of the PD Participant, BVN and the Sumitomo Participant hereby waives its rights under Article 231 of the Peruvian Corporate Law (Law. No. 26887).

  Programs and Budgets.

  Not later than March 31 of each year, the Board shall meet to consider and approve, with or without modification, a program and budget for the Company for the current year and any intermediate or long-term plans for periods in excess of one year. The program and budget and any such intermediate or long-term plans shall be furnished with the agenda for the meeting at which they are to be considered. The annual program and budget shall include, on a quarterly basis:

        specified operating levels and itemized estimates of Products to be produced;
        an itemized budget specifying, separately, estimated revenues, Operating Expenses, Delivery and Processing Expenses and Capital Expenditures of the Company;
        the details of any development or capital programs; and
        such other matters as may be determined from time to time by the Board.

  The members of the Board shall be furnished with a monthly breakdown of the foregoing matters for the remainder of the then current year on or prior to March 1 of each year. Any program and budget approved by the Board or monthly breakdown thereof may be revised, supplemented or amended from time to time by the Board. Any proposed revision, supplement or amendment shall be furnished with the agenda for the meeting at which it is to be considered.

  Accounting.
      Books and Records. The Company shall keep or cause to be kept books and records, in each case in accordance with accounting practices generally accepted in Peru, so as accurately to record all receipts of funds from or for the account of the Company and disbursements thereof and all Operating Expenses, Delivery and Processing Expenses and Capital Expenditures incurred by the Company. All books and records maintained pursuant to this section shall be open to the inspection and examination of, or made available to, the directors, officers, accountants, consultants or representatives of any Participant at the locations where such books, records and information are kept in the ordinary course of business at such reasonable times as may be specified in reasonable prior written notice to the Company.
      Unaudited Financial Statements. The unaudited annual financial statements shall be prepared and delivered to the Board on or before February 15 of each year. The unaudited quarterly financial statements shall be prepared and delivered to the Board within 45 days of the end of each fiscal quarter.
      Audit. The annual financial statements of the Company shall be examined and certified by the firm of PWC or such other accounting firm of international standing selected from time to time by the shareholders of the Company at the annual meeting of shareholders. The audited financial statements shall be prepared and delivered to the Board within sixty (60) days of the end of the fiscal year of the Company. The Board shall recommend that the shareholders of the Company approve, at least annually, audited financial statements of the Company, showing, separately, revenues, Operating Expenses, Delivery and Processing Expenses and Capital Expenditures.
      Fiscal Year. The fiscal year of the Company shall be the calendar year.
  Operation of the Mines and any Project.
      Operation. Minera Phelps Dodge del Perú S.A.C., an indirect subsidiary of PDC, shall act as General Manager of the Company and shall provide Outsourced Services (as defined in the Operator's Agreement) to the Company pursuant to the terms and conditions set forth in the Operator's Agreement. Pursuant to such Operator's Agreement, the Operator shall appoint a Representative (as defined in the Operator's Agreement) and Unit Managers (as defined in the Operator's Agreement) to perform Management Services (as defined in the Operator's Agreement) and shall hire and maintain such technical and other personnel contemplated by the Outsourcing Plan (as defined in the Operator's Agreement) submitted to the Board and necessary to provide the Outsourced Services (as defined in the Operator's Agreement). Substantially all of the personnel involved in the day-to-day operation of the Mines and any Project, including without limitation, the exploration, mining, milling, leaching, crushing, grinding, transportation, accounting and administrative activities of the Company (other than the Operator's Personnel), shall be employed directly by the Company, but shall be subject to the direction of the Operator in its capacity as General Manager. Except as set forth in section 6.2, neither the Operator nor the Company shall be obligated to employ any representative of the Sumitomo Participant or BVN. Representatives of the Sumitomo Participant, BVN, and their respective Affiliates, however, shall have the right at any time, at their own expense and risk and upon reasonable advance written notice to the Operator, to observe the Sulfide Project's construction, development and operation and the Company's other operations and to inspect the Company's premises, books and records during usual business hours.
      Secondment of Sumitomo Participant Personnel. The PD Participant shall cause either the Company or the Operator to, and either the Company or the Operator shall, employ, at all times and for reasonable compensation, two individuals designated by the Sumitomo Participant and approved by the Operator, which approval shall not be unreasonably withheld. While so employed, such individuals shall be subject to the supervision of the Operator.
      No Concentrate Leaching Facility.
        Cerro Verde shall not construct, own or operate a copper concentrate leaching facility or similar facility designed to produce copper from copper concentrate.
        Notwithstanding the foregoing, PDC or any of its Affiliates (other than Cerro Verde) may construct, own or operate copper concentrate leaching facilities and, subject to section 11.3 of this Agreement and Articles 41(i) and 41(g) of the estatutos of the Company, Cerro Verde may enter into agreements or other arrangements of any type with PDC or any of its Affiliates regarding any such facilities; provided that Cerro Verde shall give prior written notice to the Sumitomo Participant of any sale, lease (as lessor) or other disposition by Cerro Verde of any mining concessions, beneficiation concessions, easements or water rights in connection with such copper concentrate leaching facility.
  Concentrate Purchase by the Sumitomo Participant and the PD Participant.
      Sumitomo Participant's Right to Purchase Pro Rata Share. Cerro Verde acknowledges that, subject to the terms and conditions of the SMM Concentrate Agreement, it has agreed to sell to SMM and any Affiliate designated by it, and SMM has agreed to purchase from Cerro Verde, 50% of the copper concentrates produced by Cerro Verde for a term of ten years; provided that if the Sumitomo Participant fails to provide funding for any new Project involving production of copper concentrates or any expansion of Project Capacity at the Sulfide Project as contemplated in any Completion Funding Notice or Issuance Notice, such production amount for purposes of this calculation shall exclude increases in production resulting from such new Project or expansion of Project Capacity. After the termination of the SMM Concentrate Sales Agreement, the Sumitomo Participant (and any Affiliate it designates which is acceptable to the Company, including SMM, which the Company hereby agrees is an acceptable designated Affiliate) shall purchase from the Company, each year an amount of the Company's concentrate equal to: (a) the estimated total production for such year for (i) the Sulfide Project and (ii) so long as the Sumitomo Participant has provided its share of funding for any Project involving production of copper concentrates or any expansion of Project Capacity at the Sulfide Project as contemplated in the applicable Completion Funding Notice or Issuance Notice, any such new Project or expansion of the Project Capacity at the Sulfide Project, in each case as reflected in the Company's internal budgets and plans multiplied by (b) the Sumitomo Participant's Respective Share at the date on which the contract for such sale and purchase is entered into. The contracts for such transactions shall be in the form then being used by the Company for international concentrate sale arrangements of similar duration. The term of each such contract shall be designated by the Company but shall be at least one year and not more than ten years. Such contracts shall contain arms'-length market provisions calculated so as reasonably to reflect the then current market for the sale of copper concentrate having similar characteristics in comparable international transactions under agreements of similar duration, and to facilitate the assignment of such contracts to lenders to the Company. If by the expiration date of any such contract, the Company and the Sumitomo Participant shall not have reached agreement on the terms and provisions of a successor contract, then the issues in dispute shall be submitted by the parties to arbitration pursuant to section 13.8 of this Agreement. Pending the issuance of the arbitrators' decision, the parties shall continue to sell and purchase concentrate on the same basis as provided for in the expired contract. Upon issuance of the arbitrators' decision, such decision shall be given effect retroactively to the expiration date of such contract. Notwithstanding the foregoing, in the event that following the termination of the SMM Concentrate Sales Agreement the Sumitomo Participant or any Affiliate participates as a purchaser in concentrate sale arrangements tied to import credit financing being provided to the Company, the amount of Company concentrate which the Company shall be required to sell and the Sumitomo Participant shall be required to purchase pursuant to this section 7.1 shall be reduced by the aggregate amount of concentrate covered by such concentrate sale arrangement (including the portion being purchased by parties other than the Sumitomo Participant or its Affiliate).
      Consideration of Additional Concentrate or other Product Sales to the Sumitomo Participant. In the event that the Sumitomo Participant wishes to purchase on an arm's-length market basis more concentrate than it is entitled to purchase under section 7.1. above or any other Product, the Company will consider in good faith any offers from the Sumitomo Participant to purchase such additional concentrate or other Product. In connection with its consideration of any such offers to purchase additional concentrate or other Product, the Company intends to deal with the Sumitomo Participant on a basis consistent with that on which the Company deals with other prospective third-party purchasers.
      Consideration of Sales to the PD Participant. In the event that the PD Participant (or any Affiliate it designates which is acceptable to the Company) wishes to purchase on an arm's-length market basis Company Product, the Company will consider in good faith any offers from the PD Participant (or such Affiliate) to purchase such Product. In connection with its consideration of any such offers to purchase Product, the Company intends to deal with the PD Participant on a basis consistent with that on which the Company deals with other prospective third party purchasers. If the Company elects to sell such Product to the PD Participant (or such Affiliate), the contracts for such transactions shall be in the form then being used by the Company for international sale arrangements of similar duration, provided that contracts for the sale of such Product for delivery to the United States shall, if applicable, include price provisions that are based upon COMEX or LME quotations and account for any excess expense or savings, as the case may be, arising from the difference in charges for shipment of such Product to U.S. Gulf Coast ports and charges for shipping such Product to Japanese main ports by in effect fully passing along such excess expense or savings, as the case may be, to the purchaser. The term of each such contract shall be designated by the Company but shall be at least one year and not more than ten years. Such contracts shall contain arm's length market provisions (including, if applicable, price provisions that are based upon COMEX or LME quotations and account for relative freight charges for sales to the United States) calculated so as reasonably to reflect the then current market for the sale of such Product having similar characteristics in comparable international transactions under agreements of similar duration, and, if applicable, to facilitate the assignment of such contracts to lenders to the Company. The terms and conditions of such contracts shall be no more favorable, nor any less favorable, than the terms and conditions of the Company's sale contract with SMM or the Sumitomo Participant, if any, then in effect for such Product except that, if applicable, the PD Participant's or its designated Affiliate's contract shall provide for price provisions that are based upon COMEX or LME quotations and account for relative freight charges for sales to the United States.
  Operating Levels.

  Operating levels shall be determined by the Board. The Board shall have the right, for any cause or reason, (a) to reduce or increase the level of any Company operation or to shut down any such operation altogether, or (b) to start up any such operation that may be shut down.

  Transfers of Interests; Rights of First Refusal.
      General Prohibition. Except as permitted by or provided for in this Agreement, as required pursuant to the Project Debt Agreements or in a transaction involving only one or more of its Affiliates, no Participant shall sell, assign, convey or otherwise dispose of, or directly or indirectly mortgage, pledge or otherwise create or suffer to exist a lien, charge or other encumbrance or security interest in any of its Equity Securities or Subordinated Debt that it or any Affiliate (including any Sponsor Finance Company) holds. Each Participant shall cause any of its Affiliates (including any Sponsor Finance Company) that holds any Subordinated Debt not to sell, assign, convey or otherwise dispose of, or directly or indirectly mortgage, pledge or otherwise create or suffer to exist a lien, charge or other encumbrance or security interest in any Subordinated Debt except as permitted by or provided for in this Agreement or as required pursuant to the Project Debt Agreements. Any sale, assignment, conveyance or other disposition, mortgage, lien, charge, encumbrance, or security interest permitted by or provided for in this Agreement shall be made in accordance with applicable law and with any applicable provisions of the Project Debt Agreements.
      Permitted Encumbrances. Each Participant that is ultimately controlled by another Person (such person being the "Ultimate Parent") may grant or permit to exist any mortgage, lien, pledge, charge or encumbrance on, or other security interest in any of its Equity Securities or Subordinated Debt that it or any Affiliate (including any Sponsor Finance Company) holds, but only to secure any obligation so long as the performance of each such obligation has been and continues to be irrevocably guaranteed to the obligee by the Ultimate Parent of such Participant (for the avoidance of doubt, as of the date hereof, only the PD Participant and the Sumitomo Participant have an Ultimate Parent, PDC in the case of the PD Participant, SC and SMM in the case of the Sumitomo Participant).
      Sales by Minority Participants. Joint Sales of Equity Securities and Subordinated Debt. Should any Participant (other than the PD Participant) wish to sell any of its Equity Securities (other than preemptive rights or certificates representing preemptive rights issued by the Company in connection with a general capital increase under Article 53 of the estatutos of the Company or otherwise ("Preemptive Rights")), Subordinated Debt that it or any Affiliate (including any Sponsor Finance Company) holds and its corresponding rights under this Agreement (the "Offering Participant") it must first obtain a bona fide offer for all such Equity Securities, Subordinated Debt and rights and give to each of the other Participants written notice identifying the offeree and describing the price and each of the terms and conditions of such bona fide offer and offering to sell all such Equity Securities, Subordinated Debt and rights to all such Participants at the same price and on the same terms and conditions. If none of the Participants accepts such offer in writing within 45 days of such notice (such 45-day period, the "Offer Consideration Period"), then the Offering Participant shall be free to sell all such Equity Securities, Subordinated Debt and rights to such offeree at such price and on such terms at any time within six months of the last day of the Offer Consideration Period. If one Participant accepts such offer in writing (such acceptance, a "Sale Acceptance Notice"), within the Offer Consideration Period, then such Participant and the Offering Participant shall consummate such transaction, subject to section 9.5, as promptly as is reasonably practicable but in any event not more than six months after the date of such acceptance. If more than one Participant submits a Sale Acceptance Notice within the Offer Consideration Period, then each such accepting Participant shall purchase, subject to section 9.5, a pro rata portion of such Equity Securities, Subordinated Debt and rights determined in proportion to their Adjusted Respective Shares. No such Sale Acceptance Notice shall be effective unless it applies to all such Equity Securities, Subordinated Debt and rights offered by the Offering Participant.
        Should any Participant (other than the PD Participant) wish to sell any Preemptive Rights (a "Preemptive Right Offering Participant") to be granted pursuant to a general capital increase of the Company, it must first obtain a bona fide offer for all such Preemptive Rights and give to each of the other Participants written notice identifying the offeree and describing the price and each of the terms and conditions of such bona fide offer at least ten days prior to the termination of the first round of subscription required under Peruvian law, and offering to sell all such Preemptive Rights to all such Participants at the same price and on the same terms and conditions.
          If none of the Participants submits a Sale Acceptance Notice within seven days of the notice identifying the offeree, then the Preemptive Right Offering Participant shall be free to sell such Preemptive Rights to such offeree at such price and on such terms prior to the termination of the first round of subscription required under Peruvian law.
          If one of the Participants submits a Sale Acceptance Notice within seven days of the notice identifying the offeree, then such Participant and the Preemptive Right Offering Participant shall consummate such transaction, subject to section 9.5, as promptly as is reasonably practicable prior to the termination of the first round of subscription required under Peruvian law. If more than one Participant submits a Sale Acceptance Notice within such seven-day period, then each of such accepting Participants shall, subject to section 9.5, so purchase a pro rata portion of such Preemptive Rights determined in proportion to their Adjusted Respective Shares prior to the termination of the first round of subscription required under Peruvian law.
          No acceptance of an offer in clause (i) or (ii) above shall be effective unless it applies to all such Preemptive Rights offered by the Preemptive Right Offering Participant.
          In the event that the duration of the first round of subscription required under Peruvian law changes subsequent to the date hereof, the Participants shall adjust the advance notice and acceptance requirements set forth in this section 9.3(b) in a manner that reflects and is consistent with such changes and achieves substantially similar economic results as the terms set forth herein on the date hereof.
        Separate Sales of Equity Securities and Subordinated Debt. Any Participant (other than the PD Participant) may sell its Equity Securities or Subordinated Debt separately and to different offerees, provided that (i) such sale complies with the requirements of section 9.3(a) and, if applicable, 9.5 hereof, and (ii) with respect to any separate sale of Subordinated Debt, such sale is discussed in good faith with the other Participants prior to such sale.
      Sales by the PD Participant. Should the PD Participant wish to sell any of its Equity Securities (other than Preemptive Rights), Subordinated Debt that it or any Affiliate (including any Sponsor Finance Company) holds and its corresponding rights under this Agreement, it must first obtain a bona fide offer for all such Equity Securities, Subordinated Debt and rights and give to each of the other Participants written notice identifying the offeree and describing the price and each of the terms and conditions of such bona fide offer and offering to sell all such Equity Securities, Subordinated Debt and rights to all such Participants at the same price and on the same terms and conditions. If none of the Participants submits a Sale Acceptance Notice during the Offer Consideration Period, then the PD Participant shall be free to sell all such Equity Securities, Subordinated Debt and rights to such offeree at such price and on such terms at any time within six months of the last day of such Offer Consideration Period. If one Participant accepts such offer in writing within 45 days of such notice, then such Participant and the PD Participant shall consummate such transaction, subject to section 9.5, as promptly as is reasonably practicable but in any event not more than six months after the date of such acceptance. If more than one Participant accepts such offer in writing within such Offer Consideration Period, then each such accepting Participant shall purchase, subject to section 9.5, a pro rata portion of such Equity Securities, Subordinated Debt and rights determined in proportion to their Adjusted Respective Shares. No such acceptance shall be effective unless it applies to all such Equity Securities, Subordinated Debt and rights offered by the PD Participant.
        Should the PD Participant wish to sell any Preemptive Rights to be granted pursuant to a general capital increase of the Company, it must first obtain a bona fide offer for all such Preemptive Rights and give to each of the other Participants written notice identifying the offeree and describing the price and each of the terms and conditions of such bona fide offer at least ten days prior to the termination of the first round of subscription required under Peruvian law, and offering to sell all such Preemptive Rights to all such Participants at the same price and on the same terms and conditions.
          If none of the Participants submits a Sale Acceptance Notice within seven days of the notice identifying the offeree, then the Preemptive Right Offering Participant shall be free to sell such Preemptive Rights to such offeree at such price and on such terms prior to the termination of the first round of subscription required under Peruvian law.
          If one of the Participants submits a Sale Acceptance Notice within seven days of the notice identifying the offeree, then such Participant and the Preemptive Right Offering Participant shall consummate such transaction, subject to section 9.5, as promptly as is reasonably practicable prior to the termination of the first round of subscription required under Peruvian law. If more than one Participant submits a Sale Acceptance Notice within such seven-day period, then each of such accepting Participants shall, subject to section 9.5, so purchase a pro rata portion of such Preemptive Rights determined in proportion to their Adjusted Respective Shares prior to the termination of the first round of subscription required under Peruvian law.
          No acceptance of an offer in clause (i) or (ii) above shall be effective unless it applies to all such Preemptive Rights offered by the Preemptive Right Offering Participant.
          In the event that the duration of the first round of subscription required under Peruvian law changes subsequent to the date hereof, the Participants shall adjust the advance notice and acceptance requirements set forth in this section 9.4(b) in a manner that reflects and is consistent with such changes and achieves substantially similar economic results as the terms set forth herein on the date hereof.
      Compliance with Peruvian Tender Offer Rules. To the extent that a purchase by a Participant which has delivered a Sale Acceptance Notice in accordance with section 9.3 or 9.4 (a "Purchasing Participant") of Equity Securities or Preemptive Rights would result in such Purchasing Participant being required, under applicable Peruvian law or regulations, to make any such purchase pursuant to a public tender offer or similar process ("Tender Offer"), then:

      (i) the purchases of such Equity Securities or Preemptive Rights, as the case may be, the purchase of which would be subject to the Tender Offer requirement (the "Subject Securities") shall be made in accordance with this section 9.5 in lieu of section 9.3 or 9.4, as the case may be;

      (ii) the Purchasing Participant shall implement and launch a Tender Offer for a number of Equity Securities or Preemptive Rights, as the case may be, equal to the number of the Subject Securities or such higher number as may be required under applicable Peruvian law or regulations, at a price, and on the terms and conditions, not less favorable to holders as those that would apply to the Subject Securities if they were being purchased under section 9.3 or 9.4;

      (iii) the Offering Participant or Preemptive Right Offering Participant, as the case may be (the "Subject Offering Participant"), shall tender in the Tender Offer the Subject Securities;

      (iv) to the extent permitted under Peruvian law, the Subject Offering Participant shall reimburse the Purchasing Participant to the extent that the Purchasing Participant purchases Subject Securities in the Tender Offer at a price that is greater than the price that would apply to the Subject Securities if they were being purchased under section 9.3 or 9.4;

      (v) to the extent that the Purchasing Participant purchases in the Tender Offer less than 100% of the Subject Securities from the Subject Offering Participant, the Purchasing Participant shall, from time to time, as promptly as possible, and to the extent permitted, under applicable Peruvian law and regulations, purchase Subject Securities from the Subject Offering Participant, at a price, and on the terms and conditions, that would apply to the Subject Securities if they were being purchased under section 9.3 or 9.4, until such time as such Purchasing Participant shall have purchased 100% of the Subject Securities; and

      (vi) no Participant other than the Subject Offering Participant shall tender any Equity Securities or Preemptive Rights in the Tender Offer;

      Separate Sales of Subordinated Debt by the PD Participant. The PD Participant may sell its Equity Securities or Subordinated Debt separately and to different offerees, provided that (i) such sale complies with the requirements of section 9.4 and, if applicable, section 9.5 hereof, and (ii) with respect to any separate sale of Subordinated Debt, such sale is discussed in good faith with BVN and the Sumitomo Participant prior to such sale.
      Substitution of Participant. No transfer of Equity Securities and the corresponding rights under this Agreement pursuant to section 9.3, 9.4, 9.5, or 9.6 shall be effective until (a) (i) the transferee has delivered to the Company and all Participants a written instrument reasonably satisfactory to counsel for the Company whereby it assumes all liabilities and obligations of the transferor as a Participant hereunder theretofore and thereafter incurred pursuant to this Agreement attributable to the Equity Securities, Subordinated Debt and the corresponding rights under this Agreement transferred to it, and (ii) the Ultimate Parent of the transferee has entered into a principals agreement with the ultimate parents of the other Participants substantially in the form of sections 6.1, 6.2 and 6.3 of the Participation Agreement, together in each case with such evidence and counsel opinions as counsel for such other Participants may reasonably request, confirming the due authorization, execution and enforceability of such instruments; and (b) the transferee has received all consents of third Persons necessary for compliance with the terms of this Agreement. Upon such transfer becoming effective, the transferee shall become a Participant and a party to this Agreement, the Respective Share of the transferor shall be reduced accordingly, and the transferor shall be relieved of future (but not any then existing) liabilities and obligations as a Participant hereunder attributable to the Respective Share of the transferee. A purchaser that acquires only Subordinated Debt pursuant to section 9.3, 9.4, 9.5 or 9.6 shall not become a Participant but shall execute and deliver an agreement to all Participants reasonably satisfactory to counsel for such Participants whereby such purchaser agrees that subsequent sales, if any, of Subordinated Debt held by such purchaser shall be made in compliance with the limitations provided in this Agreement.
      Transfer Restriction Extension. Each of the PD Participant, the Sumitomo Participant and BVN shall take all necessary action to maintain the validity and effectiveness of the transfer restrictions in sections 9.1 through 9.7 for the maximum period permitted by Peruvian law, including without limitation, executing any agreements necessary to extend the terms of sections 9.1 through 9.7 hereof.
      Company Disclaimer of Transfer Restrictions. The Company is not bound by, and expressly disclaims any responsibility for enforcing, the transfer restrictions of sections 9.1 through 9.8. Notwithstanding the foregoing, each of BVN, the PD Participant and the Sumitomo Participant hereby authorizes the Company to register this Agreement and any Senior Project Debt Agreement that contains a transfer restriction with CAVALI or the settlement and clearance house where the Common Stock is registered.
  Issuances of Equity Securities and/or Subordinated Debt.
      Issuance of Equity Securities and/or Subordinated Debt for Project Completion. In the event the Board shall unanimously determine (and with respect to the issuance of Equity Securities, the holder or holders of a majority of the outstanding capital stock of the Company shall approve) (a) that the Company should issue Equity Securities and/or Subordinated Debt to finance the development, implementation or completion of a Project or (b) that additional Equity Securities and/or Subordinated Debt must be issued by the Company in order to permit the Company to draw down the full amount of debt available under the Senior Project Debt Agreements, the Board shall fix (and if required by Peruvian law, the holder or holders of a majority of the outstanding capital stock of the Company shall approve) the subscription price and other terms of such Equity Securities and/or, in the case of Subordinated Debt, the principal amount, interest and other terms and cause the Company to give each Participant notice of the Company's intention to issue such Equity Securities and/or Subordinated Debt to each Participant in an amount in proportion to its Respective Share and of the anticipated material terms thereof (such notice, the "Completion Funding Notice") at least 20 days prior to the issuance of such Equity Securities and/or Subordinated Debt. The terms and purchase price of the securities offered to one Participant shall be comparable to those offered to the other Participants (after taking into account the Participants' different Respective Shares). Each Participant shall have the obligation pursuant to the terms of the Completion Funding Notice (i) to purchase such portion of such Equity Securities as may be necessary for such Participant to maintain its Respective Share (after giving full effect to the issuance of such Equity Securities and to any conversion or exercise right provided by such Equity Securities or any other Equity Securities previously issued) and (ii) to purchase a percentage of such Subordinated Debt equal to such Participant's Respective Share.

      If any Participant shall fail to purchase, or shall purchase less than its Respective Share of such Equity Securities described above and/or Subordinated Debt, the Company may (but shall not be required to) sell the Equity Securities and/or Subordinated Debt that such Participant would have been entitled to purchase to any third Person or Persons (including without limitation any other Participant) selected by the Board (a "Purchaser") in accordance with Peruvian law, at a closing to be held within six months of the Completion Funding Notice at such time and place as the Board may determine, on terms not materially more favorable to the Purchaser than those set forth in the Completion Funding Notice. At such closing, the Company shall also sell to each Participant, and each Participant shall purchase, the Equity Securities and/or Subordinated Debt specified in such Participant's Acceptance Notice. At such closing, (a)  each Purchaser of Equity Securities from the Company, together with the Company and all the Participants, shall execute and deliver an amendment to this Agreement whereby the Purchaser shall become a party to this Agreement entitled to all of the rights and subject to all of the obligations of a Participant hereunder, (b) to the extent required under Peruvian law, each Purchaser of Equity Securities, together with the requisite number of Participants as provided in the Company estatutos shall execute and deliver an amendment to such estatutos to reflect the new capital structure of the Company and (c) upon the consummation of such closing with respect to Equity Securities, the Respective Share and Adjusted Respective Share of each of the Participants shall be adjusted accordingly.

      Additional Issuance of Equity Securities and/or Subordinated Debt. In the event a majority, but not 100%, of the Board shall determine (and with respect to the issuance of Equity Securities the holder or holders of a majority of the outstanding capital stock of the Company shall approve) that the Company should issue Equity Securities and/or Subordinated Debt, the Board shall fix (and if required by Peruvian law the holder or holders of a majority of the outstanding capital stock of the Company shall approve) the subscription price and other terms of such Equity Securities and/or, in the case of Subordinated Debt, principal amount, interest and other terms and cause the Company to give each Participant notice of its intention to issue such Equity Securities and/or Subordinated Debt to each Participant in an amount in proportion to its Respective Share and of the anticipated material terms thereof (the "Issuance Notice"). The terms and purchase price of the securities offered to one Participant shall be comparable to those offered to the other Participants (after taking into account the Participants' different Respective Shares). Each Participant shall have the right (but not the obligation) to purchase up to such portion (or any lesser amount) of (i) such Equity Securities as may be necessary for such Participant to maintain its Respective Share (after giving full effect to the issuance of such Equity Securities and to any conversion or exercise right provided by such Equity Securities or any other Equity Securities previously issued) and/or (ii) such Subordinated Debt which expressed as a percentage of all Subordinated Debt being offered, is equal to such Participant's Respective Share. In order to exercise such right, a Participant must give notice (the "Acceptance Notice") to the Company within 20 days of the Issuance Notice specifying the portion of such Equity Securities and/or Subordinated Debt it wishes to purchase (all such Participants giving such notice being referred to as "Electing Participants"). All such Acceptance Notices shall be irrevocable and binding on the Electing Participant for six months from the date of the Issuance Notice. If any Participant shall fail to give an Acceptance Notice within such twenty-day period, shall give an Acceptance Notice within such period but elect to purchase less than all of the Equity Securities and/or Subordinated Debt to which it is entitled, or shall fail to purchase the Equity Securities and/or Subordinated Debt specified in the Acceptance Notice on a timely basis, the Company may, to the extent permitted under Peruvian law, (but shall not be required to) sell the Equity Securities and/or Subordinated Debt that such Participant would have been entitled to purchase to any Purchaser or Purchasers, at a closing to be held within six months of the Issuance Notice at such time and place as the Board may determine, on terms not materially more favorable to the Purchaser or Purchasers than those set forth in the Issuance Notice. At such closing, the Company shall also sell to each Electing Participant, and each Electing Participant shall purchase, the Equity Securities and/or Subordinated Debt specified in such Electing Participant's Acceptance Notice. At such closing, (a) each Purchaser of Equity Securities from the Company, together with the Company and all the Participants, shall execute and deliver an amendment to this Agreement whereby the Purchaser shall become a party to this Agreement entitled to all of the rights and subject to all of the obligations of a Participant hereunder, (b) to the extent required under Peruvian law, each Purchaser of Equity Securities, together with the requisite number of Participants as provided in the Company estatutos, shall execute and deliver an amendment to such estatutos to reflect the new capital structure of the Company and (c) upon the consummation of such closing with respect to Equity Securities, the Respective Share and Adjusted Respective Share of each of the Participants shall be adjusted accordingly.
  Competition; Business Opportunities; Standstill; Transactions with Affiliates and Other Arrangements.
      Competition; Business Opportunities. Subject to section 12, nothing in this Agreement shall prevent any Affiliate of any Participant, at any time and without notice to or agreement by any Participant, from entering into or continuing any business, whether or not competitive with the Company, or acquiring or exploiting any mining rights, whether or not in the vicinity of any property owned by the Company, and none of the Affiliates of any Participants shall have any obligation to offer business or other opportunities to the Company or any other Participant.
      Standstill. Except as contemplated in this Agreement, no Participant (other than the PD Participant) or any Affiliate of any Participant (other than the PD Participant), will (or will assist or encourage others to), directly or indirectly, acquire or agree, offer, seek or propose to acquire, ownership (including, without limitation, beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of any voting stock of the Company, or any subsidiary or division thereof or successor to the Company, or any rights or options to acquire such ownership from a third party or otherwise, such that after such acquisition, (i) the Sumitomo Participant and its Affiliates would beneficially own a Respective Share in excess of 24.99% of the then outstanding voting stock of the Company, or (ii) BVN and its Affiliates would beneficially own in excess of 20.1% of the then outstanding voting stock of the Company.
      Transactions with Affiliates. All transactions between any Participant or any of its Affiliates and the Company shall be on commercially reasonable terms that are at least as favorable to the Company as those which might be obtained in an arm's-length transaction with a Person that is not a shareholder or a Participant.
      Use of Proceeds. Unless the Board unanimously determines otherwise, the PD Participant shall cause the Company to, and the Company shall, use the proceeds from the General Capital Increase paid by the Sumitomo Participant solely for financing the design, engineering, development, permitting, procurement, construction, pre-stripping, test production, commissioning and other works, services, start-up costs and working capital in connection with the Sulfide Project.
      Status Reports. Prior to final completion of the Sulfide Project as set forth in the Project Debt Agreements, the Company and the PD Participant shall provide the Sumitomo Participant and BVN with copies of any periodic status reports provided to the Senior Lenders regarding the development of the Sulfide Project pursuant to the terms of the Project Debt Agreements at the time such reports are provided to the Senior Lenders and, subject to section 12 hereof, such other information as the Sumitomo Participant and BVN may reasonably request.
      Approval of Minutes. The Participants shall take all actions necessary to ensure that Participants holding a Respective Share greater than 10.00% shall each nominate one representative (together, the "Participant Nominees") to approve and sign the minutes of any General Shareholders Meeting in accordance with Article 32 of the estatutos of the Company. At each General Shareholders Meeting, each Participant shall cast its votes in favor of the Participant Nominees.
      Virtual Meetings. The Participants shall take all action necessary to cause their nominees to the Board to not oppose the use of virtual meetings as contemplated in Article 40 of the estatutos of the Company.
      Estatutos. Unless approved by the Board in accordance with the procedures set forth in Article 41 of the estatutos of the Company, the Participants shall not vote or take any action to (i) amend or modify Article 34, 37 or 41 of the estatutos of the Company (or the defined terms used therein); (ii) approve any action which has not been approved pursuant to a vote under Article 41(a) through (e) of the estatutos of the Company; or (iii) pursuant to Article 36 of the estatutos of the Company, remove a director or deputy director elected pursuant to section 2.2 of this Agreement. The parties hereto acknowledge and agree that money damages will be the sole remedy for any breach of this section 11.8 and that the Company and any Participant shall not have the right to specific performance and/or injunctive relief to enforce the provisions of this section 11.8.
      Sulfide Project. The PD Participant shall cause the Company to, and the Company shall, use all reasonable efforts to develop the Sulfide Project generally as described in the Feasibility Study, with such changes as the Board determines, in its good faith reasonable judgment, to be necessary or advisable and which do not substantially alter the basic nature and scope of such facilities.
      Registration of this Agreement. The Company shall cause this Agreement to be registered in its Share Registration Book (Libro de Matrícula de Acciones) immediately after execution hereof.
      Support of Senior Project Debt. It is an important objective of all of the parties hereto that the Company enter into Senior Project Debt Agreements regarding the financing of the Sulfide Project (the "Sulfide Project Senior Debt Agreements"), and the parties hereto agree to work diligently to cause the Company to use all reasonable efforts to enter into the Sulfide Project Senior Debt Agreements. PDC will enter into, and will cause the PD Participant to enter into, at or prior to the initial closing under the Sulfide Project Senior Debt Agreements, any completion agreement with or other undertakings to the Senior Project Lenders required pursuant to the Sulfide Project Senior Debt Agreements. SMM, SC, and SGM each will enter into, and each will cause the Sumitomo Participant to enter into, at or prior to the initial closing under the Sulfide Project Senior Debt Agreements, any completion agreement with or other undertakings to the Senior Project Lenders; provided that any such completion agreement (i) will terminate upon termination of the completion agreement or other undertakings provided by PDC and the PD Participant to the Senior Project Lenders pursuant to the Sulfide Project Senior Debt Agreements, and (ii) will not include any restrictive financial covenants with respect to SMM, SC, SGM or the Sumitomo Participant. BVN will enter into, at or prior to the initial closing under the Sulfide Project Senior Debt Agreements, any completion agreement with or other undertaking to the Senior Project Lenders required pursuant to the Sulfide Project Senior Debt Agreements. Each party's obligations pursuant to any such completion agreement or other undertakings shall be several and in proportion to such party's Adjusted Respective Share.
      Covenants of PDC, SMM, SC and SGM. PDC shall cause (i) the PD Participant to duly and punctually perform all its obligations under this Agreement and the estatutos of the Company and (ii) the Operator to duly and punctually perform all its obligations under the Operator's Agreement.
        SMM, SC and SGM shall cause the Sumitomo Participant to duly and punctually perform its obligations under this Agreement and the estatutos of the Company.
  Confidentiality; Conflicts of Interest.
      Each Participant shall hold all information concerning the Company and the operations of any other Participant not otherwise generally available to the public through no act or omission of such Participant ("Confidential Information") in strict confidence and shall not use or disclose such information without the prior written consent of each Participant affected to anyone other than directors, officers, employees, accountants, consultants and representatives of such Participant and its Affiliates, provided that any such third party shall first execute a confidentiality agreement with each Participant containing provisions substantially equivalent to this section 12 or such Participant shall, and shall cause each of its Affiliates to, use best efforts to ensure that any such third party holds such information in strict confidence as contemplated by this section 12. Each Participant shall, and shall cause each of its Affiliates to, use best efforts to ensure that other third parties will not gain access to any Confidential Information through any act or omission on its part. Notwithstanding the foregoing, (i) in connection with the conduct of the business or operations of the Company, the development or financing of the Sulfide Project or the possible sale of newly issued shares of capital stock of the Company, PDC, the Company and their respective Affiliates may disclose Confidential Information not involving information about any Participant (other than an Affiliate of PDC) without notice to the Participants, (ii) BVN, SMM, SC, the Sumitomo Participant and their respective Affiliates may disclose Confidential Information not involving information about PDC, or the PD Participant or BVN to any Japanese corporation engaged in copper concentrate smelting that expresses an interest in the purchase or treatment of Company concentrates, provided that prior to making any such disclosure pursuant to this clause (ii) such party shall give written notice (identifying the third party being provided the Confidential Information and describing the general nature of such disclosure) to and secure the written consent of the PD Participant, (iii) any Participant may disclose Confidential Information to a prospective purchaser of any of its Shares and its corresponding rights under this Agreement, provided such purchaser first executes a confidentiality agreement in form and substance reasonably satisfactory to each other Participant, and (iv) any Participant or any Affiliate thereof may disclose Confidential Information to any governmental agency or the export-import bank or development authority of the home country of the ultimate parent of such Participant if it believes in good faith that such disclosure is required by applicable law, by governmental policy in such home country or by policy of such export-import bank or development authority, provided that prior to making any such disclosure pursuant to this clause (iv) such Participant shall, unless prohibited by such governmental agency, give written notice (identifying such agency and describing the general nature of such disclosure) to, and consult with, each other Participant.
      Each of the parties hereto agrees that Confidential Information concerning the Company, the Mines or a Project should not be disclosed to any such party or their Affiliates where because of a potential conflict of interest between such party (or Affiliates) and the Company, the Mines or a Project, such disclosure could reasonably be expected to affect detrimentally, directly or indirectly, the Company, the Mines or a Project. Accordingly, each party hereto may decline, in its sole discretion, to provide such Confidential Information to any party where it has a good faith belief that disclosure may involve such a potential conflict of interest.
  Miscellaneous.
      Implied Covenants. There are no implied covenants in this Agreement other than those of good faith and fair dealing.
      Notices. Any notice, advice, election, request, order, demand or other direction required or permitted to be given under this Agreement shall be in writing and in the English language, and (unless some other mode of giving the same is specified or accepted in writing by the recipient) shall be effective (a) when personally delivered during normal business hours to the addressee at the address designated for such delivery, (b) on the date of receipt specified in any return receipt if it shall have been deposited in the mails, certified or registered with return receipt requested and postage thereon fully prepaid, addressed to such address or (c) on the day it shall have been given by facsimile transmission (with written confirmation of receipt) to such address, whichever of the foregoing shall first occur. Until otherwise specified by notice, the addresses for any such notice, advice, election, request, order, demand or other direction shall be:

      if to the Sumitomo Participant, to it at:

      SMM Cerro Verde Netherlands B.V.
      c/o Sumitomo Metal Mining Co., Ltd.
      11-3, 5-Chome, Shimbashi
      Minato-ku, Tokyo 105
      Japan
      Attention: General Manager, Mineral Resources Division
      Telecopier: (81)-3-3436-7997

      with a copy to:

      Sumitomo Metal Mining America Inc.
      Corresponsalia En Chile
      Roger de Flor 2950, Piso 5
      Las Condes, Santiago, Chile
      Attention: General Manager
      Telecopier: (56)-2-362-9289

      Sumitomo Corporation Del Peru S.A.
      Jr. San Martin No. 864 Ofi. 701
      Miraflores, Lima, Peru
      Attention: President
      Telecopier: (51)-1-447-0506

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
      1-8-11, Harumi
      Chuo-ku, Tokyo 104-8610
      Japan
      Attention: General Manager, Nonferrous Metals and Raw Materials Department
      Telecopier (Fax): (81)-3-5166-6423

      if to the PD Participant, to it at:

      Cyprus Climax Metals Company
      c/o Phelps Dodge Mining Company
      One N. Central Avenue
      Phoenix, Arizona 85004
      Attention: President
      Telephone: (602) 366-8100
      Telecopier: (602) 366-7383

      with a copy to:

      Phelps Dodge Corporation
      One N. Central Avenue
      Phoenix, Arizona 85004
      Attention: General Counsel
      Telephone: (602) 366-8100
      Telecopier: (602) 366-7383

      if to BVN, to it at:

      Cia. De Minas Buenaventura S.A.A.
      Carlos Villaran 790
      Urb, Santa Catalina, Lima 13, Peru
      Attention: President
      Telecopier: (51)-1-471-7349

      if to PDC, to it at:

      Phelps Dodge Corporation
      One N. Central Avenue
      Phoenix, Arizona 85004
      Attention: General Counsel
      Telephone: (602) 366-8100
      Telecopier: (602) 366-7383

      if to the Company, to it at:

      Sociedad Minera Cerro Verde S.A.A.
      Av. Alfonso Ugarte #304
      Cercado, Arequipa, Peru
      Attention: General Manager
      Telecopier (Fax): 054-28-33-76

      if to the Operator, to it at:

      Minera Phelps Dodge del Perú S.A.C.
      Av. Camino Real 348
      Torre El Pilar, Piso 14
      San Isidro, Lima
      Attention: General Manager
      Telecopier (Fax): (51)-1-422-2787

      Whenever pursuant to any provision of this Agreement notice, advice, election, request, order, demand or other direction is to be given to any Participant, or the Board, a copy thereof shall also be given to each Participant and the Operator.

      Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior oral and written discussions and understandings.
      Amendments, Waivers, etc. This Agreement may not be amended or modified except by a written instrument signed by all of the parties hereto. No party hereto shall be bound by any waiver of any provision hereof unless such waiver is set forth in a written instrument signed by each of the parties hereto. Except as otherwise provided in this Agreement, failure on the part of any party hereto to exercise any right hereunder or to insist upon strict compliance by any other party hereto with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such right, term, covenant or condition. No provision of this Agreement shall be construed to be a waiver by any of the parties hereto of any rights or remedies such party may have against any other party for failure to comply with the provisions of this Agreement and, except as provided in section 13.8 or otherwise provided in this Agreement, no remedy or right herein conferred is intended to be exclusive of any other remedy or right, but every such remedy or right shall be cumulative and shall be in addition to every other remedy or right herein conferred or now or hereafter existing at law or in equity.
      No Other Arrangements or Agreements. Each Participant hereby represents and warrants to the Company and to each other Participant that, except for this Agreement and the Participation Agreement, it has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other party with respect to Equity Securities, including, but not limited to, arrangements or agreements with respect to the acquisition or disposition of Equity Securities or any interest therein or the voting of shares of Common Stock (whether or not such agreements and arrangements are with the Company or any of its subsidiaries, or other Participants) and each Participant agrees that, except as expressly permitted under this Agreement, it will not enter into any such other arrangements or agreements with respect to the voting of shares of Common Stock (whether or not such agreements and arrangements are with the Company or any of its subsidiaries, or other Participants).
      Severability. If any provision of this Agreement or the application of any provision hereof to any party hereto or set of circumstances is held invalid, the remainder of this Agreement and the application of such provision to any other party or set of circumstances shall not be affected unless the provisions held invalid shall substantially impair the benefits of the remaining portions of this Agreement.
      Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws rules thereof to the extent they are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.
      Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement or the subject matter of this Agreement, or the breach, termination, or invalidity hereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules in effect on the date such dispute, controversy, claim, breach, termination or invalidity arises. The arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim and the award shall be final and binding to the extent permitted by law. Judgment thereon may be entered by any court having jurisdiction.
        There shall be three arbitrators, each of whom shall be disinterested in the dispute, controversy or claim and shall have no connection with any party to this Agreement or any of their Affiliates. The party to this Agreement initiating arbitration ("Claimant") and the party to this Agreement named as defendant ("Defendant") shall each name an arbitrator, as provided in Article 7 of the UNCITRAL Arbitration Rules specified above. In the event that more than two parties to this Agreement are involved in the arbitration, the parties to this Agreement shall compose themselves into two sides for purposes of arbitration, and the Claimant and Defendant holding, directly or through its Affiliates, the largest Respective Share shall each nominate an arbitrator for all Claimants or Defendants, as the case may be. The two arbitrators so chosen shall select a third arbitrator.
        Should the services of an appointment or administering authority be necessary, the appointment or administering authority shall be the American Arbitration Association ("AAA"). If any party to this Agreement entitled to name an arbitrator should abstain from doing so, the AAA shall appoint such arbitrator, unless the abstaining party is one of two or more Claimants or Defendants, in which case the Claimant or Defendant, as the case may be, holding, directly or through its Affiliates, the next largest Respective Share shall nominate the arbitrator. No party to this Agreement shall require the AAA to (but the AAA may) designate as arbitrator a person of a nationality other than the nationalities of the parties to this Agreement involved in the arbitration.
        In the event that more than two parties to this Agreement are involved in the arbitration and such parties are unable to compose themselves into two sides, at the request of any such party the administering authority shall make any arrangements (including without limitation, determining the composition of two sides for the purposes of arbitration or designating the members of the arbitral tribunal) necessary to effect the resolution of the dispute by a means fair to each of the disputing parties to this Agreement, and the administering authority's decision as to such arrangements shall be final and binding.
        The place of arbitration shall be New York, New York. The arbitration shall be conducted in the English language and any foreign language documents presented at such arbitration shall be accompanied by an English translation thereof. The arbitrators shall apply the law of the State of New York.
        The parties to this Agreement consent that the United States District Courts for the Southern District of New York and the District of Arizona shall have jurisdiction with respect to all aspects of the enforcement of the arbitration provisions of this Agreement.
      Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns hereunder; provided however, that the Company is not bound by, and expressly disclaims any responsibility for enforcing, the provisions in section 9 or section 11.8.
      Headings. The section headings contained in this Agreement are for convenience only and are not a part of this Agreement.
      Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original; such counterparts together shall constitute but one Agreement.
      Supermajority Voting. Each party to this Agreement acknowledges that Article 41 of the estatutos of the Company adopted as of the date hereof provides for supermajority voting with respect to certain matters identified therein. In addition, each party to this Agreement agrees that it shall cause the Company and each member of the Board that it nominates to comply with, and to take all such actions necessary or advisable to ensure the continued enforceability of Article 41 of the estatutos of the Company adopted as of the date hereof.
      Conflicts with Estatutos or Peruvian Law. Notwithstanding the meaning or interpretation of any other term of this Agreement, nothing in this Agreement shall require the Company to take or omit any action that would conflict with any term of its estatutos or Peruvian Company Law.

[End of Text; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

SMM CERRO VERDE NETHERLANDS B.V.

By /S/ ICHIRO ABE
Name: Ichiro Abe
Title: Managing Director

SUMITOMO METAL MINING CO., LTD.

By /S/ ICHIRO ABE
Name: Ichiro Abe
Title: Executive Officer,

General Manager of

Mineral Resources Division

SUMITOMO CORPORATION

By /S/ MITSUHIKO YAMADA
Name: Mitsuhiko Yamada
Title: Corporate Officer,

General Manager,

Mineral Resources Division, No. 1

SUMMIT GLOBAL MANAGEMENT B.V.

By /S/ TAKESHI OKUBO
Name: Takeshi Okubo
Title: Managing Director

CYPRUS CLIMAX METALS COMPANY

By /S/ TIMOTHY R. SNIDER
Name: Timothy R. Snider
Title: President and Chief Operating Officer

PHELPS DODGE CORPORATION

By /S/ KALIDAS V. MADHAVPEDDI
Name: Kalidas V. Madhavpeddi
Title: Senior Vice President

Sociedad Minera Cerro Verde S.A.A.

By /S/ JEFF MONTEITH
Name: Jeff Monteith
Title: Comptroller

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

By /S/ ROQUE BENAVIDES
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

Dated: June 6, 2006

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

Dated: June 6, 2006

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

Dated: June 6, 2006

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

Dated: June 6, 2006

/S/ CARLOS E. GÁLVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer