Form 20-F
BUENAVENTURA MINING CO INC
filed 2006-06-28
CIK 1013131

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

Amendment No. 1

' REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

' TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

' SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ' No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ' No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No '

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ' Accelerated filer ' Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ' Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ' No ☒

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

ITEM 16B. Code of Ethics *

ITEM 16C. Principal Accountant Fees and Services *

ITEM 16D. Exemptions from the Listing Standards for Audit Committees *

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers *

PART III

ITEM 17. Financial Statements *

ITEM 18. Financial Statements *

ITEM 19. Exhibits *

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F filed on June 6, 2006 to include the report of PriceWaterhouseCoopers on the audited consolidated financial statements of Sociedad Minera Cerro Verde S.A.A., or Cerro Verde, as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, relating to our equity investment in Cerro Verde. In addition, this Amendment No. 1 corrects certain information on page F-24 as well as certain other minor changes related to the description of our equity investment in Cerro Verde. Other than the foregoing items and minor typographical errors and omissions, no part of the annual report on Form 20-F filed on June 6, 2006 is being amended. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our Annual Report on Form 20-F on June 6, 2006 and should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 6, 2006. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

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

We and our subsidiaries maintain our financial books and records in Nuevos Soles and present our financial statements in conformity with accounting principles generally accepted in Peru, which we refer to as Peruvian GAAP. See Note 38 to our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, or the Financial Statements, beginning at page F-3 for a description of the significant differences between the accounting principles we follow under Peruvian GAAP and accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP, and Note 39 to the Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods covered. Pursuant to the rules of the United States Securities and Exchange Commission, or the Commission, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha. Yanacocha maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with U.S. GAAP. See Note 17 to the audited financial statements of Yanacocha as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, or the Yanacocha Financial Statements, beginning at page F-55 for a description of the significant differences between the accounting principles followed by Yanacocha under U.S. GAAP and Peruvian GAAP, and for a reconciliation to Peruvian GAAP of net income and partners' equity for the periods covered.

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

ITEM 4. Information on the Company

THE COMPANY

History and Development

Overview

We are Peru's largest publicly-traded precious metals company, and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals, in Peru. We currently operate the Julcani, Recuperada, Orcopampa and Uchucchacua mines and have controlling interests in three other mining companies which operate the Colquijirca, Antapite, Ishihuinca and Shila-Paula mines. Effective March 2001, we temporarily suspended operations and discontinued exploration efforts at the Recuperada mine. In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in ore reserves as well as the rising price of metals and in February 2006 we initiated mining operations. In addition, as of January 1, 2005, the operating data from the Paula mine has been consolidated with the operating data from the Shila mine and after such date is referred to herein as the Shila-Paula mine. We also own an electric power transmission company and an engineering services consulting company and have minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America's largest gold mine, and Sociedad Minera Cerro Verde S.A.A., or Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. In 2005, the Julcani, Uchucchacua, Orcopampa, Antapite, Colquijirca, Ishihuinca and Shila-Paula mines produced 388,042 ounces of gold, 16,429,816 ounces of silver and 69,550 short tons of metallic zinc. Yanacocha produced 3,333,088 ounces of gold and 4,342,292 ounces of silver and Cerro Verde produced 103,120 short tons of copper. Our equity share of production in 2005 was 1,814,861 ounces of gold, 15,377,704 ounces of silver, 28,154 short tons of metallic zinc and 15,220 short tons of copper, including 1,454,893 ounces of gold and 1,895,410 ounces of silver for Yanacocha and 15,066 short tons of copper for Cerro Verde. For the year ended December 31, 2005, our net sales were S/.936.5 million (US$273.0 million), and our net income was S/.940.9 million (US$274.3 million).

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

On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares for US$154.8 million, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent. Phelps Dodge Corporation continues to retain a majority interest in Cerro Verde. See "-Intermediate Holding Companies; Subsidiaries and Equity Participations-Sociedad Minera Cerro Verde S.A.A." As of May 31, 2006, Cerro Verde was 53.56 percent owned by Cyprus Climax Metals Company, a subsidiary of Phelps Dodge Corporation, 21.0 percent owned by SMM Cerro Verde Netherlands B.V. and 18.5 percent owned by us.

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

Sociedad Minera Cerro Verde S.A.A.

We hold a 18.5 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. The Peruvian government previously owned and operated the mine. In November 1993, the Cerro Verde operation was privatized. Cyprus Climax Metals Company (now Phelps Dodge Corporation, or Phelps Dodge) bought 91.7 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.3 percent of the shares of Cerro Verde. Cyprus Climax Metals Company paid US$35.44 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the construction of the facilities. In 2002, Cerro Verde obtained ISO 14001 certification. Phelps Dodge is currently the operator and senior partner of Cerro Verde. In 2005, the mine produced 93,550 metric tons of copper cathodes, compared to 88,502 metric tons produced in 2004. It is estimated that Cerro Verde contains over 6.5 million metric tons of recoverable copper and 20,619 hectares of mining concessions in its mining district.

On June 1, 2005, Cerro Verde completed a capital increase. As a result of the capital increase, SMM Cerro Verde Netherlands B.V. acquired a 21 percent equity interest in Cerro Verde. In addition, we increased our equity interest in Cerro Verde from 9.17 percent to 18.21 percent. The remaining minority shareholders own 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Cerro Verde received US$441.8 million in cash, net of US$1.0 million in expenses, and Phelps Dodge's interest in Cerro Verde was reduced to 53.6 percent from 82.5 percent. Phelps Dodge continues to maintain a majority interest in Cerro Verde. Since June 1, 2005, we have purchased additional common shares in Cerro Verde on the Lima Stock Exchange, increasing our interest to 18.5 percent as of May 31, 2006.

In February 2005, the board of directors of Cerro Verde approved an approximate US$850 million expansion and financing of the Cerro Verde mine. On September 30, 2005, Cerro Verde obtained in connection with such financing, debt-financing facilities in an overall amount of US$450 million, subject to certain conditions precedent. The cash invested by us and Sumitomo Metal Mining Co. and Ltd. and Sumitomo Corporation in connection with the capital increase financed approximately US$300 million of the expansion for the year ended December 31, 2005. The current copper production at Cerro Verde is approximately 100,000 short tons per year of copper cathode. After completion of the expansion copper production is expected to increase to approximately 300,000 short tons per year.

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

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by us through our 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru. See "-Management of Yanacocha-General Manager/Management Agreement". Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 2000. In 2001, Yanacocha paid an aggregate amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregate amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits. In 2003, Yanacocha paid an aggregate amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits. In 2004, Yanacocha paid an aggregate amount of US$280 million in dividends in respect of 2003 earnings and completed all investments under its reinvestment program from 2000-2004. See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-59 and "Item 5. Operating and Financial Review and Prospects-Yanacocha-Operating Results". In 2005, Yanacocha paid an aggregate amount of US$180 million in dividends in respect of 2004 earnings. Undistributed earnings associated with the reinvestment program are presented as restricted earnings as of December 31, 2003, 2004 and 2005.

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

Our mining operations are located throughout Peru. Our Julcani mine is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. Our Uchucchacua mine is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima. Our Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima. Our Recuperada mine is located in the province of Huancavelica, in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. The Ishihuinca mine, which is operated by one of our majority-owned subsidiaries, is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima. The Antapite mine, which is operated by one of our majority-owned subsidiaries, is located in the province of Huaytara in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima. The Shila mine, which is operated by one of our wholly owned subsidiaries, is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima and 100 kilometers south of our Orcopampa mine. The Paula mine, which is operated by one of our wholly owned subsidiaries, is located in the province of Castilla, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mine, and as of January 1, 2005, Paula's operating data has been consolidated with Shila's operating data. The Colquijirca mine, which is operated by one of our majority-owned subsidiaries, is located approximately 285 kilometers east of Lima and 10 kilometers south of the city of Cerro de Pasco. The Yanacocha mine, in which we have a 43.65 percent interest, is located in the province and department of Cajamarca, approximately 900 kilometers north of Lima. The Cerro Verde mine, in which we have a 18.5 percent interest as of May 31, 2006, is located in the department of Arequipa.

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

	Julcani	Uchucchacua	Orcopampa	Colquijirca	Ishihuinca	Antapite	Shila-Paula(3)	Total
Ore mined (ST)	73,700	813,220	461,091	1,513,964	65,435	179,873	64,050	3,171,333
Gold produced (oz.)	40	-	233,182	-	23,911	103,931	26,978	388,042
Average Gold Grade (oz./ST)	0.002	-	0.530	-	0.436	0.602	0.450	0.129
Silver produced (oz.)	1,302,596	10,213,794	86,080	4,394,940	-	102,222	330,184	16,429,816
Average silver Grade (oz./ST)	18.80	16.93	0.30	3.96	-	0.81	5.90	6.88

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

	Proven and Probable Reserves at December 31, 2005			Proven and Probable Reserves at December 31, 2004			Proven and Probable Reserves at December 31, 2003
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Maqui Maqui----..	7,889	0.026	203	5,694	0.025	141
Quecher	- -	-	-	-	-	-	1,128	0.037	43
Antonio	-	-	-	-	-	-	2,186	0.050	109
Cerro Quilish	-	-	-	-	-	-	143,431	0.027	3,855
Cerro Negro	-	-	-	253	0.031	8	20,329	0.032	643
Carachugo	69,016	0.040	2,763	66,405	0.042	2,777	63,976	0.043	2,762
San José	7,334	0.021	153	10,818	0.020	213	9,475	0.021	198
Cerro Yanacocha	208,178	0.033	6,807	257,363	0.032	8,328	311,979	0.031	9,783
La Quinua	214,643	0.027	5,812	275,157	0.027	7,388	372,739	0.025	9,395
Corimayo	62,755	0.049	3,074	58,425	0.051	3,006	54,442	0.054	2,955
In process	71,108	0.028	1,968	60,860	0.028	1,685	67,363	0.029	1,966
Subtotal Yanacocha/avg	640,923	0.032	20,780	734,974	0.032	23,547	1,047,049	0.030	31,710
Subtotal Minas Conga/avg.*	617,787	0.019	11,836	371,110	0.023	8,711	-	-	-
Total/average	1,258,710	0.026	32,616	1,106,084	0.029	32,257	1,047,049	0.030	31,710

	Proven and Probable Reserves at December 31, 2002			Proven and Probable Reserves at December 31, 2001
	Tonnage(1) (thousands of dry short tons)	Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)		Average Gold Grade (oz./dry short ton)	Ounces Contained (thousands of ounces)

Cerro Quilish	135,481	0.027	3,690	-	-	-
Cerro Negro	19,034	0.033	626	137,736	0.027	3,700
Carachugo	71,795	0.040	2,898	19,494	0.032	631
Maqui Maqui	6,054	0.022	131	76,986	0.039	2,993
San José	366,868	0.029	10,807	6,484	0.021	139
Cerro Yanacocha	419,597	0.027	11,491	486,001	0.027	13,045
La Quinua	21,661	0.056	1,220	456,766	0.027	12,533
In process	58,682	0.030	1,742	-	-	-
Subtotal Yanacocha/avg	1,099,172	0.030	32,605	1,183,467	0.028	33,041
Subtotal Minas Conga/avg	-	-	-	-	-	-
Total/avg	1,099,172	0.030	32,605	1,183,467	0.028	33,041

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

(b) Our interest in Cerro Verde increased from 9.17 percent in 2004 to 18.30 percent in 2005. This equity increase allows us to exercise significant influence on Cerro Verde and, accordingly, we have decided to use the equity method to account for this investment. In 2005, our interest in this investment amounted to S/.125.6 million. See Note 12(j) to the Financial Statements.

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

Income tax expense. Income tax expense decreased from S/.102.0 million in 2004 to S/.75.4 million in 2005. See "Critical Accounting Estimates―Deferred Income Tax Asset' under this Item 5 'Operating and Financial Review and Prospects'.

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

Material Contracts

On March 16, 2005, we, along with Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A., entered into a participation agreement, or the Participation Agreement, whereby, subject to certain closing conditions, we agreed to increase our ownership interest in Cerro Verde up to 20.1 percent and Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation and Summit Global Management B.V., or the Sumitomo Group, agreed to acquire an ownership interest in Cerro Verde of between 21.0 and 24.99 percent in connection with a US$850 million expansion of the Cerro Verde operation to mine a primary sulfide ore body. On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation acquired equity positions in Cerro Verde totaling 21 percent. The remaining minority shareholders own 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Cerro Verde received cash totaling US$441.8 million, net of US$1.0 million in expenses, and Phelps Dodge's interest in Cerro Verde was reduced to 53.6 percent from 82.5 percent. Since that time, we purchased additional common shares on the Lima Stock Exchange, and currently own 18.5 percent of Cerro Verde as of May 31, 2006.

On September 30, 2005, Cerro Verde obtained debt financing facilities in the overall amount of US$450 million, subject to certain conditions for the expansion. The above-mentioned cash invested by the Sumitomo Group and us to establish or increase ownership interest in Cerro Verde is also a major source of funds for the expansion. Approximately US$300 million has been spent on the Cerro Verde expansion. The current copper production at Cerro Verde is approximately 100,000 short tons per year of copper cathode. After completion of the expansion, copper production is expected to be approximately 300,000 short tons per year.

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

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

Please refer to Item 19.

ITEM 19. Exhibits

Page
(a) Index to Financial Statements and Schedules
COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-1
Consolidated financial statements
Consolidated balance sheets as of December 31, 2004 and 2005	F-3
Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005	F-5
Consolidated statements of changes in shareholders' equity for the years ended December 31, 2003, 2004 and 2005	F-6
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-8
Notes to the consolidated financial statements	F-10

MINERA YANACOCHA S.R.L.

Report of Independent Registered Public Accounting Firm	F-55
Financial statements
Statements of income for the years ended December 31, 2003, 2004 and 2005	F-56
Balance sheets as of December 31, 2004 and 2005	F-57
Statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-58
Statements of changes in Partners' Equity for the years ended December 31, 2003, 2004 and 2005	F-59
Notes to the financial statements	F-60

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

Dated: June 27, 2006

Index to the Financial Statements

Page

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Report of Independent Registered Public Accounting Firm, issued by Medina,
Zaldivar, Paredes & Asociados F-1

Consolidated financial statements

Consolidated Balance Sheets as of December 31, 2004 and 2005 F-3
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005 F-5
Consolidated Statements of Changes in Shareholders' Equity for the years ended
December 31, 2003, 2004 and 2005 F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2003,
2004 and 2005 F-8
Notes to the Consolidated Financial Statements F-10

Minera Yanacocha S.R.L.

Report of Independent Registered Public Accounting Firm F-55
Financial statements

Statements of Income for the years ended December 31, 2003, 2004 and 2005 F-56
Balance Sheets as of December 31, 2004 and 2005 F-57
Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 F-58
Statements of Changes in Partners' Equity for the year ended December 31,
2003, 2004 and 2005 F-59
Notes to the Financial Statements F-60

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

PricewaterhouseCoopers Dongo-Soria Gaveglio y Asociados

Sociedad Civil

Firma Miembro de PricewaterhouseCoopers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

January 27, 2006, except for Note 21 for which the date is April 27, 2006 and for Note 22 for which the date is June 5, 2006

To the Shareholders

Sociedad Minera Cerro Verde S.A.A.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows, present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Peru. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Peru vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income and of cash flows from operating activities for the three years in the period ended December 31, 2005 and the determination of shareholders' equity and financial position at December 31, 2005 and 2004 to the extent summarized in Note 22 to the financial statements.

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

Sociedad Minera Cerro Verde S.A.A.

(i) Economic activity -

Cerro Verde is engaged in the extraction, production and commercialization of copper in its mining concessions located in the department of Arequipa, Peru. Currently, Cerro Verde is carrying out the construction of the primary sulfide plant. The investment in this project is estimated in US$850 million and will allow its copper production increase from 100,000 ST to 300,000 ST.

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

MINERA YANACOCHA S.R.L.

FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

CONTENTS Page

Report of Independent Registered Public Accounting Firm F-55

Statements of income for each of the three years ended December 31, 2005 F-57

Balance sheets as of December 31, 2005 and 2004 F-58

Statements of cash flows for each of the three years ended December 31, 2005 F-58

Statements of changes in partners' equity for each of the three years ended December 31, 2005 F-59

Notes to the financial statements F-60

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

/S/ DONGO-SORIA GAVEGLIO Y ASOCIADOS

Countersigned by:

/S/ LUIS W. MONTERO

Luis W. Montero (partner)
Peruvian Public Accountant
Registration No.17729

STATEMENTS OF INCOME
	Year ended December 31,
	2005	2004	2003
	(in thousands of US dollars)
Revenues	$ 1,490,402	$ 1,249,882	$ 1,036,370
Costs and expenses
Costs applicable to sales (exclusive of depreciation, depletion and amortization shown separately below)	507,806	450,825	377,214
Depreciation, depletion and amortization	193,587	179,441	146,822
Exploration, research and development	32,884	35,236	13,574
General and administrative	5,453	4,986	5,126
Environmental, litigation and other costs, net	(6,669)	6,135	18,126
	733,061	676,623	560,862
Other income (expense)
Interest and other income	4,774	860	1,560
Interest expense, net of capitalized interest of US$2,016, US$4,559 and US$3,035, respectively	(1,234)	(2,252)	(2,615)
	3,540	(1,392)	(1,055)
Income before income taxes and cumulative effect of a change in accounting principle	760,881	571,867	474,453
Income tax expense (Note 12)	(235,407)	(181,563)	(121,688)
Income before cumulative effect of a change in accounting principle	525,474	390,304	352,765
Cumulative effect of a change in accounting principle, net of tax of US$10.2 million in 2003 (Note 9)	-	-	(32,353)
Net income	$ 525,474	$ 390,304	320,412

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
	At December 31,
	2005	2004
	(in thousands of US dollars)
ASSETS
Cash and cash equivalents	$ 295,511	$ 69,798
Restricted cash	1,978	-
Accounts receivable (Note 3)	40,026	34,659
Due from related parties (Note 13)	365	-
Inventories (Note 4)	67,958	48,404
Ore on leach pads (Note 5)	65,875	88,447
Current assets	471,713	241,308
Plant and mine development, net (Note 6)	943,263	882,946
Long-term stockpiles and ore on leach pads (Note 5)	129,189	80,421
Other long-term assets	5,418	3,073
Total assets	$ 1,549,583	$ 1,207,748
LIABILITIES
Current portion of long-term debt (Note 10)	$ 3,160	$ 16,156
Accounts payable	27,693	24,760
Due to related parties (Note 13)	20,875	19,568
Workers' profit sharing (Note 8)	39,904	28,447
Income taxes payable	55,181	46,283
Deferred workers' profit sharing (Note 8)	113	2,825
Other current liabilities (Note 7)	48,366	41,274
Current liabilities	195,292	179,313
Long-term debt (Note 10)	-	21,160
Reclamation and remediation liabilities (Note 9)	112,942	102,719
Deferred workers' profit sharing (Note 8)	17,207	18,381
Deferred income tax liabilities (Note 12)	61,282	69,683
Other long-term liabilities	6,212	5,318
Total liabilities	392,935	396,574
Commitments and contingencies (Note 16)
PARTNERS' EQUITY (Note 11)
Partners' contributions	208,616	208,616
Additional contributions	226	226
Restricted earnings	189,600	189,600
Retained earnings	758,206	412,732
Total partners' equity	1,156,648	811,174
Total liabilities and partners' equity	$ 1,549,583	$ 1,207,748

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2005	2004	2003
	(in thousands of US dollars)
Operating activities:
Net income	$ 525,474	$ 390,304	$ 320,412
Adjustments to reconcile net income to net cash provided from operating activities
Depreciation, depletion and amortization	193,587	179,441	146,822
Deferred income taxes	(9,053)	(17,932)	(26,504)
Deferred profit sharing	(3,886)	(2,433)	(5,189)
Accretion of reclamation obligations	7,059	6,025	6,534
Revision in reclamation estimate, net	(10,766)	(2,351)	16,615
Write-down of material and supplies inventories	-	-	3,165
Write-down of property, plant and mine development	674	6,160	3,462
Cumulative effect of change in accounting principle, net	-	-	32,353
(Increase) decrease in operating assets:
Inventories, ore on leach pads and stockpiles	(45,398)	14,212	(25,938)
Other assets	(8,079)	(601)	(954)
Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	24,803	(19,286)	88,576
Reclamation liabilities	(6,721)	(5,386)	(5,700)
Net cash provided from operating activities	667,694	548,153	553,654
Investing activities:
Additions to property, plant and mine development	(225,846)	(231,378)	(205,682)
Net cash used in investing activities	(225,846)	(231,378)	(205,682)
Financing activities:
Proceeds from debt	-	65,500	-
Repayments of debt	(34,157)	(95,540)	(47,598)
Change in restricted cash	(1,978)	16,672	(824)
Distributions of profits to the partners	(180,000)	(280,000)	(300,000)
Net cash used in financing activities	(216,135)	(293,368)	(348,422)
Net change in cash and cash equivalents	225,713	23,407	(450)
Cash and cash equivalents at beginning of the year	69,798	46,391	46,841
Cash and cash equivalents at end of the year	$ 295,511	$ 69,798	$ 46,391

See Note 14 for supplemental cash flow information.

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN PARTNERS' EQUITY
	Partners' contributions	Additional contributions	Restricted earnings	Retained earnings	Total
		(in thousands of US dollars)
Balance at January 1, 2003	$ 208,616	$ 226	$ 160,000	$ 311,616	$ 680,458
Appropriation of retained earnings	-	-	29,600	(29,600)	_
Distributions of profits to the partners	-	-	-	(300,000)	(300,000)
Net income	-	-	-	320,412	320,412
Balance at December 31, 2003	208,616	226	189,600	302,428	700,870
Distributions of profits to the partners	-	-	-	(280,000)	(280,000)
Net income	-	-	-	390,304	390,304
Balance at December 31,2004	208,616	226	189,600	412,732	811,174
Distributions of profits to the partners	-	-	-	(180,000)	(180,000)
Net income	-	-	-	525,474	525,474
Balance at December 31,2005	$ 208,616	$ 226	$ 189,600	$ 758,206	$ 1,156,648

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

  DEBT

	At December 31,
	2005	2004
International Finance Corporation	$ -	$ 30,000
Newmont Perú SRL	2,850	6,553
Mobil Oil del Perú S.A.	310	702
Others	-	61
	3,160	37,316
Current portion	(3,160)	(16,156)
	$ -	$ 21,160

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

Dated: June 27, 2006

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

Dated: June 27, 2006

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

Dated: June 27, 2006

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

Dated: June 27, 2006

/S/ CARLOS E. GÁLVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer