Form 20-F
period 2006-12-31
BUENAVENTURA MINING CO INC
filed 2007-06-27
CIK 1013131

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

           |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2006

                                       OR

          |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                Date of event requiring this shell company report

                        For the transition period from to

                         Commission file number 1-14370

                      COMPANIA DE MINAS BUENAVENTURA S.A.A.
             (Exact name of Registrant as specified in its charter)

                        BUENAVENTURA MINING COMPANY INC.
                 (Translation of Registrant's name into English)

                                REPUBLIC OF PERU
                 (Jurisdiction of incorporation or organization)

                               CARLOS VILLARAN 790
                          SANTA CATALINA, LIMA 13, PERU
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

         Title of each class           Name of each exchange on which registered
-------------------------------------  -----------------------------------------
Common shares, nominal (par) value of        New York Stock Exchange Inc.*
 four Peruvian Nuevos Soles per share             Lima Stock Exchange

  American Depositary Shares (ADSs)
 representing one Common share each           New York Stock Exchange Inc.

----------
* Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities Exchange Commission

                                   ---------

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

      Common shares nominal (par) value of S/.4.00 per share .....  137,444,962*
      Investment shares nominal (par) value of S/.4.00 per share..       372,320

      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes |_| No |X|

      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

   Large accelerated filer |X| Accelerated filer |_| Non-accelerated filer |_|

      Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes |_| No |X|

================================================================================

                                TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----
INTRODUCTION ...............................................................................    4
  ITEM 1.     Identity of Directors, Senior Management and Advisers.........................    6
  ITEM 2.     Offer Statistics and Expected Timetable.......................................    6
  ITEM 3.     Key Information...............................................................    6
  ITEM 4.     Information on the Company....................................................   22
  ITEM 5.     Operating and Financial Review and Prospects..................................   89
  ITEM 6.     Directors, Senior Management and Employees....................................  119
  ITEM 7.     Major Shareholders and Related Party Transactions.............................  126
  ITEM 8.     Financial Information.........................................................  128
  ITEM 9.     The Offer and Listing.........................................................  131
  ITEM 10.    Additional Information........................................................  134
  ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk....................  144
  ITEM 12.    Description of Securities Other Than Equity Securities........................  146
PART II
  ITEM 13.    Defaults, Dividend Arrearages and Delinquencies...............................  146
  ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds..  146
  ITEM 15.    Controls and Procedures.......................................................  147
  ITEM 16A.   Audit Committee Financial Expert..............................................  149
  ITEM 16B.   Code of Ethics................................................................  149
  ITEM 16C.   Principal Accountant Fees and Services........................................  149
  ITEM 16D.   Exemptions from the Listing Standards for Audit Committees....................  150
  ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers........  150
PART III
  ITEM 17.    Financial Statements..........................................................  150
  ITEM 18.    Financial Statements..........................................................  150
  ITEM 19.    Exhibits......................................................................  151

INTRODUCTION

Presentation of Financial Information

      As used in this Annual Report on Form 20-F, or Annual Report, unless the context otherwise requires, references to "we," "us," "our," "Company," "BVN" or "Buenaventura" mean Compania de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to "$", "US$", "Dollars" and "U.S. Dollars" are to United States Dollars, and references to "S/.", "Nuevo Sol" or "Nuevos Soles" are to Peruvian Nuevos Soles, the legal currency of the Republic of Peru, or Peru.

      Until December 31, 2005, we and our subsidiaries maintained our financial books and records in Nuevos Soles, the functional and reporting currency until such date. Effective January 1, 2006, we changed our functional and reporting currency from Nuevos Soles to U.S. Dollars. See Note 3(f) to our audited consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, or the Financial Statements, for an explanation of the main reasons supporting this change. We present our consolidated financial statements in conformity with accounting principles generally accepted in Peru, which we refer to as Peruvian GAAP. See Note 39 the Financial Statements for a description of the significant differences between the accounting principles we follow under Peruvian GAAP and accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP, and Note 40 to the Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods covered. Pursuant to the rules of the United States Securities and Exchange Commission, or the Commission, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha. Yanacocha maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with U.S. GAAP. See Note 20 to the audited financial statements of Yanacocha as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, or the Yanacocha Financial Statements, for a description of the significant differences between the accounting principles followed by Yanacocha under U.S. GAAP and Peruvian GAAP, and for a reconciliation to Peruvian GAAP of net income and partners' equity for the periods covered.

      We record our investments in Yanacocha and Cerro Verde in accordance with the equity method. Our partnership interest in Yanacocha has been calculated at
43.65 percent for the years ended December 31, 2005 and 2006, as described in "Item 5. Operating and Financial Review and Prospects--The Company--General" and
Note 3(e) to the Financial Statements. As of December 31, 2006, our equity interest in Cerro Verde was 18.50 percent.

Exchange Rates

      Effective January 1, 2006, our functional and reporting currency changed from the Nuevo Sol to the Dollar. This change resulted from an evaluation of the currency denominations of our cash flows in recent years and, in particular, reflects the increasing significance of dividends from affiliates denominated in Dollars to our financial position, results of operation and cash flows. Profit and loss accounts for years ended December 31, 2005 and 2004 have been translated into Dollars using the average exchange rates for such years, US$1.00 to S/3.305 and S/3.410 for 2005 and 2004, respectively.

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

Forward-Looking Statements

      Certain statements contained in this Annual Report contain "forward-looking" information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning our and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future exploration, production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economic and legal developments. Additional forward-looking statements related to Cerro Verde contained in this Annual Report include those concerning costs and expenses, the continued improving efficiency of operations, prevailing market prices of copper and molybdenum, production and Peruvian political, economic and legal developments. These forward-looking statements reflect our view with respect to our, Yanacocha's and Cerro Verde's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Annual Report, including but not limited to those discussed under "Item 3. Key Information--Risk Factors".

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

      Not applicable.

ITEM 3. Key Information

Selected Financial Data

Selected Financial Information and Operating Data

      The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements including the Notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2005 and 2006, and for the three years ended December 31, 2004, 2005 and 2006, is derived from the Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of and for the years ended December 31, 2002 and 2003 has been derived from consolidated financial statements and related notes thereto which are not included in this Annual Report. The report of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young International) on our 2005 and 2006 Financial Statements appears elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 39 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to us, and Note 40 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended 2004, 2005 and 2006, and shareholders' equity as of December 31, 2005 and 2006. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects--The Company" and the Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

                                                                             As of and for the year ended December 31,
                                                              -------------------------------------------------------------------
                                                                  2002          2003          2004          2005          2006
                                                              -----------   -----------   -----------   -----------   -----------
                                                                                     (In thousands of US$)(2)
Income statement data:
Peruvian GAAP
Net sales of goods and services ..........................        163,553       211,477       266,405       283,387       548,072
Realized income from sale of future production ...........           --            --          20,187        28,064        50,325
Royalties income .........................................         23,395        33,609        37,797        46,094        48,475
                                                              -----------   -----------   -----------   -----------   -----------
  Total revenues .........................................        186,948       245,086       324,389       357,545       646,872
                                                              -----------   -----------   -----------   -----------   -----------
Costs of operation
Cost of good sold exclusive of depreciation and
    amortization .........................................        (78,216)      (88,186)      (99,911)     (103,881)     (147,664)
Exploration and development costs in operational mining
    sites ................................................        (22,063)      (24,836)      (37,371)      (41,166)      (49,534)
Depreciation and amortization ............................        (16,961)      (18,345)      (21,723)      (33,640)      (36,931)
Royalties ................................................         (4,171)       (7,231)       (9,254)      (12,209)      (24,420)
Environmental liability expense ..........................           --            --            --            --          (6,764)
                                                              -----------   -----------   -----------   -----------   -----------
    Total costs of operation .............................       (121,411)     (138,598)     (168,259)     (190,896)     (265,313)
                                                              -----------   -----------   -----------   -----------   -----------
Gross margin .............................................         65,537       106,488       156,130       166,649       381,559
                                                              -----------   -----------   -----------   -----------   -----------
Operating expenses
General and administrative ...............................        (22,793)      (35,684)      (22,833)      (34,350)      (36,639)
Exploration costs in
    non-operational mining sites .........................        (11,451)      (17,042)      (25,877)      (27,812)      (36,190)
Selling ..................................................         (6,907)       (7,413)       (5,231)       (4,800)       (5,928)
                                                              -----------   -----------   -----------   -----------   -----------
Total operating expenses .................................        (41,151)      (60,139)      (53,941)      (66,962)      (78,757)
                                                              -----------   -----------   -----------   -----------   -----------
Operating income (loss) ..................................         24,386        46,349       102,189        99,687       302,802
                                                              -----------   -----------   -----------   -----------   -----------
Other income (expenses), net
Share in affiliated companies, net .......................        100,558       160,356       177,423       263,994       313,168
Finance income ...........................................          2,618         2,239         3,558         3,523         7,949
Gain (loss) from change in the fair value of derivative
    instruments ..........................................         12,716      (192,128)      (17,360)      (26,588)      (13,268)
Finance expense ..........................................         (2,971)       (2,498)       (4,273)       (4,060)       (5,948)
Loss from changes in the market value of gold certificates           --            --            --            --          (4,861)
Exchange difference gain (loss) ..........................         (1,774)         (136)       (3,706)          448          (308)
Gain (loss) from exposure to inflation ...................           (941)          228        (2,888)         --            --
Loss from sale of subsidiary's shares ....................         (2,008)         --            --            --            --
Other, net ...............................................            839        (3,683)       (4,811)       (3,227)       (5,026)
                                                              -----------   -----------   -----------   -----------   -----------
Total other income (expenses), net .......................        109,037       (35,622)      147,943       234,090       291,706
                                                              -----------   -----------   -----------   -----------   -----------
Income before workers' profit sharing, income tax and
    minority interest ....................................        133,423        10,727       250,132       333,777       594,508
Workers' profit sharing ..................................           (458)       18,087        (5,383)       (2,593)      (14,271)
Income tax ...............................................         (7,631)       57,028       (29,911)      (22,816)      (64,033)
                                                              -----------   -----------   -----------   -----------   -----------
Net income ...............................................        125,334        85,842       214,838       308,368       516,204
Net income attributable to minority interest .............         (7,233)      (14,675)       (8,261)      (19,971)      (88,147)
                                                              -----------   -----------   -----------   -----------   -----------
Net income attributable to Buenaventura ..................        118,101        71,167       206,577       288,397       428,057
Cumulative effect of change in accounting principles due
    to mine closing ......................................           --         (20,792)         --            --            --
                                                              -----------   -----------   -----------   -----------   -----------
Net income ...............................................        118,101        50,375       206,577       288,397       428,057
                                                              -----------   -----------   -----------   -----------   -----------

Basic and diluted earnings per share(3) (4) ..............           0.93          0.40          1.62          2.27          3.36
Basic and diluted earnings per ADS(3) ....................           0.93          0.40          1.62          2.27          3.36
Dividends per share ......................................           0.17          0.36          0.32          0.35          0.47

Average number of shares outstanding .....................    127,236,219   127,236,219   127,236,219   127,229,844   127,221,164

U.S. GAAP
Operating income (loss) ..................................         24,111        64,731        96,961        97,225       302,277

                                                                            As of and for the year ended December 31,
                                                             -------------------------------------------------------------------
                                                                 2002          2003          2004          2005          2006
                                                             -----------   -----------   -----------   -----------   -----------
                                                                                    (In thousands of US$)(2)
Net income - restated(5) .................................        15,268        55,473       206,685       288,488       424,697
Basic and diluted earnings per share - restated(3) .......          0.12          0.44          1.62          2.27          3.34
Basic and diluted earnings per ADS- restated(3)(5) .......          0.12          0.44          1.62          2.27          3.34
Balance sheet data:
Peruvian GAAP
Total assets .............................................       678,425       881,415       973,184     1,251,122     1,735,771
Total debt ...............................................        53,779        40,624        18,803         8,517        10,606
Shareholders' equity .....................................       592,406       453,788       587,023       862,959     1,300,506
U.S. GAAP
Total assets - restated(5) ...............................       677,737       880,835       972,712     1,250,741     1,732,030
Shareholders' equity - restated(6) .......................       450,308       446,563       574,649       839,162     1,205,328
Operating data (unaudited):(5)
Production:
  Gold (oz.) .............................................       277,490       319,427       357,562       388,042       405,383
  Silver (oz.) ...........................................    13,346,374    13,813,658    15,095,562    16,429,816    22,179,552
Proven and probable reserves
  Gold (oz.) .............................................       592,102       870,345       931,924     1,036,543     1,032,063
  Silver (oz.) ...........................................    72,119,422    92,817,825    95,862,405   116,452,462   117,808,602

---------
(1)   Except per share, per ADS, outstanding shares and operating data.

(2) Until December 31, 2005, our financial books and records were maintained in Nuevos Soles, the functional and reporting currency as of such date. Effective January 1, 2006, was changed the functional and reporting currency from Nuevos Soles to U.S. Dollars. See Note 3(f) to the Financial Statements. For comparative purposes, all prior years are presented assuming that U.S. Dollars were used as the reporting currency. See Note 3(f) to the Financial Statements for a description of the translation procedures.

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

(4)   Basically diluted.

(5) Net income, total assets and shareholders' equity for the years ended December 31, 2002, 2003 and 2004 have been adjusted retroactively to comply with APB 18 - The Equity Method of Accounting for Investments in Common Stock, due to the change in the accounting treatment of Cerro Verde's investment during 2005. See Note 13(c) to the Financial Statements. We have not modified years 2002, 2003 and 2004 to give effect to the accounting changes described in Note 4 to the Financial Statements.

(6) The amounts in this table reflect our total operating data and the total operating data of each of our consolidated subsidiaries for each year, 2002 through 2006. As of December 31, 2006, our ownership percentages for the relevant companies were as follows: Condesa, 100%; Conenhua, 100%; Colquijirca, 61.42%; Chaupiloma, 60.0% and Cedimin, 100%.

      As of December 31, 2004, Minera Paula, which as of October 22, 2004 was 100% owned by us, was merged with and into Cedimin and is no longer a separate legal entity.

Yanacocha Selected Financial Information and Operating Data

      The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Yanacocha Financial Statements, which have been audited by Dongo-Soria Gaveglio y Asociados (a member firm of PricewaterhouseCoopers). The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP. Note 20 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, as well as a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended 2004, 2005 and 2006 and partners' equity as of December 31, 2005 and 2006. The operating data presented below, which is based on 100 percent of Yanacocha's production and reserves, is derived from Yanacocha's records and has not been subject to audit. The financial information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects--Yanacocha" and the Yanacocha Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

                                                                      As of and for the year ended December 31,
                                                              ---------------------------------------------------------
                                                                 2002        2003        2004        2005        2006
                                                              ---------   ---------   ---------   ---------   ---------
                                                                               (In thousands of US$)(1)
Income statement data:
U.S. GAAP
  Revenues ................................................     713,398   1,036,370   1,249,882   1,490,402   1,543,212
Costs and expenses:
  Costs applicable to sales ...............................    (312,980)   (377,214)   (450,825)   (507,806)   (515,883)
  Depreciation and depletion ..............................    (114,769)   (146,822)   (179,441)   (193,587)   (171,730)
  Exploration costs .......................................     (11,121)    (13,574)    (35,236)    (32,884)    (32,254)
  General and administrative costs ........................      (4,682)     (5,126)     (4,986)     (5,453)     (5,589)
  Other expenses ..........................................         160     (18,126)     (6,135)     (6,669)    (60,790)
Total operating expenses ..................................    (443,392)   (560,862)   (676,623)   (733,061)    786,246
Operating income ..........................................     270,006     443,541     573,259     757,341     756,966
Interest expense and other ................................      (7,473)     (1,055)     (1,392)      3,540       6,825
Pre-tax income ............................................     262,533     474,453     571,867     760,881     763,791
Income tax provision ......................................     (64,611)   (121,688)   (181,563)   (235,407)   (238,343)
Net income before cumulative effect of change in accounting
  principles ..............................................     197,922     352,765     390,304     525,474     525,448
Cumulative effect of change in accounting principle, net ..           0     (32,353)          0           0           0
                                                              ---------   ---------   ---------   ---------   ---------
Net income and comprehensive income .......................     197,922     320,412     390,304     525,474     525,448
                                                              ---------   ---------   ---------   ---------   ---------
Peruvian GAAP
Revenues(2) ...............................................     729,285   1,059,951   1,266,550   1,527,609   1,636,009
Operating income ..........................................     281,274     475,894     605,019     675,293     886,373
Net income ................................................     220,847     313,143     427,975     535,476     567,659
Balance sheet data:
U.S. GAAP
Total assets ..............................................   1,055,280   1,146,041   1,207,748   1,549,583   1,824,853
Total debt ................................................     114,954      67,356      37,316       3,160     200,000
Partners' equity ..........................................     680,458     700,870     811,174   1,156,648   1,196,409
Peruvian GAAP
Total assets ..............................................     868,992     974,630   1,091,571   1,473,255   1,823,480
Total debt ................................................     112,581      65,777      36,553       2,850     200,000
Partners' equity ..........................................     574,085     587,228     735,203   1,090,679   1,200,562
Operating data (unaudited):
Gold produced (oz.) .......................................   2,285,584   2,851,143   3,017,303   3,333,088   2,612,199
Gold proven and probable reserves (thousands of oz.) ......      32,605      31,709      32,257      32,620      29,327

----------
(1)   Except operating data.

(2) Under US GAAP, Yanacocha recognizes revenue when the price is determinable and upon delivery and transfer of title of gold to the customer. In addition, revenues from silver sales are credited to cost applicable to sales as a by-product credit. Under Peruvian GAAP, revenue, including gold and silver sales, is recognized, net of transportation and refining costs, when dore is delivered to the shipper.

Exchange Rates

      The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Nuevos Soles in U.S. Dollars for the period indicated, as published by the Superintendencia de Bancos y Seguros (Superintendent of Bank and Insurance, or the SBS). The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

                                 Exchange Rates
                            (Nuevos Soles per US$)(1)

Year            High(2)   Low(2)   Average(3)   Period end(4)
-------------   -------   ------   ----------   -------------
2002.........    3.644     3.433      3.517         3.514
2003.........    3.495     3.461      3.478         3.463
2004.........    3.499     3.277      3.413         3.277
2005.........    3.427     3.253      3.303         3.427
2006.........    3.355     3.194      3.264         3.194

2006            High(5)   Low(5)   Average(6)   Period end(7)
-------------   -------   ------   ----------   -------------
  December       3.216     3.194      3.205         3.194

2007
-------------
  January....    3.201     3.187      3.192         3.198
  February...    3.196     3.185      3.190         3.189
  March......    3.190     3.182      3.185         3.182
  April......    3.182     3.171      3.178         3.171
  May........    3.175     3.156      3.167         3.174

----------
(1)   Expressed in nominal (not inflation adjusted) Nuevos Soles.

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

(7) The exchange rate based on the offered rate on the last day of each relevant month. Source: SBS

      On June 22, 2007, the offered rate for Dollars as published by the SBS was S/.3.171 = US$1.00.

Capitalization and Indebtedness

      Not applicable.

Reasons for the Offer and Use of Proceeds

      Not applicable.

Risk Factors

Factors Relating to the Company

Dependence on Mining Exploration Agreements

      An integral part of our operations is the participation in mining exploration projects with experienced mining companies. Such projects benefit us by providing a source of outside funds for exploration of mining rights, giving us access to the holdings of outside parties without the risks and costs of outright acquisition. They also enable us to expand the scope of knowledge and experience of our senior management, geologists and engineers through increased contact with their counterparts from other organizations. We can be highly dependent upon our partners, co-venturers or other shareholders in a joint mining exploration project carrying out their obligations under the applicable joint mining exploration agreement or mining operating agreement. Such partners, co-venturers and other shareholders in a joint mining exploration venture may contribute capital to cover the expenses of the joint venture project or provide critical technological expertise and/or management and organizational expertise. See "Item 4. Information on the Company--Yanacocha--Overview" for a description of how we and Newmont Mining Corporation, a Delaware corporation, or Newmont Mining, have joined together to participate in Yanacocha and how Yanacocha is dependent upon Newmont Peru Limited, Peruvian Branch, or Newmont Peru, to provide management and other expertise to the Yanacocha project. If, however, a partner, a co-venturer or in certain cases another shareholder does not carry out its obligations under the applicable joint venture agreement, joint mining operating agreement, by-laws or shareholders agreement, the value of our investment in the joint mining exploration project could be adversely affected and we could incur significant expense in enforcing our rights or pursuing remedies. There can be no assurance that our current or future partners will fulfill their obligations under such agreements. See "Item 4. Information on the Company--Yanacocha" and "Item 4. Information on the Company--The Company--Business Overview--Exploration".

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

Prices of Gold, Silver and Copper

      Because our revenues are derived primarily from the sale of ore concentrates containing gold and silver, Yanacocha's revenues are derived primarily from the sale of gold and silver and Cerro Verde's revenues are derived primarily from copper sales, the prices we, Yanacocha and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, and our, Yanacocha's and Cerro Verde's earnings, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for and worldwide supply of gold, silver, copper and other metals; the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. Although we engage in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals, there can be no assurance that hedging activities will protect us from price fluctuations in such metals. In 2006, management decided to close out gold derivative contracts maintained as of December 31, 2005 and replace them with normal sales contracts. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 34 to the Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2006, see "Item 4. Information on the Company--The Company--Business Overview--Sales of Metal Concentrates". On December 29, 2006 and June 22, 2007, the morning fixing price for gold on the London Bullion Market was US$635.70 per ounce and US$652.00 per ounce, respectively. On December 29, 2006 and June 22, 2007, the afternoon fixing spot price of silver on the London market, or London Spot, was US$632.00 per ounce and US$652.82 per ounce, respectively. On December 29, 2006 and June 22, 2007, the London Metal Exchange Settlement price for copper was US$2.853 per pound and US$3.406 per pound, respectively.

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

      On June 24, 2004, the Peruvian Congress approved Law 28258 - Mining Royalties Law. This law established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from 1 to 3 percent over the value of mineral concentrates based on international market prices. As provided by Law No. 28969, effective since January 26, 2007, government tax agencies are responsible for the collection of mining royalties. See "Item 4. Information on the Company--The Company--Regulatory Framework--Mining Royalties". We made our first payment of the mining royalty pursuant to Law 28258 in 2004. Yanacocha and Cerro Verde were exempt from this payment pursuant to its Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. There can be no assurance that the Peruvian government will not impose additional mining royalties on us, Yanacocha or Cerro Verde in the future or that such mining royalties will not have an adverse effect on our, Yanacocha's or Cerro Verde's results of operations or financial condition.

      In addition, during 2006 Peruvian mining companies, represented by the Sociedad Nacional de Mineria, Petroleo y Energia, agreed to a mining payment equivalent to 3.75 percent of net income after taxes. The payment was negotiated with the Peruvian government and is intended to support government efforts to alleviate poverty. On December 21, 2006, the Peruvian Government issued Supreme Decree No. 071-2006-EM, which regulates the conditions under which the negotiated payment will be paid by Peruvian mining companies. The payment amounts to 3.75 percent of Peruvian net income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund. This payment is payable from 2006 through 2010, contingent on the price of gold.

      In the case of Sociedad Minera Cerro Verde S.A.A., or Cerro Verde, a negotiated payment agreement with the Peruvian Government was pending signature as of December 31, 2006. Under the terms of this agreement, a portion of the total payment (2.75%) would be covered with other payments previously committed. For the remaining portion (1%), Cerro Verde has not made any provision because its management considers that the related criteria to recognize a liability had not been met as of December 31, 2006. Cerro Verde's management considers that such criteria will be met upon signing the agreement with the Peruvian Government.

Environmental and other Regulatory Matters

      Our, Yanacocha's and Cerro Verde's exploration, mining and milling activities, as well our and Yanacocha's smelting and refining activities, are subject to a number of Peruvian laws and regulations, including environmental laws and regulations. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharges, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

      We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our, Yanacocha's and Cerro Verde's operations and require us, Yanacocha and Cerro Verde to make significant capital expenditures in the future. Although we believe we are substantially in compliance, and Yanacocha and Cerro Verde have advised us that Yanacocha and Cerro Verde are substantially in compliance, with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not have an adverse effect on our, Yanacocha's or Cerro Verde's business or results of operations. See "Item 4. Information on the Company--The Company--Regulatory Framework--Environmental Matters" and "--Permits" and "Item 4. Information on the Company--Yanacocha--Regulation, Permitting and Environmental Matters".

Hedging

      Since 2003, we have been modifying the terms of certain derivative instruments in order to qualify them as normal sales contracts. In October 2004, our Board of Directors issued a mandate not to enter into new hedging transactions. At December 31, 2005, we were engaged in gold price hedging activities, such as forward sales and put/call options, from derivative contracts executed prior to 1999. In March 2006, we closed out all our outstanding gold derivative contracts as of December 31, 2005 and replaced them with normal sales contracts. On January 15, 2007, we transferred 208,000 gold ounces that had been committed for 2007 and 108,000 gold ounces that had been committed for 2008 to 2012, without any cash disbursement. On March 9, 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on determined commitments for a total of 483,000 gold ounces scheduled for delivery from 2008 to 2012, which required us to make aggregate payments of US$144.99 million. Additionally, on May 15 and May 25, 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on all of our 2007, 2008 and 2009 gold commitments for a total of 488,000 gold ounces, which required us to make aggregate payments of US$170.70 million. After these transactions we will continue delivering physical gold as scheduled but will receive the prevailing market price at the time. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 38 to the Financial Statements.

      Yanacocha and Cerro Verde have not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold or copper. No assurance can be given, however, that Yanacocha or Cerro Verde will not enter into hedging transactions in the future or that such transactions, if entered into, will have the desired effect.

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

      Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start up phase. Yanacocha and Cerro Verde, used US$500 per ounce of gold and US$1.05 per pound of copper to calculate their gold and copper reserves, respectively, as of December 31, 2006; however, we use a fixed price of US$446 per ounce of gold and a three-year average historic price of US$8.50 per ounce of silver (US$6.50 per ounce for El Brocal) to calculate our proven and probable ore reserves due to the fact that most of our gold sales contracts consider fixed prices.

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

      Yanacocha expects production to decrease by approximately 40 percent in 2007 as compared to 2006, and costs applicable to sales are expected to increase by approximately 72 percent. As a result, net income is expected to decrease by approximately 82 percent in 2007 as compared to 2006 net income.

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

Reserves Estimates

      The proven and probable ore reserve figures presented in this Annual Report are our, Yanacocha's and Cerro Verde's estimates, and there can be no assurance that the level of recovery of gold, silver, copper and certain other metals will be realized. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, silver and other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect our or Yanacocha's profitability in any particular accounting period. See "Item 4. Information on the Company--Property, Plants and Equipment--The Company's Property--Reserves" and "Item 4. Information on the Company--Property, Plants and Equipment--Yanacocha's Properties--Reserves".

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

Industry Risks

      The business of mining, smelting and refining gold, silver, copper and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes. Such occurrences could result in damage to, or destruction of, mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We, Yanacocha and Cerro Verde each maintain insurance against risks that are typical in the mining industry in Peru and in amounts that we and Yanacocha believe to be adequate but which may not provide adequate coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or Yanacocha or to other companies within the industry.

Labor Matters

               Prior to April 30, 2007, we had not experienced any strikes during the past five years. On April 30, 2007, we experienced a 5-day labor stoppage at the Uchucchacua mine, which coincided with a strike called by the national mining and metallurgical union. There can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future. In February 2004, Yanacocha entered into its first collective bargaining agreement with Workers' Union of Minera Yanacocha S.R.L., or the Union, which was created and registered before the Peruvian Labor Ministry on December 9, 2003. This collective bargaining agreement expired in February 2007 and Yanacocha is currently negotiating a new agreement. Yanacocha has informed us that it considers its relations with its employees to be good. However, a small percentage of Union members engaged in a three-day strike in April 2006, despite the fact that the collective bargaining agreement had not yet expired. The strike did not have any material impact on Yanacocha's operations; nevertheless there can be no assurance that Yanacocha will not experience other strikes or labor-related work stoppages that could have a material adverse effect on its operations or its operating results. See "Item 6. Directors, Senior Management and Employees--Employees" and "Item 4. Information on the Company--Yanacocha--Employees".

Political and Social Perception

      Our and Yanacocha's exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests, including community protests at our La Zanja project, a roadblock in protest of drilling activities at Yanacocha's Cerro Quilish mine and a roadblock carried out by members of the Combayo community. In September 2004, due to the incidents at Cerro Quilish, Yanacocha suspended all drilling activities at this mine. In December 2004, Yanacocha removed the Cerro Quilish gold deposit from its proven and probable reserves. See "Item 4. Information on the Company--The Company--History and Development--Joint Venture Exploration Projects--La Zanja" and "Item 4. Information on the Company--Yanacocha--Legal Proceedings". There can be no assurance that these incidents will not continue, or that similar incidents will not occur, or that the continuation or intensification of community protests would not adversely affect our or Yanacocha's exploration and production activities or our or Yanacocha's results of operations or financial condition.

Investment Company Act

      We own a 43.65 percent partnership interest in Yanacocha and an 18.50 percent equity interest in Cerro Verde. These interests may constitute "investment securities" for purposes of the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act.

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

Factors Relating to Peru

Exposure to Peruvian Political Risk

      All of our, Yanacocha's and Cerro Verde's operations are conducted in Peru. Accordingly, our, Yanacocha's and Cerro Verde's business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru.

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

      At the elections held on April 9, 2006, no presidential candidate received the required 50 percent or more of the votes. As a result, a second round election between the top two presidential candidates, Ollanta Humala Tasso from the Partido Union por el Peru, or the UPP, and Alan Garcia Perez of the Partido Alianza Popular Revolucionaria, or APRA, was held on June 4, 2006. Alan Garcia Perez was elected, but he has no majority in Congress. The new government has continued the economic policies of its predecessor.

Risks of Inflation, Reduced Economic Growth and Currency Devaluation

      Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by INEI, has fallen from a high of 7,649.7 percent in 1990 to 1.5 percent in 2002, 2.5 percent in 2003, 3.5 percent in 2004, 1.5 percent in 2005 and 1.1 percent in 2006. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to 2.0 percent in 2002, 1.5 percent in 2003, 5.2 percent in 2004, 4.5 percent in 2005 and 6.9 percent in 2006. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and American Depositary Shares, or ADSs, could be affected. Although the Peruvian government's stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

      Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru's foreign reserves at December 31, 2006 were US$17.6 billion as compared to US$14.1 billion at December 31, 2005. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See "Item 3. Key Information--Exchange Rates".

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

Corporate Disclosure and Accounting Standards

      We prepare our financial statements using Peruvian GAAP, which differs in certain material respects from U.S. GAAP. Thus, the presentation of Peruvian financial statements and reported earnings may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP. See Note 39 to the Financial Statements for a description of the significant differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 40 for a reconciliation to U.S. GAAP of our net income and shareholders' equity for the period included therein. In addition, as a foreign private issuer in the United States, we have less intensive reporting requirements and information regarding us may not be as readily disseminated into the market.

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

Factors Relating to the Common Shares and ADSs

Voting Rights; Effective Control by Principal Shareholders

      The aggregate percentage of the economic interest of our outstanding share capital held by Alberto Benavides de la Quintana, our Chairman and former Chief Executive Officer, and certain members of his immediate and extended family and their spouses, or the Benavides Family, as of April 30, 2007, was 27.3 percent. Because of the significant ownership interest the Benavides Family holds in common shares and because the Investment Shares held by others do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has a significant influence over the outcome of substantially all matters to be decided by a vote of shareholders. In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among us, The Bank of New York, as depositary, or the Depositary, and the owners and beneficial owners of ADSs, or the Amended and Restated Deposit Agreement, relating to our ADSs, if holders of ADSs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by us, which will likely be Alberto Benavides de la Quintana, a discretionary proxy to vote such shares, unless we inform the Depositary that we do not wish such proxy to be given.

Fewer and Less Well Defined Shareholders' Rights

      Our shareholders have fewer and less well-defined rights under applicable Peruvian law than they might have as shareholders of a corporation incorporated in a jurisdiction of the United States or certain other countries.

Shares Eligible for Future Sale

      Sales of a substantial number of our shares by Alberto Benavides de la Quintana and certain other members of the Benavides Family could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of our share capital by our shareholders, including the Benavides Family. Furthermore, under the Ley General de Sociedades Peruana, or Peruvian Companies Law, any restriction on the free sale of shares in a sociedad anonima abierta (open stock company) such as we are, is null and void.

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

ITEM 4. Information on the Company

                                   THE COMPANY

History and Development

Overview

      We are Peru's largest publicly-traded precious metals company, and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals, in Peru. We currently operate the Julcani, Recuperada, Orcopampa, Uchucchacua, Antapite and Ishihuinca mines and have controlling interests in two other mining companies which operate the Colquijirca, and Shila-Paula mines. Effective March 2001, we temporarily suspended operations and discontinued exploration efforts at the Recuperada mine. In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in ore reserves as well as the rising price of metals and in February 2006 we initiated mining operations.

      On August 22, 2006, we purchased approximately 22 percent of the outstanding shares of Inversiones Mineras del Sur, or Inminsur, from minority shareholders. As a result of this transaction, we currently hold a 100% controlling interest in Inminsur. In December 2006, Inminsur merged with and into us.

      In addition, as of January 1, 2005, the operating data from the Paula mine has been consolidated with the operating data from the Shila mine and after such date is referred to herein as the Shila-Paula mine. We also own an electric power transmission company and an engineering services consulting company and have minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America's largest gold mine, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. In 2006, the Julcani, Recuperada, Uchucchacua, Orcopampa, Antapite, Colquijirca, Ishihuinca and Shila-Paula mines produced 405,383 ounces of gold, 22,179,552 ounces of silver and 80,686 short tons of metallic zinc. Yanacocha produced 2,612,199 ounces of gold and 3,656,452 ounces of silver and Cerro Verde produced 110,863 short tons of copper. Our equity share of production in 2006 was 1,546,000 ounces of gold, 17,027,000 ounces of silver, 33,000 short tons of metallic zinc and 20,509 short tons of copper, including 1,140,000 ounces of gold and 1,596,000 ounces of silver for Yanacocha and 20,509 short tons of copper for Cerro Verde. For the year ended December 31, 2006, our net sales were US$548.1 million and our net income was US$428.1 million.

      Compania de Minas Buenaventura S.A.A., a sociedad anonima abierta (open stock company) under the laws of Peru, was originally established in 1953 as a sociedad anonima (company) under the laws of Peru, and currently operates under the laws of Peru. Our registered office is located at Carlos Villaran 790, Santa Catalina, Lima 13, Peru, telephone no. 5-11-419-2538. Our Internet Website address is http://www.buenaventura.com. The information on our website is not a part of, and is not incorporated into, this document.

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

      Following a sharp increase in silver prices, which peaked in 1980, we initiated a program to explore for gold and, to a lesser extent, other metals in Peru to reduce our dependence on silver, since we believed the high price of silver could not be sustained. Faced with declining silver prices throughout the 1980s, we expanded silver output to reduce cash flow while at the same time continuing our exploration efforts for other metals. Exploration of gold anomalies in the Yanacocha district began in 1983 and an expansion of the Orcopampa mine, which had operated since 1967 as a silver-producing mine, to enable us to explore newly-discovered gold veins began in 1984 and was concluded in 1999. In 2002, after an intense exploration program of the Orcopampa mine, gold production was commenced in the Chipmo area. New gold mining operations commenced at the Ishihuinca mine in the early 1980s and at the Antapite mine in 2001.

      Since the late 1980s, we have continued our efforts to decrease our exposure to silver price fluctuations and have pursued a plan to increase overall precious metals production and production efficiency. We have continued to expand our mineral reserves through the implementation of property acquisition and intensive exploration programs designed to increase reserves and production of gold. As part of this strategy, we acquired an equity interest in Yanacocha and conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at the Orcopampa, Shila, Ishihuinca and Antapite mines. These initiatives have transformed us from primarily a silver producer into primarily a gold producer, based on allocated revenue. In 2006, gold, silver and other metals accounted for 63 percent, 16 percent and 21 percent, respectively, of our equity share of production value in our consolidated subsidiaries, Yanacocha and Cerro Verde.

      On January 14, 1992, we, through our 100 percent owned subsidiary, Compania Minera Condesa S.A., or Condesa, together with Newmont Second Capital Corporation, or Newmont Second, a wholly owned subsidiary of Newmont Mining, and Societe d'Etudes, de Recherches et d'Exploitations Minieres, or Serem, a wholly owned subsidiary of the Bureau de Recherches Geologiques et Minieres, or BRGM, the geological and mining bureau of the French government, formed Yanacocha to continue exploration of the deposits at a mining site in the Cajamarca area. At that time, Yanacocha was 38 percent owned by Newmont Second, 24.7 percent owned by Serem, 32.3 percent owned by Condesa and 5 percent owned by The International Finance Corporation, or IFC, the branch of the World Bank that promotes private investments. As of May 31, 2007, we had increased our participation in Yanacocha to 43.65 percent, and Newmont Second had increased its participation in Yanacocha to 51.35 percent, with IFC continuing to own 5 percent.

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

      On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares for US$154.9 million, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent. Freeport-McMoran Copper & Gold Inc. maintains a majority interest in Cerro Verde. See "--Intermediate Holding Companies; Subsidiaries and Equity Participations--Sociedad Minera Cerro Verde S.A.A." As of March 2007, Cerro Verde was 53.56 percent owned by Cyprus Climax Metals Company, a subsidiary of Freeport-McMoran Copper & Gold Inc., 21 percent owned by SMM Cerro Verde Netherlands B.V. and 18.50 percent owned by us.

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

Business Strategy

      Our strategy is to strengthen our position as one of Peru's leading gold and silver mining companies by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont, Minera ABX Exploraciones S.A., or Barrick, Gold Fields Peru S.A., or Gold Fields, Southern Copper Corporation, or SCC, Phelps Dodge Corporation, or Phelps Dodge, and Teck Cominco Peru S.A., or Teck Cominco. Further, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

      We view an active exploration program as our primary means to obtain new reserves. As of May 2007, through an intensive exploration program, we hold, either directly or in conjunction with exploration partners, 503,068 hectares of mining rights, excluding an additional 338,864 hectares in mining properties which consolidate production units, making us a major holder of mining rights in Peru.

      During 2006 we spent approximately US$35.2 million on "greenfield" and "brownfield" exploration-related investments in Peru. Our "greenfield" investments focused on the following exploration projects: El Faique, Los Pircos, La Zanja, Colquirrumi, Tantahuatay, Cordillera Oriental, Pampa Andino, Huancavelica, Tinyaclla, El Milagro, Minasnioc, Hueso Sur, Trapiche, Altiplano, Arenizo and Argentina. In 2007, we intend to concentrate on the El Faique, La Zanja, Tantahuatay, Colquirrumi, Llillinta, Huancavelica, El Milagro, Breapampa, Trapiche, Altiplano and Argentina exploration projects with a budget of approximately US$22.8 million. The 2006 exploration program was financed by internal funds as well as a US$3.7 million contribution by Newmont Peru S.R.L., SCC, Gold Fields and Phelps Dodge. Our "brownfield" investments focused on the following exploration projects: Poracota, Soras, Pozo Rico, Mallay, Anamaray, Layo and Shila-Paula. In 2007 we intend to invest US$7.5 million in the Mallay, Anamaray, Soras, Layo, Umachulco-Manto N and Shila-Paula brownfield exploration projects.

Participation in Mining Exploration Agreements

      In addition to managing and operating precious metals mines, we participate in mining exploration agreements with mining partners to reduce risks, gain exposure to new technologies and diversify revenues to include other metals. See "--Business Overview--Exploration". We believe that maintaining our focus on mining operations complements our partnership strategy because the engineering and geological expertise gained from such operations enhances our ability to participate in and contribute to those projects.

Capital Expenditures

      Our capital expenditures in the past three years have related principally to the acquisition of new mining properties, increasing our participation in the Cerro Verde mine, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration are not included herein and are discussed separately in "--Business Overview--Exploration". Set forth below is information concerning capital expenditures incurred by us in respect of each of our principal operating mines and by category of expenditure:

                            Year Ended December 31,
                     -----------------------------------
                        2004         2005         2006
                     ---------    ---------    ---------
                                (in thousands)

Julcani...........   US$    22    US$   133    US$   802
Uchucchacua (a)...       2,418        6,610       13,560
Orcopampa(b)......       6,391        3,122       13,649
Recuperada........          94          122          939
Ishihuinca........         641          229          154
Shila(c)..........          39          427*       1,385
Paula                      579           --           --
Colquijirca(d)....       4,328        3,222       15,362
Antapite..........       5,496          899        5,440
Conenhua..........       7,624          137          537
                     ---------    ---------    ---------
  Total...........   US$27,632    US$14,904(e) US$51,828
                     ---------    ---------    ---------

                                    Year Ended December 31,
                             -----------------------------------
                                2004         2005         2006
                             ---------    ---------    ---------
                                        (in thousands)

Machinery and equipment...   US$ 8,756    US $1,796        2,634
Infrastructure............       3,710        4,836       20,998
Mining....................       3,073        2,609        5,856
Milling(b)................      10,208        4,713       17,594
Transportation............         339          200          999
Communications............         427          136          205
Environmental.............         903           22           20
Other.....................         215          532        3,522
                             ---------    ---------    ---------
Total.....................   US$27,632    US$14,904(e) US$51,828
                             ---------    ---------    ---------

----------
(a) For 2006, includes US$7.7 million for the construction of the sulfide and oxide cyanidation plant and US$1.4 million for the excavation of the Carmen and Socorro mines.

(b) For 2006, includes US$4.4 million for the expansion of the treatment plant and US$9.8 million for the excavation of the Nazareno and Prometida mines.

(c) As of January 1, 2005, Paula's operating data has been consolidated with Shila's operating data.

(d) For 2006, includes US$5.3 million for the construction of a copper treatment plant and US$4.6 million for the construction of two dams for the copper and lead-zinc plant tailings.

(e) Excludes US$4.5 million of goodwill incurred in connection with the acquisition of shares of El Brocal and Poracota.

      We financed our capital expenditures in 2004, 2005 and 2006 with internally-generated funds.

      We have budgeted approximately US$67.9 million and US$80.7 million for capital expenditures in 2007 and 2008, respectively. Exploration expenses in non-operating units are expected to be US$28.0 million and US$20.0 million in 2007 and 2008, respectively. To fund our planned capital expenditures program, we plan to use internally-generated funds. See "Item 5. Operating and Financial Review and Prospects--The Company--Liquidity and Capital Resources".

      Our ongoing projects include (i) the deepening of the Carmen and Socorro mines at Uchucchacua, which includes the construction of ramp 760 at the Carmen mine, the construction of ramp 626 at the Socorro mine and the deepening of the master shaft at the Carmen mine, (ii) the deepening of the Nazareno and Prometida mines and the Prometida auxiliary shaft at Orcopampa and (iii) the expansion of a tailing dam to increase capacity at the Orcopampa and Antapite mines. During 2008, we expect that our principal capital expenditures will relate to the construction of the Poracota plant.

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

Business Overview

Production

      We principally produce refined gold and different types of metal concentrates that we distribute and sell internationally, including silver-lead concentrate, silver-gold concentrate, zinc concentrate and lead-gold-copper concentrate. The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Recuperada (which resumed operations in February 2006), Ishihuinca, Paula (as of January 1, 2005, Paula's operating data has been consolidated with Shila's operating data), Colquijirca and Shila mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine's production.

                          Year Ended December 31,
                   ------------------------------------
                      2004         2005         2006
                   ----------   ----------   ----------
Gold (oz.)(1)...      357,562      388,042      405,383
Silver (oz.)....   15,095,562   16,429,816   22,179,552
Zinc (ST)(2)....       70,925       69,550       80,686
Lead (ST).......       35,965       35,619       44,436
Copper (ST).....          169          280          141

----------
(1)   Throughout this Annual Report, "oz" refers to troy ounces of a fineness of
      999.9 parts per 1,000, equal to 31.0134 grams.

(2) Throughout this Annual Report, "ST" refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

      We view exploration as our primary means of generating growth value for shareholders and typically maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. We currently hold, either directly or in conjunction with exploration partners, 503,068 hectares of mining rights as part of our exploration program; this figure excludes an additional 338,864 hectares in mining properties which are involved in consolidating production units. We invested approximately US$35.2 million in exploration for Mineralized Material not in Reserve, or NRM, during 2006, including 49,992 meters of exploratory diamond drilling and 5,393 meters of exploratory underground workings in the La Zanja, Tantahuatay, Los Pircos, Mallay, Pampa Andino, Hueso Sur, Tinyaclla, El Milagro, Trapiche, Poracota and Soras projects. In addition, our exploration partners invested US$3.5 million in the Tantahuatay, La Zanja, Hualgayoc and Cordillera Negra prospects.

      In 2007, we expect to invest a minimum of approximately US$42.9 million in greenfield and brownfield exploration activities. All exploration programs at our principal mines are individual and expressed as part of mine cost structure. Exploration expenditures include all of the costs associated with manpower and activities such as geologists, contractors, engineering, drilling equipment, metallurgical testing and economic feasibility studies. Management of the exploration division prepares programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to finance each particular exploration activity considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high geological expectation as decided by management. We also allocate non-budgeted amounts over the course of the year to new projects based on our needs and our geologists' periodic evaluations of the progress of each opportunity and its potential for further exploration activities.

      An integral part of our exploration program is the participation in mining exploration agreements with affiliates of experienced mining companies, including Newmont Peru S.R.L., Barrick, SCC, Teck Cominco, Phelps Dodge and Gold Fields. The benefits of these joint exploration projects include greater investment in the exploration of our mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers. In these mining exploration agreements, we may be the designated operator, an equity participant, the manager or a combination of these and other functions.

      We do not generally conduct significant research and development activities other than investments in exploration as described herein. Nevertheless, we have provided funding for university-based research and training of geological staff, with the objective of improving the appraisal of our properties, presently carried out at the Mineral Deposit Research Unit, University of British Columbia, with research on mineral zoning at Uchucchacua, and at the Research School of Earth Sciences, Western Australian University, with research on the Nazareno vein at Orcopampa, and at the Universidad Politecnica de Madrid, with research on regional distribution of copper deposits in northern Peru. In addition, we have three geologists studying to receive their M.Sc. degree in the Red DESIR program promoted by the Universidad Politecnica de Madrid in Lima, which is funded by the European Union and supported by the Universidad Nacional Mayor de San Marcos and the Universidad Nacional de Ingenieria.

     The following table lists our current greenfield exploration projects, our effective participation in each project, our partners with respect to each project, the total hectares as of May 10, 2007, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2004, 2005 and 2006.

                                                                                           Total         Total         Total
                                                                                        Exploration   Exploration   Exploration
                             Company's                                                  Expenditures  Expenditures  Expenditures
        Exploration          Effective     Principal   Property                            During        During        During
       Projects(1)(2)      Participation    Partners   Hectares                             2004          2005          2006
-------------------------  -------------  -----------  --------         Observed        ------------  ------------  ------------
                                      at December 31, 2006           Mineralization     Total BVN'S   Total BVN'S   Total BVN'S
                           ------------------------------------  ---------------------  ----- -----   ----- -----   ----- -----
Joint Venture Projects:
  Hualgayoc..............      50.00%     Gold Fields   13,248   Silver, zinc & lead     0.38  0.38    0.86  0.21    0.88  0.17
  La Zanja(3)............      53.06%     Newmont       32,070   Gold & copper           5.84  3.10    2.64  1.40    3.65  1.94
  Minasnioc(6)...........      60.00%     Barrick       23,600   Gold & silver           0.95  0.21    0.86  0.86    0.43  0.43
  Hueso Sur                    60.00%     Barrick       11,500   Gold & silver           0.00  0.00    0.00  0.00    0.36  0.36
  Patagonia(7)...........       0.00%     None               0   Gold & silver           0.45  0.45    0.00  0.00    0.00  0.00
  Puquio.................      40.00%     Gold Fields        0   Gold & silver           1.03  0.12    0.70  0.20    0.11  0.11
  Santa Marina...........      51.00%     Rio Narcea         0   Gold & copper           0.02  0.02    0.25  0.25    0.10  0.10
  Aguas Verdes ..........      20.00%     Penoles        2,000   Copper                  0.71  0.15    0.02  0.01    0.00  0.00
  Tantahuatay...........       40.00%     SCC, Espro    17,722   Gold & copper           1.08  0.61    1.55  0.62    3.96  2.21
Company's Projects:
  Altiplano Peru.........     100.00%     None           7,200   Gold & silver           0.38  0.38    0.19  0.19    0.07  0.07
  Cofradia...............     100.00%     None           2,100   Gold & silver           0.00  0.00    0.52  0.52    0.00  0.00
  Cordillera Oriental....     100.00%     None           4,900   Gold & silver           0.00  0.00    0.13  0.13    0.18  0.18
  El Faique..............     100.00%     None          87,341   Copper, zinc & gold     0.00  0.00    1.62  1.62    0.75  0.75
  El Milagro                  100.00%     None          13,400   Zinc, silver, lead      0.00  0.00    0.00  0.00    2.06  2.06
  Huancavelica...........     100.00%     None          47,823   Lead, silver & zinc     0.47  0.47    0.56  0.56    0.64  0.64
  Los Pircos(5)..........     100.00%     None          36,776   Gold & silver           0.38  0.38    0.99  0.99    3.48  3.48
  Pampa Andino...........     100.00%     None          18,900   Gold & silver           1.08  1.08    1.35  1.35    0.99  0.99
  Tinyaclla                   100.00%     None           2,576   Copper, zinc, gold      0.00  0.00    0.00  0.00    4.47  4.47
  Trapiche...............     100.00%     None          14,200   Copper & molybdenum     0.04  0.04    0.91  0.91    1.92  1.92
  Oyotun.................     100.00%     None          11,400   Zinc, copper & silver   0.04  0.04    0.24  0.24    0.03  0.03
  Arenizo................     100.00%     None           2,916   Gold                    1.30  1.30    1.03  1.03    0.00  0.00
  Cedimin(8).............     100.00%     None          51,649   Gold, silver & copper   0.31  0.31    0.00  0.00    0.00  0.00
  Others(9)..............     100.00%     None          24,553   Polymetallic            1.62  1.62    1.68  1.68    0.65  0.65
                                                       -------                          ----- -----   ----- -----   ----- -----
                                                       425,874                          16.08 10.66   16.10 12.77   24.73 20.56
                                                       =======                          ===== =====   ===== =====   ===== =====

----------
(1) The table does not include projects abandoned by us, consolidated mining units or those placed on hold prior to 2003.

(2) In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.

(3) On December 31, 2003, Newmont Peru's interest in the project was diluted to 46.94 percent.

(4)   On March 11, 2004, BHP-B decided to withdraw from the project.

(5)   On March 25, 2004, Meridian Peru SAC decided to withdraw from the project.

(6)   We are in the process of closing the project.

(7)   In August 2004, we withdrew from the project.

(8)   Includes Crucero, Leonor and others (excludes Shila-Paula).

(9)   Includes generative exploration in new areas.

      The following table lists our current brownfield exploration projects, our effective participation in each project, the total hectares as of May 10, 2007, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2004, 2005 and 2006.

                                                                                           Total         Total         Total
                                                                                        Exploration   Exploration   Exploration
                             Company's                                                  Expenditures  Expenditures  Expenditures
        Exploration          Effective     Principal   Property                            During        During        During
       Projects(1)(2)      Participation    Partners   Hectares                             2004          2005          2006
-------------------------  -------------  -----------  --------         Observed        ------------  ------------  ------------
                                   at December 31, 2006              Mineralization     Total BVN'S   Total BVN'S   Total BVN'S
                           ------------------------------------  ---------------------  ----- -----   ----- -----   ----- -----
Brownfield Projects:
  Pozo Rico..............     100.00%     None          3,377    Silver, lead & zinc    0.00  0.00     2.48  2.48    2.86  2.86
  Anamaray...............     100.00%     None          6,952    Zinc, lead & silver    0.00  0.00     0.24  0.24    0.34  0.34
  Mallay.................     100.00%     None          2,250    Silver, lead & zinc    0.00  0.00     0.63  0.63    1.92  1.92
  Julcani................     100.00%     None            580    Silver                 0.00  0.00     0.00  0.00    0.20  0.20
  Hatun Orco.............     100.00%     None         20,700    Gold & silver          1.18  1.18     0.08  0.08    2.40  2.40
  Poracota...............     100.00%     None          6,674    Gold                   2.45  2.45     7.70  7.70    7.87  7.87
  Soras..................     100.00%     None         22,322    Gold, silver & copper  0.14  0.14     0.42  0.42    0.77  0.77
  Layo...................     100.00%     None            737    Gold, silver & copper  0.00  0.00     2.23  2.23    5.17  5.17
  Umachulco-Manto N......     100.00%     None            474    Gold & silver          0.00  0.00     0.00  0.00    0.23  0.23
  Shila-Paula............     100.00%     None         13,708    Gold & silver          0.00  0.00     0.77  0.77    1.72  1.72
                                                       ------                           ----  ----    ----- -----   ----- -----
                                                       77,774                           3.77  3.77    14.55 14.55   23.48 23.48
                                                       ------                           ----  ----    ----- -----   ----- -----

      The following is a brief summary of current greenfield and brownfield exploration activities conducted by us directly and through joint exploration agreements that are believed to represent the best prospects for the discovery of new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Non-reserve mineralization has been included in our 2006 Annual Report from the Los Pircos, La Zanja, Tantahuatay, Hatun Orcco, Pampa Andino, El Milagro, Trapiche and Poracota exploration projects. Set forth below is a map of all our exploration activities in Peru as of December 31, 2006:

                                [GRAPHIC OMITTED]

Greenfield Exploration Projects

      Hualgayoc. Hualgayoc is a silver, zinc and lead exploration project, with copper (moly-gold) potential, owned by Consolidada de Hualgayoc S.A., which is owned 50% by Compania Minera Colquirrumi S.A. and 50% by Goldfields La Cima S.A., a wholly-owned subsidiary of Gold Fields. Consisting of 13,248 hectares, the project is located in the Hualgayoc district, Cajamarca region, and commenced operations in March 2007 with exploration for copper, gold, zinc and lead ore. Since 1991, Colquirrumi stopped mining and mineral exploration programs. On April 20, 2004, a capital increase, through the creation of Series A Common Shares and Series B Common Shares, was authorized at an extraordinary shareholders meeting. The Series A Common Shares and Series B Common Shares receive 90 percent and 10 percent, respectively, of the profits or losses of Colquirrumi. As of May 28, 2004, we are the sole shareholder of the Series A Common Shares and hold a 99.99 percent interest in Colquirrumi. On February 24, 2005, we signed an agreement with Gold Fields to explore the Hualgayoc district, including certain areas within the Colquirrumi project. During 2005, Gold Fields invested US$0.65 million to drill 2,474 meters in eight holes. Low grade copper-gold mineralization of porphyry style was found in the Cerro Jesus, Lola and Quijote areas. In 2006, Gold Fields invested US$0.71 million to drill 1,941 meters in the Jose and Lola areas. In 2007, we will invest US$1.5 million in 2,040 meters of underground workings to generate silver, lead and zinc reserves. In addition, Gold Fields will conduct superficial exploration efforts centered on porphyry gold-copper targets, including 6,000 meters of diamond drilling in two targets, with a budget of US$1.5 million.

      La Zanja. Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca city. Originally, the La Zanja project was part of the Northern Peru joint mining exploration project, which was 35 percent owned by us and 65 percent owned by Newmont Peru. We executed a carve-out agreement with Newmont Peru on August 1, 2000, providing for the eventual dilution of Newmont Peru's interest in the project. The project, which is operated by us, consists of the San Pedro Sur and Pampa Verde superficial gold and silver oxide deposits, amenable to low-strip open pits and heap-leach operation. NRM is 18.8 million metric tons with an average grade of 1.1 grams per ton of gold. We have started to test for deep sulfide ore potential in other prospects within the property. During 2003, we acquired an additional 910 hectares of surface rights, conducted an airborne electromagnetic survey of 30,000 hectares, and conducted a drilling campaign at the Pampa Verde oxide-gold deposit, the Alcaparrosa prospect and the San Pedro Norte deposit. During 2004, we invested US$5.8 million in the La Zanja project to conduct metallurgical and feasibility studies, to drill 4,504 meters at the Pampa Verde deposit, 2,933 meters at the Turmalina prospect, 1,113 meters at the Campana prospect, 1,194 meters at the San Pedro Sur deposit, 458 meters at the Pampa Verde Sur prospect and 190 meters at the C(0) Buitre prospect, and to conduct 3,268 meters of sterilization drilling in the Pampa Bramadero area. As of December 31, 2005, we own a 53.06 percent interest in La Zanja and Newmont Peru's interest was diluted to 46.94 percent. Newmont Peru elected to maintain a
46.94 percent interest in La Zanja for 2003, 2004 and 2005. On November 16, 2004, during a protest at the La Zanja project, a warehouse was set on fire, which resulted in the loss of 25 km of drill cores that were stored in the warehouse. As a result, in 2005 we downgraded reserves to NRM. In addition, we invested a total of US$2.6 million to address social issues and to conduct 18,050 meters of geophysical surveys and to drill 1,674 meters at the Cerro La Zanja deep sulfide prospect. We drill-tested a transition zone between a porphyry copper to an epithermal gold system. In 2005, surface rock sampling at the Turmalina prospect identified a new oxide-related gold occurrence with an average content of 0.42 grams per ton of gold. In 2006, we invested US$3.6 million on a 2,942 meter drilling campaign at the deep copper-gold sulfide deposit at the Cerro La Zanja prospect, a 2,064 meter drilling campaign at the gold oxide deposit at the Cerro La Zanja prospect and a 7,679 meter drilling campaign at the superficial oxide gold Turmalina prospect, an extension of San Pedro Sur. We have increased the geological resources in oxides at the Turmalina prospect, where 11.8 million metric tons with an average grade of 0.72 grams per ton of gold have been indicated by systematic diamond drilling. We are currently completing bottle roll tests and will provide a new cone for these oxide gold deposits. In 2007, we plan to invest US$1.5 million to maintain the property and complete an environmental impact study.

      Los Pircos. The Los Pircos project was originally a joint mining exploration project with Meridian Gold Company, or MDG. Consisting of 11,808 hectares, the project is located east of Chiclayo in the Western Cordillera of Cajamarca, approximately 690 kilometers northwest of the city of Lima. During 2003, MDG conducted 5,073 meters of diamond drilling of the Diana, Maribel, Juana Sofia, Milagros, Andrea and Rosa Victoria veins and Lucero area, and an 18.5-kilometer electromagnetic survey of the Los Pircos vein system to define vein continuity at depth. On March 25, 2004, MDG withdrew from the project and, since that time, we have operated the project with the primary objective of exploring precious metal veins of epithermal character. To date, we have located, mapped and sampled five principal veins, which have shown strong anomalous gold and silver values. The principal vein, the Diana vein, has a 380-meter long central section with average widths of 2.10 meters and outcropping average grades of 8 grams per ton of gold and 300 grams per ton of silver. First pass drilling with a total 3,566 meters in 2002 over the Diana vein system showed mineralization of 203,680 metric tons at 18.3 grams per ton of gold and 17.4 ounces per ton of silver in veins with an average thickness of two meters. During 2004, we focused on renewing our surface rights permits and negotiated a three-year agreement with the Santa Rosa de Sexi and Corral Viejo neighborhoods, which was signed in April 2005, to ensure the continuation of our exploration activities at the Diana and Maribel veins. In 2006, we drove two crosscuts into the Diana vein system at levels of 2,000 meters and 2,050 meters, totaling 2,450 meters of underground workings at a cost of US$3.5 million. We generated 211,374 metric tons of high-grade gold and silver NRM with an average grade of 15.7 grams per ton of gold and 319 grams per ton of silver. No further exploration efforts for Los Pircos project have been scheduled in 2007. We plan to seek a suitable partner to continue exploration of the property.

      Hueso Sur Project. The Hueso Sur project is a joint venture with Barrick and is operated by us. The Hueso Sur project encompasses 11,500 hectares located in the Huancavelica region, adjacent to the Minasnioc project and 25 km east of the Antapite mine. It consists of epithermal high sulfidation breccias and structures in volcaniclastic rocks of the Castrovirreyna formation. During 2006, we invested US$0.36 million in this project to conduct a diamond drilling campaign, which returned negative results. We will not conduct further exploration activities in this project in 2007.

      Minasnioc. The Minasnioc project is a joint mining exploration project with Barrick and Compania Minera Ares S.A.C., a company owned by the Hochschild Group, or MHC. In August 2004, Barrick withdrew as operator of the Minasnioc project and since that date, we have been the operator of the project. In addition, MHC withdrew from the project in 2004. We currently have a 60 percent interest in the project. The Minasnioc project encompasses 23,600 hectares of high sulfidation epithermal terrain located in southern Peru, in the Huancavelica region, 310 kilometers southeast of Lima. The first-pass 2003 drilling campaign by Barrick confirmed the presence of low-grade uneconomic gold mineralization hosted in volcanic rocks, mainly following a stratabound pattern. In the last quarter of 2004, we invested US$0.20 million in exploration and the construction of new camp facilities. In 2005, we invested US$861,768 in 1,802 meters of diamond drilling and additional studies to confirm the presence of gold enriched veinlets. The results of the 2005 campaign indicated poor evidence of gold mineralization at depth. In 2006, our exploration efforts were focused on exploring additional areas not previously explored in detail by Barrick and to define our interest in the Minasnioc project. After testing the overall mineral potential of these areas with detailed structural mapping and selective geochemical sampling, none of the three target areas proved positive. Diamond drilling and trenching at the Minasnioc prospect demonstrated enriched surface veinlets and produced only narrow, poor intercepts. No further exploration efforts are planned for this project in 2007.

      Puquio. The Puquio generative project was a joint mining exploration project with Gold Fields that originally encompassed 18,073 hectares of hydrothermally altered and mineralized volcanic terrain in the Ayacucho region, 500 kilometers southeast of Lima. The project was operated by Gold Fields, which had a 60 percent effective participation. In 2003, US$0.37 million was invested to review selected anomalies detected by rock-geochemistry and satellite imagery. In 2004, Gold Fields invested US$0.43 million in the Incapacha prospect to conduct 2,500 meters of diamond drilling, 3,000 meters of reverse circulation drilling and an electromagnetic survey, which had negative results. In addition, Gold Fields invested US$0.16 million to evaluate the Titanca, Tampa Tampa, Condoray and Nayca prospects in 2004. In 2005, we and Gold Fields invested US$0.69 million in 2,500 meters of a diamond drilling campaign at the Nayca prospect and thereafter decided to abandon the project due to poor geochemical results. The joint exploration agreement was terminated in February 2006.

      Tantahuatay. The Tantahuatay project, a gold-copper project, is wholly owned by Compania Minera Coimolache S.A., or Coimolache, an entity which is 40.1 percent owned by us, 44.2 percent owned by SCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company. Since January 2003, the project has been managed and operated by an independent mining engineer, Ing. Amado Yataco, appointed by us. The area of the project consists of 17,722 hectares of mineralized ground. The Tantahuatay project is located 30 kilometers northwest of Yanacocha in the Hualgayoc district, 950 kilometers north of the city of Lima. Two of the five outcropping gold anomalies have NRM. Tantahuatay 2 was infill-drilled during 2002 and Cienaga Norte in 2006; together they host NRM of 659,000 ounces of gold and 6.8 million ounces of silver. The studies have been focused in the oxide zone only. Cyanidation column tests have been completed with encouraging results, which indicate rapid extractions in the order of 80 to 90 percent, by low-concentration cyanide leaching. The Tantahuatay 2 prospect is being evaluated for Feasibility and Environmental Impact Study during 2007. Infill-drilling has been completed in the Cienaga deposit, and after the metallurgical studies are completed a feasibility study will be finalized to address viability of a 15,000-ton per day open-pit/heap leach operation. We are focusing our efforts on resolving community issues and obtaining permits to continue our exploration and enhance support of our infill drilling and feasibility studies for both oxide and sulfide targets. During 2005, Coimolache invested US$1.55 million in the Tantahuatay project. In 2006 we obtained permits for a diamond drilling campaign in the Cienaga Norte area, 3 km southwest from the Tantahuatay 2 area. Beginning in the third quarter of 2006, we drilled 3,179 meters in 27 holes, which required an investment of US$2.2 million. Best hole C-57 intercepted 120 meters with 2.06 grams per ton of gold. Bottle roll tests and geostatistical modeling are currently in progress.

      El Faique. The El Faique project, previously known as El Papayo, is wholly-owned and operated by us. The project encompasses 87,341 hectares and is located in the Sechura desert of northern Peru in the Piura region. This project includes 3,200 hectares sold to us by Cedimin on April 4, 2006. During 2005, we invested US$1.6 million to acquire the property from Manhattan Minerals and other third parties and to claim new areas. The El Faique project consists of a deep massive sulfide deposit evidenced by diamond drilling 400 to 700 meters below the surface in the B5 gravimetric anomaly. This deposit contains a higher-grade mineralization of 7.91 million tons with 2.3 percent copper and significant traces of zinc and gold. In 2006 we invested US$747,790 in gravimetric reinterpretation and hydrogeologic studies to determine ground water resources and in a community public relations campaign to address social and environmental issues related to the project. We obtained permits to conduct a drilling program in 2007 over geophysical anomaly A22, 52 km southeast of B5, which was detected after gravimetric reinterpretation. In 2007 we intend to invest US$0.9 million to drill the A22 anomaly. We intend to conduct additional drilling over the B5 anomaly after obtaining surface access.

      Oyotun. The Oyotun project is wholly-owned and was operated by us until 2005. Consisting of 11,400 hectares, the project is located on a prospective area of massive sulfide deposits in northern Peru in the coastal zone of Piura and the Lambayeque and La Libertad regions. In 2005, we invested US$236,237 in regional surveys at the Sican prospect, where we conducted a drilling campaign of 270 meters. Due to the lack of mineralization at this prospect, we do not intend to conduct additional field work. Claims will elapse in 2007 after two consecutive years without payment of tenure.

      Cordillera Oriental. The Cordillera Oriental project is wholly-owned and operated by us. Consisting of 4,900 hectares, the project is located on three prospective areas in the eastern cordillera of Central Peru in the Pasco and Junin regions. These areas were identified after a regional stream sediment campaign was conducted by INGEMMET in early 2004. In 2005, we invested US$121,555 in the Cordillera Oriental project and identified and claimed mining properties over three mineralized areas. In 2006, we continued field work over the claimed prospects to define mineralization, however our explorations indicated uneconomic polimetallic deposits in all three areas. No additional field work is planned for 2007. We are evaluating properties owned by third parties for exploration in this region.

      Huancavelica Project. The Huancavelica project is wholly-owned and operated by us. Consisting of 47,823 hectares, the project covers several prospects of the Huancavelica region. We initiated exploration efforts in 1994 with the purpose of identifying base-metal skarns and/or disseminated precious metal deposits along the Cenozoic volcanic belt and underlying Mesozoic basement. During 2003, the Pampa Andino prospect was separated from the Huancavelica project. In 2004, we invested US$473,000 to evaluate several prospective areas, including the Cofradia, Yuracjasa, Dorita Sur and Llipina prospects. At the end of 2004, the Cofradia prospect was separated from the Huancavelica project, and at the end of 2005 and the beginning of 2006, the El Milagro and Tinyaclla prospects were separated from the Huancavelica project. We plan to continue to evaluate several prospective areas in 2007 to identify potentially economic mineralization. We plan to abandon several positions in this claim block and to consolidate the remainder of this project into our general exploration budget in 2007.

      Tinyaclla Project. The Tinyaclla project is wholly-owned and operated by us and consists of 2,576 hectares located northwest of Huancavelica city. We acquired the property from Inca Pacific S.A., or Inca Pacific, for US$3.6 million in late 2005. The property was previously explored intensively for skarn mineralization by Inca Pacific and Rio Tinto Minera Peru Limitada S.A.C., or RTZ, which conducted a 6,341-meter diamond drilling campaign. We initiated exploration efforts in 1998 around the Rumimaqui area in the northern portion of the property to identify base-metal skarns. During 2006 we conducted a geophysical survey with 218 km of magnetic lines and 38 km of induced polarization electrical lines pursuant to which we conducted a 2,705-meter diamond drilling program over the Lucia and Talia breccia bodies. Exploration results were negative and we plan to abandon these reclaimed properties. We invested US$4.47 million for this project in 2006, including the acquisition price for the property.

      El Milagro. The El Milagro project is wholly-owned and operated by us. Consisting of 13,400 hectares located in the Ayacucho and Huancavelica regions, the project includes four prospective areas named El Milagro, Yuraccasa, Vizcachayoc and Titiminas. The project consists of polymetallic, zinc-lead and silver-rich breccias and replacement bodies in the Jurassic limestones of the Pucara formation. We have mining lease & option agreements with Complejo Minero Industrial S.R.L. and Sociedad Minera de Responsabilidad Limitada Tambo del Condor, owners of certain critical properties. In 2006 we invested US$1.5 million to conduct a 4,782-meter drilling campaign at the El Milagro area and a 1,313-meter drilling campaign at the Yuraccasa area, as well as to construct a 8.65-km road and an 8-meter bridge to reach the Yuraccasa area. In the El Milagro area we have estimated a NRM of 567,900 metric tons with an average grade of 7.5 percent of zinc, 130 grams per ton of silver and 2 percent lead. In 2007, we plan to invest US$7.2 million in an 11,200-meter diamond drilling campaign and 3,300 meters of underground exploration workings to prove continuity of mineralization and generate ore reserves.

      Pampa Andino. In May 2005, we acquired mining rights for the Pampa Andino project for US$1.9 million. The Pampa Andino project consists of 18,900 consolidated hectares located 175 kilometers southeast of Lima, on the border between the Ica and Huancavelica regions. The Pampa Andino project is a low sulfidation epithermal vein system and is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. In 2003, we invested US$0.3 million in 2,726 meters of diamond drilling over the Rosita and Claudia veins. In 2004, we invested US$1.1 million in 300 meters of diamond drilling and 1,563 meters of underground workings, initially identifying NRM of 15,700 metric tons at 15.0 grams per ton of gold and 21 ounces per ton of silver at the Rosita vein. In 2005, we invested US$1.3 million in 3,036 meters of diamond drilling and 1,458 meters of underground workings at the Rosita vein. During 2006, we invested US$0.99 million and continued diamond drilling and extended underground workings by approximately 500 meters, with disappointing results. We intend to remediate the site and actively seek an exploration partner for other veins in this project.

      Altiplano Peru. The Franja Sur project, renamed the Altiplano Peru project in 2004, is wholly owned and operated by us. Consisting of 7,200 hectares, the project is located in the Apurimac, Arequipa, Cusco and Puno regions of volcanic rocks and carbonate terrains of south-eastern Peru. After regional reconnaissance and a selection of mineralized areas, we conducted initial mapping, sampling and drilling at several project sites, including the Pichacani prospect, which demonstrated a strong mercury and tellurium anomaly in a high sulfidation epithermal system. During 2003, we invested US$0.6 million to explore the Pichacani prospect, which had disappointing results. In 2004, we conducted first pass drilling with a total of 591 meters drilled in the Chilacocha epithermal prospect located in the Apurimac region, investing US$0.4 million. Due to disappointing results, we have decided to cease activity in the Chilacocha prospect after engaging in environmental remediation efforts. In 2005, we invested US$0.2 million in a regional exploration program on gold stream sediment anomalies previously detected in the Puno region in the Armapampa prospect with disappointing results. In 2006 and 2007, we continued our exploration activities in the Apurimac, Cusco and Puno regions with a renewed effort to evaluate third-party properties that are structurally and geochemically anomalous.

      Trapiche. The Trapiche project is wholly-owned by us and encompasses 14,200 hectares of porphyry and skarn style mineralization in the Apurimac region. The Apurimac region is part of a mineralized belt known as the Andahuaylas-Yauri batholith, where several copper deposits have been identified. In 2005, we conducted a magnetic geophysical reinterpretation, metallurgical tests and a diamond drilling campaign on the two main prospects, Millucucho and Cerro Trapiche. In 2006, we invested US$1.9 million to conduct 4,338 meters of diamond drilling in both Millucucho and Cerro Trapiche porphyry to contour and expand previously-identified disseminated copper and molybdenum mineralization. Current NRM was calculated in 265 million tons with an average grade of 0.52 percent of copper and 0.02 percent of molybdenum. We plan to invest US$3.7 million in 2007 to conduct an additional 10,000 meters of diamond drilling, metallurgical tests and an economic scoping study.

      Arenizo. The Arenizo project is wholly-owned by us and encompasses 2,916 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region. In 2003, we invested US$60,000 in superficial exploration efforts with systematic trenches, which identified the Anita, Maria and Nelly quartz veins. In 2004, we invested US$1.3 million, focusing on 886.7 meters of underground workings and 3,544 meters of diamond drilling in these veins, which confirmed NRM of 7,305 metric tons at 9.54 grams per ton of gold with an average thickness of 1.2 meters. In 2006, we did not conduct additional exploration in Arenizo. Claims are still active and we plan to sell them to a third party.

Brownfield Exploration Projects

               Uchucchacua. The Uchucchacua brownfield exploration project is located in 12,579 hectares of our mining and exploration properties and was established in late 2004 and began operations in 2005. We have currently focused our exploration on three prospects, Pozo Rico, Anamaray and Mallay. The Pozo Rico prospect is a silver-rich breccia pipe deposit with manganese, lead and zinc skarn. Ore reserves as of December 31, 2006 are 342,425 dry short tons, or DST, with an average grade of 15.6 ounces per ton of silver, 0.46 percent lead and 0.85 percent zinc. In 2006, we invested US$2.86 million in 2,652 meters of underground development workings and 4,998 meters of diamond drilling. In 2007, we expect to begin production from the Pozo Rico prospect. The Anamaray-Jancapata prospect is another silver, lead and zinc-bearing set of breccias and veins in limestone. During 2006 we invested US$0.34 million in 2,073 meters of diamond drilling and intercepted several ore-grade structures. In 2007, we intend to continue underground workings and to invest US$1.58 million in the Anamaray-Jancapata prospect. The Mallay prospect consists of 2,250 hectares leased for 20 years and optioned for four years, which will expire in February 2008, from Minera Los Rios S.R.L. Exploration activities during 2006 included about 36,000 meters of geophysical surveys, 1,863 meters of diamond drilling and 1,839 meters of underground workings for an aggregate investment of US$1.92 million. Mineralization out of reserves is estimated at 317,090 DST at an average grade of 7.6 percent zinc, 4.9 percent lead and 5.6 ounces per ton silver in massive sulfide and skarn deposits. In 2007, we expect to invest US$1.13 million in advancing the Mallay prospect with underground tunneling and diamond drilling.

      Orcopampa. Brownfield exploration at the Layo deposit was encouraging during 2005. Diamond drill tests carried out in the northern sector intercepted three mineralized structures: the first with a 0.8 meter thickness and 12.5 ounces per DST of gold, 0.7 ounces per DST of silver and traces of copper; the second with a 0.5 meter thickness with 0.03 ounces per DST of gold, 18.3 ounces per DST of silver and 4.5 percent copper; and the third with a 0.8 meter thickness with 0.6 ounces per DST of gold, 21.7 ounces per DST of silver and 3.4 percent copper. New reserves found during initial workings in 2005 were 20,875 DST with 0.3 ounces per DST of gold, 2.5 ounces per DST of silver and 0.3 percent copper. Metallurgical tests of diamond drill cores suggest that the Layo mineralization is apt for gravity and flotation treatment. Bulk samples were sent for metallurgical assaying obtaining concentrates with a high grade of silver, gold and copper with recoveries ranging between 80 percent and 90 percent. Metallurgical research will continue to establish optimum operational parameters for the flotation circuit at Orcopampa's concentration plant which is currently available for use and rated to treat up to 1,200 DST per day, although the crushing and the milling processes require adaptation. In 2005, we invested US$2.2 million in the Layo prospect. During 2006 we invested an additional US$5.17 million in 2,542 meters of underground exploration workings and 1,545 meters of diamond drilling. In 2007, we intend to invest US$1.8 million on exploration activities, primarily focused on Layo Norte.

      Julcani-Recuperada. In view of the encouraging results obtained at Julcani from the exploration work conducted on the Acchilla dome veins, we have begun to explore other structures in the Condoray and Taype domes, as well as in the area between these two domes and Acchilla. Exploration activities in the Recuperada region focused on the Esperanza area to search for new reserves to justify resuming mining operations. As of December 31, 2005, we calculated 143,190 DST of mineralization out of reserves with 10.4 ounces per DST of silver, 2.8 percent lead and 5.0 percent zinc. Additionally, we estimated 94,905 DST with
6.2 ounces per DST of silver, 6.8 percent lead and 4.9 percent zinc in other areas, totaling 238,095 DST with 8.7 ounces per DST silver, 4.4 percent lead and
4.9 percent zinc. Mineralization located in areas currently inaccessible in the lower sections of the Teresita mine was estimated in the order of 605,185 DST, with 2.8 ounces per DST of silver, 5.9 percent lead and 8.2 percent zinc. From these, 190,835 DST is proven-probable ore reserves and 414,350 DST is NRM indicated by drill holes. In the Hallazgo area, we are exploring a group of veins with silver, lead and zinc mineralization. We intend to focus our exploration efforts in 2006 to locate new reserves. Remnants of old mine workings in the areas of Carhuancho, together with information on the mining activity of this particular area in colonial times, appear to make Recuperada's brownfield exploration a target worth studying and exploring. During 2006 we invested US$0.20 million in 523 meters of diamond drilling in the Hallazgo area and other exploration activities. In 2007, we intend to invest US$0.61 million to complete the initial exploration phase of this project.

      Shila-Paula. The Shila-Paula brownfield exploration is focused on several areas surrounding actual operating units such as Ampato, Paula Brownfield, Puncuhuayco-Ticlla, Tocracancha and other prospects. In 2005, we invested US$0.77 million to conduct trenching and diamond drilling in the Ampato and Tocracancha prospects. The Ampato prospect is located northwest of the Shila-Paula mine. The Angela vein in the Ampato prospect shows gold and silver values up to 130 grams per ton and 128 grams per ton respectively. In the Puncuhuayco-Ticlla prospect, the Teresa vein shows gold and silver values up to
18.8 grams per ton and 706 grams per ton, respectively, as well as base metal contents. In Paula Brownfield, we are conducting a 1,050 meter diamond drilling campaign. In Tocracancha, we conducted 1,607 meters of diamond drilling with poor results, and accordingly, this prospect was discarded because of irregular continuity of metal content in the veins. In 2006, we invested US$1.72 million in complementary surface workings in the Ampato prospect and diamond drilling near the Paula mine. In 2007 we estimate that we will invest US$1.1 million, focusing on the Ampato, Puncuhuayco-Ticlla and Paula Brownfield prospects.

      Poracota. The Poracota mining exploration project, in which we acquired a 100 percent interest, is currently operated by the Orcopampa team. The Poracota project encompasses 6,674 hectares owned by Minas Poracota S.A. (a former subsidiary of Minera del Suroeste S.A.C.) and is located 20 kilometers west of the Orcopampa mine in southern Peru. On December 31, 2005, we exercised an option to purchase a 50 percent participation in Minas Poracota from Minera del Suroeste S.A.C. for US$4.6 million. We also invested US$0.4, US$1.0 and US$1.6 million in 2003, 2004 and 2005, respectively, to exercise a second option to purchase an additional 25 percent interest from Teck Cominco. In October 2006, we purchased the remaining 25 percent interest from Teck Cominco for US$2.25 million. The epithermal high sulfidation system is comprised of two main areas, Huamanihuayta and Perseverancia. During 2003 and 2004, the drilling campaign in the Huamanihuayta area confirmed vertical ore shoots in two sub-horizontal structures, Manto Dorado and Manto Aguila, with an average thickness of 5 to 6 meters each. The Manto Dorado structures included NRM of 693,785 metric tons at
10.6 grams per ton of gold with an average thickness of 6.0 meters and the Manto Aguila structure included NRM of 801,687 metric tons at 10.0 grams per ton of gold with an average thickness of 5.2 meters. In 2004, we invested US$2.45 million in 967 meters of underground workings and a 5,250-meter diamond drilling campaign. In addition, we invested US$2.95 million for the construction of a 30.5-kilometer gravel road to connect the Poracota project to the Orcopampa mine. In 2005, we advanced our exploration efforts with 1,688 meters of underground workings and 6,369 meters of diamond drilling, in addition to conducting metallurgical tests. We are preparing scoping studies based on an updated ore reserve calculation. Currently, the Poracota project is centered on mine development at depth, bulk flotation tests at the Orcopampa mine and permiting to begin mine production. We have also engaged Aker Kvaerner Metals, Inc. to design an autoclave scheme to treat the refractory ores at Manto Aguila.

      Soras. The Soras project is wholly-owned by us and located adjacent to the Poracota project. The Soras project encompasses 22,323 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region. In 2004 and 2005, we identified two main mineralized structures, the Soraya and Soraya 1 veins, with surface ore grades of up to 26 grams per ton of gold. First-pass drilling identified two narrow veins with grades of 16 and 36 grams per ton of gold with an average of 5.9 ounces of silver and 3.8 percent copper. In 2006, we initiated underground workings and additional drilling to contour mineralization and generate new ore reserves. The Soraya vein system has been intercepted in the 4,720 crosscut with narrow, high grade, northeast-trending pyritic enargite veins. Drifting and raising along the Soraya veins will follow in 2007 to demonstrate continuity. Both the Soras and Poracota exploration projects have been transferred to the Orcopampa operation, which will manage future mine development and exploration.

      Cedimin. Cedimin S.A.C., or Cedimin, is wholly owned by us and controls 51,649 hectares of owned and leased mining concessions, including the Crucero project. As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin and is no longer a separate legal entity. As a result of this merger, mining activities at Cedimin increased significantly compared to exploration activities. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C., or Mineras Aureas, which had a 49 percent interest in Minera Paula 49 S.A.C., or Minera Paula. As a result of this acquisition, Minera Paula became wholly owned by us. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities. Their exploration is managed as part of the Orcopampa brownfield activities.

      Hatun Orcco. Prior to 2005, the Hatun Orcco project was wholly owned and operated by us. Consisting of 20,700 hectares of mining properties, the project is located 20 kilometers north of the Antapite mine in the headwaters of the Ica valley. The Hatun Orcco project is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. Epithermal veins, located in the Hatun Orcco Norte, Hatun Orcco Sur and Karla prospects, have sporadic high-grade gold and silver geochemical anomalies. During 2003, our exploration efforts included a US$1.1 million investment in an underground exploration program of 1,276 meters to test for grade continuity along the Mercedes and Capicua veins in the Hatun Orcco Sur prospect. The results confirmed NRM of 16,330 metric tons at 16.9 grams per ton of gold and 6.6 ounces per ton of silver with an average width of 1.1 meters. In 2004, we continued our exploration efforts, investing US$1.2 million in 1,703 meters of tunneling and 1,710 meters of diamond drilling in the Hatun Orcco Sur prospect. In March 2005, we decided to lease the land and mineral rights of the Hatun Orcco project to Inminsur, which will operate this as a brownfield project going forward due to the proximity to the Antapite mine and mill area. We do not intend to continue any work on this project.

Competition

      We believe that competition in the metals market is based primarily upon cost. We compete with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

Sales of Metal Concentrates

      All of our metal production is sold to smelters, traders and banks, either in concentrate or metal form, such as gold-silver concentrate, silver-lead concentrate, zinc concentrate, lead-gold-copper concentrate and gold and silver bullion. Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the United States Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange settlement prices for the specific metal, less certain allowances. Sales prices vary according to formulas that take into account agreed contractual average prices for a quotational period, generally being the month of, the month prior to, or the month following the scheduled month of shipment or delivery according to the terms of the contracts.

      The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

                                               Gold                              Silver
                                 --------------------------------   --------------------------------
                                 Average Annual     Our Average     Average Annual     Our Average
                                  Market Price    Annual Price(1)    Market Price    Annual Price(1)
                                 --------------   ---------------   --------------   ---------------
                                   US$/oz.(2)         US$/oz.         US$/oz.(3)         US$/oz.
2002..........................        309.97          309.39             4.60             4.65
2003..........................        363.51          364.88             4.88             4.91
2004..........................        409.21          373.78             6.65             6.51
2005..........................        444.88          359.75             7.31             7.38
2006..........................        604.34          354.98            11.57            11.92
2007 (through May 31, 2007)...        659.41          560.93            13.36            13.39

----------
(1) Our average annual price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Antapite, Recuperada, Colquijirca, Ishihuinca and Shila mines.

(2) Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3)   Average annual silver prices are based on London Spot prices.

      Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for virtually all of our estimated 2007 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

      The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

                                As of and for the year ended December 31(1)
                                -------------------------------------------
Product                                 2004      2005      2006
-----------------------------         -------   -------   -------
                                                (In thousands of US$)
Gold                                  132,064   125,422   147,420
Silver                                 92,716   107,136   228,987
Lead                                   28,292    29,508    48,268
Zinc                                   54,379    67,677   202,735
Copper                                    346       527       692

----------
(1) Does not include refinery charges and penalties incurred in 2006, 2005 and 2004 of US$105,458, US$53,372 and US$47,678, respectively.

      We sold our concentrates to 15 customers in 2006. Approximately 54 percent, 54 percent and 46 percent of our concentrate sales in 2004, 2005 and 2006, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate from our mines, and of sales of gold bullion that were sold to our various customers from 2004 to 2006.

                             Percentage of Concentrates
                               and Gold Bullion Sales
                             --------------------------
                                2004     2005     2006
                               -----    -----    -----
Export Sales:
  Noranda                       0.88       --       --
  Pechiney                      1.77       --       --
  Hochschild                    0.54     0.50       --
  Johnson Matthey              44.74     7.91     1.99
  Glencore                      1.72     6.55    11.58
  Trafigura                     1.64       --       --
  Marc Rich                     0.42     1.39       --
  Umicore                       1.64     1.83     3.09
  Transamine                    1.02     1.30     2.33
  J.P. Morgan                     --     7.46     3.97
  Standard Bank                   --     9.11       --
  Macquarie                       --     8.40     4.47
  Mitsui                          --     9.51    11.38
  J Aron                                          5.23
  BHL                                             1.82
  Total Export Sales           54.37    53.96    45.86
                               -----    -----    -----
Domestic Sales:
  Doe Run                      14.75    17.82    14.15
  Cormin                       11.81    14.74    17.13
  BHL                           9.69     7.68    14.29
  Cajamarquilla                 2.19     2.60     5.10
  Procesadora Sudamericana      0.74     0.83     0.98
  Ayssa                         6.45     2.37     2.49
  Total Domestic Sales         45.63    46.04    54.14
Total Sales                      100      100      100

      The following table sets forth the terms of our sales contracts for the delivery of silver-lead and zinc concentrates from 2006 to 2009:

                                                                           Delivery period
                                                              Wet metric   ---------------
        Buyer                  Concentrate           Dated       tons       From      To
---------------------   -------------------------   -------   ----------   ------   ------
    Doe Run S.R.L.        Julcani's Silver-Lead      Feb-06      2,400     Jan-06   Dec-07
    Doe Run S.R.L.        Julcani's Silver-Lead     Pending      5,000     Feb-08   Dec-09
    Doe Run S.R.L.      Uchucchacua's Silver-Lead    Feb-06     33,000     Jan-06   Dec-07
    Doe Run S.R.L.      Uchucchacua's Silver-Lead   Pending     36,000     Jan-08   Dec-09
   BHL Peru S.A.C.      Uchucchacua's Silver-Lead    Jan-06     10,000     Jan-06   Dec-06
       AYS S.A.         Uchucchacua's Silver-Lead    Jun-06      1,400     Jun-06   Dec-06
       AYS S.A.         Uchucchacua's Silver-Lead   Pending     42,000     Jan-07   Dec-09
Consorcio Minero S.A.      Uchucchacua's Zinc        Jan-05     13,000     Jan-05   Dec-06
   BHL Peru S.A.C.         Uchucchacua's Zinc        Jan-06      3,000     Jan-06   Dec-06
   BHL Peru S.A.C.         Uchucchacua's Zinc        Oct-06     39,000     Nov-06   Dec-08
   BHL Peru S.A.C.      Recuperada's Silver -Lead    Apr-06      5,700     May-06   Apr-07
   BHL Peru S.A.C.      Recuperada's Silver -Lead   Pending      9,600     May-07   Dec-09
   BHL Peru S.A.C.          Recuperada's Zinc        Apr-06      8,000     May-06   Apr-07
   BHL Peru S.A.C.          Recuperada's Zinc       Pending     11,800     May-07   Dec-08

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

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

Hedging/Normal Sales Contracts

      In October 2004, our Board of Directors issued a mandate not to enter into new hedging transactions. At December 31, 2005, we were engaged in gold price hedging activities, such as forward sales and put/call options, from derivative contracts executed prior to 1999. Since 2003, we have been modifying the terms of certain derivative instruments in order to qualify them as normal sales contracts. In March 2006, we closed out all our outstanding gold derivative contracts as of December 31, 2005 and replaced them with normal sales contracts. On January 15, 2007, we transferred 208,000 gold ounces that had been committed for 2007 and 108,000 gold ounces that had been committed for 2008 to 2012, without any cash disbursement. On March 9, 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on determined commitments for a total of 483,000 gold ounces scheduled for delivery from 2008 to 2012, which required us to make aggregate payments of US$144.99 million. Additionally, on May 15 and May 25, 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on all of our 2007, 2008 and 2009 gold commitments for a total of 488,000 gold ounces, which required us to make aggregate payments of US$170.70 million. After these transactions we will continue delivering physical gold as scheduled but will receive the prevailing market price at the time. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 38 to the Financial Statements.

      Yanacocha and Cerro Verde have not engaged in, and are currently not engaged in, gold and copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

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

      Mining concessions have an indefinite term, subject to payment of (a) an annual concession fee of US$3 per hectare claimed and (b) an annual fine if a minimum annual production of US$100 per hectare is not achieved before the expiration of the sixth year, counted from the year in which the title of the concession is granted, of US$6 per hectare will be payable starting in the seventh year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved; and if the failure to comply with the minimum annual production continues after the eleventh year following the year in which the title of the concession was granted, the penalty will increase to US$20 per hectare starting in the twelfth year counted since the year in which the title of the concession was granted. The fine may be avoided, however, by demonstrating investments in the mining rights during the previous year of amounts more than ten times greater than the fine to be paid. In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit, or Unidad Economica Administrativa, provided the mining rights are all within a radius of five kilometers. If, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant. No other payments or royalties are required by the Peruvian government for us to maintain mining and exploration property rights in full force and effect. As of 2002, the annual concession fee and the annual fine will be calculated pursuant to the provisions of the General Mining Law and of Supreme Decree No. 010-2002-EM, effective since March 10, 2002. We paid approximately US$2.5 million, US$2.7 million and US$3.2 million in fees for mining rights and approximately US$6,327, US$6,475 and US$7,190 in fees for processing concessions for the years ended December 31, 2004, 2005 and 2006, respectively, and are current in the payment of all amounts due in respect of our mining rights and processing concessions.

      As of May 31, 2007, we own and administer, directly and indirectly, through subsidiaries or in conjunction with joint venture partners, approximately 899,361 hectares devoted to mineral exploration and mining operations. Mining rights related to the current operations are provisional permits or mining concessions. Almost all of the mining rights related to the current operations already are provisional permits or mining concessions. The mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business. The principal mining rights and processing concessions are (i) with respect to our mines, new applications filed for provisional permits and mining concessions at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite and Shila-Paula; and (ii) with respect to our current exploration projects, new applications filed for mining concessions, the provisional permits and the mining concessions at the Tantahuatay project, El Milagro project, the Trapiche project and El Faique project. The principal processing concessions are the processing concessions of the concentrators at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite and Shila-Paula.

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

      In order to begin exploration activities, holders of mining concessions in urban areas or urban expansion areas must comply with the provisions of the Environmental Regulations for Mining Exploration Activities set forth in Supreme Decree No. 038-98-EM, as amended by Supreme Decree No. 014-2007-EM. To begin exploration activities, holders of mining concessions in urban areas or urban expansion areas must comply with the Regulations of Title Fifteenth of the General Mining Law, Regulations for Environmental Protection of the Mining and Metallurgical Activities set forth in Supreme Decree No. 016-93-EM, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, as well as with the provisions contained in the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM published on July 26, 2001, as amended by Supreme Decree No. 018-2003-EM effective May 31, 2003 and Supreme Decree No. 046-2005-EM, effective as of October 30, 2005. Failure to comply with the provisions of the Regulations may be punished with a fine or by the temporary suspension of mining activities. If the failure continues, the mining concession may be revoked.

      Law No. 28964, which became effective on January 25, 2007, abrogated Law No. 27474, the purpose of which was to ensure that mining, power and hydrocarbon obligations are audited by auditing companies duly registered with the MEM. Law No. 28964 created the Organismo Supervisor de la Inversion en Energia y Mineria (OSINERGMIN) as the government agency in charge of regulating and auditing the electricity, hydrocarbon and mining activities of companies. Law No. 28964 provides that overview and audit of activities related to the environment, mining safety and health regulations may be performed by companies duly certified and approved by OSINERGMIN.

Environmental Matters

      On September 8, 1990, a new regime of environmental laws, codified in Legislative Decree 613, was enacted in Peru. On June 2, 1992, new environmental laws, codified in Title 15 of the General Mining Law, relating to the mining industry were enacted. These laws and the related regulations significantly increased the level of environmental regulation previously in effect in Peru and established standards as well as guidelines with respect to particulate emissions in air, water quality, exploration, tailings and water discharges, among other requirements. As of 1998, environmental quality standards enforceable for all economic activities have to be in line with the provisions set forth by Supreme Decree No. 044-98-PCM. In 2005, the General Environmental Law (Law No. 28611) was passed, revoking Legislative Decree 613 and incorporating a number of environmental management guidelines relating mainly to emissions standards.

      The MEM monitors environmental compliance and sets specific environmental standards. In particular, the MEM has established standards for emissions or discharges of liquid and gas effluents. The MEM also approves the environmental impact assessments and programs for environmental control.

      The MEM has issued regulations that establish maximum permissible levels of emissions of liquid effluents approved by Ministerial Resolution No. 011/96-EM/VMM. Generally, holders of mining rights and processing plants that were in operation prior to May 2, 1993 have a maximum of 10 years to comply with the maximum permissible levels; in the meantime, they must prepare their Programas de Adecuacion y Manejo Ambiental (Environmental Adaptation and Management Programs, or PAMAs) to comply with more stringent maximum permissible levels. Under Peruvian environmental regulations that were passed in 1993, a company that initiated operations prior to May 2, 1993, as is the case for us and most of our affiliated companies, was required to file with the Peruvian government an Evaluacion Ambiental Preliminar (Preliminary Environmental Evaluation, or EVAP) for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up PAMA aimed at implementing measures in order to solve problems identified in the EVAP. Companies must correct the pollution problems relating to their mining activities within five years, while smelters must comply within ten years. These companies must allocate no less than one percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs. Mining and processing activities that began after May 2, 1993 or had at that time a specific environmental program will be required to file and obtain approval for an Environmental Impact Study, or EIS, before being authorized to operate. Mining and plant processing activities that began after May 2, 1993 are required to comply with the more stringent maximum permissible levels for liquid effluents from the initiation of their operations. Exploration activities, classified as either initial, intermediate and advanced, are also subject to heightened compliance requirements. Unlike initial exploration projects, which do not require MEM approval, intermediate exploration projects must submit a Sworn Declaration, or SDs. Furthermore, advanced exploration projects are required to submit an Environmental Assessment, or EA, which incorporates technical, environmental and social matters. Commitments assumed by the mining company in the SDs and EAs are obligatory for such mining companies and enforceable by the MEM.

      Many of our mining rights and processing plants were in operation prior to May 2, 1993, and we are in substantial compliance with the maximum permissible levels. EVAPs for Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Shila were all accepted between August and September 1995. The EISs for Huallanca and Paula were approved in 1998 and February 2001, respectively. Between November 2002 and April 2003, the MEM approved and verified the PAMAs for all these entities, issuing and approving resolution for each respective mining unit.

      EISs for capacity expansion at the Uchucchacua mine and the Esperanza project (near the Recuperada mine) were approved in May 2006 and September 2006, respectively.

      The EAs for the La Zanja, Los Pircos, Tantahuatay, Samana and Pozo Rico exploration projects were approved in July 2001, August 2001, December 2000, December 2001 and May 2003, respectively. EAs for Hatun Orcco, Ccarhuarazo, Salpo and Poracota were all accepted in 2003. The SDs for the Anamaray, Cofradia, Sican, Shilacocha and Trapiche projects and the EAs for the Esperanza, Hatun Orco, Layo Mallay, Minasnioc and Soras projects were approved in 2005. The SDs for El Milagro, Jancapata, Fortuna, Tablapampa, El Rifle projects and the EAs for Pampandino, Hallazgo, Angelica Rublo, El Milagro and Anamaray projects were approved in 2006 and early 2007.

      In October 2001, Consorcio Energetico de Huancavelica S.A., or Conenhua, completed the construction of two transmission lines, one between Trujillo and Cajamarca and the other between Cajamarca Norte and La Pajuela, and of a substation in Cajamarca Norte, in order to provide electricity to Yanacocha and the city of Cajamarca. The final concessions for the two transmission lines were granted by Supreme Resolution No. 165-2001-EM in October 2001.

      In 2001, we submitted an EIS for a transmission line from Ares to Huancarama, which will connect Orcopampa with the national electricity grid. Orcopampa was connected to the Peruvian national electricity grid on September 12, 2002 and Minera Shila S.A.C. was connected on April 9, 2003. On August 24, 2006, MEM approved the EIS for the Huancarama-Chipmo-Poracota transmission line and its substations. This connection to the national grid should result in lower energy costs.

      Except as described above, there are no material legal or administrative proceedings pending against us with respect to any environmental matters.

      Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), was published on October 14, 2003, establishing the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or Closure Plans, and the granting of environmental guarantees to secure compliance with Closure Plans. Pursuant to Law No. 28090, as amended by Law No. 28507, published on May 8, 2005 and the Mine Closure Regulations approved by Supreme Decree 033-2005-EM, published on August 15, 2005, as amended by Supreme Decree No. 045-2006-EM, we are required to (i) submit a Closure Plan for "New Projects" to the MEM within one year following approval of the EIS or PAMA, or in the case of "Existing Projects", one year after August 15, 2005; (ii) submit a modification to the Closure Plan to the MEM within nine months after August 15, 2005; (iii) inform the MEM semi-annually of any progress on the conditions established in the Closure Plan;
(iv) perform the Closure Plan consistent with the schedule approved by the MEM during the life of the concession; and (v) grant an environmental guarantee that covers the estimated amount of the Closure Plan. The guarantee may be in cash, trusts, and any other guarantee contemplated in the Banking Law. Supreme Decree No. 045-2006-EM, dated August 14, 2006, amended Articles 8 and 51 of the Mine Closure Regulations relating to companies obliged to submit a duly approved Closure Plan. Article 51 refers to the method of calculating the guarantee. On November 24, 2003, Ministerial Resolution No. 627-2003-MEM/DM was published to create the Registro de Entidades Autorizadas a Elaborar Planes de Cierre de Mina y de Plantas de Beneficio (Registry for Authorized Entities to Elaborate the Closing of Mines and the Beneficial Plants). Only the entities recorded in such registry are allowed to prepare the Closure Plan. The Mine Closure Regulations, Supreme Decree No. 033-2005-EM, deals with the effects on health, safety, property and the environment at the end of the productive life of mining-related facilities.

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

Mining Royalties

      Article 20 of Law No. 26821, Ley Organica para el Aprovechamiento Sostenible de los Recursos Naturales, establishes that private companies must pay compensation to the Peruvian government for the economic use of natural resources. Law No. 28258, published on June 24, 2004 and amended by Law No. 29323, created a mining royalty (regalia minera) that holders of mining concessions must pay on a monthly basis to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalty, which is the compensation referred to in Article 20 of Law No. 26821, Ley Organica para el Aprovechamiento Sostenible de los Recursos Naturales, is not considered a tax. However, it will be included in the scope of the Mining Law Stabilization Agreements and mining companies that are taxpayers and are party to such Stabilization Agreements will not have to pay this compensation or royalty during the life of their Stabilization Agreements. Although we are not party to a Stabilization Agreement, Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. See "Item
5. Operating and Financial Review and Prospects--Yanacocha--Operating Results". Law No. 28969, effective since January 26, 2007, provides that government tax agencies are responsible for the collection of mining royalties and establishes rules relating to the calculation of royalties, valuation methods and penalties.

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

Negotiated Payment

      During 2006 Peruvian mining companies, represented by the Sociedad Nacional de Mineria, Petroleo y Energia, agreed to a mining payment equivalent to 3.75 percent of net income after taxes. The payment was negotiated with the Peruvian government and is intended to support government efforts to alleviate poverty. On December 21, 2006, the Peruvian Government issued Supreme Decree No. 071-2006-EM, which regulates the conditions under which the negotiated payment will be paid. The payment amounts to 3.75 percent of Peruvian net income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund. This payment is payable from 2006 through 2010, contingent on the price of gold. We paid a total of US$1.8 million during the year ended December 31, 2006.

      In the case of Cerro Verde, a negotiated payment agreement with the Peruvian Government was pending signature as of December 31, 2006. Under the terms of this agreement, a portion of the total payment (2.75%) would be covered with other payments previously committed. For the remaining portion (1%), Cerro Verde has not made any provision because its management considers that the related criteria to recognize a liability had not been met as of December 31, 2006. Cerro Verde's management considers that such criteria will be met upon signing the agreement with the Peruvian Government.

Organizational Structure

      As of May 31, 2007, we conducted our mining operations directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

                                [GRAPHIC OMITTED]

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compania Minera Condesa S.A.

      Condesa, wholly owned by us, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and Conenhua. See "--Business Overview--Exploration". As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine and through its investment in Cedimin receives return dividend revenues. See "--S.M.R.L. Chaupiloma Dos de Cajamarca" below. Condesa also holds a 7.68 percent interest in us.

Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.

      Cedimin, wholly owned by us, is a mining and facilities holding company. At December 31, 2005, Cedimin held a 40 percent participation in Minas Conga and a 40 percent interest in Chaupiloma. See "--The Company--History and Development" and "--S.M.R.L. Chaupiloma Dos de Cajamarca" below. See "--The Company--History and Development" for a description of the legal proceedings in the Peruvian courts concerning the ownership of certain shares of Cedimin originally held by BRGM. Through its direct ownership in Chaupiloma, Cedimin receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest.

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

Consorcio Energetico Huancavelica S.A.

      Conenhua is an electrical transmission company that provides a significant portion of our electrical needs through its transmission facilities. We own 100 percent of Conenhua and manage its operations. Conenhua obtained the concession for power transmission in the Huancavelica area in 1983, enabling us to buy energy from Electro Peru and to transmit electric power to our mining facilities through our own facilities. The provinces of Huancavelica, Angaraes, Acobamba and Castrovirreyna are now connected to the system. Conenhua also provides electric power to other mining companies in the area. In 2006, Conenhua sold
21.3 million kilowatt hours, or kWh, in Huancavelica. Revenues generated by Conenhua benefit us in the form of operational costs savings at the rate of US$0.11 per kWh regarding thermoelectric generation costs. Conenhua has become the operator of Paragsha II-Uchucchacua, the power line which provides electricity to the Uchucchacua mine and two other mines and, in 2006, Conenhua provided 126.7 million kWh to those mines. Conenhua also operates the Callalli-Ares power line, which in 2006 provided 46.8 million kWh to the Orcopampa and Shila-Paula mines. In addition, Conenhua provides the Antapite mine (which was operated by Inminsur until 2006) with electricity, including electrical power service and maintenance and, in 2006, Conenhua provided 15.0 million kWh to this mine. In 2006, Conenhua provided 359.5 million kWh to Yanacocha. Conenhua's revenues in 2006 amounted to US$12.4 million.

      In order to ensure the availability of electricity for future mining projects, Conenhua purchased Hidroelectrica Maranon and Empresa Generacion Huanza, each of which owns a hydroelectric project to be developed in the short term by Energia Transandina SRL, a company created to be a holding company of both projects, and created Egehuaura to develop minor hydroelectric projects.

Buenaventura Ingenieros S.A.

      Buenaventura Ingenieros S.A., or BISA, one of our wholly owned subsidiaries, has provided mining sector geological, engineering, design and construction consulting services for over 30 years. During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions. In 1995, BISA created an environmental services group. BISA owns a 99.95% percent interest in Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates. In 2004, 2005 and 2006, BISA participated in 194, 181 and 183 projects, respectively, for domestic and international mining industry customers in Latin America, including the preparation of Environmental Impact Studies and Environmental Adaptation and Management Programs. In 2006, BISA's revenues amounted to US$13.81 million.

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

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

      In January 1999, we purchased all of the outstanding shares ADRA International Holding Corp., or ADRA, for US$14.29 million, subject to contractual purchase price adjustment. As a result of this acquisition, we acquired ADRA's 29.73 percent equity interest in Inversiones Colquijirca S.A. We currently hold a 61.42 percent equity interest in Inversiones Colquijirca S.A., including a direct 31.20 percent equity interest a 30.22 percent indirect equity interest through our wholly-owned subsidiary, ADRA. In addition, we hold a 34.29 percent ownership interest in Sociedad Minera El Brocal S.A.A., or El Brocal.

      In January 2006, we entered into arbitration to resolve a dispute related to the purchase price adjustment for our acquisition of ADRA International Holding Corp. in 1999. On February 26, 2007, we received the arbitration award and agreed to pay an additional US$23.9 million in connection with the purchase price adjustment for the shares. On June 8, 2007, we paid approximately US$19.9 million of this award. The remaining balance due is approximately $3.9 million. See Note 38(c) to the Financial Statements

Ferrovias Central Andino S.A.

      We hold 10 percent of Ferrovias Central Andino S.A., or Ferrovias, a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000. Among the other companies holding interests in the share capital of Ferrovias are Railroad Development Corporation, Cemento Andino S.A., Commonwealth Development Corporation and others. Ferrovias will provide transportation for concentrates from El Brocal's mining operations at a lower cost.

Sociedad Minera Cerro Verde S.A.A.

      We hold a 18.50 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. The Peruvian government previously owned and operated the mine. In November 1993, the Cerro Verde operation was privatized. Cyprus Climax Metals Company (now a subsidiary of Freeport-McMoran Copper & Gold Inc.) bought 91.65 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.35 percent of the shares of Cerro Verde. Cyprus Climax Metals Company paid US$33.9 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the construction of the facilities. In 2002, Cerro Verde obtained ISO 14001 certification. Freeport-McMoran Copper & Gold Inc. is currently the operator and senior partner of Cerro Verde. In 2006, the mine produced 96,516 metric tons of copper cathodes, compared to 93,551 metric tons produced in 2005. It is estimated that Cerro Verde contains over 7 million metric tons of recoverable copper and 20,825 hectares of mining concessions in its mining district.

      On June 1, 2005, Cerro Verde completed a capital increase. As a result of the capital increase, SMM Cerro Verde Netherlands B.V. acquired a 21 percent equity interest in Cerro Verde. In addition, we increased our equity interest in Cerro Verde from 9.17 percent to 18.21 percent. The remaining minority shareholders own 7.23 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Cerro Verde received US$441.7 million in cash, net of US$1.0 million in expenses, and Phelps Dodge's interest in Cerro Verde was reduced to 53.56 percent from 82.48 percent. Freeport-McMoran Copper & Gold Inc. maintains a majority interest in Cerro Verde. Since June 1, 2005, we have purchased additional common shares in Cerro Verde on the Lima Stock Exchange, increasing our interest to 18.50 percent as of March 2007.

      In February 2005, the board of directors of Cerro Verde approved an approximately US$850 million expansion and financing of the Cerro Verde mine. On September 30, 2005, Cerro Verde obtained in connection with such financing, debt-financing facilities in an overall amount of US$450 million, subject to certain conditions precedent. The cash invested by us and Sumitomo Metal Mining Co. and Ltd. and Sumitomo Corporation in connection with the capital increase financed approximately US$420 million of the expansion for the year ended December 31, 2006.

      Effective on January 17, 2007 Cerro Verde terminated its commitments with each lender under its credit facilities. Approximately US$110 million in borrowings under Cerro Verde's credit facilities remain outstanding. As of May 31, 2007, Cerro Verde had total debt outstanding of approximately US$202 million.

      Presented in the table below is certain financial and operating data regarding Cerro Verde for the years ended December 31, 2004, 2005 and 2006:

                                                          As of and for the year ended
                                                                 December 31,
                                                       ---------------------------------
                                                          2004        2005        2006
                                                       ---------   ---------   ---------
Income statement data(1)
  Total revenues (US$ in thousands)                      260,782     358,928     667,671
  Net income (US$ in thousands)                           87,663     234,663     444,621
Proven and Probable Reserves(2)
  Leachable ore reserves (metric tons in thousands)      351,214     331,327     334,296
  Millable ore reserves (metric tons in thousands)     1,295,528   1,262,857   1,407,136
  Average copper grade of leachable ore reserves (%)        0.45        0.44        0.46
  Average copper grade of millable ore reserves (%)         0.49        0.49        0.47
Production(3)
  Cathodes (in metric tons)                               88,502      93,551      96,516
  Price (US$ per metric ton)                               2,868       3,684       6,731

----------
(1)   Derived from Cerro Verde's financial statements filed with CONASEV. See
      Note 13 to the Financial Statements.

(2) Reserve calculations are derived from the financial statements filed by Cerro Verde with CONASEV. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects to the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde's ore estimates includes assessments or the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde's estimate of future cost trends.

(3)   Derived from Cerro Verde's financial statements filed with CONASEV.

                                    YANACOCHA

Overview

      Founded in Peru in 1992, Yanacocha is the largest gold producer in Latin America. Yanacocha produced 2,612,199 ounces of gold in 2006, its thirteenth full year of operations. Yanacocha's operations are located in the Andes Mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and north of the City of Cajamarca at an altitude of 4,000 meters above sea level. As of December 31, 2006, Yanacocha's proven and probable reserves (excluding Conga's proven and probable reserves) were estimated to be 17.5 million ounces of gold, representing a 15.8 percent decrease over Yanacocha's proven and probable reserves as of December 31, 2005, which were estimated to be 20.8 million ounces of gold. The decrease in reserves of gold was mainly due to a mining depletion of 3.7 million ounces, partially offset by an increase of 0.4 million ounces of gold reserves due to an increase in the price of gold and updated grade in recovery models. As of December 31, 2006, Conga's proven and probable reserves were estimated to be 11.8 million ounces of gold and 3.2 billion pounds of copper, representing no variation from estimated 2005 gold and copper reserves. As of December 31, 2006, Yanacocha's total proven and probable reserves (including Conga) were estimated to be 29.3 million ounces of gold, representing a 10.1 percent decrease over Yanacocha's total proven and probable reserves as of December 31, 2005, which were estimated to be 32.6 million ounces of gold. Yanacocha's total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2006 and 2005.

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

      Yanacocha's exploration activities encompass 282,079 hectares covered by 411 mining concessions. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 109,964 hectares to Yanacocha, which are covered by 163 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights.

      In 1994, its first full year of production, Yanacocha produced 304,552 ounces of gold. Yanacocha produced 2,285,584 ounces of gold in 2002, 2,851,143 ounces in 2003, 3,017,303 ounces in 2004, 3,333,088 ounces in 2005 and 2,612,199 ounces in 2006. Yanacocha expects production to decrease by 40 percent from the 2006 production level to 1,555,938 ounces in 2007. Yanacocha believes that it was one of the world's lowest cost gold producers in 2006, with a cost per ounce of gold sold of US$201. Yanacocha's cost per ounce of gold sold was US$153 in 2005, US$148 in 2004, US$132 in 2003 and US$137 in 2002.

      Yanacocha expects production of silver to decrease 49 percent from the 2006 production level to 1,763,105 million ounces in 2007. Yanacocha reduces the cost of gold sold with sales of silver, which is considered a by-product. Silver production was 24,467 ounces in 1993, Yanacocha's first full year of production, 1,921,670 ounces in 2002, 3,035,275 ounces in 2003, 3,479,436 ounces in 2004,
4,342,292 ounces in 2005 and 3,441,401 ounces in 2006.

      Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by us through our 100 percent owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru. See "--Management of Yanacocha--General Manager/Management Agreement". Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 2000. In 2001, Yanacocha paid an aggregated amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregated amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits. In 2003, Yanacocha paid an aggregated amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits. In 2004, Yanacocha paid an aggregated amount of US$280 million in dividends in respect of 2003 earnings and completed all investments under its reinvestment program from 2000-2004. See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-56 and "Item 5. Operating and Financial Review and Prospects--Yanacocha--Operating Results". In 2005, Yanacocha paid an aggregated amount of US$180 million in dividends in respect of 2004 earnings. Undistributed earnings associated with the reinvestment program are presented as restricted earnings as of December 31, 2004, 2005 and 2006.

      On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from "Minera Yanacocha S.A." to "Minera Yanacocha S.R.L." As a result, Yanacocha (i) cannot have more than 20 partners; (ii) its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (see Note 16 to Yanacocha Financial Statements); and (iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

Capital Expenditures

      Yanacocha's capital expenditures from its formation in 1992 through 2006 have related principally to the construction of the Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha's capital expenditures from its formation through December 31, 2006 totaled approximately US$2,134.5 million, including capital expenditures of US$237.2 million in 2004, US$230.1 million in 2005 and US$264.3 million in 2006. Capital expenditures in 2006 included an investment of US$157.8 million for mine and leach pad expansions of Carachugo (stage 10) and La Quinua (stage 6), US$9.3 million for environmental site and regional water management projects, US$11.9 million for mining equipment, US$44.8 million for the Yanacocha gold mill facility, US$11.1 million for the Conga project and US$32.7 million for work related to other ongoing expansions. Capital expenditures in 2005 included an investment of US$73 million for mine and leach pad construction, US$12 million for environmental site and regional water management projects, US$30 million for mining equipment, US$17 million for the Minas Conga project and US$98 million related to other ongoing expansions. Capital expenditures in 2004 included an investment of US$93.5 million for mine and leach pad construction, US$20.4 million for environmental site and regional water management projects, US$36.8 million for mining equipment and US$86.5 million for work related to other ongoing expansion projects. See "--The Company--History and Development".

      Yanacocha anticipates that its capital expenditures for 2007 will be approximately US$355.2 million, which Yanacocha plans to use primarily in the completion of the leach pad expansion at Carachugo (Stages 10 and 11), La Quinua (Stage 6) and Yanacocha (Stage 5), the continuation of the site-wide management plan to control sediment and chemicals, installation of a reverse osmosis plant for excess water treatment at Pampa Larga, continuation of the Yanacocha gold mill project and the Minas Conga project, development of the Chaquicocha deposit, construction of an alternate road to the coast of Peru, and the acquisition of real property, heavy mining equipment and miscellaneous mining equipment. The Yanacocha gold mill facility, or YGM, will provide a process alternative to exploit high grade oxide ore and sulfide ores which are not amenable to heap leaching through a grinding circuit classification, followed by pre-leach thickening, a 24-hour leaching process, and countercurrent decantation. Since the YGM will be located within the current Minera Yanacocha operating area, it will maximize utilization of existing infrastructure at La Quinua. Minas Conga currently consists of two gold-copper porphyry deposits located northeast of Minera Yanacocha's operating area in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated to reserves in 2004, reported 11.8 million ounces of gold reserves and 3.2 billion pounds of copper reserves in 2006 and 2005.

      Yanacocha expects that it will meet its working capital, capital expenditure and exploration requirements for the next several years from internally-generated funds, cash on hand and financing from banks and financial institutions. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and construction requirements, or that external funding will be available for such purposes on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity. See "Item 5. Operating and Financial Review and Prospects--Yanacocha--Exploration Costs; Capital Expenditures".

Description of Yanacocha's Operations

      As of December 31, 2006, Yanacocha's business operations consisted of five separate open-pit mines located at Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha and La Quinua, of which only two, Cerro Yanacocha and La Quinua, are currently in operation. The Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha and La Quinua mining areas began operations in August 1993, October 1994, January 1996, the last quarter of 1997 and October 2001, respectively. The Maqui Maqui open-pit mine temporarily ceased mining operations in 2000. Maqui Maqui, however, has reported new reserves. The San Jose open-pit mine ceased operations in 2002, but temporarily reopened and closed again during 2006. San Jose has increased reserves as a result of an increase in the base price for proven and probable reserve estimates, from US$400 in 2005 to US$500 in 2006. The Carachugo open-pit mine has temporarily ceased mining operations, although one ore processing facility remains in operation.

      Leach pads are located at Carachugo (410 million ton-capacity), Maqui Maqui (70 million ton-capacity), Cerro Yanacocha (470 million ton-capacity) and La Quinua (540 million ton-capacity). Each of these leach pads includes at least two leach solution storage ponds and storm water ponds located down gradient from each leach pad. The Cerro Yanacocha site has two additional solution ponds attached to Stages 6 and 7 for the segregation of solution generated from the treatment of transition ores. A raw water pond is used both for storm containment and to store excess solution during the wet season. La Quinua has an additional solution pond attached to Stage 4.

      Yanacocha has three processing facilities, which are located at Pampa Larga, Yanacocha Norte and La Quinua. The processing facilities can be used to process gold-bearing solutions from any of the leach pads through a network of solution pumping facilities located adjacent to the solution storage ponds. The Pampa Larga facility includes Merrill-Crowe and carbon column gold recovery plants, and two four-stage water plants to allow treatment of excess process solutions accumulated during the rainy season. The Pampa Larga facility also includes the original gold refinery installation, which is maintained for emergency standby purposes only. The Yanacocha Norte facility includes Merrill-Crowe and carbon column gold recovery plants, three four-stage water treatment plants, and a reverse osmosis water plant to allow treatment of excess process solutions accumulated during the rainy season. This facility also contains primary refining and mercury retorting operations and an acid water treatment plant to allow neutralization of acid waters emanating from its mining operation and waste dumps prior to release into the environment. In addition, a slaking plant to provide lime for ensuring an alkaline pH on the pads and for water treatment purposes is located in close proximity to the facility. The La Quinua facility includes a carbon column gold recovery plant, an acid water treatment plant to allow neutralization of acid waters emanating from its mining operations and waste dumps prior to release into the environment, and a slaking plant to provide lime for ensuring an alkaline pH on the pads and for water treatment purposes.

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

      Ore is leached by introducing dilute solutions of cyanide through an irrigation system placed on top of the ore. This solution percolates through the ore, dissolving gold and silver as AuCN and AgCN complexes respectively, and results in a "pregnant" solution which drains to solution storage ponds to be transferred to the nearest recovery facility. Carbon column gold recovery plants typically treat lower grade solutions to produce a highly upgraded metal-bearing solution which in turn is routed to the Merrill-Crowe plants. Solution from the carbon column gold recovery plants or high grade solutions from the leach pads are sent to the Merrill-Crowe plants for gold extraction by a zinc precipitation process. The resulting gold concentrate is then retorted to remove mercury, and then smelted, producing dore bars currently assaying approximately 52 percent gold and 45 percent silver. The dore bars are transported from the processing plant by an outside security firm and refined outside of Peru. See "--Transportation and Refining". The solution from which the gold is removed (barren solution) is recycled to the leach pads for further heap-leaching after having been reconstituted with cyanide. The leaching process is generally a closed system. However, during periods of high rainfall, excess water must be treated at the facilities located at Yanacocha Norte and Pampa Larga, which have been designed to meet or exceed standards for drinking water and for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See "--Regulation, Permitting and Environmental Matters".

      Electric power for Yanacocha's operations is currently provided by local power companies via two separate networks. Yanacocha also maintains diesel generation capacity for emergency requirements which have an aggregate power generation capacity of 16 megawatts, or MW. In addition, Yanacocha has been connected to the Peruvian national electricity grid since the end of 1997. Yanacocha currently receives its supply of electric power through a 220 kilovolt, or kV, power line originating in Trujillo, which is owned by Buenaventura and has the capacity to provide up to 150 MW to Yanacocha (although current contracted demand is limited to 42 MW). In addition, a 60 kV power line routed through Cajamarca permits Yanacocha to receive up to 15 MW. This power line is used only in emergencies. See "Item 5. Operating and Financial Review and Prospects".

      Water for Yanacocha's operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes treatment at the treatment facilities described above.

      Set forth below are certain unaudited operating data, for the years shown for each of Yanacocha's mining operations that were then in operation:

                                          2002           2003          2004          2005         2006
                                       -----------   -----------   -----------   -----------   -----------
Mining Operations:
Ore mined (dry short tons):
  Cerro Yanacocha ..................    97,660,028    78,201,929    73,551,712    64,582,674    59,944,475
  Carachugo ........................     5,301,915       101,150            --            --       950,355
  Maqui Maqui ......................            --            --            --            --            --
  La Quinua ........................    45,779,942    68,555,909    63,714,676    80,889,028       414,559
  San Jose .........................       114,089            --            --            --    54,485,222
Total ore mined (dry short tons) ...   148,855,974   146,858,989   137,266,389   145,471,702   115,794,610
Average gold grade of ore mined
(oz./dry short ton)
  Cerro Yanacocha ..................         0.021         0.024         0.022         0.034         0.030
  Carachugo ........................         0.019         0.014            --            --         0.039
  Maqui Maqui ......................            --            --            --            --            --
  San Jose .........................         0.024            --            --            --         0.028
  La Quinua ........................         0.028         0.031         0.029         0.023         0.021
                                       -----------   -----------   -----------   -----------   -----------
Total average gold grade of ore
  Mined (oz./dry short ton) ........         0.023         0.027         0.025         0.028          0.026

Gold Production (oz.):
  Cerro Yanacocha ..................       903,581       813,132       740,087     1,198,160     1,035,794
  Carachugo ........................       585,249       826,920       701,491       421,967       308,600
  Maqui Maqui ......................        30,998        64,335        45,612        38,631        21,747
  San Jose .........................            --            --            --            --            --
  La Quinua ........................       765,756     1,146,756     1,530,112     1,674,329     1,246,058
Total gold (oz.) ...................     2,285,584     2,851,143     3,017,302     3,333,088     2,612,199

Exploration

      Yanacocha's exploration activities encompass 282,079 hectares covered by 411 mining concessions. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 109,964 hectares to Yanacocha, which are covered by 163 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights.

      Yanacocha has three processing concessions from the MEM for its processing plant. The processing concessions have indefinite terms, subject to the payment of a fee based on nominal capacity for the processing plant. In 2006, Yanacocha requested extensions for two of these processing concessions.

      Exploration expenditures amounted to approximately US$35.2 million, US$32.9 million and US$32.3 million in 2004, 2005 and 2006, respectively. These expenditures have resulted in the identification of several deposits, which have been advanced to reserves, including Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha, La Quinua (which includes Cerro Negro), Chaquicocha, El Tapado, Corimayo, Antonio, Quecher and Minas Conga (Perol, Chailhuagon and Amaro). Exploration expenditures have also been used to identify deep sulfide mineralization beneath the oxide deposits at El Tapado, Corimayo, Antonio, Yanacocha and Chaquicocha. In 2006, exploration efforts will focus on metallurgical and infill drilling at Chaquicocha. A first pass drilling test and follow up has been scheduled at several target sites, namely, San Cirilo, Mishacocha, Gentiles SE, and the western and eastern portions of the Yanacocha District (Exaltado and Colorado graben targets).

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

      Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua and Chaquicocha gold deposit projects and the Minas Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings. For 2007, Yanacocha's estimated expenditures will be US$ 17.8 million for exploration, which will be expensed, and an additional US$3 million for delineation activities for ore bodies that are currently classified as reserves, which will be capitalized. This budgeted amount will be expended mainly on the Chaquicocha, Cerro Yanacocha, La Quinua, and Minas Conga deposits along with an extensive exploration program in Yanacocha's properties.

      In 2001 and 2002, activities resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone. At the end of 2003, Corimayo, Antonio and Quecher contained 3.00 million, 0.11 million and 0.04 million ounces of reserves, respectively. In 2004, exploration efforts focused on the exploration of near-surface oxide deposits at Cerro Quilish, including Cerro Negro, and Chaquicocha, and the expansion of the Antonio deposit and the Giuliana prospect, located north of the Yanacocha Norte pit. Exploration of gold-dominant sulfide mineralization continues beneath known oxide deposits at Yanacocha Sur, Chaquicocha, Tapado, Corimayo, Antonio and Maqui Maqui. In 2004, infill drilling at Minas Conga added 8.7 million ounces of gold and 2.23 billion pounds of copper from the Perol and Chailhuagon deposits. In 2005, additional infill drilling at Chaihuagon and Perol added 3.1 million ounces, and 0.99 billion pounds of copper reserves. Several early stage target sites were tested by drilling, including Gentiles at the Minas Conga deposit and San Cirilo at the Solitario Regional Sector. In 2006, 400,000 ounces were added from Chaquicocha. In addition, early stage drilling continues at San Cirilo, Deborah corridor, Minas Conga and Yanacocha.

Transportation and Refining

      The dore bars produced by Yanacocha are transported to refineries outside of Peru and, accordingly, Yanacocha has entered into pre-established transportation contracts. Yanacocha has engaged Hermes Transportes Blindados S.A., or Hermes, to service its local transportation requirements. Under the terms of Yanacocha's agreement with Hermes, the risk of loss with respect to the dore bars is assumed in its entirety by Hermes during the transportation of the dore bars from the mines to Jorge Chavez Airport in Lima. Thereafter, the responsibility for the dore bars shifts to the refiner, which has entered into a contract with an outside security firm to provide offshore transportation. The dore bars are melted, weighed and sampled in refineries abroad, which store the dore bars in strong-room vaults and assume responsibility there for the dore bars. Yanacocha pays a predetermined fee for the refining service. The final output from refineries, known as London Good Delivery gold and silver, is credited to Yanacocha's London bullion accounts until transferred to purchasers.

Sales of Gold

      Yanacocha's gold sales are made through a monthly open-bidding process in which Yanacocha auctions its production, corresponding to the next four to five weeks. This bidding process is set up by Yanacocha with approximately 10 financial institutions and trading firms prior to each month. Yanacocha collects bids and confirms sales. The gold is typically sold on the date of departure from Jorge Chavez Airport in Lima. If a portion of gold remains unsold, it is sold on the spot market within a few days. Silver is sold on the spot market approximately once a month to financial institutions or trading firms. The cash from such sales is received into a collection account in London against orders to the London bullion bank for deliveries of the gold and silver to the purchasers.

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

Employees

      As of December 31, 2006, Yanacocha had 2,946 employees. Compensation received by Yanacocha's employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive eight percent of the annual pre-tax profits of their employers, or the Employee Profit Sharing Amount, four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by Yanacocha to the Fondo Nacional de Capacitacion Laboral y Promocion del Empleo (FONDO EMPLEO), a public fund established to promote employment and employee training. Since 2005, if the amount contributed by Yanacocha exceeds 2,200 Unidad Impositiva Tributaria (Tributary Tax Units), the excess should be dedicated exclusively to the financing of road infrastructure works and managed by the regional government.

      In 1998, the Peruvian Government issued additional regulations regarding the calculation of the workers participation, which limited to 18 monthly salaries the total amount to which each employee is entitled. However, there is a difference in the criteria for the calculation between the law and its regulations. Yanacocha followed the criteria established by the law in determining the amount to be paid to its employees since 1998. As of December 31, 2006, Yanacocha recorded a charge of US$14.9 million, included in Other expenses, net, to cover any payment derived from the different criteria established to make these payments by both the law and the regulation.

      Pursuant to the Peruvian labor laws enacted in 1991, Yanacocha deposits funds for severance payments in a bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

      Yanacocha's employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the system of the Oficina de Normalizacion Previsional (the Public Pension System, or ONP), in a privately-managed system of individual contribution pension funds or in the Administradoras de Fondo de Pensiones, or AFPs. Yanacocha is required to withhold 13 percent from the salary of each employee enrolled in the ONP system and pay such amount to the ONP system, and withhold between 12.40 percent and
12.96 percent from the salary of each employee enrolled in the AFP system and pay such amount to the respective AFP. Yanacocha has no liability for the performance of these pension plans.

      In addition, Yanacocha pays approximately 9 percent of its total payroll to ES-SALUD (the social security agency) for general health services for all employees. Law No. 26790 also requires Yanacocha to provide private insurance representing an average payment equal to 1.48 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

      Yanacocha has entered into arrangements with independent contractors who are responsible for the security services and staffing for several operational and administrative areas. As of December 31, 2006, independent contractors employed 8,673 persons who worked at Yanacocha's operations. In 2004, Yanacocha entered into its first collective bargaining agreement with Workers' Union of Minera Yanacocha S.R.L., or the Union, which was created on December 9, 2003. Because the Union's 605 members as of December 31, 2006 represented a minority of Yanacocha's employees, the collective bargaining agreement applied only to the Union's members and expired on February 28, 2007. In April 2006, although the collective bargaining agreement had not yet expired, a small percentage of Union members engaged in a three-day strike. The strike did not have any material impact on Yanacocha's operations; nevertheless there can be no assurance that Yanacocha will not experience other strikes or labor-related work stoppages that could have a material adverse effect on its operations or its operating results.

      Since commencement of operations, Yanacocha's rate of turnover has been less than ten percent per year. Yanacocha has informed us that it considers its relations with its employees to be good. Yanacocha annually evaluates employee relations using an anonymous employee opinion survey to measure employee opinions of its benefits and policies. Approximately 80% of payroll employees participate in this survey each year.

Social Development

      Since its formation,Yanacocha has been attentive to its relationship with the community in the fields of social relations and development.

      During 2006, the External Affairs Management, an internal department within Yanacocha, through its Community Relations and Rural Development Departments, established social development programs that address 122 rural communities and the city of Cajamarca. To implement these programs, Yanacocha developed active relationships with domestic and foreign institutions and organizations, including the Ministry of Health, the Ministry of Education, the Ministry of Agriculture, the Ministry of Foreign Trade and Tourism, Cajamarca local governments, International Finance Corporation, CITE Koriwasi, Cooperative Housing Foundation or CHF, Asociacion para el Desarrollo Rural de Cajamarca or ASPADERUC, Asociacion para el Desarrollo Forestal or ADEFOR, Camara Regional de Turismo or CARETUR, FONDO EMPLEO, Antares, Asociacion para el Desarrollo Local or ASODEL, Foncreagro, Cenfotur and Aprec, among others. In 2006, Yanacocha invested up to US$24 million in its social development programs, including the Conga project.

      In 2006, Yanacocha invested US$5.5 million in educational infrastructure at the Davey school and US$1.7 million for road improvements. Yanacocha also invested US$6.9 million in development projects for rural areas, including community capacity building, agriculture, health, education and other projects. In addition, Yanacocha invested $9.3 million in mitigation programs in areas such as Tual, La Quinua, La Shacsha, La Ramada, Lagamarca and Granja Porcon.

      Since 1993, Yanacocha has invested nearly US$79 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs.

Security

      Yanacocha has 50 security employees on its payroll and one expatriate. In addition there is a contracted security force of over 375 persons assigned to rotating shifts. Distribution of payroll security personnel includes six persons with respect to the processing plant, one person with respect to its headquarters in Lima and one person with respect to the road to the coast. The distribution of the contracted security force is throughout the site, at access points, offices and residential areas in Cajamarca and at check point 0 on the road to the coast. In addition to the standing posts, there is a rapid response force of 18 persons per shift. No terrorist incidents have been recorded against Yanacocha's personnel or property at its mining operations or at its headquarters in Lima.

Mining and Processing Concessions

      Yanacocha's exploration activities encompass 282,079 hectares covered by 411 mining concessions. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 109,964 hectares to Yanacocha, which are covered by 163 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years (with the exception of one contract that has an initial term of 30 years) and expiring in 2012, 2014, 2015, 2018, 2021, 2024, 2025, 2026 and 2035, that are renewable at Yanacocha's request for an additional 20-year term. Chaupiloma has not yet assigned 100 hectares covered by one mining concession to Yanacocha. Approximately 22 percent of the mining concessions that have been assigned by Chaupiloma to Yanacocha were claimed prior to 1991. Chaupiloma is owned 40 percent by Newmont Peru and 60 percent by Minera Condesa and Cedimin.

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

      The Carachugo and San Jose mining facilities are located on the mining concessions of Chaupiloma Tres, Chaupiloma Cuatro and Chaupiloma Cinco; the Maqui Maqui mining facility is located on the mining concessions of Chaupiloma Seis and Chaupiloma Doce; the Cerro Yanacocha mining operation is located on the Chaupiloma Uno, Chaupiloma Dos and Chaupiloma Tres mining concessions; the La Quinua mining facility is located on the Chaupiloma Dos, Chaupiloma Once, Chaupiloma Veintiuno, Chaupiloma Cuarentidos, Chaupiloma Cincuenticuatro, Mirtha III, La Providencia, Chaupiloma Trece, Chaupiloma Veintiuno A2 and El Sol No. 4 mining concessions; and the Calera China Linda mining operation is located on the Claudina Ocho mining concession. Yanacocha currently conducts mining activities at Cerro Yanacocha, La Quinua and Calera China Linda.

      Yanacocha pays a royalty fee to Chaupiloma of 3 percent of the net sale value of all ore extracted from these mining concessions after deducting refinery and transport costs for the right to mine five of the mining concessions. For 2006, Yanacocha paid royalties of US$48.5 million to Chaupiloma. The mining concession not yet assigned to Yanacocha will be assigned to Yanacocha by Chaupiloma on comparable terms.

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

      Yanacocha has been actively pursuing the acquisition of the land surface rights or obtaining easements relating to land positions containing prospective geological exploration target sites, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to 13,927 hectares of the surface land covering its Carachugo, Chaquicocha, Maqui Maqui, Haussing, Laboratorio, Linea de Alta Tension, Presas, Museo, Sorpresa Mishacocha, San Jose, Cerro Yanacocha and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit and Calera China Linda.

      In addition, as of December 31, 2006, Yanacocha had acquired 22,953 hectares, including 5,053 hectares of surface rights with respect to the Minas Conga deposit, 3,572 hectares for the San Cirilo and Las Lagunas prospects at Solitario, and 419 hectares for future land swaps. See "--The Company--History and Development".

                                           Hectares as of                Hectares Acquired   Total Hectares as of
              PROJECT                    December 31, 2005   Exchanges         in 2006         December 31, 2006
--------------------------------------   -----------------   ---------   -----------------   --------------------
Carachugo - San Jose - Chaquicocha ...        3,347.61             --           114.74             3,462.35
Cerro Quilish - Cerro Negro ..........        2,806.64             --            19.24             2,825.88
Calera China Linda ...................          256.60             --            90.69               347.29
Haussing .............................           10.89             --               --                10.89
La Quinua ............................        2,741.46             --            76.12             2,817.58
Laboratorio ..........................            0.10             --               --                 0.10
Las Lagunas ..........................        1,674.78             --               --             1,674.78
Linea de Alta Tension ................            0.01             --               --                 0.01
Maqui Maqui ..........................        1,957.23             --               --             1,957.23
Minas Conga ..........................        4,617.98             --           435.45             5,053.43
Presas ...............................          196.72             --               --               196.72
San Cirilo ...........................        1,299.98             --           596.79             1,896.77
Terrenos para canjes .................          336.88         (18.36)          100.98               419.50
Cerro Yanacocha ......................        2,084.14             --            51.17             2,135.31
Museo ................................              --             --             8.56                 8.56
Sorpresa Mishacocha ..................              --             --           146.38               146.38
                                             ---------         ------         --------            ---------
TOTAL ................................       21,331.02         (18.36)        1,640.12            22,952.78
                                             =========         ======         ========            =========

NOTE:

From the 336.88 hectares reported through December 31, 2005, 18.36 hectares have been delivered by permuting, leaving a total of 318.52 hectares. In 2006, a total of 104.33 hectares were acquired, of which 3.35 hectares have been delivered by permuting, leaving 100.98 hectares. As of December 31, 2006, we had a total of 419.50 hectares for exchange.

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

      Yanacocha is required to submit certain documentation with respect to its plans and operations for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture and the Ministry of Health. Yanacocha is required to file and obtain approval of an EIS for each of its mining operations before being authorized to operate such mine. EISs for the Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant have been approved. Pursuant to current Peruvian regulations, Yanacocha also submits supplemental EISs each time a project's production rate or disturbed area used is expanded by more than 50 percent. In 2006, Yanacocha filed an EIS to expand its operations at the Yanacocha and La Quinua areas. After an EIS is approved and construction activities are initiated, a governmental-accredited environmental auditing firm is required to audit the operation three times per year. Each of the Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant has been and continues to be audited as required with no significant pollution problems identified.

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

Financing Activities

      On July 27, 2006, Yanacocha issued US$100 million in bonds in the Peruvian capital markets under a US$200 million bond program approved by the Peruvian securities regulatory authority. The bonds are held by various Peruvian entities, including pension funds, mutual funds, government funds and insurance companies. The issuance was comprised of US$42 million in floating rate notes bearing interest at LIBOR plus 1.4375% and US$58 million in fixed rate notes bearing interest at 7.0%. The bonds have a four-year grace period and amortize quarterly over six years. The bonds are unsecured and are non-recourse to both Newmont and us. Funds generated from the issuance will be used by Yanacocha primarily for capital expenditures.

      On May 19, 2006, Yanacocha entered into a US$100 million bank facility with a syndicate of Peruvian commercial banks, comprised of Banco de Credito del Peru, BBVA Banco Continental and Banco Wiese Sudameris (now Scotiabank Peru). Quarterly repayments began in May 2007 with final maturity on May 2014. Borrowings under the facility bear interest at a rate of LIBOR plus 1.875%. The loan is non-recourse to both Newmont and us.

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

      Pursuant to the Shareholders Agreement among Newmont Second, Condesa, Compagnie Miniere Internationale Or S.A. and IFC, dated as of August 16, 1993, as amended by a General Amendment Letter, dated August 17, 1994, any member of the Executive Committee of Yanacocha who wishes to propose that Yanacocha's Executive Committee authorize Yanacocha to take a Significant Action (as defined below) must (i) give written notice to each partner of such proposal prior to consideration thereof at a meeting of the Executive Committee and (ii) refrain from voting to approve such Significant Action until (x) the Executive Committee has received the consent of 80 percent of the partners of Yanacocha (a partner is deemed to have consented if no objection is received from such partner within 30 days after being notified) or (y) the Executive Committee has received the consent of at least 51 percent of the partners of Yanacocha and 45 days have elapsed since the member of the Executive Committee who proposed the Significant Action has responded in writing to objections received from objecting partners. "Significant Action" means (i) a disposal or sale of more than 20 percent by value of Yanacocha's fixed assets, (ii) any planned shutdown or cessation of Yanacocha's mining activities that is planned to last for more than one year,
(iii) any capital expenditure by Yanacocha exceeding US$20 million, (iv) any disposal or sale by Yanacocha of the mining rights covered by certain concessions or (v) the approval of the construction of a project in the area owned by Yanacocha (other than the Carachugo mine and processing facilities).

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

Legal Proceedings

      Choropampa. In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles southwest of the Yanacocha mine. Elemental mercury is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Nuevos Soles (approximately US$0.5 million) to the Peruvian government. Yanacocha has entered into settlement agreements with a number of individuals impacted by the incident. In addition, as compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident. Yanacocha cannot predict the amount of additional expenditures related to this matter.

      Yanacocha, various wholly-owned subsidiaries of Newmont and other defendants have been named in lawsuits filed by over 1,100 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Court for the State of Colorado. These actions seek compensatory and punitive damages based on claims associated with the elemental mercury spill incident. In February 2005, Yanacocha and the various Newmont defendants answered the complaint in the Denver District Court. The parties in these cases have agreed to submit these matters to binding arbitration.

      Additional lawsuits related to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits have previously entered into settlement agreements with Yanacocha prior to filing such claims. In September 2006, the Peruvian Supreme Court issued contradictory opinions on the validity of these settlements agreements. Subsequent lower court decisions have upheld the validity of these settlements agreements, discharging a number of lawsuits. In 2005, Yanacocha entered into settlement agreements with approximately 350 additional plaintiffs.

      Neither we nor Yanacocha can reasonably predict the final outcome of any of the above-described lawsuits.

      Conga. Yanacocha is involved in a dispute with the Provincial Municipality of Celendin regarding the authority of that government body to regulate the development of the Conga ore deposit. In the fourth quarter of 2004, the Municipality of Celendin enacted an ordinance declaring the area around Conga to be a mining-free reserve and naturally protected area. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas and deny the rights granted to Yanacocha's mining concessions. Based on legal precedents established by Peru's Constitutional Tribunal, it is reasonable to believe that Yanacocha's mining rights will be upheld.

      Yanacocha has carefully evaluated the social issues and dynamics of the communities in and around the area of Conga. Yanacocha has engaged in extensive community and external affairs efforts at this early stage of the Conga project. It is Yanacocha's current assessment is that a significant percentage of the population in the communities immediately surrounding the Conga area support the project. Yanacocha will continue to engage actively with these communities during the process of permiting the project and will expand its outreach efforts to communities in the surrounding region. It will continually monitor and evaluate conditions in the area and any resulting impact on Yanacocha's ability to successfully permit and develop the Conga deposit.

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

      In July 2004, Yanacocha obtained the approval of its EA by the MEM, and was granted an exploration permit for Cerro Quilish. Although exploration activities began in July 2004, exploration activities were suspended on September 2, 2004 due to public opposition, which included a sustained blockade of the road between the City of Cajamarca and the mine site. Yanacocha suspended all drilling activities at Cerro Quilish and, at the request of Yanacocha, the Cerro Quilish drilling permit was revoked in November 2004. In December 2004, Yanacocha removed the Cerro Quilish gold deposit from its proven and probable reserves.

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

General Manager/Management Agreement

      The Yanacocha By-Laws provide that the Yanacocha Partners' Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha's Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru's duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha's Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months' prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2006, Yanacocha accrued fees of US$5.2 million owed to Newmont Peru and its affiliates under the Management Contract.

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

Property, Plants and Equipment

Our Property

Introduction

      We operate six mines: Julcani, Recuperada, Uchucchacua, Orcopampa, Antapite and Ishihuinca. We also have controlling interests in two mining companies which operate the Shila-Paula and Colquijirca mines. We also own an electric power transmission company, an engineering services consulting company and have minority interests in several other mining companies including a significant ownership interest in Yanacocha and Cerro Verde. See "--The Company--Organizational Structure" and "--Intermediate Holding Companies, Subsidiaries and Equity Participations". Set forth below is a map of our principal mining operations as of May 31, 2007.

                                [GRAPHIC OMITTED]

      Effective March 2001, we temporarily suspended operations and decided to discontinue exploration efforts at the Recuperada mine and, as a result, all activity at the mine was temporarily suspended. In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in the price of metals. In February 2006, the exploitation process in the Recuperada Mine resumed due to the significant increase in the price of metals and reserves in the Esperanza, Camucha and Teresita veins. Until March 30, 2002, we held, indirectly through Condesa and Cedimin, a 100 percent interest in Minera Huallanca. On such date, we transferred this interest to BHL-Peru S.A.C. through the sale of all of our shares in Minera Huallanca for US$2 million. As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin. As a result of the merger, our interest in Cedimin increased from
0.0009 percent before the merger to 44.83 percent after the merger, and Condesa's interest in Cedimin decreased from 99.9991 percent before the merger to 55.17 percent after the merger. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Mineras Aureas, which had a 49 percent interest in Minera Paula. As a result of this acquisition, Minera Paula became wholly owned by us. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities. On August 22, 2006, we purchased approximately 22 percent of the outstanding shares of Inminsur from minority shareholders, which resulted in our acquisition of a 100% controlling interest in Inminsur. In December 2006, Inminsur merged with and into us.

      Our mining operations are located throughout Peru. Our Julcani mine is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. Our Uchucchacua mine is located in the province of Oyon in the department of Lima, approximately 265 kilometers northeast of the city of Lima. Our Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima. Our Recuperada mine is located in the province of Huancavelica, in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. Our Ishihuinca mine is located in the province of Caraveli in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima. Our Antapite mine is located in the province of Huaytara in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima. The Shila mine, which is operated by one of our wholly owned subsidiaries, is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima and 100 kilometers south of our Orcopampa mine. The Paula mine, which is operated by one of our wholly owned subsidiaries, is located in the province of Castilla, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mine, and as of January 1, 2005, Paula's operating data has been consolidated with Shila's operating data. The Colquijirca mine, which is operated by one of our majority-owned subsidiaries, is located approximately 285 kilometers east of Lima and 10 kilometers south of the city of Cerro de Pasco. The Yanacocha mine, in which we have a 43.65 percent interest, is located in the province and department of Cajamarca, approximately 900 kilometers north of Lima. The Cerro Verde mine, in which we have a 18.50% percent interest as of May 31, 2007, is located in the department of Arequipa.

Operating Properties

Orcopampa

      The Orcopampa mine is wholly owned and operated by us. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which was renewed in September 2003 and expires in 2043, stipulates a payment from us equal to 10 percent of production value, subject to certain conditions. Operations started in the Orcopampa mine in 1965. In 2006, we made lease payments of US$12.3 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins. In December 1996, Orcopampa S.A., then owner and operator of the Orcopampa mine, merged into us. As a result of the merger, Orcopampa S.A. assigned, and we assumed, the right to the mining concessions of Orcopampa. At December 31, 2006, the net total fixed assets of Orcopampa were approximately US$40.8 million.

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

      Until February 2004, flotation concentrates were exported to different smelters around the world, while gravity concentrates continued to be treated at Los Volcanes, a small cyanidation plant located next to the Orcopampa mill which has been in operation since 1989. Until the end of 2001, Los Volcanes produced gold/silver electrolytic precipitates which were smelted and refined in Lima and then sold to Johnson Matthey. During the second half of 2001, we installed a Merrill-Crowe circuit and a smelter which began operations in December of that year, allowing us to produce dore bars from the gold and silver precipitate produced in the cyanidation plant of Los Volcanes.

      Positive results of exploration conducted in the Nazareno and Prometida veins, changes in the characteristics of the ore and results from metallurgical tests performed in 2002 have suggested the replacement of the flotation process with direct cyanidation of the ore. In January 2003, we initiated construction of a cyanidation circuit which commenced operations on a continuous basis in March 2004 and therefore eliminated the production of flotation concentrates. The cyanidation circuit includes a 70 foot thickener from which a gold rich solution is obtained and sent to the Merrill-Crowe unit for gold precipitation, six agitator tanks to which cyanide and activated carbon are added (Carbon in Leach process), and a carbon desorption circuit which includes an electrolytic cell for the recovery of gold and silver as precipitate. The Electrolytic and Merrill-Crowe precipitates are smelted into dore bars prior to shipment.

      In June 2006, we engaged a metallurgical consultant to evaluate the possibility of installing a pressure leach circuit for the pre-treatment of gold ore from Poracota prior to cyanidation next to the Orcopampa plant. After a careful evaluation and review of all of the data available, we decided to continue with the project and engaged Aker Kvaerner Metals, Inc., an engineering firm located in Tucson, Arizona, to perform a Front End Engineering study, or FEE. Depending upon the results of the FEE, which is due to be completed in November 2007, we will determine whether to install a pressure leach circuit, which would allow us pre-treat approximately 500 metric tons of gold ore per day from Poracota.

      Electric power is generated and supplied by a 3,900 kw hydroelectric plant and power line, connected to the Peruvian national electricity grid on September 12, 2002, owned by us and, when water is scarce, it can be provided by a 3,976 kw diesel generator. Water for operations at Orcopampa is obtained from a lake and three rivers.

      In 2006 we continued exploration activities in the Nazareno vein, and 43 drill holes explored in the western and eastern section of the vein confirm that economically viable mineralization extends over that area. Another 13 drill holes explored in the eastern part of the Prometida vein indicate good ore shoots in both the Prometida and Nazareno veins. In addition, the exploration of the Prometida and Nazareno veins has led to the discovery of new mineral reserves and, in 2005, mineral reserves increased 16.6 percent in gold content reaching 1,137,215 DST of mineral with a minimum grade of 0.68 ounces of gold per short ton and 0.27 percent ounces of silver per short ton with a metallic content of 773,306 ounces of gold. To facilitate ventilation and access to the eastern region of Prometida, where ongoing reserve measurement and estimation efforts are being carried out, we finished construction of the "Mario" ramp. In addition, we have commenced construction of three additional ramps to facilitate access to ore reserves and resources at the 3,590 and 3,990 levels

      Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine's production.

                                           Year Ending December 31,(1)
                                 -----------------------------------------------
                                   2002      2003      2004      2005      2006
                                 -------   -------   -------   -------   -------
Mining Operations:
  Ore mined (ST)                 350,951   393,210   431,241   461,091   467,953
  Average gold grade (oz./t)       0.527     0.504     0.518     0.530     0.564
  Average silver grade (oz./t)      0.13      0.20      0.34      0.30      0.24
  Average copper grade                --        --        --        --
Production:
  Gold (oz.)                     160,017   180,725   211,388   233,182   254,631
  Silver (oz.)                    28,378    63,135    97,359    86,080    81,005
  Copper (ST)                         --        --        --        --
  Recovery rate (gold) (%)          86.5      86.5      93.7      95.4      96.0
  Recovery rate (silver) (%)        62.2      77.3      64.9      63.1      64.1

----------
(1)   Incorporates losses for mining dilution and recovery.

      The increase in 2002 and 2003 gold production was mainly due to our exploration activities in the Nazareno vein and the exploration of the Prometida, Prosperidad and Lucy Piso veins. In 2004, the increase in gold production is primarily due to a considerable increase in the recovery of gold. The slight increase in gold production in 2006 compared to the previous year was due to an increase in total run of mine ore treated at the plant, a slightly higher grade of gold in the feed and an increase in the recovery of gold.

Uchucchacua

      The Uchucchacua mine is wholly owned and operated by us. Operations started in 1975, and Uchucchacua is currently our largest producer of silver. At December 31, 2006, total estimated reserves were 74,301,451 ounces of silver, 90,744 DST of lead and 130,104 DST of zinc. The net total fixed assets of Uchucchacua were approximately US$34.2 million.

      Uchucchacua is located in the province of Oyon in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. Access is by an unpaved road, 145 kilometers in length, which connects to the Pan American highway.

      Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill, which has a rated capacity of 2,500 DST per day since October 2006 and which had a 94.08 percent utilization rate in 2006, utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate.

      Electric power is generated by a 3,400 kw hydroelectric plant that we own and by a 3,025 kw diesel generator. We utilize a power line connecting Uchucchacua to the Peruvian national electricity grid and has electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes.

      In 2001, we started construction to deepen the Luz shaft for the purpose of improving the extraction and transportation infrastructure of the mine. Construction continued in 2002 and we commenced operation of the Luz shaft in July 2003. During 2003, we completed the construction of a new 1.7 kilometer drainage tunnel, the Paton tunnel, which measures 4.5 kilometers from a point close to Lake Paton up to the main shaft and serves to explore the veins of the Plomopampa and Casualidad zones. On December 6, 2003, the Paton tunnel was connected to the Carmen mine. In addition to facilitating drainage, the Paton tunnel also improves ventilation and the output of hydroelectric power, reducing electric energy purchased from the national grid for pumping and ventilation by
7.2 MWH, electric energy generation by 1.6 MWH and decreasing the use of fuel-driven generator sets at peak hours. The implementation of the tunnel results in an annual savings of US$1 million.

      At the end of 2003, we commenced evaluating the possibility of recovering the silver values still contained in the final tails produced in the concentrator plants. Metallurgical investigations indicated that an additional five to eight percent of the silver value could be recovered by a cyanide leach of a silver bearing pyrite concentrate previously obtained by flotation of the final tails. Further metallurgical evaluations performed during 2004 indicated that cyanide leaching is very effective when applied to a bulk zinc-silver concentrate obtained by flotation of the lead-silver final tails flotation circuit. After cyanidation, a zinc concentrate may still be produced from the cyanidation residue. Due to encouraging results in the last quarter of 2004, we commenced engineering studies and the construction of a 300 metric tons per day cyanidation circuit, which is designed to treat both pyrite and bulk zinc-silver concentrates.

      The new cyanidation plant commenced operations on a trial basis in June 2006 and became fully operational by September 2006. From June to December 2006, the cyanidation plant produced 181,482 ounces of silver. Due to an increasing amount of ore coming from the Socorro mine, the feed to the cyanidation plant came from a silver bearing pyrite concentrate obtained by flotation of the final tails.

      During the third quarter of 2005, samples of an oxide ore located in the upper levels of the mine were tested for cyanidation and indicated that the silver contained in this ore can be successfully leached by cyanidation. Based on these results, we have decided to install a crushing and grinding circuit for the comminution of the oxide ore and new leaching tanks and filters. The oxide circuit commenced operations in October 2006. Total silver production in the oxide circuit was 36,590 ounces for the year ended December 31, 2006.

      Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine's production.

                                                    Year Ending December 31,(1)
                                    ----------------------------------------------------------
                                       2002        2003        2004        2005         2006
                                    ---------   ---------   ---------   ----------   ---------
Mining Operations:
  Ore mined (ST) ................     744,690     747,190     795,036      813,220     810,280
  Average silver grade (oz./t) ..       16.94       17.20       16.79        16.93       16.04
  Average zinc grade (%) ........        1.53        1.40        1.48         1.39        1.24
  Average lead grade (%) ........        1.19        1.09        1.13         1.12        1.06
Production:
  Silver (oz.) ..................   9,387,091   9,575,605   9,832,393   10,213,794   9,692,300
  Zinc (ST) .....................       7,759       6,216       7,477        6,553       5,225
  Lead (ST) .....................       7,718       7,218       8,042        8,067       7,718
  Recovery rate (silver) (%) ....        74.4        74.4       73.67        74.20       74.50

----------
(1)   Incorporates losses for mining dilution and recovery.

      The decrease in silver production in 2006 compared to the previous year was mainly due to a decrease of 0.89 ounces of silver per ton in the ore fed to the mill.

      The decrease in silver production in 2006 compared to the previous year was mainly due to a decrease of 0.89 ounces of silver per ton in the ore fed to the mill.

Julcani

      The Julcani mine is wholly owned and operated by us. We acquired Julcani in 1953 as our first operating mine. In November 1999, due to the depletion of gold and silver reserves, we were forced to suspend production in Julcani and carry out exploration activities only. In 2000, we started to carry out the actions required by the Environmental Shutdown Plan, or Plan de Cierre Ambiental, and undertook only limited efforts primarily in the Herminia zone in 2001. As a result, ore mined in the Herminia zone was primarily milled to produce copper and lead concentrates until 2003. In 2003, we initiated an exploration program in the Acchilla area. In 2004, we continued the exploration and initiated exploitation of ore with positive results. At December 31, 2006, total estimated ore reserves were 221,775 DST with 21.8 ounces of silver and 1.8 percent of lead per short ton. At December 31, 2006, the net total fixed assets of Julcani were approximately US$0.9 million

      Julcani is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level. Access is by a 195 kilometer unpaved public road, which connects to a paved public road and an airstrip.

      Run of mine ore is processed in a concentrator plant located 50 meters from the mine entrance. The ore is crushed and ground, and bulk flotation is used thereafter to obtain a silver-gold-lead concentrate. The plant has a rated capacity of 300 DST per day and had a 72.1% percent utilization rate in 2006.

      Electric power is generated by three Conenhua hydroelectric plants. Power generation capacity from these plants is 800 kw (Huapa), 1,200 kw (Tucsipampa) and 760 kw (Ingenio), respectively. We also rely on the Peruvian national electricity grid through Electro Peru, Peru's national electric utility, for its remaining electrical power. Water for operations of Julcani is obtained from a creek, two springs and a lake.

      Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine's production.

                                                Year Ending December 31,(1)
                                   -----------------------------------------------------
                                     2002      2003       2004        2005        2006
                                   -------   -------   ---------   ---------   ---------
Mining Operations:
  Ore mined (ST)                    61,500    37,650      58,900      73,700      80,450
  Average gold grade (oz./t)         0.021     0.016       0.002       0.002       0.001
  Average silver grade (oz./t) .     15.28     15.33       18.50       18.80       18.80
  Average lead grade                  0.49      0.83        1.68        2.02        2.10
  Average copper grade (%)            0.51      0.40        0.17        0.13        0.14
Production:
  Gold (oz.)                           820       415          59          40       26.14
  Silver (oz.)                     833,481   526,516   1,019,743   1,302,596   1,417,666
  Lead (ST)                             77       225         854       1,308       1,529
  Copper (ST)                          271       104          83          82         100
  Recovery rate (gold) (%)            63.5      68.9        50.7        35.8        25.2
  Recovery rate (silver) (%)          88.7      91.2        93.7        94.0        93.8

----------
(1)   Incorporates losses for mining dilution and recovery.

      The significant increase in silver production in 2006 was mainly due to a
9.2 percent increase in run of mine ore treated in the plant.

Recuperada

      The Recuperada mine is wholly owned and operated by us. Effective March 2001, we temporarily suspended operations and discontinued exploration efforts at the Recuperada mine. In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in ore reserves as well as the rising price of metals. In February 2006 we initiated mining operations. At December 31, 2006, the net total fixed assets of Recuperada were approximately US$1.2 million.

      Recuperada is located in the province of Huancavelica, in the department of Huancavelica, approximately 540 kilometers southeast of Lima at an altitude of between 4,300 and 4,800 meters above sea level. Access is by a 242 kilometer unpaved public road, which connects to the Pan American highway.

      Set forth below are certain unaudited operating data for the periods shown for Recuperada, calculated on the basis of 100 percent of the mine's production.

                                         Year Ending December 31,
                                   -----------------------------------
                                   2002   2003   2004   2005     2006
                                   ----   ----   ----   ----   -------
Mining Operations:
  Ore mined (ST)................    --     --     --     --     72,200
  Average silver grade (oz./t)..    --     --     --     --       7.32
  Average lead grade............    --     --     --     --       2.72
  Average zinc grade (%)........    --     --     --     --       4.75
Production:
  Silver (oz.)..................    --     --     --     --    478,129
  Lead (ST).....................    --     --     --     --      3,039
  Zinc (ST).....................    --     --     --     --       87.5

Colquijirca

      The Colquijirca mine is wholly owned by El Brocal. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. As of December 31, 2002, we held a 59.02 percent interest in Inversiones Colquijirca and a 32.83 percent interest in El Brocal's mining properties. Other unrelated mining investors hold the balance of the share capital of Inversiones Colquijirca. In January 2003, El Brocal conducted a US$1 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit's copper resources. We participated in this capital share increase by exercising its and Teck Cominco's interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. Currently, our interest in Inversiones Colquijirca is 61.42 percent.

      In addition, as a result of the stock dividends, which in the aggregate were equivalent to S/.2.9 million, distributed by us in November 2002 in the form of El Brocal shares, Sociedad Minera El Brocal S.A.A. became a sociedad anonima abierta (open stock company) in 2003. Total reserves as of December 31, 2006 were 14,098,417 DST with a silver content of 2.14 ounces per DST, 5.91% of zinc and 1.87% of lead. At December 31, 2006, the net total fixed assets of El Brocal were approximately US$37.9 million.

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

      Mining is conducted through the open-pit method. El Brocal's zinc concentrate typically contains 50 percent zinc, while its lead concentrate typically contains 60 percent lead. The concentrates are sold locally and also exported to Europe and Asia (primarily Korea and China) for refining. The capacity of the concentration has been increased to 4,000 tons per day, having processed a total of 1,631,668 ST of ore, thereby meeting the established program. The mill had a 100 percent utilization rate in 2006. The Colquijirca mine primarily relies on a power line, connected to the Peruvian national electricity grid in November 2002, for its electrical power.

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

      Set forth below are certain unaudited operating data for the Colquijirca mine calculated on the basis of 100 percent of the mine's production.

                                                           Year Ending December 31,(1)
                                           ----------------------------------------------------------
                                              2002        2003        2004        2005        2006
                                           ---------   ---------   ---------   ---------   ----------
Mining Operations:
  Ore mined (ST) .......................   1,322,942   1,409,104   1,492,569   1,513,964    1,631,668
  Average silver grade (oz./t)
                                                2.59        2.93        3.23        3.96         8.17
  Average zinc grade (%)
                                                5.94        5.55        5.82        5.95         5.90
  Average lead grade (%) ...............        2.24        2.32        2.89        2.89         3.31
Production:
  Silver (oz.) .........................   2,420,034   2,895,735   3,399,130   4,394,940   10,269,511
  Zinc (ST) ............................      60,968      61,733      63,448      62,997       72,422
  Lead (ST) ............................      19,484      21,766      27,069      26,244       33,408
  Recovery rate (silver) in zinc (%) ...       28.07       26.67       26.07        25.3        23.61
  Recovery rate (zinc) (%) .............       77.63       78.89        73.0        69.9        75.18
  Recovery rate (silver) in lead (%) ...       42.71       43.49       44.46        48.0        53.39
  Recovery rate (lead) (%) .............       65.85       66.50       62.82        60.0        61.88

----------
(1)   Incorporates losses for mining dilution and recovery.

      The significant increase in silver production in 2006 was mainly due to a
7.77 percent increase in run of mine ore treated in the mill and an increase of
106.3 percent of the silver grade in the feed.

Ishihuinca

      In 1985, we purchased 51.0 percent of Inminsur, the owner and operator of the Ishihuinca mine. As a result of subsequent purchases of shares of Inminsur, we currently own 100 percent of Inminsur. Inminsur has leased the rights to the mining concessions of Ishihuinca from a third party. The lease agreement, which expires in 2015, stipulates payment by Inminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold. In 2006, Ishihuinca paid US$0.83 million in royalties. At December 31, 2006, the net total fixed assets of Ishihuinca were approximately US$1.3 million.

      The Ishihuinca mine is located in the province of Caraveli in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level. Access is by the Pan American highway.

      Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at Ishihuinca. The mill, which has a rated capacity of 181 DST per day and which had a 83.4 percent utilization rate in 2006, utilizes bulk flotation and gravity concentration processes. The bulk flotation process produces a copper/gold concentrate, which is sold to a local mineral broker, and a gold bearing pyrite concentrate which is leached with cyanide in agitator tanks. The gravity concentrates, from the gravity concentration processes, are treated by cyanidation in vats. The dissolved gold obtained from the cyanidation of the gold bearing pyrite concentrate and gravity concentrate is precipitated on zinc dust (Merrill-Crowe process) and the resulting precipitate is refined in Lima and then sold to Johnson Matthey. The mill at the Ishihuinca mine was last modernized and expanded to operate at its current capacity in 1993.

      Electric power is generated by three electric generators, with a capacity of 709 kw, 804 kw and 800 kw, respectively. Water for operations at Ishihuinca is obtained from nearby wells.

      Exploration conducted in 2002 and 2003 indicated economically viable mineralization at Ishihuinca, suggesting that, although ore deposits at the mine seemed depleted, it may still contain reserves that warrant aggressive exploration. In 2003, we initiated an exploration program in the Cordova area, located 2 kilometers north of our Ishihuinca operations with positive results. In 2004, we identified the Prolongacion Cordova vein in the Cordova area with underground workings of 2,110 meters and an estimated 5,765 metric tons at 14.56 grams per ton of gold with an average thickness of 0.85 meters. In 2005, we continued exploration of the Prolongacion Cordova vein in the Cordova area with underground workings of 2,158 meters and an estimated 20,015 metric tons at
13.49 grams per ton of gold with an average thickness of 0.90 meters. During 2006, we continued exploration efforts in the Cordova area, primarily on the Prolongacion Cordova vein and an estimated 16,465 metric tons at 17.60 grams per ton of gold. In 2007, we intend to realize 3,500 meters with diamond drill holes in the Cordova area and other close mineralized structures.

      Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine's production.

                                         Year Ending December 31,(1)
                                 ------------------------------------------
                                  2002     2003     2004     2005     2006
                                 ------   ------   ------   ------   ------
Mining Operations:
  Ore mined (ST)..............   38,416   57,463   60,213   65,435   66,705
  Average gold grade (oz./t)..    0.480    0.508    0.474    0.436    0.377
  Average copper grade (%)....     0.31     0.41    0.345     0.40     0.33
Production:
  Gold (oz.)..................   15,694   25,287   24,505   23,911   21,020
  Copper (ST).................       89      194      169      198      141
  Zinc (ST)...................       --       --       --       --
  Lead (ST)...................       --       --       --       --
  Recovery rate (gold)  (%)...    85.11    86.62    85.80     83.7     83.3

----------
(1)   Incorporates losses for mining dilution and recovery.

      The slight decrease in the production of gold in 2006 compared to the previous year was mainly due to a 13.5 percent decrease in the gold grade in the feed and a lower recovery rate.

Antapite

      The Antapite mine is wholly owned by us. We leased the mine until July 2015 to Inminsur, our wholly owned subsidiary. Prior to our acquisition of a 100% controlling interest in Inminsur in August 2006, Inminsur paid us a 10 percent royalty based on revenue of the Antapite mine. The royalty payment for the year ended December 31, 2006 was US$4.39 million. At December 31, 2006, the net total fixed assets of Antapite were approximately US$18.3 million.

      Antapite is located in the province of Huaytara, in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level. The mine is accessed primarily by the Pan American Highway and local roads. The Antapite mine consists of 20,800 hectares and Inminsur has identified epithermal vein gold deposits containing an estimated 400,000 tons of gold ore, with average grades of 0.5 ounces per ton. The Zorro Rojo and Reyna veins are the main source of ore reserves and mining efforts are focused on these veins. Inminsur has initiated exploration of the Pampenita and Antapite veins, which run parallel and close to the Zorro Rojo vein, and is also conducting exploration to confirm the presence of important drill intersections in the Reyna vein located two kilometers from the Zorro Rojo vein.

      In 2006, exploration efforts were centered on the Zorro Rojo and Reyna areas and consisted mainly of underground workings and diamond drill holes. Total calculated ore reserves as of December 31, 2006 were 466,135 DST with
0.343 ounces of gold.

      Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a cyanidation plant located at Antapite. The plant, which was completed in June 2001 with capacity for 272 DST per day, has increased its capacity to 408 DST per day since May 2003. The plant had a
98.3 percent utilization rate in 2006.

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

                                              Year Ending December 31,(1)
                                    -----------------------------------------------
                                      2002      2003      2004      2005      2006
                                    -------   -------   -------   -------   -------
Mining Operations:
  Ore mined (ST).................   121,161   155,494   179,785   179,873   179,820
  Average gold grade (oz./t).....      0.60      0.59      0.57      0.60      0.60
  Average silver grade (oz./t)...      1.33      0.94      0.74      0.81      0.65
Production:
  Gold (oz.).....................    72,380    84,361    97,137   103,931   103,370
  Silver (oz.)                       98,121    91,492    86,162   102,222    83,258
  Recovery rate (gold) (%).......      92.9      91.8      94.4      95.9      96.6
  Recovery rate (silver) (%).....      60.0      62.5      64.5      70.4      71.2

----------
(1)   Incorporates losses for mining dilution and recovery.

Shila

      Minera Shila S.A.C., or Minera Shila, owned 100 percent of the Shila mining operation and held, directly and indirectly, through Condesa, a 100 percent equity interest in Minera Shila. As of January 2, 2003, Minera Shila merged with and into Cedimin and is no longer a separate legal entity. Cedimin operates the Shila mine, which began production in 1989. As of December 31, 2004, Minera Paula merged with and into Cedimin, and as of January 1, 2005, the Paula mine's operating results have been consolidated with the Shila mine's operating data. At December 31, 2006, the net total fixed assets of the Shila and Paula mining operations were approximately US$5.03 million.

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

      Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at the Shila mine with a rated capacity of 227 DST per day. The mill had an 84.6 percent utilization rate in 2006. The mill utilizes bulk flotation and gravity concentration processes. Gravity concentrates and flotation concentrates are later treated together by cyanidation leaching. The extracted gold and silver values are precipitated using the Merrill-Crowe process and the product from this circuit is sent to the smelter located next to the mill. The dore silver/gold bars are then purchased by Cia de Minas Buenaventura who sends the bars to a refinery in Lima. The refined products are later sold overseas.

      Electric power for Shila is provided by four diesel generators, two with a capacity of 650 kw, one with a capacity of 1,135 kw and one with a capacity of 1,600 kw, and a power line, connected to the Peruvian national electricity grid on April 9, 2003. Water for operations at Shila is obtained from runoff from a snow peak.

      Set forth below are certain unaudited operating data for the periods shown for Shila, calculated on the basis of 100 percent of the mine's production.

                                              Year Ending December 31,(1)
                                    -----------------------------------------------
                                      2002      2003      2004    2005(2)     2006
                                    -------   -------   -------   -------   -------
Mining Operations:
  Ore mined (ST).................    52,015    50,085    41,151    64,050    67,888
  Average gold grade (oz./t).....      0.45      0.38      0.38      0.45     0.418
  Average silver grade (oz./t)...      11.7      13.8      17.5       5.9       3.0
Production:
  Gold (oz.).....................    21,947    17,772    14,086    26,978    26,336
  Silver (oz.)...................   479,415   592,261   587,181   330,184   157,683
  Recovery rate (gold) (%).......     93.35     94.10      90.0        93      92.8
  Recovery rate (silver) (%).....     78.78     85.70      81.3        83      78.6

----------
(1)   Incorporates losses for mining dilution and recovery.

(2) Data for 2005 reflects the consolidation of Paula's operating data has been with and into Shila's operating data.

      The increase in 2005 and 2006 in gold production was mainly due to the consolidation of the Paula mine's operating results into the Shila mine's operating results. The decrease in silver production is mainly due to a sharp decrease of almost 50 percent of the silver grade in the feed.

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

      Set forth below are certain unaudited operating data for Paula, calculated on the basis of 100 percent of the mine's production.

                                    Year Ending December 31,(1)
                                    ---------------------------
                                      2002     2003    2004(2)
                                     ------   ------   -------
Mining Operations:
  Ore mined (ST).................     9,512   14,880    16,831
  Average gold grade (oz./t).....      0.62     0.73     0.645
  Average silver grade (oz./t)...      5.33     4.83      4.83
Production:
  Gold (oz.).....................     6,632   10.867    10,387
  Silver (oz.)...................    54,658   68,914    73,594
  Recovery rate (gold) (%).......     93.40    95.80     94.80
  Recovery rate (silver) (%).....     86.90    91.40     89.00

----------
(1)   Incorporates losses for mining dilution and recovery.

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

      The following table lists the proven and probable ore reserves at December 31, 2006 for each mining operation in which we have at least a 50 percent interest as well as the average grade of such ore, calculated on the basis of 100 percent of each mine's reserves and US$446 per ounce of gold and US$8.50 per ounce of silver.

     Proven and Probable Ore Reserves at December 31, 2006(1)(2)

                      Julcani  Uchucchacua Orcopampa Recuperada Colquijirca Ishihuinca Antapite Shila-Paula(3) Total/Average
                      -------  ----------- --------- ---------- ----------- ---------- -------- -------------- -------------
Ore Reserves (ST) ..   221,775   5,124,693 1,195,030    298,095  14,099,000   18,150    466,135      82,073      21,504,951
Grade:
Gold (oz./t) .......        --          --     0.683         --          --    0.513      0.343       0.386           0.047
Silver (oz./t) .....     21.80       14.50      0.30       7.60        2.14       --         --        2.40            5.21
Copper (%) .........        --          --        --         --          --       --         --          --              --
Zinc (%) ...........      0.30        2.54        --       5.00        5.91       --         --          --            4.55
Lead (%) ...........      1.80        1.77        --       4.40        1.87       --         --          --            1.73

Gold (oz.) .........        --          --   816,205         --          --    9,311    159,884      31,680       1,017,080
Silver (oz.) ....... 4,834,695  74,301,451   358,509  2,265,522  30,171,860       --         --     196,975     112,129,012
Copper (ST) ........        --          --        --         --          --       --         --          --              --
Zinc (ST) ..........       665     130,104        --     14,905     833,251       --         --          --         978,925
Lead (ST) ..........     3,992      90,744        --     13,116     263,651       --         --          --         371,503

----------
(1)   Reserves as stated are diluted and mineable.

(2)   Incorporates losses for mining dilution and recovery.

(3) Reflects the consolidation as of January 1, 2005 of the operating data of Paula with that of Shila.

      Seven underground mines and one open pit mine, Colquijirca, comprise our mining operations. Since establishing a significant amount of reserves in underground mines requires costly and extensive exploration programs, we have, in order to control costs, traditionally pursued an exploration and development program in our mines designed to establish an amount of reserves sufficient to permit the steady production of minerals over an extended period of time. The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of our eight mines for the ten-year period ended December 31, 2006, calculated in each case on the basis of 100 percent of the relevant mine's production.

                          Julcani  Uchucchacua Orcopampa Recuperada Colquijirca Ishihuinca Antapite Shila-Paula(3)    Total
                          -------  ----------- --------- ---------- ----------- ---------- -------- -------------- ----------
Ore mined
  (ST) .................    80,450     810,280   467,954    72,200    1,631,668     66,705  179,820      67,888     3,376,965
Gold produced (oz.) ....        26          --   254,631        --           --     21,020  103,370      26,336       405,383
Average Gold Grade
  (oz./ST) .............     0.001          --     0.564        --           --      0.380    0.600       0.418         0.126
Silver produced (oz.) .. 1,417,666   9,692,300    81,005   478,129   10,269,511         --   83,258     157,683     22179,552
Average silver
  Grade
  (oz./ST) .............     18.80        16.0      0.24      7.32         8.17         --     0.65        3.00          8.52

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

San Jose

      San Jose is a 100-hectare gold deposit, located 1.5 kilometers southwest of the Carachugo pit, that shares the leach pad located at Carachugo. Mining operations at San Jose began in January 1996 using the open-pit mining method. Mining operations at San Jose temporarily ceased during the fourth quarter of 2002 and reopened in 2005 to complete San Jose East. San Jose West is scheduled to commence operations in 2010.

Cerro Yanacocha

      Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 315 hectares. The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit. Operations began in the fourth quarter of 1997 using the open-pit mining method. Cerro Yanacocha includes a carbon column gold recovery plant and a Merrill-Crowe-type processing facility.

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

      The La Quinua mining operation included Cerro Negro, a 15-hectare gold deposit (ultimate pit) which is located six kilometers southwest of the La Quinua pit. Cerro Negro utilized the La Quinua leach pad. Operations began in April 2004 using the open-pit mining method and all solution processing occurred at the Cerro Yanacocha plant following treatment at the La Quinua leach pad and carbon column facility. Mining operations at Cerro Negro ceased in March 2005.

China Linda

      In October 1999, we commenced lime production at the China Linda plant, which is located 12 kilometers to the northeast of the Yanacocha installations, in Cajamarca. Access to the plant from Yanacocha is by a ten kilometer private, unpaved road. We had 100 percent ownership of China Linda until December 19, 2000, at which date the plant became Yanacocha's property pursuant to the unitization of our and Newmont Mining's properties in Northern Peru. In January 2002, Yanacocha took over the operation of the China Linda plant. See "Item 4. Information on the Company--The Company--History and Development". Lime is used in the gold and silver mining process to regulate the alkalinity of the cyanide solutions in the leaching process and for pH control in water treatment applications. Currently, the plant has a production capacity of 63,000 tons of lime per year. Additionally, construction gravel is obtained as a sub-product.

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

      The following table lists Yanacocha's proven and probable reserves and the average grade of ore as of December 31, 2002 through December 31, 2006. The table also includes proven and probable reserves for the districts of Yanacocha and Conga, along with average grade of ore. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$500 per ounce as of December 31, 2006, US$400 per ounce as of December 31, 2005, US$350 per ounce as of December 31, 2004 and US$325 per ounce as of December 31, 2003 and 2002. Conga's copper reserves for 2006 and 2005 were calculated at a price of US$1.00 per pound as of December 31, 2006 and 2005; and for 2004 were calculated at a price of US$0.90 per pound as of December 31, 2004. The districts of Yanacocha's and Conga's proven and probable reserves represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the districts of Yanacocha's and Conga's proven and probable reserves are calculated prior to any losses during metallurgical treatment.

                                     Proven and Probable               Proven and Probable                Proven and Probable
                                        Reserves at                        Reserves at                        Reserves at
                                     December 31, 2006                  December 31, 2005                  December 31, 2004
                              -------------------------------- ---------------------------------- ----------------------------------
                                Tonnage    Average    Ounces                 Average                            Average
                              (thousands    Gold     Contained   Tonnage      Gold       Ounces      Tonnage     Gold       Ounces
                                  of       Grade    (thousands (thousands    Grade     Contained   (thousands    Grade     Contained
                               dry short  (oz./dry      of       of dry     (oz./dry  (thousands     of dry    (oz./dry   (thousands
                                 tons)   short ton)   ounces)  short tons) short ton)  of ounces)  short tons) short ton) of ounces)
                              ---------- ---------- ---------- ----------- ---------- ----------- ------------ ---------- ----------
Maqui Maqui .................      7,013     0.028       198        7,889     0.026         203         5,694     0.025        141
Quecher .....................         --        --        --           --        --          --            --        --         --
Antonio .....................         --        --        --           --        --          --            --        --         --
Cerro Quilish ...............         --        --        --           --        --          --            --        --         --
Cerro Negro .................         --        --        --           --        --          --           253     0.031          8
Carachugo ...................     83,091     0.039     3,231       69,016     0.040       2,763        66,405     0.042      2,777
San Jose ....................      8,225     0.019       160        7,334     0.021         153        10,818     0.020        213
Giuliana ....................      1,415     0.025        36           --        --          --            --        --         --
Cerro Yanacocha .............    179,872     0.028     5,103      208,178     0.033       6,807       257,363     0.032      8,328
La Quinua ...................     83,926     0.020     1,670      214,643     0.027       5,812       275,157     0.027      7,388
Tapado ......................     66,842     0.040     2,661           --        --          --            --        --         --
Corimayo ....................     57,201     0.053     3,019       62,755     0.049       3,074        58,425     0.051      3,006
In process ..................     45,524     0.031     1,413       71,108     0.028       1,968        60,860     0.028      1,685
                               ---------     -----    ------    ---------     -----      ------     ---------     -----     ------
Subtotal Yanacocha/avg ......    533,110     0.033    17,491      640,923     0.032      20,780       734,974     0.032     23,547
Subtotal Minas Conga/avg.* ..    560,447     0.021    11,836      617,787     0.019      11,836       371,110     0.023      8,711
Total/average ...............  1,093,557     0.027    29,327    1,258,710     0.026      32,616     1,106,084     0.029     32,257
                               ---------     -----    ------    ---------     -----      ------     ---------     -----     ------

                                     Proven and Probable               Proven and Probable
                                        Reserves at                        Reserves at
                                     December 31, 2003                  December 31, 2002
                              -------------------------------- ----------------------------------
                                Tonnage    Average     Ounces                Average
                              (thousands    Gold     Contained    Tonnage     Gold       Ounces
                                  of       Grade    (thousands  (thousands    Grade    Contained
                               dry short  (oz./dry      of        of dry    (oz./dry  (thousands
                                 tons)   short ton)   ounces)  short tons) short ton)  of ounces)
                              ---------- ---------- ---------- ----------- ---------- -----------
Maqui Maqui ................          --       --         --         6,054    0.022        131
Quecher ....................       1,128    0.037         43            --       --         --
Antonio ....................       2,186    0.050        109            --       --         --
Cerro Quilish ..............     143,431    0.027      3,855       135,481    0.027      3,690
Cerro Negro ................      20,329    0.032        643        19,034    0.033        626
Carachugo ..................      63,976    0.043      2,762        71,795    0.040      2,898
San Jose ...................       9,475    0.021        198       366,868    0.029     10,807
Cerro Yanacocha ............     311,979    0.031      9,783       419,597    0.027     11,491
La Quinua ..................     372,739    0.025      9,395        21,661    0.056      1,220
Corimayo ...................      54,442    0.054      2,955            --       --         --
In process .................      67,363    0.029      1,966        58,682    0.030      1,742
                               ---------    -----     ------     ---------    -----     ------
Subtotal Yanacocha/avg .....   1,047,049    0.030     31,710     1,099,172    0.030     32,605
Subtotal Minas Conga/avg* ..          --       --         --            --       --         --
Total/average ..............   1,047,049    0.030     31,710     1,099,172    0.030     32,605
                               ---------    -----     ------     ---------    -----     ------

----------
* Minas Conga's proven and probable reserves as of December 31, 2006 include 3,226 million pounds of 0.261 percent grade copper.

     As of December 31, 2006, the Yanacocha District's proven and probable reserves (excluding Conga's proven and probable reserves) were estimated to be
17.49 million ounces of gold, a 15.8 percent decrease from the Yanacocha District's proven and probable reserves as of December 31, 2005, which were estimated to be 20.78 million ounces of gold. The decrease in reserves of gold was mainly due to the depletion of 3.74 million ounces of gold due to mining and reserves revisions of 0.04 million ounces of gold reserves, partially offset by an increase of 0.41 million ounces of gold reserves due to an increase in the price of gold and updated grade and recovery models. As of December 31, 2006 and 2005, Conga's proven and probable reserves were estimated to be 11.84 million ounces of gold and 3.23 billion pounds of copper, a 35.9 percent increase from 2004 gold reserves. The increases in reserves of gold and copper were due to additional drilling in 2005, increases in the prices of gold and copper and a lower processing cost estimates at both Perol and Chailhuagon. As of December 31, 2006, Yanacocha's total proven and probable reserves (including Conga) were estimated to be 29.33 million ounces of gold, representing a 10.1 percent decrease over Yanacocha's total proven and probable reserves as of December 31, 2005, which were estimated to be 32.62 million ounces of gold. Yanacocha's total proven and probable reserves of copper were 3.23 billion pounds as of December 31, 2006 and 2005. Newmont Mining did not quote silver reserves at Yanacocha for the year ended December 31, 2006 due to recovery issues.

     Based on the current recovery rate and estimated gold production levels in 2006, Yanacocha's proven and probable reserves as of December 31, 2006 will be depleted by 2014 unless Yanacocha continues to add to its reserves. Yanacocha's management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 5. Operating and Financial Review and Prospects

                                   THE COMPANY

Introduction

      The following discussion should be read in conjunction with the Financial Statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 and the related notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 39 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 39 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2004, 2005 and 2006 and shareholders' equity as of December 31, 2005 and 2006. We present our financial statements in U.S. Dollars.

Operating Results

General

      Overview. We were established in 1953 and are one of Peru's leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Uchucchacua, Orcopampa, Antapite and Ishihuinca mining units; (ii) the Colquijirca and Shila-Paula mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v) Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; (vi) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper; and (vii) other minor subsidiaries.

      Yanacocha. A substantial part of our net income before income tax was derived from our equity interest in Yanacocha. We have a 43.65 percent equity participation in Yanacocha through Condesa. Our interest in Yanacocha's partnership's equity is accounted for under the equity method and is included under the caption "Investments in shares" on our consolidated balance sheets. According to International Accounting Standard 28, we make the appropriate adjustments to the Yanacocha Financial Statements prepared under Peruvian GAAP for like transactions and events in order to determine our equity share in Yanacocha. Yanacocha expects production to decrease by approximately 40 percent in 2007 as compared to 2006, and costs applicable to sales are expected to increase by approximately 72 percent. As a result, net income is expected to decrease by approximately 82 percent in 2007 as compared to 2006 net income. See "Risk Factors--Factors Relating to the Company--Increased Costs Could Affect Profitability."

      Cerro Verde. We hold a direct interest in Cerro Verde. During 2005, we acquired an additional interest in Cerro Verde which allows us to exercise significant influence over this company. See Note 13(c) to the Financial Statements. As a result, we account for our investment in Cerro Verde using the equity method since this investment no longer meets the criteria to be recorded at its fair value. According to International Accounting Standard 28, we make the appropriate adjustments to the Cerro Verde financial statements prepared under Peruvian GAAP for like transactions and events in order to determine our equity share in Cerro Verde. As of December 31, 2006 we had an 18.50 percent equity participation in Cerro Verde.

      Results of operations. The primary factors affecting our results of operations are (i) the amount of gold, silver, zinc and copper produced and sold by us; (ii) prevailing world market prices for gold, silver, zinc and copper;
(iii) commercial terms with respect to the sale of ore concentrates; and (iv) our operating expenses.

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

      We regularly examine our strategy with regard to hedging. Our Chief Executive Officer, Chief Financial Officer and Commercial Deputy Manager coordinate our day-to-day hedging activities according to a policy established with the Board of Directors. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk", "Item 3. Key Information-Risk Factors-Factors Relating to the Company-Hedging" and Note 33 to the Financial Statements.

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

      We believe that our replacement measures have been effective to increase reserves. Reserves at our Orcopampa mine, our principal gold mining operation, have increased steadily over the past five years. Gold reserves at the Orcopampa mine increased from 304,000 ounces for the year ended December 31, 2002 to 816,000 ounces for the year ended December 31, 2006. Silver reserves at the Uchucchacua mine, our principal silver mining operation, have increased over the past five years, from 48.7 million ounces for the year ended December 31, 2002 to 74.3 million ounces for the year ended December 31, 2006.

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

      Royalties. Royalty expenses consist mainly of payments made by us pursuant to lease agreements relating to mining rights for the Orcopampa and Ishihuinca mines. Specifically, we pay the lessor a royalty of 10 percent of the value of the concentrates produced in Orcopampa mine, and 7 percent of the value of the concentrates produced in the Ishihuinca mine.

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

      According to environmental regulations set forth by the MEM, we submitted EVAPs for our operating mines in 1995. See "Item 4. Information on the Company--The Company--Regulatory Framework--Environmental Matters". Based on the results of the EVAPs, PAMAs were prepared and submitted to the MEM in 1996 and approved by the MEM in 1997.

      Pursuant to the environmental regulations, mines were given a five or ten-year period to comply with the agreements reflected in each PAMA. See "Item
4. Information on the Company--The Company Regulatory Framework--Environmental Matters". Upon completion of the project and agreement with regard to the financial investment, a final report of execution is submitted to the MEM and the MEM designates a group of independent companies, registered with MEM, to conduct an audit of each PAMA. Thereafter, the MEM issues a resolution recognizing compliance with the relevant mine's PAMA and completion of the adjustment process. Resolutions for each of our mines were issued between November 2002 and April 2003 and have thereafter been inspection audits each semester. As of December 31, 2005, the activities defined in the PAMAs for the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

      Throughout this process, we have been in substantial compliance with applicable maximum emission levels and other legal requirements. In addition, Law No. 28090 providing for the closing of mines was published on October 14, 2003. The corresponding ruling was approved on August 15, 2005. In May and August 2006, we submitted a feasibility-level Closure Plan to the MEM for our mining units and exploration projects. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters".

      On July 6, 2004, the Peruvian Congress enacted Law No. 28271 - Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Environmental Liabilities for the Mining Activity). This law regulates identification of potential environmental liabilities for mining activities and the means to remediate the affected areas. In order to comply with Law No. 28271, we are performing reviews in areas currently abandoned or inactive in which we previously carried out exploitation activities, in order to determine which remediation activities, if any, are necessary. In August 2006, we conducted and delivered an environmental liabilities inventory to the MEM for liabilities related to our former exploration activities. Subsequently, in December 2006 we presented the Environmental Liabilities Closure Plans for the MEM's evaluation. See "Item 4. Information on the Company-The Company-Regulatory Framework-Environmental Matters".

      In 2004, 2005 and 2006, we spent approximately US$1.7, US$2.0 and US$2.3 million, respectively, in connection with environmental protection measures. We estimate that capital expenditures needed to comply with environmental regulations will be approximately US$3.0 million in each of 2007 and 2008. This amount will be used on items such as new equipment and the construction of new processing plants and leaching fields, as well as the implementation of a program to minimize the environmental impact and improve the quality of mining residues. There are currently no legal or administrative proceedings against us for violation of environmental protection laws or other environmental regulations in Peru that could have a material adverse effect on our financial position or results of operations.

      Change of functional and reporting currency, Effective January 1, 2006, our functional and reporting currency changed from the Nuevo Sol to the Dollar. This change resulted from an evaluation of the currency denominations of our cash flows in recent years and, in particular, reflects the increasing significance to our financial position of dividends from affiliates denominated in Dollars to our financial position, results of operation and cash flows. Profit and loss accounts for years ended December 31, 2005 and 2004 have been translated into Dollars using the average exchange rates for such years, US$1.00 to S/3.305 and S/3.410 for 2005 and 2004, respectively.

Critical Accounting Estimates

      What follows is a discussion of our application of critical accounting policies that require our management, or the Management, to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period - or changes in the accounting estimate that are reasonably likely to occur from period to period - would have a material impact on our financial statements. Management has identified the following accounting estimates as critical:

o     Impairment of long-lived assets;

o     Useful life of property, plant and equipment;

o     Amortization of capitalized mining costs;

o     Deferred stripping costs;

o     Deferred income tax asset;

o     Accrual for mine closing costs;

o     Fair value of derivative instruments; and

o     Contingencies.

      We also have certain accounting policies that we consider to be important, such as our policies for investments carried at fair value, revenue recognition and exploration costs, that do not meet the definition of critical accounting estimates as they do not require Management to make estimates or judgments that are subjective or highly uncertain.

      On January 1, 2006, the Company adopted IFRS 2 "Share-Based Payment". According to this standard, the cost of a cash-settled transaction is measured initially at fair value at the grant date using a binomial model. This fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated statement of income. Until December 31, 2005, the cost and liability were recorded at the intrinsic value of the obligation. The adoption of IFRS 2 had no significant effect on our financial statements and financial position.

      Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors.

Impairment of long-lived assets

      We review and evaluate the impairment of our long-lived assets if an event occurs that indicates that the book value of such assets may not be recoverable. An impairment loss represents the amount by which the book value of an asset exceeds the higher of its net selling price or use value. The value in-use of an asset is generally calculated as the present value of estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year may be adjusted if there is any indication that the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. Future cash flow assumptions include, but are not limited to, estimates of recoverable ounces and tons of ore and metal, prices (which include current and historical prices, price trends and related factors), production levels and capital costs, all based on mine plans. Such future cash flow assumptions are valid when estimated but may change significantly when new information becomes available. Any difference between assumptions and actual market conditions could have an important effect on our financial condition and results of the operations.

      In 2006, Management evaluated the impairment of the long-lived assets of our mining units. As a result of this evaluation, no impairment loss resulted. Management used future cash flow estimates to evaluate the impairment of long-lived assets for this year. These estimates incorporate our own assumptions about the use of the assets, prices and exclude interest charges and income tax. Management believes such assumptions are reasonable in relation to the assumptions used by us in developing other information.

Useful life of property, plant and equipment

      Depreciation is calculated under the straight-line method of accounting. The table set forth below reflects the estimated years of useful life for property, plant and equipment, based on current production levels and market prices:

      Property, Plant and Equipment              Estimated Years of Useful Life
      ----------------------------------------   -------------------------------
         Buildings, constructions and other...               10 to 20
         Machinery and equipment..............                5 to 10

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

      We estimate reserves for our direct operations assuming a US$446 per ounce gold price, a US$8.50 per ounce silver price, a US$1,901 per metric ton zinc price and a US$1,050 per metric ton lead price.

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

Deferred income tax asset

      Effective Income Tax Rate - 2006

      Our income tax expense of US$64.0 million in 2006 differed from our income tax expense of US$22.8 million in 2005 mainly as a result of the following:

      (a) Increased pre-tax income from US$331.2 million in 2005 to US$580.2 million in 2006.

      (b) Non-taxable income. According to current tax regulations, equity participation in affiliates, including the receipt of dividends, is not taxable (permanent item). In 2006, we reduced our income tax expense by US$86.4 million compared to a US$72.9 million reduction in 2005 due to our equity participation.

      (c) Non-deductible expenses. Pursuant to current tax regulations, the loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad (permanent item). In 2006, we increased our income tax expense by US$3.7 million, compared to an increase of US$7.3 million in 2005, due to the non-deductible expense originated by our derivative contracts.

      (d) Change of status of derivative contract. During 2006, we changed the terms of certain derivative contracts in order to turn them into normal sales contracts; according to this change, the related loss (negative fair value) became a temporary difference under Peruvian tax regulation. Due to the change from a permanent to a temporary item, we reduced our income tax expense by US$21.4 million 2006 compared to a US$14.0 million reduction in 2005.

      Effective Income Tax Rate - 2005

      Our income tax expense of US$22.8 million in 2005 differed from our income tax expense of US$29.9 million in 2004 mainly as a result of the following:

      (a) Non-taxable income. According to current tax regulations, equity participation in affiliates, including the receipt of dividends, is not taxable (permanent item). In 2005, we reduced our income tax expense by US$72.9 million compared to US$49.0 million in 2004 due to our equity participation in investees.

      (b) Non-deductible expenses. Pursuant to current tax regulations, the loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad (permanent item). In 2005, we increased our income tax expense by US$7.3 million compared to an increase of US$4.8 million in 2004, due to the non-deductible expenses originated by our derivative contracts.

      (c) Change of tax status of derivative contracts. During 2005, we revised the terms of some of our derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. Due to the change from a permanent to a temporary item, we reduced our income tax expense by US$14.0 million. In 2004 no derivative contract was qualified as a normal sale contract.

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

Accrual for mine closing costs

      We record a provision for mine closure when a legally enforceable obligation arises, which is independent of the full depletion of the mine reserves. Once such an obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived asset (mine development cost and property, plant and equipment). Over time, the amount of the obligation changes, impacting recording and accretion expenses. Additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related assets.

      Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of an obligation or the useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of the obligation and related asset.

      Following our accounting treatment, during 2006 we have recorded an increase of US$28.4 million in the book value of the obligation for mine closure and related assets as a result of new governmental requirements for environmental responsibilities. Also, we have recorded an expense of US$3.5 million corresponding to the update of the discounted value of the accrual.

Fair value of derivative financial instruments

      We did not have futures and options derivative instruments as of December 31, 2006. In March 2006, we modified the terms our gold derivative contracts maintained as of December 31, 2005 in order to qualify them as a normal sales contracts. Our silver derivative contracts matured in August 2006. Fair value estimates are recognized on the consolidated financial statements. See Note 33 to the Financial Statements. These estimates are made by independent parties pursuant to relevant market information, such as future prices of gold, silver and zinc, volatility factors, and interest rates. Changes in assumptions and market conditions could significantly affect these estimates.

      (a) Outstanding derivative contracts

      Effective January 1, 2003, we recognize derivative instruments as assets or liabilities, measured at their fair value, in our consolidated balance sheets pursuant to IAS 39, "Financial Instruments -- Recognition and Measurement".

      Management's intention was to use derivative instruments to hedge fluctuations in metal prices, mainly gold and silver, and not for trading purposes. However, we do not meet all the criteria established in IAS 39 to account for the derivative instruments as cash flow hedges. The criteria refer to formal documentation and testing of the effectiveness of the derivative instruments . During 2006, we recorded a loss of US$13.3 million due to changes in the fair value of derivative instruments compared to a loss of US$26.6 million during 2005 and a loss of US$17.4 million during 2004.

      During the first quarter of 2006, our management completed modifications to the terms of all derivative contracts maintained as of December 31, 2005 in order to qualify them as normal sales contracts.

      (b) Normal sale contracts

      To minimize future fluctuations in consolidated results of operations, during 2003, 2005 and 2006 we modified the terms of certain derivative contracts in order to qualify them as normal sale contracts. These contracts were replaced with a series of sales contracts requiring physical delivery of gold over future periods that do not extend beyond December 2012. Under the terms of the contracts, we will realize fixed or capped prices ranging up to US$451 per ounce of gold. As of December 31, 2006, the settled value for these contracts was US$237.2 million and is presented as deferred income from sale of future production in the consolidated balance sheets. Such amounts will be included as revenue upon the delivery of the committed ounces.

      On January 15, 2007, we postponed several positions from years 2007 and 2008 to year 2012. Additionally, on May 15 and May 25, 2007, we negotiated with several counterparties to eliminate the fixed price component on determined commitments for a total of 971,000 gold ounces. After these transactions we will continue delivering physical gold as scheduled but will receive the market price at the time of delivery. Total payment for these transactions was US$315.69 million.

      (c) Reduction of derivative instruments portfolio

      In addition to converting derivative instruments into normal sales contracts, in January 2004 we reduced our derivative instruments portfolio by 120,000 ounces of gold. This reduction resulted in a payment of US$10.8 million that was included in the caption "Loss from change in the fair value of derivative instruments" in the consolidated statements of income.

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

      Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized. See Note 36 to the Financial Statements.

Results of Operations for the Twelve Months Ended December 31, 2006 and 2005

      Net sales. Net sales increased by 93.4 percent, from US$283.4 million in 2005 to US$548.1 million, in 2006 due to the following:

      (a) An increase in the price and volume sold of gold, silver, lead and zinc during 2006. The following tables reflect the average realized price and volume sold of gold, silver, lead and zinc for 2005 and 2006:

      Price                                    Year ended December 31,
      -----                             -----------------------------------
                                           2005         2006      Variation
                                        ----------   ----------   ---------

        Gold............   US$/Oz           359.75       354.98     -1.33%
        Silver..........   US$/Oz             7.38        11.92     61.52%
        Lead............   US$/MT           973.22     1,319.89     35.62%
        Zinc............   US$/MT         1,299.34     3,407.98    162.29%

      Volume                                   Year ended December 31,
      ------                            -----------------------------------
                                           2005         2006      Variation
                                        ----------   ----------   ---------
        Gold............   Oz              348,634      415,288     19.12%
        Silver..........   Oz           14,517,024   19,207,066     32.31%
        Lead............   MT               30,320       36,570     20.61%
        Zinc............   MT               52,086       59,489     14.21%

      (i)Gold sales. The average sales prices for gold decreased from US$359.75 per ounce in 2005 to US$354.98 per ounce in 2006, however gold sales increased by 66,654 ounces compared to 2005. The combined effect of these changes resulted in higher income from sales, which increased by US$22.0 million in 2006 compared to 2005. This increase in income from sales was largely attributable to the sale of ounces produced at Orcopampa and Antapite mines.

      (ii) Silver sales. Average silver prices rose from US$7.38 per ounce in 2005 to US$11.92 per ounce in 2006. In addition, the volume of silver sales increased by 4,690,042 compared to 2005. The combined effect resulted in higher revenue from sales of US$121.8 million over 2005 levels. This difference was attributed mainly to the increased silver production in the Uchucchacua and Colquijirca mines.

      (iii) Lead sales. Average lead prices rose from US$973.2 per metric ton in 2005 to US$1,319.89 per metric ton in 2006. Additionally, the volume sold was 6,250 metric tons greater than in 2005. The combined effect resulted in an increase of US$18.8 million in our 2006 sales revenues, primarily due to the sales of ore produced by the Colquijirca mine.

      (iv) Zinc sales. Average zinc prices increased from US$1,299.34 per metric ton in 2005 to US$3,407.98 per metric ton in 2006. The total volume sold also increased by 7,403 metric tons in 2006. The combined effect of these changes resulted in higher revenue from zinc sales, totaling US$135.1 million in 2006. This increase was mainly due to the increased production contributed by the Colquijirca mine.

      The revenues from gold, silver, lead and zinc mentioned above do not include the refinery charges and penalties incurred, which amounted to US$79.3 million in 2006, compared to US$46.3 million in 2005. This increase is due to the increased amount of metric tons of concentrates sold in 2006 compared to 2005.

      Realized income from sale of future production. To minimize future fluctuations in the consolidated results of operations, we modified the terms of certain derivative contracts in order to qualify them as normal sales contracts. During 2005 and 2006 our outstanding derivative contracts were replaced with a series of sales contracts that required physical delivery of gold over future periods that do not extend beyond 2012. Under the terms of these new contracts, our revenue will be capped at between US$332 to US$451 per ounce. The fair values of the replaced contracts were US$50.6 million and US$77.4 million in 2005 and 2006, respectively, and were calculated immediately prior to the execution of these contracts and recorded as deferred revenue in each year. The revenues under these contracts will be included as part of total revenues for each year in which delivery occurs until 2012.

      In 2006, we delivered 388,00 ounces as a part of the sales contracts mentioned above compared to 282,000 ounces delivered in 2005. As a result, we recognized revenues of US$50.3 million in 2006 compared to US$28.1 million in 2005. See Note 33 to the Financial Statements.

      Royalty income. In 2006, royalty income received by S.M.R.L. Chaupiloma Dos de Cajamarca (Chaupiloma) amounted to US$48.5 million, representing a 5.17 percent increase over the US$46.1 million of royalty income in 2005. This increase is attributed to the increased sales from Yanacocha in 2006, which resulted from higher gold prices throughout the reporting period.

      Total costs of operation. Total costs of operation increased by 39.0 percent, from US$190.9 million in 2005 to US$265.3 million in 2006 due to the following:

      (a) Operating costs increased by 42.1 percent, from US$103.9 million in 2005 to US$147.7 million in 2006, mainly due to increased work commissioned to third party contractors, increased supply requirements and other items for our various mining units, as a result of increased volume of ore produced during 2006.

      (b) Exploration and development costs in operational mining sites increased by 20.3 percent, from US$41.2 million in 2005 to US$49.5 million in 2006. This additional costs were due principally to increased exploration activity in our Orcopampa, Caraveli and Recuperada mines.

      (c) Depreciation and amortization costs increased by 9.8 percent from US$33.6 million in 2005 to US$36.9 million in 2006 due principally to additional depreciation of US$1.6 million recorded in 2006 in connection with a revision of mine closure costs estimates in such year.

      (d) Royalty expenses to third parties and to the Peruvian Government increased 100 percent from US$12.2 million in 2005 to US$24.4 million in 2006. This increase was due mainly to (i) an increase in royalties related to the Sindicato Minero de Orcopampa S.A. from US$7.2 million in 2005 to US$12.3 million in 2006 as a result of the previously discussed increase in our sales and gold production; and (ii) an increase in the royalties paid to the Peruvian Government from US$4.3 million in 2005 to US$11.3 million in 2006 as a result of our increased sales.

      (e) Recognition of an expense for environmental liabilities amounting to US$6.8 million in 2006

      Total operating expenses. Operating expenses increased by 17.6 percent from US$67.0 million in 2005 to US$78.8 million in 2006, due to changes in the following components:

      (a) Exploration costs in non-operational mining areas increased by 30.1 percent from US$27.8 million in 2005 to US$36.2 million in 2006 due to higher expenditures in exploration areas, primarily in the Tinyaclla, La Zanja, Los Pircos and Trapiche projects among others. The Company is looking for additional reserves of gold, silver and copper. See Note 25 to the Financial Statements.

      (b) General and administrative expenses increased by 6.7 percent, from US$34.3 million in 2005 to US$36.6 million in 2006. This increase was due mainly to the increase in personnel expenses from US$9.8 million in 2005 to US$12.0 million in 2006 and to the increase in board member's remuneration from US$2.2 million to US$5.9 million, both as a result of the revaluation of the local currency. These increases were partially off-set by the decrease of long-term officers' compensation (stock appreciation rights) from US$8.1 million in 2005 to US$3.6 million in 2006 as a result of the decrease in our stock price from US$.28.3 as of December 31, 2005 to U$27.5 as of December 31, 2006.

      (c) Selling expenses increased 23.5 percent from US$4.8 million in 2005 to US$5.9 million in 2006, due mainly to the higher freight payments required to transport concentrates and related services, both required as a result of the greater volume of sales.

      Operating income. As a result of the foregoing, operating income increased by 203.8 percent, from US$99.7 million in 2005 to US$302.8 million in 2006.

      Share in affiliated companies. Income from share equity investment in affiliated companies increased by 18.6 percent, from US$264 million in 2005 to US$313.2 million in 2006, principally due to the increase in the net earnings of Yanacocha and Cerro Verde.

      (a) Income from our interest in Yanacocha increased by 1.7 percent, from US$225.9 million in 2005 to US$229.8 million in 2006, due mainly to the net effect of (i) an increase in price per ounce realized on gold sales from US$447.90 ounce in 2005 to US$599.93 per ounce in 2006, and (ii) a decrease in volume of gold sold from 3.3 million ounces in 2005 to 2.6 million ounces in 2006, off-set in part by an increase in the cost of production per ounce, from US$150.0 in 2005 to US$198.0 in 2006.

      (b) Income from our interest in Cerro Verde increased by 111 percent from US$38 million in 2005 to US$80.2 million in 2006, mainly as a result of increased earnings of this affiliate from US$223.8 million in 2005 to US$445.4 million in 2006. In addition, we acquired an additional interest of 0.29 percent in the equity of Cerro Verde during 2006.

      Loss from change in the fair value of derivative instruments. According to the IAS 39 ("Financial Instruments - Recognition and Measurement"), our derivatives instruments have been measured at their fair value. This year the company suffered net losses resulting from changes in the fair value of its derivative transactions, amounting to losses of US$13.3 million as compared with losses of US$26.6 million in 2005. See "--Critical Accounting Estimates" and
Note 33 to the Financial Statements.

      Finance income. Interest income increased by 125.6 percent from US$3.5 million in 2005 to US$7.9 million in 2006 due to increased income on time deposits by US$2.9 million. We maintained US$73.5 million in time deposits as of December 31, 2005 compared to US$181.9 million as of December 31, 2006. Additionally we recorded a gain of US$1.6 million due to change in the fair value of investment funds. See Note 28 to the Financial Statements.

      Finance expense. Interest expense increased by 46.5 percent from US$4.0 million in 2005 to US$5.9 million in 2006 due mainly to: (i) the bank loan obtained by Consorcio Energetico de Huancavelica S.A., increasing our indebtedness to US$10 million in 2006 compared to US$7.6 million in 2005; and
(ii) an increase of US$1.2 million as a result of having updated the reserve for mine closure. See Note 28 to the Financial Statements.

      Loss from change in the market value of gold certificates. In May 2006, we acquired one million participations of an Exchange Traded Fund, or Gold ETF, endorsed by the World Gold Council, equivalent to 100,000 gold ounces, at a cost of US$68.07 per unit. This Gold ETF has been accounted for as a financial asset at fair value through profit or loss, in accordance with the intention of our management at the time of the acquisition. As of December 31, 2006, the fair value of the Gold ETF was US$63.2 million and, consequently, we have recognized a loss of US$4.8 million, which is presented in our consolidated statements of income.

      Other, net. Other, net increased from an expense of US$3.2 million in 2005 to an expense of US$5 million in 2006 mainly due to the voluntary mining contribution agreed with the Peruvian government of US$1.8 million.

      Workers' profit sharing. Workers' profit sharing expense increased by
450.4 percent, from US$2.6 in 2005 to US$14.3 million in 2006. This amount is calculated by applying a percentage to the taxable income. See "--Critical Accounting Estimates--Income Tax".

      Income tax. Income tax expense increased by 180.6 percent from US$22.8 million in 2005 to US$64.0 million in 2006. See "--Critical Accounting Estimates--Income Tax".

      Minority interest. Minority interest expense increased by 341.4 percent from US$20 million in 2005 to US$88.1 million in 2006, mainly due to a greater allocation of profits from Colquijirca S.A. and Chaupiloma.

      Net income. As a result of the foregoing, net income increased by 48.43 percent from US$288.4 million in 2005 to US$428.0 million in 2006. As a percentage of net sales, net income was 101.8 percent in 2005, compared with
78.1 percent in 2006.

Results of Operations for the Twelve Months Ended December 31, 2005 and 2004

      Net sales. Net sales increased 6.4 percent from US$266.4 million in 2004 to US$283.4 million in 2005 due to an increase in the price of silver, lead and zinc and an increase in the volume sold of silver during 2005, offset by a decrease in the price of gold for part of 2005. The following tables reflect the average realized price and volume sold of gold, silver, lead and zinc for 2004 and 2005:

Price                         Year ended December 31,
------------            -----------------------------------
                           2004         2005      Variation
                        ----------   ----------   ---------
Gold........   US$/Oz       373.78       359.75     -3.8%
Silver......   US$/Oz         6.51         7.38     13.4%
Lead........   US$/MT       908.79       973.22      7.1%
Zinc........   US$/MT     1,026.01     1,299.34     26.6%

Volume                        Year ended December 31,
------------            -----------------------------------
                           2004         2005      Variation
                        ----------   ----------   ---------

Gold........   Oz          353,317      348,634     -1.3%
Silver......   Oz       14,252,144   14,517,024      1.9%
Lead........   MT           31,131       30,320     -2.6%
Zinc........   MT           53,001       52,086     -1.7%

      (i) Gold sales. The average sales price of gold decreased from US$373.78 per ounce in 2004 (certain sales contracts had fixed prices and others had spot prices) to US$359.75 per ounce in 2005 (sales contracts primarily had fixed prices). The volume of gold sold also experienced a slight decrease of 4,683 ounces of gold in 2005 compared to 2004, mainly due to a delay in shipments at year-end. The combined effect from the decrease in sales price and volume sold resulted in lower revenue from sales, which decreased by US$6.6 million in 2005 compared to 2004.

      (ii) Silver sales. The average sales price of silver increased from US$6.51 per ounce in 2004 to US$7.38 per ounce in 2005. The volume of sales increased by 264,880 ounces in 2005 compared to 2004 mainly due to increased production at the Uchucchacua mine as a result of new ore bodies discovered (Edith and Eva Maria) with higher silver grades. There was also increased silver production in the Colquijirca mine as a result of higher silver grades. The combined effect from the increase in sales price and volume sold resulted in a higher revenue from sales of US$14.3 million in 2005 compared to 2004.

      (iii) Lead sales. The average sales price of lead increased from US$908.79 per metric ton in 2004 to US$973.22 per metric ton in 2005. However, the total volume sold decreased by 811 metric tons in 2005 due to a slight decrease in the recovery rate of lead in the Colquijirca mine from 62.82 percent in 2004 to 60.0 percent in 2005. The combined effect of the increase in sales price and decrease in volume sold resulted in an increase of US$1.2 million in 2005 compared to 2004.

      (iv) Zinc sales. The average sales price of zinc increased from US$1,026.01 per metric ton in 2004 to US$1,299.34 per metric ton in 2005. However, the total volume sold decreased by 915 metric tons in 2005 due to the decrease in the average zinc grade from 1.48 percent in 2004 to 1.39 percent in 2005. The combined effect from the increase in sales price and decrease in volume sold resulted in increased revenues from sales resulted in a higher revenue from sales of US$13.3 million in 2005 compared to 2004.

      The revenues of gold, silver, lead and zinc mentioned above do not include the refinery charges and penalties incurred, which amounted to US$46.3 million in 2005 compared to US$41.1 million in 2004. This increase was due to an increase in the volume of concentrates sold in 2005 compared to 2004.

      Realized income from sale of future production. To minimize future fluctuations in the consolidated results of operations, during 2005, we modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. These contracts were replaced with a series of sales contracts requiring physical delivery of gold over future periods that do not extend beyond 2012. Under the terms of the contracts, our revenue will be capped between US$332 to US$451. The fair value of the replaced contracts, amounting to US$50.6 million in 2005, were calculated immediately prior to the execution and recorded as deferred revenue in 2005 and would be included as part of total revenues as delivery occurs until 2012. In 2005, we delivered 282,000 ounces of gold as part of the sales contracts mentioned above compared to 198,000 ounces of gold delivered in 2004. As a result, we recognized revenues of US$28 million in 2005 compared to US$20.2 million in 2004.

      Royalty income. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. Royalty income increased 22 percent from US$37.8 million in 2004 to US$46.1 million in 2005, due to a 19.2 percent increase in Yanacocha's sales of gold from US$1,249.9 million in 2004 to US$1,490.4 million in 2005.

      Total costs of operation. Total costs of operation increased 13.5 percent from US$168.3 million in 2004 to US$190.9 million in 2005 due to the following:

      (a) Operating costs, which include cost for labor (including contractor and personnel expenses), supplies and others, increased by 4 percent from US$99.9 million in 2004 to US$103.9 million in 2005. Operating costs did not change significantly due to similar levels of production in 2005 compared to 2004.

      (b) Exploration and development costs in operational mining sites increased by 10.2 percent from US$37.4 million in 2004 to US$41.2 million in 2005, due principally to an increase of US$4.5 million related to our exploration activities at our Orcopampa, Antapite and Shila-Paula mines, and an increase in amortization of development cost of US$1.2 million. These increases were offset by a decrease of US$1.9 million related to exploration activities at Uchucchacua and Ishihuinca mines.

      (c) Depreciation and amortization costs increased by 54.9 percent from US$21.7 million in 2004 to US$33.6 million in 2005, due mainly to additional depreciation expense which resulted from new estimates of the closing costs for the Colquirrumi mine, and full year depreciation expense for assets acquired during 2004.

      (d) Royalty expenses increased by 31.9 percent from US$9.2 million in 2004 to US$12.2 million in 2005, due to royalties paid to the Peruvian government in connection with the law on mining royalties in force in Peru effective July 2004. Royalties for the full year 2005 were US$4.3 million (US$1.9 million for six months in 2004).

      Total operating expenses. Operating expenses increased by 24.1 percent from US$53.9 million in 2004 to US$67 million in 2005, due to changes in the following components:

      (a) Exploration costs in non-operational mining areas increased by 7.5 percent from US$25.9 million in 2004 to US$27.8 million in 2005 due to higher expenditures in exploration areas, primarily in the La Zanja, Marcapunta and Poracota projects. In addition, together with our partners, we continue conducting exploration activities (mainly exploratory diamond drilling) in the Soras, Los Pircos, Pampa Andino and Trapiche prospects.

      (b) General and administrative expenses increased by 50.4 percent from US$22.8 million in 2004 to US$34.3 million in 2005. This increase was primarily due to a US$7.5 million increase in long-term officers' compensation (stock appreciation rights) from US$0.6 million in 2004 to US$8.1 million in 2005, as a result of the increase in our stock price from US$23.8 as of December 31, 2004 to US$28.3 as of December 31, 2005.

      (c) Selling expenses decreased by 8.2 percent from US$5.2 million in 2004 to US$4.8 million in 2005, due primarily to lower freight transportation expenses of concentrates from US$3.8 million in 2004 to US$3.6 million in 2005 and the decrease of other related services from US$1.4 million in 2004 to US$1.2 million in 2005.

      Operating income As a result of the foregoing, operating income decreased by 2.4 percent from US$102.2 million in 2004 to US$99.7 million in 2005.

      Share in affiliated companies. Income from share equity investment in affiliated companies increased by 48.8 percent, from US$177.4 million in 2004 to US$264 million in 2005, and is primarily attributed to Yanacocha's higher profits combined with our increased participation in Cerro Verde:

      (a) Income from our interest in Yanacocha increased by 33.5 percent, from US$169.1 million in 2004 to US$225.9 million in 2005, due mainly to (i) an increase in price per ounce realized on gold sales from US$411 per ounce in 2004 to US$448 per ounce in 2005, and (ii) an increase in volume of gold sold from
3.0 million ounces in 2004 to 3.3 million ounces in 2005, offset in part by an increase in the cost of production per ounce of gold sold from US$147 in 2004 to US$150 in 2005.

      (b) Our interest in Cerro Verde increased from 9.17 percent in 2004 to
18.30 percent in 2005. This equity increase allows us to exercise significant influence on Cerro Verde and, accordingly, we have decided to use the equity method to account for this investment. In 2005, our interest in this investment amounted to US$38 million, compared to US$8.1 million in 2004. See Note 13 to the Financial Statements.

      Loss from change in the fair value of derivative instruments increased
53.2 percent from US$17.4 million in 2004 to US$26.6 million in 2005. The increase in the fair value from derivative operations was due to a 9 percent increase in gold prices from US$411 as of December 31, 2004 to US$448 as of December 31, 2005.

      Loss from exposure to inflation. Effective January 1, 2005, adjustment of financial statements for inflation was suspended pursuant to Resolution No.031-2004-EF/93.01. As a result, we did not recognize any gain (loss) related to exposure to inflation during 2005.

      Exchange difference gain (loss). Exchange difference gain (loss) increased from a loss of US$3.7 million in 2004 to a gain of US$0.4 million in 2005 as a result of higher exchange rates in 2005 applied to the assets and liabilities accounts.

      Workers' profit sharing expense. Workers' profit sharing expense decreased from US$5.4 million in 2004 to US$2.6 million in 2005. Workers' profit sharing expense is calculated applying a percentage to the taxable income. See "Critical Accounting Estimates-Deferred Income Tax Asset" under this Item 5 "Operating and Financial Review and Prospects".

      Income tax expense. Income tax expense decreased from US$29.9 million in 2004 to US$22.8 million in 2005. See "Critical Accounting Estimates-Deferred Income Tax Asset" under this Item 5 'Operating and Financial Review and Prospects'.

      Minority interest. Minority interest expense increased 141.8 percent from US$8.3 million in 2004 to US$20 million in 2005, primarily due to higher profits from Inversiones Colquijirca S.A. and Chaupiloma.

      Net income. As a result of the foregoing, net income increased 39.6 percent from US$206.6 million in 2004 to US$288.4 million in 2005. As a percentage of net sales, net income was 101.8 percent in 2005, compared with
77.5 percent in 2004.

Liquidity and Capital Resources

      As of December 31, 2006, we had cash and cash equivalents of US$176.6 million, compared to US$96.8 million at December 31, 2005.

      Cash provided by operating activities. Net cash and cash equivalents provided by operating activities were US$358.8 million in 2006, US$164.1 million in 2005 and US$208 million in 2004. The increase in net cash flow provided by operating activities in 2006 compared with 2005 was mainly attributable to:

      (i) purchase of one million gold exchange traded funds (representing 100,000 gold ounces) at an average price of US$68.07 per share;

      (ii) increased collection from customers, from US$284.4 million in 2005 to US$497.9 million in 2006;

      (iii) increased collection of dividends primarily from Yanacocha, from US$76.9 million in 2005 to US$209.5 million in 2006;

      (iv) increased collection of royalties from Chaupiloma; owner of the mining concessions exploited by Yanacocha, from US$40.1 million in 2005 to US$55.8 million in 2006, due mainly to the increase of the gold price.

      (v) increased payments to suppliers and third parties, from US$124.3 million in 2005 to US$160.4 million in 2006, as a result of a corresponding increase in the operating activities in the mining units;

      (vi) increased payments of exploration activities, from US$56.9 million in 2005 to US$72 million in 2006, due to higher expenditures in exploration areas, primarily in our Orcopampa, Caraveli and Recuperada mines and our Tinyaclla, La Zanja, Los Pircos and Trapiche projects;

      (vii) increased payments to employees, from US$41.6 million in 2005 to US$49.3 million in 2006, due mainly to the revaluation of the local currency;

      (viii) increased payments of income tax, from US$25.9 million in 2005 to US$53.3 million in 2006, as a result of increased earnings by us, Colquijirca and Chaupiloma; and

      (ix) increased payments of royalties, from US$12.8 million in 2005 compared with US$22.7 million in 2006, as a result of increased royalty payments to the Peruvian government.

      Cash provided by operating activities for the Twelve Months Ended December 31, 2005 and 2004. The decrease in net cash flow provided by operating activities in 2005 compared with 2004 was mainly attributable to:

      (i) decreased collection of dividends primarily from Yanacocha, from US$121.7 million in 2004 to US$76.9 million in 2005;

      (ii) increased payments to suppliers and third parties, from US$113.5 million in 2004 to US$124.3 million in 2005, as a result of an increase in the operating activities in the mining units;

      (iii) increased payments of exploration activities, from US$53.5 million in 2004 to US$56.9 million in 2005, due to higher expenditures in exploration areas, primarily in the La Zanja, Marcapunta and Poracota projects;

      (iv) increased payments to employees from US$35 million in 2004 to US$41.6 million in 2005, due mainly to payments of US$4.28 related to stock appreciation rights;

      (v) increased payments of income tax, from US$13 million in 2004 to US$25.9 million in 2005, as a result of increased earnings by us, Colquijirca and Chaupiloma; and

      (vi) increased payments of royalties, from US$7.9 million in 2004 to US$12.8 million in 2005, as a result of increased royalty payments to the Peruvian government.

      (vii) increased collection from customers, from US$259.8 million in 2004 to US$284.4 million in 2005.

      Cash used in investing activities. Net cash and cash equivalents used in investing activities were US$202.3 million in 2006, US$174.1 million in 2005 and US$79.8 million in 2004.

      Cash used in investing activities for the Twelve Months Ended December 31, 2006 and 2005. The increase in net cash flow used in investing activities in 2005 compared with 2006 was mainly attributable to:

      (i) payments of US$62.9 million in conection with time deposits deposited in banks compare to proceeds of US$7.1 million related to time deposits matured in 2005;

      (ii) a US$29.6 million increase in purchase of property, plant and equipment (US$20.5 million in 2005 as compared to US$50.1 million in 2006); mainly related to the cyanidation project and water treatment in Uchuchachua mining unit.

      (iii) disbursements of US$40.3 million related to the acquisitions of structured notes totaling US$40.0 million and fixed investment funds totaling US$12.0 million off-set by the settlement of variable investment funds by US$11.3 million;

      (iv) a US$7.3 million increase in development expenditures (US$16.8 million in 2005 compared to US$24.1 million in 2006) mainly related to increased exploration activities at our Orcopampa and Antapite mines; and

      (v) These increases were partially offset by a decrease of US$125.5 million in payments related to purchase of investments in shares. In 2006, the Company made payments of US$22.8 mainly related to the acquisition of minority interest described in note 2 of financial statements compared to disbursements of US$148.4 related to acquisition of additional shares in Cerro Verde described in note 13 of financial statements.

      Cash used in investing activities for the Twelve Months Ended December 31, 2005 and 2004. The increase in net cash flow used in investing activities in 2005 compared with 2004 was mainly attributable to:

      (i) payments of US$148.4 million in connection with equity investments, mainly related to the acquisition of Cerro Verde's shares, compared to payments of US$2.3 million in 2004;

      (ii) a US$5.6 million increase in development expenditures (US$11.2 million in 2004 compared to US$16.8 million in 2005) mainly related to stepped-up exploration activity at our Orcopampa, Antapite and Shila mines; and

      (iii) These increases were offset by decreases of US$7.1 million in time deposits and US$11.3 million in the investment fund in 2005, compared with increases of US$7.0 million and US$10.2 million in 2004, respectively. In addition, payments from settled derivative instruments were reduced from US$21.4 million in 2004 to US$7.0 million in 2005, mainly due to the effect of the derivative contracts turned into normal sale contracts.

      Cash used in financing activities. Net cash and cash equivalents used in financing activities were US$76.8 million in 2006, US$65.3 million in 2005 and US$72.2 million in 2004.

      Cash used in financing activities for the Twelve Months Ended December 31, 2006 and 2005. The increase in net cash flow used in financing activities in 2006 compared with 2005 was mainly attributable to:

      (i) a US$15.5 million increase in payments of dividends (US$44.3 million in 2005 as compared to US$59.8 million in 2006);

      (ii) a US$8.4 million increase in payments of dividends to minority interest shareholders (US$10.7 million in 2005 as compared to US$19.1 in 2006); and

      (iii) these increases were partially offset by a decrease of US$14.6 million in long term-debt as a result of repayments according to schedule of maturity.

      Cash used in financing activities for the Twelve Months Ended December 31, 2005 and 2004. The decrease in net cash flow used in financing activities in 2005 compared with 2004 was mainly attributable to:

      (i) lower payments of long-term debt (US$22.4 million in 2004 compared to US$14.7 million in 2005); and

      (ii) increased bank loans of US$3.8 million, compared with payments of US$3.0 million in 2004. This reduction of cash used in financing activities was mainly offset by increased payments of dividends (US$44.3 million in 2005 compared to US$40.6 million in 2004).

Exploration Costs; Capital Expenditures

      Total capital expenditures and exploration costs for 2007 and 2008 (excluding exploration costs at our principal mines, which are included as part of their cost of production) are estimated to be approximately US$110.8 million and US$116.3 million, respectively. These budgeted expenditures include the following projects (i) the deepening of the Carmen and Socorro mines at Uchucchacua, which includes the construction of ramp 760 at the Carmen mine, the construction of ramp 626 at the Socorro mine and the deepening of the master shaft at the Carmen mine, (ii) the deepening of the Nazareno and Prometida mines and the Prometida auxiliary shaft at Orcopampa and (iii) the expansion of a tailing dam to increase capacity at the Orcopampa and Antapite mines. During 2008, we expect that our principal capital expenditures will relate to the construction of the Poracota plant.

      See "Item 4. Information on the Company--The Company--History--Capital Expenditures". Exploration costs at locations other than our principal mines are estimated to be approximately US$42.9 million in 2007 and US$35.6 million in 2008. Exploration costs, including such costs at our principal mines are estimated to be approximately US$56.0 million. These exploration costs include all of the costs associated with exploration activities such as drilling, equipment and geological and metallurgical testing. Exploration expenditures for 2007 and 2008 relate primarily to the further evaluation of the following mining units and projects La Zanja, Tantahuatay, Los Pircos, Mallay, Pampa Andino, Hueso Sur, Tinyaclla, El Milagro, Trapiche, Poracota, Soras and others. See "Item 4. Information on the Company--The Company--Business Overview--Exploration".

      We undertook EVAPs filed with the Peruvian government in March 1995 to make capital expenditures in respect of environmental projects. In 2004, 2005 and 2006, we incurred capital expenditures in connection with these environmental projects of approximately US$1.4 million, US$2.0 million and US$2.4, respectively. We expect to incur approximately US$2.91 million in 2007 and US$3.20 million in 2008 in capital expenditures relating to environmental projects. Our capital spending plans under the PAMAs were approved by the Peruvian government. The development of more stringent environmental protection programs in Peru could impose additional costs and other constraints on our operations. See "Item 4. Information on the Company--The Company--Business Overview--Regulatory Framework--Environmental Matters".

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

Recent Accounting Pronouncements (U.S. GAAP/Peruvian GAAP)

Income taxes

      In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position, if that position is more likely than not to be sustained on audit based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings, goodwill, deferred income taxes and income taxes payable in the consolidated balance sheet. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial position, results of operations and disclosures.

Fair Value Measurements

      In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning January 1, 2008. We are currently evaluating the impact that the adoption of this statement will have on our consolidated financial position, results of operations and disclosures.

                                    YANACOCHA

Introduction

      The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 and the related notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP. Note 20 to the Yanacocha Financial Statements provides a description of the principal differences between U.S. GAAP and Peruvian GAAP, as such differences relate to Yanacocha, and provides a reconciliation to Peruvian GAAP of Yanacocha's net income for the years ended December 31, 2004, 2005 and 2006 and partners' equity as of December 31, 2005 and 2006. Yanacocha presents its financial statements in U.S. Dollars.

Operating Results

Overview

      Yanacocha, the largest gold producer in Latin America, was established in Peru in January 1992, and commenced production activities in August 1993. Yanacocha's operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 900 kilometers north of Lima and north of the City of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35 percent owned by Newmont Mining, through its wholly owned subsidiary Newmont Second, 43.65 percent by us through our wholly owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru S.R.L. See "Item 4. Information on the Company--Yanacocha--Management of Yanacocha--General Manager/Management Agreement". On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from "Minera Yanacocha S.A." to "Minera Yanacocha S.R.L." As a result, Yanacocha (i) cannot have more than 20 partners; (ii) its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (see Note 16 to Yanacocha Financial Statements); and
(iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

      The table below highlights key financial and operating results:

                 Summary of Financial and Operating Performance

                                            Year Ending December 31,
                                       ---------------------------------
                                          2006        2005        2004
                                       ---------   ---------   ---------
Gold Sales (US$000)                    1,543,212   1,490,402   1,249,882
Gold ounces sold                       2,572,298   3,327,515   3,039,873
Average gold price received (US$/oz)         600         448         411
Costs applicable to sales (US$/oz)         200.6       152.6       148.3
Other expenses (US$000)                    6,135       6,669      60,790
Net income (US$000)                      525,448     525,474     390,304
Dividends Paid (US$000)                  480,000     180,000     280,000

      Gold sales.

      Gold sales increased 4 percent, or US$52.8 million, from 2005 to 2006, due principally to a higher average realized price of US$600 per ounce in 2006 as compared to US$448 per ounce in 2005, which was partially offset by a lower volume of gold sold, 2.57 million ounces in 2006 as compared to 3.33 million ounces in 2005, due to lower production in 2006 as a result of lower leach tons placed, a higher waste to ore ratio and lower placed ore grade. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

      Costs applicable to sales.

      Costs applicable to sales increased 2 percent from 2005 to 2006, due primarily to higher operating costs mainly attributed to the increase in cost of diesel, consumption of cyanide and maintenance supplies, and personnel costs, as well as increased royalties and workers profit participation expenses, partially off-set by higher silver by-product credits and increased capitalized cost in leach pad and precious metal inventories. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of cost applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian GAAP, (iii) royalties of 3 percent of the quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transportation costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses and (vi) other costs.

      Other expenses.

      Other expenses increased by 812 percent from 2005 to 2006, due mainly to significant expenses recorded during 2006 that were not recorded during 2005, including a US$21.8 million provision for the negotiated payment, a US$14.9 million charge related to our employee profit sharing plan, a US$9.9 million accrual related to La Quinua leach pad repair, US$5.1 million for expenses related to mercury spill litigation, and US$4.0 million related to damages resulting from the sabotage of treatment water pipes.

      Income tax.

      Yanacocha's financial and operating results were impacted by a tax expense of US$238.3 million in 2006, as compared to US$235.4 million in 2005, reflecting its increased profitability.

      Dividends.

      As of December 31, 2006, Yanacocha has paid cumulative dividends of US$1,768.2 million to partners and has reserved US$396.1 million for two reinvestment programs.

      Forward-looking statements.

      Certain key factors will affect Yanacocha's future financial and operating results. These include, but are not limited to fluctuations in the price of gold.

      Yanacocha expects 2007 gold sales to be 1.56 million ounces at costs applicable to sales per ounce of approximately US$345 per ounce. Sales from 2008 through 2011 are expected to average approximately 1.56 million ounces at costs applicable to sales of approximately US$346 per ounce, with actual gold sales and costs being determined by, among other factors, further mine plan optimization efforts, the discovery and development of additional oxide deposits, and the development of Conga, currently scheduled to commence production in 2010.

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

      The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, the leach pads recover approximately 50 percent to 95 percent of the ultimate recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

      Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, Yanacocha's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. At December 31, 2006, the weighted-average cost per recoverable ounce of gold on leach pads was US$271 per ounce (unaudited). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

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

Asset Impairment

      Yanacocha reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term "recoverable minerals" refers to the estimated amount of gold and other minerals that will be obtained from proven and probable reserves and all related exploration stage mineral interests after taking into account losses during ore processing and treatment. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Yanacocha's estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

Reclamation and Remediation Costs (Asset Retirement Obligations)

      Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect the changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation or abandonment costs. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. Yanacocha reviews, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at each mine site in accordance with FAS No. 143, "Accounting for Asset Retirement Obligations".

Results of Operations for the Twelve Months Ended December 31, 2006 and 2005

Sales

      Sales increased 4 percent from US$1,490.4 million in 2005 to US$1,543.2 million in 2006, due primarily to an increase in the average price per ounce of gold from US$448 in 2005 to US$600 in 2006, partially offset by decreased production, which resulted in a 23 percent decrease in the quantity of gold sold, from 3,327,515 ounces in 2005 to 2,572,298 ounces in 2006. Production by mine was as follows:

Mine             2006        2005
-----------   ---------   ---------
               Ounces       Ounces
Yanacocha     1,035,794   1,198,161
La Quinua     1,246,058   1,674,329
Carachugo       308,600     421,967
Maqui Maqui      21,747      38,631
              ---------   ---------
              2,612,199   3,333,088
              =========   =========

      The decrease in ounces of gold produced in 2006 as compared to 2005 was mainly attributed to lower leach tons placed, 107.5 million dry metric tons and
133.0 million dry metric tons for the periods ended December 31, 2006 and 2005, respectively, a higher waste to ore ratio, 0.81 grams per ton and 0.50 grams per ton for the periods ended December 31, 2006 and 2005, respectively, and lower placed ore grade, 0.88 grams per ton and 0.95 grams per ton for the periods ended December 31, 2006 and 2005, respectively.

Costs applicable to sales

      Costs applicable to sales increased 2 percent from US$507.8 million in 2005 to US$515.9 million in 2006, due primarily to higher operating costs mainly attributed to an increase in the cost of diesel, higher consumption of cyanide and personnel costs, as well as increased royalties and employee profit sharing expenses, partially off-set by higher by-product credits and increased capitalized cost in a leach pad and precious metal inventories. Costs applicable to sales per ounce of gold increased 31 percent from US$152.6 in 2005 to US$200.6 in 2006, primarily as a result of a higher operating cost per ounce of US$162 in 2006 as compared to US$122 in 2005, a higher royalty expense per ounce of US$19 in 2006 as compared to US$14 in 2005, and higher employee profit sharing costs per ounce of US$30 in 2006 as compared to US$22 in 2005, partially off-set by an increased by-product metal sales credit per ounce of US$16 as compared to US$10 in 2005, due to an increase in silver ounces sold.

      Operating costs increased from US$428.2 million in 2005 to US$485.2 million in 2006. Operating costs consist primarily of drilling, blasting, loading and hauling costs which increased in 2006 primarily as a result of an increase in fuel price from an average of US$2.57 per gallon in 2005 to US$2.71 per gallon in 2006. Additional increases in operating costs resulted from the greater consumption of critical items such as drills, nitrate, tires, cyanide and lime (from increase tonnage mined and treated), electricity, increase of personnel costs related to new employees hired (as part of the self performance program) and greater expenses on donations and charitable contributions as a part of the social responsibility plan.

      The increase in the royalty expense paid to S.M.R.L. Chaupiloma Dos de Cajamarca (equivalent to 3 percent of net sales) was directly related to the increase in sales revenues. Royalty expense was US$45.6 million in 2005 as compared to US$48.5 million in 2006. Workers' profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation. See "Item 4. Information on the Company--Yanacocha--Employees." The increase in workers' profit participation expense is directly related to the increase of taxable net income. Workers' profit participation was US$68.8 million in 2005 and US$76.0 million in 2006.

Depreciation, depletion and amortization

      Depreciation, depletion and amortization decreased 11 percent from US$193.6 million in 2005 to US$171.7 million in 2006. This decrease was attributable principally to the increase in the volume of inventories, which resulted in a higher amount of capitalized depreciation and a lower amount charged to the results of the year and higher depreciation expense in connection with its asset retirement cost as a result of the adoption of SFAS No. 143 from US$7.1 million in 2005 to US$11.9 million in 2006.

Exploration Expenses

      Exploration costs decreased US$0.6 million from US$32.9 million in 2005 to US$32.3 million in 2006.

Other expenses

      Other expenses increased in 2006 to US$60.8 million, primarily due to US$21.8 million related to a new mining payment negotiated with the Peruvian government intended to support government efforts to alleviate poverty and US$14.9 million related to an employee profit sharing plan accrual as a result of the different criteria established by the applicable law and its regulations.

      Peruvian mining companies, represented by the Sociedad Nacional de Mineria, Petroleo y Energia, agreed to a mining payment equivalent to 3.75 percent of net income after taxes. On December 21, 2006, the Peruvian Government issued Supreme Decree No. 071-2006-EM, which regulates the conditions under which the negotiated payment will be paid by Peruvian mining companies. The payment amounts to 3.75 percent of Peruvian net income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund. This payment is payable from 2006 through 2010, contingent on the price of gold.

      Yanacocha will be released from paying the negotiated payment if Yanacocha has to undertake major obligations arising from new taxes or from the modification of existing taxes, and in particular taxes related to mining activities. Yanacocha also will be released if the gold price decreases below the average price for the prior year set by the London Bullion Market Association. The negotiated payment will recommence if gold prices subsequently rise above the reference price.

      In 1998, the Peruvian Government issued additional regulations regarding the calculation of the workers participation, which limited to 18 monthly salaries the total amount to which each employee is entitled. However, there is a difference in the criteria for the calculation between the law and its regulations. Yanacocha followed the criteria established by the law in determining the amount to be paid to its employees since 1998. As of December 31, 2006, Yanacocha recorded a charge of US$14.9 million to cover any payment derived from the different criteria established to make these payments by both the law and the regulation.

Interest expense and other income

      Interest expense and other income increased 93 percent to US$6.8 million in 2006 from US$3.5 million in 2005. This increase was due primarily to increased interest income from an increase in average cash available in banks with higher interest rates during 2006.

Income tax provision

      The increase in income tax provision was directly related to Yanacocha's increase in taxable income. The net effective tax rate was 30.9 percent in 2005 compared to 31.2 percent in 2006. The statutory rate for both years was a blend of 30 percent. The factors that most significantly impacted Yanacocha's net effective tax rate were related to non-deductible expenses and penalties.

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

Net Income

      As a consequence of the foregoing, net income decreased by US$0.1 million from US$525.5 million in 2005 to US$525.4 million in 2006. As a percent of sales, net income decreased from 35 percent in 2005 to 34 percent in 2006.

Liquidity and Capital Resources

      At December 31, 2006, Yanacocha had cash and cash equivalents of US$379.9 million, substantially all of which were held in U.S. Dollars, as compared to US$295.5 million at December 31, 2005.

Cash provided by operating activities

      Yanacocha's operations generated a net cash flow of US$637.2 million in 2006, US$665.4 million in 2005 and US$545.0 million in 2004. The decrease in net cash flow provided by operating activities in 2006 was primarily attributable to increased operating costs, higher levels of materials and supplies inventories, lower depletion, depreciation and amortization expenses and higher income tax pre-payments. The increase in net cash flow provided by operating activities in 2005 is primarily attributable to higher sales revenues, partially offset by increased operating costs and higher level of materials and supplies inventories. The increase in net cash flow provided by operating activities in 2004 was primarily attributable to the increase in production and sales of gold, partially off-set by higher costs applicable to sales and income tax pre-payments.

Cash used in investing activities

      Net cash used in investing activities was US$268.4 million in 2006, US$223.6 million in 2005 and US$228.2 million in 2004. Investing activities in 2006 consisted primarily of US$157.8 million for mine and leach pad expansions of Carachugo (stage 10) and La Quinua (stage 6), US$9.3 million for environmental site and regional water management projects, US$11.9 million for mining equipment, US$44.8 million for the Yanacocha gold mill facility, US$11.1 million for the Conga project and US$32.7 million for work related to other ongoing expansions. In 2005, investing activities consisted primarily US$56.0 million for capital expenditures associated with the expansions of the La Quinua (stages 5 and 6), Cerro Yanacocha (stage 7) and Carachugo (stage 10) leach pads, US$23.9 million for mine development of Chaquicocha, Cerro Yanacocha and La Quinua, US$30.2 million for new mine equipment and US$12.0 million for environmental projects. In addition, Yanacocha invested US$17.4 million in developing the Minas Conga project. In 2004, investing activities consisted primarily of capital expenditures associated with the expansions of the La Quinua (stage 4) and Cerro Yanacocha (stage 6) leach pads. Yanacocha invested US$22.2 million and US$14.5 million, respectively, in 2004 for these projects. In addition, Yanacocha invested US$13.1 million in the construction of the new carbon column plant and stripping circuit for Carachugo mine, US$36.9 million in new mining equipment, US$20.4 for environmental and regional water management projects and the remaining balance in other ongoing expansion work.

Cash used in financing activities

      Net cash used in financing activities was US$284.4 million in 2006, US$216.1 million in 2005 and US$293.4 million in 2004. Financing activities in 2006 consisted primarily of dividends of US$480 million distributed to partners, partially off-set by proceeds received from debt of US$200 million. In 2005, financing activities consisted of the repayment of US$34.2 million of long-term debt and dividends of US$180 million distributed to partners. In 2004, financing activities consisted basically of the repayments of long-term debt of US$95.5 million and dividends distributed to partners of US$280 million, slightly off-set by proceeds received from debt of US$65.5 million.

Exploration Costs; Capital Expenditures

      Exploration

      Yanacocha's basic and advanced exploration costs during the period from 1992 through 2006 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from the Yanacocha Receivables Securitization. See Note 11 to the Yanacocha Financial Statements. During 2004, 2005 and 2006, Yanacocha incurred US$35.2 million, US$32.9 million and US$32.3, respectively, in exploration costs. During 2007, Yanacocha plans to spend approximately US$33.4 million on exploration. These exploration costs include all of the costs associated with exploration activities such as drilling services (which are subcontracted), geologists and metallurgical testing. See "Item 4. Information on the Company--Yanacocha--Exploration."

      Capital Expenditures

      Yanacocha's capital expenditures from its formation in 1992 through 2006 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from the Yanacocha Receivables Securitization (see Note 11 to the Yanacocha Financial Statements). Such capital expenditures have related principally to the construction of the Carachugo, Maqui Maqui, San Jose, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants, at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha and the expansion of the leach pads for the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha's capital expenditures from its formation through December 31, 2006 totaled approximately US$2,134 million. Yanacocha anticipates that its capital expenditures for 2007 will be approximately US$355 million, in connection with the Yanacocha gold mill facility, the Minas Conga project, construction of an alternate road to the coast of Peru, the expansion of the La Quinua stage 6 and the Carachugo stages 10 and 11 leach pads, the construction of Yanacocha stage 5 leach pad, construction of the AWTP plant at La Quinua, and the acquisition of real property, heavy mining equipment and various other equipment.

Research and Development

      Yanacocha is a mining exploration and production company and does not engage in research and development activities.

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

Tabular Disclosure of Contractual Obligations

Our Contractual Obligations

      The following table shows our contractual obligations as of December 31, 2006:

                                                Payments Due By Period (US$ in millions)
                                                ----------------------------------------
                                                   Less than    1-3    4-5   After 5
                                        Total        1 year    years  years   years
                                        -----      ----------  -----  -----  -------
Long-Term Debt(*)....................    10.0         10.0      --     --      --
Total Contractual Cash Obligations...    10.0         10.0      --     --      --

----------
(*) Represents a US$10.0 million short-term bank loan outstanding as of December 31, 2006, which was converted into long-term debt payable over five years in June 2007.

      As of December 31, 2006, we had no other commercial commitments.

Yanacocha's Contractual Obligations

      The following table shows Yanacocha's contractual obligations as of December 31, 2006:

                                                             Payments Due By Period
                                                        (in thousands of U.S. Dollars)
                                                     -------------------------------------
                                                     Less than    1-3       4-5    After 5
                                            Total      year      years     years    years
                                           -------   ---------  ------    ------   --------
Long-Term Debt .........................   200,000    10,345    49,379    59,586    80,690
Capital Lease Obligations ..............        --        --        --        --        --
Reclamation and Remediation Liability      140,832     4,724    12,566     8,443   115,099
Open purchase orders ...................     5,635     5,635        --        --        --
Other Long-Term Obligations (*) ........    78,657    53,228    15,290    10,139        --

Total Contractual Cash Obligations .....   425,124    73,932    77,235    78,168   195,789

----------
(*) Other long-term contracts include deferred workers compensation obligations, power and fuel supply contract commitments and fuel and inventory obligations.

ITEM 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

      Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting for a three year term. The last election took place on March 25, 2005, and the next election is scheduled for March 2008. See Item 10. "Additional Information--Memorandum and Articles of Association".

               Our current directors and executive officers are as follows:

                                                                                     Date First    Current
Name                              Age                     Position                   Appointed     Term Ends
-------------------------------   ---   ------------------------------------------   ----------  -----------
Directors
  Alberto Benavides(1).........    86   Chairman of the Board                           1980      March 2008
  Norman Anderson..............    76   Director                                        1994      March 2008
  Luis Coleridge...............    70   Director                                        2000      March 2008
  Aubrey Laurence Paverd.......    68   Director                                        2002      March 2008
  Felipe Ortiz-de-Zevallos.....    59   Director                                        2003      March 2008
  Roque Benavides(2)...........    52   Director                                        2004      March 2008
  German Suarez(3).............    65   Director                                        2005      March 2008

Executive Officers
  Roque Benavides(1)...........    52   President and Chief Executive Officer           2001
  Carlos E. Galvez ............    54   Vice President and Chief Financial Officer      2001
  Raul Benavides(1)............    51   Business Development Vice President             1997
  Francois Muths...............    55   Operations Vice President                       1992
  Jose Miguel Morales(1).......    61   General Counsel                                 1970
  Cesar E. Vidal...............    52   Explorations Vice President                     1996
  Carlos Humberto Rodriguez....    62   Comptroller                                     1984

---------
(1) Alberto Benavides de la Quintana is the father of Roque Benavides Ganoza and Raul Benavides Ganoza, the father-in-law of Jose Miguel Morales Dasso and the brother of Jorge Benavides de la Quintana.

(2) Roque Benavides Ganoza replaced Jorge Benavides de la Quintana, who was a Director until July 2004

(3) German Suarez replaced Carlos Plenge Washburn, who was Director until March 2005.

      Set forth below is biographical information concerning members of our management:

      Alberto Benavides, Founder, Chairman and member of the Compensation Committee and Nominating/Corporate Governance Committee. Mr. Alberto Benavides served as our Chief Executive Officer from 1953 to February 2001 and as a director from 1953 to 1964 and from 1971 to the present, serving as Chairman since 1980. He has been Vice Chairman of Yanacocha's Executive Committee since 1992. He also has served as a director of numerous other mining and mining-related companies that are our subsidiaries. He spent 17 years (1944-1952 and 1964-1971) with Cerro de Pasco Corporation, a Delaware corporation engaged in the mining business that has since been expropriated by the Peruvian government and renamed Centromin Peru, where he was in various management and executive positions involved in the exploration and geology of mines in Peru, including serving as President from 1964 to 1971. He served as President of the Privatization Committee for Centromin from 1992 to 1994 and as director of the Banco Central de Reserva del Peru (the Central Reserve Bank of Peru) from 1992 to 2000. He received a B.S. degree in Engineering from the Universidad Nacional de Ingenieria (National University of Engineering, or UNI) in Peru in 1941 and an M.S. in Geology from Harvard University in 1944 and completed the Advanced Management Program at the Harvard Business School in 1971.

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

      Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz-de-Zevallos has been a director since August 2003 and was named President of the Universidad del Pacifico de Lima for a term from June 15, 2004 to June 15, 2009. Mr. Ortiz-de-Zevallos received a degree in Industrial Engineering from The National Engineering University in 1968, received an M.S. in Administration and System Analysis from the University of Rochester in 1970 and completed the Owner/President Management program at Harvard in 1996. He is currently ambassador of Peru in the United States of North America.

      Roque Benavides,, Director, President and Chief Executive Officer and member of the Nominating/Corporate Governance Committee. Mr. Benavides has been a director since July 2004 and was our Chief Financial Officer from 1985 to February 2001, when he was appointed President and Chief Executive Officer. Prior to that time, he served as Assistant to our Chairman of the Board from 1980 to 1985 and as a Project Engineer from 1977 to 1979. Mr. Benavides also has been an alternate member of the Executive Committee of Yanacocha since 1992. In addition, he is an alternate board member of Cerro Verde and was the General Manager of Recuperada S.A., formerly one of our majority-owned subsidiaries that has since merged into us, from 1981 to 1996. He currently is serving as an executive officer and as a director of several of our related companies. He also has served as a director of the Sociedad Nacional de Mineria, Petroleo y Energia (National Association of Minerals, Petroleum and Energy) since 1988, serving as Chairman of the Board from 1993 to 1995. Mr. Benavides served as chairman of the Confederacion Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) from 1999 to March 2001. In 2007 he was appointed as chairman of the World Gold Council and vice president of The Silver Institute. Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Catolica del Peru (Pontifical Catholic University of Peru) in Lima, Peru in 1977 and an M.B.A. from Henley, The Management College of Brunnel University in 1980, completed the Program for Management Development at the Harvard Business School in 1985 and the Advanced Management Program at Templeton College of Oxford University in 1997.

      German Suarez, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Suarez has been a director since March 2005. Mr. Suarez is an economist who was employed by the Central Bank from 1964 to 1990. From 1979 to 1980, Mr. Suarez represented Brazil and Peru at the International Monetary Fund, or IMF, and from 1981 to 1990 he served as an Official of the Ministry of Economy and Finance. Mr. Suarez served as Chairman of Banco de la Nacion from 1990 to 1992 and Chairman of the Central Bank of Peru from 1992 to 2001. He has also served as a representative of Banco de la Nacion at Bladex, Extebandes and Arlabank, a member of the board of directors of Latin American Reserves Fund, and currently is member of the board of directors of La Pampilla Refinery, or Relapasa, and Credicorp Ltd. From 1993 to 2001, he served as Governor of the IMF and Alternate Governer of the Inter-American Development. From 2000 to 2001 Mr. Suarez served as Chairman of the IMF G-24. Mr. Suarez graduated from UNMSM with a B.S. in Economics in 1965 and received an M.A. in Economics from Columbia University in 1969.

      Carlos E. Galvez, Vice President and Chief Financial Officer. Mr. Galvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer. He served as Deputy Manager of our Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980. Mr. Galvez has also served as director of the Colquirrumi and Coimolache, two of our subsidiaries, he was appointed Manager of Conenhua in 1994 and Managing Director in 2000, director of El Brocal in 2002 and director of Contacto S.A. in 2005. He has been an alternate member of the Executive Committee of Yanacocha since 2003 and an alternate board member of Cerro Verde. He also has served as director of the Sociedad de Mineria, Petroleo y Energia del Peru (Mining, Petroleum and Energy Society of Peru) since 2000. Prior to joining us, Mr. Galvez served as Managerial Adjunct for Finance and Credit from 1977 to 1978 at Banco Minero del Peru (Mining Bank of Peru). He has also served as a board member of the Comite de Operacion Economica del Sistema Electrico Nacional (Committee of Economic Operation of the National Electric System). Mr. Galvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the Universidad del Pacifico de Lima in 1980 and completed the Program for Management Development, in 1997, and the Advanced Management Program, in 2005, at The Harvard Business School

      Raul Benavides Ganoza, Business Development Vice President. Mr Benavides has been our Business Development Vice President since 1992. He is also currently an alternate member of the Executive Committee of Yanacocha (1992-to date), board member of Cerro Verde and several of our related companies. From 1984 to 1996 he was Manager of the Orcopampa mine. Prior to that time, Mr Benavides was a Manager of Operations from 1983 to 1984 and Chief of Mining from 1980 to 1983 at Colquirrumi. Since 1995, he has been a professor of mining administration at Pontificia Universidad Catolica del Peru. Mr. Benavides also has served as Vice President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering) since 1994 and was also the President of the Instituto de Seguridad Minera del Peru (Mining Safety Institute of Peru) from 1996 to 2000. Mr. Benavides was a member of the Consulting Board for the National Occupational Safety Association from 2003 to 2004. Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Advanced Management Program at The Harvard Business School in 2001.

      Francois Muths, Vice President of Operations. Mr. Muths was appointed Vice President of Operations in February 2007. Prior to that time, Mr. Muths served as a director and general manager of Inversiones Mineras del Sur S.A., our wholly owned subsidiary from 2005 to 2006, general manager from 1985 to 2005 and superintendent of the Uchucchacua mine from 1981 to 1983. He received a B.S. in engineering from the National Engineering University of Peru and a M.S. in mining from the Colorado School of Mines. In 2005, Mr. Muths completed the Program for Management Development at Harvard Business School.

      Jose Miguel Morales, General Counsel. Mr. Morales has been our General Counsel since 1973. From 1992 to 1995, Mr. Morales served as an alternate member of the Executive Committee of Yanacocha. Mr. Morales has also served as a member of the Executive Committee of Yanacocha since 1995. Mr. Morales currently serves as a director of seven of our nineteen mining and mining-related subsidiaries or affiliates. In addition, he has served as a director of the Instituto Nacional de Derecho de Mineria y Petroleo (National Institute of Mining and Petroleum
Law), serving as its President from 1989 to 1990 and as a director of the Sociedad de Mineria y Petroleo del Peru (Mining and Petroleum Society of Peru) since 1998, serving as its vice chairman since 2000. He has been a director of the following non-mining related companies: Almacenera del Peru S.A. from 1992, Inversiones Cosepa S.A. from 1979, Hotel Costa del Pacifico S.A. from 1994 and El Pacifico--Peruana Suiza Compania de Seguros from 1979. Since 1973, he also has been a partner of Estudio Aurelio Garcia Sayan--Abogados, a Lima law firm. In February 2003, Mr. Morales was elected president of the Sociedad Nacional de Mineria, Petroleo y Energia (National Association of Minerals, Petroleum and Energy). On January 31, 2005, Mr. Morales ended his tenure as President of Sociedad Nacional de Mineria, Petroleo y Energia and was elected on March 16, 2005 President of Confederacion Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) until 2007. Mr. Morales received his law degree from Pontificia Universidad Catolica del Peru in 1968 and completed the Sloan Program at Stanford University's Graduate School of Business in 1976.

      Mario Santillan, Operations Vice President (since 1992 to February 2007). Mr. Santillan served as our Vice Manager of Operations from 1982 to 1992, Superintendent of our Julcani mine from 1977 to 1982, Superintendent of our Orcopampa mine from 1974 to 1977 and Division Chief/Captain of our Julcani mine from 1970 to 1974. From 1968 to 1970, he was Chief of Mining at Mina Yuritala, a Peruvian mining company. He is a member of the Colegio de Ingenieros del Peru (Engineering Association of Peru). Mr. Santillan received a B.S. in Mining Engineering from UNI in 1968 and also studied advanced courses in mining at Pontificia Universidad Catolica del Peru, UNI, the Universidad del Pacifico (University of the Pacific) in Peru and the Colorado School of Mines. He retired in February 2007.

      Cesar E. Vidal, Explorations Vice President. Mr. Vidal has been our Explorations Vice President since the beginning of 1996. Mr. Vidal also currently serves as director of El Brocal and Coimolache. From 1981 to 1987, he served as a geologist for BISA. Prior to joining us, from 1991 to 1995, he served as an independent economic geologist consultant to several mining companies, including us. From 1987 to 1991, he served as the chief geologist for Perubar S.A., a Peruvian zinc mining company. Mr. Vidal received his B.S. in Geology from UNI in 1977, a Ph.D. in Geology from the University of Liverpool in 1980 and certification as an engineering geologist in Peru from UNI in 1984. He also was a post-doctoral research fellow at the Universitat Heidelberg (the University of Heidelberg) from 1985 to 1986. He completed the Advanced Management Program at Templeton College of Oxford University in 2005.

      Carlos Humberto Rodriguez, Comptroller. Mr. Rodriguez has served as our Comptroller since 1984 and as Secretary of our Audit Committee. In February 2003, Mr. Rodriguez was elected our Compliance and Ethics Officer. He also served as Comptroller at Cyanamid Peruana S.A., a Peruvian chemical and pharmaceutical company, from 1965 to 1975, and as General Accountant at Petrolera Amotape S.A., a Peruvian oil company devoted to exploration and development of oil, from 1963 to 1964. Mr. Rodriguez received his B.S. in Economic and Commercial Sciences and Accounting from Pontificia Universidad Catolica del Peru in 1972. In 1988, Mr. Rodriguez obtained a degree in Management from Universidad de Piura.

Compensation

      During the year ended December 31, 2006, the aggregate amount of compensation that we paid to all directors and executive officers was approximately S/.29.0 million, including director's fees accrued in 2005 and paid in 2006. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual directors or executive officers.

      We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs. This program is in effect as long as the executives are employed by us at the settlement date of the program. See Note 18 to the Financial Statements.

Board Practices

The Audit Committee

      The Audit Committee, composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or General Meeting, and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Comision Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the Commission and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Coleridge, Ortiz-de-Zevallos and Suarez.

The Compensation Committee

      The Compensation Committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee are currently Messrs. Benavides de la Quintana, Ortiz-de-Zevallos and Suarez.

Nominating/Corporate Governance Committee

      The Nominating/Corporate Governance Committee is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders, and monitoring issues and practices related to corporate governance and to propose necessary actions in respect thereof. The members of the Nominating/Corporate Governance Committee are currently Messrs. Benavides de la Quintana, Anderson, Coleridge, Paverd, Ortiz-de-Zevallos, Benavides Ganoza and Suarez.

Employees

      At December 31, 2006, we and our subsidiaries had 2,045 employees, of which 1,567 were on our payroll. In addition, we have entered into arrangements with independent contractors, which employed 4,343 persons who worked at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2006, the average tenure of our permanent laborers at the Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Antapite mines (the only mines for which we have long-term historical records) was approximately 16 years.

      Of our 1,567 permanent employees, approximately 62.35 percent are members of nine different labor unions (three unions and one labor union committee for clerical workers and five unions for permanent laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. Each of the labor unions is a company-based union with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length, and set wages for the applicable period and include increases as negotiated and certain other employee benefits, such as overtime, bonuses and family benefits.

      Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of our employees and housing, hospitals and a full range of social services for our permanent employees and their families at townsites near our mines in compliance with mining regulations. We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount, four percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining four percent of such profits to be distributed among the employees based on their relative salary levels. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee's monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by us to the Fondo Nacional de Capacitacion Laboral de Promocion del Empleo (FONDO EMPLEO), a fund established to promote employment and employee training.

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

      Our permanent employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the ONP or in AFPs. We are required to withhold from each of the salaries of the employees enrolled in the ONP system approximately 13 percent of such employee's salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system approximately 13 percent of such employee's salary, and pay such amounts to the respective AFP (exact amount varies from one AFP to another). Additionally, for workers involved in mining and metallurgical processes, an additional 2 percent is withheld from their salaries, and we contribute an additional 2 percent to increase their pension funds. We have no liability for the performance of these pension plans. In addition, our independent contractors are responsible for covering severance and pension payments with respect to their employees.

      In addition, we pay ES-SALUD nine percent of our total payroll for general health services for all permanent employees. Prior to May 1997, we were required to pay to ES-SALUD one percent of our payroll of blue collar employees for employment related illness and accidents, or the Workers Compensation Fund Payment. In addition, Law No. 26790 also requires us to provide private insurance representing an average payment equal to 1.30 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards. As of December 1, 2004, we are no longer required to pay a total of 2 percent of our total payroll for the Extraordinary Solidarity Tax.

      Prior to April 30, 2007, we had not experienced any strikes during the past five years. On April 30, 2007, we experienced a 5-day labor stoppage at the Uchucchacua mine, which coincided with a strike called by the national mining and metallurgical union.

Share Ownership

      At April 30, 2007, our directors and executive officers, as a group, owned 25,986,387 Common Shares, representing 20.43 percent of all the 127,221,164 shares outstanding. Our directors and executive officers do not own any Investment Shares.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

      As of April 30, 2007, we had 137,444,962 Common Shares, including 10,580,130 treasury shares, and 372,320 Investment Shares, including 30,988 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of April 30, 2007 with respect to each shareholder known to us to own more than
2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

                             Control of the Company*

                                                                                                                     Percentage
                                                            Percentage                 Percentage     Number of      Beneficial
                                                            Beneficial                 Beneficial      Common      Ownership of
                                                             Ownership    Number of   Ownership of   Shares and    Common Shares
                                              Number of     of Common    Investment    Investment    Investment   and Investment
               Shareholder                  Common Shares    Shares(2)     Shares        Shares        Shares         Shares
-----------------------------------------   -------------   ----------   ----------   ------------   ----------   --------------
Blackrock Investment Management (UK) Ltd.     10,118,000       7.36            --            --      10,118,000         7.35
Benavides
  Family(1) .............................     37,532,697      27.31        79,200         21.27      37,611,897        27.29
Fidelity Management & Research ..........      4,867,700       3.54            --            --       4,867,700         3.53
Cia Minera Condesa S.A ..................     10,580,130       7.70        30,988          8.32      10,611,118         7.70
Merrill Lynch IIF-World Gold Fund .......      5,275,000       3.83            --            --       5,275,000         3.82
Fidelity Low Priced Stock Fund ..........      3,433,600       2.50            --            --       3,433,600         2.49
AFP, Prima ..............................      4,688,225       3.41            --            --       4,688,225         3.40
AFP, Integra ............................      6,396,451       4.65            --            --       6,396,451         4.64
AFP Horizonte ...........................      4,628,792       3.37            --            --       4,628,792         3.36
Directors and Executive
  Officers as a Group ...................     25,986,387      18.91            --            --      25,986,387        18.86

----------
(1) Includes Common Shares directly or indirectly owned by Alberto Benavides de la Quintana and certain members of his immediate and extended family and their spouses.

(2) The beneficial ownership of Common Shares adds up to more than 100 percent due to participation by certain members of the Benavides Family as Directors and/or Executive Officers.

*     At April 30, 2007.

      As of April 30, 2007, we estimate that 66,419,164 ADSs are held in the United States, which represent approximately 52 percent of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 21 institutions at April 30, 2007.

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

      Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3 percent royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$37.8 million, US$46.1 million and US$48.5 million in 2004, 2005 and 2006, respectively, and are presented as royalty income in the consolidated statements of income.

      Condesa received cash dividends from Yanacocha of approximately US$121.7 million, US$77.0 million and US$209.5 million in 2004, 2005 and 2006, respectively.

      Cash dividends received from Cerro Verde amounted to approximately US$1.4 million in 2004, US$12.8 million in 2005. No cash dividends were received from Cerro Verde in 2006.

      In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract expired on December 31, 2004 and was renewed in January 2005 under the same terms. The revenues related to this service contract amounted to approximately US$5.1 million for the year ended December 31, 2006, US$3.7 million for the year ended December 31, 2005 and US$3.0 million for the year ended December 31, 2004.

      In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for us operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services amounted to approximately US$3.9 million in 2006, 2005 and 2004, respectively.

Interests of Experts and Counsel

      Not applicable.

ITEM 8. Financial Information

Consolidated Financial Statements

      See "Item 19. Exhibits" for a list of financial statements filed under
Item 18.

Other Financial Information

Legal Proceedings

      Other than the legal proceeding relating to Yanacocha described in "Item
4. Information on the Company--Yanacocha--Legal Proceedings" and as described below, we and Yanacocha are each parties to certain other legal proceedings arising in the normal course of business, none of which, individually or in the aggregate, is material.

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

      The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2002 to 2006. Prior to May 3, 2003, cash dividends with respect to were paid per Series A Share, Series B Share and ADS. Effective on May 3, 2002, we redesignated our Series B Shares and Series A Shares as Common Shares and each of our ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, we modified the ratio of our ADSs from two Common Shares per ADS to one Common Share per ADS. Dividends with respect to the years 2002 to 2006 were paid per Common Share and ADS. See "Item
4. Information on the Company--The Company--History and Development--History--Redesignation of the Company's Shares and ADSs":

                           Per                        Per                         Per
                      Common Share                    ADSs                  Investment Share
Year ended     -------------------------   -------------------------   -------------------------
December 31,   Interim    Final    Total   Interim    Final    Total   Interim    Final    Total
-------------  -------   ------   ------   -------   ------   ------   -------   ------   ------
2002(1)         0.3202    0.303   0.6232    0.6404    0.606   1.2464    0.3202   0.3030   0.6232
2003(2)         0.5453       --   0.5453    1.0906       --   1.0906    0.5453       --   0.5453
2003(2)         0.3282   0.5536   0.8818    0.3282   0.5536   0.8818    0.3282   0.5536   0.8818
2004(3)         0.5312    0.585   1.1162    0.5312    0.585   1.1162    0.5312    0.585   1.1162
2005(4)         0.6102   0.7216   1.3318    0.6102   0.7216   1.3318    0.6102   0.7216   1.3318
2006(5)           0.25     0.37     0.62      0.25     0.37     0.62      0.25     0.37     0.62

----------
(1) Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2002.

(2) Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2003.

(3) Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2004.

(4) Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2005.

(5)   Interim and final dividend amounts are expressed in U.S. Dollars.

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

ITEM 9. The Offer and Listing

Offer and Listing Details

      Not applicable.

Plan of Distribution

      Not applicable.

Trading Markets

      Effective on May 3, 2002, we redesignated our Series B Shares and Series A Shares as Common Shares. From such date, each of our ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, we modified the ratio of our ADSs from two Common Shares per ADS to one Common Share per ADS. See "Item 4. Information on the Company--The Company--History and Development--History--Redesignation of the Company's Shares and ADSs". Accordingly, since May 3, 2002, the Common Shares and ADSs representing the Common Shares (each ADS representing two Common Shares) have been listed and traded on the New York Stock Exchange under the symbol "BVN". In addition, the Common Shares are listed and traded on the Lima Stock Exchange. The Investment Shares have been listed and traded on the Lima Stock Exchange since 1979.

      As of May 31, 2007, the share capital with respect to the Common Shares was S/.549,779,848 represented by 137,444,962 shares and the share capital with respect to the Investment Shares was S/.1,489,280 represented by 372,320 shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of May 31, 2007, there were 1,351 owners of record of the Common Shares and 1,019 owners of record of the Investment Shares.

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

Trading Information

      The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Nuevos Soles. The table also includes for the same periods the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars from the date after the redesignation of our Series B Shares and Series A Shares as Common Shares on May 3, 2002. See "Item 4. Information on the Company--The Company--History and Development--History--Redesignation of the Company's Shares and ADSs":

                                   Common Shares(1)                      ADSs(2)                    Investment Shares(1)
                           -------------------------------   -------------------------------   ------------------------------
                              Trading                           Trading                           Trading
                               Volume       High      Low        Volume       High      Low        Volume       High     Low
                           -------------   ------   ------   -------------   ------   ------   -------------   -----   ------
                           (in millions)     (in nominal     (in millions)   (in US$per ADS)   (in millions)    (in nominal
                                            S/. per share)                                                     S/. per share)
Annual highs and lows
  2002 (after May 3,
  2002)                         8.18        54.53    24.98        51.26       16.00    9.86         0.15       37.00   16.80
  2003                          4.56       109.50    39.70        66.99       31.81   12.00         0.13       56.00   26.03
  2004                          2.21       105.00    66.80       109.38       30.49   18.46         0.18       70.20   48.00
  2005                          3.03       109.00    65.06       106.57       32.54   19.93         0.09       80.70   51.00
  2006                          2.33       106.50    77.12       173.71       32.49   22.81         0.04        88.0    73.0

Quarterly highs and lows

2005
  1st quarter                   0.46        76.50    68.57        25.41       23.68   20.62         0.01       64.30   62.00
  2nd quarter                   0.57        74.44    67.44        20.32       23.41   20.59         0.03       56.69   54.34
  3rd quarter                   1.27        87.05    76.22        24.82       27.14   23.39         0.02       61.34   55.77
  4th quarter                   0.73       105.17    86.99        36.02       31.42   25.26         0.03       78.90   75.34

2006
  1st quarter                   0.83       106.50    77.12        49.74       31.34   22.81         0.02        75.0    73.0
  2nd quarter                   0.86       101.40    77.50        57.85       32.49   23.30        0.002        78.0    75.0
  3rd quarter                   0.37        99.00    83.00        35.41       30.93   24.91         0.02        88.0    76.0
  4th quarter                   0.27        91.50    78.00        30.71       28.68   23.72        0.003        85.0    80.0

Monthly highs and lows

2006
  November                      0.11        91.49    82.0          8.94       28.65   25.55       0.0003        84.0    82.0
  December                      0.08        91.50    85.0          7.28       28.68   26.30       0.0015        85.0    83.0

2007
  January                       0.17        92.90    82.50        11.04       29.08   24.97        0.004        85.0    82.0
  February                      0.07        96.00    87.00         7.68       30.50   27.30        0.003        85.0    82.0
  March                         0.01         95.5    84.10        11.96       30.31   26.08        0.002       83.30   82.00
  April                         0.21       109.45    95.00        10.61       34.86   29.80        0.002       84.01   83.00
  May                           0.09       110.70   100.58         9.61       35.20   31.32        0.002       84.01   84.00

----------
(1)   Source: Lima Stock Exchange

(2)   Source: Bloomberg; Yahoo Finance

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

                               Series A Shares(1)         Series B Shares(1)              ADSs(2)             Investment Shares(1)
                           -------------------------  -------------------------  ------------------------  -------------------------
                            Trading                    Trading                    Trading                   Trading
                             Volume    High     Low     Volume    High     Low     Volume    High    Low     Volume    High    Low
                           ---------  -----    -----  ---------  -----   ------  ---------  -----   -----  ---------  -----   ------
                              (in       (in nominal      (in       (in nominal      (in          (in          (in       (in nominal
                           millions)  S/. per share)  millions)  S/. per share)  millions)    US$per ADS)  millions)  S/. per share)
Quarterly highs and lows
2002
  1st quarter ..........      0.18    37.47    31.00     3.78    44.69    37.69    11.74    26.12   21.79     0.04    30.86    22.87
  2nd quarter
    (through May 3,
    2002) ..............      0.25    46.87    45.48     1.34    47.50    45.94    13.96    30.77   25.68     0.05    35.67    31.51

----------
(1)   Source: Lima Stock Exchange

(2)   Source: The New York Stock Exchange, Inc.

Selling Shareholders

      Not applicable.

Dilution

      Not applicable.

ITEM 10. Additional Information

Share Capital

      Not applicable.

Memorandum and Articles of Association

Organization and Register

      We were formed on September 7, 1953 by public deed as a Peruvian sociedad anonima. However, in May of 1998, our By-laws were changed to conform with the new Peruvian Companies Law. The term of existence is indefinite and our principal place of business is Lima, Peru.

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

      Directors are elected as a group for a term of three years and may be reelected indefinitely. Pursuant to Article 29 of our By-laws, Directors are not required to be shareholders. The Board of Directors, in its first meeting after the Annual Obligatory Meeting during which elections are held, must choose from among its members a Chairman and a Vice Chairman. The Peruvian Companies Law requires that all companies (sociedades anonimas) provide for the representation of minority shareholders on their Boards of Directors. To that effect, each of our Common Shares gives the holder the right to as many votes as there are directors to be elected. Each holder may pool his votes in favor of one person or distribute them among various persons. Those candidates for the Board who receive the most votes are elected directors.

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

      Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board of Directors, where each such holder is entitled to one vote per share per nominee. Each holder's votes may be cast all for a single nominee or distributed among the nominees at the holder's discretion. Holders of Common Shares may attend and vote at shareholder meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of public companies that are sociedades anonimas abiertas, as we are, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

      Our share capital may be increased by holders of Common Shares at a shareholder meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of Common Shares at a shareholder meeting. Capital reductions are mandatory when accumulated losses exceed 50 percent of capital to the extent such accumulated losses are not off-set by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to CONASEV, the Lima Stock Exchange and the Superintendencia Nacional de Administracion Tributaria (SUNAT) and published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

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

Shareholders' Meetings

      Pursuant to Peruvian law and our By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anonima abierta, we are subject to the special control of CONASEV, as provided in Article 253 of the Peruvian Companies Law. If we do not hold the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholder meeting required by the Peruvian Companies Law or our By-Laws, CONASEV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting, which will take place in a reasonable period of time. Other shareholder meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least five percent of the Common Shares. If, at the request of holders of five percent of the Common Shares, the shareholder meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, CONASEV will call for such meeting. In CONASEV calls for a shareholders meeting, CONASEV will indicate the place, time and hour of the meeting, the agenda and the person who will preside. If it is a meeting other than the Annual Obligatory Meeting or a shareholder meeting required by the Peruvian Companies law or the By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting. Resolucion CONASEV No. 111-2003-EF-94.10, as amended by Resolucion CONASEV No. 016-2004-EF/94.10 and Resolucion CONASEV No. 015-2005-EF/94.10, approved provisions related to the right of the minority shareholders to obtain information regarding a sociedad anonima abierta such as us and to request CONASEV to call a shareholders meeting if it is not called by the sociedad anonima abierta upon request, for which purpose Resolucion CONASEV No. 007-2006-EF/94.10 shall apply. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholder meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder's shares, agrees to hold the shareholder meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholder meetings.

      Since we are a sociedad anonima abierta, notice of shareholders' meetings must be given by publication of a notice, with the publication occurring at least 25 days prior to any shareholders' meeting, in El Peruano and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholder meeting by holders of 100 percent of the outstanding Common Shares. According to Article 25 of the By-Laws and Article 257 of the Peruvian Companies Law, shareholder meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the By-Laws, the sale in a single act of assets with an accounting value that exceeds 50 percent of our capital stock, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50 percent of our total voting shares. For the second call, the presence of shareholders holding at least 25 percent of our total voting shares constitutes a quorum, and for the third call there is no quorum requirement. These decisions require the approval of the majority of the voting shares represented at the shareholder meeting. General Meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

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

Disclosure of Share Holdings

      There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the CONASEV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10, when an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25 percent) of the voting shares of a company, a procedure known as Oferta Publica de Adquisicion, or Takeover Bid, must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company's voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. In addition, CONASEV and the Lima Stock Exchange must be notified of any transfer of more than 5 percent of our paid-in-capital.

Changes in the Capital

      Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than is required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anonimas abiertas, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways.

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

      On December 30, 2005 and January 2, 2006, we acquired 50 percent and 25 percent, respectively, of the capital stock of Minas Poracota S.A., or Minas Poracota, for a purchase price of US$4.5 million. According to the shareholders agreement we executed with Teck Cominco, if a preliminary study to be carried out by us and Teck Cominco indicates a probability of gold production that is greater than 300,000 ounces per year, Teck Cominco will have the right to increase its equity interest in Minas Poracota to 50 percent and operate the project. Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold. In October 2006, we purchased the remaining 25 percent interest from Teck Cominco for US$2.25 million. See Note 38(b) to the Financial Statements.

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

Capital Gains

      Pursuant to Article 19, paragraph l, item 1, of the Peruvian Income Tax Law, as amended by Legislative Decree 945 effective since January 1, 2004, and by Legislative Decree 970 effective since January 1, 2007, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if (i) in the case of individuals, the transaction is effected on or before December 31, 2008; and (ii) in the case of shareholders other than individuals, the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2008. Legislative Decree 945 also amended Article 2 of the Peruvian Income Tax Law to define: (i) capital gains as any revenue coming from the sale of capital assets; and (ii) capital assets as those assets whose purpose is not to be traded in the regular course of business of the owner of the assets. This definition of capital gains could imply that the gains effected from the sale or disposition of Common Shares on the Peruvian stock exchange (floor session) are not exempted from Peruvian income tax if such Common Shares are deemed not to be capital assets as defined in Article 2 of the Preuvian Income Tax Law. However, Article 2 of the Peruvian Income Tax Law also provides that the sale of shares and similar securities is an operation which produces capital gains. Therefore, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if the seller is an individual and the transaction is effected on or before December 31, 2008 or, if the seller is not an individual, the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2008. There is no assurance that this exemption will be extended beyond December 31, 2008.

      An entity organized in Peru will be subject to Peruvian tax on capital gains from sales of Common Shares after December 31, 2008 or from any sale on or before such date not effected on a Peruvian stock exchange. In addition, if Common Shares sold or disposed of on a Peruvian stock exchange are deemed not to be capital assets, they will not produce capital gains for purposes of enjoying the exemption described above. The amount of any taxable capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

      An individual holder will be taxed on capital gains from the sale or other disposition of Common Shares only if (a) such individual (i) in the case of an individual domiciled in Peru, "customarily transacts in shares or other securities" or (ii) in the case of an individual not domiciled in Peru, "customarily transacts in shares issued by Peruvian companies" and (b) the sale of such shares (i) is made on or before December 31, 2008 and is not effected on a Peruvian stock exchange or (ii) is effected after December 31, 2008, unless the first paragraph of Article 2 of the Peruvian Income Tax Law, as amended by Legislative Decree 945, is interpreted to deem that Common Shares are not capital assets and therefore they do not produce capital gains for purposes of enjoying the exemption described above. For this purpose, an individual "customarily transacts in shares or other securities" if such person makes at least ten purchases and at least ten sales of shares or other securities during the taxable year, and an individual "customarily transacts in shares issued by Peruvian companies" if such person makes at least ten purchases and at least ten sales of shares issued by Peruvian companies during the taxable year. The amount of any taxable gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

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

Cash Dividends and Other Distributions

      Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Under current law, a maximum 15 percent U.S. tax rate is imposed on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation if
(i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. The ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a maximum rate of 15 percent. The maximum 15 percent tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2010. Dividends paid in Nuevos Soles are includible in a United States dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Nuevos Soles for a different amount of U.S. Dollars will be United States source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax but in other circumstances may constitute a taxable dividend.

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

Dividends and Paying Agents

      Not applicable.

Statement by Experts

      Not applicable.

Documents on Display

      We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file annual reports and other information to the Commission. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279-0001. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by us to the Commission may be accessed through this web site.

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

Gold Commodity Contracts

Gold and silver hedging and sensitivity to market price

      Our revenues and expenses are to a great extent influenced by world market prices for gold, silver, zinc and lead that fluctuate widely and over which we have no control. Until 1998, we pursued a limited economic hedging and options strategy, locking in metals prices on a medium-term basis when we considered market prices attractive. However, in 1998 we adopted a new hedging strategy, in order to focus on long-term position-taking on the price of precious metals.

      Yanacocha has informed us that it has generally not engaged in, and is currently not engaged in, gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

      In October 2004 our Board of Directors issued a mandate not to enter into new hedging transactions. To avoid future fluctuations in the consolidated results of operations, since 2003, we have been modifying the terms of certain gold derivative instruments in order to qualify them as normal sales contracts. In March 2006, we closed out all of our outstanding gold derivative contracts that were maintained as of December 31, 2005 and replaced them with sales contracts that require physical delivery of gold (normal sales) at fixed or maximum prices. On January 15, 2007, we transferred 208,000 gold ounces that had been committed for 2007 and 108,000 gold ounces that had been committed for 2008 to 2012, without any cash disbursement. On March 9, 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on determined commitments for a total of 483,000 gold ounces scheduled for delivery from 2008 to 2012, which required us to make aggregate payments of US$144.99 million. Additionally, on May 15 and May 25, 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on all of our 2007, 2008 and 2009 gold commitments for a total of 488,000 gold ounces, which required us to make aggregate payments of US$170.70 million. After these transactions we will continue delivering physical gold as scheduled but will receive the prevailing market price at the time.

      Under the terms of the normal sales contracts at fixed prices, we will realize capped prices ranging from the applicable gold market price to US$451 per ounce. As of May 31, 2007, we were committed to sell 922,000 ounces of gold at market price of up to US$451 per ounce between January 2010 and December 2012. In 2005 and 2006, we delivered 282,000 and 388,000 ounces of gold at an average price of US$341.58 and US$338.94, respectively, as part of the sales contracts mentioned above. See further discussion in Note 33 to our Financial Statements.

Silver Derivatives Contracts

      As of May 31, 2007, we had no silver derivative contracts in place.

Gold Convertible Put Option Contracts

      We had the following gold convertible put option contracts as of May 31, 2007:

Gold Convertible Put
Option Contracts        2007     2008     2009     2010    After 2010    Total
--------------------   ------   ------   ------   ------   ----------   -------
Knock-in contracts
Ounces                     --       --       --       --         --          --
Average price US$/oz       --       --       --       --         --          --
Knock-out contracts
Ounces                 37,500   60,000   60,000   30,000     22,500     210,000
Average price US$/oz   345.00   345.00   345.00   345.00     345.00      345.00

      Knock-out/knock-in option contracts are contingent bought put options that might terminate (or knock-out) or convert (or knock-in) to bought put options, depending on certain market conditions. Referred contingent option contracts are marked to market with changes reflected in income. Fair value of these contracts as of May 31, 2007 was insignificant.

Normal Sales

      We had the following normal sales contracts with fixed or capped prices outstanding at May 31, 2007:

Normal Sales            2007   2008    2009    2010     After 2010     Total
--------------------    ----   ----    ----   -------   ----------   -------
Ounces                   --      --      --   273,000     649,000    922,000

Average price - cap
US$/oz                   --      --      --    390.25      384.99     386.55

      We regularly examine our strategy with regard to hedging. Our Chief Executive Officer, Chief Financial Officer and Treasurer coordinate our day-to-day economic hedging activities. Mark to market value of these contracts as of May 31, 2007 was negative US$315.3 million.

Foreign currency risk

      We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. dollar (Nuevos Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. dollar will not significantly affect the results of our future operations.

Interest Rate Sensitivity

      We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 34(b) to the Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

ITEM 12. Description of Securities Other Than Equity Securities

      Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not applicable.

ITEM 15. Controls and Procedures

      Evaluation of disclosure controls and procedures. As of December 31, 2006, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Management's Annual Report on Internal Control over Financial Reporting

      Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control--Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Medina, Zaldivar, Paredes & Asociados, an independent registered public accounting firm, as stated in their report which appears elsewhere in this Annual Report.

      Attestation Report of the Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Compania de Minas Buenaventura S.A.A.

      We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Compania de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries maintained effective internal control over financial reporting as of December 31,2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compania de Minas Buenaventura S.A.A.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

      A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      In our opinion, management's assessment that Compania de Minas Buenaventura S.A.A. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Compania de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compania de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated June 14, 2007, expressed an unqualified opinion thereon.


/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS
-----------------------------------------
Countersigned by:


/S/ VICTOR BURGA
----------------------------------------
Victor Burga
C.P.C. Register No.14859

Lima, Peru
June 14, 2007

      Changes in internal controls.

      There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

      The Board of Directors has determined that Mr. Luis Coleridge Alcantara is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Coleridge and each of the other members of the Audit Committee are "independent directors" as defined in Section 303A.02 of the NYSE's Listed Company Manual.

ITEM 16B. Code of Ethics

      We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, as well as all other employees. Our code of business conduct and ethics is posted on, and within five days following the date of any amendment or waiver we intend to disclose any amendments to or waivers from our code of business conduct and ethics on, our website which is located at http://www.buenaventura.com. The information on our website is not a part of, nor incorporated into, this document.

ITEM 16C. Principal Accountant Fees and Services

      Medina, Zaldivar, Paredes & Asociados, a member firm of Ernst & Young International, has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2005 and 2006, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually at the General Meeting. The Audit Committee proposed at the General Meeting that Medina, Zaldivar, Paredes & Asociados be elected as the independent auditor for 2007.

      The following table presents the aggregate fees for professional services and other services rendered by Medina, Zaldivar, Paredes & Asociados for 2005 and 2006.

                           Year ended December 31,
                           -----------------------
                              2005        2006
                           ----------   ----------
      Audit Fees           US$330,500   US$490,646
      Audit-Related Fees   US$150,200           --
      Tax Fees              US$80,000   US$160,500
                           ----------   ----------
      Total                US$560,700   US$651,146

      Audit Fees. Audit fees in the above table are the aggregate fees billed by Medina, Zaldivar, Paredes & Asociados in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits.

      Audit-related Fees. In 2005, audit-related fees were incurred in connection with a quality assurance review of the initial implementation of the United States Sarbanes-Oxley Act of 2002 and in 2006, audit related fees were incurred in connection with the audit of management's assessment on Internal Control Over Financial Reporting .

      Tax Fees. Tax fees in the above table are fees billed by Medina, Zaldivar, Paredes & Asociados in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

      Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy. In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members and engagement letter is executed. The Audit Committee approved all audit, tax and audit-related fees in 2006.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

      Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      For the year ended December 31, 2006, neither we nor any person acting on our behalf made any purchase of our common shares.

PART III

ITEM 17. Financial Statements

      Not applicable.

ITEM 18. Financial Statements

      Please refer to Item 19.

ITEM 19.       Exhibits

(b) Index to Exhibits

1.1 By-Laws (Estatutos) of Compania de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compania de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

1.2 By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (incorporated by reference from Compania de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

4.1 Participation Agreement among Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compania de Minas Buenaventura S.A.A., Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. dated March 16, 2005 (incorporated by reference from Compania de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2004, filed on May 27, 2005)

4.2 Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compania de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerno Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compania de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006)

11 Code of Conduct and Ethics (incorporated by reference from Compania de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003)

12.1 Certification of Chief Executive Officer of Compania de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Financial Officer of Compania de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Chief Executive Officer of Compania de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Chief Financial Officer of Compania de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COMPANIA DE MINAS BUENAVENTURA S.A.A.


                                        By: /S/ CARLOS E. GALVEZ PINILLOS
                                            ------------------------------------
                                             Carlos E. Galvez Pinillos
                                             Chief Financial Officer

Dated:  June 27, 2007

Index to the Financial Statements


                                                                                                          Page
Compania de Minas Buenaventura S.A.A. and subsidiaries

Report of Independent Registered Public Accounting Firm, issued by Medina,
Zaldivar, Paredes & Asociados                                                                             F-2

Consolidated financial statements

         Consolidated Balance Sheets as of December 31, 2005 and 2006                                     F-4
         Consolidated Statements of Income for the years ended December 31, 2004, 2005
         and 2006                                                                                         F-5
         Consolidated Statements of Changes in Shareholders' Equity for the years ended
         December 31, 2004, 2005 and 2006                                                                 F-6
         Consolidated Statements of Cash Flows for the years ended December 31, 2004,
         2005 and 2006                                                                                    F-7
         Notes to the Consolidated Financial Statements                                                   F-8


Minera Yanacocha S.R.L.

Report of Independent Registered Public Accounting Firm                                                   F-48
Financial statements

         Statements of Income for the years ended December 31, 2004, 2005 and 2006                        F-49
         Balance Sheets as of December 31, 2005 and 2006                                                  F-50
         Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006                    F-51

         Statements of Changes in Partners' Equity for the year ended December 31, 2004,
         2005 and 2006                                                                                    F-52
         Notes to the Financial Statements                                                                F-53


Sociedad Minera Cerro Verde S.A.A

Report of Independent Registered Public Accounting Firm                                                   F-75

ERNST & YOUNG                                          Medina, Zaldivar, Paredes
                                                      & Asociados Sociedad Civil

Report of Independent Registered Public Accounting Firm

To the Shareholders of Compania de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated balance sheets of Compania de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has an 43.65 percent interest) and the financial statements of Sociedad Minera Cerro Verde S.A. A. (an equity accounted affiliated entity in which the Company has an 18.299 percent and 18.5 percent interest as of December 31, 2005 and 2006, respectively) as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, have been audited by other auditor whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., is based solely on the reports of the other auditor. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., and Sociedad Minera Cerro Verde S.A.A., the Company's investment and share in the net income in these entities are US$754.2 million and US$647.4 million as of December 31, 2006 and 2005, and US$314.7, US$266.2 million and US$179.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the independent auditors of Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A. provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compania de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with Peru generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see notes 39 and 40 to the consolidated financial statements).

As mentioned in note 4, El Brocal and the affiliate Sociedad Minera Cerro Verde S.A.A. modified its accounting policy for recording mining stripping costs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Compania de Minas Buenaventura S.A.A.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 14, 2007 expressed an unqualified opinion thereon.


/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS
-----------------------------------------

Countersigned by:

/S/ VICTOR BURGA
----------------

Victor Burga
C.P.C. Register No.14859

Lima, Peru
June 14, 2007

Compania de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2005 and 2006

                                                                     Note           2005             2006
                                                                                  US$(000)         US$(000)
Assets
Current assets

Cash and cash equivalents                                             6              96,851          239,533
Financial assets at fair value through profit or loss (Gold
   Certificates)                                                      7                  --           63,210
Available-for-sale financial assets                                   8              15,423           56,549
Trade accounts receivable                                             9              27,225           77,422
Other accounts receivable, net                                        10              5,567            4,481
Accounts receivable from affiliates                                   37             19,259           11,714
Inventories, net                                                      11             27,507           30,621
Current portion of prepaid tax and expenses                           12              7,705            7,961
                                                                                  ---------        ---------
Total current assets                                                                199,537          491,491

Long - term other accounts receivable                                 10              1,471            1,524
Prepaid tax and expenses                                              12              8,506           10,501
Investment in shares                                                  13            732,486          839,129
Property, plant and equipment, net                                    14            170,002          215,643
Mine development costs, net                                           15             47,777           64,753
Other assets                                                                          1,547            1,283
Deferred income tax and workers' profit sharing asset, net            30             89,796          111,447
                                                                                  ---------        ---------
Total assets                                                                      1,251,122        1,735,771

Liabilities and shareholders' equity, net
Current liabilities
Bank loans                                                            16              7,645           10,000
Trade accounts payable                                                17             15,473           28,539
Income tax payable                                                                   10,871           34,485
Other current liabilities                                             18             48,761           59,779
Derivative instruments                                                33             66,207                -
Current portion of long-term debt                                                       475              491
Deferred income from sale of future production                        33             31,209           43,032
                                                                                  ---------        ---------
Total current liabilities                                                           180,641          176,326

Other long-term liabilities                                           18             28,229           64,651
Long-term debt                                                                          397              115
Deferred income from sale of future production                        33            178,896          194,173
                                                                                  ---------        ---------
Total liabilities                                                                   388,163          435,265

Shareholders' equity, net                                             19
Capital stock, net of treasury shares of US$14,474,000 in 2005
   and 2006                                                                         173,930          173,930
Investment shares, net of treasury shares of US$37,000 in 2005
   and 2006                                                                             473              473
Additional capital                                                                  177,713          177,713
Legal reserve                                                                        37,679           37,679
Other reserves                                                                          269              269
Retained earnings                                                                   483,484          852,148
Cumulative translation loss                                                         (34,075)         (34,075)
Cumulative  unrealized gain on investments in shares carried at
   fair value                                                                            70              932
                                                                                  ---------        ---------
                                                                                    839,543        1,209,069
Minority interest                                                                    23,416           91,437
                                                                                  ---------        ---------

Total shareholders' equity, net                                                     862,959        1,300,506
                                                                                  ---------        ---------

Total liabilities and shareholders' equity, net                                   1,251,122        1,735,771
                                                                                  =========      ==========

The accompanying notes are an integral part of these consolidated statements.

Compania de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2004, 2005 and 2006

                                                                       Note        2004            2005           2006
                                                                                  US$(000)        US$(000)        US$(000)

Operating revenues
Net sales of goods and  services                                        21         266,405         283,387         548,072
Realized income from sale of future production                          33          20,187          28,064          50,325
Royalties income                                                        37          37,797          46,094          48,475
                                                                               -----------     -----------     -----------
Total revenues                                                                     324,389         357,545         646,872
                                                                               -----------     -----------     -----------
Costs of operations
Cost of good sold exclusive of depreciation and amortization            22          99,911         103,881         147,664
Exploration and development costs in operational mining sites           23          37,371          41,166          49,534
Depreciation and amortization                                                       21,723          33,640          36,931
Royalties                                                               26           9,254          12,209          24,420
Environmental liability expense                                         18               -               -           6,764
                                                                               -----------     -----------     -----------
Total costs of operations                                                          168,259         190,896         265,313
                                                                               -----------     -----------     -----------
Gross margin                                                                       156,130         166,649         381,559
                                                                               -----------     -----------     -----------
Operating expenses
General and administrative                                              24          22,833          34,350          36,639
Exploration costs in non-operational mining sites                       25          25,877          27,812          36,190
Selling                                                                 27           5,231           4,800           5,928
                                                                               -----------     -----------     -----------
Total operating expenses                                                            53,941          66,962          78,757
                                                                               -----------     -----------     -----------
Operating income                                                                   102,189          99,687         302,802
                                                                               -----------     -----------     -----------
Other income (expenses), net
Share in affiliated companies, net                                    13(b)        177,423         263,994         313,168
Finance income                                                          28           3,558           3,523           7,949
Loss from change in the fair value of derivative instruments            33         (17,360)        (26,588)        (13,268)
Finance expense                                                         28          (4,273)         (4,060)         (5,948)
Loss from change in the market value of gold certificates               7               --              --          (4,861)
Exchange difference gain (loss)                                                     (3,706)            448            (308)
Loss from exposure to inflation                                                     (2,888)             --              --
Other, net                                                              29          (4,811)         (3,227)         (5,026)
                                                                               -----------     -----------     -----------
Total other income (expenses), net                                                 147,943         234,090         291,706
                                                                               -----------     -----------     -----------
Income before workers' profit sharing, income tax and minority
   interest                                                                        250,132         333,777         594,508

Workers' profit sharing                                                 30          (5,383)         (2,593)        (14,271)
Income tax                                                              30         (29,911)        (22,816)        (64,033)
                                                                               -----------     -----------     -----------
Net income                                                                         214,838         308,368         516,204

Net income attributable to minority interest                                        (8,261)        (19,971)        (88,147)
                                                                               -----------     -----------     -----------
Net income attributable to Buenaventura                                            206,577         288,397         428,057
                                                                               ===========     ===========     ===========

Basic and diluted earnings per share, stated in U.S. dollars              31          1.62            2.27            3.36
                                                                               ===========     ===========     ===========

Weighted average number of shares outstanding                                  127,236,219     127,229,844     127,221,164
                                                                               ===========     ===========     ===========

The accompanying notes are an integral part of these consolidated statements.

Compania de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2004, 2005 and 2006

                                     Capital stock, net of
                                        treasury shares
                                    -----------------------
                                       Number       Common     Investment    Additional      Legal        Other       Retained
                                     of shares      shares      shares        capital       reserve      reserves     earnings
                                                   US$(000)     US$(000)      US$(000)      US$(000)     US$(000)     US$(000)
Balance as of January 1, 2004,
   before modifications             126,879,832      173,930          491       177,983        28,938           --       65,555
Gain (loss) to apply the equity
   method in investment in
   Sociedad Minera Cerro Verde
   S.A.A., maintained initially
   at fair value, note 13(c)                 --           --           --            --            --           --       15,434
Cumulative loss of change in
   accounting principle in El
   Brocal, note 4                            --           --           --            --            --           --       (3,007)
Cumulative gain of change in
   accounting principle in
   Sociedad Minera Cerro Verde
   S.A.A., note 4                            --           --           --            --            --           --        4,221
                                    -----------   ----------   ----------    ----------    ----------   ----------   ----------
Balance modified as of
   January 1, 2004                  126,879,832      173,930          491       177,983        28,938           --       82,203
Declared and paid dividends,
   note 19(e)                                --           --           --            --            --           --      (40,648)
Fair value of derivative
   instruments classified as
   hedging instruments held by El
   Brocal, note 33                           --           --           --            --            --           --           --
Transfer to legal reserve                    --           --           --            --         8,741           --       (8,741)
Increase of the capital stock of
   minority interest shareholder             --           --           --            --            --           --           --
Cumulative loss for translation
   of investment in Minera
   Yanacocha S.R.L., maintained
   through Compania Minera
   Condesa S.A., and Sociedad
   Minera Cerro Verde S.A.A                  --           --           --            --            --           --           --
Loss on translation to U.S.
   dollar, note 3(f)                         --           --           --            --            --           --           --
Other                                        --           --           --            --            --          269           --
Net income                                   --           --           --            --            --           --      206,577
                                    -----------   ----------   ----------    ----------    ----------   ----------   ----------
Balance as of December 31, 2004     126,879,832      173,930          491       177,983        37,679          269      239,391
Declared and paid dividends,
   note 19(e)                                --           --           --            --            --           --      (44,304)
Investments in shares maintained
   at fair value                             --           --           --            --            --           --           --
Fair value of derivative
   instruments classified as
   hedging instruments held by El
   Brocal, note 33                           --           --           --            --            --           --           --
Capitalization of accounts
   payable to minority interest
   shareholder in Minera
   Minasnioc S.A.C                           --           --           --            --            --           --           --
Investment shares acquired by
   Subsidiary                                --           --          (18)         (270)           --           --           --
Cumulative gain for translation
   of investment in Minera
   Yanacocha S.R.L., maintained
   through Compania Minera
   Condesa S.A., and Sociedad
   Minera Cerro Verde S.A.A                  --           --           --            --            --           --           --
Gain on translation to U.S.
   dollar, note 3(f)                         --           --           --            --            --           --           --
Other                                        --           --           --            --            --           --           --
Net income                                   --           --           --            --            --           --      288,397
                                    -----------   ----------   ----------    ----------    ----------   ----------   ----------
Balance as of December 31, 2005     126,879,832      173,930          473       177,713        37,679          269      483,484
Declared and paid dividends,
   note 19(e)                                --           --           --            --            --           --      (59,767)
Capitalization of accounts
   payable to minority interest
   shareholder in Minera La Zanja
   S.R.L                                     --           --           --            --            --           --           --
Acquisition of minority interest
   in Inversiones Mineras del Sur
   S.A. and Minas Poracota S.A               --           --           --            --            --           --           --
Available-for-sale financial
   assets, note 8                            --           --           --            --            --           --           --
Investments in shares maintained
   at fair value                             --           --           --            --            --           --           --
Other                                        --           --           --            --            --           --          374
Net income                                   --           --           --            --            --           --      428,057
                                    -----------   ----------   ----------    ----------    ----------   ----------   ----------
Balance as of December 31, 2006     126,879,832      173,930          473       177,713        37,679          269      852,148


                                                                    Cumulative
                                    Cumulative      Cumulative      unrealized
                                    translation     nunrealized       loss on                                         Total
                                        lost          gain on        derivative                        Minority     shareholders'
                                                    investments     instruments         Total         interest        equity
                                      US$(000)        US$(000)        US$(000)         US$(000)       US$(000)        US$(000)
Balance as of January 1, 2004,
   before modifications                  (13,709)         60,953          (1,849)        492,292          14,131         506,423
Gain (loss) to apply the equity
   method in investment in
   Sociedad Minera Cerro Verde
   S.A.A., maintained initially
   at fair value, note 13(c)                (928)        (60,869)             --         (46,363)             --         (46,363)
Cumulative loss of change in
   accounting principle in El
   Brocal, note 4                             --              --              --          (3,007)         (7,486)        (10,493)
Cumulative gain of change in
   accounting principle in
   Sociedad Minera Cerro Verde
   S.A.A., note 4                             --              --              --           4,221              --           4,221
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance modified as of
   January 1, 2004                       (14,637)             84          (1,849)        447,143           6,645         453,788
Declared and paid dividends,
   note 19(e)                                 --              --              --         (40,648)         (9,770)        (50,418)
Fair value of derivative
   instruments classified as
   hedging instruments held by El
   Brocal, note 33                            --              --           1,546           1,546           4,016           5,562
Transfer to legal reserve                     --              --              --              --              --              --
Increase of the capital stock of
   minority interest shareholder              --              --              --              --           1,130           1,130
Cumulative loss for translation
   of investment in Minera
   Yanacocha S.R.L., maintained
   through Compania Minera
   Condesa S.A., and Sociedad
   Minera Cerro Verde S.A.A              (36,475)             --              --         (36,475)             --         (36,475)
Loss on translation to U.S.
   dollar, note 3(f)                      (3,291)             --              --          (3,291)            (16)         (3,307)
Other                                         --              --              --             269           1,636           1,905
Net income                                    --              --              --         206,577           8,261         214,838
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance as of December 31, 2004          (54,403)             84            (303)        575,121          11,902         587,023
Declared and paid dividends,
   note 19(e)                                 --              --              --         (44,304)        (10,737)        (55,041)
Investments in shares maintained
   at fair value                              --             (14)             --             (14)             --             (14)
Fair value of derivative
   instruments classified as
   hedging instruments held by El
   Brocal, note 33                            --              --             303             303             462             765
Capitalization of accounts
   payable to minority interest
   shareholder in Minera
   Minasnioc S.A.C                            --              --              --              --             748             748
Investment shares acquired by
   Subsidiary                                 --              --              --            (288)             --            (288)
Cumulative gain for translation
   of investment in Minera
   Yanacocha S.R.L., maintained
   through Compania Minera
   Condesa S.A., and Sociedad
   Minera Cerro Verde S.A.A               19,896              --              --          19,896              --          19,896
Gain on translation to U.S.
   dollar, note 3(f)                         432              --              --             432            (765)           (333)
Other                                         --              --              --              --           1,835           1,835
Net income                                    --              --              --         288,397          19,971         308,368
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance as of December 31, 2005          (34,075)             70              --         839,543          23,416         862,959
Declared and paid dividends,
   note 19(e)                                 --              --              --         (59,767)        (19,111)        (78,878)
Capitalization of accounts
   payable to minority interest
   shareholder in Minera La Zanja
   S.R.L                                      --              --              --              --           6,213           6,213
Acquisition of minority interest
   in Inversiones Mineras del Sur
   S.A. and Minas Poracota S.A                --              --              --              --          (7,240)         (7,240)
Available-for-sale financial
   assets, note 8                            834             834              --             834              --             834
Investments in shares maintained
   at fair value                              28              28              --              28              --              28
Other                                         --              --              --             374              12             386
Net income                                    --              --              --         428,057          88,147         516,204
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance as of December 31, 2006          (34,075)            932              --       1,209,069          91,437       1,300,506

The accompanying notes are an integral part of these consolidated statements.

Compania de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2005, and 2006

                                                                2004        2005         2006
                                                              US$(000)    US$(000)     US$(000)

Operating activities
Collection from customers                                      259,762     284,451     497,875
Collection of dividends                                        123,103      89,748     209,520
Collection of royalties                                         35,246      40,101      55,821
Recovery of value added tax                                     13,159       9,936      16,322
Collection of interest                                           1,932       3,227       7,496
Payments to suppliers and third parties                       (113,540)   (124,295)   (160,365)
Payments of exploration expenditures                           (53,493)    (56,938)    (71,982)
Acquisition of Gold Certificates                                    --          --     (68,071)
Payments of income tax                                         (12,964)    (25,908)    (53,296)
Payments to employees                                          (35,087)    (41,601)    (49,316)
Payments of royalties                                           (7,934)    (12,817)    (22,742)
Payments of interest                                            (2,204)     (1,754)     (2,413)
Net cash provided by operating activities                      207,980     164,150     358,849
Investing activities
Decrease (increase) on time deposits                            (7,069)      7,069     (62,933)
Purchase of property, plant and equipment                      (28,128)    (20,476)    (50,127)
Settlement (acquisition) of available-for-sale
 financial assets                                              (10,124)     11,329     (40,292)
Development cost expenditures                                  (11,254)    (16,784)    (24,112)
Payments by purchase of investments in shares                   (2,260)   (148,401)    (22,829)
Payments by derivative instruments settled, net                (21,394)     (7,041)     (2,050)
Proceeds from sale of plant and equipment                          465         193          32
Net cash used in investing activities                          (79,764)   (174,111)   (202,311)
Financing activities
Payments of dividends                                          (40,648)    (44,304)    (59,767)
Payments of dividends to minority interest shareholders         (9,770)    (10,737)    (19,111)
Decrease of long-term debt                                     (22,356)    (14,678)       (266)
Increase (decrease) of bank loans, net                          (3,005)      3,812       2,355
Increase of long-term debt                                       3,540         580          --
Net cash used in financing activities                          (72,239)    (65,327)    (76,789)
Net increase (decrease) in cash during the year                 55,977     (75,288)     79,749
Cash at beginning of year                                      116,162     172,139      96,851
Cash at year-end, note 6                                       172,139      96,851     176,600
                                                              ========    ========    ========


                                                                2004        2005         2006
                                                              US$(000)    US$(000)     US$(000)

Reconciliation  of net  income  to  net  cash  provided  by
operating activities
Net income                                                     206,577     288,397     428,057
Add (deduct)
Minority interest                                                8,261      19,971      88,147
Depreciation and amortization                                   22,426      34,300      37,470
Loss from change in the fair value of derivative
instruments                                                     17,360      26,588      13,268
Amortization of development costs                                9,755      10,315      11,270
Loss from change in the market value of Gold Certificates           --          --       4,861
Stock appreciation rights                                          626       8,134       3,634
Accretion expense                                                2,069       2,306       3,535
Net cost of retired plant and equipment                            220       1,049         998
Exchange difference loss (gain)                                  3,706        (448)        308
Share in affiliated  companies, net of dividends received
in cash                                                        (55,073)   (174,246)   (103,648)
Realized income from sale of future production                 (20,187)    (28,064)    (50,325)
Loss (gain) for  deferred  income tax and  workers' profit
sharing                                                         11,099     (12,960)    (21,651)
Accrual (reversal) for slow moving and obsolescence
supplies                                                           842       2,839      (1,507)
Loss from exposure to inflation                                  2,888          --          --
Other                                                             (718)       (619)         32
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Financial assets at fair value through profit or loss
(gold certificates)                                                 --          --     (68,071)
Trade accounts receivable                                       (6,643)      1,064     (50,197)
Other accounts receivable                                        3,057      (2,178)      1,033
Accounts receivable from affiliates                             (2,442)     (5,829)      7,545
Inventories                                                      1,402      (8,637)        348
Prepaid tax and expenses                                          (418)       (317)     (2,251)
Increase (decrease) of operating liabilities -
Trade accounts payable                                           2,474      (2,361)     13,066
Income tax payable                                               7,328       3,543      23,614
Other current liabilities                                       (6,629)      1,303      19,313
                                                              --------    --------    --------
Net cash provided by operating activities                      207,980     164,150     358,849
                                                              ========    ========    ========
Transactions that did not affect cash flows:
Transfer from  derivative  instruments  to deferred  income
from sale of future production                                      --      50,553      77,425
Increase of the book value of long-term assets                   7,240       8,151      28,379

The accompanying notes are an integral part of these consolidated statements.

Compania de Minas Buenaventura S.A.A. and subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2004, 2005 and 2006

1.     Business activity
       Compania de Minas Buenaventura S.A.A. (hereafter "Buenaventura") is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores. Buenaventura's legal address is Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

       The Company operates directly six mining units located in Peru:
       Uchucchacua, Orcopampa, Julcani, Recuperada, Antapite and Ishihuinca (these last two mining units as a result of the merger with Inversiones Mineras del Sur S.A., occurred on December 31, 2006). The Company also has a controlling interest in Sociedad Minera El Brocal S.A.A., which operates the mining unit of Colquijirca, and in Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A.C., which operates the mining units of Shila and Paula. In addition, the Company holds interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha") and Sociedad Minera Cerro Verde S.A.A. (hereafter, "Cerro Verde"). The Company owns an electric power distribution company and a mining engineering services consulting company.

       As of December 31, 2005 and 2006, the number of employees at Buenaventura and its subsidiaries (together "the Company") is as follows:

                                                               2005    2006

       Officers                                                  87      68
       Employees                                                974   1,326
       Blue-collar                                            1,066   1,093
                                                              -----   -----
                                                              2,127   2,487
                                                              =====   =====

       The 2006 consolidated financial statements were approved in Shareholders' meetings held on March 28, 2007. Consolidated financial statements as of December 31, 2005 were approved in the Shareholders' meeting held on March 30, 2006.

       The consolidated financial statements include the financial statements of the following subsidiaries:

                                                Ownership percentages as of
                                          -------------------------------------
                                          December 31, 2005   December 31, 2006
                                          -----------------  ------------------
                                           Direct  Indirect   Direct   Indirect

       Ownership of the mining
           concessions,  exploration and
           exploitation of minerals

       Compania de Exploraciones,
           Desarrollo e Inversiones
           Mineras S.A.C. - CEDIMIN         44.83     55.17    44.83      55.17
        Compania Minera Condesa S.A         99.99        --    99.99         --
        Compania Minera Colquirrumi S.A     90.00        --    90.00         --
        Inversiones Colquijirca S.A         61.42        --    61.42         --
        Minas Conga S.R.L                      --     60.00       --      60.00
        S.M.R.L. Chaupiloma Dos de
           Cajamarca                        20.00     40.00    20.00      40.00
        Minera La Zanja S.R.L               53.06        --    53.06         --
        Minas Poracota S.A                  50.00        --   100.00         --
        Minera Minasnioc S.A.C              60.00        --    60.00         --
        Inversiones Mineras del Sur S.A     78.04        --       --         --

       Transmission of electric power
        Consorcio Energetico de
           Huancavelica S.A                 99.99       0.01    99.99       0.01

        Other activities
        Buenaventura Ingenieros S.A        100.00         --   100.00         --
        Contacto Corredores de Seguros
           S.A                                 --      99.99       --      99.99

2. Acquisition of minority interest and merger by absorption of Inversiones Mineras del Sur S.A. On August 21, 2006 Inversiones Mineras del Sur S.A. (INMINSUR) acquired 21.96 % of its common shares by a payment of US$17,300,000 to minority shareholders. The difference between the amount paid and the book value of the additional interest acquired was US$11,662,000 and it has been recorded as a Mining Right within the Property, Plant and Equipment caption, see note 14. As consequence of this operation, Buenaventura obtained the control of 100 % of INMINSUR's common shares.

       The Shareholders' meeting held on November 2, 2006 approved the merger of the Company, as absorbent entity, with its subsidiary Inversiones Mineras del Sur S.A., as absorbed entity. INMINSUR was dissolved without being liquidated. The effective date of the merger was December 31, 2006.

3.     Significant accounting principles and practices

       In the preparation and presentation of the consolidated financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2004, 2005 and 2006, which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and their effects on net income and shareholders' equity is set forth in Notes 39 and 40. The consolidated financial statements arise from the statutory consolidated financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "SEC"). To the date of the consolidated financial statements, the Peruvian Accounting Standards Board has approved the use of IAS 1 to 41, IFRS 1 to 6, and the Interpretations 1 to 33.

       The main accounting principles and practices used in accounting for the transactions and in preparing the consolidated financial statements are:

       (a)    Basis of presentation -
              The financial statements have been prepared in accordance with generally accepted accounting principles in Peru, which comprises International Financial Reporting Standards (IFRS) duly approved by the Peruvian Accounting Standards Board as of December 31, 2006.

              The accompanying consolidated financial statements are presented in U.S. dollars, see (f).

       (b)    Use of estimates and assumptions -
              The preparation of consolidated financial statements requires Management to make certain estimates and assumptions. To determine the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2004, 2005 and 2006. Actual results could differ from those estimates.

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

       (d)    Business combination -
              Business combinations are accounted for using the purchase accounting method. This involves recognizing identifiable assets and liabilities of the acquired business at fair value. The excess of the cost of the acquisition over the Company's interest in the fair value of the acquiree's identifiable assets and liabilities is recorded as Mining Rights within the Property, Plant and Equipment caption, and is amortized using the units-of-production method based on the proven and probable reserves.

              In the case of mergers with entities under common control (note
              2), the Company uses the pooling of interest method. According to this method, the transaction is recorded at historical book value. The comparative financial information is modified to give effect to the merger.

       (e)    Investment in associates
              Investments in entities in which the Company's ownership is lower than 50 percent but greater than 20 percent or exercise significant influence are accounted for using the equity method. Under this method, the investment in the associate is carried in the consolidated balance sheet at cost plus cost acquisition changes in the Company's share of net assets of the associate. The amount paid in excess of the fair value of the share of net assets of the associate is included in the carrying amount of the investment and is amortized using the units-of-production method based on proven and probable reserves. The functional and reporting currency of the affiliates Yanacocha and Cerro Verde is the U.S. dollar. Until December 31, 2005, the translation of the financial statements of Yanacocha and Cerro Verde resulted in exchange differences arising from translating (a) income and expense items at the exchange rates of transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until further disposal of the net investment. The consolidated statement of income reflects the share of the results of operations of the associate. Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

              The reporting dates of the associates and the Company are identical and the associates' accounting policies are consistent to those used by the Company for like transactions and events in similar circumstances.

              After the application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss of the Company's investment in associates. The Company determines at each consolidated balance sheet date whether there is any objective evidence that the investment in associate is impaired. If this is the case, the Company calculates the amount of impairment as being the difference between the fair value of the associate and the book value and recognizes the amount in the consolidated statement of income.

       (f)    Foreign currency translation -

              Change of functional and reporting currency
              Effective January 1, 2006, the functional and reporting currency of the Company is U.S. dollar (Nuevos Soles until December 31,
              2005). In past years, Management of the Company has been monitoring the evolution of the currency of its cash inflows and cash outflows, and noted a series of changes in the underlying transactions related to its operation and activities, which have caused a change in the functional currency, of the Company from Nuevos Soles to U.S. dollars. The main indicators that Management has taken into account to conclude about the change in functional currency are as follows: (i) the growing significance of the dividends in U.S. dollars from affiliates in the financial position, results of operations and cash flows of the Company;
              (ii) the gradual increase in costs denominated in U.S. dollars;
              (iii) the Company's decision to pay dividends in U.S. dollars and
              (iv) the continuous cash increase in U.S. dollars with respect to the Company's total cash balance resulting from the growing importance of dividends before mentioned.

              This conclusion was confirmed by the Company's Board of Directors Meeting held on July 26, 2006 having approved the adoption of the U.S. dollar as the Company's functional and reporting currency as from January 1, 2006.

              The change of the functional and reporting currency has been made prospectively effective January 1, 2006. To give effect to this change, the Company has made the following:

               - The assets and liabilities in Nuevos Soles as of December 31, 2005 have been translated into U.S. dollars using the exchange rates for buying and selling one U.S. dollar, respectively, published by the Banking Insurance and Private Pension Funds Administrators Superintendence as of such date (S/3.429 for buying and S/3.431 for selling). Equity accounts have been translated using the exchange rate for selling of S/3.431.

               - Profit and loss accounts for years 2005 and 2004 have been translated into U.S. dollars using the average exchange rates of such years (S/3.305 for 2005 and S/3.410 for 2004).

               - The Company has recognized in the equity net a translation effect as a result of the conversion of the initial balances of the consolidated balance sheet and the consolidated statements of income of US$3,291,000 in 2004 and US$432,000 in 2005.

              The Company will continue to use its financial statements in Nuevos Soles for tax purposes.

              Transactions and balances
              Transactions in foreign currency (any currency different to the functional currency) are initially recorded at the functional currency rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the functional currency rate of exchange in effect at the consolidated balance sheet date. Non-monetary items that are measured in historical cost in a foreign currency are translated using the exchange rates as of the dates of the original transactions. Exchange differences resulting from the settlement of the transactions in foreign currencies and from the translation of the monetary assets and liabilities at the exchange rates at year-end, are recognized in the consolidated statement of income.

       (g)    Cash and cash equivalents -
              Cash and cash equivalents include all cash on hand and deposited in banks. For the consolidated statements of cash flows, cash balances and cash equivalent includes cash on hand, time deposits and highly liquid investments with original maturities of three months or less.

       (h)    Investments and other financial assets -
              Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit and loss, loans and receivables, and available for sale financial assets. When financial assets are recognized initially, they are measured at fair value. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

              Financial assets at fair value through profit or loss
              Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Assets within this category are classified as current assets if they are held for trading or are expected to be realized within the next twelve months from the balance sheet date. Gain or losses on investments held for trading are recognized in consolidated statement of income. The Company has classified the gold certificates within this category as of December 31, 2006.

              Loans and receivables
              Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired.

              The allowance for doubtful accounts is recognized when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms of the invoice or loan. The carrying amount of the receivable is reduced through an allowance account. The amount of the loss is recognized in the consolidated statement of income. Impaired receivables are derecognized when they are assessed as uncollectible.

              If in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss.

              Available-for-sale financial assets
              Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity, net of taxes. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the consolidated statement of income. The Company has classified the variable investment funds, the fixed investment funds and the structured notes within this category.

       (i)    Inventories -
              Inventories are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. Cost is determined using the average method.

              The accrual for obsolescence is based on an item-by-item analysis completed by the Company's management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

       (j)    Property, plant and equipment -
              Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment in value. Such cost includes the cost of replacing part of the plant and equipment if the capitalization criteria are met.

              Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

                                                                     Years

              Buildings, constructions and other                    10 and 20
              Machinery and equipment                                5 and10
              Transportation units                                      5
              Furniture and fixtures                                8 and 10
              Computer equipment                                        4

              When each major improvement is performed, its cost is recognized in the carrying amount of the asset as a replacement if the recognition criteria are satisfied.

              An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from the derecognition of the asset is included in the consolidated statement of income in the year the asset is derecognized.

              The asset's useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

       (k)    Exploration and mine development costs -
              Exploration costs are charged to expense as incurred. When it is determined that a mineral property can be economically developed, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method, based on proven and probable reserves. On-going development expenditures to maintain production are charged to operations as incurred.

       (l)    Mining concessions -
              The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of mining entities. The mining concessions are shown as a part of the property, plant and equipment caption and represent the ownership of the mining sites which contains the mineral reserves acquired. The mining concessions are amortized using the units-of-production method, based on the proven and probable reserves.

       (m)    Impairment of non-financial assets -
              The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

              Impairment losses are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

              A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

       (n)    Borrowings -
              All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

       (o)    Share-Based payments -
              Senior executives of the Company are granted share appreciation rights, which can only be settled in cash (cash-settled transactions). For cash-settled transactions, the liability is measured at each reporting date until settlement.

              On January 1, 2006, the Company adopted IFRS 2 "Share-Based Payments". According to this standard, the cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model (see more details in Note 18). This fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in consolidated statement of income. Until December 31, 2005, the cost and liability were recorded at the intrinsic value of the obligation; the adoption of IFRS 2 had no significant effect in the prior year consolidated financial statements.

       (p)    Provisions -
              General
              Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income. Provisions are discounted using a current rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

              Mine closure costs
              The Company records a provision for mine closure when a legally enforceable obligation arises, independently of the full depletion of the reserves. Once such obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (mine development costs and property, plant and equipment). Changes in the amount of the obligation resulting from the passage of time are recognized as an accretion expense; additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related asset. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of the obligation or useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of the obligation and the related asset.

       (q)    Contingencies -
              Loss contingencies are recorded in the consolidated financial statements when it is probable their occurrence and they can be reasonably estimated. In other case, they are only disclosed in notes to the consolidated financial statements.

              Contingent assets are not recognized in the consolidated financial statements; however, they are disclosed in notes to the consolidated financial statements if it is probable that such contingent assets will be realized.

       (r)    Treasury shares -
              The Company, through a subsidiary, has treasury shares (common and investment shares). The nominal values of these shares are presented net of the capital stock and investment shares amounts.

              The effect of the dividends income arising from the treasury shares held by the subsidiary are eliminated in the consolidated financial statements.

       (s)    Revenue recognition -
              Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

              Sale of goods
              Exports of polymetallic concentrates are recognized as sales once the shipments occur. Domestic sales of concentrates are recognized as such at the time of shipment. Initially, sales of concentrates are recorded at their estimated value according to preliminary billings and, subsequently, they are adjusted in the period in which the final liquidations are issued. When it is evident that the quotations to be used in the final billings are lower than those used in preliminary billings, the excess is reversed in the period in which final prices are known.

              Sales of ounces of gold are recorded at the time of the delivery and passage of the title to the client.

              Interest income
              Revenue is recognized once interest accrues.

       (t)    Borrowing costs -
              Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized until assets are ready for their intended use. Such costs are capitalized for all assets that require more than one year to get them ready for their intended use.

       (u)    Income tax and workers' profit sharing -
              Current income tax and workers' profit sharing
              Income tax and workers' profit sharing for the current period are measured at the amount expected to be paid to the taxation authorities and workers, respectively. The rates and laws used to compute the amount are those that are enacted by the balance sheet date.

              Deferred income tax and workers' profit sharing
              Deferred income tax and workers' profit sharing are provided using the liability method on temporary differences at the consolidated balance sheet date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

              Deferred income tax and workers' profit sharing liabilities are recognized for all taxable temporary differences, except for taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

              Deferred income tax and workers' profit sharing assets are recognized for all deductible temporary differences and tax loss carry-forwards, to the extent that is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. The carrying amount of the deferred income tax and workers' profit sharing assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred asset to be utilized. Unrecognized deferred assets are reassessed at each consolidated balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred asset to be recovered.

              Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

       (v)    Derivative instruments -
              Derivatives not designated as hedging instrument
              Derivative contracts are recognized as assets and liabilities at fair value in the consolidated balance sheet. Changes in the fair value of derivative contracts not qualifying as hedging instruments are recorded in the caption "Loss from Change in the Fair Value of Derivative Instruments" in the consolidated statements of income.

              Normal sales
              Gain and losses on derivative contracts qualifying as normal sales are initially deferred in the consolidated balance sheets and then recognized as income in the years in which the Company makes a physical delivery of the committed ounces of gold and tones of mineral, see Note 33.

       (w)    Basic and diluted earnings per share -
              Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

       (x)    Segments -
              A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments.

       (y)    Comparative consolidated financial statements -
              No significant reclassifications to the 2006 consolidated financial statements to make them comparable with the 2005 and 2004 consolidated financial statements.

4.     Changes in accounting principles

       Sociedad Minera El Brocal S.A.A. - Until December 31, 2004, with the intent to reasonably match revenues and current production costs, El Brocal was deferring certain costs incurred in the expansion of the Tajo Norte mining site. Effective January 1, 2005, El Brocal considers the deferred stripping costs incurred during the production stage as variable production costs that should be included in the cost of the inventories produced. This accounting change allows El Brocal to adopt international industry practices.

       Effective January 1, 2004, El Brocal has given retroactive effect to this account change; therefore, it reduced the retained earnings in US$3,007,000. This accounting change had no effect in the consolidated financial statements of 2004 due to the fact that the stripping costs incurred in such period were treated consistent with the policy adopted in 2005.

       Sociedad Minera Cerro Verde S.A.A. -
       In December 2006, Cerro Verde restated its financial statements of previous years to give retroactive effect to accounting changes related to: (i) the deferred stripping costs incurred during the production phase of the mine. Until December 31, 2005, deferred stripping costs were charged directly to the cost of finished products; starting 2006, these costs are considered variable production costs that should be included in the cost of all inventories produced; and (ii) costing of inventories, from the Last-In, First-Out (LIFO) method of inventory valuation to the First-in, First-out (FIFO) method. The Company has not restated the share in Cerro Verde's income in 2004 and 2005, because the effects of these accounting changes were not significant for the consolidated financial statements in those years. The Company's share in the retroactive effect of these changes as of January 1, 2004 amounted to US$4,221,000 and increased the retained earnings at that date.

5.     Transactions in Nuevos Soles
       Translations to Nuevos Soles are completed using exchange rates published by the Banking Insurance and Private Pension Funds Administrators Superintendence. As of December 31, 2006, the exchange rates published for this currency by this Institution were US$0.3194 for buying and US$0.3197 for selling (US$0.3429 for buying and US$0.3431 for selling as of December, 31 2005) and and have been applied for the assets and liabilities accounts, respectively.

       As of December 31, 2006 and 2005, the Company had the following assets and liabilities denominated in Nuevos soles.

                                                        2005                    2006
                                              -----------------------  ------------------------
                                                        Equivalent to             Equivalent to
                                              S/(000)      US$(000)     S/(000)     US$(000)
       Assets
       Cash and cash equivalents               28,255           8,240    92,109          28,838
       Other accounts receivable (including
         current portion)                      15,930           4,646     6,554           2,052
       Account receivable from affiliates         194              57        --              --
                                              -------   -------------   -------   -------------
                                               44,379          12,943    98,663          30,890
                                              -------   -------------   -------   -------------
       Liabilities
       Bank loans                                 497             145        --              --
       Trade accounts payable                  24,516           7,145    19,067           5,964
       Other current liabilities
       - Income tax payable                    37,299          10,871    97,934          30,633
       - Other                                 88,743          25,865   116,240          36,359
                                              -------   -------------   -------   -------------
                                              151,055          44,026   233,241          72,956
                                              -------   -------------   -------   -------------

       Net liability position                 106,676          31,083   134,578          42,066
                                              =======   =============   =======   =============

6.     Cash and cash equivalents (a) This item is made up as follows:

                                                                                  2005                2006
                                                                                US$(000)            US$(000)

              Cash                                                                    315                 349
              Demand deposits accounts                                             23,053              32,237
              Time deposits (b)                                                    73,483             118,949
              Liquidity fund (c)                                                       --              25,065
                                                                                ---------           ---------
              Cash balances included in the consolidated statements of
                cash flow                                                          96,851             176,600
              Time deposits with an original maturity of more than 90
                days (d)                                                               --              62,933
                                                                                ---------           ---------

                                                                                   96,851             239,533
                                                                                =========           =========

       (b) As of December 31, 2006, it corresponds to time deposits in U.S. dollars, with annual interest rates ranging from 5.05 % to 5.26%, and original maturities from 30 to 90 days.

       (c) The Company maintains investments of US$25,000,000 in a liquidity fund structured by Investment Bank Lehman Brothers. The fund, composed by a diversified portfolio of high quality assets and short-term maturity, is focused in preserving the capital and assuring the immediate liquidity, and has no a defined maturity. The quote value of this fund is constant, the gains are collected the next month of its generation and the annual average return is approximately 5.18%.

       (d) As of December 31, 2006, it corresponds to a time deposit in U.S. dollars, with annual interest rate of 5.10% and final maturity in March 2007 (original maturity of 187 days).

7.     Financial assets at fair value through profit or loss (Gold Certificates)

       In May 2006, the Company acquired one million participations of an Exchange Traded Fund ("Gold ETF"), endorsed by the World Gold Council, equivalent to 100,000 gold ounces, with a cost per unit of US$68.07. These Gold ETF have been accounted for as a financial asset at fair value through profit or loss, in concordance with the intention of the management at the time of the acquisition. As of December 31, 2006, the fair value of the Gold ETF was US$63,210,000; consequently, the Company has recognized a loss of US$4,861,000, which is presented in the consolidated statements of income.

8.     Available-for-sale financial assets
       Buenaventura's management has decided to invest its cash excess in financial assets, which have been designated as available-for-sale. According to note 3(h), the Company recorded in 2006 an increase in the investment of US$834,000, with a credit to the equity, to carry the investments at fair value as of December 31, 2006. This item is made up as follows:

                                                              2005       2006
                                                            US$(000)   US$(000)

       Structured notes                                           --     40,154
       Fixed Investment fund                                      --     12,325
       Variable Investment fund                               15,423      4,070
                                                            --------   --------
                                                              15,423     56,549
                                                            ========   ========

       Structured notes -
       On September 1, 2006, the Company invested US$40,000,000 in structured notes issued by Deutsche Bank, with AA/Aa3 risk rating and final maturity in March 2008. The interest rate is variable and is determined at the beginning of each 90 days period based on the interest rate for the United States Treasury Bonds for 2 years, 5 years or 10 years, whichever is the higher. The interest is collected at the end of each period.
        For the outstanding period (September-December 2006), the interest rate is 4.83%. To adjust this investment to its fair value, the Company recorded a credit to equity of US$154,000.

       Fixed Investment fund -
       The company has the following fixed investment funds, which were issued on September 11, 2006:

       Issuer                                                Rate  Nominal value
                                                              %          US$

       Franklin Templeton Global Bond (i)                    5.91     6,000,000
       Morgan Stanley US Bond (ii)                           5.74     6,000,000
                                                                   ------------
                                                                     12,000,000
                                                                   ============

       (i) This fund is composed of global bonds issued by different governments with an A+ average risk rating and an average maturity of 2.5 years. In management's opinion, this fund is highly liquid.

       (ii) This fund is composed of financial instruments issued in U.S. dollars with an A risk rating or superior and an averaged maturity of 4.1 years. In management's opinion, this fund is highly liquid.

       The fair value of the fixed investment fund is determined based on its fair value as of December, 31, 2006 and is US$12,325,000. To carry this investment at its fair value, the Company has recorded a credit to equity of US$325,000.

       Variable Investment fund -
       As of December, 31, 2006, this caption includes mainly funds managed by Compass Group S.A., which are represented by 2,112 quotes with a value per quote of US$1,431 (12,000 quotes, with a value per quote of US$1,285 as of December, 31, 2005). To carry this investment at its fair value, the Company has recorded a credit to equity of US$355,000.


9.     Trade accounts receivable
       This item is made up as follows:

                                                             2005        2006
                                                           US$(000)    US$(000)

       Consorcio Minero S.A. - CORMIN                         6,829      24,872
       Glencore International A.G.                               --      22,957
       BHL Peru S.A.C.                                        5,165      11,557
       Doe Run Peru S.R.L.                                    9,682       9,290
       A y S S.A.                                             1,223       2,601
       Refineria de Cajamarquilla S.A.                        2,169          --
       Other                                                  2,157       6,145
                                                          ---------   ---------
                                                             27,225      77,422
                                                          =========   =========

       Trade accounts receivable are denominated in U.S. dollars, have current maturity, earn no interest and do not have specific guarantees.

       In Management's opinion, no allowance is needed at the date of the consolidated balance sheets.

10.    Other accounts receivable, net (a) This item is made up as follows:

                                                         2005         2006
                                                       US$(000)     US$(000)

              Account receivable from sale of shares       1,441        1,538
              Claims to tax authorities                    1,268        1,268
              Advances to suppliers and third parties        921        1,057
              Loans to employees                             742          695
              Interest receivable                             77          530
              Value added tax receivable, note 20(d)       2,424           --
              Other accounts receivable                    2,046        3,012
                                                       ---------    ---------
                                                           8,919        8,100

              Allowance for doubtful accounts (b)         (1,881)      (2,095)
                                                       ---------    ---------
                                                           7,038        6,005
              Non - current portion                       (1,471)      (1,524)
                                                       ---------    ---------

              Current portion                              5,567        4,481
                                                       =========    =========


       (b)    Movement of the allowance for doubtful accounts is shown bellow:

                                                              2004      2005        2006
                                                            US$(000)  US$(000)    US$(000)

              Beginning balance                               4,190       1,890      1,881
              Accrual for the year, note 24                     332          22         76
              Result from the exposure to inflation            (196)         --         --
              Exchange difference gain                           --          --        138
              Write-off                                      (2,436)        (31)        --
                                                          ---------   ---------   --------

              Ending balance                                  1,890       1,881      2,095
                                                          =========   =========   ========

       In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk at the date of the consolidated balance sheets.

11.    Inventories, net
       (a)    This item is made up as follows:

                                                                        2005       2006
                                                                      US$(000)   US$(000)

              Spare parts and supplies                                    7,177     17,261
              Products in process                                         9,346     10,286
              Finished products                                          16,279      6,862
                                                                      ---------  ---------
                                                                         32,802     34,409

              Slow moving and obsolescence supplies reserves (b)         (5,295)    (3,788)
                                                                      ---------  ---------

                                                                         27,507     30,621
                                                                      =========  =========

       The Company expects to use its supplies inventory in the normal course of operations.

       (b) The reserve for supplies had the following movements during 2004, 2005 and 2006:

                                                 2004       2005       2006
                                               US$(000)   US$(000)   US$(000)

              Beginning balance                   1,929      2,771      5,295
              Accrual for the year, note 22         842      2,839        138
              Accrual reversed, note 22              --         --     (1,645)
              Write-off                              --       (315)        --
                                               --------   --------   --------

              Ending balance                      2,771      5,295      3,788
                                               ========   ========   ========

       In Management's opinion, the reserve above is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets.


12.    Prepaid taxes and expenses (a) This item is made up as follows:

                                                               2005       2006
                                                             US$(000)   US$(000)

              Value added tax credit                            7,134      9,449
              Additional income tax prepayment (b)              3,838      3,838
              Pre-paid insurance                                1,304      1,518
              Deferred costs                                    1,364      1,436
              Tax on net assets                                   790        691
              Other                                             1,781      1,530
                                                            ---------  ---------
                                                               16,211     18,462

              Less - Current portion
              Additional income tax prepayment (b)              3,838      3,838
              Value added tax credit (c)                        4,668      6,663
                                                            ---------  ---------
                                                                8,506     10,501
                                                            ---------  ---------

              Current portion                                   7,705      7,961
                                                            =========  =========

              (b) On November 13, 2004, the Peruvian Constitutional Court enacted a law by means of which the Additional Income Tax Advance was considered unconstitutional; consequently, this advance is no longer in force effective such date. Buenaventura has applied for its reimbursement in accordance with the regulations of the Peruvian Tax Code. In management's opinion, this excess payment will be recovered in the mid-term.

              (c) As of December 31, 2005 and 2006, it mainly includes the value added tax originated by the exploration activities of Minera La Zanja S.R.L. In Management's opinion, this credit will be offset with the future value added tax liability to be generated when the exploitation activities begin, in the mid-term.

13.    Investments in shares
       (a)    This item is made up as follows:

                                                    Equity ownership         Amount
                                                    ----------------  -------------------
                                                    2005      2006      2005       2006
                                                      %         %     US$(000)   US$(000)

              Equity method investments
              Minera Yanacocha S.R.L. (c)           43.65     43.65
                Equity share                                            499,686   522,568
                Amount paid in excess of fair
                  value of assets and
                  liabilities, net                                       23,325    20,710
                                                                       --------  --------
                                                                        523,011   543,278
                                                                       --------  --------
              Sociedad Minera Cerro Verde
                S.A.A. (c)
                Equity share                       18.299     18.50     147,683   231,641
                Amount paid in excess of fair
                  value of assets and
                  liabilities, net                                       60,735    59,928
                                                                       --------  --------
                                                                        208,418   291,569
                                                                       --------  --------

              Available for sale investments
              Ferrocarril Central Andino S.A.       10.00     10.00         643       643
              Other                                                         414     3,639
                                                                       --------  --------
                                                                          1,057     4,282
                                                                       --------  --------

                                                                        732,486   839,129
                                                                       ========  ========

       (b)    The detail of share in affiliated companies is:

                                                   2004       2005       2006
                                                 US$(000)   US$(000)   US$(000)

              Minera Yanacocha S.R.L.              169,135    225,858    229,787
              Sociedad Minera Cerro Verde S.A.A.     8,092     37,993     80,171
              Other                                    196        143      3,210
                                                 ---------  ---------  ---------

                                                   177,423    263,994    313,168
                                                 ---------  ---------  ---------

       (c) The investment in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the most significant investments of Buenaventura. The share in affiliated companies has been significant for the Company's net income in the years 2004, 2005 and 2006. The movement of the equity investment in Yanacocha and Cerro Verde is as follows:

                                                               Yanacocha                           Cerro Verde
                                                   ----------------------------------   ----------------------------------
                                                     2004        2005         2006        2004         2005        2006
                                                   US$(000)    US$(000)     US$(000)    US$(000)     US$(000)    US$(000)

              Beginning balance                      320,911     335,817      499,686      22,293       27,506     147,683
              Share in affiliated companies          171,605     228,239      232,402       8,092       37,993      82,300
              Acquisition of additional share             --                                  --
                (*)                                                   --           --                   87,666       1,658
              Cumulative translation gain (loss)     (35,024)     12,585           --      (1,451)       7,311           -
              Dividends received                    (121,675)    (76,955)    (209,520)     (1,428)     (12,793)          -
                                                   ---------   ---------    ---------   ---------    ---------   ---------

              Ending balance                         335,817     499,686      522,568      27,506      147,683     231,641
                                                   =========   =========    =========   =========    =========   =========

              (*) These amounts do not include US$60,735,000 in 2005 and US$1,322,000 in 2006 which represent the amount paid over the fair value of assets and liabilities of Cerro Verde.

       Following the movement of the amount paid over fair value of assets and liabilities of Yanacocha and Cerro Verde:

                                                     Yanacocha             Cerro Verde
                                               -------------------     -------------------
                                                 2005        2006        2005       2006
                                               US$(000)    US$(000)    US$(000)   US$(000)

              Balance at beginning of year       25,706      23,325          --     60,735
              Amount paid over fair value of         --          --      60,735      1,322
                assets and liabilities
              Amortization                       (2,381)     (2,615)         --     (2,129)
                                               --------    --------    --------   --------

              Balance at year-end                23,325      20,710      60,735     59,928
                                               --------    --------    --------   --------

       Acquisition of additional shares in Cerro Verde -
       In 2005, Buenaventura raised its share in Cerro Verde from 9.17% to 18.214%. As of December 31, 2006 the share is 18.50%. The share increase in Cerro Verde allows Buenaventura to exercise significant influence, which is evidenced by its representation in the Board of Directors; the participation in policy-making processes, including participation in decisions about dividends; and participation as guarantor of Cerro Verde in the loan agreements entered by this entity with several foreign banks in connection with the financing of the construction of the primary sulfide plant. As a consequence, Buenaventura has decided to account for its investment in Cerro Verde using the equity method retrospectively. Following, we describe the main accounting effects:

              - A charge to the account "Cumulative unrealized gain on investments at fair value" by US$60,869,000, and a credit to the captions of investment in shares by US$59,133,000 and retained earnings by US$1,736,000.

              - The effect as of December 31, 2003, arising from the application of the equity method since the date of the initial acquisition occurred in 1996, was US$13,698,000. This amount was recorded by a charge to the investment caption and by a credit to the retained earnings caption of 2004.

              - Buenaventura recognized an amount of US$60,735,000, as a result of comparing the acquisition cost with the share in the fair values of the assets and liabilities of Cerro Verde. This amount is included in the investment caption and amortized based on the proven and probable reserves of Cerro Verde.

              - For year 2004, the change represented an increase on the share in affiliated companies in the consolidated statement of income from US$169,331,000 to US$177,423,000 and an increase in net income attributable to Buenaventura from US$198,485,000 to US$206,577,0000, In addition, the basic and diluted earnings per share increased from US$1.56 to US$1.62.

              Reinvestment Programs -
              Mining companies can obtain a tax benefit ("Investment Credit") by reinvesting undistributed profits into capital expansion projects that increase the Company's productivity ("Reinvestment Program"). Investment Credits must be approved by the Ministry of Energy and Mines and are granted for an amount equal to 80 percent of the reinvested amount.

              In the case of Yanacocha, this entity has restricted earnings by US$189.6 million according to the its reinvestment program for years 2002- 2004. According to the law, Yanacocha should capitalize this amount in 2007 and cannot be distributed in the four years subsequent to its capitalization.

              In the case of Cerro Verde, this entity has restricted earnings by US$470 million in connection with its reinvestment program for years 2004-2007. According to law, Cerro Verde will capitalize the restricted amount once the Ministry of Energy and Mines approves the reinvestment program and cannot be distributed in the four years subsequent to its capitalization.

       Summary of financial information based on the Yanacocha and Cerro Verde financial statements - Presented below is certain summary financial information extracted from the Yanacocha's and Cerro Verde's financial statements and adjusted to conform to accounting practices and principles of the Company:

                                                    Yanacocha                             Cerro Verde
                                      ------------------------------------    -----------------------------------
                                         2004         2005         2006         2004         2005          2006
                                       US$(000)     US$(000)     US$(000)     US$(000)     US$(000)      US$(000)
             Balance sheet
             Total assets              1,207,748    1,539,074    1,824,853      426,844      893,851    1,637,584
             Total liabilities           396,574      388,464      628,444      138,414       87,042      385,405
             Shareholders' equity        811,174    1,150,610    1,196,409      288,430      806,809    1,252,179

             Statements of income
             Total revenues            1,249,884    1,490,402    1,560,899      260,782      358,928      667,671
             Operating income            571,867      760,881      763,790      140,211      207,054      524,875
             Net income                  390,306      519,436      531,485       87,663      223,803      445,370

14.    Property, plant and equipment, net
       The 2006 movement with the cost and accumulated depreciation accounts is show below:

                                      Beginning                                                                 Ending
                                       Balance       Additions    Retirements       Sales       Transfers       Balance
                                       US$(000)      US$(000)       US$(000)      US$(000)       US$(000)      US$(000)
       Cost
       Land                                2,255           111             --            --             --         2,366
       Mining lands                        7,327            --             --            --             --         7,327
       Mining concessions                 71,049        11,972             --            --             --        83,021
       Building, constructions and
         other                           126,636           117           (316)           --          5,309       131,746
       Machinery and equipment           158,127        16,387           (667)          (81)         2,873       176,639
       Transportation units                6,262         1,556            (28)         (297)            41         7,534
       Furniture and mixtures              4,226            53             (4)           --            152         4,427
       Work in progress                    4,199        31,903           (206)           --         (8,375)       27,521
       Mine closure costs                 13,294        22,469         (1,259)           --             --        34,504
                                       ---------     ---------      ---------     ---------      ---------     ---------
                                         393,375        84,568         (2,480)         (378)            --       475,085
                                       ---------     ---------      ---------     ---------      ---------     ---------
       Accumulated depreciation
         and amortization
       Mining lands                        3,769           571             --            --             --         4,340
       Mining concessions                 27,356         5,866             --            --             --        33,222
       Building, constructions and
         other                            64,921         7,536           (179)           --             --        72,278
       Machinery and equipment           110,481        12,743           (611)          (78)            --       122,535
       Transportation units                3,997           612              9          (268)            --         4,350
       Furniture and mixtures              1,735           269             (4)           --             --         2,000
       Mine closure costs                 11,114        10,300           (697)           --             --        20,717
                                       ---------     ---------      ---------     ---------      ---------     ---------
                                         223,373        37,897         (1,482)         (346)            --       259,442
                                       ---------     ---------      ---------     ---------      ---------     ---------
       Net cost                          170,002                                                                 215,643
                                       =========                                                               =========

       Mining concessions -
       The 2006 movement of cost and accumulated amortization of mining concessions by mining unit are shown below:

                                                                         Balance as of           Balance as of
                                                  January 1, 2006          Additions           December 31, 2006
                                                      US$(000)              US$(000)                 US$(000)

       Cost
       Compania de Exploraciones, Desarrollo e
         Inversiones Mineras S.A.C.- CEDIMIN               51,138                    --                   51,138
       Inversiones Colquijirca S.A                         12,380                    --                   12,380
       Minas Poracota S.A                                   2,554                   310                    2,864
       Sociedad Minera El Brocal S.A.A                      3,405                    --                    3,405
       Minera Paula 49 S.A.C                                1,572                    --                    1,572
       Inversiones Mineras del Sur S.A., note 2                --                11,662                   11,662
                                                  ---------------        --------------        -----------------
                                                           71,049                11,972                   83,021
                                                  ---------------        --------------        -----------------
       Accumulated amortization
       Compania de Exploraciones, Desarrollo e
         Inversiones Mineras S.A.C. - CEDIMIN              18,949                 3,609                   22,558
       Inversiones Colquijirca S.A                          7,092                   947                    8,039
       Sociedad Minera El Brocal S.A.A                        740                   478                    1,218
       Minera Paula 49 S.A.C                                  575                   443                    1,018
       Inversiones Mineras del Sur S.A                         --                   389                      389
                                                  ---------------        --------------        -----------------
                                                           27,356                 5,866                   33,222
                                                  ---------------        --------------        -----------------

       Net cost                                            43,693                                         49,799
                                                 ================                              =================

       The Company's management estimates that the amortization of the mining concession for each of the next five years will be approximately US$6.5 million.

       Work in progress -
       During 2006, the Company had work in progress related mainly to the cyanidation project and water treatment plant in the mining unit of Uchucchacua as well as the construction of the plant and transmission line in the mining unit of Orcopampa.

       Fully depreciated assets -
       Fully depreciated assets as of December 31, 2005 and 2006 amount to US$108,818,000 and US$86,038,000, respectively. Currently, these assets are being used by the Company.

15.    Mine development costs, net
       Movement of the cost and accumulated amortization by mining unit is show below:

                                   Balance as of                       Balance as of
                                  January 1, 2006     Additions      December 31, 2006
                                     US$(000)         US$(000)           US$(000)

       Cost
       Uchucchacua                         28,414            3,005              31,419
       Orcopampa                           29,036           10,299              39,335
       Antapite                            18,126            1,185              19,311
       Ishihuinca                           5,065               --               5,065
       Poracota                             3,574            8,716              12,290
       Shila and Paula                        307              484                 791
       Julcani                                 --              188                 188
       Recuperada                              --              235                 235
       Mine closure costs                   6,394            5,910              12,304
                                  ---------------   --------------   -----------------

                                           90,916           30,022             120,938
                                  ---------------   --------------   -----------------
       Accumulated amortization
       Uchucchacua                         15,867            2,686              18,553
       Orcopampa                            9,213            4,653              13,866
       Antapite                             8,788            3,889              12,677
       Ishihuinca                           4,771              226               4,997
       Mine closure costs                   4,500            1,592               6,092
                                  ---------------   --------------   -----------------
                                           43,139           13,046              56,185
                                  ---------------   --------------   -----------------

       Net cost                            47,777                               64,753
                                  ===============                    =================

16.    Bank loans
       Bank loans, mainly denominated in U.S. dollars, consist of:
                                                          2005     2006
                                                        US$(000)  US$(000)

       Inversiones Mineras del Sur S.A
       Banco de Credito del Peru                          1,000        --
       Banco Wiese Sudameris                              6,500        --

       Consorcio Energetico de Huancavelica S.A
       BBVA Banco Continental                                --    10,000

       Other subsidiaries                                   145        --
                                                        -------   -------

                                                          7,645    10,000
                                                        =======   =======

       As of December 31, 2005, this caption is mainly conformed by pre and post-export loans obtained from various domestic banks. The weighted average annual interest rate on bank loans was 4.85 percent.

       In May 2006, Consorcio Energetico Huancavelica S.A. obtained a bank loan by US$10,000,000 with maturity on January 31, 2007. The interest rate on this loan was three-month Libor plus 1.25 percent. No guarantees have been granted.

17.    Trade accounts payable
       Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts. These obligations are mainly stated in U.S. dollar, have current maturities and do not accrue interest. No guarantees have been granted.

18.    Other liabilities This item is made up as follows:

                                                         2005        2006
                                                       US$(000)    US$(000)

       Accrual for mine closure costs                   26,922      54,287
       Workers' profit sharing payable                   4,272      18,701
       Stock appreciation rights                        17,291      14,214
       Remuneration and similar benefits payable         4,984       8,001
       Other taxes payable                               5,986       7,692
       Accrual for environmental liabilities                --       6,764
       Accrual for labor contingencies                   1,383       2,933
       Accounts payable to a partner                     5,310       2,609
       Royalties payable to the Peruvian Government      1,115       2,434
       Voluntary mining contribution payable                --       1,786
       Royalties payable to third parties                  944       1,197
       Dividends payable                                   663         664
       Hedging payable                                   2,361          --
       Other liabilities                                 5,759       3,148
                                                      --------    --------
                                                        76,990     124,430
                                                      --------    --------
       Long - term portion
       Accrual for mine closing costs                  (12,934)    (46,143)
       Stock appreciation rights                        (9,985)     (9,135)
       Accounts payable to a partner                    (5,310)     (2,609)
       Accrual for environmental liabilities                --      (6,764)
                                                      --------    --------
                                                       (28,229)    (64,651)
                                                      --------    --------

       Current portion                                  48,761      59,779
                                                      ========    ========

       Accrual for mine closure costs
       Movements within the accrual for mine closure costs follow:

                                                                  US$(000)

       Balance as of January 1, 2005                                19,680

       Disbursements, note 36(a)                                    (3,130)
       Additions and changes in estimates                            8,151
       Accretion expense, note 28                                    2,306
       Loss for translation to U.S. dollar                             (85)
                                                                  --------
       Balance as of December 31, 2005                              26,922

       Disbursements, note 36(a)                                    (4,549)
       Additions and changes in estimates                           28,379
       Accretion expense, note 28                                    3,535
                                                                  --------

       Balance as of December 31, 2006                              54,287
                                                                  --------

       The accrual for mine closure costs is based on studies completed by independent parties, in accordance with current environmental protection regulations, see note 36(a). The accrual for mine closing costs corresponds mainly to activities that have to be completed for the restoration of the mining units and affected areas as a consequence of the exploitation activities. The main works that have to be completed are land movements, reforestation labor and removal of the mining plants.

       Due to new governmental requirements for 2006, the Company made an estimation of environmental obligations which resulted in additional liability of US$28,379,000 for all its mining units. The Company believes that this liability is enough to comply with current environmental regulation enacted by Peruvian government. This additional amount will generate in future additional annual depreciation of approximately US$1.7 millions.

       As of December 31, 2006, the undiscounted liability for mine closure costs amounted to US$84,396,000 and was discounted using the rate of 8%, which is the credit-adjusted risk-free rate in effect at December 31, 2006, resulting in accrual of US$54,287,000.

       The long-term portion of the accrual for mine closure costs is as follows:

       Year ended as of December, 31                             US$(000)

       2008                                                         8,836
       2009                                                         6,050
       2010                                                         5,199
       2011                                                         5,542
       Thereafter                                                  20,516
                                                                 --------

                                                                   46,143
                                                                  -------

       Stock Appreciation Rights
       Senior executives of the Company are granted share appreciation rights, which can only be settled in cash, if the executive is working for the Company at each program's settlement date. These programs are mainly structured in a ten-year term, allocated in several programs with progressive maturities. The average price of the granted programs is assigned based on the last quarter market quotation of the shares before the grant date and the settlement is determined based on the variation of the market prices at the maturity date as compared to the price at the date of the grant.

       As mentioned in the note 3(o), as of January 1, 2006, the Company adopted IFRS 2 "Share-Based payments"; consequently, the Company's management estimated the fair value of the Stock Appreciation Rights based on the Black-Scholes-Merton formula. As a result of adopting IFRS 2, the Company's income before workers' profit sharing and income tax and the net income for the year ended December 31, 2006 are US$4,833,000 and US$3,112,000 lower, respectively, than if had continued to account for share-based compensation using the intrinsic method (APB Opinion 25 for U.S. GAAP purposes), as the Company did in the comparable prior year periods. Basic and diluted earnings per share for the year ended December 31, 2006 are US$0.02 lower if the Company had continued to account for share-based compensation using the intrinsic method. The total income tax (expense) benefit recognized in the consolidated statement of income for share-based compensation arrangements was (US$44,000), US$265,000 and (US$1,297,000) for years 2006, 2005 and 2004, respectively. Compensation costs have been recorded as administrative expenses since all share-based benefits are granted exclusively to officers.

       IFRS 2 requires that all entities recognize an expense for all employee services received in share-based payment transactions, using the fair-value-based method that is similar in most respects to the fair-value-based method established in Statement 123 R Share Based Payment.

       The main assumptions used by the Company to estimate the fair value as of December, 31, 2006 are as follow:

       Expected volatility                                        48.5%
       Risk-free interest rate                                    4.63% - 4.90%
       Dividend yield                                             1.49%
       Covering period for the program                            5.6 years
       Market value of the shares at the year-end                 US$26.52

       The Company has used the implied volatility of the share price determined from the market price of traded options.

       The movement of the shares subject to the stock appreciation rights program for the years 2005 and 2006 is as follows:

                                                             Number of shares
                                                      -----------------------
                                                         2005         2006

      Beginning balance                               2,265,200    2,364,600
      Granted during the year                           400,000      400,000
      Settled during the year                          (300,600)    (383,400)
      Expired during the year                                 -     (151,200)
                                                      ---------    ---------
      Ending balance                                  2,364,600    2,230,000
                                                      =========    =========

       The number of shares units which will be granted to executives subject to the stock appreciation rights bonus is as follow: 371,400 in 2007; 378,800 in 2008; 342,100 in 2009; 277,450 in 2010; 271,850 in the year
       2011; and 588,400 thereafter.

       The average price for the programs granted during the year 2006 was US$28.38 per each share (US$23.57 per each share during the year 2005).

       The movement of the stock appreciation rights liability for the years 2005 and 2006 is as follows:

                                                         2005        2006
                                                       US$(000)    US$(000)

      Beginning balance                                  13,712      17,291
      Accrual for the year                                8,134       4,519
      Payments during the year                           (4,555)     (7,306)
      Expired programs during the year                        -        (885)
      Gain for translation to U.S. dollar                     -         595
                                                      ---------    --------
      Ending balance                                     17,291      14,214
                                                      =========    ========

19.    Shareholders' equity

       (a)    Capital stock -
       The Company has common shares entitled to exercise voting rights that represent the 100 percent of its outstanding share capital. The nominal value of the treasury shares is presented netted from the capital stock. The detail of the capital stock as of December 31, 2006 and 2005 is as follows:

                                                                         Result from
                                                Number       Nominal     exposure to     Capital        Capital
                                             of shares         value      inflation       stock          stock
                                                              S/(000)       S/(000)       S/(000)       US$(000)

              Common shares                  137,444,962       549,780         96,634       646,414        188,404
              Treasury shares                (10,565,130)      (42,261)        (7,398)      (49,659)       (14,474)
                                            ------------  ------------   ------------   -----------   ------------
                                             126,879,832       507,519         89,236       596,755        173,930
                                            ============  ============   ============   ===========   ============

       The market value of the common shares is US$27.55 as of December 31, 2006 (US$28.30 as of December 31, 2005).

       (b)    Investment shares -
              The investment shares are not entitled to exercise voting rights and do not represent the Company's stock obligation, they are entitled the participation and dividends'distribution. The nominal value of the investment shares held in treasury is presented netted from the investment shares. The detail of the investment shares as of December 31, 2006 and 2005 is as follows:

                                                                             Result from
                                                    Number of    Nominal     exposure to   Investment   Investment
                                                     shares       value       inflation      shares      shares
                                                                  S/(000)      S/(000)       S/(000)     US$(000)

              Investment shares                        372,320        1,489          260        1,749          510
              Investment shares held in treasury       (30,988)        (124)          (3)        (127)         (37)
                                                    ----------   ----------   ----------   ----------   ----------
                                                       341,332        1,365          257        1,622          473
                                                    ==========   ==========   ==========   ==========   ==========

       (c)    Additional capital -
              The additional capital of the Company includes the following as of December 31, 2006:

              - The premium received on the issuance of Series B common shares for US$159,381,000.
              -      The proceeds from the sale of ADR for US$8,827,000, and
              - The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the cost of such shares of US$9,505,000.

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

       (e)    Declared and paid dividends -
              The information about declared and paid dividends in the years 2004, 2005 and 2006 is as follows:

                                                                       Declared    Dividends
             Meeting/Board                                     Date    Dividends   per share
                                                                          US$         US$

             Dividends 2004
             Mandatory annual shareholders' meeting     March 26      22,682,000        0.16
             Board of Directors                         October 28    21,337,000        0.15
                                                                      44,019,000
             Less - Dividends paid to Condesa                         (3,371,000)
                                                                      40,648,000
             Dividends 2005
             Mandatory annual shareholders' meeting     March 31      23,498,000        0.17
             Board of Directors                         October 26    24,511,000        0.18
                                                                      48,009,000
             Less - Dividends paid to Condesa                         (3,705,000)
                                                                      44,304,000
                                                                      ==========
             Dividends 2006
             Mandatory annual shareholders' meeting     March 31      30,320,000        0.24
             Board of Directors                         October 26    34,454,000        0.25
                                                                      64,774,000
             Less - Dividends paid to Condesa                         (5,007,000)
                                                                      59,767,000
                                                                      ==========

20.    Taxation
       (a) Buenaventura and their subsidiaries are subject to Peruvian tax law. As of December 31, 2006, the statutory income tax rate in Peru is 30 percent.

       Non - domiciled companies in Peru and individuals must pay an additional tax of 4.1 percent on dividends received.

       (b) The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

                                                                        Years open to review by tax
             Entity                                                             authorities

             Compania de Minas Buenaventura S.A.A.                    2002, 2004, 2005 and 2006
             Buenaventura Ingenieros S.A.                             2002, 2003, 2004, 2005 and 2006
             Compania de Exploraciones, Desarrollo e Inversiones
               Mineras S.A.C. - CEDIMIN                               2003, 2004, 2005 and 2006
             Compania Minera Condesa S.A.                             2002, 2004, 2005 and 2006
             Compania Minera Colquirrumi S.A.                         2002, 2003, 2004, 2005 and 2006
             Consorcio Energetico de Huancavelica S.A.                2002, 2003, 2004, 2005 and 2006
             Contacto Corredores de Seguros S.A.                      2002, 2003, 2004, 2005 and 2006
             Sociedad Minera El Brocal S.A.A.                         2002, 2004, 2005 and 2006
             Inversiones Mineras del Sur S.A.                         2002, 2003, 2004, 2005 and 2006
             Minas Conga S.R.L.                                       2002, 2003, 2004, 2005 and 2006
             S.M.R.L. Chaupiloma Dos de Cajamarca                     2002, 2003, 2004, 2005 and 2006
             Minera La Zanja S.R.L.                                   2004, 2005 and 2006
             Minas Poracota S.A.                                      2005 and 2006
             Minera Minasnioc S.A.C.                                  2004, 2005 and 2006

       The income tax of Buenaventura for 2000 and 2003 were reviewed by the Tax Administration. As a consequence, Buenaventura received an assessment that reduced the tax loss carryforward in US$51,828,000 (S/177,822,000) as of December 31, 2000 and in US$14,472,000 (S/49,652,000) as of
       December 31, 2003. The main issue is that the Company considered certain revenues (dividends and equity participation) as deductible for determining the tax loss carryforward. In the opinion of the Company's legal advisors, the assessment does not have solid grounds. The Company expects to obtain a favorable opinion in the administrative process initiated against the tax authority.

       The 2002 income tax of Cedimin was reviewed by the Tax Administration. As a consequence, Cedimin received an assessment that reduced the tax loss carryforward. The main issue is that Cedimin considered the loss from the sale of its shares in Minera Huallanca S.A.C. and Minera Yanaquihua S.A by US$7,907,000 (S/27,129,000) as deductible. In the opinion of Cedimin's legal advisors, such assessment has no solid grounds and therefore, it is expected that Cedimin will obtain a favorable opinion in the administrative process initiated against the tax authority.

       Additionally, the 2000, 2001 and 2003 income tax of Condesa were reviewed by the Tax Administration. As a consequence, Condesa received tax assessments that reduced the tax loss carrryforward by US$396,000 (S/1,359,000), US$4,545,000 (S/15,594,000) and US$4,049,000 (S/
       13,892,000), respectively. In addition, the tax authority determined an omitted tax of US$336,000 (S/1,153,000) and a fine of US$ 167,000
       (S/573,000), related to the 2001 income tax mainly as a consequence of the reduction of the tax loss carryforward of year 2000. In those periods, the main issue was that Condesa considered certain revenues - dividends and equity participation - as non-taxable for determining the tax loss carryforward. In the opinion of Condesa's legal advisors, such assessment has no solid grounds and therefore, it is expected that Condesa obtains a favorable opinion in the administrative process initiated against the tax authority.

       During 2006, the tax authorities reviewed the income tax for 2003 of Sociedad Minera El Brocal S.A.A. and determined additions to the book income by US$668,000, equivalent to S/2,292,000, by omission of sales (undue deductions of freights and insurance related to exporting concentrates), resulting in a reduction of the tax loss carryforward of that year. The tax assessment of US$169,000 (equivalent to S/541,000, including interest as of December 12, 2006) has not been accepted by El Brocal and is under claim.

       Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in Management's and legal advisory opinion, any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2005 and 2006.

       (c) With the purpose of determining the income tax and the value added tax, the transfer prices among related parties and for transactions with companies domiciled in countries considered tax havens, prices should be supported by documentation containing information about the valuation methods applied and criteria used in its determination. Based on an analysis of the Company's operations, Management and its legal advisors do not believe that the new regulations will result in significant contingencies for the Company as of December 31, 2005 and 2006.

       (d) The Company has the ability to recover the value added tax of the sales export. Therefore, the tax paid on purchase can be applied to the tax from its sales or other tax obligations, or the Company can request a refund.

       During 2006, Buenaventura has asked for the refund of the valued added tax for US$13,898,000 equivalent to S/45,506,000 (US$11,535,000 equivalent to S/39,570,000 as of December 31, 2005), which was fully collected as of December 31, 2006.

21.    Net sales by geographic region sales agreements
       The Company's revenues primarily result from the sale of silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The following table shows net sales by geographic region and by product:

       Net sales by geographic region            2004      2005      2006
                                               US$(000)  US$(000)  US$(000)
       Peru                                     128,273   131,830   310,001
       Europe                                   118,608    65,977    86,919
       North America                             14,879    48,415    70,196
       Asia                                       4,645    13,406    57,497
       Oceania                                       --    23,591    23,459
       South America                                 --       168        --
                                               --------  --------  --------
                                                266,405   283,387   548,072
                                               ========  ========  ========

       Net sales by goods and services           2004      2005      2006
                                               US$(000)  US$(000)  US$(000)
       Products
       Gold                                     120,323   121,286   147,116
       Silver                                    11,582    20,840    83,518
       Lead-Silver concentrates                  85,932    87,832   160,123
       Zinc concentrates                         28,775    40,959   140,030
       Silver-Gold concentrates                  10,980     1,850     1,659
                                               --------  --------  --------
                                                257,592   272,767   532,446
       Services                                   8,813    10,620    15,626
                                               --------  --------  --------
                                                266,405   283,387   548,072
                                               ========  ========  ========

       In 2006, the Company's three largest customers accounted for 13%, 14% and 17%, respectively, of total sales (18%, 17% and 13% of total sales in 2005). As of December 31, 2006, 49% of the trade accounts receivable is related to these customers (61% as of December 31, 2005). Some of these customers have sales contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations or previously agreed. Currently, the production of the mining units of the Company is subject to such sale agreements; these agreements have various maturity dates but do not extend beyond December 31, 2012.

22. Cost of good sold exclusive depreciation and amortization This item is made up as follows:

                                                               2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)

       Contractors                                             36,013    41,703    51,988
       Supplies                                                24,729    26,756    37,486
       Personnel expenses                                      24,309    22,803    25,278
       Other                                                   14,018     9,780    34,419
       Slow moving and obsolescence supplies reserve              842     2,839       138
       Reversed accruals for slow moving and obsolete
       supplies                                                    --        --    (1,645)
                                                            ---------  --------  --------
                                                               99,911   103,881   147,664
                                                            =========  ========  ========

23. Exploration and development cost in operational mining sites This item is made up as follows:

                                                              2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)

       Exploration expenses
       Uchucchacua                                             11,177    10,528    11,847
       Orcopampa                                                6,636     7,957    10,853
       Shila                                                    2,391     3,806     4,908
       Ishihuinca                                               2,007     1,475     4,104
       Antapite                                                 4,051     5,660     3,275
       Julcani                                                  1,229     1,425     1,881
       Recuperada                                                  --        --     1,396
       Other                                                      754        --         -
                                                            ---------  --------  --------
                                                               28,245    30,851    38,264
       Amortization of development costs                        9,126    10,315    11,270
                                                            ---------  --------  --------

                                                               37,371    41,166    49,534
                                                            =========  ========  ========

24.    General and administrative expenses This item is made up as follows:

                                                              2004       2005      2006
                                                            US$(000)   US$(000)  US$(000)

       Personnel expenses                                       9,326     9,794    12,010
       Sundry expenses                                          3,869     5,431     6,125
       Professional fees                                        5,445     6,349     6,102
       Board members' remuneration                              1,365     2,241     5,940
       Stock Appreciation Rights, note 18                         626     8,134     3,634
       Insurance                                                  635       596       794
       Supplies                                                   484       466       631
       Maintenance                                                196       673       585
       Rentals                                                    264       373       481
       Amortization of other assets                               291       271       261
       Allowance for doubtful account receivables                 332        22        76
                                                            ---------  --------  --------

                                                               22,833    34,350     36,639
                                                            =========  ========  =========

25. Exploration costs in non-operational mining sites This item is made up as follows:

                                                               2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)

       In external areas to the mining sites
       Tinyaclla Project                                           --        --     4,450
       La Zanja Project                                         8,615     3,286     4,449
       Los Pircos - Cirato Project                                357       962     3,442
       Trapiche Project                                            --       852     3,279
       Hatun Orcco Project                                      1,185     1,167     2,546
       Other                                                   13,138    16,290    10,379
                                                            ---------  --------  --------
                                                               23,295    22,557    28,545

       In mining sites
       Marcapunta                                               1,257     3,367     6,002
       Huachocolpa                                              1,325     1,888       268
       Other                                                       --        --     1,375
                                                            ---------  --------  --------
                                                                2,582     5,255     7,645
                                                            ---------  --------  --------

                                                               25,877    27,812    36,190
                                                            =========  ========  ========

26.    Royalties
       This item is made up as follows:

                                                               2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)
       Sindicato Minero de Orcopampa S.A.                       6,659     7,241    12,332
       Peruvian Government                                      1,942     4,299    11,260
       Minera El Futuro de Ica S.R.L.                             653       669       828
                                                            ---------  --------  --------

                                                                9,254    12,209    24,420
                                                            =========  ========  ========

27.    Selling expenses This item is made up as follows:

                                                               2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)

       Freight                                                  3,787     3,601    4,390
       Sundry services                                          1,001       641    1,028
       Other                                                      443       558      510
                                                            ---------  --------  -------

                                                                5,231     4,800    5,928
                                                            =========  ========  =======

28.    Finance income and expense This item is made up as follows:

                                                               2004      2005        2006
                                                             US$(000)  US$(000)    US$(000)

       Finance income
       Interest on deposits                                     1,679     2,584     5,534
       Gain of investment fund                                     --        --     1,597
       Interest on loans                                        1,879       939       818
                                                            ---------  --------  --------

                                                                3,558     3,523     7,949
                                                            ---------  --------  --------

       Finance expense
       Accretion expense                                        2,069     2,306     3,535
       Interest on loans                                        1,353       854     1,167
       Other                                                      851       900     1,246
                                                            ---------  --------  --------

                                                                4,273     4,060     5,948
                                                            =========  ========  ========

29.    Other, net
       This item is made up as follows:

                                                              2004       2005       2006
                                                            US$(000)   US$(000)   US$(000)

       Other revenues
       Revenue from insurance                                      80        279      186
       Net gain on sale of property, plant and
         equipment                                                 76        351       24
                                                            ---------  ---------  -------

                                                                  156        630      210
                                                            ---------  ---------  -------

       Other expenses
       Voluntary mining contribution                                -          -    1,783
       Disbursements for local communities                        271        872    1,780
       Labor contingencies                                      1,010        485    1,319
       Depreciation                                               412        217      211
       Damages in Colquijirca mining unit                           -        703        -
       Other                                                    3,274      1,580      143
                                                            ---------  ---------  -------
                                                                4,967      3,857    5,236
                                                            ---------  ---------  -------

       Other, net                                              (4,811)    (3,227)  (5,026)
                                                            ---------  ---------  -------

30.    Income tax and workers' profit sharing
       (a) Buenaventura and their subsidiaries recognize temporary differences between tax and book basis of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing asset is composed of the following:

                                                                         Credit (debit) to the
                                                                       consolidated statements of
                                                                                 income
                                                                       ---------------------------
                                                                                                       Balance as of
                                                      Balance as of                    Workers'         December 31,
                                                     January 1, 2006   Income tax   profit sharing          2006
                                                        US$(000)       US$(000)       US$(000)             US$(000)

              Deferred asset
              Deferred income from sale of
                 future production                           71,694         7,480             2,168           81,342
              Accrual for mine closure costs                  6,620         2,693               781           10,094
              Different of depreciation and
                 amortization useful lives                    3,702         1,778               513            5,993
              Stock appreciation rights                       3,730           (34)              (10)           3,686
              Loss for translation into U.S.
                 dollar                                          --         2,621               760            3,381
              Accrual for labor contingencies                   874         1,180               342            2,396
              Slow moving and obsolescence
                 supplies reserves                            2,585          (377)             (109)           2,099
              Impairment of property, plant and
                 equipment                                    1,588           (86)              (25)           1,477
              Unrealized gain with affiliates                 1,064          (119)              (34)             911
              Other                                           1,530         2,141               621            4,292
                                                    ---------------    ----------    --------------    -------------
                                                             93,387        17,277             5,007          115,671
              Less - Allowance for deferred asset            (2,325)         (971)             (281)          (3,577)
                                                    ---------------    ----------    --------------    -------------

              Deferred asset                                 91,062        16,306             4,726          112,094

              Less - Deferred liability                      (1,266)          480               139             (647)
                                                    ---------------    ----------    --------------    -------------

              Deferred asset, net                            89,796        16,786             4,865          111,447
                                                    ===============    ==========    ==============    =============

       The Company has not recorded a deferred income tax and workers' profit sharing liability originated by the excess of the book basis over the tax basis of the investments in shares due to the following:

       - In the case of the affiliate Cerro Verde, Buenaventura has not recorded a deferred income tax and workers' profit sharing liability by US$44,193,000, because, under any circumstance - dividend distribution or sale of the investment, the reversal of the basis difference will not be taxable. Cerro Verde S.A. is a company that quotes its shares in the Lima Stock Exchange and, in accordance with the Peruvian tax regulations, any gain or losses arising from the disposition of these shares are not taxable. Additionally, dividends distributions are income tax exempt.

       - In the case of the affiliate Yanacocha, Buenaventura has not recorded a deferred income tax and workers' profit sharing liability by US$168,151,000, because Buenaventura's management has the intention and the ability of maintaining the investment until the date of the depletion of its gold and silver reserves; in this sense, it considers that the temporary difference will be reverted through future dividends, which are not taxable. On the other hand, Buenaventura's management has the ability of reversing the temporary difference, by other manners besides dividends distributions, without any tax effects.

       (b) The current and deferred portions of the income tax and workers' sharing expense (benefit) amounts for the years 2004, 2005 and 2006 included in the consolidated statements of income are made up as follow:

                                                                2004      2005     2006
                                                              US$(000)  US$(000)  S$(000)

             Expense (benefit) for income tax
             Current
             Inversiones Colquijirca S.A.                        2,454     8,504   48,752
             Compania de Minas Buenaventura S.A.A.               3,034     5,980   15,375
             S.M.R.L. Chaupiloma Dos de Cajamarca               11,000    13,607   14,096
             Cedimin S.A.C.                                        308       650    1,288
             Consorcio Energetico de Huancavelica S.A.             623       380      726
             Inversiones Mineras del Sur S.A.                    3,707     3,579       --
             Other                                                 182       163      582
                                                             ---------  --------  -------
                                                                21,308    32,863   80,819
                                                             ---------  --------  -------

             Deferred
             Compania de Minas Buenaventura S.A.A.               6,329    (8,536) (13,904)
             Inversiones Colquijirca S.A.                        2,161      (363)  (2,800)
             Inversiones Mineras del Sur S.A.                       --      (973)      --
             Other                                                 113      (175)     (82)
                                                             ---------  --------  -------
                                                                 8,603   (10,047) (16,786)
                                                             ---------  --------  -------

             Total                                              29,911    22,816   64,033
                                                             =========  ========  =======

                                                               2004      2005       2006
                                                             US$(000)  US$(000)   US$(000)

              Expense (benefit) for workers' profit
                  sharing (i)
              Current
              Inversiones Colquijirca S.A.                        711      2,465   14,130
              Compania de Minas Buenaventura S.A.A.               879      1,733    4,444
              Cedimin S.A.C.                                       89        168      374
              Consorcio Energetico de Huancavelica S.A.           109         67      127
              Inversiones Mineras del Sur S.A.                  1,074      1,038       --
              Other                                                25         35       61
                                                            ---------  ---------  -------
                                                                2,887      5,506   19,136
                                                            ---------  ---------  -------

              Deferred
              Compania de Minas Buenaventura S.A.A.             1,835     (2,474)  (4,030)
              Inversiones Colquijirca S.A.                        626       (105)    (811)
              Inversiones Mineras del Sur S.A.                     35       (283)      --
              Other                                                --        (51)     (24)
                                                            ---------  ---------  -------
                                                                2,496    (2,913)  (4,865)
                                                            ---------  ---------  -------

              Total                                             5,383      2,593   14,271
                                                            =========  =========  =======

              (i) In accordance with Peruvian legislation, mining companies that have more 20 employees should accrue an amount equal to 8 percent of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2004, 2005 and 2006, S.M.R.L. Chaupiloma Dos de Cajamarca Contacto Corredores de Seguros S.A. and Compania Minera Condesa S.A. have less than 20 employees.

       (c) During 2004, 2005 and 2006 the provision for tax and workers' profit sharing recorded in the consolidated income statement is as follow:

                                                            2004        2005       2006
                                                          US$(000)    US$(000)   US$(000)
              Income before income tax and workers'
                profit sharing                              250,132     333,777    594,508
              Legal combined rate                            35.60%      35.60%     35.60%
                                                          ---------  ----------  ---------
              Expected income tax and workers' profit
                sharing according to the legal
                combined rate                                89,047     118,825    211,645

              Permanent differences:
              Effect of fair value of derivative
                contracts turned into normal sale
                contracts                                        --     (18,585)   (27,563)
              Share in affiliated companies                 (63,163)    (93,982)  (111,488)
              Effect of fair value of derivative
                instruments                                   6,180       9,465      4,723
              Loss from change in the fair value of
                gold certificates                                --          --      1,731
              Allowance for deferred asset                       --         357      1,252
              Gain on exchange difference of
                derivative instruments                           --         571        640
              Gain in normal sale contracts due to
                price changes                                    --       1,139         --
              Other permanent items                           3,230       7,619     (2,636)
                                                          ---------  ----------  ---------
                                                            (53,753)    (93,416)  (133,341)
                                                          ---------  ----------  ---------

                                                             35,294      25,409     78,304
                                                          =========  ==========  =========

31. Basic and diluted earning per share
       The computation of the Basic and diluted earning per share for the year ended December 31, 2004, 2005 and 2006 is presented below:

                                                                2004          2005           2006

              Net income (numerator) - US$                   206,577,000   288,397,000   428,057,000
              Shares (denominator)                           127,236,219   127,229,844   127,221,164
                                                             -----------   -----------   -----------


              Basic and diluted net income per share - US$          1.62          2.27          3.36
                                                             ===========   ===========   ===========

       The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006 was determined as follows:

                                                                   2004            2005            2006

              Common shares                                    137,444,962     137,444,962     137,444,962
              Investment shares                                    372,320         372,320         372,320
                                                              ------------    ------------    ------------
                                                               137,817,282     137,817,282     137,817,282

              Less - Treasury shares                           (10,581,063)    (10,596,118)    (10,596,118)
                                                              ------------    ------------    ------------

                                                               127,236,219     127,221,164     127,221,164
                                                              ------------    ------------    ------------

              Weighted average number of shares outstanding    127,236,219     127,229,844     127,221,164
                                                              ============    ============    ============

32.    Disclosure about information by segments\
       International Accounting Standard (IAS) 14, requires enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. A business segment is a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments. The most important segment is Mining, which activities are carried out through nine companies. Management considers that these mining companies can be combined into one reportable mining segment because they show similar financial performance and similar characteristics related to the nature of their products, the nature of their production process, their clients and legal environment. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the evaluation of business development. Therefore, management considers that the Company's only reportable segment is mining.

       The Company's geographical segments are based on the location of the Company's assets that is Peru. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

33.    Derivative financial instruments
       Derivative contracts -
       In March 2006, Buenaventura completed the change of the terms of its gold derivative contracts maintained as of December 31, 2005 in order to qualify them as normal sale contracts. In previous years, the Company made similar modifications. As of December 31, 2006, the Company has put option contracts, which gives the right to sell 232,500 gold ounces at average price of US$345 per ounce depending on certain market conditions. The contract's dates expire in different dates until December 31, 2012 and the fair value of these contracts as of December 31, 2006 was insignificant according to current market quotations, Except for the contracts above mentioned, the Company does not maintain gold derivative contracts as of December 31, 2006. Likewise, silver derivative contracts maintained by the Company matured in August 2006.

       Related to the derivative instruments contracts maintained during 2004, 2005 and 2006, Buenaventura and El Brocal recorded the following:

       - In 2006, Buenaventura recognized a loss of US$13,268,000 (losses of US$6,557,000 and US$26,588,000 in 2004 and 2005) due to the
              changes in fair value occurred during this period. In addition, it recognized expenses of US$10,803,000 related to the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented in the caption "Loss from change in the fair value of derivative instruments".

       -      In 2004 and 2005, El Brocal credited US$1,546,000 and US$303,000, net of minority interest, to the equity account "Cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during those periods. As of December 31, 2005 and 2006, El Brocal did not have derivative contracts to offset the risk of metal price fluctuations.

       The liability presented in the consolidated balance sheets as of December, 31, 2005, for US$66,207,000, corresponded to the fair value of derivative instruments outstanding as of such date.

       Normal sale contracts -
       As a consequence of the modification of derivative contracts above mentioned, the Company has committed a significant portion of its future production to prices previously agreed. In 2006, Buenaventura delivered 388,000 ounces of gold (282,000 ounces and 198,000 during the years 2005 and 2004) as part of such sales contracts. As a consequence, Buenaventura recognized revenues of US$50,325,000 in the caption "realized revenue from sale of future production" in the consolidated statements of income (US$20,187,000 and US$28,064,000 during 2004 and 2005).

       Following is a movement of the deferred income from sale of future production for the years 2005 and 2006:

                                                              2005                                     2006
                                              --------------------------------------    --------------------------------------
                                                                    Deferred income                          Deferred income
                                                   Committed          from sale of          Committed           from sale of
                                                ounces of gold     future production     ounces of gold      future production
                                                                         US$(000)                                 US$(000)

       Beginning balance                              1,844,000              187,616            1,981,000              210,105
       Transfer from derivative instruments
         to deferred income from sale of
         future production                              419,000               50,553              340,000               77,425
       Realized income from sale of future
          production                                   (282,000)             (28,064)            (388,000)             (50,325)
                                              -----------------    -----------------    -----------------    -----------------
       Ending balance                                 1,981,000              210,105            1,933,000              237,205

       Less- Non current portion                     (1,673,000)            (178,896)          (1,565,000)            (194,173)
                                              -----------------    -----------------    -----------------    -----------------

       Current portion                                  308,000               31,209              368,000               43,032
                                              =================    =================    =================    =================

       As of December 31, 2006 Buenaventura is committed to sell 1,933,000 ounces of gold at prices ranging from US$332 to US$451 per ounce until December 2012.

       The fair value of this normal sales contracts is US$585,662,000 as of December 31, 2006.


34.    Financial risk management
       The Company's activities it expose to a different financial risks: market risk (including interest rate risk, foreign currency risk and the risk arises from changes in market prices of minerals), credit risk and liquidity risk. The Company's financial risk management program focus to mitigate the potential adverse effects in its financial performance.

       The Company's Management knows the conditions prevailing in the market and based on its knowledge and experience manages the risks related to foreign currency, interest rate, credit and liquidity, according to the policies approved by the Board of Directors. The most important aspects for the management of these risks are summarized below:

       (a)    Foreign currency risk -
             The Company buys, sells its products, and obtains working capital facilities and investments in U.S. dollars. The assets and liabilities in different currencies from the U.S. dollar (Nuevos Soles) are not significant. Management estimates that the future exchange rate fluctuations of Peruvian currency versus the US dollar will not significantly affect the results of the Company's future operations.

       (b)    Interest rate risk -
             The Company's exposure to this risk arises by the changes in interest rates in its financial assets and financial liabilities. The Company manages neither financial assets nor financial liabilities with floating interest rates. Consequently, the Company does not expect to incur in significant losses related to interest risk.

       (c)    Credit risk -
             The Company trades only with creditworthy local and international third parties. It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The maximum exposure to credit risk related to accounts receivable is given by its book value.

             With respect to credit risk arising from other financial assets of the Company (comprise mainly balances deposited in banks, the gold certificates and available-for-sale financial assets), the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these financial assets.

       (d)    Liquidity risk -
             The Company holds enough funds to comply with its commitments; therefore, the Company's management considers that is not exposed to liquidity risks.

35.    Fair value of financial instruments
       The information about fair value of the financial instruments, including derivatives, is presented below:

       - Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.

       - The market quotation of the investment in Sociedad Minera Cerro Verde S.A.A. is US$929,237,000 as of December 31, 2006 (US$272,239,000 as of December 31, 2005).

36.    Commitments and Contingencies (a) Environmental matters -

              Mine closing costs
              The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering of environmental and Environmental Adjustment and Management Programs (PAMA) for each of the mining units. The Ministry of Energy and Mines has approved the PAMA's related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Shila, Paula and Huachocolpa. As of December 31, 2006, the activities, as defined in the PAMA's respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca units, had been completed.

              On October 14, 2003, the Congress issued the Law 28090 which regulates the procedures and commitments that the mining activities must follow in order to elaborate, file and implement a mining site closing plan, as well as establishes the constitution of a guarantee to ensure the compliance of the committed plan in connection with protection, conservation and recuperation of the environment standards. On August 15, 2005 the corresponding ruling was approved. In accordance with the first regulation, the mining site closing plans approved before the issuance of this ruling have to be adequate to the new disposals in a term no greater than nine months since its publication.

              During the year 2006, in order to comply with that law, the Company completed its mining site closing plans for each of the mining units. Up to the date of this report, the mining site closing plans are subject to approval by the Ministry of Energy and Mines.

              In 2006, the Company made disbursements in connection with activities included in the mining site closing plans by US$4,549,000 (US$1,659,000 and US$3,130,000 during the years 2004 and 2005, respectively). As of December 31, 2006, the Company has recognized a liability of US$54,287,000 (US$26,922,000 as of December 31, 2005) related to its future obligations for the closing of the mining units, see note 18.

              Environmental liabilities
              On July 2, 2004, the Peruvian government enacted the Law No. 28271 ("Environmental Liabilities Law") that regulates the procedures to identify environmental liabilities of mining activities, the responsibility and the financing for its remediation. Environmental liabilities include those facilities, remains or deposits of residues produced by mining operations, which are currently abandoned or inactive and that constitute a permanent and potential risk for the health of the population, the surrounding ecosystem and the property. On December 7, 2005 the corresponding ruling was approved and the mining companies had a year to estimate an amount for environmental liabilities and to file a plan. According to this ruling, the Ministry of Energy and Mines had to elaborate a preliminary inventory of environmental liabilities, identifying a responsible for each remediation area. This inventory was published through Ministerial Resolution No. 290-2006 of June 15, 2006 and the holders of mining concession had sixty days to add new liabilities and for making the corresponding observations.

              The Company conciliated the affected areas identified by the Ministry of Energy and Mines in its inventory with its own records, and proceeded to estimate the corresponding liabilities, recording an operating expense of US$6,764,000 (US$4,980,000 related to Santa Barbara's mining unit and US$1,784,000 related to Buenaventura's mining units) as of December 31, 2006. Environmental Liabilities Plans were determined by an independent party duly authorized by the Ministry of Energy and Mines. The Company expects to settle this liability in the next three years.

              The Company considers that the recorded liability is enough to comply with current environmental regulations enacted by Peruvian government.

       (b)    Land and mineral rights leases -

              Sindicato Minero Orcopampa S.A.
              The Company pays a 10 percent of the production obtained from land and mineral rights leases by Sindicato Minero Orcopampa S.A. This land lease contract is in force until the year 2043.

              Minera El Futuro de Ica S.R.L.:
              INMINSUR signed a contract with Minera El Futuro de Ica S.R.L., to operate mining concessions lease in the Arequipa region, the contractual terms and conditions establish that the lease will be subject to a royalty payment equivalent to 7 percent of monthly concentrates revenues. As part of the merger explained in the note 2, Buenaventura has assumed this contract, which will be in force until the year 2015.

              Royalties are presented as costs of operations in the consolidated statements of income and amounted to US$13,160,000 in 2006 (US$7,312,000 and US$7,910,000 in 2004 and 2005), see note 26.

       (c)    Legal and tax processes -

              Legal processes of Buenaventura
              Demand presented at the Federal Court at the United States of America - Buenaventura and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were cited in a legal action in the Federal Court of the United States of America
              - Tenth Circuit (Colorado). A French citizen informed the court that he was affected by the revocation of Bureau de Recherches Geologiques et Minieres (BRGM), Mine Or and their related entities over preferential rights on the shares of CEDIMIN.

              On March 16, 2005 all the involved parts reached to an extrajudicial agreement. As a consequence of this agreement, the demand, pending of motion at the Federal Court of the United States of America - Tenth Circuit and subsequently dismissed by the District Court, was settled definitively.

              Other -
              From time to time in the normal course of its activities, the Company is involved in various legal proceedings of diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

              Legal processes of Yanacocha -
              Mercury spill in Choropampa
              In June 2000, a Yanacocha's contractor spilled approximately 11 liters of mercury near Choropampa, located at 85 kilometers from Yanacocha. After the spill, a comprehensive health and environmental remediation program was undertaken by Yanacocha. In August 2000, Yanacocha under protest paid a fine of S/1,740,000 Peruvian Nuevos Soles (approximately US$0.5 million) to the Peruvian Government (Ministery of Energy and Mines). Yanacocha entered into settlement agreements with a number of individuals impacted by the incident. In addition, it has entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident. As a result of the accident, Yanacocha and other defendants were named in a lawsuit by over 1,100 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Court of the State of Colorado, United States of America (hereinafter "the Court"). This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. In February 2005, Yanacocha responded to this complaint in the Court. The parties in these cases have agreed to submit these matters to binding arbitration.

              In May 2002, additional lawsuits related to the Choropampa incident were filed against Yanacocha in two of the local courts of Cajamarca in Peru by over 900 Peruvian citizens. Such lawsuits seek the payment of US$229.4 million and S/1,245,000 Peruvian Nuevos Soles. As of December 31, 2006, Yanacocha has entered into settlement agreements with approximately 40% of the plaintiffs for amounts considerably lower than those initially claimed in their lawsuits, significantly reducing the contingency that these lawsuits created.

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

              As of December 31, 2006 Yancocha has spent approximately US$27.7 million, which has been offset by approximately US$12.8 million of insurance proceeds, on public works, remediation efforts, personal compensation and compensation to the communities as well as fines, attorneys' fees and other related costs and expenditures. Yanacocha cannot predict the amount of additional expenditures related to this matter or the result of any of these lawsuits.

              Conga
              Yanacocha is involved in a dispute with the Provincial Municipality of Celendin regarding the authority of that governmental body to regulate the development of the Conga ore deposit. In 2004, the Municipality of Celendin enacted an ordinance declaring the area around Conga to be a mining-free reserve and naturally protected area. As in the Cerro Quilish case (see below), Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by Yanacocha's mining concessions. Based on the precedents established by the Constitutional Tribunal, Yanacocha believes that a similar finding protecting Yanacocha's rights will be made.

              Hacienda Los Negritos
              On October 21, 2002, Yanacocha was sued by Grimaldina Malpica Rojas, seeking: (i) the repossession of the "Los Negritos" property, which is currently held and utilized by Yanacocha, and
              (ii) a payment for damages of up to $65 million.

              Yanacocha has opposed the lawsuit and all its terms, requesting that her registration of the property in the Public Registry of Cajamarca be declared void. The legal proceeding is currently pending resolution in Cajamarca's court of first instance. Yanacocha believes that the plaintiff's claim is without merit.

              Banos del Inca
              On September 11, 2006 the Municipality of Banos del Inca issued a declaration designating an area that includes the Carachugo Expansion and San Jose Projects as reserved and protected areas. Based on previous experience and actions taken by the Constitutional Tribunal (Peru Court of Last instance for Constitutional issues) in respect of Cerro Quilish in which it was ruled that such declaration did not affect Yanacocha's mining rights, Yanacocha believes that Banos del Inca's declaration, should not impact Yanacocha's legal rights to exploit these concessions.

              Tax processes -
              As of December 31, 2006, tax authorities have reviewed the income tax and value added tax returns up to year 2003. As a result of these reviews, tax authorities have presented certain tax assessments with which Yanacocha and its legal advisors do not agree. In 2004 and 2006, Yanacocha made payments of US$11,500,000 and US$7,600,000, respectively, in order to avoid the accruing of interest and penalties on the proposed assessments that are related to timing of the deductions. Yanacocha has accrued a liability for financial purposes in an amount that represents management's best judgment as a result of the current tax review. In the opinion of Yanacocha's Management, the resolution of the income tax controversy will not have a material impact on the financial statements or liquidity of Yanacocha.

              Other contingencies - Cerro Quilish
              Yanacocha was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit. Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. Yanacocha challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. The Peruvian Constitutional Tribunal heard the case in early 2003 and ruled on April 7, 2003. The ruling established that Yanacocha's rights were not impacted by the ordinance; that Yanacocha would complete a full environmental impact study prior to initiating any development at Cerro Quilish; and, adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. In July 2004, Yanacocha received a drilling permit and commenced exploration activities on the Cerro Quilish deposit. During September 2004, individuals from the Cajamarca region conducted a sustained blockade of the road between the City of Cajamarca and the mine site, in protest of these exploration activities. Yanacocha suspended all drilling activities at Cerro Quilish and the blockade was resolved. In November 2004, in recognition of the communities' concerns, Yanacocha requested and received the revocation of its Cerro Quilish drilling permit. In this regard, Yanacocha has been working on re-establishing its "social license to operate" with the purpose of improving its relationship with the community of Cajamarca.

       (d)    Guarantees granted -
              On September 30, 2005, Cerro Verde signed agreements with several export credit agencies and commercial banks (lenders) in connection with an original financing of US$450 million for the expansion of its operations. This amount was subsequently reduced to US$360 million as a result of the issuance of Corporate Bonds in April 2006. In addition, Cerro Verde agreed with the lenders to reduce the original financing for up to US$202 million. The financing requires the granting of mortgages and pledges over the Cerro Verde's assets, and that Phelps Dodge, Sumitomo and Buenaventura comply with maintaining a minimum shareholders' equity (US$600 million for Buenaventura). The company that does not comply with this requirement must grant a stand-by letter for the representative of the commercial banks that participate in the financing. Additionally, shares in Cerro Verde owned by Buenaventura are pledged in favor of such lenders.

              Corporate Bonds are secured with the same mortgages and pledges granted to the lenders.

37.    Transaction with affiliated companies
       The Company had the following transactions with its affiliated companies during the years ended December 31, 2004, 2005 and 2006:

       S.M.R.L.  Chaupiloma Dos de Cajamarca ("Chaupiloma") -
       Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. In 2006, royalties earned amounted to US$48,475,000 (US$37,797,000 and US$46,094,000 in 2004 and 2005,
       respectively) and are presented as "Royalties income" in the consolidated statements of income.

       Compania Minera Condesa S.A. ("Condesa") -

       During 2006, Compania Minera Condesa S.A. received cash dividends from Yanacocha for approximately US$209,520,000 (US$121,675,000 and US$76,955,000 in 2004 and 2005, respectively).

       Sociedad Minera Cerro Verde S.A.A. ("Cerro Verde") -
       In 2004 and 2005, Buenaventura received cash dividends from Cerro Verde amount to US$1,428,000 and US$12,793,000, respectively. In 2006, no dividends were received from Cerro Verde.

       Buenaventura Ingenieros S.A. ("Bisa") -
       Since March 2002, Buenaventura Ingenieros S.A. enters into annual master agreements with Yanacocha to perform activities related to planning, monitoring and administrating the infrastructure projects, as well as analysis, studies and work plan design required by Yanacocha in its operations. On January 1, 2005 these entities signed the service contract GEN-005/05 effective for a period of two years. In 2006, the revenues related to this service contract amounted to approximately US$5,109,000 (US$2,984,000 and US$3,735,000 in 2004 and 2005, respectively).

       Consorcio Energetico de Huancavelica S.A. ("Conenhua") -
       In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kv transmission line between Trujillo and Cajamarca, a 60 kv transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. In addition, Yanacocha and Conenhua signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During 2006, the revenues for these services amounted to approximately US$3,873,000 (US$3,890,000 and US$3,877,000 in 2004 and 2005,
       respectively).

       As a result of the above and other minor transactions, the Company has the following accounts receivable from affiliated companies:

                                                          2005      2006
                                                        US$(000)  US$(000)

       Minera Yanacocha S.R.L                            19,150    11,329
       Other                                                109       385
                                                        -------   -------

                                                         19,259    11,714
                                                        =======   =======

38.    Subsequent events
       (a) During January 2007, the Company modified the schedule of commitments of ounces of gold with two of its clients. As consequence of this modification, the new schedule of commitments of ounces gold for the next years is the following:

              Years                                          Ounces of gold

              2007                                                 160,000
              2008                                                 280,000
              2009                                                 383,000
              2010                                                 380,000
              2011                                                 354,000
              2012                                                 376,000
                                                                 ---------

                                                                 1,933,000
                                                                 =========

              In addition, from February 26, 2007 to the date of this report, Buenaventura revised the normal sales contracts with six of its clients in order to eliminate the fixed priced clause of certain number of ounces committed and to sell those ounces between the period 2008- 2012 at market prices. As a result of such revision, Buenaventura was released from the obligation to sell 971,000 ounces of gold at fixed prices; consequently, they will be sold at the market price prevailing at the date of the physical delivery of the gold committed. Buenaventura made a payment of US$315,727,000 to have the right to sell such ounces of gold at market prices

        (b) On November 10, 2006, the Company acquired 25 per cent of the capital stock of Minas Poracota S.A. by a payment of US$2,250,000. As a result, Buenaventura has the ownership of 100 per cent of the capital stock of Minas Poracota S.A.

              Effective date January 2, 2007, Buenaventura has decided to merge with Minas Poracota S.A.

       (c) In January 2006, Buenaventura entered into an arbitration process at the Center of Arbitration and National and International Conciliation of the Lima Chamber of Trade against the companies Fort Vermillion Finance S.A. and Grisha Management Inc. (hereafter, the sellers), related to the purchase price adjustment for the acquisition of ADRA International Holding Corp. (ADRA), owner of Inversiones Colquijirca S.A. shares. In accordance with the Share Sales Contract signed in 1999, Buenaventura considered that the date for ADRA to pursue the price adjustment expired on February 24, 2004. However, the sellers considered that such date was indefinitive.

              On February 26, 2007, Buenaventura received the arbitration award that resolves this dispute, extending the initial term for the sellers to exercise the above-mentioned option until October 24, 2006. On June 8, 2007, Buenaventura agreed to pay to the sellers US$23,906,843 in connection with the price adjustment of the shares, which will result in an increase to the Mining Rights caption on the balance sheet. Out of this total, Buenaventura paid US$19,923,037 and remains outstanding US$3,983,806. The dispute has finally been settled.

39. Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

       The Company's consolidated financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in Note 40 and are principally related to the items discussed in the following paragraphs:

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

       Under U.S. GAAP, the mining concession in Yanacocha and Cerro Verde must be kept in the same functional and reporting currency of these entities, which is U.S. dollars, and not Peruvian Nuevos Soles. As of December 31, 2005, the effect of amortizing the mining concession using the U.S. dollars basis instead of Peruvian Nuevos Soles originated reconciliation items, in results of operations and in comprehensive income. Effective January 1, 2006, as a result of changing the functional and reporting currency from Nuevos Soles to U.S. dollar, the financial statements under Peruvian GAAP of 2004 and 2005 were retroactively modified to consider such adjustments in the corresponding years; consequently no reconciliation items are shown in the reconciliation between Peruvian GAAP and U.S. GAAP in those years.

       Deferred Income Tax
       Peruvian GAAP - Under paragraph 70 of IAS 1, Presentation of Financial Statements, deferred tax assets and liabilities are always classified as non-current assets or liabilities.

       U.S.GAAP - Deferred income tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes.

       Under Peruvian GAAP, specifically paragraph 41 of IAS 12 - Income Taxes, the Company must consider the effect on the deferred income tax and workers' profit sharing generated by maintaining book basis in U.S. dollars and a tax basis in Nuevos Soles (for tax purposes, the functional currency is Nuevos Soles). US GAAP, FAS 109 - Accounting for Income Taxes, prohibits the recognition of a deferred tax liability or asset for differences related to non-monetary assets and liabilities that, under FASB 52 "Foreign Currency Translation", are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates. Therefore, the deferred income tax recorded under Peruvian GAAP has been included as a reconciliation item, see note 40.

       Workers' profit sharing
       Peruvian GAAP - Workers' profit sharing expense (income) is separately presented in the consolidated statements of income in a similar way as income tax expense (income). Also, deferred workers' profit sharing asset (liability) is separately presented in the consolidated balance sheets in a similar way as deferred income tax assets (liabilities).

       U.S. GAAP - The practice is to recognize the workers' profit sharing expense (income) as part of operating expense (income). Also, deferred workers' profit sharing assets (liabilities) shall be classified as current or non-current based on the classification of the related assets or liability for financial reporting purposes.

       See also discussion on recognition of deferred tax liability or asset arising from remeasurement from the local currency into the functional currency in the section Deferred Income Tax above.

       Guarantees
       Peruvian GAAP - Under Peruvian GAAP, when an enterprise issues a guarantee, this commitment has to be disclosed in the notes to financial statements. A liability related to the guarantee will be recognized when it is probable that resources of the Company will be required to settle the obligation and it can be reasonably estimated.

       U.S. GAAP - U.S. GAAP, FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee.

       As a guarantor, Buenaventura is involved in financial guarantees related to Cerro Verde debt-financing facility, see note 36(d) to the consolidated financial statements. As of December 31, 2005 and 2006, under U.S. GAAP, such guarantees should be accounted for at fair value, which was deemed insignificant.

       Equity accounts translation
       Peruvian GAAP - Under Peruvian GAAP, based on IAS 21 - The Effects of Changes in Foreign Exchange Rates, when there is a change in an entity's functional currency, the entity shall apply the translation procedures applicable to the new functional currency prospectively from the date of the change using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Therefore, for Peruvian GAAP purposes, the Company has translated equity accounts into U.S. dollars using the exchange rate as of December 31, 2005.

       U.S. GAAP - Under U.S. GAAP, based on FAS 52 - Foreign Currency Translation, equity accounts should be translated into U.S. dollars using historical exchange rates. If the Company had applied historical exchange rates to translate its equity accounts, the detail of equity accounts as of December 31, 2005 and 2006, would have been the following:

                                                          2005                               2006
                                              ----------------------------      ----------------------------
                                              U.S. GAAP    Peruvian GAAP        U.S. GAAP     Peruvian GAAP

                                               US$(000)       US$(000)           US$(000)        US$(000)
       Capital stock, net of treasury
          shares of US$11,212,000 in 2005
          and 2006                                134,645          173,930          134,645          173,930
       Investment shares, net of treasury
          shares of US$33,000 in 2005 and
          2006                                        357              473              357              473
       Additional capital                         176,633          177,713          176,633          177,713
       Legal reserve and other reserves            37,313           37,948           37,313           37,948
       Retained earnings                          509,471          483,484          874,775          852,148
       Cumulative translation loss                (19,323)         (34,075)         (19,323)         (34,075)
       Cumulative unrealized gain on
          investments in shares carried
          at fair value                                66               70              928              932
                                            -------------    -------------    -------------    -------------

       Total shareholders' equity, net
          (not including minority
          interest under Peruvian GAAP)           839,162          839,543        1,205,328        1,209,069
                                            =============    =============    =============    =============

       Presentation of minority interests
       Under Peruvian GAAP, based on IAS 1 - Presentation of Financial Statements, minority interests should be presented within equity, but separate from the parent shareholders' equity.

       Under U.S. GAAP, minority interests shall be presented outside equity, between liabilities and equity. Consequently, minority interest has been included as a reconciliation item, see note 40.

       Acquisition of minority interests
       Peruvian GAAP - In November 30, 2006, Buenaventura acquired a minority interest in its subsidiary INMINSUR. IFRS 3, Business Combinations, states that the acquisition of a minority interest is not a business combination; therefore, Buenaventura has recorded the difference between the cost of acquisition and the book value of the minority interest acquired as Mining Rights (the "Parent entity extension method"). This is an acceptable method of accounting for acquisition of minority interests.

       US GAAP - Under SFAS No. 141, Business Combinations, the acquisition of some or all of the non-controlling interests in a subsidiary is not a business combination. However, paragraph 14 of this Statement specifies that such acquisition - whether acquired by the parent, the subsidiary itself, or another affiliate - shall be accounted for using the purchase method. Any difference between the cost of acquisition and the fair value of the minority interest acquired is recorded as Mining Right. The difference between the book value and the fair value of the net assets acquired in INMINSUR is immaterial and is not presented as a reconciliation item between Peruvian GAAP and US GAAP.

40. Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP

       Until December 31, 2005, the Company had designated Peruvian Nuevos Soles as its functional and reporting currency. Effective January 1, 2006, the functional and reporting currency of the Company is U.S. dollar for Peruvian GAAP and U.S. GAAP purposes. The methodology of translation from Nuevos Soles into U.S. dollars and the reasons supporting this change are described in note 3(f) of the consolidated financial statements.

       The following is a summary of the adjustments to net income for the years ended December 31, 2004, 2005 and 2006 and to shareholders' equity as of December 31, 2005 and 2006 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

                                                           2004        2005       2006
                                                         US$(000)    US$(000)    US$(000)

       Net Income                                         206,577     288,397     428,057
       Items increasing (decreasing) reported net
         income
       Deferred Income tax and workers' profit sharing
         arising from having a functional currency
         different from the currency used for tax              --
         purposes                                              --      (3,381)
       Other                                                  168         142          32
       Deferred Income tax and worker's profit sharing
         assets, net                                          (60)        (51)        (11)
                                                         --------    --------    --------
       Net adjustments                                        108          91       3,360
                                                         --------    --------    --------

       Net  income under  U.S. GAAP                       206,685     288,488     424,697
                                                         ========    ========    ========

       Other comprehensive income (loss)
       Investments in shares held at fair value                --         (14)         28
       Financial Investments maintained at fair value          --          --         834
       Cumulative translation adjustment                  (36,475)     19,896          --
       Gain (loss) on translation to U.S. dollar           (3,291)        432
       Fair value of derivative instruments classified
         as hedging instruments                             1,546         303          --
       Other                                                  269          --         374
                                                         --------    --------    --------

       Total comprehensive income under U.S. GAAP         168,734     309,105     425,933
                                                         ========    ========    ========

       Accumulated other comprehensive income (loss)
          under U.S. GAAP
       Investments in shares maintained at fair value          84          70          98
       Financial Investments maintained at fair value          --          --         834
       Cumulative translation loss                        (54,403)    (34,075)    (34,075)
       Cumulative unrealized loss on derivative              (303)
       instruments                                             --          --
       Other                                                  269         269         643
                                                         --------    --------    --------
       Total accumulated other comprehensive income
         under U.S. GAAP                                  (54,353)    (33,736)    (32,500)
                                                         --------    --------    --------

       Basic and diluted income per share under U.S.
         GAAP                                                1.62        2.27        3.34
                                                         ========    ========    ========

                                                                            2005         2006
                                                                          US$(000)     US$(000)
       Shareholders' equity according to the financial statements under
         Peruvian GAAP                                                     862,959     1,300,506
       Minority interest presented within equity under Peruvian GAAP       (23,416)      (91,437)
       Deferred income tax and worker's profit sharing arising from having a functional currency different from the currency used
         for tax purposes                                                       --        (3,381)
       Other                                                                  (591)         (559)
       Deferred income tax and workers' profit sharing assets, net             210           199
                                                                          --------    ----------
       Shareholders' equity according to the financial statements under
         U.S. GAAP                                                         839,162     1,205,328
                                                                          ========    ==========

      The following is a roll forward of the components of shareholders' equity under U.S. GAAP:

                                                                                       US$(000)
       Shareholders' equity under U.S. GAAP at January 1, 2004                           446,563
       Net Income in accordance with U.S. GAAP                                           206,685
       Declared and paid dividends                                                       (40,648)
       Fair value of derivative instruments classified as hedging instruments
          held by El Brocal                                                                 1,546
       Cumulative translation adjustment                                                 (36,475)
       Loss on translation to U.S. dollar                                                 (3,291)
       Other                                                                                 269
                                                                                      ----------
       Shareholders' equity under U.S. GAAP at December 31, 2004                         574,649

       Net Income in accordance with U.S. GAAP                                           288,488
       Declared and paid dividends                                                       (44,304)
       Fair value of derivative instruments classified as hedging instruments
          held by El Brocal                                                                   303
       Investments shares acquired by Subsidiary                                            (288)
       Cumulative translation adjustment                                                  19,896
       Gain on translation to U.S. dollar                                                    432
       Investments in shares held at fair value                                              (14)
                                                                                      ----------
       Shareholders' equity under U.S. GAAP at December 31, 2005                         839,162

       Net Income in accordance with U.S. GAAP                                           424,697
       Declared and paid dividends                                                       (59,767)
       Other                                                                                 374
       Financial Investments held at fair value                                              834
       Investments in shares held at fair value                                               28
                                                                                      ----------
       Shareholder's equity under U.S. GAAP at December 31, 2006                       1,205,328
                                                                                      ==========

41.    Recently Issued Accounting Pronouncements

       Income taxes
       In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", ("FIN 48") an interpretation of FASB Statement No 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings, goodwill, deferred income taxes and income taxes payable in the consolidated balance sheet. The Company is currently evaluating the impact of adopting FIN 48 on the consolidated financial position, results of operations and disclosures.

       Fair Value Measurements
       In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement" ("FAS 157"). FAS 57 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the consolidated financial position, results of operations and disclosures.

       The Fair Value Option for Financial Assets and Financial Liabilities
       In February 2007, the FASB issued FASB Statement No.159, "The Fair Value Option for Financial Assets and Financial Liabilities". FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the "fair value option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. The provisions of FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the consolidated financial position, results of operations and disclosures.

MINERA YANACOCHA S.R.L.
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005



CONTENTS                                                                                                  Page
                                                                                                          ----
Report of Independent Registered Public Accounting Firm...................................................F-48

Statements of income for each of the three years ended December 31, 2006..................................F-49

Balance sheets as of December 31, 2006 and 2005...........................................................F-50

Statements of cash flows for each of the three years ended December 31, 2006..............................F-51

Statements of changes in partners' equity for each of the three years ended December 31, 2006.............F-52

Notes to the financial statements.........................................................................F-53

PRICEWATERHOUSECOOPERS                   Dongo-Soria Gaveglio y Asociados
                                         Sociedad Civil
                                         Firma Miembro de PricewaterhouseCoopers


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 23, 2007

To the Partners and the Executive Committee of

Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheets and the related statements of income, changes in partners' equity and cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United States of America vary in certain significant respects from accounting principles generally accepted in Peru. The application of the latter would have affected the determination of net income for the three years in the period ended December 31, 2006 and the determination of partners' equity and financial position at December 31, 2006 and 2005 to the extent summarized in Note 20 to the financial statements.

/S/ DONGO-SORIA GAVEGLIO Y ASOCIADOS
------------------------------------

Countersigned by

/S/ LUIS W. MONTERO

Luis W. Montero

Peruvian Public Accountant

Registration No. 17729

                             MINERA YANACOCHA S.R.L.

                              STATEMENTS OF INCOME

                                                                    Years Ended December 31,
                                                           -----------------------------------------
                                                               2006           2005           2004
                                                           -----------    -----------    -----------
                                                                     (dollars in thousands)

Revenues ...............................................   $ 1,543,212    $ 1,490,402    $ 1,249,882
                                                           -----------    -----------    -----------

Costs and expenses
   Costs applicable to sales (exclusive of depreciation,
      depletion and amortization shown separately below)
                                                               515,883        507,806        450,825
   Depreciation, depletion and amortization ............       171,730        193,587        179,441
   Exploration and advanced projects ...................        32,254         32,884         35,236
   General and administrative ..........................         5,589          5,453          4,986
   Other expense, net (Note 3) .........................        60,790         (6,669)         6,135
                                                           -----------    -----------    -----------
                                                               786,246        733,061        676,623
                                                           -----------    -----------    -----------

Other income (expense), net
   Other income (Note 4) ...............................        19,202          4,774            860
   Interest expense, net of capitalized interest of
      $4,146, $1,390 and $2,016, respectively ..........       (12,377)        (1,234)        (2,252)
                                                           -----------    -----------    -----------
                                                                 6,825          3,540         (1,392)
                                                           -----------    -----------    -----------

Income before income taxes .............................       763,791        760,881        571,867
Income tax expense (Note 5) ............................      (238,343)      (235,407)      (181,563)
                                                           -----------    -----------    -----------
Net income .............................................   $   525,448    $   525,474    $   390,304
                                                           ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                             MINERA YANACOCHA S.R.L.

                                 BALANCE SHEETS

                                                          At December 31,
                                                      -----------------------
                                                         2006         2005
                                                      ----------   ----------
                                                        (dollars in thousands)
ASSETS
Cash and cash equivalents .........................   $  379,923   $  295,511
Accounts receivable (Note 6) ......................       29,501       20,038
Due from related parties (Note 12) ................          121          365
Inventories (Note 7) ..............................       85,018       67,958
Stockpiles and ore on leach pads (Note 8) .........       82,196       65,875
Deferred income tax assets (Note 5) ...............        8,141           --
Other current assets (Note 9) .....................       13,182       21,966
                                                      ----------   ----------
   Current assets .................................      598,082      471,713

Property, plant and mine development, net (Note 10)    1,045,357      943,263
Long-term stockpiles and ore on leach pads (Note 8)      175,317      129,189
Other long-term assets ............................        6,097        5,418
                                                      ----------   ----------
   Total assets ...................................   $1,824,853   $1,549,583
                                                      ==========   ==========

LIABILITIES
Current portion of long-term debt (Note 11) .......   $   10,345   $    3,160
Accounts payable ..................................       32,415       27,299
Due to related parties (Note 12) ..................       13,191       20,875
Workers' participation (Note 13) ..................       53,228       39,904
Income taxes payable ..............................       24,107       55,181
Other current liabilities (Note 14) ...............       92,731       48,760
                                                      ----------   ----------
   Current liabilities ............................      226,017      195,179

Long-term debt (Note 11) ..........................      189,655           --
Reclamation and remediation liabilities (Note 15) .      136,108      112,942
Deferred workers' participation (Note 13) .........       11,416       17,320
Deferred income tax liabilities (Note 5) ..........       51,235       61,282
Other long-term liabilities .......................       14,013        6,212
                                                      ----------   ----------
   Total liabilities ..............................      628,444      392,935
                                                      ----------   ----------

Commitments and contingencies (Note 19)

PARTNERS' EQUITY
Partners' contributions ...........................      208,616      208,616
Additional contributions ..........................          226          226
Restricted earnings ...............................      189,600      189,600
Retained earnings .................................      797,967      758,206
                                                      ----------   ----------
   Total partners' equity (Note 16) ...............    1,196,409    1,156,648
                                                      ----------   ----------
   Total liabilities and partners' equity .........   $1,824,853   $1,549,583
                                                      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                             MINERA YANACOCHA S.R.L.

                            STATEMENTS OF CASH FLOWS

                                                              Years Ended December 31,
                                                        -----------------------------------
                                                          2006         2005         2004
                                                        ---------    ---------    ---------
                                                               (dollars in thousands)
Operating activities:
   Net income .......................................   $ 525,448    $ 525,474    $ 390,304
   Adjustments to reconcile net income to net cash
      provided from operating activities
       Depreciation, depletion and amortization .....     171,730      193,587      179,441
       Deferred income taxes ........................     (15,263)      (9,053)     (17,932)
       Deferred workers' participation ..............      (4,944)      (3,886)      (2,433)
       Accretion of reclamation obligations .........       7,918        7,059        6,025
       Other operating adjustments ..................       3,310      (12,381)         657
   (Increase) decrease in operating assets:
       Inventories, stockpiles and ore on leach pads      (73,261)     (45,398)      14,212
       Other assets .................................      (1,445)      (8,079)        (601)
   Increase (decrease) in operating liabilities:
       Accounts payable and other accrued liabilities      31,821       24,803      (19,286)
       Reclamation liabilities ......................      (8,133)      (6,721)      (5,386)
                                                        ---------    ---------    ---------
Net cash provided from operations ...................     637,181      665,405      545,001
                                                        ---------    ---------    ---------

Investing activities:
   Additions to property, plant and mine development     (269,293)    (225,846)    (231,378)
   Proceeds from sale of assets .....................         935        2,289        3,152
                                                        ---------    ---------    ---------
Net cash used in investing activities ...............    (268,358)    (223,557)    (228,226)
                                                        ---------    ---------    ---------

Financing activities:
   Proceeds from debt, net ..........................     198,785           --       65,500
   Repayments of debt ...............................      (3,160)     (34,157)     (95,540)
   Distributions to partners ........................    (480,000)    (180,000)    (280,000)
   Change in restricted cash ........................         (36)      (1,978)      16,672
                                                        ---------    ---------    ---------
Net cash used in financing activities ...............    (284,411)    (216,135)    (293,368)
                                                        ---------    ---------    ---------
Net change in cash and cash equivalents .............      84,412      225,713       23,407
Cash and cash equivalents at beginning of the year ..     295,511       69,798       46,391
                                                        ---------    ---------    ---------
Cash and cash equivalents at end of the year ........   $ 379,923    $ 295,511    $  69,798
                                                        =========    =========    =========


See Note 17 for supplemental cash flow information.

   The accompanying notes are an integral part of these financial statements.

                             MINERA YANACOCHA S.R.L.

                    STATEMENTS OF CHANGES IN PARTNERS' EQUITY

                                                                                                            Total
                                         Partners'      Additional      Restricted       Retained         partners'
                                       contributions   contributions     earnings        earnings          equity
                                       -------------   -------------   -------------   -------------    -------------
                                                                 (dollars in thousands)
Balance at January 1, 2004.........$         208,616   $         226   $     189,600   $     302,428    $     700,870
   Distributions of profits
      to the partners ..............              --              --              --        (280,000)        (280,000)
   Net income ......................              --              --              --         390,304          390,304
                                       -------------   -------------   -------------   -------------    -------------
Balance at December 31, 2004
                                       $     208,616   $         226   $     189,600   $     412,732    $     811,174
   Distributions of profits
    to the partners ................              --              --              --        (180,000)        (180,000)
   Net income ......................              --              --              --         525,474          525,474
                                       -------------   -------------   -------------   -------------    -------------
Balance at December 31, 2005
                                       $     208,616   $         226   $     189,600   $     758,206    $   1,156,648
 Cumulative effect of
    adjustment referred to
    stripping costs (Note 2) .......              --              --              --          (5,687)          (5,687)
 Distributions of profits to
    the partners ...................              --              --              --        (480,000)        (480,000)
   Net income ......................              --              --              --         525,448          525,448
                                       -------------   -------------   -------------   -------------    -------------
Balance at December 31, 2006
                                       $     208,616   $         226   $     189,600   $     797,967    $   1,196,409
                                       =============   =============   =============   =============    =============

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1.    BUSINESS ACTIVITIES

Minera Yanacocha S.R.L. (the "Company"), formerly Minera Yanacocha S.A., was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is engaged in the production of and exploration for gold under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma").

The Company is owned 51.35% by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation ("Newmont"), 43.65% owned by Compania Minera Condesa S.A., which is 100% owned by Compania de Minas Buenaventura S.A.A. ("Buenaventura") and 5% owned by the International Finance Corporation.

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

Located in the Cajamarca province of Peru, the Company's operation consists of five separate open pit mines: the Carachugo, Maqui Maqui, Cerro Yanacocha, San Jose and La Quinua mines. Reclamation and/or backfilling activities in the mining areas of Carachugo, San Jose and Maqui Maqui are currently underway. Cerro Yanacocha and La Quinua are still active pits. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching cyanidation, followed by Merrill-Crowe zinc precipitation and smelting where a final dore product is poured. The dore is then shipped offsite for refining and is sold in worldwide gold markets.

Proven and probable reserves contained approximately 29.3 million (unaudited) and 32.6 million (unaudited) ounces of gold at December 31, 2006 and 2005, respectively and 3.2 billion (unaudited) pounds of copper at December 31, 2006 and 2005.

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayco. The Conga project has proven and probable reserves of
11.8 million (unaudited) ounces of gold and 3.2 billion (unaudited) pounds of copper at December 31, 2006 and December 31, 2005, and is included in the total Company proven and provable reserves described above.

During 2006, 2005 and 2004, the Company sold 2.57 million, 3.33 million and 3.04 million ounces of gold, respectively.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flow and profitability of the Company's operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

2.    SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the Company's financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; write-downs of inventory to net realizable value; employee benefit liabilities; valuation allowances for deferred tax assets; workers' participation; and reserves for contingencies and litigation. The Company bases its estimates on the Company's historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Currency

The financial statements are stated in U.S. dollars, the Company's functional currency, as most of its transactions are traded, collected and paid in such currency. All amounts are rounded to the nearest thousand ($000) unless otherwise stated. Transactions in other currencies are recorded in U.S. dollars based on exchange rates prevailing at the time of such transactions. Monetary assets and liabilities denominated in other currencies are translated into the U.S. dollar at exchange rates prevailing at the balance sheet dates, and any resulting gains or losses are reflected in current earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and deposits in banks with an original maturity of three months or less. Because of the short maturity of these balances, the carrying amounts approximate their fair value.

Stockpiles, Ore on Leach Pads and Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories resulting from net realizable value impairments are reported as a component of Costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long-term. The major classifications are as follows:

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

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

Ore on Leach Pads

The recovery of gold from certain gold oxide ores is achieved through heap leaching. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, the leach pads recover approximately 50% to 95% of the ultimate recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

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

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

Materials and Supplies

Materials and supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight.

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

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on the estimated recoverable ounces or pounds mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body.

Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable ounces mined from proven and probable reserves. To the extent that these costs benefit the entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Interest costs allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Mineral Interests

Mineral interests are recorded at fair value at the time of acquisition, in Property, plant and mine development, and represent mineral use rights regardless of whether the Company owns the related surface rights ("mining concessions"). The Company's mineral interests represent mineral use rights related to production, development or exploration stage properties, and the value of such mineral interests is primarily driven by the nature and amount of mineralized content believed to be contained in such properties. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material consisting of (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above. The Company's mining concessions are enforceable regardless of whether proven and probable reserves have been established. In addition, these mining concessions provide for both the right to explore and exploit. However, the Company must first obtain the respective exploration and exploitation permits, which are generally granted in due course. The Company may retain mining concessions indefinitely by paying annual fees and, during exploitation, complying with production obligations or paying assessed fines. Mining concessions are freely assignable or transferable.

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total of the assets estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term "recoverable minerals" refers to the estimated amount of gold and other minerals that will be obtained after taking into account losses during ore processing and treatment. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. The Company's estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

Revenue Recognition

Revenue is recognized from a sale when the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured. Revenues from silver sales are credited to Costs applicable to sales as a by-product credit.

Reclamation and Remediation Costs (Asset Retirement Obligations)

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation or abandonment costs. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at each mine site in accordance with FAS No. 143, "Accounting for Asset Retirement Obligations."

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

Stripping Costs

Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. Capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

On January 1, 2006 the Company adopted Emerging Issues Task Force Issue No. 04-06 ("EITF 04-06"), "Accounting for Stripping Costs Incurred during Production in the Mining Industry." The guidance required application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The cumulative effect adjustment reduced opening retained earnings by $5.7 million, reduced property, plant and mine development, net by $11.3 million, increased ore on leach pads by $1.3 million, and decreased deferred income tax liabilities by $
3.3 million and workers' participation liabilities by $1.0 million. Adoption of EITF 04-06 had no impact on the Company's cash position or net cash from operations.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the 2006 presentation. The significant items include Proceeds from sale of assets that were reclassified from the operating to the investing section in the cash flow statement as well as reclassifying prepaid assets previously recorded as Accounts receivable to Other current assets in the Balance Sheet.

Recently Issued Accounting Pronouncements

Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings, deferred income taxes and income taxes payable in the Balance Sheets. The Company is currently evaluating the impact of FIN 48 on the Company's financial position, results of operations and disclosures.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's financial position, results of operations, cash flows and disclosures.

3.       OTHER EXPENSE, NET

                                                  Years Ended December 31,
                                          --------------------------------------
                                              2006         2005          2004
                                          ----------   ----------    ----------
Negotiated payment .....................  $   21,839   $       --    $       --
Workers' participation reserve (Note 13)      14,900           --            --
La Quinua leach pad repair .............       9,911           --            --
Mercury spill (Note 19) ................       5,110           --            --
Tax Contingencies ......................       2,536           --            --
Reclamation and remediation ............       1,741      (10,766)       (8,746)
Write-down of long-lived assets ........       1,514           --         4,201
Other ..................................       3,239        4,097        10,680
                                          ----------   ----------    ----------
                                          $   60,790   $   (6,669)   $    6,135
                                          ==========   ==========    ==========

Negotiated payment

Mining companies represented by the Sociedad Nacional de Mineria, Petroleo y Energia (SNMPE) agreed to a mining payment equivalent to 3.75% of net income after taxes. The funds will be managed by a trust fund or association designated by the Company. The trust fund or association can be established by the Company. The mining companies are contributing these funds to participate in the government efforts to eradicate poverty in Peru in the current favorable economic environment.

The Peruvian Government issued on December 21, 2006 a law (Supreme Decree N(degree)071-2006-EM) that regulates the conditions in which the negotiated payment will be paid by Peruvian mining companies. The payment amounts to 3.75% of Peruvian net income after income tax (2.75% to be paid to a local mining fund and 1% to be paid to a regional mining fund), and is payable for 2006 and the following four years depending on the price of gold.

The Company will be released from paying the negotiated payment if the Company has to undertake major obligations arising from new taxes or from the modification of those existing and specifically imposed taxes related to mining activities; or if the gold price decreases below the average price for the prior year set by the London Bullion Market Association (LBMA). The negotiated payment will recommence if prices subsequently rise above the reference price.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

4.       OTHER INCOME, NET

                                              Years Ended December 31,
                                       ---------------------------------------
                                           2006         2005          2004
                                        ----------   ----------    ----------
Interest income .....................   $   16,127   $    4,472           758
Gain (loss) on sale of assets .......          237           46          (566)
Foreign currency exchange gain (loss)          206         (159)           --
Other ...............................        2,632          415           668
                                        ----------   ----------    ----------
                                        $   19,202   $    4,774           860
                                        ==========   ==========    ==========

5.    INCOME TAXES

Tax Stabilization Agreements

The Company has entered into the following tax stability agreements, each with a term of 15 years:

                                          Date of the           Tax regimes
Mine                  Effective           tax agreement         in force
------------------    ---------------     ------------------    ----------------
Carachugo/San Jose    January 1, 1995     May 19, 1994          October 29, 1999
Maqui Maqui           January 1, 1997     September 12, 1994    May 6, 1994
Cerro Yanacocha       January 1, 2000     September 16, 1998    May 22, 1997
La Quinua             January 1, 2004     August 25, 2003       August 25, 2003

These agreements guarantee the Company's use of the tax regimes shown in the table above and permit maintenance of its accounting records in U.S. dollars.

The Company has determined the taxable income according to its understanding, and that of its legal advisors, of the applicable tax legislation. This legislation requires adding to and deducting from accounting income as determined in the financial statements, those items that the referred legislation recognizes as taxable and non-taxable, respectively.

For the years ended December 31, 2006, 2005 and 2004 the income tax rate was 30% except for the La Quinua mine for which a 29% income tax rate applied.

Reinvestment of Earnings

Pursuant to Supreme Decree N(0)027-98-EF, mining companies can obtain a tax benefit ("Investment Credit") by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company's productivity ("Reinvestment Program"). Investment Credits, based on 80% of amounts reinvested, are obtained by application to and approval by the Ministry of Energy and Mines ("MEM").

On March 4, 2003, the Company received a resolution from the MEM dated February 28, 2003, in which it approved the reinvestment program for the years from 2002 to 2004 for an amount of $189.6 million.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

The Company received a subsequent resolution from the MEM dated June 27, 2003, with the following rulings: a) amended the years to be included in the reinvestment program (from 2001 to 2004) and b) confirmed that the investment that would be part of the program between 2002 and 2004 amounts to $189.6 million.

The Company transferred from retained earnings to restricted earnings $189.6 million according with the above reinvestment program in prior years. The reinvestment tax credit reduced current income tax expense by $7.1 million in 2004.

Undistributed earnings associated with these investment credits are presented as restricted earnings as of December 31, 2006 and 2005.

On December 26, 2006, the Company received the resolution from the MEM approving the reinvestment program for the periods 2001 to 2004. According to the law, the Company should capitalize this amount in 2007.

Peruvian Income Tax and Workers Participation

The current income tax and workers participation expense (Note 13) was determined as follows:


                                                                        Years Ended December 31,
                                                              --------------------------------------
                                                                 2006          2005          2004
                                                              ----------    ----------    ----------
Income before workers' participation and income tax
   in accordance with Peruvian GAAP .......................   $  893,027    $  852,316    $  659,662
                                                              ----------    ----------    ----------
Plus:
   Reclamation liability ..................................       19,823         3,374         3,134
   Non-deductible expenses ................................       52,419        18,495        13,760
   Income tax recorded as other expenses ..................       21,354        14,983        20,318
   Provision for obsolescence of inventories ..............        1,148           352         1,392
   Other ..................................................        1,615         3,862         4,469
                                                                  96,359        41,066        43,073
                                                              ----------    ----------    ----------
Less:
   Depreciation of mine development and mineral
      interests ...........................................      (30,980)      (19,487)      (22,118)
   Depreciation straight line .............................           --        (7,778)           --
   Reclamation (environmental) expense ....................       (8,133)       (6,721)       (5,386)
   Other ..................................................           --            --        (2,016)
                                                              ----------    ----------    ----------
                                                                 (39,113)      (33,986)      (29,520)
Base to calculate the workers' profit sharing .............      950,273       859,396       673,215
Workers' participation (8%) ...............................      (76,022)      (68,752)      (53,857)
                                                              ----------    ----------    ----------
Taxable income............................................$      874,251    $  790,644    $  619,358
                                                              ==========    ==========    ==========

Income tax (30%) ..........................................   $  262,275    $  237,193    $  185,807
Credit for charitable donations ...........................       (1,553)       (1,767)       (1,260)
Adjustment due to the income tax rate applicable to
   La Quinua ..............................................       (4,240)       (3,931)       (3,098)
                                                              ----------    ----------    ----------
Current income tax........................................$      256,482    $  231,495    $  181,449
                                                              ==========    ==========    ==========

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

Income tax - Reconciliation from Peru Tax Return to U.S. GAAP and Tax Balance Sheets

The Company's income tax provision consisted of the following:

                                                Years Ended December 31,
                                     ------------------------------------------
                                         2006           2005           2004
                                     -----------    -----------    -----------
Current Peru tax return ..........   $   256,482    $   231,495    $   181,449
Income tax prior years adjustments        (2,876)        12,965         18,046
                                     -----------    -----------    -----------
Current U.S. GAAP ................       253,606        244,460        199,495
Deferred .........................       (15,263)        (9,053)       (17,932)
                                     -----------    -----------    -----------
Income tax expense ...............   $   238,343    $   235,407    $   181,563
                                     ===========    ===========    ===========

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30% to pre-tax income as a result of the following:


                                                       Years Ended December 31,
                                             --------------------------------------------
                                                2006            2005            2004
                                             -----------     -----------     -----------
Income before tax provision ..............   $   763,791     $   760,881     $   571,867
Peruvian statutory rate ..................            30%             30%             30%
Income tax at statutory rate .............       229,137         228,264         171,560
Investment credit ........................            --              --          (7,104)
Income tax recognized through refilling of
   tax returns ...........................            --           5,255           8,993
Difference due to the income tax rate of
   La Quinua .............................        (4,240)         (3,931)         (3,098)
Income tax from tax disputes .............           230             894           5,394
Negotiated payment .......................         6,551              --              --
                                             -----------     -----------     -----------
Donations ................................         3,728           3,311           2,361
                                             -----------     -----------     -----------
Other (non-deductible expense and tax
   credits) ..............................         2,937           1.614           3,457
                                             -----------     -----------     -----------
Total income tax expense .................   $   238,343     $   235,407     $   181,563
                                             ===========     ===========     ===========

Components of deferred income tax liabilities and assets were as follows:

                                                          At December 31,
                                                     --------------------------
                                                         2006          2005
                                                     -----------   -----------
Deferred tax liabilities
Property, plant and mine development costs .......   $    86,623   $    84,309
Inventories ......................................        11,736         7,719
Debt issuance costs ..............................           384           169
Other ............................................           278          (752)
                                                     -----------   -----------
                                                          99,021        91,445
                                                     ===========   ===========

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

                                                          At December 31,
                                                     --------------------------
                                                         2006           2005
                                                     -----------    -----------
Deferred tax assets
Reclamation and remediation costs ................       (32,515)       (24,418)
Accounts receivable ..............................       (10,099)            --
Accounts payable and accrued expenses ............        (6,246)            --
Deferred workers' participation ..................        (3,425)        (5,196)
Accrued liabilities ..............................        (3,503)            --
Other ............................................          (139)          (160)
                                                     -----------    -----------
                                                          55,927         29,774
                                                     -----------    -----------
Net deferred tax liability .......................   $    43,094    $    61,671
                                                     ===========    ===========

Current deferred tax asset .......................   $     8,141    $        --
Less:
   Current deferred tax liabilities ..............            --            389
   Non-current deferred tax liabilities ..........        51,235         61,282
                                                     -----------    -----------
Net deferred tax liability .......................   $    43,094    $    61,671
                                                     ===========    ===========

6.    ACCOUNTS RECEIVABLE

                                                            At December 31,
                                                     --------------------------
                                                         2006          2005
                                                     -----------   -----------
Value added tax credit ...........................   $    25,923   $    16,530
Employee receivables .............................           502         1,784
Other ............................................         3,076         1,724
                                                     -----------   -----------
                                                     -----------   -----------
                                                     $    29,501   $    20,038
                                                     ===========   ===========

7.       INVENTORIES

                                                            At December 31,
                                                     --------------------------
                                                         2006          2005
                                                     -----------   -----------
In-process .......................................   $    12,258   $    14,924
Precious metals ..................................        15,651         1,407
Materials and supplies ...........................        57,109        51,627
                                                     -----------   -----------
                                                     $    85,018   $    67,958
                                                     ===========   ===========

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

8.    STOCKPILES AND ORE ON LEACH PADS

                                                            At December 31,
                                                     --------------------------
                                                         2006          2005
                                                     -----------   -----------
Current:
   Stockpiles ....................................   $     5,097   $        --
   Ore on leach pads .............................        77,099        65,875
                                                     -----------   -----------
                                                     $    82,196   $    65,875
                                                     ===========   ===========
Long-term:
   Stockpiles ....................................   $        --   $     5,744
   Ore on leach pads .............................       175,317       123,445
                                                     -----------   -----------
                                                     $   175,317   $   129,189
                                                     ===========   ===========

9.    OTHER CURRENT ASSETS

                                                            At December 31,
                                                     -------------------------
                                                         2006          2005
                                                     -----------   -----------
Claims for tax refunds ...........................   $     2,821   $     6,876
Prepayments to supplies and contractors ..........         2,001         7,364
Restricted cash ..................................         2,014         1,978
Prepaid expenses and other .......................         6,346         5,748
                                                     -----------   -----------
                                                     $    13,182   $    21,966
                                                     ===========   ===========

1

10.   PROPERTY, PLANT AND MINE DEVELOPMENT

                                           At December 31, 2006                       At December 31, 2005
                                  ----------------------------------------   ---------------------------------------
                                                 Accumulated                                Accumulated
                                                Depreciation                               Depreciation
                                                Depletion and    Net Book                  Depletion and    Net Book
                                     Cost       Amortization       Value        Cost       Amortization      Value
                                  ----------    -------------    ---------   ----------    -------------    --------
Land ..........................       27,358               --       27,358       22,233               --      22,233
Buildings and
   equipment ..................    1,513,164         (986,335)     526,829    1,430,284         (845,977)    584,307
Mine development ..............      324,912         (120,144)     204,768      290,785         (106,667)    184,118
Mineral interests .............       45,680           (4,894)      40,786       34,160           (3,907)     30,253
Asset retirement cost .........      115,447          (60,957)      54,490       94,705          (49,052)     45,653
Construction-in-progress ......      191,126               --      191,126       76,699               --      76,699
                                  ----------    -------------    ---------   ----------    -------------    --------
                                   2,217,687       (1,172,330)   1,045,357    1,948,866       (1,005,603)    943,263
                                  ==========    =============    =========   ==========    =============    ========

Leased assets
 included above in
 property, plant
 and mine
 development ..................        4,672           (4,672)          --       30,193          (27,680)      2,513
                                  ==========    =============    =========   ==========    =============    ========

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

                                                                          Estimated Useful Lives of    Years
                                                                          -------------------------   --------
Buildings and equipment ...............................................   Buildings                   12 to 25
                                                                          Leach pads                      5
                                                                          Equipment                       7
                                                                          All remaining assets            5
Mine development ......................................................   UOP.based on grams mined    8 to 21
Mineral interests .....................................................   UOP.for producing property     12
Asset retirement cost .................................................   Related asset               5 to 15
Leased assets included above in property,
   plant and mine development .........................................                                   5


                                 At December 31, 2006                At December 31, 2005
                          ----------------------------------   ----------------------------------
  .....................    Gross                       Net      Gross                       Net
  .....................   Carrying   Accumulated      Book     Carrying   Accumulated      Book
  .....................    Value     Amortization     Value     Value     Amortization     Value
                          --------   ------------    -------   --------   ------------    -------

Mineral interests:
Production stage ......   $  8,551   $     (4,535)   $ 4,016   $  8,432   $     (3,548)   $ 4,884
Development stage .....     20,298           (174)    20,124     20,297           (174)    20,123
Exploration stage .....     16,831           (185)    16,646      5,431           (185)     5,246
                          --------   ------------    -------   --------   ------------    -------
Total .................   $ 45,680   $     (4,894)   $40,786   $ 34,160   $     (3,907)   $30,253
                          ========   ============    =======   ========   ============    =======


In October 2006, at the termination of the leasing agreements with Newmont Peru Limited, the Company executed the related purchase option for $2.6 million. The equipment purchased under the option will be depreciated over 3 years.

11.      DEBT

                                                            At December 31,
                                                        ----------------------
                                                           2006         2005
                                                        ---------    ---------
Credit facility .....................................   $ 100,000    $      --
Bonds
    Floating rate ...................................      42,000           --
    Fixed rate ......................................      58,000           --
Newmont Peru SRL ....................................          --        2,850
Other ...............................................          --          310
                                                        ---------    ---------
                                                          200,000        3,160
Less current portion ................................     (10,345)      (3,160)
                                                        ---------    ---------
                                                        $ 189,655    $      --
                                                        =========    =========


Scheduled minimum debt repayments are $10,345 in 2007, $13,793 in 2008, $13,793 in 2009, $21,793 in 2010, $29,793 in 2011, and $110,483 thereafter.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

Credit Facility

During 2006, the Company entered into an uncollateralized $100 million bank financing with a syndicate of Peruvian commercial banks. Quarterly repayments of $3.4 million will begin in May 2007 with final maturity May 2014. Borrowings under the facility bear interest at a rate of LIBOR plus 1.875%.

Bonds

During 2006, the Company issued $100 million of bonds into the Peruvian capital markets under a $200 million bond program. The issuance is comprised of $42 million of floating interest rate bonds bearing interest at a rate of LIBOR plus 1.4375% and $58 million of fixed rate bonds bearing an annual interest of 7.0%. Quarterly repayments of $4 million will begin in July 2010 for six years. The bonds are uncollateralized.

Newmont Peru SRL

In October 2001, the Company entered into an agreement with Newmont Peru SRL (100% indirectly owned subsidiary of Newmont) for the lease of haulage and drilling equipment, with a purchase option for all or part of the leased equipment. The lease expired in October 2006 and the purchase option was exercised for $2.6 million.

Compliance with Covenants

The financing agreements oblige the Company to comply with financial covenants related to the debt coverage ratios, the Company's ability to incur additional indebtedness and distributions of earnings to the partners. As of December 31, 2006 the Company was in compliance with these covenants.

12.      DUE TO/FROM RELATED PARTIES

The Company has the following receivables and liabilities to related parties:

                                                 At December 31,
                                               -----------------
                                                 2006      2005
                                               -------   -------
Due from related parties
Newmont Peru SRL ...........................   $   114   $   357
Empresa Minera Inti Raymi SA ...............         7         8
                                               -------   -------
                                               $   121   $   365
                                               =======   =======
Due to related parties
S.M.R.L. Chaupiloma Dos de Cajamarca .......   $ 8,802   $15,247

Buenaventura Ingenieros S.A ................       593        77

Consorcio Energetico Huancavelica S.A ......       323       323

Newmont Peru SRL ...........................     2,285     4,049

Newmont SF Chile ...........................        14        11

Newmont Mining Corporation of Canada Limited        32        36

Newmont Technologies Limited ...............       228       514

Newmont USA ................................       914       618
                                               -------   -------
                                               $13,191   $20,875
                                               =======   =======

Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliated companies. The corresponding charges totaled $40 million, $45.7 million and $36.1 million in 2006, 2005 and 2004, respectively.

As described in Note 1, the Company pays Chaupiloma a 3% royalty on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $48.5 million, $45.6 million and $37.9 million in 2006, 2005 and 2004, respectively and is included in Costs applicable to sales.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


13.      WORKERS' PARTICIPATION

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

In 2006, 2005 and 2004, the current portion of workers' profit sharing amounted to $76.0 million, $68.8 million and $53.9, respectively, which was included in Costs applicable to sales.

Peruvian law limits  payments of annual profit  sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N(degree)009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitacion Laboral y de Promocion del Empleo - FONDOEMPLEO. Law 28464 published in January 2005, which modified art.3 of Law Decree 892, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be applied to training of employees and construction of public facilities. Supreme Decree N(degree) 002-2005-TR, published in May 6, 2005, establishes a limit of 2,200 UIT (inflation measurement unit, equivalent to $2.3 million as of December 31, 2006) in the contributions to FONDOEMPLEO indicating that the difference goes to the Regional Government.

The Company made payments to  FONDOEMPLEO  and Regional  Government in 2006 of $
2.3 million and $17.5 million, respectively, in 2005 made payments of $2.2 million and $12.8 million, respectively, and in 2004 made payments of $13.2 million to FONDOEMPLEO..

In 1998, the Peruvian Government issued additional regulations regarding the calculation of the workers participation, which limited to 18 monthly salaries the total amount each employee is entitled to. However, there is a difference between the Law and its regulations. The law establishes that the 18 months limit should be based upon 18 times the remuneration earned by the employee in December of the respective year. However the regulation established an average approach for the calculation, by means of which, the total of the compensation earned by the employee during the year divided by the number of months worked provides the monthly salary cap on which the limit of 18 salaries is then calculated (including any bonus paid).

The Company followed the criteria established by the Law in determining the amount to be paid to its employees since 1998. As of December 31, 2006, the Company recorded a charge of $14.9 million, included in Other expense, net, to cover any payment derived from the different criteria established to make these payments by both the law and the regulation.

14.      OTHER CURRENT LIABILITIES

                                          At December 31,
                                         -----------------
                                           2006     2005
                                         -------   -------
Operating costs ......................   $34,224   $14,073
Negotiated payment (Note3) ...........    21,839        --
Capital projects .....................    21,265    18,971
Payroll and other benefits ...........     4,773     4,279
Reclamation and remediation (Note 15)      4,724     5,623
Interest payable .....................     2,101        96
Taxes other than income tax ..........     1,917     3,994
Withholding income tax ...............     1,888     1,335
Deferred income tax liability (Note 5)        --       389
                                         -------   -------
                                         $92,731   $48,760
                                         =======   =======

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


Operating costs

As of December 31, 2006, operating costs accruals included the following: i) the estimated cost for the repair of La Quinua leach pad of $9.9 million, ii) construction of the road Otuzco-Combayo of $1.2 million as part of the agreement signed with the community, iii) indemnification of the communities involved in the damage by fire of treatment water pipes occurred in the canals of Encajon, Collotan, and Ouishuar of $4.0 million, and iv) $9.5 million related to contractors working on operating activities.

15.      RECLAMATION AND REMEDIATION (ASSET RETIREMENT OBLIGATIONS)

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

The following is a reconciliation of the total liability for reclamation and remediation:

Balance December 31, 2004 ......................   $ 107,031
   Additions, change in estimates and other, net      11,196
   Liabilities settled .........................      (6,721)
   Accretion expense ...........................       7,059
                                                   ---------
Balance December 31, 2005 ......................     118,565
   Additions, change in estimates and other, net      22,482
   Liabilities settled .........................      (8,133)
   Accretion expense ...........................       7,918
                                                   ---------
Balance December 31, 2006 ......................   $ 140,832
                                                   =========

The current portion of Reclamation and remediation liabilities of $4.7 million and $5.6 million at December 31, 2006 and 2005, respectively, are included in Other current liabilities.

Increases in the asset retirement obligation in 2006 and 2005 relate primarily to the expanded mining operations and new facilities at Yanacocha and La Quinua and the related projected remediation and reclamation costs for this expansion.

16.      PARTNERS' EQUITY

Partners' Contributions

Partners' contributions represent 714,960,104 common partnership interests with a par value of one Peruvian Nuevo sol each, fully subscribed and paid. Such partnership interest includes 402,880,019 that are owned by foreign investors.

On December 31, 2001, the partners approved the capitalization of $206.5 million
(equivalent   to   S/.710,360,000)   from   restricted   earnings  to  partners'
contributions related to the 1998 and 1999 Reinvestment Programs (Note 5).

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


Under current Peruvian regulations, there is no restriction on remittance of dividends or repatriation of foreign investment, except as discussed in sections below.

The legal structure of the Company is that of a Limited Liability Partnership. The main characteristics of such structure are: (i) the number of partners cannot exceed 20, (ii) the capital is represented by partnership interests, and
(iii) there is no obligation to create a legal reserve.

Restricted Earnings

As explained in Note 5, $189.6 million of earnings were restricted as a result of the application of the 2001 to 2004 Reinvestment Program.

Retained Earnings

Effective January 1, 2003, distribution of earnings for partners other than legal entities domiciled in Peru are subject to a withholding tax of 4.1%.

17.      SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided from operations included the following cash payments:

                                                Years Ended December 31,
                                            -------------------------------
                                              2006       2005        2004
                                            --------   --------   ---------
Income taxes paid .......................   $277,993   $234,667   $232,018
Interest paid net of capitalized interest   $  9,873   $    891   $  1,598

18.      MAJOR CUSTOMERS AND EXPORT SALES

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide. In 2006, sales to one customer accounted for $1.29 billion which represents 81% of total annual sales. In 2005, sales to one customer accounted for $1.47 billion which represented 99% of total annual sales. In 2004, sales to two customers accounted for $860 million and 349.4 million which represented 97% of total annual sales. All gold sales were made outside of Peru.

19.      COMMITMENTS AND CONTINGENCIES

Tax contingencies

As is customary, the tax returns of the Company are subject to review by the various Peruvian taxing authorities. At present, the income tax authorities have reviewed the Company's tax filings up to year 2003. In connection with this review, the tax authorities have identified certain adjustments with which the Company and its advisors do not agree. In the third quarter of 2006 and the fourth quarter of 2004, payments of $7.6 million and $11.5 million, respectively, were made to the tax authorities principally to avoid the accruing of interest and penalties on the proposed adjustments that are related to the timing of the deductions. Other matters in dispute also relate to the timing of certain income tax deductions. The Company has accrued a liability for financial reporting purposes in an amount that represents the Company's best judgment concerning the amount that is required to be included in its income tax expense as a result of the current tax review. In the opinion of management, the resolution of the income tax controversy will not have a material impact on the financial condition or liquidity of the Company.

Peruvian Mining Royalty

During the second quarter of 2004, the government of Peru enacted legislation to establish a sliding scale mining royalty of up to 3% based on the volume of mine production. The royalty is calculated on revenue from sales of product less certain refining and transportation expenses. While the Peruvian royalty became effective during the second quarter of 2004, it does not apply to those projects that had stabilization agreements prior to the adoption of the royalty law. The Company's current production is derived from projects that were stabilized prior to the enactment of the royalty legislation. Future production from non-stabilized projects could be burdened by this royalty.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

Reinvestment program

As of June 30, 2004, the Company completed all of its investments under the Reinvestment Program from 2001 to 2004. As of December 31, 2006, after completing the MEM's audit the Company received their resolution of approval.

Unitization of Properties

In December 2000, as a result of the unitization plan carried out by partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

o The Company must pay to Chaupiloma, S.M. Coshuro R.L. and Buenaventura, 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions. These properties are currently under exploration, except for a lime concession.

o The Company must pay to Los Tapados S.A. 3% on quarterly net sales proceeds of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. The properties are currently not being exploited by the Company.

Legal Proceedings

Choropampa (mercury spill)

In June 2000, a transport contractor of the Company spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the mine. Elemental mercury is a by-product of gold mining. After the spill, a comprehensive health and environmental remediation program was undertaken by the Company. In August 2000, the Company under protest paid a fine of S/.1,740,000 Peruvian Nuevos Soles (approximately $0.5 million) to the Peruvian Government (MEM). The Company entered into settlement agreements with a number of individuals impacted by the incident. In addition, it has entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident. The Company, related companies and other defendants were named in a lawsuit by over 1,100 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Court of the State of Colorado. This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. In February 2005, the Company responded to the complaint in the Denver District Court of the State of Colorado. The parties in these cases have agreed to submit these matters to binding arbitration.

In May 2002, additional lawsuits related to the Choropampa incident were filed against the Company in two of the local courts of Cajamarca in Peru by over 900 Peruvian citizens. Such lawsuits seek the payment of $229.4 million and S/.1,245,000 Peruvian Nuevos Soles. As of December 31, 2006, the Company has entered into settlement agreements with approximately 40% of the plaintiffs for amounts considerably lower than those initially claimed in their lawsuits, significantly reducing the contingency that these lawsuits created.

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

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


As of December 31, 2006, the Company has spent approximately $27.7 million, which has been offset by approximately $12.8 million of insurance proceeds, on public works, remediation efforts, personal compensation and compensation to the communities as well as fines, attorneys' fees and other related costs and expenditures. The Company cannot predict the amount of additional expenditures related to this matter or the result of any of these lawsuits.

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

Hacienda Los Negritos

On October 21, 2002, the Company was sued by Grimaldina Malpica Rojas,  seeking:
(i) the repossession of the "Los Negritos" property, which is currently held and utilized by the Company, and (ii) a payment for damages of up to $65 million.

The Company has opposed the lawsuit and all its terms, requesting that her registration of the property in the Public Registry of Cajamarca be declared void. The legal proceeding is currently pending resolution in Cajamarca's court of first instance. The Company believes that the plaintiff's claim is without merit.

Banos del Inca

On September 11, 2006 the Municipality of Banos del Inca issued a declaration designating an area that includes the Carachugo Expansion and San Jose Projects as reserved and protected areas. Based on previous experience and actions taken by the Constitutional Tribunal (Peru Court of Last instance for Constitutional issues) in respect of Cerro Quilish in which it was ruled that such declaration did not affect the Company's mining rights, the Company believes that Banos del Inca's declaration, should not impact the Company's legal rights to exploit these concessions.

Other contingencies - Cerro Quilish

The Company was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit. Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. The Company challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. The Peruvian Constitutional Tribunal heard the case in early 2003 and ruled on April 7, 2003. The ruling established that the Company's rights were not impacted by the ordinance; that the Company would complete a full environmental impact study prior to initiating any development at Cerro Quilish; and, adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. In July 2004, the Company received a drilling permit and commenced exploration activities on the Cerro Quilish deposit. During September 2004, individuals from the Cajamarca region conducted a sustained blockade of the road between the City of Cajamarca and the mine site, in protest of these exploration activities. The Company suspended all drilling activities at Cerro Quilish and the blockade was resolved. In November 2004, in recognition of the communities' concerns, the Company requested and received the revocation of its Cerro Quilish drilling permit. In this regard, the Company has been working on re-establishing its "social license to operate" with the purpose of improving its relationship with the community of Cajamarca.

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


20. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND PERUVIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), which differ in certain respects from principles generally accepted in Peru (Peruvian
GAAP). Such differences involve certain methods of measuring the amounts shown in the financial statements, as well as additional disclosures required. The effects of these measurement differences are reflected in the reconciliation below and principally relate to items discussed in the following paragraphs:

i) Fixed assets

There are certain differences in the accounting treatment and related disclosure of fixed assets under U.S. GAAP as compared to Peruvian GAAP. These differences include the types of costs capitalized and depreciation and amortization periods and are summarized as follows:

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

(b) Under U.S. GAAP mine development costs are capitalized as tangible assets and amortized using the units-of-production method. For Peruvian GAAP mine development costs are capitalized as intangibles and amortized using the units-of-production method.

(c) The Company in 2006 changed its depreciation policy under Peruvian GAAP related to its leach pads from the UOP method based on grams of gold mined to the straight line method based on an estimated useful life of five years. The effect of this accounting change amounting to $27.9 million was affected to retained earnings under Peruvian GAAP

ii) Deferred income tax

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

iii) Deferred workers' participation

Under U.S. GAAP, the Company recognizes a liability for temporary differences between book and tax income relating to workers profit sharing, similar to that recognized relating to income taxes which is classified as a component of costs applicable to sales.

Under Peruvian GAAP, workers share in the profits of Yanacocha corresponds to 8% of taxable income. Assets and/or liabilities for temporary differences relating to profit sharing are recognized; therefore, the profit sharing items included in the reconciliation below is originated substantially by the Peruvian GAAP reconciliation items.

iv) Revenue recognition

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

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


v) Other

Other consist of other differences between US GAAP and Peruvian GAAP that are considered insignificant to be quantified individually.

Reconciliation between Net Income and Partners' Equity determined under U.S. GAAP and Peruvian GAAP


The following is a summary of the adjustments to net income for the years ended December 31, 2006, 2005 and 2004 and to partners' equity as of December 31, 2006 and 2005 which would be required if Peruvian GAAP had been applied instead of U.S. GAAP in the financial statements:

                                                            Year ended December 31,
                                                    -----------------------------------
                                                      2006          2005         2004
                                                    ---------    ---------    ---------
Restatement of financial statements
prepared under U.S. GAAP:
Net income, U.S. GAAP                               $ 525,448    $ 525,474    $ 390,304
                                                    ---------    ---------    ---------

Items increasing (decreasing) reported net
income:
i)  Different depreciation rates and fixed assets
    charged to expenses                                23,394       37,956       62,098
ii) Deferred income tax                                (6,953)     (24,697)     (13,527)
iii)Deferred workers' participation                    (6,254)      (4,697)      (3,219)
iv) Revenue recognition                                30,647        1,485       (8,980)
v)  Other                                               1,377          (45)       1,299
                                                    ---------    ---------    ---------
Net adjustment                                         42,211       10,002       37,671
                                                    ---------    ---------    ---------
Net income, Peruvian GAAP                           $ 567,659    $ 535,476    $ 427,975
                                                    =========    =========    =========

                                                           At December 31,
                                                    --------------------------
                                                       2006            2005
                                                    -----------    -----------

Partners' equity, U.S. GAAP                         $ 1,196,409    $ 1,156,648
                                                    -----------    -----------
Items increasing (decreasing) reported
   partners' equity:
i)  Capitalization of depreciation charges
    in inventories                                      (35,886)       (26,816)
ii) Different depreciation rates and fixed assets
     charged to expenses                                 10,374        (50,000)
iii)Debt issuance costs                                      --           (409)
iv) Deferred income tax                                  (1,618)         5,335
v)  Deferred workers' participation                      (1,544)         4,710
vi) Revenue recognition                                  33,663          3,016
vii)Other                                                  (837)        (1,805)
                                                    -----------    -----------
Net adjustment                                            4,152        (65,969)
                                                    -----------    -----------

Partners' equity, Peruvian GAAP                     $ 1,200,561    $ 1,090,679
                                                    ===========    ===========

                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


In connection with the differences between U.S. GAAP and Peruvian GAAP in the classification of certain line items in the balance sheets and the statements of income, the following significant captions would have been presented under Peruvian GAAP:

                                                            At December 31,
                                                        -----------------------
                                                           2006        2005
                                                        ----------   ----------

Balance sheets
Current assets                                          $  599,052   $  458,322
Total assets                                            $1,823,480   $1,473,255
Total liabilities                                       $  622,919   $  382,576

                                                   Year ended December 31,
                                           ------------------------------------
                                              2006         2005        2004
                                           ----------   ----------   ----------

Statements of income
Revenue                                    $1,615,530   $1,524,518   $1,265,321
Income before workers' participation and
income tax                                 $  893,027   $  852,316   $  659,662

PRICEWATERHOUSECOOPERS                          Dongo-Soria Gaveglio y Asociados
                                                Sociedad Civil
                                                Firma Miembro de
                                                PricewaterhouseCoopers


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 9, 2007

To the Shareholders
Sociedad Minera Cerro Verde S.A.A.

In our opinion, the accompanying balance sheets and the related income statements, statements of changes in shareholders' equity and cash flows statements, present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Peru. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

Accounting principles generally accepted in Peru vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income and of cash flows from operating activities for the three years in the period ended December 31, 2006 and the determination of shareholders' equity and financial position at December 31, 2006 and 2005 to the extent summarized in
Note 24 to the financial statements.

/S/ DONGO-SORIA GAVEGLIO Y ASOCIADOS
------------------------------------

Countersigned by:

/S/ LUIS W. MONTERO
-------------------

Luis W. Montero
Peruvian Public Accountant
Registration No.17729