Form 20-F/A
period 2006-12-31
BUENAVENTURA MINING CO INC
filed 2007-06-28
CIK 1013131

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM 20-F/A
                                 Amendment No.1

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

                                 Yes |_| No |X|

================================================================================

EXPLANATORY NOTE

            We are filing this Amendment No. 1 to our Annual Report on Form 20-F filed on June 27, 2007 to include a map showing our exploration activities in
Peru as of December 31, 2006, an organizational chart showing our corporate structure as of May 31, 2007 and a map showing our principal mining operations as of May 31, 2007 that were inadvertently omitted from the original filing.
Other than the foregoing items, no part of the Annual Report on Form 20-F filed on June 27, 2007 is being amended. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our Annual Report on Form 20-F on
June 27, 2007 and should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 27,
2007. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

                                TABLE OF CONTENTS


                                                                                              Page
                                                                                              ----

PART II
  ITEM 13.    Defaults, Dividend Arrearages and Delinquencies...............................  146
  ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds..  146

PART III



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


                                                                             As of and for the year ended December 31,
                                                              -------------------------------------------------------------------
                                                                  2002          2003          2004          2005          2006
                                                              -----------   -----------   -----------   -----------   -----------
                                                                                     (In thousands of US$)(2)
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



                                                                            As of and for the year ended December 31,
                                                             -------------------------------------------------------------------
                                                                 2002          2003          2004          2005          2006
                                                             -----------   -----------   -----------   -----------   -----------
                                                                                    (In thousands of US$)(2)
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


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


                                                                      As of and for the year ended December 31,
                                                              ---------------------------------------------------------
                                                                 2002        2003        2004        2005        2006
                                                              ---------   ---------   ---------   ---------   ---------
                                                                               (In thousands of US$)(1)
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


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


                                                                                           Total         Total         Total
                                                                                        Exploration   Exploration   Exploration
                             Company's                                                  Expenditures  Expenditures  Expenditures
        Exploration          Effective     Principal   Property                            During        During        During
       Projects(1)(2)      Participation    Partners   Hectares                             2004          2005          2006
-------------------------  -------------  -----------  --------         Observed        ------------  ------------  ------------
                                      at December 31, 2006           Mineralization     Total BVN'S   Total BVN'S   Total BVN'S
                           ------------------------------------  ---------------------  ----- -----   ----- -----   ----- -----
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


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


                                                                                           Total         Total         Total
                                                                                        Exploration   Exploration   Exploration
                             Company's                                                  Expenditures  Expenditures  Expenditures
        Exploration          Effective     Principal   Property                            During        During        During
       Projects(1)(2)      Participation    Partners   Hectares                             2004          2005          2006
-------------------------  -------------  -----------  --------         Observed        ------------  ------------  ------------
                                   at December 31, 2006              Mineralization     Total BVN'S   Total BVN'S   Total BVN'S
                           ------------------------------------  ---------------------  ----- -----   ----- -----   ----- -----
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


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

0°S
81°W
73°W
El Faique
Tantahuatay
Los Pircos
Hualgayoc
La Zanja
8°S
Cordillera
Negra
Pozo Rico
Huancavelica
Mallay
Tinyaclla
Lima
El Milagro
Pampa Andino
Trapiche
Hatun Orco
Layo, Umachulco
Minasnioc / Hueso Sur
Shila/Paula
16°S
Arenizo
Soras
Altiplano Peru
Poracota

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


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
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


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


                                                                           Delivery period
                                                              Wet metric   ---------------
        Buyer                  Concentrate           Dated       tons       From      To
---------------------   -------------------------   -------   ----------   ------   ------
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


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

                                       49

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


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
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


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


                                          2002           2003          2004          2005         2006
                                       -----------   -----------   -----------   -----------   -----------
Mining Operations:
Ore mined (dry short tons):
  Cerro Yanacocha ..................    97,660,028    78,201,929    73,551,712    64,582,674    59,944,475
  Carachugo ........................     5,301,915       101,150            --            --       950,355
  Maqui Maqui ......................            --            --            --            --            --
  La Quinua ........................    45,779,942    68,555,909    63,714,676    80,889,028       414,559
  San Jose .........................       114,089            --            --            --    54,485,222
Total ore mined (dry short tons) ...   148,855,974   146,858,989   137,266,389   145,471,702   115,794,610
Average gold grade of ore mined
(oz./dry short ton)
  Cerro Yanacocha ..................         0.021         0.024         0.022         0.034         0.030
  Carachugo ........................         0.019         0.014            --            --         0.039
  Maqui Maqui ......................            --            --            --            --            --
  San Jose .........................         0.024            --            --            --         0.028
  La Quinua ........................         0.028         0.031         0.029         0.023         0.021
                                       -----------   -----------   -----------   -----------   -----------
Total average gold grade of ore
  Mined (oz./dry short ton) ........         0.023         0.027         0.025         0.028          0.026

Gold Production (oz.):
  Cerro Yanacocha ..................       903,581       813,132       740,087     1,198,160     1,035,794
  Carachugo ........................       585,249       826,920       701,491       421,967       308,600
  Maqui Maqui ......................        30,998        64,335        45,612        38,631        21,747
  San Jose .........................            --            --            --            --            --
  La Quinua ........................       765,756     1,146,756     1,530,112     1,674,329     1,246,058
Total gold (oz.) ...................     2,285,584     2,851,143     3,017,302     3,333,088     2,612,199


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


                                           Hectares as of                Hectares Acquired   Total Hectares as of
              PROJECT                    December 31, 2005   Exchanges         in 2006         December 31, 2006
--------------------------------------   -----------------   ---------   -----------------   --------------------
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


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

0°S
81°W
73°W
8°S
16°S
YANACOCHA
COLQUIJIRCA
UCHUCCHACUA
JULCANI
RECUPERADA
Lima
ANTAPITE
SHILA
ISHIHUINCA
ORCOPAMPA
PAULA
CERRO VERDE

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


                                                    Year Ending December 31,(1)
                                    ----------------------------------------------------------
                                       2002        2003        2004        2005         2006
                                    ---------   ---------   ---------   ----------   ---------
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


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


                                                Year Ending December 31,(1)
                                   -----------------------------------------------------
                                     2002      2003       2004        2005        2006
                                   -------   -------   ---------   ---------   ---------
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


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


                                                           Year Ending December 31,(1)
                                           ----------------------------------------------------------
                                              2002        2003        2004        2005        2006
                                           ---------   ---------   ---------   ---------   ----------
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


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


                                              Year Ending December 31,(1)
                                    -----------------------------------------------
                                      2002      2003      2004      2005      2006
                                    -------   -------   -------   -------   -------
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


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


                                              Year Ending December 31,(1)
                                    -----------------------------------------------
                                      2002      2003      2004    2005(2)     2006
                                    -------   -------   -------   -------   -------
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


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


                      Julcani  Uchucchacua Orcopampa Recuperada Colquijirca Ishihuinca Antapite Shila-Paula(3) Total/Average
                      -------  ----------- --------- ---------- ----------- ---------- -------- -------------- -------------
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


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


                          Julcani  Uchucchacua Orcopampa Recuperada Colquijirca Ishihuinca Antapite Shila-Paula(3)    Total
                          -------  ----------- --------- ---------- ----------- ---------- -------- -------------- ----------
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


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


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
                                 tons)   short ton)   ounces)  short tons) short ton)  of ounces)  short tons) short ton) of ounces)
                              ---------- ---------- ---------- ----------- ---------- ----------- ------------ ---------- ----------
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



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
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


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
2006:


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
Long-Term Debt(*)....................    10.0         10.0      --     --      --
Total Contractual Cash Obligations...    10.0         10.0      --     --      --


----------
(*)   Represents a US$10.0 million short-term bank loan outstanding as of
      December 31, 2006, which was converted into long-term debt payable over five years in June 2007.

      As of December 31, 2006, we had no other commercial commitments.

Yanacocha's Contractual Obligations

      The following table shows Yanacocha's contractual obligations as of
December 31, 2006:


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
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


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


                                                                                     Date First    Current
Name                              Age                     Position                   Appointed     Term Ends
-------------------------------   ---   ------------------------------------------   ----------  -----------
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


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


                                                                                                                     Percentage
                                                            Percentage                 Percentage     Number of      Beneficial
                                                            Beneficial                 Beneficial      Common      Ownership of
                                                             Ownership    Number of   Ownership of   Shares and    Common Shares
                                              Number of     of Common    Investment    Investment    Investment   and Investment
               Shareholder                  Common Shares    Shares(2)     Shares        Shares        Shares         Shares
-----------------------------------------   -------------   ----------   ----------   ------------   ----------   --------------
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


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


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
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


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


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
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


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


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
Quarterly highs and lows
2002
  1st quarter ..........      0.18    37.47    31.00     3.78    44.69    37.69    11.74    26.12   21.79     0.04    30.86    22.87
  2nd quarter
    (through May 3,
    2002) ..............      0.25    46.87    45.48     1.34    47.50    45.94    13.96    30.77   25.68     0.05    35.67    31.51


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


Normal Sales            2007   2008    2009    2010     After 2010     Total
--------------------    ----   ----    ----   -------   ----------   -------
Ounces                   --      --      --   273,000     649,000    922,000

Average price - cap
US$/oz                   --      --      --    390.25      384.99     386.55


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
                                             Carlos E. Galvez Pinillos
                                             Chief Financial Officer

Dated:  June 27, 2007

Index to the Financial Statements


                                                                                                          Page
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


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
C.P.C. Register No.14859

Lima, Peru
June 14, 2007

Compania de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2005 and 2006


                                                                     Note           2005             2006
                                                                                  US$(000)         US$(000)
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


The accompanying notes are an integral part of these consolidated statements.

Compania de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2004, 2005 and 2006


                                                                       Note        2004            2005           2006
                                                                                  US$(000)        US$(000)        US$(000)

Operating revenues
Net sales of goods and  services                                        21         266,405         283,387         548,072
Realized income from sale of future production                          33          20,187          28,064          50,325
Royalties income                                                        37          37,797          46,094          48,475
                                                                               -----------     -----------     -----------
Total revenues                                                                     324,389         357,545         646,872
                                                                               -----------     -----------     -----------
Costs of operations
Cost of good sold exclusive of depreciation and amortization            22          99,911         103,881         147,664
Exploration and development costs in operational mining sites           23          37,371          41,166          49,534
Depreciation and amortization                                                       21,723          33,640          36,931
Royalties                                                               26           9,254          12,209          24,420
Environmental liability expense                                         18               -               -           6,764
                                                                               -----------     -----------     -----------
Total costs of operations                                                          168,259         190,896         265,313
                                                                               -----------     -----------     -----------
Gross margin                                                                       156,130         166,649         381,559
                                                                               -----------     -----------     -----------
Operating expenses
General and administrative                                              24          22,833          34,350          36,639
Exploration costs in non-operational mining sites                       25          25,877          27,812          36,190
Selling                                                                 27           5,231           4,800           5,928
                                                                               -----------     -----------     -----------
Total operating expenses                                                            53,941          66,962          78,757
                                                                               -----------     -----------     -----------
Operating income                                                                   102,189          99,687         302,802
                                                                               -----------     -----------     -----------
Other income (expenses), net
Share in affiliated companies, net                                    13(b)        177,423         263,994         313,168
Finance income                                                          28           3,558           3,523           7,949
Loss from change in the fair value of derivative instruments            33         (17,360)        (26,588)        (13,268)
Finance expense                                                         28          (4,273)         (4,060)         (5,948)
Loss from change in the market value of gold certificates               7               --              --          (4,861)
Exchange difference gain (loss)                                                     (3,706)            448            (308)
Loss from exposure to inflation                                                     (2,888)             --              --
Other, net                                                              29          (4,811)         (3,227)         (5,026)
                                                                               -----------     -----------     -----------
Total other income (expenses), net                                                 147,943         234,090         291,706
                                                                               -----------     -----------     -----------
Income before workers' profit sharing, income tax and minority
   interest                                                                        250,132         333,777         594,508

Workers' profit sharing                                                 30          (5,383)         (2,593)        (14,271)
Income tax                                                              30         (29,911)        (22,816)        (64,033)
                                                                               -----------     -----------     -----------
Net income                                                                         214,838         308,368         516,204

Net income attributable to minority interest                                        (8,261)        (19,971)        (88,147)
                                                                               -----------     -----------     -----------
Net income attributable to Buenaventura                                            206,577         288,397         428,057
                                                                               ===========     ===========     ===========

Basic and diluted earnings per share, stated in U.S. dollars              31          1.62            2.27            3.36
                                                                               ===========     ===========     ===========

Weighted average number of shares outstanding                                  127,236,219     127,229,844     127,221,164
                                                                               ===========     ===========     ===========


The accompanying notes are an integral part of these consolidated statements.

Compania de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2004, 2005 and 2006


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
                                                   US$(000)     US$(000)      US$(000)      US$(000)     US$(000)     US$(000)
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

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
                                      US$(000)        US$(000)        US$(000)         US$(000)       US$(000)        US$(000)
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


The accompanying notes are an integral part of these consolidated statements.

Compania de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2005, and 2006


                                                                2004        2005         2006
                                                              US$(000)    US$(000)     US$(000)

Operating activities
Collection from customers                                      259,762     284,451     497,875
Collection of dividends                                        123,103      89,748     209,520
Collection of royalties                                         35,246      40,101      55,821
Recovery of value added tax                                     13,159       9,936      16,322
Collection of interest                                           1,932       3,227       7,496
Payments to suppliers and third parties                       (113,540)   (124,295)   (160,365)
Payments of exploration expenditures                           (53,493)    (56,938)    (71,982)
Acquisition of Gold Certificates                                    --          --     (68,071)
Payments of income tax                                         (12,964)    (25,908)    (53,296)
Payments to employees                                          (35,087)    (41,601)    (49,316)
Payments of royalties                                           (7,934)    (12,817)    (22,742)
Payments of interest                                            (2,204)     (1,754)     (2,413)
Net cash provided by operating activities                      207,980     164,150     358,849
Investing activities
Decrease (increase) on time deposits                            (7,069)      7,069     (62,933)
Purchase of property, plant and equipment                      (28,128)    (20,476)    (50,127)
Settlement (acquisition) of available-for-sale
 financial assets                                              (10,124)     11,329     (40,292)
Development cost expenditures                                  (11,254)    (16,784)    (24,112)
Payments by purchase of investments in shares                   (2,260)   (148,401)    (22,829)
Payments by derivative instruments settled, net                (21,394)     (7,041)     (2,050)
Proceeds from sale of plant and equipment                          465         193          32
Net cash used in investing activities                          (79,764)   (174,111)   (202,311)
Financing activities
Payments of dividends                                          (40,648)    (44,304)    (59,767)
Payments of dividends to minority interest shareholders         (9,770)    (10,737)    (19,111)
Decrease of long-term debt                                     (22,356)    (14,678)       (266)
Increase (decrease) of bank loans, net                          (3,005)      3,812       2,355
Increase of long-term debt                                       3,540         580          --
Net cash used in financing activities                          (72,239)    (65,327)    (76,789)
Net increase (decrease) in cash during the year                 55,977     (75,288)     79,749
Cash at beginning of year                                      116,162     172,139      96,851
Cash at year-end, note 6                                       172,139      96,851     176,600
                                                              ========    ========    ========



                                                                2004        2005         2006
                                                              US$(000)    US$(000)     US$(000)

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


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

Notes to the consolidated financial statements (continued)

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
              2006.

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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


                                                        2005                    2006
                                              -----------------------  ------------------------
                                                        Equivalent to             Equivalent to
                                              S/(000)      US$(000)     S/(000)     US$(000)
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
                                              =======   =============   =======   =============


Notes to the consolidated financial statements (continued)

6.     Cash and cash equivalents (a) This item is made up as follows:


                                                                                  2005                2006
                                                                                US$(000)            US$(000)

              Cash                                                                    315                 349
              Demand deposits accounts                                             23,053              32,237
              Time deposits (b)                                                    73,483             118,949
              Liquidity fund (c)                                                       --              25,065
                                                                                ---------           ---------
              Cash balances included in the consolidated statements of
                cash flow                                                          96,851             176,600
              Time deposits with an original maturity of more than 90
                days (d)                                                               --              62,933
                                                                                ---------           ---------

                                                                                   96,851             239,533
                                                                                =========           =========


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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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
                                                       =========    =========

       (b)    Movement of the allowance for doubtful accounts is shown bellow:


                                                              2004      2005        2006
                                                            US$(000)  US$(000)    US$(000)

              Beginning balance                               4,190       1,890      1,881
              Accrual for the year, note 24                     332          22         76
              Result from the exposure to inflation            (196)         --         --
              Exchange difference gain                           --          --        138
              Write-off                                      (2,436)        (31)        --
                                                          ---------   ---------   --------

              Ending balance                                  1,890       1,881      2,095
                                                          =========   =========   ========


       In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk at the date of the consolidated balance sheets.

11.    Inventories, net
       (a)    This item is made up as follows:

Notes to the consolidated financial statements (continued)


                                                                        2005       2006
                                                                      US$(000)   US$(000)

              Spare parts and supplies                                    7,177     17,261
              Products in process                                         9,346     10,286
              Finished products                                          16,279      6,862
                                                                      ---------  ---------
                                                                         32,802     34,409

              Slow moving and obsolescence supplies reserves (b)         (5,295)    (3,788)
                                                                      ---------  ---------

                                                                         27,507     30,621
                                                                      =========  =========


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

Notes to the consolidated financial statements (continued)

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

13.    Investments in shares
       (a)    This item is made up as follows:


                                                    Equity ownership         Amount
                                                    ----------------  -------------------
                                                    2005      2006      2005       2006
                                                      %         %     US$(000)   US$(000)

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


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

Notes to the consolidated financial statements (continued)

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


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
                                                   US$(000)    US$(000)     US$(000)    US$(000)     US$(000)    US$(000)

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


              (*)    These amounts do not include US$60,735,000 in 2005 and
                     US$1,322,000 in 2006 which represent the amount paid over
                     the fair value of assets and liabilities of Cerro Verde.

       Following the movement of the amount paid over fair value of assets and liabilities of Yanacocha and Cerro Verde:


                                                     Yanacocha             Cerro Verde
                                               -------------------     -------------------
                                                 2005        2006        2005       2006
                                               US$(000)    US$(000)    US$(000)   US$(000)

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


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

Notes to the consolidated financial statements (continued)

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


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
                                       US$(000)     US$(000)     US$(000)     US$(000)     US$(000)      US$(000)
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


14.    Property, plant and equipment, net
       The 2006 movement with the cost and accumulated depreciation accounts is show below:


                                      Beginning                                                                 Ending
                                       Balance       Additions    Retirements       Sales       Transfers       Balance
                                       US$(000)      US$(000)       US$(000)      US$(000)       US$(000)      US$(000)
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
                                       =========                                                               =========


Notes to the consolidated financial statements (continued)

       Mining concessions -
       The 2006 movement of cost and accumulated amortization of mining concessions by mining unit are shown below:


                                                                         Balance as of           Balance as of
                                                  January 1, 2006          Additions           December 31, 2006
                                                      US$(000)              US$(000)                 US$(000)

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


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


                                   Balance as of                       Balance as of
                                  January 1, 2006     Additions      December 31, 2006
                                     US$(000)         US$(000)           US$(000)

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
                                  ===============                    =================


Notes to the consolidated financial statements (continued)

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
                                                      ========    ========

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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
                                                      =========    ========

Notes to the consolidated financial statements (continued)

19.    Shareholders' equity

       (a)    Capital stock -
       The Company has common shares entitled to exercise voting rights that represent the 100 percent of its outstanding share capital. The nominal value of the treasury shares is presented netted from the capital stock.
       The detail of the capital stock as of December 31, 2006 and 2005 is as follows:


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
                                                              S/(000)       S/(000)       S/(000)       US$(000)

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


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


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
                                                                  S/(000)      S/(000)       S/(000)     US$(000)

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


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


                                                                       Declared    Dividends
             Meeting/Board                                     Date    Dividends   per share
                                                                          US$         US$

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
                                                                      59,767,000
                                                                      ==========


Notes to the consolidated financial statements (continued)

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


                                                                        Years open to review by tax
             Entity                                                             authorities

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


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

Notes to the consolidated financial statements (continued)

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
                                               ========  ========  ========

Notes to the consolidated financial statements (continued)

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


                                                               2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)

       Contractors                                             36,013    41,703    51,988
       Supplies                                                24,729    26,756    37,486
       Personnel expenses                                      24,309    22,803    25,278
       Other                                                   14,018     9,780    34,419
       Slow moving and obsolescence supplies reserve              842     2,839       138
       Reversed accruals for slow moving and obsolete
       supplies                                                    --        --    (1,645)
                                                            ---------  --------  --------
                                                               99,911   103,881   147,664
                                                            =========  ========  ========


23.    Exploration and development cost in operational mining sites This item is made up as follows:


                                                              2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)

       Exploration expenses
       Uchucchacua                                             11,177    10,528    11,847
       Orcopampa                                                6,636     7,957    10,853
       Shila                                                    2,391     3,806     4,908
       Ishihuinca                                               2,007     1,475     4,104
       Antapite                                                 4,051     5,660     3,275
       Julcani                                                  1,229     1,425     1,881
       Recuperada                                                  --        --     1,396
       Other                                                      754        --         -
                                                            ---------  --------  --------
                                                               28,245    30,851    38,264
       Amortization of development costs                        9,126    10,315    11,270
                                                            ---------  --------  --------

                                                               37,371    41,166    49,534
                                                            =========  ========  ========


24.    General and administrative expenses This item is made up as follows:


                                                              2004       2005      2006
                                                            US$(000)   US$(000)  US$(000)

       Personnel expenses                                       9,326     9,794    12,010
       Sundry expenses                                          3,869     5,431     6,125
       Professional fees                                        5,445     6,349     6,102
       Board members' remuneration                              1,365     2,241     5,940
       Stock Appreciation Rights, note 18                         626     8,134     3,634
       Insurance                                                  635       596       794
       Supplies                                                   484       466       631
       Maintenance                                                196       673       585
       Rentals                                                    264       373       481
       Amortization of other assets                               291       271       261
       Allowance for doubtful account receivables                 332        22        76
                                                            ---------  --------  --------

                                                               22,833    34,350     36,639
                                                            =========  ========  =========


Notes to the consolidated financial statements (continued)

25.    Exploration costs in non-operational mining sites This item is made up as follows:


                                                               2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)

       In external areas to the mining sites
       Tinyaclla Project                                           --        --     4,450
       La Zanja Project                                         8,615     3,286     4,449
       Los Pircos - Cirato Project                                357       962     3,442
       Trapiche Project                                            --       852     3,279
       Hatun Orcco Project                                      1,185     1,167     2,546
       Other                                                   13,138    16,290    10,379
                                                            ---------  --------  --------
                                                               23,295    22,557    28,545

       In mining sites
       Marcapunta                                               1,257     3,367     6,002
       Huachocolpa                                              1,325     1,888       268
       Other                                                       --        --     1,375
                                                            ---------  --------  --------
                                                                2,582     5,255     7,645
                                                            ---------  --------  --------

                                                               25,877    27,812    36,190
                                                            =========  ========  ========


26.    Royalties
       This item is made up as follows:


                                                               2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)
       Sindicato Minero de Orcopampa S.A.                       6,659     7,241    12,332
       Peruvian Government                                      1,942     4,299    11,260
       Minera El Futuro de Ica S.R.L.                             653       669       828
                                                            ---------  --------  --------

                                                                9,254    12,209    24,420
                                                            =========  ========  ========


27.    Selling expenses This item is made up as follows:


                                                               2004      2005      2006
                                                             US$(000)  US$(000)  US$(000)

       Freight                                                  3,787     3,601    4,390
       Sundry services                                          1,001       641    1,028
       Other                                                      443       558      510
                                                            ---------  --------  -------

                                                                5,231     4,800    5,928
                                                            =========  ========  =======


28.    Finance income and expense This item is made up as follows:


                                                               2004      2005        2006
                                                             US$(000)  US$(000)    US$(000)

       Finance income
       Interest on deposits                                     1,679     2,584     5,534
       Gain of investment fund                                     --        --     1,597
       Interest on loans                                        1,879       939       818
                                                            ---------  --------  --------

                                                                3,558     3,523     7,949
                                                            ---------  --------  --------

       Finance expense
       Accretion expense                                        2,069     2,306     3,535
       Interest on loans                                        1,353       854     1,167
       Other                                                      851       900     1,246
                                                            ---------  --------  --------

                                                                4,273     4,060     5,948
                                                            =========  ========  ========


Notes to the consolidated financial statements (continued)

29.    Other, net
       This item is made up as follows:


                                                              2004       2005       2006
                                                            US$(000)   US$(000)   US$(000)

       Other revenues
       Revenue from insurance                                      80        279      186
       Net gain on sale of property, plant and
         equipment                                                 76        351       24
                                                            ---------  ---------  -------

                                                                  156        630      210
                                                            ---------  ---------  -------

       Other expenses
       Voluntary mining contribution                                -          -    1,783
       Disbursements for local communities                        271        872    1,780
       Labor contingencies                                      1,010        485    1,319
       Depreciation                                               412        217      211
       Damages in Colquijirca mining unit                           -        703        -
       Other                                                    3,274      1,580      143
                                                            ---------  ---------  -------
                                                                4,967      3,857    5,236
                                                            ---------  ---------  -------

       Other, net                                              (4,811)    (3,227)  (5,026)
                                                            ---------  ---------  -------


30.    Income tax and workers' profit sharing
       (a) Buenaventura and their subsidiaries recognize temporary differences between tax and book basis of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing asset is composed of the following:


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
                                                                       ---------------------------
                                                                                                       Balance as of
                                                      Balance as of                    Workers'         December 31,
                                                     January 1, 2006   Income tax   profit sharing          2006
                                                        US$(000)       US$(000)       US$(000)             US$(000)

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


Notes to the consolidated financial statements (continued)

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


                                                                2004      2005     2006
                                                              US$(000)  US$(000)  S$(000)

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
                                                             =========  ========  =======


Notes to the consolidated financial statements (continued)


                                                               2004      2005       2006
                                                             US$(000)  US$(000)   US$(000)

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


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


                                                            2004        2005       2006
                                                          US$(000)    US$(000)   US$(000)
              Income before income tax and workers'
                profit sharing                              250,132     333,777    594,508
              Legal combined rate                            35.60%      35.60%     35.60%
                                                          ---------  ----------  ---------
              Expected income tax and workers' profit
                sharing according to the legal
                combined rate                                89,047     118,825    211,645

              Permanent differences:
              Effect of fair value of derivative
                contracts turned into normal sale
                contracts                                        --     (18,585)   (27,563)
              Share in affiliated companies                 (63,163)    (93,982)  (111,488)
              Effect of fair value of derivative
                instruments                                   6,180       9,465      4,723
              Loss from change in the fair value of
                gold certificates                                --          --      1,731
              Allowance for deferred asset                       --         357      1,252
              Gain on exchange difference of
                derivative instruments                           --         571        640
              Gain in normal sale contracts due to
                price changes                                    --       1,139         --
              Other permanent items                           3,230       7,619     (2,636)
                                                          ---------  ----------  ---------
                                                            (53,753)    (93,416)  (133,341)
                                                          ---------  ----------  ---------

                                                             35,294      25,409     78,304
                                                          =========  ==========  =========


Notes to the consolidated financial statements (continued)

31. Basic and diluted earning per share
       The computation of the Basic and diluted earning per share for the year ended December 31, 2004, 2005 and 2006 is presented below:


                                                                2004          2005           2006

              Net income (numerator) - US$                   206,577,000   288,397,000   428,057,000
              Shares (denominator)                           127,236,219   127,229,844   127,221,164
                                                             -----------   -----------   -----------

              Basic and diluted net income per share - US$          1.62          2.27          3.36
                                                             ===========   ===========   ===========


       The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31,
       2004, 2005 and 2006 was determined as follows:


                                                                   2004            2005            2006

              Common shares                                    137,444,962     137,444,962     137,444,962
              Investment shares                                    372,320         372,320         372,320
                                                              ------------    ------------    ------------
                                                               137,817,282     137,817,282     137,817,282

              Less - Treasury shares                           (10,581,063)    (10,596,118)    (10,596,118)
                                                              ------------    ------------    ------------

                                                               127,236,219     127,221,164     127,221,164
                                                              ------------    ------------    ------------

              Weighted average number of shares outstanding    127,236,219     127,229,844     127,221,164
                                                              ============    ============    ============


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

Notes to the consolidated financial statements (continued)

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


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
                                                                         US$(000)                                 US$(000)

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


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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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
       respectively).

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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


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
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


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

Notes to the consolidated financial statements (continued)

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


                                                           2004        2005       2006
                                                         US$(000)    US$(000)    US$(000)

       Net Income                                         206,577     288,397     428,057
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
                                                         ========    ========    ========


Notes to the consolidated financial statements (continued)


                                                                            2005         2006
                                                                          US$(000)     US$(000)
       Shareholders' equity according to the financial statements under
         Peruvian GAAP                                                     862,959     1,300,506
       Minority interest presented within equity under Peruvian GAAP       (23,416)      (91,437)
       Deferred income tax and worker's profit sharing arising from having a functional currency different from the currency used
         for tax purposes                                                       --        (3,381)
       Other                                                                  (591)         (559)
       Deferred income tax and workers' profit sharing assets, net             210           199
                                                                          --------    ----------
       Shareholders' equity according to the financial statements under
         U.S. GAAP                                                         839,162     1,205,328
                                                                          ========    ==========


      The following is a roll forward of the components of shareholders'  equity under U.S. GAAP:


                                                                                       US$(000)
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
                                                                                      ==========


Notes to the consolidated financial statements (continued)

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

MINERA YANACOCHA S.R.L.
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005


CONTENTS                                                                                                  Page
                                                                                                          ----



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

/S/ DONGO-SORIA GAVEGLIO Y ASOCIADOS
------------------------------------

Countersigned by

/S/ LUIS W. MONTERO

Luis W. Montero

Peruvian Public Accountant

Registration No. 17729

                             MINERA YANACOCHA S.R.L.

                              STATEMENTS OF INCOME


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

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


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

                             MINERA YANACOCHA S.R.L.

                            STATEMENTS OF CASH FLOWS


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
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


See Note 17 for supplemental cash flow information.

   The accompanying notes are an integral part of these financial statements.

                             MINERA YANACOCHA S.R.L.

                    STATEMENTS OF CHANGES IN PARTNERS' EQUITY

                                                                                                            Total
                                         Partners'      Additional      Restricted       Retained         partners'
                                       contributions   contributions     earnings        earnings          equity
                                       -------------   -------------   -------------   -------------    -------------
                                                                 (dollars in thousands)
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


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



                                                                        Years Ended December 31,
                                                              --------------------------------------
                                                                 2006          2005          2004
                                                              ----------    ----------    ----------
Income before workers' participation and income tax
   in accordance with Peruvian GAAP .......................   $  893,027    $  852,316    $  659,662
                                                              ----------    ----------    ----------
Plus:
   Reclamation liability ..................................       19,823         3,374         3,134
   Non-deductible expenses ................................       52,419        18,495        13,760
   Income tax recorded as other expenses ..................       21,354        14,983        20,318
   Provision for obsolescence of inventories ..............        1,148           352         1,392
   Other ..................................................        1,615         3,862         4,469
                                                                  96,359        41,066        43,073
                                                              ----------    ----------    ----------
Less:
   Depreciation of mine development and mineral
      interests ...........................................      (30,980)      (19,487)      (22,118)
   Depreciation straight line .............................           --        (7,778)           --
   Reclamation (environmental) expense ....................       (8,133)       (6,721)       (5,386)
   Other ..................................................           --            --        (2,016)
                                                              ----------    ----------    ----------
                                                                 (39,113)      (33,986)      (29,520)
Base to calculate the workers' profit sharing .............      950,273       859,396       673,215
Workers' participation (8%) ...............................      (76,022)      (68,752)      (53,857)
                                                              ----------    ----------    ----------
Taxable income............................................$      874,251    $  790,644    $  619,358
                                                              ==========    ==========    ==========

Income tax (30%) ..........................................   $  262,275    $  237,193    $  185,807
Credit for charitable donations ...........................       (1,553)       (1,767)       (1,260)
Adjustment due to the income tax rate applicable to
   La Quinua ..............................................       (4,240)       (3,931)       (3,098)
                                                              ----------    ----------    ----------
Current income tax........................................$      256,482    $  231,495    $  181,449
                                                              ==========    ==========    ==========


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



                                                       Years Ended December 31,
                                             --------------------------------------------
                                                2006            2005            2004
                                             -----------     -----------     -----------
Income before tax provision ..............   $   763,791     $   760,881     $   571,867
Peruvian statutory rate ..................            30%             30%             30%
Income tax at statutory rate .............       229,137         228,264         171,560
Investment credit ........................            --              --          (7,104)
Income tax recognized through refilling of
   tax returns ...........................            --           5,255           8,993
Difference due to the income tax rate of
   La Quinua .............................        (4,240)         (3,931)         (3,098)
Income tax from tax disputes .............           230             894           5,394
Negotiated payment .......................         6,551              --              --
                                             -----------     -----------     -----------
Donations ................................         3,728           3,311           2,361
                                             -----------     -----------     -----------
Other (non-deductible expense and tax
   credits) ..............................         2,937           1.614           3,457
                                             -----------     -----------     -----------
Total income tax expense .................   $   238,343     $   235,407     $   181,563
                                             ===========     ===========     ===========


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

10.   PROPERTY, PLANT AND MINE DEVELOPMENT


                                           At December 31, 2006                       At December 31, 2005
                                  ----------------------------------------   ---------------------------------------
                                                 Accumulated                                Accumulated
                                                Depreciation                               Depreciation
                                                Depletion and    Net Book                  Depletion and    Net Book
                                     Cost       Amortization       Value        Cost       Amortization      Value
                                  ----------    -------------    ---------   ----------    -------------    --------
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
                                  ==========    =============    =========   ==========    =============    ========


                             MINERA YANACOCHA S.R.L.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


                                                                          Estimated Useful Lives of    Years
                                                                          -------------------------   --------
Buildings and equipment ...............................................   Buildings                   12 to 25
                                                                          Leach pads                      5
                                                                          Equipment                       7
                                                                          All remaining assets            5
Mine development ......................................................   UOP.based on grams mined    8 to 21
Mineral interests .....................................................   UOP.for producing property     12
Asset retirement cost .................................................   Related asset               5 to 15
Leased assets included above in property,
   plant and mine development .........................................                                   5



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

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


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


                                                            Year ended December 31,
                                                    -----------------------------------
                                                      2006          2005         2004
                                                    ---------    ---------    ---------
Restatement of financial statements
prepared under U.S. GAAP:
Net income, U.S. GAAP                               $ 525,448    $ 525,474    $ 390,304
                                                    ---------    ---------    ---------

Items increasing (decreasing) reported net
income:
i)  Different depreciation rates and fixed assets
    charged to expenses                                23,394       37,956       62,098
ii) Deferred income tax                                (6,953)     (24,697)     (13,527)
iii)Deferred workers' participation                    (6,254)      (4,697)      (3,219)
iv) Revenue recognition                                30,647        1,485       (8,980)
v)  Other                                               1,377          (45)       1,299
                                                    ---------    ---------    ---------
Net adjustment                                         42,211       10,002       37,671
                                                    ---------    ---------    ---------
Net income, Peruvian GAAP                           $ 567,659    $ 535,476    $ 427,975
                                                    =========    =========    =========


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

