Form 20-F
period 2007-12-31
BUENAVENTURA MINING CO INC
filed 2008-07-15
CIK 1013131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from           to

Commission file number 001-14370

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.
(Exact name of Registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common shares nominal (par) value of S/.4.00 per share	137,444,962	*
Investment shares nominal (par) value of S/.4.00 per share	372,320

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒  Accelerated filer ☐   Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

INTRODUCTION

Presentation of Financial Information

As used in this Annual Report on Form 20-F, or Annual Report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” “BVN” or “Buenaventura” mean Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars” and “U.S. Dollars” are to United States Dollars, and references to “S/.”, “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles, the legal currency of the Republic of Peru, or Peru.

Until December 31, 2005, we and our subsidiaries maintained our financial books and records in Nuevos Soles, the functional and reporting currency until such date. Effective January 1, 2006, we changed our functional and reporting currency from Nuevos Soles to U.S. Dollars. See Note 3(f) to our audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, or the Financial Statements, for an explanation of the main reasons supporting this change. We present our consolidated financial statements in conformity with accounting principles generally accepted in Peru, which we refer to as Peruvian GAAP. See Note 35 to the Financial Statements for a description of the significant differences between the accounting principles we follow under Peruvian GAAP and the accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP, and Note 36 to the Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods covered. Pursuant to the rules of the United States Securities and Exchange Commission, or the Commission, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha, and Sociedad Minera Cerro Verde S.A.A., or Cerro Verde. Yanacocha and Cerro Verde maintain their financial books and records in U.S. Dollars and present their financial statements in accordance with U.S. GAAP and Peruvian GAAP, reconciled to U.S. GAAP, respectively.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method. Our partnership interest in Yanacocha has been calculated at 43.65 percent for the years ended December 31, 2006 and 2007, as described in “Item 5. Operating and Financial Review and Prospects—The Company—General” and Note 3(e) to the consolidated Financial Statements. As of December 31, 2007, our equity interest in Cerro Verde was 18.50 percent.

Exchange Rates

Effective January 1, 2006, our functional and reporting currency changed from the Nuevo Sol to the Dollar. This change resulted from an evaluation of the currency denominations of our cash flows in recent years and, in particular, reflects the increasing significance of dividends from affiliates denominated in Dollars to our financial position, results of operation and cash flows. Profit and loss accounts for year ended December 31, 2005 were translated into Dollars using the average exchange rate of US$1.00 to S/.3.305.

The translation of amounts expressed in nominal or constant Nuevos Soles with purchasing power as of a specified date by the then-prevailing exchange rate may result in presentation of Dollar amounts that differ from the Dollar amounts that would have been obtained by translating nominal or constant Nuevos Soles with purchasing power as of another specified date by the prevailing exchange rate on that specified date. See “Item 3. Key Information—Exchange Rates” for information regarding the average rates of exchange between the Nuevo Sol and the Dollar for the periods specified therein.

Certain amounts and percentages have been rounded for presentation purposes and may not sum exactly.

Forward-Looking Statements

Certain statements contained in this Annual Report contain “forward-looking” information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning our and Yanacocha’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future exploration, production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic and legal developments. Additional forward-looking statements related to Cerro Verde contained in this Annual Report include those concerning costs and expenses, the continued improving efficiency of operations, prevailing market prices of copper and molybdenum, production and Peruvian political, economic and legal developments. These forward-looking statements reflect our view with respect to our, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Annual Report, including but not limited to those discussed under “Item 3. Key Information—Risk Factors.”

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements including the Notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2006 and 2007, and for the three years ended December 31, 2007, is derived from the Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of and for the years ended December 31, 2003 and 2004 has been derived from consolidated financial statements and related notes thereto which are not included in this Annual Report. The report of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young International) on our 2006 and 2007 Financial Statements appears elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 35 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to us, and Note 36 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended 2005, 2006 and 2007, and shareholders’ equity as of December 31, 2005, 2006 and 2007. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—The Company,” the Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2003(2)	2004(2)	2005(2)	2006	2007
	(In thousands of US$)(1)
Income statement data:
Peruvian GAAP
Net sales of goods and services	211,477	266,405	283,387	548,072	747,021
Realization of deferred income from sale of future production	-	20,187	28,064	50,325	5,393
Royalty income	33,609	37,797	46,094	48,475	34,014
Total income	245,086	324,389	357,545	646,872	786,428
Operating costs
Cost of sales, without considering depreciation and amortization	(88,186)	(99,911)	(103,881)	(149,309)	(182,007)
Exploration and development in units in operation	(24,836)	(37,371)	(41,166)	(49,534)	(51,033)
Depreciation and amortization	(18,345)	(21,723)	(33,640)	(27,574)	(36,345)
Total operating costs	(131,367)	(159,005)	(178,687)	(226,417)	(269,385)
Gross income	113,719	165,384	178,858	420,455	517,043
Operating expenses
Administrative	(35,684)	(22,833)	(34,350)	(36,639)	(59,205)
Exploration in non-operational areas	(17,042)	(25,877)	(27,812)	(36,190)	(46,407)
Royalties	(7,231)	(9,254)	(12,209)	(24,420)	(33,978)
Sales	(7,413)	(5,231)	(4,800)	(5,928)	(10,818)
Total operating expenses	(67,370)	(63,195)	(79,171)	(103,177)	(150,408)
Operating income before unusual item	46,349	102,189	99,687	317,278	366,635
Net loss on release of fixed-price component in commercial contracts	-	-	-	-	(185,922)
Operating income after unusual item	46,349	102,189	99,687	317,278	180,713
Other income (expenses), net
Share in affiliated companies, net	160,356	177,423	263,994	313,168	249,555
Interest income	2,239	3,558	3,523	7,949	11,772
Gain (loss) on currency exchange difference	(136)	(3,706)	448	(308)	5,190
Gain (loss) on change in the fair value of gold certificates	-	-	-	(4,861)	5,126
Loss on change in the fair value of derivative financial instruments	(192,128)	(17,360)	(26,588)	(13,268)	-
Interest expense	(2,498)	(4,273)	(4,060)	(5,948)	(8,614)
Gain (loss) from exposure to inflation	228	(2,888)	-	-	-
Other, net	(3,683)	(4,811)	(3,227)	(19,502)	(8,686)
Total other income (expenses), net	(35,622)	147,943	234,090	277,230	254,343
Income before workers’ profit sharing, income tax and minority interest	10,727	250,132	333,777	594,508	435,056
Provision for workers’ profit sharing	18,087	(5,383)	(2,593)	(14,271)	(19,931)
Provision for income tax	57,028	(29,911)	(22,816)	(64,033)	(43,975)
Net income	85,842	214,838	308,368	516,204	371,150
Net income attributable to minority interest	(14,675)	(8,261)	(19,971)	(88,147)	(96,389)
Net income attributable to Buenaventura	71,167	206,577	288,397	428,057	274,761
Cumulative effect of change in accounting principles due to mine closing	(20,792)	-	-	-	-
Net income	50,375	206,577	288,397	428,057	274,761

Basic and diluted earnings per share(3) (4)	0.40	1.62	2.27	3.36	2.16
Basic and diluted earnings per ADS(3)	0.40	1.62	2.27	3.36	2.16
Dividends per share	0.36	0.32	0.35	0.47	0.55

Average number of shares outstanding	127,236,219	127,236,219	127,229,844	127,221,164	127,221,164

	As of and for the year ended December 31,
	2003(2)	2004(2)	2005(2)	2006	2007
	(In thousands of US$)(1)
U.S. GAAP
Operating income (loss)	64,731	96,961	97,225	302,277	345,618
Net income – restated(5)	55,473	206,685	288,488	424,697	225,458

Basic and diluted earnings per share – restated(3)	0.44	1.62	2.27	3.34	1.78
Basic and diluted earnings per ADS– restated(3)(5)	0.44	1.62	2.27	3.34	1.78

Balance sheet data:
Peruvian GAAP
Total assets	881,415	973,184	1,251,122	1,735,771	1,981,469
Total debt	40,624	18,803	8,517	10,606	84,119
Shareholders’ equity	453,788	587,023	862,959	1,300,506	1,580,216

U.S. GAAP
Total assets – restated(5)	880,835	972,712	1,250,741	1,732,030	1,972,207
Shareholders’ equity – restated(6)	446,563	574,649	839,162	1,205,328	1,360,984

Operating data (unaudited):(5)
Production:
Gold (oz.)	319,427	357,562	388,042	405,383	403,955
Silver (oz.)	13,813,658	15,095,562	16,429,816	22,179,552	19,430,511
Proven and probable reserves
Gold (oz.)	870,345	931,924	1,036,543	1,032,063	1,315,925
Silver (oz.)	92,817,825	95,862,405	116,452,462	117,808,602	102,195,344

(1)	Except per share, per ADS, outstanding shares and operating data.
(2)
Until December 31, 2005, our financial books and records were maintained in Nuevos Soles, the functional and reporting currency as of such date. Effective January 1, 2006, we changed the functional and reporting currency from Nuevos Soles to U.S. Dollars. See Note 3(f) to the Financial Statements. For comparative purposes, all prior years are presented assuming that U.S. Dollars were used as the reporting currency. See Note 3(f) to the Financial Statements for a description of the translation procedures.

(3)
Income per share has been calculated for each year as net income divided by average number of shares outstanding during the year. As of December 31, 2003 and 2004, the total number of Common Shares outstanding was 137,444,962, including 10,585,130 treasury shares, and the total number of Investment Shares Outstanding was 372,320, including 15,933 treasury shares. On October 28, 2003, we approved a modification of the ratio of the Common Shares to ADSs from two Common Shares per ADS to one Common Share per ADS. The ratio change became effective on November 12, 2003 and income per ADS in prior years has been restated to reflect this modification. During 2005, we acquired 15,055 Investment Shares that are held as treasury shares.

(4)	Basically diluted.
(5)
Net income, total assets and shareholders’ equity for the years ended December 31, 2003 and 2004 have been adjusted retroactively to comply with APB Opinion No. 18 – The Equity Method of Accounting for Investments in Common Stock, due to the change in the accounting treatment of Cerro Verde’s investment during 2005. See Note 10(c) to the Financial Statements.

(6)
The amounts in this table reflect our total operating data and the total operating data of each of our consolidated subsidiaries for each year, 2003 through 2007. As of December 31, 2007, our ownership percentages for the relevant companies were as follows: Condesa, 100%; Conenhua, 100%; Colquijirca, 61.42%; Chaupiloma, 60.0% and Cedimin, 100%.

As of December 31, 2004, Minera Paula 49 S.A.C., which as of October 22, 2004 was 100% owned by us, was merged with and into Cedimin S.A.C. and is no longer a separate legal entity.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, or the Yanacocha Financial Statements, which Dongo-Soria Gaveglio y Asociados (a member firm of PricewaterhouseCoopers) audited. The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report. The selected information as of and for the years ended December 31, 2003 and 2004 has been derived from financial statements and related notes thereto which are not included in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP. The significant differences between U.S. GAAP and Peruvian GAAP applicable to Yanacocha have been quantified in determining Yanacocha’s reported Peruvian GAAP selected financial data. The operating data presented below, which is based on 100 percent of Yanacocha’s production and reserves, is derived from Yanacocha’s records and has not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
	(In thousands of US$)(1)

Income statement data:
U.S. GAAP

Revenues	1,036,370	1,249,882	1,490,402	1,543,212	1,093,347

Costs and expenses:
Costs applicable to sales	(377,214)	(450,825)	(507,806)	(515,883)	(557,140)
Depreciation and depletion	(146,822)	(179,441)	(193,587)	(171,730)	(159,148)
Exploration costs	(13,574)	(35,236)	(32,884)	(32,254)	(28,234)
General and administrative costs	(5,126)	(4,986)	(5,453)	(5,589)	(2,928)
Other expenses	(18,126)	(6,135)	6,669	(60,790)	(30,062)
Total operating expenses	(560,862)	(676,623)	(733,061)	(786,246)	(777,512)
Operating income	443,541	573,259	757,341	756,966	315,835
Interest expense and other	(1,055)	(1,392)	3,540	6,825	12,698
Pre-tax income	474,453	571,867	760,881	763,791	328,533
Income tax provision	(121,688)	(181,563)	(235,407)	(238,343)	(107,044)
Net income before cumulative effect of change in accounting principles	352,765	390,304	525,474	525,448	221,489
Cumulative effect of change in accounting principle, net	(32,353)	-	-	-	-
Net income and comprehensive income	320,412	390,304	525,474	525,448	221,489

Peruvian GAAP
Revenues(2)	1,059,951	1,266,550	1,527,609	1,636,009	1,148,546
Operating income	475,894	605,019	675,293	886,373	379,541
Net income	313,143	427,975	535,476	567,659	244,192

Balance sheet data:
U.S. GAAP
Total assets	1,146,041	1,207,748	1,549,583	1,824,853	1,895,884
Total debt	67,356	37,316	3,160	200,000	218,111
Partners’ equity	700,870	811,174	1,156,648	1,196,409	1,326,325
Peruvian GAAP
Total assets	974,630	1,091,571	1,473,255	1,823,480	1,925,125
Total debt	65,777	36,553	2,850	200,000	218,111
Partners’ equity	587,228	735,203	1,090,679	1,200,562	1,353,180

Operating data (unaudited):
Gold produced (oz.)	2,851,143	3,017,303	3,333,088	2,612,199	1,563,669
Gold proven and probable reserves (thousands of oz.)	31,709	32,257	32,620	29,327	27,594

(1)	Except operating data.
(2)
Under U.S. GAAP, Yanacocha recognizes revenues when the price is determinable and upon delivery and transfer of title of gold to the customer. In addition, revenues from silver sales are credited to costs applicable to sales as a by-product credit. Under Peruvian GAAP, revenues, including gold and silver sales, are recognized, net of transportation and refining costs, when doré is delivered to the shipper.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, or the Cerro Verde Financial Statements. Medina, Zaldívar, Paredes & Asociados (a member firm of Ernst & Young International) audited the Cerro Verde Financial Statements for the year ended December 31, 2007 and the report of Medina, Zaldívar, Paredes & Asociados on Cerro Verde’s financial statements appear elsewhere in this Annual Report. The selected information as of and for the years ended December 31, 2003 and 2004 has been derived from financial statements and related notes thereto which are not included in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP. Note 26 to the Cerro Verde Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to Cerro Verde, and Note 27 to the Cerro Verde Financial Statements provides a reconciliation to U.S. GAAP of Cerro Verde’s net income for the years ended 2005, 2006 and 2007 and shareholders’ equity as of December 31, 2006 and 2007. The operating data presented below, which is based on 100 percent of Cerro Verde’s production and reserves, is derived from Cerro Verde’s records and has not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
	(In thousands of US$)(2)
Income statement data:
Peruvian GAAP
Net sales of goods	156,724	260,782	358,928	667,671	1,794,559
Total revenues	156,724	260,782	358,928	667,671	1,794,559
Costs of sales
Total costs of sales	(103,962)	(119,482)	(133,715)	(140,423)	(418,108)
Gross margin	52,762	141,300	225,213	527,248	1,376,451
Operating expenses
Selling expenses	(601)	(1,089)	(1,295)	(3,538)	(54,405)
Negotiated payment (voluntary contribution)	-	-	-	-	(48,674)
Other operating expenses	-	-	-	(48,100)	(2,432)
Total operating expenses	(601)	(1,089)	(1,295)	(51,638)	(105,511)
Operating income	52,161	140,211	223,918	475,610	1,270,940
Other income (expenses), net
Financial income	142	1,148	7,063	10,899	33,168
Financial expense	(2,293)	(1,975)	(14)	(2,984)	(23,346)
Other, net	6,864	(31)	169	(550)	(426)
Total other income (expenses), net	4,713	(858)	7,218	7,365	9,396
Income before workers’ profit sharing and income tax	56,874	139,353	231,136	482,975	1,280,336
Workers’ profit sharing	(2,726)	(11,502)	(18,578)	(42,805)	(106,846)
Income tax	(10,873)	(40,188)	22,105	4,451	(368,805)
Net income	43,275	87,663	234,663	444,621	804,685

Basic and diluted earnings per share	0.19	0.386	0.785	1.270	2.300
Dividends per share	-	0.066	0.492	-	1.77

Average number of shares outstanding	227,309,099	227,309,099	298,911,465	350,056,012	350,056,012

U.S. GAAP
Operating income (loss)	53,894	141,967	224,715	476,432	1,284,612
Net income	44,483	88,794	235,460	445,443	573,726

Basic and diluted earnings per share	0.196	0.391	0.788	1.272	1.640

Balance sheet data:
Peruvian GAAP
Total assets	238,947	364,043	908,800	1,651,256	1,985,810
Total debt	-	-	1,906	183,667	73,764
Shareholders’ equity	192,948	265,611	816,436	1,261,057	1,445,742

U.S. GAAP
Total assets	221,005	347,857	893,851	1,637,584	1,985,810
Shareholders’ equity	181,393	255,187	806,809	1,252,252	1,205,978

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	192,537	195,108	206,245	221,726	594,227
Proven and probable reserves
Copper (in thousands of DMT)	657,511	1,646,742	1,594,184	1,741,432	1,765,634

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Nuevos Soles in U.S. Dollars for the period indicated, as published by the Superintendencia de Bancos y Seguros (Superintendent of Bank and Insurance, or the SBS). The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

2003	3.495	3.461	3.478	3.463
2004	3.499	3.277	3.413	3.277
2005	3.427	3.253	3.303	3.427
2006	3.355	3.194	3.264	3.194
2007	3.201	2.967	3.123	2.995

2007	High(5)	Low(5)	Average(6)	Period end(7)
December	3.000	2.967	2.980	2.995

2008
January	2.983	2.923	2.950	2.933
February	2.930	2.886	2.905	2.886
March	2.884	2.737	2.810	2.743
April	2.848	2.692	2.746	2.848
May	2.867	2.756	2.804	2.841
June	2.966	2.799	2.890	2.965

(1)	Expressed in nominal (not inflation adjusted) Nuevos Soles.
(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.
(3)	Average of month-end exchange rates based on the offered rate.
(4)	End of period exchange rates based on the offered rate.
(5)	Highest and lowest of the exchange notes based on the offered rate on the last day of each month.
(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.
(7)	The exchange rate based on the offered rate on the last day of each relevant month.
Source: SBS

On July 4, 2008, the offered rate for Dollars as published by the SBS was S/.2.889 = US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Factors Relating to the Company

Dependence on Mining Exploration Agreements

An integral part of our operations is the participation in mining exploration projects with experienced mining companies. Such projects benefit us by providing a source of outside funds for exploration of mining rights, giving us access to the holdings of outside parties without the risks and costs of outright acquisition. They also enable us to expand the scope of knowledge and experience of our senior management, geologists and engineers through increased contact with their counterparts from other organizations. We can be highly dependent upon our partners, co-venturers or other shareholders in a joint mining exploration project carrying out their obligations under the applicable joint mining exploration agreement or mining operating agreement. Such partners, co-venturers and other shareholders in a joint mining exploration venture may contribute capital to cover the expenses of the joint venture project or provide critical technological expertise and/or management and organizational expertise. See “Item 4. Information on the Company—Yanacocha—Overview” for a description of how we and Newmont Mining Corporation, a Delaware corporation, or Newmont Mining, have joined together to participate in Yanacocha and how Yanacocha is dependent upon Newmont Peru Limited, Peruvian Branch, or Newmont Peru, to provide management and other expertise to the Yanacocha project. If, however, a partner, a co-venturer or in certain cases another shareholder does not carry out its obligations under the applicable joint venture agreement, joint mining operating agreement, by-laws or shareholders agreement, the value of our investment in the joint mining exploration project could be adversely affected and we could incur significant expense in enforcing our rights or pursuing remedies. There can be no assurance that our current or future partners will fulfill their obligations under such agreements. See “Item 4. Information on the Company—Yanacocha” and “Item 4. Information on the Company—The Company—Business Overview—Exploration.”

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

Prices of Gold, Silver and Copper

Because our revenues are derived primarily from the sale of ore concentrates containing gold and silver, Yanacocha’s revenues are derived primarily from the sale of gold and silver and Cerro Verde’s revenues are derived primarily from copper sales, the prices we, Yanacocha and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, and our, Yanacocha’s and Cerro Verde’s earnings, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for and worldwide supply of gold, silver, copper and other metals; the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals. Due to actions taken in 2007 and early 2008 to release our gold hedge book from specified fixed prices, we are now completely unhedged as to the price at which our gold and silver will be sold. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold, silver and copper. See “Risk Factors—Factors Relating to the Company—Hedging,” “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 30 to the Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2007, see “Item 4. Information on the Company—The Company—Business Overview—Sales of Metal Concentrates.” On December 31, 2007 and June 30, 2008, the morning fixing price for gold on the London Bullion Market was US$836.50 per ounce and US$930.25 per ounce, respectively. On December 31, 2007 and June 30, 2008, the afternoon fixing spot price of silver on the London market, or London Spot, was US$14.76 per ounce and US$17.41 per ounce, respectively. On December 31, 2007 and May 30, 2008, the London Metal Exchange Settlement price for copper was US$3.03 per pound and US$3.98 per pound, respectively.

The world market prices of gold, silver and copper have historically fluctuated widely and there is no assurance that the prices for these metals will continue to maintain their current high historical levels. We cannot predict whether metal prices will rise or fall in the future. A decline in the market price of one or more of these metals could adversely impact our revenues, net income and cash flows and adversely affect our ability to repay our debt and meet our other financial obligations.

In addition, sustained low gold, silver or copper prices could: reduce revenues further through production declines due to cessation of the mining of deposits, or portions of deposits, that have become uneconomic at the then-prevailing market price; reduce or eliminate the profit that we currently expect from reserves; halt or delay the development of new projects; reduce funds available for exploration; and reduce existing reserves by removing ores from reserves that can no longer be economically processed at prevailing prices. Such declines in price and/or reductions in operations could also cause significant volatility in our financial performance and adversely affect the trading prices of our Common Shares and ADSs.

Impact of Government Regulation

Our, Yanacocha’s and Cerro Verde’s activities in Peru depend on mining concessions for exploration, which we refer to as mining concessions, being obtained from the Peruvian Ministry of Energy and Mines, or MEM, in our case, and through the assignment of concessions granted to a related entity by the Peruvian government, in the case of Yanacocha. In addition, our and Yanacocha’s activities in Peru depend on provisional permits, obtained from the MEM, for exploration rights of the area of the claim, which we refer to as provisional permits, and together with mining concessions, referred to as mining rights, and/or processing concessions, obtained from the MEM, for treatment of mining ores, or processing concessions, as well as compliance by us and Yanacocha with certain agreements entered into with the Peruvian government. Under Peru’s current legal and regulatory regime, our mining rights have an indefinite term and Yanacocha’s assigned mining rights have a term of 20 years, contingent upon payment of the annual concession fee for each mining right, with an option to renew for an additional term of 20 years. The mining rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. In addition if, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year payment was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. Our and Yanacocha’s processing concessions enjoy the same duration and tenure as the mining rights, subject to payment of a fee based on nominal capacity for the processing plant. Failure to pay such processing fees or fines for two consecutive years could result in the loss of the processing concessions. We are, and Yanacocha has informed us that Yanacocha is, current in the payment of all amounts due in respect to its mining and processing concessions.

On June 24, 2004, the Peruvian Congress approved Law No. 28258 – Mining Royalties Law. This law established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from 1 to 3 percent over the value of mineral concentrates based on international market prices. As provided by Law No. 28969, effective since January 26, 2007, government tax agencies are responsible for the collection of mining royalties. See “Item 4. Information on the Company—The Company—Business Overview—Regulatory Framework—Mining Royalties.” We made our first payment of the mining royalty pursuant to Law No. 28258 in 2004. Yanacocha and Cerro Verde were exempt from this payment pursuant to its Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. There can be no assurance that the Peruvian government will not impose additional mining royalties on us, Yanacocha or Cerro Verde in the future or that such mining royalties will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s results of operations or financial condition.

In addition, during 2006 Peruvian mining companies, represented by the Sociedad Nacional de Minería, Petróleo y Energía, agreed to a mining payment equivalent to 3.75 percent of income after taxes. The payment was negotiated with the Peruvian government and is intended to support government efforts to alleviate poverty. On December 21, 2006, the Peruvian government issued Supreme Decree No. 071-2006-EM, which approved the form of agreement to be entered by mining companies and the Peruvian government and authorized the Minister of Economy and Finance and the Minister of Energy and Mines to sign such agreements. The form of agreement contains the conditions under which the negotiated payment will be paid by Peruvian mining companies. The payment amounts to 3.75 percent of Peruvian income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund. This payment is payable from 2006 through 2010, contingent on the price of gold. Payments shall be made on or before April 30 of each year, after the income tax sworn declaration is submitted to the Peruvian tax authority. Pursuant to the Supreme Decree 033-2007-EM, mining companies can make the payments to the local and regional funds after such deadline, provided the prior approval of the Ministry of Energy and Mines and the Ministry of Economy and Finance is obtained. Fulfillment of the payment obligations will be reviewed by an audit entity by performing certain agreed-upon procedures to verify the validity of the payment amounts recorded as such with the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or CONASEV) to be agreed between the mining company, the Ministry of Energy and Mines and the Ministry of Economy and Finance.

In 2007, Cerro Verde negotiated an agreement with the Peruvian government that allowed a credit against contributions to the local mining fund for Cerro Verde’s work in constructing water and sewage treatment facilities in the Arequipa region in 2006. However, during the third-quarter of 2007, Cerro Verde’s agreement with the government was modified to exclude this credit. As of December 31, 2007, Cerro Verde’s liability associated with the local mining fund contributions totaled US$49 million.

Environmental and other Regulatory Matters

Our, Yanacocha’s and Cerro Verde’s exploration, mining and milling activities, as well our and Yanacocha’s smelting and refining activities, are subject to a number of Peruvian laws and regulations, including environmental laws and regulations. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharges, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our, Yanacocha’s and Cerro Verde’s operations and require us, Yanacocha and Cerro Verde to make significant capital expenditures in the future. Although we believe we are substantially in compliance, and Yanacocha and Cerro Verde have advised us that Yanacocha and Cerro Verde are substantially in compliance, with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s business or results of operations. See “Item 4. Information on the Company—The Company—Regulatory Framework—Environmental Matters” and “—Permits” and “Item 4. Information on the Company—Yanacocha—Regulation, Permit and Environmental Matters.”

Hedging

Since 2003, we have been modifying the terms of certain derivative instruments in order to qualify them as normal sales contracts. On January 15, 2007, we modified the schedule of commitments for gold with two of our clients. As a consequence of this modification, we transferred 208,000 and 108,000 gold ounces that had been committed for sale in 2007 and 2008, respectively, and committed them for sale in 2012 instead, without any cash disbursement. In March and May 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on determined commitments for a total of 971,000 gold ounces scheduled for delivery from 2008 to 2012, which required us to make aggregate payments of US$315.69 million. Additionally, in January and February 2008, we negotiated with several counterparties to eliminate the fixed or maximum price component on all of our outstanding gold commitments, representing 922,000 gold ounces, which required us to make aggregate payments of US$517.15 million. After these transactions, we will continue delivering physical gold as scheduled but will receive the prevailing market price at the time of delivery. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold, silver and copper. See “—Factors Relating to the Company—Prices of Gold, Silver and Copper.”

At El Brocal, we implemented a base metal hedging policy for a maximum of 30% of El Brocal’s total payable metal contained per year, for up to three years. As of March 31, 2008 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps. Outstanding hedging commitments for 2008 to 2010 amount to 10% of payable metal and are as follows: (i) 4,200 metric tons of copper at an average price of US$7,273 per metric ton, (ii) 15,900 metric tons of lead at an average price of US$2,797 per metric ton and (iii) 18,750 metric tons of zinc at an average price of US$2,757 per metric ton.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 30 to the Financial Statements.

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

Speculative Nature of Precious Metals Exploration

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that our, Yanacocha’s or Cerro Verde’s precious metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our or Yanacocha’s exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start up phase. Yanacocha and Cerro Verde used US$575 per ounce of gold and US$1.75 per pound of copper to calculate their gold and copper reserves, respectively, as of December 31, 2007; we use a fixed price of US$575 per ounce of gold and a three-year average historic price of US$10 per ounce of silver to calculate our proven and probable ore reserves.

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

Indebtedness

We incurred significant indebtedness during 2007 and 2008 in connection with the unwinding of our gold hedge book. The agreements governing our indebtedness contain covenants that restrict our ability to:

▪	incur additional indebtedness;

▪	engage in transactions with affiliates;

▪	create liens on our assets;

▪	make certain investments;

▪	sell assets, subject to certain exceptions;

▪	acquire other companies or dissolve, liquidate or merge with or into other companies;

▪	enter into unrelated businesses;

▪	make guarantees;

▪	enter into burdensome agreements; and

▪	enter into certain hedging transactions other than in the ordinary course of business.

In addition, we are required to maintain certain financial ratios and operating metrics.

Any failure to comply with the restrictions under any agreement governing our other indebtedness may result in an event of default. Such default may allow the creditors to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt agreements. Our assets and cash flow may not be sufficient to fully repay borrowings under our debt instruments that are accelerated upon an event of default.

If we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our loan or credit agreements at maturity or in the event of a default, the lenders could declare all borrowings outstanding (together with accrued interest and other fees) immediately due and payable and institute foreclosure proceedings against the security. Any such actions could force us into bankruptcy or liquidation.

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

Reserves Estimates

The proven and probable ore reserve figures presented in this Annual Report are our, Yanacocha’s and Cerro Verde’s estimates, and there can be no assurance that the level of recovery of gold, silver, copper and certain other metals will be realized. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, silver and other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect our or Yanacocha’s profitability in any particular accounting period. See “Item 4. Information on the Company—Property, Plants and Equipment—Our Property—Reserves” and “Item 4. Information on the Company—Property, Plants and Equipment—Yanacocha’s Properties—Reserves.”

Replacement of Reserves

As we produce gold, silver, zinc and other metals, we deplete our ore reserves for such metals. To maintain production levels, we must replace depleted reserves by exploiting known ore bodies and locating new deposits. Success in exploration for gold, silver and the other metals we produce is very uncertain and there is a risk that our depletion of reserves will not be offset by new discoveries.

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

Increased Equipment Costs and Shortages; Increase Production Costs

In recent years there has been a significant increase in mining activity worldwide in response to increased demand and significant increases in prices of natural resources. The opening of new mines and expansion of existing mines has led to increased demand for, and increased costs and shortages of, equipment, supplies and experienced personnel. These cost increases have significantly increased overall operating and capital budgets of companies like ours, and continuing shortages could affect the timing and feasibility of expansion projects.

Energy represents a significant portion of our production costs. Our principal energy sources are electricity, purchased petroleum products, natural gas and coal. An inability to procure sufficient energy at reasonable prices could adversely affect our profits, cash flow and growth opportunities. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as sulfuric acid, grinding media, steel, reagents, liners, explosives and diluents. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control and such prices are at times subject to volatile movements. Increases in the cost of these commodities could make our operations less profitable, even in an environment of relatively high copper prices. Increases in the costs of commodities that we consume or use may also significantly affect the capital costs of new projects.

Labor Matters

Prior to April 30, 2007, we had not experienced any strikes during the past five years.  On April 30, 2007, we experienced a five-day labor stoppage at the Uchucchacua mine, which coincided with a strike called by the National Mining and Metallurgical Union.  In November 2007, unionized workers at Uchucchaccua engaged in a three-day strike called by the National Mining and Metallurgical Union. There can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

In February 2004, Yanacocha entered into its first collective bargaining agreement with Workers’ Union of Minera Yanacocha S.R.L., or the Union, which was created and registered before the Peruvian Labor Ministry on December 9, 2003. This collective bargaining agreement expired in February 2007. In May 2007, Yanacocha completed negotiations with the Union’s members and entered into a new collective bargaining agreement, which is applicable only to the Union’s members and effective from March 2007 to February 2010. Yanacocha has informed us that it considers its relations with its employees to be good. However, a small percentage of Union members engaged in a two-day strike in November 2007, called by the National Mining and Metallurgical Union. The strike did not have any material impact on Yanacocha’s operations; nevertheless there can be no assurance that Yanacocha will not experience other strikes or labor-related work stoppages that could have a material adverse effect on its operations or its operating results. See “Item 6. Directors, Senior Management and Employees—Employees” and “Item 4. Information on the Company—Yanacocha—Employees.”

On June 10, 2008, the the Sindicato Unico de Trabajadores de Sociedad Minera de Cerro Verde S.A.A. commenced an 11-day strike at Cerro Verde. The strike, which was declared illegal by the Peruvian Work Ministry, ended on June 21, 2008 and did not negatively impact Cerro Verde’s operations.

Political and Social Perception

Our and Yanacocha’s exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests, including community protests at our La Zanja project, a roadblock in protest of drilling activities at Yanacocha’s Cerro Quilish mine and a roadblock carried out by members of the Combayo community. In September 2004, due to the incidents at Cerro Quilish, Yanacocha suspended all drilling activities at this mine. In December 2004, Yanacocha removed the Cerro Quilish gold deposit from its proven and probable reserves. See “Item 4. Information on the Company—The Company—History and Development—Greenfield Exploration Projects—La Zanja” and “Item 4. Information on the Company—Yanacocha—Legal Proceedings.” There can be no assurance that these incidents will not continue, or that similar incidents will not occur, or that the continuation or intensification of community protests would not adversely affect our or Yanacocha’s exploration and production activities or our or Yanacocha’s results of operations or financial condition.

On June 30, 2008, the contractor workers of our Uchucchacua mining unit commenced a 7-day strike promoted by the National Federation of Mining Unions. The strike was declared illegal by the Peruvian Work Ministry.

Investment Company Act

We own a 43.65 percent partnership interest in Yanacocha and an 18.50 percent equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act.

Under the Investment Company Act, an investment company is defined in relevant part to include (i) any company that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities and (ii) any company that owns or proposes to acquire investment securities having a value exceeding 40 percent of such company’s total assets (exclusive of certain items) on an unconsolidated basis. Issuers that are investment companies within the meaning of the Investment Company Act, and which do not qualify for an exemption from the provisions of such act, are required to register with the Commission and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. If we were deemed to be an investment company and did not qualify for an exemption from the provisions of the Investment Company Act, we would be required to register with the Commission and would be subject to such regulations, which would be unduly burdensome and costly for us and possibly adversely impact us.

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

Factors Relating to Peru

Exposure to Peruvian Political Risk

All of our, Yanacocha’s and Cerro Verde’s operations are conducted in Peru. Accordingly, our, Yanacocha’s and Cerro Verde’s business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru.

During the past several decades, Peru has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently played an interventionist role in the nation’s economy and social structure. Among other things, past governments have imposed controls on prices, exchange rates and local and foreign investment as well as limitations on imports, restricted the ability of companies to dismiss employees, expropriated private sector assets (including mining companies) and prohibited the remittance of profits to foreign investors.

During the 1980s, government policies restricted our ability, among other things, to repatriate funds and import products from abroad. In addition, currency exchange rates were strictly controlled, and all export sales were required to be deposited in Peru’s Banco Central de Reserva, or Central Bank, where they were exchanged from U.S. Dollars to Peruvian currency at less-than-favorable rates of exchange. These policies generally affected our results of operations. Controls on repatriation of funds limited the ability of our shareholders to receive dividends outside of Peru, but did not limit the ability of our shareholders to receive distributions of earnings in Peru. See “Item 10. Additional Information—Exchange Controls.”

In July 1990, Alberto Fujimori was elected president of Peru, and his administration implemented a broad-based reform of Peru’s political system, economy and social conditions, aimed at stabilizing the economy, restructuring the national government by reducing bureaucracy, privatizing state-owned companies, promoting private investment, developing and strengthening free markets, institutionalizing democratic representation and enacting programs for the strengthening of basic services related to education, health, housing and infrastructure. However, after Fujimori’s reelection to his third five-year term of office on May 29, 2000, Fujimori resigned from his post amid increasing social pressure. The Peruvian Congress appointed Valentin Paniagua as interim President. New elections were subsequently held on April 8, 2001 and a run-off election was held on June 3, 2001, in which Alejandro Toledo was elected President. President Toledo’s government has largely retained the economic policies of the previous government, focusing on promoting private investment, privatizing state-owned companies in various sectors including energy, mining and public services.

At the elections held on April 9, 2006, no presidential candidate received the required 50 percent or more of the votes. As a result, a second round election between the top two presidential candidates, Ollanta Humala Tasso from the Partido Union por el Peru, or the UPP, and Alan García Pérez of the Partido Alianza Popular Revolucionaria, or APRA, was held on June 4, 2006. Alan García Pérez was elected, but he has no majority in Congress. The new government has continued the economic policies of its predecessor.

During 1980s and early 1990s the Sendero Luminoso, or SL, and the Movimiento Revolucionario Tupac Amaru, or MRTA, terrorist organizations were particularly active in Peru. Although SL and MRTA were almost de-activated in 1992 and 1997 respectively, we cannot guarantee that acts by these or other terrorist organizations will not adversely affect our operations in the future.

Risks of Inflation, Reduced Economic Growth and Currency Devaluation

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by Instituto Nacional de Estadística e Informática, or INEI, has fallen from a high of 7,649.7 percent in 1990 to 2.5 percent in 2003, 3.5 percent in 2004, 1.5 percent in 2005, 1.1 percent in 2006 and 3.93 percent in 2007. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to revaluations of 1.5 percent in 2003 and 5.5 percent in 2004, a devaluation of 4.5 percent in 2005 and revaluations of 6.4 percent in 2006 and 7.0 percent in 2007. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and American Depositary Shares, or ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2007 were US$27.7 billion as compared to US$17.6 billion at December 31, 2006. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

Peru’s current account deficit is being funded partially by foreign direct investment. There can be no assurance that foreign direct investment will continue at current levels, particularly if adverse political or economic developments in Peru arise, a development that may also contribute to devaluation pressure.

Deterioration in Economic and Market Conditions in Latin America and Other Emerging Market Countries

The market for securities issued by Peruvian companies is influenced by economic and market conditions in Peru and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country is likely to cause the capital markets in other countries to fluctuate. For example, political and economic events, such as the crises in Venezuela, Ecuador, Bolivia, Brazil and Argentina, have influenced investors’ perceptions of risk with regard to Peru. The negative investor reaction to developments in our neighboring countries may adversely affect the market for securities issued by countries in the region, cause foreign investors to decrease the flow of capital into Latin America and introduce uncertainty about plans for further integration of regional economies.

Exchange and Investment Controls

Peruvian law currently imposes no restrictions on the ability of companies operating in Peru to transfer foreign currency from Peru to other countries, to convert Peruvian currency into foreign currency or foreign currency into Peruvian currency or to remit dividends abroad or on the ability of foreign investors to liquidate their investment and repatriate their capital. Prior to 1991, Peru had restrictive exchange controls and exchange rates. During the latter part of the 1980s, exchange restrictions prevented payment of dividends to our shareholders in the United States in U.S. Dollars. Accordingly, should such or similar controls be instituted, dividends paid to holders of Common Shares and, consequently, holders of American Depositary Receipts, or ADRs, could be affected. There can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See “Item 10. Additional Information—Exchange Controls.”

Corporate Disclosure and Accounting Standards

We prepare our financial statements using Peruvian GAAP, which differs in certain material respects from U.S. GAAP. Thus, the presentation of Peruvian financial statements and reported earnings may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP. See Note 35 to the Financial Statements for a description of the significant differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 36 for a reconciliation to U.S. GAAP of our net income and shareholders’ equity for the period included therein. In addition, as a foreign private issuer in the United States, we have less intensive reporting requirements and information regarding us may not be as readily disseminated into the market.

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

Factors Relating to the Common Shares and ADSs

Voting Rights; Effective Control by Principal Shareholders

The aggregate percentage of the economic interest of our outstanding share capital held by Alberto Benavides de la Quintana, our Chairman and former Chief Executive Officer, and certain members of his immediate and extended family and their spouses, or the Benavides Family, as of April 30, 2008, was 27.01 percent. Because of the significant ownership interest the Benavides Family holds in common shares and because the Investment Shares held by others do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has a significant influence over the outcome of substantially all matters to be decided by a vote of shareholders. In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among us, The Bank of New York, as depositary, or the Depositary, and the owners and beneficial owners of ADSs, or the Amended and Restated Deposit Agreement, relating to our ADSs, if holders of ADSs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by us, which will likely be Alberto Benavides de la Quintana, a discretionary proxy to vote such shares, unless we inform the Depositary that we do not wish such proxy to be given.

Fewer and Less Well-Defined Shareholders’ Rights

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

Possible Inability of ADS Holders to Exercise Preemptive Rights

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by us unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Shares to be issued in such increase, by holders of Common Shares, holding at least 40 percent of the Common Shares, at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, United States holders of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any registration statement as well as the benefits to it of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. Therefore, no assurance can be given that any such registration statement would be filed. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders’ preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs and such holders’ equity interest in us would be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

ITEM 4.	Information on the Company

THE COMPANY

History and Development

Overview

We are Peru’s largest publicly-traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals, in Peru. We currently operate the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite and Ishihuinca mines and have controlling interests in two other mining companies which operate the Colquijirca and Shila-Paula mines. We also own an electric power transmission company and an engineering services consulting company and have minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America’s largest gold mine, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2007, our consolidated net sales were US$747 million and our consolidated net income was US$275 million. The tables below summarize the total production and our equity share of production for the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite and Ishihuinca, Shila-Paula, El Brocal, Yanacocha and Cerro Verde mines for the year ended December 31, 2007:

	TOTAL PRODUCTION					BUENAVENTURA’S EQUITY SHARE OF PRODUCTION
UNIT	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST	BVN SHARE (%)	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST
	(in thousands)					(in thousands)
Orcopampa and Poracota	83.2	284.6	—	—	—	100.00	83.2	284.6	—	—	—
Uchucchacua	9,873.8	—	9.7	8.7	—	100.00	9,873.8	—	9.7	8.7	—
Julcani	1,483.4	—	1.7	0.1	—	100.00	1,483.4	0.0	1.7	0.1	—
Recuperada	696.0	—	2.2	3.3	—	100.00	696.0	—	2.2	3.3	—
Antapite	90.4	72.2	—	—		100.00	90.4	72.2	—	—	—
Ishihuinca	—	14.9	—	—	—	100.00	—	14.9	—	—	0.2
Shila-Paula	104.7	32.3	—	—	—	100.00	104.7	32.3	—	—	—
EI Brocal	7,099.1	—	34.9	96.1	1.4	34.29	2,434.3	—	12.0	32.9	0.5
Yanacocha	2,318.7	1,563.7	—	—	—	43.65	1,012.1	682.5	—	—	—
Cerro Verde	1,219.0	—	—	—	297.1	18.50	225.5	—	—	—	55.0
TOTAL CONTENT	22,968.2	1,967.6	48.5	108.1	298.7		16,003.3	1,086.5	25.6	45.0	55.6

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

Since the late 1980s, we have continued our efforts to decrease our exposure to silver price fluctuations and have pursued a plan to increase overall precious metals production and production efficiency. We have continued to expand our mineral reserves through the implementation of property acquisition and intensive exploration programs designed to increase reserves and production of gold. As part of this strategy, we acquired an equity interest in Yanacocha and conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at the Orcopampa, Shila, Ishihuinca and Antapite mines. These initiatives have transformed us from primarily a silver producer into primarily a gold producer, based on allocated revenue. In 2007, gold, copper, silver and other metals accounted for 44 percent, 22 percent, 13 percent and 21 percent, respectively, of our equity share of production value in our consolidated subsidiaries, Yanacocha and Cerro Verde.

On January 14, 1992, we, through our wholly-owned subsidiary, Compañía Minera Condesa S.A., or Condesa, together with Newmont Second Capital Corporation, or Newmont Second, a wholly-owned subsidiary of Newmont Mining, and Société d’Etudes, de Recherches et d’Exploitations Miniéres, or Serem, a wholly-owned subsidiary of the Bureau de Recherches Geologiques et Minières, or BRGM, the geological and mining bureau of the French government, formed Yanacocha to continue exploration of the deposits at a mining site in the Cajamarca area. At that time, Yanacocha was 38 percent owned by Newmont Second, 24.7 percent owned by Serem, 32.3 percent owned by Condesa and 5 percent owned by The International Finance Corporation, or IFC, the branch of the World Bank that promotes private investments. As of May 31, 2008, our participation in Yanacocha is 43.65 percent, and Newmont Second’s is 51.35 percent, with IFC continuing to own 5 percent.

In October 2000, we and Newmont Mining agreed to consolidate our properties in Cajamarca, northern Peru, in Yanacocha. Under the consolidation plan and according to agreements signed in December 2000, we sold several assets to Yanacocha, including the Minas Conga project, the China Linda lime plant, mining rights, aerial land and other machinery and equipment and inventories. See “—Property, Plants and Equipment—Yanacocha’s Properties—Operating Properties.” We received approximately US$9 million in connection with this sale. We also entered into an administration agreement with Yanacocha, setting forth that we would manage the China Linda lime plant until December 18, 2010, for a monthly fee of US$10,000 plus reimbursement of all incurred costs. However, in December 2001, Yanacocha terminated the agreement and we ceased to manage the China Linda plant. As a result of the termination, we received a payment of US$1,800,000 from Yanacocha.

On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares for US$154.9 million, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent. Freeport-McMoran Copper & Gold Inc. maintains a majority interest in Cerro Verde. See “—Intermediate Holding Companies, Subsidiaries and Equity Participations—Sociedad Minera Cerro Verde S.A.A.” As of March 31, 2008, Cerro Verde was 53.56 percent owned by Cyprus Climax Metals Company, a subsidiary of Freeport-McMoran Copper & Gold Inc., 21 percent owned by SMM Cerro Verde Netherlands B.V. and 18.50 percent owned by us.

Redesignation of our Shares and ADSs; Share Split

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

In March 2008, our shareholders approved an increase in the nominal par value of our Common Shares and Investment Shares from S/.4.00 per Common Share or Investment Share to S/.20.00 per Common Share or Investment Share, as well as a subsequent two for one stock split of our Common Shares and Investment Shares. We expect that the stock split will be effected in July 2008, at which time holders of our Common Shares, Investment Shares and ADSs will receive one additional Common Share, Investment Share or ADS, as the case may be, for each Common Share, Investment Share or ADS, as the case may be, held by such holder.  In connection with the stock split, our bylaws have been amended to decrease the nominal par value of our Common Shares and Investment Shares from S.20.00 to S/.10.00 Common Share or Investment Share.

Business Strategy

Our strategy is to strengthen our position as one of Peru’s leading gold and silver mining companies by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont, Minera ABX Exploraciones S.A., or ABX, Gold Fields Peru S.A., or Gold Fields, Southern Copper Corporation, or SCC, Phelps Dodge Corporation, or Phelps Dodge, and Teck Cominco Perú S.A., or Teck Cominco. Further, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

We view an active exploration program as our primary means to obtain new reserves. As of May 2008, we hold, either directly or in conjunction with exploration partners, 593,269 hectares of mining rights, excluding an additional 205,615 hectares in mining properties which consolidate production units, making us a major holder of mining rights in Peru.

During 2007 we spent approximately US$50.6 million on “greenfield” and “brownfield” exploration-related investments in Peru. Our “greenfield” investments focused on the following exploration projects: El Faique, La Zanja, Tantahuatay, Hualgayoc, Los Pircos, El Milagro, Titiminas, Llillinta, Huañacancha, Breapampa, Trapiche and Argentina. In 2008, we intend to concentrate on the El Faique, La Zanja, Tantahuatay, Hualgayoc, El Milagro, Titiminas, Huañacancha, Chucapaca, Breapampa, Trapiche and Argentina exploration projects with a budget of approximately US$21.2 million. The 2007 exploration program was financed by internal funds as well as a US$4.3 million contribution by Newmont Peru S.R.L., SCC and Gold Fields. Our “brownfield” investments focused on the following exploration projects in 2007: Soras, Pozo Rico, Mallay, Anamaray, Layo and Shila-Paula. In 2008, we intend to invest US$6.8 million in the Mallay, Anamaray, Soras, Layo, Umachulco-Manto N and Shila-Paula brownfield exploration projects.

Participation in Mining Exploration Agreements

In addition to managing and operating precious metals mines, we participate in mining exploration agreements with mining partners to reduce risks, gain exposure to new technologies and diversify revenues to include other metals. See “—Business Overview—Exploration.” We believe that maintaining our focus on mining operations complements our partnership strategy because the engineering and geological expertise gained from such operations enhances our ability to participate in and contribute to those projects.

Capital Expenditures

Our capital expenditures in the past three years have related principally to the acquisition of new mining properties, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration are not included herein and are discussed separately in “—Business Overview—Exploration.” Set forth below is information concerning capital expenditures incurred by us in respect of each of our principal operating mines (not including capital expenditures for administrative purposes or other non-mining subsidiaries) and by category of expenditure:

	Year Ended December 31,
	2005		2006		2007
			(in thousands)
Julcani	US$	133	US$	802	US$	1,089
Uchucchacua		6,610		13,560		5,458
Orcopampa(a)		3,122		13,649		12,977
Recuperada		122		939		1,563
Ishihuinca		229		154		142
Shila-Paula(b)		427*		1,385		442
Colquijirca		3,222		15,362		6,346
Antapite(c)		899		5,440		7,527
Conenhua(d)		137		537		3,846
Total	US$	14,904(e)	US$	51,828	US$	39,390

	Year Ended December 31,
	2005		2006		2007
			(in thousands)
Machinery and equipment	US$	1,796	US$	2,634	US$	5,768
Infrastructure		4,836		20,998		23,362
Mining		2,609		5,856		6,153
Milling		4,713		17,594		1,316
Transportation		200		999		938
Communications		136		205		65
Environmental		22		20		174
Other		532		3,522		1,614
Total	US$	14,904	US$	51,828	US$	39,390

(a)	For 2007, includes US$3.2 million for the expansion of the tailing dam and US$1.0 million for the expansion of the plant.
(b)	As of January 1, 2005, Paula’s operating data has been consolidated with Shila’s operating data.
(c)	The 2007 figure includes US$6.8 million for the expansion of tailing dam number 4.
(d)	The 2006 figure includes US$3.5 million for the construction of the Cajamarca Norte – Goldmill Transmission Line.
(e)	Does not include US$23.9 million for mining rights.

We financed our capital expenditures in 2005, 2006 and 2007 with internally-generated funds.

We have budgeted approximately US$53.0 million and US$48.0 million for capital expenditures in 2008 and 2009, respectively. Exploration expenses in non-operating units are expected to be US$35.0 million and US$35.0 million in 2008 and 2009, respectively. To fund our planned capital expenditures program, we plan to use internally-generated funds. See “Item 5. Operating and Financial Review and Prospects—The Company—Liquidity and Capital Resources.”

In Uchucchacua, our ongoing projects include (i) the deepening of the master shaft in the Carmen mine from level 3,990 to level 3,930, (ii) the construction of ramp 626 and the deepening of the Luz Shaft in the Socorro mine to reach level 3,920 from level 4,060 and (iii) the plant expansion from 2,500 short tons per day, or STPD, to 3,000 STPD to treat additional lead/zinc material from lower levels of the time. In Orcopampa, our ongoing projects include (i) the deepening of the Nazareno shaft from level 3,290 to level 3,170 and (ii) the construction of facilities to treat the old flotation tailing that will permit the recovery of approximately 53,000 ounces of gold in 2008 and 2009.

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

Business Overview

Production

We principally produce refined gold and different types of metal concentrates that we distribute and sell internationally, including silver-lead concentrate, silver-gold concentrate, zinc concentrate and lead-gold-copper concentrate. The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Poracota, Recuperada (which resumed operations in February 2006), Ishihuinca, Paula, Colquijirca and Shila mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine’s production.

	Year Ended December 31,
	2005	2006	2007
Gold (oz.)(1)	388,042	405,383	403,955
Silver (oz.)	16,429,816	22,179,552	19,403,507
Zinc (ST)(2)	69,550	80,686	108,110
Lead (ST)	35,619	44,436	48,521
Copper (ST)	280	141	1,578

(1)	Throughout this Annual Report, “oz” refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0134 grams.
(2)	Throughout this Annual Report, “ST” refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

We view exploration as our primary means of generating growth value for shareholders and typically maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. We currently hold, either directly or in conjunction with exploration partners, 593,269 hectares of mining rights as part of our exploration program; this figure excludes an additional 205,615 hectares in mining properties which are involved in consolidated production units. We invested approximately US$55.6 million in exploration for Mineralized Material not in Reserve, or NRM, during 2007, including 47,980 meters of exploratory diamond drilling and 5,937 meters of exploratory underground workings in the El Faique, La Zanja, Tantahuatay, Hualgayoc, Los Pircos, Mallay, Pampa Andino, Llillinta, El Milagro, Titiminas, Huañacancha, Breapampa, Trapiche, Layo, Soras and Shila Paula projects. In addition, our exploration partners invested US$4.3 million in the Tantahuatay, La Zanja, Hualgayoc and Cordillera Negra projects.

In 2008, we expect to invest a minimum of approximately US$53.0 million in greenfield and brownfield exploration activities. Exploration programs at our principal mines are individual and expressed as part of mine cost structure. Exploration expenditures in greenfield and brownfield projects include all of the costs associated with manpower and activities such as geologists, contractors, engineering, drilling equipment, metallurgical testing and economic feasibility studies. Management of the exploration division prepares programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to finance each particular exploration activity considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high geological expectation as decided by management. We also allocate non-budgeted amounts over the course of the year to new projects based on our needs and our geologists’ periodic evaluations of the progress of each opportunity and its potential for further exploration of minerals.

An integral part of our exploration program is the participation in mining exploration agreements with affiliates of experienced mining companies, including Newmont Peru S.R.L., ABX, SCC and Gold Fields La Cima. The benefits of these joint exploration projects include greater investment in the exploration of our mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers. In these mining exploration agreements, we may be the designated operator, an equity participant, the manager or a combination of these and other functions.

We do not generally conduct significant research and development activities other than investments in geological research and exploration as described herein. Nevertheless, we have sponsored university-based research and training of geological staff, with the objective of improving the appraisal of our properties, presently carried out at the Mineral Deposit Research Unit, University of British Columbia, with research on mineral zoning at Uchucchacua, and at the Research School of Earth Sciences, Western Australian University, with research on the Nazareno vein at Orcopampa, and at the Universidad Politécnica de Madrid, with research on regional distribution of copper deposits in northern Peru. In addition, we have three geologists studying to receive their M.Sc. degree in the Red DESIR program promoted by the Universidad Politecnica de Madrid in Lima, which is funded by the European Union and supported by the Universidad Nacional Mayor de San Marcos and the Universidad Nacional de Ingenieria. In 2007, we joined the Australian Mineral Research Association (AMIRA) as a sponsor of the P765A project called “Halos in green rocks and lithocaps,” which studies the transition between porphyry and epithermal deposits. In 2008, our field geologists will conduct similar case studies in the Yanacocha, Tantahuatay and Colquijirca deposits of Peru with the help of several geoscientists from Hobbart University.

The following table lists our current greenfield exploration projects, our effective participation in each project, our partners with respect to each project, the total hectares as of April 14, 2008, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2005, 2006 and 2007.

Exploration Projects(1)(2)	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2005		Total Exploration Expenditures During 2006		Total Exploration Expenditures During 2007
	at April 14, 2008				Total	BVN’S	Total	BVN’S	Total	BVN’S
					(US$ in millions)		(US$ in millions)		(US$ in millions)

Joint Venture Projects:

Argentina	0.00%	Petra Gold	30,000	Gold & copper	0.00	0.00	0.00	0.00	1.23	1.23
Breapampa	0.00%	Newmont	90,857	Gold & silver	0.00	0.00	0.00	0.00	5.01	5.01
Hualgayoc	50.00%	Gold Fields	11,728	Silver, zinc & lead	0.86	0.21	0.88	0.17	1.41	0.70
La Zanja(3)	53.06%	Newmont	32,070	Gold & silver	2.64	1.40	3.65	1.94	1.90	1.01
Minasnioc(4)	60.00%	ABX	23,600	Gold & silver	0.86	0.86	0.43	0.43	0.06	0.06
Hueso Sur(4)	60.00%	ABX	11,500	Gold & silver	0.00	0.00	0.36	0.36	0.36	0.36
Puquio	0.00%	Gold Fields	0	Gold & silver	0.70	0.20	0.11	0.11	0.00	0.00
Santa Marina	0.00%	Rio Narcea	0	Gold & copper	0.25	0.25	0.10	0.10	0.30	0.30
Aguas Verdes	0.00%	Peñoles	0	Copper	0.02	0.01	0.00	0.00	0.00	0.00
Tantahuatay	40.00%	SCC, Espro	17,722	Gold & copper	1.55	0.62	3.96	2.21	5.99	3.34

Company’s Projects:

Altiplano Peru	100.00%	None	1,998	Gold & silver	0.19	0.19	0.07	0.07	0.08	0.08
Cofradia	0.00%	None	0	Gold & silver	0.52	0.52	0.00	0.00	0.00	0.00
Cordillera Oriental	100.00%	None	9,500	Gold & silver	0.13	0.13	0.18	0.18	0.01	0.01
El Faique	100.00%	None	87,341	Copper, zinc & gold	1.62	1.62	0.75	0.75	0.75	0.75
El Milagro	100.00%	None	13,400	Zinc, silver, lead	0.00	0.00	2.06	2.06	6.75	6.75
Huancavelica	100.00%	None	42,223	Lead, silver & zinc	0.56	0.56	0.64	0.64	0.11	0.11
Huañacancha	100.00%	None	1,000	Copper & gold	0.00	0.00	0.00	0.00	0.14	0.14
Llillinta	100.00%	None	4,400	Gold & silver	0.00	0.00	0.00	0.00	0.83	0.83
Los Pircos(5)	0.00%	Troy	36,776	Gold & silver	0.99	0.99	3.48	3.48	1.05	1.05
Pampa Andino(5)	0.00%	Troy	9,000	Gold & silver	1.35	1.35	0.99	0.99	0.48	0.48

Exploration Projects(1)(2)	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2005		Total Exploration Expenditures During 2006		Total Exploration Expenditures During 2007
	at April 14, 2008				Total	BVN’S	Total	BVN’S	Total	BVN’S
					(US$ in millions)		(US$ in millions)		(US$ in millions)

Tinyaclla(6)	0.00%	Milpo	2,576	Copper, zinc, gold	0.00	0.00	4.47	4.47	0.11	0.11
Titiminas	100.00%	None	9,300	Zinc, silver, lead	0.00	0.00	0.00	0.00	0.28	0.28
Trapiche	100.00%	None	26,712	Copper & molybdenum	0.91	0.91	1.92	1.92	3.00	3.00
Oyotun	100.00%	None	7,200	Zinc, copper & silver	0.24	0.24	0.03	0.03	0.00	0.00
Arenizo	0.00%	None	0	Gold	1.03	1.03	0.00	0.00	0.00	0.00
Others(7)	100.00%	None	52,836	Gold and polymetallic	1.68	1.68	0.65	0.65	1.46	1.46
			521,739		16.10	12.77	24.73	20.56	31.31	27.06

(1)	This table does not include projects abandoned by us, consolidated mining units or those placed on hold prior to 2005.
(2)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(3)	On December 31, 2003, Newmont Peru’s interest in the project was diluted to 46.94 percent.
(4)	These properties have been returned to ABX.
(5)	In January 2008, these properties were transferred to Inversiones Troy S.A.
(6)	In February 2008, this property was sold to Milpo Group.
(7)	Includes generative exploration in new areas.

The following table lists our current brownfield exploration projects, our effective participation in each project, the total hectares as of April 14, 2008, observed mineralization of each project and the total exploration expenditures (in millions of US$) during 2005, 2006 and 2007.

Exploration Projects	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2005		Total Exploration Expenditures During 2006		Total Exploration Expenditures During 2007
Brownfield Projects:	at April 14, 2008				Total	BVN’S	Total	BVN’S	Total	BVN’S
					(US$ in millions)		(US$ in millions)		(US$ in millions)
Pozo Rico	100.00%	None	3,377	Silver, lead & zinc	2.48	2.48	2.86	2.86	0.89	0.89

Exploration Projects	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2005		Total Exploration Expenditures During 2006		Total Exploration Expenditures During 2007
Brownfield Projects:	at April 14, 2008				Total	BVN’S	Total	BVN’S	Total	BVN’S
					(US$ in millions)		(US$ in millions)		(US$ in millions)
Anamaray	100.00%	None	6,952	Zinc, lead & silver	0.24	0.24	0.34	0.34	0.96	0.96
Mallay	100.00%	None	2,250	Silver, lead & zinc	0.63	0.63	1.92	1.92	4.69	4.69
Julcani	100.00%	None	580	Silver	0.00	0.00	0.20	0.20	0.40	0.40
Hatun Orco	100.00%	None	20,700	Gold & silver	0.08	0.08	2.40	2.40	1.27	1.27
Poracota(1)	100.00%	None	6,674	Gold	7.70	7.70	7.87	7.87	11.60	11.60
Soras	100.00%	None	22,323	Gold, silver & copper	0.42	0.42	0.77	0.77	0.86	0.86
Layo	100.00%	None	737	Gold, silver & copper	2.23	2.23	5.17	5.17	1.62	1.62
Umachulco-Manto N	100.00%	None	474	Gold & silver	0.00	0.00	0.23	0.23	0.34	0.34
Shila-Paula	100.00%	None	41,152	Gold & silver	0.77	0.77	1.72	1.72	0.86	0.86
			105,192		14.55	14.55	23.48	23.48	23.49	23.49

(1) Includes 2007 mining constructions costs.

The following is a brief summary of current greenfield and brownfield exploration activities conducted by us directly and through joint exploration agreements that are believed to represent the best prospects for the discovery of new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Non-reserve mineralization has been included in our 2007 Annual Report from the La Zanja, Tantahuatay, Mallay, El Milagro, Breapampa and Trapiche exploration projects. Set forth below is a map of all our exploration activities in Peru as of December 31, 2007:

Greenfield Exploration Projects

Hualgayoc. Hualgayoc is a silver, zinc and lead exploration project, with copper (moly-gold) potential, owned by Consolidada de Hualgayoc S.A., or Consolidada, which is owned 50 percent by Compañía Minera Colquirrumi S.A., or Colquirrumi, and 50 percent by Goldfields La Cima S.A., a wholly-owned subsidiary of Gold Fields. Consisting of 11,728 hectares, the project is located in the Hualgayoc district, Cajamarca region, and commenced operations in March 2007 with exploration for copper, gold, zinc and lead ore. Since 1991, Colquirrumi stopped mining and mineral exploration programs. On April 20, 2004, a capital increase, through the creation of Series A Common Shares and Series B Common Shares, was authorized at an extraordinary shareholders meeting. The Series A Common Shares and Series B Common Shares receive 90 percent and 10 percent, respectively, of the profits or losses of Colquirrumi.  On May 28, 2004, we became the sole shareholder of the Series A Common Shares and hold a 99.99 percent interest in Colquirrumi. On February 24, 2005, we signed an agreement with Gold Fields to explore the Hualgayoc district, including certain areas within the Colquirrumi project. During 2005, Gold Fields invested US$0.65 million to drill 2,474 meters in eight holes. Low grade copper-gold mineralization of porphyry style was found in the Cerro Jesús, Lola and Quijote areas. In 2006, Gold Fields invested US$0.71 million to drill 1,941 meters in the San José and Lola areas. In 2007, Consolidada invested US$1.4 million in 2,754 meters of diamond drilling from underground workings to generate silver, lead and zinc reserves. Colquirrumi was focused on underground workings in the Cerro Jesus area, and Gold Fields was focused on superficial exploration efforts centered on porphyry copper-gold targets in the Cuadratura and Titán Arabe areas. In 2008, Consolidada plans to invest US$1.5 million in 20,000 meters of diamond drilling in the Cuadratura and Titán Arabe areas.

Breapampa. The Breapampa project is a joint venture with Newmont Peru S.R.L. and is operated by us. The Breapampa project was leased to us by Newmont Peru S.R.L. and encompasses 90,857 hectares located in the southern portion of Ayacucho region. It consists of gold and silver mineralization emplaced in epithermal high sulfidation breccias in tertiary volcanic rocks over the Parccaorcco hill and the Senccata area. During 2007 we invested US$5.01 million in this project to conduct a 10,268-meter diamond drilling campaign, which included sterilization, geomechanic and hydrogeologic drilling. We estimate NRM of 5,128,000 metric tons with an average grade of 1.5 grams per ton of gold and 25.6 grams per ton of silver. In 2008 we plan to invest US$2.5 million to test gold mineralization in other projects inside the claim boundary.

La Zanja. Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca city. Originally, the La Zanja project was part of the Northern Peru joint mining exploration project, which was 35 percent owned by us and 65 percent owned by Newmont Peru. We executed a carve-out agreement with Newmont Peru on August 1, 2000, providing for the eventual dilution of Newmont Peru’s interest in the project. The project, which is operated by us, consists of the San Pedro Sur and Pampa Verde superficial gold and silver oxide deposits, amenable to low-strip open pits and heap-leach operation. NRM is 36.5 million metric tons with an average grade of 0.72 grams per ton of gold. We have started to test for deep sulfide ore potential in other prospects within the property. During 2003, we acquired an additional 910 hectares of surface rights, conducted an airborne electromagnetic survey of 30,000 hectares, and conducted a drilling campaign at the Pampa Verde oxide-gold deposit, the Alcaparrosa prospect and the San Pedro Norte deposit. During 2004, we invested US$5.8 million in the La Zanja project to conduct metallurgical and feasibility studies, to drill 4,504 meters at the Pampa Verde deposit, 2,933 meters at the Turmalina prospect, 1,113 meters at the Campana prospect, 1,194 meters at the San Pedro Sur deposit, 458 meters at the Pampa Verde Sur prospect and 190 meters at the Cº Buitre prospect, and to conduct 3,268 meters of sterilization drilling in the Pampa Bramadero area. As of December 31, 2005, we owned a 53.06 percent interest in La Zanja and Newmont Peru’s interest was diluted to 46.94 percent. Newmont Peru elected to maintain a 46.94 percent interest in La Zanja for 2003, 2004 and 2005. On November 16, 2004, during a protest at the La Zanja project, a warehouse was set on fire, which resulted in the loss of 25 km of drill cores that were stored in the warehouse. As a result, in 2005 we downgraded reserves to NRM. In addition, we invested a total of US$2.6 million to address social issues and to conduct 18,050 meters of geophysical surveys and to drill 1,674 meters at the Cerro La Zanja deep sulfide prospect. We drill-tested a transition zone between a porphyry copper to an epithermal gold system. In 2005, surface rock sampling at the Turmalina prospect identified a new oxide-related gold occurrence with an average content of 0.42 grams per ton of gold. In 2006, we invested US$3.6 million on a 2,942 meter drilling campaign at the deep copper-gold sulfide deposit at the Cerro La Zanja prospect, a 2,064 meter drilling campaign at the gold oxide deposit at the Cerro La Zanja prospect and a 7,679 meter drilling campaign at the superficial oxide gold Turmalina prospect, an extension of San Pedro Sur. We have increased the geological resources in oxides at the Turmalina prospect, where 11.8 million metric tons with an average grade of 0.72 grams per ton of gold have been indicated by systematic diamond drilling. In 2007, we invested US$1.9 million to maintain the property and conduct an environmental impact study, or EIA (Estudio de Impacto Ambiental). In 2008, we plan to present the EIA and obtain the necessary permits to start construction of the project.

Los Pircos. The Los Pircos project was originally a joint mining exploration project with Meridian Gold Company, or MDG. Consisting of 36,776 hectares, the project is located east of Chiclayo in the Western Cordillera of Cajamarca, approximately 690 kilometers northwest of the city of Lima. During 2003, MDG conducted 5,073 meters of diamond drilling of the Diana, Maribel, Juana Sofia, Milagros, Andrea and Rosa Victoria veins and Lucero area, and an 18.5-kilometer electromagnetic survey of the Los Pircos vein system to define vein continuity at depth. On March 25, 2004, MDG withdrew from the project and, since that time, we have operated the project with the primary objective of exploring precious metal veins of epithermal character. To date, we have located, mapped and sampled five principal veins, which have shown strong anomalous gold and silver values. The principal vein, the Diana vein, has a 380-meter long central section with average widths of 2.10 meters and outcropping average grades of 8 grams per ton of gold and 300 grams per ton of silver. First pass drilling with a total 3,566 meters in 2002 over the Diana vein system showed mineralization of 203,680 metric tons at 18.3 grams per ton of gold and 17.4 ounces per ton of silver in veins with an average thickness of two meters. During 2004, we focused on renewing our surface rights permits and negotiated a three-year agreement with the Santa Rosa de Sexi and Corral Viejo neighborhoods, which was signed in April 2005, to ensure the continuation of our exploration activities at the Diana and Maribel veins. In 2006, we drove two crosscuts into the Diana vein system at levels of 2,000 meters and 2,050 meters, totaling 2,450 meters of underground workings at a cost of US$3.5 million. We generated 211,374 metric tons of high-grade gold and silver NRM with an average grade of 15.7 grams per ton of gold and 319 grams per ton of silver. We did not conduct any further exploration efforts for the Los Pircos project in 2007. We are conducting the remediation of the site, including waste dumps and other surface and underground workings created during exploration, according to environmental permits granted by the Peruvian government. In May 2008, the property will be transferred to Inversiones Troy S.A., a small mining and exploration company, which was the high bidder for this asset.

Hueso Sur Project. The Hueso Sur project was a joint venture with ABX and is operated by us. The Hueso Sur project encompasses 11,500 hectares located in the Huancavelica region, adjacent to the Minasnioc project and 25 km east of the Antapite mine. It consists of epithermal high sulfidation breccias and structures in volcaniclastic rocks of the Castrovirreyna formation. During 2006, we invested US$0.36 million in this project to conduct a diamond drilling campaign, which returned negative results. We did not conduct additional exploration activities in this project in 2007. We are currently in the process of returning this property to ABX.

Minasnioc. The Minasnioc project was a joint mining exploration project with ABX and Compañía Minera Ares S.A.C., a company owned by the Hochschild Group, or MHC. In August 2004, ABX withdrew as operator of the Minasnioc project and since that date, we have been the operator of the project. In addition, MHC withdrew from the project in 2004. We currently have a 60 percent interest in the project. The Minasnioc project encompasses 23,600 hectares of high sulfidation epithermal terrain located in southern Peru, in the Huancavelica region, 310 kilometers southeast of Lima. The first-pass 2003 drilling campaign by ABX confirmed the presence of low-grade uneconomic gold mineralization hosted in volcanic rocks, mainly following a stratabound pattern. In the last quarter of 2004, we invested US$200,000 in exploration and the construction of new camp facilities. In 2005, we invested US$861,768 in 1,802 meters of diamond drilling and additional studies to confirm the presence of gold enriched veinlets. The results of the 2005 campaign indicated poor evidence of gold mineralization at depth. In 2006, our exploration efforts were focused on exploring additional areas not previously explored in detail by ABX and to define our interest in the Minasnioc project. After testing the overall mineral potential of these areas with detailed structural mapping and selective geochemical sampling, none of the three target areas proved positive. Diamond drilling and trenching at the Minasnioc prospect demonstrated enriched surface veinlets and produced only narrow, poor intercepts at depth. We did not conduct additional exploration activities in this project in 2007 and have returned the properties to ABX.

Puquio. The Puquio generative project was a joint mining exploration project with Gold Fields that originally encompassed 0 hectares of hydrothermally altered and mineralized volcanic terrain in the Ayacucho region, 500 kilometers southeast of Lima. The project was operated by Gold Fields, which had a 60 percent effective participation. In 2003, US$0.37 million was invested to review selected anomalies detected by rock-geochemistry and satellite imagery. In 2004, Gold Fields invested US$0.43 million in the Incapacha prospect to conduct 2,500 meters of diamond drilling, 3,000 meters of reverse circulation drilling and an electromagnetic survey, which had negative results. In addition, Gold Fields invested US$0.16 million to evaluate the Titanca, Tampa Tampa, Condoray and Ñayca prospects in 2004. In 2005, we and Gold Fields invested US$0.69 million in 2,500 meters of a diamond drilling campaign at the Ñayca prospect and thereafter decided to abandon the Puquio project due to poor geochemical results. The joint exploration agreement was terminated in February 2006.

Tantahuatay. The Tantahuatay project, a gold-copper project, is wholly-owned by Compañía Minera Coimolache S.A., or Coimolache, an entity which is 40.1 percent owned by us, 44.2 percent owned by SCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company. Since January 2003, the project has been managed and operated by an independent mining engineer, Ing. Amado Yataco, appointed by us. The area of the project consists of 17,722 hectares of mineralized ground. The Tantahuatay project is located 30 kilometers northwest of Yanacocha in the Hualgayoc district, 950 kilometers north of the city of Lima. Two of the five outcropping gold anomalies have NRM. Tantahuatay 2 was infill-drilled during 2002 and Ciénaga Norte in 2006; together they host NRM of 826,000 ounces of gold and 7.9 million ounces of silver. The studies have been focused in the oxide zone only. Cyanidation column tests have been completed with encouraging results, which indicate rapid extractions in the order of 80 to 90 percent, by low-concentration cyanide leaching. The Tantahuatay 2 prospect is being evaluated for Feasibility and Environmental Impact Study during 2007. Infill-drilling has been completed in the Ciénaga deposit, and after the metallurgical studies are completed a feasibility study will be finalized to address viability of a 15,000-ton per day open-pit/heap leach operation. We are focusing our efforts on resolving community issues and obtaining permits to continue our exploration and enhance support of our infill drilling and feasibility studies for both oxide and sulfide targets. During 2005, Coimolache invested US$1.55 million in the Tantahuatay project. In 2006 we obtained permits for a diamond drilling campaign in the Ciénaga Norte area, 3 km southwest from the Tantahuatay 2 area. Beginning in the third quarter of 2006, we drilled 3,179 meters in 27 holes, which required an investment of US$2.2 million. Best hole C-57 intercepted 120 meters with 2.06 grams per ton of gold. In 2007, Coimolache invested US$6.0 million (of which we provided US$3.3 million) in 5,665 meters of diamond drilling and 1,684 meters of reverse circulation drilling for exploration, sterilization and engineering in Tantahuatay 2, Mirador Norte and Cienaga Norte. Total reserves on Tantahuatay 2 and Cienaga Norte have been calculated to be 25 million metric tons in oxides with an average grade of 0.81 grams per ton of gold and 9.66 grams per ton of silver, and an additional NRM on Mirador Norte in oxides of 10.7 million metric tons with an average grade of 0.47 grams per ton of gold. In 2008, we plan to invest a minimum of US$2.5 million in a 10,000-meter diamond drilling program and to complete feasibility studies focused on obtaining environmental permits from the government for a future mine.

El Faique. The El Faique project, previously known as El Papayo, is wholly-owned and operated by us. The project encompasses 87,341 hectares and is located in the Sechura desert of northern Peru in the Piura region. This project includes 3,200 hectares sold to us by Cedimin on April 4, 2006. During 2005, we invested US$1.6 million to consolidate this project by acquiring property from third parties and by claiming new areas. The El Faique project consists of a deep massive sulfide deposit evidenced by diamond drilling 400 to 700 meters below the surface in the B5 gravimetric anomaly. This deposit contains a higher-grade mineralization of 7.91 million tons with 2.3 percent copper and significant traces of zinc and gold. In 2006, we invested US$747,790 in gravimetric reinterpretation and hydrogeologic studies to determine ground water resources and in a community public relations campaign to address social and environmental issues related to the project. We obtained permits to conduct a drilling program in 2007 over geophysical anomaly A22, 52 km southeast of B5, which was detected after gravimetric reinterpretation. In 2007, we drilled 753 meters in two holes in the A22 anomaly with disappointing results. We invested US$0.8 million in 2007, mainly to obtain surface permits.  In 2008, we plan to invest US$0.7 million to get access to the surface above the B5, A7 and A9 anomalies.

Oyotún. The Oyotún project is wholly-owned and was operated by us until 2005. Consisting of 7,200 hectares, the project is located on a prospective area for exploration of massive sulfide and iron oxide deposits in the coastal zone of Piura and the Lambayeque and La Libertad regions in northern Peru. In 2005, we invested US$236,237 in regional surveys at the Sicán prospect, where we conducted a drilling campaign of 270 meters. Due to the lack of mineralization at this prospect, we do not intend to conduct additional field work. Claims will elapse in 2007 after two consecutive years without payment of tenure.

Cordillera Oriental. The Cordillera Oriental project is wholly-owned and operated by us.  Consisting of 9,500 hectares, the project is located on three prospective areas in the eastern cordillera of Central Peru in the Pasco and Junín regions. These areas were identified after a regional stream sediment campaign was conducted by Instituto Geológico, Minero y Metalúrgico, or INGEMMET, in early 2004. In 2005, we invested US$121,555 in the Cordillera Oriental project and identified and claimed mining properties over three mineralized areas. In 2006, we continued field work over the claimed prospects to define mineralization, however our explorations indicated uneconomic polymetallic deposits in all three areas. No additional field work is planned for 2007. We are evaluating properties owned by third parties for exploration in this region and will divest our properties.

Huancavelica. The Huancavelica project is wholly-owned and operated by us. Consisting of 42,223 hectares, the project covers several prospects of the Huancavelica region. We initiated exploration efforts in 1994 with the purpose of identifying base-metal skarns and/or disseminated precious metal deposits along the Cenozoic volcanic belt and underlying Mesozoic basement. During 2003, the Pampa Andino prospect was separated from the Huancavelica project. In 2004, we invested US$473,000 to evaluate several prospective areas, including the Cofradía, Yuracjasa, Dorita Sur and Llipina prospects. At the end of 2004, the Cofradía prospect was separated from the Huancavelica project, and at the end of 2005 and the beginning of 2006, the El Milagro and Tinyaclla projects were separated from the Huancavelica project. During 2007, we discontinued the Huancavelica project as a budgeted project but evaluated several prospective areas in the region including Llillinta and Titiminas projects located to the north and south of El Milagro, respectively. In 2008, we plan to evaluate new areas such as Luishaja and Terciopelo to identify potentially economic polymetallic mineralization. We also plan to abandon several positions in this claim block and to consolidate the remainder of this project into our general exploration budget in 2008.

Tinyaclla. The Tinyaclla project is wholly-owned and operated by us and consists of 2,576 hectares located northwest of Huancavelica city. We acquired the property from Inca Pacific S.A., or Inca Pacific, for US$3.6 million in late 2005. The property was previously explored intensively for skarn mineralization by Inca Pacific and Rio Tinto Minera Peru Limitada S.A.C., or RTZ, which conducted a 6,341-meter diamond drilling campaign. We initiated exploration efforts in 1998 around the Rumimaqui area in the northern portion of the property to identify base-metal skarns. During 2006 we conducted a geophysical survey with 218 km of magnetic lines and 38 km of induced polarization electrical lines pursuant to which we conducted a 2,705-meter diamond drilling program over the Lucía and Talia breccia bodies. Exploration results were negative and we plan to abandon these reclaimed properties. We invested US$4.47 million for this project in 2006, including the acquisition price for the property. In 2007, we completed remediation work according to environmental permits granted by the government. In February 2008, the property was sold to the Compañía Minera Milpo S.A.A., a mid-sized Peruvian metal base producer, for US$1.8 million.

El Milagro. The El Milagro project is wholly-owned and operated by us.  Consisting of 13,400 hectares located in the Ayacucho and Huancavelica regions, the project includes four prospective areas named El Milagro, Yuraccasa, Vizcachayoc and Titiminas. The project consists of polymetallic, zinc-lead and silver-rich breccias and replacement bodies in the Jurassic limestones of the Pucara formation. We have mining lease & option agreements with Complejo Minero Industrial S.R.L. and Sociedad Minera de Responsabilidad Limitada Tambo del Condor, owners of certain critical properties. In 2006 we invested US$2.06 million to conduct a 4,782-meter drilling campaign at the El Milagro area and a 1,313-meter drilling campaign at the Yuraccasa area, as well as to construct a 8.65-km road and an 8-meter bridge to reach the Yuraccasa area. In 2007, we invested US$6.8 million to conduct 2,253 meters of underground exploration workings and 1,908, 2,697 and 4,862 meters of diamond drilling in the El Milagro, Yuraccasa and Vizcachayoc areas, respectively. As a result of this work in 2007, the previously estimated NRM of 567,900 metric tons with an average grade of 7.5 percent of zinc, 130 grams per ton of silver and 2 percent lead was reduced to 99,254 metric tons with an average grade of 6.5 percent of zinc, 3.1 ounces per ton of silver and 2.5 percent of lead. In 2008, we plan to invest US$4.0 million in a 15,000-meter diamond drilling campaign and 2,000 meters of underground exploration workings to prove continuity of mineralization at depth and increase ore reserves.

Llillinta. The Llillinta project is wholly-owned and operated by us. Consisting of 4,400 hectares, the project is located in the Huancavelica region northeast of El Milagro property. It consists of gold-enriched breccia bodies along the contact between Jurassic limestone of the Pucara formation and tertiary subvolcanic intrusive rocks. During 2007, we invested US$0.8 million in the Titiccasa and Yaurillas areas, including 2,580 meters of diamond drilling. After disappointing drilling results, we do not plan to conduct further exploration efforts in this project.

Titiminas. The Titiminas project is the southern extension of El Milagro property and is wholly-owned and operated by us. Consisting of 9,300 hectares, the project is located in the Ayacucho region and was previously lightly exploited by illegal miners. The project covers several polymetallic veins, including the Juanita and Zoila veins located within the red beds of the Casapalca formation. We initiated first pass exploration in 2006. In 2007, we invested US$0.3 million in trenching and mapping with the purpose of defining vein continuity. In 2008, we plan to conduct an intense surface drilling campaign to delineate the outcropping Juanita ore shoot, which measures 230 meters long and 1.6 meters wide and contains an average of 7.6 percent zinc, 3.0 percent lead and 1.5 ounces per ton of silver.

Pampa Andino. In May 2005, we acquired mining rights for the Pampa Andino project for US$1.9 million. The Pampa Andino project consists of 9,000 consolidated hectares located 175 kilometers southeast of Lima, on the border between the Ica and Huancavelica regions. The Pampa Andino project is a low sulfidation epithermal vein system and is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. In 2003, we invested US$0.3 million in 2,726 meters of diamond drilling over the Rosita and Claudia veins. In 2004, we invested US$1.1 million in 300 meters of diamond drilling and 1,563 meters of underground workings, initially identifying NRM of 15,700 metric tons at 15.0 grams per ton of gold and 21 ounces per ton of silver at the Rosita vein. In 2005, we invested US$1.3 million in 3,036 meters of diamond drilling and 1,458 meters of underground workings at the Rosita vein. During 2006, we invested US$1.0 million and continued diamond drilling and extended underground workings by approximately 500 meters, with disappointing results. In 2007, we finished underground drilling to test continuity of Rosita vein at depth, with poor results. We are involved in the remediation of the site, including waste dumps generated during previous underground workings, in accordance with environmental permits given by the Peruvian government. In January 2008, the property was leased to Inversiones Troy S.A., a small Peruvian mining and exploration company, which took control of the property in March 2008.

Huañacancha. The Huañacancha project is wholly-owned and operated by us. Consisting of 1,000 hectares in the southern portion of Huancavelica region, the Antapite 59 claim (located northwest of Antapite mine) was occupied by illegal local miners who dug several small adits over copper enriched tourmaline breccia bodies and over a skarn layer in the contact between intrusive rocks of Cretaceous Coastal Batholith and sediments of the Yura formation. We initiated exploration efforts at the end of 2007, spending US$141,635 to reorganize local miners. We plan to invest US$672,000 for exploration in 2008, including a diamond drilling campaign which is in progress.

Altiplano Peru. The Franja Sur project, renamed the Altiplano Peru project in 2004, is wholly-owned and operated by us. Consisting of 1,998 hectares, the project is located in the Apurimac, Arequipa, Cusco and Puno regions of volcanic rocks and carbonate terrains of south-eastern Peru. After regional reconnaissance and a selection of mineralized areas, we conducted initial mapping, sampling and drilling at several project sites, including the Pichacani prospect, which demonstrated a strong mercury and tellurium anomaly in a high sulfidation epithermal system. During 2003, we invested US$0.6 million to explore the Pichacani prospect, which had disappointing results. In 2004, we conducted first pass drilling with a total of 591 meters drilled in the Chilacocha epithermal prospect located in the Apurimac region, investing US$0.4 million. Due to disappointing results, we have decided to cease activity in the Chilacocha prospect after engaging in environmental remediation efforts. In 2005, we invested US$0.2 million in a regional exploration program on gold stream sediment anomalies previously detected in the Puno region in the Armapampa prospect with disappointing results. From 2006 to 2008, we continued our exploration activities in the periphery of the Trapiche project in the Apurimac region as well as in the Cusco and Puno regions, with a renewed effort to evaluate third-party properties that are structurally and geochemically anomalous.

Trapiche. The Trapiche project is wholly-owned by us and encompasses 26,712 hectares of porphyry and skarn style mineralization in the Apurimac region. The Apurimac region is part of a mineralized belt known as the Andahuaylas-Yauri batholith, where several copper deposits have been identified. In 2005, we conducted a magnetic geophysical reinterpretation, metallurgical tests and a diamond drilling campaign on the two main prospects, Millucucho and Cerro Trapiche. In 2006, we invested US$1.9 million to conduct 4,338 meters of diamond drilling in both Millucucho and Cerro Trapiche porphyry to contour and expand previously identified disseminated copper and molybdenum mineralization. In 2007, we invested US$3.0 million in 9,998 meters of diamond drilling and 21 kilometers of geophysics lines on Cerro Trapiche. Based on 46 holes drilled with 100 meter spacing, AMEC estimates resources of 315 million tons with an average grade of 0.49 percent of copper and 0.02 percent of molybdenum with a cutoff of 0.20 percent of copper using the geostatistical block model method completed in December 2007. Preliminary metallurgical tests show recoveries of 91 percent of copper and 51 percent of moly by flotation methods on three composite samples for enriched mixed and primary ores and recovery of 72.8 percent of copper in enriched mineral over 143 days by column leaching method. We plan to invest US$8.0 million in 2008 to conduct an additional 36,000 meters of diamond drilling, metallurgical tests and an engineering/economic scoping study.

Arenizo. The Arenizo project is wholly-owned by us and encompasses 2,916 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region. In 2003, we invested US$60,000 in superficial exploration efforts with systematic trenches, which identified the Anita, María and Nelly quartz veins. In 2004, we invested US$1.3 million, focusing on 886.7 meters of underground workings and 3,544 meters of diamond drilling in these veins, which confirmed NRM of 7,305 metric tons at 9.54 grams per ton of gold with an average thickness of 1.2 meters. In 2006, we did not conduct additional exploration in Arenizo. All claims in the Arenizo project elapsed during 2007.

Brownfield Exploration Projects

Uchucchacua. The Uchucchacua brownfield exploration project is located in 12,579 hectares of our mining and exploration properties and was established in late 2004 and began operations in 2005. We have currently focused our exploration on three prospects, Pozo Rico, Anamaray and Mallay. The Pozo Rico prospect is a silver-rich breccia pipe deposit with manganese, lead and zinc skarn. Ore reserves as of December 31, 2006 are 342,425 dry short tons, or DST, with an average grade of 15.6 ounces per ton of silver, 0.46 percent lead and 0.85 percent zinc. In 2006, we invested US$2.86 million in 2,652 meters of underground development workings and 4,998 meters of diamond drilling. In 2007, we invested US$0.89 million in additional underground development workings and diamond drilling on the Mercedes breccia pipe. In 2008, expect to begin production for the Pozo Rico prospect. The Anamaray-Jancapata prospect is another silver, lead and zinc-bearing set of breccias and veins in limestone. During 2006, we invested US$0.34 million in 2,073 meters of diamond drilling and intercepted several ore-grade structures. In 2007, we invested US$0.96 million in underground works and diamond drilling and recognized NRM of 185,823 DST at 2.54 ounces per ton of silver, 5.64 percent lead and 8.95 percent zinc. In 2008, we expect to continue our exploration efforts to locate new minerals and resources. We intend to invest US$1.2 million in the Anamaray-Jancapata prospect. The Mallay prospect consists of 2,250 hectares leased for 20 years and optioned for four years. On August 8, 2007, we exercised this option and on September 20, 2007 Minera Los Rios S.R.L. transferred all of the mining rights for the Mallay prospect to us by public deed. We have paid US$850,000 of the US$1.25 million total transaction price and will pay the remaining US$400,000 in two equal parts on January 2009 and 2010, respectively. Exploration activities during 2006 included about 36,000 meters of geophysical surveys, 1,863 meters of diamond drilling and 1,839 meters of underground workings for an aggregate investment of US$1.92 million. We estimate NRM of 317,090 DST at an average grade of 7.6 percent zinc, 4.9 percent lead and 5.6 ounces per ton silver in massive sulfide and skarn deposits. In 2007, underground exploration works were primarily focused in Manto Isguiz and Jumasha limestone. We have estimated NRM of 475,755 DST with 6.2 ounces per ton silver, 4.3 percent lead, 7.2 percent zinc and invested US$4.7 million. In 2008 we are planning to invest US$6.8 million to increase underground exploration works in Manto Isguiz, mainly in Jumasha limestone veins.

Orcopampa. Brownfield exploration at the Layo deposit was encouraging during 2005. Diamond drill tests carried out in the northern sector intercepted three mineralized structures: the first with a 0.8 meter thickness and 12.5 ounces per DST of gold, 0.7 ounces per DST of silver and traces of copper; the second with a 0.5 meter thickness with 0.03 ounces per DST of gold, 18.3 ounces per DST of silver and 4.5 percent copper; and the third with a 0.8 meter thickness with 0.6 ounces per DST of gold, 21.7 ounces per DST of silver and 3.4 percent copper. New reserves found during initial workings in 2005 were 20,875 DST with 0.3 ounces per DST of gold, 2.5 ounces per DST of silver and 0.3 percent copper. Metallurgical tests of diamond drill cores suggest that the Layo mineralization is apt for gravity and flotation treatment. Bulk samples were sent for metallurgical assaying obtaining concentrates with a high grade of silver, gold and copper with recoveries ranging between 80 percent and 90 percent. Metallurgical research will continue to establish optimum operational parameters for the flotation circuit at Orcopampa’s concentration plant which is currently available for use and rated to treat up to 1,200 DST per day, although the crushing and the milling processes require adaptation. In 2005, we invested US$2.2 million in the Layo prospect. During 2006 we invested an additional US$5.17 million in 2,542 meters of underground exploration workings and 1,545 meters of diamond drilling. In 2007, we invested an additional US$1.6 million in underground exploration workings and diamond drilling in the Layo Norte prospect, but decided to stop exploration activities because of poor results. Our expenditures in 2007 included costs associated with closing the Layo Norte prospect.

In addition, during 2007 we invested US$0.34 million in surface geological exploration of the Manto Norte, Chipmo Sureste and Umachulco prospects. In 2008, we intend to invest US$3.1 million to conduct geological mapping, geophysical surveys and diamond drilling in four prospects, Pariguanas, Mulañan-Calera NE, Chipmo Superficie and Pucay.

Julcani–Recuperada. In view of the encouraging results obtained at Julcani from the exploration work conducted on the Acchilla dome veins, we plan to explore other structures in the Condoray and Taype domes, as well as in the area between these two domes and Acchilla. For most of 2007, we concentrated our exploration efforts on the Tablapampa prospect area, drilling diamond holes and searching for zinc-lead-silver ore bodies in Pucará limestone, with poor results. In December 2007, we began exploring an area between Acchilla and the old Mimosa mine, focusing on the Estela area. We had positive results, with indications that silver mineralized veins extend across Acchilla to the Mimosa mine. During exploration of the Estela mine area in veins related to the Magdalena and Maria Jesús veins, we located some vein lengths with high grade silver-gold mineralization. During 2007, we invested US$0.40 million on this project, and we plan to invest US$0.60 million during 2008.

Exploration activities in the Recuperada region focused on the Esperanza area to search for new reserves to justify resuming mining operations. As of December 31, 2005, we calculated 143,190 DST of mineralization out of reserves with 10.4 ounces per DST of silver, 2.8 percent lead and 5.0 percent zinc. Additionally, we estimated 94,905 DST with 6.2 ounces per DST of silver, 6.8 percent lead and 4.9 percent zinc in other areas, totaling 238,095 DST with 8.7 ounces per DST silver, 4.4 percent lead and 4.9 percent zinc. Mineralization located in areas currently inaccessible in the lower sections of the Teresita mine was estimated in the order of 605,185 DST, with 2.8 ounces per DST of silver, 5.9 percent lead and 8.2 percent zinc. From these, 190,835 DST is proven-probable ore reserves and 414,350 DST is NRM indicated by drill holes. In the Hallazgo area, we are exploring a group of veins with silver, lead and zinc mineralization. We intend to focus our exploration efforts in 2007 to locate new reserves. Remnants of old mine workings in the areas of Carhuancho, together with information on the mining activity of this particular area in colonial times, appear to make Recuperada’s brownfield exploration a target worth studying and exploring.  During 2006, we invested US$0.20 million in 523 meters of diamond drilling in the Hallazgo area and other exploration activities. In 2007, we invested US$0.19 million on underground explorations and diamond drilling but did not discover ore grades similar to those found on surface trenches.

Shila-Paula. The Shila-Paula brownfield exploration is focused on several areas surrounding actual operating units such as Ampato, Paula Brownfield, Puncuhuayco-Ticlla, Tocracancha and other projects. In 2005, we invested US$0.77 million to conduct trenching and diamond drilling in the Ampato and Tocracancha prospects. The Ampato prospect is located northwest of the Shila-Paula mine. The Angela vein in the Ampato prospect shows gold and silver values up to 130 grams per ton and 128 grams per ton respectively. In the Puncuhuayco-Ticlla prospect, the Teresa vein shows gold and silver values up to 18.8 grams per ton and 706 grams per ton, respectively, as well as base metal contents. In Paula Brownfield, we are conducting a 1,050 meter diamond drilling campaign. In Tocracancha, we conducted 1,607 meters of diamond drilling with poor results, and accordingly, this prospect was discarded because of irregular continuity of metal content in the veins. In 2006, we invested US$1.72 million in complementary surface workings in the Ampato prospect and diamond drilling near the Paula mine. In 2007, we invested US$0.86 million, mainly in surface geological mapping on 41,185 hectares of the Escribano, Tocracancha, Desamparados–Ampato, Paque, Llavenayoc, Sihuincha, Rio Colca, Choco and Tuyumina prospects. In 2008, we intend to invest US$1.2 million to complete geological survey and diamond drilling in previously mentioned projects and conduct underground exploration in Ampato (in other veins related to the well-known Angela vein).

Poracota. The Poracota mining exploration project, in which we acquired a 100 percent interest, is currently operated by the Orcopampa team. The Poracota project encompasses 6,674 hectares owned by Minas Poracota S.A. (a former subsidiary of Minera del Suroeste S.A.C.) and is located 20 kilometers west of the Orcopampa mine in southern Peru. On December 31, 2005, we exercised an option to purchase a 50 percent participation in Minas Poracota from Minera del Suroeste S.A.C. for US$4.6 million. We also invested US$0.4, US$1.0 and US$1.6 million in 2003, 2004 and 2005, respectively, to exercise a second option to purchase an additional 25 percent interest from Teck Cominco. In October 2006, we purchased the remaining 25 percent interest from Teck Cominco for US$2.25 million. The epithermal high sulfidation system is comprised of two main areas, Huamanihuayta and Perseverancia. During 2003 and 2004, the drilling campaign in the Huamanihuayta area confirmed vertical ore shoots in two sub-horizontal structures, Manto Dorado and Manto Aguila, with an average thickness of 5 to 6 meters each. The Manto Dorado structures included NRM of 693,785 metric tons at 10.6 grams per ton of gold with an average thickness of 6.0 meters and the Manto Aguila structure included NRM of 801,687 metric tons at 10.0 grams per ton of gold with an average thickness of 5.2 meters. In 2004, we invested US$2.45 million in 967 meters of underground workings and a 5,250-meter diamond drilling campaign. In addition, we invested US$2.95 million for the construction of a 30.5-kilometer gravel road to connect the Poracota project to the Orcopampa mine. In 2005, we advanced our exploration efforts with 1,688 meters of underground workings and 6,369 meters of diamond drilling, in addition to conducting metallurgical tests. We are preparing scoping studies based on an updated ore reserve calculation. Currently, the Poracota project is centered on mine development at depth, bulk flotation tests at the Orcopampa mine and permitting to begin mine production. During 2007, we invested US$11.6 million to conduct underground exploration and geological surveys. We have estimated ore reserves of 542,806 DST at 11.2 grams per ton of gold and mineral out of reserves of 333,104 DST at 6.9 grams per ton of gold. In 2008, we expect to invest US$0.73 million solely on brownfield exploration, with particular focus on diamond drilling in Poracota Oeste (West Huamanihuayta and Perseverancia projects) in order to locate new ore reserves.

Soras. The Soras project is wholly-owned by us and located adjacent to the Poracota project. The Soras project encompasses 22,323 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region. In 2004 and 2005, we identified two main mineralized structures, the Soraya and Soraya 1 veins, with surface ore grades of up to 26 grams per ton of gold. First-pass drilling identified two narrow veins with grades of 16 and 36 grams per ton of gold with an average of 5.9 ounces of silver and 3.8 percent copper. In 2006, we initiated underground workings and additional drilling to contour mineralization and generate new ore reserves. The Soraya vein system has been intercepted in the 4,720 crosscut with narrow, high grade, northeast-trending pyritic enargite veins. Drifting and raising along the Soraya veins will follow in 2007 to demonstrate continuity. Both the Soras and Poracota mining exploration projects have been transferred to the Orcopampa operation, which will manage future mine development and exploration.

Cedimin. Cedimin S.A.C., or Cedimin, is wholly-owned by us and controls 51,649 hectares of owned and leased mining concessions, including the Crucero project. As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin and is no longer a separate legal entity. As a result of this merger, mining activities at Cedimin increased significantly compared to exploration activities. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C., or Mineras Aureas, which had a 49 percent interest in Minera Paula 49 S.A.C., or Minera Paula. As a result of this acquisition, Minera Paula became wholly-owned by us. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities. Their exploration is managed as part of the Orcopampa brownfield activities.

Hatun Orcco. Prior to 2005, the Hatun Orcco project was wholly-owned and operated by us. Consisting of 20,700 hectares of mining properties, the project is located 20 kilometers north of the Antapite mine in the headwaters of the Ica valley. The Hatun Orcco project is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica. Epithermal veins, located in the Hatun Orcco Norte, Hatun Orcco Sur and Karla prospects, have sporadic high-grade gold and silver geochemical anomalies. During 2003, our exploration efforts included a US$1.1 million investment in an underground exploration program of 1,276 meters to test for grade continuity along the Mercedes and Capicúa veins in the Hatun Orcco Sur prospect. The results confirmed NRM of 16,330 metric tons at 16.9 grams per ton of gold and 6.6 ounces per ton of silver with an average width of 1.1 meters. In 2004, we continued our exploration efforts, investing US$1.2 million in 1,703 meters of tunneling and 1,710 meters of diamond drilling in the Hatun Orcco Sur prospect. In March 2005, we decided to lease the land and mineral rights of the Hatun Orcco project to Inminsur, which will operate this as a brownfield project going forward due to the proximity to the Antapite mine and mill area. We do not intend to continue any exploration work on this project.

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

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
2003	363.51	364.88	4.88	4.91
2004	409.21	373.78	6.65	6.51
2005	444.88	359.75	7.31	7.38
2006	604.34	354.98	11.57	11.92
2007	696.66	684.59	13.39	13.37
2008 (through June 30, 2008)	910.44	909.94	17.38	17.40

(1)	Our average annual price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Antapite, Recuperada, Colquijirca, Ishihuinca and Shila mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.
(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for virtually all of our estimated 2008 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

	As of and for the year ended December 31(1)
Product	2005	2006	2007
	(In thousands of US$)
Gold	125,422	147,420	286,841
Silver	107,136	228,987	223,760
Lead	29,508	48,268	114,650
Zinc	67,677	202,735	242,896
Copper	527	692	4,431

(1) Does not include refinery charges and penalties incurred in 2007, 2006 and 2005 of US$136,820, US$105,458 and US$53,372, respectively.

We sold our concentrates to 20 customers in 2007. Approximately 54 percent, 46 percent and 53 percent of our concentrate sales in 2005, 2006 and 2007, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate from our mines, and of sales of gold bullion that were sold to our various customers from 2005 to 2007.

	Percentage of Concentrates and Gold Bullion Sales
	2005	2006	2007
Export Sales:
Hochschild	0.50	–	–
Johnson Matthey	7.91	1.99	21.52
Glencore	6.55	11.58	4.78
Trafigura	–	–	3.65
Marc Rich	1.39	–	–
Umicore	1.83	3.09	2.84
Transamine	1.30	2.33	0.91
J.P. Morgan	7.46	3.97	5.12
Standard Bank	9.11	–	–
Macquarie	8.40	4.47	–
Mitsui	9.51	11.38	5.08
J Aron	–	5.23	3.41
BHL	–	1.82	–
Dreyfus	–	–	0.92
Nyrstar	–	–	0.64
Euromin	–	–	0.87
Peñoles	–	–	1.42
Barclays	–	–	1.39
Total Export Sales	53.96	45.86	52.55

Domestic Sales:
Doe Run	17.82	14.15	13.44
Cormin	14.74	17.13	10.11
BHL	7.68	14.29	6.89
Cajamarquilla	2.60	5.10	4.79
Procesadora Sudamericana	0.83	0.98	1.95
Ayssa	2.37	2.49	9.06
MK Metal Trading	–	–	1.21
Total Domestic Sales	46.04	54.14	47.45
Total Sales	100	100	100

The following table sets forth the terms of our sales contracts for the delivery of silver-lead, gold-silver and zinc concentrates from 2007 to 2010:

			Wet metric	Delivery period
Buyer	Concentrate	Dated	tons	From	To
AYS S.A.	Uchucchacua’s Silver-Lead	Jan-08	42,000	Jan-07	Dec-09
AYS S.A.	Recuperada’s Silver-Lead	Feb-08	2,900	Feb-08	Oct-08
AYS S.A.	Recuperada’s Zinc	Feb-08	5,000	Feb-08	Dec-08
AYS S.A.	Uchucchacua’s Zinc	Feb-08	5,000	Feb-08	Dec-08
BHL Perú S.A.C.	Uchucchacua’s Zinc	Oct-06	39,000	Nov-06	Dec-07
BHL Perú S.A.C.	Recuperada’s Silver -Lead	Apr-06	5,700	May-06	Apr-07
BHL Perú S.A.C.	Recuperada’s Silver -Lead	Apr-08	9,600	May-07	Dec-09
BHL Perú S.A.C.	Recuperada’s Zinc	Apr-06	8,000	May-06	Apr-07
BHL Perú S.A.C.	Recuperada’s Zinc	Oct-08	11,800	May-07	Dec-08
Consorcio Minero S.A.	Caraveli´s Copper-Gold	Jan-07	3,240	Jan-07	Dec-08
Consorcio Minero S.A.	Uchucchacua’s Silver-Lead	Feb-08	2,000	Feb-08	Dec-08
Consorcio Minero S.A.	Uchucchacua’s Zinc	Jan-08	15,000	Jan-08	Dec-08
Consorcio Minero S.A.	Uchucchacua’s Zinc	Apr-08	15,000	Apr-08	Dec-08
Consorcio Minero S.A.	Julcani’s Silver-Lead	Feb-08	1,495	Feb-08	Dec-08
Doe Run S.R.L.	Julcani’s Silver-Lead	Feb-06	2,400	Jan-06	Dec-07
Doe Run S.R.L.	Julcani’s Silver-Lead	Jan-08	5,000	Feb-08	Dec-09
Doe Run S.R.L.	Uchucchacua’s Silver-Lead	Feb-06	33,000	Jan-06	Dec-07
Doe Run S.R.L.	Uchucchacua’s Silver-Lead	Jan-08	36,000	Jan-08	Dec-09
Mk Metal Trading	Poracota's Gold-Silver	Jan-08	15,500	Jan-08	Dec-08

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Shila-Paula, Antapite and Ishihuinca and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold. Under the terms of the Johnson Matthey sales contract, we supply Johnson Matthey, at our option, with gold assaying in excess of 75 percent gold and approximately 20 percent silver, monthly from January 1, 2007 to December 31, 2007. The price of the gold supplied under the contract is determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). The contract also provides that we may elect to have our material toll refined at Johnson Matthey’s Royston U.K. works and returned to our account for sale to third parties. Under the terms of the contract, we are responsible for delivering the gold to Johnson Matthey’s designated flight at the Lima airport.

On February 2008, BHL Peru S.A., or BHL, an international trader that had been our client for more than 10 years, entered into default due to the imbalance produced between BHL’s buying and selling contracts due to increases in lead and zinc treatment charges, and the cancellation of deliveries from their counterparties in China. In order to settle this difference, we had to assume a loss of US$5.4 million.

Hedging/Normal Sales Contracts

In October 2004, our Board of Directors issued a mandate not to enter into new hedging transactions. At December 31, 2005, we were engaged in gold price hedging activities, such as forward sales and put/call options, from derivative contracts executed prior to 1999. Since 2003, we have been modifying the terms of certain derivative instruments in order to qualify them as normal sales contracts. In March 2006, we closed out all our outstanding gold derivative contracts as of December 31, 2005 and replaced them with normal sales contracts. On January 15, 2007, we modified the schedule of commitments for gold with two of our clients. As a consequence of this modification, we transferred 208,000 and 108,000 gold ounces that had been committed for sale in 2007 and 2008, respectively, and committed them for sale in 2012 instead, without any cash disbursement. In March and May 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on determined commitments for a total of 971,000 gold ounces scheduled for delivery from 2008 to 2012, which required us to make aggregate payments of US$315.69 million. Additionally, in January and February 2008, we negotiated with several counterparties to eliminate the fixed or maximum price component on all of our outstanding gold commitments, representing a total of 922,000 gold ounces, which required us to make aggregate payments of US$517.15 million. After these transactions we will continue delivering physical gold as scheduled but will receive the prevailing market price at the time. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold, silver and copper. See “Item 3. Key Information—Risk Factors—Factors Relating to the Company—Prices of Gold, Silver and Copper.”

At El Brocal, we implemented a base metal hedging policy for a maximum of 30 percent of El Brocal’s total payable metal contained per year, for up to three years. As of March 31, 2008 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps. Outstanding hedging commitments for 2008 to 2010 amount to 10 percent of payable metal and are as follows: (i) 4,200 metric tons of copper at an average price of US$7,273 per metric ton, (ii) 15,900 metric tons of lead at an average price of US$2,797 per metric ton and (iii) 18,750 metric tons of zinc at an average price of US$2,757 per metric ton. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 38 to the Financial Statements.

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

Prior to 1991, in order to obtain a mining concession, a prospective claimant filed a mining claim with the MEM and obtained from it a provisional permit to explore the area of the claim. Thereafter, the MEM would issue a technical and legal report on the claimed area and the mining concession would be granted. In 1991, however, a new system was established for granting new mining concessions, based on Universal Transversal Mercator Coordinates, or UTM Coordinates, to map the mining concessions and provisional permits on Peru’s land area. Under the new system, no provisional permits are granted, and therefore filers of mining claims filed after 1991 must obtain a mining concession before they may explore the areas claimed. The application filed is known as petitorio. A holder of a provisional permit, granted with respect to claims over an area claimed before 1991 who follows proper procedures to comply with the new 1991 system, however, is permitted to continue to explore the area claimed. Effective December 21, 2007, applications for mining concessions must be filed with INGEMMET.

Following implementation of the new system in 1991, there was a period of transition during which pre-1991 provisional permits and mining concessions could be brought into compliance with the new grid coordinate system by following certain specified procedures. Some conflicts developed regarding recognizing new mining concessions, identifying the exact location of old mining claims and placing old mining claims into the established UTM Coordinates, which slowed down the period of transition. To address such conflicts, the Mining Properties Mapping Law was enacted in May 1996. The Mining Properties Mapping Law established a new mapping system to identify the land area of mining claims and to set forth a procedure to resolve such conflicts and to recognize the rights held by holders of mining concessions and provisional permits claimed from colonial times until 1991. Under this law, to establish mining concessions claimed from colonial times to 1991, the MEM publishes provisional UTM Coordinates with respect to such mining concessions in El Peruano, or El Peruano, the official gazette of Peru, and requests that any objections to such provisional UTM Coordinates be made to the MEM within 90 days of such publication. A similar procedure has been established for provisional permits claimed from colonial times to 1991; however, an owner of such provisional permit must establish the area subject to such provisional permit in UTM Coordinates and, once such land area is established, INGEMMET publishes such provisional UTM Coordinates in El Peruano, requesting that any objections to such provisional permit be made to the INGEMMET within 120 days of such publication and before the granting of the mining concession. Mining concessions applied for after 1991 under the UTM Coordinates system have been placed into the new mapping system and do not have to follow the procedure described above.

Until Legislative Decree No. 1010 becomes effective, mining concessions have an indefinite term, subject to payment of (a) an annual concession fee of US$3 per hectare claimed and (b) an annual fine if a minimum annual production of US$100 per hectare, with respect to metallic resources, is not achieved before the expiration of the sixth year of tenure, counted from the year in which the title of the concession was granted, amounting to US$6 per hectare payable starting in the seventh year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved; failure to comply with the minimum annual production after the eleventh year following the year in which the title of the concession was granted, would result in a US$20 per hectare penalty starting in the twelfth year counted since the year in which the title of the concession was granted. The fine may be avoided, however, by demonstrating investments in the mining rights during the previous year of amounts more than ten times greater than the fine to be paid. In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit, or Unidad Económica Administrativa, provided the mining rights are all within a radius of five kilometers. If, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if such prior year was not paid. Failure to pay such concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant. No other payments or royalties are required by the Peruvian government for us to maintain mining and exploration property rights in full force and effect. As of 2002, the annual concession fee and the annual fine will be calculated pursuant to the provisions of the General Mining Law and of Supreme Decree No. 010-2002-EM, effective since March 10, 2002. Provisions related to the procedure for cancelling a mining concession due to failure to pay concession fees or fines have been amended by Supreme Decree No. 045-2007-EM. We paid approximately US$2.7 million, US$3.2 million and US$3.5 million in fees for mining rights and approximately US$6,475, US$7,190 and US$8,550 in fees for processing concessions for the years ended December 31, 2005, 2006 and 2007, respectively, and are current in the payment of all amounts due in respect of our mining rights and processing concessions.

On May 9, 2008 Legislative Decree No. 1010 was published. The Fifth Temporary and Supplementary Provision of said Legislative Decree provides that the Legislative Decree will enter into effect when its regulations are approved. The regulations must be approved within 45 days of May 9, 2008. From January 1 of the year following the date Legislative Decree No. 1010 becomes effective, mining concessions with respect to metallic resources will continue having an indefinite term, subject to payment of (a) an annual concession fee of US$3 per hectare claimed and (b) an annual fine if a minimum annual production of, at least, the equivalent to one Tax Unit (Unidad Impositiva Tributaria) per hectare is not achieved before the expiration of the seventh year, counted from the year in which the title of the concession was granted. The fine is the equivalent of 10 percent of the minimum annual production per year and hectare payable starting in the eighth year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved; failure to comply with the minimum annual production after the thirteenth year following the year in which the title of the concession was granted would result in MEM’s cancellation of the mining concession. Failure to comply with the minimum annual production during two years after such minimum has already been achieved would also result in the cancellation by MEM of the mining concession. The failure to achieve the minimum annual production will not be an event of cancellation if it is due to force majeure or acts of God duly demonstrated. In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit, or Unidad Económica Administrativa, provided the mining rights are all within a radius of five kilometers. If, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment. Any payment made will be applied to the prior year if the concession fee for the prior year was not paid. Failure to pay such concession fees or fines for two years, whether consecutive or not, could result in MEM’s cancellation of the correspondent mining rights. However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred. Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant. No other payments or royalties are required by the Peruvian government for us to maintain mining and exploration property rights in full force and effect.

As of May 31, 2008, we owned and administered, directly and indirectly, through subsidiaries or in conjunction with joint venture partners, approximately 950,439 hectares devoted to mineral exploration and mining operations. Mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business. The principal mining rights and processing concessions are (i) with respect to our mines, new applications (petitorios) filed for mining concessions at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Recuperada and Shila-Paula; and (ii) with respect to our current exploration projects, new applications filed for mining concessions, the provisional pre-1991 permits and the mining concessions at the Tantahuatay, El Milagro, Trapiche, Breapampa and El Faique projects. The principal processing concessions are the processing concessions of the concentrators at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Recuperada and Shila-Paula.

Both mining concessions and provisional permits claimed before 1991 conferred on their holders the right to mine underground ore reserves, and it is often the case that the titleholders of these mining rights are not the owners of the land surface. Since October 1996, pursuant to Peruvian regulations, all operators of new mining areas in Peru are required to have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes pursuant to General Mining Law, Article 7 of Law No. 26505, as amended by Law No. 26570 and the regulations to such Article 7 contained in Supreme Decree 017-96-AG, as amended by Supreme Decree No. 015-2003-AG. We have been actively pursuing the acquisition of the land surface or obtaining easements relating to land positions containing prospective geological exploration target sites, deposits that can be exploited in the future or areas that would be considered for plant or facility sites.

On December 19, 1998, Special Law No. 27015, the Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas, was released. Law No. 27015 was amended by Law No. 27560, effective as of November 25, 2001 (Law No. 27015 as amended by Law No. 27560, the Urban Mining Concessions Law). Regulations pursuant to the Urban Mining Concessions Law were set forth in Supreme Decree No. 007-99-EM published on March 22, 1999, which was abrogated and replaced by Supreme Decree No. 008-2002-EM, effective since February 22, 2002, or the Regulations, which in turn was amended by Supreme Decree No. 041-2007-EM, effective as of July 26, 2007. Under the Urban Mining Concessions Law, metallic or non-metallic mining concessions will be granted in areas that have been or are designated as urban areas by municipal ordinances issued by the provincial municipality pursuant to the procedures set forth in the Regulations for the Territorial Conditioning, Urban Development and Environment approved by Supreme Decree No. 007-85-VC, unless the grant of such title or concession is expressly authorized by a special law. This Supreme Decree was abrogated by Article 2 of Supreme Decree No. 027-2003-Vivienda, published on October 6, 2003. Article 1 of the same Supreme Decree approved the new Regulations for the Territorial Conditioning, Urban Development and Environment currently in effect.

The granting of titles to metallic and non-metallic mining concessions in an area designated as an urban expansion area by means of municipal ordinances in force as of the date of filing of an application for a mining concession requires authorization through a Ministerial Resolution of the Ministry of Energy and Mines. The issuance of a Ministerial Resolution requires the receipt of a resolution of the Council of the applicable provincial municipality, which will be issued within a period of sixty days. If the opinion is negative or if no opinion is issued, the application for the mining concession will be rejected. Any change from a metallic concession to a non-metallic concession and vice versa will be subject to these same requirements.

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

Law No. 28964, which became effective on January 25, 2007, abrogated Law No. 27474, the purpose of which was to ensure that mining, power and hydrocarbon obligations are audited by auditing companies duly registered with the MEM. Law No. 28964 created the Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN) as the government agency in charge of regulating and auditing the electricity, hydrocarbon and mining activities of companies. Law No. 28964 provides that overview and audit of activities related to the environment, mining safety and health regulations may be performed by companies duly certified and approved by OSINERGMIN.

Environmental Matters

On September 8, 1990, Peru enacted the nation’s first environmental regulation, codified in Legislative Decree 613. On June 2, 1992, new environmental laws, codified in Title 15 of the General Mining Law, relating to the mining industry were enacted. These laws and the related regulations significantly increased the level of environmental regulation previously in effect in Peru and established standards as well as guidelines with respect to discharges into bodies of water and the atmosphere, explorations activities and tailings management, among other requirements. As of 1998, environmental quality standards enforceable for all economic activities have to be in line with the provisions set forth by Supreme Decree No. 044-98-PCM, which was abrogated and replaced by Supreme Decree No. 033-2007-PCM, effective as of March 6, 2007. In 2005, the General Environmental Law (Law No. 28611) was passed, revoking Legislative Decree 613 and incorporating a number of environmental management guidelines relating mainly to emissions standards. Pursuant to Law No. 28817, the National Environmental Authority has until July 22, 2008 to approve the environmental emission standards and the maximum permissible levels of emission following the procedure contemplated in Supreme Decree No. 033-2007-PCM.

Under the legal framework of Legislative Decree 613, the Peruvian government issued Supreme Decree No. 016-93-EM approving the Regulations of Title Fifteenth of the General Mining Law, Regulations for Environmental Protection of the Mining and Metallurgical Activities, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, and Supreme Decree No. 046-2001-EM containing the Safety and Hygienic Regulations for Mining Activities, as amended by Supreme Decree No. 018-2003-EM and Supreme Decree No. 046-2005-EM. On April 12, 2008 new Environmental Regulations for Mining Exploration Activities became effective, abrogating Supreme Decree No. 038-98-EM and Supreme Decree No. 014-2007-EM. Holders of mining concessions, whether or not in urban areas or urban expansion areas, that want to develop mining exploration activities must comply with the provisions of such new regulations as well as those applicable provisions set forth in Supreme Decree No. 016-93-EM, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, as well as the provisions contained in the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM published on July 26, 2001, as amended by Supreme Decree No. 018-2003-EM effective May 31, 2003 and Supreme Decree No. 046-2005-EM, effective as of October 30, 2005. Supreme Decree No. 016-93-EM and the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM as amended are also applicable to exploitation activities. Failure to comply with the provisions of the aforementioned regulations may be punished with a fine or by the temporary suspension of mining activities. In the event of continuing non-compliance, the mining concession may be revoked.

The MEM monitors environmental compliance and sets specific environmental standards. In particular, the MEM has established standards for emissions or discharges of liquid and gas effluents. The MEM also approves the environmental impact assessments and programs for environmental control.

The MEM has issued regulations that establish maximum permissible levels of emissions of liquid effluents approved by Ministerial Resolution No. 011/96-EM/VMM. Generally, holders of mining rights and processing plants that were in operation prior to May 2, 1993 have a maximum of 10 years to comply with the maximum permissible levels; in the meantime, they must prepare their Programas de Adecuación y Manejo Ambiental (Environmental Adaptation and Management Programs, or PAMAs) to comply with more stringent maximum permissible levels. Under Peruvian environmental regulations passed in 1993, a company that initiated operations prior to May 2, 1993, as is the case for us and most of our affiliated companies, was required to file with the Peruvian government an Evaluación Ambiental Preliminar (Preliminary Environmental Evaluation, or EVAP) for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up PAMA aimed at implementing measures in order to solve problems identified in the EVAP. Companies must correct the pollution problems relating to their mining activities within five years, while smelters must comply within ten years. These companies must allocate no less than one percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs. Mining and processing activities that began after May 2, 1993 or had at that time a specific environmental program will be required to file and obtain approval for an Environmental Impact Study, or EIS, before being authorized to operate. Mining and plant processing activities that began after May 2, 1993 are required to comply with the more stringent maximum permissible levels for liquid effluents from the initiation of their operations. Exploration activities, classified as either initial, intermediate and advanced, are also subject to heightened compliance requirements. Unlike initial exploration projects, which do not require MEM approval, intermediate exploration projects must submit a Sworn Declaration, or SD. Furthermore, advanced exploration projects are required to submit an Environmental Assessment, or EA, which incorporates technical, environmental and social matters. Commitments assumed by the mining company in the SDs and EAs are obligatory for such mining companies and enforceable by the MEM.

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

The EAs for the La Zanja, Los Pircos, Tantahuatay, Samana and Pozo Rico exploration projects were approved in July 2001, August 2001, December 2000, December 2001 and May 2003, respectively. EAs for Hatun Orcco, Ccarhuarazo, Salpo and Poracota were all accepted in 2003. The SDs for the Anamaray, Cofradia, Sican, Shilacocha and Trapiche projects and the EAs for the Esperanza, Hatun Orco, Layo Mallay, Minasnioc and Soras projects were approved in 2005. The SDs for El Milagro, Jancapata, Fortuna, Tablapampa, El Rifle projects and the EAs for Pampandino, Hallazgo, Angélica Rublo, El Milagro and Anamaray projects were approved in 2006 and early 2007.

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

Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), was published on October 14, 2003, establishing the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or Closure Plans, and the granting of environmental guarantees to secure compliance with Closure Plans. Pursuant to Law No. 28090, as amended by Law No. 28507, published on May 8, 2005 and the Mine Closure Regulations approved by Supreme Decree 033-2005-EM, published on August 15, 2005, as amended by Supreme Decree No. 045-2006-EM, we are required to (i) submit a Closure Plan for “New Projects” to the MEM within one year following approval of the EIS or PAMA, or in the case of “Existing Projects”, one year after August 15, 2005; (ii) submit a modification to the Closure Plan to the MEM within nine months after August 15, 2005; (iii) inform the MEM semi-annually of any progress on the conditions established in the Closure Plan; (iv) perform the Closure Plan consistent with the schedule approved by the MEM during the life of the concession; and (v) grant an environmental guarantee that covers the estimated amount of the Closure Plan. The guarantee may be in the form of cash, trusts, and any other guarantee contemplated in the Banking Law. Supreme Decree No. 045-2006-EM, dated August 14, 2006, amended Articles 8 and 51 of the Mine Closure Regulations relating to companies obliged to submit a duly approved Closure Plan. Article 51 refers to the method of calculating the guarantee. On November 24, 2003, Ministerial Resolution No. 627-2003-MEM/DM was published to create the Registro de Entidades Autorizadas a Elaborar Planes de Cierre de Mina y de Plantas de Beneficio (Registry for Authorized Entities to Elaborate the Closing of Mines and the Beneficial Plants). Only the entities recorded in such registry are allowed to prepare the Closure Plan. The Mine Closure Regulations, Supreme Decree No. 033-2005-EM, deals with the effects on health, safety, property and the environment at the end of the productive life of mining-related facilities.

Law No. 28271, Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Mining Liabilities of the Mining Activities), became effective on July 7, 2004 to regulate the identification of liabilities in mining activity and financial responsibility for remediation, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. Pursuant to Law No. 28271, as amended by Law No. 28526, published on May 25, 2005 and the Mining Environmental Liabilities Regulations approved by Supreme Decree 059-2005-EM, published on December 8, 2005, the technical branch of the MEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan within one year of their identification and notification as holders of inactive mining concessions with environmental mining liabilities. The Peruvian government will only assume the environmental mining liabilities of unidentified holders. In addition, holders will enter into environmental remediation agreements with the MEM, acting through the General Directorate of Mining Environmental Affairs, to perform any studies and work necessary to control and mitigate the risk and effects of any contamination, which will be financed by the Fondo Nacional del Ambiente – FONAM. A Closure Plan must be submitted one year after the approval of the EIS by the General Directorate of Mining Environmental Affairs.

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

Insurance

We maintain a comprehensive insurance program designed to address specific risks associated with our operations, in addition to covering the insured risks common to major mining companies. Our insurance program is provided through the local Peruvian insurance market and includes employers’ liability, comprehensive third party general liability, comprehensive automobile liability, all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment.

Mining Royalties

Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, establishes that private companies must pay compensation to the Peruvian government for the economic use of natural resources. Law No. 28258, published on June 24, 2004 and amended by Law No. 29323, created a mining royalty (regalia minera) that holders of mining concessions must pay on a monthly basis to the Peruvian government for the exploitation of metallic and non-metallic resources. The royalty, which is the compensation referred to in Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, is not considered a tax. However, it will be included in the scope of the Mining Law Stabilization Agreements and mining companies that are taxpayers and are party to such Stabilization Agreements will not have to pay this compensation or royalty during the life of their Stabilization Agreements. Although we are not party to a Stabilization Agreement, Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. See “Item 5. Operating and Financial Review and Prospects—Yanacocha—Operating Results.” Law No. 28969, effective since January 26, 2007, provides that government tax agencies are responsible for the collection of mining royalties and establishes rules relating to the calculation of royalties, valuation methods and penalties.

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

Negotiated Payment (voluntary contribution)

During 2006 Peruvian mining companies, represented by the Sociedad Nacional de Minería, Petróleo y Energía, agreed to a voluntary mining payment equivalent to 3.75 percent of net income after taxes. The payment was negotiated with the Peruvian government and is intended to support government efforts to alleviate poverty. On December 21, 2006, the Peruvian government issued Supreme Decree No. 071-2006-EM, which approved the form of agreement to be entered into by mining companies and the Peruvian government. The form of agreement contains the conditions under which the negotiated payment will be paid. The payment amounts to 3.75 percent of Peruvian net income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund. This payment is payable from 2006 through 2010, contingent on the price of gold. Payments shall be made on or before April 30th of each year, after the income tax sworn declaration is submitted to the Peruvian tax authority. Pursuant to Supreme Decree 033-2007-EM, mining companies can make payments to the local and to the regional funds after such deadline provided that the prior approval of the Ministry of Energy and Mines and the Ministry of Economy and Finance is obtained. Fulfillment of the payment obligations will be controlled by an audit entity recorded as such with CONASEV to be agreed between the mining company, the Ministry of Energy and Mines and the Ministry of Economy and Finance. We and Yanacocha paid a total of US$2.6 million and US$9.7 million, respectively, during the year ended December 31, 2007.

In February 2007, under the framework of this agreement executed with the Peruvian government (D.S. No. 071-2006-EM), we formed a trust in the Banco de Credito del Peru to serve two funds: the Buenaventura Local Mining Fund and the Buenaventura Regional Mining Fund. Proceeds from these funds were used to provide school furniture, teacher training and healthcare equipment.

On November 8, 2007, Cerro Verde executed an agreement with the Peruvian government in accordance with the terms outlined above, resulting in a contribution of US$16.7 million and US$32.0 million for the years ended December 31, 2006 and 2007, respectively, which was paid in the first half of 2008 and is recorded as a negotiated payment (voluntary contribution) in the Cerro Verde Financial Statements.

Organizational Structure

As of May 31, 2008, we conducted our mining operations directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

Compañía de Minas Buenaventura S.A.A.
100%
Buenaventura Ingenieros S.A.
99.99%
Contacto Corredores de Seguros S.A.
100%
Compañía Minera Condesa S.A.
55.17%
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.
40%
Minas Conga S.R.L.
43.65%
Minera Yanacocha S.R.L.
7.68%
Compañía de Minas Buenaventura S.A.A.
20%
Minas Conga S.R.L.
0.01%
Consorcio Energético de Huancavelica S.A.
40%
S.M.R.L. Chaupiloma Dos de Cajamarca
18.50%
Sociedad Minera Cerro Verde S.A.A.
44.83%
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.
45.90%
Sociedad Minera Coshuro S.A.
100%
ADRA International Holding Corp. S.A.
30.22%
Inversiones Colquijirca S.A.
51.06%
Sociedad Minera El Brocal S.A.A.
31.20%
2.93%
99.99%
Compañía Minera Colquirrumi S.A.
100%
Metalurgica Los Volcanes S.A.
99.99%
Consorcio Energético de Huancavelica S.A.
50.01%
Energía Transandina SRL
80%
Empresa de Generación Huanza S.A.C.
100%
Hidroeléctrica Marañón S.R.L.
100%
Empresa de Generación Huanza S.A.
40.09%
Compañía Minera Coimolache S.A.
20%
S.M.R.L. Chaupiloma Dos de Cajamarca
10%
Ferrovías Central Andino S.A.
53.06%
Minera La Zanja S.R.L.
60%
Minera Minasnioc S.A.C.
49.99%
Energía Transandina SRL

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, wholly-owned by us, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and Conenhua. See “—Business Overview—Exploration.” As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine. In addition, on August 15, 2007, Cedimin transferred its equity interest in Chaupiloma to Condesa, and, as a result, Condesa now receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest. See “—S.M.R.L. Chaupiloma Dos de Cajamarca” below. Condesa also holds a 7.68 percent interest in us.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.

Cedimin, wholly-owned by us, is a mining and facilities holding company. At December 31, 2005, Cedimin held a 40 percent participation in Minas Conga and a 40 percent interest in S.M.R.L. Chaupiloma Dos de Cajamarca. See “—The Company—History and Development” and “—S.M.R.L. Chaupiloma Dos de Cajamarca” below. See “—The Company—History and Development” for a description of the legal proceedings in the Peruvian courts concerning the ownership of certain shares of Cedimin originally held by BRGM. on August 15, 2007, Cedimin transferred its equity interest in Chaupiloma to Condesa.

As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin.  As a result of the merger, our interest in Cedimin increased from 0.0009 percent before the merger to 44.83 percent after the merger, and Condesa’s interest in Cedimin decreased from 99.9991 percent before the merger to 55.17 percent after the merger. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C., or Mineras Aureas, which had a 49 percent interest in Minera Paula 49 S.A.C., or Minera Paula. As a result of this acquisition, Minera Paula became wholly-owned by us. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities.

S.M.R.L. Chaupiloma Dos de Cajamarca

S.M.R.L. Chaupiloma Dos de Cajamarca, or Chaupiloma, is a Peruvian limited liability company that holds all of the mining rights for the areas mined by Yanacocha and Minas Conga. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. We, Condesa and Newmont Peru own a 20 percent interest, a 40 percent interest and a 40 percent interest, respectively, in Chaupiloma. We own, directly and indirectly, through our interest in Condesa, a 60 percent interest in Chaupiloma.

Consorcio Energético Huancavelica S.A.

Conenhua is an electrical transmission company that provides a significant portion of our electrical needs through its transmission facilities. We own 100 percent of Conenhua and manage its operations. Conenhua obtained the concession for power transmission in the Huancavelica area in 1983, enabling us to buy energy from Electro Perú and to transmit electric power to our mining facilities through our own facilities. The provinces of Huancavelica, Angaraes, Acobamba and Castrovirreyna are now connected to the system. Conenhua also provides electric power to other mining companies in the area. In 2007, Conenhua sold 32.9 million kilowatt hours, or kWh, in Huancavelica. Revenues generated by Conenhua benefit us in the form of operational costs savings at the rate of US$0.11 per kWh regarding thermoelectric generation costs. Conenhua has become the operator of Paragsha II-Uchucchacua, the power line which provides electricity to the Uchucchacua mine and two other mines and, in 2007, Conenhua provided 153.6 million kWh to those mines. Conenhua also operates the Callalli-Ares power line, which in 2007 provided 57.5 million kWh to the Orcopampa, Poracota and Shila-Paula mines. In addition, Conenhua provides the Antapite mine (which was operated by Inminsur until 2006) with electricity, including electrical power service and maintenance and, in 2007, Conenhua provided 15.0 million kWh to this mine. In 2007, Conenhua provided 383.7 million kWh to Yanacocha, a 6.7 percent increase compared to 2006. Conenhua’s revenues in 2007 amounted to US$14.8 million.

In order to ensure the availability of electricity for future mining projects, Conenhua purchased Hidroelectrica Marañon and Empresa Generacion Huanza, each of which owns a hydroelectric project to be developed in the short term by Energía Transandina SRL, a company created to be a holding company of both projects, and created Egehuaura to develop minor hydroelectric projects.

Buenaventura Ingenieros S.A.

Buenaventura Ingenieros S.A., or BISA, one of our wholly-owned subsidiaries, has provided mining sector geological, engineering, design and construction consulting services for over 30 years. During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions. In 1995, BISA created an environmental services group. In 2007, BISA inaugurated its Mineralogical Characterization Laboratory for the analysis of rocks and minerals. BISA owns a 99.95 percent interest in Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates. In 2005, 2006 and 2007, BISA participated in 181, 183 and 231 projects, respectively, for domestic and international mining industry customers in Latin America, including the preparation of Environmental Impact Studies and Environmental Adaptation and Management Programs. In 2007, BISA’s revenues amounted to US$17.9 million.

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

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

In January 1999, we purchased all of the outstanding shares ADRA International Holding Corp., or ADRA, for US$14.29 million, subject to contractual purchase price adjustment. As a result of this acquisition, we acquired ADRA’s 29.73 percent equity interest in Inversiones Colquijirca S.A. We currently hold a 61.42 percent equity interest in Inversiones Colquijirca S.A., including a direct 31.20 percent equity interest a 30.22 percent indirect equity interest through our wholly-owned subsidiary, ADRA. In addition, we hold a 34.29 percent ownership interest in Sociedad Minera El Brocal S.A.A., or El Brocal.

In January 2006, we entered into arbitration to resolve a dispute related to the purchase price adjustment for our acquisition of ADRA International Holding Corp. in 1999. On February 26, 2007, we received the arbitration award and agreed to pay an additional US$19.9 million in connection with the purchase price adjustment for the shares. In addition, we agreed to pay US$4 million to an investor that was not part of the arbitration award. On June 8, 2007, we paid approximately US$19.9 million of this award. The remaining balance of approximately US$3.9 million was paid in January 2008. See Note 11 to the Financial Statements.

Ferrovías Central Andino S.A.

We hold 10 percent of Ferrovías Central Andino S.A., or Ferrovías, a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000. Among the other companies holding interests in the share capital of Ferrovías are Railroad Development Corporation, Cemento Andino S.A., Commonwealth Development Corporation and others. Ferrovías will provide transportation for concentrates from El Brocal’s mining operations at a lower cost.

Sociedad Minera Cerro Verde S.A.A.

We hold a 18.50 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. The Peruvian government previously owned and operated the mine. In November 1993, the Cerro Verde operation was privatized. Cyprus Climax Metals Company (now a subsidiary of Freeport-McMoran Copper & Gold Inc.) bought 91.65 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.35 percent of the shares of Cerro Verde. Cyprus Climax Metals Company paid US$33.9 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the construction of the facilities. In 2002, Cerro Verde obtained ISO 14001 certification. Freeport-McMoran Copper & Gold Inc. is currently the operator and senior partner of Cerro Verde. In 2007, the mine produced 203.6 million pounds of copper cathodes, compared to 212.7 million pounds produced in 2006. It also produced 390.6 million pounds of copper concentrate in 2007, compared to 8.9 million pounds produced in 2006. Cerro Verde contains has 20,825 hectares of mining concessions in its mining district.

On June 1, 2005, Cerro Verde completed a capital increase. As a result of the capital increase, SMM Cerro Verde Netherlands B.V. acquired a 21 percent equity interest in Cerro Verde. In addition, we increased our equity interest in Cerro Verde from 9.17 percent to 18.21 percent. The remaining minority shareholders own 7.23 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Cerro Verde received US$441.7 million in cash, net of US$1.0 million in expenses, and Phelps Dodge’s interest in Cerro Verde was reduced to 53.56 percent from 82.48 percent. In March 2007, Freeport-McMoran Copper & Gold Inc. acquired Phelps Dodge. Freeport-McMoran Copper & Gold Inc. maintains a majority interest in Cerro Verde. Since June 1, 2005, we have purchased additional common shares in Cerro Verde on the Lima Stock Exchange, increasing our interest to 18.50 percent as of March 2007.

In February 2005, the board of directors of Cerro Verde approved an approximately US$850 million expansion and financing of the Cerro Verde mine. On September 30, 2005, Cerro Verde obtained in connection with such financing, debt-financing facilities in an overall amount of US$450 million, including US$90 million through an offering of corporate bonds. The cash invested by us and Sumitomo Metal Mining Co. and Ltd. and Sumitomo Corporation in connection with the capital increase financed approximately US$420 million of the expansion for the year ended December 31, 2006.

Effective on January 17, 2007 Cerro Verde terminated its commitments with each lender under its credit facilities. Approximately US$78.8 million in corporate bonds remain outstanding. As of May 31, 2008, Cerro Verde had total debt outstanding of approximately US$78.8 million, representing no change from the amount reported as of December 31, 2007.

Presented in the table below is certain financial and operating data regarding Cerro Verde for the years ended December 31, 2005, 2006 and 2007:

	As of and for the year ended December 31,
	2005	2006	2007
Income statement data(1)
Total revenues (US$ in thousands)	358,928	667,671	1,794,559
Net income (US$ in thousands)	234,663	444,621	804,685
Proven and Probable Reserves(2)
Leachable ore reserves (metric tons in thousands)	331,327	334,296	309,402
Millable ore reserves (metric tons in thousands)	1,262,857	1,407,136	1,456,232
Average copper grade of leachable ore reserves (%)	0.44	0.46	0.44
Average copper grade of millable ore reserves (%)	0.49	0.47	0.44
Production(3)
Cathodes (in thousands of recoverable pounds)	206,245	212,781	203,595
Concentrates (in thousands of recoverable pounds)	–	8,945	390,632
Price (US$ per metric ton)	3,684	6,731	7,126
____________________
(1)	Derived from Cerro Verde’s financial statements filed with CONASEV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.
(2)
Reserve calculations are derived from the financial statements filed by Cerro Verde with CONASEV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects to the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates includes assessments or the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.

(3)	Derived from Cerro Verde’s financial statements filed with CONASEV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.

YANACOCHA

Overview

Founded in Peru in 1992, Yanacocha is the largest gold producer in South America. Yanacocha produced 1,563,669 ounces of gold in 2007, its fourteenth full year of operations. Yanacocha’s operations are located in the Andes Mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and north of the City of Cajamarca at an altitude of 4,000 meters above sea level. As of December 31, 2007, Yanacocha’s proven and probable reserves (excluding Conga’s proven and probable reserves) were estimated to be 15.8 million ounces of gold, representing a 9.7 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2006, which were estimated to be 17.5 million ounces of gold. The decrease in reserves of gold was mainly due to a mining depletion of 2.2 million ounces, partially offset by an increase of 0.5 million ounces of gold reserves due to an increase in the price of gold and updated grade in recovery models. As of December 31, 2007, Conga’s proven and probable reserves were estimated to be 11.8 million ounces of gold and 3.2 billion pounds of copper, representing no variation from estimated 2006 gold and copper reserves. As of December 31, 2007, Yanacocha’s total proven and probable reserves (including Conga) were estimated to be 27.6 million ounces of gold, representing a 5.8 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2006, which were estimated to be 29.3 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2007 and 2006.

Proven and probable reserves are based on extensive drilling, sampling, mine modeling and metallurgical testing from which economic feasibility has been determined. Under the Management Contract (as defined below), Newmont Mining, in conjunction with Yanacocha, calculates Yanacocha’s reserves by methods generally applied within the mining industry and in accordance with SEC Industry Guide 7. Reserves represent estimated quantities of proven and probable ore that, under present and anticipated conditions, may be economically mined and processed. Newmont Mining has not quoted silver reserves at Yanacocha for the last year due to recovery issues.

Yanacocha’s exploration activities encompass 294,275 hectares covered by 429 mining concessions.  Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 108,569 hectares to Yanacocha, which are covered by 163 mining concessions.  Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights.

In 1994, its first full year of production, Yanacocha produced 304,552 ounces of gold. Yanacocha produced 2,851,143 ounces of gold in 2003, 3,017,303 ounces in 2004, 3,333,088 ounces in 2005, 2,612,199 ounces in 2006 and 1,563,669 ounces in 2007. Yanacocha expects production to increase by approximately 12 percent from the 2007 production level to 1,754,050 ounces in 2008, mainly as a result of the commencement of operation at its new gold mill facility. Yanacocha believes that it was one of the world’s lowest cost gold producers in 2007, with a cost per ounce of gold sold of US$356. Yanacocha’s cost per ounce of gold sold was US$201 in 2006, US$153 in 2005, US$148 in 2004 and US$132 in 2003.

The decrease in gold production in 2007 as compared to 2006 was mainly attributed to lower leach tons placed, 89.7 million dry metric tons and 108.5 million dry metric tons for the periods ended December 31, 2007 and 2006, respectively, and a higher waste to ore ratio, 1.11 grams per ton and 0.82 grams per ton for the periods ended December 31, 2007 and 2006, respectively.

Yanacocha expects production of silver to increase by approximately 107 percent from the 2007 production level to 4,802,496 ounces in 2008, mainly as a result of the commencement of operation at its new gold mill facility. Yanacocha reduces the cost of gold sold with sales of silver, which is considered a by-product. Silver production was 24,467 ounces in 1993, Yanacocha’s first full year of production, 3,035,275 ounces in 2003, 3,479,436 ounces in 2004, 4,342,292 ounces in 2005, 3,441,401 ounces in 2006, and 2,318,696 ounces in 2007.

The decrease in silver production in 2007 as compared to 2006 was mainly attributed to lower leach tons placed, 89.7 million dry metric tons and 108.5 million dry metric tons for the periods ended December 31, 2007 and 2006, respectively, and a higher waste to ore ratio, 1.11 grams per ton and 0.82 grams per ton for the periods ended December 31, 2007 and 2006, respectively.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru. See “—Management of Yanacocha—General Manager/Management Agreement.” Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha. Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 2000. In 2001, Yanacocha paid an aggregated amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004. In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million. As a result, an additional US$13.5 million was capitalized. In 2002, Yanacocha paid an aggregated amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits. In 2003, Yanacocha paid an aggregated amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits. In 2004, Yanacocha paid an aggregated amount of US$280 million in dividends in respect of 2003 earnings and completed all investments under its reinvestment program from 2000-2004. See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-56 and “Item 5. Operating and Financial Review and Prospects—Yanacocha—Operating Results.” In 2005, Yanacocha paid an aggregated amount of US$180 million in dividends in respect of 2004 earnings.

Undistributed earnings associated with the reinvestment program, amounting to US$180 million, were presented as restricted earnings as of December 31, 2004, 2005 and 2006. On December 26, 2006, Yanacocha received the resolution from the MEM approving the reinvestment program for the periods 2001 to 2004. In compliance with Peruvian laws, Yanacocha capitalized this amount through public deed dated December 20, 2007 and shall not reduce its partners’ equity during the following four fiscal years.

On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from “Minera Yanacocha S.A.” to “Minera Yanacocha S.R.L.” As a result, Yanacocha (i) cannot have more than 20 partners; (ii) its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (see Note 16 to Yanacocha Financial Statements); and (iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2007 have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha’s capital expenditures from its formation through December 31, 2007 totaled approximately US$2,412.6 million, including capital expenditures of US$233.0 million in 2005, US$269.4 million in 2006 and US$278.1 million in 2007. In 2007, Yanacocha’s principal capital expenditures included US$138.9 million for a gold mill facility, US$28.5 million for high altitude mining trucks, US$18.5 million and US$11.5 million for leach pad expansions of Carachugo (stages 10 and 11) and Yanacocha, respectively, US$7.6 million for construction of an alternate road to the coast of Peru, US$2.8 million for land acquisitions, US$8.7 million for the Conga project, US$5.2 million for waterways and irrigation channels acquired from the Quishuar and Encajón communities and US$5.5 million for project development. Capital expenditures in 2006 included an investment of US$157.8 million for mine and leach pad expansions of Carachugo (stage 10) and La Quinua (stage 6), US$9.3 million for environmental site and regional water management projects, US$11.9 million for mining equipment, US$44.8 million for the Yanacocha gold mill facility, US$11.1 million for the Conga project and US$32.7 million for work related to other ongoing expansions. Capital expenditures in 2005 included an investment of US$73 million for mine and leach pad construction, US$12 million for environmental site and regional water management projects, US$30 million for mining equipment, US$17 million for the Minas Conga project and US$98 million related to other ongoing expansions. See “—The Company—History and Development.”

Yanacocha anticipates that its capital expenditures for 2008 will be approximately US$255.8 million, which it plans to use primarily in the completion of the leach pad expansion at Carachugo (stage 11), La Quinua (stage 7) and Yanacocha (stage 5B), the continuation of the site-wide management plan to control sediment and chemicals, installation of a reverse osmosis plant for excess water treatment at Pampa Larga, continuation of the Yanacocha gold mill project and the Minas Conga project, development of the Chaquicocha deposit, construction of an alternate road to the coast of Peru, and the acquisition of real property, heavy mining equipment and other miscellaneous mining equipment. The Yanacocha gold mill facility, or YGM, will provide an alternative process to exploit high grade oxide ore and sulfide ores which are not amenable to heap leaching through a grinding circuit classification, followed by pre-leach thickening, a 24-hour leaching process and countercurrent decantation. Since the YGM will be located within Yanacocha’s current operating area, it will maximize utilization of existing infrastructure at La Quinua. Minas Conga currently consists of two gold-copper porphyry deposits located northeast Yanacocha’s operating area in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated to reserves in 2004, reported 11.8 million ounces of gold reserves and 3.2 billion pounds of copper reserves in 2007 and 2006.

Yanacocha expects that it will meet its working capital, capital expenditure and exploration requirements for the next several years from internally-generated funds, cash on hand and financing from banks and financial institutions. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and construction requirements, or that external funding will be available for such purposes on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity. See “Item 5. Operating and Financial Review and Prospects—Yanacocha—Exploration Costs; Capital Expenditures.”

Description of Yanacocha’s Operations

As of December 31, 2007, Yanacocha’s business operations consisted of five separate open-pit mines located at Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua, of which only two, Cerro Yanacocha and La Quinua, are currently in operation. The Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining areas began operations in August 1993, October 1994, January 1996, the last quarter of 1997 and October 2001, respectively. The Maqui Maqui open-pit mine temporarily ceased mining operations in 2000. The San José open-pit mine ceased operations in 2002, but temporarily reopened and closed again during 2006. San José has increased reserves as a result of an increase in the base price for proven and probable reserve estimates, from US$500 in 2006 to US$575 in 2007. The Carachugo open-pit mine has temporarily ceased mining operations, although one ore processing facility remains in operation.

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

Mining consists of a sequence of drilling, blasting, loading and hauling. Ore containing gold is transported from each mine to the nearest active leach pad while waste is taken to specially designed storage facilities. Unlike Yanacocha’s other mines, the ore in the La Quinua mine contains clays and fine grain material which can inhibit the heap leaching process if not handled properly. Initially, the La Quinua mine utilized an ore crushing and agglomeration process to improve the permeability of the ore prior to stacking ore on the leach pad. In May 2004, this process was replaced with a more inexpensive method whereby the ore is re-excavated using hydraulic shovels to a depth of four meters to improve permeability. Improved ore control to ensure proper blending of fine and coarse grained ore is an integral part of this process.

Ore is leached by introducing dilute solutions of cyanide through an irrigation system placed on top of the ore. This solution percolates through the ore, dissolving gold and silver as AuCN and AgCN complexes respectively, and results in a “pregnant” solution which drains to solution storage ponds to be transferred to the nearest recovery facility. Carbon column gold recovery plants typically treat lower grade solutions to produce a highly upgraded metal-bearing solution which in turn is routed to the Merrill-Crowe plants. Solution from the carbon column gold recovery plants or high grade solutions from the leach pads are sent to the Merrill-Crowe plants for gold extraction by a zinc precipitation process. The resulting gold precipitate is distilled by retorts (700°C) to remove mercury, and then smelted, producing doré bars currently assaying approximately 52 percent gold and 45 percent silver. The doré bars are transported from the processing plant by an outside security firm and refined outside of Peru. See “—Transportation and Refining.” The solution from which the gold is removed (barren solution) is recycled to the leach pads for further heap-leaching after having been reconstituted with cyanide. The leaching process is generally a closed system. However, during periods of high rainfall, excess water must be treated at the facilities located at Yanacocha Norte and Pampa Larga, which have been designed to meet or exceed standards for drinking water and for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See “—Regulation, Permit and Environmental Matters.”

Electric power for Yanacocha’s operations is currently provided by local power companies via two separate networks. Yanacocha also maintains diesel generation capacity for emergency requirements which have an aggregate power generation capacity of 16 megawatts, or MW. In addition, Yanacocha has been connected to the Peruvian national electricity grid since the end of 1997. Yanacocha currently receives its supply of electric power through a 220 kilovolt, or kV, power line originating in Trujillo, which is owned by Buenaventura and has the capacity to provide up to 150 MW to Yanacocha (although current contracted demand is limited to 42 MW). In addition, a 60 kV power line routed through Cajamarca permits Yanacocha to receive up to 15 MW. This power line is used only in emergencies. See “Item 5. Operating and Financial Review and Prospects.”

Water for Yanacocha’s operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes treatment at the treatment facilities described above.

Set forth below are certain unaudited operating data, for the years shown for each of Yanacocha’s mining operations that were then in operation:

	2003	2004	2005	2006	2007
Mining Operations:
Ore mined (DST):
Cerro Yanacocha	78,201,929	73,551,712	64,582,674	59,944,475	56,696,685
Carachugo	101,150	—	—	950,355	7,563,243
Maqui Maqui	—	—	—	—	—
La Quinua	68,555,909	63,714,676	80,889,028	414,559	35,283,067
San José	—	—	—	54,485,222	—
Total ore mined (DST)	146,858,989	137,266,389	145,471,702	115,794,610	99,542,995
Average gold grade of ore mined
(oz./DST):
Cerro Yanacocha	0.024	0.022	0.034	0.030	0.012
Carachugo	0.014	—	—	0.039	0.047
Maqui Maqui	—	—	—	—	—
San José	—	—	—	0.028	—
La Quinua	0.031	0.029	0.023	0.021	0.022
Total average gold grade of ore Mined (oz./DST)	0.027	0.025	0.028	0.026	0.019

Gold Production (oz.):
Cerro Yanacocha	813,132	740,087	1,198,160	1,035,794	566,006
Carachugo	826,920	701,491	421,967	308,600	307,867
Maqui Maqui	64,335	45,612	38,631	21,747	21,460
San José	—	—	—	—	—
La Quinua	1,146,756	1,530,112	1,674,329	1,246,058	668,336
Total gold (oz.)	2,851,143	3,017,302	3,333,088	2,612,199	1,563,669

Exploration

Yanacocha’s exploration activities encompass 294,275 hectares covered by 429 mining concessions. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 108,569 hectares to Yanacocha, which are covered by 163 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights.

Yanacocha has three processing concessions from the MEM for its processing plant: Cerro Yanacocha (Cerro Negro, La Quinua and Yanacocha), Yanacocha (Carachugo and Pampalarga) and China Linda. The processing concessions have indefinite terms, subject to the payment of a fee based on nominal capacity for the processing plant. In 2006, Yanacocha requested extensions for two of these processing concessions, Cerro Yanacocha and Yanacocha.

Exploration expenditures amounted to approximately US$32.9 million, US$32.3 million and US$28.2 million in 2005, 2006 and 2007, respectively. These expenditures have resulted in the identification of several deposits, which have been advanced to reserves, including Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (which includes Cerro Negro), Chaquicocha, El Tapado, El Tapado Oeste (Corimayo), Antonio, Quecher and Minas Conga (Perol, Chailhuagón and Amaro). Exploration expenditures have also been used to identify deep sulfide mineralization beneath the oxide deposits at El Tapado, El Tapado Oeste (Corimayo), Antonio, Maqui Maqui, Yanacocha and Chaquicocha. In 2008, exploration efforts will focus on metallurgical initial data at the Yanacocha Verde project which is the sulfide mineralized portion beneath the Yanacocha oxide deposit. A first pass drilling test and follow up has been scheduled at several target sites, namely, San Cirilo (which includes the San Cirilo Sur, Rosa, Chilla Negra and Rosa Sur targets), Conga (which includes the La Carpa, Napo, Yuru, Perlita, Chasu, Lindero, Atocha, Plucnijoc, Vizcacha and Gentiles SE targets) and the western and eastern portions of the Yanacocha District (including the Exaltado, Colorado graben, Arnacocha, Derrumbo, Antonio, Pamela, Karicia and Pachanes targets).

Yanacocha’s exploration expenditures include all of the costs associated with exploration activities such as drilling, geological and metallurgical testing. Yanacocha prepares a budget for each year and allocates an amount for exploration activities. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities that may arise, Yanacocha does not allocate a specified budgeted amount by property or project. Rather, Yanacocha allocates a budgeted amount over the course of the year to each project based on Yanacocha’s needs and its geologists’ periodic evaluations of the progress of each project and its potential for mine construction.

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua and Chaquicocha gold deposit projects and the Minas Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings. For 2008, Yanacocha’s estimated expenditures will be US$37.2 million for exploration, which will be expensed, and an additional US$2.8 million for delineation activities for ore bodies that are currently classified as reserves, which will be capitalized. This budgeted amount will be expended mainly on the Chaquicocha, Cerro Yanacocha, La Quinua, and Minas Conga deposits along with an extensive exploration program in Yanacocha’s properties.

In 2001 and 2002, activities resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone. At the end of 2003, Corimayo, Antonio and Quecher contained 3.00 million, 0.11 million and 0.04 million ounces of reserves, respectively. In 2004, exploration efforts focused on the exploration of near-surface oxide deposits at Cerro Quilish, including Cerro Negro, and Chaquicocha, and the expansion of the Antonio deposit and the Giuliana prospect, located north of the Yanacocha Norte pit. Exploration of gold-dominant sulfide mineralization continues beneath known oxide deposits at Yanacocha Sur, Chaquicocha, El Tapado, El Tapado Oeste (Corimayo), Antonio and Maqui Maqui. In 2004, infill drilling at Minas Conga added 8.7 million ounces of gold and 2.23 billion pounds of copper from the Perol and Chailhuagón deposits. In 2005, additional infill drilling at Chaihuagón and Perol added 3.1 million ounces of gold and 0.99 billion pounds of copper reserves. Several early stage target sites were tested by drilling, including Gentiles at the Minas Conga deposit and San Cirilo at the Solitario Regional Sector. In 2006, 400,000 ounces were added from Chaquicocha. In addition, early stage drilling continues at San Cirilo, Deborah corridor, Minas Conga and Yanacocha. In 2007, Yanacocha added 1.27 million ounces of gold to its reserves; however, this was offset by losses of 0.84 million ounces of gold due mainly to cost increases in some marginal pits. The net gain to reserves was 0.44 million ounces derived mainly from development work at Maqui Maqui, La Quinua and Cerro Yanacocha deposits. In addition, the La Carpa and Chasu targets were tested in the Conga site with encouraging results and exploration work will be continued in 2008. Drilling at San Cirilo and Deborah corridor was also developed as well as the evaluation of several targets within the Yanacocha district.

Transportation and Refining

The doré bars produced by Yanacocha are transported to refineries outside of Peru and, accordingly, Yanacocha has entered into pre-established transportation contracts. Yanacocha has engaged Hermes Transportes Blindados S.A., or Hermes, to service its local transportation requirements. Under the terms of Yanacocha’s agreement with Hermes, the risk of loss with respect to the doré bars is assumed in its entirety by Hermes during the transportation of the doré bars from the mines to Jorge Chávez Airport in Lima. Thereafter, the responsibility for the doré bars shifts to the refiner, which has entered into a contract with an outside security firm to provide offshore transportation. The doré bars are melted, weighed and sampled in refineries abroad, which store the doré bars in strong-room vaults and assume responsibility there for the doré bars. Yanacocha pays a predetermined fee for the refining service. The final output from refineries, known as London Good Delivery gold and silver, is credited to Yanacocha’s London bullion accounts until transferred to purchasers.

Sales of Gold

Yanacocha’s gold sales are made through a monthly open-bidding process in which Yanacocha auctions its production, corresponding to the next four to five weeks. This bidding process is set up by Yanacocha with approximately 10 financial institutions and trading firms prior to each month. Yanacocha collects bids and confirms sales. The gold is typically sold on the date of departure from Jorge Chávez Airport in Lima. If a portion of gold remains unsold, it is sold on the spot market within a few days. Silver is sold on the spot market approximately once a month to financial institutions or trading firms. The cash from such sales is received into a collection account in London against orders to the London bullion bank for deliveries of the gold and silver to the purchasers.

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

Employees

As of December 31, 2007, Yanacocha had 3,014 employees. Compensation received by Yanacocha’s employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive eight percent of the annual pre-tax profits of their employers, or the Employee Profit Sharing Amount, fifty percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining fifty percent of such profits to be distributed among the employees based on the aggregate annual salary of each employee. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by Yanacocha to the Fondo Nacional de Capacitación Laboral y Promoción del Empleo (FONDO EMPLEO), a public fund established to promote employment and employee training. Since 2005, if the amount contributed by Yanacocha exceeds 2,200 Unidades Impositivas Tributarias (Tax Units), the excess should be dedicated exclusively to the financing of road infrastructure works and managed by the regional government.

In 1998, the Peruvian government issued additional regulations regarding the calculation of the workers’ participation, which limited to 18 monthly salaries the total amount to which each employee is entitled. However, there is a difference in the criteria for the calculation between the law and its regulations. Yanacocha followed the criteria established by the law in determining the amount to be paid to its employees since 1998. In December 2006, Yanacocha accrued US$14.9 million as a liability for the possible workers’ profit participation contingency. In addition, Yanacocha booked and wrote off a receivable amounting to US$11.6 million. As of December 31, 2007, Yanacocha recorded an additional charge of US$2.9 million, included in “Other expenses, net,” to cover any payment derived from the different criteria established to make these payments by both the law and the regulation.

Pursuant to the Peruvian labor laws enacted in 1991, Yanacocha deposits funds for severance payments in a bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

Yanacocha’s employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the system of the Oficina de Normalización Previsional (the Public Pension System, or ONP), or in a privately-managed system of individual contribution pension funds managed by the Administradoras de Fondos de Pensiones, or AFPs. Yanacocha is required to withhold 13 percent from the salary of each employee enrolled in the ONP system and pay such amount to the ONP system, and withhold between 12.37 percent and 12.96 percent from the salary of each employee enrolled in the AFP system and pay such amount to the respective AFP. Yanacocha has no liability for the performance of these pension plans.

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

Yanacocha has entered into arrangements with independent contractors who are responsible for the security services and staffing for several operational and administrative areas. As of December 31, 2007, independent contractors employed 9,152 persons who worked at Yanacocha’s operations. In 2004, Yanacocha entered into its first collective bargaining agreement with Workers’ Union of Minera Yanacocha S.R.L., or the Union, which was created on December 9, 2003. Because the Union’s 605 members as of December 31, 2006 represented a minority of Yanacocha’s employees, the collective bargaining agreement applied only to the Union’s members and expired on February 28, 2007. In May 2007, Yanacocha completed negotiations with the Union’s members and entered into a new collective bargaining agreement, which is applicable only to the Union’s members and effective from March 2007 to February 2010.

In November 2007, a small percentage of Union members engaged in a two-day strike notwithstanding the recent collective bargaining agreement reached between Yanacocha and the Union. The strike did not have any material impact on Yanacocha’s operations; nevertheless there can be no assurance that Yanacocha will not experience other strikes or labor-related work stoppages that could have a material adverse effect on its operations or its operating results.

Since commencement of operations, Yanacocha’s rate of turnover has been less than ten percent per year. Yanacocha has informed us that it considers its relations with its employees to be good. Yanacocha annually evaluates employee relations using an anonymous employee opinion survey to measure employee opinions of its benefits and policies. Approximately 80 percent of payroll employees participate in this survey each year.

Social Development

Since its formation, Yanacocha has been attentive to its relationship with the community in the fields of social relations and development.

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

In 2007, Yanacocha invested US$4.9 million in educational infrastructure at the Davey school and US$7.6 million for road improvements. Yanacocha also invested US$6.9 million in development projects for rural areas, including community capacity building, agriculture, health, education and other projects. In addition, Yanacocha invested US$5.2 million in mitigation programs in areas such as Tual, La Quinua, La Shacsha, La Ramada, Lagamarca and Granja Porcón.

Since 1993, Yanacocha has invested nearly US$106 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs.

Security

Yanacocha has 54 security employees on its payroll. In addition, there is a contracted security force of over 375 persons assigned to rotating shifts. Distribution of payroll security personnel includes six persons with respect to the processing plant, one person with respect to its headquarters in Lima and one person with respect to the road to the coast. The distribution of the contracted security force is throughout the site, at access points, offices and residential areas in Cajamarca and at check point 0 on the road to the coast. In addition to the standing posts, there is a rapid response force of 18 persons per shift. No terrorist incidents have been recorded against Yanacocha’s personnel or property at its mining operations or at its headquarters in Lima.

Mining and Processing Concessions

Yanacocha’s exploration activities encompass 294,275 hectares covered by 429 mining concessions. Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 108,569 hectares to Yanacocha, which are covered by 163 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years (with the exception of one contract that has an initial term of 30 years) and expiring in 2012, 2014, 2015, 2018, 2021, 2024, 2025, 2026 and 2035, that are renewable at Yanacocha’s request for an additional 20-year term. Chaupiloma has not yet assigned 100 hectares covered by one mining concession to Yanacocha. Approximately 22 percent of the mining concessions that have been assigned by Chaupiloma to Yanacocha were claimed prior to 1991. Chaupiloma is owned 40 percent by Newmont Peru and 60 percent by Minera Condesa and Cedimin.

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

Yanacocha pays a royalty fee to Chaupiloma of 3 percent of the net sale value of all ore extracted from these mining concessions after deducting refinery and transport costs for the right to mine five of the mining concessions. For 2007, Yanacocha paid royalties of US$34 million to Chaupiloma. The mining concession not yet assigned to Yanacocha will be assigned to Yanacocha by Chaupiloma on comparable terms.

According to Peruvian mining law, the assignee in an assignment of mining concessions assumes all the duties and rights of the holder of the concession. Management of Yanacocha believes that the mining concessions assigned to Yanacocha are in full force and effect under applicable Peruvian laws and that Yanacocha is in compliance with all material terms and requirements applicable to the mining concessions and is not experiencing any condition, occurrence or event known to it that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that Yanacocha and Chaupiloma may, from time to time, remake, cancel, terminate or allow to lapse mining concessions assigned to Yanacocha that are not material to the conduct of Yanacocha’s business.

Yanacocha has been actively pursuing the acquisition of the land surface rights or obtaining easements relating to land positions containing prospective geological exploration target sites, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to 13,927 hectares of the surface land covering its Carachugo, Chaquicocha, Maqui Maqui, Haussing, Laboratorio, Línea de Alta Tensión, Presas, Museo, Sorpresa Mishacocha, San José, Cerro Yanacocha and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit and Calera China Linda.

In addition, as of December 31, 2007, Yanacocha had acquired 26,316 hectares, including 7,847 hectares of surface rights with respect to the Minas Conga deposit, 3,581 hectares for the San Cirilo and Las Lagunas prospects at Solitario, and 421 hectares for future land swaps. See “—The Company—History and Development.”

PROJECT	Hectares as of December 31, 2006	Exchanges	Hectares acquired in 2007	Hectares as of December 31, 2007
Carachugo - San José - Chaquicocha	3,462.35	—	34.65	3,497.00
Cerro Quilish - Cerro Negro	2,825.88	—	8.22	2,834.10
Calera China Linda	347.29	—	60.92	408.21
Haussing	10.89	—	—	10.89
La Quinua	2,817.58	—	—	2,817.58
Laboratorio	0.10	—	—	0.10
Las Lagunas	1,674.78	—	—	1,674.78
Línea de Alta Tensión	0.01	—	—	0.01
Maqui Maqui	1,957.23	—	—	1,957.23
Minas Conga	5,053.43	—	2,793.98	7,847.41
Presas	196.72	—	—	196.72
San Cirilo	1,896.77	—	9.54	1,906.31
Terrenos para canjes	419.50	1.59	—	421.09
Cerro Yanacocha	2,135.31	—	2.85	2,138.16
Museo	8.56	—	—	8.56
Sorpresa Mishacocha	146.38	—	451.45	597.83
TOTAL	22,952.78	1.59	3,361.61	26,315.98

NOTE:
In addition to the 419.50 hectares reported as of December 31, 2006, 1.59 hectares have been acquired by permuting, resulting in a total of 421.09 hectares for exchange as of December 31, 2007.

Regulation, Permit and Environmental Matters

Yanacocha is subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru, including mining laws, labor laws, social security laws, public health, consumer protection laws, environmental laws, securities laws and antitrust laws. See “—The Company—Regulatory Framework—Mining and Processing Concessions” and “—The Company—Regulatory Framework—Environmental Matters” for a general description of Peruvian regulations of mining companies and environmental obligations. See “—Mining and Processing Concessions” above for a discussion of Peruvian regulations relating to the mining and processing concessions utilized by Yanacocha in its mining operations.

Yanacocha is required to submit certain documentation with respect to its plans and operations for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture and the Ministry of Health. Yanacocha is required to file and obtain approval of an EIS for each of its mining operations before being authorized to operate such mine. EISs for the Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant have been approved. Pursuant to current Peruvian regulations, Yanacocha also submits supplemental EISs each time a project’s production rate or disturbed area used is expanded by more than 50 percent. In 2006, Yanacocha filed an EIS to expand its operations at the Yanacocha and La Quinua areas. After an EIS is approved and construction activities are initiated, a governmental-accredited environmental auditing firm is required to audit the operation three times per year. Each of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant has been and continues to be audited as required with no significant pollution problems identified.

Yanacocha’s corporate policy is to operate in compliance with all material applicable laws and regulations and adopt and adhere to standards that are protective of both human health and the environment at the facilities it builds and operates. Additionally, Yanacocha has agreed to several environmental covenants in loans with the IFC that require Yanacocha to comply with relevant World Bank environmental guidelines and World Bank occupational health and safety guidelines, and such covenants are monitored annually by IFC. See “—Trust Certificates and IFC Loan Documents.” In addition, in 2005 Yanacocha became a signatory of the International Cyanide Code, which provides specific and strict standards on how to manage cyanide.

In August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003, which established a uniform methodology for accounting for estimated reclamation and abandonment costs. Accordingly, on January 1, 2003, Yanacocha recorded the estimated present value of reclamation liabilities, or asset retirement obligation or ARO, and increased the carrying amount of the related asset to be retired in the future. Yanacocha allocates the carrying amount of the related asset to expense over the life of the related assets, adjusting for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. At January 1, 2003, Yanacocha recorded approximately US$50 million for the carrying amount of the related asset, net, an increase of approximately US$72.1 million to ARO, an increase of US$7.9 million to deferred tax liabilities, and an increase of US$2.3 million to deferred profit sharing liabilities.

Prior to the adoption of SFAS No. 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs for active mines were accrued and charged over the expected operating lives of the mines using the unit of production method based on proven and probable reserves. Future remediation costs for inactive mines were accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates were reflected in earnings in the period an estimate was revised.

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

Yanacocha has informed us that its management does not believe that existing permitting requirements or other environmental protection laws and regulations applicable to Yanacocha will have an adverse effect on its business, financial condition or results of operations. However, Yanacocha’s management recognizes the possibility that additional, more stringent environmental laws and regulations may be enacted in Peru, which could result in significant additional expense, capital expenditures, restrictions or delays associated with the construction and operation of Yanacocha’s properties. Neither we nor Yanacocha can predict whether Yanacocha will be able to renew its existing permits or whether significant changes in existing permit conditions will be imposed. Non-renewal of existing permits or the imposition of additional conditions with respect to Yanacocha could have a significant adverse effect on its financial condition or results of operations.

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety.

Insurance

Yanacocha maintains a comprehensive insurance program designed to address the specific risks associated with its operations, in addition to covering the normal insured risks encountered by major mining companies.

Yanacocha’s insurance program consists of a “Primary Program” and an “Umbrella/Excess Program.” Coverage under the Primary Program is provided through the local Peruvian insurance market and includes employers’ liability, comprehensive third party general liability, comprehensive automobile liability, all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment. Coverage under the Umbrella/Excess Program is provided through Newmont Mining’s master worldwide insurance program and addresses claims that the Primary Program cannot, or will not, cover. During 2005 and 2004, Yanacocha received US$1.1 million and US$1.0 million, respectively, from its insurance program in connection with a mercury spill and expects to receive further insurance payments to cover most of the remediation expenses it incurred as a result of the accident.

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

On May 19, 2006, Yanacocha entered into a US$100 million bank facility with a syndicate of Peruvian commercial banks, comprised of Banco de Crédito del Perú, BBVA Banco Continental and Banco Wiese Sudameris (now Scotiabank Perú). Quarterly repayments began in May 2007 with final maturity on May 2014. Borrowings under the facility bear interest at a rate of LIBOR plus 1.875%. The loan is non-recourse to both Newmont and us. During 2007, Yanacocha repaid the first three installments of the credit facility for a total amount of US$10.3 million.

In September 2007, Yanacocha entered into a leasing contract with Banco de Crédito del Perú related to the acquisition of nine high altitude mining trucks, with a purchase option. The lease is for three years and bears an annual interest rate of 6.10%.

In December 2007, Yanacocha entered into a leasing contract with Scotiabank related to the acquisition of one high altitude mining truck, with a purchase option. The lease is for three years and bears an annual interest rate of 6.00%. The total lease agreement signed amounts to US$16.3 million to acquire six high altitude mining trucks. As of December 31, 2007, as per the lease agreement, Yanacocha is committed to the bank for US$4.0 million.

By-Laws of Yanacocha

Yanacocha is governed by the Peruvian Companies Law and the estatutos (the combined articles of incorporation and by-laws) of Yanacocha, or the Yanacocha By-Laws.

Control Over Major Corporate Events

Pursuant to the Peruvian Companies Law and the Yanacocha By-Laws (including applicable quorum requirements), without the affirmative vote of the partners of Yanacocha representing at least 51 percent of the voting shares, none of the following may occur: (i) an increase or decrease in Yanacocha’s capital, (ii) the issuance of any debentures, (iii) any sale of an asset whose book value is at least 50 percent of the paid in capital relating to such asset, (iv) any amendment to the Yanacocha By-Laws in order to change its business form, (v) the merger, consolidation, dissolution or liquidation of Yanacocha or (vi) any other amendment of the Yanacocha By-Laws.

Pursuant to the Shareholders Agreement among Newmont Second, Condesa, Compagnie Miniére Internationale Or S.A. and IFC, dated as of August 16, 1993, as amended by a General Amendment Letter, dated August 17, 1994, any member of the Executive Committee of Yanacocha who wishes to propose that Yanacocha’s Executive Committee authorize Yanacocha to take a Significant Action (as defined below) must (i) give written notice to each partner of such proposal prior to consideration thereof at a meeting of the Executive Committee and (ii) refrain from voting to approve such Significant Action until (x) the Executive Committee has received the consent of 80 percent of the partners of Yanacocha (a partner is deemed to have consented if no objection is received from such partner within 30 days after being notified) or (y) the Executive Committee has received the consent of at least 51 percent of the partners of Yanacocha and 45 days have elapsed since the member of the Executive Committee who proposed the Significant Action has responded in writing to objections received from objecting partners. “Significant Action” means (i) a disposal or sale of more than 20 percent by value of Yanacocha’s fixed assets, (ii) any planned shutdown or cessation of Yanacocha’s mining activities that is planned to last for more than one year, (iii) any capital expenditure by Yanacocha exceeding US$20 million, (iv) any disposal or sale by Yanacocha of the mining rights covered by certain concessions or (v) the approval of the construction of a project in the area owned by Yanacocha (other than the Carachugo mine and processing facilities).

Preemptive Rights

The Peruvian Companies Law and the Yanacocha By-Laws provide preemptive rights to all partners of Yanacocha. In the event of a capital increase, any partner has a preemptive right to pay its pro rata share of such increase in order to maintain such partner’s existing participation in Yanacocha.

In the event of a proposed transfer, exchange or sale, either voluntary or involuntary, of participation, collectively referred to as the Offered Participation, of one or more partners, any partner has a right to acquire the Offered Participation in proportion to its holdings of partners’ capital. In the event that not all of the partners wish to exercise this right or some indicate their decision to acquire a smaller share than that to which they are entitled, the other partners will be entitled to an increase, and consequently, the remaining participation will be distributed among them in proportion to such partners’ capital participation and within the maximum limit of the participation they have stated their intention to acquire. Finally, any Offered Participation remaining unsubscribed by the partners must first be offered to Yanacocha before they may be offered to third parties.

Legal Proceedings

Choropampa. In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of S/.1.7 million Nuevos Soles (approximately US$0.5 million) to the Peruvian government. Yanacocha entered into settlement agreements with a number of individuals impacted by the incident. As compensation for the disruption and inconvenience caused, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident. Yanacocha, certain related companies and other defendants were named in a lawsuit filed by over 1,100 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Court of the State of Colorado. This action seeks compensatory damages based on claims associated with the mercury spill incident. In February 2005, Yanacocha responded to the complaint in the Denver District Court of the State of Colorado. The parties in these cases have agreed to submit these matters to binding arbitration. In October 2007, the parties to the arbitration entered a court-approved settlement agreement, resolving most of these cases.

In May 2002, over 900 Peruvian citizens filed additional lawsuits against Yanacocha in the local courts of Cajamarca, Peru, related to the Choropampa incident. Such lawsuits seek aggregate payments of US$229.4 million and S/.1.2 million Nuevos Soles. A significant number of plaintiffs in these lawsuits entered into settlement agreements with Yanacocha prior to filing such claims. In September 2006, the Peruvian Supreme Court issued contradictory opinions on the validity of these settlement agreements. Subsequent lower court decisions have upheld the validity of these settlement agreements, discharging a number of the lawsuits. In 2005, Yanacocha entered into settlement agreements with approximately 350 additional plaintiffs. Yanacocha cannot reasonably predict the final outcome of any of the above-described lawsuits.

Conga. Yanacocha is involved in a dispute with the Provincial Municipality of Celendín regarding the authority of that governmental body to regulate the development of the Conga project. In 2004, the Municipality of Celendín enacted an ordinance declaring the area around Conga to be a mining-free reserve and a protected nature area. Yanacocha has challenged this ordinance by means of two legal actions, one filed by Yanacocha (as the lease holder of the Conga mining concessions) and one filed by Minera Chaupiloma (as the titleholder of the Conga mining concessions). In August 2007, a Peruvian Court of First Instance upheld Chaupiloma’s claim, stating that the Municipality of Celendín lacks the authority to create protected nature areas. The Municipality of Celendín has not appealed the ruling. Based on legal precedent established by Peru's Constitutional Tribunal and the foregoing resolution of Chaupiloma’s claim, it is reasonable to believe that Yanacocha’s mining rights will be upheld.

Hacienda Los Negritos. On October 21, 2002, Yanacocha was sued by Grimaldina Malpica Rojas, seeking: (i) the repossession of the “Los Negritos” property, which is currently held and utilized by Yanacocha, and (ii) a payment for damages of up to US$65 million. Yanacocha has opposed the lawsuit and all its terms, requesting that her registration of the property in the Public Registry of Cajamarca be declared void. The legal proceeding is currently pending resolution in Cajamarca’s Court of First Instance. Yanacocha believes that the plaintiff’s claim is without merit.

Baños del Inca. On September 11, 2006, the Municipality of Baños del Inca issued a declaration designating an area that includes the Carachugo Expansion and San José Projects as reserved and protected areas. Based on previous experience and actions taken by Peru’s Constitutional Tribunal in respect of Cerro Quilish, in which it was ruled that such declaration did not affect Yanacocha’s mining rights, Yanacocha believes that Baños del Inca’s declaration should not impact Yanacocha’s legal rights to exploit these concessions. The legal proceeding is currently pending resolution in Lima’s Court of First Instance.

San Pablo. On February 16, 2007, the Municipality of San Pablo issued an ordinance designating an area that includes Las Lagunas and Pozo Seco as reserved and protected areas, where Yanacocha has mining rights. Based on previous experience and actions taken by Peru’s Constitutional Tribunal in respect of Cerro Quilish, in which it was ruled that such declaration did not affect Yanacocha’s mining rights, Yanacocha believes that San Pablo’s declaration should not impact Yanacocha’s legal rights to exploit these concessions. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas, denying the rights granted by Yanacocha’s mining concessions. The Court in the First Instance rejected the complaint based on formal grounds. The resolution of the Court was appealed and such appeal is currently pending resolution in Lima’s Court of Second Instance.

Other contingencies - Cerro Quilish. Yanacocha was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit. Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and protected nature area. Yanacocha challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. Peru’s Constitutional Tribunal heard the case in early 2003 and ruled on April 7, 2003. The ruling established that Yanacocha’s rights were not impacted by the ordinance and ordered Yanacocha to complete a full environmental impact study prior to initiating any development at Cerro Quilish and adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. In July 2004, Yanacocha received a drilling permit and commenced exploration activities on the Cerro Quilish deposit. During September 2004, individuals from the Cajamarca region conducted a sustained blockade of the road between the City of Cajamarca and the mine site in protest of these exploration activities. Yanacocha suspended all drilling activities at Cerro Quilish and the blockade was resolved. In November 2004, in recognition of local concerns, Yanacocha requested and received the revocation of its Cerro Quilish drilling permit. In this regard, Yanacocha continues to work to improve its relationship with the communities in the vicinity of Cajamarca.

Other than the legal proceedings described above, Yanacocha is involved in certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material to Yanacocha or its operations. For information regarding the legal proceedings relating to the ownership of Yanacocha’s equity, see “—The Company—History and Development.”

Management of Yanacocha

Executive Committee

Pursuant to the Yanacocha By-Laws, Yanacocha’s Executive Committee consists of six members, all of whom are appointed by the partners of Yanacocha. Richard T. O’Brien, President and Chief Executive Officer of Newmont Mining Corporation has been appointed Chairman of Yanacocha’s Executive Committee and Alberto Benavides de la Quintana, our Chairman of the Board and Chief Executive Officer, has been appointed as the Vice Chairman of Yanacocha’s Executive Committee.  The Vice Chairman has the power to preside over the meetings of Yanacocha’s Executive Committee in the Chairman’s absence. The members of the Executive Committee are elected for a three-year term but may continue in their positions until the next election takes place and the newly elected members accept their positions. Alternate members are elected in the same manner as members and can act in the place of members with all of their authority when a member is unavailable, except that an alternate member may not act as either Chairman or Vice Chairman of Yanacocha’s Executive Committee. The Chairman has the right to cast the deciding vote in the event of a deadlock among Yanacocha’s Executive Committee.

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2007, Yanacocha accrued fees of US$3.1 million owed to Newmont Peru and its affiliates under the Management Contract.

Control Over Major Corporate Events

See “—By-Laws of Yanacocha” above for a description of certain provisions of Peruvian law and of the Yanacocha By-Laws relating to control over major corporate events.

Preemptive Rights and Rights of First Refusal

See “—By-Laws of Yanacocha” above for a description of certain provisions of Peruvian law and of the Yanacocha By-Laws relating to preemptive rights and rights of first refusal.

Property, Plants and Equipment

Our Property

Introduction

We operate seven mines: Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite and Ishihuinca. We also have controlling interests in two mining companies which operate the Shila-Paula and Colquijirca mines. We also own an electric power transmission company, an engineering services consulting company and have minority interests in several other mining companies including a significant ownership interest in Yanacocha and Cerro Verde. See “—The Company—Organizational Structure” and “—Intermediate Holding Companies, Subsidiaries and Equity Participations.” Set forth below is a map of our principal mining operations as of May 31, 2008.

Effective March 2001, we temporarily suspended operations and decided to discontinue exploration efforts at the Recuperada mine and, as a result, all activity at the mine was temporarily suspended. In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in the price of metals. In February 2006, the exploitation process in the Recuperada Mine resumed due to the significant increase in the price of metals and reserves in the Esperanza, Camucha and Teresita veins. Until March 30, 2002, we held, indirectly through Condesa and Cedimin, a 100 percent interest in Minera Huallanca. On such date, we transferred this interest to BHL-Perú S.A.C. through the sale of all of our shares in Minera Huallanca for US$2 million. As of January 2, 2003, Minera Shila S.A.C. merged with and into Cedimin.  As a result of the merger, our interest in Cedimin increased from 0.0009 percent before the merger to 44.83 percent after the merger, and Condesa’s interest in Cedimin decreased from 99.9991 percent before the merger to 55.17 percent after the merger. In addition, on October 22, 2004, Cedimin acquired a 100 percent equity interest in Mineras Aureas, which had a 49 percent interest in Minera Paula. As a result of this acquisition, Minera Paula became wholly-owned by us. As of December 31, 2004, Mineras Aureas and Minera Paula merged with and into Cedimin and are no longer separate legal entities. On August 22, 2006, we purchased approximately 22 percent of the outstanding shares of Inminsur from minority shareholders, which resulted in our acquisition of a 100 percent controlling interest in Inminsur. In December 2006, Inminsur merged with and into us.

Our mining operations are located throughout Peru. Our Julcani mine is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. Our Uchucchacua mine is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima. Our Orcopampa and Poracota mines are located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima. Our Recuperada mine is located in the province of Huancavelica, in the department of Huancavelica, approximately 500 kilometers southeast of the city of Lima. Our Ishihuinca mine is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima. Our Antapite mine is located in the province of Huaytara in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima. The Shila mine, which is operated by one of our wholly-owned subsidiaries, is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima and 100 kilometers south of our Orcopampa mine. The Paula mine, which is operated by one of our wholly-owned subsidiaries, is located in the province of Castilla, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mine, and as of January 1, 2005, Paula’s operating data has been consolidated with Shila’s operating data. The Colquijirca mine, which is operated by one of our majority-owned subsidiaries, is located approximately 285 kilometers east of Lima and 10 kilometers south of the city of Cerro de Pasco. The Yanacocha mine, in which we have a 43.65 percent interest, is located in the province and department of Cajamarca, approximately 900 kilometers north of Lima. The Cerro Verde mine, in which we have a 18.50 percent interest as of March 31, 2008, is located in the department of Arequipa.

Operating Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by us. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which was renewed in September 2003 and expires in 2043, stipulates a payment from us equal to 10 percent of production value, subject to certain conditions. Operations started in the Orcopampa mine in 1965. In 2007, we made lease payments of US$12.3 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins. In December 1996, Orcopampa S.A., then owner and operator of the Orcopampa mine, merged into us. As a result of the merger, Orcopampa S.A. assigned, and we assumed, the right to the mining concessions of Orcopampa. At December 31, 2007, the net total fixed assets of Orcopampa were approximately US$47.0 million.

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

Positive results of exploration conducted in the Nazareno and Prometida veins, changes in the characteristics of the ore and results from metallurgical tests performed in 2002 have suggested the replacement of the flotation process with direct cyanidation of the ore. In January 2003, we initiated construction of a cyanidation circuit which commenced operations on a continuous basis in March 2004 and therefore eliminated the production of flotation concentrates. The cyanidation circuit includes a 70 foot thickener from which a gold rich solution is obtained and sent to the Merrill-Crowe unit for gold precipitation, six agitator tanks to which cyanide and activated carbon are added (Carbon in Leach process), and a carbon desorption circuit which includes an electrolytic cell for the recovery of gold and silver as precipitate. The Electrolytic and Merrill-Crowe precipitates are smelted into doré bars prior to shipment.

In June 2006, we engaged a metallurgical consultant to evaluate the possibility of installing a pressure leach circuit for the pre-treatment of gold ore from Poracota prior to cyanidation next to the Orcopampa plant. After a careful evaluation and review of all of the data available, we decided to continue with the project and engaged Aker Kvaerner Metals, Inc., or Aker Kvaerner, an engineering firm, to perform an engineering study. In July 2007, Aker Kvaerner issued a preliminary report which showed that the installation of an autoclave was not feasible after taking into account current Poracota ore reserves and metal prices. As a result, the Poracota ore will continue to be treated by flotation.

Electric power is generated and supplied by a 3,900 kw hydroelectric plant and power line, connected to the Peruvian national electricity grid on September 12, 2002, owned by us and, when water is scarce, it can be provided by a 3,976 kw diesel generator. Water for operations at Orcopampa is obtained from a lake and three rivers.

In 2006 we continued exploration activities in the Nazareno vein, and 43 drill holes explored in the western and eastern section of the vein confirm that economically viable mineralization extends over that area. Another 13 drill holes explored in the eastern part of the Prometida vein indicate good ore shoots in both the Prometida and Nazareno veins. In addition, the exploration of the Prometida and Nazareno veins has led to the discovery of new mineral reserves and, in 2005, mineral reserves increased 16.6 percent in gold content reaching 1,137,215 DST of mineral with a minimum grade of 0.68 ounces of gold per short ton and 0.27 percent ounces of silver per short ton with a metallic content of 773,306 ounces of gold. To facilitate ventilation and access to the eastern region of Prometida, where ongoing reserve measurement and estimation efforts are being carried out, we finished construction of the “Mario” ramp. In addition, we have commenced construction of three additional ramps to facilitate access to ore reserves and resources at the 3,590 and 3,990 levels. During 2007, we continued underground exploration works on the Nazareno, Prometida and Esperanza veins, including diamond drilling at depth principally in the Nazareno vein, with positive results. Ore reserves as of December 31, 2007 are 1,301,940 DST at 0.633 ounces per ton of gold, 0.20 ounces per ton of silver and metallic content of 824,128 ounces of gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2003	2004	2005	2006	2007
Mining Operations:
Ore mined (ST)	393,210	431,241	461,091	467,953	478,669
Average gold grade (oz./ST)	0.504	0.518	0.530	0.564	0.581
Average silver grade (oz./ST)	0.20	0.34	0.30	0.24	0.26
Average copper grade	—	—	—	—
Production:
Gold (oz.)	180,725	211,388	233,182	254,631	267,935
Silver (oz.)	63,135	97,359	86,080	81,005	77,666
Copper (ST)	—	—	—	—	—
Recovery rate (gold) (%)	86.5	93.7	95.4	96.0	96.3
Recovery rate (silver) (%)	77.3	64.9	63.1	64.1	62.4
________
(1) Incorporates losses for mining dilution and recovery.

The increase in 2003 gold production was mainly due to our exploration activities in the Nazareno vein and the exploration of the Prometida, Prosperidad and Lucy Piso veins. In 2004, the increase in gold production is primarily due to a considerable increase in the recovery of gold. The slight increase in gold production in 2006 compared to the previous year was due to an increase in total run of mine ore treated at the plant, a slightly higher grade of gold in the feed and an increase in the recovery of gold. In 2007, the increase of gold production was mainly due to an increase in the volume of ore treated and a slight increase in the average grade of gold in the ore. In addition, Orcopampa’s total production of gold and silver in 2007 includes 1,246 ounces of gold and 3,085 ounces of silver that were obtained from activated carbon columns installed in the barren solution stream and treatment of slag material received from Procesadora Sudamericana S.A., a precious metals refinery located in Lima.

Poracota

The Poracota mine is wholly-owned by us and currently operated by the Orcopampa team. The Poracota project encompasses 6,674 hectares located 20 kilometers west of the Orcopampa mine in southern Peru. As of December 31, 2007, we estimated ore reserves of 542,806 DST at 11.2 grams per ton of gold and mineral out of reserves of 333,104 DST at 6.9 grams per ton of gold. Currently, the Poracota project is centered on mine development at depth, bulk flotation tests at the Orcopampa mine and permitting to begin mine production.

Since February 2007, ore from the Poracota mine has been treated by flotation at the Orcopampa concentrator plant. The following table shows the production obtained through December 31, 2007:

Year Ending December 31,
2007
Mining Operations:
Ore mined (ST)	61,867
Average gold grade (oz./ST)	0.318
Average silver grade (oz./ST)	0.11
Production:
Gold (oz.)	16,679
Silver (oz.)	5,499
Recovery rate (gold) (%)	84.8
Recovery rate (silver) (%)	80.1

Uchucchacua

The Uchucchacua mine is wholly-owned and operated by us. Operations started in 1975, and Uchucchacua is currently our largest producer of silver. At December 31, 2007, total estimated reserves were 67,695,026 ounces of silver, 90,861 DST of lead and 128,948 DST of zinc. The net total fixed assets of Uchucchacua were approximately US$34.4 million.

Uchucchacua is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. Access is by an unpaved road, 145 kilometers in length, which connects to the Pan American highway.

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill, which has a rated capacity of 2,500 DST per day since October 2006 and which had a 94.08 percent utilization rate in 2007, utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate.

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

During the third quarter of 2005, samples of an oxide ore located in the upper levels of the mine were tested for cyanidation and indicated that the silver contained in this ore can be successfully leached by cyanidation. Based on these results, we have decided to install a crushing and grinding circuit for the comminution of the oxide ore and new leaching tanks and filters. The oxide circuit commenced operations in October 2006. Total silver production in the oxide circuit was 36,590 ounces for the year ended December 31, 2006. Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine’s production.

During 2007 and after performing some improvements in the cyanidation circuit, a total of 914,912 ounces of silver were produced as silver bars. Out of this total, 659,984 ounces were obtained from silver bearing pyrite concentrates and 254,928 ounces were produced from oxide ore.

	Year Ending December 31,(1)
	2003	2004	2005	2006	2007
Mining Operations:
Ore mined (ST)	747,190	795,036	813,220	810,280	850,463
Average silver grade (oz./ST)	17.20	16.79	16.93	16.04	16.02
Average zinc grade (%)	1.40	1.48	1.39	1.24	1.90
Average lead grade (%)	1.09	1.13	1.12	1.06	1.31
Production:
Silver (oz.)	9,575,605	9,832,393	10,213,794	9,692,300	9,873,772
Zinc (ST)	6,216	7,477	6,553	5,225	8,657
Lead (ST)	7,218	8,042	8,067	7,718	9,708
Recovery rate (silver) (%)	74.4	73.67	74.20	74.50	72.50

(1) Incorporates losses for mining dilution and recovery.

A total of 31,053 ST of oxide ore was also mined and treated directly in the cyanidation plant, together with 18,057 ST of a silver bearing pyrite concentrate that was produced and stored since 2000. The increase in silver production was mainly due to the silver bars produced at the cyanidation circuit.

Julcani

The Julcani mine is wholly-owned and operated by us. We acquired Julcani in 1953 as our first operating mine. In November 1999, due to the depletion of gold and silver reserves, we were forced to suspend production in Julcani and carry out exploration activities only. In 2000, we started to carry out the actions required by the Environmental Shutdown Plan, or Plan de Cierre Ambiental, and undertook only limited efforts primarily in the Herminia zone in 2001. As a result, ore mined in the Herminia zone was primarily milled to produce copper and lead concentrates until 2003. In 2003, we initiated an exploration program in the Acchilla area. In 2004, we continued the exploration and initiated exploitation of ore with positive results. At December 31, 2007, total estimated ore reserves were 201,365 DST at 21.0 ounces of silver per short ton, 1.8 percent of lead and 0.2 percent of zinc. At December 31, 2007, the net total fixed assets of Julcani were approximately US$1.8 million.

Julcani is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level. Access is by a 195 kilometer unpaved public road, which connects to a paved public road and an airstrip.

Run of mine ore is processed in a concentrator plant located 50 meters from the mine entrance. The ore is crushed and ground, and bulk flotation is used thereafter to obtain a silver-gold-lead concentrate. The plant has a rated capacity of 350 DST per day and had a 69.75 percent utilization rate in 2007.

Electric power is generated by three Conenhua hydroelectric plants. Power generation capacity from these plants is 800 kw (Huapa), 1,200 kw (Tucsipampa) and 760 kw (Ingenio), respectively. We also rely on the Peruvian national electricity grid through Electro Perú, Peru’s national electric utility, for its remaining electrical power. Water for operations of Julcani is obtained from a creek, two springs and a lake.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2003	2004	2005	2006	2007
Mining Operations:
Ore mined (ST)	37,650	58,900	73,700	80,450	89,100
Average gold grade (oz./ST)	0.016	0.002	0.002	0.001	0.001
Average silver grade (oz./ST)	15.33	18.50	18.80	18.80	17.6
Average lead grade	0.83	1.68	2.02	2.10	2.11
Average copper grade (%)	0.40	0.17	0.13	0.14	0.14
Production:
Gold (oz.)	415	59	40	26.14	26.88
Silver (oz.)	526,516	1,019,743	1,302,596	1,417,666	1,483,428
Lead (ST)	225	854	1,308	1,529	1,725
Copper (ST)	104	83	82	100	98
Recovery rate (gold) (%)	68.9	50.7	35.8	25.2	30.3
Recovery rate (silver) (%)	91.2	93.7	94.0	93.8	94.6
________
(1) Incorporates losses for mining dilution and recovery.

The significant increase in silver production in 2007 was mainly due to a 10.75 percent increase in run of mine ore treated in the plant.

Recuperada

The Recuperada mine is wholly-owned and operated by us. Effective March 2001, we temporarily suspended operations and discontinued exploration efforts at the Recuperada mine. In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in ore reserves as well as the rising price of metals. In February 2006 we initiated mining operations. At December 31, 2007, the net total fixed assets of Recuperada were approximately US$2.5 million.

Recuperada is located in the province of Huancavelica, in the department of Huancavelica, approximately 540 kilometers southeast of Lima at an altitude of between 4,300 and 4,800 meters above sea level. Access is by a 242 kilometer unpaved public road, which connects to the Pan American highway.

Set forth below are certain unaudited operating data for the periods shown for Recuperada, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,
	2003	2004	2005	2006	2007
Mining Operations:
Ore mined (ST)	-	-	-	72,200	98,970
Average silver grade (oz./ST)	-	-	-	7.32	7.45
Average lead grade (%)	-	-	-	2.72	2.38
Average zinc grade (%)	-	-	-	4.75	3.78
Production:
Silver (oz.)	-	-	-	478,129	695,970
Lead (ST)	-	-	-	1,781	2,164
Zinc (ST)	-	-	-	3,039	3,313

The significant increase in the production of silver, lead and zinc was mainly due to a 37.1 percent increase in the volume of ore mined compared to 2006.

Colquijirca

The Colquijirca mine is wholly-owned by El Brocal. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. As of December 31, 2002, we held a 59.02 percent interest in Inversiones Colquijirca and a 32.83 percent interest in El Brocal’s mining properties. Other unrelated mining investors hold the balance of the share capital of Inversiones Colquijirca. In January 2003, El Brocal conducted a US$1 million capital increase to finance the exploration of the Marcapunta deposit, reduction of the arsenic content and enhancement of the gold content of the deposit’s copper resources. We participated in this capital share increase by exercising its and Teck Cominco’s interest in El Brocal, through each of their interests in Inversiones Colquijirca, to invest approximately S/.1,500,000. Currently, our interest in Inversiones Colquijirca is 61.42 percent.

In addition, as a result of the stock dividends, which in the aggregate were equivalent to S/.2.9 million, distributed by us in November 2002 in the form of El Brocal shares, Sociedad Minera El Brocal S.A.A. became a sociedad anónima abierta (open stock company) in 2003. Total reserves as of December 31, 2007 were 13,317,007 DST with a silver content of 1.76 ounces per DST, 4.4 percent of zinc and 1.47 percent of lead. At December 31, 2007, the net total fixed assets of El Brocal were approximately US$35.7 million.  Total ore reserves as of December 31, 2007 were 21,622,137 DST at 1.26 ounces of silver per DST, 0.005 ounces of gold per DST, 2.71 percent of zinc, 0.91 percent of lead and 0.995 percent of copper.

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

Mining is conducted through the open-pit method. El Brocal’s zinc concentrate typically contains 50 percent zinc, while its lead concentrate typically contains 55 percent lead. The concentrates are sold locally and also exported to Europe and Asia (primarily Korea and China) for refining. The capacity of the concentration has been increased to 6,600 tons per day, having processed a total of 2,125,332 ST of ore, thereby meeting the established program. The mill had a 92 percent utilization rate in 2007. The Colquijirca mine primarily relies on a power line, connected to the Peruvian national electricity grid in November 2002, for its electrical power.

In 2001, El Brocal initiated an intensive exploration program, financed by a capital increase in 2002 at the Marcapunta deposit, to confirm mineralization and find possible extensions. In 2002, exploration revealed gold-bearing arsenic copper resources in the Marcapunta deposit. El Brocal’s production greatly increased from 2002 to 2006 and in 2007, El Brocal achieved ore throughput of 2,125,332 DST, representing a unprecedented 30.3 percent increase from 2006.

Set forth below are certain unaudited operating data for the Colquijirca mine calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2003	2004	2005	2006	2007
Mining Operations:
Ore mined (ST)	1,409,104	1,492,569	1,513,964	1,631,668	2,125,332
Average silver grade (oz./ST)	2.93	3.23	4.03	8.17	4.82
Average zinc grade (%)	5.55	5.82	5.95	5.90	6.08
Average lead grade (%)	2.32	2.89	2.92	3.31	2.66
Production:
Silver (oz.)	2,895,735	3,399,130	4,394,940	10,269,511	7,099,093
Zinc (ST)	61,733	63,448	62,997	72,422	96,067
Lead (ST)	21,766	27,069	26,244	33,408	34,924
Recovery rate (silver) in zinc (%)	26.67	26.07	24.88	23.61	25.92
Recovery rate (zinc) (%)	78.89	73.0	69.9	75.18	76.82
Recovery rate (silver) in lead (%)	43.49	44.46	48.0	53.39	43.33
Recovery rate (lead) (%)	66.50	62.82	60.0	61.88	63.77

(1) Incorporates losses for mining dilution and recovery.

During the last quarter of 2007, a total of 69,845 short tons of copper ore were treated at the concentrator plant with a feed grade of 0.52 ounces of silver, 2.27 percent copper and 0.016 ounces of gold per short ton. After treatment of this ore, the plant produced 27,237 ounces of silver, 1,405 short tons of copper and 618.24 ounces of gold with recovery rates of 74.89 percent, 87.81 percent and 54.12 percent for silver, copper and gold, respectively. Treatment of the copper ore will continue during 2008.

Ishihuinca

In 1985, we purchased 51.0 percent of Inminsur, the owner and operator of the Ishihuinca mine. As a result of subsequent purchases of shares of Inminsur, we currently own 100 percent of Inminsur.  Inminsur has leased the rights to the mining concessions of Ishihuinca from a third party. The lease agreement, which expires in 2015, stipulates payment by Inminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold. In 2007, Ishihuinca paid US$0.71 million in royalties. At December 31, 2007, the net total fixed assets of Ishihuinca were approximately US$1.1 million.

The Ishihuinca mine is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level. Access is by the Pan American highway.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at Ishihuinca. The mill, which has a rated capacity of 181 DST per day and which had a 82.6 percent utilization rate in 2007, utilizes bulk flotation and gravity concentration processes. The bulk flotation process produces a copper/gold concentrate, which is sold to a local mineral broker, and a gold bearing pyrite concentrate which is leached with cyanide in agitator tanks. The gravity concentrates, from the gravity concentration processes, are treated by cyanidation in vats. The dissolved gold obtained from the cyanidation of the gold bearing pyrite concentrate and gravity concentrate is precipitated on zinc dust (Merrill-Crowe process) and the resulting precipitate is refined in Lima and then sold to Johnson Matthey. The mill at the Ishihuinca mine was last modernized and expanded to operate at its current capacity in 1993.

Electric power is generated by three electric generators, with a capacity of 709 kw, 804 kw and 800 kw, respectively. Water for operations at Ishihuinca is obtained from nearby wells.

Exploration conducted in 2003 indicated economically viable mineralization at Ishihuinca, suggesting that, although ore deposits at the mine seemed depleted, it may still contain reserves that warrant aggressive exploration. In 2003, we initiated an exploration program in the Córdova area, located 2 kilometers north of our Ishihuinca operations with positive results. In 2004, we identified the Prolongación Córdova vein in the Cordova area with underground workings of 2,110 meters and an estimated 5,765 metric tons at 14.56 grams per ton of gold with an average thickness of 0.85 meters. In 2005, we continued exploration of the Prolongación Córdova vein in the Cordova area with underground workings of 2,158 meters and an estimated 20,015 metric tons at 13.49 grams per ton of gold with an average thickness of 0.90 meters.  During 2006, we continued exploration efforts in the Córdova area, primarily on the Prolongación Córdova vein and an estimated 16,465 metric tons at 17.60 grams per ton of gold. During 2007, we conducted 1,574 meters of diamond drilling, primarily in the Córdova area and other mineralized structures, with negative results. Ore reserves as of December 31, 2007 are 29,400 metric tons at 13.14 grams per ton of gold. In 2008, we will conduct a diamond drilling plan to search for new ore reserves mainly in the Huiscoro and Bella Unión areas.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2003	2004	2005	2006	2007
Mining Operations:
Ore mined (ST)	57,463	60,213	65,435	66,705	54,740
Average gold grade (oz./ST)	0.508	0.474	0.436	0.377	0.322
Average copper grade (%)	0.41	0.345	0.40	0.33	0.437
Production:
Gold (oz.)	25,287	24,505	23,911	21,020	14,814
Copper (ST)	194	169	198	141	185
Zinc (ST)	—	—	—	—	—
Lead (ST)	—	—	—	—	—
Recovery rate (gold)(%)	86.62	85.80	83.7	83.3	83.97
Recovery rate (copper)(%)	—	—	—	—	76.90
________
(1)   Incorporates losses for mining dilution and recovery.

There was a 29.2 percent decrease in the production of gold in 2007 compared to the previous year, mainly due to a decrease in the volume of ore mined and a lower gold feed grade.

Antapite

The Antapite mine is wholly-owned by us. We leased the mine until July 2015 to Inminsur, our wholly-owned subsidiary. At December 31, 2007, the net total fixed assets of Antapite were approximately US$22.1 million.

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

In 2006, exploration efforts were centered on the Zorro Rojo and Reyna areas and consisted mainly of underground workings and diamond drill holes. Total calculated ore reserves as of December 31, 2006 were 466,135 DST with 0.343 ounces of gold. During 2007, we conducted 13,994 meters of underground exploration works and 18,517 meters of diamond drill holes in Zorro Rojo, Zorro Rojo´s branch, Antapite, Reyna, Reyna´s branch, Liliana and Emperatriz. Ore reserves as of December 31, 2007 were 261,122 DST at 0.285 ounces per ton of gold and 0.47 ounces per ton of silver. In 2008, we intend to conduct an intense exploration works to search for new ore reserves in areas near this mine.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a cyanidation plant located at Antapite. The plant, which was completed in June 2001 with capacity for 272 DST per day, has increased its capacity to 496 DST per day since May 2003.  The plant had a 98.32 percent utilization rate in 2007.

The Antapite mine obtains approximately 98.5 percent of its electric power through the Peruvian national electricity grid and the remaining power through Electrical Supplier Machine Sultzer. Water for operations at Antapite is obtained from an underground drainage system.

Set forth below are certain unaudited operating data for the periods shown for Antapite, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2003	2004	2005	2006	2007
Mining Operations:
Ore mined (ST)	155,494	179,785	179,873	179,820	178,969
Average gold grade (oz./ST)	0.59	0.57	0.60	0.60	0.420
Average silver grade (oz./ST)	0.94	0.74	0.81	0.65	0.73
Production:
Gold (oz.)	84,361	97,137	103,931	103,370	72,171
Silver (oz.)	91,492	86,162	102,222	83,258	90,368
Recovery rate (gold) (%)	91.8	94.4	95.9	96.6	96.0
Recovery rate (silver) (%)	62.5	64.5	70.4	71.2	69.2
________
(1) Incorporates losses for mining dilution and recovery.

There was a 30.9 percent decrease in the production of gold in 2007 compared to the previous year, mainly due to a lower gold feed grade and slightly lower gold recovery rate.

Shila

Minera Shila S.A.C., or Minera Shila, owned 100 percent of the Shila mining operation and held, directly and indirectly, through Condesa, a 100 percent equity interest in Minera Shila. As of January 2, 2003, Minera Shila merged with and into Cedimin and is no longer a separate legal entity. Cedimin operates the Shila mine, which began production in 1989. As of December 31, 2004, Minera Paula merged with and into Cedimin, and as of January 1, 2005, the Paula mine’s operating results have been consolidated with the Shila mine’s operating data. At December 31, 2007, the net total fixed assets of the Shila and Paula mining operations were approximately US$4.0 million.

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

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a mill located at the Shila mine with a rated capacity of 227 DST per day. The mill had an 83.8 percent utilization rate in 2007. The mill utilizes bulk flotation and gravity concentration processes. Gravity concentrates and flotation concentrates are later treated together by cyanidation leaching. The extracted gold and silver values are precipitated using the Merrill-Crowe process and the product from this circuit is sent to the smelter located next to the mill. The dore silver/gold bars are then purchased by Cia de Minas Buenaventura who sends the bars to a refinery in Lima. The refined products are later sold overseas.

Electric power for Shila is provided by four diesel generators, two with a capacity of 650 kw, one with a capacity of 1,135 kw and one with a capacity of 1,600 kw, and a power line, connected to the Peruvian national electricity grid on April 9, 2003. Water for operations at Shila is obtained from runoff from a snow peak.

Set forth below are certain unaudited operating data for the periods shown for Shila, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2003	2004	2005(2)	2006	2007
Mining Operations:
Ore mined (ST)	50,085	41,151	64,050	67,888	68,858
Average gold grade (oz./ST)	0.38	0.38	0.45	0.418	0.491
Average silver grade (oz./ST)	13.8	17.5	5.9	3.0	2.1
Production:
Gold (oz.)	17,772	14,086	26,978	26,336	32,261
Silver (oz.)	592,261	587,181	330,184	157,683	104,711
Recovery rate (gold) (%)	94.10	90.0	93	92.8	95.4
Recovery rate (silver) (%)	85.70	81.3	83	78.6	72.4
________
(1) Incorporates losses for mining dilution and recovery.
(2) Data for 2005 reflects the consolidation of the operating data for the Paula mine into Shila’s operating data.

During 2007, there was a 22.5 percent increase in the production of gold ounces mainly due to an increase in the gold feed grade and, to a lesser extent, an increase in the recovery rate of gold. By contrast, silver production decreased by 33.6 percent, principally due to a decrease of the silver grade in the feed.

Paula

Minera Paula owns 100 percent of the Paula mining operation. Prior to October 22, 2004, Minera Aureas S.A. held a 49 percent interest in Minera Paula and we held the remaining 51 percent interest through Cedimin. On October 22, 2004, Cedimin acquired a 100 percent equity interest in Inversiones Mineras Aureas S.A.C., or Mineras Aureas, and Minera Paula became wholly-owned by us. As of December 31, 2004, Mineras Aureas S.A.C. and Minera Paula merged with and into Cedimin and are no longer separate legal entities. As of January 1, 2005, Paula’s operating data has been consolidated with Shila’s operating data.

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

Set forth below are certain unaudited operating data for Paula, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
Mining Operations:	2003	2004(2)
Ore mined (ST)	14,880	16,831
Average gold grade (oz./ST)	0.73	0.645
Average silver grade (oz./ST)	4.83	4.83
Production:
Gold (oz.)	10.867	10,387
Silver (oz.)	68,914	73,594
Recovery rate (gold) (%)	95.80	94.80
Recovery rate (silver) (%)	91.40	89.00
________
(1)  Incorporates losses for mining dilution and recovery.
(2)  Data until January 1, 2005, when Paula’s operating data was consolidated with Shila’s operating data.

Reserves

We calculate our ore reserves by methods generally applied within the mining industry and in accordance with Commission Industry Guide 7. All mineral reserves are estimated quantities of proven and probable ore that under present conditions may be economically mined and processed.

The proven and probable ore reserve figures presented in this Annual Report are our and Yanacocha’s estimates, and no assurance can be given that the level of recovery of gold, silver and certain other metals will be realized. See “Item 3. Key Information—Risk Factors—Factors Relating to the Company—Reserves Estimates.”

The term “proven reserves” means ore reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. The term “probable reserves” means ore reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The following table lists the proven and probable ore reserves at December 31, 2007 for each mining operation in which we have at least a 50 percent interest as well as the average grade of such ore, calculated on the basis of 100 percent of each mine’s reserves and US$575 per ounce of gold and US$10 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2007(1)(2)

	Julcani	Uchucchacua (5)	Orcopampa	Recuperada	Colquijirca (4)	Ishihuinca	Antapite (6)	Shila-Paula (3)	Poracota	Total/Average
Ore Reserves (ST)	201,365	4,636,625	1,301,940	299,585	21,622,137	32,408	281,005	121,761	542,806	29,039,632
Grade:
Gold (oz./ST)	—	—	0.633	—	0.0048	0.383	0.297	0.794	0.359	0.045
Silver (oz./ST)	21.00	14.6	0.20	7.10	1.262	—	0.80	2.4	0.16	3.582
Copper (%)	0.19	—	—	—	0.995	—	—	—	—	0.757
Zinc (%)	0.20	2.78	—	5.10	2.71	—	—	—	—	2.566
Lead (%)	1.80	1.96	—	4.60	0.905	—	—	—	—	1.068

Gold (oz.)	—	—	824,128	—	104,146	12,416	83,509	96,678	195,048	1,315,925
Silver (oz.)	4,228,665	67,695,026	260,388	2,127,054	27,279,843	—	224,750	292,226	87,392	102,195,344
Copper (ST)	383	—	—	—	215,124	—	—	—	—	215,507
Zinc (ST)	403	128,948	—	15,279	585,948	—	—	—	—	730,578
Lead (ST)	3,625	90,861	—	13,781	195,750	—	—	—	—	304,017
______________
(1)	Reserves as stated are diluted and mineable.
(2)	Incorporates losses for mining dilution and recovery.
(3)	Reflects the consolidation as of January 1, 2005 of the operating data of Paula into Shila’s operating data.
(4)	Ore reserves Zn-Pb-Ag plus Cu-Ag-Au (Marcapunta).
(5)	Ore reserves Uchucchacua plus ore reserves Pozo Rico.
(6)	Ore reserves Antapite plus ore reserves Jatun Orcco.

Eight underground mines and one open pit mine, Colquijirca, comprise our mining operations. Since establishing a significant amount of reserves in underground mines requires costly and extensive exploration programs, we have, in order to control costs, traditionally pursued an exploration and development program in our mines designed to establish an amount of reserves sufficient to permit the steady production of minerals over an extended period of time. The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of our nine mines for the ten-year period ended December 31, 2007, calculated in each case on the basis of 100 percent of the relevant mine’s production.

	Julcani	Uchucchacua	Orcopampa	Recuperada	Colquijirca	Ishihuinca	Antapite	Shila-Paula(1)	Poracota	Total
Ore mined (ST)	89,100	850,463	478,669	98,970	2,125,332	54,740	178,969	68,858	61,867	4,006,968
Gold produced (oz.)	27	—	267,935	—	—	14,882	72,171	32,261	16,679	403,955
Average Gold Grade (oz./ST)	0.001	—	0.581	—	—	0.332	0.420	0.491	0.318	0.101
Silver produced (oz.)	1,483,428	9,873,772	77,666	695,970	7,099,093	—	90,368	104,711	5,499	19,430,507
Average silver Grade (oz./ST)	17.6	16.02	0.26	7.45	4.82	—	0.73	2.10	0.11	4.85
____________
(1) Reflects the consolidation as of January 1, 2005 of the operating data of Paula into Shila’s operating data.

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha—Overview” and “—Description of Yanacocha’s Operations.”

Carachugo

Carachugo is a 90-hectare gold deposit with a leach pad that covers approximately 332 hectares. Carachugo, Yanacocha’s first mine, commenced operations in August 1993. Mining is conducted by the open-pit method. Carachugo has one ore processing facility.

Maqui Maqui

Maqui Maqui is a 75-hectare gold deposit with a leach pad covering 67 hectares, located five kilometers northeast of the Carachugo pit. Mining operations at Maqui Maqui began in October 1994 and used the open-pit mining method. Although mining operations at Maqui Maqui ceased in September 2000, gold recovery from the leach pad continues.

San José

San José is a 100-hectare gold deposit, located 1.5 kilometers southwest of the Carachugo pit, that shares the leach pad located at Carachugo. Mining operations at San José began in January 1996 using the open-pit mining method. Mining operations at San José temporarily ceased during the fourth quarter of 2002 and reopened in 2005 to complete San José East. San José West is scheduled to commence operations in 2010.

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

China Linda

In October 1999, we commenced lime production at the China Linda plant, which is located 12 kilometers to the northeast of the Yanacocha installations, in Cajamarca. Access to the plant from Yanacocha is by a ten kilometer private, unpaved road. We had 100 percent ownership of China Linda until December 19, 2000, at which date the plant became Yanacocha’s property pursuant to the unitization of our and Newmont Mining’s properties in Northern Peru. In January 2002, Yanacocha took over the operation of the China Linda plant. See “Item 4. Information on the Company—The Company—History and Development.” Lime is used in the gold and silver mining process to regulate the alkalinity of the cyanide solutions in the leaching process and for pH control in water treatment applications. Currently, the plant has a production capacity of 63,000 tons of lime per year. Additionally, construction gravel is obtained as a sub-product.

Reserves

Proven and probable reserves are based on extensive drilling, sampling, mine modeling and metallurgical testing from which economic feasibility is determined. Under the Management Contract, Newmont Mining, in conjunction with Yanacocha, calculates Yanacocha’s reserves by methods generally applied within the mining industry and in accordance with SEC Industry Guide 7. Reserves represent estimated quantities of proven and probable ore that under present and anticipated conditions may be economically mined and processed.

The following table lists Yanacocha’s proven and probable reserves and the average grade of ore as of December 31, 2003 through December 31, 2007. The table also includes proven and probable reserves for the districts of Yanacocha and Conga, along with average grade of ore. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$575 per ounce as of December 31, 2007, US$500 per ounce as of December 31, 2006, US$400 per ounce as of December 31, 2005, US$350 per ounce as of December 31, 2004 and US$325 per ounce as of December 31, 2003. Calculations with respect to Conga’s copper reserves were calculated at a price of US$1.75 per pound as of December 31, 2007, US$1.00 per pound as of December 31, 2006 and 2005 and US$0.90 per pound as of December 31, 2004. The districts of Yanacocha’s and Conga’s proven and probable reserves represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the districts of Yanacocha’s and Conga’s proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2007			Proven and Probable Reserves at December 31, 2006			Proven and Probable Reserves at December 31, 2005
	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained
	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)
Maqui Maqui	5,930	0.038	225	7,013	0.028	198	7,889	0.026	203
Quecher	-	-	-	-	-	-	-	-	-
Antonio	-	-	-	-	-	-	-	-	-
Cerro Quilish	-	-	-	-	-	-	-	-	-
Cerro Negro	-	-	-	-	-	-	-	-	-
Carachugo	68,951	0.043	2,931	83,091	0.039	3,231	69,016	0.040	2,763
San José	7,970	0.021	166	8,225	0.019	160	7,334	0.021	153
Giuliana	210	0.029	6	1,415	0.025	36	-	-	-
Cerro Yanacocha	136,102	0.035	4,781	179,872	0.028	5,103	208,178	0.033	6,807
La Quinua	73,101	0.022	1,609	83,926	0.020	1,670	214,643	0.027	5,812
Tapado	57,783	0.041	2,351	66,842	0.040	2,661	-	-	-
Corimayo	57,584	0.043	2,470	57,201	0.053	3,019	62,755	0.049	3,074
In process	35,313	0.034	1,219	45,524	0.031	1,413	71,108	0.028	1,968
Subtotal Yanacocha/avg	442,945	0.036	15,758	533,110	0.033	17,491	640,923	0.032	20,780
Subtotal Minas Conga/avg.*	560,447	0.021	11,836	560,447	0.021	11,836	617,787	0.019	11,836
Total/average	1,003,392	0.028	27,594	1,093,557	0.027	29,327	1,258,710	0.026	32,616

	Proven and Probable Reserves at December 31, 2004			Proven and Probable Reserves at December 31, 2003
	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained
	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)
Maqui Maqui	5,694	0.025	141	-	-	-
Quecher	-	-	-	1,128	0.037	43
Antonio	-	-	-	2,186	0.050	109
Cerro Quilish	-	-	-	143,431	0.027	3,855
Cerro Negro	253	0.031	8	20,329	0.032	643
Carachugo	66,405	0.042	2,777	63,976	0.043	2,762
San José	10,818	0.020	213	9,475	0.021	198
Cerro Yanacocha	257,363	0.032	8,328	311,979	0.031	9,783
La Quinua	275,157	0.027	7,388	372,739	0.025	9,395
Corimayo	58,425	0.051	3,006	54,442	0.054	2,955
In process	60,860	0.028	1,685	67,363	0.029	1,966
Subtotal Yanacocha/avg	734,974	0.032	23,547	1,047,049	0.030	31,710
Subtotal Minas Conga/avg*	371,110	0.023	8,711	—	—	—
Total/average	1,106,084	0.029	32,257	1,047,049	0.030	31,710
____________________
* Minas Conga’s proven and probable reserves as of December 31, 2007 include 3.2 billion pounds of 0.261 percent grade copper.

As of December 31, 2007, the Yanacocha District’s proven and probable reserves (excluding Conga’s proven and probable reserves) were estimated to be 15.8 million ounces of gold, a 9.7 percent decrease from the Yanacocha District’s proven and probable reserves as of December 31, 2006, which were estimated to be 17.5 million ounces of gold. The decrease in reserves of gold was mainly due to the depletion of 2.2 million ounces of gold due to mining and reserves revisions of 0.03 million ounces of gold reserves, partially offset by an increase of 0.5 million ounces of gold reserves due to an increase in the price of gold and updated grade in recovery models.

As of December 31, 2007, Conga’s proven and probable reserves were estimated to be 11.8 million ounces of gold and 3.2 billion pounds of copper, representing no change from the 2006 gold reserves and 2006 copper reserves, respectively.

As of December 31, 2007, Yanacocha’s total proven and probable reserves (including Conga) were estimated to be 27.6 million ounces of gold, representing a 5.8 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2006, which were estimated to be 29.3 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2007, representing no change from Yanacocha’s total proven and probable reserves as of December 31, 2006. Newmont Mining did not quote silver reserves at Yanacocha for the year ended December 31, 2007 due to recovery issues.

Based on the current recovery rate and estimated gold production levels in 2007, Yanacocha’s proven and probable reserves as of December 31, 2007 will be depleted by 2014 unless Yanacocha continues to add to its reserves. Yanacocha’s management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 5. Operating and Financial Review and Prospects

THE COMPANY

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 and the related notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP. Note 35 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 36 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2005, 2006 and 2007 and shareholders’ equity as of December 31, 2005, 2006 and 2007. We present our financial statements in U.S. Dollars.

Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Uchucchacua, Orcopampa, Antapite and Ishihuinca mining units; (ii) the Colquijirca and Shila-Paula mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v) Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; (vi) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper; and (vii) other minor subsidiaries.

Yanacocha. A substantial part of our net income before income tax was derived from our equity interest in Yanacocha. We have a 43.65 percent equity participation in Yanacocha through Condesa. Our interest in Yanacocha’s partnership’s equity is accounted for under the equity method and is included under the caption “Investments in shares” on our consolidated balance sheets. According to International Accounting Standard 28, we make the appropriate adjustments to the Yanacocha Financial Statements prepared under Peruvian GAAP to conform to our accounting policies to determine our equity share in Yanacocha.

Cerro Verde. We hold a direct interest in Cerro Verde. During 2005, we acquired an additional interest in Cerro Verde which allows us to exercise significant influence over this company. See Note 10(c) to the Financial Statements. As a result, we account for our investment in Cerro Verde using the equity method. According to International Accounting Standard 28, we make the appropriate adjustments to the Cerro Verde financial statements prepared under Peruvian GAAP to conform to our accounting policies to determine our equity share in Cerro Verde. As of December 31, 2007 we had an 18.50 percent equity participation in Cerro Verde.

Results of operations. The primary factors affecting our results of operations are (i) the amount of gold, silver, zinc and copper produced and sold by us; (ii) prevailing world market prices for gold, silver, zinc and copper; (iii) commercial terms with respect to the sale of ore concentrates; and (iv) our operating expenses.

Gold and silver price hedging. Our revenues and earnings are strongly influenced by world market prices for gold, silver, zinc and copper that fluctuate widely and over which we have no control. Depending upon the metal markets and other conditions, we may from time to time hedge our gold and silver sales in order to decrease our exposure to fluctuations in the prices of these metals. Between 1998 and 2004, our hedging strategy was focused on long-term position-taking on the price of precious metals. In October 2004, our Board of Directors issued a mandate not to enter into new hedging transactions. Due to actions taken in 2007 and early 2008 to release our gold hedge book from specified fixed prices, we are now completely unhedged as to the price at which our gold and silver will be sold. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold and silver.

We regularly examine our strategy with regard to hedging. Our Chief Executive Officer, Chief Financial Officer and Commercial Deputy Manager coordinate our day-to-day hedging activities according to a policy established with the Board of Directors. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, “Item 3. Key Information-Risk Factors—Factors Relating to the Company—Prices of Gold, Silver and Copper” and “—Hedging” and Note 30 to the Financial Statements.

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

In addition, underground mine infrastructure, such as declines, shafts and/or dewatering/ore haulage crosscuts, that facilitate access to ore reserves are constructed and categorized as mine development. We consider such underground mine infrastructure vital to assure sustainable mine production and reserve production. The design, construction and implementation of our underground mine infrastructure are presented and supervised by our Operations Manager with the Board of Directors’ approval. We capitalize mine development and mineral land costs incurred after we have identified proven and probable reserves. Upon commencement of production, we amortize these costs over the expected life of the mining area, based on proven and probable reserves and other factors.

We believe that our replacement measures have been effective to increase reserves. Reserves at our Orcopampa mine, our principal gold mining operation, have increased steadily over the past five years. Gold reserves at the Orcopampa and Poracota mines increased from 0.54 million ounces for the year ended December 31, 2003 to 1.0 million ounces for the year ended December 31, 2007. Silver reserves at the Uchucchacua mine, our principal silver mining operation, have decreased over the past five years, from 64.6 million ounces for the year ended December 31, 2003 to 63.9 million ounces for the year ended December 31, 2007.

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

Royalties. Royalty expenses consist mainly of payments made by us pursuant to lease agreements relating to mining rights for the Orcopampa and Ishihuinca mines. Specifically, we pay the lessor a royalty of 10 percent of the value of the concentrates produced in Orcopampa mine and 7 percent of the value of the concentrates produced in the Ishihuinca mine.

In addition, on June 24, 2004, the Peruvian Congress approved Law 28258 - Mining Royalties Law. This law established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources. The mining royalties are calculated on a sliding scale with rates ranging from one to three percent of the value of mineral concentrates based on international market prices. See “Item 4. Information on the Company—The Company—Business Overview—Regulatory Framework—Mining Royalties.”

Environmental protection laws and related regulations. Our business is subject to Peruvian laws and regulations relating to the exploration and mining of mineral properties, as well as the possible effects of such activities on the environment. We conduct our operations substantially in accordance with such laws and regulations.

According to environmental regulations set forth by the MEM, we submitted EVAPs for our operating mines in 1995. See “Item 4. Information on the Company—The Company—Business Overview—Regulatory Framework—Environmental Matters.” Based on the results of the EVAPs, PAMAs were prepared and submitted to the MEM in 1996 and approved by the MEM in 1997.

Pursuant to the environmental regulations, mines were given a five or ten-year period to comply with the agreements reflected in each PAMA. See “Item 4. Information on the Company—The Company—Business Overview—Regulatory Framework—Environmental Matters.” Upon completion of the project and agreement with regard to the financial investment, a final report of execution was submitted to the MEM and the MEM designated a group of independent companies, registered with the MEM, to conduct an audit of each PAMA. Thereafter, the MEM issued a resolution recognizing compliance with the relevant mine’s PAMA and completion of the adjustment process. Resolutions for each of our mines were issued between November 2002 and April 2003 and thereafter there have been inspection audits each semester. As of December 31, 2005, the activities defined in the PAMAs for the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

Throughout this process, we have been in substantial compliance with applicable maximum emission levels and other legal requirements. In addition, Law No. 28090 providing for the closing of mines was published on October 14, 2003. The corresponding ruling was approved on August 15, 2005. In May and August 2006, we submitted a feasibility-level Closure Plan to the MEM for our mining units and exploration projects. See “Item 4. Information on the Company—The Company—Business Overview—Regulatory Framework—Environmental Matters.”

On July 6, 2004, the Peruvian Congress enacted Law No. 28271 - Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Environmental Liabilities for the Mining Activity). This law regulates identification of potential environmental liabilities for mining activities and the means to remediate the affected areas. In order to comply with Law No. 28271, we are performing reviews in areas currently abandoned or inactive in which we previously carried out exploitation activities, in order to determine which remediation activities, if any, are necessary. In August 2006, we conducted and delivered an environmental liabilities inventory to the MEM for liabilities related to our former exploration activities. Subsequently, in December 2006 we presented the Environmental Liabilities Closure Plans for the MEM’s evaluation. See “Item 4. Information on the Company—The Company—Business Overview—Regulatory Framework—Environmental Matters.”

In 2005, 2006 and 2007, we spent approximately US$2.0 million, US$2.3 million and US$2.66 million, respectively, in connection with environmental protection measures. We estimate that capital expenditures needed to comply with environmental regulations will be approximately US$3.0 million in each of 2008 and 2009. This amount will be used on items such as new equipment and the construction of new processing plants and leaching fields, as well as the implementation of a program to minimize the environmental impact and improve the quality of mining residues. There are currently no legal or administrative proceedings against us for violation of environmental protection laws or other environmental regulations in Peru that could have a material adverse effect on our financial position or results of operations.

Change of functional and reporting currency. Effective January 1, 2006, our functional and reporting currency changed from the Nuevo Sol to the Dollar. This change resulted from an evaluation of the currency denominations of our cash flows in recent years and, in particular, reflects the increasing significance to our financial position of dividends from affiliates denominated in Dollars to our financial position, results of operation and cash flows. Profit and loss accounts for the year ended December 31, 2005 have been translated into Dollars using the average exchange rate of US$1.00 to S/.3.305.

Critical Accounting Estimates

The following is a discussion of our application of critical accounting policies that require our management, or Management, to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Management has identified the following accounting estimates as critical:

▪	Impairment of long-lived assets;

▪	Useful life of property, plant and equipment;

▪	Amortization of capitalized mining costs;

▪	Deferred stripping costs;

▪	Deferred income tax asset;

▪	Accrual for mine closing costs;

▪	Fair value of derivative instruments; and

▪	Contingencies.

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

In 2007, Management evaluated the impairment of the long-lived assets of our mining units. As a result of this evaluation, no impairment loss resulted. Management used future cash flow estimates to evaluate the impairment of long-lived assets for this year. These estimates incorporate our own assumptions about the use of the assets, prices and exclude interest charges and income tax. Management believes such assumptions are reasonable in relation to the assumptions used by us in developing other information.

Useful life of property, plant and equipment

Depreciation is calculated under the straight-line method of accounting. The table set forth below reflects the estimated years of useful life for property, plant and equipment, based on current production levels and market prices:

Property, Plant and Equipment	Estimated Years of Useful Life

Buildings, constructions and other	6 to 20
Machinery and equipment	4 to 10

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

We estimate reserves for our direct operations assuming a US$575.00 per ounce gold price, a US$10.00 per ounce silver price, a US$1,901.00 per metric ton zinc price and a US$1,050.00 per metric ton lead price and US$1.20 per pound copper price.

The mines where amortization charges would be most significantly affected by changes in reserve estimates are Uchucchacua, Orcopampa, Colquijirca, Poracota and Antapite. These mines generally have the largest amounts of property, plant and equipment subject to depreciation and the highest per ounce amortization charges.

Deferred income tax asset

Effective Income Tax Rate – 2007

Our income tax expense decreased to US$44.0 million in 2007 from US$64.0 million in 2006, mainly as a result of the following:

(a) Decreased pre-tax income from US$580.2 million in 2006 to US$415.1 million in 2007, mainly due to the net loss as a result of the release of fixed-price components in commercial contracts amounting to US$185.9 million, which is presented as an unusual item in the statement of income.

(b) Non-taxable income. According to current tax regulations, equity participation in affiliates, including the receipt of dividends, is not taxable in Peru. In 2007, the equity participation in affiliated companies decreased from US$313.2 million in 2006 to US$249.6 million in 2007, which reduced our income tax expense by US$45.6 million in 2007. In addition, the gain on change in the fair value of gold certificates is not taxable. We incurred a loss on change in the fair value of gold certificates of US$4.9 million in 2006 compared to a gain of US$5.1 million in 2007, which increased our income tax expense by US$2.8 million.

(c) Non-deductible expenses. Pursuant to current tax regulations, the loss (negative fair value) on derivative instruments entered into with investment banks is not deductible to the extent it is generated abroad. In 2007, there was no income tax effect related to losses on derivatives instruments, while in 2006 we obtained a loss of US$13.3 million on derivative instruments resulting in an income tax effect of US$3.7 million. In addition, the fair values of normal sales contracts of US$77.4 million decreased our income tax expense by US$21.4 million in 2006.

Effective Income Tax Rate – 2006

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

(d) Change of status of derivative contract. In March 2006, we modified the terms of our gold derivative contracts maintained as of December 31, 2005 in order to qualify them as normal sales contracts; according to this change, the related loss (negative fair value) became a temporary difference under Peruvian tax regulation. Due to the change from a permanent to a temporary item, we reduced our income tax expense by US$21.4 million 2006 compared to a US$14.0 million reduction in 2005.

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

Following our accounting treatment, we have recorded an accrual for mine closure costs of US$57.9 million as of December 31, 2007 in order to comply with governmental requirements for environmental remediation.

Fair value of derivative financial instruments

(a)  Outstanding derivative contracts

We recognize derivative instruments as assets or liabilities, measured at their fair value, in our consolidated balance sheets pursuant to IAS 39, “Financial Instruments — Recognition and Measurement.”

Subsidiary derivative contracts. During 2007, our indirect subsidiary, El Brocal, entered into price-hedge agreements to protect future cash flows. The key terms of these hedge agreements were negotiated to coincide with the negotiated terms of the commercial contracts to which they are related. The hedge of cash flows was assessed by El Brocal’s management as 100 percent effective, measured by using the dollars-offset method, which it believes best reflects the objective of managing price risk. In 2007, El Brocal posted a credit of US$8.0 million to the “Unrealized gain on derivative financial instruments” equity account due to the changes in fair value. This amount, net of the deferred income tax and workers’ profit sharing amounting to US$2.8 million, is separately presented within equity. See Note 29 to the Financial Statements.

Our derivative contracts. During 2007, we held gold put option contracts, which grant us the right to sell 17,500 ounces of gold at an average price of US$345 per ounce, depending on certain market conditions. These contracts were cancelled during April 2008 against a total payment in our favor of US$500.00. During 2006, we recorded a loss of US$13.3 million due to changes in the fair value of derivative instruments compared to a loss of US$26.6 million during 2005.

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

On January 15, 2007, we modified the schedule of commitments for gold with two of our clients. As a consequence of this modification, we transferred 208,000 and 108,000 gold ounces that had been committed for sale in 2007 and 2008, respectively, and committed them for sale in 2012 instead, without any cash disbursement. In addition, in March and May 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on determined commitments for a total of 971,000 gold ounces scheduled for delivery from 2008 through 2012, which required us to make aggregate payments of US$315.73 million. In January and February 2008, we negotiated with several counterparties to eliminate the fixed or maximum price component on all of our remaining gold commitments, representing a total of 922,000 gold ounces, which required us to make aggregate payments of US$517.14 million. After these transactions, we will continue delivering physical gold as scheduled but will receive the prevailing market price at the time of delivery.

(c) Embedded derivative due to changes of the prices in commercial contracts

Substantially all of our concentrate sales contracts provide final copper pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices. We ultimately receive market prices based on prices in the specified future period; however, the accounting rules applied to these sales result in changes recorded to revenue until the specified future period. We record revenues and invoice customers at the time of shipment based on the current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. See Note 29 to the Financial Statements.

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

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized. See Note 32 to the Financial Statements.

Results of Operations for the Twelve Months Ended December 31, 2007 and 2006

Net sales. Net sales increased by 36.3 percent, from US$548.1 million in 2006 to US$747.0 million in 2007, principally due to increases in the price and volume sold of gold and lead during 2007. The following tables reflect the average realized price and volume sold of gold, silver, lead and zinc during the years ended December 31, 2006 and 2007:

Average Realized Price	Year ended December 31,
	2006		2007		Variation

Gold (US$/oz.)	US$	354.98	US$	684.59	92.9%
Silver (US$/oz.)		11.92		13.37	12.2%
Lead (US$/MT)		1,319.89		2,760.30	109.1%
Zinc (US$/MT)		3,407.98		3,069.26	-9.9%
Copper (US$/MT)		7,037.74		7,285.46	3.5%

Volume Sold	Year ended December 31,
	2006	2007	Variation

Gold (oz.)	415,288	418,999	0.9%
Silver (oz.)	19,207,066	16,734,876	-12.9%
Lead (MT)	36,570	41,535	13.6%
Zinc (MT)	59,489	79,139	33.0%
Copper (MT)	98	608	520.4%

(a)  Gold sales. The average sales price for gold increased from US$354.98 per ounce in 2006 to US$684.59 per ounce in 2007. Additionally, gold sales volume increased from 415,288 ounces in 2006 to 418,999 ounces in 2007. The combined effect of these changes resulted in a US$139.4 million increase in income from sales of gold in 2007 compared to 2006. This increase was largely due to the increase in the average realized price.

(b)  Silver sales. Average silver prices increased from US$11.92 per ounce in 2006 to US$13.37 per ounce in 2007. The volume of silver sales decreased from 19,207,066 ounces in 2006 to 16,734,876 ounces in 2007. The combined effect of these changes resulted in a US$5.2 million decrease in income from sales of silver in 2007 compared to 2006. This decrease was due to decreased silver production at our Colquijirca mine.

(c)  Lead sales. Average lead prices increased from US$1,319.89 per metric ton in 2006 to US$2,760.30 per metric ton in 2007. Additionally, the volume of lead sold increased from 36,570 metric tons in 2006 to 41,535 metric tons in 2007. The combined effect of these changes resulted in a US$66.4 million increase in income from sales of lead in 2007 compared to 2006. This increase was due to increased lead production at our Colquijirca mine.

(d)  Zinc sales. Average zinc prices decreased from US$3,407.98 per metric ton in 2006 to US$3,069.26 per metric ton in 2007. The volume of zinc sold increased from 59,489 metric tons in 2006 to 79,139 metric tons in 2007. The combined effect of these changes resulted in a US$40.2 million increase in income from sales of zinc in 2007 compared to 2006. This increase was due to increased zinc production at our Colquijirca mine.

(e)  Copper sales. Average copper prices increased from US$7,037.74 per metric ton in 2006 to US$7,285.46 per metric ton in 2007. The volume of copper sold increased from 98 metric tons in 2006 to 608 metric tons in 2007. The combined effect of these changes resulted in a US$3.7 million increase in income from sales of copper in 2007 compared to 2006. This increase was due to increased copper production at our Colquijirca mine.

The revenues from gold, silver, lead, zinc and copper mentioned above do not include refinery charges and penalties incurred, which amounted to US$136.8 million in 2007, compared to US$105.5 million in 2006. This increase was principally due to the higher volume of concentrates sold in 2007 compared to 2006.

Realization of deferred income from sale of future production. To minimize future fluctuations in the consolidated results of operations, we modified the terms of certain derivative contracts in order to qualify them as normal sales contracts. During 2005 and 2006 our outstanding derivative contracts were replaced with a series of sales contracts that required physical delivery of gold over future periods that do not extend beyond 2012. Under the terms of these new contracts, our revenue will be capped at between US$332 to US$451 per ounce of gold. The fair values of the replaced contracts were US$50.6 million and US$77.4 million in 2005 and 2006, respectively, and were calculated immediately prior to the execution of these contracts and recorded as deferred revenue in each year.

In 2007 we delivered 40,000 gold ounces compared to 388,000 gold ounces delivered in 2006, as a result of agreements reached with certain of our customers to release the fixed price component in their commercial contracts and to modify the schedule of gold commitments. As a result, we recognized revenues of US$5.4 million in 2007 compared to US$50.3 million in 2006. See Note 18 to the Financial Statements. On January 24 and February 6, 2008, we reached agreements with customers to eliminate the fixed price component in all of our remaining commercial contracts and to sell gold at market prices between 2010 and 2012. See Note 34 to the Financial Statements.

Royalty income. In 2007, royalty income received by Chaupiloma amounted to US$34.0 million, representing a 29.9 percent decrease from the US$48.5 million of royalty income received in 2006. This decrease is attributed to decreased sales from Yanacocha in 2007, which resulted from a decrease in the volume of gold sold during 2007.

Total operating costs. Total operating costs increased by 18.9 percent, from US$226.4 million in 2006 to US$269.4 million in 2007, due to the following:

(a) Cost of sales, without considering depreciation and amortization increased by 21.9 percent, from US$149.3 million in 2006 to US$182.0 million in 2007, mainly due to (i) an increase in reagent consumption caused by operations at our new cyanidation plant; (ii) an increase in ore treated, a reduction in silver grade and a lower recovery rate caused by higher clay and manganese from the Socorro mine and oxide ore from the Huantajalla mine; (iii) increased expenses for support supplies and (iv) lower silver production in the second quarter due to the impact of a 10-day strike in May 2007.

(b) Exploration and development in units in operation increased by 3.0 percent, from US$49.5 million in 2006 to US$51.0 million in 2007. These increased costs were due principally to an increase in exploration expenses due to increased diamond drilling.

(c) Depreciation and amortization costs increased by 31.5 percent, from US$27.6 million in 2006 to US$36.3 million in 2007, mainly due to a US$2.5 million increase in amortization of mining concessions, from US$5.9 million in 2006 to US$8.4 million in 2007, principally as a result of the amortization of mining concessions held by our subsidiaries, Inminsur and Inversiones Colquijirca, and depreciation recorded by our subsidiary, El Brocal, relating to the capitalization of tailings pond No. 5 in December 2006, amounting US$1.5 million, which was fully depreciated in 2007, and as a result of a US$10.7 million adjustment of the provision for mine closing recorded in 2006, which generated a higher depreciation of US$1.8 million in 2007.

Total operating expenses. Operating expenses increased by 45.7 percent, from US$103.2 million in 2006 to US$150.4 million in 2007, due to changes in the following components:

(a) Exploration costs in non-operational areas increased by 28.2 percent, from US$36.2 million in 2006 to US$46.4 million in 2007 due to higher expenditures in exploration areas, primarily in the El Milagro, Breapampa, Mallay, Marcapunta and Trapiche projects.

(b) Administrative expenses increased by 61.7 percent, from US$36.6 million in 2006 to US$59.2 million in 2007, mainly due to a US$25.0 million increase in long-term officers’ compensation (stock appreciation rights) as a result of the increase in our stock price from US$28.06 as of December 31, 2006 to US$56.60 as of December 31, 2007.

(c) Royalty expenses to third parties and the Peruvian government increased by 39.3 percent, from US$24.4 million in 2006 to US$34.0 million in 2007. Royalties paid to third parties amounted to US$13.2 million and US$16.4 million in 2006 and 2007, respectively. Royalties paid to the Peruvian government amounted to US$11.3 million and US$17.6 million in 2006 and 2007, respectively. The increase in royalties paid to third parties was mainly due to increased sales. The increase in royalties paid to the Peruvian government was mainly due to the increase of net income before profit sharing and income tax.

Peruvian legislation requires owners of mining concessions to pay to the Peruvian government for the exploitation of metallic and non-metallic resources. Mining royalties are calculated with rates ranging from 1 percent to 3 percent of the value of mineral concentrates or equivalent, according to the quoted market price published by the Ministry of Energy and Mines.

(d) Sales expenses increased by 83.1 percent, from US$5.9 million in 2006 to US$10.8 million in 2007, due mainly to higher freight payments required to transport concentrates and related services, both required as a result of the increased volume of sales.

Operating income before unusual item. As a result of the foregoing, operating income before unusual item increased by 15.6 percent, from US$317.3 million in 2006 to US$366.6 million in 2007.

Net loss on release of fixed-price component in commercial contracts. As of December 31, 2006, we had committed to sell 1,933,000 ounces of gold at previously-agreed prices that ranged from US$345 to US$451 per ounce of gold between 2007 and 2012. In March and May 2007, we agreed with six of our customers to sell 971,000 ounces of gold at market prices instead of fixed prices. This agreement to release the fixed-price component in our commercial contracts required us to pay these customers US$315.7 million, which resulted in an expense of US$185.9 million in 2007 and a decrease to liabilities of US$129.8 million at the date of the release of the fixed-price component of its commercial contracts.

Share in affiliated companies, net. Income from equity investments in affiliated companies decreased by 20.3 percent, from US$313.2 million in 2006 to US$249.6 million in 2007, principally due to the net effect of a decrease in the equity income of Yanacocha, partially offset by an increase in the equity income of Cerro Verde.

Income from our interest in Yanacocha decreased by 57.8 percent, from US$229.8 million in 2006 to US$97.2 million in 2007, due mainly to the net effect of a decrease in volume of gold sold, from 2.6 million ounces in 2006 to 1.6 million ounces in 2007, and an increase in the cost of production per ounce of gold, from US$268.26 per ounce in 2006 to US$458.36 per ounce in 2007, partially offset by an increase in the realized price per ounce of gold sold from US$599.94 per ounce in 2006 to US$698.80 in 2007.

Income from our interest in Cerro Verde increased by 85.2 percent, from US$80.2 million in 2006 to US$148.5 million in 2007, mainly as a result of an increase in Cerro Verde’s net income, from US$445.4 million in 2006 to US$813.6 million in 2007, which was primarily due to increased copper production, from 221.7 million pounds in 2006 to 594.2 million pounds in 2007, due to an expansion of its mine in December 2006.

Loss on change in the fair value of derivative financial instruments. In accordance with IAS 39 (“Financial Instruments - Recognition and Measurement”), our derivative instruments have been measured at their fair value. Our silver derivative contracts expired in August 2006, resulting in a US$13.3 million loss during 2006. No similar loss was recorded during 2007.

Interest income. Interest income increased by 49.4 percent, from US$7.9 million in 2006 to US$11.8 million in 2007, due to a US$171.6 million increase in total time deposits (with original maturity greater than or equal to 90 days). We maintained US$181.9 million in time deposits as of December 31, 2006 compared to US$353.5 million as of December 31, 2007. Additionally, we recorded a gain of US$1.2 million due to the change in the fair value of investment funds.

Interest expense. Interest expense increased by 44.8 percent, from US$5.9 million in 2006 to US$8.6 million in 2007, due mainly to an increase in our indebtedness from US$10.6 million in 2006 to US$84.1 million in 2007, including (i) a new US$75 million bank loan obtained by us and (ii) a new US$9 million loan obtained by our wholly-owned subsidiary, Consorcio Energético de Huancavelica S.A. See Notes 15 and 24 to the Financial Statements.

Gain (loss) on change in the fair value of gold certificates. In May 2006, we acquired one million participations of an Exchange Traded Fund, or Gold ETF, endorsed by the World Gold Council, equivalent to 100,000 gold ounces, at a cost of US$68.07 per unit. This Gold ETF was accounted for as a financial asset at fair value through profit or loss, in accordance with the intention of our management at the time of the acquisition. As of December 31, 2006, the fair value of the Gold ETF was US$63.2 million and, consequently, we recognized a loss of US$4.9 million, which was separately presented in our consolidated statements of income.

In January 2007, we made additional acquisitions equivalent to 110,000 gold ounces, at a cost of US$60.77 per unit. In March 2007, we sold all of our Gold ETF participations. On the date of sale, the fair value of our Gold ETF position was US$64.38 million and, consequently, we recognized a gain of US$5.1 million, which was separately presented in our consolidated statement of income.

Other, net. Other, net decreased from an expense of US$19.5 million in 2006 to an expense of US$8.7 million in 2007, mainly due to a net effect of a decrease of the adjustment of provision for closure of mining unit and exploration projects, from US$9.4 million in 2006 to US$3.7 million in 2007, and an increase of insurance proceeds received from US$0.2 million in 2006 to US$2.1 million in 2007.

Gain (loss) on currency exchange difference. The gain on currency exchange difference increased 1,585.1 percent from a loss of US$0.3 million in 2006 to a gain of US$5.2 million in 2007 due mainly to the revaluation of the Peruvian Nuevo Sol against the U.S. Dollar of 6.6 percent in 2007, compared to a revaluation of 6.9 percent in 2006. We held a net asset position in Nuevos Soles in 2007 and net liability position in Nuevos Soles in 2006.

Provision for workers’ profit sharing. Workers’ profit sharing expense increased by 39.2 percent from US$14.3 million in 2006 to US$19.9 million in 2007, due to an increase in our taxable income. This amount is calculated by applying a percentage to the taxable income. See “—Critical Accounting Estimates—Income Tax”.

Provision for income tax. Income tax expense decreased by 31.3 percent, from US$64.0 million in 2006 to US$44.0 million in 2007. See “—Critical Accounting Estimates—Income Tax”.

Minority interest. Minority interest expense increased by 9.4 percent, from US$88.1 million in 2006 to US$96.4 million in 2007, mainly due to greater allocations of profits from Colquijirca S.A. and Chaupiloma.

Net income. As a result of the foregoing, net income decreased by 35.8 percent, from US$428.1 million in 2006 to US$274.8 million in 2007. As a percentage of net sales, net income was 36.8 percent in 2007 as compared to 78.1 percent in 2006.

Results of Operations for the Twelve Months Ended December 31, 2006 and 2005

Net sales. Net sales increased by 93.4 percent, from US$283.4 million in 2005 to US$548.1 million in 2006, due to the following:

(a) An increase in the price and volume sold of gold, silver, lead and zinc during 2006. The following tables reflect the average realized price and volume sold of gold, silver, lead and zinc for 2005 and 2006:

Average Realized Price	Year ended December 31,
	2005		2006		Variation

Gold (US$/oz.)	US$	359.75	US$	354.98	-1.33%
Silver (US$/ oz.)		7.38		11.92	61.52%
Lead (US$/MT)		973.22		1,319.89	35.62%
Zinc (US$/MT)		1,299.34		3,407.98	162.29%

Volume Sold	Year ended December 31,
	2005	2006	Variation

Gold (oz.)	348,634	415,288	19.12%
Silver (oz.)	14,517,024	19,207,066	32.31%
Lead (MT)	30,320	36,570	20.61%
Zinc (MT)	52,086	59,489	14.21%

(i)  Gold sales. The average sales prices for gold decreased from US$359.75 per ounce in 2005 to US$354.98 per ounce in 2006, however gold sales increased by 66,654 ounces compared to 2005. The combined effect of these changes resulted in higher income from sales, which increased by US$22.0 million in 2006 compared to 2005. This increase in income from sales was largely attributable to the sale of ore produced at our Orcopampa and Antapite mines.

(ii)  Silver sales. Average silver prices rose from US$7.38 per ounce in 2005 to US$11.92 per ounce in 2006. In addition, the volume of silver sales increased by 4,690,042 ounces compared to 2005. The combined effect resulted in higher revenue from sales of US$121.8 million over 2005 levels. This difference was attributed mainly to the increased silver production in the Uchucchacua and Colquijirca mines.

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

The revenues from gold, silver, lead and zinc mentioned above do not include the refinery charges and penalties incurred, which amounted to US$105.5 million in 2006, compared to US$53.4 million in 2005. This increase is due to the increased amount of metric tons of concentrates sold in 2006 compared to 2005.

Realization of deferred income from sale of future production. To minimize future fluctuations in the consolidated results of operations, we modified the terms of certain derivative contracts in order to qualify them as normal sales contracts. During 2005 and 2006 our outstanding derivative contracts were replaced with a series of sales contracts that required physical delivery of gold over future periods that do not extend beyond 2012. Under the terms of these new contracts, our revenue will be capped at between US$332 to US$451 per ounce. The fair values of the replaced contracts were US$50.6 million and US$77.4 million in 2005 and 2006, respectively, and were calculated immediately prior to the execution of these contracts and recorded as deferred revenue in each year. The revenues under these contracts will be included as part of total revenues for each year in which delivery occurs until 2012.

In 2006, we delivered 38,800 ounces as a part of the sales contracts mentioned above compared to 282,000 ounces delivered in 2005. As a result, we recognized revenues of US$50.3 million in 2006 compared to US$28.1 million in 2005. See Note 18 to the Financial Statements.

Royalty income. In 2006, royalty income received by Chaupiloma amounted to US$48.5 million, representing a 5.17 percent increase over the US$46.1 million of royalty income in 2005. This increase is attributed to the increased sales from Yanacocha in 2006, which resulted from higher gold prices throughout the reporting period.

Total operating costs. Total operating costs increased by 26.7 percent, from US$178.7 million in 2005 to US$226.4 million in 2006 due to the following:

(a) Cost of sales without considering depreciation and amortization increased by 43.7 percent, from US$103.9 million in 2005 to US$149.3 million in 2006, mainly due to increased work commissioned to third party contractors, increased supply requirements and other items for our various mining units, as a result of increased volume of ore produced during 2006.

(b) Exploration and development costs in units in operation increased by 20.3 percent, from US$41.2 million in 2005 to US$49.5 million in 2006. These additional costs were due principally to increased exploration activity in our Orcopampa, Caravelí and Recuperada mines.

(c) Depreciation and amortization costs decreased by 17.3 percent, from US$33.6 million in 2005 to US$27.6 million in 2006, due principally to the net effect of an additional depreciation of US$6.5 million recorded in 2005 in connection with a revision of mine closure costs estimates and a US$1.1 million increase in amortization of mining concessions, from US$4.8 million in 2005 to US$5.9 million in 2007, mainly due to the increased amortization of Inminsur’s and Cedimin’s mining concessions.

(d) Royalty expenses to third parties and to the Peruvian government increased 100 percent, from US$12.2 million in 2005 to US$24.4 million in 2006. This increase was mainly due to (i) an increase in royalties related to the Sindicato Minero de Orcopampa S.A., from US$7.2 million in 2005 to US$12.3 million in 2006, as a result of the previously noted increase in our sales and gold production; and (ii) an increase in the royalties paid to the Peruvian government, from US$4.3 million in 2005 to US$11.3 million in 2006, as a result of our increased sales.

Total operating expenses. Operating expenses increased by 30.3 percent, from US$79.2 million in 2005 to US$103.2 million in 2006, due to changes in the following components:

(a) Exploration costs in non-operational mining areas increased by 30.1 percent, from US$27.8 million in 2005 to US$36.2 million in 2006, due to higher expenditures in exploration areas, primarily in the Tinyaclla, La Zanja, Los Pircos and Trapiche projects, as well as other projects where we are exploring for additional reserves of gold, silver and copper. See Note 22 to the Financial Statements.

(b) Administrative expenses increased by 6.7 percent, from US$34.3 million in 2005 to US$36.6 million in 2006. This increase was due mainly to the increase in personnel expenses, from US$9.8 million in 2005 to US$12.0 million in 2006, and to the increase in board members’ remuneration, from US$2.2 million to US$5.9 million, both as a result of the revaluation of the Peruvian Nuevo Sol. These increases were partially offset by the decrease of long-term officers’ compensation (stock appreciation rights), from US$8.1 million in 2005 to US$3.6 million in 2006, as a result of the decrease in our stock price from US$28.30 as of December 31, 2005 to US$28.06 as of December 31, 2006.

(c) Royalty expenses to third parties and to the Peruvian government increased 100 percent, from US$12.2 million in 2005 to US$24.4 million in 2006. This increase was mainly due to (i) an increase in royalties related to the Sindicato Minero de Orcopampa S.A., from US$7.2 million in 2005 to US$12.3 million in 2006, as a result of the previously noted increase in our sales and gold production; and (ii) an increase in the royalties paid to the Peruvian government, from US$4.3 million in 2005 to US$11.3 million in 2006, as a result of our increased sales.

(d) Sales expenses increased 23.5 percent from US$4.8 million in 2005 to US$5.9 million in 2006, due mainly to the higher freight payments required to transport concentrates and related services, both required as a result of the greater volume of sales.

Operating income. As a result of the foregoing, operating income increased by 218.3 percent, from US$99.7 million in 2005 to US$317.3 million in 2006.

Share in affiliated companies, net. Income from equity investments in affiliated companies increased by 18.6 percent, from US$264.0 million in 2005 to US$313.2 million in 2006, principally due to the increase in the net earnings of Yanacocha and Cerro Verde.

(a) Income from our interest in Yanacocha increased by 1.7 percent, from US$225.9 million in 2005 to US$229.8 million in 2006, due mainly to the net effect of (i) an increase in price per ounce realized on gold sales, from US$447.90 ounce in 2005 to US$599.93 per ounce in 2006, and (ii) a decrease in volume of gold sold, from 3.3 million ounces in 2005 to 2.6 million ounces in 2006, offset in part by an increase in the cost of production per ounce, from US$150.0 in 2005 to US$198.0 in 2006.

(b) Income from our interest in Cerro Verde increased by 111 percent, from US$38.0 million in 2005 to US$80.2 million in 2006, mainly as a result of increased net income of this affiliate from US$223.8 million in 2005 to US$445.4 million in 2006. In addition, we acquired an additional interest of 0.29 percent in the equity of Cerro Verde during 2006.

Loss on change in the fair value of derivative financial instruments. According to the IAS 39 (“Financial Instruments - Recognition and Measurement”), our derivatives instruments have been measured at their fair value. In 2006 we suffered net losses resulting from changes in the fair value of its derivative transactions amounting to US$13.3 million, as compared with losses of US$26.6 million in 2005. See “—Critical Accounting Estimates” and Note 29 to the Financial Statements.

Interest income. Interest income increased by 125.6 percent, from US$3.5 million in 2005 to US$7.9 million in 2006, due to a US$2.9 million increase in income from time deposits. We maintained US$73.5 million in time deposits as of December 31, 2005 compared to US$181.9 million as of December 31, 2006. Additionally we recorded a gain of US$1.6 million due to change in the fair value of investment funds. See Note 24 to the Financial Statements.

Interest expense. Interest expense increased by 46.5 percent, from US$4.1 million in 2005 to US$5.9 million in 2006, due mainly to: (i) the bank loan obtained by Consorcio Energético de Huancavelica S.A., increasing our indebtedness to US$10 million in 2006 compared to US$7.6 million in 2005; and (ii) an increase of US$1.2 million as a result of having updated the reserve for mine closure. See Note 24 to the Financial Statements.

Loss on change in the fair value of gold certificates. In May 2006, we acquired one million participations of an Exchange Traded Fund, or Gold ETF, endorsed by the World Gold Council, equivalent to 100,000 gold ounces, at a cost of US$68.07 per unit. This Gold ETF has been accounted for as a financial asset at fair value through profit or loss, in accordance with the intention of our management at the time of the acquisition. As of December 31, 2006, the fair value of the Gold ETF was US$63.2 million and, consequently, we have recognized a loss of US$4.8 million, which is separately presented in our consolidated statements of income. No similar loss was recorded during 2005.

Other, net. Other, net increased from an expense of US$3.2 million in 2005 to an expense of US$19.5 million in 2006, mainly due to the voluntary mining contribution agreed with the Peruvian government of US$1.8 million and the increase of adjustment of provision for closure of mining unit and exploration project from nil in 2005 to US$9.4 million in 2006.

Provision for workers’ profit sharing. Workers’ profit sharing expense increased by 450.4 percent, from US$2.6 in 2005 to US$14.3 million in 2006. This amount is calculated by applying a percentage to the taxable income. See “—Critical Accounting Estimates—Income Tax.”

Provision for income tax. Income tax expense increased by 180.7 percent, from US$22.8 million in 2005 to US$64.0 million in 2006. See “—Critical Accounting Estimates—Income Tax.”

Minority interest. Minority interest expense increased by 341.4 percent, from US$20.0 million in 2005 to US$88.1 million in 2006, mainly due to a greater allocation of profits from Colquijirca S.A. and Chaupiloma.

Net income. As a result of the foregoing, net income increased by 48.43 percent, from US$288.4 million in 2005 to US$428.1 million in 2006. As a percentage of net sales, net income was 78.1 percent in 2006 compared to 101.8 percent in 2005.

Liquidity and Capital Resources

As of December 31, 2007, we had cash and cash equivalents of US$302.9 million, compared to US$176.6 million at December 31, 2006.

Cash provided by operating activities for the years ended December 31, 2007 and 2006. Net cash and cash equivalents provided by operating activities were US$203.0 million in 2007 compared to US$358.8 million in 2006. The decrease in net cash flow provided by operating activities in 2007 compared with 2006 was mainly attributable to: a payment of US$315.7 million related to the release of fixed-price components in commercial contracts during 2007; decreased of dividends received, primarily from Yanacocha, from US$209.5 million in 2006 to US$43.7 million in 2007; decreased collection of royalties from Chaupiloma, owner of the mining concessions exploited by Yanacocha, from US$48.5 million in 2006 to US$34.0 million in 2007, due mainly to the decrease of the Yanacocha’s gold production; increased payments to suppliers and third parties, from US$160.4 million in 2006 to US$202.1 million in 2007, as a result of a corresponding increase in the operating activities of our mining units; increased income tax paid, from US$53.3 million in 2006 to US$91.4 million in 2007, as a result of increased earnings by Colquijirca and Chaupiloma; increased payments to employees, from US$49.3 million in 2006 to US$78.9 million in 2007, due mainly to the workers’ profit sharing between our subsidiary, Sociedad Minera El Brocal S.A.A., and us and the revaluation of the Peruvian Nuevo Sol against the U.S. dollar; increased payments of royalties, from US$22.7 million in 2006 to US$33.0 million in 2007, as a result of increased royalty payments to the Peruvian government and to the third parties; and increased interest payments from US$2.4 million in 2006 to US$5.8 million in 2007, as a result of the bank loans obtained by Consorcio Energético de Huancavelica S.A. and us. These decreases were partially offset by the following: increased proceeds from sales, from US$497.9 million in 2006 to US$722.9 million in 2007; and the sale of our investment in Gold ETF participations for US$135.2 million in 2007.

Cash provided by operating activities for the years ended December 31, 2006 and 2005. Net cash and cash equivalents provided by operating activities were US$358.8 million in 2006 compared to US$164.2 million in 2005. The increase in net cash flow provided by operating activities in 2006 compared with 2005 was mainly attributable to: increased proceeds from sales, from US$284.5 million in 2005 to US$497.9 million in 2006; increased dividends received, primarily from Yanacocha, from US$76.9 million in 2005 to US$209.5 million in 2006; and increased collection of royalties from Chaupiloma, owner of the mining concessions exploited by Yanacocha, from US$40.1 million in 2005 to US$55.8 million in 2006, due mainly to an increase in the price of gold. These increases were partially offset by the following: the acquisition of Gold ETF participations for an aggregate purchase price of US$68.1 million; increased payments to suppliers and third parties, from US$124.3 million in 2005 to US$160.4 million in 2006, as a result of a corresponding increase in the operating activities in our mining units; increased payments for exploration activities, from US$56.9 million in 2005 to US$72.0 million in 2006, due to higher expenditures in exploration areas, primarily in our Orcopampa, Caraveli and Recuperada mines and our Tinyaclla, La Zanja, Los Pircos and Trapiche projects; increased payments to employees, from US$41.6 million in 2005 to US$49.3 million in 2006, due mainly to the revaluation of the Peruvian Nuevo Sol; increased of income tax paid, from US$25.9 million in 2005 to US$53.3 million in 2006, as a result of increased earnings by us, Colquijirca and Chaupiloma; and increased payments of royalties, from US$12.8 million in 2005 to US$22.7 million in 2006, as a result of increased royalty payments to the Peruvian government.

Cash used in investment activities for the Twelve Months Ended December 31, 2007 and 2006. Net cash and cash equivalents used in investing activities were US$54.1 million in 2007 compared to US$202.3 million in 2006. The decrease in net cash flow used in investing activities in 2007 compared with 2006 was mainly attributable to: decreased payments in connection with time deposits deposited at banks from US$62.9 million in 2006 to US$15.8 million in 2007; collection of US$55.7 million related to the settlement of available-for-sale financial assets (including structured notes, fixed investment funds and variable investment funds), while in 2006 we had disbursements of US$40.3 million (including US$40.0 million related to acquisitions of structured notes, US$12.0 million related to acquisitions fixed investment funds, off-set by the settlement of variable investment funds by US$11.3 million); decreased expenditures related to investments shares from US$22.8 million in 2006, mainly related to the acquisition of a minority interest in Inversiones Mineras del Sur S.A., to US$1.6 million in 2007. These decreases were partially offset by the following: increased expenditures on the purchase of property, plant and equipment from US$50.1 million in 2006 to US$61.6 million in 2007, mainly related to the construction of the fourth stage of the Antapite tailings deposit for US$9.2 million, the capacity increase in the Orcopampa No. 4 tailing deposit for US$5.6 million and the construction of a transmission line in Huacarama (Orcopampa) for US$3.9 million; and increased disbursements for development activities from US$24.1 million in 2006 to US$31.7 million in 2007, mainly related to increased exploration activities at our Orcopampa, Poracota and Uchucchacua mines.

Cash used in investment activities for the Twelve Months Ended December 31, 2006 and 2005. Net cash and cash equivalents used in investing activities were US$202.3 million in 2006 compared to US$174.1 million in 2005. The increase in net cash flow used in investing activities in 2005 compared with 2006 was mainly attributable to: net payments of US$62.9 million in connection with time deposits deposited in banks compared to net proceeds of US$7.1 million related to time deposits that matured in 2005; a US$29.6 million increase in purchase of property, plant and equipment, from US$20.5 million in 2005 to US$50.1 million in 2006, mainly related to the cyanidation project and water treatment in Uchuchachua mining unit; disbursements of US$40.3 million related to the acquisitions of structured notes totaling US$40.0 million and fixed investment funds totaling US$12.0 million offset by the settlement of variable investment funds by US$11.3 million; and a US$7.3 million increase in development expenditures, from US$16.8 million in 2005 to US$24.1 million in 2006, mainly related to increased exploration activities at our Orcopampa and Antapite mines. These increases were partially offset by a decrease of US$125.6 million in payments related to purchases of investments in shares, from US$148.4 million in 2005, related to acquisition of additional shares in Cerro Verde, to US$22.8 million in 2006, related to the acquisition of minority interests in Inminsur and Poracota. See Note 2 and Note 10 to the Financial Statements.

Cash used in financing activities for the Twelve Months Ended December 31, 2007 and 2006. Net cash and cash equivalents used in financing activities were US$22.7 million in 2007 compared to US$76.8 million in 2006. The decrease in net cash flow used in financing activities in 2007 compared with 2006 was mainly attributable to: US$85.0 million in long-term debt incurred during 2007, including a US$10.0 million bank loan obtained by Consorcio Energetico de Huancavelica S.A. and a US$75.0 million bank loan obtained by us; decreased bank loans from a net borrowing of US$2.3 million loan in 2006 to a net payment of US$10 million in 2007 (composed of proceeds from bank loans of US$55.2 million and payments of bank loans of US$65.2 million); increased payment of dividends to shareholders from US$59.8 million in 2006 to US$70.0 million in 2007; increased payment of dividends to minority interest shareholders from US$19.1 million in 2006 to US$26.2 million in 2007.

Cash used in financing activities for the Twelve Months Ended December 31, 2006 and 2005. Net cash and cash equivalents used in financing activities were US$76.8 million in 2006 compared to US$65.3 million in 2005. The increase in net cash flow used in financing activities in 2006 compared with 2005 was mainly attributable to: a US$15.5 million increase in payments of dividends, from US$44.3 million in 2005 to US$59.8 million in 2006; and a US$8.4 million increase in payments of dividends to minority interest shareholders, from US$10.7 million in 2005 to US$19.1 in 2006. These increases were partially offset by a decrease of US$14.4 million in long-term debt as a result of repayments according to schedule of maturity.

Long-Term Debt Changes in 2008

On February 20, 2008, we borrowed US$450 million pursuant to a syndicated Bridge Loan Credit Agreement, led by Banco de Credito del Peru, in order to finance the unwinding of our gold hedge book.

On May 21, 2008, in order to repay a US$450 million syndicated bridge loan, we borrowed US$450 million, referred to as the Syndicated Term Loan, under a new Term Loan Agreement, among us, as borrower, Condesa, as guarantor, Banco de Credito del Peru, as administrative agent and collateral agent, and the lenders party thereto. Borrowing under the Syndicated Term Loan will bear interest at a rate per annum equal to LIBOR plus 2.25%. Interest and installments of principal equal to 1/20th of the aggregate principal amount borrowed will be payable quarterly until maturity in May 2013 (on which date all amounts outstanding shall be payable). Obligations under the Syndicated Term Loan are guaranteed by Condesa, our wholly-owned subsidiary and secured by a pledge of our Common Shares held by Condesa.  The term loan agreement governing the Syndicated Term Loan contains certain customary covenants and events of default. See “Item 10. Additional Information—Material Contracts.”

Exploration Costs; Capital Expenditures

Total capital expenditures and exploration costs for 2008 and 2009 (excluding exploration costs at our principal mines, which are included as part of their cost of production) are estimated to be approximately US$106.0 million and US$98.0 million, respectively. These budgeted expenditures include the following projects: (a) in Uchucchacua, our ongoing projects include (i) the deepening of the master shaft in the Carmen mine from level 3,990 to level 3,930, (ii) the construction of ramp 626 and the deepening of the Luz Shaft in the Socorro mine to reach level 3,920 from level 4,060 and (iii) the plant expansion from 2,500 STPD to 3,000 STPD to treat additional lead/zinc material from the lower levels of the mine; (b) in Orcopampa, our ongoing projects include (i) the deepening of the Nazareno shaft from level 3,290 to level 3,170 and (ii) the construction of the facilities to treat the old flotation tailing that will permit the recovery of approximately 53,000 ounces of gold in 2008 and 2009.

During 2007 we spent approximately US$50.6 million on greenfield and brownfield exploration-related investments in Peru. Our greenfield investments focused on the following exploration projects: El Faique, La Zanja, Tantahuatay, Hualgayoc, Los Pircos, El Milagro, Titiminas, Llillinta, Huañacancha, Breapampa, Trapiche and Argentina. In 2008, we intend to concentrate on the El Faique, La Zanja, Tantahuatay, Hualgayoc, El Milagro, Titiminas, Huañacancha, Chucapaca, Breapampa, Trapiche and Argentina exploration projects with a budget of approximately US$21.2 million. The 2007 exploration program was financed by internal funds as well as a US$4.3 million contribution by Newmont Peru S.R.L., SCC and Gold Fields. Our brownfield investments focused on the following exploration projects in 2007: Soras, Pozo Rico, Mallay, Anamaray, Layo and Shila-Paula. In 2008, we intend to invest US$6.8 million in the Mallay, Anamaray, Soras, Layo, Umachulco-Manto N and Shila-Paula brownfield exploration projects.

We undertook EVAPs filed with the Peruvian government in March 1995 to make capital expenditures in respect of environmental projects. In 2005, 2006 and 2007, we incurred capital expenditures in connection with these environmental projects of approximately US$2.0 million, US$2.4 million, and US$2.7 million, respectively. We expect to incur approximately US$2.9 million in 2008 and US$3.2 million in 2009 in capital expenditures relating to environmental projects. Our capital spending plans under the PAMAs were approved by the Peruvian government. The development of more stringent environmental protection programs in Peru could impose additional costs and other constraints on our operations. See “Item 4. Information on the Company—The Company—Business Overview—Regulatory Framework—Environmental Matters.”

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

Recent Accounting Pronouncements

U.S. GAAP

Business Combinations. In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations,” which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for our fiscal year beginning January 1, 2009 and is to be applied prospectively. Early adoption is prohibited. We are currently evaluating the potential impact of adopting this statement on our consolidated financial position, results of operations or cash flows.

Noncontrolling Interests in Consolidated Financial Statements. In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for our fiscal year beginning January 1, 2009 with early adoption prohibited. We are currently evaluating the potential impact of adopting this statement on our consolidated financial position, results of operations or cash flows.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. In June 2007, the EITF reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classified nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in our fiscal year beginning January 1, 2008. We are currently evaluating the impact that the adoption of this statement will have on our consolidated financial position, results of operations or cash flows.

Fair Value Option of Financial Assets and Liabilities. In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS No. 159”). FAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS No. 159 are effective for our fiscal year beginning January 1, 2008. We are currently evaluating the impact, if any, of the adoption of FAS No. 159 our consolidated financial results.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS No. 157”). FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS No. 157 are effective for our fiscal year beginning January 1, 2008. We are currently evaluating the impact, if any, of the adoption of FAS No. 159 our consolidated financial results.

Hierarchy of Generally Accepted Accounting Principles. In May 2008, the FASB issued FASB Statement No. 162, “Hierarchy of Generally Accepted Accounting Principles.” FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy).

This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company is currently evaluating the impact, if any, of the adoption of FAS No. 159 the Company’s consolidated financial results.

Peruvian GAAP

Effective year 2008, through Resolution Nº040-2008 - EE/94 enacted on March 14, 2008, the Peruvian Accounting Standards Board had mandated the application of IFRIC´s 1,2,4,5,6,7,8,9,10,11 and 12 effective for 2008 fiscal year. In addition, it duly approved the application of IFRS 7 “Financial instruments: disclosures”, IFRS 8 “Operating segments”, IAS 32 “Financial Instruments: Presentation” and IFRIC 13 and 14 for effective year 2009.

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. IFRIC 1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognised both as part of the cost of an item of property, plant and equipment under IAS 16 and as a provision (liability) under IAS 37. The interpretation addresses subsequent changes to the amount of the liability that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate.

IFRIC 2, Members’ Shares in Cooperative Entities and Similar Instruments. Members' shares in co-operative entities have some characteristics of equity. They also give the holder the right to request redemption for cash, although that right may be subject to certain limitations. IFRIC 2 gives guidance on how those redemption terms should be evaluated in determining whether the shares should be classified as financial liabilities or as equity.

IFRIC 4, Determining whether an Arrangement contains a Lease. The Interpretation specifies that an arrangement that meets the following criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 Leases: (a) fulfillment of the arrangement depends upon a specific asset. The asset need not be explicitly identified by the contractual provisions of the arrangement; rather it may be implicitly specified because it is not economically feasible or practical for the supplier to fulfill the arrangement by providing use of alternative assets; and (b) the arrangement conveys a right to control the use of the underlying asset.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. IFRIC 5 sets out the accounting treatment for funds set up to finance the decommissioning of assets.

IFRIC 6, Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment. IFRIC 6 prescribes the date at which recognition of a liability is required for disposal of Electrical and Electronic Equipment in accordance with the EU Directive.

IFRIC 8, Scope of IFRS 2. International Financial Reporting Interpretations Committee 8 Scope of IFRS 2 (“IFRIC 8”) clarifies that IFRS 2 will apply to any arrangement when equity instruments are granted or liabilities are incurred by an entity, when the identifiable consideration appears to be less than the fair value of the instruments given.

IFRIC 9, Reassessment of Embedded Derivatives. International Financial Reporting Interpretations Committee 9 Reassessment of Embedded Derivatives (“IFRIC 9”) requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows.

IFRIC 10, Interim Financial Reporting and Impairment. International Financial Reporting Interpretations Committee 10 Interim Financial Reporting and Impairment (“IFRIC 10”) addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment requirements relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39.

IFRIC 11, IFRS 2 - Group and Treasury Share Transactions. IFRIC 11 provides guidance on applying IFRS 2 in three circumstances: (a) share-based payment involving an entity's own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation – is this an equity-settled or cash-settled transaction; (b) a parent grants rights to its equity instruments to employees of its subsidiary – how to account in the individual entities' financial statements; (c) a subsidiary grants rights to equity instruments of its parent to its employees – how to account in the individual entities' financial statements.

IFRIC 12, Service Concession Arrangements. IFRIC 12 outlines an approach to account for contractual arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognize a financial asset and/or an intangible asset.

IFRS 8, Operating Segments. This IFRS replaces IAS 14 and adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments.

We are evaluating the effects in its consolidated financial statements from the adoption of the new IAS, IFRS and IFRIC issued.

YANACOCHA

Introduction

The following discussion should be read in conjunction with Yanacocha’s Financial Statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 and the related notes thereto included elsewhere in this Annual Report. Yanacocha’s Financial Statements are prepared and presented in accordance with U.S. GAAP and in U.S. Dollars.

Operating Results

Overview

Yanacocha, the largest gold producer in South America, was established in Peru in January 1992, and commenced production activities in August 1993. Yanacocha’s operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 900 kilometers north of Lima and north of the City of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35 percent owned by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru S.R.L. See “Item 4. Information on the Company—Yanacocha—Management of Yanacocha—General Manager/Management Agreement.” On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from “Minera Yanacocha S.A.” to “Minera Yanacocha S.R.L.” As a result, Yanacocha (i) cannot have more than 20 partners; (ii) its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (see Note 16 to Yanacocha’s Financial Statements); and (iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

The table below highlights key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2007	2006	2005
Gold Sales (in thousands of US$)	1,093,347	1,543,212	1,490,402
Gold sold (oz.)	1,564,614	2,572,298	3,327,515
Average gold price received (US$/oz.)	699	600	448
Costs applicable to sales (US$/oz.)	356	201	153
Other expenses(in thousands of US$)	30,062	60,790	(6,669)
Net income (in thousands of US$)	221,489	525,448	525,474
Dividends Paid (in thousands of US$)	100,000	480,000	180,000

Gold sales.

Gold sales decreased by 29 percent, or US$449.9 million, from 2006 to 2007, due principally to a 39 percent decrease in gold sold as a consequence of the lower level of gold produced, partially offset by a higher realized average price which increased from US$600 per ounce in 2006 to US$699 per ounce in 2007. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales.

Costs applicable to sales increased by 8 percent from 2006 to 2007 due primarily to higher operating costs, mainly attributed to: (i) higher diesel expense, (ii) higher emulsion and nitrate consumption due to higher presence of water in blasting areas, (iii) increased electricity used in blasting, (iv) higher labor expenses for salary and bonus increases and (v) increased capitalized costs in leach pad and precious metal inventories; and due to a US$12.8 million net realizable value adjustment recorded in June 2007; partially offset by lower royalties and decreased workers’ profit participation expenses as a consequence of lower gold sales revenues.  Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian GAAP, (iii) royalties of 3 percent of the quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transportation costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses, (vi) accretion costs related to asset retirement obligations and (vii) other costs.

Other expenses.

Other expenses decreased by 51 percent, or US$30.7 million, from 2007 to 2006, due mainly to less accruals related with: (i) negotiated payment (voluntary contribution) of US$12.2 million, as a consequence of lower gold sales revenues, (ii) 1997-2005 workers’ profit participation of US$13.3 million and (iii) La Quinua leach pad failure repair of US$8.9 million; partially offset by US$2.0 million recorded in 2007 related to a contractor bankruptcy.

Income tax.

Yanacocha’s financial and operating results were impacted by a tax expense of US$107.0 million in 2007, as compared to US$238.3 million in 2006, which reflects its decreased profitability mainly due to lower gold sales revenues as a consequence of a decrease in gold production.

Dividends.

As of December 31, 2007, Yanacocha has paid cumulative dividends of US$100 million to partners and has not reserved any money related to reinvestment programs.

Forward-looking statements.

Certain key factors will affect Yanacocha’s future financial and operating results. These include, but are not limited to fluctuations in the price of gold.

Yanacocha expects 2008 gold sales to be 1.76 million ounces at costs applicable to sales per ounce of approximately US$362 per ounce. Sales from 2009 through 2012 are expected to average approximately 1.47 million ounces at costs applicable to sales of approximately US$391 per ounce, with actual gold sales and costs being determined by, among other factors, further mine plan optimization efforts, the discovery and development of additional oxide deposits, and the development of Conga, currently scheduled to commence production in 2010.

Critical Accounting Policies

Yanacocha has furnished us with a discussion of its critical accounting policies or methods used in the preparation of its financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions. Note 2 to Yanacocha’s Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Yanacocha’s Financial Statements. The following is a brief discussion of the identified critical accounting policies and the estimates and judgments made by Yanacocha.

Stockpiles, Ore on Leach Pads and Inventories.

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

Stockpiles.

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.

Ore on Leach Pads.

The recovery of gold from certain oxide ores is achieved through heap leaching. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

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

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, Yanacocha’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. As of December 31, 2007, the weighted-average cost per recoverable ounce of gold on leach pads was US$319 per ounce (unaudited). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

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

In-process Inventory.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Yanacocha’s conversion process is leach in-circuit. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Amortization of Property, Plant and Mine Development.

Amortization charges for mine development costs are calculated using the units of production method and are based on Yanacocha’s current gold production as a percentage of total expected gold production over the life of Yanacocha’s mines. The life of the mines is estimated by Yanacocha’s geology department using interpretations of mineral reserves, as determined in accordance with the SEC’s Industry Guide 7. The estimate of the total expected future life of Yanacocha’s mines could be materially different from the actual amount of gold mined in the future and the actual life of the mines due to changes in the factors used in determining Yanacocha’s mineral reserves, such as the gold price and operating costs. Any change in management’s estimate of the total expected future life of Yanacocha’s mines would impact the amortization charge recorded in Yanacocha’s financial statements.

Asset Impairment.

Yanacocha reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows of the assets on an undiscounted basis are less than the carrying amount of those assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of gold and other minerals that will be obtained after taking into account losses during ore processing and treatment. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Yanacocha’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

Reclamation and Remediation Costs (Asset Retirement Obligations).

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect the changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation or abandonment costs. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. Yanacocha reviews, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at each mine site in accordance with FAS No. 143, “Accounting for Asset Retirement Obligations.”

Results of Operations for the Twelve Months Ended December 31, 2007 and 2006

Sales

Sales decreased by 29 percent from US$1,543.2 million in 2006 to US$1,093.3 million in 2007, due primarily to a 39 percent decrease in gold sold, partially offset by a higher realized average price, US$699 per ounce in 2007 compared to US$600 per ounce in 2006. Production by mine was as follows:

Mine	2007	2006
	(ounces)	(ounces)
Yanacocha	566,006	1,035,794
La Quinua	668,336	1,246,058
Carachugo	307,867	308,600
Maqui Maqui	21,460	21,747
	1,563,669	2,612,199

The decrease in ounces of gold produced in 2007 as compared to 2006 was mainly attributed to lower leach tons placed, 89.7 million dry metric tons and 108.5 million dry metric tons for the periods ended December 31, 2007 and 2006, respectively, a higher waste to ore ratio, 1.11 grams per ton and 0.82 grams per ton for the periods ended December 31, 2007 and 2006, respectively, and lower placed ore grade, 0.65 grams per ton and 0.88 grams per ton for the periods ended December 31, 2007 and 2006, respectively.

Costs applicable to sales

Costs applicable to sales increased by 8 percent from US$515.9 million in 2006 to US$557.1 million in 2007 due primarily to higher operating costs, mainly attributed to: (i) higher diesel expense, (ii) higher emulsion and nitrate consumption due to the higher presence of water in blasting areas, (iii) increased electricity used in blasting, (iv) higher labor expenses due to salary and bonus increases and (v) increased capitalized costs in leach pad and precious metal inventories; and due to a US$12.8 million net realizable value adjustment recorded in June 2007; partially offset by lower royalties and decreased workers’ profit participation expenses as a consequence of lower gold sales revenues. Costs applicable to sales per ounce of gold increased by 77 percent from US$201 in 2006 to US$356 in 2007, primarily as a result of a higher operating cost per ounce of US$335 in 2007 as compared to US$189 in 2006, a higher royalty expense per ounce of US$22 in 2007 as compared to US$19 in 2006 and a higher accretion cost per ounce of US$6 in 2007 as compared to US$3 in 2006. These costs were partially offset by lower employee profit-sharing costs per ounce of US$21 in 2007 as compared to US$30 in 2006 and a higher by-product metal sales credit per ounce of US$22 as compared to US$16 in 2006, due to an increase in the price of silver.

Operating costs increased by 8 percent from US$485.2 million in 2006 to US$523.6 million in 2007. Operating costs consist primarily of drilling, blasting, loading and hauling costs, which increased in 2007 primarily as a result of an increase in fuel price from an average of US$2.71 per gallon in 2006 to US$2.76 per gallon in 2007. Additional increases in operating costs resulted from the greater consumption of critical items such as drills, nitrate, tires, electricity, cyanide and lime (from increased tonnage mined and treated), higher personnel costs as a result of hiring new employees (as part of the self performance program) and greater expenses on donations and charitable contributions as a part of the social responsibility plan.

The decrease in the royalty expense paid to Chaupiloma (equivalent to 3 percent of net sales) was directly related to the decrease in sales revenues. Royalty expense was US$34.0 million in 2007 as compared to US$48.5 million in 2006. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation. See “Item 4. Information on the Company—Yanacocha—Employees.” The decrease in workers’ profit participation expense is directly related to the decrease of taxable net income. Workers’ profit participation was US$33.6 million in 2007 and US$76.0 million in 2006.

Depreciation, depletion and amortization

Depreciation, depletion and amortization decreased by 7 percent from US$171.7 million in 2006 to US$159.1 million in 2007. This decrease was attributable principally to the fact that some of Yanacocha’s older assets (e.g., leach pads, machinery, etc.) were already fully depreciated. This decrease was partially offset by higher mine development amortization.

Exploration Expenses

Exploration costs decreased by 12 percent from US$32.3 million in 2006 to US$28.2 million in 2007. This decrease was attributable principally to delays in perforation works and the Maqui Maqui drilling project caused by a lack of environmental permits and issues with the local community.

Other expenses

Other expenses decreased by 51 percent from US$60.8 million in 2006 to US$30.1 million in 2007, due mainly to less accruals related with: (i) negotiated payment (voluntary contribution) of US$12.2 million, as a consequence of lower gold sales revenues, (ii) 1997-2005 workers’ profit participation of US$13.3 million and (iii) La Quinua leach pad failure repair of US$8.9 million; partially offset by US$2.0 million recorded in 2007 related to a contractor bankruptcy.

Peruvian mining companies, represented by the Sociedad Nacional de Minería, Petróleo y Energía, agreed to a mining payment equivalent to 3.75 percent of net income after taxes. On December 21, 2006, the Peruvian government issued Supreme Decree No. 071-2006-EM, which regulates the conditions under which the negotiated payment will be paid by Peruvian mining companies. The payment amounts to 3.75 percent of Peruvian net income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund. This payment is payable from 2006 through 2010, contingent on the price of gold.

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

In 1998, the Peruvian government issued additional regulations regarding the calculation of the workers participation, which limited to 18 monthly salaries the total amount to which each employee is entitled. However, there is a difference between the law and the regulations with regard to the criteria for the calculation. Yanacocha followed the criteria established by the law in determining the amount to be paid to its employees since 1998. As of December 31, 2006, Yanacocha recorded a charge of US$14.9 million to cover any payment derived from the different criteria established to make these payments in accordance with both the law and the regulations.  In August 2007, the court reached an arbitration decision confirming that Yanacocha had overpaid FONDOEMPLEO and the regional government. Although this is a final decision and cannot be appealed, it is not binding on the regional government. Yanacocha’s legal department, based on its best estimate, believes that it can recover a maximum of US$3.9 million of the US$5.3 million paid in excess to FONDOEMPLEO. The amount that Yanacocha can recover from the regional government will depend on negotiations. In September 2007, Yanacocha proceeded to pay the balance of US$21.8 million (including interest) owed to employees, which exceeds the original amount accrued of US$6.9 million. The additional amount paid relates to differences in the assumptions made by Yanacocha and those made by the court. The net effect of US$1.6 million from the US$6.9 million and the accrual of US$5.3 million was charged under the heading, “Other expense net.”

Interest expense and other income

Interest expense and other income increased by 86.8 percent from US$6.8 million in 2006 to US$12.7 million in 2007. This increase was attributable principally to higher capitalized interest resulting from a full year of capitalized interest expense in 2007 as compared to a partial year in 2006.

Income tax provision

The increase in income tax provision was directly related to Yanacocha’s increase in taxable income. The net effective tax rate was 32.6 percent in 2005 compared to 31.2 percent in 2006. The statutory rate for both years was a blend of 30 percent. The factors that most significantly impacted Yanacocha’s net effective tax rate were related to non-deductible expenses and penalties.

The uniform income tax rate in Peru was 27 percent of taxable income in 2003. Effective January 1, 2004, the income tax rate in Peru is 30 percent of taxable income (Yanacocha, as explained below, has a stabilized corporate tax rate of 30 percent, excluding income from the La Quinua mine which had a tax rate of 27 percent until December 31, 2003 and 29 percent since January 1, 2004) and for financial statement purposes is calculated for Yanacocha in accordance with U.S. GAAP. Pursuant to Supreme Decree No. 027-98-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase Yanacocha’s productivity. This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the MEM.

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

Net Income

As a consequence of the foregoing, net income decreased by 58 percent, or US$304.0 million, from US$525.4 million in 2006 to US$221.5 million in 2007. As a percentage of sales, net income decreased from 34 percent in 2006 to 20 percent in 2007.

Results of Operations for the Twelve Months Ended December 31, 2006 and 2005

Sales

Sales increased by 4 percent from US$1,490.4 million in 2005 to US$1,543.2 million in 2006, due primarily to an increase in the average price per ounce of gold from US$448 in 2005 to US$600 in 2006, partially offset by decreased production, which resulted in a 23 percent decrease in the quantity of gold sold, from 3,327,515 ounces in 2005 to 2,572,298 ounces in 2006. Production by mine was as follows:

Mine	2006	2005
	(ounces)	(ounces)
Yanacocha	1,035,794	1,198,161
La Quinua	1,246,058	1,674,329
Carachugo	308,600	421,967
Maqui Maqui	21,747	38,631
	2,612,199	3,333,088

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

Costs applicable to sales

Costs applicable to sales increased by 2 percent from US$507.8 million in 2005 to US$515.9 million in 2006, due primarily to higher operating costs mainly attributed to an increase in the cost of diesel, higher consumption of cyanide and personnel costs, as well as increased royalties and employee profit sharing expenses, partially offset by higher by-product credits and increased capitalized cost in a leach pad and precious metal inventories. Costs applicable to sales per ounce of gold increased 31 percent from US$152.6 in 2005 to US$200.6 in 2006, primarily as a result of a higher operating cost per ounce of US$189 in 2006 as compared to US$122 in 2005, a higher royalty expense per ounce of US$19 in 2006 as compared to US$14 in 2005, and higher employee profit sharing costs per ounce of US$30 in 2006 as compared to US$22 in 2005, partially offset by an increased by-product metal sales credit per ounce of US$16 as compared to US$10 in 2005, due to an increase in silver sold.

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

The increase in the royalty expense paid to Chaupiloma (equivalent to 3 percent of net sales) was directly related to the increase in sales revenues. Royalty expense was US$45.6 million in 2005 as compared to US$48.5 million in 2006. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation. See “Item 4. Information on the Company—Yanacocha—Employees.” The increase in workers’ profit participation expense is directly related to the increase of taxable net income. Workers’ profit participation was US$68.8 million in 2005 and US$76.0 million in 2006.

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

Peruvian mining companies, represented by the Sociedad Nacional de Minería, Petróleo y Energía, agreed to a mining payment equivalent to 3.75 percent of net income after taxes. On December 21, 2006, the Peruvian government issued Supreme Decree No. 071-2006-EM, which regulates the conditions under which the negotiated payment will be paid by Peruvian mining companies. The payment amounts to 3.75 percent of Peruvian net income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund. This payment is payable from 2006 through 2010, contingent on the price of gold.

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

Interest expense and other income

Interest expense and other income increased by 93 percent to US$6.8 million in 2006 from US$3.5 million in 2005. This increase was due primarily to increased interest income from an increase in average cash available in banks with higher interest rates during 2006.

Income tax provision

The increase in income tax provision was directly related to Yanacocha’s increase in taxable income. The net effective tax rate was 30.9 percent in 2005 as compared to 31.2 percent in 2006. The statutory rate for both years was a blend of 30 percent. The factors that most significantly impacted Yanacocha’s net effective tax rate were related to non-deductible expenses and penalties.

The uniform income tax rate in Peru was 27 percent of taxable income in 2003. Effective January 1, 2004, the income tax rate in Peru is 30 percent of taxable income (Yanacocha, as explained below, has a stabilized corporate tax rate of 30 percent, excluding income from the La Quinua mine which had a tax rate of 27 percent until December 31, 2003 and 29 percent since January 1, 2004) and for financial statement purposes is calculated for Yanacocha in accordance with U.S. GAAP. Pursuant to Supreme Decree No. 027-98-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase Yanacocha’s productivity. This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the MEM.

Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government. A Mining Law Stabilization Agreement is a standardized agreement prepared by the MEM, the Ministry of Economy and Finance, the Central Bank and other Peruvian governmental ministries. Such agreements (i) provide stabilized corporate tax rates, (ii) grant the ability to obtain VAT credit, (iii) provide full access to foreign currency and guarantee treatment in all foreign exchange matters as is given to Peruvian nationals, (iv) protect against foreign exchange controls and (v) grant the right to freely dispose of and export mineral products. Yanacocha has entered into such agreements with regard to the following mines: Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua. Pursuant to these agreements, the income tax rate in Peru is 30 percent of taxable income, excluding income from the La Quinua mine which had a tax rate of 27 percent until December 31, 2003 and 29 percent since January 1, 2004.

Net Income

As a consequence of the foregoing, net income decreased by US$0.1 million from US$525.5 million in 2005 to US$525.4 million in 2006. As a percent of sales, net income decreased from 35 percent in 2005 to 34 percent in 2006.

Liquidity and Capital Resources

As of December 31, 2007, Yanacocha had cash and cash equivalents of US$288.4 million, substantially all of which were held in U.S. Dollars, as compared to US$379.9 million as of December 31, 2006.

Cash provided by operating activities

Yanacocha’s operations generated a net cash flow of US$269.0 million in 2007, US$637.2 million in 2006 and US$665.4 million in 2005. The decrease in net cash flow provided by operating activities in 2007 was mainly due to lower gold sales revenues due to a decrease in the volumes of gold sold during 2007, lower depletion, depreciation and amortization expenses and lower tax pre-payments. The decrease in net cash flow provided by operating activities in 2006 was primarily attributable to increased operating costs, higher levels of materials and supplies inventories, lower depletion, depreciation and amortization expenses and higher income tax pre-payments. The increase in net cash flow provided by operating activities in 2005 is primarily attributable to higher sales revenues, partially offset by increased operating costs and higher level of materials and supplies inventories.

Cash used in investing activities

Net cash used in investing activities was US$250.2 million in 2007, US$268.4 million in 2006 and US$223.6 million in 2005. In 2007, Yanacocha’s investing activities consisted primarily of US$139.3 million for the Yanacocha gold mill facility, US$12.4 million for the Conga project, US$26.4 million for the purchase of high altitude mining trucks, US$7.6 million for the construction of an alternate road to the coast of Peru, US$5.2 million for waterways and irrigation channels acquired from the Quishuar and Encajón communities, US$11.5 million for the Yanacocha 5A leach pad expansion and US$18.6 million for the Carachugo (stages 10 and 11) leach pad expansion.  Investing activities in 2006 consisted primarily of US$157.8 million for mine and leach pad expansions of Carachugo (stage 10) and La Quinua (stage 6), US$9.3 million for environmental site and regional water management projects, US$11.9 million for mining equipment, US$44.8 million for the Yanacocha Gold Mill Facility, US$11.1 million for the Conga Project and US$32.7 million for work related to other ongoing expansions. In 2005, investing activities consisted primarily of US$56.0 million for capital expenditures associated with the expansions of the La Quinua (stages 5 and 6), Cerro Yanacocha (stage 7) and Carachugo (stage 10) leach pads, US$23.9 million for mine development of Chaquicocha, Cerro Yanacocha and La Quinua, US$30.2 million for new mine equipment and US$12.0 million for environmental projects. In addition, Yanacocha invested US$17.4 million in developing the Conga Project.

Cash used in financing activities

Net cash used in financing activities was US$110.4 million in 2007, US$284.4 million in 2006 and US$216.1 million in 2005. In 2007, financing activities consisted principally of US$100 million of dividends distributed to partners and US$10.3 million of debt repayments. Financing activities in 2006 consisted primarily of dividends of US$480 million distributed to partners, partially offset by proceeds received from debt of US$200 million. In 2005, financing activities consisted of the repayment of US$34.2 million of long-term debt and dividends of US$180 million distributed to partners.

Exploration Costs; Capital Expenditures

Exploration

Yanacocha’s basic and advanced exploration costs during the period from 1992 through 2007 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from Yanacocha’s Receivables Securitization. See Note 11 to Yanacocha’s Financial Statements. During 2005, 2006 and 2007, Yanacocha incurred US$32.9 million, US$32.3 million and US$28.2 million, respectively, in exploration costs. During 2008, Yanacocha plans to spend approximately US$37.2 million on exploration. These exploration costs include all of the costs associated with exploration activities such as drilling services (which are subcontracted), geologists and metallurgical testing. See “Item 4. Information on the Company—Yanacocha—Exploration.”

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2007 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from Yanacocha’s Receivables Securitization (see Note 11 to the Yanacocha Financial Statements). Such capital expenditures have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha and the expansion of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha’s capital expenditures from its formation through December 31, 2007 totaled approximately US$2,412.6 million. Yanacocha anticipates that its capital expenditures for 2008 will be approximately US$255.8 million, in connection with the Yanacocha gold mill facility, the Minas Conga project, construction of an alternate road to the coast of Peru, the construction of the La Quinua (stage 7), Carachugo (stage 11) and Yanacocha (stage 5B) leach pad expansions, the continuation of the site-wide management plan to control sediment and chemicals, construction of the reverse osmosis plant for excess water treatment at Pampa Larga, development of the Chaquicocha deposit and the acquisition of real property, heavy mining equipment and various other mining equipment.

Research and Development

Yanacocha is a mining exploration and production company and does not engage in research and development activities.

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements and the related notes thereto included elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with Peruvian GAAP.

Operating Results

Overview

We hold 18.50 percent interest in Cerro Verde, which operates an open-pit and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976. The Cerro Verde mine is a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant copper minerals are brochantite, chrysocolla, malachite and copper “pitch”. Chalcocite and covellite are the most important secondary copper sulfide minerals. Chalcopyrite and molybdenite are the dominant prymary sulfides.

Cerro Verde’s current operations consist of an open-pit copper mine and SX/EW leaching facilities. Leach-copper production is derived from a 39,000 metric ton-per-day crushed leach facility and a ROM leach system. This leaching operation has a capacity of approximately 200 million pounds of copper per year. A new 108,000 metric ton-per-day concentrator was completed in late 2006, and processing of sulfide ore began in the fourth quarter of 2006. Annual production over the next three years is expected to range from 655 to 705 million pounds of copper per year, of which 127 to 131 million pounds would be our equity share of production, and seven to nine million pounds of molybdenum per year.

Cerro Verde has sufficient equipment to move an average of 295,000 metric tones of material per day using a fleet of 26 180-metric ton and 230-metric ton haul trucks loaded by six shovels with bucket sizes ranging in size from 21 to 46 cubic meters. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Critical Accounting Policies

Cerro Verde has furnished us with a discussion of its critical accounting policies or methods used in the preparation of its financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions. Note 2 to the Cerro Verde Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Cerro Verde’s Financial Statements. The following is a brief discussion of the identified critical accounting policies and the estimates and judgments made by Cerro Verde.

Mineral Reserve and depreciation, Depletion and Amortization

Cerro Verde depreciates the life-of-mine mining and milling assets using the unit-of-production method based on the estimated recoverable proven and probable copper reserves. Cerro Verde has other assets that they depreciate on a straight-line basis over their estimated useful lives. The estimates of recoverable proven and probable copper reserves and the useful lives of the straight-line assets impact the depreciation, depletion and amortization expense.

Accounting for depreciation represents a critical accounting estimate because the determination of reserves involves uncertainties with respect to the ultimate geology of the reserves and the assumptions used in determining the economic feasibility of mining those reserves, including estimated copper prices and costs of conducting future mining activities. Additionally, changes in estimated recoverable proven and probable reserves and useful asset lives can have a material impact on net income. Cerro Verde performs annual assessments of the existing assets, including a review of asset costs and depreciable lives, in connection with the review of mine operating and development plans. When Cerro Verde determines that assigned asset lives do not reflect the expected remaining period of benefit, it make prospective changes to those depreciable lives.

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of Cerro Verde’s management. Ore reserve estimates are based upon engineering evaluations of samplings of drill holes. The estimates of recoverable proven and probable reserves are prepared by the employees of Cerro Verde, and majority of these estimates are reviewed and verified by independent experts in mining, geology and reserve determination. At December 31, 2007, recoverable reserves included 14.3 billion pounds of copper. These estimates involve assumptions regarding future copper prices, the geology of Cerro Verde mine, the mining methods that Cerro Verde uses and the related costs it incurs to develop and mine the reserves. Changes in these assumptions could result in material adjustment to Cerro Verde´s reserve estimates, which could result in changes to depreciation, depletion and amortization expense in future periods, with corresponding adjustments to net income.

Cerro Verde reviews and evaluates the long-lived assets for impairment when events or changes in economic circumstances indicate that the related carrying amount of such assets may not be recoverable. Changes to the estimates of recoverable proven and probable reserves could have an impact on the assessment of asset impairment. Revisions to the estimates of recoverable proven and probable copper reserves could give rise to an impairment of the assets.

Recoverable Copper

Cerro Verde records, as inventory, applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. Mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of cost or market. Accounting for recoverable copper from mill and leach stockpiles represents a critical accounting estimate because (i) it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, and therefore, requires management to employ reasonable estimation methods and (ii) recovery rates from leach stockpiles can vary significantly. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast hole cutting determine the estimated copper grade contained in the material delivered to the mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be extracted into copper concentrate almost immediately.

Processes and recovery rates are monitored continuously, and recovery rate estimates are adjusted periodically as additional information becomes available and as related technology changes.

Reclamation and Closure Cost

Reclamation is an ongoing activity that occurs throughout the life of a mine. In accordance with IAS 37 “Provisions, contingent liabilities and contingent assets”, Cerro Verde records the fair value of the estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. Fair value is measured as the present value of cash flow estimates after considering inflation and then applying a market risk premium. The cost estimates are reflected on a third-party cost basis and comply with the legal obligation to retire tangible, long-lived assets as defined by IAS 37. These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not accounted for under IAS 37.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management judgment is required to estimate the extent and timing of expenditures based on life-of-mine planning. Accounting for reclamation and closure costs represents an estimate because (i) Cerro Verde will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in the future and/or circumstances affecting the operations could change, either or which could result in significant changes to the current plans, (iii) calculating the fair value or the AROs in accordance with IAS 37 requires management to estimates projected cash flows, make long-term assumptions about inflation rates, determine the credit-risk adjusted rate and determine market risk premiums that are appropriate for the operations and (iv) given the magnitude of the estimated reclamation and closure costs, changes in any or all of these estimates could have a significant impact on net income.

Environmental obligations

Accounting for environmental obligations represents a critical accounting estimate because changes to environmental laws and regulations and/or circumstances affecting the operations, could result in significant changes to the estimates, which could have a significant impact in the net income. As management judgment and estimates are required to comply with applicable Peruvian GAAP guidance, on an annual basis, Cerro Verde reviews changes in facts and circumstances associated with the environmental obligations. Judgments and estimates are based upon available fact, existing technology, presently enacted law and regulations, remediation experience, whether or not Cerro Verde is a Potentially Responsible Party, or PRP, the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. The estimates can change substantially as additional information becomes available regarding the nature or extend of the contamination, required remediation methods and actions by or against governmental agencies or private parties.

Deferred Taxes

In preparing the annual financial statements, Cerro Verde estimates the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered on settled. The effect on deferred tax assets and liabilities of a change in tax rate and laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, Cerro Verde considers estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If Cerro Verde determines that it will not realize all or a portion of our deferred tax assets, it will increase its valuation allowance with a change to income tax expense. Conversely, if Cerro Verde determines that it will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

Results of Operations for the Twelve Months Ended December 31, 2007 and 2006

Net sales. Net sales increased by 168.8 percent, from US$667.7 million in 2006 to US$1,794.6 million in 2007, principally due to the increase in the volume of copper concentrate sold during 2007, while the volume of copper cathode sold remained constant. Cerro Verde also sold small quantities of molybdenum during 2007. The following tables reflect the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007		Variation
Average price
Copper (US$/MT)	US$	6,874	US$	6,743	1.9%

Volume sold
Copper (MT)		97,127		266,132	174.0%

Average realized copper prices per metric ton decreased from US$6,874 in 2006 to US$6,743 in 2007. The volume of copper sold increased from 97,127 metric ton in 2006 to 266,132 metric ton in 2007, mainly due to production at Cerro Verde’s new copper concentrate plant, which reached design capacity production in June 2007. The combined effect of these changes resulted in a US$1,126.9 million increase in income from sales of copper in 2007 compared to 2006.

Total costs of sales. Total costs of sales increased by 197.8 percent, from US$140.4 million in 2006 to US$418.1 million in 2007, due to the following:

(a) Material and supplies consumption costs increased by 137.8 percent from US$73.2 million in 2006 to US$174.1 million in 2007, primarily related to the increase in the utilization of new and more expensive materials, supplies and spare parts resulting from the operation of Cerro Verde’s new copper concentrate plant, which became operational in December 2006.

(b) Depreciation and amortization costs increased by 236.1 percent from US$26.9 million in 2006 to US$90.4 million in 2007, due principally to depreciation of US$57.0 million recorded in 2007 related to Cerro Verde’s new copper concentrate plant.

(c) Energy costs increased by 190.4 percent from US$15.6 million in 2006 to US$45.3 million in 2007, mainly due to increased consumption of electricity as a result of the operation of Cerro Verde’s new copper concentrate plant, which reached design capacity production in June 2007.

(d) Labor costs increased by 78.3 percent from US$22.6 million in 2006 to US$40.3 million in 2007, due mainly to the operation of Cerro Verde’s new copper concentrate plant. In addition, maintenance and other costs increased by 338.5 percent from US$24.7 million in 2006 to US$108.3 million in 2007, mainly due to scheduled and unscheduled maintenance performed at Cerro Verde’s new copper concentrate plant as a consequence of some operational issues that were resolved during 2007.

Total operating expenses. Operating expenses increased by 104.5 percent from US$51.6 million in 2006 to US$105.5 million in 2007, due to changes in the following components:

(a) Selling expenses increased by 1,454.3 percent from US$3.5 million in 2006 to US$54.4 million in 2007, due mainly to increased ocean freight expenses incurred as a consequence of the increased volume of copper concentrate sold during 2007.

(b) Negotiated payment (voluntary contribution) amounted to US$48.7 million in 2007. In order to support to the Peruvian government’s efforts to eradicate poverty in Peru and generate a favorable economic environment, on November 8, 2007 Cerro Verde signed an agreement with the Peruvian government to pay a negotiated payment (voluntary contribution) of 3.75 percent of net income, which resulted in a total contribution of US$48.7 million for the years 2007 and 2006.

(c) Other operating expenses decreased by 1,904.2 percent from US$48.1 million in 2006 to US$2.4 million in 2007 principally due to a contribution made to local communities to finance and implement the construction of a drinking water plant amounting to US$40.0 million and other minor contributions to Arequipa’s Municipalities and Regional Government amounting to US$8.1 million, recorded in 2006.

Operating income. As a result of the foregoing, operating income increased by 167.2 percent, from US$475.6 million in 2006 to US$1,270.9 million in 2007.

Financial income. Financial income increased by 204.6 percent from US$10.9 million in 2006 to US$33.2 million in 2007, primarily related to increased investment of excess cash from operations in marketable securities. As of December 31, 2007 and 2006, these investments amounted to US$627.3 million and US$340.2 million, respectively

Financial expense. Financial expense increased by 676.7 percent from US$3.0 million in 2006 to US$23.3 million in 2007, mainly due to interest expenses and debt issuance costs related to debt issued to finance the construction of Cerro Verde’s copper concentrate plant, which were capitalized during the construction period. During 2007, such expenses and costs were recognized as a financial expense.

Workers’ profit sharing. Workers’ profit sharing expense increased by 149.5 percent from US$42.8 million in 2006 to US$106.8 million in 2007. The increase in workers’ profit sharing was directly related to the Cerro Verde´s increase in taxable income. Workers’ profit sharing is calculated as a percentage of the taxable income.

Income tax. Income tax expense increased by 8,095.6 percent from a benefit of US$4.5 million in 2006 to an expense of US$368.8 million in 2007.

In 2004, Cerro Verde signed an Agreement of Guarantees and Measures to Promote Investment with the Government of Peru, under the Peruvian General Mining Law. Upon the approval of the agreement, Cerro Verde is subject to the tax in force at May 6, 1996. Cerro Verde has tax stability for a period of fifteen years counted from January 1, 1999. Pursuant to Supreme Decree No. 07-94-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase Cerro Verde productivity. This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the MEM. Under the terms of this program, Cerro Verde invested the sum of US$334.2 million during 2007 and US$317.1 million in 2006 corresponding to the profit obtained in those years, which resulted in a reduced income tax of US$100.2 million in 2007 and US$95.1 million in 2006.

Net income. As a result of the foregoing, net income increased by 81.0 percent from US$444.6 million in 2006 to US$804.6 million in 2007. As a percentage of net sales, net income was 44.9 percent in 2007, compared with 66.6 percent in 2006.

Results of Operations for the Twelve Months Ended December 31, 2006 and 2005

Net sales. Net sales increased by 86.0 percent, from US$358.9 million in 2005 to US$667.7 million in 2006 due to increases in the average realize price and volume of copper sold during 2006. The following tables reflect the average realized price and volume sold of copper for 2005 and 2006:

	Year ended December 31,
	2006		2007		Variation
Average price
Copper (US$/MT)	US$	3,852	US$	6,874	78.5%

Volume sold
Copper (MT)		93,183		97,127	4.2%

Average realized copper prices per metric ton increased from US$3,852 in 2005 to US$6,874 in 2006; additionally the volume of copper sold increased by 3,944 metric ton in 2006. The combined effect of these changes resulted in a US$308.8 million increase in income from sales of copper in 2006 compared to 2005. This increase was the result of higher market prices reached in 2006.

Total costs of sales. Total costs of sales increased by 5.01 percent, from US$133.7 million in 2005 to US$140.4 million in 2006 principally due to a 33.8 percent increase in depreciation and amortization costs, from US$20.1 million in 2005 to US$26.9 million in 2006, mainly as a result of additional depreciation of US$5.1 million recorded in 2006 in connection with the initiation of operations of Cerro Verde’s new copper concentrate plant in December 2006.

Total operating expenses. Operating expenses increased by 3,869.2 percent from US$1.3 million in 2005 to US$51.6 million in 2006, mainly due to contributions of US$40.0 million made to local communities to finance and implement the construction of a drinking water plant and other minor contributions to Arequipa’s Municipalities and Regional Government amounting to US$8.1 million.

Operating income.  As a result of the foregoing, operating income increased by 112.4 percent, from US$223.9 million in 2005 to US$475.6 million in 2006.

Financial income. Financial income increased by 55.71 percent from US$7.0 million in 2005 to US$10.9 million in 2006, primarily related to increased investment of excess cash from operations in marketable securities. As of December 31, 2006 and 2005 these investments amounted to US$340.2 million and US$247.9 million, respectively

Financial expense. Financial expense increased by 29,900.0 percent from US$0.01 million in 2005 to US$3.0 million in 2006, due to the amortization of debt issuance costs during 2006 amounting to US$2.5 million.

Workers’ profit sharing. Workers’ profit sharing expense increased by 130.1 percent, from US$18.6 million in 2005 to US$42.8 million in 2006. This amount is calculated by applying a percentage to Cerro Verde’s taxable income. The increase in workers’ profit sharing was directly related to the Cerro Verde’s increased taxable income. Workers’ profit sharing is calculated by applying a percentage to the taxable income.

Income tax Income tax expense decreased by 79.6 percent from a benefit of US$22.1 million in 2005 to a benefit of US$4.5 million in 2006.

Cerro Verde has signed an Agreement of Guarantees and Measures to Promote Investment with the Government of Peru, under the Peruvian General Mining Law. Upon the approval of the agreement, Cerro Verde is subject to the tax in force at May 6, 1996. Cerro Verde has tax stability for a period of fifteen years counted from January 1, 1999. Pursuant to Supreme Decree No. 07-94-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase Cerro Verde productivity. This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the MEM. Under the terms of this program, Cerro Verde invested the sum of US$317.1 million during 2006 and US$148.0 million in 2005 corresponding to the profits obtained in those years, which resulted in a reduced income tax of US$95.1 million in 2006 and US$44.3 million in 2005.

Net income As a result of the foregoing, net income increased by 89.4 percent from US$234.7 million in 2005 to US$444.6 million in 2006. As a percentage of net sales, net income was 66.6 percent in 2006, compared with 65.4 percent in 2005.

Liquidity and Capital Resources

As of December 31, 2007, Cerro Verde had cash and cash equivalents of US$630.4 million, compared to US$354.9 million at December 31, 2006.

Cash provided by operating activities for the years ended December 31, 2007 and 2006. Net cash and cash equivalents provided by operating activities were US$1,118.6 million in 2007 and US$467.5 million in 2006. The increase in net cash flow provided by operating activities in 2007 compared with 2006 was mainly attributable to the following factors: increased collection from customers, from US$647.8 million in 2006 to US$1,647.7 million in 2007; increased payments to suppliers and third parties, from US$62 million in 2006 to US$374 million in 2007; increased payments to personnel, from US$41.7 million in 2006 to US$82.2 million in 2007; decreased payments of other expenses due to contributions in favor of local government, from US$8.1 million in 2006 to US$2.4 million in 2007; and increased payments of income tax, from US$65.1 million in 2006 to US$138.9 million in 2007, due to greater taxable income in 2007 compared to 2006.

Cash provided by operating activities for the years ended December 31, 2006 and 2005. Net cash and cash equivalents provided by operating activities were US$467.5 million in 2006 and US$107.8 million in 2005. The increase in net cash flow provided by operating activities in 2006 compared with 2005 was mainly attributable to the following factors: increased collection from customers, from US$307 million in 2005 to US$647.8 million in 2006; decreased payments to suppliers and third parties, from US$85 million in 2005 to US$62 million in 2006; increased payments to personnel, from US$19.1 million in 2005 to US$22.6 million in 2006; increased payments of other expenses due to contributions in favor of local government, from nil in 2005 to US$8.1 million in 2006; and increased payments of income tax, from US$60.8 million in 2005 to US$65.1 million in 2006 due to increased sales and income before taxes.

Cash used in investing activities. Net cash and cash equivalents used in investing activities were US$99.8 million in 2007, US$559.9 million in 2006 and US$314.3 million in 2005.

Cash used in investing activities for the years ended December 31, 2007 and 2006. Net cash used in investing activities decreased in 2007 compared to 2006, mainly due to a US$460.1 million decrease in purchases of property, plant and equipment, from US$560 million in 2006 to US$99.9 million in 2007, mainly as a result of the completion of the construction of Cerro Verde’s copper concentrate plant in December 2006.

Cash used in investing activities for the years ended December 31, 2006 and 2005. Net cash used in investing activities increased in 2006 compared to 2005, mainly due to a US$245.1 million increase in purchases of property, plant and equipment, from US$314.9 million in 2005 to US$560.0 million in 2006, mainly related to the construction of Cerro Verde’s copper concentrate plant during 2006.

Cash provided by (used in) financing activities. Net cash and cash equivalents used by financing activities were US$743.2 million in 2007 and net cash and cash equivalents provided by financing activities were US$182 million in 2006 and US$314.6 million in 2005.

Cash provided by financing activities for the years ended December 31, 2007 and 2006. The decrease in net cash flow provided by financing activities in 2007 compared with 2006 was mainly attributable to a US$620.0 million increase in dividend payments and US$123.2 million on payments on long-term debt. During 2006, Cerro Verde received proceeds from debt issuance amounting to US$182.0 million.

Cash provided by financing activities for the years ended December 31, 2006 and 2005. The decrease in net cash flow provided by financing activities in 2006 compared with 2005 was mainly attributable to the capital contribution amounting to US$441.7 million received in 2005 and US$20.0 million proceeds from debt issuance, partially off-set by US$147.1 million in dividend payments. During 2006, cash and cash equivalents provided by financing was US$182.0 million in proceeds from debt issuance.

Trend Information

The Company’s Trend Information

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

Yanacocha’s Trend Information

Other than as disclosed in this Annual Report, Yanacocha has informed us that it is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Yanacocha’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

Cerro Verde’s Trend Information

Other than as disclosed in this Annual Report, Cerro Verde has informed us that it is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Cerro Verde’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Our Off-Balance Sheet Information

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Yanacocha’s Off-Balance Sheet Information

Yanacocha has informed us that there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Yanacocha’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Cerro Verde’s Off-Balance Sheet Information

Cerro Verde has informed us that there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Cerro Verde’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

Our Contractual Obligations

The following table shows our contractual obligations as of December 31, 2007:

		Payments due by Period (US$ in millions)
		Less than or equal to	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-Term Debt	84,119	20,869	60,250	3,000	–

Total Contractual Cash Obligations	84,119	20,869	60,250	3,000	–

As of December 31, 2007, we had no other commercial commitments.

On May 21, 2008, we borrowed a US$450 million Syndicated Term Loan pursuant to the Term Loan Agreement. The Term Loan Agreement provides that the Syndicated Term Loan will be repaid in 20 equal quarterly installments and that the final payment will be due in May 2013. See “Item 10. Additional Information—Material Contracts.”

Yanacocha’s Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2007:

		Payments due by Period (US$ in millions)
		Less than or equal to	1-3	4-5	After 5
	Total	year	years	years	years
Long-Term Debt	189.6	14.0	65.1	59.6	50.9
Capital Lease Obligations	28.5	8.7	19.8	-	-
Reclamation and Remediation Liability	151.0	4.4	11.9	11.4	123.3
Open purchase orders	52.8	52.8	-	-	-
Other Long-Term Obligations (*)	30.5	19.8	10.7	-	-

Total Contractual Cash Obligations	452.4	99.7	107.5	71.0	174.2

(*) Other long-term contracts include deferred workers compensation obligations, power and fuel supply contract commitments and fuel and inventory obligations.

ITEM 6.	Directors, Senior Management and Employees

Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting for a three year term. The last election took place on March 27, 2008, and the next election is scheduled for March 2011. See Item 10. “Additional Information—Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Alberto Benavides(1)	87	Chairman of the Board	1980	March 2011
Norman Anderson	77	Director	1994	March 2011
Luis Coleridge	71	Director	2000	March 2011
Aubrey Laurence Paverd	69	Director	2002	March 2011
Felipe Ortiz-de-Zevallos	60	Director	2003	March 2011
Roque Benavides(2)	53	Director	2004	March 2011
Germán Suárez(3)	66	Director	2005	March 2011

Name	Age	Position	Date First Appointed	Current Term Ends
Executive Officers
Roque Benavides(1)	53	President and Chief Executive Officer	2001
Carlos E. Gálvez	55	Vice President and Chief Financial Officer	2001
Raúl Benavides(1)	52	Business Development Vice President	1997
Francois Muths	56	Operations Vice President	2007
José Miguel Morales(1)	62	General Counsel	1970
César E. Vidal	53	Explorations Vice President	1996
Carlos Humberto Rodríguez	63	Comptroller	1984

(1)	Alberto Benavides de la Quintana is the father of Roque Benavides Ganoza and Raúl Benavides Ganoza, the father-in-law of José Miguel Morales Dasso and the brother of Jorge Benavides de la Quintana.
(2)	Roque Benavides Ganoza replaced Jorge Benavides de la Quintana, who was a Director until July 2004
(3)	Germán Suárez replaced Carlos Plenge Washburn, who was Director until March 2005.

Set forth below is biographical information concerning members of our management:

Alberto Benavides, Founder, Chairman and member of the Compensation Committee and Nominating/Corporate Governance Committee. Mr. Alberto Benavides served as our Chief Executive Officer from 1953 to April 1964, when he joined Cerro de Pasco Corporation as its President and CEO. In 1971 he resigned from Cerro and became head of the Mining Engineering School at the Catholic University of Peru.  In 1976 he rejoined Buenaventura as Chairman of the Board and CEO until 2001, when he resigned as CEO but continued as Chairman of the Board, a position which he still holds.  He has been Vice Chairman of Yanacocha’s Executive Committee since 1992. He also has served as a director of numerous other mining and mining-related companies that are our subsidiaries. He spent a total of 17 years (1944-1952 and 1964-1971) with Cerro de Pasco Corporation, a Delaware corporation engaged in the mining business, where he was in various management and executive positions involved in the exploration and geology of mines in Peru. He served as President of the Privatization Committee for Centromín from 1992 to 1994 and as director of the Banco Central de Reserva del Perú (the Central Reserve Bank of Peru) from 1992 to 2000. He received a B.S. degree in Engineering from the Universidad Nacional de Ingeniería (National University of Engineering, or UNI) in Peru in 1941 and an M.S. in Geology from Harvard University in 1944 and completed the Advanced Management Program at the Harvard Business School in 1971.

Norman Anderson, Director and member of the Nominating/Corporate Governance Committee. Mr. Anderson has been a director since 1994. He is currently President of Anderson & Associates, a Canadian consulting firm. In 1991, he was elected Chairman of the Board of International Corona Corporation, a Canadian gold mining company that has since merged with a wholly-owned subsidiary of Homestake Company, a U.S. mining company. From 1978 to 1986, he was Chief Executive Officer and Chairman of the Board of Cominco. He was President and CEO of Fording Coal from 1973 to 1977 and was employed from 1970 to 1973 by AMAX Inc., a company that has since merged with Cyprus Minerals Company to create Cyprus Amax, and from 1953 to 1970 by Cominco. He is currently a Chairman of HudBay Minerals Corporation and is or has been a director or officer of other smaller mining companies and a consultant since leaving Cominco. Mr. Anderson graduated from the University of Manitoba with a B.S. in Geological Engineering in 1953.

Luis Coleridge, Director, Financial Expert, Chairman of the Audit Committee and member of the Nominating/Corporate Governance Committee. Mr. Coleridge was elected a Board Member on March 29, 2000. He is presently an independent business consultant. A retired partner of Arthur Andersen, Mr. Coleridge’s career as a public accountant spanned 33 years, in which he rose to the position of Managing Partner of Arthur Andersen’s Peruvian operations and retired in 1997. He was also professor of accounting and auditing at the Universidad Nacional Mayor de San Marcos, or UNMSM, and other Peruvian universities and colleges. Mr. Coleridge graduated from UNMSM with a B.S. degree in 1962 and completed post-graduate studies in Economics in 1964.

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

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz-de-Zevallos has been a director since August 2003. He was President of the Universidad del Pacifico de Lima from 2004 to 2006 and is the founder and chairman of the Board of Groupo APOYO since 1977. Mr. Ortiz-de-Zevallos received a degree in Industrial Engineering from The National University of Engineering in 1968, received an M.S. in Administration and System Analysis from the University of Rochester in 1970 and completed the Owner/President Management program at Harvard Business School in 1996. He is currently the Peruvian ambassador to the United States of America.

Roque Benavides, Director, President and Chief Executive Officer and member of the Nominating/Corporate Governance Committee. Mr. Benavides has been a director since July 2004 and was our Chief Financial Officer from 1985 to February 2001, when he was appointed President and Chief Executive Officer. Prior to that time, he served as Assistant to our Chairman of the Board from 1980 to 1985 and as a Project Engineer from 1977 to 1979. Mr. Benavides also has been an alternate member of the Executive Committee of Yanacocha since 1992. In addition, he is an alternate board member of Cerro Verde and was the General Manager of Recuperada S.A., formerly one of our majority-owned subsidiaries that has since merged into us, from 1981 to 1996. He currently is serving as an executive officer and as a director of several of our related companies. He also has served as a director of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy) since 1988, serving as Chairman of the Board from 1993 to 1995. Mr. Benavides served as chairman of the Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) from 1999 to March 2001. In 2001, Mr. Benavides was appointed Vice Chairman of the World Gold Council and Vice Chairman of the Silver Institute in 2007. Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Católica del Perú (Pontifical Catholic University of Peru) in Lima, Peru in 1977 and an M.B.A. from Henley, The Management College of Brunnel University in 1980, completed the Program for Management Development at the Harvard Business School in 1985 and the Advanced Management Program at Templeton College of Oxford University in 1997.

German Suárez, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Suárez has been a director since March 2005. Mr. Suárez is an economist who was employed by the Central Bank from 1964 to 1990. From 1979 to 1980, he worked at the International Monetary Fund, or IMF, representing Peru, and from 1981 to 1990 he was in charge of different posts at the Ministry of Economy and Finance. Mr. Suárez served as Chairman of Banco de la Nacion from 1990 to 1992 and Chairman of the Central Bank of Peru from 1992 to 2001. He was a member of the board of directors at Bladex, Extebandes and Arlabank, Latin American Reserves Fund, La Pampilla Refinery, or Relapasa, Credicorp Ltd. and Banco de Credito del Peru. From 1993 to 2001, Mr. Suárez served as Governor of the IMF and Alternate Governor of the Inter-American Development. For the period from 2000 to 2001, Mr. Suárez was elected Chairman of the G-24 (IMF-World Bank). Mr. Suárez graduated from UNMSM with a B.S. in Economics in 1965 and received an M.A. in Economics from Columbia University in 1969.

Carlos E. Gálvez, Vice President and Chief Financial Officer. Mr. Gálvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer. Since March 2003, Mr. Gálvez has been an alternate member of Executive Committee of Yanacocha. He served as Deputy Manager of our Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980. Mr. Gálvez has also served as director of the Colquirrumi and Coimolache, two of our subsidiaries, and was appointed director of Conenhua in 2000, director of El Brocal in 2002, director of Contacto S.A. in 2005. He is an alternate member of the Executive Committee of Yanacocha in and an alternate board member of Cerro Verde. He also has served as director of the Sociedad de Minería, Petróleo y Energía del Perú (Mining, Petroleum and Energy Society of Peru) since 2000. Prior to joining us, Mr. Gálvez served as Managerial Adjunct for Finance and Credit from 1977 to 1978 at Banco Minero del Perú (Mining Bank of Peru). He has also served as a board member of the Comité de Operación Económica del Sistema Eléctrico Nacional (Committee of Economic Operation of the National Electric System). Mr. Gálvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the Universidad del Pacifico de Lima in 1980 and completed the Program for Management Development, in 1997, and the Advanced Management Program, in 2005, at The Harvard Business School.

Raúl Benavides Ganoza, Business Development Vice President. Mr Benavides has been our Business Development Vice President since 1992. He is also currently an alternate member of the Executive Committee of Yanacocha (1992-to date), board member of Cerro Verde and several of our related companies. From 1984 to 1996 he was Manager of the Orcopampa mine. Prior to that time, Mr Benavides was a Manager of Operations from 1983 to 1984 and Chief of Mining from 1980 to 1983 at Colquirrumi. Mr. Benavides is currently chairman of the World Gold Council and vice president of the Silver Institute. Since 1995, he has been a professor of mining administration at Pontificia Universidad Católica del Perú. Mr. Benavides also has served as Vice President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering) since 1994 and was also the President of the Instituto de Seguridad Minera del Perú (Mining Safety Institute of Peru) from 1996 to 2000. Mr. Benavides was a member of the Consulting Board for the National Occupational Safety Association from 2003 to 2004. Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Advanced Management Program at The Harvard Business School in 2001.

Francois Muths, Vice President of Operations. Mr. Muths was appointed Vice President of Operations in February 2007. Prior to that time, Mr. Muths served as a director and general manager of Inversiones Mineras del Sur S.A., our wholly-owned subsidiary from 2005 to 2006, general manager from 1985 to 2005 and superintendent of the Uchucchacua mine from 1981 to 1983. He received a B.S. in engineering from the National Engineering University of Peru and a M.S. in mining from the Colorado School of Mines. In 2005, Mr. Muths completed the Program for Management Development at Harvard Business School.

José Miguel Morales, General Counsel. Mr. Morales has been our General Counsel since 1973. From 1992 to 1995, Mr. Morales served as an alternate member of the Executive Committee of Yanacocha. Mr. Morales has also served as a member of the Executive Committee of Yanacocha since 1995. Mr. Morales currently serves as a director of seven of our nineteen mining and mining-related subsidiaries or affiliates. In addition, he has served as a director of the Instituto Nacional de Derecho de Minería y Petróleo (National Institute of Mining and Petroleum Law), serving as its President from 1989 to 1990 and as a director of the Sociedad de Minería y Petróleo del Perú (Mining and Petroleum Society of Peru) since 1998, serving as its vice chairman since 2000. He has been a director of the following non-mining related companies: Almacenera del Perú S.A. from 1992, Inversiones Cosepa S.A. from 1979, Hotel Costa del Pacífico S.A. from 1994 and El Pacífico—Peruana Suiza Compañía de Seguros from 1979. Since 1973, he also has been a partner of Estudio Aurelio García Sayán—Abogados, a Lima law firm. In February 2003, Mr. Morales was elected president of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy). On January 31, 2005, Mr. Morales ended his tenure as President of Sociedad Nacional de Minería, Petróleo y Energía and was elected on March 16, 2005 President of Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) until 2007. Mr. Morales received his law degree from Pontificia Universidad Católica del Perú in 1968 and completed the Sloan Program at Stanford University’s Graduate School of Business in 1976.

Mario Santillán, Operations Vice President (since 1992 to February 2007). Mr. Santillán served as our Vice Manager of Operations from 1982 to 1992, Superintendent of our Julcani mine from 1977 to 1982, Superintendent of our Orcopampa mine from 1974 to 1977 and Division Chief/Captain of our Julcani mine from 1970 to 1974. From 1968 to 1970, he was Chief of Mining at Mina Yuritala, a Peruvian mining company. He is a member of the Colegio de Ingenieros del Perú (Engineering Association of Peru). Mr. Santillán received a B.S. in Mining Engineering from UNI in 1968 and also studied advanced courses in mining at Pontificia Universidad Católica del Perú, UNI, the Universidad del Pacífico (University of the Pacific) in Peru and the Colorado School of Mines. He retired in February 2007.

César E. Vidal, Explorations Vice President. Mr. Vidal has been our Explorations Vice President since the beginning of 1996. Mr. Vidal also currently serves as director of El Brocal and Coimolache and as an alternate member of the Executive Committee of Yanacocha. From 1981 to 1987, he served as a geologist for BISA. Prior to joining us, from 1991 to 1995, he served as an independent economic geologist consultant to several mining companies, including us. From 1987 to 1991, he served as the chief geologist for Perubar S.A., a Peruvian zinc mining company. Mr. Vidal received his B.S. in Geology from UNI in 1977, a Ph.D. in Geology from the University of Liverpool in 1980 and certification as an engineering geologist in Peru from UNI in 1984. He also was a post-doctoral research fellow at the Universität Heidelberg (the University of Heidelberg) from 1985 to 1986. He completed the Advanced Management Program at Templeton College of Oxford University in 2005.

Carlos Humberto Rodríguez, Comptroller. Mr. Rodríguez has served as our Comptroller since 1984 and as Secretary of our Audit Committee. In February 2003, Mr. Rodríguez was elected our Compliance and Ethics Officer. He also served as Comptroller at Cyanamid Peruana S.A., a Peruvian chemical and pharmaceutical company, from 1965 to 1975, and as General Accountant at Petrolera Amotape S.A., a Peruvian oil company devoted to exploration and development of oil, from 1963 to 1964. Mr. Rodríguez received his B.S. in Economic and Commercial Sciences and Accounting from Pontificia Universidad Católica del Perú in 1972. In 1988, Mr. Rodríguez obtained a degree in Management from Universidad de Piura.

Compensation

During the year ended December 31, 2007, the aggregate amount of compensation that we paid to all directors and executive officers was approximately S/.23.1 million, including director’s fees accrued in 2006 and paid in 2007. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual directors or executive officers.

We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs. This program is in effect as long as the executives are employed by us at the settlement date of the program. See Note 14 to the Financial Statements.

Board Practices

The Audit Committee

The Audit Committee, composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or General Meeting, and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the Commission and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Coleridge, Ortiz-de-Zevallos and Suárez.

The Compensation Committee

The Compensation Committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee are currently Messrs. Benavides-de-la-Quintana, Ortiz-de-Zevallos and Suárez.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders, and monitoring issues and practices related to corporate governance and to propose necessary actions in respect thereof. The members of the Nominating/Corporate Governance Committee are currently Messrs. Anderson, Coleridge, Paverd, Ortiz-de-Zevallos, Benavides-Ganoza and Suárez.

Employees

At December 31, 2007, we and our subsidiaries had 2,476 employees, of which 1,926 were on our payroll.  In addition, we have entered into arrangements with independent contractors, which employed 4,220 persons who worked at our operations.  We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce.  As of December 31, 2007, the average tenure of our permanent laborers at the Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Antapite mines (the only mines for which we have long-term historical records) was approximately 14 years.

    Of our 1,926 permanent employees, approximately 40.97 percent are members of nine different labor unions (including three unions and one labor union committee for clerical workers and five unions for permanent laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us.  Recently we also received notice of the formation of two new unions for workers employed by independent contractors, one in Uchucchacua and the other at our Ishihuinca mine.

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

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits.  Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff.  For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of our employees and housing, hospitals and a full range of social services for our permanent employees and their families at townsites near our mines in compliance with mining regulations.  We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby.  In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount equivalent to eight percent of the annual pre-tax profits of their employer, fifty percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining fifty percent of such profits to be distributed based on the aggregate annual salary of each employee.  Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by us to the Fondo Nacional de Capacitación Laboral de Promoción del Empleo (FONDO EMPLEO), a fund established to promote employment and employee training.

Under Peruvian law, we may dismiss workers for cause by following certain formal procedures.  We may dismiss a worker without cause, provided that we pay such worker a layoff indemnification in an amount equal to one and a half month’s salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months’ salary.  Several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer’s grounds, have limited our ability to dismiss a worker without cause.  However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to approximately one month’s salary for each full year worked plus the pro rata portion for any uncompleted year.  Pursuant to the Peruvian labor laws enacted in 1991, we deposit funds for severance payments in a bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

Our permanent employees receive the benefit of one of two types of pension arrangements.  All workers can choose to enroll in the ONP or in AFPs.  We are required to withhold from each of the salaries of the employees enrolled in the ONP system approximately 13 percent of such employee’s salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system approximately 13 percent of such employee’s salary, and pay such amounts to the respective AFP (exact amount varies from one AFP to another).  Additionally, for workers involved in mining and metallurgical processes, an additional 2 percent is withheld from their salaries, and we contribute an additional 2 percent to increase their pension funds.  We have no liability for the performance of these pension plans.  In addition, our independent contractors are responsible for covering severance and pension payments with respect to their employees.

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

Prior to April 30, 2007, we had not experienced any strikes during the past five years.  On April 30, 2007, we experienced a five-day labor stoppage at the Uchucchacua mine, which coincided with a strike called by the National Mining and Metallurgical Union. In November 2007, unionized workers at Uchucchaccua engaged in a three-day strike called by the National Mining and Metallurgical Union. On June 30, 2008, the contractor workers of our Uchucchacua mining unit commenced a 7-day strike promoted by the National Federation of Mining Unions. The strike was declared illegal by the Peruvian Work Ministry.

Share Ownership

At April 30, 2008, our directors and executive officers, as a group, owned 25,588,692 Common Shares, representing 20.17 percent of all the 126,879,832 common shares outstanding. Our directors and executive officers do not own any Investment Shares.

ITEM 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of April 30, 2008, we had 137,444,962 Common Shares, including 10,580,130 treasury shares, and 372,320 Investment Shares, including 30,988 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of April 30, 2008 with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Control of the Company*

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Blackrock Investment Management (UK) Ltd.	14,328,798	10.43	—	—	14,328,798	10.40
Benavides Family(1)	37,121,010	27.01	89,313	23.99	37,210,323	27.00
Blackrock global Funds-World Gold Fund.	6,700,000	4.88	—	—	6,700,000	4.87
Cia Minera Condesa S.A.	10,580,130	7.70	30,988	8.32	10,611,118	7.70
Blackrock Global Funds-Mining Fund	5,500,000	4.01	—	—	5,500,000	3.99
Fidelity Management & Research.	3,599,229	2.62	—	—	3,599,229	2.62
AFP, Prima	6,850,236	4.99	—	—	6,850,236	4.97
AFP, Integra	6,201,383	4.52	—	—	4,201,383	4.50
AFP Horizonte.	4,009,295	2.92	—	—	4,009,295	2.91
Directors and Executive Officers as a Group	25,588,692	18.62	—	—	25,588,692	18.57

(1)	Includes Common Shares directly or indirectly owned by Alberto Benavides de la Quintana and certain members of his immediate and extended family and their spouses.

(2)	The beneficial ownership of Common Shares adds up to more than 100 percent due to participation by certain members of the Benavides Family as Directors and/or Executive Officers.

*	At April 30, 2008.

As of April 30, 2008, we estimate that 78,700,685 ADSs are held in the United States, which represent approximately 57.26 percent of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 24 institutions at April 30, 2008.

Related Party Transactions

Except as otherwise disclosed herein, no director, senior officer, principal shareholder or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of our last financial year that has materially affected us, or in any proposed transaction that would materially affect us. Except as otherwise disclosed herein, we have entered into no transactions with parties that are not “related parties” but who would be able to negotiate terms not available on an arm’s-length basis. From time to time in the ordinary course of business, we enter into management, exploration, mine construction, engineering and employment contracts with joint venture companies in which one or more of our direct or indirect subsidiaries holds equity or partnership interests.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3 percent royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$46.0 million, US$48.5 million and US$34.0 million in 2005, 2006 and 2007, respectively, and are presented as royalty income in the consolidated statements of income.

Condesa received cash dividends from Yanacocha of approximately US$77.0 million, US$209.5 million and US$43.7 million in 2005, 2006 and 2007, respectively.

Cash dividends received from Cerro Verde amounted to approximately US$12.8 million in 2005 and US$114.7 million in 2007. No cash dividends were received from Cerro Verde in 2006.

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract expired on December 31, 2004 and was renewed in January 2005 under the same terms. The revenues related to this service contract amounted to approximately US$4.0 million for the year ended December 31, 2007, US$5.1 million for the year ended December 31, 2006 and US$3.4 million for the year ended December 31, 2005.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for us operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services amounted to approximately US$4.4 million, US$3.9 million and US$3.9 million in 2007, 2006 and 2005, respectively.

Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

Consolidated Financial Statements

See “Item 19. Exhibits” for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

Other than the legal proceedings relating to Yanacocha described in “Item 4. Information on the Company—Yanacocha—Legal Proceedings” and as described below, we and Yanacocha are each parties to certain other legal proceedings arising in the normal course of business, none of which, individually or in the aggregate, is material.

Dividends and Dividends Policy

We can distribute three kinds of dividends: (i) cash dividends, which are paid out of our net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of our stock, and (iii) stock dividends for the purpose of capitalizing profits, in each case as described in more detail below. All shares outstanding and fully paid are entitled to share equally in any dividend declared based on the portion of our capital represented by such share. Shares of capital stock, which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution. No cash dividend may be declared in respect of a given year unless we have earned net distributable income in respect of such year. However, a company may declare dividends during the year. We may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as “provisional dividends”, as explained below.

The Board of Directors, following the end of each fiscal year, makes a recommendation to the annual obligatory shareholders’ meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares.

The dividend policy establishes that dividends will be not less than 20 percent of our net profits. In principle there are two kinds of dividend payments: the interim dividends which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such annual obligatory shareholders’ meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, there is an exception that permits holders of at least 20 percent of total Common Shares outstanding, require that not less than 50 percent of our after-tax profits during the previous year and legal reserve allocation be paid out in the form of dividends.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of eight percent of pre-tax profits (which may differ from pre-tax profits determined under Peruvian GAAP due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid. Next, remaining earnings are taxed at the standard corporate income tax rate, which is 30 percent since January 1, 2004. Not less than ten percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20 percent of the paid-in share capital. In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders. Any dividend approved by a shareholders’ meeting after December 31, 2002 is subject to an additional withholding tax at the rate of 4.1 percent of the total amount of dividends distributed to the shareholders who either are (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) a non-domiciled company or entity. Dividends paid to domiciled companies or entities are not subject to such withholding tax. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Nuevos Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to Peruvian withholding income tax of 4.1 percent. See “Item 10. Additional Information—Taxation—Peruvian Tax Considerations.”

We issue stock dividends for value per share of our stock. The book value of our share capital is based on the nominal (par) value of each share but is adjusted to account for inflation; thus, in inflationary periods, our book value will increase while the nominal value will remain constant. In order to adjust the book value of each share to equal or approximate the nominal value, we periodically issue new shares that are distributed as stock dividends to each existing shareholder in proportion to such shareholder’s existing holdings, unless it increases the nominal value of the existing shares. These stock dividends (which under the Peruvian income tax law are not considered dividends) do not change a stockholder’s percentage of interest in us. In addition, we may from time to time capitalize profits and, in such case, we have to distribute stock dividends representing the profits capitalized.

Dividends not collected within ten years will be retained by us, increasing our legal reserve, and the right to collect such dividends will expire.

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a balance sheet at any given time). We, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of financial statements which show the existence of net distributable income obtained during the current fiscal year. In the event that, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, we could legally require all shareholders (including holders of ADRs) to return such payment to us with interest. However, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2003 to 2007. Prior to May 3, 2003, cash dividends with respect to were paid per Series A Share, Series B Share and ADS. Effective on May 3, 2002, we redesignated our Series B Shares and Series A Shares as Common Shares and each of our ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, we modified the ratio of our ADSs from two Common Shares per ADS to one Common Share per ADS. Dividends with respect to the years 2003 to 2007 were paid per Common Share and ADS. See “Item 4. Information on the Company—The Company—History and Development—History—Redesignation of Our Shares and ADSs”:

Year ended December 31,	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2003(1)	0.5453	—	0.5453	1.0906	—	1.0906	0.5453	—	0.5453
2003(1)	0.3282	0.5536	0.8818	0.3282	0.5536	0.8818	0.3282	0.5536	0.8818
2004(2)	0.5312	0.585	1.1162	0.5312	0.585	1.1162	0.5312	0.585	1.1162
2005(3)	0.6102	0.7216	1.3318	0.6102	0.7216	1.3318	0.6102	0.7216	1.3318
2006(4)	0.25	0.37	0.62	0.25	0.37	0.62	0.25	0.37	0.62
2007(4)	0.18	0.22	0.40	0.18	0.22	0.40	0.18	0.22	0.40

(1)	Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2003.
(2)	Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2004.

(3)	Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2005.
(4)	Interim and final dividend amounts are expressed in U.S. Dollars.

In addition to the above mentioned cash dividends, in November 2002, we distributed stock dividends, which in the aggregate were equivalent to S/.2.8 million, in the form of El Brocal shares. In August 2003, we distributed an extraordinary stock dividend as of S/.0.5453 per share.

Minority Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of the minority shareholders that were formerly contained in Law No. 26985. Pursuant to Article 262-A of the Peruvian Companies Law, we will publish within sixty days after the Annual Obligatory Shareholders Meeting the total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares; the total amount of uncollected dividends; and where shares and dividends pending claim are available for the minority shareholders. The publication must be made in the official gazette “El Peruano” and on our website. Article 262-B describes the procedure to request share certificates and/or dividends. Pursuant to Article 262-C, we are required to submit to CONASEV the list of shareholders that have and have not picked-up their share certificates and/or have or have not collected their dividends within 60 days of the required publication in El Peruano. Article 262-D provides that CONASEV, upon the review of appropriate documentation submitted by us, will issue a certificate stating that we have complied with the rules for the protection of the minority shareholders. Article 262-F describes the procedure for handling any claim that the minority shareholders may file, such claims to be solved by CONASEV.

Significant Changes

No significant change in our financial affairs has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.	The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Trading Markets

Effective on May 3, 2002, we redesignated our Series B Shares and Series A Shares as Common Shares. From such date, each of our ADSs, which previously represented two Series B Shares, represented two Common Shares. Effective November 12, 2003, we modified the ratio of our ADSs from two Common Shares per ADS to one Common Share per ADS. See “Item 4. Information on the Company—The Company—History and Development—History—Redesignation of Our Shares and ADSs.” Accordingly, since May 3, 2002, the Common Shares and ADSs representing the Common Shares (each ADS representing two Common Shares) have been listed and traded on the New York Stock Exchange under the symbol “BVN.” In addition, the Common Shares are listed and traded on the Lima Stock Exchange. The Investment Shares have been listed and traded on the Lima Stock Exchange since 1979.

As of April 30, 2008, the share capital with respect to the Common Shares was S/.549,779,848 represented by 137,444,962 shares and the share capital with respect to the Investment Shares was S/.1,489,280 represented by 372,320 shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of April 30, 2008, there were 1,302 owners of record of the Common Shares and 985 owners of record of the Investment Shares.

Historical Information

The Series B Shares and the ADSs which represented the Series B Shares (each ADS represented two Series B Shares) were listed, and the ADSs were traded, on the New York Stock Exchange from May 31, 1996 until May 2, 2002, under the symbol “BVN.” In addition, the Series B Shares were listed and traded on the Lima Stock Exchange from May 15, 1996 until May 2, 2002. The ADSs which represented the Series B Shares were issued under the terms of a Deposit Agreement dated May 20, 1996, among ourselves, The Bank of New York, as depositary, and the owners and beneficial owners of ADSs. The Series A Shares were listed and traded on the Lima Stock Exchange since 1971.

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

In March 2008, our shareholders approved an increase in the nominal par value of our Common Shares and Investment Shares from S/.4.00 per Common Share or Investment Share to S/.20.00 per Common Share or Investment Share, as well as a subsequent two for one stock split of our Common Shares and Investment Shares. We expect that the stock split will be effected in July 2008, at which time holders of our Common Shares, Investment Shares and ADSs will receive one additional Common Share, Investment Share or ADS, as the case may be, for each Common Share, Investment Share or ADS, as the case may be, held by such holder.  In connection with the stock split, our bylaws have been amended to decrease the nominal par value of our Common Shares and Investment Shares from S.20.00 to S/.10.00 Common Share or Investment Share.

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Nuevos Soles. The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods. See “Item 4. Information on the Company—The Company—History and Development—History—Redesignation of Our Shares and ADSs”:

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2003	4.56	109.50	39.70	66.99	31.81	12.00	0.13	56.00	26.03
2004	2.21	105.00	66.80	109.38	30.49	18.46	0.18	70.20	48.00
2005	3.03	109.00	65.06	106.57	32.54	19.93	0.09	80.70	51.00
2006	2.33	106.50	77.12	173.71	32.49	22.81	0.04	88.00	73.00
2007	1.53	186.00	82.50	137.20	61.00	25.39	0.02	126.50	82.00

Quarterly highs and lows

2006
1st quarter	0.83	106.50	77.12	49.74	31.34	22.81	0.02	75.0	73.0
2nd quarter	0.86	101.40	77.50	57.85	32.49	23.30	0.002	78.0	75.0
3rd quarter	0.37	99.00	83.00	35.41	30.93	24.91	0.02	88.0	76.0
4th quarter	0.27	91.50	78.00	30.71	28.68	23.72	0.003	85.0	80.0
2007
1st quarter	0.33	96.00	82.50	30.68	30.24	25.39	0.0086	85.00	82.00
2nd quarter	0.39	116.90	95.00	29.97	37.46	30.38	0.0049	84.01	83.00
3rd quarter	0.45	154.00	102.00	39.48	50.24	33.57	0.0101	109.00	99.00
4th quarter	0.36	186.00	141.76	37.06	61.00	46.44	0.0003	126.50	110.00

Monthly highs and lows
2007
November	0.19	186.00	157.40	14.34	61.00	52.39	0.0000007	125.00	125.00
December	0.11	171.00	158.00	10.20	59.17	51.00	-	-	-
2008
January	0.05	202.00	169.00	19.18	71.42	55.82	0.00056	140.00	130.10
February	0.06	221.00	184.70	12.94	78.50	61.55	0.0001	138.00	135.00
March	0.09	237.50	188.00	20.07	85.78	64.08	0.001	155.00	140.00
April	0.05	201.00	170.41	15.05	75.01	61.03	0.0002	155.00	150.00
May	0.03	188.50	170.70	13.17	70.70	58.51	0.0006	165.00	150.00

(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

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

Directors

The Board of Directors, which must be comprised of seven members, is elected at the Annual Obligatory Meeting. Any changes in the Board of Directors require the approval of the shareholders. The removal of the Board of Directors must be approved at a shareholders’ meeting, attended by holders of 75 percent of the Common Shares in the first summons and 70 percent of the Common Shares in the second summons, by resolution approved by, at least, two thirds of the total number of Common Shares outstanding. In the case of resignation of Directors, the Board of Directors may appoint substitute Directors who will serve until the next shareholders’ meeting.

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

Our By-laws do not contain any provisions related to a director’s power to vote on matters in which the director is materially interested. However, Article 180 of the Peruvian Companies Law requires a director with an interest that conflicts with an interest of ours on a specific matter to disclose such interest to us and abstain from participating in the deliberation and decision of the said matter. A director that contravenes such requirement is liable for the damages suffered by us and can be removed by the Board of Directors or a shareholders’ meeting upon the request of any shareholder or any member of the Board.

Our By-laws also do not contain any provisions with respect to the power of the Directors to vote upon matters relating to their own compensation. Nevertheless, Article 30 of the By-laws requires that the Board of Directors receive compensation of no more than 4 percent of the profits of each fiscal year after making deductions for workers’ profit sharing, taxes, reinvestment of profits for tax benefits and legal reserves. This amount will be submitted for ratification by the General Meeting during the annual obligatory meeting, at which time it approves the balance sheet, taxes, reinvestment of profits for tax benefits and legal reserves.

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only in the event that the agreement relates to operations the company performs in the regular course of business and in an arms-length transaction. Further, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company’s Board of Directors. Directors are jointly liable to the company and the company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law.

Neither our By-laws nor the Peruvian Companies Law contain age limit requirements for the retirement or non-retirement of directors.

Shares and Voting Rights

We have two classes of shares, the Common Shares and the Investment Shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. The Common Shares and the Investment Shares may be either physical share certificates in registered form or book-entry securities in the CAVALI ICLV S.A. book-entry settlement system, also in registered form.

Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board of Directors, where each such holder is entitled to one vote per share per nominee. Each holder’s votes may be cast all for a single nominee or distributed among the nominees at the holder’s discretion. Holders of Common Shares may attend and vote at shareholder meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of public companies that are sociedades anónimas abiertas, as we are, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

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

Changes in the Rights of Shareholders

Our By-laws do not contain special provisions relating to actions necessary to change the rights of holders of the classes of shares. However, Article 88 of the Peruvian Companies Law establishes that all shares of a same class must have the same rights and obligations, and that in the event that we decide to establish different rights and obligations we must create a different class of shares, which creation will be agreed upon by the General Meeting in accordance with the requirements for modification of the By-laws. The Common Shares are the only class of shares representing 100 percent of our share capital, and, therefore, each Common Share has the same rights and obligations of each other Common Share. These requirements are described under “—Shares and Voting Rights” above.

The rights of any class of shares may not be reduced except in accordance with the Peruvian Companies Law.

Shareholders’ Meetings

Pursuant to Peruvian law and our By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of CONASEV, as provided in Article 253 of the Peruvian Companies Law. If we do not hold the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholder meeting required by the Peruvian Companies Law or our By-Laws, CONASEV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting, which will take place in a reasonable period of time. Other shareholder meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least five percent of the Common Shares. If, at the request of holders of five percent of the Common Shares, the shareholder meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, CONASEV will call for such meeting. If CONASEV calls for a shareholders meeting, CONASEV will indicate the place, time and hour of the meeting, the agenda and the person who will preside. If it is a meeting other than the Annual Obligatory Meeting or a shareholder meeting required by the Peruvian Companies Law or the By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 016-2004-EF/94.10 and Resolución CONASEV No. 015-2005-EF/94.10, approved provisions related to the right of the minority shareholders to obtain information regarding a sociedad anónima abierta such as us and to request CONASEV to call a shareholders meeting if it is not called by the sociedad anónima abierta upon request, for which purpose Resolución CONASEV No. 007-2006-EF/94.10 shall apply. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholder meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholder meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholder meetings.

Since we are a sociedad anónima abierta, notice of shareholders’ meetings must be given by publication of a notice, with the publication occurring at least 25 days prior to any shareholders’ meeting, in El Peruano and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholder meeting by holders of 100 percent of the outstanding Common Shares. According to Article 25 of the By-Laws and Article 257 of the Peruvian Companies Law, shareholder meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in the By-Laws, the sale in a single act of assets with an accounting value that exceeds 50 percent of our capital stock, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50 percent of our total voting shares. For the second call, the presence of shareholders holding at least 25 percent of our total voting shares constitutes a quorum, and for the third call there is no quorum requirement. These decisions require the approval of the majority of the voting shares represented at the shareholder meeting. General Meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

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

Under our By-Laws, the following actions are to be taken at the annual obligatory shareholders’ meetings: approval of our balance sheets, profit and loss statements and annual reports; approval of management performance; allocation of profits; election of external auditors; election of the members of the Board of Directors; and any other matters submitted by the Board of Directors. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of the By-Laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

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

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the CONASEV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10, when an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25 percent) of the voting shares of a company, a procedure known as Oferta Pública de Adquisición, or Takeover Bid, must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, CONASEV and the Lima Stock Exchange must be notified of any transfer of more than 5 percent of our paid-in-capital.

Changes in the Capital

Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than is required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as us, from including in their by-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. We cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such agreement is recorded in our Share Register (matrícula de acciones) or in CAVALI.

Corporate Governance

In November 2003, the Commission approved changes to the New York Stock Exchange’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by United States domestic companies under the New York Stock Exchange, or NYSE, listing standards.

There are significant differences in the corporate governance practices followed by us as compared to those followed by United States domestic companies under the NYSE’s listing standards. The NYSE listing standards provide that the board of directors of a United States domestic listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of the members of the board of directors be independent.

The listing standards for the NYSE also require that United States domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the Board of Directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and does not require that these special governance bodies be composed partially or entirely of independent directors. We maintain three committees, which include the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Our Board of Directors has determined that our Audit Committee is composed entirely of independent directors, as defined in the NYSE’s Listed Company Manual.

The NYSE’s listing standards also require United States domestic companies to adopt and disclose corporate governance guidelines. In July 2002, CONASEV and a committee composed by regulatory agencies and associations prepared and published a list of suggested corporate governance guidelines called “Principles of Good Governance for Peruvian Companies.” These principles are disclosed on Conasev web page http://www.conasev.gob.pe. Our code of business conduct and ethics establishes our principles of good corporate governance and, as indicated in “Item 16B. Code of Ethics,” is posted on our website.

Material Contracts

On March 16, 2005, we, along with Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Phelps Dodge, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A., entered into a participation agreement, or the Participation Agreement, whereby, subject to certain closing conditions, we agreed to increase our ownership interest in Cerro Verde up to 20.1 percent and Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation and Summit Global Management B.V., or the Sumitomo Group, agreed to acquire an ownership interest in Cerro Verde of between 21.0 and 24.99 percent in connection with a US$850 million expansion of the Cerro Verde operation to mine a primary sulfide ore body. On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation acquired equity positions in Cerro Verde totaling 21 percent. The remaining minority shareholders own 7.2 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange. As a result of the transaction, Cerro Verde received cash totaling US$441.8 million, net of US$1.0 million in expenses, and Phelps Dodge’s interest in Cerro Verde was reduced to 53.6 percent from 82.5 percent. Since that time, we purchased additional common shares on the Lima Stock Exchange, and currently own 18.5 percent of Cerro Verde as of March 31, 2008. On March 19, 2007, Phelps Dodge was acquired by Freeport-McMoRan and now operates under the name Freeport-McMoRan Copper & Gold Inc.

On September 30, 2005, Cerro Verde obtained debt financing facilities in the overall amount of US$450 million, subject to certain conditions for the expansion. The above-mentioned cash invested by the Sumitomo Group and us to establish or increase ownership interest in Cerro Verde is also a major source of funds for the expansion. Approximately US$300 million has been spent on the Cerro Verde expansion. The current copper production at Cerro Verde after completion of the expansion is approximately 300,000 short tons per year.

On December 30, 2005 and January 2, 2006, we acquired 50 percent and 25 percent, respectively, of the capital stock of Minas Poracota S.A., or Minas Poracota, for a purchase price of US$4.5 million. According to the shareholders agreement we executed with Teck Cominco, if a preliminary study to be carried out by us and Teck Cominco indicates a probability of gold production that is greater than 300,000 ounces per year, Teck Cominco will have the right to increase its equity interest in Minas Poracota to 50 percent and operate the project. Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold. In October 2006, we purchased the remaining 25 percent interest from Teck Cominco for US$2.25 million. See Note 2 to the Financial Statements.

On May 21, 2008, we borrowed a US$450 million Syndicated Term Loan under a new Term Loan Agreement. Borrowing under the Syndicated Term Loan will bear interest at a rate per annum equal to LIBOR plus 2.25%. Interest and installments of principal equal to 1/20th of the aggregate principal amount borrowed will be payable quarterly until maturity in May 2013 (on which date all amounts outstanding shall be payable). The Syndicated Term Loan may be prepaid at our option, subject to a prepayment fee of (i) 0.4% of the principal amount of the loan prepaid on or before May 21, 2009, (ii) 0.3% of the principal amount of the loan prepaid on or before May 21, 2010 or (iii) 0.2% of the principal amount of the loan prepaid after May 21, 2010.

Obligations under the Syndicated Term Loan are guaranteed by our wholly-owned subsidiary, Condesa, and secured by a pledge of 10,565,130 of our Common Shares held by Condesa. The pledged shares are subject to daily market value reviews and if the market value of the delivered securities falls below 1.25 times the outstanding principal amount of the Syndicated Term Loan, we or Condesa will be required to deliver additional pledged securities or cash collateral or prepay a portion of the loan so that the value of all collateral pledged is equal to 1.50 time the outstanding principal amount of the Syndicated Term Loan. In addition, we may request the release of a portion of the delivered securities under certain circumstances if the market value of collateral provided is greater than 1.50 times the outstanding principal amount of the Syndicated Term Loan.

The Term Loan Agreement governing the Syndicated Term Loan contains certain customary covenants, including covenants that restrict our ability to: incur additional indebtedness; engage in transactions with affiliates; create liens on our assets; make certain investments; sell assets, subject to certain exceptions; acquire other companies or dissolve, liquidate or merge with or into other companies; enter into unrelated businesses; make guarantees; enter into burdensome agreements; and enter into certain hedging transactions other than in the ordinary course of business. In addition, we are required to meet certain financial tests, including a Debt Ratio (as defined in the Term Loan Agreement) of 3.5 to 1.0, and certain operational metrics, including obligations requiring us to maintain the economic value of reserves and the average service life of mining units at specified levels.

The Syndicated Term Loan is also subject to certain customary events of default, including defaults related to non-payment, violation of certain covenants, cross-defaults, insolvency, judgments, invalidity of loan documents or security interests, government intervention or termination of certain concession contracts.

Exchange Controls

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Prior to August 1990, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the 1990s, the Peruvian currency has experienced a significant number of large devaluations, and Peru has consequently adopted, and operated under, various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100 percent of the cash dividends distributed by such companies. Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

Taxation

The following summarizes the material Peruvian and United States tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes and holders of ten percent or more of our voting shares. There is no tax treaty currently in effect between Peru and the United States, except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the United States which are subject to change and possibly with retroactive effect.

As used herein, “Peruvian holder” means an owner of ADSs or Common Shares that is (i) an individual domiciled in Peru, (ii) a business entity created under the laws of Peru, or (iii) a Peruvian branch, agency or permanent establishment of a non-Peruvian individual or entity. “U.S. Holder” means a beneficial owner of ADSs or Common Shares that is (i) a United States citizen or resident, (ii) a domestic corporation or partnership, (iii) a trust subject to the control of a U.S. fiduciary and the primary supervision of a U.S. court or (iv) estate the income of which is subject to United States Federal income taxation regardless of its source.

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

An entity organized in Peru will be subject to Peruvian tax on capital gains from any sale on or before December 31, 2008 not effected on a Peruvian stock exchange. In addition, if Common Shares sold or disposed of on a Peruvian stock exchange are deemed not to be capital assets, they will not produce capital gains for purposes of enjoying the exemption described above. The amount of any taxable capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

With respect to any sale on or before December 31, 2008, an individual holder will be taxed on capital gains from the sale or other disposition of Common Shares only if (a) such individual (i) in the case of an individual domiciled in Peru, “customarily transacts in shares or other securities” or (ii) in the case of an individual not domiciled in Peru, “customarily transacts in shares issued by Peruvian companies” and (b) the sale of such shares is not effected on a Peruvian stock exchange, unless the first paragraph of Article 2 of the Peruvian Income Tax Law, as amended by Legislative Decree 945, is interpreted to deem that Common Shares are not capital assets and therefore they do not produce capital gains for purposes of enjoying the exemption described above. For this purpose, an individual “customarily transacts in shares or other securities” if such person makes at least ten purchases and at least ten sales of shares or other securities during the taxable year, and an individual “customarily transacts in shares issued by Peruvian companies” if such person makes at least ten purchases and at least ten sales of shares issued by Peruvian companies during the taxable year. The amount of any taxable gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

Sales effected after December 31, 2008

Legislative Decree 972, published on March 10, 2007 and effective since January 1, 2009, amended the Peruvian Income Tax Law. According to the amendments, capital gains resulting from the sale or other disposition of ADSs or Common Shares effective after December 31, 2008 shall be subject to Peruvian income tax, either if the transferor is an individual or a legal entity, domiciled or not domiciled in Peru, if the sale is effected on a Peruvian stock exchange or not, or if the sale is effected in Peru or outside Peru. Article 2 of the Peruvian Income Tax Law, as amended by Legislative Decree 945 defines: (i) capital gains as any revenue coming from the sale of capital assets; and (ii) capital assets as those assets whose purpose is not to be traded in the regular course of business of the owner of the assets. Article 2 of the Peruvian Income Tax Law also provides that the sale of shares and similar securities is an operation which produces capital gains.

An entity domiciled in Peru will be subject to Peruvian tax on capital gains from any sale, whether effected on a Peruvian stock exchange or not, at the regular 30 percent corporate income tax rate. The amount of any capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

An entity not domiciled in Peru will be subject to Peruvian tax on capital gains from any sale either effected on a Peruvian stock exchange or not, at a reduced 5 percent income tax rate, if the sale is effected in Peru. When the sale is effected outside Peru, the regular 30 percent income tax rate is applicable on capital gain. The amount of any capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

An individual holder will be subject to 30 percent income tax rate on capital gains from the sale or other disposition of Common Shares after December 31, 2008, if such individual (i) in the case of an individual domiciled in Peru, “customarily transacts in shares or other securities” or (ii) in the case of an individual not domiciled in Peru, “customarily transacts in shares issued by Peruvian companies.” For this purpose, an individual “customarily transacts in shares or other securities” if such person makes at least ten purchases and at least ten sales of shares or other securities during the taxable year, and an individual “customarily transacts in shares issued by Peruvian companies” if such person makes at least ten purchases and at least ten sales of shares issued by Peruvian companies during the taxable year. The amount of any capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

If the individual holder is domiciled in Peru, any capital gain resulting from the first ten sales of shares or other securities issued by Peruvian companies effected during the taxable year, shall be subject to the reduced effective 5 percent income tax rate (6.25 percent nominal income tax rate on the net capital gain, that is 80 percent of the gross capital gain) and any taxable capital gain resulting from the eleventh sale and from further sales during the taxable year, shall be subject to the corporate 30 percent income tax rate, being meaningless if the sale is effected in Peru or outside Peru.

If the individual holder is not domiciled in Peru, any capital gain resulting from the first ten sales of shares or other securities issued by Peruvian companies effected during the taxable year, shall be subject to the reduced effective 5 percent income tax rate if the sale is effected in Peru. Any capital gain resulting from the first ten sales of shares issued by Peruvian company during the taxable year if effected outside Peru and any capital gain resulting from the eleventh sale and from further sales during the taxable year, either effected in Peru or outside Peru, shall be subject to the corporate 30 percent income tax rate.

The acquisition price is required to calculate the capital gain resulting from the sale or other disposition of ADSs or Common Shares registered in the Public Registry of the Stock Market and traded on a Peruvian stock exchange. For shares acquired on or before January 1, 2009, the acquisition price shall be established by the Reference Table based on the Peruvian stock exchange prices that will be published by the Ministry of Economy and Finance.

If the transferor is an individual either domiciled in Peru or domiciled outside Peru or if the transferor is a legal entity not domiciled in Peru, the applicable income tax on capital gains resulting from the sale or other disposition of ADSs or Common Shares, shall be withheld by the purchaser from the purchase price and paid directly to the Tax Authority. It is expected that new provisions will be enacted to ensure the tax withholding responsibility when the transaction is effective on a Peruvian stock exchange. However there is no assurance that the expected new provisions will not affect the sale or other disposition of ADSs or Common Shares traded on the Peruvian stock exchange. If the transferor is a legal entity domiciled in Peru there is no withholding tax responsibility.

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or Common Shares. No stamp, transfer or similar tax applies to any transfer of Common Shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15 percent of value sold), fees payable to CONASEV (0.05 percent of value sold), brokers’ fees (about 0.05 percent to 1 percent of value sold) and added taxes (at the rate of 19 percent) on commissions and fees. Any investor who sells its Common Shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the Common Shares.

United States Federal Income Tax Considerations

Assuming the obligations contemplated by the Amended and Restated Deposit Agreement are being performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for United States federal income tax purposes as the owners of the Common Shares represented by those ADSs.

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Under current law, a maximum 15 percent U.S. tax rate is imposed on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. The ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a maximum rate of 15 percent. The maximum 15 percent tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2010. Dividends paid in Nuevos Soles are includible in a United States dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Nuevos Soles for a different amount of U.S. Dollars will be United States source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax but in other circumstances may constitute a taxable dividend.

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

Capital Gains

U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary. U.S. Holders will not recognize gain or loss on deposits or withdrawals of Common Shares in exchange for ADSs or on the exercise of preemptive rights. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of Common Shares or ADSs in a transaction subject to Peruvian tax, the U.S. Holder may not be able to claim the foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit. Generally, gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2011, the long-term capital gain tax rate for an individual U.S. Holder is 15 percent. For sales occurring before May 6, 2003, or after December 31, 2010, under current law the long-term capital gain rate for an individual U.S. Holder is 20 percent.

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

If we were a PFIC in any year during which a U.S. Holder owned ADSs or Common Shares, we would not be treated as a “qualified foreign corporation” for purposes of qualifying dividends paid to a U.S. Holder for the preferential 15 percent maximum U.S. tax rate noted above and the U.S. Holder would be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of ADSs or Common Shares (regardless of whether we continued to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on ADSs or Common Shares during a taxable year exceed 125 percent of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the ADSs or Common Shares). To compute the tax on an excess distribution or any gain, (i) the excess distribution or the gain is allocated ratably over the U.S. Holder’s holding period for the ADSs or Common Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

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

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Common Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Common Shares may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by carrying its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification number in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN; or other successor Form, or (iv) otherwise establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s United States Federal income tax liability.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file annual reports and other information to the Commission. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279-0001. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Form 20-F reports and some of the other information submitted by us to the Commission may be accessed through this web site.

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

Commodity Contracts

Gold, silver, lead and copper hedging and sensitivity to market price

Our revenues and expenses are to a great extent influenced by world market prices for gold, copper, silver, zinc and lead that fluctuate widely and over which we have no control. Until 1998, we pursued a limited economic hedging and options strategy, locking in metals prices on a medium-term basis when we considered market prices attractive. However, in 1998 we adopted a new hedging strategy, in order to focus on long-term position-taking on the price of precious metals.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

In October 2004 our Board of Directors issued a mandate not to enter into new hedging transactions. To avoid future fluctuations in the consolidated results of operations, since 2003, we have been modifying the terms of certain gold derivative instruments in order to qualify them as normal sales contracts. In March 2006, we closed out all of our outstanding gold derivative contracts that were maintained as of December 31, 2005 and replaced them with sales contracts that require physical delivery of gold (normal sales) at fixed or maximum prices. On January 15, 2007, we modified the schedule of commitments of gold with two of our clients. As a consequence of this modification, we transferred 208,000 and 108,000 gold ounces that had been committed for 2007 and 2008, respectively, and committed them for sale in 2012 instead, without any cash disbursement. In March and May 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on determined commitments for a total of 971,000 gold ounces scheduled for delivery from 2008 to 2012, which required us to make aggregate payments of US$315.69 million. Additionally, from January to February 2008, we negotiated with several counterparties to eliminate the fixed or maximum price component on all of our outstanding gold commitments, representing a total of 922,000 gold ounces, which required us to make aggregate payments of US$517.15 million. After these transactions we will continue delivering physical gold as scheduled but will receive the prevailing market price at the time. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold, silver and copper. See “Item 3. Key Information—Risk Factors—Factors Relating to the Company—Prices of Gold, Silver and Copper.”

As of May 31, 2008, we had no fixed price commitments for the sale of our metals. In 2005 and 2006, we delivered 282,000 and 388,000 ounces of gold at an average price of US$341.58 and US$338.94, respectively, as part of the sales contracts mentioned above. See further discussion in Note 29 to our Financial Statements. As of May 31, 2008, we had no silver derivative contracts in place. As of May 31, 2008, we had no gold convertible put option contracts.

At El Brocal, we implemented a base metal hedging policy for a maximum of 30 percent of El Brocal’s total payable metal contained per year, for up to three years. As of March 31, 2008 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps. Outstanding hedging commitments for 2008 to 2010 amount to 10 percent of payable metal and are as follows: (i) 4,200 metric tons of copper at an average price of US$7,273 per metric ton, (ii) 15,900 metric tons of lead at an average price of US$2,797 per metric ton and (iii) 18,750 metric tons of zinc at an average price of US$2,757 per metric ton.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding at May 31, 2008.

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

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 30 to the Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Evaluation of disclosure controls and procedures.

As of December 31, 2007, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework.  Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2007.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2007, based on based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compañía de Minas Buenaventura S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of Compañía de Minas Buenaventura S.A.A. and subsidiaries and our report dated July 11, 2008, expressed an unqualified opinion thereon.

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ VICTOR BURGA

Víctor Burga
C.P.C. Register No.14859

Lima, Peru
July 1, 2008

Changes in internal controls.

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Luis Coleridge Alcántara is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Coleridge and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

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

Medina, Zaldivar, Paredes & Asociados, a member firm of Ernst & Young International, has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2006 and 2007, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually at the General Meeting. The Audit Committee proposed at the General Meeting that Medina, Zaldivar, Paredes & Asociados be elected as the independent auditor for 2007.

The following table presents the aggregate fees for professional services and other services rendered by Medina, Zaldivar, Paredes & Asociados for 2006 and 2007.

	Year ended December 31,
	2006		2007
Audit Fees	US$	490,646	US$	580,759
Audit-Related Fees		—		—
Tax Fees	US$	160,500	US$	131,092
Total	US$	651,146	US$	711,851

Audit Fees. Audit fees in the above table are the aggregate fees billed by Medina, Zaldivar, Paredes & Asociados in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2006 and 2007.

Tax Fees. Tax fees in the above table are fees billed by Medina, Zaldivar, Paredes & Asociados in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy. In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members and engagement letter is executed. The Audit Committee approved all audit, tax and audit-related fees in 2007.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2007, neither we nor any person acting on our behalf made any purchase of our common shares.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

Please refer to Item 19.

ITEM19.	Exhibits

Page
(a) Index to Financial Statements and Schedules
COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2
Consolidated financial statements
Consolidated balance sheets as of December 31, 2006 and 2007	F-4
Consolidated statements of income for the years ended December 31, 2005, 2006 and 2007	F-6
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2005, 2006 and 2007	F-7
Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F-10
Notes to the consolidated financial statements	F-12

MINERA YANACOCHA S.R.L.

Report of Independent Registered Public Accounting Firm	F-53
Financial statements
Statements of income for the years ended December 31, 2005, 2006 and 2007	F-54
Balance sheets as of December 31, 2006 and 2007	F-55
Statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F-56
Statements of changes in Partners’ Equity for the years ended December 31, 2005, 2006 and 2007	F-57
Notes to the financial statements	F-58

SOCIEDAD MINERA CERRO VERDE S.A.A.

Reports of the Independent Registered Public Accounting Firm	F-78
Financial statements
Balance sheets as of December 31, 2006 and 2007	F-80
Statements of income for the years ended December 31, 2005, 2006 and 2007	F-81
Statements of changes in Partners’ Equity for the years ended December 31, 2005, 2006 and 2007	F-82
Statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F-83
Notes to the financial statements	F-85

(b) Index to Exhibits

1.1
By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2
By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1
Participation Agreement among Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. dated March 16, 2005 (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2004, filed on May 27, 2005).

4.2
Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerno Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

4.3
Term Loan Agreement, dated as of May 21, 2008, among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía de Minera Condesa S.A., as guarantor, Banco de Credito del Peru, as administrative agent, Banco de Credito del Peru, as collateral agent, and each lender party thereto.†

4.4	Pledge Agreement, dated as of May 21, 2008, between Compañía de Minera Condesa S.A., as pledgor, and Banco de Credito del Peru, as collateral agent.†

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/S/ CARLOS E. GÁLVEZ PINILLOS
Dated: July 15, 2008	Carlos E. Gálvez Pinillos Chief Financial Officer

ERNST & YOUNG	Medina, Zaldivar, Paredes
& Asociados Sociedad Civil

Report of Independent Registered Public Accounting Firm

To the Shareholders of Compañía de Minas Buenaventura S.A.A.
We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements as of December 31, 2007 and 2006 of Minera Yanacocha S.R.L (an affiliate in which the Company has a 43.65% interest through one of its subsidiary) and the financial statements as of December 31, 2006 of Sociedad Minera Cerro Verde S.A.A. (an affiliate in which the Company has an 18.50% interest). In the consolidated financial statements of the Company, the investment and share in the net income of Minera Yanacocha S.R.L. amounts to US$577.5 million as of December 31, 2007 (US$522.6 million as of December 31, 2006) and US$98.3 million for the year ended December 31, 2007 (US$232.4 million for the year ended December 31, 2006 and US$228.2 million for the year ended December 31, 2005). The investment in Sociedad Minera Cerro Verde S.A.A. amounts to US$231.6 million as of December 31, 2006 and share in the net income amounts to US$82.3 million for the year ended December 31, 2006 and US$38 million for the year ended December 31, 2005. Those statements were audited by other auditors whose reports were furnished to us and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A. is based solely on the reports of the other auditors

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with Peru generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see notes 35 and 36 to the consolidated financial statements).

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compañía de Minas Buenaventura S.A.A.´s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 1, 2008 expressed an unqualified opinion thereon.

Countersigned by:

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ VICTOR BURGA
Victor Burga
C.P.C Register No. 14859

Lima, Peru,
July 11, 2008

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheet
As of December 31, 2007 and 2006

	Note	2007	2006
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	5	381,612	239,533
Financial assets at fair value through profit or loss (Gold Certificates)	6	-	63,210
Available-for-sale financial assets	7	-	56,549
Current portion of derivative financial instruments	29	2,929	-
Trade accounts receivable	8	107,540	77,422
Other accounts receivable, net		7,760	4,481
Accounts receivable from affiliates	33	14,420	11,714
Inventory, net	9	35,149	30,621
Current portion of prepaid taxes and expenses		16,032	7,961

Total current assets		565,442	491,491
Other long-term accounts receivable		1,451	1,524
Prepaid taxes and expenses		5,338	10,501
Derivative financial instruments	29	5,035	-
Investment in shares	10	932,420	839,129
Mining concessions and property, plant and equipment, net	11	244,992	215,643
Development costs, net	12	84,187	64,776
Deferred income tax and workers´ profit sharing asset, net	26	141,118	111,447
Other assets		1,486	1,260

Total assets		1,981,469	1,735,771

Compañía de Minas Buenaventura S.A.A. and Subsidiaries (continued)
Consolidated Balance Sheet
As of December 31, 2007 and 2006

	Note	2007	2006
		US$(000)	US$(000)

Liabilities and shareholders’ equity

Current liabilities

Bank loans		-	10,000
Trade accounts payable	13	24,662	28,539
Income tax payable		15,349	34,485
Other current liabilities	14	96,823	59,779
Derivative financial instruments liabilities	29	5,984	-
Current portion of long-term debt	15	20,869	491
Deferred income from sale of future production	18	-	43,032

Total current liabilities		163,687	176,326

Other long-term liabilities	14	72,308	64,651
Long-term debt	15	63,250	115
Deferred income from sale of future production	18	102,008	194,173

Total liabilities		401,253	435,265

Shareholders’ equity, net	16
Capital stock, net of treasury shares for US$14,474,000 in 2007 and 2006		173,930	173,930
Investment shares, net of treasury shares for US$37,000 in 2007 and 2006		473	473
Additional paid-in capital		177,713	177,713
Legal reserve		37,679	37,679
Other reserves		269	269
Retained earnings		1,056,937	852,148
Cumulative translation loss		(34,075)	(34,075)
Unrealized gain on valuation of derivative financial instruments, net		1,518	-
Cumulative unrealized gain on investments held at fair value		158	932

		1,414,602	1,209,069
Minority interest		165,614	91,437

Total shareholders’ equity, net		1,580,216	1,300,506

Total liabilities and shareholders’ equity, net		1,981,469	1,735,771

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the years ended December 31, 2007, 2006 and 2005

	Note	2007	2006	2005
		US$(000)	US$(000)	US$(000)

Operating income
Net sales	18	747,021	548,072	283,387
Realization of deferred income from sale of future production	18	5,393	50,325	28,064
Royalty income	33	34,014	48,475	46,094

Total income		786,428	646,872	357,545

Operating costs
Cost of sales, without considering depreciation and amortization	19	182,007	149,309	103,881
Exploration and development in units in operation	20	51,033	49,534	41,166
Depreciation and amortization		36,345	27,574	33,640

Total operating costs		269,385	226,417	178,687

Gross income		517,043	420,455	178,858

Operating expenses
Administrative	21	59,205	36,639	34,350
Exploration in non-operating areas	22	46,407	36,190	27,812
Royalties	23	33,978	24,420	12,209
Sales		10,818	5,928	4,800

Total operating expenses		150,408	103,177	79,171

Operating income before unusual item		366,635	317,278	99,687
Net loss on release of fixed-price component in commercial contracts	18	(185,922)	-	-

Operating income after unusual item		180,713	317,278	99,687

Other income (expenses), net
Share in affiliated companies, net	10(b)	249,555	313,168	263,994
Interest income	24	11,772	7,949	3,523
Gain (loss) on currency exchange difference		5,190	(308)	448
Gain (loss) on change in the fair value of gold certificates	6	5,126	(4,861)	-
Loss on change in the fair value of derivative financial instruments	29	-	(13,268)	(26,588)
Interest expense	24	(8,614)	(5,948)	(4,060)
Other, net	25	(8,686)	(19,502)	(3,227)

Total other income, net		254,343	277,230	234,090

Income before workers´ profit sharing, income tax and minority interest		435,056	594,508	333,777

Provision for workers´ profit sharing	26	(19,931)	(14,271)	(2,593)
Provision for income tax	26	(43,975)	(64,033)	(22,816)

		371,150	516,204	308,368

Net income attributable to minority interest		(96,389)	(88,147)	(19,971)

Net income attributable to Buenaventura		274,761	428,057	288,397

Net earnings per basic and diluted share, stated in U.S. dollars	27	2.16	3.36	2.27

The accompanying notes are an integral part of this consolidated statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Changes in Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Accumulated earnings	Cumulative translation loss	Unrealized gain (loss) on valuation of derivative financial instruments, net	Cumulative unrealized gain on investments held at fair value	Total	Minority Interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2005	126,879,832	173,930	491	177,983	37,679	269	239,391	(54,403)	(303)	84	575,121	11,902	587,023
Dividends declared and paid, note 16(e)	-	-	-	-	-	-	(44,304)	-	-	-	(44,304)	(10,737)	(55,041)
Unrealized loss on investments in shares held at fair value	-	-	-	-	-	-	-	-	-	(14)	(14)	-	(14)
Realization of deferred income from sale of future production of a subsidiary	-	-	-	-	-	-	-	-	303	-	303	462	765
Capitalization of debts to minority shareholder of Minasnioc	-	-	-	-	-	-	-	-	-	-	-	748	748
Acquisition of investment shares by subsidiary	-	-	(18)	(270)	-	-	-	-	-	-	(288)	-	(288)
Gain for translation of investment in Minera Yanacocha S.R.L. held through Compañía Minera Condesa S.A., and in Sociedad Minera Cerro Verde S.A.A.	-	-	-	-	-	-	-	30,849	-	-	30,849	-	30,849
Loss for translation to U.S. dollars, note 3(f)	-	-	-	-	-	-	-	(10,521)	-	-	(10,521)	(765)	(11,286)
Other	-	-	-	-	-	-	-	-	-	-	-	1,835	1,835
Net income	-	-	-	-	-	-	288,397	-	-	-	288,397	19,971	308,368

The attached notes are integral part of this statement consolidated.

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Accumulated earnings	Cumulative translation loss	Unrealized gain (loss) on valuation of derivative financial instruments, net	Cumulative unrealized gain on investments held at fair value	Total	Minority Interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of December 31, 2005	126,879,832	173,930	473	177,713	37,679	269	483,484	(34,075)	-	70	839,543	23,416	862,959
Dividends declared and paid, note 16(e)	-	-	-	-	-	-	(59,767)	-	-	-	(59,767)	(19,111)	(78,878)
Capitalization of debt to minority shareholder of Minera La Zanja S.R.L.	-	-	-	-	-	-	-	-	-	-	-	6,213	6,213
Acquisition of minority interest in Inversiones Mineras del Sur S.A. and Minas Poracota S.A., note 2	-	-	-	-	-	-	-	-	-	-	-	(7,240)	(7,240)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	834	834	-	834
Unrealized gain on investment shares held at fair value	-	-	-	-	-	-	-	-	-	28	28	-	28
Other	-	-	-	-	-	-	374	-	-	-	374	12	386
Net income	-	-	-	-	-	-	428,057	-	-	-	428,057	88,147	516,204

Balance as of December 31, 2006	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	-	932	1,209,069	91,437	1,300,506

Dividends declared and paid, note 16(e)	-	-	-	-	-	-	(69,972)	-	-	-	(69,972)	(26,199)	(96,171)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	798	798	-	798
Realization of accumulated gain on financial instruments available for sale	-	-	-	-	-	-	-	-	-	(1,633)	(1,633)	-	(1,633)

The accompanying notes are an integral part of this consolidated statement.

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Accumulated earnings	Cumulative translation loss	Unrealized gain (loss) on valuation of derivative financial instruments, net	Cumulative unrealized gain on investments held at fair value	Total	Minority Interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Unrealized gain on derivative financial instruments held by El Brocal, note 29	-	-	-	-	-	-	-	-	1,518	-	1,518	3,611	5,129
Unrealized gain on investment shares held at fair value	-	-	-	-	-	-	-	-	-	61	61	-	61
Capitalization of debt to minority shareholder of Minasnioc	-	-	-	-	-	-	-	-	-	-	-	140	140
Other	-	-	-	-	-	-	-	-	-	-	-	236	236
Net income	-	-	-	-	-	-	274,761	-	-	-	274,761	96,389	371,150

Balance as of December 31, 2007	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216

The accompanying notes are an integral part of this consolidated statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	722,887	497,875	284,451
Dividends received	159,037	209,520	89,748
Settlement of gold certificates	135,189	-	-
Royalties received	30,713	55,821	40,101
Value Added Tax recovered	13,235	16,322	9,936
Interest received	10,841	7,496	3,227
Release of fixed-price component in commercial contract	(315,726)	-	-
Payments to suppliers and third parties	(202,161)	(160,365)	(124,295)
Income tax paid	(91,353)	(53,296)	(25,908)
Payments to employees	(78,852)	(49,316)	(41,601)
Payments for exploration activities	(75,084)	(71,982)	(56,938)
Acquisition of gold certificates	(66,853)	(68,071)	-
Payments of royalties	(33,033)	(22,742)	(12,817)
Payments of interest	(5,841)	(2,413)	(1,754)

Net cash and cash equivalents provided by operating activities	202,999	358,849	164,150

Investment activities
Settlement (acquisition) of available-for-sale financial assets	55,715	(40,292)	11,329
Proceeds from sale of plant and equipment	916	32	193
Payments for derivative financial instruments settled, net	-	(2,050)	(7,041)
Additions to plant and equipment	(61,649)	(50,127)	(20,476)
Disbursements for development activities	(31,681)	(24,112)	(16,784)
Decrease (increase) in time deposits	(15,815)	(62,933)	7,069
Purchase of investment shares	(1,563)	(22,829)	(148,401)

Net cash and cash equivalents used in investment activities	(54,077)	(202,311)	(174,111)

Financing activities
Proceeds from long-term debt	85,000	-	580
Payments of long-term debt	(1,487)	(266)	(14,678)
Proceeds from bank loans	55,237	2,355	3,812
Payments of bank loans	(65,237)	-	-
Dividends paid	(69,972)	(59,767)	(44,304)
Dividends paid to minority shareholders	(26,199)	(19,111)	(10,737)

Net cash and cash equivalents used in financing activities	(22,658)	(76,789)	(65,327)

Increase (decrease) in cash and cash equivalents for the year, net	126,264	79,749	(75,288)
Cash and cash equivalents at beginning of year	176,600	96,851	172,139

Cash and cash equivalents at end of year, note 5	302,864	176,600	96,851

Consolidated Statements of Cash Flows (continued)

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income	274,761	428,057	288,397
Add (less)
Minority interest	96,389	88,147	19,971
Depreciation and amortization	38,550	28,113	34,300
Long-term officers´ compensation	28,666	3,634	8,134
Amortization of development costs	13,205	11,270	10,315
Fair value of embedded derivatives	5,984	-	-
Provision for closure of mining units	3,682	9,357	-
Accretion expense of the provision for closure of mining units	2,456	3,535	2,306
Net cost of plant and equipment retired	923	998	1,049
Loss on change in the fair value of derivative financial instruments	-	13,268	26,588
Loss on change in the fair value of gold certificates	-	4,861	-
Income from release of fixed-price component in commercial contracts	(129,804)	-	-
Share in affiliated companies, net of dividends received in cash	(90,518)	(103,648)	(174,246)
Deferred income tax and workers´ profit sharing benefit	(32,506)	(21,651)	(12,960)
Realization of deferred income from sale of future production	(5,393)	(50,325)	(28,064)
Loss (gain) on currency exchange difference	(5,190)	308	(448)
Provision (reversal) for slow moving and obsolescence supplies	(1,820)	(1,507)	2,839
Other	1,988	32	(619)
Net changes in operating assets and liabilities accounts
Decrease (increase) in operating assets -
Financial assets at fair value through profit or loss (Gold Certificates)	63,210	(68,071)	-
Trade accounts receivable	(30,118)	(50,197)	1,064
Other accounts receivable	(3,206)	1,033	(2,178)
Accounts receivable from affiliates	(3,301)	7,545	(5,829)
Inventory	(4,528)	348	(8,637)
Prepaid taxes and expenses	9,736	(2,251)	(317)
Increase (decrease) in operating liabilities -
Trade accounts payable	(3,877)	13,066	(2,361)
Income tax payable	(31,780)	23,614	3,543
Other liabilities	5,490	19,313	1,303

Net cash and cash equivalents provided by operating activities	202,999	358,849	164,150

Transactions that did not affect cash flows:
Transfer of derivative financial instruments to deferred income from sale of future production	-	77,425	50,553
Increase in the book value of long-term assets	935	19,022	8,151

The accompanying notes are an integral part of this consolidated statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2007, 2006 and 2005

1.    Identification and Business Activity

Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura”) is a publicly traded corporation incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores. Buenaventura’s legal domicile is at Avenida Carlos Villaran 790, Santa Catalina, Lima, Peru.

Buenaventura directly operates six mining units located in Peru: Uchucchacua, Orcopampa, Julcani, Recuperada, Antapite and Ishihuinca (the latter two as a result of the merger with Inversiones Mineras del Sur S.A. on December 31, 2006), see note 2. In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A., which operates the Colquijirca mining unit, and in Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C., which operates the Shila and Paula mining units. Also, the Company holds interests in a number of other mining companies; the most important of which are Minera Yanacocha S.R.L. (hereinafter "Yanacocha") and Sociedad Minera Cerro Verde S.A.A. (hereinafter "Cerro Verde"). The Company also owns an electric power distribution company and a mining engineering services company.

The consolidated financial statements for the 2007 year have been approved by Management and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law. In Management´s opinion, the accompanying consolidated financial statements will be approved without any change in the Board of Directors and Shareholders’ Meetings to be held in the first quarter of 2008. The consolidated financial statements as of December 31, 2006 were approved by the Shareholders’ Meeting held on March 28, 2007.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	December 31, 2007		December 31, 2006
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	99.99	-	99.99	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Inversiones Colquijirca S.A.	61.42	-	61.42	-
Minas Conga S.R.L.	-	60.00	-	60.00
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minera Minasnioc S.A.C.	60.00	-	60.00	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01

Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99

2.     Acquisition of minority interest and merger of subsidiaries

Inversiones Mineras del Sur S.A. -
On August 21, 2006, Inversiones Mineras del Sur S.A. (INMINSUR) acquired 21.96% of its common shares through payment of US$17,300,000. The difference between the amount paid and the book value of the additional interest acquired was US$11,662,000, which was recognized as a mining concession within the Property, Plant and equipment caption, see note 11. As a result of this operation, Buenaventura obtained control of 100% of INMINSUR’s common voting shares.

The shareholders’ meeting dated November 2, 2006 approved the merger of the Company with its subsidiary Inversiones Mineras del Sur S.A. The latter was dissolved without being liquidated. The effective date of the merger was December 31, 2006.

Minas Poracota S.A. -
On November 10, 2006, Buenaventura acquired a 25 percent interest in Minas Poracota S.A. (hereinafter Poracota) from Teck Cominco for US$2,250,000. As a result, Buenaventura became the holder of 100 percent of Poracota’s shares. Subsequently, the Buenaventura shareholders’ meeting dated December 4, 2006 approved the merger with Poracota. The effective date of the merger was January 2, 2007.

As of the date of the merger, Poracota was in the construction and mine development stage; as a result, all of its disbursements were capitalized as development costs.

These acquisitions resulted in a reduction of US$7,240,000 in the minority interests shown in the consolidated statement of shareholders’ equity.

3.    Significant accounting principles and practices

In the preparation and presentation of the consolidated financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2007, 2006 and 2005, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 35 and 36. The consolidated financial statements derive from the statutory consolidated financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

The principal accounting principles and practices used in accounting for the transactions and in preparing the consolidated financial statements are:

(a)	Basis of presentation -
The financial statements have been prepared in accordance with generally accepted accounting principles in Peru, which comprises International Financial Reporting Standards (IFRS) duly approved by the Peruvian Accounting Standards Board (Consejo Normativo de Contabilidad). The IFRS incorporate the International Accounting Standards (IAS) and the respective pronouncements issued by the Standards Interpretations Committees (SIC and IFRIC). To the date of the consolidated financial statements, the Peruvian Accounting Standards Board has mandated the application of IASs 1 to 41, IFRSs 1 to 6 and SICs 1 to 33.

The accompanying consolidated financial statements are presented in U.S. dollars, see (f).

(b)	Use of estimates and assumptions -
The preparation of financial statements requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2007, 2006 and 2005. Actual results could differ from those estimates.

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

See companies included in the consolidated financial statements in Note 1.

(d)	Business combinations -
Business combinations are accounted for using the purchase accounting method. This involves recognizing identifiable assets and liabilities of the acquired business at fair value. The excess of the cost of the business combination over the Company’s interest in the fair value of the acquiree’s identifiable assets and liabilities is recorded as Mining Rights within the Property, Plant and Equipment caption, and is amortized using the units-of-production method based on the proven and probable reserves.

(e)	Investments in associates -
Investments in entities in which the Company’s ownership is greater than 20 percent or exercise significant influence are accounted for by the equity method. Under this method, the investment in the associate is carried in the consolidated balance sheet at cost plus cost acquisition changes in the Company’s share of net assets of the associate. The amount paid in excess of the fair value of the share of net assets of the associate is included in the carrying amount of the investment and is amortized using the units-of-production method based on proven and probable reserves. The functional and reporting currency of the affiliates Yanacocha and Cerro Verde is the U.S. dollar. Until December 31, 2005, the translation of the financial statements of Yanacocha and Cerro Verde resulted in exchange differences arising from translating (a) income and expense items at the exchange rates prevailing on the individual transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until further disposal of the net investment. The statement of income reflects the share of the results of operations of the associate. Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The reporting dates of the associates and the Company are identical and the associates´ accounting policies are consistent to those used by the Company for like transactions and events in similar circumstances.

After the application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss of the Company’s investment in associates. The Company determines at each balance sheet date whether there is any objective evidence that the investment in associate is impaired. If this is the case, the Company calculates the amount of impairment as being the difference between the fair value of the associate and the acquisition cost and recognizes the amount in the consolidated statement of income.

(f)	Foreign currency translation -

Change of functional and financial reporting currency
Effective January 1, 2006, the Company’s functional and financial reporting currency is the US dollar (the Nuevo Sol until December 31, 2005). In recent years, Company Management observed the evolution of the currency in which its income is generated and its payments are made, and noted certain conditions that made it necessary to change its functional currency from Nuevos Soles to U.S. dollars. The main indicators that Management took into account to conclude about the change in functional currency were as follows: (i) the growing significance of the dividends received in U.S. dollars from affiliates in the financial position, of operations and cash flows of the Company; (ii) the gradual increase in costs denominated in U.S. dollars; (iii) the Company’s decision to pay dividends in U.S. dollars and (iv) the continuous cash increase in U.S. dollars with respect to the Company’s cash balance.

The change of the functional and reporting currency has been made prospectively effective January 1, 2006. To give effect to this change, the Company has done the following:

-
The assets and liabilities in Nuevos Soles as of December 31, 2005 have been translated into U.S. dollars using the exchange rates for buying and selling one U.S. dollar, respectively, published by the Superintendencia de Banca, Seguros y AFP as of such date (S/3.429 for buying and S/3.431 for selling). Equity accounts have been translated using the exchange rate for selling of S/3.431.

-	Profit and loss accounts for years 2005 and 2004 have been translated into U.S. dollars using the average exchange rates of such years (S/3.305 for 2005 and S/3.410 for 2006).

-
The Company has recognized in the equity a translation effect as a result of the conversion of the initial balances of the consolidated balance sheet and the consolidated statements of income of US$1,261,000 in 2004 and US$10,521,000 in 2005.

The Company will continue using its financial statements in Nuevos Soles for tax purposes.

Transactions and balances
Transactions in foreign currency (any currency different to the functional currency) are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the consolidated balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions. Exchange differences resulting from the settlement of the transactions in foreign currencies and from the translation of the monetary assets and liabilities at the exchange rates at year-end, are recognized in the consolidated statement of income.

(g)	Cash and cash equivalents -
Cash and cash equivalents include all cash on hand and deposited in banks. For the consolidated statements of cash flows, cash balances and cash equivalent includes cash on hand, time deposits and highly liquid investments with original maturities of three months or less.

(h)	Investments and other financial instruments -
        Investments and other financial assets -
Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit and loss, loans and receivables, and available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Assets within this category are classified as current assets if they are held for trading or it is expected to realize them within the next twelve months counted as from the balance sheet date. Gain or losses on investments held for trading are recognized in profit and loss. The Company has classified gold certificates in this category, which remained in effect as of December 31, 2006.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired.

In relation to trade receivables, a provision for impairment is made when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. The amount of the loss shall be recognized in the consolidated statement of income. Impaired receivables are derecognized when they are assessed as uncollectible.

If in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss.

        Available-for-sale financial investments
Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the consolidated statement of income. The Company has classified its mixed variable-income investment funds, fixed-income mutual funds and structured notes as available-for-sale financial instruments, which remained in effect as of December 31, 2006.

(i)	Inventories -
Inventories are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average method.

The accrual for obsolescence is based on an item-by-item analysis completed by the Company’s management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

(j)	Property, plant and equipment -
Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment in value. Such cost includes the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met. In addition, when each major inspection is performed, its cost is recognized in the carrying amount of the asset as a replacement if the recognition criteria are satisfied. Other repair and maintenance costs are recognized as expenses as incurred.

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Years

Buildings, construction and other	Between 6 and 20
Machinery and equipment	Between 5 and 10
Transportation units	5
Furniture and fixtures	Between 8 and 10
Computer equipment	4

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from the derecognition of the asset (calculated as the difference between the proceeds from the sale and the book value of the asset) is included in the consolidated statement of income in the year the asset is derecognized.

The asset’s useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

(k)	Mining concessions -
The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of subsidiaries. The mining concessions are shown as a part of the property, plant and equipment caption and represent the ownership of the mining sites which contains the mineral reserves acquired. The mining concessions are amortized using the units-of-production method, based on the proven and probable reserves.

(l)	Exploration and mine development costs -
Exploration costs are charged to expense as incurred. When it is determined that a mineral property can be economically developed, meaning when the existence of proved and probable reserves is determined, the costs incurred to develop this property, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method, based on proven and probable reserves.

On-going development expenditures to maintain production are charged to operations as incurred.

(m)	Determination of mineral reserves and resources -
The Company computes its reserves using methods generally applied by the mining industry in accordance with international guidelines. All reserves computed, which are audited by an independent third party, represent the estimated amounts of proved and probable ore that can be processed economically under the present conditions.

The process for estimating the amount of reserves is complex and requires making subjective decisions at the time of assessing all the geologic, geophysical, engineering and economic data that is available. Revisions could be made of the current estimates of ore reserves due to, among other factors: revisions of the geologic data or assumptions; changes in estimated prices; and the results of exploration activities.

Changes in the amount of ore reserves could mainly affect the depreciation of fixed assets directly related to the mining activity and the period for amortization of development costs.

(n)	Impairment of non-financial assets -
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

       Impairment losses are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

(o)	Borrowings -
All loans and borrowings are initially recognized at the fair value of the cash received less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

(p)	Share-based payments -
Senior executives of the Company are granted share appreciation rights, which can only be settled in cash (cash-settled transactions). For cash-settled transactions, the liability is measured at each reporting date until settlement.

On January 1, 2006, the Company adopted IFRS 2 “Share-Based Payments”. According to this standard, the cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model (see more details in Note 14). This fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in profit and loss.
Until December 31, 2005, the cost and liability were recorded at the intrinsic value of the obligation; the adoption of IFRS 2 had no significant effect in the prior year consolidated financial statements.

(q)	Provisions -
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

Provision for closure of mining units
The Company records a provision for mine closure when a legally enforceable obligation arises, independently of the full depletion of the reserves. Once such obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (mine development costs and property, plant and equipment). As time passes, the amount of the obligation changes, recording an accretion expense; additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related asset. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in estimates of future cost of the obligation or useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of the obligation and the related asset.

(r)	Contingencies -
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

(s)	Treasury shares -
The Company, through a subsidiary, has treasury shares (common and investment shares). The nominal values of these shares are presented net of the capital stock and investment shares amounts.

The effect of the dividends income arising from the treasury shares held by the subsidiary are eliminated in the consolidated financial statements.

(t)	Revenue recognition -
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Sales of concentrates and ounces of gold
Revenues from sales of concentrates and ounces of gold are recognized when the significant risks and rewards of ownership are transferred to the buyer, which takes place at the time the goods are delivered.

As far as the measurement of revenues from the sale of concentrate, the Company assigns a provisional value to these sales, since they are subject to a final price adjustment at the end of a contractually-set period, which normally ranges between 30 and 180 days after delivery of the concentrate to the customer. Exposure to changes in metals price generates an embedded derivative that must be separated from the commercial contract. At the close of each period, the sale price used initially is adjusted in accordance with the future price for the quotation period stipulated in the contract. Any gain or losses arising from changes in the fair value on these embedded derivatives during the year are taken directly to profit or loss. Adjustment of the provisional sale value is posted as an increase or decrease in net sales.

Interest received
Revenues are recognized as interest accrues.

   Commercial sales contracts
Gain and losses on derivative contracts qualifying as normal sales are initially deferred in the consolidated balance sheets and then recognized as income in the years in which the Company makes a physical delivery of the committed ounces of gold and tons of mineral see Note 18.

(u)	Borrowing cost -
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized until assets are ready for their intended use.

(v)	Income tax and workers´ profit sharing -
Current portion of income tax and workers´ profit sharing
Income tax and workers’ profit sharing for the current period are measured at the amount expected to be paid to the taxation authorities and workers, respectively. The rates and laws used to compute the amount are those that are enacted by the consolidated balance sheet date.

Deferred portion of income tax and workers´ profit sharing
Deferred income tax and workers’ profit sharing are provided using the liability method on temporary differences at the consolidated balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax and workers’ profit sharing liabilities are recognized for all taxable temporary differences, except for taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax and workers’ profit sharing liabilities are recognized for all deductible temporary differences and tax loss carry-forwards, to the extent that is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. The carrying amount of the deferred income tax and workers’ profit sharing assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred asset to be utilized. Unrecognized deferred assets are reassessed at each consolidated balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred asset to be recovered.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(w)	Derivative financial instruments -
Derivatives not designated as hedging instrument
Derivative contracts are recognized as assets and liabilities at fair value in the consolidated balance sheet. Changes in the fair value of derivative contracts not qualifying as hedging instruments are recorded in the caption “Loss from Change in the Fair Value of Derivative Instruments” in the consolidated statements of income.

    Derivatives designated as hedge
Derivative contracts that are designated to hedge future cash flows are posted as assets or liabilities in the consolidated balance sheet and presented at their fair value. To the extent that these hedges are used to offset future flows from sale of the related production, the changes in fair value are debited or credited to a shareholders’ equity account. This fair value is transferred to the year’s results in the period in which the sale of the corresponding production took place, affecting the Net Sales account.

(x)	Basic and diluted earnings per share -
Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

(y)	Segments -
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

(z)	Comparative consolidated financial statements -
No material reclassifications have been made to the balances as of December 31, 2006 or 2005 for the purpose of making them comparable to those for the year 2007.

(aa)	New accounting pronouncements -
Effective year 2008, through Resolution Nº040-2008 - EE/94 enacted on March 14, 2008, the Peruvian Accounting Standards Board had mandated the application of IFRIC´s 1,2,4,5,6,7,8,9,10,11 and 12 effective for 2008 fiscal year. In addition, it duly approved the application of IFRS 7 “Financial instruments: disclosures”, IFRS 8 “Operating segments”, IAS 32 “Financial Instruments: Presentation” and IFRIC 13 and 14 for effective year 2009.

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities
IFRIC 1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognised both as part of the cost of an item of property, plant and equipment under IAS 16 and as a provision (liability) under IAS 37. The interpretation addresses subsequent changes to the amount of the liability that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate.

IFRIC 2, Members’ Shares in Cooperative Entities and Similar Instruments
Members' shares in co-operative entities have some characteristics of equity. They also give the holder the right to request redemption for cash, although that right may be subject to certain limitations. IFRIC 2 gives guidance on how those redemption terms should be evaluated in determining whether the shares should be classified as financial liabilities or as equity.

IFRIC 4, Determining whether an Arrangement contains a Lease
The Interpretation specifies that an arrangement that meets the following criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 Leases: (a) fulfillment of the arrangement depends upon a specific asset. The asset need not be explicitly identified by the contractual provisions of the arrangement; rather it may be implicitly specified because it is not economically feasible or practical for the supplier to fulfill the arrangement by providing use of alternative assets; and (b) the arrangement conveys a right to control the use of the underlying asset.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 5 sets out the accounting treatment for funds set up to finance the decommissioning of assets.

IFRIC 6, Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment
IFRIC 6 prescribes the date at which recognition of a liability is required for disposal of Electrical and Electronic Equipment in accordance with the EU Directive.

IFRIC 8, Scope of IFRS 2
International Financial Reporting Interpretations Committee 8 Scope of IFRS 2 (“IFRIC 8”) clarifies that IFRS 2 will apply to any arrangement when equity instruments are granted or liabilities are incurred by an entity, when the identifiable consideration appears to be less than the fair value of the instruments given.

IFRIC 9, Reassessment of Embedded Derivatives
International Financial Reporting Interpretations Committee 9 Reassessment of Embedded Derivatives (“IFRIC 9”) requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows.

IFRIC 10, Interim Financial Reporting and Impairment
International Financial Reporting Interpretations Committee 10 Interim Financial Reporting and Impairment (“IFRIC 10”) addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment requirements relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39.

IFRIC 11, IFRS 2 - Group and Treasury Share Transactions
IFRIC 11 provides guidance on applying IFRS 2 in three circumstances: (a) share-based payment involving an entity's own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation – is this an equity-settled or cash-settled transaction; (b) a parent grants rights to its equity instruments to employees of its subsidiary – how to account in the individual entities' financial statements; (c) a subsidiary grants rights to equity instruments of its parent to its employees – how to account in the individual entities' financial statements.

IFRIC 12, Service Concession Arrangements
IFRIC 12 outlines an approach to account for contractual arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognize a financial asset and/or an intangible asset.

IFRS 8, Operating Segments
This IFRS replaces IAS 14 and adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments.

The Company is evaluating the effects in its consolidated financial statements from the adoption of the new IAS, IFRS and IFRIC issued.

4.    Transactions in Nuevos Soles

Transactions in Nuevos Soles take place at the exchange rates published by the Peruvian Banking and Insurance Superintendency (SBS). As of December 31, 2007, the exchange rates for Nuevos Soles were US$0.3339 for purchase and US$0.3337 for sale (US$0.3131 for purchase and US$0.3128 for sale as of December 31, 2006) and have been applied by the Company to asset and liability accounts, respectively.

As of December 31, 2007, the subsidiary El Brocal had time deposits and an income tax liability of S/254,500,000 and S/85,660,000, respectively. There are no additional significant assets and liabilities denominated in Nuevos Soles as of December 31, 2007 and 2006.

5.    Cash and cash equivalents

(a)	The table below presents the components of this caption:

	2007	2006
	US$(000)	US$(000)
Cash	460	349
Bank accounts	27,700	32,237
Time deposits (b)	274,704	118,949
Liquidity fund (c)	-	25,065

Cash balances included in the consolidated statement of cash flows	302,864	176,600
Time deposits with original maturity greater than 90 days (d)	78,748	62,933
	381,612	239,533

(b)
As of December 31, 2007, this corresponds mainly to time deposits denominated in U.S. dollars, which accrued interest at annual rates varying between 4.57% and 5.61%, with original maturities of between 2 and 90 days. As of December 31, 2006, this corresponded to time deposits denominated in U.S. dollars, which accrued interest at annual rates varying between 5.05% and 5.26%, with original maturities of between 30 and 90 days.

(c)
During the first half of 2007, Buenaventura used the time deposits and the liquidity fund held as of December 31, 2006 to partially fund disbursements related to the release of the fixed-price component in commercial contracts, see note 18.

(d)
As of December 31, 2007, this corresponds mainly to time deposits constituted by the subsidiary Sociedad Minera El Brocal S.A.A., in Nuevos Soles and U.S. dollars, which accrues interest at annual rates varying between 5.00% and 5.55%, with original maturities of between 91 and 271 days.

6.	Financial assets at fair value through profit or loss (Gold Certificates)

In May 2006, Buenaventura acquired one million shares in an Exchange Traded Fund ("Gold ETF") supported by the World Gold Council, equivalent to 100,000 ounces of gold, at a unit cost of US$68.07. The gold certificates were posted at fair value as a financial investment with changes reflected in results, in accordance with Management’s intention at the time of acquisition. As of December 31, 2006, the fair value of these gold certificates amounted to US$63,210,000.

In January 2007, Buenaventura made additional gold certificate purchases (1.1 million shares) in the amount of US$66,853,000, equivalent to 110,000 ounces of gold, at an average unit cost of US$60.77.

In March 2007, with the objective of financing the disbursements related to release of the fixed-price component in commercial contracts, see note 18, Buenaventura liquidated all of its gold certificates as of December 31, 2006, as well as those acquired in January 2007, for the total amount of US$135,189,000. The resulting gain due to changes in the fair value of these gold certificates amounted to US$5,126,000 in 2007 (a loss of US$4,861,000 in 2006) and is shown separately in the consolidated statement of income.

7.	Available-for-sale financial assets

The table below presents the components of this caption:

	2007	2006
	US$(000)	US$(000)

Structured notes	-	40,154
Fixed-income mutual funds	-	12,325
Mixed variable-income investment funds	-	4,070

	-	56,549

In September 2006, Buenaventura invested its excess cash in the following financial instruments: (i) structured notes issued by Deutsche Bank for US$40,000,000; and (ii) fixed-income mutual funds issued by Franklin Global Templeton Bond and Morgan Stanley U.S. Bond for US$12,000,000. It also held mixed variable-income investment funds administered by Compass Group.

In May and June of 2007, Buenaventura liquidated all of these financial instruments at a fair value of US$56,889,000, in order to fund the disbursements related to release of the fixed-price component in commercial contracts, see note 18.

8.	Trade accounts receivable

The table below presents the components of this caption:

	2007	2006
	US$(000)	US$(000)

Johnson Matthey Limited	22,522	-
Trafigura A.G.	19,505	-
Consorcio Minero S.A. – CORMIN	16,825	24,872
AYS S.A.	16,558	2,601
Doe Run Peru S.R.L.	11,324	9,290
BHL Peru S.A.C.	5,224	11,557
Votarantim Metais Cajamarquilla S.A.	5,189	3,725
Glencore International A.G.	1,752	22,957
MK Metal Trading Peru S.A.C.	1,554	-
Sudamericana Trading S.R.L.	2,565	-
Other	4,522	2,420
	107,540	77,422

The accounts receivable are denominated in United States dollars, have current maturities and do not accrue interest. No specific guarantees have been granted for these obligations.

In Management´s opinion, it is not necessary to record a provision for doubtful accounts.

9.	Inventory, net

(a)	The table below presents the components of this caption:

	2007	2006
	US$(000)	US$(000)

Spare parts and supplies	16,909	17,261
Products in process	12,333	10,286
Finished goods	7,875	6,862
	37,117	34,409

Provision for impairment of value of spare parts and supplies (b)	(1,968)	(3,788)

	35,149	30,621

(b)	The provision for impairment of value of spare parts and supplies had the following movement during the years 2007, 2006 and 2005:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Opening balance	3,788	5,295	2,771
Provision for the period	15	138	2,971
Reversal of provision	(1,049)	(1,389)	-
Reversal of provision due to sale of spare parts and supplies	(786)	(30)	-
Write-offs	-	-	(315)
Loss on translation to U.S. dollars	-	(226)	(132)

Closing balance	1,968	3,788	5,295

In the opinion of Company Management, the provision for impairment of value of spare parts and supplies adequately covers this risk as of the date of the consolidated balance sheet.

10.	Investments in shares

(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	2007	2006	2007	2006
	%	%	US$(000)	US$(000)

Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	577,537	522,568
Payment in excess of the share in fair value of assets and liabilities, net			19,599	20,710
			597,136	543,278
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	18.50	18.50	267,448	231,641
Payment in excess of the share in fair value of assets and liabilities, net			57,960	59,928
			325,408	291,569
Investments held at fair value
Other			9,876	4,282
			932,420	839,129

(b)	The table below presents the net share in affiliated companies:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	97,216	229,787	225,858
Sociedad Minera Cerro Verde S.A.A.	148,533	80,171	37,993
Other	3,806	3,210	143

	249,555	313,168	263,994

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru) represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in 2007, 2006 and 2005.

The table below presents the movement in the investments in Yanacocha and Cerro Verde:

	Yanacocha		Cerro Verde
	2007	2006	2007	2006
	US$(000)	US$(000)	US$(000)	US$(000)

Opening balance	522,568	499,686	231,641	147,683
Share in affiliated companies	98,327	232,402	150,501	82,300
Payments for acquisition of additional shares	-	-	-	1,658
Dividends received	(43,650)	(209,520)	(114,694)	-
Other	292	-	-	-

Ending balance	577,537	522,568	267,448	231,641

The table below presents the movement in the payments in excess of the share in the fair value of assets and liabilities acquired from Yanacocha and Cerro Verde:

	Yanacocha		Cerro Verde
	2007	2006	2007	2006
	US$(000)	US$(000)	US$(000)	US$(000)

Opening balance	20,710	23,325	59,928	60,735
Amount paid in excess of the fair value of assets and liabilities	-	-	-	1,322
Amortization of excess amount paid	(1,111)	(2,615)	(1,968)	(2,129)

Ending balance	19,599	20,710	57,960	59,928

Acquisition of additional interest in Cerro Verde -
In 2005 Buenaventura increased its interest from 9.17 percent to 18.214 percent. As of December 31, 2006 and 2007, the Company had an 18.5 percent interest in Cerro Verde. These increases have enabled Buenaventura to exercise significant influence, which is demonstrated mostly by its participation in the Board of Directors and policy-setting processes, which include the decisions on dividends as well as its position as Cerro Verde´s guarantor in the loan agreement that the latter had with foreign banks to fund its copper sulfide project. Consequently, Buenaventura has decided to use the equity method to account for its investment in Cerro Verde.

Reinvestment programs -
Mining companies can obtain a tax benefit (Reinvestment Credit) by applying retained earnings to investment programs oriented towards attaining increased production levels (Reinvestment Programs). Reinvestment credits are obtained by means of an application approved by the Ministry of Energy and Mines, which must guarantee 80 percent of the amount reinvested.

Yanacocha restricted its earnings by US$189.6 million in accordance with its reinvestment program for the 2002-2004 period. Also, according to current tax regulations, Yanacocha capitalized (transferred from restricted earnings to partners’ contributions ) this amount in 2007, which cannot be reduced in the four years following capitalization.

In addition, Cerro Verde restricted its earnings for US$800 million in accordance with its reinvestment program for the 2004-2007 period. According to current tax regulations, Cerro Verde will capitalize this amount in 2008, which cannot be reduced in the four years following capitalization.

Summary of financial information based on the financial statements of Yanacocha and Cerro Verde -
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha			Cerro Verde
	2007	2006	2005	2007	2006	2005
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	1,895,884	1,825,457	1,539,074	2,010,776	1,637,584	893,851
Total liabilities	569,559	629,049	388,464	565,034	385,405	87,042
Shareholders’ equity	1,326,325	1,196,408	1,150,610	1,445,742	1,252,179	806,809

Results
Total income	1,093,347	1,560,899	1,490,402	1,794,559	667,671	358,928
Operating income	315,835	763,790	760,881	1,270,514	524,875	207,054
Net income	229,915	531,485	519,436	813,554	445,370	223,803

11.	Mining concessions and property, plant and equipment, net

The table below presents the movement in cost and accumulated depreciation during year 2007:

	Opening balance	Additions	Retirements	Sales	Transfers	Closing balance
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	2,366	77	-	-	58	2,501
Mining land	7,327	-	(54)	-	(58)	7,215
Mining concessions	83,021	23,906	-	-	-	106,927
Buildings, construction and other	131,746	107	(91)	-	14,477	146,239
Machinery and equipment	176,639	10,992	(662)	(1,064)	225	186,130
Transportation units	7,534	1,046	(52)	(450)	(361)	7,717
Furniture and mixtures	4,427	3,519	(135)	-	4,782	12,593
Works in progress	27,521	25,985	(229)	-	(19,123)	34,154
Mine closure costs	25,147	-	(251)	-	-	24,896
	465,728	65,632	(1,474)	(1,514)	-	528,372
Accumulated depreciation and amortization
Mining land	4,340	670	-	-	(59)	4,951
Mining concessions	33,222	8,400	-	-	-	41,622
Buildings, construction and other	72,278	10,153	(60)	-	-	82,371
Machinery and equipment	122,535	13,034	(596)	(685)	59	134,347
Transportation units	4,350	693	(49)	-	-	4,994
Furniture and mixtures	2,000	369	(4)	(420)	-	1,945
Mine closure costs	11,360	2,041	(251)	-	-	13,150
	250,085	35,360	(960)	(1,105)	-	283,380
Net cost	215,643					244,992

Mining concessions -
The table below presents the movement of the cost and accumulated amortization of the mining concessions by mining units:

	Balance as of January 1, 2007	Additions	Balance as of December 31, 2007
	US$(000)	US$(000)	US$(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	51,138	-	51,138
Inversiones Colquijirca S.A.	12,380	23,906	36,286
Minas Poracota S.A.	2,864	-	2,864
Sociedad Minera El Brocal S.A.A.	3,405	-	3,405
Minera Paula 49 S.A.C.	1,572	-	1,572
Inversiones Mineras del Sur S.A., note 2	11,662	-	11,662

	83,021	23,906	106,927

Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	22,558	3,609	26,167
Inversiones Colquijirca S.A.	8,039	2,767	10,806
Minas Poracota S.A.	-	125	125
Sociedad Minera El Brocal S.A.A.	1,218	332	1,550
Minera Paula 49 S.A.C.	1,018	111	1,129
Inversiones Mineras del Sur S.A.	389	1,456	1,845

	33,222	8,400	41,622

Additional payment for acquisition of shares in Inversiones Colquijirca S.A. -
In January 2006, Buenaventura entered an arbitration process with the companies Fort Vermillion Finance S.A. and Grisha Management Inc. (hereinafter the “Sellers") in the Lima Chamber of Commerce’s National and International Arbitration and Reconciliation Center, for the purpose of adjusting the balance of the price for the 1999 purchase of ADRA International Holding Corp. (ADRA), the company owning the shares in Inversiones Colquijirca S.A.. Buenaventura claimed that the date for exercising the option to adjust the balance of the price expired on February 24 2004; however the Sellers contended that the term was indefinite.

On February 26, 2007, an arbitration award was issued to resolve this controversy; as a consequence, on June 8, 2007 Buenaventura paid the Sellers US$19,923,000 for the adjustment of the price of the shares. It further agreed to pay US$3,983,000 to one investor that did not participate in the above-mentioned arbitration procedure. In January 2008, Buenaventura paid the amount agreed, for which there are no additional claims on the part of the Sellers that participated in the arbitration process in the Lima Chamber of Commerce. The total amount paid of US$23,906,000 has been posted as an addition to the mining concessions and property, plant and equipment caption in the consolidated balance sheet.

Works in progress -
During the year 2007, Buenaventura had works in progress mostly related to the construction of the fourth stage of the Antapite tailings deposit for US$9,206,000, the capacity increase in the of the Orcopampa No. 4 tailings deposit for US$5,619,000, and the construction of a transmission line in Huacarama (in Orcopampa) for US$3,930,000.

12.	Mine development costs, net

The table below presents the movement in the cost and accumulated amortization by mining units:

	Balance as of January 1, 2007	Additions	Balance as of December 31, 2007
	US$(000)	US$(000)	US$(000)

Cost
Orcopampa	37,886	11,708	49,594
Uchucchacua	31,463	4,187	35,650
Poracota	12,289	11,713	24,002
Antapite	18,698	219	18,917
Recuperada	235	2,707	2,942
Ishihuinca	1,010	17	1,027
Julcani	188	615	803
Shila and Paula	815	-	815
La Llave	-	515	515
Mine closure costs	11,906	935	12,841

	114,490	32,616	147,106
Accumulated amortization
Orcopampa	12,416	4,132	16,548
Uchucchacua	18,689	3,513	22,202
Poracota	-	1,049	1,049
Antapite	12,063	2,998	15,061
Recuperada	-	318	318
Ishihuinca	941	53	994
Shila and Paula	-	204	204
Mine closure costs	5,605	938	6,543

	49,714	13,205	62,919

Net cost	64,776		84,187

13.	Trade accounts payable

Trade accounts payable arise mainly from the acquisition of material, supplies and spare parts. These obligations are mostly denominated in U.S. dollars, have current maturities and do not accrue interest. No specific guarantees have been granted for these obligations.

14.	Other liabilities

The table below presents the components of this caption:

	2007	2006
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects	57,889	54,287
Stock appreciation rights	37,803	14,214
Remuneration and similar benefits payable	16,841	8,001
Workers´ profit sharing payable	13,863	18,701
Taxes payable	7,142	7,692
Provision for environmental liabilities	6,448	6,764
Royalties payable to the Peruvian State	4,079	2,434
Provision payable to investor, note 11	3,983	-
Provision for labor contingencies	3,708	2,933
Accounts payable to partner	2,982	2,609
Negotiated payment (voluntary mining contribution)	2,601	1,786
Royalties payable to third parties	1,609	1,197
Dividends payable	972	664
Other liabilities	9,211	3,148

	169,131	124,430
Long-term portion
Provision for closure of mining units and exploration projects	(45,094)	(46,143)
Stock appreciation rights	(22,229)	(9,135)
Accounts payable to partner	(2,982)	(2,609)
Provision for environmental liabilities	(1,503)	(6,764)
Notes payable	(500)	-

	(72,308)	(64,651)

Current portion	96,823	59,779

Provision for closure of mining units and exploration projects
The table below presents the movement of the provision for closure of mining units and exploration projects:

US$(000)

Balance as of January 1, 2006	26,922
Disbursements	(4,549)
Additions and changes in estimates	28,379
Accretion expense	3,535

Balance as of December 31, 2006	54,287

Disbursements	(3,471)
Additions	4,617
Accretion expense	2,456

Balance as of December 31, 2007	57,889

The estimates of the costs for closure of mining units are based on studies prepared by independent advisers that meet the environmental regulations in effect. The provision for closure of mining units corresponds mostly to activities that must be carried out for restoring the mining units and areas affected by the Company’s operating activities. The principal works to be performed correspond to earthworks, revegetation efforts and disassembly of the plants.

In accordance with the environmental protection laws in effect for the year 2006, the Company reassessed its environmental obligations, with an increased liability of US$28,379,000 for all its mining units.

As of December 31, 2007, the future value of the provision for closure of mining units and exploration projects was US$86,248,000, was discounted using the rate of 8%, which is the credit-adjusted risk-free rate, resulting in an updated liability of US$57,889,000. The Company believes that this liability is sufficient to comply with the prevailing environmental protection legislation approved by the Ministry of Energy and Mines.

The table below presents the non-current portion of the provision for closure of mining units and exploration projects for coming years:

Year ended December 31,
US$(000)
2009	9,667
2010	7,010
2011	4,277
2012	4,014
2013	4,371
Thereafter	15,755
45,094

Stock Appreciation Rights
Senior executives of the Company are granted share appreciation rights, which can only be settled in cash, if the executive is working for the Company at each program’s settlement date. These programs are mainly structured in a ten-year term, allocated in several programs with progressive maturities. The average price of the granted programs is assigned based on the last quarter market quotation of the shares before the grant date and the settlement is determined based on the variation of the market prices at the maturity date as compared to the price at the date of the grant.

The table below presents the principal assumptions used by the Company to estimate the fair value as of December 31, 2007 and 2006:

	2007	2006

Method used	Turnbull & Wakeman	Black-Scholes-Merton
Historical volatility	47.90%	48.50%
Risk-free interest rate	3.25%	4.63% - 4.90%
Dividend yield	1.44%	1.49%
Period covered by the program	8 years	5.6 years
Market value of the shares at closing	US$54.65	US$26.52

The table below presents the movement of the shares subject to the compensation program for the years 2007 and 2006:

	Number of shares
	2007	2006

Opening balance	2,230,000	2,364,600
Granted during the year	400,000	400,000
Settled during the year	(371,400)	(383,400)
Expired during the year	-	(151,200)
Closing balance	2,258,600	2,230,000

The expiries of shares per year are as follows: 398,800 in 2008; 364,600 in 2009; 289,950 in 2010; 276,850 in 2011; 296,400 in 2012; and 632,000 thereafter.

The average price for the programs granted during the year 2007 was US$26.52 per share (US$28.38 per share during the year 2006).

The table below presents the movement of the stock appreciation rights for the years 2007 and 2006:

	2007	2006
	US$(000)	US$(000)

Opening balance	14,214	17,291
Provisions for the year	28,666	4,519
Payments made during the year	(5,077)	(7,306)
Programs expired during the year	-	(885)
Gain on translation to U.S. dollars	-	595

	37,803	14,214

Less - non-current portion	(22,229)	(9,135)

Current portion	15,574	5,079

15.	Long-term debt

(a)	The table below presents the detail of long-term debt as of December 31, 2007 and 2006, for which no specific guarantees have been granted:

	Guarantee	Annual interest rate `	Maturities	2007	2006
				US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Banco de Crédito del Peru (b)	None	Three-month LIBOR plus 0.85%	Quarterly maturities from September 2009 to June 2010	75,000	-

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Buenaventura guarantee	Three-month LIBOR plus 1.25%	Quarterly maturities from September 2007 to June 2012	9,000	-

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Peru	Goods leased	5.34%	June 2008	119	606
				84,119	606

Non-current portion				(63,250)	(115)
Current portion				20,869	491

(b)
This loan requires that Buenaventura maintain a debt ratio no greater than 3.5 in its consolidated financial statements throughout the term of the loan. As of December 31, 2007, Buenaventura has met this condition.

(c)	The table below presents the maturity of the non-current portion of long-term debt for coming years:

2007
US$(000)
Year
2009	39,500
2010	20,750
2011	2,000
2012	1,000
63,250

16.	Shareholders’ Equity

(a)	Capital stock -
Common shares with voting rights represent 100 percent of the Company’s issued capital. The table below presents the components of the capital stock as of December 31, 2007 and 2006:

	Number of shares	Nominal value	Result from exposure to inflation	Capital stock	Capital Stock
		S/(000)	S/(000)	S/(000)	US$(000)

Common shares	137,444,962	549,780	96,598	646,378	188,393
Treasury shares	(10,565,130)	(42,261)	(7,362)	(49,623)	(14,463)
	126,879,832	507,519	89,236	596,755	173,930

The market value of common shares amounted to US$56.52 as of December 31, 2007 (US$27.55 as of December 31, 2006) and had a trading turnover of 84 percent (79 percent as of December 31, 2006).

(b)	Investment shares -
Investment shares do not have voting rights or participate in shareholders’ meetings but do participate in the distribution of dividends. The table below presents the components of investment shares as of December 31, 2007 and 2006:

	Number of shares	Nominal value	Result from exposure to inflation	Investment shares	Investment shares
		S/(000)	S/(000)	S/(000)	US$(000)

Investment shares	372,320	1,489	260	1,749	510
Treasury investment shares	(30,988)	(124)	(3)	(127)	(37)
	341,332	1,365	257	1,622	473

The market value of investment shares amounted to US$41.81 as of December 31, 2007 (US$26.33 as of December 31, 2006), and had a trading turnover of 21 percent (32 percent as of December 31, 2006).

(c)	Additional paid-in capital -
Buenaventura’s additional paid-in capital as of December 31, 2007 includes the following:

-	The premium obtained on the issuance of Series B common shares for US$159,381,000;

-	Proceeds from the sale of ADR´s for US$8,827,000 in previous years; and,

-	The difference between the constant par value of treasury (common and investment) shares held through the Condesa subsidiary and the related inflation-adjusted cost of US$9,505,000.

(d)	Legal reserve -
The Peruvian Corporations Law (Ley General de Sociedades) requires that a minimum of ten percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20 percent of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation in both cases of replenishing it.

(e)	Dividends declared and paid -
The table below presents the dividends declared and paid in 2007, 2006 and 2005:

Meeting	Date	Dividends declared	Dividend per share
		US$(000)	US$(000)

2007 Dividends
Mandatory Annual Shareholders’ Meeting	March 28	50,992,000	0.37
Board of Directors’ Meeting	October 26	24,806,000	0.18
Less –dividends granted to Condesa		(5,826,000)
		69,972,000
2006 Dividends
Mandatory Annual Shareholders’ Meeting	March 30	30,320,000	0.22
Board of Directors’ Meeting	October 30	34,454,000	0.25
Less –dividends granted to Condesa		(5,007,000)
		59,767,000
2005 Dividends
Mandatory Annual Shareholders’ Meeting	March 31	23,498,000	0.17
Board of Directors’ Meeting	October 26	24,511,000	0.18
Less –dividends granted to Condesa		(3,705,000)
		44,304,000

17.	Tax Situation

(a)	The Company and its subsidiaries are subject to the Peruvian tax system. As of December 31, 2007, the income tax rate was 30 percent on taxable income.

Legal entities and individuals not domiciled in Peru are subject to an additional tax of 4.1 percent on the dividends received.

(b)
During the four years following the year of filing tax returns the tax authorities have the power to review and, as applicable, correct the income tax computed by the Company. The Income Tax and Value Added Tax (IGV) returns for the following years are open to review by tax authorities:

Entity	Years open to review by tax authorities

Compañía de Minas Buenaventura S.A.A.	2006 and 2007
Buenaventura Ingenieros S.A.	2003, 2004, 2005, 2006 and 2007
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	2003,2004, 2005, 2006 and 2007
Compañía Minera Condesa S.A.	2004, 2005, 2006 and 2007
Compañía Minera Colquirrumi S.A.	2003, 2004, 2005, 2006 and 2007
Consorcio Energético de Huancavelica S.A.	2003, 2004, 2005, 2006 and 2007
Contacto Corredores de Seguros S.A.	2003, 2004, 2005, 2006 and 2007
Inversiones Colquijirca S.A.	2003, 2004, 2005, 2006 and 2007
Sociedad Minera El Brocal S.A.A.	2004, 2005, 2006 and 2007
Minas Conga S.R.L.	2003, 2004, 2005, 2006 and 2007
S.M.R.L. Chaupiloma Dos de Cajamarca	2003, 2004, 2006 and 2007
Minera La Zanja S.R.L.	2004, 2005, 2006 and 2007
Minera Minasnioc S.A.C.	2004, 2005, 2006 and 2007

Due to the possible interpretations that the tax authorities might give to legislation in effect, it is not possible to determine whether or not any tax audits that are perform would result in increased liabilities for the Company, for which reason any tax or surcharge that could arise from possible tax audits would be applied to the income of the period in which it is determined. However, in Management's opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2007 and 2006.

Buenaventura -
Buenaventura’s Income Tax Returns for the 2000 and 2003 periods have been audited by the Tax Administration. As a result of the aforesaid, the Tax Administration has issued assessments denying recognition of Buenaventura’s tax-loss carryforwards declared as of December 31, 2000 and 2003 amounting to S/177,822,000 (US$51,828,000) and S/49,652,000 (US$14,472,000), respectively. The principal objection is against having considered certain non-taxable income (dividends and income originating from application of the equity accounting method) as taxable income for the purpose of determining tax-loss carryforwards. In Management's opinion, this interpretation has no legal basis, for which reason Buenaventura would obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

During the year 2007, Buenaventura’s Income Tax Returns for the 2004 and 2005 periods were audited by the Tax Administration. As consequence of the aforementioned, the Tax Administration issued assessments denying recognition of deductions of S/92,274,000 (US$31,450,000) for 2004 and S/119,785,000 (US$40,827,000) for 2005. The principal objection was against the recognition the deferred income from the sale of future production as taxable income when Buenaventura delivered the ounces of gold committed. In the opinion of Buenaventura’s Management, this interpretation has no legal basis, for which reason Buenaventura would obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

Cedimin -
Cedimin’s Income Tax Return for the 2002 period has been audited by the Tax Administration. As a result, the Tax Administration has issued assessments modifying the tax-loss carryforward declared by Cedimin. The principal objection is against having considered Cedimin’s loss of S/27,129,000 (US$7,907,000) on the sale of Minera Huallanca S.A.C. and Minera Yanaquihua S.A shares as non-deductible. In the opinion of Cedimin’s Management, this interpretation has no legal basis, for which reason Cedimin would obtain a favorable result in the tax claim procedure initiated against the above-indicated assessment.

Condesa -
Condesa’s Income Tax Returns for the 2000, 2001 and 2003 periods have been audited by the Tax Administration. As a result, the Tax Administration has issued assessments reducing the tax-loss carryforwards from previous years declared by Condesa in these periods by S/1,359,000 (US$396,000), S/15,594,000 (US$4,545,000) and S/13,892,000 (US$4,049,000) respectively. In addition, with respect to the 2001 Income Tax Return, the Tax Administration has determined a tax omission of S/1,153,000 (US$$336,000) and a fine of S/573,000 (US$167,000), mainly as consequence of reducing the tax loss originating from 2000. For these periods, the principal objection is against having considered non-taxable income (dividends) as taxable for purposes of determining the tax-loss carryforward. In the opinion of Condesa’s Management, this interpretation has no legal basis, for which reason Condesa would obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

Sociedad Minera El Brocal S.A.A. -
In 2006, the Tax Administration audited Sociedad Minera El Brocal S.A.A. (El Brocal)’s Income Tax Return for the 2003 period), determining an increase of S/2,292,000 (US$668,000) in net income for the period, claiming the omission of sales due to the allegedly improper deduction of freight and insurance on mineral exports, which in turn implied a reduction in the tax-loss carryforward for the same amount. The Tax Administration has issued an assessment alleging these concepts, which has not been accepted by El Brocal, for which reason the latter has filed a tax claim against this assessment. In the opinion of El Brocal’s Management, this interpretation has no legal basis, for which reason El Brocal would obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

(c)
As of December 31, 2007 the tax-loss carryforward determined by Buenaventura amounts to approximately S/489,254,000, arising mainly from the release of fixed prices in its commercial sales contracts.  This loss can be used to offset net income obtained in subsequent periods. As allowed by the Income Tax Law, Buenaventura has chosen a system for offsetting this loss with an annual cap equivalent to 50 percent of net future taxable income, until exhausting this amount. The amount of the tax-loss carryforward is subject to the results of the audits mentioned in the previous paragraph (b).

Buenaventura has decided to recognize a deferred income tax asset insofar as there it is more likely than not that the tax-loss carryforward can be used to offset future net income.

18.	Net sales and sales commitments

The Company’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The table below presents the net sales to customers by geographic region and product type:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Net sales by geographic region
Peru	346,704	294,375	121,210
Europe	97,960	86,919	66,145
America	219,220	70,196	48,415
Asia	66,540	57,497	13,406
Oceania	279	23,459	23,591

	730,703	532,446	272,767

Services rendered
Peru	16,318	15,626	10,620

	747,021	548,072	283,387

Net sales by product
Gold	270,016	125,838	107,396
Silver	14,471	5,157	2,325
Concentrates:
Gold	13,745	4,552	5,414
Silver	114,445	186,819	81,578
Zinc	174,980	169,215	52,676
Copper	3,339	577	410
Lead	139,707	40,288	22,968
	446,216	401,451	163,046
Services rendered	16,318	15,626	10,620

	747,021	548,072	283,387

Fixed price sales contracts -
The table below presents the movement in deferred income from sales of future production for the years 2007 and 2006:

	2007		2006
	Ounces committed at fixed price	Deferred income from sale of future production	Ounces committed at fixed price	Deferred income from sale of future production
		US$(000)		US$(000)

Opening balance	1,933,000	237,205	1,981,000	210,105
Agreement to release the fixed- price component in commercial contracts (a)	(971,000)	(129,804)	-	-
Transfer of derivative financial instruments liability to deferred income from sale of future production	-	-	340,000	77,425
Realization of deferred income from sale of future production	(40,000)	(5,393)	(388,000)	(50,325)
Ending balance (b)	922,000	102,008	1,933,000	237,205

Less - non-current portion	(922,000)	(102,008)	(1,565,000)	(194,173)
Current portion	-	-	368,000	43,032

(a)
As of December 31, 2006, Buenaventura had committed to sell 1,933,000 ounces of gold at previously-agreed prices that ranged from US$345 to US$451 per ounce of gold during the 2007-2012 period. In March and May of 2007, Buenaventura agreed with six of its customers to sell 971,000 ounces of gold at market prices instead of selling them at fixed prices. This agreement to release the fixed- price component in commercial contracts resulted in Buenaventura paying these customers US$315,726,000, with a charge to results for the period and reversing the provision of US$129,804,000 for deferred income from sale of future production held to these dates, with a credit to income of the period. The net effect, amounting to US$185,922,000, is presented in the consolidated statement of income.

(b)
As of December 31, 2007, the Company had commitments to sell 922,000 ounces of gold at previously-agreed prices that ranged from US$345 to US$451 per ounce of gold in periods from March 2010 to December 2012. The fair value of these contracts amounted to a loss position of US$452,700,000 as of December 31, 2007.

In 2008, as part of its business strategy, Buenaventura agreed with its customers to sell the ounces committed at market prices, see note 34.

Embedded derivative -
The Company’s sales based on a provisional sales price contain an embedded derivative which is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrates at the current spot LME price. The Company applies the normal purchase and sale exception allowed by SFAS 133 to the host contract in its concentrate sales agreements because the sales always result in physical delivery. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. At December 31, 2007, the Company had consolidated embedded derivatives based on forward prices for the expected settlement dates. Final prices on these sales will be established over the next several months pursuant to terms of sales contracts. The impact of fluctuations in the forward prices used for these derivatives through the settlement date is reflected as derivative gains and losses in revenues.
Concentrate sales include adjustments to the provisional sale value resulting from changes in the fair value of the embedded derivative. These adjustments resulted in reducing sales by US$5,984,000 and US$2,260,000 in 2007 and 2006; respectively and increasing sales by US$6,475,000 in the year 2005. See note 29.

Concentration of sales -
In 2007, the three most important customers represented 22%, 14% and 10% of total sales (13%, 14% and 17% of total sales in 2006). As of December 31, 2007, 47% of the accounts receivable are related to these customers (49% as of December 31, 2006). Some have sales contracts that guarantee supplying them the production from the Company’s mines at prices that are based on market quotations and/ or previously-agreed prices. The production from the Company’s mining units is currently committed under sales contracts, which expire on different dates, none beyond December 30, 2012.

19.	Costs of Sales, without Considering Depreciation and Amortization

The table below presents the components of this caption:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Contractors	63,909	51,988	41,703
Supplies	42,244	37,486	26,756
Utilities and other	39,101	34,419	9,780
Personnel expense	36,738	25,278	22,803
Provision for impairment of inventory	15	138	2,839
	182,007	149,309	103,881

20.	Exploration and development in operating units

The table below presents the components of this caption:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Exploration expenses
Orcopampa	9,047	10,853	7,957
Uchucchacua	8,913	11,847	10,528
Antapite	6,017	3,275	5,660
Shila	4,780	4,908	3,806
Poracota	3,217	-	-
Recuperada	2,756	1,396	-
Julcani	2,370	1,881	1,425
Ishihuinca	1,607	4,104	1,475

	38,707	38,264	30,851

Amortization of development costs	12,326	11,270	10,315
	51,033	49,534	41,166

21.	General and administrative expenses

The table below presents the components of this caption:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Stock appreciation rights, note 14	28,666	3,634	8,134
Personnel expense	12,820	12,010	9,794
Sundry expenses	6,619	6,201	5,453
Professional fees	6,512	6,102	6,349
Board of Directors’ fees	2,072	5,940	2,241
Insurance	769	794	596
Maintenance	589	585	673
Rent	464	481	373
Supplies	433	631	466
Amortization of other assets	261	261	271

	59,205	36,639	34,350

22.	Exploration in non-operating areas

The table below presents the components of this caption:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)
Outside of mining units
El Milagro Project	6,804	1,946	-
Mallay Project	4,279	1,802	533
Breapampa Project	4,256	-	-
Trapiche Project	3,009	2,820	852
Sausa Layo-Norte Project	1,733	3,386	1,644
La Zanja Project	1,583	4,449	3,286
Hatun Orco Project	1,272	2,546	1,167
Los Pircos-Cirato Project	1,049	3,442	962
Argentina Project	942	167	207

	2007	2006	2005
	US$(000)	US$(000)	US$(000)
Soras Poracota Project	852	771	211
Consolidado de Hualguayoc Project	838	-	-
Llillinta Project	827	-	-
Anamaray Project	799	324	247
El Faique Project	748	721	1,623
Pampa Andino Project	481	933	1,525
San Francisco Project (Argentina)	369	-	-
Hueso Sur Project	360	346	-
Tinyaclla Project	107	4,450	-
Other	2,733	442	10,301

	33,041	28,545	22,558

In mining units
Marcapunta	9,881	6,002	3,367
Recuperada	-	268	1,887
Other	3,485	1,375	-

	46,407	36,190	27,812

23.	Royalties

The table below presents the components of this caption:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Peruvian State	17,601	11,260	4,299
Sindicato Minero de Orcopampa S.A.	15,670	12,332	7,241
Minera El Futuro de Ica S.R.L.	707	828	669

	33,978	24,420	12,209

24.	Interest income and expense

The table below presents the components of this caption:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Interest income
Interest on deposits	9,120	5,534	2,584
Interest on loans	1,491	818	939
Income from liquidation of investment funds	1,161	1,597	-

	11,772	7,949	3,523

Interest expense
Loan interest	4,493	1,167	854
Accretion expense, note 14	2,456	3,535	2,306
Other	1,665	1,246	900

	8,614	5,948	4,060

25.	Other, net

The table below presents the components of this caption:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)
Other income
Reversal of the provision for impairment of inventory	2,413	1,645	-
Insurance proceeds	2,072	186	279
Net gain on sale of property, plant and equipment	237	24	351

	4,722	1,855	630

Other expenses
Adjustment of provision for closure of mining units and exploration projects	3,682	9,357	-
Accident in Colquijirca mining unit	2,696	-	703
Negotiated payment (voluntary mining contribution)	2,637	1,783	-
Net loss on sale of obsolete supplies	1,203	3,173	-
Provision for labor contingencies	549	1,319	485
Depreciation	-	211	217
Other	2,641	5,514	2,452

	13,408	21,357	3,857

Other, net	(8,686)	(19,502)	(3,227)

26.	Income tax and workers´ profit sharing

(a)
The Company and its subsidiaries recognize the effects of timing differences between the accounting basis and the tax basis. The table below presents the components of this caption, according to the items that give rise to them:

		Credit (debit) to the consolidated statement of income
	As of January 1, 2007	Income tax	Workers´ profit sharing	As of December 31, 2007
	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset
Tax - loss carryforward	-	45,056	13,060	58,116
Deferred income from sale of future production	81,342	(37,330)	(10,820)	33,192
Stock appreciation rights provision	3,686	7,576	2,196	13,458
Provision for closure of mining units	10,094	2,326	674	13,094
Loss on translation into U.S. dollars	3,955	3,852	1,116	8,923
Difference in depreciation and amortization rates	5,993	1,664	482	8,139
Embedded derivative from sale of concentrates	-	1,653	478	2,131
Other	10,282	536	157	10,975

	115,352	25,333	7,343	148,028

Less – Allowance for deferred asset recoverability	(3,905)	(132)	(38)	(4,075)

Deferred asset	111,447	25,201	7,305	143,953

		Credit (debit) to the consolidated statement of changes in Shareholders’ Equity
	As of January 1, 2007	Income tax	Workers´ profit sharing	As of December 31, 2007
	US$(000)	US$(000)	US$(000)	US$(000)
Less deferred liability affecting retained earnings
Derivative financial instruments	-	(2,198)	(637)	(2,835)

Deferred asset, net	111,447			141,118

Buenaventura has not recognized deferred income tax and workers´ profit sharing liabilities in relation to the excess of the accounting basis over the tax basis of investments in shares due to the following:

-
In the case of the Cerro Verde affiliate, Buenaventura has not recognized a deferred income tax and workers´ profit sharing liability for US$50,302,000 given that Buenaventura Management has the intention and capacity to hold this investment until its copper reserves are depleted; in this sense, Management believes that the timing differences will be reversed by means of dividends to be received in the future that are not subject to the income tax paid by the Company.

-
In the case of the Yanacocha affiliate, Buenaventura has not recognized a deferred income tax and workers´ profit sharing liability for US$150,713,000, given that Buenaventura Management has the intention and capacity to hold this investment until its gold and silver reserves are depleted; in this sense it is believed that the timing differences will be reversed by means of dividends to be received in the future that are not subject to the income tax paid by the Company.

(b)	The table below presents the current and deferred portions of the provisions for income tax and workers´ profit sharing shown in the consolidated statement of income for the years 2007, 2006 and 2005:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Income tax expense (income)
Current
Inversiones Colquijirca S.A.	54,350	48,752	8,504
Compañía de Minas Buenaventura S.A.A.	-	15,375	5,980
S.M.R.L. Chaupiloma Dos de Cajamarca	9,860	14,096	13,607
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C - Cedimin S.A.C.	2,508	1,288	650
Consorcio Energético de Huancavelica S.A.	933	726	380
Inversiones Mineras del Sur S.A. (ii)	-	-	3,579
Other	1,525	582	163

	69,176	80,819	32,863

Deferred
Compañía de Minas Buenaventura S.A.A.	(21,409)	(13,904)	(8,536)
Inversiones Colquijirca S.A.	(3,230)	(2,800)	(363)
Inversiones Mineras del Sur S.A. (ii)	-	-	(973)
Other	(562)	(82)	(175)

	(25,201)	(16,786)	(10,047)

Total	43,975	64,033	22,816

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Workers´ profit sharing expense (income) (i)
Current
Inversiones Colquijirca S.A.	15,753	14,130	2,465
Compañía de Minas Buenaventura S.A.A.
Current - legal	-	4,444	1,733
Current - without effect of unusual item	10,322	-	-
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C – Cedimin S.A.C.	727	374	168
Consorcio Energético de Huancavelica S.A.	164	127	67
Inversiones Mineras del Sur S.A. (ii)	-	-	1,038
Other	270	61	35

	27,236	19,136	5,506
Deferred
Compañía de Minas Buenaventura S.A.A.	(6,204)	(4,030)	(2,474)
Inversiones Colquijirca S.A.	(936)	(811)	(105)
Inversiones Mineras del Sur S.A. (ii)	-	-	(283)
Other	(165)	(24)	(51)

	(7,305)	(4,865)	(2,913)

Total	19,931	14,271	2,593

(i)
According to Peruvian law, mining companies with more than 20 employees must have an workers´ profit sharing plan equivalent to 8 percent of annual taxable income. As of December 31, 2007, 2006 and 2005, S.M.R.L. Chaupiloma Dos de Cajamarca, Contacto Corredores de Seguros S.A. and Compañía Minera Condesa S.A. had less than 20 employees.

(ii)
The current and deferred portions of the Inversiones Mineras del Sur S.A. provisions for income tax and workers´ profit sharing for 2006 are shown as part of Compañía de Minas Buenaventura S.A.A., as a result of the merger explained in note 2.

(c)	During the years 2007, 2006 and 2005, the provisions posted for workers´ profit sharing and income tax in the Statement of Income were determined as follows:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Income before workers´ profit sharing and income tax	435,056	594,508	333,777
Combined legal rate	35.60%	35.60%	35.60%
Workers´ profit sharing and income tax expense according to combined legal rate	154,880	211,645	118,825

Permanent differences:
Effect of share in affiliated companies	(88,842)	(111,488)	(93,982)
Gain (loss) on change in the fair value of gold certificates	(1,825)	1,731	-
Effect of the fair value of derivative contracts that were changed to commercial contracts	-	(27,563)	(18,585)
Effect of the fair value of derivative financial instruments	-	4,723	9,465
Other permanent items	(307)	(744)	9,686

	(90,974)	(133,341)	(93,416)

Total	63,906	78,304	25,409

27.	Basic and diluted earnings per share

The table below presents the computation of basic and diluted earnings per share for the years 2007, 2006 and 2005:

	2007	2006	2005

Net income (numerator) – US$	274,761,000	428,057,000	288,397,000
Shares (denominator)	127,221,164	127,221,164	127,229,844
Basic and diluted earnings per share– US$	2.16	3.36	2.27

The number of shares used as the denominator for computing the basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 was determined as follows:

	2007	2006	2005

Common shares	137,444,962	137,444,962	137,444,962
Investment shares	372,320	372,320	372,320
	137,817,282	137,817,282	137,817,282
Less - Treasury shares	(10,596,118)	(10,596,118)	(10,596,118)
	127,221,164	127,221,164	127,221,164

Weighted average number of shares outstanding	127,221,164	127,221,164	127,229,844

28.	Disclosure of information on segments

International Accounting Standard (IAS) 14 requires that corporations present financial information by line of business and by geographic area. Corporations should take into account their organizational structure and internal reporting system to identify reportable segments. A business segment is a component of a corporation that provides a single product or service or a group of related products and services and that is subject to risks and returns that are different from those of other business segments. A geographic segment is a component of a corporation that provides products and services within a particular economic ambit and that is subject to risks and returns that are different from those of components operating in other economic ambits.

The Company’s most important line of business is mining, which activities are carried out through eight companies. Management believes that these companies can be combined in a single segment (mining) due to the fact that they show similar financial performance and characteristics as far as the nature of its products, the nature of the production process, the class of customers and the legal framework. The electricity, mining consultancy and insurance segments are not relevant for purposes of assessing the course of the business; thus Management believes that the Company’s only reportable segment is mining.

The Company’s geographic segments have been determined based on the location of its assets: Peru. Sales to customers abroad are disclosed in geographic segments based on the geographic location of its customers.

29.	Derivative Financial Instruments

Derivative contracts -
In March 2006, Buenaventura completed the conversion of the gold derivative contracts that it held as of December 31, 2005 to normal sales contracts (for 340,000 ounces of gold). The losses resulting from these contracts, during the time that they were in effect, were US$13,268,000 in 2006 and US$26,588,000 in 2005.

As of December 31, 2007, Buenaventura held put option contracts (gold convertible put option contracts), which grant it the right to sell 172,500 ounces of gold at an average price of US $345 per ounce, depending on certain market conditions. These contracts have different expiries through July 2011; their fair value was less than US$1,000 as of December 31, 2007.

During the year 2007, El Brocal entered into price-hedge contracts to cover the future flows from its sales. The critical terms of these hedge operations have been negotiated with brokers so that they coincide with the negotiated terms of the commercial contracts to which they are related. The hedge of cash flows from sales to be made in the coming years has been assessed by El Brocal Management as being 100% effective. The effectiveness of hedge operations has been measured by means of the dollar-offset method since El Brocal management believes that it is the method that best reflects the objective of managing risk in relation to hedge. In 2007, El Brocal posted a credit of US$7,964,000 to the “Unrealized gain on derivative financial instruments” equity account due to the changes in fair value occurring this year. This amount, net of the deferred income tax and workers´ profit sharing amounting to US$2,835,000, is presented separately in the Unrealized loss on derivative financial instruments equity account.

In 2007, El Brocal recognized losses of US $454,000 in relation to hedge transactions settled in this period. These amounts are included in the Net sales caption of the consolidated statement of income.

The table below presents the hedge instruments held by the El Brocal subsidiary as of December 31, 2007:

Metal	Broker	Amount	Fixed Price	Period	Fair value
			US$(000)		US$(000)

Zinc	Sempra Metals Limited	6,000 MT	3,050	July 2008 - June 2009	4,049
Zinc	Standard Bank	1,500 MT	2,960	July 2009 - December 2009	896
Zinc	Standard Bank	1,500 MT	2,845	January 2010 - June 2010	733
Lead	BNP Paribas	3,000 MT	2,835	January 2008 - December 2008	912
Lead	Sempra Metals Limited	2,100 MT	2,710	January 2009 - June 2009	563
Lead	Sempra Metals Limited	1,800 MT	2,595	July 2009 - December 2009	384
Lead	Sempra Metals Limited	2,100 MT	2,525	January 2010 - June 2010	427
					7,964
Non-current portion					(5,035)
Current portion					2,929

Embedded derivative due to changes of the prices in commercial contracts -
The Company’s concentrate sales contain embedded derivatives that must be separated from the commercial contracts for accounting purposes, for which they are recognized as assets and liabilities at fair value in the balance sheet, see note 3(t).

As of December 31, 2007, the provisional settlements (in metric tons of silver, zinc, lead and copper) held by El Brocal and their periods for final liquidation are as follows:

			Quotations
Metal	Amount	Expiry 2008	Provisional	Future	Fair value
			US$	US$	US$(000)

Zinc	85,784 MT	January - April	Between 2,241 and 3,830	Between 2,353 and 2,975	(6,655)
Lead	35,030 MT	January - April	Between 1,915 and 3,729	Between 2,549 and 3,720	959
Copper	2,586 MT	January - May	Between 6,715 and 8,008	Between 6,588 and 6,685	(64)
					(5,760)
Embedded derivative held by Buenaventura					(224)
Embedded derivative held as of December 31, 2007					(5,984)

The fair value of this embedded derivative is a loss of US$5,984,000 and is shown in the Sales caption of the consolidated statement of income.

30.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risks (including interest-rate risk, currency risk and the risk of changes in the prices of minerals), credit risk and liquidity risk. The Company’s risk-management program seeks to reduce the potential adverse effects on its financial performance.

Company Management controls and monitors the currency, interest-rate, credit and liquidity risks following policies approved by the Board of Directors. The most important aspects for Management of these risks are:

(a)	Currency risk -
The Company purchases and sells its products and obtains financing for working capital and investments in U.S. dollars. The El Brocal subsidiary holds assets and liabilities denominated in Nuevos Soles; nevertheless Management believes that future fluctuations in the exchange rate for Peruvian currency against the US dollar will not significantly affect the results of the Company’s future operations and is currently not hedging such risk.

(b)	Interest-rate risk -
The Company’s exposure to this risk arises from changes in the interest rates in its financial instruments and liabilities. The Company holds financial instruments, mostly time deposits, subject to a fixed interest rate, and financial liabilities at a floating interest rate. Nevertheless, the Company does not expect to incur material losses due to interest-rate risk because its time deposits have short-term maturities and are followed-up by the Management.

(c)	Price risk -
As of December 31, 2007, the Company is exposed to risk in the change of prices on the minerals markets. For thus, the Company had partially committed its future production at fixed prices in various maturity dates but do not extend beyond December 31, 2012. Due to the current minerals quotation, the Company agreed with those customers with which it had commercial contracts at previously-agreed prices to sell the ounces of gold at market prices during the 2010 - 2012 period, See note 34(a).
Management assesses the advisability of periodically executing or renegotiating fixed-price contracts.

(d)	Credit risk -
The Company conducts commercial operations only with a portfolio of local and international customers of renowned credit and solvency. The Company’s policy is that all customers that wish to do business using credit are subject to credit-verification procedures. The Company’s greatest credit-risk exposure is the book value of its trade accounts receivable.

With respect to the credit risk arising from the Company’s other financial instruments (mainly the balances deposited in banks) the Company’s credit-risk exposure due to non-fulfillment by a counterpart would at most be the book value of those financial instruments.

(e)	Liquidity risk -
The Company has sufficient funds to meet the commitments it has assumed; thus it believes that it has little liquidity risk.

31.	Fair value of financial instruments

The information on the fair value of financial instruments, is presented below:

-	Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.

-	The fair value of long-term debt approximates its book value because it has recently been obtained.

-	The fair value of the income deferred from sale of future production is a loss of US$452,700,000 as of December 31, 2007 (US$585,662,000 as of December 31, 2006).

32.	Commitments and contingencies

(a)	Environmental -
The Company’s exploration and exploitation activities are subject to environmental protection standards, in compliance with which the Company has filed preliminary environment assessments and Environmental Adjustment and Management Programs (PAMA) for its mining units. The Ministry of Energy and Mines has approved the PAMA presented by the Company for its Uchucchacua, Julcani, Orcopampa and Huachocolpa mining units. As of December 31, 2006, the PAMA for the Uchucchacua, Julcani and Orcopampa mining units had been completed.

Law 28090 was promulgated on October 14, 2003 to rule the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. On August 15, 2005 the Law’s regulations were approved. According to their first transitory disposition, closure plans approved prior to enactment of the regulations must be adjusted to the new provisions within a term no greater than nine months starting from their publication. During the year 2006, in compliance with this Law, the Company completed the Mine Closure Plan assessments for its mining units. To the date of this report, these Mine Closure Plans are pending approval by the Ministry of Energy and Mines.

In 2007 the Company made disbursements of US$3,471,000 (US$3,130,000 and US$4,549,000 during the years 2005 and 2006, respectively, related to activities included in the mine closure budgets. As of December 31, 2007, the Company has recognized liabilities amounting to US$57,889,000 (US$54,287,000 as of December 31, 2006) related to its obligations for the future closure of mining units, see note 14.

On July 2, 2004 the Congress of the Republic passed Law No. 28271 "Law to Regulates the Environmental Liabilities of Mining Activities". This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations. On December 7, 2005, the corresponding regulations were approved, and mining companies were given one year to estimate the amount of their environmental liabilities and to file a mine closure plan. According to these regulations, the Ministry of Energy and Mines had to prepare a preliminary inventory of environmental liabilities, identifying one responsible party for each remediation area. This inventory was published by means of Ministerial Resolution No.290-2006 issued June 15, 2006 and the holders of the mining concessions were given sixty days to identify new liabilities and to make the corresponding objections.

The Company reconciled the areas identified by the Ministry of Energy and Mines to those identified in its own records and proceeded to estimate its liabilities, posting an operating expense of US$6,764,000 (US$4,980,000 related to the Santa Barbara unit and US$1,784,000 related to the Buenaventura operating units) as of December 31, 2006. The mine closure plans were prepared by an independent third party authorized by the Ministry of Energy and Mines. The Company expects to settle these liabilities over the next three years.

The Company believes that the liabilities posted are sufficient to comply with the environmental regulations in effect in Peru.

(b)	Leased concessions -
Sindicato Minero Orcopampa S.A.
The Company pays 10% on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043.

Minera El Futuro de Ica S.R.L.:
INMINSUR entered into a contract with Minera El Futuro de Ica S.R.L. to operate leased mining concessions in the department of Arequipa. The contractual terms establish that the lease is subject to payment of a royalty equivalent to seven percent of the monthly sales value of concentrates. As part of the merger explained in note 2, Buenaventura has assumed this contract, which will be in force until the year 2015.

The total expense for mining royalties, amounting to US$16,377,000 in 2007 (US$13,160,000 and US$7,910,000 in 2006 and 2005, respectively), is shown as an operating expense in the consolidated statement of income, see note 23.

(c)	Legal and tax procedures -

Buenaventura’s legal procedures
Buenaventura is a party in legal procedures that have arisen in the normal course of its activities; nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, in particular or as a whole, could result in material contingencies.

Yanacocha’s judicial procedures -
Mercury spill in Choropampa
In June 2000 a Yanacocha contractor spilled approximately 11 liters of mercury near Choropampa, located 85 kilometers from Yanacocha. In August 2000, under protest Yanacocha paid the Peruvian Government (Ministry of Energy and Mines) a fine amounting to S/1,740,000 (approximately US$0.5 million). Yanacocha has made out-of-court settlements with the people affected by the incident for the purpose of carrying out a series of public works as compensation for the disadvantages and interruptions caused by the incident. Yanacocha, related companies and the others accused were sued by more than 1,100 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Federal Court in Colorado. This law suit seeks compensation for damages related to the incident. In February 2005, Yanacocha filed its answer with the Denver District Federal Court. The parties involved in this case agreed to submit the case to arbitration. In October 2007, the parties to the arbitration entered a court-approved settlement agreement, resolving most of these cases.

In May 2002, additional judicial procedures related to the Choropampa incident were filed in two local courts in the city of Cajamarca, Peru, by more than 900 Peruvian citizens. These suits seek the payment of US$229,400,000 and S/1,245,000 (equivalent to US$354,000). As of December 31, 2006, Yanacocha had reached settlements with approximately 40% of the plaintiffs for amounts considerably lower that those initially demanded in their complaints, thereby significantly reducing the contingency that these cases created.

In addition, more than half of the remaining plaintiffs in these cases had made out-of-court settlements with Yanacocha before filing their suits. Yanacocha has made motions to dismiss based on these previous settlements and has obtained favorable rulings from the Civil Part of the Cajamarca Superior Court. The plaintiffs have appealed many of these decisions before the Supreme Court, where they are currently pending.

As of December 31, 2007, Yanacocha had disbursed approximately US$37.1 million applied to public works, personal remediation efforts, compensation and to communities, as well as to fines, legal and notary fees and other related costs and expenses, which have been partially offset by approximately US$14.3 million in insurance proceeds. Yanacocha cannot predict the amount of additional expenses related to these claims.

Conga -
Yanacocha is involved in a dispute with the Provincial Municipality of Celendín with respect to the authority of that government to rule development of the Minas Conga ore deposit. In 2004, the Municipality of Celendín promulgated a decree declaring Minas Conga and its river basin a natural reserve and protected area. As in the case of Cerro Quilish (see the following paragraphs), Yanacocha has protested this decree arguing that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by Yanacocha’s mining concessions. Based on the precedents established by the Constitutional Court, Yanacocha believes that a similar result will occur to protect its rights. In August 2007, a Peruvian Court of First Instance upheld Chaupiloma’s claim, stating that the Municipality of Celendín lacks the authority to create protected nature areas. The Municipality of Celendín has not appealed the ruling. Based on legal precedent established by Peru's Constitutional Tribunal and the foregoing resolution of Chaupiloma claim, it is reasonable to believe that Yanacocha’s mining rights will be upheld.

Hacienda Los Negritos -
On October 21, 2002, Yanacocha was sued by Grimaldina Malpica Rojas, who was seeking: (i) to repossess the Los Negritos property, which is currently retained and occupied by Yanacocha, and (ii) payment for damages and injury amounting to US$65 million.

Yanacocha has opposed the complaint and all of its demands, requesting that the registry entry filed by the plaintiff in the Cajamarca public records registry be declared invalid. The law suit is currently pending resolution in the Cajamarca Trial Court. Yanacocha considers the plaintiff’s claim as baseless.

Baños del Inca -
On September 11, 2006, the Baños del Inca Municipality issued a declaration designating the area that includes the Carachugo and San José expansion projects as reserved and protected areas. Based on previous experience and the actions taken by the Constitutional Court (Peruvian Court of last resort in constitutional matters) with respect to the Cerro Quilish case, in which it was decided that such a declaration would not affect Yanacocha’s mining rights, the latter considers that the Baños del Inca declaration should not have any impact on Yanacocha’s legal rights to operate these concessions. The judicial procedure is currently pending resolution in the Lima Trial Court.

San Pablo -
On February 16, 2007 the Municipality of San Pablo promulgated a decree declaring Las Lagunas and Pozo Seco as a natural reserve and protected area. Based on the precedents established and the actions taken by the Constitutional Court with respect to the Cerro Quilish case, Yanacocha has opposed this decree arguing that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by Yanacocha’s mining concessions. The trial court rejected the claim based on formal land. The court’s resolution has been appealed and is pending resolution in the Lima Appellate Court.

Tax procedures -
As of December 31, 2007, the Tax Authority had audited the tax returns from the period 2003 forward. As a result of these audits, the Tax Authority issued certain assessments, with which Yanacocha and its legal advisers do not agree. For 2004 and 2006, Yanacocha has paid US$11,500,000 and US$7,600,000, respectively, with the objective of preventing the accrual of interest and fines generated on the assessments proposed, which are of a timing nature. It should be mentioned that the assessments relate to the timing of certain deductible expenses. Yanacocha has posted a provision for financial purposes for an amount that represents Management’s best estimate of the income tax expense resulting from these tax audits. In the opinion of Yanacocha’s Management, resolution of the income tax controversy will not have a material effect on the financial statements or on Yanacocha’s liquidity.

Other contingencies - Cerro Quilish
Yanacocha has a dispute with the Provincial Municipality of Cajamarca with respect to that government body’s authority to rule the development of the Cerro Quilish gold deposit. Cerro Quilish is located on the same slope as the city of Cajamarca. The Municipality has promulgated a decree that declares Cerro Quilish and its slope as a protected area and natural reserve. Yanacocha has opposed this decree arguing that, under Peruvian law, local governments do not have the authority to create such areas. The Peruvian Constitutional Court heard the case in early 2003, and on April 7, 2003 decided that Yanacocha had the right to explore this area in accordance with its mining concessions. The Court demanded that Yanacocha complete an environmental impact assessment conducted by independent certified organizations or entities before initiating any work in Cerro Quilish, and that it adopt the mitigation measures necessary to protect the quality and amount of water supplied to the City of Cajamarca. In July 2004, Yanacocha received a drilling permit and began its exploration activities in the Cerro Quilish deposit. In September 2004, city of Cajamarca residents blocked the highway between the city of Cajamarca and the mine to protest against these exploration activities. Yanacocha suspended all drilling activities in Cerro Quilish and the blockade ended. In November 2004, as an acknowledgement of community concerns, Yanacocha asked for and received a revocation of its drilling permit for Cerro Quilish. In this regard, Yanacocha continues to work to improve its relationship with the communities in the vicinity of Cajamarca.

(d)	Guarantees granted -
On September 30, 2005, Cerro Verde signed several contracts with various export credit agencies and commercial banks in relation to a US$450-million financing for expansion of its operations. The financing received required establishing mortgages and liens on Cerro Verde’s assets, and also that Phelps Dodge, Sumitomo and Buenaventura comply with maintaining a minimum equity, which in the case of Buenaventura amounted to US$600 million. A company that fails to meet this condition would have to grant a letter of guarantee in favor of the representative of the banks that participated in the financing. Furthermore, the shares that Buenaventura held in Cerro Verde were pledged in favor of these banks.

In September 2007, Cerro Verde repaid the loan to the financial entities, and on October 25, 2007 the mortgages and liens were lifted.

33.	Transactions with affiliates

The Company has carried out the following transactions with affiliates in the years 2007, 2006 and 2005:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”)
This is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha. In 2007, these royalties amounted to US$34,014,000 (US$48,475,000 and US$46,094,000 in 2006 and 2005, respectively) and is presented in the “Royalty income” caption in the consolidated statement of income.

Compañía Minera Condesa S.A. (“Condesa ") -
In 2007, Yanacocha granted approximately US$43,650,000 (US$209,520,000 and US$76,955,000 in 2006 and 2005, respectively) in cash dividends to Condesa.

Sociedad Minera Cerro Verde S.A.A. ("Cerro Verde") -
In 2007, Buenaventura received the amount of US$114,694,000 (US$12,793,000 in the year 2005) in cash dividends from Cerro Verde.

Buenaventura Ingenieros S.A. ("Bisa") -
Bisa renders engineering services to Yanacocha. The income related to these services amounted to approximately US$4,002,284 in 2007 (US$5,163,100 in 2006 and US$3,434,450 in the year 2005). These amounts are presented in the “Net sales” caption of the consolidated statement of income.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -
In November 2001, Conenhua entered into a contract with Yanacocha to provide electrical energy transmission and services for a term of ten years, for which an annual compensation of US$3.7 million was set. The income related to this service during the year 2007 amounted to approximately US$4,407,000 (US$3,873,000 and US$3,877,000 in 2006 and 2005, respectively) and is presented in the “Net sales” caption of the consolidated statement of income.

As a result of the transactions indicated above and other minor ones, the Company has the following accounts receivable from affiliates:

	2007	2006
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	14,307	11,329
Other	113	385
	14,420	11,714

34.	Subsequent Event

(a)
On January 24, and February 6 2008, Buenaventura agreed with those customers with which it had commercial contracts at previously-agreed prices to sell the ounces of gold at market prices during the 2010 - 2012 period. As a result of these agreements, Buenaventura has been freed from the obligation to sell 922,000 ounces of gold at agreed prices which will now be sold at the market price in effect on the date of each physical delivery. Buenaventura agreed to pay approximately US$517,025,000 for these settlements. Buenaventura has made disbursements with a charge to results for the period and reversing the provision of US$102,008,000 for deferred income from sale of future production held to these dates, with a credit to income of the period. The net loss of US$415,017,000 was recorded in the 2008 consolidated statement of income.

(b)
The Mandatory annual Shareholders’ Meeting held March 27, 2008, agreed to increase the nominal value of the common and investment shares from S/4.00 to S/20.00 each. For this, the Meeting approved the capitalization of retained earnings for the amount of S/2,108,219,000 (US$626,421,000) increasing the capital stock account and investment shares by US$576,610,000 and US$1,546,000, respectively.

In this meeting, the shareholders approved a subsequent two for one stock split. The Company expects that the stock split will be effected in July 2008, at which time holders of Common Shares, Investment Shares and ADSs will receive one additional Common Share, Investment Share or ADS, as the case may be, for each Common Share, Investment Share or ADS, as the case may be, held by such holder.  In connection with the stock split, bylaws have been amended to decrease the nominal par value of Common Shares and Investment Shares from S.20.00 to S/.10.00.

(c)
On February 20, 2008, Buenaventura signed a Syndicate Bridge Loan Agreement for the amount of US$450 million with a syndicate of banks led by Banco de Credito del Peru (the agent bank). On May 21, 2008, in order to repay a US$450 million bridge loan that was used to finance the unwinding of Company’s gold hedge book in February 2008, Buenaventura borrowed US$450 million, referred to as the Syndicated Term Loan, under a new Term Loan Agreement. Borrowing under the Syndicated Term Loan will bear interest at a rate per annum equal to LIBOR plus 2.25%, payable quarterly until maturity in May 2013. Obligations under the Syndicated Term Loan are guaranteed by Compañía Minera Condesa, S.A., Company’s wholly owned subsidiary. The term loan agreement governing the Syndicated Term Loan contains certain customary covenants and events of default.

35.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

Differences in preparation

The Company's consolidated financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in Note 36 and are principally related to the items discussed in the following paragraphs:

Shares in Yanacocha and Cerro Verde
Peruvian GAAP – In the consolidated financial statements, Yanacocha and Cerro Verde are accounted for by the equity method. The consolidated results and shareholders’ equity include the participation in Yanacocha and Cerro Verde which are obtained from their financial statements prepared following Peruvian GAAP, modified to recognize the current accounting policies of Buenaventura.

U.S. GAAP – The consolidated results and shareholders’ equity under U.S. GAAP include the shares in Yanacocha and Cerro Verde obtained from those entities financial statements prepared in accordance with U.S. GAAP.

Deferred Income Tax
Peruvian GAAP – Under paragraph 70 of IAS 1, Presentation of Financial Statements, deferred tax assets and liabilities are always classified as non-current assets or liabilities.

U.S.GAAP – Deferred income tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes.

Under Peruvian GAAP, specifically paragraph 41 of IAS 12 – Income Taxes, the Company must consider the effect on the deferred income tax and workers’ profit sharing generated by maintaining book basis in U.S. dollars and a tax basis in Nuevos Soles (for tax purposes, the functional currency is Nuevos Soles). US GAAP, FAS 109 - Accounting for Income Taxes, prohibits the recognition of a deferred tax liability or asset for differences related to non-monetary assets and liabilities that, under FASB 52 “Foreign Currency Translation”, are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates. Therefore, the deferred income tax recorded under Peruvian GAAP has been included as a reconciliation item, see note 36.

Workers' profit sharing
Peruvian GAAP – Workers' profit sharing expense (income) is separately presented in the consolidated statements of income in a similar way as income tax expense (income). Also, deferred workers' profit sharing asset (liability) is separately presented in the consolidated balance sheets in a similar way as deferred income tax assets (liabilities).

U.S. GAAP – The practice is to recognize the workers' profit sharing expense (income) as part of operating expense (income). Also, deferred workers' profit sharing assets (liabilities) shall be classified as current or non-current based on the classification of the related assets or liability for financial reporting purposes.

See also discussion on recognition of deferred tax liability or asset arising from remeasurement from the local currency into the functional currency in the section Deferred Income Tax above.

Guarantees
Peruvian GAAP – Under Peruvian GAAP, when an enterprise issues a guarantee, this commitment has to be disclosed in the notes to financial statements. A liability related to the guarantee will be recognized when it is probable that resources of the Company will be required to settle the obligation and it can be reasonably estimated.

U.S. GAAP – Under U.S. GAAP, FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee.

As a guarantor, Buenaventura was involved in financial guarantees related to Cerro Verde debt-financing facility, see note 33(d) to the consolidated financial statements. As of December 31, 2006 and 2005, under U.S. GAAP, such guarantees should be accounted for at fair value, which was deemed insignificant.
In September 2007, Cerro Verde repaid the loan to the financial entities, and on October 25, 2007 the mortgages and liens were lifted. For this reason, there is no US GAAP difference in connection with this guarantee.

Equity accounts translation
Peruvian GAAP – Under Peruvian GAAP, based on IAS 21 - The Effects of Changes in Foreign Exchange Rates, when there is a change in an entity’s functional currency, the entity shall apply the translation procedures applicable to the new functional currency prospectively from the date of the change using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Therefore, for Peruvian GAAP purposes, the Company has translated equity accounts into U.S. dollars using the exchange rate as of December 31, 2005.

U.S. GAAP – Under U.S. GAAP, based on FAS 52 - Foreign Currency Translation, equity accounts should be translated into U.S. dollars using historical exchange rates. If the Company had applied historical exchange rates to translate its equity accounts, the detail of equity accounts as of December 31, 2007 and 2006, would have been the following:

	2007		2006
	U.S. GAAP	Peruvian GAAP	U.S. GAAP	Peruvian GAAP
	US$(000)	US$(000)	US$(000)	US$(000)

Capital stock, net of treasury shares for US$14,474,000 in 2007 and 2006	134,645	173,930	134,645	173,930
Investment shares, net of treasury shares for US$37,000 in 2007 and 2006	357	473	357	473
Additional capital	176,633	177,713	176,633	177,713
Legal reserve and other reserves	37,313	37,948	37,313	37,948
Retained earnings	1,029,687	1,056,937	874,775	852,148
Cumulative translation loss	(19,323)	(34,075)	(19,323)	(34,075)
Unrealized gain on valuation of derivative financial instruments, net	1,518	1,518	-	-
Cumulative unrealized gain on investments in shares carried at fair value	154	158	928	932

Total shareholders´ equity, net (not including minority interest under Peruvian GAAP)	1,360,984	1,414,602	1,205,328	1,209,069

Acquisition of minority interests
Peruvian GAAP – In November 30, 2006, Buenaventura acquired a minority interest in its subsidiary INMINSUR. IFRS 3, Business Combinations, states that the acquisition of a minority interest is not a business combination; therefore, Buenaventura has recorded the difference between the cost of acquisition and the book value of the minority interest acquired as Mining Rights (the “Parent entity extension method”). This is an acceptable method of accounting for acquisition of minority interests.

US GAAP – Under SFAS No. 141, Business Combinations, the acquisition of some or all of the non-controlling interests in a subsidiary is not a business combination. However, paragraph 14 of this Statement specifies that such acquisition - whether acquired by the parent, the subsidiary itself, or another affiliate - shall be accounted for using the purchase method. Any difference between the cost of acquisition and the fair value of the minority interest acquired is recorded as Mining Right. The difference between the book value and the fair value of the net assets acquired in INMINSUR is immaterial and is not presented as a reconciliation item between Peruvian GAAP and US GAAP.

Differences in presentation
Presentation of minority interests
Under Peruvian GAAP, based on IAS 1 - Presentation of Financial Statements, minority interests should be presented within equity, but separate from the parent shareholders' equity.

Under U.S. GAAP, minority interests shall be presented outside equity, between liabilities and equity. Consequently, minority interest has been included as a reconciliation item, see note 36.

Presentation of royalties and unusual item related to net loss on release of fixed-price component in commercial contracts

Peruvian GAAP – Royalties granted to the Peruvian State and third parties amounting to US$33,978,000, US$24,420,000 and US$12,209,000 in 2007, 2006 and 2005, respectively, as well as the unusual item related to net loss on release of fixed-price component in commercial contracts amounting to US$185,922,000 in 2007, are presented as part of operating expenses.

US GAAP – The royalties above mentioned must be presented as part of operating costs, affecting the gross margin. The presentation of the loss on the derivative contracts as unusual item is not permitted.

36.	Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP

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

The following is a summary of the adjustments to net income for the years ended December 31, 2007, 2006 and 2005 and to shareholders' equity as of December 31, 2007 and 2006 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Net Income	274,761	428,057	288,397
Items increasing (decreasing) reported net income
Deferred Income tax and workers´ profit sharing arising from having a functional currency different from the currency used for tax purposes	(4,968)	(3,381)	-
Share in investment in affiliate	(44,356)	-	-
Other	32	32	142
Deferred Income tax and workers’ profit sharing assets, net	(11)	(11)	(51)
Net adjustments	(49,303)	3,360	91

Net income under U.S. GAAP	225,458	424,697	288,488

Other comprehensive income (loss)
Investments in shares held at fair value	61	28	(14)
Financial Investments maintained at fair value	798	834	-
Realization of accumulated gain on financial instruments available-for-sale	(1,633)	-	-
Cumulative translation adjustment	-	-	19,896
Gain (loss) on translation to U.S. dollar	-	-	432
Unrealized gain on derivate financial instruments held by subsidiary	1,518	-	303
Other	-	374	-

Total comprehensive income under U.S. GAAP	226,202	425,933	309,105

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Accumulated other comprehensive income (loss) under U.S. GAAP
Investments in shares maintained at fair value	158	98	70
Financial Investments maintained at fair value	-	834	-
Cumulative translation loss	(34,075)	(34,075)	(34,075)
Unrealized gain on derivate financial instruments held by subsidiary	1,518	-	-
Other	643	643	269
Total accumulated other comprehensive loss under U.S. GAAP	(31,756)	(32,500)	(33,736)

Basic and diluted income per share under U.S. GAAP	1.78	3.34	2.27

	2007	2006	2005
	US$(000)	US$(000)	US$(000)
Shareholders´ equity according to the financial statements under Peruvian GAAP	1,580,216	1,300,506	862,959
Minority interest presented within equity under Peruvian GAAP	(165,614)	(91,437)	(23,416)
Share in investment in affiliate	(44,356)	-	-
Deferred income tax and worker's profit sharing arising from having a functional currency different from the currency used for tax purposes	(8,923)	(3,381)	-
Other	(527)	(559)	(591)
Deferred income tax and workers' profit sharing assets, net	188	199	210
Shareholders´ equity according to the financial statements under U.S. GAAP	1,360,984	1,205,328	839,162

The following is a roll forward of the components of shareholders' equity under U.S. GAAP:

US$(000)
Shareholders´ equity under U.S. GAAP at January 1, 2005	574,649

Net Income in accordance with U.S. GAAP	288,488
Declared and paid dividends	(44,304)
Fair value of derivative instruments classified as hedging instruments held by El Brocal	303
Investments shares acquired by Subsidiary	(288)
Cumulative translation adjustment	19,896
Gain on translation to U.S. dollar	432
Investments in shares held at fair value	(14)
Shareholders´ equity under U.S. GAAP at December 31, 2005	839,162
Net Income in accordance with U.S. GAAP	424,697
Declared and paid dividends	(59,767)
Other	374
Financial Investments held at fair value	834
Investments in shares held at fair value	28
Shareholder's equity under U.S. GAAP at December 31, 2006	1,205,328
Net Income in accordance with U.S. GAAP	225,458
Declared and paid dividends	(69,972)
Financial Investments held at fair value	(835)
Investments in shares held at fair value	61
Unrealized gain on derivate financial instruments held by subsidiary	1,518
Other	(574)
Shareholder's equity under U.S. GAAP at December 31, 2007	1,360,984

FASB Interpretation N° 48, “Accounting for Uncertainty in Income Taxes” (FIN 48)
On January 1, 2007 the Company adopted FASB Interpretation N° 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) an interpretation of FASB Statement N° 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting and reporting for uncertainties in the application of the income tax laws to the Company’s operation. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 had no impact on the Company’s financial statements.

37.	Recently Issued Accounting Pronouncements and Developments

Business Combinations
In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations,” which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively. Early adoption is prohibited. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations or cash flows.

Noncontrolling Interests in Consolidated Financial Statements
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009 with early adoption prohibited. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations or cash flows.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards
In June 2007, the EITF reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classifed nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in the Company’s fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value Option of Financial Assets and Liabilities
In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS No. 159”). FAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS No. 159 are effective for the Company’s fiscal year beginning January 1, 2008. The Company is currently evaluating the impact, if any, of the adoption of FAS No. 159 the Company’s consolidated financial results.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS No. 157”). FAS No 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS No 157 are effective for the Company’s fiscal year beginning January 1, 2008. The Company is currently evaluating the impact, if any, of the adoption of FAS No. 159 the Company’s consolidated financial results.

Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued FASB Statement No. 162, “Hierarchy of Generally Accepted Accounting Principles”. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).
This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact, if any, of the adoption of FAS No. 159 the Company’s consolidated financial results.

MINERA YANACOCHA S.R.L.
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

PricewaterhouseCoopers	Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 28, 2008

To the Partners and the Executive Committee of

Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheets and the related statements of income, changes in partners’ equity and cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ DONGO-SORIA GAVEGLIO Y ASOCIADOS

Countersigned by

/S/ FERNANDO GAVEGLIO

Fernando Gaveglio

Peruvian Public Accountant

Registration No.19847

STATEMENTS OF INCOME

	Years Ended December 31,
	2007	2006	2005
	(dollars in thousands)

Revenues	$1,093,347	$1,543,212	$1,490,402

Costs and expenses
Costs applicable to sales (exclusive of depreciation, depletion and amortization shown separately below)	557,140	515,883	507,806
Depreciation, depletion and amortization	159,148	171,730	193,587
Exploration and advanced projects	28,234	32,254	32,884
Other expense, net (Note 3)	32,990	66,379	(1,216)
	777,512	786,246	733,061

Other income (expense), net
Other income (Note 4)	15,877	19,202	4,774
Interest expense, net of capitalized interest of US$11,696, US$4,146 and US$1,390, respectively	(3,179)	(12,377)	(1,234)
	12,698	6,825	3,540

Income before income taxes	328,533	763,791	760,881
Income tax expense (Note 5)	(107,044)	(238,343)	(235,407)
Net income	$221,489	$525,448	$525,474

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

	At December 31,
	2007	2006
	(dollars in thousands)
ASSETS
Cash and cash equivalents	$288,376	$379,923
Accounts receivable (Note 6)	57,506	29,501
Due from related parties (Note 12)	152	121
Inventories (Note 7)	85,523	85,018
Stockpiles and ore on leach pads (Note 8)	86,624	82,196
Deferred income tax assets (Note 5)	8,746	8,141
Other current assets (Note 9)	14,385	13,182
Current assets	541,312	598,082

Property, plant and mine development, net (Note 10)	1,182,774	1,045,357
Long-term stockpiles and ore on leach pads (Note 8)	165,701	175,317
Other long-term assets	6,097	6,097
Total assets	$1,895,884	$1,824,853

LIABILITIES
Current portion of long-term debt (Note 11)	$22,724	$10,345
Accounts payable	35,234	32,415
Due to related parties (Note 12)	15,827	13,191
Workers’ participation (Note 13)	24,530	53,228
Income taxes payable	4,777	24,107
Other current liabilities (Note 14)	65,626	92,731
Current liabilities	168,718	226,017

Long-term debt (Note 11)	195,387	189,655
Reclamation and remediation liabilities (Note 15)	146,367	136,108
Deferred workers’ participation (Note 13)	9,355	11,416
Deferred income tax liabilities (Note 5)	44,728	51,235
Other long-term liabilities	5,004	14,013
Total liabilities	569,559	628,444

Commitments and contingencies (Note 19)

PARTNERS’ EQUITY
Partners’ contributions	398,216	208,616
Additional contributions	226	226
Restricted earnings	-	189,600
Retained earnings	927,883	797,967
Total partners’ equity (Note 16)	1,326,325	1,196,409
Total liabilities and partners’ equity	$1,895,884	$1,824,853

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
	(dollars in thousands)
Operating activities:
Net income	$221,489	$525,448	$525,474
Adjustments to reconcile net income to net cash provided from operating activities
Depreciation, depletion and amortization	159,148	171,730	193,587
Deferred income taxes	(6,173)	(15,263)	(9,053)
Deferred workers’ participation	(2,061)	(4,944)	(3,886)
Accretion of reclamation obligations	9,685	7,918	7,059
Other operating adjustments	15,510	3,310	(12,381)
(Increase) in operating assets:
Inventories, stockpiles and ore on leach pads	(23,139)	(73,261)	(45,398)
Other assets	(25,499)	(1,445)	(8,079)
(Decrease) increase in operating liabilities:
Accounts payable and other accrued liabilities	(72,271)	31,821	24,803
Reclamation liabilities	(7,701)	(8,133)	(6,721)
Net cash provided from operations	268,988	637,181	665,405

Investing activities:
Additions to property, plant and mine development	(252,725)	(269,293)	(225,846)
Proceeds from sale of assets	2,556	935	2,289
Net cash used in investing activities	(250,169)	(268,358)	(223,557)

Financing activities:
Proceeds from debt, net	-	198,785	-
Repayments of debt	(10,345)	(3,160)	(34,157)
Distributions to partners	(100,000)	(480,000)	(180,000)
Change in restricted cash	(21)	(36)	(1,978)
Net cash used in financing activities	(110,366)	(284,411)	(216,135)
Net change in cash and cash equivalents	(91,547)	84,412	225,713
Cash and cash equivalents at beginning of the year	379,923	295,511	69,798
Cash and cash equivalents at end of the year	$288,376	$379,923	$295,511

See Note 17 for supplemental cash flow information.

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN PARTNERS’ EQUITY

	Partners’ contributions	Additional contributions	Restricted earnings	Retained earnings	Total partners’ equity
	(dollars in thousands)
Balance at January 1, 2005	$208,616	$226	$189,600	$412,732	$811,174
Distributions of profits to the partners	-	-	-	(180,000)	(180,000)
Net income	-	-	-	525,474	525,474
Balance at December 31, 2005	$208,616	$226	$189,600	$758,206	$1,156,648
Cumulative effect of adjustment referred to stripping costs (Note 2)	-	-	-	(5,687)	(5,687)
Distributions of profits to the partners	-	-	-	(480,000)	(480,000)
Net income	-	-	-	525,448	525,448
Balance at December 31, 2006	$208,616	$226	$189,600	$797,967	$1,196,409
Cumulative effect of adoption of FIN 48 (Note 2)	-	-	-	8,427	8,427
Capitalization of restricted earnings (Note 5)	189,600	-	(189,600)	-	-
Distributions of profits to the partners	-	-	-	(100,000)	(100,000)
Net income	-	-	-	221,489	221,489
Balance at December 31, 2007	$398,216	$226	$-	$927,883	$1,326,325

1. BUSINESS ACTIVITIES

Minera Yanacocha S.R.L. (the “Company”), formerly Minera Yanacocha S.A., was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is engaged in the production of and exploration for gold under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”).

The Company is owned 51.35% by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation (“Newmont”), 43.65% owned by Compañía Minera Condesa S.A., which is 100% owned by Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and 5% owned by the International Finance Corporation.

The majority partners of the Company (or their affiliates) also own the majority interest in Chaupiloma. In accordance with a mining lease, amended effective January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2012, but can be extended at the Company’s option.

Located in the Cajamarca province of Peru, the Company’s operation consists of three active open pit mines: Cerro Yanacocha, La Quinua and Chaquicocha. In addition, reclamation and/or backfilling actitivites in the mining areas of Carachugo, San José and Maqui Maqui are currently underway. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching cyanidation, followed by Merrill-Crowe zinc precipitation and smelting where a final doré product is poured. The doré is then shipped offsite for refining and is sold in worldwide gold markets.

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. The Conga project has proven and probable reserves of 11.8 million (unaudited) ounces of gold and 3.2 billion (unaudited) pounds of copper at December 31, 2007 and December 31, 2006.

Total proven and probable reserves contained in the three active open pits and the Conga project are approximately 27.6 million (unaudited) and 29.3 million (unaudited) ounces of gold at December 31, 2007 and 2006, respectively and 3.2 billion (unaudited) pounds of copper at December 31, 2007 and 2006.

During 2007, 2006 and 2005, the Company sold 1.56 million, 2.57 million and 3.33 million ounces of gold, respectively.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flow and profitability of the Company’s operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the Company’s financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; write-downs of inventory to net realizable value; employee benefit liabilities; valuation allowances for deferred tax assets; workers’ participation; and reserves for contingencies and litigation. The Company bases its estimates on the Company’s historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Currency

The financial statements are stated in U.S. dollars, the Company’s functional currency, as most of its transactions are traded, collected and paid in such currency. All amounts are rounded to the nearest thousand ($000) unless otherwise stated. Transactions in other currencies are recorded in U.S. dollars based on exchange rates prevailing at the time of such transactions. Monetary assets and liabilities denominated in other currencies are translated into the U.S. dollar at exchange rates prevailing at the balance sheet dates, and any resulting gains or losses are reflected in current earnings.

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

Stockpiles

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.

Ore on Leach Pads

The recovery of gold from certain gold oxide ores is achieved through heap leaching. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

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

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, the Company’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. The Company’s conversion process is leach in-circuit. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Precious Metals Inventory

Precious metals inventories include gold doré and/or gold bullion. Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventory incurred prior to the refining process, plus applicable refining costs.

Materials and Supplies

Materials and supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight.

Property, Plant and Mine Development

Facilities and Equipment

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. The facilities and equipment are depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

Mine Development

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body at open pit surface mines and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration and Advanced projects expense. Capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over a period beyond one year. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs.” Pre-stripping costs are capitalized during the development of an open pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of de minimis saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

The production phase of an open pit mine commences when saleable minerals, beyond a de minimis amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory.

The Company’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry resulting in incomparable allocations of stripping costs to deferred mine development and production costs. Other mining companies may expense pre-stripping costs associated with subsequent pits within a mining complex.

Mine development costs are amortized using the units-of production (“UOP”) method based on estimated recoverable ounces or pounds in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Interest cost allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Mineral Interests

Mineral interests are recorded at fair value at the time of acquisition, in Property, plant and mine development, net, and represent mineral use rights regardless of whether the Company owns the related surface rights (“mining concessions”). The Company’s mineral interests represent mineral use rights related to production, development or exploration stage properties, and the value of such mineral interests is primarily driven by the nature and amount of mineralized content believed to be contained in such properties. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material consisting of (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above; or (v) any acquired right to explore or extract a potential mineral deposit. The Company’s mining concessions are enforceable regardless of whether proven and probable reserves have been established. In addition, these mining concessions provide for both the right to explore and exploit. However, the Company must first obtain the respective exploration and exploitation permits, which are generally granted in due course. The Company may retain mining concessions indefinitely by paying annual fees and, during exploitation, complying with production obligations or paying assessed fines. Mining concessions are freely assignable or transferable.

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total of the assets estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of gold and other minerals that will be obtained after taking into account losses during ore processing and treatment. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

Revenue Recognition

Revenue is recognized, net of treatment and refining charges, from a sale when the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured. Revenues from silver sales are credited to Costs applicable to sales as a by-product credit.

Reclamation and Remediation Costs (Asset Retirement Obligations)

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation or abandonment costs. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at each mine site in accordance with FAS No. 143, “Accounting for Asset Retirement Obligations.”

Income Tax and Profit Sharing

The Company accounts for income tax and legally required profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset for the Company, as measured by the statutory tax and profit sharing rates in effect as enacted. The Company derives its deferred income tax charge or benefit and profit sharing charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income tax and profit sharing rates.

The Company’s deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”, guidance to record these liabilities (refer to Note 5 for additional information). The cumulative effects of applying this interpretation have been recorded as an increase in retained earnings of $8,427, an increase in net deferred tax assets of $1,847, an increase of $939 in deferred income tax expense, and a decrease of $5,641 in the net liability for unrecognized income tax benefits. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

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

On January 1, 2006 the Company adopted Emerging Issues Task Force Issue No. 04-06 (“EITF 04-06”), “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” The guidance required application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The cumulative effect adjustment reduced opening retained earnings by $5.7 million, reduced property, plant and mine development, net by $11.3 million, increased ore on leach pads by $1.3 million, and decreased deferred income tax liabilities by $3.3 million and workers’ participation liabilities by $1.0 million. Adoption of EITF 04-06 had no impact on the Company’s cash position or net cash from operations.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the 2007 presentation. The significant items includes proceeds from sale of assets that were reclassified from the operating to the investing activities section in the Cash flow statement as well as reclassifying prepaid assets previously recorded as Accounts receivable to Other current assets in the Balance Sheet. Additionally, the Company reclassified the World Gold Council dues from General and administrative to Other Expense, net. These changes were reflected in the Statements of Cash Flow, Balance Sheet and Statements of Income for all periods presented.

Recently Issued Accounting Pronouncements

Fair Value Accounting

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS No. 159”). FAS No 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS No 159 are effective for the Company’s year ending December 31, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company’s financial position, results of operations, cash flow and disclosures.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS No. 157”). FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS No. 157 are effective for the Company’s fiscal year ending December 31, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company’s financial position, results of operations cash flow and disclosures.

3. OTHER EXPENSE, NET

	Years Ended December 31,
	2007	2006	2005
Negotiated payment	$9,683	$21,839	$-
Mercury spill (Note 19)	8,615	5,110	-
World Gold Council dues	2,928	5,589	5,453
Contractor bankruptcy	1,956	-	-
Reclamation and remediation	1,916	1,741	(10,766)
Workers’ participation reserve (Note 13)	1,615	14,900	-
Write-down of long-lived assets	1,269	1,514	-
La Quinua leach pad repair	1,000	9,911	-
Tax contingencies	-	2,536	-
Other	4,008	3,239	4,097
	$32,990	$66,379	$(1,216)

Negotiated payment

Mining companies represented by the Sociedad Nacional de Minería, Petróleo y Energía (SNMPE) agreed to a mining payment equivalent to 3.75% of net income after taxes. The funds will be managed by a trust fund or association designated by the Company. The trust fund or association can be established by the Company. The mining companies are contributing these funds to participate in the government efforts to eradicate poverty in Peru in the current favorable economic environment.

The Peruvian Government issued on December 21, 2006 a law (Supreme Decree N°071-2006-EM) that regulates the conditions in which the negotiated payment will be paid by Peruvian mining companies. The payment amounts to 3.75% of Peruvian net income after income tax (2.75% to be paid to a Local Mining Fund and 1% to be paid to a Regional Mining Fund), and is payable for 2006 and the following four years depending on the price of gold.

The Company will be released from paying the negotiated payment if the Company has to undertake major obligations arising from new taxes or from the modification of those existing and specifically imposed taxes related to mining activities; or if the gold price decreases below the average price for the 15 years prior to 2005 (equivalent to $537 per ounce), according to the London Bullion Market Association (LBMA). The negotiated payment will recommence if prices subsequently rise above the reference price.

4. OTHER INCOME, NET

	Years Ended December 31,
	2007	2006	2005
Interest income	$14,054	$16,127	$4,472
(Loss) gain on sale of assets	(184)	237	46
Foreign currency exchange gain (loss)	807	206	(159)
Other	1,200	2,632	415
	$15,877	$19,202	$4,774

5. INCOME TAXES

Tax Stabilization Agreements

The Company has entered into the following tax stability agreements, each with a term of 15 years:

		Date of the	Tax regimes
Mine	Effective	tax agreement	in force

Carachugo/San José	January 1, 1995	May 19, 1994	October 29, 1999
Maqui Maqui	January 1, 1997	September 12, 1994	May 6, 1994
Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

These agreements guarantee the Company’s use of the tax regimes shown in the table above and permit maintenance of its accounting records in U.S. dollars.

The Company has determined the taxable income according to its understanding, and that of its legal advisors, of the applicable tax legislation. This legislation requires adding to and deducting from accounting income as determined in the financial statements, those items that the referred legislation recognizes as taxable and non-taxable, respectively.

For the years ended December 31, 2007, 2006 and 2005 the income tax rate was 30% except for the La Quinua mine for which a 29% income tax rate applied.

Reinvestment of Earnings

Pursuant to Supreme Decree Nº027-98-EF, mining companies can obtain a tax benefit by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company’s productivity (“Reinvestment Program”). The tax benefit is based on 80% of the earnings effectively obtained and up to the maximum amount of the Reinvestment Program approved by the Ministry of Energy and Mines (“MEM”), amount that must be presented as restricted earnings.

On March 4, 2003, the Company received a resolution from the MEM dated February 28, 2003, in which it approved the reinvestment program for the years from 2002 to 2004 for an amount of $189,600.

The Company received a subsequent resolution from the MEM dated June 27, 2003, with the following rulings: a) amended the years to be included in the reinvestment program (from 2001 to 2004) and b) confirmed that the investment that would be part of the program to be executed between 2002 and 2004 amounts to $189,600.

In 2004, the Company transferred from retained earnings to restricted earnings $189,600 according with the above reinvestment program in prior years.

On December 26, 2006, the Company received the resolution from the MEM approving the reinvestment program for the periods 2001 to 2004. In compliance with article 8 of Supreme Decree N°027-98-EF, the Company capitalized this amount through public deed dated December 20, 2007 and shall not declare dividends from Partners’ contributions during the following four fiscal years.

Peruvian Income Tax and Workers’ Participation

The current income tax and workers’ participation expense (Note 13) was determined as follows:

	Years Ended December 31,
	2007	2006	2005
Income before workers’ participation and income tax in accordance with Peruvian GAAP	$393,224	$893,027	$852,316
Plus:
Reclamation liability	22,558	19,823	3,374
Non-deductible expenses	32,483	43,993	19,885
Income tax recorded as other expenses	1,360	21,354	14,983
Provision for obsolescence of inventories	2,777	1,148	352
Other	8,048	1,615	3,862
	67,226	87,933	42,456
Less:
Depreciation of mine development and mineral interests	(9,593)	(30,980)	(19,487)
Depreciation straight line	-	-	(7,778)
Reclamation (environmental) expense	(7,701)	(8,133)	(6,721)
Capitalized interests	(11,696)	(4,146)	(1,390)
Accrual contingencies and commitments year 2006	(9,161)	12,572	-
Other	(2,643)	-	-
	(40,794)	(30,687)	(35,376)
Base to calculate the workers’ profit sharing	419,656	950,273	859,396
Workers’ participation (8%)	(33,572)	(76,022)	(68,752)
Taxable income	$386,084	$874,251	$790,644

Income tax (30%)	$115,825	$262,275	$237,193
Credit for charitable donations	(1,406)	(1,553)	(1,767)
Adjustment due to the income tax rate applicable to La Quinua	(1,202)	(4,240)	(3,931)
Current income tax	$113,217	$256,482	$231,495

Income tax – Reconciliation from Peru Tax Return to U.S. GAAP and Tax Balance Sheets

The Company’s income tax provision consisted of the following:

	Years Ended December 31,
	2007	2006	2005
Current Peru tax return	$113,217	$256,482	$231,495
Income tax prior years adjustments	-	(2,876)	12,965
Current U.S. GAAP	113,217	253,606	244,460
Deferred	(6,173)	(15,263)	(9,053)
Income tax expense	$107,044	$238,343	$235,407

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended December 31,
	2007	2006	2005
Income before tax provision	$328,533	$763,791	$760,881
Peruvian statutory rate	30%	30%	30%
Income tax at statutory rate	98,560	229,137	228,264
Income tax recognized through refilling of tax returns	-	-	5,255
Difference due to the income tax rate of La Quinua	(1,202)	(4,240)	(3,931)
Income tax from tax disputes	-	230	894
Negotiated payment	2,905	6,551	-
Donations	5,295	3,728	3,311
Other (non-deductible expense and tax credits)	1,486	2,937	1,614
Total income tax expense	$107,044	$238,343	$235,407

Components of deferred income tax liabilities and assets were as follows:

	At December 31,
	2007	2006
Deferred tax assets:
Reclamation and remediation costs	$34,138	$32,515
Accounts receivable	11,795	10,099
Accounts payable and accrued expenses	10,550	6,246
Deferred workers’ participation	2,806	3,425
Other	-	139
	59,289	52,424
Deferred tax liabilities:
Property, plant and mine development costs	(77,463)	(86,623)
Inventories	(9,929)	(11,736)
Accrued liabilities	(2,870)	3,503
Debt issuance costs	(336)	(384)
Other	(2,825)	(278)
	(93,423)	(95,518)
Net deferred tax liability	$(34,134)	$(43,094)

Current deferred tax asset	$8,746	$8,141
Non-current deferred tax assets	1,848	-
Less:
Non-current deferred tax liabilities	(44,728)	(51,235)
Net deferred tax (liability)	$(34,134)	$(43,094)

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN48”) an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” on January 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in the application of the income tax laws to the Company’s operations. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The cumulative effects of applying this interpretation have been recorded as an increase in retained earnings of $8,427, an increase in net deferred tax assets of $1,847, an increase of $939 in deferred income tax expense, and a decrease of $5,641 in the net liability for unrecognized income tax benefits. The Company is no longer subject to examinations by taxing authorities for years through 2003.

During the year 2007, the Company had no reconciling items between the beginning and ending balance of total amount of gross unrecognized tax benefits; therefore, as of December 31, 2007, the balance amounts to $1,847.

The above amount of unrecognized tax benefits, if recognized, would have no impact on the Company’s effective income tax rate.

The Company’s continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of its income tax expense. The Company had $0.2 million accrued for interest at January 1, 2007. Through December 31, 2007, the Company accrued an additional $1.7 million of interest and penalties, bringing the Company’s total accrued interest and penalties as of December 31, 2007 to $1.9 million.

In addition, as is customary, the tax returns of the Company are subject to review by the various Peruvian taxing authorities. At present, the income tax authorities have reviewed the Company’s tax filings up to year 2003. In connection with this review, the tax authorities have identified certain adjustments with which the Company and its advisors do not agree. In the third quarter of 2006 and the fourth quarter of 2004, payments of $7.6 million and $11.5 million, respectively, were made to the tax authorities principally to avoid the accruing of interest and penalties on the proposed adjustments that are related to the timing of the deductions. The Company has accrued a liability for financial reporting purposes in an amount that represents the Company’s best judgment concerning the amount that is required to be included in its income tax expense as a result of the current tax review. In the opinion of management, the resolution of the income tax controversy will not have a material impact on the financial condition or liquidity of the Company.

6. ACCOUNTS RECEIVABLE

	At December 31,
	2007	2006
Value added tax credit	$53,048	$25,923
Employee receivables	237	502
Other	4,221	3,076
	$57,506	$29,501

7. INVENTORIES

	At December 31,
	2007	2006
In-process	$17,592	$12,258
Precious metals	16,170	15,651
Materials and supplies	51,761	57,109
	$85,523	$85,018

8. STOCKPILES AND ORE ON LEACH PADS

	At December 31,
	2007	2006
Current:
Stockpiles	$7,902	$5,097
Ore on leach pads	78,722	77,099
	$86,624	$82,196
Long-term:
Ore on leach pads	$165,701	$175,317

9. OTHER CURRENT ASSETS

	At December 31,
	2007	2006
Income tax credit	$3,298	$-
Claims for tax refunds	2,821	2,821
Restricted cash	2,036	2,014
Prepayments to supplies and contractors	245	2,001
Prepaid expenses and other	5,985	6,346
	$14,385	$13,182

10. PROPERTY, PLANT AND MINE DEVELOPMENT

	At December 31, 2007			At December 31, 2006
	Cost	Accumulated Depreciation Depletion and Amortization	Net Book Value	Cost	Accumulated Depreciation Depletion and Amortization	Net Book Value
Land	30,121	-	30,121	27,358	-	27,358
Buildings and equipment	1,705,196	(1,097,628)	607,568	1,513,164	(986,335)	526,829
Mine development	352,798	(137,413)	215,385	324,912	(120,144)	204,768
Mineral interests	45,680	(5,917)	39,763	45,680	(4,894)	40,786
Asset retirement cost	121,680	(73,830)	47,850	115,447	(60,957)	54,490
Construction-in-progress	242,087	-	242,087	191,126	-	191,126
	2,497,562	(1,314,788)	1,182,774	2,217,687	(1,172,330)	1,045,357

Leased assets included above in property, plant and mine development	33,128	(5,385)	27,743	4,672	(4,672)	-

Additions to construction-in-progress in 2007 correspond mainly to the Yanacocha Gold Mill Project, which will treat approximately 5 million tones per year of high grade oxide and transitional ores. This project will enhance recovery of gold from the higher grade oxide ores, increase recovery of silver, and allow the treatment of transition ores that are not amenable to heap leaching. The construction was initiated in September 2006 and is 97% completed as of December 31, 2007. It is expected the Gold Mill will start-up in March 2008 and commercial production will be reached in the second quarter of 2008.

In 2007, the Company recorded $138.9 million related to the Gold Mill as construction-in-progress ($44.5 million recorded in 2006).

Additions to leased assets in 2007 correspond to the acquisition of ten haul trucks for $28,456 (Note 11).

	Estimated Useful Lives of	Years
Buildings and equipment	Buildings	12 to 25
	Leach pads	5
	Equipment	7 to 10.5
	All remaining assets	5
Mine development	UOP based on ounces mined	8 to 21
Mineral interests	UOP for producing property	12
Asset retirement cost	Related asset	5 to 15
Leased assets included above in property, plant and mine development		5

	At December 31, 2007			At December 31, 2006
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value

Mineral interests:
Production stage	$8,551	$(5,558)	$2,993	$8,551	$(4,535)	$4,016
Development stage	20,298	(174)	20,124	20,298	(174)	20,124
Exploration stage	16,831	(185)	16,646	16,831	(185)	16,646
Total	$45,680	$(5,917)	$39,763	$45,680	$(4,894)	$40,786

11. DEBT

	At December 31,
	2007	2006
Credit facility	$89,655	$100,000
Bonds:
Floating rate	42,000	42,000
Fixed rate	58,000	58,000
Truck leases	28,456	-
	218,111	200,000
Less current portion	(22,724)	(10,345)
	$195,387	$189,655

During 2007, the Company repaid the first three installments of the credit facility for a total amount of $10,345.

Scheduled minimum debt repayments are $22,724 in 2008, $23,267 in 2009, $31,844 in 2010, $29,793 in 2011, $29,793 in 2012, and $80,690 thereafter.

Credit Facility

During 2006, the Company entered into an uncollateralized $100,000 bank financing with a syndicate of Peruvian commercial banks. Quarterly repayments of $3,448 started in May 2007 with final maturity May 2014. Borrowings under the facility bear interest at a rate of LIBOR plus 1.875%.

Bonds

During 2006, the Company issued $100,000 of bonds into the Peruvian capital markets under a $200,000 bond program. The issuance is comprised of $42,000 of floating interest rate bonds bearing interest at a rate of LIBOR plus 1.4375% and $58,000 of fixed rate bonds bearing an annual interest of 7.0%. Quarterly repayments of $4,000 will begin in July 2010 for six years. The bonds are uncollateralized.

Leasing

Banco de Crédito del Perú

In September 2007, the Company entered into a leasing contract with Banco de Crédito del Perú related to the acquisition of nine haul trucks, with a purchase option. The lease period is three years bearing annual interest at a rate of 6.10%.

Scotiabank

In December 2007, the Company entered into a leasing contract with Scotiabank related to the acquisition of one haul truck, with a purchase option. The lease period is three years bearing annual interest at a rate of 6.00%. The total lease agreement signed amounts to $16,332 to acquire six haul trucks. As of December 31, 2007, as per the lease agreement, the Company is committed to the bank for $3,957.

Compliance with Covenants

The financing agreements oblige the Company to comply with certain financial covenants including debt coverage ratios. In addition, there are covenants addressing the extent to which, the Company can incur additional indebtedness and distributions of earnings to the partners. As of December 31, 2007 the Company was in compliance with these covenants.

12. DUE TO/FROM RELATED PARTIES

The Company has the following receivables and liabilities to related parties:

	At December 31,
	2007	2006
Due from related parties:
Empresa Minera Inti Raymi S.A.	$140	$7
Newmont Peru S.R.L.	12	114
	$152	$121

	At December 31,
	2007	2006
Due to related parties:
S.M.R.L. Chaupiloma Dos de Cajamarca	$11,687	$8,802
Newmont Peru S.R.L.	2,437	2,285
Newmont USA	683	914
Newmont Technologies Limited	386	228
Consorcio Energético Huancavelica S.A.	323	323
Buenaventura Ingenieros S.A.	292	593
Newmont SF Chile	19	14
Newmont Mining Corporation of Canada Limited	-	32
	$15,827	$13,191

Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliates. The corresponding charges totaled $46.5 million, $40.0 million and $45.7 million in 2007, 2006 and 2005, respectively.

As described in Note 1, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $34.0 million, $48.5 million and $45.6 million in 2007, 2006 and 2005, respectively and is included in Costs applicable to sales.

13. WORKERS’ PARTICIPATION

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

In 2007, 2006 and 2005, the current expense portion of workers’ profit sharing amounted to $33.6 million, $76.0 million and $68.8 million, respectively, which was included in Costs applicable to sales.

Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N°009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo - FONDOEMPLEO. Law 28464 published in January 2005, which modified art.3 of Law Decree 892, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be applied to training of employees and construction of public facilities. Supreme Decree N° 002-2005-TR, published in May 6, 2005, establishes a limit of 2,200 UIT (inflation measurement unit, equivalent to $2.6 million as of December 31, 2007) in the contributions to FONDOEMPLEO indicating that the difference goes to the Regional Government.

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

In August 2007, the Court enacted an arbitration decision confirming that the Company had paid in excess to FONDOEMPLEO and the Regional Government. This decision is considered the last instance and it cannot be appealed, however it is not binding to the Regional Government. In this regard, the Company’s legal department, based on its best estimated believes that the highest amount to be recovered from FONDOEMPLEO is only $3.9 million of the $5.3 million paid in excess to FONDOEMPLEO, the balance was written off.. The amount to be recovered from the Regional Government will depend on negotiations.

In September 2007, the Company proceeded to pay the balance owed to the employees of $21.8 million (including interest), which exceeds the original amount accrued of $6.9 million. The additional amount paid relates to changes in the assumptions considered by the Company against the assumptions ruled by the Court. The net effect of $1.6 from the $6.9 million and the accrual of $5.3 million was charged to Other expense net .

In 2007, the company has a liability to the Regional Government of $7,987. In 2006, the Company made payments to FONDOEMPLEO and Regional Government of $2.3 million and $17.5 million, respectively, and in 2005 made payments of $2.2 million and $12.8 million, respectively.

14. OTHER CURRENT LIABILITIES

	At December 31,
	2007	2006
Operating costs	$20,752	$34,224
Capital projects	18,045	21,265
Negotiated payment (Note 3)	9,683	21,839
Payroll and other benefits	6,159	4,773
Reclamation and remediation (Note 15)	4,599	4,724
Interest payable	2,081	2,101
Taxes other than income tax	2,097	1,917
Withholding income tax	2,210	1,888
	$65,626	$92,731

Operating costs

As of December 31, 2007, operating cost accruals include mainly the following: (i) $6.6 million related to contractors working on operating activities, (ii) $1.6 million for electricity services, (ii) $1.5 million of maintenance costs for mine equipment, (iii) $1.0 million for World Gold Council dues, (iv) $0.9 million for outsourced personnel, (v) $0.9 million for food services, and (vi) $0.7 million for insurance.

In 2006, operating costs accruals refers mainly to the following: (i) the estimated cost for the repair of La Quinua leach pad of $9.9 million, (ii) construction of the Otuzco-Combayo road of $1.2 million as part of the agreement signed with the community, (iii) indemnity to the communities involved in the damage by fire treatment water pipes occurred in the canals of Encajon, Collotan, and Ouishar of $4.0 million, and (iv) $9.5 million related to contractors working on operating activities.

15. RECLAMATION AND REMEDIATION (ASSET RETIREMENT OBLIGATIONS)

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

The liability corresponds primarily to activities to be performed in the reclamation and remediation of mining activities once the gold extraction process has been finished. Theses activities include reclamation of the mine sites, operating water treatment plants, re-vegetation and earth works.

The following is a reconciliation of the total liability for reclamation and remediation:

Balance December 31, 2005	$118,565
Additions, change in estimates and other, net	22,482
Liabilities settled	(8,133)
Accretion expense	7,918
Balance December 31, 2006	140,832
Additions, change in estimates and other, net	8,150
Liabilities settled	(7,701)
Accretion expense	9,685
Balance December 31, 2007	$150,966

The current portion of Reclamation and remediation liabilities of $4.6 million and $4.7 million at December 31, 2007 and 2006, respectively, are included in Other current liabilities.

Increases in the asset retirement obligation in 2007 relate primarily to the expanded mining operations and new facilities at Yanacocha (in 2006 corresponds primarily to Yanacocha and La Quinua), and the related projected remediation and reclamation costs for this expansion.

16. PARTNERS’ EQUITY

Partners’ Contributions

Partners’ contributions represent 1,278,451,304 common partnership interests with a par value of one Peruvian Nuevo sol each, fully subscribed and paid. Such partnership interest includes 720,407,310 that are owned by foreign investors.

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

Restricted Earnings

As explained in Note 5, the Company, capitalized $189,600 as decided on the Partners’ meeting carried out on December 10, 2007.

As a result, Partners’ contributions increased from $208,616 to $398,216 as of December 31, 2007.

Retained Earnings

Effective January 1, 2003, distribution of earnings for partners other than legal entities domiciled in Peru is subject to a withholding tax of 4.1%.

17. SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided from operations included the following cash payments:

	Years Ended December 31,
	2007	2006	2005
Income taxes paid	$139,213	$277,993	$234,667
Interest paid net of capitalized interest	$3,042	$9,873	$891

Noncash Investing Activities and Financing Activities

In 2007, the Company entered into mining equipment leases that resulted in non-cash increases to Property, plant and mine development, net and Long-term debt of $28,456.

18. MAJOR CUSTOMERS AND EXPORT SALES

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide. In 2007, sales to one customer accounted for $0.7 billion which represents 63% of total annual sales. In 2006, sales to one customer accounted for $1.29 billion which represented 81% of total annual sales. In 2005, sales to one customer accounted for $1.47 billion which represented 99% of total annual sales. All gold sales were made outside of Peru.

19. COMMITMENTS AND CONTINGENCIES

Tax contingencies

Tax contingencies are provided for under FIN 48 (see Notes 2 and 5).

Peruvian Mining Royalty

During the second quarter of 2004, the government of Peru enacted legislation to establish a sliding scale mining royalty of up to 3% based on the volume of mine production. The royalty is calculated on revenue from sales of product less certain refining and transportation expenses. While the Peruvian royalty became effective during the second quarter of 2004, it does not apply to those projects that had stabilization agreements prior to the adoption of the royalty law. The Company’s current production is derived from projects that were stabilized prior to the enactment of the royalty legislation. Future production from non-stabilized projects could be burdened by this royalty.

Reinvestment program

As of June 30, 2004, the Company completed all of its investments under the Reinvestment Program from 2001 to 2004. As of December 31, 2006, after completing the MEM’s audit the Company received their resolution of approval. The amount of $189,600 that had been booked as restricted earnings was capitalized in December 2007, as stated by law. The Company shall not declare dividends from Partners’ contributions within the following four fiscal years.

Unitization of Properties

In December 2000, as a result of the unitization plan carried out by partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

•
The Company must pay to Chaupiloma, S.M. Coshuro R.L. and Buenaventura, 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions. These properties are currently under exploration, except for a lime concession.

•
The Company must pay to Los Tapados S.A. 3% on quarterly net sales proceeds of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. The properties are currently not being exploited by the Company.

Legal Proceedings

(a) Choropampa (mercury spill)

In June 2000, a transport contractor of the Company spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the mine. Elemental mercury is not used in the Company’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by the Company in response to the incident. In August 2000, the Company under protest paid a fine of S/.1,740,000 Peruvian Nuevos Soles (approximately $500) to the Peruvian Government. The Company entered into settlement agreements with a number of individuals impacted by the incident. As compensation for the disruption and inconvenience caused by the incident the Company entered into agreements with and provided a variety of public works in three communities impacted by this incident. The Company, related companies and other defendants were named in a lawsuit by over 1,100 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Court of the State of Colorado. This action seeks compensatory damages based on claims associated with the mercury spill incident. In February 2005, the Company responded to the complaint in the Denver District Court of the State of Colorado. The parties in these cases have agreed to submit these matters to binding arbitration. In October 2007, the parties to the arbitration entered a court-approved settlement agreement, resolving most of these cases.

Additional lawsuits related to the Choropampa incident were filed against the Company in the local courts of Cajamarca in Peru, in May 2002 by over 900 Peruvian citizens. Such lawsuits seek the payment of $229.4 million, and S/.1,245,000 Peruvian Nuevos Soles. A significant number of plaintiffs in these lawsuits entered into settlement agreements with Yanacocha prior to filing such claims. In September 2006, the Peruvian Supreme Court issued contradictory opinions on the validity of these settlement agreements. Subsequent lower court decisions have upheld the validity of these settlement agreements, discharging a number of the lawsuits. In 2005, Yanacocha entered into settlement agreements with approximately 350 additional plaintiffs. The Company cannot reasonably predict the final outcome of any of the above-described lawsuits.

Conga

The Company is involved in a dispute with the Provincial Municipality of Celendin regarding the authority of that governmental body to regulate the development of the Conga project. In 2004, the Municipality of Celendin enacted an ordinance declaring the area around Conga to be a mining-free reserve and naturally protected area. The Company has challenged this ordinance by means of two legal actions, one filed by the Company (as the lease holder of the Conga mining concessions) and one filed by Minera Chaupiloma (as the titleholder of the Conga mining concessions). In August 2007, a Peruvian Court of first instance upheld Chaupiloma’s claim, stating that the Municipality of Celendin lacks the authority to create natural protected areas. The Municipality of Celendin has not appealed the ruling. Based on legal precedent established by Peru's Constitutional Tribunal and the foregoing resolution of the Chaupiloma claim, it is reasonable to believe that Yanacocha’s mining rights will be upheld.

Hacienda Los Negritos

On October 21, 2002, the Company was sued by Grimaldina Malpica Rojas, seeking: (i) the repossession of the “Los Negritos” property, which is currently held and utilized by the Company, and (ii) a payment for damages of up to $65 million.

The Company has opposed the lawsuit and all its terms, requesting that her registration of the property in the Public Registry of Cajamarca be declared void. The legal proceeding is currently pending resolution in Cajamarca’s court of first instance. The Company believes that the plaintiff’s claim is without merit.

Baños del Inca

On September 11, 2006 the Municipality of Baños del Inca issued a declaration designating an area that includes the Carachugo Expansion and San Jose Projects as reserved and protected areas. Based on previous experience and actions taken by the Constitutional Tribunal (Peru Court of Last instance for Constitutional issues) in respect of Cerro Quilish in which it was ruled that such declaration did not affect the Company’s mining rights, the Company believes that Baños del Inca’s declaration, should not impact the Company’s legal rights to exploit these concessions. The legal proceeding is currently pending resolution in Lima’s Court of First Instance.

San Pablo

On February 16, 2007 the Municipality of San Pablo issued an ordinance designating an area that includes Las Lagunas and Pozo Seco as reserved and protected areas, where the company has mining rights. Based on previous experience and actions taken by the Constitutional Tribunal in respect of Cerro Quilish in which it was ruled that such declaration did not affect the Company’s mining rights, the Company believes that San Pablo’s declaration, should not impact the Company’s legal rights to exploit these concessions. The Company has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by the Company’s mining concessions. The Court in the first instance rejected the complaint based on formal grounds. The resolution of the Court was appealed and such appeal is currently pending resolution in Lima’s Court of Second Instance.

Other contingencies - Cerro Quilish

The Company was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of that governmental body to regulate the development of the Cerro Quilish ore deposit. Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. The Company challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. The Peruvian Constitutional Tribunal heard the case in early 2003 and ruled on April 7, 2003. The ruling established that the Company’s rights were not impacted by the ordinance; that the Company would complete a full environmental impact study prior to initiating any development at Cerro Quilish; and, adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. In July 2004, the Company received a drilling permit and commenced exploration activities on the Cerro Quilish deposit. During September 2004, individuals from the Cajamarca region conducted a sustained blockade of the road between the City of Cajamarca and the mine site, in protest of these exploration activities. The Company suspended all drilling activities at Cerro Quilish and the blockade was resolved. In November 2004, in recognition of the communities’ concerns, the Company requested and received the revocation of its Cerro Quilish drilling permit. In this regard, the Company continues to work to improve its relationship with the communities in the vicinity of Cajamarca.

ERNST & YOUNG	Medina, Zaldivar, Paredes & Asociados
Sociedad Civil

Report of Independent Registered Public Accounting Firm

To the Shareholders of Sociedad Minera Cerro Verde S.A.A.

We have audited the accompanying balance sheets of Sociedad Minera Cerro Verde S.A.A. (a Peruvian company, subsidiary of Freeport McMoRan Copper and Gold Inc.), as of December 31, 2007, and the related statements of income, shareholders’ equity and cash flows for the year ended December 31, 2007. The financial statements of Sociedad Minera Cerro Verde S.A.A. for the years ended December 31, 2006 and 2005 were audited by other independent auditors whose report dated February 9, 2007 expressed an unqualified opinion on such financial statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Peru, which differ in certain respects from U.S. generally accepted accounting principles (see notes 26 and 27 to the financial statements).

Lima, Peru,
July 11, 2008

Countersigned by:

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ VICTOR BURGA
Victor Burga
C.P.C. Register No.14859

PRICEWATERHOUSECOOPERS	Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 9, 2007

To the Shareholders of

Sociedad Minera Cerro Verde S.A.A.

In our opinion, the accompanying balance sheet and the related income statements, statements of changes in shareholders' equity and cash flows statements, present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. at December 31, 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Peru. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Peru vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income and of cash flows from operating activities for the two years in the period ended December 31, 2006 and the determination of shareholders’ equity and financial position at December 31, 2006 to the extent summarized in Note 27 to the financial statements.

/S/ DONGO-SORIA GAVEGLIO Y ASOCIADOS

Countersigned by

/S/ LUIS W. MONTERO

Luis W. Montero

Peruvian Public Accountant

Registration No.17729

Sociedad Minera Cerro Verde S.A.A.
Balance Sheets
As of December 31, 2007 and 2006

	Note	2007	2006
		US$(000)	US$(000)

Assets
Current Assets
Cash and cash equivalents		630,360	354,862
Trade accounts receivable from third parties		36,344	-
Trade accounts receivable from affiliates	5	160,559	50,103
Value added tax credit		5,855	38,786
Other trade accounts receivable		1,000	1,865
Inventories, net	6	93,735	77,012
Prepaid expenses		3,038	4,329
Total current assets		930,891	526,957
Long term inventories	6	40,187	20,114
Deferred income tax	11(a)	-	99,015
Property, plant and equipment, net	7	1,014,732	991,498
Mine development costs, net		-	13,672
Total assets		1,985,810	1,651,256
Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	8	50,394	44,430
Trade accounts payable to affiliates	20(d)	8,092	739
Income tax payable		138,006	8,381
Workers’ profit sharing payable		99,649	39,492
Other accounts payable	9	98,529	45,748
Current portion of financial obligations	10	11,250	25,250
Total current liabilities		405,920	164,040

Long-term financial obligations	10	62,514	158,417
Provision for remediation and mine closure	19(a)	15,634	14,918
Deferred income tax and workers’ profit sharing, net	11(a)	55,697	52,277
Deferred income		303	547
Total liabilities		540,068	390,199
Shareholders’ equity, net	12
Capital stock		189,030	189,030
Additional paid-in capital		375,660	375,660
Legal reserve		37,845	37,845
Restricted earnings		800,030	469,979
Retained earnings		43,177	188,543
Total shareholders’ equity, net		1,445,742	1,261,057

Total liabilities and shareholders’ equity, net		1,985,810	1,651,256
The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.
Statements of Income
For the years ended December 31, 2007, 2006 and 2005

	Note	2007	2006	2005
		US$(000)	US$(000)	US$(000)

Net sales	14	1,794,559	667,671	358,928
Cost of sales	15	(418,108)	(140,423)	(133,715)
Gross revenue		1,376,451	527,248	225,213

Operating Expenses
Selling expenses	16	(54,405)	(3,538)	(1,295)
Voluntary contribution	19(b)	(48,674)	-	-
Other operating expenses	17	(2,432)	(48,100)	-
Operating income		1,270,940	475,610	223,918

Other (expenses) income:
Financial expenses	18	(23,346)	(2,984)	(14)
Financial income	18	33,168	10,899	7,063
Other, net		(426)	(550)	169
Profit before workers’ profit sharing and income tax		1,280,336	482,975	231,136

Workers’ profit sharing
Current	13(b)	(105,851)	(41,825)	(19,139)
Deferred	11(a)	(995)	(980)	561
Income tax
Current	13(b)	(267,138)	(49,381)	(21,632)
Deferred	11(a)	(101,667)	53,832	43,737

Net Income		804,685	444,621	234,663

Basic and diluted earnings per share (stated in U.S dollars)	21	2.30	1.27	0.79

Weighted average number of share outstanding	21	350,056,012	350,056,012	298,911,465

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.
Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005

	Capital stock	Additional paid-in capital	Legal Reserve	Restricted Earnings	Retained Earnings	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances at January 1, 2005	122,747	194	9,056	-	155,200	287,197
Dividend distributions, note 12 (f)	-	-	-	-	(147,173)	(147,173)
Contributions of shareholders, note 12(a)	66,283	375,466	-	-	-	441,749
Transfer to the legal reserve	-	-	8,766	-	(8,766)	-
Transfer to restricted earnings, note 12(d)	-	-	-	152,911	(152,911)	-
Net income	-	-	-	-	234,663	234,663
Balances at December 31, 2005	189,030	375,660	17,822	152,911	81,013	816,436

Transfer to the legal reserve	-	-	20,023	-	(20,023)	-
Net income	-	-	-	-	444,621	444,621
Transfer to restricted earnings, note 12(d)	-	-	-	317,068	(317,068)	-
Balances at December 31, 2006	189,030	375,660	37,845	469,979	188,543	1,261,057

Transfer to restricted earnings, note 12(d)	-	-	-	330,051	(330,051)	-
Dividend distributions, note 12(f)	-	-	-	-	(620,000)	(620,000)
Net income	-	-	-	-	804,685	804,685

Balances at December 31, 2007	189,030	375,660	37,845	800,030	43,177	1,445,742

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.
Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Operating activities
Net income	804,685	444,621	234,663
Adjustments to net income that do not affect net cash flow from operating activities:
Depreciation	76,696	25,627	18,896
Provision for obsolescence of materials and supplies	197	277	492
Amortization of deferred income	(244)	(242)	(243)
Amortization of debt issuance costs	12,038	2,819	-
Gain on sale of machinery and equipment	(69)	(72)	(47)
Amortization of mine development costs	13,672	1,277	1,237
Accretion expense due to mine closure accrual	703	447	442
Deferred income tax and workers’ profit sharing	102,435	(52,852)	(44,298)
Amortization of other assets	-	-	137
Net changes in assets and liabilities accounts:
Decrease (increase) in operating assets:
Trade accounts receivable from third parties	(36,344)	99	76
Trade accounts receivable from affiliates	(110,456)	(19,959)	(21,200)
Value added tax credit	32,931	(10,643)	(27,712)
Other accounts receivable	865	1,369	(3,004)
Inventories	(36,993)	(29,500)	(3,076)
Prepaid expenses	1,291	(9,924)	(13,211)
Increase (decrease) in operating liabilities:
Trade accounts payable	5,964	29,442	1,423
Trade accounts payable to affiliates	7,353	(467)	400
Income tax payable	129,625	8,069	(29,816)
Workers’ profit sharing payable	60,157	21,483	9,783
Other accounts payable	52,781	43,239	1,002
Debt issuance costs	1,309	(3,058)	(18,094)

Net cash and cash equivalents provided by operating activities	1,118,596	467,534	107,850

Statements of Cash Flows (continued)

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Investing activities
Purchase of property, plant and equipment	(99,961)	(560,095)	(314,974)
Proceeds from sales of plant and equipment	113	148	651
Net cash and cash equivalents used in investing activities	(99,848)	(559,947)	(314,323)

Financing activities
Capital contribution	-	-	441,749
Proceeds from financial obligations	-	182,000	20,000
Payments of financial obligations	(123,250)	-	-
Payment of dividends	(620,000)	-	(147,173)
Net cash and cash equivalents provided by (used in) financing activities	(743,250)	182,000	314,576

Net increase in cash and cash equivalents during the year	275,498	89,587	108,103
Cash and cash equivalents at beginning of year	354,862	265,275	157,172

Cash and cash equivalents at year-end	630,360	354,862	265,275

Additional information:

See additional information in Note 22.

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.
Notes to the Financial Statements
As of December 31, 2007, 2006 and 2005

1.	Identification and business activity

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (hereinafter the Company) was incorporated in Peru on August 20, 1993 as a result of the privatization process carried out by the Peruvian state in that year. The Company has listed its shares on the Lima Stock Exchange since November 14, 2000.

On March 19, 2007, Freeport-McMoRan Copper and Gold Inc. (“Freeport”) completed the acquisition process of Phelps Dodge Corporation (“Phelps Dodge”). Phelps Dodge, through its subsidiary Cyprus Climax Metals Company, owns 53.56% of the voting shares of the Company. Additionally, SMM Cerro Verde Netherlands B.V. (a subsidiary of Sumitomo Metal Mining Company), Compañía de Minas Buenaventura S.A.A. and the minority stakeholders own 21%, 18.50% and 6.94% of the voting shares of the Company, respectively.

The Company’s legal address is Asiento Minero Cerro Verde S/N Uchumayo – Arequipa. The ore deposits are located southwest of the city of Arequipa.

(b)	Business activity –

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes and concentrates.

(c)	Approval of financial statements -

Financial statements as of December 31, 2007 and 2006 were approved at the General Shareholders Meeting held on March 28, 2008 and March 26, 2007, respectively.

2.	Significant accounting principles and policies

In the preparation and presentation of the financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2007, 2006 and 2005, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 26 and 27. The financial statements derive from the statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

The principal accounting principles and practices used in accounting for the transactions and in preparing the consolidated financial statements are:

(a)	Basis of presentation -

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Peru, which comprise the International Financial Reporting Standards (¨IFRS¨), made official through resolutions issued by the Peruvian Accounting Standards Board. IFRS include the International Financial Reporting Standards, the International Accounting Standards (IAS) and the pronouncements of the Interpretations Committees (SIC and IFRIC). At the date of the financial statements, the Peruvian Accounting Standards Board has made official the application of IAS 1 to 41, IFRS 1 to 6 and SIC pronouncements 1 to 33.

The financial statements are presented in US dollars, which is the Company’s functional and presentation currency, see (c).

(b)	Use of estimates and assumptions –

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make estimates and assumptions in order to determine the amounts of the assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of revenues and expenses to be reported for the years ended December 31, 2007 and 2006.

The most significant estimates considered in the preparation of the accompanying financial statements are the copper cathode and concentrate provisional sales prices which are initially recorded according to the terms of sales contracts, the expected copper recovery rates used to estimate copper contained in the in-process inventories, the provision for obsolescence of materials and supplies, the useful life and the recoverable amount of property, plant and equipment, the determination of ore reserves, and the provision for mine closure costs. Any difference between the estimated and actual amounts is recorded in the year of occurrence.

(c)	Foreign currency translation -

Functional and presentation currency –

Financial statements are presented in US dollars, which is the Company’s functional and presentation currency.

Transactions and balances in foreign currency –

Transactions that are not originated in the functional currency are considered foreign currency transactions. Initially, transactions in foreign currency are recorded at the exchange rate in effect on the transaction dates. Later, at each balance sheet date: (a) monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate on that date, and (b) non-monetary items denominated in foreign currencies, that are measured in terms of historical cost are translated using the exchange rates in effect on the dates of the initial transactions.

Exchange differences resulting from the settlement of monetary items or from the translation of monetary items at exchange rates different from those originally used are recognized as gains and losses of the current period.

(d)	Financial assets -

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity financial assets and available-for-sale. Management determines the classification of its financial assets at initial recognition and re-evaluates this classification at every balance sheet date.

Financial assets at fair value through profit or loss –

This category has two sub-categories: held-for-trading financial assets and those designated at fair value through profit or loss at the time of acquisition. A financial asset is classified in this category if acquired principally for the purpose of its sale in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be traded within 12 months of the balance sheet date. The Company has classified within this category its marketable securities as of December 31, 2007 and 2006.

Loans and receivables –

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment.

If there is objective evidence that an impairment loss on assets has been incurred (such as the probability of insolvency or significant financial difficulties of the debtor), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flow discounted at the financial asset’s original effective interest rate or interest rate applicable to a similar transaction. The carrying amount of the receivable is reduced through use of an allowance account. The amount of the loss is recognized in the statements of income. Impaired receivables are expensed when they are assessed as uncollectible.

If, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss.

Held-to-maturity investments –

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. The Company does not maintain any financial assets in this category as of December 31, 2007 and 2006.

Available-for-sale financial assets –

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the statements of income. The Company did not maintain any financial assets in this category as of December 31, 2007, 2006 and 2005.

(e)	Cash and cash equivalents -

Cash and cash equivalents comprise cash at banks and on hand. For the purpose of the statements of cash flows, cash and cash equivalents also include short term deposits with an original maturity of three months or less.

(f)	Inventories -

Inventories are stated at the lower of cost or the net realizable value. Cost of finished products and work in progress is determined by using the first-in, first-out (FIFO) method. Cost of materials and supplies is determined by using the weighted average method and the cost of in-transit inventories is determined under the specific identification method. Net realizable value is the estimated selling price in the normal course of business, less estimated cost of production to complete the process and variable selling expenses.

The accrual for materials and supplies obsolescence is based on an item-by-item analysis completed by the Company’s management, and the related amount is charged to expense in the period in which the obsolescence is deemed to have occurred.

(g)	Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses. The cost comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimation of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repair and maintenance costs are charged to the cost of production during the period in which they are incurred.

Land is not depreciated. Depreciation on items of property, plant and equipment directly related to the useful life of the mine is calculated by using the units-of-production method, based on the proven and probable reserves. Other assets are depreciated by using the straight-line method based on the following estimated useful lives:

Years
Buildings and other constructions	Between 12 and 30
Machinery and equipment	Between 5 and 10
Transportation units	3
Furniture and fixtures	7
Other equipment	Between 3 and 12

The assets’ useful lives and depreciation methods are reviewed at year-end, to ensure that they are consistent with the economic benefit of the property, plant and equipment items.

An item of property, plant and equipment is disposed of when no future economic benefits are expected from its later use. Any gain or loss arising on disposal of the asset is included in current profit or loss statement.

(h)	Impairment of non-financial assets -

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The revised valuation cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income.

The Company considers that machinery & equipment are the main assets subject to impairment testing.

(i)	Borrowings -

All loans and borrowings are initially recognized at the fair value of the cash received less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

(j)	Provisions -

General -

A provision is recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be fairly estimated. The expense relating to any provision is presented in the statements of income. Provisions are discounted using a current rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

Mine closure costs -

The Company records a provision for mine closure when a legally enforceable obligation arises, independently of the full depletion of the reserves. The Company estimates the present value of its future obligations for remediation and mine closure (asset retirement obligation or “ARO”) and increases the carrying amount of the related asset (asset retirement cost or “ARC”) to be retired in the future, which is included in the property, plant and equipment account in the balance sheet. Subsequently, ARC is attributed to income during the useful life of the related assets. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of the obligation or useful life of the related assets that occur from the revision of the initial estimates are recorded as an increase or decrease in the book value of the obligation and the related asset.

(k)	Contingencies -

Contingent liabilities are recorded in the financial statements when occurrence is probable and they can be reasonably estimated. In other cases, they are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

(l)	Revenue recognition -

Revenue comprises the fair value of the sale of goods, net of the related value added tax.

The Company recognizes revenues when the amount can be reliably measured, it is probable that future economic benefits will flow to the Company and specific criteria have been met for each of the Company’s activities as described below. The amount of revenue is not considered reliably measurable until all contingencies relating to the sale have been resolved.

Sales of copper cathodes and copper concentrate -
Local sales of copper cathodes are recognized when the Company has delivered the goods to the shipping company designated by the client. Foreign sales of copper cathodes and concentrates are recognized when the products are delivered to the shipping port.

Regarding revenue measurement, copper sales are recorded based on a provisional sales price in accordance with the terms specified in the relevant sales contracts. Sales based on a provisional sales price contain an embedded derivative which is required to be bifurcated from the host contract. The embedded derivative does not qualify for hedge accounting. Therefore, the embedded derivative on these provisional sales is adjusted to the fair value through the income statement in the net sales caption. At period end, the provisional sales are adjusted based on an estimated price for the quotation period agreed in the contract. The provisional sales adjustment is recorded as an increase or decrease of the net sales.

Interest income -

Interest income is recognized as interest accrues using the effective interest rate.

(m)	Income tax and workers’ profit sharing -

Current income tax and workers’ profit sharing -

Income tax and workers’ profit sharing for the current period are measured at the amounts expected to be paid to the tax authorities and workers, respectively. The Company calculates the income tax expense and liability, as explained in note 13. The current workers' profit sharing expense and liability is computed using a rate of 8 percent over the taxable income.

Deferred income tax and workers’ profit sharing -

Deferred income tax and workers’ profit sharing are recorded using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax and workers’ profit sharing liabilities are recognized for all taxable temporary differences. Deferred income tax and workers’ profit sharing assets are recognized for all deductible temporary differences and tax loss carry-forwards, to the extent that is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. The carrying amount of the deferred income tax and workers’ profit sharing assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred asset to be utilized. Unrecognized deferred assets are reassessed at each balance sheet date.

(n)	Tax credits for reinvestment programs -

The tax benefit from the reinvestment programs, note 13(c), is recognized in the year in which investments related to the reinvestment programs are made. Any temporary difference between the tax benefit applied in the year and the income tax payable is considered as a deferred income tax.

(o)	Borrowing costs -

Borrowing costs incurred for the construction of any qualifying assets are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are recorded as expense when incurred.

(p)	Basic and diluted earnings per share -

Basic and diluted earnings per share are calculated by dividing basic earnings per share by the weighted average common shares outstanding during the period, excluding treasury shares. The shares issued as a result of capitalization of profits are adjusted retrospectively. As of December 31, 2007, 2006 and 2005, the Company did not maintain financial instruments with diluting effects; as a result, the basic and diluted earnings per share are the same for 2007, 2006 and 2005.

(q)	Comparative financial statements -

In order to improve the presentation of the statements of income, the Company has reclassified US$48,100,000, principally related to contributions to the Regional Government and Municipalities of Arequipa previously included in the “Others, net” caption, to the “Other operating expenses” caption. This reclassification has not modified the net income of 2006. The detail of the caption is show in Note 17(a).

(r)	New accounting pronouncements -

Effective year 2008, through Resolution Nº040-2008 - EE/94 enacted on March 14, 2008, the Peruvian Accounting Standards Board had mandated the application of IFRIC´s 1,2,4,5,6,7,8,9,10,11 and 12 effective for 2008 fiscal year. In addition, it duly approved the application of IFRS 7 “Financial instruments: disclosures”, IFRS 8 “Operating segments”, IAS 32 “Financial Instruments: Presentation” and IFRIC 13 and 14 for effective year 2009.

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities

IFRIC 1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognized both as part of the cost of an item of property, plant and equipment under IAS 16 and as a provision (liability) under IAS 37. The interpretation addresses subsequent changes to the amount of the liability that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate

IFRIC 2, Members’ Shares in Cooperative Entities and Similar Instruments

Members' shares in co-operative entities have some characteristics of equity. They also give the holder the right to request redemption for cash, although that right may be subject to certain limitations. IFRIC 2 gives guidance on how those redemption terms should be evaluated in determining whether the shares should be classified as financial liabilities or as equity.

IFRIC 4, Determining whether an Arrangement contains a Lease

The Interpretation specifies that an arrangement that meets the following criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 Leases: (a) fulfillment of the arrangement depends upon a specific asset. The asset need not be explicitly identified by the contractual provisions of the arrangement; rather it may be implicitly specified because it is not economically feasible or practical for the supplier to fulfill the arrangement by providing use of alternative assets; and (b) the arrangement conveys a right to control the use of the underlying asset.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 5 sets out the accounting treatment for funds set up to finance the decommissioning of assets.

IFRIC 6, Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment

IFRIC 6 prescribes the date at which recognition of a liability is required for disposal of Electrical and Electronic Equipment in accordance with the EU Directive.

IFRIC 8, Scope of IFRS 2

International Financial Reporting Interpretations Committee 8 Scope of IFRS 2 (“IFRIC 8”) clarifies that IFRS 2 will apply to any arrangement when equity instruments are granted or liabilities are incurred by an entity, when the identifiable consideration appears to be less than the fair value of the instruments given.

IFRIC 9, Reassessment of Embedded Derivatives

International Financial Reporting Interpretations Committee 9 Reassessment of Embedded Derivatives (“IFRIC 9”) requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows.

IFRIC 10, Interim Financial Reporting and Impairment

International Financial Reporting Interpretations Committee 10 Interim Financial Reporting and Impairment (“IFRIC 10”) addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment requirements relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39.

IFRIC 11, IFRS 2 - Group and Treasury Share Transactions

IFRIC 11 provides guidance on applying IFRS 2 in three circumstances: (a) share-based payment involving an entity's own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation – is this an equity-settled or cash-settled transaction; (b) a parent grants rights to its equity instruments to employees of its subsidiary – how to account in the individual entities' financial statements; (c) a subsidiary grants rights to equity instruments of its parent to its employees – how to account in the individual entities' financial statements.

IFRIC 12, Service Concession Arrangements

IFRIC 12 outlines an approach to account for contractual arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognize a financial asset and/or an intangible asset.

IFRS 8, Operating Segments

This IFRS replaces IAS 14 and adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments.

The Company is evaluating the effects in its financial statements from the adoption of the new IAS, IFRS and IFRIC issued.

3.	Foreign currency transactions

Translations to foreign currency (Nuevos Soles) are completed using exchange rates published by the Superintendencia de Banca y Seguros y AFP. As of December 31, 2007, the exchange rates published by this Institution were S/2.995 for buying and S/2.997 for selling U.S. dollars (S/3.194 for buying and S/3.197 for selling as of December 31, 2006) and have been applied to the respective assets and liabilities accounts.

As of December 31, 2007 the Company does not maintain significant assets or liabilities denominated in Nuevos soles.

4.	Cash and cash equivalents

(a)	The cash and cash equivalents are made up as follows:

	2007	2006	2005
	US$(000)	US$(000)	US$

Cash and banks	3,013	14,692	17,354
Cash equivalents	627,347	340,170	247,921
	630,360	354,862	265,275

(b)
As of December 31, 2007 and 2006 this caption comprises a portfolio of investments in foreign securities which yield variable returns, and are classified as highly liquid current assets since management plans to use them for its short-term cash needs. The carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are recognized as financial income in the statements of income, see note 18.

5.	Accounts receivable from affiliate

(a)	This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

Phelps Dodge Corporation (b)	80,831	37,019
Sumitomo Metal Mining Company, Ltd. (c)	72,662	13,083
Climax Molybdenum Marketing Corporation (d)	7,066	-
Minera Phelps Dodge del Peru S.A.C	-	1

	160,559	50,103

Trade accounts receivable are denominated in U.S. dollars, have current maturity, do not bear interest and have no specific guarantees.

(b)
On January 1, 2007, the Company signed an agreement with Phelps Dodge Corporation by means of which it commits to sell a minimum of 68,875 MT of copper cathodes per year, at a monthly negotiated price based on the London Metal Exchange quotation and under a delivery type known as FAS (¨free along side ship¨) in the Matarani Port, Arequipa, Peru. In 2007, the Company sold copper cathodes to Phelps Dodge Corporation amounting to US$536,816,000 (US$249,523,000 from August to December of 2006 to Phelps Dodge Corporation and US$281,151,000 to Phelps Dodge Sales Company, an affiliate with whom the Company had a sales agreement until July 31, 2006 and US$287,699,000 in 2005 to Phelps Dodge Sales Company). This contract is valid for one year, and is renewable until one of the parties expresses its desire to terminate it.

On October 15, 2006, the Company signed an agreement with Phelps Dodge Corporation by means of which it commits to sell 20% of its annual copper concentrate production. This contract is valid for one year, and is renewable until one of the parties expresses its desire to terminate it. In 2007, copper concentrate sales to Phelps Dodge Corporation amounted to US$324,714,000.

(c)
On June 1, 2005, the Company signed an agreement with Sumitomo Metal Mining Company Ltd., by mean of which it commits to sell 50% of its annual copper concentrate production, until December 31, 2016. As of December 31, 2007, the sales to Sumitomo Metal Mining Company Ltd. amounted to US$600,673,000 (US$13,083,000 in 2006).

(d)
On October 1, 2006, the Company signed an agreement with Climax Molybdenum Corporation by means of which it commits to sell 100% of its annual molybdenum concentrate, at a price based on the Metal Week Dealer Oxide (MLUDO) and under a delivery type known as CIF (cost, insurance and freight). This contract is valid for one year, and is renewable until one of the parties expresses its desire to terminate it. In 2007 the sales to Climax Molybdenum Corporation amounted to US$22,142,000.

(e)
In 2007, the Company sold copper concentrate to its affiliate, Compañía Contractual Minera Candelaria, for US$53,390,000. As of December 31, 2007 and 2006, the Company did not maintain trade accounts receivable with this affiliate.

6.	Inventories, net

(a)	This item is made up as follows:

	2007	2006
	US$(000)	US$(000)

Copper cathodes	1,846	6,948
Copper concentrate	12,428	3,187
Molybdenum concentrate	76	-
Inventory in process	64,587	62,503
Materials and supplies	47,672	24,426
Inventories in transit	9,653	2,205
	136,262	99,269
Provision for obsolescence of materials and supplies (c)	(2,340)	(2,143)
	133,922	97,126
Long-term inventory in process (d)	(40,187)	(20,114)

	93,735	77,012

(b)
Until September 2007, the Company provided Citibank with a floating mining pledge of up to US$202,000,000 on the ore extracted, copper cathodes and copper concentrates from certain of the Company’s mining concessions, to secure the financing for the Primary Sulfide Plant. These loans were pre-paid in September 2007 and, consequently, the pledges have been lifted. Currently, the Company is engaged in releasing the pledge in the Public Registries.

(c)	In Management’s opinion, the provision for obsolescence of materials and supplies is sufficient to cover the risks of obsolescence as of the date of financial statements.

(d)
This item corresponds principally to low grade sulfide material mined placed in the stockpiles and ready to be processed in the concentrator. Additionally, it includes the copper pounds contained in leach pads, for which recovery is achieved through its exposure to acidic solutions and subsequent transfer to the electrowinning plant to produce copper cathodes. The expected recovery of copper pounds contained in leach stockpiles is estimated based upon metallurgical assays performed on the material.

7.	Property, plant and equipment, net

(a)	The changes in cost and accumulated depreciation accounts are shown below:

	Beginning balance	Additions	Adjustments	Transfers	Ending balance
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	1,465	-	-	-	1,465
Buildings and other constructions	50,364	-	-	27,131	77,495
Machinery and equipment	307,594	-	(122)	843,640	1,151,112
Transportation units	6,580	-	(21)	7	6,566
Furniture and fixtures	389	-	-	303	692
Other equipment	6,158	-	(115)	1,100	7,143
Work in progress and transit units	816,123	99,961	-	(872,181)	43,903
Mine closure costs	12,455	13	-	-	12,468
	1,201,128	99,974	(258)	-	1,300,844

Accumulated depreciation
Buildings and other constructions	14,459	2,770	-	-	17,229
Machinery and equipment	184,892	71,718	(106)	-	256,504
Transportation units	4,738	800	(21)	-	5,517
Furniture and fixtures	186	57	-	-	243
Other equipment	4,063	980	(87)	-	4,956
Mine closure costs	1,292	371	-	-	1,663
	209,630	76,696	(214)	-	286,112
Net cost	991,498				1,014,732

(b)
Fully depreciated assets as of December 31, 2007 and 2006 amount to US$39,140,000 and US$35,976,000 respectively. Currently, these assets are being used by the Company and comprise mainly machinery and equipment.

(c)	As of December 31, 2006 work in progress is mainly comprised of the investment in the Primary Sulfides expansion. This investment includes US$8,472,000 of capitalized interest.

(d)
As of December 31, 2007, the Company has released the first and preferred mining mortgage on certain mining concessions for up to US$202,000,000 and the pledge on machinery and equipment for up to US$105,000,000, which guaranteed loans obtained from financial institutions for the construction of the concentrator. The registration of the pledges is currently being released in the Public Registries. See note 10(a).

(e)	As of December 31, 2007, work in progress and transit units mainly correspond to the purchase of an electric shovel and to the expansion of the draining and filtering system.

As of December 31, 2006, work in progress was mainly comprised of the investment made in the Primary Sulfide expansion. It comprised the construction of a concentrator plant that allowed the Company to increase its annual copper production from 90,000 to 270,000 MT. The new plant reached its intended capacity in June 2007.

8.	Trade accounts payable

Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts. These obligations are mainly denominated in U.S. dollars, have current maturities and do not accrue interest. No guarantees have been granted.

9.	Other accounts payable

(a)	This item is made up of the following:

	2007	2006
	US$(000)	US$(000)

Voluntary contribution, note 19(b)	48,674	-
Water plant (b)	40,000	40,000
Other accounts payable	9,855	5,748

	98,529	45,748

(b)
On August 2, 2006 the Company and the Committee for the Defense of the Interest of Arequipa (hereinafter, the Committee) signed an agreement by means of which the Company agreed to finance and implement all the technical documentation required for the construction of a drinking water plant in Alto Cayma and a waste water treatment plant. The agreement establishes that the costs to be incurred in the construction of the drinking water treatment plant will be assumed by the Company and those of the waste water treatment plant by the municipalities of the province of Arequipa, and if any difference arises between the costs required by both plants a compensation will be applied in order to result that 50% of the total cost of both plants will be assumed by each party. As of December 31, 2007, preparation of the technical budget for the construction is in progress. Management has estimated that the cost to be assumed in the construction of the plants amounts to US$40,000,000, an amount that has been recognized through a charge to “Other operating expenses” in the statements of income, see note 17.

10.	Financial obligations

(a)	This item is made up of the following:

	Interest rate	Maturity	2007	2006
			US$(000)	US$(000)

Master Participation Agreement (MPA) (c)
Japan Bank for International Cooperation - Trench A	Libor + 0.875%	Until September 2014	-	53,900
Japan Bank for International Cooperation - Trench B	Libor + 1.35%	Until September 2014	-	23,100
KfW	Libor + 0.35%	Until September 2014	-	7,000
Calyon New York Branch	Libor + range (1)	Until September 2014	-	7,000
Mizuho Corporate Bank Ltd.	Libor + range (1)	Until September 2014	-	7,000
The Royal Bank of Scotland	Libor + range (1)	Until September 2014	-	7,000
Bank of Nova Scotia	Libor + range (1)	Until September 2014	-	7,000
			-	112,000
Corporate bonds (d)	Libor + 1.6%	Until September 2014	78,750	90,000
			78,750	202,000
Less – Current portion			(11,250)	(25,250)
			67,500	176,750
Debt issuance costs			(4,986)	(18,333)

Non-current portion			62,514	158,417

(1)	Range between 1.2% and 2.2% per year.

(b)	The payment schedule of these debts is as follows:

Year
US$(000)

2008	11,250
2009	11,250
2010	11,250
2011	11,250
2012	11,250
2013	11,250
2014	11,250
78,750

Year
US$(000)

2008	11,250
2009	11,250
2010	11,250
2011	11,250
2012	11,250
2013	11,250
2014	11,250
78,750

(c)	Master Participation Agreement (MPA) -

On September 20, 2007, Management of the Company pre-paid the remaining balance of the loans obtained for the Primary Sulfide expansion from the following financial entities: Japan Bank for International Cooperation, Sumitomo Mitsui Banking Corporation, KfW, Caylon New York Branch, The Royal Bank of Scotland, Bank of Nova Scotia and Mizuho Corporate Bank Ltd. (hereinafter called the “senior lenders”).

As of December 31, 2007, the mortgage and pledges established to guarantee the loan have been lifted and are presently in process of registration in the Public Registers.

(c)	Corporate bonds –

The General shareholders’ meeting held on September 28, 2005 approved the First Program of Corporate Bonds to finance the investments in the Primary Sulfide expansion for a maximum amount of US$250,000,000 or its equivalent in other currencies.

By means of Resolution No. 040-2006-EF/94.11 dated April 17, 2006, the CONASEV (Peruvian securities regulator) approved the filing of the first program bonds called “Primer Programa de Bonos Corporativos de Sociedad Minera Cerro Verde S.A.A” (“First Program of Corporate Bonds of Sociedad Minera Cerro Verde S.A.A.), for a maximum amount of US$ 250,000,000, as well as the related prospectus. This resolution also approved the registration of the securities of the first issue for US$90,000,000, as well as the related Supplementary Prospectus. On April 26, 2006, the offer of corporate bonds was placed for US$90,000,000 at an interest rate of LIBOR plus 1.6%. These bonds will be paid from March 2007 to September 2014.

11.	Deferred income tax and profit sharing

(a)
The company recognizes the effect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The composition of this item is made up as follows:

	Opening balance	Debit (credit) to the Statement of income	Ending balance
	US$(000)	US$(000)	US$(000)

Deferred income tax asset
Income tax credit due to reinvestment benefit, note 13(c)	99,015	99,015	-

Deferred Income tax and workers’ profit sharing liability, net
Deductible temporary differences
Price adjustment of cathodes and concentrates	2,215	15,382	17,597
Difference in valuation method of inventories	-	3,614	3,614
Provision for remediation and mine closure	1,880	250	2,130
Deferred stripping costs	-	1,203	1,203
Other provisions	949	(527)	422
	5,044	19,922	24,966

Taxable temporary differences
Difference in depreciation method	45,444	35,219	80,663
Assets for remediation and mine closure	543	(543)	-
Difference in valuation method of inventories	7,784	(7,784)	-
Deferred stripping costs	3,550	(3,550)	-
	57,321	23,342	80,663

Deferred liabilities, net	52,277	3,420	55,697
Total debit to the statements of income		102,435

(b)	The reconciliation of the legal combined rate with the effective rate of income tax for the years 2007, 2006 and 2005 is shown below:

	2007	2006	2005
	US$	US$	US$

Income before workers’ profit sharing and Income tax	1,280,336	482,975	231,136
Income tax rate	30%	30%	30%
Expected income tax expense	384,101	144,893	69,341
Not-deductible expenses	16,138	15,627	640
Reinvestment of earnings, note 13(c)	(100,246)	(95,120)	(44,398)
Tax benefit (expense) recognized for executed investment of the reinvestment program	99,015	(57,214)	(41,801)
Workers’ profit sharing	(32,019)	(12,842)	(5,787)
Others	1,816	205	(100)

Current and deferred income tax expense (benefit)	368,805	(4,451)	(22,105)

12.	Shareholders’ equity, net

(a)	Capital stock –

As of December 31, 2007 and 2006 the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares. According to the shareholders agreement of July 11, 2003, the nominal value of the shares was denominated in US dollars and amounts to US$0.54 each.

As of December 31, 2007 the quoted price of these shares is US$26.60 per share in active trading on the Lima Stock Exchange.

The General Shareholders´ Meeting held on April 18, 2005 approved the issuance of 122,746,913 common shares with a par value of US$0.54 per share. The shares were subsequently issued at US$3.6074 per share, resulting in US$441,749,000 in equity financing proceeds. Out of this total, US$66,283,000 was recognized as share capital and US$375,466,000 as additional paid-in capital.

As of December 31, 2007 the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	4,945	6.94
From 1.01 to 20.00	1	18.50
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	4,948	100.00

(b)	Additional paid-in capital -

As of December 31, 2007 and 2006 this account comprises the difference between the conversion of the par value equity shares into U.S. dollars, as well as the issue premium resulting from the capital increase on April 18, 2005.

(c)	Legal reserve -

In accordance with the Peruvian Companies Act, this reserve is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital. The legal reserve must be used to compensate for losses in the absence of non-distributed earnings or non-restricted reserves, and transfers made to compensate for losses must be replaced with future earnings. This reserve may also be used to increase capital stock but the balance must be restored from future earnings.

(d)	Restricted earnings -

Pursuant to Supreme Decree N°07-94-EM, mining companies may obtain a tax benefit by effectively reinvesting non-distributed earnings into capital expansion projects that increase productivity, see Note 13(c). According to such Supreme Decree, the restricted earnings of the Company have to be transferred to a restricted earnings equity account in 2008 once the investment has been approved by the Ministry of Energy and Mines.

As of December 31, 2007 this balance includes a cumulative amount of approximately US$800 million. It is possible that the tax rules stabilized by the Company regulating the distribution of the restricted earnings may be subject to interpretations for which the effect on the financial statements is unclear. Any amount associated with this matter will be recorded during the period in which is incurred.

(e)	Retained earnings -

In accordance with the mining stability agreement entered into with the Peruvian Government, note 13(a), the Company is authorized to distribute, without any restrictions, all capital invested and dividends. In addition, dividends and any other form of capital distribution are tax exempt.

Dividends on behalf of shareholders, other than domiciled legal entities, are subject to a 4.1% income tax which is withheld and paid by the Company.

(f)	Dividend Distribution -

The General Shareholders meeting held on November 27, 2007 approved the payment of dividends of US$620,000,000 (US$1.77 per share), an amount that initially comes from the retained earnings as of December 2006, and then from the retained earnings as of September 30, 2007. This dividend was provisional, and has been made under the regulations stated by article 230° of Peruvian Business Corporations Law, and was paid on December 20, 2007.

As part of the agreements reached for the capital increase described in (a), dated April 18, 2005 the General Shareholder’s Meeting approved the distribution of a special dividend of US$147,173,000 (US$0.49 per share).

13.	Tax situation

(a)
On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of the agreement, the Company is subject to the tax regulations in force at May 6, 1996. In addition, the Company has tax stability for a period of fifteen years counted from January 1, 1999.

(b)
The income tax rate applicable to the Company is 30%. In addition, the Company is subject to a minimum income tax equivalent to 2% of total assets, net of accumulated depreciation and amortization. The tax charged against earnings is the higher of the income tax under the tax stability agreements and the minimum income tax. In years 2007 and 2006, income tax was calculated under the general tax rules using the 30% rate.

The income tax calculations for 2007, 2006 and 2005 are as follow:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Profit before workers’ profit sharing and income tax	1,280,336	482,975	231,136
Plus:
Depreciation at an annual rate	-	-	5,742
Donations	51,106	50,004	320
Adjustment of prices of copper cathodes and concentrate	49,428	3,761	-
Adjustment of inventory in process and finished goods	37,203	4,118	2,065
Amortization of others assets	14,426	934	970
Not deductible expenses	3,590	10,083	939
	155,753	68,900	10,036
Less:
Depreciation at an annual rate of 20%	(109,671)	(15,328)	-
Other deductions	(4,727)	(13,735)	(1,931)
	(114,398)	(29,063)	(1,931)
Sub-total	1,321,691	522,812	239,241
Workers’ profit sharing (8%)	(105,735)	(41,825)	(19,139)
	1,215,956	480,987	220,102
Reinvestment earnings ( c)	(334,154)	(317,068)	(147,993)
Taxable income	881,802	163,919	72,109
Income tax (30%)	264,541	49,176	21,632
Prior years income taxes	2,597	205	-

Total charged to results	267,138	49,381	21,632

During year 2007, the Company made income tax pre-payments of approximately US$137,171,000 (US$32,735,000 in 2006).

(c)
Pursuant to Supreme Decree No.07-94-EM, the Company can obtain a tax benefit by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company’s productivity. The Reinvestment Program must be reviewed and approved by the Ministry of Energy and Mines.

On September 3 and October 25, 2004 the Company submitted for approval by the Ministry of Energy and Mines (MEM) a Reinvestment Program in the amount of approximately US$800 million related to the construction of a sulfide processing facility to be executed in the period between October 2004 and February 2007, see note 7(e). On December 9, 2004 through the Ministerial Resolution No.510-2004-MEM/DM, the MEM approved the Company’s Reinvestment Program application.

Under the terms of this Program, the Company invested approximately US$800 million corresponding to the profits obtained in years 2005-2007, which resulted in a reduced income tax of approximately US$240 million in those years. As stated in note 2(n), there were no unused benefits associated with this tax benefit as of December 31, 2007 (US$99 million as of December 31, 2006).

Upon approval of the executed reinvestment program by the Peruvian Government, the $800 million pool of untaxed earnings must be capitalized. This capitalization is accomplished by issuing additional Cerro Verde stock to existing shareholders and reclassifying the $800 million pool of untaxed earnings into share capital. Once the capitalization occurs, the reinvested share capital cannot be repatriated for a minimum of four years, after which time the reinvested share capital will be available for distribution.

(d)
Peruvian Tax Authorities have the right to examine, and, if necessary, amend the income tax as determined by the Company during the last four years, calculated from the year following that in which the tax returns are filed. The income tax filings for the years 2002 through 2007 are open to examination by the tax authorities. For value added tax the period open for examination is from December 2003 to December 2007. Tax authorities began the examination of income taxes and value added tax for the year 2003 in 2004 and both examinations were concluded in 2007. The examination of 2002 began in 2007.

Due to the various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes are payable, including interest and surcharges, as a result of the Tax Authority reviews, they will be charged to expense in the period assessed and paid. However, in Management’s and legal advisors’ opinion, any additional tax assessment would not be significant to the financial statements as of December 31, 2007 and 2006.

14.	Net sales

(a)	This item is made up of the following:

	2007		2006		2005
	Pounds(000)	US$(000)	Pounds(000)	US$(000)	Pounds(000)	US$(000)

Copper concentrate	376,541	1,085,735	5,184	13,083		-
Cathodes	209,299	686,282	208,810	654,193	205,434	358,928
Others	-	22,542	-	395		-

		1,794,559		667,671		358,928

Sales include provisional adjustments made to original invoicing which represent the changes in the fair value of the embedded derivative amounting to US$49,851,000, US$3,761,000 and US$2,462,000 as of December 31, 2007, 2006 and 2005, respectively.

(b)	The following table shows net sales by geographic region:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Asia	1,071,478	13,083	-
North America	559,095	530,673	287,699
Peru	149,819	123,915	71,229
Others	14,167	-

	1,794,559	667,671	358,928

15.	Cost of sales

This item is made up of the following:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Opening balance of finished goods	10,135	3,314	2,401
Add
Materials and supplies	174,090	73,197	66,018
Depreciation and amortization	90,368	26,904	20,133
Energy	45,269	15,610	12,393
Labor	40,297	22,608	19,156
Other costs	74,383	23,054	18,590
Less
Variation of inventories in process	(2,084)	(14,129)	(1,662)
Ending balance of finished goods	(14,350)	(10,135)	(3,314)

	418,108	140,423	133,715

16.	Selling Expenses

This item is made up of the following:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Freight	45,070	1,909	-
Uploading/ handling	5,670	288	-
Commissions and other sale expenses	3,057	724	708
Cathode’s freight	608	617	587

	54,405	3,538	1,295

17.	Other operating expenses

(a)	This item is made up of the following:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Water treatment plants, note 9 (b)	2,432	40,000	-
Contribution to Arequipa’s Municipalities (b)	-	4,800	-
Contribution to the Regional Government of Arequipa (c)	-	3,300	-

	2,432	48,100	-

(b)	Contribution to Arequipa’s to Municipalities -

As part of negotiations carried out in August 2006 between the Company and the Committee for the Defense of the Interest of Arequipa, the Company committed to make a contribution to the Arequipa municipalities to cover part of its investment budget for the periods between June and December 2006 and between January and May 2007.

(c)	San Jose de Uzuña Contribution -

On February 8, 2006, the Company signed an agreement with the Regional Government of Arequipa to finance the construction of an earthen dam between the Yanaorco and Paltaorco mountains in Polobaya, Arequipa (called San Jose de Uzuña) for S/10,700,000 (equivalent to US$3,300,000). In 2006 the Company has satisfied the total amount committed in the agreement.

18.	Financial income and expense

This item is made up of the following:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Financial expenses
Amortization of debt issuance costs	(12,038)	(2,819)	-
Interest on corporate bonds	(5,840)	(4,301)	-
Interest on bank loans	(5,242)	(4,184)	(380)
Other financial expenses	(226)	(152)	(14)
Capitalized borrowing costs	-	8,472	380
	(23,346)	(2,984)	(14)
Financial income
Gain on fair value of cash equivalents	33,003	10,608	6,919
Other financial income	165	291	144
	33,168	10,899	7,063

19.	Commitments and contingencies

(a)	Environmental matters -

The Company’s mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (“PAMA”) and of the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

On October 14, 2003 law N°28090 was enacted, which regulates the commitments and procedures that entities involved in mining activities must follow in order to prepare, file and implement a mine site closing plan, as well as the respective environmental guarantees that assure compliance with the plan in accordance with protection, conservation and restoration of the environment. On August 15, 2005 the regulations regarding this law were approved.

During year 2006, in compliance with the mentioned law, the Company completed the closing plans for its mine site. Up to the date of this report, the mine site closing plans are pending of approval by the Ministry of Energy and Mines.

The estimate of remediation and mine closing costs is based on studies prepared by independent consultants, who comply with the current environmental regulations. This provision corresponds mainly to the activities to be performed in order to restore the areas affected by mining activities. The principal tasks to be performed include ground removal, reforesting labor and dismantling of plant and equipment.

The table below presents the movement of the provision for closure of mining units and exploration projects:

US$(000)

Balance as of January 1, 2006	4,730
Additions and changes in estimates	9,741
Accretion expense	447

Balance as of December 31, 2006	14,918

Accretion expense	716

Balance as of December 31, 2007	15,634

(b)	Negotiated payment (voluntary contribution) of 3.75% on profits -

In 2006 Peruvian mining companies, represented by the National Society of Mining, Oil and Energy (SNMPE), started a negotiation process with the Peruvian Government to define the terms and conditions for a voluntary contribution of 3.75% of net income, which would be deducted, when applicable by the payment of mining royalties. The objective of the mining companies is to contribute to the Peruvian Government’s efforts in eradicating poverty in Peru and generate a favorable economic environment.

On December 21, 2006 the Peruvian Government released Supreme Decree 071-2006-EM regulating the terms and conditions under which the voluntary contribution would be paid by mining companies in Peru. Under this regulation, the Peruvian government established the requirements for the agreements that would be negotiated individually by the mining companies. This regulation establishes that the contribution:

i)	Will be equivalent to 3.75% of net income,

ii)	Will be paid for 2006 and the four subsequent years, dependant on the level of international metal prices, and

iii)	Will not be tax deductible.

The rate of the voluntary contribution is broken down as follows:

-	2.75% for the Local Mining Fund
-	1.00% for the Regional Mining Fund

On November 8, 2007 the Company signed an agreement with the Peruvian Government according to the terms listed above. The agreement recorded in 2007, resulted in a contribution of US$16,673,000 and US$32,001,000 for the periods 2006 and 2007 respectively, which is shown as a voluntary contribution on the statements of income.

(c)	Construction of Bamputañe Dam -

On December 29, 2004, the Company signed an electric power supply agreement with Empresa de Generación Eléctrica de Arequipa S.A. (EGASA) for its mining operations. Under this agreement, EGASA agreed to supply electric power at a fixed commodity price for the period January 1, 2007 through December 31, 2015 and the Company agreed to build the Bamputañe dam which will be located in the district of Santa Lucía, province of Lampa, department of Puno, Peru. The technical filings of this project are in process. As of December 31, 2007, the selection of the project supervisor is pending to be executed by EGASA. Additionally, certain governmental approvals remain to be obtained for the Company to be allowed to begin construction of the dam.

20.	Transactions with affiliates

(a)	Nature of relationship

-	Shareholders – See note 1 to the financial statements
-	Management – Minera Phelps Dodge del Perú S.A.C.: subsidiary of Phelps Dodge Perú Inc.

(b)	During the years 2007 and 2006, the Company has carried out the following transactions with its affiliates:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Revenues / (expenses)
Copper cathode sales, note 5	536,816	530,674	287,699
Copper concentrate sales, note 5	978,776	13,083	-
Management services (c)	17,075	6,217	6,217
Management of the primary sulfide project (c)	-	3,409	444

(c)
On June 1, 2005, the Company and Minera Phelps Dodge del Perú S.A.C. signed an agreement whereby Minera Phelps Dodge del Perú S.A.C. was appointed as the general manager of the Company. For the services rendered under this agreement, the Company would pay an annual fee of US$5,500,000 during the development stage of the Primary Sulfide Expansion and US$17,075,000 beginning when the expansion is operational.

(d)	As a result of these transactions, the Company has accounts receivable as described in Note 5 and has the following liabilities as of December 31, 2007 and 2006:

	2007	2006
	US$(000)	US$(000)
Accounts payable
Minera Phelps Dodge del Peru S.A.C.	6,513	328
Phelps Dodge Sales Company (PDSC)	1,455	101
Sociedad Contractual Minera El Abra	45	-
Phelps Dodge Mining Services, Inc.	40	273
Phelps Dodge Corporation	39	37

	8,092	739

21.	Earnings per share

Basic and diluted earnings per common share have been determined as follows:

	2007		2006		2005

Profit for the year	US$	804,685,000	US$	444,621,000	US$	234,663,000
Weighted average number of share outstanding		350,056,012		350,056,012		298,911,465
Basic and diluted earnings per share	US$	2.30	US$	1.27	US$	0.79

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares as of the date of the financial statements.

22.	Additional information regarding cash flows

(a)	During the year 2007, 2006 and 2005 the income tax payments amounted to US$138,900,000, US$32,735,000 and US$60,210,000, respectively.

(b)
During the year 2007, the payments of financial expenses and collections of financial income amounted to US$23,346,000 and US$2,984,000, respectively (US$33,168,000 and US$10,899,000 in 2006 and US$139,000 and US$7,063,000 in 2005, respectively).

23.	Financial risk management

The Company’s activities are exposed to different financial risks: market risk (including interest rate risk, foreign currency risk and the risk arising from changes in market prices of minerals), credit risk and liquidity risk. The Company’s financial risk management program focuses on mitigating potential adverse effects on its financial performance.

The Company’s Management knows the conditions prevailing in the market and based on its knowledge and experience, manages the risks related to foreign currency, interest rate, credit and liquidity. The most important aspects for the management of these risks are summarized below:

(a)	Liquidity risk -

Liquidity risk arises from situations in which cash might not be available to pay obligations at maturity date and at a reasonable cost. The company maintains adequate liquidity by properly managing the maturities of assets and liabilities to satisfy unexpected liquidity requirements.

(b)	Currency risk -

The Company buys, sells its products, and obtains working capital facilities and makes investments denominated in U.S. dollars. The assets and liabilities maintained in currencies different from the U.S. dollar (Nuevos Soles) are not significant. Management estimates that the future exchange rate fluctuations of Peruvian currency versus the U.S dollar will not significantly affect the results of the Company’s future operations.

(c)	Credit risk -

The Company’s exposure to credit risk arises from counterparty’s incapacity to fully pay committed amounts at maturity. The financial assets of the Company that are exposed to potential credit risk mainly are comprised of balances deposited in banks, marketable securities and trade accounts receivable. The balances of these items held as of December 31, 2007 and 2006 represent the maximum exposure to credit risk.

(d)	Interest rate risk -

The Company’s exposure to this risk arises from the changes in interest rates for its financial assets and liabilities. The Company manages financial liabilities with floating interest rates; the risk resulting of this position is then offset by the effect of the marketable securities held at a variable rate. Consequently, the Company does not expect to incur significant losses from interest risk.

(e)	Price risk -

The Company is exposed to the risk of changes in the market prices of minerals. The Company has decided to accept the risk of changes in the market prices of minerals, and has not hedged its exposure to price fluctuation.

24.	Fair value of financial instruments

The information concerning the fair value of the financial instruments, including derivatives, is presented below.

-	Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments

-
Given that the interest rates of the long-term financial obligations are similar to the current market rates for this type of instrument, the fair value of these financial instruments is not significantly different from their book value.

25.	Mineral reserves (unaudited)

As of December 31, 2007 and 2006, the Company’s proven mineral reserves are:

	MT (000)		Grade
	2007	2006	2007	2006

Mineral for leaching	309,402	334,296	0.44	0.46
Mineral for milling	1,456,232	1,407,136	0.44	0.47

Production in thousands of pounds was as follows:

	2007	2006

Cathodes	203,595	212,781
Concentrate	390,632	8,945

Average London Metals Exchange price per metric ton:

	2007	2006

Copper	7,126	6,731

26.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

The Company's financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in Note 27 and are principally related to the items discussed in the following paragraphs:

(a)	Accounting differences -

Income tax
Peruvian GAAP – Under IAS 1, Presentation of Financial Statements, deferred tax assets and liabilities are always classified as non-current assets or liabilities.

Under local GAAP, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits and thus the income tax consequences of dividends are recognised when a liability to pay the dividend is recognised.

U.S.GAAP – The Company measures current and deferred tax assets and liabilities at the applicable tax rate. With respect to the income tax consequences of basis differences of undistributed earnings, the Company recognises deferred tax liabilities at the applicable tax rate based on its tax planning strategies. Due to the change in controlling shareholder in 2007, the Company re-assessed certain of its tax planning strategies and, as a result, the Company recorded deferred income tax liabilities related to certain undistributed earnings.

Effective January 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting and reporting for uncertainties in the application of the income tax laws to the Company’s operation. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have a significant impact on the Company’s financial statements.

Workers' profit sharing
Peruvian GAAP - Workers' profit sharing expense (income) is separately presented in the statements of income in a similar way as income tax expense (income). Also, deferred workers' profit sharing asset (liability) is separately presented in the balance sheets in a similar way as deferred income tax assets (liabilities).

U.S. GAAP - The practice is to recognize the workers' profit sharing expense (income) as part of operating cost and the excess over 18 salaries related to profit sharing is recognized as part of current income tax. Also, deferred workers' profit sharing assets (liabilities) shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes.

Mine development cost
Peruvian GAAP - Stripping costs incurred in mine preparation through December 31, 1999 are included as mine development cost in the balance sheet and are amortized based on the mineral extracted until 2006. The balance of these deferred costs was written off in 2007. Stripping costs incurred in the operation phase as from 2000 are charged to the cost of production.

U.S. GAAP - Stripping costs incurred in the operation phase are charged to the cost of production as incurred.

(b)	Differences in presentation

Presentation of voluntary contributions

Peruvian GAAP - Voluntary contribution amounting to US$48,674,000 is presented as part of operating expenses.

U.S. GAAP - Voluntary contribution amounting to US$48,674,000 must be presented as part of cost of sales in the income statement.

Presentation of debt issuance costs

Peruvian GAAP - Debt issuance costs amounting to US$18,333,000 as of December 31, 2006 are shown net from related debt.

U.S. GAAP - Debt issuance costs amounting to US$18,333,000 as of December 31, 2006 are shown as part of the current assets.

27.	Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2007, 2006 and 2005 and to shareholders' equity as of December 31, 2007 and 2006 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	2007	2006	2005
	US$(000)	US$(000)	US$(000)

Net income under Peruvian GAAP	804,685	444,621	234,663
Items increasing (decreasing) reported net income
Deferred income tax	239,764	-	-
Amortization of mine development cost	13,672	1,277	1,237
Deferred income tax and workers´ profit sharing	(4,867)	(455)	(440)
Net adjustments	(230,959)	822	797

Net income under U.S. GAAP	573,726	445,443	235,460

Basic and diluted income per share under U.S. GAAP	1.64	1.27	0.79

	2007	2006	2005
	US$(000)	US$(000)	US$(000)
Shareholders´ equity according to the financial statements under Peruvian GAAP	1,445,742	1,261,057	816,436
Deferred income tax	(239,764)	-	-
Amortization of mine development cost	-	(13,672)	(14,949)
Deferred income tax and workers´ profit sharing	-	4,867	5,322
Shareholders´ equity according to the financial statements under U.S. GAAP	1,205,978	1,252,252	806,809

The following is a roll forward of the components of shareholders' equity under U.S. GAAP:

US$(000)
Shareholders´ equity under U.S. GAAP at January 1, 2005	276,773

Paid dividends	(147,173)
Capital contributions	441,749
Net income in accordance with U.S. GAAP	235,460
Shareholders´ equity under U.S. GAAP at December 31, 2005	806,809

Net income in accordance with U.S. GAAP	445,443
Shareholders’ equity under U.S. GAAP at December 31, 2006	1,252,252
Paid dividends	(620,000)
Net income in accordance with U.S. GAAP	573,726
Shareholders' equity under U.S. GAAP at December 31, 2007	1,205,978

28.	Recently Issued Accounting Pronouncements

Business Combinations -
In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R) which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any no controlling interest in the acquire. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is January 1, 2009 or later and is to be applied prospectively. Early adoption is prohibited.

Noncontrolling Interests in Consolidated Financial Statements -
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (SFAS No. 160) - which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest, and the valuation of any retained no controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the no controlling owners. SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009 with early adoption prohibited. This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests.

Fair Value Option of Financial Assets and Liabilities
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective for the Company’s fiscal year beginning January 1, 2008. We do not believe the adoption of SFAS No. 159 will have a material impact on our financial reporting and disclosures.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company’s fiscal year beginning January 1, 2008. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 157 on the Company’s consolidated financial results.

Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162, “Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 162 the Company’s consolidated financial results.

Exhibit Index

Exhibit No.	Document Description

1.1
By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2
By-Laws (Estatutos) of Minera Yanacocha S. R. L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1
Participation Agreement among Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprus Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. dated March 16, 2005 (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2004, filed on May 27, 2005).

4.2
Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerno Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

4.3
Term Loan Agreement, dated as of May 21, 2008, among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía de Minera Condesa S.A., as guarantor, Banco de Credito del Peru, as administrative agent, Banco de Credito del Peru, as collateral agent, and each lender party thereto.†

4.4	Pledge Agreement, dated as of May 21, 2008, between Compañía de Minera Condesa S.A., as pledgor, and Banco de Credito del Peru, as collateral agent.†

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

† Filed herewith.