Form 20-F
period 2008-12-31
BUENAVENTURA MINING CO INC
filed 2009-06-05
CIK 1013131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Carlos E. Gálvez, Vice President and Chief Financial Officer
Telephone: (511) 419-2540
Facsimile: (511) 471-7349
Address: Carlos Villaran 790, Santa Cataline, Lima 13, Peru
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, nominal (par) value of ten Peruvian Nuevos Soles per share	New York Stock Exchange Inc.٭ Lima Stock Exchange

American Depositary Shares (ADSs) representing one Common share each	New York Stock Exchange Inc.

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

Common shares nominal (par) value of S/.10.00 per share	274,889,924	*
Investment shares nominal (par) value of S/.10.00 per share	744,640

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒      No ☐

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

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒      Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐      Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☒

TABLE OF CONTENTS

PART III
ITEM 17.	Financial Statements	180

ITEM 18.	Financial Statements	181

ITEM 19.	Exhibits	182

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

Until December 31, 2005, we and our subsidiaries maintained our financial books and records in Nuevos Soles, the functional and reporting currency until such date.  Effective January 1, 2006, we changed our functional and reporting currency from Nuevos Soles to U.S. Dollars.  See Note 2.1(f) to our audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008, or the Financial Statements, for an explanation of the main reasons supporting this change.  We present our consolidated financial statements in conformity with accounting principles generally accepted in Peru, which we refer to as Peruvian GAAP.  See Note 33 to the Financial Statements for a description of the significant differences between the accounting principles we follow under Peruvian GAAP and the accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP, and Note 34 to the Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods covered.  Pursuant to the rules of the United States Securities and Exchange Commission, or the Commission, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha, and Sociedad Minera Cerro Verde S.A.A., or Cerro Verde.  Yanacocha and Cerro Verde maintain their financial books and records in U.S. Dollars and present their financial statements in accordance with U.S. GAAP and Peruvian GAAP, reconciled to U.S. GAAP, respectively.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5.  Operating and Financial Review and Prospects—The Company—General” and Note 2.1(e) to the Financial Statements.  Our partnership interest in Yanacocha has been calculated at 43.65 percent for the years ended December 31, 2007 and 2008.  As of December 31, 2008 and 2007, our equity interest in Cerro Verde was 19.05 and 18.50 percent, respectively.

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

Selected Financial Data

Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements including the notes thereto appearing elsewhere in this Annual Report.  The selected financial information as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008, is derived from the Financial Statements appearing elsewhere in this Annual Report.  The selected financial information as of and for the years ended December 31, 2004 and 2005 has been derived from consolidated financial statements and related notes thereto which are not included in this Annual Report.  The report of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young Global) on our 2007 and 2008 Financial Statements appears elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP.  Note 33 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to us, and Note 34 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended 2006, 2007 and 2008, and shareholders’ equity as of December 31, 2006, 2007 and 2008.  The operating data presented below is derived from our records and has not been subject to audit.  The financial information and operating data presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects—The Company,” the Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2004(2)	2005(2)	2006	2007	2008
	(In thousands of US$)(1)
Income statement data:
Peruvian GAAP
Net sales of goods and services	266,405	283,387	548,072	747,021	766,603
Revenue associated with performance on executory gold delivery contracts	20,187	28,064	50,325	5,393	-
Royalty income	37,797	46,094	48,475	34,014	48,760
Total income	324,389	357,545	646,872	786,428	815,363

Operating costs:
Cost of sales, without considering depreciation and amortization	(99,911)	(103,881)	(149,309)	(182,007)	(251,804)
Exploration in units in operation	(36,668)	(40,506)	(38,264)	(37,828)	(57,003)
Depreciation and amortization	(22,426)	(34,300)	(38,844)	(49,550)	(62,993)
Total operating costs	(159,005)	(178,687)	(226,417)	(269,385)	(371,800)
Gross income	165,384	178,858	420,455	517,043	443,563

Operating expenses:
General and administrative expenses	(22,833)	(34,350)	(36,639)	(59,205)	(34,907)
Exploration in non-operational areas	(25,877)	(27,812)	(36,190)	(46,407)	(55,231)
Royalties	(9,254)	(12,209)	(24,420)	(33,978)	(35,694)
Provision for impairment of long lived assets	-	-	-	-	(18,610)
Selling expenses	(5,231)	(4,800)	(5,928)	(10,818)	(15,386)
Total operating expenses	(63,195)	(79,171)	(103,177)	(150,408)	(159,828)
Operating income before unusual item	102,189	99,687	317,278	366,635	283,735
Net loss from release of commitments in commercial contracts	-	-	-	(185,922)	(415,135)
Operating income (loss) after unusual item	102,189	99,687	317,278	180,713	(131,400)

Other income (expenses), net:
Share in affiliated companies, net	177,423	263,994	313,168	249,555	340,929
Interest income	3,558	3,523	7,949	11,772	17,851
Gain (loss) on currency exchange difference	(3,706)	448	(308)	5,190	(12,198)
Gain (loss) on change in the fair value of gold certificates	-	-	(4,861)	5,126	-
Loss from change in the fair value of derivative financial instruments	(17,360)	(26,588)	(13,268)	-	-
Interest expense	(4,273)	(4,060)	(5,948)	(8,614)	(33,934)
Loss from exposure to inflation	(2,888)	-	-	-	-
Other, net	(4,811)	(3,227)	(19,502)	(8,686)	(9,290)
Total other income, net	147,943	234,090	277,230	254,343	303,358
Income before workers’ profit sharing, income tax and minority interest	250,132	333,777	594,508	435,056	171,958
Provision for workers’ profit sharing, net	(5,383)	(2,593)	(14,271)	(19,931)	4,725
Provision for income tax, net	(29,911)	(22,816)	(64,033)	(43,975)	26,645
Net income	214,838	308,368	516,204	371,150	203,328
Net income attributable to minority interest	(8,261)	(19,971)	(88,147)	(96,389)	(50,045)
Net income attributable to Buenaventura	206,577	288,397	428,057	274,761	153,283

Basic and diluted earnings per share(3) (4)	0.81	1.13	1.68	1.08	0.60
Basic and diluted earnings per ADS(3)(4)	0.81	1.13	1.68	1.08	0.60
Dividends per share	0.16	0.18	0.24	0.28	0.20

Average number of shares outstanding	254,459,688	254,459,688	254,442,328	254,442,328	254,442,328

	As of and for the year ended December 31,
	2004(2)	2005(2)	2006	2007	2008
	(In thousands of US$)(1)

U.S. GAAP
Operating income (loss)	96,961	97,225	302,277	345,618	(122,667)
Net income – restated(5)	206,685	288,488	424,697	225,458	160,170

Basic and diluted earnings per share – restated(3)(4)	0.81	1.14	1.67	0.89	0.63
Basic and diluted earnings per ADS– restated(3)(4)(5)	0.81	1.14	1.67	0.89	0.63

Balance sheet data:
Peruvian GAAP
Total assets	973,184	1,251,122	1,735,771	1,981,469	2,268,298
Total debt	18,803	8,517	10,606	84,119	327,295
Shareholders’ equity	587,023	862,959	1,300,506	1,580,216	1,728,992

U.S. GAAP
Total assets – restated(5)	972,712	1,250,741	1,732,030	1,972,207	2,222,985
Shareholders’ equity – restated(5)	574,649	839,162	1,205,328	1,360,984	1,486,288

Operating data (unaudited):
Production(6)
Gold (oz.)	357,562	388,042	405,383	403,955	425,257
Silver (oz.)	15,095,562	16,429,816	22,179,552	19,430,511	18,606,478
Proven and probable reserves(7)
Gold (oz.)	931,924	1,036,543	1,032,063	1,315,925	1,080,506
Silver (oz.)	95,862,405	116,452,462	117,808,602	102,195,344	128,431,875

(1)	Except per share, per ADS, outstanding shares and operating data.
(2)
Until December 31, 2005, our financial books and records were maintained in Nuevos Soles, the functional and reporting currency as of such date.  Effective January 1, 2006, we changed the functional and reporting currency from Nuevos Soles to U.S. Dollars.  See Note 2.1(f) to the Financial Statements.  For comparative purposes, all prior years are presented assuming that U.S. Dollars were used as the reporting currency.

(3)
Income per share has been calculated for each year as net income divided by average number of shares outstanding during the year.    As of December 31, 2004 and 2005, the total number of Common Shares outstanding was 137,444,962, including 10,585,130 treasury shares, and the total number of Investment Shares outstanding was 372,320, including 15,933 treasury shares.  During 2005, we acquired 15,055 Investment Shares that are held as treasury shares.  On July 23, 2008, we conducted a two-for-one stock split of our outstanding Common Shares, Investment Shares and ADSs.  As a result, we had 274,889,924 outstanding Common Shares, including 21,130,260 treasury shares, and 744,640 outstanding Investment Shares, including 61,976 treasury shares, as of December 31, 2008.  In accordance with our accounting policy related to basic and diluted earnings per share, the net income per basic and diluted share has been adjusted retroactively for all periods reported to reflect the stock split.  See Note 2.1(x) to the Financial Statements.

(4)
We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.

(5)
Net income, total assets and shareholders’ equity for the year ended December 31, 2004 have been adjusted retroactively to comply with APB Opinion No. 18 – The Equity Method of Accounting for Investments in Common Stock, due to the change in the accounting treatment of Cerro Verde’s investment during 2005.

(6)
The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal, in which we owned a 35.78% controlling equity interest as of December 31, 2008.  The production data in this table reflects 100% of El Brocal’s production.  For the years ended December 31, 2004 to 2008, El Brocal produced 3.4, 4.4, 10.3, 7.1 and 4.6 million ounces of silver, respectively, of which our equity share was 1.1, 1.5, 3.5, 2.4 and 1.7 million ounces of silver.

(7)
Proven and probable reserves for our wholly-owned mines as of December 31, 2004, 2005, 2006, 2007 and 2008 were audited by an independent consultant, Algon Investment S.R.L.  Proven and probable reserves for El Brocal’s mines as of December 31, 2004, 2005, 2006, 2007 and 2008 were audited by an independent consultant, AMEC plc.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008, or the Yanacocha Financial Statements, which Dongo-Soria Gaveglio y Asociados (a member firm of PricewaterhouseCoopers) audited.  The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report.  The selected information as of and for the years ended December 31, 2004 and 2005 has been derived from financial statements and related notes thereto which are not included in this Annual Report.  The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP.  The significant differences between U.S. GAAP and Peruvian GAAP applicable to Yanacocha have been quantified in determining Yanacocha’s reported Peruvian GAAP selected financial data.  The operating data presented below, which is based on 100 percent of Yanacocha’s production and reserves, is derived from Yanacocha’s records and has not been subject to audit.  The financial information presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2004	2005	2006	2007	2008
	(In thousands of US$)(1)

Income statement data:
U.S. GAAP

Revenues	1,249,882	1,490,402	1,543,212	1,093,347	1,612,618

Costs and expenses:
Costs applicable to sales	(450,825)	(507,806)	(468,027)	(506,261)	(659,867)
Depreciation, depletion and amortization	(179,441)	(193,587)	(171,730)	(159,148)	(169,131)
Exploration costs	(35,236)	(32,884)	(32,254)	(28,234)	(28,151)
General and administrative costs	(4,986)	(5,453)	(5,589)	(2,928)	(3,168)
Other expenses	(6,135)	6,669	(108,646)	(80,941)	(83,424)
Total operating expenses	(676,623)	(733,061)	(786,246)	(777,512)	(943,741)
Operating income	573,259	757,341	756,966	315,835	668,877
Interest expense and other	(1,392)	3,540	6,825	12,698	3,642
Pre-tax income	571,867	760,881	763,791	328,533	672,519
Income tax provision	(181,563)	(235,407)	(238,343)	(107,044)	(196,057)
Net income before cumulative effect of change in accounting principles	390,304	525,474	525,448	221,489	476,462
Cumulative effect of change in accounting principle, net	-	-	-	-	-
Net income and comprehensive income	390,304	525,474	525,448	221,489	476,462

Peruvian GAAP
Revenues(2)	1,266,550	1,527,609	1,636,009	1,148,546	1,641,301
Operating income	605,019	675,293	886,373	379,541	709,234
Net income	427,975	535,476	567,659	244,192	463,814

Balance sheet data:
U.S. GAAP
Total assets	1,207,748	1,549,583	1,824,853	1,895,884	1,891,963
Total debt	37,316	3,160	200,000	218,111	205,618
Partners’ equity	811,174	1,156,648	1,196,409	1,326,325	1,212,787
Peruvian GAAP
Total assets	1,091,571	1,473,255	1,823,480	1,925,125	1,911,583
Total debt	36,553	2,850	200,000	218,111	205,618
Partners’ equity	735,203	1,090,679	1,200,562	1,353,180	1,226,994

Operating data (unaudited):
Gold produced (oz.)	3,017,303	3,333,088	2,612,199	1,563,669	1,810,338
Gold proven and probable reserves (thousands of oz.)	32,257	32,620	29,327	27,594	24,850

(1)	Except operating data.
(2)
Under U.S. GAAP, Yanacocha recognizes revenues when the price is determinable and upon delivery and transfer of title of gold to the customer.  In addition, revenues from silver sales are credited to costs applicable to sales as a by-product credit.  Under Peruvian GAAP, revenues, including gold and silver sales, are recognized when doré is delivered to the shipper.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde at the dates and for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008, or the Cerro Verde Financial Statements.  Medina, Zaldívar, Paredes & Asociados (a member firm of Ernst & Young Global) audited the Cerro Verde Financial Statements for 2007 and 2008 and the report of Medina, Zaldívar, Paredes & Asociados on Cerro Verde’s financial statements appears elsewhere in this Annual Report.  The Cerro Verde Financial Statements for years prior to 2006 were audited by Dongo-Soria Gaveglio y Asociados (a member firm of Pricewaterhouse Coopers). The selected information as of and for the years ended December 31, 2004 and 2005 has been derived from financial statements and related notes thereto which are not included in this Annual Report.  The Cerro Verde Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP.  Note 26 to the Cerro Verde Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to Cerro Verde, and Note 27 to the Cerro Verde Financial Statements provides a reconciliation to U.S. GAAP of Cerro Verde’s net income for the years ended 2006, 2007 and 2008 and shareholders’ equity as of December 31, 2007 and 2008.  The operating data presented below, which is based on 100 percent of Cerro Verde’s production and reserves, is derived from Cerro Verde’s records and has not been subject to audit.  The financial information presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2004	2005	2006	2007	2008
	(In thousands of US$)(1)
Income statement data:
Peruvian GAAP
Net sales of goods	260,782	358,928	667,671	1,794,559	1,835,911
Total revenues	260,782	358,928	667,671	1,794,559	1,835,911
Costs of sales
Total costs of sales	(119,482)	(133,715)	(140,423)	(418,108)	(596,741)
Gross margin	141,300	225,213	527,248	1,376,451	1,239,170
Operating expenses
Selling expenses	(1,089)	(1,295)	(3,538)	(54,405)	(78,190)
Negotiated payment (Voluntary contribution)	-	-	-	(48,674)	(29,496)
Other operating expenses	-	-	(48,100)	(2,432)	(29,956)
Total operating expenses	(1,089)	(1,295)	(51,638)	(105,511)	(137,642)
Operating income	140,211	223,918	475,610	1,270,940	1,101,528
Other income (expenses), net
Financial expense	(1,975)	(14)	(2,984)	(23,346)	(7,853)
Financial income	1,148	7,063	10,899	33,168	20,278
Other, net	(31)	169	(550)	(426)	(2,366)
Total other income (expenses), net	(858)	7,218	7,365	9,396	10,059
Profit before workers’ profit sharing and income tax	139,353	231,136	482,975	1,280,336	1,111,587
Workers’ profit sharing	(11,502)	(18,578)	(42,805)	(106,846)	(88,349)
Income tax	(40,188)	22,105	4,451	(368,805)	(304,805)
Net income	87,663	234,663	444,621	804,685	718,433

Basic and diluted earnings per share	0.386	0.785	1.270	2.300	2.052
Dividends per share	0.066	0.492	-	1.77	2.399

Average number of shares outstanding	227,309,099	298,911,465	350,056,012	350,056,012	350,056,012

U.S. GAAP
Operating income (loss)	141,967	224,715	476,432	1,284,612	1,101,528
Net income	88,794	235,460	445,443	573,726	718,433

Basic and diluted earnings per share	0.391	0.788	1.272	1.640	2.05

Balance sheet data:
Peruvian GAAP
Total assets	364,043	908,800	1,651,256	2,035,576	1,983,572
Total debt	-	1,906	183,667	73,764	-
Shareholders’ equity	265,611	816,436	1,261,057	1,445,742	1,324,175

U.S. GAAP
Total assets	347,857	893,851	1,637,584	2,035,576	1,983,572
Shareholders’ equity	255,187	806,809	1,252,252	1,205,978	1,084,411

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	195,108	206,245	221,726	594,227	694,486
Proven and probable reserves
Copper (in thousands of metric tons)	1,646,742	1,594,184	1,741,432	1,765,634	3,022,581

(1) Except per share and operating data

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

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

2004	3.499	3.277	3.413	3.277
2005	3.427	3.253	3.303	3.427
2006	3.355	3.194	3.264	3.194
2007	3.201	2.967	3.123	2.995
2008	3.141	2.690	2.922	3.139

	High(5)	Low(5)	Average(6)	Period end(7)
2008
December	3.140	3.075	3.113	3.139

2009
January	3.174	3.130	3.1504	3.174
February	3.251	3.193	3.235	3.248
March	3.258	3.107	3.173	3.159
April	3.146	2.989	3.083	2.989
May	3.038	2.954	2.992	2.992

(1)	Expressed in nominal (not inflation adjusted) Nuevos Soles.
(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.
(3)	Average of month-end exchange rates based on the offered rate.
(4)	End of period exchange rates based on the offered rate.
(5)	Highest and lowest of the exchange notes based on the offered rate on the last day of each month.
(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.
(7)	The exchange rate based on the offered rate on the last day of each relevant month.
Source:  SBS

On June 2, 2009, the offered rate for Dollars as published by the SBS was S/2.967= US$1.00.

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

Prices of Gold, Silver and Copper

Because our revenues are derived primarily from the sale of ore concentrates containing gold and silver, Yanacocha’s revenues are derived primarily from the sale of gold and silver and Cerro Verde’s revenues are derived primarily from copper sales, the prices we, Yanacocha and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, and our, Yanacocha’s and Cerro Verde’s earnings, are directly related to world market prices for such metals.  Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for and worldwide supply of gold, silver, copper and other metals; the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries.  We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals.  Due to actions taken in 2007 and early 2008 to release our gold hedge book from specified fixed prices, we are now completely unhedged as to the price at which our gold and silver will be sold.  As a result, we are fully exposed to the effects of changes in prevailing market prices of gold and silver. See “Risk Factors—Factors Relating to the Company—Hedging,” “Item 11.  Quantitative and Qualitative Disclosures About Market Risk” and Note 29 to the Financial Statements.  For information on gold and silver prices for each of the years in the five-year period ended December 31, 2008, see “Item 4.  Information on the Company—The Company—Business Overview—Sales of Metal Concentrates.”  On December 31, 2008 and May 29, 2009, the morning fixing price for gold on the London Bullion Market was US$865 per ounce and US$972 per ounce, respectively.  On December 31, 2008 and May 29, 2009, the afternoon fixing spot price of silver on the London market, or London Spot, was US$10.79 per ounce and US$15.52 per ounce, respectively.  On December 31, 2008 and May 29, 2009, the London Metal Exchange Settlement price for copper was US$2,902 per metric ton and US$4,776 per metric ton, respectively.

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

In 2007, Cerro Verde negotiated an agreement with the Peruvian government that allowed a credit against contributions to the local mining fund for Cerro Verde’s work in constructing water and sewage treatment facilities in the Arequipa region in 2006.  However, during the third quarter of 2007, Cerro Verde’s agreement with the government was modified to exclude this credit.  Cerro Verde recorded an expense of US$48.7 million in 2007, of which US$16.7 million was related to contributions for 2006 and US$32.0 million was related to contributions for 2007.  Cerro Verde recorded an expense of US$29.5 million in 2008.  As of December 31, 2008, Cerro Verde’s liability associated with the local mining fund contributions totaled US$27.9 million.

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

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters.  The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our, Yanacocha’s and Cerro Verde’s operations and require us, Yanacocha and Cerro Verde to make significant capital expenditures in the future.  Although we believe we are substantially in compliance, and Yanacocha and Cerro Verde have advised us that Yanacocha and Cerro Verde are substantially in compliance, with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s business or results of operations.  See “Item 4.  Information on the Company—The Company—Business Overview—Regulatory Framework—Environmental Matters” and “—Permits” and “Item 4.  Information on the Company—Yanacocha—Regulation, Permit and Environmental Matters.”

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

At El Brocal, we implemented a base metal hedging policy for a maximum of 25 percent of El Brocal’s total payable metal contained per year, for up to three years.  As of March 31, 2009 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps.  Outstanding hedging commitments for 2009 to 2011 amount to 10 percent of payable metal and are as follows: (i) 5,200 metric tons of copper at an average price of US$8,147 per metric ton, (ii) 14,300 metric tons of lead at an average price of US$2,302 per metric ton and (iii) 12,000 metric tons of zinc at an average price of US$2,637 per metric ton. See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk” and Note 28 to the Financial Statements.

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

Speculative Nature of Metals Exploration

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and frequently is unsuccessful.  There can be no assurance that our, Yanacocha’s or Cerro Verde’s metals exploration efforts will be successful.  Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.  As a result of these uncertainties, no assurance can be given that our or Yanacocha’s exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs.  Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated.  Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce.  It is not unusual in new mining operations to experience unexpected problems during the start up phase.  Yanacocha and Cerro Verde used US$725 per ounce of gold and US$1.60 per pound of copper to calculate their gold and copper reserves, respectively, as of December 31, 2008; we use a fixed price of US$725 per ounce of gold and a three-year average historic price of US$13.00 per ounce of silver to calculate our proven and probable ore reserves.

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

As of December 31, 2008, Yanacocha’s proven and probable reserves (excluding Conga’s proven and probable reserves) were estimated to be 13.0 million ounces of gold, representing a 17.4 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2007, which were estimated to be 15.8 million ounces of gold.  The decrease in reserves of gold was mainly due to a mining depletion of 2.6 million ounces, as well as a decrease of 0.1 million ounces of gold reserves due to unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, transfer of reserves to non-reserve mineralization due to social issues and leach pad capacity limitations, partially offset by metal price increases, an increase in the expected recoverable ounces in leach pads and the improvement of pit design.

As of December 31, 2008, our proven and probable reserves were estimated to be 1.1 million ounces of gold, which represented a 15% decrease from an estimated 1.3 million ounces of gold reserves as to December 31, 2007.  The decrease in reserves of gold was mainly due to depletion of reserves in our Antapite and Porcota mines.

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

Labor Matters

Between 2002 and early 2007, we did not experience any strikes.  On April 30, 2007, we experienced a five-day labor stoppage at the Uchucchacua mine, which coincided with a strike called by the National Mining and Metallurgical Union.  In November 2007, unionized workers at Uchucchaccua engaged in a three-day strike called by the National Mining and Metallurgical Union.

On February 27, 2008, the unionized workers of our Uchucchacua, Orcopampa, Ishihuinca and Antapite mines went on strike for three days, demanding an increase in the amount of their statutorily-required 8 percent share of our annual pre-tax profits.  On June 5, 2008, our Uchucchacua laborers went on a four-day strike to support their negotiating position in the collective bargaining process.  On June 30, 2008, the union of contractor workers of our Uchucchacua mining unit commenced a 7-day strike promoted by the National Federation of Mining Unions, which was declared illegal by the Peruvian Work Ministry.

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

On June 10, 2008, the Sindicato Unico de Trabajadores of Sociedad Minera de Cerro Verde S.A.A. commenced an 11-day strike at Cerro Verde.  The strike, which was declared illegal by the Peruvian Work Ministry, ended on June 21, 2008 and did not negatively impact Cerro Verde’s operations.  On November 15, 2008 Cerro Verde and the Sindicato Único de Trabajadores signed a union agreement that is retrospectively applicable from September 1, 2008 through August 31, 2011.

Political and Social Perception

Our and Yanacocha’s exploration and production activities are potentially subject to political and social risks.  Over the past several years, we and Yanacocha have been the target of local political protests, including community protests at our La Zanja project, a roadblock in protest of drilling activities at Yanacocha’s Cerro Quilish mine and a roadblock carried out by members of the Combayo community.  In September 2004, due to the incidents at Cerro Quilish, Yanacocha suspended all drilling activities at this mine.  In December 2004, Yanacocha removed the Cerro Quilish gold deposit from its proven and probable reserves.  See “Item 4.  Information on the Company—The Company—Business Overview—Greenfield Exploration Projects—La Zanja” and “Item 4.  Information on the Company—Yanacocha—Legal Proceedings.”  There can be no assurance that these incidents will not continue, or that similar incidents will not occur, or that the continuation or intensification of community protests would not adversely affect our or Yanacocha’s exploration and production activities or our or Yanacocha’s results of operations or financial condition.

Investment Company Act

As of December 31, 2008, we owned a 43.65 percent partnership interest in Yanacocha and a 19.05 percent equity interest in Cerro Verde.  These interests may constitute “investment securities” for purposes of the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act.

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

In July 1990, Alberto Fujimori was elected president of Peru, and his administration implemented a broad-based reform of Peru’s political system, economy and social conditions, aimed at stabilizing the economy, restructuring the national government by reducing bureaucracy, privatizing state-owned companies, promoting private investment, developing and strengthening free markets, institutionalizing democratic representation and enacting programs for the strengthening of basic services related to education, health, housing and infrastructure.  However, after Fujimori’s reelection to his third five-year term of office on May 29, 2000, Fujimori resigned from his post amid increasing social pressure.  The Peruvian Congress appointed Valentin Paniagua as interim President.  New elections were subsequently held on April 8, 2001 and a run-off election was held on June 3, 2001, in which Alejandro Toledo was elected President.  President Toledo’s government largely retained the economic policies of the previous government, focusing on promoting private investment, privatizing state-owned companies in various sectors including energy, mining and public services.

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

Risks of Inflation, Reduced Economic Growth and Currency Devaluation

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation.  The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by Instituto Nacional de Estadística e Informática, or INEI, has fallen from a high of 7,649.7 percent in 1990 to 3.5 percent in 2004, 1.5 percent in 2005, 1.1 percent in 2006, 3.93 percent in 2007 and 6.7 percent in 2008.  The Peruvian currency has been devalued numerous times during the last 20 years.  The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to revaluation of 5.5 percent in 2004, a devaluation of 4.5 percent in 2005, a revaluation of 6.4 percent in 2006, a revaluation of 7.0 percent in 2007 and a devaluation of 5.4 percent in 2008.  Our revenues and operating expenses are primarily denominated in U.S. Dollars.  If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and American Depositary Shares, or ADSs, could be affected.  Although the Peruvian government’s stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels.  Peru’s foreign reserves at December 31, 2008 were US$31.2 billion as compared to US$27.7 billion at December 31, 2007.  Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline.  See “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”

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

Corporate Disclosure and Accounting Standards

We prepare our financial statements using Peruvian GAAP, which differs in certain material respects from U.S. GAAP.  Thus, the presentation of Peruvian financial statements and reported earnings may not be comparable to those companies whose financial statements are prepared in accordance with U.S. GAAP.  See Note 33 to the Financial Statements for a description of the significant differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 34 for a reconciliation to U.S. GAAP of our net income and shareholders’ equity for the period included therein.  In addition, as a foreign private issuer in the United States, we have less intensive reporting requirements and information regarding us may not be as readily disseminated into the market.

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

Factors Relating to the Common Shares and ADSs

Voting Rights; Effective Control by Principal Shareholders

The aggregate percentage of the economic interest of our outstanding share capital held by Alberto Benavides de la Quintana, our Chairman and former Chief Executive Officer, and certain members of his immediate and extended family and their spouses, or the Benavides Family, as of April 30, 2009, was 26.97 percent.  Because of the significant ownership interest the Benavides Family holds in common shares and because the Investment Shares held by others do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has a significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.  In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among us, The Bank of New York, as depositary, or the Depositary, and the owners and beneficial owners of ADSs, or the Amended and Restated Deposit Agreement, relating to our ADSs, if holders of ADSs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by us, which will likely be Alberto Benavides de la Quintana, a discretionary proxy to vote such shares, unless we inform the Depositary that we do not wish such proxy to be given.

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

THE COMPANY

History and Development

Overview

We are Peru’s largest publicly-traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals, in Peru.  We currently operate the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite and Ishihuinca mines and have controlling interests in two other mining companies which operate the Colquijirca, Marcapunta and Shila-Paula mines. We also own an electric power transmission company and an engineering services consulting company and have minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America’s largest gold mine, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru.  For the year ended December 31, 2008, our consolidated net sales were US$766.6 million and our consolidated net income was US$153.3 million.  The tables below summarize the total production and our equity share of production for the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite and Ishihuinca, Shila-Paula, Colquijirca, Marcapunta, Yanacocha and Cerro Verde mines for the year ended December 31, 2008:

	TOTAL PRODUCTION					BUENAVENTURA’S EQUITY SHARE OF PRODUCTION
UNIT	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST	BVN SHARE (%)	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST
	(in thousands)					(in thousands, except percentages)
Orcopampa	111	285	-	-	-	100.00	111	285	-	-	-
Poracota	25	46	-	-	-	100.00	25	46	-	-	-
Uchucchacua	11,417	-	12	12	-	100.00	11,417	-	12	12	-
Julcani	1,594	-	2	-	-	100.00	1,594	-	2	-	-
Recuperada	637	-	2	3	-	100.00	637	-	2	3	-
Antapite	80	43	-	-	-	100.00	80	43	-	-	-
Ishihuinca	-	8	-	-	-	100.00	-	8	-	-	-
Shila-Paula	101	39	-	-	-	100.00	101	39	-	-	-
Colquijirca and Marcapunta	4,642	4	28	90	8	35.78	1,661	1	10	32	3
Yanacocha	3,539	1,810	-	-	-	43.65	1,545	790	-	-	-
Cerro Verde	1,717	-	-	-	347	19.05	327	-	-	-	66
TOTAL	23,862	2,236	44	106	356		17,497	1,213	27	48	69

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

Since the late 1980s, we have continued our efforts to decrease our exposure to silver price fluctuations and have pursued a plan to increase overall precious metals production and production efficiency.  We have continued to expand our mineral reserves through the implementation of property acquisition and intensive exploration programs designed to increase reserves and production of gold.  As part of this strategy, we acquired an equity interest in Yanacocha and conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at the Orcopampa, Shila, Ishihuinca and Antapite mines.  In addition, we acquired an equity interest in Cerro Verde, which operates an open-pit copper mine in Peru.  These initiatives have transformed us from primarily a silver producer into primarily a gold producer, based on allocated revenue.  In 2008, gold, copper, silver and other metals accounted for 57 percent, 19 percent, 13 percent and 11 percent, respectively, of our equity share of production value in our consolidated subsidiaries, Yanacocha and Cerro Verde.

On January 14, 1992, we, through our wholly-owned subsidiary, Compañía Minera Condesa S.A., or Condesa, together with Newmont Second Capital Corporation, or Newmont Second, a wholly-owned subsidiary of Newmont Mining, and Société d’Etudes, de Recherches et d’Exploitations Miniéres, or Serem, a wholly-owned subsidiary of the Bureau de Recherches Geologiques et Minières, or BRGM, the geological and mining bureau of the French government, formed Yanacocha to continue exploration of the deposits at a mining site in the Cajamarca area.  At that time, Yanacocha was 38 percent owned by Newmont Second, 24.7 percent owned by Serem, 32.3 percent owned by Condesa and 5 percent owned by The International Finance Corporation, or IFC, the branch of the World Bank that promotes private investments.  As of May 31, 2009, our participation in Yanacocha was 43.65 percent, and Newmont Second’s was 51.35 percent, with IFC continuing to own 5 percent.

In October 2000, we and Newmont Mining agreed to consolidate our properties in Cajamarca, northern Peru, in Yanacocha.  Under the consolidation plan and according to agreements signed in December 2000, we sold several assets to Yanacocha, including the Minas Conga project, the China Linda lime plant, mining rights, aerial land and other machinery and equipment and inventories.  See “—Property, Plants and Equipment—Yanacocha’s Properties—Operating Properties.”  We received approximately US$9 million in connection with this sale.  We also entered into an administration agreement with Yanacocha, setting forth that we would manage the China Linda lime plant until December 18, 2010, for a monthly fee of US$10,000 plus reimbursement of all incurred costs.  However, in December 2001, Yanacocha terminated the agreement and we ceased to manage the China Linda plant.  As a result of the termination, we received a payment of US$1.8 million from Yanacocha.

On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares for US$154.9 million, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent.  Freeport-McMoran Copper & Gold Inc. maintains a majority interest in Cerro Verde.  See “—Intermediate Holding Companies, Subsidiaries and Equity Participations—Sociedad Minera Cerro Verde S.A.A.”  As of March 31, 2009, Cerro Verde was 53.56 percent owned by Cyprus Climax Metals Company, a subsidiary of Freeport-McMoran Copper & Gold Inc., 21.00 percent owned by SMM Cerro Verde Netherlands B.V. and 19.21 percent owned by us.

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

In March 2008, our shareholders approved an increase in the nominal par value of our Common Shares and Investment Shares from S/.4.00 per Common Share or Investment Share to S/.20.00 per Common Share or Investment Share, as well as a subsequent two-for-one stock split of our Common Shares and Investment Shares.  In July 2008, we conducted a two-for-one stock split of our outstanding Common Shares, Investment Shares and ADSs.  As a result, we had 274,889,924 outstanding Common Shares, including 21,130,260 treasury shares, and 744,640 outstanding Investment Shares, including 61,976 treasury shares, as of December 31, 2008.  In connection with the stock split, our bylaws were amended to decrease the nominal par value of our Common Shares and Investment Shares from S.20.00 to S/.10.00 per Common Share or Investment Share.

 Business Strategy

Our strategy is to strengthen our position as one of Peru’s leading gold and silver mining companies by expanding our reserves and production.  We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont Mining, Sumitomo Metal Mining Peru S.A., or Sumitomo, Gold Fields Peru S.A., or Gold Fields, Southern Copper Corporation, or SCC, Freeport and Teck Cominco Perú S.A., or Teck Cominco.  Further, we seek to increase the efficiency and capacity of our mining operations.  We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

We view an active exploration program as our primary means to obtain new reserves.  As of March 31, 2009, we held, either directly or in conjunction with exploration partners, 495,067 hectares of mining rights, excluding an additional 234,939 hectares in mining properties which are consolidated in our production units, making us a major holder of mining rights in Peru.

During 2008 we spent approximately US$27.12 million on “greenfield” and US$18.69 million in “brownfield” exploration-related investments in Peru.  Our “greenfield” investments focused on the following exploration projects: El Faique, La Zanja, Tantahuatay, Hualgayoc, Ccalla Arma, El Milagro, Titiminas, Huañacancha, Luishaja, Breapampa, Trapiche, Chucapaca and Argentina.  The 2008 exploration program was financed by internal funds as well as a US$6.7 million contribution by Newmont Peru S.R.L., Southern Copper Corporation, Gold Fields La Cima S.A., Minera Gold Fields Peru S.A. and Sumitomo Metal Mining Peru S.A.  Our “brownfield” investments focused on the following exploration projects in 2008: Mallay, Anamaray, Huamani Huayta Oeste, Orcopampa, Estela-Pampa Castilla, Ayamarca and Shila-Paula.  In 2009, we intend to invest US$16.88 million in the Mallay, Anamaray, Huamani Huayta Oeste, Estela-Pampa Castilla, Ayamarca, Orcopampa and Shila-Paula brownfield exploration projects.  We expect to invest between US$20.0 and US$25.0 million in the following greenfield exploration projects during 2009: Trapiche, Chucapaca, Breapampa, Hualgayoc, Ccalla Arma and El Faique.

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

	Year Ended December 31,
	2006		2007		2008
			(in thousands)
Julcani	US$	802	US$	1,089	US$	1,150
Uchucchacua(a)		13,560		5,458		15,187
Orcopampa(b)		13,649		12,977		14,744
Recuperada		939		1,563		2,525
Ishihuinca		154		142		97
Shila-Paula		1,385		442		1,661
Colquijirca and Marcapunta		15,362		6,346		8,391
Antapite		5,440		7,527		652
Conenhua		537		3,846		1,776
Total	US$	51,828	US$	39,390	US$	46,183

	Year Ended December 31,
	2006		2007		2008
			(in thousands)
Machinery and equipment	US$	2,634	US$	5,768	US$	3,639
Infrastructure		20,998		23,362		23,981
Mining		5,856		6,153		3,777
Milling		17,594		1,316		9,594
Transportation		999		938		397
Communications		205		65		133
Environmental		20		174		36
Other		3,522		1,614		4,626
Total	US$	51,828	US$	39,390	US$	46,183

(a)	For 2008, includes US$7.5 million for the construction of the Orcopampa old tailings treatment plant.
(b)	For 2008, includes US$4.7 million for the plant expansion project in order to increase its capacity to 3,000 MT per day.

We financed our capital expenditures in 2006, 2007 and 2008 with internally-generated funds.

We have budgeted approximately US$110.0 million for capital expenditures in each of 2009 and 2010.  Exploration expenses in non-operating units are expected to be US$30.0 million in 2009 and 2010. To fund our planned capital expenditures program, we plan to use internally-generated funds. See “Item 5.  Operating and Financial Review and Prospects—The Company—Liquidity and Capital Resources.”

In Uchucchacua, our ongoing projects for this year include (i) the deepening of the master shaft in the Carmen mine from level 3,990 to level 3,990 and (ii) the construction of ramp 626 and the deepening of the Luz Shaft in the Socorro mine to reach level 3,990 from level 4,060. In Orcopampa, our ongoing projects include (i) the deepening of the Nazareno shaft from level 3,290 to level 3,170 and (ii) the deepening of the Prometida Shaft to reach level 3,290. In Colquijirca, 2009 and 2010 projects include the expansion of the concentrator plant to 18,000 metric tons, or MT, per day.

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

Business Overview

Production

We principally produce refined gold and silver, either as dore bars or concentrates, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally.  The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Poracota, Recuperada, Ishihuinca, Colquijirca, Marcapunta and Shila-Paula mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine’s production.  Production from Cerro Verde and Yanacocha are not included in these production figures.

	Year Ended December 31, (1)
	2006	2007	2008
Gold (oz.)(2)	405,383	403,955	425,257
Silver (oz.)	22,179,552	19,403,507	18,606,478
Zinc (ST)(3)	80,686	108,110	105,755
Lead (ST)	44,436	48,521	44,299
Copper (ST)	141	1,578	8,453

(1)
The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal, in which we owned a 35.78% controlling equity interest as of December 31, 2008.  The production data in this table reflects 100% of El Brocal’s production.  For the years ended December 31, 2004 to 2008, El Brocal produced 3.4, 4.4, 10.3, 7.1 and 4.6 million ounces of silver, respectively, of which our equity share was 1.1, 1.5, 3.5, 2.4 and 1.7 million ounces of silver.

(2)	Throughout this Annual Report, “oz” refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0135 grams.
(3)	Throughout this Annual Report, “ST” refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

We view exploration as our primary means of generating growth value for shareholders and typically maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru.  We currently hold, either directly or in conjunction with exploration partners, 495,067 hectares of mining rights as part of our exploration program.  We hold an additional 234,930 hectares in mining properties which are consolidated in our production units.  We invested approximately US$27.12 million in exploration for Mineralized Material not in Reserve, or NRM, during 2008, including 28,653 meters of exploratory diamond drilling and 193 meters of exploratory underground workings in the El Faique, Hualgayoc, Mallay, Ccalla Arma, El Milagro, Titiminas, Huañacancha, Luishaja, Breapampa, Trapiche, Layo, Shila-Paula, Chucapaca and Argentina projects.  In addition, our exploration partners invested US$6.72 million in the Tantahuatay, La Zanja, Hualgayoc and Ccalla Arma projects.

In 2009, we expect to invest a minimum of approximately US$44.00 million in greenfield exploration and brownfield exploration activities.  Exploration programs at our principal operating mines are not included in our exploration budget and are accounted for as part of the operating costs for each mine.  Exploration expenditures in greenfield and brownfield projects include all of the costs associated with manpower and activities such as geologists, contractors, engineering, drilling equipment, metallurgical testing and environmental, social, engineering and economic feasibility studies.  Management of the exploration team prepares programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to finance each particular exploration activity considered worthwhile.  In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high geological expectation as decided by management. We also allocate non-budgeted amounts over the course of the year to new projects based on factual results, our needs and our geologists’ periodic evaluations and opinions regarding the progress of each opportunity and its potential for further exploration of minerals.

An integral part of our exploration program is the participation in mining exploration agreements with affiliates of experienced mining companies, including Newmont Peru S.R.L., SCC, Gold Fields La Cima, Minera Gold Fields Peru S.A. and Sumitomo Metal Mining Peru S.A.  The benefits of these joint exploration projects include greater investment in the exploration of our mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers.  In these mining exploration agreements, we may be the designated operator, an equity participant, the manager or a combination of these and other functions.

We do not generally conduct significant research and development activities other than investments in geological research and exploration as described herein.

The following table lists our current greenfield exploration projects, our effective participation in each project, our partners with respect to each project, the total hectares as of April 30, 2009, observed mineralization of each project and the total exploration expenditures during 2006, 2007 and 2008.

Exploration Projects(1)(2)	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2006		Total Exploration Expenditures During 2007		Total Exploration Expenditures During 2008
	at April 30, 2009				Total	BVN’S	Total	BVN’S	Total	BVN’S

					(US$ in millions)		(US$ in millions)		(US$ in millions)
Joint Venture Projects:

Breapampa	0.00%	Newmont	90,000	Gold & silver	0.00	0.00	5.01	5.01	3.25	3.25
Ccalla Arma	60.00%	Sumitomo	19,200	Gold & copper	0.00	0.00	0.00	0.00	0.34	0.20
Chucapaca	100.00%	Gold Fields	12,400	Gold & copper	0.00	0.00	0.00	0.00	1.86	1.86
Hualgayoc	50.00%	Gold Fields	12,698	Silver, zinc & lead	0.88	0.17	1.41	0.70	1.15	0.57
La Zanja	53.06%	Newmont	32,070	Gold & copper	3.65	1.94	1.90	1.01	8.45	4.48
Minasnioc(3)	0.00%	ABX	0	Gold & silver	0.43	0.43	0.06	0.06	0.00	0.00
Hueso Sur(3)	0.00%	ABX	0	Gold & silver	0.36	0.36	0.36	0.36	0.00	0.00
Puquio	0.00%	Gold Fields	0	Gold & silver	0.11	0.11	0.00	0.00	0.00	0.00
Santa Marina	0.00%	Rio Narcea	0	Gold & copper	0.10	0.10	0.30	0.30	0.00	0.00
Tantahuatay	40.00%	SCC, Espro	17,722	Gold & copper	3.96	2.21	5.99	3.34	4.62	2.57

Company’s Projects:

Argentina	100.00%	None	68,009	Gold & silver	0.00	0.00	1.23	1.23	2.24	2.24
Altiplano Peru	0.00%	None	0	Gold & silver	0.07	0.07	0.08	0.08	0.07	0.07
Cordillera Oriental	100.00%	None	4,200	Gold & silver	0.18	0.18	0.01	0.01	0.00	0.00
El Faique	100.00%	None	51,541	Copper, zinc & gold	0.75	0.75	0.75	0.75	0.42	0.42
El Milagro	100.00%	None	11,900	Zinc, silver, lead	2.06	2.06	6.75	6.75	3.04	3.04
Huancavelica	100.00%	None	0	Lead, silver & zinc	0.64	0.64	0.11	0.11	0.00	0.00
Huañacancha	0.00%	None	0	Copper & gold	0.00	0.00	0.14	0.14	0.86	0.86
Llillinta	0.00%	None	0	Gold & silver	0.00	0.00	0.83	0.83	0.03	0.03
Los Pircos(4)	100.00%	Troy	0	Gold & silver	3.48	3.48	1.05	1.05	0.30	0.30
Luishaja	0.00%	None	3,900	Silver, lead, zinc	0.00	0.00	0.00	0.00	0.31	0.31
Pampa Andino(4)	0.00%	Troy	0	Gold & silver	0.99	0.99	0.48	0.48	0.27	0.27
Tinyaclla(5)	0.00%	Milpo	0	Copper, zinc, gold	4.47	4.47	0.11	0.11	0.01	0.01
Titiminas	0.00%	None	0	Zinc, silver, lead	0.00	0.00	0.28	0.28	0.47	0.47
Trapiche	100.00%	None	26,414	Copper & molybdenum	1.92	1.92	3.00	3.00	2.87	2.87
Oyotun	0.00%	None	0	Zinc, copper & silver	0.03	0.03	0.00	0.00	0.00	0.00
Others(6)	100.00%	None	145,013	Gold and polymetallic	0.65	0.65	1.46	1.46	3.34	3.34
			495,067		24.73	20.56	31.31	27.06	33.86	27.12

(1)	This table does not include projects abandoned by us, consolidated mining units or those placed on hold prior to 2006.
(2)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(3)	These properties have been returned to ABX.
(4)	In January 2008, these properties were transferred to Inversiones Troy S.A.
(5)	In February 2008, this property was sold to Compañía Minera Milpo S.A.A.
(6)	Includes generative exploration in new areas.

The following table lists our current brownfield exploration projects, our effective participation in each project, the total hectares as of April 30, 2009, observed mineralization of each project and the total exploration expenditures during 2006, 2007 and 2008.

Exploration Projects	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2006		Total Exploration Expenditures During 2007		Total Exploration Expenditures During 2008
	at April 30, 2009				Total	BVN’S	Total	BVN’S	Total	BVN’S

					(US$ in millions)		(US$ in millions)		(US$ in millions)
Brownfield Projects:
Pozo Rico	100.00%	None	3,377	Silver, lead & zinc	2.86	2.86	0.89	0.89	-
Anamaray	100.00%	None	6,952	Zinc, lead & silver	0.34	0.34	0.96	0.96	1.01	1.01
Mallay	100.00%	None	2,250	Silver, lead & zinc	1.92	1.92	4.69	4.69	8.52	8.52
Julcani(4)	100.00%	None	1,800	Silver	0.20	0.20	0.40	0.40	2.01	2.01
Antapite(2)	100.00%	None	22,075	Gold & silver	2.40	2.40	1.27	1.27	2.75	2.75
Poracota(1)	100.00%	None	6,674	Gold	7.87	7.87	11.60	11.60	1.10	1.10
Soras	100.00%	None	22,523	Gold, silver & copper	0.77	0.77	0.86	0.86	0.24	0.24
Layo	100.00%	None	737	Gold, silver & copper	5.17	5.17	1.62	1.62	0.33	0.33
Orcopampa(3)	100.00%	None	12,000	Gold & silver	0.23	0.23	0.34	0.34	0.96	0.96
Shila-Paula	100.00%	None	41,152	Gold & silver	1.72	1.72	0.86	0.86	1.77	1.77
			119,540		23.48	23.48	23.49	23.49	18.69	18.69

(1)	Includes 2008 Poracota Oeste (Huamani Huayta Oeste) operation costs.
(2)	Includes 2008 Hatun Orco and Ayamarca exploration costs.
(3)	Includes 2008 Manto N, Quello-Quello (Sausa), Mulañan, Pariguanas and Chipmo Superficie exploration costs.
(4)	Incluyes 2008 Pampa Castilla & Estela Area (Julcani) and Prospecto Hallazgo (Recuperada) exploration costs.

The following is a brief summary of current greenfield and brownfield exploration activities conducted by us directly and through joint exploration agreements that are believed to represent the best prospects for the discovery of new reserves.  There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves.  Non-reserve mineralization has been included in our 2008 Annual Report from the La Zanja, Tantahuatay, Mallay and Trapiche exploration and mine development projects. Set forth below is a map of all our exploration activities in Peru as of December 31, 2008:

Greenfield Exploration Projects

La Zanja.  Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca city.  Originally, the La Zanja project was part of the Northern Peru joint mining exploration project, which was 35 percent owned by us and 65 percent owned by Newmont Peru.  We currently own 53 percent of La Zanja, with the remainder owned by Newmont Peru.  In 2006, we invested US$3.6 million on a 2,942 meter drilling campaign at the deep copper-gold sulfide deposit at the Cerro La Zanja prospect, a 2,064 meter drilling campaign at the gold oxide deposit at the Cerro La Zanja prospect and a 7,679 meter drilling campaign at the superficial oxide gold Turmalina prospect, an extension of San Pedro Sur.  We have increased the geological resources in oxides at the Turmalina prospect, where 11.8 million metric tons with an average grade of 0.72 grams per ton of gold have been indicated by systematic diamond drilling.  In 2007, we invested US$1.9 million to maintain the property and conduct an environmental impact study, or EIA (Estudio de Impacto Ambiental).  In 2008, we invested US$8.5 million to present the EIA and obtain the necessary permits to start construction of the project.  In July 2008, a public hearing was held in order to provide stakeholders an opportunity to voice their opinions about the development of the project.  In April 2009, we obtained the EIA approval. We expect to commence construction of the mine infrastructure during 2009 in order to start production during the third quarter of 2010.

Tantahuatay.  The Tantahuatay project, a gold-copper project, is wholly-owned by Compañía Minera Coimolache S.A., or Coimolache, an entity that is 40.1 percent owned by us, 44.2 percent owned by SCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company.  Two of the five outcropping gold anomalies have NRM.  Tantahuatay 2 and Ciénaga Norte were infill-drilled in 2002 and 2006, respectively; together they contain NRM of 826,000 ounces of gold and 7.9 million ounces of silver.  The studies have been focused in the oxide zone only.  Cyanidation column tests have been completed with encouraging results, which indicate rapid extractions in the order of 80 to 90 percent, by low-concentration cyanide leaching.  The Tantahuatay 2 prospect was the subject of Feasibility and Environmental Impact Studies conducted during 2007 and 2008.  Infill-drilling has been completed in the Ciénaga deposit, and after the metallurgical studies are completed a feasibility study will be finalized to address viability of a 15,000-ton per day open-pit/heap leach operation.  We are focusing our efforts on resolving community issues and obtaining permits to continue our exploration and enhance support of our infill drilling and feasibility studies for both oxide and sulfide targets.  During 2005, Coimolache invested US$1.55 million in the Tantahuatay project.  In 2006 we obtained permits for a diamond drilling campaign in the Ciénaga Norte area, 3 km southwest from the Tantahuatay 2 area.  Beginning in the third quarter of 2006, we drilled 3,179 meters in 27 holes, which required an investment of US$2.2 million.  Best hole C-57 intercepted 120 meters with 2.06 grams per ton of gold.  In 2007, Coimolache invested US$6.0 million  in 5,665 meters of diamond drilling and 1,684 meters of reverse circulation drilling for exploration, sterilization and engineering in Tantahuatay 2, Mirador Norte and Cienaga Norte.  Total reserves for Tantahuatay 2 and Cienaga Norte have been calculated to be 25 million metric tons of oxides with an average grade of 0.81 grams per ton of gold and 9.66 grams per ton of silver, and an additional NRM on Mirador Norte of oxides of 10.7 million metric tons with an average grade of 0.47 grams per ton of gold.  In 2008, Coimolache invested US$4.6 million to conduct a feasibility study, which included analysis of basic engineering on the processing plant, detailed engineering on operating facilities (e.g., leach pad, waste dump and main roads) and definitive studies on a haul road and a mining plan.  We presented an EIS of Tantahuatay – Tantahuatay 2.  We expect to obtain approval of the EIS in May 2009, at which point we can start construction of the future mine.  In 2009, we plan to invest a minimum of US$4.5 million to complete basic engineering and commence construction of mine infrastructure and to complete an EIS of Cienaga Norte.  We expect to start mining operations at the Tantahuatay site by 2011.

Breapampa.  The Breapampa project is a joint venture with Newmont Peru S.R.L. and is operated by us.  The Breapampa project was leased to us by Newmont Peru S.R.L. and encompasses 90,000 hectares located in the southern portion of Ayacucho region.  It consists of gold and silver mineralization emplaced in epithermal high-sulfidation breccias in Tertiary volcanic rocks over the Parccaorcco hill and the Senccata area.  During 2007, we invested US$5.01 million in this project to conduct a 10,268-meter diamond drilling campaign, which included infill drilling sterilization, geomechanic and hydrogeologic drilling.  We estimated NRM of 5,128,000 metric tons with an average grade of 1.5 grams per ton of gold and 25.6 grams per ton of silver.  During 2008, we invested US$3.25 million to conduct 5,452 meters of diamond drilling.  After analyzing new field data, we reduced our estimate of NRM to 3,886,000 metric tons with an average grade of 1.48 grams per ton of gold and 23.35 grams per ton of silver. During 2008, we also acquired 300 hectares of land for future exploration.  In 2009, we plan to invest US$2.0 million to test gold mineralization in other prospects inside the claim boundary and to further develop the corresponding Environmental Impact Study, or EIS.

Chucapaca.  The Chucapaca project is a gold-copper project wholly-owned by Canteras del Hallazgo S.A.C., our wholly-owned subsidiary.  We entered into a lease and option agreement with Gold Fields for the Chucapaca project in March 2008. The project encompasses a total of 13,200 hectares of mining properties that define the area of interest and is located in the Moquegua region in southern Peru.  As of April 30 2009, we had completed 8,000 meters of diamond drilling for a total investment of US$2.67 million. Under the terms and conditions of the joint venture, Gold Fields can claw back a 51% equity interest in Canteras del Hallazgo S.A.C. after investing approximately US$8.0 million, which represents three times the exploration expenditure invested by us in this project.  Gold Fields completed a total of 2,509 meters of reverse circulation drilling in 2004 over the Chucapaca prospect associated with potential epithermal high sulfidation mineralization within Tacaza Group volcanic rock formations. Our preliminary exploration identified base metal targets on the Chucapaca project referred to as the Canahuire and Katrina prospects.  Our exploration program in 2008 resulted in the discovery of the Canahuire mineralization with encouraging results returned from the diamond drilling program. The program included the completion of 94 kilometers of geophysical magnetic and induced polarization surveys and 6,300 meters of diamond drilling on the Katrina and Canahuire prospects.  We have completed drilling approximately 7,800 meters on the Canahuire prospect and have defined continuity of a gold dominated breccia hosted mineralization over 800 meters strike.  Mineralization remains open to the west, north and at depth.  Future exploration will focus on completing 100m x 100m grid drilling of the Canahuire prospect along strike with drill testing a number of other targets within the Chucapaca project.

Trapiche.  The Trapiche project is wholly-owned by us and encompasses 26,414 hectares of porphyry and skarn mineralization in the Apurimac region.  The Apurimac region is part of a mineralized belt known as the Abancay Batholith where several iron, copper and gold deposits have been identified.  In 2006, we invested US$1.9 million to conduct 4,338 meters of diamond drilling in both Millucucho and Cerro Trapiche porphyry to contour and expand previously identified disseminated copper and molybdenum mineralization.  In 2007, we invested US$3.0 million in 9,998 meters of diamond drilling and 21 kilometers of geophysical IP/mag lines on Cerro Trapiche.  Based on 46 holes drilled with 100 meter spacing, AMEC estimates inferred resources of 315 million tons with an average grade of 0.49 percent of copper and 0.02 percent of molybdenum with a cutoff of 0.20 percent of copper using the geostatistical block model method completed in December 2007.  Metallurgical tests show recoveries of 91 percent of copper and 51 percent of moly by flotation methods on three composite samples for enriched, mixed and primary ores and recovery of 72.8 percent of copper in enriched mineral over 143 days by acid column leach method.  We had planned to invest US$12.0 million in 2008 to conduct an additional 36,000 meters of diamond drilling, metallurgical tests and an engineering/economic scoping study, but community permits delayed the beginning of our drilling campaign.  We stopped field work from August 2007 to September 2008 to negotiate a long-term agreement with the Mollebamba community relating to the possible future operation of the mine.  We eventually invested US$2.9 million in 2008 and conducted 5,484 meters of diamond drilling on the Trapiche Este, Millucucho and Cerro Colorado prospects. We also conducted an additional 18.2 kilometers of magnetic and induced polarization surveys over Trapiche Este.  The best intercepts in the Trapiche Este porphyry include hole TR-57, with 298 meters thickness and an average grade of 0.56 percent of copper and 0.01 percent of moly, and hole TR-81, with 283 meters thickness and an average grade of 0.4 percent of copper and 0.004 percent of moly.  The best intercepts in the Breccia Pipe prospect include hole TR-74 with 342 meters thickness and an average grade of 0.53 percent of copper and 0.01 percent of moly, including 72 meters with 0.97 percent of copper.  The adjusted calculation of NRM is 492 million tons with an average grade of 0.48 percent copper and 0.016 percent moly with a cutoff of 0.20 percent copper.  In 2009, we plan to invest a minimum of US$2.0 million to obtain definitive community permits and to conduct additional diamond drilling, metallurgical tests, geomechanical tests and quality assurance controls.

Hualgayoc.  Hualgayoc is a silver, zinc and lead exploration project, with copper (moly-gold) potential, owned by Consolidada de Hualgayoc S.A., or Consolidada, which is owned 50 percent by Compañía Minera Colquirrumi S.A., our 99.99%-owned subsidiary, or Colquirrumi, and 50 percent by Goldfields La Cima S.A. operator of the project and a wholly-owned subsidiary of Gold Fields.  Consisting of 11,728 hectares, the project is located in the Hualgayoc district, Cajamarca region, and commenced operations in March 2005 with exploration for copper, gold, zinc and lead ore.  On February 24, 2005, Colquirrumi signed an agreement with Gold Fields to explore the Hualgayoc district, including certain areas within the Colquirrumi project.  During 2005, Gold Fields invested US$0.65 million to drill 2,474 meters in eight holes.  Low grade copper-gold mineralization of porphyry style was found in the Cerro Jesús, Lola and Quijote areas.  In 2006, Gold Fields invested US$0.71 million to drill 1,941 meters in the San José and Lola areas.  In 2007, Consolidada invested US$1.4 million in 2,754 meters of diamond drilling from underground workings to generate silver, lead and zinc reserves and resources.  Colquirrumi was focused on underground workings in the Cerro Jesus area, and Gold Fields was focused on surface exploration efforts centered on porphyry copper-gold targets in the Cuadratura and Titán Arabe areas.  During 2008, Consolidada invested US$1.1 million in 2,122 meters of diamond drilling in the Quijote prospect identified by Minera ABX Exploraciones S.A in 1996 for a potential of polymetallic mineralization surrounding the intrusive porphyry with potassic alteration.  The drilling campaign failed to define extension of the mineralization.  Hole 08CHQD-13 intercepts Manto I with 1.7 meter thickness and an average grade of 1.02 grams per ton of gold, 35.3 grams per ton of silver and 1.0 percent of lead.  Consolidada also focused on efforts to negotiate access to the Titan-Arabe target.  In 2009, Consolidada plans to invest US$1.2 million in 4,200 meters of diamond drilling in the Titán-Árabe prospect.

Ccalla Arma. The Ccalla Arma project is a joint mining exploration project with Sumitomo, a subsidiary of Sumitomo Corporation of Japan.  We signed a consortium agreement with Sumitomo Metal Mining Peru S.A. in December 2008, pursuant to which we have a 60 percent interest in the consortium and are responsible for its operation.  The project encompasses 19,200 hectares of claims located in the Huancavelica region. During 2008, we conducted detailed mapping, sampling and geophysics. We and Sumitomo invested a total of US$0.34 million.  In 2009, we and Sumitomo plan to invest US$0.79 million to conduct a 2,000-meter drilling campaign on the Yanaorcco prospect located in the northern portion of the project.  The Yanaorcco prospect is a target for a concealed porphyry copper-gold type deposit.

El Faique.  The El Faique project, previously known as El Papayo, is wholly-owned and operated by us.  The project encompasses 51,541 hectares and is located in the Sechura desert of northern Peru in the Piura region.  This project includes 3,200 hectares sold to us by Cedimin on April 4, 2006.  During 2005, we invested US$1.6 million to consolidate this project by acquiring property from third parties and by claiming new areas.  The El Faique project consists of a deep massive sulfide deposit evidenced by diamond drilling 400 to 700 meters below the surface in the B5 gravimetric anomaly.  This deposit contains a higher-grade mineralization of 7.91 million tons with 2.3 percent copper and significant traces of zinc and gold.  In 2006, we invested US$747,790 in gravimetric reinterpretation and hydrogeologic studies to determine ground water resources and in a community public relations campaign to address social and environmental issues related to the project.  We obtained permits to conduct a drilling program in 2007 over geophysical anomaly A22, 52 km southeast of the B5, anomaly which was detected after gravimetric reinterpretation.  In 2007, we drilled 753 meters in two holes in the A22 anomaly with disappointing results.  We invested US$0.8 million in 2007, mainly to obtain surface permits.  In 2008, we invested US$0.4 million to get access to the surface above the B5, A7 and A9 anomalies.  We also abandoned 35,800 hectares of claims during 2008.  In 2009, we plan to invest an additional $0.4 million to continue our efforts to obtain surface permits and properties.

El Milagro.  The El Milagro project is wholly-owned and operated by us.  Consisting of 11,900 hectares located in the Ayacucho and Huancavelica regions, the project includes four prospective areas named El Milagro, Yuraccasa, Vizcachayoc and Titiminas.  The project consists of polymetallic zinc, lead and silver-rich breccias and replacement bodies in the Jurassic limestones of the Pucara Formation.  We have mining lease & option agreements with Complejo Minero Industrial S.R.L. and Sociedad Minera de Responsabilidad Limitada Tambo del Condor, owners of certain critical properties.  We initiated negotiations with third parties in October 2008 to sell them our mining properties in the El Milagro project. All exploratory surface workings have been remediated.  We returned the 900 hectares of claims leased for Consorcio Minero Industrial SRL and the 600 hectares of claims leased for Sociedad Minera de Responsabilidad Limitada Tambo del Condor at the end of 2008.  We do not have plans to conduct any further work at this site in 2009 and plan to sell the property to third parties.

Llillinta.  The Llillinta project was wholly-owned and operated by us.  Consisting of 4,400 hectares, the project is located in the Huancavelica region northeast of El Milagro property.  It consists of gold-enriched breccia bodies along the contact between Jurassic limestone of the Pucara Formation and Tertiary subvolcanic intrusive rocks.  During 2007, we invested US$0.8 million in the Titiccasa and Yaurillas areas, including 2,580 meters of diamond drilling.  After disappointing first-pass drilling results, we do not plan to conduct further exploration efforts in this project.

Titiminas.  The Titiminas project is the southern extension of El Milagro property and was wholly-owned and operated by us.  Consisting of 600 hectares leased by SMRL Tambo del Condor, a local mining company, the project was located in the Ayacucho region and was previously exploited by informal miners.  The project covers several narrow polymetallic veins, including Juanita and Zoila located within the red beds of the Casapalca Formation.  We initiated first pass exploration in 2006.  In 2007, we invested US$0.3 million in trenching and mapping with the purpose of defining vein continuity.  In 2008, we invested US$0.5 million in 1,352 meters of diamond drilling in 10 holes to delineate the outcropping Juanita ore shoot, which measures 230 meters long by 1.6 meters wide and contains an average of 7.6 percent zinc, 3.0 percent lead and 1.5 ounces per ton of silver.  We tested the lack of mineralization continuity at depth and decided to withdraw from this project.  The claims were returned to the original owners in 2008.  We do not plant to conduct further work on this project.

Huañacancha.  The Huañacancha project is wholly-owned and operated by us.  It consisted of 1,000 hectares in the southern portion of the Huancavelica region. The Antapite 59 claim (located 100 kilometers northwest of the Antapite gold mine) was occupied by informal local miners who dug several small adits over copper-enriched tourmaline breccia bodies and over a skarn layer along the contact between intrusive rocks of the Cretaceous Coastal Batholith and sedimentary rocks of the Yura Formation.  We initiated exploration efforts at the end of 2007, spending US$0.14 million to stop informal mining.  In 2008, we invested US$0.86 million in 3,320 meters of diamond drilling.  We decided to transfer this mining property to the local mining company of Santo Domingo de Capillas that occupied and mined the claim prior to our exploration effort.  The property was transferred in March 2009 and we do not plan to conduct any further field work in this project.

Luishaja. The Luishaja project is located in the Huancavelica region and was wholly-owned and operated by us. Consisting of 3,900 hectares, the project encompasses several polymetallic veins emplaced in a Tertiary volcanic terrain of Sacsaquero Formation. Trenches and channel sampling at surface over the veins show values up to 76 ounces per ton of silver, 7.0 percent of zinc, 10.2 percent of lead and also 5.3 grams per ton of gold. We conducted a preliminary geophysical survey with 12.8 kilometers across the vein system. During 2008 we invested a total of US$0.3 million on exploration. We decided not conduct any further field work in this project in 2009.

Los Pircos.  The Los Pircos project was originally a joint mining exploration project with Meridian Gold Company, or MDG.  It consisted of 36,776 hectares, the project is located east of Chiclayo in the Western Cordillera of Cajamarca, approximately 690 kilometers northwest of the city of Lima.  We discontinued exploration activities at this project during 2006.  In May 2008, the property was transferred to Inversiones Troy S.A., a small mining and exploration company, which was the high bidder for this asset.  We are conducting the remediation of the site, including waste dumps and other surface and underground workings created during exploration, in accordance with environmental permits granted by the Peruvian government.  We plan to finish remediation works in mid 2009.

Huancavelica.  The Huancavelica project was wholly-owned and operated by us.  Consisting originally of 42,223 hectares, the project covered several prospects of the Huancavelica region.  During 2003, the Pampa Andino prospect was separated from the Huancavelica project.  In 2004, we invested US$473,000 to evaluate several prospective areas, including the Cofradía, Yuracjasa, Dorita Sur and Llipina prospects.  At the end of 2004, the Cofradía prospect was separated from the Huancavelica project, and at the end of 2005 and the beginning of 2006, the El Milagro and Tinyaclla projects were separated from the Huancavelica project.  During 2007, we discontinued the Huancavelica project as a budgeted exploration project but evaluated several prospective areas in the region including Ccalla Arma, Llillinta and Titiminas projects.  In 2008, we continued to evaluate new areas in the Huancavelica region, such as Luishaja and Huañacancha, to identify potentially economic polymetallic mineralization.  Each of the Luishaja and Huañacancha projects will be described in this section.  We abandoned several positions in this claim block and consolidated the remainder of this project into our generative exploration budget in 2008.  The Terciopelo and Arcopunco prospects were included in the Huancavelica project until 2007, and since then, have been part of the generative exploration budget.

Tinyaclla.  The Tinyaclla project was wholly-owned and operated by us and consisted of 2,576 hectares located northwest of Huancavelica city.  We acquired the property from Inca Pacific S.A., or Inca Pacific, for US$3.6 million in late 2005.  The property was previously explored intensively for skarn mineralization by Inca Pacific and Rio Tinto Minera Peru Limitada S.A.C., or RTZ, which conducted a 6,341-meter diamond drilling campaign.  We initiated exploration efforts in 1998 around the Rumimaqui area in the northern portion of the property to identify base-metal skarns.  During 2006 we conducted a geophysical survey with 218 km of magnetic lines and 38 km of induced polarization electrical lines pursuant to which we conducted a 2,705-meter diamond drilling program over the Lucía and Talia breccia bodies.  Exploration results were negative.  We invested US$4.47 million for this project in 2006, including the acquisition price for the property and 2,705 meters of diamond drilling.  In 2007, we completed remediation work according to environmental permits granted by the government.  In February 2008, the property was sold to Compañía Minera Milpo S.A.A., a mid-sized Peruvian metal base producer, for US$1.8 million and the project is now known as Pucajaja.  We do not maintain any interest in this property.

Pampa Andino.  In May 2005, we acquired mining rights for the Pampa Andino project for US$1.9 million.  The Pampa Andino project consists of 9,000 consolidated hectares located 175 kilometers southeast of Lima, located on the border between the Ica and Huancavelica regions.  The Pampa Andino project is a low-sulfidation epithermal vein system and is the outcome of a regional exploration program designed to focus on gold exploration in Huancavelica.  During 2006, we invested US$1.0 million and continued diamond drilling and extended underground workings by approximately 500 meters, with disappointing results.  In 2007, we finished underground drilling to test continuity of Rosita vein at depth, with poor results.  In January 2008, the property was leased to Inversiones Troy S.A., a small Peruvian mining and exploration company, which took control of the property in March 2008. During 2008, in accordance with environmental permits given by the Peruvian government we conducted environmental remediation of the site, including waste dumps generated during previous underground workings.  We completed this work in December 2008 after investing US$0.3 million.

Altiplano Peru.  The Franja Sur project, renamed the Altiplano Peru project in 2004, is wholly-owned and operated by us.  This generative project is located in the Apurimac, Arequipa, Cusco and Puno regions of volcanic rocks and carbonate terrains of south-eastern Peru.  From 2006 to 2008, we continued our exploration activities in the periphery of the Trapiche project in the Apurimac region as well as in the Cusco, Puno and Arequipa regions, with a renewed effort to evaluate third-party properties that are structurally and geochemically anomalous.  During 2009, conducted minor exploration activities in the Apurimac region.

Hueso Sur Project.  The Hueso Sur project was a joint venture with ABX and was operated by us.    The Hueso Sur project is located in the Huancavelica region, adjacent to the Minasnioc project and 25 km east of the Antapite mine.  It consists of epithermal high sulfidation breccias and structures in volcaniclastic rocks of the Castrovirreyna formation.  During 2006, we invested US$0.36 million in this project to conduct a diamond drilling campaign, which returned negative results.  We did not conduct additional exploration activities in this project in 2007 or 2008.  In June 2008, we returned this property to ABX free of encumbrances and devoid of environmental liabilities.

Puquio.  The Puquio generative project was a joint exploration project with Gold Fields that originally encompassed 18,073 hectares of hydrothermally altered and mineralized volcanic terrain in the Ayacucho region, 500 kilometers southeast of Lima.  The project was operated by Gold Fields, which had a 60 percent effective participation.  The joint exploration agreement was terminated in February 2006 and no further work has been completed on this project since then.  Most of the land claimed has been abandoned.

Oyotún.  The Oyotún project was wholly-owned and was operated by us until 2005.  Consisting of 7,200 hectares, the project is located on a prospective area for exploration of massive sulfide and iron oxide deposits in the coastal zone of Piura, Lambayeque and La Libertad regions in northern Peru.  In 2005, we invested US$236,237 in geophysical surveys at the Sicán prospect, where we conducted a drilling campaign of 270 meters.  Due to the lack of mineralization at this prospect, we do not intend to conduct additional field work.  All claims elapsed in 2007 after two consecutive years without payment of tenure.

Cordillera Oriental.  The Cordillera Oriental project was wholly-owned and operated by us.  Consisting of 4,200 hectares, the project was located on three prospective areas in the eastern cordillera of Central Peru in the Pasco and Junín regions.  These areas were identified after a regional stream sediment campaign was conducted by Instituto Geológico, Minero y Metalúrgico, or INGEMMET, in early 2004.  In 2005, we invested US$121,555 in the Cordillera Oriental project and identified and claimed mining properties over three mineralized areas.  In 2006, we continued field work over the claimed prospects to define mineralization, however our explorations indicated uneconomic polymetallic deposits in all three areas.  We have not conducted additional field work since 2006.  We are evaluating properties owned by third parties for exploration in this region and will divest our properties. We do not have plans to conduct any further work at this site in 2009.

Brownfield Exploration Projects

Uchucchacua.  The Uchucchacua brownfield exploration project is located in 12,579 hectares of our mining and exploration properties and was established in late 2004 and began operations in 2005.  We are currently focusing our exploration on two prospects, Pozo Rico and Mallay.  The Pozo Rico prospect is a silver-rich breccia pipe deposit with manganese, lead and zinc skarn.  Ore reserves as of December 31, 2008 were 103,240 dry short tons, or DST, with an average grade of 16.4 ounces per ton of silver, 0.7 percent lead and 1.0 percent zinc.  In 2006, we invested US$2.86 million in 2,652 meters of underground development workings and 4,998 meters of diamond drilling.  In 2007, we invested US$0.89 million in additional underground development workings and diamond drilling on the Mercedes breccia pipe.  In early 2008, the Pozo Rico mine advanced from the brownfields exploration stage to the production stage and commenced production in June 2008.  From June to December 2008, Pozo Rico produced 48,767 DST of ore, with 14.1 ounces per ton of silver, 1.15 percent lead  and 0.93 percent  zinc, which was included in the production data for Uchucchacua  for the year ended December 31, 2008.

The Anamaray-Jancapata prospect is another silver, lead and zinc-bearing set of breccias and veins in limestone.  During 2006, we invested US$0.34 million in 2,073 meters of diamond drilling and intercepted several ore-grade structures. In 2007, we invested US$0.96 million in underground works and diamond drilling and recognized NRM of 185,823 DST at 2.54 ounces per ton of silver, 5.64 percent lead and 8.95 percent zinc.  During 2008, we invested US$1.01 million in 1,282 meters of underground exploration works and 616.0 meters of diamond drilling.  In 2009, exploration efforts will be focused in areas near Pozo Rico.  Estimated investment for 2009 in the Anamaray-Jancapata prospect is US$0.21 million.

The Mallay prospect consists of 2,250 hectares leased for 20 years and optioned for four years.  On August 8, 2007, we exercised this option and on September 20, 2007 Minera Los Rios S.R.L. transferred all of the mining rights for the Mallay prospect to us by public deed.  We have paid US$1.05 million of the US$1.25 million total transaction price and will pay the remaining US$0.2 million in January 2010.  Exploration activities during 2006 included about 36,000 meters of geophysical surveys, 1,863 meters of diamond drilling and 1,839 meters of underground workings for an aggregate investment of US$1.92 million.  We estimate NRM of 317,090  DST at an average grade of 7.6 percent zinc, 4.9 percent lead and 5.6 ounces per ton silver in massive sulfide and skarn deposits.  In 2007, underground exploration works were primarily focused in Manto Isguiz and Jumasha limestone.  We have estimated NRM of 475,755 DST with 6.2 ounces per ton silver, 4.3 percent lead, 7.2 percent zinc and invested US$4.7 million.  During 2008, we invested US$8.18 million in 4,339 meters of underground exploration workings, 9,220 meters of diamond drilling and environmental permits.  We have estimated NRM of 540,000 DST, with 6.13 ounces per ton of silver, 0.022 ounces per ton of gold, 4.22 percent lead and 6.74 percent zinc. Gold was discovered in the Pierina vein inside the Jumasha limestone. In 2009, we are planning to increase underground exploration in the Jumasha limestone veins, which we intend to complement with diamond drilling.  In 2009, we are planning to increase underground exploration in the Jumasha limestone veins, which we are going to complement with diamond drilling. Estimated investment for 2009 in the Mallay prospect is US$6.43 million.

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

In addition, during 2007 we invested US$0.34 million in surface geological exploration of the Manto Norte, Chipmo Sureste and Umachulco prospects.  During 2008, we invested US$1.54 million in the Orcopampa brownfields area to conduct geophysical surveys, geological mapping, trenching and geochemical sampling in Mulañan-Calera NE, Pucay, Jechalle, Pucaylla, Pariguanas and Mamahuasi.  In 2009, we will conduct a diamond drilling program in areas based on geological surveys carried out during 2008.  Estimated investment for 2009 is US$3.57 million.

Julcani–Recuperada.   In view of the encouraging results obtained at Julcani from the exploration work conducted on the Acchilla dome veins, we plan to explore other structures in the Condoray and Taype domes, as well as in the area between these two domes and Acchilla.  For most of 2007, we concentrated our exploration efforts on the Tablapampa prospect area, drilling diamond holes and searching for zinc-lead-silver ore bodies in Pucará limestone, with poor results.  In December 2007, we began exploring an area between Acchilla and the old Mimosa mine.  We had positive results, with indications that silver mineralized veins extend across Acchilla to the Mimosa mine.  During 2007, we invested US$0.40 million on exploration of the Estela mine area in veins related to the Magdalena and Maria Jesús veins and located some vein lengths with high grade silver-gold mineralization.  During 2008, we invested US$1.73 million in the Estela area, mainly in underground workings and diamond drilling.  We have estimated ore reserves of 49,030 DST, with 20.9 ounces per ton of silver, 0.118 ounces per ton of gold, 0.8 percent lead, 0.20 percent zinc and 1.21 percent copper. In addition, we have continued to conduct geological mapping in Pampa Castilla.  In 2009, we will continue exploration through underground works in the Estela mine area and diamond drilling at depth in both Pampa Catilla and the Estela area.  Estimated investment for 2009 in the Julcani-Recuperada area is US$2.02 million.

Exploration activities in the Recuperada region focused on the Esperanza area to search for new reserves to justify resuming mining operations.  As of December 31, 2005, we calculated 143,190 DST of mineralization out of reserves with 10.4 ounces per DST of silver, 2.8 percent lead and 5.0 percent zinc.  Additionally, we estimated 94,905 DST with 6.2 ounces per DST of silver, 6.8 percent lead and 4.9 percent zinc in other areas, totaling 238,095 DST with 8.7 ounces per DST silver, 4.4 percent lead and 4.9 percent zinc.  Mineralization located in areas currently inaccessible in the lower sections of the Teresita mine was estimated in the order of 605,185 DST, with 2.8 ounces per DST of silver, 5.9 percent lead and 8.2 percent zinc.  From these, 190,835 DST is proven and probable ore reserves and 414,350 DST is NRM indicated by drill holes.  In the Hallazgo area, we are exploring a group of veins with silver, lead and zinc mineralization.  Remnants of old mine workings in the areas of Carhuancho, together with information on the mining activity of this particular area in colonial times, appear to make Recuperada’s brownfield exploration a target worth studying and exploring.  During 2006, we invested US$0.20 million in 523 meters of diamond drilling in the Hallazgo area and other exploration activities.  In 2007, we invested US$0.19 million on underground explorations and diamond drilling with poor results.  Hallazgo exploration activities were stopped until we received environmental permits in August 2008.  We invested US$0.28 million in 278 meters of underground workings, 85 meters of diamond drilling and environmental studies in 2008.  In 2009, we will continue exploration works at the 620 level to intercept the Gianina vein.

Shila-Paula.  The Shila-Paula brownfield exploration is focused on several areas surrounding actual operating units such as Ampato, Paula Brownfield, Puncuhuayco-Ticlla, Tocracancha and other projects.  In 2005, we invested US$0.77 million to conduct trenching and diamond drilling in the Ampato and Tocracancha prospects.  The Ampato prospect is located northwest of the Shila-Paula mine.  The Angela vein in the Ampato prospect shows gold and silver values up to 130 grams per ton and 128 grams per ton respectively.  In the Puncuhuayco-Ticlla prospect, the Teresa vein shows gold and silver values up to 18.8 grams per ton and 706 grams per ton, respectively, as well as base metal contents.  In Paula Brownfield, we are conducting a 1,050 meter diamond drilling campaign.  In Tocracancha, we conducted 1,607 meters of diamond drilling with poor results, and accordingly, this prospect was discarded because of irregular continuity of metal content in the veins.  In 2006, we invested US$1.72 million in complementary surface workings in the Ampato prospect and diamond drilling near the Paula mine.  In 2007, we invested US$0.86 million, mainly in surface geological mapping on 41,185 hectares of the Escribano, Tocracancha, Desamparados–Ampato, Paque, Llavenayoc, Sihuincha, Rio Colca, Choco and Tuyumina prospects.  During 2008, we invested US$1.77 million on 1,369 meters of underground workings and 1,508 meters of diamond drilling in the Ampato prospect.  We have also completed geological surveys and diamond drilling in the Escribano prospect, which has yet to provide any promising leads on potential ore deposits.  Estimated investment for 2009 is US$0.80 million in  the Paula- Madrigal, Tuyumina and Escribano prospects.

Poracota.  The Poracota mining exploration project, in which we acquired a 100 percent interest, is currently operated by the Orcopampa team.  The Poracota project encompasses 6,674 hectares owned by Minas Poracota S.A., our wholly-owned subsidiary, and is located 20 kilometers west of the Orcopampa mine in southern Peru.  The epithermal high sulfidation system is comprised of two main areas, Huamanihuayta and Perseverancia.  During 2003 and 2004, the drilling campaign in the Huamanihuayta area confirmed vertical ore shoots in two sub-horizontal structures, Manto Dorado and Manto Aguila, with an average thickness of 5 to 6 meters each.  The Manto Dorado structures included NRM of 693,785 metric tons at 10.6 grams per ton of gold with an average thickness of 6.0 meters and the Manto Aguila structure included NRM of 801,687 metric tons at 10.0 grams per ton of gold with an average thickness of 5.2 meters.  In 2004, we invested US$2.45 million in 967 meters of underground workings and a 5,250-meter diamond drilling campaign.  In addition, we invested US$2.95 million for the construction of a 30.5-kilometer gravel road to connect the Poracota project to the Orcopampa mine. In 2005, we advanced our exploration efforts with 1,688 meters of underground workings and 6,369 meters of diamond drilling, in addition to conducting metallurgical tests.  We are preparing scoping studies based on an updated ore reserve calculation.  Currently, the Poracota project is centered on mine development at depth, bulk flotation tests at the Orcopampa mine and permitting to begin mine production.  In 2007, we invested US$11.6 million to conduct underground exploration and geological surveys.  We have estimated ore reserves of 542,806 DST at 11.2 grams per ton of gold and mineral out of reserves of 333,104 DST at 6.9 grams per ton of gold.  During 2008, we invested US$1.10 million in brownfield exploration, mainly in diamond drilling at Poracota Oeste (West Huamanihuayta and Perseverancia projects).  The drill cores show some lengths with strong silicification of rocks and crossed veinlets filled of pyrite and vuggy silica with low grades of gold and silver, which suggests probable mineralization activity at depth.  In 2009, we will continue the diamond drilling exploration program at depth in the Huamanihuayta Oeste and Perseverancia area with an estimated investment of US$1.2 million.

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

Ayamarca. The Ayamarca project is wholly owned and operated by us, consisting of 1,600 hectares on the Antapite 11 and Antapite 12  claims. Located between 2 to 5 kilometers southwest from the Zorro Rojo gold vein, the main mineralized structure of the Antapite mine. Exploration works discovered several  interesting outcrops  of  mineralized  structures  in  eocene-oligocene volcanoclastic rocks. During 2008, we conducted surface explorations, geological mapping, sampling  and  diamond drilling for an investment of US$0.65 million.  In 2009, we will conduct underground works on the Rebeca, Rocio, Consuelo and other veins, as well as continue an intense diamond drilling plan. Estimated investment for 2009 is US$2.65 million.

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

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
2004	409.21	373.78	6.65	6.51
2005	444.88	359.75	7.31	7.38
2006	604.34	354.98	11.57	11.92
2007	696.66	684.59	13.39	13.37
2008	871.71	872.21	15.02	14.26
2009 (through March 31, 2009)	908.71	916.57	12.61	12.64

(1)	Our average annual price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Antapite, Recuperada, Colquijirca, Marcapunta, Ishihuinca and Shila mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.
(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase.  We have sales commitments from various parties for virtually all of our estimated 2009 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

	Year ended December 31(1)
Product	2006	2007	2008
	(In thousands of US$)
Gold	147,420	286,841	361,689
Silver	228,987	223,760	235,554
Lead	48,268	114,650	70,353
Zinc	202,735	242,896	148,353
Copper	692	4,431	44,801

(1) Does not include refinery charges and penalties incurred in 2008, 2007 and 2006 of US$133,502, US$136,820 and US$105,549, respectively.

We sold our concentrates to 22 customers in 2008.  Approximately 46 percent, 53 percent and 53 percent of our concentrate sales in 2006, 2007 and 2008, respectively, were sold outside Peru.  Set forth below is a table that shows the percentage of sales of concentrate from our mines and gold bullion that were sold to our various customers from 2006 to 2008.

	Percentage of Concentrates and Gold Bullion Sales
	2006	2007	2008
Export Sales:
Johnson Matthey Limited	1.99%	21.52%	11.68%
Glencore International AG	11.58	4.78	0.91
Trafigura Beheer BV	–	3.65	0.95
N.V. Umicore SA	3.09	2.84	0.04
Transamine Trading SA	2.33	0.91	0.94
J.P. Morgan Chase Bank	3.97	5.12	15.15
Macquarie Bank Limited	4.47	–	–
Mitsui & Co. Precious Metals Inc.	11.38	5.08	2.48
J Aron & Company	5.23	3.41	8.83
BHL Resources Limited INC	1.82	–	–
Lois Dreyfus Commodities Metal Suisse SA	–	0.92	2.09
Nyrstar Belgium SA/NV	–	0.64	–
Euromin SA	–	0.87	0.52
Met-Mex Peñoles SA de CV	–	1.42	0.74
Barclays Bank PLC	–	1.39	5.86
Traxxys North America LLC	–	–	1.27
Korea Zinc Company Ltd.	–	–	1.02
Mintrade Ltd.	–	–	0.29
Total Export Sales	45.86%	52.55%	52.77%

Domestic Sales:
Doe Run Perú SRL	14.15	13.44	15.00
Consorcio Minero SA	17.13	10.11	12.37
BHL Peru SAC	14.29	6.89	0.26
Votorantim Metais – Cajamarquilla SA	5.10	4.79	3.24
Sudamericana Trading SRL	0.98	1.95	2.54
Ays SA	2.49	9.06	10.00
MK Metal Trading Perú SAC	–	1.21	3.82
Total Domestic Sales	54.14%	47.45%	47.23%
Total Sales	100%	100%	100%

The following table sets forth the key terms of our sales contracts for the delivery of silver-lead, gold-silver and zinc concentrates from 2008 to 2011:

			Wet metric	Delivery period
Buyer	Concentrate	Dated	Tons	From	To
AYS S.A.	Recuperada's Silver-Lead	February 2008	4,000	February 2008	December 2008
AYS S.A.	Recuperada's Silver-Lead	April 2009	1,350	April 2009	December 2009
AYS S.A.	Recuperada's Zinc	February 2008	6,000	February 2008	December 2008
AYS S.A.	Recuperada's Zinc	March 2009	3,000	March 2009	December 2009
AYS S.A.	Uchucchacua's Silver-Lead	January 2007	42,000	January 2007	December 2009
AYS S.A.	Uchucchacua's Zinc	February 2008	15,000	February 2008	December 2010
AYS S.A.	Uchucchacua's Zinc	February 2009	10,000	February 2009	December 2010
Brocal	Poracota's Gold-Silver	March 2009	10,000	March 2009	December 2009
Consorcio Minero S.A.	Caraveli's Copper-Gold	January 2008	800	January 2008	December 2008
Consorcio Minero S.A.	Julcani's Silver-Lead	February 2008	3,000	February 2008	December 2009
Consorcio Minero S.A.	Poracota's Gold-Silver	March 2009	7,000	March 2009	December 2009
Consorcio Minero S.A.	Uchucchacua's Lead-M	August 2008	1,600	August 2008	November 2008
Consorcio Minero S.A.	Uchucchacua's Silver-Lead	February 2008	10,000	February 2008	December 2009
Consorcio Minero S.A.	Uchucchacua's Zinc	January 2008	30,000	January 2008	December 2009
Consorcio Minero S.A.	Uchucchacua's Zinc	April 2008	15,000	April 2008	December 2009
Consorcio Minero S.A.	Uchucchacua's Zinc	November 2008	13,000	November 2008	December 2009
Doe Run S.R.L	Julcani's Silver-Lead	February 2008	5,000	February 2008	December 2009
Doe Run S.R.L	Uchucchacua's Silver-Lead	January 2008	36,000	January 2008	December 2009
MK Metal Trading AG	Poracota's Gold-Silver	January 2008	15,500	January 2008	December 2008
MK Metal Trading AG	Poracota's Gold-Silver	April 2009	12,000	April 2009	December 2009
MRI Trading AG	Poracota's Gold-Silver	April 2009	2,900	April 2009	December 2009
Transamine Trading S.A.	Poracota's Gold-Silver	May 2008	6,000	May 2008	April 2009
N.V. UMICORE SA	Uchucchacua's Silver-Lead	April 2009	3,000	April 2009	May 2009

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Shila-Paula, Antapite and Ishihuinca and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold.  Under the terms of the Johnson Matthey sales contract, we supplied Johnson Matthey, at our option, with gold assaying in excess of 75 percent gold and approximately 20 percent silver, monthly from January 1, 2008 to December 31, 2008.  The price of the gold supplied under the contract is determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content).  The contract also provides that we may elect to have our material toll refined at Johnson Matthey’s Brampton, Canada works and returned to our account for sale to third parties.  Under the terms of the contract, we are responsible for delivering the gold to Johnson Matthey’s designated flight at the Lima airport.

In February 2008, BHL Peru S.A., or BHL, an international trader that had been our client for more than 10 years, entered into default due to the imbalance produced between BHL’s buying and selling contracts due to increases in lead and zinc treatment charges, and the cancellation of deliveries from their counterparties in China.  In order to settle this difference, we had to assume a loss of US$5.4 million.

Hedging/Normal Sales Contracts

In October 2004, our Board of Directors issued a mandate not to enter into new hedging transactions.  At December 31, 2005, we were engaged in gold price hedging activities, such as forward sales and put/call options, from derivative contracts executed prior to 1999.  Since 2003, we modified the terms of certain derivative instruments in order to qualify them as normal sales contracts.  In March 2006, we closed out all our outstanding gold derivative contracts as of December 31, 2005 and replaced them with normal sales contracts.  On January 15, 2007, we modified the schedule of commitments for gold with two of our clients.  As a consequence of this modification, we transferred 208,000 and 108,000 gold ounces that had been committed for sale in 2007 and 2008, respectively, and committed them for sale in 2012 instead, without any cash disbursement.  In March and May 2007, we negotiated with several counterparties to eliminate the fixed or maximum price component on determined commitments for a total of 971,000 gold ounces scheduled for delivery from 2008 to 2012, which required us to make aggregate payments of US$315.69 million.  Additionally, in January and February 2008, we negotiated with several counterparties to eliminate the fixed or maximum price component on all of our outstanding gold commitments, representing a total of 922,000 gold ounces, which required us to make aggregate payments of US$517.15 million.  As a result, we are completely unhedged and we are fully exposed to the effects of changes in prevailing market prices of gold, silver and copper.  See “Item 3.  Key Information—Risk Factors—Factors Relating to the Company—Prices of Gold, Silver and Copper.”

Yanacocha and Cerro Verde have not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

Regulatory Framework

Mining and Processing Concessions

In Peru, as in many other countries, the government retains ownership of all subsurface land and mineral resources.  The surface land, however, is owned by individual landowners.  Our right to explore, extract, process and/or produce silver, gold and other metals is granted by the Peruvian government in the form of mining and processing concessions.  The rights and obligations of holders of mining concessions, provisional permits and processing concessions are currently set forth in the General Mining Law (Single Unified Text approved by Supreme Decree 014-92-EM), which is administered by the MEM.

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

Following implementation of the new system in 1991, there was a period of transition during which pre-1991 provisional permits and mining concessions could be brought into compliance with the new grid coordinate system by following certain specified procedures.  Some conflicts developed regarding recognizing new mining concessions, identifying the exact location of old mining claims and placing old mining claims into the established UTM Coordinates, which slowed down the period of transition.  To address such conflicts, the Mining Properties Mapping Law was enacted in May 1996.  The Mining Properties Mapping Law established a new mapping system to identify the land area of mining claims and to set forth a procedure to resolve such conflicts and to recognize the rights held by holders of mining concessions and provisional permits claimed from colonial times until 1991.  Under this law, to establish mining concessions claimed from colonial times to 1991, the MEM publishes provisional UTM Coordinates with respect to such mining concessions in El Peruano, the official gazette of Peru, and requests that any objections to such provisional UTM Coordinates be made to the MEM within 90 days of such publication.  A similar procedure has been established for provisional permits claimed from colonial times to 1991; however, an owner of such provisional permit must establish the area subject to such provisional permit in UTM Coordinates and, once such land area is established, INGEMMET publishes such provisional UTM Coordinates in El Peruano, requesting that any objections to such provisional permit be made to the INGEMMET within 120 days of such publication and before the granting of the mining concession.  Mining concessions applied for after 1991 under the UTM Coordinates system have been placed into the new mapping system and do not have to follow the procedure described above.

Mining concessions granted since October 11, 2008 have an indefinite term, subject to (a) payment of an annual concession fee of US$3 per hectare claimed and (b) since 2009, as provided in Legislative Decrees Nos. 1010 and 1054, achieving a minimum annual production of one Tax Unit (Unidad Impositiva Tributaria), or approximately US$1,140, per hectare with respect to metallic resources, and ten percent of one Tax Unit, or approximately US$114 with respect to non-metallic resources. In case such minimum annual production  is not achieved before the expiration of the tenth year counted from the year following the year in which the title of the concession was granted, holders of mining concessions shall pay an annual fine amounting to 10% of the minimum annual production per hectare, payable starting in the eleventh year counted from the year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved.

If failure to achieve minimum production continues until the end of the fifteenth year since the title of the concession was granted, the concession will be cancelled.  The penalty shall be paid in addition to the annual concession fee and is payable when such annual concession fee is due.  However, such fifteen-year term can be extended for up to five additional years if the failure is due to force majeure, acts of God events or any reason not imputable to the concessionaire, duly demonstrated and approved by the relevant authority.  The cancellation may also be avoided by paying the penalty and demonstrating investments in the mining rights during the previous year of amounts more than ten times greater than the fine to be paid.  Such investments can be made in mining activities, infrastructure for the public use or in any of the matters listed in Article 4 of Supreme Decree No. 054-2008-EM.  If the failure to achieve minimum production remains after the twentieth year counted from the year following the year in which the title of the concession was granted, the concession will be cancelled.

In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit, or Unidad Económica Administrativa, provided the mining rights are all within a radius of five kilometers.  If, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment.  Any payment made will be applied to the prior year if such prior year was not paid.  Failure to pay such concession fees or fines for two years, whether consecutive or not, could result in the loss of one or more of the mining rights.  However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred.  Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant.  No other payments or royalties are required by the Peruvian government for us to maintain mining and exploration property rights in full force and effect.  As of 2002, the annual concession fee and the annual fine will be calculated pursuant to the provisions of the General Mining Law and of Supreme Decree No. 010-2002-EM, effective since March 10, 2002.  Provisions related to the procedure for cancelling a mining concession due to failure to pay concession fees or fines have been amended by Supreme Decree No. 045-2007-EM and No. 046-2008-EM.  We paid approximately US$3.2 million, US$3.5 million and US$3.2 million in fees for mining rights and approximately US$7,190, US$8,550 and US$7,832 in fees for processing concessions for the years ended December 31, 2006, 2007 and 2008, respectively, and are current in the payment of all amounts due in respect of our mining rights and processing concessions.

However, pursuant to the provisions of Supreme Decree No. 054-2008-EM, in the case of mining concessions that had already been granted on October 10, 2008, when the Supreme Decree was published, the terms to achieve the minimum annual production above mentioned shall be counted since the first business day of 2009. Until such terms counted since the first business day of 2009 do not expire, the provisions in force prior to the date where Legislative Decrees Nos. 1010 and 1054 became effective, that is, the provisions applicable on December 31, 2008, related to terms and conditions to start production, determination of the amount to be paid as penalty, when the holder of a concession has incurred in an event in which a concession can be cancelled, and any related matter, will continue being applied.  That is, the annual fine if a minimum annual production of US$100 per hectare, with respect to metallic resources, is not achieved before the expiration of the sixth year of tenure, counted from the year in which the title of the concession was granted, amounting to US$6 per hectare, will be payable starting in the seventh year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved. failure to comply with the minimum annual production after the eleventh year following the year in which the title of the concession was granted, would result in a US$20 per hectare penalty starting in the twelfth year counted since the year in which the title of the concession was granted until fifteenth year since the title of the concession was granted. Likewise, until the terms contemplated in Legislative Decrees Nos. 1010 and 1054, counted since the first business day of 2009, do not expire, the minimum annual production will continue being US$100 per hectare, with respect to metallic resources.

As of May 31, 2009, we owned and administered, directly and indirectly, through subsidiaries or in conjunction with joint venture partners, approximately 892,678 hectares devoted to mineral exploration and mining operations.  Mining rights and processing concessions are in full force and effect under applicable Peruvian laws.  We believe that we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business.  The principal mining rights and processing concessions are (i) with respect to our mines, new applications (petitorios) filed for mining concessions at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Recuperada and Shila-Paula; and (ii) with respect to our current exploration projects, new applications filed for mining concessions, the provisional pre-1991 permits and the mining concessions for the Tantahuatay, El Milagro, Trapiche, Breapampa and El Faique projects.  The principal processing concessions are the processing concessions of the concentrators at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Recuperada and Shila-Paula.

Both mining concessions and provisional permits claimed before 1991 conferred on their holders the right to mine underground ore reserves, and it is often the case that the titleholders of these mining rights are not the owners of the land surface.  Since October 1996, pursuant to Peruvian regulations, all operators of new mining areas in Peru are required to have an agreement with the owners of the land surface above the mining rights to establish an easement upon such surface for mining purposes pursuant to General Mining Law.  However, Law No. 26505 has been abrogated by Legislative Decree No. 1064, and therefore, Law No. 26570 and the regulations to Article 7 of Law No. 26505, contained in Supreme Decree 017-96-AG, as amended by Supreme Decree No. 015-2003-AG, have also been abrogated.  Legislative Decree No. 1064 complicates negotiations between mining operators deal and owners of the surface land, because any agreement between the parties shall be negotiated under general contracting rules and not under the special rules that were abrogated by Legislative Decree No. 1064.  We have been actively seeking to acquire land surface or obtain easements to land containing prospective geological exploration target sites, deposits that can be exploited in the future or areas that would be considered for plant or facility sites.

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

Under the legal framework of Legislative Decree 613, the Peruvian government issued Supreme Decree No. 016-93-EM approving the Regulations of Title Fifteenth of the General Mining Law, Regulations for Environmental Protection of the Mining and Metallurgical Activities, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, and Supreme Decree No. 046-2001-EM containing the Safety and Hygienic Regulations for Mining Activities, as amended by Supreme Decree No. 018-2003-EM and Supreme Decree No. 046-2005-EM.  On April 2, 2008 Supreme Decree No. 020-2008-EM, approving new Environmental Regulations for Mining Exploration Activities, became effective, abrogating Supreme Decree No. 038-98-EM and Supreme Decree No. 014-2007-EM.  Holders of mining concessions, whether or not in urban areas or urban expansion areas, that want to develop mining exploration activities must comply with the provisions of such new regulations as well as those applicable provisions set forth in Supreme Decree No. 016-93-EM, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM and 022-2002-EM, as well as the provisions contained in the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM published on July 26, 2001, as amended by Supreme Decree No. 018-2003-EM effective May 31, 2003 and Supreme Decree No. 046-2005-EM, effective as of October 30, 2005.  Supreme Decree No. 016-93-EM and the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM as amended are also applicable to exploitation activities.  Failure to comply with the provisions of the aforementioned regulations may be punished with a fine or by the temporary suspension of mining activities.  In the event of continuing non-compliance, the mining concession may be revoked.

The MEM approves environmental studies and sets specific environmental standards.  In particular, the MEM has established standards for emissions or discharges of liquid and gas effluents.  Supervision of environmental commitments compliance is performed by OSINERGMIN, the body in charge of overseeing investment in the mining and hydrocarbon sectors.  OSINERGMIN has the authority to carry out unexpected audits and fine companies if they fail to comply with prescribed environmental standards.

The MEM has issued regulations that establish maximum permissible levels of (i) emissions of liquid effluents and (ii) elements and compounds present in gaseous emissions resulting from the mining activities approved by Ministerial Resolution No. 011/96-EM/VMM and Ministerial Resolution No. 315-96-EM-VMM, respectively.

Generally, holders of mining rights and processing plants that were in operation prior to May 2, 1993 have a maximum of 10 years to comply with the maximum permissible levels; in the meantime, they must prepare their Programas de Adecuación y Manejo Ambiental (Environmental Adaptation and Management Programs, or PAMAs) to comply with more stringent maximum permissible levels.  Under Peruvian environmental regulations passed in 1993, a company that initiated operations prior to May 2, 1993, as is the case for us and most of our affiliated companies, was required to file with the Peruvian government an Evaluación Ambiental Preliminar (Preliminary Environmental Evaluation, or EVAP) for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up PAMA aimed at implementing measures in order to solve problems identified in the EVAP.  Companies must correct the pollution problems relating to their mining activities within five years, while smelters must comply within ten years.  These companies must allocate no less than one percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs.  Mining and processing activities that began after May 2, 1993 or had at that time a specific environmental program will be required to file and obtain approval for an EIS before being authorized to operate.  Mining and plant processing activities that began after May 2, 1993 are required to comply with the more stringent maximum permissible levels for liquid effluents from the initiation of their operations.

Many of our mining rights and processing plants were in operation prior to May 2, 1993, and we are in substantial compliance with the maximum permissible levels.  EVAPs for Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Shila were all accepted between August and September 1995.  Between November 2002 and April 2003, the MEM approved and verified the PAMAs for all these entities, issuing and approving resolution for each respective mining unit.  The EISs for Paula, Antapite, Esperanza, Poracota and Pozo Rico were approved in 2001, 2001, 2006, 2007 and 2008, respectively.

EISs for capacity expansion at the Orcopampa, Uchucchacua and Antapite mines were approved in 2004, 2006 and 2008, respectively.

The MEM approved the EISs for the Huancarama-Chipmo-Poracota and La Zanja transmission lines and their substations in 2006 and 2008, respectively.  This connection to the national grid should result in lower energy costs.

In 2008, the Company presented the EISs for the La Zanga, Mallay, Tantahuatay and Angélica Rublo projects and the EIS of Esperanza to the MEM for its approval.  To date, these studies are still being evaluated by the MEM.

Before 1998, there were no regulations for mining explorations before 1998.  DS No 038-98-EM-VMM, Reglamento de Exploración Minera (Law that regulates the Mining Explorations) was published in 1998, establishing the obligation to have an exploration permit. This law classified explorations into 3 categories: A, B and C. Only categories B (Sworn Declaration or SD) and C (Environmental Assessment or EA) required approval by the MEM. In 2008, DS No 038-98-EM-VMM was modified by the DS 020-2008-EM.  Since then, the SD became the Environmental Impact Declaration (EID) and the EA became the Semi-detailed Environmental Impact Study (EISsd), which incorporates technical, environmental and social matters. The commitments assumed by mining companies in their EID, EISsd and EIS are mandatory; if there are not fulfilled, OSINERGMIN has the authority to fine these companies.

In May 2008, MEM enacted DS 028-2008, which establishes the right of every person to participate in the process of making decisions related to the sustainable development of mining activities on government territory. The EID, EIS and EISsd require local communities to have an opportunity to actively participate in this process.

The EA for Mallay was approved in August 2005.  In 2006, the EAs for Hallazgo and Breapampa were approved and the ones for Angelica Rublo, El Milagro, Trapiche, Anamaray and Ampato were approved in 2007. The EID for Chucapaca was approved in 2008, and the ones for Mulanan and Pariguanas were approved in 2009.

In May 2008, the Environmental Ministry of Peru was established by legislative decree. The principal functions of the Ministry include formulating and implementing policies and regulations relating to environmental matters and controlling pollution through supervision and education. Also, the Ministry has to be in continuous communication with several institutions (INRENA, DIGESA, IMARPE, DGAA, among others) and develop a decentralized system to manage natural resources and protect the environment.

Except as described above, there are no material legal or administrative proceedings pending against us with respect to any environmental matters.

Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), was published on October 14, 2003, establishing the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or Closure Plans, and the granting of environmental guarantees to secure compliance with Closure Plans.  Pursuant to Law No. 28090, as amended by Law No. 28507, published on May 8, 2005 and the Mine Closure Regulations approved by Supreme Decree 033-2005-EM, published on August 15, 2005, as amended by Supreme Decrees No. 035-2006-EM, No. 045-2006-EM and No. 054-2008-EM, we are required to (i) submit a Closure Plan for “New Projects” to the MEM within one year following approval of the EIS or PAMA, or in the case of “Existing Projects”, one year after August 15, 2005; (ii) submit a modification to the Closure Plan to the MEM within nine months after August 15, 2005; (iii) inform the MEM semi-annually of any progress on the conditions established in the Closure Plan; (iv) perform the Closure Plan consistent with the schedule approved by the MEM during the life of the concession; and (v) grant an environmental guarantee that covers the estimated amount of the Closure Plan.  The guarantee may be in the form of cash, trusts, and any other guarantee contemplated in the Banking Law.  Supreme Decree No. 045-2006-EM, dated August 14, 2006, amended Articles 8 and 51 of the Mine Closure Regulations relating to companies obliged to submit a duly approved Closure Plan.  Article 51 refers to the method of calculating the guarantee.  On November 24, 2003, Ministerial Resolution No. 627-2003-MEM/DM was published to create the Registro de Entidades Autorizadas a Elaborar Planes de Cierre de Mina y de Plantas de Beneficio (Registry for Authorized Entities to Elaborate the Closing of Mines and the Beneficial Plants).  Only the entities recorded in such registry are allowed to prepare the Closure Plan.  The Mine Closure Regulations, Supreme Decree No. 033-2005-EM, deals with the effects on health, safety, property and the environment at the end of the productive life of mining-related facilities.

We have presented Closure Plans to the MEM for all our mines and advanced explorations.  To date, the MEM has approved our Closure Plans for Ishihuinca, Shilla and Mallay.

Law No. 28271, Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Mining Liabilities of the Mining Activities), became effective on July 7, 2004 to regulate the identification of liabilities in mining activity and financial responsibility for remediation, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property.  Pursuant to Law No. 28271, as amended by Law No. 28526, published on May 25, 2005, Legislative Decree No. 143, published on June 26, 2008, and the Mining Environmental Liabilities Regulations approved by Supreme Decree No. 059-2005-EM, published on December 8, 2005, as amended by Supreme Decree No. 003-2009-EM, the technical branch of the MEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities.  Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan within one year of the date in which Supreme Decree No. 059-2005-EM became effective.  The Peruvian government will only assume the environmental mining liabilities of unidentified holders.  In addition, holders will enter into environmental remediation agreements with the MEM, acting through the General Directorate of Mining Environmental Affairs, to perform any studies and work necessary to control and mitigate the risk and effects of any contamination, which will be financed by the Fondo Nacional del Ambiente – FONAM.  A Closure Plan must be submitted one year after the approval of the EIS by the General Directorate of Mining Environmental Affairs.

We have presented Closure Plans to the MEM for all our mining concessions with environmental mining liabilities.  To date, the MEM has approved the mining liabilities for Hualchocopa, Lircay, Bella Unión-Pucaray and Chaquelle.

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

Negotiated Payment (voluntary contribution)

During 2006 Peruvian mining companies, represented by the Sociedad Nacional de Minería, Petróleo y Energía, agreed to a voluntary mining payment equivalent to 3.75 percent of net income after taxes.  The payment was negotiated with the Peruvian government and is intended to support government efforts to alleviate poverty.  On December 21, 2006, the Peruvian government issued Supreme Decree No. 071-2006-EM, which approved the form of agreement to be entered into by mining companies and the Peruvian government.  The form of agreement contains the conditions under which the negotiated payment will be paid.  The payment amounts to 3.75 percent of Peruvian net income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund.  This payment is payable from 2006 through 2010, contingent on the price of gold.  Payments shall be made on or before April 30th of each year, after the income tax sworn declaration is submitted to the Peruvian tax authority.  Pursuant to Supreme Decree 033-2007-EM, mining companies can make payments to the local and to the regional funds after such deadline provided that the prior approval of the Ministry of Energy and Mines and the Ministry of Economy and Finance is obtained.  Fulfillment of the payment obligations will be controlled by an audit entity recorded as such with CONASEV to be agreed between the mining company, the Ministry of Energy and Mines and the Ministry of Economy and Finance.  We and Yanacocha paid a total of US$1.7 million and US$18.5 million, respectively, during the year ended December 31, 2008.

In February 2007, under the framework of this agreement executed with the Peruvian government (D.S. No. 071-2006-EM), we formed a trust in the Banco de Credito del Peru to serve two funds: the Buenaventura Local Mining Fund and the Buenaventura Regional Mining Fund.  Proceeds from these funds were used to provide school furniture, teacher training and healthcare equipment.

On November 8, 2007, Cerro Verde executed an agreement with the Peruvian government in accordance with the terms outlined above, resulting in a contribution of US$16.7 million and US$32.0 million for the years ended December 31, 2006 and 2007, respectively, which was paid in the first half of 2008.  An expense of US$29.5 was recorded in 2008.  These amounts are recorded as a negotiated payment (voluntary contribution) in the Cerro Verde Financial Statements.

Organizational Structure

As of May 31, 2009, we conducted our mining operations directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

Compañía de Minas Buenaventura S.A.A.
100%
Buenaventura Ingenieros S.A.
99.99%
Contacto Corredores de Seguros S.A.
100%
Compañía Minera Condesa S.A.
55.17%
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.
43.65%
Minera Yanacocha S.R.L.
7.68%
Compañía de Minas Buenaventura S.A.A.
0.01%
Consorcio Energético de Huancavelica S.A.
40%
S.M.R.L. Chaupiloma Dos de Cajamarca
1.00%
Canteras del Hallazgo S.A.C
19.21%
Sociedad Minera Cerro Verde S.A.A.
44.83%
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.
45.90%
Sociedad Minera Coshuro S.A.
4.50%
81.22%
Inversiones Colquijirca S.A.
51.06%
Sociedad Minera El Brocal S.A.A.
99.99%
Compañía Minera Colquirrumi S.A.
100%
Metalurgica Los Volcanes S.A.
99.99%
Consorcio Energético de Huancavelica S.A.
50.01%
Energía Transandina SRL
80%
Empresa de Generación Huaura S.A.C.
100%
Hidroeléctrica Marañón S.R.L.
100%
Empresa de Generación Huanza S.A.
40.09%
Compañía Minera Coimolache S.A.
20%
S.M.R.L. Chaupiloma Dos de Cajamarca
10%
Ferrovías Central Andino S.A.
53.06%
Minera La Zanja S.R.L.
60%
Minera Minasnioc S.A.C.
49.99%
Energía Transandina SRL
99.00%
Canteras del Hallazgo S.A.C

 Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, which is wholly-owned by us, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and Conenhua.  See “—Business Overview—Exploration.”  As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine.  In addition, on August 15, 2007, Cedimin transferred its equity interest in Chaupiloma to Condesa, and, as a result, Condesa now receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest.  See “—S.M.R.L. Chaupiloma Dos de Cajamarca” below.  Condesa also holds a 7.70 percent interest in us.

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

Consorcio Energético Huancavelica S.A.

Conenhua is an electrical transmission company that provides a significant portion of our electrical needs through its transmission facilities.  We own 100 percent of Conenhua and manage its operations.  Conenhua obtained the concession for power transmission in the Huancavelica area in 1983, enabling us to buy energy from Electro Perú and to transmit electric power to our mining facilities through our own facilities.  The provinces of Huancavelica, Angaraes, Acobamba and Castrovirreyna are now connected to the system.  Conenhua also provides electric power to other mining companies in the area.  In 2008, Conenhua sold 45.37 million kilowatt hours, or kWh, in Huancavelica.  Revenues generated by Conenhua benefit us in the form of operational costs savings at the rate of US$0.11 per kWh regarding thermoelectric generation costs.  Conenhua has become the operator of Paragsha II-Uchucchacua, the power line which provides electricity to the Uchucchacua mine and two other mines and, in 2008, Conenhua provided 160.14 million kWh to those mines.  Conenhua also operates the Callalli-Ares power line, which in 2008 provided 77.32 million kWh to the Orcopampa, Poracota and Shila-Paula mines.  In addition, Conenhua provides the Antapite mine (which was operated by Inminsur until 2006) with electricity, including electrical power service and maintenance and, in 2008, Conenhua provided 14.77 million kWh to this mine.  In 2008, Conenhua provided 576.44 million kWh to Yanacocha, a 49.84 percent increase compared to 2007. Conenhua’s revenues in 2008 amounted to US$17.93 million.

In order to ensure the availability of electricity for future mining projects, Conenhua purchased Hidroelectrica Marañon and Empresa Generacion Huanza, each of which owns a hydroelectric project to be developed in the short term by Energía Transandina SRL, a company created to be a holding company of both projects, and created Egehuaura to develop minor hydroelectric projects.

Buenaventura Ingenieros S.A.

Buenaventura Ingenieros S.A., or BISA, one of our wholly-owned subsidiaries, has provided mining sector geological, engineering, design and construction consulting services for over 30 years.  During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions.  In 1995, BISA created an environmental services group.  In 2007, BISA inaugurated its Mineralogical Characterization Laboratory for the analysis of rocks and minerals.  BISA owns a 99.95 percent interest in Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates.  In 2006, 2007 and 2008, BISA participated in 183, 231 and 210 projects, respectively, for domestic and international mining industry customers in Latin America, including the preparation of Environmental Impact Studies and Environmental Adaptation and Management Programs.  In 2008, BISA’s revenues amounted to US$19.0 million.

Sociedad Minera Coshuro S.A.

Coshuro, which began operations in December 1995, was created jointly by us and Newmont Peru to conduct gold mining exploration in the Yanacocha volcanic belt.  Coshuro was 35 percent owned by us until December 20, 2000, on which date Newmont Peru transferred 10.9 percent of its interest in the Coshuro to us.  As a result, we currently hold a 45.9 percent interest in Coshuro.  On August 13, 2002, Sociedad Minera Coshuro S.A. authorized the separation and transfer to us of all of the mining concessions granted to Coshuro pursuant to a Separation Agreement dated September 25, 2000.  The mining concessions were transferred to Minera La Zanja S.R.L., in which we hold a 53.06 percent equity interest.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

Sociedad Minera El Brocal S.A.A. owns the Colquijirca and Marcapunta Norte mines.  El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver.  As of December 31, 2008, we held a 61.42 percent interest in Inversiones Colquijirca S.A., which in turn held a 51.06 percent interest in El Brocal,  and a 4.41 percent direct interest in El Brocal’s mining properties.  Our total equity interest in El Brocal was 35.77 percent as of December 31, 2008. On March 11, 2009, we purchased Teck Cominco’s equity stake in Inversiones Colquijirca S.A. for US$35.0 million, increasing our equity interest in Inversiones Colquijirca S.A. to 81.22 percent and our overall equity interest in El Brocal to 45.97 percent.

Minera La Zanja S.R.L.

Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca city.  Originally, the La Zanja project was part of the Northern Peru joint mining exploration project, which was 35 percent owned by us and 65 percent owned by Newmont Peru.  La Zanja, which is currently 53 percent owned by us and 47 percent owned by Newmont Peru, is expected to commence production in 2010 as an open-pit mine producing gold and silver.

Canteras del Hallazgo S.A.C

Canteras del Hallazgo S.A.C., our wholly-owned subsidiary, holds mining rights to the Chucapaca project.  Under the terms and conditions of this joint venture, Gold Fields can claw back a 51% equity interest in this company after investing approximately US$8.0 million, which represents three times the exploration expenditure invested by us in this project.

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

Sociedad Minera Cerro Verde S.A.A.

We currently hold a 19.21 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima.  The Peruvian government previously owned and operated the mine.  In November 1993, the Cerro Verde operation was privatized.  Cyprus Climax Metals Company (now a subsidiary of Freeport-McMoran Copper & Gold Inc.) bought 91.65 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.35 percent of the shares of Cerro Verde.  Cyprus Climax Metals Company paid US$33.9 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the construction of the facilities.  Freeport-McMoran Copper & Gold Inc. is currently the operator and senior partner of Cerro Verde.

On June 1, 2005, Cerro Verde completed a capital increase.  As a result of the capital increase, SMM Cerro Verde Netherlands B.V. acquired a 21 percent equity interest in Cerro Verde.  In addition, we increased our equity interest in Cerro Verde from 9.17 percent to 18.21 percent.  The remaining minority shareholders own 7.23 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange.  As a result of the transaction, Cerro Verde received US$441.7 million in cash, net of US$1.0 million in expenses, and Phelps Dodge’s interest in Cerro Verde was reduced to 53.56 percent from 82.48 percent.  In March 2007, Freeport-McMoran Copper & Gold Inc. acquired Phelps Dodge.  Freeport-McMoran Copper & Gold Inc. maintains a majority interest in Cerro Verde.  Since June 1, 2005, we have purchased additional common shares in Cerro Verde on the Lima Stock Exchange, increasing our interest to 19.21 percent as of March 31, 2009.

Presented in the table below is certain financial and operating data regarding Cerro Verde for the years ended December 31, 2006, 2007 and 2008:

	As of and for the year ended December 31,
	2006	2007	2008
Income statement data(1)
Total revenues (US$ in thousands)	667,671	1,794,559	1,835,911
Net income (US$ in thousands)	444,621	804,685	718,433
Proven and Probable Reserves(2)
Leachable ore reserves (metric tons in thousands)	334,296	309,402	287,751
Millable ore reserves (metric tons in thousands)	1,407,136	1,456,232	2,734,830
Average copper grade of leachable ore reserves (%)	0.46	0.44	0.46
Average copper grade of millable ore reserves (%)	0.47	0.44	0.37
Production(3)
Cathodes (in thousands of recoverable pounds)	212,781	203,595	194,531
Concentrates (in thousands of recoverable pounds)	8,945	390,632	499,955
Price (US$ per metric ton)	6,731	7,126	6,952
____________________
(1)	Derived from Cerro Verde’s financial statements filed with CONASEV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.
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

YANACOCHA

Overview

Founded in Peru in 1992, Yanacocha is the largest gold producer in South America.  Yanacocha produced 1,810,338 ounces of gold in 2008, its fifteenth full year of operations.  Yanacocha’s operations are located in the Andes Mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and north of the City of Cajamarca at an altitude of 4,000 meters above sea level.  The Yanacocha property consists of six open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha and La Quinua.  As of December 31, 2008, the Chaquicocha, Cerro Yanacocha and La Quinua mines were in operation.  As of December 31, 2008, Yanacocha’s proven and probable reserves (excluding Conga’s proven and probable reserves) were estimated to be 13.0 million ounces of gold, representing a 17.4 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2007, which were estimated to be 15.8 million ounces of gold.  The decrease in reserves of gold was mainly due to a mining depletion of 2.6 million ounces, as well as a decrease of 0.1 million ounces of gold reserves due to unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, transfer of reserves to non-reserve mineralization due to social issues and leach pad capacity limitations, partially offset by metal price increases, an increase in the expected recoverable ounces in leach pads and the improvement of pit design. As of December 31, 2008, Conga’s proven and probable reserves were estimated to be 11.8 million ounces of gold and 3.2 billion pounds of copper, representing no change from estimated 2007 gold and copper reserves.  As of December 31, 2008, Yanacocha’s total proven and probable reserves (including Conga) were estimated to be 24.9 million ounces of gold, representing a 9.9 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2007, which were estimated to be 27.6 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2008 and 2007.

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

Yanacocha’s exploration activities encompass 288,730 hectares covered by 421 mining concessions.  Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 108,569 hectares to Yanacocha, which are covered by 163 mining concessions.  Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights.

In 1994, its first full year of production, Yanacocha produced 304,552 ounces of gold.  Yanacocha produced 3,017,303 ounces of gold in 2004, 3,333,088 ounces in 2005, 2,612,199 ounces in 2006, 1,563,669 ounces in 2007 and 1,810,338 ounces in 2008.  Yanacocha expects production to increase by approximately 6.7 percent from the 2008 production level to 1,931,064 ounces in 2009, mainly as a result of operations at its new gold mill facility.  Yanacocha believes that it was one of the world’s lowest cost gold producers in 2008, with a cost per ounce of gold sold of US$358.  Yanacocha’s cost per ounce of gold sold was US$324 in 2007, US$201 in 2006, US$153 in 2005 and US$148 in 2004.

The increase in gold production in 2008 as compared to 2007 was mainly attributable to an increase in the volume of leach and mill tons placed, 92.6 million dry metric tons for the year ended December 31, 2008 as compared to 89.7 million dry metric tons for the year ended December 31, 2007, and a lower waste to ore ratio, which was 1.05 grams per ton for the year ended December 31, 2008 as compared to 1.11 grams per ton for the year ended December 31, 2007.

Yanacocha expects production of silver to increase by approximately 75 percent from the 2008 production level to 6,179,044 ounces in 2009, mainly as a result of higher ore grade recovery due to the operation of the new gold mill facility.  Yanacocha reduces the cost of gold sold with sales of silver, which is considered a by-product.  Silver production was 24,467 ounces in 1993, Yanacocha’s first full year of production, 3,479,436 ounces in 2004, 4,342,292 ounces in 2005, 3,441,401 ounces in 2006, 2,318,696 ounces in 2007 and 3,539,008 ounces in 2008.

The increase in silver production in 2008 as compared to 2007 was mainly attributable to an increase in the volume of leach and mill tons placed, 92.6 million dry metric tons for the year ended December 31, 2008 as compared to 89.7 million dry metric tons for the year ended December 31, 2007, and a lower waste to ore ratio, which was 1.05 grams per ton for the year ended December 31, 2008 as compared to 1.11 grams per ton for the year ended December 31, 2007.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa, and 5 percent by IFC.  Yanacocha is managed by Newmont Peru.  See “—Management of Yanacocha—General Manager/Management Agreement.”  Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha.  Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 2000.  In 2001, Yanacocha paid an aggregated amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004.  In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million.  As a result, an additional US$13.5 million was capitalized.  In 2002, Yanacocha paid an aggregated amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits.  In 2003, Yanacocha paid an aggregated amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits.  In 2004, Yanacocha paid an aggregated amount of US$280 million in dividends in respect of 2003 earnings and completed all investments under its reinvestment program from 2000-2004.  See the Statements of Changes in Partners Equity in the Yanacocha Financial Statements on page F-56 and “Item 5.  Operating and Financial Review and Prospects—Yanacocha—Operating Results.”  In 2005, Yanacocha paid an aggregated amount of US$180 million in dividends in respect of 2004 earnings.  Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Undistributed earnings associated with the reinvestment program, amounting to US$189.6 million, were presented as restricted earnings as of December 31, 2004, 2005 and 2006.  On December 26, 2006, Yanacocha received the resolution from the MEM approving the reinvestment program for the periods 2001 to 2004.  In compliance with Peruvian laws, Yanacocha capitalized this amount through public deed dated December 20, 2007 and shall not declare dividends from partners’ contributions during the following four fiscal years.

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

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2008 have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations.  Yanacocha’s capital expenditures from its formation through December 31, 2008 totaled approximately US$2,660.9 million, including capital expenditures of US$269.4 million in 2006, US$278.1 million in 2007 and US$248.3 million in 2008.  In 2008, Yanacocha’s principal capital expenditures included US$34.9 million for the Yanacocha gold mill facility, US$29.3 million for the Conga project, US$26.7 million for engineering at the east acid water treatment plant, US$20.7 million for waterways and irrigation channels acquired from the Quishuar, Encajón-Collotán and La Shacsha communities, US$14.1 million for the construction of an alternate road to the coast of Peru, US$12.9 million for the purchase of high altitude mining trucks, US$13.0 million for the foundation of the San Jose Reservoir trust, US$6.5 million for the construction of a reverse osmosis plant for excess water treatment at Pampa Larga, and US$27.2 million, US$13.7 million and US$6.7 million for the leach pad expansions at La Quinua (stage 7), Carachugo (stage 11) and Yanacocha (stage 6), respectively.  In 2007, Yanacocha’s principal capital expenditures included US$138.9 million for a gold mill facility, US$28.5 million for high altitude mining trucks, US$18.5 million and US$11.5 million for leach pad expansions of Carachugo (stages 10 and 11) and Yanacocha, respectively, US$7.6 million for construction of an alternate road to the coast of Peru, US$2.8 million for land acquisitions, US$8.7 million for the Conga project, US$5.2 million for waterways and irrigation channels acquired from the Quishuar and Encajón communities and US$5.5 million for project development.  Capital expenditures in 2006 included an investment of US$157.8 million for mine and leach pad expansions of Carachugo (stage 10) and La Quinua (stage 6), US$9.3 million for environmental site and regional water management projects, US$11.9 million for mining equipment, US$44.8 million for the Yanacocha gold mill facility, US$11.1 million for the Conga project and US$32.7 million for work related to other ongoing expansions.  See “—The Company—History and Development.”

Yanacocha anticipates that its capital expenditures for 2009 will be approximately US$147.9 million, which it plans to use primarily in the completion of the leach pad expansions at Carachugo (stage 11) and La Quinua (stage 7), additional engineering at the east acid water treatment plant, the construction of a reverse osmosis plant for excess water treatment at Pampa Larga, continuation of the Minas Conga project, development of the Chaquicocha deposit, construction of an alternate road to the coast of Peru, and the acquisition of real property, heavy mining equipment and other miscellaneous mining equipment.

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

Description of Yanacocha’s Operations

The Yanacocha property consists of the following open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha and La Quinua.  As of December 31, 2008, the Chaquicocha, Cerro Yanacocha and La Quinua mines were in operation.  The Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining areas began operations in August 1993, October 1994, January 1996, the last quarter of 1997 and October 2001, respectively.  The Maqui Maqui open-pit mine temporarily ceased mining operations in 2000.  The San José open-pit mine ceased operations in 2002, but temporarily reopened and closed again during 2006.  San José has increased reserves as a result of an increase in the base price for proven and probable reserve estimates, from US$575 in 2007 to US$725 in 2008.  The Carachugo open-pit mine has temporarily ceased mining operations, although one ore processing facility remains in operation.

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

Ore is leached by introducing diluted solutions of cyanide through an irrigation system placed on top of the ore.  This solution percolates through the ore, dissolving gold and silver as AuCN and AgCN complexes respectively, and results in a “pregnant” solution which drains to solution storage ponds to be transferred to the nearest recovery facility.  Carbon column gold recovery plants typically treat lower grade solutions to produce a highly upgraded metal-bearing solution which in turn is routed to the Merrill-Crowe plants.  Solution from the carbon column gold recovery plants or high grade solutions from the leach pads are sent to the Merrill-Crowe plants for gold extraction by a zinc precipitation process.  The resulting gold precipitate is distilled by retorts (700°C) to remove mercury, and then smelted, producing doré bars currently assaying approximately 52 percent gold and 45 percent silver.  The doré bars are transported from the processing plant by an outside security firm and refined outside of Peru.  See “—Transportation and Refining.”  The solution from which the gold is removed (barren solution) is recycled to the leach pads for further heap-leaching after having been reconstituted with cyanide.  The leaching process is generally a closed system.  However, during periods of high rainfall, excess water must be treated at the facilities located at Yanacocha Norte and Pampa Larga, which have been designed to meet or exceed standards for drinking water and for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines.  See “—Regulation, Permit and Environmental Matters.”

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

Set forth below are certain unaudited operating data, for the years shown for each of Yanacocha’s mining operations that were then in operation:

	2004	2005	2006	2007	2008
Mining Operations:
Ore mined (DST):
Cerro Yanacocha	73,551,712	64,582,674	59,944,475	56,696,685	62,079,577
Carachugo	—	—	950,355	7,563,243	6,037,340
Maqui Maqui	—	—	—	—	—
La Quinua	63,714,676	80,889,028	414,559	35,283,067	34,850,397
San José	—	—	54,485,222	—	—
Total ore mined (DST)	137,266,389	145,471,702	115,794,610	99,542,995	102,967,314
Average gold grade of ore mined (oz./DST):
Cerro Yanacocha	0.022	0.034	0.030	0.012	0.023
Carachugo	—	—	0.039	0.047	0.031
Maqui Maqui	—	—	—	—	—
San José	—	—	0.028	—	—
La Quinua	0.029	0.023	0.021	0.022	0.016
Total average gold grade of ore mined (oz./DST)	0.025	0.028	0.026	0.019	0.021
Gold Production (oz.):
Cerro Yanacocha	740,087	1,198,160	1,035,794	566,006	701,063
Carachugo	701,491	421,967	308,600	307,867	400,452
Maqui Maqui	45,612	38,631	21,747	21,460	32,550
San José	—	—	—	—	—
La Quinua	1,530,112	1,674,329	1,246,058	668,336	676,273
Total gold (oz.)	3,017,302	3,333,088	2,612,199	1,563,669	1,810,338

Exploration

Yanacocha’s exploration activities encompass 288,730 hectares covered by 421 mining concessions.  Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 108,569 hectares to Yanacocha, which are covered by 163 mining concessions.  Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights.

Yanacocha has four processing concessions from the MEM for its processing plants: Cerro Yanacocha (Cerro Negro, La Quinua and Yanacocha), Yanacocha (Carachugo and Pampalarga), the Yanacocha gold mill and China Linda.  The processing concessions have indefinite terms, subject to the payment of a fee based on nominal capacity for the processing plant.

Exploration expenditures amounted to approximately US$32.3 million, US$28.2 million and US$28.2 million in 2006, 2007 and 2008, respectively.  These expenditures have resulted in the identification of several deposits, which have been advanced to reserves, including Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (which includes Cerro Negro), Chaquicocha, El Tapado, El Tapado Oeste (Corimayo), Antonio, Quecher and Minas Conga (Perol, Chailhuagón and Amaro).  Exploration expenditures have also been used to identify deep sulfide mineralization beneath the oxide deposits at El Tapado, El Tapado Oeste (Corimayo), Antonio, Maqui Maqui, Yanacocha and Chaquicocha.  In 2009, exploration efforts will focus on the development of the Yanacocha Verde project, which relates to the sulfide mineralized portion beneath the Yanacocha oxide deposit, as well as early stage exploration in the Yanacocha district.

Yanacocha’s exploration expenditures include all of the costs associated with exploration activities such as drilling, geological and metallurgical testing.  In addition, exploration costs cover engineering and project development costs on advanced stage projects.  Yanacocha prepares a budget for each year and allocates an amount for exploration activities based on specific projects or regions.

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua and Chaquicocha gold deposit projects and the Minas Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings.  Minas Conga currently consists of two gold-copper porphyry deposits located northeast of Yanacocha’s operating area in the provinces of Celendin, Cajamarca and Hualgayoc.  This project, incorporated to reserves in 2004, reported 11.8 million ounces of gold reserves and 3.2 billion pounds of copper reserves in 2008 and 2007.

For 2009, Yanacocha’s estimated expenditures will be US$18.0 million for exploration, which will be expensed, and an additional US$2.5 million for delineation activities for ore bodies that are currently classified as reserves, which will be capitalized.  This budgeted amount will be expended mainly on the Cerro Yanacocha, La Quinua and Minas Conga deposits along with an extensive exploration program in Yanacocha’s properties.

In 2001 and 2002, activities resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone.  At the end of 2003, Corimayo, Antonio and Quecher contained 3.00 million, 0.11 million and 0.04 million ounces of reserves, respectively.  In 2004, exploration efforts focused on the exploration of near-surface oxide deposits at Cerro Quilish, including Cerro Negro, and Chaquicocha, and the expansion of the Antonio deposit and the Giuliana prospect, located north of the Yanacocha Norte pit.  Exploration of gold-dominant sulfide mineralization continues beneath known oxide deposits at Yanacocha Sur, Chaquicocha, El Tapado, El Tapado Oeste (Corimayo), Antonio and Maqui Maqui.  In 2004, infill drilling at Minas Conga added 8.7 million ounces of gold and 2.23 billion pounds of copper from the Perol and Chailhuagón deposits.  In 2005, additional infill drilling at Chaihuagón and Perol added 3.1 million ounces of gold and 0.99 billion pounds of copper reserves.  Several early stage target sites were tested by drilling, including Gentiles at the Minas Conga deposit and San Cirilo at the Solitario Regional Sector.  In 2006, 400,000 ounces of gold were added to reserves from Chaquicocha.  In addition, early stage drilling continues at San Cirilo, Deborah corridor, Minas Conga and Yanacocha.  In 2007, Yanacocha added 1.27 million ounces of gold to its reserves; however, this was offset by losses of 0.84 million ounces of gold due mainly to cost increases in some marginal pits.  The net gain to reserves was 0.44 million ounces derived mainly from development work at Maqui Maqui, La Quinua and Cerro Yanacocha deposits.  In 2008, Yanacocha’s gold reserves decreased mainly due to a mining depletion of 2.6 million ounces, as well as a decrease of 0.1 million ounces due to unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, transfer of reserves to non-reserve mineralization due to social issues and leach pad capacity limitations, partially offset by metal price increases, an increase in the expected recoverable ounces in leach pads and the improvement of pit design.

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

Employees

As of December 31, 2008, Yanacocha had 3,134 employees. Compensation received by Yanacocha’s employees includes base salary and other non-cash benefits such as a health program and term life insurance.  In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive eight percent of Yanacocha’s annual pre-tax profits, or the Employee Profit Sharing Amount, with fifty percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining fifty percent of such profits to be distributed among the employees based on the aggregate annual salary of each employee.  Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by Yanacocha to the Fondo Nacional de Capacitación Laboral y Promoción del Empleo, or FONDO-EMPLEO, a public fund established to promote employment and employee training.  Since 2005, if the amount contributed by Yanacocha exceeds 2,200 Unidades Impositivas Tributarias, or Tax Units, the excess should be dedicated exclusively to the financing of road infrastructure works and managed by the regional government.

In 1998, the Peruvian government issued additional regulations regarding the calculation of the workers’ participation, which limited to 18 monthly salaries the total amount to which each employee is entitled.  However, there is a difference in the criteria for the calculation between the law and its regulations.  Yanacocha followed the criteria established by the law in determining the amount to be paid to its employees since 1998.  In December 2006, Yanacocha accrued US$14.9 million as a liability for the possible workers’ profit participation contingency.  In addition, Yanacocha booked and wrote off a receivable amounting to US$11.6 million.  In September 2007, Yanacocha paid the balance of US$21.8 million (including interest) owed to employees, which exceeded the original amount accrued of US$6.9 million.  The additional amount mostly relates to interest paid by Yanacocha to employees.  As of December 31, 2008, Yanacocha had recovered US$2.3 million from FONDO-EMPLEO.

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

In addition, Yanacocha pays approximately 9 percent of its total payroll to ES-SALUD, the Peruvian social security agency, for general health services for all employees.  Law No. 26790 also requires Yanacocha to provide private insurance representing an average payment equal to 1.48 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

Yanacocha has entered into arrangements with independent contractors that are responsible for the security services and staffing for several operational and administrative areas.  As of December 31, 2008, independent contractors employed 5,765 persons who worked at Yanacocha’s operations.  In 2004, Yanacocha entered into its first collective bargaining agreement with Workers’ Union of Minera Yanacocha S.R.L., or the Union, which was created on December 9, 2003.  Because the Union’s 605 members as of December 31, 2006 represented a minority of Yanacocha’s employees, the collective bargaining agreement applied only to the Union’s members and expired on February 28, 2007.  In May 2007, Yanacocha completed negotiations with the Union’s members and entered into a new collective bargaining agreement, which is applicable only to the Union’s members and effective from March 2007 to February 2010.

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

During 2006, the External Affairs Management, an internal department within Yanacocha, through its Community Relations and Rural Development Departments, established social development programs that address 122 rural communities and the city of Cajamarca.  To implement these programs, Yanacocha developed active relationships with domestic and foreign institutions and organizations, including the Ministry of Health, the Ministry of Education, the Ministry of Agriculture, the Ministry of Foreign Trade and Tourism, Cajamarca local governments, International Finance Corporation, CITE Koriwasi, Cooperative Housing Foundation or CHF, Asociacion para el Desarrollo Rural de Cajamarca or ASPADERUC, Asociacion para el Desarrollo Forestal or ADEFOR, Camara Regional de Turismo or CARETUR, FONDO-EMPLEO, Antares, Asociacion para el Desarrollo Local or ASODEL, Foncreagro, Cenfotur and Aprec, among others.  In 2006, Yanacocha invested up to US$24 million in its social development programs, including the Conga project. In 2007, Yanacocha invested US$4.9 million in educational infrastructure at the Davey school and US$7.6 million for road improvements.  Yanacocha also invested US$6.9 million in development projects for rural areas, including community capacity building, agriculture, health, education and other projects.  In addition, Yanacocha invested US$5.2 million in mitigation programs in areas such as Tual, La Quinua, La Shacsha, La Ramada, Lagamarca and Granja Porcón.

During 2008, Yanacocha invested a total of US$55.5 million in social issues, including US$4.3 million for social development, US$16.8 million related to completing pending commitments and US$34.4 million for social impact mitigation related to the La Quinua Central project, including the costs of the San José Reservoir operation system.  The social investment projects are focused on water management, local economic development, education, health and institutional strengthening.

In addition, Yanacocha made US$1.5 million in contributions for social investment through the Asociación Los Andes de Cajamarca, US$2.1 million through the FONCREAGO and US$16.4 million through the Fondo de Solidaridad.

Since 1993, Yanacocha has invested nearly US$172 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs.

Security

Yanacocha has 54 security employees on its payroll.  In addition, there is a contracted security force of over 267 persons assigned to rotating shifts at its mines, its Lima offices, Cajamarca city and checkpoints along the road to the coast of Peru.  Distribution of payroll security personnel includes five persons with respect to the processing plants, one person with respect to its headquarters in Lima and one person with respect to the road to the coast and Cajamarca city, which currently are covered in a rotational manner among four people from regional security. The distribution of the contracted security force is throughout the site, at access points, offices and residential areas in Cajamarca and at check points Zero and Guitarrero on the road to the coast.  In addition to the standing posts, there is a rapid response force of 22 persons per shift.  There are four shifts, three at the mine sites and one at the other locations.  No terrorist incidents have been recorded against Yanacocha’s personnel or property at its mining operations or at its headquarters in Lima.

Mining and Processing Concessions

Yanacocha’s exploration activities encompass 288,730 hectares covered by 421 mining concessions.  Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 108,569 hectares to Yanacocha, which are covered by 163 mining concessions.  Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years (with the exception of one contract that has an initial term of 30 years) and expiring in 2012, 2014, 2015, 2018, 2021, 2024, 2025, 2026 and 2035, that are renewable at Yanacocha’s request for an additional 20-year term.  Chaupiloma has not yet assigned 100 hectares covered by one mining concession to Yanacocha.  Approximately 22 percent of the mining concessions that have been assigned by Chaupiloma to Yanacocha were claimed prior to 1991.  Chaupiloma is owned 40 percent by Newmont Peru and 60 percent by Minera Condesa and Cedimin.

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

The Carachugo and San José mining facilities are located on the mining concessions of Chaupiloma Tres, Chaupiloma Cuatro and Chaupiloma Cinco; the Maqui Maqui mining facility is located on the mining concessions of Chaupiloma Seis and Chaupiloma Doce; the Cerro Yanacocha mining operation is located on the Chaupiloma Uno, Chaupiloma Dos and Chaupiloma Tres mining concessions; the La Quinua mining facility is located on the Chaupiloma Dos, Chaupiloma Once, Chaupiloma Veintiuno, Chaupiloma Cuarentidos, Chaupiloma Cincuenticuatro, Mirtha III, La Providencia, Chaupiloma Trece, Chaupiloma Veintiuno A2 and El Sol No. 4 mining concessions; and the Calera China Linda mining operation is located on the Claudina Ocho mining concession.  Yanacocha currently conducts mining activities at Cerro Yanacocha, La Quinua, Chaquicocha and Calera China Linda.

Yanacocha pays a royalty fee to Chaupiloma of 3 percent of the net sale value of all ore extracted from these mining concessions after deducting refinery and transport costs for the right to mine five of the mining concessions.  For 2008, Yanacocha paid royalties of US$48.6 million to Chaupiloma.  The mining concession not yet assigned to Yanacocha will be assigned to Yanacocha by Chaupiloma on comparable terms.

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

In addition, as of December 31, 2008, Yanacocha had acquired 27,195 hectares, including 8,476 hectares of surface rights with respect to the Minas Conga deposit, 3,625 hectares for the San Cirilo and Las Lagunas prospects at Solitario, and 421 hectares for future land swaps.  See “—The Company—History and Development.”

PROJECT	Hectares as of December 31, 2007	Exchanges	Hectares acquired in 2008	Hectares as of December 31, 2008
Carachugo - San José - Chaquicocha	3,497.00	—	—	3,497
Cerro Quilish - Cerro Negro	2,834.10	—	95.67	2,929.77
Calera China Linda	408.21	—	65.08	473.29
Haussing	10.89	—	—	10.89
La Quinua	2,817.58	—	45.83	2,863.41
Laboratorio	0.10	—	—	0.10
Las Lagunas	1,674.78	—	—	1,674.78
Línea de Alta Tensión	0.01	—	—	0.01
Maqui Maqui	1,957.23	—	—	1,957.23
Minas Conga	7,847.41	—	628.52	8,475.93
Presas	196.72	—	—	196.72
San Cirilo	1,906.31	—	44.11	1,950.42
Terrenos para canjes	421.09	—	—	421.09
Cerro Yanacocha	2,138.16	—	—	2,138.16
Museo	8.56	—	—	8.56
Sorpresa Mishacocha	597.83	—	—	597.83
TOTAL	26,315.98	—	879.21	27,195.19

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

Yanacocha’s corporate policy is to operate in compliance with all material applicable laws and regulations and adopt and adhere to standards that are protective of both human health and the environment at the facilities it builds and operates.  Additionally, Yanacocha has agreed to several environmental covenants in loans with the IFC that require Yanacocha to comply with relevant World Bank environmental guidelines and World Bank occupational health and safety guidelines, and such covenants are monitored annually by IFC.  See “—Trust Certificates and IFC Loan Documents.”  In addition, in 2005 Yanacocha became a signatory of the International Cyanide Code, which provides specific and strict standards on how to manage cyanide.  Yanacocha completed the audit process in September 2007 and was certified under the International Cyanide Code during April 2008.

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

Yanacocha has informed us that as a result of the enactment of the new Water Resources Law and the new Rule for Exploration Activities, new environmental quality standards for water and air may require the adoption of new technologies and the purchase of new equipment.

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety.

During 2008, Peruvian regulatory authorities approved the “Modification of the Western Expansion of Yanacocha” project, enabling Yanacocha to complete the mining activities in the western area of the La Quinua pit. In February 2008, the mine closure plan was approved. In 2008, Yanacocha obtained the ISO 14001 Certification. During 2009, Yanacocha expects to finish the social negotiations to start mining activities at the area of the 700 meters located at the Encajón and Quishuar water canals surrounding the La Quinua pit.

In 2009, Yanacocha will submit to the MEM (i) a modification of the exploration permit to perform drilling activities to confirm reserves for new projects, (ii) a modification to the Carachugo EIS in order to increase the mine production of the east zone by 38%, which shall be approved in July and will include the restoration of mining activities at Maqui Maqui Sur pit, the continuation of mining actitivites in Chaquicocha pit and the commencement of mining activities in two new pits in San Jose pit and two small pits in the zone of Carachugo mine, and (iii) an EIS for the Conga project, whose mining operations will last until 2029. In 2010, Yanacocha will submit the second “Modification of the Western Expansion of Yanacocha” project to permit mining activities at the La Quinua Sur Project, located to the south of the La Quinua pit.

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

On May 19, 2006, Yanacocha entered into a US$100 million bank facility with a syndicate of Peruvian commercial banks, comprised of Banco de Crédito del Perú, BBVA Banco Continental and Banco Wiese Sudameris (now Scotiabank Perú).  Quarterly repayments began in May 2007 with final maturity in May 2014.  Borrowings under the facility bear interest at a rate of LIBOR plus 1.875%.  The loan is non-recourse to both Newmont and us.  During 2008, Yanacocha repaid an aggregate of US$13.8 million outstanding under the credit facility in four quarterly installments.  As of December 31, 2008, US$75.9 remained outstanding under the credit facility.

In September 2007, Yanacocha entered into a leasing contract with Banco de Crédito del Perú related to the acquisition of nine high altitude mining trucks, which were delivered in 2007, for an aggregate of US$24.5 million, with a purchase option.  The lease is for three years and bears an annual interest rate of 6.10%.  Monthly payments began in January 2008.

In December 2007, Yanacocha entered into a leasing contract with Scotiabank related to the acquisition of six high altitude mining trucks for an aggregate of US$16.3 million, with a purchase option.  The lease is for three years and bears interest at the rate of 6.00% per annum.  One truck was delivered in 2007 and the remaining five trucks were delivered in 2008.  Monthly payments began in May 2008.

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

Legal Proceedings

Choropampa.  In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine.  Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications.  A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident.  In August 2000, Yanacocha paid under protest a fine of S/.1.7 million Nuevos Soles (approximately US$0.5 million) to the Peruvian government.  Yanacocha entered into settlement agreements with a number of individuals impacted by the incident.  As compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident.  Yanacocha cannot predict the likelihood of additional expenditures related to this matter.  Yanacocha and other defendants have been named in lawsuits filed by approximately 1,100 Peruvian citizens in the Denver District Court.  These actions seek compensatory damages based on claims associated with the elemental mercury spill incident.  The parties in these cases agreed to submit these matters to binding arbitration.  In October 2007, the parties to the arbitration entered a court-approved settlement agreement, resolving most of these lawsuits.

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru in May 2002 by approximately 900 Peruvian citizens.  A significant number of the plaintiffs in these lawsuits had previously entered into settlement agreements with Yanacocha.  In April 2008, the Peruvian Supreme Court upheld the validity of these settlement agreements, which should result in the dismissal of all claims brought by plaintiffs that had settled prior to filing these lawsuits.  Yanacocha also has entered into settlement agreements with approximately 350 additional plaintiffs.  Claims asserted by approximately 200 plaintiffs remain unresolved.  Yanacocha cannot reasonably predict the final outcome of any of the above-described lawsuits.

Conga.  Yanacocha is involved in a dispute with the Provincial Municipality of Celendín regarding the authority of that governmental body to regulate the development of the Conga project.  In 2004, the Municipality of Celendín enacted an ordinance declaring the area around Conga to be a mining-free reserve and a protected nature area.  Yanacocha has challenged this ordinance by means of two legal actions, one filed by Yanacocha (as the lease holder of the Conga mining concessions) and one filed by Minera Chaupiloma (as the titleholder of the Conga mining concessions).  In August 2007, a Peruvian Court of First Instance upheld Chaupiloma’s claim, stating that the Municipality of Celendín lacks the authority to create protected nature areas.  The Municipality of Celendín has not appealed the ruling.  Based on legal precedent established by Peru's Constitutional Court and the foregoing resolution of Chaupiloma’s claim, it is reasonable to believe that Yanacocha’s mining rights will be upheld.

Hacienda Los Negritos.  On October 21, 2002, Yanacocha was sued by Grimaldina Malpica Rojas, seeking: (i) the repossession of the “Los Negritos” property, which is currently held and utilized by Yanacocha, and (ii) a payment for damages of up to US$65 million.  In July 2008, the court dismissed this claim and the ruling was not appealed by the plaintiff.

Baños del Inca.  In September 2006, the Municipality of Baños del Inca issued a declaration designating an area that includes the Carachugo Expansion and San Jose Projects as reserved and protected areas.  Based on previous experience and actions taken by the Peruvian Constitutional Court, which is Peru’s highest court for constitutional issues, in respect of Cerro Quilish, in which it was ruled that such declaration did not affect Yanacocha’s mining rights, Yanacocha believes that Baños del Inca’s declaration should not impact Yanacocha’s legal rights to exploit these concessions.  In March 2008, Lima’s Court of First Instance rejected Baños del Inca’s challenge relating to the court’s jurisdiction.  The legal proceeding is currently pending resolution.

San Pablo.  In February 2007, the Municipality of San Pablo issued an ordinance designating an area that includes Las Lagunas and Pozo Seco as reserved and protected areas, where Yanacocha has mining rights.  Based on previous experience and actions taken by the Peruvian Constitutional Court in respect of Cerro Quilish, in which it was ruled that such declaration did not affect Yanacocha’s mining rights, Yanacocha believes that San Pablo’s declaration should not impact Yanacocha’s legal rights to exploit these concessions.  Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by Yanacocha’s mining concessions.  Lima’s Court of First Instance rejected the complaint based on formal grounds.  The resolution of the court was appealed and in November 2008 Lima’s Court of Second Instance confirmed this ruling.  Yanacocha submitted a constitutional complaint to the Peruvian Constitutional Court, which is currently pending resolution.

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

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney.  Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position.  Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru.  Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports.  The Management Contract was amended as of December 19, 2000.  The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru.  Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha.  The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs.  In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations.  Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha.  In 2008, Yanacocha accrued fees of US$3.7 million owed to Newmont Peru and its affiliates under the Management Contract.

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

Property, Plants and Equipment

Our Property

Introduction

We operate seven mines: Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite and Ishihuinca.  We also have controlling interests in two mining companies which operate the Shila-Paula, Colquijirca and Marcapunta mines.  We also own an electric power transmission company, an engineering services consulting company and have minority interests in several other mining companies, including a significant ownership interest in Yanacocha and Cerro Verde.  See “—The Company—Organizational Structure” and “—Intermediate Holding Companies, Subsidiaries and Equity Participations.”  Set forth below is a map of our principal mining operations as of April 31, 2009.

Operating Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by us.  We lease the rights to the mining concessions of Orcopampa from a group of private investors.  This lease, which was renewed in September 2003 and expires in 2043, stipulates a payment from us equal to 10 percent of production value, subject to certain conditions.  Operations started in the Orcopampa mine in 1965.  In 2008, we made lease payments of US$20.2 million.  We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.  In December 1996, Orcopampa S.A., then owner and operator of the Orcopampa mine, merged into us.  As a result of the merger, Orcopampa S.A. assigned, and we assumed, the right to the mining concessions of Orcopampa.  At December 31, 2008, the net total fixed assets of Orcopampa were approximately US$48.9 million.

The Orcopampa mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima at an altitude of between 3,800 and 4,500 meters above sea level.  Access is by a 192-kilometer unpaved public road, which connects to the Pan American highway, and by airstrip.

The Orcopampa mining property consists of an epithermal gold telluride deposit hosted by early Miocene to Holocene calc-alkaline to high potassium calc-alkaline lava flows and domes of the Sarpane Complex, which forms part of the tertiary metallogenic (Au-Ag) belt of Southern Peru.

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

In 2006 we continued exploration activities in the Nazareno vein, and 43 drill holes explored in the western and eastern section of the vein confirm that economically viable mineralization extends over that area.  Another 13 drill holes explored in the eastern part of the Prometida vein indicate good ore shoots in both the Prometida and Nazareno veins.  In addition, the exploration of the Prometida and Nazareno veins has led to the discovery of new mineral reserves and, in 2005, mineral reserves increased 16.6 percent in gold content reaching 1,137,215 DST of mineral with a minimum grade of 0.68 ounces of gold per short ton and 0.27 percent ounces of silver per short ton with a metallic content of 773,306 ounces of gold.  To facilitate ventilation and access to the eastern region of Prometida, where ongoing reserve measurement and estimation efforts are being carried out, we finished construction of the “Mario” ramp.  In addition, we have commenced construction of three additional ramps to facilitate access to ore reserves and resources at the 3,590 and 3,990 levels.  During 2007, we continued underground exploration works on the Nazareno, Prometida and Esperanza veins, including diamond drilling at depth principally in the Nazareno vein, with positive results. During 2008, we completed 8,492 meters of underground exploration works and 21,636 meters of diamond drilling, focusing on the Esperanza, Fabiola, Raluca, Prometida Ramal and Nazareno veins.  Ore reserves at December 31, 2008 were 1,391,600 DST at 0.608 ounces per ton of gold, 0.20 ounces per ton of silver and metallic content of  802,317 ounces of gold and 263,929 ounces of silver.  Estimated NRM were 1,006,865 DST, at 0.213 ounces per ton of gold.  In 2009, we will conduct exploration works at depth in the Chipmo mine and the Nazareno and Prometida veins.

In 2007, metallurgical tests indicated that most of the gold contained in the number 3 tailings dam, which is an old flotation tailings dam which assays over 2.0 grams per ton of gold, could be obtained through cyanidation. During 2008, a cyanidation circuit was installed as part of the main circuit to treat the flotation tails stored in the number 3 tailings dam. The tails are transported by truck to a storage bin and then fed through a rotating drum where the solids are diluted with barren solution. Leaching through cyanidation is performed in five agitator tanks containing activated carbon used to absorb the gold solution.  The dissolved gold is absorbed by the carbon, which is later treated at Los Volcanes to recover the gold as dore bars.  The cyanidation residue is pumped to the number 4 tailings dam. During 2008, a total of 11,448 ounces of gold and 4,255 ounces of silver were recovered from the number 3 tailings dam.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2004	2005	2006	2007	2008(2)
Mining Operations:
Ore mined (ST)	431,241	461,091	467,953	478,669	483,376
Average gold grade (oz./ST)	0.518	0.530	0.564	0.581	0.587
Average silver grade (oz./ST)	0.34	0.30	0.24	0.26	0.320
Production:
Gold (oz.)	211,388	233,182	254,631	267,935	284,512
Silver (oz.)	97,359	86,080	81,005	77,666	111,055
Recovery rate (gold) (%)(3)	93.7	95.4	96.0	96.3	95.5
Recovery rate (silver) (%)	64.9	63.1	64.1	62.4	64.6
Costs:
Cash cost (US$ per oz. of gold)	128	135	145	164	244
Employees(4):
Buenaventura employees	371	370	400	466	449
Contractor employees	774	822	790	1,240	1,074
________
(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates gold and silver production from final tail treatment.
(3)	Only reflects recovery rate of gold and silver from Chipmo ore.
(4)	Data for 2007 also includes employees at Poracota.

The increase in 2003 gold production was mainly due to our exploration activities in the Nazareno vein and the exploration of the Prometida, Prosperidad and Lucy Piso veins.  In 2004, the increase in gold production is primarily due to a considerable increase in the recovery of gold.  The slight increase in gold production in 2006 compared to the previous year was due to an increase in total run of mine ore treated at the plant, a slightly higher grade of gold in the feed and an increase in the recovery of gold.  In 2007, the increase of gold production was mainly due to an increase in the volume of ore treated and a slight increase in the average grade of gold in the ore.  In 2008, the increase of gold production was due to an increase in the average gold grade and the volume of ore treated.  In addition, Orcopampa’s total production of gold and silver includes 1,246 ounces of gold and 3,085 ounces of silver in 2007 and 2,042 ounces of gold and 9,456 ounces of silver in 2008 that were obtained from activated carbon columns installed in the barren solution stream and treatment of slag material received from Procesadora Sudamericana S.A., a precious metals refinery located in Lima.

Poracota

Poracota is an underground mine, which is wholly-owned by us and currently operated by the Orcopampa team.  Poracota encompasses 6,674 hectares, which are owned by us, located 20 kilometers west of the Orcopampa mine in southern Peru.  As of December 31, 2008, we estimated ore reserves of 356,255 DST at 0.344 ounces per ton of gold and metallic content of 122,552 ounces of gold and 58,497 ounces of silver. Total NRM were 305,516 DST at 0.213 ounces per ton of gold. In 2009, we will concentrate our exploration efforts to develop the main levels 4600, 4660, 4720 and 4785.  At December 31, 2008, the net total fixed assets of Poracota were approximately US$2.7 million.

The Poracota mine is located in the province of Condesuyos in the department of Arequipa, at an altitude of between 4,500 and 5,000 meters above sea level.  Access is by a 33-kilometer unpaved road which connects to the Orcopampa mine.

Gold mineralization at Poracota has been classified as an epithermal high sulfidation system, which is formed by two main areas, Huamanihuayta and Perseverancia. The more important veins are María Fé, Silvana and Rocio, which are hosted by the tertiary rocks of  the Huamanihuayta volcano.

Operations started in February 2007.  Ore from the Poracota mine is treated by flotation at the Orcopampa concentrator plant.  The following table shows the production obtained for the years ended December 31, 2007 and 2008:

	Year Ending December 31,
	2007	2008
Mining Operations:
Ore mined (ST)	61,867	184,188
Average gold grade (oz./ST)	0.318	0.300
Average silver grade (oz./ST)	0.11	0.16
Production:
Gold (oz.)	16,679	46,126
Silver (oz.)	5,499	24,505
Recovery rate (gold) (%)	84.8	83.5
Recovery rate (silver) (%)	80.1	81.5
Costs:
Cash cost (US$ per oz. of gold)	277	623
Employees(1):
Buenaventura employees	-	54
Contractor employees	-	559
 ________
(1)	For 2007, employees at Poracota are included in data for our Orcopampa mine.

During 2008 we achieved full operating capacity, resulting in a significant increase in silver and gold production compared to 2007.

Uchucchacua

The Uchucchacua mine is wholly-owned and operated by us.  Operations started in 1975, and Uchucchacua is currently our largest producer of silver.  Uchucchacua encompasses 12,579 hectares, which are owned by us.  At December 31, 2008, total estimated reserves were 3,065,275 DST at 17.3 ounces of silver, 1.6 percent lead and 2.14 percent zinc.  Metallic content was 52,973,580 ounces of silver, 50,573 DST of lead and 65,481 DST of zinc.  Total NRM were 1,914,480 DST, at 17.0 ounces per ton of silver, 1.7 percent lead and 2.35 percent zinc.  In 2009, our target is to increase the silver ore reserves and we are focusing exploration works on high-grade silver mineralization areas.  At December 31, 2008, the net total fixed assets of Uchucchacua were approximately US$42.7 million.

Uchucchacua is located in the province of Oyón in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level.  Access is by an unpaved road, 145 kilometers in length, which connects to the Pan American highway.

Uchucchacua’s mineralization is hosted by Mesozoic limestone of the Jumasha Formation and is classified  as a  mesothermal polymetallic of silver-lead-zinc with important contents of  manganese. The main mineralized structures are veins and ore bodies with high silver mineralization.

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

During 2007 and after performing some improvements in the cyanidation circuit, a total of 914,912 ounces of silver were produced as silver bars.  Out of this total, 659,984 ounces were obtained from silver bearing pyrite concentrates and 254,928 ounces were produced from oxide ore.  During 2008, a total of 914,943 ounces of silver were produced as silver bars.  However, due to the fall in silver prices and the increase of mining and mill costs, the cyanidation circuit was shut down in November 2008. We partially resumed operations of this circuit during the first quarter of 2009 after the construction of a new cyanidation tailings dam that should allow us to reduce operating costs.

Due to a continuous increase in the reserves of high-grade lead-zinc ores and low-grade silver ores, we decided to install a 500 ST per day circuit.  This lead-zinc sulphide circuit can also treat silver sulphide ores if necessary. With the addition of this new circuit in August 2008, the mill has a rated capacity of 3,000 DST per day.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2004	2005	2006	2007	2008(2)
Mining Operations:
Ore mined (ST)	795,036	813,220	810,280	850,463	950,430
Average silver grade (oz./ST)	16.79	16.93	16.04	16.02	16.00
Average zinc grade (%)	1.48	1.39	1.24	1.90	2.03
Average lead grade (%)	1.13	1.12	1.06	1.31	1.44
Production:
Silver (oz.)	9,832,393	10,213,794	9,692,300	9,873,772	11,417,199
Zinc (ST)	7,477	6,553	5,225	8,657	12,456
Lead (ST)	8,042	8,067	7,718	9,708	12,237
Recovery rate (silver) (%)	73.67	74.20	74.50	72.50	75.7
Costs:
Cash cost (US$ per oz. of gold)	2.93	3.23	4.50	4.60	6.54
Employees:
Buenaventura employees	421	420	462	528	566
Contractor employees	593	727	931	1,036	1,381
________
(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Pozo Rico mine production. Ore mined, metal grades and metal production include Pb/Zn ore and oxide ore treated.

In 2007 a total of 31,053 ST of oxide ore was also mined and treated directly in the cyanidation plant, together with 18,057 ST of a silver bearing pyrite concentrate that was produced and stored since 2000.  The increase in silver production was mainly due to the silver bars produced at the cyanidation circuit. During 2008, a total of 11,417,199 ounces of silver were produced, of which 10,500,548 ounces were produced by flotation and 916,651 ounces were produced as silver bars.  The increase in silver produced was mainly due to an increase in the volume of ore treated during the year.

Julcani

Julcani is an underground mine that is wholly-owned and operated by us.  We acquired Julcani in 1953 as our first operating mine.  Julcani consists of 1,800 hectares, which are owned by us.  In November 1999, due to the depletion of gold and silver reserves, we were forced to suspend production in Julcani and carry out exploration activities only.  In 2000, we started to carry out the actions required by the Environmental Shutdown Plan, or Plan de Cierre Ambiental, and undertook only limited efforts primarily in the Herminia zone in 2001.  As a result, ore mined in the Herminia zone was primarily milled to produce copper and lead concentrates until 2003.  In 2003, we initiated an exploration program in the Acchilla area.  In 2004, we continued the exploration and initiated exploitation of ore with positive results.  At December 31, 2008, total estimated ore reserves were 288,090 DST at 21.6 ounces per ton of silver, 0.022 ounces per ton of gold, 1.7 percent of lead and 0.2 percent of zinc.  The gold grades in total ore reserves of Julcani are derived from new ore reserves discovered in the Estela mine area.  In 2009, we will conduct intense underground exploration works in the Acchilla mine and we will continue underground exploration works at the 490 and 420 levels of the Estela mine area.  At December 31, 2008, the net total fixed assets of Julcani were approximately US$2.5 million.

Julcani is located in the province of Angaraes in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level.  Access is by a 195 kilometer unpaved public road, which connects to a paved public road and an airstrip.

Julcani is a large polymetallic deposit in Central  Peru, which principally produces silver that occurs mainly as tetrahedrite in a multitude of mineralogically complex veins hosted by dacite domes, surge deposits and other tertiary volcanic rocks.

Run of mine ore is processed in a concentrator plant located 50 meters from the mine entrance.  The ore is crushed and ground, and bulk flotation is used thereafter to obtain a silver-gold-lead concentrate.  The plant has a rated capacity of 350 DST per day and had a 80.27 percent utilization rate in 2008.

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

	Year Ending December 31,(1)
	2004	2005	2006	2007	2008(2)
Mining Operations:
Ore mined (ST)	58,900	73,700	80,450	89,100	95,700
Average gold grade (oz./ST)	0.002	0.002	0.001	0.001	0.003
Average silver grade (oz./ST)	18.50	18.80	18.80	17.6	17.88
Average lead grade	1.68	2.02	2.10	2.11	2.49
Average copper grade (%)	0.17	0.13	0.14	0.14	0.14
Production:
Gold (oz.)	59	40	26.14	26.88	187
Silver (oz.)	1,019,743	1,302,596	1,417,666	1,483,428	1,593,606
Lead (ST)	854	1,308	1,529	1,725	2,162
Copper (ST)	83	82	100	98	120
Recovery rate (gold) (%)	50.7	35.8	25.2	30.3	67.2
Recovery rate (silver) (%)	93.7	94.0	93.8	94.6	93.1
Costs:
Cash cost (US$ per oz. of gold)	6.12	5.18	6.55	7.00	8.22
Employees:
Buenaventura employees	93	92	102	122	158
Contractor employees	323	386	549	413	548
________
(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates Estela area mine production.

The significant increase in silver production in 2008 was mainly due to a 7.41 percent increase in run of mine ore treated in the plant.  The increase in gold production during 2008 was due to ore production in the Estela mine area.

Recuperada

The Recuperada mine is wholly-owned and operated by us.  Effective March 2001, we temporarily suspended operations and discontinued exploration efforts at the Recuperada mine.  In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in ore reserves as well as the rising price of metals.  In February 2006 we initiated mining operations.  At December 31, 2008, total estimated ore reserves were 127,390 DST, with 11.5 ounces per ton of silver, 5.6 percent lead and 4.7 percent zinc.  Total estimated NRM were 683,690 DST, with 3.3 ounces per ton of silver, 5.4 percent lead and 7.9 percent zinc.  In 2009, we will continue underground exploration works in the Esperanza, Camucha and Veta 2 deposits in search of ore reserves.  At December 31, 2008, the net total fixed assets of Recuperada were approximately US$4.4 million.

The  Recuperada  mining district principally contains polymetallic zinc and lead veins (including the Teresita, Esperanza and Angelica  deposits), as well as some silver-rich veins (including the María Luz, Nancy Luz and Rico Antimonio deposits). The stratigraphic column shows a layer of Mesozoic rocks beneath Cenozoic volcanic rocks and late dacitic-rhyolitic intrusive rocks penetrating previous rocks.

Recuperada is located in the province of Huancavelica, in the department of Huancavelica, approximately 540 kilometers southeast of Lima at an altitude of between 4,300 and 4,800 meters above sea level.  Access is by a 242-kilometer unpaved public road, which connects to the Pan American highway.  Electricity is supplied by access to the Peruvian national electricity grid via a 50-kilometer power line, which has a capacity of 22 kilovolts and 4,000 kilowatts.

 Mining at Recuperada is conducted underground using the conventional cut and fill method.  Mine ore is processed at a concentrator plant on site, the processing capacity of which was expanded from 400 metric tons per day to 600 metric tons per day in October 2008.  Due to low zinc and lead prices, the concentrator plant is not currently operating at full capacity.

Mining operations at Recuperada are currently focused on the Teresita mine, an old lead-zinc mine that ceased operating between 2001 and 2006 due to low metal prices.  Mineable resources are estimated to be located between levels 3850 and 4100.  We are currently upgrading infrastructure at the Teresita mine, including extracting systems, drifting equipment, ventilation systems and water pumping equipment.  In October 2007, we commenced construction of shaft number 3, which will be used to access levels 3850 through 4370.  During 2008, we completed three bore holes, two of which will be used for ventilation and one of which will be used as a pilot for the construction of shaft number 3 between levels 4150 and 4370.  We are also developing the main pumping station for shaft number 3 at level 4150.

Set forth below are certain unaudited operating data for the periods shown for Recuperada, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,
	2004	2005	2006	2007	2008
Mining Operations:
Ore mined (ST)	-	-	72,200	98,970	103,000
Average silver grade (oz./ST)	-	-	7.32	7.45	6.52
Average lead grade (%)	-	-	2.72	2.38	2.49
Average zinc grade (%)	-	-	4.75	3.78	3.72
Production:
Silver (oz.)	-	-	478,129	695,970	636,532
Lead (ST)	-	-	1,781	2,164	2,383
Zinc (ST)	-	-	3,039	3,313	3,317
Costs:
Cash cost (US$ per MT of gold)	-	-	18,440	623	1,485
Employees:
Buenaventura employees	-	-	31	84	111
Contractor employees	-	-	494	542	266

The significant increase in the production of silver, lead and zinc during 2007 was mainly due to a 37.1 percent increase in the volume of ore mined compared to 2006.  The decrease in silver production during 2008 was due to decreased silver grades in ore mined.

Ishihuinca

In 1985, we purchased 51.0 percent of Inminsur, the owner and operator of the Ishihuinca mine.  As a result of subsequent purchases of shares of Inminsur, we currently own 100 percent of Inminsur.  Inminsur has leased the rights to the mining concessions of Ishihuinca from a third party.  The lease agreement, which expires in 2015, stipulates payment by Inminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold.  In 2008, Ishihuinca paid US$0.6 million in royalties.  At December 31, 2008, the net total fixed assets of Ishihuinca were approximately US$0.7 million.

The Ishihuinca mine is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level.  Access is by the Pan American highway.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method.  Ore is processed at a mill located at Ishihuinca.  The mill, which has a rated capacity of 220 DST per day and which had a 72.38 percent utilization rate in 2008, utilizes bulk flotation and gravity concentration processes. The bulk flotation process produces a copper/gold concentrate, which is sold to a local mineral broker, and a gold bearing pyrite concentrate which is leached with cyanide in agitator tanks.  The gravity concentrates, from the gravity concentration processes, are treated by cyanidation in vats.  The dissolved gold obtained from the cyanidation of the gold bearing pyrite concentrate and gravity concentrate is precipitated on zinc dust (Merrill-Crowe process) and the resulting precipitate is refined in Lima and then sold to Johnson Matthey.  The mill at the Ishihuinca mine was last modernized and expanded to operate at its current capacity in 1993.

Electric power is generated by three electric generators, with a capacity of 709 kw, 804 kw and 800 kw, respectively.  Water for operations at Ishihuinca is obtained from nearby wells.

In 2004, we identified the Prolongación Córdova vein in the Cordova area with underground workings of 2,110 meters and an estimated 5,765 metric tons at 14.56 grams per ton of gold with an average thickness of 0.85 meters.  In 2005, we continued exploration of the Prolongación Córdova vein in the Cordova area with underground workings of 2,158 meters and an estimated 20,015 metric tons at 13.49 grams per ton of gold with an average thickness of 0.90 meters.  During 2006, we continued exploration efforts in the Córdova area, primarily on the Prolongación Córdova vein and an estimated 16,465 metric tons at 17.60 grams per ton of gold.  During 2007, we conducted 1,574 meters of diamond drilling, primarily in the Córdova area and other mineralized structures, with negative results.  Ore reserves as of December 31, 2008 were 3,620  DST, at 0.412 ounces per ton of gold.  In 2009, we will conduct underground exploration works in the Córdova and Prolongación Córdova veins under the 1890 level, to explore cut ore points with diamond drill holes in the Honda vein (holes number 153, 155 and 156), as well as a diamond drilling campaign in the Bella Union area.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2004	2005	2006	2007	2008
Mining Operations:
Ore mined (ST)	60,213	65,435	66,705	54,740	30,349
Average gold grade (oz./ST)	0.474	0.436	0.377	0.322	0.318
Average copper grade (%)	0.345	0.40	0.33	0.437	0.30
Production:
Gold (oz.)	24,505	23,911	21,020	14,814	8,141
Copper (ST)	169	198	141	185	70
Zinc (ST)	-	-	-	-	-
Lead (ST)	-	-	-	-	-
Recovery rate (gold)(%)	85.80	83.7	83.3	83.97	84.3
Recovery rate (copper)(%)	-	-	-	76.90	76.50
Costs:
Cash cost (US$ per oz. of gold)	335	338	430	541	817
Employees:
Buenaventura employees	89	82	87	85	75
Contractor employees	400	326	338	346	80
________
(1)	Incorporates losses for mining dilution and recovery.

There was a 45.0 percent decrease in the production of gold in 2008 compared to the previous year, mainly due to a decrease in the volume of ore mined.

Antapite

Antapite is an underground mine that is wholly-owned and operated by us. At December 31, 2008, the net total fixed assets of Antapite were approximately US$8.1 million.

Antapite is located in the province of Huaytará, in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level.  The mine is accessed primarily by the Pan American Highway and local roads.  The Antapite mine consists of 20,800 hectares, which are owned by us.  Inminsur has identified epithermal vein gold deposits containing an estimated 400,000 tons of gold ore, with average grades of 0.5 ounces per ton.  The Zorro Rojo and Reyna veins are the main source of ore reserves and mining efforts are focused on these veins.  Inminsur has initiated exploration of the Pampeñita and Antapite veins, which run parallel and close to the Zorro Rojo vein, and is also conducting exploration to confirm the presence of important drill intersections in the Reyna vein located two kilometers from the Zorro Rojo vein.

Antapite is a gold mineralization deposit that has been classified as an epithermal low sulfidation in veins hosted by Eocene–Miocene calc-alkaline volcanic rocks.

In 2006, exploration efforts were centered on the Zorro Rojo and Reyna areas and consisted mainly of underground workings and diamond drill holes.  Total calculated ore reserves as of December 31, 2006 were 466,135 DST with 0.343 ounces of gold.  During 2007, we conducted 13,994 meters of underground exploration works and  18,517  meters of diamond drill holes in Zorro Rojo, Zorro Rojo´s branch, Antapite, Reyna, Reyna’s branch, Liliana and Emperatriz.  Ore reserves as of December 31, 2007 were 261,122 DST at 0.285 ounces per ton of gold and 0.47 ounces per ton of silver.  During 2008, we conducted intense exploration works primarily in the Juana Solitaria, Soledad Olvidad and Zorro Rojo veins.  We completed 17,480 meters of underground exploration works and 31,212 meters of diamond drilling.  Total ore reserves as of December 31, 2008 were 96,620 DST, with 0.244 ounces per ton of gold and 0.63 ounces per ton of silver.  In 2009, we will continue exploration efforts on many levels of the Zorro Rojo mine area, mainly in the Soledad Olvidada, Juana Solitaria, Susan and Carolina veins to search for new ore reserves.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method.  Ore is processed at a cyanidation plant located at Antapite.  The plant, which was completed in June 2001 with capacity for 272 DST per day, has increased its capacity to 650 DST per day since May 2003.  The plant had a 81.24 percent utilization rate in 2008.

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

	Year Ending December 31,(1)
	2004	2005	2006	2007	2008
Mining Operations:
Ore mined (ST)	179,785	179,873	179,820	178,969	207,014
Average gold grade (oz./ST)	0.57	0.60	0.60	0.420	0.220
Average silver grade (oz./ST)	0.74	0.81	0.65	0.73	0.57
Production:
Gold (oz.)	97,137	103,931	103,370	72,171	43,320
Silver (oz.)	86,162	102,222	83,258	90,368	80,363
Recovery rate (gold) (%)	94.4	95.9	96.6	96.0	94.2
Recovery rate (silver) (%)	64.5	70.4	71.2	69.2	66.6
Costs:
Cash cost (US$ per oz. of gold)	174	209	246	383	637
Employees:
Buenaventura employees	188	155	195	335	318
Contractor employees	862	1,087	1,241	733	745
________
(1)	Incorporates losses for mining dilution and recovery.

There was a 40.0 percent decrease in the production of gold in 2008 compared to the previous year, mainly due to a lower gold feed grade and lower gold recovery rate.

Shila-Paula

Shila and Paula are underground mines that are wholly-owned and operated by Cedimin, our wholly-owned subsidiary.  Shila and Paula encompass an aggregate of 41,152 hectares, which are owned by Cedimin.  At December 31, 2008, the net total fixed assets of the Shila and Paula mining operations were approximately US$7.4 million.

As of December 31, 2008, we have estimated ore reserves of 48,543 DST, with 0.616 ounces per ton of gold and 2.10 ounces per ton of silver.  As of December 31, 2008, NRM were 16,899 DST, with 0.955 ounces per ton of gold and 1.40 ounces per ton of silver.  All ore reserves and NRM are in the Paula mine.  In 2009, we intend to continue exploration works on levels 4,930 and 4,880, as well as diamond drilling below the 4,880 level.

The Shila mine is located in the province of Castilla in the department of Arequipa, approximately 1,350 kilometers southeast of Lima and 25 kilometers south of the Orcopampa mining operation at an altitude of between 4,650 and 5,400 meters above sea level.  Access is by a 250-kilometer unpaved road.  The Shila mine is currently not operating due to a lack of ore reserves.

The Paula mine is located in the province of Castilla in the department of Arequipa, approximately 1,400 kilometers southeast of the city of Lima and 140 kilometers south of the Orcopampa mining operation, at an altitude of between 5,000 and 5,400 meters above sea level.  Access is by a 300 kilometer highway from Arequipa.

Gold mineralization deposits in the Shila and Paul mines have been classified as epithermal low sulfidation of the Quartz-Adularia-Sericite type. The veins are hosted by tertiary volcanic rocks  associated with the Chinchón and Huayta calderas.

Due to the high cost of transportation and smelting of the concentrates, we installed a small cyanidation plant at the Shila mine, which entered into operation in August of 2001 with a net capacity of 3,200 metric tons per year.

Mining operations are currently conducted only in the Paula mine.  Mining is conducted underground using the conventional cut-and-fill stopping method. Ore is processed at a mill located at the Shila mine with a rated capacity of 227 DST per day.  The mill had a 96.6 percent utilization rate in 2008. The mill utilizes bulk flotation and gravity concentration processes.  Gravity concentrates and flotation concentrates are later treated together by cyanidation leaching.  The extracted gold and silver values are precipitated using the Merrill-Crowe process and the gold/silver precipitate produced is sent to the smelter located next to the mill.  We send the dore silver/gold bars to a refinery in Lima and the refined products are later sold overseas.

Electric power for Shila is provided by four diesel generators, two with a capacity of 650 kw, one with a capacity of 1,135 kw and one with a capacity of 1,600 kw, and a power line, which was connected to the Peruvian national electricity grid in April 2003.  In January 2005, Paula was connected to the Peruvian national electricity grid and ceased operations at its two diesel generators, each with a 65 kw installed capacity.  The water for operations at Paula is obtained from runoff from a snowpeak.

Set forth below are certain unaudited operating data for Shila-Paula, calculated on the basis of 100 percent of both mines’ combined production.

	Year Ending December 31,(1)(2)
	2004	2005	2006	2007	2008
Mining Operations:
Ore mined (ST)	57,982	64,050	67,888	68,858	74,722
Average gold grade (oz./ST)	0.46	0.45	0.418	0.491	0.549
Average silver grade (oz./ST)	13.83	5.9	3.0	2.1	1.9
Production:
Gold (oz.)	24,473	26,978	26,336	32,261	39,162
Silver (oz.)	660,775	330,184	157,683	104,711	101,327
Recovery rate (gold) (%)	91.4	93	92.8	95.4	95.5
Recovery rate (silver) (%)	83.5	83	78.6	72.4	72.0
Costs:
Cash cost (US$ per oz. of gold)	229	283	325	322	415
Employees:
Buenaventura employees	154	148	153	205	249
Contractor employees	434	522	537	571	685
________
(1)	Incorporates losses for mining dilution and recovery.
(2)
For 2004 and 2005, reflects the consolidation of the operating data for the Paula and Shila mines. For 2006 to 2008, data reflects only mining operations at the Paula mine.  The Shila mine is currently not operating due to a lack of reserves.

During 2008, there was a 21.4 percent increase in the production of gold ounces mainly due to increases in the volume of ore mined, an increase in the gold feed grade and, to a lesser extent, an increase in the recovery rate of gold.  By contrast, silver production decreased slightly by 3.34 percent, principally due to a decrease of the silver grade in the feed.

Colquijirca and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly-owned by El Brocal.  El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver.  As of December 31, 2008, we held a 61.42 percent interest in Inversiones Colquijirca, which in turn held a 51.06 percent interest in El Brocal,  and a 4.41 percent direct interest in El Brocal’s mining properties.  Our total equity interest in El Brocal was 35.77 percent as of December 31, 2008. On March 11, 2009, we purchased Teck Cominco’s equity stake in Inversiones Colquijirca, increasing our equity interest in Colquijirca to 81.22 percent and our overall equity interest in El Brocal to 45.97 percent.

 Total reserves of Colquijirca, as of December 31, 2008, were 48.9 million DST with a silver content of 1.30 ounces per DST, 2.72 percent of zinc and 0.90 percent of lead.  Total reserves of Marcapunta Norte, as of December 31, 2008 were 8.3 million DST at 0.48 ounces of silver per DST, 0.41 ounces of gold per DST, and 2.57 percent of copper.  At December 31, 2008 the net total fixed assets of Colquijirca and Marcapunta Norte were approximately US$35.6 million.

The Colquijirca and Marcapunta Norte mines are adjacent and are located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco.  El Brocal produces zinc and lead/silver concentrates from the Colquijirca mine and copper concentrates from the Marcapunta Norte mine.  The Colquijirca mine consists of three important polymetallic deposits: the Tajo Norte deposit, which contains zinc, silver and lead ore; the Marcapunta deposit, which contains an auriferous mineralization in breccia oxides, a non-arsenic copper chalcosite mineralization, and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta Norte Mine; and the San Gregorio deposit, which contains zinc.

Mining at Colquijirca is conducted through the open-pit method from which zinc and lead concentrates are produced.  El Brocal’s zinc concentrate typically contains 50 percent zinc, while its lead concentrate typically contains 55 percent lead.  The concentrates are sold locally and also exported to Europe and Asia (primarily Korea and China) for refining.  Mining at Marcapunta Norte is conducted through the room and pillars method from which copper concentrates are produced. El Brocal’s copper concentrates typically contains 20 percent copper and 5 percent arsenic.  The concentrates are sold locally or exported to Africa for refining.  El Brocal’s mineral production greatly increased from 2002 to 2008, achieving an ore throughput of 2,388,639 DST, representing a 12.4 percent increase from 2007.

The Huaraucaca concentrator plant processes ore from both mines. The capacity of the concentrator plant has been increased to 7,150 short tons per day and processed 2.4 million ST of ore during 2008.  The mill had a 95 percent utilization rate in 2008. The Colquijirca mine primarily relies on a power line, connected to the Peruvian national electricity grid in November 2002, for its electrical power.

In 2001, El Brocal initiated an intensive exploration program, financed by a capital increase in 2002 at the Marcapunta deposit, to confirm mineralization and find possible extensions.  In 2002, exploration revealed gold-bearing arsenic copper resources in the Marcapunta deposit. El Brocal’s production greatly increased from 2002 to 2006.  In 2008 El Brocal undertook an extensive exploration effort, drilling over 51,000 meters in an effort to increase and better delineate its reserves at the Colquijirca and Marcapunta Norte mines, as well as at the overall Marcapunta deposit.

In August 2008, we approved an expansion project requiring an estimated US$160 million investment. The project contemplates: expanding the Tajo Norte open pit mine to 15,000 MT per day; expanding the Marcapunta Norte underground mine to 3,000 MT per day; expanding and modernizing the Huaraucaca concentration plant to increase the capacity of the lead-zinc-silver circuit from 5000 MT per day to 15,000 MT per day in order to treat ore from the Tajo Norte-La Llave mine, as well as to increase the capacity of the copper circuit for the treatment of ore from the Marcapunta mine from 1,000 MT per day to 3,000 MT per day; and building the Huachuacaja tailings facility and upgrading existing infrastructure to adjust to the new production capacity of 18,000 MT per day.

Set forth below are certain unaudited operating data for the Colquijirca mine calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2004	2005	2006	2007	2008
Mining Operations:
Ore mined (ST)	1,492,569	1,513,964	1,631,668	2,055,485	2,028,588
Average silver grade (oz./ST)	3.23	4.03	8.17	4.97	3.38
Average zinc grade (%)	5.82	5.95	5.90	6.08	6.10
Average lead grade (%)	2.89	2.92	3.31	2.66	2.38
Production:
Silver (oz.)	3,399,130	4,394,940	10,269,511	7,076,377	4,487,906
Zinc (ST)	63,448	62,997	72,422	93,505	89,949
Lead (ST)	27,069	26,244	33,408	34,867	27,525
Recovery rate (silver) in zinc (%)	26.07	24.88	23.61	25.92	28.47
Recovery rate (zinc) (%)	73.0	69.9	75.18	74.82	72.69
Recovery rate (silver) in lead (%)	44.46	48.0	53.39	43.33	36.91
Recovery rate (lead) (%)	62.82	60.0	61.88	63.77	57.01
Costs:
Cash cost (US$ per MT of gold)	644	616	233	126	384
Employees (2):
Buenaventura employees	274	281	306	345	351
Contractor employees	456	486	906	1,056	1,041
___________
(1)       Incorporates losses for mining dilution and recovery.
(2)       Includes employees from the Marcapunta Norte mine.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2007	2008
Mining Operations:
Ore mined (ST)	69,845	354,993
Average silver grade (oz./ST)	0.52	0.54
Average gold grade (oz./ST)	0.016	0.018
Production:
Silver (oz.)	27,048	147,863
Gold (ST)	617	3,810
Recovery rate (silver) in copper (%)	74.89	77.82
Recovery rate (gold) in copper (%)	54.12	60.82
___________

(1)     Incorporates losses for mining dilution and recovery.

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

The term “reserves” refers to mineral deposits that could be economically and legally extracted or produced at the time of reserve determination.  The term “proven reserves” means ore reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.  The term “probable reserves” means ore reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The following table lists the proven and probable ore reserves at December 31, 2008 for each mining operation in which we have at least a 50 percent interest as well as the average grade of such ore, calculated on the basis of 100 percent of each mine’s reserves and US$725 per ounce of gold and US$13.00 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2008(1)(2)(3)(4)

	Julcani(5)	Uchucchacua(6) (7)	Orcopampa(8)	Recuperada(9)	Colquijirca (10) (11)	Marcapunta (10) (12)	Ishihuinca	Antapite(13)	Shila- Paula(14) (15)	Poracota(16)	Total/Average
Ore Reserves (ST)	288,090	3,065,275	1,319,600	127,390	48,946,973	7,944,000	3,620	96,620	48,543	356,255	62,196,492
Grade:
Gold (oz./ST)	0.022	-	0.608	-		0.012	0.412	0.244	0.616	0.344	0.108
Silver (oz./ST)	21.6	17.3	0.2	11.5	1.30	0.46	-	0.63	2.1	0.16	2.10
Copper (%)	-	-	-	-		2.46	-	-	-	-	2.46
Zinc (%)	0.20	2.24	-	4.7	2.72	2.34	-	-	-	-	2.26
Lead (%)	1.7	1.6	-	5.6	0.90	0.77	-	-	-	-	0.81
Content:
Gold (oz.)	6,338	-	802,317	-	-	95,330	1,491	23,575	29,902	122,552	1,080,505
Silver (oz.)	6,222,744	52,973,580	263,920	1,464,985	63,631,064	3,654,240	-	60,871	101,940	58,497	128,431,841
Copper (ST)	-	-	-	-		195,426	-	-	-	-	195,426
Zinc (ST)	576	65,481	-	5,987	1,331,357	-	-	-	-	-	1,403,401
Lead (ST)	4,898	50,573	-	7,134	440,522	-	-	-	-	-	503,127
______________

(1)
Proven and probable reserves for our wholly-owned mines as of December 31, 2004, 2005, 2006, 2007 and 2008 were audited by an independent consultant, Algon Investment S.R.L.  Proven and probable reserves for El Brocal’s mines as of December 31, 2004, 2005, 2006, 2007 and 2008 were audited by an independent consultant, AMEC plc.  Reserves as stated are diluted and mineable.  Incorporates losses for mining dilution and recovery.

(2)
The metallurgical recovery factors used to calculate the reserves for each of our mines include ore quality, gradation of ore (which impacts the effectiveness of reagents in releasing valuable particles), quality of water used to treat ore (recycled water contains impurities that can interfere with the chemical reaction of the reagents), quality of reagent used to treat ore, the condition and maintenance of equipment used to extract the ore and staff operational capabilities.

(3)
For the year ended December 31, 2008, reserves for our wholly-owned operated mines (which include all of the mines listed in the table above other than Colquijirca and Marcapunta) were calculated using the following prices: US$725 per ounce of gold, US$13 per ounce of silver, US$1,543 per metric ton of zinc, US$992 per metric ton of lead and US$1.20 per pound of copper.

(4)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Julcani as of December 31, 2008 were whether the silver grade was lower than 7.0 ounces per metric ton, whether the ore contained iron sulfide (Pirita) higher than 8% and the quality of the water.

(5)
The Pozo Rico mine advanced from the brownfield exploration stage to the production stage and commenced production in June 2008.  Pozo Rico produced 48,767 DST of ore, with 14.1 ounces per ton of silver, 1.15 percent lead  and 0.93 percent  zinc, which was included in the production data for Uchucchacua  for the year ended December 31, 2008.

(6)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Uchucchacua as of December 31, 2008 were the complexity of the ore, the variation of ore grade and whether the ore contained oxide mineral.

(7)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Orcopampa as of December 31, 2008 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and lower than estimated or expected ore grade.

(8)	The metallurgical recovery factors that impacted proven and probable reserve estimates for Recuperada as of December 31, 2008 were the high volatility in ore grade and the quality of water.
(9)
El Brocal, in which we owned a 35.78% controlling equity interest as of December 31, 2008, owns the Colquijirca and Marcapunta mines.  The reserves shown for Colquijirca and Marcapunta are the total reserves of the Colquijirca and Marcapunta mines and do not indicate our equity share.

(10)	The metallurgical recovery factors that impacted proven and probable reserve estimates for Colquijirca as of December 31, 2008 were the high content of clay and soluble salts in the ore.
(11)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Marcapunta as of December 31, 2008 were the high content of arsenic in the ore and the hardness of the host rocks.

(12)	The metallurgical recovery factors that impacted proven and probable reserve estimates for Antapite as of December 31, 2008 were the high volatility in ore grade and the quality of water.
(13)	Reflects the consolidation as of January 1, 2005 of the operating data of the Paula mine into Shila’s operating data.

(14)	The metallurgical recovery factor that impacted proven and probable reserve estimates for Shila-Paula as of December 31, 2008 was the high volatility in ore grade.
(15)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Poracota as of December 31, 2008 were the high volatility of the ore grade and the presence of coal content in the ore.

 Nine underground mines and one open pit mine, Colquijirca, comprise our mining operations.  Since establishing a significant amount of reserves in underground mines requires costly and extensive exploration programs, we have, in order to control costs, traditionally pursued an exploration and development program in our mines designed to establish an amount of reserves sufficient to permit the steady production of minerals over an extended period of time.  The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of our ten mines for the ten-year period ended December 31, 2008, calculated in each case on the basis of 100 percent of the relevant mine’s production.

	Julcani	Uchucchacua	Orcopampa	Recuperada	Colquijirca(2)	Marcapunta(2)	Ishihuinca	Antapite	Shila-Paula(1)	Poracota	Total

Ore mined (ST)	95,700	950,430	483,376	103,000	2,028,588	354,993	30,349	207,014	74,772	184,188	4,512,410
Gold produced (oz.)	187	-	284,512	-	-	3,809	8,141	43,320	39,162	46,126	425,257
Average Gold Grade(oz./ST)	0.003	-	0.587	-	-	0.018	0.318	0.220	0.549	0.300	0.098
Silver produced (oz.)	1,593,606	11,417,199	111,055	636,532	4,493,191	148,700	-	80,363	101,327	24,505	18,606,478
Average silver Grade (oz./ST)	17.88	16.00	0.32	6.52	3.39	0.54	-	0.570	1.88	0.16	5.56
____________

(1)	Reflects the consolidation as of January 1, 2005 of the operating data of Paula into Shila’s operating data.
(2)
El Brocal, in which we owned a 35.78% controlling equity interest as of December 31, 2008, owns the Colquijirca and Marcapunta mines.  The reserves shown for Colquijirca and Marcapunta are the total reserves of the Colquijirca and Marcapunta mines and do not indicate our equity share.

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha—Overview” and “—Description of Yanacocha’s Operations.”

Carachugo

Carachugo is a 90-hectare gold deposit with a leach pad that covers approximately 306 hectares.  Carachugo, Yanacocha’s first mine, commenced operations in August 1993.  Mining is conducted by the open-pit method.  Carachugo has one Merril-Crowe-type ore processing facility.

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

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 284 hectares.  The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit.  Operations began in the fourth quarter of 1997 using the open-pit mining method.  Cerro Yanacocha includes a carbon column gold recovery plant and a Merrill-Crowe-type ore processing facility.

La Quinua

La Quinua is a 376-hectare gold deposit (ultimate pit) with a leach pad covering 381 hectares.  The La Quinua pit is located three kilometers southwest of the Cerro Yanacocha pit.  Operations began in the fourth quarter of 2001 using the open-pit mining method.  All solution processing occurs at the Cerro Yanacocha plant following treatment at the La Quinua leach pad and carbon column facility.

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

China Linda

In October 1999, we commenced lime production at the China Linda plant, which is located 12 kilometers to the northeast of the Yanacocha installations, in Cajamarca.  Access to the plant from Yanacocha is by a ten kilometer private, unpaved road.  We had 100 percent ownership of China Linda until December 19, 2000, at which date the plant became Yanacocha’s property pursuant to the unitization of our and Newmont Mining’s properties in Northern Peru.  In January 2002, Yanacocha took over the operation of the China Linda plant.  See “Item 4.  Information on the Company—The Company—History and Development.”  Lime is used in the gold and silver mining process to regulate the alkalinity of the cyanide solutions in the leaching process and for pH control in water treatment applications.  Currently, the plant has a production capacity of 83,000 tons of lime per year.  Additionally, construction gravel is obtained as a sub-product.

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

The following table lists Yanacocha’s proven and probable reserves and the average grade of ore as of December 31, 2004 through December 31, 2008.  The table also includes proven and probable reserves for the districts of Yanacocha and Conga, along with average grade of ore.  Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$725 per ounce as of December 31, 2008, US$575 per ounce as of December 31, 2007, US$500 per ounce as of December 31, 2006, US$400 per ounce as of December 31, 2005 and US$350 per ounce as of December 31, 2004.  Calculations with respect to Conga’s copper reserves were calculated at a price of US$2.00 per pound as of December 31, 2008, US$1.75 per pound as of December 31, 2007, US$1.00 per pound as of December 31, 2006 and 2005 and US$0.90 per pound as of December 31, 2004.  The districts of Yanacocha’s and Conga’s proven and probable reserves represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution.  Ounces of gold and pounds of copper in the districts of Yanacocha’s and Conga’s proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2008			Proven and Probable Reserves at December 31, 2007			Proven and Probable Reserves at December 31, 2006
	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained
	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)
Maqui Maqui	9,411	0.029	275	7,206	0.031	225	7,731	0.026	198
Quecher	-	-	-	-	-	-	-	-	-
Antonio	-	-	-	-	-	-	-	-	-
Cerro Quilish	-	-	-	-	-	-	-	-	-
Cerro Negro	-	-	-	-	-	-	-	-	-
Carachugo	85,288	0.033	2,780	83,782	0.035	2,931	91,592	0.035	3,231
San José	10,420	0.017	178	9,684	0.017	166	9,067	0.018	160
Giuliana	-	-	-	256	0.024	6	1,560	0.023	36
Cerro Yanacocha	110,123	0.027	3,007	165,376	0.029	4,781	198,275	0.026	5,103
La Quinua	73,920	0.015	1,112	88,824	0.018	1,609	92,513	0.018	1,670
Tapado	52,991	0.038	2,021	70,212	0.033	2,351	73,681	0.036	2,661
Corimayo	58,867	0.041	2,405	69,970	0.035	2,470	63,053	0.048	3,019
In process	43,671	0.028	1,236	42,908	0.028	1,219	50,181	0.028	1,413
Subtotal Yanacocha/avg	444,691	0.029	13,014	538,218	0.029	15,758	587,652	0.030	17,491
Subtotal Minas Conga/avg.*	617,786	0.019	11,836	617,786	0.019	11,836	617,786	0.019	11,836
Total/average	1,062,477	0.023	24,850	1,156,004	0.024	27,594	1,205,438	0.024	29,327

	Proven and Probable Reserves at December 31, 2005			Proven and Probable Reserves at December 31, 2004
	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained
	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)
Maqui Maqui	7,889	0.026	203	5,694	0.025	141
Quecher	-	-	-	-	-	-
Antonio	-	-	-	-	-	-
Cerro Quilish	-	-	-	-	-	-
Cerro Negro	7	-	-	253	0.031	8
Carachugo	69,016	0.040	2,763	66,405	0.042	2,777
San José	7,334	0.021	153	10,818	0.020	213
Cerro Yanacocha	208,178	0.033	6,807	257,363	0.032	8,328
La Quinua	214,643	0.027	5,812	275,157	0.027	7,388
Corimayo	62,755	0.049	3,074	58,425	0.051	3,006
In process	71,108	0.028	1,968	60,860	0.028	1,685
Subtotal Yanacocha/avg	640,922	0.032	20,780	734,974	0.032	23,547
Subtotal Minas Conga/avg*	617,786	0.019	11,836	371,110	0.023	8,711
Total/average	1,258,708	0.026	32,615	1,106,084	0.029	32,257
____________________
* Minas Conga’s proven and probable reserves as of December 31, 2008 include 3.2 billion pounds of 0.261 percent grade copper.

As of December 31, 2008, the Yanacocha District’s proven and probable reserves (excluding Conga’s proven and probable reserves) were estimated to be 13.0 million ounces of gold, a 17.4 percent decrease from the Yanacocha District’s proven and probable reserves as of December 31, 2007, which were estimated to be 15.8 million ounces of gold.  The decrease in reserves of gold was mainly due to the depletion of 2.6 million ounces, as well as a decrease of 0.1 ounces of gold reserves due to unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, transfer of reserves to non-reserve mineralization due to social issues and leach pad capacity limitations, partially offset by metal price increases, an increase in the expected recoverable ounces of leach pads and the improvement of pit design.

As of December 31, 2008, Conga’s proven and probable reserves were estimated to be 11.8 million ounces of gold and 3.2 billion pounds of copper, representing no change from the 2007 gold reserves and 2007 copper reserves, respectively.

As of December 31, 2008, Yanacocha’s total proven and probable reserves (including Conga) were estimated to be 24.9 million ounces of gold, representing a 9.9 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2007, which were estimated to be 27.6 million ounces of gold.  Yanacocha’s total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2008, representing no change from Yanacocha’s total proven and probable reserves as of December 31, 2007.  Newmont Mining did not quote silver reserves at Yanacocha for the year ended December 31, 2008.

Based on the current recovery rate and estimated gold production levels in 2008, Yanacocha’s proven and probable reserves as of December 31, 2008 will be depleted by 2015 unless Yanacocha continues to add to its reserves.  Yanacocha’s management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 4A.    Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

THE COMPANY

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 and the related notes thereto included elsewhere in this Annual Report.  The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP.  Note 33 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 34 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2006, 2007 and 2008 and shareholders’ equity as of December 31, 2006, 2007 and 2008.  We present our financial statements in U.S. Dollars.

Operating Results

General

Overview.  We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals.  Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite and Ishihuinca mining units; (ii) the Colquijirca, Marcapunta and Shila-Paula mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v) Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; (vi) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper; and (vii) other minor subsidiaries.

Yanacocha.  A substantial part of our net income before income tax was derived from our equity interest in Yanacocha.  We have a 43.65 percent equity participation in Yanacocha, which is held through our wholly-owned subsidiary, Condesa.  Our interest in Yanacocha’s partnership’s equity is accounted for under the equity method and is included under the caption “Investment in shares” on our consolidated balance sheets.  Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Cerro Verde.  As of December 31, 2008 we had a 19.05 percent equity participation in Cerro Verde, which allows us to exercise significant influence over this company.  As a result, we account for our investment in Cerro Verde using the equity method.  Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

At El Brocal, we implemented a base metal hedging policy for a maximum of 25 percent of El Brocal’s total payable metal contained per year, for up to three years.  As of March 31, 2009 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps.  Outstanding hedging commitments for 2009 to 2011 amount to 10 percent of payable metal and are as follows: (i) 5,200 metric tons of copper at an average price of US$8,147 per metric ton, (ii) 14,300 metric tons of lead at an average price of US$2,302 per metric ton and (iii) 12,000 metric tons of zinc at an average price of US$2,637 per metric ton.

Operating costs and expenses.  Operating costs and expenses consist of (i) operating costs, which are direct production costs, the major component of operating expenses; (ii) exploration costs in operational mining sites; (iii) depreciation and amortization expenses; (iv) exploration costs in non-operational mining areas; (v) general and administrative expenses, which principally consist of personnel expenses; (vi) royalties, which consist of payments to third parties and the Peruvian government to operate leased mining rights; and (vii) selling expenses, which principally consist of freight expenses.

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

We believe that our replacement measures have been effective to increase reserves.  Reserves at our Orcopampa mine, our principal gold mining operation, have increased steadily over the past five years.  Gold reserves at the Orcopampa and Poracota mines increased from 0.66 million ounces for the year ended December 31, 2004 to 0.92 million ounces for the year ended December 31, 2008.  Silver reserves at the Uchucchacua mine, our principal silver mining operation, have decreased over the past five years, from 67.4 million ounces for the year ended December 31, 2004 to 51.3 million ounces for the year ended December 31, 2008.

Our other mining operations are smaller and have variable fluctuations in production and reserves due to complexities of the ore located in certain mining operations (such as the Colquijirca mine); the sale of certain mining operations (such as the Huallanca mine); partial and temporary closures of mining operations (such as the Shila-Paula and Recuperada mines); and the production of silver only as by-product of gold (such as the Orcopampa, Antapite and Shila-Paula mines).

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

Royalties.  Royalty expenses consist mainly of payments made by us pursuant to lease agreements relating to mining rights for the Orcopampa and Ishihuinca mines.  Specifically, we pay the applicable lessor a royalty of 10 percent of the value of the concentrates produced in the Orcopampa mine and 7 percent of the value of the concentrates produced in the Ishihuinca mine.

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

Throughout this process, we have been in substantial compliance with applicable maximum effluent levels and other legal requirements.  In addition, Law No. 28090, which regulation mine closure procedures, was published on October 14, 2003.  The corresponding ruling was approved on August 15, 2005.  In May and August 2006, we submitted a feasibility-level Closure Plan to the MEM for our mining units and exploration projects.  See “Item 4.  Information on the Company—The Company—Business Overview—Regulatory Framework—Environmental Matters.”

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

In May 2008, the Environmental Ministry of Peru was established by legislative decree.  The principal functions of the Ministry include formulating and implementing policies and regulations relating to environmental matters and controlling pollution through supervision and education. Also, the Ministry has to be in continuous communication with several institutions (INRENA, DIGESA, IMARPE, DGAA, among others) and develop a decentralized system to manage natural resources and protect the environment.

In 2006, 2007 and 2008, we spent approximately US$2.3 million, US$2.66 million and US$4.79 million, respectively, in connection with environmental protection measures.  We estimate that capital expenditures needed to comply with environmental regulations will be approximately US$6.3 million and US$8.35 million in 2009 and 2010, respectively.  This amount will be used on items such as environmental monitoring, effluents treatment and environmental remediation.  There are currently no legal or administrative proceedings against us for violation of environmental protection laws or other environmental regulations in Peru that could have a material adverse effect on our financial position or results of operations.

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

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or Management, to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements.  Management has identified the following accounting estimates as critical:

▪	Impairment of long-lived assets;

▪	Useful life of property, plant and equipment;

▪	Amortization of capitalized mining costs;

▪	Deferred income tax asset;

▪	Accrual for mine closing costs;

▪	Fair value of derivative instruments;

▪	Fair value of embedded derivative for concentrates sales;

▪	Fair value of the liability related to long-term officer compensation; and

▪	Contingencies.

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

During the fourth quarter of 2008, we concluded that the current economic environment and the significant declines in the metal prices represented significant adverse changes in our business, and therefore, evaluated our long-lived assets for impairment as of December 31, 2008, under the procedures established by IAS 36 – “Impairment of Assets” for five of our mining units (Recuperada, Poracota, Antapite, Julcani and Ishihuinca). The estimated cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2008, impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following three years.

Our evaluation of long-lived assets resulted in the recognition of asset impairment charges of US$18.6 million for 2008 (recognized as operating expense). These impairment charges had no impact on our operating cash flows.

We believe events  that could result in additional impairment of our long-lived assets include, but are not limited to, (i) decreases in future metal prices, (ii) decreases in estimated recoverable proven and probable reserves and (iii) any event that might otherwise have a material effect on mine site production levels or costs.

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

We estimate reserves for our direct operations assuming a US$725.00 per ounce gold price, a US$13.00 per ounce silver price, a US$1,543 per metric ton zinc price and a US$992.00 per metric ton lead price and US$1.20 per pound copper price.

The mines where amortization charges would be most significantly affected by changes in reserve estimates are Uchucchacua, Orcopampa, Colquijirca, Poracota and Antapite.  These mines generally have the largest amounts of property, plant and equipment subject to depreciation and the highest per ounce amortization charges.

Deferred income tax asset

Effective Income Tax Rate – 2008

Our income tax expense was US$44.0 million in 2007 compared to a benefit of US$26.6 million in 2008.  The difference was mainly due to the following:

(a) Decreased pre-tax income.  A US$238.4 million decrease in pre-tax income, from US$415.1 million in 2007 to US$176.7 million in 2008, mainly due to a US$229.2 million increase in the net loss as a result of the release of commitments in commercial contracts, from US$185.9 million in 2007 to US$415.1 million in 2008, which is presented as an unusual item in the statement of income.

 (b) Non-taxable income. According to current tax regulations, equity participation in affiliates, including the receipt of dividends, is not taxable in Peru. In 2008, our equity participation in affiliated companies increased from US$249.6 million in 2007 to US$340.9 million in 2008, which reduced our income tax expense by US$121.4 million in 2008, compared to a US$88.9 million reduction in income tax expense due to this non-taxable income in 2007. In addition, the gain on change in the fair value of gold certificates is not taxable. We recorded a gain on change in the fair value of gold certificates of US$5.1 million in 2007, which decreased our income tax expense by US$1.8 million. No similar gain decreasing our income tax expense was recorded in 2008.

Effective Income Tax Rate – 2007

Our income tax expense decreased to US$44.0 million in 2007 from US$64.0 million in 2006, mainly as a result of the following:

(a) Decreased pre-tax income from US$580.2 million in 2006 to US$415.1 million in 2007, mainly due to the net loss as a result of the release of commitments in commercial contracts amounting to US$185.9 million, which is presented as an unusual item in the statement of income.

(b) Non-taxable income.  According to current tax regulations, equity participation in affiliates, including the receipt of dividends, is not taxable in Peru.  In 2007, the equity participation in affiliated companies decreased from US$313.2 million in 2006 to US$249.6 million in 2007, which reduced our income tax expense by US$88.9 million in 2007, compared to a US$111.5 million reduction in income tax expense due to this non-taxable income in 2006.  In addition, the gain on change in the fair value of gold certificates is not taxable.  We incurred a loss on change in the fair value of gold certificates of US$4.9 million in 2006 compared to a gain of US$5.1 million in 2007, which increased our income tax expense by US$1.8 million.

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

In preparing our annual consolidated financial statements, we estimate the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the tax and book bases of assets and liabilities.  Deferred income tax assets and liabilities are measured using tax rates applicable to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income. If we determine that we will not realize all or a portion of our tax assets, we will increase our valuation allowance with a charge to income tax expense.  Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

At December 31, 2008 and 2007 our valuation allowance totaled US$1.53 million and US$2.17 million, respectively.

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

Following our accounting treatment, we have recorded an accrual for mine closure costs of US$83.5 million as of December 31, 2008 in order to comply with governmental requirements for environmental remediation.

Fair value of derivative financial instruments

(a)         Outstanding derivative contracts

We recognize derivative instruments as assets or liabilities, measured at their fair value, in our consolidated balance sheets pursuant to IAS 39, “Financial Instruments — Recognition and Measurement.”

Subsidiary derivative contracts.  During 2008, our indirect subsidiary, El Brocal, entered into price-hedging transaction contracts to cover future cash flows derived from its sales.  Derivative contracts are recognized as assets and liabilities at fair value in the consolidated financial statements.  El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable in accordance with IAS-39. The key terms of these hedge agreements were negotiated to coincide with the negotiated terms of the commercial contracts to which they are related.  The hedge of cash flow from future sales was assessed by El Brocal’s management as highly effective. The effectiveness of hedging transactions has been measured by means of the cumulative cash flow change offset method, which El Brocal management believes best reflects the objective of managing price risk.

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

As of December 31, 2008 we did not hold gold derivative contracts.

(b)         Normal sale contracts

To minimize future fluctuations in consolidated results of operations, during 2003, 2005 and 2006 we modified the terms of certain derivative contracts in order to qualify them as normal sale contracts.  These contracts were modified to require physical delivery of gold over future periods that do not extend beyond December 2012.  Under the terms of the contracts, we will realize fixed or capped prices ranging up to US$451 per ounce of gold.

During 2007 and 2008, we concluded agreements with all of our customers to release commitments to commercial contracts to sell 1,893,000 gold ounces at fixed prices, varying between US$345 and US$451 per ounce of gold.  As a result, we will now sell the gold at the market price applicable on the date of the physical delivery of the gold committed.

As of December 31, 2008, we have been released from commitments (related to quantity, date and price) on all the sales contracts entered into for the sale of ounces of gold.  Refer to Note 17(a) to the Financial Statements for further discussion.

(c)         Embedded derivative due to changes of the prices in commercial contracts

Substantially all of our concentrate sales contracts provide final copper pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices.  We ultimately receive market prices based on prices in the specified future period; however, the accounting rules applied to these sales result in changes recorded to revenue until the specified future period.  We record revenues and invoice customers at the time of shipment based on the current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing.  To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing.  See Note 28 to the Financial Statements.

Fair value of the liability related to long-term officer compensation

Our senior executive officers are granted share appreciation rights, which can only be settled in cash, if the executive is working for us at each program’s settlement date. These programs are mainly structured in a ten-year term, allocated in several programs with progressive maturities. The average price of the granted share appreciation rights is assigned based on last quarter market quotation of the shares before the grant date and the settlement price is determined based on the variation of the market prices at the maturity date as compared to the price at the date of the grant.

We used the Turnbull & Wakeman Method  to estimate the fair value of this liability and the income used comprises the historical volatility, risk-free interest rate, dividend yield, period covered by the program and market value of the shares at closing. See Note 13 to the Financial Statements.

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

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.  See Note 31 to the Financial Statements.

Revenues

According to our accounting policies, revenue is recognized to the extent that it is probable that the economic benefits will flow to us.  Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty.

Revenues from sales of concentrates, gold and silver are recognized when the significant risks and rewards of ownership have been transferred, which is considered to occur when title passes to the customer. This generally occurs when product is physically transferred to the buyer.

Results of Operations for the Twelve Months Ended December 31, 2008 and 2007

Net sales.  Net sales increased by 2.62 percent, from US$747.0 million in 2007 to US$766.6 million in 2008, principally due to an increase in the average realized price of gold and silver in 2008 and an increase in the volume of copper concentrates sold due to production of copper at Colquijirca, which commenced copper concentrate production during the last quarter of 2007, partially offset by a decrease in the volume of gold and silver sold during 2008, decreases in the average realized price and volume of lead sold during 2008 and a significant decrease in the average realized price of zinc during 2008.  The following tables reflect the average realized price and volume sold of gold, silver, lead, zinc and copper during the years ended December 31, 2007 and 2008:

Average Realized Price		Year ended December 31,
		2007		2008	Variation

Gold (US$/oz.)	US	$684.59	US	$872.21	27.4%
Silver (US$/oz.)		13.37		14.26	6.7%
Lead (US$/MT)		2,760.30		1,858.59	-32.7%
Zinc (US$/MT)		3,069.26		1,798.20	-41.4%
Copper (US$/MT)		7,285.46		5,771.34	-20.8%

Volume Sold	Year ended December 31,
	2007	2008	Variation

Gold (oz.)	418,999	414,682	-1.0%
Silver (oz.)	16,734,876	16,514,171	-1.3%
Lead (MT)	41,535	37,853	-8.9%
Zinc (MT)	79,139	82,501	4.2%
Copper (MT)	608	7,763	1,176.8%

(a)           Gold sales.  The average sales price for gold increased from US$684.59 per ounce in 2007 to US$872.21 per ounce in 2008.  Gold sales volume decreased from 418,999 ounces in 2007 to 414,682  ounces in 2008.  The combined effect of these changes resulted in a US$74.8 million increase in income from sales of gold in 2008 compared to 2007.

(b)           Silver sales.  Average realized silver prices increased from US$13.37 per ounce in 2007 to US$14.26 per ounce in 2008.  The volume of silver sales decreased from 16,734,876 ounces in 2007 to 16,514,171 ounces in 2008.  The combined effect of these changes resulted in a US$11.8 million increase in income from sales of silver in 2008 compared to 2007.

(c)           Lead sales.  Average realized lead prices decreased from US$2,760.30 per metric ton in 2007 to US$1,858.59 per metric ton in 2008.  Additionally, the volume of lead sold decreased from 41,535 metric tons in 2007 to 37,853 metric tons in 2008, largely due to decreased lead production at our Colquijirca mine.  The combined effect of these changes resulted in a US$44.3 million decrease in income from sales of lead in 2008 compared to 2007.

(d)           Zinc sales.  Average realized zinc prices decreased from US$3,069.26 per metric ton in 2007 to US$1,798.20 per metric ton in 2008. The volume of zinc sold increased from 79,139 metric tons in 2007 to 82,501 metric tons in 2008. The combined effect of these changes resulted in a US$94.5 million decrease in income from sales of zinc in 2008 compared to 2007.  This decrease was largely due to the decrease in averaged realized price which had a negative effect in the sales of our Colquijirca mine.

 (e)          Copper sales.  Average copper prices decreased from US$7,285.46 per metric ton in 2007 to US$5,771.34 per metric ton in 2008.  The volume of copper sold increased from 608 metric tons in 2007 to 7,763 metric tons in 2008.  The combined effect of these changes resulted in a US$40.4 million increase in income from sales of copper in 2008 compared to 2007.  The increase in the volume of copper concentrates sold was due to production of copper at Colquijirca, which commenced copper concentrate production during the last quarter of 2007.

The revenues from gold, silver, lead, zinc and copper mentioned above do not include refinery charges and penalties incurred, which amounted to US$133.5 million in 2008, compared to US$136.8 million in 2007.  This decrease was principally due to the lower volume and price of concentrates sold in 2008 compared to 2007, which are used as the basis to calculate refinery charges and penalties.

Revenue associated with performance on executory gold delivery contracts.  To minimize future fluctuations in our consolidated results of operations, we modified the terms of certain derivative contracts in order to qualify them as normal sales contracts.  During 2005 and 2006 our outstanding derivative contracts were modified to require physical delivery of gold over future periods that do not extend beyond 2012.  Under the terms of these modified contracts, our revenue will be capped at between US$332 to US$451 per ounce of gold.  The fair values of the modified contracts were US$50.6 million and US$77.4 million in 2005 and 2006, respectively, and were calculated immediately prior to the modification of these contracts and recorded as deferred revenue in each year.

 In March and May 2007, we agreed with six of our customers to sell 971,000 ounces of gold at market prices instead of fixed prices.  During the period between January and February 2007 we delivered 40,000 gold ounces and we recognized revenues of US$5.4 million in 2007.  Since March 2007 we have not had any obligation related to these contracts and as a consequence no gain was recognized during 2008.

Royalty income.  In 2008, royalty income received by Chaupiloma amounted to US$48.8 million, representing a 43.53 percent increase from the US$34.0 million of royalty income received in 2007.  This increase is attributed to increased sales from Yanacocha in 2008, as a result of increases in gold production and the average realized price of gold. See Note 32 to the Financial Statements.

Total operating costs.  Total operating costs increased by 38.0 percent, from US$269.4 million in 2007 to US$371.8 million in 2008, due to the following:

(a) Cost of sales, without considering depreciation and amortization increased by 38.4 percent, from US$182.0 million in 2007 to US$251.8 million in 2008, mainly due to (i) an increase of US$21.0 million due to increased services rendered by our contractors, including increased exploration activities and diamond drilling works, which were used in order to maintain our ore reserves level, (ii) an increase of US$11.3 million due to the effect of a full year of operating costs during 2008 at our Poracota mining unit, which started operations in June 2007, (iii) an increase of US$10.6 million due to higher consumption of supplies, mainly as a consequence of higher reagent consumption related to the new plant to treat old tailings at our Orcopampa mining unit, (iv) an increase of US$8.7 million at our Colquijirca mining unit, mainly due to higher mining costs related to a substantial increase in copper production, from 471 MT of copper in 2007 compared to 7,793 MT in 2008, (v) an increase of US$7.3 million in direct labor costs, as result of an increase in employee wages at our Orcopampa, Uchucchacua, Recuperada and Julcani mining units, (vi) an increase in energy costs of US$4.0 million, mainly as a consequence of certain of the foregoing factors, including the full year of Poracota operations in 2008, increased copper production at Colquijirca, re-treatment of old tailings at Orcopampa and increased services rendered by contractors, (vii) an increase of US$3.8 million in mine support supplies, which were affected by international steel prices and (viii) the appreciation of Nuevo Sol against the U.S. Dollar.

(b) Exploration in units in operation increased by 50.8 percent, from US$37.8 million in 2007 to US$57.0 million in 2008.  These increased costs were principally due to an increase in exploration projects at our Orcopampa, Antapite, Shila-Paula and Uchucchaccua mines. See Note 19 to the Financial Statements.

(c) Depreciation and amortization costs increased by 27.0 percent, from US$49.6 million in 2007 to US$63.0 million in 2008, mainly due to higher charges for amortization of development costs related to our Orcopampa, Uchucchaccua and Poracota mines, and depreciation of assets put into operation during 2008.

Total operating expenses.  Operating expenses increased by 6.3 percent, from US$150.4 million in 2007 to US$159.8 million in 2008, due to changes in the following components:

(a) Exploration in non-operational areas increased by 19.0 percent, from US$46.4 million in 2007 to US$55.2 million in 2008 due to higher expenditures in exploration areas, primarily in the La Zanja, Mallay, Soras, San Francisco, Chucapaca and Marcapunta projects.

(b) General and administrative expenses decreased by 41.0 percent, from US$59.2 million in 2007 to US$34.9 million in 2008, mainly due to a US$36.3 million decrease in long-term officers’  compensation (stock appreciation rights). See Note 20 to the Financial Statements.

(c) Royalty expenses to third parties and the Peruvian government increased by 5.0 percent, from US$34.0 million in 2007 to US$35.7 million in 2008. Royalties paid to third parties amounted to US$16.4 million and US$18.8 million in 2007 and 2008, respectively.  Royalties paid to the Peruvian government amounted to US$17.6 million and US$16.9 million in 2007 and 2008, respectively. The increase in royalties paid to third parties was mainly due to increased sales of gold ounces produced in our Orcopampa mine. The decrease in royalties paid to the Peruvian government was mainly due to a decrease in sales of ore concentrates.  Peruvian legislation requires owners of mining concessions to pay the Peruvian government for the exploitation of metallic and non-metallic resources.  Mining royalties are calculated with rates ranging from 1 to 3 percent of the value of mineral concentrates or equivalent, according to the quoted market price published by the Ministry of Energy and Mines.

(d) Selling expenses increased by 42.6 percent, from US$10.8 million in 2007 to US$15.4 million in 2008, due mainly to higher freight costs  and other services related to sales.

(e) Impairment of long-lived assets resulted in a loss of US$18.6 million being recorded in 2008.   We evaluated our long-lived assets for impairment as of December 31, 2008, which resulted in a reduction in the carrying amount of mining concessions, property, plant and equipment and development costs to their recoverable amount. See Note 11 to the Financial Statements.

Operating income before unusual item.  As a result of the foregoing, operating income before unusual item decreased by 22.6 percent, from US$366.6 million in 2007 to US$283.7 million in 2008.

Net loss from release of commitments in commercial contracts. In January and February of 2008, we revised sales contracts with some customers, releasing the commitments on sales contracts to be able to sell the committed gold ounces at market prices in force between the years 2010 – 2012, in accordance with our gold availability. As consequence of the aforementioned, we were released from the obligation to sell 922,000 ounces of gold at fixed prices, varying between US$345 and US$451 per ounces of gold, and will instead sell the gold at the market price in force on the date of the physical delivery of the gold committed.  For these transactions, we have made a payment of US$517.1 million (US$82.6 million in January 2008 and US$434.6 million in February 2008, respectively) and recorded a decrease in the liability corresponding to the executory gold delivery contracts liability amounting to US$102.0 million with credit to income of the period.  The resulting net loss of US$415.1 million is presented in the Net loss from release of commitments in sales contracts caption in the consolidated statements of income for the period ended December 31, 2008.

During 2007, we revised sales contracts with other customers and we have made a payment of US$315.7 million and recorded a US$129.8 million decrease in the liability corresponding to the executory gold delivery contracts.

Share in affiliated companies, net. Income from equity investments in affiliated companies increased by 36.6 percent, from US$249.6 million in 2007 to US$340.9 million in 2008, principally due to the net effect of an increase in income from our equity interest in Yanacocha, partially offset by a decrease in income from our equity interest in Cerro Verde.

Income from our interest in Yanacocha increased by 112.5 percent, from US$97.2 million in 2007 to US$206.5 million in 2008. This increase is attributed to increased sales from Yanacocha in 2008, which resulted from an increase in gold production and an increase in the average realized price of gold.

Income from our interest in Cerro Verde decreased by 9.4 percent, from US$148.5 million in 2007 to US$134.5 million in 2008, due to lower net income generated by Cerro Verde.

Interest income. Interest income increased by 51.7 percent, from US$11.8 million in 2007 to US$17.9 million in 2008, mainly due to a US$154.9 million increase in time deposits.  We maintained US$353.5 million in time deposits as of December 31, 2007 compared to US$508.4 million as of December 31, 2008.

Interest expense. Interest expense increased by 294.2 percent, from US$8.6 million in 2007 to US$33.9 million in 2008, due mainly to an increase in our indebtedness from US$84.1 million as of December 31, 2007 to US$327.3 million as of December 31, 2008.  See Notes 14 and 23 to the Financial Statements.

Gain (loss) on change in the fair value of gold certificates.  In March 2007, we sold all of our Gold Exchange Traded Fund, or Gold ETF, participations and recognized a gain of US$5.1 million, which was separately presented in our consolidated statement of income. There was no comparable gain recognized in 2008.

Other, net.  Other, net increased by 6.95 percent, from an expense of US$8.7 million in 2007 to US$9.3 million in 2008.  This increase was principally due to a US$5.0 million increase in other expenses, mainly due to an increase in the provision for closure of mining units and exploration projects, partially offset by a US$4.4 million increase in other income, mainly due to increased sales of supplies and spare parts to third parties and affiliates.

Gain (loss) on currency exchange difference.  In 2007, we recorded a gain on currency exchange difference of US$5.2 million, compared to a loss on currency exchange difference of US$12.2 million in 2008. This difference was mainly due to the loss on currency exchange difference reported by El Brocal as a consequence its net asset position in Nuevos Soles in 2008.

Provision for workers’ profit sharing, net.  Workers’ profit sharing expense was US$19.9 million in 2007, compared to income from  workers’ profit sharing of US$4.7 million as a result of a decrease in our taxable income. Provision for workers’ profit sharing is calculated by applying a percentage to our taxable income.

Provision for income tax, net.  Provision for income tax changed from an expense of US$44.0 million in 2007 to income of US$26.6 million in 2008, principally due to a decrease in our taxable income. See “—Critical Accounting Estimates—Income Tax”.

Minority interest.  Minority interest expense decreased by 48.1 percent, from US$96.4 million in 2007 to US$50.0 million in 2008, mainly due to the lower contribution of profits from El Brocal.

Net income.  As a result of the foregoing, net income decreased by 44.2 percent, from US$274.8 million in 2007 to US$153.3 million in 2008.  As a percentage of net sales, net income was 20.0 percent in 2008 as compared to 36.8 percent in 2007.

Results of Operations for the Twelve Months Ended December 31, 2007 and 2006

Net sales.  Net sales increased by 36.3 percent, from US$548.1 million in 2006 to US$747.0 million in 2007, principally due to increases in the price and volume sold of gold and lead during 2007.  The following tables reflect the average realized price and volume sold of gold, silver, lead and zinc during the years ended December 31, 2006 and 2007:

Average Realized Price		Year ended December 31,
		2006		2007	Variation

Gold (US$/oz.)	US	$354.98	US	$684.59	92.9%
Silver (US$/oz.)		11.92		13.37	12.2%
Lead (US$/MT)		1,319.89		2,760.30	109.1%
Zinc (US$/MT)		3,407.98		3,069.26	-9.9%
Copper (US$/MT)		7,037.74		7,285.46	3.5%

Volume Sold	Year ended December 31,
	2006	2007	Variation

Gold (oz.)	415,288	418,999	0.9%
Silver (oz.)	19,207,066	16,734,876	-12.9%
Lead (MT)	36,570	41,535	13.6%
Zinc (MT)	59,489	79,139	33.0%
Copper (MT)	98	608	520.4%

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

Revenue associated with performance on executory gold delivery contracts.  To minimize future fluctuations in the consolidated results of operations, we modified the terms of certain derivative contracts in order to qualify them as normal sales contracts.  During 2005 and 2006 our outstanding derivative contracts were modified to require physical delivery of gold over future periods that do not extend beyond 2012.  Under the terms of these modified contracts, our revenue will be capped at between US$332 to US$451 per ounce of gold.  The fair values of the modified contracts were US$50.6 million and US$77.4 million in 2005 and 2006, respectively, and were calculated immediately prior to the modification of these contracts and recorded as deferred revenue in each year.

In 2007 we delivered 40,000 gold ounces compared to 388,000 gold ounces delivered in 2006, as a result of agreements reached with certain of our customers to release the fixed price commitments in their commercial contracts and to modify the schedule of gold commitments.  As a result, we recognized revenues of US$5.4 million in 2007 compared to US$50.3 million in 2006.  On January 24 and February 6, 2008, we reached agreements with customers to eliminate the fixed price commitments in all of our remaining commercial contracts and to sell gold at market prices between 2010 and 2012.  See Note 17 to the Financial Statements.

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

(b) Exploration in units in operation decreased by 1.3 percent, from US$38.3 million in 2006 to US$37.8 million in 2007.

(c) Depreciation and amortization costs increased by 27.5 percent, from US$38.9 million in 2006 to US$49.6 million in 2007, mainly due to a US$2.5 million increase in amortization of mining concessions, from US$5.9 million in 2006 to US$8.4 million in 2007, principally as a result of the amortization of mining concessions held by our subsidiaries, Inminsur and Inversiones Colquijirca, and depreciation recorded by our subsidiary, El Brocal, relating to the capitalization of tailings pond No. 5 in December 2006, amounting US$1.5 million, which was fully depreciated in 2007, and as a result of a US$10.7 million adjustment of the provision for mine closing recorded in 2006, which generated a higher depreciation of US$1.8 million in 2007.

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

(b) General and administrative expenses increased by 61.7 percent, from US$36.6 million in 2006 to US$59.2 million in 2007, mainly due to a US$25.0 million increase in long-term officers’ compensation (stock appreciation rights) as a result of the increase in our stock price from US$28.06 as of December 31, 2006 to US$56.60 as of December 31, 2007.

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

(d) Selling expenses increased by 83.1 percent, from US$5.9 million in 2006 to US$10.8 million in 2007, due mainly to higher freight payments required to transport concentrates and related services, both required as a result of the increased volume of sales.

Operating income before unusual item.  As a result of the foregoing, operating income before unusual item increased by 15.6 percent, from US$317.3 million in 2006 to US$366.6 million in 2007.

Net loss from release of commitments in commercial contracts.  As of December 31, 2006, we had committed to sell 1,933,000 ounces of gold at previously-agreed prices that ranged from US$345 to US$451 per ounce of gold between 2007 and 2012.  In March and May 2007, we agreed with six of our customers to sell 971,000 ounces of gold at market prices instead of fixed prices.  This agreement to release the commitments in our commercial contracts required us to pay these customers US$315.7 million, which resulted in an expense of US$185.9 million in 2007 and a decrease to liabilities of US$129.8 million at the date of the release of the commitments in commercial contracts.

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

Interest expense.  Interest expense increased by 44.8 percent, from US$5.9 million in 2006 to US$8.6 million in 2007, due mainly to an increase in our indebtedness from US$10.6 million in 2006 to US$84.1 million in 2007, including (i) a new US$75 million bank loan obtained by us and (ii) a new US$9 million loan obtained by our wholly-owned subsidiary, Consorcio Energético de Huancavelica S.A.  See Notes 14 and 23 to the Financial Statements.

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

Provision for workers’ profit sharing, net.  Workers’ profit sharing expense increased by 39.2 percent from US$14.3 million in 2006 to US$19.9 million in 2007, due to an increase in our taxable income.  This amount is calculated by applying a percentage to the taxable income.

Provision for income tax, net.  Income tax expense decreased by 31.3 percent, from US$64.0 million in 2006 to US$44.0 million in 2007.  This increase was mainly due to decreased pre-tax income as a result of the release of commitments in commercial contracts and decreased non-deductible expenses, partially offset by a decrease in non-taxable income.  See “—Critical Accounting Estimates—Income Tax.”

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

Liquidity and Capital Resources

As of December 31, 2008, we had cash and cash equivalents of US$532.0 million, compared to US$302.9 million at December 31, 2007.

Cash provided by operating activities for the years ended December 31, 2008 and 2007. Net cash and cash equivalents provided by operating activities were US$150.5 million in 2008 compared to US$203.0 million in 2007.  The decrease in net cash flow provided by operating activities was mainly attributable to: a payment of US$517.1 million related to the release of commitments in commercial contracts during 2008; increased payments to suppliers and third parties, from US$202.1 million in 2007 to US$270.2 million in 2008, as a result of a corresponding increase in the operating activities of our mining units; increased payments to employees, from US$78.9 million in 2007 to US$111.1 million in 2008, due mainly to the workers’ profit sharing between our subsidiary, El Brocal, and us; increased expenses related to exploration activities, from US$75.1 million in 2007 to US$105.4 million in 2008; increased payments of royalties, from US$33.0 million in 2007 to US$41.4 million in 2008, as a result of increased royalty payments to the third parties, partially offset by a decrease in payments to the Peruvian government; and increased interest payments from US$5.8 million in 2007 to US$26.6 million in 2008, as a result of increased indebtedness incurred in 2008. These decreases were partially offset by the following: increased proceeds from sales, from US$722.9 million in 2007 to US$781.1 million in 2008; increased dividends received from Yanacocha and Cerro Verde, from US$159.0 million in 2007 to US$413.6 million in 2008; and decreased income tax payments from US$ 91.4 million in 2007 to US$41.4 million in 2008.

Cash provided by operating activities for the years ended December 31, 2007 and 2006. Net cash and cash equivalents provided by operating activities were US$203.0 million in 2007 compared to US$358.8 million in 2006.  The decrease in net cash flow provided by operating activities in 2007 compared with 2006 was mainly attributable to: a payment of US$315.7 million related to the release of commitments in commercial contracts during 2007; decreased dividends received from Yanacocha and Cerro Verde, from US$209.5 million in 2006 to US$159.0 million in 2007; decreased collection of royalties from Chaupiloma, owner of the mining concessions exploited by Yanacocha, from US$48.5 million in 2006 to US$34.0 million in 2007, due mainly to the decrease of the Yanacocha’s gold production; increased payments to suppliers and third parties, from US$160.4 million in 2006 to US$202.1 million in 2007, as a result of a corresponding increase in the operating activities of our mining units; increased income tax paid, from US$53.3 million in 2006 to US$91.4 million in 2007, as a result of increased earnings by Colquijirca and Chaupiloma; increased payments to employees, from US$49.3 million in 2006 to US$78.9 million in 2007, due mainly to the workers’ profit sharing between our subsidiary, Sociedad Minera El Brocal S.A.A., and us and the revaluation of the Peruvian Nuevo Sol against the U.S. dollar; increased payments of royalties, from US$22.7 million in 2006 to US$33.0 million in 2007, as a result of increased royalty payments to the Peruvian government and to the third parties; and increased interest payments from US$2.4 million in 2006 to US$5.8 million in 2007, as a result of the bank loans obtained by Consorcio Energético de Huancavelica S.A. and us.  These decreases were partially offset by the following: increased proceeds from sales, from US$497.9 million in 2006 to US$722.9 million in 2007; and the sale of our investment in Gold ETF participations for US$135.2 million in 2007.

Cash used in investment activities for the years ended December 31, 2008 and 2007.  Net cash and cash equivalents used in investing activities were US$54.1 million in 2007 compared to US$76.4 million in 2008.  The increase in net cash flow used in investing activities in 2008 compared with 2007 was mainly attributable to: increased disbursements for development activities from US$31.7 million in 2007 to US$42.0 million in 2008; and increased expenditures related to investment shares from US$1.6 million in 2007 to US$29.5 million in 2008, mainly related to the acquisition of additional equity in El Brocal and Cerro Verde. These decreases were partially offset by decreased time deposits; in 2007 we increased our time deposits by US$15.8 million while in 2008 we decreased time deposits by US$56.0 million.

Cash used in investment activities for the years ended December 31, 2007 and 2006.  Net cash and cash equivalents used in investing activities were US$54.1 million in 2007 compared to US$202.3 million in 2006.  The decrease in net cash flow used in investing activities in 2007 compared with 2006 was mainly attributable to: decreased payments in connection with time deposits deposited at banks from US$62.9 million in 2006 to US$15.8 million in 2007; collection of US$55.7 million related to the settlement of available-for-sale financial assets (including structured notes, fixed investment funds and variable investment funds), while in 2006 we had disbursements of US$40.3 million (including US$40.0 million related to acquisitions of structured notes, US$12.0 million related to acquisitions fixed investment funds, off-set by the settlement of variable investment funds by US$11.3 million); decreased expenditures related to investments shares from US$22.8 million in 2006, mainly related to the acquisition of a minority interest in Inversiones Mineras del Sur S.A., to US$1.6 million in 2007.  These decreases were partially offset by the following: increased expenditures on the purchase of property, plant and equipment from US$50.1 million in 2006 to US$61.6 million in 2007, mainly related to the construction of the fourth stage of the Antapite tailings deposit for US$9.2 million, the capacity increase in the Orcopampa No. 4 tailing deposit for US$5.6 million and the construction of a transmission line in Huacarama (Orcopampa) for US$3.9 million; and increased disbursements for development activities from US$24.1 million in 2006 to US$31.7 million in 2007, mainly related to increased exploration activities at our Orcopampa, Poracota and Uchucchacua mines.

Cash provided by (used in) financing activities for the years ended December 31, 2008 and 2007.  Net cash and cash equivalents provided by financing activities were US$155.0 million in 2008 compared to net cash used in financing activities of US$22.7 million in 2007.  The increase in net cash flow provided by financing activities in 2008 compared with 2007 was mainly attributable to: US$450 million in long-term debt incurred by us during 2008 and a decrease in the payment of dividends to shareholders from US$70.0 million in 2007 to US$50.9 million in 2008. This increase was partially offset by an increase in payments of dividends to minority interest shareholders, from US$26.2 million in 2007 to US$37.3 million in 2008, and payments to reduce our long-term debt of US$206.8 million in 2008, compared to US$1.5 million in 2007.

Cash provided by (used in) financing activities for the years ended December 31, 2007 and 2006.  Net cash and cash equivalents used in financing activities were US$22.7 million in 2007 compared to US$76.8 million in 2006.  The decrease in net cash flow used in financing activities in 2007 compared with 2006 was mainly attributable to: US$85.0 million in long-term debt incurred during 2007, including a US$10.0 million bank loan obtained by Consorcio Energetico de Huancavelica S.A. and a US$75.0 million bank loan obtained by us; decreased bank loans from a net borrowing of US$2.3 million loan in 2006 to a net payment of US$10 million in 2007 (composed of proceeds from bank loans of US$55.2 million and payments of bank loans of US$65.2 million); increased payment of dividends to shareholders from US$59.8 million in 2006 to US$70.0 million in 2007; increased payment of dividends to minority interest shareholders from US$19.1 million in 2006 to US$26.2 million in 2007.

Long-Term Debt

On February 20, 2008, we borrowed US$450.0 million pursuant to a syndicated Bridge Loan Credit Agreement, led by Banco de Credito del Peru, in order to finance the unwinding of our gold hedge book.

On May 21, 2008, in order to repay the US$450.0 million syndicated bridge loan, we borrowed US$450 million, referred to as the Syndicated Term Loan, under a new Term Loan Agreement, among us, as borrower, Condesa, as guarantor, Banco de Credito del Peru, as administrative agent and collateral agent, and the lenders party thereto.  Borrowings under the Syndicated Term Loan bear interest at a rate per annum equal to LIBOR plus 2.25%.  Interest and installments of principal equal to 1/20th of the aggregate principal amount borrowed are payable quarterly until maturity in May 2013 (on which date all amounts outstanding shall be payable). Obligations under the Syndicated Term Loan are guaranteed by Condesa, our wholly-owned subsidiary.  The term loan agreement governing the Syndicated Term Loan contains certain customary covenants and events of default.  See “Item 10. Additional Information—Material Contracts.”

In August, September and November 2008, we prepaid US$49.5 million, US$38.5 million and US$60.0 million, respectively, of the outstanding Syndicated Term Loan, in each case without prepayment penalties or charges.  As of December 31, 2008, approximately US$264.0 million remained outstanding under the Syndicated Term Loan.

The Syndicated Term Loan was initially secured by a pledge of our Common Shares held by Condesa.  On January 23, 2009, we and the lenders party to the Syndicated Term Loan executed a consent and amendment to release the pledged collateral.

Exploration Costs; Capital Expenditures

Total capital expenditures and exploration costs for 2009 and 2010 (excluding exploration costs at our principal mines, which are included as part of their cost of production) are estimated to be approximately US$110.0 million and US$110.0 million, respectively.  At Uchucchacua, our ongoing projects for this year include (i) the deepening of the master shaft in the Carmen mine from level 3,990 to level 3,990 and (ii) the construction of ramp 626 and the deepening of the Luz Shaft in the Socorro mine to reach level 3,990 from level 4,060.  At Orcopampa, our ongoing projects include (i) the deepening of the Nazareno shaft from level 3,290 to level 3,170 and (ii) the deepening of the Prometida Shaft to reach level 3,290. At Colquijirca, 2009 and 2010 projects include the expansion of the concentrator plant to 18,000 metric tons, or MT, per day.

During 2008 we spent approximately US$27.12 million on “greenfield” and US$18.69 in “brownfield” exploration-related investments in Peru.  Our “greenfield” investments focused on the following exploration projects: El Faique, La Zanja, Tantahuatay, Hualgayoc, Ccalla Arma, El Milagro, Titiminas, Huañacancha, Luishaja, Breapampa, Trapiche, Chucapaca and Argentina.  The 2008 exploration program was financed by internal funds as well as a US$6.7 million contribution by Newmont Peru S.R.L., Southern Copper Corporation, Gold Fields La Cima S.A., Minera Gold Fields Peru S.A. and Sumitomo Metal Mining Peru S.A.  Our “brownfield” investments focused on the following exploration projects in 2008: Mallay, Anamaray, Huamani Huayta Oeste, Orcopampa, Estela-Pampa Castilla, Ayamarca and Shila-Paula.  In 2009, we intend to invest US$16.88 million in the Mallay, Anamaray, Huamani Huayta Oeste, Estela-Pampa Castilla, Ayamarca, Orcopampa and Shila-Paula brownfield exploration projects.  We expect to invest between US$20.0 and US$25.0 million in the following greenfield exploration projects during 2009: Trapiche, Chucapaca, Breapampa, Hualgayoc, Ccalla Arma and El Faique.

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

Recent Accounting Pronouncements

U.S. GAAP

Fair Value Measurements.  In February 2008, FASB issued FASB Staff Position (FSP) No. FAS 157-2, which delays the effective date of SFAS No. 157 for nonfinancial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal years beginning after November 15, 2008, and interim periods within those years.

Business Combinations.  In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R) which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) is effective for business combinations for which the acquisition date is January 1, 2009 or later and is to be applied prospectively. Early adoption is prohibited.  The adoption of FAS 141R will have on impact on the Company´s financial statements depending on whether the Company enters into business combination transaction in the future.

Noncontrolling Interests in Consolidated Financial Statements. In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements ’ an amendment of ARB No. 51” (SFAS No. 160) ’ which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest, and the valuation of any retained no controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the no controlling owners.  SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009 with early adoption prohibited. This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests.  The adoption of FAS 160 will have on impact on the Company´s financial statements depending on wheter the Company enters into such transaction in the future.

Disclosures about Derivative Instruments and Hedging Activities. In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS No. 161 amends the disclosure requirements for derivative instruments and hedging activities contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS No. 161, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require disclosure for earlier periods presented for comparative purposes at initial adoption. The adoption of SFAS No. 161 will not affect significantly the Company’s accounting for derivative financial instruments; however, the Company is currently evaluating the impact on its related disclosures.

Interim Disclosures about Fair Value of Financial Instruments.  In April 2009, FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which provides enhanced guidance on an fair value disclosures . FSP No. FAS 107-1 and APB 28-1 requires that an entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position, as required by Statement 107.  Fair value information disclosed in the notes shall be presented together with the related carrying amount in a form that makes it clear whether the fair value and carrying amount represent assets or liabilities and how the carrying amount relates to what is reported in the statement of financial position.  This rule is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of FSP No. FAS 107-1 and APB 28-1 will not have a material impact on the Company´s 2008 financial reporting and disclosures .

Recognition and Presentation of Other-Than-Temporary Impairments. In April 2009, FASB issued FSP No. FAS 115-2, FAS 124-2 and EITF 99-20-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which provides enhanced guidance on recognition and presentation. FSP No. FAS 115-2, FAS 124-2 and EITF 99-20-2 requires to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis.

In addition, an entity shall disclose information for interim and annual periods that enables users of its financial statements to understand the types of available-for-sale and held-tomaturity debt and equity securities held, including information about investments in an unrealized loss position for which an other-than-temporary impairment has or has not been recognized. In addition, for interim and annual periods, an entity shall disclose information that enables users of financial statements to understand the reasons that a portion of an other-than-temporary impairment of a debt security was not recognized in earnings and the methodology and significant inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings. This rule is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of FSP No. FAS 115-2, FAS 124-2 and EITF 99-20-2 will not have a material impact on the Company´s 2008 financial reporting and disclosures but could affect the Company in the future.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. On April 9, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4 or the FSP). FSP 157-4 amends FASB Statement No. 157, Fair Value Measurements (Statement 157 or the Statement) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The FSP also provides additional guidance on circumstances that may indicate that a transaction is not orderly.  This rule is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of FSP No. FAS 157-4 will likely not have a material impact on the Company´s  2008 financial reporting and disclosures but will impact the Company in the future.

Peruvian GAAP

There were several International Financial Reporting Standards, or IFRS, and International Financial Reporting Interpretations Committee, or IFRIC, issued internationally and approved by the Peruvian Accounting Standards Board (the Consejo Normativo de Contabilidad, or CNC) to be applied in Peru starting from January 1, 2009. The standards that could affect us are the following:

IAS 32 “Financial Instruments – Presentation” (revised 2006), effective internationally for periods that begin on or after January 1, 2007.  Requires certain puttable financial instruments and obligations arising from liquidation to be classified as equity if certain criteria are met.

IFRS 7 “Financial Instruments – Disclosures”, effective internationally for periods that begin on or after January 1, 2007. The objective of this IFRS is to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, to understand the nature and extent of the risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

IFRS 8 “Operating Segments”, effective internationally for periods that begin on or after January 1, 2009.  This IFRS replaces IAS 14, “Segment Reporting” and establishes that reporting by segments must be done in accordance with "Management’s focus", meaning using the internal reporting formats used by Management for decision-making purposes.

We do not expect these changes to have a material effect on our consolidated financial statements.

The following standards, issued internationally as of December 31, 2008, could affect us, but have not yet been approved by the CNC:

IFRS 1 “First-time Adoption of the International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements” (revised), effective for periods that begin on or after January 1, 2009.  This change in IFRS 1 allows an entity to determine the cost of investment insubsidiaries, jointly -controlled entities, and associates in its first financial statements under the IFRS as of the date of transition to IFRS, using the cost determined in accordance with IAS 27,  or considering the previous GAAP carrying amount  as cost at the date of the transition to IFRS, or at the fair value in accordance with IAS 39.   These changes have no effect on the consolidated financial statements of the Company.

IAS 23 “Borrowing Costs” (revised) applies to borrowing costs incurred on qualifying assets for which the commencement date for capitalization is on or  after January 1, 2009. This standard removes the option of expensing all borrowing  and requires capitalization of the borrowing costs that are directly attributable to the acquisition, construction or production of qualified assets.

IFRS 3 “Business Combinations (Revised)” and IAS 27 "Consolidated and Separate Financial Statements (Revised)," become effective for financial years beginning on or after July 1, 2009.  IFRS 3 as revised introduces a number of changes in the accounting for businesses combinations occurring after this date that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. IAS 27 as revised requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. Therefore, such transactions will no longer give rise to goodwill, nor wil it give rise to a gain or loss. Furthermore the amended standar changes the accounting for losses incurred by the subsidiary as well as the loss of control o a subsidiary. Other consequential amendments were made to IAS 7 Statement of Cash Flows, IAS 12 Income Taxes, IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investment in Associates and IAS 31 Interest on Joint Ventures. The changes by IFRS 3 (Revised) and IAS 27 (Revised) will affect future acquisitions or loss of control and transactions with minority interests.

IFRS 2 “Share-based Payments (Revised),” effective for periods that begin on or after January 1, 2009.  This standard clarifies the definition of vesting conditions and cancellations.

IAS 1 “Presentation of Financial Statements (Revised),” effective for periods that begin on or after January 1, 2009.  When this standard is first applied, the disclosures must be made for all comparative periods presented.  This standard requires the grouping of information in the financial statements based on common characteristics and the presentation of a comprehensive income statement.  This standard allows presentation of the income and expense captions, as also comprehensive other income in a comprehensive income statement or, alternatively, presenting two separate statements (a statement of income and a comprehensive income statement).  The names of some financial statements have been changed to clarify their purpose.

IAS 32 “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation (Amendments),” effective for periods that begin on or after January 1, 2009.  This amendment establishes a series of changes with respect to the classification of certain financial instruments as equity or liability, and increase the disclosure requirements for these instruments. In addition, it requires additional disclosures for negotiable instruments classified as equity.

IAS 39 “Financial instruments: Recognition and Measurement – Eligible Hedged Items (Amendment),” effective for periods that begin on or after July 1, 2009.  This amendment addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. This standard clarifies that an entity may designate  the changes in fair value or  cash flows  related to a one-sided risk as the hedged item in an effective relationship.   The standard further clarifies that an inflationary element can be designated as a separable risk, if it is a contractually specified  cash flow.

Our management is currently analyzing the impact that those standards and interpretations not yet approved by the CNC will have on our operations when such standards are approved for application in Peru.

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 and the related notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP and in U.S. Dollars.

Operating Results

Overview

Yanacocha, the largest gold producer in South America, was established in Peru in January 1992, and commenced production activities in August 1993.  Yanacocha’s operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 900 kilometers north of Lima and north of the City of Cajamarca, at an altitude of 4,000 meters above sea level.  Yanacocha is 51.35 percent owned by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru S.R.L.  See “Item 4.  Information on the Company—Yanacocha—Management of Yanacocha—General Manager/Management Agreement.”  On October 31, 1999, pursuant to a public deed, Yanacocha changed its legal structure from a corporation to a partnership, changing its name from “Minera Yanacocha S.A.” to “Minera Yanacocha S.R.L.”  As a result, Yanacocha (i) cannot have more than 20 partners; (ii) has its capital stock is represented in participations; (iii) is not required to maintain a legal reserve (see Note 16 to the Yanacocha Financial Statements); and (iv) will not receive a different income tax treatment under Peruvian law than it did as a corporation.

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2008	2007	2006
Gold Sales (in thousands of US$)	1,612,618	1,093,347	1,543,212
Gold sold (oz.)	1,842,599	1,564,614	2,572,298
Average gold price received (US$/oz.)	875	699	600

Costs applicable to sales (US$/oz.)	358	324	201

Other expenses(in thousands of US$)	83,424	80,941	60,790
Net income (in thousands of US$)	476,462	221,489	525,448
Dividends paid (in thousands of US$)	590,000	100,000	480,000

Gold sales. Gold sales increased by 47.5 percent, or US$519.3 million, from 2007 to 2008, due principally to an 18 percent increase in the volume of gold sold, as a consequence of the higher level of gold produced, and the higher realized average price, which increased from US$699 per ounce in 2007 to US$875 per ounce in 2008.  Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales.  Costs applicable to sales increased by 30.3 percent from 2007 to 2008 due primarily to higher operating costs, mainly attributed to: (i) higher diesel expense, (ii) higher emulsion and nitrate consumption due to higher presence of water in blasting areas, (iii) increased electricity used in blasting and milling, (iv) higher grinding balls consumption due to the commencement of operations at the Yanacocha gold mill facility, (v) higher labor expenses for salary and bonus increases (vi) increased capitalized costs in leach pad and precious metal inventories, (vii) higher royalties and (viii) increased workers’ profit participation expenses as a consequence of higher gold sales revenues; partially offset by higher by-product credit sales due to increased silver sales as a result of higher silver production and higher average realized price. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian GAAP, (iii) royalties of 3 percent of the quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transportation costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses, (vi) accretion costs related to asset retirement obligations and (vii) other costs.

Other expenses.  Other expenses increased by 3.1 percent, or US$2.5 million, from 2007 to 2008, mainly related with higher voluntary contribution of US$8.8 million and higher expenses related to community development and external affairs of US$11.4 million due to new projects to improve Yanacocha’s relationship with the communities of Cajamarca; partially offset by the reimbursement of US$14.4 million by insurance companies related to related legal fees and expenses arising from the Choropampa mercury spill litigation.

Income tax. Yanacocha’s financial and operating results were impacted by a tax expense of US$196 million in 2008, as compared to US$107.0 million in 2007, which reflects its increased profitability mainly due to higher gold sales revenues as a consequence of an increase in gold production and higher realized average price.

Dividends.  During the year ended December 31, 2008, Yanacocha paid cumulative dividends of US$590 million to partners and did not reserve any money related to reinvestment programs.

Forward-looking statements.  Certain key factors will affect Yanacocha’s future financial and operating results.  These include, but are not limited to fluctuations in the price of gold.  Yanacocha expects 2009 gold sales to be 1.9 million ounces at costs applicable to sales of approximately US$315 per ounce.  Sales from 2010 through 2013 are expected to average approximately 1.44 million ounces at costs applicable to sales of approximately US$437 per ounce, with actual gold sales and costs being determined by, among other factors, further mine plan optimization efforts, the discovery and development of additional oxide deposits, and the development of Conga, which is currently deferred.

Critical Accounting Policies

Yanacocha has furnished us with a discussion of its critical accounting policies or methods used in the preparation of its financial statements.  Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions.  Note 2 to the Yanacocha Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Yanacocha Financial Statements.  The following is a brief discussion of the identified critical accounting policies and the estimates and judgments made by Yanacocha.

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

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time.  Historically, Yanacocha’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads.  As of December 31, 2008, the weighted-average cost per recoverable ounce of gold on leach pads was US$370 per ounce (unaudited).  Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.  Based on current mine plans excluding any Minas Conga production, Yanacocha expects to place the last ton of ore on its leach pads in 2015.  Including the estimated time required for residual leaching, rinsing and reclamation activities, Yanacocha expects that its leaching operations will terminate within approximately six years following the date that the last ton of ore is placed on the leach pad.

The current portion of leach pads is determined based on estimates of the quantities of gold at the balance sheet date that is expected to be recovered during the next twelve months.

In-process Inventory.

In-process inventories represent materials that are currently in the process of being converted to a saleable product.  Yanacocha’s conversion process is leach in-circuit and mill in-circuit.  In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants.  In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

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

Results of Operations for the Twelve Months Ended December 31, 2008 and 2007

Sales

Sales increased by 47.5 percent from US$1,093.3 million in 2007 to US$1,612.6 million in 2008, due primarily to an 18 percent increase in the volume of gold sold, as a consequence of the higher level of gold production, and a higher average realized price, which increased from US$699 per ounce in 2007 to US$875 per ounce in 2008. Production by mine was as follows:

Mine	2008	2007
	(ounces)
Cerro Yanacocha	701,063	566,006
Carachugo	400,452	307,867
Maqui Maqui	32,550	21,460
La Quinua	676,273	668,336
Total	1,810,338	1,563,669

The increase of gold produced in 2008 as compared to 2007 was mainly attributable to an increase in the volume of leach and mill tons placed, 92.6 million dry metric tons for the year ended December 31, 2008 as compared to 89.7 million dry metric tons for the year ended December 31, 2007, a lower waste to ore ratio, which was 1.05 grams per ton for the year ended December 31, 2008 as compared to 1.11 grams per ton for the year ended December 31, 2007, and higher placed ore grade, which was 0.71 grams per ton for the year ended December 31, 2008 as compared to 0.65 grams per ton for the year ended December 31, 2007.

Costs applicable to sales

Costs applicable to sales increased by 30.3 percent from US$506.3 million in 2007 to US$659.9 million in 2008 due primarily to higher operating costs, mainly attributed to: (i) higher diesel expense, (ii) higher emulsion and nitrate consumption due to the higher presence of water in blasting areas, (iii) increased electricity used in blasting and milling, (iv) higher grinding balls consumption due to the commencement of operations at the Yanacocha gold mill facility, (v) higher labor expenses due to salary and bonus increases, (vi) increased capitalized costs in leach pad and precious metal inventories and (vii) higher royalties and increased workers’ profit participation expenses as a consequence of higher gold sales revenues; partially offset by higher by-product metal sales credit due to increased silver sales as a result of higher silver production and higher average realized price.  Costs applicable to sales per ounce of gold increased by 10.5 percent from US$324 in 2007 to US$358 in 2008, primarily as a result of a higher operating cost per ounce of US$323 in 2008 as compared to US$308 in 2007, a higher royalty expense per ounce of US$26 in 2008 as compared to US$22 in 2007 and a higher workers’ profit participation expense per ounce of US$34 in 2008 as compared to US$20 in 2007.  These costs were partially offset by a higher by-product metal sales credit per ounce of US$27 in 2008 as compared to US$22 in 2007, due to an increase in the volume of silver sold and the higher average realized price of silver.

Operating costs increased by 23.6 percent from US$481.5 million in 2007 to US$595.4 million in 2008.  Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs, which increased in 2008 primarily as a result of an increase in fuel price from an average of US$2.76 per gallon in 2007 to US$3.13 per gallon in 2008.  Additional increases in operating costs resulted from the greater consumption of critical items such as drills, nitrate, tires, electricity, grinding balls, cyanide and lime (from increased tonnage mined and treated), higher personnel costs as a result of hiring new employees (as part of the self performance program) and greater expenses on donations and charitable contributions as a part of the social responsibility plan.

Royalty expense was US$48.6 million in 2008 as compared to US$34.0 million in 2007.  The increase in the royalty expense paid to Chaupiloma, which equals 3 percent of Yanacocha’s net sales, was directly related to the increase in Yanacocha’s sales revenues.

Workers’ profit participation increased by 82 percent, from US$33.6 million in 2007 to US$61.0 million in 2008.  The increase in workers’ profit participation expense is directly related to the increase of Yanacocha’s taxable net income. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation.  See “Item 4.  Information on the Company—Yanacocha—Employees.”

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased by 6.3 percent from US$159.1 million in 2007 to US$169.1 million in 2008.  This increase was attributable principally to the depreciation of the Yanacocha gold mill facility, partially offset by lower depreciation of some of Yanacocha’s older assets (e.g., leach pads, machinery, etc.) that were already fully depreciated.

Exploration Expenses

Exploration costs decreased slightly by 0.3 percent from US$28.2 million in 2007 to US$28.2 million in 2008.  This decrease was attributable principally to lower advanced projects related to the Chaquicocha Sulfides project and lower perforation works in the Yanacocha district; partially offset by higher expenses related to a sulfide development program.

Other expenses

Other expenses increased by 3.1 percent, or US$2.5 million, from 2007 to 2008, mainly related with higher voluntary contribution of US$8.8 million and higher expenses related to community development and external affairs of US$11.4 million due to new projects to improve Yanacocha’s relationship with the communities of Cajamarca; partially offset by the reimbursement of US$14.4 million by insurance companies related to related legal fees and expenses arising from the Choropampa mercury spill litigation.

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

In 1998, the Peruvian government issued additional regulations regarding the calculation of the workers participation, which limited to 18 monthly salaries the total amount to which each employee is entitled.  However, there is a difference between the law and the regulations with regard to the criteria for the calculation.  Yanacocha followed the criteria established by the law in determining the amount to be paid to its employees since 1998.  As of December 31, 2006, Yanacocha recorded a charge of US$14.9 million to cover any payment derived from the different criteria established to make these payments in accordance with both the law and the regulations.  In August 2007, the court reached an arbitration decision confirming that Yanacocha had overpaid FONDO-EMPLEO and the regional government.  Although this is a final decision and cannot be appealed, it is not binding on the regional government.  Yanacocha’s legal department, based on its best estimate, believes that it can recover a maximum of US$3.9 million of the US$5.3 million paid in excess to FONDO-EMPLEO.  The remaining balance was charged to “Other expense, net.” As of December 31, 2008, Yanacocha had recovered US$2.3 million from FONDO-EMPLEO.  In September 2007, Yanacocha paid the balance of US$21.8 million (including interest) owed to employees, which exceeded the original amount accrued of US$6.9 million.  The additional amount mostly relates to interest paid by Yanacocha to employees.

Interest expense and other income

Interest expense and other income decreased by 71.3 percent from US$12.7 million in 2007 to US$3.6 million in 2008.  This decrease was attributable principally to lower capitalized interest resulting from the capitalization of projects, especially the Yanacocha gold mill facility, and lower interest income related to lower interest rates for bank accounts.

Income tax provision

The increase in income tax provision was directly related to Yanacocha’s increase in taxable income.  The net effective tax rate was 29.2 percent in 2008 compared to 32.6 percent in 2007.  The statutory rate for both years was a weighted average of 30 percent.  The factors that most significantly impacted Yanacocha’s net effective tax rate were related to non-deductible expenses and penalties.

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

Net Income

As a consequence of the foregoing, net income increased by 115.1 percent, or US$255.0 million, from US$221.5 million in 2007 to US$476.5 million in 2008.  As a percentage of sales, net income increased from 20 percent in 2007 to 30 percent in 2008.

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

Costs applicable to sales

Costs applicable to sales decreased by 2 percent from US$515.9 million in 2006 to US$506.3 million in 2007 due primarily to higher operating costs, mainly attributed to: (i) higher diesel expense, (ii) higher emulsion and nitrate consumption due to the higher presence of water in blasting areas, (iii) increased electricity used in blasting, (iv) higher labor expenses due to salary and bonus increases and (v) increased capitalized costs in leach pad and precious metal inventories; and due to a US$12.8 million net realizable value adjustment recorded in June 2007; partially offset by lower royalties and decreased workers’ profit participation expenses as a consequence of lower gold sales revenues.  Costs applicable to sales per ounce of gold increased by 61 percent from US$201 in 2006 to US$324 in 2007, primarily as a result of a higher operating cost per ounce of US$308 in 2007 as compared to US$189 in 2006, a higher royalty expense per ounce of US$22 in 2007 as compared to US$19 in 2006 and a higher accretion cost per ounce of US$6 in 2007 as compared to US$3 in 2006.  These costs were partially offset by lower employee profit-sharing costs per ounce of US$21 in 2007 as compared to US$30 in 2006 and a higher by-product metal sales credit per ounce of US$22 as compared to US$16 in 2006, due to an increase in the price of silver.

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

Other expenses

Other expenses decreased by 26 percent from US$108.7 million in 2006 to US$80.9 million in 2007, due mainly to less accruals related with: (i) negotiated payment (voluntary contribution) of US$12.2 million, as a consequence of lower gold sales revenues, (ii) 1997-2005 workers’ profit participation of US$13.3 million and (iii) La Quinua leach pad failure repair of US$8.9 million; partially offset by US$2.0 million recorded in 2007 related to a contractor bankruptcy.

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

Liquidity and Capital Resources

As of December 31, 2008, Yanacocha had cash and cash equivalents of US$157.5 million, substantially all of which were held in U.S. Dollars, as compared to US$288.4 million as of December 31, 2007.

Cash provided by operating activities

Yanacocha’s operations generated a net cash flow of US$744.5 million in 2008, US$269.0 million in 2007 and US$637.2 million in 2006.  The increase in net cash flow provided by operating activities in 2008 was mainly due to higher sales revenues due to an increase in the volume of gold sold and higher average realized price during 2008, lower payments to vendors, higher VAT refunded and higher accrual of other liabilities, including income tax, workers’ participation expense and voluntary contribution. The decrease in net cash flow provided by operating activities in 2007 was mainly due to lower gold sales revenues due to a decrease in the volumes of gold sold during 2007, lower depletion, depreciation and amortization expenses and lower tax pre-payments.

Cash used in investing activities

Net cash used in investing activities was US$251.3 million in 2008, US$250.2 million in 2007 and US$268.4 million in 2006.  In 2008, Yanacocha’s investing activities consisted primarily of US$34.9 million for the Yanacocha gold mill facility, US$29.3 million for the Conga project, US$26.7 million for engineering the east acid water treatment plant, US$20.7 million for waterways and irrigation channels acquired from the Quishuar, Encajón-Collotán and La Shacsha communities, US$14.1 million for the construction of an alternate road to the coast of Peru, US$12.9 million for the purchase of high altitude mining trucks, US$13.0 million for the foundation of the San Jose Reservoir trust, US$6.5 million for the construction of the reverse osmosis plant for excess water treatment at Pampa Larga, and US$27.2 million, US$13.7 million and US$6.7 million for the leach pad expansions at La Quinua (stage 7), Carachugo (stage 11) and Yanacocha (stage 6), respectively.  In 2007, Yanacocha’s investing activities consisted primarily of US$139.3 million for the Yanacocha gold mill facility, US$12.4 million for the Conga project, US$26.4 million for the purchase of high altitude mining trucks, US$7.6 million for the construction of an alternate road to the coast of Peru, US$5.2 million for waterways and irrigation channels acquired from the Quishuar and Encajón communities, US$11.5 million for the Yanacocha 5A leach pad expansion and US$18.6 million for the Carachugo (stages 10 and 11) leach pad expansion.  Investing activities in 2006 consisted primarily of US$157.8 million for mine and leach pad expansions of Carachugo (stage 10) and La Quinua (stage 6), US$9.3 million for environmental site and regional water management projects, US$11.9 million for mining equipment, US$44.8 million for the Yanacocha Gold Mill Facility, US$11.1 million for the Conga Project and US$32.7 million for work related to other ongoing expansions.

Cash used in financing activities

Net cash used in financing activities was US$624.0 million in 2008, US$110.4 million in 2007 and US$284.4 million in 2006.  In 2008, financing activities consisted principally of US$590 million of dividends distributed to partners and US$24.9 million of debt payments.  In 2007, financing activities consisted principally of US$100 million of dividends distributed to partners and US$10.3 million of debt repayments.  Financing activities in 2006 consisted primarily of dividends of US$480 million distributed to partners, partially offset by proceeds received from debt of US$200 million.

Exploration Costs; Capital Expenditures

Exploration

Yanacocha’s basic and advanced exploration costs during the period from 1992 through 2008 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from Yanacocha’s Receivables Securitization.  See Note 11 to the Yanacocha Financial Statements.  During 2006, 2007 and 2008, Yanacocha incurred US$32.3 million, US$28.2 million and US$28.1 million, respectively, in exploration costs.  During 2009, Yanacocha plans to spend approximately US$18.0 million on exploration, which will be expensed, and an additional US$2.5 million for delineation activities for ore bodies that are currently classified as reserves, which will be capitalized.  This budgeted amount will be expended mainly on the Cerro Yanacocha, La Quinua and Minas Conga deposits along with an extensive exploration program in Yanacocha’s properties.  See “Item 4.  Information on the Company—Yanacocha—Exploration.”

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2008 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from Yanacocha’s Receivables Securitization (see Note 11 to the Yanacocha Financial Statements).  Such capital expenditures have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha and the expansion of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations.  Yanacocha’s capital expenditures from its formation through December 31, 2008 totaled approximately US$2,660.9 million.  Yanacocha anticipates that its capital expenditures for 2009 will be approximately US$147.9 million, in connection with the completion of the leach pad expansion at Carachugo (stage 11) and La Quinua (stage 7), additional engineering at the east acid water treatment plant, the construction of a reverse osmosis plant for excess water treatment at Pampa Larga, the continuation of the Minas Conga project, the development of the Chaquicocha deposit, the construction of an alternate road to the coast of Peru and the acquisition of real property, heavy mining equipment and other miscellaneous mining equipment.

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

Operating Results

Overview

We hold a 19.05 percent interest in Cerro Verde, which operates an open-pit and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976. The Cerro Verde mine is a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant copper minerals are brochantite, chrysocolla, malachite and copper “pitch”. Chalcocite and covellite are the most important secondary copper sulfide minerals. Chalcopyrite and molybdenite are the dominant prymary sulfides.

Cerro Verde’s current operations consist of an open-pit copper mine and SX/EW leaching facilities.  Leach-copper production is derived from a 39,000 metric ton-per-day crushed leach facility and a ROM leach system.  This leaching operation has a capacity of approximately 200 million pounds of copper per year.  A new 108,000 metric ton-per-day concentrator was completed in late 2006, and processing of sulfide ore began in the fourth quarter of 2006.  Annual production between 2009 and 2011 is expected to range from 551 to 680 million pounds of copper per year, of which 105 to 130 million pounds would be our equity share of production, and one to six million pounds of molybdenum per year.

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

Critical Accounting Policies

Cerro Verde has furnished us with a discussion of its critical accounting policies or methods used in the preparation of its financial statements.  Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions.  Note 2 to the Cerro Verde Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Cerro Verde Financial Statements.  The following is a brief discussion of the identified critical accounting policies and the estimates and judgments made by Cerro Verde.

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

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of Cerro Verde’s management.  Ore reserve estimates are based upon engineering evaluations of samplings of drill holes.  The estimates of recoverable proven and probable reserves are prepared by the employees of Cerro Verde, and majority of these estimates are reviewed and verified by independent experts in mining, geology and reserve determination.  At December 31, 2008, recoverable reserves included 21 billion pounds of copper.  These estimates involve assumptions regarding future copper prices, the geology of Cerro Verde mine, the mining methods that Cerro Verde uses and the related costs it incurs to develop and mine the reserves.  Changes in these assumptions could result in material adjustment to Cerro Verde’s reserve estimates, which could result in changes to depreciation, depletion and amortization expense in future periods, with corresponding adjustments to net income.

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

Inpairment of long-lived assets

Cerro Verde evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. During the fourth quarter of 2008, Cerro Verde concluded that the current economic environment and the significant declines in copper prices represented significant adverse changes in its business, which required Cerro Verde to evaluate its long-lived assets for impairment as of December 31, 2008, under the procedures established by IAS 36 – “Impairment of Assets.”

Cerro Verde’s asset impairment evaluations required it to make several assumptions in determining estimates of future cash flows to determine fair value of its individual mining operations, including near and long-term metal price assumptions, estimates of commodity-based and other input costsm, proven and probable reserves estimates, including any costs to develop the reserves and the timing of producing the reserves, and use of the appropriate discount rate. Cerro Verde’s December 31, 2008 impairment evaluation was based on price assumptions reflecting prevailing metals prices for three years.  As a result of the evaluation of the value in use of our long-lived assets, Cerro Verde determined that it was not required to record a loss due to the impairment of its long-lived assets.

Cerro Verde believes events that could result in additional impairment of its long-lived assets include, but are not limited to, (i) decreases in future metal prices, (ii) decrease in estimated recoverable proven and probable reserves and (iii) any event that might otherwise have a material effect on mine site production levels or costs. Refer to Note 11 to the Financial Statements for further discussion.

Results of Operations for the Twelve Months Ended December 31, 2008 and 2007

Net sales.  Net sales increased by 2.3% percent, from US$1,794.6 million in 2007 to US$1,835.9 million in 2008, principally due to an increase in the volume of copper and molybdenum sold, partially offset by a decrease in the average realized price of copper.  The following tables reflect the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007		2008		Variation
Average price
Copper (US$/MT)	US$	6,743	US$	5,557	-21.3%

Volume sold
Copper (MT)		266,132		322,908	17.6%

Average realized copper prices per metric ton decreased from US$6,743 in 2007 to US$5,557 in 2008.  The volume of copper sold increased from 266,132 metric ton in 2007 to 322,908 metric ton in 2008, mainly due to the increase in the volume of copper concentrates sold.  The combined effect of these changes resulted in a US$41.3 million decrease in income from sales of copper in 2008 compared to 2007.

Total costs of sales.  Total costs of sales increased by 42.7 percent, from US$418.1 million in 2007 to US$596.7 million in 2008, due to the following:

(a) Material and supplies consumption costs increased by 50.5 percent from US$174.1 million in 2007 to US$262.1 million in 2008, primarily related to an increase in the utilization of materials, supplies and spare parts and higher maintenance costs for Cerro Verde’s concentrator plant.

(b) Depreciation and amortization costs decreased by 10.73 percent from US$90.4 million in 2007 to US$80.7 million in 2008, due principally to the US$13 million write-off of mine development costs in 2007, partially offset by major depreciation and amortization charges in 2008.

(c) Energy costs increased by 14.3 percent from US$45.3 million in 2007 to US$51.8   million in 2008, mainly due to increased electricity consumed in the crushing process and increases in the price of electricity during 2008.

(d) Labor costs increased by 68.98 percent from US$40.3 million in 2007 to US$68.1 million in 2008, due mainly to an increase in the number of employees at Cerro Verde and the payment of a bonus in accordance with the union agreement negotiated with the Sindicato Unico de Trabadores de Sociedad Minera Cerro Verde in September 2008.

Total operating expenses.  Operating expenses increased by 30.4 percent from US$105.5 million in 2007 to US$137.6 million in 2008, due to changes in the following components:

(a) Selling expenses increased by 43.6 percent from US$54.4 million in 2007 to US$78.1 million in 2007, due mainly to increased ocean freight expenses incurred as a result of the increased volume of copper concentrate sold during 2008; and

(b) Other operating expenses increased by 1,145.8 percent from US$2.4 million in 2007 to US$29.9 million in 2008 principally due to a provision related to the construction of a water treatment plant in Arequipa for US$25.8 million during 2008; partially offset by

(c) Negotiated payment (voluntary contribution) expense decreased by 39.4 percent from US$48.7 million in 2007 to US$29.5 million in 2008.  In 2007 Cerro Verde recorded a total contribution of US$48.7 million, which included US$16.7 million for 2006 and US$32.0 million for 2007, respectively.  Cerro Verde recorded an expense of US$29.5 million related to voluntary contribution for 2008.

Operating income.  As a result of the foregoing, operating income decreased by 13.3 percent, from US$1,270.9 million in 2007 to US$1,101.5 million in 2008.

Financial income.  Financial income decreased by 38.9 percent from US$33.2 million in 2007 to US$20.3 million in 2008, primarily related to decreased investment of excess cash from operations in marketable securities.  As of December 31, 2008 and 2007, these investments amounted to US$460.1 million and US$627.3 million, respectively.

Financial expense.  Financial expense decreased by 66.1 percent from US$23.3 million in 2007 to US$7.9 million in 2008, mainly due to the prepayment of all of Cerro Verde’s outstanding corporate bonds in September 2008.  As of December 31, 2008 Cerro Verde had no outstanding indebtedness.

Workers’ profit sharing.  Workers’ profit sharing expense decreased by 17.22 percent from US$106.8 million in 2007 to US$88.4 million in 2008.  The decrease in workers’ profit sharing was due to Cerro Verde’s decrease in net income.

Income tax.  Income tax expense decreased by 17.4 percent from an expense of US$368.8 million in 2007 to an expense of US$304.8 million in 2008.

In 2004, Cerro Verde signed an Agreement of Guarantees and Measures to Promote Investment with the Government of Peru, under the Peruvian General Mining Law.  Upon the approval of the agreement, Cerro Verde is subject to the tax in force at May 6, 1996.  Cerro Verde has tax stability for a period of fifteen years counted from January 1, 1999.  Pursuant to Supreme Decree No. 07-94-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase Cerro Verde’s productivity.  This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the MEM.  Under the terms of this reinvestment program, Cerro Verde reinvested an aggregate of approximately US$800 million of its earnings during 2005, 2006 and 2007.  To date, the information presented to the Ministry of Energy and Mines is currently under evaluation and Cerro Verde’s management expects it to be approved during 2009, after which in accordance with Peruvian law, the restricted earnings will be capitalized.

Net income.  As a result of the foregoing, net income decreased by 10.7 percent from US$804.6 million in 2007 to US$718.4 million in 2008.  As a percentage of net sales, net income was 39.1 percent in 2008, compared with 44.9 percent in 2007.

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

Financial income.  Financial income increased by 204.6 percent from US$10.9 million in 2006 to US$33.2 million in 2007, primarily related to increased investment of excess cash from operations in marketable securities.  As of December 31, 2007 and 2006, these investments amounted to US$627.3 million and US$340.2 million, respectively.

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

Liquidity and Capital Resources

As of December 31, 2008, Cerro Verde had cash and cash equivalents of US$481.7 million, compared to US$630.4 million at December 31, 2007.

Cash provided by operating activities for the years ended December 31, 2008 and 2007. Net cash and cash equivalents provided by operating activities were US$903.9 million in 2008 and US$1,118.6 million in 2007.  The decrease in net cash flow provided by operating activities in 2008 compared with 2007 was mainly attributable to the following factors: increased collections from customers, from US$1,647.7 million in 2007 to US$1,797.4 million in 2008; offset by increased payments to suppliers and third parties, from US$374 million in 2007 to US$608.5 million in 2008; increased payments to personnel, from US$82.2 million in 2007 to US$162.4 million in 2008; increased payments of other expenses due to contributions in favor of local government from US$2.4 million in 2007 to US$97.4 million in 2008; increased payments of income tax, from US$138.9 million in 2007 to US$393.1 million in 2008 due to final tax payments of 2007 realized in 2008 for approximately US$129.6 million.

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

Cash used in investing activities.  Net cash and cash equivalents used in investing activities were US$133.7 million in 2008, US$99.8 million in 2007 and US$559.9 million in 2006.

Cash used in investing activities for the years ended December 31, 2008 and 2007.  Net cash used in investing activities increased from US$99.9 million in 2007 to US$133.8 million in 2008, mainly due increased purchases of property, plant and equipment, as well as to the extension of drainage, filtering and development systems for leachpad numer one.

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

Cash provided by (used in) financing activities.  Net cash and cash equivalents used by financing activities were US$918.8 million in 2008 and net cash and cash equivalents provided by financing activities were US$743.2 million in 2007 and US$182 million in 2006.

Cash provided by financing activities for the years ended December 31, 2008 and 2007.  The increase in net cash flow provided by financing activities in 2008 compared with 2007 was mainly attributable to a US$220 million increase in dividend payments, partially offset by US$44.5 million payments of financial obligations.

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

Long-term Debt

In February 2005, the board of directors of Cerro Verde approved an approximately US$850 million expansion and financing of the Cerro Verde mine.  On September 30, 2005, Cerro Verde obtained, debt-financing facilities in an overall amount of US$450 million, including US$90 million through an offering of corporate bonds.  The cash invested by us and Sumitomo Metal Mining Co. and Ltd. and Sumitomo Corporation in connection with the capital increase financed approximately US$420 million of the expansion for the year ended December 31, 2006.

Effective on January 17, 2007 Cerro Verde terminated its commitments with each lender under its credit facilities. In addition, Cerro Verde redeemed all of its outstanding bonds for US$74.6 million, including principal and interest, during 2008.  As of May 31, 2009, Cerro Verde had no debt outstanding.

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

Tabular Disclosure of Contractual Obligations

Our Contractual Obligations

The following table shows our contractual obligations as of December 31, 2008:

		Payments due by Period (US$ in millions)
		Less than or equal to	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-Term Debt	327.3	98.2	140.2	88.9	-
Provision for closure of mining units and exploration projects	83.4	12.9	33.8	13.0	23.7
Total Contractual Cash Obligations	410.7	111.1	174.0	101.9	23.7

As of December 31, 2008, we had no other commercial commitments.

Yanacocha’s Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2008:

		Payments due by Period (US$ in millions)
		Less than or equal to	1-3	4-5	After 5
	Total	year	years	years	years
Long-Term Debt	175.9	13.8	51.6	59.6	50.9
Capital Lease Obligations	29.7	13.5	16.2	–	–
Reclamation and Remediation Liability	181.1	7.1	9.5	14.1	150.4
Open Purchase Orders	140.8	140.8	–	–	–
Other Long-Term Obligations (*)	2.1	2.1	–	–	–

Total Contractual Cash Obligations	529.6	177.3	77.3	73.7	201.3

(*)      Other long-term contracts include deferred workers compensation obligations, power and fuel supply contract commitments and fuel and inventory obligations.

Cerro Verde’s Contractual Obligations

The following table shows Cerro Verde´s contractual obligations as of December 31, 2008:

		Payments due by Period (US$ in millions)
		Less than or equal to	1-3	4-5	After 5
	Total	1 year	years	years	years
Provision for remediation and mine closure	16.9	-	-	-	16.9

Total Contractual Cash Obligations	16.9	-	-	-	16.9

ITEM 6.         Directors, Senior Management and Employees

Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law.  Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors.  The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting for a three year term.  The last election took place on March 27, 2008, and the next election is scheduled for March 2011.  See “Item 10.  Additional Information—Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Alberto Benavides(1)	88	Chairman of the Board	1980	March 2011
Norman Anderson	78	Director	1994	March 2011
Luis Coleridge	72	Director	2000	March 2011
Aubrey Laurence Paverd	70	Director	2002	March 2011
Felipe Ortiz-de-Zevallos	61	Director	2003	March 2011
Roque Benavides(2)	54	Director	2004	March 2011
Germán Suárez(3)	67	Director	2005	March 2011

Executive Officers
Roque Benavides(1)	54	President and Chief Executive Officer	2001
Carlos E. Gálvez	56	Vice President and Chief Financial Officer	2001
Raúl Benavides(1)	53	Business Development Vice President	1997
Alejandro Hermoza	47	Vice President Community Relations	2008
Francois Muths	57	Operations Vice President	2007
César E. Vidal	54	Explorations Vice President	1996
José Miguel Morales(1)	63	General Counsel	1970
Alejandro Hermoza	47	Vice President Community Relations	2008
Carlos Humberto Rodríguez	64	Comptroller	1984

(1)	Alberto Benavides de la Quintana is the father of Roque Benavides Ganoza and Raúl Benavides Ganoza, the father-in-law of José Miguel Morales Dasso and the brother of Jorge Benavides de la Quintana.
(2)	Roque Benavides Ganoza replaced Jorge Benavides de la Quintana, who was a Director until July 2004
(3)	Germán Suárez replaced Carlos Plenge Washburn, who was a Director until March 2005.

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

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee.  Mr. Ortiz-de-Zevallos has been a director since August 2003.  He was President of the Universidad del Pacifico de Lima from 2004 to 2006 and is the founder and chairman of the Board of Groupo APOYO since 1977.  Mr. Ortiz-de-Zevallos received a degree in Industrial Engineering from The National University of Engineering in 1968, received an M.S. in Administration and System Analysis from the University of Rochester in 1970 and completed the Owner/President Management program at Harvard Business School in 1996.  He was the Peruvian ambassador to the United States of America from 2006 to March 2009.

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

German Suárez, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee.  Mr. Suárez has been a director since March 2005.  Mr. Suárez is an economist who was employed by the Central Bank from 1964 to 1990.  From 1979 to 1980, he worked at the International Monetary Fund, or IMF, representing Peru, and from 1981 to 1990 he was in charge of different posts at the Ministry of Economy and Finance.  Mr. Suárez served as Chairman of Banco de la Nacion from 1990 to 1992 and Chairman of the Central Bank of Peru from 1992 to 2001.  He was a member of the board of directors at Bladex, Extebandes and Arlabank, Latin American Reserves Fund, Credicorp Ltd. and Banco de Credito del Peru.  From 1993 to 2001, Mr. Suárez served as Governor of the IMF and Alternate Governor of the Inter-American Development.  For the period from 2000 to 2001, Mr. Suárez was elected Chairman of the G-24 (IMF-World Bank).  Mr. Suárez graduated from UNMSM with a B.S. in Economics in 1965 and received an M.A. in Economics from Columbia University in 1969.

Carlos E. Gálvez, Vice President and Chief Financial Officer.  Mr. Gálvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer.  He served as Deputy Manager of our Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980.  Mr. Gálvez has also served as director of Colquirrumi, our subsidiary, and was appointed director of Conenhua in 2000, director of El Brocal in 2002, director of Contacto S.A. in 2005.  He has served as an alternate member of the Executive Committee of Yanacocha since 2005 and an alternate board member of Cerro Verde since 2005. He also has served as director of the Sociedad de Minería, Petróleo y Energía del Perú (Mining, Petroleum and Energy Society of Peru) since 2000.  Prior to joining us, Mr. Gálvez served as Managerial Adjunct for Finance and Credit from 1971 to 1978 at Banco Minero del Perú (Mining Bank of Peru).  He has also served as a board member of the Comité de Operación Económica del Sistema Eléctrico Nacional (Committee of Economic Operation of the National Electric System).  Mr. Gálvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the Universidad del Pacifico de Lima in 1980 and completed the Program for Management Development, in 1997, and the Advanced Management Program, in 2005, at The Harvard Business School.

Raúl Benavides Ganoza, Vice President Business Development.  Mr Benavides has been Vice President of Business Development since 1992.  He is also a member of the Executive Committee of Yanacocha and board member of Cerro Verde and several of our related companies. From 1984 to 1996 he was General Manager (CEO) of Compañía de Minas Orcopampa. Prior to that time, Mr Benavides was Manager of Operations from 1983 to 1984 and Mine Manager from 1980 to 1983 at Colquirrumi. Since 1995, he has been a professor of mining administration at Pontificia Universidad Católica del Perú.  Mr. Benavides also has served as President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering), was also the Founder and President of the Instituto de Seguridad Minera del Perú (Mining Safety Institute of Peru) from 1996 to 2000. Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Advanced Management Program at The Harvard Business School in 2001.

Alejandro Hermoza Maraví, Vice President Community Relations. A Mechanical Engineer graduated from the University of Maryland, Mr. Hermoza also holds an MSc in Engineering from the same University and an MBA from the Universidad de Ciencia Aplicadas – UPC. He worked as Development Manager for the Confederación Nacional de Instituciones Empresariales Privadas – CONFIEP, and later joined us in 2003, where he began as Deputy Manager for Administration and Human Resources.

Francois Muths, Vice President of Operations.  Mr. Muths was appointed Vice President of Operations in February 2007.  Prior to that time, Mr. Muths served as a director and general manager of Inversiones Mineras del Sur S.A., our wholly-owned subsidiary from 2005 to 2006, general manager from 1985 to 2005 and general superintendent of the Uchucchacua mine from 1981 to 1983.  He received a B.S. in engineering from the National Engineering University of Peru and a M.S. in Mining Engineering from the Colorado School of Mines.  In 2005, Mr. Muths completed the Program for Management Development at Harvard Business School.

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

Compensation

During the year ended December 31, 2008, the aggregate amount of compensation that we paid to all directors and executive officers was approximately S/.47.7 million, including director’s fees accrued in 2007 and paid in 2008. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual directors or executive officers.

We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs.  This program is in effect as long as the executives are employed by us at the settlement date of the program.  See Note 13 to the Financial Statements.

Board Practices

The Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or the General Meeting, and reviewing the scope of internal and external audits.  The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the Commission and maintains the integrity of the preparation of audits.  The members of the Audit Committee are currently Messrs. Coleridge, Ortiz-de-Zevallos and Suárez.

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

Employees

At December 31, 2008, we and our subsidiaries had 2,314 employees, of which 2,067 were on our payroll.  In addition, we have entered into arrangements with independent contractors, which employed 3,771 persons who worked at our operations.  We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce.  As of December 31, 2008, the average tenure of our permanent laborers at the Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Antapite mines (the only mines for which we have long-term historical records) was approximately 14 years.

    Of our 2,067 permanent employees, approximately 39.77 percent are members of nine different labor unions (including three unions and one labor union committee for clerical workers and five unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us.  Two new unions for workers employed by independent contractors were formed in 2008, one in Uchucchacua and the other at our Ishihuinca mine.

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

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits.  Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff.  For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of our employees and housing, hospitals and a full range of social services for our permanent employees and their families at townsites near our mines in compliance with mining regulations.  We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby.  In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount equivalent to eight percent of the annual pre-tax profits of their employer, fifty percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining fifty percent of such profits to be distributed based on the aggregate annual salary of each employee.  Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by us to the FONDO-EMPLEO, a fund established to promote employment and employee training.

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

           Prior to April 30, 2007, we had not experienced any strikes during the past five years.  On April 30, 2007, we experienced a five-day labor stoppage at the Uchucchacua mine, which coincided with a strike called by the National Mining and Metallurgical Union.  In November 2007, unionized workers at Uchucchaccua engaged in a three-day strike called by the National Mining and Metallurgical Union.  On February 27, 2008, the unionized workers of our Uchucchacua, Orcopampa, Ishihuinca and Antapite mines went on strike for three days, demanding an increase in the amount of their Peruvian regulation-required 8 percent share of our annual pre-tax profits.  On June 5, 2008, our Uchucchacua laborers went on a four-day strike to support their negotiating position in the collective bargaining process.  On June 30, 2008, the contractor workers of our Uchucchacua mining unit commenced a 7–day strike promoted by the National Federation of Mining Unions, which was declared illegal by the Peruvian Work Ministry.

Share Ownership

At April 30, 2009, our directors and executive officers, as a group, owned 51,184,994 Common Shares, representing 20.12 percent of all the 254,442,238 common shares outstanding.  Our directors and executive officers do not own any Investment Shares.

ITEM 7.    Major Shareholders and Related Party Transactions

Major Shareholders

As of April 30, 2009, we had 274,889,924 Common Shares, including 21,160,260 treasury shares, and 744,640 Investment Shares, including 61,976 treasury shares.  The Common Shares are voting securities.  The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of April 30, 2009 with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Control of the Company

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Benavides Family(1)	74,123,891	26.97	191,978	25.79	74,315,869	26.96
Blackrock Investment Management (UK) Ltd.	29,663,002	10.79	—	—	29,663,002	10.77
Cia Minera Condesa S.A.	21,160,260	7.70	61,976	8.33	21,222,236	7.70
Blackrock Global Funds-World Gold Fund.	13,000,000	4.73	—	—	13,000,000	4.72
Blackrock Global Funds-World Mining Fund	12,400,000	4.51	—	—	12,400,000	4.50
Integra, AFP.	10,462,232	3.81	—	—	10,462,232	3.80
Fidelity Management & Research.	7,832,189	2.85	—	—	7,832,189	2.84
Prima, AFP	7,805,328	2.84	—	—	7,805,328	2.83
Horizonte, AFP.	7,268,740	2.64	—	—	7,268,740	2.63
Directors and Executive Officers as a Group	51,184,994	18.62	—	—	51,184,994	18.57
___________
(1)	Includes Common Shares directly or indirectly owned by Alberto Benavides de la Quintana and certain members of his immediate and extended family and their spouses.

(2)	The beneficial ownership of Common Shares adds up to more than 100 percent due to participation by certain members of the Benavides Family as Directors and/or Executive Officers.

As of April 30, 2009, we estimate that 136,905,321 ADSs were held in the United States, which represented approximately 49.81 percent of Common Shares outstanding.  The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 52 institutions.

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

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3 percent royalty based on quarterly sales, after deducting refinery and transportation costs.  Royalties amounted to US$48.5 million, US$34.0 million and US$48.8 million in 2006, 2007 and 2008, respectively, and are presented as royalty income in our consolidated statements of income.

Condesa received cash dividends from Yanacocha of approximately US$209.5 million, US$43.7 million and US$257.5 million in 2006, 2007 and 2008, respectively.

Cash dividends received from Cerro Verde amounted to approximately US$114.7 million in 2007 and US$156.1 million in 2008.  No cash dividends were received from Cerro Verde in 2006.

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services.  Pursuant to the agreement, the services performed relate to the construction of mining projects and include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations.  This contract expired on December 31, 2004 and was renewed in January 2005 under the same terms.  The revenues related to this service contract amounted to approximately US$1.1 million for the year ended December 31, 2008, US$4.0 million for the year ended December 31, 2007 and US$5.1 million for the year ended December 31, 2006.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation.  Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001.  In exchange for us operating and managing the transmission project, Yanacocha pays an annual fee of US$3.7 million.  The revenues for these services amounted to approximately US$4.8 million, US$4.4 million and US$3.9 million in 2008, 2007 and 2006, respectively.

Interests of Experts and Counsel

Not applicable.

ITEM 8.    Financial Information

Consolidated Financial Statements

See “Item 19.  Exhibits” for a list of financial statements filed under Item 18.

Other Financial Information

Legal Proceedings

Other than the legal proceedings relating to Yanacocha described in “Item 4.  Information on the Company—Yanacocha—Legal Proceedings,” we and Yanacocha are each parties to certain other legal proceedings arising in the normal course of business, none of which, individually or in the aggregate, is material.

Dividends and Dividends Policy

We can distribute three kinds of dividends:  (i) cash dividends, which are paid out of our net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of our stock, and (iii) stock dividends for the purpose of capitalizing profits, in each case as described in more detail below.  All shares outstanding and fully paid are entitled to share equally in any dividend declared based on the portion of our capital represented by such share.  Shares of capital stock, which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution.  No cash dividend may be declared in respect of a given year unless we have earned net distributable income in respect of such year.  However, we may declare dividends during the year.  We may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as “provisional dividends,” as explained below.

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

Available earnings are subject to the following priorities.  First, the mandatory employee profit sharing of eight percent of pre-tax profits (which may differ from pre-tax profits determined under Peruvian GAAP due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid.  Next, remaining earnings are taxed at the standard corporate income tax rate, which has been 30 percent since January 1, 2004.  Not less than ten percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations.  Amounts reserved are nevertheless included in taxable income.  The obligation to fund this reserve continues until the reserve constitutes 20 percent of the paid-in share capital.  In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve.  The remainder of the net profits is available for distribution to shareholders.  Any dividend approved by a shareholders’ meeting after December 31, 2002 is subject to an additional withholding tax at the rate of 4.1 percent of the total amount of dividends distributed to the shareholders who either are (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) a non-domiciled company or entity.  Dividends paid to domiciled companies or entities are not subject to such withholding tax.  If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2004 to 2008.  Prior to May 3, 2003, cash dividends with respect to were paid per Series A Share, Series B Share and ADS.  Effective on May 3, 2002, we redesignated our Series B Shares and Series A Shares as Common Shares and each of our ADSs, which previously represented two Series B Shares, represented two Common Shares.  Effective November 12, 2003, we modified the ratio of our ADSs from two Common Shares per ADS to one Common Share per ADS.  Dividends with respect to the years 2004 to 2008 were paid per Common Share and ADS.  See “Item 4.  Information on the Company—The Company—History and Development—History—Redesignation of Our Shares and ADSs; Share Split.”

Year ended December 31,	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2004(1)	0.5312	0.585	1.1162	0.5312	0.585	1.1162	0.5312	0.585	1.1162
2005(2)	0.6102	0.7216	1.3318	0.6102	0.7216	1.3318	0.6102	0.7216	1.3318
2006(3)	0.25	0.37	0.62	0.25	0.37	0.62	0.25	0.37	0.62
2007(3)	0.18	0.22	0.40	0.18	0.22	0.40	0.18	0.22	0.40
2008(3)	0.09	0.02	0.11	0.09	0.02	0.11	0.09	0.02	0.11
________________

(1)	Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2004.
(2)	Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2005.
(3)	Interim and final dividend amounts are expressed in U.S. Dollars.

Minority Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of the minority shareholders that were formerly contained in Law No. 26985, which had been abrogated.  Legislative Decree No. 1061, effective since June 29, 2008, has amended certain of these provisions.  Pursuant to Article 262-A of the Peruvian Companies Law, we will issue a notice within sixty days after the Annual Obligatory Shareholders Meeting, or after the expiration of the three-month period after the end of the prior fiscal year in which such Annual Obligatory Meeting is required to be held, the total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares; the total amount of uncollected dividends; and where shares and dividends pending claim are available for the minority shareholders.  The publication must be made in the official gazette “El Peruano”, on our website and on CONASEV’s website.  Article 262-B describes the procedure to request share certificates and/or dividends.  Pursuant to Article 262-C, we are required to submit to CONASEV within 60 days after having posted the notice on our website and on CONASEV’s website, the list of shareholders that have and have not picked-up their share certificates and/or have or have not collected their dividends and evidence that such notice was made.  Article 262-D provides that CONASEV, upon the review of appropriate documentation submitted by us, will issue a certificate stating that we have complied with the rules for the protection of the minority shareholders.  Article 262-F describes the procedure for handling any claim that the minority shareholders may file, such claims to be solved by CONASEV.

Significant Changes

No significant change in our financial affairs has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.    The Offer and Listing

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Trading Markets

Effective on May 3, 2002, we redesignated our Series B Shares and Series A Shares as Common Shares.  From such date, each of our ADSs, which previously represented two Series B Shares, represented two Common Shares.  Effective November 12, 2003, we modified the ratio of our ADSs from two Common Shares per ADS to one Common Share per ADS.  See “Item 4.  Information on the Company—The Company—History and Development—History—Redesignation of Our Shares and ADSs; Share Split.”  Accordingly, since May 3, 2002, the Common Shares and ADSs representing the Common Shares (each ADS representing two Common Shares) have been listed and traded on the New York Stock Exchange under the symbol “BVN.”  In addition, the Common Shares are listed and traded on the Lima Stock Exchange.  The Investment Shares have been listed and traded on the Lima Stock Exchange since 1979.

As of April 30, 2009, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares.  The Common Shares represent 100 percent of our outstanding share capital.  The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital.  As of April 30, 2009, there were 1,351 owners of record of the Common Shares and 983 owners of record of the Investment Shares.

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

In March 2008, our shareholders approved an increase in the nominal par value of our Common Shares and Investment Shares from S/.4.00 per Common Share or Investment Share to S/.20.00 per Common Share or Investment Share, as well as a subsequent two-for-one stock split of our Common Shares and Investment Shares.  In July 2008, we conducted a two-for-one stock split of our outstanding Common Shares, Investment Shares and ADSs.  As a result, the Company had 274,889,924 Common Shares and 744,640 Investment Shares outstanding as of July 24, 2008. In connection with the stock split, our bylaws were amended to decrease the nominal par value of our Common Shares and Investment Shares from S/.20.00 to S/.10.00 per Common Share or Investment Share.

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Nuevos Soles.  The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods.  See “Item 4.  Information on the Company—The Company—History and Development—History—Redesignation of Our Shares and ADSs; Share Split.”

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High(3)	Low(3)	Trading Volume	High(3)	Low(3)	Trading Volume	High(3)	Low(3)
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2004	2.21	105.00	66.80	109.38	30.49	18.46	0.18	70.20	48.00
2005	3.03	109.00	65.06	106.57	32.54	19.93	0.09	80.70	51.00
2006	2.33	106.50	77.12	173.71	32.49	22.81	0.04	88.00	73.00
2007	1.53	186.00	82.50	137.20	61.00	25.39	0.02	126.50	82.00
2008	1.63	118.75	33.00	274.92	42.89	9.00	0.02	90.00	40.00

Quarterly highs and lows

2007
1st quarter	0.33	96.00	82.50	30.68	30.24	25.39	0.0086	85.00	82.00
2nd quarter	0.39	116.90	95.00	29.97	37.46	30.38	0.0049	84.01	83.00
3rd quarter	0.45	154.00	102.00	39.48	50.24	33.57	0.0101	109.00	99.00
4th quarter	0.36	186.00	141.76	37.06	61.00	46.44	0.0003	126.50	110.00
2008
1st quarter	0.20	118.75	94.08	52.20	42.89	27.91	0.01	77.50	65.05
2nd quarter	0.15	100.50	85.21	42.99	37.51	29.21	0.01	90.00	75.00
3rd quarter	0.49	97.50	50.05	84.21	35.67	15.87	0.01	87.50	57.99
4th quarter	0.80	72.55	33.00	95.53	24.82	9.00	0.01	58.00	40.00

Monthly highs and lows
2008
November	0.17	52.00	35.91	28.63	18.09	11.09	0.00	43.00	41.00
December	0.23	66.70	46.00	29.05	21.68	13.94	0.01	43.00	40.00
2009
January	0.14	63.99	45.05	29.95	20.87	14.00	0.57	43.50	42.50
February	0.31	70.45	55.90	31.93	22.71	17.41	0.02	42.50	40.00
March	0.36	76.50	55.10	34.17	25.11	17.00	0.01	46.00	40.00
April	0.28	78.60	63.20	23.75	25.01	19.09	0.00	45.94	45.94
May	0.46	84.30	71.90	25.39	29.44	20.78	0.00	45.94	45.94

_______________
(1) Source:  Lima Stock Exchange
(2) Source:  Bloomberg; Yahoo Finance
(3) Prices for Common Shares, Investment Shares and ADSs for 2008 were adjusted as a consequence of a two-for-one stock split in July 2008.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year.  Additional General Meetings may be held during the year.  Because we are a sociedad anónima abierta, we are subject to the special control of CONASEV, as provided in Article 253 of the Peruvian Companies Law.  If we do not hold the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholder meeting required by the Peruvian Companies Law or our By-Laws, CONASEV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting, which will take place in a reasonable period of time.  Other shareholder meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least five percent of the Common Shares, provided that such Common Shares do not have their voting rights suspended.  If, at the request of holders of five percent of the Common Shares, the shareholder meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, or we expressly refuse to convene the shareholder meeting, CONASEV will call for such meeting.  If CONASEV calls for a shareholders meeting, CONASEV will indicate the place, time and hour of the meeting, the agenda and the person who will preside.  If it is a meeting other than the Annual Obligatory Meeting or a shareholder meeting required by the Peruvian Companies Law or the By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting.  Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 016-2004-EF/94.10 and Resolución CONASEV No. 015-2005-EF/94.10, approved provisions related to the right of the minority shareholders to obtain information regarding a sociedad anónima abierta such as us and to request CONASEV to call a shareholders meeting if it is not called by the sociedad anónima abierta upon request, for which purpose Resolución CONASEV No. 007-2006-EF/94.10 shall apply.  Notwithstanding the notice requirements as described in the preceding two sentences, any shareholder meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholder meeting and accepts the business to be discussed therein.  Holders of Investment Shares have no right to request the Board to convene shareholder meetings.

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

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed.  However, according to Regulation No. 009-2006-EF.94.10 of the CONASEV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10 and Regulation No. 05-2009-EF-94.01.1 of CONASEV, when an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25 percent) of the voting shares of a company, as well as upon any person or group increasing its ownership above the 50 percent and 60 percent thresholds, a procedure known as Oferta Pública de Adquisición, or Takeover Bid, must be followed.  This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser.  The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF.94.10 of the CONASEV as amended.  The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i)  exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares.  In addition, CONASEV and the Lima Stock Exchange must be notified of any transfer of more than 5 percent of our paid-in-capital.

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

Material Contracts

On May 21, 2008, we borrowed a US$450 million Syndicated Term Loan under a new Term Loan Agreement.  Borrowing under the Syndicated Term Loan will bear interest at a rate per annum equal to LIBOR plus 2.25%.  Interest and installments of principal equal to 1/20th of the aggregate principal amount borrowed will be payable quarterly until maturity in May 2013 (on which date all amounts outstanding shall be payable).  The Syndicated Term Loan may be prepaid at our option, subject to a prepayment fee of (i) 0.4% of the principal amount of the loan prepaid on or before May 21, 2009, (ii) 0.3% of the principal amount of the loan prepaid on or before May 21, 2010 or (iii) 0.2% of the principal amount of the loan prepaid after May 21, 2010.  Obligations under the Syndicated Term Loan are guaranteed by our wholly-owned subsidiary, Condesa.

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

In August, September and November 2008, we prepaid US$49.5 million, US$38.5 million and US$60.0 million, respectively, of the outstanding Syndicated Term Loan, in each case without prepayment penalties or charges.  As of December 31, 2008, approximately US$264.0 million remained outstanding under the Syndicated Term Loan.

The Syndicated Term Loan was initially secured by a pledge of our Common Shares held by Condesa.  On January 23, 2009, we and lenders party to the Syndicated Term Loan executed a consent and amendment to release the pledged collateral.

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

Capital Gains

Pursuant to Article 19, paragraph l, item 1, of the Peruvian Income Tax Law, as amended by Legislative Decree 945 effective since January 1, 2004, and by Legislative Decree 970 effective since January 1, 2007, and by Legislative Decree 972, as amended by Law 29308, effective since January 1, 2009, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if (i) in the case of individuals, the transaction is effected on or before December 31, 2009; and (ii) in the case of shareholders other than individuals, the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2009. Therefore, capital gains resulting from the sale or other disposition of ADSs or Common Shares are exempted from Peruvian income tax if the seller is an individual and the transaction is effected on or before December 31, 2009 or, if the seller is not an individual, the transaction is effected on a Peruvian stock exchange (floor session) on or before December 31, 2009.  There is no assurance that this exemption will be extended beyond December 31, 2009.

An entity organized in Peru will be subject to Peruvian tax on capital gains from any sale on or before December 31, 2009 not effected on a Peruvian stock exchange.  The amount of any taxable capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

With respect to any sale on or before December 31, 2009, an individual holder will be taxed on capital gains from the sale or other disposition of Common Shares only if (a) such individual (i) in the case of an individual domiciled in Peru, “habitually transacts in shares or other securities” or (ii) in the case of an individual not domiciled in Peru, “habitually transacts in shares issued by Peruvian companies” and (b) the sale of such shares is not effected on a Peruvian stock exchange.  For this purpose, an individual “habitually transacts in shares or other securities” if such person makes at least ten purchases and at least ten sales of shares or other securities during the taxable year, being “habitual” upon the eleventh sale. The amount of any taxable gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

Sales effected after December 31, 2009

Legislative Decree 972, published on March 10, 2007, as amended by Law 29308, published on December 31, 2008 and effective since January 1, 2009, amended the Peruvian Income Tax Law.  According to the amendments, capital gains resulting from the sale or other disposition of ADSs or Common Shares effective after December 31, 2009 shall be subject to Peruvian income tax, either if the transferor is an individual or a legal entity, domiciled or not domiciled in Peru, if the sale is effected on a Peruvian stock exchange or not, or if the sale is effected in Peru or outside Peru.  Article 2 of the Peruvian Income Tax Law, as amended by Legislative Decree 945 defines: (i) capital gains as any revenue coming from the sale of capital assets; and (ii) capital assets as those assets whose purpose is not to be traded in the regular course of business of the owner of the assets.  Article 2 of the Peruvian Income Tax Law also provides that the sale of shares and similar securities is an operation which produces capital gains.

An entity domiciled in Peru will be subject to Peruvian tax on capital gains from any sale effected after December 31, 2009, whether effected on a Peruvian stock exchange or not, at the regular 30 percent corporate income tax rate.  The amount of any capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

An entity not domiciled in Peru will be subject to Peruvian tax on capital gains from any sale effected after December 31, 2009, either effected on a Peruvian stock exchange or not, at a reduced 5 percent income tax rate, if the sale is effected in Peru.  When the sale is effected outside Peru, the regular 30 percent income tax rate is applicable on capital gain.  The amount of any capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

An individual holder will be subject to 30 percent income tax rate on capital gains from the sale or other disposition of Common Shares after December 31, 2009, if such individual (i) in the case of an individual domiciled in Peru, “habitually transacts in shares or other securities” or (ii) in the case of an individual not domiciled in Peru, “habitually transacts in shares issued by Peruvian companies.”  For this purpose, an individual “habitually transacts in shares or other securities” if such person makes at least ten purchases and at least ten sales of shares or other securities during the taxable year, being “habitual” upon the eleventh sale. The amount of any capital gain will be the excess of the sale price of the Common Shares over the price of Common Shares when acquired by the holder.

If the individual holder is domiciled in Peru, any capital gain resulting from the first ten sales of shares or other securities issued by Peruvian companies effected during the taxable year, after December 31, 2009, shall be subject to the reduced effective 5 percent income tax rate (6.25 percent nominal income tax rate on the net capital gain, that is 80 percent of the gross capital gain) and any taxable capital gain resulting from the eleventh sale and from further sales during the taxable year, shall be subject to the corporate 30 percent income tax rate, being meaningless if the sale is effected in Peru or outside Peru.

If the individual holder is not domiciled in Peru, any capital gain resulting from the first ten sales of shares or other securities issued by Peruvian companies effected during the taxable year, after December 31, 2009, shall be subject to the reduced effective 5 percent income tax rate if the sale is effected in Peru.  Any capital gain resulting from the first ten sales of shares issued by Peruvian company during the taxable year if effected outside Peru shall be subject to the corporate 30 percent income tax rate.

The transferor is required to calculate the capital gain resulting from the sale or other disposition of ADSs or Common Shares registered in the Public Registry of the Stock Market and traded on a Peruvian stock exchange.  For shares acquired on or before January 1, 2009, the acquisition price shall be established by the Reference Table based on the Peruvian stock exchange prices that will be published by the Ministry of Economy and Finance.

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

As of May 31, 2009, we had no fixed price commitments for the sale of our metals.  In 2006, we delivered 388,000 ounces of gold at an average price of US$338.94 as part of the sales contracts mentioned above.  See further discussion in Note 29 to our Financial Statements. As of May 31, 2009, we had no silver derivative contracts or gold convertible put option contracts in place.

At El Brocal, we implemented a base metal hedging policy for a maximum of 25 percent of El Brocal’s total payable metal contained per year, for up to three years.  As of March 31, 2009 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps.  Outstanding hedging commitments for 2009 to 2011 amount to 10 percent of payable metal and are as follows: (i) 5,200 metric tons of copper at an average price of US$8,147 per metric ton, (ii) 14,300 metric tons of lead at an average price of US$2,302 per metric ton and (iii) 12,000 metric tons of zinc at an average price of US$2,637 per metric ton.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding at April 30, 2009.

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

As of December 31, 2008, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2008. Our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2008, based on based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compañía de Minas Buenaventura S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 of Compañía de Minas Buenaventura S.A.A. and subsidiaries and our report dated May 21, 2009, expressed an unqualified opinion thereon.

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ MARCO ANTONIO ZALDIVAR

Marco Antonio Zaldivar
C.P.C. Register No. 12477

Lima, Peru
May 21, 2009

Changes in internal controls.

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Audit Committee proposed at the General Meeting that Medina, Zaldivar, Paredes & Asociados, a member firm of Ernst & Young Global, be elected as the independent auditor for 2008. Medina, Zaldivar, Paredes & Asociados has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2007 and 2008, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Medina, Zaldivar, Paredes & Asociados for 2007 and 2008.

Year ended December 31,
	2007	2008
Audit Fees	US$580,759	US$656,695
Audit-Related Fees	—	—
Tax Fees	US$131,092	US$154,264
Total	US$711,851	US$810,959

Audit Fees.  Audit fees in the above table are the aggregate fees billed by Medina, Zaldivar, Paredes & Asociados in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits.  In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2007 and 2008.

Tax Fees.  Tax fees in the above table are fees billed by Medina, Zaldivar, Paredes & Asociados in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor.  The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy.  In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service.  The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members and engagement letter is executed.  The Audit Committee approved all audit, tax and audit-related fees in 2008.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2008, neither we nor any person acting on our behalf made any purchase of our Common Shares.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Application of this Item does not apply until our annual report for the fiscal year ending December 31, 2009.

ITEM 16G.	Corporate Governance

There are significant differences in the corporate governance practices followed by us as compared to those followed by United States domestic companies under the New York Stock Exchange, or NYSE, listing standards.  The NYSE listing standards provide that the board of directors of a United States domestic listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors.  Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of the members of the board of directors be independent.

The listing standards for the NYSE also require that United States domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee.  Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.  Peruvian corporate governance practices permit the Board of Directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and do not require that these special governance bodies be composed partially or entirely of independent directors.  We maintain three committees, which include the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee.  Our Board of Directors has determined that our Audit Committee is composed entirely of independent directors, as defined in the NYSE’s Listed Company Manual.

The NYSE’s listing standards also require United States domestic companies to adopt and disclose corporate governance guidelines.  In July 2002, CONASEV and a committee composed by regulatory agencies and associations prepared and published a list of suggested corporate governance guidelines called “Principles of Good Governance for Peruvian Companies.”  These principles are disclosed on the CONASEV’s website at http://www.conasev.gob.pe.  Our code of business conduct and ethics establishes our principles of good corporate governance and, as indicated in “Item 16B.  Code of Ethics,” is posted on our website.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

Page

(a) Index to Financial Statements and Schedules

COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-4
Consolidated financial statements
Consolidated balance sheets as of December 31, 2007 and 2008	F-6
Consolidated statements of income for the years ended December 31, 2006, 2007 and 2008	F-7
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2006, 2007 and 2008	F-8
Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008	F-9
Notes to the consolidated financial statements	F-11

MINERA YANACOCHA S.R.L.

Report of the Independent Registered Public Accounting Firm	F-92
Consolidated financial statements
Consolidated statements of income for the years ended December 31, 2006, 2007 and 2008	F-93
Consolidated balance sheets as of December 31, 2007 and 2008	F-94
Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008	F-95
Consolidated statements of changes in partners’ equity for the years ended December 31, 2006, 2007 and 2008	F-96
Notes to the consolidated financial statements	F-97

SOCIEDAD MINERA CERRO VERDE S.A.A.

Report of the Independent Registered Public Accounting Firm	F-124
Financial statements
Balance sheets as of December 31, 2007 and 2008	F-126
Statements of income for the years ended December 31, 2006, 2007 and 2008	F-125
Statements of cash flows for the years ended December 31, 2006, 2007 and 2008	F-128
Statements of changes in Partners’ Equity for the years ended December 31, 2006, 2007 and 2008	F-127
Notes to the financial statements	F-130

(b) Index to Exhibits

1.1
By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2
By-Laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

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

4.2
Term Loan Agreement, dated as of May 21, 2008, among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía de Minera Condesa S.A., as guarantor, Banco de Credito del Peru, as administrative agent, Banco de Credito del Peru, as collateral agent, and each lender party thereto (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2007, filed on July 15, 2008).

4.3
Consent and Amendment, dated as of January 23, 2009 by and among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía de Minera Condesa S.A., as guarantor, Banco de Credito del Peru, as administrative agent, Banco de Credito del Peru, as collateral agent, and each lender party thereto. †

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
Carlos E. Gálvez Pinillos
Chief Financial Officer

Dated: June 5, 2009

Index to the Financial Statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2008,
2007 and 2006, together with the Report of Independent Registered Public Accounting Firm

Contents

ERNST & YOUNG	Medina, Zaldivar, Paredes
& Asociados Sociedad Civil

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian corporation) and subsidiaries (together the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the  three years in the period ended December 31, 2008.  We have not audited the financial statements as of December 31, 2008, 2007 and 2006 and for the three years then ended of Minera Yanacocha S.R.L (an affiliate in which the Company has a 43.65% interest through its subsidiary, Compañía Minera Condesa S.A.) and the financial statements as of December 31, 2006 and for the year then ended of Sociedad Minera Cerro Verde S.A.A. (an affiliate in which the Company has a 19.05% interest).  Those statements were audited by other auditors whose reports were furnished to us and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A. (for the year 2006), is based solely on the reports of the other auditors.  In the accompanying financial statements of the Company, the investment in Minera Yanacocha S.R.L. amounts to US$528.3 million as of December 31, 2008 (US$577.5 million as of December 31, 2007) and the share in the net income amounts to US$208.33 million for the  2008 (US$98.3 million for the year 2007 and US$232.4 million for  2006).  The investment in Sociedad Minera Cerro Verde S.A.A. amounts to US$231.6 million as of December 31, 2006 and the share in the net income amounts to US$82.3 million for the year then ended.

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

In our opinion, based on our audits and the reports of the other auditors the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A.  and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period  ended December 31, 2008,  in conformity with accounting principles generally accepted in Peru, which  differ in certain respects from U.S. generally accepted accounting principles (see notes 33 and 34 to the consolidated financial statements).

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compañía de Minas Buenaventura S.A.A.´s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2009 expressed an unqualified opinion thereon.

Lima, Peru,
May 21, 2009

Countersigned by:

/s/ MARCO ANTONIO ZALDÍVAR

Marco Antonio Zaldívar
C.P.C Register No. 12477

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2008 and 2007

	Note	2008	2007
		US$(000)	US$(000)

Assets

Current assets

Cash, banks and time deposits	4	554,752	381,612

Current portion of derivative financial instruments	28	52,873	2,929

Trade accounts receivable, net	5	65,666	107,540

Other accounts receivable, net		23,040	7,760

Accounts receivable from affiliates	32	13,111	14,420

Inventory, net	6	43,472	35,149

Current portion of prepaid taxes and expenses	7	35,573	16,032

Total current assets		788,487	565,442

Other long-term accounts receivable		1,370	1,451

Prepaid taxes and expenses	7	5,622	5,338

Derivative financial instruments	28	21,464	5,035

Investment in shares	8	882,947	932,420

Mining concessions and property, plant and equipment, net	9	247,298	244,992

Development costs, net	10	110,014	84,187

Deferred income tax and workers´profit sharing asset, net	25	209,167	141,118

Other assets		1,929	1,486

Total assets		2,268,298	1,981,469

	Note	2008	2007
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net

Current liabilities

Trade accounts payable	12	35,944	24,662
Income tax payable		4,561	15,349
Current portion of other current liabilities	13	64,817	96,823
Embedded derivatives for concentrates sales	28	9,953	5,984
Current portion of long-term debt	14	98,190	20,869

Total current liabilities		213,465	163,687

Other long-term liabilities	13	96,736	72,308
Long-term debt	14	229,105	63,250
Executory gold delivery contracts liability	17	-	102,008

Total liabilities		539,306	401,253

Shareholders’ equity, net	15
Capital stock, net of treasury shares for US$62,622,000 in 2008 and US$14,463,000 in 2007		750,540	173,930
Investment shares, net of treasury shares for US$142,000 in 2008 and US$37,000 in 2007		2,019	473
Additional paid-in capital		225,978	177,713
Legal reserve		53,007	37,679
Other reserves		269	269
Retained earnings		517,583	1,056,937
Cumulative translation loss		(34,075)	(34,075)
Unrealized gain on valuation of derivative financial instruments, net		16,162	1,518
Cumulative unrealized gain on investments held at fair value		118	158
		1,531,601	1,414,602
Minority interest		197,391	165,614

Total shareholders’ equity, net		1,728,992	1,580,216

Total liabilities and shareholders’ equity, net		2,268,298	1,981,469

The accompanying notes are an integral part of the consolidated balance sheet.

Compañía de Minas Buenaventura S.A.A and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006

	Note	2008	2007	2006
		US$(000)	US$(000)	US$(000)

Operating income
Net sales	17	766,603	747,021	548,072
Revenue associated with performance on executory gold delivery contracts		-	5,393	50,325
Royalty income	32	48,760	34,014	48,475

Total income		815,363	786,428	646,872

Operating costs
Cost of sales, without considering depreciation and amortization	18	251,804	182,007	149,309
Exploration in units in operation	19	57,003	37,828	38,264
Depreciation and amortization		62,993	49,550	38,844

Total operating costs		371,800	269,385	226,417

Gross income		443,563	517,043	420,455

Operating expenses
General and administrative expenses	20	34,907	59,205	36,639
Exploration in non-operating areas	21	55,231	46,407	36,190
Royalties	22	35,694	33,978	24,420
Provision for impairment of long-term assets	11	18,610	-	-
Selling		15,386	10,818	5,928

Total operating expenses		159,828	150,408	103,177

Operating income before unusual item		283,735	366,635	317,278
Net loss from release of commitments in commercial contracts	17	(415,135)	(185,922)	-

Operating income (loss) after unusual item		(131,400)	180,713	317,278

Other income (expenses), net
Share in affiliated companies, net	8(b)	340,929	249,555	313,168
Interest income	23	17,851	11,772	7,949
Gain (loss) on currency exchange difference		(12,198)	5,190	(308)
Gain (loss) on change in the fair value of gold certificates		-	5,126	(4,861)
Loss from change in the fair value of derivative financial instruments	28	-	-	(13,268)
Interest expense	23	(33,934)	(8,614)	(5,948)
Other, net	24	(9,290)	(8,686)	(19,502)

Total other income, net		303,358	254,343	277,230

Income before workers´ profit sharing, income tax and minority interest		171,958	435,056	594,508

Provision for workers´profit sharing, net	25	4,725	(19,931)	(14,271)
Provision for income tax, net	25	26,645	(43,975)	(64,033)

Net income		203,328	371,150	516,204

Net income attributable to minority interest		50,045	96,389	88,147

Net income attributable to Buenaventura		153,283	274,761	428,057

Basic and diluted earning per share attributable to Buenaventura, stated in U.S. dollars	26	0.60	1.08	1.68

Weighted average number of shares outstanding considering stock split effect	26	254,442,328	254,442,328	254,442,328

The accompanying notes are an integral part of these consolidated financial statements.

Compañía de Minas Buenaventura S.A.A and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Unrealized gain on valuation of derivative financial instruments, net	Cumulative unrealized gain on investments held at fair value	Total	Minority interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2006	126,879,832	173,930	473	177,713	37,679	269	483,484	(34,075)	-	70	839,543	23,416	862,959

Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(59,767)	-	-	-	(59,767)	(19,111)	(78,878)
Capitalization of debt to minority shareholder of Minera La Zanja S.R.L.	-	-	-	-	-	-	-	-	-	-	-	6,213	6,213
Acquisition of minority interest in Inversiones Mineras del Sur S.A. and Minas Poracota S.A.	-	-	-	-	-	-	-	-	-	-	-	(7,240)	(7,240)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	834	834	-	834
Unrealized gain on investment shares held at fair value	-	-	-	-	-	-	-	-	-	28	28	-	28
Other	-	-	-	-	-	-	374	-	-	-	374	12	386
Net income	-	-	-	-	-	-	428,057	-	-	-	428,057	88,147	516,204
Balance as of December 31, 2006	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	-	932	1,209,069	91,437	1,300,506
Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(69,972)	-	-	-	(69,972)	(26,199)	(96,171)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	798	798	-	798
Realization of accumulated gain on financial instruments available for sale	-	-	-	-	-	-	-	-	-	(1,633)	(1,633)	-	(1,633)
Unrealized gain on derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	1,518	-	1,518	3,611	5,129
Unrealized gain on investment shares held at fair value	-	-	-	-	-	-	-	-	-	61	61	-	61
Capitalization of debt to minority shareholder of Minasnioc	-	-	-	-	-	-	-	-	-	-	-	140	140
Other	-	-	-	-	-	-	-	-	-	-	-	236	236
Net income	-	-	-	-	-	-	274,761	-	-	-	274,761	96,389	371,150
Balance as of December 31, 2007	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216
Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(50,888)	-	-	-	(50,888)	(37,275)	(88,163)
Capitalization of retained earnings, note 15(e)	-	576,610	1,546	48,265	-	-	(626,421)	-	-	-	-	-	-
Shares issued as a result of stock split, note 15(f)	126,879,832	-	-	-	-	-	-	-	-	-	-	-	-
Unrealized gain on derivate financial instruments held by El Brocal	-	-	-	-	-	-	-	-	14,644	-	14,644	28,100	42,744
Unrealized loss from investment shares held at fair value	-	-	-	-	-	-	-	-	-	(40)	(40)	-	(40)
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(9,093)	(9,093)
Net income	-	-	-	-	-	-	153,283	-	-	-	153,283	50,045	203,328
Transfer to legal reserve, note 15 (c)	-	-	-	-	15,328	-	(15,328)	-	-	-	-	-	-
Balance as of December 31, 2008	253,759,664	750,540	2,019	225,978	53,007	269	517,583	(34,075)	16,162	118	1,531,601	197,391	1,728,992

The accompanying notes are an integral part of these consolidated financial statements.

Compañía de Minas Buenaventura S.A.A and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	781,116	722,887	497,875
Dividends received	413,602	159,037	209,520
Royalties received	50,550	30,713	55,821
Interest received	18,461	10,841	7,496
Settlement of gold certificates	-	135,189	-
Value Added Tax (IGV) recovered	-	13,235	16,322
Acquisition of gold certificates	-	(66,853)	(68,071)
Release of commitments in commercial contracts	(517,143)	(315,726)	-
Payments to suppliers and third parties	(270,206)	(202,161)	(160,365)
Payments to employees	(111,110)	(78,852)	(49,316)
Payments for exploration activities	(105,367)	(75,084)	(71,982)
Payments of royalties	(41,401)	(33,033)	(22,742)
Income tax paid	(41,360)	(91,353)	(53,296)
Payments of interest	(26,622)	(5,841)	(2,413)
Net cash and cash equivalents provided by operating activities	150,520	202,999	358,849

Investment activities
Deposit in escrow account, note 4 (d)	177,811	-	-
Decrease in escrow account, note 4 (d)	(177,811)	-	-
Decrease (increase) in time deposits	56,023	(15,815)	(62,933)
Proceeds from sale of plant and equipment	754	916	32
Payments for derivative financial instruments settled, net	-	-	(2,050)
Settlement (acquisition) of available-for-sale financial assets	-	55,715	(40,292)
Additions to mining concessions and property, plant and equipment	(61,175)	(61,649)	(50,127)
Disbursements for development activities	(41,950)	(31,681)	(24,112)
Payments for purchase of investment shares	(29,541)	(1,563)	(22,829)
Change in accounts receivable from affiliates	(481)	-	-
Net cash and cash equivalents used in investment activities	(76,370)	(54,077)	(202,311)
Financing activities
Proceeds from bank loans	510,000	55,237	2,355
Proceeds from long-term debt	450,000	85,000	-
Payments of bank loans	(510,000)	(65,237)	-
Payments of long-term debt	(206,824)	(1,487)	(266)
Dividends paid	(50,888)	(69,972)	(59,767)
Dividends paid to minority shareholders	(37,275)	(26,199)	(19,111)
Net cash and cash equivalents provided by (used in) financing activities	155,013	(22,658)	(76,789)
Increase in cash and cash equivalents for the year, net	229,163	126,264	79,749
Cash and cash equivalents at beginning of year	302,864	176,600	96,851
Cash and cash equivalents at the end of year, note 4	532,027	302,864	176,600

Consolidated Statement of Cash Flows ( continued)

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income	153,283	274,761	428,057
Add (less)
Share in affiliated companies, net of dividends received in cash	72,673	(90,518)	(103,648)
Minority interest	50,045	96,389	88,147
Depreciation and amortization	62,993	49,550	38,844
Income from release of commitments in commercial contracts	(102,008)	(129,804)	-
Deferred income tax and employee profit sharing benefit	(91,565)	(32,506)	(21,651)
Provision (reversal) for long-term officers´ compensation	(7,678)	28,666	3,634
Accretion expense of the provision for closure of mining units	6,265	2,456	3,535
Provision for impairment of assets	18,610	-	-
Loss (gain) on currency exchange difference	12,198	(5,190)	308
Provision for estimated fair value of embedded derivatives	3,969	5,984	-
Allowance for doubtful trade accounts receivable	5,372	-	-
Net cost of plant and equipment retired and sold	2,534	923	998
Provision (reversal) for slow moving and obsolescence supplies	684	(1,820)	(1,507)
Provision for closure of mining units	13,066	3,682	9,357

Loss from change in the fair value of derivative financial instruments	-	-	13,268
Loss from change in the fair value of gold certificates	-	-	4,861
Revenue associated with performance on executory gold delivery contracts	-	(5,393)	(50,325)
Other	7,326	4,193	571
Net changes in operating assets and liabilities accounts
Decrease (increase) in operating assets -
Financial assets at fair value through profit or loss (Gold Certificates)	-	63,210	(68,071)
Trade accounts receivable	41,874	(30,118)	(50,197)
Other accounts receivable	(4,328)	(3,206)	1,033
Accounts receivable from affiliates	1,790	(3,301)	7,545
Derivative financial instruments	(14,644)	-	-
Inventory	(8,323)	(4,528)	348
Prepaid taxes and expenses	(19,824)	9,736	(2,251)
Increase (decrease) in operating liabilities -
Trade accounts payable	11,282	(3,877)	13,066
Income tax payable	(10,788)	(31,780)	23,614
Other liabilities	(54,286)	5,490	19,313
Net cash and cash equivalents provided by operating activities	150,520	202,999	358,849
Transactions that did not affect cash flows:
Increase in the book value of long-term assets	14,220	935	19,022
Transfer of derivative financial instruments to executory gold delivery contracts liability	-	-	77,425

The accompanying notes are an integral part of these consolidated financial statements.

Compañía de Minas Buenaventura S.A.A and Subsidiaries

Notes to the Consolidated Financial Statements
As of December 31, 2008, 2007 and 2006

1.	Identification and Business Activity
(a)	Identification -
Compañía de Minas Buenaventura S.A.A. (hereinafter “Buenaventura” or “the Company”) is a publicly traded corporation formed in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent the Company’s shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Av. Carlos Villaran 790, Santa Catalina, Lima, Peru.

(b)	Business Activity -
Buenaventura (individually and in conjunction with partners is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila and Paula mining units.  Also, the Company holds interests in a number of other mining companies including Minera Yanacocha S.R.L. ( hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. ( hereinafter “Cerro Verde”).  The Company also owns an electric power distribution company and a mining engineering services company.  See note 1(d).

(c)	Approval of consolidated financial statements -
The accompanying consolidated financial statements have been approved by Management and the Audit Committee on May 19, 2009. The consolidated financial statements as of December 31, 2007 were approved by Management and the Audit Committee on July 11, 2008.

Notes to the Consolidated Financial Statements (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	December 31, 2008		December 31, 2007
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*)	4.17	29.59	2.76	29.59
Inversiones Colquijirca S.A. (**)	61.42	-	61.42	-
Minas Conga S.R.L. (f)	-	60.00	-	60.00
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minera Minasnioc S.A.C. (e)	-	-	60.00	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-

Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	The equity share in capital stock (common shares with voting rights) was 35.78 and 34.29 percent as of December 31, 2008 and 2007, respectively.

(**)	Inversiones Colquijirca S.A. has a 51.06 percent interest in Sociedad Minera El Brocal S.A.A..

(e)	On October 31, 2008, Buenaventura transferred all of its shares in Minera Minasnioc S.A.C. to Compañía Minera Ares S.A.C..

(f)	The liquidation of Minas Conga S.R.L. was approved on December 30, 2008.

Notes to the Consolidated Financial Statements (continued)

2.1.	Significant accounting principles and practices
In the preparation and presentation of the consolidated financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2008, 2007 and 2006, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).  A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 33 and 34.  The consolidated financial statements derive from the statutory consolidated financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

The principal accounting principles and practices used in accounting for the transactions and in preparing the consolidated financial statements are:

(a)	Basis of preparation -
The financial statements have been prepared in accordance with generally accepted accounting principles in Peru, which comprises International Financial Reporting Standards (IFRS) duly approved by the Peruvian Accounting Standards Board (Consejo Normativo de Contabilidad).  The IFRS incorporate the International Accounting Standards (IAS) and the respective pronouncements issued by the Standards Interpretations Committees (SIC) and the International Financial Reporting Interpretation Committee ( IFRIC).  The accounting principles and practices adopted by the Company are consistent with those used for the years 2007 and 2006, except for the adoption of the following IFRIC starting January 1, 2008:

IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”
IFRIC 1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognized both as part of the cost of an item of property, plant and equipment under IAS 16 and as a liability under IAS 37.  It further establishes that changes in the measurement of existing decommissioning, restoration and similar liabilities derive from changes in the timing or amount of the estimated outflows of resources embodying economic benefits required to satisfy the obligation, or a change in the discount rate.  During the years 2008 and 2007 there were no changes in the measurement of the liabilities for closure of mines, for which reason the application of IFRIC 1 had no effect on the Company’s financial position.

IFRIC 8 “Scope of IFRS 2”
IFRIC 8 clarifies the applicable scope of IFRS 2, which deals with transactions in which an entity or an entity’s shareholders have transferred equity instruments or other assets for amounts that are based on the price (or value) of the entity’s shares.

Neither Buenaventura nor its subsidiaries have carried out this type of transaction, thus the application of IFRIC 8 had no effect on the Company’s financial position.

Notes to the Consolidated Financial Statements (continued)

IFRIC 9  "Reassessment of embedded derivatives"
IFRIC 9 requires the Company, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives.  Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.  There were no significant effects on the adoption of this IFRIC during 2008.

IFRIC 10 “Interim Financial Reporting and Impairment of value”
IFRIC 10 provides guidance on certain conflicts between IAS 34 Interim Financial Reporting, the impairment of asset value under IAS 36 and financial instruments held for sale under IAS 39.  This interpretation establishes that an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

Because neither Buenaventura nor its subsidiaries have reversed any impairment loss recognized in previous quarterly periods, the application of IFRIC 10 had no effect on the Company’s financial position.

IFRIC 11 " Group and Treasury Share Transactions "
IFRIC 11 provides guidance on applying IFRS 2 in three circumstances:
(a) share-based payment involving an entity's own equity instruments, (b) a parent grants rights to its equity instruments to employees of its subsidiary and (c) a subsidiary grants rights to equity instruments of its parent to its employees.

Because neither Buenaventura nor its subsidiaries carry out this type of transaction, the application of IFRIC 11 had no effect on the Company’s financial position.

To the date of the consolidated financial statements, the Peruvian Accounting Standards Board (CNC) has mandated the application of IFRS 1 to 6, IAS 1 to 41 and Standards Interpretations Committee (SIC) pronouncements 7 to 32, as well as International Financial Reporting Interpretations Committee (IFRIC) interpretations 1 to 12.

The accompanying consolidated financial statements are presented in U.S. dollars, the Company’s functional and presentation currency.  All figures have been rounded to thousands, unless otherwise indicated.  See (f).

(b)	Use of estimates and assumptions -
The preparation of financial statements requires Management to make certain estimates and assumptions in order to determine the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2008, 2007 and 2006.  Actual results could differ from those estimates.

Notes to the Consolidated Financial Statements (continued)

The most significant estimates with regard to the accompanying consolidated financial statements refer to: (i) the fair value of embedded derivatives, see (t), (ii) the useful life and recoverable value of mining rights and property, plant and equipment , see (j), (iii) the determination of mineral reserves, see (m), (iv) an assessment of the recoverability of the deferred income tax and workers´ profit-sharing assets, see (v), (v) share-based payments, see (p), (vi) the provision for impairment of long-term assets, see (n), (vii) the provision for closure of mining units and environmental liabilities,  see (q), (viii) the fair value of derivative financial instruments, see (w) and (ix) the provision for contingencies, see (r).  Any subsequent difference between such estimates and the actual disbursements will be posted to results in the year in which it occurs.

(c)	Principles of consolidation -
The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which it owns, directly or indirectly, more than 50 percent equity participation and/or exercises control.  All significant inter-company balances and transactions have been eliminated.  The minority interest is presented separately in the consolidated balance sheets and in the consolidated statements of income.

See note 1(d) for a list of the companies included in the consolidated financial statements.

(d)	Business combinations -
Business combinations are accounted for using the purchase accounting method.  This involves recognizing identifiable assets acquired and liabilities assumed at fair value on the date of the acquisition.  The excess of the cost of the business combination over the fair value of the identifiable assets acquired and liabilities assumed in the business acquired is recorded as mining rights.  See (k).

In the case of merger with entities under common control, the Company uses the pooling of interests method.  According to this method, the financial statements of the acquiring entity and the entity acquired are treated as if they were consolidated financial statements.  The comparative financial statements are amended to show the effects of the merger.

Notes to the Consolidated Financial Statements (continued)

(e)	Investments in associates -
Investments in entities in which the Company’s ownership is greater than 20 percent or exercise significant influence are accounted for using the equity method.  Under this method, the investment in the associate is carried in the consolidated balance sheet at cost plus cost acquisition changes in the Company’s share of net assets of the associate.  The amount paid in excess of the fair value of the share of net assets of the associate represents mining rights and is included in the carrying amount of the investment and is amortized using the units-of-production method based on proven and probable reserves.  The consolidated statements of income reflect the Company’s share of the results of operations of the associates.  Gains and losses resulting from transactions between the Company and the associates are eliminated to the extent of the interest in the associate.

The reporting dates of the associates and the Company are identical and the associates´ accounting policies are consistent with those used by the Company for like transactions and events in similar circumstances.  The functional and presentation currency of the affiliates Yanacocha and Cerro Verde is the U.S. dollar.

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
Change of functional and presentation currency -
Effective January 1, 2006, the Company’s functional and presentation currency is the US dollar (the Nuevo Sol until December 31, 2005).  In recent years, Company Management observed the evolution of the currency in which its income is generated and its payments are made, and noted certain conditions that made it necessary to change its functional currency from Nuevos Soles to U.S. dollars.  The main indicators that Management took into account to conclude about the change in functional currency were as follows: (i) the growing significance of the dividends received in U.S. dollars from affiliates in the financial position, of operations and cash flows of the Company; (ii) the gradual increase in costs denominated in U.S. dollars; (iii) the Company’s decision to pay dividends in U.S. dollars and (iv) the continuous cash increase in U.S. dollars with respect to the Company’s cash balance.

The Company will continue using its financial statements in Nuevos Soles for tax purposes.

Notes to the Consolidated Financial Statements (continued)

Transactions and balances in foreign currency -
Transactions in foreign currency (any currency different to the functional currency) are initially recorded at the functional currency rate in force at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the consolidated balance sheet date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.  Exchange differences resulting from the settlement of the transactions in foreign currencies and from the translation of the monetary assets and liabilities at the exchange rates at year-end, are recognized in the consolidated statement of income.

(g)	Cash, banks and time deposits -
The cash and banks caption presented in the Company’s consolidated balance sheet includes all cash on hand and deposited in banks, including time deposits whose maturities are three months or more.

The cash and cash equivalents caption presented in the Company’s consolidated statements of cash flows includes cash on hand, time deposits and highly liquid investments with original maturities of three months or less.

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

Financial assets at fair value through profit or loss -
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.  Derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Assets within this category are classified as current assets if they are held for trading or it is expected to realize them within the next twelve months counted as from the balance sheet date.  Gain or losses on investments held for trading are recognized in profit and loss.

Loans and receivables -
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment.

If there is objective evidence of an impairment in the value of financial assets (such as the debtor’s probability of insolvency or significant financial difficulties), the amount of the impairment is measured as the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at an original effective interest rate or one applicable for similar transactions.  The carrying amount of the receivable is reduced by means of an allowance account.  The amount of the loss must be recognized in the consolidated statement of income.  If in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss.

Notes to the Consolidated Financial Statements (continued)

Available-for-sale financial investments -
Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories.  After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses  recognized directly in equity, net of taxes.  When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the consolidated statement of income.

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
The mining rights and property, plant and equipment, net caption is stated at cost, net of accumulated depreciation and accumulated impairment in value.  Such cost includes the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met.  In addition, when each major inspection is performed, its cost is recognized in the carrying amount of the asset as a replacement if the recognition criteria are satisfied.  Other repair and maintenance costs are recognized as expenses as incurred.

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit.  The useful lives are the following:

Notes to the Consolidated Financial Statements (continued)

Years

Buildings, construction and other	Between 6 and 20
Machinery and equipment	Between 5 and 10
Transportation units	5
Furniture and fixtures	Between 8 and 10
Computer equipment	4

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising from derecognizing an asset (calculated as the difference between the proceeds from the sale and the book value of the asset) is included in the consolidated statement of income in the year the asset is derecognized.

The asset’s useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

(k)	Mining rights and concessions -
Mining rights correspond to the mineral reserves and acquisitions of mining concessions allocated as part of the cost of business combinations that took place in previous years.  Mining rights are presented as part of the Mining rights and property, plant and equipment, net caption, and represent the Company’s ownership of mining properties that contain the mineral reserves acquired.  Those mining rights related to mineral reserves are amortized following the units-of-production method based on proven and probable reserves.

Mining concessions correspond to exploration rights in areas of interest to the Company allocated as part of the cost of business combinations that took place in previous years.  Mining concessions are capitalized in the consolidated balance sheet and represent the Company’s ownership of mining properties of geologic interest.  Mining concessions are depreciated starting from the production phase following the units-of-production method based on proven and probable reserves.  In the event that the Company abandons these concessions, the costs associated are written off in the consolidated statement of income.

At the end of each year, the Company assesses each mining unit to see whether there is any indication that the value of its mining rights has been impaired.  If such indication exists, the Company estimates the recoverable amount of the assets.  See (n).

Notes to the Consolidated Financial Statements (continued)

(l)	Exploration and mine development costs -
Exploration costs are charged to expense as incurred.

When it is determined that a mineral property can be economically developed, meaning when the existence of proven and probable reserves is determined, the costs incurred to develop this property, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized as mine development costs.  In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized.  Mine development costs are amortized using the units-of-production method, based on proven and probable reserves.

On-going development expenditures to maintain production are charged to operations as incurred.

Deferred stripping costs -
The costs to remove overburden and other waste material to gain access the ore body (stripping costs) incurred by the Company before the operation of a mining project, are capitalized as part of the mine development cost, and are subsequently  amortized on the units-of-production basis, using proven and probable reserves.  The stripping costs for development of the Tajo Norte–La Llave mine are shown in the “Development Costs, net” caption in the consolidated balance sheet.  Striping cost incurred during the production phase of a mine are variable productions cost and it is included in the cost of inventory extracted during the period in which the stripping cost are incurred.

(m)	Determination of mineral reserves and resources -
The Company computes its reserves using methods generally applied by the mining industry in accordance with international guidelines.  All reserves computed, which are audited by an independent third party (Algon Investment S.R.L.), represent the estimated amounts of proven and probable ore that can be processed economically under the present conditions.

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
The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Company makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its use value and is determined for an individual asset (cash-generating unit) unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Notes to the Consolidated Financial Statements (continued)

A cash-generating unit is the smallest identifiable group of assets, denominated a mining unit, that generates cash inflows from continuing use that are independent of the cash inflow generated by other assets or groups of assets.  In order to determine cash-generating units, the Company has determined whether there is an active market for the minerals and metals produced by a mining unit.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing use value, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
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
Senior executives of the Company are granted share appreciation rights, which can only be settled in cash.  The liability for these transactions is measured at each reporting date until settlement.

On January 1, 2006, the Company adopted IFRS 2 “Share-Based Payments”.  According to this standard, the cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model (see more details in note 13).  This fair value is expensed over the period until the vesting date with recognition of a corresponding liability.  The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in profit and loss.

Notes to the Consolidated Financial Statements (continued)

(q)	Provisions -
General
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Provisions are reviewed periodically and are adjusted to reflect the best estimate available as of the date of the consolidated balance sheet.  The expense relating to any provision is presented in the consolidated statement of income.  Provisions are discounted using a current rate that reflects, where appropriate, the risks specific to the liability.  When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

Provision for closure of mining units -
The Company records a provision for mine closure when a legally enforceable obligation arises, independently of the full depletion of the reserves.  The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailing dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.  Once such obligation has been appropriately measured, which is presented at fair value, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (mine development costs and property, plant and equipment).  Subsequently, the capitalized cost is depreciated and/ or amortized based on the useful life of the related asset using straight-line method for fixed assets and units of production for development costs.  Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability.  The periodic unwinding of the discount is recognized in the income statement as a finance cost.  Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.  When settling the liability, the Company will post any gain or loss that is generated.

(r)	Contingencies -
Loss contingencies are recorded in the financial statements when their occurrence  is probable  and they can be reasonably estimated.  In other cases, they are only disclosed in notes to the consolidated financial statements.

Contingent assets are not recognized in the consolidated financial statements; however, they are disclosed in notes to the consolidated financial statements if it is probable that such contingent assets will be realized.

Notes to the Consolidated Financial Statements (continued)

(s)	Treasury shares -
The Company, through a subsidiary, has treasury shares (common and investment shares).  The nominal values of these shares are presented net of the capital stock and investment shares amounts.

The effect of the dividends income arising from the treasury shares held by the subsidiary are eliminated in the consolidated financial statements.

(t)	Revenue recognition -
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company.  Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Sales of concentrates, gold and silver -
Revenues from sales of concentrates, gold and silver are recognized when the significant risks and rewards of ownership have been transferred, which is considered to occur when title passes to the customer.  This generally occurs when product is physically transferred to the buyer.

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

Interest income -
Revenues are recognized as interest accrues.

Commercial sales contracts -
The gains on contracts qualifying as normal sales are initially deferred in the consolidated balance sheets as an “Executory gold delivery contracts liability” and then recognized as income in the years in which the Company makes the physical delivery of the committed ounces of gold and tons of mineral as a “Revenue associated with performance on executory gold delivery contracts”, see note 17.

(u)	Borrowing cost -
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized.

Notes to the Consolidated Financial Statements (continued)

(v)	Income Tax and workers´ profit sharing -
Current portion of the Income Tax and employee profit sharing

Income Tax and employee profit sharing for the current period are measured at the amount expected to be paid to the taxation authorities and workers, respectively.  The rates and laws used to compute the amount are those in force as of the date of the consolidated balance sheet date.

Deferred portion of income tax and employee profit sharing
Deferred income tax and employee profit sharing are provided using the liability method on temporary differences at the consolidated balance sheet date between the tax and book bases of assets and liabilities.

Deferred income tax and employee profit sharing liabilities are recognized for all taxable temporary differences, except for taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will reverse in the foreseeable future.

All deductible temporary differences and loss carryforwards generate the recognition of deferred tax assets to the extent that it is probable that they can be used in calculating taxable income in future years.  Deferred income tax and employee profit sharing assets are recognized for all deductible temporary differences and tax loss carry-forwards, to the extent that is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized.  The carrying amount of the deferred income tax and employee profit sharing assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred asset to be utilized.  Unrecognized deferred assets are reassessed at each consolidated balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(w)	Derivative financial instruments -
Derivatives not designated as hedging instruments -
Derivative contracts are recognized as assets and liabilities at fair value in the consolidated balance sheet.  Changes in the fair value of derivative contracts not qualifying as hedging instruments are recorded in the “Loss from Change in the Fair Value of Derivative Instruments” caption in the consolidated statements of income.

Notes to the Consolidated Financial Statements (continued)

Derivatives designated as hedging instruments -
The El Brocal subsidiary uses derivative instruments to manage its exposure to changes in metals prices.  In order to manage such risks, El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable in accordance with IAS 39.

At the beginning of the hedge relationship, El Brocal formally documents the relationship between the item hedged and the hedging instrument, including the nature of the risk, the objective and the strategy to be taken to carry out the hedging, and the method to be used to estimate the effectiveness of the hedge relationship.

A formal assessment is made upon beginning the hedge relation, to ensure that the hedging instrument is highly effective in offsetting the risk designated in the item hedged.  Hedges are formally assessed every semester.  A hedge is considered as highly effective if it is expected that the changes in cash flow attributed to the risk hedged during the period for which the hedge is designated are offset within a range from 80 to 125 percent.

As of December 31, 2008, El Brocal holds only derivative instruments on mineral prices that qualify as hedging instruments, classified as cash flow hedges.  The effective portion of these derivatives’ changes in fair value is recognized in shareholders’ equity and results, respectively, and the gain or loss related to the ineffective portion is recognized immediately in the statement of income.  The amounts accumulated in shareholders’ equity for cash flow are transferred to the consolidated statement of income for the periods in which the item hedged affects gains and losses.

For those cash flow hedges that qualify as such, any gain or loss from the effective portion of the hedging instrument is initially recognized in shareholders’ equity, in the “Unrealized gain in value of derivative financial instruments” caption.  Any gain or loss from the ineffective portion of the hedging instrument is initially recognized in the consolidated statement of income in the “Interest expense” caption.  When the cash flow hedged affects the consolidated statement of income, any gain or loss from the hedging instrument is posted in the “Net sales” caption of the consolidated statement of income.

(x)	Basic and diluted earnings per share -
Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.  When the number of shares is modified as a result of capitalization of retained earnings, share splits or share grouping, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported.  If the change occurs after the date of the consolidated financial statements, but before the financial statement are authorized to issue, the calculation of net income per basic and diluted shares for all of the reported periods must be based on the new number of shares.

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

Notes to the Consolidated Financial Statements (continued)

The method for determining operating segments is commonly referred to as the “management approach”, this approach is based on “the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.”  The Company’s Board of Directors, as the parent company of each of the subsidiaries operating in each of the Company’s operating segments, is the chief operating decision maker.  The Company’s Board of Directors basically reviews financial information for the mining companies on an individual basis and as an operating group within Peru to evaluate the financial performance and to allocate resources as necessary.

(z)	Comparative consolidated financial statements -
To improve the presentation of the consolidated financial statements, the Company has made some reclassifications for the period ended December 31, 2007 and 2006 for the purpose of making them comparable to those for the similar period in 2008:

-
The amortization of development costs of US$13,205,000 and US$11,270,000 as of December 31, 2007 and 2006, respectively, have been reclassified from the “Exploration in units in operation” caption to the “Depreciation and amortization” caption in the consolidated statements of income.

(aa)	Unusual items -
Unusual  items represent significant items in the consolidated statement of income due to their nature or the infrequency of the events that give rise to them.  They are presented separately in the consolidated statement of income for a better understanding of the Company’s financial performance by users of the financial statements, as well as to facilitate comparison with previous periods and allow a better assessment of trends in the financial results.

2.2.	International Financial Reporting Standards (IFRS) those are not yet mandatory in Peru –
There are several IFRS and IFRIC issued internationally and approved by the local Accounting Standards Board (CNC) to be applied in Peru starting from January 1, 2009.  The standards that could affect the Company are the following:

-
IAS 32 “Financial Instruments – Presentation" (revised 2006), effective internationally for periods that begin on or after January 1, 2007.  Requires certain puttable financial instruments and obligations arising from liquidation to be classified as equity if certain criteria are met.

-
IFRS 7 “Financial Instruments – Disclosures”, effective internationally for periods that begin on or after January 1, 2007.  The objective of this IFRS is to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, to understand the nature and extent of the risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Notes to the Consolidated Financial Statements (continued)

-
IFRS 8 “Operating Segments”, effective internationally for periods that begin on or after January 1, 2009.  This IFRS replaces IAS 14, ”Segment Reporting" and establishes that reporting by segments must be done in accordance with "Management’s focus", meaning using the internal reporting formats used by Management for decision-making purposes.

The Company does not expect these changes to have a material effect on the Company’s consolidated financial statements.

The following standards, issued internationally as of December 31, 2008, could affect the Company but have not yet been approved by the CNC:

-
IFRS 1 "First-time Adoption of the International Financial Reporting Standards" and IAS 27 "Consolidated and Separate Financial Statements" (revised), effective for periods that begin on or after January 1, 2009.  This change in IFRS 1 allows an entity to determine the cost of investment in subsidiaries, jointly-controlled entities, and associates in its first financial statements under the IFRS as of the date of transition to IFRS, using the cost determined in accordance with IAS 27,  or considering the previous GAAP carrying amount  as cost at the date of the transition to IFRS, or at the fair value in accordance with IAS 39.  These changes have no effect on the consolidated financial statements of the Company.

-
IAS 23 "Borrowing Costs" (revised) applies to borrowing costs incurred on qualifying assets for which the commencement date for capitalization is on or  after January 1, 2009.  This standard removes the option of expensing all borrowing  and requires capitalization of the borrowing costs that are directly attributable to the acquisition, construction or production of qualified assets.

-
IFRS 3 "Business Combinations (Revised)" and IAS 27 "Consolidated and Separate Financial Statements" (Revised), become effective for financial years beginning on or after July 1, 2009.  IFRS 3 as revised introduces a number of changes in the accounting for businesses combinations occurring after this date that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results.  IAS 27 as revised requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction.  Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss.  Furthermore the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control o a subsidiary.  Other consequential amendments were made to IAS 7 Statement of Cash Flows, IAS 12 Income Taxes, IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investment in Associates and IAS 31 Interest on Joint Ventures.  The changes by IFRS 3 (Revised) and IAS 27 (Revised) will affect future acquisitions or loss of control and transactions with minority interests.

-	IFRS 2 "Share-based Payments (Revised)”, effective for periods that begin on or after January 1, 2009. This standard clarifies the definition of vesting conditions and cancellations.

Notes to the Consolidated Financial Statements (continued)

-
IAS 1 "Presentation of Financial Statements (Revised)”, effective for periods that begin on or after January 1, 2009.  When this standard is first applied, the disclosures must be made for all comparative periods presented.  This standard requires the grouping of information in the financial statements based on common characteristics and the presentation of a comprehensive income statement.  This standard allows presentation of the income and expense captions, as also comprehensive other income in a comprehensive income statement or, alternatively, presenting two separate statements (a statement of income and a comprehensive income statement).  The names of some financial statements have been changed to clarify their purpose.

-
IAS 32 “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation (Amendments)”, effective for periods that begin on or after January 1, 2009.  This amendment establishes a series of changes with respect to the classification of certain financial instruments as equity or liability, and increase the disclosure requirements for these instruments.  In addition, it requires additional disclosures for negotiable instruments classified as equity.

-
IAS 39 "Financial instruments: Recognition and Measurement – Eligible Hedged Items (Amendment) ", effective for periods that begin on or after July 1, 2009.  This amendment addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations.  This standard clarifies that an entity may designate  the changes in fair value or  cash flows  related to a one-sided risk as the hedged item in an effective relationship.  The standard further clarifies that an inflationary element can be designated as a separable risk, if it is a contractually specified  cash flow.

As of this date, the Company’s management is analyzing the impact that those standards and interpretations not yet approved by the CNC will have on its operations when such standards are approved for application in Peru.

Notes to the Consolidated Financial Statements (continued)

3.	Transactions in Nuevos Soles
Transactions in Nuevos Soles are made at the exchange rates published by the Peruvian Banking and Insurance Superintendence (SBS).  As of December 31, 2008, the exchange rates for Nuevos Soles were S/3.137 for purchase and S/3.142 for sale (S/2.995 for purchase and S/2.997 for sale as of December 31, 2007) and have been applied by the Company to asset and liability accounts, respectively.

As of December 31, 2008, the subsidiary El Brocal had time deposits of S/123,133,000 (S/257,003,000 as of December 31, 2007).  There are no additional significant assets and liabilities denominated in Nuevos Soles as of December 31, 2008 and 2007.

4.	Cash, banks and time deposits
(a)	The table below presents the components of this caption:

	2008	2007
	US$(000)	US$(000)

Cash	468	460
Bank accounts	45,888	27,700
Time deposits (b)	485,671	274,704
Cash balances included in the consolidated statement of cash flows	532,027	302,864
Time deposits with original maturity greater than 90 days (c)	22,725	78,748

	554,752	381,612

(b)	The table below presents the components of time deposits as of December 31, 2008:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 8 to 77 days	From 0.10 to 4.5	453,211
Nuevos Soles	From 30 to 90 days	From 6.75 to 7.20	32,460

			485,671

Notes to the Consolidated Financial Statements (continued)

The table below presents the components of time deposits as of December 31, 2007:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 2 to 90 days	From 4.57 to 5.61	237,500
Nuevos Soles	From 62 to 90 days	From 5.20 to 5.40	37,204

			274,704

(c)	As of December 31, 2008, it mainly corresponds to time deposits maintained by El Brocal:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 91 to 91 days	From 6.10 to 6.10	16,000
Nuevos Soles	From 96 to 182 days	From 5.90 to 6.70	6,725

			22,725

As of December 31, 2007, it mainly corresponds to time deposits maintained by El Brocal:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 91 to 271 days	From 5.05 to 5.30	30,700
Nuevos Soles	From 91 to 228 days	From 5.00 to 5.50	48,048

			78,748

(d)
During 2008, in compliance with the Syndicated Loan Agreement, the Company established an escrow account in a local bank for US$177,811,000.  In accordance with the amendments made to the Syndicated Loan Agreement, see note 14(b), as of December 31, 2008 it was no longer necessary to maintain this additional guarantee.  This deposit no longer secures the long-term debt and as of December 31, 2008 is shown as time deposit.

Notes to the Consolidated Financial Statements (continued)

5.	Trade accounts receivable, net
(a)	The table below presents the components of this caption:

	2008	2007
	US$(000)	US$(000)

Johnson Matthey Limited	22,593	22,522
Consorcio Minero S.A. – CORMIN	12,003	16,825
AYS S.A.	9,738	16,558
Doe Run Perú S.R.L.	7,994	11,324
BHL Perú S.A.C.	5,222	5,224
Votarantim Metais Cajamarquilla S.A.	4,090	5,189
MK Metal Trading Perú S.A.C.	1,590	1,554
Sudamericana Trading S.R.L.	984	2,565
Glencore International A.G.	972	1,752
Trafigura A.G.	221	19,505
Other	5,631	4,522
	71,038	107,540
Provision for doubtful accounts, (b)	(5,372)	-
	65,666	107,540

The accounts receivable are denominated in United States dollars, have current maturities and do not accrue interest.  No specific guarantees have been granted for these obligations.

In Management’s opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk at the date of the consolidated balance sheet.

(b)	The allowance for doubtful accounts had the following movement in 2008:

2008
US$(000)

Opening balance	-
Provision for the period , note 20	5,372

Closing balance	5,372

Notes to the Consolidated Financial Statements (continued)

6.	Inventory, net
(a)	The table below presents the components of this caption:

	2008	2007
	US$(000)	US$(000)

Products in process	11,562	12,333
Finished goods	9,529	7,875
Spare parts and supplies	25,033	16,909
	46,124	37,117
Provision for impairment of value of spare parts and supplies (b)	(2,652)	(1,968)

	43,472	35,149

(b)	The provision for impairment of value of spare parts and supplies had the following movement during the years 2008, 2007 and 2006:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Opening balance	1,968	3,788	5,295
Provision for the period	810	15	138
Reversal of provision, note 24	(16)	(1,049)	(1,389)
Sale	-	(786)	(30)
Write-offs	(110)	-	-
Loss from translation to U.S. dollars	-	-	(226)

Closing balance	2,652	1,968	3,788

In the opinion of Company Management, the provision for impairment of value of spare parts and supplies adequately covers this risk as of the date of the consolidated balance sheet.

Notes to the Consolidated Financial Statements (continued)

7.	Prepaid taxes and expenses
(a)	The table below presents the components of this caption:

	2008	2007
	US$(000)	US$(000)

Income tax credit (c)	21,268	12,723
Value added tax credit	12,048	5,481
Temporary Tax on Net Assets credit	3,234	-
Pre-paid insurance	3,188	1,604
Deferred costs	577	802
Other deferred charges	880	760
	41,195	21,370
Less – Non current portion
Value added tax credit (b)	5,622	5,338

	35,573	16,032

(b)
As of December 31, 2008 and 2007, it mainly includes the value added tax originated by the exploration activities of Minera La Zanja S.R.L..  In Management’s opinion, this credit will be offset with the future value added tax liability to be generated when the exploitation activities begin in the near future.

(c)
This corresponds to income tax prepayments made during the years 2008 and 2007 that were not applied against the current tax due, because of the Buenaventura’s tax-loss carryforwards for those years.  Buenaventura will request the Tax Administration to refund the prepayments corresponding to the year 2007.

Notes to the Consolidated Financial Statements (continued)

8.	Investments in shares
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount

	2008	2007	2008	2007
	%	%	US$(000)	US$(000)

Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	528,330	577,537
Payment in excess of the share in fair value of assets and liabilities, net			17,748	19,599
			546,078	597,136
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.05	18.50	252,242	267,448
Payment in excess of the share in fair value of assets and liabilities, net			81,089	57,960
			333,331	325,408
Investments held at fair value

Other			3,538	9,876

			882,947	932,420

(b)	The table below presents the net share in affiliated companies:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	206,478	97,216	229,787
Sociedad Minera Cerro Verde S.A.A.	134,451	148,533	80,171
Other	-	3,806	3,210

	340,929	249,555	313,168

(c)	The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru) represent the Company’s most significant investments.

The share in their results has been significant in relation to the Company’s net earnings in 2008, 2007 and 2006.

Notes to the Consolidated Financial Statements (continued)

The table below presents the movement in the investments in Yanacocha and Cerro Verde:

	Yanacocha		Cerro Verde

	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Opening balance	577,537	522,568	267,448	231,641
Share in affiliated companies	208,329	98,327	136,854	150,501
Payments for acquisition of additional shares	-	-	4,007	-
Dividends received	(257,536)	(43,650)	(156,067)	(114,694)
Other	-	292	-	-

Ending balance	528,330	577,537	252,242	267,448

The table below presents the movement in the payments in excess of the share in the fair value of assets and liabilities acquired from Yanacocha and Cerro Verde:

	Yanacocha		Cerro Verde

	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Opening balance	19,599	20,710	57,960	59,928
Amount paid in excess of the fair value of assets and liabilities	-	-	25,532	-
Amortization of excess amount paid	(1,851)	(1,111)	(2,403)	(1,968)

Ending balance	17,748	19,599	81,089	57,960

Reinvestment programs -

Mining companies can obtain a tax benefit (“Reinvestment Credit”) by applying retained earnings to investment programs oriented towards attaining increased production levels (“Reinvestment Programs”).  Reinvestment credits are obtained by means of an application approved by the Ministry of Energy and Mines, which must guarantee 80 percent of the amount reinvested by mining companies.

Yanacocha restricted its earnings by US$189,600,000 in accordance with its reinvestment program for the 2002-2004 period.  Also, according to current tax regulations, Yanacocha capitalized this amount in 2007, which cannot be reduced in the four years following capitalization.

In addition, Cerro Verde restricted its earnings for US$800,000,000 in accordance with its reinvestment program for the 2004-2007 period.  According to current tax regulations, the restricted earnings of Cerro Verde were transferred to a restricted earnings equity account and will be transferred to the capital stock once the Ministry of Energy and Mines approves the investment.

Notes to the Consolidated Financial Statements (continued)

Summary of financial information based on the financial statements of Yanacocha and Cerro Verde-
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha			Cerro Verde

	2008	2007	2006	2008	2007	2006
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	1,895,681	1,895,884	1,825,457	1,983,572	2,010,776	1,637,584
Total liabilities	682,893	569,559	629,049	659,397	565,034	385,405
Shareholders’ equity	1,212,788	1,326,325	1,196,408	1,324,175	1,445,742	1,252,179

Results
Total income	1,612,618	1,093,347	1,560,899	1,835,911	1,794,559	667,671
Operating income	668,877	315,835	763,790	1,099,162	1,270,514	524,875
Net income	476,462	229,915	531,485	718,433	813,554	445,370

Notes to the Consolidated Financial Statements (continued)

9.	Mining concessions and property, plant and equipment, net
The table below presents the movement in cost and accumulated depreciation during year 2008:

	Opening balance	Additions	Retirements	Sales	Transfers	Closing balance
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	2,501	-	-	-	30	2,531
Mining land	7,215	-	-	-	-	7,215
Mining concessions	106,927	9,967	-	-	-	116,894
Buildings, construction and other	146,239	232	(148)	(86)	27,236	173,473
Machinery and equipment	186,130	24,201	(458)	(742)	6,431	215,562
Transportation units	7,717	490	(49)	(660)	756	8,254
Furniture and mixtures	12,593	668	(3)	(1)	589	13,846
Works in progress	34,154	22,801	(2,222)	-	(35,042)	19,691
Mine closure costs	24,896	3,136	-	-	-	28,032
	528,372	61,495	(2,880)	(1,489)	-	585,498

Accumulated depreciation and amortization
Mining land	4,951	620	-	-	-	5,571
Mining concessions	41,622	6,848	-	-	-	48,470
Buildings, construction and other	82,371	15,731	(111)	(76)	(2)	97,913
Machinery and equipment	134,347	18,425	(380)	(572)	2	151,822
Transportation units	4,994	869	(49)	(646)	-	5,168
Furniture and mixtures	1,945	886	-	-	-	2,831
Mine closure costs	13,150	2,224	-	-	-	15,374
	283,380	45,603	(540)	(1,294)	-	327,149

Provision for impairment of long-term assets
Mining concessions, note 11	-	2,387	-	-	-	2,387
Property, plant and equipment, note 11	-	8,664	-	-	-	8,664
	-	11,051	-	-	-	11,051
Net cost	244,992					247,298

Notes to the Consolidated Financial Statements (continued)

Mining concessions -
The table below presents the movement of the cost and accumulated amortization of the mining concessions by mining units:

	Balance as of January 1, 2008	Additions	Balance as of December 31, 2008
	US$(000)	US$(000)	US$(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	51,138	-	51,138
Inversiones Colquijirca S.A.	36,286	-	36,286
Inversiones Mineras del Sur S.A.	11,662	-	11,662
Sociedad Minera El Brocal S.A.A.	3,405	9,967	13,372
Minas Poracota S.A.	2,864	-	2,864
Minera Paula 49 S.A.C.	1,572	-	1,572
	106,927	9,967	116,894

Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	26,167	2,359	28,526
Inversiones Colquijirca S.A.	10,806	1,025	11,831
Inversiones Mineras del Sur S.A.	1,845	2,584	4,429
Sociedad Minera El Brocal S.A.A.	1,550	218	1,768
Minas Poracota S.A.	125	431	556
Minera Paula 49 S.A.C.	1,129	231	1,360
	41,622	6,848	48,470
Provision for impairment of mining concessions
Inversiones Mineras del Sur S.A., note 11	-	2,387	2,387
	-	2,387	2,387

	65,305		66,037

Work in progress -
In 2008 the Company had works in progress related mostly to US$3,013,000 for construction of the zinc-silver circuit, US$2,111,000 for construction of a mill in Uchucchacua and US$3,988,000 for construction of a transmission line in Huancarama, in Orcopampa.  El Brocal had works in progress related mostly to US$1,540,000 for the expansion of tailings fields No. 6 and 7, and US$997,000 for optimization of the Río Blanco – Jupayragra Hydroelectric Power Station.  The Company’s Management expects these works in progress to be concluded during the year 2009.

Notes to the Consolidated Financial Statements (continued)

10.	Mine development costs, net
The table below presents the movement in the cost and accumulated amortization by mining units:

	Balance as of January 1, 2008	Additions	Balance as of December 31, 2008
	US$(000)	US$(000)	US$(000)
Cost
Orcopampa	49,594	5,814	55,408
Uchucchacua	35,650	3,032	38,682
Poracota	24,002	5,759	29,761
La Llave	515	24,598	25,113
Antapite	18,917	79	18,996
Recuperada	2,942	2,418	5,360
Julcani	803	1,382	2,185
Ishihuinca	1,027	-	1,027
Shila y Paula	815	55	870
Mine closure costs	12,841	13,613	26,454
	147,106	56,750	203,856

Accumulated amortization
Orcopampa	16,548	9,873	26,421
Uchucchacua	22,202	2,989	25,191
Antapite	15,061	2,209	17,270
Poracota	1,049	3,586	4,635
Ishihuinca	994	27	1,021
Shila y Paula	204	611	815
Recuperada	318	294	612
Mine closure costs	6,543	3,775	10,318
	62,919	23,364	86,283

Provision for impairment of mine development costs
Poracota	-	1,085	1,085
Antapite	-	1,726	1,726
Recuperada	-	4,748	4,748
	-	7,559	7,559

Net cost	84,187		110,014

Notes to the Consolidated Financial Statements (continued)

Project for the expansion of El Brocal operations (La Llave) -

On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  The project involves setting up the open pit, expanding the level of operations, modernizing the Huaraucaca concentrator plant and adapting those services required to support the new production capacity.

As of December 2008 and 2007, El Brocal had executed the following works related to the project to expand operations:

	2008	2007
	US$(000)	US$(000)

Mine development	14,988	-
Concentrator plant	4,395	-
Feasibility study	1,321	515
Construction of Huachuacaja tailings area	635	-
Other minor activities	272	-

	21,611	515

11.	Provision for impairment of long-term assets

The table below presents the components of the loss from impairment of long-term assets recorded by Buenaventura and subsidiaries:

Cash-generating unit	Mining concessions and property, plant and equipment	Mine development costs	Total
	US$(000)	US$(000)	US$(000)

Poracota	-	1,085	1,085
Antapite	8,928	1,726	10,654
Recuperada	2,123	4,748	6,871

Total	11,051	7,559	18,610

The book value of the items denominated mining rights and property, plant and equipment, and  development costs have been reduced to their estimated realizable value by recognizing an impairment loss of US$18,610,000 which is shown in the “Provision for impairment of long-term assets” caption in the consolidated statement of income.

Notes to the Consolidated Financial Statements (continued)

As part of  the process of assessing the recoverability of its long-term assets’ book value, the Company has identified significant changes  in the estimated future income (mainly by the reduction of ore reserves in some mining units and the decrease of base metal prices) for the Poracota, Antapite and Recuperada cash generating units, resulting in their book value  exceeding their recoverable amount.

Assessing the impairment of long-term assets involves comparing their respective book values with their recoverable values.  The recoverable value of assets is the greater of its fair value less the costs of sale or its value in use.

The recoverable value used in assessing the Recuperada unit is the fair value of the assets located in this unit less the associated costs of sale.  To establish this value, an independent consulting firm specializing in asset appraisal was contracted.

The recoverable value used in assessing the Antapite and Poracota units is their value in use.  The Company estimates the value in use of its long-term assets using a discounted cash-flow model.  Cash flow was projected for the useful life of the mining units based on Management’s expectations.  This period depends on variables, including the mineral reserves of each unit.

The following assumptions have been used for calculating the value in use:

(i)
Production volumes: the production volumes of the Poracota and Antapite units are substantiated by the reserves and resources audited as of December 31, 2008, considering Management’s production plan for the coming years.  According to such reserves, the Poracota unit has a production horizon of four years and Antapite of one year.  Management believes that there will no be significant changes in estimated production volumes that would result in the present value of long-term assets exceeding their recoverable amount.

(ii)
Discount rates: Future cash flows have been adjusted according to the specific risk assigned to this type of asset and discounted at a pre-tax rate of 8.32 percent.  The discount rate used is the Weighted Average Cost of Capital (WACC).  Management believes that there will no be significant changes in the discount rate that could increase the impairment loss.

(iii)	Metals prices: The Company has used future metals prices (forward metal prices) obtained from the average of estimates made by foreign investment banks.

(iv)
Operating costs: The Company has projected its operating costs in relation to its cost structure as of the date of the balance sheet.  Management believes that there will no be significant changes in estimated operating costs considered that could increase the impairment loss.

In the opinion of the Company’s management, the provision for impairment of long-term assets adequately covers the risk of impairment as of the date of the consolidated balance sheet.

Notes to the Consolidated Financial Statements (continued)

12.	Trade accounts payable

Trade accounts payable arise mainly from the acquisition of material, supplies and spare parts.  These obligations are mostly denominated in U.S. dollars, have current maturities and do not accrue interest.  No specific guarantees have been granted for these obligations.

13.	Other liabilities

The table below presents the components of this caption:

	2008	2007
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects	83,485	57,889
Remuneration and similar benefits payable	15,652	16,841
Stock appreciation rights	14,024	37,803
Employee profit sharing payable	8,421	13,863
Accounts payable to partner	7,755	2,982
Provision for environmental liabilities	7,013	6,448
Taxes payable	5,366	7,142
Provision for labor contingencies	4,198	3,708
Royalties payable to the Peruvian State	1,712	4,079
Voluntary mining contribution payable	1,556	2,601
Royalties payable to third parties	1,535	1,609
Interest payable	1,127	-
Dividends payable	919	972
Provision payable to investor	-	3,983
Other liabilities	8,790	9,211
	161,553	169,131

Less - Long-term portion
Provision for closure of mining units and exploration projects	70,595	45,094
Stock appreciation rights	12,058	22,229
Accounts payable to partner (*)	7,755	2,982
Provision for environmental liabilities	6,328	1,503
Notes payable	-	500
	96,736	72,308

Current portion	64,817	96,823

(*)
This corresponds to accounts payable by the Minera La Zanja S.R.L. subsidiary to its partner, Newmont Peru S.R.L.,  as a result of works related to the pre-operating stage that are expected to be capitalized in the medium term.

Notes to the Consolidated Financial Statements (continued)

Provision for closure of mining units and exploration projects -
The table below presents the movement of the provision for closure of mining units and exploration projects:

US$(000)

Balance as of January 1, 2006	26,922
Disbursements	(4,549)
Additions and changes in estimates	28,379
Accretion expense	3,535

Balance as of January 1, 2007	54,287
Disbursements	(3,471)
Additions and changes in estimates	4,617
Accretion expense	2,456

Balance as of December 31, 2007	57,889
Disbursements	(8,186)
Additions as budgeted in new operating areas	27,517
Accretion expense	6,265

Balance as of December 31, 2008	83,485

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2008 and 2024.  Estimates of the costs for closure of mining units are based on studies prepared by independent advisers that meet the environmental regulations in effect.  The provision for closure of mining units corresponds mostly to activities that must be carried out for restoring the mining units and areas affected by operating activities.  The principal works to be performed correspond to earthworks, revegetation efforts and dismantling of the plants.  Closure budgets are reviewed regularly to take into account any significant change in the studies conducted.  Nevertheless, the closure costs of mining units will depend on the market prices for the closure works required, which will reflect future economic conditions.  Also, the time when the disbursements will be made depends on the useful life of the mine, which will be based on future metals prices.

As of December 31, 2008, the future value of the provision for closure of mining units and exploration projects was US$119,758,000, which has been discounted using the adjusted annual risk-free rate of 8.32 percent, resulting in a liability of US$83,485,000.  The Company believes that this liability is sufficient to comply with the environmental protection laws in effect approved by the Ministry of Energy and Mines.

Notes to the Consolidated Financial Statements (continued)

Stock Appreciation Rights -
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

In 2007, the Company changed the valuation method used to estimate the fair value of its liabilities for compensation to management from the Black-Scholes–Merton model to the Turnbull & Wakeman model.  Pursuant to IFRS 2 "Share-based Payments", the Company changed the valuation methodology after determining that the Turnbull & Wakeman method would produce a better estimate of the fair value of the liabilities by compensation to management considering the compensations structure adopted by the Company.  The effect of this change in estimating the year-2006 profit was not material.

The table below presents the principal assumptions used by the Company to estimate the fair value as of December 31, 2008 and 2007:

	2008		2007

Historical volatility		48.25%		47.90%
Risk-free interest rate		0.39%		3.25%
Dividend yield		1.34%		1.44%
Period covered by the program	10 years		8 years
Market value of the shares at closing:
Before stock split (2007)	$	US19.92	$	US54.65
After stock split, note 15(f)	$	US19.92	$	US27.33

Notes to the Consolidated Financial Statements (continued)

The table below presents the movement of the shares subject to the compensation program for the years 2008 and 2007:

Before stock split effect

	Number of shares
	_______________________________
	2008	2007

Opening balance	2,258,600	2,230,000
Granted during the year	363,000	400,000
Settled during the year	(398,800)	(371,400)
Expired during the year	(10,000)	-
Final balance before stock split	2,212,800	2,258,600
Effect of stock split, note 15(f)	2,212,800	-
Final balance before stock split	4,425,600	2,258,600

After stock split effect

	Number of shares
	_______________________________
	2008	2007

Opening balance	4,517,200	4,460,000
Granted during the year	726,000	800,000
Settled during the year	(797,600)	(742,800)
Expired during the year	(20,000)	-
Final balance including stock split	4,425,600	4,517,200

The expiries of shares per year are as follows: 729,200 in 2009; 579,900 in 2010; 569,034 in 2011; 641,470 in 2012; 660,364 in 2013 and 1,245,632 thereafter.

The average prices for the stock appreciation rights granted and expiring in the months of January 2008 and 2007 were US$54.65 and US$53.04 per share, respectively (US$27.33 and US$26.52, respectively, considering the effect of the stock split).

Notes to the Consolidated Financial Statements (continued)

The table below presents the movement of the stock appreciation rights for the years 2008 and 2007:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Opening balance	37,803	14,214	17,291
Provisions (recovery) for the year, note 20	(7,678)	28,666	4,519
Payments made during the year	(15,574)	(5,077)	(7,306)
Programs expired during the year	(527)	-	(885)
Gain on translation to US dollar	-	-	595

	14,024	37,803	14,214
Less - non-current portion	12,058	22,229	9,135

Current portion	1,966	15,574	5,079

Notes to the Consolidated Financial Statements (continued)

14.	Long-term debt
(a)	The table below presents the detail of long-term debt as of December 31, 2008 and 2007:

	Original amount	Guarantee	Annual interest rate	Maturities	2008	2007
	US$ (000)				US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Syndicated Loan Agreement (b)	450,000	None	Three-month LIBOR plus 2.25% (4.47% as of December 31, 2008)	Quarterly maturities from February 2009 to May 2013	264,000	-
Banco de Crédito del Peru (d)	75,000	Secured interest of US$13,748,000 on machinery and equipment and surety bonds of US$14,000,000	Three-month LIBOR plus 0.85% (3.07% as of December 31, 2008)	Quarterly maturities from March 2009 to June de 2010	56,250	75,000

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	9,000	None	Three-month LIBOR plus 1.25% (4.06% as of December 31, 2008)	Quarterly maturities from March 2009 to June 2012	7,000	9,000

Contacto Corredores de Seguros S.A.
Mitsui – Masa Leasing	57	None	8.71%	Monthly maturities from March 2008 to February 2011	41	-

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Peru	376	Goods leased	5.34%	-	4	119
					327,295	84,119

Non-current portion					(229,105)	(63,250)

Current portion					98,190	20,869

Notes to the Consolidated Financial Statements (continued)

(b)
On February 20, 2008, Buenaventura signed a Syndicated Bridge Loan Agreement for the amount of US$450,000,000 with a syndicate of banks led by Banco de Crédito del Perú (the agent bank) with an interest rate of 90 day Libor plus 2.25% nominal annual (4.47 per cent as of December 2008).  The loan proceeds was used to pay clients to release the commitments in sales contracts that Buenaventura held as of such date (see note 17(a)) and to pay its financial obligations assumed during 2008, prior to obtain the syndicated bridge loan, which was repaid in May of 2008 with funds provided by a new loan.

On May 21, 2008 Buenaventura signed a Syndicated Loan Agreement for US$450,000,000.  The Banco de Crédito del Perú (BCP) was designated as Administrative Agent on behalf of the bank syndicate.  The main clauses provided in the syndicated agreement include the following:

(i)	The loan is structured according to the source of funding as follows:

	US$(000)%

Local banks	200,000	44.45
Foreign banks	250,000	55.55

	450,000	100.00

(ii)	The loan accrues a 90 day Libor plus 2.25% nominal (4.47 percent as of December 31, 2008). The principal amount may only be prepaid on each of the programmed quarterly maturity dates.

(iii)	The loan has been granted for a five-year period. The amortization of the principal amount shall be made in 20 quarterly payments of US$22,500,000 starting August 27, 2008 and ending May 27, 2013.

(iv)
Compañía Minera Condesa S.A. (hereinafter “Condesa”) signed the Syndicated Loan Agreement as guarantor for Buenaventura.  For such effect, Condesa granted the Agent bank a pledge over its ADS (Pledged Securities), which were held in the Bank of New York.  The pledge affects 21,130,260 ADS of Buenaventura, which should have a market value of at least 1.25 times the remaining balance of the principal of the loan.  If the market value of the pledge falls to levels below 1.25 times the remaining balance of the principal, the Company commits to grant additional pledges up to the value of at least 1.50 times the remaining balance of the principal.

In compliance with this clause of the agreement, during the year 2008 Buenaventura established an escrow account for US$177,811,000.  See note 4(d).  In December 2008, Condesa, Buenaventura and the lead bank signed an addendum to the Syndicated Loan Agreement denominated Consent and Amendment, which releases the entire lien on the ADS for pledged securities, consequently releasing the collateral cash deposit that had been kept in the escrow account to that date.

Notes to the Consolidated Financial Statements (continued)

(v)	Buenaventura agrees to not enter into derivative contracts for speculative purposes as defined in the International Financial Reporting Standards.

(vi)
Buenaventura agrees to maintain a Debt Ratio financial index of less than 3.5 as of the end of each quarter.  This ratio is determined by dividing Buenaventura’s consolidated financial debt by the sum of the consolidated EBITDA and the collection of dividends for the twelve-month period following the calculation date.  As of December 31, 2008 the Debt Ratio was 0.42.

In the opinion of Buenaventura’s Management, as of the date of submitting the financial statements, the Company has duly complied with all of the obligations assumed under the Syndicated Loan Agreement.

(c)
In August, September and November 2008, Buenaventura prepaid US$49,500,000, US$38,475,000 and US$60,000,000, respectively, with no additional charges for penalties.  These prepayments caused the quarterly installments to be reprogrammed from US$22,500,000 to US$20,025,000 for the installment for August 2008, to US$18,000,000 for the installment for November 2008 and to  US$14,667,000 for the installments up to May 2013.

(d)
In June 2007, Buenaventura obtained a loan from Banco de Crédito del Perú for the amount of US$75,000,000 in order to partially finance the payments in connection with the release of the fixed price component in the trade contracts entered into in 2007, as explained in note 17.  This loan carries a three month Libor interest rate plus 0.85 per cent.  Secured interests of US$13,748,000 have been granted on machinery and equipment, as well as US $14,000,000 in surety bonds.

Notes to the Consolidated Financial Statements (continued)

(e)	The long-term debt held by Buenaventura and its subsidiaries matures as follows:

Period	US$(000)

2009	98,190
2010	79,439
2011	60,667
2012	59,667
2013	29,332
327,295

Current portion	(98,190)

Non current portion	229,105

(f)	The interest expense (interest and prepayment penalties related to the Syndicated Loan Agreement amounts to US$20,992,000 for the period ended December 31, 2008.

15.	Shareholders’ equity, net
(a)	Capital stock -
Common shares with voting rights represent 100 percent of the Company’s issued capital.  The table below presents the components of the capital stock as of December 31, 2008 and 2007:

	2008				2007
	Number of shares	Nominal value	Capital stock	Capital stock	Number of shares	Nominal value	Capital stock	Capital stock
		S/(000)	S/(000)	US$(000)		S/(000)	S/(000)	US$(000)

Common shares	274,889,924	2,748,899	2,748,899	813,162	137,444,962	549,780	646,378	188,393
Treasury shares	(21,130,260)	(211,303)	(211,303)	(62,622)	(10,565,130)	(42,261)	(49,623)	(14,463)

	253,759,664	2,537,596	2,537,596	750,540	126,879,832	507,519	596,755	173,930

The market value of common shares amounted to US$20.22 as of December 31, 2008 (US$28.26 as of December 31, 2007) and it presented a trading turnover of 80 per cent (84 per cent as of December 31, 2007).

(b)	Investment shares -
Investment shares do not have voting rights or participate in shareholders’ meetings but do participate in the distribution of dividends.  The table below presents the components of investment shares as of December 31, 2008 and 2007:

	2008				2007
	Number of shares	Nominal value	Investment shares	Investment shares	Number of shares	Nominal value	Investment shares	Investment shares
		S/(000)	S/(000)	US$(000)		S/(000)	S/(000)	US$(000)

Investment shares	744,640	7,446	7,446	2,161	372,320	1,489	1,749	510
Treasury investment shares	(61,976)	(619)	(619)	(142)	(30,988)	(124)	(127)	(37)

	682,664	6,827	6,827	2,019	341,332	1,365	1,622	473

The market value of investment shares amounted to US$13.69 as of December 31, 2008 (US$20.91 as of December 31, 2007) presented a trading turnover of 19 per cent (21 per cent as of December 31, 2007).

Notes to the Consolidated Financial Statements (continued)

(c)	Legal reserve -
The Peruvian Corporations Law (Ley General de Sociedades) requires that a minimum of ten percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20 percent of the capital stock.  This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to replenish it.

For the year ending December 31, 2008, Buenaventura increased its legal reserve by the amount of US$15,328,000, which has been set aside from the net profit corresponding to the 2008 period.

(d)	Dividends declared and paid -
The table below presents the dividends declared and paid in 2008, 2007 and 2006:

Meeting	Date	Dividends declared	Dividend per share
		US$	US$

2008 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	30,320,000	0.11
Board of Directors’ Meeting	October 30	24,806,000	0.09
Less – dividends granted to Condesa		(4,238,000)
		50,888,000
2007 Dividends
Mandatory Annual Shareholders’ Meeting	March 28	50,992,000	0.37
Board of Directors’ Meeting	October 26	24,806,000	0.18
Less – dividends granted to Condesa		(5,826,000)
		69,972,000
2006 Dividends
Mandatory Annual Shareholders’ Meeting	March 30	30,320,000	0.22
Board of Directors’ Meeting	October 30	34,454,000	0.25
Less – dividends granted to Condesa		(5,007,000)
		59,767,000

Notes to the Consolidated Financial Statements (continued)

As of December 31, 2008, the effect of declared and paid dividends by two subsidiaries to minority shareholders, is made up as follows:

	2008	2007
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	23,338	17,055
S.M.R.L. Chaupiloma Dos de Cajamarca	13,937	9,144
	37,275	26,199

(e)	Capitalization of retained earnings -
The Mandatory annual Shareholders’ Meeting held March 27, 2008, agreed to increase the nominal value of the common and investment shares from S/4.00 to S/20.00 each.  For this, the Meeting approved the following capitalizations:

(i)
Capitalization of results from exposure to inflation as of December 31, 2004  accumulated of capital stock and investment shares amounting to S/96,858,000 (US$28,230,000).  As of capitalization date, results from exposure to inflation was included as part of capital stock.  As a consequence, no additional movement was required in the consolidated statement of changes in shareholders’ equity.

(ii)
Capitalization of retained earnings amounting to S/2,108,219,000 (US$626,421,000) increased the capital stock and investment shares accounts by US$576,610,000 (net of treasury stock for US$48,160,000) and US$1,546,000 (net of treasury stock for US$105,000), respectively.

As a result of the capitalizations, the nominal value of treasury shares (common and investment) increased from US$14,499,000 to US$62,764,000 (an increase of US$48,265,000).  In compliance with accounting standards, the Company shows the nominal value of treasury shares net of the capital stock.  See note 26 (b).

(f)	Stock Split -
In the General Shareholders Meeting held March 27, 2008, shareholders agreed that once the capitalization of retained earnings described in paragraph (e) and registered in Peru’s public registries, these would be split by changing the nominal value of common and investment shares from S/20.00 to S/10.00.

Notes to the Consolidated Financial Statements (continued)

The Board of Directors in its session of July 1, 2008 agreed on the schedule to carry out this splitting of Company shares.  According to this schedule, the date of registration of the operation was July 18, 2008.  As from July 21, 2008 the Lima Stock Exchange traded the new number of shares effective as of such date (254,442,328 shares made up by 253,759,664 common shares and 682,664 investment shares) and as from July 23, 2008 the New York Stock Exchange did the same.

16.	Tax Situation
(a)	The Company and its subsidiaries are subject to the Peruvian tax system. As of December 31, 2008, the income tax rate was 30 percent on taxable income.

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

(b)
During the four years following the year of filing tax returns the tax authorities have the power to review and, as applicable, correct the income tax computed by the Company.  The Income Tax and Value Added Tax (IGV) returns for the following years are open to review by Tax Authorities:

Entity	Years open to review by Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2006, 2007 and 2008
Buenaventura Ingenieros S.A.	2004, 2005, 2006, 2007 and 2008
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	2004, 2005, 2006, 2007 and 2008
Compañía Minera Condesa S.A.	2004, 2005, 2006, 2007 and 2008
Compañía Minera Colquirrumi S.A.	2004, 2005, 2006, 2007 and 2008
Consorcio Energético de Huancavelica S.A.	2004, 2005, 2007 and 2008
Contacto Corredores de Seguros S.A.	2004, 2005, 2006, 2007 and 2008
Inversiones Colquijirca S.A.	2004, 2005, 2006, 2007 and 2008
Sociedad Minera El Brocal S.A.A.	2004, 2005, 2006, 2007 and 2008
Minas Conga S.R.L.	2004, 2005, 2006, 2007 and 2008
S.M.R.L. Chaupiloma Dos de Cajamarca	2004, 2006, 2007 and 2008
Minera La Zanja S.R.L.	2004, 2005, 2006, 2007 and 2008

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits that will perform will result in increased liabilities for the Company.  For that reason any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined.  However, in Management's opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2008.

Notes to the Consolidated Financial Statements (continued)

Buenaventura -
Buenaventura’s Income Tax Returns for the 2000 and 2003 periods have been audited by Tax Authorities.  As a result of the aforesaid, the Tax Administration has issued assessments denying recognition of Buenaventura’s tax-loss carryforwards reported as of December 31, 2000 and 2003 amounting to S/177,822,000 (US$51,828,000) and S/49,652,000 (US$14,472,000), respectively.  The principal objection is against having considered certain non-taxable income – dividends and income originating from application of the equity accounting method – as taxable income for the purpose of determining tax-loss carryforwards.  In Management's opinion, this interpretation has no legal basis, for which reason Buenaventura could obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

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

Cedimin -
Cedimin´s Income Tax Return for the 2002 period has been audited by the Tax Administration.  As a result, the Tax Administration has issued assessments modifying the tax-loss carryforward declared by Cedimin.  The principal objection is against having considered Cedimin´s loss of S/27,129,000 (US$7,907,000) on the sale of Minera Huallanca S.A.C. and Minera Yanaquihua S.A shares as non-deductible.  In the opinion of Cedimin´s Management, this interpretation has no legal basis, for which reason Cedimin would obtain a favorable result in the tax claim procedure initiated against the above-indicated assessment.

Condesa -
Condesa´s Income Tax Returns for the 2000, 2001 and 2003 periods have been audited by the Tax Administration.  As a result of the aforesaid, the Tax Administration has issued assessments reducing the tax-loss carryforwards from previous years, which Condesa had reported in those periods, by S/1,359,000 (US$396,000), S/16,087,000 (US$4,545,000) and S/ 13,892,000 (US$4,049,000) respectively.  In addition, with respect to the 2001 Income Tax Return, the Tax Administration has issued a resolution determining a tax omission of S/1,153,000 (US$336,000) and a resolution imposing a fine of S/573,000 (US$167,000), mainly as consequence of the reduction of the tax loss originating from 2000.  For these periods, the principal objection is against having considered non-taxable income (dividends) as taxable for purposes of determining the tax-loss carryforward.  In the opinion of Condesa´s Management, this interpretation has no legal basis, for which reason Condesa would obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

Notes to the Consolidated Financial Statements (continued)

Sociedad Minera El Brocal S.A.A. -
The Tax Administration has audited the Income Tax Returns of Sociedad Minera El Brocal S.A.A. (“El Brocal”) corresponding to the 2000 and 2003 tax period, and issued Tax Assessments Resolutions amounting to S/ 2,112,000 and S/2,292,000, respectively, due to their objection to certain expense deductions in both periods.  El Brocal has not accepted the aforementioned tax assessments and, therefore, filed tax claims against them.  In the opinion of El Brocal´s Management, the Tax Administration’s interpretation fails to have the necessary legal grounds and, consequently, the results of the tax claims are expected to be favorable to El Brocal.

(c)
As of December 31, 2008 and 2007, the tax-loss carryforward determined by Buenaventura amounts to approximately S/1,694,130,000 and S/486,168,000, respectively (equivalent to US$539,188,000 and US$154,732,000), arising mainly from the release of the  fixed prices in its commercial sales contracts.  This loss can be used to offset taxable income obtained in subsequent periods without expiration.  As allowed by the Income Tax Law, Buenaventura has chosen a system for offsetting this loss with an annual cap equivalent to 50 percent of net future taxable income, until exhausting this amount.  The amount of the tax-loss carryforward is subject to the results of the audits mentioned in the previous paragraph (b).

Buenaventura has decided to recognize a deferred income tax asset insofar as there it is more likely than not that the tax-loss carryforward can be used to offset future net income.

Notes to the Consolidated Financial Statements (continued)

17.	Net sales and sales commitments
The Company’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold.
The table below presents the net sales to customers by geographic region:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)
Net sales by geographic region
Peru	356,309	346,704	294,375
America	173,898	219,220	70,196
Europe	153,701	97,960	86,919
Asia	41,197	66,540	57,497
Africa	14,080	-	-
Oceania	7,725	279	23,459
	746,910	730,703	532,446
Services rendered
Peru	19,693	16,318	15,626

	766,603	747,021	548,072

The table below presents the net sales to customers by product type:

Net sales by product
Gold	319,643	270,016	125,838
Silver	18,547	14,471	5,157
	338,190	284,487	130,995
Concentrates:
Gold	32,056	13,745	4,552
Silver	139,577	114,445	186,819
Zinc	112,353	174,980	169,215
Copper	34,792	3,339	577
Lead	89,942	139,707	40,288
	408,720	446,216	401,451

Services rendered
Peru	19,693	16,318	15,626

	766,603	747,021	548,072

Notes to the Consolidated Financial Statements (continued)

(a)
In March and May of 2007, Buenaventura agreed with six of its customers upon the release of commitments to commercial contracts to sell 971,000 ounces of gold at fixed prices.  This agreement to release the commitments in commercial contracts resulted in Buenaventura paying these customers US$315,726,000, with a charge to results for the period and reversing the liability for executory gold contracts  of US$129,804,000, with a credit to income of the period.  The net effect amounting to US$185,922,000 is presented in the consolidated statement of income.

In January and February of 2008, Buenaventura revised the sales contracts with other customers, to release the commitments on sales contracts to be able to sell the committed gold ounces at market prices in force between the years 2010 – 2012, in accordance with Buenaventura’s gold availability.

As consequence of the aforementioned, Buenaventura was released from the obligation to sell 922,000 ounces of gold at fixed prices, varying between US$345 and US$451 per ounces of gold; thus, they will be sold at the market price in force on the date of the physical delivery of the gold committed.

For these transactions, Buenaventura has made a payment of US$517,143,000 (US$82,592,000 in January 2008 and US$434,551,000 in February 2008, respectively) and recorded a decrease in the liability corresponding to the executory gold delivery contracts liability amounting to US$102,008,000 with credit to income of the period.  The resulting net loss of US$415,135,000 is presented in the Net loss from release of commitments in sales contracts caption in the consolidated statements of income for the period ended December 31, 2008.

(b)	As of December 31, 2008, Buenaventura has been released of commitments (related to quantity, date and price) on all the sales contracts entered into for the sale of ounces of gold.

Embedded derivative -
The Company’s sales based on a provisional sales price contain an embedded derivative, which is required to be bifurcated from the host contract.  The host contract is the sale of the metals contained in the concentrates at the current spot LME price.  The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period.  At December 31, 2008 and 2007, the Company had consolidated embedded derivatives based on forward prices for the expected settlement dates.  Final prices on these sales will be established over the next several months pursuant to terms of sales contracts.  The impact of fluctuations in the forward prices used for these derivatives through the settlement date is reflected as derivative gains and losses in revenues.  Concentrate sales include adjustments to the provisional sale value resulting from changes in the fair value of the embedded derivative.  These adjustments resulted in reducing sales by US$3,969,000 and US$5,984,000 in 2008 and 2007; respectively.  See note 28.

Concentration of sales –
In 2008, the three most important customers represented 20%, 16% and 15% of total sales (22%, 14% and 10% of total sales in 2007).  As of December 31, 2008, 47% of the accounts receivable are related to these customers (47% as of December 31, 2007).

Notes to the Consolidated Financial Statements (continued)

18.	Costs of Sales, without considering depreciation and amortization
The table below presents the components of this caption:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Opening balance of products in process, note 6(a)	12,333	10,286	9,346
Opening balance of finished goods, note 6(a)	7,875	6,862	16,279
Consumption of materials and supplies	64,401	49,684	41,053
Direct labor	48,264	35,853	28,154
Services provided by third parties	48,622	29,450	27,996
Transport	9,364	6,578	5,364
Electricity and water	13,988	9,836	8,767
Other production expenses	65,396	51,698	25,710
Provision for inventory impairment, Note 6(b)	2,652	1,968	3,788
Final balance of products in process, note 6(a)	(11,562)	(12,333)	(10,286)
Final balance of finished goods, note 6(a)	(9,529)	(7,875)	(6,862)

	251,804	182,007	149,309

Notes to the Consolidated Financial Statements (continued)

19.	Exploration in operating units
The table below presents the components of this caption:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Exploration expenses
Orcopampa	13,493	9,047	10,853
Uchucchacua	11,518	8,913	11,847
Antapite	9,684	6,017	3,275
Shila	8,261	4,780	4,908
Poracota	5,892	3,217	-
Julcani	3,808	1,491	1,881
Recuperada	2,963	2,756	1,396
Ishihuinca	1,384	1,607	4,104

	57,003	37,828	38,264

20.	General and administrative expenses
The table below presents the components of this caption:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Stock appreciation rights, note 13	(7,678)	28,666	3,634
Personnel expense	18,117	12,820	12,010
Sundry expenses	8,647	6,619	6,201
Professional fees	6,201	6,512	6,102
Allowance for doubtful accounts, note 5	5,372	-	-
Board of Directors’ participation	2,091	2,072	5,940
Insurance	738	769	794
Supplies	597	433	631
Maintenance	303	589	585
Amortization of other assets	261	261	261
Rent	258	464	481

	34,907	59,205	36,639

Notes to the Consolidated Financial Statements (continued)

21.	Exploration in non-operating areas
The table below presents the components of this caption:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Outside of mining units
La Zanja Project	8,446	1,583	4,449
Mallay Project	8,002	4,279	1,802
Breapampa Project	3,259	4,256	-
El Milagro Project	2,936	6,804	1,946
Trapiche Project	2,701	3,009	2,820
la Llave Project	2,591	2,558	-
Soras Poracota Project	2,426	852	771
San Francisco Project	2,118	-	-
Hatun Orco Project	2,109	1,272	2,546
San Francisco (Argentina)	1,495	369	-
Chucapaca Project	1,786	-	-
Anamaray Project	1,051	799	324
Argentina Project	428	942	167
El Faique Project	401	748	721
Los Pircos-Cirato Project	191	1,049	3,442
Pampa Andino Project	67	481	933
Llillinta Project	27	827	-
Tinyaclla Project	5	107	4,450
Hueso Sur Project	3	360	346
Sausa Layo-Norte Project	-	1,733	3,386
Consolidado de Hualgayoc Project	-	838	-
Other minor projects	4,522	175	442
	44,564	33,041	28,545
In mining units
Marcapunta	10,667	9,881	6,002
Recuperada	-	-	268
Other	-	3,485	1,375

	55,231	46,407	36,190

Notes to the Consolidated Financial Statements (continued)

22.	Royalties
The table below presents the components of this caption:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A.	18,275	15,670	12,332
Peruvian State	16,883	17,601	11,260
Minera El Futuro de Ica S.R.L.	536	707	828

	35,694	33,978	24,420

23.	Interest income and expense
The table below presents the components of this caption:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Interest income
Interest on deposits	17,524	9,120	5,534
Interest on loans	79	1,491	818
Income from liquidation of investment funds	-	1,161	1,597
Other	248	-	-

	17,851	11,772	7,949

Interest expense
Interest expenses related to third parties	(19,287)	(4,493)	(1,167)
Accretion expense, note 13	(6,265)	(2,456)	(3,535)
Prepayment penalties to early extinguishment of bank loan	(3,771)	-	-
Tax on financial transactions	(2,299)	(1,308)	(1,045)
Other	(2,312)	(357)	(201)

	(33,934)	(8,614)	(5,948)

Notes to the Consolidated Financial Statements (continued)

24.	Other, net
The table below presents the components of this caption:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Other income
Sale of supplies and services to third parties	5,308	160	846
Prior period reversals	1,887	1,943	127
Sale of rights	1,720	-	-
Net gain on sale of property, plant and equipment	971	237	24
Reversal of the provision for impairment of inventory, note 6(b)	16	1,049	1,389
Income from insurance proceeds	11	2,072	186
	9,913	5,461	2,572

Other expenses
Adjustment of provision for closure of mining units and exploration projects	(10,129)	(3,682)	(9,357)
Voluntary mining contribution	(1,700)	(2,637)	(1,783)
Cost of supplies sold to third parties	(1,435)
Provision for labor contingencies	(1,338)	(549)	(1,319)
Administrative services	(1,140)	-	-
Late and additional taxes	(711)	-	-
Services provided by third parties	(320)	-	-
Accident in Colquijirca mining unit	-	(2,696)	-
Net loss from sale of obsolete supplies	-	(1,203)	(3,173)
Depreciation	-	-	(211)
Other, net	(2,430)	(3,380)	(6,231)
	(19,203)	(14,147)	(22,074)

Net	(9,290)	(8,686)	(19,502)

Notes to the Consolidated Financial Statements (continued)

25.	Income tax and workers´ profit sharing
(a)
The Company and its subsidiaries recognize the effects of timing differences between the accounting basis and the tax basis.  The table below presents the components of this caption, according to the items that give rise to them:

		Credit (debit) to the consolidated statement of income
	As of January 1, 2008	Income tax	Workers´ profit sharing	As of December 31, 2008
	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset
Tax - loss carryforward	58,116	106,091	30,751	194,958
Provision for closure of mining units, net	13,094	1,337	387	14,818
Difference in depreciation and amortization rates	7,009	3,052	885	10,946
Stock appreciation rights provision	13,458	(6,563)	(1,902)	4,993
Impairment of property, plant, machinery and equipment, and development costs	-	3,499	1,014	4,513
Embedded derivative from sale of concentrates	2,051	701	203	2,955
Environmental liability for Mina Santa Barbara	1,773	-	-	1,773
Loss from translation into U.S. dollars	7,504	(4,951)	(1,434)	1,119
Deferred income from sale of future production	33,192	(25,733)	(7,459)	-
Other	9,115	(1,402)	(387)	7,326
	145,312	76,031	22,058	243,401
Less – Allowance for deferred asset recoverability	(2,166)	490	142	(1,534)

Deferred asset	143,146	76,521	22,200	241,867

Notes to the Consolidated Financial Statements (continued)

		Credit (debit) to the consolidated statement of income
	As of January 1, 2008	Income tax	Workers´ profit sharing	As of December 31, 2008
	US$(000)	US$(000)	US$(000)	US$(000)

Deferred liability

Amortization of development costs	1,332	(5,590)	(1,620)	(5,878)
Other	(525)	128	39	(358)

Deferred liability	807	(5,462)	(1,581)	(6,236)

Less deferred liability recorded in equity

Derivative financial instruments	(2,835)	(18,319)	(5,310)	(26,464)

Deferred asset, net (*)	141,118	52,740	15,309	209,167

(*)	The total amount of the deferred asset, net, includes the portion for income tax and workers´s profit sharing recorded in equity by US$18,319,000 and US$5,310,000, respectively.

Buenaventura has not recognized deferred income tax and employee profit sharing liabilities in relation to the excess of the accounting basis over the tax basis of investments in shares due to the following:

-
In the case of the Cerro Verde affiliate, Buenaventura has not recognized a deferred income tax and employee profit sharing liability for US$47,922,000 as of December 31, 2008 (US$50,275,000 as of December 31, 2007) given that Buenaventura Management has the intention and capacity to hold this investment until its copper reserves are depleted; in this sense, Management believes that the timing differences will be reversed by means of dividends to be received in the future that are not subject to the income tax paid by the Company.

-
In the case of the Yanacocha affiliate, Buenaventura has not recognized a deferred income tax and employee profit sharing liability for US$144,381,000 (US$152,278,000, as of December 31, 2007) given that Buenaventura Management has the intention and capacity to hold this investment until its gold and silver reserves are depleted.  Accordingly, Management believes that the timing differences will be reversed by means of dividends to be received in the future, which are not subject to the Income Tax paid by the Company.

Notes to the Consolidated Financial Statements (continued)

In both cases, Buenaventura’s management has the ability of reversing the temporary difference, by other manners besides dividends distributions, without any tax effects.

According the Law 972 “Law on treatment of capital gains” (Decreto legislativo sobre tratamiento de las rentas de capital)  enacted in March 2007, any gain or losses originated by the sales of shares traded in the Lima Stock Exchange are not subject to income tax until January 1, 2009.  Later in 2008, the Law 29308 “Law that defers the exonerations contained in the article 19° of the Law of Income tax and postpones the delivery in force of various articles and dispositions of the Law N° 972” (Ley que prorroga las exoneraciones contenidas en el articulo 19° de la Ley del Impuesto a la Renta y posterga la entrada en vigencia de varios artículos y disposiciones del Decreto Legislativo N° 972) was enacted as  of December 31, 2008 and postponed it until January 1, 2010.  Currently, the corresponding regulation which will provide implementation guidance has not been finalized nor approved.  The new tax regulations could impact the Company’s tax position and its ability to reverse the temporary difference without tax effects in the future.

Notes to the Consolidated Financial Statements (continued)

(b)	The table below presents the current and deferred portions of the provisions for Income Tax and employee profit sharing shown in the consolidated statement of income for the years 2008, 2007 and 2006:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Income (expense) tax revenues
Current
Inversiones Colquijirca S.A.	(23,548)	(54,350)	(48,752)
Compañía de Minas Buenaventura S.A.A.	-	-	(15,375)
S.M.R.L. Chaupiloma Dos de Cajamarca	(14,303)	(9,860)	(14,096)
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C - Cedimin S.A.C.	(3,933)	(2,508)	(1,288)
Consorcio Energético de Huancavelica S.A.	(1,550)	(933)	(726)
Other	(1,022)	(1,525)	(582)
	(44,356)	(69,176)	(80,819)

Deferred
Compañía de Minas Buenaventura S.A.A.	74,252	21,409	13,904
Inversiones Colquijirca S.A.	(3,234)	3,230	2,800
Other	(17)	562	82
	71,001	25,201	16,786

Total	26,645	(43,975)	(64,033)

Notes to the Consolidated Financial Statements (continued)

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Employee profit sharing income (expense) (i)
Current
Inversiones Colquijirca S.A.	(6,826)	(15,753)	(14,130)
Compañía de Minas Buenaventura S.A.A. :
Current - legal	-	-	(4,444)
Current - without effect of unusual item	(7,503)	(10,322)	-
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C - Cedimin S.A.C.	(1,143)	(727)	(374)
Consorcio Energético de Huancavelica S.A.	(272)	(164)	(127)
Other	(95)	(270)	(61)

	(15,839)	(27,236)	(19,136)

Deferred
Compañía de Minas Buenaventura S.A.A.	21,523	6,204	4,030
Inversiones Colquijirca S.A.	(937)	936	811
Other	(22)	165	24

	20,564	7,305	4,865

Total	4,725	(19,931)	(14,271)
(i)
According to Peruvian law, mining companies with more than 20 employees must have an employee profit sharing plan equivalent to 8 percent of annual taxable income.  As of December 31, 2008, 2007 and 2006, S.M.R.L. Chaupiloma Dos de Cajamarca, Contacto Corredores de Seguros S.A. and Compañía Minera Condesa S.A. had less than 20 employees.

Notes to the Consolidated Financial Statements (continued)

(c)	During the years 2008, 2007 and 2006, the provisions posted for employee profit sharing and Income Tax in the Statement of Income were determined as follows:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Income before employee profit sharing and income tax	171,958	435,056	594,508
Combined legal rate	35.60%	35.60%	35.60%
Employee profit sharing and income tax expense according to combined legal rate	61,217	154,880	211,645
Current employee profit sharing – without effect of unusual item	7,503	10,322	-

Permanent differences:
Effect of share in affiliated companies	(121,371)	(88,842)	(111,488)
Effect of translation to U.S dollars	6,186	-	-
Financial income from tax-exempt interest	3,609	2,699	-
Expenses not deductible for tax purposes	3,062	-	-
Gain (loss) on change in the fair value of gold certificates	-	(1,825)	1,731
Effect of the fair value of derivative contracts that were changed to commercial contracts	-	-	(27,563)
Effect of the fair value of derivative financial instruments	-	-	4,723
Other permanent items	8,424	(13,328)	(744)

Total	(31,370)	63,906	78,304

Notes to the Consolidated Financial Statements (continued)

26.	Basic and diluted earnings per share
(a)
The composition of shares effective as of December 31, 2008 and 2007, as well as the number of shares considered in the calculation of net income per basic and diluted share, are described in detail below:

	Shares Outstanding					Number of shares (denominator in calculation of net income per basic and diluted share after stock split effect)

	Common	Investment	Treasury shares		Total	Common	Investment	Total
			Common	Investment

Balance as of January 1, 2007	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	126,879,832	341,332	127,221,164

Shares issued as a result of stock split (note 15(f))	-	-	-	-	-	126,879,832	341,332	127,221,164

Balance as of December 31, 2007	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	253,759,664	682,664	254,442,328

Shares issued as a result of stock split (note 15(f))	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	126,879,832	341,332	127,221,164

Balance as of December 31, 2008	274,889,924	744,640	(21,130,260)	(61,976)	254,442,328	253,759,664	682,664	254,442,328

The table below presents the computation of basic and diluted earnings per share as of December 31, 2008, 2007 and 2006:

	2008	2007	2006

Net income (numerator) – US$	153,283,000	274,761,000	428,057,000
Shares (denominator)	254,442,238	254,442,238	254,442,238

Basic and diluted earnings per share– US$	0.60	1.08	1.68

(b)	The number of treasury shares considered in the calculation of net income per basic and diluted share, are as follow:

	Number of shares
	Common	Investment	Total	Total
				US$(000)

Balance as of January 1, 2008 and, 2007 and 2006	10,565,130	30,988	10,596,118	14,462
Increase in the per value of treasury shares	-	-	-	48,265
Shares issued as a result of stock split (note 15 (f))	10,565,130	30,988	10,596,118	-

Balance as of December 31, 2008, 2007 and 2006	21,130,260	61,976	21,192,236	62,727

Notes to the Consolidated Financial Statements (continued)

27.	Disclosure of information on segments
International Accounting Standard (IAS) 14 requires that corporations present financial information by line of business and by geographic area.  Corporations should take into account their organizational structure and internal reporting system to identify reportable segments.  A business segment is a component of a corporation that provides a single product or service or a group of related products and services and that is subject to risks and returns that are different from those of other business segments.  A geographic segment is a component of a corporation that provides products and services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The Company’s most important line of business is mining, which activities are carried out through eight companies.  Management believes that these companies can be combined into a single segment (mining) as they show similar financial performance and characteristics as regards the nature of its products, the nature of the production process, the type of customers and the legal framework.  The electricity, mining consultancy and insurance segments are not significant for purposes of assessing the course of the business; thus, Management believes that the Company’s only reportable segment is mining.

Sales to customers are broken down by geographic location, determined based on the location of the assets.

28.	Derivative Financial Instruments
Derivative contracts -
Buenaventura
In March 2006, Buenaventura completed the conversion of the gold derivative contracts to normal sales contracts.  A loss of US$13,268,000 was posted in 2006 with regard to these contracts.

El Brocal
Metals-price hedging transactions -
El Brocal has a policy of carrying out transactions to hedge metals prices using  derivative instruments  for up to a term of 3 years, for a total of no more than 25% of the estimated metal content of its annual production each year.  The El Brocal Board of Directors meeting of February 23, 2007 named a Hedging Committee to be responsible for approving all hedging transactions, after their contracting and/or execution.  The Company maintains lines of credit with brokers on the London Metals Exchange (LME) and the New York Commodities Exchange (COMEX) for carrying out hedging transactions, in order to guarantee the initial and variation margins required for this type of transaction.

During 2008, El Brocal subscribed price-hedging transaction contracts to cover the future flows derived from its sales.  The critical terms of the hedging transactions has been negotiated with brokers so as to agree with the terms negotiated in the commercial contracts to which they are related.  The hedging of the cash flow from sales to be made in coming years has been assessed by El Brocal Management as highly effective.  The effectiveness of hedging transactions has been measured by means of the cumulative cash flow change offset method, since El Brocal Management believes that this method best reflects the risk management objective with regard to hedging.

The table below presents the hedge instruments held by the El Brocal subsidiary as of December 31, 2008:

Notes to the Consolidated Financial Statements (continued)

					Fair value (*)
Metal	Monthly average amount	Total Amount	Fixed Price	Period	2008	2007
			US$		US$(000)	US$(000)

Zinc	675 MT	4,050	2,853	January 2009 - June 2009	5,815	2,031
Zinc	675 MT	4,050	2,679	July 2009 - December 2009	5,710	896
Zinc	675 MT	4,050	2,621	January 2010 - June 2010	5,305	733
Zinc	425 MT	2,550	2,481	July 2010 - December 2010	2,856	-
Zinc	500 MT	3,000	3,050	July 2008 - December 2008	-	2,018
Lead	675 MT	3,750	2,653	January 2009 - June 2009	5,372	562
Lead	675 MT	3,750	2,618	July 2009 - December 2009	6,118	383
Lead	675 MT	3,750	2,562	January 2010 - June 2010	5,824	425
Lead	675 MT	3,750	2,568	July 2010 - December 2010	5,550	-
Lead	300 MT	1,800	2,145	January 2011 - June 2011	1,929	-
Lead	250 MT	1,500	2,835	January 2008 – June 2008	-	428
Lead	250 MT	1,500	2,835	July 2008 - December 2008	-	488
Copper	350 MT	2,100	7,514	January 2009 - June 2009	7,165	-
Copper	875 MT	4,500	8,245	July 2009 - December 2009	22,693	-
Total					74,337	7,964

				Less - current portion	52,873	2,929

					21,464	5,035

(*)	Fair value

As of December 31, 2008 and 2007, El Brocal recognized gains of US$21,403,000 and losses of US$454,000, with regard to hedging transactions settled in those years.  These amounts are included in the “Net sales” caption of the consolidated statement of income.  As of December 31, 2008, El Brocal had US$11,314,000 in accounts receivable from brokers on the London Metals Exchange for transactions already settled, which is presented in ”Other accounts receivable, net” caption of the consolidated balance sheet.  US$4,167,000 of this amount was received in January 2009.

Notes to the Consolidated Financial Statements (continued)

Embedded derivative from changes of quotes in provisional commercial settlements -
As of December 31, 2008 and 2007, the fair value of the embedded derivative content of commercial contracts is a loss of US$9,953,000(loss of US$8,299,000 maintained by El Brocal and a loss of US$1,654,000 maintained by Buenaventura) and US$5,984,000 (loss of US$5,760,000 maintained by El Brocal and a loss of US$224,000 maintained by Buenaventura) respectively.  The related liability is shown in the Embedded derivative for concentrate sales caption in the consolidated balance sheet.

Embedded derivative for concentrate sales held by Buenaventura and El Brocal as of December 31, 2008:

			Quotations
Metal	Amount	Maturity	Provisional	Future	Fair value
			US$	US$	US$(000)

Gold	6,114 OZ	January - Mach	Between 730. 75 and 831.10	Between 759.36 and 817.70	313
Silver	30,839 OZ	January - April	Between 9.28 and 12.35	Between 9.87 and 10.62	(189)
Copper	22,680 MT	January - March	Between 137.27 and 233.26	Between 139.34 and 168.60	(4,569)
Lead	33,249 MT	January - April	Between 951.70 and 1,871.57	Between 962.88 and 1,291.10	(4,165)
Zinc	70,878 MT	January - March	Between 1,096.45 and 1,356.76	Between 1,100.57 and 1,239.75	(1,343)

					(9,953)

Embedded derivative for concentrate sales held by Buenaventura and El Brocal as of December 31, 2007:

			Quotations
Metal	Amount	Maturity	Provisional	Future	Fair Value
			US$	US$	US$(000)

Zinc	85,784 MT	January - April	Between 2,241 and 3,830	Between 2,353 and 2,975	(6,655)
Lead	35,030 MT	January - April	Between 1,915 and 3,729	Between 2,549 and 3,720	959
Copper	2,586 MT	January - May	Between 6,715 and 8,008	Between 6,588 and 6,685	(64)
					(5,760)
Embedded derivative held by Buenaventura					(224)

					(5,984)

Notes to the Consolidated Financial Statements (continued)

As of December 31, 2008 and 2007 the changes in the fair value of embedded derivatives yielded losses of US$3,969,000 and US$3,724,000, respectively, and were present in the “Net sales” caption of the consolidated statement of income.  The futures quotes for the dates on which it is expected to settle the open positions as of December 31, 2008 are taken from publications of the London Metals Exchange.

29.	Financial risk management
The Company’s activities expose it to a variety of financial risks: market risks (including interest-rate risk, currency risk and the risk of changes in the prices of minerals), credit risk and liquidity risk.  The Company’s risk-management program seeks to reduce the potential adverse effects on its financial performance.

Company Management is knowledgeable as to the conditions prevailing in the market and, based on its knowledge and experience, controls the currency, interest-rate, credit and liquidity risks following policies approved by the Board of Directors.  The most important aspects for Management of these risks are:

(a)	Currency risk -
The Company purchases and sells its products and obtains financing for working capital and investments in U.S. dollars.  The El Brocal subsidiary holds assets and liabilities denominated in Nuevos Soles; nevertheless Management believes that future fluctuations in the exchange rate for Peruvian currency against the US dollar will not significantly affect the results of the Company’s future operations.

(b)	Interest-rate risk -
The Company’s exposure to this risk arises from changes in the interest rates in its financial instruments and liabilities.  The Company holds financial instruments, mostly time deposits, subject to a fixed interest rate, and financial liabilities at a floating interest rate.  Nevertheless, the Company does not expect to incur material losses due to interest-rate risk because its time deposits have short-term maturities and are monitored by the Management.  The Company is exposed to interest rate risk primarily as a result of exposure to movements in the Libor.  It is the Company preference to borrow at floating rate of interest.

(c)	Price risk -
As of December 31, 2008, the Company is exposed to risk in the change of prices in the minerals markets.  Management assesses the advisability of periodically executing or renegotiating fixed-price contracts.  Commodity price risk is managed by maintaining a diversified portfolio of commodities.  Hedging may be entered into only limited circumstances.

Notes to the Consolidated Financial Statements (continued)

(d)	Credit risk -
The Company conducts commercial operations only with a portfolio of local and international customers of renowned credit and solvency.  The Company’s policy is that all customers that wish to do business using credit are subject to credit-verification procedures.  The Company’s greatest credit-risk exposure is the book value of its cash, bank and time deposits, trade accounts receivable, other accounts receivable and derivative financial instruments.

With respect to the credit risk arising from the Company’s other financial instruments (mainly the balances deposited in banks) the Company’s credit-risk exposure due to non-fulfillment by a counterpart would at most be the book value of those financial instruments.

(e)	Liquidity risk -
Liquidity risk arising from the inability to obtain the funds necessary to meet the Company’s commitments associated with the financial instruments, including the inability to quickly sell a financial asset at a price approximating its fair value.  The Company has sufficient funds to meet the commitments it has assumed; thus it believes that it has low liquidity risk.

(f)	Capital management -
The objective of the Company’s capital management is to invest in mining activities or projects that contribute to maximizing the shareholders’ equity value.  The management of the Company’s capital is monitored by the Board of Directors.  There are no externally imposed capital requirements.

30.	Fair value of financial instruments
Fair value is defined as the amount at which the financial instruments could be exchanged in an ordinary transaction between parties interested in an arm’s length transaction rather than a liquidation or forced sale.  Information about the fair market value of the financial instruments is presented below:

Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.

The fair value of long-term debt approximates its book value because is subject to a floating interest rate (Libor).

Notes to the Consolidated Financial Statements (continued)

31.	Commitments and contingencies
(a)	Environmental -
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

In 2008, the Company made disbursements of US$8,186,000 (US$3,471,000 and US$4,549,000 during the years 2007 and 2006, respectively), related to activities included in the mine closure budgets.  As of December 31, 2008, the Company has recognized liabilities amounting to US$83,485,000 (US$57,889,000 as of December 31, 2007)  related to its obligations for the future closure of mining units, see note 13.

On July 2, 2004 the Congress of the Republic passed Law No. 28271 "Law that Regulates the Environmental Liabilities of Mining Activities".  This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas.  According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.  Company’s Management is currently conducting an inventory of the abandoned or inactive areas where the Company has previously carried out some mining works, in order to be able to determine the remediation and closure activities that must be performed.  On December 7, 2005, the corresponding regulations were approved, and mining companies were given one year to estimate the amount of their environmental liabilities and to file a mine closure plan.  According to these regulations, the Ministry of Energy and Mines had to prepare a preliminary inventory of environmental liabilities, identifying one responsible party for each remediation area.  This inventory was published by means of Ministerial Resolution No.290-2006 issued June 15, 2006 and the holders of the mining concessions were given sixty days to identify new liabilities and to make the corresponding objections.
The Company reconciled the areas identified by the Ministry of Energy and Mines to those identified in its own records and proceeded to estimate its liabilities, posting an operating expense of US$6,764,000 (US$4,980,000 related to the Santa Barbara unit and US$1,784,000 related to the Buenaventura operating units) as of December 31, 2006.  The mine closure plans were prepared by an independent expert authorized by the Ministry of Energy and Mines.  The Company expects to settle these liabilities over the next three years.

Notes to the Consolidated Financial Statements (continued)

The Company believes that the liabilities posted are sufficient to comply with the environmental regulations in effect in Peru.

(b)	Leased concessions -
Sindicato Minero Orcopampa S.A. -
The Company pays 10 per cent on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A.  This concession is in force until the year 2043.

Minera El Futuro de Ica S.R.L. -
INMINSUR entered into a contract with Minera El Futuro de Ica S.R.L. to operate leased mining concessions in the department of Arequipa.  The contractual terms establish that the lease is subject to payment of a royalty equivalent to seven percent of the monthly value of the sale of concentrates.  The contract will be in force until the year 2015.

The total expense for mining royalties, amounting to US$18,811,000 in 2008 (US$16,377,000 and US$13,160,000 in 2007 and 2006, respectively), is shown as an operating expense in the consolidated statement of income, see note 22.

(c)	Legal and tax procedures -
Buenaventura’s legal procedures
Buenaventura is a party in legal procedures that have arisen in the normal course of its activities; nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, would result in material contingencies.

Yanacocha’s judicial procedures
Mercury spill in Choropampa -
In June 2000, a transport contractor  of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 85 kilometers southwest of the Yanacocha mine.  Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instrument and industrial applications.  A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident.  In August 2000, Yanacocha paid under protest a fine of S/1,740,000 (approximately US$0.5 million) to the Peruvian government (Ministry of Energy and Mines).  Yanacocha has entered into settlement agreements with a number of individuals impacted by the incident.  As compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident.  Yanacocha cannot predict the likelihood of additional expenditures related to this matter.

Notes to the Consolidated Financial Statements (continued)

Yanacocha, and other defendants have been named in lawsuits filed by approximately 1,100 Peruvian citizens in Denver District Court for the State of Colorado.  These actions seek compensatory damages based on claims associated with the elemental mercury spill incident.  The parties in these cases agreed to submit these matters to binding arbitration.  In October 2007, the parties to the arbitration entered a court-aprroved settlement agreement, resolving most of these cases.

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens.  A significant number of the plaintiffs in these lawsuits entered into settlement agreements with Yanacocha prior to filing such claims.  In April 2008, the Peruvian Supreme Court upheld the validity of these settlement agreements, which should result in the dismissal of all claims brought by previously settled plaintiffs.  Yanacocha had also entered into settlement agreements with approximately 350 additional plaintiffs.

The claims asserted by approximately 200 plaintiffs remain.  Yanacocha can not reasonably predict the final outcome or estimate the possible loss relating to such claims.  It is estimated that the maximum amount of additional expense related to these demands would be US$1,500,000.

Conga -
Yanacocha is involved in a dispute with the Provincial Municipality of Celendin regarding the authority of that governmental body to regulate the development of the Conga project.  In 2004, the Municipality of Celendin enacted an ordinance declaring the area around Conga to be a mining-free reserve and naturally protected area.  Yanacocha has challenged this ordinance by means of two legal actions, one filed by Yanacocha (as the lease holder of the Conga mining concessions) and one filed by Minera Chaupiloma (as the titleholder of the Conga mining concessions).  In August 2007, a Peruvian Court of first instance upheld Chaupiloma's claim, stating that the Municipality of Celendin lacks the authority to create natural protected areas.  The Municipality of Celendin has not appealed the ruling.  Based on legal precedent established by Peru's Constitutional Tribunal and the foregoing resolution of the Chaupiloma claim, it is reasonable to believe that Yanacocha's mining rights will be upheld.

Notes to the Consolidated Financial Statements (continued)

Hacienda Los Negritos-
In October 2002, Yanacocha was sued by Grimaldina Malpica Rojas (“the plaintiff”), seeking: (i) the repossession of the “Los Negritos” property, which is currently held and utilized by Yanacocha, and (ii) a payment for damages of up to US$65 million.  In July 2008 the Court dismissed this claim and the ruling was not appealed by the plaintiff.

Baños del Inca -
In September 2006 the Municipality of Baños del Inca issued a declaration designating an area that includes the Carachugo Expansion and San Jose Projects as reserved and protected areas.  Based on previous experience and actions taken by the Constitutional Tribunal (Peru Court of Last instance for Constitutional issues) in respect of Cerro Quilish in which it was ruled that such declaration did not affect Yanacocha's mining rights, Yanacocha believes that Baños del Inca's declaration, should not impact Yanacocha's legal rights to exploit these concessions.

In March 2008, Lima Court rejected a Baños del Inca Municipality request which not recognized Lima's Jurisdiction.  The legal proceeding is currently pending resolution in Lima's Court of First Instance.

San Pablo -
In February 2007 the Municipality of San Pablo issued an ordinance designating an area that includes Las Lagunas and Pozo Seco as reserved and protected areas, where Yanacocha has mining rights.  Based on previous experience and actions taken by the Constitutional Tribunal in respect of Cerro Quilish in which it was ruled that such declaration did not affect Yanacocha's mining rights, Yanacocha believes that San Pablo's declaration, should not impact Yanacocha's legal rights to exploit these concessions.  Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by Yanacocha's mining concessions.  The Court in the first instance rejected the complaint based on formal grounds.  The resolution of the Court was appealed and such appeal is currently pending resolution in Lima's Court of Second Instance.

In November 2008, Lima's Court confirmed the ruling from the First Instance, rejecting the case based on formal ground.  A constitution complaint has been submitted to the Constitutional Court and is currently pending resolution.

Tax procedures -
As of December 31, 2008, the Tax Authority had audited the tax returns from the period 2004 forward.  As a result of these audits, the Tax Authority issued certain assessments, with which Yanacocha and its legal advisers do not agree.  For 2004 and 2006, Yanacocha has paid US$11,500,000 and US$7,600,000, respectively, with the objective of preventing the accrual of interest and fines generated on the assessments proposed, which are of a timing nature.  It should be mentioned that the assessments relate to the timing of certain deductible expenses. Yanacocha has posted a provision for financial purposes for an amount that represents Management’s best estimate of the income tax expense resulting from these tax audits.  In the opinion of Yanacocha’s Management, resolution of the income tax controversy will not have a material effect on the financial statements or on Yanacocha’s liquidity.

Notes to the Consolidated Financial Statements (continued)

32.	Transactions with affiliates
The Company has carried out the following transactions with affiliates in the years 2008, 2007 and 2006:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
This company is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha.  In 2008, these royalties amounted to US$48,760,000(US$34,014,000 and  US$48,475,000 in 2007 and 2006, respectively) and is presented in the Royalty income caption in the consolidated statement of income.

Compañía Minera Condesa S.A. (“Condesa”) -
In 2008, Yanacocha granted approximately US$257,536,000 (US$43,650,000 and US$209,520,000 in 2007 and 2006, respectively) in cash dividends to Condesa.

Sociedad Minera Cerro Verde S.A.A. (“Cerro Verde”) -
In 2008, Buenaventura received the amount of US$156,067,000 (US$114,694,000 in the year 2007) in cash dividends from Cerro Verde.

Buenaventura Ingenieros S.A. (“Bisa”) -
Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for Minera Yanacocha S.R.L..

The income related to these services amounted to approximately US$1,144,000 in 2008 (US$4,002,284 and US$5,163,100 in 2007 and 2006, respectively).  These amounts are presented in the Net sales caption in the consolidated statement of income.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua entered into a contract with Yanacocha for providing electrical energy transmission and works operation services for a term of ten years, for which an annual compensation of US$3.7 million was set.  The income related to this service during the year 2008 amounted to approximately US$4,788,000 (US$4,407,000 and US$3,873,000 in 2007 and 2006, respectively) and is presented in the Net sales caption in the consolidated statement of income.

Notes to the Consolidated Financial Statements (continued)

As a result of the transactions indicated above and other minor ones, the Company has the following accounts receivable from affiliates:

	2008	2007
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	12,118	14,307
Other	993	113

	13,111	14,420

33.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

Differences in preparation

The Company's consolidated financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP.  The effects of these differences are reflected in Note 34 and are principally related to the items discussed in the following paragraphs:

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

Under Peruvian GAAP, IAS 12 – Income Taxes, the Company must consider the effect on the deferred income tax and workers’ profit sharing generated by maintaining book basis in U.S. dollars and a tax basis in Nuevos Soles (for tax purposes, the functional currency is Nuevos Soles).  US GAAP, FAS 109 - Accounting for Income Taxes, prohibits the recognition of a deferred tax liability or asset for differences related to non-monetary assets and liabilities that, under FASB 52 “Foreign Currency Translation”, are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.  Therefore, the deferred income tax recorded under Peruvian GAAP has been included as a reconciliation item, see note 34.

Notes to the Consolidated Financial Statements (continued)

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

Equity accounts translation
Peruvian GAAP – Under Peruvian GAAP, based on IAS 21 - The Effects of Changes in Foreign Exchange Rates, when there is a change in an entity’s functional currency, the entity shall apply the translation procedures applicable to the new functional currency prospectively from the date of the change using the exchange rate at the date of the change.  The resulting translated amounts for non-monetary items are treated as their historical cost.  Therefore, for Peruvian GAAP purposes, the Company has translated equity accounts into U.S. dollars using the exchange rate as of December 31, 2005 when it changed its functional currency from Peruvian Soles to U.S. dollars.

U.S. GAAP – Under U.S. GAAP, based on FAS 52 - Foreign Currency Translation, equity accounts should be translated into U.S. dollars using historical exchange rates.  The cumulative translation loss amounts to US$19,323,000 (US GAAP) and US$34,075,000 (Peru GAAP) as of December 31, 2008 and 2007.  It has no effect on total equity as of December 31, 2008 and 2007.

Acquisition of minority interests
Peruvian GAAP – Buenaventura acquired minority interests in its subsidiaries INMINSUR in 2006 and El Brocal in 2008.  IFRS 3, Business Combinations, states that the acquisition of a minority interest is not a business combination; therefore, Buenaventura has recorded the difference between the cost of acquisition and the book value of the minority interests acquired as Mining Rights (the “Parent entity extension method”).  This is an acceptable method of accounting for acquisition of minority interests.

US GAAP – Under SFAS No. 141, Business Combinations, the acquisition of some or all of the non-controlling interests in a subsidiary is not a business combination.  However, paragraph 14 of this Statement specifies that such acquisition - whether acquired by the parent, the subsidiary itself, or another affiliate - shall be accounted for using the purchase method.  Any difference between the cost of acquisition and the fair value of the minority interest acquired was  recorded as Mining Rights.  The difference between the book value and the fair value of the net assets acquired in INMINSUR and El Brocal, are immaterial and are not presented as a reconciliation item between Peruvian GAAP and US GAAP.

Notes to the Consolidated Financial Statements (continued)

Impairment of long-term assets
Peruvian GAAP – Under Peruvian GAAP, based on IAS 36 – Impairment loss is calculated by comparing the net carrying amount of the asset to its recoverable amount, which is the higher of its value in use or fair value less costs to sell.  Under IAS 36 the provision amounted US$18,610,000 for the year ended December 31, 2008.

U.S. GAAP – Under U.S. GAAP,  FAS 144 – Accounting for the impairment or disposal of long-lived assets, Impairment is considered to exist if total estimated undiscounted  cash flows are less than the carrying amount of the asset and an impairment loss is then measured as the amount by which the carrying value of the asset exceeds its fair value.  Once recognized, an impairment loss is not reversed.  Under FAS 144 the provision amounted US$15,843,000 as of December 31, 2008.

Differences in presentation
Presentation of minority interests
Under Peruvian GAAP, based on IAS 1 - Presentation of Financial Statements, minority interests should be presented within equity, but separate from the parent shareholders' equity.

Under U.S. GAAP, minority interests shall be presented outside equity, between liabilities and equity.  Consequently, minority interest has been included as a reconciliation item, see note 34.

Presentation of royalties and unusual item related to net loss from release of commitments in commercial contracts

Peruvian GAAP – Royalties granted to the Peruvian State and third parties amounting to US$35,694,000, US$33,978,000 and US$24,420,000 in 2008, 2007 and 2006, respectively, as well as the unusual item related to net loss from release of commitments in commercial contracts amounting to US$415,135,000 and US$185,922,000 in 2008 and 2007, respectively, are presented as part of operating expenses.

US GAAP – The royalties above mentioned must be presented as part of operating costs, affecting the gross margin.  The presentation of the loss on the derivative contracts as unusual item is not permitted.

Notes to the Consolidated Financial Statements (continued)

34.	Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP
Until December 31, 2005, the Company had designated Peruvian Nuevos Soles as its functional and reporting currency.  Effective January 1, 2006, the functional and reporting currency of the Company is U.S. dollar for Peruvian GAAP and U.S. GAAP purposes.  The methodology of translation from Nuevos Soles into U.S. dollars and the reasons supporting this change are described in note 2(f) of the consolidated financial statements.

The following is a summary of the adjustments to net income for the years ended December 31, 2008, 2007 and 2006 and to shareholders' equity as of December 31, 2008 and 2007 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Net Income under Peruvian GAAP	153,283	274,761	428,057
Items increasing (decreasing) reported net income
Deferred Income tax and workers´ profit sharing arising from having a functional currency different from the currency used for tax purposes	6,385	(4,968)	(3,381)
Share in investment in affiliate	(1,301)	(44,356)	-
Provision for impairment of long-term assets	2,767	-	-
Other	32	32	32
Deferred Income tax and workers’ profit sharing assets, net	(996)	(11)	(11)
Net adjustments	6,887	(49,303)	(3,360)

Net income under U.S. GAAP	160,170	225,458	424,697

Other comprehensive income (loss)
Investments in shares held at fair value	(40)	61	28
Financial Investments maintained at fair value	-	798	834
Realization of accumulated gain on financial instruments available-for-sale	-	(1,633)	-
Unrealized gain on derivate financial instruments held by subsidiary	14,644	1,518	-
Other	-	-	374

Total comprehensive income under U.S. GAAP	174,774	226,202	425,933

Notes to the Consolidated Financial Statements (continued)

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Accumulated other comprehensive income (loss) under U.S. GAAP
Investments in shares maintained at fair value	118	158	98
Financial Investments maintained at fair value	-	-	834
Cumulative translation loss	(34,075)	(34,075)	(34,075)
Unrealized gain on derivate financial instruments held by subsidiary	16,162	1,518	-
Other	643	643	643

Total accumulated other comprehensive loss under U.S. GAAP	(17,152)	(31,756)	(32,500)

Basic and diluted income per share under U.S. GAAP	0.63	0.89	1.67

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Shareholders´ equity according to the financial statements under Peruvian GAAP	1,728,992	1,580,216	1,300,506
Items increasing (decreasing) reported shareholder´s equity
Minority interest presented within equity under Peruvian GAAP	(197,391)	(165,614)	(91,437)
Share in investment in affiliate	(45,657)	(44,356)	-
Deferred income tax and worker's profit sharing arising from having a functional currency different from the currency used for tax purposes	(1,119)	(8,923)	(3,381)
Provision for impairment of long-term assets, net	(1,287)	(527)	(559)
Deferred income tax and workers' profit sharing assets, net	176	188	199

Shareholders´ equity according to the financial statements under U.S. GAAP	1,486,288	1,360,984	1,205,328

Notes to the Consolidated Financial Statements (continued)

The following is a roll forward of the components of shareholders' equity under U.S. GAAP:

US$(000)

Shareholders´ equity under U.S. GAAP at January 1, 2006	839,162
Net Income in accordance with U.S. GAAP	424,697
Declared and paid dividends	(59,767)
Other	374
Financial Investments held at fair value	834
Investments in shares held at fair value	28

Shareholders´ equity under U.S. GAAP at December 31, 2006	1,205,328
Net Income in accordance with U.S. GAAP	225,458
Declared and paid dividends	(69,972)
Financial Investments held at fair value	(835)
Investments in shares held at fair value	61
Unrealized gain on derivate financial instruments held by subsidiary	1,518
Other	(574)

Shareholders´ equity under U.S. GAAP at December 31, 2007	1,360,984
Net Income in accordance with U.S. GAAP	160,170
Declared and paid dividends	(50,888)
Investments in shares held at fair value	(40)
Unrealized gain on derivate financial instruments held by subsidiary	14,644
Other	1,418

Shareholders´ equity under U.S. GAAP at December 31, 2008	1,486,288

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

Notes to the Consolidated Financial Statements (continued)

SFAS No. 157, “Fair Value Measurements”
On January 1, 2008 the Company adopted SFAS No. 157, “Fair Value Measurements” which provides enhanced guidance for using fair value to measure assets and liabilities.  SFAS No. 157 does not require any new fair value measurements under U.S. generally accepted accounting principles (GAAP); rather this statement establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements.

The Company adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis effective.  The following table list the financial assets and liabilities that are recorded at fair value and the valuation method used as of December 31, 2008:

Category	Valuation Method	Balance as of December 31, 2008 asset (liability)
Derivative financial instruments, note 28	Quoted market prices	US$74,337,000
Embedded derivatives, note 28	Quoted market prices	US$(9,953,000)

35.	Recently Issued Accounting Pronouncements

Fair Value Measurements -
In February 2008, FASB issued FASB Staff Position (FSP) No. FAS 157-2, which delays the effective date of SFAS No. 157 for nonfinancial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal years beginning after November 15, 2008, and interim periods within those years.

Business Combinations −
In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R) which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141 (revised 2007) is effective for business combinations for which the acquisition date is January 1, 2009 or later and is to be applied prospectively.  Early adoption is prohibited.  The adoption of FAS 141R will have on impact on the Company´s financial statements depending on whether the Company enters into business combination transaction in the future.

Notes to the Consolidated Financial Statements (continued)

Noncontrolling Interests in Consolidated Financial Statements −
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements − an amendment of ARB No. 51” (SFAS No. 160) − which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest, and the valuation of any retained no controlling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the no controlling owners.  SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009 with early adoption prohibited.  This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests.  The adoption of FAS 160 will have on impact on the Company´s financial statements depending on whether the Company enters into such transaction in the future.

Disclosures about Derivative Instruments and Hedging Activities -
In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS No. 161 amends the disclosure requirements for derivative instruments and hedging activities contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS No. 161, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  SFAS No. 161 encourages, but does not require disclosure for earlier periods presented for comparative purposes at initial adoption.  The adoption of SFAS No. 161 will not affect significantly the Company’s accounting for derivative financial instruments; however, the Company is currently evaluating the impact on its related disclosures.

Interim Disclosures about Fair Value of Financial Instruments -
In April 2009, FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which provides enhanced guidance on an fair value disclosures.  FSP No. FAS 107-1 and APB 28-1 requires that an entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position, as required by Statement 107.  Fair value information disclosed in the notes shall be presented together with the related carrying amount in a form that makes it clear whether the fair value and carrying amount represent assets or liabilities and how the carrying amount relates to what is reported in the statement of financial position.  This rule is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of FSP No. FAS 107-1 and APB 28-1 will not have a material impact on the Company´s 2008 financial reporting and disclosures.

Notes to the Consolidated Financial Statements (continued)

Recognition and Presentation of Other-Than-Temporary Impairments -
In April 2009, FASB issued FSP No. FAS 115-2, FAS 124-2 and EITF 99-20-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which provides enhanced guidance on recognition and presentation.  FSP No. FAS 115-2, FAS 124-2 and EITF 99-20-2 requires to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired.  An investment is impaired if the fair value of the investment is less than its amortized cost basis.

In addition, an entity shall disclose information for interim and annual periods that enables users of its financial statements to understand the types of available-for-sale and held-to maturity debt and equity securities held, including information about investments in an unrealized loss position for which an other-than-temporary impairment has or has not been recognized.  In addition, for interim and annual periods, an entity shall disclose information that enables users of financial statements to understand the reasons that a portion of an other-than-temporary impairment of a debt security was not recognized in earnings and the methodology and significant inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings.  This rule is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of FSP No. FAS 115-2, FAS 124-2 and EITF 99-20-2 will not have a material impact on the Company´s 2008 financial reporting and disclosures but could affect the Company in the future.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly -
On 9 April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4 or the FSP).  FSP 157-4 amends FASB Statement No. 157, Fair Value Measurements (Statement 157 or the Statement) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability.  The FSP also provides additional guidance on circumstances that may indicate that a transaction is not orderly.  This rule is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  The adoption of FSP No. FAS 157-4 will not have a material impact on the Company´s 2008 financial reporting and disclosures but will impact the Company in the future.

MINERA YANACOCHA S.R.L.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

US$  =   Dólares estadounidenses

PricewaterhouseCoopers	Dongo-Soria, Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers

REPORT OF THE INDEPENDENT REGISTERED AND CERTIFIED PUBLIC ACCOUNTING FIRM

February 16, 2009

To the Partners and the Executive Committee of
Minera Yanacocha S.R.L.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in consolidated partners’ equity and consolidated cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company charged its method of accounting for uncertain tax position effective January 1, 2007, and charged its method of accounting for stripping costs incurred during the production phase effective January 1, 2006.

Countersigned by

/s/ FERNANDO GAVEGLIO	(partner)
Fernando Gaveglio
Peruvian Certified Public Accountant
Registration No.01-19847

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2008	2007	2006
	(dollars in thousands)

Revenues	$1,612,618	$1,093,347	$1,543,212

Costs and expenses
Costs applicable to sales (exclusive of Amortization and Accretion shown separately below)	659,867	506,261	468,027
Amortization	169,131	159,148	171,730
Accretion expense	9,919	8,850	7,222
Exploration and advanced projects	28,151	28,234	32,254
Other expenses, net (Note 3)	76,673	75,019	107,013
	943,741	777,512	786,246

Other income (expense), net
Other income, net (Note 4)	11,239	15,877	19,202
Interest expense, net of capitalized interest of $5,002, $11,696 and $4,146, respectively	(7,597)	(3,179)	(12,377)
	3,642	12,698	6,825

Income before income tax	672,519	328,533	763,791
Income tax expense (Note 5)	(196,057)	(107,044)	(238,343)
Net income	$476,462	$221,489	$525,448

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2008	2007
	(dollars in thousands)
ASSETS
Cash and cash equivalents	$157,526	$288,376
Accounts receivable (Note 6)	45,538	57,506
Due from related parties (Note 12)	2,142	152
Inventories (Note 7)	75,328	85,523
Stockpiles and ore on leach pads (Note 8)	126,191	86,624
Deferred income tax assets (Note 5)	8,746	8,746
Other current assets (Note 9)	19,531	14,385
Current assets	435,002	541,312

Property, plant and mine development, net (Note 10)	1,293,716	1,182,774
Long-term ore on leach pads (Note 8)	147,998	165,701
Other long-term assets	15,247	6,097
Total assets	$1,891,963	$1,895,884

LIABILITIES
Current portion of long-term debt (Note 11)	$27,283	$22,724
Accounts payable	77,094	35,234
Due to related parties (Note 12)	18,215	15,827
Workers’ profit participation (Note 13)	32,839	24,530
Income tax payable	24,804	4,777
Other current liabilities (Note 14)	87,496	65,626
Current liabilities	267,731	168,718

Long-term debt (Note 11)	178,335	195,387
Reclamation and remediation liabilities (Note 15)	174,024	146,367
Deferred workers’ profit participation (Note 13)	9,652	9,355
Deferred income tax liabilities (Note 5)	42,043	44,728
Other long-term liabilities	7,391	5,004
Total liabilities	679,176	569,559

Commitments and contingencies (Note 19)

PARTNERS’ EQUITY
Partners’ contributions	398,216	398,216
Additional contributions	226	226
Retained earnings	814,345	927,883
Total partners’ equity (Note 16)	1,212,787	1,326,325
Total liabilities and partners’ equity	$1,891,963	$1,895,884

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2007	2006
	(dollars in thousands)
Operating activities:
Net income	$476,462	$221,489	$525,448
Adjustments to reconcile net income to net cash provided from operating activities
Amortization	169,131	159,148	171,730
Deferred income tax	1,024	(6,173)	(15,263)
Deferred workers’ profit participation	297	(2,061)	(4,944)
Accretion of reclamation obligations	10,890	9,685	7,918
Other operating adjustments	2,304	15,510	3,310
(Increase) decrease in operating assets:
Inventories, stockpiles and ore on leach pads	(17,707)	(23,139)	(73,261)
Other assets	15,656	(25,499)	(1,445)
Increase (decrease) in operating liabilities:
Accounts payable and other accrued liabilities	93,280	(72,271)	31,821
Reclamation liabilities	(6,800)	(7,701)	(8,133)
Net cash provided from operations	744,537	268,988	637,181

Investing activities:
Additions to property, plant and mine development	(239,336)	(252,725)	(269,293)
Funding of long-term investment	(13,000)	-	-
Proceeds from sale of assets	991	2,556	935
Net cash used in investing activities	(251,345)	(250,169)	(268,358)

Financing activities:
Proceeds from debt, net	-	-	198,785
Change in restricted cash	9,174	(21)	(36)
Repayments of debt	(24,868)	(10,345)	(3,160)
Distributions to partners	(590,000)	(100,000)	(480,000)
Net cash used in financing activities	(624,042)	(110,366)	(284,411)
Net change in cash and cash equivalents	(130,850)	(91,547)	84,412
Cash and cash equivalents at beginning of the year	288,376	379,923	295,511
Cash and cash equivalents at end of the year	$157,526	$288,376	$379,923

See Note 17 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY

	Partners’ contributions	Additional contributions	Restricted earnings	Retained earnings	Total partners’ equity
	(dollars in thousands)
Balance at January 1, 20060	$208,616	$226	$189,600	$758,206	$1,156,648
Cumulative effect of adoption EITF 04-06 (Note 2)	-	-	-	(5,687)	(5,687)
Distributions of profits to the partners	-	-	-	(480,000)	(480,000)
Net income	-	-	-	525,448	525,448
Balance at December 31, 2006	$208,616	$226	$189,600	$797,967	$1,196,409
Cumulative effect of adoption of FIN 48 (Note2)	-	-	-	8,427	8,427
Capitalization of restricted earnings (Note 5)	189,600	-	(189,600)	-	-
Distributions of profits to the partners	-	-	-	(100,000)	(100,000)
Net income	-	-	-	221,489	221,489
Balance at December 31, 2007	$398,216	$226	$-	$927,883	$1,326,325
Distributions of profits to the partners	-	-	-	(590,000)	(590,000)
Net income	-	-	-	476,462	476,462
Balance at December 31, 2008	$398,216	$226	$-	$814,345	$1,212,787

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

1	BUSINESS ACTIVITIES

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

Located in the Cajamarca province of Peru, the Company’s operation consists of three active open pit mines: Cerro Yanacocha, La Quinua and Chaquicocha.  Reclamation and/or backfilling activities at Carachugo, San José and Maqui Maqui are currently underway.  Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching cyanidation or milling beginning in April 2008, followed by Merrill-Crowe zinc precipitation and smelting where a final doré product is poured.  The doré is then shipped offsite for refining and is sold in worldwide gold markets.

Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Also, the cash flow and profitability of the Company’s operations are significantly affected by the market price of gold.  Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control.  During 2008, 2007 and 2006, the Company sold 1.84 million, 1.56 million and 2.57 million ounces of gold, respectively.

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc.  The Conga project has proven and probable reserves of 11.8 million (unaudited) ounces of gold and 3.2 billion (unaudited) pounds of copper at December 31, 2008 and December 31, 2007.

Total proven and probable reserves contained in the three active open pits, other pits to be developed, in process and the Conga project are approximately 24.8 million (unaudited) and 27.6 million (unaudited) ounces of gold at December 31, 2008 and 2007, respectively and 3.2 billion (unaudited) pounds of copper at December 31, 2008 and 2007.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

In November 2008, the company funded the San Jose Reservoir trust (“Trust”) to ensure the continuous operation of the San Jose Reservoir after 2018.  This Trust is irrevocable and is a separate legal entity.  The grantor is the Company, the trustee is the Banco de Crédito del Perú and the beneficiary is the Company, therefore the Company consolidates the Trust in its consolidated financial statements.

2	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of the Company’s financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; write-downs of inventory to net realizable value; employee benefit liabilities; valuation allowances for deferred tax assets; workers’ profit participation; and reserves for contingencies and litigation.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.  Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

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

Stockpiles

Stockpiles represent ore that has been mined and is available for further processing.  Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method).  Stockpile ore tonnages are verified by periodic surveys.  Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the average cost per recoverable unit.

Ore on Leach Pads

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process.  Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore.  The resulting gold-bearing solution is further processed in a plant where the gold is recovered.  Costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations.  Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product.  The conversion processes vary depending on the nature of the ore and the specific processing facility, but include mill in-circuit and leach in circuit.  In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants.  In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

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

Mine Development

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, and the removal of overburden to initially expose an ore body at open pit surface mines.  Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration and Advanced projects expense.  Capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over a period beyond one year.  All other drilling and related costs are expensed as incurred.  Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs related to sales.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

The costs of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”.  Pre-stripping costs are capitalized during the development of an open pit mine.  Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit.  The removal and production of de minimis saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

The production phase of an open pit mine commences when saleable minerals, beyond a de minimis amount, are produced.  Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs related to sales in the same period as the revenue from the sale of inventory.

The Company’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry resulting in incomparable allocations of stripping costs to deferred mine development and production costs.  Other mining companies may expense pre-stripping costs associated with subsequent pits within a mining complex.

Mine development costs are amortized using the units-of production (“UOP”) method based on estimated recoverable ounces in proven and probable reserves.  To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body.  Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Interest cost allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Mineral Interests

Mineral interests are recorded at fair value at the time of acquisition, in Property, plant and mine development, net, and represent mineral use rights regardless of whether the Company owns the related surface rights (“mining concessions”).  The Company’s mineral interests represent mineral use rights related to production, development or exploration stage properties, and the value of such mineral interests is primarily driven by the nature and amount of mineralized content believed to be contained in such properties.  Development stage mineral interests represent interests in properties under development that contain proven and probable reserves.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material consisting of (i) mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) green fields exploration potential that is not associated with any other production, development or exploration stage property, as described above; or (v) any acquired right to explore or extract a potential mineral deposit.  The Company’s mining concessions are enforceable regardless of whether proven and probable reserves have been established.  In addition, these mining concessions provide for both the right to explore and exploit.  However, the Company must first obtain the respective exploration and exploitation permits, which are generally granted in due course.  The Company may retain mining concessions indefinitely by paying annual fees and, during exploitation, complying with production obligations or paying assessed fines.  Mining concessions are freely assignable or transferable.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  An impairment is considered to exist if the total of the assets estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans.  Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired.  The term “recoverable minerals” refers to the estimated amount of gold other commodities that will be obtained after taking into account losses during ore processing and treatment.  Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials.  In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.  The Company’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

Revenue Recognition

Revenue is recognized from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.  Revenues from silver sales are credited to Costs applicable to sales as a by-product credit.

Reclamation and Remediation Costs (Asset Retirement Costs and Obligations)

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation or abandonment costs.  The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur.  The Company reviews, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at each mine site in accordance with FAS No. 143, “Accounting for Asset Retirement Obligations”.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

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

Reclassifications

Certain amounts in prior years have been reclassified to conform to year 2008 presentation.  The Company reclassified accretion from costs applicable to sales to a separate accretion line item and administrative, community development and external affairs costs that were reclassified from Costs applicable to sales to Other Expense, net.  These changes were reflected in Consolidated Statements of Income for all periods presented.

Recently Adopted Pronouncements

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles (“GAAP”). FAS 162 was effective November 15, 2008, which was 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP.” The adoption of FAS 162 has had no impact on the Company’s consolidated financial position, results of operations or cash flows.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Fair Value Accounting

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued FSP No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are effective for the Company’s fiscal year beginning January 1, 2009, and are not expected to have a significant impact on the Company.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”) in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets when the market for those assets is not active, specifically its marketable debt securities.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

-	Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
-	Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
-	Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of FAS 159 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Income Taxes

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting and reporting for uncertainties in the application of the income tax laws to our operations. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax provisions taken or expected to be taken in income tax returns. The cumulative effects of applying this interpretation were recorded as an increase in retained earnings of $8.4 million, an increase in net deferred tax assets of $1.8 million, an increase of $0.9 million in deferred income tax expense, offset, in part, by a decrease of $5.7 million  in the net liability for unrecognized income tax benefits. Refer to Note 5.

Deferred Stripping Costs

On January 1, 2006, the Company adopted Emerging Issues Task Force Issue No. 04-06 (“EITF 04-06”), “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” EITF 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance required the recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to earnings in the period of adoption for prior periods. The cumulative effect adjustment reduced retained earnings by $5.7 million (net of tax and minority interests). Adoption of EITF 04-06 had no impact on the Company’s cash position or net cash from operations.

3.	OTHER EXPENSE NET

	Years Ended December 31,
	2008	2007	2006
Community development and external affairs	$39,251	$32,213	$31,136
Negotiated payment	18,492	9,683	21,839
Regional administration	14,223	9,816	9,498
World Gold Council dues	3,168	2,928	5,589
Non-producing accretion	971	835	696
Write-down of long-lived assets	442	1,269	1,514
Reclamation and remediation	284	1,916	1,741
Contractor bankruptcy	-	1,956	-
Workers’ profit participation (Note 13)	-	1,615	14,900
La Quinua leach pad repair	-	1,000	9,911
Tax contingencies	-	-	2,536
Choropampa mercury spill (Note 19)	(5,941)	8,615	5,110
Other	5,783	3,173	2,543
	$76,673	$75,019	$107,013

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

In 2008, the Company reclassified from Costs related to sales certain administrative, community development and external affairs costs not directly related to production.  This change represents a more appropriate presentation of Costs related to sales in the Company’s financial statements.  The change has resulted in a reclassification from Costs applicable to sales to Other expense net of $53.5 million, $42.0 million and $40.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The 2008 Choropampa mercury spill includes US$14.4 million reimbursed by insures for legal fees and expenses.

Negotiated Payment

During 2006, mining companies represented by the Sociedad Nacional de Minería, Petróleo y Energía (SNMPE) agreed to a mining payment equivalent to 3.75% of Peruvian net income after taxes.  The funds will be managed by a trust fund or association designated by the Company, Which may be established by the Company.  Mining companies are contributing these funds to participate in the Government efforts to eradicate poverty in Peru in the current favorable economic environment.

On December 21, 2006, the Peruvian Government issued a law (Supreme Decree N°071-2006-EM) that regulates the conditions in which the negotiated payment will be paid by Peruvian mining companies.  The payment amounts to 3.75% of Peruvian net income after income tax (2.75% to be paid to a Local Mining Fund and 1% to be paid to a Regional Mining Fund), payable for 2006 and the following four years if certain conditions are met.

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

4.	OTHER INCOME, NET

	Years Ended December 31,
	2008	2007	2006
Interest income	$11,636	$14,054	$16,127
Gain (loss) on sale of assets	236	(184)	237
Foreign currency exchange (loss) gain	(1,592)	807	206
Other	959	1,200	2,632
	$11,239	$15,877	$19,202

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

5.	INCOME TAX

Tax Stabilization Agreements

The Company has entered into the following tax stability agreements, each with a term of 15 years:

		Date of the	Tax regimes
Mine	Effective	tax agreement	in force

Carachugo/San José	January 1, 1995	May 19, 1994	October 29, 1999
Maqui Maqui	January 1, 1997	September 12, 1994	May 6, 1994
Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

These agreements guarantee the Company’s use of the tax regimes shown in the table above and permit maintenance of its accounting records in U.S. dollars.

The Company has determined the taxable income according to its understanding, and that of its legal advisors, of the applicable tax legislation.  This legislation requires adding to and deducting from accounting income as determined in the consolidated financial statements, those items that the referred legislation recognizes as taxable and non-taxable, respectively.

For the years ended December 31, 2008, 2007 and 2006 the income tax rate was 30% except for the La Quinua mine for which a 29% income tax rate applied.

Reinvestment of Earnings

Pursuant to Supreme Decree No.027-98-EF, mining companies are allowed to obtain a tax benefit by effectively reinvesting those non-distributed earnings into capital expansion projects that increase the Company’s productivity (“Reinvestment Program”).  The tax benefit is based on earnings effectively obtained and up to the maximum amount of the Reinvestment Program applied to and approved by the Ministry of Energy and Mines (“MEM”), amount that must be presented as Restricted earnings.

On March 4, 2003, the Company received a resolution from the MEM dated February 28, 2003, in which it approved the Reinvestment Program for the years from 2001 to 2004 for an amount of $189.6 million.

The Company received a subsequent resolution from the MEM dated June 27, 2003, with the following rulings:  (a) amended the years to be included in the Reinvestment Program (from 2001 to 2004) and (b) confirmed that the investment that would be part of the program to be executed between 2001 and 2004 amounts to $189.6 million.

In 2004, the Company transferred $189.6 million from Retained earnings to Restricted earnings according with the above Reinvestment Program in prior years. The reinvestment tax benefit reduced income tax expense by $56.9 million.

On December 26, 2006, the Company received the resolution from the MEM approving the Reinvestment Program for the periods 2001 to 2004.  In compliance with article 8° of Supreme Decree No.027-98-EF, the Company capitalized this amount through public deed dated December 20, 2007 and shall not declare dividends from Partners’ contributions during the following four fiscal years.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

According to article 4° of Supreme Decree N°027-98-EF, the Investment Credit taken by the Company was based on $151.7 million, which represents 80% of the amount approved in the Reinvestment Program.  However, in opinion of its legal advisors, the Company could have taken the tax benefit based on 100% of the Investment Credit approved in the Reinvestment Program and not only the 80% already taken.

Based on this new evaluation, the Company has recorded a tax receivable of  $11.4 million in Other current assets with a corresponding reduction to Income tax expense, related to the 20% remaining tax benefit from its 2001 - 2004 Reinvestment Program as final assessments are compute.

Peruvian Income Tax and Workers’ Profit Participation

The current income tax and workers’ profit participation expense (Note 13) was determined as follows:

	Years Ended December 31,
	2008	2007	2006
Income before workers’ profit participation and income tax in accordance with Peruvian GAAP	$728,940	$393,224	$893,027
Plus:
Non-deductible expenses	43,213	32,483	50,370
Reclamation (environmental) reserve liability	22,159	22,558	19,823
Contingencies and commitments’ accruals	10,309	1,360	24,577
Capitalized interest amortization	4,761	2,928	3,615
San Jose Reservoir amortization	3,102	-	-
Accounts receivable write-off	2,753	1,472	357
Provision for obsolescence of inventories	2,023	2,777	1,148
Other	3,855	3,648	615
	92,175	67,226	100,505
Less:
Depreciation of mine development and mineral interests	(30,722)	(9,593)	(30,980)
Kuntur Wasi road construction tax benefit	(13,038)	-	-
Reclamation (environmental) reserve expense	(6,800)	(7,701)	(8,133)
Capitalized interest	(5,002)	(11,696)	(4,146)
Contingencies and commitments’ accruals	-	(9,161)	-
Leasing benefit	(2,872)
Other	-	(2,643)	-
	(58,434)	(40,794)	(43,259)
Base to calculate workers’ profit participation	762,681	419,656	950,273
Workers’ profit participation (8%)	(61,015)	(33,572)	(76,022)
Taxable income	$701,666	$386,084	$874,251

Income tax (30%)	$210,500	$115,825	$262,275
Credit for charitable donations	(976)	(1,406)	(1,553)
Adjustment due to income tax rate applicable to the La Quinua	(1,965)	(1,202)	(4,240)
Current income tax	$207,559	$113,217	$256,482

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Income Tax – Reconciliation from Peru Tax Return to Income Tax Expense and Tax Balance Sheets

The Company’s income tax provision consisted of the following:

	Years Ended December 31,
	2008	2007	2006
Current Peru tax return	$207,559	$113,217	$256,482
Income tax prior years adjustments	(12,526)	-	(2,876)
Current	195,033	113,217	253,606
Deferred	1,024	(6,173)	(15,263)
Income tax expense	$196,057	$107,044	$238,343

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended December 31,
	2008	2007	2006
Income before tax provision	$672,519	$328,533	$763,791
Peruvian statutory rate	30%	30%	30%
Income tax at statutory rate	201,756	98,560	229,137
Income tax recognized through refilling of tax returns	(11,376)	-	-
Adjustment due to income tax rate applicable to the La Quinua	(1,965)	(1,202)	(4,240)
Income tax from tax disputes	-	-	230
Negotiated payment	5,548	2,905	6,551
Donations	4,587	5,295	3,728
Other (non-deductible expenses and tax credits)	(2,493)	1,486	2,937
Total income tax expense	$196,057	$107,044	$238,343

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Components of deferred income tax liabilities and assets were as follows:

	At December 31,
	2008	2007

Deferred tax assets:
Reclamation and remediation costs	$22,354	$34,138
Accounts receivable	152	11,795
Accounts payable and accrued expenses	6,567	10,550
Deferred workers’ profit participation	2,895	2,806
Other	5,597	-
	37,565	59,289
Deferred tax liabilities:
Property, plant and mine development costs	(66,165)	(77,463)
Inventories	(3,970)	(9,929)
Accrued liabilities	(483)	(2,870)
Debt issuance costs	(289)	(336)
Other	-	(2,825)
	(70,862)	(93,423)
Net deferred tax liability	$(33,297)	$(34,134)

Current deferred tax assets	$8,746	$8,746
Non-current deferred tax assets	-	1,848
Less:
Non-current deferred tax liabilities	(42,043)	(44,728)
Net deferred tax liability	$(33,297)	$(34,134)

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” on January 1, 2007.  FIN 48 clarifies the accounting and reporting for uncertainties in the application of the income tax laws to the Company’s operations.  The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company is no longer subject to examinations by taxing authorities for years through 2005.

As of December 31, 2007, the total amount of gross unrecognized tax benefits was $1.8 million.  In 2008, the ending balance of gross unrecognized tax benefits as of December 31, 2008 amounts to $5.5 million as result of the addition of prior year tax positions in the current year.

In addition, as is customary, the tax returns of the Company are subject to review by the various Peruvian taxing authorities.  At present, the income tax authorities have reviewed the Company’s tax filings up to year 2005.  In connection with this review, the tax authorities have identified certain adjustments with which the Company and its advisors do not agree.  In the third quarter of 2006 and the fourth quarter of 2004, payments of $7.6 million and $11.5 million, respectively, were made to the tax authorities principally to avoid the accruing of interest and penalties on the proposed adjustments that are related to the timing of the deductions.  The Company has accrued a liability for financial reporting purposes in an amount that represents the Company’s best estimate concerning the amount that is required to be included in its income tax expense as a result of the current tax review.  In the opinion of management, the resolution of the income tax controversy will not have a material impact on the financial condition or liquidity of the Company.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

6.	ACCOUNTS RECEIVABLE

	At December 31,
	2008	2007
Value added tax credit	$39,027	$53,048
Employee receivables	508	237
Other	6,003	4,221
	$45,538	$57,506

7.	INVENTORIES

	At December 31,
	2008	2007
Leach in-process	$4,231	$17,592
Mill in circuit	1,462	-
Precious metals	6,668	16,170
Materials and supplies	62,967	51,761
	$75,328	$85,523

8.	STOCKPILES AND ORE ON LEACH PADS

	At December 31,
	2008	2007
Current:
Stockpiles	$9,768	$7,902
Ore on leach pads	116,423	78,722
	$126,191	$86,624
Non-current:
Ore on leach pads	$147,998	$165,701

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

9.	OTHER CURRENT ASSETS

	At December 31,
	2008	2007
Income tax credit (Note 5)	$11,041	$3,298
Claims for tax refunds	4,038	2,821
Prepayments to suppliers and contractors	824	245
Restricted cash	168	2,036
Prepaid expenses and other	3,460	5,985
	$19,531	$14,385

10.	PROPERTY, PLANT AND MINE DEVELOPMENT, NET

	At December 31, 2008			At December 31, 2007
	Cost	Accumulated Depreciation, Depletion and Amortization	Net Book Value	Cost	Accumulated Depreciation, Depletion and Amortization	Net Book Value

Land	35,845	-	35,845	30,121	-	30,121
Facilities and equipment	2,012,655	(1,232,509)	780,146	1,705,196	(1,097,628)	607,568
Mine development	377,175	(153,527)	223,648	352,798	(137,413)	215,385
Mineral interests	66,731	(6,726)	60,005	45,680	(5,917)	39,763
Asset retirement cost	147,439	(85,100)	62,339	121,680	(73,830)	47,850
Construction-in-progress	131,733	-	131,733	242,087	-	242,087
	2,771,578	1,477,862	1,293,716	2,497,562	(1,314,788)	1,182,774

Leased assets included above in facilities and equipment	75,295	(35,549)	39,746	59,073	(30,770)	28,303

The Yanacocha Mill Project was completed in April 2008 at a cost of $227 million.  The company reclassified $207.2 million from Construction in Progress to Facilities and Equipment.  The remaining balance pertains to an additional circuit which will come in line in 2009.

Additions to leased assets in 2008 correspond to the acquisition of six haul trucks for $17.5 million (Note 11).

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

	Estimated Useful Lives of	Years
Facilities and equipment	Facilities	12 to 25
	Leach pads	5
	Equipment	7 to 10.5
	All remaining assets	5
Mine development	UOP based on ounces mined	8 to 21
Mineral interests	UOP for producing property	12
Asset retirement cost	Related asset	5 to 15
Lesser of asset		5

	At December 31, 2008			At December 31, 2007
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value

Mineral interests:
Production stage	$29,202	$(6,367)	$22,835	$8,551	$(5,558)	$2,993
Development stage	20,298	(174)	20,124	20,298	(174)	20,124
Exploration stage	17,231	(185)	17,046	16,831	(185)	16,646
Total	$66,731	$(6,726)	$60,005	$45,680	$(5,917)	$39,763

During the fourth quarter of 2008, the Company paid $20.7 million to three communities surrounding the Quinua leach pad (Quishuar, Encajón - Collotán and La Shacsha) in order to obtain the water rights of the irrigation channels crossing the Quinua pit.  These payments have been recorded in Mineral interests – Production stage at December 31, 2008.

11.	LONG-TERM DEBT

	At December 31,
	2008	2007
Credit facility	$75,862	$89,655
Bonds:
Floating rate	42,000	42,000
Fixed rate	58,000	58,000
Truck leases	29,756	28,456
	205,618	218,111
Less current portion	(27,283)	(22,724)
	$178,335	$195,387

During 2008, the Company made four quarterly installments payments of the credit facility for a total amount of $13,8 million.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Scheduled minimum debt repayments are $27.3 million in 2009, $36.1 in 2010, $31,7 in 2011, $29.8 in 2012, $29.8 in 2013 and $50.9 million thereafter.

Credit Facility

During the year 2006, the Company entered into an uncollateralized $100 million bank financing with a syndicate of Peruvian commercial banks.  Quarterly repayments of $3.4 million started in May 2007 with final maturity May 2014.  Borrowings under the facility bear interest at a rate of LIBOR plus 1.875%.

Bonds

During the year 2006, the Company issued $100 million of bonds into the Peruvian capital markets under a $200 million bond program.  The issuance is comprised of $42 million of floating interest rate bonds bearing interest at a rate of LIBOR plus 1.4375% and $58 million of fixed rate bonds bearing an annual interest of 7.0%.  Quarterly repayments of $4 million will begin in July 2010 for six years.  The bonds are uncollateralized.

Leasing

Truck leases

Banco de Credito del Peru -

In September 2007, the Company entered into a leasing contract with Banco de Credito del Peru related to the acquisition of mine haul trucks, for a total of $24.5 million, with a purchase option, and were delivered in 2007.  The lease period is three years bearing annual interest at a rate of 6.10%.  Monthly repayments began in January 2008.

Scotiabank -

In December 2007, the Company entered into a leasing contract with Scotiabank related to the acquisition of six haul trucks for a total of $16.3 million, with a purchase option.  One truck was delivered in 2007, while the remaining five trucks were delivered in 2008.  The lease period is three years bearing annual interest rate at a rate of 6.00%.  Monthly repayments began in May 2008.

Compliance with Covenants

The financing agreements oblige the Company to comply with certain financial covenants including debt coverage ratios.  In addition, there are covenants addressing the extent to which, the Company can incur additional indebtedness and distributions of earnings to the Partners.  At December 31, 2008 the Company was in compliance with these covenants.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

12.	DUE TO/FROM RELATED PARTIES

The Company has the amounts due from end:

	At December 31,
	2008	2007
Due from related parties:
Newmont Santa Fe Pacific Chile	$1,620	$-
Newmont Peru S.R.L.	506	12
Empresa Minera Inti Raymi S.A.	16	140
	$2,142	$152
Due to related parties:
S.M.R.L. Chaupiloma Dos de Cajamarca	$10,028	$11,687
Newmont Peru S.R.L.	2,825	2,437
Newmont USA	2,775	683
Newmont Technologies Limited	2,508	386
Newmont Santa Fe Pacific Chile	73	19
Empresa Minera Inti Raymi S.A.	6	-
Consorcio Energético Huancavelica S.A.	-	323
Buenaventura Ingenieros S.A.	-	292
	$18,215	$15,827

Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliates.  The corresponding charges totaled $51.3 million, $46.5 million and $40.0 million in 2008, 2007 and 2006, respectively.

As described in Note 1, the Company pays to Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs.  Royalty expense totaled $48.6 million, $34.0 million and $48.5 million in 2008, 2007 and 2006, respectively and is included in Costs applicable to sales.

13.	WORKERS’ PROFIT PARTICIPATION

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income.  Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

In 2008, 2007 and 2006, the current expense portion of workers’ profit participation amounted to $61.0 million, $33.6 million and $76.0 million, respectively, which was included in Costs applicable to sales.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation.  Supreme Decree N°009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo - FONDOEMPLEO.  Law 28464 published in January 2005, which modified art.3 of Law Decree 892, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be applied to training of employees and construction of public facilities.  Supreme Decree N° 002-2005-TR, published in May 6, 2005, establishes a limit of 2,200 UIT (inflation measurement unit, equivalent to $2.5 million at December 31, 2008) in the contributions to FONDOEMPLEO indicating that the difference goes to the Regional Government.

In 1998, the Peruvian Government issued additional regulations regarding the calculation of the workers’ profit participation, which limited to 18 monthly salaries the total amount each employee is entitled to.  However, there is a difference between the Law and its regulations.  The law establishes that the 18 months limit should be based upon 18 times the remuneration earned by the employee in December of the respective year.  However the regulation established an average approach for the calculation, by means of which, the total of the compensation earned by the employee during the year divided by the number of months worked provides the monthly salary cap on which the limit of 18 salaries is then calculated (including any bonus paid).

The Company followed the criteria established by the Law in determining the amount to be paid to its employees since 1998.  At December 31, 2006, the Company recorded a charge of $14.9 million, included in Other expenses, net, to cover any payment derived from the different criteria established to make these payments by both the law and the regulation.

In August 2007, the Court enacted an arbitration decision confirming that the Company had paid in excess to FONDOEMPLEO and the Regional Government.  This decision is considered the last instance and it cannot be appealed, however it is not binding to the Regional Government.  In this regard, the Company based on its best estimate, believed that the highest amount to be recovered from FONDOEMPLEO was only $3.9 million of the $5.3 million paid in excess.  The remaining balance was charged to Other expense, net.  As of December 2008, the Company has recovered $2.3 million from FONDOEMPLEO.

In September 2007, the Company proceeded to pay the balance owed to the employees of $21.8 million (including interest), which exceeded the original amount accrued of $6.9 million.  The additional amount mostly relates to interest paid by Company to the employees.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

14.	OTHER CURRENT LIABILITIES

	At December 31,
	2008	2007
Operating costs	$20,387	$13,273
Negotiated payment (Note 3)	18,492	9,683
Capital projects	14,610	18,045
Taxes other than income tax	8,183	2,097
Reclamation and remediation (Note 15)	7,074	4,599
Payroll and other benefits	6,659	6,159
Guarantee fund retention	4,472	6,578
Withholding income tax	2,814	2,210
Deferred revenues	2,439	-
Interest payable	1,556	2,081
Other	810	901
	$87,496	$65,626

15.	RECLAMATION AND REMEDIATION LIABILITIES (ASSET RETIREMENT OBLIGATIONS)

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

The liability corresponds primarily to activities to be performed in the reclamation and remediation of mining activities once the gold extraction process has been finished.  These activities include reclamation of the mine sites, operating water treatment plants, revegetation and earthworks.

The following is a reconciliation of the total liability for reclamation and remediation:

Balance at December 31, 2006	$140,832
Additions, change in estimates and other, net	8,150
Liabilities settled	(7,701)
Accretion	9,685
Balance at December 31, 2007	$150,966
Additions, change in estimates and other, net	26,042
Liabilities settled	(6,800)
Accretion	10,890
Balance at December 31, 2008	$181,098

The current portion of Reclamation and remediation liabilities of $7.1 million and $4.6 million at December 31, 2008 and 2007, respectively, are included in Other current liabilities.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Increases in the asset retirement obligation in 2008 relate primarily to the expanded mining operations and the San Jose Reservoir at Carachugo (in 2007 relate primarily to the expanded mining operations and new facilities at Yanacocha), and the related projected reclamation and remediation costs for this expansion.

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

Restricted Earnings

As explained in Note 5, the Company capitalized $189.6 million as decided on the Partners’ meeting carried out on December 10, 2007, resulting in an increase of Partners’ contributions from $208.6 million to $398.2 million at December 31, 2007.

Retained Earnings

Effective January 1, 2003, distribution of earnings for Partners other than legal entities domiciled in Peru is subject to a withholding tax of 4.1%.

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided from operations includes the following cash payments:

	Years Ended December 31,
	2008	2007	2006
Income tax paid	$184,234	$139,213	$277,993
Interest paid, net of capitalized interest	$7,963	$3,042	$9,873

Non-cash Investing Activities and Financing Activities

The Company entered into mining equipment lease agreement that resulted in non-cash increases to Property, plant and mine development, net and long-term debt of $17.5 million in 2008 and $28.5 million in 2007.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

18.	MAJOR CUSTOMERS AND EXPORT SALES

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide.  In 2008, sales to one customer accounted for $1,210 million which represented 75% of total annual sales.  In 2007, sales to one customer accounted for $700 million which represented 63% of total annual sales.  In 2006, sales to one customer accounted for $1,290 million which represented 81% of total annual sales. All gold sales were made outside Peru.

19.	COMMITMENTS AND CONTINGENCIES

Tax Contingencies

Tax contingencies are provided for under FIN 48 (see Notes 2 and 5).

Peruvian Mining Royalty

During the second quarter of 2004, the Peruvian Government enacted legislation to establish a sliding scale mining royalty of up to 3% based on the volume of mine production.  The royalty is calculated on revenue from sales of product less certain refining and transportation expenses.  While the Peruvian royalty became effective during the second quarter of 2004, it does not apply to those projects that had stabilization agreements prior to the adoption of the royalty law.  The Company’s current production is derived from projects that were stabilized prior to the enactment of the royalty legislation.  Future production from non-stabilized projects could be burdened by this royalty.

Reinvestment Program

At June 30, 2004, the Company completed all of its investments under the Reinvestment Program from 2001 to 2004.  At December 31, 2006, after completing the MEM’s audit, the Company received the resolution of approval.  The amount of $189.6 million that had been booked as Restricted earnings was capitalized in December 2007, as stated by law.  The Company shall not declare dividends from Partners’ contributions during the following four fiscal years.

Unitization of Properties

In December 2000, as a result of the unitization plan carried out by the Partners, the Company signed several asset transfer and mining lease agreements with related entities.  The main conditions are:

•
The Company must pay to Chaupiloma, S.M. Coshuro R.L. and Buenaventura 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions.  These properties are currently under exploration, except for a lime concession.

The Company must pay to Los Tapados S.A. 3% on quarterly net sales proceeds of mineral extracted from the transferred and leased concessions of Los Tapados S.A.  The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals.  The properties are currently not being exploited by the Company.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Legal Proceedings

Choropampa (mercury spill)

In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Peruvian soles (approximately $0.5 million) to the Peruvian government. Yanacocha has entered into settlement agreements with a number of individuals impacted by the incident. As compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident. Yanacocha cannot predict the likelihood of additional expenditures related to this matter.

Yanacocha, and other defendants have been named in lawsuits filed by approximately 1,100 Peruvian citizens in Denver District Court for the State of Colorado. These actions seek compensatory damages based on claims associated with the elemental mercury spill incident. The parties in these cases agreed to submit these matters to binding arbitration. In October 2007, the parties to the arbitration entered a court-approved settlement agreement, resolving most of these cases.

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits entered into settlement agreements with Yanacocha prior to filing such claims. In April 2008, the Peruvian Supreme Court upheld the validity of these settlement agreements, which should result in the dismissal of all claims brought by previously settled plaintiffs. Yanacocha has also entered into settlement agreements with approximately 350 additional plaintiffs.

The claims asserted by approximately 200 plaintiffs remain.  Yanacocha can not reasonably predict the final outcome or estimate the possible loss relating to such claims.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Hacienda Los Negritos

In October 2002, the Company was sued by Grimaldina Malpica Rojas (“the plaintiff”), seeking: (i) the repossession of the “Los Negritos” property, which is currently held and utilized by the Company, and (ii) a payment for damages of up to $65 million.  In July, 2008 the Court dismissed this claim and the ruling was not appealed by the plaintiff.

Baños del Inca

In September 2006 the Municipality of Baños del Inca issued a declaration designating an area that includes the Carachugo Expansion and San Jose Projects as reserved and protected areas.  Based on previous experience and actions taken by the Constitutional Tribunal (Peru Court of Last instance for Constitutional issues) in respect of Cerro Quilish in which it was ruled that such declaration did not affect the Company’s mining rights, the Company believes that Baños del Inca’s declaration, should not impact the Company’s legal rights to exploit these concessions.

In March 2008, Lima Court rejected a Baños del Inca Municipality request which not recognized Lima’s Jurisdiction.  The legal proceeding is currently pending resolution in Lima’s Court of First Instance.

San Pablo

In February 2007 the Municipality of San Pablo issued an ordinance designating an area that includes Las Lagunas and Pozo Seco as reserved and protected areas, where the company has mining rights. Based on previous experience and actions taken by the Constitutional Tribunal in respect of Cerro Quilish in which it was ruled that such declaration did not affect the Company’s mining rights, the Company believes that San Pablo’s declaration, should not impact the Company’s legal rights to exploit these concessions. The Company has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by the Company’s mining concessions. The Court in the first instance rejected the complaint based on formal grounds. The resolution of the Court was appealed and such appeal is currently pending resolution in Lima’s Court of Second Instance.

In November 2008, Lima’s Court confirmed the ruling from the First Instance, rejecting the case based on formal ground.  A constitution complaint has been submitted to the Constitutional Court and is currently pending resolution.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements as of December 31, 2008, 2007 and 2006 together with the Report of Independent Registered Public Accounting Firm

Contents

ernst & young	Medina, Zaldivar, Paredes & Asociados
Sociedad Civil

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sociedad Minera Cerro Verde S.A.A.

We have audited the accompanying balance sheets of Sociedad Minera Cerro Verde S.A.A. (a Peruvian company, subsidiary of Freeport McMoRan Copper & Gold Inc., the “Company”) as of December 31, 2008 and 2007, and the related statements of income, shareholders’ equity and cash flows for each of  the  two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Sociedad Minera Cerro Verde S.A.A. as of and  for the year ended December 31, 2006 were audited by other auditors whose report dated February 9, 2007 expressed on unqualified opinion on such financial statements.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles in Peru, which differ in certain respects from U.S. generally accepted accounting principles (see notes 26 and 27 to the financial statements).

Lima, Peru,
May 21,  2009

Countersigned by:

/s/ VICTOR BURGA

Víctor Burga
C.P.C. Register No.14859

Sociedad Minera Cerro Verde S.A.A.

Balance Sheets
As of December 31, 2008 and 2007

	Note	2008	2007
		US$(000)	US$(000)
Assets
Current Assets
Cash and cash equivalents	4	481,744	630,360
Trade accounts receivable from third parties		8,712	40,156
Trade accounts receivable from affiliates	5	89,043	206,513
Value added tax credit		11,614	5,855
Other accounts receivable		6,977	1,000
Inventories, net	6	175,832	93,735
Prepaid expenses		6,764	3,038
Total current assets		780,686	980,657
Other assets	18(d)	48,752	-
Long-term inventories	6	73,346	40,187
Property, plant and equipment, net	7	1,068,499	1,014,732
Intangible, net	18(c)	12,289	-
Total assets		1,983,572	2,035,576
Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	8	91,661	50,394
Trade accounts payable to affiliates	19(d)	6,397	8,092
Embedded derivative related to price of copper	21	255,035	49,766
Income tax payable		91,822	138,006
Workers’ profit sharing payable		91,981	99,649
Other accounts payable	9	45,521	98,529
Current portion of financial obligations	10	-	11,250
Total current liabilities		582,417	455,686

Long-term financial obligations	10	-	62,514
Provision for remediation and mine closure	18(a)	16,944	15,634
Deferred income tax and workers’ profit sharing, net	11(a)	1,376	55,697
Other accounts payable, long-term	9	58,600	-
Deferred income		60	303
Total liabilities		659,397	589,834
Shareholders’ equity, net	12
Capital stock		189,030	189,030
Additional paid-in capital		375,660	375,660
Legal reserve		37,845	37,845
Restricted earnings		800,030	800,030
(Accumulated deficit )Retained earnings		(78,390)	43,177
Total shareholders’ equity, net		1,324,175	1,445,742

Total liabilities and shareholders’ equity, net		1,983,572	2,035,576

The accompanying notes are an integral part of the balance sheet.

Sociedad Minera Cerro Verde S.A.A.

Statements of Income
For the years ended December 31, 2008, 2007 and 2006

	Note	2008	2007	2006
		US$(000)	US$(000)	US$(000)

Net sales	14	1,835,911	1,794,559	667,671
Cost of sales	15	(596,741)	(418,108)	(140,423)
Gross revenue		1,239,170	1,376,451	527,248

Operating Expenses
Selling expenses	16	(78,190)	(54,405)	(3,538)
Voluntary contribution	18(b)	(29,496)	(48,674)	-
Other operating expenses	18(d)	(29,956)	(2,432)	(48,100)
Operating income		1,101,528	1,270,940	475,610

Other income (expenses):
Financial expenses	17	(7,853)	(23,346)	(2,984)
Financial income	17	20,278	33,168	10,899
Other, net		(2,366)	(426)	(550)
Profit before workers’ profit sharing and income tax		1,111,587	1,280,336	482,975

Workers’ profit sharing
Current	13(b)	(100,556)	(105,851)	(41,825)
Deferred	11(a)	12,207	(995)	(980)
Income tax
Current	13(b)	(346,919)	(267,138)	(49,381)
Deferred	11(a)	42,114	(101,667)	53,832

Net Income		718,433	804,685	444,621

Basic and diluted earnings per share (stated in U.S dollars)	20	2.05	2.30	1.27

Weighted average number of share outstanding	20	350,056,012	350,056,012	350,056,012

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statement of Changes in Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006

	Capital stock	Additional paid- in capital	Legal Reserve	Restricted Earnings	Retained Earnings	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances at January 1, 2006	189,030	375,660	17,822	152,911	81,013	816,436

Transfer to the legal reserve	-	-	20,023	-	(20,023)	-
Net income	-	-	-	-	444,621	444,621
Transfer to restricted earnings, note 12(d)	-	-	-	317,068	(317,068)	-
Balances at December 31, 2006	189,030	375,660	37,845	469,979	188,543	1,261,057

Dividend distributions, note 12(f)	-	-	-	-	(620,000)	(620,000)
Net income	-	-	-	-	804,685	804,685
Transfer to restricted earnings, note 12(d)	-	-	-	330,051	(330,051)	-
Balances at December 31, 2007	189,030	375,660	37,845	800,030	43,177	1,445,742

Dividend distributions, note 12(f)	-	-	-	-	(840,000)	(840,000)
Net income	-	-	-	-	718,433	718,433

Balances at December 31, 2008	189,030	375,660	37,845	800,030	(78,390)	1,324,175

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statement of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Operating Activities
Net income	718,433	804,685	444,621
Adjustments to net income that do not affect net cash flow from operating activities:
Depreciation	79,035	76,696	25,627
Amortization of debt issuance costs	4,986	13,347	2,819
Amortization of intangible	1,711	-	-
Accretion expense due to mine closure accrual	1,310	716	447
Gain on sale of plant and equipment	-	(69)	(72)
Provision for obsolescence of materials and supplies	(71)	197	277
Deferred income tax and workers’ profit sharing	(54,321)	102,435	(52,852)
Amortization of mine development costs	-	13,672	1,277
Amortization of deferred income	(243)	(244)	(242)
Net changes in assets and liabilities accounts:
Decrease (increase) in operating assets:
Trade accounts receivable from third parties	31,444	(40,156)	99
Trade accounts receivable from affiliates	117,470	(156,410)	(19,959)
Value added tax credit	(5,759)	32,931	(10,643)
Other accounts receivable	(5,977)	865	1,369
Inventories (current and long-term portion)	(115,185)	(36,993)	(29,500)
Prepaid expenses	(3,726)	1,291	5,558
Other assets	(48,752)	-	-
Increase (decrease) in operating liabilities:
Trade accounts payable	41,267	5,964	29,442
Trade accounts payable to affiliates	(1,695)	7,353	(467)
Embedded derivative related to price of copper	205,269	46,006	(3,058)
Income tax payable	(46,184)	129,625	8,069
Workers’ profit sharing payable	(7,668)	60,157	21,483
Other accounts payable	(7,473)	56,528	43,239
Net cash and cash equivalents provided by operating activities	903,871	1,118,596	467,534

Statements of Cash Flows (continued)

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Investing activities
Purchase of property, plant and equipment	(133,779)	(99,961)	(560,095)
Proceeds from sales of plant and equipment	42	113	148
Net cash and cash equivalents (used in) provided by investing activities	(133,737)	(99,848)	(559,947)

Financing activities
Proceeds from financial obligations	-	-	182,000
Payments of financial obligations	(78,750)	(123,250)	-
Payment of dividends	(840,000)	(620,000)	-
Net cash and cash equivalents (used in) provided by financing activities	(918,750)	(743,250)	182,000

(Net decrease) Net increase in cash and cash during the year	(148,616)	275,498	89,587
Cash and cash equivalents at beginning of year	630,360	354,862	265,275

Cash and cash equivalents at year-end	481,744	630,360	354,862

Additional information:
Income tax payments	267,849	138,900	32,735
Payments of financial expenses	7,853	23,346	33,168

The accompanying notes are an integral part of these financial statements

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements
As of December 31, 2008, 2007 and 2006

1.	Identification and business activity
(a)	Identification -
Sociedad Minera Cerro Verde S.A.A. (hereinafter the Company) was incorporated in Peru on August 20, 1993 as a result of the privatization process carried out by the Peruvian state in that year. The Company has listed its shares on the Lima Stock Exchange since November 14, 2000.

On March 19, 2007, Freeport-McMoRan Copper and Gold Inc. (“Freeport”) completed the acquisition process of Phelps Dodge Corporation (“Phelps Dodge”).  Phelps Dodge, through its subsidiary Cyprus Climax Metals Company, owns 53.56% of the voting shares of the Company.  Additionally, SMM Cerro Verde Netherlands B.V. (a subsidiary of Sumitomo Metal Mining Company), Compañía de Minas Buenaventura S.A.A. and the minority stakeholders own 21%, 19.05% and 6.39% of the voting shares of the Company, respectively.

The Company’s legal address is Asiento Minero Cerro Verde S/N Uchumayo – Arequipa.  The ore deposits are located southwest of the city of Arequipa.

(b)	Business activity -
The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes and concentrates.

(c)	Approval of financial statements -
The financial statements as of December 31, 2008 and 2007 were approved at the General Shareholders Meeting held on March 30, 2009.

Notes to the Financial Statements (continued)

2.	Significant accounting principles and policies
In the preparation and presentation of the financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2008, 2007 and 2006, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).  A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 26 and 27.  The financial statements derive from the statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

The principal accounting principles and practices used in accounting for the transactions and in preparing the financial statement are:

(a)	Basis of presentation -
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Peru. The accounting principles in Peru correspond to the International Financial Reporting Standards – IFRS approved by the Peruvian Accounting Interpretation Standards Board, and are consistent with the ones used in the previous year, except for the following International Financial Reporting Interpretations Committee (IFRIC) adopted effective January 1, 2008.

IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”
IFRIC 1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognized both as part of the cost of an item of property, plant and equipment under IAS 16 and as a  liability under IAS 37.  The interpretation addresses subsequent changes to the amount of the liability that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate.  The adoption of the IFRIC, during 2008, did not have a material effect on the Company’s Financial Statements.

IFRIC 9 "Reassessment of embedded derivatives"
IFRIC 9 requires the Company, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives.  Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.  The adoption of this interpretations did not result in a change to the 2008 financial statements.

As of December 31, 2008, the Peruvian Accounting Standards Board has approved the application of the IFRS 1 to 6, IAS 1 to 41,  SICs 7 to 32 and  IFRICs 1 to 12.

(b)	Use of estimates and assumptions -
The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires management to make estimates and assumptions in order to determine the amounts of the assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of revenues and expenses to be reported for the years ended December 31, 2008 ,2007 and 2006

Notes to the Financial Statements (continued)

The most significant estimates considered in the preparation of the accompanying financial statements refers to: (i)the copper cathode and concentrate provisional sales prices which are initially recorded according to the terms of sales contracts (embedded derivative), (ii)the expected copper recovery rates used to estimate copper contained in the in-process inventories, (iii)the provision for obsolescence of materials and supplies, (iv)the useful life and the recoverable amount of property, plant and equipment, (v)the determination of ore reserves and the provision for mine closure costs and estimation of contingencies.  Any difference between the estimated and actual amounts will be recorded in the year of occurrence.

(c)	Foreign currency translation -
Functional and presentation currency -
Financial statements are presented in US dollars, which is the Company’s functional and presentation currency.

Transactions and balances in foreign currency -
Transactions that are not originated in the functional currency are considered foreign currency transactions. Initially, transactions in foreign currency are recorded at the exchange rate in effect on the transaction dates.  Later, at each balance sheet date: (a) monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate on that date, and (b) non-monetary items denominated in foreign currencies, that are measured in terms of historical cost, are translated using the exchange rates in effect on the dates of the original transactions.

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

Financial assets at fair value through profit or loss-
This category has two sub-categories: held-for-trading financial assets and those designated at fair value through profit or loss at the time of acquisition. A financial asset is classified in this category if acquired principally for the purpose of its sale in the short term or if so designated by management.  Derivatives financial instruments also are classified as trading, unless they are designated as hedge.  Assets in this category are classified as current assets if they are either held for trading or are expected to be traded within 12 months of the balance sheet date.

Notes to the Financial Statements (continued)

Loans and receivables -
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment.

If there is objective evidence that an impairment loss on assets has been incurred (such as the probability of insolvency or significant financial difficulties of the debtor), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flow discounted at the financial asset’s original effective interest rate or interest rate applicable to a similar transaction.  The carrying amount of the receivable is reduced through  an allowance account. The amount of the loss is recognized in the statements of income.  If, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss.  Impaired receivables are expensed when they are assessed as uncollectible.

Held-to-maturity investments-
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. The Company does not maintain any financial assets in this category as of December 31, 2008 and 2007.

Available-for-sale financial assets -
Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories.  After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity, net of tax.  When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the statements of income. The Company did not maintain any financial assets in this category as of December 31, 2008 and 2007.

(e)	Cash and cash equivalents -
Cash and cash equivalents comprise cash at banks and on hand.  For the purpose of the statements of cash flows, cash and cash equivalents also include short-term deposits with an original maturity of three months or less.  Restricted cash deposit is shown separately in the balance sheet as other assets.

Notes to the Financial Statements (continued)

(f)	Inventories -
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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repair and maintenance costs are charged to the cost of production during the period in which they are incurred

Land is not depreciated.  Depreciation on items of property, plant and equipment directly related to the useful life of the mine is calculated by using the units-of-production method, based on the proven and probable reserves.  Other fixed assets are depreciated by using the straight-line method based on the following estimated useful lives:

Years

Buildings and other construction	Between 12 and 30
Machinery and equipment	Between 5 and 10
Transportation units	3
Furniture and fixtures	7
Other equipment	Between 3 and 12

Notes to the Financial Statements (continued)

The assets’ useful lives and depreciation methods are reviewed at year-end, to ensure that they are consistent with the economic benefit of the property, plant and equipment items.

An item of property, plant and equipment is disposed of when no future economic benefits are expected from its later use. Any gain or loss arising on disposal of the asset is included in current profit or loss statement in the year in which the asset is disposal.

(h)	Intangibles -
The intangible assets acquired are recorded at cost less accumulated depreciation. As indicated in note 18 (c), the Company has recognized an intangible asset related to the contractual rights to the purchase of electrical energy at a fixed price. The related cost is amortized based on the life of the contract (9 years).

(i)	Impairment of non-financial assets -
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

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revaluated amount, in which case the reversal is treated as a revaluation increase.

(j)	Borrowings -
All loans and borrowings are initially recognized at the fair value of the cash received less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Notes to the Financial Statements (continued)

(k)	Provisions -
General
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

Mine closure costs
The Company records a provision for mine closure when a legally enforceable obligation arises, independently of the full depletion of the reserves. The Company estimates the present value of its future obligations for remediation and mine closure (asset retirement obligation or “ARO”) and increases the carrying amount of the related asset (asset retirement cost or “ARC”) to be retired in the future, which is included in the property, plant and equipment account in the balance sheet.  Subsequently, ARC is amortized to expense during the useful life of the related assets. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs.  The changes in the fair value of the obligation or useful life of the related assets that occur from the revision of the initial estimates are recorded as an increase or decrease in the book value of the obligation and the related asset.

(l)	Contingencies -
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

(m)	Revenue recognition -
Revenue comprises the fair value of the sale of goods, net of the related general sales tax.

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

Notes to the Financial Statements (continued)

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

(o)	Income tax and workers’ profit sharing -
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

Notes to the Financial Statements (continued)

(p)	Borrowing costs -
Borrowing costs incurred for the construction of any qualifying assets are capitalized during the period of time that is required to complete and prepare the asset for its intended use.  Other borrowing costs are recorded as expense when incurred.

(q)	Basic and diluted earnings per share -
Basic and diluted earnings per share are calculated by dividing basic earnings per share by the weighted average common shares outstanding during the period, excluding treasury shares.  The shares issued as a result of capitalization of profits are adjusted retrospectively.  As of December 31, 2008 and 2007, the Company did not maintain financial instruments with dilutive effects; as a result, the basic and diluted earnings per share are the same for 2008 and 2007.

(r)	International Financial Reporting Standards (IFRS) not yet mandatory in Peru –
There are several IFRS and IFRICs which have been issued internationally and approved by the local Accounting Standards Board (CNC) to be applied in Peru effective from January 1, 2009. The standards that could affect the Company are the following:

-
IFRS 7 “Financial Instruments – Disclosures,” effective internationally for periods that begin on or after January 1, 2007. The objective of this IFRS is to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, to understand the nature and extent of the risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

-
IFRS 8 “Operating Segments,” effective internationally for periods that begin on or after January 1, 2009.  This IFRS replaces International Accounting Standard (IAS) - 14, ”Segment Reporting" and establishes that reporting by segments must be done in accordance with "Management’s focus", meaning using the internal reporting formats used by Management for decision-making purposes.

The Company does not expect the adoption of this IFRS to have a material effect on the Company’s  financial statements.

The following standards, issued internationally as of December 31, 2008, could affect the Company but have not yet been approved by the CNC:

-
IFRS 1 "First-time Adoption of the International Financial Reporting Standards" and IAS 27 "Consolidated and Separate Financial Statements" (revised), effective for periods that begin on or after January 1, 2009.  This change in IFRS 1 allows an entity to determine the cost of investment in subsidiaries, jointly-controlled entities, and associates in its first financial statements under the IFRS as of the date of transition to IFRS, using the cost determined in accordance with IAS 27,  or considering the previous GAAP carrying amount  as cost at the date of the transition to IFRS, or at the fair value in accordance with IAS 39.   These changes will have no effect on the financial statements of the Company.

Notes to the Financial Statements (continued)

-
IAS 23 "Borrowing Costs" (revised) applies to borrowing costs incurred on qualifying assets for which the commencement date for capitalization is on or  after January 1, 2009. This standard removes the option of expensing all borrowing and requires capitalization of the borrowing costs that are directly attributable to the acquisition, construction or production of qualified assets.

-
IFRS 3 "Business Combinations (Revised)" IFRS 3R and IAS 27 "Consolidated and Separate Financial Statements (Revised) – IAS 27R.  The revised standards were issued in January 2008 and become effective for financial years beginning on or after July 1, 2009. IFRS 3R introduces a number of changes in the accounting for business combinations occurring after this date that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. IAS 27R required that a change in the ownership interest of a subsidiary (without loss of control) be accounted for as an equity transaction. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 27 Statement of Cash Flows, IAS 12 Income Taxes, IAS 21 The Effects of Changes in Foreign Exchanges Rates, IAS 28 Investment in Associates and IAS 31 Interest in Joint Ventures. The changes in IFRS 3R and IAS 27R will affect future acquisitions or loss of control and transactions with minority interest.  The standards may be early adopted  in Perú.

-
IAS 1 "Presentation of Financial Statements (Revised)”, effective for periods that begin on or after January 1, 2009.  When this standard is first applied, the disclosures must be made for all comparative periods presented.  This standard requires the grouping of information in the financial statements based on common characteristics and the presentation of a comprehensive income statement.  This standard allows presentation of the income and expense captions, as also comprehensive other income in a comprehensive income statement or, alternatively, presenting two separate statements (a statement of income and a comprehensive income statement).  The names of some financial statements have been changed to clarify their purpose.

-
IAS 32 “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation (Amendments),” effective for periods that begin on or after January 1, 2009.  This amendment establishes a series of changes with respect to the classification of certain financial instruments as equity or liability, and increase the disclosure requirements for these instruments. In addition, it requires additional disclosures for negotiable instruments classified as equity.

-
IAS 39 "Financial instruments: Recognition and Measurement – Eligible Hedged Items (Amendment),," effective for periods that begin on or after July 1, 2009.  This amendment addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. This standard clarifies that an entity may designate  the changes in fair value or  cash flows  related to a one-sided risk as the hedged item in an effective relationship.   The standard further clarifies that an inflationary element can be designated as a separable risk, if it is a contractually specified  cash flow.

Notes to the Financial Statements (continued)

As of this date, the Company’s management is analyzing the impact that those standards and interpretations not yet approved by the CNC will have on its operations when such standards are approved for application in Peru.

(s)	Financial statements as of December 31 st, 2007 -
In order to make comparable the figures of 2007 with the corresponding figures of 2008, the Company reclassified in the balance sheet US$49,766,000 from the “Trade account receivable” and “Trade account receivable to affiliates” captions to the “Embedded derivative related to the price of copper” caption.

3.	Foreign currency transactions
Translations to foreign currency (Nuevos Soles) are completed using exchange rates published by the Superintendencia de Banca y Seguros y AFP.  As of December 31, 2008, the exchange rates published by this Institution were S/3.137 for buying and S/3.142 for selling U.S. dollars (S/2.995 for buying and S/2.997 for selling as of December 31, 2007) and have been applied to the respective assets and liabilities accounts.

As of December 31, 2008 the Company had deposit in guarantee, amounting to S/150,000,000 (equivalent to US$48,752,000 as of December 31, 2008), see note 18(d).  As of December 31, 2008 and 2007, the Company does not maintain additional significant assets or liabilities denominated in Nuevos Soles.

4.	Cash and Cash equivalents
(a)	The cash and cash equivalents are made up as follows:

	2008	2007
	US$(000)	US$(000)

Cash and banks	21,571	3,013
Cash equivalents (b)	460,173	627,347
	481,744	630,360

(b)
As of December 31, 2008 and 2007 this caption comprises a portfolio of investments in foreign money market fund securities (primarily short term US governments obligations, T-bills, with less than 3 months maturity) which yield variable returns, and are classified as highly liquid current assets because they are highly liquid and since management plans to use them for its short-term cash needs. The carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are recognized as financial income in the statements of income, see note 17.

Notes to the Financial Statements (continued)

5.	Trade accounts receivable from affiliate
(a)	This item is made up as follows:

	2008	2007
	US$(000)	US$(000)

Freeport – McMoRan Corporation (b)	59,952	94,097
Sumitomo Metal Mining Company, Ltd. (c)	23,311	105,350
Climax Molybdenum Marketing Corporation (d)	5,780	7,066
	89,043	206,513

Trade accounts receivable are denominated in U.S. dollars, have current maturity, do not bear interest and have no specific guarantees.

(b)
On October 15th, 2006, the Company signed a contract with Phelps Dodge Corporation (now Freeport-McMoRan Corporation) through which it committed itself to sell 20% of the production of copper concentrate. The contract has a one-year term and is renewable until one of the parties notifies the decision to terminate it.  In the year 2008, the sales of concentrate copper to Freeport McMoRan Corporation amounted to US$554,262,000 (US$324,714,000 in 2007).

Additionally, during 2008, the Company sold copper cathodes to Freeport – McMoRan Corporation amounting to US$17,119,000 (US$536,816,000 in 2007). The sales were made based on to the availability of the copper cathodes and the conditions were agreed upon for each shipment. The sales from related parties are made at normal market prices.

(c)
On June 1, 2005, the Company signed an agreement with Sumitomo Metal Mining Company Ltd., by means of which it committed to sell 50% of its annual copper concentrate production at the market price prevailing at the date of the delivery, until December 31, 2016. As of December 31, 2008, the sales to Sumitomo Metal Mining Company Ltd. amounted to US$520,866,000 (US$600,673,000 in 2007).

(d)
On October 1, 2006, the Company signed an agreement with Climax Molybdenum Marketing Corporation (a subsidiary of Freeport McMoRan Corporation) by means of which it committed to sell 100% of its annual molybdenum concentrate, at the market price prevailing at the date of the delivery. This contract is valid for one year, and is renewable until one of the parties expresses its desire to terminate it. In 2008 the sales to Climax Molybdenum Corporation amounted to US$55,384,000 (US$22,142,000 in 2007).

(e)
In 2007, the Company sold copper concentrate to its affiliate, Compañía Contractual Minera Candelaria, for US$53,390,000. As of December 31, 2008 and 2007, the Company did not maintain trade accounts receivable with this affiliate.

Notes to the Financial Statements (continued)

6.	Inventories, net
(a)	This item is made up as follows:

	2008	2007
	US$(000)	US$(000)

Copper cathodes	5,532	1,846
Copper concentrate	5,085	12,428
Molybdenum concentrate	887	76
Inventory in process	98,938	64,587
Materials and supplies	135,668	47,672
Inventories in transit	5,337	9,653
	251,447	136,262
Provision for obsolescence of materials and supplies (b)	(2,269)	(2,340)
	249,178	133,922
Long-term inventory in process (c)	(73,346)	(40,187)
	175,832	93,735

(b)	In Management’s opinion, the provision for obsolescence of materials and supplies is sufficient to cover the risks of obsolescence as of the date of financial statements.

(c)
This item corresponds principally to low grade sulfide material mined placed on the stockpiles and ready to be processed in the concentrator.  Additionally, it includes the copper pounds contained in leach pads, for which recovery is achieved through its exposure to acidic solutions and subsequent transfer to the electrowinning plant to produce copper cathodes.  The expected recovery of copper pounds contained in leachpad is estimated based upon metallurgical assays performed on the material.

Notes to the Financial Statements (continue)

7.	Property, plant and equipment, net
(a)	The table below presents the movement in cost and accumulated depreciation during year 2008:

	Opening balance	Additions	Adjustments	Transfers	Closing balance
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	1,465	-	-	32	1,497
Buildings and other constructions	77,495	-	(9)	8,001	85,487
Machinery and equipment	1,151,112	-	(35)	54,772	1,205,849
Transportation units	6,566	-	-	2,087	8,653
Furniture and fixtures	692	-	-	94	786
Other equipment	7,143	-	(42)	2,365	9,466
Work in progress and transit units	43,903	133,658	(965)	(67,351)	109,245
Mine closure costs	12,468	121	-	-	12,589
	1,300,844	133,779	(1,051)	-	1,433,572

Accumulated depreciation
Buildings and other constructions	17,229	3,332	(13)	-	20,548
Machinery and equipment	256,504	73,752	(50)	-	330,206
Transportation units	5,517	456	-	-	5,973
Furniture and fixtures	243	99	-	-	342
Other equipment	4,956	884	(11)	-	5,829
Mine closure costs	1,663	512	-	-	2,175
	286,112	79,035	(74)	-	365,073
Net cost	1,014,732				1,068,499

(b)
Fully depreciated assets as of December 31, 2008 and 2007 amount to US$40,163,000 and US$39,140,000 respectively. Currently, these assets are being used by the Company and are primarily machinery and equipment.

(c)
As of December 31, 2008, the work in progress and transit units correspond primarily to the purchase of haulage trucks and two electric shovels, as well as to the extension of the drainage, filtering and development system of the leach pad number one.

(d)
As of December 31, 2008, under the application of the IAS 36 “Impairment of Assets,” the Company’s Management performed an evaluation of the value of its fixed assets. The recoverable amount was based on value in use and was determined at the cash generating unit level.  In Management’s opinion, it is not required to record a loss due to impairment of the long-term assets.

Notes to the Financial Statements (continue)

8.	Trade accounts payable
Trade accounts payable are mainly purchases of materials, supplies and spare parts for the mining activities of the Company.  These obligations are primarily denominated in U.S. dollars, have current maturities and do not accrue interest.  No guarantees have been granted.

9.	Other accounts payable
This item is made up of the following:

	2008	2007
	US$(000)	US$(000)

Voluntary contribution, note 18(b)	27,991	48,674
Water plant , note 18(d)	65,800	40,000
Other accounts payable	10,330	9,855
	104,121	98,529

Water plant, long-term portion	(58,600)	-

	45,521	98,529

10.	Financial obligations
This item is made up of the following:

	2008	2007
	US$(000)	US$(000)

Corporate bonds	-	78,750
Less – current portion	-	(11,250)
		67,500

Debt issuance costs	-	(4,986)

Non-current portion	-	62,514

During the year 2008, the Company executed the rights of redemption of bonds and pre-paid the total outstanding amount as of September 20, 2008 including capital and interest, totaling US$74,581,102.

The corporate bonds accrued annual interest payments calculated using the Libor rate plus 1.6%.

Notes to the Financial Statements (continue)

11.	Deferred income tax and profit sharing
(a)
The Company recognizes the effect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.  The composition of this item is made up as follows:

	As of 01.01.07	Debit (credit) to the statement of Income	As of 12.31.07	Debit (credit) to the statement of Income	As of 12.31.08
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred income tax asset
Income tax credit due to reinvestment benefit, note 13(c)	99,015	(99,015)	-	-	-

Deferred income tax and worker’s profit sharing liability, net
Deductible temporary differences
Price adjustment of copper cathodes and concentrates	2,215	15,382	17,597	73,196	90,793
Provision for Bamputañe dam, net	-	-	-	24,312	24,312
Difference in valuation of inventories	-	3,614	3,614	(3,387)	227
Provision for remediation and mine closure	1,880	250	2,130	194	2,324
Deferred stripping costs	-	1,203	1,203	(121)	1,082
Other provisions	949	(527)	422	1,187	1,609
	5,044	19,922	24,966	95,381	120,347

Taxable temporary differences
Difference in depreciation method	45,444	35,219	80,663	41,060	121,723
Asset in valuation method of inventories	543	(543)	-	-	-
Difference in valuation of inventories	7,784	(7,784)	-	-	-
Deferred stripping costs	3,550	(3,550)	-	-	-
	57,321	23,342	80,663	41,060	121,723

Deferred liabilities, net	52,277	3,420	55,697	(54,321)	1,376

Total debit (credit) to the statement of income		102,435		(54,321)

Notes to the Financial Statements (continue)

(b)	The reconciliation of the legal combined rate with the effective rate of income tax for the years 2008 and 2007 is shown below:

	2008	2007	2006
	US$	US$	US$

Income before workers’ profit sharing and Income tax	1,111,587	1,280,336	482,975
Income tax rate	30%	30%	30%
Expected income tax expense	333,476	384,101	144,893
Workers’ profit sharing	(26,504)	(32,054)	(12,842)
	306,972	352,047	132,051

Not-deductible expenses	7,669	16,173	15,627
Provision for water plant	(12,000)	-	-
Reinvestment of earnings	-	(1,231)	(152,334)
Others	2,164	1,816	205

Current and deferred income tax expense (benefit)	304,805	368,805	(4,451)

12.	Shareholders’ equity, net
(a)	Capital stock -
As of December 31, 2008 and 2007 the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares. According to the shareholders agreement of July 11, 2003, the nominal value of the shares was denominated in US dollars and amounts to US$0.54 each.

As of December 31, 2008 the quoted price of these shares is US$9.25 per share in active trading on the Lima Stock Exchange.

Notes to the Financial Statements (continue)

As of December 31, 2008 the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	4,370	6.39
From 1.01 to 20.00	1	19.05
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	4,373	100.00

(b)	Additional paid-in capital -
As of December 31, 2008 and 2007 this account comprises the difference between the conversion of the par value equity shares into U.S. dollars, as well as the issue premium resulting from the capital increase on April 18, 2005.

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
Pursuant to Supreme Decree N°07-94-EM, mining companies may obtain a tax benefit (reinvestment credit) by effectively reinvesting non-distributed earnings into capital expansion projects that increase productivity, see Note 13(c).  According to such Supreme Decree, the restricted earnings of the Company were transferred to a restricted earnings equity account and will be transferred to capital stock once the Ministry of Energy and Mines approves the investment.  As of December 31, 2008 and 2007 this balance includes a cumulative amount of US$800,030,000.

(e)	Retained earnings -
In accordance with the mining stability agreement entered into with the Peruvian Government, note 13(a), the Company is authorized to distribute, without any restrictions, all capital invested and dividends, except for the restricted earnings resulting from the reinvestment of profits mentioned in paragraph (d) above.  In addition, dividends and any other form of capital distribution are tax exempt.

Since 2003, dividends on behalf of shareholders, other than domiciled legal entities, are subject to a 4.1% income tax which is withheld and paid by the Company.

Notes to the Financial Statements (continue)

(f)	Dividend distribution -
At the Directors´ meeting held on May 28, 2008, it was agreed to pay a special dividend of US$380,000,000 (US$1.085 per common share). From this amount, US$43,177,000 corresponded to the accumulated retained earnings as of December 31, 2007 and US$336,823,000 corresponded to dividend advances of 2008.  Additionally, at the Directors´ meeting held on September 1, 2008, it was agreed to pay a special dividend of US$460,000,000 from the earnings of 2008 (US$1.314 per common share). The 2008 distributions have been executed under the requirements of the article 230° of the General Business Law.

The General Shareholders’ Meeting held on November 27, 2007 agreed the distribution of a special dividend of a total of US$620,000,000 (US$1.771 per common share), an amount that was applied, at first instance, against the retained earnings of the Company as of December 31, 2006.  The resulting differential was applied against the retained earnings existing as of September 30, 2007.  This dividend had the characteristic of a prepayment.  Subsequently, it has been distributed under the requirements of the article 230° from the General Business Law.

13.	Tax situation
(a)
On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of the agreement, the Company is subject to the tax regulations in force at May 6, 1996.  In addition, the Company has tax stability for a period of fifteen years beginning January 1, 1999.

(b)
The income tax rate applicable to the Company is 30%. In addition, the Company is subject to a minimum income tax equivalent to 2% of total assets, net of accumulated depreciation and amortization. The tax charged against earnings is the higher of the income tax under the tax stability agreements and the minimum income tax. In years 2008 and 2007, income tax was calculated under the general tax rules using the 30% rate.

Notes to the Financial Statements (continue)

For the year 2008 and 2007 the taxable income and the income tax calculations are as follow:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Profit before workers’ profit sharing and income tax	1,111,587	1,280,336	482,975
Plus:
Adjustment of prices of copper cathodes and concentrate	255,035	49,428	3,761
Water plant and voluntary contribution	57,789	51,106	50,004
Not – deductible expenses	3,825	2,099	10,083
Amortization of others assets	1,361	14,426	934
Adjustment of inventory in process and finished goods	-	37,203	4,118
Others additions	3,893	1,491	-
	321,903	155,753	68,900
Less:
Depreciation at an annual rate of 20%	(117,592)	(109,671)	(15,328)
Reversal of adjustment of prior year related to the prices of copper cathodes and concentrates	(49,428)	(4,727)	(13,735)
Adjustment of inventory in process and finished goods	(9,515)	-	-
	(176,535)	(114,398)	(29,063)
Sub-total	1,256,955	1,321,691	522,812
Workers’ profit sharing (8%)	(100,556)	(105,735)	(41,825)
	1,156,399	1,215,956	480,987
Reinvestment earnings	-	(334,154)	(317,068)
Taxable income	1,156,399	881,802	163,919
Income tax (30%)	346,919	264,541	49,176
Prior years income taxes	-	2,597	205

Total charged to results	346,919	267,138	49,381

(c)
Pursuant to Supreme Decree No.07-94-EM, the Company can obtain a tax benefit (¨Investment Credit¨) by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company’s productivity. The investment program must be reviewed and approved by the Ministry of Energy and Mines.

Notes to the Financial Statements (continue)

On September 3 and October 25, 2004 the Company submitted for approval by the Ministry of Energy and Mines (MEM) a Reinvestment Program in the amount of US$800,030,000 related to the construction of a sulfide processing facility to be executed in the period between October 2004 and February 2007. On December 9, 2004 through the Ministerial Resolution No.510-2004-MEM/DM, the MEM approved the Company’s reinvestment program application.

Under the terms of the Reinvestment Program, the Company reinvested the earnings obtained in the years 2005, 2006 and 2007, a total of US$800,000,000 approximately, which resulted in lower expenses for income tax of approximately US$240,000,000 during those years. According to the requirement of Article N°7 of the Supreme Decree N°07-94-EM, the Company has supported before the Ministry of Energy and Mines the execution of the Reinvestment Program. To date, the information presented to the Ministry of Energy and Mines is currently under evaluation and the Company’s Management expects it to be approved during the first semester of 2009, after which in accordance to what is required by the laws in force, the restricted earnings as of December 31, 2008 will be capitalized.

(d)
Peruvian Tax Authorities have the right to examine, and, if necessary, amend the income tax as determined by the Company during the last four years, calculated from the year following that in which the tax returns are filed. The income tax filings for the years 2002 through 2008 are open to examination by the tax authorities. For value added tax the period open for examination is from January 2004 to December 2008.  Tax authorities began the examination of income taxes and value added tax for the year 2003 in 2004 and both examinations were concluded in 2007.  During 2008, tax authorities began the review of income tax and value added tax obligations for the fiscal years of 2004 and 2005.

Due to the various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company.  In the event that additional taxes are payable, including interest and surcharges, as a result of the Tax Authority reviews, they will be charged to expense in the period assessed and paid.  However, in Management’s and legal advisors’ opinion, any additional tax assessment would not be material to the financial statements as of December 31, 2008 and 2007.

Notes to the Financial Statements (continue)

14.	Net sales
(a)	This item is made up of the following:

	2008		2007		2006
	Pounds		Pounds		Pounds
	(000)	US$(000)	(000)	US$(000)	(000)	US$(000)

Copper concentrates	517,359	1,175,739	376,541	1,085,735	5,184	13,083
Copper cathodes	189,462	581,164	209,299	686,282	208,810	654,193
Others	-	79,008	-	22,542	-	395

		1,835,911		1,794,559		667,671

Sales include negative provisional adjustments made to original invoicing which represent the changes in the fair value of the embedded derivative amounting to US$255,035,000, US$49,766,000 and US$3,761,000 for the years 2008, 2007 and 2006, respectively.

(b)	The following table shows net sales by geographic region:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Asia	1,071,574	1,071,478	13,083
North America	174,661	559,095	530,673
Peru	296,085	149,819	123,915
Europe	282,481	14,167	-
South America	11,110	-	-

	1,835,911	1,794,559	667,671

Notes to the Financial Statements (continue)

15.	Cost of sales
This item is made up of the following:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Opening balance of finished goods	14,350	10,135	3,314
Add
Materials and supplies	262,129	174,090	73,197
Depreciation and amortization	80,746	90,368	26,904
Energy	51,773	45,269	15,610
Labor	68,091	40,297	22,608
Third parties services	105,843	28,267	8,761
Other costs	59,664	46,116	14,293
Less
Variation of inventories in process	(34,351)	(2,084)	(14,129)
Ending balance of finished goods	(11,504)	(14,350)	(10,135)

	596,741	418,108	140,423

16.	Selling Expenses
This item is made up of the following:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Freight	67,004	45,070	1,909
Uploading/ handling	6,934	5,670	288
Commissions and other sale expenses	3,721	3,057	724
Cathode’s freight	531	608	617

	78,190	54,405	3,538

Notes to the Financial Statements (continue)

17.	Financial income and expense
This item is made up of the following:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Financial expenses
Amortization of debt issuance costs	(4,986)	(12,038)	(2,819)
Interest on corporate bonds	(2,685)	(5,840)	(4,301)
Interest on bank loans	-	(5,242)	(4,184)
Capitalization of borrowing costs	-	-	8,472
Other financial expenses	(182)	(226)	(152)
	(7,853)	(23,346)	(2,984)
Financial income
Financial income on cash equivalents, note 4(b)	18,825	33,003	10,608
Other financial income	1,453	165	291
	20,278	33,168	10,899

18.	Commitments and contingencies
(a)	Environmental matters -
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

The estimate of remediation and mine closing costs is based on studies prepared by independent consultants, who comply with the current environmental regulations.  This provision corresponds mainly to the activities to be performed in order to restore the areas affected by mining activities. The main tasks to be performed include ground removal, reforestation labor and dismantling of plant and equipment.

Notes to the Financial Statements (continue)

The table below presents the movement of the provision for closure of mining unit:

US$(000)

Balance as of January 1, 2006	4,730
Additions and changes in estimates	9,741
Accretion expense	447

Balance as of January 1, 2007	14,918
Accretion expense	716
Balance as of December 31, 2007	15,634
Accretion expense	1,310
Balance as of December 31, 2008	16,944

The fair value of the provision for closure of mining unit was estimated based on projected cash flow which has been discounted using the adjusted annual risk free rate of 10 percent.  The Company considers that this provision is sufficient to comply with the environmental laws and regulations in force in Peru.

(b)	Voluntary contribution of 3.75% on profits -
In 2006 Peruvian mining companies, represented by the National Society of Mining, Oil and Energy (SNMPE), started a negotiation process with the Peruvian Government to define the terms and conditions for a voluntary contribution of 3.75% of net income, which would be deducted, when applicable from the payment of mining royalties. The objective of the mining companies is to contribute to the Peruvian Government’s efforts in eradicating poverty in Peru and generate a favorable economic environment.

On December 21, 2006 the Peruvian Government enacted Supreme Decree 071-2006-EM regulating the terms and conditions under which the voluntary contribution would be paid by mining companies in Peru. Under this regulation, the Peruvian government established the requirements for the agreements that would be negotiated individually by the mining companies.  This regulation establishes that the contribution:

(i)	Will be equivalent to 3.75% of net income under Peruvian GAAP,

(ii)	Will be paid for 2006 and the four subsequent years, dependent on the level of international metal prices, and

(iii)	Will not be tax deductible.

Notes to the Financial Statements (continue)

The rate of the voluntary contribution is broken down as follows:

-	2.75% for the Local Mining Fund
-	1.00% for the Regional Mining Fund

On November 8, 2007 the Company signed with the Peruvian State the contract of voluntary contribution, complying with the requirements described previously. An expense of US$48,674,000 was recorded in the year 2007 (US$16,673,000 and US$32,001,000 corresponding to the contributions in the years 2006 and 2007, respectively). An expense of US$29,496,000 was recorded in the year 2008. These are recorded in the voluntary contribution caption in the statements of Income. From these amounts, US$27,991,000 and US$48,674,000 were payable as of December 31, 2008 and 2007, respectively (Note9).

(c)	Construction of Bamputañe Dam -
On December 29th, 2004 the Company signed a contract with “Empresa de Generación Eléctrica de Arequipa S.A.” (EGASA) to meet the needs of electricity supply of its mining operations. According to the contract, EGASA is committed to supply electricity for the period starting January 1, 2007 and ending December 31, 2015 and the Company is committed to construct the Bamputañe Dam, which will be located in the Santa Lucía district, in the province of Lampa, in the department of Puno. At that date, the construction budget was estimated at US$5,000,000. On June 11, 2008, EGASA and the Company signed an addendum to the contract for the construction of the Bamputañe Dam, in which the parties recognize and declare that the Bamputañe Dam construction budget is significantly higher than the one estimated initially. According to the prior feasibility studies performed by the Company, it was estimated that the new construction cost would amount to approximately US$ 14,000,000. Currently, the Company is negotiating the final cost of the construction with EGASA. The contract  signed by the Company will allow it to rely on the electrical energy at a fixed rate during a period of nine years. The Company recognized an intangible asset ascending to US$14,000,000.  The intangible asset is being amortized over the life of the contract (9 years).

(d)	Water treatment plant –
On August 2, 2006 the Company and the Committee for the Defense of the Interest of Arequipa (hereinafter, the Committee) signed an agreement by means of which the Company agreed  to finance and implement all the technical requirements for the construction of a drinking water plant in Alto Cayma and a waste water treatment plant. In the agreement establishes that the costs to be incurred in the construction of the drinking water treatment plant will be assumed by the Company and those of the waste water treatment plant by the municipalities of the province of Arequipa, and if any difference arises between the costs required by both plants a compensation will be applied in order to grant that 50% of the total cost of both plants will be assumed by each party.

As of December 31, 2008, based on the Basic Engineering report on the Feasibility Study of the Water Treatment Plants, the Company estimates a total cost of approximately US$162,000,000, an amount that will be incurred in the next four years, of which the Company will be in charge of 50% of the total cost, ascending to US$81,000,000.  The fair value of this amount as of December 31, 2008 is approximately US$65,800,000 (US$40,000,000 were recognized as part of other operating expenses in 2006, and US$25,800,000 in 2008).

Notes to the Financial Statements (continue)

As part of the obligations assumed with the Committee and as a way to guarantee the construction of the Water Plant, the Company established a guaranteed deposit in a local bank for an amount of S/150,000,000 (equivalent to approximately US$50,000,000 as of the deposit date). This amount, which is equivalent to US$48,752,000 as of December 31, 2008, has been deposited at this bank in advance to a trust agreement to be signed in 2009 and is presented as other non-current assets in the balance sheet as of December 31, 2008.

19.	Transactions with affiliates
(a)	Nature of relationship
-	Shareholders – See note 1 to the financial statements
-	Management – Minera Phelps Dodge del Perú S.A.C., a subsidiary of Freeport-McMoRan Corporation

(b)	During the years 2008 ,2007 and 2006 the Company engaged in the following transactions with its affiliates:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Revenues / (expenses)
Copper cathode sales, note 5	17,119	536,816	530,674
Copper concentrate sales, note 5	554,262	978,777	13,083
Molybdenum sales, note 5	55,384	22,142	6,217
Management services (c)	20,130	17,075	3,409

(c)
On June 1, 2005, the Company and Minera Phelps Dodge del Perú S.A.C. signed an agreement whereby Minera Phelps Dodge del Perú S.A.C. was appointed as the general manager (which includes the top management) of the Company.

(d)	As a result of these transactions, the Company has accounts receivable as described in Note 5 and has the following liabilities as of December 31, 2008 and 2007:

	2008	2007
	US$(000)	US$(000)
Accounts payable
Minera Phelps Dodge del Perú S.A.C.	4,744	6,513
Freeport McMoRan Sales Company [previously named Phelps Dodge Sales Company (PDSC)]	1,500	1,455
Freeport McMoRan Corporation	153	39
Sociedad Contractual Minera El Abra	-	45
Phelps Dodge Mining Services, Inc.	-	40

	6,397	8,092

Notes to the Financial Statements (continue)

20.	Earnings per share
Basic and diluted earnings per common share have been determined as follows:

	2008		2007		2006

Net income	US$	718,433,000	US$	804,685,000	US$	444,621,000
Weighted average number of share outstanding		350,056,012		350,056,012		350,056,012
Basic and diluted earnings per share	US$	2.05	US$	2.30	US$	1.27

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares as of the date of the financial statements.

21.	Embedded derivative related to price of copper
As is indicated in the note 2(m), the exposure to the risk of changes in the market prices of copper and molybdenum, is considered as an embedded derivative and it is related to market contracts signed with the customers.

As of December 31, 2008 and 2007, the provisional estimated liquidations (in copper and molybdenum pounds) were as follow:

			As of December 31, 2008
Metal	Pounds payable (000)	Maturity 2009	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)
Copper
Concentrate	230,739	January to May	Between 1.34 and 3.84	Between 1.38 and 1.40	247,590
Cathode	15,659	January	1.40	1.38	322
Molybdenum	1,293	January to February	Between 12.013 and 28.38	9.50	7,123
					255,035

Notes to the Financial Statements (continue)

			As of December 31, 2007
Metal	Pounds payable (000)	Maturity 2008	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)
Copper
Concentrate	202,593	January to April	Between 3.01 and 3.63	Between 3.01 and 3.63	50,246
Cathode	11,950	January	2.965	2.99	(480)
					49,766

The final pricing that the Company estimated as of December 31, 2008 was based on London Metal Exchange information.

22.	Financial risk management
The Company’s activities are exposed to different financial risks: market risk (including, foreign currency risk and the risk arising from changes in market prices of minerals), credit risk and liquidity risk.  The Company’s financial risk management program focuses on mitigating potential adverse effects on its financial performance.

The Company’s Management understand the conditions prevailing in the market and based on its knowledge and experience, manages the risks related to foreign currency, credit and liquidity.  The most important aspects for the management of these risks are summarized below:

(a)	Liquidity risk -
Liquidity risk arises from situations in which cash might not be available to pay obligations at maturity date and at a reasonable cost. The Company maintains adequate liquidity by properly managing the maturities of assets and liabilities to satisfy unexpected liquidity requirements.

(b)	Currency Risk -
The Company buys, sells its products, obtains working capital facilities and makes investments denominated in U.S. dollars.  The assets and liabilities maintained in currencies different from the U.S. dollar (Nuevos Soles) are not significant.  Management estimates that the future exchange rate fluctuations of Peruvian currency versus the U.S dollar will not significantly affect the results of the Company’s future operations.

(c)	Credit Risk -
The Company’s exposure to credit risk arises from counterparty’s inability to fully pay committed amounts at maturity. The financial assets of the Company that are exposed to potential credit risk mainly are comprised of balances deposited in banks, restricted cash for the water plant, marketable securities and  accounts receivable.  The balances of these items held as of December 31, 2008 and 2007 represent the maximum exposure to credit risk.

Notes to the Financial Statements (continue)

(d)	Price Risk -

The Company is exposed to the risk of changes in the market prices of minerals. The Company has decided to accept the risk of changes in the market prices of minerals, and has not hedged its exposure to price fluctuation.

23.	Fair value of financial instruments
Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.  No additional long-term financial instruments were maintained by the Company.

24.	Mineral reserves (unaudited)
As of December 31, 2008 and 2007, the Company’s proven mineral reserves are:

	MT (000)		Grade
	2008	2007	2008	2007

Mineral for leaching	287,751	309,402	0.46	0.44
Mineral for milling	2,734,830	1,456,232	0.37	0.44

Production in thousands of pounds was as follows:

	2008	2007

Cathodes	194,531	203,595
Concentrate	499,955	390,632

Average London Metals Exchange price per metric ton:

	2008	2007
	US$	US$
Copper	6,952	7,126

Notes to the Financial Statements (continue)

25.	Subsequent event
On January 27, 2009, the Company announced that due to the current market conditions, molybdenum production will be curtailed beginning in the second quarter of 2009.

26.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles
The Company’s financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP.  The effects of these differences are reflected in Note 27 and are principally related to the items discussed in the following paragraphs:

(a)	Accounting differences -
Income tax
Peruvian GAAP – Under IAS I, Presentation of Financial Statements, deferred tax assets and liabilities are always classified as non-current assets or liabilities.

Additionally, under local GAAP, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits and thus the income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

U.S.GAAP – Deferred income tax assets and liabilities are classified in accordance with the classification of the underlying items which generated such assets and liabilities.

The Company measures current and deferred tax assets and liabilities at the applicable tax rate. With respect to the income tax consequences of basis differences of undistributed earnings, the Company recognizes deferred tax liabilities at the applicable tax rate based on its tax planning strategies.  Due to the change in controlling shareholder in 2007, the Company reassessed certain of its tax planning strategies and, as a result, the Company recorded deferred income tax liabilities related to certain undistributed earnings.

Effective January 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASBS statement No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting and reporting for uncertainties in the application of the income tax laws to the Company’s operation. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have a significant impact on the Company’s financial statements.

Workers' profit sharing
Peruvian GAAP − Workers' profit sharing expense (income) is separately presented in the statements of income in a similar way as income tax expense (income). Also, deferred workers' profit sharing asset (liability) is separately presented in the balance sheets in a similar way as deferred income tax assets (liabilities).

Notes to the Financial Statements (continue)

U.S. GAAP − In accordance with Peruvian law, workers’ profit sharing is limited to 18 times an employee’s monthly average salary.  The excess of calculated statutory workers’ profit sharing is paid to the Peruvian government and is treated as an additional tax.   The Company’s practice is to recognize the workers' profit sharing to employees as part of operating cost and the excess profit sharing is recognized as part of current income tax. Also, deferred workers' profit sharing assets (liabilities) shall be classified as current or non−current based on the classification of the related asset or liability for financial reporting purposes.

Mine development cost
Peruvian GAAP − Stripping costs incurred in mine preparation through December 31, 1999 are included as mine development cost in the balance sheet and are amortized based on the mineral extracted until 2006.  The balance of these deferred costs was written off in 2007.  Stripping costs incurred in the operation phase as from 2000 are charged to the cost of production.

U.S. GAAP − Stripping costs incurred in the operation phase are charged to the cost of production as incurred.

(b)	Differences in presentation -
Presentation of voluntary contributions
Peruvian GAAP − Voluntary contribution amounting to US$48,674,000 is presented as part of operating expenses.

U.S. GAAP − Voluntary contribution amounting to US$48,674,000 must be presented as part of cost of sales in the income statement.

Notes to the Financial Statements (continue)

Presentation of debt issuance costs
Peruvian GAAP − Debt issuance costs amounting to US$18,333,000 as of December 31, 2006 are shown net from related debt.

U.S. GAAP − Debt issuance costs amounting to US$18,333,000 as of December 31, 2006 are shown as part of the current assets.

27.	Reconciliation between net income and shareholders' equity determined under Peruvian GAAP and U.S. GAAP
The following is a summary of the adjustments to net income for the years ended December 31, 2008, 2007 and 2006 and to shareholders' equity as of December 31, 2007 and 2006 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the financial statements:

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Net income under Peruvian GAAP	718,433	804,685	444,621
Items increasing (decreasing) reported net income
Deferred income tax	-	(239,764)	-
Amortization of mine development cost	-	13,672	1,277
Deferred income tax and workers’ profit sharing	-	(4,867)	(455)
Net adjustments	-	(230,959)	822
Net income under U.S. GAAP	718,433	573,726	445,443
Basic and diluted income per share under U.S. GAAP	2.05	1.64	1.27

	2008	2007	2006
	US$(000)	US$(000)	US$(000)

Shareholders’ equity according to the financial statements under Peruvian GAAP	1,324,175	1,445,742	1,261,057
Items increasing (decreasing) reported shareholder’s equity
Deferred income tax	(239,764)	(239,764)	-
Amortization of mine development cost	-	-	(13,672)
Deferred income tax and workers’ profit sharing	-	-	4,867
Shareholders’ equity according to the financial statements under U.S. GAAP	1,084,411	1,205,978	1,252,252

Notes to the Financial Statements (continue)

The following is a roll forward of the components of shareholders’ equity under U.S.GAAP:

US$(000)

Shareholders’ equity under U.S. GAAP at January 31, 2006	806,809
Net income in accordance with U.S. GAAP	445,443
Shareholders’ equity under U.S. GAAP at December 31, 2006	1,252,252
Paid dividends	(620,000)
Net income in accordance with U.S. GAAP	573,726
Shareholders’ equity under U.S. GAAP at December 31, 2007	1,205,978
Paid dividends	(840,000)
Net income in accordance with U.S. GAAP	718,433
Shareholders’ equity under U.S. GAAP at December 31, 2008	1,084,411

SFAS No. 157, “Fair Value Measurements
On January 1, 2008 the Company adopted SFAS No. 157, “Fair Value Measurements FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 does not require any new fair value measurements under U.S. generally accepted accounting principles (GAAP); rather this statement establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements.

The Company adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis effective.  The following table list the financial assets and liabilities that are recorded at fair value, the valuation method used and the balance as of December 31, 2008:

Category	Valuation Method	Balance December 31, 2008 asset/(liability)

Money marked funds, see note 4(b)	Quoted market prices	US$	460,173,000
Embedded derivatives, see note 21	Quoted market prices	US$	(255,035,000)

Notes to the Financial Statements (continue)

28.	Recently Issued Accounting Pronouncements
Fair Value Measurements-
In February 2008, FASB issued FASB Staff Position (FSP) No. FAS 157-2, which delays the effective date of SFAS No. 157 for nonfinancial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal years beginning after November 15, 2008, and interim periods within those years.  The Company does not expect the impact of this new pronouncement to be significant.

Business Combinations −
In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R) which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any no controlling interest in the acquire. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The adoption of SFAS No. 141 (revised 2007) is effective for business combinations for which the acquisition date is January 1, 2009 or later and is to be applied prospectively. Early adoption is prohibited.

Noncontrolling Interests in Consolidated Financial Statements −
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements − an amendment of ARB No. 51” (SFAS No. 160) − which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest, and the valuation of any retained no controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the no controlling owners.  SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009 with early adoption prohibited. This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests.

Disclosures about Derivative Instruments and Hedging Activities -
In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS No. 161 amends the disclosure requirements for derivative instruments and hedging activities contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS No. 161, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require disclosure for earlier periods presented for comparative purposes at initial adoption. The adoption of SFAS No. 161 will not affect significantly the Company’s accounting for derivative financial instruments; however, the Company is currently evaluating the impact on its related disclosures.

Notes to the Financial Statements (continue)

Recognition and Presentation of Other-Than-Temporary Impairments -
In April 2009, FASB issued FSP No. FAS 115-2, FAS 124-2 and EITF 99-20-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which provides enhanced guidance on recognition and presentation.  This FSP substantially changed accounting requirements for how to determine whether there has been an other-than-temporary-impairment  (OTTI) and how to present impairment loss it in the statement of income and comprehensive income.  This FSP is effective for interim and annual periods ending after June 15, 2009. The Company has not  evaluated the impact, if any, of this new pronouncement.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly -
On 9 April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4 or the FSP). FSP 157-4 amends FASB Statement No. 157, Fair Value Measurements (Statement 157 or the Statement) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The FSP also provides additional guidance on circumstances that may indicate that a transaction is not orderly.  This rule is effective for interim and annual periods ending after June 15, 2009.  The Company has not evaluated the impact, if any, of this new pronouncement.

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

4.2
Term Loan Agreement, dated as of May 21, 2008, among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía de Minera Condesa S.A., as guarantor, Banco de Credito del Peru, as administrative agent, Banco de Credito del Peru, as collateral agent, and each lender party thereto (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2007, filed on July 15, 2008).

4.3
Consent and Amendment, dated as of January 23, 2009 by and among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía de Minera Condesa S.A., as guarantor, Banco de Credito del Peru, as administrative agent, Banco de Credito del Peru, as collateral agent, and each lender party thereto. †

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