Form 20-F
period 2009-12-31
BUENAVENTURA MINING CO INC
filed 2010-06-11
CIK 1013131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Facsimile: (511) 471-7349
Address: Carlos Villaran 790, Santa Cataline, Lima 13, Peru
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, nominal (par) value of ten Peruvian Nuevos Soles per share American Depositary Shares (ADSs) representing one Common share each	New York Stock Exchange Inc.٭ Lima Stock Exchange New York Stock Exchange Inc.

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
Yes ☐      No ☒

TABLE OF CONTENTS

PART III
ITEM 17.	Financial Statements	177

ITEM 18.	Financial Statements	177

ITEM 19.	Exhibits	178

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

Until December 31, 2005, we and our subsidiaries maintained our financial books and records in Nuevos Soles, the functional and reporting currency until such date.  Effective January 1, 2006, we changed our functional and reporting currency from Nuevos Soles to U.S. Dollars.  We present our consolidated financial statements in conformity with accounting principles generally accepted in Peru, which we refer to as Peruvian GAAP.  See Note 33 to the Financial Statements for a description of the significant differences between the accounting principles we follow under Peruvian GAAP and the accounting principles generally accepted in the United States of America, which we refer to as U.S. GAAP, and Note 34 to the Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods covered.  Pursuant to the rules of the United States Securities and Exchange Commission, or the SEC, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha, and Sociedad Minera Cerro Verde S.A.A., or Cerro Verde.  Yanacocha and Cerro Verde maintain their financial books and records in U.S. Dollars and present their financial statements in accordance with U.S. GAAP and Peruvian GAAP, reconciled to U.S. GAAP, respectively.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5.  Operating and Financial Review and Prospects—The Company—General” and Note 2.2(g) to the Financial Statements.  Our partnership interest in Yanacocha was calculated at 43.65 percent for the years ended December 31, 2008 and 2009.  As of December 31, 2008 and 2009, our equity interest in Cerro Verde was 19.05 and 19.26 percent, respectively.

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

ITEM 3.              Key Information

Selected Financial Data

Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements including the notes thereto appearing elsewhere in this Annual Report.  The selected financial information as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009, is derived from the consolidated balance sheets and consolidated statements of income, respectively, included in the Financial Statements appearing elsewhere in this Annual Report.  The selected financial information as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 has been derived from consolidated balance sheets and consolidated statements of income, respectively, which are not included in this Annual Report.  The report of Medina, Zaldivar, Paredes & Asociados (a member firm of Ernst & Young Global) on our 2008 and 2009 Financial Statements appears elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP.  Note 33 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to us, and Note 34 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended 2007, 2008 and 2009, and shareholders’ equity as of December 31, 2007, 2008 and 2009.  The operating data presented below is derived from our records and has not been subject to audit.  The financial information and operating data presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects—The Company,” the Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2005(2)	2006	2007	2008	2009
	(In thousands of US$)(1)
Income statement data:
Peruvian GAAP
Net sales of goods and services	283,387	548,072	747,021	766,603	819,357
Royalty income	46,094	48,475	34,014	48,760	62,150
Revenue associated with performance on executory gold delivery contracts	28,064	50,325	5,393	-	-
Total income	357,545	646,872	786,428	815,363	881,507

Operating costs:
Cost of sales, without considering depreciation and amortization	(103,881)	(149,309)	(182,007)	(251,804)	(280,342)
Depreciation and amortization	(34,300)	(38,844)	(49,550)	(62,993)	(73,536)
Exploration in units in operation	(40,506)	(38,264)	(37,828)	(57,003)	(68,649)
Total operating costs	(178,687)	(226,417)	(269,385)	(371,800)	(422,527)
Gross income	178,858	420,455	517,043	443,563	458,980

Operating expenses:
General and administrative expenses	(34,350)	(36,639)	(59,205)	(34,907)	(88,760)
Royalties	(12,209)	(24,420)	(33,978)	(35,694)	(39,646)
Exploration in non-operational areas	(27,812)	(36,190)	(46,407)	(55,231)	(30,005)
Selling expenses	(4,800)	(5,928)	(10,818)	(15,386)	(10,047)
Provision for impairment of long lived assets	-	-	-	(18,610)	(3,325)
Total operating expenses	(79,171)	(103,177)	(150,408)	(159,828)	(171,783)
Operating income before unusual item	99,687	317,278	366,635	283,735	287,197
Net loss from release of commitments in commercial contracts	-	-	(185,922)	(415,135)	-
Operating income (loss) after unusual item	99,687	317,278	180,713	(131,400)	287,197

Other income (expenses), net:
Share in affiliated companies, net	263,994	313,168	249,555	340,929	451,306
Interest income	3,523	7,949	11,772	17,851	6,117
Gain (loss) on currency exchange difference	448	(308)	5,190	(12,198)	1,457
Gain (loss) on change in the fair value of gold certificates	-	(4,861)	5,126	-	-
Loss from change in the fair value of derivative financial instruments	(26,588)	(13,268)	-	-	-
Interest expense	(4,060)	(5,948)	(8,614)	(33,934)	(15,090)
Other, net	(3,227)	(19,502)	(8,686)	(9,290)	2,553
Total other income, net	234,090	277,230	254,343	303,358	446,343
Income before workers’ profit sharing, income tax and minority interest	333,777	594,508	435,056	171,958	733,540
Provision for workers’ profit sharing, net	(2,593)	(14,271)	(19,931)	4,725	(12,592)
Provision for income tax, net	(22,816)	(64,033)	(43,975)	26,645	(64,340)
Net income	308,368	516,204	371,150	203,328	656,608
Net income attributable to minority interest	(19,971)	(88,147)	(96,389)	(50,045)	(63,047)
Net income attributable to Buenaventura	288,397	428,057	274,761	153,283	593,561

Basic and diluted earnings per share(3) (4)	1.13	1.68	1.08	0.60	2.33
Basic and diluted earnings per ADS(3)(4)	1.13	1.68	1.08	0.60	2.33
Dividends per share	0.18	0.24	0.28	0.20	0.16

	As of and for the year ended December 31,
	2005(2)	2006	2007	2008	2009
	(In thousands of US$)(1)

Average number of shares outstanding	254,459,688	254,442,328	254,442,328	254,442,328	254,442,328

U.S. GAAP
Operating income (loss)	97,225	302,277	345,618	(122,667)	274,695
Net income	288,488	424,697	225,458	160,170	587,472

Basic and diluted earnings per share(3)(4)	1.14	1.67	0.89	0.63	2.31
Basic and diluted earnings per ADS(3)(4)	1.14	1.67	0.89	0.63	2.31

Balance sheet data:
Peruvian GAAP
Total assets	1,251,122	1,735,771	1,981,469	2,268,298	2,786,559
Total debt	8,517	10,606	84,119	327,295	230,007
Shareholders’ equity	862,959	1,300,506	1,580,216	1,728,992	2,263,320

U.S. GAAP
Total assets	1,250,741	1,732,030	1,972,207	2,222,985	2,773,996
Shareholders’ equity	839,162	1,205,328	1,360,984	1,486,288	2,011,072

Operating data (unaudited):
Production(5)
Gold (oz.)	388,042	405,383	403,955	425,257	426,515
Silver (oz.)	16,429,816	22,179,552	19,430,511	18,606,478	16,824,191
Proven and probable reserves(6)
Gold (oz.)	1,036,543	1,032,063	1,315,925	1,080,506	2,276,166
Silver (oz.)	116,452,462	117,808,602	102,195,344	128,431,875	160,163,971

(1)	Except per share, per ADS, outstanding shares and operating data.
(2)
Until December 31, 2005, our financial books and records were maintained in Nuevos Soles, the functional and reporting currency as of such date.  Effective January 1, 2006, we changed the functional and reporting currency from Nuevos Soles to U.S. Dollars.  For comparative purposes, all prior years are presented assuming that U.S. Dollars were used as the reporting currency.

(3)
Income per share has been calculated for each year as net income divided by average number of shares outstanding during the year.    As of December 31, 2005, the total number of Common Shares outstanding was 137,444,962, including 10,585,130 treasury shares, and the total number of Investment Shares outstanding was 372,320, including 15,933 treasury shares.  During 2005, we acquired 15,055 Investment Shares that are held as treasury shares.  On July 23, 2008, we conducted a two-for-one stock split of our outstanding Common Shares, Investment Shares and ADSs.  As a result, we had 274,889,924 outstanding Common Shares, including 21,130,260 treasury shares, and 744,640 outstanding Investment Shares, including 61,976 treasury shares, as of December 31, 2009.  In accordance with our accounting policy related to basic and diluted earnings per share, the net income per basic and diluted share has been adjusted retroactively for all periods reported to reflect the stock split.  See Note 2.2(t) to the Financial Statements.

(4)
We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share.  As a result, there is no difference between basic and diluted earnings per share or ADS.

(5)
The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal (as defined further below), in which we owned a 45.97% controlling equity interest as of December 31, 2009.  The production data in this table reflects 100% of El Brocal’s production.  For the years ended December 31, 2005 to 2009, El Brocal produced 4.4 million, 10.3 million, 7.1 million, 4.6 million and 3.7 million ounces of silver, respectively, of which our equity share was 1.5 million, 3.5 million, 2.4 million, 1.7 million and 1.7 million ounces of silver.

(6)
Proven and probable reserves for our wholly-owned mines as of December 31, 2005, 2006, 2007, 2008 and 2009 were audited by an independent consultant, Algon Investment S.R.L.  Proven and probable reserves for El Brocal’s mines as of December 31, 2005, 2006, 2007, 2008 and 2009 were audited by an independent consultant, AMEC plc.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009, or the Yanacocha Consolidated Financial Statements, which Dongo-Soria Gaveglio y Asociados (a member firm of PricewaterhouseCoopers) audited.  The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Consolidated Financial Statements appears elsewhere in this Annual Report.  The selected financial information as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 has been derived from balance sheets and statements of income, respectively, which are not included in this Annual Report.  The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from Peruvian GAAP.  The significant differences between U.S. GAAP and Peruvian GAAP applicable to Yanacocha have been quantified in determining Yanacocha’s reported Peruvian GAAP selected financial data.  The operating data presented below, which is based on 100 percent of Yanacocha’s production and reserves, is derived from Yanacocha’s records and has not been subject to audit.  The financial information presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Consolidated Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2005	2006	2007	2008	2009
	(In thousands of US$)(1)

Income statement data:
U.S. GAAP

Revenues	1,490,402	1,543,212	1,093,347	1,612,618	2,013,228

Costs and expenses:
Costs applicable to sales	(507,806)	(468,027)	(506,261)	(659,867)	(671,507)
Depreciation, depletion and amortization	(193,587)	(171,730)	(159,148)	(169,131)	(166,053)
Exploration costs	(32,884)	(32,254)	(28,234)	(28,151)	(22,968)
General and administrative costs	(5,453)	(5,589)	(2,928)	(3,168)	(3,602)
Other expenses	6,669	(108,646)	(80,941)	(83,424)	(86,469)
Total operating expenses	(733,061)	(786,246)	(777,512)	(943,741)	(950,599)
Operating income	757,341	756,966	315,835	668,877	1,062,629
Interest expense and other	3,540	6,825	12,698	3,642	(712)
Pre-tax income	760,881	763,791	328,533	672,519	1,061,917
Income tax provision	(235,407)	(238,343)	(107,044)	(196,057)	(334,841)
Net income before cumulative effect of change in accounting principles	525,474	525,448	221,489	476,462	727,076
Cumulative effect of change in accounting principle, net	-	-	-	-	-
Net income and comprehensive income	525,474	525,448	221,489	476,462	727,076

Peruvian GAAP
Revenues(2)	1,527,609	1,636,009	1,148,546	1,641,301	2,089,119
Operating income	675,293	886,373	379,541	709,234	1,130,271
Net income	535,476	567,659	244,192	463,814	712,818

Balance sheet data:
U.S. GAAP
Total assets	1,549,583	1,824,853	1,895,884	1,891,963	2,456,235
Total debt	3,160	200,000	218,111	205,618	178,336
Partners’ equity	1,156,648	1,196,409	1,326,325	1,212,787	1,711,102
Peruvian GAAP
Total assets	1,473,255	1,823,480	1,925,125	1,911,583	2,466,500
Total debt	2,850	200,000	218,111	205,618	178,336
Partners’ equity	1,090,679	1,200,562	1,353,180	1,226,994	1,711,051

Operating data (unaudited):
Gold produced (oz.)	3,333,088	2,612,199	1,563,669	1,810,338	2,058,180
Gold proven and probable reserves (thousands of oz.)	32,620	29,327	27,594	24,850	22,362

(1)	Except operating data.
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

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde at the dates and for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009, or the Cerro Verde Financial Statements.  Medina, Zaldívar, Paredes & Asociados (a member firm of Ernst & Young Global) audited the Cerro Verde Financial Statements and the report of Medina, Zaldívar, Paredes & Asociados on Cerro Verde’s financial statements appears elsewhere in this Annual Report.  The selected financial information as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 has been derived from balance sheets and statements of income, respectively, which are not included in this Annual Report.  The Cerro Verde Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP.  Note 24 to the Cerro Verde Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP as such differences relate to Cerro Verde, and Note 25 to the Cerro Verde Financial Statements provides a reconciliation to U.S. GAAP of Cerro Verde’s net income for the years ended 2007, 2008 and 2009 and shareholders’ equity as of December 31, 2008 and 2009.  The operating data presented below, which is based on 100 percent of Cerro Verde’s production and reserves, is derived from Cerro Verde’s records and has not been subject to audit.  The financial information presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2005	2006	2007	2008	2009
	(In thousands of US$)(1)
Income statement data:
Peruvian GAAP
Net sales of goods	358,928	667,671	1,794,559	1,835,911	1,757,510
Total revenues	358,928	667,671	1,794,559	1,835,911	1,757,510
Costs of sales
Total costs of sales	(133,715)	(140,423)	(418,108)	(596,741)	(528,047)
Gross margin	225,213	527,248	1,376,451	1,239,170	1,229,463
Operating expenses
Selling expenses	(1,295)	(3,538)	(54,405)	(78,190)	(67,877)
Negotiated payment (Voluntary contribution)	-	-	(48,674)	(29,496)	(27,608)
Other operating expenses	-	(48,100)	(2,432)	(29,956)	(9,718)
Total operating expenses	(1,295)	(51,638)	(105,511)	(137,642)	(105,203)
Operating income	223,918	475,610	1,270,940	1,101,528	1,124,260
Other income (expenses), net
Financial expense	(14)	(2,984)	(23,346)	(7,853)	-
Financial income	7,063	10,899	33,168	20,278	1,665
Other, net	169	(550)	(426)	(2,366)	(3,796)
Total other income (expenses), net	7,218	7,365	9,396	10,059	(2,131)
Profit before workers’ profit sharing and income tax	231,136	482,975	1,280,336	1,111,587	1,122,129
Workers’ profit sharing	(18,578)	(42,805)	(106,846)	(88,349)	(92,945)
Income tax	22,105	4,451	(368,805)	(304,805)	(320,656)
Net income	234,663	444,621	804,685	718,433	708,528

Basic and diluted earnings per share	0.785	1.270	2.300	2.052	2.024
Dividends per share	0.492	-	1.77	2.399	1.286

Average number of shares outstanding	298,911,465	350,056,012	350,056,012	350,056,012	350,056,012

U.S. GAAP
Operating income (loss)	224,715	476,432	1,284,612	1,101,528	1,124,260
Net income	235,460	445,443	573,726	718,433	708,528

Basic and diluted earnings per share	0.788	1.272	1.640	2.05	2.024

Balance sheet data:
Peruvian GAAP
Total assets	908,800	1,651,256	2,035,576	1,977,901	1,913,164
Total debt	1,906	183,667	73,764	-	-
Shareholders’ equity	816,436	1,261,057	1,445,742	1,324,175	1,446,093

U.S. GAAP
Total assets	893,851	1,637,584	2,035,576	1,977,901	1,913,164
Shareholders’ equity	806,809	1,252,252	1,205,978	1,084,411	1,206,329

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	206,245	221,726	594,227	694,486	661,626
Proven and probable reserves
Copper (in thousands of metric tons)	1,594,184	1,741,432	1,765,634	3,022,581	3,052,865

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

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

2005	3.427	3.253	3.303	3.427
2006	3.355	3.194	3.264	3.194
2007	3.201	2.967	3.123	2.995
2008	3.141	2.690	2.922	3.139
2009	3.259	2.853	3.012	2.891

2009	High(5)	Low(5)	Average(6)	Period end(7)
December	2.891	2.869	2.878	2.891

2010
January	2.885	2.847	2.857	2.857
February	2.873	2.849	2.855	2.849
March	2.846	2.837	2.840	2.842
April	2.849	2.835	2.841	2.849
May	2.853	2.838	2.846	2.845

(1)	Expressed in nominal (not inflation adjusted) Nuevos Soles.
(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.
(3)	Average of month-end exchange rates based on the offered rate.
(4)	End of period exchange rates based on the offered rate.
(5)	Highest and lowest of the exchange notes based on the offered rate on the last day of each month.
(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.
(7)	The exchange rate based on the offered rate on the last day of each relevant month.
Source:  SBS

On June 9, 2010, the offered rate for Dollars as published by the SBS was S/.2.846 = US$1.00.

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

Prices of Gold, Silver and Copper

Because our revenues are derived primarily from the sale of ore concentrates containing gold and silver, Yanacocha’s revenues are derived primarily from the sale of gold and silver and Cerro Verde’s revenues are derived primarily from copper sales, the prices we, Yanacocha and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, and our, Yanacocha’s and Cerro Verde’s earnings, are directly related to world market prices for such metals.  Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for and worldwide supply of gold, silver, copper and other metals; the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries.  We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals.  Due to actions taken in 2007 and early 2008 to release our gold hedge book from specified fixed prices, we are now completely unhedged as to the price at which our gold and silver will be sold.  As a result, we are fully exposed to the effects of changes in prevailing market prices of gold and silver. See “Risk Factors—Factors Relating to the Company—Hedging,” “Item 11.  Quantitative and Qualitative Disclosures About Market Risk” and Note 29 to the Financial Statements.  For information on gold and silver prices for each of the years in the five-year period ended December 31, 2008, see “Item 4.  Information on the Company—The Company—Business Overview—Sales of Metal Concentrates.”  On December 31, 2009 and May 31, 2010, the morning fixing price for gold on the London Bullion Market was US$1,104 per ounce and US$1,214 per ounce, respectively.  On December 31, 2009 and May 31, 2010, the afternoon fixing spot price of silver on the London market, or London Spot, was US$16.99 per ounce and US$18.33 per ounce, respectively.  On December 31, 2009 and May 31, 2010, the London Metal Exchange Settlement price for copper was US$7,346 per metric ton and US$6,926 per metric ton, respectively.

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

In addition, sustained low gold, silver or copper prices could reduce revenues further through production declines due to cessation of the mining of deposits, or portions of deposits, that have become uneconomic at the then-prevailing market price; reduce or eliminate the profit that we currently expect from reserves; halt or delay the development of new projects;  reduce funds available for exploration; and reduce existing reserves by removing ores from reserves that can no longer be economically processed at prevailing prices.  Such declines in price and/or reductions in operations could also cause significant volatility in our financial performance and adversely affect the trading prices of our Common Shares and ADSs.

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

On June 24, 2004, the Peruvian Congress approved Law No. 28258 – Mining Royalties Law.  This law established a mining royalty that owners of mining concessions must pay to the Peruvian government for the exploitation of metallic and non-metallic resources.  The mining royalties are calculated on a sliding scale with rates ranging from 1 to 3 percent over the value of mineral concentrates based on international market prices.  As provided by Law No. 28969, effective since January 26, 2007, government tax agencies are responsible for the collection of mining royalties.  See “Item 4.  Information on the Company—The Company—Business Overview—Regulatory Framework—Mining Royalties.”  We made our first payment of the mining royalty pursuant to Law No. 28258 in 2004.  Yanacocha and Cerro Verde were exempt from this payment pursuant to its Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government.  There can be no assurance that the Peruvian government will not impose additional mining royalties on us, Yanacocha or Cerro Verde in the future or that such mining royalties will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s results of operations or financial condition.  In December 2008, Cerro Verde was notified by Peruvian tax authorities of their intent to assess mining royalties related to mineral processed by the Cerro Verde concentrator. In August 2009, Cerro Verde received a formal assessment in the amount of approximately US$50 million in connection with its alleged obligations for mining royalties and fines for the period from October 2006 to December 2007.  Cerro Verde is challenging this assessment as it believes that royalty obligations with respect to all minerals extracted are governed by its existing stability agreement, regardless of the processing method applied after extraction, and believes that it owes no royalties with respect to minerals processed through its concentrator.  Cerro Verde is working cooperatively with the Peruvian authorities to resolve this matter.

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

In 2007, Cerro Verde negotiated an agreement with the Peruvian government that allowed a credit against contributions to the local mining fund for Cerro Verde’s work in constructing water and sewage treatment facilities in the Arequipa region in 2006.  However, during the third quarter of 2007, Cerro Verde’s agreement with the government was modified to exclude this credit.  Cerro Verde recorded an expense of US$48.7 million in 2007, of which US$16.7 million was related to contributions for 2006 and US$32.0 million was related to contributions for 2007.  Cerro Verde recorded an expense of US$29.5 million in 2008.  As of December 31, 2008, Cerro Verde’s liability associated with the local mining fund contributions totaled US$27.9 million.  In 2009, Cerro Verde recorded an expense of US$27.6 million.  As of December 31, 2009, Cerro Verde´s liability associated with the local mining fund contributions totaled US$27.6 million.  As of December 31, 2009, based on the Basic Engineering report on the Feasibility Study of the Water Treatment Plants, Cerro Verde estimates a total cost of approximately US$173.0 million, an amount that will be incurred in the next three years.  Cerro Verde will be responsible for 50% of the total cost. The net present value of this obligation as of December 31, 2009 is approximately US$73.6 million, US$40.0 million of which was recognized as part of other operating expenses in the income statement for the year ended December 31, 2006, US$25.8 million of which was recognized in the income statement for the year ended December 31, 2008 and US$7.8 million of which was recognized in the income statement for the year ended December 31, 2009.  As part of the obligations assumed with the Committee and as a way to guarantee the construction of the Water Plant, Cerro Verde established a guaranteed deposit in a local bank for an amount of S/.150 million (equivalent to approximately US$50 million as of the deposit date), which was replaced in April 2009 by a deposit in US dollars. The guaranteed deposit amount is equivalent to US$49.5 million as of December 31, 2009 (US$48.8 million as of December 31, 2008).

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

Hedging

Between 2003 and 2008, we modified the terms of certain derivative instruments in order to qualify them as normal sales contracts and eliminated the fixed or maximum price component on all of our outstanding gold commitments.  These modifications required us to make aggregate payments of US$832.84 million during 2007 and 2008.  As a result of these transactions, we are now completely unhedged as to the price at which our gold and silver will be sold.  See “—Factors Relating to the Company—Prices of Gold, Silver and Copper.”

At El Brocal, we implemented a base metal hedging policy for a maximum of 25 percent of El Brocal’s total payable metal contained per year, for up to three years.  As of March 31, 2010 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps and average price options through non-delivery zero cost (Asian) option collars.  Outstanding hedging commitments for 2010 to 2011 amount to 13 percent of payable metal and are as follows: (i) 8,775 metric tons of copper at an average price range of US$5,667 to US$7,378 per metric ton, (ii) 6,800 metric tons of lead at an average price of US$2,454 per metric ton and (iii) 3,900 metric tons of zinc at an average price of US$2,520 per metric ton.

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

Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs.  Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated.  Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce.  It is not unusual in new mining operations to experience unexpected problems during the start up phase.  Yanacocha and Cerro Verde used US$800 per ounce of gold and US$1.60 per pound of copper to calculate their gold and copper reserves, respectively, as of December 31, 2009; we use a fixed price of US$800 per ounce of gold and a three-year average historic price of US$14.00 per ounce of silver to calculate our proven and probable ore reserves as of December 31, 2009.

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

As of December 31, 2009, Yanacocha’s proven and probable reserves (excluding Conga’s proven and probable reserves) were estimated to be 10.5 million ounces of gold, representing a 19 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2008, which were estimated to be 13.0 million ounces of gold.  The decrease in reserves of gold was mainly due to a mining depletion of 2.7 million ounces; partially offset by an increase of 0.2 million ounces of gold reserves due to unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, stockpile additions, conversion from non-reserve mineralization to reserves and leach pad capacity limitations.

As of December 31, 2009, our proven and probable reserves were estimated to be 2.3 million ounces of gold, which represented a 111% increase from an estimated 1.1 million ounces of gold reserves as of December 31, 2008.  The increase in reserves of gold was mainly due to the inclusion of reserves from the La Zanja and Tantahuatay projects.

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

Labor Matters

During the five years prior to April 30, 2007, we had not experienced any strikes.  Between April 2007 and June 2008, we were affected by five strikes, each lasting three to seven days, at our Uchucchacua, Orcopampa, Ishihuinca and Antapite mines.  On October 19, 2009, the National Mining Federation held a two-day strike at our Uchucchacua mine.  In 2010, we experienced two simultaneous strikes, each lasting approximately seven days, affecting operations at our Orcopampa, Uchucchacua and Antapite mines.

There can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

In February 2004, Yanacocha entered into its first collective bargaining agreement with Workers’ Union of Minera Yanacocha S.R.L., or the Union, which was created and registered before the Peruvian Labor Ministry on December 9, 2003.  This collective bargaining agreement expired in February 2007.  In May 2007, Yanacocha completed negotiations with the Union’s members and entered into a new collective bargaining agreement, which is applicable only to the Union’s members and effective from March 2007 to February 2010.  In March 2010, Yanacocha completed negotiations with the Union on a new collective bargaining agreement, which is effective from March 2010 to February 2013.  Yanacocha has informed us that it considers its relations with its employees to be good and does not expect any material adverse effects on its operations from labor matters.  However, a small percentage of Union members engaged in a two-day strike in November 2007, called by the National Mining and Metallurgical Union.  The strike did not have any material impact on Yanacocha’s operations; nevertheless there can be no assurance that Yanacocha will not experience other strikes or labor-related work stoppages that could have a material adverse effect on its operations or its operating results.  See “Item 6.  Directors, Senior Management and Employees—Employees” and “Item 4.  Information on the Company—Yanacocha—Employees.”

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

Investment Company Act

As of December 31, 2009, we owned a 43.65 percent partnership interest in Yanacocha and a 19.26 percent equity interest in Cerro Verde.  These interests may constitute “investment securities” for purposes of the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act.

Under the Investment Company Act, an investment company is defined in relevant part to include (i) any company that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities and (ii) any company that owns or proposes to acquire investment securities having a value exceeding 40 percent of such company’s total assets (exclusive of certain items) on an unconsolidated basis.  Issuers that are investment companies within the meaning of the Investment Company Act, and which do not qualify for an exemption from the provisions of such act, are required to register with the SEC and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters.  If we were deemed to be an investment company and did not qualify for an exemption from the provisions of the Investment Company Act, we would be required to register with the SEC and would be subject to such regulations, which would be unduly burdensome and costly for us and possibly adversely impact us.

We received an order from the SEC on April 19, 1996 declaring us to be primarily engaged in a business other than that of an investment company and, therefore, not an investment company within the meaning of the Investment Company Act.  We intend to conduct our operations and maintain our investments in a manner, and will take appropriate actions as necessary, to ensure we will not be deemed to be an investment company in the future.  The SEC, however, upon its motion or upon application, may find that the circumstances that gave rise to the issuance of the order no longer exist, and as a result may revoke such order.  There can be no assurance that such order will not be revoked.

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

Regional elections in Peru will take place in October 2010.  In addition, Peru will be electing a new President for the next 5 years in the first half of 2011. Although the current government has generally taken positions promoting private investment, we cannot predict future government positions on mining concessions, land tenure, environmental regulation or taxation or assure you that future governments will maintain a generally favorable business climate and economic policies.

Risks of Inflation, Reduced Economic Growth and Currency Devaluation

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation.  The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by Instituto Nacional de Estadística e Informática, or INEI, has fallen from a high of 7,649.7 percent in 1990 to 1.5 percent in 2005, 1.1 percent in 2006, 3.93 percent in 2007, 6.7 percent in 2008 and 0.25 percent in 2009.  The Peruvian currency has been devalued numerous times during the last 20 years.  The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to a devaluation of 4.5 percent in 2005, a revaluation of 6.4 percent in 2006, a revaluation of 7.0 percent in 2007, a devaluation of 5.4 percent in 2008 and a revaluation of 7.6% in 2009.  Our revenues and operating expenses are primarily denominated in U.S. Dollars.  If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and American Depositary Shares, or ADSs, could be affected.  Although the Peruvian government’s stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels.  Peru’s foreign reserves at December 31, 2009 were US$33.1 billion as compared to US$31.2 billion at December 31, 2008.  Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline.  See “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”

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

Factors Relating to the Common Shares and ADSs

Voting Rights; Effective Control by Principal Shareholders

The aggregate percentage of the economic interest of our outstanding share capital held by Alberto Benavides de la Quintana, our Chairman and former Chief Executive Officer, and certain members of his immediate and extended family and their spouses, or the Benavides Family, as of April 30, 2010, was 26.97 percent.  Because of the significant ownership interest the Benavides Family holds in common shares and because the Investment Shares held by others do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has a significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.  In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among us, The Bank of New York Mellon (formerly The Bank of New York), as depositary, or the Depositary, and the owners and beneficial owners of ADSs, or the Amended and Restated Deposit Agreement, relating to our ADSs, if holders of ADSs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by us, which will likely be Alberto Benavides de la Quintana, a discretionary proxy to vote such shares, unless we inform the Depositary that we do not wish such proxy to be given.

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

ITEM 4.          Information on the Company

THE COMPANY

History and Development

Overview

We are Peru’s largest publicly-traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals, in Peru.  We currently operate the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite and Ishihuinca mines and have controlling interests in two other mining companies which operate the Colquijirca, Marcapunta and Shila-Paula mines. We also own an electric power transmission company and an engineering services consulting company and have minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America’s largest gold mine, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru.  For the year ended December 31, 2009, our consolidated net sales were US$819.4 million and our consolidated net income was US$593.6 million.  The tables below summarize the total production and our equity share of production for the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite and Ishihuinca, Shila-Paula, Colquijirca, Marcapunta, Yanacocha and Cerro Verde mines for the year ended December 31, 2009:

	TOTAL PRODUCTION						TOTAL EQUITY PRODUCTION

UNIT	BVN% PARTI CIPAT ION	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST	Silver Oz	Gold Oz	Lead DST	Zinc DST	Cooper DST

Orcopampa	100%	91,525	315,277	-	-	-	91,525	315,277	0	0	0
Poracota	100%	30,395	51,516	-	-	-	30,395	51,516	0	0	0
Uchucchacua	100%	10,555,566	-	9,423	9,049	-	10,555,566	0	9,423	9,049	0
Julcani	100%	1,819,375	799	1,744	-	0	1,819,375	799	1,744	0	0
Recuperada	100%	370,500	-	1,505	1,800	-	370,500	0	1,505	1,800	0
Antapite	100%	50,100	31,004	-	-	-	50,100	31,004	0	0	0
Ishihuinca	100%	-	638	-	-	9	0	638	0	0	0
Shila-Paula	100%	85,994	24,072	-	-	-	85,994	24,072	0	0	0
El Brocal	45.97%	3,820,736	3,209	22,195	74,615	9,131	1,756,392	1,475	10,203	34,300	4,198
Yanacocha	43.65%	4,367,258	2,058,181	-	-	-	1,906,308	898,396	0	0	0
Cerro Verde	19.26%	1,547,905	-	-	-	330,810	298,127	0	0	0	63,714

TOTAL CONTENT		22,739,354	2,484,696	34,867	85,464	339,950	16,964,282	1,323,177	22,875	45,149	67,912

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (open stock company) under the laws of Peru, was originally established in 1953 as a sociedad anónima (company) under the laws of Peru, and currently operates under the laws of Peru.  Our registered office is located at Carlos Villarán 790, Santa Catalina, Lima 13, Perú, telephone no. 5-11-419-2500.  Our Internet Website address is http://www.buenaventura.com.  The information on our website is not a part of, and is not incorporated into, this document.

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

Since the late 1980s, we have continued our efforts to decrease our exposure to silver price fluctuations and have pursued a plan to increase overall precious metals production and production efficiency.  We have continued to expand our mineral reserves through the implementation of property acquisition and intensive exploration programs designed to increase reserves and production of gold.  As part of this strategy, we acquired an equity interest in Yanacocha and conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at the Orcopampa, Shila, Ishihuinca and Antapite mines.  In addition, we acquired an equity interest in Cerro Verde, which operates an open-pit copper mine in Peru.  These initiatives have transformed us from primarily a silver producer into primarily a gold producer, based on allocated revenue.  In 2009, gold, copper, silver and other metals accounted for 63 percent, 18 percent, 11 percent and 8 percent, respectively, of our equity share of revenues in our consolidated subsidiaries, Yanacocha and Cerro Verde.

On January 14, 1992, we, through our wholly-owned subsidiary, Compañía Minera Condesa S.A., or Condesa, together with Newmont Second Capital Corporation, or Newmont Second, a wholly-owned subsidiary of Newmont Mining, and Société d’Etudes, de Recherches et d’Exploitations Miniéres, or Serem, a wholly-owned subsidiary of the Bureau de Recherches Geologiques et Minières, or BRGM, the geological and mining bureau of the French government, formed Yanacocha to continue exploration of the deposits at a mining site in the Cajamarca area.  At that time, Yanacocha was 38 percent owned by Newmont Second, 24.7 percent owned by Serem, 32.3 percent owned by Condesa and 5 percent owned by The International Finance Corporation, or IFC, the branch of the World Bank that promotes private investments.  As of May 31, 2010, our participation in Yanacocha was 43.65 percent, and Newmont Second’s was 51.35 percent, with IFC continuing to own 5 percent.

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

On June 1, 2005, Cerro Verde conducted a capital increase whereby we subscribed 42,925,975 shares for US$154.9 million, increasing our interest in Cerro Verde from 9.17 percent to 18.21 percent.  Freeport-McMoran Copper & Gold Inc. maintains a majority interest in Cerro Verde.  See “—Intermediate Holding Companies, Subsidiaries and Equity Participations—Sociedad Minera Cerro Verde S.A.A.”  As of March 31, 2010, Cerro Verde was 53.56 percent owned by Cyprus Climax Metals Company, a subsidiary of Freeport-McMoran Copper & Gold Inc., 21.00 percent owned by SMM Cerro Verde Netherlands B.V. and 19.26 percent owned by us.

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

In March 2008, our shareholders approved an increase in the nominal par value of our Common Shares and Investment Shares from S/.4.00 per Common Share or Investment Share to S/.20.00 per Common Share or Investment Share, as well as a subsequent two-for-one stock split of our Common Shares and Investment Shares.  In July 2008, we conducted a two-for-one stock split of our outstanding Common Shares, Investment Shares and ADSs.  As a result, we had 274,889,924 outstanding Common Shares, including 21,130,260 treasury shares, and 744,640 outstanding Investment Shares, including 61,976 treasury shares, as of December 31, 2009.  In connection with the stock split, our bylaws were amended to decrease the nominal par value of our Common Shares and Investment Shares from S.20.00 to S/.10.00 per Common Share or Investment Share.

 Business Strategy

Our strategy is to strengthen our position as one of Peru’s leading gold and silver mining companies by expanding our reserves and production.  We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont Mining, Sumitomo Metal Mining Peru S.A., or Sumitomo, Minera Gold Fields Peru S.A., or Gold Fields, Southern Copper Corporation, or SCC, Freeport and Teck Cominco Perú S.A., or Teck Cominco.  Further, we seek to increase the efficiency and capacity of our mining operations.  We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

We view an active exploration program as our primary means to obtain new reserves.  As of April 30, 2010, we held, either directly or in conjunction with exploration partners, 406,266 hectares of mining rights, excluding an additional 231,790 hectares in mining properties which are consolidated in our production units, making us a major holder of mining rights in Peru.

During 2009 we spent approximately US$30.0 million on “greenfield” and US$68.6 million on “brownfield” exploration-related investments in Peru.  Our “greenfield” investments focused on the following exploration projects: El Faique, La Zanja (only the Castrejón prospect), Tantahuatay, Hualgayoc, Ccalla Arma, El Milagro, Terciopelo, Breapampa, Trapiche, Chucapaca and Argentina.  The 2009 exploration program was financed by internal funds.  Our “brownfield” investments focused on the following exploration projects in 2009: Mallay, Anamaray-Jancapata, Huamani Huayta Oeste, Orcopampa, Estela-Pampa Castilla, Ayamarca and Shila-Paula.  In 2010, we intend to invest between US$55.0 million US$65.0 million in the Mallay, Anamaray-Jancapata, Huamani Huayta Oeste, Estela-Pampa Castilla, Ayamarca, Orcopampa and Shila-Paula brownfield exploration projects.  We expect to invest between US$20.0 and US$30.0 million in the following greenfield exploration projects during 2010: Trapiche, Chucapaca, Breapampa, Hualgayoc, Terciopelo, Colquemayo, Chaje and El Faique.

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

	Year Ended December 31,
	2007(a)		2008(a)		2009(a)
			(in thousands)
Julcani	US$	1,089	US$	1,150	US$	765
Uchucchacua(b)		5,458		15,187		7,157
Orcopampa(c)		12,977		14,744		8,163
Recuperada		1,563		2,525		1,172
Ishihuinca		142		97		9
Shila-Paula		442		1,661		1,134
Colquijirca and Marcapunta(d)		6,346		8,391		72,389
Antapite		7,527		652		49
Conenhua		3,846		1,776		1,283
Total	US$	39,390	US$	46,183	US$	92,121

	Year Ended December 31,
	2007(a)		2008(a)		2009(a)
			(in thousands)
Machinery and equipment	US$	5,768	US$	3,639	US$	4,796
Infrastructure		23,362		23,981		81,228
Mining		6,153		3,777		1,102
Milling		1,316		9,594		2,192
Transportation		938		397		159
Communications		65		133		118
Environmental		174		36		0
Other		1,614		4,626		2,526
Total	US$	39,390	US$	46,183	US$	92,121

(a)	Amounts do not include the following expenditures for mining concessions: US$21,987 in 2009, US$9,967 in 2008 and US$23,906 in 2007.
(b)	For 2008, includes US$7.5 million for the construction of the Orcopampa old tailings treatment plant.
(c)	For 2008, includes US$4.7 million for the plant expansion project in order to increase its capacity to 3,000 MT per day.
(d)	For 2009, includes US$47.6 million for the expansion of the treatment plant from 6,000 MT per day to 18,000 MT per day.

We financed our capital expenditures in 2007, 2008 and 2009 with internally-generated funds.

We have budgeted approximately US$196.0 million for capital expenditures for 2010.  Exploration expenses in non-operating units are expected to be between US$25 million and US$35 million in 2010 and 2011. To fund our planned capital expenditures program, we plan to use internally-generated funds. See “Item 5.  Operating and Financial Review and Prospects—The Company—Liquidity and Capital Resources.”

We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future.  We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses.  However, there can be no assurance that we will decide to pursue any such new activity or transaction.

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

	Year Ended December 31, (1)
	2007	2008	2009
Gold (oz.)(2)	403,955	425,257	426,465
Silver (oz.)	19,403,507	18,606,478	16,824,190
Zinc (ST)(3)	108,110	105,755	85,464
Lead (ST)	48,521	44,299	34,867
Copper (ST)	1,578	8,453	9,140

(1)
The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal, in which we owned a 45.97% controlling equity interest as of December 31, 2009.  The production data in this table reflects 100% of El Brocal’s production.  For the years ended December 31, 2007 to 2009, El Brocal produced 7.1, 4.6 and 3.8 million ounces of silver, respectively, of which our equity share was 2.4, 1.7 and 1.7 million ounces of silver.

(2)	Throughout this Annual Report, “oz” refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0135 grams.
(3)	Throughout this Annual Report, “ST” refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

We view exploration as our primary means of generating growth value for shareholders and typically maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru.  We currently hold, either directly or in conjunction with exploration partners, 406,266 hectares of mining rights as part of our exploration program.  We hold an additional 231,790 hectares in mining properties which are consolidated in our production units.  We invested approximately US$16.2 million in exploration for Mineralized Material not in Reserve, or NRM, during 2009, including 26,779 meters of exploratory diamond drilling in the Chucapaca, Breapampa, Trapiche, Anamaray-Jancapata, Terciopelo, Ccalla Arma and La Zanja (Castrejon prospect) projects.  In addition, our exploration partners invested US$9.24 million in the Chucapaca, Tantahuatay, La Zanja, Hualgayoc and Ccalla Arma projects.

In 2010, we expect to invest a minimum of approximately US$18.9 million in greenfield exploration and brownfield exploration activities.  Exploration programs at our principal operating mines are not included in our exploration budget and are accounted for as part of the operating costs for each mine.  Exploration expenditures in greenfield and brownfield projects include all of the costs associated with manpower and activities such as geologists, contractors, engineering, drilling equipment, metallurgical testing and environmental, social, engineering and economic feasibility studies.  Management of the exploration team prepares programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to finance each particular exploration activity considered worthwhile.  In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high geological expectation as decided by management. We also allocate non-budgeted amounts over the course of the year to new projects based on factual results, our needs and our geologists’ periodic evaluations and opinions regarding the progress of each opportunity and its potential for further exploration of minerals.

An integral part of our exploration program is the participation in mining exploration agreements with affiliates of experienced mining companies, including Newmont Peru S.R.L., Southern Copper Corporation, Gold Fields La Cima, Minera Gold Fields Peru S.A. and Sumitomo Metal Mining Peru S.A.  The benefits of these joint exploration projects include greater investment in the exploration of our mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers.  In these mining exploration agreements, we may be the designated operator, an equity participant, the manager or a combination of these and other functions.

We do not generally conduct significant research and development activities other than investments in geological research and exploration as described herein.

The following table lists our current greenfield exploration projects, our effective participation in each project, our partners with respect to each project, the total hectares as of April 30, 2010, observed mineralization of each project and the total exploration expenditures during 2007, 2008 and 2009.

Exploration Projects(1)(2)	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2007		Total Exploration Expenditures During 2008		Total Exploration Expenditures During 2009
	at April 30, 2010				Total	BVN’S	Total	BVN’S	Total	BVN’S
					(US$ in millions)		(US$ in millions)		(US$ in millions)
Joint Venture Projects:

Ccalla Arma	60.00%	Sumitomo	19,200	Gold & copper	0.00	0.00	0.34	0.20	0.46	0.28
Chucapaca	49.00%	Gold Fields	12,700	Gold & copper	0.00	0.00	1.86	1.86	7.01	0.74
Hualgayoc	50.00%	Gold Fields	12,698	Silver, zinc & lead	1.41	0.70	1.15	0.57	1.01	0.51
La Zanja	53.06%	Newmont	32,070	Gold & copper	1.90	1.01	8.45	4.48	1.29	0.68
Tantahuatay	40.00%	SCC, Espro	17,722	Gold & copper	5.99	3.34	4.62	2.57	3.59	2.01

Company’s Projects:

Argentina	100.00%	None	32,960	Gold & silver	1.23	1.23	2.24	2.24	0.85	0.85
Breapampa	100.00%	None	90,000	Gold & silver	5.01	5.01	3.25	3.25	3.24	3.24
El Faique	100.00%	None	35,541	Copper, zinc & gold	0.75	0.75	0.42	0.42	0.39	0.39
El Milagro(3)	100.00%	Castrovirreyna	900	Zinc, silver, lead	6.75	6.75	3.04	3.04	0.18	0.18
Huancavelica	100.00%	None	0	Lead, silver & zinc	0.11	0.11	0.00	0.00	0.00	0.00
Huañacancha	0.00%	None	0	Copper & gold	0.14	0.14	0.86	0.86	0.03	0.03
Los Pircos(4)	0.00%	Troy	0	Gold & silver	1.05	1.05	0.30	0.30	0.12	0.12
Terciopelo	100.00%	None	10,315	Gold & copper	0.00	0.00	0.00	0.00	0.58	0.58
Trapiche	100.00%	None	26,414	Copper & molybdenum	3.00	3.00	2.87	2.87	3.16	3.16
Others(5)	100.00%	None	145,013	Gold and polymetallic	1.46	1.46	3.34	3.34	3.44	3.44
			495,067		31.31	27.06	33.86	27.12	25.38	16.24

(1)	This table does not include projects abandoned by us, consolidated mining units or those placed on hold prior to 2007.
(2)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(3)	In October 2009, this property was sold to Minera Castrovirreyna S.A.
(4)	In January 2008, this property were transferred to Inversiones Troy S.A.
(5)	Includes generative exploration in new areas.

The following table lists our current brownfield exploration projects, our effective participation in each project, the total hectares as of April 30, 2010, observed mineralization of each project and the total exploration expenditures during 2007, 2008 and 2009.

Exploration Projects	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2007		Total Exploration Expenditures During 2008		Total Exploration Expenditures During 2009
	at April 30, 2010				Total	BVN’S	Total	BVN’S	Total	BVN’S
					(US$ in millions)		(US$ in millions)		(US$ in millions)
Brownfield Projects:
Pozo Rico(1)	100.00%	None	3,377	Silver, lead & zinc	0.89	0.89	-	-	-	-
Anamaray(2)	100.00%	None	6,952	Zinc, lead & silver	0.96	0.96	1.01	1.01	1.00	1.00
Mallay(3)	100.00%	None	2,250	Silver, lead & zinc	4.69	4.69	8.52	8.52	6.12	6.12
Julcani(4)	100.00%	None	1,800	Silver	0.40	0.40	2.01	2.01	2.47	2.47
Antapite(5)	100.00%	None	22,075	Gold & silver	1.27	1.27	2.75	2.75	1.61	1.61
Poracota(6)	100.00%	None	6,674	Gold	11.60	11.60	1.10	1.10	1.24	1.24
Soras	100.00%	None	22,523	Gold, silver & copper	0.86	0.86	0.24	0.24	-	-
Layo	100.00%	None	737	Gold, silver & copper	1.62	1.62	0.33	0.33	-	-
Orcopampa(7)	100.00%	None	12,000	Gold & silver	0.34	0.34	0.96	0.96	0.97	0.97
Shila-Paula	100.00%	None	41,152	Gold & silver	0.86	0.86	1.77	1.77	0.58	0.58
			119,540		23.49	23.49	18.69	18.69	13.99	13.99

(1)	In 2008, Pozo Rico commenced mining operations and ceased to be an exploration project. Pozo Rico’s results are consolidated with Uchucchacua’s operating results.
(2)	Includes 2009 Jancapata, San Francisco, Cuello Volcánico, Yumpag and Atalaya exploration costs.
(3)	Includes 2009 Tinta, Condorsenja, Area Chancas and Isguiz exploration costs.
(4)	Includes 2009 Estela Area (Julcani) and Prospecto Hallazgo (Recuperada) exploration costs.
(5)	Includes 2009 Carmencita and Ayamarca exploration costs.
(6)	Includes 2009 Poracota Oeste (Huamani Huayta Oeste) exploration costs.
(7)	Includes 2009 Pucay, Mulañan, Pariguanas and Chipmo Superficie exploration costs.

The following is a brief summary of current greenfield and brownfield exploration activities conducted by us directly and through joint exploration agreements that are believed to represent the best prospects for the discovery of new reserves.  There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves.  Non-reserve mineralization has been included in our 2009 Annual Report from the La Zanja, Tantahuatay, Breapampa, Mallay and Trapiche exploration and mine development projects. Set forth below is a map of all our exploration activities in Peru as of December 31, 2009:

Greenfield Exploration Projects

La Zanja.  Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca city.  Originally, the La Zanja project was part of the Northern Peru joint mining exploration project, which was 35 percent owned by us and 65 percent owned by Newmont Peru.  We currently own 53 percent of La Zanja, with the remainder owned by Newmont Peru.  In 2006, we increased the geological resources in oxides at the Turmalina prospect, an extension of San Pedro Sur, where 11.8 million metric tons with an average grade of 0.72 grams per ton of gold have been indicated by systematic diamond drilling.  In 2007, we and Newmont Peru invested US$1.9 million in total to maintain the property and conduct an Environmental Impact Study (Estudio de Impacto Ambiental), or EIS.  In 2008, we and Newmont Peru invested US$8.5 million in total to present the EIS and obtain the necessary permits to start construction of the project.  In July 2008, a public hearing was held in order to provide stakeholders an opportunity to voice their opinions about the development of the project.  In April 2009, we obtained the EIS approval. In July 2009, we commenced construction of mine infrastructure in order to start production during the second half of 2010.  In 2009, we discovered a new mineralized area in the Castrejon prospect located in the southern portion of the La Zanja claim block.  Castrejon is a copper-moly prospect.  During 2009, we and Newmont Peru invested US$1.3 million in total to conduct 3,154 meters of diamond drilling.  The preliminary resource estimation shows 48 million tons in sulfides with an average grade of 0.33 percent of copper and 0.13 percent of moly. Additionally, the Castrejon prospect has an inferred resource of 0.99 million tons in oxides with an average grade of 1.55 grams per ton of gold.  In 2010, we plan to conduct an infill drilling campaign in Castrejon to delineate the copper-moly resource.

Tantahuatay.  The Tantahuatay project, a gold-copper project, is wholly-owned by Compañía Minera Coimolache S.A., or Coimolache, an entity that is 40.0 percent owned by us, 44.2 percent owned by SCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company.  Two of the five outcropping gold anomalies have reserves.  Tantahuatay 2 and Ciénaga Norte were infill-drilled in 2002 and 2006, respectively; together they contain reserves of 826,000 ounces of gold and 7.9 million ounces of silver.  The studies have been focused in the oxide zone only.  Cyanidation column tests have been completed with encouraging results, which indicate rapid extractions in the order of 80 to 90 percent, by low-concentration cyanide leaching.  The Tantahuatay 2 prospect was the subject of Feasibility and Environmental Impact Studies conducted during 2007 and 2008.  Infill-drilling and metallurgical studies have been completed in the Ciénaga deposit, and a feasibility study has been finalized to address the viability of a 15,000-ton per day open-pit/heap leach operation.  We are focusing our efforts on resolving community issues and obtaining permits to continue our exploration and enhance support of our infill drilling and feasibility studies for both oxide and sulfide targets.  During 2005, Coimolache invested US$1.55 million in the Tantahuatay project.  In 2006 we obtained permits for a diamond drilling campaign in the Ciénaga Norte area, 3 km southwest from the Tantahuatay 2 area.  Beginning in the third quarter of 2006, we drilled 3,179 meters in 27 holes, which required an investment of US$2.2 million.  Best hole C-57 intercepted 120 meters with 2.06 grams per ton of gold.  In 2007, Coimolache invested US$6.0 million in 5,665 meters of diamond drilling and 1,684 meters of reverse circulation drilling for exploration, sterilization and engineering in Tantahuatay 2, Mirador Norte and Cienaga Norte.  Total reserves for Tantahuatay 2 and Cienaga Norte have been calculated to be 25 million metric tons of oxides with an average grade of 0.81 grams per ton of gold and 9.66 grams per ton of silver, and an additional NRM on Mirador Norte of oxides of 10.7 million metric tons with an average grade of 0.47 grams per ton of gold.  In 2008, Coimolache invested US$4.6 million to conduct a feasibility study, which included analysis of basic engineering on the processing plant, detailed engineering on operating facilities (e.g., leach pad, waste dump and main roads) and definitive studies on a haul road and a mining plan.  We presented an EIS of Tantahuatay 2.  We obtained approval of the EIS in May 2009 and will commence construction of the mine in the second half of 2010.  In 2010-2011, we plan to invest US$67.8 million to commence construction of mine infrastructure and to complete an EIS of Cienaga Norte.  We expect to start mining operations at the Tantahuatay site by mid 2011.

Breapampa.  The Breapampa project was a joint venture with Newmont Peru S.R.L.  In December 2009, we executed an option in our joint venture agreement with Newmont to acquire 100 percent of the mining rights at Breapampa.  The Breapampa project encompasses 90,000 hectares located in the southern portion of Ayacucho region.  It consists of gold and silver mineralization emplaced in epithermal high-sulfidation breccias in Tertiary volcanic rocks over the Parccaorcco hill and the Senccata area.  During 2007, we invested US$5.01 million in this project to conduct a 10,268-meter diamond drilling campaign, which included infill drilling sterilization, geomechanic and hydrogeologic drilling.  We estimated NRM of 5,128,000 metric tons with an average grade of 1.5 grams per ton of gold and 25.6 grams per ton of silver.  During 2008, we invested US$3.25 million to conduct 5,452 meters of diamond drilling.  After analyzing new field data, we reduced our estimate of NRM to 3,886,000 metric tons with an average grade of 1.48 grams per ton of gold and 23.35 grams per ton of silver.  During 2008, we also acquired 300 hectares of land for future exploration.  In 2009, we invested US$3.2 million to test gold mineralization in the Parccaorcco hill, Senccata and Brecha Norte prospects inside the claim boundary. We also conducted 9,908 meters of diamond drilling. The recalculated inventory of NRM is 4,838,740 metric tons with an average grade of 1.26 grams per ton of gold and 21.06 grams per ton of silver in Parccaorcco hill; 2,453,000 metric tons with an average grade of 0.63 grams per ton of gold and 4.30 grams per ton of silver in the Senccata prospect; and 3,995,000 metric tons with an average grade of 0.53 grams per ton of gold and 4.50 grams per ton of silver in the Brecha Norte prospect. In 2009, we purchased surface rights and started the corresponding EIS in anticipation of future operation in Parccaorcco hill.  In 2010, we plan to obtain the approval of the EIS and continue exploration of the Andrea, Ccaccapaqui and Ccolccesorpo prospects, all located within Breapampa’s boundaries.

Chucapaca.  The Chucapaca project is a gold-copper project wholly-owned by Canteras del Hallazgo S.A.C., or CDH, which is owned 51 percent by Gold Fields and 49 percent by us.  The project encompasses a total of 12,700 hectares of mining properties that define the area of interest and is located in the Moquegua region in southern Peru.  In March 2008, we entered into a lease and option agreement with Gold Fields for the Chucapaca project.  As of April 30, 2009, we had completed 8,000 meters of diamond drilling for a total investment of US$2.67 million as part of stages 1 and 2 of the lease and option agreement. In February 2010, Gold Fields resumed control of the operation of the Chucapaca project by investing approximately US$8.0 million, which represents three times the exploration expenditure invested by us in this project, and taking a 51% equity interest in CDH.  Gold Fields completed a total of 2,511 meters of reverse circulation drilling in 2004 over the Chucapaca prospect associated with potential epithermal high sulfidation mineralization within Tacaza Group volcanic rock formations. Our preliminary exploration identified base metal targets on the Chucapaca project referred to as the Canahuire and Katrina prospects.  Our exploration program in 2008 resulted in the discovery of the Canahuire gold mineralization with encouraging results returned from the diamond drilling program. The program included the completion of 94 kilometers of geophysical magnetic and induced polarization surveys and 6,300 meters of diamond drilling on the Katrina and Canahuire prospects.  We drilled approximately 7,800 meters on the Canahuire prospect and defined the continuity of a gold dominated breccia hosted mineralization over 800 meters strike.  In 2009, Gold Fields invested US$6.3 million to conduct 16,153 meters of diamond drilling over the Canahuire and Katrina prospects. The best holes in the Canahuire breccia body include hole CCP09-60, which intercepted 193 meters with an average grade of 5.97 grams per ton of gold and 14.79 grams per ton or silver; hole CCP09-52, which intercepted 72 meters with an average grade of 6.93 grams per ton of gold and 2.04 grams per ton of silver; hole CCP09-63, which intercepted 137.3 meters with an average grade of 2.95 grams per ton of gold and 2.65 grams per ton of silver; and hole CCP09-36, which intercepted 53 meters with an average grade of 5.26 grams per ton of gold and 15.94 grams per ton of silver.  Mineralization remains open to the west, north and at depth.  We are in the process of estimating potential resources in these areas.  In 2010, CDH plans to focus on completing 88,000 meters of diamond drilling in a 100m x 100m grid of the Canahuire prospect along strike with test drilling at a number of other targets within the Chucapaca project, including additional drilling in the Katrina prospects.

Trapiche.  The Trapiche project is wholly-owned by us and encompasses 26,414 hectares of porphyry and skarn mineralization in the Apurimac region.  The Apurimac region is part of a mineralized belt known as the Abancay Batholith where several iron, copper and gold deposits have been identified.  In 2006, we invested US$1.9 million to conduct 4,338 meters of diamond drilling in both Millucucho and Cerro Trapiche porphyry to contour and expand previously identified disseminated copper and molybdenum mineralization.  In 2007, we invested US$3.0 million in 9,998 meters of diamond drilling and 21 kilometers of geophysical IP/mag lines on Cerro Trapiche.  Based on 46 holes drilled with 100 meter spacing, AMEC estimates inferred resources of 315 million tons with an average grade of 0.49 percent of copper and 0.02 percent of molybdenum with a cutoff of 0.20 percent of copper using the geostatistical block model method completed in December 2007.  Metallurgical tests show recoveries of 91 percent of copper and 51 percent of moly by flotation methods on three composite samples for enriched, mixed and primary ores and recovery of 72.8 percent of copper in enriched mineral over 143 days by acid column leach method.  In 2008, we invested US$2.9 million to conduct 5,484 meters of diamond drilling on the Trapiche Este, Millucucho and Cerro Colorado prospects.  We also conducted an additional 18.2 kilometers of magnetic and induced polarization surveys over Trapiche Este.  The best intercepts in the Trapiche Este porphyry include hole TR-57, with 298 meters thickness and an average grade of 0.56 percent of copper and 0.01 percent of moly, and hole TR-81, with 283 meters thickness and an average grade of 0.4 percent of copper and 0.004 percent of moly.  One of the best intercepts in the Breccia Pipe prospect is hole TR-74, with 342 meters thickness and an average grade of 0.53 percent of copper and 0.01 percent of moly, including 72 meters with 0.97 percent of copper.  Based on the drilling and surveys that we conducted, we recalculated NRM to be 492 million tons with an average grade of 0.48 percent copper and 0.016 percent moly with a cutoff of 0.20 percent copper.  In 2009, we invested US$3.2 million to conduct 5,282 meters of diamond drilling on the Trapiche porphyry and Millucucho skarn. As a result of the drilling, we recalculated NRM to be 490.2 million metric tons with an average grade of 0.47 percent of copper and 0.015 percent of moly with a cutoff of 0.2 percent of copper.  In April 2009, we stopped field work to continue negotiations with the Mollebamba community on a long term agreement focused on the future operation of the mine.  In 2010, we plan to continue our efforts to get the definitive permit to explore, develop and construct the Trapiche copper-moly mine project.

Hualgayoc.  Hualgayoc is a silver, zinc and lead exploration project, with copper (moly-gold) potential, owned by Consolidada de Hualgayoc S.A., or Consolidada, which is owned 50 percent by Compañía Minera Colquirrumi S.A., or Colquirrumi, our 99.99%-owned subsidiary, and 50 percent by Goldfields La Cima S.A., the operator of the project and a wholly-owned subsidiary of Gold Fields.  Consisting of 12,698 hectares, the project is located in the Hualgayoc district, Cajamarca region, and commenced operations in March 2005 with exploration for copper, gold, zinc and lead ore.  On February 24, 2005, Colquirrumi signed an agreement with Gold Fields to explore the Hualgayoc district, including certain areas within the Colquirrumi project.  During 2008, Consolidada invested US$1.15 million in 2,122 meters of diamond drilling in the Quijote prospect identified by Minera ABX Exploraciones S.A in 1996 for a potential of polymetallic mineralization surrounding the intrusive porphyry with potassic alteration.  The drilling campaign failed to define extension of the mineralization.  Hole 08CHQD-13 intercepts Manto I with 1.7 meter thickness and an average grade of 1.02 grams per ton of gold, 35.3 grams per ton of silver, 1.0 percent of lead and 5.0 percent of zinc.  Consolidada also focused on efforts to negotiate access to the Titan-Arabe target.  In 2009, Consolidada invested US$1.01 million to start a diamond drilling campaign in the Titán-Árabe prospect.  The project was abandoned in September 2009 after an outburst of violence amongst the local community due to internal conflicts.

Ccalla Arma. The Ccalla Arma project is a joint mining exploration project with Sumitomo, a subsidiary of Sumitomo Corporation of Japan.  We signed a consortium agreement with Sumitomo in December 2008, pursuant to which we have a 60 percent interest in the consortium and are responsible for its operation.  The project encompasses 19,200 hectares of claims located in the Huancavelica region. During 2008, we conducted detailed mapping, sampling and geophysics. We and Sumitomo invested a total of US$0.34 million.  In 2009, we and Sumitomo invested US$0.46 million to conduct a 1,200 meter drilling campaign on the Yanaorcco prospect located in the northern portion of the project.  The Yanaorcco prospect was a target for a concealed porphyry copper-gold type deposit, but the results of the diamond drilling campaign were negative.  We also explored the remaining areas within the consortium boundaries with no results.  In 2010, we do not plan to conduct any further field work in this area, and our consortium agreement with Sumitomo will terminate.  However, we are currently negotiating a new joint venture agreement with Sumitomo in an area located southeast from Ccalla Arma.

El Faique.  The El Faique project, previously known as El Papayo, is wholly-owned and operated by us.  The project encompasses 35,541 hectares and is located in the Sechura desert of northern Peru in the Piura region.  This project includes 3,200 hectares sold to us by Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C., or Cedimin, on April 4, 2006.  The El Faique project consists of a deep massive sulfide deposit evidenced by diamond drilling 400 to 700 meters below the surface in the B5 gravimetric anomaly.  This deposit contains a higher-grade mineralization of 7.91 million tons with 2.3 percent copper and significant traces of zinc and gold.  In 2006, we invested US$747,790 in gravimetric reinterpretation and hydrogeologic studies to determine ground water resources and in a community public relations campaign to address social and environmental issues related to the project.  We obtained permits to conduct a drilling program in 2007 over geophysical anomaly A22, 52 km southeast of the B5 anomaly, which was detected after gravimetric reinterpretation.  In 2007, we drilled 753 meters in two holes in the A22 anomaly with disappointing results.  We invested US$0.8 million in 2007, mainly to obtain surface permits.  In 2008, we invested US$0.42 million to get access to the surface above the B5, A7 and A9 anomalies.  In 2009, we invested US$0.39 in social infrastructure for the purpose of obtaining surface permits and properties. These efforts include hydrogeological studies for groundwater supply and also medical outreach to the communities involved.  In 2010, we plan to invest US$0.66 million to continue this effort, which may include drilling water wells for various purposes, including agriculture.

Terciopelo. The Terciopelo project is located in the Huancavelica region, 20 kilometers south from Huancavelica city.  The project encompasses 10,315 hectares of claims leased by Cedimin to us and has a total budget of US$1.12 million.  In 2009, we invested US$0.58 million to conduct 1,154 meters of diamond drilling and 29 kilometers of geophysical survey on Terciopelo hill, a copper-gold porphyry and epithermal target.  In 2010, we plan to continue the diamond drilling campaign.

El Milagro.  In October 2009 the El Milagro project was sold to Minera Castrovirreyna S.A., or Castrovirreyna, a mine operator in central Peru.  The project is located in the Ayacucho and Huancavelica regions and includes four prospective areas named El Milagro, Yuraccasa, Vizcachayoc and Titiminas.  The project consists of polymetallic zinc, lead and silver-rich breccias and replacement bodies in the Jurassic limestones of the Pucara Formation.  We had a mining lease and option agreement with Complejo Minero Industrial S.R.L. and Sociedad Minera de Responsabilidad Limitada Tambo del Condor, owners of certain critical properties.  All exploratory surface workings have been remediated.  The termination of our agreement with Consorcio Minero Industrial SRL for 900 hectares of claims leased by them is still pending. These mining rights were not included in the portion of the project sold to Castrovirreyna.  We do not plan to conduct any further exploration work in the area of El Milagro project.

Huañacancha.  The Antapite 59 claim (located 100 kilometers northwest of the Antapite gold mine) was occupied by informal local miners who dug several small adits over copper-enriched tourmaline breccia bodies and over a skarn layer along the contact between intrusive rocks of the Cretaceous Coastal Batholith and sedimentary rocks of the Yura Formation.  We initiated exploration efforts at the end of 2007, spending US$0.14 million to stop informal mining.  In 2008, we invested US$0.86 million in 3,320 meters of diamond drilling and ascertained a small and isolated but high grade potential resource of 200,000 metric tons with an average grade of 3.0 percent of copper.  We decided to transfer this mining property to the local mining company of Santo Domingo de Capillas that occupied and mined the claim prior to our exploration effort.  The property was transferred in March 2009 and we do not plan to conduct any further field work in this project.

Los Pircos.  The Los Pircos project was originally a joint mining exploration project with Meridian Gold Company, or MDG.  The project is located east of Chiclayo in the Western Cordillera of Cajamarca, approximately 690 kilometers northwest of the city of Lima.  We discontinued exploration activities at this project during 2006.  In May 2008, the property was transferred to Inversiones Troy S.A., a small mining and exploration company, which was the high bidder for this asset.  We conducted remediation of the site, including waste dumps and other surface and underground workings created during exploration, in accordance with environmental permits granted by the Peruvian government.  We completed remediation works in mid 2009.

Huancavelica.  The Huancavelica project covered several prospects of the Huancavelica region.  During 2003, the Pampa Andino prospect was separated from the Huancavelica project.  In 2004, we invested US$473,000 to evaluate several prospective areas, including the Cforadía, Yuracjasa, Dorita Sur and Llipina prospects.  At the end of 2004, the Cforadía prospect was separated from the Huancavelica project, and at the end of 2005 and the beginning of 2006, the El Milagro and Tinyaclla projects were separated from the Huancavelica project.  During 2007, we discontinued the Huancavelica project as a budgeted exploration project but evaluated several prospective areas in the region including Ccalla Arma, Llillinta and Titiminas projects.  In 2008, we continued to evaluate new areas in the Huancavelica region, such as Luishaja and Huañacancha, which are separately described above, to identify potentially economic polymetallic mineralization.  We abandoned several positions in this claim block and consolidated the remainder of this project into our generative exploration budget in 2008.  The Terciopelo and Arcopunco prospects were included in the Huancavelica project until 2007, and since then, have been part of our generative exploration budget.

Brownfield Exploration Projects

Uchucchacua.  The Uchucchacua brownfield exploration project is located in 12,579 hectares of our mining and exploration properties and was established in late 2004 and began operations in 2005.  We are currently focusing our exploration efforts on two prospects, Anamaray-Jancapata and Mallay.

The Anamaray-Jancapata prospect is another silver, lead and zinc-bearing set of breccias and veins in limestone.  During 2007, we invested US$0.96 million in underground works and diamond drilling and recognized NRM of 185,823 DST with 2.54 ounces per ton of silver, 5.64 percent lead and 8.95 percent zinc.  During 2008, we invested US$1.01 million in 1,282 meters of underground exploration works and 616.0 meters of diamond drilling.  During 2009, we invested US$1.00 million in 2,310 meters of underground exploration works and 12,937 meters of diamond drilling and recognized NRM of 356,087 DST with 6.26 ounces per ton of silver, 2.78 percent lead and 6.30 percent zinc.  In 2010, we plan to invest approximately US$1.00 million to explore the Anamaray-Jancapata prospect.

The Mallay prospect consists of 2,250 hectares leased for 20 years and optioned for four years.  On August 8, 2007, we exercised this option and on September 20, 2007 Minera Los Rios S.R.L. transferred all of the mining rights for the Mallay prospect to us by public deed for US$1.25 million, the final payment for which was made in January 2010.  Exploration activities during 2007 included underground exploration works that were primarily focused in the Manto Isguiz and Jumasha limestone.  We invested US$4.7 million and had estimated NRM of 475,755 DST, with 6.2 ounces per ton of silver, 4.3 percent lead and 7.2 percent zinc.  During 2008, we invested US$8.52 million in 4,339 meters of underground exploration workings, 9,220 meters of diamond drilling and environmental permits and had estimated NRM of 540,000 DST, with 6.13 ounces per ton of silver, 0.022 ounces per ton of gold, 4.22 percent lead and 6.74 percent zinc.  Gold was discovered in the Pierina vein inside the Jumasha limestone.  During 2009, we invested US$6.12 million mainly on exploration of the Manto Isguiz and Jumasha limestone veins and also conducted a geological review of other prospective areas around Mallay.  In addition, we increased NRM to a total of 673,565 DST with 6.67 ounces per ton of silver, 4.44 percent lead and 6.79 percent zinc.  In 2010, we plan to invest US$7.50 million to continue exploration of the Mallay prospect area, including underground exploration and diamond drilling in the Manto Isguiz and Jumasha limestone veins, as well as other prospective areas such as Chancas and Tinta.

Orcopampa.  During 2007 we invested US$0.34 million in surface geological exploration of the Manto Norte, Chipmo Sureste and Umachulco prospects.  During 2008, we invested US$0.96 million in the Orcopampa brownfields area to conduct geophysical surveys, geological mapping, trenching and geochemical sampling in Mulañan-Calera NE, Pucay, Jechalle, Pucaylla, Pariguanas and Mamahuasi.  During 2009, we invested US$0.97 million to conduct a diamond drilling program in prospective areas based on geological and geophysical surveys carried out during 2008.  In 2010, we plan to invest US$1.00 million on exploration, focusing on the Pucay, Pariguanas and Chipmo surfaces.

Julcani–Recuperada.   In view of the encouraging results obtained at Julcani from the exploration work conducted on the Acchilla dome veins, we plan to explore other structures in the Condoray and Taype domes, as well as in the area between these two domes and Acchilla.  For most of 2007, we concentrated our exploration efforts on the Tablapampa prospect area, drilling diamond holes and searching for zinc-lead-silver ore bodies in Pucará limestone, with poor results.  In December 2007, we began exploring an area between Acchilla and the old Mimosa mine.  We had positive results, with indications that silver mineralized veins extend across Acchilla to the Mimosa mine.  During 2007, we invested US$0.40 million on exploration of the Estela mine area in veins related to the Magdalena and Maria Jesús veins and located some vein lengths with high grade silver-gold mineralization.  During 2008, we invested US$1.73 million in the Estela area, mainly in underground workings and diamond drilling, and had estimated ore reserves of 49,030 DST, with 20.9 ounces per ton of silver, 0.118 ounces per ton of gold, 0.8 percent lead, 0.20 percent zinc and 1.21 percent copper.  In addition, we continued to conduct geological mapping in Pampa Castilla.  In 2009, we invested US$1.66 million to continue exploration of the Estela mine area through underground works and diamond drilling and had estimated ore reserves of 79,160 DST, with 19.9 ounces per ton of silver, 0.147 ounces per ton of gold and 1.46 percent copper.  In 2010, we are planning to invest US$1.5 million to continue exploration around the Julcani area, including the Apolo, Flor, Mimosa Sur, Estela Oeste, Magdalena and Maria Jesús veins.

Brownfield exploration activities in the Recuperada region focused on the Hallazgo area, where we are exploring a group of veins with silver, lead and zinc mineralization.  Remnants of old mine workings in the areas of Carhuancho, together with information on the mining activity of this particular area in colonial times, appear to make Recuperada’s brownfield exploration a target worth studying and exploring.  We invested US$0.28 million in 278 meters of underground workings, 85 meters of diamond drilling and environmental studies in 2008.  In 2009, we had total exploration expenditures of US$0.81 million and conducted 918 meters of underground works.  In 2010, we plan to invest US$0.85 million and continue exploration works at the 620 level, including underground works and diamond drilling.

Shila-Paula.  The Shila-Paula brownfield exploration is focused on several areas surrounding actual operating units such as Ampato, Paula Brownfield, Puncuhuayco-Ticlla, Tocracancha and other projects.  During 2008, we invested US$1.77 million on 1,369 meters of underground workings and 1,508 meters of diamond drilling in the Ampato prospect.  We have also completed geological surveys and diamond drilling in the Escribano prospect, which has yet to provide any promising leads on potential ore deposits.  During 2009, we invested US$0.58 million to conduct geological exploration of the structural alignment of the Paula- Madrigal, Tuyumina, Tuti and Escribano prospects.  In 2010, we expect to invest US$0.80 million in underground works and diamond drilling in Tuyumina.

Poracota.  The Poracota mining exploration project, in which we acquired a 100 percent interest, is currently operated by the Orcopampa team.  The Poracota project encompasses 6,674 hectares owned by Minas Poracota S.A., our wholly-owned subsidiary, and is located 20 kilometers west of the Orcopampa mine in southern Peru.  The epithermal high sulfidation system is comprised of two main areas, Huamanihuayta and Perseverancia.  During 2008, we invested US$1.10 million in brownfield exploration, mainly in diamond drilling at Poracota Oeste (West Huamanihuayta and Perseverancia projects).  The drill cores show some lengths with strong silicification of rocks and crossed veinlets filled of pyrite and vuggy silica with low grades of gold and silver, which suggests probable mineralization activity at depth.  During 2009, we invested US$1.24 million to conduct diamond drilling in Huamanihuayta Oeste and Graben Huamanihuayta and drilled a total of 3,204 meters.  In 2010, we plan to invest US$1.00 million in underground works and diamond drilling to define gold mineralization at depth.

Soras.  The Soras project is wholly-owned by us and located adjacent to the Poracota project.  The Soras project encompasses 22,523 hectares of hydrothermally altered and mineralized volcanic terrain in the Arequipa region.  In 2004 and 2005, we identified two main mineralized structures, the Soraya and Soraya 1 veins, with surface ore grades of up to 26 grams per ton of gold.  First-pass drilling identified two narrow veins with grades of 16 and 36 grams per ton of gold with an average of 5.9 ounces of silver and 3.8 percent copper.  In 2006, we initiated underground workings and additional drilling to contour mineralization and generate new ore reserves.  The Soraya vein system has been intercepted in the 4,720 crosscut with narrow, high grade, northeast-trending pyritic enargite veins.  The Soras surface and mining exploration projects have been transferred to the Poracota operation, which will manage future mine development and exploration.

Ayamarca. The Ayamarca project is wholly owned and operated by us, consisting of 1,600 hectares on the Antapite 11 and Antapite 12  claims, and is located between 2 to 5 kilometers southwest from the Zorro Rojo gold vein, the main mineralized structure of the Antapite mine. Exploration works discovered several  interesting outcrops  of  mineralized  structures  in  eocene-oligocene volcanoclastic rocks. During 2008, we conducted surface explorations, geological mapping, sampling  and  diamond drilling for an investment of US$0.65 million.  During 2009, we invested US$1.61 million in 818 meters of underground works and 4,600 meters of diamond drilling on the Rebeca and Rocio veins.  In 2010, we expect to invest US$1.50 million to explore the Pucarumi area located southeast of Antapite.

Competition

We believe that competition in the metals market is based primarily upon cost.  We compete with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

Sales of Metal Concentrates

All of our metal production is sold to smelters, traders and banks, either in concentrate or metal form, such as gold-silver concentrate, silver-lead concentrate, zinc concentrate, lead-gold-copper concentrate and gold and silver bullion.  Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the United States Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange, or LME, settlement prices for the specific metal, less certain allowances.  Sales prices vary according to formulas that take into account agreed contractual average prices for a quotational period, generally being the month of, the month prior to, or the month following the scheduled month of shipment or delivery according to the terms of the contracts.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
2005	444.88	359.75	7.31	7.38
2006	604.34	354.98	11.57	11.92
2007	696.66	684.59	13.39	13.37
2008	871.71	872.21	15.02	14.26
2009	972.98	988.32	14.65	15.52
2010 (through May 31, 2010)	1,134.82	1,145.60	17.44	17.59

(1)	Our average annual price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Antapite, Recuperada, Colquijirca, Marcapunta, Ishihuinca and Shila mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.
(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase.  We have sales commitments from various parties for virtually all of our estimated 2010 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

	Year ended December 31(1)
Product	2007	2008	2009
	(In thousands of US$)
Gold	286,841	361,689	414,324
Silver	223,760	235,554	235,971
Lead	114,650	70,353	58,204
Zinc	242,896	148,353	112,807
Copper	4,431	44,801	43,304

(1) Does not include refinery charges and penalties incurred in 2009, 2008 and 2007 of US$97,355, US$133,502 and US$136,820, respectively.

We sold our concentrates to 17 customers in 2009.  Approximately 53 percent, 53 percent and 54 percent of our concentrate sales in 2007, 2008 and 2009, respectively, were sold outside Peru.  Set forth below is a table that shows the percentage of sales of concentrate from our mines and gold bullion that were sold to our various customers from 2007 to 2009.

	Percentage of Concentrates and Gold Bullion Sales
	2007	2008	2009
Export Sales:
Johnson Matthey Limited	21.52%	11.68%	44.91%
Glencore International AG	4.78	0.91	1.96
Trafigura Beheer BV	3.65	0.95	-
N.V. Umicore SA	2.84	0.04	1.82
Transamine Trading SA	0.91	0.94	0.51
J.P. Morgan Chase Bank	5.12	15.15	2.09
Macquarie Bank Limited	–	–	0.75
Mitsui & Co. Precious Metals Inc.	5.08	2.48	-
J Aron & Company	3.41	8.83	-
BHL Resources Limited INC	–	–	1.19
Lois Dreyfus Commodities Metal Suisse SA	0.92	2.09	0.34
Nyrstar Belgium SA/NV	0.64	–	-
Euromin SA	0.87	0.52	-
Met-Mex Peñoles SA de CV	1.42	0.74	-
Barclays Bank PLC	1.39	5.86	-
Traxxys North America LLC	–	1.27	-
Korea Zinc Company Ltd.	–	1.02	0.07
Mintrade Ltd.	–	0.29	-
Total Export Sales	52.55%	52.77%	53.64%

Domestic Sales:
Doe Run Perú SRL	13.44	15.00	1.90
Consorcio Minero SA	10.11	12.37	14.56
BHL Peru SAC	6.89	0.26	-
Votorantim Metais – Cajamarquilla SA	4.79	3.24	4.40
Sudamericana Trading SRL	1.95	2.54	1.31
Ays SA	9.06	10.00	16.46
MK Metal Trading Perú SAC	1.21	3.82	-
Louis Dreyfus Peru SAC	-	-	6.48
Traxxys Peru SAC	1.21	3.82	0.75
Total Domestic Sales	47.45%	47.23%	46.36%
Total Sales	100%	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2010 to 2012:

	Wet metric tons	Wet metric tons	Wet metric tons
Concentrate	2010	2011	2012
Recuperada’s Silver-Lead	3,500	-	-
Recuperada’s Zinc	3,000	-	-
Uchucchacua’s Silver-Lead	29,000	27,500	17,500
Uchucchacua’s Zinc	40,600	-	-
Poracota’s Gold-Silver	16,600	-	-
Julcani’s Silver-Lead	3,000	1,500	-

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Shila-Paula, Antapite and Ishihuinca and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold.  Under the terms of the Johnson Matthey sales contract, we supplied Johnson Matthey, at our option, with gold assaying in excess of 75 percent gold and approximately 20 percent silver, monthly from January 1, 2009 to December 31, 2009.  The price of the gold supplied under the contract is determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content).  The contract also provides that we may elect to have our material toll refined at Johnson Matthey’s Brampton, Canada works and returned to our account for sale to third parties.  Under the terms of the contract, we are responsible for delivering the gold to Johnson Matthey’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

Between 2003 and 2008, we modified the terms of certain derivative instruments in order to qualify them as normal sales contracts and eliminated the fixed or maximum price component on all of our outstanding gold commitments.  These modifications required us to make aggregate payments of US$832.84 million during 2007 and 2008.  As a result of these transactions, we are now completely unhedged as to the price at which our gold and silver will be sold.  See “Item 3.  Key Information—Risk Factors—Factors Relating to the Company—Prices of Gold, Silver and Copper” and “—Hedging.”

At El Brocal, we implemented a base metal hedging policy for a maximum of 25 percent of El Brocal’s total payable metal contained per year, for up to three years.  As of March 31, 2010 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps and average price options through non-delivery zero cost (Asian) option collars.  Outstanding hedging commitments for 2010 to 2011 amount to 13 percent of payable metal and are as follows: (i) 8,775 metric tons of copper at an average price range of US$5,667 to US$7,378 per metric ton, (ii) 6,800 metric tons of lead at an average price of US$2,454 per metric ton and (iii) 3,900 metric tons of zinc at an average price of US$2,520 per metric ton.

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

Pursuant to the General Mining Law (Single Unified Text approved by Supreme Decreee 014-92-EM), in 1991 a system was established for granting new mining concessions, based on Universal Transversal Mercator Coordinates, or UTM Coordinates, to map the mining concessions and provisional permits on Peru’s land area.  Under this system, filers of mining claims filed after 1991 must obtain a mining concession before they may explore the areas claimed.  The application filed is known as petitorio.  A holder of a provisional permit, granted with respect to claims over an area claimed before 1991 who follows proper procedures to comply with the 1991 system, however, is permitted to continue to explore the area claimed, subject to compliance with the legal requirements to develop exploration activities.  Effective December 21, 2007, applications for mining concessions must be filed with the regional mining directors of each regional government and with INGEMMET.

Mining concessions granted since October 11, 2008 have an indefinite term, subject to (a) payment of an annual concession fee of US$3 per hectare claimed and (b) since 2009, as provided in Legislative Decrees Nos. 1010 and 1054, achieving a minimum annual production of one Tax Unit (Unidad Impositiva Tributaria), or approximately US$1,263, per hectare with respect to metallic resources, and ten percent of one Tax Unit, or approximately US$126, with respect to non-metallic resources.  In case such minimum annual production is not achieved in the first six months after the expiration of the tenth year counted from the year following the year in which the title of the concession was granted, holders of mining concessions shall pay an annual fine amounting to 10% of the minimum annual production per hectare, payable starting in the eleventh year counted from the year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved.

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

In order to calculate the production of and investment in each mining right, the titleholder may create an operating unit, or Unidad Económica Administrativa, provided the mining rights are all within a radius of five kilometers.  If, in any year, the concession fee is not paid, payment may be made the following year within the term provided for making such payment.  Any payment made will be applied to the prior year if such prior year was not paid.  Failure to pay such concession fees or fines for two years, whether consecutive or not, could result in the loss of one or more of the mining rights.  However, mining and processing concessions will not lapse if the administrative authority failed to issue a resolution declaring the termination of the concession within the first five years following the date on which such payment failure occurred.  Processing concessions have an indefinite term, subject to payment of a fee based on nominal capacity for the processing plant.  No other payments or royalties are required by the Peruvian government for us to maintain mining and exploration property rights in full force and effect.  As of 2002, the annual concession fee and the annual fine will be calculated pursuant to the provisions of: (1) the General Mining Law and (2)(a) Supreme Decree No. 010-2002-EM, effective since March 10, 2002, in the case of the annual fee and (b) Legislative Decree 1054, in force since January 1, 2009, in the case of the annual fine.  Provisions related to the procedure for cancelling a mining concession due to failure to pay concession fees or fines have been amended by Supreme Decree No. 045-2007-EM and No. 046-2008-EM.  We paid approximately US$3.5 million, US$3.2 million and US$3.1 million in fees for mining rights and approximately US$8,550, US$7,832 and US$18,400 in fees for processing concessions for the years ended December 31, 2007, 2008 and 2009, respectively, and are current in the payment of all amounts due in respect of our mining rights and processing concessions.

However, pursuant to the provisions of Supreme Decree No. 054-2008-EM, in the case of mining concessions that had already been granted on October 10, 2008, when the Supreme Decree was published, the terms to achieve the minimum annual production above mentioned shall be counted since the first business day of 2009. Until such terms counted since the first business day of 2009 do not expire, the provisions in force prior to the date where Legislative Decrees Nos. 1010 and 1054 became effective, that is, the provisions applicable on December 31, 2008, related to terms and conditions to start production, determination of the amount to be paid as penalty, when the holder of a concession has incurred in an event in which a concession can be cancelled, and any related matter, will continue being applied.  That is, the annual fine if a minimum annual production of US$100 per hectare, with respect to metallic resources, is not achieved before the expiration of the sixth year of tenure, counted from the year in which the title of the concession was granted, amounting to US$6 per hectare, will be payable starting in the seventh year following the year in which the title of the concession was granted until the year in which such minimum annual production is achieved. Failure to comply with the minimum annual production after the eleventh year following the year in which the title of the concession was granted would result in a US$20 per hectare penalty starting in the twelfth year counted since the year in which the title of the concession was granted until fifteenth year since the title of the concession was granted.  Likewise, until the terms contemplated in Legislative Decrees Nos. 1010 and 1054 expire (counted since the first business day of 2009), the minimum annual production will continue being US$100 per hectare with respect to metallic resources.

As of May 31, 2010, we owned and administered, directly or indirectly, through subsidiaries or in conjunction with joint venture partners, approximately 892,678 hectares devoted to mineral exploration and mining operations.  Mining rights and processing concessions are in full force and effect under applicable Peruvian laws.  We believe that we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business.  The principal mining rights and processing concessions are (i) with respect to our mines, new applications (petitorios) filed for mining concessions at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Recuperada and Shila-Paula; and (ii) with respect to our current exploration projects, new applications filed for mining concessions, the provisional pre-1991 permits and the mining concessions for the Tantahuatay, El Milagro, Trapiche, Breapampa and El Faique projects.  The principal processing concessions are the processing concessions of the concentrators at Julcani, Uchucchacua, Orcopampa, Colquijirca, Ishihuinca, Antapite, Recuperada and Shila-Paula.

Both mining concessions and provisional permits claimed before 1991 conferred on their holders the right to mine underground ore reserves, and it is often the case that the titleholders of these mining rights are not the owners of the land surface.  Since October 1996, pursuant to Peruvian regulations, all operators of new mining areas in Peru are required to have an agreement with the owners of the land surface above the mining rights to establish an easement upon such surface for mining purposes pursuant to General Mining Law.  Supreme Decree 020-2008-EM, effective since April 12, 2008, provides that such agreement is required prior to starting exploration activities.  In 2008, Legislative Decree No. 1064 went into effect and abrogated Law No. 26505 and the associated regulations contained in Supreme Decree No. 011-97-AG.  However, in 2009 Law No. 29376 went into effect, abrogating Legislative Decree No. 1064 and reinstating Law No. 26505 and its associated regulations.  The now-abrogated Legislative Decree No. 1064 had complicated negotiations between mining operators and owners of the surface land by requiring any agreement between the parties to be negotiated under general contracting rules as opposed to under the special rules contemplated by Law No. 26505 and its associated regulations and Law No. 26570.  We have been actively seeking to acquire land surface, easements to land containing prospective geological exploration target sites, deposits that can be exploited in the future and areas suitable as plant or facility sites.

On December 19, 1998, Special Law No. 27015, the Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas, was released.  Law No. 27015 was amended by Law No. 27560, the Urban Mining Concessions Law.  Regulations pursuant to the Urban Mining Concessions Law were set forth in Supreme Decree No. 007-99-EM, as amended by Supreme Decree No. 041-2007-EM, effective as of July 26, 2007.  Under the Urban Mining Concessions Law, metallic or non-metallic mining concessions will be granted in areas that have been or are designated as urban areas by municipal ordinances issued by the provincial municipality pursuant to the procedures set forth in the Regulations for the Territorial Conditioning, Urban Development and Environment approved by Supreme Decree No. 027-2003-Vivienda, published on October 6, 2003.

The granting of titles to metallic and non-metallic mining concessions in an area designated as an urban expansion area by means of municipal ordinances in force as of the date of filing of an application for a mining concession requires authorization through a Ministerial Resolution of the Ministry of Energy and Mines.  The issuance of a Ministerial Resolution requires the receipt of a resolution of the Council of the applicable provincial municipality.   The decision of whether or not to issue a Ministerial Resolution  will be made within sixty days of receipt of such provincial municipality resolution.  If the opinion is negative or if no opinion is issued, the application for the mining concession will be rejected.  Any change from a metallic concession to a non-metallic concession and vice versa will be subject to these same requirements.

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

Law No. 28964, which became effective on January 25, 2007, created the Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN) as the government agency in charge of regulating and auditing the electricity, hydrocarbon and mining activities of companies.  Law No. 28964 provides that overview and audit of activities related to the environment, mining safety and health regulations may be performed by companies duly certified and approved by OSINERGMIN.

Environmental Matters

In 2005, Peru enacted the General Environmental Law (Law No. 28611), revoking Legislative Decree 613, which contained the environmental law that previously governed Peru.  Law No. 28611 establishes the main guidelines and principles to ensure a clean environment and incorporates a number of environmental management guidelines relating mainly to emissions standards.  Pursuant to Law No. 28817, the National Environmental Authority has until July 22, 2008 to approve the environmental emission standards and the maximum permissible levels of emission following the procedure contemplated in Supreme Decree No. 033-2007-PCM.

Before the General Environmental Law was passed, the Peruvian government issued (a) Supreme Decree No. 016-93-EM approving the Regulations of Title Fifteen of the General Mining Law, Regulations for Environmental Protection of the Mining and Metallurgical Activities, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM, 022-2002-EM, 03-2009-EM and 078-2009-EM and (b) Supreme Decree No. 046-2001-EM containing the Safety and Hygienic Regulations for Mining Activities, as amended by Supreme Decree No. 018-2003-EM and Supreme Decree No. 046-2005-EM.  On April 2, 2008 Supreme Decree No. 020-2008-EM, approving new Environmental Regulations for Mining Exploration Activities, became effective.  Holders of mining concessions, whether or not in urban areas or urban expansion areas, that want to develop mining exploration activities must comply with the provisions of such new regulations as well as those applicable provisions set forth in Supreme Decree No. 016-93-EM, as amended and supplemented by Supreme Decrees Nos. 059-93-EM, 029-99-EM, 022-2002-EM, 03-2009-EM and 078-2009-EM, as well as the provisions contained in the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM published on July 26, 2001, as amended by Supreme Decree No. 018-2003-EM and Supreme Decree No. 046-2005-EM.  Supreme Decree No. 016-93-EM and the Safety and Hygienic Regulations for Mining Activities set forth in Supreme Decree No. 046-2001-EM as amended are also applicable to exploitation activities.  Failure to comply with the provisions of the aforementioned regulations may be punished with a fine or by the temporary suspension of mining activities.  In the event of continuing non-compliance, the mining concession may be revoked.

The MEM approves environmental studies and sets specific environmental standards.  In particular, the MEM has established standards for emissions or discharges of liquid and gas effluents.  Supervision of environmental commitments compliance is performed by OSINERGMIN, the body in charge of overseeing investment in the mining and hydrocarbon sectors.  However, pursuant to Supreme Decree 001-2010MINAM, OSINERGMIN must transfer its environmental supervision functions to the Environmental Evaluation and Oversight Agency, or OEFA.  Starting in August 2010, OEFA will have the authority to carry out unexpected audits and fine companies if they fail to comply with prescribed environmental standards.

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

In 2009, the MEM approved the EISs for the La Zanja, Mallay, Tantahuatay Esperanza and Angélica Rublo Chico projects.

There were no regulations for mining explorations prior to DS No 038-98-EM-VMM, Reglamento de Exploración Minera (Law that regulates the Mining Explorations), which was published in 1998.  In 2008, DS No 038-98-EM-VMM was abrogated and replaced by DS 020-2008-EM, which governs exploration mining activities, the permits and environmental documents required for such activities, the contents of such documents, the competent authorities to approve them and other related matters.  Under DS 020-2008-EM, exploration activities are divided into 2 categories, Category I and Category II.  Category I exploration activities are those involving no more than 20 drilling platforms and environmentally affecting no more than 10 hectares, while Category II exploration activities are those involving more than 20 drilling platforms and environmentally affecting more than 10 hectares.  For exploration activites under Category I, an Environmental Impact Declaration, or EID, is required, and for exploration activities under Category II, a Semi-detailed Environmental Impact Study, or EISsd, is required, which incorporates technical, environmental and social matters.  Exploration activities must start within the twelve months following the date that the EID or the EISsd is approved.  The commitments assumed by mining companies in their EID, EISsd and EIS are mandatory; if they are not fulfilled, OSINERGMIN has the authority to fine these companies.

In May 2008, MEM enacted DS 028-2008, which establishes the right of every person to participate in the process of making decisions related to the sustainable development of mining activities on government territory. The EID, EIS and EISsd require local communities to have an opportunity to actively participate in this process.

The EA for Mallay was approved in August 2005.  In 2006, the EAs for Hallazgo and Breapampa were approved and the ones for Angelica Rublo, El Milagro, Trapiche, Anamaray-Jancapata and Ampato were approved in 2007. The EID for Chucapaca was approved in 2008, and the ones for Mulanan and Pariguanas were approved in 2009.

In May 2008, the Environmental Ministry of Peru was established by legislative decree. The principal functions of the Environmental Ministry include formulating and implementing policies and regulations relating to environmental matters and controlling pollution through supervision and education.  For example, the Environmental Ministry is responsible for approving Environmental Quality Standards for water and air.  In the case of water quality standards, all the Peruvian mining companies must present updated environmental management plans by December 19, 2010.  Also, the Environmental Ministry has to be in continuous communication with several institutions (INRENA, DIGESA, IMARPE, DGAA, among others) and develop a decentralized system to manage natural resources and protect the environment.  Some of the main regulations are the approval of Environmental Quality Standards for water and air.  In the case of water, all the Peruvian mining companies must present their updated environmental management plans before December 19, 2010.

Except as described above, there are no material legal or administrative proceedings pending against us with respect to any environmental matters.

Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), was published on October 14, 2003, establishing the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or Closure Plans, and the granting of environmental guarantees to secure compliance with Closure Plans.  Pursuant to Law No. 28090, as amended by Law No. 28507, published on May 8, 2005 and the Mine Closure Regulations approved by Supreme Decree 033-2005-EM, published on August 15, 2005, as amended by Supreme Decrees No. 035-2006-EM, No. 045-2006-EM and No. 054-2008-EM, we are required to (i) submit a Closure Plan for “New Projects” to the MEM within one year following approval of the EIS or PAMA, or in the case of “Existing Projects”, one year after August 15, 2005; (ii) submit a modification to the Closure Plan to the MEM within nine months after August 15, 2005; (iii) inform the MEM semi-annually of any progress on the conditions established in the Closure Plan; (iv) perform the Closure Plan consistent with the schedule approved by the MEM during the life of the concession; and (v) grant an environmental guarantee that covers the estimated amount of the Closure Plan.  The guarantee may be in the form of cash, trusts, and any other guarantee contemplated in the Banking Law.  Supreme Decree No. 045-2006-EM, dated August 14, 2006, amended Articles 8 and 51 of the Mine Closure Regulations relating to companies obliged to submit a duly approved Closure Plan.  Article 51 refers to the method of calculating the guarantee.  Supreme Decree No. 016-2005-EM governs the operation of the Registro de Entidades Autorizadas a Elaborar Planes de Cierre de Mina (Registry for Authorized Entities to Elaborate the Closing of Mines).  Only the entities recorded in such registry are allowed to prepare the Closure Plan.  The Mine Closure Regulations, Supreme Decree No. 033-2005-EM, deals with the effects on health, safety, property and the environment at the end of the productive life of mining-related facilities.

We have presented Closure Plans to the MEM for all our mines and advanced explorations.  To date, the MEM has approved our Closure Plans for Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite, Caravelí, Shila, Esperanza, Pozo Rico, Mallay, Trapiche, Angélica Rublo Chico and Anamaray-Jancapata.

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for the holders of mining concessions.  Under this provision, holders of mining concessions that have performed mining activities, including mining exploration, exploitation and processing activities or related activities, without having an Environmental Certification will be required to prepare and perform an Environmental Remediation Plan to cure the environmental impact in the areas in which such activities have been conducted.  The Environmental Remediation Plan will contain a detailed description of all the mining items and activities performed without the correspondant Environmental Certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, a bond in favor of MEM for the cost of the execution of the measures contained in the Environmental Remediation Plan and other specific information contained in Article 4 of Supreme Decree No. 078-2009-EM.

Law No. 28271, Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Mining Liabilities of the Mining Activities), became effective on July 7, 2004 to regulate the identification of liabilities in mining activity and financial responsibility for remediation, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property.  Pursuant to Law No. 28271, as amended by Law No. 28526, published on May 25, 2005, Legislative Decree No. 1042, published on June 26, 2008, and the Mining Environmental Liabilities Regulations approved by Supreme Decree No. 059-2005-EM, published on December 8, 2005, as amended by Supreme Decree No. 003-2009-EM, the technical branch of the MEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities.  Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan within one year of the date in which Supreme Decree No. 059-2005-EM became effective.  The Peruvian government will only assume the environmental mining liabilities of unidentified holders.  In addition, holders will enter into environmental remediation agreements with the MEM, acting through the General Directorate of Mining Environmental Affairs, to perform any studies and work necessary to control and mitigate the risk and effects of any contamination, which will be financed by the Fondo Nacional del Ambiente – FONAM.  A Closure Plan must be submitted one year after the approval of the EIS by the General Directorate of Mining Environmental Affairs.  On March 30, 2010 Ministerial Resolution No. 136-2010-MEM/DM, approving the forms of agreements for the voluntary remediation of mining liabilities, became effective.

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

Mining Royalties

Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, establishes that private companies must pay compensation to the Peruvian government for the economic use of natural resources.  Law No. 28258, published on June 24, 2004 and amended by Law No. 28323, created a mining royalty (regalia minera) that holders of mining concessions must pay on a monthly basis to the Peruvian government for the exploitation of metallic and non-metallic resources.  The royalty, which is the compensation referred to in Article 20 of Law No. 26821, Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales, is not considered a tax.  However, it will be included in the scope of the Mining Law Stabilization Agreements and mining companies that are taxpayers and are party to such Stabilization Agreements will not have to pay this compensation or royalty during the life of their Stabilization Agreements.  Although we are not party to a Stabilization Agreement, Yanacocha has entered into Mining Law Stabilization Agreements under the General Mining Law with the Peruvian government.  See “Item 5.  Operating and Financial Review and Prospects—Yanacocha—Operating Results.”  Law No. 28969, effective since January 26, 2007, provides that government tax agencies are responsible for the collection of mining royalties and establishes rules relating to the calculation of royalties, valuation methods and penalties.

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

Negotiated Payment (voluntary contribution)

During 2006 Peruvian mining companies, represented by the Sociedad Nacional de Minería, Petróleo y Energía, agreed to a voluntary mining payment equivalent to 3.75 percent of net income after taxes.  The payment was negotiated with the Peruvian government and is intended to support government efforts to alleviate poverty.  On December 21, 2006, the Peruvian government issued Supreme Decree No. 071-2006-EM, which approved the form of agreement to be entered into by mining companies and the Peruvian government.  The form of agreement contains the conditions under which the negotiated payment will be paid.  The payment amounts to 3.75 percent of Peruvian net income after income tax, including 2.75 percent to be paid to a local mining fund and 1 percent to be paid to a regional mining fund.  This payment is payable from 2006 through 2010, contingent on the price of gold.  Payments are required to be made on or before April 30th of each year, after the income tax sworn declaration is submitted to the Peruvian tax authority.  Pursuant to Supreme Decree 033-2007-EM, mining companies can make payments to the local and to the regional funds after such deadline provided that the prior approval of the Ministry of Energy and Mines and the Ministry of Economy and Finance is obtained.  Fulfillment of the payment obligations will be controlled by an audit entity recorded as such with CONASEV to be agreed upon among the mining company, the Ministry of Energy and Mines and the Ministry of Economy and Finance.  We and Yanacocha paid a total of US$1.53 million and US$18.1 million, respectively, during the year ended December 31, 2009.

In February 2007, under the framework of this agreement executed with the Peruvian government (D.S. No. 071-2006-EM), we formed a trust in the Banco de Credito del Peru to serve two funds: the Buenaventura Local Mining Fund and the Buenaventura Regional Mining Fund.  Proceeds from these funds were used to provide school furniture, teacher training and healthcare equipment.

On November 8, 2007, Cerro Verde executed an agreement with the Peruvian government in accordance with the terms outlined above, resulting in a contribution of US$16.7 million and US$32.0 million for the years ended December 31, 2006 and 2007, respectively, which was paid in the first half of 2008.  An expense of US$29.5 million was recorded in 2008 and was paid in the first half of 2009.  An expense of US$27.6 million was recorded in 2009.  Each of these amounts is recorded as a negotiated payment (voluntary contribution) in the Cerro Verde Financial Statements.

Organizational Structure

As of May 31, 2010, we conducted our mining operations directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

Compañía de Minas Buenaventura S.A.A.
100%
Buenaventura Ingenieros S.A.
100%
Compañía Minera Condesa S.A.
99.99%
Contacto Corredores de Seguros S.A.
55.17%
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.
43.65%
Minera Yanacocha S.R.L.
7.68%
Compañía de Minas Buenaventura S.A.A.
0.01%
Consorcio Energético de Huancavelica S.A.
40%
S.M.R.L. Chaupiloma Dos de Cajamarca
19.26%
Sociedad Minera Cerro Verde S.A.A.
44.83%
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.
45.90%
Sociedad Minera Coshuro S.A.
4.50%
81.22%
Inversiones Colquijirca S.A.
51.06%
Sociedad Minera El Brocal S.A.A.
99.99%
Compañía Minera Colquirrumi S.A.
100%
Metalurgica Los Volcanes S.A.
99.99%
Consorcio Energético de Huancavelica S.A.
80%
Empresa de Generación Huasra S.A.C.
100%
Empresa de Generación Huanza S.A.
40.09%
Compañía Minera Coimolache S.A.
20%
S.M.R.L. Chaupiloma Dos de Cajamarca
10%
Ferrovias Central Andino S.A.
53.06%
Minera La Zanja S.R.L.
60%
Minera Minasnioc S.A.C.
49.00%
Canteras del Hallazgo S.A.C

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, which is wholly-owned by us, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and Conenhua (as defined below).  See “—Business Overview—Exploration.”  As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine.  In addition, on August 15, 2007, Cedimin transferred its equity interest in Chaupiloma to Condesa, and, as a result, Condesa now receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest.  See “—S.M.R.L. Chaupiloma Dos de Cajamarca” below.  Condesa also holds a 7.68 percent interest in us.

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

Consorcio Energético Huancavelica S.A.

Consorcio Energético Huancavelica S.A., or Conenhua, is an electrical transmission company that provides a significant portion of our electrical needs through its transmission facilities.  We own 100 percent of Conenhua and manage its operations.  Conenhua obtained the concession for power transmission in the Huancavelica area in 1983, enabling us to buy energy from Electro Perú and to transmit electric power to our mining facilities through our own facilities.  The provinces of Huancavelica, Angaraes, Acobamba and Castrovirreyna are now connected to the system.  Conenhua also provides electric power to other mining companies in the area.  In 2009, Conenhua sold 46.85 million kilowatt hours, or kWh, in Huancavelica.  Revenues generated by Conenhua benefit us in the form of operational costs savings at the rate of US$0.11 per kWh for thermoelectric generation.  Conenhua has become the operator of Paragsha II-Uchucchacua, the power line which provides electricity to the Uchucchacua mine and two other mines and, in 2009, Conenhua provided 99.83 million kWh to those mines.  Conenhua also operates the Callalli-Ares power line, which in 2009 provided 91.15 million kWh to the Orcopampa, Poracota and Shila-Paula mines.  In addition, Conenhua provides the Antapite mine (which was operated by Inminsur (as defined below) until 2006) with electricity, including electrical power service and maintenance and, in 2009, Conenhua provided 13.84 million kWh to this mine.  In 2009, Conenhua provided 711.73 million kWh to Yanacocha, a 23.5 percent increase compared to 2008. Conenhua’s revenues in 2009 amounted to US$18.3 million.

In order to secure a reliable energy supply from a clean and renewable source for our nearest operations and projects at competitive prices, CONENHUA, through its subsidiary Empresa de Generacion Huanza, was commissioned to construct a 90.6 MW capacity hydroelectric power plant in the valley of Santa Eulalia. This US$145 million project commenced in March 2010 and should be completed within a 33-month period.  Approximately 80% of the total investment will be financed with a lease obtained from Banco de Credito del Peru.  In order to wholly control this project, we had to convey our rights over the project for the Marañón hydroelectric power plant.

Buenaventura Ingenieros S.A.

Buenaventura Ingenieros S.A., or BISA, one of our wholly-owned subsidiaries, has provided geological, engineering, design and construction consulting services to the mining sector for over 30 years.  During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions.  In 1995, BISA created an environmental services group.  In 2007, BISA inaugurated its Mineralogical Characterization Laboratory for the analysis of rocks and minerals.  BISA owns a 99.95 percent interest in Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates.  In 2007, 2008 and 2009, BISA participated in 231, 210 and 249 projects, respectively, for domestic and international mining industry customers in Latin America, including the preparation of Environmental Impact Studies and Environmental Adaptation and Management Programs.  In 2009, BISA’s revenues amounted to US$24 million.

Sociedad Minera Coshuro S.A.

Sociedad Minera Coshuro S.A., or Coshuro, which began operations in December 1995, was created jointly by us and Newmont Peru to conduct gold mining exploration in the Yanacocha volcanic belt.  Coshuro was 35 percent owned by us until December 20, 2000, on which date Newmont Peru transferred 10.9 percent of its interest in Coshuro to us.  As a result, we currently hold a 45.9 percent interest in Coshuro.  On August 13, 2002, Coshuro authorized the separation and transfer to us of all of the mining concessions granted to Coshuro pursuant to a Separation Agreement dated September 25, 2000.  The mining concessions were transferred to Minera La Zanja S.R.L., in which we hold a 53.06 percent equity interest.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

Sociedad Minera El Brocal S.A.A., or El Brocal, owns the Colquijirca and Marcapunta Norte mines.  El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver.  As of December 31, 2008, we held a 61.42 percent interest in Inversiones Colquijirca S.A., which in turn held a 51.06 percent interest in El Brocal, and a 4.41 percent direct interest in El Brocal’s mining properties.  Our total equity interest in El Brocal was 35.77 percent as of December 31, 2008. On March 11, 2009, we purchased Teck Cominco’s equity stake in Inversiones Colquijirca S.A. for US$35.0 million, increasing our equity interest in Inversiones Colquijirca S.A. to 81.22 percent and our overall equity interest in El Brocal to 45.97 percent.

Minera La Zanja S.R.L.

Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers north-west of Cajamarca city.  Originally, the La Zanja project was part of the Northern Peru joint mining exploration project, which was 35 percent owned by us and 65 percent owned by Newmont Peru.  La Zanja, which is currently 53 percent owned by us and 47 percent owned by Newmont Peru, is expected to commence production in the second half of 2010 as an open-pit mine producing gold and silver.

Canteras del Hallazgo S.A.C

Canteras del Hallazgo S.A.C. holds mining rights to the Chucapaca project.  Gold Fields holds a 51% equity interest in this company.

Ferrovías Central Andino S.A.

We hold 10 percent of Ferrovías Central Andino S.A., or Ferrovías, a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000.  Among the other companies holding interests in the share capital of Ferrovías are Railroad Development Corporation, Cemento Andino S.A., Commonwealth Development Corporation and others.  Ferrovías provides transportation for concentrates from El Brocal’s mining operations.

Sociedad Minera Cerro Verde S.A.A.

We currently hold a 19.26 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima.  The Peruvian government previously owned and operated the mine.  In November 1993, the Cerro Verde operation was privatized.  Cyprus Climax Metals Company (now a subsidiary of Freeport-McMoran Copper & Gold Inc.) bought 91.65 percent and, pursuant to Peruvian privatization laws, the employees of Cerro Verde purchased approximately 8.35 percent of the shares of Cerro Verde.  Cyprus Climax Metals Company paid US$33.9 million for its equity interest in Cerro Verde and made a US$485 million capital commitment to finance the construction of the facilities.  Freeport-McMoran Copper & Gold Inc. is currently the operator and senior partner of Cerro Verde.

On June 1, 2005, Cerro Verde completed a capital increase.  As a result of the capital increase, SMM Cerro Verde Netherlands B.V. acquired a 21 percent equity interest in Cerro Verde.  In addition, we increased our equity interest in Cerro Verde from 9.17 percent to 18.21 percent.  The remaining minority shareholders own 7.23 percent of Cerro Verde through shares publicly traded on the Lima Stock Exchange.  As a result of the transaction, Cerro Verde received US$441.7 million in cash, net of US$1.0 million in expenses, and Phelps Dodge’s interest in Cerro Verde was reduced to 53.56 percent from 82.48 percent.  In March 2007, Freeport-McMoran Copper & Gold Inc. acquired Phelps Dodge.  Freeport-McMoran Copper & Gold Inc. maintains a majority interest in Cerro Verde.  Since June 1, 2005, we have purchased additional common shares in Cerro Verde on the Lima Stock Exchange, increasing our interest to 19.26 percent as of December 31, 2009.

Presented in the table below is certain financial and operating data regarding Cerro Verde for the years ended December 31, 2007, 2008 and 2009:

	As of and for the year ended December 31,
	2007	2008	2009
Income statement data(1)
Total revenues (US$ in thousands)	1,794,559	1,835,911	1,757,510
Net income (US$ in thousands)	804,685	718,433	708,528
Proven and Probable Reserves(2)
Leachable ore reserves (metric tons in thousands)	309,402	287,751	243,780
Millable ore reserves (metric tons in thousands)	1,456,232	2,734,830	2,809,085
Average copper grade of leachable ore reserves (%)	0.44	0.46	0.43
Average copper grade of millable ore reserves (%)	0.44	0.37	0.43
Production(3)
Cathodes (in thousands of recoverable pounds)	203,595	194,531	206,514
Concentrates (in thousands of recoverable pounds)	390,632	499,955	455,112
Price (US$ per metric ton)	7,126	6,952	5,164

(1)	Derived from Cerro Verde’s financial statements filed with CONASEV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.
(2)
Reserve calculations are derived from the audited financial statements filed by Cerro Verde with CONASEV.  See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.  The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects to the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report.  According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings.  Cerro Verde’s ore estimates includes assessments or the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.

(3)	Derived from Cerro Verde’s financial statements filed with CONASEV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.

YANACOCHA

Overview

Founded in Peru in 1992, Yanacocha is the largest gold producer in South America.  Yanacocha produced 2,058,181 ounces of gold in 2009, its sixteenth full year of operations.  Yanacocha’s operations are located in the Andes Mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and north of the City of Cajamarca at an altitude of 4,000 meters above sea level.  The Yanacocha property consists of six open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha and La Quinua.  As of December 31, 2009, the Chaquicocha, Cerro Yanacocha and La Quinua mines were in operation.  As of December 31, 2009, Yanacocha’s proven and probable reserves (excluding Conga’s proven and probable reserves) were estimated to be 10.5 million ounces of gold, representing a 19 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2008, which were estimated to be 13.0 million ounces of gold.  The decrease in reserves of gold was mainly due to a mining depletion of 2.7 million ounces; partially offset by an increase of 0.2 million ounces of gold reserves due to increases in metal prices, unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, stockpile additions, conversion from non-reserve mineralization to reserves and leach pad capacity limitations. As of December 31, 2009, Conga’s proven and probable reserves were estimated to be 11.8 million ounces of gold and 3.2 billion pounds of copper, representing no change from estimated 2008 gold and copper reserves.  As of December 31, 2009, Yanacocha’s total proven and probable reserves (including Conga) were estimated to be 22.4 million ounces of gold, representing a 10 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2008, which were estimated to be 24.9 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2009 and 2008.

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

Yanacocha’s mining activities encompass 288,047 hectares covered by 422 mining concessions.  Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 106,670 hectares to Yanacocha, which are covered by 159 mining concessions.  Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights.  Chaupiloma is in the process of assigning one mining concession to Yanacocha, and five mining concessions granted to Yanacocha are in process of being transferred back to Chaupiloma.

In 1994, its first full year of production, Yanacocha produced 304,552 ounces of gold.  Yanacocha produced 3,333,088 ounces in 2005, 2,612,199 ounces in 2006, 1,563,669 ounces in 2007, 1,810,338 ounces in 2008 and 2,058,180 ounces in 2009.  Yanacocha expects production to decrease by approximately 27 percent from the 2009 production level to 1,499,094 ounces in 2010, mainly as a result of lower volume of ore placed and lower ore grade.  Yanacocha believes that it was one of the world’s lowest cost gold producers in 2009, with a cost per ounce of gold sold of US$325.  Yanacocha’s cost per ounce of gold sold was US$358 in 2008, US$324 in 2007, US$201 in 2006 and US$153 in 2005.

The increase in gold production in 2009 as compared to 2008 was mainly attributable to an increase in the volume of leach and mill tons placed, which was 129.3 million dry metric tons for the year ended December 31, 2009 compared to 92.6 million dry metric tons for year ended December 31, 2008, and a lower waste to ore ratio, which was 0.34 grams per ton for the year ended December 31, 2009 as compared to 1.05 grams per ton for the year ended December 31, 2008.

Yanacocha expects production of silver to increase by approximately 33 percent from the 2009 production level to 5,808,533 ounces in 2010, mainly as a result of higher production at the mill. Silver production was 24,467 ounces in 1993, Yanacocha’s first full year of production, 4,342,292 ounces in 2005, 3,441,401 ounces in 2006, 2,318,696 ounces in 2007, 3,539,008 ounces in 2008 and 4,367,258 ounces in 2009.  The increase in silver production in 2009 as compared to 2008 was mainly attributable to an increase in the volume of leach and mill tons placed, which was 129.3 million dry metric tons for the year ended December 31, 2009 as compared to 92.6 dry metric tons for the year ended December 31, 2008, and a lower waste to ore ratio, which was 0.34 grams per ton for the year ended December 31, 2009 as compared to 1.05 grams per ton for the year ended December 31, 2008.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa and 5 percent by IFC.  Yanacocha is managed by Newmont Peru.  See “—Management of Yanacocha—General Manager/Management Agreement.”  Since 1992, aggregate capital contributions of US$2.3 million have been made by Condesa, Newmont Second and IFC to Yanacocha.  Although Yanacocha did not pay dividends during its development years, 1992 through 1994, cash dividends were distributed from 1995 to 2000.  In 2001, Yanacocha paid an aggregated amount of US$10 million in dividends in respect of 2000 earnings and elected to reinvest US$80 million from 2001 profits based on a new reinvestment program for the years 2001 to 2004.  In December 2001, the MEM approved the 1998 reinvestment program (increased in 1999) for US$206.5 million.  As a result, an additional US$13.5 million was capitalized.  In 2002, Yanacocha paid an aggregated amount of US$50.7 million in dividends in respect of 2001 earnings and elected to reinvest US$80 million from 2002 profits.  In 2003, Yanacocha paid an aggregated amount of US$300 million in dividends in respect of 2002 earnings and elected to reinvest US$29.6 million from 2003 profits.  In 2004, Yanacocha paid an aggregated amount of US$280 million in dividends in respect of 2003 earnings and completed all investments under its reinvestment program from 2000-2004.  In 2005, Yanacocha paid an aggregated amount of US$180 million in dividends in respect of 2004 earnings.  Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Undistributed earnings associated with the reinvestment program, amounting to US$189.6 million, were presented as restricted earnings as of December 31, 2004, 2005 and 2006.  On December 26, 2006, Yanacocha received the resolution from the MEM approving the reinvestment program for the periods 2001 to 2004.  In compliance with Peruvian laws, Yanacocha capitalized this amount through public deed dated December 20, 2007 and will not declare dividends from partners’ contributions during the following four fiscal years.

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

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2009 have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations.  Yanacocha’s capital expenditures from its formation through December 31, 2009 totaled approximately US$2,807.4 million, including capital expenditures of US$278.1 million in 2007, US$248.3 million in 2008 and US$146.5 million in 2009.  In 2009, Yanacocha’s principal capital expenditures included US$29.5 million for the construction of an alternate road to the coast of Peru, US$27.4 million for the Conga project, US$21.7 million for mine development at the Chaquicocha and El Tapado Oeste deposits, US$15.1 million for the construction of an acid water treatment plant, US$11.9 million for leach pad expansions at La Quinua (Stage 7), US$7.2 million for the construction of a reverse osmosis plant for excess water treatment at Pampa Larga, US$5.5 million for expansions to the water pumping system to extract excess water at the La Quinua and Yanacocha pits and US$3.2 million for the construction of gold mill tailings pipelines.  In 2008, Yanacocha’s principal capital expenditures included US$34.9 million for the Yanacocha gold mill facility, US$29.3 million for the Conga project, US$26.7 million for engineering at the east acid water treatment plant, US$20.7 million for waterways and irrigation channels acquired from the Quishuar, Encajón-Collotán and La Shacsha communities, US$14.1 million for the construction of an alternate road to the coast of Peru, US$12.9 million for the purchase of high altitude mining trucks, US$13.0 million for the foundation of the San Jose Reservoir trust, US$6.5 million for the construction of a reverse osmosis plant for excess water treatment at Pampa Larga, and US$27.2 million, US$13.7 million and US$6.7 million for the leach pad expansions at La Quinua (stage 7), Carachugo (stage 11) and Yanacocha (stage 6), respectively.  In 2007, Yanacocha’s principal capital expenditures included US$138.9 million for a gold mill facility, US$28.5 million for high altitude mining trucks, US$18.5 million and US$11.5 million for leach pad expansions of Carachugo (stages 10 and 11) and Yanacocha, respectively, US$7.6 million for construction of an alternate road to the coast of Peru, US$2.8 million for land acquisitions, US$8.7 million for the Conga project, US$5.2 million for waterways and irrigation channels acquired from the Quishuar and Encajón communities and US$5.5 million for project development.

Yanacocha anticipates that its capital expenditures for 2010 will be approximately US$328.3 million, in connection with the continuation of the Minas Conga project, continuation of mine development at the El Tapado Oeste, Chaquicocha, La Quinua Sur and Maqui Maqui deposits, acquisition of high altitude mining trucks, leach pad expansions at La Quinua (Stage 7B) and Carachugo (Stage 10C), construction of a reverse osmosis plant for excess water treatment at the carbon column processing plant at Pampa Larga and the construction of a central warehouse at La Quinua.

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

Description of Yanacocha’s Operations

The Yanacocha property consists of the following open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha and La Quinua.  As of December 31, 2009, the Chaquicocha, Cerro Yanacocha and La Quinua mines were in operation.  The Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining areas began operations in August 1993, October 1994, January 1996, the last quarter of 1997 and October 2001, respectively.  The Maqui Maqui open-pit mine temporarily ceased mining operations in 2000.  The San José open-pit mine ceased operations in 2002, but temporarily reopened and closed again during 2006.  The Carachugo open-pit mine has temporarily ceased mining operations, although one ore processing facility remains in operation.

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

Set forth below are certain unaudited operating data, for the years shown for each of Yanacocha’s mining operations that were then in operation:

	2005	2006	2007	2008	2009
Mining Operations:
Ore mined (DST):
Cerro Yanacocha	64,582,674	59,944,475	56,696,685	62,079,577	74,309,421
Carachugo	—	950,355	7,563,243	6,037,340	5,895,215
Maqui Maqui	—	—	—	—	—
La Quinua	80,889,028	414,559	35,283,067	34,850,397	66,806,796
San José	—	54,485,222	—	—	—
Total ore mined (DST)	145,471,702	115,794,610	99,542,995	102,967,314	147,011,432
Average gold grade of ore mined (oz./DST):
Cerro Yanacocha	0.034	0.030	0.012	0.023	0.022
Carachugo	—	0.039	0.047	0.031	0.022
Maqui Maqui	—	—	—	—	—
San José	—	0.028	—	—	—
La Quinua	0.023	0.021	0.022	0.016	0.023
Total average gold grade of ore mined (oz./DST)	0.028	0.026	0.019	0.021	0.022
Gold Production (oz.):
Cerro Yanacocha	1,198,160	1,035,794	566,006	701,063	1,087,028
Carachugo	421,967	308,600	307,867	400,452	453,374
Maqui Maqui	38,631	21,747	21,460	32,550	18,555
San José	—	—	—	—	—
La Quinua	1,674,329	1,246,058	668,336	676,273	499,223
Total gold (oz.)	3,333,088	2,612,199	1,563,669	1,810,338	2,058,180

Exploration

Yanacocha’s mining activities encompass 288,047 hectares covered by 422 mining concessions.  Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 106,670 hectares to Yanacocha, which are covered by 159 mining concessions.  Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights.  Chaupiloma is in the process of assigning one mining concession to Yanacocha, and 5 mining concessions granted to Yanacocha are in process of getting transferred back to Chaupiloma.

Yanacocha has three processing concessions from the MEM for its processing plants: Cerro Yanacocha (Gold Mill, Cerro Negro, La Quinua and Yanacocha), Yanacocha (Carachugo and Pampalarga) and China Linda.  The processing concessions have indefinite terms, subject to the payment of an annual fee based on nominal capacity for the processing plant.

Exploration expenditures amounted to approximately US$28.2 million, US$28.2 million and US$23.0 million in 2007, 2008 and 2009, respectively.  These expenditures have resulted in the identification of several deposits, which have been advanced to reserves, including Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (which includes Cerro Negro), Chaquicocha, El Tapado, El Tapado Oeste (Corimayo), Antonio, Quecher and Minas Conga (Perol, Chailhuagón and Amaro).  Exploration expenditures have also been used to identify deep sulfide mineralization beneath the oxide deposits at El Tapado, El Tapado Oeste (Corimayo), Antonio, Maqui Maqui, Yanacocha and Chaquicocha.  In 2010, exploration efforts will focus on gold-copper sulfide targets in the Minas Conga and Yanacocha regions.

Yanacocha’s exploration expenditures include all of the costs associated with exploration activities such as drilling, geological and metallurgical testing.  In addition, exploration costs cover engineering and project development costs on advanced stage projects.  Yanacocha prepares a budget for each year and allocates an amount for exploration activities based on specific projects or regions.

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua and Chaquicocha gold deposit projects and the Minas Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings.  Minas Conga currently consists of two gold-copper porphyry deposits located northeast of Yanacocha’s operating area in the provinces of Celendin, Cajamarca and Hualgayoc.  This project, incorporated to reserves beginning in 2004 and 2005, reported 11.8 million ounces of gold reserves and 3.2 billion pounds of copper reserves as of December 31, 2009.

For 2010, Yanacocha estimates expenditures of US$12.7 million for exploration, which will be expensed, and an additional US$11.2 million related to delineation, characterization and sterilization activities for ore bodies that are currently classified as reserves, which will be capitalized.  Both expenditure estimates are exclusive of significant development engineering charges.  This budgeted amount will be expended mainly on the Minas Conga, La Quinua and San Jose deposits along with an extensive exploration program in district and regional properties that Yanacocha controls.

In 2001 and 2002, activities resulted in the identification of a continuous, high-grade zone at Corimayo, which can be traced for at least 600 meters in a north-south direction and contains a significant volume of oxide material with grades of 5 to 20 grams per metric ton common through this zone.  At the end of 2003, Corimayo, Antonio and Quecher contained 3.00 million, 0.11 million and 0.04 million ounces of reserves, respectively.  In 2004, exploration efforts focused on the exploration of near-surface oxide deposits at Cerro Quilish, including Cerro Negro, and Chaquicocha, and the expansion of the Antonio deposit and the Giuliana prospect, located north of the Yanacocha Norte pit.  Exploration of gold-dominant sulfide mineralization continues beneath known oxide deposits at Yanacocha Sur, Chaquicocha, El Tapado, El Tapado Oeste (Corimayo), Antonio and Maqui Maqui.  In 2004, infill drilling at Minas Conga added 8.7 million ounces of gold and 2.23 billion pounds of copper from the Perol and Chailhuagón deposits.  In 2005, additional infill drilling at Chaihuagón and Perol added 3.1 million ounces of gold and 0.99 billion pounds of copper reserves.  Several early stage target sites were tested by drilling, including Gentiles at the Minas Conga deposit and San Cirilo at the Solitario Regional Sector. In 2006, 400,000 ounces of gold were added to reserves from Chaquicocha.  In addition, early stage drilling continues at San Cirilo, Deborah corridor, Minas Conga and Yanacocha.  In 2007, Yanacocha added 1.27 million ounces of gold to its reserves; however, this was offset by losses of 0.84 million ounces of gold mainly due to cost increases in some marginal pits.  The net gain to reserves was 0.44 million ounces derived mainly from development work at Maqui Maqui, La Quinua and Cerro Yanacocha deposits.  In 2008, Yanacocha’s gold reserves decreased mainly due to a mining depletion of 2.6 million ounces, as well as a decrease of 0.1 million ounces due to unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, transfer of reserves to non-reserve mineralization due to social issues and leach pad capacity limitations, partially offset by increases in metal prices, an increase in the expected recoverable ounces in leach pads and the improvement of pit design.  In 2009, the decrease in Yanacocha’s gold reserves was mainly due to a mining depletion of 2.7 million ounces; partially offset by an increase of 0.2 million ounces of gold reserves due to increases in metal prices, unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, stockpile additions, conversion from non-reserve mineralization to reserves and leach pad capacity limitations.

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

Sales of Gold

Yanacocha’s gold sales are made through a monthly open-bidding process in which Yanacocha auctions its production corresponding to the next four to five weeks.  This bidding process is set up by Yanacocha with approximately 10 financial institutions and trading firms prior to each month.  Yanacocha collects bids and confirms sales.  The gold is typically sold on the date of departure from Jorge Chávez Airport in Lima.  If a portion of gold remains unsold, it is sold on the spot market within a few days.  Silver is sold on the spot market approximately once a month to financial institutions or trading firms.  The cash from such sales is received into a collection account in London against orders to the London bullion bank for deliveries of the gold and silver to the purchasers.

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

Employees

As of December 31, 2009, Yanacocha had 2,964 employees. Compensation received by Yanacocha’s employees includes base salary and other non-cash benefits such as a health program and term life insurance.  In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive eight percent of Yanacocha’s annual pre-tax profits, or the Employee Profit Sharing Amount, with fifty percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining fifty percent of such profits to be distributed among the employees based on the aggregate annual salary of each employee.  Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by Yanacocha to the Fondo Nacional de Capacitación Laboral y Promoción del Empleo, or FONDO-EMPLEO, a public fund established to promote employment and employee training.  Since 2005, if the amount contributed by Yanacocha exceeds 2,200 Unidades Impositivas Tributarias, or Tax Units, the excess should be dedicated exclusively to the financing of road infrastructure works and managed by the regional government.

In 1998, the Peruvian government issued additional regulations regarding the calculation of the workers’ participation. Such regulations utilized different criteria for determining employee profit sharing than those detailed under the law.  Yanacocha followed the criteria established by the law in determining the amount to be paid to its employees since 1998.  In December 2006, Yanacocha accrued US$14.9 million as a liability for the possible workers’ profit participation contingency.  In addition, Yanacocha booked and wrote off a receivable amounting to US$11.6 million.  In September 2007, Yanacocha paid the balance of US$21.8 million (including interest) owed to employees, which exceeded the original amount accrued of US$6.9 million.  The additional amount mostly relates to interest paid by Yanacocha to employees.  As of December 31, 2009 and 2008, Yanacocha had recovered US$1.7 million and US$2.3 million, respectively, from FONDO-EMPLEO.

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

Yanacocha has entered into arrangements with independent contractors that are responsible for the security services and staffing for several operational and administrative areas.  As of December 31, 2009, independent contractors employed 4,683 persons who worked at Yanacocha’s operations.  In 2004, Yanacocha entered into its first collective bargaining agreement with the Union, which was created on December 9, 2003.  Because the Union’s 605 members as of December 31, 2006 represented a minority of Yanacocha’s employees, the collective bargaining agreement applied only to the Union’s members and expired on February 28, 2007.  In May 2007, Yanacocha completed negotiations with the Union’s members and entered into a new collective bargaining agreement, which was applicable only to the Union’s members and effective from March 2007 to February 2010.  In March 2010, Yanacocha completed negotiations with the Union on a new collective bargaining agreement, which is effective from March 2010 to February 2013.

In November 2007, a small percentage of Union members engaged in a two-day strike notwithstanding the collective bargaining agreement that had been reached between Yanacocha and the Union.  The strike did not have any material impact on Yanacocha’s operations; nevertheless there can be no assurance that Yanacocha will not experience other strikes or labor-related work stoppages that could have a material adverse effect on its operations or its operating results.

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

During 2009, Yanacocha invested a total of US$46.0 million in social issues, including US$4.9 million for social development at various projects including the Conga project, US$8.1 million for the completion of pending commitments, US$3.5 million for social impact mitigation related to social and livestock development projects, the construction of irrigation infrastructure and the development of a former landowner families program and US$29.5 million for the construction of an alternate road to the coast of Peru.  The social investment projects are focused on water management, local economic development, education, health and institutional strengthening.

In addition, Yanacocha made US$1.3 million in contributions for social investment through the Asociación Los Andes de Cajamarca and US$20.0 million through the Fondo de Solidaridad.

Since 1993, Yanacocha has invested nearly US$256 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs.

Security

Yanacocha has 54 security employees on its payroll, including six employees responsible for the security of the region as a whole.  In addition, there is a contracted security force of over 267 persons assigned to rotating shifts at its mine, its Lima offices, Cajamarca city and checkpoints along the road to the coast of Peru.  Payroll security personnel are distributed such that five persons are assigned to the processing plants, one person is assigned to Yanacocha’s headquarters in Lima and one person each is assigned to the road running to the coast and Cajamarca city, respectively.  The contracted security force is stationed throughout the region, at access points, offices and residential areas in Cajamarca and at check points Zero and Guitarrero on the road to the coast.  In addition to the standing posts, there are 42 security personnel who patrol the mine perimeter and monitor the security CCTV and alarm systems.  There are four shifts, three at the mine site and one at the other locations.  No terrorist incidents have been recorded against Yanacocha’s personnel or property at its mining operations or at its headquarters in Lima.

Mining and Processing Concessions

Yanacocha’s mining activities encompass 288,047 hectares covered by 422 mining concessions.  Chaupiloma holds the mining rights with respect to these hectares and has assigned the mining rights related to 106,670 hectares to Yanacocha, which are covered by 159 mining concessions.  Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years (with the exception of one contract that has an initial term of 30 years) and expiring in 2012, 2014, 2015, 2018, 2021, 2024, 2025, 2026 and 2035, that are renewable at Yanacocha’s request for an additional 20-year term.  Chaupiloma is in the process of assigning one mining concession to Yanacocha, and 5 mining concessions granted to Yanacocha are in process of being transferred back to Chaupiloma.  Chaupiloma has not yet assigned 100 hectares covered by one mining concession to Yanacocha.  Approximately 24 percent of the mining concessions that have been assigned by Chaupiloma to Yanacocha were claimed prior to 1991.  Chaupiloma is owned 40 percent by Newmont Peru and 60 percent by Condesa and Cedimin.

Currently, 20 of the mining concessions assigned to Yanacocha are being utilized for mining operations.  They are Chaupiloma Uno, Chaupiloma Dos, Chaupiloma Tres, Chaupiloma Cuatro, Chaupiloma Cinco, Chaupiloma Seis, Chaupiloma Once, Chaupiloma Doce, Chaupiloma Trece, Chaupiloma Catorce, Chaupiloma Dieciseis, Chaupiloma Diecisiete, Chaupiloma Dieciocho, Chaupiloma Veintiuno, Chaupiloma Veintiuno A2, Chaupiloma Cuarentaidos, Chaupiloma Cuarentaiseis, Chaupiloma Cincuentaicuatro, Mirtha III and Claudina Ocho (non-metallic operation).  During 2009, metallic minerals were extracted from Chaupiloma Dos, Chaupiloma Tres, Chaupiloma Cuatro and Chaupiloma Once and non-metallic minerals were processed in Claudina Ocho.

The Carachugo, Chaquicocha and San José mining facilities are located on the mining concessions of Chaupiloma Tres, Chaupiloma Cuatro and Chaupiloma Cinco; the Maqui Maqui mining facility is located on the mining concessions of Chaupiloma Seis and Chaupiloma Doce; the Cerro Yanacocha mining operation is located on the Chaupiloma Uno, Chaupiloma Dos and Chaupiloma Tres mining concessions; the La Quinua mining facility is located on the Chaupiloma Dos, Chaupiloma Once, Chaupiloma Veintiuno, Chaupiloma Cuarentidos, Chaupiloma Cincuenticuatro, Mirtha III, Chaupiloma Trece and Chaupiloma Veintiuno A2 mining concessions; and the Calera China Linda mining operation is located on the Claudina Ocho mining concession.  Yanacocha currently conducts mining activities at Cerro Yanacocha, La Quinua, Chaquicocha and Calera China Linda.

Yanacocha pays a royalty fee to Chaupiloma of 3 percent of the net sale value of all ore extracted from these mining concessions after deducting refinery and transport costs for the right to mine five of the mining concessions.  For 2009, Yanacocha paid royalties of US$62.3 million to Chaupiloma.  The mining concession not yet assigned to Yanacocha will be assigned to Yanacocha by Chaupiloma on comparable terms.

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

In addition, as of December 31, 2009, Yanacocha had acquired 852.92 hectares, including 228.16 hectares of surface rights with respect to the Minas Conga deposit, 319.42 hectares for La Quinua, 185.35 hectares for Carachugo, 70.30 hectares for Maqui Maqui and 49.76 hectares for Cerro Yanacocha.  See “—The Company—History and Development.”

PROJECT	Hectares as of December 31, 2008	Exchanges	Hectares acquired in 2009	Hectares as of December 31, 2009
Carachugo - San José - Chaquicocha	3,497	—	185.35	3,682.35
Cerro Quilish - Cerro Negro	2,929.77	—	—	—
Calera China Linda	473.29	—	—	—
Haussing	10.89	—	—	—
La Quinua	2,863.41	—	319.42	3,182.83
Laboratorio	0.10	—	—	—
Las Lagunas	1,674.78	—	—	—
Línea de Alta Tensión	0.01	—	—	—
Maqui Maqui	1,957.23	—	70.30	2027.53
Minas Conga	8,475.93	—	228.16	8704.09
Presas	196.72	—	—	—
San Cirilo	1,950.42	—	—	—
Terrenos para canjes	421.09	—	—	—
Cerro Yanacocha	2,138.16	—	49.76	2187.92
Museo	8.56	—	—	—
Sorpresa Mishacocha	597.83	—	—	—
TOTAL	27,195.19	—	852.98	28,048.17

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

Yanacocha is required to submit certain documentation with respect to its plans and operations for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture, the Water National Authority, and the Ministry of Health.  Yanacocha is required to file and obtain approval of an EIS with a Benefit Concession Permit for each of its mining operations before being authorized to operate such mine.  EISs for the Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant have been approved.  Pursuant to current Peruvian regulations, Yanacocha also submits supplemental EISs each time a project’s production rate or disturbed area used is expanded by more than 50 percent.  In 2006, Yanacocha filed an EIS to expand its operations at the Yanacocha and La Quinua areas.  After an EIS and the Benefit Concession Permit are approved and construction activities are initiated, a governmental-accredited environmental auditing firm is required to audit the operation three times per year.  Each of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant has been and continues to be audited as required with no significant pollution problems identified.

Yanacocha’s corporate policy is to operate in compliance with all material applicable laws and regulations and adopt and adhere to standards that are protective of both human health and the environment at the facilities it builds and operates.  Additionally, Yanacocha has agreed to several environmental covenants in loans with the IFC that require Yanacocha to comply with relevant World Bank environmental guidelines and World Bank occupational health and safety guidelines.  In addition, in 2005 Yanacocha became a signatory of the International Cyanide Code, which provides specific and strict standards on how to manage cyanide.  Yanacocha completed the audit process in September 2007 and was certified under the International Cyanide Code during April 2008.  In December 2009 Yanacocha engaged an outside firm to conduct an audit assessing the implementation and maintenance of the International Cyanide Code principles.

Prior to the adoption of ASC 410 (SFAS No. 143), estimated future reclamation costs were based principally on legal and regulatory requirements.  Such costs for active mines were accrued and charged over the expected operating lives of the mines using the unit of production method based on proven and probable reserves.  Future remediation costs for inactive mines were accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at a site.  Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs.  Changes in estimates were reflected in earnings in the period an estimate was revised.

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

Yanacocha has informed us that as a result of the enactment of the new Water Resources Law and the new Rule for Exploration Activities, new environmental quality standards for water and air will require the adoption of new technologies and the purchase of new equipment for water treatment.

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety.

In January 2009, Yanacocha’s mine closure plan was approved.  During 2009, Yanacocha had two follow-up audits and maintained the ISO 14001 Certification it obtained in 2008.  In addition, Yanacocha finished social negotiations and started mining activities in the 700-square meter area located at the Encajón and Quishuar water canals surrounding the La Quinua pit.

In 2009, Yanacocha submitted to and received approval from the MEM for (i) a modification of the exploration permit to perform drilling activities to confirm reserves for new projects, (ii) a modification to the Carachugo EIS in order to increase the mine production of the east zone by 38%, which was approved in August and includes the restoration of mining activities at the Maqui Maqui Sur pit, the continuation of mining actitivites in the Chaquicocha pit and the commencement of mining activities in two new pits in the San Jose pit and two small pits in the vicinity of the Carachugo mine, and (iii) an EIS for the Conga project, whose mining operations will last until 2031.  In 2010, Yanacocha will submit the “Modification of the EIS of Cerro Negro” to permit mining at the Cerro Negro West Pit and construction of the La Quinua 8A leach pad so that it can receive all the mining material from the western oxides projects located in La Quinua.  Yanacocha will also start with the approval process for the Second “Modification of the Western Expansion of Yanacocha” project to permit mining activities at the La Quinua Sur Project, located to the south of the La Quinua pit.

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

On May 19, 2006, Yanacocha entered into a US$100 million bank facility with a syndicate of Peruvian commercial banks, comprised of Banco de Crédito del Perú, BBVA Banco Continental and Banco Wiese Sudameris (now Scotiabank Perú).  Quarterly repayments began in May 2007 with final maturity in May 2014.  Borrowings under the facility bear interest at a rate of LIBOR plus 1.875%.  The loan is non-recourse to both Newmont and us.  During 2009, Yanacocha repaid an aggregate of US$13.8 million outstanding under the credit facility in four quarterly installments.  As of December 31, 2009, US$62.1 remained outstanding under the credit facility.

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

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru in May 2002 by over 900 Peruvian citizens.  A significant number of the plaintiffs in these lawsuits had previously entered into settlement agreements with Yanacocha.  In April 2008, the Peruvian Supreme Court upheld the validity of these settlement agreements, which should result in the dismissal of all claims brought by plaintiffs that had settled prior to filing these lawsuits.  Yanacocha also has entered into settlement agreements with approximately 350 additional plaintiffs.  Claims asserted by approximately 200 plaintiffs remain unresolved.  Yanacocha cannot reasonably predict the final outcome of any of the above-described lawsuits.  The maximum additional expense related to these judicial claims is estimated at US$1.5 million.

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

Clinica Internacional, Addeco, SDC Security.  The employees of three of Yanacocha’s contractor companies (Clínica Internacional, Adecco and SGC Security) have initiated judicial proceedings through which they demand their incorporation into Yanacocha’s payroll. These contract employees claim that they are direct employees of Yanacocha and entitled to the corresponding rights afforded to Yanacocha’s direct employees, arguing that they receive direct orders from Yanacocha and that most of the equipment they use is provided for by Yanacocha.  All these proceedings, which involve a total of 97 workers, are pending resolution in Lima’s Court of First Instance.

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

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney.  Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position.  Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru.  Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports.  The Management Contract was amended as of December 19, 2000.  The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru.  Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha.  The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs.  In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations.  Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha.  In 2009, Yanacocha accrued fees of US$4.1 million owed to Newmont Peru and its affiliates under the Management Contract.

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

Property, Plants and Equipment

Our Property

Introduction

We operate seven mines: Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite and Ishihuinca.  We also have controlling interests in two mining companies which operate the Shila-Paula, Colquijirca and Marcapunta mines.  We also own an electric power transmission company, an engineering services consulting company and have minority interests in several other mining companies, including a significant ownership interest in Yanacocha and Cerro Verde.  See “—The Company—Organizational Structure” and “—Intermediate Holding Companies, Subsidiaries and Equity Participations.”  Set forth below is a map of our principal mining operations as of April 30, 2010.

Operating Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by us.  We lease the rights to the mining concessions of Orcopampa from a group of private investors.  This lease, which was renewed in September 2003 and expires in 2043, stipulates a payment from us equal to 10 percent of production value, subject to certain conditions.  Operations started in the Orcopampa mine in 1965.  In 2009, we made lease payments of US$21.1 million.  We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.  In December 1996, Orcopampa S.A., then owner and operator of the Orcopampa mine, merged into us.  As a result of the merger, Orcopampa S.A. assigned, and we assumed, the right to the mining concessions of Orcopampa.  At December 31, 2009, the net total fixed assets of Orcopampa were approximately US$39.3 million.

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

Mining at Orcopampa is conducted underground using the mechanized cut-and-fill method.  Ore is processed at a mill located at Orcopampa.  Until February 2004, the mill had a rated capacity of 1,200 DST per day and utilized both bulk flotation and gravity concentration processes.  In 2008, a new semi autogenous mill was installed as a primary mill, which allowed us to increase the mill’s rated capacity to 1,450 short tons per day, or stpd, and to replace the two existing rod and ball mills and the existing ball mill.  These three mills are currently being used to treat the ore from the Poracota mine at a rate of 720 stpd.

Until February 2004, flotation concentrates were exported to different smelters around the world, while gravity concentrates continued to be treated at Los Volcanes, a small cyanidation plant located next to the Orcopampa mill that has been in operation since 1989. Until the end of 2001, Los Volcanes produced gold/silver electrolytic precipitates which were smelted and refined in Lima and then sold to Johnson Matthey.  During the second half of 2001, we installed a Merrill-Crowe circuit and a smelter which began operations in December of that year, allowing us to produce doré bars from the gold and silver precipitate produced in the cyanidation plant of Los Volcanes.

Positive results from exploration conducted in the Nazareno and Prometida veins, changes in the characteristics of the ore and results from metallurgical tests performed in 2002 influenced our decision to replace the flotation process with the direct cyanidation of the ore.  In January 2003, we initiated construction of a cyanidation circuit, which commenced operations on a continuous basis in March 2004 and therefore eliminated the production of flotation concentrates.  The cyanidation circuit includes a 70 foot thickener from which a gold rich solution is obtained and sent to the Merrill-Crowe unit for gold precipitation, six agitator tanks to which cyanide and activated carbon are added (Carbon in Leach process), and a carbon desorption circuit that includes an electrolytic cell for the recovery of gold and silver as precipitate.  The Electrolytic and Merrill-Crowe precipitates are smelted into doré bars prior to shipment.

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

Electric power is generated and supplied by a 3,900 kw hydroelectric plant that is owned by us and a power line, which was connected to the Peruvian national electricity grid on September 12, 2002.  Water for operations at Orcopampa is obtained from a lake and three rivers.  When water is scarce, electric power for the Orcopampa mine can be provided by a 3,976 kw diesel generator.

During 2008, we completed 8,492 meters of underground exploration works and 21,636 meters of diamond drilling, focusing on the Esperanza, Fabiola, Raluca, Prometida Ramal and Nazareno veins.  Ore reserves at December 31, 2008 were 1,391,600 DST at 0.608 ounces per ton of gold, 0.20 ounces per ton of silver and metallic content of  802,317 ounces of gold and 263,929 ounces of silver.  Estimated NRM was 1,006,865 DST, at 0.213 ounces per ton of gold.  During 2009, we completed  9,039 meters of underground exploration works and  26,290 meters of diamond drilling, mainly at depth in the Nazareno, Esperanza and Prometida veins. In addition, we are exploring the 3540 level of the Nazareno vein west extension through the Natividad area, the preliminary results of which were positive and merit further exploration.  Ore reserves at December 31, 2009 were 1,060,970 DST at 0.613 ounces per ton of gold and 0.30 ounces per ton of silver.  Estimated NRM was 1,162,985 DST at 0.584 ounces per ton of gold and 0.40 ounces per ton of silver.  In 2010, we are planning to explore the Nazareno, Prometida and Esperanza veins through underground works and diamond drill holes at depth. We will also define gold mineralization in Natividad and other veins.

In 2007, metallurgical tests indicated that most of the gold contained in the number 3 tailings dam, which is an old flotation tailings dam which assays over 2.0 grams per ton of gold, could be recovered by cyanidation. During 2008, a cyanidation circuit was installed as part of the main circuit to treat the flotation tails stored in the number 3 tailings dam. The tails are transported by truck to a storage bin and then fed through a rotating drum where the solids are diluted with barren solution. Cyanidation leaching is performed in five agitator tanks containing activated carbon used to absorb the gold solution.  The dissolved gold is absorbed by the carbon, which is later treated at Los Volcanes to recover the gold as dore bars.  The cyanidation residue is pumped to the number 4 tailings dam. During 2008, a total of 11,448 ounces of gold and 4,255 ounces of silver were recovered from the number 3 tailings dam.  In 2009, a total of 36,132 ounces of gold and 32,032 ounces of silver were recovered after treating the number 3 tailings dam.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2005	2006	2007	2008(2)	2009(2)
Mining Operations:
Ore mined (ST)	461,091	467,953	478,669	483,376	484,621
Average gold grade (oz./ST)	0.530	0.564	0.581	0.587	0.602
Average silver grade (oz./ST)	0.30	0.24	0.26	0.320	0.21
Production:
Gold (oz.)	233,182	254,631	267,935	284,512	315,277
Silver (oz.)	86,080	81,005	77,666	111,055	91,525
Recovery rate (gold) (%)(3)	95.4	96.0	96.3	95.5	95.7

	Year Ending December 31,(1)
	2005	2006	2007	2008(2)	2009(2)
Recovery rate (silver) (%)(3)	63.1	64.1	62.4	64.6	57.8
Costs:
Cash cost (US$ per oz. of gold)	135	145	164	244	290
Employees(4):
Buenaventura employees	370	400	466	449	483
Contractor employees	822	790	1,240	1,074	991
________
(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates gold and silver production from final tail treatment. During 2009, 36,132 ounces of gold and 32,032 ounces of silver were recovered.
(3)	Only reflects recovery rate of gold and silver from Chipmo ore.
(4)	Data for 2007 also includes employees at Poracota.

The slight increase in gold production in 2006 compared to the previous year was due to an increase in total run of mine ore treated at the plant, a slightly higher grade of gold in the feed and an increase in the recovery of gold.  In 2007, the increase of gold production was mainly due to an increase in the volume of ore treated and a slight increase in the average grade of gold in the ore.  In 2008, the increase of gold production was due to an increase in the average gold grade and the volume of ore treated.  In addition, Orcopampa’s total production of gold and silver includes 1,246 ounces of gold and 3,085 ounces of silver in 2007 and 2,042 ounces of gold and 9,456 ounces of silver in 2008 that were obtained from activated carbon columns installed in the barren solution stream and treatment of slag material received from Procesadora Sudamericana S.A., a precious metals refinery located in Lima.  The increase in gold production in 2009 compared to 2008 was mainly due to the treatment of the number 3 tailings dam.

Poracota

Poracota is an underground mine, which is wholly-owned by us and currently operated by the Orcopampa team.  Poracota encompasses 6,674 hectares, which are owned by us, located 20 kilometers west of the Orcopampa mine in southern Peru.  As of December 31, 2009, we estimated ore reserves of 234,649 DST at 0.377 ounces per ton of gold and metallic content of 88,463 ounces of gold and 35,197 ounces of silver.  The NRM for sulphides and oxides were 232,268 DST at 0.186 ounces per ton of gold and 1,975,968 DST at 0.049 ounces per ton of gold, respectively. In 2010, we will concentrate our exploration efforts to develop the main levels 4600, 4660, 4720 and 4785.

At December 31, 2009, the net total fixed assets of Poracota were approximately US$5.4 million.

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

Operations started in February 2007.  Ore from the Poracota mine is treated by flotation at the Orcopampa concentrator plant.  The following table shows the production obtained for the years ended December 31, 2007, 2008 and 2009:

	Year Ending December 31,
	2007	2008	2009
Mining Operations:
Ore mined (ST)	61,867	184,188	244,450
Average gold grade (oz./ST)	0.318	0.300	0.261
Average silver grade (oz./ST)	0.11	0.16	0.16
Production:
Gold (oz.)	16,679	46,126	51,516
Silver (oz.)	5,499	24,505	30,395
Recovery rate (gold) (%)	84.8	83.5	80.8
Recovery rate (silver) (%)	80.1	81.5	79.1
Costs:
Cash cost (US$ per oz. of gold)	277	623	812
Employees(1):
Buenaventura employees	-	54	49
Contractor employees	-	559	681
________
(1)	For 2007, employees at Poracota are included in data for our Orcopampa mine.

During 2008 we achieved full operating capacity, resulting in a significant increase in silver and gold production compared to 2007.  The increase in the production of gold and silver is mainly due to an increase in tonnage treated at the mill, which currently averages 720 stpd.

Uchucchacua

The Uchucchacua mine is wholly-owned and operated by us.  Operations started in 1975, and Uchucchacua is currently our largest producer of silver.  In 2009 we conducted 22,253 meters of geological explorations with underground works and 56,721 meters of explorations with diamond drilling in the Socorro, Carmen and Huantajalla mines.  At December 31, 2009, total estimated reserves were 4,583,860 DST at 13.65 ounces of silver, 1.83 percent lead and 2.48 percent zinc.  Metallic content was 62,566,375 ounces of silver, 83,783 DST of lead and 113,677 DST of zinc.  Total NRM was 3,040,447 DST, at 13.57 ounces per ton of silver, 2.33 percent lead and 3.45 percent zinc.  In 2010, our target is to increase the silver ore reserves with exploration works in the Socorro, Carmen and Huantajalla mines, and we will focus exploration works on high-grade silver mineralization areas.  At December 31, 2009, the net total fixed assets of Uchucchacua were approximately US$41.7 million.

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

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods.  Ore is processed at a mill located at Uchucchacua.  The mill, which has had a rated capacity of 2,500 DST per day since October 2006 and which had a 98.4 percent utilization rate in 2009, utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate.

Electric power is generated by a 3,400 kw hydroelectric plant that we own and by a 3,025 kw diesel generator.  We utilize a power line connecting Uchucchacua to the Peruvian national electricity grid and have electrical distribution facilities within the Uchucchacua mine.  Water for operations at Uchucchacua is obtained from three lakes.

We constructed a cyanidation plant capable of processing 300 metric tons per day, which commenced operations on a trial basis in June 2006 and became fully operational by September 2006.  From June to December 2006, the cyanidation plant produced 181,482 ounces of silver.  Due to an increasing amount of ore coming from the Socorro mine, the feed to the cyanidation plant came from a silver bearing pyrite concentrate obtained by flotation of the final tails.

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

During 2007 and after performing some improvements in the cyanidation circuit, a total of 914,912 ounces of silver were produced as silver bars.  Out of this total, 659,984 ounces were obtained from silver bearing pyrite concentrates and 254,928 ounces were produced from oxide ore.  During 2008, a total of 914,943 ounces of silver were produced as silver bars.  However, due to the fall in silver prices and the increase of mining and mill costs, the cyanidation circuit was shut down in November 2008.  In March 2009, we resumed operations at the cyanidation circuit.  In 2009, a total of 432,500 ounces of silver were produced in silver bars. In 2010 we plan to produce over 600,000 ounces of silver in the cyanidation circuit.

Due to a continuous increase in the reserves of high-grade lead-zinc ores and low-grade silver ores, we decided to install a 500 stpd circuit.  This lead-zinc sulphide circuit can also treat silver sulphide ores if necessary. With the addition of this circuit in August 2008, the mill has a rated capacity of 3,000 DST per day.  In 2009, the circuit treated 92,533 short tons, or ST, of ore from the Uchucchacua and Pozo Rico mines.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2005	2006	2007	2008(2)	2009(3)
Mining Operations:
Ore mined (ST)	813,220	810,280	850,463	950,430	1,017,117
Average silver grade (oz./ST)	16.93	16.04	16.02	16.00	13.98
Average zinc grade (%)	1.39	1.24	1.90	2.03	1.56
Average lead grade (%)	1.12	1.06	1.31	1.44	1.10
Production:
Silver (oz.)	10,213,794	9,692,300	9,873,772	11,417,199	10,555,566
Zinc (ST)	6,553	5,225	8,657	12,456	9,049
Lead (ST)	8,067	7,718	9,708	12,237	9,423
Recovery rate (silver) (%)	74.20	74.50	72.50	75.7	74.0
Costs:
Cash cost (US$ per oz. of silver)	3.23	4.50	4.60	6.54	9.75
Employees:
Buenaventura employees	420	462	528	566	594
Contractor employees	727	931	1,036	1,381	1,264

________
(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Pozo Rico mine production. Ore mined, metal grades and metal production include Pb/Zn ore and oxide ore treated.
(3)	Includes 7 Buenaventura employees and 126 contractor employees at the Pozo Rico mine.

In 2007 a total of 31,053 ST of oxide ore was also mined and treated directly in the cyanidation plant, together with 18,057 ST of a silver bearing pyrite concentrate that was produced and stored since 2000.  The increase in silver production was mainly due to the silver bars produced at the cyanidation circuit. During 2008, a total of 11,417,199 ounces of silver were produced, of which 10,500,548 ounces were produced by flotation and 916,651 ounces were produced as silver bars.  The increase in silver produced was mainly due to an increase in the volume of ore treated during the year.  In 2009, total silver, lead and zinc production decreased mainly because of a sharp decrease in the grade of silver, lead and zinc in the ore treated and, to a lesser extent, a slight decrease in the total silver recovery.

Julcani

Julcani is an underground mine that is wholly-owned and operated by us.  We acquired Julcani in 1953 as our first operating mine.  Julcani consists of 1,800 hectares, which are owned by us.  In November 1999, due to the depletion of gold and silver reserves, we were forced to suspend production in Julcani and carry out exploration activities only.  In 2000, we started to carry out the actions required by the Environmental Shutdown Plan, or Plan de Cierre Ambiental, and undertook only limited efforts primarily in the Herminia zone in 2001.  As a result, ore mined in the Herminia zone was primarily milled to produce copper and lead concentrates until 2003.  In 2003, we initiated an exploration program in the Acchilla area.  In 2004, we continued the exploration and initiated exploitation of ore with positive results.  During 2009, we explored the Jesús, Acchilla 2, Manto and Ramal Jesús 3 veins on the 560 level of the Acchilla mine and the María Jesús and Magdalena veins in the Estela mine.  We completed 9,869 meters of underground exploration works and 4,521 meters of diamond drilling.  At December 31, 2009, total estimated ore reserves were 312,755 DST at 19.75 ounces per ton of silver, 0.037 ounces per ton of gold, 1.4 percent of lead and 0.54 percent of copper. The gold grades in total ore reserves of Julcani are derived from new ore reserves discovered in the Estela mine area. In 2010, we will conduct intense underground exploration works in the Acchilla and Estela mines and we will begin exploration works in the Condoray and Mimosa Sur areas.  At December 31, 2009, the net total fixed assets of Julcani were approximately US$3.0 million.

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

Run of mine ore is processed in a concentrator plant located 50 meters from the mine entrance.  The ore is crushed and ground, and bulk flotation is used thereafter to obtain a silver-gold-lead concentrate.  The plant has a rated capacity of 350 DST per day and had a 87.7 percent utilization rate in 2009.  Until 2008, most of the ore treated in the mill came from the Acchilla mine.  In 2009, the mill started to treat ore coming from the Estela mine.  During 2009, the mill treated 13,350 ST of Estela ore, having treated 2,000 ST during December 2009 alone.  In 2010, we plan to mill 2,000 ST per month and 8,000 ST per month from the Estela and Achilla mines, respectively.

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

	Year Ending December 31,(1)
	2005	2006	2007	2008(2)	2009
Mining Operations:
Ore mined (ST)	73,700	80,450	89,100	95,700	112,000
Average gold grade (oz./ST)	0.002	0.001	0.001	0.003	0.010
Average silver grade (oz./ST)	18.80	18.80	17.6	17.88	17.61
Average lead grade	2.02	2.10	2.11	2.49	1.73
Average copper grade (%)	0.13	0.14	0.14	0.14	–
Production:
Gold (oz.)	40	26.14	26.88	187	799
Silver (oz.)	1,302,596	1,417,666	1,483,428	1,593,606	1,819,375
Lead (ST)	1,308	1,529	1,725	2,162	1,744
Copper (ST)	82	100	98	120	–
Recovery rate (gold) (%)	35.8	25.2	30.3	67.2	75.0
Recovery rate (silver) (%)	94.0	93.8	94.6	93.1	92.2
Costs:
Cash cost (US$ per oz. of silver)	5.18	6.55	7.00	8.22	8.78
Employees:
Buenaventura employees	92	102	122	158	155
Contractor employees	386	549	413	548	573
________
(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates Estela area mine production.

The significant increase in silver production in 2008 was mainly due to a 7.41 percent increase in run of mine ore treated in the plant.  The increase in gold production during 2008 was due to ore production in the Estela mine area.  In 2009, there was a considerable increase in the production of silver mainly due to an increase in the volume of ore treated in the mill. The increased production of gold in 2009 was mainly due to the treatment of ore from the Estela mine, which has a higher gold grade in the feed than the ore from the Acchilla mine.

Recuperada

The Recuperada mine is wholly-owned and operated by us. Effective March 2001, we temporarily suspended operations and discontinued exploration efforts at the Recuperada mine.  In April 2004, we elected to resume exploration efforts at the Esperanza vein of the Recuperada mine due to an increase in ore reserves as well as the rising price of metals.  In February 2006 we initiated mining operations.  At December 31, 2009, total estimated ore reserves were 468,555 DST, with 5.30 ounces per ton of silver, 5.0 percent lead and 6.8 percent zinc.  Total estimated NRM were 556,325 DST, with 3.80  ounces per ton of silver, 5.30 percent lead and 7.90 percent zinc.  In 2010, we will continue to conduct intense underground exploration works mainly in the Teresita mine, as well as in the Esperanza, Camucha and Veta 2 veins, in search of ore reserves.

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

 Mining at Recuperada is conducted underground using the conventional cut and fill method.  Mine ore is processed at a concentrator plant on site, the processing capacity of which was expanded from 400 metric tons per day to 600 metric tons per day in October 2008.  Due to low zinc and lead prices, the concentrator plant is not currently operating at full capacity.  In 2009, the rated capacity of the concentrator plant was increased from 400 stpd to 600 stpd.

Set forth below are certain unaudited operating data for the periods shown for Recuperada, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,
	2005	2006	2007	2008	2009
Mining Operations:
Ore mined (ST)	-	72,200	98,970	103,000	57,620
Average silver grade (oz./ST)	-	7.32	7.45	6.52	6.79
Average lead grade (%)	-	2.72	2.38	2.49	2.87
Average zinc grade (%)	-	4.75	3.78	3.72	3.69
Production:
Silver (oz.)	-	478,129	695,970	636,532	370,500
Lead (ST)	-	1,781	2,164	2,383	1,504
Zinc (ST)	-	3,039	3,313	3,317	1,801
Costs:
Cash cost (US$ per MT of zinc)	-	18,440	623	1,485	1,562
Employees:
Buenaventura employees	-	31	84	111	94
Contractor employees	-	494	542	266	260

Ore production at Recuperada decreased by 44% from 103,000 ST to 57,620 ST as a result of lower reserves and zinc prices.  Silver production decreased by 42% despite a 4% increase in silver ore grade.

Ishihuinca

In 1985, we purchased 51.0 percent of Inversiones Mineras del Sur S.A., or Inminsur, the owner and operator of the Ishihuinca mine.  As a result of subsequent purchases of shares of Inminsur, we currently own 100 percent of Inminsur.  Inminsur has leased the rights to the mining concessions of Ishihuinca from a third party.  The lease agreement, which expires in 2015, stipulates payment by Inminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold.  In 2009, Ishihuinca paid US$0.061 million in royalties.  At December 31, 2009, the net total fixed assets of Ishihuinca were approximately US$0.4 million.

The Ishihuinca mine is located in the province of Caravelí in the department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level.  Access is by the Pan American highway.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method.  Ore is processed at a mill located at Ishihuinca.  The mill, which has a rated capacity of 220 DST per day, utilizes bulk flotation and gravity concentration processes. The bulk flotation process produces a copper/gold concentrate, which is sold to a local mineral broker, and a gold bearing pyrite concentrate which is leached with cyanide in agitator tanks.  The gravity concentrates, from the gravity concentration processes, are treated by cyanidation in vats.  The dissolved gold obtained from the cyanidation of the gold bearing pyrite concentrate and gravity concentrate is precipitated on zinc dust (Merrill-Crowe process) and the resulting precipitate is refined in Lima and then sold to Johnson Matthey.  The mill at the Ishihuinca mine was last modernized and expanded to operate at its current capacity in 1993.

Electric power is generated by three electric generators, with a capacity of 709 kw, 804 kw and 800 kw, respectively.  Water for operations at Ishihuinca is obtained from nearby wells.

Ore reserves at December 31, 2009 were 19,103 DST, at 0.375 ounces per ton of gold.  In 2010, we will focus underground exploration works at the 1840 level in the Prolongación Córdova and Honda veins.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2005	2006	2007	2008	2009
Mining Operations:
Ore mined (ST)	65,435	66,705	54,740	30,349	3,055
Average gold grade (oz./ST)	0.436	0.377	0.322	0.318	0.265
Average copper grade (%)	0.40	0.33	0.437	0.30	0.45
Production:
Gold (oz.)	23,911	21,020	14,814	8,141	638
Copper (ST)	198	141	185	70	9
Zinc (ST)	-	-	-	-	-
Lead (ST)	-	-	-	-	-
Recovery rate (gold)(%)	83.7	83.3	83.97	84.3	81.90
Recovery rate (copper)(%)	-	-	76.90	76.50	66.80
Costs:
Cash cost (US$ per oz. of gold)	338	430	541	817	1,646
Employees:
Buenaventura employees	82	87	85	75	64
Contractor employees	326	338	346	80	27
________
(1)	Incorporates losses for mining dilution and recovery.

The significant decrease in the production of gold and copper in 2009 was mainly due to the depletion of ore reserves.  Considerable efforts are being made to find new ore reserves and resume operations at prior levels.

Antapite

Antapite is an underground mine that is wholly-owned and operated by us. At December 31, 2009, the net total fixed assets of Antapite were approximately US$10.0 million.

Antapite is located in the province of Huaytará, in the department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level.  The mine is accessed primarily by the Pan American Highway and local roads.  The Antapite mine consists of 20,800 hectares, which are owned by us.  Inminsur has identified epithermal vein gold deposits containing estimated ore reserves of 400,000 DST, with average grades of 0.5 ounces per ton of gold.  The Zorro Rojo and Reyna veins are the main source of ore reserves and mining efforts are focused on these veins.  Inminsur has initiated exploration of the Pampeñita and Antapite veins, which run parallel and close to the Zorro Rojo vein, and is also conducting exploration to confirm the presence of important drill intersections in the Reyna vein located two kilometers from the Zorro Rojo vein.

Antapite is a gold mineralization deposit that has been classified as an epithermal low sulfidation in veins hosted by Eocene–Miocene calc-alkaline volcanic rocks.

In 2006, exploration efforts were centered on the Zorro Rojo and Reyna areas and consisted mainly of underground workings and diamond drill holes.  Total calculated ore reserves as of December 31, 2006 were 466,135 DST with 0.343 ounces of gold.  During 2007, we conducted 13,994 meters of underground exploration works and 18,517 meters of diamond drill holes in Zorro Rojo, Zorro Rojo’s branch, Antapite, Reyna, Reyna’s branch and the Liliana and Emperatriz veins.  During 2008, we conducted intense exploration works primarily in the Juana Solitaria, Soledad Olvidada and Zorro Rojo veins.  We completed 17,480 meters of underground exploration works and 31,212 meters of diamond drilling.  Total ore reserves at December 31, 2009 were 25,950 DST with 0.309 ounces per ton of gold and 0.44 ounces per ton of silver.  In 2010, we will continue exploration efforts on many veins in the Zorro Rojo mine area, mainly in the Soledad Olvidada, Juana Solitaria, Eliana, Susan, Mery and Zorro Rojo Norte veins to search for new ore reserves.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method.  Ore is processed at a cyanidation plant located at Antapite.  The plant, which was completed in June 2001 with capacity for 272 DST per day, has increased its capacity to 650 DST per day since May 2003.  The plant had a 81.6 percent utilization rate in 2009.

The Antapite mine obtains approximately 98.5 percent of its electric power through the Peruvian national electricity grid.  Water for operations at Antapite is obtained from an underground drainage system.

Set forth below are certain unaudited operating data for the periods shown for Antapite, calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)(2)
	2005	2006	2007	2008	2009
Mining Operations:
Ore mined (ST)	179,873	179,820	178,969	207,014	142,760
Average gold grade (oz./ST)	0.60	0.60	0.420	0.220	0.228
Average silver grade (oz./ST)	0.81	0.65	0.73	0.57	0.46
Production:
Gold (oz.)	103,931	103,370	72,171	43,320	31,004
Silver (oz.)	102,222	83,258	90,368	80,363	50,100
Recovery rate (gold) (%)	95.9	96.6	96.0	94.2	95.2
Recovery rate (silver) (%)	70.4	71.2	69.2	66.6	76.3
Costs:
Cash cost (US$ per oz. of gold)	209	246	383	637	784
Employees:
Buenaventura employees	155	195	335	318	279
Contractor employees	1,087	1,241	733	745	684

________
(1)	Incorporates losses for mining dilution and recovery.
(2)
For 2005, reflects the consolidation of the operating data for the Paula and Shila mines. For 2006 to 2009, data reflects only mining operations at the Paula mine.  The Shila mine is currently not operating due to a lack of reserves.

There was a 40.0 percent decrease in the production of gold in 2008 compared to the previous year, mainly due to a lower gold feed grade and lower gold recovery rate.  Gold production in 2009 decreased by 28 percent compared to 2008, mainly due to a 30 percent decrease in total ore treated.

Shila-Paula

Shila and Paula are underground mines that are wholly-owned and operated by Cedimin, our wholly-owned subsidiary.  Shila and Paula encompass an aggregate of 41,152 hectares, which are owned by Cedimin.  At December 31, 2009, the net total fixed assets of the Shila and Paula mining operations were approximately US$6.4 million.

As of December 31, 2009, we have estimated ore reserves of 37,147 DST, with 0.644 ounces per ton of gold and 1.7 ounces per ton of silver and the NRM was 23,525 DST, with 0.931 ounces per ton of gold and 1.5 ounces per ton of silver.  All ore reserves and NRM are in the Paula mine.  In 2010, we intend to continue exploration works on levels 4,830, 4,880 and 4,930 as well as diamond drilling at and below the 4,830 level.

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

Gold mineralization deposits in the Shila and Paula mines have been classified as epithermal low sulfidation of the Quartz-Adularia-Sericite type. The veins are hosted by tertiary volcanic rocks  associated with the Chinchón and Huayta calderas.

Due to the high cost of transportation and smelting of the concentrates, we installed a small cyanidation plant at the Shila mine, which entered into operation in August of 2001 with a net capacity of 3,200 metric tons per year.

Mining operations are currently conducted only in the Paula mine.  Mining is conducted underground using the conventional cut-and-fill stopping method. Ore is processed at a mill located at the Shila mine with a rated capacity of 227 DST per day.  The mill had a 94.5 percent utilization rate in 2009. The mill utilizes bulk flotation and gravity concentration processes.  Gravity concentrates and flotation concentrates are later treated together by cyanidation leaching.  The extracted gold and silver values are precipitated using the Merrill-Crowe process and the gold/silver precipitate produced is sent to the smelter located next to the mill.  We send the dore silver/gold bars to a refinery in Lima and the refined products are later sold overseas.

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

Set forth below are certain unaudited operating data for Shila-Paula, calculated on the basis of 100 percent of both mines’ combined production.

	Year Ending December 31,(1)(2)
	2005	2006	2007	2008	2009
Mining Operations:
Ore mined (ST)	64,050	67,888	68,858	74,722	65,526
Average gold grade (oz./ST)	0.45	0.418	0.491	0.549	0.386
Average silver grade (oz./ST)	5.9	3.0	2.1	1.9	1.75
Production:
Gold (oz.)	26,978	26,336	32,261	39,162	24,072
Silver (oz.)	330,184	157,683	104,711	101,327	85,994
Recovery rate (gold) (%)	93	92.8	95.4	95.5	95.2
Recovery rate (silver) (%)	83	78.6	72.4	72.0	74.8
Costs:
Cash cost (US$ per oz. of gold)	283	325	322	415	778
Employees:
Buenaventura employees	148	153	205	249	220
Contractor employees	522	537	571	685	676
________
(1)	Incorporates losses for mining dilution and recovery.
(2)
For 2005, reflects the consolidation of the operating data for the Paula and Shila mines. For 2006 to 2009, data reflects only mining operations at the Paula mine.  The Shila mine is currently not operating due to a lack of reserves.

During 2008, there was a 21.4 percent increase in the production of gold ounces mainly due to increases in the volume of ore mined, an increase in the gold feed grade and, to a lesser extent, an increase in the recovery rate of gold. By contrast, silver production decreased slightly by 3.34 percent, principally due to a decrease of the silver grade in the feed.  In 2009, the total production of gold and silver ounces decreased 38.5 and 15.1 percent, respectively, mainly due to a decrease in gold and silver grades in the ore fed to the mill.

Colquijirca and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly-owned by El Brocal.  El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver.  As of December 31, 2009, we held a 81.22 percent interest in Inversiones Colquijirca, which in turn held a 41.47 percent interest in El Brocal,  and a 4.50 percent direct interest in El Brocal’s mining properties.  Our total equity interest in El Brocal was 45.97 percent as of December 31, 2009.  On March 11, 2009, we purchased Teck Cominco’s equity stake in Inversiones Colquijirca, increasing our equity interest in Colquijirca to 81.22 percent and our overall equity interest in El Brocal to 45.97 percent.

Total reserves of Colquijirca, as of December 31, 2009, were 47.028 million DST with a silver content of 1.24 ounces per DST, 2.6 percent of zinc and 0.86 percent of lead.  Total reserves of Marcapunta Norte, as of December 31, 2009 were 7.936 million DST at 0.48 ounces of silver per DST, 0.013 ounces of gold per DST, and 2.55 percent of copper.  At December 31, 2009 the net total fixed assets of Colquijirca and Marcapunta Norte were approximately US$54.4 million.

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

Mining at Colquijirca is conducted through the open-pit method from which zinc and lead concentrates are produced.  El Brocal’s zinc concentrate typically contains 50 percent zinc, while its lead concentrate typically contains 55 percent lead.  The concentrates are sold locally and also exported to Europe and Asia (primarily Korea and China) for refining.  Mining at Marcapunta Norte is conducted through the room and pillars method from which copper concentrates are produced. El Brocal’s copper concentrates typically contains 20 percent copper and 5 percent arsenic.  The concentrates are sold locally or exported to Africa for refining.  El Brocal’s mineral production increased significantly from 2002 to 2009, achieving an ore throughput of 2,324,529 DST for the year ended December 31, 2009.

The Huaraucaca concentrator plant processes ore from both mines. The capacity of the concentrator plant is 7,150 stpd and it processed 2,324,505 million ST of ore during 2009.  The mill had a 93 percent utilization rate in 2009. The Colquijirca mine primarily relies on a power line, which was connected to the Peruvian national electricity grid in November 2002, for its electrical power.

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

In August 2008, we approved an expansion project requiring an estimated US$160 million investment.  In February 2010, the budgeted amount was revised upwards to US$196.5 million.  The project contemplates: expanding the Tajo Norte open pit mine to 15,000 MT per day; expanding the Marcapunta Norte underground mine to 3,000 MT per day; expanding and modernizing the Huaraucaca concentration plant to increase the capacity of the lead-zinc-silver circuit from 5,500 MT per day to 15,000 MT per day in order to treat ore from the Tajo Norte-La Llave mine, as well as to increase the capacity of the copper circuit for the treatment of ore from the Marcapunta mine from 1,000 MT per day to 3,000 MT per day; and building the Huachuacaja tailings facility and upgrading existing infrastructure to adjust to the new production capacity of 18,000 MT per day.

Total operating costs for 2009 amounted to US$33.62 per short ton of ore treated, while cash cost was US$29.66 per short ton or 36% higher than the preceding year.  The increase was mainly due to preparation and development activities at the open pit and underground mine as part of the expansion of the project to 18,000 dry metric tons, or DMT.  The main outlay involved the movement of barren material from the pit where 16.7 million tons were extracted.

Set forth below are certain unaudited operating data for the Colquijirca mine calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2005	2006	2007	2008	2009

Mining Operations:
Ore mined (ST)	1,513,964	1,631,668	2,055,485	2,028,588	1,940,119
Average silver grade (oz./ST)	4.03	8.17	4.97	3.38	2.92
Average zinc grade (%)	5.95	5.90	6.08	6.10	5.33
Average lead grade (%)	2.92	3.31	2.66	2.38	1.90
Production:
Silver (oz.)	4,394,940	10,269,511	7,076,377	4,487,906	3,651,041
Zinc (ST)	62,997	72,422	93,505	89,949	74,615
Lead (ST)	26,244	33,408	34,867	27,525	22,195
Recovery rate (silver) in zinc (%)	24.88	23.61	25.92	28.47	27.0
Recovery rate (zinc) (%)	69.9	75.18	74.82	72.69	72.2
Recovery rate (silver) in lead (%)	48.0	53.39	43.33	36.91	37.0
Recovery rate (lead) (%)	60.0	61.88	63.77	57.01	60.2
Costs:
Cash cost (US$ per MT of zinc)	616	233	126	384	690
Employees (2):
El Brocal employees	281	306	345	351	358
Contractor employees	486	906	1,056	1,041	1,956
___________
(1)  Incorporates losses for mining dilution and recovery.
(2)  Includes employees from the Marcapunta Norte mine.

In 2009, ore grades for ore mined at Colquijirca dropped significantly.  In order for the mining operations at Colquijirca to remain economically viable, we approved the expansion of operations as described above.  Nevertheless, recovery rates remained stable with respect to 2008 results. The stripping ratio was 10.55, representing an increase of 88% over the previous year.  This is a consequence of the high tonnage of barren material removed from the pit, which was 95% higher.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine calculated on the basis of 100 percent of the mine’s production.

	Year Ending December 31,(1)
	2007	2008	2009

Mining Operations:
Ore mined (ST)	69,845	354,993	384,410
Average silver grade (oz./ST)	0.52	0.54	0.61
Average gold grade (oz./ST)	0.016	0.018	0.016
Production:
Silver (oz.)	27,048	147,863	169,694
Gold (oz.)	617	3,810	3,215
Recovery rate (silver) in copper (%)	74.89	77.82	72.4
Recovery rate (gold) in copper (%)	54.12	60.82	52.8
___________

(1)	Incorporates losses for mining dilution and recovery.

During 2009, we continued the exploitation of Marcapunta Norte using the room and pillar method.  We conducted additional preparation, training and development work to increase production from 1,000 MT per day to 4,000 MT per day.  We will apply the sub-level stopping method as production is expanded.

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

The following table lists the proven and probable ore reserves at December 31, 2009 for each mining operation in which we have at least a 50 percent interest as well as the average grade of such ore, calculated on the basis of 100 percent of each mine’s reserves and US$800.00 per ounce of gold and US$14.00 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2009(1)(2)(3)

	Julcani(4)	Uchucchacua(5)	Orcopampa(6)	Recuperada(7)	Colquijirca(8) (9)	Marcapunta(8) (10)	Ishihuinca	Antapite(8)	Shila- Paula(12)	Poracota(13)	Total/Average
Ore Reserves (ST)	312,755	4,583,860	1,060,970	468,555	47,028,104	7,935,803	19,103	25,950	37,147	234,649	61,706,896
Grade:	–	–	–	–	–	–	–	–	–	–	–
Gold (oz./ST)	0.037	–	0.613	–	–	0.0128	0.375	0.309	0.644	0.377	0.014
Silver (oz./ST)	19.75	13.65	0.30	5.30	1.24	0.48	–	0.44	1.70	0.15	2.17
Copper (%)	0.54	–	–	–	–	2.55	–	–	–	–	0.33
Zinc (%)	–	2.48	–	6.80	2.60	–	–	–	–	–	2.22
Lead (%)	1.40	1.83	–	5.00	0.86	–	–	–	–	–	0.84
Content:	–	–	–	–	–	–	–	–	–	–	–
Gold (oz.)	11,637	–	650,375	–	–	101,578	7,160	8,030	23,923	88,463	891,166
Silver (oz.)	6,177,106	62,566,375	318,291	2,483,342	58,448,623	3,815,534	–	11,353	63,150	35,197	133,918,971
Copper (ST)	1,693	–	–	–	–	202,363	–	–	–	–	203,526
Zinc (ST)	–	113,677	–	31,862	1,222,730	–	–	–	–	–	1,368,269
Lead (ST)	4,363	83,783	–	23,428	404,442	–	–	–	–	–	516,016
______________

(1)
Proven and probable reserves for our wholly-owned mines were audited by an independent consultant, Algon Investment S.R.L.  Proven and probable reserves for El Brocal’s mines were audited by an independent consultant, AMEC plc.  Reserves as stated are diluted and mineable.  Incorporates losses for mining dilution and recovery.

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

(3)
For the year ended December 31, 2009, reserves for our wholly-owned operated mines (which include all of the mines listed in the table above other than Colquijirca and Marcapunta) were calculated using the following prices: US$800.00 per ounce of gold, US$14.00 per ounce of silver, US$2,032.13 per metric ton of zinc, US$1,921.15 per metric ton of lead and US$3,527.40 per metric ton of copper.

(4)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Julcani as of December 31, 2009 were whether the silver grade was lower than 7.0 ounces per metric ton, whether the ore contained iron sulfide (Pirita) higher than 8% and the quality of the water.

(5)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Uchucchacua as of December 31, 2009 were the complexity of the ore, the variation of ore grade and whether the ore contained oxide mineral.

(6)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Orcopampa as of December 31, 2009 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and lower than estimated or expected ore grade.

(7)	The metallurgical recovery factors that impacted proven and probable reserve estimates for Recuperada as of December 31, 2009 were the high volatility in ore grade and the quality of water.
(8)
El Brocal, in which we owned a 45.97% controlling equity interest as of December 31, 2009, owns the Colquijirca and Marcapunta mines.  The reserves shown for Colquijirca and Marcapunta are the total reserves of the Colquijirca and Marcapunta mines and do not indicate our equity share.  They were calculated using the following prices: US$11.00 per ounce of silver, US$1,543.00 per metric ton of zinc and US$1,102.00 per metric ton of lead.

(9)	The metallurgical recovery factors that impacted proven and probable reserve estimates for Colquijirca as of December 31, 2009 were the high content of clay and soluble salts in the ore.
(10)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Marcapunta as of December 31, 2009 were the high content of arsenic in the ore and the hardness of the host rocks.

(11)	The metallurgical recovery factors that impacted proven and probable reserve estimates for Antapite as of December 31, 2009 were the high volatility in ore grade and the quality of water.
(12)	The metallurgical recovery factor that impacted proven and probable reserve estimates for Shila-Paula as of December 31, 2009 was the high volatility in ore grade.
(13)
The metallurgical recovery factors that impacted proven and probable reserve estimates for Poracota as of December 31, 2009 were the high volatility of the ore grade and the presence of coal content in the ore.

Nine underground mines and one open pit mine, Colquijirca, comprise our mining operations.  Since establishing a significant amount of reserves in underground mines requires costly and extensive exploration programs, we have, in order to control costs, traditionally pursued an exploration and development program in our mines designed to establish an amount of reserves sufficient to permit the steady production of minerals over an extended period of time.  The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of our ten mines for the ten-year period ended December 31, 2009, calculated in each case on the basis of 100 percent of the relevant mine’s production.

	Julcani	Uchucchacua	Orcopampa(1)	Recuperada	Colquijirca(2)	Marcapunta(2)	Ishihuinca	Antapite	Shila-Paula	Poracota	Total

Ore mined (ST)	652,800	8,197,491	4,155,810	418,220	15,643,798	739,403	435,194	1,405,054	639,560	490,505	32,777,835
Gold produced (oz.)	2,855	–	2,150,370	544	–	7,024	155,387	642,281	285,803	114,321	3,358,585
Average Gold Grade (oz./ST)	0.007	–	0.536	0.003	–	0.017	0.418	0.481	0.470	0.283	0.108
Silver produced (oz.)	10,806,704	99,038,403	1,085,789	2,690,415	43,909,903	318,394	–	737,389	3,392,669	60,399	162,040,065
Average silver Grade (oz./ST)	17.82	16.25	0.36	6.93	4.02	0.58	–	0.79	6.35	0.15	6.64
____________

(1)	Incorporates 47,581 ounces of gold and 36,288 ounces of silver from final tail treatment.
(2)
El Brocal, in which we owned a 45.97% controlling equity interest as of December 31, 2009, owns the Colquijirca and Marcapunta mines.  The production data shown for Colquijirca and Marcapunta are the total production data of the Colquijirca and Marcapunta mines and do not indicate our equity share.

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha—Overview” and “—Description of Yanacocha’s Operations.”

Carachugo - Chaquicocha

Chaquicocha Sur is an 85-hectare gold deposit (ultimate pit) which lies in the east-central part of the Yanacocha District, approximately 1 kilometer southeast of the mined out Carachugo deposit and 300 meters south of the Chaquicocha Norte pit.

Carachugo is a 90-hectare gold deposit with a leach pad that covers approximately 306 hectares.  Carachugo, Yanacocha’s first mine, commenced operations in August 1993.  Mining is conducted by the open-pit method.  Carachugo has one Merril-Crowe-type ore processing facility.

Maqui Maqui

Maqui Maqui is a 75-hectare gold deposit with a leach pad covering 67 hectares, located five kilometers northeast of the Carachugo pit.  Mining operations at Maqui Maqui began in October 1994 and used the open-pit mining method.  Although mining operations at Maqui Maqui ceased in September 2000, gold recovery from the leach pad continues.  The Maqui Maqui East expansion is scheduled to commence operations in 2011.

San José

San José is a 100-hectare gold deposit, located 1.5 kilometers southwest of the Carachugo pit, that shares the leach pad located at Carachugo.  Mining operations at San José began in January 1996 using the open-pit mining method.  Mining operations at San José temporarily ceased during the fourth quarter of 2002 and reopened in 2005 to complete San José East.  San José West started operations in early 2010.

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 310 hectares.  The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit.  Operations began in the fourth quarter of 1997 using the open-pit mining method.  Cerro Yanacocha includes a carbon column gold recovery plant and a Merrill-Crowe-type ore processing facility.

La Quinua

La Quinua is a 450-hectare gold deposit (ultimate pit) with a leach pad covering 426 hectares.  The La Quinua, El Tapado and El Tapado Oeste pits are located three kilometers southwest of the Cerro Yanacocha pit.  Operations began in the fourth quarter of 2001 using the open-pit mining method.  All solution processing occurs at the Cerro Yanacocha plant following treatment at the La Quinua leach pad and carbon column facility.

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

The following table lists Yanacocha’s proven and probable reserves and the average grade of ore as of December 31, 2005 through December 31, 2009.  The table also includes proven and probable reserves for the districts of Yanacocha and Conga, along with average grade of ore.  Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$800 per ounce as of December 31, 2009, US$725 per ounce as of December 31, 2008, US$575 per ounce as of December 31, 2007, US$500 per ounce as of December 31, 2006 and US$400 per ounce as of December 31, 2005.  Calculations with respect to Conga’s copper reserves were calculated at a price of US$2.00 per pound as of December 31, 2009, US$2.00 per pound as of December 31, 2008, US$1.75 per pound as of December 31, 2007 and US$1.00 per pound as of December 31, 2006 and 2005.  The districts of Yanacocha’s and Conga’s proven and probable reserves represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution.  Ounces of gold and pounds of copper in the districts of Yanacocha’s and Conga’s proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2009			Proven and Probable Reserves at December 31, 2008			Proven and Probable Reserves at December 31, 2007
	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained
	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)
Maqui Maqui	9,037	0.030	271	9,411	0.029	275	7,206	0.031	225
Carachugo	78,906	0.035	2,737	85,288	0.033	2,780	83,782	0.035	2,931
San José	10,194	0.017	175	10,420	0.017	178	9,684	0.017	166
Giuliana	-	-	-	-	-	-	256	0.024	6
Cerro Yanacocha	43,999	0.039	1,720	110,123	0.027	3,007	165,376	0.029	4,781
La Quinua	21,431	0.015	320	73,920	0.015	1,112	88,824	0.018	1,609
Tapado	38,931	0.035	1,371	52,991	0.038	2,021	70,212	0.033	2,351
Corimayo	47,711	0.048	2,313	58,867	0.041	2,405	69,970	0.035	2,470
In process	57,074	0.028	1,619	43,671	0.028	1,236	42,908	0.028	1,219
Subtotal Yanacocha/avg	307,282	0.034	10,526	444,691	0.029	13,014	538,218	0.029	15,758
Subtotal Minas Conga/avg*	617,786	0.019	11,836	617,786	0.019	11,836	617,786	0.019	11,836
Total/average	925,068	0.024	22,362	1,062,477	0.023	24,850	1,156,004	0.024	27,594

	Proven and Probable Reserves at December 31, 2006			Proven and Probable Reserves at December 31, 2005
	Tonnage	Average Gold Grade	Ounces Contained	Tonnage	Average Gold Grade	Ounces Contained
	(thousands of DST)	(oz./DST)	(thousands of ounces)	(thousands of DST)	(oz./DST)	(thousands of ounces)
Maqui Maqui	7,731	0.026	198	7,889	0.026	203
Carachugo	91,592	0.035	3,231	69,016	0.040	2,763
San José	9,067	0.018	160	7,334	0.021	153
Giuliana	1,560	0.023	36	-	-	-
Cerro Yanacocha	198,275	0.026	5,103	208,178	0.033	6,807
La Quinua	92,513	0.018	1,670	214,643	0.027	5,812
Tapado	73,681	0.036	2,661	-	-	-
Corimayo	63,053	0.048	3,019	62,755	0.049	3,074
In process	50,181	0.028	1,413	71,108	0.028	1,968
Subtotal Yanacocha/avg	587,652	0.030	17,491	640,922	0.032	20,780
Subtotal Minas Conga/avg	617,786	0.019	11,836	617,786	0.019	11,836
Total/average	1,205,438	0.024	29,327	1,258,708	0.026	32,615
* Minas Conga’s proven and probable reserves as of December 31, 2009 include 3.2 billion pounds of 0.261 percent grade copper.

As of December 31, 2009, the Yanacocha District’s proven and probable reserves (excluding Conga’s proven and probable reserves) were estimated to be 10.5 million ounces of gold, a 19 percent decrease from the Yanacocha District’s proven and probable reserves as of December 31, 2008, which were estimated to be 13.0 million ounces of gold.  The decrease in reserves of gold was mainly due to a mining depletion of 2.7 million ounces; partially offset by an increase of 0.2 million ounces of gold reserves due to increases in metal prices, unit cost increases, additional drilling, updated block models, revised pit designs, leach pad inventory adjustments, stockpile additions, conversion from non-reserve mineralization to reserves and leach pad capacity limitations.

As of December 31, 2009, Conga’s proven and probable reserves were estimated to be 11.8 million ounces of gold and 3.2 billion pounds of copper, representing no change from the 2008 gold reserves and 2008 copper reserves, respectively.

As of December 31, 2009, Yanacocha’s total proven and probable reserves (including Conga) were estimated to be 22.4 million ounces of gold, representing a 10 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2008, which were estimated to be 24.9 million ounces of gold.  Yanacocha’s total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2009, representing no change from Yanacocha’s total proven and probable reserves as of December 31, 2008.  Newmont Mining did not quote silver reserves at Yanacocha for the year ended December 31, 2009.

Based on the current recovery rate and estimated gold production levels in 2009, Yanacocha’s proven and probable reserves as of December 31, 2009 will be depleted by 2015 unless Yanacocha continues to add to its reserves.  Yanacocha’s management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

THE COMPANY

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 and the related notes thereto included elsewhere in this Annual Report.  The Financial Statements are prepared and presented in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP.  Note 33 to the Financial Statements provides a description of the principal differences between Peruvian GAAP and U.S. GAAP, as such differences relate to us, and Note 34 to the Financial Statements provides a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2007, 2008 and 2009 and shareholders’ equity as of December 31, 2007, 2008 and 2009.  We present our financial statements in U.S. Dollars.

Operating Results

General

Overview.  We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals.  Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite and Ishihuinca mining units; (ii) the Colquijirca, Marcapunta and Shila-Paula mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v) Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; (vi) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper; and (vii) other minor subsidiaries.  During 2010, the construction of four major projects will take place through our subsidiaries: Minera La Zanja (construction of leach pads, tailings dam and treatment plant), Cia Minera Coimolache (Tantahuatay mine and mine infrastructure project), Empresa de Generacion Huanza (Huanza hydroelectrical plant) and El Brocal (expansion of the El Brocal treatment plant).

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

Cerro Verde.  As of December 31, 2009 we had a 19.26 percent equity participation in Cerro Verde, which allows us to exercise significant influence over this company.  As a result, we account for our investment in Cerro Verde using the equity method.  Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

During 2008, our indirect subsidiary, El Brocal, entered into price-hedging contracts (Asian swaps) to protect its future cash flows derived from sales.  During 2009, El Brocal also entered into three price-hedging option contracts at zero cost to protect future cash flows derived from sales.  See “—Critical Accounting Policies—Fair value of derivative financial instruments – outstanding derivative contracts” for additional information.

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

We believe that our replacement measures have been effective to increase reserves.  Reserves at our Orcopampa mine, our principal gold mining operation, have increased steadily over the past five years.  Gold reserves at the Orcopampa and Poracota mines have remained stable between 0.7 and 0.8 million ounces between the year ended December 31, 2005 and the year ended December 31, 2009.  Silver reserves at the Uchucchacua mine, our principal silver mining operation, have decreased over the past five years, from 84.9 million ounces for the year ended December 31, 2005 to 62.2 million ounces for the year ended December 31, 2009.

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

In 2007, 2008 and 2009, we spent approximately US$5.7 million, US$7.18 million and US$9.0 million, respectively, in connection with environmental protection measures.  We estimate that capital expenditures needed to comply with environmental regulations will be approximately US$10.0 million and US$12.0 million in 2010 and 2011, respectively.  This amount will be used on items such as environmental monitoring, effluents treatment and environmental remediation.  There are currently no legal or administrative proceedings against us for violation of environmental protection laws or other environmental regulations in Peru that could have a material adverse effect on our financial position or results of operations.

During 2009, the Ministry of Energy and Mines approved our mine closure plans related to: (i) the following mining units: Julcani, Recuperada, Uchucchacua, Orcopampa, Antapite and Ishihuinca; (ii) the following mining concessions with environmental mining liabilities: Hualchocopa, Lircay, Bella Unión-Pucaray and Chaquelle; and (iii) the following mining projects: Mallay, Angelica, Pozo Rico and Ancoyo.  We have provided letters of credit for US$12.2 million to secure mine closure plans for the above-mentioned units.

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

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements following Peruvian GAAP requires our management, or Management, to make certain estimates and assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements.  Management has identified the following accounting estimates as critical:

▪	Mineral reserves;

▪	Impairment of long-lived assets;

▪	Useful life of property, plant and equipment;

▪	Amortization of capitalized mining costs;

▪	Deferred income tax asset;

▪	Accrual for mine closing costs;

▪	Fair value of derivative instruments;

▪	Fair value of embedded derivative for concentrates sales;

▪	Fair value of the liability related to long-term officer compensation; and

▪	Contingencies.

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

Mineral reserves

Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings.  In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves.  Our estimates of recoverable proven and probable reserves are the responsibility of our employees and are audited by independent experts in mining, geology and reserve determination, such as Algon Investment S.R.L. for Buenaventura’s mining units and AMEC plc for El Brocal’s mining units.

Changes in estimated reserves could affect the depreciation of fixed assets related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

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

During the fourth quarter of 2008, we concluded that the current economic environment and the significant declines in the metal prices represented significant adverse changes in our business, and therefore, evaluated our long-lived assets for impairment as of December 31, 2008.

During the fourth quarter of 2009, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for five of our mining units (Recuperada, Poracota, Antapite, Julcani and Ishihuinca) and concluded that, as of December 31, 2009, there had not been significant changes in determining the amount recoverable compared with the book value of the cash-generating units. The estimated cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2008 and 2009, impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following four years.

Our evaluation of long-lived assets resulted in the recognition of asset impairment charges of US$18.60 million and US$3.3 million for 2008 and 2009 (recognized as operating expense), respectively. These impairment charges had no impact on our operating cash flows.

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

We estimate reserves for our direct operations assuming a US$800.00 per ounce gold price, a US$14.00 per ounce silver price and US$2,032.13 per metric ton zinc price.

The mines where amortization charges would be most significantly affected by changes in reserve estimates are Uchucchacua, Orcopampa, Colquijirca, Poracota and Antapite.  These mines generally have the largest amounts of property, plant and equipment subject to depreciation and the highest per ounce amortization charges.

Deferred income tax asset

Effective Income Tax Rate – 2009 and 2008

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

At December 31, 2009 and 2008 our valuation allowance totaled US$3.6 million and US$2.9 million, respectively.

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

Following our accounting treatment, we have recorded an accrual for mine closure costs of US$84.4 million as of December 31, 2009 in order to comply with governmental requirements for environmental remediation.

Fair value of derivative financial instruments

(a)         Outstanding derivative contracts

We recognize derivative instruments as assets or liabilities, measured at their fair value, in our consolidated balance sheets pursuant to IAS 39, “Financial Instruments — Recognition and Measurement.”

Subsidiary derivative contracts.  During 2008, our indirect subsidiary, El Brocal, entered into price-hedging transaction contracts to cover future cash flows derived from its sales.  Derivative contracts are recognized as assets and liabilities at fair value in the consolidated financial statements.  El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable in accordance with IAS-39. The key terms of these hedge agreements were negotiated to coincide with the negotiated terms of the commercial contracts to which they are related.  The hedge of cash flow from future sales was assessed by El Brocal’s management as highly effective. The effectiveness of hedging transactions has been measured by means of the cumulative cash flow change offset method, which El Brocal management believes best reflects the objective of managing price risk. In 2009, El Brocal entered into three price-hedging option contracts at zero cost to protect future cash flows derived from sales.

The critical terms of hedging transactions have been negotiated with the brokers so as to agree with the terms negotiated in the related commercial contracts. These hedging options establish a maximum and a minimum price. When the average price for the quotation period is above the maximum price established, the purchase option in favor of the counterparty is activated, generating a payment to El Brocal of the difference between the two prices. On the other hand, when the average price for the quotation period is below the minimum price established, the sale option in favor of El Brocal is activated, resulting in receipt of the difference between the two prices.

Our derivative contracts.  During 2007, we held gold put option contracts, which grant us the right to sell 17,500 ounces of gold at an average price of US$345 per ounce, depending on certain market conditions.  These contracts were cancelled during April 2008 against a total payment in our favor of US$500.00.

As of December 31, 2008 and 2009 we did not hold gold derivative contracts.

(b)         Embedded derivative due to changes of the prices in commercial contracts

Substantially all of our concentrate sales contracts provide final copper pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices.  We ultimately receive market prices based on prices in the specified future period; however, the accounting rules applied to these sales result in changes recorded to revenue until the specified future period.  We record revenues and invoice customers at the time of shipment based on the current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing.  To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing.  See Notes 17 and 28 to the Financial Statements.

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

Results of Operations for the Twelve Months Ended December 31, 2009 and 2008

Net sales.  Net sales increased by 6.89 percent, from US$766.6 million in 2008 to US$819.4 million in 2009, principally due to an increase in the average realized price of gold, silver and lead in 2009, partially offset by a decrease in the volume of zinc, lead and silver sold during 2009, which was mainly due to lower production of zinc in Colquijirca as result of the combined effect of lower ore grades.  The following tables reflect the average realized price and volume sold of gold, silver, lead, zinc and copper during the years ended December 31, 2008 and 2009:

Average Realized Price	Year ended December 31,
	2008		2009		Variation

Gold (US$/oz.)	US$	872.21	US$	988.32	13%
Silver (US$/oz.)		14.26		15.52	9%
Lead (US$/MT)		1,858.59		1,926.41	4%
Zinc (US$/MT)		1,798.20		1,757.17	-2%
Copper (US$/MT)		5,771.34		5,640.54	-2%

Volume Sold	Year ended December 31,
	2008	2009	Variation

Gold (oz.)	414,682	419,222	1%
Silver (oz.)	16,514,171	15,208,726	-8%
Lead (MT)	37,853	30,214	-20%
Zinc (MT)	82,501	64,198	-22%
Copper (MT)	7,763	7,677	-1%

(a)         Gold sales.  The average sales price for gold increased from US$872.21 per ounce in 2008 to US$988.32 per ounce in 2009.  Gold sales volume increased from 414,682 ounces in 2008 to 419,222  ounces in 2009.  These changes resulted in a US$52.6 million increase in income from sales of gold in 2009 compared to 2008.

(b)         Silver sales.  Average realized silver prices increased from US$14.26 per ounce in 2008 to US$15.52 per ounce in 2009.  The volume of silver sales decreased from 16,514,171 ounces in 2008 to 15,208,726 ounces in 2009.  The combined effect of these changes resulted in a US$0.4 million increase in income from sales of silver in 2009 compared to 2008.

(c)         Lead sales.  Average realized lead prices increased from US$1,858.59 per metric ton in 2008 to US$1,926.41 per metric ton in 2009.  Additionally, the volume of lead sold decreased from 37,853 metric tons in 2008 to 30,214 metric tons in 2009.  The combined effect of these changes resulted in a US$12.1 million decrease in income from sales of lead in 2009 compared to 2008.  This decrease was largely due to decreased lead production at our Colquijirca and Uchucchacua mines.

(d)         Zinc sales.  Average realized zinc prices decreased from US$1,798.20 per metric ton in 2008 to US$1,757.17 per metric ton in 2009. The volume of zinc sold decreased from 82,501 metric tons in 2008 to 64,198 metric tons in 2009. These changes resulted in a US$35.5 million decrease in income from sales of zinc in 2009 compared to 2008.  This decrease was largely due to decreased zinc production at our Colquijirca mine.

(e)         Copper sales.  Average copper prices decreased from US$5,771.34 per metric ton in 2008 to US$5,640.54 per metric ton in 2009.  The volume of copper sold decreased from 7,763 metric tons in 2008 to 7,677 metric tons in 2009.  These changes resulted in a US$1.5 million decrease in income from sales of copper in 2009 compared to 2008.  This decrease was largely due to decreased copper production at our Colquijirca mine.

The revenues from gold, silver, lead, zinc and copper mentioned above do not include refinery charges and penalties incurred, which amounted to US$97.4 million in 2009, compared to US$133.5 million in 2008.  This decrease was principally due to the lower volume of concentrates sold in 2009 compared to 2008.

Royalty income.  In 2009, royalty income received by Chaupiloma amounted to US$62.1 million, representing a 27.3 percent increase from the US$48.8 million of royalty income received in 2008.  This increase is attributed to increased sales by Yanacocha in 2009, which resulted from an increase in gold production and the average realized price. See Note 32 to the Financial Statements.

Total operating costs.  Total operating costs increased by 13.6 percent, from US$371.8 million in 2008 to US$422.5 million in 2009, due to the following:

(a) Cost of sales, without considering depreciation and amortization, increased by 11.3 percent, from US$251.8 million in 2008 to US$280.3 million in 2009, mainly due a US$25.4 million increase as a result of an increase in services provided by third parties and a decrease in other production expenses.  The increased expense due to services provided by third parties and other production expenses was mainly due to higher contractor expenses resulting from: (i) an increase in the cost of services rendered in our Uchucchacua mining unit of US$10.4 million mainly due to an increase in exploration activities and diamond drilling works in order to maintain our ore reserves level, (ii) an increase in the cost of services of US$8.6 million related to the re-treatment of old tailings at our Orcopampa mining unit, and (iii) an increase in the cost of services rendered in our Poracota mining unit of US$7.9 million mainly due to the increase in operating works relating to the increase in ore production during 2009.

(b) Exploration in units in operation increased by 20.5 percent, from US$57.0 million in 2008 to US$68.7 million in 2009.  These increased costs were principally due to an increase in exploration projects at our Orcopampa, Poracota and Uchucchaccua mines. See Note 19 to the Financial Statements.

(c) Depreciation and amortization costs increased by 16.7 percent, from US$63.0 million in 2008 to US$73.5 million in 2009, mainly due to higher charges for amortization of development costs related to our Orcopampa and Uchucchaccua mines, and the depreciation of assets put into operation during 2009.

Total operating expenses.  Operating expenses increased by 7.5 percent, from US$159.8 million in 2008 to US$171.8 million in 2009, due to changes in the following components:

(a) Exploration in non-operational areas decreased by 45.7 percent, from US$55.2 million in 2008 to US$30.0 million in 2009 due to lower expenditures in exploration areas, primarily in the Marcapunta, El Milagro, La Zanja, La Llave, Soras Poracota and Hatun Orco projects.  See Note 21 to the Financial Statements.

(b) General and administrative expenses increased by 154.4 percent, from US$34.9 million in 2008 to US$88.8 million in 2009, mainly due to increased expenses relating to long-term officers’ compensation (stock appreciation rights). See Note 20 to the Financial Statements.

(c) Royalty expenses to third parties and the Peruvian government increased by 10.9 percent, from US$35.7 million in 2008 to US$39.6 million in 2009. Royalties paid to third parties amounted to US$18.8 million and US$21.1 million in 2008 and 2009, respectively.  Royalties paid to the Peruvian government amounted to US$16.9 million and US$18.5 million in 2008 and 2009, respectively. The increase in royalties paid to third parties was mainly due to increased sales of gold produced at our Orcopampa mine. The increase in royalties paid to the Peruvian government was mainly due to the increase in sales of ore concentrates.  Peruvian legislation requires owners of mining concessions to pay the Peruvian government for the exploitation of metallic and non-metallic resources.  Mining royalties are calculated with rates ranging from 1 to 3 percent of the value of mineral concentrates or equivalent, according to the quoted market price published by the Ministry of Energy and Mines.

(d) Selling expenses decreased by 35.1 percent, from US$15.4 million in 2008 to US$10.0 million in 2009, mainly due to the decreased volume of minerals sold during 2009.

(e) Impairment of long-lived assets resulted in a loss of US$3.3 million being recorded in 2009.   We evaluated our long-lived assets for impairment as of December 31, 2009, which resulted in a reduction in the carrying amount of mining concessions, property, plant and equipment and development costs to their recoverable amount. See Note 11 to the Financial Statements.

Operating income before unusual item.  As a result of the foregoing, operating income before unusual items increased by 1.2 percent, from US$283.7 million in 2008 to US$287.2 million in 2009.

Net loss from release of commitments in commercial contracts. In January and February of 2008, we revised sales contracts with some customers, releasing the commitments on sales contracts to be able to sell the committed gold ounces at market prices in force between 2010 and 2012, in accordance with our gold availability. As a consequence, we were released from the obligation to sell 922,000 ounces of gold at fixed prices, varying between US$345 and US$451 per ounce of gold, and will instead sell the gold at the market price in force on the date of the physical delivery of the gold committed.  For these transactions, we made a payment of US$517.1 million (US$82.6 million in January 2008 and US$434.6 million in February 2008, respectively) and recorded a decrease in the liability corresponding to the executory gold delivery contracts liability amounting to US$102.0 million with credit to income of the period.  The resulting net loss of US$415.1 million is presented in the Net loss from release of commitments in sales contracts caption in the consolidated statements of income for the period ended December 31, 2008.

Share in affiliated companies, net. Income from equity investments in affiliated companies increased by 32.4 percent, from US$340.9 million in 2008 to US$451.3 million in 2009, principally due to the increase in income from our equity investments in Yanacocha and Cerro Verde.

Income from our interest in Yanacocha increased by 53.6 percent, from US$206.5 million in 2008 to US$317.2 million in 2009. This increase is attributed to increased sales by Yanacocha in 2009, which resulted from an increase in gold production and an increase in the average realized price of gold.

Interest income. Interest income decreased by 65.9 percent, from US$17.9 million in 2008 to US$6.1 million in 2009, mainly due to a decrease in time deposit interest rates.  We maintained US$508.4 million in time deposits as of December 31, 2008 compared to US$663.6 million as of December 31, 2009.

Interest expense. Interest expense decreased by 55.8 percent, from US$33.9 million in 2008 to US$15.0 million in 2009, mainly due to a decrease in our indebtedness from US$327.3 million as of December 31, 2008 to US$230.0  million as of December 31, 2009.  See Notes 14 and 23 to the Financial Statements.

Other, net.  Other, net increased from an expense of US$9.3 million in 2008 to an income of US$2.6 million in 2009.  This change was principally due to a decrease in the provision for closure of mining units and exploration projects

Gain (loss) on currency exchange difference.  In 2008, we recorded a loss on currency exchange difference of US$12.2 million, compared to a gain on currency exchange difference of US$1.5 million in 2009.  This difference was mainly due to a loss on currency exchange difference generated by higher time deposits maintained in Nuevos Soles by our subsidiary El Brocal (S/.123.1 million in 2008 compared to S/.41.4 million in 2009).

Provision for workers’ profit sharing, net.  Workers’ profit sharing income was US$4.7 million in 2008, compared to expense from  workers’ profit sharing of US$12.6 million as a result of an increase in our taxable income. Provision for workers’ profit sharing is calculated by applying a percentage to our taxable income.

Provision for income tax, net.  Provision for income tax changed from income of US$26.6 million in 2008 to expense of US$64.3 million in 2009, principally due to:

(a) Increase in pre-tax income.  A US$561.6 million increase in pre-tax income, from US$171.9 million in 2008 to US$733.5 million in 2009, mainly due to a US$415.1 million decrease in the net loss as a result of the release of commitments in commercial contracts.  We recorded a net loss of US$415.1 million in 2008, which is presented as an unusual item in the statement of income. No similar transaction was recorded in 2009.

(b) Non-taxable income. According to current tax regulations, equity participation in affiliates, including the receipt of dividends, is not taxable in Peru.  In 2009, our equity participation in affiliated companies increased from US$340.9 million in 2008 to US$451.3 million in 2009, which reduced our income tax expense by US$160.7 million in 2009, compared to a US$121.4 million reduction in income tax expense due to this non-taxable income in 2008.

Minority interest.  Minority interest expense increased by 26.0 percent, from US$50.0 million in 2008 to US$63.0 million in 2009, mainly due to an increased contribution of profits from El Brocal.

Net income.  As a result of the foregoing, net income increased by 287.2 percent, from US$153.3 million in 2008 to US$593.6 million in 2009.  As a percentage of net sales, net income was 72.4 percent in 2009 as compared to 20.0 percent in 2008.

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

Average Realized Price	Year ended December 31,
	2007		2008		Variation

Gold (US$/oz.)	US$	684.59	US$	872.21	27.4%
Silver (US$/oz.)		13.37		14.26	6.7%
Lead (US$/MT)		2,760.30		1,858.59	-32.7%
Zinc (US$/MT)		3,069.26		1,798.20	-41.4%
Copper (US$/MT)		7,285.46		5,771.34	-20.8%

Volume Sold	Year ended December 31,
	2007	2008	Variation

Gold (oz.)	418,999	414,682	-1.0%
Silver (oz.)	16,734,876	16,514,171	-1.3%
Lead (MT)	41,535	37,853	-8.9%
Zinc (MT)	79,139	82,501	4.2%
Copper (MT)	608	7,763	1,176.8%

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

(d) Selling expenses increased by 42.6 percent, from US$10.8 million in 2007 to US$15.4 million in 2008, mainly due to higher freight costs and other services related to sales.

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

Net loss from release of commitments in commercial contracts. In January and February of 2008, we revised sales contracts with some customers, releasing the commitments on sales contracts to be able to sell the committed gold ounces at market prices in force between the years 2010 – 2012, in accordance with our gold availability. As a consequence of the aforementioned, we were released from the obligation to sell 922,000 ounces of gold at fixed prices, varying between US$345 and US$451 per ounce of gold, and will instead sell the gold at the market price in force on the date of the physical delivery of the gold committed.  For these transactions, we have made a payment of US$517.1 million (US$82.6 million in January 2008 and US$434.6 million in February 2008, respectively) and recorded a decrease in the liability corresponding to the executory gold delivery contracts liability amounting to US$102.0 million with credit to income of the period.  The resulting net loss of US$415.1 million is presented in the Net loss from release of commitments in sales contracts caption in the consolidated statements of income for the period ended December 31, 2008.

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

Interest expense. Interest expense increased by 294.2 percent, from US$8.6 million in 2007 to US$33.9 million in 2008, mainly due to an increase in our indebtedness from US$84.1 million as of December 31, 2007 to US$327.3 million as of December 31, 2008.  See Notes 14 and 23 to the Financial Statements.

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

Gain (loss) on currency exchange difference.  In 2007, we recorded a gain on currency exchange difference of US$5.2 million, compared to a loss on currency exchange difference of US$12.2 million in 2008. This difference was mainly due to the loss on currency exchange difference reported by El Brocal as a consequence of its net asset position in Nuevos Soles in 2008.

Provision for workers’ profit sharing, net.  Workers’ profit sharing expense was US$19.9 million in 2007, compared to income from  workers’ profit sharing of US$4.7 million as a result of a decrease in our taxable income. Provision for workers’ profit sharing is calculated by applying a percentage to our taxable income.

Provision for income tax, net.  Provision for income tax changed from an expense of US$44.0 million in 2007 to income of US$26.6 million in 2008, principally due to:

(a) Decreased pre-tax income.  A US$238.4 million decrease in pre-tax income, from US$415.1 million in 2007 to US$176.7 million in 2008, mainly due to a US$229.2 million increase in net loss as a result of the release of commitments in commercial contracts, from US$185.9 million in 2007 to US$415.1 million in 2008, which is presented as an unusual item in the statement of income.

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

Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of US$714.5 million, compared to US$532.0 million at December 31, 2008.

Cash provided by operating activities for the years ended December 31, 2009 and 2008. Net cash and cash equivalents provided by operating activities were US$521.4 million in 2009 compared to US$150.5 million in 2008.  The increase in net cash flow provided by operating activities was mainly attributable to: a payment of US$517.1 million related to the release of commitments in commercial contracts during 2008; decreased payments to suppliers and third parties, from US$270.2 million in 2008 to US$247.7 million in 2009; decreased payments to employees, from US$111.1 million in 2008 to US$94.9 million in 2009, mainly due to the workers’ profit sharing between our subsidiary, El Brocal, and us; decreased expenses related to exploration activities, from US$105.4 million in 2008 to US$92.5 million in 2009; decreased payments of royalties, from US$41.4 million in 2008 to US$39.4 million in 2009, as a result of decreased royalty payments to third parties and decreased payments to the Peruvian government; decreased interest payments, from US$26.6 million in 2008 to US$10.96 million in 2009, as a result of decreased indebtedness in 2009; decreased proceeds from sales, from US$781.1 million in 2008 to US$738.5 million in 2009; decreased dividends received from Yanacocha and Cerro Verde, from US$413.6 million in 2008 to US$213.8 million in 2009; and decreased income tax payments from US$41.4 million in 2008 to US$37.1 million in 2009. These increases were partially offset by the following: the value added tax (IGV) recovered of US$32.4 million.

Cash provided by operating activities for the years ended December 31, 2008 and 2007. Net cash and cash equivalents provided by operating activities were US$150.5 million in 2008 compared to US$203.0 million in 2007.  The decrease in net cash flow provided by operating activities was mainly attributable to: a payment of US$517.1 million related to the release of commitments in commercial contracts during 2008; increased payments to suppliers and third parties, from US$202.1 million in 2007 to US$270.2 million in 2008, as a result of a corresponding increase in the operating activities of our mining units; increased payments to employees, from US$78.9 million in 2007 to US$111.1 million in 2008, mainly due to the workers’ profit sharing between our subsidiary, El Brocal, and us; increased expenses related to exploration activities, from US$75.1 million in 2007 to US$105.4 million in 2008; increased payments of royalties, from US$33.0 million in 2007 to US$41.4 million in 2008, as a result of increased royalty payments to the third parties, partially offset by a decrease in payments to the Peruvian government; and increased interest payments from US$5.8 million in 2007 to US$26.6 million in 2008, as a result of increased indebtedness incurred in 2008. These decreases were partially offset by the following: increased proceeds from sales, from US$722.9 million in 2007 to US$781.1 million in 2008; increased dividends received from Yanacocha and Cerro Verde, from US$159.0 million in 2007 to US$413.6 million in 2008; and decreased income tax payments from US$91.4 million in 2007 to US$41.4 million in 2008.

Cash used in investment activities for the years ended December 31, 2009 and 2008.  Net cash and cash equivalents used in investing activities were US$76.4 million in 2008 compared to US$173.3 million in 2009.  The change in net cash flow used in investing activities in 2009 compared with 2008 was mainly attributable to: increased additions to mining concessions and property, plant and equipment from US$71.3 million in 2008 to US$152.2 million in 2009; and increased expenditures related to investment shares from US$29.5 million in 2008 to US$37.9 million in 2009, mainly related to the acquisition of additional equity in El Brocal and Cerro Verde.  The increase in cash used in investment activities was partially offset by a lower decrease in time deposits, which decreased by US$22.7 million in 2009 as compared to US$56.0 million in 2008.

Cash used in investment activities for the years ended December 31, 2008 and 2007.  Net cash and cash equivalents used in investing activities were US$54.1 million in 2007 compared to US$76.4 million in 2008.  The increase in net cash flow used in investing activities in 2008 compared with 2007 was mainly attributable to: increased disbursements for mining concessions and property, plant and equipment acquired in connection with the El Brocal expansion project from US$61.6 million in 2007 to US$71.3 million in 2008; and increased expenditures related to investment shares from US$1.6 million in 2007 to US$29.5 million in 2008, mainly related to the acquisition of additional equity in El Brocal and Cerro Verde. These decreases were partially offset by decreased time deposits, which increased by US$15.8 million in 2007 and decreased by US$56.0 million in 2008.

Cash provided by (used in) financing activities for the years ended December 31, 2009 and 2008.  Net cash and cash equivalents used in financing activities were US$165.8 million in 2009 compared to net cash provided by financing activities of US$155.0 million in 2008.  The decrease in net cash flow provided by financing activities in 2009 compared with 2008 was mainly attributable to: US$450 million in long-term debt incurred by us during 2008, a decrease in the payment of dividends to shareholders, from US$50.9 million in 2008 to US$40.7 million in 2009, and a decrease in payments of dividends to minority interest shareholders, from US$37.3 million in 2008 to US$27.8 million in 2009.

Cash provided by (used in) financing activities for the years ended December 31, 2008 and 2007.  Net cash and cash equivalents provided by financing activities were US$155.0 million in 2008 compared to net cash used in financing activities of US$22.7 million in 2007.  The change in net cash flow provided by financing activities in 2008 compared with 2007 was mainly attributable to: US$450 million in long-term debt incurred by us during 2008 and a decrease in the payment of dividends to shareholders from US$70.0 million in 2007 to US$50.9 million in 2008. This increase was partially offset by an increase in payments of dividends to minority interest shareholders, from US$26.2 million in 2007 to US$37.3 million in 2008, and payments to reduce our long-term debt of US$206.8 million in 2008, compared to US$1.5 million in 2007.

 Long-Term Debt

On February 20, 2008, we borrowed US$450.0 million pursuant to a syndicated Bridge Loan Credit Agreement, led by Banco de Credito del Peru, in order to finance the unwinding of our gold hedge book.

On May 21, 2008, in order to repay the US$450.0 million syndicated bridge loan, we borrowed US$450 million, referred to as the Syndicated Term Loan, under a Term Loan Agreement, among us, as borrower, Condesa, as guarantor, Banco de Credito del Peru, as administrative agent and collateral agent, and the lenders party thereto.  Borrowings under the Syndicated Term Loan bear interest at a rate per annum equal to LIBOR plus 2.25%.  Interest and installments of principal equal to 1/20th of the aggregate principal amount borrowed are payable quarterly until maturity in May 2013 (on which date all amounts outstanding will be payable). Obligations under the Syndicated Term Loan are guaranteed by Condesa, our wholly-owned subsidiary.  The term loan agreement governing the Syndicated Term Loan contains certain customary covenants and events of default.  See “Item 10. Additional Information—Material Contracts.”

The Syndicated Term Loan was initially secured by a pledge of our Common Shares held by Condesa.  On January 23, 2009, we and the lenders party to the Syndicated Term Loan executed a consent and amendment to release the pledged collateral.

As of December 31, 2009, approximately US$205.33 million remained outstanding under the Syndicated Term Loan.  On March 1, 2010, we repaid the full amount outstanding under the Syndicated Term Loan together with a prepayment fee of US$0.6 million.

Exploration Costs; Capital Expenditures

Total capital expenditures and exploration costs for 2010 and 2011 (excluding exploration costs at our principal mines, which are included as part of their cost of production) are estimated to be between approximately US$110.0 million and US$200.0 million per year.  These budgeted expenditures include the following projects: the construction of La Zanja and Tantahuatay projects, the expansion of the treatment plant in El Brocal and the construction of the Huanza hydroelectrical plant.

During 2009 we spent approximately US$30.0 million on “greenfield” and US$68.6 million on “brownfield” exploration-related investments in Peru.  Our “greenfield” investments focused on the following exploration projects: El Faique, La Zanja (only the Castrejón prospect), Tantahuatay, Hualgayoc, Ccalla Arma, El Milagro, Terciopelo, Breapampa, Trapiche, Chucapaca and Argentina.  The 2009 exploration program was financed by internal funds.  Our “brownfield” investments focused on the following exploration projects in 2009: Mallay, Anamaray-Jancapata, Huamani Huayta Oeste, Orcopampa, Estela-Pampa Castilla, Ayamarca and Shila-Paula.  In 2010, we intend to invest between US$55.0 million and US$65.0 million in the Mallay, Anamaray-Jancapata, Huamani Huayta Oeste, Estela-Pampa Castilla, Ayamarca, Orcopampa and Shila-Paula brownfield exploration projects.  We expect to invest between US$20.0 million and US$30.0 million in the following greenfield exploration projects during 2010: Trapiche, Chucapaca, Breapampa, Hualgayoc, Terciopelo, Colquemayo, Chaje and El Faique.

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

Recent Accounting Pronouncements

Peruvian GAAP

We prepare and present the Financial Statements in accordance with Peruvian GAAP, which is based on International Financial Reporting Standards, or IFRS, as adopted by the Peruvian Accounting Standards Board (the Consejo Normativo de Contabilidad, or CNC).  As of May 31, 2010, there were no new accounting pronouncements under Peruvian GAAP approved by CNC that were applicable to us. The following IFRS and International Financial Reporting Interpretations Committee, or IFRIC, updates were issued internationally as of December 31, 2009 and could affect us, but have not yet been approved by the CNC, for which reason they have not yet been implemented by us:

IFRS 2 “Share-based Payments: vesting conditions and cancellation” (revised 2008), effective internationally for periods beginning on or after January 1, 2009.

IFRS 2 “Share-based Payments: group cash-settled share-based payment transactions” (revised 2009), effective internationally for periods beginning on or after January 1, 2010.

Revisions of IAS 1, IAS 23, IAS 27, IAS 32, IAS 39 and IFRS 1, effective internationally for periods beginning on or after January 1, 2009.

Revisions of IAS 1, IAS 27, IAS 32, IAS 39, IFRS 1, IFRS 2, IFRS 3, IFRIC 16 and IFRIC 9, effective internationally for periods beginning on or after July 1, 2009.

Revisions of IAS 1, IAS 39 and IFRS 1, effective internationally for periods beginning on or after January 1, 2010.

Revisions of IAS 32, effective internationally for periods beginning on or after February 1, 2010.

Revisions of IAS 1, IAS 27, IAS 32, IAS 39, IFRS 1, and IFRS 3, effective internationally for periods beginning on or after January 1, 2013.

IFRS 9 “Financial instruments,” which modifies the treatment and classification of financial assets established in IAS 39 “Financial instruments: Measurement and Valuation,” effective internationally for periods beginning on or after January 1, 2013.

IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 “Financial Instruments: Recognition and Measurement,” effective internationally for periods beginning on or after June 30, 2009.

IFRIC 15 “Agreements for the Construction of Real Estate,” effective internationally for periods beginning on or after January 1, 2009.

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation,” effective internationally for periods beginning on or after January 1, 2009.

IFRIC 17 “Distribution of Non-cash Assets to Owners,” effective internationally for periods beginning on or after July 1, 2009.

IFRIC 18 “Transfer of Assets from Customers,” effective internationally for periods beginning on or after July 1, 2009.

Improvements to the IFRS. In May 2008 and April 2009, the IASB published and approved modifications to several different international standards covering a large number of accounting matters.  These changes are divided into two categories: 1) changes related to presentation, recognition and measurement that have accounting implications and 2) changes related to the terms and number of the international standards, which are expected to have a minimal effect, if any, on accounting.  The primary objective of these amendments is to eliminate inconsistencies and clarify texts.  The adoption of these modifications would result in changes to our accounting policies.

Our management is currently analyzing the impact that those standards and interpretations will have on our operations when such standards are approved by the CNC for application in Peru.

U.S. GAAP

The Accounting Standards Codification. In June 2009, the Financial Accounting Standards Board, or FASB, established the FASB Accounting Standards Codification, or ASC, as the single source of U.S. GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the SEC, and select SEC staff interpretations and administrative literature was also included in the ASC.  All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for interim quarterly periods beginning July 1, 2009. The adoption of the ASC did not result in a change in our accounting principles.

Noncontrolling Interests. In December 2007, FAS 160 “Noncontrolling Interests in Consolidated Financial Statements,” an amendment to ARB No. 51 (subsequently codified within ASC 810 Consolidation), was issued in order to  establish accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interests, changes in a parent’s ownership interest and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated.  ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  ASC 810 is effective for our fiscal year beginning January 1, 2009 with early adoption prohibited.  This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests.  We have complied with such requirements.

We adopted the updated guidance on January 1, 2009. Except for presentation changes related to noncontrolling interest classified as a component of equity, the adoption had no impact on our consolidated financial position and results of operations or cash flows.

Business Combinations. In December 2007, FAS 141 (R) “Business Combination” (subsequently codified within ASC 805) was issued in order to provide revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any non controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  ASC 805 is effective for business combinations for which the acquisition date is January 1, 2009 or later and is to be applied prospectively.  Early adoption is prohibited.  The adoption of ASC 805 will have an impact on our financial statements depending on whether we enter into business combination transactions in the future.

Equity Method Investments. In November 2008, EITF 08-6 (subsequently codified within ASC 323), the guidance for equity method and joint venture investments, was updated to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares.  The updated guidance is effective for our fiscal year beginning January 1, 2009 and should be applied prospectively.  The adoption had no impact on the our consolidated financial position or results of operations.

Subsequent Events. In May 2009, the guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. This ASC guidance is effective for the interim period beginning June 30, 2009. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Fair Value Measurements and Accounting. In January 2010, Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements ASU 2010-06, was issued, which amends ASC 820, Fair Value Measurements and Disclosures, to require a number of additional disclosures regarding fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the amendments clarify certain existing disclosure requirements related to the level at which fair value disclosures should be disaggregated and the requirement to provide disclosures about the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3.   The updated guidance is effective for our fiscal year beginning January 1, 2010, with the exception of Level 3 disagregation, which is effective for our fiscal year beginning January 1, 2011.  Early adoption is permitted.

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 and the related notes thereto included elsewhere in this Annual Report.  The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP and in U.S. Dollars.

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

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2009	2008	2007
Gold Sales (in thousands of US$)	2,013,228	1,612,618	1,093,347
Gold sold (oz.)	2,068,205	1,842,599	1,564,614
Average gold price received (US$/oz.)	973	875	699
Costs applicable to sales (US$/oz.)	325	358	324
Other expenses(in thousands of US$)	86,469	83,424	80,941
Net income (in thousands of US$)	727,076	476,462	221,489
Dividends paid (in thousands of US$)	230,000	590,000	100,000

Gold sales. Gold sales increased by 25 percent, or US$400.6 million, from 2008 to 2009, due principally to a 12 percent increase in the volume of gold sold, which is a consequence of the higher level of gold produced, and to the higher realized average price, which increased from US$875 per ounce in 2008 to US$973 per ounce in 2009.  Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales.  Costs applicable to sales increased by 2 percent from 2008 to 2009 due primarily to higher workers’ participation and royalty costs as a result of higher gold prices, partially offset by higher by-product.  Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian GAAP, (iii) royalties of 3 percent of the quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transportation costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses, (vi) credit from by-product sales, mainly related to silver sales and (vii) other costs.

Other expenses.  Other expenses increased by 4 percent, or US$3.0 million, from 2008 to 2009, mainly due to a higher negotiated payment to the Peruvian government, partially offset by lower expenses related to community development and external affairs.

Income tax. Yanacocha’s financial and operating results were impacted by a tax expense of US$334.8 million in 2009, as compared to US$196.1 million in 2008, which reflects Yanacocha’s increased profitability mainly due to higher gold sales revenue as a consequence of an increase in gold production and higher realized average price.

Dividends.  During the year ended December 31, 2009, Yanacocha paid cumulative dividends of US$230 million to partners and did not reserve any money related to reinvestment programs.

Forward-looking statements.  Certain key factors will affect Yanacocha’s future financial and operating results.  These include, but are not limited to fluctuations in the price of gold.  Yanacocha expects 2010 gold sales to be 1.5 million ounces at costs applicable to sales of approximately US$393 per ounce.  Sales from 2011 through 2014 are expected to average approximately 1.4 million ounces at costs applicable to sales of approximately US$428 per ounce, with actual gold sales and costs being determined by, among other factors, further mine plan optimization efforts and the discovery and development of additional oxide deposits.

Critical Accounting

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

The Accounting Standards Codification

In June 2009, FASB established the ASC as the single source of U.S. GAAP to be applied by nongovernmental entities.  The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the SEC and select SEC staff interpretations and administrative literature were also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for Yanacocha’s annual period ended December 31, 2009. The adoption of the ASC did not have an impact on Yanacocha’s consolidated financial position, results of operations or cash flows.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Minera Yanacocha S.R.L and the San José Reservoir Trust (“Trust”). In November 2008, Yanacocha funded the Trust to ensure continuous operation for the San José Reservoir after 2018.  Yanacocha transferred $13 million to the Trust in 2008.  No withdrawals are allowed until 2018 and Yanacocha is committed to a $23 million fund as of such date.  This Trust is irrevocable and is a separate legal entity.  The grantor is Yanacocha, the trustee is the Banco de Crédito del Perú and the beneficiary is Yanacocha.  As a result, Yanacocha consolidates the Trust in its Consolidated Financial Statements.

Use of Estimates

Yanacocha’s Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.  The preparation of the Yanacocha’s Consolidated Financial Statements requires Yanacocha to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring the use of management estimates and assumptions relate to (i) mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production amortization calculations; (ii) environmental, reclamation and closure obligations; (iiii) estimates of recoverable gold and other minerals in stockpile and leach pad inventories; (iv) write-downs of inventory to net realizable value; (v) employee benefit liabilities; (vi) valuation allowances for deferred tax assets; (vii) workers’ profit participation; (viii) reserves for contingencies and litigation; and (ix) the fair value and accounting treatment of financial instruments.  Yanacocha bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.  Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Currency

The Consolidated Financial Statements are stated in U.S. dollars, Yanacocha’s functional currency, as most of its transactions are traded, collected and paid in such currency.  All amounts are rounded to the nearest thousand ($000) unless otherwise stated.  Transactions in other currencies are recorded in U.S. dollars based on exchange rates prevailing at the time of such transactions.  Monetary assets and liabilities denominated in other currencies are translated into the U.S. dollar at exchange rates prevailing at the balance sheet dates, and any resulting gains or losses are reflected in current earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and deposits in banks with an original maturity of three months or less.  Because of the short maturity of these balances, the carrying amounts approximate their fair value.

Investments

Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each reporting date.  Yanacocha accounts for its equity security investments as available for sale securities in accordance with ASC guidance on accounting for certain investments in debt and equity securities. Yanacocha periodically evaluates whether declines in fair values of its investments below Yanacocha’s carrying value are other-than-temporary in accordance with guidance for the meaning of other-than-temporary impairment and its application to certain investments.  Yanacocha’s policy is to generally treat a decline in the investment’s quoted market value that has lasted continuously for more than six months as an other-than-temporary decline in value.  Yanacocha also monitors its investments for events or changes in circumstances that have occurred that may have a significant adverse effect on the fair value of the investment and evaluates qualitative and quantitative factors regarding the severity and duration of the unrealized loss and Yanacocha’s ability to hold the investment until a forecasted recovery occurs to determine if the decline in value of an investment is other-than-temporary.  Declines in fair value below Yanacocha’s carrying value deemed to be other-than-temporary are charged to earnings.

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

Stockpiles.  Stockpiles represent ore mined and available for further processing.  Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method).  Stockpile ore tonnages are verified by periodic surveys.  Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and amortization relating to mining operations, and removed at the average cost per recoverable unit.

Ore on Leach Pads.  The recovery of gold from certain gold oxide ores is achieved through the heap leaching process.  Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore.  The resulting gold-bearing solution is further processed in a plant where the gold is recovered.  Costs are added to ore on leach pads based on current mining costs, including applicable overhead and amortization relating to mining operations.  Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

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

In-process Inventory.  In-process inventories represent materials that are currently in the process of being converted to a saleable product.  Yanacocha’s conversion processes vary depending on the nature of the ore and the specific processing facility and include mill in-circuit and leach in-circuit.  In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants.  In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process.

Precious Metals Inventory.  Precious metals include gold doré and/or gold bullion.  Precious metals that result from Yanacocha’s mining, processing and refining activities are valued at the average cost of the respective in-process inventory.

Materials and Supplies

Materials and supplies are valued at the lower of average cost or net realizable value.  Cost includes applicable taxes and freight.

Property, Plant and Mine Development

Facilities and Equipment.  Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost.  The facilities and equipment are amortized using the straight-line method at rates sufficient to amortize such costs over the estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

Mine Development.  Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body and the removal of overburden to initially expose an ore body at open pit surface mines.  Costs incurred before mineralization are expensed and classified as exploration costs, whereas costs in connection with proven and probable reserves are declared costs incurred and expensed and classified as advanced projects.  Capitalization of mine development project costs, which meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist, the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over a period beyond one year.  All other drilling and related costs are expensed as incurred.  Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase is referred to as “pre-stripping costs”.  Pre-stripping costs are capitalized during the development of an open pit mine.  Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit.  The removal and production of de minimis saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

The production phase of an open pit mine commences when saleable minerals, beyond a de minimis amount, are produced.  Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory.

Yanacocha’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry resulting in incomparable allocations of stripping costs to deferred mine development and production costs.  Other mining companies may expense pre-stripping costs associated with subsequent pits within a mining complex.

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

Mineral Interests

Mineral interests include acquired interests in production, development and exploration stage properties.  The mineral interests are capitalized at their fair value at the acquisition date, either as an individual asset purchase or as part of a business combination.

The value of such assets is primarily driven by the nature and amount of mineralized material believed to be contained in such properties.  Production stage mineral interests represent interests in operating properties that contain proven and probable reserves.  Development stage mineral interests represent interests in properties under development that contain proven and probable reserves.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material consisting of (i) mineralized material such as inferred material within pits;  measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization, but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above; or (v) any acquired right to explore or extract a potential mineral deposit.  Yanacocha’s mineral rights generally are enforceable regardless of whether proven and probable reserves have been established.  Yanacocha has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineralized material.

Asset Impairment

Yanacocha reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is considered to exist if the total of the assets’ estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans.  Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired.  The term “recoverable minerals” refers to the estimated amount of gold or other commodities that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level of which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.  Yanacocha’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

Revenue Recognition

Revenue is recognized from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.  Revenues from silver and copper sales are credited to Costs applicable to sales as a by-product credit.

Income Tax and Profit Sharing

Yanacocha accounts for income tax and legally required profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of Yanacocha’s liabilities and assets and the related income tax basis for such liabilities and assets.  This method generates a net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset for Yanacocha, as measured by the statutory tax and profit sharing rates in effect as enacted.  Yanacocha derives its deferred income tax charge or benefit and profit sharing charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income tax and profit sharing rates.

Yanacocha’s deferred income tax assets include certain future tax benefits.  Yanacocha records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Reclamation and Remediation Costs (Asset Retirement Costs and Obligations)

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs.  The asset retirement obligation is based on when spending for an existing environmental disturbance will occur.  Yanacocha reviews, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at each mine site in accordance with accounting for asset retirement obligations.

Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred at a site.  Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs.  Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised.

Recently Adopted Pronouncements

Subsequent Events.  In May 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. Yanacocha adopted the updated guidance for the annual period ended December 31, 2009. The adoption had no impact on Yanacocha’s consolidated financial position, results of operations or cash flows.  Yanacocha has evaluated all subsequent events until the financial statements are issued.

Fair Value Accounting

In September 2006, the ASC guidance for fair value measurements and disclosure was updated to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements. Yanacocha adopted the updated guidance for assets and liabilities measured at fair value on a recurring basis on January 1, 2008. In February 2008, the FASB staff issued an update to the guidance which delayed the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Yanacocha adopted the updated guidance for Yanacocha’s nonfinancial assets and liabilities measured at fair value on a nonrecurring basis on January 1, 2009.

In February 2007, ASC guidance was updated for the fair value option for financial assets and financial liabilities. The updated guidance permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The updated provisions were effective for Yanacocha’s fiscal year beginning January 1, 2008. The adoption had no impact on Yanacocha’s financial position, results of operations or cash flows.  Refer to Note 20 in Yanacocha’s Consolidated Financial Statements for further details regarding Yanacocha’s assets measured at fair value.

Income Taxes

On January 1, 2007, Yanacocha adopted updated ASC guidance which clarifies the accounting and reporting for uncertainties in the application of the income tax laws to our operations. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax provisions taken or expected to be taken in income tax returns. The cumulative effects of applying this interpretation were recorded as an increase in retained earnings of $8.4 million, an increase in net deferred tax assets of $1.8 million, an increase of $0.9 million in deferred income tax expense, offset, in part, by a decrease of $5.7 million in the net liability for unrecognized income tax benefits.  Refer to Note 5 in Yanacocha’s Consolidated Financial Statements.

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

Results of Operations for the Twelve Months Ended December 31, 2009 and 2008

Sales

Sales increased by 25 percent from US$1,612.6 million in 2008 to US$2,013.2 million in 2009, due primarily to a 12 percent increase in the volume of gold sold, as a consequence of the higher level of gold production, and a higher average realized price, which increased from US$875 per ounce in 2008 to US$973 per ounce in 2009. Production by mine was as follows:

Mine	2009	2008
	(ounces)
Cerro Yanacocha	1,087,028	701,063
Carachugo	453,374	400,452
Maqui Maqui	18,555	32,550
La Quinua	499,223	676,273
Total	2,058,180	1,810,338

The increase in gold produced in 2009 as compared to 2008 was mainly attributable to an increase in the volume of leach and mill tons placed, 129.3 million dry metric tons for the year ended December 31, 2009 as compared to 92.6 million dry metric tons for the year ended December 31, 2008, a lower waste to ore ratio, which was 0.34 grams per ton for the year ended December 31, 2009 as compared to 1.05 grams per ton for the year ended December 31, 2008, and a higher placed ore grade, which was 0.78 grams per ton for the year ended December 31, 2009 as compared to 0.71 grams per ton for the year ended December 31, 2008.

Costs applicable to sales

Costs applicable to sales increased by 2 percent from US$659.9 million in 2008 to US$671.5 million in 2009 due primarily to higher workers’ participation and royalty costs as a result of higher gold prices, partially offset by higher by-product.  Costs applicable to sales per ounce of gold decreased by 9 percent from US$358 in 2008 to US$325 in 2009, primarily as a result of a lower operating cost per ounce of US$297 in 2009 as compared to US$323 in 2008,  lower inventory variation credit per ounce of US$25 in 2009 as compared to US$4 in 2008 and higher by-product credit silver sales per ounce of US$31 as compared to US$27 in 2008.  These costs were partially offset by a higher royalty expense per ounce of US$30 in 2009 as compared to US$26 in 2008 and a higher workers’ profit participation expense per ounce of US$47 in 2009 as compared to US$34 in 2008.

Operating costs increased by 3 percent from US$595.4 million in 2008 to US$613.7 million in 2009.  Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs, which increased in 2009 primarily as a result of (i) higher lime and cyanide costs and consumption related to higher ore tons placed in leach pads, (ii) higher maintenance costs related to reapairs of haul trucks fleet due to premature failures, (iii) increased electricity used in water treatment and milling, (iv) higher grinding balls consumption due to a full year operation of the gold mill facility and (v) higher labor expenses for salary and bonus increases; partially offset by (i) lower diesel expense due to lower price, and (ii) increased capitalized costs in leach pad and precious metal inventories.

Royalty expense was US$62.3 million in 2009 as compared to US$48.6 million in 2008.  The increase in the royalty expense paid to Chaupiloma, which equals 3 percent of Yanacocha’s net sales, was directly related to the increase in Yanacocha’s sales revenues.

Workers’ profit participation increased by 49 percent, from US$61.0 million in 2008 to US$90.7 million in 2009.  The increase in workers’ profit participation expense is directly related to the increase in Yanacocha’s taxable net income.  Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation.  See “Item 4.  Information on the Company—Yanacocha—Employees.”

Depreciation, depletion and amortization

Depreciation, depletion and amortization decreased by 2 percent from US$169.1 million in 2008 to US$166.1 million in 2009.  This decrease was attributable principally to lower depreciation from inventory variation expense, partially offset by higher amortization related to higher tons mined in 2009 as compared to 2008.

Exploration Expenses

Exploration costs decreased by 18 percent from US$28.2 million in 2008 to US$23.0 million in 2009.  This decrease was attributable principally to lower perforation works at the Minas Conga and El Solitario projects; partially offset by advanced projects related to oxide/sulfide development programs and the Grande Basin project.

Other expenses

Other expenses increased by 4 percent, or US$3.0 million, from 2008 to 2009, mainly due to a higher negotiated payment to the government; partially offset by lower expenses related to community development and external affairs.

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

In 1998, the Peruvian government issued additional regulations regarding the calculation of the workers participation, which limited to 18 monthly salaries the total amount to which each employee is entitled.  However, there is a difference between the law and the regulations with regard to the criteria for the calculation.  Yanacocha followed the criteria established by the law in determining the amount to be paid to its employees since 1998.  As of December 31, 2006, Yanacocha recorded a charge of US$14.9 million to cover any payment derived from the different criteria established to make these payments in accordance with both the law and the regulations.  In August 2007, the court reached an arbitration decision confirming that Yanacocha had overpaid FONDO-EMPLEO and the regional government.  Although this is a final decision and cannot be appealed, it is not binding on the regional government.  Yanacocha’s legal department, based on its best estimate, believes that it can recover a maximum of US$3.9 million of the US$5.3 million paid in excess to FONDO-EMPLEO.  The remaining balance was charged to “Other expense, net.” As of December 31, 2009, Yanacocha had recovered US$4.0 million from FONDO-EMPLEO.  In September 2007, Yanacocha paid the balance of US$21.8 million (including interest) owed to employees, which exceeded the original amount accrued of US$6.9 million.  The additional amount mostly relates to interest paid by Yanacocha to employees.

Income tax provision

The increase in income tax provision was directly related to Yanachocha’s increase in taxable income.  The net effective tax rate was 31.5 percent in 2009 compared to 29.2 percent in 2008.  The statutory rate for both years was a weighted average of 30 percent.  The factors that most significantly impacted Yanacocha’s net effective tax rate were related to higher non-deductible expenses.

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

Net Income

As a consequence of the foregoing, net income increased by 53 percent, or US$250.6 million, from US$476.5 million in 2008 to US$727.1 million in 2009.  As a percentage of sales, net income increased from 30 percent in 2008 to 36 percent in 2009.

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

Other expenses

Other expenses increased by 3.1 percent, or US$2.5 million, from 2007 to 2008, mainly related to a higher negotiated payment of US$8.8 million and higher expenses related to community development and external affairs of US$11.4 million due to new projects to improve Yanacocha’s relationship with the communities of Cajamarca; partially offset by the reimbursement of US$14.4 million by insurance companies related to related legal fees and expenses arising from the Choropampa mercury spill litigation.

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

Liquidity and Capital Resources

As of December 31, 2009, Yanacocha had cash and cash equivalents of US$732.6 million, substantially all of which were held in U.S. Dollars, as compared to US$157.5 million as of December 31, 2008.

Cash provided by operating activities

Yanacocha’s operations generated a net cash flow of US$981.4 in 2009, US$744.5 million in 2008 and US$269.0 million in 2007.  The increase in net cash flow provided by operating activities in 2009 was mainly due to higher sales revenues due to an increase in the volume of gold sold and higher average realized price during 2009, higher working capital related to higher VAT refunded and lower prepaids and higher by-product silver sales due to higher ounces sold and higher average realized price, partially offset by higher accrual of liabilities mainly related to income tax, workers’ participation expense and voluntary contribution.  The increase in net cash flow provided by operating activities in 2008 was mainly due to higher sales revenues due to an increase in the volume of gold sold and higher average realized price during 2008, lower payments to vendors, higher VAT refunded and higher accrual of other liabilities, including income tax, workers’ participation expense and voluntary contribution.

Cash used in investing activities

Net cash used in investing activities was US$148.9 in 2009, US$251.3 million in 2008 and US$250.2 million in 2007.  In 2009, Yanacocha’s investing activities consisted primarily of US$29.5 million for the construction of an alternate road to the coast of Peru, US$27.4 million for the Conga project, US$21.7 million for mine development at the Chaquicocha and El Tapado Oeste deposits, US$15.1 million for the construction of an acid water treatment plant, US$11.9 million for leach pad expansions at La Quinua (Stage 7), US$7.2 million for the construction of a reverse osmosis plant for excess water treatment at Pampa Larga, US$5.5 million for dewatering systems expansions at the La Quinua and Yanacocha pits and US$3.2 million for the construction of gold mill tailings pipelines.  In 2008, Yanacocha’s investing activities consisted primarily of US$34.9 million for the Yanacocha gold mill facility, US$29.3 million for the Conga project, US$26.7 million for engineering the east acid water treatment plant, US$20.7 million for waterways and irrigation channels acquired from the Quishuar, Encajón-Collotán and La Shacsha communities, US$14.1 million for the construction of an alternate road to the coast of Peru, US$12.9 million for the purchase of high altitude mining trucks, US$13.0 million for the foundation of the San Jose Reservoir trust, US$6.5 million for the construction of the reverse osmosis plant for excess water treatment at Pampa Larga, and US$27.2 million, US$13.7 million and US$6.7 million for the leach pad expansions at La Quinua (stage 7), Carachugo (stage 11) and Yanacocha (stage 6), respectively.

Cash used in financing activities

Net cash used in financing activities was US$257.3 million in 2009, US$624.0 million in 2008 and US$110.4 million in 2007.  In 2009, financing activities consisted principally of US$230 million of dividends distributed to partners and US$27.3 million of debt repayments.  In 2008, financing activities consisted principally of US$590 million of dividends distributed to partners and US$24.9 million of debt payments.

Exploration Costs; Capital Expenditures

Exploration

Yanacocha’s basic and advanced exploration costs during the period from 1992 through 2009 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from Yanacocha’s Receivables Securitization.  See Note 11 to the Yanacocha Consolidated Financial Statements.  During 2007, 2008 and 2009, Yanacocha incurred US$28.2 million, US$28.2 million and US$23.0 million, respectively, in exploration costs.  During 2010, Yanacocha plans to spend approximately US$12.7 million on exploration, which will be expensed, and an additional US$11.2 million related to delineation, characterization and sterilization activities for ore bodies that are currently classified as reserves, which will be capitalized.  Both expenditure estimates are exclusive of significant development engineering charges.  This budgeted amount will be expended mainly on the Minas Conga, La Quinua and San Jose deposits along with an extensive exploration program in district and regional properties that Yanacocha controls.

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2009 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from Yanacocha’s Receivables Securitization (see Note 11 to the Yanacocha Financial Statements).  Such capital expenditures have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of the two plants at Carachugo and Yanacocha that include a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha and the expansion of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations.  Yanacocha’s capital expenditures from its formation through December 31, 2009 totaled approximately US$2,807.4 million.  Yanacocha anticipates that its capital expenditures for 2010 will be approximately US$328.3 million, in connection with the continuation of the Minas Conga project, continuation of mine development at the El Tapado Oeste, Chaquicocha, La Quinua Sur and Maqui Maqui deposits, acquisition of high altitude mining trucks, leach pad expansions at La Quinua (Stage 7B) and Carachugo (Stage 10C), construction of a reverse osmosis plant for excess water treatment and the carbon column processing plant at Pampa Larga and the construction of a central warehouse at La Quinua.

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

Operating Results

Overview

We hold a 19.26 percent interest in Cerro Verde, which operates an open-pit and molybdenum mining complex located 20 miles southwest of Arequipa, Peru.  The site is accessible by paved highway.  The Cerro Verde mine has been in operation since 1976.  The Cerro Verde mine is a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization.  The predominant copper minerals are brochantite, chrysocolla, malachite and copper “pitch”.  Chalcocite and covellite are the most important secondary copper sulfide minerals.  Chalcopyrite and molybdenite are the dominant prymary sulfides.

Cerro Verde’s current operations consist of an open-pit copper mine and SX/EW leaching facilities.  Leach-copper production is derived from a 39,000 metric ton-per-day crushed leach facility and a ROM leach system.  This leaching operation has a capacity of approximately 200 million pounds of copper per year.  A 108,000 metric ton-per-day concentrator was completed in late 2006, and processing of sulfide ore began in the fourth quarter of 2006.  Annual production between 2010 and 2012 is expected to range from 579 to 654 million pounds of copper per year, of which 112 to 126 million pounds would be our equity share of production, and four to seven million pounds of molybdenum per year.

Cerro Verde has sufficient equipment to move an average of 380,000 metric tons of material per day using a fleet of 28 180-metric ton and 230-metric ton haul trucks loaded by six shovels with bucket sizes ranging in size from 21 to 53 cubic meters.  Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde receives electrical power under long-term contracts with Electroperu and Empresa de Generación Eléctrica de Arequipa. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs on the Rio Chili watershed that collect water primarily from seasonal precipitation. Cerro Verde’s participation in the Pillones Reservoir Project has secured water rights that Cerro Verde believes will be sufficient to support its currently planned operations. With the completion of the Bamputañe dam during 2009, an additional 40 million cubic meters of water storage was added to the system.

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

Accounting for depreciation represents a critical accounting estimate because the determination of reserves involves uncertainties with respect to the ultimate geology of the reserves and the assumptions used in determining the economic feasibility of mining those reserves, including estimated copper prices and costs of conducting future mining activities.  Additionally, changes in estimated recoverable proven and probable reserves and useful asset lives can have a material impact on net income.  Cerro Verde performs annual assessments of the existing assets, including a review of asset costs and depreciable lives, in connection with the review of mine operating and development plans.  When Cerro Verde determines that assigned asset lives do not reflect the expected remaining period of benefit, it makes prospective changes to those depreciable lives.

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of Cerro Verde’s management.  Ore reserve estimates are based upon engineering evaluations of samplings of drill holes.  The estimates of recoverable proven and probable reserves are prepared by the employees of Cerro Verde, and a majority of these estimates are reviewed and verified by independent experts in mining, geology and reserve determination.  At December 31, 2009, recoverable reserves included 24 billion pounds of copper.  These estimates involve assumptions regarding future copper prices, the geology of Cerro Verde mine, the mining methods that Cerro Verde uses and the related costs it incurs to develop and mine the reserves.  Changes in these assumptions could result in a material adjustment to Cerro Verde’s reserve estimates, which could result in changes to depreciation, depletion and amortization expense in future periods, with corresponding adjustments to net income.

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

Reclamation and Closure Cost

Reclamation is an ongoing activity that occurs throughout the life of a mine.  In accordance with IAS 37 “Provisions, contingent liabilities and contingent assets”, Cerro Verde records the fair value of the estimated asset retirement obligations, or AROs, associated with tangible long-lived assets in the period incurred.  Fair value is measured as the present value of cash flow estimates after considering inflation and then applying a market risk premium.  The cost estimates are reflected on a third-party cost basis and comply with the legal obligation to retire tangible, long-lived assets as defined by IAS 37.  These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not accounted for under IAS 37.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management judgment is required to estimate the extent and timing of expenditures based on life-of-mine planning.  Accounting for reclamation and closure costs represents an estimate because (i) Cerro Verde will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in the future and/or circumstances affecting the operations could change, either of which could result in significant changes to the current plans, (iii) calculating the fair value or the AROs in accordance with IAS 37 requires management to estimates projected cash flows, make long-term assumptions about inflation rates, determine the credit-risk adjusted rate and determine market risk premiums that are appropriate for the operations and (iv) given the magnitude of the estimated reclamation and closure costs, changes in any or all of these estimates could have a significant impact on net income.

Environmental obligations

Accounting for environmental obligations represents a critical accounting estimate because changes to environmental laws and regulations and/or circumstances affecting operations could result in significant changes to the estimates, which could have a significant impact on net income.  As management judgment and estimates are required to comply with applicable Peruvian GAAP guidance, on an annual basis, Cerro Verde reviews changes in facts and circumstances associated with the environmental obligations.  Judgments and estimates are based upon available fact, existing technology, presently enacted law and regulations, remediation experience, whether or not Cerro Verde is a Potentially Responsible Party, or PRP, and the ability of other PRPs to pay their allocated portions, taking into consideration reasonably possible outcomes.  The estimates can change substantially as additional information becomes available regarding the nature or extend of the contamination, required remediation methods and actions by or against governmental agencies or private parties.

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

Cerro Verde’s asset impairment evaluations required it to make several assumptions in determining estimates of future cash flows to determine fair value of its individual mining operations, including near and long-term metal price assumptions, estimates of commodity-based and other input costs, proven and probable reserves estimates, including any costs to develop the reserves and the timing of producing the reserves, and use of the appropriate discount rate. Cerro Verde’s December 31, 2008 impairment evaluation was based on price assumptions reflecting prevailing metals prices for three years.  As a result of the evaluation of the value in use of our long-lived assets, Cerro Verde determined that it was not required to record a loss due to the impairment of its long-lived assets.

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

Results of Operations for the Twelve Months Ended December 31, 2009 and 2008

Net sales.  Net sales, including market to market adjustments for pounds of copper pending settlement, decreased by 4.3% percent, from US$1,835.9 million in 2008 to US$1,757.5 million in 2009, principally due to a decrease in metric tons sold during 2009, partially offset by an increase in the average realized price of copper.  The following tables reflect the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009		Variation
Average price
Copper (US$/MT)	US$	5,557	US$	5,806	4.5%

Volume sold
Copper (MT)		322,908		302,683	-6.3%

Average realized copper prices per metric ton increased from US$5,557 in 2008 to US$5,806 in 2009.  The volume of copper sold decreased from 322,908 metric tons in 2008 to 302,683 metric tons in 2009, mainly due to a decrease in the volume of copper concentrates sold.  The combined effect of these changes resulted in a US$78.4 million decrease in income from sales of copper in 2009 compared to 2008.

Total costs of sales.  Total costs of sales decreased by 11.51 percent, from US$596.7 million in 2008 to US$528.0 million in 2009, due to the following:

(a) Material and supplies consumption costs decreased by 5.23 percent from US$262.1 million in 2008 to US$248.4 million in 2009, primarily related to a decrease in the utilization of materials, supplies and spare parts and a decrease in maintenance costs for Cerro Verde’s concentrator plant.

(b) Depreciation and amortization costs decreased by 3.47 percent from US$80.7 million in 2008 to US$77.9 million in 2009, due principally to the adjustment of the cost value related to intangible assets and a decreased depreciation charge in 2009.

(c) Energy costs decreased by 5.41 percent from US$51.8 million in 2008 to US$49.0 million in 2009, mainly due to lower energy consumption in the milling and molybdenum processes and a reduction in the price of electricity.

(d) Labor costs decreased by 6.17 percent from US$68.1 million in 2008 to US$63.9 million in 2009, mainly due to a slight decrease in personnel in 2009, partially offset by the payment of a bonus in accordance with the union agreement negotiated with the Sindicato Unico de Trabajadores de Sociedad Minera Cerro Verde in September 2008.

Total operating expenses.  Operating expenses decreased by 23.55 percent from US$137.6 million in 2008 to US$105.2 million in 2009, due to changes in the following components:

(a) Selling expenses decreased by 13.06 percent from US$78.1 million in 2008 to US$67.9 million in 2009, mainly due to the decreased volume of copper sold during 2009;

(b) Other operating expenses decreased by 67.6 percent from US$29.9 million in 2008 to US$9.7 million in 2009 principally due to decreased expenses under a provision related to the construction of a water treatment plant in Arequipa, which totaled US$7.8 million in 2009 as compared to US$25.8 million in 2008; and

(c) Negotiated payment (voluntary contribution) expense decreased by 6.44 percent from US$29.5 million in 2008 to US$27.6 million in 2009.

Operating income.  As a result of the foregoing, operating income increased by 2.06 percent, from US$1,101.5 million in 2008 to US$1,124.2 million in 2009.

Financial income.  Financial income decreased by 91.63 percent from US$20.3 million in 2008 to US$1.7 million in 2009, primarily related to decreased interest earned by Cerro Verde in marketable securities due to lower interest rates in the market during 2009.  As of December 31, 2009 and 2008, these investments amounted to US$199.9 million and US$460.1 million, respectively.

Financial expense.  Financial expense decreased by 100 percent from US$7.9 million in 2008, mainly due to the prepayment of all of Cerro Verde’s outstanding corporate bonds in September 2008.  As of December 31, 2009, Cerro Verde had no outstanding indebtedness.

Workers’ profit sharing.  Workers’ profit sharing expense, including current and deferred expenses, increased by 5.1 percent from US$88.4 million in 2008 to US$92.9 million in 2009.  Current workers’ profit sharing expense decreased from US$100.6 million in 2008 to US$57.7 million in 2009 due to a reduction in taxable net income during 2009.  Deferred workers’ profit sharing expense increased from a benefit of US$12.2 million in 2008 to an expense of US$35.2 million in 2009.  The US$47.4 increase in deferred workers’ profit sharing expense is primarily related to provisional sales adjustments.

Income tax.  Income tax expense, including current and deferred expenses, increased by 5.2 percent from an expense of US$304.8 million in 2008 to an expense of US$320.7 million in 2009.  Current income tax expense decreased from US$346.9 million in 2008 to US$199.2 million in 2009 due to a reduction in taxable net income during 2009.  Deferred income tax expense increased from a benefit of US$42.1 in 2008 to an expense of US$121.5 in 2009, primarily related to provisional sales adjustments.

On February 13, 1998, Cerro Verde signed an Agreement of Guarantees and Measures to Promote Investment with the Government of Peru, under the Peruvian General Mining Law.  Upon the approval of the agreement, Cerro Verde is subject to the tax in force at May 6, 1996.  Cerro Verde has tax stability for a period of fifteen years counted from January 1, 1999.  Pursuant to Supreme Decree No. 07-94-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase Cerro Verde’s productivity.  This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the MEM.  Under the terms of this reinvestment program, Cerro Verde reinvested an aggregate of approximately US$800 million of its earnings during 2005, 2006 and 2007.  On October 30, 2009 through Resolution No. 213-2009/MEM-DGM, the MEM approved the implementation of the reinvestment program for an amount of US$800 million.  At the General Shareholders’ Meeting on December 2, 2009, Cerro Verde’s shareholders approved the capitalization of retained earnings to comply with the legal status due to which Cerro Verde retains its right to the reinvestment mechanism established in article 72(b) of the General Mining Law.  As a result of this agreement Cerro Verde’s new capital stock increased to US$991 million, and the nominal value of the each share was increased to US$2.83.

Net income.  As a result of the foregoing, net income decreased by 1.38 percent from US$718.4 million in 2008 to US$708.4 million in 2009.  As a percentage of net sales, net income was 40.3 percent in 2009, compared with 39.1 percent in 2008.

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

	Year ended December 31,
	2007		2008		Variation
Average realized price
Copper (US$/MT)	US$	6,743	US$	5,557	-17.6%

Volume sold
Copper (MT)		266,132		322,908	21.3%

Average realized copper prices per metric ton decreased from US$6,743 in 2007 to US$5,557 in 2008.  The volume of copper sold increased from 266,132 metric ton in 2007 to 322,908 metric ton in 2008, mainly due to the increase in the volume of copper concentrates sold.  The combined effect of these changes resulted in a US$41.3 million increase in income from sales of copper in 2008 compared to 2007.

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

(d) Labor costs increased by 68.98 percent from US$40.3 million in 2007 to US$68.1 million in 2008, mainly due to an increase in the number of employees at Cerro Verde and the payment of a bonus in accordance with the union agreement negotiated with the Sindicato Unico de Trabadores de Sociedad Minera Cerro Verde in September 2008.

Total operating expenses.  Operating expenses increased by 30.4 percent from US$105.5 million in 2007 to US$137.6 million in 2008, due to changes in the following components:

(a) Selling expenses increased by 43.6 percent from US$54.4 million in 2007 to US$78.1 million in 2007, mainly due to increased ocean freight expenses incurred as a result of the increased volume of copper concentrate sold during 2008; and

(b) Other operating expenses increased by 1,145.8 percent from US$2.4 million in 2007 to US$29.9 million in 2008 principally due to a provision related to the construction of a water treatment plant in Arequipa for US$25.8 million during 2008; partially offset by

(c) Negotiated payment (voluntary contribution) expense decreased by 39.4 percent from US$48.7 million in 2007 to US$29.5 million in 2008.  In 2007 Cerro Verde recorded a total contribution of US$48.7 million, which included US$16.7 million for 2006 and US$32.0 million for 2007, respectively.  Cerro Verde recorded an expense of US$29.5 million related to voluntary contribution for 2008.

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

Liquidity and Capital Resources

As of December 31, 2009, Cerro Verde had cash and cash equivalents of US$203.3 million, compared to US$481.7 million at December 31, 2008.

Cash provided by operating activities for the years ended December 31, 2009 and 2008. Net cash and cash equivalents provided by operating activities were US$399.6 million in 2009 and US$903.9 million in 2008.  The decrease in net cash flow provided by operating activities in 2009 compared with 2008 was mainly attributable to the following factors: decreased collections from customers, from US$1,797.4 million in 2008 to US$1,302.2 million in 2009; decreased payments to suppliers and third parties, from US$608.5 million in 2008 to US$516.4 million in 2009; decreased payments to personnel, from US$162.4 million in 2008 to US$114.7 million in 2009; decreased payments of other expenses due to contributions in favor of local government from US$97.4 million in 2008 to US$28 million in 2009; and decreased payments of income tax, from US$393.1 million in 2008 to US$215.4 million in 2009.

Cash provided by operating activities for the years ended December 31, 2008 and 2007. Net cash and cash equivalents provided by operating activities were US$903.9 million in 2008 and US$1,118.6 million in 2007.  The decrease in net cash flow provided by operating activities in 2008 compared with 2007 was mainly attributable to the following factors: increased collections from customers, from US$1,647.7 million in 2007 to US$1,797.4 million in 2008; offset by increased payments to suppliers and third parties, from US$374 million in 2007 to US$608.5 million in 2008; increased payments to personnel, from US$82.2 million in 2007 to US$162.4 million in 2008; increased payments of other expenses due to contributions in favor of local government from US$2.4 million in 2007 to US$97.4 million in 2008; and increased payments of income tax, from US$138.9 million in 2007 to US$393.1 million in 2008 due to final tax payments of 2007 realized in 2008 for approximately US$129.6 million.

Cash used in investing activities.  Net cash and cash equivalents used in investing activities were US$91.3 million in 2009, US$133.8 million in 2008 and US$99.8 million in 2007.

Cash used in investing activities for the years ended December 31, 2009 and 2008.  Net cash used in investing activities decreased from US$133.8 million in 2008 to US$91.3 million in 2009, mainly due to decreased purchases of property, plant and equipment.

Cash used in investing activities for the years ended December 31, 2008 and 2007.  Net cash used in investing activities increased from US$99.9 million in 2007 to US$133.8  million in 2008, mainly due to increased purchases of property, plant and equipment, as well as the extension of drainage, filtering and development systems for leachpad number one.

Cash provided by (used in) financing activities.  Net cash and cash equivalents used by financing activities were US$586.6 in 2009, US$918.8 million in 2008 and net cash and cash equivalents provided by financing activities were US$743.2 million in 2007.

Cash provided by financing activities for the years ended December 31, 2009 and 2008.  The decrease in net cash flow provided by financing activities in 2009 compared with 2008 was mainly attributable to a US$468.4 million decrease in dividend payments, partially offset by a US$215 million payment of premium capital in 2009.

Cash provided by financing activities for the years ended December 31, 2008 and 2007.  The increase in net cash flow provided by financing activities in 2008 compared with 2007 was mainly attributable to a US$220 million increase in dividend payments, partially offset by US$44.5 million on payments of financial obligations.

Long-term Debt

In February 2005, the board of directors of Cerro Verde approved an approximately US$850 million expansion and financing of the Cerro Verde mine.  On September 30, 2005, Cerro Verde obtained, debt-financing facilities in an overall amount of US$450 million, including US$90 million through an offering of corporate bonds.  The cash invested by us, Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation in connection with the capital increase financed approximately US$420 million of the expansion for the year ended December 31, 2006.

Effective on January 17, 2007 Cerro Verde terminated its commitments with each lender under its credit facilities. In addition, Cerro Verde redeemed all of its outstanding bonds for US$74.6 million, including principal and interest, during 2008.  As of December 31, 2009, Cerro Verde had no debt outstanding.

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

Tabular Disclosure of Contractual Obligations

Our Contractual Obligations

The following table shows our contractual obligations as of December 31, 2009:

		Payments due by Period (US$ in millions)
		Less than or equal to	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-Term Debt (1)	162.1	21.8	89.4	50.9	–
Capital Lease Obligations	16.3	14.9	1.4	–	–
Reclamation and Remediation Liability	187.7	6.6	13.5	19.7	147.9
Open Purchase Orders	140.8	140.8	–	–	–
Other Long-Term Obligations (*)	–	–	–	–	–

Total Contractual Cash Obligations	506.9	184.1	104.3	70.6	147.9

(1)  Long-Term Debt as of December 31, 2009 included US$205.33 million outstanding under the Syndicated Term Loan, which was repaid in full in March 2010.

As of December 31, 2009, we had no other commercial commitments.

Yanacocha’s Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2009:

		Payments due by Period (US$ in millions)
		Less than or equal to	1-3	4-5	After 5
	Total	year	years	years	years
Long-Term Debt	162.1	21.8	89.4	38.9	12.0
Capital Lease Obligations	16.3	14.3	2.0	–	–
Reclamation and Remediation Liability	191.4	3.7	20.7	14.8	152.2
Open Purchase Orders	–	–	–	–	–
Other Long-Term Obligations (*)	–	–	–	–	–

Total Contractual Cash Obligations	369.8	39.8	112.1	53.7	164.2

(*)      Other long-term contracts include deferred workers compensation obligations, power and fuel supply contract commitments and fuel and inventory obligations.

Cerro Verde’s Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2009:

		Payments due by Period (US$ in millions)
		Less than or equal to	1-3	4-5	After 5
	Total	1 year	years	years	years
Provision for remediation and mine closure	18.6	–	–	–	18.6

Total Contractual Cash Obligations	18.6	–	–	–	18.6

ITEM 6.	Directors, Senior Management and Employees

Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law.  Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors.  The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting, for a three year term.  The last election took place on March 27, 2008, and the next election is scheduled for March 2011.  See “Item 10.  Additional Information—Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Alberto Benavides(1)	89	Chairman of the Board	1980	March 2011
Norman Anderson	79	Director	1994	March 2011
Luis Coleridge	73	Director	2000	March 2011
Aubrey Laurence Paverd	71	Director	2002	March 2011
Felipe Ortiz-de-Zevallos	62	Director	2003	March 2011
Roque Benavides	55	Director	2004	March 2011
Germán Suárez	68	Director	2005	March 2011

Executive Officers
Roque Benavides(1)	55	President and Chief Executive Officer	2001
Carlos E. Gálvez	57	Vice President and Chief Financial Officer	2001
Raúl Benavides(1)	54	Business Development Vice President	1997
Alejandro Hermoza	48	Vice President Community Relations	2008
Francois Muths	58	Operations Vice President	2007
César E. Vidal	55	Explorations Vice President	1996
José Miguel Morales(1)	64	General Counsel	1970
Carlos Humberto Rodríguez	65	Comptroller	1984

(1)	Alberto Benavides de la Quintana is the father of Roque Benavides Ganoza and Raúl Benavides Ganoza and the father-in-law of José Miguel Morales Dasso.

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

Roque Benavides, Director, President and Chief Executive Officer and member of the Nominating/Corporate Governance Committee.  Mr. Benavides has been a director since July 2004 and was our Chief Financial Officer from 1985 to February 2001, when he was appointed President and Chief Executive Officer.  Prior to that time, he served as Assistant to our Chairman of the Board from 1980 to 1985 and as a Project Engineer from 1977 to 1979.  Mr. Benavides also has been an alternate member of the Executive Committee of Yanacocha since 1992.  In addition, he is an alternate board member of Cerro Verde and was the General Manager of Recuperada S.A., formerly one of our majority-owned subsidiaries that has since merged into us, from 1981 to 1996.  He currently is serving as an executive officer and as a director of several of our related companies.  He also has served as a director of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy) since 1988, serving as Chairman of the Board from 1993 to 1995.  Mr. Benavides served as chairman of the Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) from 1999 to March 2001.  In 2001, Mr. Benavides was appointed Vice Chairman of the World Gold Council and Vice Chairman of the Silver Institute in 2007.  Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Católica del Perú (Pontifical Catholic University of Peru) in Lima, Peru in 1977 and an M.B.A. from Henley, The Management College of Brunnel University in 1980, completed the Program for Management Development at the Harvard Business School in 1985 and the Advanced Management Program at Templeton College of Oxford University in 1997.  He is a board member of Banco de Credito and Cementos Lima, both Peruvian companies.

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

Compensation

During the year ended December 31, 2009, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$5.0 million, including director’s fees accrued in 2008 and paid in 2009.  We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual directors or executive officers.

We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs.  This program is in effect as long as the executives are employed by us at the settlement date of the program.  See Note 13(c) to the Financial Statements.

Board Practices

The Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or the General Meeting, and reviewing the scope of internal and external audits.  The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities, or CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits.  The members of the Audit Committee are currently Messrs. Coleridge, Ortiz-de-Zevallos and Suárez.

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

Employees

At December 31, 2009, we and our subsidiaries had 2,408 employees, of which 2,093 were on our payroll.  In addition, we have entered into arrangements with independent contractors, which employed 6,145 persons who worked at our operations.  We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce.  As of December 31, 2009, the average tenure of our permanent laborers at the Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Antapite mines (the only mines for which we have long-term historical records) was approximately 14 years.

Of our 1,486 permanent employees, approximately 58 percent are members of nine different labor unions (including three unions and one labor union committee for clerical workers and five unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us.  There are also three new unions for workers employed by independent contractors that were formed in 2008 and 2009, in our mines at Uchucchacua, Antapite and Orcopampa.

Each of the labor unions is a company-based union with an affiliation to a national union.  Administrative personnel are not represented by unions.  Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal.  These collective bargaining agreements are typically one year in length and set wages for the applicable period, including increases as negotiated and certain other employee benefits, such as overtime, bonuses and family benefits.

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

Share Ownership

As of April 30, 2010, our directors and executive officers, as a group, owned 51,181,384 Common Shares, representing 20.18 percent of all the 253,729,664 common shares outstanding.  Our directors and executive officers do not own any Investment Shares.

ITEM 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of April 30, 2010, we had 274,889,924 Common Shares, including 21,130,260 treasury shares, and 744,640 Investment Shares, including 61,976 treasury shares.  The Common Shares are voting securities.  The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of April 30, 2010 with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Control of the Company

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Benavides Family(1)	73,710,843	26.82	211,000	28.33	73,921,843	26.82
Blackrock Investment Management (UK) Ltd.	29,102,980	10.59	—	—	29,102,980	10.56
Cia Minera Condesa S.A.	21,160,260	7.70	61,976	8.32	21,222,236	7.70
Blackrock Global Funds-World Mining Fund	12,450,000	4.53	—	—	12,450,000	4.52
Blackrock Global Funds-World Gold Fund	12,350,000	4.49	—	—	12,350,000	4.48
Blackrock Global Investors	9,287,782	3.38	—	—	9,287,782	3.37
Integra, AFP	10,640,152	3.87	—	—	10,640,152	3.86
Prima, AFP	10,589,472	3.85	—	—	10,589,472	3.84
Fidelity Management & Research	8,594,479	3.13	—	—	8,594,479	3.12
Horizonte, AFP	7,427,952	2.70	—	—	7,427,952	2.70
Profuturo, AFP	5,267,371	1.92	—	—	5,267,371	1.91
Directors and Executive Officers as a Group	51,181,384	18.62	—	—	51,184,384	18.57

(1)	Includes Common Shares directly or indirectly owned by Alberto Benavides de la Quintana and certain members of his immediate and extended family and their spouses.

(2)	The beneficial ownership of Common Shares adds up to more than 100 percent due to participation by certain members of the Benavides Family as Directors and/or Executive Officers.

As of April 30, 2010, we estimate that 140,404,017 ADSs were held in the United States, which represented approximately 51.08 percent of Common Shares outstanding.  The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 54 institutions.

Related Party Transactions

Except as otherwise disclosed herein, no director, senior officer, principal shareholder or any associate or affiliate thereof had any material interest, direct or indirect, in any transaction since the beginning of our last financial year that has materially affected us, or in any proposed transaction that would materially affect us.  Except as otherwise disclosed herein, we have entered into no transactions with parties that are not “related parties” but who would be able to negotiate terms not available on an arm’s-length basis.  From time to time in the ordinary course of business, we enter into management, exploration, mine construction, engineering and employment contracts with joint venture companies in which one or more of our direct or indirect subsidiaries holds equity or partnership interests.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3 percent royalty based on quarterly sales, after deducting refinery and transportation costs.  Royalties amounted to US$34.0 million, US$48.8 million and US$62.3 million in 2007, 2008 and 2009, respectively, and are presented as royalty income in our consolidated statements of income.

Condesa received cash dividends from Yanacocha of approximately US$43.7 million, US$257.5 million and US$100.4 million in 2007, 2008 and 2009, respectively.

Cash dividends received from Cerro Verde amounted to approximately US$114.7 million in 2007, US$156.1 million in 2008 and US$128.1 million in 2009.

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services.  Pursuant to the agreement, the services performed relate to the construction of mining projects and include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations.  This contract expired on December 31, 2004 and was renewed in January 2005.  The revenues related to this service contract amounted to approximately US$0.72 million for the year ended December 31, 2009, US$1.1 million for the year ended December 31, 2008 and US$4.0 million for the year ended December 31, 2007.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation.  Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001.  In exchange for us operating and managing the transmission project, Yanacocha pays an annual fee of US$3.7 million.  The revenues for these services amounted to approximately US$4.8 million, US$4.8 million and US$4.4 million in 2009, 2008 and 2007 respectively.

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

The dividend policy establishes that dividends will be not less than 20 percent of our net profits.  In principle there are two kinds of dividend payments: the interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions.  However, the amount and timing of such payments is subject to the final approval at such annual obligatory shareholders’ meeting and Board meeting, as well as to the availability of earnings to distribute.  According to the Peruvian Companies Law, shareholders can request a dividend of 50 percent or less of the previous year’s after-tax profits, net amounts allocated to the legal reserve, if there is an affirmative vote among holders of at least 20 percent of the total Common Shares outstanding.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement.  Cash dividends are paid to the Depositary in Nuevos Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses.  Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary.  Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding income tax of 4.1 percent.  See “Item 10.  Additional Information—Taxation—Peruvian Tax Considerations.”

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2005 to 2009.  Dividends with respect to the years 2005 to 2009 were paid per Common Share and ADS.

Year ended December 31,	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2005(1)	0.6102	0.7216	1.3318	0.6102	0.7216	1.3318	0.6102	0.7216	1.3318
2006(2)	0.25	0.37	0.62	0.25	0.37	0.62	0.25	0.37	0.62
2007(2)	0.18	0.22	0.40	0.18	0.22	0.40	0.18	0.22	0.40
2008(2)	0.09	0.02	0.11	0.09	0.02	0.11	0.09	0.02	0.11
2009(2)	0.02	0.14	0.16	0.02	0.14	0.16	0.02	0.14	0.16

(1)	Interim and final dividend amounts are expressed in nominal Nuevos Soles as of December 31, 2005.
(2)	Interim and final dividend amounts are expressed in U.S. Dollars.

Minority Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of the minority shareholders that were formerly contained in Law No. 26985, which had been abrogated.  Legislative Decree No. 1061, effective since June 29, 2008, has amended certain of these provisions.  Pursuant to Article 262-A of the Peruvian Companies Law, we will issue a notice within sixty days after the Annual Obligatory Shareholders Meeting, or after the expiration of the three-month period after the end of the prior fiscal year in which such Annual Obligatory Meeting is required to be held, the total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares; the total amount of uncollected dividends; and where shares and dividends pending claim are available for the minority shareholders.  The publication must be made in the official gazette “El Peruano”, on our website and on CONASEV’s website.  Article 262-B describes the procedure to request share certificates and/or dividends.  Pursuant to Article 262-C, we are required to submit to CONASEV within 60 days after having posted the notice on our website and on CONASEV’s website, the list of shareholders that have and have not picked up their share certificates and/or have or have not collected their dividends and evidence that such notice was made.  Article 262-D provides that CONASEV, upon the review of appropriate documentation submitted by us, will issue a certificate stating that we have complied with the rules for the protection of the minority shareholders.  Article 262-F describes the procedure for handling any claim that the minority shareholders may file, such claims to be solved by CONASEV.

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

As of April 30, 2010, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares.  The Common Shares represent 100 percent of our outstanding share capital.  The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital.  As of April 30, 2010, there were 1,320 owners of record of the Common Shares and 959 owners of record of the Investment Shares.

Historical Information

The Series B Shares and the ADSs which represented the Series B Shares (each ADS represented two Series B Shares) were listed, and the ADSs were traded, on the New York Stock Exchange from May 31, 1996 until May 2, 2002, under the symbol “BVN.”  In addition, the Series B Shares were listed and traded on the Lima Stock Exchange from May 15, 1996 until May 2, 2002.  The ADSs which represented the Series B Shares were issued under the terms of a Deposit Agreement dated May 20, 1996, among ourselves, the Depositary and the owners and beneficial owners of ADSs.  The Series A Shares were listed and traded on the Lima Stock Exchange since 1971.

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

		Common Shares(1)			ADSs(2)			Investment Shares(1)
		Trading Volume	High(3)	Low(3)	Trading Volume	High(3)	Low(3)	Trading Volume	High(3)	Low(3)
		(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

	2005	3.03	109.00	65.06	106.57	32.54	19.93	0.09	80.70	51.00
	2006	2.33	106.50	77.12	173.71	32.49	22.81	0.04	88.00	73.00
	2007	1.53	186.00	82.50	137.20	61.00	25.39	0.02	126.50	82.00
	2008	1.63	118.75	33.00	274.92	42.89	9.00	0.02	90.00	40.00
	2009	2.53	122.00	45.05	345.53	42.69	14.00	0.61	90.00	40.00

Quarterly highs and lows

2008
	1st quarter	0.20	118.75	94.08	52.20	42.89	27.91	0.01	77.50	65.05
	2nd quarter	0.15	100.50	85.21	42.99	37.51	29.21	0.01	90.00	75.00
	3rd quarter	0.49	97.50	50.05	84.21	35.67	15.87	0.01	87.50	57.99
	4th quarter	0.80	72.55	33.00	95.53	24.82	9.00	0.01	58.00	40.00

2009
	1st quarter	0.81	76.50	45.05	96.05	25.11	14.00	0.59	76.50	40.00
	2nd quarter	0.92	85.50	63.20	76.49	29.93	19.09	0.01	45.94	44.25
	3rd quarter	0.26	101.00	66.00	78.24	35.35	20.81	0.01	55.00	47.00
	4th quarter	0.56	122.00	89.00	94.78	42.69	30.85	0.01	90.00	50.00

Monthly highs and lows
2009
	November	0.20	120.50	100.00	27.19	42.43	33.06	0.01	76.50	72.00
	December	0.15	122.00	89.00	32.27	42.69	30.85	0.01	90.00	78.00
2010
	January	0.14	112.00	92.20	23.26	38.84	31.22	0.01	86.00	83.00
	February	0.02	96.00	83.00	22.90	34.87	28.59	0.01	80.00	78.00
	March	0.12	98.30	87.00	26.73	35.31	29.48	0.01	82.50	81.00
	April	0.04	99.00	87.90	24.92	35.44	29.84	0.01	82.00	80.00

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year.  Additional General Meetings may be held during the year.  Because we are a sociedad anónima abierta, we are subject to the special control of CONASEV, as provided in Article 253 of the Peruvian Companies Law.  If we do not hold the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholder meeting required by the Peruvian Companies Law or our By-Laws, CONASEV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting, which will take place in a reasonable period of time.  Other shareholder meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least five percent of the Common Shares, provided that such Common Shares do not have their voting rights suspended.  If, at the request of holders of five percent of the Common Shares, the shareholder meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, or we expressly refuse to convene the shareholder meeting, CONASEV will call for such meeting.  If CONASEV calls for a shareholders meeting, CONASEV will indicate the place, time and hour of the meeting, the agenda and the person who will preside.  If it is a meeting other than the Annual Obligatory Meeting or a shareholder meeting required by the Peruvian Companies Law or the By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting.  Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 016-2004-EF/94.10 and Resolución CONASEV No. 015-2005-EF/94.10, approved provisions related to the right of the minority shareholders to obtain information regarding a sociedad anónima abierta such as us and to request CONASEV to call a shareholders meeting if it is not called by the sociedad anónima abierta upon request, for which purpose Resolución CONASEV No. 007-2006-EF/94.10 will apply.  Notwithstanding the notice requirements as described in the preceding two sentences, any shareholder meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholder meeting and accepts the business to be discussed therein.  Holders of Investment Shares have no right to request the Board to convene shareholder meetings.

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

Material Contracts

On May 21, 2008, we borrowed a US$450 million Syndicated Term Loan under a new Term Loan Agreement.  Borrowing under the Syndicated Term Loan will bear interest at a rate per annum equal to LIBOR plus 2.25%.  Interest and installments of principal equal to 1/20th of the aggregate principal amount borrowed will be payable quarterly until maturity in May 2013 (on which date all amounts outstanding will be payable).  The Syndicated Term Loan may be prepaid at our option, subject to a prepayment fee of (i) 0.4% of the principal amount of the loan prepaid on or before May 21, 2009, (ii) 0.3% of the principal amount of the loan prepaid on or before May 21, 2010 or (iii) 0.2% of the principal amount of the loan prepaid after May 21, 2010.  Obligations under the Syndicated Term Loan are guaranteed by our wholly-owned subsidiary, Condesa.

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

In August, September and November 2008, we prepaid US$49.5 million, US$38.5 million and US$60.0 million, respectively, of the outstanding Syndicated Term Loan, in each case without prepayment penalties or charges.  As of December 31, 2009, approximately US$205.3 million remained outstanding under the Syndicated Term Loan.  On March 1, 2010, we repaid the full amount outstanding under the Syndicated Term Loan together with a prepayment fee of US$0.6 million.

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

Pursuant to the Peruvian Income Tax Law, regardless of whether or not the transferor is domiciled in Peru, the amount of any taxable capital gain shall be the excess of the sale price of the capital assets over the taxable cost.

Effective up to December 31, 2009, capital gains resulting from the sale or other disposition of ADSs or Common Shares, issued by legal entities incorporated in Peru, were exempted from Peruvian income tax if (i) in the case of non-habitual individuals (i.e., individuals who do not frequently trade securities), the transaction was effected on or before December 31, 2009; and (ii) in the case of shareholders other than individuals, the transaction was effected on a Peruvian stock exchange (floor session) on or before December 31, 2009.

Effective January 1, 2010, capital gains resulting from the sale or other disposition of ADSs or Common Shares issued by legal entities incorporated in Peru are subject to Peruvian income tax.  If the transferor is a legal entity not domiciled in Peru, the gross capital gain will be subject to a 5% Peruvian income tax if the transaction is effected on a Peruvian stock exchange (floor session) and to a 30% Peruvian income tax if the transaction is effected elsewhere.  If the transferor is an individual not domiciled in Peru, the gross capital gain, in excess of a non taxable income of approximately US$6,300 per fiscal year, will be subject to a 5% Peruvian income tax if the transaction is effected on a Peruvian stock exchange (floor session) and to a 30% income tax if the transaction is effected elsewhere.

If the transferor is a legal entity domiciled in Peru, the capital gain will be treated as any other taxable income subject to the regular 30% annual income tax rate.  If the transferor is an individual domiciled in Peru, net capital gains in excess of a non taxable income of approximately US$6,300 per fiscal year will be subject to a 6.25% annual income tax rate whether the transaction is effected on a Peruvian stock exchange or not and independent of how many transactions are effected by such individual.  In this case, the 6.25% income tax rate will be applicable on the annual net capital gain, which is calculated by deducting from the annual gross capital gain the following (in the order listed): (i) the non taxable income of approximately the first US$6,300; (ii) 20 percent of the annual gross capital gain; and (iii) annual losses resulting from the sale or other disposition of shares during the same fiscal year.

If the transferor, either an individual or a legal entity, whether or not it is domiciled in Peru, acquired the ADSs or Common Shares that were exempt before January 1, 2010, as per a special provision of the Income Tax Law, the taxable cost will be the higher of either (i) the acquisition cost; (ii) the face or nominal value of the shares; or (iii) the stock market value at closing on December 31, 2009.

If the transferor, whether domiciled or not in Peru, acquires the ADSs or Common Shares on or after January 1, 2010, the taxable cost will be: (i) in the case of shares that were purchased by the transferor, the acquisition price paid for the shares; (ii) in the case of shares received by the transferor as a result of a capital stock increase because of a capitalization of net profits, the face or nominal value of such shares; and, (iii) in the case of other shares received free of any payment, the stock market value of such shares if listed on a Peruvian stock exchange or, if not, the face or nominal value of such shares. The taxable cost will be established in accordance with these same rules if the ADSs or Common Shares were acquired before January 1, 2010 and, as of December 31, 2009, the acquired shares were exempt, whether the transferor is an individual or a legal entity and regardless of whether or not it is domiciled in Peru. When the transferor has acquired or received the shares through any of the acquisition alternatives previously mentioned or through other opportunities, the taxable cost will be established by its weighted average cost.

If the transferor is not domiciled in Peru, the Peruvian income tax on capital gains will be paid within the first twelve working days of the month following the receipt of the sale price by the non-domiciled transferor if (i) the sale is effected on a Peruvian stock exchange, in which case the 5% Peruvian income tax rate is applicable; or (ii) if the sale is effected elsewhere, but the purchaser is not domiciled in Peru, in which case the 30% Peruvian income tax rate is applicable.  If the purchaser is domiciled in Peru and the sale is not peformed on a Peruvian stock exchange, the purchaser will act as withholding agent and will withhold the 30% Peruvian income tax rate from the purchase price and pay it directly to the Tax Authority.

If the transferor is domiciled in Peru, such transferor takes sole responsibility for its Peruvian income tax on capital gains resulting from the sale or other disposition of ADSs or Common Shares, regardless of whether such securities are listed on a Peruvian stock exchange or elsewhere.

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

Capital Gains

U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary.  U.S. Holders will not recognize gain or loss on deposits or withdrawals of Common Shares in exchange for ADSs or on the exercise of preemptive rights.  Any gain recognized by a U.S. Holder generally will be treated as United States source income.  Consequently, in the case of a disposition of Common Shares or ADSs in a transaction subject to Peruvian tax, the U.S. Holder may not be able to claim the foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit.  Generally, gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year.  Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of tax.  With respect to sales occurring on or after May 6, 2003, but before January 1, 2011, the long-term capital gain tax rate for an individual U.S. Holder is 15 percent.  For sales occurring after December 31, 2010, under current law the long-term capital gain rate for an individual U.S. Holder is 20 percent.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended.  In accordance with these requirements, we file annual reports and other information to the SEC.  These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279-0001.  Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.  Form 20-F reports and some of the other information submitted by us to the SEC may be accessed through this web site.

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

Between 2003 and 2008, we modified the terms of certain derivative instruments in order to qualify them as normal sales contracts and eliminated the fixed or maximum price component on all of our outstanding gold commitments.  These modifications required us to make aggregate payments of US$832.84 million during 2007 and 2008.  As a result of these transactions, we are now completely unhedged as to the price at which our gold and silver will be sold.  See “Item 3.  Key Information—Risk Factors—Factors Relating to the Company—Prices of Gold, Silver and Copper” and “—Hedging.”

As of May 31, 2010, we had no fixed price commitments for the sale of our metals.  As of May 31, 2010, we had no silver derivative contracts or gold convertible put option contracts in place.

At El Brocal, we implemented a base metal hedging policy for a maximum of 25 percent of El Brocal’s total payable metal contained per year, for up to three years.  As of March 31, 2010 all transactions entered have been forward pricing operations through non-delivery (Asian) swaps and average price options through non-delivery zero cost (Asian) option collars.  Outstanding hedging commitments for 2010 to 2011 amount to 13 percent of payable metal and are as follows: (i) 8,775 metric tons of copper at an average range of US$5,667 to US$7,378 per metric ton, (ii) 6,800 metric tons of lead at an average price of US$2,454 per metric ton and (iii) 3,900 metric tons of zinc at an average price of US$2,520 per metric ton.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding at May 31, 2010.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars.  The assets and liabilities in different currencies from the U.S. dollar (Nuevos Soles) are not significant.  We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. dollar will not significantly affect the results of our future operations.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates.  See Note 29 to the Financial Statements.  Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

ITEM 12.          Description of Securities Other Than Equity Securities

American Depositary Shares

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.  The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$.02 (or less) per ADS	•	Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
US$.02 (or less) per ADSs per calendar year	•	Depositary services
Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	•	As necessary

Fees Incurred in Past Annual Period

From January 1, 2009 to May 31, 2010, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Fees to be Paid in the Future

The Depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program.  The Depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the Depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II

ITEM 13.          Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework.  Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2009.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2009, based on based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Compañía de Minas Buenaventura S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 of Compañía de Minas Buenaventura S.A.A. and subsidiaries and our report dated May 31, 2010, expressed an unqualified opinion thereon.

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ MARCO ANTONIO ZALDÍVAR

Marco Antonio Zaldivar
C.C.P.A. Register No. 12477

Lima, Peru
May 31, 2010

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.       Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Medina, Zaldivar, Paredes & Asociados, a member firm of Ernst & Young Global, be elected as the independent auditor for 2009. Medina, Zaldivar, Paredes & Asociados has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2008 and 2009, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Medina, Zaldivar, Paredes & Asociados for 2008 and 2009.

	Year ended December 31,
	2008		2009
Audit Fees	US$	656,695	US$	775,013
Tax Fees	US$	154,264	US$	205,545
Total	US$	810,959	US$	980,558

Audit Fees.  Audit fees in the above table are the aggregate fees billed by Medina, Zaldivar, Paredes & Asociados in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits.  In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2008 and 2009.

Tax Fees.  Tax fees in the above table are fees billed by Medina, Zaldivar, Paredes & Asociados in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor.  The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy.  In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service.  The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members an engagement letter is executed.  The Audit Committee approved all audit, tax and audit-related fees in 2009.

ITEM 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2009, neither we nor any person acting on our behalf made any purchase of our Common Shares.

ITEM 16F.        Change in Registrant’s Certifying Accountant

None.

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

PART III

ITEM 17.          Financial Statements

Not applicable.

ITEM 18.          Financial Statements

Please refer to Item 19.

ITEM 19.          Exhibits

Page
(a) Index to Financial Statements and Schedules

COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-3
Consolidated financial statements
Consolidated balance sheets as of December 31, 2008 and 2009	F-4
Consolidated statements of income for the years ended December 31, 2007, 2008 and 2009	F-5
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2007, 2008 and 2009	F-6
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009	F-7
Notes to the consolidated financial statements	F-9

MINERA YANACOCHA S.R.L.

Report of the Independent Registered Public Accounting Firm	F-75
Consolidated financial statements
Consolidated statements of income for the years ended December 31, 2007, 2008 and 2009	F-76
Consolidated balance sheets as of December 31, 2008 and 2009	F-77
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009	F-78
Consolidated statements of changes in partners’ equity for the years ended December 31, 2007, 2008 and 2009	F-79
Notes to the consolidated financial statements	F-80

SOCIEDAD MINERA CERRO VERDE S.A.A.

Report of the Independent Registered Public Accounting Firm	F-102
Financial statements
Balance sheets as of December 31, 2008 and 2009	F-103
Statements of income for the years ended December 31, 2007, 2008 and 2009	F-104
Statements of changes in Sharesholders’ Equity for the years ended December 31, 2007, 2008 and 2009	F-105
Statements of cash flows for the years ended December 31, 2007, 2008 and 2009	F-106

Notes to the financial statements	F-108

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

4.3
Consent and Amendment, dated as of January 23, 2009 by and among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía de Minera Condesa S.A., as guarantor, Banco de Credito del Peru, as administrative agent, Banco de Credito del Peru, as collateral agent, and each lender party thereto (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 5, 2009).

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
Dated:  June 11, 2010

Index to the Financial Statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2009, 2008 and 2007, together with the Report of Independent Registered Public Accounting Firm

ERNST & YOUNG	Medina, Zaldivar, Paredes
& Asociados Sociedad Civil

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian corporation) and subsidiaries (together the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows the years ended December 31, 2009, 2008 and 2007, as well was a summary of significant accounting policies and other explanatory notes.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We have not audited the financial statements as of December 31, 2009, 2008 and 2007 of Minera Yanacocha S.R.L (an associate in which the Company has a 43.65% interest through its subsidiary, Compañía Minera Condesa S.A.).  Those statements were audited by other auditors whose reports were furnished to us and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the reports of the other auditors.  In the consolidated financial statements of the Company, the investment in Minera Yanacocha S.R.L. amounts to US$746.1 and US$528.3 as of December 31, 2009 and 2008, respectively and the share in the net income of this entity amounts to US$317.7, US$208.3 and US$98.3 million as of December 31, 2009, 2008 and 2007, respectively.

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

In our opinion, based on our audit and the reports of other auditors on Minera Yanacocha S.R.L., the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in Peru, which differ in certain respects from U.S. generally accepted accounting principles (see notes 33 and 34 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 31, 2010 expressed an unqualified opinion thereon.

Lima, Peru,

May 31, 2010

Countersigned by:

/S/ MARCO ANTONIO ZALDÍVAR
Marco Antonio Zaldívar
C.C.P.A. Register No. 12477

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheet
As of December 31, 2009 and 2008

	Note	2009	2008
		US$(000)	US$(000)
Assets
Current assets
Cash, banks and time deposits	4	714,454	554,752
Trade accounts receivable, net	5	122,950	65,666
Other accounts receivable, net		14,346	23,248
Accounts receivable from associates	32	21,866	13,111
Embedded derivatives for concentrates sales	28	4,838	-
Current portion of derivative financial instruments	28	-	52,873
Inventory, net	6	44,987	43,489
Current portion of prepaid taxes and expenses	7	14,368	35,573
Total current assets		937,809	788,712
Other long-term accounts receivable		1,457	1,370
Prepaid taxes and expenses	7	10,787	5,622
Derivative financial instruments	28	-	21,464
Investment in shares	8	1,126,167	882,947
Mining concessions and property, plant and
equipment, net	9	351,784	257,795
Development costs, net	10	91,633	99,937
Deferred income tax and workers’ profit sharing asset	25	261,877	242,148
Other assets		5,045	1,929
Total assets		2,786,559	2,301,924

	Note	2009	2008
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	12	58,233	36,589
Income tax payable		20,528	4,561
Current portion of other liabilities	13	87,125	64,817
Embedded derivatives for concentrates sales	28	292	9,953
Derivative financial instruments liability	28	1,468	-
Current portion of long-term debt	14	79,452	98,190
Total current liabilities		247,098	214,110
Other long-term liabilities	13	102,053	88,981
Long-term debt	14	150,555	229,105
Derivative financial instruments liability	28	5,375	-
Deferred income tax and workers’ profit sharing liability	25	18,158	32,981
Total liabilities		523,239	565,177
Shareholders’ equity, net	15
Capital stock, net of treasury shares for US$62,622,000 in 2009 and 2008		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2009 and 2008		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		112,363	53,007
Other reserves		269	269
Retained earnings		1,011,077	517,583
Cumulative translation loss		(34,075)	(34,075)
Unrealised gain (loss) on valuation of hedge derivative
financial instruments, net		(4,591)	16,162
Cumulative unrealised gain on other investments		675	118
		2,064,255	1,531,601
Minority interest		199,065	205,146
Total shareholders’ equity, net		2,263,320	1,736,747
Total liabilities and shareholders’ equity, net		2,786,559	2,301,924

The accompanying notes are an integral part of the consolidated balance sheet.

Compañía de Minas Buenaventura S.A.A and Subsidiaries

Consolidated Statement of Income
For the years ended December 31, 2009, 2008 and 2007

	Note	2009	2008	2007
		US$(000)	US$(000)	US$(000)
Operating income
Net sales	17	819,357	766,603	747,021
Royalty income	32	62,150	48,760	34,014
Revenue associated with performance on executory gold delivery contracts		-	-	5,393
Total income		881,507	815,363	786,428
Operating costs
Cost of sales, without considering depreciation and amortization	18	280,342	251,804	182,007
Depreciation and amortization		73,536	62,993	49,550
Exploration in units in operation	19	68,649	57,003	37,828
Total operating costs		422,527	371,800	269,385
Gross income		458,980	443,563	517,043
Operating expenses
General and administrative expenses	20	88,760	34,907	59,205
Royalties	22	39,646	35,694	33,978
Exploration in non-operating areas	21	30,005	55,231	46,407
Selling		10,047	15,386	10,818
Provision for impairment of long-term assets	11	3,325	18,610	-
Total operating expenses		171,783	159,828	150,408
Operating income before unusual item		287,197	283,735	366,635
Net loss from release of commitments in commercial contracts	17(a)	-	(415,135)	(185,922)
Operating income (loss) after unusual item		287,197	(131,400)	180,713
Other income (expenses), net
Share in associated companies, net	8(b)	451,306	340,929	249,555
Interest incomes	23	6,117	17,851	11,772
Gain (loss) on currency exchange difference		1,457	(12,198)	5,190
Gain on change in the fair value of gold certificates		-	-	5,126
Interest expenses	23	(15,090)	(33,934)	(8,614)
Other, net	24	2,553	(9,290)	(8,686)
Total other income, net		446,343	303,358	254,343
Income before workers´ profit sharing, income tax and minority interest		733,540	171,958	435,056
Provision for workers´ profit sharing, net	25(b)	(12,592)	4,725	(19,931)
Provision for income tax, net	25(b)	(64,340)	26,645	(43,975)
Net income		656,608	203,328	371,150
Net income attributable to minority interest		63,047	50,045	96,389
Net income attributable to Buenaventura		593,561	153,283	274,761
Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars	26	2.33	0.60	1.08
Weighted average number of shares outstanding considering stock split effect	26	254,442,328	254,442,328	254,442,328

Compañía de Minas Buenaventura S.A.A and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity
For the years ended December 31, 2009, 2008 and 2007

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Unrealised gain (loss) on valuation of hedge derivative financial instruments, net	Cumulative unrealised gain on other investments	Total	Minority interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2007	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	-	932	1,209,069	91,437	1,300,506
Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(69,972)	-	-	-	(69,972)	(26,199)	(96,171)
Net change in unrealised gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	798	798	-	798
Realization of accumulated gain on financial instruments available for sale	-	-	-	-	-	-	-	-	-	(1,633)	(1,633)	-	(1,633)
Net change in unrealised gain on hedge derivative financial instruments held by El Brocal, note 28	-	-	-	-	-	-	-	-	1,518	-	1,518	3,611	5,129
Net change in unrealised gain on other investments	-	-	-	-	-	-	-	-	-	61	61	-	61
Capitalization of debt to minority shareholder of Minasnioc	-	-	-	-	-	-	-	-	-	-	-	140	140
Other	-	-	-	-	-	-	-	-	-	-	-	236	236
Net income	-	-	-	-	-	-	274,761	-	-	-	274,761	96,389	371,150
Balance as of December 31, 2007	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216
Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(50,888)	-	-	-	(50,888)	(37,275)	(88,163)
Capitalization of retained earnings, note 15(e)	-	576,610	1,546	48,265	-	-	(626,421)	-	-	-	-	-	-
Shares issued as a result of stock split, note 15(f)	126,879,832	-	-	-	-	-	-	-	-	-	-	-	-
Net change in unrealised gain on hedge derivative financial instruments held by El Brocal, note 28	-	-	-	-	-	-	-	-	14,644	-	14,644	28,100	42,744
Net change in unrealised loss on other investments	-	-	-	-	-	-	-	-	-	(40)	(40)	-	(40)
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(9,093)	(9,093)
Capitalization of debt to minority shareholder of La Zanja, note 15(g)	-	-	-	-	-	-	-	-	-	-	-	7,755	7,755
Net income	-	-	-	-	-	-	153,283	-	-	-	153,283	50,045	203,328
Transfer to legal reserve, note 15(c)	-	-	-	-	15,328	-	(15,328)	-	-	-	-	-	-
Balance as of December 31, 2008	253,759,664	750,540	2,019	225,978	53,007	269	517,583	(34,075)	16,162	118	1,531,601	205,146	1,736,747
Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(40,711)	-	-	-	(40,711)	(27,756)	(68,467)
Net change in unrealised gain on hedge derivative financial instruments held by El Brocal, note 28	-	-	-	-	-	-	-	-	(20,753)	-	(20,753)	(31,527)	(52,280)
Net change in unrealised gain on other investments	-	-	-	-	-	-	-	-	-	557	557	-	557
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(28,565)	(28,565)
Capitalization of debt to minority shareholder of La Zanja, note 15(g)	-	-	-	-	-	-	-	-	-	-	-	18,720	18,720
Net income	-	-	-	-	-	-	593,561	-	-	-	593,561	63,047	656,608
Transfer to legal reserve, note 15(c)	-	-	-	-	59,356	-	(59,356)	-	-	-	-	-	-
Balance as of December 31, 2009	253,759,664	750,540	2,019	225,978	112,363	269	1,011,077	(34,075)	(4,591)	675	2,064,255	199,065	2,263,320

The accompanying notes are an integral part of the consolidated balance sheet.

Compañía de Minas Buenaventura S.A.A and Subsidiaries

Consolidated Statement of Cash Flows
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	738,501	781,116	722,887
Dividends received	213,845	413,602	159,037
Royalties received	52,474	50,550	30,713
Value Added Tax (IGV) recovered	32,387	-	13,235
Interest received	6,698	18,461	10,841
Payments to suppliers and third parties	(247,686)	(270,206)	(202,161)
Payments to employees	(94,906)	(111,110)	(78,852)
Payments for exploration activities	(92,479)	(105,367)	(75,084)
Payments of royalties	(39,416)	(41,401)	(33,033)
Income tax paid	(37,105)	(41,360)	(91,353)
Payments of interest	(10,876)	(26,622)	(5,841)
Settlement of gold certificates	-	-	135,189
Acquisition of gold certificates	-	-	(66,853)
Release of commitments in commercial contracts	-	(517,143)	(315,726)
Net cash and cash equivalents provided by operating activities	521,437	150,520	202,999
Investment activities
Decrease (increase) in time deposits	22,725	56,023	(15,815)
Proceeds from sale of plant and equipment	410	754	916
Additions to mining concessions and property, plant and equipment	(152,177)	(71,252)	(61,649)
Disbursements for development activities	(10,969)	(31,873)	(31,681)
Payments for purchase of investment shares	(37,936)	(29,541)	(1,563)
Settlement in escrow account	-	177,811	-
Increase in escrow account	-	(177,811)	-
Settlement (acquisition) of available-for-sale financial assets	-	-	55,715
Other investment activities	4,692	(481)	-
Net cash and cash equivalents used in investment activities	(173,255)	(76,370)	(54,077)
Financing activities
Payments of long-term debt	(97,288)	(206,824)	(1,487)
Dividends paid	(40,711)	(50,888)	(69,972)
Dividends paid to minority shareholders	(27,756)	(37,275)	(26,199)
Proceeds from bank loans	-	510,000	55,237
Proceeds from long-term debt	-	450,000	85,000
Payments of bank loans	-	(510,000)	(65,237)
Net cash and cash equivalents provided by (used in) financing activities	(165,755)	155,013	(22,658)
Increase in cash and cash equivalents for the year, net	182,427	229,163	126,264
Cash and cash equivalents at beginning of year	532,027	302,864	176,600
Cash and cash equivalents at the end of year, note 4	714,454	532,027	302,864

Consolidated Statement of Cash Flows (continued)

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income	593,561	153,283	274,761
Add (less)
Share in associated companies, net of dividends received in cash	(237,461)	72,673	(90,518)
Minority interest	63,047	50,045	96,389
Depreciation and amortization	73,536	62,993	49,550
Income from release of commitments in commercial contracts	-	(102,008)	(129,804)
Deferred income tax and workers’ profit sharing benefit	(5,653)	(91,565)	(32,506)
Provision (reversal) for long-term officers´ compensation	29,073	(7,678)	28,666
Accretion expense of the provision for closure of mining units	4,839	6,265	2,456
Provision for impairment of assets	3,325	18,610	-
Loss (gain) on currency exchange difference	(1,457)	12,198	(5,190)
Provision for estimated fair value of embedded derivatives	(14,499)	3,969	5,984
Allowance for doubtful trade accounts receivable	18,594	5,372	-
Net cost of plant and equipment retired and sold	462	2,534	923
Provision (reversal) for slow moving and obsolescence supplies	414	684	(1,820)
Provision for closure of mining units	455	13,066	3,682
Revenue associated with performance on executory gold delivery contracts	-	-	(5,393)
Other	(706)	7,326	4,193
Net changes in operating assets and liabilities accounts
Decrease (increase) in operating assets -
Financial assets at fair value through profit or loss (Gold certificates)	-	-	63,210
Trade accounts receivable	(57,284)	41,874	(30,118)
Other accounts receivable	(16,193)	(4,328)	(3,206)
Accounts receivable from associates	(9,676)	1,790	(3,301)
Derivative financial instruments	-	(14,644)	-
Inventory	(1,498)	(8,323)	(4,528)
Prepaid taxes and expenses	16,040	(19,824)	9,736
Increase (decrease) in operating liabilities -
Trade accounts payable	21,644	11,282	(3,877)
Income tax payable	15,967	(10,788)	(31,780)
Other liabilities	24,907	(54,286)	5,490
Net cash and cash equivalents provided by operating activities	521,437	150,520	202,999
Transactions that did not affect cash flows:
Increase in the book value of long-term assets	6,203	14,220	935

The accompanying notes are an integral part of the consolidated balance sheet.

Compañía de Minas Buenaventura S.A.A and Subsidiaries

Notes to the Consolidated Financial Statements
As of December 31, 2009, 2008 and 2007

1.	Identification and Business Activity

(a)	Identification -

Compañía de Minas Buenaventura S.A.A. (hereinafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Carlos Villaran 790, Santa Catalina, Lima, Peru.

(b)	Business Activity -

Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru:  Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila and Paula mining units.  Also, the Company holds interests in a number of other mining companies including Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”).  The Company also owns an electric power distribution company, an electric power generation company and a mining engineering services company.  See note 1(d).

(c)	Approval of consolidated financial statements -

The accompanying consolidated financial statements have been approved by Management and Audit Committee on May 14, 2010.  The consolidated financial statements as of December 31, 2008 were approved by Management and Audit Committee on May 19, 2009.

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	December 31, 2009		December 31, 2008
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*) (f)	4.25	39.17	4.17	29.59
Inversiones Colquijirca S.A. (**) (e)	81.30	-	61.42	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-

Notes to the Consolidated Financial Statements (continued)

	Ownership Percentage as of
	December 31, 2009		December 31, 2008
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	100.00	-	100.00	-

Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	The equity share in capital stock (common shares with voting rights) is 46.02 and 35.78 percent as of December 31, 2009 and 2008, respectively.

(**)	Inversiones Colquijirca S.A. has a 51.06 percent interest in Sociedad Minera El Brocal S.A.A.

(e)	Purchase of Inversiones Colquijirca S.A. common shares-

On February 19, 2009, the Company agreed with Teck Cominco Metals Ltd. to purchase 19.80 percent of the Inversiones Colquijirca S.A. (hereinafter “Colquijirca”) common shares.  A price of US$35,000,000 was agreed upon for the shares which, as of the date of the consolidated balance sheet, had been fully paid in.  Colquijirca holds an investment of 51.06 percent of the Sociedad Minera El Brocal S.A.A. common shares.

Buenaventura Management has computed the difference between the acquisition cost of US$35,000,000 for the additional interest in Colquijirca and the minority interest of US$28,565,000 acquired, having recorded the difference of US$6,435,000 in the caption Mining concessions and property, plant and equipment, net.

(f)	Project for the expansion of El Brocal operations -

On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  The project involves setting up the open pit, expanding the level of operations, modernizing the Huaraucaca concentrator plant and adapting those services required to support the new production capacity.  This project will allow El Brocal to process ore with a lower grade of lead – zinc from La Llave zone and copper from Marcapunta Norte.

As of December 2008 and 2007, El Brocal had executed the following works related to the project to expand operations the cost of which, based on the project economic feasibility study carried out by Management, has been capitalized:

	2009	2008
	US$(000)	US$(000)

Mine development costs:
Expansion of Norte – Marcapunta Norte cut	15,801	15,036

Mining concessions and property, plant and equipment, net:
Expansion of refining plant capacity to 18,000 MTD	47,605	3,635
Optimization of crushing plant and conveyor belt	2,741	760
Feasibility study	2,082	1,429
Expansion of power grid	1,510	66
Construction of Huachuacaja tailings area	1,389	635
Other minor activities	2,030	50
	57,357	6,575

	73,158	21,611

Notes to the Consolidated Financial Statements (continued)

2.	Significant accounting principles and policies

In the preparation and presentation of the financial statements, Management has followed International Financial Reporting Standards (IFRS) as adopted and effective in Peru as of December 31, 2009, 2008 and 2007, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).  A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 33 and 34.  The financial statements are derived from the statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

2.1	Basis of preparation and accounting changes -

The accounting principles and practices adopted by the Company are consistent with those used for the years 2008 and 2007, except for the adoption of the following standards starting January 1, 2009:

-
IAS 32 “Financial Instruments – Presentation” (revised 2006) – The objective of this standard is to provide principles for presenting financial instruments as liabilities and equity and for offsetting financial assets and liabilities.

-
IFRS 7 “Financial Instruments – Disclosures”- The objective of this IFRS is to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, to understand the nature and extent of the risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

-	IFRS 8 “Operating Segments” - This IFRS replaces IAS 14, “Segment Reporting.”

-
IFRIC 13 “Customer Loyalty Programs” - This interpretation requires that the benefits from customer loyalty programs be accounted for as a separate component of the sale transaction as and when granted.

-
IFRIC 14  IAS 19 “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” – This standard provides guidance on employee defined benefit plans pursuant to IAS 19 “Employee Benefits.”

The Company has adopted these standards in 2009.  However, the only ones that had an effect on preparing its financial statements are IAS 32 “Financial Instruments – Presentation “(revised in 2006) and IFRS 7 Financial Instruments – Disclosures”, without making it necessary to amend the consolidated financial statements for previous years.  See note 2.2, paragraphs (b) to (d), and notes 4, 5(c), 29 and 30 to the consolidated financial statements.

Regarding the foregoing, as of the date of these financial statements, the CNC had authorized the application of IFRS 1 to 8, IAS 1 to 41, SIC 1 to 32 and IFRIC 1 to 14.

The consolidated financial statements have been prepared in terms of historical cost except for derivative financial instruments and the liabilities for executive compensation, which have been measured at fair value.  The accompanying consolidated financial statements are presented in United States dollars; all figures have been rounded to thousands, except when otherwise indicated.  See note 2.2 (a).

Notes to the Consolidated Financial Statements (continued)

The preparation of the consolidated financial statements following generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions in order to determine the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2009, 2008 and 2007.  In Management’s opinion, these estimates have been made based on its best knowledge of the relevant facts and circumstances to the date of preparing the financial statements.  However, the final results may differ from the estimates included in the financial statements.  The Company’s Management does not expect that the changes, if any, would have a material effect on the consolidated financial statements.

The most significant estimates with regard to the accompanying consolidated financial statements refer to:  (i) the fair value of embedded derivatives, (ii) the useful life and recoverable value of mining rights and property, plant and equipment, (iii) the determination of mineral reserves, (iv) an assessment of the recoverability of the deferred income tax and workers’ profit sharing assets, (v) stock appreciation rights, (vi) the provision for impairment of long-term assets, (vii) the provision for closure of mining units, exploration projects and environmental liabilities, (viii) the fair value of derivative financial instruments and (ix) the provision for contingencies.  The criteria for making these estimates are described below.  Any subsequent difference between such estimates and the actual disbursements will be posted to results in the year in which it occurs.

2.2	Summary of significant accounting principles and practices -

(a)	Foreign currency translation -

Functional currency and reporting currency

The Company has defined the United States dollar as its functional and reporting currency.

Transactions and balances in foreign currency -

Transactions in foreign currency (any currency different from the functional currency) are initially recorded at the functional currency rate in force at the date of the transaction.  The exchange rates issued by the Superintendencia de Banca y Seguros y AFP (SBS) are used in translating foreign currency.  Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the consolidated balance sheet date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.  Exchange differences resulting from the settlement of the transactions in foreign currencies and from the translation of the monetary assets and liabilities at the exchange rates at year-end are recognized in the consolidated statement of income.

(b)	Financial assets -

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments.  When financial assets are recognized initially, they are measured at fair value.  The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

All financial assets are recognized initially at fair value plus, the direct costs initially attributed to the transaction, except for financial assets at fair value, for which any transaction costs derived are recognized in results.

Notes to the Consolidated Financial Statements (continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (conventional transactions) are recognized on the date of the transaction, that is to say, on the date on which the Company commits to sell the asset.

The Company’s financial assets include cash, banks and time deposits, trade accounts receivable, other accounts receivable, accounts receivable from associates and derivative financial instruments.

Subsequent measurement -

The subsequent measurement of financial assets depends on their classification, as detailed below:

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.  Derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Assets within this category are classified as current assets if they are held for trading or it is expected to realise them within the next twelve months counted as from the balance sheet date.  Gain or losses on investments held for trading are recognized in profit and loss.  As of December 31, 2009 or 2008, the Company did not hold financial assets at fair value through profit or loss.

Any embedded derivatives contained in commercial contracts are recorded as a separated derivative and posted at their fair value if the directly associated economic features and risks are not related to the commercial contract and the contract has not been classified as a negotiable financial asset or at fair value with a charge to results.  Any gains or losses from changes in the fair value of embedded derivatives are posted in the consolidated income statement.

Loans and receivables -

The Company has the following accounts:  cash, banks and time deposits, trade accounts receivable, other accounts receivable, accounts receivable from associates and derivative financial instruments in this category; they are stated at the transaction value, net of an allowance for doubtful accounts when applicable.

All such instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement loans and receivables are subsequently carried at amortised cost using the effective interest method less any provision for impairment.

The Company assesses whether as of the date of its consolidated financial statements, there is objective evidence of an impairment in the value of financial assets (such as the debtor’s probability of insolvency, significant financial difficulties, failure to pay principal or interest or any observable evidence indicating that the estimated future flows associated with the loans or accounts receivable have decreased.  The amount of the impairment is measured as the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at an original effective interest rate.  The carrying amount of the receivable is reduced by means of an allowance account.  The amount of the loss must be recognized in the consolidated statement of income.  Impaired accounts receivable or loans are written off when they are considered uncollectible.

If the amount of the loss should decrease in a subsequent period, the Company reverses it with a credit entry to the consolidated income statement.

Notes to the Consolidated Financial Statements (continued)

Available-for-sale financial investment

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories.  After initial measurement, available for sale financial assets are measured at fair value with unrealised gains or losses being recognized directly in equity.  When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the consolidated statement of income.  The Company did not maintain any available-for-sale financial investment as of December 31, 2009.

Derecognition of financial assets

A financial asset is derecognised when:

The rights to receive cash flows from such asset have expired.

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows to a third party under a pass-through arrangement; and

(i)	The Company has transferred substantially all of the risks and rewards of the asset or;

(ii)	Not having transferred or retained substantially all of the risks and rewards of the asset, it has transferred its control.

In the event that the Company transfers its rights to receive cash flows from an asset or has entered into a pass-through arrangement, but has not transferred substantially all the risks and rewards and still maintains control over of the asset, it must recognize the liabilities associated.  Assets transferred and the liabilities associated are measured on a basis that reflects the rights and obligations that the Company has retained.

(c)	Offsetting of financial instruments -

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet, if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously.

Fair value of financial instruments -

The fair value of financial instruments that are traded in active markets is determined on each reporting date by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

In the case of financial instruments that are not traded in an active market, fair value is determined using appropriate valuation techniques.  Such techniques may include using recent arm´s length market transactions, reference to the current fair value of another instrument that is substantially same, an analysis of the adjusted flow of funds or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 30.

Current versus non-current classification -

Derivative instruments that are not designated as cash-flow hedging instruments are classified as current or non-current, or are separated into a current and a non-current portion based on an assessment of the facts and circumstances (for example, the underlying cash flows).  As of December 31, 2009 and 2008, the Company held only derivative instruments that are designated as hedging instruments.

Embedded derivatives that are not closely related to the main contract are classified consistently with the cash flows of the host contract.

Notes to the Consolidated Financial Statements (continued)

Derivative instruments designated as cash-flow hedging instruments are classified in accordance with the classification of the underlying element hedged.  The derivative instrument is separated into a current and a non-current portion only if a reliable allocation can be made.

(d)	Cash, banks and time deposits -

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

(e)	Principles of consolidation -

The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which Buenaventura exercises control.  All significant inter-company balances and transactions have been eliminated.  See note 1(d) for a list of the companies included in the consolidated financial statements.

The financial statements for subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting principles and policies.

The shareholders’ equity attributable to the minority interest is shown in the consolidated balance sheet.  Earnings attributable to the minority interest are shown separately in the consolidated statement of income.

Sales of minority interests result in gains or losses, which are recognized in the consolidated statement of income.  Purchases of minority interests generate an equity entry, resulting from the difference between the amount paid and the book value of the subsidiary’s net assets.  See (f).

(f)	Business combinations -

Business combinations, in which the Company exercised control, are accounted for using entity concept method.  This method requires that the excess of the cost of the business combination over the acquirer’s identifiable assets and liabilities assumed in the business acquired is recorded as an equity transaction.

In the case of mergers with entities over which it exercises control, the Company uses the pooling of interests method.  According to this method, the financial statements of the acquiring entity and the entity acquired are treated as if they were consolidated financial statements.  The comparative financial statements are amended to show the effects of the merger.

(g)	Investments in associates -

Investments in entities in which the Company’s ownership and votes are greater than 20 percent or exercise significant influence are accounted for using the equity method.  Under this method, the investment in the associate is carried in the consolidated balance sheet at cost plus changes in the Company’s share of net assets of the associate.  The amount paid in excess of the fair value of the share of net assets of the associate is included in the carrying amount of the investment and is amortised using the units-of-production method based on proven and probable reserves.  The consolidated statement of income reflects the share of the results of operations of the associate.  Gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The reporting dates of the associates and the Company are identical and the associates’ accounting policies are consistent with those used by the Company for like transactions and events in similar circumstances.  The functional and presentation currency of the associates Yanacocha and Cerro Verde is the U.S. dollar.

Notes to the Consolidated Financial Statements (continued)

After the application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss of the Company’s investment in associates.  The Company determines at each balance sheet date whether there is any objective evidence that the investment in associate is impaired.  If this is the case, the Company calculates the amount of impairment as being the difference between the fair value of the associate and the carrying amount and recognizes the amount in the consolidated statement of income.

(h)	Interests in joint ventures –

Jointly controlled assets

A jointly controlled asset offers joint ownership, by the Company and other companies, of assets contributed or acquired for the corporate purpose of a joint venture, without giving rise to the establishment of a company, corporation or other entity.

When a company’s activities are conducted through jointly controlled assets, the Company recognizes its share of the jointly controlled assets, and liabilities that have been incurred, as well as its share of liabilities incurred jointly with other companies, related revenue and operating costs in the consolidated financial statements and a percentage of its production.

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

The “Mining rights and property, plant and equipment, net” caption is stated at cost, net of accumulated depreciation and accumulated impairment in value.  The initial cost of an asset comprises its purchase price or construction cost, including customs duties and non-reimbursable taxes, as well as any expense necessary to put such asset into operation, the initial estimates of any rehabilitation obligation and, in the case of qualifying assets, the cost of debt and any expense directly attributable to bringing the asset into operation.  Such cost includes the cost of replacing part of the plant and equipment when that cost is incurred, if the recognition criteria are met.  In addition, when each major inspection is performed, its cost is recognized in the carrying amount of the asset as a replacement if the recognition criteria are satisfied.  Other repair and maintenance costs are recognized as expenses as incurred.

Depreciation -

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

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising from derecognizing an asset (calculated as the difference between the proceeds from the sale and the book value of the asset) is included in the consolidated statement of income in the year the asset is derecognised.

The asset’s residual value, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

Major maintenance and repairs -

Expenses on major maintenance refits or repairs comprise the cost of replacement assets or parts of assets and overhaul costs.  The expense is capitalized when an asset or part of an asset that was depreciated separately is replaced and eliminated from the books and it is probable that the future economic benefits associated with such asset or part of an asset will flow to the Company during an additional period of useful life.

When the replaced part of the assets was not considered separately as a component, replacement value is used in order to estimate the book value of the assets replaced, which is immediately written off.

Production start date -

The Company assesses the stage of each mine under development to determine when a mine moves into the production stage.  The criteria used to assess the start date are determined based on the nature of each mining project, the complexity of a plant and its location.  The Company considers different relevant criteria for assessing when the mine is substantially complete and ready for its planned use.  Some of these criteria will include, but are not limited, to the following:

•	The level of capital expenditure compared to development costs estimates.

•	Completion of a reasonable testing period for the mine’s plant and equipment.

•	Ability to produce metal in saleable form (within specifications).

•	Ability to sustain ongoing production of metal.

When a mine development project moves into the production stage, the capitalization of certain costs ceases, and they are considered as inventory or expenses, except for costs that qualify for capitalization (mining assets additions or improvements), underground mine development or mineable reserve development.  It is also at this point that depreciation or amortization commences.

(k)	Mining rights and concessions -

Mining rights correspond to the mineral reserves and acquisitions of mining concessions allocated as part of the cost of business combinations that took place in previous years.  Mining rights are presented as part of the Mining rights and property, plant and equipment, net caption, and represent the Company’s ownership of mining properties that contain the mineral reserves acquired.  Those mining rights related to mineral reserves are amortised following the units-of-production method based on proven and probable reserves.

Notes to the Consolidated Financial Statements (continued)

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

Exploration costs are charged to expense as incurred. These costs include mostly material and fuels used, costs of topographical surveys, drilling costs and payments made to contractors. When it is determined that a mineral property can be economically developed, meaning when the existence of proved and probable reserves is determined, the costs incurred to develop this property, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortised using the units-of-production method, based on proven and probable reserves.

On-going development expenditures to maintain production are charged to operations as incurred.

Deferred stripping costs -

The costs to remove overburden and other waste material to gain access to the ore body (stripping costs) incurred by the Company before the operation of a mining project, are capitalized as part of the mine development cost, and subsequently will be amortised on units-of-production basis, using proven and probable reserves.  The stripping costs for development of the Tajo Norte–La Llave mine are shown in the “Development Costs, net” caption in the consolidated balance sheet.

(m)	Determination of mineral reserves and resources -

The Company computes its reserves using methods generally applied by the mining industry in accordance with international guidelines.  All reserves computed, which are audited by an independent third party (Algon Investment S.R.L.), represent the estimated amounts of proved and probable ore that can be processed economically under the present conditions.

The process of estimating the amount of reserves is complex and requires making subjective decisions at the time of evaluating all the geologic, geophysical, engineering and economic information that is available.  Revisions could occur in estimated reserves due to, among other things, revisions of the geologic data or assumptions, changes in assumed prices, production costs and the results of exploration activities.

Changes in estimated reserves could affect mainly the depreciation of fixed assets related directly to mining activity, provision for mine closure, assessment of the deferred asset’s recoverability and the amortization period for development costs.

(n)	Impairment of non-financial assets -

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Company makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its use value and is determined for an individual asset (cash-generating unit) unless the asset does not generate cash inflows that are clearly independent of those from other assets or groups of assets.

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

Where the carrying amount of an asset or of a cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing use value, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

(o)	Financial liabilities -

Initial recognition and measurement
Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans or as derivatives designated as hedging instruments, as relevant.

The Company determines the classification of its financial liabilities at initial recognition.  All financial liabilities are recognized initially at fair value, plus directly attributable transaction costs, except in the case of loans, which are recognized initially at the fair value of the cash received, less any costs directly attributable to the transaction.

The Company’s financial liabilities include trade accounts payable, other liabilities, long-term debt and derivative financial instruments.

Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification, as detailed below:

Financial liabilities at fair value through profit or loss -
Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments as defined in IAS 39.  Separated embedded derivatives are also classified as held for trading unless they are designated as cash-flow hedging instruments.  Any gains or losses on liabilities held for trading are recognized in the consolidated statement of income.  The Company has not designated any financial liability at fair value through profit or loss.

Interest-bearing loans and borrowing -
After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method.  Any profit or loss is recognized in the consolidated statement of income when the liability is terminated, as well as through the process of amortizing the effective interest rate.  Amortised costs are calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.  Amortization of the effective interest rate is included in financial cost in the consolidated statement of income.

Notes to the Consolidated Financial Statements (continued)

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expired.  When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms are substantially modified, such replacement or amendment is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in the consolidated income statement.

(p)	Leasing -

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on its inception date.  It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.  A reassessment is made after inception of the lease if one of the following applies:

(i)	There is a change in the contractual terms, other than a renewal or extension of the arrangement.

(ii)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term.

(iii)	There is a change in the determination of whether fulfillment is dependent on a specific asset; or

(iv)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease starting from the date when the change of circumstances gives rise to reassessment for scenarios (i), (iii) or (iv), and at the date of the renewal or extension period for scenario (ii).

Financial leases that transfer substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the inception of the lease at fair value of the leased asset or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability.  Financial charges are recognized in the consolidated statement of income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all off the risk and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.

(q)	Share-based payments -

Senior executives of the Company are granted share appreciation rights, which can only be settled in cash.  The liability for these transactions is measured at each reporting date until settlement.

Notes to the Consolidated Financial Statements (continued)

According to IFRS 2 “Share-Based Payments”, the cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model (see more details in note 13(c)).  This fair value is expensed over the period until vesting with recognition of a corresponding liability.  The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in profit and loss.

(r)	Provisions -

General -
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed periodically and are adjusted to reflect the best estimate available as of the date of the consolidated balance sheet. The expense relating to any provision is presented in the consolidated statement of income. When they are significant, provisions are discounted using a current rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

Provision for closure of mining units -
The Company assesses its provision for closure of mining units annually.  It is necessary to make significant estimates and assumptions in determining this provision, because there are numerous factors that will affect the ultimate liability for this obligation.  These factors include estimating the scope and costs of closing activities, technological changes, changes in the regulations, increases in costs compared to inflation rates and changes in the discount rates.  Such estimates or assumptions may result in actual expenses in the future that differ from the amounts provisioned at the time of establishing the provision.

The Company posts a provision for the closure of mining units when it has a legal obligation.  On initially entering the liability for this obligation, it is posted at its fair value, offset by a greater a book value for long-term assets related to development costs and fixed assets.  The liability is subsequently increased in each period to reflect the cost of interest considered in the initial estimate of fair value and, in addition, the capitalized cost is depreciated or amortised based on the useful life of the related asset.  When eliminating the liability, the Company posts any resulting gain or loss.  Changes in the fair value of the obligation or the useful life of the related asset that arise from review of the initial estimates are recognized as an increase or decrease in the book value of the obligation and the related assets in accordance with IAS 16 Property, Plant and Equipment.  Any reduction in a mine closure liability and, therefore, any reduction of the related asset, may not exceed the book value of such asset.  If so, any excess over book value is immediately transferred to the consolidated statement of income.

If a change in estimate results in an increase in the closure liability and, therefore, an addition to the asset’s book value, the Company must consider whether or not this is an indication of impairment of the asset as a whole, and conduct impairment testing pursuant to IAS 36.  Furthermore, in the case of mature mines, if the revised mining assets net of the closure provisions exceed the recoverable value, such portion of the increase is charged directly to expense.  In the case of mines already closed, changes in estimated costs are recognized immediately in the consolidated statement of income.  Likewise, any closure liability that arises as a result of a mine’s production phase must be included in expenses as and when incurred.

(s)	Contingencies -

By their nature, contingencies will only be resolved when one or more future events do or do not occur.  Determining contingencies inherently involves the exercise of judgment and calculation of the estimated results of future events.

Notes to the Consolidated Financial Statements (continued)

Loss contingencies are recorded in the financial statements when their occurrence is probable and they can be reasonably estimated.  In other cases, they are only disclosed in notes to the consolidated financial statements.

Contingent assets are not recognized in the consolidated financial statements; however, they are disclosed in notes to the consolidated financial statements if it is probable that such contingent assets will be realised.

(t)	Treasury shares -

The Company, through a subsidiary, has treasury shares (common and investment shares).  The nominal values of these shares are presented net of the capital stock and investment shares amounts.

The effect of the dividends income arising from the treasury shares held by the subsidiary are eliminated in the consolidated financial statements.

(u)	Revenue recognition -

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company.  Revenue is measured at the fair value of the consideration received, excluding discounts.  The following specific recognition criteria must also be met before revenue is recognized:

Sales of concentrates, gold and silver -

Revenues from sales of concentrates, gold and silver are recognized when the significant risks and rewards of ownership are transferred to the buyer, which takes place at the time the goods are delivered.

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

Interest received -

Financial incomes are recognized as interest accrues.

Commercial sales contracts -

Initially, gains originating from commercial sales contracts were recognized as deferred income from sale of future production in the consolidated balance sheet, and have been recognized as income in the “Revenue associated with performance on executor gold delivery contracts” caption when the Company delivers the ounces of gold committed.

(v)	Borrowing costs -

Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset are capitalized, and added to the project’s cost until such time as the assets are considered substantially ready for their planned use, that is to say, when they are capable of generating commercial production.  Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred.  Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is deducted from the total capitalised borrowing cost.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.  All other borrowing costs are recognized in the consolidated statement of income in the period in which they are incurred.

Notes to the Consolidated Financial Statements (continued)

(w)	Income Tax and workers’ profit sharing -

Current portion of the Income Tax and workers’ profit sharing
Income Tax and workers’ profit sharing for the current period are measured based on the unconsolidated financial statements at the amount expected to be paid to the tax authorities and workers, respectively.  The rates and laws used to compute the amount are those in force as of the date of the consolidated balance sheet date.

Deferred portion of income tax and workers’ profit sharing -
The income tax and workers’ profit sharing for future periods are recognized using the liability method, considering the temporary differences between the tax and accounting bases of assets and liabilities as of the date of the consolidated balance sheet.

Deferred income tax and workers’ profit sharing liabilities are recognized for all taxable temporary differences, except for taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will reverse in the foreseeable future and will not result in a taxable event.

All deductible temporary differences, carryforwards of unused tax credits and unused tax losses generate the recognition of deferred assets, to the extent that is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized.  The carrying amount of the deferred income tax and workers’ profit sharing assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred asset to be utilized.  Unrecognized deferred assets are reassessed at each consolidated balance sheet date.

Deferred income tax and workers’ profit sharing liabilities are recognized for all deductible temporary differences and tax loss carry-forwards

Deferred assets and liabilities are offset if there is a legal right to set them off and the taxes deferred relate to the same entity and the same tax authority.

Recovery of deferred tax assets -
An assessment is required to determine whether deferred tax assets should be recognized in the consolidated balance sheet.  Deferred tax assets, including those resulting from unused tax losses, require Management to assess the probability that the Company would generate taxable earnings in future periods to apply the deferred tax assets.  Estimated future taxable income is based on projections of cash flows from operations and application of the tax law existing in each jurisdiction.  To the extent to which future cash flows and taxable income differ significantly from those estimated, they could have an impact on the Company’s capability to realise the deferred tax assets posted as of the reporting date.

In addition, future changes in the tax law in jurisdictions where the Company operates could limit the Company’s capability to obtain tax deductions in future periods.

Notes to the Consolidated Financial Statements (continued)

(x)	Derivative financial instruments -

Derivatives not designated as hedging instruments -
Derivative contracts are recognized as assets and liabilities at fair value in the consolidated balance sheet.  Changes in the fair value of derivative contracts not qualifying as hedging instruments are recorded in the consolidated statements of income.

Derivatives designated as hedging instruments -
El Brocal subsidiary uses derivative instruments to manage its exposure to changes in metals prices.  In order to manage special risks, El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable.

At the beginning of the hedge relation, El Brocal formally documents the relationship between the item hedged and the hedging instrument, including the nature of the risk, the objective and the strategy to be taken to carry out the hedging, and the method to be used to estimate the effectiveness of the hedge relation.

A formal assessment is made upon beginning the hedge relation, to assure that the hedging instrument is highly effective in offsetting the risk designated in the item hedged.  Hedges are formally assessed every half a year.  A hedge is considered as highly effective if it is expected that the changes in cash flow attributed to the risk hedged during the period for which the hedge is designated are offset within a range from 80 to 125 percent.

As of December 31, 2009 and 2008, El Brocal subsidiary had contracted derivative instruments on metals quotes under the Asian swap and collar option modes that qualify as cash-flow hedging instruments.

For those cash flow hedges that qualify as such, any gain or loss from the effective portion of the hedging instrument is initially recognized in the statement of changes in shareholders’ equity in the “Unrealised gain (loss) on valuation of derivative financial instruments for hedging, net” caption.  Any gain or loss from the ineffective portion of the hedging instrument is initially recognized in the consolidated statement of income in the “Interest expenses” caption.  When the cash flow hedged affects the consolidated statement of income, any gain or loss from the hedging instrument is posted in the “Net sales” caption of the consolidated statement of income.

(y)	Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.  When the number of shares is modified as a result of capitalization of retained earnings, share splits or share grouping, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported.  If the change occurs after the date of the consolidated financial statements, but before the financial statement are authorized for issue, the calculation of net income per basic and diluted share for all of the reported periods must be based on the new number of shares.

(z)	Segments -

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.  A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments.  See note 27.

2.3	New International Financial Reporting Standards (IFRS) not mandatory in Peru –

The following standards had been issued internationally as of December 31, 2009, but have not yet been approved by the local Accounting Standards Board (CNC) in Peru, for which reason have not been applied by the Company:

Notes to the Consolidated Financial Statements (continued)

-	IFRS 2 Revised 2008, Share-based Payments: vesting conditions and cancellation, effective internationally for periods beginning on or after January 1, 2009.

-	IFRS 2 Revised 2009, Share-based Payments: group cash-settled share-based payment transactions, effective internationally for periods beginning on or after January 1, 2010.

-	Revisions of IAS 1, IAS 23, IAS 27, IAS 32, IAS 39 and IFRS 1, effective internationally for periods beginning on or after January 1, 2009.

-	Revisions of IAS 1, IAS 27, IAS 32, IAS 39, IFRS 1, IFRS 2, IFRS 3, IFRIC 16 and IFRIC 9, effective internationally for periods beginning on or after July 1, 2009.

-	Revisions of IAS 1, IAS 39 and IFRS 1, effective internationally for periods beginning on or after January 1, 2010.

-	Revisions of IAS 32 effective internationally for periods beginning on or after February 1, 2010.

-	Revisions of IAS 1, IAS 27, IAS 32, IAS 39, IFRS 1 and IFRS 3, effective internationally for periods beginning on or after January 1, 2013.

-
IFRS 9 “Financial instruments” that modifies the treatment and classification of financial assets established in IAS 39 “Financial instruments: Measurement and Valuation,” mandatory internationally for periods beginning on or after January 1, 2013.

-	IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and measurement, effective internationally for periods beginning on or after June 30, 2009.

-	IFRIC 15 “Agreements for the Construction of Real Estate”, effective internationally for periods beginning on or after January 1, 2009.

-	IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, effective internationally for periods beginning on or after January 1, 2009.

-	IFRIC 17 “Distribution of Non-cash Assets to Owners”, effective internationally for periods beginning on or after July 1, 2009.

-	IFRIC 18 “Transfer of Assets from Customers”, effective internationally for periods beginning on or after July 1, 2009.

-
“Improvements to the IFRS” - Within the scope of the project to modify the IFRS, in May 2008 and April 2009 the IASB published and approved modifications to several different international standards, covering a large number of accounting matters.  These changes are divided into two categories:  1) changes related to presentation, recognition and measurement that have accounting implications, and 2) changes related to the terms and reduction of the international standards, which are expected to have a minimal effect, if any, on the accounting aspects.  These amendments have the primary objective of eliminating inconsistencies and clarifying texts.  Their adoption would be changes to accounting policies.

To date, the Company’s Management is analyzing the impact that those standards not yet approved by the CNC will have on its operations once they are approved for application in Peru.

3.	Transactions in Nuevos Soles

Transactions in Nuevos Soles take place at the exchange rates published by the Superintendent of Banks, Insurance and AFP.  As of December 31, 2009, the exchange rates for Nuevos Soles were S/2.888 for purchase and S/2.891 for sale (S/3.137 for purchase and S/3.142 for sale as of December 31, 2008) and have been applied by the Company for asset and liability accounts, respectively.

Notes to the Consolidated Financial Statements (continued)

As of December 31, 2009, the El Brocal subsidiary has S/36,500,000 (S/123,133,000 as of December 31, 2008) in time deposits.  There are no significant additional monetary assets or liabilities denominated in Nuevos Soles as of December 31, 2009 and 2008.

4.	Cash, banks and time deposits

(a)	The table below presents the components of this caption:

	2009	2008
	US$(000)	US$(000)

Cash	555	468
Bank accounts	50,274	45,888
Time deposits (4.b)	663,625	485,671
Cash balances included in the consolidated statement of cash flows	714,454	532,027
Time deposits with original maturity greater than 90 days (4.c)	-	22,725

	714,454	554,752

(b)	The table below presents the components of time deposits as of December 31 2009:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 5 to 90 days	From 0.3 to 1.00	651,000
Nuevos Soles	From 25 to 75 days	From 1.05 to 1.35	12,625

			663,625

The table below presents the components of time deposits as of December 31, 2008:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 8 to 77 days	From 0.10 to 4.5	453,211
Nuevos Soles	From 30 to 90 days	From 6.75 to 7.20	32,460

			485,671

(c)	As of December 31, 2008, it mainly corresponds to time deposits maintained by El Brocal:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	91 days	6.10	16,000
Nuevos Soles	From 96 to 182 days	From 5.90 to 6.70	6,725

			22,725

Notes to the Consolidated Financial Statements (continued)

5.	Trade accounts receivable, net

(a)	The table below presents the components of this caption:

	2009	2008
	US$(000)	US$(000)

Johnson Matthey Limited	42,110	22,593
AYS S.A.	30,601	9,738
Consorcio Minero S.A. – CORMIN	18,954	12,003
Doe Run Perú S.R.L.	16,814	7,994
Glencore International A.G.	11,144	972
BHL Perú S.A.C.	4,927	5,222
Votorantim Metais Cajamarquilla S.A.	3,306	4,090
MK Metal Trading Perú S.A.C.	2,525	1,590
Sudamericana Trading S.R.L.	1,917	984
Trafigura A.G.	-	221
Other	12,393	5,631
	144,691	71,038
Allowance for doubtful accounts, (c)	(21,741)	(5,372)

	122,950	65,666

The accounts receivable are denominated in United States dollars, have current maturities and do not accrue interest.  No specific guarantees have been granted for these obligations.

(b)
In accordance with the analysis conducted by Management, an account receivable is deemed as impaired when it has been classified as an uncollectible account and, therefore, has been provisioned in the consolidated statement of income.  As of December 31, 2009 and 2008, the Company’s Management believes that the Company has no bad debt in addition to the accounts receivable provisioned as doubtful accounts, since its main customers have recognized prestige in the international market and did not show financial problems at the period’s close.  Also, even though it holds some accounts receivable aged between 30 and 180 days, these are not considered as overdue since they are in the normal process of confirming the final grades of the concentrated sold, which process could take between one and six months starting from issuance of the provisional settlement.

As of December 31, 2009 and 2008, the aging of the trade accounts receivable balance was as follows:

	2009			2008
	Not impaired	Impaired	Total	Not impaired	Impaired	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Not due -	122,595	-	122,595	65,059	-	65,059

Due -
From 1 to 30 days	111	-	111	-	-	-
From 31 to 60 days	86	-	86	352	-	352
From 61 to 120 days	158	-	158	100	-	100
More than 120 days	-	21,741	21,741	155	5,372	5,527

	122,950	21,741	144,691	65,666	5,372	71,038

Notes to the Consolidated Financial Statements (continued)

In the process of estimating the allowance for doubtful accounts, the Company’s Management constantly evaluates market conditions, for which it uses analysis of aging and risk-rating reports for commercial operations.

(c)	The allowance for doubtful accounts had the following movement in 2009 and 2008:

	2009	2008
	US$(000)	US$(000)
Opening balance	5,372	-
Provision for the period , note 20	16,814	5,372
Decreases	(445)	-

Closing balance	21,741	5,372

In the opinion of the Company’s Management, the allowance for doubtful accounts is sufficient to cover the risk of non-performance as of the consolidated balance sheet date.

6.	Inventory, net

(a)	The table below presents the components of this caption:

	2009	2008
	US$(000)	US$(000)

Products in process, note 18	15,788	11,562
Finished goods, note 18	7,581	9,529
Spare parts and supplies	24,684	25,050
	48,053	46,141
Provision for impairment of value of inventory (b)	(3,066)	(2,652)

	44,987	43,489

(b)	The provision for impairment of value of inventory had the following movement during the years 2009, 2008 and 2007:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Opening balance	2,652	1,968	3,788
Provision for the period, note 18	809	810	15
Reversal of provision, note 24	(360)	(16)	(1,049)
Write-offs	(35)	(110)	-
Sale	-	-	(786)

Closing balance	3,066	2,652	1,968

In the opinion of Company Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated balance sheet.

Notes to the Consolidated Financial Statements (continued)

7.	Prepaid taxes and expenses

(a)	The table below presents the components of this caption:

	2009	2008
	US$(000)	US$(000)

Value added tax credit (7.b)	13,899	12,048
Pre-paid insurance	6,981	3,188
Income tax credit	2,612	21,268
Prepaid royalties	1,255	577
Temporary Tax on Net Assets credit	-	3,234
Other deferred charges	408	880
	25,155	41,195
Less – Non current portion
Value added tax credit (7.b)	10,787	5,622

	14,368	35,573

(b)
As of December 31, 2009 and 2008, this includes the Value Added Tax (IGV), related mostly to exploration activities carried out by Minera La Zanja S.R.L.  In the opinion of Buenaventura’s Management, this tax credit will be applied against the IGV payable that will be generated when operating efforts begin in that Company’s mining concessions, which is estimated to be in August 2010.

8.	Investments in shares

(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	2009	2008	2009	2008
	%	%	US$(000)	US$(000)

Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	746,128	528,330
Payment in excess of the share in fair value of assets and liabilities, net			16,248	17,748
			762,376	546,078
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.26	19.05	278,489	252,242
Payment in excess of the share in fair value of assets and liabilities, net			84,694	81,089
			363,183	333,331
Investments held at fair value
Other			608	3,538

			1,126,167	882,947
			–	–

(b)	The table below presents the net share in results of associates:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	316,154	206,478	97,216
Sociedad Minera Cerro Verde S.A.A.	135,152	134,451	148,533
Other	-	-	3,806

	451,306	340,929	249,555

Notes to the Consolidated Financial Statements (continued)

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru) represent the Company’s most significant investments.  The share in their results has been significant in relation to the Company’s net earnings in 2009, 2008 and 2007.

The table below presents the movement in the investments in Yanacocha and Cerro Verde:

	Yanacocha		Cerro Verde
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Opening balance	528,330	577,537	252,242	267,448
Share in results of associated companies	317,653	208,329	136,813	136,854
Payments for acquisition of additional shares	-	-	2,884	4,007
Dividends received	(100,395)	(257,536)	(113,450)	(156,067)
Other	540	-	-	-

Ending balance	746,128	528,330	278,489	252,242

The table below presents the movement in the payments in excess of the share in the fair value of assets and liabilities acquired from Yanacocha and Cerro Verde:

	Yanacocha		Cerro Verde
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Opening balance	17,748	19,599	81,089	57,960
Amount paid in excess of the fair value of assets and liabilities	-	-	5,266	25,532
Amortization of excess amount paid	(1,500)	(1,851)	(1,661)	(2,403)

Ending balance	16,248	17,748	84,694	81,089

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

In addition, Cerro Verde restricted its earnings for US$800,000,000 in accordance with its reinvestment program for the 2004-2007 period.  On October 30, 2009, by Director’s Resolution No. 2132009/MEM-DGM, the Ministry of Energy and Mines approved execution of the Cerro Verde reinvestment program with a charge in the amount of US$800,030,000 to undistributed earnings from the 2004, 2005, 2006 and 2007 periods.  Following this, pursuant to the requirements of current law, Cerro Verde proceeded to capitalize this amount, which may not be reduced in the four years following capitalization.

Notes to the Consolidated Financial Statements (continued)

Summary of financial information based on the financial statements of Yanacocha and Cerro Verde-
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha			Cerro Verde
	2009	2008	2007	2009	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,466,500	1,895,681	1,895,884	1,913,164	1,983,572	2,010,776
Total liabilities	755,398	682,893	569,559	467,070	659,397	565,034
Shareholders’ equity	1,711,102	1,212,788	1,326,325	1,446,094	1,324,175	1,445,742

Results
Total income	2,013,228	1,612,618	1,093,347	1,757,510	1,835,911	1,794,559
Operating income	1,062,629	668,877	315,835	1,124,260	1,099,162	1,270,514
Net income	727,076	476,462	229,915	708,529	718,433	813,554

Notes to the Consolidated Financial Statements (continued)

9.	Mining concessions and property, plant and equipment, net

(a)	Below is presented the movement in cost, depreciation and amortization, as well as the provision for accumulated impairment of long-term assets during the year 2009:

	Opening balance	Additions	Retirements	Sales	Transfers	Closing balance
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	2,531	129	-	(2)	10	2,668
Mining land	7,215	-	-	-	-	7,215
Mining concessions, note 31(c)	-	15,000	-	-	-	15,000
Mining concessions (b)	116,894	6,987	-	-	-	123,881
Buildings, construction and other	173,473	637	(497)	-	10,416	184,029
Machinery and equipment	215,562	6,336	(3,768)	(1,062)	4,150	221,218
Transportation units	8,254	414	(128)	(456)	(69)	8,015
Furniture and mixtures	13,846	156	(134)	(10)	6	13,864
Units in transit	420	10,816	(420)	-	(833)	9,983
Works in progress (c)	29,768	102,985	(43)	-	(13,868)	118,842
Mine closure costs	28,032	4,664	-	-	-	32,696
	595,995	148,124	(4,990)	(1,530)	(188)	737,411
Accumulated depreciation and amortization
Mining land	5,571	-	-	-	-	5,571
Mining concessions (b)	48,470	6,429	-	-	-	54,899
Buildings, construction and other	97,913	21,440	(384)	-	(622)	118,347
Machinery and equipment	151,822	19,037	(3,585)	(863)	-	166,411
Transportation units	5,168	905	(114)	(435)	1	5,525
Furniture and mixtures	2,831	996	(132)	(7)	433	4,121
Mine closure costs	15,374	2,816	-	-	-	18,190
	327,149	51,623	(4,215)	(1,305)	(188)	373,064
Provision for impairment of long-term assets, note 11
Mining concessions	2,387	418	-	-	-	2,805
Property, plant and equipment	8,664	1,094	-	-	-	9,758
	11,051	1,512	-	-	-	12,563

Net cost	257,795					351,784

Notes to the Consolidated Financial Statements (continued)

(b)	Mining concessions -

The table below presents the movement of the cost and accumulated amortization of the mining concessions by mining units:

	Balance as of January 1, 2009	Additions	Balance as of December 31,2009
	US$(000)	US$(000)	US$(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	51,138	-	51,138
Inversiones Colquijirca S.A.	36,286	6,817	43,103
Inversiones Mineras del Sur S.A.	11,662	-	11,662
Sociedad Minera El Brocal S.A.A.	13,372	170	13,542
Minas Poracota S.A.	2,864	-	2,864
Minera Paula 49 S.A.C.	1,572	-	1,572
	116,894	6,987	123,881
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	28,526	2,468	30,994
Inversiones Colquijirca S.A.	11,831	1,211	13,042
Inversiones Mineras del Sur S.A.	4,429	1,301	5,730
Sociedad Minera El Brocal S.A.A.	1,768	477	2,245
Minas Poracota S.A.	556	849	1,405
Minera Paula 49 S.A.C.	1,360	123	1,483
	48,470	6,429	54,899
Provision for impairment of mining concessions
Inversiones Mineras del Sur S.A., note 11	2,387	418	2,805

(c)	Work in progress -

As of December 31, 2009, Buenaventura had works in progress related mainly to the construction of tailings deposits for US$4,566,000, US$2,864,000, and US$2,030,000 in the Orcopampa, Uchucchacua and Recuperada units, respectively.  El Brocal had works in progress related mainly to expansion of an 18,000 MTD refining plant (See note 1(f)), optimization of the Río Blanco – Jupayragra Hydroelectric Power Station for US$6,942,000, expansion of the Nos. 6 and 7 tailings yards for US$5,419,000 and implementation of a lead–copper separation circuit for US$3,561,000.  The Company’s Management expects these works in progress to be completed during the year 2010.

10.	Mine development costs, net

Below is presented the movement in cost, amortization and provision for accumulated devaluation by mining unit:

Notes to the Consolidated Financial Statements (continued)

	Balance as of January 1, 2009	Additions	Balance as of December 31, 2009
	US$(000)	US$(000)	US$(000)

Cost
Orcopampa	55,408	3,474	58,882
Uchucchacua	38,682	4,446	43,128
Poracota	29,761	2,274	32,035
La Llave, note 1(f)	15,036	765	15,801
Antapite	18,996	3	18,999
Recuperada	5,360	2,768	8,128
Julcani	2,185	2,616	4,801
Ishihuinca	1,027	-	1,027
Shila – Paula	870	1,758	2,628
Mine closure costs	26,454	1,654	28,108
	193,779	19,758	213,537

Accumulated amortization
Orcopampa	26,421	9,273	35,694
Uchucchacua	25,191	3,878	29,069
Poracota	4,635	6,707	11,342
Antapite	17,270	39	17,309
Recuperada	612	821	1,433
Julcani	-	622	622
Ishihuinca	1,021	6	1,027
Shila – Paula	815	-	815
Mine closure costs	10,318	4,903	15,221
	86,283	26,249	112,532
Provision for impairment of mine development costs
Poracota	1,085	-	1,085
Antapite	1,726	-	1,726
Recuperada	4,748	-	4,748
Shila – Paula	-	1,813	1,813
	7,559	1,813	9,372

	99,937		91,633

11.	Provision for impairment of long-term assets and investments in associates

Mining rights, property, plant and equipment and development costs -

The table below presents the components of the loss from impairment of long-term assets recorded by Buenaventura and subsidiaries:

As of December 31, 2008:

Cash-generating unit	Mining concessions and property, plant and equipment	Mine development costs	Total as of December 31, 2008
	US$(000)	US$(000)	US$(000)

Poracota	-	1,085	1,085
Antapite	8,928	1,726	10,654
Recuperada	2,123	4,748	6,871

Total	11,051	7,559	18,610

Notes to the Consolidated Financial Statements (continued)

Cash-generating unit	Mining concessions and property, plant and equipment	Mine development costs	Total as of December 31, 2009
	US$(000)	US$(000)	US$(000)

Shila-Paula	1,094	1,813	2,907
Poracota	-	1,085	1,085
Antapite	9,346	1,726	11,072
Recuperada	2,123	4,748	6,871

Total	12,563	9,372	21,935

During the year 2009, the Company’s Management updated assessment of the recoverability of the book value of its long-term assets and concluded that, as of December 31, 2009, there had not been significant changes in determining the amount recoverable compared with the book value of the cash-generating units.  The provision made in 2009 amounts to US$3,325,000.

Assessing the impairment of long-term assets involves comparing their respective book values with their recoverable values.  The recoverable value of assets is the greater of its fair value less the costs of sale or its value in use.

The recoverable value used in assessing the Shila-Paula unit is the fair value of the assets located in this unit less the associated costs of sale.  To establish this value, an independent consulting firm specializing in asset appraisal was contracted.  According to the appraisal report, the market value of the assets, discounting costs of sale, amounts to US$3,500,000.

The recoverable value used in assessing the Poracota, Antapite and Recuperada units is their value in use.  The Company estimates the use value of its long-term assets using a discounted cash-flow model.  Cash flow was projected for the useful life of the mining units based on Management’s expectations.  This period depends on variables, including the mineral reserves of each unit.

The following assumptions have been used for calculating the value in use:

(i)
Production volumes:  the production volumes of the Poracota, Antapite and Recuperada units are substantiated by the reserves and resources audited as of December 31, 2009, considering Management’s production plan for the coming years.  According to such reserves, the Poracota unit has a production horizon of four years, Antapite of one year and Recuperada of four years (the Poracota unit had a horizon of four years and Antapite of one year as of December 31, 2008).  Management believes that there will not be significant changes in estimated production volumes that would result in the present value of long-term assets exceeding their recoverable value.

(ii)
Discount rates:  Future cash flows have been adjusted according to the specific risk assigned to this type of asset and discounted at a pre-tax rate of 9.91 percent (8.32 percent as of December 31, 2008).  The discount rate used is the Weighted Average Cost of Capital (WACC).  Management believes that there will not be significant changes in the discount rate that could increase the impairment loss.

(iii)	Metals prices: The Company has used future metals prices (forward metal prices) obtained from the average of estimates made by foreign investment banks.

Notes to the Consolidated Financial Statements (continued)

(iv)
Operating costs:  The Company has projected its operating costs in relation to its cost structure as of the date of the consolidated balance sheet.  Management believes that there will not be significant changes in estimated operating costs considered that could increase the impairment loss.

In the opinion of the Company’s Management, the provision for impairment of long-term assets adequately covers the risk of impairment as of the date of the consolidated balance sheet.

Investments in associates -

As of December 31, 2009 and 2008, in the case of Yanacocha the Company’s Management concluded that there was no objective evidence of impairment as of the consolidated balance sheet date derived from internal and external indicators (rising trend in the international price of gold, constant level of reserves and an increase in the annual net profit reported).  In addition, in the case of associate Cerro Verde, the Company’s Management compared the investment’s fair value according to market capitalization with the investment’s book value, and determined that there was no impairment as of the consolidated balance sheet date.

12.	Trade accounts payable

Trade accounts payable arise mainly from the acquisition of material, supplies and spare parts.  These obligations are mostly denominated in U.S. dollars, have current maturities and do not accrue interest.  No specific guarantees have been granted for these obligations.

13.	Other liabilities

(a)	The table below presents the components of this caption:

	2009	2008
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (b)	84,361	83,485
Stock appreciation rights (c)	41,131	14,024
Workers’ profit sharing payable	14,862	8,421
Taxes payable	9,635	5,366
Remuneration and similar benefits payable	9,298	15,652
Provision for environmental liabilities	6,210	7,013
Provision for labor contingencies	4,454	4,198
Royalties payable to third parties	3,124	1,535
Royalties payable to the Peruvian State	2,307	1,712
Voluntary mining contribution payable	1,437	1,556
Dividends payable	781	919
Interest payable	502	1,127
Other liabilities	11,076	8,790
	189,178	153,798
Less - Long-term portion
Provision for closure of mining units and exploration projects (b)	69,219	70,595
Stock appreciation rights (c)	26,955	12,058
Provision for environmental liabilities	5,834	6,328
Other	45	-
	102,053	88,981
Current portion	87,125	64,817

Notes to the Consolidated Financial Statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

US$(000)

Balance as of January 1, 2008	57,889

Disbursements	(8,186)
Additions as budgeted in new operating areas	27,517
Accretion expense	6,265
Balance as of December 31,2008	83,485

Disbursements	(10,385)
Additions as budgeted in new operating areas	6,422
Accretion expense	4,839

Balance as of December 31, 2009	84,361

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2010 and 2024.  Estimates of the costs for closure of mining units are based on studies prepared by independent advisers that meet the environmental regulations in effect.  The provision for closure of mining units and exploration projects corresponds mostly to activities that must be carried out for restoring the mining units and areas affected by operation and production activities.  The principal works to be performed correspond to earthworks, re-vegetation efforts and dismantling of the plants.  Closure budgets are reviewed regularly to take into account any significant change in the studies conducted.  Nevertheless, the closure costs of mining units will depend on the market prices for the closure works required, which would reflect future economic conditions.  Also, the time when the disbursements will be made depends on the useful life of the mine, which will be based on future metals prices.

As of December 31, 2009, the future value of the provision for closure of mining units and exploration projects was US$126,232,000, which has been discounted using the annual risk-free rate of 6.29 per cent, resulting in an updated liability of US$84,361,000 (US$119,758,000, which was discounted using the annual risk-free rate of 8.32 per cent, resulting in an updated liability of US$83,485,000 as of December 31, 2008).  The Company believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

To date the Ministry of Energy and Mines has approved the following mine closure plans:

Project name	Resolution Number	Date
Mallay project	R.D. N°208-2008-MEM-AAM	September 2, 2008
Ishihuinca mining unit	R.D. N°303-2008-MEM-AAM	December 5, 2008
Ancoyo accumulation	R.D. N°309-2008-MEM-AAM	December 12, 2008
Angélica project	R.D. N°058-2009-MEM-AAM	March 12, 2009
Recuperada mining unit	R.D. N°116-2009-MEM-AAM	May 14, 2009
Uchucchacua mining unit	R.D. N°123-2009-MEM-AAM	May 21, 2009
Chaquelle mining unit	R.D. N°177-2009-MEM-AAM	June 23, 2009
Julcani mining unit	R.D. N°233-2009-MEM-AAM	July 31, 2009
Esperanza 2001 mining unit	R.D. N°291-2009-MEM-AAM	September 23, 2009
Pozo Rico project	R.D. N°381-2009-MEM-DGAAM	November 26, 2009
Orcopampa mining unit	R.D. N°398-2009-MEM-DGAAM	December 2, 2009
Antapite mining unit	R.D. N°418-2009-MEM-DGAAM	December 18, 2009

Notes to the Consolidated Financial Statements (continued)

The Company has constituted letters of credit for US$12,213,000 to secure mine closure plans for the above-mentioned units.

(c)	Stock Appreciation Rights -

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

The table below presents the principal assumptions used by the Company to estimate the fair value as of December 31, 2009 and 2008:

	2009		2008

Historical volatility		51.24%		48.25%
Risk-free interest rate		0.00%		0.39%
Dividend yield		1.22%		1.34%
Period covered by the program	10 years		10 years
Market value of the shares at closing	US$	33.47	US$	19.92

The table below presents the movement of the shares subject to the compensation program for the years 2009 and 2008 (considering the effect of the stock split explained in note 15(f)):

	Number of shares
	2009	2008

Opening balance	4,425,600	4,517,200
Granted during the year	785,000	726,000
Settled during the year	(364,600)	(797,600)
Expired during the year	-	(20,000)
Ending balance	4,846,000	4,425,600

The expiries of shares per year are as follows:  579,900 in 2010; 569,034 in 2011; 664,138 in 2012; 823,696 in 2013; 884,064 in 2014 and 1,325,168 thereafter.

The average real prices for the programs granted and expiring in the months of January 2009 and 2008 were US$15.74 and US$27.33 per share, respectively.

The table below presents the movement of the stock appreciation rights for the years 2009 and 2008:

	2009	2008
	US$(000)	US$(000)

Opening balance	14,024	37,803
Provision of the year, note 20	29,073	(7,678)
Payments made during the year	(1,966)	(15,574)
Programs expired during the year	-	(527)
	41,131	14,024
Less - non-current portion	26,955	12,058

Current portion	14,176	1,966

Notes to the Consolidated Financial Statements (continued)

14.	Long-term debt

(a)	The table below presents the detail of long-term debt as of December 31, 2009 and 2008:

	Original amount	Guarantee	Annual interest rate	Maturities	2009	2008
	US$ (000)				US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Syndicated Loan Agreement (b)	450,000	None	Three-month LIBOR plus 2.25% (2.56% as of December 31, 2009)	Quarterly maturities of US$14,667,000 from August 2008 to May 2013. Prepayments may be made on each quarterly due date	205,333	264,000
Banco de Crédito del Perú (c)	75,000	Secured interest of US$13,748,000	Three-month LIBOR plus 0.85% (1.10% as of December 31, 2009)	Quarterly maturities of US$9,375,000 from September 2008 to June 2010	18,750	56,250

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	9,000	None	Three-month LIBOR plus 1.25% (1.56% as of December 31, 2009)	Quarterly maturities of US$500,000 from June 2009 to June 2012	5,000	7,000
Empresa de Generación Huanza S.A.
Financial lease (f)	119,000	Joint surety	Three-month LIBOR plus 4.00% (4.31% as of December 31, 2009)	Quarterly maturities to 10 years from capitalization	865	-
Contacto Corredores de Seguros S.A.
Mitsui – Masa Leasing	57	None	8.71%	Monthly maturities from March 2008 to February 2011	21	41
	38	None	7.14%	Monthly maturities from May 2009 to May 2011	34	-
Sociedad Minera El Brocal S.A.
Banco de Crédito del Perú	376	Goods leased	5.34%	-	4	4

					230,007	327,295

Non-current portion					(150,555)	(229,105)

Current portion					79,452	98,190

Notes to the Consolidated Financial Statements (continued)

(b)	As part of the syndicated loan agreement, Buenaventura committed to:

(i)	Not entering into derivative contracts with speculation purposes as defined in the International Financial Reporting Standards.

(ii)
Maintaining a Debt Ratio financial index less than 3.5 as of the end of each quarter.  This ratio is determined by dividing Buenaventura’s consolidated financial debt by the sum of the consolidated EBITDA and the collection of dividends for the twelve-month period following the calculation date.  As of December 31, 2009 the Debt Ratio was 0.39 (0.42 as of December 31, 2008).

In the opinion of Buenaventura’s Management, as of the date of submitting the financial statements, the Company has duly complied with all of the obligations assumed under the Syndicated Loan Agreement.

(c)
In June 2007, Buenaventura obtained a loan from Banco de Credito del Peru for the amount of US$75,000,000 in order to partially finance the payments in connection with the release of the fixed price component in the trade contracts entered into in 2007, as explained in note 17.

(d)	The long-term debt held by Buenaventura and its subsidiaries matures as follows:

Year	As of December 31, 2009	As of December 31, 2008
	US$(000)	US$(000)

2009	–	98,190
2010	79,452	79,439
2011	61,548	60,667
2012	59,674	59,667
2013	29,333	29,332
	230,007	327,295
Current portion	(79,452)	(98,190)
Non current portion	150,555	229,105

(e)	The interest expense related to the Syndicated Loan Agreement amounts to US$7,778,000 for the period ended December 31, 2009 (US$20,992,000 for the period ended December 31, 2008).

(f)
On December 2, 2009 Banco de Crédito, hereinafter “the Bank”, executed a financial lease agreement with Consorcio Energético Huancavelica S.A., Empresa de Generación Huanza S.A. and Compañía de Minas Buenaventura S.A.A. for construction of a hydroelectric power station.  This financial lease for US$119,000,000 is in favor of Empresa de Generación Huanza S.A., hereinafter “the Lessee.”  This agreement stipulates that Buenaventura commits itself as a joint surety of the Lessee, guaranteeing fulfillment of the pecuniary obligations in favor of the bank.  To December 31, 2009, the total disbursement by the bank amounted to US$865,000.

Notes to the Consolidated Financial Statements (continued)

15.	Shareholders’ Equity

(a)	Capital stock -

The Company’s share capital is stated in Nuevos Soles (S/.) and consists of common shares with voting rights that represent 100 percent of the Company’s issued capital.  The table below presents the components of the capital stock as of December 31, 2009 and 2008:

	2009				2008
	Number of shares	Nominal (par)value	Capital stock	Capital stock	Number of shares	Par value	Capital stock	Capital stock
		S/(000)	S/(000)	US$(000)		S/(000)	S/(000)	US$(000)

Common shares	274,889,924	2,748,899	2,748,899	813,162	274,889,924	2,748,899	2,748,899	813,162
Treasury shares	(21,130,260)	(211,303)	(211,303)	(62,622)	(21,130,260)	(211,303)	(211,303)	(62,622)

	253,759,664	2,537,596	2,537,596	750,540	253,759,664	2,537,596	2,537,596	750,540

The market value of common shares amounted to US$33.34 as of December 31, 2009 (US$20.22 as of December 31, 2008) and it presented a trading frequency of 95 per cent (80 per cent as of December 31, 2008).

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholders’ meetings but do participate in the distribution of dividends.  The table below presents the components of investment shares as of December 31, 2009 and 2008:

	2009				2008
	Number of shares	Nominal (par) value	Investment shares	Investment shares	Number of shares	Nominal value	Investment shares	Investment shares
		S/(000)	S/(000)	US$(000)		S/(000)	S/(000)	US$(000)

Investment shares	744,640	7,446	7,446	2,161	744,640	7,446	7,446	2,161
Treasury investment shares	(61,976)	(619)	(619)	(142)	(61,976)	(619)	(619)	(142)

	682,664	6,827	6,827	2,019	682,664	6,827	6,827	2,019

The market value of investment shares amounted to US$29.43 as of December 31, 2009 (US$13.69 as of December 31, 2008) and it presented a trading frequency of 30 per cent (19 per cent as of December 31, 2008).

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

For the year ending December 31, 2009, Buenaventura increased its legal reserve by the amount of US$59,356,000, which has been set aside from the net profit corresponding to the 2009 period (US$15,328,000 for the year ending December 31, 2008).

(d)	Dividends declared and paid -

The table below presents the dividends declared and paid in 2009, 2008 and 2007:

Meeting	Date	Dividends Declared and paid	Dividend per share
		US$	US$

2009 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	5,513,000	0.02
Board of Directors’ Meeting	October 29	38,589,000	0.14
Less – dividends related to treasury shares		(3,391,000)

		40,711,000
2008 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	30,320,000	0.11
Board of Directors’ Meeting	October 30	24,806,000	0.09
Less – dividends related to treasury shares		(4,238,000)

		50,888,000
2007 Dividends
Mandatory Annual Shareholders’ Meeting	March 28	50,992,000	0.37
Board of Directors’ Meeting	October 26	24,806,000	0.18
Less – dividends related to treasury shares		(5,826,000)

		69,972,000

As of December 31, 2009 and 2008, the effect of declared and paid dividends by subsidiaries to minority shareholders, is made up as follows:

	2009	2008
	US$(000)	US$(000)

S.M.R.L. Chaupiloma Dos de Cajamarca	14,051	13,937
Sociedad Minera El Brocal S.A.A.	11,514	23,338
Inversiones Colquijirca S.A.	2,191	-

	27,756	37,275

(e)	Capitalization of retained earnings -

The Mandatory annual Shareholders’ Meeting held March 27, 2008, agreed to increase the nominal (par) value of the common and investment shares from S/4.00 to S/.20.00 each.  For this, the Meeting approved the following capitalizations:

Notes to the Consolidated Financial Statements (continued)

(i)
Capitalization of results from exposure to inflation as of December 31, 2004 accumulated of capital stock and investment shares amounting to S/.96,858,000 (US$28,230,000).  As of capitalization date, results from exposure to inflation was included as part of capital stock.  As a consequence, no additional movement was required in the consolidated statement of changes in shareholders’ equity.

(ii)
Capitalization of retained earnings amounting to S/.2,108,219,000 (US$626,421,000) increased the capital stock and investment shares accounts by US$576,610,000 (net of treasury stock for US$48,160,000) and US$1,546,000 (net of treasury stock for US$105,000), respectively.

As a result of the capitalizations, the nominal value of treasury shares (common and investment) increased from US$14,499,000 to US$62,764,000 (an increase of US$48,265,000).  In compliance with accounting standards, the Company shows the nominal value of treasury shares net of the capital stock, as a consequence the increase in the nominal value of the treasury shares was net off in the same value of capital stock increasing the additional capital account of consolidated statement of changes in shareholders’ equity.

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

(g)
The Minera La Zanja S.R.L. shareholders made cash contributions during the pre-operating stage that will be capitalized when the La Zanja project is put into operation.  Consequently, the account payable of US$26,475,000 to Newmont Peru S.R.L. is presented increasing the “Minority interest” caption included in the consolidated statement of changes in shareholders’ equity.

16.	Tax Situation

(a)	The Company and its subsidiaries are subject to the Peruvian tax system. As of December 31, 2009, the income tax rate was 30 percent on taxable income.

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

(b)
During the four years following the year of filing tax returns the tax authorities have the power to review and, as applicable, correct the income tax computed by the Company.  The Income Tax and Value Added Tax (IGV) returns for the following years are open to review by Tax Authorities:

Entity	Years open to review by Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2006, 2007, 2008 and 2009
Buenaventura Ingenieros S.A.	2005, 2006, 2007, 2008 and 2009
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	2004, 2005, 2006, 2007, 2008 and 2009
Compañía Minera Condesa S.A.	2005, 2006, 2007, 2008 and 2009
Compañía Minera Colquirrumi S.A.	2005, 2006, 2007, 2008 and 2009
Consorcio Energético de Huancavelica S.A.	2005, 2007, 2008 and 2009
Contacto Corredores de Seguros S.A.	2005, 2006, 2007, 2008 and 2009
Inversiones Colquijirca S.A.	2005, 2006, 2007, 2008 and 2009
Sociedad Minera El Brocal S.A.A.	2005, 2006, 2007, 2008 and 2009
Minas Conga S.R.L.	2005, 2006, 2007 and 2008
S.M.R.L. Chaupiloma Dos de Cajamarca	2006, 2007, 2008 and 2009
Minera La Zanja S.R.L.	2005, 2006, 2007, 2008 and 2009

Notes to the Consolidated Financial Statements (continued)

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits that will perform will result in increased liabilities for the Company.  For that reason any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined.  However, in Management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2009 and 2008.

Buenaventura -

Buenaventura’s Income Tax Returns for the 2000 and 2003 periods have been audited by Tax Authorities.  As a result of the aforesaid, the Tax Administration has issued assessments denying recognition of Buenaventura’s tax-loss carryforwards reported as of December 31, 2000 and 2003.  To date, the Tax Administration has issued a resolution on the claim petition filed by the Company in which it does not recognize the Company’s tax-loss carryforward amounting to S/67,263,000 (equivalent to US$23,266,000) and S/18,224,000 (equivalent to US$6,304,000) to December 31, 2000 and 2003, respectively.  The principal objection is against having considered certain non-taxable income – dividends and income originating from application of the equity accounting method – as taxable income for the purpose of determining tax-loss carryforwards.  In the opinion of Management and its legal advisers, this interpretation has no legal basis, for which reason Buenaventura could obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

During the year 2007, the Tax Administration audited Buenaventura’s Income Tax Returns for the 2004 and 2005 periods.  As a consequence of the aforementioned, the Tax Administration issued assessments denying recognition of some deductions.  To date, the Tax Administration has issued tax assessment resolutions by which it does not recognize deductions of S/77,921,000 (equivalent to US$26,953,000) in 2004 and S/119,785,000 (equivalent to US$41,434,000) in 2005.  The principal objection was against the recognition the deferred income from the sale of future production as taxable income when Buenaventura delivered the ounces of gold committed.  In the opinion of Buenaventura’s Management and its legal advisers, this interpretation has no legal basis, for which reason Buenaventura would obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

Cedimin -

Cedimin´s Income Tax Return for the 2002 period has been audited by the Tax Administration.  As a result, the Tax Administration has issued assessments modifying the tax-loss carryforward declared by Cedimin.  The principal objection is against having considered Cedimin’s loss of S/27,130,000 (US$7,907,000) on the sale of Minera Huallanca S.A.C. and Minera Yanaquihua S.A shares as non-deductible.  In the opinion of Cedimin´s Management, this interpretation has no legal basis, for which reason Cedimin would obtain a favorable result in the tax claim procedure initiated against the above-indicated assessment.

Notes to the Consolidated Financial Statements (continued)

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

Sociedad Minera El Brocal S.A.A. -

In 2006 the Tax Administration audited the Sociedad Minera El Brocal S.A.A. (El Brocal) Income tax return for the 2003 period, determining objections of S/2,292,000 to net income for the period for under-reporting sales by the improper deduction of freight and insurance on mineral exports.  These objections were not accepted by El Brocal and are currently being protested.  In the opinion of El Brocal’s Management, this interpretation has no merit, for which reason there would be a favorable result in the proceeding indicated.

(c)
As of December 31, 2009 and 2008, the tax-loss carryforward determined by Buenaventura amounts to approximately S/1,455,370,000 and S/1,695,299,000, respectively (equivalent to US$503,414,000 and US$586,406,000), arising mainly from the release of fixed prices in its commercial sales contracts.  This loss can be used to offset net income obtained in subsequent periods.  As allowed by the Income Tax Law, Buenaventura has chosen a system for offsetting this loss with an annual cap equivalent to 50 percent of net future taxable income, until exhausting this amount.  The amount of the tax-loss carryforward is subject to the results of the audits mentioned in the previous paragraph (b).

Buenaventura has decided to recognize a deferred income tax asset insofar as there it is more likely than not that the tax-loss carryforward can be used to offset future net income.

(d)
For purposes of determining the Income Tax and Value Added Tax (IGV), the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be substantiated with documentation and information on the valuation methods used and the criteria considered for their determination.  Based on analysis of the Company’s operations, the Company’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Company as of December 31, 2009 and 2008.

17.	Net sales and sales commitments

The Company’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold.  The table below presents the net sales to customers by geographic region and product type:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)
Net sales by geographic region
Peru	376,483	356,309	346,704
America	344,065	173,898	219,220
Europe	44,588	153,701	97,960
Asia	30,627	41,197	66,540
Oceania	9,806	7,725	279
Africa	-	14,080	-
	805,569	746,910	730,703
Services rendered
Peru	12,182	19,693	16,318
Asia	1,606	-	-
	819,357	766,603	747,021

Net sales by product
Gold	413,989	360,682	285,321
Silver	235,023	238,679	224,455
Zinc	107,155	152,850	243,375
Lead	54,147	72,369	114,666
Copper	41,824	52,503	4,442
Coal	-	111	406
	852,138	877,194	872,665
Refinery charges and penalties	(93,590)	(132,205)	(133,330)
Prior-period settlements	4,517	(15,513)	(2,195)
	763,065	729,476	737,140
Embedded derivatives from sale of concentrate	14,499	(3,969)	(5,984)
Hedging operations	28,005	21,403	(453)
	805,569	746,910	730,703
Sale of services, powerand other minor items	13,788	19,693	16,318

	819,357	766,603	747,021

Notes to the Consolidated Financial Statements (continued)

(a)
In March and May of 2007, Buenaventura agreed with six of its customers upon the release of commitments to commercial contracts to sell 971,000 ounces of gold at fixed prices.  This agreement to release the commitments in commercial contracts resulted in Buenaventura paying these customers US$315,726,000, with a charge to results for the period and reversing the provision for deferred income from sale of future production held to these dates of US$129,804,000, with a credit to income of the period.  The net effect amounting to US$185,922,000 is presented in the consolidated statement of income.

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

(b)	As of December 31, 2009, Buenaventura has been released of commitments (related to quantity, date and price) on all the sales contracts entered into for the sale of ounces of gold.

Notes to the Consolidated Financial Statements (continued)

Embedded derivative -

The Company’s sales based on a provisional sales price contain an embedded derivative, which is required to be bifurcated from the host contract.  The host contract is the sale of the metals contained in the concentrates at the current spot LME price.  The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period.  At December 31, 2009 and 2008, the Company had consolidated embedded derivatives based on forward prices for the expected settlement dates.  Final prices on these sales will be established over the next several months pursuant to terms of sales contracts.  The impact of fluctuations in the forward prices used for these derivatives through the settlement date is reflected as derivative gains and losses in revenues.

Concentrate sales include adjustments to the provisional sale value resulting from changes in the fair value of the embedded derivative.  These adjustments resulted in higher sales by US$14,499,000 and lower sales by US$3,969,000 in 2009 and 2008, respectively.  See note 17 and 28.

Concentration of sales –

In 2009, the three most important customers represented 46%, 16% and 13% of total sales (14%, 12% and 15% of total sales in 2008).  As of December 31, 2009, 75% of the accounts receivable are related to these customers (68% as of December 31, 2008).  Some have sales contracts that guarantee supplying them the production from the Company’s mines at prices that are based on market quotations.

18.	Costs of Sales, without considering depreciation and amortization

The table below presents the components of this caption:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Opening balance of products in process, note 6(a)	11,562	12,333	10,286
Opening balance of finished goods, note 6(a)	9,529	7,875	6,862
Services provided by third parties	98,939	48,622	29,450
Consumption of materials and supplies	66,022	64,401	49,684
Direct labor	53,926	48,264	35,853
Transport	11,059	9,364	6,578
Electricity and water	9,479	13,988	9,836
Other production expenses	42,386	67,238	53,651
Provision for inventory impairment, note 6(b)	809	810	15
Final balance of products in process, note 6(a)	(15,788)	(11,562)	(12,333)
Final balance of finished goods, note 6(a)	(7,581)	(9,529)	(7,875)

	280,342	251,804	182,007

19.	Exploration in operating units

The table below presents the components of this caption:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Exploration expenses
Orcopampa	20,352	13,493	9,047
Uchucchacua	14,958	11,518	8,913
Poracota	13,267	5,892	3,217
Antapite	7,437	9,684	6,017
Shila - Paula	6,538	8,261	4,780
Julcani	3,791	3,808	1,491
Recuperada	1,979	2,963	2,756
Ishihuinca	305	1,384	1,607
Tajo Norte	22	-	-

	68,649	57,003	37,828

Notes to the Consolidated Financial Statements (continued)

20.	General and administrative expenses

The table below presents the components of this caption:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Stock appreciation rights, note 13(c)	29,073	(7,678)	28,666
Personnel expense	20,587	18,117	12,820
Allowance for doubtful accounts, note 5	16,814	5,372	-
Miscellaneous expenses	9,165	8,647	6,619
Professional fees	6,816	6,201	6,512
Board of Directors’ participation	2,064	2,091	2,072
Allowance for doubtful accounts	1,780	-	-
Supplies	938	597	433
Insurance	777	738	769
Maintenance	298	303	589
Amortization of other assets	261	261	261
Rent	187	258	464

	88,760	34,907	59,205

21.	Exploration in non-operating areas

The expenses incurred in 2009, 2008 and 2007 by exploration area are presented below:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Outside of mining units
Mallay	7,305	8,002	4,279
La Zanja	4,538	8,446	1,583
Breapampa	3,238	3,259	4,256
Trapiche	3,058	2,701	3,009
Tantahuatay	1,796	2,109	2,597
Anamaray	1,050	1,051	799
Chucapaca	705	1,786	-
Consolidado de Hualgayoc	602	-	838
Argentina	600	428	942
Terciopelo	528	-	-
Colquemayo	487	-	-
El Faique	374	401	748
La Llave	276	2,591	-
Jaguar	207	-	-
Aguas Calientes	189	-	-
El Milagro	164	2,936	6,804
Soras Poracota	158	2,426	852
Hatun Orco	131	2,109	1,272
Los Pircos-Cirato	124	191	1,049
Ccaccapaqui	87	-	-
Pampa Andino	5	67	481
San Francisco (Argentina)	-	1,495	369
San Francisco	-	2,118	-
Llillinta	-	27	827
Tinyaclla	-	5	107
Hueso Sur	-	3	360
Sausa Layo-Norte	-	-	1,733
Other minor projects	662	2,413	136
	26,284	44,564	33,041
In mining units
Marcapunta	3,504	10,667	9,881
Other	217	-	3,485

	30,005	55,231	46,407

Notes to the Consolidated Financial Statements (continued)

22.	Royalties

The table below presents the components of this caption:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., note 31(b)	21,133	18,275	15,670
Peruvian State	18,452	16,883	17,601
Minera El Futuro de Ica S.R.L., note 31(b)	61	536	707

	39,646	35,694	33,978

23.	Interest incomes and expenses

The table below presents the components of this caption:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Interest incomes
Interest on deposits	4,477	17,524	9,120
Interests received on tax refunds	1,578	-	1,161
Interest on loans	47	79	1,491
Other	15	248	-

	6,117	17,851	11,772

Interest expenses
Interest expenses related to third parties	(8,899)	(19,287)	(4,493)
Accretion expense, note 13(b)	(4,839)	(6,265)	(2,456)
Tax on financial transactions	(981)	(2,299)	(1,308)
Bank fees related to the Syndicated Loan Agreement	-	(3,771)	-
Other	(371)	(2,312)	(357)

	(15,090)	(33,934)	(8,614)

Notes to the Consolidated Financial Statements (continued)

24.	Other, net

The table below presents the components of this caption:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Other income
Sale of supplies and services to third parties	2,935	3,873	160
Prior period reversals	1,922	1,887	1,943
Sale of rights	1,005	1,720	-
Reversal of the provision for impairment of inventory, note 6(b)	360	16	2,413
Income from insurance proceeds	353	11	2,072
Net gain on sale of property, plant and equipment	332	971	237
Recovery of Minera Yanaquihua S.R.L. doubtful account	-	1,320	-
Other, net	878	-	-
	7,785	9,798	6,825

Other expenses
Services provided by third parties	(2,109)	(320)	-
Voluntary mining contribution	(1,530)	(1,700)	(2,637)
Provision for contingencies (labor, environmental and community)	(889)	(1,338)	(549)
Adjustment of provision for closure of mining units and exploration projects	(455)	(10,129)	(3,682)
Late and additional taxes	(249)	(711)	-
Administrative services	-	(1,140)	-
Accident in Colquijirca mining unit	-	-	(2,696)
Net loss from sale of obsolete supplies	-	-	(1,203)
Other, net	-	(3,750)	(4,744)
	(5,232)	(19,088)	(15,511)

Net	2,553	(9,290)	(8,686)

Notes to the Consolidated Financial Statements (continued)

25.	Income tax and workers’ profit sharing

(a)
The Company and its subsidiaries recognize the effects of timing differences between the accounting basis and the tax basis.  The table below presents the components of this caption, according to the items that give rise to them:

		Credit (debit) to the consolidated statement of income			Credit (debit) to the consolidated statement of income
	As of January 1, 2008	Income tax	Workers’ profit sharing	As of January 1, 2009	Income tax	Workers’ profit sharing	As of December 31, 2009
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Deferred asset included in results
Tax - loss carryforward	58,116	106,091	30,751	194,958	(2,548)	(738)	191,672
Provision for closure of mining units, net	13,094	1,337	387	14,818	2,109	611	17,538
Difference in depreciation and amortization rates	7,009	3,052	885	10,946	4,369	1,266	16,581
Stock appreciation rights provision	13,458	(6,563)	(1,902)	4,993	7,458	2,161	14,612
Loss from translation into U.S. dollars	7,504	(4,951)	(1,434)	1,119	3,722	1,079	5,920
Impairment of property, plant, machinery and equipment, and development costs	-	3,499	1,014	4,513	979	284	5,776
Embedded derivative from sale of concentrates	2,051	701	203	2,955	(2,291)	(664)	-
Deferred income from sale of future production	33,192	(25,733)	(7,459)	-	-	-	-
Environmental liability for Mina Santa Barbara	1,773	-	-	1,773	-	-	1,773
Other	10,991	(1,618)	(450)	8,923	166	47	9,136
	147,188	75,815	21,995	244,998	13,964	4,046	263,008
Less – Allowance for deferred asset recoverability	(3,761)	706	205	(2,850)	(557)	(159)	(3,566)
	143,427	76,521	22,200	242,148	13,407	3,887	259,442

Deferred asset included in retained earnings
Derivative financial instruments	-	-	-	-	1,888	547	2,435

Deferred asset, net	143,427	76,521	22,200	242,148	15,295	4,434	261,877

Deferred liability included in results
Differences in amortization rates for development costs	1,332	(5,590)	(1,620)	(5,878)	(7,772)	(2,255)	(15,905)
Embedded derivative from sale of concentrates	-	-	-	-	(1,335)	(387)	(1,722)
Other	(806)	128	39	(639)	84	24	(531)
	526	(5,462)	(1,581)	(6,517)	(9,023)	(2,618)	(18,158)
Less deferred liability included in retained earnings
Derivative financial instruments	(2,835)	(18,319)	(5,310)	(26,464)	20,517	5,947	-

Deferred liability, net	(2,309)	(23,781)	(6,891)	(32,981)	11,494	3,329	(18,158)

Notes to the Consolidated Financial Statements (continued)

Buenaventura has not recognized deferred income tax and workers’ profit sharing liabilities in relation to the excess of the accounting basis over the tax basis of investments in shares due to the following:

-
In the case of the Cerro Verde associate, Buenaventura has not recognized a deferred income tax and workers’ profit sharing asset for US$61,547,000 as of December 31, 2009 (US$47,922,000 as of December 31, 2008) given that Buenaventura Management, even though only exercising significant influence over this associate, has the intention and capacity to hold this investment until its copper reserves are depleted; in this sense, Management believes that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to the income tax paid by the Company.  There is no legal or contractual obligation that would require the Company’s Management to sell its investment in this associate (which event would result in a taxable capital gain based on current tax law).

-
In the case of the Yanacocha associate, Buenaventura has not recognized a deferred income tax and workers’ profit sharing liability for US$217,450,000 (US$144,381,000 as of December 31, 2008) given that Buenaventura Management, even though only exercising significant influence over this associate, has the intention and capacity to hold this investment until its gold and silver reserves are depleted ; in this sense, Management believes that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to the income tax paid by the Company.  There is no legal or contractual obligation that would require the Company’s Management to sell its investment in this associate (which event would result in a taxable capital gain based on current tax law).

(b)	The table below presents the current and deferred portions of the provisions for Income Tax and workers’ profit sharing shown in the consolidated statement of income for the years 2009, 2008 and 2007:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Income (expense) for income tax purposes
Current
Inversiones Colquijirca S.A.	(23,950)	(23,548)	(54,350)
Compañía de Minas Buenaventura S.A.A.	(24,366)	-	-
S.M.R.L. Chaupiloma Dos de Cajamarca	(18,247)	(14,303)	(9,860)
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C - Cedimin S.A.C.	(37)	(3,933)	(2,508)
Consorcio Energético de Huancavelica S.A.	(932)	(1,550)	(933)
Other	(1,192)	(1,080)	(1,525)
	(68,724)	(44,414)	(69,176)

Deferred
Minera La Zanja S.A.	9,169	-	-
Compañía de Minas Buenaventura S.A.A.	(4,338)	74,252	21,409
Inversiones Colquijirca S.A.	(1,138)	(3,234)	3,230
Other	691	41	562
	4,384	71,059	25,201

Total	(64,340)	26,645	(43,975)

Notes to the Consolidated Financial Statements (continued)

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Workers’ profit sharing income (expense) (i)
Current
Inversiones Colquijirca S.A.	(6,943)	(6,826)	(15,753)
Compañía de Minas Buenaventura S.A.A. :
Current - legal	(6,497)	-	-
Current - without effect of unusual item	-	(7,503)	(10,322)
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C - Cedimin S.A.C.	(10)	(1,143)	(727)
Consorcio Energético de Huancavelica S.A.	(238)	(272)	(164)
Other	(173)	(150)	(270)
	(13,861)	(15,894)	(27,236)

Deferred
Minera La Zanja S.A.	2,658	-	-
Compañía de Minas Buenaventura S.A.A.	(1,258)	21,523	6,204
Inversiones Colquijirca S.A.	(330)	(937)	936
Other	199	33	165
	1,269	20,619	7,305

Total	(12,592)	4,725	(19,931)
(i)
According to Peruvian law, mining companies with more than 20 employees must have a workers’ profit sharing plan equivalent to 8 percent of annual taxable income.  As of December 31, 2009, 2008 and 2007, S.M.R.L. Chaupiloma Dos de Cajamarca and Compañía Minera Condesa S.A. had less than 20 employees.  To December 31, 2008 and 2007, Contacto Corredores de Seguros S.A. had less than 20 employees.

(c)	During the years 2009, 2008 and 2007, the provisions posted for workers’ profit sharing and Income Tax in the Statement of Income were determined as follows:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Income before workers’ profit sharing and income tax	733,540	171,958	435,056
Effect of share in associated companies	(451,306)	(340,929)	(249,555)
	282,234	(168,971)	185,501

Combined legal rate	35.60%	35.60%	35.60%
Workers’ profit sharing and income tax expense according to combined legal rate	100,475	(60,154)	66,038
Currentworkers’ profit sharing – without effect of unusual item	-	7,503	10,322

Permanent differences:
Recognition of deferred asset for Minera La Zanja S.R.L. tax - loss carryforward	(11,826)	-	-
Effect oftranslation to U.S. dollars	(10,244)	6,186	(3,874)
Financial income from tax-exempt interest	(828)	3,609	2,699
Expenses not deductible for tax purposes	2,120	3,062	-
Gain (loss) on change in the fair value of gold certificates	-	-	(1,825)
Other permanent items	(2,765)	8,424	(9,454)

Total	76,932	(31,370)	63,906

Income (expense) for income tax purposes	(64,340)	26,645	(43,975)
Income (expense) for workers’ profit sharing	(12,592)	4,725	(19,931)

Total	(76,932)	31,370	(63,906)

Notes to the Consolidated Financial Statements (continued)

26.	Basic and diluted earnings per share

Basic earnings per share are computed by dividing net earnings for the period by the weighted average number of shares outstanding during the year.

Computation of the earnings per share as of December 31, 2009, 2008 and 2007 is presented below:

	2009	2008	2007

Net income (numerator) – US$	593,561,000	153,283,000	274,761,000

Common shares, note 15(a)	253,759,664	253,759,664	253,759,664
Investment shares, note 15(b)	682,664	682,664	682,664
Shares (denominator)	254,442,328	254,442,328	254,442,328

Basic and diluted earnings per share – US$	2.33	0.60	1.08

Basic and diluted earnings per share is the same given that there is no dilution reducing earnings.

27.	Disclosure of information on segments

International Financial Reporting Standard (IFRS) 8 – “Operating Segments” requires that corporations present financial information by line of business and by geographic area.  Corporations should take into account their organizational structure and internal reporting system to identify reportable segments.  A business segment is a component of a corporation that provides a single product or service or a group of related products and services and that is subject to risks and returns that are different from those of other business segments.  A geographic segment is a component of a corporation that provides products and services within a particular economic ambit and that is subject to risks and returns that are different from those of components operating in other economic ambits.

The Company’s most important line of business is mining, which activities are carried out through thirteen companies.  Management believes that these companies can be combined into a single segment (mining) as they show similar financial performance and characteristics as regards the nature of its products, the nature of the production process, the type of customers and the legal framework.  The electricity, mining consultancy and insurance segments are not relevant for purposes of assessing the course of the business; thus, Management believes that the Company’s only reportable segment is mining.

Sales to customers are broken down by geographic location, determined based on the location of the assets (see note 17).

28.	Derivative Financial Instruments

Derivative contracts -Buenaventura
As of December 31, 2009 and 2008, Buenaventura had no gold convertible put option contracts.

El Brocal -
El Brocal has a policy of carrying out transactions to hedge metals prices using any of the derivative instruments existing in the financial market for up to a term of 3 years, for a total of no more than 25% of the estimated metal content of its annual production each year.  The El Brocal Board of Directors meeting of February 23, 2007 named a Hedging Committee to be responsible for approving all hedging transactions, after their contracting and/or execution.  El Brocal maintains lines of credit without margin with brokers on the London Metals Exchange (LME).

Notes to the Consolidated Financial Statements (continued)

Mineral quote hedging operations
Hedging contracts:  Asian swaps -
During 2008, El Brocal subscribed price-hedging transaction contracts (Asian swaps) to cover the future flows derived from its sales.  The critical terms of the hedging transactions has been negotiated with brokers so as to agree with the terms negotiated in the commercial contracts to which they are related.

Hedging contracts:  Collar options at zero cost -
During 2009, El Brocal subscribed three price-hedging option contracts at zero cost to insure future flows originating from its sales.  The critical terms of hedging transactions have been negotiated with the brokers so as to agree with the terms negotiated in the related commercial contracts.

These hedging options establish a maximum and a minimum price.  When the average price for the quotation period is above the maximum price established, the purchase option in favor of the counterpart is activated, generating a payment to El Brocal of the difference between the two prices.  On the other hand, when the average price for the quotation period is below the minimum price established, the sale option in favor of El Brocal is activated, resulting in receipt of the difference between the two prices.

Cash-hedging operations as of December 31, 2009 were:

Metal	Monthly average amount FMT	Total Amount FMT	Fixed average price per FMT	Period	Fair value
			US$		US$(000)

Zero cost collar-option contracts (“Cashless collars”)					Asset (Liability)

Copper	50	150	5,500 – 7,063	January 2010 - March 2010	(78)
Copper	125	1,125	5,500 – 7,063	April 2010 - December 2010	(969)
Copper	150	1,800	5,500 – 7,063	January 2011 - December 2011	(1,808)
Copper	50	150	6,000 – 7,050	January 2010 - March 2010	(76)
Copper	125	1,125	6,000 – 7,050	April 2010 - December 2010	(847)
Copper	150	1,800	6,000 – 7,050	January 2011 - December 2011	(1,552)
Copper	50	150	5,500 – 8,020	January 2010 - March 2010	(25)
Copper	125	1,125	5,500 – 8,020	April 2010 - December 2010	(478)
Copper	150	1,800	5,500 – 8,020	January 2011 - December 2011	(1,145)

Fair value of options					(6,978)

Asian swap contracts

Zinc	675	3,375	2,621	February 2010 - June 2010	198
Zinc	425	2,550	2,481	July 2010 - December 2010	(340)
Lead	625	3,125	2,145	January 2010 - June 2010	518
Lead	625	3,750	2,568	July 2010 - December 2010	342
Lead	300	1,800	2,145	January 2011 - June 2011	(583)

Fair value of swap contracts					135

Total fair value of hedging instruments					(6,843)

Less – non-current portion					(5,375)

Current portion					(1,468)

Notes to the Consolidated Financial Statements (continued)

The fair value of the derivative hedging instruments held as of December 31, 2008 was US$74,337,000 (asset), which is presented in the “Derivative financial instruments” caption of the consolidated balance sheet (with a US$52,873,000 and US$21,464,000 current and non-current composition, respectively).

The cash-flow hedges for sales to be made in coming years have been assessed by El Brocal Management as highly effective.  Effectiveness has been measured by the flow-compensation method, since El Brocal Management considers it as the method that best reflects the risk management objective with regard to coverage.

As of December 31, 2009, El Brocal held accounts receivable of US$1,703,000 from London Metal Exchange brokers as a result of the hedging transactions settled as of December 31, 2009 (US$11,314,000 to December 31, 2008 ), which is presented in the “Miscellaneous accounts receivable” caption of the consolidated balance sheet.

The change in the “Unrealised gain (loss) on valuation of hedge derivative financial instruments, net” equity account is as follows:

			Unrealised gain (loss) on valuation of hedge derivative financial instruments, net
	Hedge derivative financial instruments	Income tax and workers’ profit sharing	El Brocal	Buenaventura share
	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January1, 2008	7,964	(2,835)	5,129	1,518
Gains from hedging transactions settled during theperiod	(21,403)	7,619	(13,784)	(4,654)
Unrealised gain on hedge derivative financial instruments	87,776	(31,248)	56,528	19,298
Total change in derivative financial instruments for hedging	66,373	(23,629)	42,744	14,644

Balance as of December 31, 2008	74,337	(26,464)	47,873	16,162
Gains from hedging transactions settled during theperiod	(28,005)	9,970	(18,035)	(7,831)
Unrealised losses on hedge derivative financial instruments	(53,275)	19,030	(34,245)	(14,897)
Other	-	-	-	1,975
Total change in derivative financial instruments for hedging	(81,280)	29,000	(52,280)	(20,753)

Balance as of December 31, 2009	(6,943)	2,536	(4,407)	(4,591)

Embedded derivatives from changes in the provisional prices of commercial settlements -

As of December 31, 2009 and 2008, the fair value of the embedded derivatives contained in commercial contracts amounted to a gain of US$4,546,000 (a gain of US$4,838,000 posted by El Brocal and a loss of US$292,000 posted by Buenaventura) and a loss of US$9,953,000 (a loss of US$8,299,000 posted by El Brocal and a loss of US$1,654,000 posted by Buenaventura), respectively.  The related liabilities are presented in the “Embedded derivatives from sale of concentrate” caption of the consolidated balance sheet.

Notes to the Consolidated Financial Statements (continued)

Embedded derivatives from concentrate sales held by Buenaventura and El Brocal as of December 31, 2009:

			Quotations
Metal	Amount	Maturity 2010	Provisional	Future	Fair value
			US$	US$	US$(000)

Gold	8,535 DMT	December - January	1,108.67 - 1,189.28	1,133.42 - 1,150.70	69
Silver	2,432,066 DMT	September - January	15.90 - 19.07	16.39 - 18.68	(955)
Copper	17,211 DMT	January - February	5,216.00 - 6,982.00	7,399.00 - 7,389.00	3,195
Lead	17,568 DMT	September - February	1,900.00 - 2,329.00	2,204.55 - 2,505.50	145
Zinc	42,012 DMT	November - February	1,880.08 - 2,376.00	2,193.38 - 2,574.00	1,771
Gold	40,375 OZ	January	1,105.50 - 1,192.50	1,134.50 - 1,138.34	321
					4,546

Embedded derivatives from concentrate sales held by Buenaventura and El Brocal as of December 31, 2008:

			Quotations
Metal	Amount	Maturity 2009	Provisional	Future	Fair value
			US$	US$	US$(000)

Gold	6,114 DMT	January - March	730. 75 - 831.10	759.36 - 817.70	313
Silver	30,839 DMT	January - April	9.28 - 12.35	9.87 - 10.62	(189)
Copper	22,680 DMT	January - March	137.27 - 233.26	139.34 - 168.60	(4,569)
Lead	33,249 DMT	January – April	951.70 - 1,871.57	962.88 - 1,291.10	(4,165)
Zinc	70,878 DMT	January - March	1,096.45 - 1,356.76	1,100.57 - 1,239.75	(1,343)
					(9,953)

As of December 31, 2008 and 2007 the changes in the fair value of embedded derivatives yielded gains amounting to US$14,499,000 and losses to US$3,969,000, respectively, and were present in the “Net sales” caption of the consolidated statement of income.  The futures quotes for the dates on which it is expected to settle the open positions as of December 31, 2009 and 2008 are taken from publications of the London Metals Exchange.

29.	Financial-risk management objectives and policies

The Company’s activities expose it to a variety of financial risks.  The principal risks that could adversely affect the Company’s financial assets and liabilities and its future cash flows are exchange-rate risk, risk of changes in the prices of minerals, interest-rate risk, liquidity risk and credit risk.  The Company’s risk management program deals with minimizing the potential adverse effects on its financial performance.

The Company’s Management is expert as to the conditions existing in the market and, based on its knowledge and experience, reviews and decides on policies to manage each of these risks, which are described in the following paragraphs.  This also includes analyses seeking to reveal sensitivity in the Company’s financial instruments to changes in market variables and show the impact on the consolidated statement of income or equity, if necessary.  Financial instruments that are affected by market risks include accounts receivable, accounts payable, embedded derivatives and derivative financial instruments.

The Board of Directors reviews and approves policies to manage each of these risks, which are described below:

Notes to the Consolidated Financial Statements (continued)

(a)	Market risk

Market risk is the risk that the fair value of the future cash flows from financial instruments should fluctuate as a result of changes in market prices.  The market risks that apply to the Company include three types of risk:  exchange-rate risk, risk of changes in the prices of minerals and interest-rate risk.  Financial instruments affected by market risks include loans, deposits and derivative financial instruments.

The sensitivity analysis in this section relates to the positions as of December 31, 2009 and 2008, and has been prepared considering that the proportion of financial instruments in foreign currency remains constant.

(a.1)	Exchange-rate risk

The Company bills the sale of its products (locally and abroad) mostly in United States dollars.  Exchange-rate risk arises mainly from deposits and other accounts payable in Nuevos Soles.  The Company mitigates the effect of exposure to exchange-rate risk by carrying out almost all of its transactions in its functional currency.  Management retains smaller amounts in Nuevos Soles in order to cover its needs (taxes and compensation) in this currency.

As of December 31, 2009, the Company had posted a net gain of US$1,457,000 from exchange differences (in the 2008 period, a net loss of US$12,198,000 from exchange differences) from the translation of balances in Nuevos Soles to the functional currency.

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase / decrease	Effect on earnings before income tax and workers’ profit sharing
		US$(000)

2009
Exchange rate	+10%	3,683
Exchange rate	-10%	(3,683)

2008
Exchange rate	+10%	954
Exchange rate	-10%	(954)

(a.2)        Risk of changes in the prices of minerals

The international price of minerals has an important impact on the results of the Company’s operations.  These prices are affected by changes in the global economy.  Minerals producers are generally incapable of directly influencing this price; however, the Company’s profitability is influenced by means of Management’s effective control over its costs and the efficiency of its operations.

Buenaventura -

The Company does not have financial hedging instruments for managing this risk.

Embedded derivatives

The Company allocates a provisional sales value to the sales that are subject to future settlement pursuant to the commercial contracts signed with its customers.  Exposure to changes in the price of metals generates an embedded derivative that must be separated from the commercial contract.  At each period’s closing, the value of provisional sales is adjusted in accordance with the estimated price for the quotation period stipulated in the contract.  Adjustment of the provisional sale value is posted as an increase or decrease in net sales.  See note 2.2. (u).

Notes to the Consolidated Financial Statements (continued)

The estimated change in the price for sales pending final settlement, which is disclosed within the net sales of embedded derivative to December 31, 2009, amounted to US$292,000 (Note 28).  The estimate corresponding to such settlements as closed in January 2010 were increased by 1 percent with respect to the actual value settled.  In the case of settlements that still maintain their provisional value, their estimate to January 2010 was reduced by 1 percent due to the drop in metals prices that took place starting from the second fortnight of January.

El Brocal -

In order to cover the risk resulting from a drop in the prices of metals to be marketed, El Brocal signed derivative contracts that qualify as cash-flow hedges.  See note 28.

In order to control and follow up on hedges, El Brocal approved a hedging policy “Policy for Hedging Metals Prices”, which is carried out and enforced together with the Policy for Management of Financial Risks.  Likewise, El Brocal has a Hedging Committee with the objective of mitigating the risks associated with the changes and volatility taking place in metals prices.

With respect to future prices as of December 31, 2009 and 2008 and the fair value as of those dates of the position in derivative financial instruments for hedging contracted by El Brocal, a sensitivity analysis of the position’s fair value is presented considering a change on the order of 10 per cent for the relevant prices, while all other variables remain constant:

Effect on unrealised gain (loss) on hedge derivative financial instruments, net
US$(000)
2009
Increase of 10 percent in future quotes
Hedges in effect for 2010	(3,580)
Hedges in effect for 2011	(2,201)

(5,781)
Decrease of 10 percent in future quotes
Hedges in effect for 2010	3,580
Hedges in effect for 2011	2,201

5,781

2008
Increase of 10 percent in future quotes
Hedges in effect for 2009	2,256
Hedges in effect for 2010	1,007
Hedges in effect for 2011	113

3,376
Decrease of 10 percent in future quotes
Hedges in effect for 2009	(2,256)
Hedges in effect for 2010	(1,007)
Hedges in effect for 2011	(113)

(3,376)

Notes to the Consolidated Financial Statements (continued)

(a.3)        Interest-rate risk

The Company has significant assets such as time deposits that are placed with leading financial institutions.  They accrue interest at rates in effect in the market; the Company’s income and operating cash flows are independent of changes in market interest rates.

If the interest rates to which the time deposits and long-term debt are subject would have fluctuated as described below for the years ended December 31, 2009 and 2008, respectively, the effect on earnings before income tax and workers’ profit sharing would have been:

	Increase / decrease in LIBOR rate	Effect on results
	(percentage points)	US$(000)

2009
Interest rate	+ 2.0	1,982

2008
Interest rate	+ 0.5	(1,812)
Interest rate	-2.0	11,587

(b)	Credit risk -

The Company’s credit risk arises from the inability of debtors to be able to fulfill their obligations, to the extent to which they are overdue.  Therefore, the Company deposits its excess funds in leading financial institutions, establishes conservative credit policies and constantly evaluates conditions of the market in which it is involved, for which it uses risk-rating reports for commercial and credit transactions.  In the case of El Brocal, it conducts hedging transactions with London Metal Exchange brokers of recognized prestige.  Therefore, the Company does not expect to incur significant losses from credit risk.

There is concentration-of-credit risk when there are changes in the economic, industrial or geographic factors that equally affect the counterparts related to the Company.  The Company’s gold and concentrate sales are made to investment banks and companies of recognized national and international prestige.  Transactions are executed with various counterparts with credit solvency, which mitigates any significant concentration of credit.

Trade accounts receivable are denominated in United States dollars; their due dates are the dates of emission on the proof of payment, which amounts becomes cash in days following their due dates.  The Company’s sales of the Company are made to domestic and foreign customers; as of December 31, 2009 it had a portfolio of 9 customers (10 customers as of December 31, 2008).  See concentration of sales in note 17.  The Company performs an assessment on those debts whose collection is estimated as a variable to determine the allowance for doubtful accounts.

Credit risk is limited to the book value of the financial assets as of the consolidated balance sheet date.  These assets consist mainly of cash, banks and time deposits, trade accounts receivable, miscellaneous accounts receivable and derivative financial instruments.

Collections in January 2010 amounted to US$981,00, which represents 91.1% percent of the balances receivable as of December 31, 2009, for which reason the credit risk would be mitigated.

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources.  The Company maintains suitable levels of cash and cash equivalents; its shareholders also include companies with economic backing and it has sufficient credit capacity to allow it to have access to lines of credit in leading financial entities.

Notes to the Consolidated Financial Statements (continued)

The Company continually monitors its liquidity reserves based on cash flow projections.

An analysis of the Company’s financial liabilities classified according to their aging is presented below, considering the period from their due date to the consolidated balance sheet date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2009
Trade accounts payable	58,233	-	-	-	58,233
Provision for executive compensation	14,175	7,521	16,928	2,506	41,130
Provision for mine closure and exploration projects	15,142	18,911	27,334	22,974	84,361
Other accounts payable	57,807	5,879	-	-	63,686
Long-term debt (principal and interest)	84,380	64,532	90,787	-	239,699
Embedded derivative from sale of concentrate	292	-	-	-	292
Financial hedging instruments	1,468	5,375	-	-	6,843

Total	231,497	102,218	135,049	25,480	494,244

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Greater than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2008
Trade accounts payable	35,944	-	-	-	35,944
Provision for executive compensation	1,966	3,272	5,947	2,839	14,024
Provision for mine closure and exploration projects	12,890	12,829	28,246	29,520	83,485
Other accounts payable	49,961	6,328	-	-	56,289
Long-term debt (principal and interest)	108,186	84,367	154,430	-	346,983
Embedded derivative from sale of concentrate	9,953	-	-	-	9,953

Total	218,900	106,796	188,623	32,359	546,678

(d)	Capital management -

The objective is to safeguard the Company’s capacity to continue as a going concern for the purpose of providing returns for shareholders, benefits for the stakeholders and maintaining an optimal structure that allows reducing the cost of capital.

Notes to the Consolidated Financial Statements (continued)

The Company manages its capital structure and makes adjustments to confront changes in the market’s economic conditions. The Company’s policy is to finance all its short- and long-term projects with its own operating resources. In order to maintain or adapt the capital structure, the Company may amend the policy for dividend payments to shareholders, return capital to its shareholders or issue new shares. There were no changes in objectives, policies or procedures during the years ending December 31, 2009 and 2008.

30.	Fair value of financial instruments

Fair value is defined as the amount at which assets would be exchanged or liabilities settled between knowing and willing parties to an ordinary transaction, under the assumption that the entity is a going concern.

When a financial instrument is traded in a liquid and active market, its price as set in a real market transaction offers the best evidence of its fair value. When no price is set in the market or the latter may not be indicative of the instrument’s fair value, the market value of another substantially similar instrument, the analysis of discounted flows or other applicable techniques may be used to determine this fair value, which is materially affected by the assumptions used. Although Management has used its best judgment in estimating the fair values of its financial instruments, any technique for making these estimates entails a certain level of inherent fragility. As a result, fair value may not be indicative of the net realizable or liquidation value of financial instruments.

The following methods and assumptions were used in order to estimate fair values:

Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities such as cash, banks and time deposits, accounts receivable, accounts payable and other current liabilities that are liquid or have short-term maturities (less than three months), it is estimated that their book value is similar to their fair value.

El Brocal carries out derivative financial instrument transactions with financial entities having investment grade credit ratings. These derivative financial instruments products are estimated using market valuation techniques; the majority of contracts are derivative instruments for hedging metals prices.

The valuation technique most frequently applied includes the projections of flows using models and the calculation of present value. These models incorporate numerous variables such as the counterpart entity’s credit-risk rating and future quotes for the prices of minerals.

Financial instruments at fixed and variable rates –

The fair value of financial assets and liabilities at fixed and variable rates at amortised cost is determined by comparing the market interest rates at the time of their initial recognition to the current market rates with regard to similar financial instruments. The estimated fair value of deposits that accrue interest is determined by means of cash flows discounted using the prevailing market interest rates in the currency with similar maturities and credit risks.

Based on the foregoing, the book value of cash, banks and time deposits, trade accounts receivable, miscellaneous accounts receivable, accounts receivable from associates, trade accounts payable, other accounts payable and long-term debt approaches their fair market values.

31.	Commitments and contingencies

(a)	Environmental -

The Company’s exploration and exploitation activities are subject to environmental protection standards.

Law No. 28090, regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment.

Notes to the Consolidated Financial Statements (continued)

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Company presented preliminary environmental studies and Environmental Adaptation and Management Programs (EAMP) for mining units. The Ministry of Energy and Mines has approved the EAMP presented by the Company for its mining units and exploration projects. See detail of plans approved in note 13(b).

The Company believes that the liabilities posted are sufficient to comply with the environmental regulations in effect in Peru. See detail in note 13(b).

(b)	Leased concessions -

Sindicato Minero Orcopampa S.A. -

The Company pays 10 per cent on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043. See note 22.

Minera El Futuro de Ica S.R.L. -

Inminsur entered into a contract with Minera El Futuro de Ica S.R.L. to operate leased mining concessions in the department of Arequipa. The contractual terms establish that the lease is subject to payment of a royalty equivalent to seven percent of the monthly value of the sale of concentrates. As part of the merger with Buenaventura, the contract will be in force until the year 2015. See note 22.

(c)	Purchase option contracts and joint ventures -

During the ordinary course of business, the Company executes contracts to undertake exploration works in third-party concessions. Under the terms of these contracts, the Company generally has an option to acquire the concession or to invest in it in order to earn a share in the holding company. In order to exercise these options, the Company must fulfill certain obligations during the contract term. The Company’s failure to perform the obligations established therein is usually grounds for termination of these contracts.

The Company may terminate these contracts at any time during their terms, generally after having performed at least the minimum obligations established. Along this line, the Company constantly analyzes the advisability of whether or not to continue with such contractual relationships.

As set forth in note 2(h), the investments made in joint ventures during the years 2009, 2008 and 2007 amounted to US$4,308,000, US$5,286,000 and US$4,256,000, respectively, and are posted in the “Exploration in non-operative areas” caption. See note 21. There are no significant commitments with regard to these contracts for the following years.

(d)	Legal and tax procedures -

Buenaventura’s legal procedures

Buenaventura is a party in legal procedures that have arisen in the normal course of its activities; nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, in particular or as a whole, could result in material contingencies.

Notes to the Consolidated Financial Statements (continued)

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

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits entered into settlement agreements with Yanacocha prior to filing such claims. In April 2008, the Peruvian Supreme Court upheld the validity of these settlement agreements, which should result in the dismissal of all claims brought by previously settled plaintiffs. Yanacocha has also entered into settlement agreements with approximately 350 additional plaintiffs. The claims asserted by approximately 200 plaintiffs remain. Yanacocha can not reasonably predict the final outcome or estimate the possible loss relating to such claims. The maximum additional expense related to these judicial claims is estimated at US$1.5 million.

Conga -

The Company is involved in a dispute with the Provincial Municipality of Celendin regarding the authority of that governmental body to regulate the development of the Conga project. In 2004, the Municipality of Celendin enacted an ordinance declaring the area around Conga to be a mining-free reserve and naturally protected area. The Company has challenged this ordinance by means of two legal actions, one filed by the Company (as the lease holder of the Conga mining concessions) and one filed by Minera Chaupiloma (as the titleholder of the Conga mining concessions). In August 2007, a Peruvian Court of first instance upheld Chaupiloma’s claim, stating that the Municipality of Celendin lacks the authority to create natural protected areas. The Municipality of Celendin has not appealed the ruling. Based on legal precedent established by Peru’s Constitutional Tribunal and the foregoing resolution of the Chaupiloma claim, it is reasonable to believe that Yanacocha’s mining rights will be upheld.

Hacienda Los Negritos -

In October 2002, the Company was sued by Grimaldina Malpica Rojas (“the plaintiff”), seeking: (i) the repossession of the “Los Negritos” property, which is currently held and utilized by the Company, and (ii) a payment for damages of up to $65 million. In July 2008 the Court dismissed this claim and the ruling was not appealed by the plaintiff.

Notes to the Consolidated Financial Statements (continued)

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

In March 2008, the Lima Court rejected a Baños del Inca Municipality request which did not recognize Lima’s Jurisdiction. The legal proceeding is currently pending resolution in Lima’s Court of First Instance.

San Pablo -

In February 2007 the Municipality of San Pablo issued an ordinance designating an area that includes Las Lagunas and Pozo Seco as reserved and protected areas, where the Company has mining rights. Based on previous experience and actions taken by the Constitutional Tribunal in respect of Cerro Quilish in which it was ruled that such declaration did not affect the Company’s mining rights, the Company believes that San Pablo’s declaration should not impact the Company’s legal rights to exploit these concessions. The Company has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by the Company’s mining concessions. The Court in the First Instance rejected the complaint based on formal grounds. The resolution of the Court was appealed and such appeal is currently pending resolution in Lima’s Court of Second Instance.

In November 2008, Lima’s Court confirmed the ruling from the First Instance, rejecting the case based on formal ground. A constitution complaint has been submitted to the Constitutional Court and is currently pending resolution.

Clinica Internacional, Addeco, SDC Security -

Workers of three contractor companies (Clínica Internacional, Adecco and SGC Security) have initiated judicial proceedings through which they demand their incorporation into Minera Yanacocha’s payroll. The workers claim that they are direct employees of the Company and entitled to the corresponding rights afforded to direct employees, arguing that they receive direct orders from Minera Yanacocha and that most of the equipment they use is provided for by the Company. All these proceedings, which involve a total of 97 workers, are pending resolution in Lima’s Court of First Instance.

Tax processes -

As of December 31, 2009, the Tax Authority had audited the tax returns from the period 2004 forward. As a result of these audits, the Tax Authority issued certain assessments, with which Yanacocha and its legal advisers do not agree. For 2004 and 2006, Yanacocha has paid US$11,500,000 and US$7,600,000, respectively, with the objective of preventing the accrual of interest and fines generated on the assessments proposed, which are of a timing nature. It should be mentioned that the assessments relate to the timing of certain deductible expenses. Yanacocha has posted a provision for financial purposes for an amount that represents Management’s best estimate of the income tax expense resulting from these tax audits. In the opinion of Yanacocha’s Management, resolution of the income tax controversy will not have a material effect on the financial statements or on Yanacocha’s liquidity.

Notes to the Consolidated Financial Statements (continued)

Other contingencies - Cerro Quilish -

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

32.	Transactions with associated companies

The Company has carried out the following transactions with its associates in the years 2009, 2008 and 2007:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -

This company is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha. In 2009, these royalties amounted to US$62,150,000 (US$48,760,000 and US$34,014,000 in 2008 and 2007, respectively) and is presented in the “Royalty income” caption in the consolidated statement of income.

Compañía Minera Condesa S.A. (“Condesa”) -

In 2009, Yanacocha granted approximately US$100,395,000 (US$257,536,000 and US$43,650,000 in 2008 and 2007, respectively) in cash dividends to Condesa.

Sociedad Minera Cerro Verde S.A.A. (“Cerro Verde”) -

In 2009, Buenaventura received the amount of US$113,450,000 (US$156,067,000 and US$114,694,000 in 2008 and 2007, respectively) in cash dividends from Cerro Verde.

Buenaventura Ingenieros S.A. (“Bisa”) -

Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for

The income related to these services amounted to approximately US$720,000 in 2009 (US$1,144,000 and US$4,002,284 in 2008 and 2007, respectively). These amounts are presented in the “Net sales” caption in the consolidated statement of income.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -

In November 2001, Conenhua entered into a contract with Yanacocha for providing electrical energy transmission and works operation services for a term of ten years, for which an annual compensation of US$3.7 million was set. The income related to this service during the year 2009 amounted to approximately US$4,788,000 (US$4,788,000 and US$4,407,000 in 2008 and 2007, respectively) and is presented in the “Net sales” caption in the consolidated statement of income.

As a result of the transactions indicated above and other minor ones, the Company has the following accounts receivable from associates:

Notes to the Consolidated Financial Statements (continued)

	2009	2008
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	21,794	12,118
Other	72	993

	21,866	13,111

33.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

Differences in preparation

The Company’s consolidated financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in Note 34 and are principally related to the items discussed in the following paragraphs:

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

Under Peruvian GAAP, IAS 12 – Income Taxes, the Company must consider the effect on the deferred income tax and workers’ profit sharing generated by maintaining book basis in U.S. dollars and a tax basis in Nuevos Soles (for tax purposes, the functional currency is Nuevos Soles). US GAAP, ASC 740 Income Taxes (FAS 109 Accounting for Income Taxes), prohibits the recognition of a deferred tax liability or asset for differences related to non-monetary assets and liabilities that, under ASC 830 Foreign Currency Translation (FAS 52), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates. Therefore, the deferred income tax recorded under Peruvian GAAP has been included as a reconciliation item, see note 34.

Workers’ profit sharing

Peruvian GAAP – Workers’ profit sharing expense (income) is separately presented in the consolidated statements of income in a similar way as income tax expense (income). Also, deferred workers’ profit sharing asset (liability) is separately presented in the consolidated balance sheets in a similar way as deferred income tax assets (liabilities).

U.S. GAAP – The practice is to recognize the workers’ profit sharing expense (income) as part of operating expense (income). Also, deferred workers’ profit sharing assets (liabilities) shall be classified as current or non-current based on the classification of the related assets or liability for financial reporting purposes.

Notes to the Consolidated Financial Statements (continued)

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

U.S. GAAP – Under U.S. GAAP, based on ASC 830 Foreign Currency Translation (codified mainly from FAS 52), equity accounts should be translated into U.S. dollars using historical exchange rates. The cumulative translation loss amounts to US$19,323,000 (US GAAP) and US$34,075,000 (Peru GAAP) as of December 31, 2009 and 2008. It has no effect on total equity as of December 31, 2009 and 2008.

Impairment of long-term assets

Peruvian GAAP – Under Peruvian GAAP, based on IAS 36 – Impairment loss is calculated by comparing the net carrying amount of the asset to its recoverable amount, which is the higher of its value in use or fair value less costs to sell. Under IAS 36 the provision amounted US$3,325,000 for the year ended December 31, 2009.

U.S. GAAP – Under U.S. GAAP, ASC 360 Accounting for the impairment or disposal of long-lived assets (FAS 144), Impairment is considered to exist if total estimated undiscounted cash flows are less than the carrying amount of the asset and an impairment loss is then measured as the amount by which the carrying value of the asset exceeds its fair value. Once recognized, an impairment loss is not reversed. Under ASC 360 the provision amounted US$2,086,000 as of December 31, 2009.

Provision for closure of mining units and exploration projects

Peruvian GAAP – Under Peruvian GAAP, based on IFRIC 1 and IAS 37 – Provisions are adjusted at each balance sheet date to reflect the current best estimate. If the provision was discounted, the provision should increase in each period to reflect the passage of time. The interest rate used to measure that change is pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability as of each consolidated balance sheet date. Under Peruvian GAAP, the accretion expense amounted US$4,839,000 for the year ended December 31, 2009.

U.S. GAAP – Under U.S. GAAP, FAS 143 “Accounting for Asset Retirement Obligation” (subsequently codified within ASC 410 Asset Retirement and Environmental Obligations), changes to an ARO due to the passage of time are measured by applying an interest method of accretion to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted riskfree rate that existed when the liability, or portion thereof, was initially measured. That change is recognized as an increase in the carrying amount of the ARO and as accretion expense (not interest). Under US GAAP the accretion expense amounted US$6,946,000 as of December 31, 2009.

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

Notes to the Consolidated Financial Statements (continued)

Presentation of royalties and unusual item related to net loss from release of commitments in commercial contracts

Peruvian GAAP – Royalties granted to the Peruvian State and third parties amounting to US$39,646,000, US$35,694,000 and US$33,978,000 in 2009, 2008 and 2007, respectively, as well as the unusual item related to net loss from release of commitments in commercial contracts amounting to US$415,135,000 and US$185,922,000 in 2008 and 2007, respectively, are presented as part of operating expenses.

US GAAP – The royalties above mentioned must be presented as part of operating costs, affecting the gross margin. The presentation of the loss on the derivative contracts as unusual item is not permitted.

34.	Reconciliation between net income and shareholders’ equity determined under Peruvian GAAP and U.S. GAAP

Until December 31, 2005, the Company had designated Peruvian Nuevos Soles as its functional and reporting currency. Effective January 1, 2006, the functional and reporting currency of the Company is U.S. dollar for Peruvian GAAP and U.S. GAAP purposes. The methodology of translation from Nuevos Soles into U.S. dollars and the reasons supporting this change are described in note 2.2 (a) of the consolidated financial statements.

The following is a summary of the adjustments to net income for the years ended December 31, 2009, 2008 and 2007 and to shareholders’ equity as of December 31, 2009 and 2008 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Net Income under Peruvian GAAP	593,561	153,283	274,761
Items increasing (decreasing) reported net income
Provision for impairment of long-term assets	1,239	2,767	–
Other	32	32	32
Share in investment in affiliate	-	(1,301)	(44,356)
Deferred Income tax and workers´ profit sharing arising from having a functional currency different from the currency used for tax purposes	(4,801)	6,385	(4,968)
Accretion expense of the provision for closure of mining units	(2,107)	–	–
Deferred Income tax and workers’ profit sharing assets, net	(482)	(996)	(11)
Net adjustments	(6,119)	6,887	(49,303)

Net income attributable to Buenaventura, under U.S. GAAP	587,442	160,170	225,458

Other comprehensive income (loss)
Investments in shares held at fair value	557	(40)	61
Financial Investments maintained at fair value	–	–	798
Realization of accumulated gain on financial instruments available-for-sale	–	–	(1,633)
Unrealized gain (loss) on derivate financial instruments held by subsidiary	(20,753)	14,644	1,518
Other	–	–	–

Total comprehensive income under U.S. GAAP	567,246	174,774	226,202

Accumulated other comprehensive income (loss) under U.S. GAAP
Investments in shares maintained at fair value	675	118	158
Cumulative translation loss	(34,075)	(34,075)	(34,075)
Unrealized gain (loss) on derivate financial instruments held by subsidiary	(4,591)	16,162	1,518
Other	643	643	643
Total accumulated other comprehensive loss under U.S. GAAP	(37,348)	(17,152)	(31,756)
Basic and diluted income per share under U.S. GAAP	2.31	0.63	0.89

Notes to the Consolidated Financial Statements (continued)

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Shareholders’ equity according to the financial statements under Peruvian GAAP	2,263,320	1,728,992	1,580,216
Items increasing (decreasing) reported shareholder´s equity
Minority interest presented within equity under Peruvian GAAP	(199,065)	(197,391)	(165,614)
Share in investment in affiliate	(45,657)	(45,657)	(44,356)
Deferred income tax and worker's profit sharing arising from having a functional currency different from the currency used for tax purposes	(5,920)	(1,119)	(8,923)
Accretion expense of the provision for closure of mining units	(2,107)	–	–
Provision for impairment of long-term assets, net	306	1,287	(527)
Deferred income tax and workers’ profit sharing assets, net	165	176	188

Shareholders’ equity according to the financial statements under U.S. GAAP	2,011,042	1,486,288	1,360,984

The following is a roll forward of the components of shareholders’ equity under U.S. GAAP:

US$(000)

Shareholders’ equity under U.S. GAAP at January 1, 2007	1,205,328
Net Income in accordance with U.S. GAAP	225,458
Declared and paid dividends	(69,972)
Financial Investments held at fair value	(835)
Investments in shares held at fair value	61
Unrealized gain on derivate financial instruments held by subsidiary	1,518
Other	(574)

Shareholders’ equity under U.S. GAAP at December 31, 2007	1,360,984
Net Income in accordance with U.S. GAAP	160,170
Declared and paid dividends	(50,888)
Investments in shares held at fair value	(40)
Unrealized gain on derivate financial instruments held by subsidiary	14,644
Other	1,418

Shareholders’ equity under U.S. GAAP at December 31, 2008	1,486,288

Net Income in accordance with U.S. GAAP	587,442
Declared and paid dividends	(40,711)
Investments in shares held at fair value	557
Unrealized loss on hedge derivate financial instruments held by subsidiary	(20,753)
Other	(1,781)

Shareholders’ equity under U.S. GAAP at December 31, 2009	2,011,042

Notes to the Consolidated Financial Statements (continued)

Recently adopted accounting pronouncements:

The Accounting Standards Codification -

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for interim quarterly periods beginning July 1, 2009. The adoption of the ASC did not result in a change in the Company’s accounting principles.

Noncontrolling Interests -
In December 2007, guidance for noncontrolling interests was updated to establish accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interests”), (ii) the amount of net income attributable to the parent and to the noncontrolling interests, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires noncontrolling interests to be classified as a separate component of equity. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2009.

In January 2010, the guidance for noncontrolling interests was further updated to clarify the scope and to require additional disclosure when a subsidiary is deconsolidated. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Business Combinations -
In December 2007, FAS 141 (R) “Business Combination” (subsequently codified within ASC 805) was issued in order to provide revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 is effective for business combinations for which the acquisition date is January 1, 2009 or later and is to be applied prospectively. Early adoption is prohibited. The adoption of ASC 805 will have on impact on the Company’s financial statements depending on whether the Company enters into business combination transaction in the future.

Noncontrolling Interests in Consolidated Financial Statements -
In December 2007, FAS 160: Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 (subsequently codified within ASC 810 Consolidation) was issued in order to establish accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest, and the valuation of any retained no controlling equity investment when a subsidiary is deconsolidated. ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the no controlling owners. ASC 810 is effective for the Company’s fiscal year beginning January 1, 2009 with early adoption prohibited. This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests. The adoption of ASC 810 will have on impact on the Company’s financial statements depending on whether the Company enters into such transaction in the future.

Notes to the Consolidated Financial Statements (continued)

Equity Method Investments -

In November 2008, the guidance for equity method and joint venture investments was updated to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2009 and should be applied prospectively. The adoption had no impact on the Company’s consolidated financial position or results of operations.

Fair Value Measurements and Disclosures (formerly FAS 157 Fair Value Measurement)
On January 1, 2008 the Company adopted FAS 157 Fair Value Measurement (subsequently codified within ASC 820) which provides enhanced guidance for using fair value to measure assets and liabilities. This ASC guidance does not require any new fair value measurements under U.S. generally accepted accounting principles (GAAP); rather this statement establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements.

The Company adopted ASC 820 for financial assets and liabilities recognized at fair value on a recurring basis effective. The following table list the financial assets and liabilities that are recorded at fair value and the valuation method used as of December 31, 2009 and 2008:

Category	Valuation Method	Balance as of December 31, 2009 asset (liability)		Balance as of December 31, 2008 asset (liability)

Derivative financial instruments, note 28	Quoted market prices	US$	(6,843,000)	US$	74,337,000

Embedded derivatives, note 28	Quoted market prices	US$	4,546,000	US$	(9,953,000)

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly -
On 9 April 2009, FSP-FAS 157-4: Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (subsequently codified within ASC 820)  was issued in order to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability.  The ASC 820 also provides additional guidance on circumstances that may indicate that a transaction is not orderly.  This rule is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  The adoption of the FSP had not impacted on the Company’s 2009 financial reporting and disclosures.

Notes to the Consolidated Financial Statements (continued)

Interim Disclosures about Fair Value of Financial Instruments -
In April 2009, FAS 107 Disclosures about Fair Value of Financial Instruments (subsequently codified within ASC 825 Financial Instruments) and APB 28-1 Interim Disclosures about Fair Value of Financial Instruments (subsequently codified within ASC 270 Interim Reporting), which provides enhanced guidance on fair value disclosures. ASC 825 and ASC 270 require that an entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position, as required by ASC 825. Fair value information disclosed in the notes shall be presented together with the related carrying amount in a form that makes it clear whether the fair value and carrying amount represent assets or liabilities and how the carrying amount relates to what is reported in the statement of financial position. This rule is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of ASC 825 and ASC 270 had not a material impact on the Company´s interim financial reporting and disclosures.

Recognition and Presentation of Other-Than-Temporary Impairments -
In April 2009, FSP No. FAS 115-2, FAS 124-2 and EITF 99-20-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (subsequently codified within ASC 320 Investments—Debt and Equity Securities) was issued in order to provide enhanced guidance on recognition and presentation. ASC 320 requires to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis.

In addition, an entity shall disclose information for interim and annual periods that enables users of its financial statements to understand the types of available-for-sale and held-to maturity debt and equity securities held, including information about investments in an unrealized loss position for which an other-than-temporary impairment has or has not been recognized. In addition, for interim and annual periods, an entity shall disclose information that enables users of financial statements to understand the reasons that a portion of an other-than-temporary impairment of a debt security was not recognized in earnings and the methodology and significant inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings. This rule is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of ASC 320 will not have a material impact on the Company’s 2009 financial reporting and disclosures but could affect the Company in the future.

Subsequent Events -

In May 2009, the guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. This ASC guidance is effective for the Company’s interim period beginning June 30, 2009. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

35.	Recently Issued Accounting Pronouncements

Fair Value Measurements and Accounting -

In January 2010, the guidance for fair value measurements and disclosure was updated to require additional disclosures related to: i) transfers in and out of level 1 and 2 fair value measurements and ii) enhanced detail in the level 3 reconciliation. The guidance was amended to provide clarity about: i) the level of disaggregation required for assets and liabilities and ii) the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

MINERA YANACOCHA S.R.L.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

PricewaterhouseCoopers	Dongo-Soria, Gaveglio y Asociados
Sociedad Civil
de Responsabilidad Limitada
Av. Santo Toribio 143
Lima 27, Perú
Apartado 1434-2869
Telfs.:(51 1)211-6500 411-5800
Fax : (51 1) 211-6560

REPORT OF THE INDEPENDENT REGISTERED AND CERTIFIED PUBLIC ACCOUNTING FIRM

February 23, 2010

To the Partners and the Executive Committee of
Minera Yanacocha S.R.L.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ equity and cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for uncertain tax positions effective January 1, 2007.

Counstersigned by

/S/ FERNANDO GAVEGLIO	(partner)

Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No.01-19847

MINERA YANACOCHA S.R.L

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2009	2008	2007
	(dollars in thousands)
Revenues	$2,013,228	$1,612,618	$1,093,347
Costs and expenses	671,507	659,867	506,261
Costs applicable So sales (1)
Amortization	166,053	169,131	159,148
Accretion	12,047	9,919	8,850
Exploration and advanced projects	22,968	28,151	28,234
Other expense, net (Note 3)	78,024	76,673	75,019
	950,599	943,741	777,512
Other income (expense)
Other income, net (Note 4)	3,886	11,239	15,877
Interest expense, net of capitalized interest of $4,212, $5,002 and $11,696, respectively	(4,598)	(7,597)	(3,179)
	(712)	3,642	12,698

Income before income tax	1,061,917	672,519	328,533
Income tax expense (Note 5)	(334,841)	(196,057)	(107,044)
Net income	$727,076	$476,462	$221,489

Other comprehensive income, net of tax	1,239	—	—
Comprehensive income	$728,315	$476,462	$221,489

(1) Exclusive of Amortization and Accretion

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2009	2008
	(dollars in thousands)
ASSETS
Cash and cash equivalents	$732,635	$157,526
Accounts receivable (Note 6)	32,669	45,554
Due from related parties (Note 12)	4,180	2,126
Inventories (Note 7)	46,077	75,328
Stockpiles and ore on leach pads (Note 8)	172,447	126,191
Deferred income tax assets (Note 5)	8,746	8,746
Other current assets (Note 9)	18,176	19,531
Current assets	1,014,930	435,002

Property, plant and mine development, net (Note 10)	1,234,694	1,293,716
Long-term ore on leach pads (Note 8)	197,554	147,998
Other long-term assets (Note 9)	19,322	15,247
Total assets	$2,466,500	$1,891,963

LIABILITIES
Current portion of debt (Note 11)	$36,101	$27,283
Accounts payable	62,168	77,100
Due to related parties (Note 12)	27,591	18,209
Workers’ profit participation (Note 13)	57,551	32,839
Income tax payable	68,704	24,804
Other current liabilities (Note 14)	79,468	87,496
Current liabilities	331,583	267,731

Debt (Note 11)	142,235	178,335
Reclamation and remediation liabilities (Note 15)	187,711	174,024
Deferred workers’ profit participation (Note 13)	17,164	9,652
Deferred income tax liabilities (Note 5)	67,995	42,043
Other long-term liabilities	8,710	7,391
Total liabilities	755,398	679,176

Commitments and contingencies (Note 19)

PARTNERS’ EQUITY
Partners’ contributions	398,216	398,216
Additional contributions	226	226
Accumulated other comprehensive income	1,239	—
Retained earnings	1,311,421	814,345
Total partners’ equity (Note 16)	1,711,102	1,212,787
Total liabilities and partners’ equity	$2,466,500	$1,891,963

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008	2007
	(dollars in thousands)
Operating activities:
Net income	$727,076	$476,462	$221,489
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization	166,053	169,131	159,148
Deferred income tax	25,413	1,024	(6,173)
Deferred workers’ profit participation	7,513	297	(2,061)
Accretion of reclamation obligations		13,016	10,890
Other operating adjustments	3,060	2,304	15,510
Decrease (increase) in operating assets:	(28,582)	(17,707)	(23,139)
Inventories, stockpiles and ore on leach pads Other assets	13,359	15,656	(25,499)
Increase (decrease) in operating Stabilities:
Accounts payable and other accrued liabilities	58,548	93,280	(72,271)
Reclamation liabilities	(4,091)	(6,800)	(7,701)
Net cash provided from operations	981,365	744,537	268,988
Investing activities:
Additions to property, plant and mine development	(150,262)	(239,336)	(252,725)
Funding of long-term investment (Note 1)	—	(13,000)	—
Proceeds from sale of assets	1,345	991	2,556
Net cash used in investing activities:	(148,917)	(251,345)	(250,169)

Financing activities:
Change in restricted cash	(57)	(9,174)	(21)
Repayment of debt .	(27,282)	(24,868)	(10,345)
Distributions to partners	(230,000)	(590,000)	(100,000)
Net cash used in financing activities	(257,339)	(624,042)	(110,366)
Net change in cash and cash equivalents	575,109	(130,850)	(91,547)
Cash and cash equivalents at beginning of the year	157,526	288,376	379,923
Cash and cash equivalents at end of the year	$732,635	$157,526	$288,376

See Note 17 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY

	Partners' Contributions	Additional Contributions	Restricted Earnings	Retained Earnings	Accumulated Other Comprehensive Income	Total Partner's Equity
	(dollars in thousands)
Balance at January 1, 2006	$208,616	$226	$189,600	$797,967	$—	$1,196,409
Uncertain tax positions (Note 2)	—	—	—	8,427	—	8,427
Capitalization of restricted earnings (Note 5)	189,600	—	(189,600)	—	—	—
Distributions of profits to the partners	—	—	—	(100,000)	—	(100,000)
Net income	—	—	—	221,489		221,489
Balance at December 31, 2007	$398,216	$226	$—	$927,883	$—	$1,326,325
Distributions of profits to the partners	—	__	—	(590,000)	—	(590,000)
Net income	—	—	—	476,462	—	476,462
Balance at December 31, 2008	$398,216	$226	$—	$814,345	$—	$1,212,787
Distributions of profits to the partners	—	—	—	(230,000)	—	(230,000)
Unrealized gain on marketable securities	—	—	—	—	1,239	1,239
Net income	—	—	—	727,076	—	727,076
Balance at December 31, 2009	$398,216	$226	$—	$1,311,421	$1,239	$1,711,102
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

The Company is owned 51.35% by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation (“Newmont”), 43.65% owned by Compañía Minera Condesa S.A., which is 100% owned by Compañia de Minas Buenaventura S.A.A. (“Buenaventura”) and 5% owned by the International Finance Corporation.

The majority Partners of the Company (or their affiliates) also own the majority interest in Chaupiioma. in accordance with a mining lease, amended effective January 1, 1994, the Company pays Chaupiioma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs.  The royalty agreement expires in 2012, but can be extended at the Company’s option.

Located in the Cajamarca province of Peru, the Company’s operation consists of three active open pit mines:  Cerro Yanacocha, La Quinua and Chaquicocha.  Reclamation and/or backfilling activities at Carachugo, San Jose and Maqui Maqui are currently underway.  Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching cyanidation or the mill, which began commercial production in the second quarter of 2008, followed by Merrill-Crowe zinc precipitation and smelting where a final doré product is poured.  The doré is then shipped offsite for refining and is sold on the worldwide gold markets.

Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Also, the cash flow and profitability of the Company’s operations are significantly affected by the market price of gold.  Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control.  During 2009, 2008 and 2007, the Company sold 2.07 million, 1.84 million and 1.56 million ounces of gold, respectively.

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajarnarca and Hualgayoc.  The Conga project has proven and probable reserves of 11.8 million (unaudited) ounces of gold and 3.2 billion (unaudited) pounds of copper at December 31, 2009 and 2008.

Total proven and probable reserves contained in the three active open pits, other pits to be developed, in the stockpiles, in process and the Conga project are approximately 22.3 million (unaudited) and 24.8 million (unaudited) ounces of gold at December 31, 2009 and 2008, respectively and 3.2 billion (unaudited) pounds of copper at December 31, 2009 and 2008.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities.  The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic.  Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC.  All other accounting guidance not included in the ASC is non-authoritative.  The ASC was effective for the Company’s annual period ended December 31, 2009.  The adoption of the ASC did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Minera Yanacocha S.R.L and the San Jose Reservoir Trust (“Trust”).  In November 2008, the Company funded the Trust to ensure continuous operation for the San Jose Reservoir after 2018.  The Company transferred $13 million to the Trust in 2008.  No withdrawals are allowed until 2018 and the Company is committed to a $23 million fund as of such date.  This Trust is irrevocable and is a separate legal entity.  The grantor is the Company, the trustee is the Banco de Crédito del Perú and the beneficiary is the Company, therefore the Company consolidates the Trust in its Consolidated Financial Statements.

Use of Estimates

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of the Company’s Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; write-downs of inventory to net realizable value; employee benefit liabilities; valuation allowances for deferred tax assets; workers’ profit participation; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.  Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Currency

The Consolidated Financial Statements are stated in U.S. dollars, the Company’s functional currency, as most of its transactions are traded, collected and paid in such currency.  All amounts are rounded to the nearest thousand ($000) unless otherwise stated.  Transactions in other currencies are recorded in U.S. dollars based on exchange rates prevailing at the time of such transactions.  Monetary assets and liabilities denominated in other currencies are translated into the U.S. dollar at exchange rates prevailing at the balance sheet dates, and any resulting gains or losses are reflected in current earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and deposits in banks with an original maturity of three months or less.  Because of the short maturity of these balances, the carrying amounts approximate their fair value.

Investments

Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each reporting date.  The Company accounts for its equity security investments as available for sale securities in accordance with ASC guidance on accounting for certain investments in debt and equity securities.  The Company periodically evaluates whether declines in fair values of its investments below the Company’s carrying value are other-than-temporary in accordance with guidance for the meaning of other-than-temporary impairment and its application to certain investments.  The Company’s policy is to generally treat a decline in the investment’s quoted market value that has lasted continuously for more than six months as an other-than-temporary decline in value.  The Company also monitors its investments for events or changes in circumstances that have occurred that may have a significant adverse effect on the fair value of the investment, and evaluates qualitative and quantitative factors regarding the severity and duration of the unrealized loss and the Company’s ability to hold the investment until a forecasted recovery occurs to determine if the decline in value of an investment is other-than-temporary.  Declines in fair value below the Company’s carrying value deemed to be other-than-temporary are charged to earnings.

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

Stockpiles

Stockpiles represent ore mined and available for further processing.  Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method).  Stockpile ore tonnages are verified by periodic surveys.  Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and amortization relating to mining operations, and removed at the average cost per recoverable unit.

Ore on Leach Pads

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process.  Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore.  The resulting gold-bearing solution is further processed in a plant where the gold is recovered.  Costs are added to ore on leach pads based on current mining costs, including applicable overhead and amortization relating to mining operations.  Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product.  The conversion processes vary depending on the nature of the ore and the specific processing facility, and include mill in-circuit and leach in-circuit.  In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants.  In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process.

Precious Metals Inventory

Precious metals include gold dore and/or gold bullion.  Precious metals that result from the Company’s mining, processing and refining activities are valued at the average cost of the respective in-process inventory.

Materials and Supplies

Materials and supplies are valued at the lower of average cost or net realizable value.  Cost includes applicable taxes and freight.

Property, Plant and Mine Development

Facilities and Equipment

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost.  The facilities and equipment are amortized using the straight-line method at rates sufficient to amortize such costs over the estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

Mine Development

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, and the removal of overburden to initially expose an ore body at open pit surface mines.  Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration and Advanced projects expense.  Capitalization of mine development project costs that meet the definition of an asset begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist. the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over a period beyond one year.  AH other drilling and related costs are expensed as incurred.  Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

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

Mineral Interests

Mineral interests include acquired interests in production, development and exploration stage properties.  The mineral interests are capitalized at their fair value at the acquisition date, either as an individual asset purchase or as part of a business combination.

The value of such assets is primarily driven by the nature and amount of mineralized material believed to be contained in such properties.  Production stage mineral interests represent interests in operating properties that contain proven and probable reserves.  Development stage mineral interests represent interests in properties under development that contain proven and probable reserves.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material consisting of (i) mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization, but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above; or (v) any acquired right to explore or extract a potential mineral deposit.  The Company’s mineral rights generally are enforceable regardless of whether proven and probable reserves have been established.  The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified-and valued proven and probable reserves and/or undeveloped mineralized material.

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is considered to exist if the total of the assets estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans.  Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired.  The term “recoverable minerals” refers to the estimated amount of gold or other commodities that will be obtained after taking into account losses during ore processing and treatment.  Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials.  In estimating future cash flows, assets are grouped at the lowest level of which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.  The Company’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Revenue Recognition

Revenue is recognized from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.  Revenues from silver and copper sales are credited to Costs applicable to sales as a by-product credit.

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

Reclamation and Remediation Costs (Asset Retirement Costs and Obligations)

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  The liability is accreted over time through periodic charges to earnings.  In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset.  Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs.  The asset retirement obligation is based on when spending for an existing environmental disturbance will occur.  The Company reviews, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at each mine site in accordance with accounting for asset retirement obligations.

Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred at a site.  Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs.  Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Recently Adopted Pronouncements

Subsequent Events

In May 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  The update sets forth:  (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements.  The Company adopted the updated guidance for the annual period ended December 31, 2009.  The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.  The Company has evaluated all subsequent events until the financial statements are issued.

Fair Value Accounting

In September 2006, the ASC guidance for fair value measurements and disclosure was updated to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements.  The Company adopted the updated guidance for assets and liabilities measured at fair value on a recurring basis on January 1, 2008. In February 2008, the FASB staff issued an update to the guidance which delayed the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.  The Company adopted the updated guidance for the Company’s nonfinancial assets and liabilities measured at fair value on a nonrecurring basis on January 1, 2009.

In February 2007, ASC guidance was updated for the fair value option for financial assets and financial liabilities.  The updated guidance permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The updated provisions were effective for the Company’s fiscal year beginning January 1, 2008, The adoption had no impact on the Company’s financial position, results of operations or cash flows.  Refer to Note 20 for further details regarding the Company’s assets measured at fair value.

Income Taxes

On January 1, 2007, the Company adopted updated ASC guidance which clarifies the accounting and reporting for uncertainties in the application of the income tax laws to our operations.  The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax provisions taken or expected to be taken in income tax returns.  The cumulative effects of applying this interpretation were recorded as an increase in retained earnings of $8.4 million, an increase in net deferred tax assets of $1.8 million, an increase of $0.9 million in deferred income tax expense, offset, in part, by a decrease of $5.7 million in the net liability for unrecognized income tax benefits.  Refer to Note 5.

Recently Issued Accounting Pronouncements

Fair Value Accounting

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to:  i) transfers in and out of level 1 and 2 fair value measurements and ii) enhanced detail in the level 3 reconciliation.  The guidance was amended to provide clarity about:  i) the level of disaggregation required for assets and liabilities and ii) the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011.  The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

3.	OTHER EXPENSE, NET

	Years Ended December 31,
	2009	2008	2007
Negotiated payment	$28,019	$18,492	$9,683
Community development and external affairs	21,673	39,251	32,213
Regional administration	18,477	14,223	9,816
World Gold Council dues	3,602	3,168	2,928
Write-down of long-lived assets	2,923	442	1,269
Non-producing accretion	972	971	835
Choropampa mercury spill (Note 19)	606	(5,941)	8,615
Reclamation and remediation	(3)	284	1,916
Contractor bankruptcy	—	—	1,956
Workers’ profit participation (Note 13)	—	—	1,615
La Quinua leach pad repair	—	—	1,000
Other	1,755	5,783	3,173
	$78,024	$76,673	$75,019

The 2008 Choropampa mercury spill includes $14.4 million reimbursed by the insurers for legal fees and expenses.

Negotiated Payment

During 2006 mining companies represented by the Sociedad Nacional de Minerla, Petróleo y Energia (SNMPE) agreed to a mining payment equivalent to 3.75% of Peruvian net income after taxes.  The funds will be managed by a trust fund or association designated by the Company, which may be established by the Company.  Mining companies are contributing these funds to participate in the government efforts to eradicate poverty in Peru in the current favorable economic environment.

In December 2006 the Peruvian Government approved legislation regulating the conditions in which the negotiated payment will be paid by Peruvian mining companies.  The payment amounts to 3.75% of Peruvian net income after income tax (2.75% to be paid to a Local Mining Fund and 1% to be paid to a Regional Mining Fund), payable for 2006 and the following four years if certain conditions are met.

The Company will be released from paying the negotiated payment if the Company has to undertake major obligations arising from new taxes or from the modification of those existing and specifically imposed taxes related to mining activities; or if the gold price decreases below the average price for the 15 years prior to 2005 (equivalent to $537 per ounce).  The negotiated payment will recommence if prices subsequently rise above the reference price.

4.	OTHER INCOME, NET

	Years Ended December 31,
	2009	2008	2007
Interest income	$3,832	$11,636	$14,054
Gain (loss) on sale of assets	815	236	(184)
Foreign currency exchange gain (loss)	(2,490)	(1,592)	807
Other	1,729	959	1,200
	$3,886	$11,239	$15,877

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

5.	INCOME TAX

Tax Stabilization Agreements

The Company has entered into the following tax stability agreements, each with a term of 15 years:

Mine	Effective	Date of the Tax Agreement	Tax Regimes in Force
Carachugo/San José	January 1, 1995	May 19, 1994	October 29, 1999
Maqui Maqui	January 1, 1997	September 12 1994	May 6 1994
Cerro Yanacocha	January 1 2000	September 16 1998	May 22 1997
La Quinua	January 1, 2004	August 25. 2003	August 25, 2003

These agreements guarantee the Company’s use of the tax regimes shown in the table above and permit maintenance of its accounting records in U.S. dollars.

The Carachugo/San Jose tax stability agreement is no longer in effect beginning January 1, 2010, as 15 years has lapsed.

The Company has determined the taxable income according to its understanding, and that of its legal advisors, of the applicable tax legislation.  This legislation requires adding to and deducting from accounting income as determined in the financial statements, those items that the referred legislation recognizes as taxable and non-taxable, respectively.

For the years ended December 31, 2009, 2008 and 2007 the income tax rate was 30% except for the La Quinua mine for which a 29% income tax rate applied.

Reinvestment of Earnings

Mining companies are allowed to obtain a tax benefit by effectively reinvesting those non-distributed earnings into capital expansion projects that increase the Company’s productivity (“Reinvestment Program”). The tax benefit is based on earnings effectively obtained and up to the maximum amount of the Reinvestment Program applied to and approved by the Ministry of Energy and Mines (“MEM”), which amount must be presented as Restricted earnings.

In 2003, the Company received a resolution from the MEM, in which it approved the Reinvestment Program for the years 2001 to 2004 for an amount of $189.6 million.  In 2004, the Company transferred $189.6 million from Retained earnings to Restricted earnings according to the above Reinvestment Program in prior years.  The reinvestment tax benefit reduced income tax expense by $56.9 million

In 2004, the Company took a benefit on only 80% of the Investment Credit based on an initial interpretation of the law.  However, in 2008, based on an updated opinion from the Company’s legal advisors, the Company could have taken the tax benefit on 100% of the Investment Credit approved in the Reinvestment Program.

Based on this new evaluation, the Company recorded in 2008 a tax receivable of $11.4 million in Other current assets with a corresponding reduction to Income tax expense, related to the 20% remaining tax benefit from its 2001 - 2004 Reinvestment Program as final assessments were completed.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Peruvian Income Tax and Workers’ Profit Participation

The current income tax and workers’ profit participation expense (Note 13) was determined as follows:

	Year Ended December 31,
	2009	2008	2007
Income before workers’ profit participation and income tax in accordance with Peruvian GAAP	$1,130,731	$728,940	$393,224
Plus:
Non-deductible expenses	48,492	43,213	32,483
Reclamation (environmental) reserve liability	25,429	22,159	22,558
Capitalized interest amortization	4,850	4,761	2,928
Contingencies and commitments’ accruals	682	10,309	1,360
San Jose Reservoir amortization	—	3,102	—
Accounts receivable write-off	—	2,753	1,472
Provision for obsolescence of inventories	—	2,023	2,777
Other	6,423	3,855	3,648
	85,876	92,175	67,226
Less:
Depreciation of mine development and mineral interests	(1,867)	(30,722)	(9,593)
Tax depreciation rate adjustment	(37,410)	—	—
Kuntur Wasi road construction tax benefit	(23,423)	(13,038)	—
Reclamation (environmental) reserve expense	(4,091)	(6,800)	(7,701)
Capitalized interest	(4,212)	(5,002)	(11,696)
Contingencies and commitments’ accruals	—	—	(9,161)
Leasing benefit	(4,979)	(2,872)	—
Other	(6,905)	—	(2,643)
	(82,887)	(58,434)	(40,794)
Base to calculate workers’ profit participation	1,133,720	762,681	419,656
Workers’ profit participation (8%)	(90,698)	(61,015)	(33,572)
Taxable income	$1,043,022	$701,666	$386,084

Income tax (30%)	$312,907	$210,500	$115,825
Credit for charitable donations	(936)	(976)	(1,406)
Adjustment due to income tax rate applicable to La Quinua	(1,901)	(1,965)	(1,202)
Current income tax	$310,070	$207,559	$113,217

Income Tax - Reconciliation from Peru Tax Return to Income Tax Expense and Tax Balance Sheets

The Company’s income tax provision consisted of the following:

	Years Ended December 31,
	2009	2008	2007
Current Peru tax return	$310,070	$207,559	$113,217
Income tax prior year adjustments	(642)	(12,526)	—
Current	309,428	195,033	113,217
Deferred	25,413	1,024	(6,173)
Income tax expense	$334,841	$196,057	$107,044

Income tax prior year adjustments in 2008 are mainly related to the remaining tax benefit from the 2001-2004 Reinvestment Program.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended December 31,
	2009	2008	2007
Income before fax provision	$1,061,917	$672,519	$328,533
Peruvian statutory rate	30%	30%	30%
Income tax at statutory rate	318,575	201,756	98,560
Income tax recognized through amendment of tax returns	—	(11,376)	—
Adjustment due to income tax rate applicable to La Quinua	(1,901)	(1,965)	(1,202)
Negotiated payment	8,406	5,548	2,905
Donations	5,270	4,587	5,295
Other (non-deductible expenses and tax credits)	4,491	(2,493)	1,486
Total income tax expense	$334,841	$196,057	$107,044

Components of deferred income tax liabilities and assets were as follows:

	At December 31,
	2009	2008
Deferred tax assets:
Reclamation and remediation costs	$29,494	$22,354
Accounts receivable	—	152
Accounts payable and accrued expenses	3,982	6,567
Deferred workers’ profit participation	5,149	2,895
Other	7,057	5,597
	45,682	37,565
Deferred tax liabilities:
Property plant and mine development costs	(90,100)	(66,165)
Inventories	(14,097)	(3,970)
Accrued liabilities	(438)	—
Debt issuance costs	(229)	(289)
Other	(505)	—
	(104,931)	(70,862)
Net deferred tax liability	$(59,249)	$(33,297)
	—	—
Current deferred tax assets	$8,746	$8,746
Less:	—	—
Non-current deferred tax liabilities	(67,995)	(42,043)
Net deferred tax liability	$(59,249)	$(33,297)

The Company adopted updated ASC guidance on January 1, 2007 which clarifies the accounting and reporting for uncertainties in the application of the income tax laws to the Company’s operations.  The guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.  As of December 31, 2009, 2008, and 2007, the Company had $5.5, $5.5, and $1.8 million, respectively, of total gross unrecognized tax benefits that, if recognized, would impact the Company’s effective income tax rate.  A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

	2009	2008	2007
Total amount of gross unrecognized tax benefits at beginning of year	$5,566	$1,848	$1,848
Additions for tax positions of prior years	—	5,566	—
Reductions due to settlements with taxing authorities	—	(1,848)	—
Total amount of gross unrecognized tax benefits at end year	$5,566	$5,566	$1,848

The Company’s continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of its income tax expense.  At December 31, 2009 and 2008, the total amount of accrued income-tax-related interest and penalties included in the Consolidated Balance Sheets was $3.1 and $1.8 million, respectively.  During 2009, 2008, and 2007 the Company accrued through the Statements of Consolidated income an additional $1.3, $1.8, and $0.4 million of interest and penalties, respectively, and released $1.8 million in 2008 as a result of statute of limitations and/or settlements of audit-related issues.

The Company files income tax returns with Peruvian taxing authorities.  The Company is no longer subject to income tax audits by taxing authorities for years before 2006.

6.	ACCOUNTS RECEIVABLE

	At December 31,
	2009	2008
Value added tax credit	$16,879	$39,027
Trade accounts receivable	8,113
Employee receivables	657	508
Other	7,020	6,019
	$32,669	$45,554

7.	INVENTORIES

	At December 31,
	2009	2008
Leach in-process	$3,102	$4,231
Mill in circuit	1,096	1,462
Precious metals	1,915	6,668
Materials and supplies	39,964	62,967
	$46,077	$75,328

8.	STOCKPILES AND ORE ON LEACH PADS

	At December 31,
	2009	2008
Current:
Stockpiles	$33,433	$9,768
Ore on leach pads	139,014	116,423
Non-current:	$172,447	$126,191
Ore on leach pads	$197,554	$147,998

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

9.	OTHER ASSETS

	At December 31,
	2009	2008
Other current assets:
Prepayments to suppliers and contractors	$5,284	$824
Claims for tax refunds	4,038	4,038
Restricted cash	226	168
Income tax credit	11,041
Prepaid expenses and other	8,628	3,460
	$18,176	5 19,531
Other long-term assets:
San José Reservoir Trust assets	$14,930	5 13,013
Other receivables	3,588	1,271
Other	804	963
	$19,322	$15,247

10.	PROPERTY, PLANT AND MINE DEVELOPMENT, NET

	At December 31, 2009			At December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$40,581	$—	$40,581	$35,845	$—	$35,845
Facilities and equipment	2,139,835	(1,368,284)	771,551	2,012,655	(1,232,509)	780,146
Mine development	431,614	(206,099)	225,515	377,175	(153,527)	223,648
Mineral interests	68,391	(7,375)	61,016	66,731	(6,726)	60,005
Asset retirement cost	148,851	(97,510)	51,341	147,439	(85,100)	62,339
Construction-in- progress	84,690	—	84,690	131,733	—	131,733
	$2,913,962	$(1,679,268)	$1,234,694	$2,771,578	$(1,477,862)	$1,293,716
Leased assets included above in facilities and equipment	$75,295	$(40,195)	$35,100	$75,295	$(35,549)	$39,746

Construction-in-progress for 2009 of $85 million primarily related to project infrastructure, a water treatment plant and a tailings pipeline.

Construction-in-progress for 2008 of $132 million primarily related to project infrastructure, a water treatment plant and leach pad expansions.

	Estimated Useful Lives of	Years
Facilities and equipment	Facilities	12 to 25
	Leach pads	5
	Equipment	7 to 10.5
	All remaining assets	5
Mine development	UOP based on ounces mined	8 to 21
Mineral interests	UOP for producing property	12
Asset retirement cost	Related asset	5 to 15

	At December 31, 2009			At December 31, 2008
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Minerai interests:
Production stage	$30,862	$(7,016)	$23,846	$29,202	$(6,367)	$22,835
Development stage	20,298	(174)	20,124	20,298	(174)	20,124
Exploration stage	17,231	(185)	17,046	17,231	(185)	17,046
	$68,391	$(7,375)	$61,016	$66,731	$(6,726)	$60,005

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

In 2008, the Company paid $20.7 million to three communities surrounding La Quinua leach pad (Quishuar, Encajón - Collotán and La Shacsha) to obtain the water rights of the irrigation channels crossing the La Quinua pit.  In 2009, the Company paid $1.7 million related to this matter.  AH payments are recorded in Mineral interests - Production stage at December 31, 2009 and 2008.

11.	DEBT

	At December 31,
	2009	2008
Credit facility	$62,069	$75,862
Bonds:
Floating rate	42,000	42,000
Fixed rate	58,000	58,000
Truck leases	16,267	29,756
	178,336	205,618
Less current portion	(36,101)	(27,283)
	$142,235	$178,335

During 2009 and 2008, the Company made four quarterly payments on the credit facility for a total amount of $13.8 million each year. During 2009 and 2008, the Company made monthly payments on truck leases totaling $13.5 and $11.1 million, respectively.

Scheduled minimum debt repayments are $36.1 million in 2010, $31.7 million in 2011, $29,8 million in 2012, $29.8 million in 2013 and $50.9 million between 2014 and 2016.

Credit Facility

During 2006, the Company entered into an uncollateralized $100 million bank financing with a syndicate of Peruvian commercial banks. Quarterly repayments of $3.4 million started in May 2007 with final maturity in May 2014. Borrowings under the facility bear interest at a rate of LIBOR plus 1.875%.

Bonds

During 2006, the Company issued $100 million of bonds into the Peruvian capital markets comprised of $42 million of floating interest rate bonds bearing interest at a rate of LIBOR plus 1.4375% and $58 million of fixed rate bonds bearing an annual interest of 7,0%. Quarterly repayments of $4 million will begin in July 2010 for six years. The bonds are uncollateralized.

Truck Leases

Banco de Crédito del Perú

In September 2007, the Company entered into a leasing contract with Banco de Crédito del Perú related to the acquisition of nine haul trucks for a total of $24.5 million, with a purchase option, and were delivered in 2007. The lease period is three years bearing annual interest at a rate of 6.10%. Monthly repayments began in January 2008.

Scotiabank

In December 2007, the Company entered into a leasing contract with Scotiabank related to the acquisition of six haul trucks for a total of $16.3 million, with a purchase option. One truck was delivered in 2007, while the remaining five trucks were delivered in 2008. The lease period is three years bearing annual interest at a rate of 6.00%. Monthly repayments began in May 2008.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

Compliance with Covenants

The financing agreements oblige the Company to comply with certain financial covenants including debt coverage ratios. In addition, there are covenants addressing the extent to which, the Company can incur additional indebtedness and distributions of earnings to the Partners. At December 31, 2009, the Company was in compliance with these covenants.

12.	DUE TO/FROM RELATED PARTIES

The Company has the following amounts due from and to related parties:

	At December 31,
	2009	2008
Due from related parties:
Newmont insurance Limited	$4,000	$—
Newmont Peru S.R.L	170	506
Newmont Santa Fe Pacific Chile	10	1,620
	$4,180	$2,125

	At December 31,
	2009	2008
Due to related parties:
S.M.R.L Chaupiioma Dos de Cajamarca	$17,521	$10,028
Newmont Peru S.R.L	5,307	2,825
Newmont Technologies Limited	3,534	2,508
Newmont USA	1,144	2,775
Newmont Santa Fe Pacific Chile	85	73
	$27,591	$18,209

Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliates. The corresponding charges totaled $55.0 million, $51.3 million and 546.5 million in 2009, 2008 and 2007, respectively.

As described in Note 1, the Company pays to Chaupiioma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $62.3 million, $48.6 million and $34.0 million in 2009, 2008 and 2007, respectively and is included in Costs applicable to sales.

13.	WORKERS' PROFIT PARTICIPATION

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

In 2009, 2008 and 2007, the current expense portion of workers’ profit participation amounted to $90.7 million, $61.0 million and $33.6 million, respectively, which was included in Costs applicable to sales.

Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N°009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo (“FONDOEMPLEO”). Law 28464 published in January 2005, which modified art.3 of Law Decree 892, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be applied to training of employees and construction of public facilities. Supreme Decree N° 002-20Q5-TR, published in May 6, 2005, establishes a limit of 2,200 UIT (inflation measurement unit, equivalent to S2.7 million at December 31, 2009) in the contributions to FONDOEMPLEO indicating that the difference goes to the Regional Government.

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

The Company followed the criteria established by the Law in determining the amount to be paid to its employees since 1998, At December 31, 2006, the Company recorded a charge of $14.9 million, included in Other expenses, net, to cover any payment derived from the different criteria established to make these payments by both the law and the regulation. A decision on the applicable criteria was requested to the Court.

In August 2007, the Court enacted an arbitration decision confirming that the Company had paid in excess to FONDOEMPLEO and the Regional Government. This decision is considered the last instance and it cannot be appealed, however it is not binding to the Regional Government. In this regard, the Company, based on its best estimate, believed that the highest amount to be recovered from FONDOEMPLEO was only $3.9 million of the $5.3 million paid in excess. The remaining balance was charged to Other expense, net. Ai December 31, 2009 and 2008, the Company recovered $1.7 million and $2.3 million, respectively, from FONDOEMPLEO.

In September 2007, the Company paid the balance owed to the employees of $21.8 million (including interest), which exceeded the original amount accrued by $6.9 million. The additional amount primarily related to interest paid by the Company to the employees and has been included in Other expense, net.

14.	OTHER CURRENT LIABILITIES

	At December 31,
	2009	2008
Negotiated payment (Note 3)	$28,424	$18,492
Operating costs	11,729	20,387
Capital projects	10,814	14,610
Guarantee fund retention	8,371	4,472
Payroll and other benefits	6,831	6,659
Reclamation and remediation (Note 15)	3,724	7,074
income tax withholding	3,485	2,814
Taxes other than income tax	2,603	8,183
Deferred revenues	2,529	2,439
Interest payable	818	1,556
Other	140	810
	$79,468	$87,496

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

15.	RECLAMATION AND REMEDIATION LIABILITIES (ASSET RETIREMENT OBLIGATIONS)

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

The following is a reconciliation of the total liability for reclamation and remediation:

Balance at December 31 2007	$150,966
Additions, change in estimates and other, net	26,042
Liabilities settled	(6,800)
Accretion	10,890
Balance at December 31, 2008	$181,098
Additions, change in estimates and other, net	1,412
Liabilities settled	(4,091)
Accretion	3,016
Balance at December 31, 2009	$191,435

The current portion of Reclamation and remediation liabilities of $3.7 million and $7.1 million at December 31, 2009 and 2008, respectively, are included in Other current liabilities.

Increases in the asset retirement obligation in 2009 relate primarily to the expanded mining operations at La Quinua and Maqui Maqui and in 2008 relate primarily to the expanded mining operations at Carachugo and the San José Reservoir.

16.	PARTNERS’ EQUITY

Partners' Contributions

Partners' contributions represent 1,278,451,304 common partnership interests with a par value of one Peruvian Nuevo sol each, fully subscribed and paid. Such partnership interest includes 720,407,310 that are owned by foreign investors.

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

Accumulated Other Comprehensive Income

During 2009, the Company recorded $1.2 million related to unrealized profit of the Trust signed with the Banco de Crédito del Perú in November 2008.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided from operations includes the following cash payments:

	Years Ended December 31,
	2009	2008	2007
Income tax paid	$242,845	$184,234	$139,213
Interest paid, net of amounts capitalized	$8,925	$7,963	$3,042

Non-cash Investing Activities and Financing Activities

The Company entered into mining equipment leases that resulted in non-cash increases to Property, plant and mine development, net and Long-term debt of $17.5 million in 2008 (See Notes 10 and 11).

18.	MAJOR CUSTOMERS AND EXPORT SALES

The Company is not economically dependent on a limited number of customers for the sate of its product because gold can be sold through various commodity market traders worldwide. In 2009, sales to one customer accounted for $1,489 million which represented 74% of total annual sales. In 2008, sales to one customer accounted for $1,210 million which represented 75% of total annual sales. In 2007, sales to one customer accounted for $700 million which represented 63% of total annual sales. All gold sales were made outside Peru.

19.	COMMITMENTS AND CONTINGENCIES

Tax Contingencies

Tax contingencies are provided for under ASC guidance (see Notes 2 and 5).

Peruvian Mining Royalty

During the second quarter of 2004, the Peruvian Government enacted legislation to establish a sliding scale mining royalty of up to 3% based on the volume of mine production. The royalty is calculated on revenue from sales of product less certain refining and transportation expenses. While the Peruvian royalty became effective during the second quarter of 2004, it does not apply to those projects that had stabilization agreements prior to the adoption of the royalty law. The Company’s current production is derived from projects that were stabilized prior to the enactment of the royalty legislation. The Carachugo/San José tax stabilization agreement is no longer in effect beginning January 1, 2010. Future production from non-stabilized projects, including the Carachugo/San José are a could be subject to this royalty.

Reinvestment Program

On June 30, 2004, the Company completed all of its investments under the Reinvestment Program from 2001 to 2004. On December 31, 2006, after completing the MEM's audit, the Company received notice of approval. The amount of $189.6 million that had been booked as Restricted earnings was capitalized in December 2007, as stated by law. The Company may not declare dividends from Partners' contributions during the following four fiscal years.

Unification of Properties

In December 2000, as a result of the unitization plan carried out by the Partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

•
The Company must pay to Chaupiloma, S.M, Coshuro R.L. and Buenaventura 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions. These properties are currently under exploration, except for a lime concession.

•
The Company must pay to Los Tapados S.A. 3% on quarterly net sales proceeds of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. The properties are currently not being exploited by the Company.

Legal Proceedings

Choropampa (mercury spill)

In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Peruvian soles (approximately $0.5 million) to the Peruvian government. Yanacocha has entered into settlement agreements with a number of individuals impacted by the incident As compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident. Yanacocha cannot predict the likelihood of additional expenditures related to this matter.

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

Baños del Inca

In September 2006 the Municipality of Baños del Inca issued a declaration designating an area that includes the Carachugo Expansion and San José Projects as reserved and protected areas. Based on previous experience and actions taken by the Constitutional Tribunal (Peru Court of Last instance for Constitutional issues) in respect of Cerro Quilish in which it was ruled that such declaration did not affect the Company’s mining rights, the Company believes that Baños del Inca's declaration, should not impact the Company’s legal rights to exploit these concessions.

In March 2008, the Lima Court rejected a Baños del Inca Municipality request which did not recognize Lima’s Jurisdiction. The legal proceeding is currently pending resolution in Lima’s Court of First Instance.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

San Pablo

In February 2007 the Municipality of San Pablo issued an ordinance designating an area that includes Las Lagunas and Pozo Seco as reserved and protected areas, where the Company has mining rights. Based on previous experience and actions taken by the Constitutional Tribunal in respect of Cerro Quilish in which it was ruled that such declaration did not affect the Company’s mining rights, the Company believes that San Pablo’s declaration, should not impact the Company’s legal rights to exploit these concessions. The Company has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by the Company’s mining concessions. The Court in the First Instance rejected the complaint based on formal grounds. The resolution of the Court was appealed before Lima’s Court of Second instance.

In November 2008, Lima’s Court confirmed the ruling from the First Instance, rejecting the case based on formal ground. A constitution complaint has been submitted to the Constitutional Court and is currently pending resolution.

Clinica Internacional, Addeco, SDC Security

Workers of three contractor companies (Clinica Internacional, Addeco and SDC Security) have initiated judicial proceeding through which they demand their incorporation into Minera Yanacocha’s payroll. The workers deem they are direct employees of the Company with all the rights, arguing that they receive direct orders from Minera Yanacocha and that most of the equipment they use is given by the Company. AH proceedings, which involve a total of 97 workers, are pending First Instance resolution.

20.	FAIR VALUE ACCOUNTING

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s assets measured at fair value on a recurring basis (at least annually) by level within the fair value hierarchy. As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
San José Reservoir Trust assets	$14,930	$14,930	$—	$—
Trade receivable from provisional silver, gold and copper concentrate sales, net	8,113	8,113	—	—
	$23,043	$23,043	$—	$—

The Company’s San José Reservoir Trust assets are made up of marketable equity securities and corporate debt securities and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

The Company’s net trade receivable from provisional silver, gold, and copper concentrate sales is valued using quoted market prices based on the forward the COMEX Silver Index, the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold), and the London Metal Exchange (“LME”) (copper), and, as such, is classified within Level 1 of the fair value hierarchy.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements as of December 31, 2009, 2008 and 2007 together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

ernst & young	Medina, Zaldivar, Paredes & Asociados
Sociedad Civil

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Minera Cerro Verde S.A.A.

We have audited the accompanying balance sheets of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2009 and 2008 (a Peruvian company, subsidiary of Freeport - McMoRan Copper and Gold Inc.), and the related statements of income, shareholders’ equity and cash flows for the years  ended December 31, 2009, 2008 and 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company´s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control over financial reporting.  Accordingly, we express no such o opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years  ended December 31, 2009, 2008 and 2007, in conformity with generally accepted accounting principles in Peru, which differ in certain respects from U.S. generally accepted accounting principles (see notes 24 and 25 to the financial statements).

Lima, Peru,
May 31, 2010

Countersigned by:

/S/ MARCO ANTONIO ZALDÍVAR
Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Sociedad Minera Cerro Verde S.A.A.

Balance Sheets
As of December 31, 2009 and 2008

	Note	2009	2008
		US$(000)	US$(000)
Assets
Current Assets
Cash and cash equivalents	4	203,391	481,744
Trade accounts receivable from third parties		24,792	8,712
Trade accounts receivable from affiliates	5	216,562	89,043
Value added tax credit		4,228	11,614
Embedded derivative related to price of copper	20	64,760	-
Other accounts receivable		6,335	1,306
Inventories, net	6	156,319	175,832
Prepaid expenses		4,177	6,764
Total current assets		680,564	775,015
Other assets	17(d)	49,535	48,752
Long-term inventories	6	91,235	73,346
Property, plant and equipment, net	7	1,082,051	1,068,499
Intangible, net	17(c)	9,779	12,289
Total assets		1,913,164	1,977,901
Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	8	39,798	85,990
Trade accounts payable to affiliates	18(d)	2,719	6,397
Embedded derivative related to price of copper	20	-	255,035
Income tax payable		83,792	91,822
Workers’ profit sharing payable		48,254	91,981
Other accounts payable	9	76,516	45,521
Total current liabilities		251,079	576,746
Provision for remediation and mine closure	17(a)	18,642	16,944
Deferred income tax and workers’ profit sharing, net	10(a)	158,040	1,376
Other accounts payable, long-term	9	39,310	58,600
Deferred income		-	60
Total liabilities		467,071	653,726
Shareholders’ equity, net	11
Capital stock		990,658	189,030
Additional paid-in capital		-	375,660
Legal reserve		198,132	37,845
Restricted earnings		-	800,030
Retained earnings		257,303	(78,390)
Total shareholders’ equity, net		1,446,093	1,324,175
Total liabilities and shareholders’ equity, net		1,913,164	1,977,901

Sociedad Minera Cerro Verde S.A.A.

Statements of Income
For the years ended December 31, 2009, 2008 and 2007

	Note	2009	2008	2007
		US$(000)	US$(000)	US$(000)

Net sales	13	1,757,510	1,835,911	1,794,559
Cost of sales	14	(528,047)	(596,741)	(418,108)
Gross revenue		1,229,463	1,239,170	1,376,451

Operating Expenses
Selling expenses	15	(67,877)	(78,190)	(54,405)
Voluntary contribution	17(b)	(27,608)	(29,496)	(48,674)
Other operating expenses	17(d)	(9,718)	(29,956)	(2,432)
Operating income		1,124,260	1,101,528	1,270,940

Other income (expenses)
Financial expenses	16	-	(7,853)	(23,346)
Financial income	16	1,665	20,278	33,168
Other, net		(3,796)	(2,366)	(426)
Profit before workers’ profit sharing and income tax		1,122,129	1,111,587	1,280,336
Workers’ profit sharing
Current	12(b)	(57,740)	(100,556)	(105,851)
Deferred	10(a)	(35,205)	12,207	(995)
Income tax
Current	12(b)	(199,197)	(346,919)	(267,138)
Deferred	10(a)	(121,459)	42,114	(101,667)
Net Income		708,528	718,433	804,685

Basic and diluted earnings per share (stated in U.S dollars)	19	2.02	2.05	2.30

Weighted average number of share outstanding	19	350,056,012	350,056,012	350,056,012

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2009, 2008 and 2007

	Capital stock	Additional paid-in capital	Legal Reserve	Restricted earnings	Retained earnings	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2007	189,030	375,660	37,845	469,979	188,543	1,261,057

Dividend distributions, note 11(f)	-	-	-	-	(620,000)	(620,000)
Net income	-	-	-	-	804,685	804,685
Transfer to restricted earnings, note 11(d)	-	-	-	330,051	(330,051)	-

Balance as of December 31, 2007	189,030	375,660	37,845	800,030	43,177	1,445,742

Dividend distributions, note 11(f)	-	-	-	-	(840,000)	(840,000)
Net income	-	-	-	-	718,433	718,433
Balance as of December 31, 2008	189,030	375,660	37,845	800,030	(78,390)	1,324,175

Premium capital distribution, note 11 (b)	-	(215,000)	-	-	-	(215,000)
Recovery of dividends paid in excess in 2008, note 11(f)	-	-	-	-	78,390	78,390
Dividend distributions, note 11(f)	-	-	-	-	(450,000)	(450,000)
Capitalization of restricted earnings, note 11(d) and 11 (b)	801,628	(1,598)	-	(800,030)	-	-
Transfer to legal reserve, note 11(b)	-	(159,062)	160,287	-	(1,225)	-
Net income	-	-	-	-	708,528	708,528

Balance as of December 31, 2009	990,658	-	198,132	-	257,303	1,446,093

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Operating Activities
Net income	708,528	718,433	804,685
Adjustments to net income that do not affect net cash flow from operating activities
Depreciation	77,971	79,035	76,696
Amortization of debt issuance costs	-	4,986	13,347
Amortization of intangible assets	(100)	1,711	-
Accretion expense due to mine closure accrual	1,698	1,310	716
Gain on sale of plant and equipment	-	-	(69)
Provision for obsolescence of materials and supplies	(14)	(71)	197
Amortization of deferred income	-	(243)	(244)
Deferred income tax and workers’ profit sharing	156,664	(54,321)	102,435
Amortization of mine development costs	-	-	13,672
Net changes in assets and liabilities accounts
Net decrease (net increase) in operating assets
Trade accounts receivable from third parties	(16,080)	31,444	(40,156)
Trade accounts receivable from affiliates	(127,519)	117,470	(156,410)
Value added tax credit	7,386	(5,759)	32,931
Embedded derivative related to price of copper	(64,760)	-	-
Other accounts receivable	(5,029)	(306)	865
Inventories	1,638	(115,185)	(36,993)
Prepaid expenses	2,587	(3,726)	1,291
Other assets	(783)	(48,752)	-
Net Increase (net decrease) in operating liabilities
Trade accounts payable	(46,192)	35,596	5,964
Trade accounts payable to affiliates	(3,678)	(1,695)	7,353
Embedded derivative related to price of copper	(255,035)	205,269	46,006
Income tax payable	(8,030)	(46,184)	129,625
Workers’ profit sharing payable	(43,727)	(7,668)	60,157
Other accounts payable	14,064	(7,473)	56,528

Net cash and cash equivalents provided by operating activities	399,589	903,871	1,118,596

Statements of Cash Flows (continued)

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Investing activities
Purchase of property, plant and equipment	(91,559)	(133,779)	(99,961)
Proceeds from sales of plant and equipment	227	42	113
Net cash and cash equivalents used in investing activities	(91,332)	(133,737)	(99,848)

Financing activities
Payment of dividends	(371,610)	(840,000)	(620,000)
Payment of premium capital	(215,000)	-	-
Payments of financial obligations	-	(78,750)	(123,250)
Net cash and cash equivalents used in financing activities	(586,610)	(918,750)	(743,250)

Net increase (decrease) in cash and cash equivalents during the year	(278,353)	(148,616)	275,498
Cash and cash equivalents at beginning of year	481,744	630,360	354,862

Cash and cash equivalents at year-end	203,391	481,744	630,360

Additional information of the statement of cash flow:
Income tax payments	207,227	267,849	138,900
Payments of financial expenses	-	7,853	23,346

The accompanying notes are an integral part of these statements.

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements
As of December 31, 2009, 2008 and 2007

1.	Identification and business activity
(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (hereinafter “the Company”) was incorporated in Peru on August 20, 1993 as a result of the privatization process carried out by the Peruvian state in that year. The Company has listed its shares on the Lima Stock Exchange since November 14, 2000.

On March 19, 2007, Freeport- McMoRan Copper and Gold Inc. (“Freeport”) completed the acquisition process of Phelps Dodge Corporation (“Phelps Dodge”). Freeport, through its subsidiary Cyprus Climax Metals Company, owns 53.56% of the voting shares of the Company. Additionally, SMM Cerro Verde Netherlands B.V. (a subsidiary of Sumitomo Metal Mining Company), Compañía de Minas Buenaventura S.A.A. and the minority stakeholders own 21%, 19.26% and 6.18% of the voting shares of the Company, respectively.

The Company’s legal address is Asiento Minero Cerro Verde S/N Uchumayo – Arequipa. The ore deposits are located southwest of Arequipa city.

(b)	Business activity -
The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes and concentrates.

(c)	Approval of financial statements -
The financial statements as of December 31, 2009 have been approved by Management on May 12, 2010. The financial statements as of December 31, 2008 were approved by Management on May 22, 2009.

2.	Significant accounting principles and policies
In the preparation and presentation of the financial statements, Management has followed International Financial Reporting Standards (IFRS) as adopted and effective in Peru as of December 31, 2009, 2008 and 2007, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 24 and 25. The financial statements derive from the statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

2.1.	Basis of presentation and accounting changes –
The accounting principles used in the preparation of these financial statements are consistent with the ones used in the previous year, except for the following standards and IFRICs adopted in Peru starting January 1, 2009:

-
IAS 32 “Financial instruments: Presentation” (revised 2006) – The objective of this standard is to establish principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and liabilities.

-
IFRS 7 “Financial instruments: Disclosures” – The objective of this standard is to require entities to provide disclosures that enable users to evaluate the significance of financial instruments and the nature and extent of risk arising from financial instruments.

-	IFRS 8 “Operating Segments” – This standard replaces IAS 14 “Segment reporting” effective for periods that begin on or after January 1, 2008.

Notes to the Financial Statements (continued)

-	IFRIC 13 “Customer Loyalty Programmes” – This interpretation requires that benefits for customer loyalty programs are recorded as a separate component of sales in the time of grant.

-
IFRIC 14 – IAS 19 “The Limit on a Defined benefit asset, minimum funding requirements and their interaction” – This information determines the limit placed on employee benefit plan according to IAS 19 “Employee Benefits”. This interpretation is not applicable to the Company´s operations.

The Company has adopted these standards for application in the record of its operations; however, the only ones that have an effect in the preparation of its financial statements are IAS 32 “Financial instruments: Presentation” (revised 2006) and IFRS 7 “Financial instruments: Disclosures”. See notes 2.2 from point (a) to (c), 4(c), 5(e), 31 and 22 to the financial statements.

Considering the above, to the date of these financial statements, the CNC has formalized the implementation of IFRS 1 to 8, IAS 1 to 41, SIC 1 to 32 and IFRICs 1 to 14. It is important to mention, that article 4 of CNC Resolution Nº 034-2005-EF/93.01 annulled IAS 15 “Information reflecting the effects of changing prices”, IAS 22 “Business Combinations” and IAS 35 “Discontinuing Operations”. Also article 5, of CNC Resolution Nº 040-2008-EF/93.01 annulled IAS14 “Segment Reporting”, IAS 30 “Disclosures in financial statements of banks and similar financial institutions” and IAS 32 “Financial instruments: Presentation and Disclosures (modified in 2003)”

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make estimates and assumptions in order to determine the amounts of the assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of revenues and expenses to be reported In Management’s opinion, these estimates were made on the basis of their better knowledge of the relevant facts and circumstances at the date of preparation of financial statements; however, the final results could be different from the estimates included in the financial statements.

The most significant estimates considered in the preparation of the accompanying financial statements are: (i) the copper cathode and concentrate provisional sales prices which are initially recorded according to the terms of sales contracts, (ii) the expected copper recovery rates used to estimate copper contained in the in-process inventories, (iii) the provision for obsolescence of materials and supplies, (iv) the useful life and the recoverable amount of property, plant and equipment, (v) the determination of ore reserves and (vi) the provision for remediation and mine closure costs. Any difference between the estimated and actual amounts is recorded in the year of occurrence.

2.2.	Summary of significant accounting principles and policies -
(a)	Foreign currency translation -
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

Notes to the Financial Statements (continued)

(b)	Financial assets -
Initial recognition and measurement
According to IAS 39 “Financial instruments: Recognition and Measurement” the Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale. Management determines the classification of its financial assets at initial recognition and re-evaluates this classification at every balance sheet date.

All financial assets are recognized initially at fair value plus directly attributable transaction cost, except for financial assets at fair value, in which transaction costs are recorded through profit or loss.

Subsequent measurement
The subsequent measurement of financial assets depends on their classification as follow:

Financial assets at fair value through profit or loss-
This category has two sub-categories: held-for-trading financial assets and those designated at fair value through profit or loss at the time of acquisition. A financial asset is classified in this category if acquired principally for the purpose of its sale in the short term or if so designated by Management. Derivatives financial instruments also are classified as trading, unless they are designated as hedge. Assets in this category are classified as current assets if they are either held for trading or are expected to be traded within 12 months of the balance sheet date.The Company has classified within this category its investments in money market funds as of December 31, 2009 and 2008, which are shown as cash and cash equivalent in the balance sheet as of these dates. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with changes recognized in “Financial income” or “Financial expenses” in the statement of income

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes recognized in the statement of income.

Loans and receivables -
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment.

If there is objective evidence that an impairment loss on assets has been incurred (such as the probability of insolvency or significant financial difficulties of the debtor), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flow discounted at the financial asset’s original effective interest rate or interest rate applicable to a similar transaction. The carrying amount of the loan or receivable is reduced through use of an allowance account. The amount of the loss is recognized in the statements of income. Impaired loans and receivables are expensed when they are assessed as uncollectible.

If, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss.

Held-to-maturity investments -
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. The Company does not maintain any financial assets in this category as of December 31, 2009 and 2008.

Available-for-sale financial assets -
Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories.  After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity.  When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the statements of income. The Company did not maintain any financial assets in this category as of December 31, 2009 and 2008.

Notes to the Financial Statements (continued)

Derecognition
A financial asset is derecognized when:
•	The rights to receive cash flows from the asset have expired
•
The Company has transferred its rights to receive cash flow from the asset or has assumed an obligation to pay the received cash flow in full without material delay to a third party under a pass-through arrangement; and

•
The Company has transferred substantially all the risks and rewards of the asset or, the Company has neither, transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither, transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the asset, the asset is recognized to the extent of the Company continuing involvement in the asset.

(c)	Cash and cash equivalents -
Cash and cash equivalents comprise cash at banks and on hand. For the purpose of the statements of cash flows, cash and cash equivalents also include short term deposits with an original maturity of three months or less. Restricted cash deposits are included in other assets in the balance sheet.

(d)	Inventories -
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

(e)	Property, plant and equipment -
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

Land is not depreciated. Depreciation on items of property, plant and equipment directly related to the useful life of the mine is calculated by using the units-of-production method, based on the proven and probable reserves. Other assets are depreciated by using the straight-line method based on the following estimated useful lives:

Notes to the Financial Statements (continued)

Years

Buildings and other constructions	Between 10 and 30
Machinery and equipment	Between 3 and 25
Transportation units	7
Furniture and fixtures	7
Other equipment	Between 3 and 15
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

(f)	Intangibles -
The intangible assets acquired are recorded at cost less accumulated depreciation. As indicated in note 17 (c), the Company has recognized as an intangible asset the fair value of the future benefit related to the acquisition of electrical energy at a fixed price. The related cost is amortized based on the life of the contract (9 years).

(g)	Impairment of non-financial assets -
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

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The revised valuation cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income. The impairment loss for goodwill and indefinite life intangible assets will not be reversed for an increase in their recoverable amount.

(h)	Financial liabilities –
Initial recognition and measurement
The financial liabilities include trade accounts payables, trade accounts payable to affiliates and other accounts payable. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, plus directly attributable transaction costs.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The amortization under this methodology is included in finance cost in the statement of income.

Derecognition of financial liabilities:
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Notes to the Financial Statements (continued)

(i)	Offsetting of financial instruments –
Financial assets and financial liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(j)	Provisions -
General
A provision is recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be fairly estimated. Provisions are reviewed periodically and are adjusted to reflect the best estimate available of the date of the balance sheet. The expense relating to any provision is presented in the statements of income. Provisions are discounted using a current rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

Provision for remediation and mine closure
The Company records a provision for remediation and mine closure when a legally enforceable obligation arises. The Company estimates the present value of its future obligations for remediation and mine closure (asset retirement obligation or “ARO”) and increases the carrying amount of the related asset (asset retirement cost or “ARC”) to be retired in the future, which is included in the property, plant and equipment account in the balance sheet. Subsequently, ARC is amortized to expense during the useful life of the related assets. The recognized provision is increased in each period to reflect the interest cost considered in the initial fair-value estimate. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of the obligation or useful life of the related assets that occur from the revision of the initial estimates are recorded as an increase or decrease in the book value of the obligation and the related asset.

(k)	Contingencies -
A contingency liability is recorded in the financial statements when it is probable their occurrence and they can be reasonably estimated.

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

Sales of copper cathodes and copper concentrate -
Revenue is recognized when all significant risk and rewards of ownership are transferred to the customer and title and insurance risk has passed to the customer. For local sales, this is typically when the Company has delivered the goods to the shipping company designated by the customer. For foreign sales, this is typically when the goods have passed over the vessel´s rail at the port of loading.

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

Notes to the Financial Statements (continued)

Interest income -
Interest income is recognized as interest accrues using the effective interest rate.

(m)	Tax credits for reinvestment programs -
The tax benefit from the reinvestment programs, note 12(c), was recognized in the year in which investments related to the reinvestment programs were made. Any temporary difference between the tax benefit applied in the year and the income tax payable was considered as a deferred income tax.

(n)	Income tax and workers’ profit sharing -
Current income tax and workers’ profit sharing
Income tax and workers’ profit sharing for the current period are measured at the amounts expected to be paid to the tax authorities and workers, respectively. The Company calculates the income tax expense and liability, as explained in note 12. The current workers' profit sharing expense and liability is computed using a rate of 8 percent over the taxable income.

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
Basic and diluted earnings per share are calculated by dividing basic earnings per share by the weighted average common shares outstanding during the period, excluding treasury shares. As of December 31, 2009 and 2008, the Company did not maintain financial instruments with diluting effects; as a result, the basic and diluted earnings per share are the same for 2009 and 2008.

(q)	New accounting pronouncements -
The following standards are issued internationally as of December 31, 2009, but they have not been approved by the Peruvian Accounting Standards Board (CNC) and have not been applied by the Company:

-	IFRS 2 (revised 2008) “Share-based Payments; Vesting conditions and cancellation,” effective for periods that begin on or after January 1, 2009.

Notes to the Financial Statements (continued)

-	IFRS 2 (revised 2009) “Share-based Payments: Group of transactions cash settled and share-based payment,” effective for periods that begin on or after January 1, 2010.

-	Revision of IAS 1, IAS 23, IAS 27, IAS 32, IAS 39 and IFRS1, effective for periods that begin on or after January 1, 2009.

-	Revision of IFRS 3 and IAS 27, effective for periods that begin on or after July 1, 2009.

-
IFRS 9 “Financial Instruments,” which modified the classification and measurement of financial assets established on IAS 39 “Financial instruments: Recognition and Measurement,” is mandatory internationally for periods beginning on or after January 1, 2013.

-	IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 “Financial Instruments: Recognition and Measurement,” effective for periods beginning on or after June 30, 2009.

-	IFRIC 15 “Agreements for the Construction of Real estate,” effective for periods beginning on or after January 1, 2009.

-	IFRIC 16 “Hedges of a net investment in a Foreign Operation,” effective for periods beginning on or after October 1, 2008.

-	IFRIC 17 “Distributions of non cash-assets to owners,” effective internationally for periods beginning on or after July 1, 2009.

-	IFRIC 18 “Transfers of Assets from Customers,” effective internationally for periods beginning on or after July 1, 2009.

-
“Improvements to IFRS” – Within in project scope to amend IFRS, in May 2008 and April 2009, the IAS adopted and published amendments to several international standards, covering a wide array of accounting issues.  The amendments fall into two categories: 1) amendments related to disclosure, recognition and measurement that have accounting implications, and 2) amendments related to the terms and reduction of international standards which are expected to have minimal effect, if any, in the accounting issues.  The amendments were aimed primary to eliminate inconsistencies, clarify the text and its adoption would result in changes to accounting policies.  The amended standards are: IFRS 2, 5, 7 and 8; IAS 1, 7, 8, 10, 16, 18, 19, 20, 23, 27, 28, 31, 34, 36, 38, 39 and 40; and IFRICs 9 and 16.

Most of these changes will be applicable internationally for periods that begin on or after January 1, 2009 with the possibility of being adopted beforehand, subject to the conditions provided for each modification and the transitory provisions related to the first-time adoption of the IFRS.

As of this date, the Company’s management is analyzing the impact of those standards and interpretations that have not been yet approved by the CNC but will have on its operations once such standards are approved for application in Peru.

3.	Foreign currency transactions
Translations to foreign currency (Nuevos Soles) are completed using exchange rates published by the Superintendencia de Banca y Seguros y AFP. As of December 31, 2009, the exchange rates published by this Institution were S/2.888 for buying and S/2.891 for selling U.S. dollars (S/3.137 for buying and S/3.142 for selling as of December 31, 2008) and have been applied to the respective assets and liabilities accounts.

As of December 31, 2009 the principal asset in Nuevos soles corresponds to the deposit in guarantee amounted to S/150,000,000 (equals to US$48,752,000 to that date), see note 17(d). This deposit was replaced in April 2009 by a deposit in U.S. dollars. As of December 31, 2009, the Company had not maintained other significant assets or liabilities in nuevos soles.

Notes to the Financial Statements (continued)

4.	Cash and cash equivalents
(a)	This item is made up us follows:

	2009	2008
	US$(000)	US$(000)

Cash and banks	3,536	21,571
Cash equivalents (b)	199,855	460,173

	203,391	481,744

(b)
As of December 31, 2009 and 2008 this caption comprises a portfolio of investments in foreign money market fund  (primarily time deposit and investments of a rating of “A” by Standard & Poor’s and Moody´s), which yield variable returns, and are classified as highly liquid current assets because they are highly liquid and since management plans to use them for its short-term cash needs.  Because of the short maturity of these investments, less than 90 days, the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are recognized as financial income in the statements of income, see note 16.

5.	Trade accounts receivable from affiliate
(a)	This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

Freeport – McMoRan Corporation (b)	98,615	59,952
Sumitomo Metal Mining Company, Ltd. (c)	114,061	23,311
Climax Molybdenum Marketing Corporation (d)	3,886	5,780
	216,562	89,043

Trade accounts receivable are denominated in U.S. dollars, have current maturity, do not bear interest and have no specific guarantees.  Sale to affiliate is at market prices.

(b)
On October 15, 2006, the Company signed a long-term contract with Phelps Dodge Corporation (now Freeport - McMoRan Corporation) through which it committed itself to sell 20% of the production of copper concentrate.  In the year 2009, the sales of concentrate copper to Freeport - McMoRan Corporation amounted to US$522,089,000 (US$554,262,000 in 2008).

Additionally, during 2009, the Company sold copper cathodes to Freeport - McMoRan Corporation by US$4,757,000 (US$17,119,000 in 2008).

The sales were made based on the availability of the copper cathodes; the conditions were agreed based on market conditions at each shipment date (spot sales).

(c)
On June 1, 2005, the Company signed a long-term agreement with Sumitomo Metal Mining Company Ltd., by means of which it commits to sell 50% of its annual copper concentrate production, until December 31, 2016. As of December 31, 2009, the sales to Sumitomo Metal Mining Company Ltd. amounted to US$ 612,775,000 (US$520,866,000 in 2008).

Notes to the Financial Statements (continued)

(d)
On October 1, 2006, the Company signed a long-term agreement with Climax Molybdenum Marketing Corporation by means of which it committed to sell 100% of its annual molybdenum concentrate, at a price based on the Metal Week Dealer Oxide (MLUDO) and under a delivery type known as CIF (cost, insurance and freight). This contract is valid for one year, and is renewable until one of the parties expresses its desire to terminate it. In 2009 the sales to Climax Molybdenum Corporation amounted to US$15,319,000 (US$55,384,000 in 2008).

On January 27 2009, the Company announced that due to the current market conditions, molybdenum production will be curtailed beginning in the second quarter of 2009.  As a consequence of the improvement in international molybdenum price, the Company decided to restart the molybdenum production in September 2009.

(e)
An account receivable is considered impaired when it had been classified as uncollectible.  As of December 31, 2009 and 2008, the Company does not have any uncollectible receivables and its major customers have prestige in the international market and appear to be financially stable at period end.

6.	Inventories, net
(a)	This item is made up as follows:

	2009	2008
	US$(000)	US$(000)

Copper cathodes	3,767	5,532
Copper concentrate	1,281	5,085
Molybdenum concentrate	808	887
Inventory in process	118,274	98,938
Materials and supplies	124,683	135,668
Inventories in transit	996	5,337
	249,809	251,447
Provision for obsolescence of materials and supplies (b)	(2,255)	(2,269)
	247,554	249,178
Long-term inventory in process (c)	(91,235)	(73,346)
	156,319	175,832

(b)	In Management’s opinion, the provision for obsolescence of materials and supplies is sufficient to cover the risks of obsolescence as of the date of financial statements.

(c)
This item corresponds principally to low grade sulfide material mined placed in the stockpiles and ready to be processed in the concentrator.  According to the Company’s operational plans, this mineral will be used in concentrate production.  Additionally, it includes the copper pounds contained in leach pads, for which recovery is achieved through its exposure to acidic solutions and subsequent transfer to the electrowinning plant to produce copper cathodes.  The expected recovery of copper pounds contained in leach stockpiles is estimated based upon metallurgical assays performed on the material.

Notes to the Financial Statements (continued)

7.	Property, plant and equipment, net
(a)	The changes in cost and accumulated depreciation accounts as of December 31, 2009, are shown below:

	Beginning balance	Additions	Adjustments	Transfers	Ending balance
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	1,497	-	-	-	1,497
Buildings and other constructions	85,487	-	-	14,628	100,115
Machinery and equipment	1,205,849	-	(1,235)	135,730	1,340,344
Transportation units	8,653	-	(453)	215	8,415
Furniture and fixtures	786	-	-	-	786
Other equipment	9,466	-	(541)	836	9,761
Work in progress and transit units	109,245	91,067	-	(151,409)	48,903
Remediation and mine closure costs	12,589	492	-	-	13,081
	1,433,572	91,559	(2,229)	-	1,522,902

Accumulated depreciation
Buildings and other constructions	20,548	2,759	-	-	23,307
Machinery and equipment	330,206	73,231	(1,256)	-	402,181
Transportation units	5,973	672	(432)	-	6,213
Furniture and fixtures	342	95	-	-	437
Other equipment	5,829	877	(505)	-	6,201
Remediation and mine closure costs	2,175	337	-	-	2,512
	365,073	77,971	(2,193)	-	440,851
Net cost	1,068,499				1,082,051

(b)
Fully depreciated assets as of December 31, 2009 and 2008 amount to US$41,593,360 and US$40,163,000 respectively. Currently, these assets are being used by the Company and are primarily machinery and equipment.

(c)
As of December 31, 2009, the work in progress and transit units correspond primarily to the incremental expansion project in concentrator plant, the PAD 4 Buttress project, and an infrastructure project related to the construction of a fresh water plant in the concentrator.

(d)	The Company maintains insurance on its principal assets in accordance with Management´s policies. As of December 31, 2009 the Company has taken insurance coverage of approximately US$2,300,000.

Notes to the Financial Statements (continued)

8.	Trade accounts payable
Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts for the mining activities of the Company.  These obligations are mainly denominated in U.S. dollars, have current maturities and do not accrue interest.  No guarantees have been granted.

9.	Other accounts payable
This item is made up of the following:

	2009	2008
	US$(000)	US$(000)

Voluntary contribution, see note 17(b)	27,608	27,991
Water plant , see note 17(d)	73,560	65,800
Unearned revenue (a)	4,001	-
Other accounts payable	10,657	10,330
	115,826	104,121

Unearned revenue, long – term portion (a)	(3,060)	-
Water plant, long-term portion	(36,250)	(58,600)
Other accounts payable, long – term	(39,310)	(58,600)

Other accounts payable, short – term	76,516	45,521

(a)
It corresponds to an advance granted by Xstrata Tintaya S.A. for construction, engineering and installation of a 20,000 ton sulfuric acid tank, to be used by the Company to provide the download service, storage and release of acid for a period of 5 years.

Notes to the Financial Statements (continued)

10.	Deferred income tax and profit sharing
(a)
The company recognizes the effect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.  The composition of this item is made up as follows:

	As of 01.01.08	Debit (credit) to the statement of Income	As of 12.31.08	Debit (credit) to the statement of Income	As of 12.31.09
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred income tax and worker’s profit sharing asset
Provision for water plant, net	-	24,312	24,312	2,777	27,089
Difference in valuation of inventories	3,614	(3,387)	227	2,985	3,212
Provision for remediation and mine closure	2,130	194	2,324	550	2,874
Deferred stripping costs	1,203	(121)	1,082	(88)	994
Price adjustment of copper cathodes and concentrates	17,597	73,196	90,793	(90,793)	-
Other provisions	422	1,187	1,609	562	2,171
	24,966	95,381	120,347	(84,007)	36,340

Deferred expense tax and worker’s profit sharing liability
Difference in depreciation method	80,663	41,060	121,723	49,603	171,326
Price adjustment of copper cathodes and concentrates	-	-	-	23,054	23,054
	80,663	41,060	121,723	72,657	194,380

Deferred liabilities, net	55,697	(54,321)	1,376	156,664	158,040

Total debit (credit) to the statement of income		(54,321)		156,664

Notes to the Financial Statements (continued)

(b)	The reconciliation of the legal combined rate with the effective rate of income tax for the years 2009 and 2008 is shown below:

	2009	2008	2007
	US$	US$	US$

Income before workers’ profit sharing and Income tax	1,122,129	1,111,587	1,280,336
Income tax rate	30%	30%	30%
Expected income tax expense	336,639	333,476	384,101
Workers’ profit sharing	(27,883)	(26,504)	(32,054)
	308,756	306,972	352,047
Voluntary contribution	9,828	7,669	16,173
Provision for water plant	-	(12,000)	-
Reinvestment of earnings	-	-	(1,231)
Others	2,072	2,164	1,816

Current and deferred income tax expense	320,656	304,805	368,805

11.	Shareholders’ equity, net
(a)	Capital stock -
As of December 31, 2009 and 2008 the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the shareholders agreement of July 11, 2003, the nominal value of the shares was denominated in US dollars and amount to US$0.54 each.  As a consequence of the capitalization of restricted earnings associated with tax benefit (reinvestment credit), see point (d), as of December 2009, the nominal value of the share was increased to US$2.83.

As of December 31, 2009 the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	3,876	6.18
From 1.01 to 20.00	1	19.26
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56
	3,879	100.00

As of December 31, 2008 the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	4,370	6.39
From 1.01 to 20.00	1	19.05
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56
	4,373	100.00

Notes to the Financial Statements (continued)

(b)	Additional paid-in capital -
As of December 31, 2008 this account comprised the difference between the conversion of the par value equity shares into U.S. dollars, as well as the issue premium resulting from the capital increase on April 18, 2005 and approved in Director’s meeting on June 1, 2005.

In Director´s meeting held on October 22, 2009, it was agreed to pay US$215,000,000 from additional paid-in capital, which corresponds to the premium capital paid by shareholders in previous years.  This amount was paid to the shareholders on November 20, 2009.

Moreover, as a results of capitalized the restricted earnings associated with tax benefit (reinvestment credit) recorded by the Company (see point d), it decreased the additional paid-in capital account by US$1,598,000 originated by changes in the nominal value of the shares and the rounding generated by the conversion of the par value equity shares into U.S. dollars,

In December 2009, the Company transferred the remaining balance of the account additional paid-in capital amounting to US$159,062,000 to the legal reserve caption in order to cover part of the 20 percent of the paid capital as of December 31, 2009 (see point c).

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
Pursuant to Supreme Decree N°07-94-EM, mining companies may obtain a tax benefit (reinvestment credit) by effectively reinvesting non-distributed earnings into capital expansion projects that increase productivity, see note 12(c).  According to such Supreme Decree, the restricted earnings of the Company were transferred to a restricted earnings equity account and will be transferred to the capital stock once the Ministry of Energy and Mines approves the investment.  As of December 31, 2008 this balance included a cumulative amount of US$800,030,000.

On October 30, 2009, through Director Resolution No 213-2009/MEM-DGM, the Ministry of Energy and Mines informed the Company the approval of the reinvestment program execution under retained earnings of years 2004, 2005, 2006 and 2007 amounting to US$800,030,000.  On December 2, 2009, the General Shareholders’ Meeting approved the capitalization of retained earnings to comply with the legal status due to which the Company retains its right to reinvestment mechanism established in article 72(b) of the General Mining Law.  As a result of this agreement the new capital stock increased to US$990,658,000.

(e)	Retained earnings -
In accordance with the mining stability agreement entered into with the Peruvian Government, note 12(a), the Company is authorized to distribute, without any restrictions, all capital invested (except by the retained earnings capitalized in 2009, see point (d) above) and dividends.  In addition, dividends and any other form of capital distribution are tax exempt.

Since 2003, dividends on behalf of shareholders, other than domiciled legal entities, are subject to a 4.1% income tax which is withheld and paid by the Company.

(f)	Dividend Distribution –
At the Directors’ meeting held on August 14, 2009, it was agreed to pay a special dividend of US$100,000,000 (US$0.286 per common share).  This dividend was paid in advance of 2009 profits and therefore, it was executed under the article 230° of the General Corporation Law and it was paid on September 11, 2009.  In relation to the agreed dividend, in the case of those shareholders of the Company who held that status at the record date (September 4, 2009) and that on September 30, 2009 received dividends in excess in 2008, the Company proceeded to offset the amount owned by the shareholders, amounting to US$78,390,000 against the amount that each shareholder received on that date.

Notes to the Financial Statements (continued)

At the Directors’ meeting held on November 18, 2009, it was agreed to pay a special dividend of US$350,000,000 (US$0.9998 per common share).  This dividend was paid in advance of 2009 profits and therefore, it was executed under the article 230° of the General Corporation Law and it was paid on December 18, 2009.  In relation to the agreed dividend, in the case of those shareholders of the Company who held that status at the record date (December 4, 2009) and that on September 30, 2009 received dividends in excess in 2008, the Company proceeded to offset the amount owned by the shareholders, amounting to US$78,390,000 against the amount that each shareholder received on that date.

At the Directors’ meeting held on May 28, 2008, it was agreed to pay a special dividend of US$380,000,000 (US$1.085 per common share). From this amount, US$43,177,000 corresponded to the accumulated retained earnings as of December 31, 2007 and US$336,823,000 corresponded to dividend advances of 2008.  Additionally, at the Directors’ meeting held on September 1, 2008, it was agreed to pay a special dividend of US$460,000,000 from the earnings of 2008 (US$1.314 per common share). The 2008 distributions have been executed under the requirements of the article 230° of the General Corporation Law.

As a result of the dividends paid in advance according to Board of Directors held on September 1, 2008, the shareholders received excess dividends of US$78,390,193 from the year 2008. The annual shareholder meeting held on March 30, 2009 approved the application of those dividends paid in advance against profits of the future periods for those who continued to hold their shares. The Company will attempt to recover the overpayment from shareholders who sold their shares in the interim. On March 30, 2009 the Company reclassified the excess dividends amounting to US$78,390,193 to other accounts receivable in the balance sheet.  As of December 31, 2009 the balance of this account amount to US$538,000.

12.	Tax situation
(a)
On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of the agreement, the Company is subject to the tax regulations in force at May 6, 1996.  In addition, the Company has tax stability for a period of fifteen years beginning January 1, 1999.

(b)
The income tax rate applicable to the Company is 30%. In addition, the Company is subject to a minimum income tax equivalent to 2% of total assets, net of accumulated depreciation and amortization. The tax charged against earnings is the higher of the income tax under the tax stability agreements and the minimum income tax. In years 2009 and 2008, income tax was calculated under the general tax rules using the 30% rate.

Notes to the Financial Statements (continued)

For the year 2009 and 2008 the taxable income and the income tax calculations are as follow:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Profit before workers’ profit sharing and income tax	1,122,129	1,111,587	1,280,336
Plus
Adjustment of prices of copper cathodes and concentrate	-	255,035	49,428
Water plant, Bamputañe dam and voluntary contribution	36,344	57,789	51,106
Not – deductible expenses	3,849	3,825	2,099
Amortization of others assets	1,268	1,361	14,426
Adjustment of inventory in process and finished goods	9,824	-	37,203
Others additions	1,017	3,893	1,491
	52,302	321,903	155,753
Less
Price adjustment of copper cathodes and concentrates	(64,760)	-	-
Depreciation at an annual rate of 20%	(137,621)	(117,592)	(109,671)
Reversal of adjustment of prior year related to the prices of copper cathodes and concentrates	(255,035)	(49,428)	(4,727)
Adjustment of inventory in process and finished goods	-	(9,515)	-
	(457,416)	(176,535)	(114,398)
Sub-total	717,015	1,256,955	1,321,691
Workers’ profit sharing (8%)	(57,361)	(100,556)	(105,735)
	659,654	1,156,399	1,215,956
Reinvestment earnings	-	-	(334,154)
Taxable income	659,654	1,156,399	881,802
Income tax (30%)	(197,896)	(346,919)	(264,541)
Prior years workers’ profit sharing	(379)	-	(116)
Prior years income taxes	(1,301)	-	(2,597)

Total income taxes charged to results	199,197	346,919	267,138
Total workers’ profit sharing charged to results	57,740	100,556	105,851

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

Under the terms of the Reinvestment Program, the Company reinvested the earnings obtained in the years 2004, 2005, 2006 and 2007, a total of US$800,000,000 approximately, which resulted in lower expenses for income tax of approximately US$240,000,000 during those years. According to the requirement of Article N°7 of the Supreme Decree N°07-94-EM, the Company has supported before the Ministry of Energy and Mines the execution of the Reinvestment Program.

On October 30, 2009 through Resolution No 213-2009/MEM-DGM, the Minister of Energy and Mines approved the execution of the reinvestment program from non distributed earnings of the years 2004, 2005, 2006 and 2007 for an amount of US$ 800,030,000, after which, according to that required by the General Mining Law, the Company capitalize on that amount (see note 11 (d)).

Notes to the Financial Statements (continued)

(d)
Peruvian Tax Authorities have the right to examine, and, if necessary, amend the income tax as determined by the Company during the last four years, calculated from the year following that in which the tax returns are filed. The income tax filings for the years 2002 through 2009 are open to examination by the tax authorities. For value added tax the period open for examination is from December 2005 to December 2009.  To date tax authorities have finished the following reviews of income tax and valued added tax: (i) years 2002 and 2003, which is currently under administrative process and (ii) years 2004 and 2005 which will be under a process of claim by the Company to the tax authority.

Due to the various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company.  In the event that additional taxes are payable, including interest and surcharges, as a result of the Tax Authority reviews, they will be charged to expense in the period assessed and paid.  In Management’s and legal advisors’ opinion, any additional tax assessment would not be significant to the financial statements as of December 31, 2009 and 2008.

13.	Net sales
(a)	This item is made up of the following:

	2009		2008		2007
	Pounds		Pounds		Pounds
	(000)	US$(000)	(000)	US$(000)		US$(000)

Copper concentrates	458,757	1,215,050	517,359	1,175,739	376,541	1,085,735
Copper cathodes	208,544	506,317	189,462	581,164	209,299	686,282
Others	-	36,143	-	79,008	-	22,542

		1,757,510		1,835,911		1,794,559

Sales include provisional adjustments made to original invoicing which represent the changes in the fair value of the embedded derivative amounting to US$319,795,000, US$255,035,000 and US$49,766,000 for the years 2009, 2008 and 2007, respectively.

Sales to affiliates amounted to US$1,154,940,000 as of December 31, 2009, US$1,147,631,000 as of December 31, 2008 and US$1,537,735,000 as of December 31, 2007. See note 18 (b).

(b)	The following table shows net sales by geographic region:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Asia	998,454	1,071,574	1,071,478
North America	343,190	174,661	559,095
Europe	271,007	282,481	14,167
Peru	144,859	296,085	149,819
South America	-	11,110	-

	1,757,510	1,835,911	1,794,559

Notes to the Financial Statements (continued)

14.	Cost of sales
This item is made up of the following:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Opening balance of finished goods	11,504	14,350	10,135
Add
Materials and supplies	248,447	262,129	174,090
Depreciation and amortization	77,871	80,746	90,368
Third parties services	66,907	105,843	28,267
Labor	63,879	68,091	40,297
Energy	49,061	51,773	45,269
Other costs	35,570	59,664	46,116
Change in work in process inventories	(19,336)	(34,351)	(2,084)
Less: ending balance of finished goods	(5,856)	(11,504)	(14,350)

	528,047	596,741	418,108

15.	Selling Expenses
This item is made up of the following:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Freight	56,576	67,004	45,070
Uploading / handling	6,479	6,934	5,670
Commissions and other sale expenses	4,265	3,721	3,057
Cathode freight	557	531	608

	67,877	78,190	54,405

Notes to the Financial Statements (continued)

16.	Financial income and expense
This item is made up of the following:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Financial expenses
Amortization of debt issuance costs	-	(4,986)	(12,038)
Interest on corporate bonds	-	(2,685)	(5,840)
Interest on bank loans	-	-	(5,242)
Other financial expenses	-	(182)	(226)
	-	(7,853)	(23,346)
Financial income
Gain on fair value of cash equivalents, note 4(b)	1,637	18,825	33,003
Other financial income	28	1,453	165

	1,665	20,278	33,168

17.	Commitments and contingencies
(a)	Environmental matters -
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

During year 2006, in compliance with the mentioned law, the Company completed the closing plans for its mine site.  On October 5, 2009 the Ministry of Energy and Mines Issued Resolution N°203-2009 MEM – AAA, approved the mine closure plan of the Company.

The estimate of remediation and mine closing costs is based on studies prepared by independent consultants, who comply with the current environmental regulations. This provision corresponds mainly to the activities to be performed in order to restore the areas affected by mining activities. The main tasks to be performed include ground removal, reforesting labor and dismantling of plant and equipment.

Notes to the Financial Statements (continued)

The table below presents the movement of the provision for remediation and mine closing:

US$(000)

Balance as of January 1, 2007	14,918
Accretion expense	716

Balance as of December 31, 2008	15,634

Accretion expense	1,310

Balance as of December 31, 2008	16,944

Accretion expense	1,698

Balance as of December 31, 2009	18,642

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

On November 8, 2007 the Company signed with the Peruvian State the contract of voluntary contribution, complying with the requirements described previously. An expense of US$48,674,000 was recorded in the year 2007 (US$16,673,000 and US$32,001,000 corresponding to the contributions in the years 2006 and 2007, respectively) and US$29,496,000 in the year 2008 and US$27,608,000 in the year 2009. These are recorded in the voluntary contribution caption in the income statement.  From these amounts, US$ 27,608,000, US$27,991,000 and US$48,674,900 were payable as of December 31, 2009, 2008 and 2007, respectively, see note 9(a).

Notes to the Financial Statements (continued)

(c)	Construction of Bamputañe Dam -
On December 29th, 2004 the Company signed a contract with “Empresa de Generación Eléctrica de Arequipa S.A.” (EGASA) to meet the needs of electricity supply of its mining operations. According to the contract, EGASA is committed to supply electricity for the period starting January 1, 2007 and ending December 31, 2015 and the Company is committed to construct the Bamputañe Dam, which will be located in the Santa Lucía district, in the province of Lampa, in the department of Puno. At that date the construction budget was estimated at US$5,000,000.  On June 11, 2008, EGASA and the Company signed an addendum to the contract for the construction of the Bamputañe Dam, in which the parties recognize and declare that the Bamputañe Dam construction budget is significantly higher than the one estimated initially.  According to the prior feasibility studies performed by the Company as of December 31, 2008, it was estimated that the new construction cost would total approximately US$ 14,000,000. The Company recognized an intangible asset for this amount and accumulated amortization of US$1,711,000 (net cost US$12,289,000).  The commitment signed by the Company will allow it to rely on the electrical energy at a fixed rate during a period of nine years.

On December 1, 2009 the Company formally transferred Bamputañe dam to EGASA. The final cost totaled US$11,390,000 (US$9,779,000 as of December 31, 2009, net of accumulated amortization of US$1,611,000).

(d)	Water treatment plant –
On August 2, 2006 the Company and the Committee for the Defense of the Interest of Arequipa (hereinafter, the Committee) signed an agreement by means of which the Company engaged itself to finance and implement all the technical files required for the construction of a drinking water plant in Alto Cayma and a waste water treatment plant. The agreement establishes that the costs to be incurred in the construction of the drinking water treatment plant will be assumed by the Company and those of the waste water treatment plant by the municipalities of the province of Arequipa, and if any difference arises between the costs required by both plants a compensation will be applied in order to grant that 50% of the total cost of both plants will be assumed by each party.

As of December 31, 2009, based on the Basic Engineering report in the Feasibility Study of the Water Treatment Plants, the Company estimates a total cost of approximately US$173,000,000, an amount that will be incurred over the next three years. The Company will be responsible for 50% of the total cost.  The best estimate of this obligation as of December 31, 2009 is approximately US$73,600,000 (US$40,000,000 was recognized as part of other operating expenses from the year 2006 income statement, US$25,800,000 in the year 2008 and US$7,800,000 in the year 2009).

On September 18, 2009 the Company selected “Consorcio Alto Cayma” (comprised of the following companies: Befesa, Graña y Montero and Aguas de Sevilla) for the design, construction and commissioning of the water treatment plant.

As part of the obligations assumed with the Committee and as a way to guarantee the construction of the Water Plant, the Company established a guaranteed deposit in a local bank for an amount of S/150,000,000 (equivalent to approximately $50,000,000 as of the deposit date), this was replaced in April 2009 by a deposit in US dollars. This amount is equivalent to US$49, 535,000 as of December 31, 2009 (US$48,752,000 as of December 31, 2008).

18.	Transactions with affiliates
(a)
The Company has transactions with its Shareholders (see note 1 to the financial statements) and use the Management service of Minera Phelps Dodge del Perú S.A.C. subsidiary of Freeport-McMoRan Corporation

(b)	During the years 2009 and 2008, the Company engaged in the following transactions with its affiliates:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Revenues
Copper cathode sales, note 5	4,757	17,119	536,816
Copper concentrate sales, note 5	1,134,864	1,075,128	978,777
Molybdenum sales, note 5	15,319	55,384	22,142

Notes to the Financial Statements (continued)

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Management services (c)	17,565	20,130	17,075

(c)
On June 1, 2005, the Company and Minera Phelps Dodge del Perú S.A.C. signed an agreement whereby Minera Phelps Dodge del Perú S.A.C. was appointed as the general manager (which includes the top management) of the Company.

(d)	As a result of these transactions, the Company has trade accounts receivable from affiliates as described in note 5 and has the following liabilities as of December 31, 2009 and 2008:

	2009	2008
	US$(000)	US$(000)
Accounts payable
Minera Phelps Dodge del Perú S.A.C.	1,386	4,744
Freeport - McMoRan Sales Company [previously named Phelps Dodge Sales Company (PDSC)]	1,279	1,500
Freeport - McMoRan Corporation	42	153
Sociedad Contractual Minera Candelaria	12	-
	2,719	6,397

19.	Earnings per share
Basic and diluted earnings per common share have been determined as follows:

	2009		2008		2007

Net income	US$	708,528,000	US$	718,433,000	US$	804,685,000
Weighted average number of share outstanding		350,056,012		350,056,012		350,056,012
Basic and diluted earnings per share	US$	2.02	US$	2.05	US$	2.30

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares as of the date of the financial statements.

20.	Embedded derivative related to price of copper
As is indicated in the note 2(l), the price adjustment clauses related to changes in the market prices of copper and molybdenum, is considered as an embedded derivative and it is related to market contracts signed with the customers.

As of December 31, 2009 and 2008, the provisional estimated liquidations (in copper and molybdenum pounds) were as follow:

			As of December 31, 2009
Metal	Pounds payable (000)	Maturity 2010	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)
Copper
Concentrate	141,112	January to May	Between 2.83 to 3.17	Between 3.34 to 3.35	61,914
Cathode	14,329	January	3.14	3.33	2,787
Molybdenum	389	January	10.97	11.75	59
					64,760

Notes to the Financial Statements (continued)

			As of December 31, 2008
Metal	Pounds payable (000)	Maturity 2009	Provisional pricing	Forward pricing	Fair Value
			US$	US$	US$(000)
Copper
Concentrate	192,598	January to May	Between 1.34 to 3.54	Between 1.38 to 1.40	(247,590)
Cathode	15,659	January	1.40	1.38	(322)
Molybdenum	1,293	January to February	Between 12.013 and 28.38	9.50	(7,123)
					(255,035)

The final pricing that the Company estimated as of December 31, 2009 and 2008 were prices based on London Metal Exchange information.

21.	Objectives and policies of financial risk management
The Company’s activities are exposed to different financial risks, the main risks that could adversely affect the Company financial assets and liabilities or future cash flows are: the risk arising from changes in market prices of minerals, interest rate risk, liquidity risk, credit risk and capital risk.  The Company’s financial risk management program focuses on mitigating potential adverse effects on its financial performance.
The Company’s Management knows the conditions prevailing in the market and based on its knowledge and experience, manages the risks which are summarizes as follow.  Moreover, the following note also includes a sensitivity analysis that is intended to illustrate the sensitivity to changes in market variables on the Company’s financial statements and show the impact on profit or loss and shareholders’ equity, where applicable.  Financial instruments affected by market risk include cash and cash equivalents, trade accounts receivable, trade accounts payable and embedded derivative related to price of copper.

The sensitivity has been prepared for years ended December 31, 2009 and 2008 using the amounts of debt and other financial assets and liabilities held as at those reporting dates.

It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.  The Company does not currently apply any form of hedge accounting.

The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below:

(a)	Market risk -
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices comprise two types of risk: the risk arising from changes in market prices of minerals and interest rate risk.  Financial instruments affected by market risk include loans and borrowings, deposits and derivative financial instruments.

The sensitivity analyses in the following section are related to the position as of December 31, 2009 and 2008.  The sensitivity analyses have been prepared on the basis that the amount of their financial instruments in foreign currency is all constant.

Notes to the Financial Statements (continued)

Commodity price risk -
The international prices of copper and molybdenum have a material impact on the Company´s operating results.  These prices are affecting by economy global changes.  Generally, copper and molybdenum producers are unable to influence these prices directly, but the Company´s profitability is influenced through Management´s effective control on their cost and efficiency of their operations.

The Company manages this risk through the use of selling commitments with customers.  The Company has not hedged its exposure to price fluctuation.

Embedded derivative related to price of copper –
The Company assigned a provisional sales value to copper sales that are subject to future settlement agreement in accordance with the terms specified in the relevant sales contracts.  Exposure to changes in metal prices generates an embedded derivative which is required to be bifurcated from the host contract.  At period end, the provisional sales are adjusted based on an estimated price for the quotation period agreed in the contract. The provisional sales adjustment is recorded as an increase or decrease of the net sales.  See note 2(l).

The table below summarizes the effect on profit before income tax and workers’ profit sharing by changes in the price of trading on the fair value of derivative financial instruments. This analysis is based on the assumption that copper price has increased or decreased by 10% while all other variables are held constant.  For the scenario of 2009, were considered positives prices between US$/lb 3.67 to 3.69 (US$/lb 1.52 to 1.54 in the year 2008); whereas for the negative scenario were considered prices between US$/lb 3.00 to 3.02 (US$/lb 1.25 to 1.26 in the year 2008).

Effect on profit before income tax and workers´profit sharing
US$(000)
2009
Increase in copper and molybdenum international quotes	48,453
Decrease in copper and molybdenum international quotes	(48,561)

2008
Increase in copper and molybdenum international quotes	28,636
Decrease in copper and molybdenum international quotes	(28,636)

Interest-rate risk -
The Company’s exposure to this risk arises from changes in the interest rates in its financial instruments and liabilities. The Company does not hold as of December 31, 2009 and 2008 financial instruments subject to a fixed interest rate.  Among financial assets, the Company has high-grade securities convertible in cash with variable rate, and which is not expected to incur in losses associated with interest risk rate.

(b)	Liquidity risk -
Liquidity risk arises from situations in which cash might not be available to pay obligations at maturity date and at a reasonable cost. The Company maintains adequate liquidity by properly managing the maturities of assets and liabilities to satisfy unexpected liquidity requirements.

Cerro Verde sells cathode and copper and molybdenum concentrate to recognized companies in the mining sector worldwide.  In addition, the Company currently has the possibility to obtain funds from financial institutions if it is required to meet its contractual obligations. The following table shows the maturities of assets and liabilities on the general balance as of December 31, 2009 and 2008:

Notes to the Financial Statements (continued)

	On demand	Less tan 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2009
Trade accounts payable	-	38,167	1,631	-	39,798
Other accounts payable	-	10,532	68,703	57,952	137,187
Total	-	48,699	70,334	57,952	176,985

	On demand	Less tan 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2008
Trade accounts payable (embedded derivative related to Price of copper is included)	-	333,905	3,006	-	336,911
Other accounts payable	-	14,297	41,795	75,544	131,636
Total	-	348,202	44,801	75,544	468,547

(c)	Credit Risk -
The Company’s exposure to credit risk arises from counterparty’s inability to fully pay committed amounts at maturity and the failure of third parties in transactions of cash and cash equivalents, which is limited to the balance accounts in banks and financial institutions and trade accounts receivable at the date of the general balance. To manage this risk, the Company has a treasury policy set, which only allows the deposit of surplus funds in highly rated institutions, by establishing conservative credit policies and through a constant evaluation of market conditions.  Consequently, the Company expects to incur losses on accounts involving potential credit risks.

The financial assets of the Company that are exposed to potential credit risk mainly are comprised of balances deposited in banks, marketable securities and trade accounts receivable. The balances of these items held as of December 31, 2009 and 2008 represent the maximum exposure to credit risk.

The concentration of credit risk also exists when economic changes occur in industry or geographical, that affect in the same way to third parties, which adds a risk exposure to the Company.  In this sense, the Company´s customer portfolio is focused mainly on customer residing abroad, and as of December 31, 2009, the 3 major customers of the Company represent approximately 85 per cent of sales (3 customers accounted 73 per cent of sales in 2008).  Two of these clients are related to the Company and have a solid financial structure.

The credit risk is limited to the book value of financial assets on the general balance date, which consists primarily in cash and cash equivalents, trade accounts receivable from third parties and trade accounts receivable from affiliates.  The Company has not hedged its exposure to credit risk.

(d)	Capital management -
The objective is to safeguard the Company’s ability to continue as going concern in order to provide returns for shareholders and benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions.  To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.  No changes were made in the objectives, policies or processes during the years ending 31 December 2009 and 2008.

Notes to the Financial Statements (continued)
22.	Fair value of financial instruments
Fair value is defined as the amount for an asset could be exchanged or liability settled, between knowledgeable, willing parties in an arm’s length transaction, assuming an on – going enterprise.

When a financial instrument is traded in an active and liquid market, its quoted market price in an actual transaction provides the best evidence of its fair value.  When a quoted market price is not available, or may not be indicative of the fair value of the instrument, to determine such fair value, the current market value of another instrument that is substantially similar, discounted cash flow analysis or other estimation techniques may be used, all of which are significantly affected by assumptions used.  Although Management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique.  As a result, the fair value may not be indicative of the net realizable or liquidation value.

The methodologies and assumptions used depend on the terms and feature risk of each financial instrument.  For assets and liabilities with a less than three months maturity, they have been considered as cash and cash equivalents, trade accounts receivable from third parties, trade accounts from affiliate, trade accounts payable, trade accounts payable from affiliate and other accounts payable, their fair values are not significantly different from their carrying values.

Based on the criteria described above, no significant differences were identified, between the carrying value and fair value of financial instruments as of December 31, 2009 and 2008.

23.	Mineral reserves (unaudited)
As of December 31, 2009 and 2008, the Company’s proven mineral reserves are:

	MT (000)		Grade
	2009	2008	2009	2008

Mineral for leaching	243,780	287,751	0.43	0.46
Mineral for milling	2,809,085	2,734,830	0.40	0.37

Production in thousands of metric tons was as follows:

	2009	2008

Cathodes	206,514	194,531
Concentrate	455,112	499,955

Average London Metals Exchange price per metric ton:

	2009	2008
	US$	US$

Copper	5,164	6,952

24.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles
The Company’s financial statements have been prepared in accordance with Peruvian GAAP which differs in certain respects from U.S. GAAP.  The effects of these differences are reflected in Note 25 and are principally related to the items discussed in the following paragraphs:

Notes to the Financial Statements (continued)

(a)	Accounting differences -
Income tax
Peruvian GAAP – Under paragraph 70 of IAS I, Presentation of Financial Statements, deferred tax assets and liabilities are always classified as non-current assets or liabilities.

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

U.S. GAAP − The practice is to recognize the workers' profit sharing expense (income) as part of operating cost and profit sharing contributions, which are paid to the government, is recognized as part of current income tax. Also, deferred workers' profit sharing assets (liabilities) shall be classified as current or non−current based on the classification of the related asset or liability for financial reporting purposes.

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
Presentation of voluntary contributions
Peruvian GAAP − Voluntary contribution amounting to US$27,608 is presented as part of operating expenses.

U.S. GAAP − Voluntary contribution amounting to US$27,608,000 must be presented as part of cost of sales in the income statement.

Notes to the Financial Statements (continued)

25.	Reconciliation between net income and shareholders’ equity determined under Peruvian GAAP and U.S. GAAP
The following is a summary of the adjustments to net income for the years ended December 31, 2009, 2008 and 2007 and to shareholders' equity as of December 31, 2009, 2008 and 2007 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the financial statements:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)
Net income under Peruvian GAAP	708,528	718,433	804,685
Items increasing (decreasing) reported net income
Deferred income tax	-	-	(239,764)
Amortization of mine development cost	-	-	13,672
Deferred income tax and workers’ profit sharing	-	-	(4,867)
Net adjustments	-	-	(230,959)
Net income under U.S. GAAP	708,528	718,433	573,726
Basic and diluted income per share under U.S. GAAP	2.02	2.05	1.64

	2009	2008	2007
	US$(000)	US$(000)	US$(000)
Shareholders’ equity according to the financial statements under Peruvian GAAP	1,446,093	1,324,175	1,445,742
Items increasing (decreasing) reported shareholder’s equity
Deferred income tax	(239,764)	(239,764)	(239,764)
Shareholders’ equity according to the financial statements under U.S. GAAP	1,206,329	1,084,411	1,205,978

The following is a roll forward of the components of shareholders’ equity under U.S.GAAP:

US$(000)
Shareholders’ equity under U.S. GAAP at January 01, 2007	1,252,252
Paid dividends	(620,000)
Net income in accordance with U.S. GAAP	573,726
Shareholders’ equity under U.S. GAAP at December 31, 2007	1,205,978
Paid dividends	(840,000)
Net income in accordance with U.S. GAAP	718,433
Shareholders’ equity under U.S. GAAP at December 31, 2008	1,084,411
Paid dividends	(450,000)
Premium capital distribution	(215,000)
Recovery of dividends paid in excess in 2008	78,390
Net income in accordance with US.GAAP	708,528
1,206,329

Notes to the Financial Statements (continued)

Recently adopted accounting pronouncements:
The Accounting Standards Codification -
In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for interim quarterly periods beginning July 1, 2009. The adoption of the ASC did not result in a change in the Company´s accounting principles.

Fair Value Measurements and Disclosures (formerly FAS 157 Fair Value Measurement)
On January 1, 2008 the Company adopted FAS 157 Fair Value Measurement (subsequently codified within ASC 820) which provides enhanced guidance for using fair value to measure assets and liabilities.  This guidance does not require any new fair value measurements under U.S. generally accepted accounting principles (GAAP); rather this statement establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements.

The Company adopted ASC 820 for financial and non-financial assets and liabilities recognized at fair value on a recurring basis effective.  The following table list the financial assets and liabilities that are recorded at fair value and the valuation method used as of December 31, 2009 and 2008:

Category	Valuation Method	Balance as of December 31, 2009 asset/(liability)		Balance as of December 31, 2008 asset/(liability)

Money market funds, see note 4(b)	Quoted market prices	US$	199,855,000	US$	460,173,000
Embedded derivatives, see note 20	Quoted market prices	US$	64,760,000	US$	(255,035,000)

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly -
On 9 April 2009, FSP-FAS 157-4: Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (subsequently codified in ASC 820) was issued in order to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability.   ASC 820 also provides additional guidance on circumstances that may indicate that a transaction is not orderly.  This rule is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  The adoption of the FSP had not impacted on the Company´s 2009 financial reporting and disclosures.

Subsequent Events -
In May 2009, the guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. This guidance is effective for the Company’s interim period beginning June 30, 2009.  The Company also adopted the subsequent amendment issued as ASU 2010-09. The adoption had no impact on the Company’s financial position, results of operations or cash flows.

Notes to the Financial Statements (continued)
26.	Recently Issued Accounting Pronouncements
Fair Value Measurements and Accounting -
In January 2010, Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements ASU 2010-06 amends ASC 820, Fair Value Measurements and Disclosures, to require a number of additional disclosures regarding fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the amendments clarify certain existing disclosure requirements related to the level at which fair value disclosures should be disaggregated and the requirement to provide disclosures about the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. Effective for interim and annual reporting periods beginning after 15 December 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Early adoption is permitted.

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

4.3
Consent and Amendment, dated as of January 23, 2009 by and among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía de Minera Condesa S.A., as guarantor, Banco de Credito del Peru, as administrative agent, Banco de Credito del Peru, as collateral agent, and each lender party thereto (incorporated by reference from Compañia de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 5, 2009).

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