Form 20-F/A
period 2009-12-31
BUENAVENTURA MINING CO INC
filed 2011-05-27
CIK 1013131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
Facsimile: (511) 471-7349
Address: Carlos Villaran 790, Santa Catalina, Lima 13, Peru
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

Common shares nominal (par) value of S/.10.00 per share	274,889,924*
Investment shares nominal (par) value of S/.10.00 per share	744,640

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
Yes ☐      No ☒

EXPLANATORY NOTE

            We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 originally filed with the Securities and Exchange Commission on June 11, 2010 (the “Original 2009 Form 20-F”) to correct an administrative error in the presentation of notes 33 and 34 to the audited financial statements of Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries (the “Company”) included in the Original 2009 Form 20-F.  We hereby replace notes 33 and 34 to the Company’s consolidated financial statements on pages F-67 to F-73 of the Original 2009 Form 20-F in their entirety with the corrected notes 33 and 34 included in this Amendment No. 1.

We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original 2009 Form 20-F, or reflect any events that have occurred after the Original 2009 Form 20-F was originally filed.

PART III

ITEM 19.           Exhibits

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

Page
(a) Index to Financial Statements and Schedules

COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES
Notes 33 and 34 to the consolidated financial statements		F-1

(b) Index to Exhibits

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/S/ CARLOS E. GÁLVEZ PINILLOS
Carlos E. Gálvez Pinillos
Chief Financial Officer

Dated:  May 27, 2011

Notes 33 and 34 to the Company’s Consolidated Financial Statements

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

U.S. GAAP – Under U.S. GAAP, FAS 143 “Accounting for Asset Retirement Obligation (subsequently codified within ASC 410 Asset Retirement and Environmental Obligations), changes to an ARO due to the passage of time are measured by applying an interest method of accretion to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted riskfree rate that existed when the liability, or portion thereof, was initially measured. That change is recognized as an increase in the carrying amount of the ARO and as accretion expense (not interest).  Under US GAAP the accretion expense amounted US$6,946,000 as of December 31, 2009.

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
Until December 31, 2005, the Company had designated Peruvian Nuevos Soles as its functional and reporting currency.  Effective January 1, 2006, the functional and reporting currency of the Company is U.S. dollar for Peruvian GAAP and U.S. GAAP purposes.  The methodology of translation from Nuevos Soles into U.S. dollars and the reasons supporting this change are described in note 2.2 (a) of the consolidated financial statements.  The reconciliation tables below show only the reconciliation of net income and shareholders’s equity attributable to Buenaventura because there are no differences between Peruvian GAAP and U.S.  GAAP that affect the minority interests.

The following is a summary of the adjustments to net income for the years ended December 31, 2009, 2008 and 2007 and to shareholders' equity as of December 31, 2009 and 2008 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the consolidated financial statements:

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Net Income attributable to Buenaventura, under Peruvian GAAP	593,561	153,283	274,761
Items increasing (decreasing) reported net income
Provision for impairment of long-term assets	1,239	2,767	-
Other	32	32	32
Share in investment in affiliate	-	(1,301)	(44,356)
Deferred Income tax and workers´ profit sharing arising from having a functional currency different from the currency used for tax purposes	(4,801)	6,385	(4,968)
Accretion expense of the provision for closure of mining units	(2,107)	-	-
Deferred Income tax and workers’ profit sharing assets, net	(452)	(996)	(11)
Net adjustments	(6,089)	6,887	(49,303)

Net income attributable to Buenaventura, under U.S. GAAP	587,472	160,170	225,458

Other comprehensive income (loss)
Unrealized gain (loss) on other investments	557	(40)	61
Financial Investments maintained at fair value	-	-	798
Realization of accumulated gain on financial instruments available-for-sale	-	-	(1,633)
Unrealized gain (loss) on valuation of hedge derivate financial instruments, net	(20,753)	14,644	1,518

Total comprehensive income under U.S. GAAP attributable to Buenaventura	567,276	174,774	226,202

Accumulated other comprehensive income (loss) under U.S. GAAP attributable to Buenaventura
Unrealized gain (loss) on other investments	675	118	158
Cumulative translation loss	(34,075)	(34,075)	(34,075)
Unrealized gain (loss) on valuation of hedge derivate financial instruments, net	(4,591)	16,162	1,518
Total accumulated other comprehensive loss under U.S. GAAP attributable to Buenaventura	(37,991)	(17,795)	(32,399)

Basic and diluted income per share under U.S. GAAP attributable to Buenaventura	2.31	0.63	0.89

	2009	2008	2007
	US$(000)	US$(000)	US$(000)

Shareholders´ equity attributable to Buenaventura, according to the financial statements under Peruvian GAAP	2,064,255	1,531,601	1,414,602
Items increasing (decreasing) reported shareholder´s equity
Share in investment in affiliate	(45,657)	(45,657)	(44,356)
Deferred income tax and worker's profit sharing arising from having a functional currency different from the currency used for tax purposes	(5,920)	(1,119)	(8,923)
Accretion expense of the provision for closure of mining units	(2,107)	-	-
Provision for impairment of long-term assets, net	336	1,287	(527)
Other	165	176	188
Shareholders´ equity attributable to Buenaventura, according to the financial statements under U.S. GAAP	2,011,072	1,486,288	1,360,984

The following is a roll forward of the components of shareholders' equity  attributable  to Buenaventura under U.S. GAAP:

US$(000)

Shareholders´ equity attributable to Buenaventura, under U.S. GAAP at January 1, 2007	1,205,328
Net Income in accordance with U.S. GAAP	225,458
Declared and paid dividends	(69,972)
Financial Investments held at fair value	(835)
Unrealized gain on other investments	61
Unrealized gain on valuation of hedge derivate financial instruments, net	1,518
Other	(574)

Shareholders´ equity attributable to Buenaventura, under U.S. GAAP at December 31, 2007	1,360,984
Net Income in accordance with U.S. GAAP	160,170
Declared and paid dividends	(50,888)
Unrealized loss on other investments	(40)
Unrealized gain on valuation of hedge derivate financial instruments, net	14,644
Other	1,418

Shareholders´ equity attributable to Buenaventura, under U.S. GAAP at December 31, 2008	1,486,288

Net Income in accordance with U.S. GAAP	587,472
Declared and paid dividends	(40,711)
Unrealized gain on other investments	557
Unrealized loss on valuation of hedge derivate financial instruments, net	(20,753)
Other	(1,781)

Shareholders´ equity attributable to Buenaventura, under U.S. GAAP at December 31, 2009	2,011,072

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

Noncontrolling Interests in Consolidated Financial Statements -
In December 2007, FAS 160: Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 (subsequently codified within ASC 810 Consolidation) was issued in order to  establish accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest, and the valuation of any retained no controlling equity investment when a subsidiary is deconsolidated.  ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the no controlling owners.  ASC 810 is effective for the Company’s fiscal year beginning January 1, 2009 with early adoption prohibited.  This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of noncontrolling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and noncontrolling interests.  The Company has complied with such requirements.

The Company adopted the updated guidance on January 1, 2009. Except for presentation changes related to noncontrolling interest classified as a component of equity, the adoption had no impact on the Company´s consolidated financial position and results of operations or cash flows.

Business Combinations -
In December 2007, FAS 141 (R) “Business Combination” (subsequently codified within ASC 805) was issued in order to provide revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  ASC 805 is effective for business combinations for which the acquisition date is January 1, 2009 or later and is to be applied prospectively.  Early adoption is prohibited.  The adoption of ASC 805 will have on impact on the Company´s financial statements depending on whether the Company enters into business combination transaction in the future.

Equity Method Investments -
In November 2008, EITF 08-6 (subsequently codified within ASC 323) the guidance for equity method and joint venture investments was updated to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2009 and should be applied prospectively. The adoption had no impact on the Company’s consolidated financial position or results of operations.

Subsequent Events -
In May 2009, the guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. This ASC guidance is effective for the Company’s interim period beginning June 30, 2009. The adoption of this pronouncement and related amendments had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Exhibit Index

Exhibit No.	Document Description

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

† Filed herewith.