Form 20-F
period 2011-12-31
BUENAVENTURA MINING CO INC
filed 2012-04-30
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

CARLOS VILLARAN 790

SANTA CATALINA, LA VICTORIA, LIMA 13, PERU

(Address of principal executive offices)

Carlos E. Gálvez, Vice President and Chief Financial Officer

Telephone:  (511) 419-2540

Facsimile:  (511) 471-7349

Address: Carlos Villarán 790, Santa Catalina, La Victoria, Lima 13, Perú

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, nominal (par) value of ten Peruvian Nuevos Soles per share (Common Shares) American Depositary Shares (ADSs) representing one Common Share each	New York Stock Exchange Inc.٭ Lima Stock Exchange New York Stock Exchange Inc.

٭ Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

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

Large accelerated filer ☒      Accelerated filer ☐      Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

INTRODUCTION

Presentation of Financial Information

As used in this Annual Report on Form 20-F, or Annual Report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” “BVN” and “Buenaventura” mean Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States Dollars, and references to “S/.,” “Nuevo Sol” or “Nuevos Soles” are to Peruvian Nuevos Soles, the legal currency of the Republic of Peru, or Peru.

Until December 31, 2010, we presented our consolidated financial statements, which we refer to as our Financial Statements, in conformity with accounting principles generally accepted in Peru, or Peruvian GAAP. Effective January 1, 2011, we changed the accounting principles governing the presentation of our consolidated financial statements from Peruvian GAAP to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. See Note 3 to the Financial Statements for a description of how the transition from Peruvian GAAP to IFRS affected our reported financial position, financial performance and cash flows for the periods covered.

Pursuant to the rules of the United States Securities and Exchange Commission, or the SEC, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha, and Sociedad Minera Cerro Verde S.A.A., or Cerro Verde. Yanacocha and Cerro Verde maintain their financial books and records in U.S. Dollars and present their financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and IFRS as issued by the IASB, respectively. See Note 10 to the Financial Statements.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—General” and Note 2.3(e) to the Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65 percent for the years ended December 31, 2010 and 2011. As of December 31, 2010 and 2011, our equity interest in Cerro Verde was 19.26 percent and 19.35 percent, respectively.

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

The words “anticipate,” “may,” “can,” “plan,” “believe,” “estimate,” “expect,” “project,” “intend,” “likely,” “will,” “should,” “to be” and any similar expressions are intended to identify those assertions as forward-looking statements. In making any forward-looking statements, we believe that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include:

•	our, Yanacocha’s and Cerro Verde’s results of exploration;

•	the results of our joint ventures;

•	commodity prices;

•	production rates;

•	geological and metallurgical assumptions;

•	industry risks;

•	timing of receipt of necessary governmental permits or approvals;

•	regulatory changes;

•	political risks;

•	inaccurate estimates of reserves or Mineralized Material Not in Reserve;

•	anti-mining protests or other potential issues with local community relationships;

•	labor relations;

•	environmental risks; and

•	other factors described in more detail under “Item 3. Key Information—D. Risk Factors.”

Many of the assumptions on which our forward-looking statements are based are likely to change after our forward-looking statements are made, including, for example, commodity prices, which we cannot control, and our, Yanacocha’s and Cerro Verde’s production volumes and costs, some aspects of which we may or may not be able to control. Further, we may make changes to our business plans that could or will affect our results. We do not intend to update our forward-looking statements, notwithstanding any changes in our assumptions, changes in our business plans, our actual experience or other changes, and we undertake no obligation to update any forward-looking statements more frequently than required by applicable securities laws.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.  Selected Financial Data

Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2010 and 2011, and for the years ended December 31, 2010 and 2011, is derived from the consolidated statement of financial position, consolidated statements of income and statement of comprehensive income, respectively, included in the Financial Statements appearing elsewhere in this Annual Report. The report of Medina, Zaldívar, Paredes & Asociados (a member firm of Ernst & Young Global) on our 2010 and 2011 Financial Statements appears elsewhere in this Annual Report. Our 2010 and 2011 Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. For periods up to and including the year ended December 31, 2010, we prepared our financial statements in accordance with Peruvian GAAP. Our consolidated financial statements for the year ended December 31, 2011 are the first that we have prepared in accordance with IFRS as issued by the IASB. We have applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” to the opening balance as of January 1, 2010, the date of our transition to IFRS. The IFRS 1 application implies that all the standards are applied retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard. See Note 3 to the Financial Statements for further details. The operating data presented below are derived from our records and have not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2010	2011
	(In thousands of US$)(1)
Income statement data:
IFRS
Net sales	1,047,885	1,493,882
Royalty income	55,883	62,742
Total income	1,103,768	1,556,624

Operating costs:
Cost of sales, without considering depreciation and amortization	(347,129)	(446,163)

Exploration in units in operation	(91,441)	(109,355)
Depreciation and amortization	(74,864)	(96,381)
Royalties	(52,270)	(60,262)
Total operating costs	(565,704)	(712,161)
Gross income	538,064	844,463

Operating expenses:
Administrative expenses	(107,237)	(75,170)
Exploration in non-operational areas	(36,105)	(49,593)
Selling expenses	(9,375)	(11,617)
Excess of workers’ profit sharing	-	(6,221)
Reimbursement of exploration expenses on projects	15,013	-
Other, net	10,653	2,513

Reversal (provision) for impairment of long-lived assets	13,135	-
Total operating expenses	(113,916)	(140,088)
Operating income (loss)	424,148	704,375

Other income (expenses), net:

Share in the results of associates	428,885	468,363
Interest income	8,203	11,827
Interest expense	(12,271)	(11,823)

Loss from currency exchange difference, net	(750)	(675)
Total other income, net	424,067	467,692

Income tax and non-controlling interest	848,215	1,172,067
Income tax, net	(123,326)	(211,589)
Net income	724,889	960,478

Net income attributable to non-controlling interest	64,068	101,551

Net income attributable to Buenaventura	660,821	858,927

Basic and diluted earnings per share(2)(3)	2.85	3.77

Basic and diluted earnings per ADS(2)(3)	2.85	3.77
Dividends per share	0.46	0.56

Average number of shares outstanding	254,442,328	254,442,328

Statement of financial position:
IFRS(4)
Total assets	3,279,346	3,953,549
Financial obligations	57,152	106,114
Capital stock	750,540	750,540
Shareholders’ equity	2,845,337	3,440,479

	As of and for the year ended December 31,
	2010	2011
	(In thousands of US$)(1)
Operating data (unaudited):
Production(5)
Gold (oz.)	481,768	524,101
Silver (oz.)	14,840,678	16,724,717
Proven and probable reserves(6)
Gold (oz.)	2,430,000	2,066,099
Silver (oz.)	159,880,000	155,840,109

(1)	Except per share, per ADS, outstanding shares and operating data.
(2)	Income per share has been calculated for each year as net income divided by average number of shares outstanding during the year. As of March 31, 2010 and 2011, we had 274,889,924 outstanding Common Shares, including 21,130,260 treasury shares, and 744,640 outstanding Investment Shares, including 61,976 treasury shares.
(3)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.
(4)	Until December 31, 2010, the accounting principles governing our presentation of our consolidated financial statements were Peruvian GAAP. Effective January 1, 2011, we changed the accounting principles governing our presentation of our consolidated financial statements from Peruvian GAAP to IFRS as issued by the IASB. See Note 3 to the Financial Statements.
(5)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or El Brocal, in which we owned a 53.76% controlling equity interest, and Minera La Zanja S.R.L., or La Zanja, in which we owned a 53.06% controlling equity interest, in each case as of December 31, 2011. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2010 and 2011, El Brocal produced 2.5 million and 2.9 million ounces of silver, respectively, of which our equity share was 1.2 million and 1.6 million ounces of silver, and La Zanja produced 43,727 and 134,190 ounces of gold, respectively, of which our equity share was 23,201 and 71,201 ounces of gold, and 38,155 and 363,927 ounces of silver, respectively, of which our equity share was 20,245 and 193,100 ounces of silver.
(6)	Proven and probable reserves for our wholly-owned mines as of December 31, 2010 and 2011 were audited by an independent consultant, Algon Investment S.R.L. Proven and probable reserves for El Brocal’s mines as of December 31, 2010 and 2011 were audited by an independent consultant, AMEC plc.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011, or the Yanacocha Financial Statements. The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report. The selected financial information as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 has been derived from balance sheets and statements of income, respectively, which are not included in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from IFRS. See Note 10(e.1) to the Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders’ equity as of January 1, 2010 and as of December 31, 2010 and 2011. The operating data presented below, which are based on 100 percent of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of US$)(1)

Income statement data:
U.S. GAAP

Revenues	1,093,347	1,612,618	2,013,228	1,778,260	2,002,602

Costs and expenses:
Costs applicable to sales	(506,261)	(659,867)	(671,055)	(655,007)	(738,336)
Depreciation, depletion and amortization	(159,148)	(169,131)	(166,053)	(160,424)	(231,520)
Exploration costs	(28,234)	(28,151)	(22,968)	(34,579)	(66,272)
General and administrative costs	(2,928)	(3,168)	(3,602)	(3,824)	(1,281)
Other expenses	(80,941)	(83,424)	(86,469)	(69,122)	(60,192)
Total operating expenses	(777,512)	(943,741)	(950,147)	(922,956)	(1,097,601)
Operating income	315,835	668,877	1,063,081	855,304	905,001
Interest expense and other	12,698	3,642	(712)	4,263	30,424
Pre-tax income	328,533	672,519	1,062,369	859,567	935,425
Income tax provision	(107,044)	(196,057)	(335,293)	(269,673)	(293,038)
Net income before cumulative effect of change in accounting principles	221,489	476,462	727,076	589,894	642,387
Cumulative effect of change in accounting principle, net	-	-	-	-	-
Net income and comprehensive income	221,489	476,462	727,076	589,894	642,387

Balance sheet data:
U.S. GAAP
Total assets	1,895,884	1,891,963	2,466,500	2,936,994	3,787,234
Total debt	218,111	205,618	178,336	1,959	-
Partners’ equity	1,326,325	1,212,787	1,711,102	2,302,145	2,943,021

Operating data (unaudited):
Gold produced (oz.)	1,563,669	1,810,338	2,058,180	1,461,620	1,293,123
Gold proven and probable reserves (thousands of oz.)	27,594	24,850	22,362	21,538	20,295

(1)	Except operating data.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011, or the Cerro Verde Financial Statements. The report of Medina, Zaldívar, Paredes & Asociados on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. Until December 31, 2010, Cerro Verde presented its financial statements in conformity with Peruvian GAAP. See Note 3 to the Cerro Verde Financial Statements for a description of how the transition from Peruvian GAAP to IFRS affected Cerro Verde’s reported financial position, financial performance and cash flows for the periods covered. The operating data presented below, which are based on 100 percent of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2010(2)	2011
	(In thousands of US$)(1)
Income statement data:
IFRS
Net sales of goods	2,368,988	2,520,050
Total revenues	2,368,988	2,520,050
Costs of sales
Total costs of sales	(645,959)	(824,700)
Gross margin	1,723,029	1,695,350
Operating expenses
Selling expenses	(76,638)	(83,612)
Excess of workers’ profit sharing	(34,427)	(21,923)
Provision for water plant	(4,300)	(13,670)
Voluntary contribution	(41,081)	-
Other operating expenses	(10,749)	(16,865)
Total operating expenses	(167,195)	(136,070)
Operating income	1,555,834	1,559,280
Other income (expenses), net
Financial expense	(101)	(165)
Financial income	1,261	1,078
Exchange Difference, net	669	1,924
Total other income (expenses), net	1,829	2,837

Profit before income tax	1,557,663	1,562,117

Income tax	(483,270)	(483,718)
Net income	1,074,393	1,078,399

Basic and diluted earnings per share	3.069	3.081
Dividends per share	2.714	-

Average number of shares outstanding	350,056,012	350,056,012

Balance sheet data:
IFRS(1)
Total assets	2,294,078	3,196,597
Total debt	-	-
Capital stock	990,659	990,659
Shareholders’ equity	1,599,239	2,677,638

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	667,363	647,234
Proven and probable reserves:
Copper (in thousands of metric tons)	3,571,531	3,977,211

(1)	Except per share and operating data

(2)	Effective January 1, 2011, Cerro Verde changed the accounting principles governing the presentation of its consolidated financial statements from Peruvian GAAP to IFRS. Accordingly, Cerro Verde’s financial information for the year ended December 31, 2010 has been presented in accordance with IFRS. See Note 3 to the Cerro Verde Financial Statements.
9

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Nuevos Soles in U.S. Dollars for the periods indicated, as published by the Superintendencia de Bancos y Seguros (Superintendent of Bank and Insurance, or the SBS). The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

2007	3.201	2.967	3.123	2.995
2008	3.141	2.690	2.922	3.139
2009	3.259	2.853	3.012	2.891
2010	2.856	2.787	2.826	2.809
2011	2.834	2.694	2.755	2.697

2011	High(5)	Low(5)	Average(6)	Period end(7)
October	2.776	2.707	2.732	2.707
November	2.713	2.700	2.705	2.700
December	2.701	2.694	2.697	2.697

2012
January	2.700	2.691	2.693	2.691
February	2.691	2.678	2.684	2.678
March	2.678	2.668	2.672	2.668

(1)	Expressed in nominal (not inflation adjusted) Nuevos Soles.
(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.
(3)	Average of month-end exchange rates based on the offered rate.
(4)	End of period exchange rates based on the offered rate.
(5)	Highest and lowest of the exchange rates based on the offered rate on the last day of each month.
(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.
(7)	The exchange rate based on the offered rate on the last day of each relevant month.

Source: SBS

On April 23, 2012, the offered rate for Dollars as published by the SBS was S/.2.652 = US$1.00.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Factors Relating to the Company

Our financial performance is highly dependent on the performance of our partners under our mining exploration and operating agreements.

Our participation in joint venture mining exploration projects and mining operations with other experienced mining companies is an integral part of our business strategy. Our partners, co-venturers and other shareholders in these projects generally contribute capital to cover the expenses of the joint venture or provide critical technological, management and organizational expertise. The results of these projects can be highly dependent upon the efforts of our joint venture partners and we rely on them to fulfill their obligations under our agreements. For example, our Yanacocha joint venture with Newmont Mining Corporation, a Delaware corporation, or Newmont Mining, is dependent upon Newmont Peru Limited, Peruvian Branch, or Newmont Peru, to provide management and other expertise to the Yanacocha project. If our counterparts do not carry out their obligations to us or to third parties, or any disputes arise with respect to the parties’ respective rights and obligations, the value of our investment in the applicable project could be adversely affected and we could incur significant expense in enforcing our rights or pursuing remedies. In addition, we may be unable to exert control over strategic decisions made in respect of such properties. There can be no assurance that our current or future partners will fulfill their obligations under our agreements. See “Item 4. Information on the Company—Yanacocha” and “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration.”

Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.

Our revenues are derived primarily from the sale of ore concentrates containing gold and silver; the revenues of Yanacocha, in which we have a material equity investment, are derived primarily from the sale of gold and silver; and the revenues of Cerro Verde, in which we have a material equity investment, are derived primarily from copper sales. The prices that we, Yanacocha and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for and worldwide supply of gold, silver, copper and other metals, the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly-owned subsidiaries no longer hedge the price at which our gold and silver will be sold. In addition, neither Yanacocha nor Cerro Verde engages in hedging activities. As a result, the prices at which we, Yanacocha and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 29 to the Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2011, see “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates.”

On December 31, 2011 and March 31, 2012, the morning fixing price for gold on the London Bullion Market was US$1,574.50 per ounce and US$1,660.75 per ounce, respectively.  On December 31, 2011 and March 31, 2012, the afternoon fixing spot price of silver on the London market, or London Spot, was US$28.18 per ounce and US$32.43 per ounce, respectively.  On December 31, 2011 and March 31, 2012, the London Metal Exchange Settlement price for copper was US$7,554 per metric ton and US$8,480 per metric ton, respectively.

The world market prices of gold, silver and copper have historically fluctuated widely and there is no assurance that the prices for these metals will continue to maintain their current high historical levels. We cannot predict whether metal prices will rise or fall in the future. A decline in the market price of one or more of these metals could adversely impact our revenues, net income and cash flows and adversely affect our ability to meet our financial obligations.

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

Economic, mining and other regulatory policies of the Peruvian government, as well as political, regulatory and economic developments in Peru, may have an adverse impact on our, Yanacocha’s and Cerro Verde’s businesses.

Our, Yanacocha’s and Cerro Verde’s activities in Peru require us to obtain mining concessions or provisional permits for exploration and processing concessions for the treatment of mining ores from the Peruvian Ministry of Energy and Mines, or MEM. Under Peru’s current legal and regulatory regime, these mining and processing rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. Although we are, and Yanacocha and Cerro Verde have informed us that they are, current in the payment of all amounts due in respect of mining and processing concessions, failure to pay such concession fees, processing fees or related fines for two consecutive years could result in the loss of one or more mining rights and processing concessions, as the case may be.

Mining companies are also required to pay the Peruvian government mining royalties and/or mining taxes. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes.” There can be no assurance that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s results of operations or financial condition. Future regulatory changes, changes in the interpretation of existing regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that future regulatory changes will not adversely affect our business, financial condition or results of operations.

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

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our, Yanacocha’s and Cerro Verde’s operations and require us, Yanacocha and Cerro Verde to make significant capital expenditures in the future. Although we believe that we are substantially in compliance, and Yanacocha and Cerro Verde have advised us that they are substantially in compliance, with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s business or results of operations. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Environmental Matters” and “—Permits” and “Item 4. Information on the Company—Yanacocha—B. Business Overview—Regulation, Permit and Environmental Matters.”

Our and Yanacocha’s ability to successfully obtain key permits and approvals to explore for, develop and successfully operate mines will likely depend on our and Yanacocha’s ability to do so in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Our and Yanacocha’s ability to obtain permits and approvals and to successfully operate in particular communities or to obtain financing may be adversely impacted by real or perceived detrimental events associated with our or Yanacocha’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect our and Yanacocha’s operations, including our and Yanacocha’s ability to explore or develop properties, commence production or continue operations.

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

Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. See “Item 4. Information on the Company—Buenaventura—D. Property, Plants and Equipment—Our Properties—Reserves,” “—Yanacocha—D. Property, Plants and Equipment—Yanacocha’s Properties—Reserves” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for the price per ounce used by us, Yanacocha and Cerro Verde, respectively, to calculate our respective proven and probable reserves.

Increased operating costs could affect our profitability.

Costs at any particular mining location frequently are subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities, such as fuel and electricity, as well as by the price of labor. Commodity costs are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. Reported costs may be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on our profitability.

Our business is capital-intensive and we may not be able to finance necessary capital expenditures required to execute our business plans.

Precious metals exploration requires substantial capital expenditures for the exploration, extraction, production and processing stages and for machinery, equipment and experienced personnel. Our estimates of the capital required for our projects may be preliminary or based on assumptions we have made about the mineral deposits, equipment, labor, permits and other factors required to complete our projects. If any of these estimates or assumptions change, the actual timing and amount of capital required may vary significantly from our current anticipated costs. In addition, we may require additional funds in the event of unforeseen delays, cost overruns, design changes or other unanticipated expenses. We may also incur debt in future periods or reduce our holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures or in pursuing other business opportunities. Our ability to meet our payment obligations will depend on our future financial performance, which will be affected by financial, business, economic and other factors, many of which we are unable to control. There can be no assurance that we or Yanacocha will generate sufficient cash flow and/or that we will have access to sufficient external sources of funds in the form of outside investment or loans to continue exploration activities at the same or higher levels than in the past or that we will be able to obtain additional financing, if necessary, on a timely basis and on commercially acceptable terms.

Estimates of proven and probable reserves are subject to uncertainties and the volume and grade of ore actually recovered may vary from our estimates.

The proven and probable ore reserve figures presented in this Annual Report are our, Yanacocha’s and Cerro Verde’s estimates, and there can be no assurance that the estimated levels of recovery of gold, silver, copper and certain other metals will be realized. Such estimates depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be materially inaccurate. Actual mineralization or formations may be different from those predicted. As a result, reserve estimates may require revision based on further exploration development activity or actual production experience, which could materially and adversely affect such estimates. No assurance can be given that our, Yanacocha’s or Cerro Verde’s mineral resources constitute or will be converted into reserves. Market price fluctuations of gold, silver and other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect our or Yanacocha’s profitability in any particular accounting period. See “Item 4. Information on the Company—Buenaventura—D. Property, Plants and Equipment—Our Properties—Reserves” and “Item 4. Information on the Company—D. Property, Plants and Equipment—Yanacocha—Yanacocha’s Properties—Reserves.”

We may be unable to replace reserves as they become depleted by production.

As we produce gold, silver, zinc and other metals, we deplete our ore reserves for such metals. To maintain production levels, we must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals we produce is highly speculative in nature. Our exploration projects involve significant risks and are often unsuccessful. Once we discover a site with mineralization, we may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration,” “—Yanacocha—B. Business Overview—Exploration” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2011.

Our operations are subject to risks, many of which are not insurable.

The business of mining, smelting and refining gold, silver, copper and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unavailability of materials and equipment, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes, most of which are beyond our control. Such occurrences could result in damage to, or destruction of, mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We, Yanacocha and Cerro Verde each maintain insurance against risks that are typical in the mining industry in Peru and in amounts that we and Yanacocha believe to be adequate but which may not provide adequate coverage in certain circumstances. No assurance can be given that such insurance will continue to be available at economically feasible premiums or at all. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or Yanacocha or to other companies within the industry.

Increases in equipment costs, energy costs and other production costs, disruptions in energy supply and shortages in equipment and skilled labor may adversely affect our results of operations.

In recent years, there has been a significant increase in mining activity worldwide in response to increased demand and significant increases in prices of natural resources. The opening of new mines and expansion of existing mines has led to increased demand for, and increased costs and shortages of, equipment, supplies and experienced personnel. These cost increases have significantly increased overall operating and capital budgets of companies like ours, and continuing shortages could affect the timing and feasibility of expansion projects.

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

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations. We, Yanacocha and Cerro Verde have all experienced strikes or other labor-related work stoppages in the past. Most recently, we experienced a 21-day work stoppage at our Uchucchacua mine due to a strike and related local community demonstrations, as well as two three-day strikes at our Orcopampa mine, in May and October 2011. As of December 31, 2011, unions represented approximately 55 percent of our permanent employees. Although we consider our relations with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

Our and Yanacocha’s operations are subject to political and social risks.

Our and Yanacocha’s exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests. In recent years, certain areas in the south and northern highlands of Peru with significant mining developments have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in commercial disruptions and a climate of uncertainty with respect to future mining projects. There can be no assurance that these incidents will not continue or that similar incidents will not occur in areas in which we and Yanacocha operate, or that the continuation or intensification of community protests will not adversely affect our or Yanacocha’s exploration and production activities or our or Yanacocha’s results of operations or financial condition.

In addition, during 2011, Peru enacted Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law establishes a prior consultation procedure that the Peruvian government must undertake in concert with local indigenous communities whose rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Under the law, the Peruvian government, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, to the extent that any future projects operated by us, Yanacocha or Cerro Verde require legislative or administrative measures that impact local indigenous communities, the required prior consultation procedure may result in delays, additional expenses or failure to obtain approval for such new project.

We could face geotechnical challenges, which could adversely impact our production and profitability.

No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks and hazards outside of our control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

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

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act, and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

As of December 31, 2011, we owned a 43.65 percent partnership interest in Yanacocha and a 19.35 percent equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

Our or Yanacocha’s inability to maintain positive relationships with the communities in which we operate may affect our or Yanacocha’s reputation and financial condition.

Our and Yanacocha’s relationships with the communities in which we operate are critical to ensuring the future success of our existing operations and the construction and development of our projects. Adverse publicity generated by non-governmental organizations or local communities related to extractive industries generally, or our or Yanacocha’s operations specifically, could have an adverse effect on our reputations or financial condition and may impact our relationships with the communities in which we operate. In addition, following the enactment of Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities in 2011, the Peruvian government must undertake a prior consultation procedure in concert with local indigenous communities whose rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Our and Yanacocha’s national reputation for maintaining positive relationships with the communities in which we operate may affect the outcome of any such prior consultation process involving approvals that we or Yanacocha seek for new projects. While we and Yanacocha are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this regard will mitigate this potential risk. We and Yanacocha have implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at our operations. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Social Development.”

In November 2011, construction activities at the Conga project were suspended at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project, which was previously approved by the central government in October 2010, was reviewed by independent experts in an effort to resolve allegations surrounding the environmental viability of the Conga project. Construction was suspended for the duration of the review, except for sediment control work conducted in the project area. The report was released in April 2012. As of the date of this Annual Report, Yanacocha is evaluating the report’s findings. Progress continues on engineering and procurement work.

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

Regional elections in Peru took place in October 2010, and the Peruvian general election took place in April 2011. Ollanta Humala of Gana Perú defeated Keiko Fujimori of Fuerza 2011 in a run-off election held in June 2011. Although President Humala had made statements during his 2006 presidential campaign indicating his intention to nationalize the mining sector, renegotiate what he considered unfair mining contracts and impose windfall profit taxes on mining activities, albeit without affecting competitiveness, his current government has generally taken positions promoting private investment. However, we cannot predict future government positions on mining concessions, land tenure, environmental regulation or taxation or assure you that the Humala government will maintain a generally favorable business climate and economic policies.

Inflation, reduced economic growth and fluctuations in the Nuevo Sol exchange rate may adversely affect our financial condition and results of operations.

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by Instituto Nacional de Estadística e Informática, or INEI, has fallen from a high of 7,649.7 percent in 1990 to 4.7 percent in 2011. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to a revaluation of 3.8 percent in 2011. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2011 were US$48.8 billion as compared to US$44.1 billion at December 31, 2010. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Peru’s current account deficit is being funded partially by foreign direct investment. There can be no assurance that foreign direct investment will continue at current levels, particularly if adverse political or economic developments in Peru arise, a development that may also contribute to devaluation pressure.

Deterioration in economic and market conditions in Latin America, Peru and other emerging market countries could affect the prices of our Common Shares and American Depositary Receipts.

The market for securities issued by Peruvian companies is influenced by economic and market conditions in Peru and, to varying degrees, market conditions in other Latin American and emerging market countries. Within Peru, news of Ollanta Humala’s June 5, 2011 victory in the presidential election was followed by a 12 percent decline in both the Lima stock exchange (Bolsa de Valores de Lima, or BVL) and BVL’s mining sub-index the following day. The price of our American Depositary Receipts, or ADRs, fell 15 percent. A number of banking analysts lowered their recommendations on Peruvian mining companies following the election as a result of concerns of higher taxes and delays in mining projects.

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

Peruvian law currently imposes no restrictions on the ability of companies operating in Peru to transfer foreign currency from Peru to other countries, to convert Peruvian currency into foreign currency or foreign currency into Peruvian currency or to remit dividends abroad, or on the ability of foreign investors to liquidate their investment and repatriate their capital. Prior to 1991, Peru had restrictive exchange controls and exchange rates. During the latter part of the 1980s, exchange restrictions prevented payment of dividends to our shareholders in the United States in U.S. Dollars. Accordingly, should such or similar controls be instituted, dividends paid to holders of Common Shares and, consequently, holders of ADRs, could be affected. There can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See “Item 10. Additional Information—D. Exchange Controls.”

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers.

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

The aggregate percentage of the economic interest of our outstanding share capital controlled by Alberto Benavides de la Quintana, our former Chairman and Chief Executive Officer, and held by certain members of his immediate and extended family and their spouses, or the Benavides Family, as of March 31, 2012 was 27.20 percent (including outstanding Common Shares and Investment Shares). Because of the significant ownership interest the Benavides Family holds in common shares and because the Investment Shares held by others do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

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

Our shareholders have fewer and less well-defined rights under applicable Peruvian law than they might have as shareholders of a corporation incorporated in a jurisdiction of the United States or certain other countries. For example, Peruvian law does not provide for proceedings by which non-controlling shareholders may file class action lawsuits or shareholder derivative actions against controlling shareholders or officers and directors, and the procedural requirements to file shareholder actions in Peru differ from those of the United States. As a result, holders of our shares may face difficulty enforcing their rights.

A sale of a substantial number of shares by the Benavides Family could have an adverse impact on the price of our Common Shares and ADSs.

Sales of a substantial number of our shares by members of the Benavides Family, or a market perception of the intention of members of the Benavides Family to sell a substantial number of shares, could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of our share capital by our shareholders, including the Benavides Family. Furthermore, under the Ley General de Sociedades Peruana, or Peruvian Companies Law, any restriction on the free sale of shares in a sociedad anónima abierta (open stock company) such as we are, is null and void.

Holders of ADSs may be unable to exercise preemptive rights and accretion rights available to the Common Shares underlying the ADSs.

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by us unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Shares to be issued in such increase, by holders of Common Shares holding at least 40 percent of the Common Shares at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, United States holders of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any registration statement as well as the associated benefits of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. Therefore, no assurance can be given that we will file any such registration statement. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders’ preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs, and such holders’ equity interest in us will be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

ITEM 4.	Information on the Company

In this Item 4, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65 percent partnership interest.

BUENAVENTURA

A.  History and Development

Overview

We are Peru’s largest publicly traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals in Peru. We currently operate the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite, Ishihuinca and Shila-Paula mines and have controlling interests in three other mining companies which operate the Colquijirca, Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company and an engineering services consulting company and have non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America’s largest gold mine, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2011, our consolidated net sales were US$1,493.9 million and our consolidated net income was US$960.5 million. The tables below summarize the total production and our equity share of production for the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite, Ishihuinca, Shila-Paula, Colquijirca and Marcapunta, La Zanja, Tantahuatay, Yanacocha and Cerro Verde mines for the year ended December 31, 2011:

	TOTAL PRODUCTION						BUENAVENTURA’S EQUITY SHARE OF PRODUCTION
UNIT	Buenaventura’s Equity Ownership	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST

Orcopampa	100%	320,964	285,200	-	-	-	320,964	285,200	-	-	-
Poracota	100%	43,092	49,201	-	-	-	43,092	49,201	-	-	-
Uchucchacua	100%	10,090,337	-	8,319	7,351	-	10,090,337	-	8,319	7,351	-
Julcani	100%	2,428,330	2,051	2,065	-	394	2,428,330	2,051	2,065	-	394
Recuperada	100%	498,424	-	3,213	3,581	-	498,424	-	3,213	3,581	-
Antapite	100%	33,521	28,588	-	-	-	33,521	28,588	-	-	-
Ishihuinca	100%	-	1,773	-	-	27	-	1,773	-	-	27
Shila-Paula	100%	34,833	14,594	-	-	-	34,833	14,594	-	-	-
Colquijirca and Marcapunta	53.76%	2,911,749	8,498	10,432	25,968	26,231	1,565,356	4569	5,608	13,960	14,102
La Zanja	53.06%	363,927	134,190	-	-	-	193,100	71,201	-	-	-
Tantahuatay	40.00%	260,073	46,164	-	-	-	104,029	18,466	-	-	-
Yanacocha	43.65%	1,348,004	1,293,123	-	-	-	588,404	564,448	-	-	-
Cerro Verde	19.35%	1,749,611	-	-	-	313,658	338,550	-	-	-	60,693

TOTAL PRODUCTION		20,083,463	1,863,388	24,029	36,900	340,310	16,239,538	1,040,097	19,205	24,892	75,216

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

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, Shila, Ishihuinca and Antapite mines. In addition, we made significant equity investments in Yanacocha, which operates South America’s largest gold mine, and Cerro Verde, which operates an open-pit copper mine in Peru. As a result of these initiatives, the majority of our revenues are now derived from the production of gold. In 2011, gold, copper, silver and other metals accounted for 57 percent, 22 percent, 18 percent and 3 percent, respectively, of our equity share of revenues from our consolidated subsidiaries and our equity investees, Yanacocha, Cerro Verde and Compañía Minera Coimolache S.A., or Coimolache.

Business Strategy

Our strategy is to sustain our position as Peru’s largest, publicly-traded gold and silver mining company by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont Mining, Minera Gold Fields Peru S.A., or Gold Fields, and Southern Copper Corporation, or SCC. In addition, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

We view an active exploration program as our primary means to obtain new reserves. As of December 31, 2011, we hold and currently evaluate, either directly or in conjunction with exploration partners, 360,383 hectares of mining rights, excluding an additional 305,972 hectares in mining properties which are consolidated in our production units, including our La Zanja, Compañía Minera Colquirrumi S.A., or Colquirrumi, and Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C., or Cedimin, subsidiaries and our equity investee, Coimolache.

During 2011, we spent approximately US$21.1 million on “greenfield” and US$27.0 million on “brownfield” exploration-related investments primarily in Peru and, to a lesser extent, in Chile and Mexico. Our “greenfield” investments focused on the following exploration projects: Colquemayo, Pachuca Norte (Mexico), Vacas Heladas (Chile), Pisqahuanca, Trapiche, Hualgayoc, El Faique, Terciopelo, Chaje and Surichata. Our “brownfield” investments focused on the following exploration projects in 2011: Mallay, Yumpag, Huamani Huayta, Tambomayo and Parihuanas. We financed our 2011 exploration program with internal funds.

In 2012, we intend to invest approximately US$30.6 million in the Mallay, Tambomayo, Huamanihuayta, San Francisco Parihuanas, Pucay, Chanca and Yumpag brownfield exploration projects. In 2012, we expect to invest approximately US$22.6 million in the following greenfield exploration projects: Colquemayo, El Faique, Vacas Heladas, Ccaccapaqui-Bx Andrea, Surichata and Costa Sur. We also expect to invest approximately US$10.8 million in the Trapiche and Hualgayoc exploration projects during 2012.

Participation in Mining Exploration Agreements

In addition to managing and operating precious metals mines, we participate in mining exploration agreements with mining partners to reduce risks, gain exposure to new technologies and diversify revenues to include other base metals, such as copper and zinc. See “—B. Business Overview—Exploration.” We believe that maintaining our focus on mining operations complements our partnership strategy because the engineering and geological expertise gained from such operations enhances our ability to participate in and contribute to those projects.

Capital Expenditures

Our capital expenditures in the past three years have related principally to the acquisition of new mining properties, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration are not included in the table below and are discussed separately in “—B. Business Overview—Exploration.” Set forth below is information concerning capital expenditures incurred by us in respect of each of our principal operating mines (not including capital expenditures for administrative purposes or other non-mining subsidiaries) and by category of expenditure:

	Year Ended December 31,(a)
	2009		2010		2011
			(in thousands)
Julcani	US$	765	US$	853	US$	1,967
Uchucchacua		7,157		11,781		10,689
Orcopampa(b)		8,163		17,490		26,859
Recuperada		1,172		1,284		1,100
Ishihuinca		9		17		3
Shila-Paula		1,134		1,429		2,415
Colquijirca and Marcapunta(c)		72,389		70,974		151,392
Antapite		49		302		750
Conenhua		1,283		3,204		4,668
Mallay		-		7,735		36,058
Breapampa		-		-		20,314
La Zanja		26,481		48,998		34,043
Huanza		6,492		62,828		60,102
Total	US$	125,094	US$	226,895	US$	350,360

	Year Ended December 31,(a)
	2009		2010		2011
			(in thousands)
Machinery and equipment	US$	4,796	US$	12,658	US$	4,534
Infrastructure		114,201		187,534		287,669
Mining		1,102		7,624		23,325
Milling		2,192		13,754		5,533
Transportation		159		1,108		631
Communications		118		309		71
Environmental		0		249		105
Other		2,526		3,659		28,492
Total	US$	125,094	US$	226,895	US$	350,360

(a)	Amounts do not include the following expenditures for mining concessions: US$0.55 million in 2010 and US$21.99 million in 2009.
(b)	For 2010 and 2011, includes US$2.0 million and US$18.6 million, respectively, for the second stage of the tailings dam retreatment project.

(c)	For 2009, 2010 and 2011, includes US$47.6 million, US$57.4 million and US$43.5 million, respectively, for the expansion of the El Brocal treatment plant from 6,000 metric tons per day to 18,000 metric tons per day.

We financed our capital expenditures in 2009, 2010 and 2011 with internally-generated funds and a US$119 million financial lease agreement, which was used to finance construction of the Huanza hydroelectric power station. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$250 million for capital expenditures for 2012. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B. Business Overview

Production

We principally produce refined gold and silver, either as doré bars or concentrates, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Poracota, Recuperada, Ishihuinca, Colquijirca, Marcapunta, La Zanja and Shila-Paula mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine’s production. Production from Cerro Verde, Yanacocha and Tantahuatay are not included in these production figures.

	Year Ended December 31,(1)
	2009	2010	2011
Gold (oz.)(2)	426,465	481,768	524,101
Silver (oz.)	16,824,190	14,840,678	16,724,717
Zinc (ST)(3)	85,464	49,151	36,900
Lead (ST)	34,867	27,145	24,029
Copper (ST)	9,140	19,012	26,652

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja, in which we owned a 53.76% and 53.06% controlling equity interest, respectively, as of December 31, 2011. The production data in this table reflect 100% of El Brocal’s and 100% of La Zanja’s production. For the years ended December 31, 2009, 2010 and 2011, El Brocal produced 3.8, 2.5 and 2.9 million ounces of silver, respectively, of which our equity share was 1.7, 1.2 and 1.6 million ounces of silver. For the years ended December 31, 2010 and 2011, La Zanja produced 43,727 and 134,190 ounces of gold, respectively, of which our equity share was 23,201 and 71,201 ounces of gold, and 0.04 and 0.4 million ounces of silver, respectively, of which our equity share was 0.02 and 0.2 million ounces of silver.
(2)	Throughout this Annual Report, “oz.” refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0135 grams.
(3)	Throughout this Annual Report, “ST” refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

We view exploration as our primary means of generating growth value for shareholders and typically maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. We currently hold, either directly or in conjunction with exploration partners, 360,383 hectares of mining rights as part of our exploration program. We hold an additional 305,972 hectares in mining properties which are consolidated in our production units. We invested approximately US$21.1 million in exploration for Mineralized Material Not in Reserve, or NRM, during 2011, including exploration related to the Colquemayo, Pachuca Norte (Mexico), Vacas Heladas (Chile), Pisqahuanca, Trapiche, Hualgayoc, El Faique, Terciopelo, Chaje and Surichata projects. In addition, our exploration partners invested US$1.5 million in the Hualgayoc project and US$33.5 million in the Chucapaca project.

In 2012, we expect to invest approximately US$70 to US$90 million in greenfield exploration and brownfield exploration activities. Exploration programs at our principal operating mines are not included in our exploration budget and are accounted for as part of the operating costs for each mine. Exploration expenditures in greenfield and brownfield projects include all of the costs associated with geologists, contractors, engineering, drilling equipment, metallurgical testing and environmental, social, engineering and economic feasibility studies. Our exploration team prepares programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to finance each particular exploration activity considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high geological expectation as decided by management. We also allocate non-budgeted amounts over the course of the year to new projects based on factual results, our needs and our geologists’ periodic evaluations and opinions regarding the progress of each opportunity and its potential for further exploration of minerals.

An integral part of our exploration program is the participation in mining exploration agreements with affiliates of experienced mining companies, including Newmont Peru S.R.L., Compañía Minera Barrick Chile Limitada, Southern Copper Corporation, Gold Fields La Cima and Minera Gold Fields Peru S.A. The benefits of these joint exploration projects include greater investment in the exploration of our mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers. In these mining exploration agreements, we may be the designated operator, an equity participant, the manager or a combination of these and other functions.

We generally do not conduct significant research and development activities other than our investments in geological research and exploration as described herein.

The following table lists our current mine development projects, our effective participation in each project, our partners with respect to each project, the total hectares in each project, observed mineralization of each project and exploration expenditures for each project during 2009, 2010 and 2011.

Exploration Projects	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2009		Total Exploration Expenditures During 2010		Total Exploration Expenditures During 2011
	At March 31, 2012				Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura
					(US$ in millions)		(US$ in millions)		(US$ in millions)
Joint Venture Projects:

La Zanja(1)	53.06%	Newmont	32,821	Gold & copper	1.29	0.68	1.91	1.01	1.24	0.66
Tantahuatay(2)	40.10%	SCC, Espro	17,742	Gold & copper	3.59	2.01	-	-	-	-

Buenaventura’s Projects:

Breapampa(3)	100.00%	None	41,866	Gold & silver	3.24	3.24	1.05	1.05	4.70	4.70
Mallay(4)	100.00%	None	7,030	Silver, lead & zinc	6.12	6.12	9.78	9.78	10.30	10.30
			99,459		14.24	12.05	12.74	11.84	15.77	15.41

_____________________________

(1)	Prior to 2010, La Zanja was classified as a greenfield exploration project.
(2)	Prior to 2010, Tantahuatay was classified as a greenfield exploration project.
(3)	Prior to 2010, Breapampa was classified as a greenfield exploration project.
(4)	Prior to 2010, Mallay was classified as a brownfield exploration project. Includes 2010 Tinta, Condorsenja and Isguiz exploration costs.

The following table lists our current greenfield exploration projects, our effective participation in each project, our partners with respect to each project, the total hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2009, 2010 and 2011.

Exploration Projects(1)(2)	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2009		Total Exploration Expenditures During 2010		Total Exploration Expenditures During 2011
	at March 31, 2012				Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura
					(US$ in millions)		(US$ in millions)		(US$ in millions)
Joint Venture Projects:

Ccalla Arma	60.00%	Sumitomo	0	Gold & copper	0.46	0.28	-	-	-	-
Chucapaca(5)	49.00%	Gold Fields	12,900	Gold & copper	7.01	0.74	21.18	10.38	65.73	32.21
Hualgayoc	50.00%	Gold Fields	12,720	Silver, zinc & lead	1.01	0.51	0.65	0.32	2.98	1.49
Lucanas	60.00%	Sumitomo	10,900	Copper & gold	-	-	0.19	0.12	-	-

Buenaventura’s Projects:
Chaje	100.00%	None	18,400	Gold	-	-	1.05	1.05	0.21	0.21
Colquemayo	100.00%	None	28,800	Gold, silver & copper	-	-	2.46	2.46	4.29	4.29
El Faique	100.00%	None	13,209	Copper, zinc & gold	0.39	0.39	0.49	0.49	0.62	0.62
Pachuca Norte	100.00%	None	31,000	Silver & gold	-	-	-	-	4.02	4.02
Pisqahuanca(3)	70.00%	None	0	Silver & gold	-	-	0.18	0.18	1.65	1.65
Terciopelo	100.00%	None	4,200	Gold & copper	0.58	0.58	1.36	1.36	0.14	0.14
Trapiche	100.00%	None	37,291	Copper & molybdenum	3.16	3.16	1.39	1.39	3.10	3.10
Vacas Heladas	100.00%	None	910	Gold & silver	-	-	-	-	2.17	2.17
Others(4)	100.00%	None	85,068	Gold & polymetallic	3.44	3.44	-	-	3.55	3.55
			215,350		12.61	5.66	28.95	17.75	88.46	53.45

(1)	This table does not include projects abandoned by us, consolidated mining units or those placed on hold prior to 2009.
(2)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(3)	This project was terminated in 2011.
(4)	Includes generative exploration in new areas.
(5)	Chucapaca is operated by Canteras del Hallazgo, in which we own a 49% equity stake. We neither operate this project nor consolidate this operation.

The following table lists our current brownfield exploration projects, our effective participation in each project, the total hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2009, 2010 and 2011.

Exploration Projects	Company’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2009		Total Exploration Expenditures During 2010		Total Exploration Expenditures During 2011
	at March 31, 2012				Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura
					(US$ in millions)		(US$ in millions)		(US$ in millions)
Brownfield Projects:
Yumpag(1)	100.00%	None	1,847	Silver, lead & zinc	-	-	0.75	0.75	1.25	1.25
Anamaray(2)	100.00%	None	6,583	Zinc, lead & silver	1.00	1.00	0.64	0.64	1.70	1.70
Mallay(3)	100.00%	None	2,300	Zinc, lead & silver	6.12	6.12	9.78	9.78	10.32	10.32
Chanca(4)	100.00%	None	3,880	Silver	-	-	1.40	1.40	3.69	3.69
Julcani-Recuperada(5)	100.00%	None	4,800	Silver	2.47	2.47	0.72	0.72	0.14	0.14
Antapite	100.00%	None	22,075	Gold	1.61	1.61	0.14	0.14	-	-
Poracota(6)	100.00%	None	6,680	Gold & silver	1.24	1.24	0.78	0.78	0.94	0.94
Orcopampa(7)	100.00%	None	18,000	Gold & silver	0.97	0.97	2.91	2.91	2.41	2.41
Shila-Paula(8)	100.00%	None	30,700	Gold & silver	0.58	0.58	1.90	1.90	6.57	6.57
			96,865		13.99	13.99	19.01	19.01	27.02	27.02

(1)	Includes part of Uchucchacua’s brownfield exploration.
(2)	Part of Uchucchacua’s brownfield exploration.
(3)	Includes Mallay brownfield exploration costs.
(4)	Includes exploration costs of Chiptaj (100% owned by us) and Candelaria and Santa Rosa (joint venture between us and Minera Focus S.A.C.).
(5)	Includes Julcani domes and Escopeta-Carmela prospects (Recuperada) exploration costs.
(6)	Includes Huamanihuayta Oeste (Poracota) exploration costs.
(7)	Includes Pucay (through option agreement with Southern Peru) and Pariguanas (through option agreement with Minera Ares) exploration costs.
(8)	Includes Tambomayo (formerly known as the Tuyumina project) exploration costs (part of Shila-Paula’s brownfield exploration).

The following is a brief summary of current mine development and exploration activities conducted by us directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Non-reserve mineralization has been included in our 2011 Annual Report from the Tantahuatay, Chucapaca, Tambomayo, Parihuanas, Breapampa, Mallay and Yumpag exploration and mine development projects. Set forth below is a map of all of our mine development and exploration projects in Peru as of December 31, 2011:

Mine Development Projects

La Zanja. Minera La Zanja S.R.L., or La Zanja, controls 32,821 hectares of mineralized property located 35 kilometers northwest of the city of Cajamarca. We currently own 53.06 percent of La Zanja, with the remainder owned by Newmont Peru. In 2009, we obtained approval of our environmental impact study, or EIS, for the La Zanja project. La Zanja is an open pit mine that commenced production in September 2010. There are two ore deposits: San Pedro Sur and Pampa Verde. In 2011, this mine produced 134,190 ounces of gold and 363,927 ounces of silver. During 2012, La Zanja intends to conduct a drilling program in the San Pedro Sur, Pampa Verde and Cocan zones in the brownfield explorations area.

Tantahuatay. The Tantahuatay project, a gold-copper project, is wholly owned by Coimolache, an entity that is 40.1 percent owned by us, 44.2 percent owned by SCC, and 15.7 percent owned by ESPRO S.A.C., a Peruvian-based holding company. We are focusing our efforts on resolving community issues and obtaining permits to continue our exploration and enhance support of our infill drilling and feasibility studies for both oxide and sulfide targets. In 2009, we obtained approval of an EIS for the Tantahuatay 2 deposit. Construction of the mine infrastructure commenced in July 2010 and was completed in July 2011. In August 2011, the MEM granted the permits necessary to initiate metallurgical operations at Tantahuatay. Production in 2011 was 46,164 ounces of gold and 260,073 ounces of silver. We expect to begin project construction on the Ciénaga Norte project as part of our Tantahuatay expansion efforts in mid-2012, following approval of the environmental impact assessment.

Greenfield Exploration Projects

Chucapaca. The Chucapaca project is a gold-copper-silver greenfield exploration project wholly owned by Canteras del Hallazgo S.A.C., or CDH, which is 51 percent-owned by Minera Gold Fields Peru S.A. and 49 percent-owned by us. The project encompasses a total of 12,900 hectares of mining concessions owned by CDH, which are located in the Moquegua region in southern Peru. Our preliminary exploration activities at the Chucapaca project have included geophysical magnetic surveys, induced polarization surveys and diamond drilling, which resulted in the discovery of gold mineralization. During 2011, CDH invested US$65.7 million to complete 49,531 meters of an infill diamond drilling campaign as well as 18,346 meters of reverse circulation drilling within the Canahuire area, and to start a pre-feasibility study and an EIS. During 2012, CDH intends to invest US$204.7 million, of which we will contribute 49 percent, to complete a feasibility study, conduct infill diamond drilling, acquire land, address social issues, conduct logistical planning and construct site facilities. At December 31, 2011, CDH estimated NRM for the Chucapaca project to be 132.7 million tons, with an average grade of 1.4 grams per ton of gold and 10.8 grams per ton of silver. Exploration expenses related to this project are not consolidated in Buenaventura’s financial results, but are reflected in “Share in the results of associates” in Buenaventura’s Consolidated Income Statement. See Note 10 to the Financial Statements.

Trapiche. The Trapiche project is wholly owned by us and encompasses 37,291 hectares of mining concessions owned by us, with porphyry copper and skarn mineralization in the Apurimac region. The Apurimac region is part of a mineralized belt known as the Abancay Batholith, where several iron, copper and gold deposits have been identified. Our exploration activities at the Trapiche project have included diamond drilling and magnetic and induced polarization surveys. In 2011, we negotiated and obtained a 30-year lease with the Mollebamba community for 2,300 hectares of surface rights to conduct infill and additional diamond drilling and other engineering studies. We invested US$3.1 million in payments to the local community, to start preliminary engineering studies and to restart drilling at the end of 2011. We created a new company to operate the Trapiche project, El Molle Verde S.A.C, which is wholly owned by us, and we leased all mining properties to the new company. In 2012, we plan to invest approximately US$9.1 million to complete a detailed surface exploration of copper oxides and to carry out a program of 25,000 meters of diamond drilling both into the copper oxide zone and as an infill program into the porphyry area. As of December 31, 2011, we estimated NRM for the Trapiche project to be 499.5 million tons, with an average grade of 0.48 percent of copper and 0.015 percent of molybdenum into the Trapiche porphyry and Millucucho skarn.

Hualgayoc. Hualgayoc is a silver, zinc and lead exploration project, with copper and gold potential, owned by Consolidada de Hualgayoc S.A., or Consolidada, which is 50 percent owned by Colquirrumi, our 99.99 percent-owned subsidiary, and 50 percent owned by Gold Fields La Cima S.A.A., a wholly-owned subsidiary of Gold Fields. Colquirrumi has been the operator of the project since 2011. Consisting of 12,720 hectares of mining concessions owned by Consolidada, the project is located in the Hualgayoc district, Cajamarca region. During 2011, we invested US$1.5 million to conduct diamond drilling and, in 2012, we intend to invest US$1.7 million to continue a drilling campaign.

El Faique. The El Faique project is wholly owned and operated by us. The project encompasses 13,209 hectares of mining concessions owned by us and is located in the Sechura desert of northern Peru in the Piura region. The El Faique project consists of a deep massive sulfide deposit evidenced by diamond drilling. Pursuant to our exploration program, we have invested in social infrastructure and support for local communities in order to obtain surface permits and properties. In 2011, we invested US$0.6 million to continue our efforts to negotiate with local communities. In 2012, we plan to invest US$5.2 million to conduct the diamond drilling campaign. We are working to obtain community consent and environmental permits in the second half of 2012.

Colquemayo. The Colquemayo project is wholly owned by us and encompasses 28,800 hectares of mining concessions located in the Moquegua region in southern Peru, 70 kilometers southwest of the Chucapaca project. The project is located in tertiary volcanic rocks covered by younger volcanic events. The high sulfidation alteration system covers an area of 40 square kilometers. During 2011, we invested US$4.3 million to conduct a diamond drilling campaign and, during 2012, we intend to invest US$4.9 million to continue drilling.

Vacas Heladas. Vacas Heladas is a new exploration project located in the IV Region Coquimbo in northern Chile, in the El Indio metallogenic belt, eight kilometers south from the old Tambo mine. This belt is 100 kilometers long and encompasses gold deposits such as El Indio (8 million ounces), Veladero (11 million ounces) and Pascua Lama (17 million ounces). We signed an agreement with Compañía Minera Barrick Chile Limitada to evaluate several epithermal precious metal targets in the El Indio gold belt. We created a new subsidiary, Compañía de Minas Buenaventura Chile Limitada, or Buenaventura Chile, which is wholly-owned by us, to operate the Vacas Heladas project. We are currently conducting an initial drilling program to test the continuity, metallurgy and ore potential in the Vacas Heladas prospect. In 2011, we invested US$2.2 million to undertake 31.6 kilometers of geophysical surveys and to commence our diamond drilling campaign, and we intend to invest approximately US$3.4 million during 2012 to complete this drilling program.

Surichata. Surichata is a new exploration project located in the Puno region of southern Peru, consisting of 17,800 hectares of mining concessions, of which we own 15,900 hectares and lease 1,900 hectares from Minera Joncijirca S.A.C. The Surichata project shows evidence of epithermal and precious metal disseminations and veins. In 2011, we invested US$0.4 million to conduct geological mapping and trenching. In 2012, we plan to invest US$0.7 million in a first-pass drilling campaign after obtaining community consent and environmental permits.

Brownfield Exploration Projects

Uchucchacua. The Uchucchacua brownfield exploration project is located throughout 8,430 hectares of our mining and exploration properties and 1,500 hectares of property owned by a joint venture between us and Minera Focus S.A.C. We are currently focusing our exploration efforts on three prospects: Anamaray, Yumpag and Chanca.

The Anamaray prospect is considered an epithermal deposit of silver, lead and zinc in a setting of tectonic breccias and veins in cretaceous limestone. In 2011, we invested US$1.7 million to explore the parallel veins close to the Falla longitudinal fault and explore the San Francisco mineralized structure in greater depth through 1,504 meters of underground tunnels. In 2012, we plan to invest approximately US$0.6 million to continue exploring the Anamaray-San Francisco prospect. As of December 31, 2012, we had estimated NRM of 172,507 dry short tons, or DST, with 10.5 ounces per ton of silver, 0.38 percent lead and 4.32 percent zinc

The Yumpag prospect consists of 1,847 hectares located 4 kilometers northeast of the Uchucchacua mine. The Yumpag prospect is an epithermal deposit of silver, lead, zinc and manganese structurally influenced by the Cachipampa geological fault, which also influences significant areas of silver mineralization at the Uchucchacua mine. During 2011, we invested US$1.3 million, mainly on diamond drilling exploration. In 2012, we plan to invest approximately US$2.8 million to continue exploration of the Yumpag prospect.

The Chanca prospect is located in the province of Oyón-Cajatambo, department of Lima, about 15 kilometers northwest of Mallay-Isguiz and adjacent to the old Chanca silver mine. The Chanca prospect consists of about 3,880 hectares, including the Chiptaj exploration area, and 1,500 hectares of a joint venture between us and Minera Focus S.A.C. During 2011, we completed underground exploration work and diamond drilling.

Mallay. The Mallay project is wholly owned and operated by us and is located 21 kilometers southwest of the Uchucchacua mine in the district of Mallay, province of Oyón, department of Lima. The project comprises about 2,300 hectares of mining concessions. Mallay is considered an epithermal deposit of silver, lead, zinc and some gold. We have recognized the following major ore structures: Isguiz, Pierina, María and Fortuna Body. Mallay is currently an advanced exploration project and has already commenced construction and entered the development stage. During 2011, we conducted underground tunneling and a diamond drilling program. This allowed us to report proven reserves of 489,770 DST, with ore grades of 0.014 ounces per ton of gold, 8.13 ounces per ton of silver, 5.07 percent lead and 7.37 percent zinc, and probable reserves of 201,119 DST, with ore grades of 0.017 ounces per ton of gold, 8.62 ounces per ton of silver, 4.36 percent lead and 6.27 percent zinc. NRM was 376,821 DST, with ore grades of 0.031 ounces per ton of gold, 8.66 ounces per ton of silver, 4.13 percent lead and 5.52 percent zinc. In 2011, we invested US$10.3 million in brownfield exploration. We expect that production at Mallay will begin in mid-2012.

Orcopampa. The Orcopampa brownfield exploration project is located on a total of 18,000 hectares of our mining and exploration concessions and 6,850 hectares of property to which we have access as a result of option agreements with Compañía Minera Ares S.A.C., or Minera Ares (in respect of Pariguanas), and SCC (in respect of Pucay). We are currently focusing our exploration efforts on the Pariguanas and Pucay projects.

The Pariguanas project is located 24 kilometers northeast of Chipmo and consists of 4,440 hectares, 2,240 hectares of which we own and 2,200 hectares to which we have access as a result of an option agreement with Minera Ares. Pariguanas is considered an epithermal low sulfidation deposit mainly of silver and gold, hosted completely in volcanic andesitic rocks. During 2011, we invested US$1.02 million in diamond drilling to explore veins at depth. As of December 31, 2011, estimated NRM was 346,517 DST, with 20.96 ounces per ton of silver and 0.018 ounces per ton of gold. In 2012, we plan to invest US$5.3 million to complete our diamond drilling program and begin underground exploration.

The Pucay project consists of 2,400 hectares to which we have access as a result of an option agreement with SCC. The project is located 3.5 kilometers southwest of Chipmo. In 2011, we completed 31,555 meters of geophysical lines and drilled 2,355 meters in the anomalous zone that showed a probable ore body with silver-gold mineralization. We invested US$0.61 million in 2011 and, in 2012, we plan to invest US$2.8 million to complete a diamond drilling program.

Poracota. The Poracota brownfield exploration project currently encompasses 6,680 hectares of mining concessions owned by us and is located 20 kilometers west of the Orcopampa mine in southern Peru. The mineral deposit is considered an epithermal high sulfidation system, hosted in volcanic rocks, mainly tuffs. The deposit is comprised of two main areas, Huamanihuayta and Perseverancia. In 2011, we explored the Huamanihuayta area and conducted a diamond drilling program. We invested US$1.7 million in the Poracota project in 2011. In 2012, we plan to invest US$1.4 million to conduct a diamond drilling program to define other mineralized structures inside Huamanihuayta.

Julcani-Recuperada. The Julcani-Recuperada brownfield exploration project currently encompasses 1,800 hectares of mining concessions and is wholly owned and operated by us. During 2011, we invested US$0.11 million to perform geological surveys and sampling outcrops of veins. In 2012, we expect that exploration efforts will focus on the brownfield Recuperada mine.

Shila-Paula. The Shila-Paula brownfield project is wholly owned and operated by us. The project encompasses a total of 30,700 hectares of mining concessions and includes the Tambomayo and Japotani projects.

The Tambomayo project is located 20 kilometers east of the Paula mine and comprises 29,700 hectares. The project is considered a low sulfidation epithermal deposit with significant gold and silver mineralization in a vein system. As of December 31, 2011, we had estimated NRM of 919,184 DST, with 0.279 ounces per ton of gold and 8.96 ounces per ton of silver. In 2011, we invested US$6.6 million in a diamond drilling campaign and underground exploration work. In 2012, we plan to invest US$13.5 million, mainly for underground exploration and tunnel development.

Breapampa. The Breapampa advanced project, which is wholly owned by us, encompasses 41,866 hectares of mining concessions and is located in the district of Chumpi, province of Parinacochas, department of Ayacucho. The project consists of gold and silver mineralization in an epithermal high-sulfidation deposit, emplaced into breccias of Tertiary volcanic rocks. As of December 31, 2011 we had proven and probable ore reserves of 5,645,000 DST, with 0.035 ounces per ton of gold and 0.63 ounces per ton of silver. As of December 31, 2011, NRM was 2,842,000 DST, with 0.016 ounces per ton of gold and 0.10 ounces per ton of silver; this includes NRMs of the Pucagallo and Senccata prospects. In 2011, we invested US$18.91 million from the estimated total budget for the project of US$48.0 million. In 2012, we plan to invest US$2.4 million to carry out a further intense drilling program. We plan to begin production in September 2012.

Competition

We believe that competition in the metals market is based primarily upon cost. We also compete with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

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

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
2007	696.66	684.59	13.39	13.37
2008	871.71	872.21	15.02	14.26
2009	972.98	988.32	14.65	15.52
2010	1,224.66	1,253.35	20.16	20.86
2011	1,568.58	1,574.45	35.11	35.36
2012 (through March 31, 2012)	1,690.57	1,721.47	32.63	32.19

(1)	Our average annual price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Antapite, Recuperada, Colquijirca, Marcapunta, Ishihuinca and Shila mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.
(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2012 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31(1)
Product	2010	2011
	(In thousands of US$)
Gold	578,582	796,502
Silver	274,624	524,847
Lead	46,913	41,157
Zinc	92,884	73,267
Copper	129,444	199,036

(1) Does not include refinery charges and penalties incurred in 2011 and 2010 of US$133,237 and US$133,502, respectively.

We sold our concentrates to 15 customers in 2011. Approximately 54 percent, 54 percent and 57 percent of our concentrate sales in 2009, 2010 and 2011, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate from our mines and gold bullion that were sold to our various customers from 2009 to 2011.

	Percentage of Concentrates and Gold Bullion Sales
	2009	2010	2011
Export Sales:
Johnson Matthey Limited	44.91%	49.90%	47.42%
Glencore International AG	1.96	0.75	0.48
N.V. Umicore SA	1.82	2.18	4.14
Transamine Trading SA	0.51	-	-
J.P. Morgan Chase Bank	2.09	-	-
MRI Trading AG	0.75	0.13	3.20
MK Metal Trading GMBH	1.19	0.19	1.23
Lois Dreyfus Commodities Metal Suisse SA	0.34	-	-
Standard Bank PLC	-	0.04	-
Korea Zinc Company Ltd.	0.07	-	-
Mintrade Ltd.	-	0.39	-
Xstrata Commodities	-	0.39	0.19
Total Export Sales	53.64%	53.58%	56.78%

Domestic Sales:
Doe Run Perú SRL	1.90	-	-
Glencore Peru S.A.C.	-	7.76	18.93
Consorcio Minero SA	14.56	10.81	6.89
Votorantim Metais – Cajamarquilla SA	4.40	3.33	2.57
Sudamericana Trading SRL	1.31	1.15	2.58
Ays SA	16.46	10.50	-
MK Metal Trading Perú SAC	0.5	0.88	0.39
Louis Dreyfus Peru SAC	6.48	10.74	10.54
Traxxys Peru SAC	0.75	1.25	1.23
Cia. Minera Casapalca S.A.	-	-	0.09
Total Domestic Sales	46.36%	46.42%	43.22%
Total Sales	100%	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2012 to 2014:

	Wet metric tons	Wet metric tons	Wet metric tons
Concentrate	2012	2013	2014
Recuperada’s Silver-Lead	7,775	10,790	3,500
Recuperada’s Zinc	6,640	8,640	8,640
Uchucchacua’s Silver-Lead	31,000	15,750	27,250
Uchucchacua’s Zinc	52,530	22,000	15,000
Poracota’s Gold-Silver	10,350	-	-
Julcani’s Silver-Lead	4,500	4,000	-

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Shila-Paula, Antapite, Ishihuinca and La Zanja and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold. Pursuant to our agreement with Johnson Matthey, we supplied Johnson Matthey, at our option, with gold assaying in excess of 75 percent gold and approximately 20 percent silver, monthly from January 1, 2011 to December 31, 2011. The price of the gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Johnson Matthey’s Brampton, Canada works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Johnson Matthey’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

Between 2003 and 2008, we modified the terms of certain derivative instruments in order to qualify them as normal sales contracts and eliminated the fixed or maximum price component on all of our outstanding gold commitments. These modifications required us to make aggregate payments of US$832.84 million during 2007 and 2008. As a result of these transactions, we and our wholly-owned subsidiaries are now completely unhedged as to the price at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

At Sociedad Minera El Brocal S.A.A., or El Brocal, we implemented a base metal hedging policy for a maximum of 25 percent of El Brocal’s total payable metal contained per year, for up to three years.  El Brocal did not enter into any new hedging transactions during 2011. As of March 31, 2012, all outstanding hedging transactions were non-delivery zero cost (Asian) option collars. Remaining hedging commitments amount to 18 percent of payable metal during 2012 on the following terms: 4,500 metric tons of copper at an average price range of US$7,500 to US$8,420 per metric ton.

Yanacocha and Cerro Verde have not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

Regulatory Framework

Mining and Processing Concessions

In Peru, as in many other countries, while surface land is owned by private landowners, the government retains ownership of all subsurface land and mineral resources. Our right to explore, extract, process and/or produce silver, gold and other metals is granted by the Peruvian government in the form of mining and processing concessions. The rights and obligations of holders of mining concessions, provisional permits and processing concessions are currently set forth in the General Mining Law (Single Unified Text approved by Supreme Decree 014-92-EM), which is administered by the MEM.

Pursuant to the General Mining Law, filers of mining claims must obtain a mining concession before they may explore the areas claimed. Applications for mining concessions must be filed with the regional mining directors of each regional government and with INGEMMET (Instituto Geológico Minero y Metalúrgico, or the Geological, Mining and Metallurgical Institute of Peru).

Mining concessions granted since October 2008 have an indefinite term, subject to payment of an annual concession fee per hectare claimed and achievement of minimum annual production for each hectare. Failure to achieve annual production targets will result in a fine. Failure to pay concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. Failure to satisfy minimum annual production thresholds for a specified period of time could result in cancellation of the concessions.

Our and Yanacocha’s processing concessions enjoy the same duration and tenure as our mining rights, subject to payment of a fee based on nominal capacity for the applicable processing plant. Failure to pay processing fees or fines for two consecutive years could result in the loss of the processing concessions.

As of March 31, 2012, we owned and administered, directly or indirectly, through subsidiaries or in conjunction with joint venture partners, approximately 1,015,493 hectares of mining concessions devoted to mineral exploration and mining operations. Mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business.

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require us to obtain easements from private landowners that own the surface land above the mineral resources that we intend to explore or mine. Supreme Decree 020-2008-EM requires us to obtain such easements prior to commencing exploration activities. We have been actively seeking to acquire land surface, easements to land containing prospective geological exploration target sites, deposits that can be exploited in the future and areas suitable as plant or facility sites.

The Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations set forth procedures for the granting of mining rights in urban and urban expansion areas. In order to grant a mining concession in an urban or urban expansion area, the MEM is required to receive the approval of the council of the applicable provincial municipality. Mining concessions in urban areas are granted for 10-year terms, which may be renewed by the MEM subject to the approval of municipal authorities.

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

Law No. 28964 has been abrogated by Law No. 29783, with respect to employee safety and employer liability. Law No. 29783 establishes rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations.

Environmental Matters

In 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the MEM has issued regulations mandating environmental standards for the mining industry and reviews and approves environmental studies for mining operations. OEFA has the authority to inspect mining operations and fine companies that fail to comply with prescribed environmental standards.

The MEM has issued regulations that establish maximum permissible levels of (i) emissions of liquid effluents and (ii) elements and compounds present in gaseous emissions resulting from the mining activities. Generally, holders of mining rights and processing plants that were in operation prior to May 1993 are required to comply with maximum permissible levels within 10 years. In the interim, mining operators are required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent maximum permissible levels.

In addition, each mining company that initiated operations prior to May 1993 was required to file a Preliminary Environmental Evaluation, or EVAP, for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up PAMA aimed at implementing measures in order to solve problems identified in the EVAP. Companies must correct the pollution problems relating to their mining activities within five years, while smelters must comply within ten years. These companies must allocate no less than 1 percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs.

Since May 1993, new mining and processing activities have been required to file and obtain approval for an EIS before being authorized to commence operations. New mining and plant processing activities are required to comply with the maximum permissible levels for liquid effluents from the initiation of their operations.

Many of our mining rights and processing plants were in operation prior to May 1993, and we are in substantial compliance with the maximum permissible levels set forth in the MEM’s regulations. EVAPs for Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Shila were all accepted between August and September 1995. Between November 2002 and April 2003, the MEM approved and verified the PAMAs for all these entities, issuing and approving resolution for each respective mining unit. The EISs for Paula, Antapite, Esperanza, Poracota and Pozo Rico were approved in 2001, 2001, 2006, 2007 and 2008, respectively.

EISs for capacity expansion at the Orcopampa, Uchucchacua and Antapite mines were approved in 2004, 2006 and 2008, respectively.

The MEM approved the EISs for the Huancarama-Chipmo-Poracota and La Zanja transmission lines and their substations in 2006 and 2008, respectively. This connection to the national grid should result in lower energy costs.

In 2009, the MEM approved the EISs for the La Zanja, Mallay, Tantahuatay Esperanza and Angélica Rublo Chico projects.

The following EISs were approved in 2011:

Mine/Project	Type of Study	Approving Resolution	Date of Approval
Orcopampa	EIS	N°018-2011-MEM-AAM	January 14, 2011
Breapampa	EIS	N°035-2011-MEM-AAM	February 1, 2011

In May 2008, the Environmental Ministry of Peru was established by legislative decree. The principal functions of the Environmental Ministry include formulating and implementing policies and regulations relating to environmental matters and controlling pollution, including regulating air and water quality standards, through supervision and education. In the case of water, all Peruvian mining companies must present their updated environmental management plans before August 31, 2012.

Except as described above, there are no material legal or administrative proceedings pending against us with respect to any environmental matters.

Regulations governing mining explorations. In 2008, the Peruvian government enacted DS 020-2008-EM, which governs mining exploration activities and related matters. Under DS 020-2008-EM, exploration activities are divided into 2 categories, Category I and Category II. Category I exploration activities are those involving no more than 20 drilling platforms and environmentally affecting no more than 10 hectares, while Category II exploration activities are those involving more than 20 drilling platforms and environmentally affecting more than 10 hectares. For Category I exploration activities, an Environmental Impact Declaration, or EID, is required. For Category II exploration activities, a Semi-detailed Environmental Impact Study, or EISsd, is required, which incorporates technical, environmental and social matters. Exploration activities must start within twelve months following the date that an EID or the EISsd is approved. The commitments assumed by mining companies in their EID, EISsd and EIS are mandatory; if they are not fulfilled, OSINERGMIN has the authority to fine these companies.

In May 2008, MEM enacted DS 028-2008, which establishes the right of every person to participate in the process of making decisions related to the sustainable development of mining activities on government territory. The EID, EIS and EISsd require local communities to have an opportunity to actively participate in this process.

The following EIDs and EISsd were approved in 2011:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Santa Rosa	EID	N°003-2011-MEM-AAM	January 12, 2011
Pisqahuanca	EID	N°047-2011-MEM-AAM	June 6, 2011
Punco	EID	N°050-2011-MEM-AAM	June 14, 2011
Ocoruro	EID	N°069-2011-MEM-AAM	October 12, 2011
Hundida	EID	N°075-2011-MEM-AAM	November 8, 2011
Colquemayo	Mod. EID	N°013-2010-MEM-AAM	May 4, 2011
Yumpaq	Mod. EID	N°011-2010-MEM-AAM	June 8, 2011
Huamanihuayta	Mod. EID	N°095-2010-MEM-AAM	August 3, 2011
Pucarumi	Mod. EID	N°027-2011-MEM-AAM	September 8, 2011
Lulicocha	Mod. EID	N°010-2010-MEM-AAM	June 8, 2011
Lulicocha	2nd Mod. EID	N°010-2010-MEM-AAM	August 24, 2011
Chiptaj	EISsd	N°265-2011-MEM-AAM	August 22, 2011
Pucarumi	EISsd	N°297-2011-MEM-AAM	September 26, 2011
Colquemayo	EISsd	N°351-2011-MEM-AAM	December 5, 2011

La Zanja
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Huangas	EID	N° 302-2011-MEM-AAM	September 27, 2011

Cedimin
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Paula	EID	N°063-2011-MEM-AAM	August 24, 2011
Tocracancha–Anchaca	EISsd	N° 168-2011-MEM-AAM	June 13, 2011

Colquirrumi
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Acción XIV	EID	N° 216-2011-MEM/AAM	July 13, 2011

Regulations governing mine closures. In 2003, Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), established the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or Closure Plans, and the granting of environmental guarantees to secure compliance with Closure Plans. We are required to submit a Closure Plan for new projects to the MEM within one year following approval of an EIS or PAMA; inform the MEM semi-annually of any progress on the conditions established in the Closure Plan; perform the Closure Plan consistent with the schedule approved by the MEM during the life of the concession; and grant an environmental guarantee that covers the estimated amount of the Closure Plan.

In addition, Supreme Decree No. 020-2008-EM requires mining companies that perform exploration activities to conduct certain closing activities in accordance with the applicable environmental study approved by the relevant authority, subject to deferral under certain circumstances, and contemplates a Closure Plan to be submitted by the mining company following the terms and conditions of Supreme Decree Nº 033-2005-EM.

We have presented Closure Plans to the MEM for all of our mines and advanced explorations. To date, the MEM has approved our Closure Plans for Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite, Caravelí, Shila, Esperanza, Pozo Rico, Mallay, Trapiche, Angélica Rublo Chico and Anamaray-Jancapata.

The follow Closure Plan Studies were approved in 2011:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Angelica Rublo	Closure Plan	N°111-2011-MEM-AAM	April 12, 2011
Poracota	Modified Closure Plan	N°104-2011-MEM-AAM	April 8, 2011
Esperanza 2001	Modified Closure Plan	N° 027-2011-MEM-AAM	January 27, 2011
Esperanza 2001	Modified Closure Plan	N° 264-2011-MEM-AAM	August 19, 2011
Orcopampa	Modified Closure Plan	N°283-2011-MEM-AAM	September 9, 2011
Julcani	Modified Closure Plan	N° 046-2011-MEM-AAM	February 11, 2011

Tantahuatay
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Tantahuatay	Closure Plan	N° 160-2011-MEM-AAM	May 24, 2011

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for the holders of mining concessions. Under this provision, holders of mining concessions that have performed mining activities, including mining exploration, exploitation and processing activities or related activities, without having an Environmental Certification will be required to prepare and perform an Environmental Remediation Plan to cure the environmental impact in the areas in which such activities have been conducted. The Environmental Remediation Plan will contain a detailed description of all the mining items and activities performed without the correspondent Environmental Certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, a bond in favor of MEM for the cost of the execution of the measures contained in the Environmental Remediation Plan.

Law No. 28271, Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Environmental Liabilities of Mining Activities), became effective on July 7, 2004 to regulate the identification of liabilities in mining activity and financial responsibility for remediation, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. Pursuant to Law No. 28271, as amended, the technical branch of the MEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan and enter into environmental remediation agreements with the MEM to perform any studies and work necessary to control and mitigate the risk and effects of any contamination.

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

Prior Consultation with Local Indigenous Communities

In 2011, Peru enacted Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law establishes a prior consultation procedure that the Peruvian government must undertake in concert with local indigenous communities whose rights may be directly affected by new legislative or administrative measures, including the granting of new mining conessions. Under the law, the Peruvian government, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, to the extent that any future projects of us, Yanacocha or Cerro Verde require legislative or administrative measures that impact local indigenous communities, the required prior consultation procedure may result in delays, additional expenses or failure to obtain approval for such new project.

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 4, 2012.

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

Mining Royalties and Taxes

Under Peruvian law, holders of mining concessions are required to pay the Peruvian government a mining royalty (regalia minera) for the exploitation of metallic and non-metallic resources. In accordance with Law No. 28258, as amended by Law No. 29788, mining royalties shall be payable either as a specified percentage of operating profit or 1 percent of revenues, whichever is higher. If the mining royalty is calculated as a percentage of operating profit, marginal rates ranging from 1 percent to 12 percent, increasing progressively for companies with higher operating margins, will apply.

Mining companies that are party to mining stabilization agreements will not be required to pay a mining royalty during the tenure of their stabilization agreements. Although we are not party to a stabilization agreement, Yanacocha currently has effective stabilization agreements for the Yanacocha, La Quinua and Maqui Maqui mines.

In addition to mining royalties, pursuant to Law No. 29789, effective from October 1, 2011, mining operations in Peru are subject to a new extraordinary mining tax. Mining companies that do not have taxation stability agreements with the Peruvian government, such as Buenaventura, will pay the “Special Mining Tax” (Impuesto Especial de Minería). The Special Mining Tax is calculated as a percentage of operating profit. Marginal rates range from 2 percent to 8.4 percent, increasing progressively for companies with higher operating margins. Mining companies that have stability agreements with the Peruvian government will pay the “Special Mining Duty” (Gravamen Especial de Minería). The Special Mining Duty is calculated as a percentage of operating profit, with marginal rates ranging from 4 percent to 13.12 percent, increasing progressively for companies with higher operating margins.

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

Our safety program includes the following core components:

•	Risk Detection Training and Log Book: to train workers to detect, identify and record job-related hazards.

•	Safety Performance Indicators: to regularly monitor the performance of each operating unit and target safety efforts and training.

•	Specialized Safety Training: to provide training related to safety techniques and tools tailored to the risks associated with each employee’s job.

•	Mine School: to provide on-site theoretical and practical training to employees in different fields of work.

•	Implementation of International Safety Standards: to establish and comply with internationally accepted safety standards.

•	Safety Audits: to regularly audit safety procedures and systems at each operating mine by certified auditors.

During 2011, we experienced 105 total reportable injuries, 101 lost-time injuries and 4 fatal injuries, as compared to 304 total reportable injuries, 138 lost-time injuries and 3 fatal injuries for the year ended December 31, 2010. Under Peruvian law, the number of lost-time injuries recorded includes restricted duty injuries and certain medical treatment injuries. The total number of reportable injuries includes lost-time injuries, as well as other minor and major first aid injuries.

C. Organizational Structure

As of March 31, 2012, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

†	All entities in this chart, with the exception of Minera Julcani S.A. de C.V. and Compañía de Minas Buenaventura Chile Limitada (which are organized in Mexico and Chile, respectively), are incorporated in Peru.
*	Compañía Minera Condesa S.A. also holds 21,222,236 treasury shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.68 percent of our outstanding equity.

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, which is wholly owned by us, is a mining and facilities holding company with direct and indirect ownership participation in two mining-related entities, Cedimin and Yanacocha, and in exploration projects conducted by Minas Conga and Conenhua (as defined below). See “—B. Business Overview—Exploration.” As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine. In addition, Condesa holds an equity interest in Chaupiloma, and, as a result, receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest. See “—S.M.R.L. Chaupiloma Dos de Cajamarca” below. Condesa also holds a 7.68 percent interest in us.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.

Cedimin, wholly owned by us, is a mining and facilities holding company that operates the Shila-Paula mine and conducts explorations at the Tambomayo project.

S.M.R.L. Chaupiloma Dos de Cajamarca

S.M.R.L. Chaupiloma Dos de Cajamarca, or Chaupiloma, is a Peruvian limited liability company that holds all of the mining rights for the areas mined by Yanacocha and Minas Conga. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. We own, directly and indirectly, through our interest in Condesa, a 60 percent interest in Chaupiloma. Newmont Peru owns the remaining 40 percent equity interest.

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

Conenhua

Conenhua is a wholly-owned subsidiary that provides electrical transmission and generation services. Conenhua obtained a concession for power transmission in the Huancavelica area in 1983, and subsequently obtained concessions in the Cajamarca and Arequipa regions. Conenhua’s transmission infrastructure enables us to purchase electricity from various power generating companies and transmit it to certain of our mining units and affiliates, including Uchucchacua, Orcopampa, Poracota, Shila-Paula, Antapite, Yanacocha, La Zanja and Coimolache, as well as to other mining companies and municipalities in the area.

In order to secure a reliable energy supply from a clean and renewable source for our direct operations and projects at competitive prices, Conenhua, through its subsidiary Empresa de Generación Huanza S.A., or Huanza, was commissioned to construct a 90.6 megawatt, or MW, capacity hydroelectric power plant in the valley of Santa Eulalia. The construction of the 90.6 MW Huanza Hydroelectric Power Plant is in progress and should be completed by the end of 2012. This US$160 million project commenced in March 2010 and has been financed through a US$119 million finance lease obtained from Banco de Crédito del Peru.

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

Minera Julcani S.A. de C.V.

Minera Julcani S.A. de C.V., or Minera Julcani, is a wholly-owned subsidiary created for the purpose of conducting exploration pursuant to our joint venture agreement with Solitario México S.A. de C.V., or Solitario. Under this agreement, Solitario granted us the exclusive right to conduct exploration within its properties situated in Hidalgo, Mexico. The first earn-in phase of this agreement allows us to earn a 51 percent participating interest by contributing all the results derived as a result of our exploration expenditures as of or during the 54 months following July 2010. We may withdraw at any time upon contribution of the minimum required expense of US$2.0 million. Upon completion of the first earn-in phase, we may elect, in our sole discretion, to earn an additional 14 percent participating interest, for a total 65 percent participating interest, by completing a positive feasibility study at our cost as part of the second earn-in phase.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

Sociedad Minera El Brocal S.A.A., or El Brocal, owns the Colquijirca and Marcapunta Norte mines. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. On July 22, 2011, we completed the purchase of all of the outstanding equity of Inversiones Colquijirca S.A., which, in turn, owns 51.06 percent of El Brocal. As a result of this transaction, we increased our equity holding of El Brocal from 46.08 percent to a 53.76 percent controlling interest, including shares held directly by us and indirectly through our wholly-owned subsidiary, Inversiones Colquijirca S.A.

Minera La Zanja S.R.L.

Minera La Zanja S.R.L., or La Zanja, controls 32,070 hectares of mineralized ground in the La Zanja project, which is located 35 kilometers northwest of the city of Cajamarca.  La Zanja, which is currently 53.06 percent owned by us and 46.94 percent owned by Newmont Peru, began operations in September 2010 as an open-pit mine producing gold and silver.

Compañía Minera Coimolache  S.A.

Compañía Minera Coimolache S.A., or Coimolache, is a mining company that owns the Tantahuatay project, which is located in the province and district of Hualgayoc in the Cajamarca region, 35 kilometers northwest of the Yanacocha mine. We, SCC and other third parties hold a 40 percent interest, a 40 percent interest and a 20 percent interest, respectively, in Coimolache. Construction of mining infrastructure at the on the Tantahuatay mine commenced in July 2010. Gold mining operations commenced in mid-2011.

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

Sociedad Minera Cerro Verde S.A.A.

We currently hold a 19.35 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. For more detail, see “Item 5. Operating and Financial Review and Prospects—Buenaventura” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde.”

YANACOCHA

A.  History and Development of the Company

Founded in Peru in 1992, Yanacocha is the largest gold producer in South America. Yanacocha produced 1,293,123 ounces of gold in 2011. Yanacocha’s operations are located in the Andes Mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and north of the city of Cajamarca at an altitude of 4,000 meters above sea level. The Yanacocha property consists of six open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha and La Quinua. As of December 31, 2011, the Chaquicocha, Cerro Yanacocha and La Quinua mines were in operation.

Yanacocha is developing the Conga project, which consists of two gold-copper porphyry deposits that are estimated to more than double Yanacocha’s proven and probable reserves. The Conga project is located approximately 24 kilometers northeast of the Yanacocha operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. Construction activity relating to design, procurement and earth work for the Conga project began in 2011. In November 2011, construction activities at the Conga project were suspended at the request of Peru’s central government pending a review of the environmental viability of the project. The report was released in April 2012. As of the date of this Annual Report, Yanacocha is evaluating the report’s findings.

As of December 31, 2011, Yanacocha’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 7.7 million ounces of gold, representing a 21 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2010, which were estimated to be 9.7 million ounces of gold. As of December 31, 2011, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, representing a 6 percent and 2 percent increase, respectively, from estimated 2010 gold and copper reserves. As of December 31, 2011, Yanacocha’s total proven and probable reserves (including the Conga project) were estimated to be 20.3 million ounces of gold, representing a 6 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2010, which were estimated to be 21.5 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.2 billion pounds as of December 31, 2011.

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

In 2011, Yanacocha produced 1,293,123 ounces of gold, compared to 1,461,620 ounces in 2010. The decrease in gold production in 2011 as compared to 2010 was mainly attributable to mine sequencing resulting in a lower volume of ore placed on leach pads at the La Quinua, Yanacocha and Carachugo mines, partially offset by higher mill grade and recovery.

Silver production was 3,561,991 ounces in 2010 and 1,348,004 ounces in 2011. The decrease in silver production in 2011 as compared to 2010 was mainly attributable to lower ore grade and lower recovery in the mill.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa and 5 percent by IFC. Yanacocha is managed by Newmont Peru. See “—Management of Yanacocha—General Manager/Management Agreement.” Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2011 have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha, or the Yanacocha Gold Mill, and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha’s capital expenditures from its formation through December 31, 2011 totaled approximately US$4,145.3 million, including capital expenditures of US$298.6 million in 2010 and US$1,094 million in 2011. In 2011, Yanacocha’s principal capital expenditures included US$739 million for engineering, construction, equipment and off-site infrastructure at the Conga project, US$156.3 million for mine development at the El Tapado Oeste, Western Oxides and Maqui Maqui deposits, US$52.5 million for leach pad expansions at La Quinua (area of Western Oxides), US$24 million for land purchases, US$14.5 million for the standardization of information technology systems across the Newmont Group and the selection of SAP as its global information technology platform, US$9.9 million for water treatment project studies, US$9.6 million for La Quinua 2C studies of the instability and failure of the pit, US$8.6 million for life extension of the haul trucks fleet and US$4.9 million for construction of a new central warehouse.

Yanacocha anticipates that its capital expenditures for 2012 will be approximately US$1,728 million, of which it plans to use approximately US$1,242 million in connection with the construction of the Conga project. The remaining capital expenditure budget has been allocated for mine development at the El Tapado Oeste, Maqui Maqui and Chaquicocha deposits, leach pad expansions at La Quinua (Western Oxides and Eastern Oxides), standardization of information technology systems, continuation of the water treatment project, maintenance of the San Jose Reservoir, gold mill tailings pipelines, development of Verde bio-leach demonstration facility studies to upgrade gold recovery process and payments for waterways and irrigation channels acquired from the Encajón-Collotán communities.

Yanacocha expects that it will meet its working capital, capital expenditure and exploration requirements for the next several years from internally-generated funds, cash on hand and financing from banks and financial institutions. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and construction requirements, or that external funding will be available for such purposes on terms or at prices favorable to Yanacocha. A very significant decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity. See “Item 5. Operating and Financial Review and Prospects—Yanacocha—B. Liquidity and Capital Resources—Exploration Costs; Capital Expenditures.”

B.  Business Overview

Description of Yanacocha’s Operations

The Yanacocha property consists of the following open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado, Tapado Oeste), Cerro Negro Este, Western Oxide Pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide Pits (Quecher Norte and Marleny) and Carachugo Alta.

Leach pads are located at Carachugo (410 million ton capacity), Maqui Maqui (70 million ton capacity), Cerro Yanacocha (470 million ton capacity) and La Quinua (640 million ton capacity, including the Western Oxides). Each of these leach pads includes at least two leach solution storage ponds and storm water ponds located down gradient from each leach pad. The Cerro Yanacocha site has two additional solution ponds for the segregation of solution generated from the treatment of transition ores. A raw water pond is used both for storm containment and to store excess solution during the wet season.

Yanacocha has four processing facilities: Pampa Larga, Yanacocha Norte, La Quinua and the Yanacocha Gold Mill. The processing facilities can be used to process gold-bearing solutions from any of the leach pads through a network of solution pumping facilities located adjacent to the solution storage ponds or, in the case of the Yanacocha Gold Mill, to process high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant. The Yanacocha Gold Mill commenced operations in March 2008, and its total annual production is between 5.5 and 6.0 million dry metric tons, or DMT. Production at the Yanacocha Gold Mill is expected to significantly impact Yanacocha’s future production capabilities, with total production measured in life-of-mine ounces at the Yanacocha Gold Mill representing 38 percent of the total ounces produced by Yanacocha. In order to balance mining production and Yanacocha Gold Mill total production capacity, Yanacocha has established ore stockpiles in which it deposits most of the ore from the pits, and feeds a small portion directly to the plant. The Yanacocha Gold Mill sources mill ore from the Yanacocha, Chaquicocha, El Tapado and Tapado Oeste pits.

Mining consists of a sequence of drilling, blasting, loading and hauling. Ore containing gold is transported from each mine to the nearest active leach pad while waste is taken to specially designed storage facilities. Ore is then leached by introducing diluted solutions of cyanide through an irrigation system placed on top of the ore. This solution percolates through the ore, dissolving gold and silver as AuCN and AgCN complexes respectively, and results in a “pregnant” solution which drains to solution storage ponds to be transferred to the nearest recovery facility. The end product is doré bars currently assaying approximately 52 percent gold and 45 percent silver. The doré bars are transported from the processing plant by an outside security firm to be refined outside of Peru. See “—Transportation and Refining.” The solution from which the gold is removed (barren solution) is recycled to the leach pads for further heap-leaching after having been reconstituted with cyanide. The leaching process is generally a closed system. However, during periods of high rainfall, excess water must be treated at the facilities located at Yanacocha Norte and Pampa Larga, which have been designed to meet or exceed standards for drinking water and for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See “—Regulation, Permit and Environmental Matters.”

Electric power for Yanacocha’s operations is currently provided by local power companies via two separate networks from the Cajamarca Norte substation in 60 kilovolts, or kV, and 220 kV, respectively. Yanacocha also maintains diesel generation capacity for emergency requirements which have an aggregate power generation capacity of approximately 22 MW and plans to increase its reserve by 6 MW in 2012. In addition, Yanacocha has been connected to the Peruvian national electricity grid since the end of 1997. Yanacocha currently receives its supply of electric power through a 220 kV power line originating in Trujillo, which is owned by Buenaventura and has the capacity to provide up to 150 MW to Yanacocha (although current contracted demand is limited to 70 MW). In addition, a 60 kV power line routed through Cajamarca permits Yanacocha to receive up to 10 MW. This power line is used only in emergencies. See “Item 5. Operating and Financial Review and Prospects.”

Water for Yanacocha’s operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes treatment at the facilities described above.

Set forth below are certain unaudited operating data for the years shown for each of Yanacocha’s mining operations that were then in operation:

	2009	2010	2011
Mining Operations:
Ore mined (DST):
Cerro Yanacocha	74,309,421	28,817,797	1,434,279
Carachugo	5,895,215	23,455,796	31,494,122
Maqui Maqui	—	1,267	542,447
La Quinua	66,806,796	26,348,322	27,161,711
San José	—	5,090,528	3,556,183
Cerro Negro	—	—	24,231
Total ore mined (DST)	147,011,432	83,713,710	64,212,973
Average gold grade of ore mined (oz./DST):
Cerro Yanacocha	0.022	0.032	0.011
Carachugo	0.022	0.028	0.034
Maqui Maqui	—	0.007	0.010
San José	—	0.016	0.019
La Quinua	0.023	0.019	0.030

Total average gold grade of ore mined (oz./DST)	0.022	0.025	0.031
Gold production (oz.):
Cerro Yanacocha	1,087,028	659,080	659,996
Carachugo	453,374	399,268	319,994
Maqui Maqui	18,555	12,701	9,906
San José	—	—	—
La Quinua	499,223	390,571	303,226
Total gold (oz.)	2,058,180	1,461,620	1,293,123

Exploration

Yanacocha’s mining activities encompass 320,121 hectares covered by 454 mining concessions. Of these 320,021 hectares, Chaupiloma holds the mining rights related to 106,765 hectares, covered by 144 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years, which are renewable at Yanacocha’s request for an additional 20-year term.

Yanacocha has three processing concessions from the MEM for its processing plants: Cerro Yanacocha (Yanacocha Gold Mill, Cerro Negro, La Quinua and Yanacocha), Yanacocha (Carachugo and Pampa Larga) and China Linda. The processing concessions have indefinite terms, subject to the payment of an annual fee based on nominal capacity for the processing plant. An additional processing concession is pending for the Conga project.

Exploration expenditures amounted to approximately US$34.6 million and US$66.3 in 2010 and 2011, respectively. These expenditures have resulted in the identification of several deposits, which have been advanced to reserves, including Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (which includes Cerro Negro), Chaquicocha, El Tapado, El Tapado Oeste (Corimayo), Antonio, Quecher and the Conga project (Perol, Chailhuagón and Amaro). Exploration expenditures have also been used to identify deep sulfide mineralization beneath the oxide deposits at El Tapado, El Tapado Oeste (Corimayo), Antonio, Maqui Maqui, Yanacocha and Chaquicocha. In 2012, exploration efforts will focus on further identifying sulfide mineralization beneath existing oxide resources, higher grade deep targets and copper-gold mineralization related to that in reserve at the Conga project.

Yanacocha’s exploration expenditures include all of the costs associated with exploration activities such as drilling, geological and metallurgical testing. In addition, exploration costs cover engineering and project development costs on advanced stage projects. Yanacocha prepares a budget for each year and allocates an amount for exploration activities based on specific projects or regions.

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua and Chaquicocha gold deposit projects and the Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings. The Conga project currently consists of two gold-copper porphyry deposits that are estimated to more than double Yanacocha’s proven and probable reserves. The Conga project is located approximately 24 kilometers northeast of Yanacocha’s operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated into reserves beginning in 2004 and 2005, reported 12.6 million ounces of gold reserves and 3.3 billion pounds of copper reserves as of December 31, 2011.

In November 2011, construction activities at the Conga project were suspended at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project, which was previously approved by the central government in October 2010, was reviewed by independent experts in an effort to resolve allegations surrounding the environmental viability of the Conga project.  Construction was suspended for the duration of the review, except for sediment control works conducted in the project area. The report was released in April 2012. As of the date of this Annual Report, Yanacocha is evaluating the report’s findings. Progress continues on engineering and procurement work.

For 2012, Yanacocha estimates expenditures of US$54 million for exploration, which will be expensed, and an additional US$2.4 million related to delineation, characterization and sterilization activities for ore bodies that are currently classified as reserves, which will be capitalized. Both expenditure estimates are exclusive of significant development engineering charges. This budgeted amount will be expended mainly on sulfide development at Yanacocha, the Conga project environs and the San José gravel deposits along with an extensive exploration program in district and regional properties that Yanacocha controls.

As of December 31, 2011, the Yanacocha district’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 7.7 million ounces of gold, a 21 percent decrease from the Yanacocha district’s proven and probable reserves as of December 31, 2010, which were estimated to be 9.7 million ounces of gold. The decrease in reserves of gold was mainly due to a mining depletion of 1.6  million ounces and 0.4 million ounces of net revisions due to revised pit designs, geotechnical changes and leach pad inventory adjustments due to low performance in transitional recovery.

As of December 31, 2011, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, representing a 6 percent and 2 percent increase from the 2010 gold and copper reserves, respectively.

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

Employees

As of December 31, 2011, Yanacocha had 3,547 employees. Compensation received by Yanacocha’s employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive 8 percent of Yanacocha’s annual pre-tax profits, or the Employee Profit Sharing Amount, with 50 percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50 percent of such profits to be distributed among the employees based on the aggregate annual salary of each employee.

Yanacocha has entered into arrangements with independent contractors that are responsible for the security services and staffing for several operational and administrative areas. As of December 31, 2011, independent contractors employed 6,665 persons who worked at Yanacocha’s operations. In 2004, Yanacocha entered into its first collective bargaining agreement with a union representing certain of its employees, which was created on December 9, 2003. The Department of Industrial Relations meets regularly with union leaders to address labor problems in the organization and to promote the creation of a productive and harmonious labor environment. The parties address their issues through open and transparent dialogue. Yanacocha has informed us that it considers its relations with its employees to be good.

Social Development

Since its formation, Yanacocha has been attentive to social development and its relationships with local communities.

During 2011, Yanacocha invested a total of US$31.2 million in social matters, including US$16.1 million for social development at various projects, including the Conga project and “The Andes of Cajamarca Foundation” (ALAC), US$13.1 million for social impact mitigation related to social and livestock development projects, the construction of irrigation infrastructure, the development of a former landowner families program and the completion of pending commitments. The social investment projects are focused on water management, local economic development, education, health and institutional strengthening. In addition, Yanacocha invested US$2.0 million for the maintenance of the Kunturwasi Road, an alternate road to the coast of Peru.

Yanacocha also invested US$12.2 million in contributions for social investment through the Solidarity Fund in 2011.

Since 1993, Yanacocha has invested nearly US$345 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, transformation plants, business promotion programs, local tourist programs, livestock and agricultural assistance programs.

Security

Yanacocha has 57 security employees on its payroll, including 9 employees responsible for the security of the region as a whole. In addition, Yanacocha has a contracted security force of over 395 persons assigned to rotating shifts at its mine, its Lima offices, the city of Cajamarca and checkpoints along the road to the coast of Peru, residential areas in Cajamarca and the supervision of the security CCTV and alarm system. The Conga project has a total of 189 security personnel responsible for patrolling the project, including Yanacocha’s offices in the city of Cajamarca.

As of March 31, 2012, none of Yanacocha’s employees, the properties on which it conducts mining operations or its Lima headquarters had been the target of a terrorist incident.

Mining and Processing Concessions

Yanacocha’s mining activities encompass 320,121 hectares covered by 454 mining concessions. Of these 320,021 hectares, Chaupiloma holds the mining rights related to 106,765 hectares, covered by 144 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years, which are renewable at Yanacocha’s request for an additional 20-year term. The rights to four additional concessions are currently pending, one of which relates to the Conga project.

Yanacocha believes that the mining concessions assigned to it are in full force and effect under applicable Peruvian laws and that it is in compliance with all material terms and requirements applicable to the mining concessions. Yanacocha is not experiencing any condition, occurrence or event known to it that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that Yanacocha and Chaupiloma may, from time to time, remake, cancel, terminate or allow to lapse mining concessions assigned to Yanacocha that are not material to the conduct of Yanacocha’s business.

Yanacocha has been actively pursuing the acquisition of the land surface rights or obtaining easements relating to land positions containing prospective geological exploration target sites, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to 24,502 hectares of the surface land covering its Carachugo, Chaquicocha, Maqui Maqui, Haussing, Laboratorio, Línea de Alta Tensión, Presas, Museo, Sorpresa Mishacocha, San José, Cerro Yanacocha, Las Lagunas, the Conga project, China Linda, Amaru, Chasu and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit and Calera China Linda.

In addition, as of December 31, 2011, Yanacocha had acquired 2,555 hectares, including 2,414 hectares of surface rights with respect to the Conga deposit, 107.81 hectares for Carachugo, 19.84 hectares for Yanacocha and 13.12 hectares for Quilish. See “—Yanacocha—A. History and Development of the Company.”

Regulation, Permit and Environmental Matters

Yanacocha is subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru, including mining laws, labor laws, social security laws, public health, consumer protection laws, environmental laws, securities laws and antitrust laws. See “—Buenaventura—B. Business Overview—Regulatory Framework—Mining and Processing Concessions” and “—Buenaventura—B. Business Overview—Regulatory Framework—Environmental Matters” for a general description of Peruvian regulations of mining companies and environmental obligations. See “—Mining and Processing Concessions” above for a discussion of Peruvian regulations relating to the mining and processing concessions utilized by Yanacocha in its mining operations.

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

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety. For the year ended December 31, 2011, Yanacocha experienced 47 injuries compared to 41 during the year ended December 31, 2010.

Insurance

Yanacocha maintains a comprehensive insurance program designed to address the specific risks associated with its operations, in addition to covering the normal insured risks encountered by major mining companies.

Yanacocha’s insurance program consists of a “Primary Program” and an “Umbrella/Excess Program.” Coverage under the Primary Program is provided through the local Peruvian insurance market and includes employers’ liability, comprehensive third party general liability, comprehensive automobile liability, and all risk property on a replacement basis, including transit risks, business interruption insurance and mining equipment. Coverage under the Umbrella/Excess Program is provided through Newmont Mining’s master worldwide insurance program and addresses claims that the Primary Program cannot, or will not, cover. Yanacocha received an additional US$14.4 million settlement in 2008 from its insurance program in connection with a mercury spill.

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

Legal Proceedings

For a discussion of legal proceedings, see Note 20 to the Yanacocha Financial Statements.

Other than the legal proceedings described in the Yanacocha Financial Statements, Yanacocha is also involved in certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material to Yanacocha or its operations.

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

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2011, Yanacocha accrued fees of US$2.6 million owed to Newmont Peru and its affiliates under the Management Contract.

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

D.  Property, Plants and Equipment

Our Properties

Introduction

We operate eight mines: Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite, Ishihuinca and Shila-Paula. We also have controlling interests in two mining companies which operate the Colquijirca, Marcapunta and La Zanja mines. We also own an electric power transmission company and an engineering services consulting company and have non-controlling interests in several other mining companies, including a significant ownership interest in companies that own and operate the Yanacocha, Cerro Verde and Tantahuatay mines. See “—Buenaventura—Organizational Structure” and “—Intermediate Holding Companies, Subsidiaries and Equity Participations.” Set forth below is a map of our principal mining operations as of April 30, 2012.

Operating Properties

Orcopampa

The Orcopampa mine is wholly owned and operated by us. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires a payment from us equal to 10 percent of production value, subject to certain conditions. Operations started in the Orcopampa mine in 1965. In 2011, we made lease payments of US$31.88 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins. At December 31, 2011, the net total fixed assets of Orcopampa were approximately US$61.1 million.

The Orcopampa mine is located in the province of Castilla, department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima, at an altitude of between 3,800 and 4,500 meters above sea level. Access is by a 192-kilometer unpaved public road, which connects to the Pan American highway, and by airstrip.

The Orcopampa mining property consists of an epithermal gold telluride deposit hosted by early Miocene to Holocene calc-alkaline to high potassium calc-alkaline lava flows and domes of the Sarpane Complex, which forms part of the tertiary metallogenic (Au-Ag) belt of Southern Peru.

Mining at Orcopampa is conducted underground using the mechanized cut-and-fill method. Ore is processed at a mill located at Orcopampa. Electric power is generated and supplied by a 3,900 kW hydroelectric plant that is owned by us and a power line, which is connected to the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and three rivers. When water is scarce, electric power for the Orcopampa mine can be provided by a 3,976 kW diesel generator. In 2011, we began construction of a new tailing dam to extend the life of this mine. The tailing dam is expected to be operational in late 2012.

During 2011, we focused our geological exploration below the 3,440-meter level on the Nazareno, Esperanza, Prosperidad, Angela, Concepción and other main veins. We completed 12,125 meters of underground mining exploration works and 29,170 meters of diamond drilling. In 2012, we plan to continue exploration of the lower levels of the Chipmo mine and have deepened the Nazareno shaft and ramps system in preparation. We also plan to explore the northeast extension of mineralized structures at Pucay and Ocoruro at the 3,540-meter level through underground mining works and diamond drilling.

As of December 31, 2011, we calculated proven ore reserves of 637,675 DST, with 0.50 ounces per ton of silver and 0.473 ounces per ton of gold, and probable ore reserves of 381,989 DST, with 0.50 ounces per ton of silver and 0.428 ounces per ton of gold. We have estimated NRM of 228,771 DST, with 0.80 ounces per ton of silver and 0.418 ounces per ton gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2009	2010	2011
Mining Operations:
Ore mined (ST)	484,621	484,767	499,732
Average gold grade (oz./ST)	0.602	0.625	0.551
Average silver grade (oz./ST)	0.21	0.30	0.40
Production:
Gold (oz.)	315,277	319,694	285,200
Silver (oz.)	91,525	104,400	320,964
Recovery rate (gold) (%)(3)	95.7	95.9	94.8
Recovery rate (silver) (%)(3)	57.8	53.5	54.3

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates gold and silver production from final tail treatment. During 2011, 24,242 ounces of gold and 212,672 ounces of silver were recovered.
(3)	Only reflects recovery rate of gold and silver from Chipmo ore.

Poracota

Poracota is an underground mine that is wholly owned and operated by us. Poracota is located in the province of Condesuyos, department of Arequipa, at an altitude of between 4,500 and 5,000 meters above sea level. Access to the mine is available by means of a 33-kilometer unpaved road connected to the Orcopampa mine. Operations at our Poracota mine commenced in February 2007. As of December 31, 2011, Poracota’s net total fixed assets were approximately US$2.6 million.

Gold mineralization at Poracota has been classified as an epithermal high sulfidation system, which is formed by two main areas, Huamanihuayta and Perseverancia. The more important veins are María Fé, Silvana, Rocio and Malena, which are hosted by the tertiary rocks of the Huamanihuayta volcano.

Ore from the Poracota mine is treated by flotation at the Orcopampa concentrator plant.

During 2011, we conducted 8,608 meters of underground exploration tunnels and 25,182 meters of diamond drilling. In 2012, we plan to continue our exploration in Huamanihuayta Oeste (brownfield) and other parallel structures south of María Fé, Silvana and Rocio.

As of December 31, 2011, we calculated Poracota’s proven reserves of 39,859 DST, with 0.440 ounces per ton of gold and 0.203 ounces per ton of silver, and probable reserves of 4,112 DST, with 0.400 ounces per ton of gold and 0.010 ounces per ton of silver. The NRM for sulfides and oxides was 891,584 DST, with 0.208 ounces per ton of gold and 4,093,887 DST, with 0.032 ounces per ton of gold, respectively.

Set forth below are certain unaudited operating data for the periods shown for Poracota, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,
	2009	2010	2011
Mining Operations:
Ore mined (ST)	244,450	245,041	260,475
Average gold grade (oz./ST)	0.261	0.290	0.236
Average silver grade (oz./ST)	0.16	0.15	0.23
Production:
Gold (oz.)	51,516	59,803	49,201
Silver (oz.)	30,395	27,169	43,092
Recovery rate (gold) (%)	80.8	84.2	81.8
Recovery rate (silver) (%)	79.1	73.8	74.6

Uchucchacua

The Uchucchacua mine is wholly owned and operated by us. Operations started in 1975, and Uchucchacua is currently our largest producer of silver. Uchucchacua is located in the province of Oyón, department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. At December 31, 2011, the net total fixed assets of Uchucchacua were approximately US$43.6 million.

Uchucchacua’s mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver mineralization.

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 3,000 DST per day, and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate. Electric power is generated by a 3,400 kW hydroelectric plant that we own and by a 3,025 kW diesel generator. We utilize a power line connecting Uchucchacua to the Peruvian national electricity grid and have electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes. In 2011, we commenced construction of a manganese sulfate plant located in Huaral, Lima which will treat Uchucchacua’s mine concentrate, improve silver recovery and increase the average realized price for silver concentrates produced at this mine.

In 2011, we conducted exploration efforts on three mines: Socorro, Carmen and Huantajalla. We completed 52,841 meters of diamond drilling and constructed 19,131 meters of underground exploration tunnels. During 2012, we plan to focus our exploration efforts mainly on Huantajalla and Socorro.

At December 31, 2011, proven ore reserves were 3,023,460 DST, with 13.7 ounces per ton of silver, 1.4 percent lead and 1.9 percent zinc, and probable ore reserves were 1,689,475 DST, with 13.8 ounces of silver per ton, 1.4 percent lead and 1.9 percent zinc. Total NRM was 3,222,157 DST, with 13.7 ounces per ton of silver, 1.89 percent lead and 2.33 percent zinc.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2009	2010	2011(2)
Mining Operations:
Ore mined (ST)	1,017,117	1,013,395	1,086,124
Average silver grade (oz./ST)	13.98	12.93	13.04
Average zinc grade (%)	1.56	1.47	1.31
Average lead grade (%)	1.10	0.98	0.89
Production:
Silver (oz.)	10,555,566	9,269,718	10,090,337
Zinc (ST)	9,049	7,702	7,351
Lead (ST)	9,423	8,687	8,319
Recovery rate (silver) (%)	74.0	70.7	71.20

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Socorro, Carmen and Huantajalla mine production.

Julcani

Julcani is an underground mine that is wholly owned and operated by us. We acquired Julcani in 1953 as our first operating mine. Julcani is located in the province of Angaraes, department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level. As of December 31, 2011, the net total fixed assets of Julcani were approximately US$3.87 million.

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver that occurs mainly as tetrahedrite and sulfosalts in a multitude of mineralogically complex veins hosted by dacite domes, surge deposits and other tertiary volcanic rocks.

Ore is processed in a concentrator plant located adjacent to the mine entrance. The ore is crushed and ground, and bulk flotation is used thereafter to obtain a silver-gold-lead concentrate. The plant has a rated capacity of 400 DST per day and had a 95.0 percent utilization rate in 2011. Electric power is generated by three Conenhua hydroelectric plants. Power generation capacity from these plants is 800 kW, 1,200 kW and 760 kW, respectively. We also rely on the Peruvian national electricity grid for the mine’s remaining electrical power. Water for operations of Julcani is obtained from a creek, two springs and a lake.

During 2011, our exploration activities were focused on deepening the main mineralized structures of our Acchilla and Estela mines. In 2012, we plan to perform intense underground mining exploration in Acchilla and Estela, exploring on levels 560 and 510 all recognized veins of Acchilla, and on levels 490 and 560 of Estela, complemented by a diamond drilling program.

At December 31, 2011, total proven ore reserves were 258,565 DST, with 18.5 ounces per ton of silver, 0.021 ounces per ton of gold, 2.0 percent lead and 0.46 percent copper, and total probable ore reserves were 141,450 DST, with 18.8 ounces per ton of silver, 0.027 ounces per ton of gold, 2.1 percent lead and 0.52 percent copper. Total estimated NRM was 332,725 DST, with 19.3 ounces per ton of silver, 0.014 ounces per ton of gold, 2.0 percent lead and 0.3 percent copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2009	2010	2011
Mining Operations:
Ore mined (ST)	112,000	127,500	140,300
Average gold grade (oz./ST)	0.010	0.024	0.022
Average silver grade (oz./ST)	17.61	18.96	18.62
Average lead grade	1.73	1.89	1.61
Average copper grade (%)	–	0.27	0.31
Production:
Gold (oz.)	799	2,118	2,051
Silver (oz.)	1,819,375	2,237,063	2,428,330
Lead (ST)	1,744	2,202	2,065
Copper (ST)	–	3.5	394
Recovery rate (gold) (%)	75.0	76.1	66.6
Recovery rate (silver) (%)	92.2	92.5	92.9

(1)	Incorporates losses for mining dilution and recovery.

Recuperada

The Recuperada mine is wholly owned and operated by us. Recuperada is located in the province of Huancavelica, department of Huancavelica, approximately 540 kilometers southeast of Lima at an altitude of between 4,300 and 4,800 meters above sea level. Access is by a 242-kilometer unpaved public road, which connects to the Pan-American highway. Electricity is supplied by access to the Peruvian national electricity grid via a 50-kilometer power line, which has a capacity of 22 kilovolts and 4,000 kilowatts. At December 31, 2011, the net total fixed assets of Recuperada were approximately US$35.3 million.

The Recuperada mining district mainly contains polymetallic mineralization in veins of zinc, lead and silver (including the Teresita, Esperanza and Angelica deposits), as well as some silver-rich veins (including the María Luz, Nancy Luz and Rico Antimonio deposits).

Recuperada is an underground mine that uses the conventional cut and fill mining method. Mine ore is processed at a concentrator plant on site with a processing capacity rate of 600 stpd. Tailing dams on site currently provide us with approximately 2.5 years of storage capacity based on current production rates.

During 2011, we completed 8,641 meters of underground exploration tunnels and 5,510 meters of diamond drilling. We focused on searching for silver mineral in the Esperanza area and completing exploration in level 040 of the Teresita mine. In 2012, we plan to continue exploration in the Teresita mine.

At December 31, 2011, total proven ore reserves were 70,400 DST, with 7.3 ounces per ton of silver, 5.7 percent lead and 8.5 percent zinc, and total probable ore reserves were 44,310 DST, with 8.5 ounces per ton of silver, 4.5 percent lead and 7.5 percent zinc. Total estimated NRM was 52,005 DST, with 11.6 ounces per ton of silver, 2.0 percent lead and 3.7 percent zinc.

Set forth below are certain unaudited operating data for the periods shown for Recuperada, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2009	2010	2011(2)
Mining Operations:
Ore mined (ST)	57,620	120,800	112,450
Average silver grade (oz./ST)	6.79	5.03	4.67
Average lead grade (%)	2.87	3.10	3.07
Average zinc grade (%)	3.69	2.54	3.77
Production:
Silver (oz.)	370,500	571,189	498,424
Lead (ST)	1,504	3,488	3,213
Zinc (ST)	1,801	2,494	3,581
Recovery rate (silver) (%)	94.7	94.1	94.9

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Teresita, Esperanza and Angélica mine production.

Antapite

Antapite is an underground mine that is wholly owned and operated by us. Antapite is located in the province of Huaytará, department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level. The Antapite mine consists of an epithermal low sulfidation in veins hosted by Eocene-Miocene calc-alkaline volcanic rocks. At December 31, 2011, the net total fixed assets of Antapite were approximately US$2.2 million.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a cyanidation plant located at Antapite. The plant has a capacity of 600 DST per day and had a 62.0 percent utilization rate in 2011.

The Antapite mine obtains approximately substantially all of its electric power through the Peruvian national electricity grid. Water for operations at Antapite is obtained from an underground drainage system.

During 2011, we focused our exploration efforts on the Soledad, Olvidada, Pampeñita, Pucarumi and Alicia veins. We completed 11,723 meters of underground exploration tunnels and 25,126 meters of diamond drilling. In 2012, we plan to continue our exploration efforts for ore reserves in the southeastern region of the mineralized alignments formed by the Soledad, Olvidada, Carolina, Amatista, Pucarumi and Furiosa veins.

As of December 31, 2011, total proven ore reserves were 20,955 DST with 0.258 ounces per ton of gold and 0.3 ounces per ton of silver, and total probable ore reserves were 8,506 DST with 0.248 ounces per ton of gold and 0.3 ounces per ton of silver. Total estimated NRM was 26,420 DST, with 0.262 ounces per ton of gold and 0.3 ounces per ton of silver.

Set forth below are certain unaudited operating data for the periods shown for Antapite, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2009	2010	2011
Mining Operations:
Ore mined (ST)	142,760	145,915	155,842
Average gold grade (oz./ST)	0.228	0.254	0.190
Average silver grade (oz./ST)	0.46	0.34	0.295
Production:
Gold (oz.)	31,004	35,803	28,588
Silver (oz.)	50,100	36,870	33,521
Recovery rate (gold) (%)	95.2	96.8	96.4
Recovery rate (silver) (%)	76.3	74.0	72.8

(1)	Incorporates losses for mining dilution and recovery.

(2)	Data reflect only mining operations at the Antapite mine.

Shila-Paula

Shila and Paula are underground mines that are wholly owned and operated by Cedimin, our wholly-owned subsidiary. Shila and Paula encompass an aggregate of 41,152 hectares of mining concessions, which are owned by Cedimin. At December 31, 2011, the net total fixed assets of the Shila and Paula mining operations were approximately US$5.3 million.

The Shila mine is located in the province of Castilla, department of Arequipa, approximately 1,350 kilometers southeast of Lima and 25 kilometers south of the Orcopampa mining operation, at an altitude of between 4,650 and 5,400 meters above sea level. Access is by a 250-kilometer unpaved road. The Shila mine is currently not operating due to a lack of ore reserves.

The Paula mine is located in the province of Castilla, department of Arequipa, approximately 1,400 kilometers southeast of the city of Lima and 40 kilometers south of the Orcopampa mining operation, at an altitude of between 5,000 and 5,400 meters above sea level.

Gold mineralization deposits in Shila-Paula have been classified as epithermal low sulfidation of the Quartz-Adularia-Sericite type. The veins are hosted in tertiary volcanic rocks associated with the Chinchón and Huayta calderas.

Mining operations are currently conducted only in the Paula mine. Mining is conducted underground using the conventional cut-and-fill stopping method. Ore is processed at a metallurgical plant located at the Shila mine with a rated capacity of 230 DST per day. The plant had an approximately 65 percent utilization rate in 2011. In addition, due to the high cost of transportation and smelting of the concentrates, we installed a small cyanidation plant at the Shila mine with a net capacity of 3,200 metric tons per year.

Electric power for Shila-Paula is currently provided by the Peruvian national electricity grid. Four diesel generators with a total installed capacity of 3,850 kW ensure the availability of electric power. The water for operations at Paula is obtained from runoff from snow peaks.

During 2011, we completed 12,538 meters of underground mining explorations and 24,400 meters of diamond drilling, mainly at the 4,830-meter and 4,780-levels, on the Nazareno, Angélica Maria, Lucia, Betty Norte, Maria Belen and Juliana veins. In 2012, we plan to explore the east and west extension of the Nazareno, Celinda and Angélica Maria veins at the 4,830-meter and 4,780-meter levels, and to continue our exploration efforts in all recognized veins.

As of December 31, 2011, our proven ore reserves were 15,204 DST, with 0.460 ounces per ton of gold and 1.4 ounces per ton of silver and our probable ore reserves were 12,086 DST, with 0.473 ounces per ton of gold and 1.4 ounces per ton of silver. Total NRM was 17,134 DST, with 0.415 ounces per ton of gold and 1.0 ounces per ton of silver. All ore reserves and NRM are in the Paula mine.

Set forth below are certain unaudited operating data for Shila-Paula, calculated on the basis of 100 percent of both mines’ combined production.

	Year Ended December 31,(1)(2)
	2009	2010	2011
Mining Operations:
Ore mined (ST)	65,526	64,047	47,590
Average gold grade (oz./ST)	0.386	0.234	0.319
Average silver grade (oz./ST)	1.75	0.96	0.90
Production:
Gold (oz.)	24,072	14,157	14,594
Silver (oz.)	85,994	46,578	34,833
Recovery rate (gold) (%)	95.2	94.4	96.1
Recovery rate (silver) (%)	74.8	75.9	79.3

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect only mining operations at the Paula mine. The Shila mine is currently not operating due to a lack of reserves.

Ishihuinca

The Ishihuinca mine is wholly owned by us. We lease the rights to the mining concessions of Ishihuinca from a third party. The lease agreement, which expires in 2015, requires payment by Inminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold. At December 31, 2011, the net total fixed assets of Ishihuinca were approximately US$0.06 million.

The Ishihuinca mine is located in the province of Caravelí, department of Arequipa, approximately 780 kilometers southeast of the city of Lima at an altitude of 2,200 meters above sea level. Access is by the Pan-American highway.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a metallurgical plant located at Ishihuinca. The metallurgical plant, which has a rated capacity of 220 DST per day, utilizes bulk flotation and gravity concentration processes. The bulk flotation process produces a copper/gold concentrate. The gravity concentrates and gold-bearing concentrates are treated by cyanidation in vats and agitator tanks, respectively. The dissolved gold obtained from the cyanidation of both concentrates is precipitated using zinc dust. The resulting precipitate is refined in Lima and then sold to Johnson Matthey.

Electric power is provided by three electric generators with total installed capacity of 2,315 kW. Water for operations at Ishihuinca is obtained from underground wells.

During 2011, we conducted a program of underground exploration and diamond drilling. In 2012, we plan to continue our exploration efforts to increase our reserves of gold ore by conducting intensive exploration in new areas.

As of December 31, 2011, our proven ore reserves were 12,622 DST, with 0.333 ounces per ton of gold, and probable ore reserves were 5,506 DST, with 0.343 ounces per ton of gold. Total NRM was 3,180 DST, with 0.351 ounces per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2009	2010	2011
Mining Operations:
Ore mined (ST)	3,055	4,708	8,092
Average gold grade (oz./ST)	0.265	0.223	0.269
Average copper grade (%)	0.45	0.53	0.50
Production:
Gold (oz.)	638	917	1,773
Copper (ST)	9	16	27
Recovery rate (gold) (%)	81.90	80.3	8,092
Recovery rate (copper) (%)	66.80	68.7	0.269

(1)	Incorporates losses for mining dilution and recovery.

La Zanja

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca in northern Peru. La Zanja consists of approximately 37,000 hectares of mining concessions and is located 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. We hold a 53.06 percent interest in La Zanja and Newmont holds a 46.94 percent interest.

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulfidation environments, in addition to some vein systems of intermediate to low sulfidation. We have recognized two ore deposits: San Pedro Sur and Cerro Pampa Verde.

Mining operations are conducted through the open-pit method and carbon-in-column circuits are utilized to recover gold from heap leach operations. The gold-laden carbon is then transported to Yanacocha to continue processing into doré bars.

During 2011, we completed 16,700 meters of diamond drilling in areas around the San Pedro Sur open pit and added NRM of 100,000 ounces of gold and 600,000 ounces of silver. In 2012, we plan to enter the construction stage at Pampa Verde, which will consist of a 7-kilometer access road to transport ore to a lixiviation pad in San Pedro. We expect that Pampa Verde will enter production in the fourth quarter of 2012. We also plan to perform 13,000 meters of diamond drilling at San Pedro Sur, Pampa Verde and Cocan and 11,000 meters of diamond drilling to complete our brownfield exploration of Castrejón and Cerro La Zanja.

Total proven and probable ore reserves at December 31, 2011 were 44,183,008 DST, with 0.015 ounces per ton of gold and 0.20 ounces per ton of silver. Total NRM was 4,420,510 DST, with 0.015 ounces per ton of gold and 0.11 ounces per ton of silver.

Set forth below are certain unaudited operating data for La Zanja, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2010	2011
Mining Operations:
Ore mined (ST)	64,047	8,408,399
Average gold grade (oz./ST)	0.234	0.022
Average silver grade (oz./ST)	0.96	0.40
Production:
Gold (oz.)	14,157	134,190
Silver (oz.)	46,578	363,927

(1)	Data reflect mining operations at the San Pedro Sur deposit only.

Tantahuatay

Tantahuatay is a gold-copper mine is located in the district and province of Hualgayoc, department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. The project includes a total of 17,721 hectares of mining claims. The Tantahuatay mine is wholly owned by Coimolache, in which we hold a 40 percent equity interest.

Geologically, the Tantahuatay deposits are located as diatremes, or volcanic necks, in a predominantly sequence volcano magmatic hydrothermal manifestation, linked to the regional sector north of Peru. We have identified several geologic targets with gold mineralization and have conducted detailed studies of the Tantahuatay 2, Ciénaga Norte and Mirador Norte deposits.

Tantahuatay 2 consists of hydrothermal breccia bodies, formed by silicified tuff fragments in a matrix of quartz-alunite-pyrophyllite, with iron oxides inside fractures and cavities, which contain free gold and electrum as submicroscopic particles.

Ciénaga Norte and Mirador Norte consist of hydrothermal breccia bodies, formed in facies of vuggy silica and sandy silica, hosted in tuffs and hornblendic lavas, which contain free submicroscopic gold mainly in iron oxides.

In August 2011, we received approval to commence operations at the Tantahuatay processing plant and began to produce gold and silver.

During 2011, we completed 4,000 meters of diamond drilling to model and explore ore deposits. In 2012, we expect to commence infrastructure construction to allow for mining of the Ciénaga Norte deposit.

Total proven and probable ore reserves at December 31, 2011 were 24,790,000 DST, with ore grades of 0.024 ounces per ton of gold and 0.24 ounces per ton of silver. Total NRM in oxides was 109,082 DST, with ore grades of 0.013 ounces per ton of gold. Total NRM in sulfides was 422,317 DST, with ore grades of 0.007 ounces per ton of gold, 0.180 ounces per ton of silver and 0.66 percent copper.

Set forth below are certain unaudited operating data for the Tantahuatay mine, calculated on the basis of 100 percent of the mine’s production.

Year Ended December 31, 2011(1)(2)
Mining Operations:
Ore mined (ST)	3,963,580
Average silver grade (oz./ST)	0.63
Average gold grade (oz./ST)	0.017
Production:
Silver (oz.)	260,073
Gold (oz.)	46,164

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at the Tantahuatay 2 deposit only.

Colquijirca and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 53.76 percent at December 31, 2011. At December 31, 2011 the net total fixed assets of Colquijirca and Marcapunta Norte were approximately US$174.1 million.

The Colquijirca and Marcapunta Norte mines are adjacent and are located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. El Brocal produces zinc and lead/silver concentrates from the Colquijirca mine and copper concentrates from the Marcapunta Norte mine. The Colquijirca mine consists of three important polymetallic deposits: (1) Tajo Norte, which contains zinc, silver and lead ore; (2) Marcapunta, which contains an auriferous mineralization in breccia oxides, a to non-arsenic copper chalcosite mineralization, and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta Norte mine; and (3) San Gregorio, which contains zinc.

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

The Huaraucaca concentrator plant processes ore from both mines. The current capacity of the concentrator plant is 10,000 tpd and the mill had a 98 percent utilization rate in 2011. The Colquijirca mine primarily relies on a power line connected to the Peruvian national electricity grid.

El Brocal has conducted an intensive exploration program at the Marcapunta deposit to confirm mineralization and find possible extensions, as well as to increase reserves at the Colquijirca and Marcapunta Norte mines.

In 2011, we invested US$43.7 million to expand the project, and have invested a total of US$174.3 million since 2008. We also continued exploration in prospective areas such as San Gregorio and Marcapunta Oeste, at a cost of US$11.0 million. We focused on expanding the Tajo Norte open pit mine, expanding the Marcapunta Norte underground mine, expanding and modernizing the Huaraucaca plant to increase the capacity of the lead-zinc-silver circuit to 10,000 tpd, and building the Huachuacaca tailings facility and upgrading existing infrastructure.

In 2012, we plan to conduct an intensive exploration program at the San Gregorio deposit to confirm mineralization and to determine whether to initiate feasibility studies. We have already reached an agreement with the local community of Vicco to conduct a second diamond drilling campaign. We will also continue our project to expand production. We have already completed approximately 68 percent of our planned expansion and expect to produce at a rate of 18,000 tpd of in 2013.

Total proven and probable reserves of Colquijirca as of December 31, 2011 were 75,516,220 DST, with 0.81 ounces of silver per ton, 2.23 percent of zinc and 0.73 percent of lead. Total proven and probable reserves of Marcapunta Norte as of December 31, 2011 were 6,173,627 DST, with 0.48 ounces of silver per ton, 0.012 ounces of gold per ton and 1.95 percent copper. Total NRM as of December 31, 2011 for Colquijirca was 85,427,923 DST, with 0.81 ounces per ton of silver, 0.72 percent lead and 2.19 percent zinc. Total NRM for Marcapunta Norte was 47,969,239 DST, with 0.008 ounces per ton of gold, 0.51 ounces per ton of silver and 1.85 percent copper.

Set forth below are certain unaudited operating data for the Colquijirca mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2009	2010	2011
Mining Operations:
Ore mined (ST)	1,940,119	1,150,527	929,032
Average silver grade (oz./ST)	2.92	2.30	2.67
Average zinc grade (%)	5.33	4.69	3.90
Average lead grade (%)	1.90	1.68	1.69
Production:
Silver (oz.)	3,651,041	1,901,661	1,876,434
Zinc (ST)	74,615	38,955	25,968
Lead (ST)	22,195	12,768	10,432
Recovery rate (silver) (%)	64.4	69.1	76.1
Recovery rate (zinc) (%)	72.20	72.17	71.92
Recovery rate (lead) (%)	60.20	66.00	66.57

(1)	Incorporates losses for mining dilution and recovery.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2009	2010	2011
Mining Operations:
Ore mined (ST)	384,410	946,659	1,961,759
Average silver grade (oz./ST)	0.61	1.06	1.03
Average gold grade (oz./ST)	0.016	0.013	0.01
Average copper grade (%)	2.75	2.30	1.60
Production:
Silver (oz.)	169,694	608,438	1,035,315
Gold (oz.)	3,215	5,549	8,498
Copper (ST)	9,092	18,707	26,231
Recovery rate (silver) in copper (%)	72.4	60.81	50.67
Recovery rate (gold) in copper (%)	52.8	45.79	45.02

(1)	Incorporates losses for mining dilution and recovery.

Reserves

We calculate our ore reserves by methods generally applied within the mining industry and in accordance with Commission Industry Guide 7. All mineral reserves are estimated quantities of proven and probable ore that under present conditions may be economically mined and processed.

The proven and probable ore reserve figures presented in this Annual Report are estimates, and no assurance can be given that the level of recovery of gold, silver and certain other metals will be realized. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Estimates of proven and probable reserves are subject to uncertainties and the volume and grade of ore actually recovered may vary from our estimates.”

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

The following table lists the proven and probable ore reserves, and the average grade of such ore, as of December 31, 2011, for each of our consolidated mining operations and the Tantahuatay mine, in which we have a 40.1 percent equity interest, calculated on the basis of 100 percent of each mine’s reserves and US$1200 per ounce of gold and US$22.00 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2011(1)(2)(3)

	Julcani(4)	Uchucchacua(5)	Orcopampa(6)	Recuperada(7)	Colquijirca(8)(9)	Marcapunta(8)(10)	Ishihuinca	Antapite(11)	Shila-Paula(12)	Poracota(13)	Breapampa(14)	Tantahuatay(15)	La Zanja(16)	Total/ Average
Ore Reserves (ST)	400,015	4,712,935	1,019,664	114,710	75,516,220	6,173,627	18,128	29,461	27,290	43,971	5,645,000	24,790,952	44,183,008	162,674,941
Grade:
Gold (oz./ST)	0.023	-	0.456	-	-	0.012	0.336	0.255	0.466	0.435	0.035	0.024	0.015	0.013
Silver (oz./ST)	18.60	13.72	0.50	7.79	0.81	0.48	-	0.30	1.40	0.185	0.63	0.24	0.20	0.96
Copper (%)	0.48	-	-	-	-	1.95	-	-	-	-	-	-	-	0.07
Zinc (%)	-	1.89	-	8.11	2.23	-	-	-	-	-	-	-	-	1.10
Lead (%)	2.04	1.39	-	5.20	0.73	-	-	-	-	-	-	-	-	0.39
Content:
Gold (oz.)	9,174	-	464,967	-	-	73,826	6,098	7,504	12,717	19,118	197,575	594,983	680,137	2,066,099
Silver (oz.)	7,439,945	64,642,638	509,832	893,591	60,971,448	2,968,332	-	8,700	38,206	8,116	3,545,060	5,949,828	8,696,394	155,840,109
Copper (ST)	1,915	-	-	-	-	120,386	-	-	-	-	-	-	-	116,127
Zinc (ST)	-	89,132	-	9,303	1,684,012	-	-	-	-	-	-	-	-	1,782,447
Lead (ST)	8,160	65,342	-	5,965	551,268	-	-	-	-	-	-	-	-	630,735

(1)	Proven and probable reserves for our wholly-owned mines were audited by an independent consultant, Algon Investment S.R.L. Proven and probable reserves for El Brocal’s mines were audited by an independent consultant, AMEC plc. Reserves as stated are diluted and mineable. Incorporates losses for mining dilution and recovery.
(2)	The metallurgical recovery factors used to calculate the reserves for each of our mines include ore quality, gradation of ore (which impacts the effectiveness of reagents in releasing valuable particles), quality of water used to treat ore (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and quality of reagent used to treat ore.
(3)	For the year ended December 31, 2011, reserves for our wholly-owned and operated mines (which include all of the mines listed in the table above other than Colquijirca and Marcapunta) were calculated using the following prices: US$1,200 per ounce of gold, US$22 per ounce of silver, US$1,830 per metric ton of zinc, US$1,920 per metric ton of lead and US$6,660 per metric ton of copper.
(4)	The metallurgical recovery factors that impacted the calculated reserves for Julcani at December 31, 2011 were whether the ore contained iron sulfide (Pirite) higher than 8% and the quality of water.
(5)	The metallurgical recovery factors that impacted the calculated reserves for Uchucchacua at December 31, 2011 were the complexity of the ore, the variation of ore grade and whether the ore contained oxides.
(6)	The metallurgical recovery factors that impacted the calculated reserves for Orcopampa at December 31, 2011 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and lower than estimated or expected ore grade.
(7)	The metallurgical recovery factors that impacted the calculated reserves for Recuperada at December 31, 2011 were the high variation in ore grade and the quality of water.
(8)	El Brocal, in which we owned a 53.76% controlling equity interest at December 31, 2011, owns the Colquijirca and Marcapunta mines. The reserves shown for Colquijirca and Marcapunta are the total reserves of the Colquijirca and Marcapunta mines and do not indicate our equity share. They were calculated using the following metal prices: US$25 per ounce of silver, US$1,830 per metric ton of zinc, US$1,900 per metric ton of lead and US$7,500 per metric ton of copper.
(9)	The metallurgical recovery factors that impacted the calculated reserves for Colquijirca at December 31, 2011 were the high content of clay and soluble salts in the ore.
(10)	The metallurgical recovery factors that impacted the calculated reserves for Marcapunta at December 31, 2011 were the high content of arsenic in the ore and the hardness of the host rocks.
(11)	The metallurgical recovery factors that impacted the calculated reserves for Antapite at December 31, 2011 were the high variation in ore grade and the quality of water.
(12)	The metallurgical recovery factor that impacted the calculated reserves for Shila-Paula at December 31, 2011 was the high variation in ore grade.
(13)	The metallurgical recovery factors that impacted the calculated reserves for Poracota at December 31, 2011 were the high variation of the ore grade and the presence of coal content in the ore.
(14)	The metallurgical recovery factors that impacted the calculated reserves for Breapampa are the clay content in ore higher than 10% and the iron sulfide (Pirite) content in ore higher than 3%.
(15)	The reserves shown for Tantahuatay, in which we owned a 40.1% equity interest at December 31, 2011, are the total reserves of the mine and do not indicate our equity share.
(16)	The reserves shown for La Zanja, in which we owned a 53.06% controlling equity interest at December 31, 2011, are the total reserves of the mine and do not indicate our equity share. They were calculated using the following metal prices: US$1,200 per ounce of gold and US$22 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves are the clay content in ore higher than 10% and the iron sulfide (Pirite) content in ore higher than 3%.

We operate nine underground mines and three open pit mines. The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of our twelve mines for the ten-year period ended December 31, 2011, calculated in each case on the basis of 100 percent of the relevant mine’s production.

	Julcani	Uchucchacua	Orcopampa(1)	Recuperada	Colquijirca(2)	Marcapunta(2)	Ishihuinca	Antapite	Tantahuatay(3)	Shila-Paula	Poracota	La Zanja(4)	Total
Ore mined (ST)	876,800	8,827,945	4,535,613	565,040	15,543,845	3,647,839	389,176	1,646,633	3,963,580	637,205	990,023	13,589,701	55,213,400
Gold produced (oz.)	6,542	-	2,512,561	-	-	21,071	136,774	672,065	46,164	259,251	223,325	177,917	4,055,670
Average gold grade (oz./ST)	0.011	-	0.561	-	-	0.012	0.416	0.427	0.017	0.429	0.273	0.023	0.079
Silver produced (oz.)	14,661,804	99,907,775	1,061,107	3,250,744	42,400,207	1,958,147	-	752,476	260,073	2,717,333	130,660	400,170	167,500,496
Average silver grade (oz./ST)	18.0	15.39	0.28	6.13	3.83	0.95	-	0.68	0.63	5.19	0.17	0.37	4.19

(1)	Includes a cumulative total of 24,242 ounces of gold and 212,672 ounces of silver from final tail treatment.
(2)	El Brocal, in which we owned a 53.76% controlling equity interest as of December 31, 2011, owns the Colquijirca and Marcapunta mines. The production data shown for Colquijirca and Marcapunta are the total production data of the Colquijirca and Marcapunta mines and do not indicate our equity share.
(3)	The production data shown for Tantahuatay, in which we own a 40.1% equity interest, are the total production data of the mine and do not indicate our equity share.
(4)	The production data shown for La Zanja, in which we own a 53.06% controlling equity interest, are the total production data of the mine and do not indicate our equity share.

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

China Linda

Yanacocha owns and operates the China Linda lime plant, which is located in Cajamarca, 12 kilometers to the northeast of the Yanacocha installations. Access to the plant from Yanacocha is by a ten-kilometer private, unpaved road. Lime is used in the gold and silver mining process to regulate the alkalinity of the cyanide solutions in the leaching process and for pH control in water treatment applications. Currently, the plant has a production capacity of 78,000 tons of lime per year.

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

The following table lists proven and probable reserves and the average grade of ore as of December 31, 2011 for Yanacocha and the Conga project. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$1,200 per ounce as of December 31, 2011. Calculations with respect to the Conga project’s copper reserves were calculated at a price of and US$3.00 per pound as of December 31, 2011. The proven and probable reserves presented below represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the districts of Yanacocha’s and the Conga project’s proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2011
	Tonnage	Average Gold Grade	Ounces Contained
	(thousands of DST)	(oz./DST)	(thousands of ounces)
Maqui Maqui	8,514	0.031	265
Carachugo	34,878	0.039	1,358
San José	1,664	0.015	25
Giuliana	-	-	-
Cerro Yanacocha	9,489	0.055	518
La Quinua	-	-	-
Tapado	7,605	0.052	398
Corimayo	55,357	0.038	2,106
La Quinua Sur	64,464	0.013	849
Cerro Negro	37,545	0.015	564
In process	43,611	0.037	1,629
Subtotal Yanacocha/avg	263,127	0.029	7,712
Subtotal Conga project/avg.*	617,786	0.019	12,582
Total/average	880,913	0.023	20,294

* The Conga project’s proven and probable reserves as of December 31, 2011 included 3.76 billion ST of 0.28 percent grade copper.

As of December 31, 2011, the Yanacocha district’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 7.7 million ounces of gold, a 21 percent decrease from the Yanacocha district’s proven and probable reserves as of December 31, 2010, which were estimated to be 9.7 million ounces of gold. The decrease in reserves of gold was mainly due to a mining depletion of 1.6  million ounces and 0.4 million ounces of net revisions due to revised pit designs, geotechnical changes and leach pad inventory adjustments due to low performance in transitional recovery.

As of December 31, 2011, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, representing a 7 percent increase and a 1 percent increase from the 2010 gold reserves and 2010 copper reserves, respectively

As of December 31, 2011, Yanacocha’s total proven and probable reserves (including the Conga project) were estimated to be 20.3 million ounces of gold, representing a 6 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2010, which were estimated to be 21.5 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.3 billion pounds as of December 31, 2011, representing a 1 percent increase from Yanacocha’s total proven and probable reserves as of December 31, 2010. Newmont Mining did not quote silver reserves at Yanacocha for the year ended December 31, 2011.

Based on the current recovery rate and estimated gold production levels in 2011, Yanacocha’s proven and probable reserves as of December 31, 2011 will be depleted by 2015 unless Yanacocha continues to add to its reserves. Yanacocha’s management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65 percent partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.35 percent equity interest.

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 and the related notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. For periods up to and including the year ended December 31, 2010, we prepared our financial statements in accordance with Peruvian GAAP. Our consolidated financial statements for the year ended December 31, 2011 are the first that we have prepared in accordance with IFRS. We have applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” to the opening balance as of January 1, 2010, the date of our transition to IFRS. The IFRS 1 application implies that all the standards are applied retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard. See Note 3 to the Financial Statements for further details and a description of the exceptions and exemptions applicable to first-time adopters. We present our financial statements in U.S. Dollars.

A.  Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite and Ishihuinca mining units; (ii) the Colquijirca, Marcapunta, Shila-Paula and La Zanja mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v) Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; and (vi) other minor subsidiaries. We also have material equity investments in (i) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper and (ii) Tantahuatay, which is an equity investee engaged in the exploitation and commercialization of gold and silver. We account for these investments under the equity method.

Yanacocha. A substantial part of our net income before income tax was derived from our equity interest in Yanacocha. We have a 43.65 percent equity participation in Yanacocha, which is held through our wholly-owned subsidiary, Condesa. Our partnership interest in Yanacocha is accounted for under the equity method and is included under the caption “Investment in associates” on our consolidated balance sheets. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Cerro Verde. As of December 31, 2011, we had a 19.35 percent equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

Results of operations. The primary factors affecting our results of operations are (i) the amount of gold, silver, zinc and copper produced and sold by us; (ii) prevailing world market prices for gold, silver, zinc and copper; (iii) commercial terms with respect to the sale of ore concentrates; and (iv) our operating expenses.

Gold and silver price hedging. Our revenues and earnings are strongly influenced by world market prices for gold, silver, zinc and copper that fluctuate widely and over which we have no control. Depending upon the metal markets and other conditions, we may from time to time hedge our gold and silver sales in order to decrease our exposure to fluctuations in the prices of these metals. We and our wholly-owned subsidiaries are currently completely unhedged as to the price at which our gold and silver will be sold. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold and silver.

During 2008, our indirect subsidiary, El Brocal, entered into price-hedging contracts (Asian swaps) to protect its future cash flows derived from sales. During 2010, El Brocal also entered into price-hedging option contracts at zero cost to protect future cash flows derived from sales. See “—Critical Accounting Policies and Estimates—Fair value of derivative financial instruments—Outstanding derivative contracts” for additional information. El Brocal did not enter into any new hedging transactions during 2011. As of March 31, 2012, all outstanding hedging transactions were non-delivery zero cost (Asian) option collars.  Remaining hedging commitments amount to 18 percent of payable metal during 2012 on the following terms: 4,500 metric tons of copper at an average price range of US$7,500 to US$8,420 per metric ton.

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

Royalties. Royalty expenses consist mainly of payments made by us pursuant to lease agreements relating to mining rights for the Orcopampa and Ishihuinca mines. Specifically, we pay the applicable lessor a royalty of 10 percent of the value of the concentrates produced in the Orcopampa mine and 7 percent of the value of the concentrates produced in the Ishihuinca mine. We are also required to pay the Peruvian government mining royalties and taxes. In addition to mining royalties, pursuant to Law No. 29789, effective October 1, 2011, mining operations in Peru are subject to a new extraordinary mining tax. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes.”

Environmental protection laws and related regulations. Our business is subject to Peruvian laws and regulations relating to the exploration and mining of mineral properties, as well as the possible effects of such activities on the environment. We conduct our operations substantially in accordance with such laws and regulations.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or Management, to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Management has identified the following accounting estimates and policies as critical:

▪	mineral reserves and resources;

▪	exploration and mine development costs;

▪	impairment of non-financial assets;

▪	deferred income tax asset and recoverability;

▪	inventories;

▪	accrual for mine closing costs;

▪	fair value of derivative instruments;

▪	fair value of the liability related to share-based payment transactions;

▪	contingencies;

▪	production start date;

▪	unit-of-production depreciation; and

▪	expected recovery rates used to estimate mineral contained in in-process inventories.

Other significant accounding policies include:

▪	deferred stripping costs;

▪	useful life of property, plant and equipment;

▪	fair value of embedded derivative for concentrates sales; and

▪	revenues.

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

Impairment of non-financial assets

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

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are independent of the cash inflow generated by other assets or groups of assets.

In assessing use value, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

During the fourth quarter of 2010, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” and reversed the impairment of the Antapite, Recuperada and Poracota mining units as of December 31, 2010 following positive changes in the assumptions used to calculate the impairment provision recorded in order to determine the recovery carrying amount of our long-lived assets. The impairment reversed as of December 31, 2010 amounted to US$16.2 million, with US$8.7 million recorded as “Mining concessions and property, plant and equipment” and US$7.6 million recorded as “Development costs.” See Notes 11 and 12 to the Financial Statements.

During the fourth quarter of 2011, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” and identified no impairment indication in our long-lived assets.

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

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2010 and 2011, impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following four years.

We believe events that could result in additional impairment of our long-lived assets include, but are not limited to, (i) decreases in future metal prices, (ii) decreases in estimated recoverable proven and probable reserves and (iii) any event that might otherwise have a material effect on mine site production levels or costs.

Deferred income tax asset and recoverability

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

All deductible temporary differences and loss carry-forwards generate the recognition of deferred assets to the extent that it is probable that they can be used in calculating taxable income in future years. Deferred income tax liability is recognized for all deductible temporary differences and tax loss carry-forwards, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. The carrying amount of the deferred income tax asset is reviewed at each consolidated statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred asset to be utilized. Unrecognized deferred assets are reassessed at each consolidated statement of financial position date.

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

At December 31, 2011 and 2010, our valuation allowance totaled US$3.8 million and US$2.6 million, respectively.

Inventories

Inventories are classified as short-term or long-term depending on the length of time that management estimates that minerals will be placed in stockpiles prior to the extraction of concentrates at each mining unit.

Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale. Stockpiles are measured by estimating the number of tons added and removed from the stockpile. The content of gold ounces and activated coal is calculated based on assay data, and the estimated recovery percentage according to the expected processing method. Stockpile tonnages are verified by periodic surveys.

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

Following our accounting treatment, we have recorded an accrual for mine closure costs of US$81.9 million as of December 31, 2011 in order to comply with governmental requirements for environmental remediation.

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

Fair value of derivative financial instruments

Outstanding derivative contracts. We recognize derivative instruments as assets or liabilities, measured at their fair value, in our consolidated statements of financial position pursuant to IAS 39, “Financial Instruments — Recognition and Measurement.”

Subsidiary derivative contracts. During 2010, our indirect subsidiary, El Brocal, entered into price-hedging option contracts at zero cost to protect future cash flows derived from sales in 2011 and 2012. Derivative contracts are recognized as assets and liabilities at fair value in the consolidated financial statements. El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable in accordance with IAS-39. The key terms of these hedge agreements were negotiated to coincide with the negotiated terms of the commercial contracts to which they are related. The hedge of cash flow from future sales was assessed by El Brocal’s management as highly effective. The effectiveness of hedging transactions has been measured by means of the cumulative cash flow change offset method, which El Brocal management believes best reflects the objective of managing price risk.

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

Our derivative contracts. As of December 31, 2010 and 2011, neither we nor any of our wholly-owned subsidiaries held gold derivative contracts.

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

We used the Turnbull & Wakeman Method to estimate the fair value of this liability and the principal assumptions made are as follows: the historical volatility, risk-free interest rate, dividend yield, period covered by the program and market value of the shares at closing. See Note 15 to the Financial Statements.

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

Production start date

We assess the stage of each mine under development to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mining project, the complexity of a plant and its location. We consider different relevant criteria for assessing when the mine is substantially complete and ready for its planned use. Some of these criteria are the level of capital expenditure compared to development cost estimates, a reasonable testing period for the mine’s plant and equipment and the ability to sustain ongoing production of metal.

When a mine development project moves into the production stage, the capitalization of certain costs ceases, and they are considered as inventory or expenses, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development. It is also at this point that depreciation or amortization commences.

Unit-of-production depreciation

Reserves are used in determining the depreciation and amortization of mine-specific assets. This results in a depreciation or amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each mine’s life is assessed annually to evaluate: (i) physical life limitations and (ii) present assessments of economically recoverable reserves of the mine property. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes are recorded prospectively.

Depreciation and amortization of assets whose useful life is longer than the life of the mine is calculated on a unit-of-production basis over the economically recoverable reserves of the mine. Depreciation and amortization of assets whose useful life is shorter than the life of the mine is calculated using the straight-line method.

The units of production are measured in recoverable metric tons of concentrate. The unit-of-production rate for depreciation and amortization takes into account expenditures incurred to date.

Expected recovery rates used to estimate mineral contained in in-process inventories

For determining the quantity of mineral contained in the products in process we use a reasonable methodology to estimate the mineral content that is treated at the date of the consolidated financial statement. The amount of mineral added in the products in process is determined by the sampling of mill volumes and the daily production records. The sampling and assays determine the head grade of the mineral added to the products in process.

The recovery rates of the products in process are determined by metallurgical sampling. The mineral recoverability of the products in process, once the production process begins, can be reasonably estimated. The rate is determined using pilot laboratory tests, historic trends and others factors. The rates and estimates are adjusted periodically.

Deferred stripping cost

Stripping costs incurred in the development of a mine before production commences are capitalized as part of the cost of constructing the mine and subsequently amortized over the life of the mine on a unit-of-production basis.

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

Deferred stripping cost is included in “Mining rights, development cost and property, plant and equipment, net” caption in the consolidated statement of financial position. These form part of the total investment in the relevant cash generating units, which are reviewed for impairment if events or changes of circumstances indicate that the carrying value may not be recoverable.

The stripping costs incurred during production phase are recognized as an operating expense when they are incurred.

Useful life of property, plant and equipment

Straight-line method

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Property, Plant and Equipment	Estimated Years of Useful Life

Buildings, construction and other	Between 6 and 20
Machinery and equipment	Between 5 and 10
Transportation units	5
Furniture and fixtures	10
Computer equipment	4

An item of property, plant and equipment is de-recognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from de-recognizing an asset (calculated as the difference between the proceeds from the sale and the book value of the asset) is included in the consolidated income statement in the year the asset is de-recognized.

The asset’s residual value, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

Fair value of embedded derivative for concentrates sales

Substantially all of our concentrate sales contracts provide final copper pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices. We ultimately receive market prices based on prices in the specified future period; however, the accounting rules applied to these sales result in changes recorded as revenue until the specified future period. We record revenues and invoice customers at the time of shipment based on the current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. See Notes 19 and 28(c) to the Financial Statements.

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

Results of Operations for the Years Ended December 31, 2011 and 2010

Net sales. Net sales increased by 43 percent, from US$1,047.9 million in 2010 to US$1,493.9 million in 2011, principally due to an increase in the average realized prices of gold and silver and increases in the volume of gold, silver and copper sold, partially offset by lower volumes of other base metals sold. The following tables reflect the average realized price and volume sold of gold, silver, lead, zinc and copper during the years ended December 31, 2010 and 2011:

Average Realized Price	Year ended December 31,
	2010		2011		Variation

Gold (US$/oz.)	US$	1,253.35	US$	1,574.45	25.62%
Silver (US$/oz.)		20.86		35.36	69.51%
Lead (US$/MT)		2,106.41		2,262.34	7.40%
Zinc (US$/MT)		2,135.57		2,199.72	3.00%
Copper (US$/MT)		8,113.56		8,567.64	5.60%

Volume Sold	Year ended December 31,
	2010	2011	Variation

Gold (oz.)	461,817	505,894	9.54%
Silver (oz.)	13,176,383	14,843,193	12.65%
Lead (MT)	22,970	18,192	(20.80)%
Zinc (MT)	43,562	33,307	(23.54)%
Copper (MT)	15,946	23,231	45.69%

(a)          Gold sales. The average sales price for gold increased from US$1,253.35 per ounce in 2010 to US$1,574.45 per ounce in 2011. Gold sales volume increased from 461,817 ounces in 2010 to 505,894 ounces in 2011, primarily due to the impact of a full year of gold production at our La Zanja mining unit, partially offset by decreased gold production at our Orcopampa mining unit. These changes resulted in a US$212.8 million increase in income from sales of gold in 2011 compared to 2010.

(b)          Silver sales. Average realized silver prices increased from US$20.86 per ounce in 2010 to US$35.36 per ounce in 2011. The volume of silver sales increased from 13,176,383 ounces in 2010 to 14,843,193 ounces in 2011, primarily due to increased silver production at our Julcani and Colquijirca mining units. These changes resulted in a US$251.8 million increase in income from sales of silver in 2011 compared to 2010.

(c)          Lead sales. Average realized lead prices increased from US$2,106.41 per metric ton in 2010 to US$2,262.34 per metric ton in 2011. Additionally, the volume of lead sold decreased from 22,970 metric tons in 2010 to 18,192 metric tons in 2011. The combined effect of these changes resulted in a US$10.0 million decrease in income from sales of lead in 2011 compared to 2010.

(d)          Zinc sales. Average realized zinc prices increased from US$2,135.57 per metric ton in 2010 to US$2,199.72 per metric ton in 2011. The volume of zinc sold decreased from 43,562 metric tons in 2010 to 33,307 metric tons in 2011, primarily due to decreased zinc production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$20.8 million decrease in income from sales of zinc in 2011 compared to 2010.

(e)          Copper sales. Average copper prices increased from US$8,113.56 per metric ton in 2010 to US$8,567.64 per metric ton in 2011. The volume of copper sold increased from 15,946 metric tons in 2010 to 23,231 metric tons in 2011, largely due to increased copper production at our Colquijirca mine. The combined effect of these changes resulted in a US$63.8 million increase in income from sales of copper in 2011 compared to 2010.

The revenues from gold, silver, lead, zinc and copper mentioned above do not include refinery charges and penalties incurred, which amounted to US$127.9 million in 2011, compared to US$112.3 million in 2010.

Royalty income. In 2011, royalty income received by our subsidiary, Chaupiloma, amounted to US$62.7 million, representing a 12 percent increase from the US$55.9 million of royalty income received in 2010. This increase is attributed to increased sales by Yanacocha in 2011, which resulted primarily from an increase in the average realized price of gold, partially offset by lower production. See Note 32(a) to the Financial Statements. Yanacocha pays Chaupiloma, in which we directly and indirectly hold a 60 percent interest, a royalty equal to 3 percent of Yanacocha’s net sales.

Total operating costs. Total operating costs increased by 26 percent, from US$565.7 million in 2010 to US$712.2 million in 2011, due to the following:

(a) Cost of sales, without considering depreciation and amortization, increased by 29 percent, from US$347.1 million in 2010 to US$446.2 million in 2011. The increase was mainly due to: (i) a US$27.6 million increase due to the impact of a full year of gold production at our La Zanja mining unit; (ii) a US$22.2 million increase due to an increase in the services provided by contractor suppliers at our Colquijirca mining unit, (iii) a US$16.9 million increase due to the acquisition of zinc concentrate from third parties as a result of decreased zinc production at our Colquijirca mining unit and (iv) a US$14.5 million increase due to fixed costs at our Orcopampa mining unit due to a decrease in gold production.

(b) Exploration in units in operation increased by 20 percent, from US$91.4 million in 2010 to US$109.4 million in 2011. These increased costs were principally due to an increase in exploration projects at our Uchucchacua, Orcopampa, Shila-Paula and La Zanja mines. See Note 21 to the Financial Statements.

(c) Depreciation and amortization costs increased by 29 percent, from US$74.9 million in 2010 to US$96.4 million in 2011, mainly due to: (i) the impact of a full year of depreciation of the assets of La Zanja S.R.L. and (ii) the depreciation of the assets of a new plant put into operation at our Colquijirca mining unit during 2011.

(d) Royalty expenses to third parties and the Peruvian government increased by 15 percent, from US$52.3 million in 2010 to US$60.3 million in 2011. Royalties paid to third parties amounted to US$27.7 million and US$32.0 million in 2010 and 2011, respectively. Royalties paid to the Peruvian government amounted to US$24.6 million and US$28.2 million in 2010 and 2011, respectively. The increase in royalties paid to third parties and the Peruvian government was mainly due to the increased value of metals and concentrates sold. Peruvian legislation requires owners of mining concessions to pay the Peruvian government for the exploitation of metallic and non-metallic resources. Prior to October 1, 2011, mining royalties were calculated with rates ranging from 1 to 3 percent of the value of mineral concentrates or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. Beginning on October 1, 2011, the Peruvian government instituted a new mining royalty and tax regime. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes” for additional information regarding the mining royalties and taxes now applicable to us.

Total operating expenses. Operating expenses increased by 23 percent, from US$113.9 million in 2010 to US$140.1 million in 2011, due to changes in the following components:

(a) Administrative expenses decreased by 30 percent, from US$107.2 million in 2010 to US$75.2 million in 2011, mainly due to decreased expenses recorded for long-term officers’ compensation (stock appreciation rights). See Note 23 to the Financial Statements.

(b) Exploration in non-operational areas increased by 37 percent, from US$36.1 million in 2010 to US$49.6 million in 2011, due to higher expenditures in exploration areas, primarily Mallay, Breapampa, Trapiche, Colquemayo, Pachuca and Marcapunta. See Note 24 to the Financial Statements.

(c) Reimbursement of exploration expenses on projects. During 2010, US$15.0 million considered as an exploration expense from Coimolache was reversed and capitalized on our balance sheet as an Investment in associates. No comparable amounts were received in 2011.

(d) Reversal for impairment of long-lived assets resulted in a net recovery of US$13.1 million being recorded in 2010. We updated our assessment of the recoverability of the book value of our long-lived assets and reversed the impairment of the Antapite, Recuperada and Poracota mining units as of December 31, 2010 following positive changes in the assumptions used to calculate the impairment provision recorded in order to determine the recovery carrying amount of our long-lived assets. The impairment reversed as of December 31, 2010 amounted to US$16.2 million, with US$8.6 million recorded as “Mining concessions and property, plant and equipment” and US$7.6 million recorded as “Development costs.” We also recorded an impairment of our long-lived assets from the Shila-Paula mining unit in the amount of US$3.1 million, with US$1.3 million recorded as “Mining concessions and property, plant and equipment” and US$1.8 million recorded as “Development costs.” See Note 12 to the Financial Statements. During 2011, we updated our assessment of the value in use of our long-lived assets and concluded that there was no impairment indication.

Operating income. As a result of the foregoing, operating income increased by 66 percent, from US$424.1 million in 2010 to US$704.4 million in 2011.

Share in the results of related parties by equity method. Income from equity investments in related parties increased by 9 percent, from US$428.9 million in 2010 to US$468.4 million in 2011, principally due to increases in income from our equity investments in Coimolache, Yanacocha and Cerro Verde. Income from our interest in Yanacocha increased by 11 percent, from US$251.5 million in 2010 to US$279.7 million in 2011. This increase is attributable to an increase in the average realized price of gold, partially offset by decreased gold production. Income from our interest in Coimolache increased from a loss of US$15.9 million in 2010 to an income of US$9.6 million in 2011, due to the commencement of gold production at the Tantahuatay mine in mid-2011.

Income tax. Provision for income tax increased from US$123.3 million in 2010 to US$211.6 million in 2011, principally due to a US$323.9 million increase in pre-tax income, from US$848.2 million in 2010 to US$1,172.1 million in 2011.

Non-controlling interest. Non-controlling interest expense increased by 59 percent, from US$64.1 million in 2010 to US$101.6 million in 2011, mainly due to an increase in contribution of profits to non-controlling investors in La Zanja and Chaupiloma, partially offset by a decrease in contribution of profits from El Brocal.

Net income. As a result of the foregoing, net income increased by 30 percent, from US$660.8 million in 2010 to US$858.9 million in 2011. As a percentage of net sales, net income was 55 percent in 2011 as compared to 60 percent in 2010.

B. Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents of US$470.8 million, compared to US$582.9 million at December 31, 2010.

Cash provided by operating activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents provided by operating activities were US$567.5 million in 2011 compared to US$537.6 million in 2010. The increase in net cash flow provided by operating activities was mainly attributable to (i) increased proceeds from sales, from US$997.8 million in 2010 to US$1,505.5 million in 2011 and (ii) an increase in value-added tax recovered, from US$7.5 million in 2010 to US$22.6 million in 2011; partially offset by (i) increased payments to third parties, from US$473.6 million in 2010 to US$701.7 million in 2011; (ii) decreased dividends received from Yanacocha and Cerro Verde, from US$183.0 million received in 2010 to no dividends received in 2011; (iii) increased income tax paid, from US$56.3 million in 2010 to US$111.8 million in 2011; and (iv) increased royalty payments, from US$55.3 million in 2010 to US$73.8 million in 2011, as a result of increased royalty payments to third parties and increased payments to the Peruvian government.

Cash used in investment activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents used in investing activities were US$340.1 million in 2010 compared to US$519.2 million in 2011. The increase in net cash flow used in investing activities in 2011 compared with 2010 was mainly attributable to: an increase in payments for the purchase of investment shares, from US$19.6 million in 2010 to US$277.5 million in 2011; US$60.4 million in sales of investments related to sales of El Brocal shares; an increase in mining concessions, development cost and property, plant and equipment from US$253.3 million in 2010 to US$317.8 million in 2011 in connection with hydroelectric construction at our subsidiary, Huanza; and the expansion of the refining plant capacity at our subsidiary, El Brocal.

Cash used in financing activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents used in financing activities were US$160.3 million in 2011 compared to net cash used in financing activities of US$329.1 million in 2010. The decrease in net cash flow used in financing activities in 2011 compared with 2010 was mainly attributable to a decrease in payments of financial obligations, from US$226.1 million in 2010 to US$2.0 million in 2011, and a decrease in financial obligations, from US$53.3 in 2010 to US$51.0 in 2011, partially offset by an increase in the payment of dividends to shareholders, from US$117.0 million in 2010 to US$142.5 million in 2011, and an increase in the payment of dividends to non-controlling shareholders, from US$39.2 million in 2010 to US$66.7 million in 2011.

Long-Term Debt

On December 2, 2009, Banco de Crédito del Peru executed a financial lease agreement with Conenhua, Huanza and us in the amount of US$119 million for construction of a hydroelectric power station. The lease was executed in favor of Huanza as lessee, and commits us to act as joint surety of Huanza to guarantee Huanza’s payment obligations. The term of the lease is 10 years and the interest rate is (i) LIBOR plus 4 percent from the first disbursement until six months after the start of commercial operation of the power station and (ii) LIBOR plus 4.1 percent from six months after the start of commercial operation of the power station until maturity. As of December 31, 2011 and 2010, amounts outstanding under this lease were US$105.1 million and US$54.1 million, respectively.

Exploration Costs; Capital Expenditures

Capital expenditures (estimated to be approximately US$250) and exploration costs (estimated to be between approximately US$70 million and US$90 million) for 2012 (excluding exploration costs at our principal mines, which are included as part of their cost of production) are estimated to total between approximately US$320 million and US$340 million. These budgeted expenditures include the following projects: the construction of Breapampa and Mallay projects, the expansion of El Brocal treatment plant, the construction of the Procesadora Industrial Rio Seco chemical plant to treat concentrates from Uchucchacua and the construction of the Huanza hydroelectrical plant.

During 2011, we spent approximately US$21.1 million on “greenfield” and US$27.0 million on “brownfield” exploration-related investments primarily in Peru and, to a lesser extent, in Chile and Mexico. Our “greenfield” investments focused on the following exploration projects: Colquemayo, Pachuca Norte (Mexico), Vacas Heladas (Chile), Pisqahuanca, Trapiche, Hualgayoc, El Faique, Terciopelo, Chaje and Surichata. Our “brownfield” investments focused on the following exploration projects in 2011: Mallay, Yumpag, Huamani Huayta, Tambomayo and Parihuanas. We financed our 2011 exploration program with internal funds.

In 2012, we intend to invest approximately US$30.6 million in the Mallay, Tambomayo, Huamanihuayta, San Francisco Parihuanas, Pucay, Chanca and Yumpag brownfield exploration projects. In 2012, we expect to invest approximately US$22.6 million in the following greenfield exploration projects: Colquemayo, El Faique, Vacas Heladas, Ccaccapaqui-Bx Andrea, Surichata and Costa Sur. We also expect to invest approximately US$10.8 million in Trapiche and Hualgayoc projects during 2012.

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

Recent Accounting Pronouncements

IFRS

We prepare and present the Financial Statements in accordance with IFRS as issued by the IASB. For periods up to and including the year ended December 31, 2010, we prepared our financial statements in accordance with Peruvian GAAP. Our consolidated financial statements for the year ended December 31, 2011 are the first that we have prepared in accordance with IFRS. We have applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” to the opening balance as of January 1, 2010, the date of our transition to IFRS. The IFRS 1 application implies that all the standards are applied retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard. In addition, as a foreign private issuer in the United States, we are subject to less intensive reporting requirements and information regarding us may not be as readily disseminated into the market. See Note 3 to the Financial Statements for further details.

As of April 30, 2012, there were no new accounting pronouncements under IFRS approved by the IASB that were applicable to us. The following IFRS and International Financial Reporting Interpretations Committee, or IFRIC, updates were issued internationally as of December 31, 2011 and could affect us, but were not yet effective on the issuance date of the consolidated financial statements, for which reason they have not yet been implemented by us:

•	IAS 1, Financial Statement Presentation, effective for annual periods beginning on or after July 1, 2012. The amendments in this standard are related to the grouping of items presented in Other Comprehensive Income.

•	IAS 19, Employee Benefits (Amendment), effective for annual periods beginning on or after January 1, 2013, amends the recognition and disclosure requirements for defined benefit plans.

•	IAS 27, Separate Financial Statements (as revised in 2011), effective for annual periods beginning on or after January 1, 2013, as a consequence of the new IFRS 10 and IFRS 12; what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements.

•	IAS 28, Investments in Associates and Joint Ventures (as revised in 2011), effective for annual periods beginning on or after January 1, 2013, as a consequence of the new IFRS 11 and IFRS 12. IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.

•	IFRS 7, Financial Instruments - Enhanced Derecognition Disclosure Requirements, effective for annual periods beginning on or after July 1, 2011. The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of our consolidated financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets.

•	IFRS 9, Financial Instruments, effective for annual period beginning as of January 1, 2015, modifies the treatment and classification of financial assets established by IAS 39, Financial Instruments: Recognition and Measurement.

•	IFRS 10, Consolidated Financial Statements, effective for annual period beginning as of January 1, 2013, replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.

•	IFRS 11, Joint Arrangement, effective for annual periods beginning as of January 1, 2013, addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. The guidance focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case).

•	IFRS 12, Disclosure of Interests in Other Entities, effective for annual periods beginning as of January 1, 2013, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•	IFRS 13, Fair Value Measurement, effective for annual periods beginning as of January 1, 2013, defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods as of January 1, 2013, clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods.

Our management is currently analyzing the impact that these standards and interpretations will have on our operations when such standards become internationally effective, as well as determining the implementation process and the adjustments necessary in order to be in compliance with these standards.

C. Research and Development

Not applicable.

D. Trend Information

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

E. Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2011:

		Payments due by Period (US$ in millions)

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Long-Term Debt(*)	110.5	1.1	31.3	31.2	46.9
Capital Lease Obligations	-	-	-	-	-
Reclamation and Remediation Liability	81.9	22.8	19.1	13.6	26.4
Open Purchase Orders	-	-	-	-	-
Other Long-Term Obligations	-	-	-	-	-
Total Contractual Cash Obligations	192.4	23.9	50.4	44.8	73.3

(*)	Long-term debt includes US$105.0 million, which relates to a financial lease agreement between Banco de Crédito and Conenhua, Huanza and us for construction of a hydroelectric power station.

As of December 31, 2011, we had no other commercial commitments.

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 and the related notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP and in U.S. Dollars.

A. Operating Results

Overview

Yanacocha, the largest gold producer in South America, was established in Peru in January 1992, and commenced production activities in August 1993. Yanacocha’s operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 900 kilometers north of Lima and north of the city of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35 percent owned by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru S.R.L. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Management of Yanacocha—General Manager/Management Agreement.”

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2011	2010	2009
Gold Sales (in thousands of US$)	2,002,602	1,778,260	2,013,228
Gold sold (oz.)	1,294,194	1,465,541	2,068,205
Average gold price received (US$/oz.)	1,576	1,216	973
Costs applicable to sales (US$/oz.)	581	448	325
Other expenses(in thousands of US$)	60,192	69,122	86,469
Net income (in thousands of US$)	642,387	589,894	727,076
Dividends paid (in thousands of US$)	-	-	230,000

Gold sales. Gold sales increased by 13 percent, or US$224 million, from 2010 to 2011, due principally to an increase in the average realized price of gold. This increase was partially offset by a decrease in the number of ounces sold. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales. Costs applicable to sales increased by 14 percent from 2010 to 2011, due primarily to an increase in operating costs; higher third-party royalties due to higher sales revenues; and lower by-product metal, silver and copper sales credit due to lower production; partially offset by lower operating costs. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian GAAP, (iii) royalties of 3 percent of the quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transportation costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses, (vi) credit from by-product sales, mainly in connection with silver sales, (vii) government mining royalties in connection with the Carachugo mine, which resulted from the expiration of its 15-year stability agreement on January 1, 2010 and (viii) other costs.

Other expenses. Other expenses decreased by 13 percent, or US$9 million, from 2010 to 2011, mainly due to a lower voluntary contribution as a result of the expiration of the agreement requiring payment of the contribution during 2011.

Income tax. Yanacocha’s financial and operating results were impacted by a tax expense of US$293.0 million in 2011, as compared to US$269.7 million in 2010, which reflects Yanacocha’s increased profitability and the impact of a new mining tax payable to the Peruvian government for extracting metallic and non-metallic resources.

Dividends. During the year ended December 31, 2011, Yanacocha did not pay dividends to its partners and did not reserve any money related to reinvestment programs.

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

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Minera Yanacocha S.R.L. and the San José Reservoir Trust, or the Trust. In November 2008, Yanacocha funded the Trust to ensure the continuous operation of the San José Reservoir after 2018. Yanacocha transferred US$13 million to the Trust in 2008. No withdrawals are allowed until 2018 and Yanacocha is committed to a US$23 million fund as of such date. This Trust is irrevocable and is a separate legal entity. The grantor is Yanacocha, the trustee is the Banco de Crédito del Perú and the beneficiary is Yanacocha. As a result, Yanacocha consolidates the Trust in the Yanacocha Financial Statements.

Use of Estimates

The Yanacocha Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of the the Yanacocha Financial Statements requires Yanacocha to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to (i) mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and unit-of-production amortization calculations; (ii) environmental, reclamation and closure obligations; (iii) estimates of recoverable gold and other minerals in stockpile and leach pad inventories; (iv) write-downs of inventory, ore on leach pads and stockpiles to net realizable value; (v) employee benefit liabilities; (vi) valuation allowances for deferred tax assets; (vii) workers’ profit participation; (viii) reserves for contingencies and litigation; and (ix) the fair value and accounting treatment of financial instruments. Yanacocha bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Currency

The Yanacocha Financial Statements are stated in U.S. Dollars, Yanacocha’s functional currency, as most of its transactions are traded, collected and paid in such currency. Transactions in other currencies are recorded in U.S. Dollars based on exchange rates prevailing at the time of such transactions. Monetary assets and liabilities denominated in other currencies are translated into the U.S. Dollar at exchange rates prevailing at the statement of financial position dates, and any resulting gains or losses are reflected in current earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these balances, the carrying amounts approximate their fair value. Restricted cash is excluded from cash and cash equivalents and is included in other current assets or long-term assets depending on restrictions.

Investments

Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each reporting date. Yanacocha accounts for its marketable security investments as available for sale securities in accordance with FASB Accounting Standards Codification, or ASC, guidance on accounting for certain investments in debt and equity securities. Yanacocha periodically evaluates whether declines in fair values of its investments below Yanacocha’s carrying value are other-than-temporary in accordance with guidance for the meaning of other-than-temporary impairment and its application to certain investments. Yanacocha’s policy is to generally treat a decline in the investment’s quoted market value that has lasted continuously for more than six months as an other-than-temporary decline in value. Yanacocha also monitors its investments for events or changes in circumstances that have occurred that may have a significant adverse effect on the fair value of the investment and evaluates qualitative and quantitative factors regarding the severity and duration of the unrealized loss and Yanacocha’s ability to hold the investment until a forecasted recovery occurs to determine if the decline in value of an investment is other-than-temporary. Declines in fair value below Yanacocha’s carrying value deemed to be other-than-temporary are charged to earnings.

Stockpiles, Ore on Leach Pads and Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories to net realizable value are reported as a component of Costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long-term. The major classifications are as follows:

Stockpiles. Stockpiles represent ore that has been extracted from a mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.

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

Precious Metals Inventory. Precious metals include gold doré and/or gold bullion. Precious metals that result from Yanacocha’s mining, processing and refining activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

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

Mine Development. Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body and the removal of overburden to initially expose an ore body, at open-pit surface mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as an Exploration and Advanced projects expense. Capitalization of mine development project costs that meet the definition of an asset begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist, the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

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

Yanacocha’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry, resulting in incomparable allocations of stripping costs to deferred mine development and production costs. Other mining companies may expense pre-stripping costs associated with subsequent pits within a mining complex.

Mine development costs are amortized using the unit-of-production method based on estimated recoverable ounces in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

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

Asset Impairment

Yanacocha reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total of the assets’ estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. Impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of gold or other commodities that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. Yanacocha’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties.

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

Income and Mining Taxes and Profit Sharing

Yanacocha accounts for income and mining taxes and legally required profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of Yanacocha’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset for Yanacocha, as measured by the statutory tax and profit sharing rates in effect as enacted. Yanacocha derives its deferred income tax charge or benefit and profit sharing charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income and mining tax and profit sharing rates.

Yanacocha’s deferred income tax assets include certain future tax benefits. Yanacocha records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Reclamation and Remediation Costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The retirement obligation is based on when spending for an existing environmental disturbance will occur. Yanacocha reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site in accordance with ASC guidance for reclamation obligations.

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

Recently Adopted Accounting Pronouncements

Fair Value Accounting. In January 2010, ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in Level 3 reconciliation. Adoption of the updated guidance, effective for Yanacocha’s fiscal year beginning January 1, 2011, had no impact on Yanacocha’s consolidated financial position, results of operations or cash flows. Refer to Note 6 to the Yanacocha Financial Statements for further details regarding Yanacocha’s assets and liabilities measured at fair value.

Comprehensive Income. In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for Yanacocha’s fiscal year beginning January 1, 2012. Yanacocha adopted the new guidance and its deferral and opted to present comprehensive income in a single continuous statement effective for its fiscal year beginning January 1, 2011. The early adoption had no impact on Yanacocha’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Fair Value Accounting. In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The update is effective for Yanacocha’s fiscal year beginning January 1, 2012. Yanacocha does not expect the updated guidance to have a significant impact on its consolidated financial position, results of operations or cash flows.

Results of Operations for the Years Ended December 31, 2011 and 2010

Sales

Sales increased by 13 percent from US$1,778.3 million in 2010 to US$2,002.6 million in 2011, due primarily to higher average realized prices. This increase was partially offset by a decrease in the number of ounces sold. Production by mine was as follows:

Mine	2011	2010
	(ounces)
Cerro Yanacocha	659,996	659,080
Carachugo	319,995	399,268
Maqui Maqui	9,906	12,701
La Quinua	303,226	390,571
Total	1,293,123	1,461,620

The decrease in gold produced in 2011 as compared to 2010 was mainly attributable to a decrease in the volume of leach tons placed, which was 39.2 million DMT for the year ended December 31, 2011 as compared to 53.2 million DMT for the year ended December 31, 2010 and a higher waste to ore ratio, which was 1.57 for the year ended December 31, 2011 as compared to 1.38 for the year ended December 31, 2010.

Costs applicable to sales

Costs applicable to sales increased by 14 percent from 2010 to 2011 due primarily to higher operating costs, higher third-party royalties due to higher sales revenues and lower by-product metal silver and copper sales credit due to lower production, partially offset by lower operating costs. Costs applicable to sales per ounce of gold increased by 30 percent, from US$448 in 2010 to US$581 in 2011, primarily due to the effect of lower ounces sold, higher direct mining cost per ounce of US$497 in 2011 as compared to US$391 in 2010, a higher royalty expense per ounce of US$48 in 2011 as compared to US$38 in 2010 and a higher workers’ profit participation expense per ounce of US$57 in 2011 as compared to US$53 in 2010.

Operating costs decreased by 8 percent from US$669.1 million in 2010 to US$618.9 million in 2011. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs, which decreased in 2011 primarily as a result of a decrease in the volume of ore mined, which was 58.3 million DMT compared to 75.9 million DMT for the year ended December 31, 2010.

Royalty expense was US$60.8 million in 2011 as compared to US$55.8 million in 2010. The increase in the royalty expense paid to Chaupiloma, which equals 3 percent of Yanacocha’s net sales, was directly related to the increase in Yanacocha’s sales revenues.

Workers’ profit participation increased by 2 percent, from US$77.4 million in 2010 to US$79.1 million in 2011. The increase in workers’ profit participation expense is directly related to the increase in Yanacocha’s sales revenues. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Employees.”

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased by 44 percent from US$160.4 million in 2010 to US$231.5 million in 2011. This increase was attributable principally to higher amortization from mine development and higher amortization from asset retirement costs.

Exploration expenses

Exploration costs, which include advanced projects, increased by 92 percent, from US$34.6 million in 2010 to US$66.3 million in 2011. This increase was attributable principally to increased perforation and advanced projects related to the Conga project, an increased number of exploration works in connection with regional/oxide development programs and an increased number of advanced projects related to water treatment and information solutions.

Other expenses

Other expenses decreased by 13 percent, or US$9 million, from 2010 to 2011, mainly due to lower voluntary contribution as a result of the expiration of the agreement requiring payment of the contribution during 2011.

Income tax provision

The increase in income tax provision was directly related to Yanacocha’s increase in taxable income. The net effective tax rate was 32.2 percent in 2011 compared to 31.4 percent in 2010. The statutory rate for both years was a weighted average of 30 percent. The factors that most significantly impacted Yanacocha’s net effective tax rate were related to higher non-deductible expenses and the enactment of the Special Mining Tax (Impuesto Especial de Minería), which applies to mines that are not party to a tax stabilization agreement and requires the payment of rates ranging from 2 percent to 8.4 percent of operating profit, as determined in accordance with Peruvian GAAP, payable on a quarterly basis, and the Special Mining Duty (Gravamen Especial a la Minería), which applies to companies that are party to tax stability agreements and is calculated as a percentage of operating profit, with marginal rates ranging from 4 percent to 13.12 percent, increasing progressively for companies with higher operating margins.

Net income

As a consequence of the foregoing, net income increased by 9 percent, or US$52.5 million, from US$589.9 million in 2010 to US$642.4 million in 2011. As a percentage of sales, net income decreased from 33 percent in 2010 to 32 percent in 2011.

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

Workers’ profit participation decreased by 15 percent, from US$90.7 million in 2009 to US$77.4 million in 2010. The decrease in workers’ profit participation expense is directly related to the decrease in Yanacocha’s taxable net income. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Employees.”

Depreciation, depletion and amortization

Depreciation, depletion and amortization decreased by 3 percent from US$166.1 million in 2009 to US$160.4 million in 2010. This decrease was attributable principally to lower amortization related to lower ore mined in 2010 as compared to 2009 and lower amortization from asset retirement costs.

Exploration expenses

Exploration costs increased by 51 percent from US$23.0 million in 2009 to US$34.6 million in 2010. This increase was attributable principally to increased perforation and advanced projects related to the Conga project, an increased number of exploration works in connection with regional/oxide development programs and an increased number of advanced projects related to water treatment and information solutions.

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

Income tax provision

The decrease in income tax provision was directly related to Yanacocha’s decrease in taxable income. The net effective tax rate was 31.4 percent in 2010 compared to 31.5 percent in 2009. The statutory rate for both years was a weighted average of 30 percent. The factors that most significantly impacted Yanacocha’s net effective tax rate were related to higher sales revenues from the sale of gold as a consequence of the increased average realized price of gold and due to a new mining tax payable to the Peruvian Government for extracting metallic and non-metallic minerals.

The uniform income tax rate in Peru was 27 percent of taxable income in 2003. Effective January 1, 2004, the income tax rate in Peru is 30 percent of taxable income (Yanacocha, as explained below, has a stabilized corporate tax rate of 30 percent, excluding income from the La Quinua mine, which had a tax rate of 27 percent until December 31, 2003 and 29 percent since January 1, 2004) and for financial statement purposes is calculated for Yanacocha in accordance with U.S. GAAP. Pursuant to Supreme Decree No. 027-98-EF, mining companies can obtain a tax benefit in the form of an investment credit, by effectively reinvesting non-distributed earnings into capital expansion projects that increase their productivity. This investment credit is based on 80 percent of amounts reinvested and is obtained by application to and approval by the MEM.

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

B. Liquidity and Capital Resources

As of December 31, 2011, Yanacocha had cash and cash equivalents of US$798.0 million, substantially all of which were held in U.S. Dollars, as compared to US$880.9 million as of December 31, 2010.

Cash provided by operating activities

Yanacocha’s operations generated a net cash flow of US$911.6 million in 2011, US$621.7 in 2010 and US$981.4 million in 2009. The increase in net cash flow provided by operating activities in 2011 was mainly due to higher sales revenues as a result of an increase in average realized prices, partially offset by a lower volume of ounces sold and higher working capital. The decrease in net cash flow provided by operating activities in 2010 was mainly due to lower sales revenues due to a decrease in the volume of gold sold, offset by higher average realized prices in 2010 and lower working capital related to higher income tax prepayments, higher accrued liabilities, and lower inventories.

Cash used in investing activities

Net cash used in investing activities was US$992.5 million in 2011, US$296.7 in 2010 and US$148.9 million in 2009. In 2011, Yanacocha’s investing activities consisted primarily of US$739 million for engineering, construction, equipment and off-site infrastructure at the Conga project, US$156.3 million for mine development at the El Tapado Oeste, Western Oxides and Maqui Maqui deposits, US$55 million for leach pad expansions at La Quinua (area of Western Oxides), US$24 million for land purchases, US$14.5 million for the standardization of information technology systems across the Newmont Group and the selection of SAP as its global information technology platform, US$9.9 million for water treatment project studies, US$9.6 million for La Quinua 2C studies of the instability and failure of the pit, US$8.6 million for life extension of the haul trucks fleet and US$4.9 million for construction of a new central warehouse. In 2010, Yanacocha’s investing activities consisted primarily of US$131.9 million for the Conga project, US$23.3 million for the purchase of high altitude mining trucks, US$15.1 million for the construction of an alternate road to the coast of Peru, US$38.6 million for mine development at the El Tapado Oeste, Chaquicocha, Western Oxides and Maqui Maqui deposits, US$17.9 million for leach pad expansions at La Quinua (Stage 7B) and Carachugo (Stage 10C), US$6.9 million for the construction of a reverse osmosis plant for excess water treatment at Pampa Larga, US$6.5 million for the construction of a carbon column processing plant and US$4.7 million for the construction of a new central warehouse.

Cash used in financing activities

Net cash used in financing activities was US$2 million in 2011, US$176.7 million in 2010 and US$257.3 million in 2009. In 2011, Yanacocha’s financing activities consisted primarily of the last four installments of lease payments for haul trucks. In 2010, Yanacocha’s financing activities consisted primarily of US$176.4 million of debt repayments, including the repayment in full of a credit facility and all amounts outstanding under a 2006 US$100 million bond issuance in the Peruvian capital markets under a US$200 million bond program approved by the Peruvian securities regulatory authority. Yanacocha used the funds generated from the issuance primarily for capital expenditures.

Exploration Costs; Capital Expenditures

Exploration

Yanacocha’s basic and advanced exploration costs during the period from 1992 through 2011 were financed with a combination of internally generated funds, advances from partners and loans from DEG and IFC. During 2009, 2010 and 2011, Yanacocha incurred US$23.0 million, US$34.6 million and US$66.3 million, respectively, in exploration costs. In 2012, exploration efforts will focus on further identifying sulfide mineralization beneath existing oxide resources, higher grade deep targets and copper-gold mineralization related to that in reserve at the Conga project.

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2011 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from Yanacocha’s Receivables Securitization (see Note 11 to the Yanacocha Financial Statements). Yanacocha’s capital expenditures from its formation in 1992 through 2011 have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of a gold mill facility at Yanacocha, or the Yanacocha Gold Mill, and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha’s capital expenditures from its formation through December 31, 2011 totaled approximately US$4,158.8 million, including capital expenditures of US$298.6 million in 2010 and US$1,094 million in 2011. In 2011, Yanacocha’s principal capital expenditures included US$739 million for engineering, construction, equipment and off-site infrastructure at the Conga project, US$156.3 million for mine development at the El Tapado Oeste, Western Oxides and Maqui Maqui deposits, US$55 million for leach pad expansions at La Quinua (area of Western Oxides), US$24 million for land purchases, US$14.5 million for the standardization of information technology systems across the Newmont Group and the selection of SAP as its global information technology platform, US$9.9 million for water treatment project studies, US$9.6 million for La Quinua 2C studies of the instability and failure of the pit, US$8.6 million for life extension of the haul trucks fleet and US$4.9 million for construction of a new central warehouse.

Yanacocha anticipates that its capital expenditures for 2012 will be approximately US$1,728 million, which it plans to use primarily in connection with the continuation of the Conga project, as well as for mine development at the El Tapado Oeste, Maqui Maqui and Chaquicocha deposits, leach pad expansions at La Quinua (Western Oxides and Eastern Oxides), standardization of information technology systems, continuation of the water treatment project, maintenance of the San Jose Reservoir, gold mill tailings pipelines, development of Verde bio-leach demonstration facility studies to upgrade gold recovery processes and payments for waterways and irrigation channels acquired from the Encajón-Collotán communities.

C. Research and Development

Yanacocha is a mining exploration and production company and does not engage in research and development activities.

D. Trend Information

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

F. Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2011:

		Payments due by Period (US$ in millions)

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Reclamation and Remediation Liability	334.9	10.6	59.1	50.6	214.6
Open Purchase Orders	-	-	-	-	-
Other Long-Term Obligations(*)	17	17	-	-	-

Total Contractual Cash Obligations	351.9	27.6	59.1	50.6	214.6

(*)	Other long-term contracts include deferred workers’ compensation obligations, power and fuel supply contract commitments and fuel and inventory obligations.

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 and the related notes thereto included elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. Cerro Verde adopted IFRS effective January 1, 2010. The Cerro Verde Financial Statements for the year ended December 31, 2011 are the first that Cerro Verde has prepared in accordance with IFRS. We have applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” to the opening balance as of January 1, 2010, Cerro Verde’s transition date to IFRS. The IFRS 1 application implies that all the standards are applied retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard. See Note 2 to the Cerro Verde Financial Statements for further details and a description of the exceptions and exemptions applicable to first-time adopters.

A. Operating Results

Overview

We hold a 19.35 percent interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976, and was previously owned by the Peruvian government prior to its privatization in 1993. Freeport-McMoRan Copper & Gold Inc. holds a majority interest in Cerro Verde.

The Cerro Verde mine is a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper minerals are brochantite, chrysocolla, malachite and copper “pitch.” Chalcocite and covellite are the most important secondary copper sulfide minerals. Chalcopyrite and molybdenite are the dominant primary sulfides.

Cerro Verde’s current operations consist of an open-pit copper mine, a 120,000 metric ton-per-day concentrator and leaching facilities. Leach-copper production is derived from a 39,000 metric ton-per-day crushed leach facility and a leach system. This leaching operation has a capacity of approximately 200 million pounds of copper per year.

Cerro Verde has sufficient equipment to move an average of 308,000 metric tons of material per day using a fleet of haul trucks. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde receives electrical power under long-term contracts with electric utility companies. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs, which Cerro Verde believes will be sufficient to support its currently planned operations.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2010 and 2011:

	As of and for the year ended December 31,
	2010	2011
Income statement data(1)
Total revenues (US$ in thousands)	2,368,988	2,520,050
Net income (US$ in thousands)	1,074,393	1,078,399

Proven and Probable Reserves(2)
Proven:
Leachable ore reserves (metric tons in thousands)	145,302	127,684
Millable ore reserves (metric tons in thousands)	903,950	888,371
Probable:
Leachable ore reserves (metric tons in thousands)	97,911	96,857
Millable ore reserves (metric tons in thousands)	2,424,368	2,864,299
Average copper grade of leachable ore reserves (%)	0.41	0.40
Average copper grade of millable ore reserves (%)	0.40	0.39

Production(3)
Cathodes (in thousands of recoverable pounds)	183,426	166,017
Concentrates (in thousands of recoverable pounds)	483,937	481,217
Average realized price of copper sold (US$ per pound payable)	3.62	3.84

(1)	Derived from Cerro Verde’s financial statements filed with the Superintendencia del Mercado de Valores, or the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.
(2)	Reserve calculations are derived from the audited financial statements filed by Cerro Verde with the SMV. Cerro Verde used US$2.00 per pound of copper to determine copper reserves as of December 31, 2011. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.
(3)	Derived from Cerro Verde’s financial statements filed with the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.

Cerro Verde Mining Royalties

SUNAT, the Peruvian national tax authority, has assessed mining royalties on materials processed by the Cerro Verde concentrator that commenced operations in late 2006. These assessments cover the period from October 2006 to December 2007 and the years 2008 and 2009. SUNAT has issued rulings denying Cerro Verde’s protest of the assessments. Cerro Verde has appealed these decisions and currently has three cases pending before the Peruvian Tax Tribunal. Cerro Verde is challenging these royalties because it believes its stability agreement provides an exemption for all minerals extracted from its mining concession, irrespective of the method used for processing those minerals. Although Cerro Verde believes its interpretation of the stability agreement is correct, if Cerro Verde is ultimately found responsible for these assessments, it will also be liable for interest, which accrues at rates that range from approximately 7 to 18 percent based on the year accrued and the currency in which the amounts would be payable. At December 31, 2011, the aggregate amount of the assessments, including interest and penalties, totaled US$190 million. SUNAT may continue to assess mining royalties annually until this matter is resolved by the Peruvian Tax Tribunal.

Critical Accounting Policies

Cerro Verde has furnished us with a discussion of its critical accounting policies and methods used in the preparation of its financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions. Note 2 to the Cerro Verde Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Cerro Verde Financial Statements. The following is a brief discussion of the identified critical accounting policies and the estimates and judgments made by Cerro Verde.

Estimates of Ore Reserves and Resources and Depreciation, Depletion and Amortization

Ore reserves are estimates of the ore quantity that can be economically and legally extracted from the mine properties. Cerro Verde estimates its ore reserves based on information compiled by individuals qualified in reference to geological data about the size, depth and form of the ore body, which requires complex judgments in order to interpret the data.

The estimation of recoverable reserves is based on factors such as estimated exchange rates, commodity prices, future requirements of capital and production costs, together with geological hypotheses and judgments made when estimating the size and quality of ore. Revisions in reserve or resource estimates may have an impact on the value of mining properties, property, plant and equipment, provisions for cost of mine closure, recognition of assets for deferred taxes and depreciation and amortization of assets.

Estimates of recoverable reserves are used in determining the depreciation and amortization of mine assets. This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, takes into account its physical life limitations and the present assessments of economically recoverable reserves. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves that may be recovered.

Inventories

Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices, less estimated costs to complete production and bring the inventory to sale. Additionally, in calculating the net realizable value of Cerro Verde’s long-term stockpiles, management also considers the time value of money.

Mill and leach stockpiles generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in solution form to extraction processing facilities.

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grades of material delivered to mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical sampling. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Estimated copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, historical trends and other factors. Ultimate recovery of copper contained in leach stockpiles can vary significantly depending on several variables, including the type of copper recovery, mineralogy and particle size of the rock. Processes and recovery rates are monitored continuously, and recovery rates are adjusted periodically as additional information becomes available and as related technology changes.

Mine Closure Provision

Cerro Verde assesses its mine closure provision annually. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, and interest rates and inflation rates. As discussed in Note 2.3(h) to the Cerro Verde Financial Statements, estimated changes in the fair value of the mine closure provision or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment.” If any change in the estimate results in an increase to the mine closure provision and related ARC, Cerro Verde will consider whether or not this is an indicator of impairment of the assets and apply impairment tests in accordance with IAS 36, “Impairments of Assets.”

Deferred Taxes

Deferred taxes are presented using the liability method for differences between the tax bases of assets and liabilities and their book values for financial reporting purposes. Deferred tax liabilities are recognized for all taxable differences. Deferred tax assets are recorded for all deductible differences when there is a probability that there could be taxable earnings against which the deductible difference could be applied.

The book value of deferred tax assets is reviewed at the end of each period and reduced to an amount that is more likely than not to be realized against taxable earnings. Deferred tax assets that are not recognized are reassessed at each period and are recognized when it is more likely than not that future taxable earnings will allow for the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to be applicable during the year in which the assets are realized or the liabilities are liquidated, based on the tax rates (and tax laws) that have been enacted at the end of such period. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset tax assets against tax liabilities and the deferred tax is related to the same entity and the same tax authority.

Impairment of Long-lived Assets

Cerro Verde has determined that its operation consists of one cash generating unit, which is the operation as a whole. Therefore, the Cerro Verde operation is evaluated annually in order to determine if there are any impairment indicators. If any such indication exists, Cerro Verde makes an estimate of the recoverable amount, which is the greater of the fair value less costs to sell and the value in use. These assessments require the use of estimates and assumptions, such as long-term commodity prices, discount rates, operating costs and others.

Fair value is defined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between willing and knowledgeable parties. The fair value of assets is generally determined as the current value of future cash flows derived from the continuous use of the asset, which includes estimates, such as the cost of future expansion plans and eventual disposal, while applying assumptions that an independent market participant may take into account. The cash flows are discounted by applying a discount rate that reflects the current market, the time value of money and risks specific to the asset. See Note 2.3(g) to the Cerro Verde Financial Statements for further discussion.

Results of Operations for the Years Ended December 31, 2011 and 2010

Net sales. Net sales, including mark-to-market adjustments for pounds of copper pending settlement, increased by 6 percent, from US$2,369.0 million in 2010 to US$2,520.1 million in 2011, principally due to an increase in average realized copper price during 2011. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011	Variation
Average price
Copper (US$/MT)	US$7,981	US$8,584	8%

Volume sold
Copper (MT)	296,821	293,581	(1)%

Average realized copper prices per metric ton increased from US$7,981 in 2010 to US$8,584 in 2011. The volume of copper sold decreased from 296,821 metric tons in 2010 to 293,581 metric tons in 2011, mainly due to a decrease in the volume of copper cathodes sold, partially offset by higher volumes of copper concentrates sold. The combined effect of these changes resulted in a US$151.1 million increase in income from sales of copper in 2011 compared to 2010.

Total costs of sales. Total costs of sales increased by 28 percent, from US$646.0 million in 2010 to US$824.7 million in 2011, due to the following:

(a) Material and supplies consumption costs increased by 14 percent, from US$276.3 million in 2010 to US$315.5 million in 2011, principally related to increased utilization of materials and operating supplies, primarily in the concentrator plant;

(b) Depreciation and amortization costs decreased by 4 percent, from US$87.7 million in 2010 to US$84.1 million in 2011, due principally to a decrease in depreciation charges;

(c) Energy costs increased by 31 percent, from US$53.0 million in 2010 to US$69.3 million in 2011, mainly due to increases in energy consumption during the milling process and in the unit cost per kilowatt negotiated with the electricity supplier during 2011; and

(d) Labor costs, including workers’ profit sharing, increased by 54 percent, from US$166.5 million in 2010 to US$256.2 million in 2011, due mainly to signing bonuses paid to employees pursuant to the new collective bargaining agreement entered into with union employees and higher workers’ profit sharing to be paid to employees calculated in 2011.

Total operating expenses. Operating expenses decreased by 19 percent, from US$167.2 million in 2010 to US$136.1 million in 2011, due to changes in the following components:

(a) Selling expenses increased by 9 percent, from US$76.6 million in 2010 to US$83.6 million in 2011, due mainly to an increase in freight expenses relating to the transport of copper concentrates;

(b) Other operating expenses increased by 57 percent, from US$10.7 million in 2010 to US$16.9 million in 2011, principally due to an increase in costs incurred in connection with pre-feasibility studies for the expansion of mining operations;

(c) Voluntary contribution expense decreased from US$41.1 million in 2010 to US$0.0 in 2011. The agreement mandating payment of the voluntary contribution expired as of December 31, 2010 as a result of Supreme Decree 071-2006 ME, and, as a result, Cerro Verde did not recognize any voluntary contribution expense for 2011; and

(d) Excess of workers’ profit sharing expense decreased by 36 percent, from US$34.4 million in 2010 to US$21.9 million in 2011, due to lower taxable income.

Operating income. As a result of the foregoing, operating income increased by 0.22 percent, from US$1,555.8 million in 2010 to US$1,559.3 million in 2011.

Income tax. Income tax expense, including current and deferred expense, increased by 0.1 percent, from an expense of US$483.3 million in 2010 to an expense of US$483.7 million in 2011. Net current income tax expense increased due to higher taxable income, partially offset by lower deferred taxes mainly related to mark-to-market adjustments.

Net income. As a result of the foregoing, net income increased by 0.4 percent, from US$1,074.4 million in 2010 to US$1,078.4 million in 2011. As a percentage of net sales, net income was 43 percent in 2011, compared with 45 percent in 2010.

B. Liquidity and Capital Resources

As of December 31, 2011, Cerro Verde had cash and cash equivalents of US$1,383.6 million, compared to US$388.1 million at December 31, 2010.

Cash provided by operating activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents provided by operating activities were US$1,190.7 million in 2011 and US$1,256.9 million in 2010. The decrease in net cash flow provided by operating activities in 2011 compared with 2010 was mainly attributable to the following factors: (i) increased proceeds from sales, from US$2,301 million in 2010 to US$2,865.5 million in 2011 and (ii) an increase in value-added tax recovered, from US$56.3 million in 2010 to US$61.5 million in 2011; partially offset by (i) increased payments to suppliers and of salaries, from US$505 million in 2010 to US$708.5 million in 2011; (ii) increased payments to contractors, from US$238 million in 2010 to US$316.4 million in 2011; (iii) increased payments of income tax, from US$327.1 million in 2010 to US$626.9 million in 2011; and (iv) an increase in other operating expenses, from US$52.4 million in 2010 to US$106.8 million in 2011.

Cash used in investing activities for the years ended December 31, 2011 and 2010. Net cash used in investing activities increased from US$122.2 million in 2010 to US$195.2 million in 2011, mainly due to an increase in the purchase of property, plant and equipment during 2011.

Cash used in financing activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents used in financing activities decreased from US$950.0 in 2010 to US$0 million in 2011. The decrease in net cash flow used in financing activities in 2011 compared with 2010 was mainly attributable to the non-payment of dividends during 2011.

Long-term Debt

As of December 31, 2011, Cerro Verde had no debt outstanding.

C. Research and Development

Not applicable.

D. Trend Information

Expansion of operations

During 2010, Cerro Verde completed its concentrator plant expansion to increase the treatment of copper concentrate from 108,000 to 120,000 metric tons per day. During the second half of 2011, Cerro Verde completed the feasibility study for a major expansion of its concentrator and leaching facilities. The approximately US$4.0 billion project will expand the processing capacity from 120,000 metric tons per day of ore to 360,000 metric tons per day, targeting incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016. In December 2011, Cerro Verde submitted the EIS to the Peruvian authorities for review and approval.

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

F. Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2011:

		Payments due by Period (US$ in millions)

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Provision for Remediation and Mine Closure	7	-	-	-	7
Other Long-Term Contractual Obligations	5	4	1	-	-
Total Contractual Cash Obligations	12	4	1	-	7

ITEM 6.	Directors, Senior Management and Employees

A. Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting, for a three-year term. The last election took place in March 2011, and the next election is scheduled for March 2013. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

Aubrey Laurence Paverd, Director and member of the Nominating/Corporate Governance Committee. Dr. Paverd is currently a private consultant based in Melbourne, Australia. He has been a director since 2002. From 1994 to 2000, he held the position of Group Executive Exploration with North Ltd., a diversified mining company with gold and base metal mines in Australia, Europe and North and South America. His career with Newmont Mining Corporation spanned 21 years. He began as Chief Geologist of South Africa in 1973, rising through the positions of Chief Geologist at Tsumeb Corporation Ltd., Namibia, a subsidiary of Newmont, to assistant to the Vice President of Exploration in New York in 1979, Director of Foreign Exploration in 1981 and ultimately Vice President of Exploration when he left Newmont in 1994. Mr. Paverd was also a lecturer in geology at Rhodes University during 1972 and 1973 and worked as a field and mining geologist in Australia and Zambia during the period from 1962 to 1969. He received B.S. (Hons) and M.S. degrees from Rhodes University in 1961 and 1966, respectively, and a Ph.D. from the University of James Cook North Queensland in 1972. Mr. Paverd is currently also a director of Randgold Resources Ltd., a London-listed West African gold mining company.

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

Carlos E. Gálvez, Vice President and Chief Financial Officer.  Mr. Gálvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer.  He served as Deputy Manager of our Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980.  Mr. Gálvez has also served as director of Colquirrumi, our subsidiary, and was appointed director of Conenhua in 2000, director of El Brocal in 2002 and director of Contacto S.A. in 2005.  He has served as an alternate member of the Executive Committee of Yanacocha since 2005 and an alternate board member of Cerro Verde since 2005. He also has served as director of the Sociedad de Minería, Petróleo y Energía del Perú (Mining, Petroleum and Energy Society of Peru) since 2000.  Prior to joining us, Mr. Gálvez served as Managerial Adjunct for Finance and Credit from 1971 to 1978 at Banco Minero del Perú (Mining Bank of Peru).  He has also served as a board member of the Comité de Operación Económica del Sistema Eléctrico Nacional (Committee of Economic Operation of the National Electric System).  Mr. Gálvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the Universidad del Pacifico de Lima in 1980 and completed the Program for Management Development, in 1997, and the Advanced Management Program, in 2005, at The Harvard Business School.

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

B.  Compensation

During the year ended December 31, 2011, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$27.3 million, including director’s fees accrued in 2010 and paid in 2011. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers.

We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs. This program is in effect as long as the executives are employed by us at the settlement date of the program. See Note 15(b) to the Financial Statements.

C.  Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or the General Meeting, and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Superintendencia del Mercado de Valores, or the SMV (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities), or CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Coleridge, Ortiz-de-Zevallos, del Solar and Suárez.

Compensation Committee

The Compensation Committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee are currently Messrs. del Solar, Ortiz-de-Zevallos and Suárez.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders, monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Nominating/Corporate Governance Committee are currently Messrs. Benavides-Ganoza, Coleridge, del-Solar, Paverd, Ortiz-de-Zevallos, Snider and Suárez.

D.  Employees

As of December 31, 2011, we and our subsidiaries had 3,598 employees.  In addition, we have entered into arrangements with independent contractors which employed 8,404 persons who worked at our operations.  We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce.  As of December 31, 2011, the average tenure of our permanent laborers at the Julcani, Uchucchacua, Orcopampa, Recuperada, Ishihuinca and Antapite mines (the only mines for which we have long-term historical records) was approximately 10.5 years.

Of our 1,792 permanent employees, approximately 55 percent are members of nine different labor unions (including three unions and one labor union committee for clerical workers and five unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. There are also five unions for workers employed by independent contractors that were formed over the last four years in our mines at Uchucchacua, Antapite, Orcopampa, Poracota and Julcani.

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

During the six years prior to April 30, 2007, we did not experience any strikes.  Between April 2007 and June 2008, we were affected by five strikes, each lasting three to seven days, at our Uchucchacua, Orcopampa, Ishihuinca and Antapite mines.  On October 19, 2009, the National Mining Federation held a two-day strike at our Uchucchacua mine.  In 2010, we experienced two simultaneous strikes, each lasting approximately seven days, affecting operations at our Orcopampa, Uchucchacua and Antapite mines. In April 2011, we experienced a 21-day work stoppage at our Uchucchacua mine due to a strike and related local community demonstrations. In May and October 2011, we experienced two three-day strikes at our Orcopampa mine.

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits.  Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff.  For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of our employees and housing, hospitals and a full range of social services for our permanent employees and their families at town sites near our mines in compliance with mining regulations.  We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby.  In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount equivalent to 8 percent of the annual pre-tax profits of their employer, 50 percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50 percent of such profits to be distributed based on the aggregate annual salary of each employee.  Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by us to the FONDO-EMPLEO, a fund established to promote employment and employee training.

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

Our permanent employees receive the benefit of one of two types of pension arrangements.  All workers can choose to enroll in the ONP (a public pension fund managed by the state) or in AFPs (private pension funds).  We are required to withhold from each of the salaries of the employees enrolled in the ONP system approximately 13 percent of such employee’s salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system approximately 13 percent of such employee’s salary, and pay such amounts to the respective AFP (exact amount varies from one AFP to another).  Additionally, for workers involved in mining and metallurgical processes, an additional 2 percent is withheld from their salaries, and we contribute an additional 2 percent to increase their pension funds.  We have no liability for the performance of these pension plans.  In addition, our independent contractors are responsible for covering severance and pension payments with respect to their employees.

In addition, we pay ESSALUD 9 percent of our total payroll for general health services for all permanent employees.  Prior to May 1997, we were required to pay to ESSALUD 1 percent of our payroll of blue collar employees for employment-related illness and accidents, or the Workers Compensation Fund Payment.  In addition, Law No. 26790 also requires us to provide private insurance representing an average payment equal to 1.30 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

E.  Share Ownership

As of March 31, 2012, our directors and executive officers, as a group, owned 681,396 Common Shares, representing 0.27 percent of all the 254,412,328 Common and Investment Shares outstanding. Our directors and executive officers do not own any Investment Shares.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2012 is set forth below:

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Roque Benavides†	365,398	0.14	—	—	365,398	0.14
Timothy Snider	—	—	—	—	—	—
Luis Coleridge	—	—	—	—	—	—
Aubrey Laurence Paverd	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Carlos del Solar	—	—	—	—	—	—
Germán Suárez	—	—	—	—	—	—
Raúl Benavides†	267,228	0.11	—	—	267,228	0.11
Carlos E. Gálvez.	48,770	0.02	—	—	48,770	0.02
Alejandro Hermoza	—	—	—	—	—	—
Francois Muths	—	—	—	—	—	—
César E. Vidal	—	—	—	—	—	—
José Miguel Morales	—	—	—	—	—	—
Directors and Executive Officers as a Group†	681,396	0.27%	—	—	681,396	0.27%

†	Does not include Common Shares owned by Roque Benavides and Raúl Benavides that are subject to usufructo agreements and related legal instruments with Alberto Benavides. These usufructo agreements and related legal instruments grant Alberto Benavides voting control over the Common Shares subject thereto and entitle Mr. Benavides to receive all dividends payable thereon during his lifetime. Alberto Benavides exercises voting control over the Common Shares subject to the usufructo agreements and related legal instruments, including 13,546,608 and 13,546,608 Common Shares owned by Roque Benavides and Raúl Benavides, respectively. The Common Shares subject to the usufructo agreements and related legal instruments are not included in the separate calculations of share ownership for Roque Benavides and Raúl Benavides in the table above.

ITEM 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders

As of March 31, 2012, we had 274,889,924 Common Shares, including 21,160,260 treasury shares, and 744,640 Investment Shares, including 61,976 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2012, with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Control of the Company(1)

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(3)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares(4)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares(5)

Benavides Family(2)	69,187,744	27.27	—	—	69,187,744	27.20
BlackRock Investment Management (UK) Ltd.	26,015,558	10.25	—	—	28,015,558	11.01
BlackRock Global Funds-World Mining Fund	12,391,006	4.88	—	—	12,391,006	4.87
Prima, AFP	11,879,643	4.68	—	—	11,879,643	4.67
Integra, AFP	11,240,828	4.43	—	—	11,240,828	4.42
Market Vectors ETF Trust Gold Miners ETF	10,829,925	4.27			10,829,925	4.26
Van Eck Global	11,081,020	4.37			11,081,020	4.36

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(3)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares(4)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares(5)

BlackRock Global Funds-World Gold Fund	10,401,677	4.09	—	—	10,401,677	4.09
Fidelity Management & Research Co	6,931,700	2.73	—	—	6,931,700	2.72
Horizonte, AFP	8,682,028	3.42	—	—	8,682,028	3.41
BlackRock Fund Advisors	8,452,544	3.33	—	—	8,452,544	3.32

(1)	The table above excludes treasury shares. As of March 31, 2012, our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 61,976 Investment Shares.
(2)	These Common Shares are owned by certain members of Alberto Benavides de la Quintana’s immediate and extended family and their spouses and include the Common Shares over which Alberto Benavides de la Quintana exercises voting and dispositive control pursuant to usufructo agreements and related legal instruments.
(3)	Percentage calculated on the basis of 253,729,664 Common Shares outstanding, which excludes 21,160,260 treasury shares.
(4)	Percentage calculated on the basis of 682,664 Investment Shares outstanding, which excludes 61,976 treasury shares.
(5)	Percentage calculated on the basis of 254,412,328 Common Shares and Investment Shares outstanding, which excludes 21,222,236 treasury shares.

As of March 31, 2012, we estimate that 150,037,442 ADSs were held in the United States, which represented approximately 58.98 percent of Common Shares outstanding.  The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 53 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) totaled US$75.6 million in 2010 and US$51.1 million in 2011.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3 percent royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$62.3 million, US$55.9 million and US$62.7 million in 2009, 2010 and 2011, respectively, and are presented as royalty income in our consolidated statements of income.

Condesa received cash dividends from Yanacocha of approximately US$100.4 million in 2009 and did not receive a cash dividend from Yanacocha in 2010 and 2011.

Cash dividends received from Cerro Verde amounted to approximately US$128.1 million in 2009, US$183.0 million in 2010 and no dividends received in 2011.

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

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for us operating and managing the transmission project, Yanacocha pays an annual fee of US$3.7 million. The revenues for these services amounted to approximately US$4.3 million in each of 2010, 2009 and 2008, respectively.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.  Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 19. Exhibits” for a list of financial statements filed under Item 18.

Other Financial Information

Export Sales

See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates—Sales and Markets” for information on export sales.

Legal Proceedings

Other than the legal proceedings relating to Yanacocha described in “Item 4. Information on the Company—Yanacocha—B. Business Overview—Legal Proceedings,” we and Yanacocha are each parties to certain other legal proceedings arising in the normal course of business, none of which, individually or in the aggregate, is material.

Dividends and Dividend Policy

We can distribute three kinds of dividends: (i) cash dividends, which are paid out of our net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of our stock, and (iii) stock dividends for the purpose of capitalizing profits, in each case as described in more detail below. All shares outstanding and fully paid are entitled to share equally in any dividend declared based on the portion of our capital represented by such share. Shares of capital stock which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution. No cash dividend may be declared in respect of a given year unless we have earned net distributable income in respect of such year. However, we may declare dividends during the year. We may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as “provisional dividends,” as explained below.

The Board of Directors, following the end of each fiscal year, makes a recommendation at the annual obligatory shareholders’ meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares.

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

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8 percent of pre-tax profits (which may differ from pre-tax profits determined under IFRS due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid. Next, remaining earnings are taxed at the standard corporate income tax rate, which has been 30 percent since January 1, 2004. Not less than 10 percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20 percent of the paid-in share capital. In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders. Any dividend approved by a shareholders’ meeting after December 31, 2002 is subject to an additional withholding tax at the rate of 4.1 percent of the total amount of dividends distributed to shareholders who are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. Dividends paid to domiciled companies or entities are not subject to such withholding tax. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Nuevos Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding income tax of 4.1 percent. See “Item 10. Additional Information—E. Taxation—Peruvian Tax Considerations.”

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

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a statement of financial position at any given time). We, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of financial statements which show the existence of net distributable income obtained during the current fiscal year. In the event that, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, we could legally require all shareholders (including holders of ADRs) to return such payment to us with interest. However, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2007 to 2011. Dividends with respect to the years 2007 to 2011 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2007	0.18	0.22	0.40	0.18	0.22	0.40	0.18	0.22	0.40
2008	0.09	0.02	0.11	0.09	0.02	0.11	0.09	0.02	0.11
2009	0.02	0.14	0.16	0.02	0.14	0.16	0.02	0.14	0.16
2010	0.30	0.16	0.46	0.30	0.16	0.46	0.30	0.16	0.46
2011	0.33	0.23	0.56	0.33	0.23	0.56	0.33	0.23	0.56

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of the non-controlling shareholders that were formerly contained in Law No. 26985, which had been abrogated. Legislative Decree No. 1061, effective since June 29, 2008, has amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will issue a notice within sixty days after the Annual Obligatory Shareholders’ Meeting, or after the expiration of the three-month period after the end of the prior fiscal year in which such Annual Obligatory Shareholders’ Meeting is required to be held, the total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares; the total amount of uncollected dividends; and where shares and dividends pending claim are available for the non-controlling shareholders. The publication must be made in the official gazette “El Peruano,” on our website and on the SMV’s website. Article 262-B describes the procedure to request share certificates and/or dividends. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV.

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

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2007	1.53	186.00	82.50	137.20	61.00	25.39	0.02	126.50	82.00
2008	1.63	118.75	33.00	274.92	42.89	9.00	0.02	90.00	40.00
2009	2.53	122.00	45.05	345.53	42.69	14.00	0.61	90.00	40.00
2010	1.44	155.50	83.00	271.37	57.20	28.59	0.04	110.00	78.00
2011	2.50	136.00	98.72	323.07	49.53	35.33	0.02	110.00	98.00

Quarterly highs and lows

2010
1st quarter	0.28	112.00	83.00	72.88	38.84	28.59	0.01	86.00	78.00
2nd quarter	0.17	114.50	87.90	85.56	40.89	29.84	0.02	87.50	80.00
3rd quarter	0.34	126.60	100.50	53.78	45.20	35.59	0.01	90.00	86.00
4th quarter	0.65	155.50	126.50	59.46	57.20	44.67	0.01	110.00	100.00

2011
1st quarter	0.22	136.00	113.00	75.72	49.53	39.30	0.01	110.00	100.00
2nd quarter	0.87	121.80	99.10	101.09	44.78	35.33	0.01	100.00	100.00
3rd quarter	0.71	134.10	100.40	82.42	49.45	36.12	0.01	105.00	98.00
4th quarter	0.70	123.00	98.72	63.84	45.80	35.58	0.00	104.60	101.40

Monthly highs and lows

2011
October	0.34	118.00	100.10	19.97	44.15	35.58	0.00	104.60	104.60
November	0.29	123.00	103.30	21.14	45.80	37.94	0.00	104.50	101.40
December	0.08	109.00	98.72	22.74	40.62	36.14	0.00	101.40	101.40
2012
January	0.04	117.00	102.00	15.48	43.90	37.71	0.00	100.10	100.10
February	0.17	115.50	105.51	15.65	43.50	38.61	0.00	100.30	99.50
March	0.32	112.00	103.00	23.46	40.95	37.69	0.00	99.50	99.50

(1)   Source: Lima Stock Exchange

(2)   Source: Bloomberg; Yahoo Finance

As of March 31, 2012, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2012, there were 1,214 owners of record of the Common Shares and 920 owners of record of the Investment Shares.

B.  Plan of Distribution

Not applicable.

C.  Markets

The Common Shares and ADSs representing the Common Shares (each ADS representing two Common Shares) have been listed and traded on the New York Stock Exchange under the symbol “BVN.” In addition, the Common Shares and Investment Shares are listed and traded on the Lima Stock Exchange.

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

Directors are elected as a group for a term of three years and may be reelected indefinitely. Pursuant to Article 29 of our By-laws, Directors are not required to be shareholders. The Board of Directors, in its first meeting after the Annual Obligatory Meeting during which elections are held, must choose from among its members a Chairman and a Vice Chairman. The Peruvian Companies Law requires that all companies (sociedades anónimas) provide for the representation of non-controlling shareholders on their Boards of Directors. To that effect, each of our Common Shares gives the holder the right to as many votes as there are directors to be elected. Each holder may pool his votes in favor of one person or distribute them among various persons. Those candidates for the Board who receive the most votes are elected directors.

The Board of Directors meets when called by the Chairman of the Board, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, provides that directors and managers are liable for economic damages or any other kind of damages caused to us by any transaction we may enter into with them.

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

Our By-laws also do not contain any provisions with respect to the power of the Directors to vote upon matters relating to their own compensation. Nevertheless, Article 30 of the By-laws requires that the Board of Directors receive compensation of no more than 4 percent of the profits of each fiscal year after making deductions for workers’ profit sharing, taxes, reinvestment of profits for tax benefits and legal reserves. This amount will be submitted for ratification by the General Meeting during the annual obligatory meeting, at which time it approves the statement of financial position, taxes, reinvestment of profits for tax benefits and legal reserves.

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

Our share capital may be increased by holders of Common Shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of Common Shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50 percent of capital to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the SMV, the Lima Stock Exchange and the Superintendencia Nacional de Administración Tributaria (SUNAT) and published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law. If we do not hold the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholders’ meeting required by the Peruvian Companies Law or our By-Laws, the SMV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting, which will take place in a reasonable period of time. Other shareholders’ meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least 5 percent of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of 5 percent of the Common Shares, the shareholders’ meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, or the Board expressly or implicitly refuses to convene the shareholders’ meeting, the SMV will call for such meeting after giving notice to the Board of such request. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or the date of the meeting prescribed by the request or (c) schedules the shareholders’ meeting more than 45 days after the date on which the summons is published. If the SMV calls for a shareholders’ meeting, the SMV will indicate the place, time and hour of the meeting, the agenda and the person who will preside. If it is a meeting other than the Annual Obligatory Meeting or a shareholders’ meeting required by the Peruvian Companies Law or the By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 016-2004-EF/94.10, Resolución CONASEV No. 015-2005-EF/94.10 and Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta such as us and to request the SMV to call a shareholders’ meeting if it is not called by the sociedad anónima abierta upon request. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

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

Under our By-Laws, the following actions are to be taken at the annual obligatory shareholders’ meetings: approval of our statements of financial position, profit and loss statements and annual reports; approval of management performance; allocation of profits; election of external auditors; election of the members of the Board of Directors; and any other matters submitted by the Board of Directors. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of the By-Laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

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

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10 and Regulation No. 05-2009-EF-94.01.1 of the SMV, when an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25 percent) of the voting shares of a company, as well as upon any person or group increasing its ownership above the 50 percent and 60 percent thresholds, a procedure known as Oferta Pública de Adquisición, or Takeover Bid, must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF.94.10 of the SMV as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5 percent of our paid-in capital.

Changes in Capital

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

C.  Material Contracts

On December 2, 2009, Banco de Crédito del Peru, as lessor, executed a financial lease agreement with Conenhua, Huanza, as lessee, and us, as guarantor, in the amount of US$119 million for construction of a hydroelectric power station. The term of the lease is ten years and the interest rate is (i) LIBOR plus 4 percent from the first disbursement until six months after the start of commercial operation of the power station and (ii) LIBOR plus 4.1 percent from six months after the start of commercial operation of the power station until maturity. An English summary of the financial lease agreement is filed as Exhibit 4.2 of our Annual Report on Form 20-F for the year ended December 31, 2010.

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

E.  Taxation

The following summarizes the material Peruvian and United States tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes and holders of 10 percent or more of our voting shares. There is no tax treaty currently in effect between Peru and the United States, except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the United States which are subject to change and possibly with retroactive effect.

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

Capital Gains

Pursuant to Article 6 of the Peruvian Income Tax Law, or the ITL, individuals and entities resident in Peru are subject to Peruvian Income Tax on their worldwide income while non-resident individuals or entities are subject to Peruvian Income Tax on their Peruvian source income only.

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

For nonresident individuals, the first five Tax Units (approximately US$6,800) of capital gains deriving from the transfer of securities are exempt from the Income Tax. However, if the transferor is a resident entity, capital gains deriving from the disposal of securities will be treated as any other taxable income subject to the 30 percent Corporate Income Tax rate.

Furthermore, if the transferor is a resident individual, the first five Tax Units (approximately US$6,800) of capital gains deriving from the transfer of securities are exempt from the Income Tax. The excess is subject to the 6.25 percent annual Income Tax rate regardless of whether or not the transaction is carried out on the Lima Stock Exchange and regardless of how many transactions are carried out by such individual. In this case, the 6.25 percent Income Tax rate will be applicable over the annual net capital gain, which is calculated by deducting from the annual gross capital gain the following (in the order listed): (i) the non-taxable income of approximately the first US$6,800; (ii) 20 percent of the annual gross capital gain and (iii) annual losses resulting from the disposal of shares during the same fiscal year.

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

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or Common Shares. No stamp, transfer or similar tax applies to any transfer of Common Shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15 percent of value sold), fees payable to the SMV (0.05 percent of value sold), brokers’ fees (about 0.05 percent to 1 percent of value sold) and Value Added Tax (at the rate of 18 percent) on commissions and fees. Any investor who sells its Common Shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the Common Shares.

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

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are subject to the informational requirements of Exchange Act. In accordance with these requirements, we file annual reports and other information to the SEC. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 3 World Financial Center, Suite 400, New York, New York 10281-1022. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and some of the other information submitted by us to the SEC may be accessed through this web site.

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

Commodity Contracts

Gold, silver, lead and copper hedging and sensitivity to market price

Our revenues and earnings are to a great extent influenced by world market prices for gold, copper, silver, zinc and lead that fluctuate widely and over which we have no control. We and our wholly-owned subsidiaries are completely unhedged as to the price at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

As of March 31, 2012, we had no fixed price commitments for the sale of our metals. As of March 31, 2012, we had no silver derivative contracts or gold convertible put option contracts in place.

As of March 31, 2012, all outstanding hedging transactions to which El Brocal is a party were non-delivery zero cost (Asian) option collars. Remaining hedging commitments amount to 18 percent of payable metal during 2012 on the following terms: 4,500 metric tons of copper at an average price range of US$7,500 to US$8,420 per metric ton.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2012.

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

Fees Incurred in Past Annual Period

From January 1, 2011 to March 31, 2012, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures

As of December 31, 2011, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, Medina, Zaldívar, Paredes & Asociados, has issued an attestation report on our internal control over financial reporting, which is included below.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compañía de Minas Buenaventura S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011 of Compañía de Minas Buenaventura S.A.A. and subsidiaries and our report dated April 30, 2012, expressed an unqualified opinion thereon.

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ MARCO ANTONIO ZALDÍVAR

Marco Antonio Zaldívar

C.C.P.A. Register No. 12477

Lima, Peru

April 30, 2012

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Audit Committee proposed at the General Meeting that Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young Global, be elected as the independent auditor for 2011. Medina, Zaldívar, Paredes & Asociados has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2010 and 2011, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Medina, Zaldívar, Paredes & Asociados for 2010 and 2011.

	Year ended December 31,
	2010		2011
Audit Fees	US$	906,982	US$	1,124,451
Tax Fees	US$	214,179	US$	213,764
Total	US$	1,121,161	US$	1,338,215

Audit Fees. Audit fees in the above table are the aggregate fees billed by Medina, Zaldívar, Paredes & Asociados in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2010 and 2011.

Tax Fees. Tax fees in the above table are fees billed by Medina, Zaldívar, Paredes & Asociados in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy. In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members an engagement letter is executed. The Audit Committee approved all audit and tax fees in 2011.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2011, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

The NYSE’s listing standards also require United States domestic companies to adopt and disclose corporate governance guidelines. In July 2002, the SMV and a committee comprised of regulatory agencies and associations prepared and published a list of suggested corporate governance guidelines called “Principles of Good Governance for Peruvian Companies.” These principles are disclosed on the SMV’s website at http://www.smv.gob.pe. Our code of business conduct and ethics establishes our principles of good corporate governance and, as indicated in “Item 16B. Code of Ethics,” is posted on our website.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

Page

(a)	Index to Financial Statements and Schedules

COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES			F-2

MINERA YANACOCHA S.R.L.			F-102

SOCIEDAD MINERA CERRO VERDE S.A.A.			F-135

(b)	Index to Exhibits

	1.1	By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

	1.2	By-Laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

	4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A., dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

	4.2	English Summary of the Financial Lease Agreement (Arrendamiento Financiero), dated as of December 2, 2009, by and among Banco de Crédito del Peru, as lessor, Compañía de Minas Buenaventura S.A.A., as guarantor, Empresa de Generación de Huanza, S.A., as lessee, and Consorcio Energético Huancavelica S.A. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 28, 2011).

	11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

	12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

	12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

	13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

	13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ CARLOS E. GÁLVEZ PINILLOS
Carlos E. Gálvez Pinillos
Chief Financial Officer

Dated: April 30, 2012

Exhibit Index

Exhibit No.	Document Description

1.1	By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-Laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

4.2	English Summary of the Financial Lease Agreement (Arrendamiento Financiero), dated as of December 2, 2009, by and among Banco de Crédito del Peru, as lessor, Compañía de Minas Buenaventura S.A.A., as guarantor, Empresa de Generación de Huanza, S.A., as lessee, and Consorcio Energético Huancavelica S.A. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 28, 2011).

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

† Filed herewith.

F-1

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2011, 2010 and as of January 1, 2010, together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

ERNST & YOUNG	Medina, Zaldivar, Paredes
& Asociados Sociedad Civil

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated financial statements of Compañía de Minas Buenaventura S.A.A. (a Peruvian corporation) and Subsidiaries (together the “Company”), which comprise the consolidated statement of financial position as of December 31, 2011 and 2010 and as of January 1, 2010, and the related consolidated income statement, statement of comprehensive income, statement of changes in shareholders’ equity and statement of cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We have not audited the financial statements for each of the years ended December 31, 2011, 2010 and 2009 of Minera Yanacocha S.R.L (an associate in which the Company has a 43.65% interest through its subsidiary, Compañía Minera Condesa S.A.). Those statements were audited by other auditors whose reports were furnished to us and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the reports of the other auditors. In the consolidated financial statements of the Company, the investment on the statement of financial position amounts to US$1,312.1, US$1,033.0 and US$781.0 as of December 31, 2011, 2010 and 2009, respectively; and the share in the net income of this entity amounts to US$279.7, and US$251.5 million for the years ended December 31, 2011 and 2010, respectively.

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

In our opinion, based on our audit and the reports of other auditors on Minera Yanacocha S.R.L., the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and Subsidiaries as of December 31, 2011 and 2010 and as of January 1, 2010 and its financial performance and its cash flows for each of the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion thereon.

Lima, Peru,

April 30, 2012

Countersigned by:

/s/ Marco Antonio Zaldívar

Marco Antonio Zaldívar

C.P.C.A. Register No.12477

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position
As of December 31, 2011, 2010 and as of January 1, 2010

				As of
				January 1,
	Note	2011	2010	2010
		US$(000)	US$(000)	US$(000)

Asset
Current asset
Cash and cash equivalents	5(a)	480,968	600,796	714,454
Financial assets at fair value through profit or loss	6	52,178	50,154	-
Trade accounts receivable, net	7(a)	172,569	160,928	122,950
Other accounts receivable	8(a)	48,521	42,218	20,478
Accounts receivable from associates	32(c)	47,425	18,903	21,866
Embedded derivatives for concentrates sales, net	28(c)	-	13,645	4,546
Derivative financial instruments	28(a)	1,283	-	-
Inventory, net	9(a)	149,108	82,332	40,354
Prepaid expenses		16,234	2,990	8,236
Total current asset		968,286	971,966	932,884

Other accounts receivable	8(a)	5,570	14,425	12,244
Other accounts receivable from associates	32(c)	32,262	20,736	-
Long-term inventory	9(a)	48,845	27,160	4,492
Investment in associates	10(a)	1,935,004	1,429,678	1,151,039
Mining concessions, development cost and property, plant and equipment, net	11(a)	830,997	635,236	463,857
Deferred income tax asset, net	25(a)	125,538	174,050	202,331
Other assets		7,047	6,095	5,045
Total assets		3,953,549	3,279,346	2,771,892

Liabilities and shareholders’ equity, net
Current liability
Trade accounts payable	13	142,375	91,374	61,357
Income tax payable		36,423	27,125	20,528
Other accounts payable	14	41,150	50,147	32,794
Provisions	15	91,287	65,855	51,252
Other accounts payable to associates	32(c)	883	1,584	-
Embedded derivatives for concentrates sales, net	28(c)	7,306	-	-
Derivative financial instruments	28(a)	-	16,291	1,468
Financial obligations	16(a)	1,042	2,018	79,452
Total current liabilities		320,466	254,394	246,851

Other non-current provisions	15	86,528	116,214	102,008
Other accounts payable to associates	32(c)	1,004	1,370	-
Financial obligations	16(a)	105,072	55,134	150,555
Derivative financial instruments	28(a)	-	6,897	5,375
Total liability		513,070	434,009	504,789

				As of
				January 1,
	Note	2011	2010	2010
		US$(000)	US$(000)	US$(000)

Shareholders’ equity, net	17
Capital stock, net of treasury shares for US$62,622,000 in 2011, 2010 and as of January 1, 2010		750,540	750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2011, 2010 and as of January 1, 2010		2,019	2,019	2,019
Additional paid-in capital		225,978	225,978	225,978
Legal reserve		162,639	162,633	112,363
Other reserves		269	269	269
Retained earnings		2,034,768	1,471,012	974,818
Cumulative unrealized, gain (loss)		2,068	(5,906)	(1,404)
		3,178,281	2,606,545	2,064,583
Non-controlling interest		262,198	238,792	202,520

Total shareholders’ equity, net		3,440,479	2,845,337	2,267,103

Total liabilities and shareholders’ equity, net		3,953,549	3,279,346	2,771,892

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement
For the years ended December 31, 2011 and 2010

	Note	2011	2010
		US$(000)	US$(000)
Operating income
Net sales	19	1,493,882	1,047,885
Royalty income	32(a)	62,742	55,883
Total income		1,556,624	1,103,768
Operating costs
Cost of sales, without considering depreciation and amortization	20	(446,163)	(347,129)
Exploration in units in operation	21	(109,355)	(91,441)
Depreciation and amortization		(96,381)	(74,864)
Royalties	22	(60,262)	(52,270)
Total operating costs		(712,161)	(565,704)
Gross income		844,463	538,064

Operating expenses
Administrative	23	(75,170)	(107,237)
Exploring in non-operating areas	24	(49,593)	(36,105)
Selling		(11,617)	(9,375)
Excess of workers’ profit sharing	15(c)	(6,221)	-
Reimbursement of exploration expenses on projects	32(a)	-	15,013
Reversal for impairment of long-lived assets	12	-	13,135
Other operating income, net		2,513	10,653

Total operating expenses		(140,088)	(113,916)
Operating income		704,375	424,148
Other income (expenses), net
Share in the results of associates	10(b)	468,363	428,885
Interest income		11,827	8,203
Interest expense		(11,823)	(12,271)
Loss from currency exchange difference, net		(675)	(750)
Total other income, net		467,692	424,067
Income before income tax		1,172,067	848,215

Income tax	25(b)	(211,589)	(123,326)

Net income		960,478	724,889

Attributable to:
Non-controlling interest		101,551	64,068
Owners of the parent		858,927	660,821
		960,478	724,889
Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	26	3.77	2.85

Weighted average number of shares outstanding (common and investment), in units	26	254,442,328	254,442,328

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Comprehensive Income
For the years ended December 31, 2011 and 2010

	Note	2011	2010
		US$(000)	US$(000)

Net income		960,478	724,889
Net change in unrealized gain (loss) on hedging derivative financial instruments	28(b)	24,471	(16,345)
Income tax for the effect on change in unrealized gain (loss) on hedging derivate financial instruments	28(b)	(7,395)	4,903
Net change in unrealized gain (loss) on other investments		(687)	477
Other comprehensive income		16,389	(10,965)

Total comprehensive income		976,867	713,924
Attributable to:
Owners of the parent		866,901	656,319
Non-controlling interest		109,966	57,605
		976,867	713,924

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2011 and 2010

	Attributable to owners of the parent
	Capital stock, net of treasury shares
	Number of							Cumulative		Non-
	shares	Common	Investment	Additional	Legal		Retained	unrealized,		controlling
	outstanding	shares	shares	paid-in capital	reserve	Other reserves	earnings	gain (loss)	Total	interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2010	253,759,664	750,540	2,019	225,978	112,363	269	974,818	(1,404)	2,064,583	202,520	2,267,103
Net income	-	-	-	-	-	-	660,821	-	660,821	64,068	724,889
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal, note 28(b)	-	-	-	-	-	-	-	(4,979)	(4,979)	(6,463)	(11,442)
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	477	477	-	477

Total comprehensive income of the year	-	-	-	-	-		660,821	(4,502)	656,319	57,605	713,924
Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(117,043)	-	(117,043)	(39,176)	(156,219)
Expired dividends	-	-	-	-	27	-	-	-	27	-	27
Capitalization of debt to minority shareholder of La Zanja	-	-	-	-	-	-	-	-	-	19,634	19,634
Transfer to legal reserve	-	-	-	-	50,243	-	(50,243)	-	-	-	-
Capitalization of debt to minority shareholder	-	-	-	-	-	-	2,659	-	2,659	(1,791)	868

Balance as of December 31, 2010	253,759,664	750,540	2,019	225,978	162,633	269	1,471,012	(5,906)	2,606,545	238,792	2,845,337

Net income	-	-	-	-	-	-	858,927	-	858,927	101,551	960,478
Net change in unrealized gain on hedging derivative financial instruments held by El Brocal, note 28(b)	-	-	-	-	-	-	-	8,661	8,661	8,415	17,076
Net change in unrealized loss on other investments	-	-	-	-	-	-	-	(687)	(687)	-	(687)

Total comprehensive income	-	-	-	-	-	-	858,927	7,974	866,901	109,966	976,867

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(142,488)	-	(142,488)	(66,736)	(209,224)
Expired dividends	-	-	-	-	6	-	-	-	6	-	6
Acquisition of non-controlling interest in El Brocal and Colquijirca, note 1(f)	-	-	-	-	-	-	(141,235)	-	(141,235)	(24,107)	(165,342)
Other acquisitions of non-controlling interests	-	-	-	-	-	-	(11,448)	-	(11,448)	4,283	(7,165)

Balance as of December 31, 2011	253,759,664	750,540	2,019	225,978	162,639	269	2,034,768	2,068	3,178,281	262,198	3,440,479

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows
For the years ended December 31, 2011 and 2010

	2011	2010
	US$(000)	US$(000)
Operating activities
Proceeds from sales	1,505,476	997,829
Royalty received	56,153	58,825
Value added tax (VAT) recovered	22,585	7,480
Interest received	8,528	8,098
Dividends received	-	182,955
Payments to suppliers and third parties	(701,728)	(473,630)
Payments to employees	(135,428)	(126,042)
Income tax paid	(111,802)	(56,251)
Payments of royalties	(73,776)	(55,265)
Payments of interest	(2,543)	(6,377)

Net cash and cash equivalents provided by operating activities	567,465	537,622

Investment activities
Proceeds from sale of investments	60,379	-
Proceeds from sale of mining concessions, development cost and property, plant and equipment	7,891	694
Decrease (increase) in time deposits	7,814	(17,935)
Additions to mining concessions, development cost, property, plant and equipment	(317,816)	(253,275)
Payments for purchase of investment shares	(277,485)	(19,625)
Additions to financial assets at fair value through profit or loss	-	(50,000)

Net cash and cash equivalents used in investment activities	(519,217)	(340,141)

Financing activities
Increase in financial obligations	50,962	53,262
Dividends paid	(142,488)	(117,043)
Dividends paid to minority shareholders	(66,736)	(39,176)
Payments of financial obligations	(2,000)	(226,117)

Net cash and cash equivalents used in financing activities	(160,262)	(329,074)

Decrease in cash and cash equivalents for the period, net	(112,014)	(131,593)
Cash and cash equivalents at beginning of period	582,861	714,454

Cash and cash equivalents at the period-end, note 5(a)	470,847	582,861

F-10

	2011	2010
	US$(000)	US$(000)
Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to owners of the parent	858,927	660,821
Add (less)
Depreciation and amortization	118,322	90,021
Net income attributable to non-controlling interest	101,551	64,068
Deferred income tax	42,369	34,744
Provision for estimated fair value of embedded derivatives of concentrate sales and adjustments on open liquidations	33,889	(20,500)
Accretion expense of the provision for closure of mining units	9,100	6,392
Net cost of plant and equipment retired and sold	1,858	3,136
Loss from currency exchange difference	675	750
Share in the results of associates, net of dividends received in cash	(468,363)	(245,930)
Provision for long-term officers’ compensation	(5,982)	42,425
Provisions	(4,254)	29,559
Provision for slow moving and obsolescence supplies	(2,038)	2,025
Net changes in assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable, net	(11,641)	(37,978)
Other accounts receivable	2,552	(23,921)
Other accounts receivable from associates	(40,048)	(17,773)
Inventory, net	(88,461)	(64,646)
Prepaid expenses	(13,244)	5,246
Increase (decrease) in operating liabilities -
Trade accounts payable	51,001	30,017
Income tax payable	9,298	6,597
Other accounts payable	(28,046)	(27,431)

Net cash and cash equivalents provided by operating activities	567,465	537,622

Transactions that did not affect cash flows:
Increase (decrease) in the book of long-lived assets	1,571	(199)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements
As of December 31, 2011, 2010 and January 1, 2010

1.	Identification and business activity

(a)	Identification -

Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953. Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York. Buenaventura’s legal domicile is at Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity -

Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates eight mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca. In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit and Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila - Paula mining unit. The Company also holds interests in a number of other mining companies. The Company also owns an electric power distribution company, an electric power generation company (construction stage), a mining engineering services company and another company which will provide chemical processing to treat concentrates from Uchucchacua. See note 1(d).

(c)	Approval of consolidated financial statements –

The consolidated financial statements as of December 31, 2011 and 2010 and the consolidated statement of financial position as of January 1, 2010 (date of transition to IFRS) were approved by Management on April 30, 2012 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings.

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentage as of
	December 31, 2011		December 31, 2010
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (*)	82.91	17.09	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	100.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (**) (e), (f)	2.54	48.18	4.25	39.23
Inversiones Colquijirca S.A. (**) (f)	99.99	-	81.42	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	100.00	-	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	100.00	-	100.00	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generación Huanza S.A. (g)	-	100.00	-	100.00

Services
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Industrial activities
Procesadora Industrial Rio Seco S.A. (h)	100.00	-	100.00	-

(*)	During the year 2011, Cedimin capitalized its accounts payable to Buenaventura amounted to US$13,900,000. As a consequence, the Company increased its direct ownership percentage from 44.83 percent to 82.91 percent and Compañía Minera Condesa S.A., reduced its direct ownership from 55.17 percent to 17.09 percent in Cedimin’s capital stock.

(**)	As of December 31, 2011, Buenaventura’s participation in El Brocal common shares was 53.72 percent (46.08 percent as of December 31, 2010). Inversiones Colquijirca S.A. (hereafter “Colquijirca”), Buenaventura’s subsidiary (99.99 percent as of December 31, 2011 and 81.42 percent as of December 31, 2010) has a 51.06 percent interest in El Brocal, through which Buenaventura held an indirect participation of 48.18 percent as of December 31, 2011 and 39.23 percent as of December 31, 2010 in El Brocal, see note 1(f).

(e)	Project for the expansion of El Brocal operations –

On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 DMT per day of ore. This project, will allow processing ore with lower lead–zinc grade from Tajo Norte and copper from Marcapunta, divided in three stages:

-	First: Optimization of the current plant of 5,000 DMT/day to 7,000 DMT/day.

-	Second: New concentrate plant 2,490 DMT/day.

-	Third: Expansion of the new plant from 2,490 DMT/day to 11,000 DMT/day.

As of December 31, 2011, El Brocal concluded the first and second stages of the Project.

As of December 31, 2011 and 2010, the works related to the project to expand operations, which costs have been capitalized, considering the project economic feasibility study by El Brocal’s Management criteria, are the following:

	2011	2010
	US$(000)	US$(000)
Mine development costs
Expansion of Tajo Norte – Marcapunta Norte	16,429	16,127

Mining concessions and property, plant and equipment
Expansion of refining plant capacity to 18,000 DMT	103,337	86,189
Optimization of crushing plant and conveyor belt	17,018	13,110
New offices and camps	13,350	478
Expansion of power grid	7,941	7,174
Construction of Huachacaja tailings areas	7,825	3,217
Support area	3,067	1,782
Program management	2,476	2,327
Other minor activities	2,857	120
	157,871	114,397
Total expenditures	174,300	130,524

(f)	Changes in the participation of Colquijirca and El Brocal -

Inversiones Colquijirca S.A.

On July and August of 2011, the Company increased its participation to 99.99 percent in Colquijirca; acquiring shares amounted to US$197,021,000, which was totally paid in cash at the date of consolidated statement of financial position.

According to IFRS (note 2.3(h) and 3.5(e)), the difference between price paid and the carrying amount of these shares amounted to US$166,692,000, was recorded in “Retained earnings” caption in the consolidated statement of changes in shareholders’ equity.

Sociedad Minera El Brocal S.A.A.

During the year 2011, the Company purchased and sold El Brocal’s shares. The disbursements to acquire 1.38 percent of El Brocal’s shares amounted to US$28,282,000, which was totally paid in cash at the date of consolidated statement of financial position. Revenues from the sale of 3.09 percent of El Brocal’s shares amounted to US$68,142,000.

According to IFRS (note 2.3(h) and 3.5(e)), the difference between price paid and the carry amount of these shares and the price received net of cost from shares sold, amounted to US$23,292,000, was recorded in “Retained earnings” caption in the consolidated statement of changes in shareholders’ equity.

(g)	Construction of hydroelectric power station –

In November 2009, the Consorcio Energetico de Huancavelica S.A. Board of Directors approved the construction of the 90.6 MW capacity Huanza Hydroelectric Power Station, located in the Santa Eulalia river valley. This investment of US$145,000,000, is in progress since March 2010; its construction is expected to take thirty-three months. This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energetico de Huancavelica S.A.’s own resources.

As of December 31, 2011, the investment in this project amounted to US$119,509,000 (US$63,958,000 as of December 31, 2010).

As of December 31, 2011 and 2010, the work related to the construction of Huanza Hydroelectric Power station is the following:

	2011	2010
	US$(000)	US$(000)
Development cost
Concessions and others	2,142	2,128

Property, plant and equipment
Water conductor system	50,468	12,138
Preliminary work	41,812	35,792
Borrowing cost	6,364	2,420
Access road	6,305	5,543
Round house and yard keys	3,128	95
Transmission line in 60 KV	2,766	2,682
Conduction tube line – Conay River	2,189	-
Other minor activities	4,335	3,160
	117,367	61,830

Total included in work in process	119,509	63,958

(h)	Construction of washing plant, sulfuric acid and manganese sulfate –

At Board of Directors held on October 28, 2010, agreed the constitution of Procesadora Industrial Rio Seco S.A., in order to carry out the plant for the manganese sulfate project. The project is located in the community of Lomera in Huaral at 102 kilometers from Lima. The main objective of this project is to wash with sulfuric acid, the manganese content in the lead-silver concentrate of Uchucchacua mining unit to reduce the level of manganese and to obtain a higher value added in ore concentrate. This process will also improve and increase recovery of silver reserves. For the treatment of gaseous effluents of the process, a sulfuric acid recovery plant will be installed, that will be used for the acid wash of the concentrate.

The total estimated investment for the construction of the washing plant, the plant of sulfuric acid and manganese sulphate plant amounted to US$80,000,000 and it is expected to be completed in the third quarter of 2012.

2.	Significant accounting principles

2.1	Basis of preparation -

Statement of compliance -

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”), as issued by the International Accounting Standards Board (hereinafter “IASB”), effective as of December 31, 2011.

Measurement basis -

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities at fair value through profit or loss which include the derivative financial instruments and the liability for stock appreciation rights that have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand (US$ thousand), except when otherwise indicated, see note 2.3.(a).

Basis of consolidation -

The consolidated financial statements comprise Buenaventura’s financial statements and its subsidiaries in which Buenaventura controls, which generally is represented by more than 50 percent equity participation and/or exercises control. All significant inter-company balances and transactions have been eliminated.

See note 1(d) for a list of the companies included in the consolidated financial statements.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using accounting consistent principles and policies.

The shareholders’ equity attributable to the non-controlling interest is shown in the consolidated statement of financial position. Earnings attributable to the non-controlling interest are shown separately in the consolidated income statement.

The Company changed the ownership interest of its subsidiaries, without a loss of control. Consequently, they are accounted for as an equity transaction.

2.2	Significant accounting judgments, estimates and assumptions -

The preparation of consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of consolidated financial statements, and reported amounts of revenues and expenses to be reported for the years ended December 31, 2011 and 2010. In Management’s opinion, these estimates were made on the basis of their best knowledge of the relevant facts and circumstances at the date of preparation of consolidated financial statements; however, the actual outcomes can differ from these estimates. The Company’s Management does not expect that these changes would have a significant effect on the consolidated financial statements.

Company’s Management considers the following significant estimates to prepare the consolidated financial statements:

(a)	Provision for closure of mining units – (note 2.3.(n) and note 15(a))

The Company assesses its provision for closure of mining units annually. Significant estimates and assumptions are made in determining this provision, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulations changes, costs increases as compared to the inflation rates and changes in the discount rates. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at reporting date represents Management’s best estimate of the present value of future rehabilitation costs required.

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

(c)	Unit-of-production depreciation - (note 2.3.(g)) -

Reserves are used in determining the depreciation and amortization of mine specific assets. This results in a depreciation or amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regarded to: i) physical life limitations, and ii) present assessments of economically recoverable reserves of the mine property. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes are recorded prospectively.

(d)	Exploration and mine development costs – (note 11, 21 and 24)

The application of the Company’s accounting policy for exploration and mine development costs requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation. The determination of reserves and mineral resources is a complex estimation that requires varying degrees of uncertainty depending on sub-classification and these estimates directly impact the point of deferral of exploration and mine development costs and its amortization method for development cost. The deferral policy requires Management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction, operation and sale of mineral can be established. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in profit or loss in the period when the new information becomes available.

(e)	Share-based payment transactions – (note 15)

The Company measures the cost of cash-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 15(b).

(f)	Impairment of non-financial assets – (note 12)

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes a formal estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use and is determined for an individual asset (cash-generating unit) unless the asset does not generate cash inflows that are clearly independent of those from other assets or groups of assets. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs, and others.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(g)	Contingencies – (note 31)

By their nature, contingencies will only be resolved when one or more future events do or do not occur. Determining contingencies inherently involves the exercise of judgment and estimates of the outcome of future events.

(h)	Fair value of financial instruments – (note 30)

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible. Where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

(i)	Production start date – (note 11(c))

The Company assesses the stage of each mine under development to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mining project, the complexity of a plant and its location. The Company considers various relevant criteria for assessing when the mine is substantially complete and ready for its planned use. Some of the criteria used will include, but are not limited to, the following:

-	Level of capital expenditure incurred compared to the original construction cost estimates.

-	Completion of a reasonable period of testing of the mine plant and equipment.

-	Ability to produce metal in saleable form (within specifications).

-	Ability to sustain ongoing production of metal.

When a mine development project moves into the production stage, the capitalization of certain mine development costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development. It is also at this point that depreciation or amortization commences.

(j)	Recovery of deferred tax assets – (note 25)

An assessment is required to determine whether deferred tax assets should be recognized in the consolidated statement of financial position. Deferred tax assets, including those resulting from unused tax losses, require Management to assess the likelihood that the Company would generate taxable earnings in future periods to apply the deferred tax assets. Estimated future taxable income is based on projections of cash flows from operations and application of the tax law existing in each jurisdiction. To the extent to which future cash flows and taxable income differ significantly from those estimated; they could have an impact on the Company’s capability to realize the deferred tax assets posted as of the reporting date.

Additionally, future changes in tax law in the jurisdictions in which the Company operates could limit the Company’s ability to obtain tax deductions in future periods.

(k)	Inventories – (note 9)

Inventories are classified in short and long-term according to the period of time in which Management estimates will begin the production stage of concentrate extracted of each mining unit.

Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile. The content of gold ounces and activated coal is calculated based on assay data, and the estimated recovery percentage according to the expected processing method.

Stockpile tonnages are verified by periodic surveys.

(l)	Expected recovery rates used to estimate mineral contained in the in-process inventories (note 9(b)) -

For determining the quantity of mineral contained in the products in process the Management uses a reasonable methodology to estimate the mineral content that is treated at the date of the consolidated financial statement. The amount of mineral added in the products in process is determined by the sampling of mill volumes and the daily production records. The sampling and assays determine the head grade of the mineral added to the products in process.

The recovery rates of the products in process are determined by metallurgical sampling. The mineral recoverability of the products in process, once the production process begins, can be reasonable estimated. The rate is determined using small scales of laboratory tests, historic trends and others factors.

The rates and estimates are adjusted periodically.

2.3	Summary of significant accounting principles and policies -

(a)	Foreign currency translation -

Functional and presentation currency

Financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency.

Transactions and balances in foreign currency -

Transactions in foreign currency (any currency different from the functional currency) are initially recorded at the functional currency rate in force at the date of the transaction. The exchange rates issued by the Superintendencia de Banca y Seguros y AFP (SBS) are used in translating foreign currency. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the consolidated statement of financial position. Exchange differences resulting from the settlement of the transactions in foreign currencies and from the translation of the monetary assets and liabilities at the exchange rates at year-end are recognized in the consolidated income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

(b)	Financial assets -

Initial recognition and measurement -

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

Subsequent measurement -

The subsequent measurement of financial assets depends on their classification, as detailed below:

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Assets within this category are classified as current assets if they are held for trading or it is expected to realize them within the next twelve months counted as from the consolidated statement of financial position date. Gain or losses on investments held for trading are recognized in profit and loss. The Company has classified as financial assets at fair value through profit or loss its mutual funds of variable income, see note 6 and embedded derivates, see note 28(c).

The Company evaluates its financial assets held for trading, other than derivatives, to determine whether the intention to sell them in the near term is still appropriate. When the Company is unable to trade these financial assets due to inactive markets and Management’s intention to sell them in the foreseeable future significantly changes, the Company may elect to reclassify these financial assets in rare circumstances. The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation.

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

The Company assesses whether as of the date of its consolidated financial statements, there is objective evidence of an impairment in the value of financial assets (such as the debtor’s probability of insolvency, significant financial difficulties, failure to pay principal or interest or any observable evidence indicating that the estimated future flows associated with the loans or accounts receivable have decreased. The amount of the impairment is measured as the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at an original effective interest rate or one applicable for similar transactions. The carrying amount of the receivable is reduced by means of an allowance account. The amount of the loss must be recognized in the consolidated income statement. Impaired accounts receivable or loans are written off when they are considered uncollectible.

If the amount of the loss should decrease in a subsequent period, the Company reverses it with a credit entry to the consolidated income statement.

Held-to-maturity investments -

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s Management has the positive intention and ability to hold to maturity. After initial recognition the Company measures their held-to-maturity investments at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated income statement when the investment is disposed, had impairment or through amortization. The Company did not maintain any held-to-maturity investment as of December 31, 2011 and 2010 neither January 1, 2010.

Available-for-sale financial investments -

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the consolidated income statement. The Company did not maintain any available-for-sale financial investment as of December 31, 2011 and 2010 neither January 1, 2010.

Derecognition of financial assets -

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

Impairment of financial assets -

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and if loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with unpaid counts.

Offsetting of financial instruments -

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if (i) there is a currently enforceable legal right to offset the recognized amounts and (ii) there is an intention to settle on a net basis, or to realize the assets and settle the liability simultaneously.

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

The cash and cash equivalents caption presented in the Company’s consolidated statement of financial position includes all cash on hand and deposited in banks, including time deposits whose maturities are three months or more.

Furthermore, this caption presented in the Company’s consolidated statements of cash flows includes cash on hand, time deposits and highly liquid investments with original maturities of three months or less.

(d)	Business combinations -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

In order to calculate goodwill, the amount paid is compared with the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocate to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(e)	Investments in associates -

Investments in entities in which the Company’s ownership is greater than 20 percent or exercise significant influence are accounted for using the equity method. Under this method, the investment in the associate is carried in the consolidated statement of financial position at cost plus acquisition changes in the Company’s share of net assets of the associate. The amount paid in excess of the fair value of the share of net assets of the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The consolidated income statement reflects the share of the results of operations of the associate. When there has been a change recognised directly in the equity of the associate, the Company recognises its share of any changes and discloses this, when applicable, in the consolidated statements of changes in shareholders’ equity. Unrealised gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

Company’s share of profit of an associate is shown on the face of the consolidated income statement. This is the profit attributable to equity holders of the associate and, therefore it is profit after tax and non-controlling interests in the subsidiaries of the associate.

The reporting dates of the associates and the Company are identical and the associates’ accounting policies are consistent with those used by the Company for like transactions and events in similar circumstances. The functional and presentation currency of the associates Yanacocha (through its subsidiary, Compañía Minera Condesa S.A.) and Cerro Verde is the U.S. dollar.

After the application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss of the Company’s investment in associates. The Company determines at each consolidated statement of financial position date whether there is any objective evidence that the investment in associate is impaired. If this is the case, the Company calculates the amount of impairment as being the difference between the fair value of the associate and the acquisition cost and recognizes the amount in the consolidated income statement.

Upon loss of significant influence over the associate, the Company measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

(f)	Inventories -

Dore bars, gold and silver ounces, lead-zinc and copper in concentrate, classified mineral and activated carbon are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

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

Products in process -

Products in process represent mineral that are currently accumulated to be treated in the production of concentrate (including classified mineral of low grade ore). Conversion processes for mining operations vary depending on the nature of the mineral and the specific mining operation.

Products in process material is measured based on assays of the material included in these processes and concentrates recoveries.

Stockpiles of low grade ore (classified mineral) -

Low grade ore are placed in stockpiles to be processed in mid term (3 years) until the project to expand El Brocal’s operations will be concluded (see note 1(e)). In this sense, low grade ore that is stockpiled with the expectation that is will be processed in the future is accounted for in the same way as high grade ore.

When the Company decides to process the stockpiles of low grade ore in the future, the ore is accounted for as non-current inventory and measured at the lower of cost and net realizable value. Annually, the Company’s Management assess the net realizable value of its non-current inventory based on the cash-flow projections obtained by the production and sales of the low grade ore stockpiled considering to: (i) the forward copper price at the year that to be expected to process the low grade ore, (ii) the future costs of processing (considering inflation rates, technological changes and other significant aspects would change), and (iii) the discount rate.

(g)	Property, plant and equipment -

The “Mining rights, development cost and property, plant and equipment, net” caption is stated at cost, net of accumulated depreciation and accumulated impairment in value. The initial cost of an asset comprises its purchase price or construction cost, including customs duties and non-reimbursable taxes, as well as any expense necessary to put such asset into operation, the initial estimates of any rehabilitation obligation and, in the case of qualifying assets, the cost of debt and any expense directly attributable to bringing the asset into operation. The capitalized value of leasing is included in the “Mining rights, development cost and property, plant and equipment, net” caption.

Depreciation -

Unit-of-production method

Depreciation and amortization of assets whose useful life is higher than the life of mine, is calculated base on a unit-of-production basis over the economically recoverable reserves of the mine, except in the case of assets whose useful life is shorter, in which case the straight-line method is applied.

The units of production are measured in recoverable metric tons of concentrate. The unit-of-production rate for the depreciation and amortization takes into account expenditures incurred to date.

Straight-line method

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Years
Buildings, construction and other	Between 6 and 20
Machinery and equipment	Between 5 and 10
Transportation units	5
Furniture and fixtures	10
Computer equipment	4

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from derecognizing an asset (calculated as the difference between the proceeds from the sale and the book value of the asset) is included in the consolidated income statement in the year the asset is derecognized.

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

(h)	Mining rights and concessions -

Mining rights correspond to the mineral reserves and acquisitions of mining concessions allocated as part of the cost of non controlling interest acquisition that took place before transition date to IFRS. See note 3.5(e). Mining rights are presented as part of the “Mining rights, development cost and property, plant and equipment, net” caption, and represent the Company’s ownership of mining properties that contain the mineral reserves acquired. Those mining rights related to mineral reserves are amortized following the units-of-production method based on proven and probable reserves.

Mining concessions correspond to exploration rights in areas of interest to the Company allocated as part of the cost of non controlling interest acquisition that took place before transition date to IFRS. See note 3.5.(e). Mining concessions are capitalized in the consolidated statement of financial position and represent the Company’s ownership of mining properties of geologic interest. Mining concessions are depreciated starting from the production phase following the units-of-production method based on proven and probable reserves. In the event that the Company abandons these concessions, the costs associated are written off in the consolidated income statement.

At the end of each year, the Company assesses each mining unit to see whether there is any indication of that the value of its mining rights has been impaired. If such indication exists, the Company estimates the recoverable amount of the assets. See note 2.2.(d).

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

Deferred stripping cost is included in “Mining rights, development cost and property, plant and equipment, net” caption in the consolidated statement of financial position. These form part of the total investment in the relevant cash generating units, which are reviewed for impairment if events or changes of circumstances indicate that the carrying value may not be recoverable.

The stripping costs incurred during production phase are recognized as an operating expense when they are incurred.

(k)          Financial liabilities -

Initial recognition and measurement -

Financial liabilities within the scope of IAS 39 are classified as: financial liabilities at fair value through profit or loss, loans or as derivatives designated as hedging instruments, as relevant.

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, plus directly attributable transaction costs, except in the case of loans, which are recognized initially at the fair value of the cash received, less any costs directly attributable to the transaction.

The Company’s financial liabilities include trade accounts payable, other liabilities, financial obligations, derivative financial instruments and embedded derivative for concentrates sales.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, as detailed below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments as defined in IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as cash-flow hedging instruments. Any gains or losses on liabilities held for trading are recognized in the consolidated income statement. The Company has not designated any financial liability at fair value through profit or loss.

Interest-bearing loans and borrowing -

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Any profit or loss is recognized in the consolidated income statement when the liability is terminated, as well as through the process of amortizing the effective interest rate. Amortized costs are calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization of the effective interest rate is included in financial cost in the consolidated income statement.

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

(l)          Leases -

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

Embedded leases -

All take-or-pay contracts are reviewed for indicators of a lease on inception.

(m)          Share-based payments -

Senior executives of the Company are granted share appreciation rights, which can only be settled in cash. The liability for these transactions is measured at each reporting date until settlement.

According to IFRS 2 “Share-Based Payments”, the cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model (see more details in note 15(b)). This fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is re-measured at each consolidated statement of financial position date up to and including the settlement date with changes in fair value recognized in profit and loss.

(n)          Provisions -

General -

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed periodically and are adjusted to reflect the best estimate available as of the date of the consolidated statement of financial position. The expense relating to any provision is presented in the consolidated income statement. When they are significant, provisions are discounted using a current rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

Provision for closure of mining units -

On initially entering the liability for this obligation, it is posted at its fair value, offset by a greater a book value for long-lived assets related to development costs and fixed assets.

The liability is subsequently increased in each period to reflect the cost of interest considered in the initial estimate of fair value and, in addition, the capitalized cost is depreciated or amortized based on the useful life of the related asset. When eliminating the liability, the Company posts any resulting gain or loss. Changes in the fair value of the obligation or the useful life of the related asset that arise from review of the initial estimates are recognized as an increase or decrease in the book value of the obligation and the related assets in accordance with IAS 16 Property, Plant and Equipment. Any reduction in a mine closure liability and, therefore, any reduction of the related asset, may not exceed the book value of such asset. If so, any excess over book value is immediately transferred to the consolidated income statement.

If a change in estimate results in an increase in the closure liability and, therefore, an addition to the asset’s book value, the Company must consider whether or not this is an indication of impairment of the asset as a whole, and conduct impairment testing pursuant to IAS 36. Furthermore, in the case of mature mines, if the revised mining assets net of the closure provisions exceed the recoverable value, such portion of the increase is charged directly to expense. In the case of mines already closed, changes in estimated costs are recognized immediately in the consolidated income statement. Likewise, any closure liability that arises as a result of a mine’s production phase must be included in expenses when incurred.

(o)          Treasury shares -

The Company, through a subsidiary, has treasury shares (common and investment shares). The nominal values of these shares are presented net of the capital stock and investment shares amounts.

The effect of the dividends income arising from the treasury shares held by the subsidiary are excluded for calculating the share’s in subsidiary and associates income and are presented net from declared a paid dividends in the consolidated statements of changes in shareholders’ equity.

(p)          Revenue recognition –

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

Income for engineering service rendered -

Income for engineering service rendered by Buenaventura Ingenieros S.A., a subsidiary of the Company, is recognized based on the progress of the current service contracts.

(q)          Borrowing costs -

Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset are capitalized, and added to the project’s cost until such time as the assets are considered substantially ready for their planned use, that is to say, when they are capable of generating commercial production. A qualifying asset is which value is higher than US$5,000,000 and its substantial period is greater than 12 months. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

(r)          Income tax -

Current portion of the income tax -

Income Tax for the current period are measured based on the financial statements of the Company and each subsidiary in Nuevos Soles and for the amount expected to be paid to the tax authorities. The rates and laws used to compute the amount are those in force as of the date of the consolidated statement of financial position.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in the profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred portion of income tax -

The income tax for future periods are recognized using the liability method, considering the temporary differences between the tax and accounting bases of assets and liabilities as of the date of the consolidated statement of financial position.

Deferred income tax liabilities are recognized for all taxable temporary differences, except for taxable temporary differences associated with investments in subsidiaries and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will reverse in the foreseeable future.

All deductible temporary differences and loss carryforwards generate the recognition of deferred assets to the extent that it is probable that they can be used in calculating taxable income in future years. Deferred income tax liabilities are recognized for all deductible temporary differences and tax loss carry-forwards, to the extent that is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized.

The carrying amount of the deferred income tax assets is reviewed at each consolidated statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred asset to be utilized. Unrecognized deferred assets are reassessed at each consolidated statement of financial position date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit and loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred assets and liabilities are offset if there is a legal right to set them off and the taxes deferred relate to the same entity and the same tax authority.

Mining Royalties and Special Mining Tax -

Mining Royalties and Special Mining Tax are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on net amount (revenues less expenses after temporary differences adjustments), rather than based on quantity produced or as a percentage of income.

Therefore, payments made by the Company to government authority as Mining Royalties and Special Mining Tax are in the scope of IAS 12 and be considered as income tax. Both, Mining Royalties and Special Mining Tax generated deferred assets and liabilities which should be measured using average rates that have to be applied to operating income in those quarters in which the Company expects to reverse the temporary differences.

(s)          Derivative financial instruments -

Derivatives not designated as hedging instruments -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss.

Derivatives designated as hedging instruments -

The El Brocal subsidiary uses derivative instruments to manage its exposure to changes in metals prices. In order to manage special risks, El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable.

At the inception date of the hedge relation, the subsidiary El Brocal formally documents the relationship between the item hedged and the hedging instrument, including the nature of the risk, the objective and the strategy to be taken to carry out the hedging, and the method to be used to estimate the effectiveness of the hedge relation.

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

As of December 31, 2011, 2010 and January 1, 2010, El Brocal subsidiary had contracted derivative instruments on metals quotes under the Asian swap and collar option modes that qualify as cash-flow hedging instruments.

For those cash flow hedges that qualify as such, any gain or loss from the effective portion of the hedging instrument is initially recognized in the consolidated statement of changes in shareholders’ equity in the “Unrealized gain (loss) on valuation of derivative financial instruments for hedging, net” caption. Any gain or loss from the ineffective portion of the hedging instrument is initially recognized in the consolidated income statement in the “Interest expenses” caption. When the cash flow hedged affects the consolidated income statement, any gain or loss from the hedging instrument is posted in the “Net sales” caption of the consolidated income statement.

Current versus non-current classification –

Derivative instruments that are not designated as hedging instruments are classified as current or non-current, or are separated into a current and a non-current portion based on an assessment of the facts and circumstances (for example, the underlying cash flows).

Embedded derivatives that are not closely related to the main contract are classified consistently with the cash flows of the host contract.

Derivative instruments designated as hedging instruments are classified in accordance with the classification of the underlying element hedged. The derivative instrument is separated into a current and a non-current portion only if a reliable allocation can be made.

(t)          Impairment of non financial instruments -

The Company assesses at each reporting date whether there is an indication that an asset, determined by each individual asset (cash-generating unit) may be impaired.

A cash-generating unit is the smallest identifiable group of assets, denominated a mining unit, that generates cash inflows from continuing use that are independent of the cash inflow generated by other assets or groups of assets. In order to determine cash-generating units, the Company has determined whether there is an active market for the minerals and metals produced by a mining unit.

Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

(u)          Basic and diluted earnings per share –

Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated statement of financial position; treasury shares have been excluded from the calculation. When the number of shares is modified as a result of capitalization of retained earnings, share splits or share grouping, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. If the change occurs after the date of the consolidated financial statements, but before the financial statement are authorized for issue, the calculation of net income per basic and diluted share for all of the reported periods must be based on the new number of shares, see note 26.

(v)         Workers’ profit sharing -

The workers’ profit sharing is calculated according to law in force at today (Legislative Decree No. 892) over the same taxable net basis used to calculate the income tax. For the Company’s case, the workers’ profit sharing rate is 8% over the taxable net base of current year. According to Peruvian Law the limit in the workers’ profit sharing that an employee would receive is equivalent to 18 monthly wages. According to the article 3 of Law No. 28756 (and its regulation law), it has been established that excess amounts above such limit will be transferred to the “National Found for Employment’s Promotion and Training (“FONDOEMPLEO”, by its Spanish acronym)”. Such funds are used for workers training, employment promotion and public investment projects. The excess amount is retained and paid by the Company to the Peruvian government entities (FONDO EMPLEO and regional government).

The Company recognizes the current portion of workers’ profit sharing paid directly to them according to the IAS 19 “Employees Benefits” approach, considering them as benefits are all forms of consideration given by an entity in exchange for service rendered by employees. As a consequence, the Company recognized the workers’ profit sharing as cost or expenses, according to their duties or function.

In the periods in which the excess over the 18 wages limit arises, the Company considers this as part to the contributions made by the Company to the Government (FONDOEMPLEO) related to the workers’ profit sharing. This is classified as operating expenses in the consolidated income statement.

(w)          Segments -

An operating segment is a component of an entity: (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the Company’s Management to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. See note 27.

2.4          New International Financial Reporting Standards (IFRS) internationally issued but not effective on the issuance date of the consolidated financial statements -

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements and the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date are:

-	IAS 1 Financial Statement Presentation, effective for annual periods beginning on or after July 1, 2012. The amendments in this standard are related to the grouping of items presented in Other Comprehensive Income.

-	IAS 19, Employee Benefits (Amendment), effective for annual periods beginning on or after January 1, 2013, amends the recognition and disclosure requirements for defined benefit plans.

-	IAS 27 Separate Financial Statements (as revised in 2011), effective for annual periods beginning on or after January 1, 2013, as a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements.

-	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011), effective for annual periods beginning on or after January 1, 2013, as a consequence of the new IFRS 11 and IFRS 12. IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.

-	IFRS 7 Financial Instruments - Enhanced Derecognition Disclosure Requirements, effective for annual periods beginning on or after July 1, 2011. The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Company’s consolidated financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets.

-	IFRS 9, Financial Instruments, effective for annual period beginning as of January 1, 2015, modifies the treatment and classification of financial assets established by IAS 39, Financial Instruments: Recognition and Measurement.

-	IFRS 10, Consolidated Financial Statements, effective for annual period beginning as of January 1, 2013, replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.

-	IFRS 11, Joint Arrangement, effective for annual periods beginning as of January 1, 2013, addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. The guidance focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case).

-	IFRS 12, Disclosure of Interests in Other Entities, effective for annual periods beginning as of January 1, 2013, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

-	IFRS 13, Fair Value Measurement, effective for annual periods beginning as of January 1, 2013, defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.

-	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods as of January 1, 2013, clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods.

The Company is still assessing the impact, if any, of adopting this amendments and new International Financial Reporting Standards (IFRS) issued which are not effective at the date of consolidated financial statements.

3.           First time adoption of International Financial Reporting Standards (“IFRS”)

As part of the first adoption of the International Financial Reporting Standards (IFRS) in Peru, as of October 14, 2010, through Resolution N°102-2010-EF/94.01.1, the Superintendence of Securities Market (“SMV”, before CONASEV), required to all legal entities under its supervision to adopt IFRS since the year 2011.

For periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Generally Accepted Accounting Principles in Peru (Peru GAAP). These consolidated financial statements, for the year ended December 31, 2011, are the first the Company has prepared in accordance with IFRS, in which the Company has applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” in the opening balance as of January 1, 2010, transition date to IFRS. The IFRS 1 application implies that all the standards are apply retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard.

In this sense, the Company had decided to apply the following exception according to IFRS 1 Non-controlling interest, which allows that an entity that adopt for the first time the IFRS applied certain requirements of IAS 27 (amended in 2008) prospectively from the date of transition to IFRS. The Company will record prospectively from transition date to IFRS (January 1, 2010) the amount paid in excess of the acquisition cost and the non-controlling interest over the acquirer’s identifiable assets and liabilities assumed in the business purchased as transactions in equity, according with the exception (b) mentioned in IFRS 1 Appendix B – B7. It means that changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions by the Company since January 1, 2010 and not for previous periods. Peruvian GAAP changed in 2010 and there is no difference for this item after the transition date.

Moreover, the exemptions mentioned in IFRS 1 that the Company had decided to apply in the adoption to IFRS process are the following:

(i)	Business Combinations, which allows that an entity that adopt for the first time the IFRS could decided not to apply retrospectively IFRS 3 (amended in 2008) to past business combinations (business combinations previous to transition date to IFRS), the Company had considered to apply this exemption related to business combinations.

Additionally, the exemption refers to business combinations in paragraph C5 also mention that will be applicable to past acquisitions of investments in associates and joint ventures, for which the Company had decided not to apply retrospectively the IFRS in acquisition of investments in associated occurred before transition date.

(ii)	The Company has considered the fair value or revaluation of certain property, plant and equipment as deemed cost based on the valuation performed by an independent appraiser at the transition date.

(iii)	Cumulative currency translation related to the translation adjustment of the investment in the associates Yanacocha and Cerro Verde have been considered to be zero as at January 1, 2010.

Estimates -

The estimates at January 1, 2010, December 31, 2010 and 2011 are consistent with those made for the same dates in accordance with Generally Accepted Accounting Principles in Peru.

The estimates used by the Company to prepare its consolidated financial statements are according to IFRS and disclose its best knowledge of relevant facts and circumstances as of January 1, 2010, transition date and as of December 31, 2010.

The following tables and explanatory notes included in notes 3.1., 3.2., 3.3., 3.4. and 3.5., give a detail description of the principal differences between the Generally Accepted Accounting Principles in Peru and the International Financial Reporting Standard (IFRS) applied by the Company, and their impact over the shareholders’ equity as of December 31, 2010 and January 1, 2010, and over the net income for the year ended December 31, 2010.

3.1          Reconciliation of the consolidated statement of financial situation –

(a)	A reconciliation between the consolidated statement of financial situation under the Generally Accepted Accounting Principles in Peru and IFRS as of January 1, 2010 (transition date to IFRS) is provided below:

	Note	As of January 1, 2010 under Peru GAAP	Re measurements	As of January 1, 2010 under IFRS
		US$(000)	US$(000)	US$(000)

Assets

Current assets
Cash and cash equivalents		714,454	-	714,454
Financial assets at fair value through profit or loss		-	-	-
Trade accounts receivable, net		122,950	-	122,950
Other accounts receivable		20,478	-	20,478
Accounts receivable from associates		21,866	-	21,866
Embedded derivatives for concentrates sales, net		4,546	-	4,546
Inventory, net		40,385	(31)	40,354
Prepaid expenses		8,236	-	8,236
		932,915	(31)	932,884

Non-current assets
Other accounts receivable		12,244	-	12,244
Long-term inventory		4,602	(110)	4,492
Investment in associates	3.5.(e)	1,126,167	24,872	1,151,039
Mining concessions development cost and property, plant and equipment, net	3.5.(a)	443,417	20,440	463,857
Deferred income tax asset, net	3.5.(b), (d)	243,719	(41,388)	202,331
Other assets		5,045	-	5,045

Total assets		2,768,109	3,783	2,771,892

	Note	As of January 1, 2010 under Peru GAAP	Re measurements	As of January 1, 2010 under IFRS
Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		$61,357	-	$61,357
Income tax payable		20,528	-	20,528
Other accounts payable		32,794	-	32,794
Provisions		51,252	-	51,252
Derivative financial instruments liability		1,468	-	1,468
Financial obligations		79,452	-	79,452
		246,851	-	246,851

Non-current liabilities
Other non-current provisions		102,008	-	102,008
Financial obligations		150,555	-	150,555
Derivative financial instruments liability		5,375	-	5,375

Total liabilities		504,789		504,789

Shareholders’ equity, net
Capital stock, net of treasury shares for US$62,622,000 as of January 1, 2010		750,540	-	750,540
Investment shares, net of treasury shares for US$142,000 as of January 1, 2010		2,019	-	2,019
Additional paid-in capital		225,978	-	225,978
Legal reserve		112,363	-	112,363
Other reserves		269	-	269
Retained earnings		1,011,077	(36,259)	974,818
Cumulative translation loss	3.5.(c)	(34,075)	34,075	-
Cumulative unrealized, gain (loss)		(3,916)	2,512	(1,404)
Shareholders’ equity attributable to owners of the parent		2,064,255	328	2,064,583
Non-current interest		199,065	3,455	202,520

Total shareholders’ equity, net		2,263,320	3,783	2,267,103
Total liabilities and shareholders’ equity, net		2,768,109	3,783	2,771,892

(b)          Additionally, a reconciliation between the consolidated statements of financial situation as of December 31, 2010 is provided below:

	Note	As of December 31, 2010 under Peru GAAP	Re measurements	As of December 31, 2010 under IFRS
		US$(000)	US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents		600,796	-	600,796
Financial assets at fair value through profit or loss		50,154	-	50,154

	Note		As of December 31, 2010 under Peru GAAP	Re measurements	As of December 31, 2010 under IFRS
Trade accounts receivable, net			160,928	-	160,928
Other accounts receivable			42,218	-	42,218
Accounts receivable from associates			18,903	-	18,903
Embedded derivatives for concentrates sales, net			13,645	-	13,645
Inventory, net			82,081	251	82,332
Prepaid expenses			2,990	-	2,990
			971,715	251	971,966

Non-current assets
Other accounts receivable			14,425	-	14,425
Other accounts receivable from associates			20,736	-	20,736
Long-term inventory			27,104	56	27,160
Investment in associates	3.5.(	e)	1,404,659	25,019	1,429,678
Mining concessions, development cost and property plant and equipment, net	3.5.(	a)	618,917	16,319	635,236
Deferred income tax asset, net	3.5.(b), (	d)	213,693	(39,643)	174,050
Other assets			6,095	-	6,095
Total assets			3,277,344	2,002	3,279,346

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable			91,374	-	91,374
Income tax payable			26,538	587	27,125
Other accounts payable			49,983	164	50,147
Provisions			65,855	-	65,855
Other accounts payable to associates			1,584	-	1,584
Derivative financial instruments liability			16,291	-	16,291
Financial obligations			2,018	-	2,018
			253,643	751	254,394

Non-current liabilities
Other non-current provisions			116,214	-	116,214
Other accounts payable to associates			1,370	-	1,370
Financial obligations			55,134	-	55,134
Derivative financial instruments liability			6,897	-	6,897

Total liabilities			433,258	751	434,009

Shareholders’ equity, net	3.6.(	e)
Capital stock, net of treasury shares for US$62,622,000 in the year 2010			750,540	-	750,540
Investment shares, net of treasury shares for US$142,000 in the year 2010			2,019	-	2,019
Additional paid-in capital			225,978	-	225,978
Legal reserve			162,633	-	162,633
Other reserves			269	-	269
Retained earnings			1,506,725	(35,713)	1,471,012
Cumulative translation loss	3.6.(	c)	(34,075)	34,075	-
Accumulative unrealized, gain (loss)			(6,233)	327	(5,906)

	Note	As of December 31, 2010 under Peru GAAP	Re measurements	As of December 31, 2010 under IFRS
Shareholders’ equity attributable to owners of the parent		2,607,856	(1,311)	2,606,545
Non-controlling interest		236,230	2,562	238,792

Total shareholders’ equity		2,844,086	1,251	2,845,337

Total liabilities and shareholders’ equity		3,277,344	2,002	3,279,346

3.2          Reconciliation of the consolidated income statement –

Reconciliation between the income statement under the Generally Accepted Accounting Principles in Peru and IFRS for the year 2010 is provided below:

	Note		For the year ended as of December 31, 2010 under Peru GAAP	Re measurements	For the year ended as of December 31, 2010 under IFRS
			US$(000)	US$(000)	US$(000)
Operating income
Net sales			1,047,885	-	1,047,885
Royalty income			55,883	-	55,883

Total income			1,103,768	-	1,103,768

Operating costs
Cost of sales, without considering depreciation and amortization	3.5.(	b)	(340,840)	(6,289)	(347,129)
Exploration in units in operation			(91,441)	-	(91,441)
Depreciation and amortization	3.5.(	a)	(71,694)	(3,170)	(74,864)
Royalties			(52,270)	-	(52,270)
Total operating costs			(556,245)	(9,459)	(565,704)

Gross income			547,523	(9,459)	538,064

Operating expenses
Administrative	3.5.(	b)	(92,606)	(14,631)	(107,237)
Exploring in non-operating areas			(36,105)	-	(36,105)
Selling			(9,375)	-	(9,375)
Reimbursement of exploration expenses on projects			15,013	-	15,013
Reversal (provision) for impairment of long-lived assets			13,135	-	13,135
Other, net			10,915	(262)	10,653

Total operating expenses			(99,023)	(14,893)	(113,916)

	Note		For the year ended as of December 31, 2010 under Peru GAAP	Re measurements	For the year ended as of December 31, 2010 under IFRS
Operating income			448,500	(24,352)	424,148

Other income (expenses), net
Share in the results of associates			428,742	143	428,885
Interest income			8,203	-	8,203
Interest expense			(12,271)	-	(12,271)
Gain (loss) from currency exchange difference, net			(750)	-	(750)

Total other income, net			423,924	143	424,067

Income before income tax and non-controlling interest			872,424	(24,209)	848,215
Worker’s profit sharing	3.5.(	b)	(28,724)	28,724	-
Income tax	3.5.(	b)	(116,327)	(6,999)	(123,326)

			727,373	(2,484)	724,889
Net income attributable to non-controlling interest			64,439	(371)	64,068
Net income attributable to Buenaventura			662,934	(2,113)	660,821
			727,373	(2,484)	724,889
Basic and diluted earnings per share attributable to Buenaventura stated in U.S. dollars			2.60		2.85

Weighted average number of shares outstanding (common and investment) in units			254,442,328		254,442,328

3.3          Reconciliation of the consolidated statement of comprehensive income -

Reconciliation between the consolidated statement of comprehensive income under the Generally Accepted Accounting Principles in Peru and IFRS for the year 2010 is provided below:

	Note	For the year ended December 31, 2010 under Peru GAAP	Remeasurements	For the year ended December 31, 2010 under IFRS
		US$(000)	US$(000)	US$(000)

Net income		727,373	(2,484)	724,889

Net change in unrealized loss on hedging derivative financial instruments		(16,345)	-	(16,345)
Income tax for the effect in unrealized loss on hedging derivative financial instruments		5,819	(916)	4,903
Net change in unrealized gain on other investments		477	-	477

Total comprehensive income		717,324	(3,400)	713,924

Attributable to:
Owners of the parent		662,934	(6,615)	656,319
Non-controlling interest		54,390	3,215	57,605

Total comprehensive income		717,324		713,924

3.4          Reconciliation of the consolidated statement of cash flows -

The IFRS adoption has no significant effects upon the reported cash flows for operating, investment and financing activities.

3.5          Notes to the reconciliation of the consolidated statement of financial situation and income –

Beginning balance –

The beginning balance is based in the consolidated financial statement according to Generally Accepted Accounting Principles in Peru.

Remeasurement –

The IFRS adoption has required adjustments to the existence balance in the previous financial statements under Generally Accepted Accounting Principles in Peru. The main adjustments are:

(a)          Property, plant and equipment -

Cost

Generally Accepted Accounting Principles in Peru

Effective January 1, 1994, the Peruvian economy was not considered as hyperinflationary economy according to IAS 29 - “Financial Reporting Hyperinflationary Economies”. Until 2004, Peruvian companies had calculated and recorded adjustments for inflation on no monetary assets. The fixed asset caption had been adjusted by inflation to reflect the effect of the variation of the acquisition power of the Nuevo Sol, even though Peruvian economy has not accomplished the hyperinflation characteristic according to IAS 29. As a result, the carry amount of fixed asset represent the real cost plus the inflation adjustment until 2004.

International Financial Reporting Standard

According to IAS 29, the Company was not permitted to adjust by inflation from January 1, 1994 to December 31, 2004. In order to address this issue, the Company has elected to measure certain items of property, plant and equipment at fair value at the date of transition to IFRS, based on a valuation made by an independent appraiser and uses this value as deemed cost in accordance with the IFRS 1 exemption. The revaluated assets are mainly machinery and equipment of plant and mine.

Accumulated depreciation

Generally Accepted Accounting Principles in Peru

Under Peruvian GAAP was not require entities to account for the residual value of an asset, additionally, it is not required to have a separate depreciation of each part of an item of property, plant and equipment that is significant in relation to the total cost of the item. The normal practice is to depreciate the whole item using a single depreciation rate.

International Financial Reporting Standard

IAS 16 “Property, Plant and Equipment” requires an entity to estimate the residual value of an item of property, plant and equipment in order to determine the depreciable amount. Additionally, IAS 16 requires significant components parts of an item of property, plant and equipment to be depreciated separately.

(b)          Workers’ profit sharing –

Generally Accepted Accounting Principles in Peru

Under generally Accepted Accounting Principles in Peru, companies were required to account workers’ profit sharing similar as an income tax in accordance with IAS 12 “Income Taxes”. This treatment resulted in the recognition of the deferred portion of workers’ profit sharing representing the future profit share that will be paid when existing temporary differences reverse, creating a taxable base.

International Financial Reporting Standard

At the November 2010 IFRS IFRIC meeting, the IFRIC concluded that employee profit sharing must be accounted for in accordance with IAS 19 “Employee Benefits” and not according to IAS 12 “Income Taxes”.

As a consequence, the Company is in force to recognize a liability when the employee had rendered a service; therefore, a deferred workers’ profit sharing should not be calculated for temporary differences, because these corresponds to future services that should not be considered as obligations or rights under IAS 19.

(c)          Cumulative translation differences –

Generally Accepted Accounting Principles in Peru

The Company had recorded the cumulative translation differences generated by the participation in associates Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., as a consequence that the associates’ functional currency was U.S. dollars and the Company’s functional currency until 2005 was Nuevo Sol. The translation effect was disclosed in the consolidated statement of changes in shareholders’ equity under Generally Accepted Accounting Principles in Peru (US$34,075,000 as of January 1, 2010 and December 31, 2010).

International Financial Reporting Standard

Under IFRS 1 exemption, the carrying amount related to cumulative translation differences are zero at the date of transition to IFRS, as of January 1, 2010.

(d)          Deferred income tax -

The various transitional remeasurements lead to different temporary differences. According to the accounting policies in note 2.3.(r), the Company has to account for such differences. Deferred income tax adjustments are recognized in correlation to underlying transaction in retained earnings in the consolidated statement of change in shareholders’ equity at the date of transition.

(e)          Investment -

Investments in associates

Considering that the Company has significant investments (Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A.), the financial statements of these companies had been modified to prepare them according to IFRS. See note 10(d).

4.           Foreign currency transactions

Translations to foreign currency (Nuevos Soles) are completed using exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2011, the exchange rates published by this Institution were S/.2.695 for buying and S/.2.697 for selling (S/.2.808 for buying and S/.2.809 for selling as of December 31, 2010) and have been applied for the assets and liabilities accounts, respectively.

As of December 31, 2011 the El Brocal subsidiary has S/.49,000,000 in time deposits (S/.55,000,000 as of December 31, 2010) and Buenaventura Ingenieros S.A. has S/.13,500,000 in time deposits (they do not have time deposit as of December 31, 2010). There are no significant additional monetary assets or liabilities denominated in Nuevos Soles as of December 31, 2011 and 2010.

5.          Cash and cash equivalents

(a)          The table below presents the components of this caption:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

Cash	908	696	555
Bank accounts	71,883	124,270	50,274
Time deposits (b)	398,056	457,895	663,625
Cash balances included in the consolidated statement of cash flows	470,847	582,861	714,454
Time deposits with original maturity greater than 90 days (c)	10,121	17,935	-
	480,968	600,796	714,454

(b)          The table below presents the components of time deposits as of December 31, 2011:

Currency	Original maturities	Annual interest rate
		%	US$(000)
U.S. dollars	From 5 to 63 days	From 0.50 to 1.42	381,000
Nuevos Soles	From 42 to 90 days	From 4.05 to 4.30	17,056
			398,056

The table below presents the components of time deposits as of December 31, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)
U.S. dollars	From 7 to 63 days	From 0.16 to 1.45	453,000
Nuevos Soles	From 78 to 90 days	From 2.5 to 3.05	4,895
			457,895

The table below presents the components of time deposits as of January 1, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)
U.S. dollars	From 5 to 90 days	From 0.30 to 1.00	651,000
Nuevos Soles	From 25 to 75 days	From 1.05 to 1.35	12,625
			663,625

(c)	As of December 31, 2011, it mainly corresponds to time deposits maintained by El Brocal and Buenaventura Ingenieros S.A.:

Currency	Original maturities	Annual interest rate
		%	US$(000)
U.S. dollars	From 113 to 168 days	From 0.90 to 1.07	4,000
Nuevos Soles	From 104 to 198 days	From 4.10 to 4.48	6,121
			10,121

The table below presents the components of time deposits as of December 31, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)
U.S. dollars	From 91 to 123 days	From 2.75 to 3.40	14,685
Nuevos Soles	From 91 to 104 days	From 1.25 to 1.30	3,250
			17,935

6.           Financial assets at fair value through profit or loss

Buenaventura’s Management decided to invest the excess cash in mutual funds of variable income, which had been designated as financial assets at fair value through profit or loss. According to note 2.3.(b), the Company recorded in the year 2011 an increase in the net investment amounted to US$2,024,000 (US$154,000 in the year 2010), to profit and loss to take this investment at fair value as of December 31, 2011. The table below presents the components of this caption:

Issuer	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)
Credifondo S.A. SAF	52,178	50,154	-
	52,178	50,154	-

This fund is comprised by a portfolio of investments issued by Peruvian Government and financial entities with high reputation in the local market. The outcome of the investment is variable. The fund is considered a low-risk investment. According to Management’s opinion, this fund is highly liquid.

7.           Trade accounts receivable, net

(a)          The table below presents the components of this caption:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)
Johnson Matthey Limited	78,520	40,736	42,110
Glencore Perú S.A.	32,250	20,396	-
Louis Dreyfus Commodities Metals	19,874	46,893	9,016
Doe Run Peru S.R.L.	16,814	16,814	16,814
N.V. Umicore	12,175	15,187	-
Consorcio Minero S.A. – CORMIN	9,108	12,538	18,954
BHL Perú S.A.C.	4,927	4,927	4,927
Sudamericana Trading S.R.L.	4,197	1,660	1,917
MK Metal Trading GMBH	3,318	-	130
Traxys Perú S.A.C.	2,452	5,347	-
MR Trading AG	1,478	347	43
Compañía Minera Antamina S.A.	1,207	4	-
Glencore International A.G.	631	4,166	11,144
Votorantim Metais Cajamarquilla S.A.	-	6,402	3,306
AYS S.A.	-	1,098	30,601
MK Metal Trading Peru S.A.C.	-	-	2,525
Other	7,359	6,154	3,204
	194,310	182,669	144,691
Allowance for doubtful accounts (b)	(21,741)	(21,741)	(21,741)
	172,569	160,928	122,950

The accounts receivable are denominated in U.S. dollars, have current maturities, do not accrue interest, have no specific guarantees and are unsecured.

The aging of the trade accounts receivable balance was as follows:

	2011			2010			As of January 1, 2010
	Not Impaired	Impaired	Total	Not Impaired	Impaired	Total	Not Impaired	Impaired	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Not due	170,293	-	170,293	160,928	-	160,928	122,595	-	122,595

Due
From 1 to 30 days	-	-	-	-	-	-	111	-	111
From 31 to 60 days	-	-	-	-	-	-	86	-	86
From 61 to 120 days	-	-	-	-	-	-	158	-	158
More than 120 days	2,276	21,741	24,017		21,741	21,741	-	21,741	21,741
	172,569	21,741	194,310	160,928	21,741	182,669	122,950	21,741	144,691

In the process of estimating the allowance for doubtful accounts, the Company’s Management constantly evaluates market conditions, for which it uses analysis of aging and risk-rating reports for commercial operations.

(b)	The allowance for doubtful accounts had no movement during 2011 and 2010. In the opinion of the Company’s Management, the allowance for doubtful accounts is sufficient to cover the risk of non-performance as of the consolidated financial position date.

8.           Other accounts receivable

(a)          The table below presents the components of this caption:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

Value added tax credit	22,235	27,507	13,899
Other accounts receivable to contractors	10,166	6,270	-
Advances to suppliers	7,457	139	2,720
Loans to third parties	2,966	12,099	3,623
Income tax credit	1,558	3,288	2,612
Valued added tax claimed	1,502	1,483	1,402
Interest receivable and other	1,497	60	270
Mining royalty credit	1,057	-	-
Loans to employees	1,025	935	984
Warrant deposits	397	237	171
Other advances to employees	360	437	408
Accounts receivable from Hidroelectrica Marañon	-	-	1,737
Hedge	-	2,227	1,703
Other accounts receivable	3,871	1,961	3,193
	54,091	56,643	32,722

Less – Non current portion
Value added tax credit	5,537	12,887	10,787
Valued added tax claimed	-	1,483	1,402
Other minors	33	55	55
	5,570	14,425	12,244

Current portion	48,521	42,218	20,478

9.           Inventory, net

(a)          The table below presents the components of this caption:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

Products in process (b), note 20	140,775	77,441	15,650
Spare parts and supplies	41,205	30,392	24,684
Finished goods, note 20	19,026	6,750	7,578
	201,006	114,583	47,912
Provision for impairment of value of inventory (f)	(3,053)	(5,091)	(3,066)
	197,953	109,492	44,846
Less non-current portion (b)	(48,845)	(27,160)	(4,492)
Current portion	149,108	82,332	40,354

(b)          The products in process include the following:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

Classified mineral (e)	62,052	28,559	4,492
Activated coal (d)	21,541	11,445	-
Leach pad	19,646	18,113	-
Current mineral	18,748	7,989	1,518
Ore cyanidation process (c)	14,956	9,992	6,942
Other	3,832	1,343	2,698
	140,775	77,441	15,650
Less non-current position (e)	(48,845)	(27,160)	(4,492)
Current position	91,930	50,281	11,158

(c)	It includes gold content of mineral deposited in leach pads, whose recovery is achieved through its exposure to acid sulphuric solutions (leaching) and subsequent transfer to the electro-winning plant to produce gold bars. The recovery factor of ounces of gold contained in leach is estimated based upon metallurgical assays performed on the material treated.

(d)	Activated coal is related to granules of precious metals with crushed coconut shell which are the result of the gold and silver recovery method through cyanide saturated solutions.
(e)	The table below presents the detail of long-term inventory which corresponds to classified mineral that is kept in Tajo Norte deposit field by the subsidiary El Brocal:

	2011		2010		As of January 1, 2010
	US$(000)	DMT	US$(000)	DMT	US$(000)	DMT

Classified mineral
Type II (copper mineral)	8,584	859,556	5,392	1,176,898	3,310	130,310
Type III (lead/zinc mineral)	53,468	2,828,274	23,167	2,623,264	1,182	46,543
Total	62,052	3,687,830	28,559	3,800,162	4,492	176,853
Non-current portion	48,845		27,160		4,492
Current portion	13,207		1,399		-

As part of the mining unit preparation to extract and treat mineral to a 18,000 DMT/per day, El Brocal’s Management decided to accumulate the material with metal content in stock nearby to Tajo Norte in order to be treated when the expansion operation plant, which is estimated to be in the first semester of 2013.

El Brocal’s Management assessed the recoverability of its inventories in process based on the cash flow projections obtained by the production and sale of the different minerals. As of December 31, 2011 and 2010, Management has a plan to treat mineral in stock when the expansion operation plan finish, mentioned before, including the future costs of treatment and finishing, based on this plan these products will be recovery through trading.

(f)          The provision for impairment of value of inventory had the following movement:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

Opening balance	5,091	3,066	2,652
Provision for impairment of finished goods, note 20	383	1,648	449
Provision for impairment of spare parts and supplies	-	716	360
Reversal of provision	(2,413)	(339)	(360)
Write-offs	(8)	-	(35)
Ending balance	3,053	5,091	3,066

In the opinion of Company Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statement of financial position.

10.         Investments in associates

(a)          The table below presents the components of this caption:

	Share in shareholders’ equity			Amount
	2011	2010	As of January 1, 2010	2011	2010	As of January 1, 2010
	%	%	%	US$(000)	US$(000)	US$(000)
Investments held under the equity method -
Minera Yanacocha S.R.L. (c)	43.65	43.65	43.65	1,312,051	1,032,984	780,985
Sociedad Minera Cerro Verde S.A.A. (c)	19.349	19.258	19.258	602,790	392,675	368,720
Compañía Minera Coimolache S.A. (f)	40.095	40.095	40.095	9,879	-	-
Canteras del Hallazgo S.A.C. (g)	49.00	49.00	49.00	5,237	2,700	3
Available-for-sale investments -				-	-	-
Other				5,047	1,319	1,331
				1,935,004	1,429,678	1,151,039

(b)          The table below presents the net share in results of associates:

	2011	2010
	US$(000)	US$(000)

Minera Yanacocha S.R.L. (c)	279,726	251,497
Sociedad Minera Cerro Verde S.A.A. (c)	208,659	206,907
Compañía Minera Coimolache S.A.C. (f)	9,648	(15,859)
Canteras del Hallazgo S.A.C. (g)	(29,670)	(13,660)
	468,363	428,885

(c)	The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in 2011 and 2010.

(d)	Yanacocha is developing the Conga project, which consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. As of December 31, 2011 and 2010, the project has proven and probable reserves of 12.6 million and 11.8 million (unaudited) ounces of contained gold, respectively, and 3.3 billion and 3.2 billion (unaudited) pounds of contained copper, respectively. Construction activity relating to design, procurement and earthworks for the Conga project has begun in 2011. In November 2011, construction activities at Conga project were suspended at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project, which was previously approved by the central government in October 2010, will be reviewed by independent experts, in an effort to resolve allegations around the environmental viability of Conga. Construction will remain suspended for the duration of the review, except for sediment control works that are being conducted in the project area, however, progress continues on engineering and procurement work.

(e)	On October 14, 2010, the Superintendence of Stock Market (hereinafter “SMV”), established through Resolution Nro.102-2010-EF/94.01.1, that the issuers of securities registered with the Public Registry of Securities and other companies under the supervising of SMV should prepare their financial statements under International Financial Reporting Standards (IFRS) beginning in with audited financial statements as of December 31, 2011.

In order to calculate the investment amount and share in the result of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”), the Company had used the following information:

(e.1) Yanacocha

Yanacocha issues financial statements under Generally Accepted Accounting Principles in Peru and also under U.S. GAAP for its parent. There were no significant differences between US GAAP and Peruvian GAAP for Yanacocha.

As part of the adoption to IFRS, in 2011, the Company assessed the significant differences in Yanacocha’s financial statements between U.S. GAAP and IFRS and prepared a reconciliation of equity net as of January 1, 2010 and as of December 31, 2010 and as of December 31, 2011 and the net income in the years 2010 and 2011 prepared under U.S. GAAP and IFRS in order to calculate its investment and participation under IFRS in Yanacocha to these dates.

The table below presents the principal amounts under U.S. GAAP as of January 1, 2010 and as of December 31, 2010 and December 31, 2011.

	Yanacocha
	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)
Statement of financial position
Total assets	3,787,235	2,936,994	2,466,500
Total liabilities	844,213	634,848	755,398
Shareholders’ equity	2,943,022	2,302,146	1,711,102
Results
Total income	2,002,602	1,778,260	2,013,228
Operating income	905,001	855,309	1,062,629
Net income	642,387	589,894	727,076

The table below presents the reconciliation of the shareholders’ equity prepared under U.S. GAAP with those prepared under IFRS prepared by the Company’s Management as of January 1, 2010 and as of December 31, 2010 and as of December 31, 2011, and net income as of December 31, 2010 and 2011:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)
Shareholders’ equity under U.S. GAAP	2,943,022	2,302,146	1,711,102

Deemed cost of property, plant and equipment	21,084	28,069	40,510
Valuation of inventories	(1,494)	(7,307)	719
Reversal of deferred workers’ profit sharing	16,979	18,150	17,164
Deferred income tax for IFRS adjustments	(10,971)	(11,766)	(17,521)

Shareholders’ equity under IFRS	2,968,620	2,329,292	1,751,974

F-60

	2011	2010
	US$(000)	US$(000)

Net income under U.S. GAAP	642,387	589,894

Increased of depreciation for deemed cost of property, plant and equipment	(6,985)	(12,442)
Valuation of inventories	5,813	(8,027)
Deferred income tax for IFRS adjustments	(376)	6,742

Net income under IFRS	640,839	576,167

(e.2)     Cerro Verde

Up to December 31, 2010, the Company used Cerro Verde’s financial statements under Peru GAAP to calculate its investment and participation in this associate. As part of the adoption to IFRS in Peru, Cerro Verde in the year 2011 presents its financial statements under IFRS, which have been used by the Company to calculate its investment and participation. As of January 1 and December 2010 and as of December 31, 2011 and for the two years ended December 31, 2011 and 2011 the differences in shareholders’ equity and results of operations were not significant.

The table below presents the principal amounts in Cerro Verde as of January 1 and as of December 31, 2010 and 2011 reported under Peru GAAP and IFRS:

	Cerro Verde
	2011	2010	As of January 1. 2010
	US$(000)	US$(000)	US$(000)
Statement of financial position
Total assets	3,196,597	2,294,078	1,903,750
Total liabilities	518,959	694,839	428,904
Shareholders’ equity	2,677,638	1,599,239	1,474,846

Income statement
Total income	2,520,050	2,368,988
Operating income	1,559,280	1,555,834
Net income	1,078,399	1,074,393

The table below presents the reconciliation of the shareholders’ equity prepared by Cerro Verde Management as of January 1, 2010 and as of December 31, 2010 and net income as of December 31, 2010:

	2010	As of January 1, 2010
	US$(000)	US$ (000)

Shareholders’ equity under Peru GAAP	1,550,517	1,446,094

Reversal of deferred workers’ profit sharing	36,449	24,860
Inventories valuation	10,221	-
Deferred income tax	2,052	-
Provision for mine closure	-	3,892

Shareholders’ equity under IFRS	1,599,239	1,474,846

F-61

2010
US$ (000)
Net income under Peru GAAP	1,054,423
Cost of sales of goods	11,972
Deferred income tax	7,998
Net income under IFRS	1,074,393

(f)          Compañía Minera Coimolache S.A.’s start up –

Compañía Minera Coimolache S.A., hereafter “Coimolache”, is located in the province of Hualgayoc, which includes the districts of Hualgayoc and Chugur in Cajamarca region and has reserves of 658,000 ounces of gold (unaudited). Coimolache started operations in the third quarter of 2011. As December 31, 2011, the production amounted to 50,916 ounces of gold and 298,674 ounces of silver. As of December 31, 2011, the shareholders debt contribution amounted to US$97,540,700 (US$45,940,300 as of December 31, 2010). As of January 1, 2010, there were no contributions for the plant construction.

(g)          Canteras del Hallazgo S.A.C.: Chucapaca Project –

The mining project is located in Moquegua. There are evidences of gold, copper and silver in Chucapaca project zone, at Canahuire deposit.

As of December 31, 2011, the project is in Feasibility and Environmental Studies, which are expected to be concluded at the end of 2012 and it continues with exploration works in order to dimension the magnitude of mining field. Based on investment program agreed with the other shareholder, the Company disbursed contributions which allow the project development. As of December 31, 2011, Buenaventura’s contribution amounted to US$97,820,000 (US$33,309,000 as of December 31, 2010). As of January 1, 2010, other shareholder was the one who contributes.

11.	Mining concessions, development cost and property, plant and equipment, net

(a)	Below is presented the movement in cost, depreciation and amortization, as well as the provision for accumulated impairment of long-lived assets:

	As of January 1, 2010	Additions	Retirements	Sales	Transfers	As of December 31, 2010	Additions	Retirements	Sales	Transfers	As of December 31, 2011
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	2,668	-	-	-	-	2,668	359	-	-	1,034	4,061
Mining land	7,215	-	-	-	-	7,215	-	-	-	56,966	64,181
Mining concessions	15,000	-	-	-	-	15,000	-	-	-	-	15,000
Mining concessions (b)	123,881	-	-	-	-	123,881	-	-	-	-	123,881
Development costs (c)	213,537	19,590	-	-	-	233,127	24,414	-	-	-	257,541
Buildings, construction and other	186,139	4,047	(1,290)	-	72,260	261,156	849	(1,055)	-	6,959	267,909
Machinery and equipment	240,577	27,579	(1,420)	(1,013)	38,585	304,308	36,024	(895)	(531)	27,809	366,715
Transportation units	8,362	650	(57)	(255)	971	9,671	1,248	(118)	(391)	753	11,163
Furniture and mixtures	10,177	218	(17)	(9)	50	10,419	215	(37)	-	175	10,772
Units in transit	9,983	19,895	-	-	(20,594)	9,284	106,667	-	-	(71,625)	44,326
Works in progress	118,842	180,030	(1,907)	-	(91,272)	205,693	130,212	-	(1,491)	(22,071)	312,343
Stripping cost	-	1,266	-	-	-	1,266	17,828	-	-	-	19,094
Mine closure costs	32,696	958	-	-	-	33,654	785	-	-	-	34,439
	969,077	254,233	(4,691)	(1,277)	-	1,217,342	318,601	(2,105)	(2,413)	-	1,531,425
Accumulated depreciation and amortization
Mining land	2,304	-	-	-	-	2,304	-	-	-	-	2,304
Mining concessions (b)	54,899	5,044	-	-	-	59,943	12,269	-	-	-	72,212
Development costs (c)	112,532	31,854	-	-	-	144,386	35,930	-	-	-	180,316
Buildings, construction and other	118,347	25,163	(673)	-	-	142,837	29,491	(1,049)	-	-	171,279
Machinery and equipment	168,732	26,247	(927)	(983)	(5)	193,064	38,228	(863)	(251)	-	230,178
Transportation units	5,566	1,060	(33)	(192)	5	6,406	1,182	(96)	(365)	-	7,127
Furniture and mixtures	4,121	1,001	(16)	(8)	-	5,098	1,018	(35)	(1)	-	6,080
Stripping cost	-	223	-	-	-	223	1,171	-	-	-	1,394
Mine closure costs	16,784	2,261	-	-	-	19,045	1,693	-	-	-	20,738
	483,285	92,853	(1,649)	(1,183)	-	573,306	120,982	(2,043)	(617)	-	691,628
Provision(reversal) for impairment of long-lived assets, note 12
Mining concessions (b)	2,805	-	-	-	-	2,805	-	-	-	-	2,805
Property, plant and equipment	9,758	1,338	(8,664)	-	-	2,432	-	-	-	-	2,432
Development costs (c)	9,372	1,750	(7,559)	-	-	3,563	-	-	-	-	3,563
	21,935	3,088	(16,223)	-	-	8,800	-	-	-	-	8,800
Net cost	463,857					635,236					830,997

(b)	Mining concessions -

The table below presents the movement of the cost and accumulated amortization of the mining:

	Balance as of January 1, 2010	Additions	Balance as of December 31, 2010	Additions	Balance as of December 31, 2011
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	51,138	-	51,138	-	51,138
Inversiones Colquijirca S.A.	43,103	-	43,103	-	43,103
Sociedad Minera El Brocal S.A.A.	13,542	-	13,542	-	13,542
Inversiones Mineras del Sur S.A.	11,662	-	11,662	-	11,662
Minas Poracota S.A.	2,864	-	2,864	-	2,864
Minera Paula 49 S.A.C.	1,572	-	1,572	-	1,572
	123,881	-	123,881	-	123,881
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	30,994	1,904	32,898	1,277	34,175
Inversiones Colquijirca S.A.	13,042	1,147	14,189	1,087	15,276
Sociedad Minera El Brocal S.A.A.	2,245	430	2,675	7,881	10,556
Inversiones Mineras del Sur S.A.	5,730	700	6,430	1,387	7,817
Minas Poracota S.A.	1,405	774	2,179	637	2,816
Minera Paula 49 S.A.C.	1,483	89	1,572		1,572
	54,899	5,044	59,943	12,269	72,212
Provision for impairment of mining concessions
Inversiones Mineras del Sur S.A., note 12	2,805	-	2,805	-	2,805

(c)	Development costs –

The table below presents the movement of the cost, accumulated amortization and provision for impairment of development costs by mining units:

	Balance as of January 1, 2010	Additions (deductions)	Balance as of December 31, 2010	Additions (deductions)	Balance as of December 31, 2011
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Orcopampa	58,882	1,450	60,332	1,445	61,777
Uchucchacua	43,128	4,184	47,312	5,317	52,629
Poracota	32,035	-	32,035	-	32,035
Antapite	18,999	-	18,999	-	18,999
La Llave, note 1(e)	15,801	326	16,127	302	16,429
Shila – Paula	2,628	4,317	6,945	8,388	15,333
Recuperada	8,128	2,310	10,438	413	10,851
Julcani	4,801	3,007	7,808	2,555	10,363
La Zanja	-	4,578	4,578	1,342	5,920
Mallay	-	575	575	3,866	4,441
Ishihuinca	1,027	-	1,027	-	1,027
Mine closure costs	28,108	(1,157)	26,951	786	27,737
	213,537	19,590	233,127	24,414	257,541

Accumulated amortization
Orcopampa	35,694	7,695	43,389	7,152	50,541
Uchucchacua	29,069	3,063	32,132	3,929	36,061
Poracota	11,342	8,811	20,153	11,479	31,632
Antapite	17,309	1,422	18,731	268	18,999
Shila – Paula	815	2,567	3,382	7,575	10,957
Recuperada	1,433	1,004	2,437	637	3,074
Julcani	622	339	961	256	1,217
La Zanja	-	4,466	4,466	1,236	5,702
Ishihuinca	1,027	-	1,027	-	1,027
Mine closure costs	15,221	2,487	17,708	3,398	21,106
	112,532	31,854	144,386	35,930	180,316
Provision for impairment of mine development costs
Shila - Paula	1,813	1,750	3,563	-	3,563
Antapite	1,726	(1,726)	-	-	-
Recuperada	4,748	(4,748)	-	-	-
Poracota	1,085	(1,085)	-	-	-
	9,372	(5,809)	3,563	-	3,563

(d)	During the year 2009, the Company started the construction of Huanza Hydroelectric plant, which is expected to be completed in August 2012, date in which the asset will be transfer from work in progress to machinery and equipment. The carrying amount of this work in progress amount to US$119,059,000. This construction is financed by a long-term financial obligation, see note 16. The amount of borrowing costs capitalized as of December 31, 2011 was US$6,364,000 (US$1,340,000 as of December 31, 2010). The rate used to calculate the borrowing costs eligible for capitalization was LIBOR rate to 90 days plus 4 per cent , which is the effective interest rate of the specific loan.

The carrying value of plant and equipment held under finance leases contracts as of December 31, 2011 was US$105,042,000 (US$54,127,000 as of December 31, 2010 and US$73,000 as of January 1, 2010). Additions of leasing during the year include US$50,915,000 (US$54,054,000 in 2010) and are disclosed in “Works in progress” caption. Leased assets contracts are pledged as security for the related finance lease.

12.	Reversal for impairment of long-lived assets and investments in associates

Mining concessions, property, plant and equipment and development costs -

The table below presents the components and movement of the reversal for impairment of long-lived assets:

Cash-generating unit	Balance as of January 1, 2010	Mining concessions and property, plant and equipment	Mine development costs	Total as of December 31, 2010 and 2011
	US$(000)	US$(000)	US$(000)	US$(000)

Shila - Paula	2,907	1,338	1,750	5,995
Antapite	11,072	(6,541)	(1,726)	2,805
Recuperada	6,871	(2,123)	(4,748)	-
Poracota	1,085	-	(1,085)	-
Total	21,935	(7,326)	(5,809)	8,800

During the year 2010, as a consequence of positive changes in the assumptions used since the moment that the impairment provision was recorded in order to determine the recovery carrying amount of long-lived assets, the Company’s Management updated its assessment of the recoverability of the book value of its long-lived assets and reversed the impairment of Antapite, Recuperada and Poracota mining units recorded in previous year. The impairment reversed as of December 31, 2010 amounted to US$13,135,000 (US$7,326,000 corresponds to property, plant and equipment and US$5,809,000 corresponds to development cost) and are disclosed as operating expense in the consolidated income statement.

As of December 31, 2011 Management assess the value in use of its long-lived assets and had no identified any impairment indication in its long-lived assets.

Investments in associates -

In the case of Yanacocha the Company’s Management concluded that there was no objective evidence of impairment as of the consolidated statement of financial position date derived from internal and external indicators (rising trend in the international price of gold, constant level of reserves and an increase in the annual net profit reported). In addition, in the case of associate Cerro Verde, the Company’s Management compared the investment’s fair value according to market capitalization with the investment’s book value, and determined that there was no impairment as of the consolidated statement of financial position date. On the other hand, in the case of Coimolache, and Canteras del Hallazgo, the Company’s Management concluded that there was no objective evidence of impairment as of the consolidated statement of financial position date derived from internal and external indicators. See notes 10(f) and (g).

13.	Trade accounts payable

Trade accounts payable arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations are mostly denominated in U.S. dollars, have current maturities, do not accrue interest and no specific guarantees have been granted for these obligations. Trade accounts payable amount to US$142,375,000 as of December 31, 2011 (US$91,374,000 as of December 31, 2010 and US$61,357,000 as of January 1, 2010).

14.	Other accounts payable

The table below presents the components of this caption:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

Remuneration and similar benefits payable	19,026	10,117	9,017
Taxes payable	12,680	13,671	9,635
Royalties payable to the Peruvian State	3,755	3,511	2,307
Dividends payable	1,052	925	781
Royalties payable to third parties	633	-	-
Interest payable	3	-	502
Loan payable to Newmont	-	11,906	-
Voluntary mining contribution payable	-	1,903	1,437
Other liabilities	4,001	8,114	9,865
	41,150	50,147	33,544

15.	Provisions

The table below presents the components of this caption:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)
Provision for closure of mining units and exploration projects (a)	81,914	77,427	84,361
Stock appreciation rights (b)	43,188	69,380	41,131
Workers’ profit sharing payable (c)	39,157	21,442	13,975
Provision for environmental liabilities	6,136	6,085	6,210
Board of Directors’ participation	3,567	2,528	1,918
Provision for labor contingencies	2,444	3,765	4,454
Provision for community contingencies	1,409	1,442	1,211
	177,815	182,069	153,260

Less – Non current portion
Provision for closure of mining units and exploration projects (a)	(59,132)	(66,496)	(69,219)
Stock appreciation rights (b)	(26,457)	(49,170)	(26,955)
Provision for environmental liabilities	(939)	(548)	(5,834)
	(86,528)	(116,214)	(102,008)
Current portion	91,287	65,855	51,252

(a)	Provision for closure of mining units and exploration projects –

The table below presents the movement of the provision for closure of mining units and exploration projects:

US$(000)

Balance as of January 1, 2010	84,361

Disbursements	(11,967)
Changes in estimates (fixed assets)	(199)
Changes in estimates (results)	(1,160)
Accretion expense	6,392
Balance as of December 31, 2010	77,427

Disbursements	(13,108)
Changes in estimates (fixed assets)	1,571
Changes in estimates (results)	6,924
Accretion expense	9,100
Balance as of December 31, 2011	81,914

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2012 and 2024. Estimates of the costs for closure of mining units are based on studies prepared by independent advisers that meet the environmental regulations in effect. The provision for closure of mining units and exploration projects corresponds mostly to activities that must be carried out for restoring the mining units and areas affected by operation and production activities. The principal works to be performed correspond to earthworks, re-vegetation efforts and dismantling of the plants. Closure budgets are reviewed regularly to take into account any significant change in the studies conducted. Nevertheless, the closure costs of mining units will depend on the market prices for the closure works required, which would reflect future economic conditions. Also, the time when the disbursements will be made depends on the useful life of the mine, which will be based on future metals prices.

As of December 31, 2011, the future value of the provision for closure of mining units and exploration projects was US$127,492, which has been discounted using the annual risk-free rate of 4.87 percent, resulting in an updated liability of US$81,914,000 (US$109,131,000, which was discounted using the annual risk-free rate of 5.98 percent, resulting in an updated liability of US$77,427,000 as of December 31, 2010 and US$84,361,000 as of January 1, 2010). The Company believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

To date the Ministry of Energy and Mines has approved the following mine closure plans:

Project name	Resolution Number	Approval date
Mallay project	R.D. N°208-2008-MEM-AAM	September 2, 2008
Angelica project	R.D. N°058-2009-MEM-AAM	March 12, 2009
Recuperada mining unit	R.D. N°116-2009-MEM-AAM	May 14, 2009
Uchucchacua mining unit	R.D. N°123-2009-MEM-AAM	May 21, 2009
Julcani mining unit	R.D. N°233-2009-MEM-AAM	July 31, 2009
Administrative Economic Unit Esperanza 2001	R.D. N°291-2009-MEM-AAM	September 23, 2009
Pozo Rico project	R.D. N°381-2009-MEM-DGAAM	November 26, 2009
Orcopampa mining unit	R.D. N°398-2009-MEM-DGAAM	December 2, 2009
Unidad Minera Ishihuinca	R.D. N°303-2008-MEM-AAM	December 5, 2008
Antapite mining unit	R.D. N°418-2009-MEM-DGAAM	December 18, 2009
Poracota mining unit	R.D. N°774-2010-MEM-AAM	August 16, 2010
Angelica Rubio Chico project	R.D. N°371-2011-MEM-AAM	April 26, 2011
Pucarumi project	R.D. N°297-2011-MEM-AAM	September 26, 2011
Trocancha Anchaca Project	R.D. N°168-2011-MEM-AAM	June 2, 2011

The Company has constituted letters of credit to Ministry of Energy and Mines for US$39,511,000 to secure mine closure plans for the above-mentioned units.

(b)	Stock Appreciation Rights -

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

The table below presents the principal assumptions used by the Company to estimate the fair value:

	2011	2010	As of January 1, 2010

Historical volatility	49.50%	50.46%	51.24%
Risk-free interest rate	0.00%	0.00%	0.00%
Dividend yield	1.21%	1.20%	1.22%
Period covered by the program	10 years	10 years	10 years
Market value of the shares at closing	US$38.34	US$48.96	US$33.47

The valuation model used by the Company as of December 31, 2011, 2010 and as of January 1, 2010 was Turnbull & Wakeman.

The table below presents the movement of the shares subject to the compensation program for the years 2011 and 2010:

	Number of shares
	2011	2010
Opening balance	3,133,250	2,633,200
Granted during the year	775,000	790,000
Retired during the year	(30,000)	-
Expired during the year	(284,517)	(289,950)
Ending balance	3,593,733	3,133,250

The payment obligation of shares subject to the compensation program per year are as follows: 332,069 in 2012; 467,686 in 2013; 617,532 in 2014; 700,531 in 2015; 530,615 in 2016 and 945,300 thereafter.

The average real prices for the programs granted and expiring in the months of January 2012 and 2011 were US$40.04 and US$50.89 per share, respectively.

The table below presents the movement of the stock appreciation rights for the years 2011 and 2010:

	2011	2010
	US$(000)	US$(000)
Opening balance	69,380	41,131
Valuation (reverse) of the year	(5,982)	39,988
Valuation (reverse) of shares granted during the year	-	2,437
Payments made during the year	(20,210)	(14,176)
	43,188	69,380
Less - non-current portion	26,457	49,170
Current portion	16,731	20,210

The expected life of the SARs is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the SARs is indicative of future trends, which may also not necessarily be the actual outcome.

(c)	Workers’ profit sharing -

Legislative Decree N° 892 (L.D. 892), issued in 1996 and which regulates the right of workers to participate in the company’s profits that performs activities generating third categories income, requires companies domiciled in Peru to compute and pay to employees, a share of the profits generated by the companies for which they work.

The worker’ profit sharing is recognized according to the established in the note 2.3.(n), is considered as labor costs in the “Cost of sales, without considering depreciation and amortization” and “Administrative expense” according to their duties or function.

According to indicated to note 2.3.(v), the workers’ profit sharing is paid until a limit of 18 wages. The excess is retained by the Company and this is paid to Peruvian Government entities (FONDOEMPLEO and regional government). During the year 2011, the excess between the total amounts of workers’ profit sharing calculated in accordance to L.D. 892 and the limit to pay to employees amounts to US$6,221,000 which will be transferred to FONDOEMPLEO within the period established by law. Based on the Company’s accounting policy (note 2.3.(v)), such excess is show as operating expenses in the statement of comprehensive income.

The following table presents the movement of the workers’ profit sharing:

US$(000)
Balance as of January 1, 2010	13,975
Payments	(13,862)
Changes in estimates	21,329
Balance as of December 31, 2010	21,442

Payments	(21,329)
Changes in estimates	39,044
Balance as of December 31, 2011	39,157

16.	Financial obligations

(a)	The table below presents the detail of financial obligations:

	Original amount	Guarantee	Annual interest rate	Maturities	2011	2010	As of January 1, 2010
	US$(000)				US$(000)	US$(000)	US$(000)
Empresa de Generación Huanza S.A.
Leasing(b)	119,000	Joint surety	Three-month Libor plus 4.00% (4.581% as of December 31, 2011, 4.303% as of December 31,2010 and 4.31% as of January 1, 2010)	Quarterly maturities to during seven years from capitalization	105,042	54,127	865
Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	10,000	None	Three-month Libor plus 1.25% (1.831% as of December 31, 2011, 1.553% as of December 31,2010 and 1.56% as of January 1, 2010)	Quarterly maturities of US$500,000 from June 2009 to June 2012	1,000	3,000	5,000
Compañía de Minas Buenaventura S.A.A.
Syndicated Loan Agreement (d)	450,000	None	Three-month Libor plus 2.25% (2.56% as of January 1, 2010)	Quarterly maturities of US$14,667,000 from August 2008 to May 2013. Prepayments may be made on each quarterly due date	-	-	205,333

Banco de Crédito del Perú	75,000	Secured interest of US$13,748,000	Three-month Libor plus 0.85% (1.10% as of January 1, 2010)	Quarterly maturities of US$9,375,000 from September 2008 to June 2010	-	-	18,750
Other minor					72	25	59
					106,114	57,152	230,007
Non-current portion (c)					(105,072)	(55,134)	(150,555)
Current portion					1,042	2,018	79,452

(b)	On December 2, 2010 Banco de Credito, hereinafter “the Bank”, executed a financial lease agreement with Consorcio Energético Huancavelica S.A., Empresa de Generación Huanza S.A. and Compañía de Minas Buenaventura S.A.A. for construction of a hydroelectric power station. This financial lease for US$119,000,000 is in favor of Empresa de Generación Huanza S.A., hereinafter “the Lessee”. This agreement stipulates that Buenaventura commits itself as a joint surety of the Lessee, guaranteeing fulfillment of the pecuniary obligations in favor of the bank. To December 31, 2011, the total disbursement by the bank amounted to US$105,042,000 (US$54,127,000 as of December 31, 2010 and US$865,000 as of January 1, 2010).

(c)	The financial obligations held by Buenaventura and its subsidiaries mature as follows:

Year	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

2010	-	-	79,452
2011	-	2,018	61,548
2012	1,042	1,007	59,674
2013	15,025	7,732	29,333
2014	15,017	7,732	-
2015 thereafter	75,030	38,663	-
	106,114	57,152	230,007
Current portion	1,042	2,018	79,452
Non-current portion	105,072	55,134	150,555

(d)	In the first quarter of 2010, the Company paid the syndicated loan amounting to US$205,333,000 as of December 31, 2009. During 2010, the Company paid for commissions US$616,000. The interest expense related to the Syndicated Loan Agreement amounts to US$857,000 through the day the loan was repaid in the first quarter of 2010.

17.	Shareholders’ equity, net

(a)	Capital stock -

The Company’s share capital is stated in Nuevos Soles (S/.) and consists of common shares with voting rights that represent 100 percent of the Company’s issued capital. The table below presents the components of the capital stock:

	As of December 31, 2011, 2010 and January 1, 2010
	Number of shares	Capital stock	Capital stock
		S/.(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,130,260)	(211,303)	(62,622)
	253,759,664	2,537,596	750,540

The market value of common shares amounted to US$37.78 as of December 31, 2011 (US$48.43 as of December 31, 2010 and US$33.34 as of January 1, 2010) and it presented a trading frequency of 98.41 percent (80 percent as of December 31, 2010 and 95 percent as of January 1, 2010).

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholders’ meetings but do participate in the distribution of dividends. The table below presents the components of investment shares:

	As of December 31, 2011, 2010 and January 1, 2010
	Number of shares	Investment shares	Investment shares
		S/.(000)	US$(000)

Investment shares	744,640	7,446	2,161
Treasury investment shares	(61,976)	(619)	(142)
	682,664	6,827	2,019

The market value of investment shares amounted to US$37.70 as of December 31, 2011 (US$37.39 as of December 31, 2010 and US$29.43 as of January 1, 2010) and it presented a trading frequency of 12 percent (25 percent as of December 31, 2010 and 30 percent as of January 1, 2010).

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

For the year ending December 31, 2011, Buenaventura had not increased its legal reserve due to its legal reserve reached the limit mentioned before. As of December 31, 2010, the Company sat aside from the net profit US$50,243,000.

(d)	Dividends declared and paid -

The table below presents the dividends declared and paid in 2011 and 2010:

Meeting	Date	Dividends declared and paid	Dividend per share
		US$	US$

2011 Dividends
Mandatory Annual Shareholders’ Meeting	March 25	90,959,000	0.33
Board of Directors’ Meeting	October 27	63,396,000	0.23
Less – Dividends of treasury shares		(11,867,000)
		142,488,000
2010 Dividends
Mandatory Annual Shareholders’ Meeting	March 26	82,690,000	0.30
Board of Directors’ Meeting	October 28	44,101,000	0.16
Less – Dividends of treasury shares		(9,748,000)
		117,043,000

The effect of declared and paid dividends by subsidiaries to minority shareholders, is made up as follows:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

Minera La Zanja S.R.L.	31,919	-	-
Sociedad Minera El Brocal S.A.A.	17,263	19,383	11,514
S.M.R.L. Chaupiloma Dos de Cajamarca	14,280	3,688	14,051
Inversiones Colquijirca S.A.	3,274	16,105	2,191
	66,736	39,176	27,756

18.	Tax Situation

(a)	The Company and its subsidiaries are subject to the Peruvian tax system. As of December 31, 2011, the income tax rate was 30 percent on taxable income.

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

(b)	During the four years following the year of filing tax returns the tax authorities have the power to review and, as applicable, correct the income tax computed by the Company. The Income Tax and Value Added Tax (“IGV” by its Spanish acronym) returns for the following years are open to review by Tax Authorities:

Entity	Years open to review by Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2007, 2008, 2009, 2010 and 2011
Buenaventura Ingenieros S.A.	2007, 2008, 2009, 2010 and 2011
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	2007, 2008, 2010 y 2011
Compañía Minera Condesa S.A.	2007, 2008, 2009, 2010 and 2011
Compañía Minera Colquirrumi S.A.	2007, 2008, 2009, 2010 and 2011
Consorcio Energético de Huancavelica S.A.	2007, 2008, 2009, 2010 and 2011
Contacto Corredores de Seguros S.A.	2007, 2008, 2009, 2010 and 2011
Inversiones Colquijirca S.A.	2007, 2008, 2009, 2010 and 2011
Sociedad Minera El Brocal S.A.A.	2007, 2008, 2009, 2010 and 2011
Minas Conga S.R.L.	2007 and 2008
S.M.R.L. Chaupiloma Dos de Cajamarca	2007, 2008, 2010 and 2011
Minera La Zanja S.R.L.	2007, 2008, 2009, 2010 and 2011

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits that will perform will result in increased liabilities for the Company. For that reason any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In Management’s opinion, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2011 and 2010.

Buenaventura -

Buenaventura’s Income Tax Returns for the 2000 and 2003 periods have been audited by Tax Authorities. As a result of the aforesaid, the Tax Administration has issued assessments denying recognition of Buenaventura’s tax-loss carryforwards reported as of December 31, 2000 and 2003 amounting to S/.67,263,000 (equivalent to US$24,940,000) and S/.18,224,000 (equivalent to US$6,757,000). The main objection considered certain non-taxable income – dividends – as taxable income for the purpose of determining tax-loss carryforwards. To date, the Tax Administration has issued a resolution, on the claim petition filed by the Company, to ratify the assessment made in the audit. In the opinion of Management and its legal advisors, this interpretation has no legal basis, and Buenaventura could obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

During the year 2007, the Tax Administration audited Buenaventura’s Income Tax Returns for the 2004 and 2005 periods. As a consequence of the aforementioned, the Tax Administration issued assessments denying recognition of some tax deductions by S/.77,921,000 (equivalent to US$28,892,000) in 2004 and S/.119,785,000 (equivalent to US$44,414,000) in 2005. The main objection considered as taxable income the reversal of the provision related to commercial contracts, which in that time were not deducted to calculate Income Tax. To date, the Tax Administration has issued a resolution, on the claim petition filed by the Company, to ratify the assessment made in the audit. In the opinion of Management and its legal advisors, this interpretation has no legal basis, and Buenaventura could obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

During the year 2010, the Tax Administration audited Buenaventura’s Income Tax and Value Added Tax for the 2006 period. As a consequence of the aforementioned, the Tax Administration does not recognize some tax deductions made by the Company amounting to S/.184,339,000 (equivalent to US$68,350,000. The main objection considered as taxable income the reversal of the provision related to commercial contracts. Also, the Tax Administration considered the explosive delivery to mining contractors as a transaction subject to Income Tax and Value Added Tax amounting to S/.12,275,000 (equivalent to US$4,551,000). In the opinion of Management and its legal advisors, this interpretation has no legal basis, and Buenaventura could obtain a favorable result in the tax claim procedure initiated against the above-mentioned assessments.

The Income Tax declared by the Company for the years 2007 to 2011 and Value Added Tax by the periods from December 2007 to December 2011 are subject to be audited by tax authorities. It is important to mention that currently the tax authorities are auditing 2007 Income Tax.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits that will perform will result in increased liabilities for the Company. For that reason any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in Management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2011 and 2010.

Cedimin -

Cedimin’s Income Tax Return for the 2002 period has been audited by the Tax Administration. As a result, the Tax Administration has issued assessments modifying the tax-loss carryforward declared by Cedimin. In those periods the principal objection is against having considered Cedimin’s loss of S/.22,041,000 (US$8,172,000) on the sale of Minera Huallanca S.A.C. and Minera Yanaquihua S.A. shares as non-deductible. In the opinion of Cedimin’s Management, this interpretation has no legal basis, for which reason Cedimin would obtain a favorable result in the tax claim procedure initiated against the above-indicated assessment.

Condesa -

Condesa’s Income Tax Returns for the 2000, 2001 and 2003 periods have been audited by the Tax Administration. As a result of the aforesaid, the Tax Administration has issued assessments reducing the tax-loss carryforwards from previous years, which Condesa had reported in those periods, by S/.31,338,000 (US$11,620,000). For these periods, the principal objection is against having considered non-taxable income (dividends) as taxable for purposes of determining the tax-loss carryforward.

In October 2011, the Fiscal Court issued the resolutions with favourable result to Condesa. Therefore, tax-loss carryforward reported by Condesa is correctly recognized for 2000, 2001 and 2003.

Sociedad Minera El Brocal S.A.A. -

In 2006 the Tax Administration audited the Sociedad Minera El Brocal S.A.A. (El Brocal) Income tax return for the 2003 period, determining objections of S/.2,292,018 (equivalent to US$849,840) to net income for the period for under-reporting sales by the improper deduction of freight and insurance on mineral exports, which results in a reduction of the tax-loss carryforwards for the mentioned amount. The penalty resolution issued for this objection amounts to S/.343,803 (equivalent to US$127,476 without penalty interest) and was not accepted by El Brocal, therefore a claim was filed against the penalty. On November 30, 2010, the Tax Administration has issued a resolution No. 0150140009380, which rejected Brocal’s claim. Brocal do not agree with the scope of the resolution and a claim was presented to Fiscal Court on January 10, 2011, in accordance with the deadlines established by the Tax Code.

(c)	As of December 31, 2011 and 2010, the tax-loss carryforward determined by Buenaventura amounts to approximately S/.595,924,000 and S/.1,133,541, respectively (equivalent to US$220,958,000 and US$420,297,000). In November 2010, a restated income tax return was submitted for 2009 which increased the tax-loss carryforward. As allowed by the Income Tax Law, Buenaventura has chosen a system for offsetting this loss with an annual cap equivalent to 50 percent of net future taxable income, until exhausting this amount. The amount of the tax-loss carryforward is subject to the results of the audits mentioned in the previous paragraph (b).

Buenaventura has decided to recognize a deferred income tax asset insofar as there it is more likely than not that the tax-loss carryforward can be used to offset future taxable net income. See note 25.

(d)	For purposes of determining the Income Tax and Value Added Tax (“IGV” by its Spanish acronym), the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be substantiated with documentation and information on the valuation methods used and the criteria considered for their determination. Based on analysis of the Company’s operations, the Company’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Company as of December 31, 2011, 2010 and as of January 1, 2010.

(e)	As mentioned in the note 2.3.(r) payments to the Government for mining royalties and special mining tax are under the scope of IAS 12, therefore, they are managed as were income tax, see detail in note 25(c).

19.	Net sales

The Company’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The table below presents the net sales to customers by geographic region and product type:

	2011	2010
	US$(000)	US$(000)

Net sales by geographic region
America	710,729	504,648
Peru	600,147	479,126
Europe	132,662	35,937
Asia	8,321	7,944
	1,451,859	1,027,655
Services rendered
Peru	41,225	20,230
Asia	710	-
America	82	-
Europe	6	-

	1,493,882	1,047,885

	2011	2010
	US$(000)	US$(000)
Net sales by product
Gold	791,387	578,582
Silver	526,380	274,624
Copper	193,215	129,444
Zinc	72,095	92,884
Lead	36,880	46,913
	1,619,957	1,122,447
Deductions	(127,957)	(112,254)
Prior-period settlements	2,429	(4,922)
	1,494,429	1,005,271
Adjustment to open provisional liquidations	(22,679)	6,630
Embedded derivatives from sale of concentrate (a)	(11,210)	13,870
Hedging operations	(8,681)	1,884
	1,451,859	1,027,655
Sale of services, power and other minor items	42,023	20,230

	1,493,882	1,047,885

(a)	Embedded derivative -

The terms of metal in concentrate sales contracts with third parties contain provisional pricing arrangements whereby the selling price for metal in concentrate is based on prevailing spot prices on a specified future date. The Company’s sales based on a provisional sales price contain an embedded derivative, which is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrates at the current spot LME price. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. At December 31, 2011 and 2010, the Company had consolidated embedded derivatives based on forward prices for the expected settlement dates. Final prices on these sales will be established over the next several months pursuant to terms of sales contracts. The impact of fluctuations in the forward prices used for these derivatives through the settlement date is reflected as derivative gains and losses in revenues.

Concentrate sales include adjustments to the provisional sale value resulting from changes in the fair value of the embedded derivative. These adjustments resulted in lower sales by US$11,210,000 and higher sales by US$13,870,000 in 2011, and 2010, respectively, as a result of the future behavior of metal prices trade by the Company at the cutoff date. See note 19 and 28(c).

(b)	Concentration of sales -

In 2011, the three most important customers represented 58%, 21% and 6% of total sales (49%, 0% and 2% of total sales in 2010). As of December 31, 2011, 86% of the accounts receivable are related to these customers (34% as of December 31, 2010). The Company’s sales of gold and concentrates are delivered to investment banks and national and international well known companies. See note 29(b). Some have sales contracts that guarantee supplying them the production from the Company’s mines at prices that are based on market quotations.

20.	Costs of sales, without considering depreciation and amortization

The table below presents the components of this caption:

	2011	2010
	US$(000)	US$(000)

Opening balance of products in process, note 9(a)	77,441	15,650
Opening balance of finished goods, note 9(a)	6,750	7,578
Services provided by third parties	173,162	167,510
Direct labor	103,313	76,666
Consumption of materials and supplies	101,700	86,946
Electricity and water	35,083	20,890
Rentals	24,542	6,697
Cost of concentrate purchase to third parties	16,917	12,741
Transport	13,445	10,538
Insurance	9,658	7,281
Maintenance and repair	5,256	4,441
Other production expenses	38,314	12,734
Provision for impairment of finished goods, note 9(f)	383	1,648
Final balance of products in process, note 9(a)	(140,775)	(77,441)
Final balance of finished goods, note 9(a)	(19,026)	(6,750)

	446,163	347,129

21.	Exploration in operating units

The table below presents the components of this caption:

	2011	2010
	US$(000)	US$(000)

Exploration expenses
Orcopampa	33,391	28,719
Uchucchacua	20,223	16,683
Poracota	18,244	18,390
Shila - Paula	15,482	10,688
Antapite	7,271	6,346
Julcani	6,563	5,105
Recuperada	5,847	5,246
La Zanja	2,334	264
	109,355	91,441

22.	Royalties

The table below presents the components of this caption:

	2011	2010
	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., note 31(b)	31,882	27,572
Peruvian Government	28,222	24,613
Minera El Futuro de Ica S.R.L., note 31(b)	158	85
	60,262	52,270

23.	Administrative expense

The table below presents the components of this caption:

	2011	2010
	US$(000)	US$(000)

Personnel expense	38,466	37,184
Other management expenses	17,969	8,815
Professional fees	12,116	6,490
Rent	2,653	1,248
Board of Directors’ participation	2,591	2,384
Donations	1,878	1,691
Supplies	1,162	665
Subscription	976	848
Communications	783	903
Insurance	726	856
Travel and mobility	731	608
Maintenance	729	534
Amortization of other assets	239	503
Canon	83	83
Allowance for doubtful accounts	50	2,000
Valuation (reversed) of stock appreciation right	(5,982)	42,425
	75,170	107,237

24.	Exploration in non-operating areas

The expenses incurred in 2011 and 2010 by exploration area are presented below:

	2011	2010
	US$(000)	US$(000)

Projects outside of mining units
Mallay	10,536	9,251
Breapampa	5,565	1,486
Trapiche	4,731	1,321
Colquemayo	4,042	2,759
Pachuca Norte – México	3,264	203
San Gregorio	3,015	2,837
Focus	1,957	104
Consolidado de Hualgayoc	1,937	2,126
Chiptaj – Chancas	1,813	784
Chacua (San Francisco)	1,612	105
La Joya	1,577	177
Vacas Heladas	736	-
El Faique	590	477
Chaje	206	1,042
Terciopelo	133	1,230
Anamaray	99	828
San Pedro Sur	-	1,940
Taguas	-	540
Other minor projects less than US$500,000	991	5,478
	42,804	32,688
Projects in mining units
Marcapunta	6,789	3,417

	49,593	36,105

25.	Income tax

(a)	The Company and its subsidiaries recognize the effects of timing differences between the accounting basis and the tax basis. The table below presents the components of this caption, according to the items that give rise to them:

	As of January 1, 2010	Credit (debit) to the consolidated Income statement	Credit (debit) to the consolidated changes in shareholders’ equity	As of December 31, 2010	Credit (debit) to the consolidated Income statement	Credit (debit) to the consolidated changes in shareholders’ equity	As of December 31, 2011
	US$(000)	US$(000)		US$(000)	US$(000)		US$(000)
Deferred asset for income tax included in results
Tax – loss carryforward	161,521	(36,158)	-	125,363	(59,053)	-	66,310
Difference in depreciation and amortization rates	13,428	5,780	-	19,208	8,831	-	28,039
Provision for closure of mining units, net	14,358	(584)	-	13,774	1,132	-	14,906
Stock appreciation rights provision	12,313	8,549	-	20,862	(7,545)	-	13,317
Loss from translation into U.S. dollars	4,989	941	-	5,930	3,130	-	9,060
Embedded derivative from sale of concentrates	-	1,327	-	1,327	929	-	2,256
Environmental liability for Mina Santa Barbara	1,494	-	-	1,494	-	-	1,494
Impairment of property, plant, machinery and equipment, and development costs	4,867	(4,867)	-	-	-	-	-
Other minor	7,777	7	-	7,784	2,053	-	9,837
	220,747	(25,005)	-	195,742	(50,523)	-	145,219
Less – Allowance for deferred asset recoverability	(3,005)	383	-	(2,622)	(1,177)	-	(3,799)
	217,742	(24,622)	-	193,120	(51,700)	-	141,420
Deferred asset included in retained earnings
Derivative financial instruments	2,054	-	4,903	6,957	-	(6,468)	489
	219,796	(24,622)	4,903	200,077	(51,700)	(6,468)	141,909
Deferred assets for mining royalties and special mining tax included in results
Exploration expenses	-	-	-	-	2,157	-	2,157
Final price adjustment of open provisional liquidations	-	-	-	-	828	-	828
Embedded derivatives from sale of concentrate	-	-	-	-	335	-	335
	-	-	-	-	3,320	-	3,320
Total deferred asset	219,796	(24,622)	4,903	200,077	(48,380)	(6,468)	145,229
Deferred liability for income tax included in results
Differences in amortization rates for development costs	(13,403)	(4,760)	-	(18,163)	3,278	-	(14,885)
Deemed cost of fixed assets	-	(4,848)	-	(4,848)	1,469	-	(3,379)
Unrealized loss on hedging derivatives financial instruments	-	-	-	-	(384)	-	(384)
Embedded derivatives from sale of concentrate	(1,451)	(1,314)	-	(2,765)	2,565	-	(200)
Other minor	(2,611)	2,360	-	(251)	6	-	(245)
	(17,465)	(8,562)	-	(26,027)	6,934	-	(19,093)
Deferred liability for mining royalties and special mining tax included in results
Deemed cost of fixed assets	-	-	-	-	(501)	-	(501)
Derivative financial instruments	-	-	-	-	(54)	-	(54)
Embedded derivatives from sale of concentrate	-	-	-	-	(43)	-	(43)
	-	-	-	-	(598)	-	(598)
Total deferred liability	(17,465)	(8,562)	-	(26,027)	6,336	-	(19,691)
Deferred asset, net	202,331			174,050			125,538

Buenaventura has not recognized deferred income tax liability in relation to the excess of the accounting basis over the tax basis of investments in shares due to the following:

-	In the case of the Cerro Verde associate, Buenaventura has not recognized a deferred income tax asset for US$550,668,000 as of December 31, 2011 (deferred asset of US$976,343,000 as of December 31, 2010 and US$60,615,000 as of January 1, 2010) given that Buenaventura’s Management, even though only exercising significant influence over this associate, has the intention and capacity to hold this investment until its copper reserves are depleted; in this sense, Management believes that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to the income tax paid by the Company. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in this associate (which event would result in a taxable capital gain based on current tax law).

-	In the case of the Yanacocha associate, Buenaventura has not recognized a deferred income tax liability for US$344,330,000 as of December 31,2011 (deferred liability of US$262,575,000 as of December 31, 2010 and US$188,318,000 as of January 1, 2010) given that Buenaventura’s Management, even though only exercising significant influence over this associate, has the intention and capacity to hold this investment until its gold and silver reserves are depleted; in this sense, Management believes that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to the income tax paid by the Company. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in this associate (which event would result in a taxable capital gain based on current tax law).

(b)	The table below presents the current and deferred portions of the provisions for Income Tax shown in the consolidated income statement for the years 2011 and 2010:

	2011	2010
	US$(000)	US$(000)

Income (expense) for income tax purposes
Current
Compañía de Minas Buenaventura S.A.A.	(60,091)	(38,003)
Minera La Zanja S.A.	(37,180)	(3,793)
Inversiones Colquijirca S.A.	(35,944)	(27,765)
S.M.R.L. Chaupiloma Dos de Cajamarca	(18,976)	(16,411)
Consorcio Energético de Huancavelica S.A.	(1,404)	(1,364)
Other	(4,867)	(1,246)
	(158,462)	(88,582)

Deferred
Compañía de Minas Buenaventura S.A.A.	(51,544)	(29,519)
Inversiones Colquijirca S.A.	6,335	(55)
Minera La Zanja S.A.	31	(5,134)
Other	54	(36)
	(45,124)	(34,744)
	(203,586)	(123,326)

Mining royalties and Special Mining Tax
Current
Compañía de Minas Buenaventura S.A.A.	(7,371)	-
Minera La Zanja S.A.	(2,176)	-
Sociedad Minera El Brocal S.A.A.	(1,211)	-
	(10,758)	-

Deferred
Minera La Zanja S.A.	1,634	-
Compañía de Minas Buenaventura S.A.A.	1,140	-
Sociedad Minera El Brocal S.A.A.	3	-
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	(22)	-
	2,755	-
	(8,003)	-

Income tax	(211,589)	(123,326)

(c)	During the years 2011 and 2010, the provisions posted for income tax in the income statement were determined as follows:

	2011	%	2010	%
	US$(000)		US$(000)

Income before income tax	1,172,067		848,215
Share in the results of associates	(468,363)		(428,885)
	703,704	100.0	419,330	100.0

Income tax	211,112	30.0	125,799	30.0
Expenses not deductible for tax purposes	4,856	0.7	1,963	0.5
Adjustment of provision for closure of mining units and exploration projects	1,132	0.2	(584)	(0.1)
Effect of translation to U.S. dollars	(3,130)	(0.40)	(941)	(0.2)
Recovery of exploration expenses in Tantahuatay project	-	-	(4,504)	(1.1)
Reversal of the provision for impairment of long-lived assets	-	-	(4,867)	(1.2)
Financial incomes for exonerated interests	-	-	(379)	(0.1)
Royalties and special mining tax	(3,227)	(0.5)	-	-
Other permanent items	(7,157)	(1.0)	6,839	1.6
Expense for income tax purposes	203,586	28.9	123,326	29.4
Mining royalties and Special Mining Tax	8,003	1.1	-	-
Total	211,589	30.0	123,326	29.4

(d)	In September 29, 2011, the Peruvian Government approved the Law that modifies the Mining Royalties, and created the Mining Tax, in order to increase the fiscal revenue from the mining companies that produce and sell metallic and nonmetallic minerals, and that do not have stability contracts. It also created the Special Mining Tax to increase the tax revenues from mining companies with tax stability contracts. Additionally, the Special Mining Burden was created in order to increase the fiscal revenue from the mining companies that have effective stability contracts. The main features of these new taxes are that they tax operating income and have progressive rates. The new rules came into effect from October 1, 2011. See note 25 (a) and (b) the effect of these new changes in tax legislation.

26.	Basic and diluted earnings per share

Basic earnings per share are computed by dividing net earnings for the period by the weighted average number of shares outstanding during the year.

Computation of the earnings per share as is presented below:

	2011	2010

Net income attributable to Buenaventura (numerator) – US$	858,927,000	660,821,000
Common shares, note 17(a)	253,759,664	253,759,664
Investment shares, note 17(b)	682,664	682,664
Shares (denominator)	254,442,328	254,442,328
Basic and diluted earnings per share attributable to Buenaventura – US$	3.38	2.60

Basic and diluted earnings per share are the same given that there are no instruments that have a dilutive effect on earnings.

27.	Disclosure of information on segments

International Financial Reporting Standard (IFRS) 8 – “Operating Segments” requires that corporations present financial information taking into account the information reported that the chief operating decision maker uses internally for evaluating the performance of operating segments and allocating resources to those segments (a “through the eyes of management” approach).

The Company’s only reportable segment that meets the threshold for reporting is mining, these activities are executed through thirteen companies. The Company’s Management considers that these companies could be combined in one segment (mining) considering the financial performance and similar characteristic related to goods nature, production process nature, type of clients and legal environment. The electric segment, mining consulting and insurance are not significant in order to evaluate business development, reason why the Management considers mining the only reportable segment.

28.	Derivative financial instruments

Derivative contracts –

Buenaventura

As of December 31, 2011 and 2010, Buenaventura had no derivative contracts.

El Brocal

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

These hedging options establish a maximum and a minimum price. When the average price for the quotation period is above the maximum price established, the purchase option in favor of the counterpart is activated, generating a payment to El Brocal of the difference between the two prices. On the other hand, when the average price for the quotation period is below the minimum price established, the sale option in favor of El Brocal is activated, resulting in receipt of the difference between both prices.

Cash-flow hedges operations as of December 31, 2011 were:

Metal	Monthly average amount FMT	Volume amount FMT	Fixed average Price per FMT	Periods	Fair value
			US$		US$(000)
Zero cost collar-option contracts

Copper	250	2,750	7,500 - 8,415	February –December 2012	638
Copper	250	2,750	7,500 - 8,425	February –December 2012	645
Fair value of financial instruments (asset)					1,283

The fair value of the derivative financial instruments held as of December 31, 2010 was a liability amount to US$23,188,000, which is presented in the “Derivative financial instruments” caption of the consolidated statement of financial position (US$16,291,000 and US$6,897,000 as current and non-current composition, respectively). The fair value of the derivative financial instruments held as of January 1, 2010 was a liability amount to US$6,843,000, which is presented in the “Derivative financial instruments” caption of the consolidated statement of financial position (US$1,468,000 and US$5,375,000 current and non-current composition, respectively).

The cash-flow hedges for sales to be made in coming years have been assessed by El Brocal Management as highly effective. Effectiveness has been measured by the flow-compensation method, since El Brocal’s Management considers it as the method that best reflects the risk management objective with regard to coverage.

As of December 31, 2011, El Brocal, as a result of the hedging transactions settled as of December 31, 2011, held payable accounts of US$58,000 from London Metal Exchange brokers, which is presented in “Other accounts payable” caption (US$2,227,000 to December 31, 2010 were presented in the “Other accounts receivable” caption of the consolidated statement of financial position).

(b)	The change in the consolidated statement of comprehensive income related to hedging instruments is as follows:

	Hedge derivative financial instruments	Income tax	Net change in unrealized gain (loss) on hedging derivative financial instruments
	US$(000)	US$(000)	US$(000)
Balance as of January 1, 2010	(6,843)	2,053	(4,790)
Gain from hedging transactions settled during the period, note 19(a)	(1,884)	565	(1,319)
Unrealised gain on hedge derivative financial instruments	(14,461)	4,338	(10,123)
Total change in derivative financial instruments for hedging	(16,345)	4,903	(11,442)

Balance as of December 31, 2010	(23,188)	6,956	(16,232)

Loss from hedging transactions settled during the period, note 19(a)	8,681	(2,604)	6,077
Unrealised gain on hedge derivative financial instruments	15,790	(4,791)	10,999
Total change in derivative financial instruments for hedging	24,471	(7,395)	17,076
Balance as of December 31, 2011, note 28(a)	1,283	(439)	844

(c)	Embedded derivatives from changes in the provisional prices of commercial settlements -

As of December 31, 2011 and 2010 the changes in the fair value of embedded derivatives, were present in the “Net sales” caption of the consolidated income statement. The futures quotes for the dates on which it is expected to settle the open positions as of December 31, 2011, 2010, and January 1, 2010 are taken from publications of the London Metals Exchange.

Embedded derivatives from concentrate sales held by Buenaventura and El Brocal as of December 31, 2011:

			Quotations
Metal	Amount	Maturity 2012	Provisional	Future	Fair value net
			US$	US$	US$(000)

Gold	6,713 DMT	January – March	1,605.40 - 1,727.90	1,617.10-1,624.20	(296)
Silver	1,451,655 DMT	January – April	29.38 – 41.02	28.83-28.91	(7,713)
Copper	17,898 DMT	January – April	7,348 – 9,040.34	7,529-7,603	597
Lead	9,273 DMT	January – April	1,945 - 2,457.78	1,987-2,025	(719)
Zinc	1,581 DMT	January – March	1,914.97 - 2,011.75	1,821.25-1,830.25	(173)
Gold	60,458 Ounces	January	1,606.50 – 1,785	1,640 -1,810	1,517
Other					(519)
Total liability, net					(7,306)

Embedded derivatives from concentrate sales held by Buenaventura and El Brocal as of December 31, 2010:

			Quotations
Metal	Amount	Maturity 2011	Provisional	Future	Fair value net
			US$	US$	US$(000)

Gold	4,831 DMT	January - April	1,389.30	1,384.00	41
Silver	1,296,646 DMT	January - April	20.30 – 29.18	29.49 – 29.52	3,641
Lead	2,172 DMT	January - April	2,169.14 – 2,400.26	2,594.00 – 2,614.00	666
Zinc	6,768 DMT	January - April	2,252.86 – 2,296.55	2,396.25 – 2,435.00	197
Copper	40,826 DMT	January - June	7,652.58 – 9,167.00	9,508.00 – 9,705.00	9,008
Gold	16,278 Ounces	January	1,382.92	1,388.41	92
Total assets, net					13,645

Embedded derivatives from concentrate sales held by Buenaventura and El Brocal as of January 1, 2010:

			Quotations
Metal	Amount	Maturity 2010	Provisional	Future	Fair Value net
			US$	US$	US$(000)

Gold	8,535 DMT	December - January	1,108.67 - 1,189.28	1,133.42 - 1,150.70	69
Silver	2,432,066 DMT	September - January	15.90 - 19.07	16.39 - 18.68	(955)
Copper	17,211 DMT	January - February	5,216.00 - 6,982.00	7,399.00 - 7,389.00	3,195
Lead	17,568 DMT	September - February	1,900.00 - 2,329.00	2,204.55 - 2,505.50	145
Zinc	42,012 DMT	November - February	1,880.08 - 2,376.00	2,193.38 - 2,574.00	1,771
Gold	40,375 Ounces	January	1,105.50 - 1,192.50	1,134.50 - 1,138.34	321
Total assets, net					4,546

29.	Financial – risk management objectives and policies

The Company’s activities expose it to a variety of financial risks; the principal risks that could adversely affect the Company’s financial assets and liabilities and its future cash flows are: exchange-rate risk, risk of changes in the prices of minerals, interest-rate risk, liquidity risk and credit risk. The Company’s risk management program deals with minimizing the potential adverse effects on its financial performance.

The Company’s Management is expert as to the conditions existing in the market and, based on its knowledge and experience, reviews and decides on policies to manage each of these risks, which are described in the following paragraphs. This also includes analyses seeking to reveal sensitivity in the Company’s financial instruments to changes in market variables and show the impact on the consolidated income statement or equity, if necessary.

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

The sensitivity analysis in this section relates to the positions as of December 31, 2011 and 2010, and has been prepared considering that the proportion of financial instruments in foreign currency remains constant.

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

As of December 31, 2011, the Company had posted a net loss of US$675,000 from exchange differences (in the 2010 period, a net loss of US$750,000 from exchange differences) from the translation of balances in Nuevos Soles to the functional currency.

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase / decrease	Effect on earnings before income tax
		US$(000)

2011
Exchange rate	+10%	8,638
Exchange rate	-10%	(10,333)

2010
Exchange rate	+10%	3,032
Exchange rate	-10%	(3,617)

As of January 1, 2010
Exchange rate	+10%	3,683
Exchange rate	-10%	(4,502)

(a.2)	Risk of changes in the prices of minerals

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

Embedded derivatives

The Company allocates a provisional sales value to the sales that are subject to future settlement pursuant to the commercial contracts signed with its customers. Exposure to changes in the price of metals generates an embedded derivative that must be separated from the commercial contract. At each period’s closing, the value of provisional sales is adjusted in accordance with the estimated price for the quotation period stipulated in the contract. Adjustment of the provisional sale value is posted as an increase or decrease in net sales. See note 2.3.(p).

The estimated change in the price for sales pending final settlement, which is disclosed within the net sales of embedded derivative to December 31, 2011, amounted to US$11,210,000 (note 28(c)). The estimate corresponding to such settlements as closed in January 2012 were reduced by 10 percent with respect to the actual value settled. In the case of settlements that still maintain their provisional value as of December 31, 2010; their estimate was also reduced by 4 percent due to the drop in metals prices since the month of January.

El Brocal -

In order to cover the risk resulting from a drop in the prices of metals to be marketed, El Brocal signed derivative contracts that qualify as cash-flow hedges. See note 28(a).

In order to control and follow up on hedges, El Brocal approved a hedging policy “Policy for Hedging Metals Prices”, which is carried out and enforced together with the Policy for Management of Financial Risks. Likewise, El Brocal has a Hedging Committee with the objective of mitigating the risks associated with the changes and volatility taking place in metals prices produced.

With respect to future prices as of December 31, 2011, 2010 and as of January 1, 2010 and the fair value as of those dates of the position in derivative financial instruments for hedging contracted by El Brocal, a sensitivity analysis of the position’s fair value is presented considering a change on the order of 10 percent for the relevant prices, while all other variables remain constant:

Effect on unrealised gain (loss) on hedge derivative financial instruments, net
US$(000)

2011
Increase of 10 percent in future quotes
Hedges in effect for 2012	(2,047)
Decrease of 10 percent in future quotes
Hedges in effect for 2012	4,661
2010
Increase of 10 percent in future quotes
Hedges in effect for 2010	(7,785)
Hedges in effect for 2011	(4,950)
(12,735)
Decrease of 10 percent in future quotes
Hedges in effect for 2010	7,190
Hedges in effect for 2011	4,875
12,065

As of January 1, 2010
Increase of 10 percent in future quotes
Hedges in effect for 2010	(3,580)
Hedges in effect for 2011	(2,201)
(5,781)
Decrease of 10 percent in future quotes
Hedges in effect for 2010	3,059
Hedges in effect for 2011	2,439
5,498

(a.3)       Interest-rate risk

The Company is exposure to interest-rate risk change especially by its long-term financial obligations.

In the case, the interest-rate subject to the long-term financial obligation changes on the order of 10 percent for LIBOR rate as of December 31, 2011 and 2010 and January 1, 2010, respectively, the effect on income before income tax had not been significant. The effect is shown below:

	Increase / decrease in Libor rate	Effect on results
	(percentage points)	US$(000)
2011
Interest rate	+10.0	1
Interest rate	-10.0	(1)

2010
Interest rate	+10.0	1
Interest rate	-10.0	(1)

As of January 1, 2010
Interest rate	+10.0	84
Interest rate	-10.0	(84)

(b)	Credit risk -

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

There is concentration-of-credit risk when there are changes in the economic, industrial or geographic factors that equally affect the counterparts related to the Company. The Company’s gold and concentrate sales are made to companies of recognized national and international prestige. Transactions are executed with various counterparts with credit solvency, which mitigates any significant concentration of credit.

Trade accounts receivable are denominated in U.S. dollars; their due dates are the dates of emission on the proof of payment, which amounts become cash in days following their due dates. The Company’s sales of the Company are made to domestic and foreign customers; as of December 31, 2011 it had a portfolio of 14 customers (11 customers as of December 31, 2010). See concentration of sales in note 19(b). The Company performs an assessment on those debts whose collection is estimated as a variable to determine the allowance for doubtful accounts.

Credit risk is limited to the book value of the financial assets as of the consolidated statement of financial position date. These assets consist mainly of cash and cash equivalents, trade accounts receivable, other accounts receivable and derivative financial instruments.

Collections in January 2012 amounted to US$148,063,000, which represents 86% percent of the balances receivable as of December 31, 2011.

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

An analysis of the Company’s financial liabilities classified according to their aging is presented below, considering the period from their due date to the consolidated statement of financial position:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2011
Trade accounts payable	142,375	-	-	-	142,375
Long-term debt (principal and interest)	1,085	857	55,519	53,001	110,462
Embedded derivatives for concentrates sales	7,519	-	-	-	7,519
Other accounts payable	41,150	-	-	-	41,150
	192,129	857	55,519	53,001	301,506

As of December 31, 2010
Trade accounts payable	91,374	-	-	-	91,374
Long-term debt (principal and interest)	2,056	1,222	611	54,332	58,221
Financial hedging instruments	16,291	6,897	-	-	23,188
Other accounts payable	50,147	-	-	-	50,147
Total	159,868	8,119	611	54,332	222,930

As of January 1, 2010
Trade accounts payable	61,357	-	-	-	61,357
Long-term debt (principal and interest)	84,380	64,532	90,787	-	239,699
Financial hedging instruments	1,468	5,375	-	-	6,843
Embedded derivatives for concentrates sales	292	-	-	-	292
Other accounts payable	32,794	-	-	-	32,794
Total	180,291	69,907	90,787	-	340,985

(d)	Capital management -

The objective is to safeguard the Company’s capacity to continue as a going concern for the purpose of providing returns for shareholders, benefits for the stakeholders and maintaining an optimal structure that allows reducing the cost of capital.

The Company manages its capital structure and makes adjustments to confront changes in the market’s economic conditions. The Company’s policy is to finance all its short and long-term projects with its own operating resources. In order to maintain or adapt the capital structure, the Company may amend the policy for dividend payments to shareholders, return capital to its shareholders or issue new shares. There were no changes in objectives, policies or procedures during the years ending December 31, 2011, 2010 and as of January 1, 2010 (transition date).

30.         Fair value of financial instruments

Fair value is defined as the amount at which assets would be exchanged or liabilities settled between knowing and willing parties In an arm’s length transaction, under the assumption is a going concern entity.

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

Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities which are liquid or have short-term maturity (less than three months), such as cash and cash equivalent, accounts receivable, other accounts receivable, accounts receivable from associates, accounts payable and other current liabilities, it is estimated that their book value is similar to their fair value.

The methods and assumptions used depend upon the terms and specific risks related to each financial instrument were in order to estimate fair values:

(a)	The fair value of cash and cash equivalents, trade accounts receivable, other accounts receivable, accounts receivable from associates, trade payables and other current liabilities, other accounts payable, other accounts payable to associates and financial obligation approximate their carrying amounts largely due to the short-term maturities of these instruments.

(b)	The embedded derivative financial instruments are valued using valuation techniques with market observable inputs (commodity forward quotations).

(c)	The fair value of other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

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

Based on the foregoing, there is no significant differences between book value and fair value of financial instruments as of December 31, 2011 and 2010 and as of January 1, 2010.

	2011		2010		As of January 1, 2010
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Financial assets
Cash and cash equivalents	480,968	480,968	600,796	600,796	714,454	714,454
Trade accounts receivable, net	52,178	52,178	50,154	50,154	-	-
Other accounts receivable	54,091	54,091	56,363	56,363	32,722	32,722
Accounts receivable from associates	79,687	79,687	45,278	45,278	21,866	21,866

Financial liabilities
Trade accounts payable	142,375	142,375	91,374	91,374	61,357	61,357
Other accounts payable	60,765	60,765	53,103	53,103	33,825	33,825
Other accounts payable to associates	1,887	1,887	2,954	2,954	-	-
Financial obligations	106,114	110,462	57,152	58,221	230,007	239,699

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

The financial instruments measured at fair value used by the Company, use level 2 valuation techniques in the periods ended as of December 31, 2011 and 2010, and as of January 1, 2010. This financial instrument is related to the embedded derivative based on the future price of copper on the expected date of settlement. At December 31, 2011 and 2010, the balance of those items was a liability of US$7,306,000 and an asset of US$13,645,000, respectively (an asset of US$4,546,000 as of January 1, 2010).

There has been no transfer between fair value levels during 2011 or 2010.

31.	Commitments and contingencies

(a)	Environmental -

The Company’s exploration and exploitation activities are subject to environmental protection standards.

Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment.

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objective of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Company presented preliminary environmental studies and Environmental Adaptation and Management Programs (EAMP) for mining units. The Ministry of Energy and Mines has approved the EAMP presented by the Company for its mining units and exploration projects. See detail of plans approved in note 15(b).

The Company believes that the liabilities posted are sufficient to comply with the environmental regulations in effect in Peru. See detail in note 15(b).

(b)	Leased concessions -

Sindicato Minero Orcopampa S.A. -

The Company pays 10 percent on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043. See note 22.

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

(c)	Purchase option contracts –

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

(d)	Legal procedures –

Buenaventura –

Buenaventura is a party in legal procedures that have arisen in the normal course of its activities; nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, in particular or as a whole, could result in material contingencies.

Yanacocha –

Mercury spill in Choropampa –

In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of S/.1.7 million (approximately $0.5 million) to the Peruvian government.

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

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits entered into settlement agreements with Yanacocha prior to filing such claims. In April 2008, the Peruvian Supreme Court upheld the validity of these settlement agreements, which should result in the dismissal of all claims brought by previously settled plaintiffs. Yanacocha has also entered into settlement agreements with approximately 350 additional plaintiffs. The claims asserted by approximately 212 plaintiffs remain. In December 2010, Yanacocha resolved 4 additional claims which should result in the dismissal of all claims brought by previously settled plaintiffs. Yanacocha cannot reasonably predict the final outcome or estimate the possible loss relating to such claims. The maximum additional expense related to these judicial claims is estimated at US$1.5 million.

Baños del Inca

In September 200 the Municipality of Baños del Inca issued a declaration designating an area that includes the Carachugo Expansion and San Jose Projects as reserved and protected areas. Based on previous experience and actions taken by the Constitutional Tribunal (Peru Court of last instance for Constitutional issues) in respect of Cerro Quilish in which it was ruled that such declaration did not affect Yanacocha’s mining rights, Yanacocha believes that Baños del Inca’s declaration should not impact the Yanacocha’s legal rights to exploit these concessions.

In March 2008, the Lima Court rejected a Baños del Inca Municipality request which did not recognize Lima’s Jurisdiction. The legal proceeding is currently pending resolution in Lima’s Court of First Instance.

San Pablo

In February 2007 the Municipality of San Pablo issued an ordinance designating an area that includes Las Lagunas and Pozo Seco as reserved and protected areas, where Yanacocha has mining rights. Based on previous experience and actions taken by the Constitutional Tribunal in respect of Cerro Quilish in which it was ruled that such declaration did not affect Yanacocha’s mining rights, Yanacocha believes that San Pablo’s declaration, should not impact Yanacocha’s legal rights to exploit these concessions. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack the authority to create such areas, denying the rights granted by Yanacocha’s mining concessions. The Court in the First Instance rejected the complaint based on formal grounds. The resolution of the Court was appealed before Lima’s Court of Second Instance.

In November 2008, Lima’s Court affirmed the ruling from the First Instance. In December 2011, Constitutional Court accepts the complaint. The process is currently pending resolution.

Clinica Internacional, Addeco, SDC Security

Workers of three contractors companies (Clinica Internacional, Adecco and SDC Security) have initiated judicial proceedings through which they demand their incorporation into Minera Yanacocha’s payroll. The workers deem they are direct employees of Yanacocha with all the rights, arguing that they receive direct orders from Minera Yanacocha and that most of the equipment they use is given by Yanacocha. All proceedings, which involve a total of 85 workers, are pending First Instance resolution.

(e)	Tax procedures –

Cerro Verde –

SUNAT has assessed mining royalties on materials processed by Cerro Verde concentrator which commenced operations in late 2006. These assessments cover the period October 2006 to December 2007 and the years 2008 and 2009. SUNAT has issued rulings denying Cerro Verde’s protest of the assessments. Cerro Verde has appealed these decisions and currently has three cases pending before the Peruvian Tax Tribunal. Cerro Verde is challenging these royalties because it believes its stability agreement provides an exemption for all minerals extracted from its mining concession, irrespective of the method used for processing those minerals. Although we believe our interpretation of the stability agreement is correct, if Cerro Verde is ultimately found responsible for these assessments, the amount of royalty and related interest payable would be significant. SUNAT may continue to assess mining royalties annually until this matter is resolved by the Peruvian Tax Tribunal.

32.	Transactions with associates companies

(a)	The Company has carried out the following transactions with its associates in the years 2011 and 2010:

	2011	2010
	US$(000)	US$(000)
Minera Yanacocha S.R.L. :
Paid royalties to:
S.M.R.L. Chaupiloma Dos de Cajamarca	62,742	55,883

Services received by:
Buenaventura Ingenieros S.A. (Implementation of specific work orders)	11,579	1,575
Consorcio Energético de Huancavelica S.A. (Electric power transmission)	4,279	4,788

Sociedad Minera Cerro Verde S.A.A.:
Granted dividends to:
Compañía de Minas Buenaventura S.A.A.	-	182,955

Compañía Minera Coimolache S.A.:
Income for:
Compañía de Minas Buenaventura S.A.A (Expenses recovery of exploration projects)	-	15,013

(b)	Compañía Minera Coimolache S.A. (“Coimolache”) –

On October 18, 2010, the Shareholders’ Meeting of Compañía Minera Coimolache S.A. approved the development program and financial support of Tantahuatay Project; the total budget of the project was estimated in US$110,000,000 and the project financing structure should be: 30% shareholders’ equity and 70% loans from shareholders. The account receivable to Coimolache has been recovered and generates a calculated interest with a LIBOR interest rate to 6 months plus 3%.

(c)	As a result of the transactions indicated before, the Company had the following accounts receivable from associates:

Accounts receivable	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)

Compañía Minera Coimolache S.A.	53,971	20,787	72
Minera Yanacocha S.R.L.	25,441	18,852	21,794
Other	275	-	-
	79,687	39,639	21,866
Less – non-current portion
Compañía Minera Coimolache S.A.	(32,262)	(20,736)	-
Non current portion	(32,262)	(20,736)	-

Current portion	47,425	18,903	21,866

Accounts payable
Compañía Minera Coimolache S.A.	1,293	1,697	-
Minera Yanacocha S.R.L.	594	1,257	-
	1,887	2,954	-
Less – non-current portion
Compañía Minera Coimolache S.A.	(1,004)	(1,370)	-

Current portion	883	1,584	-

(d)	As of December 31, 2011 and 2010, directors, officers and employees of the Company have been involved, directly and indirectly, in credit transactions with certain subsidiaries. As of December 31, 2011 and 2010, direct loans to employees, directors and key Management amounted to US$1,025,000 and US$935,000, respectively; said loans are paid monthly and earn interest at market rates.

There are no loans to the Company’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

(e)	The Company’s key executives’ compensation (including the related income taxes assumed by the Company) as of December 31, 2011, 2010 and as of transition date (January 1, 2010), comprised the following:

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)
Salaries	4,302	3,726	4,434
Share-based compensation plans, note 15(b)	43,188	69,380	41,131
Directors’ compensations, note 15	3,567	2,528	1,918
Total	51,057	75,634	47,483

MINERA YANACOCHA S.R.L.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

PRICEWATERHOUSECOOPERS	Dongo-Soria, Gaveglio y Asociados Sociedad Civil de Responsabilidad Limitada Av. Santo Toribio 143 Lima 27, Perú Apartado 1434-2869 Telfs.: (51 1) 211-6500 411-5800 Fax : (51 1) 211-6560

REPORT OF THE INDEPENDENT REGISTERED AND CERTIFIED PUBLIC ACCOUNTING FIRM

To the Partners and the Executive Committee of
Minera Yanacocha S.R.L.

March 8, 2012

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in partners’ equity and cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2011 and 2010, and the results of their operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Countersigned by

/s/ Fernando Gaveglio
Fernando Gaveglio
Peruvian Certified Public Accountant
Registration No.01-19847

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2011	2010	2009
	(dollars in thousands)

Revenues	$2,002,602	$1,778,260	$2,013,228

Costs and expenses
Costs applicable to sales (1)	738,336	655,007	671,055
Amortization	231,520	160,424	166,053
Reclamation and remediation	19,135	14,632	13,016
Exploration	23,913	10,924	11,726
Advanced projects	42,359	23,625	11,242
Other expense, net (Note 3)	42,338	58,314	77,055
	1,097,601	922,956	950,147

Other income (expense)
Other income, net (Note 4)	30,841	7,313	3,886
Interest expense, net of capitalized interest of nil, $4,404 and $4,212, respectively	(417)	(3,050)	(4,598)
	30,424	4,263	(712)

Income before income and mining tax	935,425	859,567	1,062,369
Income and mining tax expense (Note 5)	(293,038)	(269,673)	(335,293)
Net income	642,387	589,894	727,076

Other comprehensive income (loss)	(1,511)	1,149	1,239
Comprehensive income	$640,876	$591,043	$728,315

(1) Excludes Amortization and Reclamation and remediation

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2011	2010	2009
	(dollars in thousands)
Operating activities:
Net income	$642,387	$589,894	$727,076
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization	231,520	160,424	166,053
Deferred income tax	(2,854)	3,932	25,413
Deferred workers’ profit participation	(1,170)	985	7,513
Reclamation and remediation	19,135	14,632	13,016
Other operating adjustments	(1,280)	762	3,060
Decrease (increase) in operating assets:
Inventories, stockpiles and ore on leach pads	21,346	(111,255)	(28,582)
Other assets	(53,010)	15,757	13,302
Increase (decrease) in operating liabilities:
Accounts payable and other accrued liabilities	61,369	(48,562)	58,548
Reclamation liabilities	(5,882)	(5,191)	(4,091)
Net cash provided from operations	911,561	621,378	981,308

Investing activities:
Additions to property, plant and mine development	(994,440)	(297,257)	(150,262)
Investments in marketable debt securities	(3,240)	––	––
Proceeds from marketable securities	3,588	––	––
Proceeds from sale of assets	1,593	509	1,345
Net cash used in investing activities	(992,499)	(296,748)	(148,917)

Financing activities:
Repayment of debt	(1,959)	(176,377)	(27,282)
Distributions to partners	––	––	(230,000)
Net cash used in financing activities	(1,959)	(176,377)	(257,282)
Net change in cash and cash equivalents	(82,897)	148,253	575,109
Cash and cash equivalents at beginning of the year	880,888	732,635	157,526
Cash and cash equivalents at end of the year	$797,991	$880,888	$732,635

See Note 18 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2011	2010
	(dollars in thousands)
ASSETS
Cash and cash equivalents	$797,991	$880,888
Accounts receivable (Note 7)	74,608	25,807
Due from related parties (Note 13)	1,224	1,804
Inventories (Note 8)	63,501	55,941
Stockpiles and ore on leach pads (Note 9)	159,713	166,998
Deferred income tax assets (Note 5)	8,746	8,746
Other current assets (Note 10)	21,643	14,035
Current assets	1,127,426	1,154,219

Property, plant and mine development, net (Note 11)	2,231,212	1,437,300
Stockpiles and ore on leach pads (Note 9)	351,942	328,874
Other long-term assets (Note 10)	76,654	16,601
Total assets	$3,787,234	$2,936,994

LIABILITIES
Debt (Note 12)	$-	$1,959
Accounts payable	114,407	68,299
Due to related parties (Note 13)	35,316	38,083
Workers’ profit participation (Note 14)	42,349	48,699
Income tax payable	19,765	1,254
Other current liabilities (Note 15)	192,742	96,064
Current liabilities	404,579	254,358

Reclamation and remediation liabilities (Note 16)	343,277	280,315
Deferred workers’ profit participation (Note 14)	16,980	18,150
Deferred income tax liabilities (Note 5)	68,910	72,412
Other long-term liabilities	10,467	9,614
Total liabilities	844,213	634,849

Commitments and contingencies (Note 20)

PARTNERS’ EQUITY
Partners’ contributions	398,216	398,216
Additional contributions	226	226
Accumulated other comprehensive income	877	2,388
Retained earnings	2,543,702	1,901,315
Total partners’ equity (Note 17)	2,943,021	2,302,145
Total liabilities and partners’ equity	$3,787,234	$2,936,994

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY

	Partners’ Contributions	Additional Contributions	Retained Earnings	Accumulated Other Comprehensive Income	Total Partners’ Equity

Balance at January 1, 2009	$398,216	$226	$814,345	$––	$1,212,787
Distributions of profits to the partners	––	––	(230,000)	––	(230,000)
Unrealized gain on marketable securities, net of income tax	––	––	––	1,239	1,239
Net income	––	––	727,076	––	727,076
Balance at December 31, 2009	398,216	226	1,311,421	1,239	1,711,102
Unrealized gain on marketable securities, net of income tax	––	––	––	1,149	1,149
Net income	––	––	589,894	––	589,894
Balance at December 31, 2010	398,216	226	1,901,315	2,388	2,302,145
Unrealized gain on marketable securities, net of income tax	––	––	––	(1,511)	(1,511)
Net income	––	––	642,387	––	642,387
Balance at December 31, 2011	$398,216	$226	$2,543,702	$877	$2,943,021

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

Located in the Cajamarca province of Peru, the Company’s operation consists of three major active open pit mines: Cerro Yanacocha, La Quinua and Chaquicocha. However, during the last quarter of 2011 mining operations were reinitiated in sections of the Maqui-Maqui and Carachugo pits. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching or milling, followed by Merrill-Crowe zinc precipitation and smelting where a final doré product is poured. The doré is then shipped offsite for refining and is sold on the worldwide gold markets.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flow and profitability of the Company’s operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control. During 2011, 2010 and 2009, the Company produced 1.29 million, 1.46 million and 2.07 million ounces of gold, respectively.

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. The project has proven and probable reserves of 12.6 million ounces (unaudited) of contained gold and 3.3 billion pounds (unaudited) of contained copper at December 31, 2011. Construction activity relating to design, procurement and earthworks for the Conga project has begun.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands unless otherwise stated)

In November 2011, construction activities at Conga were suspended at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president.  At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project, which was previously approved by the central government in October 2010, will be reviewed by independent experts, in an effort to resolve allegations surrounding the environmental viability of Conga.  Construction will remain suspended for the duration of the review, except for sediment control works that are being conducted in the project area, however, progress continues on engineering and procurement work.

Total proven and probable reserves contained in three active open pits, other pits to be developed, stockpiles, ore in process on leach pads and the Conga project are approximately 20.3 million ounces (unaudited) of contained gold and 3.3 billion pounds (unaudited) of contained copper at December 31, 2011.

2.         SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Minera Yanacocha S.R.L and the San José Reservoir Trust (“Trust”). In November 2008, the Company funded the Trust to ensure continuous operation of the San José Reservoir after 2018. The Company transferred $13,000 to the Trust in 2008. No withdrawals are allowed until 2018 and the Company is committed to a $23,000 fund as of such date. This Trust is irrevocable and is a separate legal entity. The grantor is the Company, the trustee is the Banco de Crédito del Perú and the beneficiary is the Company; therefore, the Company consolidates the Trust in its Consolidated Financial Statements.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these balances, the carrying amounts approximate their fair value. Restricted cash is excluded from cash and cash equivalents and is included in other current assets or long-term assets depending on restrictions.

Investments

Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each reporting date. The Company accounts for its marketable security investments as available for sale securities in accordance with FASB Accounting Standards Codification (“ASC”) guidance on accounting for certain investments in debt and equity securities. The Company periodically evaluates whether declines in fair values of its investments below the Company’s carrying value are other-than-temporary in accordance with guidance for the meaning of other-than-temporary impairment and its application to certain investments. The Company’s policy is to generally treat a decline in the investment’s quoted market value that has lasted continuously for more than six months as other-than-temporary decline in value. The Company also monitors its investments for events or changes in circumstances that have occurred that may have a significant adverse effect on the fair value of the investment and evaluates qualitative and quantitative factors regarding the severity and duration of the unrealized loss and the Company’s ability to hold the investment until a forecasted recovery occurs to determine if the decline in value of an investment is other-than-temporary. Declines in fair value below the Company’s carrying value deemed to be other-than-temporary are charged to earnings.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Stockpiles, Ore on Leach Pads and Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories to net realizable value are reported as a component of Costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long-term. The major classifications are as follows:

Stockpiles

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.

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

Precious Metals Inventory

Precious metals include gold doré and/or gold bullion. Precious metals that result from the Company’s mining, processing and refining activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

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

Mine Development

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, and the removal of overburden to initially expose an ore body at open pit surface mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects expense. Capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist, the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

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

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total of the assets estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of gold or other commodities that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Income and Mining Taxes and Profit Sharing

The Company accounts for income and mining taxes and legally required profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset for the Company, as measured by the statutory tax and profit sharing rates in effect as enacted. The Company derives its deferred income tax charge or benefit and profit sharing charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income and mining tax and profit sharing rates.

The Company’s deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Reclamation and Remediation Costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The retirement obligation is based on when spending for an existing environmental disturbance will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site in accordance with ASC guidance for reclamation obligations.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Recently Adopted Accounting Pronouncements

Business Combinations

In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. Adoption of the updated guidance, effective for the Company's fiscal year beginning January 1, 2011, had no impact on the Company's consolidated financial position, results of operations or cash flows.

Fair Value Accounting

In January 2010, ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the level 3 reconciliation. Adoption of the updated guidance, effective for the Company's fiscal year beginning January 1, 2011, had no impact on the Company's consolidated financial position, results of operations or cash flows. Refer to Note 6 for further details regarding the Company's assets and liabilities measured at fair value.

Comprehensive Income

In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for the Company's fiscal year beginning January 1, 2012. The Company adopted the new guidance and its deferral and opted to present comprehensive income in a single continuous statement effective for its fiscal year beginning January 1, 2011. The early adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The update is effective for the Company's fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

3.        OTHER EXPENSE, NET

	Years Ended December 31,
	2011	2010	2009
Regional administration	$23,341	$20,725	$18,477)
Community development and external affairs	17,341	16,002	21,673)
Write-down of long-lived assets	1,864	312	2,923
World Gold Council dues	1,281	3,824	3,602)
Choropampa mercury spill (Note 20)	146	119	606)
Negotiated payment	––	13,346	28,019
Other	(1,635)	3,986	1,755)
	$42,338	$58,314	$77,055)

Negotiated Payment

During 2006 mining companies represented by the Sociedad Nacional de Minería, Petróleo y Energía (“SNMPE”) agreed to a mining payment equivalent to 3.75% of Peruvian net income after taxes. This agreement was valid through 2010. The funds are managed by an association designated by the Company. Mining companies contributed these funds to participate in the government efforts to eradicate poverty in Peru in the current favorable economic environment.

In December 2006, the Peruvian Government approved legislation regulating the conditions in which the negotiated payment was paid by Peruvian mining companies. The payment amounted to 3.75% of Peruvian net income after income tax (2.75% paid to a Local Mining Fund and 1% paid to a Regional Mining Fund), payable for 2006 through 2010 if certain conditions were met.

4.         OTHER INCOME, NET

	Years Ended December 31,
	2011	2010	2009
Income of early stage production pits, net	$24,959)	$2,171)	$––
Gain (loss) on sale of assets	1,557	(208)	815
Interest income	1,323)	2,196)	3,832)
Marketable securities	348)	––	––
Foreign currency exchange gain (loss)	(745)	998	(2,490)
Other	3,399)	2,156)	1,729)
	$30,841)	$7,313)	$3,886)

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

5.          INCOME AND MINING TAXES

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

The Carachugo/San José tax stability agreement is no longer in effect beginning January 1, 2010, as 15 years has lapsed. The Maqui-Maqui tax stability agreement is no longer in effect since January 1, 2012.

The Company has determined the taxable income according to its understanding, and that of its legal advisors, of the applicable tax legislation. This legislation requires adding to and deducting from accounting income as determined in the financial statements, those items that the referred legislation recognizes as taxable and non-taxable, respectively.

For the years ended December 31, 2011, 2010 and 2009 the income tax rate was 30% except for the La Quinua mine for which the required 29% income tax rate applied.

Other Mining Taxes

a)	Law N° 29788, Mining Royalties

During the second quarter of 2004, the Peruvian Government enacted legislation to establish a sliding scale mining royalty of up to 3% based on the volume of mine production. The royalty is calculated on revenue from sales of product less certain refining and transportation expenses. While the Peruvian royalty became effective during the second quarter of 2004, it does not apply to those projects that had stabilization agreements prior to the adoption of the royalty law. The Company’s current production is derived from projects that were stabilized prior to the enactment of the royalty legislation with the exception of the Carachugo/San José tax stabilization agreement which was no longer in effect beginning January 1, 2010; thus, during 2010 and for the nine months September 30, 2011, the Company charged to Costs Applicable to Sales $13,481 and $11,087 respectively. In September 2011, the law was modified to comprise a new mining tax payable to the Peruvian Government for extracting metallic and non-metallic mineral resources from its mining concessions.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

The new mining royalty is payable quarterly, based on operating profit determined in accordance with Peruvian generally accepted accounting principles. The amount due is the greater of 1% of sales or an amount calculated based on the level of operating profit. The maximum applicable rate is 12% of operating profit. This component of the new mining tax only applied to Carachugo in the fourth quarter of 2011 and $1,146, was included in Costs applicable to sales based on 1% of revenue and $132 was included in Income and mining tax expense based on 3.97% of operating profit. In 2012, Maqui Maqui will also be subject to the new mining royalty.

b)	Law N° 29789, Special Mining Tax

The Special Mining Tax (“IEM”) applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit determined, in accordance with Peruvian generally accepted accounting principles. The rate varies depending on the level of operating profit. The IEM only applied to Carachugo in the fourth quarter of 2011 and $1,319 was included in Income and mining tax expense based on 3.69% of operating profit. In 2012, Maqui Maqui will also be subject to the IEM.

c)	Law N° 29790, Special Mining Charge

The Special Mining Charge (“GEM”) applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit, determined in accordance with Peruvian generally accepted accounting principles. The rate varies depending on the level of operating profit margin. The GEM applied to Maqui Maqui, Cerro Yanacocha and La Quinua operations in the fourth quarter of 2011 and $19,661 was included in Income and mining tax expense based on 5.95% of operating profit.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Peruvian Income Tax and Workers’ Profit Participation

The current income tax and workers’ profit participation expense (Note 14) was determined as follows:

	Years Ended December 31,
	2011	2010	2009
Income before workers’ profit participation and income tax in accordance with Peruvian GAAP	$988,887	$931,414	$1,130,731)
Plus:
Non-deductible expenses	26,247	33,622	48,492)
Reclamation (environmental) reserve liability	61,732	24,944	25,429)
Advanced projects (prior to operations)	26,502	––	––
Provision for government mining royalties	9,201	1,608	––
Capitalized interest amortization	5,363	4,879	4,850)
Contingencies and commitments’ accruals	1,134	1,777	682)
Intangible asset road amortization	2,849	––	––
Leasing benefit	6,552	(5,796)	(4,979)
Provision for obsolescence of inventories	378	1,195	––
Other	4,297	16,649	6,423)
	(144,255)	78,878	80,897)
Less:
Amortization and mineral interests	(86,752)	(11,211)	(1,867)
Tax depreciation rate adjustment	(24,040)	(19,872)	(37,410)
Reclamation (environmental) reserve expense	(5,882)	(5,191)	(4,091)
Accounts receivable write-off	(1,293)	112	––
Other mining taxes	(24,134)	––	––
Intangible asset road construction tax benefit	––	––	(23,423)
Capitalized interest	––	(4,404)	(4,212)
Other	(2,823)	-	(6,905)
	(144,924)	(40,566)	(77,908)
Base to calculate workers’ profit participation	988,218	969,726	1,133,720)
Workers’ profit participation (8%)	(79,057)	(77,578)	(90,698)
Taxable income	$909,161	$892,148	$1,043,022)

Income tax (30%)	$272,748	$267,645	$312,907
Credit for charitable donations	(928)	(930)	(936)
Prior year adjustment	(11,023)	––	––
Adjustment due to income tax rate applicable to La Quinua	(1,836)	(1,615)	(1,901)
Current income tax	$258,961	$265,100	$310,070

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (dollars in thousands unless otherwise stated)

Income Tax – Reconciliation from Peru Tax Return to Income Tax Expense and Tax Balance Sheets

The Company’s income tax provision consisted of the following:

	Years Ended December 31,
	2011	2010	2009
Current Peru tax return	$258,961	$265,100	$310,070
Royalties and new taxes	20,980	––	––
Other taxes	3,153	––	––
Income tax prior year adjustments	12,934	505	(642)
Current	296,028	265,605	309,428
Deferred	(2,854)	3,932	25,413
Other	(136)	136	452
Income tax expense	$293,038	$269,673	$335,293

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended December 31,
	2011	2010	2009
Income before tax provision	$909,830	$853,836	$1,062,369)
Peruvian statutory rate	30%	30%	30%
Income tax at statutory rate	272,949	256,151	318,711
Adjustment due to income tax rate applicable to La Quinua	(1,836)	(1,615)	(1,901)
Negotiated payment	––	4,004	8,406
Donations	5,134	4,399	5,270
Other mining taxes	20,980	––	––
Other	(4,189)	6,734	4,807
Total income tax expense	$293,038	$269,673	$335,293

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Components of deferred income tax assets (liabilities) are as follows:

	At December 31,
	2011	2010
Deferred income tax assets:
Reclamation and remediation	$64,709	$33,080
Accounts payable and accrued expenses	12,905	4,587
Deferred workers’ profit participation	5,094	5,445
Other	4,251	3,501
	86,959	46,613
Deferred income tax liabilities:
Property, plant and mine development	(117,778)	(92,035)
Inventories	(27,463)	(17,203)
Other	(1,883)	(1,041)
	(147,124)	(110,279)
Net deferred income tax liabilities	$(60,165)	$(63,666)

Current deferred income tax assets	$8,746	$8,746
Long-term deferred income tax liabilities	(68,911)	(72,412)
Net deferred income tax liabilities	$(60,165)	$(63,666)

Unrecognized Tax Benefits

At December 31, 2011 and 2010, the Company had $5,566 of total gross unrecognized tax benefits that, if recognized, would impact the Company’s effective income tax rate. The Company’s continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of its income tax expense. The Company files income tax returns with Peruvian taxing authorities and is no longer subject to income tax audits by taxing authorities for years before 2007.

6.           FAIR VALUE ACCOUNTING

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

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
San José Reservoir Trust assets	$15,502	$15,502	$––	$––

The Company’s San José Reservoir Trust assets are made up of marketable equity and debt securities that are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s net trade receivable from provisional silver, gold, and copper concentrate sales is valued using quoted market prices based on the forward the COMEX Silver Index, the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold), and the London Metal Exchange (“LME”) (copper), and, as such is classified within Level 1 of the fair value hierarchy.

7.           ACCOUNTS RECEIVABLE

	At December 31,
	2011	2010
Value added tax	$67,765	$11,776
Employee receivables	307	366
Trade accounts receivable	1	5,524
Income tax receivable	––	5,662
Other	6,535	2,479
	$74,608	$25,807

8.           INVENTORIES

	At December 31,
	2011	2010
Leach in-process	$17,984	$4,969
Mill in-circuit	1,092	2,863
Precious metals	2	803
Materials and supplies	44,423	47,306
	$63,501	$55,941

Leach in-process inventory included 22,456 ounces and 9,711 ounces at December 31, 2011 and 2010, respectively.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

9.           STOCKPILES AND ORE ON LEACH PADS

	At December 31,
	2011	2010
Current:
Stockpiles	$36,384	$12,333
Ore on leach pads	123,329	154,665
	$159,713	$166,998
Long-term:
Stockpiles	$71,474	$56,859
Ore on leach pads	280,468	272,015
	$351,942	$328,874

10.           OTHER ASSETS

	At December 31,
	2011	2010
Other current assets:
Prepayments to suppliers and contractors	$11,084	$2,972
Claims for tax refunds	4,335	4,038
Restricted cash	943	512
Prepaid expenses and other	5,281	6,513
	$21,643	$14,035
Other long-term assets:
Intangible assets	$59,748	$-
San José Reservoir Trust assets	15,502	16,412
Other	1,404	189
	$76,654	$16,601

As of December 31, 2011, Prepayments to suppliers and contractors is related to the purchase of equipment of $8,974, supplies of $1,948 and other services $162.

Intangible assets relate to the completion of an alternative road to the coast.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

11.           PROPERTY, PLANT AND MINE DEVELOPMENT, NET

	At December 31, 2011			At December 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$76,300	$––	$76,300	$52,322	$––	$52,322
Facilities and equipment	2,345,712	(1,655,887)	689,825	2,198,614	(1,506,706)	691,908
Mine development	673,704	(323,736)	349,968	478,552	(241,463)	237,089
Mineral interests	69,408	(7,898)	61,510	69,297	(7,553)	61,744
Asset retirement cost	288,597	(150,420)	138,177	235,866	(107,822)	128,044
Construction-in-progress	915,432	––	915,432	266,193	––	266,193
	$4,369,153	$(2,137,941)	$2,231,212	$3,300,844	$(1,863,544)	$1,437,300

Leased assets included above in facilities and equipment	$74,710	$(51,314)	$23,396	$74,367	$(45,363)	$29,004

Construction-in-progress for 2011 of $915,432 primarily related to project development costs for Conga and leach pad expansion.

Construction-in-progress for 2010 of $266,193 primarily related project development costs for Conga, surface mine development, the construction of an alternative road to the coast and leach pad expansion.

	Method	Estimated Useful Lives Years
Facilities and equipment:	Straight line	8 to 25
Facilities		8 to 25
Leach pads		5
Equipment		2.5 to 10.5
Other		5
Mine development	UOP based on ounces mined	8 to 21
Mineral interests	UOP for producing property	12
Asset retirement cost	Related asset	5 to 15

	At December 31, 2011			At December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Mineral Interest
Production stage	$31,928	$(7,724)	$24,204	$31,817	$(7,379)	$24,438
Development stage	20,298	(174)	20,124	20,298	(174)	20,124
Exploration stage	17,182	–	17,182	17,182	–	17,182
	$69,408	$(7,898)	$61,510	$69,297	$(7,553)	$61,744

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

12.	DEBT

	At December 31,
	2011	2010
Truck leases	$––	$1,959

Truck Leases

In 2007, the Company entered into a lease for six haul trucks. During 2011 the lease was fully repaid.

13.	DUE TO/FROM RELATED PARTIES

The Company has the following amounts due from and to related parties:

	At December 31,
	2011	2010
Due from related parties:
Newmont Insurance Limited	$1,000	$1,000
Suriname Gold	132	583
Newmont Santa Fe Pacific Chile	92	31
Newmont Peru S.R.L.	––	174
Newmont USA Limited	––	16
	$1,224	$1,804

	At December 31,
	2011	2010
Due to related parties:
S.M.R.L. Chaupiloma Dos de Cajamarca	$17,368	$14,414
Newmont Peru S.R.L.	8,393	11,621
Newmont USA Limited	6,392	5,871
Newmont Technologies Limited	2,199	5,162
Newmont Santa Fe Pacific Chile	964	1,015
	$35,316	$38,083

Management, exploration, mine development, engineering and employment services are provided pursuant to contracts with affiliates. The corresponding charges totaled $66,506 and $65,115 in 2011 and 2010, respectively.

As described in Note 1, the Company pays to Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $60,816, $55,765 and $62,317 in 2011, 2010 and 2009, respectively and is included in Costs applicable to sales.

14.	WORKERS’ PROFIT PARTICIPATION

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

In 2011, 2010 and 2009, the current expense portion of workers’ profit participation amounted to $79,057, $77,578 and $90,698, respectively, which was included in Costs applicable to sales. For each of the years 2011 and 2010, the excess over the amount to be paid to the employees was $136 and was classified as Income tax expense.

Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N°009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo (“FONDOEMPLEO”). Law 28464 published in January 2005, which modified art. 3 of Law Decree 892, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be applied to training of employees and construction of public facilities. Supreme Decree N° 002-2005-TR, published in May 6, 2005, establishes a limit of 2,200 UIT (inflation measurement unit, of S/.3,650 new Peruvian sol per unit at December 31, 2011) in the contributions to FONDOEMPLEO indicating that the difference goes to the Regional Government.

15.	OTHER CURRENT LIABILITIES

	At December 31,
	2011	2010
Accrued capital expenditures	$111,438	$24,400
Contractors fund retention guarantee	23,980	9,005
Accrued operating costs	17,051	16,823
Reclamation and remediation	10,598	7,575
Payroll and other benefits	10,425	8,457
Taxes other than income and mining	8,025	5,655
Income tax withholding	5,832	5,731
Deferred revenues	4,270	3,627
Interest	96	96
Negotiated payment	––	13,346
Other	1,027	1,349
	$192,742	$96,064

Accrued capital projects are mainly related to Conga, Western Oxides and other minor projects.

16.	RECLAMATION AND REMEDIATION

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

The following is a reconciliation of reclamation and remediation liabilities:

Balance January 1, 2010	$191,435
Additions, change in estimates and other	87,182
Liabilities settled	(5,191)
Accretion expense	14,464
Balance December 31, 2010	$287,890
Additions, change in estimates and other	52,732
Liabilities settled	(5,882)
Accretion expense	19,135
Balance December 31, 2011	$353,875

The current portion of Reclamation and remediation of $10,598 and $7,575 at December 31, 2011 and 2010, respectively, are included in Other current liabilities.

The increase in the asset retirement obligation in 2011 relates to the net effect of the increase in the project remediation and reclamation activities for La Quinua, Cerro Yanacocha and Cerro Negro; the inclusion of activities related to Conga for $8,350; and the decrease in unit costs related to Maqui Maqui and Carachugo areas.

17.	PARTNERS’ EQUITY

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Accumulated Other Comprehensive Income

	At December 31,
	2011	2010
Unrealized gain on marketable securities, net of $376 and $1,178 tax expense, respectively	$877	$2,388
	$877	$2,388

18.	SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided from operations includes the following cash payments:

	Years Ended December 31,
	2011	2010	2009
Income and mining taxes paid	$276,740	$332,954	$265,529
Interest paid, net of amounts capitalized	$24	$1,737	$8,925

19.	MAJOR CUSTOMERS AND EXPORT SALES

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide. In 2011, sales to one customer accounted for $1,419,109 which represented 71% of total annual sales. In 2010, sales to one customer accounted for $1,326,000 which represented 75% of total annual sales. In 2009, sales to one customer accounted for $1,489,000 which represented 74% of total annual sales. All gold sales were made outside of Peru.

20.	COMMITMENTS AND CONTINGENCIES

Income and Mining Tax Contingencies

Income and mining tax contingencies are provided for under ASC guidance (see Notes 2 and 5).

Unitization of Properties

In December 2000, as a result of the unitization plan carried out by the Partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

•	The Company must pay to Chaupiloma, 3% of the quarterly net sales, according to the lease agreement. The mining rights subject to this 3% royalty are those identified in the lease agreement as part of the “Area of Influence of Chaupiloma”. Some of these mining rights are in exploitation and the rest of them in exploration.

•	The Company must pay to S.M.R.L. Coshuro (“Coshuro”) and Buenaventura, 3% of the quarterly net sales, according to the transfer agreement. The mining rights subject to this 3% royalty are those identified in the transfer agreement, and are located out of the “Area of Influence of Chaupiloma” and within the “Area of Influence of the Joint Venture”. These mining rights are currently under exploration.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

•	The Company must pay to Los Tapados S.A., 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. These mining rights are currently under exploration.

Legal Proceedings

Choropampa (mercury spill)

In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Peruvian soles (approximately $0.5) to the Peruvian government. Yanacocha has entered into settlement agreements with a number of individuals impacted by the incident. As compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident. Yanacocha cannot predict the likelihood of additional expenditures related to this matter.

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits entered into settlement agreements with Yanacocha prior to filing such claims. In April 2008, the Peruvian Supreme Court upheld the validity of these settlement agreements, which the Company expects to result in the dismissal of all claims brought by previously settled plaintiffs. Yanacocha has also entered into settlement agreements with approximately 350 additional plaintiffs. The claims asserted by approximately 200 plaintiffs remain. In 2011, Yanacocha was served with 22 complaints alleging grounds to nullify the settlements entered between Yanacocha and the plaintiffs. Yanacocha has answered the complaints and will continue to vigorously defend its position. Neither the Company nor Yanacocha can reasonably estimate the ultimate loss relating to such claims.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

In March 2008, the company filed an Action for Constitutional Relief (Amparo) against the Municipality of Baños del Inca seeking that the referred ordinance be declared inapplicable. The Court of first instance of Lima rejected the claim lodged by the Municipality of Baños del Inca regarding the jurisdiction of such court to hear this case. On March 14, 2011 the Court of first instance of Lima served the ruling it had issued declaring the complaint inadmissible. The judgment was appealed by Yanacocha. By a resolution served on August 15, 2011, the first Civil Courtroom of the Superior Court of Lima declared void the judgment of first instance, ordering the Judge to issue a new ruling. The action is pending new judgment to be issued by the Court of first instance.

San Pablo

In February 2007 the Municipality of San Pablo issued an Ordinance declaring Las Lagunas and Pozo Seco, where the company holds concession rights, as reserved and protected areas. According to past experience and actions taken by the Constitutional Court with regard to Cerro Quilish, where it was ruled that such declaration did not affect the company's mining rights, the Company believes that in this case, the declaration issued by the Municipality of San Pablo should not impact the legal rights it has to exploit these concessions. The company filed an Action for Constitutional Relief (Amparo) challenging the Ordinance on the grounds that, under Peruvian law, local governments are not empowered to create such areas, denying the rights granted by the Peruvian mining concessions. The Court of first instance rejected the complaint on grounds of form. Thus, the corresponding appeal was lodged.

On November 19, 2008 the second Civil Courtroom of the Superior Court of Lima confirmed the first instance ruling rejecting the action for relief, which led to the filing of an extraordinary appeal with the Constitutional Court.

By a ruling dated December 10, 2010 the Constitutional Court revoked the resolution issued by the second Civil Courtroom of the Superior Court of Lima and ordered that the complaint be admitted for processing.

By resolution served on March 25, 2011, the Court of First Instance admitted the complaint for processing and that it be served to the Provincial Municipality of San Pablo. The Municipality of San Pablo answered the complaint asserting the expiration of the statute of limitations of the action for relief. Yanacocha has requested the rejection of the expiration of the statute of limitations asserted on the grounds that the complaint for constitutional relief was timely filed. The Court ruling on the statute of limitations is pending.

Conga Project

Regional Ordinance No. 036-2011-GR.CAJ-CR dated December 5, 2011 issued by the Regional Government of Cajamarca (hereinafter the Regional Ordinance) was published in the Official Gazette "El Peruano" on December 28, 2011.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

The Regional Ordinance, among other things, declares the unworkability of the implementation of the Conga Project in the headwaters of the basin where the following lakes are found: el Perol, District of Sorochuco; Azul and Cortada, District of Huasmín; Mamacocha, District of Bambamarca and all those located in the area of influence of the Conga Project on the grounds of the existence of technical - legal inconsistencies in the Environmental Impact Assessment approved by Directoral Resolution No. 351-2010-MEM/AAM, dated October 27, 2010, and also on the grounds that it contravenes constitutional norms and international treaties. Furthermore, it declares the invalidity of any legal rule that contravenes the referred Regional Ordinance.

There is Constitutional Court jurisprudence establishing that large scale mining projects fall under the exclusive jurisdiction of the Executive Power, not of the Regional Governments or Municipalities.

The Attorney General filed an unconstitutionality action with the Constitutional Court seeking that this regional ordinance be declared unconstitutional and void. The complaint has already been admitted for processing by the Constitutional Court. Yanacocha intends to appear in this action with the argument that, while the Constitution does not authorize it to lodge this type of complaint, it is entitled to intervene in the proceedings due to the fact that it is the party directly affected by the regional ordinance as owner of the Conga Project.

At the same time, Yanacocha initiated an action for constitutional relief to declare the inapplicability of Regional Ordinance No. 036-2011-GR.CAJ-CR. This complaint has been forwarded (by the General Filing Desk of the Alzamora Building) to the First Constitutional Court of Lima, presided by David Suarez Burgos, Esq. Since he is on vacation leave, this court is in charge of Roxana Rea Lao, Esq.

Clínica Internacional, Addeco, SGC Security

Employees belonging to three contractors (Clínica Internacional, Adecco, SCG Seguridad) have filed legal actions claiming to be included in Minera Yanacocha's payroll. These workers claim that for all practical effects they are employees of the Company and therefore are entitled to all the rights attached thereto, arguing that they receive direct orders from Yanacocha and that most of the infrastructure and equipment used in the performance of their duties is also provided by the Company. All of these proceedings involve a total of 97 workers. However, since some workers abandoned the proceedings along the way, currently only 85 workers are involved. For Clinica Internacional workers there are three (03) case files: 254-2008, 2008-253 and 255-2008. The first two are pending the issuance of judgment in the first instance, since the Civil Courtroom declared the previous judgment null, on the grounds that the judge made a mistake by having unduly matched the terms material resources and own equipment, since the former is one of the requirements for the valid existence of outsourcing, and the latter is a contributory element, as provided in Article 4 of Supreme Decree No. 003-2002-TR, amended by Supreme Decree No. 020-2007-TR. Case File No. 255 - 2008 also is pending judgment in the first instance.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

In the case of ADECCO employees, the complaint was declared groundless in the first instance and confirmed by the Civil Courtroom. Thus, the plaintiff has filed an appeal for reversal. On February first of this year the records were forwarded to the Standing Constitutional and Social Courtroom of the Supreme Court of Justice of the Republic.

In the case of SGC Security workers, the issuance of judgment in the first instance is pending, since the previous judgment was declared null by the Civil Courtroom. (Still pending is the presentation of allegations and oral report.)

In the opinion of Legal Management there is diversity of criteria on this matter so it is not feasible to issue an opinion on the outcome of the process.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements as of December 31, 2011 and 2010 and as of January 1, 2010, together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

ERNST & YOUNG	Medina, Zaldivar, Paredes
& Asociados Sociedad Civil

To the Board of Directors and Shareholders of Sociedad Minera Cerro Verde S.A.A.

We have audited the accompanying financial statements of Sociedad Minera Cerro Verde S.A.A. (a Peruvian company, subsidiary of Freeport-McMoRan Copper & Gold Inc.), which comprise the statement of financial position as of December 31, 2011 and 2010, and as of January 1, 2010, and the related statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2011 and 2010, and as of January 1, 2010, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Lima, Peru

April 30, 2012

Countersigned by:

/s/ Marco Antonio Zaldívar
Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Sociedad Minera Cerro Verde S.A.A.

Statement of Financial Position

As of December 31, 2011 and 2010, as of January 1, 2010

	Note	December 31, 2011	December 31, 2010	January 1, 2010
		US$(000)	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	4	1,383,636	388,113	203,391
Trade accounts receivable	5	44,053	27,593	24,792
Trade accounts receivable from affiliates	18(f)	199,331	290,709	216,562
Embedded derivative	20	-	133,217	64,760
Value added tax credit		7,285	7,219	4,228
Other accounts receivable		11,569	14,974	6,335
Inventories, net	6	175,837	170,225	156,319
Prepaid expenses		7,105	6,056	4,178
Total current assets		1,828,816	1,038,106	680,565
Other long-term assets	17(b)	-	19,002	49,535
Long-term inventories	6	140,671	120,176	91,235
Property, plant and equipment, net	7	1,220,591	1,108,645	1,072,636
Intangible assets, net	17(c)	6,519	8,149	9,779

Total assets		3,196,597	2,294,078	1,903,750

Liabilities and equity, net
Current liabilities
Trade accounts payable	8	55,950	67,376	39,798
Trade accounts payable to affiliates	18(f)	3,415	3,851	2,719
Embedded derivative	20	75,257	-	-
Income tax payable		56,920	174,275	83,792
Workers’ profit sharing payable	9(a)	119,711	110,065	48,254
Other accounts payable	9(a)	24,675	133,057	76,516
Total current liabilities		335,928	488,624	251,079
Non-current portion of other accounts payable	9(a)	1,298	2,204	39,310
Provision for remediation and mine closure	17(a)	7,061	3,487	3,667
Deferred income tax	10(a)	174,672	200,524	134,848
Total liabilities		518,959	694,839	428,904
Equity, net	11
Capital stock		990,659	990,659	990,659
Legal reserve		198,132	198,132	198,132
Retained earnings		1,488,847	410,448	286,055
Total equity, net		2,677,638	1,599,239	1,474,846

Total liabilities and equity, net		3,196,597	2,294,078	1,903,750

Sociedad Minera Cerro Verde S.A.A.

Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

	Note	2011	2010
		US$(000)	US$(000)

Sales of goods	13	2,520,050	2,368,988
Cost of sales of goods	14	(824,700)	(645,959)
Gross profit		1,695,350	1,723,029

Operating expenses
Selling expenses	15	(83,612)	(76,638)
Excess of workers’ profit sharing	9(c)	(21,923)	(34,427)
Provision for water plant	17(b)	(13,670)	(4,300)
Voluntary contribution	17(d)	-	(41,081)
Other operating expenses		(16,865)	(10,749)

		(136,070)	(167,195)

Operating profit		1,559,280	1,555,834

Other income (expenses)
Financial income	16	1,078	1,261
Financial expenses	16	(165)	(101)
Gain net from exchange differences		1,924	669
Profit before income tax		1,562,117	1,557,663

Income tax	10(b, c)	(483,718)	(483,270)

Profit for the year		1,078,399	1,074,393

Basic and diluted earnings per share (stated in US dollars)	19	3.08	3.07
Weighted average number of shares outstanding	19	350,056,012	350,056,012

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in equity

For the years ended December 31, 2011 and 2010

	Capital stock	Legal reserve	Retained earnings	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2010	990,659	198,132	286,055	1,474,846

Profit for the year	-	-	1,074,393	1,074,393
Dividend distributions, note 11(d)	-	-	(950,000)	(950,000)
Balance as of December 31, 2010	990,659	198,132	410,448	1,599,239
Profit for the year	-	-	1,078,399	1,078,399

Balance as of December 31, 2011	990,659	198,132	1,488,847	2,677,638

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of Cash Flows

For the years ended December 31, 2011 and 2010

	2011	2010
	US$(000)	US$(000)

Operating activities
Profit before tax	1,562,117	1,557,663
Adjustments to profit for the year that do not affect net cash flow from operating activities
Depreciation of property, plant and equipment	82,431	86,056
Amortization of intangible assets	1,630	1,630
Unwinding of discount provision for remediation and mine closure	358	180
Provision (recovery of provision) for inventory obsolescence	203	(525)
Loss from disposal/sale of property, plant and equipment	4,062	153
Other adjustments	-	(360)
Net changes in operating assets and liabilities accounts
Net decrease (increase) in operating assets
Trade accounts receivable	(16,460)	(2,801)
Trade accounts receivable from affiliates	91,378	(74,147)
Embedded derivative	208,474	(68,457)
Value added tax credit	(66)	(2,991)
Other accounts receivable	3,405	(8,639)
Inventories	(26,310)	(42,322)
Prepaid expenses	(1,049)	(1,878)
Other assets	19,002	30,533
Net increase (decrease) in operating liabilities
Trade accounts payable	(11,426)	27,578
Trade accounts payable to affiliates	(436)	1,132
Workers’ profit sharing payable	9,646	61,811
Other accounts payable	(109,289)	19,436

Income tax paid	(626,925)	(327,111)

Net cash and cash equivalents provided by operating activities	1,190,745	1,256,941

The accompanying notes are an integral part of this financial statement.

Statements of cash flows (continued)

	2011	2010
	US$(000)	US$(000)

Investing activities
Purchase of property, plant and equipment	(195,222)	(122,256)
Proceeds from sale of plant and equipment	-	37
Net cash and cash equivalents used in investing activities	(195,222)	(122,219)

Financing activities
Payment of dividends	-	(950,000)
Net cash and cash equivalents used in financing activities	-	(950,000)
Net increase in cash and cash equivalents during the year	995,523	184,722

Cash and cash equivalents at beginning of year	388,113	203,391

Cash and cash equivalents at year-end	1,383,636	388,113

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2011 and 2010, and as of January 1, 2010

1.	Identification and business activity of the Company

(a)	Identification -
Sociedad Minera Cerro Verde S.A.A. (“the Company”) was incorporated in Peru on August 20, 1993 as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company has listed its shares on the Lima Stock Exchange since November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport-McMoRan Corporation (“FMC” – formerly Phelps Dodge Corporation), a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. (“Freeport”), owns 53.56% of the voting shares of the Company. Additionally, SMM Cerro Verde Netherlands B.V. (a subsidiary of Sumitomo Metal Mining Company Ltd.) owns 21% of the voting share of the Company, Compañía de Minas Buenaventura S.A.A. owns 19.35%, and the minority stakeholders own the remaining 6.09%.

The Company’s legal address is Asiento Minero Cerro Verde S/N Uchumayo – Arequipa. The ore deposits are located southwest of the city of Arequipa.

(b)	Business activity -

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes and concentrates.

Expansion of operations

During 2010, the Company completed its concentrator plant expansion for the treatment of copper concentrate from 108,000 to 120,000 metric tons per day (“mtpd”). During the second half of 2011, the Company completed the feasibility study for a major expansion of its concentrator and leaching facilities. The approximate US$4.0 billion project will expand the processing capacity from 120,000 mtpd of ore to 360,000 mtpd, targeting incremental annual production of approximately 600 million pounds of copper and 15 million of molybdenum beginning in 2016. In December 2011, the Company has submitted the environmental impact study to the Peruvian Authorities for review and approval.

(c)	Financial statements approval -

The financial statements as of December 31, 2011 (adoption date for IFRS), and 2010 and the statement of financial position as of January 1, 2010 (date of transition for IFRS) were approved by Management on February 7, 2012 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law. In Management’s opinion, the accompanying financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in the first quarter of 2012.

Notes to the financial statements (continued)

2.	Significant accounting principles and policies
2.1	Basis of preparation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

As further discussed in note 3, the Company adopted IFRS effective January 1, 2010. The rules for adoption of IFRS for the first time are presented under IFRS 1, “First-time Adoption of International Financial Reporting Standards”.

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value.

The financial statements are presented in United States (“US”) dollars and include the years ended December 31, 2011 and 2010. Unless otherwise indicated, all values have been rounded to the nearest thousand.

2.2	Significant accounting estimates, judgments and assumptions –

The preparation of the financial statements requires that Management make judgments, estimates and assumptions that affect the amounts of the assets and liabilities reported and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the years ended December 31, 2011 and 2010. Estimates and assumptions are continuously evaluated and are based on the experience of Management and other factors, including expectations of future events that are reasonable under current circumstances; however, actual results could differ from these estimates.

Information about significant areas of estimation and uncertainty taken into account by Management in the preparation of the financial statements follows:

(a)	Estimates of ore reserves and resources -

Ore reserves are estimates of the ore quantity that can be economically and leally extracted from the mine properties. The Company estimates its ore reserves based on information complied by individuals qualified in reference to geological data about the size, depth and form of the ore body, which requires complex judgments in order to interpret the data.

Notes to the financial statements (continued)

The estimation of recoverable reserves is based on factors such as estimated exchange rates, commodity prices, future requirements of capital and production costs, together with geological hypothesis and judgments made when estimating the size and quality of ore. Revisions in reserve or resource estimates may have an impact on the value of mining properties, property, plant and equipment, provisions for cost of mine closure, recognition of assets for deferred taxes and depreciation and amortization of assets.

(b)	Units-of-production (“UOP”) depreciation -

Estimates of recoverable reserves are used in determining the depreciation and amortization of mine assets. This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, takes into account its physical life limitations and the present assessments of economically recoverable reserves. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves that may be recovered.

(c)	Asset impairment –

The Company has determined that the Cerro Verde operation consists of one cash generating unit, which is the operation as a whole. Therefore, the Cerro Verde operation is evaluated annually in order to determine if there are any impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the greater of the fair value less costs to sell and the value in use. These assessments require the use of estimates and assumptions, such as long-term commodity prices, discount rates, operating costs, and others.

Fair value is defined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between willing and knowledgeable parties. The fair value of assets is generally determined as the current value of future cash flows derived from the continuous use of the asset, which includes estimates, such as the cost of future expansion plans and eventual disposal, while applying assumptions that an independent market participant may take into account. The cash flows are discounted by applying a discount rate that reflects current market, the time value of money and the risks specific to the asset.

(d)	Mine closure provision -

The Company assesses its mine closure provision annually. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, interest rates and inflation rates. As discussed in note 2.3(h), estimated changes in the fair value of the mine closure provision or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment”. If any change in the estimate results in an increase to the mine closure and related ARC, the Company shall consider whether or not this is an indicator of impairment of the assets and apply impairment tests in accordance with IAS 36, “Impairments of Assets”.

Notes to the financial statements (continued)

(e)	Inventories -

Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices, less estimated costs to complete production and bring the inventory to sale. Additionally, in calculating the net realizable value of the Company’s long-term stockpiles, Management also considers the time value of money.

Mill and leach stockpiles generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in solution to extraction processing facilities.

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grades of material delivered to mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical sampling. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Estimated copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, historical trends and other factors. Ultimate recovery of copper contained in leach stockpiles can vary significantly depending on several variables, including type of copper recovery, mineralogy and particle size of the rock. Processes and recovery rates are monitored continuously, and recovery rates are adjusted periodically as additional information becomes available and as related technology changes.

(f)	Contingencies -

By their nature, contingencies will only be resolved when one or more future events do or do not occur. Determining contingencies inherently involves the exercise of judgment and calculation of the estimated results of future events.

Notes to the financial statements (continued)

2.3.	Summary of significant accounting policies -
(a)	Currency -

The financial statements are presented in US dollars; which is also the Company’s functional currency.

Foreign currency transactions are considered to be those which are carried out in a currency that is other than the function currency. Foreign currency transactions are translated into the functional currency by applying the exchange rate in force on the date the transaction takes place. Monetary assets and liabilities denominated in foreign currencies are converted using the functional currency spot rate in force at the reporting date.

Gains and losses as a result of the difference in the exchange rate when currency items are liquidated or when converting currency items at exchange rates that are different from those used for their initial recognition are recognized in the statements of comprehensive income for the year.

The Company uses exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2011, the published exchange rates were S/.2.695 for US$1 for buying and S/.2.697 for US$1 for selling (S/.2.808 for US$1 and S/. 2.809 for US$1, as of December 31, 2010, respectively). These rates have been applied to the appropriate asset and liability accounts. As of December 31, 2011 and 2010, and January 1, 2010 the Company had not maintained other significant assets or liabilities in Nuevos Soles.

(b)	Financial assets -

The Company determines the classification of its financial assets at initial recognition in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”. Financial assets are recognized initially at fair value plus the direct costs attributable to the transaction. The Company’s financial assets include cash and cash equivalents, accounts receivable and embedded derivatives.

Cash and cash equivalents -

Cash and cash equivalents are financial assets that may be liquidated immediately, such as bank checking accounts, and other liquid investments with original maturities of three months or less.

Receivables -

The Company’s receivables include trade accounts receivables to affiliates and third parties and other accounts receivable. These receivables are stated at their transaction value, net of an allowance for doubtful accounts.

Notes to the financial statements (continued)

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, receivables are subsequently carried at amortized cost using the effective interest method less any provision for impairment (i.e. allowance for doubtful accounts).

The Company assesses whether, as of the date of the financial statements, there is objective evidence of impairment in the value of the receivable. Any resulting impairment is measured as the difference between the book value of the receivable and the present value of the estimated future cash flows, discounted at an original effective interest rate or one applicable to a similar transaction. The carrying amount of the receivable is reduced by means of an allowance account and recognized in the statements of comprehensive income.

Embedded derivatives -

The Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month based on quoted London Metal Exchange (LME) monthly average prices. The Company receives market prices based on prices in the specified future month, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative that is required to be separated from the main contract.

The Company’s embedded derivatives from sales are measured at fair value (based on LME spot copper prices) with subsequent changes recognized in the statements of comprehensive income until the month of settlement.

(c)	Inventories –

Inventories are stated at the lower of cost or the net realizable value. Inventory of materials and supplies, as well as saleable products are determined using the weighted-average cost method. The cost of finished goods and in - process inventory (i.e., stockpiles) includes labor and benefits, supplies, energy and other costs related to mining and processing of minerals. Net realizable value is the estimated future sales price based on forward metal prices (at the year that to be expected to process), less estimated costs to complete production and bring the inventory to sale; and the discount rate.

Provision for obsolescence -

Obsolescence allowances are established based on an item-by-item analysis by Management. Any amount of obsolescence identified is charged to the statements of comprehensive income in the year it is deemed to have occurred.

Notes to the financial statements (continued)

(d)	Property, plant and equipment -

Property, plant and equipment are valued at historical cost, including costs that are directly attributed to the construction or acquisition, net of accumulated depreciation, amortization and impairment.

Repairs and/or improvements of an asset that is depreciated separately and is required to be discharged or replaced, creating an increase of economic life of property and for which it is probable that there will be future economic benefit to the Company, are recorded as assets. All other maintenance costs are charged to expense as incurred.

Land acquired for the development of administrative activities or business supports are not depreciated. Depreciation of assets directly related to the useful life of the mine is calculated using the UOP method based on the mine’s proven and probable reserves. Other assets are depreciated using the straight-line method based on the following estimated useful lives:

Years
Buildings and other constructions	Between 10 and 30
Machinery and equipment	Between 3 and 25
Transportation units	7
Furniture and fixtures	7
Other equipment	Between 3 and 25

Critical spare parts and those which are directly identified with machinery or equipment are included in property, plant and equipment, and the economic life assigned is in reference to the main asset with which they are identified.

An item of property, plant and equipment is retired at the time of its disposal or when no future economic benefits are expected from its use or subsequent disposition. Any gain or loss arising at the time of retirement is calculated as the difference between the proceeds from the sale and the book value of the asset and is included in the statements of comprehensive income in the year the asset is retired.

The residual value and useful economic lives of the Company’s property, plant and equipment are reviewed, and adjusted if appropriate, at each year end. The Company also assesses, at the end of each period, whether there is an indication that its property, plant and equipment may be impaired.

Notes to the financial statements (continued)

(e)	Exploration, development and stripping costs –

Exploration costs -

Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable reserves, or identifying new mineral resources at development or production stage properties, are charged to the statements of comprehensive income as incurred.

Development costs -

Development costs are capitalized based on the judgment of Management, when the economic and technological feasibility of the project is confirmed, which is generally when the development or expansion project has reached a milestone in accordance with a model established by Management.

Stripping cost -

The Company records the cost of stripping incurred during the mine’s production stage as a variable production cost and includes them in the cost of inventory produced during the period when such stripping costs were incurred. Stripping costs incurred in the development of a mine (i.e., before production commences) are capitalized until the production stage is initiated and subsequently amortized using the UOP method.

(f)	Intangible assets -

The intangible assets acquired are recorded at cost less accumulated amortization. As indicated in note 17(c), the Company has recorded an intangible asset for the future benefit of electrical energy at a fixed price, which is being amortized over the nine year life of the contract, which expires December 31, 2015. The Company assesses at the end of each period, whether there is an indication that its intangible asset may be impaired.

(g)	Impairment -

At each reporting date, the Company evaluates if there is any indication that an asset could be impaired. If such an indication exists, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset is the greater of its fair value less costs to sell or its value in use and is determined for the assets of the mine as a whole, since there are no assets that generate cash revenues independently.

When the book value of an asset exceeds its recoverable amount, the asset is considered impaired and is reduced to its recoverable amount. When evaluating the value in use, the future estimated cash flows are discounted to their present value using a discount rate before taxes that reflects current market evaluations of the time value of money and the specific risks to the asset.

Notes to the financial statements (continued)

Losses resulting from the impairment of assets are recognized in the statements of comprehensive income under the categories of expenses consistent with the function of the impaired asset. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The revised valuation cannot exceed the book value that would have been determined, net of depreciation, if an impairment loss for the asset had not been recognized in a previous period. Such a reversal is recognized in the statements of comprehensive income.

There was no indication of impairment of the Company’s assets at December 31, 2011 and December 31, 2010.

(h)	Provisions -

General -

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and an estimate of the amount of the obligation can be calculated. The expense relating to any provision is presented in the statements of comprehensive income, net of any reimbursement, in the period the provision is established.

If the effect of the time value of money is significant, provisions are discounted by applying a discount rate that reflects, where applicable, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense in the statements of comprehensive income.

Mine closure provision -

The Company records a mine closure provision when a contractually or legally enforceable obligation arises. The Company estimates the present value of its future obligation for mine closure and increases the carrying amount of the related ARC, which is included in property, plant and equipment. Subsequently, the mine closure provision is accreted to full value over time and recognized as an interest cost considered in the initial fair value estimate. The related ARC is depreciated using the units-of-production method during the economic life of the mine.

The Company evaluates its mine closure provision annually and makes adjustments to estimates and assumptions, including scope, future costs and discount rates, as applicable. Changes in the fair value of the mine closure provision or the useful life of the related asset are recognized as an increase or decrease in the book value of the provision and the related ARC in accordance with IAS 16. Any decrease in the mine closure provision and related ARC cannot exceed the current book value of the asset; amounts over the current book value will be recorded in the statements of comprehensive income.

Notes to the financial statements (continued)

(i)	Revenue recognition -

The Company primarily sells copper cathodes and concentrates in accordance with sales contracts entered into with its customers. Revenues comprise the fair value of the sale of goods, net of related general sales taxes. The Company recognizes revenue when the amount can be reliably measured, it is probable that future economic benefits will flow to the Company and all significant risks (including title and insurance risk) and rewards of ownership have transferred to the customer. Revenue is not considered reliably measured until all contingencies relating to the sale have been resolved.

Sales of copper cathodes and copper concentrates –

Local sales of copper cathodes are recognized when the Company has delivered the goods to the shipping company designated by the customer. Revenue associated with foreign sales of copper cathodes and copper concentrates is recognized when all significant risks and rewards of ownership have transferred to the customer, which is typically when the inventory has passed over the vessel’s rail at the port of loading.

As described in note 2.3(b), the Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month in accordance with the terms specified in the related sales contract and based on quoted LME monthly average prices. The Company receives market prices in the specified future month, and these sales result in changes recorded to revenues until the specified future month. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative that is bifurcated from the host contract.

(j)	Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the year. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. The income tax rate in Peru was 30% as of December 31, 2011 and 2010.

Notes to the financial statements (continued)

Deferred taxes -

Deferred taxes are presented using the liability method for differences between the tax bases of assets and liabilities and their book value for financial reporting purposes. Deferred tax liabilities are recognized for all taxable differences. Deferred tax assets are recorded for all deductible differences when there is a probability that there could be taxable earnings against which the deductible difference could be applied.

The book value of deferred tax assets is reviewed at the end of each period and reduced to an amount that is more likely than not to be realized against taxable earnings. Deferred tax assets that are not recognized are reassessed at each period and are recognized when it is more likely than not that future taxable earnings will allow for the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to be applicable during the year when the assets are realized or the liabilities are liquidated, based on the tax rates (and tax laws) that have been enacted at the end of the period. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset tax assets against tax liabilities and the deferred tax is related to the same entity and the same tax authority.

Mining Taxes -

On September 29, 2011, Law 29788 (which amended Law 28528) was enacted creating a new mining tax and royalty regime in Peru. Under the new regime, companies that do not have stability agreements will be subject to a revised royalty and a special mining tax. Cerro Verde operates under a stability agreement and therefore is not subject to the revised royalty and special mining tax until its stability agreement expires on December 31, 2013. The Peruvian government has also created a special mining burden that companies with tax stability agreements can elect to pay. The special mining burden is based on a sliding scale of 4% to 13%, with a maximum effective tax rate of 8.79%. Cerro Verde will elect to pay this special mining burden during the remaining term of its stability agreement.

(k)	Workers’ profit sharing -

The Company recognizes worker’s profit sharing In accordance with IAS 19, “Employees Benefits". Workers’ profit sharing is calculated in accordance with Peruvian laws (Legislative Decree No. 892), and the Company’s workers’ profit sharing rate is 8% over the taxable net base of current year. According to Peruvian law the limit in the workers’ profit sharing that an employee could receive is equivalent to 18 months of wages, and any excess above such limit will be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (“FONDOEMPLEO”). The Company’s workers’ profit share is recognized as a liability in the statement of financial position and as operating expenses in the statements of comprehensive income.

Notes to the financial statements (continued)

(l)	Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified as a result of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years ended as of December 31, 2011 and 2010, the Company did not have any financial instrument with dilutive effects; as a result, the basic and diluted shares are the same in all years presented.

2.4.	New IFRS and IFRIC –

Improvements and amendments to IFRS issued, but not yet effective, include the following:

-	IAS 19, “Employee Benefits (Amendment)”, effective January 1, 2013, amends the recognition and disclosure requirements for defined benefit plans.

-	IFRS 7, “Financial Instruments: Disclosures”, effective January 1, 2012, requires additional disclosures about financial assets that have been transferred, but not derecognized, to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. The amendment also requires disclosures about continuing involvement in derecognized assets.

-	IFRS 9, “Financial Instruments”, effective January 1, 2015, modifies the treatment and classification of financial assets established by IAS 39, “Financial Instruments: Recognition and Measurement”.

-	IFRS 10, “Consolidated Financial Statements”, effective January 1, 2013, replaces the consolidation requirements in SIC-12, “Consolidation—Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”.

-	IFRS 11, “Joint Arrangement”, effective January 1, 2013, addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. The guidance focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case).

-	IFRS 12, “Disclosure of Interests in Other Entities”, effective January 1, 2013, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

Notes to the financial statements (continued)

-	IFRS 13, “Fair Value Measurement”, effective January 1, 2013, defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.

-	IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, effective January 1, 2013, clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods.

Other than IFRIC 20, the implementation of these standards and interpretations is not expected to have a material effect on the Company’s financial reporting and disclosures. Management is currently evaluating the impact IFRIC 20 will have on the Company’s financial reporting and disclosures and expect the implementation of this interpretation may result in a change to its accounting for stripping costs as described in note 2.3(e).

3.	First time adoption of International Financial Reporting Standards (“IFRS”)

On October 14, 2010, through Resolution N°102-2010-EF/94.01.1, CONASEV authorized full adoption of IFRS for all legal entities under its supervision beginning in the year 2011.

The financial statements for the year ended December 31, 2011, are the first the Company has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with generally accounting principles accepted in Peru (“Peru GAAP”). Accordingly, the Company has prepared financial statements which comply with IFRS for the year ended December 31, 2011, together with the comparative period data for the year ended December 31, 2010, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as of January 1, 2010, the Company’s date of transition to IFRS.

Exemptions applied -

Initial application of IFRS generally requires the complete retrospective application of the regulations and interpretations in force on the date of the first issuance of financial statements. However, IFRS 1, “First-Time Adoption of International Financial Reporting Standards” allows first-time adopters certain exemptions from the general requirements to apply IFRS at the date of transition.

Notes to the financial statements (continued)

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions (i.e., mine closure provisions). Accordingly, the Company re-measured its mine closure provision at January 1, 2010, under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose. The Company did this by using its best estimate of the historical risk-adjusted discount rates, and recalculated accumulated depreciation, depletion and amortization under IFRS up to the transition date.

Estimates -

The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at January 1, 2010, the date of transition to IFRS, and as of December 31, 2010, and are consistent with those made for the same dates in accordance with Peru GAAP (after adjustments to reflect any differences in accounting policies).

3.1	Reconciliation of the statement of financial position –

(a)	A reconciliation of the Company’s January 1, 2010, statement of financial position from Peru GAAP to IFRS is provided below:

	Note	As of January 1, 2010 (Peru GAAP)	Remeasurements	As of January 1, 2010 (IFRS)
		US$(000)	US$(000)	US$(000)
Assets
Current Assets
Cash and cash equivalents		203,391	-	203,391
Trade accounts receivable		24,792	-	24,792
Trade accounts receivable from affiliates		216,562	-	216,562
Embedded derivative		64,760	-	64,760
Value added tax credit		4,228	-	4,228
Other accounts receivable		6,335	-	6,335
Inventories, net		156,319	-	156,319
Prepaid expenses		4,178	-	4,178
Total current assets		680,565	-	680,565

Other long-term assets		49,535	-	49,535
Long-term inventories		91,235	-	91,235
Property, plant and equipment, net	3.4(c)	1,082,051	(9,415)	1,072,636
Intangible assets, net		9,779	-	9,779

Total assets		1,913,165	(9,415)	1,903,750

Liabilities and equity, net
Current liabilities
Trade accounts payable		39,798	-	39,798
Trade accounts payable to affiliates		2,719	-	2,719
Income tax payable		83,792	-	83,792
Workers’ profit sharing payable		48,254	-	48,254
Other accounts payable		76,516	-	76,516
Total current liabilities		251,079	-	251,079

Provision for remediation and mine closure	3.4(c)	18,642	(14,975)	3,667
Deferred income tax and workers’ profit sharing liability	3.4(a,d)	158,040	(23,192)	134,848
Non-current portion of other accounts payable		39,310	-	39,310
Total liabilities		467,071	(38,167)	428,904
Equity, net
Capital stock		990,659	-	990,659
Legal reserve		198,132	-	198,132
Retained earnings		257,303	28,752	286,055
Total equity, net		1,446,094	28,752	1,474,846

Total liabilities and equity, net		1,913,165	(9,415)	1,903,750

Notes to the financial statements (continued)

(b)	A reconciliation of the Company’s December 31, 2010, statement of financial position under Peru GAAP to IFRS is provided below:

	Note	As of December 31, 2010 (Peru GAAP)	Remeasurements	As of December 31, 2010 (IFRS)
		US$(000)	US$(000)	US$(000)
Assets
Current Assets
Cash and cash equivalents		388,113	-	388,113
Trade accounts receivable		27,593	-	27,593
Trade accounts receivable from affiliates		290,709	-	290,709
Embedded derivative		133,217	-	133,217
Value added tax credit		7,219	-	7,219
Other accounts receivable		14,974	-	14,974
Inventories, net	3.4(a, b)	165,094	5,131	170,225
Prepaid expenses		6,056	-	6,056
Total current assets		1,032,975	5,131	1,038,106

Other long-term assets		19,002	-	19,002
Long-term inventories	3.4(a, b)	115,086	5,090	120,176
Property, plant and equipment, net	3.4 (c)	1,109,953	(1,308)	1,108,645
Intangible assets, net		8,149	-	8,149
Total assets		2,285,165	8,913	2,294,078

Liabilities and equity, net
Current liabilities
Trade accounts payable		67,376	-	67,376
Trade accounts payable to affiliates		3,851	-	3,851
Income tax payable		174,275	-	174,275
Workers’ profit sharing payable		110,065	-	110,065
Other accounts payable		133,057	-	133,057
Total current liabilities		488,624	-	488,624

Provision for remediation and mine closure	3.4(c)	12,106	(8,619)	3,487
Deferred income tax and workers’ profit sharing liability	3.4(a, d)	231,714	(31,190)	200,524
Non-current portion of other accounts payable		2,204	-	2,204
Total liabilities		734,648	(39,809)	694,839
Equity, net
Capital stock		990,659	-	990,659
Legal reserve		198,132	-	198,132
Retained earnings		361,726	48,722	410,448
Total equity, net		1,550,517	48,722	1,599,239

Total liabilities and equity, net		2,285,165	8,913	2,294,078

Notes to the financial statements (continued)

3.2	Reconciliation of the statements of comprehensive income –

A reconciliation of the Company’s statements of comprehensive income for the year ended December 31, 2010, under Peru GAAP to IFRS is provided below:

	Note	For the year ended as of December 31, 2010 (Peru GAAP)	Remeasurements	For the year ended as of December 31, 2010 (IFRS)
		US$(000)	US$(000)	US$(000)

Sales of goods		2,368,988	-	2,368,988

Cost of sales of goods	3.4(a, b, c)	(571,363)	(74,596)	(645,959)
Gross profit		1,797,625	(74,596)	1,723,029

Operating expenses
Selling expenses		(76,638)	-	(76,638)
Voluntary contribution		(41,081)	-	(41,081)
Excess of worker’s profit sharing	3.4(a)	-	(34,427)	(34,427)
Other operating expenses		(15,049)	-	(15,049)
Operating profit		1,664,857	(109,023)	1,555,834

Other income (expenses)
Financial income		1,261	-	1,261
Financial expenses		(101)	-	(101)
Gain net from exchange differences		669	-	669
Profit before income tax		1,666,686	(109,023)	1,557,663

Workers’ profit sharing
Current	3.4(a)	(120,995)	120,995	-
Deferred	3.4(a)	(16,556)	16,556	-

Income tax
Current		(417,594)	-	(417,594)
Deferred	3.4(d)	(57,118)	(8,558)	(65,676)

Profit for the year		1,054,423	19,970	1,074,393

Notes to the financial statements (continued)

3.3	Reconciliation of the statement of cash flows –

The adoption of IFRS did not have a significant effect on amounts reported in the Company’s statement of cash flows for the year ended December 31, 2010.

3.4.	Notes to the reconciliation of the statement of financial situation and statement income –

The IFRS adoption required adjustments to the balances in the previous financial statements under generally accepted accounting principles in Peru:

(a)	Workers’ profit sharing –

Prior to the adoption of IFRS, the Company’s historical practice was to account for workers’ profit sharing as an income tax in accordance with IAS 12. At the November 2010 IFRIC meeting, it was concluded that employee profit sharing should be accounted for in accordance with IAS 19 and not according to IAS 12. Consequently, an entity is only required to recognize a liability when an employee has provided service and deferred profit sharing should not be recorded for timing differences because this is a future service that cannot be considered an obligation or right under IAS 19. In Peru, the historical practice was to calculate and record deferred profit sharing in the financial statements. In accordance with this requirement, the Company reduced its deferred profit sharing liability in the amount of US$35,514,000 January 1, 2010 (US$52,070,000 at December 31, 2010).

Notes to the financial statements (continued)

(b)	Inventories –

Up to December 31, 2010, the cost of the finished goods and in-process inventory was determined using the first-in, first-out (“FIFO”) method. Beginning January 1, 2011, the Company elected to use the weighted average cost method (including the current workers’ profit sharing cost as party of inventory cost) to value its inventories. The change in the Company’s inventory valuation methodology generated a total increase in short and long-term metals inventory of US$10,221,000 as of December 31, 2010.

(c)	Mine closure provision -

The Company recalculated the corresponding assets and liabilities for mine closure costs as of the date of transition, which generated a decrease of US$14,975,000 in the provision for mine closure at January 1, 2010 (US$8,619,000 at December 31, 2010), and a decrease in the related ARC, which is included in property, plant and equipment, of US$9,415,000 at January 1, 2010 (US$1,308,000 at December 31, 2010).

(d)	Deferred income tax –

The Company recomputed the assets and liabilities for all of the transitional adjustments described above, which generated an increase in deferred income taxes of US$12,322,000 at January 1, 2010 (US$20,880,000 at December 31, 2010).

4.	Cash and cash equivalents
(a)	This item is made up us follows:

	December 31, 2011	December 31, 2010	January 1, 2010
	US$(000)	US$(000)	US$(000)

Cash equivalents (b)	1,376,818	382,853	199,855
Cash in banks	6,818	5,260	3,536

	1,383,636	388,113	203,391

(b)	Cash equivalents comprises a portfolio of investments in foreign highly liquid investments marketable (mainly deposits and investment classified as “A” by Standard & Poor’s and Moody’s), which yield variable returns, and are classified as highly liquid current assets because they are highly liquid and since Management plans to use them for its short-term cash needs. Because of the short maturity of these investments, less than 90 days, the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are recognized as financial income in the statements of comprehensive income (see note 16).

Notes to the financial statements (continued)

5.	Trade accounts receivable third parties

Trade accounts receivable are generated primarily from the Company’s concentrate and cathode sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees (see note 18(f) for a summary of trade accounts receivable from affiliates).

6.	Inventories, net

(a)	This item is made up as follows:

	December 31, 2011	December 31, 2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)
Finished goods:
Copper cathodes	7,565	6,682	3,767
Copper concentrate	6,079	8,956	1,281
Molybdenum concentrate	1,264	867	808
Work-in-process (b)	165,635	146,514	118,274
Materials and supplies	137,137	125,118	124,683
Materials and supplies in transit	761	3,994	996
Less: Provision for obsolescence of materials and supplies	(1,933)	(1,730)	(2,255)

Total Inventories	316,508	290,401	247,554
Less: Long-term inventories (b)	(140,671)	(120,176)	(91,235)

Current inventories, net	175,837	170,225	156,319

(b)	Work in process inventories represent mill and leach stockpiles which generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in solution to extraction processing facilities (refer to note 2.2(e)).

Notes to the financial statements (continued)

7.	Property, plant and equipment, net
(a)	The changes in cost and accumulated depreciation accounts as of December 31, 2011 and 2010 are shown below:

	January 1, 2010	Additions	Retirements and disposals	Transfers	December 31, 2010	Additions	Retirements and disposals	Transfers	December 31, 2011
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	1,497	-	-	-	1,497	-	-	-	1,497
Buildings and other constructions	100,115	-	(11,557)	2,484	91,042	-	-	13,046	104,088
Machinery and equipment	1,340,344	-	11,566	95,166	1,447,076	-	(4,667)	67,916	1,510,325
Transportation units	8,415	-	(283)	717	8,849	-	-	2,433	11,282
Furniture and fixtures	786	-	-	-	786	-	-	-	786
Other equipment	9,761	-	(890)	2,991	11,862	-	(129)	737	12,470
Work in progress and transit units	48,903	122,256	-	(101,358)	69,801	195,222	-	(84,132)	180,891
Remediation and mine closure costs, note 17(a)	3,666	-	-	-	3,666	3,217	-	-	6,883
	1,513,487	122,256	(1,164)	-	1,634,579	198,439	(4,796)	-	1,828,222

Accumulated depreciation
Buildings and other constructions	23,307	2,712	-	-	26,019	2,786	-	-	28,805
Machinery and equipment	402,181	81,747	(250)	-	483,678	77,593	(605)	-	560,666
Transportation units	6,213	619	(99)	-	6,733	714	-	-	7,447
Furniture and fixtures	437	95	-	-	532	94	-	-	626
Other equipment	6,201	851	(624)	-	6,428	1,055	(129)	-	7,354
Remediation and mine closure costs	2,512	32	-	-	2,544	189	-	-	2,733
	440,851	86,056	(973)	-	525,934	82,431	(734)	-	607,631

Net cost	1,072,636				1,108,645				1,220,591

(b)	As of December 31, 2011, the work in progress and transit units correspond primarily to the project of expansion of the leaching PAD 4B and for the project of expansion of operations for US$76,651,000 and US$47,204,000 respectively.

(c)	The Company maintains insurance on its principal assets in accordance with Management’s policies.

Notes to the financial statements (continued)

8.	Trade accounts payable

Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts for the mining activities of the Company. These obligations are mainly denominated in US dollars, have current maturities and do not accrue interest. No guarantees have been granted (see note 18(f) for a summary of trade accounts payable to affiliates).

9.	Workers’ profit sharing and other accounts payable
(a)	This item is made up of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
	US$(000)	US$(000)	US$(000)
Other accounts payable:
Provision for water plant, see note 17(b)	5,522	56,960	73,560
Fund in advance received from third parties	2,204	3,184	4,001
Fund in advance received from clients	-	22,126	-
Voluntary contribution, see note 17(d)	-	41,081	27,608
Other (b)	18,247	11,910	10,657
	25,973	135,261	115,826
Less: non-current portion of other accounts payable	(1,298)	(2,204)	(39,310)

Other accounts payable, current	24,675	133,057	76,516

Workers’ profit sharing (c)	119,711	110,065	48,254

(b)	Includes include provisions for services rendered by third parties, contribution and compensations related to the workers, and other provisions in the normal course of the activities of the Company.

(c)	Legislative Decree N° 892 (L.D. 892), issued in 1996, regulates the right of workers to participate in the company’s profits that perform activities generating third category income, requires companies domiciled in Peru to compute and pay to employees, a share of the profits generated by the companies for which they work. The Company’s liability for worker’ profit sharing is recognized according to the policy described note 2.3(k).

As described in note 2.3(k), workers’ profit sharing is recognized as operating expense in the statements of comprehensive income. The amount of workers’ profit sharing paid to employees for the years 2011 and 2010 are recognized in cost of sales of goods (see note 14). Additionally, the excess between the Company’s total workers’ profit sharing liability and the amount paid or due to employees for the year amounted to US$21,923,000 for the year 2011 (US$34,427,000 for the year 2010). These amounts have been included in operating expenses in the statements of comprehensive income and will be paid to the Regional Government and FONDOEMPLEO within the period established by law.

Notes to the financial statements (continued)

10.	Income tax

(a)	The Company recognizes the effect of temporary differences between the tax bases and their carrying amounts for financial reporting purposes. The composition of this item is made up as follows:

	January 1, 2010	Debit (credit) to the statements of comprehensive income	December 31, 2010	Debit (credit) to the statements of comprehensive income	December 31, 2011
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Income tax
Asset
Provision for water plant construction	22,828	1,309	24,137	3,342	27,479
Price adjustment of copper cathodes and concentrates	-	-	-	22,577	22,577
Difference in valuation of inventories	2,707	(838)	1,869	1,086	2,955
Provision for remediation and mine closure	754	(44)	710	163	873
Deferred stripping costs	838	(107)	731	(76)	655
Other provisions	1,829	(655)	1,174	(5,355)	(4,181)
	28,956	(335)	28,621	21,737	50,358

Liability
Difference in depreciation method	144,376	44,804	189,180	39,677	228,857
Price adjustment of copper cathodes and concentrates	19,428	20,537	39,965	(39,965)	-
	163,804	65,341	229,145	(288)	228,857

Deferred liabilities, net	134,848	65,676	200,524	(22,025)	178,499

Mining taxes, note 12(e)
Deferred asset
Price adjustment of copper cathodes and concentrates	-	-	-	(3,637)	(3,637)
Exploration expenses	-	-	-	(190)	(190)
Deferred asset	-	-	-	(3,827)	(3,827)

Total debited (credited) to the statements of comprehensive income	-	65,676	-	(25,852)	-

Total deferred income tax liability	134,848		200,524		174,672

Notes to the financial statements (continued)

(b)	For the years ended December 31, 2011 and 2010, the income tax expense recorded differs from the result of apply the legal rate to the income before income tax of the Company, as is detailed below:

	2011	2010
	US$(000)	US$(000)

Income before income tax	1,562,117	1,557,663
Income tax rate	30%	30%
Income tax expected expense	468,635	467,299

Tax effect of expenses that are not deductible in determining taxable profit:
Voluntary contribution	-	12,324
Non-deductible expenses	5,298	3,647

Current and deferred income tax charges to results	473,933	483,270
Mining taxes charge to results	9,785	-
	483,718	483,270

Effective income tax	30.97%	31.03%

(c)	The income tax expenses (benefit) for the years ended December 31, 2011 and 2010 is shown below:

	2011	2010
	US$(000)	US$(000)

Income tax
Current	495,958	417,594
Deferred	(22,025)	65,676
	473,933	483,270
Mining taxes
Current	13,612	-
Deferred	(3,827)	-
	9,785	483,270
Income tax expense reported in the statements of comprehensive income	483,718	483,270

11.	Equity, net

(a)	Capital stock -

As of December 31, 2011 and 2010 the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

Notes to the financial statements (continued)

According to the shareholders agreement of July 11, 2003, the nominal value of the shares was denominated in US dollars and amount to US$0.54 each. As a consequence of the capitalization of restricted earnings associated with tax benefit (reinvestment credit), in December 2009, the nominal value of the share was increased to US$2.83 each.

As of December 31, 2011 the quoted price of these shares is US$36.00 per share (US$54.10 per share as of December 31, 2010) and their frequency of trading is daily, as in 2010.

As of December 31, 2011 the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	3,881	6.09
From 1.01 to 20.00	1	19.35
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56
	3,884	100.00

(b)	Legal reserve -

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

(c)	Retained earnings -

In accordance with the mining stability agreement entered into with the Peruvian Government (see note 12(a)), the Company is authorized to distribute, without any restrictions, all capital invested (except for the retained earnings capitalized in 2009, and dividends), in addition, dividends and any other form of capital distribution to domestic entities are tax exempt. Since 2003, dividends paid to shareholders, other than domiciled legal entities, are subject to a 4.1% income tax which is withheld and paid by the Company.

(d)	Dividend distribution -

During 2011, the Company did not paid dividends.

Notes to the financial statements (continued)

At the Directors’ meeting held on June 15, 2010 it was agreed to pay a dividend of US$400,000,000 (US$1.1427 per common share). Of this amount, US$257,303 corresponds to the retained earnings as of December 31, 2009, and US$142,697,000 was applied to earnings for the year 2010. This dividend was paid to shareholders of record at July 19, 2010.

At the Directors’ meeting held on November 8, 2010, it was agreed to approve the payment of dividends amounting to US$550,000,000 (US$1.5712 per common share). The total amount of this dividend was applied to retained earnings as of October 31, 2010, and earnings for the year 2010 related to the dividend related to the 2010 period. This dividend was paid to the shareholders in December 10, 2010.

12.	Tax situation
(a)	On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of the agreement, the Company is subject to the tax regulations in force at May 6, 1996. In addition, the Company has tax stability for a period of fifteen years beginning January 1, 1999.

(b)	The income tax rate applicable to the Company is 30%. In addition, the Company is subject to a minimum income tax equivalent to 2% of total assets, net of accumulated depreciation and amortization. The tax charged against earnings is the higher of the income tax under the tax stability agreements and the minimum income tax. In years 2011 and 2010, income tax was calculated under the general tax rules. For the years ended December 31, 2011 and 2010 the taxable income and the income tax calculations are as follow:

	2011	2010
	US$(000)	US$(000)

Profit before income tax and workers’ profit sharing	1,705,388	1,666,686
Plus
Price adjustment of copper cathodes and concentrates	133,217	64,760
Water plant, Bamputañe dam and voluntary contribution	13,723	45,379
Price adjustment of copper cathodes and concentrates	75,257	-
Non-deductible expenses	5,502	4,354
Adjustment of inventory in process and finished goods	3,708	11,030
Other additions, net	2,999	2,867
	234,406	128,390
Less
Deduction for recalculate of depreciation at an annual rate of 20%	(147,902)	(149,722)
Price adjustment of copper cathodes and concentrates	-	(133,217)
	(147,902)	(282,939)
Sub-total	1,791,892	1,512,137
Workers’ profit sharing (8%)	(143,351)	(120,971)
Net profit	1,648,541	1,391,166

Income tax (30%)	(494,562)	(417,350)

Prior years income taxes	(1,396)	(244)
Total current income taxes charged to results, note 10(c) (does not include Special Mining Burden )	495,958	417,594

Notes to the financial statements (continued)

(c)	Pursuant to Supreme Decree No. 07-94-EM, the Company can obtain a tax benefit (“Investment Credit’) by effectively reinvesting non-distributed earnings into capital expansion projects that increase the Company’s productivity. The investment program must be reviewed and approved by the Ministry of Energy and Mines.

On September 3 and October 25, 2004; the Company submitted for approval by the MEM, a Reinvestment Program in the amount of US$800,030,000 related to the construction of a sulfide processing facility to be executed in the period between October 2004 and February 2007. On December 9, 2004 through the Ministerial Resolution No. 510-2004-MEM/DM, the MEM approved the Company’s Reinvestment Program application.

Under the terms of the Reinvestment Program, the Company reinvested the earnings obtained in the years 2004 through 2007, totalling approximately US$800,000,000 which resulted in lower income tax expense of approximately US$240,000,000 during those years. According to the requirement of Article N°7 of the Supreme Decree N°07-94-EM, the Company has successfully documented the reinvestment before the MEM.

On October 30, 2009 through Resolution No. 213-2009/MEM-DGM, the MEM approved the execution of the Reinvestment Program from non-distributed earnings of the years 2004, 2005, 2006 and 2007 for an amount of US$800,030,000, after which, according to the requirements of the General Mining Law, the Company capitalized that amount.

Notes to the financial statements (continued)

(d)	Peruvian Tax Authorities (SUNAT) have the right to examine, and, if necessary, amend the income tax as determined by the Company during the last four years, calculated from the year following that in which the tax returns are filed. The income tax filings for the years 2002 through 2010 and the value added tax filings for the period from December 2008 to December 2010 are open to examination by The Tax Authorities. The fiscal years 2002 through 2006, has been reviewed by SUNAT, by which the Company has been in claim and appeal process. The periods 2007 and 2008 are currently in process to assessment. In fact, these processes have been in charged to the legal external advisors of the Company In Management’s and legal advisors’ opinion, they have enough arguments in accordance to legal standards in force currently; consequently, they believe they will get results in favor to the Company for those processes and any additional tax assessment would not be significant to the financial statements.

For the periods pending to examine, and due to the many possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes are payable, including interest and surcharges, as a result of the Tax Authority reviews, they will be charged to expense in the period assessed and paid. However, In Management’s and legal advisors’ opinion, any additional tax assessment would not be significant to the financial statements.

(e)	Mining taxes -

As described in note 2.3(j), Law 29788 was enacted creating a new mining tax and royalty regime in Peru. Because the Company operates under stability agreement it is not subject to the revised royalty and special mining tax until its stability agreement expires on December 13, 2013. However, the Company will elect to pay the special mining tax during the remaining term of its stability agreement. For the year ended December 31, 2011, the Company recorded a tax provision of US$13,612,000 related to special mining burden. The Company has also recognized a related deferred tax asset amounting to US$3,827,000.

(f)	On June 23, 2004, Law No.28258 - Mining Royalty Law was approved, and requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non metallic minerals, which is calculated using rates from one to three percent of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines.

Based on the stability contract described in the literal (a) above, the payment of the mining royalties is not applicable to the Company, because this Law was approved after the Company signed the stability contract with the Peruvian Government.

Notes to the financial statements (continued)

SUNAT has assessed mining royalties on materials processed by the Company concentrator which commenced operations in late 2006. These assessments cover the period October 2006 to December 2007 and the years 2008 and 2009. SUNAT has issued rulings denying the Company’s protest of the assessments. The Company has appealed these decisions and currently has three cases pending before the Peruvian Tax Tribunal. The Company is challenging these royalties because it believes its stability agreement provides an exemption for all minerals extracted from its mining concession, irrespective of the method used for processing those minerals. Although we believe our interpretation of the stability agreement is correct, if the Company is ultimately found responsible for these assessments, the amount of royalty and related interest payable would be significant. SUNAT may continue to assess mining royalties annually until this matter is resolved by the Peruvian Tax Tribunal.

13.	Sales of goods

(a)	For the years ended December 31, 2011 and 2010, sales of goods are made up of the following:

	2011		2010
	Pounds(000)	US$(000)	Pounds(000)	US$(000)
	(Unaudited)		(Unaudited)

Copper concentrates (b)	489,314	1,637,841	472,497	1,607,815
Copper cathodes (b)	167,562	673,956	181,885	625,827
Other (primarily silver and molybdenum concentrates)	-	208,253	-	135,346

		2,520,050		2,368,988

Sales to affiliates totaled US$1,876,906,000 for the year ended December 31, 2011 (US$1,868,233,000 for the year ended December 31, 2010), which are summarized in note 18(b).

(b)	As described in note 2.3(b), the Company’s copper sales are provisionally priced at shipment. As a result, at December 31, 2011 and 2010, the Company had embedded derivatives recorded in its statement of financial position (see note 20). Adjustments to the provisional prices are recognized as gains and losses in sales of goods through the month of settlement. Copper concentrate and cathode sales include net reductions of US$208,474,000 and increase of US$68,457,000 the years 2011 and 2010, respectively, for adjustments to the prior year’s provisionally priced sales.

(c)	The following table shows sales of goods by geographic region based on the final destination port for the years ended December 31, 2011 and 2010:

	2011	2010
	US$(000)	US$(000)

Asia	1,351,762	1,374,467
North America	209,241	219,320
Europe	513,933	483,208
Peru	445,114	291,993

	2,520,050	2,368,988

Notes to the financial statements (continued)

(d)	Concentration of sales -

For the year 2011, 74% of the Company’s sales were to affiliated entities (Freeport-McMoRan Corporation (“FMC”), Sumitomo Metal Mining Company and Climax Molybdenum, which is a wholly owned subsidiary of FMC) and the rest, with international third parties. For the year 2010, 79% of the Company’s sales were to these affiliated entities.

14.	Cost of sales of goods

For the years ended December 31, 2011 and 2010, cost of sales of goods is made up of the following:

	2011	2010
	US$(000)	US$(000)

Opening balance of finished goods (see note 6)	16,505	5,856

Materials and supplies	315,518	276,297
Labor	134,813	79,914
Worker’s profit sharing	121,347	86,568
Depreciation and amortization	84,061	87,686
Energy	69,259	53,001
Third parties services	74,202	69,350
Other costs	43,024	32,032
Variation of inventories in process	(19,121)	(28,240)
Ending balance of finished goods (see note 6)	(14,908)	(16,505)

	824,700	645,959

15.	Selling expenses

For the years ended December 31, 2011 and 2010, selling expenses are made up of the following:

	2011	2010
	US$(000)	US$(000)

Concentrate’s freight	71,397	62,789
Uploading / handling	7,129	6,842
Commissions and other sale expenses	3,606	3,996
Cathode’s freight	1,480	3,011

	83,612	76,638

Notes to the financial statements (continued)

16.	Financial income and expense

For the years ended December 31, 2011 and 2010, financial income and expenses are made up of the following:

	2011	2010
	US$(000)	US$(000)

Financial expenses
Other financial expenses	165	101

Financial income
Gain on fair value of cash equivalents, note 4	1,078	1,261

17.	Commitments and contingencies
(a)	Environmental matters -

The Company’s mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (“PAMA”) and of the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

On October 14, 2003 law N°28090 was enacted, which regulates the commitments and procedures that entities involved in mining activities must follow in order to prepare, file and implement a mine site closing plan, as well as the respective environmental guarantees that assure compliance with the plan in accordance with protection, conservation and restoration of the environment. On August 15, 2005, the regulations regarding this law were approved. During 2006, in compliance with the mentioned law, the Company completed the closing plans for its mine site. On October 5, 2009 the MEM issued Resolution N°203-2009 MEM – AAA, approving the mine closure plan of the Company.

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

Notes to the financial statements (continued)

The table below presents the changes in the provision for remediation and mine closure:

US$(000)

Balance as of January 1, 2010	3,667
Accretion expense	180
Other adjustments	(360)

Balance as of December 31, 2010	3,487
Accretion expense	358
Changes in the estimates	3,216

Balance as of December 31, 2011	7,061

According to the Company’s accounting policies, the provision for remediation and mine closure represents the present value of the costs that are expected to be incurred in the closure period of the operating activities of the Company. Closure budgets are reviewed regularly to take into account any significant change in the studies conducted. Nevertheless, the closure costs of mining units will depend on the market prices for the closure works required, which would reflect future economic conditions. Also, the time when the disbursements will be made depends on the useful life of the mine, which will be based on future metals prices.

As of December 31, 2011, the future value of the provision for closure of mining units and environmental liabilities was US$100,481,000 which has been discounted using the annual risk-free rate of 6.19%, resulting in an updated liability of US$7,061,000. The Company believes that this liability is sufficient to meet the current environmental protection laws approved by the MEM. The Company has issued letters of credit to Ministry of Energy and Mines totaling US$9,043,000 to secure mine closure plans for its mining unit.

(b)	Water treatment plant -

On August 2, 2006, the Company and a committee comprised of the civil society and authorities of Arequipa (“the Committee”) signed an agreement by means of which the Company agreed to finance and implement the technical studies and plans necessary to construct a fresh water treatment plant in Alto Cayma and a waste water treatment plant. The agreement established that the costs to be incurred in the construction of the drinking water treatment plant will be assumed by the Company and those of the waste water treatment plant by the municipalities of the province of Arequipa. However, to total cost of both plants will be determined at the end of the construction projects and a final settlement will be required such that each party incurs 50% of the total cost.

Notes to the financial statements (continued)

On September 18, 2009, the Company contracted with Consorcio Alto Cayma (comprised of the following companies: Befesa, Graña y Montero and Aguas de Sevilla) for the design, construction and commissioning of the water treatment plant.

As of December 31, 2011, the Company estimates a total cost of approximately US$184,280,000 to construct both plants, of which the Company is responsible for 50%, or US$92,140,000. The net present value of this amount as of December 31, 2011 is US$91,570,000, of which US$13,670,000 was recognized in operating expenses in the statements of comprehensive income for the year 2011 (US$4,300,000 for the year 2010). As of December 31, 2011, US$86,048,000 has been spent on this project.

As part of the obligation assumed by the Company and as a way to guarantee construction of the plant, the Company established a guaranteed deposit in a local bank for an amount of S/.150,000,000 (equivalent to US$50,000,000 as of the deposit date in September 2008). In April 2009, the soles deposit was replaced with US dollar funds. As of December 31, 2010, and January 1, 2010, the balance of this account was US$19,002,000 and US$49,535,000 respectively, which was recorded in other assets in the statement of financial position. During 2011, the balance of this account was fully spent and the Company has not maintained additional guarantees relating to this commitment as the majority of disbursements have been made.

Refer to note 17(e) below for further discussion of the Company’s agreement to finance the engineering and construction of a waste water treatment plant should it proceed with its large-scale concentrator expansion.

(c)	Construction of Bamputañe Dam -

On December 29, 2004, the Company signed an electric power supply agreement with Empresa de Generación Eléctrica de Arequipa S.A. (“EGASA”) for part of its mining operations. Under this agreement, EGASA committed to supply electricity at a fixed commodity price for the period January 1, 2007 to December 31, 2015, and the Company committed to construct the Bamputañe Dam located in the Santa Lucía district, in the province of Lampa, in the department of Puno, Peru. At that date, the construction budget related to the project was estimated to be US$5,000,000. On June 11, 2008, EGASA and the Company signed an addendum to the contract for the construction of the Bamputañe Dam, in which the parties recognized and declared that the Bamputañe Dam construction budget would be significantly higher than amount estimated initially. The updated construction budget was estimated at approximately US$14,000,000.

Notes to the financial statements (continued)

On December 1, 2009, the Company formally transferred the Bamputañe Dam to EGASA, and the final cost of the dam totaled US$11,390,000. This agreement allows the Company to obtain electrical energy at a fixed rate during a period of nine years. Accordingly, the Company recognized future economic benefit and disbursements for the construction of the Bamputañe Dam as an intangible asset in the statement of financial position, which is being amortized over the nine year term of the contract.

As of December 31, 2011, the Company’s intangible asset, net of its amortization, for the future benefit of the supply of electrical energy at fixed prices is US$6,519,000 (US$8,149,000 as of December 31, 2010 and US$9,779,000 as of January 1, 2010). During each of the years 2011 and 2010, the Company recognized US$1,630,000 related to the amortization in the statements of comprehensive income.

(d)	Voluntary contribution of 3.75% of net income -

On December 21, 2006, the Peruvian Government released Supreme Decree 071-2006-EM regulating the terms and conditions under which a voluntary contribution would be paid annually by mining companies in Peru. Under this regulation, the Peruvian government established the requirements for the agreements that would be negotiated individually by the mining companies. This regulation established that the contribution:

(i)	Was equivalent to 3.75% of net income,
(ii)	Was paid for 2006 and the subsequent four years, dependent on the level of international metal prices, and
(iii)	Was not tax deductible.

The rate of the voluntary contribution was broken down as follows:

-	2.75% for the Local Mining Fund
-	1.00% for the Regional Mining Fund

On November 8, 2007 the Company signed the contract of voluntary contribution with the Peruvian State, which complied with the requirements described previously and covered the five year period from 2006 through 2010. Total voluntary contributions paid by the company under this contract were US$146,859,000 (which included contributions of US$41,081,000 for the year 2010 which has been reflected in operating expenses in the statements of comprehensive income).

As of December 31, 2011, through Supreme Decree 071-2006-ME, this contract has expired, and, therefore the Company did not recognize any voluntary contributions expense for the year 2011. In Management’s opinion, the Company has met all requirements set in the mentioned Supreme Decree 071-2006-ME and has no further obligations or commitments.

Notes to the financial statements (continued)

(e)	Obligations to be assumed with the approval of the environmental impact study of the large-scale expansion project -
During 2011, the Company completed the feasibility study for a major expansion of its concentrator and leaching facilities (see note 1(b)). As a result, the Company determined that the project will require the use of additional water resources apart from those currently used in the concentrator plant. In order to carry out the project, the Company has offered, to the authorities of Arequipa, to finance the construction of the waste water treatment plant (see note 17(b)).

In September 2011, the Company reached agreement with the Regional and Central Government, the Service of Potable Water and Sewerage of Arequipa S.A.(“SEDAPAR”), other governmental officials, which allows the Company to finance the engineering and construction of the waste water treatment plant of Arequipa, should the Company proceed with the expansion project. Once the Company obtains a license for the treated water, it would be used by the Company to supplement existing water supplies to support the potential concentrator expansion.

18.	Transactions with affiliates

(a)	On June 1, 2005, the Company and Minera Freeport–McMoRan South America S.A.C. (previously known as Minera Phelps Dodge del Peru S.A.C. and is a wholly owned subsidiary of FMC) signed an agreement whereby Minera Freeport–McMoRan South America S.A.C. was appointed as the general manager of the Company. Charges for management services, which are recognized in the statements of comprehensive income, totaled US$20,003,000 for the year 2011 (US$17,850,000 for the year 2010).

(b)	During the years ended December 31, 2011 and 2010, the Company recognized the following sales of goods to affiliates:

	2011	2010
	US$(000)	US$(000)

Sales of goods to affiliates
Freeport-McMoRan Corporation (c)	1,004,362	1,044,811
Sumitomo Metal Mining Company, Ltd. (d)	729,446	716,740
Climax Molybdenum Marketing Corporation (e)	143,098	106,682
Total revenues	1,876,906	1,868,233

(c)	On October 15, 2006, the Company signed a long-term contract with FMC through which it committed to sell 20% of its annual copper concentrate production from its primary sulfide processing plant. Terms of the contract are reviewed annually. For the year 2011, the sales of concentrate copper to FMC amounted to US$689,813,000 (US$725,863,000 in 2010).

Notes to the financial statements (continued)

The Company also sells FMC copper cathodes based on availability. Terms of the sales of copper cathodes to FMC are agreed upon for each shipment. For the year 2011, sales of copper cathodes to FMC amounted to US$314,549,000 (US$318,948,000 in 2010).

(d)	On June 1, 2005, the Company signed a long-term agreement with Sumitomo Metal Mining Company Ltd., by which it committed to sell 50% of its annual copper concentrate production from its primary sulfide processing plant, through December 31, 2016.

(e)	On October 1, 2006, the Company signed a long-term agreement with Climax Molybdenum Marketing Corporation, a wholly owned subsidiary of FMC, by which it committed to sell 100% of its annual molybdenum concentrate production, at a price based on the Metals Week Dealer Oxide price and under a delivery type known as CIF (cost, insurance and freight). Terms of the contract are reviewed annually.

(f)	As a result of sales of goods to affiliates, the Company has trade accounts receivable from affiliates and also has the following trade payables to affiliates as of December 31, 2011 and 2010, and as of January 1, 2010:

	December 31, 2011	December 31, 2010	January 1, 2010
	US$(000)	US$(000)	US$(000)

Accounts receivable from affiliates
Sumitomo Metal Mining Company, Ltd.	104,581	86,691	114,061
Freeport - McMoRan Corporation	91,582	195,250	98,615
Climax Molybdenum Marketing Corporation	3,168	8,767	3,886
Minera Phelps Dodge S.A.C.	-	1	-

	199,331	290,709	216,562
Accounts payable to affiliates
Freeport - McMoRan Sales Company	1,424	1,530	1,279
Minera Freeport – McMoRan South America S.A.C.	1,103	1,679	1,386
Freeport - McMoRan Corporation	871	641	42
Freeport McMoRan South America Inc. Agencia en Chile	17	1	-
Compañía Contractual Minera Candelaria	-	-	12

	3,415	3,851	2,719

Notes to the financial statements (continued)

Terms and transaction with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivables from affiliates. As of December 31, 2011 and 2010, and January 1, 2010, the Company had not recorded any impairment of accounts receivables from affiliates.

19.	Earnings per share

Basic earnings per share are computed by dividing net earnings for the period by the weighted average number of shares outstanding during the year. Basic and diluted earnings per common share have been determined as follows:

	2011		2010

Profit for the year		1,078,399,000		1,074,393,000
Weighted average number of shares outstanding		350,056,012		350,056,012
Basic and diluted earnings per share	US$	3.08	US$	3.07

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares for the year.

Notes to the financial statements (continued)

20.	Embedded derivative

As is indicated in note 2.3 (b), the exposure to the risk of changes in the market prices of copper and molybdenum, is considered as an embedded derivative and it is related to market contracts signed with the customers. As of December 31, 2011 and 2010, and January 1, 2010, provisional prices of the estimated future prices (in copper and molybdenum pounds) and their final maturity periods were as follow:

			As of December 31, 2011
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)
Copper:
Concentrate	234,084	January - April 2012	Between 3.156 and 4.410	Between 3.156 and 3.449	(68,638)
Cathode	4,247	January 2012	Between 3.449 and 3.489	Between 3.445 and 3.447	11
Molybdenum	6,381	January – February 2012	Between 12.159 and 15.501	Between 12.182 and 15.501	(6,630)

					(75,257)

			As of December 31, 2010
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair Value
			US$	US$	US$(000)
Copper:
Concentrate	210,349	January – April 2011	Between 3.50 and 4.07	Between 4.35 and 4.37	127,220
Cathode	7,715	January 2011	4.11	4.37	3,297
Molybdenum	4,645	January – February 2011	Up to 14.94	16.40	2,700

					133,217

			As of January 1, 2010
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair Value
			US$	US$	US$(000)
Copper:
Concentrate	141,112	January – May 2010	Between 2.83 and 3.17	Between 3.34 and 3.35	61,914
Cathode	14,329	January 2010	3.14	3.33	2,787
Molybdenum	389	January 2010	10.97	11.75	59

					64,760

The final pricing that the Company estimated as of December 31, 2011 and 2010, and as of January 1, 2010 were based on LME information.

Notes to the financial statements (continued)

21.	Financial risk management

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

Management knows the conditions prevailing in the market and based on its knowledge and experience, manages the risks which are summarized below. Board of Directors reviews and approves the policies to manage each of these risks.

(a)	Market risk -

Commodity price risk -

The international prices of copper and molybdenum have a significant impact on the Company’s operating results. The price of copper and molybdenum has fluctuated historically and is affected by numerous factors beyond the Company’s control. The Company manages this risk through the use of sales commitments with customers. The Company does not hedge its exposure to price fluctuation.

Embedded derivative –

As described in note 2.3 (b), the Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally three months from the shipment date) based primarily on quoted LME monthly average prices. The Company receives market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on the provisionally priced contract that is adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing.

The table below summarizes the effect on profit before income tax and workers’ profit sharing caused by changes in the copper price. This analysis is based on the assumption that the copper price has increased or decreased by 10% while all other variables are held constant. The 2011 positive scenario uses prices between US$/pound 3.78 to 3.80 (US$/pound 4.79 to US$/pound 4.81 in the year 2010); whereas the negative scenario uses prices between US$/Lb 3.09 to 3.11 (US$/Lb 3.92 to US$/pound 3.94 in the year 2010).

Notes to the financial statements (continued)

Effect on profit before income tax
US$(000)
December 31, 2011
Increase in copper and molybdenum international quotes	51,573
Decrease in copper and molybdenum international quotes	(51,573)

Exchange rate risk –

As described in note 2.3(a), the Company’s financial statements are presented in US dollars, which is the functional and presentation currency of the Company. The Company exchange-rate risk arises mainly from deposits and other accounts payable in currencies other than the US dollar, principally Nuevos Soles. The Company mitigates its exposure to exchange-rate risk by carrying out almost all of its transactions in its functional currency and Management maintains only small amounts in Nuevos Soles to cover its immediate needs (i.e., taxes and compensation) in this currency.

During 2011, the Company has recorded net gains of US$1,924 (net gain of US$669 during the year 2010), from the translation of balances in Nuevos Soles to the US dollar.

(b)	Liquidity risk -

Liquidity risk arises from situations in which cash might not be available to pay obligations when they become due. The Company maintains adequate liquidity by properly managing the maturities of assets and liabilities in such way that allows the Company to maintain a structural liquidity position (cash available) enabling it to meet liquidity requirements properly. Cerro Verde sells cathode and copper and molybdenum concentrates to recognized companies in the mining sector worldwide. In addition, the Company currently has the possibility to obtain funds from financial institutions if it is required to meet its contractual obligations.

Notes to the financial statements (continued)

The following tables show the expected aging of maturity of the Company’s obligations at December 31, 2011:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2011
Trade accounts payable	-	44,177	11,773	-	55,950
Embedded derivate	-	74,370	887	-	75,257
Other accounts payable	-	18,239	9,851	1,298	29,388
Total	-	136,786	22,511	1,298	160,595

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2010
Trade accounts payable	-	55,489	11,887	-	67,376
Other accounts payable	-	34,597	102,311	2,204	139,112
Total	-	90,086	114,198	2,204	206,488

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2010
Trade accounts payable	-	38,167	1,631	-	39,798
Other accounts payable	-	10,532	68,703	39,310	118,545
Total	-	48,699	70,334	39,310	158,343

Notes to the financial statements (continued)

(c)	Credit Risk -

The Company’s exposure to credit risk arises from a customer’s inability to pay amounts in full when they are due and the failure of third parties in transactions of cash and cash equivalent transactions, which is limited to balances deposited in banks and financial institutions and for trade accounts receivable at the date of the statement of financial position. To manage this risk, the Company has an established treasury policy, which only allows the deposit of surplus funds in highly rated institutions, by establishing conservative credit policies and through a constant evaluation of market conditions. Consequently, the Company does not expect to incur losses on accounts involving potential credit risks.

The concentration of credit risk also exists when economic changes occur in industry or geography that affects third parties in the same way. The Company’s customer portfolio is primarily three customers, which are related companies with solid financial structures.

The credit risk is limited to the book value of financial assets on the statement of financial position date, which consists primarily of cash and cash equivalents, trade accounts receivable from third parties and trade accounts receivable from affiliates. The Company has not hedged its exposure to credit risk.

(d)	Capital management -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issue of new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2011 and 2010.

22.	Mineral reserves (unaudited)

As of December 31, 2011 and 2010, the Company’s proven and probable mineral reserves were:

	MT (000)		Grade
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Mineral for leaching	224,541	243,213	0.40	0.41
Mineral for milling	3,752,670	3,328,318	0.39	0.40

Notes to the financial statements (continued)

Copper production in thousands of recoverable pounds for the years ended December 31, 2011 and 2010 was as follow:

	2011	2010

Cathodes	166,017	183,426
Concentrate	481,217	483,937

Average LME price per metric ton of copper for the year ended December 31, 2011 and 2010, was as follows:

	2011	2010
	US$/MT	US$/MT

Copper	8,821	7,539

