Form 20-F
period 2012-12-31
BUENAVENTURA MINING CO INC
filed 2013-04-30
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

  *Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

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

Pursuant to the rules of the United States Securities and Exchange Commission, or the SEC, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha, and Sociedad Minera Cerro Verde S.A.A., or Cerro Verde. Yanacocha and Cerro Verde maintain their financial books and records in U.S. Dollars and present their financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and IFRS as issued by the IASB, respectively. See Note 9 to the Financial Statements.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—General” and Note 2.3(e) to the Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65 percent for the years ended December 31, 2011 and 2012. As of December 31, 2011 and 2012, our equity interest in Cerro Verde was 19.35 percent and 19.58 percent, respectively.

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

The words “anticipate,” “may,” “can,” “plan,” “believe,” “estimate,” “expect,” “project,” “intend,” “likely,” “will,” “should,” “to be” and any similar expressions are intended to identify those assertions as forward-looking statements. In making any forward-looking statements, we believe that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include:

•	our, Yanacocha’s and Cerro Verde’s results of exploration;

•	the results of our joint ventures and our share of the production of, and the income received from, such joint ventures;

•	commodity prices;

•	production rates;

•	geological and metallurgical assumptions;

•	industry risks;

•	timing of receipt of necessary governmental permits or approvals;

•	regulatory changes;

•	political risks;

•	inaccurate estimates of reserves or Mineralized Material Not in Reserve;

•	anti-mining protests or other potential issues with local community relationships;

•	labor relations;

•	environmental risks; and

•	other factors described in more detail under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 3.          Key Information

A. Selected Financial Data

Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2011 and 2012, and for the years ended December 31, 2010, 2011 and 2012, is derived from the consolidated statement of financial position, consolidated statements of income and statement of comprehensive income, respectively, included in the Financial Statements appearing elsewhere in this Annual Report. The report of Medina, Zaldívar, Paredes & Asociados (a member firm of Ernst & Young Global) on our 2010, 2011 and 2012 Financial Statements appears elsewhere in this Annual Report. Our 2010, 2011 and 2012 Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. For periods up to and including the year ended December 31, 2010, we prepared our financial statements in accordance with Peruvian GAAP. Our consolidated financial statements for the year ended December 31, 2011 were the first that we prepared in accordance with IFRS as issued by the IASB. The operating data presented below are derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2010	2011	2012
	(In thousands of US$)(1)
Income statement data:
IFRS(2)
Net sales	1,047,885	1,493,882	1,496,349
Royalty income	55,883	62,742	67,178
Total income	1,103,768	1,556,624	1,563,527

Operating costs:
Cost of sales, without considering depreciation and amortization	(347,129)	(446,163)	(629,492)
Exploration in units in operation	(91,441)	(109,355)	(153,018)
Depreciation and amortization	(74,864)	(96,381)	(123,043)
Royalties	(52,270)	(60,262)	(37,667)
Total operating costs	(565,704)	(712,161)	(943,220)
Gross income	538,064	844,463	620,307

Operating expenses:
Administrative expenses	(107,237)	(75,170)	(99,295)
Exploration in non-operating areas	(36,105)	(49,593)	(95,491)
Selling expenses	(9,375)	(11,617)	(18,090)
Reversal (provision) for impairment of long-lived assets	13,135	-	(3,617)
Excess of workers’ profit sharing	-	(6,221)	(2,164)
Reimbursement of exploration expenses on projects	15,013	-	-

Other, net	10,653	2,513	16,584
Total operating expenses	(113,916)	(140,088)	(202,073)
Operating income	424,148	704,375	418,234

Other income (expenses), net:
Share in the results of associates under equity method	428,885	468,363	464,239
Interest income	8,203	11,827	9,486
Interest expense	(12,271)	(11,823)	(8,290)
Net gain (loss) from currency exchange difference	(750)	(675)	1,715
Total other income, net	424,067	467,692	467,150

Income before income tax	848,215	1,172,067	885,384
Income tax	(123,326)	(211,589)	(142,594)
Net income	724,889	960,478	742,790
Net income attributable to non-controlling interest	64,068	101,551	58,105

Net income attributable to Buenaventura	660,821	858,927	684,685

Basic and diluted earnings per share(3)(4)	2.60	3.38	2.69

Basic and diluted earnings per ADS(3)(4)	2.60	3.38	2.69
Dividends per share	0.46	0.56	0.60

Average number of shares outstanding	254,442,328	254,442,328	254,232,571

Statement of financial position data:
IFRS(2)
Total assets	3,279,346	3,953,549	4,588,653
Financial obligations	57,152	106,114	179,304

	As of and for the year ended December 31,
	2010	2011	2012
	(In thousands of US$)(1)
Capital stock	750,540	750,540	750,540
Shareholders’ equity	2,845,337	3,440,479	3,964,386

Operating data (unaudited):
Production(5)
Gold (oz.)	481,768	524,101	447,472
Silver (oz.)	14,840,678	16,724,717	18,884,824
Proven and probable reserves(6)
Gold (oz.)	1,772,000	1,485,000	1,385,000
Silver (oz.)	152,161,000	155,437,000	154,606,000

(1)	Except per share, per ADS, outstanding shares and operating data.
(2)	Effective January 1, 2011, we changed the accounting principles governing our presentation of our consolidated financial statements from Peruvian GAAP to IFRS. Acccordingly, our financial information for the year ended December 31, 2010 has been presented in accordance with IFRS.
(3)	Income per share has been calculated for each year as net income divided by average number of shares outstanding during the year. As of March 31, 2010, 2011 and 2012, we had 274,889,924 outstanding Common Shares, including 21,130,260 treasury shares. As of March 31, 2010, 2011 and 2012, we had 744,640 outstanding Investment Shares, including 61,976 treasury shares as of March 31, 2010 and 2011 and 231,733 treasury shares as of March 31, 2012.
(4)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.
(5)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or El Brocal, in which we owned a 53.76% controlling equity interest, and Minera La Zanja S.R.L., or La Zanja, in which we owned a 53.06% controlling equity interest, in each case as of December 31, 2012. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2010, 2011 and 2012, El Brocal produced 2.5 million, 2.9 million and 2.8 million ounces of silver, respectively, of which our equity share was 1.2 million, 1.6 million and 1.4 million ounces of silver, and La Zanja produced 43,727, 134,190 and 112,387 ounces of gold, respectively, of which our equity share was 23,201, 71,201 and 59,633 ounces of gold, and 38,155, 363,927 and 387,877 ounces of silver, respectively, of which our equity share was 20,245, 193,100 and 205,808 ounces of silver.
(6)

The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2010 and 2011 were reviewed by an independent consultant, Algon Investment S.R.L. Algon Investment S.R.L. is in the process of reviewing the framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2012. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2010 and 2011 were reviewed by independent consultants, AMEC plc and MINTEC Inc., respectively. MINTEC Inc. is in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2012.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, or the Yanacocha Financial Statements. The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report. The selected financial information as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008 and 2009 has been derived from balance sheets and statements of income, respectively, which are not included in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from IFRS. See Note 9(e.1) to the Financial Statements for a reconciliation to U.S. GAAP of net income and shareholders’ equity as of and for the years ended December 31, 2010, 2011 and 2012. The operating data presented below, which are based on 100 percent of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects-Yanacocha,” the Yanacocha Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2008	2009	2010	2011	2012
	(In thousands of US$)(1)

Income statement data:
U.S. GAAP

Revenues	1,612,618	2,013,228	1,778,260	2,002,602	2,201,815

Costs and expenses:
Costs applicable to sales	(659,867)	(671,055)	(655,007)	(738,336)	(694,146)
Depreciation, depletion and amortization	(169,131)	(166,053)	(160,424)	(231,520)	(252,900)
Reclamation and remediation	(11,174)	(13,016)	(14,632)	(19,135)	(20,090)
Exploration costs	(28,151)	(22,968)	(34,549)	(66,272)	(121,724)
Write-down of long-lived assets	(442)	(2,923)	(312)	(1,864)	(17,577)
General and administrative costs	(3,168)	(3,602)	(3,824)	(1,281)	(3,021)
Other expenses	(71,808)	(70,530)	(54,208)	(39,193)	(109,974)
Total operating expenses	(943,741)	(950,147)	(922,956)	(1,097,601)	(1,219,432)
Operating income	668,877	1,063,081	855,304	905,001	982,383
Interest expense and other	3,642	(712)	4,263	30,424	6,014
Pre-tax income	672,519	1,062,369	859,567	935,425	988,397
Income tax provision	(196,057)	(335,293)	(269,673)	(293,038)	(361,857)
Net income before cumulative effect of change in accounting principles	476,462	727,076	589,894	642,387	626,540
Cumulative effect of change in accounting principle, net	-	-	-	-	-
Net income and comprehensive income	476,462	727,076	589,894	642,387	626,540

Statement of financial position data:
U.S. GAAP
Total assets	1,891,963	2,466,500	2,936,994	3,787,234	4,451,535
Total debt	205,618	178,336	1,959	-	-
Partners’ equity	1,212,787	1,711,102	2,302,145	2,943,021	3,570,690
Operating data (unaudited):
Gold produced (oz.)	1,810,338	2,058,180	1,461,620	1,293,123	1,345,992
Gold proven and probable reserves (thousands of oz.)	24,850	22,362	21,538	20,295	18,500

(1)	Except operating data.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2010 has been derived from a balance sheet that is not included in this Annual Report. The report of Medina, Zaldívar, Paredes & Asociados on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. Until December 31, 2010, Cerro Verde presented its financial statements in conformity with Peruvian GAAP. The operating data presented below, which are based on 100 percent of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2010(2)	2011	2012
	(In thousands of US$)(1)
Income statement data:
IFRS(2)
Net sales	2,368,988	2,520,050	2,127,023
Total revenues	2,368,988	2,520,050	2,127,023
Costs of sales
Total costs of sales	(645,959)	(824,700)	(801,571)
Gross margin	1,723,029	1,695,350	1,325,452
Operating expenses
Selling expenses	(76,638)	(83,612)	(78,674)
Excess of workers’ profit sharing	(34,427)	(21,923)	-
Expenses related to water plant	(4,300)	(13,670)	(19,606)
Voluntary contribution	(41,081)	-	-
Other operating expenses	(10,749)	(16,865)	(9,898)
Total operating expenses	(167,195)	(136,070)	(108,178)
Operating income	1,555,834	1,559,280	1,217,274
Other income (expenses), net
Financial expense	(101)	(165)	(6,951)
Financial income	1,261	1,078	1,886
Exchange Difference, net	669	1,924	3,149
Total other income (expenses), net	1,829	2,837	(1,916)

Profit before income tax	1,557,663	1,562,117	1,215,358

Income tax	(483,270)	(483,718)	(443,288)
Net income	1,074,393	1,078,399	772,070

Basic and diluted earnings per share	3.069	3.081	2.206
Dividends per share	2.714	-	-

Average number of shares outstanding	350,056,012	350,056,012	350,056,012

Statement of financial position data:
IFRS(2)
Total assets	2,294,078	3,196,597	4,042,771
Total debt	-	-	-
Capital stock	990,659	990,659	990,659
Shareholders’ equity	1,599,239	2,677,638	3,449,708

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	667,363	647,234	594,474
Proven and probable reserves:
Copper (in thousands of metric tons)	3,571,531	3,977,211	4,194,537

(1)	Except per share and operating data
(2)	Effective January 1, 2011, Cerro Verde changed the accounting principles governing the presentation of its consolidated financial statements from Peruvian GAAP to IFRS. Accordingly, Cerro Verde’s financial information for the year ended December 31, 2010 has been presented in accordance with IFRS. See Note 3 to the Cerro Verde Financial Statements.

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

Exchange Rates

(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)

2008	3.141	2.690	2.922	3.139
2009	3.259	2.853	3.012	2.891
2010	2.856	2.787	2.826	2.809
2011	2.834	2.694	2.755	2.697
2012	2.710	2.551	2.640	2.551

	High(5)	Low(5)	Average(6)	Period end(7)
2012
October	2.602	2.578	2.588	2.592
November	2.616	2.579	2.599	2.579
December	2.581	2.551	2.568	2.551

2013
January	2.578	2.541	2.552	2.578
February	2.587	2.567	2.579	2.587
March	2.604	2.586	2.595	2.589

(1)	Expressed in nominal (not inflation adjusted) Nuevos Soles.
(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.
(3)	Average of month-end exchange rates based on the offered rate.
(4)	End of period exchange rates based on the offered rate.
(5)	Highest and lowest of the exchange rates based on the offered rate on the last day of each month.
(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.
(7)	The exchange rate based on the offered rate on the last day of each relevant month.

Source:  SBS

On April 25, 2013, the offered rate for Dollars as published by the SBS was S/.2.624 = US$1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Factors Relating to the Company

Our financial performance is highly dependent on the performance of our partners under our mining exploration and operating agreements.

Our participation in joint venture mining exploration projects and mining operations with other experienced mining companies is an integral part of our business strategy. Our partners, co-venturers and other shareholders in these projects generally contribute capital to cover the expenses of the joint venture or provide critical technological, management and organizational expertise. The results of these projects can be highly dependent upon the efforts of our joint venture partners and we rely on them to fulfill their obligations under our agreements. For example, our Yanacocha joint venture with Newmont Mining Corporation, a Delaware corporation, or Newmont Mining, is dependent upon Newmont Peru Limited, Peruvian Branch, or Newmont Peru, to provide management and other expertise to the Yanacocha project. If our counterparts do not carry out their obligations to us or to third parties, or any disputes arise with respect to the parties’ respective rights and obligations, the value of our investment in the applicable project could be adversely affected and we could incur significant expense in enforcing our rights or pursuing remedies. There can be no assurance that our current or future partners will fulfill their obligations under our agreements. In addition, we may be unable to exert control over strategic decisions made in respect of such properties. For example, we currently depend on Newmont Peru to conduct operations at Yanacocha and the Conga project, and should Yanacocha be unable to continue with the current development plan at the Conga project, our mining partners in this project may reprioritize and reallocate capital to development alternatives. See “Item 4. Information on the Company—Yanacocha” and “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration.”

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

On December 31, 2012, March 31, 2013 and April 24, 2013, the morning fixing price for gold on the London Bullion Market was US$1,664 per ounce, US$1,602 per ounce and US$1,451 per ounce, respectively.  On December 31, 2012 and March 31, 2013, the afternoon fixing spot price of silver on the London market, or London Spot, was US$29.95 per ounce and US$28.64 per ounce, respectively.  On December 31, 2012 and March 31, 2013, the London Metal Exchange Settlement price for copper was US$7,915, per metric ton and US$7,582, per metric ton, respectively.

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

We and Yanacocha may be unable to replace reserves as they become depleted by production.

As we and Yanacocha produce gold, silver, zinc and other metals, we and Yanacocha deplete our respective ore reserves for such metals. To maintain production levels, we and Yanacocha must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our and Yanacocha’s exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we and Yanacocha may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. Based on the current recovery rate and estimated gold production levels in 2012, Yanacocha’s proven and probable reserves as of December 31, 2012 will be depleted by 2015 unless Yanacocha continues to add to its reserves. As a result, there can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration,” “—Yanacocha—B. Business Overview—Exploration,” “—D. Property, Plants and Equipment—Reserves,” “—Yanacocha’s Properties—Reserves” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2012.

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

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations. We, Yanacocha and Cerro Verde have all experienced strikes or other labor-related work stoppages in the past. Most recently, we experienced a 15-day work stoppage at our Orcopampa mine due to strikes in May and June and a further 9-day work stoppage at Orcopampa due to strikes in October 2012. As of December 31, 2012, unions represented approximately 54 percent of our permanent employees. Although we consider our relations with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

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

In addition, during 2011, Peru enacted Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). Implementing regulations thereunder were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. This law establishes a prior consultation procedure that the Peruvian government must undertake in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. The implementing regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and cap the consultation process at 120 calendar days. Under the law, the Peruvian governmental body responsible for issuing or approving the administrative measure or decree in question, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, to the extent that any future projects operated by us, Yanacocha or Cerro Verde require legislative or administrative measures that impact local indigenous communities, the required prior consultation procedure may result in delays, additional expenses or failure to obtain approval for such new project.

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

As of December 31, 2012, we owned a 43.65 percent partnership interest in Yanacocha and a 19.58 percent equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

Our and Yanacocha’s relationships with the communities in which we operate are critical to ensuring the future success of our existing operations and the construction and development of our projects. Adverse publicity generated by non-governmental organizations or local communities related to extractive industries generally, or our or Yanacocha’s operations specifically, could have an adverse effect on our reputations or financial condition and may impact our relationships with the communities in which we operate. In addition, following the enactment of Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities in 2011, the Peruvian government must undertake a prior consultation procedure in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Implementing regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. The implementing regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and cap the consultation process at 120 calendar days. Our and Yanacocha’s national reputation for maintaining positive relationships with the communities in which we operate may affect the outcome of any such prior consultation process involving approvals that we or Yanacocha seek for new projects. While we and Yanacocha are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this regard will mitigate this potential risk. We and Yanacocha have implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at our operations. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Social Development.”

In November 2011, construction activities at the Conga project were suspended at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment, or EIA, prepared in connection with the project, which was previously approved by the central government in October 2010, was reviewed by independent experts in an effort to resolve allegations surrounding the environmental viability of the Conga project. Construction was suspended for the duration of the review, except for sediment control work conducted in the project area. The report was released in April 2012. As of the date of this Annual Report, Yanacocha is evaluating the report’s findings. Progress continues on engineering and procurement work.

The Conga project is located within close proximity of existing operations at Yanacocha. Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian central government-initiated EIA independent review, announced on April 20, 2012, confirmed that Yanacocha’s initial EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced its decision to move the project forward on a “water first” basis on June 22, 2012, which consists of building the originally planned community water reservoirs prior to resuming any mine development. As a result, during 2013, the project will be focused on building water reservoirs, completing the remaining engineering activities, and accepting delivery of the main equipment purchases. Should Yanacocha be unable to continue with the current development plan at Conga, we or our mining partners in this project may reprioritize and reallocate capital to development alternatives, which may result in a potential accounting impairment. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Exploration.”

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

In the second quarter of 2011, Presidential and Congressional elections resulted in a change in government in Peru. During the third quarter of 2011, the new government enacted four new tax laws. During 2012, the new administration, under President Ollanta Humala, largely supported mining as a driver for the continued growth and future development of Peru. However, we are unable to predict whether the central government will continue to take similar positions in the future. Furthermore, the regional government in Cajamarca actively opposed the Conga project in 2012 and continues to reject the viability of its development. We cannot predict the future positions of either the central government or regional governments on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of us, Yanacocha or Conga, which could have a material adverse effect on our business, results of operations and financial position. Regulatory changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, and we may experience future protests, community demands and road blockages. Additionally, any inability to continue to develop the Conga project or operate at Yanacocha could have a material adverse impact on our business, results of operations and financial position if Yanacocha is not able to replace its expected production.

Inflation, reduced economic growth and fluctuations in the Nuevo Sol exchange rate may adversely affect our financial condition and results of operations.

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by Instituto Nacional de Estadística e Informática, or INEI, has fallen from a high of 7,649.7 percent in 1990 to 2.6 percent in 2012. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3 percent in 1990 to a revaluation of 5.5 percent in 2012. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2012 were US$64.0 billion as compared to US$48.8 billion at December 31, 2011. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

The aggregate percentage of the economic interest of our outstanding share capital controlled by Alberto Benavides de la Quintana, our former Chairman and Chief Executive Officer, and held by certain members of his immediate and extended family and their spouses, or the Benavides Family, as of March 31, 2013 was 27.22 percent (including outstanding Common Shares and Investment Shares). Because of the significant ownership interest the Benavides Family holds in common shares and because the Investment Shares held by others do not have voting rights, the Benavides Family has the power to elect a significant number of the outstanding directors and has significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

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

BUENAVENTURA

A. History and Development

Overview

We are Peru’s largest publicly traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals in Peru. We currently operate the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite, Ishihuinca, Shila-Paula, Mallay and Breapampa mines and have controlling interests in three other mining companies which operate the Colquijirca, Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company and an engineering services consulting company and have non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates South America’s largest gold mine, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2012, our consolidated net sales were US$1,496 million and our consolidated net income was US$684.7 million. The tables below summarize the total production and our equity share of production for the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite, Ishihuinca, Shila-Paula, Mallay, Breapampa, Colquijirca-Marcapunta, La Zanja, Tantahuatay, Yanacocha and Cerro Verde mines for the year ended December 31, 2012:

	TOTAL PRODUCTION						BUENAVENTURA’S EQUITY SHARE OF PRODUCTION
UNIT	Buenaventura’s Equity Ownership	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST	Silver Oz	Gold Oz	Lead DST	Zinc DST	Copper DST

Orcopampa	100%	425,620	260,379	-	-	-	425,620	260,379	-	-	-
Poracota	100%	16,181	19,238	-	-	-	16,181	19,238	-	-	-
Uchucchacua	100%	11,263,322	-	9,636	10,824	-	11,263,322	-	9,636	10,824	-
Julcani	100%	2,438,084	1,220	2,529	-	423	2,438,084	1,220	2,529	-	423
Recuperada	100%	467,475	-	3,516	4,898	-	467,475	-	3,516	4,898	-
Antapite	100%	13,254	11,720	-	-	-	13,254	11,720	-	-	-
Ishihuinca	100%	-	4,016	-	-	22	-	4,016	-	-	22
Shila-Paula	100%	95,485	19,359	-	-	-	95,485	19,359	-	-	-
Mallay	100%	682,708	107	4,952	6,711	-	682,708	107	4,952	6,711	-
Breapampa	100%	17,212	8,817	-	-	-	17,212	8,817	-	-	-
Colquijirca & Marcapunta	53.76%	3,077,606	10,229	13,590	38,525	26,696	1,654,521	5,499	7,306	20,711	14,352
La Zanja	53.06%	387,877	112,387	-	-	-	205,808	59,633	-	-	-
Tantahuatay	40.06%	919,343	141,268	-	-	-	367,737	56,507	-	-	-
Yanacocha	43.65%	553,092	1,345,992	-	-	-	241,425	587,526	-	-	-
Cerro Verde	19.58%	2,134,632	-	-	-	307,594	417,961	-	-	-	60,227

TOTAL PRODUCTION		22,491,891	1,934,732	34,223	60,958	334,735	18,306,793	1,034,021	27,939	43,144	75,024

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

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, Shila, Ishihuinca and Antapite mines. In addition, we made significant equity investments in Yanacocha, which operates South America’s largest gold mine, and Cerro Verde, which operates an open-pit copper mine in Peru. As a result of these initiatives, the majority of our revenues are now derived from the production of gold. In 2012, gold, copper, silver and other metals accounted for 59 percent, 19 percent, 18 percent and 4 percent, respectively, of our equity share of revenues from our consolidated subsidiaries and our equity investees, Yanacocha, Cerro Verde and Compañía Minera Coimolache S.A., or Coimolache.

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

Maintaining an Active Exploration Program

We view an active exploration program as our primary means to obtain new reserves. As of December 31, 2012, we hold and currently evaluate, either directly or in conjunction with exploration partners, 230,896 hectares of mining rights, excluding an additional 443,393 hectares in mining properties which are consolidated in our production units, including our La Zanja, Compañía Minera Colquirrumi S.A., or Colquirrumi, and Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C., or Cedimin, subsidiaries and our equity investee, Coimolache.

During 2012, we spent approximately US$95.5 million on “greenfield” and US$153.0 million on “brownfield” exploration-related investments primarily in Peru and, to a lesser extent, in Chile and Mexico. Our “greenfield” investments mainly focused on the following exploration projects: Trapiche, Tambomayo, San Gregorio, Chancas, Hualgayoc, Marcapunta, Colquemayo, Surichata and El Faique. Our “brownfield” investments were mainly focused in the Orcopampa, Poracota, Uchucchacua, Antapite, Mallay, Recuperada and Julcani areas. We financed our 2012 exploration program with internal funds.

In 2013, we intend to invest approximately US$100 to US$120 million in brownfield exploration projects. In 2013, we expect to invest approximately US$70 to US$80 million, mainly in the following greenfield exploration projects: Tambomayo, Trapiche, San Gregorio, Hualgayoc, Colquemayo and El Faique, among others.

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

	Year Ended December 31,
	2010		2011		2012
			(in thousands)
Julcani	US$	853	US$	1,967	US$	3,549
Uchucchacua		11,781		10,689		18,379
Orcopampa(a)		17,490		26,859		19,047
Recuperada		1,284		1,100		2,224
Ishihuinca		17		3		139
Shila-Paula		1,429		2,415		3,012
Colquijirca and Marcapunta(a)		70,974		64,013		86,384
Antapite		302		750		1,126
Conenhua		3,204		4,668		5,760
Mallay		7,735		36,058		18,687
Breapampa		-		20,314		37,004
La Zanja		48,998		34,043		75,742
Huanza		62,828		60,102		66,378
Río Seco		-		23,574		62,163
Total	US$	226,895	US$	286,555	US$	399,594

	Year Ended December 31,(a)
	2010		2011		2012
			(in thousands)
Machinery and equipment	US$	12,658	US$	5,622	US$	3,462
Infrastructure		187,534		222,743		311,864
Mining		7,624		23,325		2,620
Milling		13,754		5,533		3,751
Transportation		1,108		664		316
Communications		309		71		562
Environmental		249		105		1,496
Other		3,659		28,492		75,523
Total	US$	226,895	US$	286,555	US$	399,594

(a)	For 2010, 2011 and 2012, includes US$57.4 million, US$43.8 million and US$103.6 million, respectively, for the expansion of El Brocal plant from 6,000 metric tons per day to 18,000 metric tons per day. For 2010, includes $2.0 million for the development of the Orcopampa tailing dam retreatment project. For 2011 and 2012, includes US$55.6 million and US$57.6 million, respectively, for the construction of the Huanza hydroelectrical plant, US$20.3 million and US$37.0 million, respectively, for the construction of the Breapampa mine and facilities, US$36.1 million and US$18.7 million, respectively, for the construction of the Mallay mine and facilities and US$27.6 million and US$56.7 million, respectively, for the construction of the Rio Seco processing plant.

We financed our capital expenditures in 2010, 2011 and 2012 with internally-generated funds and a US$119 million financial lease agreement, which was used to finance construction of the Huanza hydroelectric power station. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$300 million for capital expenditures for 2013. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B. Business Overview

Production

We principally produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Antapite, Julcani, Uchucchacua, Orcopampa, Poracota, Recuperada, Mallay, Breapampa, Ishihuinca, Colquijirca, Marcapunta, La Zanja and Shila-Paula mines by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine’s production. Production from Cerro Verde, Yanacocha and Tantahuatay are not included in these production figures.

	Year Ended December 31,(1)
	2010	2011	2012
Gold (oz.)(2)	481,768	524,101	447,472
Silver (oz.)	14,840,678	16,724,717	18,884,824
Zinc (ST)(3)	49,151	36,900	60,958
Lead (ST)	27,145	24,029	34,223
Copper (ST)	19,012	26,652	27,141

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja, in which we owned a 53.76% and 53.06% controlling equity interest, respectively, as of December 31, 2012. The production data in this table reflect 100% of El Brocal’s and 100% of La Zanja’s production. For the years ended December 31, 2010, 2011 and 2012, El Brocal produced 2.5, 2.9 and 2.8 million ounces of silver, respectively, of which our equity share was 1.2, 1.6 and 1.4 million ounces of silver. For the years ended December 31, 2010, 2011 and 2012, La Zanja produced 43,727, 134,190 and 112,387 ounces of gold, respectively, of which our equity share was 23,201, 71,201 and 59,633 ounces of gold, and 38,155, 363,927 and 387,877 million ounces of silver, respectively, of which our equity share was 20,045, 193,100 and 205,808 million ounces of silver.
(2)	Throughout this Annual Report, “oz.” refers to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.0135 grams.
(3)	Throughout this Annual Report, “ST” refers to short tons, each weighing 2,000 avoirdupois pounds.

Exploration

We view exploration as our primary means of generating growth value for shareholders and typically maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. We currently hold, either directly or in conjunction with exploration partners, 230,896 hectares of mining rights as part of our exploration program. We hold an additional 443,393 hectares in mining properties which are consolidated in our production units. We invested approximately US$95.4 million in exploration for Mineralized Material Not in Reserve, or NRM, during 2012, including exploration related to the Trapiche, Tambomayo, San Gregorio, Chancas, Hualgayoc, Marcapunta, Colquemayo, Surichata and El Faique projects.

In 2013, we expect to invest approximately US$170.0 to US$200.0 million in greenfield exploration and brownfield exploration activities. Exploration programs at our principal operating mines are not included in our exploration budget and are accounted for as part of the operating costs for each mine. Exploration expenditures in greenfield and brownfield projects include all of the costs associated with geologists, contractors, engineering, drilling equipment, metallurgical testing and environmental, social, engineering and economic feasibility studies. Our exploration team prepares programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to finance each particular exploration activity considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high geological expectation as decided by management. We also allocate non-budgeted amounts over the course of the year to new projects based on factual results, our needs and our geologists’ periodic evaluations and opinions regarding the progress of each opportunity and its potential for further exploration of minerals.

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

The following table lists our current mine development projects, our effective participation in each project, our partners with respect to each project, the total hectares in each project, observed mineralization of each project and exploration expenditures for each project during 2010, 2011 and 2012.

Exploration Projects	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2010		Total Exploration Expenditures During 2011		Total Exploration Expenditures During 2012
	At March 31, 2013				Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura

					(US$ in millions)		(US$ in millions)		(US$ in millions)

Buenaventura’s Projects:

Breapampa(1)	100.00%	None	41,866	Gold & silver	1.05	1.05	4.70	4.70	0.40	0.40
Mallay(2)	100.00%	None	7,030	Silver, lead & zinc	9.78	9.78	10.30	10.30	8.0	8.0
			99,459		12.74	11.84	15.77	15.41	1.20	1.20

(1)	Prior to 2010, Breapampa was classified as a greenfield exploration project.
(2)	Prior to 2010, Mallay was classified as a brownfield exploration project. Includes 2010 Tinta, Condorsenja and Isguiz exploration costs.

The following table lists our current greenfield exploration projects, our effective participation in each project, our partners with respect to each project, the total hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2010, 2011 and 2012.

Exploration Projects(1)(2)	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2010		Total Exploration Expenditures During 2011		Total Exploration Expenditures During 2012
	at March 31, 2013				Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura

					(US$ in millions)		(US$ in millions)		(US$ in millions)

Joint Venture Projects:

Hualgayoc	50.00%	Gold Fields	15,417	Silver, zinc & lead	0.65	0.32	2.98	1.49	3.60	1.80
Lucanas	60.00%	Sumitomo	0	Copper & gold	0.19	0.12	-	-	—	—

Exploration Projects(1)(2)	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2010		Total Exploration Expenditures During 2011		Total Exploration Expenditures During 2012
	at March 31, 2013				Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura

					(US$ in millions)		(US$ in millions)		(US$ in millions)

Buenaventura’s Projects:

Chaje	100.00%	None	18,400	Gold	1.05	1.05	0.21	0.21	0.02	0.02
Colquemayo	100.00%	None	28,800	Gold, silver & copper	2.46	2.46	4.29	4.29	4.33	4.33
El Faique	100.00%	None	13,209	Copper, zinc & gold	0.49	0.49	0.62	0.62	0.96	0.96
Pachuca Norte	100.00%	None	31,000	Silver & gold	-	-	4.02	4.02	0.00	0.00
Pisqahuanca(3)	70.00%	None	0	Silver & gold	0.18	0.18	1.65	1.65	-	-
Surichata	100.00%	None	700	Silver, zinc & lead	-	-	0.38	0.38	1.28	1,28
Terciopelo(4)	100.00%	None	0	Gold & copper	1.36	1.36	0.14	0.14	-	-
Trapiche	100.00%	None	37,291	Copper & molybdenum	1.39	1.39	3.10	3.10	15.91	15.91
Others(5)	100.00%	None	172,577	Gold & polymetallic	-	-	3.55	3.55	6.65	4.85
			301,977		28.95	17.75	88.46	53.45	29.15	27.35

(1)	This table does not include projects abandoned by us, consolidated mining units or those placed on hold prior to 2010.
(2)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(3)	This project was terminated in 2011.
(4)	This project was terminated in 2012.
(5)	Includes generative exploration in new areas.

The following table lists our current brownfield exploration projects, our effective participation in each project, the total hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2010, 2011 and 2012.

Exploration Projects	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2010		Total Exploration Expenditures During 2011		Total Exploration Expenditures During 2012
	at March 31, 2013				Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura

					(US$ in millions)		(US$ in millions)		(US$ in millions)

Buenaventura’s Projects:

Orcopampa	100.00%[1]	None	18,000	Gold & silver	2.91	2.91	2.41	2.41	6.90	5.85

Yumpag(1)	100.00%	None	1,847	Silver, lead & zinc	0.75	0.75	1.25	1.25	0.41	0.41
Anamaray(1)	100.00%	None	4,380	Zinc, lead & silver	0.64	0.64	1.70	1.70	2.19	2.19
Mallay	100.00%	None	2,300	Zinc, lead & silver	9.78	9.78	10.32	10.32	-	-
Chanca(2)	100.00%	None	3,880	Silver	1.40	1.40	3.69	3.69	10.98	10.98
Julcani-Recuperada(3)	100.00%	None	3,213	Silver	0.72	0.72	0.14	0.14	0.84	0.84
Antapite	100.00%	None	22,075	Gold	0.14	0.14	-	-	-	-
Poracota(4)	100.00%	None	6,680	Gold & silver	0.78	0.78	0.94	0.94	2.06	2.06
Shila-Paula(6)	100.00%	None	30,318	Gold & silver	1.90	1.90	6.57	6.57	16.97	16.97

			96,865		19.01	19.01	27.02	27.02	40.35	39.25

(1)	Includes part of brownfield exploration costs of Uchucchacua (Yumpag, San Francisco and Anamaray mines).
(2)	Includes exploration costs of Candelaria and Santa Rosa (part of our brownfield explorations of the Mallay mine).
(3)	Includes exploration costs of Escopeta, Carmela and Patara prospects (part of our brownfield explorations of the Recuperada mine).
(4)	Includes exploration costs of Huamanihuayta Oeste (part of our brownfield explorations of the Poracota mine).
(5)	Includes exploration costs of Pucay (through option agreement with SCC) and Pariguanas (through joint venture with Minera Ares), in addition to our own Saya, Aseruta, Ocoruro and Quello projects.
(6)	Includes exploration and development costs of Tambomayo (formerly known as the Tuyumina project) and Japotani (part of our brownfield explorations of the Shila-Paula mine).

The following is a brief summary of current mine development and exploration activities conducted by us directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Non-reserve mineralization has been included in our 2012 Annual Report from the Tantahuatay, Chucapaca, Tambomayo, Parihuanas, Breapampa, Mallay and Yumpag exploration and mine development projects. Set forth below is a map of all of our mine development and exploration projects in Peru as of December 31, 2012:

Greenfield Exploration Projects

Chucapaca. The Chucapaca project is a gold-copper-silver greenfield exploration project wholly owned by Canteras del Hallazgo S.A.C., or CDH, which is 51 percent-owned by Minera Gold Fields Peru S.A. and 49 percent-owned by us. The project encompasses a total of 12,900 hectares of mining concessions owned by CDH, which are located in the Moquegua region in southern Peru. Our preliminary exploration activities at the Chucapaca project have included geophysical magnetic surveys, induced polarization surveys and diamond drilling, which resulted in the discovery of gold mineralization. During 2012, our equity investment in CDH was US$32.4 million, which was mainly for the preparation of a feasibility study. During 2013, CDH intends to conduct infill diamond drilling in the underground areas. As of December 31, 2012, CDH estimated NRM for the Chucapaca project to be 132.7 million tons, with an average grade of 1.4 grams per ton of gold and 10.8 grams per ton of silver. Exploration expenses related to this project are not consolidated in Buenaventura’s financial results, but are reflected in “Share in the results of associates” in Buenaventura’s Consolidated Income Statement. See Note 9 to the Financial Statements.

Trapiche. The Trapiche project is wholly owned by us and encompasses 29,798 hectares of mining concessions owned by us, with porphyry copper and skarn mineralization in the Apurimac region. The Apurimac region is part of a mineralized belt known as the Abancay Batholith, where several iron, copper and gold deposits have been identified. Our exploration activities at the Trapiche project have included diamond drilling and magnetic and induced polarization surveys. In 2011, we negotiated and obtained a 30-year lease with the Mollebamba community for 2,300 hectares of surface rights to conduct infill and additional diamond drilling and other engineering studies. We invested US$3.1 million in payments to the local community, to start preliminary engineering studies and to restart drilling at the end of 2011. We created a new company to operate the Trapiche project, El Molle Verde S.A.C, which is wholly owned by us, and we leased all mining properties to the new company. In 2012, we invested US$16.1 million to conduct 26,000 meters of diamond drilling, both into the copper oxide zone and as an infill program into the porphyry area, and to conduct 3,714 meters of diamond drilling for metallurgical testing. Independent consultant AMEC plc also conducted a preliminary engineering study of this area. We currently do not plan to make further investments in the Trapiche project in 2013. As of December 31, 2012, we estimated NRM for the Trapiche project to be 571 million tons, with an average grade of 0.46 percent of copper and 0.075 percent of molybdenum into the Trapiche porphyry and Millocucho skarn.

Hualgayoc. Hualgayoc is a silver, zinc and lead exploration project, with copper and gold potential, owned by Consolidada de Hualgayoc S.A., or Consolidada, which is 50 percent owned by Colquirrumi, our 99.99 percent-owned subsidiary, and 50 percent owned by Gold Fields La Cima S.A.A., a wholly-owned subsidiary of Gold Fields. Colquirrumi has been the operator of the project since 2011. Consisting of 15,417 hectares of mining concessions owned by Consolidada, the project is located in the Hualgayoc district, Cajamarca region. During 2012, we invested US$5.7 million to conduct 7,143 meters of diamond drilling and, in 2013, we intend to invest US$1.0 million to continue our drilling campaign.

El Faique. The El Faique project is wholly owned and operated by us. The project encompasses 13,209 hectares of mining concessions owned by us and is located in the Sechura desert of northern Peru in the Piura region. The El Faique project consists of a deep massive sulfide deposit evidenced by diamond drilling. Pursuant to our exploration program, we have invested in social infrastructure and support for local communities in order to obtain surface permits and properties. In 2012, we invested US$1.0 million to continue our efforts to negotiate with local communities. In 2013, we plan to invest US$2.5 million to conduct a diamond drilling campaign. We are working to obtain community consent and environmental permits in the second half of 2013.

Colquemayo. The Colquemayo project is wholly owned by us and encompasses 28,800 hectares of mining concessions located in the Moquegua region in southern Peru, 70 kilometers southwest of the Chucapaca project. The project is located in tertiary volcanic rocks covered by younger volcanic events. The high sulfidation alteration system covers an area of 40 square kilometers. During 2012, we invested US$4.0 million to conduct 5,319 meters of diamond drilling and, during 2013, we intend to invest US$1.5 million to continue drilling.

Surichata. Surichata is a new exploration project located in the Puno region of southern Peru, consisting of 17,800 hectares of mining concessions, of which we own 15,900 hectares and lease 1,900 hectares from Minera Joncijirca S.A.C. The Surichata project shows evidence of epithermal silver enriched polymetallic veins. In 2012, we invested US$1.1 million to conduct 2,932 meters of diamond drilling as part of a first-pass drilling campaign. In 2013, we plan to invest US$3.1 million in a second drilling campaign.

Brownfield Exploration Projects

Uchucchacua. The Uchucchacua brownfield exploration project is located throughout 8,430 hectares of our mining and exploration properties and 1,500 hectares of property owned by a joint venture between us and Minera Focus S.A.C. We are currently focusing our exploration efforts on three prospects: Anamaray, Yumpag and Chanca.

The Anamaray prospect is considered an epithermal deposit of silver, lead and zinc in a setting of tectonic breccias and veins in cretaceous limestone. In 2012, we invested US$2.19 million to explore the parallel veins close to the Falla longitudinal fault and explore the San Francisco mineralized structure in greater depth with 5,253 meters of diamond drilling and 2,205 meters of underground tunnels. We decided to halt our exploration of the Anamaray prospect at the end of 2012 due to disappointing results, and do not plan to invest further in this prospect in 2013.

The Yumpag prospect consists of 1,847 hectares located 4 kilometers northeast of the Uchucchacua mine. The Yumpag prospect is an epithermal deposit of silver, lead, zinc and manganese structurally influenced by the Cachipampa geological fault, which also influences significant areas of silver mineralization at the Uchucchacua mine. During 2012, we invested US$0.41 million, mainly to complete mine audits and obtain necessary permits. In 2013, we plan to invest approximately US$5.74 million to complete 2,150 meters of tunnels and undertake 1,500 meters of diamond drilling in an effort to continue exploration of the Yumpag prospect. As of December 31, 2012, we had estimated NRM of 147,096 dry short tons, or DST, with 9.26 ounces per ton of silver, 0.016 ounces per ton of gold, 1.68 percent lead and 1.23 percent zinc.

Mallay. Our exploration efforts in this area include the old Chanca silver mine and surrounding area of Chanca, which encompasses the Candelaria, Santa Rosa and Chiptaj brownfield exploration areas.

The Chanca prospect is located in the province of Oyón, department of Lima, about 15 kilometers northwest of Mallay-Isguiz and adjacent to the old Chanca silver mine. The Chanca prospect consists of about 3,880 hectares, including the Chiptaj exploration area, and 1,500 hectares of what has historically been a joint venture between us and Minera Focus S.A.C. During 2012, we invested US$10.00 million and completed 10,421 meters of diamond drilling and 3,906 meters of exploration tunnels, focusing primarily on the Shirley, Tarazca, Poderoso, Candelaria and Santa Rosa veins. In 2013, we plan to invest US$4.80 million to complete 4,200 meters of exploration tunnels and 7,200 meters of diamond drilling.

Orcopampa. The Orcopampa brownfield exploration project is located on a total of 18,000 hectares of our mining and exploration concessions and 6,850 hectares of property to which we have access as a result of option agreements with SCC (in respect of Pucay) and Compañía Minera Ares S.A.C., or Minera Ares (in respect of Pariguanas). We are currently focusing our exploration efforts on Pariguanas, Ocoruro, Quello and Aseruta.

The Pariguanas project is located 24 kilometers northeast of Chipmo and consists of 4,440 hectares, 2,240 hectares of which we own and 2,200 hectares to which we have access as a result of a joint venture agreement with Minera Ares. Pariguanas is considered an epithermal low sulfidation deposit mainly of silver and gold. During 2012, we invested US$2.69 million in diamond drilling works.

The Ocoruro project consists of 2,085 hectares and is located 2 kilometers west of the Chipmo mine. In 2012, we continued the diamond drilling campaign to define a mineralized vein system with gold and silver deposits, which we classified as low sulphidation epithermal deposits. In 2012, we invested US$2.75 million, mainly in diamond drilling. In 2013, we plan to invest US$1.40 million to complete a diamond drilling program and conduct geophysical surveys.

The Quello project consists of 1,118 hectares and is located 3.3 kilometers northwest of the Chipmo mine. This project consists of a system of veins that contain gold. In 2012, we performed a geophisycal survey which showed two interesting geophisycal anomalies that may be related to the mineralized structures Sausa Norte and Sausa Centro. During 2012, we invested US$0.77 million mainly in geological surveys. In 2013, we plan to invest US$1.5 million to explore mineralized structures that were evidenced by our geophysical survey.

The Aseruta-Allhuire project consists of 2,925 hectares and is located 8 kilometers southeast of the town of Orcopampa. It consists of a system of veins with mainly silver content. We performed geophysical studies, which showed mapped veins and probable hydrothermal breccia body at depth. During 2012, we invested US$0.29 million, mainly to perform geological mapping and sampling. In 2013, we plan to invest US$1.50 million to develop a diamond drilling program at the main veins.

Poracota. The Poracota brownfield exploration project currently encompasses 6,680 hectares of mining concessions owned and operated by us and is located 20 kilometers west of the Orcopampa mine in southern Peru. The mineral deposit is considered an epithermal high sulfidation system, hosted in volcanic rocks, mainly tuffs. The deposit is comprised of two main areas, Huamanihuayta and Perseverancia.

The Huamanihuayta Oeste project consists of 440 hectares and is located 1 kilometer southwest of the Poracota mine. In 2012, we invested US$2.07 million in diamond drilling, focusing primarily in the southwest extension of the main veins María Fe, Silvana and Malena. We also explored additional veins that are part of the vein system for the Poracota mine. In 2013, we plan to invest US$1.0 million to continue exploration of these veins and the Faculla and Soras projects, which consist of 1,102 hectares.

Julcani-Recuperada.      The Julcani-Recuperada brownfield exploration project currently encompasses 3,213 hectares of mining concessions and is wholly owned and operated by us. During 2012, we invested US$0.84 million to perform geological surveys, outcrops sampling and 792 meters of diamond drilling. In 2013, we expect to invest US$1.4 million, mainly on diamond drilling in the Escopeta and Patara prospects.

Tambomayo.         Tambomayo project is wholly owned and operated by us. The project encompasses a total of 27,900 hectares, of which 25,700 hectares are owned by us and 2,200 hectares are optioned by Minera Ares. This option contract expires in 2015.

Tambomayo project is located 20 kilometers east of the Paula mine.  The project is considered a low sulfidation epithermal deposit with significant gold and silver mineralization in a vein system.  During 2012, we continued the underground exploration tunnels to explore the Mirtha and Paola veins.  As of December 31, 2012, we had estimated NRM of 1,269,296 DST, with 0.323 ounces per ton of gold, 7.69 ounces per ton of silver, 1.5 percent lead and 2.86 percent zinc.  In 2012, we invested US$16.77 million in the exploration and development of the Mirtha vein and a diamond drilling campaign.  In 2013, we plan to invest US$38.0 million, mainly for preparation and construction of basic infrastructure, underground exploration and tunnel development.

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

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz. (2)	US$/oz.	US$/oz.(3)	US$/oz.
2008	871.71	872.21	15.02	14.26
2009	972.98	988.32	14.65	15.52
2010	1,224.66	1,253.35	20.16	20.86
2011	1,568.58	1,574.45	35.11	35.36
2012	1,668.98	1,678.92	31.15	31.25
2013 (through March 31, 2013)	1,631.77	1,606.08	30.11	29.92

(1)	Our average annual price includes only the consolidated average annual price from the Julcani, Uchucchacua, Orcopampa, Antapite, Recuperada, Colquijirca, Marcapunta, Ishihuinca and Shila mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.
(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2013 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

	Year ended December 31(1)
Product	2010	2011	2012
	(In thousands of US$)
Gold	578,582	791,387	738,477
Silver	274,624	526,380	544,947
Lead	46,913	36,880	52,834
Zinc	92,884	72,095	82,873
Copper	129,444	193,215	177,573

(1) Does not include refinery charges and penalties incurred in 2012, 2011 and 2010 of US$147,930, US$127,957 and US$112,254, respectively.

We sold our concentrates to 20 customers in 2012. Approximately 54 percent, 57 percent and 62 percent of our concentrate sales in 2010, 2011 and 2012, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate from our mines and gold bullion that were sold to our various customers from 2010 to 2012.

	Percentage of Concentrates and Gold Bullion Sales
	2010	2011	2012
Export Sales:
Johnson Matthey Limited	49.90%	47.42%	47.75%
Glencore International AG	0.75	0.48	-
N.V. Umicore SA	2.18	4.14	1.34
Transamine Trading SA	-	-	0.35
J.P. Morgan Chase Bank	-	-	1.97
MRI Trading AG	0.13	3.20	5.60
MK Metal Trading GMBH	0.19	1.23	1.36
Lois Dreyfus Commodities Metal Suisse SA	-	-	0.24
Standard Bank PLC	0.04	-	-
Korea Zinc Company Ltd.	-	-	2.99
Mintrade Ltd.	0.39	-	-
Xstrata Commodities	0.39	0.19	0.36
Total Export Sales	53.97%	56.66%	61.96%

Domestic Sales:
Doe Run Perú SRL	-	-	1.08
Glencore Peru S.A.C.	7.76	18.93	17.91
Consorcio Minero SA	10.62	6.89	5.88
Votorantim Metais – Cajamarquilla SA	3.33	2.57	0.42
Sudamericana Trading SRL	1.15	2.58	2.44
Ays SA	10.50	-	-
MK Metal Trading Perú SAC	0.88	0.39	0.14
Louis Dreyfus Peru SAC	10.54	10.66	8.11
Traxxys Peru SAC	1.25	1.23	0.95
Cia. Minera Casapalca S.A.	-	0.09	0.20
Total Domestic Sales	46.03%	43.34%	38.04%
Total Sales	100%	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2013 to 2015:

	Wet metric tons	Wet metric tons	Wet metric tons
Concentrate	2013	2014	2015
Recuperada’s Silver-Lead	6,000	6,000	6,000
Recuperada’s Zinc	9,600	-	-
Uchucchacua’s Silver-Lead	31,900	21,500	-
Uchucchacua’s Zinc	25,000	25,000	-
Poracota’s Gold-Silver	-	-	-
Julcani’s Silver-Lead	6,800	-	-

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Shila-Paula, Antapite, Ishihuinca and La Zanja and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold. Pursuant to our agreement with Johnson Matthey, we supplied Johnson Matthey, at our option, with gold assaying in excess of 75 percent gold and approximately 25 percent silver, monthly from January 1, 2012 to December 31, 2012. The price of the gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Johnson Matthey’s Brampton, Canada works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Johnson Matthey’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

We and our wholly-owned subsidiaries are completely unhedged as to the price at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

El Brocal has not entered into any new hedging transactions since 2010 and has no outstanding hedging commitments.

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

As of December 31, 2012, we owned and administered, directly or indirectly, through subsidiaries or in conjunction with joint venture partners, approximately 1,194,021 hectares of mining concessions devoted to mineral exploration and mining operations. Mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business.

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require us to obtain easements or other rights from private landowners that own the surface land above the mineral resources that we intend to explore or mine. Supreme Decree 020-2008-EM requires us to obtain such easements or other rights prior to commencing exploration activities. We have been actively seeking to acquire land surface, easements to land containing prospective geological exploration target sites, deposits that can be exploited in the future and areas suitable as plant or facility sites.

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

Law No. 28964 has been abrogated by Law No. 29783 with respect to employee safety and employer liability, which matters are audited by the Ministerio de Trabajo y Promoción del Empleo. Law No. 29783 establishes rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations.

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

In May 2008, the Environmental Ministry of Peru was established by legislative decree. The principal functions of the Environmental Ministry include formulating and implementing policies and regulations relating to environmental matters and controlling pollution, including regulating air and water quality standards, through supervision and education. In 2009, the MEM approved the EISs for the La Zanja, Mallay, Tantahuatay and Esperanza projects. In 2010, the MEM approved the EISs for the Angélica Rublo Chico project. In 2011, the MEM approved the EISs for our Orcopampa and Breampampa projects. The MEM approved the modified EIS for the Mallay mine and the second modified EIS for the Shila cyanidation circuit in 2012.

In 2012, Peru enacted Supreme Decree N° 020-2012, which requires all activities to start and re-start exploration, development, preparation and exploitation to obtain the approval of the Mining Department of the Ministry of Energy and Mines. With regard to water regulation, all Peruvian mining companies were required to submit their updated environmental management plans to comply with water quality standards and the new maximum permissible levels for liquid effluents by August 31, 2012. Buenaventura and its associated companies submitted our plans. We expect that we will be required to implement these plans and be in compliance with the new maximum permissible levels for liquid effluents and water quality standards by 2014 and 2015, respectively.

Except as described above, there are no material legal or administrative proceedings pending against us with respect to any environmental matters.

Regulations governing mining explorations. In May 2008, the Peruvian government enacted DS 020-2008-EM, which governs mining exploration activities and related matters. Under DS 020-2008-EM, exploration activities are divided into 2 categories, Category I and Category II. Category I exploration activities are those involving no more than 20 drilling platforms and environmentally affecting no more than 10 hectares, while Category II exploration activities are those involving more than 20 drilling platforms and environmentally affecting more than 10 hectares. For Category I exploration activities, an Environmental Impact Declaration, or EID, is required. For Category II exploration activities, a Semi-detailed Environmental Impact Study, or EISsd, is required, which incorporates technical, environmental and social matters. Exploration activities must start within twelve months following the date that an EID or EISsd is approved. The commitments assumed by mining companies in their EID, EISsd and EIS are mandatory; if they are not fulfilled, OSINERGMIN has the authority to fine these companies.

Also in May 2008, MEM enacted DS 028-2008, which establishes the right of every person to participate in the process of making decisions related to the sustainable development of mining activities on government territory. The EID, EIS and EISsd require local communities to have an opportunity to actively participate in this process.

The following EIDs and EISsd were approved in 2012:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Escopeta	EID	N° 064-2012-MEM-AAM	June 20, 2012
Aguila	EID	N° 349-2012-MEM-AAM	October 10, 2012
San Lorenzo	EID	N° 083-2012-MEM-AAM	October 10, 2012
Surichata	EID	N° 060-2012-MEM-AAM	June 6, 2012
Esperanza	EISsd	N° 212-2012-MEM-AAM	July 7, 2012
Pariguana	EISsd	N° 304-2012-MEM-AAM	September 18, 2012
Yumpag	EISsd	N° 193-2012-MEM-AAM	June 6, 2012
Santa Rosa	EISsd	N° 066-2012-MEM-AAM	February 28, 2012

La Zanja SRL
Mine/Project	Type of Study	Approving Resolution	Date of Approval
La Zanja	EISsd	N° 285-2012-MEM-AAM	September 5, 2012

Mollé Verde S.A.C.
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Trapiche	Mod EISsd	N° 214-2012-MEM-AAM	July 4, 2012

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

The follow Closure Plan Studies were approved in 2012:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Orcopampa	Update Closure Plan	N° 172-2012-MEM-AAM	May 29, 2012
Antapite	Modified Closure Plan	N° 182-2012-MEM-AAM	June 6, 2012
Caravelí	Update Closure Plan	N° 213-2012-MEM-AAM	July 3, 2012
Breapampa	Closure Plan	N° 237-2012-MEM-AAM	July 17, 2012

CEDIMIN SAC
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Shila	Update Closure Plan	N° 197-2012-MEM-AAM	June 15, 2011

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

Law No. 28271, Ley que Regula los Pasivos Ambientales de la Actividad Minera (Law that Regulates the Environmental Liabilities of Mining Activities), became effective on July 7, 2004 to regulate the identification of liabilities in mining activities and financial responsibility for remediation, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. Pursuant to Law No. 28271, as amended, the technical branch of the MEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan and enter into environmental remediation agreements with the MEM to perform any studies and work necessary to control and mitigate the risk and effects of any contamination. Regulations under Law No. 28271, Reglamento de Pasivos Ambientales de la Actividad Minera (Regulations of Environmental Liabilities of Mining Activities), were approved by Supreme Decree No. 059-2005-EM.

We have presented Closure Plans to the MEM for all our mining concessions with environmental mining liabilities. To date, the MEM has approved the mining liabilities for Hualchocopa, Lircay, Bella Unión-Pucaray and Chaquelle, and all of these concessions have been closed.

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

Prior Consultation with Local Indigenous Communities

In 2011, Peru enacted Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law establishes a prior consultation procedure that the Peruvian government must undertake in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Under the law, the Peruvian governmental body responsible for issuing or approving the administrative measure or decree in question, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, to the extent that any future projects of us, Yanacocha or Cerro Verde require legislative or administrative measures that impact local indigenous communities, the required prior consultation procedure may result in delays, additional expenses or failure to obtain approval for such new project.

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. These regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and cap the consultation process at 120 calendar days.

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

Mining companies that are party to mining stabilization agreements will not be required to pay a mining royalty during the tenure of their stabilization agreements. Although we are not party to a stabilization agreement, Yanacocha currently has effective stabilization agreements for the Yanacocha, La Quinua and Maqui mines.

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

During 2012, we experienced 117 total reportable injuries, 115 lost-time injuries and 2 fatal injuries, as compared to 105 total reportable injuries, 101 lost-time injuries and 4 fatal injuries for the year ended December 31, 2011. Under Peruvian law, the number of lost-time injuries recorded includes days away from work as a result of injury, restricted duty injuries and certain medical treatment injuries. The total number of reportable injuries includes lost-time injuries, as well as other minor and major first aid injuries and fatal injuries.

C. Organizational Structure

As of March 31, 2013, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

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

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.

Cedimin, wholly owned by us, is a mining and facilities holding company that operates the Shila-Paula mine and conducts explorations at the Tambomayo project. At our annual shareholders’ meeting on March 26, 2013, the shareholders approved the merger of Cedimin with and into Buenaventura, with Buenaventura as the surviving entity of the merger, and accordingly, in 2013, Cedimin will be merged with and into Buenaventura.

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

Consorcio Energético Huancavelica S.A.

Consorcio Energético Huancavelica S.A., or Conenhua, is an electrical transmission and generation company that provides a significant portion of our electrical needs through its transmission facilities. We own 100 percent of Conenhua and manage its operations. Conenhua obtained the concession for power transmission in the Huancavelica area in 1983 and subsequently obtained concessions in the Cajamarca and Arequipa regions, enabling us to buy energy from Electro Perú and to transmit electric power to certain of our mining units and affiliates, including Uchucchacua, Orcopampa, Poracota, Shila-Paula, Antapite, Yanacocha, La Zanja and Coimolache, as well as to other mining companies and municipalities in the area, through our own facilities.

In order to secure a reliable energy supply from a clean and renewable source for our direct operations and projects at competitive prices, Conenhua, through its subsidiary Empresa de Generación Huanza S.A., or Huanza, was commissioned to construct a 90.6 megawatt, or MW, capacity hydroelectric power plant in the valley of Santa Eulalia.  The construction of the 90.6 MW Huanza Hydroelectric Power Plant is in progress and should be completed by the end of the second quarter of 2013. This US$180-200 million project commenced in March 2010 and has been partially financed through a US$119 million finance lease obtained from Banco de Crédito del Peru.

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

Minera Julcani S.A. de C.V.

Minera Julcani S.A. de C.V., or Minera Julcani, is a wholly-owned subsidiary created for the purpose of conducting exploration pursuant to our joint venture agreement with Solitario México S.A. de C.V., or Solitario. Under this agreement, Solitario granted us the exclusive right to conduct exploration within its properties situated in Hidalgo, Mexico. In January 2012, we terminated the agreement with Solitario.

Currently we are conducting due diligence on the Guadalupe project, an exploration property owned by First Mexican Gold Corp.

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

Compañía Minera Coimolache S.A.

Compañía Minera Coimolache S.A., or Coimolache, is a mining company that owns the Tantahuatay project, which is located in the province and district of Hualgayoc in the Cajamarca region, 35 kilometers northwest of the Yanacocha mine. We, SCC and other third parties hold a 40 percent interest, a 40 percent interest and a 20 percent interest, respectively, in Coimolache. Construction of mining infrastructure at the Tantahuatay mine commenced in July 2010. Gold mining operations commenced in mid-2011.

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

Sociedad Minera Cerro Verde S.A.A.

We currently hold a 19.58 percent interest in Cerro Verde, which owns the Cerro Verde copper deposit located approximately 1,100 kilometers southeast of Lima. For more detail, see “Item 5. Operating and Financial Review and Prospects—Buenaventura” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde.”

YANACOCHA

A. History and Development of the Company

Founded in Peru in 1992, Yanacocha is the largest gold producer in South America. Yanacocha produced 1,345,992 ounces of gold in 2012. Yanacocha’s operations are located in the Andes Mountains in Northern Peru in the area of Cajamarca, located approximately 900 kilometers north of Lima and north of the city of Cajamarca at an altitude of 4,000 meters above sea level. The Yanacocha property consists of six open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha and La Quinua. As of December 31, 2012, the Chaquicocha, Cerro Yanacocha and La Quinua mines were in operation.

Yanacocha continues to develop the Conga project, which is located approximately 24 kilometers northeast of the Yanacocha operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. The project consists of two gold-copper porphyry deposits that are estimated to more than double Yanacocha’s proven and probable reserves.  However, since the middle of 2012, the development of Conga has been based on a “water first” approach, which consists of building the originally planned community water reservoirs prior to resuming any mine development. At the end of 2012, the first of these reservoirs in San Nicolás and associated roads were under construction. Activity relating to design and procurement continued throughout 2012 and will be completed in early 2013, with the majority of equipment having already been delivered to the Yanacocha mine site. Work to ensure the economic viability as well as the social acceptance of the project continues in parallel with the site reservoir construction activities.

As of December 31, 2012, Yanacocha’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 5.9 million ounces of gold, representing a 23 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2011, which were estimated to be 7.7 million ounces of gold. As of December 31, 2012, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, unchanged from the estimated 2011 gold and copper reserves. As of December 31, 2012, Yanacocha’s total proven and probable reserves (including the Conga project) were estimated to be 18.5 million ounces of gold, representing a 9 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2011, which were estimated to be 20.3 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.3 billion pounds as of December 31, 2012.

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

In 2012, Yanacocha produced 1,345,992 ounces of gold, compared to 1,293,123 ounces in 2011. The increase in gold production in 2012 as compared to 2011 was mainly attributable to higher production at the gold mill facility at Yanacocha, or theYanacocha Gold Mill, due to high ore grades from El Tapado pit.

Silver production was 1,348,004 ounces in 2011 and 553,092 ounces in 2012. The decrease in silver production in 2012 as compared to 2011 was mainly attributable to lower ounces placed due to Yanacocha’s decision not to conduct silver mining activities at the Yanacocha mine, which has high grade silver.

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

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2012 have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of the Yanacocha Gold Mill, and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha’s capital expenditures from its formation through December 31, 2012 totaled approximately US$5,393 million, including capital expenditures of US$1,094 million in 2011 and US$1,148 million in 2012. In 2012, Yanacocha’s principal capital expenditures included US$498 million for engineering, construction and equipment at the Conga project, US$338 million for mine development at El Tapado Oeste, the Western Oxides and the Eastern Oxides deposits, US$30 million for equipment components, US$25 million for water treatment plant studies and construction, US$18 million for gold mill tailings improvements, US$17 million for bio-leach studies and plant construction and US$15 million for the standardization of information technology systems.

Yanacocha anticipates that its capital expenditures for 2013 will be approximately US$566 million, of which it plans to use approximately US$300 million in connection with the construction of the Conga project.  The remaining capital expenditure budget has been allocated for investment in current operations and development of future operations.

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

B. Business Overview

Description of Yanacocha’s Operations

The Yanacocha property consists of the following open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado, Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto.

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

Mining consists of a sequence of drilling, blasting, loading and hauling. Ore containing gold is transported from each mine to the nearest active leach pad while waste is taken to specially designed storage facilities. Ore is then leached by introducing diluted solutions of cyanide through an irrigation system placed on top of the ore. This solution percolates through the ore, dissolving gold and silver as AuCN and AgCN complexes respectively, and results in a “pregnant” solution which drains to solution storage ponds to be transferred to the nearest recovery facility. The end product is doré bars currently assaying approximately 52 percent gold and 45 percent silver. The doré bars are transported from the processing plant by an outside security firm to be refined outside of Peru. See “—Transportation and Refining.” The solution from which the gold is removed (barren solution) is recycled to the leach pads for further heap-leaching after having been reconstituted with cyanide. The leaching process is generally a closed system. However, during periods of high rainfall, excess water must be treated at the facilities located at Yanacocha Norte and Pampa Larga, which have been designed to meet or exceed standards for drinking water and for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See “Regulation, Permit and Environmental Matters.”

Electric power for Yanacocha’s operations is currently provided by local power companies via two separate networks from the Cajamarca Norte substation in 60 kilovolts, or kV, and 220 kV, respectively. Yanacocha also maintains diesel generation capacity for emergency requirements, which have an aggregate power generation capacity of 33.75 MW. In addition, Yanacocha has been connected to the Peruvian national electricity grid since the end of 1997. Yanacocha currently receives its supply of electric power through a 220 kV power line originating in Trujillo, which is owned by Buenaventura and has the capacity to provide up to 150 MW to Yanacocha (although current contracted demand is limited to 70 MW). In addition, a 60 kV power line routed through Cajamarca permits Yanacocha to receive up to 10 MW. This power line is used only in emergencies. See “Item 5. Operating and Financial Review and Prospects.”

Water for Yanacocha’s operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes treatment at the facilities described above.

Set forth below are certain unaudited operating data for the years shown for each of Yanacocha’s mining operations that were then in operation:

	2010	2011	2012
Mining Operations:
Ore mined (DST):
Cerro Yanacocha	28,817,797	1,434,279	1,244,162
Carachugo	23,455,796	31,494,122	26,270,839
Maqui Maqui	1,267	542,447	1,590,491
La Quinua	26,348,322	27,161,711	9,988,448
San José	5,090,528	3,556,183	692,086
Cerro Negro	—	24,231	2,872,609
Total ore mined (DST)	83,713,710	64,212,973	42,658,634
Average gold grade of ore mined (oz./DST):
Cerro Yanacocha	0.032	0.011	0.052
Carachugo	0.028	0.034	0.032
Maqui Maqui	0.007	0.010	0.016
San José	0.016	0.019	0.017
La Quinua	0.019	0.030	0.052
Cerro Negro	—	0.004	0.012
Total average gold grade of ore mined (oz./DST)	0.025	0.031	0.035

Gold production (oz.):
Cerro Yanacocha	659,080	659,996	141,038
Carachugo	344,698	274,723	690,503
Maqui Maqui	12,701	9,906	5,810
San José	54,570	45,271	8,117
La Quinua	390,571	303,226	488,320
Cerro Negro	—	—	12,204
Total gold (oz.)	1,461,620	1,293,123	1,345,992

Exploration

Yanacocha’s mining activities encompass 313,049 hectares covered by 439 mining concessions. Of these 313,049 hectares, Chaupiloma holds the mining rights related to 105,666 hectares, covered by 144 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years, which are renewable at Yanacocha’s request for an additional 20-year term.

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

Exploration expenditures amounted to approximately US$24.0 million and US$40.0 million in 2011 and 2012, respectively.  These expenditures have been used to identify deep sulfide mineralization beneath the oxide deposits at Tapado Oeste North, Yanacocha Sur, La Quinua Sur and Cerro Negro, to reevaluate and advance the Chaquicocha Sulfides and Yanacocha Verde projects and to complete additional drilling designed to increase ore grade and resources and continue exploration in the Yanacocha district and surrounding areas. In 2013, exploration efforts will focus on continuing the development of the Chaquicocha Sulfides project, testing the extension of the Yanacocha Verde deposit, continuing exploration in the Yanacocha district and conducting an exploration program in the Yanacocha concession block outside of the operation district.

Yanacocha’s exploration expenditures include all of the costs associated with exploration activities such as drilling, geological and metallurgical testing. In addition, exploration costs cover engineering and project development costs on advanced stage projects. Yanacocha prepares a budget for each year and allocates an amount for exploration activities based on specific projects or regions.

Yanacocha intends to continue to develop the Cerro Yanacocha, La Quinua and Chaquicocha gold deposit projects and the Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings. The Conga project currently consists of two gold-copper porphyry deposits that are estimated to more than double Yanacocha’s proven and probable reserves. The Conga project is located approximately 24 kilometers northeast of Yanacocha’s operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated into reserves beginning in 2004 and 2005, reported 12.6 million ounces of gold reserves and 3.3 billion pounds of copper reserves as of December 31, 2012.

Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian central government-initiated EIA independent review were announced on April 20, 2012 and confirmed that our initial EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced its decision to move the project forward on a “water first” approach on June 22, 2012. As a result, investment on the project will be reduced in 2013 to approximately US$250 million to US$300 million, and focus on building water reservoirs, completing the last engineering activities and accepting delivery of the main equipment purchases. Construction of Conga and the implementation of the independent EIA review recommendations will continue provided it can be done in a safe manner with risk-adjusted returns that justify future investment. Should Yanacocha be unable to continue with the current development plan at Conga, we or our mining partners in the project may reprioritize and reallocate capital to development alternatives which may result in a potential accounting impairment.

For 2013, Yanacocha estimates expenditures of US$19.8 million for exploration, and an additional US$1.2 million related to delineation, characterization and sterilization activities for ore bodies that are currently classified as reserves. Both expenditure estimates are exclusive of significant development engineering charges. This budgeted amount will be expended mainly on sulfide development at Yanacocha and an extensive exploration program in district and regional properties that Yanacocha controls.

As of December 31, 2012, the Yanacocha district’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 5.9 million ounces of gold, a 23 percent decrease from the Yanacocha district’s proven and probable reserves as of December 31, 2011, which were estimated to be 7.7 million ounces of gold.  The decrease in reserves of gold was mainly due to mine depletion, and to a lesser extent, to reserve revisions and leach and stockpile inventory changes.

As of December 31, 2012, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, unchanged from the 2011 gold and copper reserves.

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

Employees

As of December 31, 2012, Yanacocha had 2,647 employees. Compensation received by Yanacocha’s employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive 8 percent of Yanacocha’s annual pre-tax profits, or the Employee Profit Sharing Amount, with 50 percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50 percent of such profits to be distributed among the employees based on the aggregate annual salary of each employee.

Yanacocha has entered into arrangements with independent contractors that are responsible for the security services and staffing for several operational and administrative areas. As of December 31, 2012, independent contractors employed 9,790 persons who worked at Yanacocha’s operations. In 2004, Yanacocha entered into its first collective bargaining agreement with a union representing certain of its employees, which was created on December 9, 2003. The Department of Industrial Relations meets regularly with union leaders to address labor problems in the organization and to promote the creation of a productive and harmonious labor environment. The parties address their issues through open and transparent dialogue. In 2012, a new union was established, and in 2013, a new collective bargaining agreement process will occur with both the new union and existing unions.

Social Development

Since its formation, Yanacocha has been attentive to social development and its relationships with local communities.

During 2012, Yanacocha invested a total of US$40.5 million for social development at various projects, including the Conga project and The Associaiton Los Andes of Cajamarca (ALAC), of which US$24.4 million was used for farming activities, promotion of community capabilities, education and public infrastructure. Additionally, Yanacocha invested US$16.1 million for social impact mitigation related to the implemention of social development projects, farming, construction of irrigation infrastructure, development of a former landowner families program and completion of pending commitments with the surronding communitties.

In addition, Yanacocha also invested US$10.1 million in contributions for social investment through the Cajamarca Mining Solidarity Fund in 2012.

Since 1993, Yanacocha has invested nearly US$395.5 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, business promotion programs, local tourism programs and agricultural assistance programs.

Security

Yanacocha has 51 security employees on its payroll, including 7 employees responsible for the security of the region as a whole.  In addition, Yanacocha has a contracted security force of over 221 persons assigned to rotating shifts at its mine, its Lima offices, the city of Cajamarca, checkpoints along the road to the coast of Peru and residential areas in Cajamarca. The Conga project has a total of 130 security personnel responsible for patrolling the project, including Yanacocha’s offices in the city of Cajamarca.

As of March 31, 2013, none of Yanacocha’s employees, the properties on which it conducts mining operations or its Lima headquarters had been the target of a terrorist incident.

Mining and Processing Concessions

Yanacocha’s mining activities encompass 313,049 hectares covered by 439 mining concessions. Of these 313,049 hectares, Chaupiloma holds the mining rights related to 105,666 hectares, covered by 144 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years, which are renewable at Yanacocha’s request for an additional 20-year term. The rights to four additional concessions are currently pending, one of which relates to the Conga project.

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

In addition, as of December 31, 2012, Yanacocha had acquired 24,692 hectares, including 5,804 hectares of surface rights with respect to the Conga deposit, 3,589 hectares for Carachugo/San José/Chaquicocha, 2,154 hectares for Yanacocha and 1,651 hectares for Quilish. See “Yanacocha—A. History and Development of the Company.”

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

Yanacocha has informed us that its management believes that its operations are conducted in accordance with applicable laws and regulations. Audits and corrective action plans are used to assure compliance. Future exploration, expansion and new projects will require a variety of permits. Although procedures for permit applications and approvals have been historically faster in Peru than in the United States, current procedures and the existing regulatory environment are more complex, time-consuming and susceptible to potential delays.

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

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety. For the year ended December 31, 2012, Yanacocha experienced 119 injuries compared to 67 during the year ended December 31, 2011.

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

Legal Proceedings

For a discussion of legal proceedings, see Note 19 to the Yanacocha Financial Statements.

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

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2012, Yanacocha accrued fees of US$88 million owed to Newmont Peru and its affiliates under the Management Contract.

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

D. Property, Plants and Equipment

Our Properties

Introduction

We operate ten mines: Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Mallay, Breapampa, Antapite, Ishihuinca and Shila-Paula. We also have controlling interests in two mining companies which operate the Colquijirca, Marcapunta and La Zanja mines. We also own an electric power transmission company and an engineering services consulting company and have non-controlling interests in several other mining companies, including a significant ownership interest in companies that own and operate the Yanacocha, Cerro Verde and Tantahuatay mines. See “—Buenaventura—Organizational Structure” and “—Intermediate Holding Companies, Subsidiaries and Equity Participations.” Set forth below is a map of our principal mining operations as of April 30, 2013.

Operating Properties

Orcopampa

The Orcopampa mine is wholly owned and operated by us. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires a payment from us equal to 10 percent of production value, subject to certain conditions. Operations started in the Orcopampa mine in 1965. In 2012, we made lease payments of US$38.39 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins. At December 31, 2012, the net total fixed assets of Orcopampa were approximately US$60.3 million.

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

Mining at Orcopampa is conducted underground using the mechanized cut-and-fill method. Ore is processed at a mill located at Orcopampa. Electric power is generated and supplied by a 3,900 kW hydroelectric plant that is owned by us and a power line, which is connected to the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and three rivers. When water is scarce, electric power for the Orcopampa mine can be provided by a 3,976 kW diesel generator. In 2012, we completed construction of a new tailing dam to extend the life of this mine. The 4A tailing dam has a capacity of 2.5 million cubic meters and is expected to be operational until 2016.

During 2012, we focused our geological exploration below the 3,440-meter level on the Nazareno, Esperanza, Prosperidad, Lucia Angela and Concepción veins and below the 3,540-meter level on the Natividad-Ocoruro vein system. We completed 13,283 meters of underground mining exploration works and 33,630 meters of diamond drilling. We also deepened the Nazareno and Prometida shafts, which will improve our exploration of the lower levels of the Chipmo mine. In 2013, we plan to continue exploration of the lower levels of the Chipmo mine. We also plan to explore the southeast extension of mineralized structures at Pucay and Natividad-Ocoruro at the 3,540-meter level through underground tunnel development and diamond drilling.

As of December 31, 2012, we calculated proven ore reserves of 673,722 DST, with 0.53 ounces per ton of silver and 0.43 ounces per ton of gold, and probable ore reserves of 417,169 DST, with 0.56 ounces per ton of silver and 0.40 ounces per ton of gold. We have estimated NRM of 420,030 DST, with 5.05 ounces per ton of silver and 0.435 ounces per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1) (2)
	2010	2011	2012
Mining Operations:
Ore mined (ST)	484,767	499,732	508,647
Average gold grade (oz./ST)	0.625	0.551	0.492
Average silver grade (oz./ST)	0.30	0.40	0.43
Production:
Gold (oz.)	319,694	285,200	260,379
Silver (oz.)	104,400	320,964	425,620
Recovery rate (gold) (%)(3)	95.9	94.8	95.9
Recovery rate (silver) (%)(3)	53.5	54.3	50.5

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates gold and silver production from final tail treatment. During 2012, 20,245 ounces of gold and 314,574 ounces of silver were recovered.
(3)	Only reflects recovery rate of gold and silver from Chipmo ore.

Poracota

Poracota is an underground mine that is wholly owned and operated by us. Poracota is located in the province of Condesuyos, department of Arequipa, at an altitude of between 4,500 and 5,000 meters above sea level. Access to the mine is available by means of a 33-kilometer unpaved road connected to the Orcopampa mine. Operations at our Poracota mine commenced in February 2007. As of December 31, 2012, Poracota’s net total fixed assets were approximately US$2.4 million.

Gold mineralization at Poracota has been classified as an epithermal high sulfidation system, which is formed by two main areas, Huamanihuayta and Perseverancia. The more important veins are María Fé, Silvana, Rocio and Malena, which are hosted by the tertiary rocks of the Huamanihuayta volcano.

Ore from the Poracota mine is treated by flotation at the Orcopampa concentrator plant.

During 2012, we conducted 9,554 meters of underground exploration tunnels and 34,361 meters of diamond drilling. In 2013, we plan to continue our exploration efforts in Huamanihuayta Oeste and evaluate three new structures, Juliana, Milagros and Marely, as well as the southwest extension of the Malena, Silvana and Paoloa veins.

As of December 31, 2012, we calculated Poracota’s proven reserves of 29,741 DST, with 0.332 ounces per ton of gold and 0.096 ounces per ton of silver, and probable reserves of 6,746 DST, with 0.330 ounces per ton of gold and 0.004 ounces per ton of silver. The NRM for sulfides and oxides was 29,212 DST, with 0.386 ounces per ton of gold and 4,093,924 DST, with 0.037 ounces per ton of gold, respectively.

Set forth below are certain unaudited operating data for the periods shown for Poracota, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,
	2010	2011	2012
Mining Operations:
Ore mined (ST)	245,041	260,475	134,886
Average gold grade (oz./ST)	0.290	0.236	0.183
Average silver grade (oz./ST)	0.15	0.23	0.180
Production:
Gold (oz.)	59,803	49,201	19,238
Silver (oz.)	27,169	43,092	16,181
Recovery rate (gold) (%)	84.2	81.8	77.8
Recovery rate (silver) (%)	73.8	74.6	67.4

Uchucchacua

The Uchucchacua mine is wholly owned and operated by us. Operations started in 1975, and Uchucchacua is currently our largest producer of silver. Uchucchacua is located in the province of Oyón, department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. At December 31, 2012, the net total fixed assets of Uchucchacua were approximately US$55.1 million.

Uchucchacua’s mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver mineralization.

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 3,000 DST per day, and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate. Electric power is generated by a 3,400 kW hydroelectric plant that we own and by a 3,025 kW diesel generator. We utilize a power line connecting Uchucchacua to the Peruvian national electricity grid and have electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes. In 2012, we continued construction of a manganese sulfate plant located in Sayan, Lima which will treat Uchucchacua’s mine concentrate, improve silver recovery and increase the average realized price for silver concentrates produced at this mine. We will begin opearating the manganese sulfate plant in May 2013.

In 2012, we conducted exploration efforts on three mines: Socorro, Carmen and Huantajalla. We completed 52,494 meters of diamond drilling and constructed 23,236 meters of underground exploration tunnels. During 2013, we plan to focus our exploration efforts mainly on Huantajalla and Socorroto to incease our reserves with high grades of silver-maganese.

At December 31, 2012, proven ore reserves were 3,498,580 DST, with 12.6 ounces per ton of silver, 1.21 percent lead and 1.77 percent zinc, and probable ore reserves were 2,186,410 DST, with 12.8 ounces of silver per ton, 1.32 percent lead and 1.78 percent zinc. Total NRM was 3,815,346 DST, with 13.2 ounces per ton of silver, 1.66 percent lead and 2.20 percent zinc.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2010	2011(2)	2012(2)
Mining Operations:
Ore mined (ST)	1,013,395	1,086,124	1,156,656
Average silver grade (oz./ST)	12.93	13.04	13.00
Average zinc grade (%)	1.47	1.31	1.51
Average lead grade (%)	0.98	0.89	1.02
Production:
Silver (oz.)	9,269,718	10,090,337	11,263,322
Zinc (ST)	7,702	7,351	10,824
Lead (ST)	8,687	8,319	9,636
Recovery rate (silver) (%)	70.7	71.20	74.88

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Socorro, Carmen and Huantajalla mine production.

Julcani

Julcani is an underground mine that is wholly owned and operated by us. We acquired Julcani in 1953 as our first operating mine. Julcani is located in the province of Angaraes, department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level. As of December 31, 2012, the net total fixed assets of Julcani were approximately US$6.2 million.

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver that occurs mainly as tetrahedrite and sulfosalts in a multitude of mineralogically complex veins hosted by dacite domes, surge deposits and other tertiary volcanic rocks.

Ore is processed in a concentrator plant located adjacent to the mine entrance. The ore is crushed and ground, and bulk flotation is used thereafter to obtain a silver-gold-lead concentrate. The plant has a rated capacity of 500 DST per day and had a 79 percent utilization rate in 2012. Electric power is generated by three Conenhua hydroelectric plants. Power generation capacity from these plants is 800 kW, 1,200 kW and 760 kW, respectively. We also rely on the Peruvian national electricity grid for the mine’s remaining electrical power. Water for operations of Julcani is obtained from a creek, two springs and a lake.

During 2012, our exploration activities were focused on deepening the main mineralized structures of our Acchilla and Estela mines, where we completed 12,668 meters of underground exploration tunnels and 12,830 meters of diamond drilling. In 2013, we plan to perform intense underground mining exploration in Acchilla and Estela, exploring, at the 610-meter, 660-meter and 710-meter levels, all recognized veins of Acchilla, and at the 560-meter, 610-meter and 660-meter of Estela, complemented by a diamond drilling program.

At December 31, 2012, total proven ore reserves were 261,405 DST, with 18.5 ounces per ton of silver, 0.021 ounces per ton of gold, 1.8 percent lead and 0.52 percent copper, and total probable ore reserves were 163,200 DST, with 18.7 ounces per ton of silver, 0.012 ounces per ton of gold, 1.9 percent lead and 0.44 percent copper. Total estimated NRM was 315,475 DST, with 19.1 ounces per ton of silver, 0.034 ounces per ton of gold, 2.0 percent lead and 0.60 percent copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2010	2011	2012(2)
Mining Operations:
Ore mined (ST)	127,500	140,300	141,820
Average gold grade (oz./ST)	0.024	0.022	0.017
Average silver grade (oz./ST)	18.96	18.62	18.50
Average lead grade	1.89	1.61	1.94
Average copper grade (%)	0.27	0.31	0.32
Production:
Gold (oz.)	2,118	2,051	1,220
Silver (oz.)	2,237,063	2,428,330	2,438,084
Lead (ST)	2,202	2,065	2,529
Copper (ST)	3.5	394	423
Recovery rate (gold) (%)	76.1	66.6	51.2
Recovery rate (silver) (%)	92.5	92.9	92.9

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Acchilla and Estela mine production.

Recuperada

The Recuperada mine is wholly owned and operated by us. Recuperada is located in the province of Huancavelica, department of Huancavelica, approximately 540 kilometers southeast of Lima at an altitude of between 4,300 and 4,800 meters above sea level. Access is by a 242-kilometer unpaved public road, which connects to the Pan-American Highway. Electricity is supplied by access to the Peruvian national electricity grid via a 50-kilometer power line, which has a capacity of 22 kilovolts and 4,000 kilowatts. At December 31, 2012, the net total fixed assets of Recuperada were approximately US$3.8 million.

The Recuperada mining district mainly contains polymetallic mineralization in veins of zinc, lead and silver (including the Teresita, Esperanza and Angelica deposits), as well as some silver-rich veins (including the María Luz, Nancy Luz and Rico Antimonio deposits).

Recuperada is an underground mine that uses the conventional cut and fill mining method. Mine ore is processed at a concentrator plant on site with a processing capacity rate of 600 stpd. The tailing dam on site currently provides us with approximately 3.0 years of storage capacity based on current production rates.

During 2012, we completed 9,494 meters of exploration tunnels and 7,995 meters of diamond drilling. We focused on searching for silver mineral in the Germana, Esperanza and Nancy Luz areas and completing exploration at the 40-meter level of the Teresita mine. In 2013, we plan to continue exploration, focusing mainly in mines with silver mineralization, such as Germana Este, Nancy Luz, Acchisayhua and Escopeta.

At December 31, 2012, total proven ore reserves were 66,480 DST, with 8.3 ounces per ton of silver, 4.51 percent lead and 7.64 percent zinc, and total probable ore reserves were 48,005 DST, with 9.5 ounces per ton of silver, 3.39 percent lead and 6.24 percent zinc. Total estimated NRM was 121,560 DST, with 8.50 ounces per ton of silver, 4.67 percent lead and 6.74 percent zinc.

Set forth below are certain unaudited operating data for the periods shown for Recuperada, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2010	2011(2)	2012(2)
Mining Operations:
Ore mined (ST)	120,800	112,450	117,600
Average silver grade (oz./ST)	5.03	4.67	4.19
Average lead grade (%)	3.10	3.07	3.20
Average zinc grade (%)	2.54	3.77	4.88
Production:
Silver (oz.)	571,189	498,424	467,475
Lead (ST)	3,488	3,213	3,516
Zinc (ST)	2,494	3,581	4,898
Recovery rate (silver) (%)	94.1	94.9	94.78

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Teresita, Esperanza and Angélica mine production.

Antapite

Antapite is an underground mine that is wholly owned and operated by us. Antapite is located in the province of Huaytará, department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level. The Antapite mine consists of an epithermal low sulfidation gold deposit in veins hosted by calc-alkaline volcanic rocks. At December 31, 2012, the net total fixed assets of Antapite were approximately US$2.0 million.

Mining is conducted underground utilizing the conventional cut-and-fill stopping method. Ore is processed at a cyanidation plant located at Antapite. The plant has a capacity of 600 DST per day and had a 52.0 percent utilization rate in 2012.

The Antapite mine obtains substantially all of its electric power through the Peruvian national electricity grid. Water for operations at Antapite is obtained from an underground drainage system.

During 2012, we focused our exploration efforts on the Antapite, Euriosa, Soledad, Olvidada, Pampeñita 1, Pucarumi, Fabiola, Nidia, Verónica and Alicia veins. We completed 9,117 meters of exploration tunnels and 20,830 meters of diamond drilling. In 2013, we plan to continue our exploration efforts for ore reserves in the southeastern region over the mineralized alignments formed by the Soledad, Carolina, Amatista, Furiosa, Pucarumi and Zorro Rojo veins.

As of December 31, 2012, total proven ore reserves were 29,951 DST with 0.330 ounces per ton of gold and 0.22 ounces per ton of silver, and total probable ore reserves were 17,794 DST with 0.210 ounces per ton of gold and 0.22 ounces per ton of silver. Total estimated NRM was 6,790 DST, with 0.280 ounces per ton of gold and 0.20 ounces per ton of silver.

Set forth below are certain unaudited operating data for the periods shown for Antapite, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2010	2011	2012
Mining Operations:
Ore mined (ST)	145,915	155,842	86,113
Average gold grade (oz./ST)	0.254	0.190	0.142
Average silver grade (oz./ST)	0.34	0.295	0.219
Production:
Gold (oz.)	35,803	28,588	11,720
Silver (oz.)	36,870	33,521	13,254
Recovery rate (gold) (%)	96.8	96.4	95.6
Recovery rate (silver) (%)	74.0	72.8	70.2

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect only mining operations at the Antapite mine.

Shila-Paula

Shila and Paula are underground mines that are wholly owned and operated by Cedimin, our wholly-owned subsidiary. Shila and Paula encompass an aggregate of 41,152 hectares of mining concessions, which are owned by Cedimin. At December 31, 2012, the net total fixed assets of the Shila and Paula mining operations were approximately US$3.5 million.

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

Mining operations are currently conducted only in the Paula mine. Mining is conducted underground using the cut-and-fill ascending method. Ore is processed at a metallurgical plant located at the Shila mine with a rated capacity of 230 DST per day. The plant had an approximately 72 percent utilization rate in 2012. The cyanidation plant at the Shila mine has a net capacity of 3,200 metric tons per year.

Electric power for Shila-Paula is currently provided by the Peruvian national electricity grid. Four diesel generators with a total installed capacity of 3,850 kW ensure the availability of electric power. The water for operations at Paula is obtained from runoff from snow peaks.

During 2012, we completed 11,397 meters of underground mining explorations and 27,201 meters of diamond drilling, mainly below the 4,830-meter level, on the Nazareno, Ramal Crucero, Nazareno 3, Angélica Maria, Lucia, Ramal Chapi, Liliana, Maria Belen and Juliana veins. In 2013, we plan to continue our exploration efforts.

As of December 31, 2012, our proven ore reserves were 5,971 DST, with 0.410 ounces per ton of gold and 0.910 ounces per ton of silver and our probable ore reserves were 2,400 DST, with 0.364 ounces per ton of gold and 0.950 ounces per ton of silver. Total NRM was 31,427 DST, with 0.373 ounces per ton of gold and 0.91 ounces per ton of silver. All ore reserves and NRM are in the Paula mine.

Set forth below are certain unaudited operating data for Shila-Paula, calculated on the basis of 100 percent of both mines’ combined production.

	Year Ended December 31,(1)(2)
	2010	2011	2012(2)
Mining Operations:
Ore mined (ST)	64,047	47,590	59,056
Average gold grade (oz./ST)	0.234	0.319	0.342
Average silver grade (oz./ST)	0.96	0.90	2.022
Production:
Gold (oz.)	14,157	14,594	19,359
Silver (oz.)	46,578	34,833	95,485
Recovery rate (gold) (%)	94.4	96.1	95.98
Recovery rate (silver) (%)	75.9	79.3	79.96

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect 5,166 ST, 11.4 ounces per ton of silver and 0.163 ounces per ton of gold (48,677 ounces of silver and 701 ounces of gold) based on metallurgical tests conducted at the Tambomayo mine.

Ishihuinca

The Ishihuinca mine is wholly owned by us. We lease the rights to the mining concessions of Ishihuinca from a third party. The lease agreement, which expires in 2015, requires payment by Inminsur to the lessor of a royalty of 7 percent of the price of the concentrates sold. At December 31, 2012, the net total fixed assets of Ishihuinca were approximately US$0.2 million.

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

During 2012, we completed 1,156 meters of underground exploration tunnels. In 2013, we plan to continue our exploration efforts to increase our reserves of gold ore by conducting exploration in surrounding areas.

As of December 31, 2012, our proven ore reserves were 8,620 DST, with 0.330 ounces per ton of gold, and probable ore reserves were 4,327 DST, with 0.342 ounces per ton of gold. Total NRM was 2,938 DST, with 0.369 ounces per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Ishihuinca, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2010	2011	2012
Mining Operations:
Ore mined (ST)	4,708	8,092	17,751
Average gold grade (oz./ST)	0.223	0.269	0.261
Average copper grade (%)	0.53	0.50	0.18
Production:
Gold (oz.)	917	1,773	4,016
Copper (ST)	16	27	22
Recovery rate (gold) (%)	80.3	8,092	86.57
Recovery rate (copper) (%)	68.7	0.269	67.29

(1)	Incorporates losses for mining dilution and recovery.

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

During 2012, we completed 26,026 meters of diamond drilling in areas around San Pedro Sur, Pampa Verde and Cocan. In 2013, we plan to perform 20,000 meters of diamond drilling at the Pampa Verde, San Pedro Sur and Cocan projects. We plan to start mining at Pampa Verde in July 2013.

Total proven and probable ore reserves at December 31, 2012 were 24,795,233 DST, with 0.018 ounces per ton of gold and 0.208 ounces per ton of silver. Total NRM was 12,131,615 DST, with 0.015 ounces per ton of gold and 0.211 ounces per ton of silver.

Set forth below are certain unaudited operating data for La Zanja, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2010	2011	2012
Mining Operations:
Ore mined (ST)	64,047	8,408,399	10,231,321
Average gold grade (oz./ST)	0.234	0.022	0.017
Average silver grade (oz./ST)	0.96	0.40	0.24
Production:
Gold (oz.)	14,157	134,190	112,387
Silver (oz.)	46,578	363,927	387,877

(1)	Data reflect mining operations at the San Pedro Sur deposit only.

Tantahuatay

Tantahuatay is a gold-copper mine located in the district and province of Hualgayoc, department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. The project includes a total of 17,721 hectares of mining claims. The Tantahuatay mine is wholly owned by Coimolache, in which we hold a 40 percent equity interest.

Geologically, the Tantahuatay deposits are located at diatremes, or volcanic necks, in a predominantly sequence volcano magmatic hydrothermal manifestation, linked to the regional sector north of Peru. We have identified several geologic targets with gold mineralization and have conducted detailed studies of the Tantahuatay 2, Ciénaga Norte and Mirador Norte deposits.

Tantahuatay 2 consists of hydrothermal breccia bodies, formed by silicified tuff fragments in a matrix of quartz-alunite-pyrophyllite, with iron oxides inside fractures and cavities, which contain free gold and electrum as submicroscopic particles.

Ciénaga Norte and Mirador Norte consist of hydrothermal breccia bodies, formed in facies of vuggy silica and sandy silica, hosted in tuffs and hornblende lavas, which contain free submicroscopic gold mainly in iron oxides.

In August 2011, we received approval to commence operations at the Tantahuatay processing plant and began to produce gold and silver at Tantahuatay 2.

In 2012, we launched a new smelting furnace and completed the expansion in the capacity of our Merrill-Crowe-type ore processing facility from 800 to 1,100 cubic meters per hour. We also completed 6,763 meters of reverse circulation drilling to explore ore deposits and conduct metallurgical tests. In 2013, we expect to complete infrastructure construction to allow for mining of the Ciénaga Norte deposit in the fourth quarter of 2013.

Total proven and probable ore reserves at December 31, 2012 were 24,427,771 DST, with ore grades of 0.019 ounces per ton of gold and 0.24 ounces per ton of silver. Total NRM in oxides was 105,884,751 DST, with ore grades of 0.012 ounces per ton of gold and 0.17 ounces per ton of silver. Total NRM in sulfides was 422,318,006 DST, with ore grades of 0.007 ounces per ton of gold, 0.18 ounces per ton of silver and 0.67 percent copper.

Set forth below are certain unaudited operating data for the Tantahuatay mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2011	2012
Mining Operations:
Ore mined (ST)	3,963,580	10,881,767
Average silver grade (oz./ST)	0.63	0.48
Average gold grade (oz./ST)	0.017	0.017
Production:
Silver (oz.)	260,073	919,343
Gold (oz.)	46,164	141,268

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at the Tantahuatay 2 deposit only.

Breapampa

The Breapampa mine, is wholly owned and operated by us and encompasses 38,690 hectares of mining concessions. It is located in the district of Chumpi, province Parinacochas, department of Ayacucho. The ore deposit consists of gold and silver mineralization in an epithermal system high-sulfidation, emplaced into breccias of tertiary volcanic rocks. We located higher concentrations of gold-silver in oxides in the Cerro Parccaorcco, Senccata, Pucagallo, Andrea, Ccaccapaqui, Sancos and Grace prospects. In July 2012, we began the production phase at Cerro Parccaorcco, having disseminated gold in silica-oxides.

We performed 10,387 meters of diamond drilling to update model ore distribution and explore around the Parccaorcco open pit, where we have recognized an ore body that is part of current reserves. In Senccata and Pucagallo, we performed a geophisycal survey of induced polarization that confirmed the existence of two silicified bodies to over 50 meters deep.

Proven ore reserves as of December 31, 2012 were 4,542,614 DST, with 0.041 ounces per ton of gold and 0.77 ounces per ton of silver. Probable ore reserves were 590,683 DST, with 0.017 ounces per ton of gold and 0.40 ounces per ton of silver. Total NRM in oxides were 1,692,792 DST, with 0.038 ounces per ton of gold and 0.11 ounces per ton of silver, 56.8% of which were derived from the Pucagallo prospect and 43.2% of which derived from the Senccata prospect. In 2013, we plan to conduct an intense drilling program, focusing primarily in new areas, and also complete modeling of the Senccata and Pucagallo prospects.

Set forth below are certain unaudited operating data for the Breapampa mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2011	2012
Mining Operations:
Ore mined (ST)	-	579,115
Average silver grade (oz./ST)	-	0.502
Average gold grade (oz./ST)	-	0.028
Production:
Silver (oz.)	-	17,212
Gold (oz.)	-	8,817

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at the Parccaorcco deposit only.

Mallay

The Mallay mine is wholly owned and operated by us and is located 21 kilometers southwest of the Uchucchacua mine in the district of Mallay, province of Oyón, department of Lima. The project is comprised of approximiately 2,300 hectares of mining concessions. Mallay is considered an epithermal deposit of silver, lead, zinc and gold. We have recognized the following major ore structures: Isguiz, Pierina, María and Fortuna Body.

The metallurgical processing plant began operations in mid-July 2012 with an average of 450 DST/day. During 2012, we constructed 9,389 meters of exploration tunnels and 20,380 meters of diamond drilling, focused mainly on mineralized structures of the Isguiz mine.

As of December 31, 2012, the proven ore reserves were 192,679 DST, with ore grades of 0.025 ounces per ton of gold, 10.29 ounces per ton of silver, 6.50 percent lead and 7.50 percent zinc, and the probable reserves were 95,434 DST, with ore grades of 0.028 ounces per ton of gold, 12.05 ounces per ton of silver, 5.71 percent lead and 6.26 percent zinc. Total NRM was 179,639 DST, with ore grades of 0.060 ounces per ton of gold, 11.56 ounces per ton of silver, 4.62 percent lead and 5.12 percent zinc. In 2013, we will focus exploration efforts on the Isguis and María-Dana vein systems, mainly at the 4370-meter and 4090-meter levels, as well as continue exploration of the Pierina vein at the 4310-meter and 4250-meter levels.

Set forth below are certain unaudited operating data for the Mallay mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2011	2012
Mining Operations:
Ore mined (ST)	-	114,166
Average silver grade (oz./ST)	-	6.65
Average gold grade (oz./ST)	-	0.011
Average lead grade (%)	-	5.18
Average zinc grade (%)	-	7.24
Production:
Silver (oz.)	-	682,708
Gold (oz.)	-	107
Lead (ST.)	-	4,952
Zinc (ST.)	-	6,711
Recovery rate silver (%)	-	89.9

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflects mining operations at the Mallay deposit only.

Colquijirca and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 53.76 percent at December 31, 2012. At December 31, 2012 the net total fixed assets of Colquijirca and Marcapunta Norte were approximately US$343 million.

The Colquijirca and Marcapunta Norte mines are adjacent and are located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. El Brocal produces zinc and lead/silver concentrates from the Colquijirca mine and copper concentrates from the Marcapunta Norte mine. The Colquijirca mine consists of three important polymetallic deposits: (1) Tajo Norte, which contains zinc, silver and lead ore; (2) Marcapunta, which contains an auriferous mineralization in breccia oxides and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta Norte mine; and (3) San Gregorio, which contains zinc.

Mining at Colquijirca is conducted through the open-pit method from which zinc and lead concentrates are produced. El Brocal’s zinc concentrate typically contains 50 percent zinc, while its lead concentrate typically contains 51 percent lead. The concentrates are sold to local smelters and traders depending on market conditions. Mining at Marcapunta Norte is conducted through the room and pillars method, from which copper concentrates are produced. El Brocal’s copper concentrates typically contains 25 percent copper, 7 ounces of silver and 8 percent arsenic. The concentrates are sold to local traders.

The Huaraucaca concentrator plant processes ore from both mines. In 2012, average treated ore at the plant reached up to 10,634 metric tons per day. The Colquijirca mine primarily relies on a power line connected to the Peruvian national electricity grid.

El Brocal has conducted an exploration program at the Marcapunta deposit to confirm mineralization and find possible extensions, as well as to increase reserves at the Colquijirca and Marcapunta Norte mines. This program will continue throughout 2013.

In 2012, we invested US$103.7 million to expand the project, and have invested a total of US$278.0 million since 2008. We also continued exploration in prospective areas such as San Gregorio, Marcapunta Oeste and other areas, at a cost of US$18.4 million. We also continued the construction and implementation of the crushing, milling and floatation processes under our expansion program, as well as construction of the Huachuacaca tailings facility.

In 2013, we plan to conduct an initial exploration program in Huancavelica at the Yanamina Millocucho zone to continue with prospecting activities. The expansion project, which will enable us to increase treatment capacity to up to 18,000 tpd of ore, should be completed during the second half of 2013.

Total proven and probable reserves of Colquijirca as of December 31, 2012 were 63,333,000 DST, with 0.76 ounces of silver per ton, 2.4 percent of zinc and 0.8 percent of lead. Total proven and probable reserves of Marcapunta Norte as of December 31, 2012 were 20,016,145 DST, with 0.47 ounces of silver per ton, 0.010 ounces of gold per ton and 1.99 percent copper. Total NRM as of December 31, 2012 for Colquijirca was 45,532,188 DST, with 0.42 ounces per ton of silver, 1.76 percent zinc and 0.52 percent lead. Total NRM for Marcapunta Norte was 56,430,044 DST, with 0.57 ounces per ton of silver, 0.013 ounces per ton of gold and 1.71 percent copper.

Set forth below are certain unaudited operating data for the Colquijirca mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2010	2011	2012

Mining Operations:
Ore mined (ST)	1,150,527	929,032	1,862,717
Average silver grade (oz./ST)	2.30	2.67	1.20
Average zinc grade (%)	4.69	3.90	2.93
Average lead grade (%)	1.68	1.69	1.10
Production:
Silver (oz.)	1,901,661	1,876,434	1,409,877
Zinc (ST)	38,955	25,968	33,268
Lead (ST)	12,768	10,432	10,654
Recovery rate (silver) (%)	69.1	76.1	63.2
Recovery rate (zinc) (%)	72.17	71.92	67.11
Recovery rate (lead) (%)	66.00	66.57	57.25

(1)	Incorporates losses for mining dilution and recovery.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2010	2011	2012

Mining Operations:
Ore mined (ST)	946,659	1,961,759	2,042,904
Average silver grade (oz./ST)	1.06	1.03	0.38
Average gold grade (%)	0.013	0.010	0.011
Average copper grade (%)	2.30	1.60	1.41
Production:
Silver (oz.)	608,438	1,035,315	421,512
Gold (oz)	5,549	8,498	10,220
Copper (ST)	18,707	26,231	22,785
Recovery rate (silver) in copper (%)	60.81	50.67	54.37
Recovery rate (gold) in copper (%)	45.79	45.02	45.21
Recovery rate copper (%)	85.86	83.06	86.52

(1)	Incorporates losses for mining dilution and recovery.

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

As of December 31, 2012, our total proven and probable reserves were estimated to be 1,385 million ounces of gold, representing a 7% decrease over our total proven and probable reserves as of December 31, 2011, which were estimated to be 1,485 million ounces of gold. The decrease in reserves of gold was mainly due to mine depletion and the lack of replacements for gold production at La Zanja.

As of December 31, 2012, our total proven and probable reserves were estimated to be 154,606 million ounces of silver, representing a 1% decrease over our total proven and probable reserves as of December 31, 2011, which were estimated to be 155,437 million ounces of silver. The decrease in reserves of silver was mainly due to mine depletion and the lack of replacements for silver production at El Brocal.

The following table lists the proven and probable ore reserves, and the average grade of such ore, as of December 31, 2012, for each of our consolidated mining operations and the Tantahuatay mine, in which we have a 40 percent equity interest, calculated on the basis of 100 percent of each mine’s reserves and US$1,400 per ounce of gold and US$30.00 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2012(1)(2)(3)

	Julcani(4)	Uchucchacua(5)	Orcopampa(6)	Recuperada(7)	Mallay(8)	Colquijirca(9)(10)	Marcapunta(9)(11)	Ishihuinca	Antapite(12)	Shila- Paula(13)	Poracota(14)	Breapampa(15)	Tantahuatay(16)	La Zanja(17)	Total/ Average
Ore Reserves (ST)	424,605	5,684,990	1,090,891	114,485	288,113	63,333,221	20,016,327	12,947	47,745	8,371	36,487	5,133,297	39,273,107	24,795,233	160,259,819
Grade:
Gold (oz./ST)	0.017	-	0.421	-	0.026	-	0.010	0.334	0.300	0.397	0.332	0.038	0.013	0.018	0.014
Silver (oz./ST)	18.56	12.68	0.54	8.80	10.87	0.76	0.47	-	0.22	0.92	0.079	0.73	0.313	0.208	1.02
Copper (%)	0.50	-	-	-	-	-	1.99	-	-	-	-	-	-	-	-
Zinc (%)	-	1.77	-	7.05	7.09	2.40	-	-	-	-	-	-	-	-	-
Lead (%)	1.88	1.25	-	4.04	6.24	0.80	-	-	-	-	-	-	-	-	-
Content:
Gold (oz.)	7,398	-	459,265	-	7,596	-	204,333	4,326	14,324	3,323	12,114	197,144	528,346	437,345	2,206,514
Silver (oz.)	7,879,249	72,097,949	589,081	1,007,468	3,132,941	48,262,200	9,442,435		10,504	7,732	2,882	3,749,722	12,278,957	5,156,137	163,617,257
Copper (ST)	2,102	-	-	-	-	-	398,325	-	-	-	-	-	-	-	400,427
Zinc (ST)	-	100,345	-	8,071	20,427	1,519,997	-	-	-	-	-	-	-	-	1,648,840
Lead (ST)	7,990	71,139	-	4,625	17,978	506,666	-	-	-	-	-	-	-	-	608,398

(1)

Algon Investment S.R.L., an independent consultant, is in the process of reviewing the framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2012. MINTEC Inc., an independent consultant, is in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2012.

(2)	The metallurgical recovery factors used to calculate reserves for each of our mines include ore quality, gradation of ore (which impacts the effectiveness of reagents in releasing valuable particles), quality of water used to treat ore (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and quality of reagent used to treat ore.
(3)	For the year ended December 31, 2012, reserves for our wholly-owned and operated mines (which include all of the mines listed above other than Colquijirca, Marcapunta, Tantahuatay and La Zanja) were calculated using the following prices: US$1,400 per ounce of gold, US$30 per ounce of silver, US$2,028 per metric ton of zinc, US$2,000 per metric ton of lead and US$6,600 per metric ton of copper.
(4)	The metallurgical recovery factors that impacted the calculated reserves for Julcani at December 31, 2012 were whether the ore contained iron sulfide (Pirite) higher than 8% and the quality of water.
(5)	The metallurgical recovery factors that impacted the calculated reserves for Uchucchacua at December 31, 2012 were the complexity of the ore, the variation of ore grade and the high manganese content.
(6)	The metallurgical recovery factors that impacted the calculated reserves for Orcopampa at December 31, 2012 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and lower than estimated or expected ore grade.
(7)	The metallurgical recovery factors that impacted the calculated reserves for Recuperada at December 31, 2012 were the high variation in ore grade and the quality of water.
(8)	The metallurgical recovery factors that impacted the calculated reserves for Mallay at December 31, 2012 were the high variation in ore grade and the variation in the hardness of the host rocks.
(9)	El Brocal, in which we owned a 53.76% controlling equity interest at December 31, 2012, owns the Colquijirca and Marcapunta mines. The reserves shown for Colquijirca and Marcapunta are the total reserves of the Colquijirca and Marcapunta mines and do not indicate our equity share. They were calculated using the following metal prices: US$1,400 per ounce of gold, US$30 per ounce of silver, US$2,028 per metric ton of zinc, US$2,000 per metric ton of lead and US$6,600 per metric ton of copper.
(10)	The metallurgical recovery factors that impacted the calculated reserves for Colquijirca at December 31, 2012 were the high content of clay, and soluble salts in the ore.
(11)	The metallurgical recovery factors that impacted the calculated reserves for Marcapunta at December 31, 2012 were the high content of arsenic in the ore and the hardness of the host rocks.
(12)	The metallurgical recovery factors that impacted the calculated reserves for Antapite at December 31, 2012 were the high variation in ore grade and the quality of water.
(13)	The metallurgical recovery factors that impacted the calculated reserves for Shila-Paula at December 31, 2012 was the high variation in ore grade.
(14)	The metallurgical recovery factors that impacts the calculated reserves for Poracota at December 31, 2012 were the high variation of the ore grade and the presence of coal content in the ore.
(15)	The metallurgical recovery factors that impacted the calculated reserves for Breapampa at December 31, 2012 were the clay content in ore being higher than 10% and the iron sulfide (Pirite) content in ore being higher than 3%.
(16)	The reserves shown for Tantahuatay, in which we owned a 40% of equity interest at December 31, 2012, are the total reserves for the mine and do not indicate our equity share. They were calculated using the following prices: US$1,200 per ounce of gold and US$ 22.0 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves were the clay content in ore being higher than 10% and the iron sulfide (Pirite) content in ore being higher than 3%.

(17)	The reserves shown for La Zanja, in which we owned a 53.06% of equity interest at December 31, 2012, are the total reserves of the mine and do not indicate our equity share. They were calculated using the following metal prices: US$1,400 per ounce of gold and US$ 30 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves were the clay content in ore being higher than 10% and the high copper content in the ore.

We operate ten underground mines and four open pit mines. The following table sets forth the aggregate amount of production of ore, gold and silver and the average grade of gold and silver for each of our fourteen mines for the ten-year period ended December 31, 2012, calculated in each case on the basis of 100 percent of the relevant mine’s production.

	Julcani	Uchucchacua	Orcopampa(1)	Recuperada	Mallay	Colquijirca(2)(6)	Marcapunta(2)	Ishihuinca	Antapite	Shila - Paula(3)	Poracota	Breapampa(6)	Tantahuatay(4) (6)	La Zanja(5) (6)	Total
Ore mined (ST)	957,120	9,239,911	4,693,309	682,640	114,166	16,397,908	5,690,763	368,511	1,611,585	634,734	1,124,909	579,115	14,845,347	23,821,022	80,761,040
Gold produced (oz.)	6,942	-	2,612,923	-	107	-	31,300	125,096	611,405	250,031	242,563	8,817	187,432	290,304	4,366,920
Average gold grade (oz./ST)	0.011	-	0.556	-	0.011	-	0.012	0.402	0.399	0.416	0.262	0.028	0.017	0.021	0.059
Silver produced (oz.)	16,266,407	101,784,006	1,458,349	3,718,219	682,708	42,636,134	2,379,792	-	667,609	2,278,745	130,660	17,212	1,179,416	788,047	173,987,304
Average silver grade (oz./ST)	18.25	14.97	0.30	5.79	6.65	3.71	0.75	-	0.60	4.36	0.15	0.50	0.52	0.31	3.05

(1)	Includes a cumulative total of 116,146 ounces of gold and 587,961 ounces of silver from final tail treatment.
(2)	El Brocal, in which we own a 53.76 % controlling equity interest as of December 31, 2012, owns the Colquijirca and Marcapunta mines. The production data shown for Colquijirca and Marcapunta are the total production data of the Colquijirca and Marcapunta mines and do not indicate our equity share.
(3)	Includes a cumulative total of 701 ounces of gold and 48,677 ounces of silver from metallurgical test treatments to ore from the Tambomayo mine.
(4)	The production data shown for Tantahuatay, in which we own a 40.0 % controlling equity interest, are the total production data of the mine and do not indicate our equity share.
(5)	The production data shown for La Zanja, in which we own a 53.06 % controlling equity interest, are the total production data of the mine and do not indicate our equity share.
(6)	Colquijirca, Breapampa, Tantahuatay and La Zanja are open pit mines.

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha—Business Overview” and “—Description of Yanacocha’s Operations.”

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

Maqui Maqui

Maqui Maqui is a 75-hectare gold deposit with a leach pad covering 67 hectares, located five kilometers northeast of the Carachugo pit.  Mining operations at Maqui Maqui began in October 1994 and used the open-pit mining method.  Although mining operations at Maqui Maqui ceased in September 2000, gold recovery from the leach pad continues.  The Maqui Maqui East expansion commenced operations in 2010 and will finish in February 2014.

San José

San José is a 100-hectare gold deposit, located 1.5 kilometers southwest of the Carachugo pit, that shares the leach pad located at Carachugo.  Mining operations at San José began in January 1996 using the open-pit mining method.  Mining operations at San José temporarily ceased during the fourth quarter of 2002 and reopened in 2005 to complete San José East.  San José West started operations in early 2010 and ceased operations in November 2012.

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 310 hectares.  The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit.  Operations began in the fourth quarter of 1997 using the open-pit mining method.  Cerro Yanacocha includes a carbon column gold recovery plant and a Merrill-Crowe-type ore processing facility.  Cerro Yanacocha temporarily ceased operations in October 2010 and expects to reopen in 2017.

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

Western Oxides

The Western Oxides are comprised of the Cerro Negro Oeste and La Quinua Sur open-pit mines.  Cerro Negro Oeste, a 40-hectare gold deposit, is located 6.5 kilometers southwest of the La Quinua pit.  This pit utilizes the La Quinua leach pad as its ore facility.  La Quinua Sur, a 110-hectare gold deposit, is located south of the Tapado Oeste pit and is completely covered by La Quinua gravel.  La Quinua Sur is scheduled to commence mining activities in May 2014 and finish in 2015.  The ore mined from this pit will be processed at the La Quinua leach pad.

Eastern Oxides

The Eastern Oxides consist of the Marleny open-pit mine.  The Marleny pit, an 8-hectare deposit, is located to the west of the Carachugo backfill.  Marleny is scheduled to commence mining operations in May 2013 and complete operations in 2015.

Carachugo Alto

The Carachugo Alto pit, a 9-hectare deposit, is located to the east of the Carachugo backfill.  Carachugo Alto commenced mining operations in July 2010, and its second phase will finish in August 2013.

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

The following table lists proven and probable reserves and the average grade of ore as of December 31, 2012 for Yanacocha and the Conga project. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$1,400 per ounce as of December 31, 2012. Calculations with respect to the Conga project’s copper reserves were calculated at a price of US$3.25 per pound as of December 31, 2012. The proven and probable reserves presented below represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the districts of Yanacocha’s and the Conga project’s proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2012
	Tonnage (thousands of DST)	Average Gold Grade (oz./DST)	Ounces Contained (thousands of ounces)
Maqui Maqui	10,181	0.025	254
Carachugo	11,297	0.041	459
San José	-	-	-
Giuliana	-	-	-
Marleny	8,873	0.010	91
Cerro Yanacocha	4,122	0.058	238
La Quinua	-	-	-
Tapado	-	-	-
Corimayo	48,674	0.044	2,120
La Quinua Sur	71,549	0.013	932
Cerro Negro	33,021	0.015	499
In process	33,061	0.040	1,314
Subtotal Yanacocha/avg	220,778	0.027	5,907
Subtotal Conga project/avg.*	590,855	0.021	12,582
Total/average	811,633	0.023	18,489

* The Conga project’s proven and probable reserves as of December 31, 2012 included 0.6 billion ST of 0.28 percent grade copper.

As of December 31, 2012, the Yanacocha district’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 5.9 million ounces of gold, a 23 percent decrease from the Yanacocha district’s proven and probable reserves as of December 31, 2011, which were estimated to be 7.7 million ounces of gold.  The decrease in reserves of gold was mainly due to mine depletion, and to a lesser extent, to reserve revisions and leach and stockpile inventory changes.

As of December 31, 2012, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, unchanged from reserves reported in 2011.

As of December 31, 2012, Yanacocha’s total proven and probable reserves (including the Conga project) were estimated to be 18.5 million ounces of gold, representing a 9 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2011, which were estimated to be 20.3 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.3 billion pounds as of December 31, 2012, the same as reported as of December 31, 2011.

Based on the current recovery rate and estimated gold production levels in 2012, Yanacocha’s proven and probable reserves as of December 31, 2012 will be depleted by 2015 unless Yanacocha continues to add to its reserves.  Yanacocha’s management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65 percent partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.58 percent equity interest.

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 and the related notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. For periods up to and including the year ended December 31, 2010, we prepared our financial statements in accordance with Peruvian GAAP. Our consolidated financial statements for the year ended December 31, 2011 were the first that we prepared in accordance with IFRS. We present our financial statements in U.S. Dollars.

A. Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Mallay, Breapampa, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite and Ishihuinca mining units; (ii) the Colquijirca, Marcapunta, Shila-Paula and La Zanja mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v) Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; and (vi) other minor subsidiaries. We also have material equity investments in (i) Yanacocha, which is an equity investee engaged in the exploitation and commercialization of gold, (ii) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper and (iii) Tantahuatay, which is an equity investee engaged in the exploitation and commercialization of gold and silver. We account for these investments under the equity method.

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

Cerro Verde. As of December 31, 2012, we had a 19.58 percent equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or Management, to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Management has identified the following accounting estimates and policies as critical:

▪	mineral reserves and resources;

▪	mine development costs;

▪	impairment of non-financial assets;

▪	deferred income tax asset and recoverability;

▪	inventories;

▪	accrual for mine closing costs;

▪	fair value of derivative instruments;

▪	fair value of the liability related to share-based payment transactions;

▪	contingencies;

▪	production start date;

▪	unit-of-production depreciation; and

▪	expected recovery rates used to estimate mineral contained in in-process inventories.

Other significant accounting policies include:

▪	deferred stripping costs;

▪	useful life of property, plant and equipment;

▪	fair value of embedded derivative for concentrates sales; and

▪	revenues.

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

Mineral reserves and resources

Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2010 and 2011 were reviewed by an independent consultant, Algon Investment S.R.L. Algon Investment S.R.L. is in the process of reviewing the framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2012. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2010 and 2011 were reviewed by independent consultants, AMEC plc and MINTEC Inc., respectively. MINTEC Inc. is in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2012.

Changes in estimated reserves could affect mainly the depreciation of fixed assets related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

Mine development costs

We review and evaluate our accounting policy regarding mine development costs, which requires judgment in determining whether it is likely that future exploitation will result in future economic benefits. The determination of reserves and mineral resources is a complex estimation that entails varying degrees of uncertainty depending on sub-classification, and these estimates directly impact the point of deferral of exploration and mine development costs and the amortization method for development costs. The deferral policy requires us to make certain estimates and assumptions about future events or circumstances—in particular, whether an economically viable extraction operation and mineral sale can be established. Estimates and assumptions made may change as new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that we are unlikely to recover the expenditure, the amount capitalized is written off in our profit and loss statement for the period in which the new information becomes available.

Impairment of non-financial assets

We determine whether the operations of each mining unit are cash generating units, considering each mining unit operation independently. We assess at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of the asset’s fair value less costs to sell and its use value and is determined for an individual asset (cash-generating unit) unless the asset does not generate cash inflows that are clearly independent of those from other assets or groups of assets. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs, and others.

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

During the fourth quarter of 2010, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” and reversed the impairment of the Antapite, Recuperada and Poracota mining units as of December 31, 2010 following positive changes in the assumptions used to calculate the impairment provision recorded in order to determine the recovery carrying amount of our long-lived assets. The impairment reversed as of December 31, 2010 amounted to US$13.1 million.

During the fourth quarter of 2011, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” and identified no impairment indication in our long-lived assets.

During the fourth quarter of 2012, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for three of our mining units (Recuperada, Poracota and Antapite), which resulted in the recognition of asset impairment charges of US$3.6 million (recognized as operating expense). These impairment charges had no impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2011 and 2012 impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following four years.

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

Deferred tax assets, including those resulting from unused tax losses, require that we assess the likelihood that we would generate taxable earnings in future periods to apply the deferred tax assets. Estimated future taxable income is based on projections of cash flow from operations and application of the tax law existing in each jurisdiction. To the extent to which actual future cash flows and taxable income differ significantly from those estimated, our ability to realize the deferred tax assets posted as of the reporting date may be affected.

In addition, future changes in the tax law in jurisdictions where we operate could limit our ability to obtain tax deductions in future periods.

At December 31, 2012, 2011 and 2010, our valuation allowance totaled US$5.3 million, US$3.8 million and US$2.6 million, respectively.

Inventories

Inventories are classified as short-term or long-term depending on the length of time that management estimates will be needed to reach the production state of concentrate extraction for each mining unit.

Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale. Additionally, management also considers the time value of money in calculating the net realizable value of our long-term inventories.

Classified minerals, which are materials with metal content that were removed from the pit of the Colquijirca mining unit for treatment at the expansion operation plant, contain lower grade ore than the average of treated minerals and are available to continue in the process of recovery of mineral and concentrates. Because it is generally impracticable to determine the mineral contained in the classified mineral located in the deposit field near Tajo Norte by physical count, reasonable estimation methods are employed. The quantity of minerals delivered to classified mineral is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper, lead and zinc grades of material delivered to classified minerals.

For minerals outside leach platform inventories, finished and in-progress goods are measured by estimating the number of tons added and removed. The number of contained gold ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Tonnages and ounces of mineral are verified by periodic surveys.

For minerals inside leach platform inventories, reasonable estimation methods are employed because it is generally impracticable to determine the mineral contained in leach platforms by physical count. The quantity of material delivered to leach platforms are based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated ore grades of material delivered to leach platforms.

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

Following our accounting treatment, we have recorded an accrual for mine closure costs of US$99.4 million, as of December 31, 2012 in order to comply with governmental requirements for environmental remediation.

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

Subsidiary derivative contracts. During 2010 and 2011, our indirect subsidiary, El Brocal, entered into price-hedging option contracts at zero cost to protect future cash flows derived from sales in 2011 and 2012. Derivative contracts are recognized as assets and liabilities at fair value in the consolidated financial statements. El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable in accordance with IAS-39. As of December 31, 2012, El Brocal was not a party to any hedging transactions and had no outstanding hedging commitments.

Our derivative contracts. As of December 31, 2010, 2011 and 2012, neither we nor any of our wholly-owned subsidiaries held gold derivative contracts.

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

We used the Turnbull & Wakeman Method to estimate the fair value of this liability and the principal assumptions made are as follows: the historical volatility, risk-free interest rate, dividend yield, period covered by the program and market value of the shares at closing. See Note 14 to the Financial Statements.

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

Determining contingencies inherently involves the exercise of judgment and calculation of the estimated outcomes of future events.

Production start date

We assess the stage of each mine under development to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mining project, the complexity of a plant and its location. We consider various relevant criteria for assessing when the mine is substantially complete and ready for its planned use. Some of these criteria are the level of capital expenditure compared to development cost estimates, a reasonable testing period for the mine’s plant and equipment and the ability to produce ongoing production of metal.

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

The recovery rates for leach platforms in process are determined by metallurgical sampling. The mineral recoverability of the leach platforms, once the production process begins, can be reasonably estimated. The rate is determined using pilot laboratory tests, historic trends and others factors. Process and recovery rates are monitored continuously, and recovery rates are adjusted periodically as additional information becomes available and as related technology changes.

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

The stripping costs incurred during the production phase are recognized as an operating expense when they are incurred. Theses costs of products are included as part of the cost of inventory.

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

Fair value of embedded derivative for concentrates sales

Substantially all of our concentrate sales contracts provide final copper pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices. We ultimately receive market prices based on prices in the specified future period; however, the accounting rules applied to these sales result in changes recorded as revenue until the specified future period. We record revenues and invoice customers at the time of shipment based on the current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. See Notes 18 and 27(c) to the Financial Statements.

Revenues

According to our accounting policies, revenue is recognized to the extent that it is probable that the economic benefits will flow to us. Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty.

Revenues from sales of concentrates, gold and silver are recognized when the significant risks and rewards of ownership have been transferred, which is considered to occur when title passes to the customer. This generally occurs when the product is physically transferred to the buyer.

Revenues for engineering services rendered by Buenaventura Ingenieros S.A. are recognized based on the progress of the current service contracts.

Revenues for construction services are recognized when the outcome of a contract can be estimated reliably. Contract revenue associated with a construction contract is recognized by reference to the stage of completion of the contract activity at the end of the reporting period.

Results of Operations for the Years Ended December 31, 2012 and 2011

Net sales. Net sales increased by 0.16 percent, from US$1,493.9 million in 2011 to US$1,496.3 million in 2012, principally due to an increase in the average realized prices of gold and increases in the volume of silver, lead and zinc sold, partially offset by lower volumes of gold and copper sold. The following tables reflect the average realized price and volume sold of gold, silver, lead, zinc and copper during the years ended December 31, 2011 and 2012:

Average Realized Price	Year ended December 31,
	2011		2012		Variation

Gold (US$/oz.)	US$	1,574.45	US$	1,678.92	6.64%
Silver (US$/oz.)		35.36		31.25	(11.62)%
Lead (US$/MT)		2,262.34		2,064.65	(8.74)%
Zinc (US$/MT)		2,199.72		1,919.04	(12.76)%
Copper (US$/MT)		8,567.64		7,937.08	(7.36)%

Volume Sold	Year ended December 31,
	2011	2012	Variation

Gold (oz.)	505,894	439,816	(13.06)%
Silver (oz.)	14,843,193	17,474,113	17.72%
Lead (MT)	18,192	25,589	40.66%
Zinc (MT)	33,307	43,180	29.64%
Copper (MT)	23,231	22,373	(3.69)%

(a)          Gold sales. The average sales price for gold increased from US$1,574.45 per ounce in 2011 to US$1,678.92 per ounce in 2012. Gold sales volume decreased from 505,894 ounces in 2011 to 439,816 ounces in 2012, primarily due to decreased gold production at our Poracota and Antapite mining units. These combined effect of these changes resulted in a US$52.9 million decrease in income from sales of gold in 2012 compared to 2011.

(b)          Silver sales. Average realized silver prices decreased from US$35.36 per ounce in 2011 to US$31.25 per ounce in 2012. The volume of silver sales increased from 14,843,193 ounces in 2011 to 17,474,113 ounces in 2012, primarily due to increased silver production at our Uchucchacua and Colquijirca mining units. These combined effect of these changes resulted in a US$18.6 million increase in income from sales of silver in 2012 compared to 2011.

(c)          Lead sales. Average realized lead prices decreased from US$2,262.34 per metric ton in 2011 to US$2,064.65 per metric ton in 2012. Additionally, the volume of lead sold increased from 18,192 metric tons in 2011 to 25,589 metric tons in 2012, primarily due to increased lead production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$15.9 million increase in income from sales of lead in 2012 compared to 2011.

(d)          Zinc sales. Average realized zinc prices decreased from US$2,199.72 per metric ton in 2011 to US$1,919.04 per metric ton in 2012. The volume of zinc sold increased from 33,307 metric tons in 2011 to 43,180 metric tons in 2012, primarily due to increased zinc production at our Uchucchacua and Mallay mining units. The combined effect of these changes resulted in a US$10.8 million increase in income from sales of zinc in 2012 compared to 2011.

(e)          Copper sales. Average copper prices decreased from US$8,567.64 per metric ton in 2011 to US$7,937.08 per metric ton in 2012. The volume of copper sold decreased from 23,231 metric tons in 2011 to 22,373 metric tons in 2012, largely due to decreased copper production at our Colquijirca mine. These changes resulted in a US$15.6 million decrease in income from sales of copper in 2012 compared to 2011.

The revenues from gold, silver, lead, zinc and copper mentioned above do not include refinery charges and penalties incurred, which amounted to US$147.9 million in 2012, compared to US$127.9 million in 2011.

Royalty income. In 2012, royalty income received by our subsidiary, Chaupiloma, amounted to US$67.2 million, representing a 7 percent increase from the US$62.7 million of royalty income received in 2011. This increase is attributed to increased sales by Yanacocha in 2012, which resulted primarily from an increase in the average realized price of gold and an increase in Yanacocha’s production. See Note 31(a) to the Financial Statements. Yanacocha pays Chaupiloma, in which we directly and indirectly hold a 60 percent interest, a royalty equal to 3 percent of Yanacocha’s net sales.

Total operating costs. Total operating costs increased by 32 percent, from US$712.2 million in 2011 to US$943.2 in 2012, due to the following:

(a) Cost of sales, without considering depreciation and amortization, increased by 41 percent, from US$446.2 million in 2011 to US$629.5 million in 2012, mainly due to a US$100.9 million increase in services provided by third parties and a US$32.9 million increase as a result of spare parts and supplies. The increase was mainly due to: (i) a US$54.6 million increase in the cost of the inventories held at the beginning of 2012 as compared to the beginning of 2011 (ii) a US$44.3 million increase reflecting the impact of costs incurred in connection with commencing operations at our Mallay and Breapampa mining units; and (iii) a US$36.6 million increase reflecting an increase in the services and raw materials provided by contractor suppliers at our Orcopampa and Uchucchacua mining units due to an increase in exploration activities and diamond drilling works in order to maintain our ore reserves level and an increase in cost related to the higher volume of mineral treated in 2012.

(b) Exploration in units in operation increased by 40 percent, from US$109.4 million in 2011 to US$153.0 million in 2012. These increased costs were principally due to an increase in exploration projects at our Orcopampa, Poracota, Uchucchacua, Mallay and Antapite mines. See Note 20 to the Financial Statements.

(c) Depreciation and amortization costs increased by 28 percent, from US$96.4 million in 2011 to US$123.0 million in 2012, mainly due to: (i) a US$13.4 million increase in the depreciation and amortization of the tailing areas put into operation at our Colquijirca mining unit during 2012 and (ii) a US$9.9 million increase in acquired assets put into operation during 2012 at our La Zanja mining unit.

(d) Royalty expenses to third parties and the Peruvian government decreased by 37 percent, from US$60.3 million in 2011 to US$37.7 million in 2012. Royalties paid to third parties amounted to US$32.0 million and US$35.2 million in 2011 and 2012, respectively. Royalties paid to the Peruvian government amounted to US$28.2 million and US$2.5million in 2011 and 2012, respectively. The decrease in royalties paid to third parties and the Peruvian government was mainly due to Peruvian legislative changes. Peruvian legislation requires owners of mining concessions to pay the Peruvian government for the exploitation of metallic and non-metallic resources. Prior to October 1, 2011, mining royalties were calculated with rates ranging from 1 to 3 percent of the value of mineral concentrates or the equivalent, according to the quoted market price published by the Ministry of Energy and Mines. Beginning on October 1, 2011, the Peruvian government instituted a new mining royalty and tax regime. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes” for additional information regarding the mining royalties and taxes now applicable to us.

Total operating expenses. Operating expenses increased by 44 percent, from US$140.1 million in 2011 to US$202.1 million in 2012, due to changes in the following components:

(a) Administrative expenses increased by 32 percent, from US$75.2 million in 2011 to US$99.3 million in 2012, mainly due to (i) a US$7.7 million increase in expenses recorded for long-term officers’ compensation (stock appreciation rights) and (ii) a US$5.7 million increase in other management expenses related to foreign engineering consulting services. See Note 22 to the Financial Statements.

(b) Exploration in non-operational areas increased by 92 percent, from US$49.6 million in 2011 to US$95.5 million in 2012, due to higher expenditures in exploration areas, primarily Shila, Trapiche, San Gregorio and Chancas. See Note 23 to the Financial Statements.

(c) Impairment of long-lived assets resulted in a loss of US$3.6 million being recorded in 2012. We evaluated our long-lived assets for impairment as of December 31, 2012, which resulted in a reduction in the carrying amount of mining concessions, development costs and property, plant and equipment to their recoverable amount. See Note 11 to the Financial Statements.

Operating income. As a result of the foregoing, operating income decreased by 41 percent, from US$704.4 million in 2011 to US$418.2 million in 2012.

Share in the results of related parties under equity method. Income from equity investments in related parties decreased by 1 percent, from US$468.4 million in 2011 to US$464.2 million in 2012, principally due to decreases in income from our equity investments in Yanacocha and Cerro Verde, partially offset by the effect of an increase in income from our equity investment in Coimolache. Income from our interest in Yanacocha decreased by 2 percent, from US$279.7 million in 2011 to US$272.9 million in 2012. Income from our interest in Cerro Verde decreased by 28 percent, from US$208.7 million in 2011 to US$151.2 million in 2012. Income from our interest in Coimolache increased from US$9.6 million in 2011 to US$40.2 million in 2012, due to the impact of increased gold production at the Tantahuatay mine.

Income tax. Provision for income tax decreased from US$211.6 million in 2011 to US$142.6 million in 2012, principally due to a US$286.7 million decrease in pre-tax income, from US$1,172.1 million in 2011 to US$885.4 million in 2012.

Non-controlling interest. Non-controlling interest expense decreased by 43 percent, from US$101.6 million in 2011 to US$58.1 million in 2012, mainly due to a decrease in contribution of profits from El Brocal and La Zanja, partially offset an increase in contribution of profits from Chaupiloma.

Net income. As a result of the foregoing, net income decreased by 20 percent, from US$858.9 million in 2011 to US$684.7 million in 2012. As a percentage of net sales, net income was 44 percent in 2012 as compared to 55 percent in 2011.

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

Royalty income. In 2011, royalty income received by our subsidiary, Chaupiloma, amounted to US$62.7 million, representing a 12 percent increase from the US$55.9 million of royalty income received in 2010. This increase is attributed to increased sales by Yanacocha in 2011, which resulted primarily from an increase in the average realized price of gold, partially offset by lower production. See Note 31(a) to the Financial Statements. Yanacocha pays Chaupiloma, in which we directly and indirectly hold a 60 percent interest, a royalty equal to 3 percent of Yanacocha’s net sales.

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

(b) Exploration in units in operation increased by 20 percent, from US$91.4 million in 2010 to US$109.4 million in 2011. These increased costs were principally due to an increase in exploration projects at our Uchucchacua, Orcopampa, Shila-Paula and La Zanja mines. See Note 20 to the Financial Statements.

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

Total operating expenses. Operating expenses increased by 23 percent, from US$113.9 million in 2010 to US$140.1 million in 2011, due to changes in the following components:

(a) Administrative expenses decreased by 30 percent, from US$107.2 million in 2010 to US$75.2 million in 2011, mainly due to decreased expenses recorded for long-term officers’ compensation (stock appreciation rights). See Note 22 to the Financial Statements.

(b) Exploration in non-operational areas increased by 37 percent, from US$36.1 million in 2010 to US$49.6 million in 2011, due to higher expenditures in exploration areas, primarily Mallay, Breapampa, Trapiche, Colquemayo, Pachuca and Marcapunta. See Note 23 to the Financial Statements.

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

B. Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of US$186.7 million, compared to US$470.8 million at December 31, 2011.

Cash provided by operating activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents provided by operating activities were US$335.7 million in 2012 compared to US$567.5 million in 2011. The decrease in net cash flow provided by operating activities was mainly attributable to (i) decreased proceeds from sales, from US$1,505.5 million in 2011 to US$1,410.1 million in 2012; (ii) increased payments to third parties, from US$672.5 million in 2011 to US$838.3 million in 2012; and (iii) increased income tax paid, from US$111.8 million in 2011 to US$136.3 million in 2012; partially offset by (i) increased royalties received, from US$56.2 million in 2011 to US$76.1 million in 2012; (ii) increased dividends received from Coimolache, from no dividends received in 2011 to US$16.5 million in 2012; (iii) an increase in value-added tax recovered, from US$22.6 million in 2011 to US$40.9 million in 2012; and (iv) decreased royalty payments, from US$73.8 million in 2011 to US$38.9 million in 2012, as a result of increased royalty payments to third parties and decreased payments to the Peruvian government.

Cash provided by operating activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents provided by operating activities were US$567.5 million in 2011 compared to US$537.6 million in 2010. The increase in net cash flow provided by operating activities was mainly attributable to (i) increased proceeds from sales, from US$997.8 million in 2010 to US$1,505.5 million in 2011 and (ii) an increase in value-added tax recovered, from US$7.5 million in 2010 to US$22.6 million in 2011; partially offset by (i) increased payments to third parties, from US$473.6 million in 2010 to US$672.5 million in 2011; (ii) decreased dividends received from Yanacocha and Cerro Verde, from US$183.0 million received in 2010 to no dividends received in 2011; (iii) increased income tax paid, from US$56.3 million in 2010 to US$111.8 million in 2011; and (iv) increased royalty payments, from US$55.3 million in 2010 to US$73.8 million in 2011, as a result of increased royalty payments to third parties and increased payments to the Peruvian government.

Cash used in investing activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents used in investing activities were US$487.5 million in 2012 compared to US$354.3 million in 2011. The increase in net cash flow used in investing activities was mainly attributable to: an increase in mining concessions, development cost and property, plant and equipment, from US$317.8 million in 2011 to US$442.9 million in 2012, in connection with hydroelectric construction at our subsidiary, Huanza; and the expansion of the refining plant capacity at our subsidiary, El Brocal.

Cash used in investment activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents used in investing activities were US$340.1 million in 2010 compared to US$354.3 million in 2011. The increase in net cash flow used in investing activities in 2011 compared with 2010 was mainly attributable to: an increase in payments for the purchase of investment shares, from US$19.6 million in 2010 to US$52.2 million in 2011; an increase in mining concessions, development cost and property, plant and equipment, from US$253.3 million in 2010 to US$317.8 million in 2011, in connection with hydroelectric construction at Huanza; and the expansion of the refining plant capacity at El Brocal.

Cash used in financing activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents used in financing activities were US$132.3 in 2012 compared to US$325.2 million in 2011. The decrease in net cash flow used in financing activities was mainly attributable to: a decrease in payments for purchase of shares to non-controlling shareholder, from US$225.3 million in 2011 from nil in 2012; an increase in financial obligations, from US$50.9 million in 2011 to US$74.3 million in 2012; and a decrease in the payment of dividends to non-controlling shareholders, from US$66.7 million in 2011 to US$44.9 million in 2012; partially offset by a decrease in proceeds from the sale of investments, shares from US$60.4 million in 2011 to nil in 2012; and an increase in the payment of dividends to shareholders, from US$142.5 million in 2011 to US$152.7 million in 2012.

Cash used in financing activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents used in financing activities were US$352.2 million in 2011 compared to net cash used in financing activities of US$329.1 million in 2010. The decrease in net cash flow used in financing activities in 2011 compared with 2010 was mainly attributable to a decrease in payments of financial obligations, from US$226.1 million in 2010 to US$2.0 million in 2011, and a decrease in financial obligations, from US$53.3 million in 2010 to US$51.0 million in 2011, partially offset by an increase in the payment of dividends to shareholders, from US$117.0 million in 2010 to US$142.5 million in 2011, an increase in the payment of dividends to non-controlling shareholders, from US$39.2 million in 2010 to US$66.7 million in 2011, an increase of US$60.4 million in sales of investments related to sales of El Brocal shares, and an increase in payments for the purchase of shares to non-controlling shareholders, from nil in 2010 to US$225.3 million in 2011.

Long-Term Debt

On December 2, 2009, Banco de Crédito del Peru executed a financial lease agreement with Conenhua, Huanza and us in the amount of US$119 million for construction of a hydroelectric power station. The lease was executed in favor of Huanza as lessee, and commits us to act as joint surety of Huanza to guarantee Huanza’s payment obligations. The term of the lease is 10 years and the interest rate is (i) LIBOR plus 4 percent from the first disbursement until six months after the start of commercial operation of the power station and (ii) LIBOR plus 4.1 percent from six months after the start of commercial operation of the power station until maturity. As of December 31, 2012 and 2011, amounts outstanding under this lease were US$119.0 and US$105.1 million, respectively.

On August 22, 2012, El Brocal entered into a medium-term loan contract with Banco de Crédito del Peru in the amount of US$120 million. This loan is variable rate (three-month LIBOR plus 3 percent) and has a term of four years. The loan is guaranteed by a pledge of one contract for the sale of copper concentrate and one contract for the sale of lead concentrate. As of December 31, 2012, US$60.0 million was outstanding under this loan. The interest expense related to this loan was US$0.3 million during the year ended December 31, 2012, which resulted in an increase in mining concessions, development cost and property, plant and equipment, net.

Exploration Costs; Capital Expenditures

Capital expenditures for 2013 are estimated to be approximately US$300 million. These budgeted capital expenditures include the following projects: the expansion of El Brocal treatment plant, the construction of the Procesadora Industrial Rio Seco chemical plant to treat concentrates from Uchucchacua and the construction of the Huanza hydroelectrical plant.

During 2012, we spent approximately US$95.5 million on “greenfield” and US$153.0 million on “brownfield” exploration-related investments primarily in Peru and, to a lesser extent, in Chile and Mexico. Our “greenfield” investments mainly focused on the following exploration projects: Trapiche, Tambomayo, San Gregorio, Chancas, Hualgayoc, Marcapunta, Colquemayo, Surichata and El Faique. Our “brownfield” investments were mainly focused in the Orcopampa, Poracota, Uchucchacua, Antapite, Mallay, Recuperada and Julcani areas. We financed our 2012 exploration program with internal funds.

In 2013, we intend to invest approximately US$100 to US$120 million in brownfield exploration projects. In 2013, we expect to invest approximately US$70 to US$80 million in greenfield exploration projects, mainly in the following greenfield exploration projects: Tambomayo, Trapiche, San Gregorio, Hualgayoc, Colquemayo and El Faique, among others.

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

Recent Accounting Pronouncements

IFRS

We prepare and present the Financial Statements in accordance with IFRS as issued by the IASB. For periods up to and including the year ended December 31, 2010, we prepared our financial statements in accordance with Peruvian GAAP. Our consolidated financial statements for the year ended December 31, 2011 are the first that we have prepared in accordance with IFRS. We have applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” to the opening balance as of January 1, 2010, the date of our transition to IFRS. The IFRS 1 application implies that all the standards are applied retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard. In addition, as a foreign private issuer in the United States, we are subject to less intensive reporting requirements and information regarding us may not be as readily disseminated into the market.

Improvements and interpretations issued as of December 31, 2012, include the following:

Effective the year 2012 –

There were no new standards and interpretations that were applicable to us for 2012.

Effective as from January 1, 2013 -

-	IAS 1, Presentation of Financial Statements, effective for annual periods beginning on July 1, 2012. The amendments to IAS 1 change the grouping of items presented in the statement of comprehensive income.

-	IAS 27, Separate Financial Statements (revised in 2011), effective for annual periods beginning on January 1, 2013. As a consequence of the new IFRS 10 and IFRS 12, what remains in IAS 27 is limited to accounting for subsidiaries, joint arrangements and associates in separate financial statements.

-	IAS 28, Investments in associates and joint ventures (revised in 2011), effective for annual periods beginning on January 1, 2013. As a consequence of the new IFRS 11 and IFRS 12, IAS 28 Investments in Associates and Joint Ventures, describes the application of the equity method to investments in joint ventures in addition to associates.

-	IFRS 9, “Financial Instruments”, effective January 1, 2015, modifies the treatment and classification of financial assets established by IAS 39, “Financial Instruments: Recognition and Measurement”.

-	IFRS 10, “Consolidated Financial Statements”, effective January 1, 2013, replaces the consolidation requirements in SIC-12, “Consolidation—Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”.

-	IFRS 11, “Joint Arrangement”, effective January 1, 2013, addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. The guidance focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case).

-	IFRS 12, “Disclosure of Interests in Other Entities”, effective January 1, 2013, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

-	IFRS 13, “Fair Value Measurement”, effective January 1, 2013, defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.

-	IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, effective January 1, 2013, clarifies when the stripping cost in the production phase should be recognized as an asset and how that asset should be measured, both initially and in subsequent periods.

Annual improvements to IFRS (issued in May 2012) -

-	IAS 1, Presentation of Financial Statements, clarifies the difference between voluntary annual comparative information and the minimum required of comparative period is the previous period.

-	IAS 16, Property, Plant and Equipment, clarifies that major spare parts and servicing equipments that meet the definition of property, plant and equipment are not inventories.

-	IAS 32, Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12.

Such improvements are effective for annual periods beginning on or after January 1, 2013.

Although we do not believe the new pronouncements will have a significant impact on us, we are currently evaluating their impact, if any, on our consolidated financial statements for 2013.

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

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2012:

Payments due by Period (US$ in millions)
		Less than	1-2	2-5	More than
	Total	1 year	years	years	5 years
Long-Term Debt (principal and interest)(*)	188.5	6.1	29.8	29.7	122.9
Capital Lease Obligations	-	-	-	-	-
Open Purchase Orders	-	-	-	-	-
Other Long-Term Obligations	-	-	-	-	-
Total Contractual Cash Obligations	188.5	6.1	29.8	29.7	122.9

(*)	Long-term debt includes US$119.0 million, which relates to a financial lease agreement between Banco de Crédito and Conenhua, Huanza and us for construction of a hydroelectric power station.

As of December 31, 2012, we had no other commercial commitments.

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 and the related Notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP and in U.S. Dollars.

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

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2012	2011	2010
Gold Sales (in thousands of US$)	2,201,815	2,002,602	1,778,260
Gold sold (oz.)	1,335,065	1,294,194	1,465,541
Average gold price received (US$/oz.)	1,662	1,576	1,216
Costs applicable to sales (US$/oz.)	517	581	448
Other expenses(in thousands of US$)	147,641	60,192	69,152
Net income (in thousands of US$)	626,540	642,387	589,894
Dividends paid (in thousands of US$)	-	-	-

Gold sales. Gold sales increased by 10 percent, or US$199.2 million, from 2011 to 2012, due principally to an increase in the average realized price of gold combined with an increase in the number of ounces sold. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales. Costs applicable to sales decreased by 11 percent from 2011 to 2012, due primarily to lower operating costs and lower production taxes, partially offset by higher third-party royalties due to higher sales revenues and lower by-product metal and silver sales credit due to lower production. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) employee profit sharing of 8 percent of pre-tax profits calculated in accordance with Peruvian GAAP, (iii) royalties of 3 percent of the quarterly net sale value of all gold and silver extracted from the mining concessions payable to Chaupiloma after deducting refinery and transportation costs, (iv) management fees payable to Newmont Peru, the operator of Yanacocha, (v) selling expenses, (vi) credit from by-product sales, mainly in connection with silver sales, (vii) government mining royalties in connection with the Carachugo mine, which resulted from the expiration of its 15-year stability agreement on January 1, 2010 and (viii) other costs.

Other expenses. Other expenses increased by 45 percent, or US$87.4 million, from 2011 to 2012, mainly due to an employee severance program in order to align Yanacocha’s organization with future business needs and increased community development and community affairs activities.

Income tax. Yanacocha’s financial and operating results were impacted by a tax expense of US$361.9 million in 2012, as compared to US$293.0 million in 2011, which reflects Yanacocha’s increased profitability and the full year impact of a new mining tax payable to the Peruvian government for extracting metallic and non-metallic resources.

Dividends. During the years ended December 31, 2011 and 2012, Yanacocha did not pay dividends to its partners and did not reserve any money related to reinvestment programs.

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

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Minera Yanacocha S.R.L. and the San José Reservoir Trust, or the Trust. In November 2008, Yanacocha funded the Trust to ensure the continuous operation of the San José Reservoir after 2018. Yanacocha transferred US$13 million to the Trust in 2008. No withdrawals are allowed until 2018 and Yanacocha is committed to a US$23 million fund as of such date. This Trust is irrevocable and is a separate legal entity. The trustee is FiduPeru S.A. and Yanacocha is the grantor and beneficiary. As a result, Yanacocha consolidates the Trust in the Yanacocha Financial Statements.

Use of Estimates

The Yanacocha Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of the Yanacocha Financial Statements requires Yanacocha to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to (i) mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and unit-of-production amortization calculations; (ii) environmental, reclamation and closure obligations; (iii) estimates of recoverable gold and other minerals in stockpile and leach pad inventories; (iv) write-downs of inventory, ore on leach pads and stockpiles to net realizable value; (v) employee benefit liabilities; (vi) valuation allowances for deferred tax assets; (vii) workers’ profit participation; (viii) reserves for contingencies and litigation; and (ix) the fair value and accounting treatment of financial instruments. Yanacocha bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

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

Recently Adopted Accounting Pronouncements

Fair Value Accounting. In May 2011, ASC guidance was issued related to disclosures around fair value accounting.  The updated guidance clarifies different components of fair value accounting, including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy.  Yanacocha’s January 1, 2012 adoption of the updated guidance had no impact on Yanacocha’s consolidated financial position, results of operations or cash flows. Refer to note 6 for further details regarding Yanacocha’s assets and liabilities measured at fair value.

Comprehensive Income. In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. Yanacocha adopted the new guidance and its deferral and opted to present the total of comprehensive income in two separate but consecutive statements effective for its fiscal year beginning January 1, 2011. The early adoption had no impact on Yanacocha’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Reporting of Amounts reclassified out of Accumulated Other Comprehensive Income. In February 2013, ASC guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires disclosure either in a single note or parenthetically on the face of the financial statements as to: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for Yanacocha’s fiscal year beginning January 1, 2013 with early adoption permitted. Yanacocha does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities. In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The update is effective for Yanacocha’s fiscal year beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required.

In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. Yanacocha does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

Results of Operations for the Years Ended December 31, 2012 and 2011

Sales

Sales increased by 10 percent from US$2,002.6 million in 2011 to US$2,201.8 million in 2012, due primarily to higher average realized prices combined with an increase in the number of ounces sold. Production by mine was as follows:

Mine	2012	2011
	(ounces)
Cerro Yanacocha	662,577	659,996
Carachugo	300,368	319,995
Maqui Maqui	5,811	9,906
La Quinua	377,236	303,226
Total	1,345,992	1,293,123

The increase in gold produced in 2012 as compared to 2011 was mainly attributable to an increase of milling activities related to higher volume of tons milled, which was 6.3 million DMT for the year ended December 31, 2012 as compared to 6.2 million DMT for the year ended December 31, 2011, and a higher gold grade and recovery rate of 3.89 grams per ton mined and 87.1%, respectively, for the year ended December 31, 2012 as compared to 2.92 and 82.3%, respectively, for the year ended December 31, 2011.

Costs applicable to sales

Costs applicable to sales decreased by 6 percent from 2011 to 2012 due primarily to lower operating costs and lower production taxes, partially offset by higher third-party royalties due to higher sales revenues and lower by-product metal silver and copper sales credit due to lower production. Costs applicable to sales per ounce of gold decreased by 11 percent, from US$581 in 2011 to US$517 in 2012, primarily due to lower direct mining cost per ounce of US$409 in 2012 as compared to US$497 in 2011, lower production taxes per ounce of US$9 in 2012 as compared to US$4 in 2011, partially offset by a lower silver credit per ounce of US$13 in 2012 as compared to US$36 in 2011.

Operating costs decreased by 11 percent from US$618.9 million in 2011 to US$549.9 million in 2012. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs, which decreased in 2012 primarily as a result of a decrease in the volume of ore mined, which was 42.6 million DST compared to 64.2 million DST for the year ended December 31, 2011.

Royalty expense was US$66.6 million in 2012 as compared to US$60.8 million in 2011. The increase in the royalty expense paid to Chaupiloma, which equals 3 percent of Yanacocha’s net sales, was directly related to the increase in Yanacocha’s sales revenues.

Workers’ profit participation increased by 2 percent, from US$79.1 million in 2011 to US$80.7 million in 2012. The increase in workers’ profit participation expense is related to the increase in Yanacocha’s sales revenues. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Employees.”

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased by 9 percent from US$231.5 million in 2011 to US$252.9 million in 2012. This increase was attributable principally to higher depreciation from inventory variation expenses.

Exploration expenses

Exploration costs, which include advanced projects, increased by 84 percent, from US$66.3 million in 2011 to US$121.7 million in 2012. This increase was attributable principally to increased advanced project activities related to the Conga project, an increased number of exploration works in the Yanacocha area and other regional/oxide development programs.

Other expenses

Other expenses increased by 180 percent, or US$70.8 million, from 2011 to 2012, mainly due to the execution of an employee severance program in order to align Yanacocha’s organization with future business needs, higher regional administration expenses and higher community development and external affairs activities.

Income tax provision

The increase in income tax provision was directly related to Yanacocha’s increase in taxable income and the full year impact of the new Peruvian mining and income taxes. The net effective tax rate was 39.0 percent in 2012 compared to 32.2 percent in 2011. The statutory rate for both years was a weighted average of 30 percent. The factors that most significantly impacted Yanacocha’s net effective tax rate were related to higher non-deductible expenses and the full year impact of the Special Mining Tax (Impuesto Especial de Minería), which applies to mines that are not party to a tax stabilization agreement and requires the payment of rates ranging from 2 percent to 8.4 percent of operating profit, as determined in accordance with Peruvian GAAP, payable on a quarterly basis, and the Special Mining Duty (Gravamen Especial a la Minería), which applies to companies that are party to tax stability agreements and is calculated as a percentage of operating profit, with marginal rates ranging from 4 percent to 13.12 percent, increasing progressively for companies with higher operating margins.

Net income

As a consequence of the foregoing, net income decreased by 2 percent, or US$15.8 million, from US$642.4 million in 2011 to US$626.5 million in 2012. As a percentage of sales, net income decreased from 32 percent in 2011 to 28 percent in 2012.

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

Operating costs decreased by 8 percent from US$669.1 million in 2010 to US$618.9 million in 2011. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs, which decreased in 2011 primarily as a result of a decrease in the volume of ore mined, which was 64.2 million DST compared to 83.7 million DST for the year ended December 31, 2010.

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

B. Liquidity and Capital Resources

As of December 31, 2012, Yanacocha had cash and cash equivalents of US$618.1 million, substantially all of which were held in U.S. Dollars, as compared to US$798.0 million as of December 31, 2011.

Cash provided by operating activities

Yanacocha’s operations generated a net cash flow of US$936.7 million in 2012, US$911.6 million in 2011 and US$621.7 in 2010. The net cash flow in 2012 was essentially the same as in 2011 as the benefit from increased sales volumes and average realized prices in 2012 were offset in part by increased costs driven in part by higher Peruvian tax rates and employee severance costs. The increase in net cash flow provided by operating activities in 2011 was mainly due to higher sales revenues as a result of an increase in average realized prices, partially offset by a lower volume of ounces sold and higher working capital.

Cash used in investing activities

Net cash used in investing activities was US$1.1 billion in 2012, US$992.5 million in 2011 and US$296.7 in 2010. In 2012, Yanacocha’s investing activities consisted primarily of US$498 million for engineering, construction and equipment at the Conga project, US$338 million for mine development at El Tapado Oeste, the Western Oxides and the Eastern Oxides, US$30 million for equipment components, US$25 million for water treatment plant studies and construction, US$18 million for gold mill tailings improvements, US$17 million for bio-leach studies and plant construction and US$15 million for the standardization of information technology systems. In 2011, Yanacocha’s investing activities consisted primarily of US$739 million for engineering, construction, equipment and off-site infrastructure at the Conga project, US$156.3 million for mine development at El Tapado Oeste, the Western Oxides and the Maqui Maqui deposits, US$55 million for leach pad expansions at La Quinua (area of the Western Oxides), US$24 million for land purchases, US$14.5 million for the standardization of information technology systems across the Newmont Group and the selection of SAP as its global information technology platform, US$9.9 million for water treatment project studies, US$9.6 million for La Quinua 2C studies of the instability and failure of the pit, US$8.6 million for life extension of the haul trucks fleet and US$4.9 million for construction of a new central warehouse.

Cash used in financing activities

Net cash used in financing activities was US$0 in 2012, US$2 million in 2011 and US$176.7 million in 2010. In 2012, Yanacocha carried no debt and accordingly had no financing costs. In 2011, Yanacocha’s financing activities consisted primarily of the last four installments of lease payments for haul trucks.

Exploration Costs; Capital Expenditures

Exploration

Yanacocha’s basic exploration and advanced project costs during the period from 1992 through 2012 were financed with a combination of internally generated funds, advances from partners and loans from DEG and IFC. During 2010, 2011 and 2012, Yanacocha incurred US$34.6 million, US$66.3 million and US$121.7 million, respectively, in exploration costs. In 2013, exploration efforts will focus on continued development of the Chaquicocha Sulfides project, testing the extension of the Yanacocha Verde deposit, continued exploration in the Yanacocha district and conducting an exploration program in the Yanacocha concession block outside of the operation district.

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2012 were financed with a combination of internally generated funds, advances from partners, loans from DEG and IFC and proceeds from Yanacocha’s Receivables Securitization (see Note 11 to the Yanacocha Financial Statements). Yanacocha’s capital expenditures from its formation in 1992 through 2012 have related principally to the construction of the Carachugo, Maqui Maqui, San José, Cerro Yanacocha and La Quinua mining operations, the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter at each plant, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of the Yanacocha Gold Mill, and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha’s capital expenditures from its formation through December 31, 2012 totaled approximately US$5,393 million, including capital expenditures of US$1,094 million in 2011 and US$1,148 million in 2012. In 2012, Yanacocha’s principal capital expenditures included US$498 million for engineering, construction and equipment at the Conga project, US$338 million for mine development at El Tapado Oeste, the Western Oxides and the Eastern Oxides deposits, US$30 million for equipment components, US$25 million for water treatment plant studies and construction, US$18 million for gold mill tailings improvements, US$17 million for bio-leach studies and plant construction and US$15 million for the standardization of information technology systems.

Yanacocha anticipates that its capital expenditures for 2013 will be approximately US$566 million, of which it plans to use approximately US$300 million in connection with the construction of the Conga project.  The remaining capital expenditure budget has been allocated for sustaining investment in current operations and development capital for upcoming operations.

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

F. Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2012:

		Payments due by Period (US$ in millions)
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Reclamation and Remediation Liability	529.4	-4.7	28.1	30.0	476.0
Open Purchase Orders	-	-	-	-	-
Other Long-Term Obligations(*)	18.0	18.0	-	-	-
Total Contractual Cash Obligations	547.4	13.3	28.1	30.0	476.0

(*)	Other long-term contracts include deferred workers’ compensation obligations, power and fuel supply contract commitments and fuel and inventory obligations.

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 and the related notes thereto included elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. Cerro Verde adopted IFRS effective January 1, 2010. The Cerro Verde Financial Statements for the year ended December 31, 2011 were the first that Cerro Verde prepared in accordance with IFRS. We applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” to the opening balance as of January 1, 2010, Cerro Verde’s transition date to IFRS. The IFRS 1 application implies that all the standards are applied retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard. See Note 3 to the Cerro Verde Financial Statements for further details and a description of the exceptions and exemptions applicable to first-time adopters.

A. Operating Results

Overview

We hold a 19.58 percent interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976, and was previously owned by the Peruvian government prior to its privatization in 1993. Freeport-McMoRan Copper & Gold Inc. holds a majority interest in Cerro Verde.

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

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2010, 2011 and 2012:

	As of and for the year ended December 31,
	2010	2011	2012
Income statement data(1)
Total revenues (US$ in thousands)	2,368,988	2,520,050	2,127,023
Net income (US$ in thousands)	1,074,393	1,078,399	772,070

Proven and Probable Reserves(2)
Proven:
Leachable ore reserves (metric tons in thousands)	145,302	127,684	64,462
Millable ore reserves (metric tons in thousands)	903,950	888,371	995,134
Probable:
Leachable ore reserves (metric tons in thousands)	97,911	96,857	137,691
Millable ore reserves (metric tons in thousands)	2,424,368	2,864,299	2,997,250
Average copper grade of leachable ore reserves (%)	0.41	0.40	0.34
Average copper grade of millable ore reserves (%)	0.40	0.39	0.38

Production(3)
Cathodes (in thousands of recoverable pounds)	183,426	166,017	118,703
Concentrates (in thousands of recoverable pounds)	483,937	481,217	445,771
Average realized price of copper sold (US$ per pound payable)	3.42	4.00	3.61

(1)	Derived from Cerro Verde’s financial statements filed with the Superintendencia del Mercado de Valores, or the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.
(2)	Reserve calculations are derived from the audited financial statements filed by Cerro Verde with the SMV. Cerro Verde used US$2.00 per pound of copper to determine copper reserves as of December 31, 2012. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.
(3)	Derived from Cerro Verde’s financial statements filed with the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.

Cerro Verde Mining Royalties

SUNAT, the Peruvian national tax authority, has assessed mining royalties on materials processed by the Cerro Verde concentrator that commenced operations in late 2006. These assessments cover the period from October 2006 to December 2007 and the years 2008 and 2009. SUNAT has issued rulings denying Cerro Verde’s protest of the assessments. Cerro Verde has appealed these decisions and currently these cases are pending before the Peruvian Tax Tribunal. Cerro Verde is challenging these royalties because it believes its stability agreement provides an exemption for all minerals extracted from its mining concession, irrespective of the method used for processing those minerals. Although Cerro Verde believes its interpretation of the stability agreement is correct, if Cerro Verde is ultimately found responsible for these assessments, it will also be liable for interest, which accrues at rates that range from approximately 7 to 18 percent based on the year accrued and the currency in which the amounts would be payable. As of December 31, 2012, the aggregate amount of the assessments, including interest and penalties, totaled US$218 million. SUNAT may continue to assess mining royalties annually until this matter is resolved by the Peruvian Tax Tribunal.

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

Units of Production (“UOP”) Depreciation

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

Contingencies

By their nature, contingencies will only be resolved when one or more future events do or do not occur. Determining contingencies inherently involves the exercise of judgment and calculation of the estimated results of future events.

Results of Operations for the Years Ended December 31, 2012 and 2011

Net sales. Net sales, including mark-to-market adjustments for pounds of copper pending settlement, decreased by 16 percent, from US$2,520.1 million in 2011 to US$2,127.0 million in 2012, principally due to a decrease in average realized copper price during 2012 and lower volume of copper sold. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011		2012		Variation
Average price
Copper (US$/MT)	US$	8,584	US$	7,965	(7)%

Volume sold
Copper (MT)		293,581		267,040	(9)%

Average realized copper prices per metric ton decreased from US$8,584 in 2011 to US$7,965 in 2012. The volume of copper sold decreased from 293,581 metric tons in 2011 to 267,040 metric tons in 2012, mainly due to a decrease in the volume of copper cathodes sold. The combined effect of these changes resulted in a US$393.0 million decrease in income from sales of copper in 2012 compared to 2011.

Total costs of sales. Total costs of sales decreased by 3 percent, from US$824.7 million in 2011 to US$801.6 million in 2012, due mainly to the net effect of the following:

(a) Material and supplies consumption costs increased by 15 percent, from US$315.5 million in 2011 to US$362.3 million in 2012, mainly due to the increase in price and quantity of fuel consumption used for the process of waste removal;

(b) Labor costs, including workers’ profit sharing, decreased by 25 percent, from US$256.2 million in 2011 to US$191.9 million in 2012, due mainly to lower workers’ profit sharing to be paid to employees calculated in 2012 as lower income tax basis was obtained;

(c) The variation of in process inventories decreased from US$19.1 million in 2011 to US$48.1 million in 2012 as a result of the current mining plan of processing high grade concentrates first and then low grade concentrates;

(d) Depreciation and amortization costs increased by 14 percent, from US$84.1 million in 2011 to US$95.9 million in 2012, due mainly to an increase in depreciation charges as the level of fixed assets increased;

(e) Repair and maintenance services increased by 19 percent, from US$74.2 million in 2011 to US$88.5 million in 2012; and

(f) Energy costs increased by 6 percent, from US$69.3 million in 2011 to US$73.1 million in 2012, mainly due to an increase in the unit cost per kilowatt during 2012.

Total operating expenses. Operating expenses decreased by 21 percent, from US$136.1 million in 2011 to US$108.2 million in 2012, due mainly to changes in the following components:

(a) Selling expenses decreased by 6 percent, from US$83.6 million in 2011 to US$78.7 million in 2012, due mainly to lower copper sales during 2012; and

(b) Excess of workers’ profit sharing expense decreased from US$21.9 million in 2011 to US$0 million in 2012, due to lower profit and taxable income during 2012.

Operating income. As a result of the foregoing, operating income decreased by 22 percent, from US$1,559.3 million in 2011 to US$1,217.3 million in 2012.

Income tax. Income tax expense, including current and deferred expense, decreased by 8 percent, from an expense of US$483.7 million in 2011 to an expense of US$443.3 million in 2012. Net current income tax expense decreased due to lower taxable income, partially offset by (i) higher deferred taxes mainly related to the deduction of costs for construction of the water treatment plant, mark-to-market adjustments and an increase of the effective tax rate from 30% to 32% beginning in 2014 pursuant to the New Tax Stability Agreement executed in July 2012 and (ii) higher mining taxes expense due to new taxes in force since the fourth quarter of 2011.

Net income. As a result of the foregoing, net income decreased by 28 percent, from US$1,078.4 million in 2011 to US$772.0 million in 2012. As a percentage of net sales, net income was 36 percent in 2012, compared with 43 percent in 2011.

Results of Operations for the Years Ended December 31, 2011 and 2010

Net sales. Net sales, including mark-to-market adjustments for pounds of copper pending settlement, increased by 6 percent, from US$2,369.0 million in 2010 to US$2,520.1 million in 2011, mainly due to an increase in average realized copper price during 2011. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011	Variation
Average price
Copper (US$/MT)	US$7,981	US$8,584	11%

Volume sold
Copper (MT)	296,821	293,581	(1)%

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

Total costs of sales. Total costs of sales increased by 28 percent, from US$646.0 million in 2010 to US$824.7 million in 2011, due to the following:

(a) Material and supplies consumption costs increased by 14 percent, from US$276.3 million in 2010 to US$315.5 million in 2011, mainly related to increased utilization of materials and operating supplies, primarily in the concentrator plant;

(b) Depreciation and amortization costs decreased by 4 percent, from US$87.7 million in 2010 to US$84.1 million in 2011, due mainly to a decrease in depreciation charges;

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

B. Liquidity and Capital Resources

As of December 31, 2012, Cerro Verde had cash and cash equivalents of US$1,427.5 million, compared to US$1,383.6 million at December 31, 2011.

Cash provided by operating activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents provided by operating activities were US$644.7 million in 2012 and US$1,190.7 million in 2011. The decrease in net cash flow provided by operating activities in 2012 compared with 2011 was mainly attributable to the following factors: (i) decrease in proceeds from sales from US$2,865 million in 2011 to US$1,961 million in 2012; (ii) decrease in payments to suppliers and salaries from US$1,057 million in 2011 to US$805 million in 2012 and (iii) decrease in payment of income tax from US$622 million in 2011 to US$413 million in 2012.

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

Cash used in investing activities for the years ended December 31, 2012 and 2011. Net cash used in investing activities increased from US$195.2 million in 2011 to US$600.8 million in 2012, mainly due to the expansion of production at Cerro Verde.

Cash used in investing activities for the years ended December 31, 2011 and 2010. Net cash used in investing activities increased from US$122.2 million in 2010 to US$195.2 million in 2011, mainly due to an increase in the purchase of property, plant and equipment during 2011.

Cash used in financing activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents used in financing activities was US$0 in 2011 and 2012.

Cash used in financing activities for the years ended December 31, 2011 and 2010. Net cash and cash equivalents used in financing activities decreased from US$950.0 in 2010 to US$0 million in 2011. The decrease in net cash flow used in financing activities in 2011 compared with 2010 was mainly attributable to the non-payment of dividends during 2011.

Long-term Debt

As of December 31, 2012, Cerro Verde had no debt outstanding.

C. Research and Development

Not applicable.

D. Trend Information

Expansion of operations

During 2010, Cerro Verde completed its concentrator plant expansion to increase the treatment of copper concentrate from 108,000 to 120,000 metric tons per day. During the second half of 2011, Cerro Verde completed the feasibility study for a major expansion of its concentrator and leaching facilities. The approximately US$4.0 billion project will expand the processing capacity from 120,000 metric tons per day of ore to 360,000 metric tons per day, targeting incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016. Cerro Verde submitted the EIS to the Peruvian authorities for review and approval in December 2011 and received approval from the MEM in December 2012. In 2012, Cerro Verde continued with the execution of its unit of production expansion by undertaking detailed engineering studies and procuring long-lead items. Cerro Verde expects to begin the construction phase of this project in 2013.

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

F. Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2012:

		Payments due by Period (US$ in millions)
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Provision for Remediation and Mine Closure	80	-	-	-	80
Other Long-Term Contractual Obligations	176	175	1	-	-
Total Contractual Cash Obligations	256	175	1	-	80

ITEM 6.	Directors, Senior Management and Employees

A.  Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting, for a three-year term. The last election took place in March 2011, and the next election is scheduled for March 2014. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides	58	Chairman of the Board	1980	March 2014
Timothy Snider	63	Director	2011	March 2014
Jose Miguel Morales(1)	67	Director	2012	March 2014
Aubrey Laurence Paverd	74	Director	2002	March 2014
Felipe Ortiz-de-Zevallos	65	Director	2003	March 2014
Carlos del Solar	72	Director	2011	March 2014
Germán Suárez	71	Director	2005	March 2014

Executive Officers
Roque Benavides(1)	58	President and Chief Executive Officer	2001
Carlos E. Gálvez	60	Vice President and Chief Financial Officer	2001
Raúl Benavides(1)	57	Business Development Vice President	1997
Alejandro Hermoza	51	Vice President Community Relations	2008
Francois Muths	61	Operations Vice President	2007
César E. Vidal	58	Explorations Vice President	1996
Gulnara la Rosa	48	General Counsel	2012
Leandro Garcia	44	General Comptroller and Compliance Officer	2011

(1)	Roque Benavides is the brother of Raúl Benavides, and José Miguel Morales is the brother-in-law of Roque Benavides and Raúl Benavides.

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

Aubrey Laurence Paverd, Director and member of the Nominating/Corporate Governance Committee and Audit Committee. Dr. Paverd is currently a private consultant based in Melbourne, Australia. He has been a director since 2002. From 1994 to 2000, he held the position of Group Executive Exploration with North Ltd., a diversified mining company with gold and base metal mines in Australia, Europe and North and South America. His career with Newmont Mining Corporation spanned 21 years. He began as Chief Geologist of South Africa in 1973, rising through the positions of Chief Geologist at Tsumeb Corporation Ltd., Namibia, a subsidiary of Newmont, to assistant to the Vice President of Exploration in New York in 1979, Director of Foreign Exploration in 1981 and ultimately Vice President of Exploration when he left Newmont in 1994. Dr. Paverd was also a lecturer in geology at Rhodes University during 1972 and 1973 and worked as a field and mining geologist in Australia and Zambia during the period from 1962 to 1969. He received B.S. (Hons) and M.S. degrees from Rhodes University in 1961 and 1966, respectively, and a Ph.D. from the University of James Cook North Queensland in 1972. Dr. Paverd is currently also a director of Randgold Resources Ltd., a London-listed West African gold mining company.

José Miguel Morales, Director and member of the Nominating/Corporate Governance Committee. Mr. Morales was our General Counsel from 1973 to 2012 and was appointed a member of the Board in 2012. From 1992 to 1995, Mr. Morales served as an alternate member of the Executive Committee of Yanacocha. Mr. Morales has also served as a member of the Executive Committee of Yanacocha since 1995. Mr. Morales currently serves as a director of seven of our nineteen mining and mining-related subsidiaries or affiliates. In addition, he has served as a director of the Instituto Nacional de Derecho de Minería y Petróleo (National Institute of Mining and Petroleum Law), serving as its President from 1989 to 1990 and as a director of the Sociedad de Minería y Petróleo del Perú (Mining and Petroleum Society of Peru) since 1998, serving as its vice chairman since 2000. He has been a director of the following non-mining related companies: Almaceneradel Perú S.A. from 1992, Inversiones Cosepa S.A. from 1979, Hotel Costa del Pacífico S.A. from 1994 and El Pacífico—Peruana Suiza Compañía de Seguros from 1979. Since 1973, he also has been a partner of Estudio Aurelio García Sayán Abogados, a Lima law firm. In February 2003, Mr. Morales was elected president of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy). On January 31, 2005, Mr. Morales ended his tenure as President of Sociedad Nacional de Minería, Petróleoy Energía and was elected on March 16, 2005 President of Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) until 2007. Mr. Morales received his law degree from Pontificia Universidad Católicadel Perú in 1968 and completed the Sloan Program at Stanford University’s Graduate School of Business in 1976.

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

Carlos del Solar, Director, member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. del Solar was appointed a director in March 2011. He graduated with degrees in Geology and Geological Engineering from the National University of San Marcos, earned a Master of Science degree from Stanford University, California and completed the Advanced Executive Management Program at the University of Piura. Between 1998 and 2001, Mr. del Solar served as President and General Manager of ARCO for Brazil, Colombia, Peru, and Trinidad.  In April 2001, he joined Hunt Oil in Peru as President and General Manager. From January 2005 through January 2007, he served as President of the National Society of Mining, Petroleum and Energy and as First Vice President of the Peruvian Confederation of Private Business Associations (CONFIEP) from March 2007 through March 2009. Since March 2010, Mr. del Solar has served as Second Vice President of the Peruvian Exporters Committee (COMEXPERU). He is currently a director and member of the Executive Committees of the National Society of Mining, Petroleum and Energy, of the Peruvian Confederation of Private Business Associations (CONFIEP) and of COMEXPERU. Mr. del Solar also serves as President of the Advisory Council of the Graduate School of the Peruvian University of Applied Sciences (UPC).

German Suárez, Director and Chairman of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Suárez has been a director since March 2005. Mr. Suárez is an economist who was employed by the Central Bank from 1964 to 1990. From 1979 to 1980, he worked at the International Monetary Fund, or IMF, representing Peru, and from 1981 to 1990 he was in charge of different posts at the Ministry of Economy and Finance. Mr. Suárez served as Chairman of Banco de la Nación from 1990 to 1992 and Chairman of the Central Bank of Peru from 1992 to 2001. He was a member of the board of directors at Bladex, Extebandes and Arlabank, Latin American Reserves Fund, Credicorp Ltd. and Banco de Créditodel Peru. From 1993 to 2001, Mr. Suárez served as Governor of the IMF and Alternate Governor of the Inter-American Development. For the period from 2000 to 2001, Mr. Suárez was elected Chairman of the G-24 (IMF-World Bank). Mr. Suárez graduated from UNMSM with a B.S. in Economics in 1965 and received an M.A. in Economics from Columbia University in 1969.

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

Alejandro Hermoza Maraví, Vice President Community Relations. A Mechanical Engineer graduated from the University of Maryland, Mr. Hermoza also holds an MSc in Engineering from the same University and an MBA from the Universidad de Ciencia Aplicadas – UPC. He worked as Development Manager for the Confederación Nacional de Instituciones Empresariales Privadas – CONFIEP, and later joined us in 2003, where he began as Deputy Manager for Administration and Human Resources. In 2011, Mr. Hermoza completed the Advance Management Program at Harvard Business School.

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

César E. Vidal, Vice President of Exploration. Dr. Vidal has been our Exploration Manager from 1996 to 2010 and Vice President of Exploration from 2011 onwards. Dr. Vidal received his B.Sc. in Geology from Universidad Nacional de Ingenieria (UNI) in 1977, a Ph.D. in Geology from the University of Liverpool, UK, in 1980 and certification as an engineering geologist in Peru from UNI in 1984. He was post-doctoral research fellow at the University of Heidelberg, Germany, from 1985 to 1986. From 1981 to 1987, he served as a geologist for Buenaventura Ingenieros S.A. From 1987 to 1991, he served as an exploration geologist for Perubar S.A., a Peruvian zinc mining company of the Glencore Group. Prior to rejoining Buenaventura, from 1991 to 1995, he served as an independent consultant to several mining companies. In 2002, he received the “Distinguished Engineering Geologist” award given by the Colegio de Ingenieros del Perú. He completed the Advanced Management Program at Templeton College, Oxford University in 2005 and currently serves as an alternate member of Minera Yanacocha’s Executive Committee.

Leandro Garcia, General Comptroller and Compliance Officer. Mr. Garcia received his Bachelor in Business Administration and Bachelor in Accounting from Universidad del Pacifico and his M.B.A. from the University of Miami, Florida. Mr. Garcia worked at Buenaventura from 1990 to 1997, where he served as Head of Treasury. He performed as CFO in Sociedad Minera El Brocal until 2000. He was also Manager of BTL Drugstores until 2005 and General Manager of Inkafarma Drugstores until June 2011. He rejoined Buenaventura as General Comptroller in July 2011.

Gulnara La Rosa, General Counsel. Ms. La Rosa has worked at Buenaventura since 1990. She was the Legal Director from 2006 to June 2012 and was appointed as Legal Manager and General Counsel in July 2012. Ms. La Rosa served as Head of the Legal Department from 1997 to 2006 and as a lawyer from 1991 to 1997. Ms. La Rosa received her law degree from Pontificia Universidad Católica del Perú in 1992. She also completed the Corporate Law Specialization Program at Universidad de Navarra, Spain, in 1991 and the High Specialization Program of Finance and Corporate Law at ESAN Graduate School of Business, Perú, in 2001. In addition, Ms. La Rosa attended the Management Program for Lawyers at Yale School of Management in 2005 and the Corporate Governance and Performance Program at Yale School of Management in 2012.

B. Compensation

During the year ended December 31, 2012, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$27.5 million, including director’s fees accrued in 2011 and paid in 2012. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers.

We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs. This program is in effect as long as the executives are employed by us at the settlement date of the program. See Note 14(b) to the Financial Statements.

C. Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or the General Meeting, and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Superintendencia del Mercado de Valores, or the SMV (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities), or CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Suárez, Paverd, Ortiz-de-Zevallos and del Solar.

Compensation Committee

The Compensation Committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee are currently Messrs. del Solar, Ortiz-de-Zevallos and Suárez.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders, monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Nominating/Corporate Governance Committee are currently Messrs. Benavides-Ganoza, Suárez, Morales, del Solar, Paverd, Ortiz-de-Zevallos and Snider.

D. Employees

As of December 31, 2012, we and our subsidiaries had 5,088 employees.  In addition, we have entered into arrangements with independent contractors which employed 15,535 persons who worked at our operations.  We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce.  As of December 31, 2012, the average tenure of our permanent laborers at the Julcani, Uchucchacua, Orcopampa, Poracota, Recuperada, Ishihuinca, Mallay, Breapampa and Antapite mines (the only mines for which we have long-term historical records) was approximately 10 years.

Of our 1,954 permanent employees, approximately 84 percent are members of nine different labor unions (including three unions and one labor union committee for clerical workers and five unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. There are also five unions for workers employed by independent contractors that were formed over the last four years in our mines at Uchucchacua, Antapite, Orcopampa, Poracota and Julcani.

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

During the six years prior to April 30, 2007, we did not experience any strikes.  Between April 2007 and June 2008, we were affected by five strikes, each lasting three to seven days, at our Uchucchacua, Orcopampa, Ishihuinca and Antapite mines.  On October 19, 2009, the National Mining Federation held a two-day strike at our Uchucchacua mine.  In 2010, we experienced two simultaneous strikes, each lasting approximately seven days, affecting operations at our Orcopampa, Uchucchacua and Antapite mines. In April 2011, we experienced a 21-day work stoppage at our Uchucchacua mine due to a strike and related local community demonstrations. In May and October 2011, we experienced two three-day strikes at our Orcopampa mine. In May and June 2012, we experienced a 15-day work stoppage at our Orcopampa mine due to strikes related to the collective bargaining process with our labor unions and a further 9-day work stoppage at our Orcopampa mine in October 2012 due to a strike by a contract labor union.

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

E. Share Ownership

As of March 31, 2013, our directors and executive officers, as a group, owned 948,624 Common Shares, representing 0.37 percent of all the 254,232,571 Common and Investment Shares outstanding. Our directors and executive officers do not own any Investment Shares.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2013 is set forth below:

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Roque Benavides†	365,398	0.14	—	—	365,398	0.14
Timothy Snider	—	—	—	—	—	—
José Miguel Morales†	267,228	0.11	—	—	267,228	0.11
Aubrey Laurence Paverd	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Carlos del Solar	—	—	—	—	—	—
Germán Suárez	—	—	—	—	—	—
Raúl Benavides†	267,228	0.11	—	—	267,228	0.11
Carlos E. Gálvez.	48,770	0.02	—	—	48,770	0.02
Alejandro Hermoza	—	—	—	—	—	—
Francois Muths	—	—	—	—	—	—
César E. Vidal	—	—	—	—	—	—
Gulnara la Rosa	—	—	—	—	—	—
Leandro Garcia	—	—	—	—	—	—

Directors and Executive Officers as a Group†	948,624	0.37%	—	—	948,624	0.37%

†	Does not include Common Shares owned by Roque Benavides, Raúl Benavides and the spouse of José Miguel Morales that are subject to usufructo agreements and related legal instruments with Alberto Benavides. These usufructo agreements and related legal instruments grant Alberto Benavides voting control over the Common Shares subject thereto and entitle Mr. Benavides to receive all dividends payable thereon during his lifetime. Alberto Benavides exercises voting control over the Common Shares subject to the usufructo agreements and related legal instruments, including 13,546,608, 13,546,608 and 13,546,608 Common Shares owned by each of Roque Benavides, Raúl Benavides and the spouse of José Miguel Morales, respectively. The Common Shares subject to the usufructo agreements and related legal instruments are not included in the separate calculations of share ownership for Roque Benavides, Raúl Benavides and José Miguel Morales in the table above.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2013, we had 274,889,924 Common Shares, including 21,130,260 treasury shares, and 744,640 Investment Shares, including 271,733 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2013, with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Control of the Company(1)

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares(3)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares(4)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares(5)

Benavides Family(2)	69,187,744	27.27	—	—	69,187,744	27.21
BlackRock Investment Management (UK) Ltd.	19,206,054	7.57	—	—	19,206,054	7.55
BlackRock Global Funds-World Mining Fund	8,750,000	3.45	—	—	8,750,000	3.44
Prima, AFP	12,806,114	5.05	—	—	12,806,114	5.04
Integra, AFP	12,619,755	4.97	—	—	12,619,755	4.96
Market Vectors ETF Trust Gold Miners ETF	11,015,164	4.34			11,015,164	4.33
Van Eck Global	12,079,992	4.76			12,079,992	4.75
BlackRock Global Funds-World Gold Fund	7,800,000	3.08	—	—	7,800,000	3.07
Fidelity Management & Research Co	4,288,376	1.69	—	—	4,288,376	1.69
Horizonte, AFP	9,349,815	3.68	—	—	9,349,815	3.68
BlackRock Fund Advisors	8,064,437	3.18	—	—	8,064,437	3.17

(1)	The table above excludes treasury shares. As of March 31, 2013, our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 271,733 Investment Shares.
(2)	These Common Shares are owned by certain members of Alberto Benavides de la Quintana’s immediate and extended family and their spouses and include the Common Shares over which Alberto Benavides de la Quintana exercises voting and dispositive control pursuant to usufructo agreements and related legal instruments.
(3)	Percentage calculated on the basis of 253,729,664 Common Shares outstanding, which excludes 21,160,260 treasury shares.
(4)	Percentage calculated on the basis of 472,907 Investment Shares outstanding, which excludes 271,733 treasury shares.
(5)	Percentage calculated on the basis of 254,232,571 Common Shares and Investment Shares outstanding, which excludes 21,431,993 treasury shares.

As of March 31, 2013, we estimate that 152,022,687 ADSs were held in the United States, which represented approximately 55.31 percent of Common Shares outstanding.  The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 58 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) totaled US$51.1 million in 2011 and US$32.3 million in 2012.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3 percent royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$55.9 million, US$62.7 million and US$67.2 million in 2010, 2011 and 2012, respectively, and are presented as royalty income in our consolidated statements of income.

Condesa did not receive a cash dividend from Yanacocha in 2010, 2011 or 2012.

We received cash dividends from Cerro Verde of approximately US$183.0 million in 2010. We did not receive a cash dividend from Cerro Verde in 2011 or 2012.

We received cash dividends from Coimolache of approximately US$16.5 million in 2012.

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

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for us operating and managing the transmission project, Yanacocha pays an annual fee of US$3.7 million. The revenues for these services amounted to approximately US$4.3 million in each of 2011 and 2010, respectively.

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

The dividend policy establishes that dividends will be not less than 20 percent of our net profits. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such annual obligatory shareholders’ meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20 percent of the total Common Shares outstanding can request a dividend of 50 percent or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2008 to 2012. Dividends with respect to the years 2008 to 2012 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2008	0.09	0.02	0.11	0.09	0.02	0.11	0.09	0.02	0.11
2009	0.02	0.14	0.16	0.02	0.14	0.16	0.02	0.14	0.16
2010	0.30	0.16	0.46	0.30	0.16	0.46	0.30	0.16	0.46
2011	0.33	0.23	0.56	0.33	0.23	0.56	0.33	0.23	0.56
2012	0.40	0.20	0.60	0.40	0.20	0.60	0.40	0.20	0.60

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders that were formerly contained in Law No. 26985, which had been abrogated. Legislative Decree No. 1061, effective since June 29, 2008, has amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will issue a notice within sixty days after the Annual Obligatory Shareholders’ Meeting, or after the expiration of the three-month period after the end of the prior fiscal year in which such Annual Obligatory Shareholders’ Meeting is required to be held, containing information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares; the total amount of uncollected dividends; and where shares and dividends pending claim are available for the non-controlling shareholders. The publication must be made in the official gazette “El Peruano,” on our website and on the SMV’s website. Article 262-B describes the procedure to request share certificates and/or dividends. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV.

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

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2008	1.63	118.75	33.00	274.92	42.89	9.00	0.02	90.00	40.00
2009	2.53	122.00	45.05	345.53	42.69	14.00	0.61	90.00	40.00
2010	1.44	155.50	83.00	271.37	57.20	28.59	0.04	110.00	78.00
2011	2.50	136.00	98.72	323.07	49.53	35.33	0.02	110.00	98.00
2012	2.15	117.00	82.55	236.28	43.90	30.86	0.22	109.30	75.00

Quarterly highs and lows

2011
1st quarter	0.22	136.00	113.00	75.72	49.53	39.30	0.01	110.00	100.00
2nd quarter	0.87	121.80	99.10	101.09	44.78	35.33	0.01	100.00	100.00
3rd quarter	0.71	134.10	100.40	82.42	49.45	36.12	0.01	105.00	98.00
4th quarter	0.70	123.00	98.72	63.84	45.80	35.58	0.00	104.60	101.40

2012
1st quarter	0.52	117.00	99.50	54.58	43.90	37.71	0.01	109.30	99.50
2nd quarter	0.52	113.00	93.50	67.42	43.04	35.03	0.22	110.00	89.42
3rd quarter	0.22	95.00	86.00	59.88	40.09	31.05	0.00	77.00	77.00
4th quarter	0.90	100	82.55	54.42	39.28	30.86	0.01	77.00	75.00

Monthly highs and lows

2012
October	0.02	100.00	90.90	13.97	39.28	34.56	0.00	77.00	77.00
November	0.84	93.55	83.00	19.06	37.52	32.00	0.01	77.00	77.00
December	0.05	92.50	82.55	21.39	36.27	30.86	0.01	75.00	75.00
2013
January	0.34	90.09	75.25	27.25	36.58	29.50	0.00	0.00	0.00
February	0.20	76.30	65.00	27.72	30.42	25.42	0.00	0.00	0.00
March	0.07	67.31	63.80	27.40	26.59.59	24.00	0.00	0.00	0.00

(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2013, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2013, there were 1,210 owners of record of the Common Shares and 918 owners of record of the Investment Shares.

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

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only in the event that the agreement relates to operations the company performs in the regular course of business and in an arms-length transaction. Further, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company’s Board of Directors. Directors are jointly liable to the company and the company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law. In addition, as mentioned above, Article 3 of Law No. 29720 provides that directors and managers are liable for economic or other damages we incur as a result of transactions we may enter into with them.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-Laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law. If we do not hold the Annual Obligatory Meeting during the three-month period after the end of each fiscal year or any other shareholders’ meeting required by the Peruvian Companies Law or our By-Laws, the SMV will directly, or at the request of at least one shareholder of the Common Shares, call for such a meeting, which will take place in a reasonable period of time. Other shareholders’ meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least 5 percent of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of 5 percent of the Common Shares, the shareholders’ meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, or the Board expressly or implicitly refuses to convene the shareholders’ meeting, the SMV will call for such meeting after giving notice to the Board of such request. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or the date of the meeting prescribed by the request or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. If the SMV calls for a shareholders’ meeting, the SMV will indicate the place, time and hour of the meeting, the agenda and the person who will preside. If it is a meeting other than the Annual Obligatory Meeting or a shareholders’ meeting required by the Peruvian Companies Law or our By-Laws, the agenda will contain those matters requested by the shareholders who requested the meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 016-2004-EF/94.10, Resolución CONASEV No. 015-2005-EF/94.10 and Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta such as us and to request the SMV to call a shareholders’ meeting if it is not called by the sociedad anónima abierta upon request. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally installed, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

Since we are a sociedad anónima abierta, notice of shareholders’ meetings must be given by publication of a notice, with the publication occurring at least 25 days prior to any shareholders’ meeting, in El Peruano and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholders’ meeting by holders of 100 percent of the outstanding Common Shares. According to Article 25 of our By-Laws and Article 257 of the Peruvian Companies Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in our By-Laws, the sale in a single act of assets with an accounting value that exceeds 50 percent of our capital stock, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50 percent of our total voting shares. For the second call, the presence of shareholders holding at least 25 percent of our total voting shares constitutes a quorum, and for the third call there is no quorum requirement. These decisions require the approval of the majority of the voting shares represented at the shareholders’ meeting. General Meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

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

Under our By-Laws, the following actions are to be taken at the annual obligatory shareholders’ meetings: approval of our statements of financial position, profit and loss statements and annual reports; approval of management performance; allocation of profits; election of external auditors; election of the members of the Board of Directors; and any other matters submitted by the Board of Directors. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-Laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

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

E. Taxation

The following summarizes the material Peruvian and United States tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes and holders of 10 percent or more of our voting shares. This discussion does not address any U.S. state or local taxes, the U.S. federal alternative minimum tax or the U.S. Medicare tax on net investment income. There is no tax treaty currently in effect between Peru and the United States, except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the United States which are subject to change and possibly with retroactive effect.

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

Prior to December 31, 2012, for nonresident individuals, the first five Tax Units (approximately US$6,800) of capital gains deriving from the transfer of securities were exempted from the Income Tax. Effective January 1, 2013, this exemption was repealed. If the transferor is a resident entity, capital gains deriving from the disposal of securities will be treated as any other taxable income subject to the 30 percent Corporate Income Tax rate.

Furthermore, prior to December 31, 2012, if the transferor was a resident individual, the first five Tax Units (approximately US$6,800) of capital gains deriving from the transfer of securities were exempted from the Income Tax. Effective January 1, 2013, such exemption was repealed. Any capital gain earned by a resident individual is subject to the five percent annual Income Tax rate regardless of whether or not the transaction is carried out on the Lima Stock Exchange and regardless of how many transactions are carried out by such individual. In this case, the five percent Income Tax rate will be applicable over the annual net capital gain, which is calculated by deducting from the annual gross capital gain of the annual losses resulting from the disposal of shares during the same fiscal year.

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

Law No. 29645 has technically been in force since January 1, 2011. Implementing regulations were enacted in July 2011, and CAVALI begun acting as a withholding agent on November 1, 2011. As a result, with regard to securities transferred though the Lima Stock Exchange by a nonresident transferor subsequent to November 1, 2011, such nonresident transferor is no longer obliged to self-assess and pay its Income Tax liability directly to Peruvian tax authorities within the first 12 working days following the month in which Peruvian source income was earned.

If the purchaser is resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent, except in cases in which the transferor is a resident individual.

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

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Under current law, a maximum 20 percent U.S. tax rate is imposed on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. The ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a maximum rate of 20 percent. Dividends paid in Nuevos Soles are includible in a United States dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Nuevos Soles for a different amount of U.S. Dollars will be United States source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax but in other circumstances may constitute a taxable dividend.

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

If we were a PFIC in any year during which a U.S. Holder owned ADSs or Common Shares, we would not be treated as a “qualified foreign corporation” for purposes of qualifying dividends paid to a U.S. Holder for the preferential 20 percent maximum U.S. tax rate noted above and the U.S. Holder would be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of ADSs or Common Shares (regardless of whether we continued to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on ADSs or Common Shares during a taxable year exceed 125 percent of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the ADSs or Common Shares). To compute the tax on an excess distribution or any gain, (i) the excess distribution or the gain is allocated ratably over the U.S. Holder’s holding period for the ADSs or Common Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

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

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Common Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Common Shares may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by carrying its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification number in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN, or other successor Form, or (iv) otherwise establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s United States Federal income tax liability.

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

As of March 31, 2013, we had no fixed price commitments for the sale of our metals. As of March 31, 2013, we had no silver derivative contracts or gold convertible put option contracts in place.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2013.

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

Fees Incurred in Past Annual Period

From January 1, 2012 to March 31, 2013, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm, Medina, Zaldívar, Paredes & Asociados, has issued an attestation report on our internal control over financial reporting, which is included below.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compañía de Minas Buenaventura S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 of Compañía de Minas Buenaventura S.A.A. and subsidiaries and our report dated April 30, 2013, expressed an unqualified opinion thereon.

/S/ MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Countersigned by:

/S/ MARCO ANTONIO ZALDÍVAR

Marco Antonio Zaldívar

C.C.P.A. Register No. 12477

Lima, Peru

April 30, 2013

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Mr. German Suárez is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Suárez and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the NYSE’s Listed Company Manual.

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

The Audit Committee proposed at the General Meeting that Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young Global, be elected as the independent auditor for 2012. Medina, Zaldívar, Paredes & Asociados has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2011 and 2012, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Medina, Zaldívar, Paredes & Asociados for 2011 and 2012.

	Year ended December 31,
	2011		2012
Audit Fees	US$	1,124,451	US$	1,002,413
Tax Fees	US$	213,764	US$	362,832
Total	US$	1,338,215	US$	1,365,245

Audit Fees. Audit fees in the above table are the aggregate fees billed by Medina, Zaldívar, Paredes & Asociados in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2011 and 2012.

Tax Fees. Tax fees in the above table are fees billed by Medina, Zaldívar, Paredes & Asociados in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy. In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members an engagement letter is executed. The Audit Committee approved all audit and tax fees in 2012.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2012, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

MINERA YANACOCHA S.R.L.

SOCIEDAD MINERA CERRO VERDE S.A.A.

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
Carlos E. Gálvez Pinillos
Chief Financial Officer

Dated: April 30, 2013

Exhibit Index

Exhibit No.	Document Description

1.1	By-Laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-Laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

4.1	English Summary of the Financial Lease Agreement (Arrendamiento Financiero), dated as of December 2, 2009, by and among Banco de Crédito del Peru, as lessor, Compañía de Minas Buenaventura S.A.A., as guarantor, Empresa de Generación de Huanza, S.A., as lessee, and Consorcio Energético Huancavelica S.A. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 28, 2011).

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

† Filed herewith.

F-1

Report of Independent Registered Public Accounting Firm

ERNST & YOUNG	Medina, Zaldivar, Paredes
& Asociados Sociedad Civil

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated financial statements of Compañía de Minas Buenaventura S.A.A. (a Peruvian corporation) and Subsidiaries (together the “Company”), which comprise the consolidated statement of financial position as of December 31, 2012 and 2011, and the related consolidated income statement, statement of comprehensive income, statement of shareholders’ equity and statement of cash flows for the years ended December 31, 2012 , 2011 and 2010. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We have not audited the financial statements for each of the years ended December 31, 2012, 2011 and 2010 of Minera Yanacocha S.R.L (an associate in which the Company has a 43.65% interest through its subsidiary, Compañía Minera Condesa S.A.). Those statements were audited by other auditors whose reports were furnished to us and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the reports of the other auditors. In the consolidated financial statements of the Company, the investment on the statement of financial position amounts to US$1,585.4 and US$1,312.1 million as of December 31, 2012 and 2011, respectively; and the share in the net income of this entity amounts to US$272.9, US$279.7, and US$251.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

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

In our opinion, based on our audit and the reports of other auditors on Minera Yanacocha S.R.L., the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and Subsidiaries as of December 31, 2012 and 2011, their results of operations and their cash flows for each of the years ended on December 31, 2012, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compañía de Minas Buenaventura S.A.A.´s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion thereon.

Lima, Peru,

April 30, 2013

/s/ Medina, Zaldivar, Paredes & Asociados

Countersigned by:

/s/ Marco Antonio Zaldívar

Marco Antonio Zaldívar

C.P.C.A. Register No.12477

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2012 and 2011

	Note	2012	2011
		US$(000)	US$(000)
Asset
Current asset
Cash and cash equivalents	4(a)	186,712	480,968
Financial assets at fair value through profit or loss	5	54,509	52,178
Trade accounts receivable, net	6(a)	256,431	172,569
Other accounts receivable	7	108,568	48,521
Accounts receivable from associates	31(c)	22,534	47,425
Hedge derivative financial instruments	27(a)	-	1,283
Inventory, net	8(a)	163,067	149,108
Prepaid expenses		11,837	16,234

Total current asset		803,658	968,286

Other accounts receivable	7	6,702	5,570
Accounts receivable from associates	31(c)	33,377	32,262
Long-term inventory	8(a)	55,937	48,845
Investment in associates	9(a)	2,436,237	1,935,004
Mining concessions, development costs, property, plant and equipment, net	10(a)	1,134,276	830,997
Deferred income tax asset, net	24(a)	113,343	125,538
Other assets		5,123	7,047

Total assets		4,588,653	3,953,549

The accompanying notes are an integral part of this consolidated statement of financial position.

	Note	2012	2011
		US$(000)	US$(000)
Liabilities and shareholders’ equity, net
Current liability
Trade accounts payable	12	199,551	142,375
Accounts payable to associates	31(c)	890	883
Other accounts payable	13	59,096	41,150
Provisions	14	71,780	91,287
Embedded derivatives for purchase and sale of concentrates, net	27(c)	4,939	7,306
Income tax payable		7,935	36,423
Financial obligations	15(a)	5,815	1,042
Total current liabilities		350,006	320,466

Other non-current provisions	14	100,041	86,528
Accounts payable to associates	31(c)	731	1,004
Financial obligations	15(a)	173,489	105,072
Total liability		624,267	513,070
Shareholders’ equity, net	16
Capital stock, net of treasury shares for US$(000)62,622		750,540	750,540
Investment shares, net of treasury shares for US$(000)762		1,399	2,019
Additional paid-in capital		219,471	225,978
Legal reserve		162,663	162,639
Other reserves		269	269
Retained earnings		2,566,787	2,034,768
Other reserves of equity		925	2,068
Shareholders’ equity, net attributable to owners of the parent		3,702,054	3,178,281
Non-controlling interest		262,332	262,198
Total shareholders’ equity, net		3,964,386	3,440,479
Total liabilities and shareholders’ equity, net		4,588,653	3,953,549

The accompanying notes are an integral part of this consolidated statement of financial position.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement
For the years ended December 31, 2012, 2011 and 2010

	Note	2012	2011	2010
		US$(000)	US$(000)	US$(000)
Operating income
Net sales	18	1,496,349	1,493,882	1,047,885
Royalty income	31(a)	67,178	62,742	55,883
Total income		1,563,527	1,556,624	1,103,768
Operating costs
Cost of sales, without considering depreciation and amortization	19	(629,492)	(446,163)	(347,129)
Exploration in units in operation	20	(153,018)	(109,355)	(91,441)
Depreciation and amortization		(123,043)	(96,381)	(74,864)
Royalties	21	(37,667)	(60,262)	(52,270)
Total operating costs		(943,220)	(712,161)	(565,704)
Gross income		620,307	844,463	538,064
Operating expenses
Administrative expenses	22	(99,295)	(75,170)	(107,237)
Exploring in non-operating areas	23	(95,491)	(49,593)	(36,105)
Selling expenses		(18,090)	(11,617)	(9,375)
Reversal (provision) for impairment of long-lived assets	11	(3,617)	-	13,135
Excess of workers’ profit sharing	14(b)	(2,164)	(6,221)	-
Reimbursement of exploration expenses on projects		-	-	15,013
Other, net		16,584	2,513	10,653
Total operating expenses		(202,073)	(140,088)	(113,916)
Operating income		418,234	704,375	424,148
Other income (expenses), net
Share in the results of associates under equity method	9(b)	464,239	468,363	428,885
Interest income		9,486	11,827	8,203
Interest expense		(8,290)	(11,823)	(12,271)
Net gain (loss) from currency exchange difference		1,715	(675)	(750)
Total other income, net		467,150	467,692	424,067
Income before income tax		885,384	1,172,067	848,215
Income tax	24(b)	(142,594)	(211,589)	(123,326)
Net income		742,790	960,478	724,889
Attributable to:
Owners of the parent		684,685	858,927	660,821
Non-controlling interest		58,105	101,551	64,068
		742,790	960,478	724,889
Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	25	2.69	3.38	2.60
Weighted average number of shares outstanding (common and investment), in units	25	254,232,571	254,442,328	254,442,328

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2012, 2011 and 2010

	Note	2012	2011	2010
		US$(000)	US$(000)	US$(000)

Net income		742,790	960,478	724,889

Net change in unrealized gain (loss) on hedging derivative	27(b)	(1,283)	24,471	(16,345)
Income tax for the effect on change in unrealized gain (loss) on hedging derivative	27(b)	439	(7,395)	4,903
Net change in unrealized gain (loss) on other investments		(715)	(687)	477

Other comprehensive income, net of taxes		(1,559)	16,389	(10,965)

Total comprehensive income, net of taxes		741,231	976,867	713,924

Attributable to:
Owners of the parent		683,542	866,901	656,319
Non-controlling interest		57,689	109,966	57,605

		741,231	976,867	713,924

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2012, 2011 and 2010

	Attributable to owners of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non- controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Balance as of January 1, 2010	253,759,664	750,540	2,019	225,978	112,363	269	974,818	(1,404)	2,064,583	202,520	2,267,103
Net income	-	-	-	-	-	-	660,821	-	660,821	64,068	724,889
Net change in unrealized loss on hedging derivative, net of taxes	-	-	-	-	-	-	-	(4,979)	(4,979)	(6,463)	(11,442)
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	477	477	-	477

Total comprehensive income of the year	-	-	-	-	-	-	660,821	(4,502)	656,319	57,605	713,924

Dividends declared and paid, note 16(d)	-	-	-	-	-	-	(117,043)	-	(117,043)	(39,176)	(156,219)
Proceeds of expire dividends	-	-	-	-	27	-	-	-	27	-	27
Capitalization of debt to minority shareholder of La Zanja	-	-	-	-	-	-	-	-	-	19,634	19,634
Transfer to legal reserve	-	-	-	-	50,243	-	(50,243)	-	-	-	-
Capitalization of debt to minority shareholder	-	-	-	-	-	-	2,659	-	2,659	(1,791)	868

Balance as of December 31, 2010	253,759,664	750,540	2,019	225,978	162,633	269	1,471,012	(5,906)	2,606,545	238,792	2,845,337

Net income	-	-	-	-	-	-	858,927	-	858,927	101,551	960,478
Net change in unrealized gain on hedging derivative, net of taxes	-	-	-	-	-	-	-	8,661	8,661	8,415	17,076

The accompanying notes are an integral part of this consolidated statement of financial position.

	Attributable to owners of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non- controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Net change in unrealized loss on other investments	-	-	-	-	-	-	-	(687)	(687)	-	(687)

Total comprehensive income of the year	-	-	-	-	-	-	858,927	7,974	866,901	109,966	976,867

Dividends declared and paid, note 16(d)	-	-	-	-	-	-	(142,488)	-	(142,488)	(66,736)	(209,224)
Expired dividends	-	-	-	-	6	-	-	-	6	-	6
Acquisition of non-controlling interest in El Brocal and Colquijirca, note 1(f)	-	-	-	-	-	-	(141,235)	-	(141,235)	(24,107)	(165,342)
Other acquisitions of non-controlling interests	-	-	-	-	-	-	(11,448)	-	(11,448)	4,283	(7,165)

Balance as of December 31, 2011	253,759,664	750,540	2,019	225,978	162,639	269	2,034,768	2,068	3,178,281	262,198	3,440,479

Net income	-	-	-	-	-	-	684,685	-	684,685	58,105	742,790
Net change in unrealized loss on hedging derivative, net of taxes	-	-	-	-	-	-	-	(428)	(428)	(416)	(844)
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	(715)	(715)	-	(715)

Total comprehensive income of the year	-	-	-	-	-	-	684,685	(1,143)	683,542	57,689	741,231

Dividends declared and paid, note 16(d)	-	-	-	-	-	-	(152,666)	-	(152,666)	(44,881)	(197,547)
Capitalization of debt to minority shareholder of La Zanja	-	-	-	-	-	-	-	-	-	(12,674)	(12,674)
Treasury shares	-	-	(620)	(6,507)	-	-	-	-	(7,127)	-	(7,127)
Expired dividends	-	-	-	-	24	-	-	-	24	-	24

Balance as of December 31, 2012	253,759,664	750,540	1,399	219,471	162,663	269	2,566,787	925	3,702,054	262,332	3,964,386

Las notas a los estados financieros adjuntas son parte integrante de este estado consolidado.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	1,410,120	1,505,476	997,829
Royalty received	76,106	56,153	58,825
Value added tax (VAT) recovered	40,940	22,585	7,480
Dividends received	16,467	-	182,955
Interest received	8,606	8,528	8,098
Payments to suppliers and third parties	(838,250)	(672,479)	(473,630)
Payments to employees	(201,494)	(164,677)	(126,042)
Income tax paid	(136,336)	(111,802)	(56,251)
Payments of royalties	(38,985)	(73,776)	(55,265)
Payments of interest	(1,485)	(2,543)	(6,377)

Net cash and cash equivalents provided by operating activities	335,689	567,465	537,622

Investment activities
Decrease in time deposits	10,121	7,814	(17,935)
Proceeds from sale of investment shares	3,658	-	-
Proceeds from sale of mining concessions, development costs, property, plant and equipment	255	7,891	694
Additions to mining concessions, development costs, property, plant and equipment	(442,927)	(317,816)	(253,275)
Contributions to associates and payments for purchase of investment shares	(58,594)	(52,182)	(19,625)
Additions to financial assets at fair value through profit or loss	-	-	(50,000)

Net cash and cash equivalents used in investment activities	(487,487)	(354,293)	(340,141)

Financing activities
Increase in financial obligations	74,258	50,962	53,262
Dividends paid	(152,666)	(142,488)	(117,043)
Dividends paid to non-controlling shareholders	(44,881)	(66,736)	(39,176)
Capital stock reduction paid to non-controlling interest	(7,980)	-	-
Payments of financial obligations	(1,068)	(2,000)	(226,117)
Proceeds from sale of shares investments	-	60,379	-
Disbursements related to incorporation of non-controlling interests	-	(225,303)	-
Net cash and cash equivalents used in financing activities	(132,337)	(325,186)	(329,074)

Decrease in cash and cash equivalents for the period, net	(284,135)	(112,014)	(131,593)

F-10

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Cash and cash equivalents at beginning of year	470,847	582,861	714,454
Cash and cash equivalents at the year-end, note 4(a)	186,712	470,847	582,861

Consolidated Statements of Cash Flows (continued)

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to owners of the parent	684,685	858,927	660,821
Add (less)
Depreciation and amortization	147,449	118,322	90,021
Net income attributable to non-controlling interest	58,105	101,551	64,068
Deferred income tax, mining royalties and special mining tax	10,809	42,369	34,744
Changes in the fair value of embedded derivatives of purchase and sale of concentrates and adjustments on open liquidations	(16,592)	33,889	(20,500)
Accretion expense of the provision for closure of mining units and exploration projects	6,812	9,100	6,392
Net cost of plant and equipment retired and sold	4,120	1,858	3,136
Provision for impairment of long-lived assets	3,617	-	-
Loss (gain) from currency exchange difference	(1,715)	675	750
Share in the results of associates under equity method, net of dividends received in cash, note 9(b)	(447,772)	(468,363)	(245,930)
Provisions	(6,200)	(12,274)	74,009
Net changes in assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable, net	(83,862)	(11,641)	(37,978)
Other accounts receivable	(60,047)	2,552	(23,921)
Accounts receivable from associates	23,776	(40,048)	(17,773)
Inventory	(21,051)	(88,461)	(64,646)
Prepaid expenses	(4,397)	(13,244)	5,246
Increase (decrease) in operating liabilities -
Trade accounts payable	57,176	51,001	30,017
Other accounts payable	9,264	(28,046)	(27,431)
Income tax payable	(28,488)	9,298	6,597

Net cash and cash equivalents provided by operating activities	335,689	567,465	537,622

The accompanying notes are an integral part of this statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years 2012, 2011 and 2010

1.	Identification and business activity of the Company

(a)	Identification -

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

Buenaventura directly operates nine mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite, Ishihuinca Mallay and Breapampa. In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit and Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila - Paula mining unit. The Company also holds interests in a number of other mining companies. The Company also holds interests in a number of other mining companies. The Company also owns an electric power distribution company, an electric power generation company (construction stage), a mining engineering services company, a construction services company and another company which will provide chemical processing to treat concentrates from Uchucchacua with high manganese content. See note 1(h).

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2012 and 2011 were approved by Management on April 30, 2013 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by Law. In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings.

Notes to the consolidated financial statements (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership in capital
	December 31, 2012		December 31, 2011
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	82.91	17.09	82.91	17.09
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (*) (e), (f)	2.54	48.18	2.54	48.18
Inversiones Colquijirca S.A. (*) (f)	99.99	-	99.99	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	100.00	-	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	100.00	-	100.00	-
El Molle Verde S.A.C.	100.00	-	100.00	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generación Huanza S.A. (g)	-	100.00	-	100.00

Services
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
BISA Construcción S.A.	-	100.00	-	100.00
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Industrial activities
Procesadora Industrial Rio Seco S.A. (h)	100.00	-	100.00	-

(*)	As of December 31, 2012 and 2011 Buenaventura´s participation in El Brocal common shares was 53.72 percent. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Buenaventura´s subsidiary (99.99 percent as of December 31, 2012 and 2011), has a 51.06 percent interest in El Brocal, through which Buenaventura held an indirect participation of 48.18 percent as of December 31, 2012 and 2011. See note 1(f).

Notes to the consolidated financial statements (continued)

(e)	Project for the expansion of El Brocal operations -

On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 DMT/day of ore. This project, will allow processing ore with lower lead–zinc grade from Tajo Norte and copper from Marcapunta, divided in three stages:

-	First: Optimization of the current plant of 5,000 DMT/day to 7,000 DMT/day.

-	Second: New concentrate plant 2,490 DMT/day.

-	Third: Expansion of the new plant from 2,490 DMT/day to 11,000 DMT/day.

Optimization Plant No. 1 (first stage) and the new concentrator (second stage) with additional treatment capacity of 2,000 DMT/day and 2,490 DMT/day, respectively started operations in October 2010 and January 2011.

As of December 31, 2012 and 2011, the works related to the project to expand operations, which costs have been capitalized, considering the project economic feasibility study by El Brocal’s Management criteria, are the following:

	2012	2011
	US$(000)	US$(000)
Mine development costs
Expansion of Tajo Norte – Marcapunta Norte	16,429	16,429

Mining concessions, property, plant and equipment
Expansion of refining plant capacity to 18,000 DMT/day	127,262	103,337
Optimization of crushing plant and conveyor belt	53,674	17,018
Huachacaja tailings areas	38,060	7,825
New offices and camps	16,188	13,350
Expansion of power grid	14,812	7,941
Support area	4,311	3,067
Program management	3,852	2,476
Mineral storage	2,098	2,098
Borrowing cost	334	-
Other minor activities	928	759

Total investment made	277,948	174,300

Notes to the consolidated financial statements (continued)

(f)	Changes in the participation of Colquijirca and El Brocal -

Inversiones Colquijirca S.A.

On July and August of 2011, the Company increased its participation of 81.42 to 99.99 percent in Colquijirca; acquiring shares amounted to US$197,021,000, which was totally paid in cash as part of the investment.

The difference between price paid and the carrying amount of these shares amounted to US$166,692,000, was recorded in “Retained earnings” caption in the consolidated statement of changes in shareholders´ equity.

Sociedad Minera El Brocal S.A.A.

During the year 2011, the Company purchased and sold El Brocal´s shares. The disbursements to acquire 1.38 percent of El Brocal´s shares amounted to US$28,282,000, which was totally paid in cash at the date of consolidated statement of financial position. Revenues from the sale of 3.09 percent of El Brocal´s shares amounted to US$68,142,000.

The difference between price paid and the carry amount of these shares and the price received net of cost from shares sold, amounted to US$23,292,000, was recorded in “Retained earnings” caption in the consolidated statement of changes in shareholders´ equity.

(g)	Construction of hydroelectric power station -

In November 2009, the Consorcio Energético de Huancavelica S.A. Board of Directors approved the construction of 90.6 MW capacity Huanza Hydroelectric Power Station, located in the Santa Eulalia river valley. This initial investment of US$145,000,000, is in progress since March 2010. This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energético de Huancavelica S.A.’s own resources. The hydroelectric power station will start operations in the third quarter of 2013 and the estimated investment is US$180,000,000.

As of December 31, 2012, the investment in this project amounted to US$177,133,000 (US$119,509,000 as of December 31, 2011), and it is composed as follows:

	2012	2011
	US$(000)	US$(000)

Development costs
Concessions and other minors	2,171	2,142
Property, plant and equipment
Water conductor system	86,967	50,468
Preliminary work	38,216	41,812
Borrowing cost	10,974	6,364
Pallca dam and water intake	9,977	1,564

Notes to the consolidated financial statements (continued)

	2012	2011
	US$(000)	US$(000)

Round house and yard keys	7,754	3,128
Access road	7,387	6,305
Conduction tube line – Conay river	6,445	2,189
Transmition line in 60 KV	3,293	2,766
Other minor activities	3,949	2,771

	174,962	117,367

Total included in work in progress	177,133	119,509

(h)	Construction of washing plant, sulfuric acid and manganese sulfate -

At Board of Directors held on October 28, 2010, agreed the constitution of Procesadora Industrial Rio Seco S.A., in order to carry out the plant for the manganese sulfate project. The project is located in the community of Lomera in Huaral at 102 kilometers from Lima. The main objective of this project is to wash with sulfuric acid, the manganese content in the lead-silver concentrate of Uchucchacua mining unit to reduce chemically the level of manganese and to obtain a higher value added in ore concentrate. This process will also improve and increase recovery of silver reserves. For the treatment of gaseous effluents of the process, a sulfuric acid recovery plant will be installed, that will be used for the acid wash of the concentrate.

The total estimated investment for the construction of the washing plant, the plant of sulfuric acid and manganese sulphate plant amounted to US$93,379,000, and it is expected to be completed in the third quarter of 2013. As of December 31, 2012, the investment in this project amounts to US$84,288,000 (US$27,606,000 as of December 31, 2011).

(i)	Mallay’s mining unit start up -

On April 2, 2012, the Company obtained the authorization to operate the plant and other services of Mallay mining unit, located 15 kilometers from the Uchucchacua mining unit. The new plant has a treatment capacity of 400 MT / day, and it operates since April 2012. As of December 31, 2012, Mallay mining unit has produced 668,327 ounces of silver. Total investment in fixed assets was US$64,392,000 of which US$19,958,000 were disbursed in 2012.

(j)	Breapampa’s mining unit start up -

On November 2012, the Company obtained the authorization of the operation of the processing plant of Breapampa mining unit, located in the district of Chumpi, Parinacochas province, Ayacucho. The new plant has a treatment capacity of 10,000 MT / day, and it operates since November 2012. As of December 31, 2012, Breapampa mining unit has produced 5,922 ounces of gold. Total investment in fixed assets was US$52,125,000 of which US$31,560,000 were disbursed in 2012.

Notes to the consolidated financial statements (continued)

(k)	Capital reduction of Minera La Zanja S.R.L. (La Zanja) -

On January 26, 2012, the Shareholder’s meeting agreed to reduce the capital stock of La Zanja by US$27,000,000, returning cash contributions. This agreement was registered in the public records on March 30, 2012. The amount of the refund to the non-controlling interest amounted to US$4,694,000 (US$12,674,000 net disbursements of US$7,980,000).

2.	Significant accounting principles

2.1.	Basis of preparation -

Statement of compliance -

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”), as issued by the International Accounting Standards Board (hereinafter “IASB”) and its interpretations issued by the IFRS Interpretations Committee (hereinafter “IFRS”), effective as of December 31, 2012.

Measurement basis -

The consolidated financial statements have been prepared on a historical cost basis from the Company records, except for financial assets and liabilities at fair value through profit or loss which include the derivative financial instruments and the liability for stock appreciation rights that have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except when otherwise indicated, see note 2.3(a).

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

Notes to the consolidated financial statements (continued)

The Company changed the ownership interest of its subsidiaries, without a loss of control. Consequently, they are accounted for as an equity transaction.

2.2.	Significant judgments, estimates and assumptions -

The preparation of consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of consolidated financial statements, and reported amounts of revenues and expenses to be reported for the years ended December 31, 2012, 2011 and 2010. In Management´s opinion, these estimates were made on the basis of their best knowledge of the relevant facts and circumstances at the date of preparation of consolidated financial statements; however, uncertainty about these assumptions and estimates could result in outcomes that can differ from the estimates included in the consolidated financial statement. The Company’s Management does not expect that these changes would have a significant effect on the consolidated financial statements.

Company´s Management considers the following significant estimates to prepare the consolidated financial statements:

(a)	Provision for closure of mining units – (note 2.3(n) and note 14(a)) -

The Company assesses its provision for closure of mining units annually. Significant estimates and assumptions are made in determining this provision, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulations changes, costs increases as compared to the inflation rates and changes in the discount rates. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at reporting date represents Management´s best estimate of the present value of future rehabilitation costs required.

(b)	Determination of mineral reserves and resources -

The Company computes its reserves using methods generally applied by the mining industry in accordance with international guidelines. All reserves computed represent the estimated amounts of proved and probable ore that can be processed economically under the present conditions.

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

(c)	Unit-of-production depreciation - (note 2.3(g)) -

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

(d)	Mine development costs - (note 10 (c)) -

The application of the Company’s accounting policy for exploration and mine development costs requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation. The determination of reserves and mineral resources is a complex estimation that requires varying degrees of uncertainty depending on sub-classification and these estimates directly impact the point of deferral of exploration and mine development costs and its amortization method for development costs. The deferral policy requires Management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction, operation and sale of mineral can be established. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in profit or loss in the period when the new information becomes available.

(e)	Share-based payment transactions - (note 14(b)) -

The Company measures the cost of cash-settled share-based payments to employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 14(c).

Notes to the consolidated financial statements (continued)

(f)	Impairment of non-financial assets - (note 11) -

The Company has determined that the operations of each mining unit are cash generating units, considering each mining unit operation independently.

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

(g)	Contingencies - (note 30) -

By their nature, contingencies will only be resolved when one or more future events do or do not occur. Determining contingencies inherently involves the exercise of judgment and estimates of the outcome of future events.

(h)	Fair value of financial instruments - (note 29) -

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

(i)	Production start date - (note 10(c)) -

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

Notes to the consolidated financial statements (continued)

-	Level of capital expenditure incurred compared to the original construction cost estimates.
-	Completion of a reasonable period of testing of the mine plant and equipment.
-	Ability to produce metal in saleable form (within specifications).
-	Ability to sustain ongoing production of metal.

When a mine development project moves into the production stage, the capitalization of certain mine development costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization (relating to mining asset additions or improvements), underground mine development or mineable reserve development. It is also at this point that depreciation or amortization commences.

(j)	Recovery of deferred tax assets - (note 24) -

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

(k)	Inventories - (note 8) -

Inventories are classified in short and long-term according to the period of time in which Management estimates will begin the production stage of concentrate extracted of each mining unit.

Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale. Additionally, in calculating the net realizable value of the Company’s long-term inventories, Management also considers the time value of money.

Notes to the consolidated financial statements (continued)

Classified mineral inventories –

Classified mineral contain lower grade ore than the average of the mineral treated, which have been removed from the pit of Colquijirca mining unit, and that are available to continue in the process of recovery of mineral and concentrates.

Because it is generally impracticable to determine the mineral contained in the classified mineral located in the deposit field near to the Tajo Norte by physical count, reasonable estimation method are employed. The quantity of mineral delivered to classified mineral is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper, lead and zinc grades of material delivered to classified mineral.

Mineral outside leach platforms inventories –

Finished and in-progress goods are measured by estimating the number of tonnes added and removed. The number of contained gold ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Tonnages and ounces of mineral are verified by periodic surveys.

Mineral inside leach platforms inventories –

Because it is generally impracticable to determine the mineral contained in leach platforms by physical count, reasonable estimation method are employed. The quantity of material delivered to leach platforms based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated ore grades of material delivered to leach platforms.

Recovery rates determination –

Expected ore recovery rates for leach platforms are determined by metallurgical sampling. The recoverability of ore in leach platforms, once entered into the production process, can be produced into mineral and concentrate almost immediately.

Estimated ore recovery rates are determined using laboratory tests, historical trends and other factors. Ultimate recovery of ore contained in leach platforms can vary significantly depending on several variables, including type of ore recovery, mineralogy and the size of the rocks. Processes and recovery rates are monitored continuously, and recovery rates are adjusted periodically as additional information becomes available and as related technology changes.

Notes to the consolidated financial statements (continued)

(l)	Deferred stripping costs - (note 10) -

The costs of waste removal or overburden to access the ore body (waste removal) in an open pit drilling, incurred by the Company before the operation of the mining project begins are capitalized as deferred stripping cost and are included in ¨Mining rights, development costs and property, plant and equipment, net¨ caption in the consolidated statement of financial position. Such costs will be amortized since the project is completed, using units of production method based on proven and probable reserves.

The stripping costs incurred during the production phase of its operations are recognized as an operating expense when they are incurred. These costs of production are included as part of the cost of the inventories extracted during the period in which the stripping cost was incurred.

2.3.	Summary of significant accounting principles and policies –

(a)	Foreign currency translation -

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

Notes to the consolidated financial statements (continued)

(b)	Financial assets -

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as: assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments. When financial assets are recognized initially, they are measured at fair value directly attributable transaction costs, except in the case of financial assets recorded at fair value through profit or loss which does not include transaction costs. The Company determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (conventional transactions) are recognized on the date of the transaction, that is to say, on the date on which the Company commits to sell the asset.

The Company’s financial assets include cash and cash equivalents, financial assets at fair value through profit or loss, trade accounts receivable, embedded derivatives for purchase and sale of concentrates, other accounts receivable, and account receivable from associate.

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

Notes to the consolidated financial statements (continued)

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

The Company assesses whether as of the date of its consolidated financial statements, there is objective evidence of an impairment in the value of financial assets (such as the debtor’s probability of insolvency, significant financial difficulties, failure to pay principal or interest or any observable evidence indicating that the estimated future flows associated with the loans or accounts receivable have decreased). The amount of the impairment is measured as the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate if it’s a fixed rate or one applicable for similar transactions if it’s a variable rate. The carrying amount of the receivable is reduced by means of an allowance account. The amount of the loss must be recognized in the consolidated income statement. Impaired accounts receivable or loans are written off when they are considered uncollectible.

If the amount of the loss should decrease in a subsequent period, the Company reverses it with a credit entry to the consolidated income statement.

Held-to-maturity investments -

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s Management has the positive intention and ability to hold to maturity. After initial recognition the Company measures their held-to-maturity investments at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated income statement when the investment is disposed, had impairment or through amortization. The Company did not maintain any held-to-maturity investment as of December 31, 2012 and 2011.

Notes to the consolidated financial statements (continued)

Available-for-sale financial investments -

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the consolidated income statement. The Company did not maintain any significant available-for-sale financial investment as of December 31, 2012 and 2011.

Derecognition of financial assets -

A financial asset is derecognized when:

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

A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and if loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with unpaid counts.

Notes to the consolidated financial statements (continued)

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 29.

(c)	Cash and cash equivalents -

The “Cash and cash equivalents” caption presented in the Company’s consolidated statement of financial position includes all cash on hand and deposited in banks, including time deposits whose maturities are three months or more.

Furthermore, this caption presented in the Company’s consolidated statements of cash flows includes cash on hand, time deposits and highly liquid investments with original maturities of three months or less.

(d)	Business combinations and goodwill -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Administrative expenses” caption.

Notes to the consolidated financial statements (continued)

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Difference between price and the carrying amount is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the gain is recognized in profit or loss.

After initial recognition, difference between price and the carrying amount is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, this difference is allocate to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where this difference forms part of a cash-generating unit and part of the operation within that unit is disposed of, the difference associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Difference disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Notes to the consolidated financial statements (continued)

(e)	Investments in associates -

Investments in entities in which the Company’s ownership is greater than 20 percent or exercise significant influence are accounted for using the equity method. Under this method, the investment in the associate is carried in the consolidated statement of financial position at cost plus acquisition changes in the Company’s share of net assets of the associate. The amount paid in excess of the fair value of the share of net assets of the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated income statement reflects the share of the results of operations of the associate. When there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the consolidated statements of changes in shareholders´ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

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

Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in the consolidated income statement.

Notes to the consolidated financial statements (continued)

(f)	Inventories -

Finished goods and products in process are valued at the lower of average cost or net realizable value. Net realizable value is defined as the estimated future sales price obtainable in the ordinary course of business, less estimated costs to complete production and bring the product to sale.

Cost is determined by using the weighted-average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including depreciation and amortization, incurred in converting materials into finished goods.

The accrual for obsolescence for spare parts and supplies are based on an item-by-item analysis completed by the Company’s Management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

Products in process -

Products in process represent mineral that are currently accumulated to be treated in the production of concentrate and mineral content of gold and silver deposited in the leach platforms, whose recovery is accomplished through exposure to sulfuric acid (leaching). Conversion processes for mining operations vary depending on the nature of the mineral and the specific mining operation.

Products in process material is measured based on assays of gold and silver in the minerals deposited in the platforms and daily production records.

Classified mineral

Low grade ore are placed in stockpiles to be processed in midterm until the project to expand El Brocal´s operations will be concluded (see note 1(e)). In this sense, low grade ore that is stockpiled with the expectation that is will be processed in the future is accounted for in the same way as minerals and concentrates.

According to the mine planning, classified mineral will be treated on the next three years. As consequence, the ore is accounted for as non-current inventory and measured at the lower of cost and net realizable value. Annually, the Company’s Management assess the net realizable value of its non-current inventory based on the cash-flow projections obtained by the production and sales of the low grade ore stockpiled considering to: (i) the forward copper price at the year that to be expected to process the low grade ore, (ii) the future costs of processing (considering inflation rates, technological changes and other significant aspects would change), and (iii) the discount rate.

Notes to the consolidated financial statements (continued)

(g)	Property, plant and equipment -

The property, plant and equipment, is stated at cost, net of accumulated depreciation and accumulated impairment in value. The initial cost of an asset comprises its purchase price or construction cost, including customs duties and non-reimbursable taxes, as well as any expense necessary to put such asset into operation, the initial estimates of any rehabilitation obligation and, in the case of qualifying assets, the cost of debt and any expense directly attributable to bringing the asset into operation. The capitalized value of leasing is included in this caption.

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

Straight-line method

Depreciation of assets whose useful life is less than the mining unit life is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or useful life of the mining unit. The useful lives are the following:

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

Notes to the consolidated financial statements (continued)

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

Mining rights are presented as part of the “Mining rights, development costs, property, plant and equipment, net” correspond to the mineral reserves and acquisitions of mining concessions allocated as part of the cost of non controlling interest acquisition that took place before transition date to IFRS. Mining rights are capitalized in the consolidated statement of financial position, and represent the Company’s ownership of mining properties that contain the mineral reserves acquired.

Mining concessions are depreciated starting from the production phase following the units-of-production method based on proven and probable reserves. In the event that the Company abandons these concessions, the costs associated are written off in the consolidated income statement.

At the end of each year, the Company assesses each mining unit to see whether there is any indication of that the value of its mining rights has been impaired. If such indication exists, the Company estimates the recoverable amount of the assets. See note 2.2(f).

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

Development costs at the production phase are charged to expense as incurred.

Notes to the consolidated financial statements (continued)

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

Deferred stripping cost is included in “Mining rights, development costs, property, plant and equipment, net” caption in the consolidated statement of financial position. These form part of the total investment in the relevant cash generating units, which are reviewed for impairment if events or changes of circumstances indicate that the carrying value may not be recoverable.

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

The Company’s financial liabilities include trade accounts payable, other liabilities, derivative financial instruments, financial obligation and embedded derivative for purchase and sale of concentrates.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, as detailed below:

Notes to the consolidated financial statements (continued)

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments as defined in IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as cash-flow hedging instruments. Any gains or losses on liabilities held for trading are recognized in the consolidated income statement. Except for the embedded derivative for sales of concentrates, the Company has not designated any financial liability at fair value through profit or loss.

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

Notes to the consolidated financial statements (continued)

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

According to IFRS 2 “Share-Based Payments”, the cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model (see more details in note 14(c)). This fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is re-measured at each consolidated statement of financial position date up to and including the settlement date with changes in fair value recognized in the consolidated income statement.

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

If a change in estimate results in an increase in the closure liability and, therefore, an addition to the asset’s book value, the Company must consider whether or not this is an indication of impairment of the asset as a whole, and conduct impairment testing pursuant to IAS 36 “Impairment of assets”. Furthermore, in the case of mature mines, if the revised mining assets net of the closure provisions exceed the recoverable value, such portion of the increase is charged directly to expense. In the case of mines already closed, changes in estimated costs are recognized immediately in the consolidated income statement. Likewise, any closure liability that arises as a result of a mine’s production phase must be included in expenses when incurred.

(o)	Treasury shares -

The Company, through a subsidiary, has treasury shares (common and investment shares). The nominal values of these shares are presented net of the capital stock and investment shares amounts.

The effect of the dividends income arising from the treasury shares held by the subsidiary are excluded for calculating the share in subsidiary and associates income and are presented net from declared a paid dividends in the consolidated statements of changes in shareholders´ equity.

Notes to the consolidated financial statements (continued)

(p)	Revenue recognition -

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

As far as the measurement of revenues from the sale of concentrate, the Company assigns a provisional value to these sales, since they are subject to a final price adjustment at the end of a contractually-set period, which normally ranges between 30 and 180 days after delivery of the concentrate to the customer.  Exposure to changes in metals price is considered to contain an embedded derivative which is required to be separated from the host commercial contract for accounting purposes.  At the close of each period, the sale price used initially is adjusted in accordance with the future price for the quotation period stipulated in the contract. Adjustment of the provisional sale value is posted as an increase or decrease in net sales.

Interest received -

Financial income is recognized as interest accrues.

Income for engineering service rendered -

Income for engineering service rendered by Buenaventura Ingenieros S.A., a subsidiary of the Company, is recognized based on the progress of the current service contracts.

Income for construction services –

When the outcome of a contract can be estimated reliably, contract revenue associated with the construction contract shall be recognized by reference to the stage of completion of the contract activity at the end of the reporting period.

Notes to the consolidated financial statements (continued)

(q)	Borrowing costs -

Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset are capitalized, and added to the project’s cost until such time as the assets are considered substantially ready for their planned use, that is to say, when they are capable of generating commercial production. A qualifying asset is which value is higher than US$5 million and its substantial period is greater than 12 months. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

(r)	Income tax –

Current taxes –

Income tax

Income Tax for the current period are measured based on the separate financial statements of Buenaventura and each subsidiary in Nuevos Soles and for the amount expected to be paid to the tax authorities. The rates and laws used to compute the amount are those in force as of the date of the consolidated statement of financial position.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in the consolidated income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Mining Royalties and Special Mining Tax

Mining Royalties and Special Mining Tax are accounted for under IAS 12 “Income tax” when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on revenues less expenses after adjustments for temporary differences, rather than based on quantity produced or as a percentage of revenue. Tax rates and tax laws used to compute the amount are those that have been enacted by the end of the reporting period as of the date of the consolidated statement of financial position.

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

Notes to the consolidated financial statements (continued)

Deferred tax

The income tax, mining royalties and special mining tax for future periods are recognized using the liability method, considering the temporary differences between the taxes and accounting bases of assets and liabilities as of the date of the consolidated statement of financial position.

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

(s)	Derivative financial instruments -

Embedded derivative

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss.

Notes to the consolidated financial statements (continued)

Derivatives designated as hedging instruments -

El Brocal subsidiary uses derivative instruments to manage its exposure to changes in metals prices. In order to manage special risks, El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable.

At the inception date of the hedge relation, El Brocal formally documents the relationship between the item hedged and the hedging instrument, including the nature of the risk, the objective and the strategy to be taken to carry out the hedging, and the method to be used to estimate the effectiveness of the hedge relation.

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

All the hedges maintained by the Company classifies as cash flow hedges, as consequence, any gain or loss from the effective portion of the hedging instrument is initially recognized in the consolidated statement of changes in shareholders’ equity in the “Other reserves of equity” caption. Any gain or loss from the ineffective portion of the hedging instrument is initially recognized in the consolidated income statement in the “Interest expenses” caption. Amounts recognized as equity transaction are transferred to the income statement when the hedge transaction affects profit or loss, such as when a forecast sale occurs and is posted in the “Net sales” caption of the consolidated income statement.

As of December 31, 2011, El Brocal subsidiary had contracted derivative instruments on metals quotes under the Asian swap and collar option modes that qualify as cash-flow hedging instruments. As of December 31, 2012, El Brocal does not have hedging financial instruments.

Current versus non-current classification -

Derivative instruments that are not designated as hedging instruments are classified as current or non-current, or are separated into a current and a non-current portion based on an assessment of the facts and circumstances (for example, the underlying cash flows).

Notes to the consolidated financial statements (continued)

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

As of December 31, 2012, the Company has not have instruments that qualify as hedging. As of December 31, 2011, the Company held those instruments (see note 27).

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

Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement.

(u)	Basic and diluted earnings per share -

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

Notes to the consolidated financial statements (continued)

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

(w)	Segments –
An operating segment is a component of an entity: (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the Company´s Management to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. See note 26.

2.4.	Reclassifications to the consolidated financial statements of prior years -

As of December 31, 2012, the Company made the following reclassifications in its consolidated financial statements for the year ended on December 31, 2011:

Notes to the consolidated financial statements (continued)

-	In the consolidated statement of cash flows, US$164,924,000 from the net sale of investment shares to non-controlling interest (see note 1 (f)), was reclassified from cash flows related to investment activities to cash flows related financing activities.

2.5.	New International Financial Reporting Standards (IFRS) internationally issued but not effective on the issuance date of the consolidated financial statements -

Improvements and interpretations issued as of December 31, 2012, include the following:

Effective the year 2012 –

There were no new standards and interpretations that were applicable to the Company for 2012.

Effective as from January 1, 2013 -

-	IAS 1, Presentation of Financial Statements, effective for annual periods beginning on July 1, 2012. The amendments to IAS 1 change the grouping of items presented in the statement of comprehensive income.

-	IAS 27, Separate Financial Statements (revised in 2011), effective for annual periods beginning on January 1, 2013. As a consequence of the new IFRS 10 and IFRS 12, what remains in IAS 27 is limited to accounting for subsidiaries, joint arrangements and associates in separate financial statements.

-	IAS 28, Investments in associates and joint ventures (revised in 2011), effective for annual periods beginning on January 1, 2013. As a consequence of the new IFRS 11 and IFRS 12, IAS 28 Investments in Associates and Joint Ventures, describes the application of the equity method to investments in joint ventures in addition to associates.

-	IFRS 9, “Financial Instruments”, effective January 1, 2015, modifies the treatment and classification of financial assets established by IAS 39, “Financial Instruments: Recognition and Measurement”.

-	IFRS 10, “Consolidated Financial Statements”, effective January 1, 2013, replaces the consolidation requirements in SIC-12, “Consolidation—Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”.

-	IFRS 11, “Joint Arrangement”, effective January 1, 2013, addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. The guidance focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case).

Notes to the consolidated financial statements (continued)

-	IFRS 12, “Disclosure of Interests in Other Entities”, effective January 1, 2013, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

-	IFRS 13, “Fair Value Measurement”, effective January 1, 2013, defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.

-	IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, effective January 1, 2013, clarifies when the stripping cost in the production phase should be recognized as an asset and how that asset should be measured, both initially and in subsequent periods.

Annual improvements to IFRS (issued in May 2012) -

-	IAS 1, Presentation of Financial Statements, clarifies the difference between voluntary annual comparative information and the minimum required of comparative period is the previous period.

-	IAS 16, Property, Plant and Equipment, clarifies that major spare parts and servicing equipments that meet the definition of property, plant and equipment are not inventories.

-	IAS 32, Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12.

Such improvements are effective for annual periods beginning on or after January 1, 2013.

Although Management does not believe the new pronouncements will have a significant impact on the Company, Management is currently evaluating their impact, if any, on the Company’s consolidated financial statements for 2013.

3.	Transactions in Nuevos Soles

Transactions in Nuevos Soles are completed using exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2012, the exchange rates for U.S. dollars published by this Institution were US$0.3923 for buying and US$0.3920 for selling (US$0.3711 for buying and US$0.3708 for selling as of December 31, 2011) and have been applied for the assets and liabilities accounts, respectively.

Notes to the consolidated financial statements (continued)

As of December 31, 2012 and 2011, the Company had the following assets and liabilities denominated in Nuevos Soles:

	2012	2011
	S/.(000)	S/.(000)

Asset
Cash and cash equivalents	23,744	25,085
Other accounts receivable	54,331	60,721
Prepaid expenses	2,484	-
	80,559	85,806
Liabilities
Trade accounts payable	(125,601)	(95,098)
Other accounts payable	(129,624)	(192,947)
Provisions	(40,908)	(24,135)
	(296,133)	(312,180)

Liability position, net	(215,574)	(226,374)

4.	Cash and cash equivalents

(a) The table below presents the components of this caption:

	2012	2011
	US$(000)	US$(000)

Cash	1,017	908
Bank accounts	67,695	71,883
Time deposits (b)	118,000	398,056
Cash balances included in the consolidated statement of cash flows	186,712	470,847
Time deposits with original maturity greater than 90 days (c)	-	10,121

	186,712	480,968

Notes to the consolidated financial statements (continued)

(b)	The table below presents the components of time deposits as of December 31, 2012:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 5 to 13 days	From 1.3 to 1.70	118,000

			118,000

The table below presents the components of time deposits as of December 31, 2011:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 5 to 63 days	From 0.50 to 1.42	381,000
Nuevos Soles	From 42 to 90 days	From 4.05 to 4.35	17,056

			398,056

(c)	As of December 31, 2011, it mainly corresponds to time deposits maintained by El Brocal and Buenaventura Ingenieros S.A.:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 113 to 168 days	From 0.90 to 1.07	4,000
Nuevos Soles	From 104 to 198 days	From 4.10 to 4.48	6,121

			10,121

5.	Financial assets at fair value through profit or loss

Buenaventura’s Management decided to invest the excess cash in mutual funds of variable income, which had been designated as financial assets at fair value through profit or loss. According to note 2.3.(b), the Company recorded in the year 2012 an increase in the net investment amounted to US$2,331,000 (US$2,024,000 in the year 2011), to profit and loss to take this investment at fair value as of December 31, 2012. The table below presents the components of this caption:

	2012	2011
	US$(000)	US$(000)

Credifondo S.A. SAF	54,509	52,178

	54,509	52,178

Notes to the consolidated financial statements (continued)

This fund is comprised by a portfolio of investments issued by Peruvian Government and financial entities with high reputation in the local market. The outcome of the investment is variable.

6.	Trade accounts receivable, net

(a)	The table below presents the components of this caption:

	2012	2011
	US$(000)	US$(000)

Johnson Matthey Limited	80,214	78,520
Louis Dreyfus Commodities Metals	48,253	19,874
Glencore Peru S.A.	45,014	32,250
Doe Run Peru S.R.L.	16,822	16,814
MCC Non Ferrous Trading Inc.	16,306	-
MRI Trading GMBH	11,805	-
N.V. Umicore	8,485	12,175
Consorcio Minero S.A. – CORMIN	7,340	9,108
Minera Suyamarca S.A.	5,045	-
BHL Peru S.A.C.	4,927	4,927
Sumitomo Corporation of America	4,367	-
Rímac Internacional Cia. Seguros y Reaseguros	4,210	-
Sudamericana Trading S.R.L.	3,358	4,197
Werco Trade AG	2,467	-
Andina Trade S.A.C.	2,458	-
Traxys Peru S.A.C.	2,002	2,452
MK Metal Trading GMBH	1,794	3,318
Sinclair Knight Merz S.A.C.	1,255	-
Compañía Minera Ares S.A.C.	1,251	-
MR Trading AG	1,080	1,478
Transportadora Callao S.A.	836	-
Hudbay Peru S.A.	695	-
Empresa Administradora Cerro S.A.	655	-
Compañía Minera Antamina S.A.	294	1,207
Glencore International A.G.	-	631
Other minors	7,239	7,359
	278,172	194,310
Allowance for doubtful accounts (b)	(21,741)	(21,741)

	256,431	172,569

Notes to the consolidated financial statements (continued)

The accounts receivable are denominated in U.S. dollars, have current maturities, do not accrue interest, have no specific guarantees and are unsecured.

The aging of the trade accounts receivable balance was as follows:

As of December 31, 2012:

	Not impaired	Impaired	Total
	US$(000)	US$(000)	US$(000)

Not due	256,431	-	256,431

Due
From 1 to 120 days	-	-	-
More than 120 days	-	21,741	21,741

	256,431	21,741	278,172

As of December 31, 2011:

	Not impaired	Impaired	Total
	US$(000)	US$(000)	US$(000)

Not due	172,569	-	172,569

Due
From 1 to 120 days	-	-	-
More than 120 days	-	21,741	21,741

	172,569	21,741	194,310

In the process of estimating the allowance for doubtful accounts, the Company’s Management constantly evaluates market conditions, for which it uses analysis of aging and risk-rating reports for commercial operations.

(b)	The allowance for doubtful accounts had no movement during 2012, 2011 and 2010. In the opinion of the Company’s Management, the allowance for doubtful accounts is sufficient to cover the risk of non-performance as of the consolidated financial position date.

Notes to the consolidated financial statements (continued)

7.	Other accounts receivable

(a)	The table below presents the components of this caption:

	2012	2011
	US$(000)	US$(000)

Value added tax credit	52,655	22,235
Income tax credit	24,629	1,558
Other accounts receivable to contractors	16,993	10,166
Advances to suppliers	13,929	7,457
Loans to employees	1,421	1,025
Loans to third parties	725	2,966
Other advances to employees	662	360
Claims to third parties	580	-
Warrant deposits	363	397
Interest receivable, other	47	1,497
Mining royalty credit	-	1,057
Valued added tax claimed	-	1,502
Other accounts receivable	3,266	3,871
	115,270	54,091
Less – Non current portion
Value added tax credit	(6,695)	(5,537)
Other minors	(7)	(33)
	(6,702)	(5,570)

Current portion	108,568	48,521

8.	Inventory, net

(a)	The table below presents the components of this caption:

	2012	2011
	US$(000)	US$(000)

Finished goods	31,163	19,026
Products in process (b)	148,533	140,775
Spare parts and supplies	42,552	41,205
	222,248	201,006
Provision for impairment of value of inventory (f)	(3,244)	(3,053)
	219,004	197,953
Less non-current portion (b)	(55,937)	(48,845)

Current portion	163,067	149,108

Notes to the consolidated financial statements (continued)

(b)	The products in process include the following:

	2012	2011
	US$(000)	US$(000)

Classified mineral (c)	69,149	62,052
Leach platform (d)	35,885	19,646
Ore cyanidation process	21,044	14,956
Activated coal (e)	16,269	21,541
Current mineral	4,344	18,748
Other	1,842	3,832

	148,533	140,775
Less non-current position (e)	(55,937)	(48,845)

Current position	92,596	91,930

(c)	The table below presents the detail of long-term inventory which corresponds to classified mineral that is kept in Tajo Norte deposit field by the subsidiary El Brocal:

	2012		2011
	US$(000)	DMT	US$(000)	DMT

Classified mineral
Type II (copper mineral)	3,672	494,280	8,584	859,556
Type III (lead/zinc mineral)	65,477	2,405,266	53,468	2,828,274
Total	69,149	2,899,546	62,052	3,687,830

Non-current portion	55,937		48,845

Current portion	13,212		13,207

As part of the mining unit preparation to extract and treat mineral to a 18,000 DMT/per day, El Brocal´s Management decided to accumulate the material with metal content in stock nearby to Tajo Norte in order to be treated when the expansion operation plant, which is estimated to be in the first semester of 2013.

El Brocal´s Management assessed the recoverability of its inventories in process based on the cash flow projections obtained by the production and sale of the different minerals. As of December 31, 2012 and 2011 Management has a plan to treat mineral in stock when the expansion operation plan finish, mentioned before, including the future costs of treatment and finishing, based on this plan these products will be recovery through trading.

Notes to the consolidated financial statements (continued)

(d)	It includes gold content of mineral deposited in leach platforms, whose recovery is achieved through its exposure to acid sulphuric solutions (leaching) and subsequent transfer to the electro-winning plant to produce gold bars. The recovery factor of ounces of gold contained in leach is estimated based upon metallurgical assays performed on the material treated.

(e)	Activated coal is related to granules of precious metals with crushed coconut shell which are the result of the gold and silver recovery method through cyanide saturated solutions. This material is available for the next precious metals recovery process.

(f)	The provision for impairment of value of inventory had the following movement during the years 2012, 2011 and 2010:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Opening balance	3,053	5,091	3,066
Provision for impairment of finished goods, note 19	212	383	1,648
Reversal of provision	(21)	(2,413)	(339)
Provision for impairment of spare parts and Supplies	-	-	716
Write-offs	-	(8)	-

Ending balance	3,244	3,053	5,091

In the opinion of Company’s Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statement of financial position.

9.	Investments in associates

(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	2012	2011	2012	2011
	%	%	US$(000)	US$(000)
Investments held under the equity method
Minera Yanacocha S.R.L. (d) and (e)	43.65	43.65	1,585,395	1,312,051

Notes to the consolidated financial statements (continued)

	Share in shareholders’ equity		Amount
	2012	2011	2012	2011

Sociedad Minera Cerro Verde S.A.A. (c), (e) and (h)	19.584	19.349	783,368	602,790
Canteras del Hallazgo S.A.C. (g)	49.00	49.00	32,423	5,237
Compañía Minera Coimolache S.A. (f)	40.095	40.095	32,365	9,879
Available-for-sale investments
Other			2,686	5,047

			2,436,237	1,935,004

(b)	The table below presents the net share in results of associates:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L. (c)	272,851	279,726	251,497
Sociedad Minera Cerro Verde S.A.A. (c)	151,201	208,659	206,907
Compañía Minera Coimolache S.A.C. (f)	40,187	9,648	(15,859)
Canteras del Hallazgo S.A.C. (g)	-	(29,670)	(13,660)

	464,239	468,363	428,885

(c)	The investments held in Yanacocha (a gold mine located in Cajamarca, Peru), through Compañía Minera Condesa S.A., and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in 2012, 2011 and 2010.

(d)	Yanacocha is developing the Conga project, which consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendín, Cajamarca and Hualgayoc. As of April 17, 2012, the independent experts hired by Peruvian Government, issued the international report on water component of the environmental impact study for Conga mining project, which validates essentially the environmental impact study approved in 2010 and includes recommendations for improvement. On June 22, 2012, Yanacocha´s Management has approved the recommendations made by independent experts. As a result, Yanacocha’s Management has reprogrammed the development activities, focusing on recommended water sustainability activities.

Notes to the consolidated financial statements (continued)

(e)	In order to calculate the investment amount and share in the result of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”), the Company had used the following information:

(e.1)	Yanacocha -

Yanacocha issues financial statements under Generally Accepted Accounting Principles in Peru and also under U.S. GAAP for its parent. There were no significant differences between US GAAP and Peruvian GAAP for Yanacocha.

As part of the adoption to IFRS, in 2011, the Company assessed the significant differences in Yanacocha´s financial statements between U.S. GAAP and IFRS and prepared a reconciliation of equity net as of December 31, 2012, 2011 and 2010 and the net income in the years 2012, 2011 and 2010 prepared under U.S. GAAP and IFRS in order to calculate its investment and participation under IFRS in Yanacocha to these dates.

The table below presents the principal amounts under U.S. GAAP as of December 31, 2012, 2011 and 2010.

	Yanacocha
	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Statement of financial position
Total assets	4,541,535	3,787,235	2,936,994
Total liabilities	970,845	844,213	634,848
Shareholders’ equity	3,570,690	2,943,022	2,302,146

Results
Total income	2,201,815	2,002,602	1,778,260
Operating income	982,367	905,001	855,309
Net income	626,540	642,387	589,894

The table below presents the reconciliation of the shareholders´ equity prepared under U.S. GAAP with those prepared under IFRS prepared by the Company´s Management as of December 31, 2012 and 2011, and net income as of December 31, 2012, 2011 and 2010:

Notes to the consolidated financial statements (continued)

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Shareholders´equity under U.S. GAAP	3,570,691	2,943,022	2,302,146

Reversal of deferred workers´ profit sharing	19,800	16,979	18,150
Deemed cost of property, plant and equipment	17,130	21,084	28,069
Deferred income tax for IFRS adjustments	(9,661)	(10,971)	(11,766)
Valuation of inventories	(3,123)	(1,494)	(7,307)

Shareholders´equity under IFRS	3,594,837	2,968,620	2,329,292

Net income under U.S. GAAP	626,540	642,387	589,894

Deferred income tax	4,131	(376)	6,742
Increased of depreciation for deemed cost of property, plant and equipment	(3,954)	(6,985)	(12,442)
Valuation of inventories	(1,629)	5,813	(8,027)

Net income under IFRS	625,088	640,839	576,167

(e.2)	Cerro Verde

The table below presents the principal amounts in Cerro Verde as of December 31, 2012, 2011 and 2010 under IFRS.

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Statement of financial position
Total assets	4,042,771	3,196,597	2,294,078
Total liabilities	593,063	518,959	694,839
Shareholders’ equity	3,449,708	2,677,638	1,599,239

Results
Total income	2,127,023	2,520,050	2,368,988
Operating income	1,217,274	1,559,280	1,555,834
Net income	772,070	1,078,399	1,074,393

On July 17, 2012, Cerro Verde subscribed a new Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the General Mining Law and in connection with the Expansion of operations program. This new agreement will enable the Cerro Verde’s Management to establish a tax system for the expansion and according to the management’s option; it will be in force in 2014. According to this agreement, from the time it is in force, the new income tax rate will be 32 per cent.

Notes to the consolidated financial statements (continued)

(f)	Compañía Minera Coimolache S.A.-

Compañía Minera Coimolache S.A. (hereafter “Coimolache”) is located in the province of Hualgayoc, which includes the districts of Hualgayoc and Chugur in Cajamarca region and has reserves of 528,000 ounces of gold (unaudited). Coimolache started operations in the third quarter of 2011. As December 31, 2012, the production amounted to 139,253 ounces of gold and 914,779 ounces of silver (50,916 ounces of gold and 298,674 ounces of silver as of December 31, 2011).

The table below presents the main figures audited from financial statements of Coimolache, restructured according to Buenaventura’s accounting practices:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Statement of financial position
Total assets	218,380	181,372	67,948
Total liabilities	137,658	156,734	80,395
Equity, net	80,722	24,638	(12,447)

Income Statement
Total income	262,596	79,176	-
Net income (loss)	100,229	26,886	(40,639)

(g)	Canteras del Hallazgo S.A.C.: Chucapaca Project -

The mining project is located in Moquegua. There are evidences of gold, copper and silver in Chucapaca project zone, at Canahuire deposit.

As of December 31, 2012, the project is in Feasibility and Environmental Studies, which are expected to be concluded at the end of 2013 and it continues with exploration works in order to dimension the magnitude of mining field. Based on investment program agreed with the other shareholder, the Company disbursed contributions which allow the project development. As of December 31, 2012, Buenaventura’s contribution amounted to US$153,303,000 (US$97,820,000 as of December 31, 2011).

Notes to the consolidated financial statements (continued)

The table below presents the main figures audited from financial statements of Canteras del Hallazgo, restructured according to Buenaventura’s accounting practices:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Statement of financial position
Total assets	73,013	18,980	9,018
Total liabilities	6,842	8,292	3,468
Equity, net	66,171	10,688	5,550

Income Statement
Total income	-	-	-
Net income (loss)	-	(59,377)	(32,030)

Notes to the consolidated financial statements (continued)

10.	Mining concessions, development costs, property, plant and equipment, net
(a)	Below is presented the movement in cost, depreciation and amortization, as well as the provision for accumulated impairment of long-lived assets:

	As of January 1, 2011	Additions	Retirements	Sales	Transfers	As of December 31, 2011	Additions	Retirements	Sales	Transfers	As of December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	2,668	359	-	-	1,034	4,061	1,968	-	-	-	6,029
Mining land	7,215	-	-	-	-	7,215	-	-	-	-	7,215
Mining concessions	15,000	-	-	-	-	15,000	-	-	-	-	15,000
Mining concessions (b)	123,881	-	-	-	-	123,881	-	-	-	-	123,881
Development costs (c)	233,127	24,414	-	-	-	257,541	35,391	-	-	-	292,932
Buildings, construction and other	261,156	849	(1,055)	-	63,925	324,875	8,673	(612)	(12)	172,825	505,749
Machinery and equipment	304,308	36,024	(895)	(531)	27,809	366,715	76,850	(597)	(8,378)	25,331	459,921
Transportation units	9,671	1,248	(118)	(391)	753	11,163	742	(212)	(460)	734	11,967
Furniture and mixtures	10,419	215	(37)	-	175	10,772	785	-	(82)	781	12,256
Units in transit	9,284	106,667	-	-	(71,625)	44,326	49,970	(8)	-	(50,616)	43,672
Works in progress	205,693	130,212	-	(1,491)	(22,071)	312,343	268,548	-	-	(149,055)	431,836
Stripping cost	1,266	17,828	-	-	-	19,094	-	-	-	-	19,094
Mine closure costs	33,654	785	-	-	-	34,439	21,779	-	-	–	56,218
	1,217,342	318,601	(2,105)	(2,413)	-	1,531,425	464,706	(1,429)	(8,932)	-	1,985,770
Accumulated depreciation and amortization
Mining land	2,304	-	-	-	-	2,304	898	-	-	-	3,202
Mining concessions (b)	59,943	12,269	-	-	-	72,212	3,643	-	-	-	75,855
Development costs (c)	144,386	35,930	-	-	-	180,316	40,727	-	-	-	221,043
Buildings, construction and other	142,837	29,491	(1,049)	-	-	171,279	46,130	(610)	(2)	-	216,797
Machinery and equipment	193,064	38,228	(863)	(251)	-	230,178	55,653	(215)	(4,801)	4	280,819

Notes to the consolidated financial statements (continued)

	As of January 1, 2011	Additions	Retirements	Sales	Transfers	As of December 31, 2011	Additions	Retirements	Sales	Transfers	As of December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Transportation units	6,406	1,182	(96)	(365)	-	7,127	1,228	(122)	(462)	-	7,771
Furniture and mixtures	5,098	1,018	(35)	(1)	-	6,080	1,008	(1)	(28)	(4)	7,055
Stripping cost	223	1,171	-	-	-	1,394	891	-	-	-	2,285
Mine closure costs	19,045	1,693	-	-	-	20,738	3,512	-	-	-	24,250
	573,306	120,982	(2,043)	(617)	-	691,628	153,690	(948)	(5,293)	-	839,077

Provision for impairment of long-lived assets, note 11
Mining concessions of Antapite (b)	2,805	-	-	-	-	2,805	-	-	-	-	2,805
Property, plant and equipment	2,432	-	-	-	-	2,432	2,303	-	-	-	4,735
Development costs (c)	3,563	-	-	-	-	3,563	1,314	-	-	-	4,877
	8,800	-	-	-	-	8,800	3,617	-	-	-	12,417

Net cost	635,236					830,997					1,134,276

Notes to the consolidated financial statements (continued)

(b)	Mining concessions -

The table below presents the movement of the cost and accumulated amortization of the mining concessions for mining units:

	As of January 1, 2011	Additions	As of December 31, 2011	Additions	As of December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	51,138	-	51,138	-	51,138
Inversiones Colquijirca S.A.	43,103	-	43,103	-	43,103
Sociedad Minera El Brocal S.A.A.	13,542	-	13,542	-	13,542
Inversiones Mineras del Sur S.A.	11,662	-	11,662	-	11,662
Minas Poracota S.A.	2,864	-	2,864	-	2,864
Minera Paula 49 S.A.C.	1,572	-	1,572	-	1,572
	123,881	-	123,881	-	123,881
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	32,898	1,277	34,175	1,352	35,527
Inversiones Colquijirca S.A.	14,189	1,087	15,276	1,086	16,362
Sociedad Minera El Brocal S.A.A.	2,675	7,881	10,556	117	10,673
Inversiones Mineras del Sur S.A.	6,430	1,387	7,817	1,040	8,857
Minas Poracota S.A.	2,179	637	2,816	48	2,864
Minera Paula 49 S.A.C.	1,572	-	1,572	-	1,572
	59,943	12,269	72,212	3,643	75,855
Provision for impairment of mining concessions
Inversiones Mineras del Sur S.A., note 11	2,805		2,805		2,805

Notes to the consolidated financial statements (continued)

(c)	Mining development costs –

The table below presents the movement of the cost, accumulated amortization and provision for impairment:

	As of January 1, 2011	Additions	As of December 31, 2011	Additions	As of December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Orcopampa	60,332	1,445	61,777	1,442	63,219
Uchucchacua	47,312	5,317	52,629	767	53,396
Poracota	32,035	-	32,035	-	32,035
Antapite	18,999	-	18,999	-	18,999
La Llave, note 1(e)	16,127	302	16,429	-	16,429
Shila – Paula	6,945	8,388	15,333	-	15,333
Recuperada	10,438	413	10,851	-	10,851
Julcani	7,808	2,555	10,363	2,111	12,474
La Zanja	4,578	1,342	5,920	1,648	7,568
Mallay	575	3,866	4,441	4,216	8,657
Ishihuinca	1,027	-	1,027	-	1,027
Mine closure costs	26,951	786	27,737	25,207	52,944
	233,127	24,414	257,541	35,391	292,932

Accumulated amortization
Orcopampa	43,389	7,152	50,541	4,108	54,649
Uchucchacua	32,132	3,929	36,061	4,921	40,982
Poracota	20,153	11,479	31,632	400	32,032
Antapite	18,731	268	18,999	-	18,999
Shila – Paula	3,382	7,575	10,957	-	10,957
Recuperada	2,437	637	3,074	6,897	9,971
Julcani	961	256	1,217	695	1,912
La Zanja	4,466	1,236	5,702	3,087	8,789
Ishihuinca	1,027	-	1,027	-	1,027

Notes to the consolidated financial statements (continued)

	As of January 1, 2011	Additions	As of December 31, 2011	Additions	As of December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Mallay	-	-	-	1,431	1,431
Mine closure costs	17,708	3,398	21,106	19,188	40,294
	144,386	35,930	180,316	40,727	221,043

Provision for impairment of mine development costs
Shila - Paula	3,563	-	3,563	-	3,563
Recuperada	-	-	-	1,314	1,314
	3,563	-	3,563	1,314	4,877

Notes to the consolidated financial statements (continued)

(d)	During the year 2009, the Company started the construction of Huanza Hydroelectric plant, which is expected to be completed in August 2012, date in which the asset will be transfer from work in progress to machinery and equipment. The carrying amount of this work in progress amount to US$177,133,000. This construction is financed by a long-term financial obligation, see note 15. The amount of borrowing costs capitalized as of December 31, 2012 was US$10,974,000 (US$6,364,000 as of December 31, 2011). The rate used to calculate the borrowing costs eligible for capitalization was LIBOR rate to 90 days plus 4 per cent, which is the effective interest rate of the specific loan.

The carrying value of plant and equipment held under finance leases contracts as of December 31, 2012 was US$119,000,000 (US$105,042,000 as of December 31, 2011). Additions of leasing during the year include US$13,958,000 (US$50,915,000 in 2011) and are disclosed in “Works in progress” caption. Leased assets contracts are pledged as security for the related finance lease.

11.	Reversal for impairment of long-lived assets and investments in associates

Mining concessions, property, plant and equipment and development costs -

The table below presents the components and movement of the reversal for impairment of long-lived assets:

	As of January 1 and December 31, 2011	Additions	As of December 31, 2012
	US$(000)	US$(000)	US$(000)

Mining concessions, property, plant and equipment -
Antapite	2,805	743	3,548
Shila-Paula	2,432	-	2,432
Recuperada	-	810	810
Poracota	-	750	750
	5,237	2,303	7,540
Development costs -
Shila-Paula	3,563	-	3,563
Recuperada	-	1,314	1,314
	3,563	1,314	4,877

Total	8,800	3,617	12,417

Notes to the consolidated financial statements (continued)

As a result of the decrease in the level and quality of the reserves in some mining units, during the year 2012, the Company’s Management updated its assessment of the recoverability of the book value of its long-lived assets. The provision made in the year 2012 amounts to US$3,617,000.

Assessing the impairment of long-lived assets involves comparing their respective carrying amount with their recoverable values. The recoverable value of assets is the greater of its fair value less the costs of sale or its value in use. The recoverable amount used in assessing the Antapite, Recuperada and Poracota mining unit is the fair value. The Company estimated the use value of its long-lived assets using a discounted cash-flow model. Cash flow was projected for the useful life of the mining units based on Management’s expectations. This useful life depends on several variables, including the mineral reserves of each unit.

The following assumptions have been used for calculating the value in use:

(i)	Production volumes: the production volumes of the Antapite, Recuperada and Poracota units are substantiated by the reserves and resources audited as of December 31, 2012, considering Management’s production plan for the coming years. According to such reserves, the Poracota unit has a production horizon of one year, Antapite of two years and Recuperada of three years. Management believes that there will not be significant changes in estimated production volumes that would result in the present value of long-lived assets exceeding their recoverable value.

(ii)	Discount rates: Future cash flows have been adjusted according to the specific risk assigned to this type of asset and discounted at a pre-tax rate of 6.21 per cent. The discount rate used is the Weighted Average Cost of Capital (pre-tax WACC). Management believes that there will not be significant changes in the discount rate that could increase the impairment loss.

(iii)	Metals prices: The Company has used future metals prices (forward metal prices) obtained from the average of estimates made by foreign investment banks.

(iv)	Operating costs: The Company has projected its operating costs in relation to its cost structure as of the date of the consolidated statement of financial position. Management believes that there will not be significant changes in estimated operating costs considered that could increase the impairment loss.

In the opinion of the Company’s Management, the provision for impairment of long-lived assets covers the risk of impairment at the date of the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

Investments in associates -

In the case of Yanacocha (investment held through its subsidiary Compañía Minera Condesa S.A.) the Company’s Management concluded that there was no objective evidence of impairment as of the consolidated statement of financial position date derived from internal and external indicators (rising trend in the international price of gold, constant level of reserves and an increase in the annual net profit reported). In addition, in the case of associate Cerro Verde, the Company’s Management compared the investment’s fair value according to market capitalization with the investment’s book value, and determined that there was no impairment as of the consolidated statement of financial position date. On the other hand, in the case of Coimolache, and Canteras del Hallazgo, the Company´s Management concluded that there was no objective evidence of impairment as of the consolidated statement of financial position date derived from internal and external indicators. See notes 9(f)
and (g).

12.	Trade accounts payable

Trade accounts payable arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations are mostly denominated in U.S. dollars, have current maturities, do not accrue interest and no specific guarantees have been granted for these obligations. Trade accounts payable amount to US$199,551,000 as of December 31, 2012 (US$142,375,000 as of December 31, 2011).

13.	Other accounts payable

The table below presents the components of this caption:

	2012	2011
	US$(000)	US$(000)

Remuneration and similar benefits payable	17,487	19,026
Taxes payable	16,454	12,680
Royalties payable to the Peruvian State	7,350	3,755
Accounts payable to non-controlling interest	4,694	-
Dividends payable	1,928	1,052
Royalties payable to third parties	-	633
Other liabilities	11,183	4,004

	59,096	41,150

Notes to the consolidated financial statements (continued)

14.	Provisions

The table below presents the components of this caption:

	2012	2011
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (a)	99,438	81,914
Workers’ profit sharing payable (b)	28,427	39,157
Stock appreciation rights (c)	28,258	43,188
Provision for labor contingencies	7,490	2,444
Board of Directors’ participation, note 31(e)	2,721	3,567
Provision for environmental liabilities	1,932	6,136
Provision for security contingencies	1,717	-
Provision for community contingencies	1,613	1,409
Other provisions	225	-

	171,821	177,815

	2012	2011
	US$(000)	US$(000)
Less – Non current portion
Provision for closure of mining units and exploration projects (a)	(77,665)	(59,132)
Stock appreciation rights (b)	(22,203)	(26,457)
Provision for environmental liabilities	(173)	(939)
	(100,041)	(86,528)

Current portion	71,780	91,287

(a)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

US$(000)

Balance as of January 1, 2011	77,427

Disbursements	(13,108)
Changes in estimates (property, plant and equipment and development costs)	1,571
Changes in estimates (expenses)	6,924
Increase for accretion expense of the present value of the provision	9,100
Balance as of December 31, 2011	81,914

Disbursements	(22,485)

Notes to the consolidated financial statements (continued)

US$(000)

Changes in estimates (property, plant and equipment and development costs)	24,812
New mine closure plans (property, plant, equipment and development costs)	8,897
Changes in estimates (income)	(512)
Increase for accretion expense of the present value of the provision	6,812

Balance as of December 31, 2012	99,438

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2013 and 2027. Estimates of the costs for closure of mining units are based on studies prepared by independent advisers that meet the environmental regulations in effect. The provision for closure of mining units and exploration projects corresponds mostly to activities that must be carried out for restoring the mining units and areas affected by operation and production activities. The principal works to be performed correspond to earthworks, re-vegetation efforts and dismantling of the plants. Closure budgets are reviewed regularly to take into account any significant change in the studies conducted. Nevertheless, the closure costs of mining units will depend on the market prices for the closure works required, which would reflect future economic conditions. Also, the time when the disbursements will be made depends on the useful life of the mine, which will be based on future metals prices.

As of December 31, 2012, the future value of the provision for closure of mining units and exploration projects was US$181,250,000, which has been discounted using the annual risk-free rate 4.07 percent, resulting in an updated liability of US$99,438,000 (US$127,492,000 which has been discounted using the annual risk-free rate 4.87 percent, resulting in an updated liability of US$81,914,000 as of December 31, 2011). The Company believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

During 2012 and 2011 the Ministry of Energy and Mines has approved the following mine closure plans:

Project name	Resolution Number	Approval date

Julcani mining unit (*)	R.D. N°046-2011-MEM-AAM	February 11, 2011
Administrative Economic Unit Esperanza 2001 (*)	R.D. N°027-2011-MEM-AAM / R.D. N°264-2011-MEM-AAM	January 27, 2011 / August 19, 2011

Notes to the consolidated financial statements (continued)

Project name	Resolution Number	Approval date
Orcopampa mining unit (*)	R.D. N°283-2011-MEM- AAM	September 9, 2011
Poracota mining unit (*)	R.D.N°104-2011-MEM-AAM	April 8, 2011
Angelica Rubio Chico Project	R.D.N°371-2011-MEM-AAM	April 6, 2011
Angelica Rulo project	R.D.N°111-2011-MEM-AAM	April 12, 2011
Trocancha Anchaca project	R.D.N °168-2011-MEM-AAM	June 2, 2011
Pucarumi project	R.D.N°297-2011-MEM-AAM	September 26, 2011
Breapampa mining unit	R.D.N°237-2012-MEM-AAM	July 17, 2012
Colquijirca mining unit (*)	R.D.N°243-2012-MEM	August 17, 2012

(*) Change to the initial plan.

The Company has constituted letters of credit to Ministry of Energy and Mines for US$46,608,000 (US$39,511,000 as of December 31, 2011) to secure mine closure plans for the above-mentioned units.

(b)	Workers´profit sharing -

Legislative Decree N° 892 (L.D. 892), issued in 1996 and which regulates the right of workers to participate in the company’s profits that performs activities generating third categories income, requires companies domiciled in Peru to compute and pay to employees, a share of the profits generated by the companies for which they work.

The worker’ profit sharing is recognized as labor costs in the “Cost of sales, without considering depreciation and amortization” or “Administrative expense” of the consolidated financial statement according to the duties or function of the workers.

According to indicated to note 2.3.(v), the workers’ profit sharing is paid until a limit of 18 wages. The excess is retained by the Company and this is paid to Peruvian Government entities (FONDOEMPLEO and regional government). During the year 2012, the excess between the total amounts of workers’ profit sharing calculated in accordance to L.D. 892 and the limit to pay to employees amounts to US$2,164,000 as of December 31, 2012 (US$6,221,000 as of December 31, 2011), which will be transferred to FONDOEMPLEO within the period established by law. Based on the Company’s accounting policy, such excess is show as operating expenses in the consolidated statement of comprehensive income.

The following table presents the movement of the workers´profit sharing:

US$(000)

Balance as of January 1, 2011	21,442

Payments	(21,329)
Changes in estimates	39,044

Notes to the consolidated financial statements (continued)

US$(000)

Balance as of December 31, 2011	39,157
Payments	(34,014)
Changes in estimates	23,284

Balance as of December 31, 2012	28,427

(c)	Stock Appreciation Rights -

Senior executives of the Company are granted share appreciation rights, which can only be settled in cash, if the executive is working for the Company at each program’s settlement date. These programs are mainly structured in a ten-year term, allocated in several programs with progressive maturities. The settlement of each program is determined based on the variation of the market prices at the maturity date as compared to the price at the date of the grant, over the corresponding number of shares.

The table below presents the principal assumptions used by the Company to estimate the fair value:

	2012		2011

Historical volatility		48.38%		49.50%
Risk-free interest rate for the remaining period until vesting		0.16%		0.00%
Dividend yield		1.25%		1.21%
Period covered by the program		10 years		10 years
Market value of the shares at closing	US$	35.95	US$	38.34

The expected life of the options is based on historical and recent expectations, and does not necessarily represent patterns that indicate the executions of options that could occur. The expected volatility reflects the assumption that the historical volatility for a period similar life of the options indicates the trend in the future, which may not necessarily be the end result.

The valuation model used by the Company as of December 31, 2012 and 2011 was Turnbull & Wakeman.

Notes to the consolidated financial statements (continued)

The table below presents the movement of the shares subject to the compensation program for the years 2012 and 2011:

	Number of shares
	2012	2011

Opening balance	3,593,733	3,133,250
Granted during the year	790,000	775,000
Retired during the year	(82,000)	(30,000)
Expired during the year	(332,069)	(284,517)

Ending balance	3,969,664	3,593,733

The payment obligations of shares subject to the compensation program per year are: 454,686 in 2013; 602,532 in 2014; 728,031 in 2015; 611,115 in 2016 and 1,573,300 thereafter.

The average real prices for the programs granted and expiring in the months of January 2013 and 2012 were US$34.86 and US$40.04 per share, respectively.

The table below presents the movement of the stock appreciation rights for the years 2012, 2011 and 2010:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Opening balance	43,188	69,380	41,131
Valuation (reverse) of the year	1,799	(5,693)	42,425
Payments made during the year	(16,729)	(20,499)	(14,176)
	28,258	43,188	69,380

Less - non-current portion	(22,203)	(26,457)	(49,170)

Current portion	6,055	16,731	20,210

Notes to the consolidated financial statements (continued)

15.	Financial obligations
(a)	The table below presents the detail of financial obligations: as of December 31, 2012 and 2011.

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2012	2011
	US$(000)					US$(000)	US$(000)

Empresa de Generación Huanza S.A.
Banco de Credito del Peru - Leasing (c)	119,000	10 years	Leased equipment	Three-month Libor plus 4.00% (4.306% as of December 31, 2012 and 4.581% as of December 31, 2011)	Quarterly maturities to during seven years from capitalization	119,000	105,042
Sociedad Minera El Brocal S.A.A.
Banco de Credito del Peru - Loan (b)	120,000	4 years	None	Three-month Libor plus 3% (3.32% as of December 31, 2012)	Quarterly maturities US$2,812 and a payment of US$45,000 at the end of the loan	60,000	-

Leasing	329	2 years	Leased equipment	4.60%	Monthly maturities of US$13,569 from August 2012 to July 2014	257	-

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental - Working Capital Loan	10,000	4 years	None	Three-month Libor plus 1.25%	Quarterly maturities of US$500,000 from September 2007 to June 2012	-	1,000

Other minor						47	72
						179,304	106,114

Non-current portion						(173,489)	(105,072)

Current portion						5,815	1,042

(b)	On September 28, 2012, El Brocal subscribed a medium-term loan contract with Banco de Credito del Peru amounted to US$120,000,000; which was approved by El Brocal ´s Board of Directors on April 23, 2012, with the following terms and conditions:

Notes to the consolidated financial statements (continued)

-	Capital: US$120,000,000.
-	Term and annual interest rate: 4 years with a variable rate (Three-month Libor plus 3 points).
-	Guarantee: Pledge of 2 contract of sale of concentrate, one of copper and another of lead.
-	Amortization: Quarterly constant maturities and a final payment of 25 percent of capital.
-	Availability of the loan period: Until May 2013.

At the same time to obtain the loan described above, El Brocal Management obtained 3 bridge loans amounted to US$44,000,000 in the form of simple notes, which were disbursed on July 18, September 19, and November 14, 2012. The rate for these loans was signed by the same initial loan of US$120,000,000 (three-month Libor + 3 percent, equivalent to 3.32 percent at December 31, 2012). These notes were cancelled in November of 2012 with the first disbursement of US$60,000,000.

The interest expenses related to this loan as of December 31, 2012 amounted to US$334,000, which have been capitalized in “Mining concessions, development costs and property, plant and equipment, net” caption.

Notes to the consolidated financial statements (continued)

(c)	On December 2, 2010 Banco de Credito (hereinafter “the Bank”) executed a financial lease agreement with Consorcio Energético Huancavelica S.A., Empresa de Generación Huanza S.A. and Compañía de Minas Buenaventura S.A.A. for construction of a hydroelectric power station. This financial lease for US$119,000,000 is in favor of Empresa de Generación Huanza S.A. (hereinafter “the Lessee”). This agreement stipulates that Buenaventura commits itself as a joint surety of the Lessee, guaranteeing fulfillment of the pecuniary obligations in favor of the bank. As of December 31, 2012, the total disbursement made by the bank amounted to US$119,000,000 (US$105,042,000 as of December 31, 2011).

(d)	The financial obligations held by Buenaventura and its subsidiaries mature as follows:

Year	2012	2011
	US$(000)	US$(000)

2012	-	1,042
2013	5,815	15,025
2014	28,364	15,017
2015 thereafter	145,125	75,030
	179,304	106,114

Current portion	(5,815)	(1,042)

Non-current portion	173,489	105,072

16.	Shareholders’ equity, net
(a)	Capital stock -

The Company’s share capital is stated in Nuevos Soles (S/.) and consists of common shares with voting rights that represent 100 percent of the Company’s issued capital. The table below presents the components of the capital stock:

	As of December 31, 2012 and 2011
	Number of shares	Capital stock	Capital stock
		S/.(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,130,260)	(211,303)	(62,622)
	253,759,664	2,537,596	750,540

Notes to the consolidated financial statements (continued)

The market value of common shares amounted to US$36.06 as of December 31, 2012 (US$37.78 as of December 31, 2011) and it presented a trading frequency of 97.61 percent (98.41 percent as of December 31, 2011).

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholders’ meetings but do participate in the distribution of dividends. The table below presents the components of investment shares:

	As of December 31, 2012
	Number of shares	Investment shares	Investment shares
		S/.(000)	US$(000)

Investment shares	744,640	6,827	2,019
Treasury investment shares	(271,733)	(1,640)	(620)
	472,907	5,187	1,399

	As of December 31, 2011
	Number of shares	Investment shares	Investment shares
		S/.(000)	US$(000)

Investment shares	744,640	7,446	2,161
Treasury investment shares	(61,976)	(619)	(142)
	682,664	6,827	2,019

The market value of investment shares amounted to US$29.41 as of December 31, 2012 (US$37.70 as of December 31, 2011) and it presented a trading frequency of 7.57 percent (12 percent as of December 31, 2011).

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

For the years ending December 31, 2012, 2011 and 2010, the Company had not increased its legal reserve due to its legal reserve reached the limit mentioned before.

(d)	Dividends declared and paid -

The table below presents the dividends declared and paid in 2012, 2011 and 2010:

Notes to the consolidated financial statements (continued)

Meeting	Date	Dividends declared and paid	Dividend per share
		US$	US$
2012 Dividends
Mandatory Annual Shareholders’ Meeting	March 26	110,254,000	0.40
Board of Directors’ Meeting	October 30	55,126,000	0.20
Less – Dividends of treasury shares		(12,714,000)
		152,666,000
2011 Dividends
Mandatory Annual Shareholders’ Meeting	March 25	90,959,000	0.33
Board of Directors’ Meeting	October 27	63,396,000	0.23
Less – Dividends of treasury shares		(11,867,000)
		142,488,000
2010 Dividends
Mandatory Annual Shareholders’ Meeting	March 26	82,690,000	0.30
Board of Directors’ Meeting	October 28	44,101,000	0.16
Less – Dividends of treasury shares		(9,748,000)
		117,043,000

The effect of declared and paid dividends by subsidiaries to non-controlling interest is made up as follows:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	19,266	17,263	19,383
S.M.R.L. Chaupiloma Dos de Cajamarca	14,820	14,280	3,688
Minera La Zanja S.R.L.	10,795	31,919	-
Inversiones Colquijirca S.A.	-	3,274	16,105
	44,881	66,736	39,176

17.	Tax Situation
(a)	The Company and its subsidiaries are subject to the Peruvian tax system. As of December 31, 2012, the income tax rate was 30 percent on taxable income.

Legal entities and individuals not domiciled in Peru are subject to an additional tax of 4.1 percent on the dividends received.

Through Law N°29666, published on February 20, 2011, it is restored the 16 percent of Value Added Tax being applicable from March 1, 2011.

Additionally, through Law N°29667, published in the same date, the Financial Transactions Tax is reduced to 0.005 percent, being applicable from April 1, 2011.

Notes to the consolidated financial statements (continued)

(b)	During the four years following the year of filing tax returns the tax authorities have the power to review and, as applicable, correct the income tax computed by the Company. The Income Tax and Value Added Tax (“IGV” by its Spanish acronym) returns for the following years are open to review by Tax Authorities:

Entity	Years open to review by Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2008, 2009, 2010, 2011 and 2012
Buenaventura Ingenieros S.A.	2008, 2009, 2010, 2011 and 2012
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN	2010, 2011 and 2012
Compañía Minera Condesa S.A.	2008, 2009, 2010, 2011 and 2012
Compañía Minera Colquirrumi S.A.	2008, 2009, 2010, 2011 and 2012
Consorcio Energético de Huancavelica S.A.	2008, 2009, 2011 and 2012
Contacto Corredores de Seguros S.A.	2008, 2009, 2010, 2011 and 2012
Inversiones Colquijirca S.A.	2008, 2009, 2010, 2011 and 2012
Sociedad Minera El Brocal S.A.A.	2008, 2009, 2010, 2011 and 2012
S.M.R.L. Chaupiloma Dos de Cajamarca	2008, 2010, 2011 and 2012
Minera La Zanja S.R.L.	2008, 2009, 2010, 2011 and 2012
El Molle Verde S.A.C.	2011 and 2012
Empresa de Generación Huanza S.A.	2008, 2009, 2010, 2011 and 2012
Procesadora Industrial Rio Seco S.A.	2010, 2011 and 2012

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits that will perform will result in increased liabilities for the Company. For that reason any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In Management’s opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2012 and 2011.

Buenaventura -

Buenaventura’s Income Tax Returns for the 2000 and 2003 periods have been audited by Tax Authorities. As a result of the aforesaid, the Tax Administration has issued assessments denying recognition of Buenaventura’s tax-loss carryforwards reported as of December 31, 2000 and 2003 amounting to S/.71,160,000 (equivalent to US$27,895,000) and S/.18,224,000 (equivalent to US$7,144,000), respectively. In October and November of 2012, the Fiscal Court resolve in favor to the Company the appeal process for the year 2000 and 2003, determining that the dividends should not be considered as taxable for purposes of determining the tax-loss carryforward.

Notes to the consolidated financial statements (continued)

During the year 2007, the Tax Administration audited Buenaventura’s Income Tax Returns for the 2004 and 2005 periods. As a consequence of the aforementioned, the Tax Administration issued assessments denying recognition of some tax deductions by S/.77,921,000 (equivalent to US$30,545,000) in 2004 and S/.119,785,000 (equivalent to US$46,956,000) in 2005. The main objection considered as taxable income the reversal of the provision related to commercial contracts, which in that time were not deducted to calculate Income Tax. To date, the Tax Administration has issued a resolution, on the claim petition filed by the Company, to ratify the assessment made in the audit.

In July 2012, the Fiscal Court resolved the appeal process of the year 2005 determining null the resolution related to the reversal of the provision related to commercial contracts. As of the date of the consolidated financial statement, Tax Administration, through resolution, annulled the main objection of considered as taxable income the reversal of the provision related to commercial contracts, calculating a tax debt for S/.9,384,000 (equivalent to US$3,679,000), including fiscal penalty which were appealed. In Management´s opinion and its legal advisors, the Company should obtain a favorable result in the appeal process that the Company has started against the resolution.

In October 2012, the Fiscal Court resolved the appeal process of the year 2004, determining null the resolution related to the reversal of the provision related to commercial contracts. As of the date of the consolidated financial statement, Tax Administration, through resolution, annulled the main objection of considered as taxable income the reversal of the provision related to commercial contracts, calculating a tax debt for S/.246,000 (equivalent to US$96,000). As of the date of the consolidated financial statement, the debt has been paid.

During the year 2010, the Tax Administration audited Buenaventura’s Income Tax and Value Added Tax for the 2006 period. As a consequence of the aforementioned, the Tax Administration does not recognize some tax deductions made by the Company amounting to S/.184,339,000 (equivalent to US$72,261,000). The main objection considered as taxable income the reversal of the provision related to commercial contracts. Also, the Tax Administration considered the explosive delivery to mining contractors as a transaction subject to Income Tax and Value Added Tax amounting to S/.12,275,000 (equivalent to US$4,812,000). To date, the Tax Administration has issued a resolution, on the claim petition filed by the Company, to ratify the assessment made in the audit.

In July 2012, the Fiscal Court resolved the appeal process of the year 2006, determining null the resolution related to the reversal of the provision related to commercial contracts and annulled the explosive delivery to mining contractors. As of the date of the consolidated financial statement, Tax Administration, through resolution, annulled the main objection of considered as taxable income the reversal of the provision related to commercial contracts, calculating a tax debt for S/.3,314,000 (equivalent to US$1,299,000). As of the date of the consolidated financial statement, the debt has been paid.

Notes to the consolidated financial statements (continued)

The Income Tax declared by the Company for the years 2008 to 2011 and Value Added Tax by the periods from December 2008 and December 2012, are subject to be audited by tax authorities. It is important to mention that currently the Tax Administration is auditing 2007 Income Tax. Furthermore, the Company has been notified by Tax Administration the beginning of the audit of the income tax declare by the Company for the year 2008 and Value Added Tax for the period between January and December 2008, the audit will begin in March 2013.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits that will perform will result in increased liabilities for the Company. For that reason any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in Management’s opinion and its legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2012 and 2011.

Cedimin -

Cedimin´s Income Tax Return for the 2002 period has been audited by the Tax Administration. As a result, the Tax Administration has issued assessments modifying the tax-loss carryforward declared by Cedimin. In those periods the principal objection is against having considered Cedimin´s loss of S/.22,041,000 (US$8,640,000) on the sale of Minera Huallanca S.A.C. and Minera Yanaquihua S.A. shares as non-deductible. In the opinion of Cedimin´s Management and its legal advisors, this interpretation has no legal basis, for which reason Cedimin would obtain a favorable result in the tax claim procedure initiated against the above-indicated assessment.

Condesa -

Condesa´s Income Tax Returns for the 2000, 2001 and 2003 periods have been audited by the Tax Administration. As a result of the aforesaid, the Tax Administration has issued assessments reducing the tax-loss carryforwards from previous years, which Condesa had reported in those periods, by S/.31,338,000 (US$12,285,000). For these periods, the principal objection is against having considered non-taxable income (dividends) as taxable for purposes of determining the tax-loss carryforward.

Notes to the consolidated financial statements (continued)

In October 2011, the Fiscal Court issued the resolutions with favourable result to Condesa. Therefore, tax-loss carryforward reported by Condesa is correctly recognized for 2000, 2001 and 2003.

Sociedad Minera El Brocal S.A.A. -

In 2006 the Tax Administration audited El Brocal Income tax return for the 2003 period, determining objections of S/.2,292,018 (equivalent to US$898,478) to net income for the period for under-reporting sales by the improper deduction of freight and insurance on mineral exports, which results in a reduction of the tax-loss carryforwards for the mentioned amount. The penalty resolution issued for this objection amounts to S/.343,803 (equivalent to US$134,772, without penalty interest) and was not accepted by El Brocal, therefore a claim was filed against the penalty. On November 30, 2010, the Tax Administration has issued a resolution No. 0150140009380, which rejected Brocal´s claim. Brocal do not agree with the scope of the resolution and a claim was presented to Fiscal Court on January 10, 2011, in accordance with the deadlines established by the Tax Code.

The Income Tax declared by the Company for the years 2008 to 2012 and Value Added Tax by the periods from December 2008, January 2010 to December 2012, are subject to be audited by tax authorities.

(c)	As of December 31, 2012 and 2011, the tax-loss carryforward determined by Buenaventura amounts to approximately S/.278,391,000 and S/.595,924,000 respectively (equivalent to US$109,130,000 and US$220,958,000). In November 2010, a restated income tax return was submitted for 2009 which increased the tax-loss carryforward. As allowed by the Income Tax Law, Buenaventura has chosen a system for offsetting this loss with an annual cap equivalent to 50 percent of net future taxable income, until exhausting this amount. The amount of the tax-loss carryforward is subject to the results of the audits mentioned in the previous paragraph (b).

Buenaventura has decided to recognize a deferred income tax asset insofar as there it is more likely than not that the tax-loss carryforward can be used to offset future taxable net income. See note 24.

(d)	For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be substantiated with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Company’s operations, the Company’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Company as of December 31, 2012 and 2011. In accordance with the Legislative Decree 1116, effective since August 1, 2012, those standards are not applicable to the determination of Value Added Tax.

Notes to the consolidated financial statements (continued)

(e)	As mentioned in the note 2.3.(r) payments to the Government for mining royalties and special mining tax are under the scope of IAS 12, therefore, they are managed as were income tax, see detail in note 24(d).

(f)	On July 9, 2011, Law No. 29741 was enacted, which created the Supplemental Retirement Mining, Metallurgy and Steel Fund as a social security fund for workers of undertakings included in such sectors. Subsequently, dated May 11, 2012, Supreme Decree No. 006-2012-TR was issued, through which approved the regulations of the Law mentioned above.

According to Article 1 of the Law, the Fund is constituted by the following contributions: (i) 0.5 percent of the annual pre-tax income of mining metallurgical and steel, and (ii) 0.5 percent monthly of gross monthly salary of each worker mining, metallurgical and steel.

18.	Net sales

The Company’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The table below presents the net sales to customers by geographic region and product type:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Sales by geographic region
America	742,103	710,729	504,648
Peru	556,407	600,147	479,126
Europe	98,085	132,662	35,937
Asia	53,090	8,321	7,944
	1,449,685	1,451,859	1,027,655
Services rendered
Peru	46,656	41,225	20,230
America	8	82	-
Asia	-	710	-
Europe	-	6	-

	1,496,349	1,493,882	1,047,885

Notes to the consolidated financial statements (continued)

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Sales by product
Gold	738,477	791,387	578,582
Silver	544,947	526,380	274,624
Copper	177,573	193,215	129,444
Zinc	82,873	72,095	92,884
Lead	52,834	36,880	46,913
	1,596,704	1,619,957	1,122,447
Deductions	(147,930)	(127,957)	(112,254)
Prior-period settlements	(15,609)	2,429	(4,922)
	1,433,165	1,494,429	1,005,271
Adjustment to open provisional liquidations	14,816	(22,679)	6,630
Embedded derivatives from sale of concentrate (a)	1,776	(11,210)	13,870
Hedging operations	(72)	(8,681)	1,884
	1,449,685	1,451,859	1,027,655
Sale of services, power and other minor items	46,664	42,023	20,230

	1,496,349	1,493,882	1,047,885

(a)	Embedded derivative for sales of concentrate -

Concentrates sales are based on commercial contracts, from which a provisional value based on forward quotation. The sales adjustments are considered an embedded derivative, which is required to be separated from the host commercial contract. Commercial contract are related to the quotation prices (London Metal Exchange). The embedded derivative, which does not qualify for hedge accounting, therefore, changes in the fair value are charge to profit and loss. Final quotations are settled in different months, according to the commercial contracts.

The adjustments to the provisional sale value are recorded as an adjustment in the current net sales. These adjustments resulted in higher sales by US$1,776,000, lower sales by US$11,210,000; and higher sales by US$13,870,000 in 2012, 2011 and 2010, respectively, as a result of the future behavior of metal prices trade by the Company at the cutoff date.

(b)	Concentration of sales -

In 2012, the three most important customers represented 48, 15 and 8 percent of total sales (58, 21 and 6 percent of total sales in 2011). As of December 31, 2012, 68 percent of the accounts receivable is related to these customers (86 percent as of December 31, 2011). The Company’s sales of gold and concentrates are delivered to investment banks and national and international well known companies. See note 28(b). Some have sales contracts that guarantee supplying them the production from the Company’s mines at prices that are based on market quotations.

Notes to the consolidated financial statements (continued)

19.	Costs of sales, without considering depreciation and amortization

The table below presents the components of this caption:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Opening balance of products in process, note 8(a)	140,775	77,441	15,650
Opening balance of finished goods, note 8(a)	19,026	6,750	7,578
	159,801	84,191	23,228

Services provided by third parties	274,100	173,162	167,510
Consumption of materials and supplies	133,983	101,700	86,946
Direct labor	103,828	103,313	76,666
Electricity and water	29,966	35,083	20,890
Cost of concentrate purchase to third parties	18,563	16,917	12,741
Transport	16,389	13,445	10,538
Insurance	11,973	9,658	7,281
Rentals	9,835	24,542	6,697
Maintenance and repair	7,016	5,256	4,441
Provision for impairment of finished goods, note 8(f)	212	383	1,648
Other production expenses	43,522	38,314	12,734
	649,387	521,773	408,092

Final balance of products in process, note 8(a)	(148,533)	(140,775)	(77,441)
Final balance of finished goods, note 8(a)	(31,163)	(19,026)	(6,750)
	(179,696)	(159,801)	(84,191)

	629,492	446,163	347,129

Notes to the consolidated financial statements (continued)

20.	Exploration in operating units

The table below presents the components of this caption:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Exploration expenses
Orcopampa	49,079	33,391	28,719
Poracota	30,105	18,244	18,390
Uchucchacua	29,306	20,223	16,683
Antapite	12,222	7,271	6,346
Mallay	8,018	-	-
Recuperada	7,476	5,847	5,246
Julcani	7,327	6,563	5,105
Shila - Paula	6,371	15,482	10,688
La Zanja	2,517	2,334	264
Breapampa	308	-	-
Caraveli	236	-	-
Other	53	-	-

	153,018	109,355	91,441

21.	Royalties

The table below presents the components of this caption:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., note 30(b)	34,863	31,882	27,572
Peruvian Goverment	2,489	28,222	24,613
Minera El Futuro de Ica S.R.L., note 30(b)	315	158	85

	37,667	60,262	52,270

22.	Administrative expense

The table below presents the components of this caption:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Personnel expense	40,665	38,466	37,184
Other management expenses	28,796	17,969	8,815
Professional fees	12,307	12,116	6,490
Insurance	2,901	726	856
Board of Directors’ participation	2,522	2,591	2,384
Donations	2,181	1,878	1,691
Rent	2,058	2,653	1,248
Travel and mobility	1,846	731	608
Valuation (reversed) of stock appreciation right	1,720	(5,982)	42,425
Supplies	1,669	1,162	665
Communications	989	783	903
Subscription and quote	768	976	848
Maintenance	457	729	534
Canon	377	83	83
Amortization of other assets	39	239	503
Allowance for doubtful accounts	-	50	2,000

	99,295	75,170	107,237

Notes to the consolidated financial statements (continued)

23.	Exploration in non-operating areas

The expenses by exploration area are presented below:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Projects outside of mining units
Trapiche	16,145	4,731	1,321
San Gregorio	11,292	3,015	2,837
Focus - Chancas	6,381	1,957	104
Consolidado de Hualgayoc	5,704	1,937	2,126
Breapampa	5,571	5,565	1,486
Chiptaj - Chancas	4,360	1,813	784
Colquemayo	3,973	4,042	2,759
San Pedro Sur	2,477	-	1,940
Chacua (San Francisco)	2,209	1,612	105
Mallay	1,959	10,536	9,251
Surichata	1,088	-	-
El Faique	916	590	477
Vacas Heladas	453	736	-
La Joya	324	1,577	177
Anamaray	159	99	828
Chaje	24	206	1,042
Terciopelo	23	133	1,230
Pachuca Norte - Mexico	-	3,264	203
Other minor projects less than US$500,000	10,524	991	6,018
	73,582	42,804	32,688
Projects in mining units
Shila	16,191	-	-
Marcapunta	3,119	6,789	3,417
Santa Barbara	2,599	-	-

	95,491	49,593	36,105

Notes to the consolidated financial statements (continued)

24.	Deferred income tax
(a)	The Company and its subsidiaries recognize the effects of timing differences between the accounting basis and the tax basis. The table below presents the components of this caption, according to the items that give rise to them:

	As of January 1, 2011	Credit (debit) to the consolidated Income statement	Credit (debit) to the consolidated changes in shareholders´equity	As of December 31, 2011	Credit (debit) to the consolidated Income statement	Credit (debit) to the consolidated changes in shareholders´ equity	As of December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Deferred asset for income tax included in results
Difference in depreciation and amortization rates	19,208	8,831	-	28,039	12,172	-	40,211
Tax – loss carryforward	125,363	(59,053)	-	66,310	(33,522)	-	32,788
Effect of translation to U.S. dollars	5,930	3,130	-	9,060	7,746	-	16,806
Provision for closure of mining units, net	13,774	1,132	-	14,906	469	-	15,375
Stock appreciation rights provision	20,862	(7,545)	-	13,317	(4,864)	-	8,453
Environmental liability for Mina Santa Barbara	1,494	-	-	1,494	127	-	1,621
Embedded derivative from sale of concentrates	1,327	929	-	2,256	(853)	-	1,403
Other minor	7,784	2,053	-	9,837	5,693	-	15,530
	195,742	(50,523)	-	145,219	(13,032)	-	132,187
Less – Allowance for deferred asset recoverability	(2,622)	(1,177)	-	(3,799)	(1,518)	-	(5,317)
	193,120	(51,700)	-	141,420	(14,550)	-	126,870

Deferred asset included in retained earnings
Derivative financial instruments	6,957	-	(6,468)	489	-	(489)	-
	200,077	(51,700)	(6,468)	141,909	(14,550)	(489)	126,870
Deferred assets for mining royalties and special mining tax included in results
Exploration expenses	-	2,157	-	2,157	1,319	-	3,476
Embedded derivatives from sale of concentrate	-	335	-	335	(144)	-	191
Final price adjustment of open provisional liquidations	-	828	-	828	(804)	-	24
	-	3,320	-	3,320	371	-	3,691
Total deferred asset	200,077	(48,380)	(6,468)	145,229	(14,179)	(489)	130,561

Notes to the consolidated financial statements (continued)

	As of January 1, 2011	Credit (debit) to the consolidated Income statement	Credit (debit) to the consolidated changes in shareholders´equity	As of December 31, 2011	Credit (debit) to the consolidated Income statement	Credit (debit) to the consolidated changes in shareholders´ equity	As of December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Deferred liability for income tax included in results
Differences in amortization rates for development costs	(18,163)	3,278	-	(14,885)	1,792	-	(13,093)
Deemed cost of fixed assets	(4,848)	1,469	-	(3,379)	1,094	-	(2,285)
Unrealized loss on financial instruments	-	(384)	-	(384)	-	384	-
Other minor	(251)	6	-	(245)	(1,131)	-	(1,376)
Embedded derivatives from sale of concentrate	(2,765)	2,565	-	(200)	171	-	(29)
	(26,027)	6,934	-	(19,093)	1,926	384	(16,783)
Deferred liability for mining royalties and special mining tax
Deemed cost of fixed assets	-	(501)	-	(501)	217	-	(284)
Adjustment to open provisional liquidations	-	-	-	-	(151)	-	(151)
Derivative financial instruments	-	(54)	-	(54)	-	54	-
Embedded derivatives from sale of concentrate	-	(43)	-	(43)	43	-	-
	-	(598)	-	(598)	109	54	(435)
Total deferred liability	(26,027)	6,336	-	(19,691)	2,035	438	(17,218)
Deferred asset, net	174,050			125,538			113,343
F-86

Notes to the consolidated financial statements (continued)

Buenaventura has not recognized deferred income tax liability in relation to the excess of the accounting basis over the tax basis of investments in shares due to the following:

-	In the case of the Cerro Verde associate, Buenaventura has not recognized a deferred income tax asset for US$369,206,000 as of December 31, 2012 (deferred asset of US$363,097,000 as of December 31, 2011), given that Buenaventura’s Management, even though only exercising significant influence over this associate, has the intention and capacity to hold this investment until its copper reserves are depleted; in this sense, Management believes that the timing differences will be reversed by means of dividends to be received in the future that, are not subject to the income tax paid by the Company. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in this associate (which event would result in a taxable capital gain based on current tax law).

-	In the case of the Yanacocha associate, Buenaventura has not recognized a deferred income tax liability for US$236,463,000 as of December 31, 2012 (deferred liability of US$159,320,000 as of December 31, 2011), given that Buenaventura’s Management, even though only exercising significant influence over this associate, has the intention and capacity to hold this investment until its gold and silver reserves are depleted; in this sense, Management believes that the timing differences will be reversed by means of dividends to be received in the future that, are not subject to the income tax paid by the Company. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in this associate (which event would result in a taxable capital gain based on current tax law).

(b)	The table below presents the current and deferred portions of the provisions for Income Tax shown in the consolidated income statement for the years 2012, 2011 and 2010:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Income tax -
Current
Compañía de Minas Buenaventura S.A.A.	(37,343)	(60,091)	(38,003)
Minera La Zanja S.A.	(30,493)	(37,180)	(3,793)
S.M.R.L. Chaupiloma Dos de Cajamarca	(20,560)	(18,976)	(16,411)
Sociedad Minera El Brocal S.A.A.	(10,400)	(35,944)	(27,765)
Consorcio Energético de Huancavelica S.A.	(3,029)	(1,404)	(1,364)

Notes to the consolidated financial statements (continued)

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Other	(4,984)	(4,867)	(1,246)
	(106,809)	(158,462)	(88,582)
Deferred
Compañía de Minas Buenaventura S.A.A.	(27,890)	(51,544)	(29,519)
Minera La Zanja S.A.	7,463	31	(5,134)
Sociedad Minera El Brocal S.A.A.	2,457	6,335	(55)
Other	6,723	54	(36)
	(11,247)	(45,124)	(34,744)
	(118,056)	(203,586)	(123,326)
Mining royalties and Special Mining Tax -
Current
Compañía de Minas Buenaventura S.A.A.	(16,041)	(7,371)	-
Minera La Zanja S.A.	(5,170)	(2,176)	-
Sociedad Minera El Brocal S.A.A.	(3,765)	(1,211)	-
	(24,976)	(10,758)	-

Deferred
Compañía de Minas Buenaventura S.A.A.	1,093	1,140	-
Minera La Zanja S.A.	(330)	1,634	-
Sociedad Minera El Brocal S.A.A.	(282)	3	-
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	(43)	(22)	-
	438	2,755	-
	(24,538)	(8,003)	-

Total income tax	(142,594)	(211,589)	(123,326)

Notes to the consolidated financial statements (continued)

(c)	During the years 2012, 2011 and 2010 the provisions posted for income tax in the income statement were determined as follows:

	2012	%	2011	%	2010	%
	US$(000)		US$(000)		US$(000)

Income before income tax	885,384		1,172,067		848,215
Share in the results of associates	(464,239)		(468,363)		(428,885)
	421,145	100.0	703,704	100.0	419,330	100.0

Theoretical income tax	126,344	30.0	211,112	30.0	125,799	30.0
Expenses not deductible for tax purposes	4,578	1.1	4,856	0.7	1,963	0.5
Effect of translation to U.S. dollars	(11,716)	(2.8)	(3,130)	(0.4)	(941)	(0.2)
Mining royalties and special mining tax	(5,876)	(1.4)	(3,227)	(0.5)	-	-
Effect from currency exchange difference	(3,794)	(0.9)	(5,027)	(0.7)	-	-
Recovery of exploration expenses in Tantahuatay project	-	-	-	-	(4,504)	(1.1)
Reversal of the provision for impairment of long-lived assets	-	-	-	-	(4,867)	(1.2)
Other permanent items	8,520	2.0	(998)	(0.1)	5,876	1.4
Expense for income tax purposes	118,056	28.0	203,586	28.9	123,326	29.4
Mining royalties and Special Mining Tax	24,538	5.8	8,003	1.1	-	-

Total	142,594	33.9	211,589	30.1	123,326	29.4

Notes to the consolidated financial statements (continued)

(d)	On September 29, 2011, Laws 29788 and 29789 modified the Mining Royalties, and created the Special Mining Tax, respectively. Both laws establishes that the payments for mining royalties and special mining tax will be calculated using the quarterly operating income. Rates are establishes based on the gross margin, which is calculated dividing the quarterly operating income over the income generated on that period. The higher amount between the mining royalty and 1 per cent of the income generated by the quarterly sales is paid. Also it is required to pre-payments in advance for the months of October, November and December 2011. Laws were effective since October 1, 2011.

25.	Basic and diluted earnings per share

Basic earnings per share are computed by dividing net earnings for the period by the weighted average number of shares outstanding during the year.

In the table below is the composition of the number of shares outstanding as of December 31, 2012, 2011 and 2010, and the number of shares considered in the calculation of basic and diluted earnings per share:

	Shares outstanding as of December 31, 2012, 2011 and 2010					Shares (denominator in calculating earnings per share considering treasury shares acquired in 2012)
	Common	Investment	Of treasury		Total	Common	Investment	Total
			Common	Investment

Balance at January 1, 2012, 2011 and 2010	274,889,924	744,640	(21,130,260)	(61,976)	254,442,328	253,759,664	682,664	254,442,328

Treasury shares acquired during 2012	-	-	-	(209,757)	(209,757)	-	(209,757)	(209,757)
Balance at December 31, 2012, 2011 and 2010	274,889,924	744,640	(21,130,260)	(271,733)	254,232,571	253,759,664	472,907	254,232,571

Computation of the earnings per share as of December 31, 2012, 2011 and 2010 is presented below:

	2012	2011	2010

Attributable net income attributable to owners of the parent (numerator) – US$	684,685,000	858,927,000	660,821,000
Shares (denominator)	254,232,571	254,442,328	254,442,328

Basic and diluted earnings per share – US$	2.69	3.38	2.60

26.	Disclosure of information on segments

International Financial Reporting Standard (IFRS) 8 – “Operating Segments” requires that corporations present financial information taking into account the information reported that the chief operating decision maker uses internally for evaluating the performance of operating segments and allocating resources to those segments (a “through the eyes of management” approach).

The Company´s only reportable segment that meets the threshold for reporting is mining, these activities are executed through thirteen companies. The Company´s Management considers that these companies could be combined in one segment (mining) considering the financial performance and similar characteristic related to goods nature, production process nature, type of clients and legal environment. The electric segment, mining consulting and insurance are not significant in order to evaluate business development, reason why the Management considers mining the only reportable segment.

The Board of Directors has been identified as the responsible for approving the Company’s operational decisions. The Board of Directors is responsible for allocating resources and assessing performance as a single operating unit.

27.	Derivative financial instruments

Buenaventura

As of December 31, 2012 and 2011, Buenaventura had no derivative contracts.

El Brocal

El Brocal performed hedge transactions to hedge metals prices using anyone of the derivative instruments existing in the financial market for up to a term of 3 years, for a total of no more than 25 percent of the estimated metal content of its annual production each year. El Brocal Board of Directors meeting of February 23, 2007 named a Hedging Committee to be responsible for approving all hedging transactions, after their contracting and/or execution. El Brocal maintains lines of credit without margin with brokers on the London Metals Exchange (LME).

(a)	Mineral quotes hedging operations -

As of December 31, 2012, the agreements related to the price hedge were already settled. These hedging derivatives held force since 2010, with the intention of covering the risk resulting from a fall in metal prices which markets El Brocal, so they signed contracts that qualify as cash flow hedging cash, which were recorded as assets or liabilities in the statement of financial position, and presented at fair value. In the case hedges were effective to offset future cash flows from the sale of the related production, changes in fair value are deferred in an equity account. The deferred amounts were reclassified to sales when the corresponding production was sold.

Cash-flow hedges operations as of December 31, 2012 were:

Metal	Monthly average amount MT	Volume amount MT	Fixed average Price per MT	Periods	Fair value
			US$		US$(000)

Zero cost collar-option contracts
Copper	250	2,750	7,500 – 8,415	February – December 2012	638
Copper	250	2,750	7,500 – 8,425	February – December 2012	645

Fair value of financial instruments					1,283

The net change in the equity account “Other equity reserves” for the twelve months ended as of December 31, 2012 amounts to a loss of US$844,000 (gain of US$17,076,000 as of December 31, 2011 and a loss of US$11,442,000 as of December 31, 2010).

(b)	The change in the consolidated statement of comprehensive income related to hedging instruments is as follows:

	Hedge derivative financial instruments	Income tax and mining taxes	Net change in unrealized gain (loss) on hedging derivative financial instruments
	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2010	(6,843)	2,053	(4,790)
Loss from hedging transactions settled during the period, note 18(a)	(1,884)	565	(1,319)
Unrealized gain on hedge derivative financial instruments	(14,461)	4,338	(10,123)
Total change in derivative financial instruments for hedging	(16,345)	4,903	(11,442)

Balance as of December 31, 2010	(23,188)	6,956	(16,232)
Gain from hedging transactions settled during the period, note 18(a)	8,681	(2,604)	6,077
Unrealized gain on hedge derivative financial instruments	15,790	(4,791)	10,999
Total change in derivative financial instruments for hedging	24,471	(7,395)	17,076

Balance as of December 31, 2011	1,283	(439)	844
Loss from hedging transactions settled during the period, note 18(a)	(72)	20	(52)
Unrealized gain on hedge derivative financial instruments	(1,211)	419	(792)
Total change in derivative financial instruments for hedging	(1,283)	439	(844)

Balance as of December 31, 2012	-	-	-

(c)	Embedded derivatives from changes in the provisional prices of commercial settlements -

As of December 31, 2012 and 2011 the changes in the fair value of embedded derivatives, were present in the “Net sales” caption of the consolidated income statement. The futures quotes for the dates on which it is expected to settle the open positions as of December 31, 2012 and 2011 are taken from publications of the London Metals Exchange.

Embedded derivatives from sales of concentrate held by Buenaventura and El Brocal as of December 31, 2012:

		Maturity	Quotations		Fair value,
Metal	Amount	2013	Provisional	Future	net
			US$	US$	US$(000)

Sale of concentrates

Gold	37,454 DMT	January	1,651 - 1,750	1,652 - 1,740	513
Silver	2,258,731 Oz	January – April	28.70 – 34.23	30.19 – 30.26	(5,129)
Gold	179 DMT	January – March	1,686 – 1,771	1,652 – 1,654	(9)
Copper	36,076 DMT	January – April	7,491 – 8,193	7,912 – 8,067	(887)
Zinc	4,015 DMT	January – February	1,810 – 2,037	1,987 – 2,066	68
Lead	4,926 Oz	January – March	1,895 – 2,275	2,290 - 2,315	316
					(5,128)
Purchase of concentrates
Copper	1,136 DMT	January	7,965	7,912	189
Total liability, net					(4,939)

Embedded derivatives from sales of concentrate held by Buenaventura and El Brocal as of December 31, 2011:

		Maturity	Quotations		Fair value,
Metal	Amount	2012	Provisional	Future	net
			US$	US$	US$(000)
Gold	6,713 DMT	January – March	1,605.40 - 1,727.90	1,617.10 - 1,624.20	(296)
Silver	1,451,655 Oz	January – April	29.38 – 41.02	28.83 - 28.91	(7,713)
Copper	17,898 DMT	January – April	7,348.00 – 9,040.34	7,529.00 - 7,603.00	597
Lead	9,273 DMT	January – April	1,945.00 - 2,457.78	1,987.00 - 2,025.00	(719)
Zinc	1,581 DMT	January – March	1,914.97 - 2,011.75	1,821.25 - 1,830.25	(173)
Gold	60,458 Oz	January	1,606.50 – 1,785.00	1,640.00 - 1,810.00	1,517
Other					(519)
Total liability, net					(7,306)

28.	Financial – risk management objectives and policies

The Company’s Management principal financial liabilities, other than derivatives, comprise accounts payable, bank loans and overdrafts and debentures. The main purpose of these financial instruments is to manage short-term cash flow and raise finance for the Company’s capital expenditure programme. The Group has various financial assets such as trade and other receivables and cash and short-term deposits that arise directly from its operations.

The Company’s Management manages its exposure to key financial risks in accordance with the Company’s financial risk management policy. The objective of the policy is to support the delivery of the Company’s financial targets while protecting future financial security. The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are market risks, comprising commodity price risk, cash flow interest rate risk and foreign currency risk and liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks that are summarized below.

The Company’s Management oversees the management of financial risks. The Group’s senior management is supported by a Financial Risk Committee that advises on financial risks and the appropriate financial risk governance framework for the Group. The Financial Risk Committee provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

Financial instruments that are affected by market risks include accounts receivable, accounts payable, embedded derivatives and hedge derivative financial instruments.

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

The sensitivity analysis in this section relates to the positions as of December 31, 2012 and 2011, and has been prepared considering that the proportion of financial instruments in foreign currency remains constant.

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

As of December 31, 2012, the Company had posted a net loss of US$1,715,000 from exchange differences (a net loss of US$675,000 and US$750,000 as of December 31, 2011 and 2010), from the translation of balances in Nuevos Soles to the functional currency.

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase / decrease	Effect on earnings before income tax
		US$(000)
2012
Exchange rate	+10%	8,854
Exchange rate	-10%	(10,563)

2011
Exchange rate	+10%	8,638
Exchange rate	-10%	(10,333)

2010
Exchange rate	+10%	3,032
Exchange rate	-10%	(3,617)

(a.2)	Risk of prices

Risk in mineral prices

International price of minerals has an important impact on the results of the Company’s operations. The price of the mineral sold by the Company has fluctuated historically and is affected by numerous factors beyond the Company’s control. The Company manages this risk through the use of sales commitments with customers. The Company does not hedge its exposure to price fluctuation.

Buenaventura -

The Company does not have financial hedging instruments for managing this risk.

Embedded derivatives

The Company allocates a provisional sales value to the sales that are subject to future settlement pursuant to the commercial contracts signed with its customers. Exposure to changes in the price of metals generates an embedded derivative that must be separated from the commercial contract. At each period’s closing, the value of provisional sales is adjusted in accordance with the estimated price for the quotation period stipulated in the contract. Adjustment of the provisional sale value is posted as an increase or decrease in net sales. See note 2.3(p).

The estimated change in the price for sales pending final settlement, which is disclosed within the net sales of embedded derivative to December 31, 2012, amounted to US$1,776,000 (note 27(c)). The estimate corresponding to such settlements as closed in January 2012 were reduced by 10 percent with respect to the actual value settled. In the case of settlements that still maintain their provisional value as of December 31, 2010; their estimate was also reduced by 36 percent due to the drop in metals prices since the month of January (liquidations that were closed in January 2012 were increased (greater loss) at 10 percent).

El Brocal -

As of December 31, 2012, the Company does not hold hedging instruments. Regarding future prices as of December 31, 2011 and the market value at that time of the position of derivative financial instruments contracted by the Brocal presents a sensitivity analysis of the market value of this position on a variation of around 10 percent for the relevant prices, while all other variables held constant:

Effect on unrealized gain (loss) on hedge derivative financial instruments, net
US$(000)

2011
Increase of 10 percent in future quotes
Hedges in effect for 2012	(2,047)

Decrease of 10 percent in future quotes
Hedges in effect for 2012	4,661

(a.3)	Interest-rate risk

The Company is exposure to interest-rate risk change especially by its long-term financial obligations.

In the case, the interest-rate subject to the long-term financial obligation changes on the order of 10 percent for LIBOR rate as of December 31, 2012 and 2011 respectively, the effect on income before income tax had not been significant. The effect is shown below:

	Increase / decrease in Libor rate
	(percentage points)	Assets US$(000)

2012
Interest rate	+10.0	57
Interest rate	-10.0	(57)

2011
Interest rate	+10.0	1
Interest rate	-10.0	(1)

(b)	Credit risk -

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

Trade accounts receivable are denominated in U.S. dollars; their due dates are the dates of emission on the proof of payment, which amounts becomes cash in days following their due dates. The Company’s sales of the Company are made to domestic and foreign customers; as of December 31, 2012 it had a portfolio of 19 customers (14 customers as of December 31, 2011). See concentration of sales in note 18(b). The Company performs an assessment on those debts whose collection is estimated as a variable to determine the allowance for doubtful accounts.

Credit risk is limited to the book value of the financial assets as of the consolidated statement of financial position date. These assets consist mainly of cash and cash equivalents, trade accounts receivable, other accounts receivable and derivative financial instruments.

Collections in January 2013 amounted to US$175,358,000, which represents 68 percent of the balances receivable as of December 31, 2012.

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

An analysis of the Company’s financial liabilities classified according to their aging is presented below, considering the period from their due date to the consolidated statement of financial position:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2012
Trade accounts payable	199,551	-	-	-	199,551
Long-term debt (principal and interest)	6,116	29,832	29,712	122,925	188,585
Other accounts payable	58,603	-	-	-	58,603

Total	264,270	29,832	29,712	122,925	446,739

As of December 31, 2011
Trade accounts payable	142,375	-	-	-	142,375
Long-term debt (principal and interest)	1,085	857	55,519	53,001	110,462
Embedded derivatives for concentrates sales	7,306	-	-	-	7,306
Other accounts payable	41,150	-	-	-	41,150

	191,916	857	55,519	53,001	301,293

(d)	Capital management -

The objective is to safeguard the Company’s capacity to continue as a going concern for the purpose of providing returns for shareholders, benefits for the stakeholders and maintaining an optimal structure that allows reducing the cost of capital.

The Company manages its capital structure and makes adjustments to confront changes in the market’s economic conditions. The Company’s policy is to finance all its short and long-term projects with its own operating resources. In order to maintain or adapt the capital structure, the Company may amend the policy for dividend payments to shareholders, return capital to its shareholders or issue new shares. There were no changes in objectives, policies or procedures during the years ending December 31, 2012 and 2011.

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

The fair value of embedded derivatives is determined using valuation techniques using information directly observable in the market (forward prices of metals).

Financial instruments at fixed and variable rates –

The fair value of financial assets and liabilities at fixed and variable rates at amortized cost is determined by comparing the market interest rates at the time of their initial recognition to the current market rates with regard to similar financial instruments. The estimated fair value of deposits that accrue interest is determined by means of cash flows discounted using the prevailing market interest rates in the currency with similar maturities and credit risks.

Based on the foregoing, there are no significant differences between book value and fair value of financial instruments (assets and liabilities) as of December 31, 2012 and 2011.

Fair value hierarchy -

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	Other techniques for which all inputs or data different from the quoted price of Level 1 are observable, either directly or indirectly.

Level 3:	Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The financial instruments measured at fair value used by the Company, use level 2 valuation techniques in the periods ended as of December 31, 2012 and 2011. This financial instrument is related to the embedded derivative based on the future price of copper on the expected date of settlement. As of December 31, 2012 and 2011, the balance of those items was a liability of US$4,939,000 and of US$7,306,000, respectively.

There has been no transfer between fair value levels during 2012 neither 2011.

30.	Commitments and contingencies
(a)	Environmental -

Buenaventura -

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

In compliance with the above-mentioned laws, the Company presented preliminary environmental studies and Environmental Adaptation and Management Programs (EAMP) for mining units. The Ministry of Energy and Mines has approved the EAMP presented by the Company for its mining units and exploration projects. See detail of plans approved in note 14(a).

El Brocal -

In July 2012, in compliance with current environmental legislation on the closure of the mining units in operation, El Brocal commissioned a company authorized by the Peruvian government to developed a new closure plan for their production unit Colquijirca.

On July 12, 2012, the Company presented the Update Mine Closure Plan Colquijirca where new obligations include closure caused by the expansion of operations. The main changes are related to the closure update clearing deposits and tailings impoundments, decommissioning and dismantling of the concentrator plant expansion to 5,000 DMT/day to 7,000 DMT/day and 10,500 new concentrator DMT/day. The new Mine Closure Plan was approved by a nominal value of US$52,952,000.

Cerro Verde -

On September 2012, according as established by the current legal regulations, Cerro Verde presented to the Ministry of Energy and Mines an updated mine closure plan, in which the remediation and mine closure budget was updated. As a result and pursuant to the accounting policies of Cerro Verde increased the liability for mine closure remediation at US$72,512,000 and the mine closure asset by the same amount.

The increase presented in the mine closure plan in 2012 was due to the update of costs related to the future closure of platform 4B and additional deposits for clearing. Additionally, as a result of the Expansion Project, the useful life of the mine and exploration time has been significantly reduced. The Company considers that this liability is sufficient to meet the current environmental protection laws approved by the MEM. Cerro Verde has issued letters of credit to Ministry of Energy and Mines amounting to US$12,838,000 to secure mine closure plans for its mining unit.

The Company believes that the liability recorded is sufficient to meet the current regulatory environment in Peru.

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

(c)	Purchase option contracts -

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

Yanacocha -

Mercury spill in Choropampa

In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of S/.1.7 million (approximately US$0.5 million).

Yanacocha has entered into settlement agreements with a number of individuals impacted by the incident. As compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident. Yanacocha cannot predict the likehood of additional expenditures related to this matter.

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

Baños del Inca

In September 2006 the Municipality of Baños del Inca issued a declaration designating an area that includes the Carachugo Expansion and San Jose Projects as reserved and protected areas. Based on previous experience and actions taken by the Constitutional Tribunal (Peru Court of Last instance for Constitutional issues) in respect of Cerro Quilish in which it was ruled that such declaration did not affect Yanacocha’s mining rights, Yanacocha believes that Baños del Inca’s declaration, should not impact the Yanacocha’s legal rights to exploit these concessions. The legal proceeding is currently pending resolution in Lima’s Court of First Instance.

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

Clínica Internacional, Addeco, SDC Security

Workers of three contractors companies (Clínica Internacional, Adecco and SDC Security) have initiated judicial proceedings through which they demand their incorporation into Minera Yanacocha´s payroll. The workers deem they are direct employees of Yanacocha with all the rights, arguing that they receive direct orders from Minera Yanacocha and that most of the equipment they use is given by Yanacocha. All proceedings, which involve a total of 85 workers, are pending First Instance resolution.

(e)	Tax procedures -

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

31.	Transactions with associates companies
(a)	The Company has carried out the following transactions with its associates in the years 2012, 2011 and 2010:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Transactions with Minera Yanacocha S.R.L.:
Paid royalties to:
S.M.R.L. Chaupiloma Dos de Cajamarca	67,178	62,742	55,883

Services received by:
Buenaventura Ingenieros S.A (Implementation of specific work orders)	4,440	11,579	1,575
Consorcio Energético de Huancavelica S.A. (Electric power transmission)	1,681	4,279	4,788

Transactions with Compañía Minera Coimolache S.A.:
Received dividends	16,467	-	-
Loan	-	24,232	-
Expenses recovery of exploration projects	-	-	15,013

Contributions made to associates:
Canteras del Hallazgo S.A.C.	26,410	32,208	16,358
Compañía Minera Coimolache S.A.	-	5,221	-

(b)	Compañía Minera Coimolache S.A. (“Coimolache”) -

On October 18, 2010, the Shareholders´Meeting of Compañía Minera Coimolache S.A. approved the development program and financial support of Tantahuatay Project; the total budget of the project was estimated in US$110,000,000 and the project financing structure should be: 30 percent shareholders´s equity and 70 percent loans from shareholders. The account receivable to Coimolache has been recovered and generates a calculated interest with a LIBOR interest rate to 6 months plus 3 percent. During the months of June, August and November 2012, the collections made amounted to US$13,423,000.

(c)	As a result of the transactions indicated before, the Company had the following accounts receivable from associates:

	2012	2011
	US$(000)	US$(000)
Accounts receivable
Compañía Minera Coimolache S.A.	39,166	53,971
Minera Yanacocha S.R.L.	16,513	25,441
Other	232	275
	55,911	79,687
Less – non-current portion
Compañía Minera Coimolache S.A.	(33,377)	(32,262)
Non-current portion	(33,377)	(32,262)

Current portion	22,534	47,425

Accounts payable
Compañía Minera Coimolache S.A.	1,018	1,293
Minera Yanacocha S.R.L.	603	594
	1,621	1,887
Less – non-current portion
Compañía Minera Coimolache S.A.	(731)	(1,004)
Current portion	890	883

(d)	As of December 31, 2012 and 2011, directors, officers and employees of the Company have been involved, directly and indirectly, in credit transactions with certain subsidiaries. As of December 31, 2012 and 2011, officers and employees of the Company have been involved, directly and indirectly, in credit transactions with certain subsidiaries. As of December 31, US$1,474,000 and US$1,025,000, respectively; said loans are paid monthly and earn interest at market rates.

There are no loans to the Company’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

(e)	The Company’s key executives’ compensation (including the related income taxes assumed by the Company) as of December 31, 2012 and 2011:

	2012	2011
	US$(000)	US$(000)
Accounts payable:
Share-based compensation plans, note 14(c)	28,258	43,188
Directors’ compensations, note 14	2,721	3,567
Salaries	1,362	4,302

Total	32,341	51,057

Disbursements by:
	2012	2011
	US$(000)	US$(000)

Share-based compensation plans, note 14(c)	16,729	20,499
Salaries	10,824	8,461

Total	27,553	28,960

MINERA YANACOCHA S.R.L.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

F-109

REPORT OF THE INDEPENDENT REGISTERED AND CERTIFIED PUBLIC
ACCOUNTING FIRM

To the Partners and the Executive Committee of
Minera Yanacocha S.R.L.

March 25, 2013

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in partners’ equity and cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2012 and 2011, and the results of their operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Dongo-Soria Gaveglio y Asociados

Countersigned by

/s/ Fernando Gaveglio	(partner)

Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No.01-19847

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2012	2011	2010
	(dollars in thousands)

Revenues	$2,201,815	$2,002,602	$1,778,260

Costs and expenses
Costs applicable to sales (1)	694,146	738,336	655,007
Amortization	252,900	231,520	160,424
Reclamation and remediation	20,090	19,135	14,632
Exploration	39,975	23,913	10,924
Write-down of long-lived assets	17,577	1,864	312
Advanced projects	81,749	42,359	23,625
Other expense, net (Note 3)	112,995	40,474	58,002
	1,219,432	1,097,601	922,956

Other income (expense)
Other income, net (Note 4)	6,580	30,841	7,313
Interest expense, net of capitalized interest of nil, and $4,404, respectively	(566)	(417)	(3,050)
	6,014	30,424	4,263

Income before income and mining tax	988,397	935,425	859,567
Income and mining tax expense (Note 5)	(361,857)	(293,038)	(269,673)
Net income	626,540	642,387	589,894

Other comprehensive income (loss)	1,129	(1,511)	1,149
Comprehensive income	$627,669	$640,876	$591,043

(1)	Excludes Amortization and Reclamation and remediation

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2012	2011	2010
	(dollars in thousands)
Operating activities:
Net income	$626,540	$642,387	$589,894
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization	252,900	231,520	160,424
Deferred income tax	4,648	(2,854)	3,932
Deferred workers’ profit participation	1,347	(1,170)	985
Reclamation and remediation	20,090	19,135	14,632
Write-down fixed assets	17,550	-	-
Other operating adjustments	5,279	(1,280)	762
Decrease (increase) in operating assets:
Inventories, stockpiles and ore on leach pads	(15,481)	21,346	(111,255)
Other assets	19,698	(53,010)	15,757
Increase (decrease) in operating liabilities:
Accounts payable and other accrued liabilities	11,752	61,369	(48,562)
Reclamation liabilities	(7,661)	(5,882)	(5,191)
Net cash provided from operations	936,662	911,561	621,378

Investing activities:
Additions to property, plant and mine development	(1,147,757)	(994,440)	(297,257)
Investments in marketable debt securities	-	(3,240)	-
Proceeds from marketable securities	-	3,588	-
Proceeds from sale of assets	31,155	1,593	509
Net cash used in investing activities	(1,116,602)	(992,499)	(296,748)

Financing activities:
Repayment of debt	-	(1,959)	(176,377)
Net cash used in financing activities	-	(1,959)	(176,377)

Net change in cash and cash equivalents	(179,940)	(82,897)	148,253
Cash and cash equivalents at beginning of the year	797,991	880,888	732,635
Cash and cash equivalents at end of the year	$618,051	$797,991	$880,888

See Note 17 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2012	2011
	(dollars in thousands)
ASSETS
Cash and cash equivalents	$618,051	$797,991
Accounts receivable (Note 7)	100,539	74,608
Due from related parties (Note 12)	17,205	1,224
Inventories (Note 8)	87,413	63,501
Stockpiles and ore on leach pads (Note 9)	145,546	159,713
Deferred income tax assets (Note 5)	4,378	8,746
Other current assets (Note 10)	22,334	21,643
Current assets	995,466	1,127,426

Property, plant and mine development, net (Note 11)	3,120,173	2,231,212
Stockpiles and ore on leach pads (Note 9)	352,086	351,942
Other long-term assets (Note 10)	73,810	76,654
Total assets	$4,541,535	$3,787,234

LIABILITIES

Accounts payable	$114,803	$114,407
Due to related parties (Note 12)	49,399	35,316
Workers’ profit participation (Note 13)	45,225	42,349
Income tax payable	13,862	19,765
Other current liabilities (Note 14)	145,078	192,742
Current liabilities	368,367	404,579

Reclamation and remediation liabilities (Note 15)	507,943	343,277
Deferred workers’ profit participation (Note 13)	18,327	16,980
Deferred income tax liabilities (Note 5)	74,042	68,910
Other long-term liabilities	2,166	10,467
Total liabilities	$970,845	$844,213

Commitments and contingencies (Note 19)

PARTNERS’ EQUITY
Partners’ contributions	398,216	398,216
Additional contributions	226	226
Accumulated other comprehensive income	2,006	877
Retained earnings	3,170,242	2,543,702
Total partners’ equity (Note 16)	3,570,690	2,943,021
Total liabilities and partners’ equity	$4,541,535	$3,787,234

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY

	Partners’ Contributions	Additional Contributions	Retained Earnings	Accumulated Other Comprehensive Income	Total Partners’ Equity

Balance at January 1, 2010	$398,216	$226	$1,311,421	$1,239	$1,711,102
Unrealized gain on marketable securities, net of income tax	-	-	-	1,149	1,149
Net income	-	-	589,894	-	589,894
Balance at December 31, 2010	$398,216	$226	$1,901,315	$2,388	$2,302,145
Unrealized gain on marketable securities, net of income tax	-	-	-	(1,511)	(1,511)
Net income	-	-	642,387	-	642,387
Balance at December 31, 2011	$398,216	$226	$2,543,702	$877	$2,943,021
Unrealized gain on marketable securities, net of income tax	-	-	-	1,129	1,129
Net income	-	-	626,540	-	626,540
Balance at December 31, 2012	$398,216	$226	$3,170,242	$2,006	$3,570,690

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

The majority Partners of the Company (or their affiliates) also own the majority interest in Chaupiloma. In accordance with a mining lease, amended effective January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expired in 2012, however this was extended until 2032.

The Company is located in Cajamarca, province of Peru and currently has active open pit mines as Cerro Yanacocha, La Quinua (which includes El Tapado Oeste), Chaquicocha, Maqui Maqui, Carachugo and Cerro Negro. The Company has four leach pads, three processing facilities, and one mill. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching or milling, followed by Merrill - Crowe zinc precipitation and smelting where a final doré product is poured. The doré is then shipped offsite for refining and is sold on the worldwide gold markets.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flow and profitability of the Company’s operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control. During 2012, 2011 and 2010, the Company produced 1.35 million, 1.29 million and 1.46 million ounces of gold, respectively.

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. The project has proven and probable reserves of 12.6 million ounces (unaudited) of contained gold and 3.3 billion pounds (unaudited) of contained copper at December 31, 2012.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Construction activities on our Conga project were suspended on November 30, 2011 at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project, which was previously approved by the central government in October 2010, was reviewed by independent experts, in an effort to resolve allegations around the environmental viability of Conga. This review concluded that the environmental impact assessment complied with international standards and provided some recommendations to improve water management. Yanacocha is currently focusing on the construction of water reservoirs prior to the development of other project facilities. Management is committed to the development of Conga, however, development of Conga is contingent upon generating acceptable project returns and getting local community and government support.

In the second quarter of 2011, Presidential and Congressional elections resulted in a change in government in Peru. The new administration supported mining as a driver for continued growth and future development of Peru in 2012. However, we are unable to predict whether the Central government will continue to take similar positions in the future. The regional government actively opposed the Conga project in 2012 and continues to reject the viability of its development. We are unable to predict the positions that will be taken in the future and whether such positions or changes in law will affect Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, as well as future protests, community demands and road blockages. For example, during the third quarter of 2011, the new government enacted four new tax laws. The Company cannot predict future positions of either the Central or regional government on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on our results of operations and financial position. Additionally, any inability to continue to develop the Conga project or operate at Yanacocha could have an adverse impact on our growth if we are not able to replace its expected production.

Total proven and probable reserves (unaudited) contained in active open pits, other pits to be developed, stockpiles, ore in process on leach pads and the Conga project are approximately 18.5 million ounces of contained gold, 3.3 billion pounds of contained copper and 37.1 million ounces of silver at December 31, 2012.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Minera Yanacocha S.R.L and the San José Reservoir Trust (“Trust”). In November 2008, the Company funded the Trust to ensure continuous operation of the San José Reservoir after 2018. The Company transferred $13,000 to the Trust in 2008. No withdrawals are allowed until 2018 and the Company is committed to a $23,000 fund as of such date. This Trust is irrevocable and is a separate legal entity. The grantor is the Company, the trustee is the FiduPerú S.A. Sociedad Fiduciaria and the beneficiary is the Company; therefore, the Company consolidates the Trust in its Consolidated Financial Statements.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Investments

Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each reporting date. The Company accounts for its marketable security investments as available for sale securities in accordance with FASB Accounting Standards Codification (“ASC”) guidance on accounting for certain investments in debt and equity securities. The Company periodically evaluates whether declines in fair values of its investments below the Company’s carrying value are other - than - temporary in accordance with ASC guidance. The Company’s policy is to generally treat a decline in the investment’s quoted market value that has lasted continuously for more than six months as other - than - temporary decline in value. The Company also monitors its investments for events or changes in circumstances that have occurred that may have a significant adverse effect on the fair value of the investment and evaluates qualitative and quantitative factors regarding the severity and duration of the unrealized loss and the Company’s ability to hold the investment until a forecasted recovery occurs to determine if the decline in value of an investment is other - than - temporary. Declines in fair value below the Company’s carrying value deemed to be other - than - temporary are charged to earnings.

Stockpiles, Ore on Leach Pads and Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long - term metals prices, less the estimated costs to complete production and bring the product to sale. Write - downs of stockpiles, ore on leach pads and inventories to net realizable value are reported as a component of Costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as long - term. The major classifications are as follows:

Stockpiles

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting gold - bearing solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable overhead and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

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

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, the Company’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write - downs to net realizable value are accounted for on a prospective basis.

In-process Inventory

In - process inventories represent materials that are currently in the process of being converted to a saleable product. The conversion processes vary depending on the nature of the ore and the specific processing facility, and include mill in-circuit and leach in-circuit. In - process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In - process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in - process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process.

Precious Metals Inventory

Precious metals include gold dore and/or gold bullion. Precious metals that result from the Company’s mining, processing and refining activities are valued at the average cost of the respective in - process inventories incurred prior to the refining process, plus applicable refining costs.

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

Property, Plant and Mine Development

Facilities and Equipment

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. The facilities and equipment are amortized using the straight - line method at rates sufficient to amortize such costs over the estimated productive lives of such facilities. These estimated productive lives do not exceed the related estimated mine lives, which are based on proven and probable reserves.

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

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist; the activities are directed at obtaining additional information on the ore body or converting non - reserve mineralization to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre - stripping costs”. Pre - stripping costs are capitalized during the development of an open pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre - stripping costs are capitalized at each pit. The removal and production of de minimis saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

The production phase of an open pit mine commences when saleable minerals, beyond a de minimis amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. The Company’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry resulting in incomparable allocations of stripping costs to deferred mine development and production costs. Other mining companies may expense pre - stripping costs associated with subsequent pits within a mining complex. Other mining companies may capitalize stripping costs incurred in connection with the production phase.

Mine development costs are amortized using the units - of production (“UOP”) method based on estimated recoverable ounces in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Mineral Interests

Mineral interests include acquired interests in production, development and exploration stage properties. The mineral interests are capitalized at their fair value at the acquisition date, either as an individual asset purchase or as part of a business combination.

The value of such assets is primarily driven by the nature and amount of mineralized material believed to be contained in such properties. Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material consisting of (i) mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around - mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization, but located within the immediate mine area; (iii) other mine - related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above; or (v) any acquired right to explore or extract a potential mineral deposit. The Company’s mineral rights generally are enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineralized material.

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

Reclamation and Remediation Costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated retirement obligation is based on when spending for an existing environmental disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site in accordance with ASC guidance for reclamation obligations.

Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised.

Comprehensive Income

In addition to Net income, Comprehensive income (loss) includes all changes in equity during a period, such as cumulative unrecognized changes in fair value of marketable securities available - for - sale or other investments, except those resulting from investments by and distributions to owners.

Recently Adopted Accounting Pronouncements

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The Company’s January 1, 2012 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows. Refer to note 6 for further details regarding the Company’s assets and liabilities measured at fair value.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Comprehensive Income

In June 2011, the ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update required certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The Company adopted the new guidance and its deferral and opted to present the total of comprehensive income in two separate but consecutive statements effective for its fiscal year beginning January 1, 2011. The early adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Reporting of Amounts reclassified out of Accumulated Other Comprehensive Income

In February 2013, ASC guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires either in a single note or parenthetically on the face of the financial statements:(i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for the Company’s fiscal year beginning January 1, 2013 with early adoption permitted. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The update is effective for the Company’s fiscal year beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

3.	OTHER EXPENSE, NET

	Years Ended December 31,
	2012	2011	2010
Regional administration	$35,026	$23,341	$20,725
Community development and external affairs	30,078	17,341	16,002
World Gold Council dues	3,021	1,281	3,824
Negotiated payment	-	-	13,346
Employee Severance Program	40,943	-	-
Other	3,927	(1,489)	4,105
	$112,995	$40,474	$58,002

Negotiated Payment

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

Employee severance program

During 2012, Yanacocha conducted a restructuring program in order to align the Company’s organization with future business needs. In connection therewith, a group of employees signed mutual agreements to terminate their labor contracts in return for severance payments. This program was mainly executed during the month of September 2012 and no liabilities were outstanding at year-end.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

4.	OTHER INCOME, NET

	Years Ended December 31,
	2012	2011	2010
Development projects, net	$10,785	$24,959	$2,171
Gain (loss) on sale of assets	(3,878)	1,557	(208)
Interest income	1,019	1,323	2,196
Gain (loss) on sale of investments	-	348	-
Foreign currency exchange gain (loss)	(1,216)	(745)	998
Other	(130)	3,399	2,156
	6,580	$30,841	$7,313

5.	INCOME AND MINING TAXES

Tax Stabilization Agreements

The Company has entered into the following tax stability agreements, each with a term of 15 years:

Mine	Effective	Date of the Tax Agreement	Tax Regimes in Force

Maqui Maqui	January 1, 1997	September 12, 1994	May 6, 1994
Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

These agreements guarantee the Company’s use of the tax regimes shown in the table above and permit maintenance of its accounting records in U.S. dollars.

The Maqui - Maqui tax stability agreement expired on January 1, 2012 and is no longer in effect.

The Company determines the taxable income based on its understanding and that of its legal advisors, of applicable tax legislation. Taxable income differs from pre-tax income disclosed within these financial statements by those items that the applicable tax legislation deems to be non-taxable or non-deductible and by certain differences between U.S. and Peruvian generally accepted accounting principles.

For the years ended December 31, 2012, 2011 and 2010 the income tax rate was 30% except for the La Quinua mine for which a 29% income tax rate applied.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Other Mining Taxes

a)	Law N° 29788, Mining Royalties

During the second quarter of 2004, the Peruvian Government enacted legislation to establish a sliding scale mining royalty of up to 3% based on the volume of mine production. The royalty is calculated on revenue from sales of product less certain refining and transportation expenses. While the Peruvian royalty became effective during the second quarter of 2004, it does not apply to those projects that had stabilization agreements prior to the adoption of the royalty law. The Company’s current production is derived from projects that were stabilized prior to the enactment of the royalty legislation as well as projects where the stabilization agreements have expired. In September 2011, the law was modified to comprise a new mining tax payable to the Peruvian Government for extracting metallic and non - metallic mineral resources from its mining concessions.

The new mining royalty is payable quarterly, based on sales and operating profit determined in accordance with Peruvian generally accepted accounting principles. The royalty amount due is 1% of sales. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate is 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. During 2012 and 2011, $5,102 and $1,146, respectively, were included in Costs applicable to sales based on 1% of revenue and $2,359 and $132 were included in Income and mining tax expense based on an average of 3.46% and 3.97% of operating profit, respectively.

b)	Law N° 29789, Special Mining Tax

The Special Mining Tax (“IEM”) applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit determined, in accordance with Peruvian generally accepted accounting principles. The rate varies depending on the level of operating profit. During 2012 and 2011, $6,900 and $1,319, respectively, were included in Income and mining tax expense due to the IEM based on average of 3.13% and 3.69% of operating profit, respectively.

c)	Law N° 29790, Special Mining Charge

The Special Mining Charge (“GEM”) applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit, determined in accordance with Peruvian generally accepted accounting principles. The rate varies depending on the level of operating profit margin. The GEM applied to operations at Cerro Yanacocha and La Quinua in 2012 and the fourth quarter of 2011. This resulted in $68,644 and $19,661, respectively, of additional Income and mining tax expense based on a 2012 average rate of 6.55% of operating profit and a 2011 average rate of 5.95% of operating profit.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

d)	Law N°29471, Supplementary Fund

The Supplementary Fund for retirement of mining applies to metallurgical and steel workers, affiliated to the National Pension System - SNP and the Private Pension System – PPS; and is applicable since May 11, 2012. This Fund is formed by contributions of employees and employer which are distributed according to the following detail:

-	Employers will contribute 0.5% of the annual income before taxes.
-	Employees will contribute 0.5% of their monthly gross salary.
-	The employer’s contributions are paid before tax; therefore these amounts are deductible expenses for the year.

The new pension fund tax is payable quarterly in accordance with Peruvian generally accepted accounting principles. During 2012 this amounts were included in Income and mining tax expense.

Peruvian Income Tax and Workers’ Profit Participation

The current income tax and workers’ profit participation expense (Note 13) was determined as follows:

	Years Ended December 31,
	2012	2011	2010
Income before workers’ profit participation and income tax in accordance with Peruvian GAAP	$1,074,530	$988,887	$931,414
Plus:
Non-deductible expenses	27,503	26,247	33,622
Reclamation (environmental) reserve liability	33,910	61,732	24,944
Advanced projects (prior to operations)	49,904	26,502	-
Provision for government mining royalties	12,552	9,201	1,608
Capitalized interest amortization	4,357	5,363	4,879
Contingencies and commitments’ accruals	909	1,134	1,777
Intangible asset road amortization	2,849	2,849	-
Leasing benefit	7,534	6,552	(5,796)
Provision for obsolescence of inventories	6,901	378	1,195
Conga Non-deductible expenses	45,413	-	-
Other	10,915	4,297	16,649
	202,747	144,255	78,878
Less:
Amortization and mineral interests	(148,995)	(86,752)	(11,211)
Tax amortization rate adjustment	(19,332)	(24,040)	(19,872)
Reclamation (environmental) reserve expense	(7,661)	(5,882)	(5,191)
Accounts receivable write-off	-	(1,293)	112
Other mining taxes	(91,935)	(24,134)	-

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

	Years Ended December 31,
	2012	2011	2010
Capitalized interest	-	-	(4,404)
Other	-	(2,823)	-
	(267,923)	(144,924)	(40,566)
Base to calculate workers’ profit participation	1,009,353	988,218	969,726
Workers’ profit participation (8%)	(80,748)	(79,057)	(77,578)
Taxable income	$928,605	$909,161	$892,148

Income tax (30%)	$278,581	$272,748	$267,645
Credit for charitable donations	_	(928)	(930)
Prior year adjustment	_	(11,023)	–
Adjustment due to income tax rate applicable to La Quinua	(1,149)	(1,836)	(1,615)
Current income tax	$277,432	$258,961	$265,100

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Income Tax – Reconciliation from Peru Tax Return to Income Tax Expense and Tax Balance Sheets

The Company’s income tax provision consisted of the following:

	Years Ended December 31,
	2012	2011	2010
Current Peru tax return	$277,432	$258,961	$265,100
Royalties and mining taxes	79,383	20,980	-
Other taxes	1,157	3,153	-
Income tax prior year adjustments	(763)	12,934	505
Current	357,209	296,028	265,605
Deferred	4,648	(2,854)	3,932
Other	-	(136)	136
Income tax expense	$361,857	$293,038	$269,673

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended December 31,
	2012	2011	2010
Income before tax provision	$928,605	$909,830	$853,836
Peruvian statutory rate	30%	30%	30%
Income tax at statutory rate	278,581	272,949	256,151
Adjustment due to income tax rate applicable to La Quinua	(1,149)	(1,836)	(1,615)
Negotiated payment	-	-	4,004
Donations	-	5,134	4,399
Other mining taxes	79,383	20,980	-
Other	5,042	(4,189)	6,734
Total income tax expense	$361,857	$293,038	$269,673

Components of deferred income tax assets (liabilities) are as follows:

	At December 31,
	2012	2011
Deferred income tax assets:
Reclamation and remediation	$72,584	$64,709
Accounts payable and accrued expenses	30,132	12,905
Deferred workers’ profit participation	5,498	5,094
Other	9,620	4,252
	117,834	86,960
Deferred income tax liabilities:
Property, plant and mine development	(161,471)	(117,778)
Inventories	(23,796)	(27,463)
Other	(2,231)	(1,883)
	(187,498)	(147,124)
Net deferred income tax liabilities	(69,664)	$(60,164)

Current deferred income tax assets	4,378	$8,746

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

	At December 31,
	2012	2011

Long-term deferred income tax liabilities	(74,042)	(68,910)
Net deferred income tax liabilities	(69,664)	$(60,164)

Unrecognized Tax Benefits

At December 31, 2012 and 2011, the Company had $1,198 and $5,566, respectively, of total gross unrecognized tax benefits that, if recognized, would impact the Company’s effective income tax rate. The Company’s continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of its income tax expense. The Company files income tax returns with Peruvian taxing authorities and is no longer subject to income tax audits by taxing authorities for years before 2008.

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

	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
San José Reservoir Trust assets	$17,115	$17,115	$–	$–
Provisional priced products sales	$34	$34	$–	$–

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

The Company’s net trade receivable from provisional silver, gold, carbon fines and copper concentrate sales is valued using quoted market prices based on the forward the COMEX Silver Index, the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold), and the London Metal Exchange (“LME”) (copper), and, as such is classified within Level 1 of the fair value hierarchy.

7.	ACCOUNTS RECEIVABLE

	At December 31,
	2012	2011
Value added tax	$71,498	$67,765
Equipment and fuel receivables	19,973	-
Trade accounts receivable	730	1
Employee receivables	793	307
Other	7,545	6,535
	$100,539	$74,608

8.	INVENTORIES

	At December 31,
	2012	2011
Leach in-process	$4,624	$17,984
Mill in-circuit	13,620	1,092
Precious metals	7,942	2
Materials and supplies	61,227	44,423
	$87,413	$63,501

9.	STOCKPILES AND ORE ON LEACH PADS

	At December 31,
	2012	2011
Current:
Stockpiles	$30,979	$36,384
Ore on leach pads	114,567	123,329
	$145,546	$159,713
Long-term:
Stockpiles	$88,615	$71,474
Ore on leach pads	263,471	280,468
	$352,086	$351,942

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

10.	OTHER ASSETS

	At December 31,
	2012	2011
Other current assets:
Prepayments to suppliers and contractors	14,510	$11,084
Claims for tax refunds	4,335	4,335
Restricted cash	1,045	943
Prepaid expenses and other	2,444	5,281
	22,334	$21,643
Other long-term assets:
Intangible assets, net	54,549	$59,748
San José Reservoir Trust assets	17,127	15,502
Other	2,134	1,404
	$73,810	$76,654

As of December 31, 2012, Prepayments to suppliers and contractors is related to the purchase of equipment of $3,398, supplies of $91 and other services $11,021.

Intangible assets relate to an alternative road to the coast.

11.	PROPERTY, PLANT AND MINE DEVELOPMENT, NET

	At December 31, 2012			At December 31, 2011
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$76,397	$-	$76,397	$76,300	$-	$76,300
Facilities and equipment	2,457,548	(1,810,348)	647,200	2,345,712	(1,655,887)	689,825
Mine development	930,709	(408,700)	522,009	673,704	(323,736)	349,968
Mineral interests	69,779	(8,934)	60,845	69,408	(7,898)	61,510
Asset retirement cost	451,647	(164,240)	287,407	288,597	(150,420)	138,177
Construction-in-progress	1,526,315	-	1,526,315	915,432	-	915,432
	$5,512,395	$(2,392,222)	$3,120,173	$4,369,153	$(2,137,941)	$2,231,212

Construction - in - progress for 2012 of $1,526,315 related primarily to leach pad development, surface development and Conga reservoir engineering and procurement activities.

Construction - in - progress for 2011 of $915,432 primarily related to project development costs for Conga and leach pad expansion.

	Method	Depreciable Life (in years)
Facilities and equipment:	Straight line	8 to 25
Facilities		8 to 25
Leach pads		5
Equipment		2.5 to 10.5

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

	Method	Depreciable Life (in years)
Other		5
Mine development	UOP based on ounces mined	8 to 21
Mineral interests	UOP for producing property	12
Asset retirement cost	Related asset	5 to 15

	At December 31, 2012			At December 31, 2011
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Mineral Interest

Production stage	$32,299	$(8,760)	$23,539	$31,928	$(7,724)	$24,204
Development stage	20,298	(174)	20,124	20,298	(174)	20,124
Exploration stage	17,182	-	17,182	17,182	-	17,182
	$69,779	$(8,934)	$60,845	$69,408	$(7,898)	$61,510

12.	DUE TO/FROM RELATED PARTIES

The Company has the following amounts due from and to related parties:

	At December 31,
	2012	2011
Due from related parties:
Newmont Boddington Gold Pty Ltd	$6,466	$-
Newmont USA Limited	4,988	-
Newmont International Service Limited	2,592	-
Newmont Insurance Limited	1,000	1,000
Suriname Gold	374	132
Newmont Peru S.R.L.	148	-
Newmont Santa Fe Pacific Chile	26	92
Newmont (Other)	1,611	-
	$17,205	$1,224

	At December 31,
	2012	2011
Due to related parties:
Newmont USA Limited	$17,161	$6,392
S.M.R.L. Chaupiloma Dos de Cajamarca	12,557	17,368
Newmont Technologies Limited	6,687	2,199
Newmont International Service Limited	5,865	-
Newmont Peru S.R.L.	5,193	8,393
Newmont Santa Fe Pacific Chile	315	964
Newmont (Other)	1,621	-
	$49, 399	$35,316

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Management, exploration, mine development, engineering and employment services are received pursuant to contracts with affiliates. The corresponding charges totaled $88,476 and $66,506 in 2012 and 2011, respectively.

As described in Note 1, the Company pays to Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $66,586, $60,816 and $55,765 in 2012, 2011 and 2010, respectively and is included in Costs applicable to sales.

13.	WORKERS’ PROFIT PARTICIPATION

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

In 2012, 2011 and 2010, the current expense portion of workers’ profit participation amounted to $80,748, $79,057 and $77,578, respectively, which was included in Costs applicable to sales.

Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N°009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo (“FONDOEMPLEO”). Law 28464 published in January 2005, which modified art.3 of Law Decree 892, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be applied to training of employees and construction of public facilities. Supreme Decree N° 002-2005-TR, published in May 6, 2005, establishes a limit of 2,200 UIT (inflation measurement unit, of S/.3,650 new Peruvian sol per unit at December 31, 2012) in the contributions to FONDOEMPLEO indicating that the difference goes to the Regional Government.

14.	OTHER CURRENT LIABILITIES

	At December 31,
	2012	2011
Accrued capital expenditures	$56,296	$111,438
Contractors fund retention guarantee	32,524	23,980
Accrued operating costs	18,686	17,051
Reclamation and remediation	21,411	10,598
Payroll and other benefits	9,053	10,425
Taxes other than income and mining	2,194	8,025
Income tax withholding	3,222	5,832
Deferred revenues	660	4,270
Other	1,032	1,123
	$145,078	$192,742

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Accrued capital projects are mainly related to Conga, Western Oxides, Carachugo Water Treatment and other minor projects.

15.	RECLAMATION AND REMEDIATION

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

The following is a reconciliation of reclamation and remediation liabilities:

	Years Ended December 31,
	2012	2011	2010

Balance at beginning of year	$353,875	$287,890	$191,435
Addtions change in estimates and other settled	163,050	52,732	87,182
Liabilities settled	(7,661)	(5,882)	(5,191)
Accretion expense	20,090	19,135	14,464
Balance at end of year	$529,354	$353,875	$287,890

The current portion of Reclamation and remediation of $21,411 and $10,598 at December 31, 2012 and 2011, respectively, are included in Other current liabilities.

The increase in the asset retirement obligation in 2012 relates to additional remediation and reclamation requirements caused by the impact of mining activities during 2012, additional costs for waste rock reclamation and new Peruvian regulatory requirements that extended the water treatment and monitoring requirements more than 20 years.

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

Retained Earnings

Effective January 1, 2003, distribution of earnings for Partners other than legal entities domiciled in Peru is subject to a withholding tax of 4.1%.

Accumulated Other Comprehensive Income

	At December 31,
	2012	2011

Unrealized gain on marketable securities, net of taxes	$2,006	$877
	$2,006	$877

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided from operations includes the following cash payments:

	Years Ended December 31,
	2012	2011	2010
Income and mining taxes paid	$392,741	$276,740	$332,954
Interest paid, net of amounts capitalized	$-	$24	$1,737

18.	MAJOR CUSTOMERS AND EXPORT SALES

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide. In 2012, sales to one customer accounted for $1,580 which represented 72% of total annual sales. In 2011, sales to one customer accounted for $1,419,109 which represented 71% of total annual sales. In 2010, sales to one customer accounted for $1,326,000 which represented 75% of total annual sales. All gold sales were made outside of Peru.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

19.	COMMITMENTS AND CONTINGENCIES

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

Since December 2010 to date, 23 new claims involving 29 plaintiffs were received by Yanacocha. In this claim, plaintiffs are requesting the Judge to (i) declare void the compensation agreement signed with Yanacocha and to (ii) award them with new compensation amounts. 2 of these new claims involving 2 plaintiffs were dismissed as they did not comply with formal requirements.

In 19 of these cases, the initial presiding judge admitted a motion to dismiss based on prescription of the actions and dismissing the processes. Plaintiffs appealed this decision, and Superior Court confirmed it in 18 cases. In 8 of these cases, plaintiffs have challenged this decision in front of the Supreme Court, but to date one of them has already been dismissed.

In one of the claims, a different presiding judge accepted the Company’s motion to dismiss the claim regarding a new award but it has rejected it regarding the compensation agreement, this decision was confirmed by Superior Court, so this claim continues in first instance.

Both request (i) and (ii) were prescribed according to the terms in Peruvian legislation, so those claims should be dismissed.

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

In March 2008, the company filed an Action for Constitutional Relief (Amparo) against the Municipality of Baños del Inca seeking that the referred ordinance be declared inapplicable. The Court of first instance of Lima rejected the claim lodged by the Municipality of Baños del Inca regarding the jurisdiction of such court to hear this case. On March 14, 2011 the Court of first instance of Lima served the ruling it had issued declaring the complaint inadmissible. The judgment was appealed by Yanacocha. By a resolution served on August 15, 2011, the first Civil Courtroom of the Superior Court of Lima declared void the judgment of first instance, ordering the Judge to issue a new ruling. On September 07, 2012 Yanacocha request to the Civil Courtroom decides to issue a judgment due to its constitutional rights is seriously threat by the Municipality of Baños del Inca. The action is pending new judgment to be issued by the Court of first instance with no judgment as of date.

San Pablo

In February 2007 the Municipality of San Pablo issued an Ordinance declaring Las Lagunas and Pozo Seco, where the company holds concession rights, as reserved and protected areas. According to past experience and actions taken by the Constitutional Court with regard to Cerro Quilish, where it was ruled that such declaration did not affect the company’s mining rights, the Company believes that it this case, the declaration issued by the Municipality of San Pablo should not impact the legal rights it has to exploit these concessions. The company filed an Action for Constitutional Relief (Amparo) challenging the Ordinance on the grounds that, under Peruvian law, local governments are not empowered to create such areas, denying the rights granted by the Peruvian mining concessions. The Court of first instance rejected the complaint on grounds of form. Thus, the corresponding appeal was lodged.

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

By resolution served on March 25, 2011, the Court of First Instance admitted the complaint for processing and that it is served to the Provincial Municipality of San Pablo. The Municipality of San Pablo answered the complaint asserting the expiration of the statute of limitations of the action for relief. Yanacocha has requested the rejection of the expiration of the statute of limitations asserted on the grounds that the complaint for constitutional relief was timely filed.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

On October 31, 2012 the defendant formulates allegation and presents new evidentiary. By resolution served on December 10, 2012, the Courts resolve to confirm the Resolution N°26 which declares unfunded the exception of prescription of the case. The Court ruling on the statute of limitations is pending.

Conga Project

Regional Ordinance No. 036-2011-GR.CAJ-CR dated December 5, 2011 issued by the Regional Government of Cajamarca (hereinafter the Regional Ordinance) was published in the Official Gazette “El Peruano” on December 28, 2011.

The Regional Ordinance, among other things, declares the unworkability of the implementation of the Conga Project in the headwaters of the basin where the following lakes are found: el Perol (District of Sorochuco); Azul and Cortada (District of Huasmín); Mamacocha (District of Bambamarca) and all those located in the area of influence of the Conga Project on the grounds of the existence of technical - legal inconsistencies in the Environmental Impact Assessment approved by Directorial Resolution No.351 - 2010 - MEM/AAM, dated October 27, 2010, and also on the grounds that it contravenes constitutional norms and international treaties. Furthermore, it declares the invalidity of any legal rule that contravenes the referred Regional Ordinance.

There is Constitutional Court jurisprudence establishing that large scale mining projects fall under the exclusive jurisdiction of the Executive Power, not of the Regional Governments or Municipalities. The Attorney General filled an unconstitutionality action with the Constitutional Court seeking that this regional ordinance be declared unconstitutional and void. The complaint has already been admitted for processing by the Constitutional Court.

On April 17, 2012, Constitutional Court granted the action brought by Attorney General and declared unconstitutional the Regional Ordinance. This final ruling was published in the Official Gazette “El Peruano” on April 27, 2012.

At the same time, Yanacocha initiated an action for constitutional relief to declare the inapplicability of Regional Ordinance No. 036-2011-GR.CAJ-CR. As the ruling by Constitutional Court declared unconstitutional the Regional Ordinance, this action is no longer needed.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Action for Constitutional Relief against Conga Project Exploitation

On October 19, 2012, Marco Antonio Arana Zegarra initiated an action for constitutional relief against the Mines and Energy Ministry and Yanacocha requesting that Court orders to cease any threats of violation to live in an adequate and balanced environment; so that Court declare the suspension of the exploitation of Conga Project and avoid Directorial Resolution No. 351-2010-MEM/AM dated on October 27, 2010 that approved Conga Environmental Impact Assessment.

By Court resolution No. 1 dated on October 23, 2012 the action was dismissed. On November 5, 2012, resolution No. 1 was appealed by plaintiff and the hearing at Superior Court will be held on March 4, 2013 at 12:15 p.m.

Clínica International, Adecco, SGC Security

Employees belonging to three contractors (Clinica International, Adecco, SCG Seguridad) have filed legal actions claiming to be included in Minera Yanacocha’s payroll. These workers claim that for all practical effects they are employees of the Company and therefore are entitled to all the rights attached thereto, arguing that they receive direct orders from Yanacocha and that most of the infrastructure and equipment used in the performance of their duties is also provided by the Company. All of these proceedings involve a total of 97 workers. The cases are detail as follow:

Regarding to Adecco employees, the complaint included 77 plaintiffs. This complaint was declared groundless in the first instance and confirmed by the Civil Courtroom. Thus, the plaintiffs filed an appeal for reversal. As of February 2013, the records were forwarded to the Standing Constitutional and Social Courtroom of the Supreme Court of Justice of the Republic, but complaint was not accepted. Also during this time some of the plaintiffs desisted from the claim, so to date this complaint is finished, as no plaintiffs is remaining in the process.

Regarding to Clinica International employees, the complaint included 14 plaintiffs. In cases: 254-2008 and 253-2008 are pending the issuance of judgment in the first instance, since the Civil Courtroom declared the previous judgment null, on the grounds that the judge made a mistake by having unduly matched the terms material resources and own equipment, since the former is one of the requirements for the valid existence of outsourcing, and the latter is a contributory element, as provided in Article 4 of Supreme Decree No. 003-2002-TR, amended by Supreme Decree No. 020-2007-TR. Case File No. 255 - 2008 also is pending judgment in the first instance.

In the case of SGC Security workers, the complaint included 6 plaintiffs. The issuance of judgment in the first instance is pending, since the previous judgment was declared null by the Civil Courtroom.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Letters of Guarantee

On January 17, 2010, the Company signed a Letter of Guarantee of US$85 million with Banco de Credito del Peru (BCP) in accordance with the Mine Closure Regulation approved by Supreme Decree No.033-2005 of The Ministry of Energy and Mines. This letter of guarantee has a renewal for one more year since January 18, 2012. For the period 2013 the letter has an amount of US$105.9 million and shall have an effective term of one additional year extended to January 18th, 2014.

On January 13, 2012, the Company signed an additional letter of guarantee for US$45 million with BBVA Continental which have extended to January 18th, 2013 in accordance with the Mine Closure Regulations. This letter of guarantee has a renewal for US$71.7 million for the period 2013 and shall have an effective term of one additional year extended to January 18th, 2014.

On January 18, 2013, the Company signed an additional letter of guarantee for US$30 million with Interbank which have extended to January 18th, 2014, in accordance with the Mine Closure Regulations.

These three letters of guarantee shall come into force if the Company fails to execute in whole or in part the Mine Closure Plan.

Dictamen de los auditores independientes (continuación)

Sociedad Minera Cerro Verde S.A.A.

Financial Statements as of December 31, 2012, 2011 and 2010, together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

ERNST & YOUNG	Medina, Zaldivar, Paredes
& Asociados Sociedad Civil

To the Board of Directors and Shareholders of Sociedad Minera Cerro Verde S.A.A.

We have audited the accompanying financial statements of Sociedad Minera Cerro Verde S.A.A. (a Peruvian company, subsidiary of Freeport-McMoRan Copper & Gold Inc.), which comprise the statement of financial position as of December 31, 2012 and 2011, and the related statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years ended December 31, 2012, 2011 and 2010. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2012 and 2011, and the results of operations and its cash flows for each of the three years ended December 31, 2012, 2011 and 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Lima, Peru,

April 30, 2013

/s/ Medina, Zaldivar, Paredes & Asociados

Countersigned by:

/s/ Marco Antonio Zaldívar__

Marco Antonio Zaldívar

C.P.C.C. Register No.12477

Sociedad Minera Cerro Verde S.A.A.

Statement of Financial Position

As of December 31, 2012 and 2011

	Note	2012	2011
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	1,427,528	1,383,636
Trade accounts receivable	4	4,054	44,053
Trade accounts receivable from related parties	17(f)	318,562	199,331
Embedded derivative	19	11,569	-
Other accounts receivable		28,408	25,959
Inventories, net	6	194,909	175,837

Total current assets		1,985,030	1,828,816
Other long – term accounts receivable	5	63,964	-
Long-term inventories	6	188,990	140,671
Property, plant and equipment, net	7	1,799,709	1,220,591
Intangible assets, net	16(d)	5,078	6,519

Total assets		4,042,771	3,196,597

Liabilities and equity, net
Current liabilities
Trade accounts payable	8	146,354	55,950
Trade accounts payable to related parties	17(f)	8,081	3,415
Embedded derivative	19	-	75,257
Income tax liability		21,187	56,920
Workers’ profit sharing payable	9	75,991	119,711
Other accounts payable		20,855	24,675

Total current liabilities		272,468	335,928
Non-current portion of other accounts payable		540	1,298
Provision for remediation and mine closure	16(a)	79,812	7,061
Deferred income tax liability	10(a)	240,243	174,672

Total liabilities		593,063	518,959

Equity, net	11
Issued capital		990,659	990,659
Other capital reserves		198,132	198,132
Retained earnings		2,260,917	1,488,847

Total equity, net		3,449,708	2,677,638

Total liabilities and equity, net		4,042,771	3,196,597

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of Comprehensive Income

For the years ended December 31, 2012, 2011 and 2010

	Note	2012	2011	2010
		US$(000)	US$(000)	US$(000)

Sales of goods	13	2,127,023	2,520,050	2,368,988

Cost of sales of goods	14	(801,571)	(824,700)	(645,959)

Gross profit		1,325,452	1,695,350	1,723,029

Operating expenses
Selling expenses	15	(78,674)	(83,612)	(76,638)
Expense related to water plant	16(b)	(19,606)	(13,670)	(4,300)
Excess of workers’ profit sharing	9(b)	-	(21,923)	(34,427)
Voluntary contribution	16(e)	-	-	(41,081)
Other operating expenses		(9,898)	(16,865)	(10,749)

		(108,178)	(136,070)	(167,195)

Operating profit		1,217,274	1,559,280	1,555,834

Other income (expenses)
Financial income		1,886	1,078	1,261
Financial expenses		(6,951)	(165)	(101)
Gain net from exchange differences	20(a)	3,149	1,924	669

Profit before income tax		1,215,358	1,562,117	1,557,663

Income tax expense	10(c, d)	(443,288)	(483,718)	(483,270)

Profit for the year		772,070	1,078,399	1,074,393

Basic and diluted earnings per share (stated in US dollars)	18	2.21	3.08	3.07

Weighted average number of shares outstanding	18	350,056,012	350,056,012	350,056,012

Sociedad Minera Cerro Verde S.A.A.

Statements of Changes in Equity

For the years ended December 31, 2012, 2011 and 2010

	Issued capital	Other capital reserves	Retained earnings	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2010	990,659	198,132	286,055	1,474,846

Profit for the year	-	-	1,074,393	1,074,393
Dividend distribution, note 11(d)	-	-	(950,000)	(950,000)

Balance as of December 31, 2010	990,659	198,132	410,448	1,599,239

Profit for the year	-	-	1,078,399	1,078,399

Balance as of December 31, 2011	990,659	198,132	1,488,847	2,677,638

Profit for the year	-	-	772,070	772,070

Balance as of December 31, 2012	990,659	198,132	2,260,917	3,449,708

Sociedad Minera Cerro Verde S.A.A.

Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Operating activities
Profit before income tax	1,215,358	1,562,117	1,557,663
Adjustments to profit for the year that do not affect net cash flow from operating activities
Depreciation of property, plant and equipment	94,242	82,431	86,056
Amortization of intangible assets	1,630	1,630	1,630
Unwinding of discount provision for remediation and mine closure	239	358	180
Provision (recovery of provision) for inventory obsolescence	778	203	(525)
Net loss from disposal/sale of property, plant and equipment	24	4,062	153
Other adjustments	-	-	(360)

Net changes in operating assets and liabilities accounts
Net decrease (increase) in operating assets
Trade accounts receivable	40,261	(16,460)	(2,801)
Trade accounts receivable from related parties	(119,231)	91,378	(74,147)
Embedded derivative	(11,569)	208,474	(68,457)
Other accounts receivable	(2,449)	2,290	(13,508)
Inventories	(19,850)	(5,612)	(13,381)
Other long-term accounts receivable	(12,119)	19,002	30,533
Long-term inventories	(48,319)	(20,698)	(28,941)
Net increase (decrease) in operating liabilities
Trade accounts payable	90,404	(11,426)	27,578
Accounts payable to related parties	4,666	(436)	1,132
Embedded derivative	(75,257)	-	-
Workers’ profit sharing payable	(43,720)	9,646	61,811
Other accounts payable	(3,820)	(109,289)	56,542
Non-current portion of other accounts payable	(758)	-	(37,106)
Income tax paid	(465,819)	(626,925)	(327,111)

Net cash and cash equivalents provided by operating activities	644,691	1,190,745	1,256,941

Statements of Cash Flows (continued)

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Investing activities
Collection from the sale of property, plant and equipment	262	-
Purchase of property, plant and equipment	(600,872)	(195,222)	(122,256)
Purchase of intangibles	(189)	-	37

Net cash and cash equivalents used in investing activities	(600,799)	(195,222)	(122,219)

Financing activities
Payment of dividends	-	-	(950,000)

Net cash and cash equivalents used in financing activities	-	-	(950,000)

Net increase in cash and cash equivalents during the year	43,892	995,523	184,722
Cash and cash equivalents at beginning of year	1,383,636	388,113	203,391

Cash and cash equivalents at year-end	1,427,528	1,383,636	388,113

Transactions with no effects in cash flows:
Increase in the provision for remediation and mine closure estimate	72,512	3,217	(360)

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2012, 2011 and 2010

1.	Identification and business activity of the Company
(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (hereinafter “the Company”) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company has listed its shares on the Lima Stock Exchange since November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport-McMoRan Corporation (“FMC” – formerly Phelps Dodge Corporation), a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. (“Freeport”), owns 53.56% of the voting shares of the Company. Additionally, SMM Cerro Verde Netherlands B.V. (a subsidiary of Sumitomo Metal Mining Company Ltd.) owns 21% of the voting share of the Company, Compañía de Minas Buenaventura S.A.A. owns 19.58%, and the minority stakeholders own the remaining 5.86%.

The Company’s legal address is Asiento Minero Cerro Verde S/N Uchumayo – Arequipa. The ore deposits are located southwest of the city of Arequipa.

(b)	Business activity -

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes and concentrates.

Expansion of operations

The Company is engaged in a large-scale expansion of Cerro Verde´s production unit. The US$4.4 billion project will expand the processing capacity from 120,000 metric tons per day of ore to 360,000 metric tons per day, targeting incremental annual production of approximately 600 million pounds of copper and 15 million of molybdenum beginning in 2016. In December 2012, the Company received approval of the Environmental Impact Study from the Peruvian Ministry of Energy and Mines. Detailed engineering and procurement of long-lead items are in progress. The Company expects to begin construction in 2013.

(c)	Financial statements approval –

The financial statements as of December 31, 2012 and 2011 were approved by Company´s Management on February 8, 2013 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law. In Management’s opinion, the accompanying financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in the first quarter of 2013.

Notes to the Financial Statements (continued)

2.	Significant accounting principles and policies
2.1	Basis of preparation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value.

The financial statements are presented in United States (“US”) dollars and include the years ended December 31, 2012, 2011 and 2010. Unless otherwise indicated, all values have been rounded to the nearest thousand.

2.2	Accounting estimates, judgments and assumptions –

The preparation of the financial statements according to IFRS requires that Management make judgments, estimates and assumptions that affect the amounts of the assets and liabilities reported, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the years ended December 31, 2012, 2011 and 2010.

Estimates and assumptions are continuously evaluated and are based on the experience of Management and other factors, including expectations of future events that are reasonable under current circumstances; however, actual results could differ from these estimates.

Information about estimations and judgements taken into account by Management in the preparation of the financial statements follows:

(a)	Estimates of ore reserves and resources -

Ore reserves are estimates of the ore quantity that can be economically and legally extracted from the mine properties. The Company estimates its ore reserves based on information compiled by individuals qualified in reference to geological data about the size, depth and form of the ore body, and requires of geological judgments in order to interpret the data.

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

Notes to the Financial Statements (continued)

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

The Company has determined that the Cerro Verde operation consists of one cash generating unit, considering the operation as a whole. Therefore, the Cerro Verde operation is evaluated annually in order to determine if there are any impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the greater of the fair value less costs to sell and the value in use. These assessments require the use of estimates and assumptions, such as long-term commodity prices, discount rates, operating costs, and others.

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

The Company assesses its mine closure provision annually. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, interest rates and inflation rates. As discussed in note 2.3(h), estimated changes in the fair value of the mine closure provision or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment”. If any change in the estimate results in an increase to the mine closure and related ARC, the Company shall consider whether or not this is an indicator of impairment of the assets and will apply impairment tests in accordance with IAS 36, “Impairments of Assets”.

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

Mill and leach stockpiles generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and delivery it in solution to extraction processing facilities.

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation method are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grades of material delivered to mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical sampling. The recoverability of copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Estimated copper recovery rates are determined using laboratory tests, historical trends and other factors. Ultimate recovery of copper contained in leach stockpiles can vary significantly depending on several variables, including type of copper recovery, mineralogy and the size of the rocks. Processes and recovery rates are monitored continuously, and recovery rates are adjusted periodically as additional information becomes available and as related technology changes.

(f)	Contingencies -

By their nature, contingencies will only be resolved when one or more future events do or do not occur. Determining contingencies inherently involves the exercise of judgment and calculation of the estimated results of future events.

2.3.	Summary of significant accounting policies and practices -

(a)	Currency -

The financial statements are presented in US dollars; which is also the Company’s functional currency.

Notes to the Financial Statements (continued)

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

The Company uses exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2012, the published exchange rates were S/.2.594 for US$1 for buying and S/.2.551 for US$1 for selling (S/.2.695 for US$1 and S/. 2.697 for US$1, as of December 31, 2011, respectively). These rates have been applied to the appropriate asset and liability accounts. As of December 31, 2012 and 2011, the Company did not maintain significant assets or liabilities in Nuevos Soles.

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

Cash and cash equivalents -

Cash and cash equivalents are financial assets that may be liquidated immediately, such as bank accounts, and other liquid investments with original maturities of three months or less.

Receivables -

The Company’s receivables include trade accounts receivables to related parties and third parties and other accounts receivable. These receivables are stated at their transaction value, net of an allowance for doubtful accounts.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, receivables are subsequently carried at amortized cost using the effective interest method less any provision for impairment (i.e. allowance for doubtful accounts).

Notes to the Financial Statements (continued)

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

Embedded derivatives -

The Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month based on quoted London Metal Exchange (LME) monthly average prices. The Company receives market prices based on prices in the specified future month, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and commercial invoices at the time of shipment based on the current LME prices, which result in an embedded derivative that is required to be separated from the main contract.

The Company’s embedded derivatives from sales are measured at fair value (based on LME spot copper prices) with subsequent changes recognized in the statements of comprehensive income until the month of settlement.

(c)	Inventories –

Inventories are stated at the lower of cost or the net realizable value. Inventory of materials and supplies, as well as finished products are determined using the weighted-average cost method. The cost of finished goods and in - process inventory (i.e., stockpiles) includes labor and benefits, supplies, energy and other costs related to mining and processing of minerals. Net realizable value is the estimated future sales price based on forward metal prices (at the year that are expected to be processed), less estimated costs to complete production and bring the inventory to sale; and the discount rate.

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

Notes to the Financial Statements (continued)

Repairs and/or improvements of an asset that is depreciated separately and is required to be discharged or replaced, creating an increase of economic life of property and for which it is probable that there will be future economic benefit to the Company, are recorded as assets. All other maintenance costs are charged to expense as incurred.

Land is not depreciated. Depreciation of assets directly related to the useful life of the mine is calculated using the UOP method based on the mine’s proven and probable reserves. Other assets are depreciated using the straight-line method based on the following estimated useful lives:

Years
Buildings and other constructions	Between 10 and 30
Machinery and equipment	Between 3 and 25
Transportation units	7
Furniture and fixtures	7
Other equipment	Between 3 and 25

Critical spare parts and those which are directly identified with machinery or equipment are included in property, plant and equipment, and the economic life assigned will be related to the main asset with which they are identified.

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

Development costs -

Development costs are capitalized based on the Management´s judgement, when the economic and technological feasibility of the project is confirmed, which is generally when the development or expansion project has reached a milestone in accordance with a model established by Company.

Notes to the Financial Statements (continued)

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

The intangible assets acquired are recorded at cost less accumulated amortization. As indicated in note 16(c), the Company has recorded an intangible asset for the future benefit of electrical energy at a fixed price, which is being amortized over the term of the contract, which expires December 31, 2015. The Company assesses at the end of each period, whether there is an indication that its intangible asset may be impaired.

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

Notes to the Financial Statements (continued)

There was no indication of impairment of the Company’s assets as of December 31, 2012 and December 31, 2011.

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

Notes to the Financial Statements (continued)

Sales of copper cathodes and concentrates –

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

As described in note 2.3(b), the Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month in accordance with the terms specified in the related sales contract and based on quoted LME monthly average prices. The Company receives market prices in the specified future month, and these sales result in changes recorded to revenues until the specified future month. The Company records revenues and commercial invoices at the time of shipment based on the current LME prices, which result in an embedded derivative that is bifurcated from the host contract.

(j)	Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the year. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. The income tax rate in Peru was 30% as of December 31, 2012 and 2011.

Deferred taxes -

The deferred income tax is presented using the liability method for differences between the tax bases of assets and liabilities and their book values for financial reporting purposes. Deferred tax liabilities are recognized for all temporary differences. Deferred tax assets are recorded for all deductible temporary differences when there is a probability that there could be future taxable earnings against which the deductible temporary differences could be applied.

The book value of the deferred tax asset is reviewed at the end of each period and reduced to an amount that is more likely than not to be realized against taxable earnings. Deferred tax assets that are not recognized are reassessed at each period and are recognized when it is more likely than not that future taxable earnings will allow for the deferred tax asset to be recovered.

Notes to the Financial Statements (continued)

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

The Company recognizes worker’s profit sharing In accordance with IAS 19, “Employees Benefits”. Workers’ profit sharing is calculated in accordance with Peruvian laws (Legislative Decree No. 892), and the Company’s workers’ profit sharing rate is 8% over the taxable net base of current year. According to Peruvian law the limit in the workers’ profit sharing that an employee could receive is equivalent to 18 months of wages, and any excess above such limit will be transferred to the Regional Government and “National Found for Employment’s Promotion and Training” (“FONDOEMPLEO”). The Company’s workers’ profit sharing is recognized as a liability in the statement of financial position and as an operating expense in the statements of comprehensive income.

(l)	Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares held during the period. When the number of shares is modified as a result of capitalization of retained earnings, the net income per basic and diluted share is adjusted retroactively for all of the periods reported. For the years ended as of December 31, 2012, 2011 and 2010, the Company did not have any financial instrument with dilutive effects; as a result, the basic and diluted shares are the same in all years presented.

Notes to the Financial Statements (continued)

2.4.	New IFRS and IFRIC –

Improvements and amendments to IFRS issued, effective in 2012 and also those which are not yet effective, include the following:

Effective in 2012.-

There are no new or amended standards and interpretations effective in 2012 that impact either the financial position, financial results, disclosure or stated accounting policies of the Company.

Effective in 2013.-

-	IAS 1, Presentation of Financial Statements, effective for annual periods beginning on July 1, 2012. The amendments to IAS 1 change the grouping of items presented in the statement of comprehensive income.

-	IAS 27, Separate Financial Statements (revised in 2011), effective for annual periods beginning on January 1, 2013. As a consequence of the new IFRS 10 and IFRS 12, what remains in IAS 27 is limited to accounting for subsidiaries, joint arrangements and associates in separate financial statements.

-	IAS 28, Investments in associates and joint ventures (revised in 2011), effective for annual periods beginning on January 1, 2013. As a consequence of the new IFRS 11 and IFRS 12, IAS 28 Investments in Associates and Joint Ventures, describes the application of the equity method to investments in joint ventures in addition to associates.

-	IAS 19, “Employee Benefits (Amendment)”, effective January 1, 2013, amends the recognition and disclosure requirements for defined benefit plans.

-	IFRS 9, “Financial Instruments”, effective January 1, 2015, modifies the treatment and classification of financial assets established by IAS 39, “Financial Instruments: Recognition and Measurement”.

-	IFRS 10, “Consolidated Financial Statements”, effective January 1, 2013, replaces the consolidation requirements in SIC-12, “Consolidation—Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”.

-	IFRS 11, “Joint Arrangement”, effective January 1, 2013, addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. The guidance focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case).

Notes to the Financial Statements (continued)

-	IFRS 12, “Disclosure of Interests in Other Entities”, effective January 1, 2013, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

-	IFRS 13, “Fair Value Measurement”, effective January 1, 2013, defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.

-	IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, effective January 1, 2013, clarifies when the stripping cost in the production phase should be recognized as an asset and how that asset should be measured, both initially and in subsequent periods.

Annual improvements to IFRS (issued in May 2012) -

-	IAS 1, Presentation of Financial Statements, clarifies the difference between voluntary annual comparative information and the minimum required of comparative period is the previous period.

-	IAS 16, Property, Plant and Equipment, clarifies that major spare parts and servicing equipments that meet the definition of property, plant and equipment are not inventories.

-	IAS 32, Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12.

Such improvements are effective for annual periods beginning on or after January 1, 2013.

Management is currently evaluating the impact of the new pronouncements described above on the Company’s financial reporting and disclosures for the year 2013.

Notes to the Financial Statements (continued)

3.	Cash and cash equivalents

(a)	This item is made up us follows:

	2012	2011
	US$(000)	US$(000)

Cash equivalents (b)	1,421,955	1,376,818
Cash in banks	5,573	6,818

	1,427,528	1,383,636

(b)	Cash equivalents comprises a portfolio of investments in highly marketable liquid investments (investments classified as “AAA” by Standard & Poor’s and Moody’s), which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash. Management plans to use them for its short-term cash needs. Because of the short original maturity of these investments, less than 90 days, the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

4.	Trade accounts receivable

Trade accounts receivable are generated primarily from the Company’s cathode and copper concentrate sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees.

5.	Other long-term accounts receivable

Correspond to additional disbursements made by the Company related to the monthly pre payments of income tax which might be offset with future tax debts or be recovered by a request of refund to the Tax authority. As of December 31, 2012, these overpayments amounted to US$63,964,000 and are presented as non-current assets in the statement of financial position.

Notes to the Financial Statements (continued)

6.	Inventories, net
(a)	This item is made up as follows:

	2012	2011
	US$(000)	US$(000)
Finished goods:
Copper cathodes	7,481	7,565
Copper concentrate	12,728	6,079
Molybdenum concentrate	1,467	1,264

Balance of finished goods, see note 14	21,676	14,908

Work-in-process (b)	213,734	165,635
Materials and supplies	149,874	137,137
Materials and supplies in transit	1,326	761
Less - Provision for obsolescence of materials and supplies	(2,711)	(1,933)

Total Inventories	383,899	316,508
Less - Long-term inventories (b)	(188,990)	(140,671)

Current inventories, net	194,909	175,837

(b)	Work in process inventories represent mill and leach stockpiles which generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in solution to the extraction processing facilities (see note 2.2(e)).

Notes to the Financial Statements (continued)

7.	Property, plant and equipment, net

(a)	The movement in cost and accumulated depreciation accounts as of December 31, 2012 and 2011 are shown below:

	January 1, 2011	Additions	Retirements and disposals	Transfers	December 31, 2011	Additions	Retirements and disposals	Transfers	December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Land	1,497	-	-	-	1,497	-	-	-	1,497
Buildings and other constructions	91,042	-	-	13,046	104,088	-	(20)	25,061	129,129
Machinery and equipment	1,447,076	-	(4,667)	67,916	1,510,325	-	(101)	240,006	1,750,230
Transportation units	8,849	-	-	2,433	11,282	-	(767)	1,655	12,170
Furniture and fixtures	786	-	-	-	786	-	-	-	786
Other equipment	11,862	-	(129)	737	12,470	-	(1,046)	10,283	21,707
Work in progress and transit units (b)	69,801	195,222	-	(84,132)	180,891	600,872	-	(277,005)	504,758
Remediation and mine closure costs, note 16(a)	3,666	3,217	-	-	6,883	72,512	-	-	79,395

	1,634,579	198,439	(4,796)	-	1,828,222	673,384	(1,934)	-	2,499,672

Accumulated depreciation
Buildings and other constructions	26,019	2,786	-	-	28,805	2,675	(17)	-	31,463
Machinery and equipment	483,678	77,593	(605)	-	560,666	88,346	(68)	-	648,944
Transportation units	6,733	714	-	-	7,447	933	(767)	-	7,613
Furniture and fixtures	532	94	-	-	626	87	-	-	713
Other equipment	6,428	1,055	(129)	-	7,354	1,820	(1,058)	-	8,116
Remediation and mine closure costs	2,544	189	-	-	2,733	381	-	-	3,114

	525,934	82,431	(734)	-	607,631	94,242	(1,910)	-	699,963

Net cost	1,108,645				1,220,591				1,799,709

(b)	As of December 31, 2012, the work in progress and transit units corresponded mainly to the Expansion of Cerro Verde´s production unit for US$439,608,000. See note 1(b).
(c)	The Company maintains insurance on its principal assets in accordance with Management’s policies.

Notes to the Financial Statements (continued)

8.	Trade accounts payable

Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts for the Company’s mining activities. As of December 31, 2012, payable balances are related to the Mine Expansion Project, see note 1(b). These obligations are mainly in US dollars, have current maturities and do not accrue interest. No guarantees have been granted.

9.	Workers’ profit sharing
(a)	The Legislative Decree N° 892 (L.D. 892), issued in 1996, regulates the right of workers to participate in the company’s profits that performs activities generating third categories income and requires companies domiciled in Peru to compute and pay to employees a share of the profits generated by the companies for which they work. The Company’s liability for worker’ profit sharing is recognized according to the policy described in note 2.3(k).

(b)	As described in note 2.3(k), workers’ profit sharing is recognized as an operating expense in the statements of comprehensive income. The amount of workers’ profit sharing paid to employees for the years 2012 and 2011 are recognized as a cost of sales of goods (see note 14). Additionally, the excess between the Company’s total workers’ profit sharing liability and the amount paid or due to employees for the years 2011 and 2010 amounted to US$21,923,000 and US$34,427,000, respectively (in 2012, no excess of worker´s profit sharing was calculated). The amounts for 2011 and 2010 were included as operating expenses in the statements of comprehensive income and were paid to the Regional Government and FONDOEMPLEO within the periods established by law.

Notes to the Financial Statements (continued)

10.	Deferred Income tax

(a)	The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	January 1, 2011	Debit (credit) to the statements of comprehensive income	December 31, 2011	Debit (credit) to the statements of comprehensive income	December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Income tax
Asset
Provision for water plant construction	24,137	3,342	27,479	(27,479)	-
Price adjustment of cathodes and copper concentrates	-	22,577	22,577	(22,577)	-
Difference in valuation of inventories	1,869	1,086	2,955	(1,339)	1,616
Provision for remediation and mine closure	710	163	873	238	1,111
Deferred stripping costs	731	(76)	655	(34)	621
Provision generated by the special mining burden	-	-	-	6,356	6,356
Other provisions	1,174	(5,355)	(4,181)	4,267	86

	28,621	21,737	50,358	(40,568)	9,790

Liability
Difference in depreciation method	189,180	39,677	228,857	17,681	246,538
Price adjustment of cathodes and copper concentrates	39,965	(39,965)	-	3,471	3,471

	229,145	(288)	228,857	21,152	250,009

Deferred liabilities, net	200,524	(22,025)	178,499	61,720	240,219

Mining taxes, note 12(d)
Deferred asset
Price adjustment of cathodes and copper concentrates	-	(3,637)	(3,637)	4,153	516
Exploration expenses	-	(190)	(190)	(302)	(492)

Deferred asset	-	(3,827)	(3,827)	3,851	24

Notes to the financial statements (continued)

	January 1, 2011	Debit (credit) to the statements of comprehensive income	December 31, 2011	Debit (credit) to the statements of comprehensive income		December 31, 2012
	US$(000)	US$(000)	US$(000)	US$(000)		US$(000)

Total debited (credited) to the statements of comprehensive income	-	(25,852)	-	65,571	(b)	-

Total deferred income tax liability	200,524		174,672			240,243

Notes to the financial statements (continued)

(b)	For the years ended December 31, 2012, 2011 and 2010, the income tax expense recorded differs from the result of apply the legal rate to the income before income tax of the Company, as detailed below:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Profit before income tax	1,215,358	1,562,117	1,557,663
Income tax rate	30%	30%	30%

Income tax expected expense	364,607	468,635	467,299

Effect of change in income tax rate to 32% due to Tax Stability Agreement effective since 2014, note 12(a)	11,583	-	-
Non deductible expenses	11,845	5,298	3,647
Special mining burden (current and deferred)	(28,823)	-	-
Voluntary contribution	-	-	12,324
Others	(2,242)	-	-

Current and deferred income tax charges to results	356,970	473,933	483,270
Mining taxes charge to results	86,318	9,785	-

	443,288	483,718	483,270

Effective income tax	36.47%	30.97%	31.03%

(c)	The income tax expenses (benefit) for the years ended December 31, 2012 and 2011 is shown below:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
Income tax
Current	295,250	495,958	417,594
Deferred	61,720	(22,025)	65,676

	356,970	473,933	483,270
Mining taxes
Current	82,467	13,612	-
Deferred	3,851	(3,827)	-

	86,318	9,785	-

Income tax expense reported in the statements of comprehensive income	443,288	483,718	483,270

Notes to the financial statements (continued)

11.	Equity, net

(a)	Issued capital -

As of December 31, 2012, 2011 and 2010, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the shareholders agreement of July 11, 2003, the nominal value of the shares was denominated in US dollars and amount to US$0.54 each. As a consequence of the capitalization of restricted earnings associated with tax benefit (reinvestment credit), in December 2009, the nominal value of the share was increased to US$2.83 each.

As of December 31, 2012 the quoted price of these shares was US$38.00 per share (US$36.00 and US$54.10 per share as of December 31, 2011 and 2010, respectively) and their frequency of trading is daily, as in 2011 and 2010.

As of December 31, 2012, the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	3,121	5.86
From 1.01 to 20.00	1	19.58
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	3,124	100.00

(b)	Other capital reserves -

In accordance with the Peruvian Companies Act, this reserve is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital. The legal reserve must be used to compensate losses, and must be replaced with future earnings. This reserve may also be used to increase capital stock but the balance must be restored from future earnings.

(c)	Retained earnings -

In accordance with the mining stability agreement entered into with the Peruvian Government (see note 12(a)), the Company is authorized to distribute, without any restrictions, all capital invested (except for the retained earnings capitalized in 2009 for US$800,030,000). In addition, dividends and any other form of capital distribution to domestic entities are tax exempt. Since 2003, dividends paid to shareholders, other than domiciled legal entities, are subject to a 4.1% income tax which is withheld and paid by the Company.

Notes to the financial statements (continued)

(d)	Dividend distribution -

During 2012 and 2011, the Company did not pay dividends.

At the Directors’ meeting held on June 15, 2010, it was agreed to pay a dividend of US$400,000,000 (US$1.1427 per common share). Of this amount, US$257,303 corresponds to the retained earnings as of December 31, 2009, and US$142,697,000 was applied to earnings for the year 2010. This dividend was paid to shareholders on July 19, 2010.

At the Directors’ meeting held on November 8, 2010, it was agreed to approve the payment of dividends amounting to US$550,000,000 (US$1.5712 per common share). The total amount of this dividend was applied to retained earnings as of October 31, 2010, and earnings for the year 2010 related to the dividend related to the 2010 period. This dividend was paid to the shareholders on December 10, 2010.

12.	Tax situation
(a)	On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of the agreement, the Company is subject to the tax regulations in force at May 6, 1996. In addition, the Company has tax stability for a period of fifteen years beginning January 1, 1999 and with a maturity date of December 31, 2013.

On July 17, 2012, the Company subscribed a new Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the General Mining Law and in connection with the Expansion of Cerro Verde´s production mining unit Project, see note 1(b). According to the management´s option, it will be in force in 2014. According to this agreement, from the time it is in force, the new income tax rate will be 32%.

(b)	The income tax rate applicable to the Company is 30% and 32% beginning in 2014 according to the paragraph above. In addition, the Company is subject to a minimum income tax equivalent to 2% of total assets until 2013, net of accumulated depreciation and amortization. The tax charged against earnings is the higher of the income tax under the tax stability agreements and the minimum income tax. For the years ended December 31, 2012, 2011 and 2010, the taxable income according to the tax law is calculated on the profit before income tax and profit sharing for such years, and the income tax calculations are as follow:

Notes to the financial statements (continued)

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Profit before income tax	1,215,358	1,562,117	1,557,663
Worker´s profit sharing	81,708	143,271	109,023

	1,297,066	1,705,388	1,666,686

Less:
Reversal of price adjustment of copper cathodes and concentrates	(75,257)	133,217	64,760
Water treatment plant and voluntary contribution	(91,686)	13,723	45,379
Price adjustment of copper cathodes and concentrates	(11,569)	75,257	(133,217)
Non deductible expenses	39,484	5,502	4,354
Special mining burden	(74,891)	-	-
Adjustment of inventory in process and finished goods	(15,752)	3,708	11,030
Deduction to recalculate depreciation at an annual rate of 20%	(5,564)	(147,902)	(149,722)
Other additions, net	(1,478)	2,999	2,867

	(236,713)	86,504	(154,549)

Sub-total	1,060,353	1,791,892	1,512,137
Workers’ profit sharing (8%)	(84,828)	(143,351)	(120,971)

Net profit	975,525	1,648,541	1,391,166

Income tax (30%)	(292,657)	(494,562)	(417,350)

Prior years income taxes	(2,593)	(1,396)	(244)

Total current income taxes charged to results, note 10(c) (does not include Special Mining Burden)	295,250	495,958	417,594

(c)	Peruvian Tax Authorities (SUNAT) have the right to examine, and, if necessary, amend the income tax as determined by the Company during the last four years, calculated from the year following that in which the tax returns are filed. The income tax filings for the years 2002 through 2011 and the value added tax filings for the period from January 2009 to December 2011 are open to examination by The Tax Authorities. The fiscal years 2002 through 2007, has been reviewed by SUNAT, by which the Company has been in appeal process. The years 2008, 2009 and 2010 are currently in revision process, these processes are in charged to the legal external advisors of the Company. In Management’s and legal advisors’ opinion, they have enough arguments in accordance to legal standards in force; consequently, they believe they will get results in favor to the Company for those processes and any additional tax assessment would not be significant to the financial statements.

Notes to the financial statements (continued)

For the periods pending to examine, and due to the many possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes are payable, including interest and surcharges, as a result of the Tax Authority reviews, they will be charged to expense in the period assessed. However, in Management’s and legal advisors’ opinion, any additional tax assessment would not be significant to the financial statements.

(d)	Mining taxes -

As described in note 2.3(j), Law 29788 was enacted creating a new mining tax and royalty regime in Peru. Because the Company operates under a stability agreement, it is not subject to the revised royalty and special mining tax until its stability agreement expires on December 13, 2013. However, the Company elected to pay the special mining tax during the remaining term of its stability agreement. For the years ended December 31, 2012 and 2011, the Company recorded a tax provision of US$82,467,000 and US$13,612,000, respectively, related to the special mining burden. Likewise, the Company has also recognized an expense and income deferred tax amounting to US$3,851,000 and US$3,827,000 during the years 2012 and 2011, respectively.

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

SUNAT has assessed mining royalties on materials processed by the Company´s concentrator plant which commenced operations in late 2006. These assessments cover the period October 2006 to December 2007 and the years 2008 and 2009. SUNAT has issued resolutions denying the Company’s claims. The Company has appealed these decisions and currently has three cases pending before the Peruvian Tax Tribunal. The Company is challenging these royalties because it believes its stability agreement provides an exemption for all minerals extracted from its mining concession, irrespective of the method used for processing those minerals. Although we believe our interpretation of the stability agreement is correct, if the Company is ultimately found responsible for these assessments, the amount of royalty and related interest payable would be significant. SUNAT may continue to assess mining royalties annually until this matter is resolved by the Peruvian Tax Tribunal.

Notes to the financial statements (continued)

13.	Sales of goods

(a)	For the years ended December 31, 2012, 2011 and 2010, sales of goods are made up of the following:

	2012		2011		2010
	Pounds(000)	US$(000)	Pounds(000)	US$(000)	Pounds(000)	US$(000)
	(Unaudited)		(Unaudited)		(Unaudited)

Copper concentrates (b)	469,644	1,544,647	489,314	1,637,841	472,497	1,607,815
Copper cathodes (b)	119,077	434,290	167,562	673,956	181,885	625,827
Other (primarily silver and molybdenum concentrates)	-	148,086	-	208,253		135,346

		2,127,023		2,520,050		2,368,988

Sales to related parties amounted to US$1,631,221,000 for the year ended December 31, 2012 (US$1,876,906,000 and US$1,868,233,000 for the years ended December 31, 2011 and 2010, respectively), which are summarized in note 17(b).

(b)	As described in note 2.3(b), the Company’s copper sales are provisionally priced at shipment date. As a result, as of December 31, 2012, 2011 and 2010, the Company had embedded derivatives recorded in its statement of financial position (see note 19). Adjustments to the provisional prices are recognized as gains and losses in sales of goods until the month of settlement. Copper concentrate and cathode sales include adjustments to the provisional sale value generated by the changes in the fair value of the embedded derivatives. These adjustments resulted in higher, lower and higher sales for US$86,826,000, US$208,474,000 and US$68,457,000 in years 2012, 2011 and 2010, respectively.

(c)	The following table shows sales of goods by geographic region based for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Asia	1,267,407	1,351,762	1,374,467
South America (mainly Peru)	389,613	445,114	291,993
Europe	378,144	513,933	483,208

Notes to the financial statements (continued)

	2012	2011	2010
	US$(000)	US$(000)	US$(000)
North America	91,859	209,241	219,320

	2,127,023	2,520,050	2,368,988

(d)	Concentration of sales -

For the year 2012, 77% of the Company’s sales were to related entities (Freeport-McMoRan Corporation (“FMC”), Sumitomo Metal Mining Company and Climax Molybdenum, which is a wholly owned subsidiary of FMC) and the rest, with international third parties. For the years 2011 and 2010, 74% and 79% of the Company’s sales were to these related entities.

Notes to the financial statements (continued)

14.	Cost of sales of goods

For the years ended December 31, 2012, 2011 and 2010, the cost of sales of goods is made up of the following:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Opening balance of finished goods (see note 6(a))	14,908	16,505	5,856

Materials and supplies	362,382	315,518	276,297
Labor	110,156	134,813	79,914
Worker’s profit sharing	81,737	121,347	86,568
Depreciation and amortization	95,872	84,061	87,686
Energy	73,136	69,259	53,001
Third parties services	88,489	74,202	69,350
Management fees (see note 17(a))	18,210	20,003	17,850
Other costs	26,456	23,021	14,182
Variation of inventories in process	(48,099)	(19,121)	(28,240)
Ending balance of finished goods (see note 6(a))	(21,676)	(14,908)	(16,505)

	801,571	824,700	645,959

15.	Selling expenses

For the years ended December 31, 2012, 2011 and 2010, selling expenses are made up of the following:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Concentrate’s freight	74,816	79,097	69,631
Commissions	2,759	3,035	3,996
Cathode’s freight	1,099	1,480	3,011

	78,674	83,612	76,638

16.	Commitments and contingencies

(a)	Environmental matters -

The Company’s mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (“PAMA”) and of the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

Notes to the financial statements (continued)

On October 14, 2003, Law N°28090 was enacted, which regulates the commitments and procedures that entities involved in mining activities must follow in order to prepare, file and implement a mine site closing plan, as well as the respective environmental guarantees that assure compliance with the plan in accordance with protection, conservation and restoration of the environment. On August 15, 2005, the regulations regarding this law were approved. During 2006, in compliance with the mentioned law, the Company completed the closing plans for its mine site. On October 5, 2009 the MEM issued Resolution N°203-2009 MEM – AAA, approving the mine closure plan of the Company.

On September 2012, the company presented to the Ministry of Energy and Mines an updated mine closure plan. Based on this new closure plan, the Company recalculated its mine closure provision (adjustment of US$ 72,512,000 to the asset and liability of the mine closure provision as of this date). See Note 7.

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

The table below presents the changes in the provision for remediation and mine closure:

US$(000)

Balance as of January 1, 2010	3,667
Accretion expense	180
Other adjustments	(360)

Balance as of December 31, 2010	3,487
Accretion expense	357
Other adjustments	3,217

Balance as of December 31, 2011	7,061
Accretion expense	239
Changes in the estimates	72,512

Balance as of December 31, 2012	79,812

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

Notes to the financial statements (continued)

As of December 31, 2012, the future value of the provision for closure of mining units and environmental liabilities was US$145,881,000, which was discounted using the annual risk-free rate of 4.65%, resulting in an updated liability of US$79,812,000 (as of December 31, 2011, the future value of the provision for closure of mining units and environmental liabilities was US$100,481,000 and was discounted using an annual risk-free rate of 6.19%, which resulted in an updated liability for US$7,061,000). The increase presented in the mine closure plan in 2012 was due to the update of costs related to the future closure of PAD 4B and additional deposits for clearing. Additionally, as a result of the Expansion Project, the useful life of the mine and exploration time has been significantly reduced. The Company considers that this liability is sufficient to meet the current environmental protection laws approved by the MEM.

The Company has issued letters of credit to Ministry of Energy and Mines amounting to US$12,838,000 to secure mine closure plans for its mining unit.

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

On July 26, 2012, through Municipal Agreement 104-2012, the Company formally transferred the water treatment plant (“PTAP II”) to the Municipality of the province of Arequipa as a public infrastructure project.

(c)	Construction of the Waste Water Treatment Plant

During 2011, the Company completed the feasibility study for a major expansion of its concentrator and leaching facilities (see note 1(b)). As a result, the Company determined that the project will require the use of additional water resources apart from those currently used in the concentrator plant. In order to carry out the project, the Company has offered, to the authorities of Arequipa as part of the Expansion Project, to finance the construction of the waste water treatment plant.

Notes to the financial statements (continued)

In September 2011, the Company reached an agreement with the Regional Government and the Service of Potable Water and Serewage of Arequipa S.A. (SEDAPAR), to finance as part of the expansion project, the engineering and construction of the waste water treatment plant of Arequipa, which will be used by the Company to supplement existing water supplies to support the potential concentrator expansion. In December 2012, the Company received approval of the Environmental Impact Study from the Peruvian Ministry of Energy and Mines.

(d)	Construction of Bamputañe Dam -

On December 29, 2004, the Company signed an electric power supply agreement with Empresa de Generación Eléctrica de Arequipa S.A. (“EGASA”) for attending part of its mining operations. Under this agreement, EGASA committed to supply electricity at a fixed commodity price for the period January 1, 2007 to December 31, 2015, and the Company committed to construct the Bamputañe Dam located in the Santa Lucía district, in the province of Lampa, in the department of Puno, Peru. At that date, the construction budget related to the project was estimated to be US$5,000,000. On June 11, 2008, EGASA and the Company signed an addendum to the contract for the construction of the Bamputañe Dam, in which the parties recognized and declared that the Bamputañe Dam construction budget would be significantly higher than amount estimated initially. The updated construction budget was estimated at approximately US$14,000,000.

On December 1, 2009, the Company formally transferred the Bamputañe Dam to EGASA, and the final cost of the dam amounted to US$11,390,000. This agreement allows the Company to obtain electrical energy at a fixed rate during a period of nine years. Accordingly, the Company recognized a future economic benefit and disbursements related to the construction of the Bamputañe Dam as an intangible asset in the statement of financial position, which is being amortized over the nine year term of the contract.

As of December 31, 2012, the Company’s intangible asset, net of its amortization, for the future benefit of the supply of electrical energy at fixed prices is US$4,890,000 (US$6,519,000 as of December 31, 2011. During years 2012 and 2011, the Company recognized an amount of US$1,630,000 for each year related to the amortization in the statements of comprehensive income.

(e)	Voluntary contribution of 3.75% of net income -

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

Notes to the financial statements (continued)

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

Through Supreme Decree 071-2006-ME, this contract expired, and, therefore the Company did not recognize any voluntary contributions expense for the years 2012 and 2011. In Management’s opinion, the Company has met all requirements set in the mentioned Supreme Decree 071-2006-ME and has no further obligations or commitments.

17.	Transactions with related parties

(a)	On June 1, 2005, the Company and Minera Freeport–McMoRan South America S.A.C. signed an agreement where Minera Freeport–McMoRan South America S.A.C. was appointed as the general manager of the Company. Charges for management services, which are recognized in the statements of comprehensive income, amounted to US$18,210,000 for the year 2012 (US$20,003,000 and US$17,850,000 for the years 2011 and 2010, respectively). See note 14.

Notes to the financial statements (continued)

(b)	During the years ended December 31, 2012, 2011 and 2010, the Company recognized the following sales of goods to related parties:

	2012	2011	2010
	US$(000)	US$(000)	US$(000)

Sales of goods to related parties
Freeport-McMoRan Corporation (c)	845,417	1,004,362	1,044,811
Sumitomo Metal Mining Company, Ltd. (d)	693,945	729,446	716,740
Climax Molybdenum Marketing Corporation (e)	91,859	143,098	106,682

Total revenues	1,631,221	1,876,906	1,868,233

(c)	On October 15, 2006, the Company signed a long-term contract with FMC through in which it committed to sell 20% of its annual copper concentrate production from its primary sulphide processing plant. Terms of the contract are reviewed annually. For the year 2012, the sales of concentrate copper to FMC amounted to US$746,721,000 (US$689,813,000 and US$725,863,000 in 2011 and 2010, respectively).

The Company also sells copper cathodes based on availability. According to the terms of the sales of copper cathodes to FMC, agreements are made for each shipment. For the year 2012, sales of copper cathodes to FMC amounted to US$98,696,000 (US$314,549,000 and US$318,948,000 in 2011 and 2010, respectively).

(d)	On June 1, 2005, the Company signed a long-term agreement with Sumitomo Metal Mining Company Ltd., in which it committed to sell 50% of its annual copper concentrate production from its primary sulphide processing plant, through December 31, 2016. Contract terms are revised annually.

(e)	On October 1, 2006, the Company signed a long-term agreement with Climax Molybdenum Marketing Corporation, a wholly owned subsidiary of FMC, in which it committed to sell 100% of its annual molybdenum concentrate production, at a price based on the Metals Week Dealer Oxide price and under a delivery type known as CIF (cost, insurance and freight). Terms of the contract are reviewed annually.

(f)	As a result of sales of goods to related parties, the Company had trade accounts receivable from related parties and also has the following trade payables to related parties as of December 31, 2012 and 2011:

Notes to the financial statements (continued)

	2012	2011
	US$(000)	US$(000)

Accounts receivable from related parties
Freeport - McMoRan Corporation	203,644	91,582
Sumitomo Metal Mining Company, Ltd.	108,507	104,581
Climax Molybdenum Marketing Corporation	6,411	3,168

	318,562	199,331

Accounts payable to related parties
Freeport - McMoRan Corporation	3,844	871
Minera Freeport – McMoRan South America S.A.C.	2,795	1,103
Freeport - McMoRan Sales Company	1,442	1,424
Freeport McMoRan South America Inc. Chilean Agency	-	17

	8,081	3,415

Terms and transaction with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees received or provided for any accounts receivable or payable to related parties. As of December 31, 2012 and 2011, the Company had not recorded any impairment of accounts receivables from related parties.

18.	Earnings per share

Basic earnings per share are computed by dividing net earnings for the period by the weighted average number of shares outstanding during the year. Basic and diluted earnings per share have been determined as follows:

	2012	2011	2010

Net profit for the year	US$772,070,000	US$1,078,399,000	US$1,074,393,000
Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share	US$2.21	US$3.08	US$3.07

Basic and diluted earnings per share are calculated by dividing the net profit of the period by the weighted-average number of outstanding shares for the year.

Notes to the financial statements (continued)

19.	Embedded derivative

As is indicated in note 2.3 (b), the exposure to the risk of changes in the market prices of copper and molybdenum is considered as an embedded derivative and it is related to the commercial contracts. As of December 31, 2012 and 2011, provisional prices of the estimated future prices (in copper and molybdenum pounds) and their final maturity periods were as follow:

			As of December 31, 2012
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)

Copper:
Concentrate	218,571	January – May 2013	Between 3.398 and 3.611	Between 3.589 and 3.602	11,583
Molybdenum	3,125	January – February 2013	Between 10.853 and 13.222	Between 10.963 and 11.800	(14)

					11,569

			As of December 31, 2011
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)

Copper:
Concentrate	234,084	January - April 2012	Between 3.156 and 4.410	Between 3.156 and 3.449	(68,638)
Cathode	4,247	January 2012	Between 3.449 and 3.489	Between 3.445 and 3.447	11
Molybdenum	6,381	January – February 2012	Between 12.159 and 15.501	Between 12.182 and 15.501	(6,630)

					(75,257)

The final pricing estimated by the Company as of December 31, 2012 and 2011 were based on LME information.

Notes to the financial statements (continued)

20.	Financial risk management

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

Management knows the conditions prevailing in the market and based on its knowledge and experience, reviews and manages the risks which are summarized below. Board of Directors reviews and approves the policies to manage each of these risks.

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

Embedded derivative –

As described in note 2.3 (b), the Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally three months from the arrival date) based primarily on quoted LME monthly average prices. The Company receives market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and commercial at the time of shipment, based on the current LME prices, which results in an embedded derivative on the provisionally priced contracts that are adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease in revenues is recorded at each reporting period until the date of final pricing.

The table below summarizes the effect on profit before income tax and workers’ profit sharing caused by changes in the copper and molybdenum price. This analysis is based on the assumption that the copper price has increased or decreased by 10% while all other variables are held constant. The 2012 positive scenario uses prices between US$/pound 3.95 to 3.96 (US$/pound 3.78 to US$/pound 3.80 in the year 2011); whereas the negative scenario uses prices between US$/Lb 3.23 to 3.24 (US$/pound 3.09 to US$/pound 3.11 in the year 2011).

Notes to the financial statements (continued)

Effect on profit before income tax
US$(000)
December 31, 2012
Increase in copper and molybdenum international quotes	61,634
Decrease in copper and molybdenum international quotes	(61,634)

Exchange rate risk –

As described in note 2.3(a), the Company’s financial statements are presented in US dollars, which is the functional and presentation currency of the Company. The Company exchange-rate risk arises mainly from deposits, taxes, compensation and other accounts payable in currencies other than the US dollar, mainly Nuevos Soles. The Company mitigates its exposure to exchange-rate risk by carrying out almost all of its transactions in its functional currency and Management maintains only small amounts in Nuevos Soles to cover its needs in this currency (i.e., taxes and compensation).

During 2012, the Company has recorded net gains net from exchange differences of US$3,149,000 (net gains of US$1,924,000 and US$669,000 during the years 2011 and 2010, respectively), from the translation of balances in Nuevos Soles to the US dollars.

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

Notes to the financial statements (continued)

The following tables show the expected aging of maturity of the Company’s obligations as of December 31, 2012 and 2011:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2012
Trade accounts payable	-	146,354	-	-	146,354
Other accounts payable	-	27,671	1,265	540	29,476

Total	-	174,025	1,265	540	175,830

As of December 31, 2011
Trade accounts payable	-	44,177	11,773	-	55,950
Embedded derivate	-	74,370	887	-	75,257
Other accounts payable	-	18,239	9,851	1,298	29,388

Total	-	136,786	22,511	1,298	160,595

Notes to the financial statements (continued)

(c)	Credit Risk -

The Company’s exposure to credit risk arises from a customer’s inability to pay amounts in full when they are due and the failure of third parties in transactions of cash and cash equivalent transactions, which is limited to balances deposited in banks and financial institutions and for trade accounts receivable at the date of the statement of financial position. To manage this risk, the Company has an established treasury policy, which only allows the deposit of surplus funds in highly rated institutions, by establishing conservative credit policies and through a constant evaluation of market conditions. Consequently, the Company does not expect to incur in losses on accounts involving potential credit risks.

The concentration of credit risk also exists when economic changes occur, in industry or geography that affects third parties in the same way. The Company’s customer portfolio is primarily three customers, which are related companies with solid financial structures.

The credit risk is limited to the book value of financial assets on the statement of financial position date, which consists mainly of cash and cash equivalents, trade accounts receivable from third parties and trade accounts receivable from related parties. The Company does not use derivative instruments to hedge its exposure to credit risk.

(d)	Capital management -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issue of new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2012 and 2011.

21.	Mineral reserves (unaudited)

As of December 31, 2012 and 2011, the Company’s proven and probable mineral reserves were:

	MT (000)		Grade
	2012	2011	2012	2011

Mineral for leaching	202,153	224,541	0.34	0.40
Mineral for milling	3,992,384	3,752,670	0.38	0.39

Notes to the financial statements (continued)

Copper production in thousands of recoverable pounds for the years ended December 31, 2012 and 2011 was as follow:

	2012	2011

Cathodes	118,703	166,017
Concentrates	475,771	481,217

Average LME price per metric ton of copper for the years ended December 31, 2012 and 2011, was as follows:

	2012	2011
	US$/MT	US$/MT

Copper	7,950	8,821

