Form 20-F
period 2013-12-31
BUENAVENTURA MINING CO INC
filed 2014-04-30
CIK 1013131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

LAS BEGONIAS 415 FLOOR 19,
SAN ISIDRO, LIMA 27, PERU
(Address of principal executive offices)

Carlos E. Gálvez, Vice President and Chief Financial Officer
Telephone: (511) 419-2540
Facsimile: (511) 419-2502
Address: LAS BEGONIAS 415 FLOOR 19,
SAN ISIDRO, LIMA 27, PERU

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, nominal (par) value of ten Peruvian Nuevos Soles per share (Common Shares)	New York Stock Exchange Inc.* Lima Stock Exchange

American Depositary Shares (ADSs) representing one Common Share each	New York Stock Exchange Inc.٭

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

Unless otherwise specified, references to a value denominated in “t” or “tons” refers to metric tons; references to a value denominated in “DT” refer to dry metric tons; references to a value denominated “DST” refers to dry short tons; the terms “g” or “gr” refer to metric grams; the terms “oz.” or “ounces” refer to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.1035 grams.

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

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—General” and Note 2.4(f) to the Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65 percent for the years ended December 31, 2011, 2012 and 2013. As of December 31, 2011, our equity interest in Cerro Verde was 19.35 percent and as of December 31, 2012 and 2013 our equity interest was 19.58 percent.

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

The words “anticipate,” “may,” “can,” “plan,” “believe,” “estimate,” “expect,” “project,” “intend,” “likely,” “will,” “should,” “to be” and any similar expressions are intended to identify those assertions as forward-looking statements. In making any forward-looking statements, we believe that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include:

•	our, Yanacocha’s and Cerro Verde’s results of exploration;

•	the results of our joint ventures and our share of the production of, and the income received from, such joint ventures;

•	commodity prices;

•	production rates;

•	geological and metallurgical assumptions;

•	industry risks;

•	timing of receipt of necessary governmental permits or approvals;

•	regulatory changes;

•	political risks;

•	inaccurate estimates of reserves or Mineralized Material Not in Reserve;

•	anti-mining protests or other potential issues with local community relationships;

•	labor relations;

•	environmental risks; and

•	other factors described in more detail under “Item 3. Key Information — D. Risk Factors.”

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

ITEM 3.          Key Information

A.           Selected Financial Data

Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2012 and 2013, and for the years ended December 31, 2011, 2012 and 2013, is derived from the consolidated statement of financial position, consolidated statements of profit or loss and statement of other comprehensive income, respectively, included in the Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2010 and for the year ended December 31, 2010 has been derived from a consolidated statement of financial position and a consolidated statement of profit or loss, respectively, which are not included in this Annual Report. The report of Medina, Zaldívar, Paredes & Asociados Sociedad Civil de Responsabilidad Limitada (a member firm of Ernst & Young Global) on our 2011, 2012 and 2013 Financial Statements appears elsewhere in this Annual Report. Our 2011, 2012 and 2013 Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. For periods up to and including the year ended December 31, 2010, we prepared our financial statements in accordance with Peruvian GAAP. Our consolidated financial statements for the year ended December 31, 2011 were the first that we prepared in accordance with IFRS as issued by the IASB. The operating data presented below are derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2013	2012 (7)	2011 (7)	2010 (7)
	(In thousands of US$)(1)
Statements of profit or loss data:
IFRS(2)
Net sales	1,241,256	1,496,349	1,493,882	1,047,885
Royalty income	44,185	67,178	62,742	55,883
Total operating income	1,285,441	1,563,527	1,556,624	1,103,768

Operating costs:
Cost of sales, excluding depreciation and amortization	(653,536)	(625,181)	(446,163)	(347,129)
Exploration in units in operation	(167,143)	(153,018)	(109,355)	(91,441)
Depreciation and amortization	(165,477)	(123,043)	(96,381)	(74,864)
Royalties	(30,623)	(37,667)	(60,262)	(52,270)
Total operating costs	(1,016,779)	(938,909)	(712,161)	(565,704)
Gross profit	268,662	624,618	844,463	538,064

Operating expenses:
Administrative expenses	(77,476)	(99,295)	(75,170)	(107,237)
Exploring in non-operating areas	(32,805)	(95,491)	(49,593)	(36,105)
Selling expenses	(16,035)	(18,090)	(11,617)	(9,375)
Provision for impairment of long-lived assets	(6,594)	(3,617)	–	13,135
Excess of workers’ profit sharing	(704)	(2,164)	(6,221)	–
Reimbursement of exploration expenses on projects	–	–	–	15,013
Other, net	(2,746)	16,584	2,513	10,653
Total operating expenses	(136,360)	(202,073)	(140,088)	(113,916)
Operating profit	132,302	422,545	704,375	424,148

Other income,net:
Share in the results of associates under equity method	(108,483)	481,826	496,769	428,885
Interest costs	(10,970)	(8,290)	(11,823)	(12,271)
Net gain (loss) from currency exchange difference	(7,012)	1,715	(675)	(750)
Interest Income	6,623	9,486	11,827	8,203
Total other income (expenses), net	(119,842)	484,737	496,098	424,067

Profit before income tax	12,460	907,282	1,200,473	848,215
Income tax	(86,614)	(144,236)	(211,589)	(123,326)
Net profit (loss)	(74,154)	763,046	988,884	724,889
Net profit (loss) attributable to non-controlling interest	27,521	59,420	101,551	64,068

Net profit (loss) attributable to owners of the parent	(101,675)	703,626	887,333	660,821

Basic and diluted profit (loss) per share(3)(4)	(0.40)	2.77	3.49	2.60
Basic and diluted profit (loss) per ADS(3)(4)	(0.40)	2.77	3.49	2.60
Dividends per share	0.31	0.60	0.56	0.46
Average number of shares outstanding	254,186,867	254,202,571	254,442,328	254,442,328
Statement of financial position data:
IFRS(2)
Total assets	4,560,375	4,624,973	3,969,613	3,267,004
Financial obligations	234,397	179,304	106,114	57,152
Capital stock	750,497	750,540	750,540	750,540
Shareholders’ equity	3,832,529	4,000,706	3,456,543	2,832,995

Operating data (unaudited):
Production(5)
Gold (oz.)	462,856	447,472	524,101	481,768
Silver (oz.)	19,193,075	18,884,824	16,724,717	14,840,678
Proven and probable reserves(6)
Gold (oz.)	1,036,000	1,385,000	1,485,000	1,772,000
Silver (oz.)	136,464,000	154,606,000	155,437,000	152,161,000

(1)	Except per share, per ADS, outstanding shares and operating data.
(2)	Effective January 1, 2011, we changed the accounting principles governing our presentation of our consolidated financial statements from Peruvian GAAP to IFRS. Accordingly, our financial information for the year ended December 31, 2010 has been presented in accordance with IFRS.
(3)	Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2012 and 2013, we had 274,889,924 Common Shares, including 21,160,260 treasury shares as of December 31, 2012 and 21,174,734 treasury shares as of December 31, 2013. As of December 31, 2012 and 2013, we had 744,640 of Investment Shares, including 241,733 treasury shares as of December 31, 2012 and 272,963 treasury shares as of December, 2013.
(4)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.
(5)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or El Brocal, in which we owned a 54.07% controlling equity interest, and Minera La Zanja S.R.L., or La Zanja, in which we owned a 53.06% controlling equity interest, in each case as of December 31, 2013. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2010 to 2013, El Brocal produced 2.5 million, 2.9 million, 3.1 million and 2.0 million ounces of silver, respectively, of which our equity share was 1.2 million, 1.6 million, 1.7 million and 1.1 million ounces of silver, and La Zanja produced 44,706, 134,190, 112,387 and 137,395 ounces of gold, respectively, of which our equity share was 23,721, 71,201, 59,633 and 72,902 ounces of gold, and 39,206, 363,927, 387,877 and 391,832 ounces of silver, respectively, of which our equity share was 20,802, 193,100, 205,808 and 207,906 ounces of silver.
(6)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or El Brocal, in which we owned a 54.07% controlling equity interest, and Minera La Zanja S.R.L., or La Zanja, in which we owned a 53.06% controlling equity interest, in each case as of December 31, 2013. The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2010, 2011 and 2012 were reviewed by an independent consultant Algon Investment S.R.L., which is also in the process of reviewing the framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2013. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2010, 2011 and 2012 were reviewed by an independent consultant MINTEC Inc., which is also in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2013.

(7)	IFRIC 20 became effective January 2013. Our results for the year 2012 include adjustments in connection with the application of IFRIC 20 “Stripping cost in the production phase”. See Note 2.3 to the Consolidated Financial Statements.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, or the Yanacocha Financial Statements. The report of Dongo-Soria Gaveglio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report. The selected financial information as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009 and 2010 has been derived from balance sheets and statements of income, respectively, which are not included in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP, which differ in certain respects from IFRS. The operating data presented below, which are based on 100 percent of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects –Yanacocha,” the Yanacocha Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of US$) (1)

Profit or loss and comprehensive income statement data:
U.S. GAAP
Revenues	1,457,646	2,201,815	2,002,602	1,778,260	2,013,228

Costs and Expenses
Costs applicable to sales (2)	707,618	694,146	738,336	655,007	671,007
Amortization	333,006	252,900	231,520	160,424	166,053
Reclamation and remediation	26,205	20,090	19,135	14,632	13,016
Write-down of long-lived assets	7,799	17,577	1,864	312	2,923
Exploration	19,978	39,975	23,913	10,924	11,726
Advanced projects	44,531	81,749	42,359	23,625	11,242
Other expenses, net	80,065	112,995	40,474	58,032	74,132
	1,219,202	1,219,432	1,097,601	922,956	950,147
Other income (expense)
Other income, net	10,776	6,580	30,841	7,313	3,886
Interest expense, net of capitalized interest of nil, and US$4,404, respectively	(632)	(566)	(417)	(3,050)	(4,598)
	10,144	6,014	30,424	4,263	(712)

Income before income and mining tax	248,588	988,397	935,425	859,567	1,062,369
Income and mining tax expense	(107,591)	(361,857)	(293,038)	(269,673)	(335,293)
Net Income	140,997	626,540	642,387	589,894	727,076

Other comprehensive income (loss)	(226)	1,129	(1,511)	1,149	1,239
Comprehensive income	140,771	627,669	640,876	591,043	728,315

Statement of cash flows data:
U.S. GAAP
Net cash provided from operations	305,729	936,662	911,561	621,378	981,308
Net cash used in investment activities	(336,815)	(1,116,602)	(992,499)	(296,748)	(148,917)
Net cash used in financing activities	―	―	(1,959)	(176,377)	(257,282)

Statement of financial position:
Cash and cash equivalents	586,965	618,051	797,991	880,888	732,635
Total assets	4,511,964	4,541,535	3,787,234	2,936,994	2,466,500
Total debt	―	―	―	1,959	178,336
Total partners’ equity	3,711,461	3,570,690	2,943,021	2,302,145	1,711,102

Operating data (unaudited)
Gold produced (oz.)	1,017,259	1,345,992	1,293,123	1,461,620	2,058,180
Gold proven and probable reserves (thousands of oz.)	18,333	18,489	20,295	21,538	22,362

(1)	Except operating data.
(2)	Excludes Amortization and Reclamation and remediation.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2010 and 2011 and for the year ended December 31, 2010 has been derived from consolidated statements of financial position and statements of comprehensive income, respectively, which are not included in this Annual Report. The report of Medina, Zaldívar, Paredes & Asociados on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Notes 27 to the Cerro Verde Financial Statements. Until December 31, 2010, Cerro Verde presented its financial statements in conformity with Peruvian GAAP. The operating data presented below, which are based on 100 percent of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2013	2012(3)	2011(3)	2010(2),(3)
	(In thousands of US$)(1)
Statement of comprehensive income:
IFRS
Net sales	1,811,488	2,127,023	2,520,050	2,368,988
Total revenues	1,811,488	2,127,023	2,520,050	2,368,988
Costs of sales
Total costs of sales	(795,064)	(765,789)	(824,700)	(645,959)
Gross margin	1,016,424	1,361,234	1,695,350	1,723,029
Operating expenses
Selling expenses	(68,448)	(78,674)	(83,612)	(76,638)
Excess of workers’ profit sharing	-	-	(21,923)	(34,427)
Expenses related to water plant	-	(19,606)	(13,670)	(4,300)
Voluntary contribution	-	-	-	(41,081)
Other operating expenses	147	(9,898)	(16,865)	(10,749)
Total operating expenses	(68,301)	(108,178)	(136,070)	(167,195)
Operating income	948,123	1,253,056	1,559,280	1,555,834
Other income (expenses), net
Financial expense	(1,843)	(6,951)	(165)	(101)
Financial income	2,178	1,886	1,078	1,261
Exchange Difference, net	(1,858)	3,149	1,924	669
Total other income (expenses), net	(1,523)	(1,916)	2,837	1,829

Profit before income tax	946,600	1,251,140	1,562,117	1,557,663

Income tax	(333,338)	(454,556)	(483,718)	(483,270)
Net profit	613,262	796,584	1,078,399	1,074,393

Basic and diluted earnings per share	1.752	2.276	3.081	3.069
Dividends per share	–	–	–	2.714

Average number of shares outstanding	350,056,012	350,056,012	350,056,012	350,056,012

Statement of financial position data:
IFRS(2)
Total assets	4,828,201	4,078,553	3,196,597	2,294,078
Total debt	–	–	–	–
Capital stock	990,659	990,659	990,659	990,659
Shareholders’ equity	4,087,484	3,474,222	2,677,638	1,599,239

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	557,239	594,474	647,234	667,363
Proven and probable reserves:
Copper (in thousands of tons)	4,047,372	4,194,537	3,977,211	3,571,531

(1)	Except per share and operating data
(2)	Effective January 1, 2011, Cerro Verde changed the accounting principles governing the presentation of its consolidated financial statements from Peruvian GAAP to IFRS. Accordingly, Cerro Verde’s financial information for the year ended December 31, 2010 has been presented in accordance with IFRS. See Notes 26 and 27 to the Cerro Verde Financial Statements.
(3)	IFRIC 20 became effective January 1, 2013. Our results for the year 2012 include adjustments in connection with the application of IFRIC 20 “Stripping Cost in the Production Phase.” See Note 2.3 to the Cerro Verde Financial Statements.

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Nuevos Soles in U.S. Dollars for the periods indicated, as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or the SBS). The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

Exchange Rates
(Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)
2011	2.834	2.694	2.755	2.697
2012	2.710	2.551	2.640	2.551
2013	2.820	2.541	2.702	2.796

2013	High(5)	Low(5)	Average(6)	Period end(7)
October	2.788	2.756	2.770	2.770
November	2.805	2.778	2.799	2.802
December	2.805	2.764	2.786	2.796

2014
January	2.824	2.799	2.812	2.822
February	2.825	2.801	2.813	2.801
March	2.814	2.798	2.807	2.809

(1)	Expressed in nominal (not inflation adjusted) Nuevos Soles.
(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.
(3)	Average of month-end exchange rates based on the offered rate.
(4)	End of period exchange rates based on the offered rate.
(5)	Highest and lowest of the exchange rates based on the offered rate on the last day of each month.
(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.
(7)	The exchange rate based on the offered rate on the last day of each relevant month.

Source: SBS

On April 25, 2014, the offered rate for Dollars as published by the SBS was S/.2.803– US$1.00.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Factors Relating to the Company

Our financial performance is highly dependent on the performance of our partners under our mining exploration and operating agreements.

Our participation in joint venture mining exploration projects and mining operations with other experienced mining companies is an integral part of our business strategy. Our partners, co-venturers and other shareholders in these projects generally contribute capital to cover the expenses of the joint venture or provide critical technological, management and organizational expertise. The results of these projects can be highly dependent upon the efforts of our joint venture partners and we rely on them to fulfill their obligations under our agreements. For example, our Yanacocha joint venture with Newmont Mining Corporation, a Delaware corporation, or Newmont Mining, is dependent upon Newmont Peru Limited, Peruvian Branch, or Newmont Peru, to provide management and other expertise to the Yanacocha project. If our counterparts do not carry out their obligations to us or to third parties, or any disputes arise with respect to the parties’ respective rights and obligations, the value of our investment in the applicable project could be adversely affected and we could incur significant expense in enforcing our rights or pursuing remedies. There can be no assurance that our current or future partners will fulfill their obligations under our agreements. In addition, we may be unable to exert control over strategic decisions made in respect of such properties. For example, we currently depend on Newmont Peru to conduct operations at Yanacocha and the Conga project, and should Yanacocha be unable to continue with the current development plan at the Conga project, our mining partners in this project may reprioritize and reallocate capital to development alternatives. See “Item 4. Information on the Company – Yanacocha” and “Item 4. Information on the Company – Buenaventura – B. Business Overview – Exploration.”

Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.

Our revenues are derived primarily from the sale of ore concentrates containing gold and silver; the revenues of Yanacocha, in which we have a material equity investment, are derived primarily from the sale of gold and silver; and the revenues of Cerro Verde, in which we have a material equity investment, are derived primarily from copper sales. The prices that we, Yanacocha and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for and worldwide supply of gold, silver, copper and other metals, the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly-owned subsidiaries no longer hedge the price at which our gold and silver will be sold. In addition, neither Yanacocha nor Cerro Verde engages in hedging activities. As a result, the prices at which we, Yanacocha and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 29 to the Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2013, see “Item 4. Information on the Company – Buenaventura – B. Business Overview –Sales of Metal Concentrates.”

On December 31, 2013 and March 31, 2014, the morning fixing price for gold on the London Bullion Market was US$1,221.59 per ounce and US$1,336.56 per ounce, respectively. On December 31, 2013 and March 31, 2014, the afternoon fixing spot price of silver on the London market, or London Spot, was US$19.61 per ounce and US$20.74 per ounce, respectively. On December 31, 2013 and March 31, 2014, the London Metal Exchange Settlement price for copper was US$7,202.95, per metric ton and US$6,667.83, per metric ton, respectively.

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

Mining companies are also required to pay the Peruvian government mining royalties and/or mining taxes. See “Item 4. Information on the Company – Buenaventura – B. Business Overview – Regulatory Framework – Mining Royalties and Taxes.” There can be no assurance that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s results of operations or financial condition. Future regulatory changes, changes in the interpretation of existing regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that future regulatory changes will not adversely affect our business, financial condition or results of operations.

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

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our, Yanacocha’s and Cerro Verde’s operations and require us, Yanacocha and Cerro Verde to make significant capital expenditures in the future. Although we believe that we are substantially in compliance, and Yanacocha and Cerro Verde have advised us that they are substantially in compliance, with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s business or results of operations. See “Item 4. Information on the Company – Buenaventura – B. Business Overview – Regulatory Framework – Environmental Matters” and “—Permits” and “Item 4. Information on the Company – Yanacocha – B. Business Overview – Regulation, Permit and Environmental Matters.”

Our and Yanacocha’s ability to successfully obtain key permits and approvals to explore for, develop and successfully operate mines will likely depend on our and Yanacocha’s ability to do so in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Our and Yanacocha’s ability to obtain permits and approvals and to successfully operate in particular communities or to obtain financing may be adversely impacted by real or perceived detrimental events associated with our and Yanacocha’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect our and Yanacocha’s operations, including our and Yanacocha’s ability to explore or develop properties, commence production or continue operations.

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

Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. See “Item 4. Information on the Company – Buenaventura – D. Property, Plants and Equipment – Our Properties – Reserves,” “– Yanacocha – D. Property, Plants and Equipment – Yanacocha’s Properties – Reserves” and “Item 5. Operating and Financial Review and Prospects – Cerro Verde – A. Operating Results” for the price per ounce used by us, Yanacocha and Cerro Verde, respectively, to calculate our respective proven and probable reserves.

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

The proven and probable ore reserve figures presented in this Annual Report are our, Yanacocha’s and Cerro Verde’s estimates, and there can be no assurance that the estimated levels of recovery of gold, silver, copper and certain other metals will be realized. Such estimates depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be materially inaccurate. Actual mineralization or formations may be different from those predicted. As a result, reserve estimates may require revision based on further exploration, development activity or actual production experience, which could materially and adversely affect such estimates. No assurance can be given that our, Yanacocha’s or Cerro Verde’s mineral resources constitute or will be converted into reserves. Market price fluctuations of gold, silver and other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect our or Yanacocha’s profitability in any particular accounting period. See “Item 4. Information on the Company – Buenaventura – D. Property, Plants and Equipment – Our Properties—Reserves” and “Item 4. Information on the Company – D. Property, Plants and Equipment – Yanacocha – Yanacocha’s Properties – Reserves.”

We and Yanacocha may be unable to replace reserves as they become depleted by production.

As we and Yanacocha produce gold, silver, zinc and other metals, we and Yanacocha deplete our respective ore reserves for such metals. To maintain production levels, we and Yanacocha must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our and Yanacocha’s exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we and Yanacocha may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. Based on the current recovery rate and estimated gold production levels in 2013, Yanacocha’s proven and probable reserves as of December 31, 2013 will be depleted by 2019 unless Yanacocha continues to add to its reserves. As a result, there can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company – Buenaventura – B. Business Overview—Exploration,” “– Yanacocha – B. Business Overview – Exploration,” “– D. Property, Plants and Equipment – Reserves,” “– Yanacocha’s Properties – Reserves” and “Item 5. Operating and Financial Review and Prospects – Cerro Verde – A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2013.

Our operations are subject to risks, many of which are not insurable.

The business of mining, smelting and refining gold, silver, copper and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unavailability of materials and equipment, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes, most of which are beyond our control. Such occurrences could result in damage to, or destruction of, mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We, Yanacocha, and Cerro Verde each maintain insurance against risks that are typical in the mining industry in Peru and in amounts that we, Yanacocha and Cerro Verde believe to be adequate but which may not provide adequate coverage in certain circumstances. No assurance can be given that such insurance will continue to be available at economically feasible premiums or at all. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or to other companies within the industry.

Increases in equipment costs, energy costs and other production costs, disruptions in energy supply and shortages in equipment and skilled labor may adversely affect our results of operations.

In recent years, there has been a significant increase in mining activity worldwide in response to increased demand and significant increases in the prices of natural resources. The opening of new mines and the expansion of existing ones has led to increased demand for, and increased costs and shortages of, equipment, supplies and experienced personnel. These cost increases have significantly increased overall operating and capital budgets of companies like ours, and continuing shortages could affect the timing and feasibility of expansion projects.

Energy represents a significant portion of our production costs. Our principal energy sources are electricity, purchased petroleum products, natural gas and coal. An inability to procure sufficient energy at reasonable prices or disruptions in energy supply could adversely affect our profits, cash flow and growth opportunities. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as sulfuric acid, grinding media, steel, reagents, liners, explosives and diluents. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control and such prices are at times subject to volatile movements. Increases in the cost of these commodities or disruptions in energy supply could make our operations less profitable, even in an environment of relatively high copper, gold or silver prices. Increases in the costs of commodities that we consume or use may also significantly affect the capital costs of new projects.

We may be adversely affected by labor disputes.

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations. We, Coimolache, Yanacocha and Cerro Verde have all experienced strikes or other labor-related work stoppages in the past. In 2013 we experienced strikes in four of our mines. Julcani and Recuperada were affected by a simultaneous strike that lasted 20 days between April and May. Uchucchacua had a total of 15 days of work stoppage during 2013, most of them related to a worker’s union of one of our contractors. Orcopampa was also affected by two strikes, one called by the National Federation of Mining Workers, which lasted one day, and another regarding proper ventilation in our mines, which lasted for 17 days.

As of December 31, 2013, unions represented approximately 43 percent of the employees of our mining companies. Although we consider our relations with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

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

In addition, during 2011, Peru enacted Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). Implementing regulations thereunder were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. This law establishes a prior consultation procedure that the Peruvian government must undertake in concert with any local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. The implementing regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and cap the consultation process at 120 calendar days. Under the law, the Peruvian governmental body responsible for issuing or approving the administrative measure or decree in question, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, to the extent that any future projects operated by us, Yanacocha or Cerro Verde require legislative or administrative measures that impact local indigenous communities, the required prior consultation procedure may result in delays, additional expenses or failure to obtain approval for such new project.

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

As of December 31, 2013, we owned a 43.65 percent partnership interest in Yanacocha and a 19.58 percent equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

Our and Yanacocha’s relationships with the communities in which we operate are critical to ensuring the future success of our existing operations and the construction and development of our projects. Adverse publicity generated by non-governmental organizations or local communities related to extractive industries generally, or our or Yanacocha’s operations specifically, could have an adverse effect on our reputations or financial condition and may impact our relationships with the communities in which we operate. In addition, following the enactment of Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities in 2011, the Peruvian government must undertake a prior consultation procedure in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Implementing regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. The implementing regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and cap the consultation process at 120 calendar days. Our and Yanacocha’s national reputation for maintaining positive relationships with the communities in which we operate may affect the outcome of any such prior consultation process involving approvals that we or Yanacocha seek for new projects. While we and Yanacocha are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this regard will mitigate this potential risk. We and Yanacocha have implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at our operations. See “Item 4. Information on the Company – Yanacocha – B. Business Overview – Social Development.”

The Conga project is located within close proximity of existing operations at Yanacocha. Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian central government-initiated Environmental Impact Study, or EIS, independent review, announced on April 20, 2012, confirmed that Yanacocha’s initial EIS met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced its decision to move the project forward on a “water first” basis on June 22, 2012, which consists of building the originally planned community water reservoirs prior to resuming any mine development. As a result, during 2013 the project was focused on building water reservoirs, completing the remaining engineering activities, and accepting delivery of the main equipment purchases. In 2013, the Chailhuagon reservoir was completed. Yanacocha expects to receive the permits to commence construction of the El Perol reservoir in 2014. There can be no assurance that Yanacocha will be able to continue to develop the Conga project. Should Yanacocha be unable to continue with the current development plan at Conga, we or our mining partners in this project may reprioritize and reallocate capital to development alternatives, which may result in a potential accounting impairment. See “Item 4. Information on the Company – Yanacocha – B. Business Overview – Exploration.”

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

In the second quarter of 2011, Presidential and Congressional elections resulted in a change in government in Peru. During the third quarter of 2011, the new government enacted four new tax laws. During 2012, the new administration, under President Ollanta Humala, largely supported mining as a driver for the continued growth and future development of Peru. However, we are unable to predict whether the central government will continue to take similar positions in the future. Furthermore, the regional government in Cajamarca actively opposed the Conga project in 2012 and continues to reject the viability of its development. Regional presidential elections will take place in October 2014. We cannot predict the future positions of either the central government or regional governments on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of us, Yanacocha or Conga, which could have a material adverse effect on our business, results of operations and financial position. Regulatory changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, and we may experience future protests, community demands and road blockages. Additionally, any inability to continue to develop the Conga project or operate at Yanacocha could have a material adverse impact on our business, results of operations and financial position if Yanacocha is not able to replace its expected production.

Inflation, reduced economic growth and fluctuations in the Nuevo Sol exchange rate may adversely affect our financial condition and results of operations.

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by Instituto Nacional de Estadística e Informática, or INEI, has fallen from a high of 7,649.7 percent in 1990 to 2.86 percent in 2013. The Peruvian currency has been devalued numerous times during the last 20 years. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2013 were US$65.7 billion as compared to US$64.0 billion at December 31, 2012. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See “Item 3. Key Information – A. Selected Financial Data – Exchange Rates.”

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

Although economic conditions are different in each country, the reaction of investors to developments in one country is likely to cause the capital markets in other countries to fluctuate. For example, political and economic events, such as the crises in Venezuela, Ecuador, Bolivia, Brazil and Argentina, have influenced investors’ perceptions of risk with regard to Peru. The negative investor reaction to developments in Latin America, particularly in our neighboring countries, may adversely affect the market for securities issued by countries in the region, cause foreign investors to decrease the flow of capital into Latin America and introduce uncertainty about plans for further integration of regional economies.

Peruvian exchange and investment control policies could affect dividends paid to holders of Common Shares and ADRs.

Peruvian law currently imposes no restrictions on the ability of companies operating in Peru to transfer foreign currency from Peru to other countries, to convert Peruvian currency into foreign currency or foreign currency into Peruvian currency or to remit dividends abroad, or on the ability of foreign investors to liquidate their investment and repatriate their capital. Prior to 1991, Peru had restrictive exchange controls and exchange rates. During the latter part of the 1980s, exchange restrictions prevented payment of dividends to our shareholders in the United States in U.S. Dollars. Accordingly, should such or similar controls be instituted, dividends paid to holders of Common Shares and, consequently, holders of ADRs, could be affected. There can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See “Item 10. Additional Information – D. Exchange Controls.”

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

The aggregate percentage of the economic interest of our outstanding share capital controlled by Elsa Ganoza Benavides (spouse of the late Alberto Benavides de la Quintana, our founder and former Chairman and Chief Executive Officer), and held by certain members of her immediate and extended family and their spouses, or the Benavides Family, as of March 31, 2014 was 27.22 percent (including outstanding Common Shares and Investment Shares). Because of the significant ownership interest the Benavides Family holds in Common Shares, the Benavides Family has the power to elect a significant number of the outstanding directors and has significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among us, The Bank of New York Mellon (formerly The Bank of New York), as depositary, or the Depositary, and the owners and beneficial owners of ADSs, or the Amended and Restated Deposit Agreement, relating to our ADSs, if holders of ADSs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by us, which will likely be a member of the Benavides Family, a discretionary proxy to vote such shares, unless we inform the Depositary that we do not wish such proxy to be given.

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

The sale of a substantial number of our shares by members of the Benavides Family, or a market perception of the intention of members of the Benavides Family to sell a substantial number of shares, could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of our share capital by our shareholders, including the Benavides Family. Furthermore, under the Ley General de Sociedades Peruana, or Peruvian Companies Law, any restriction on the free sale of shares in a sociedad anónima abierta (open stock company) such as we are, is null and void.

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

Overview

We are Peru’s largest publicly traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals in Peru. We currently operate the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite, Shila-Paula, Mallay and Breapampa mines and have controlling interests in three other mining companies which operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company and an engineering services consulting company and non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates the largest gold mine in South America, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2013, our consolidated net sales were US$1,241 million and our consolidated net loss was US$101.7 million.

The tables below summarize the total production and our equity share of production for the Julcani, Recuperada, Orcopampa, Poracota, Uchucchacua, Antapite, Shila-Paula, Mallay, Breapampa, Colquijirca-Marcapunta, La Zanja, Tantahuatay, Yanacocha and Cerro Verde mines for the year ended December 31, 2013:

	TOTAL PRODUCTION						BUENAVENTURA’S EQUITY SHARE OF PRODUCTION
UNIT	Buenaventura’s Equity Ownership	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)

Orcopampa	100%	519,727	224,671	-	-	-	519,727	224,671	-	-	-
Poracota	100%	561	467	-	-	-	561	467	-	-	-
Uchucchacua	100%	11,444,751	-	8,363	8,146		11,444,751	-	8,363	8,146	-
Julcani	100%	2,711,996	1,032	2,314	-	375	2,711,996	1,032	2,314	-	375
Recuperada	100%	462,363	-	3,066	4,841	-	462,363	-	3,066	4,841
Antapite	100%	3,754	509	-	-	-	3,754	509	-	-	-
Shila-Paula	100%	65,859	7,692	-	-	-	65,859	7,692	-	-	-
Mallay	100%	1,279,972	-	6,979	8,973	-	1,279,972	-	6,979	8,973
Breapampa	100%	356,775	81,882	-	-	-	356,775	81,882	-	-	-
Colquijirca & Marcapunta*	54.07%	1,955,483	9,207	9,036	24,219	27,469	1,051,488	4,954	4,858	13,020	14,782
La Zanja	53.06%	391,832	137,396	-	-	-	207,906	72,902	-	-	-
Tantahuatay	40.10%	684,022	142,667	-	-	-	274,259	57,202	-	-	-
Yanacocha	43.65%	363,275	1,017,259	-	-	-	158,570	444,034	-	-	-
Cerro Verde	19.58%	1,875,892	-	-	-	252,760	367,300	-	-	-	49,490
TOTAL PRODUCTION		22,116,262	1,622,782	29,758	46,179	280,604	18,905,281	895,345	25,580	34,980	64,647

________________________

*	Our equity share of production reflects our equity ownership of 53.76% from January to November 2013 and 54.07% in December 2013.

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (open stock company) under the laws of Peru, was originally established in 1953 as a sociedad anónima (company) under the laws of Peru, and currently operates under the laws of Peru. Our registered office is located at Las Begonias 415 – Floor 19, Lima 27, Peru, telephone no. 5-11-419-2500. Our Internet website address is http://www.buenaventura.com. The information on our website is not a part of, and is not incorporated into, this document.

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja, and Breapampa mines. In addition, we made significant equity investments in Yanacocha, which operates South America’s largest gold mine, Cerro Verde, which operates an open-pit copper mine in Peru, and Coimolache, which owns the Tantahuatay gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold. In 2013, gold, silver, copper and other metals accounted for 49 percent, 28 percent, 14 percent and 9 percent, respectively, of our revenues from our consolidated subsidiaries.

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

Maintaining an Active Exploration Program

During 2013, we spent US$32.8 million on “greenfield” and US$167.1 million on “brownfield” exploration-related investments in Peru. Our “greenfield” investments mainly focused on the following exploration projects: Surichata, Colquemayo, Paco Paco, Trapiche and El Brocal. Our “brownfield” investments were mainly focused in the Orcopampa, Uchucchacua, Mallay, Recuperada, Tambomayo and La Zanja. In 2013, we financed our exploration program with internal funds.

In 2014, we intend to invest approximately US$70 to US$80 million in brownfield exploration projects. In 2014, we expect to invest approximately US$35 to US$40 million, mainly in the following greenfield exploration projects: El Brocal, Colquemayo, Pisacalla, Livitaca and Palla Palla, among others.

Participation in Mining Exploration Agreements

In addition to managing and operating precious metals mines, we participate in mining exploration agreements with mining partners to reduce risks, gain exposure to new technologies and diversify revenues to include other base metals, such as copper and zinc. See “ – B. Business Overview – Exploration.” We believe that maintaining our focus on mining operations complements our partnership strategy because the engineering and geological expertise gained from such operations enhances our ability to participate in and contribute to those projects.

Capital Expenditures

Our capital expenditures during the past three years have related principally to the acquisition of new mining properties, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration are not included in the table below and are discussed separately in “– B. Business Overview – Exploration.” Set forth below is information concerning capital expenditures incurred by us in respect of each of our principal operating mines (not including capital expenditures for administrative purposes or other non-mining subsidiaries) and by category of expenditure:

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Julcani	1,967	3,549	8,927
Uchucchacua	10,689	18,379	16,038
Orcopampa(a)	26,859	19,047	11,023
Recuperada	1,100	2,224	2,007
Ishihuinca	3	139	31
Shila-Paula	2,415	3,012	188
Colquijirca and Marcapunta(a)	64,013	86,384	216,477
Antapite	750	1,126	120
Conenhua	4,668	5,760	9,700
Mallay	36,058	18,687	16,643
Breapampa	20,314	37,004	16,233
La Zanja	34,043	75,742	84,858
Huanza	60,102	66,378	37,973
Río Seco	23,574	62,163	32,863
Molle Verde		1,506	24,166
Total	286,555	401,100	477,247

	Year Ended December 31,(1)
	2011	2012	2013
	(US$ in thousands)
Machinery and equipment	5,622	3,462	15,742
Infrastructure	222,743	311,864	352,115
Mining	23,325	2,620	56,378
Milling	5,533	3,751	6,338
Transportation	664	316	1,749
Communications	71	562	704
Environmental	105	1,496	339
Other	28,492	77,029	43,882
Total	286,555	401,100	477,247

______________

(1)	For 2011, 2012 and 2013, includes US$43.8 million US$103.6 million and US$184.6 million, respectively, for the expansion of the El Brocal plant from 6,000 tons per day to 18,000 tons per day. For 2011, 2012 and 2013, includes US$55.6 million, US$57.6 million and US$37.3 million, respectively, for the construction of the Huanza hydroelectrical plant, US$27.6 million US$56.7 million and US$32.9 million, respectively, for the construction of the Rio Seco processing plant, US$20.3 million, US$37.0 million and US$16.2 million, respectively, for the construction of the Breapampa mine and facilities, US$36.1 million, US$18.7 million and US$16.6 million, respectively, for the construction of the Mallay mine and facilities and US$37.6 million in 2012 and US$21.8 million, in 2013, for the construction of Cerro Pampa Verde mine and facilities. Additionally, for 2013, includes US$21.3 million for the construction of the Trapiche mine and facilities.

We mainly financed our capital expenditures in 2012 and 2013 with internally-generated funds. We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities of US$234.4 million (US$115.4 and US$119.0 million respectively). See “Item 5. Operating and Financial Review and Prospects – Buenaventura – B. Liquidity and Capital Resources – Long-Term Debt.”

We have budgeted approximately US$270 to US$290 million for capital expenditures for 2014. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

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

	Year Ended December 31,(1)
	2011	2012	2013
Gold (oz.)	524,331	447,472	462,856
Silver (oz.)	16,731,650	18,884,824	19,193,073
Zinc (t)	33,350	55,300	46,179
Lead (t)	21,583	31,047	29,758
Copper (t)	24,137	24,622	27,844

_______________________

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja, in which our equity ownership stakes are 54.07% and 53.06% respectively, as of December 31, 2013. Data in this table reflect 100% of production El Brocal and La Zanja.

Exploration

We view exploration as our primary means of generating growth value for shareholders and typically maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. We invested approximately US$95.5 million in exploration for Mineralized Material Not in Reserve (“NRM”) during 2013, including exploration related to El Brocal, Paco Paco, Colquemayo, Surichata and Trapiche projects.

In 2014, we expect to invest approximately US$100 to US$120 million in greenfield exploration and brownfield exploration activities. Exploration programs at our principal operating mines are not included in our exploration budget and are accounted for as part of the operating costs for each mine. Exploration expenditures in greenfield and brownfield projects include all of the costs associated with geologists, contractors, engineering, drilling equipment, metallurgical testing and environmental, social, engineering and economic feasibility studies. Our exploration team prepares programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to finance each particular exploration activity considered worthwhile. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high geological expectation as decided by management. We also allocate non-budgeted amounts over the course of the year to new projects based on factual results, our needs and our geologists’ periodic evaluations and opinions regarding the progress of each opportunity and its potential for further exploration of minerals.

An integral part of our exploration program is the participation in mining exploration agreements with affiliates of experienced mining companies, including Newmont Peru S.R.L., Southern Copper Corporation, Gold Fields La Cima and Minera Gold Fields Peru S.A. The benefits of these joint exploration projects include greater investment in the exploration of our mining rights from the funds contributed by the partners, access to the assets of the partners without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers. In these mining exploration agreements, we may be the designated operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal greenfield exploration projects, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during, 2012 and 2013.

Exploration Projects (1)(2)	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2012		Total Exploration Expenditures During 2013
at March 31, 2014					Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura
					(US$in millions)		(US$in millions)
Buenaventura’s Projects:
Surichata	100.00%	None	700	Silver	1.08	1.08	1.66	1.66
Paco Paco	100.00%	None	1,633	Silver and gold	0.00	0.00	1.00	1.00
Colquemayo	100.00%	None	6,300	Copper and Zinc	3.97	3.97	0.62	0.62
Trapiche	100.00%	None	6,600	Copper and Molybdenum	16.15	16.15	2.59	2.59
San Gregorio	54.07%	Elias Fernandini Bohlin	4,382	Silver, zinc and lead	11.29	6.07	0.98	0.53

________________

(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(2)	Only encompasses explorations conducted by Buenaventura.

The following table lists our principal brownfield exploration projects, our effective participation in each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2012 and 2013.

Exploration Projects	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2012		Total Exploration Expenditures During 2013
at March 31, 2014					Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura
					(US$in millions)		(US$in millions)
Buenaventura’s Projects:

Uchucchacua (1)	100.00%	None	804	Silver, lead and zinc	29.31	29.31	25.31	25.31
Mallay(2)	100.00%	None	2,177	Zinc, lead and silver	8.02	8.02	9.32	9.32
Recuperada(3)	100.00%	None	1,764	Zinc, lead and silver	7.48	7.48	6.59	6.59
Orcopampa(4)	100.00%	None	12,285	Silver	49.08	49.08	53.50	53.50
Alejandra – La Zanja (5)	53.06%	Newmont	4,866	Gold and silver	2.52	1.34	1.24	0.66
Tambomayo(6)	100%	None	3,500	Gold, silver, lead and zinc	16.77	16.77	33.13	33.13

______________

(1)	Includes part of brownfield exploration costs of Uchucchacua (Yumpag).
(2)	Includes exploration costs of Mallay (Chancas).
(3)	Includes exploration costs of Recuperada (Patara).
(4)	Includes exploration costs of Orcopampa (Pariguanas, Aseruta, and Pucay).
(5)	Includes exploration costs of La Zanja (Alejandra).

The following is a brief summary of current exploration activities conducted by us directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2013:

Greenfield Exploration Projects

Chucapaca. The Chucapaca project is a gold-copper-silver greenfield exploration project wholly-owned by Canteras del Hallazgo S.A.C., or CDH, which is 51 percent-owned by Minera Gold Fields Peru S.A. and 49 percent-owned by us. The project is located in the Moquegua region in southern Peru. Our preliminary exploration activities at the Chucapaca project have included geophysical magnetic surveys, induced polarization surveys and diamond drilling, which resulted in the discovery of gold mineralization. During 2014, CDH intends to conduct infill diamond drilling in the underground areas. As of December 31, 2013, we estimated NRM for the Chucapaca project to be 9.1 million tons, with an average grade of 5.5 grams per ton of gold.

Trapiche. The Trapiche project is wholly-owned by us and encompasses 6,600 hectares of mining concessions owned by us, with porphyry copper and skarn mineralization in the Apurimac region. The Apurimac region is part of a mineralized belt known as the Abancay Batholith, where several iron, copper and gold deposits have been identified. Our exploration activities at the Trapiche project have included diamond drilling and magnetic and induced polarization surveys. In 2011, we negotiated and obtained a 30-year lease with the Mollebamba community for surface rights to conduct infill and additional diamond drilling and other engineering studies. We created a wholly-owned subsidiary to operate the Trapiche project, El Molle Verde S.A.C., and we leased all mining properties to this subsidiary. In 2013, we invested US$2.59 million to conduct diamond drilling, including exploration, metallurgical and hydrogeological drilling, and a scoping study. As of December 31, 2013, we estimated NRM for the Trapiche project to be 726 million tons, with an average grade of 0.40 percent of copper, 0.01 percent of molybdenum and 3.2 grams per ton of silver into the Trapiche porphyry and Millocucho skarn. In 2014, we plan to invest from US$25 to US$30 million to conduct diamond drilling and to complete a scoping study.

Paco Paco. The Paco Paco project encompasses 1,633 hectares of mining concessions leased in the Arequipa region in southern Peru, 5 kilometers north of the Caylloma silver mine in the Caylloma mining district. The project consists of 17 kilometers of veins within an acid-sulphate system. During 2013, we invested US$1.0 million to conduct diamond drilling. We do not plan to conduct any further work on this project. We terminated the lease for this property in December 2013.

Surichata. The Surichata project is located in the Puno region of southern Peru and consists of 700 hectares of mining concessions. The Surichata project shows evidence of epithermal silver enriched polymetallic veins. In 2013, we invested US$1.7 million to conduct diamond drilling. We found a small resource deposit of lead and zinc. We do not plan to conduct any further work on this project. In 2014, we plan to sell or transfer this project to a third-party operator.

Colquemayo. The Colquemayo project is wholly-owned by us and encompasses 6,300 hectares of mining concessions located in the Moquegua region in southern Peru, 70 kilometers southwest of the Chucapaca project. The project is located in tertiary volcanic rocks covered by younger volcanic events. The high sulfidation alteration system covers an area of 40 square kilometers. During 2013, we invested US$0.6 million in environmental remediation and social agreements. In 2014, we plan to invest up to US$1 million in order to conduct 1,780 meters of diamond drilling.

Pisaccalla. Pisaccalla-Accocruz-Ccelloccasa is a new project that is wholly-owned by us which encompasses 1,900 hectares of mining concessions located in the Ayacucho region in southern Peru, 35 kilometers northwest of our Breapampa gold mine and 5 kilometers northwest of the Apumayo gold mine. The project shows evidence of a potential gold target in veins in a low sulphidation epithermal system. In 2014, we plan to invest US$1.5 to US$2.5 million to conduct 6,600 meters of diamond drilling.

Livitaca. Livitaca is a new project located in the Cusco region in southern Peru, 8 kilometers north of the Constancia copper project owned by Hudbay. The project encompasses 9,096 hectares of mining concessions leased to Cía. de Minas Cerro Hablador S.A.C, our newly formed wholly-owned subsidiary, and Corporación Aceros Arequipa S.A. The project is an iron skarn with surrounding gold and copper mineralization. In 2014, we plan to invest US$1.0 to US$2.0 million to both conduct preliminary field work and obtain social and environmental permits for a drilling campaign in 2015.

Palla Palla. Palla Palla is a new project located in Ayacucho region, 25 kilometers north of our Breapampa gold mine. The project encompasses 6,694 hectares of mining concessions in the process of being leased to our newly-formed wholly-owned subsidiary and Cía. de Minas Caudalosa S.A. The project shows evidence of a potential gold target in a high sulphidation epithermal system. In 2014, we plan to invest US$2.0 to US$3.0 million in order to conduct 5,200 meters of drilling.

Brownfield Exploration Projects

Uchucchacua. The Uchucchacua brownfield exploration project currently encompasses 804 hectares of our mining concessions. We are currently focusing our exploration efforts on the Yumpag project, which is located 4 kilometers northeast of the Uchucchacua mine. The project is an epithermal silver deposit, structurally influenced by the Cachipampa fault. This fault also influences significant areas of silver mineralization at the Uchucchacua mine. During 2013, we invested US$3.0 million and completed 980 meters of exploration tunnels, conducted 1,202 meters of diamond drilling and conducted metallurgical tests. As of December 31, 2013, we estimated NRM of 0.21 tons, with 350.03 grams per ton of silver and 35.1 percent manganese. In 2014, we expect to invest US$1.5 to US$2.5 million in order to both complete 530 additional meters of exploration tunnels and conduct 1,800 meters of diamond drilling.

Mallay. Our exploration efforts in Mallay are focused in the Chanca project, which is located in the province of Oyon, department of Lima, about 15 kilometers northwest of the Mallay mine. During 2013, we invested US$7.0 million and completed 5,437 meters of diamond drilling and 4,329 meters of exploration tunnels, focusing mainly on the Santo Toribio vein. As of December 31, 2013, we had estimated NRM of 0.12 tons, with 424.8 grams per ton of silver. In 2014, we will not conduct any explorations.

Orcopampa. The Orcopampa brownfield exploration projects cover a total of 12,285 hectares of our mining concessions including properties to which we have access as a result of agreements with SCC (in respect of Pucay) and Minera Ares (in respect of Parihuanas). We are currently focusing our exploration efforts on the Parihuanas, Aseruta-Mulañan, and Pucay projects.

The Parihuanas project, a joint venture with Minera Ares, is located 24 kilometers northeast of Chipmo and consists of 5,898 hectares. During 2013, we invested US$4.46 million to construct drifts for exploration and diamond drilling. As of December 31, 2013, we had estimated NRM of 0.24 tons, with 15.94 ounces per ton of silver. In 2014, we expect to invest US$5.49 million to complete 1,350 meters of exploration tunnels and 6,000 meters of diamond drilling.

The Aseruta-Mulañan project is located 8 kilometers southeast of the town of Orcopampa. It consists of a system of epithermal veins with mainly silver content. During 2013, we invested US$1.71 million and completed diamond drilling with positive results which encouraged us to continue the explorations. In 2014, we expect to invest US$1.57 million to complete 6,100 meters of diamond drilling.

The Pucay project is located 3.5 kilometers southwest of the Chipmo mine. In 2014, we plan to invest US$0.77 million to develop an 1,800-meter diamond drilling program and to conduct geological mapping and sampling.

Recuperda. The Recuperada brownfield exploration project currently encompasses 1,764 hectares of mining concessions and is wholly-owned and operated by us. During 2013, we invested US$6.59 million to perform geological surveys, outcrop sampling and diamond drilling. In 2014, we expect to invest US$1.52 million, mainly on diamond drilling in the Patara project.

The Alejandra- La Zanja. The Alejandra – La Zanja exploration project is operated by us and currently encompasses 999 hectares of mining concessions. During 2013, we invested US$1.24 million to perform diamond drilling. As of December 31, 2013, we had an estimated NRM of 0.7 tons, with 15.43 grams per ton of gold and 240.69 grams per ton of silver. In 2014, we expect to invest US$7.8 million to construct drifts for exploration and diamond drilling.

Tambomayo. The Tambomayo project is wholly-owned and operated by us. It is located 20 kilometers east of the Paula mine and encompasses a total of 3,500 hectares. The project is believed to be a low sulfidation epithermal deposit with significant gold and silver mineralization in a vein system. As of December 31, 2013, we had an estimated NRM of 1.6 tons, with 13.58 grams per ton of gold, 285.26 grams per ton of silver, 2.1 percent lead and 3.0 percent zinc. In 2014, we will be focusing on the Blanquita, Mayra and Gaby projects. We plan to invest US$1.39 million to develop a 3,000-meter diamond drilling program in the Blanquita project and geological mapping and sampling at the Mayra and Gaby projects. The project is currently in its development phase.

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

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2012	1,668.98	1,677.96	31.15	31.07
2013	1,411.23	1,392.18	23.79	22.33
2014 (through March 31, 2014)	1,293.06	1,312.45	20.48	20.24

__________________

(1)	Our average annual price includes only the consolidated average annual price from our mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.
(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2014 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past three fiscal years:

	Year ended December 31,(1)
Product	2012	2013
	(US$ in thousands)
Gold	738,477	637,032
Silver	544,947	362,805
Lead	52,834	55,951
Zinc	82,873	71,187
Copper	177,573	182,399

_________________

(1)	Does not include refinery charges and penalties incurred in 2013 and 2012 of US$142.0 million and US$147.9 million, respectively.

Approximately 71 percent and 68 percent of our concentrate and gold bullion sales in 2012 and 2013, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate and gold bullion from our mines that were sold to our various customers from 2012 to 2013.

	Percentage of Concentrates and Gold Bullion Sales
	2012	2013
Export Sales:
Johnson Matthey Limited	47.71%	54.04%

N.V. Umicore SA	1.03	3.02
Werco Trade AG	0.35	2.35
Sumitomo Corporation of America	1.97	1.76
MRI Trading AG	5.58	0.50
MK Metal Trading GMBH	1.39	2.97
Lois Dreyfus Commodities Metal Suisse SA	8.35	0.26

MCC non Ferrous Trading Inc.	2.99	2.68

Others	1.21	0.14
Total Export Sales	70.58%	67.71%

Domestic Sales:
Andina Trade S.A.C.	1.08	0.00
Glencore Peru S.A.C.	17.15	15.07
Consorcio Minero SA	5.79	8.94
Sudamericana Trading SRL	2.44	3.04
Lois Dreyfus Commodities Peru S.R.L.	0.00	4.24
Others	2.96	0.99
Total Domestic Sales	29.42%	32.29
Total Sales	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2014 to 2016:

	Wet tons	Wet tons	Wet tons
Concentrate	2014	2015	2016
Recuperada’s Silver-Lead	6,000	2,600	–
Recuperada’s Zinc	3,000	–	–
Uchucchacua’s Silver-Lead	36,000	18,000	9,000
Uchucchacua’s Zinc	27,000	14,500	7,500
Poracota’s Gold-Silver	900	–	–
Julcani’s Silver-Lead	6,600	–	–
Mallay’s Silver-Lead	18,000	9,000	4,000
Mallay’s Zinc	22,000	11,000	5,000

________________

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Breapampa, Coimoloache and La Zanja and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold. During 2013, the price of the gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Johnson Matthey’s Brampton, Canada works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Johnson Matthey’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

We and our wholly-owned subsidiaries are completely unhedged as to the price at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

El Brocal uses derivative instruments to manage its exposure to changes in the price of metals. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

From April to December 2014, El Brocal has outstanding hedging commitments amounting to 6,700 metric tons of copper at an average fixed price of US$7,209 per ton.

El Brocal’s hedge is classified as a cash hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the interest expense caption.Yanacocha and Cerro Verde have not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

Regulatory Framework

Mining and Processing Concessions

In Peru, as in many other countries, while surface land is owned by private landowners, the government retains ownership of all subsurface land and mineral resources. Our right to explore, extract, process and/or produce silver, gold and other metals is granted by the Peruvian government in the form of mining and processing concessions. The rights and obligations of holders of mining concessions, provisional permits and processing concessions are currently set forth in the General Mining Law (Single Unified Text approved by Supreme Decree 014-92-EM), which is administered by the Ministry of Mines, or MEM.

Pursuant to the General Mining Law, filers of mining claims must obtain a mining concession before they may explore the areas claimed. Applications for mining concessions must be filed with the regional mining directors of each regional government and with Instituto Geológico Minero y Metalúrgico the Geological, Mining and Metallurgical Institute of Peru, or INGEMMET.

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

Our mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business.

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

With respect to employee safety and employer liability, Law No. 28964 has been replaced by Law No. 29783 and related matters are audited by the Ministerio de Trabajo y Promoción del Empleo. Law No. 29783 establishes rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations.

Environmental Matters

In 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the MINAM has issued regulations mandating environmental standards for the mining industry and reviews and approves environmental studies for mining operations. OEFA has the authority to inspect mining operations and fine companies that fail to comply with prescribed environmental standards.

The MEM has issued regulations that establish maximum permissible levels of (i) emissions of liquid effluents and (ii) elements and compounds present in gaseous emissions resulting from the mining activities. Generally, holders of mining rights and processing plants that were in operation prior to May 1993 are required to comply with maximum permissible levels within 10 years. In the interim, mining operators are required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent maximum permissible levels. In 2009, all Peruvian mining companies were required to submit updated environmental management plans to the MEM that complied with water quality standards and new maximum permissible levels for liquid effluents. The deadline was August 31, 2012. Buenaventura and its associated companies submitted their plans. We expect that we will be required to implement these plans and be in compliance with the new maximum permissible levels for liquid effluents and water quality standards by 2014 and 2015, respectively.

In addition, each mining company that initiated operations prior to May 1993 was required to file a Preliminary Environmental Evaluation, or EVAP, for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up PAMA aimed at implementing measures in order to solve problems identified in the EVAP. Companies must correct the pollution problems relating to their mining activities within five years, while smelters must take corrective measures within ten years. These companies must allocate no less than 1 percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs.

On March 26, 2013 Supreme Decree No. 002-2014-MINAM became effective. It approves the Environmental Quality Standards (Estándares de Calidad Ambiental (ECA)) for Soils, or Standards, which are applicable to any project or activity that may generate an environmental risk. Projects existing at that time had twelve months to adapt to the Standards. Suplementary provisions for the application of the Standards have been approved through Supreme Decree No. 002-2014-MINAM effective since March 25, 2014.

Since May 1993, new mining and processing activities have been required to file and obtain approval for an EISd before being authorized to commence operations. New mining and plant processing activities are required to comply with the maximum permissible levels for liquid effluents from the initiation of their operations.

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

In 2012, Peru enacted Supreme Decree N° 020-2012, which requires the approval of the Mining Department of the Ministry of Energy and Mines prior to the starting and re-starting of exploration, development, preparation and exploitation activities.

We and our subsidiaries are subject to ongoing administrative and judicial proceedings relating to environmental matters for which we have reserved contingencies of up to US$3.8 million. See Note 13 of the Financial Statements.

In 2012, Peru enacted Supreme Decree N° 020-2012-EM, which added Chapter XVII to the Mining Proceedings Regulations approved by Supreme Decree N° 018-92-EM. The new provisions require all activities to start and re-start exploration, development, preparation and exploitation to obtain the approval of the Mining Department of the Ministry of Energy and Mines or of the relevant Regional Government. With regard to water regulation, all Peruvian mining companies were required to submit their updated environmental management plans to comply with water quality standards and the new maximum permissible levels for liquid effluents by August 31, 2012. Buenaventura and its associated companies submitted our plans. We expect that we will be required to implement these plans and be in compliance with the new maximum permissible levels for liquid effluents and water quality standards by 2014 and 2015, respectively.

Regulations governing mining explorations. In May 2008, the Peruvian government enacted DS 020-2008-EM, which governs mining exploration activities and related matters. Under DS 020-2008-EM, exploration activities are divided into 2 categories, Category I and Category II. Category I exploration activities are those involving no more than 20 drilling platforms or affecting the environment in an area of no more than 10 hectares, while Category II exploration activities are those involving more than 20 drilling platforms and affecting the environment in an area of more than 10 hectares. For Category I exploration activities, an Environmental Impact Declaration (Declaración de Impacto Ambiental), or EID, is required. For Category II exploration activities, a Semi-detailed Environmental Impact Study (Estudio de Impacto Ambiental), or EISsd which is required which incorporates technical, environmental and social matters. Exploration activities must start within twelve months following the date that an EID or EISsd is approved. Both the EID and the EISsd shall be approved before starting the exploration works. The commitments assumed by mining companies in their EID, EISsd are mandatory; if they are not fulfilled, OEFA has the authority to fine these companies. The regulation also provides that during exploration programs the holder of mining concessions will perform specified closure and post closure activities. In addition, fines can be imposed if exploration programs start before the EID and the EISsd are approved, and the approval of environmental studies for exploration activities performed within protected natural areas requires the approval of the applicable water authority. Exploration in Prehispanic Archeological Sites (referred to in DS N° 004-2000-ED) is forbidden, unless expressly authorized by the National Institute of Culture.

Also in May 2008, MEM enacted DS 028-2008, which establishes the right of every person to participate in the process of making decisions related to the sustainable development of mining activities on government territory. The EID and EISsd require local communities to have an opportunity to actively participate in this process.

The following EIDs and EISsd were approved in 2013:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Paco Paco	EID	N° 044.2013.MEM-AAM	Sept. 2013
Surichata	1st and 2nd Modification EID	Amendment Note	May – Sept. 2013
Allhuire	EIDs and	N° 028.2013.MEM-AAM	May – Oct 2013
	1st Modification EID	N°397-2013-MEM/AAM
Punco	1st Modification EID	Amendment Note	Feb. 2013
Quello Quello	1st and 2nd Modification EID	Amendment Note	May – Oct 2013
Amendment Note
Ocoruro	3rd Modification EID	Amendment Note	Apr. 2013
Valeria	EID and	N° 016.2013.MEM-AAM	Mar. – Nov. 2013
	1st Modification EID	N° 450-2013-MEM/AAM
Patara	EID	N° 040.2013.MEM-AAM	Aug. 2013
Tambomayo	1st Modification EISsd	N°210-2013-MEM/AAM	June 2013
La Zanja SRL
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Totora	EID	048.2013.MEM-AAM	Oct. 2013
La Zanja	EISsd	N°517-2013-MEM/AAM	Dec. 2013
Mollé Verde S.A.C.
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Trapiche	4th Modification EISsd	N°404-2013-MEM/AAM	Oct. 2013

Investment Promotion Regulations. Supreme Decree 054-2013-PCM was passed in order to promote investment projects. It allows companies to submit a technical report to modify ancillary components, capacity expansions, or introduce technological improvements. MINEM will then issue a compliance waiver within no more than 15 working days from the date of submission.

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

We have presented Closure Plans to the MEM for all of our mines and advanced explorations. To date, the MEM has approved our Closure Plans for Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite, Caravelí, Shila, Paula, Esperanza, Pozo Rico, Mallay, Trapiche, Breapampa, Angélica Rublo Chico, Anamaray-Jancapata, La Zanja, Tantahuatay and Tambomayo.

The follow Mine Closure Plan Updates were approved in 2013:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Antapite	Closure Plans	N° 097-2013-MEM/AAM	08.04.13
Mallay	Closure Plans	N° 432-2013-MEM/AAM	18.11.13
Julcani	Closure Plans	N° 081-2013-MEM/AAM	21.03.13
Poracota	Closure Plans	N° 409-2013-MEM/AAM	30.10.13

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for the holders of mining concessions. Under this provision, holders of mining concessions that have performed mining activities, including mining exploration, exploitation and processing activities or related activities, without having an Environmental Certification will be required to prepare and perform an Environmental Remediation Plan to cure the environmental impact in the areas in which such activities have been conducted. Environmental Plans may only be filed once mining activities have ceased. The Environmental Remediation Plan will contain a detailed description of all the mining items and activities performed without the correspondent Environmental Certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, a bond in favor of MEM for the cost of the execution of the measures contained in the Environmental Remediation Plan. Once the Environmental Remediation Plan is performed, the holders of mining concessions are required to inform the auditing entity so it can verify that the actions were carried out as approved. The auditing entity is required to send the respective report to the relevant authority so that the bond may be returned.

Law No. 28271, Law that Regulates the Environmental Liabilities of Mining Activities (Ley que Regula los Pasivos Ambientales de la Actividad Minera), came into force on July 7, 2004 and serves to regulate the identification of liabilities and financial responsibility for remediation in mining activities, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. Pursuant to Law No. 28271, as amended by Law No. 28526 and Legislative Decree No. 1042, the technical branch of the MEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan and enter into environmental remediation agreements with the MEM to perform any studies and work necessary to control and mitigate the risk and effects of any contamination. Regulations under Law No. 28271, Regulations of Environmental Liabilities of Mining Activities (Reglamento de Pasivos Ambientales de la Actividad Minera), were approved by Supreme Decree No. 059-2005-EM.

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

In connection with the approval of environmental studies, the Peruvian government has issued several decrees intended to simplify the issuance of permits, including Supreme Decree No. 054-2013-PCM (effective since June 2, 2013), Supreme Decree No. 060-2013-PCM (effective since May 26, 2013) and Ministerial Resolution No. 092-2014-MEM/DM (effective since May 27, 2014). We believe these provisions should facilitate the approval of environmental studies for our new exploration projects and simplify the issuance of certificates of non-existence of archeological remains (CIRA) required for mining projects.

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

Safety

The safety and health of our employees is our highest priority. During 2013, our Corporate Safety and Health Management System, or SHMS, was recertified by Bureau Veritas. The core components of our SHMS are risk assessment, training, hazard identification and task observations.

During 2013, we experienced 148 reportable injuries, 142 lost-time injuries and 6 fatal injuries, as compared to 117 total reportable injuries, 115 lost-time injuries and 2 fatal injuries for the year ended December 31, 2012. Under Peruvian legislation, reportable injuries include: accidental injuries resulting in lost-time, fatal accidents, accidents that require medical treatment or result in a loss of consciousness, an inability to perform all job duties on any workday after the injury or the temporary assignment or transfer to another job. Injuries involving first-aid only are not reportable as they are considered minor accidents.

We have implemented several measures in order to prevent fatal accidents, including the appointment of a Safety Director who reports to the Chairman of the Board, a one-day shutdown in every mine site, reinforced participation of all management, full housekeeping at every site, renewed training programs, extensive reporting of substandard conditions, the launch of the “Look-think-plan-do” campaign, management safety tours, making vice presidents responsible for the investigation of fatal accidents in their areas and safety presentations regarding leadership and commitment.

C.	Organizational Structure

As of March 31, 2014, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other affiliated companies as described in the following organizational chart.

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, which is wholly-owned by us, is a mining and facilities holding company with both direct and indirect ownership participation in Yanacocha. As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine. In addition, Condesa holds an equity interest in Chaupiloma, and, as a result, receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma equal to such ownership interest. Condesa also holds a 7.70 percent interest in us.

S.M.R.L. Chaupiloma Dos de Cajamarca

S.M.R.L. Chaupiloma Dos de Cajamarca, or Chaupiloma, is a Peruvian limited liability company that holds all of the mining rights for the areas mined by Yanacocha. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. We own, directly and indirectly, through our interest in Condesa, a 60 percent interest in Chaupiloma. Newmont Peru owns the remaining 40 percent equity interest.

Consorcio Energético Huancavelica S.A. / Empresa de Generación Huanza S.A.

Consorcio Energético Huancavelica S.A., or Conenhua, is an electrical transmission company that provides a significant portion of our electrical needs through its transmission facilities. We own 100 percent of Conenhua and manage its operations. Conenhua obtained the concession for power transmission in the Huancavelica area in 1983 and subsequently obtained concessions in the Cajamarca and Arequipa regions, enabling us to transmit electric power to certain of our mining units and affiliates, as well as to other mining companies and municipalities in the area, through our own facilities.

In order to secure a reliable energy supply from a clean and renewable source for our direct operations and projects at competitive prices, Conenhua, through its subsidiary Empresa de Generación Huanza S.A., or Huanza, was commissioned to construct a 90.6 megawatt, or MW, capacity hydroelectric power plant in the valley of Santa Eulalia. This hydroelectrical plant started partial operations during the first quarter of 2014.

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

Minera Julcani S.A. de C.V.

Minera Julcani S.A. de C.V., or Minera Julcani, is a wholly-owned subsidiary created for the purpose of conducting mining activities in Mexico. Currently we are conducting exploration activities pursuant to an agreement with Surutato Mining, S.A. de C.V., or Surutato. Under this agreement, Surutato granted us the exclusive right to conduct exploration within its property situated in Sinaloa, Mexico.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

Sociedad Minera El Brocal S.A.A., or El Brocal, owns the Colquijirca and Marcapunta Norte mines and the San Gregorio exploration project. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. Currently we own 54.07 percent of El Brocal through both direct and indirect ownership interests.

Minera La Zanja S.R.L.

Minera La Zanja S.R.L. is located 35 kilometers northwest of the city of Cajamarca. La Zanja, which is currently 53.06 percent owned by us, began operations in September 2010 as an open-pit mine producing gold and silver.

Compañía Minera Coimolache S.A.

Compañía Minera Coimolache S.A., or Coimolache, is a mining company that owns the Tantahuatay mine which is located in the province and district of Hualgayoc in the Cajamarca region, 35 kilometers northwest of the Yanacocha mine. We hold a 40.10 percent interest and operate this mine, which commenced operations in mid-2011.

Canteras del Hallazgo S.A.C.

Canteras del Hallazgo S.A.C. holds mining rights to the Chucapaca project. We and Gold Fields hold a 49 percent interest and a 51 percent interest, respectively, in this company. See “Item 4–B. Business Overview–Greenfield Exploration Projects” for further information of this project.

Ferrovías Central Andino S.A.

We hold 10 percent of Ferrovías Central Andino S.A., or Ferrovías, a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000. Ferrovías provides transportation for concentrates from El Brocal’s mining operations.

Apu Coropuna S.A.

Apu Coropuna S.A., is currently 70 percent owned by us and 30 percent owned by Southern Peru Copper Corporation. Apu Coropuna S.A. was created for the purpose of conducting exploration within properties situated in Castilla, Arequipa.

Compañía de Minas Cerro Hablador S.A.C.

Compañía de Minas Cerro Hablador S.A.C., is a wholly-owned subsidiary created for the purpose of conducting exploration pursuant to our agreement with Aceros Arequipa S.A. Under this agreement, Aceros Arequipa granted us the exclusive right to conduct exploration within its properties situated in Livitaca, Cusco.

Procesadora Industrial Rio Seco S.A.

Procesadora Industrial Rio Seco S.A. is a wholly-owned subsidiary that owns and operates a monohydrate manganese sulphate crystallization plant situated in Huaral, Lima. This processing plant will allow mining from areas with high silver and manganese content within the Uchucchacua mine, which will improve silver recovery.

El Molle Verde S.A.C.

El Molle Verde S.A.C. is a wholly-owned subsidiary that develops the Trapiche project, located in the Apurimac region. See “Item 4– B. Business Overview–Greenfield Exploration Projects” for further information of this project.

YANACOCHA

A. History and Development of the Company

Founded in Peru in 1992, Yanacocha is the largest gold producer in South America. Yanacocha produced 1,017,259 ounces of gold in 2013. Yanacocha’s operations are located in the Andes Mountains in Northern Peru in the area of Cajamarca, located approximately 600 kilometers north of Lima and north of the city of Cajamarca at an altitude of 4,000 meters above sea level. The Yanacocha property consists of the following open-pit mines: Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado and Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto.

Yanacocha continues to develop the Conga project, which is located approximately 24 kilometers northeast of the Yanacocha operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. The project consists of two gold-copper porphyry deposits that are estimated to more than double Yanacocha’s proven and probable reserves.  However, since mid-2012, the development of Conga has been based on a “water first” approach, which consists of building the originally planned community water reservoirs prior to resuming any mine development. During 2013, the first of these reservoirs in San Nicolás and associated roads was constructed. Other activities during 2013 related to finalizing the engineering works and accepting delivery of the main equipment purchases. Work to ensure the economic viability as well as the social acceptance of the project continues in parallel with the site reservoir construction activities.

As of December 31, 2013, Yanacocha’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 5.7 million ounces of gold, representing a 3 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2012, which were estimated to be 5.9 million ounces of gold. As of December 31, 2013, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, unchanged from the estimated 2012 gold and copper reserves. As of December 31, 2013, Yanacocha’s total proven and probable reserves (including the Conga project) were estimated to be 18.3 million ounces of gold, representing a 1 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2012, which were estimated to be 18.5 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.3 billion pounds as of December 31, 2013.

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

In 2013, Yanacocha produced 1,017,259 ounces of gold, compared to 1,345,992 ounces in 2012. The decrease in gold production in 2013 as compared to 2012 was mainly attributable to lower leach grade placed on leach pads compared to the prior year as well as lower mill grades and recovery.

Silver production was 553,092 ounces in 2012 and 363,274 ounces in 2013. The decrease in silver production in 2013 as compared to 2012 was mainly attributable to lower high-grade silver ounces from the Yanacocha pit being placed on leach pads during 2013.

Yanacocha is owned 51.35 percent by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa and 5 percent by IFC. Yanacocha is managed by Newmont Peru. See “ – Management of Yanacocha – General Manager/Management Agreement.” Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2013 have related principally to the construction of the Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado and Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto mining operations, the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter, the construction of four carbon column plants at Cerro Yanacocha and La Quinua, the acquisition of both new and used mining equipment, the construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of the Yanacocha Gold Mill, and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha and La Quinua mining operations. Yanacocha’s capital expenditures from its formation through December 31, 2013 totaled approximately US$5,733 million, including capital expenditures of US$ 1,094 million in 2011, US$1,148 million in 2012 and US$340 million in 2013.

In 2013, Yanacocha’s principal capital expenditures included US$164 million for engineering, construction and equipment at the Conga project, US$82 million for mine development at El Tapado Oeste, the Western Oxides and the Eastern Oxides deposits, US$21.2 million for equipment components, US$20.7 million for bio-leach studies and plant construction, US$11.8 million to upgrade the Yanacocha Gold Mill, US$9.6 million for water treatment plant studies and construction, US$5.9 million for the construction of the raw water pond at Yanacocha Norte, US$6.2 million for gold mill tailings improvements, US$6.2 million for the standardization of information technology systems, US$3.5 million for Chaquicocha pit development and US$8.9 million for other minor projects.

Yanacocha anticipates that its capital expenditures for 2014 will be approximately US$226.0 million, of which it plans to use approximately US$38.6 million in connection with the construction of the Conga project.  The remaining capital expenditure budget has been allocated for investment in current operations and development of future operations.

Yanacocha expects that it will meet its working capital, capital expenditure and exploration requirements for the next several years from internally-generated funds, cash on hand and financing from banks and financial institutions, if required. There can be no assurance that sufficient funding will be available to Yanacocha from internal or external sources to finance future working capital, capital expenditures and exploration and construction requirements, or that external funding will be available for such purposes on terms or at prices favorable to Yanacocha. A further decline in the price of gold would be reasonably likely to affect the availability of such sources of liquidity. See “Item 5. Operating and Financial Review and Prospects—Yanacocha—B. Liquidity and Capital Resources—Exploration Costs; Capital Expenditures.”

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

Set forth below are certain unaudited operating data for the years shown for each of Yanacocha’s mining operations that were then in operation:

	2011	2012	2013
Mining Operations:
Ore mined (DST):
Cerro Yanacocha	1,434,279	1,244,162	1,477,391
Carachugo	31,494,122	26,270,839	13,590,412
Maqui Maqui	542,447	1,590,491	2,467,205
La Quinua	27,161,711	9,988,448	21,098,589
San José	3,556,183	692,086	0
Cerro Negro	24,231	2,872,609	4,733,308
Total ore mined (DST)	64,212,973	42,658,634	43,366,905
Average gold grade of ore mined (oz./DST):
Cerro Yanacocha	0.011	0.052	0.016
Carachugo	0.034	0.032	0.035
Maqui Maqui	0.010	0.016	0.020
San José	0.019	0.017	0
La Quinua	0.030	0.052	0.031
Cerro Negro	0.004	0.012	0.015
Total average gold grade of ore mined (oz./DST)	0.031	0.035	0.029

Gold production (oz.):
Cerro Yanacocha	659,996	141,038	16,393
Carachugo	274,723	690,503	437,095
Maqui Maqui	9,906	5,810	5,856
San José	45,271	8,117	0
La Quinua	303,227	488,320	530,437
Cerro Negro	—	12,204	27,478
Total gold (oz.)	1,293,123	1,345,992	1,017,259

Exploration

Yanacocha’s mining activities encompass 271,647 hectares covered by 394 mining concessions. Of these 271,647 hectares, SMRL Chaupiloma Dos de Cajamarca holds the mining rights related to 105,634 hectares, covered by 144 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years, which are renewable at Yanacocha’s request for an additional 20-year term.

Yanacocha has four processing concessions from the MEM for its processing plants: Cerro Yanacocha (Yanacocha Gold Mill, Cerro Negro, La Quinua and Yanacocha), Yanacocha (Carachugo and Pampa Larga) and China Linda. The processing concessions have indefinite terms, subject to the payment of an annual fee based on nominal capacity for the processing plant. These four processing concessions include the Conga project.

Exploration expenditures amounted to approximately US$40.0 million and US$20.0 million in 2012 and 2013, respectively.  These expenditures have been used to identify deep sulfide mineralization beneath the oxide deposits at Tapado Oeste North, Yanacocha Sur, La Quinua Sur and Cerro Negro, to reevaluate and advance the Chaquicocha Sulfides and Yanacocha Verde projects and to complete additional drilling designed to increase ore grade and resources and continue exploration in the Yanacocha district and surrounding areas. In 2014, exploration efforts will focus on continuing exploration in the Yanacocha district and conducting an exploration program in the Yanacocha concession block outside of the operation district.

Yanacocha’s exploration expenditures include all of the costs associated with exploration activities such as drilling, geological and metallurgical testing. In addition, exploration costs cover engineering and project development costs on advanced stage projects. Yanacocha prepares a budget for each year and allocates an amount for exploration activities based on specific projects or regions.

Yanacocha intends to continue to develop other oxide and sulfide projects and the Conga gold-copper deposit project over the next years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings. The Conga project currently consists of two gold-copper porphyry deposits that are estimated to more than double Yanacocha’s proven and probable reserves. The Conga project is located approximately 24 kilometers northeast of Yanacocha’s operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated into reserves beginning in 2004 and 2005, reported 12.6 million ounces of gold reserves and 3.3 billion pounds of copper reserves as of December 31, 2013.

Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian central government-initiated EIA independent review were announced on April 20, 2012 and confirmed that our initial EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced its decision to move the project forward on a “water first” approach on June 22, 2012. As a result, investment on the project will be reduced in 2014 from approximately US$119 million to US$79 million, and focus on building water reservoirs, completing the last engineering activities and accepting delivery of the main equipment purchases. Construction of Conga and the implementation of the independent EIA review recommendations will continue provided it can be done in a safe manner with risk-adjusted returns that justify future investment. Should Yanacocha be unable to continue with the current development plan at Conga, mining activities may be reprioritized and capital reallocated to development alternatives which may result in potential accounting impairments.

For 2014, Yanacocha estimates expenditures of US$10 million for exploration, The expenditure estimate is exclusive of significant development engineering charges. This budgeted amount will be expended mainly on sulfide development at Yanacocha and an extensive exploration program in district and regional properties that Yanacocha controls.

As of December 31, 2013, the Yanacocha district’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 5.7 million ounces of gold, a 3 percent decrease from the Yanacocha district’s proven and probable reserves as of December 31, 2012, which were estimated to be 5.9 million ounces of gold.  The decrease in reserves of gold was mainly due to mine depletion, and to a lesser extent, metal price decreases, reserve revisions and leach and stockpile inventory changes. As of December 31, 2013, proven and probable gold reserves were calculated using a gold price assumption of $1,300 per ounce.

As of December 31, 2013, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, unchanged from the 2012 gold and copper reserves.

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

Employees

As of December 31, 2013, Yanacocha had 2,294 employees. Compensation received by Yanacocha’s employees includes base salary and other non-cash benefits such as a health program and term life insurance. In addition, pursuant to the profit sharing plan mandated by Peruvian labor legislation, employees at Yanacocha are entitled to receive 8 percent of Yanacocha’s annual pre-tax profits, or the Employee Profit Sharing Amount, with 50 percent of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50 percent of such profits to be distributed among the employees based on the aggregate annual salary of each employee.

Yanacocha has entered into arrangements with independent contractors that are responsible for the security services and staffing for several operational and administrative areas. As of December 31, 2013, independent contractors employed 4,989 persons who worked at Yanacocha’s operations. In 2004, Yanacocha entered into its first collective bargaining agreement with a union representing certain of its employees, which was created on December 9, 2003. The Department of Industrial Relations meets regularly with union leaders to address labor problems in the organization and to promote the creation of a productive and harmonious labor environment. The parties address their issues through open and transparent dialogue. In 2012, a new union was established, and in 2013 new collective bargaining agreements were signed with both unions for a period of three years (2013-2016).

Social Development

Since its creation, Yanacocha has been focused on its relationship with the community and actively participating in its development.

Despite significant social investment, in recent years Yanacocha has experienced several conflicts that in some cases have affected the normal course of its operations. As a result of these conflicts, Yanacocha has increased its efforts to listen to and address the concerns and expectations of the local population. To this end, in 2013 Yanacocha initiated a new community outreach plan known as the “legitimacy approach,” which emphasizes the following: respect for Cajamarca, transparency and credibility, responsibility for water and environmental care and being a partner for development. Yanacocha believes this new engagement approach has been recognized by the community as a sign of positive change in Yanacocha.

During 2013, Yanacocha invested a total of US$17.1 million on social matters, of which US$8.0 million (including Conga Project and the Association Los Andes of Cajamarca - ALAC) were invested mainly in promoting farming activities, education and infrastructure related to water supply. Additionally, Yanacocha invested US$9.1 million in the mitigation of mining’s social impact in areas of influence, implementing agricultural projects, modern irrigation systems, social development projects and the fulfillment of pending commitments with the surrounding communities.

In addition, in 2013 Yanacocha made US$6.1 million in contributions for social investment through the Cajamarca Mining Solidarity Fund. Also, Yanacocha has invested US$1 million on maintenance of the Kuntur Wasi road.

The cumulative social investment made by Yanacocha since 1993 amounts to US$420 million.

During 2014 Yanacocha will be focused on further improving its relationship with local communities and maximizing the value and recognition of its social investment in order to ensure the viability and legitimacy of its activities.

Security

Yanacocha has 34 security employees on its payroll, including 6 employees responsible for the security of the region as a whole.  In addition, Yanacocha has a contracted security force of over 201 persons assigned to rotating shifts at its mine, its Lima offices, the city of Cajamarca, checkpoints along the road to the coast of Peru and residential areas in Cajamarca. The Conga project has a total of 80 security personnel responsible for patrolling and providing security to the project, as well as a contracted security force of over 106 persons assigned to rotating shifts at the project.

As of March 31, 2014, none of Yanacocha’s employees, the properties on which it conducts mining operations or its Lima headquarters had been the target of a terrorist incident.

Mining and Processing Concessions

Yanacocha’s mining activities encompass 271,647 hectares covered by 394 mining concessions. Of the 271,647 hectares, another entity, SMRL Chaupiloma Dos de Cajamarca, holds the mining rights related to 105,634 hectares, covered by 144 mining concessions. Minera Yanacocha S.R.L. holds the mining rights related to 166,013 hectares covered by 250 mining concessions. Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of  20 years, which are renewable at Yanacocha’s request for an additional 20-year term. Yanacocha owns four processing concesions, including a processing concession for the Conga project.

Yanacocha believes that the mining concessions assigned to it are in full force and effect under applicable Peruvian laws and that it is in compliance with all material terms and requirements applicable to these mining concessions. To the best of its knowledge, Yanacocha is not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that Yanacocha and Chaupiloma may, from time to time, remake, cancel, terminate or allow to lapse mining concessions assigned to Yanacocha that are not material to the conduct of Yanacocha’s business.

Yanacocha has been actively pursuing the acquisition of the land surface rights or obtaining easements relating to land positions containing prospective geological exploration target sites, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to 24,702 hectares of the surface land covering its Carachugo, Chaquicocha, Maqui Maqui, Haussing, Laboratorio, Línea de Alta Tensión, Presas, Museo, Sorpresa Mishacocha, San José, Cerro Yanacocha, Las Lagunas, the Conga project, China Linda, Amaro, Chasu, Solitario, La Carpa, Canjes and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit and Calera China Linda.

In addition, as of December 31, 2013, Yanacocha had acquired 24,702 hectares, including 5,802 hectares of surface rights with respect to the Conga deposit, 3,589 hectares for Carachugo/San José/Chaquicocha, 2,154 hectares for Yanacocha and 1,652 hectares for Quilish. See “Yanacocha – A. History and Development of the Company.”

Regulation, Permit and Environmental Matters

Yanacocha is subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru, including mining laws, labor laws, social security laws, public health, consumer protection laws, environmental laws, securities laws and antitrust laws. See “– Buenaventura – B. Business Overview – Regulatory Framework – Mining and Processing Concessions” and “– Buenaventura – B. Business Overview – Regulatory Framework – Environmental Matters” for a general description of Peruvian regulations of mining companies and environmental obligations. See “—Mining and Processing Concessions” above for a discussion of Peruvian regulations relating to the mining and processing concessions utilized by Yanacocha in its mining operations.

Yanacocha is required to submit technical documentation with respect to its mining and operations plans for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture (DIGAM), the National and the Local Water Authorities (ANA and ALA/AAA, respectively), and the Ministry of Health (DIGESA). Yanacocha is required to file and obtain approval of an EIS with a Benefit Concession and Mining Permit for each of its mining operations before being authorized to operate. The EIS for the Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant have been reviewed and approved. Pursuant to current Peruvian regulations, Yanacocha also submits supplemental EISs each time a project’s production rate or disturbed area used is expanded. In 2006, Yanacocha filed an EIS modification to expand its operations at Yanacocha with the Supplemental Environmental Impact Assessment East (SYE) and in the vicinity of La Quinua with the Supplemental Environmental Impact Assessment West (SYO). Since 2006, two additional modifications have been submitted and approved for the original supplemental SYE EIS and one additional modification has been submitted and approved for the original supplemental SYO EIS. Currently two additional modifications are in process for both the SYE and SYO, with approval expected in second and third quarter of 2014, respectively. After an EIS and the Benefit Concession and Mining Permits are approved and construction activities are initiated, a governmental-accredited environmental auditing agency (OEFA in the Spanish acronym) is required to audit those operations. All of the mining operations and the China Linda lime plant have been and continue to be audited as required with no significant environmental issues identified.

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

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety. For the year ended December 31, 2013, Yanacocha experienced 56 injuries compared to 119 during the year ended December 31, 2012.

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

In addition, in the event of the occurrence of a change of control (as defined) with respect to a significant partner, or the parent of a significant partner, in Yanacocha, the other significant partner will have the right to acquire the first partner’s participation interest in Yanacocha. No change of control will occur with respect to a significant partner so long as the parent of such partner is publicly traded or if such partner’s parent is acquired, the acquiring company is publicly traded.

Legal Proceedings

For a discussion of legal proceedings, see Note 20 to the Yanacocha Financial Statements.

Other than the legal proceedings described in the Yanacocha Financial Statements, Yanacocha is also involved in certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material to Yanacocha or its operations.

Management of Yanacocha

Executive Committee

Pursuant to the Yanacocha By-Laws, Yanacocha’s Executive Committee consists of six members, all of whom are appointed by the partners of Yanacocha. Gary J. Goldberg, President and Chief Executive Officer of Newmont Mining Corporation, has been appointed Chairman of Yanacocha’s Executive Committee, and Roque Benavides, our President and Chief Executive Officer, serves as the Vice Chairman of Yanacocha’s Executive Committee. The Vice Chairman has the power to preside over the meetings of Yanacocha’s Executive Committee in the Chairman’s absence. The members of the Executive Committee are elected for a three-year term but may continue in their positions until the next election takes place and the newly elected members accept their positions. Alternate members are elected in the same manner as members and can act in place of and with all the authority of members when a member is unavailable, except that an alternate member may not preside over the meetings of Yanacocha’s Executive Committee. The Chairman has the right to cast the deciding vote in the event of a deadlock among Yanacocha’s Executive Committee.

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2013, Yanacocha accrued fees of US$52.9 million owed to Newmont Peru and its affiliates under the Management Contract.

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

D.Property, Plants and Equipment

Our Properties

Introduction

We currently have five wholly-owned operating mines (Julcani, Uchucchacua, Orcopampa, Mallay and Breapampa) along with four wholly-owned former operating mines at which we are currently conducting exploration activities (Poracota, Recuperada, Antapite and Shila-Paula). We have controlling interests in two mining companies which operate the Colquijirca, Marcapunta and La Zanja mines. We also own an electric power transmission company, an energy generation company, a chemical processing company, an engineering services consulting company and an insurance brokerage company. We also have non-controlling interests in Yanacocha, Cerro Verde and Tantahuatay mines. See “—Buenaventura—C. Organizational Structure” and “Intermediate Holding Companies, Subsidiaries and Equity Participations.” Set forth below is a map of our principal mining operations.

Directly Operated Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by us. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires a payment from us equal to 10 percent of production value, subject to certain conditions. Operations started in the Orcopampa mine in 1965. In 2013, we made lease payments of US$23.8 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

The Orcopampa mine is located in the province of Castilla, department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima, at an altitude of between 3,800 and 4,500 meters above sea level.

The Orcopampa mine consists of an epithermal gold telluride deposit, hosted into lava flows and domes of Sarpane complex (calc-alkaline to high potassium), of early Miocene to Holocene, which forms part of the tertiary metallogenic belt of Southern Peru (Au-Ag).

Mining at Orcopampa is conducted underground using the mechanized cut-and-fill method. Mine ore is processed by the Carbon in Leach method in a plant located in Orcopampa, which was also conditioned for the treatment of old tailings. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and rivers.

In 2013, we focused geological exploration in the 3,540 level on the veins Nazareno, Esperanza, Prosperidad, Lucia, Concepción and on the Melissa ore body, which lies below the 3,540 level on veins Nazareno Este, Esperanza and Lucía.

As of December 31, 2013, proven and probable ore reserves were 634,206 tons, with 43.20 grams per ton of silver and 16.39 grams per ton of gold. We have estimated NRM of 232,687 tons, with 96.34 grams per ton silver and 15.98 grams per ton gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2012		2013
Mining Operations:
Ore mined (t)		461,437		443,537
Average gold grade (gr/t)		15.12		15.04
Average silver grade (gr/t)		17.09		25.66
Production:
Gold (oz.) (2)		260,378		224,671
Silver (oz.) (2)		425,620		519,728
Recovery rate (gold) (%)		95.7		96.8
Recovery rate (silver) (%)		51.1		52.6
Cost applicable to sales per oz. of gold(3)	US$	604	US$	802
Cost applicable to sales per oz. of silver(3)	US$	11.27	US$	12.86

_________________

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates gold and silver production from final tail treatment. During 2013, 15,897 ounces of gold and 327,419 ounces of silver were recovered.
(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, respectively, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Poracota

Poracota is an underground mine that is wholly-owned and operated by us. Poracota is located in the province of Condesuyos, department of Arequipa, at an altitude of between 4,500 and 5,000 meters above sea level. Operations at our Poracota mine commenced in February 2007.

Gold mineralization at Poracota has been classified as an epithermal high sulfidation system, which is formed by two main areas, Huamanihuayta and Perseverancia. The more important veins are María Fé, Silvana, Rocio and Malena, which are hosted by the tertiary rocks of the Huamanihuayta volcano.

During 2013, we conducted underground exploration tunnels and diamond drilling, mainly focused on the structures Amparo, Olenka, Patricia, María Eugenia and Manto Aguila. In 2014, we will continue our exploration efforts in those structures.

As of December 31, 2013, we calculated Poracota’s proven and probable ore reserves of 107,600 tons, with 10.66 grams per ton of gold and 0.75 grams per ton of silver. The NRM for sulfides and oxides was 36,240 tons, with 11.45 grams per ton of gold and 3,713,954 tons, with 1.10 grams per ton of gold and 4.71 grams per ton of silver, respectively.

Set forth below are certain unaudited operating data for the periods shown for Poracota, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,
	2012	2013
Mining Operations:
Ore mined (t)	122,366	2,557
Average gold grade (gr/t)	6.28	8.05
Average silver grade (gr/t)	6.16	9.10
Production:
Gold (oz.)	19,238	467
Silver (oz.)	16,181	561
Recovery rate (gold) (%)	77.8	70.6
Recovery rate (silver) (%)	66.8	74.9

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

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 2,700 tons per day, and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate. Electric power is obtained from the Peruvian national electricity grid, a hydroelectric plant and a diesel generator. We utilize a power line connecting Uchucchacua to the Peruvian national electricity grid and have electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes.

In the fourth quarter of 2013 we completed construction of a manganese sulfate plant (Rio Seco), located 102 kilometers north of Lima, which will treat concentrates from the Uchucchacua mine and will improve silver recovery in addition to producing manganese sulfate monohydrate, which is mainly used in agriculture. We expect to begin operating Rio Seco in the second quarter of 2014, after pre-commissioning and commissioning tests.

In 2013, we explored three mines: Socorro, Carmen and Huantajalla. In 2014, we plan to create exploration tunnels and conduct diamond drilling in the same areas.

At December 31, 2013, proven and probable ore reserves were 3,836,557 tons, with 526.04 grams per ton of silver, 1.04 percent lead and 1.40 percent zinc. Total NRM was 2,798,410 tons, with 516.46 grams per ton of silver, 1.44 percent lead and 1.78 percent zinc.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2012		2013
Mining Operations:
Ore mined (t)		1,049,302		1,001,102
Average silver grade (gr/t)		445.85		441.40
Average zinc grade (%)		1.51		1.24
Average lead grade (%)		1.02		0.92
Production:
Silver (oz.)		11,263,326		11,444,751
Zinc (t)		9,820		8,146
Lead (t)		8,742		8,363
Recovery rate (silver) (%)		74.88		80.62
Cost applicable to sales per oz. of silver(2)		13.58		13.01
Cost applicable to sales per ton of zinc(2)	US$	837	US$	1,100
Cost applicable to sales per ton of lead(2)	US$	912	US$	1,230

________________

(1)	Incorporates losses for mining dilution and recovery.
(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of zinc or ton of lead consists of cost applicable to sales for silver, zinc or lead sold, respectively, divided by the volume of silver, zinc or lead produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Julcani

Julcani is an underground mine that is wholly-owned and operated by us. We acquired Julcani in 1953 as our first operating mine. Julcani is located in the province of Angaraes, department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude of between 4,200 and 5,000 meters above sea level.

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver, that occurs mainly in tetrahedrite and sulfosalts in a multitude of mineralogically complex veins hosted by dacite domes, surge deposits and other tertiary volcanic rocks.

Ore is processed by bulk flotation in order to obtain a concentrate of silver-lead-copper-gold. The plant increased its rated capacity from 360 tons per day to 450 tons per day.

Electric power is generated by three hydroelectric plants, Huapa, Tucsipampa and El Ingenio. We are also connected to the Peruvian national electricity grid. Water for operations in Julcani is obtained from mine drainage, a stream and a small lagoon.

During 2013, we focused our exploration activities on the main mineralized structures of the Acchilla, Estela and Tentadora mines. In 2014, we plan to continue explorations in the main veins of Acchilla and Estela.

At December 31, 2013, total proven and probable ore reserves were 373,058 tons, with 629.92 grams per ton of silver, 0.55 grams per ton of gold, 2.27 percent lead and 0.44 percent copper. Total estimated NRM was 341,626 tons, with 632.23 grams per ton of silver, 0.69 grams per ton of gold, 2.12 percent lead and 0.44 percent copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2012(2)(3)		2013
Mining Operations:
Ore mined (t)		128,657		148,683
Average gold grade (gr/t)		0.57		0.58
Average silver grade (gr/t)		634.38		604.11
Average lead grade(%)		1.94		1.72
Average copper grade (%)		0.32		0.27
Production:
Gold (oz.)		1,220		1,032
Silver (oz.)		2,438,084		2,711,996
Lead (t)		2,294		2,314
Copper (t)		384		375
Recovery rate (silver) (%)		92.91		93.90
Cost applicable to sales per oz. of gold(4)	US$	648	US$	644
Cost applicable to sales per oz. of silver(4)	US$	12.10	US$	10.32
Cost applicable to sales per ton of lead(4)	US$	813	US$	976
Cost applicable to sales per ton of copper(4)	US$	3,018	US$	3,281

______________

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Acchilla and Estela mine production.
(3)	Reflects total recovery percentage of Acchilla and Estela ore.
(4)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, respectively, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Recuperada

The Recuperada mine is wholly-owned and operated by us. Recuperada is located in the province of Huancavelica, department of Huancavelica, approximately 540 kilometers southeast of Lima at an altitude of between 4,300 and 4,800 meters above sea level. Access is by a unpaved public road, which connects to the Pan-American Highway. Electricity is supplied by access to the Peruvian national electricity grid. The Recuperada mine is currently not operating due to a lack of reserves that can be economically extracted at current market prices. We are currently conducting exploration activities at the Recuperada mining properties to search for new ore reserves.

The Recuperada mining district mainly contains polymetallic mineralization in veins of zinc, lead and silver (including the Teresita, Esperanza and Angelica deposits), as well as some silver-rich veins (including the María Luz, Nancy Luz and Rico Antimonio deposits).

Recuperada is an underground mine that uses the conventional cut and fill mining method. Mine ore is processed at a concentrator plant on site with a processing capacity rate of 540 tons per day. In 2013, a 20-cubic meter cell tank was installed in the zinc circuit to increase the residence time and achieve better recoveries. Also, the facilities for reagent preparation and dosing were modified.

During 2013, we focused on searching for mineral reserves in the Esperanza and Nancy Luz areas and completing exploration of the Teresita mine. In 2014, we will continue exploration, focusing primarily on mines with silver mineralization.

At December 31, 2013, total proven and probable ore reserves were 63,594 tons, with 307.9 grams per ton of silver, 3.55 percent lead and 6.49 percent zinc. Total estimated NRM was 72,988 tons, with 342.86 grams per ton of silver, 3.33 percent lead and 6.09 percent zinc.

Set forth below are certain unaudited operating data for the periods shown for Recuperada, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2012(2)		2013
Mining Operations:
Ore mined (t)		106,685		87,635
Average silver grade (gr/t)		143.78		171.65
Average lead grade (%)		3.20		3.76
Average zinc grade (%)		4.88		6.29
Production:
Silver (oz.)		467,475		462,363
Lead (t)		3,189		3,036
Zinc (t)		4,443		4,841
Recovery rate (silver) (%)		94.79		95.60
Cost applicable to sales per oz. of silver(4)	US$	32.16	US$	25.01
Cost applicable to sales per ton of lead(4)	US$	3,057	US$	2,365
Cost applicable to sales per ton of zinc(4)	US$	3,724	US$	2,115

______________________

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Teresita and Esperanza mine production.

(3) Reflects total recovery percentage of Teresita and Esperanza ore.

(4)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of lead or ton of zinc consists of cost applicable to sales for silver, lead or zinc sold, respectively, divided by the volume of silver, lead or zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Antapite

Antapite is an underground mine that is wholly-owned and operated by us. Antapite is located in the province of Huaytará, department of Huancavelica, approximately 434 kilometers southeast of the city of Lima at an altitude of approximately 3,400 meters above sea level. The Antapite mine consists of an epithermal low sulfidation gold deposit in veins hosted by calc-alkaline volcanic rocks. The mine is currently not operating due to a lack of reserves that can be economically extracted at current market prices. We are currently conducting exploration activities at the Antapite mining properties to search for new ore reserves.

Mining is conducted utilizing the cut-and-fill ascending method. Ore is processed at a cyanidation plant located at Antapite. During 2013, significant changes were made in the plant’s systems of desorption, electrolytic precipitation and coal reactivation, which is used to treat gold laden carbon from Breapampa.

The Antapite mine obtains substantially all of its electric power through the Peruvian national electricity grid. Water for operations at Antapite is obtained from an underground drainage system. In 2013, we conducted exploration activities that will continue in 2014.

As of December 31, 2013, total proven and probable ore reserves were 37,547 tons, with 10.42 grams per ton of gold. Total estimated NRM was 6,790 tons, with 9.43 grams per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Antapite, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2012	2013
Mining Operations:
Ore mined (t)	78,120	―
Average gold grade (gr/t)	4.87	―
Average silver grade (gr/t)	7.51	―
Production:
Gold (oz.)	11,720	509
Silver (oz.)	13,254	3,754
Recovery rate (gold) (%)	95.6	―
Recovery rate (silver) (%)	70.2	―

________________

(1)	During 2013, there was no ore production at the mine.
(2)	Data reflect the recovery ounces of gold and silver from slags processing.

Shila-Paula

Shila and Paula are underground mines that are wholly-owned and operated by us.

The Shila mine is located in the province of Castilla, department of Arequipa, approximately 1,350 kilometers southeast of Lima and 25 kilometers south of the Orcopampa mining operation, at an altitude of between 4,650 and 5,400 meters above sea level. Access is by a 250-kilometer unpaved road. The mine is currently not operating due to a lack of reserves that can be economically extracted at current market prices. We are currently conducting exploration activities at the Shila mining properties to search for new ore reserves.

The Paula mine is located in the province of Castilla, department of Arequipa, approximately 1,400 kilometers southeast of the city of Lima and 40 kilometers south of the Orcopampa mining operation, at an altitude of between 5,000 and 5,400 meters above sea level. The mine is currently not operating due to a lack of reserves that can be economically extracted at current market prices. We are currently conducting exploration activities at the Paula mining properties to search for new ore reserves.

Gold mineralization deposits in Paula have been classified as epithermal low sulfidation of the Quartz-Adularia-Sericite type. The veins are hosted in tertiary volcanic rocks associated with the Chinchón and Huayta calderas.

Electric power for Shila-Paula is currently provided by the Peruvian national electricity grid. The water for operations at Paula is obtained from runoff from snow peaks.

As of December 31, 2013, our proven and probable ore reserves were 12,313 tons, with 10.90 grams per ton of gold and 21.57 grams per ton of silver. Total NRM were 5,350 tons, with 11.35 grams per ton of gold and 29.11 grams per ton of silver. All ore reserves and NRM are in the Paula mine.

Set forth below are certain unaudited operating data for Shila-Paula, calculated on the basis of 100 percent of both mines’ combined production.

	Year Ended December 31, (1)
	2012	2013
Mining Operations:
Ore mined (t)	48,889	21,357
Average gold grade (gr/t)	12.30	10.07
Average silver grade (gr/t)	38.38	23.44
Production:
Gold (oz.) (2)	19,359	7,692
Silver (oz.) (2)	95,485	65,859
Recovery rate (gold) (%)	95.98	40.79
Recovery rate (silver) (%)	79.96	66.03

_____________________

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates gold and silver from the Tambomayo project metallurgical tests.

La Zanja

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca in northern Peru. La Zanja is located 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. We hold a 53.06 percent interest in La Zanja and Newmont holds a 46.94 percent interest.

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulfidation environments, in addition to some vein systems of intermediate to low sulfidation. We have recognized two ore deposits: San Pedro Sur and Cerro Pampa Verde.

Mining operations are conducted through the open-pit method and carbon-in-column circuits are utilized to recover gold from heap leach operations. The gold laden carbon is then transported to Yanacocha to continue processing into doré bars.

In 2013, we completed the construction of the road to Pampa Verde, which allowed us to begin open pit mining in March 2014. We have installed a new Merrill Crowe plant to retrieve values contained in the silver-rich solution, which will commence operations upon the receipt of pending permits.

During 2013, we performed diamond drillings in areas around San Pedro Sur, Pampa Verde and Alejandra.

Total proven and probable ore reserves at December 31, 2013 were 14,248,314 tons, with 0.73 grams per ton of gold and 6.26 grams per ton of silver. Total NRM of La Zanja was 18,809,166 tons, with 0.72 grams per ton of gold and 6.02 grams per ton of silver. Total NRM of Alejandra was 700,000 tons, with 15.43 grams per ton of gold and 240.69 grams per ton of silver.

Set forth below are certain unaudited operating data for La Zanja, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2012		2013
Mining Operations:
Ore mined (t)		9,281,699		9,038,561
Average gold grade (gr/t)		0.59		0.73
Average silver grade (gr/t)		8.35		12.69
Production:
Gold (oz.)		112,387		137,396
Silver (oz.)		387,877		391,832
Cost applicable to sales per oz. of silver(2)	US$	713	US$	643
Cost applicable to sales per oz. of gold(2)	US$	13.32	US$	10.31

___________________

(1)	Data reflect mining operations at the San Pedro deposit only (North, middle and South).
(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, respectively, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Breapampa

The Breapampa mine is wholly-owned and operated by us. It is located in the district of Chumpi, province Parinacochas, department of Ayacucho. The ore deposit consists of gold and silver mineralization in an epithermal system high-sulfidation, emplaced into breccias of tertiary volcanic rocks. We located higher concentrations of gold-silver in oxides in the following geological prospects: Cerro Parccaorcco, Senccata, Pucagallo, Andrea, Ccaccapaqui, Sancos and Grace. In July 2012, we began the production phase at Cerro Parccaorcco, where gold is contained within silica-oxides.

In 2013, we performed diamond drillings to update model ore distribution and define the gold ore within the colluvial deposit close to the Parccaorcco open pit, where we have recognized disseminated gold that is part of current reserves.

We have installed a new crushing plant, with capacity of 8,000 tons per day, to standardize the sizes of the particles that go to the pad, which will allow for greater leaching and higher gold recovery.

Proven and probable ore reserves as of December 31, 2013 were 2,279,033 tons, with 1.30 grams per ton of gold and 25.61 grams per ton of silver. Total NRM in oxides were 1,535,677 tons, with 0.65 grams per ton of gold and 3.64 grams per ton of silver.

Set forth below are certain unaudited operating data for the Breapampa mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2012	2013(2)
Mining Operations:
Ore mined (t)	203,164		2,101,031
Average gold grade (gr/t)	1.34		1.19
Average silver grade (gr/t)	27.86		34.64
Production:
Silver (oz.)	8,817		81,882
Gold (oz.)	17,212		356,775
Cost applicable to sales per oz. of silver(3)	-	US$	9.63
Cost applicable to sales per oz. of gold(3)	-	US$	601

__________________

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at Parccaorcco and its Colluvial deposit.
(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, respectively, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Mallay

The Mallay mine is wholly-owned and operated by us and is located 21 kilometers southwest of the Uchucchacua mine in the district of Mallay, province of Oyón, department of Lima. Mallay is considered an epithermal deposit of silver, lead, zinc and gold. We have recognized the following principal ore structures: Isguiz, Pierina, María and Fortuna Body.

During 2013, we performed exploration tunnels and diamond drilling, focused on the Isguiz body-vein, the María-Dana system veins and the Jumasha limestone zone. In 2014, we plan to create exploration tunnels and conduct diamond drilling on the same mineralized structures.

As of December 31, 2013, the proven and probable ore reserves were 123,377 tons, with 392.90 grams per ton of silver, 6.64 percent lead and 8.47 percent zinc. NRM were 81,085 tons, with 446.06 grams per ton of silver, 5.04 percent lead and 6.33 percent zinc.

Set forth below are certain unaudited operating data for the Mallay mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31, (1)(2)
	2012		2013
Mining Operations:
Ore mined (t)		103,570		161,567
Average silver grade (gr/t)		228.06		268.69
Average lead grade (%)		5.18		5.09
Average zinc grade (%)		7.24		6.68
Production:
Silver (oz.)		682,708		1,279,972
Lead (t)		4,493		6,979
Zinc (t)		6,088		8,973
Recovery rate (silver) (%)		89.90		91.74
Cost applicable to sales per oz. of silver(3)	US$	27.98	US$	14.53
Cost applicable to sales per ton of lead(3)	US$	1,374	US$	1,880
Cost applicable to sales per ton of zinc(3)	US$	1,229	US$	1,724

___________________

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at Mallay mine
(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of lead or ton of zinc consists of cost applicable to sales for silver, lead or zinc sold, respectively, divided by the volume of silver, lead or zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tantahuatay

Tantahuatay is a gold-copper mine located in the district and province of Hualgayoc, department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. The Tantahuatay mine is wholly-owned by Coimolache, in which we hold a 40.10 percent equity interest, and operated by us.

Geologically, the Tantahuatay deposits are located at diatremes, or volcanic necks, in a sequence volcano-magmatic hydrothermal predominant, linked to the regional mineralized sector north of Peru. We have identified several geologic targets with gold mineralization and have conducted detailed studies of the deposits Tantahuatay 2, Ciénaga Norte and Mirador Norte. Currently we are completing the exploration phase at Mirador Sur and Azufre with positive results. In 2014, we have planned to start to define Tantahuatay 3 and Tantahuatay 4.

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

During 2013, we performed diamond drillings, to update the open pit modeling of Tantahuatay-2 and to explore the ore deposits of Mirador Sur and Azufre.

Total proven and probable ore reserves at December 31, 2013 were 51,956,018 tons, with 0.44 grams per ton of gold and 10.80 grams per ton of silver. Total NRM in oxides were 53,736,740 tons, with 0.038 grams per ton of gold and 360 grams per ton of silver. Total NRM in sulfides were 149,727,390 tons, with 0.27 grams per ton of gold, 446 grams per ton of silver and 0.72 percent copper.

Set forth below are certain unaudited operating data for the Tantahuatay mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2012	2013
Mining Operations:
Ore mined (t)	9,871,776	6,949,742
Average gold grade (gr/t)	0.58	0.75
Average silver grade (gr/t)	16.41	14.49
Production:
Gold (oz.)	141,268	142,667
Silver (oz.)	919,343	684,022

_______________

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at the Tantahuatay 2 deposit only.

Colquijirca and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly-owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 54.07 percent at December 31, 2013.

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

Mining at Colquijirca is conducted through the open-pit method from which zinc and lead concentrates are produced. El Brocal’s zinc concentrate typically contains 50 percent zinc, while its lead concentrate typically contains 51 percent lead. The concentrates are sold to local smelters and traders depending on market conditions. Mining at Marcapunta Norte is conducted through the room and pillars method, from which copper concentrates are produced. El Brocal’s copper concentrates typically contains 25 percent copper, 4 percent silver and 8 percent arsenic. The concentrates are sold to local traders.

The Huaraucaca concentrator plant processes ore from both mines. In 2013, average treated ore at the plant reached up to 9,270 tons per day. The Colquijirca mine primarily relies on a power line connected to the Peruvian national electricity grid.

El Brocal has conducted an exploration program at the Marcapunta deposit to confirm mineralization and find possible extensions, as well as to increase reserves at the Colquijirca and Marcapunta Norte mines. This program continued throughout 2013. El Brocal obtained approval for its EIS relating to a diamond drilling program at the Marcapunta deposit.

In 2013, we invested US$184.0 million to expand the project and have invested a total of US$462.0 million since 2008. We also continued exploration in prospective areas such as San Gregorio, Marcapunta Oeste and other areas, at a cost of US$5.2 million. Construction and implementation of the crushing, milling and flotation processes under our expansion program, as well as construction of the Huachuacaca tailings facility, are expected to be finished during the first quarter of 2014.

In 2014, we plan to conduct an initial exploration program in Huancavelica at the Yanamina Millocucho zone to continue prospecting activities that we commenced in 2013. The expansion project, which will enable us to increase treatment capacity to up to 18,000 tons of ore per day, should be completed during the first quarter of 2014.

Total proven and probable reserves of Colquijirca as of December 31, 2013 were 45,926,000 tons, with 28.62 grams of silver per ton, 2.53 percent of zinc and 0.86 percent of lead. Total proven and probable reserves of Marcapunta Norte as of December 31, 2013 were 23,052,000 tons with 18.66 grams of silver per ton, 0.40 grams of gold per ton and 2.26 percent copper. Total NRM as of December 31, 2013 for Colquijirca was 27,747,192 tons, with 14.00 ounces per ton of silver, 1.60 percent zinc and 0.46 percent lead. Total NRM for Marcapunta Norte was 34,226,815 tons, with 20.53 grams per ton of silver, 0.43 grams per ton of gold and 1.58 percent copper.

Set forth below are certain unaudited operating data for the Colquijirca mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2012		2013
Mining Operations:
Ore mined (t)		1,689,846		1,268,781
Average silver grade (oz./t)		1.32		1.41
Average zinc grade (%)		2.93		2.96
Average lead grade (%)		1.10		1.22
Production:
Silver (oz.)		1,409,877		1,186,022
Zinc (t)		30,180		24,219
Lead (t)		9,665		9,036
Recovery rate (silver) (%)		63.2		66.0
Recovery rate (zinc) (%)		67.11		64.19
Recovery rate (lead) (%)		57.25		58.23
Cost applicable to sales per ton of zinc (2)	US$	903	US$	887

_______________

(1)	Incorporates losses for mining dilution and recovery.

(2)	Represents cost applicable to sales per ton of zinc for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of zinc consists of cost applicable to sales for zinc divided by the volume of zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2012		2013(2)
Mining Operations:
Ore mined (t)		1,853,310		1,880,690
Average silver grade (oz./t)		0.42		0.54
Average gold grade (gr/t)		0.38		0.35
Average copper grade (%)		1.41		1.68
Production:
Silver (oz.)		421,512		603,108
Gold (oz)		10,220		9,207
Copper (t)		20,670		27,469
Recovery rate (silver) in copper (%)		54.37		59.79
Recovery rate (gold) in copper (%)		45.21		44.02
Recovery rate copper (%)		86.52		86.09
Cost applicable to sales per ton of copper (3)	US$	3,655	US$	3,335

__________________

(1)	Incorporates losses for mining dilution and recovery.

(2)	In addition to the production indicated in this table, El Brocal produced 166,353 ounces of silver and 294 tons of copper derived from Type II minerals in 2013.

(3)	Represents cost applicable to sales per ton of copper for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of copper consists of cost applicable to sales for copper divided by the volume of copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

As of December 31, 2013, our total proven and probable reserves, including our equity share in the proven and probable reserves of El Brocal (54.07%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (43.65%), were estimated to be 9.27 million ounces of gold representing a 1% decrease over our total proven and probable reserves as of December 31, 2012, which were estimated to be 9.35 million ounces of gold.

As of December 31, 2013, our total proven and probable reserves, including our equity share in El Brocal (54.07%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (43.65%), were estimated to be 167.25 million ounces of silver, representing a 15% increase over our total proven and probable reserves as of December 31, 2012, which were estimated to be 145.38 million ounces of silver.

The following table lists the proven and probable ore reserves, as of December 31, 2013, for each of our consolidated mining operations and the Tantahuatay mine, in which we have a 40.10 percent equity interest, calculated on the basis of 100 percent of each mine’s reserves and US$1,200 per ounce of gold and US$20.00 per ounce of silver.

Proven and Probable Ore Reserves at December 31, 2013(1) (2) (3)

	Julcani(4)	Uchucchacua(5)	Orcopampa(6)	Recuperada(7)	Mallay(8)	Colquijirca(9)(10)	Marcapunta(9)(11)	Antapite(12)	Shila-Paula(13)	Poracota(14)	Breapampa(15)	Tantahuatay(16)	La Zanja(17)
Ore Reserves (in thousands of t)	373	3,837	634	64	123	45,926	23,052	38	12	108	2,279	51,956	14,248
Grade:
Gold (g/t)	0.55	–	16.39	–	1.3	–	0.4	10.42	10.9	10.66	1.3	0.44	0.73
Silver (g/t)	629.92	526.04	43.2	307.9	392.9	28.62	18.66	–	21.57	0.75	25.61	10.8	6.26
Copper (%)	0.44	–	–	–	–	–	2.26	–	–	–	–	–	–
Zinc (%)	–	1.4	–	6.49	8.47	2.53	–	–	–	–	–	–	–
Lead (%)	2.27	1.04	–	3.55	6.64	0.86	–	–	–	–	–	–	–
Content:
Gold (in thousands of oz.)	7	–	334	–	5	–	296	13	4	37	96	735	360
Silver (in thousands of oz.)	7,555	64,884	881	630	1,562	42,252	13,831	–	9	3	1,876	18,035	3,788
Copper (in thousands of t)	2	–	–	–	–	–	521	–	–	–	–	–	–
Zinc (in thousands of t)	–	53	–	4	10	1,162	–	–	–	–	–	–	–
Lead (in thousands of t)	8	40	–	2	8	395	–	–	–	–	–	–	–

____________________

(1)	For the year ended December 31, 2013, reserves for our wholly-owned and operated mines (which include all of the mines listed above other than Tantahuatay and La Zanja) were calculated using the following prices: US$1,200 per ounce of gold, US$20 per ounce of silver, US$1,900 per metric ton of zinc, US$2,050 per metric ton of lead and US$6,600 per metric ton of copper.
(2)	Algon Investment S.R.L., an independent consultant company, is in the procees of reviewing the conceptual framework used to estimate proven and probable ore reserves for our wholly-owned mines at December 31, 2013. MINTEC Inc., an independent consultant company, is in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines at December 31, 2013.
(3)	The metallurgical recovery factors used to calculate reserves for each of our mines include ore quality, gradation of ore (which impacts the effectiveness of reagents in releasing valuable metallic elements), quality of water used to treat ore (recycled water contains impurities that would interfere with the chemical reaction of the reagents) and quality of reagent used to treat ore.
(4)	The metallurgical recovery factors that impacted the calculated reserves for Julcani at December 31, 2013 were whether the ore contained iron sulfide (Pirite) higher than 8% and the quality of water.
(5)	The metallurgical recovery factors that impacted the calculated reserves for Uchucchacua at December 31, 2013 were the complexity of the ore, the variation of head ore grades and the high manganese content.
(6)	The metallurgical recovery factors that impacted the calculated reserves for Orcopampa at December 31, 2013 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and ore grade lower than estimated or expected.
(7)	The metallurgical recovery factors that impacted the calculated reserves for Recuperada at December 31, 2013 were the high variation of head ore grades and the quality of water.
(8)	The metallurgical recovery factors that impacted the calculated reserves for Mallay at December 31, 2013 were the high variation in ore grade and the variation in the hardness of the host rocks.
(9)	El Brocal, in which we own 54.07% controlling equity interest at December 31, 2013, owns the Colquijirca and Marcapunta mines. The reserves shown for Colquijirca and Marcapunta are the total reserves of the mines and do not indicate our equity share. The reserves of El Brocal were calculated using the following metal prices: US$1,200 per ounce for gold, US$22 per ounce of silver, US$2,028 per metric ton of zinc, US$2,000 per metric ton of lead and US$6,600 per metric ton of copper.
(10)	The metallurgical recovery factors that impacted the calculated reserves for Colquijirca at December 31, 2013 were the high content of clay, and soluble salts in the ore.
(11)	The metallurgical recovery factors that impacted the calculated reserves for Marcapunta at December 31, 2013 were the high content of arsenic in the ore and the hardness of the host rocks.
(12)	The metallurgical recovery factors that impacted the calculated reserves for Antapite at December 31, 2013 were the high variation in ore grade and the quality of water.
(13)	The metallurgical recovery factors that impacted the calculated reserves for Shila-Paula at December 31, 2013 were the high variation of head ore grade.
(14)	The metallurgical recovery factors that impacted the calculated reserves for Poracota at December 31, 2013 were the high variation of head ore grade and the presence of coal content in the ore.
(15)	The metallurgical recovery factors that impacted the calculated reserves for Breapampa at December 31, 2013 were the clay content in ore higher than 10% and the iron sulfide (Pirite) content in ore higher than 3%.

(16)	The reserves shown for Tantahuatay, in which we owned a 40.10% of equity interest at December 31, 2013, are the total reserves for the mine and do not indicate our equity share. Tantahuatay’s reserves were calculated using the following prices: US$1,200 per ounce of gold and US$20 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves were the clay content in ore being higher than 10% and the iron sulfide (Pirite) content in ore being higher than 3%.
(17)	The reserves shown for La Zanja, in which we owned a 53.06% of equity interest at December 31, 2013, are the total reserves of the mine and do not indicate our equity share. La Zanja’s reserves were calculated using the following metal prices: US$1200 per ounce of gold and US$20 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves were the clay content in ore being higher than 10% and the copper content in the ore.
63

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha—Business Overview” and “—Description of Yanacocha’s Operations.”

Carachugo – Chaquicocha

Chaquicocha Sur is an 85-hectare gold deposit (ultimate pit) which lies in the east-central part of the Yanacocha district, approximately 1 kilometer southeast of the mined out Carachugo deposit and 300 meters south of the Chaquicocha Norte pit. Mining at this deposit is expected to be completed by late 2015.

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

Western Oxides

The Western Oxides are comprised of the Cerro Negro Oeste and La Quinua Sur open-pit mines.  Cerro Negro Oeste, a 40-hectare gold deposit, is located 6.5 kilometers southwest of the La Quinua pit.  This pit utilizes the La Quinua leach pad as its ore facility.  La Quinua Sur, a 110-hectare gold deposit, is located south of the Tapado Oeste pit and is completely covered by La Quinua gravel.  Mining activities started in Cerro Negro West in 2010 and will be finished by 2016. La Quinua Sur is scheduled to commence mining activities in May 2014 and finish in 2019.  The ore mined from this pit will be processed at the La Quinua leach pad.

Eastern Oxides

The Eastern Oxides consist of the Marleny open-pit mine.  The Marleny pit, an 8-hectare deposit, is located to the west of the Carachugo backfill.  Marleny started mining operations in May 2013 and will complete operations in April 2014.

Carachugo Alto

The Carachugo Alto pit, a 9-hectare deposit, is located to the east of the Carachugo backfill.  Carachugo Alto commenced mining operations in July 2010, and its second phase finished in October 2013.

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

The following table lists proven and probable reserves and the average grade of ore as of December 31, 2013 for Yanacocha and the Conga project. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$1,300 per ounce and a copper price of US$3.00 per pound as of December 31, 2013. The proven and probable reserves presented below represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the districts of Yanacocha’s and the Conga project’s proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2013ǂ
	Tonnage (thousands of DST)	Average Gold Grade (oz./DST)	Ounces Contained (thousands of ounces)
Maqui Maqui	4,714	0.029	137
Chaquicocha	3,921	0.037	147
Marleny	4,723	0.010	49
Yanacocha	2,423	0.059	143
Yanacocha Layback	23,718	0.014	343
La Quinua Sur	67,961	0.013	880
Tapado Oeste (Corimayo)	32,747	0.048	1,568
Tapado Oeste Layback	21,068	0.039	813
Cerro Negro	23,310	0.016	375
Transition Stockpile	5,295	0.027	145
Deep Transitional Stockpile	9,811	0.065	634
Gold Mill Stockpile	2,111	0.073	154
Maqui Maqui Leach Pad	607	0.045	27
Carachugo Leach Pad	6,746	0.018	120
Yanacocha Leach Pad	129	0.026	3
La Quinua Leach Pad	10,279	0.021	213
Subtotal Yanacocha	219,563	0.026	5,751
Conga*	590,855	0.021	12,582
Total	810,418	0.023	18,333

*	The Conga project´s proven and probable reserves as of December 31, 2013 include 0.6 billion DST of 0.28 percent grade copper.
ǂ	Proven and probable reserves, as of December 31, 2013, were calculated using a gold price assumption of $1,300 per ounce.

As of December 31, 2013, the Yanacocha district’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 5.7 million ounces of gold, a 3 percent decrease from the Yanacocha district’s proven and probable reserves as of December 31, 2012, which were estimated to be 5.9 million ounces of gold. The decrease in reserves of gold was mainly due to mine depletion, and to a lesser extent, metal price decreases, reserve revisions and leach and stockpile inventory changes.

As of December 31, 2013, proven and probable reserves were calculated using a gold price assumption of $1,300 per ounce.

As of December 31, 2013, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, unchanged from reserves reported in 2012.

As of December 31, 2013, Yanacocha’s total proven and probable reserves (including the Conga project) were estimated to be 18.3 million ounces of gold, representing a 1 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2012; which were estimated to be 18.5 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.3 billion pounds as of December 31, 2013, the same as reported as of December 31, 2012.

Based on the current recovery rate and estimated gold production levels in 2013, Yanacocha’s proven and probable reserves as of December 31, 2013 will be depleted by 2019 unless Yanacocha continues to add to its reserves. Yanacocha’s management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65 percent partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.58 percent equity interest.

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 and the related notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the year ended December 31, 2011 were the first that we prepared in accordance with IFRS. We present our financial statements in U.S. Dollars.

A.	Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Mallay, Breapampa, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite, Shila-Paula and Ishihuinca (which was sold in 2013) mining units; (ii) the Colquijirca, Marcapunta, and La Zanja mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v) Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies; and (vi) other minor subsidiaries. We also have material equity investments in (i) Yanacocha, which is an equity investee engaged in the exploitation and commercialization of gold, (ii) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper and (iii) Coimolache, which is an equity investee engaged in the exploitation and commercialization of gold and silver. We account for these investments under the equity method.

Yanacocha. A substantial part of our net income before income tax was derived from our equity interest in Yanacocha. We have a 43.65 percent equity participation in Yanacocha, which is held through our wholly-owned subsidiary, Condesa. Our partnership interest in Yanacocha is accounted for under the equity method and is included under the caption “Investment in associates” on our consolidated statements of financial position. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Cerro Verde. As of December 31, 2013, we had a 19.58 percent equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or Management, to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Management has identified the following accounting estimates and policies as critical:

•	mineral reserves and resources;

•	unit-of-production depreciation

•	accrual for mine closing costs;

•	inventories;

•	deferred income tax asset and recoverability; and

•	fair value of the liability related to share-based payment transactions;

Other significant accounting policies include:

•	contingencies;

•	deferred stripping costs; and

•	production start date.

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

Mineral reserves and resources

Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2011 and 2012 were reviewed by an independent consultant, Algon Investment S.R.L. Algon Investment S.R.L. is in the process of reviewing the framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2013. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2011 and 2012 were reviewed by independent consultants, AMEC plc and MINTEC Inc., respectively. MINTEC Inc. is in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2013.

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

During the fourth quarter of 2012, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units and as a result we recorded an impairment loss for three of our mining units (Recuperada, Poracota and Antapite), which resulted in the recognition of asset impairment amounted to US$3.6 million (recognized as operating expense). These impairment charges had no impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

During the fourth quarter of 2013, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units and as a result we recorded an impairment loss for three of our mining units (Recuperada, Poracota and Antapite), which resulted in the recognition of asset impairment amounted to US$6.6 million (recognized as operating expense). These impairment charges had no impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2011, 2012 and 2013 impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following years.

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

As of December 31, 2013, 2012 and 2011, our valuation allowance totaled US$6.4 million, US$5.3 million, and US$3.8 million, respectively.

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

Accrual for mine closure costs

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

Following our accounting treatment, we have recorded an accrual for mine closure costs of US$145.2 million, as of December 31, 2013 in order to comply with governmental requirements for environmental remediation.

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

Fair value of derivative financial instruments

Outstanding derivative contracts. We recognize derivative instruments as assets or liabilities, measured at their fair value, in our consolidated statements of financial position, pursuant to IAS 39, “Financial Instruments — Recognition and Measurement”.

Subsidiary derivative contracts. During 2011 and 2013, our indirect subsidiary, El Brocal, entered into price-hedging option contracts at zero cost to protect future cash flows derived from sales in 2011, 2012 and 2013, respectively. Derivative contracts are recognized as assets and liabilities at fair value in the consolidated financial statements. El Brocal applies hedge accounting for those transactions that meet the specific criteria applicable in accordance with IAS 39. As of December 31, 2011, 2012 and 2013, El Brocal recognized an asset of US$1.3 million, null in 2012, and a liability of US$1.1 million, respectively. As of December 31, 2012, El Brocal was not a party to any hedging transactions and had no outstanding hedging commitments.

Our derivative contracts. As of December 31, 2011, 2012 and 2013, neither we nor any of our wholly-owned subsidiaries held gold derivative contracts.

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

We used the Turnbull & Wakeman Method to estimate the fair value of this liability and the principal assumptions made are as follows: the historical volatility, risk-free interest rate, dividend yield, period covered by the program and market value of the shares at closing. See Note 13(d) to the Financial Statements.

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

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized. See Note 25 to the Financial Statements.

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

The units of production are measured in recoverable tons of concentrate. The unit-of-production rate for depreciation and amortization takes into account expenditures incurred to date.

Expected recovery rates used to estimate mineral contained in in-process inventories

For determining the quantity of mineral contained in the products in process we use a reasonable methodology to estimate the mineral content that is treated at the date of the consolidated financial statements. The amount of mineral added in the products in process is determined by the sampling of mill volumes and the daily production records. The sampling and assays determine the head grade of the mineral added to the products in process.

The recovery rates for leach platforms in process are determined by metallurgical sampling. The mineral recoverability of the leach platforms, once the production process begins, can be reasonably estimated. The rate is determined using pilot laboratory tests, historic trends and other factors. Processes and recovery rates are monitored continuously, and recovery rates are adjusted periodically as additional information becomes available and as related technology changes.

Deferred stripping cost

Stripping costs incurred in the development of a mine before production commences (development-phase stripping) are capitalized as part of the cost of constructing the mine and subsequently amortized over the life of the mine on a unit-of-production basis. Capitalization of development-phase stripping ceases when production of the mine commences.

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

Production-phase stripping can be directly related to inventory production or to grant better access to ore that will be extracted in the future. Stripping costs related to inventory production are recorded as part of production cost of such inventory. Stripping costs related to granting better access to ore that will be extracted in the future are recognized as non-current assets, included in “Mining rights, development cost and property, plant and equipment, net” caption in the consolidated statement of financial position, and subsequently depreciated on a unit-of-production basis over the life of the component in the ore deposit which is more accessible due to stripping activity. The cost is presented net of accumulated depreciation and impairment losses if events or changes of circumstances indicate that the carrying value may not be recoverable.

Useful life of property, plant and equipment

Straight-line method

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Property, Plant and Equipment	Estimated Years of Useful Life
Buildings, constructions and other	Between 6 and 20
Machinery and equipment	Between 5 and 10
Transportation units	5
Furniture and fixtures	10
Computer equipment	4

An item of property, plant and equipment is de-recognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from de-recognizing an asset (calculated as the difference between the proceeds from the sale and the book value of the asset) is included in the consolidated statement of profit or loss in the year the asset is de-recognized.

The asset’s residual value, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year-end.

Fair value of embedded derivative for concentrate sales

Substantially all of our concentrate sales contracts provide final pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices. We ultimately receive market prices based on prices in the specified future period, however, the accounting rules applied to these sales result in changes recorded as revenue until the specified future period. We record revenues and invoice customers at the time of shipment based on current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded in each reporting period until the date of final pricing. See Notes 18(a) and 28(b) to the Financial Statements.

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

Revenues for construction services rendered by BISA Construction S.A. are recognized when the outcome of a contract can be estimated reliably. Contract revenue associated with a construction contract is recognized by reference to the stage of completion of the contract activity at the end of the reporting period.

Results of Operations for the Years Ended December 31, 2013 and 2012

Net sales. Net sales decreased by 17 percent, from US$1,496.3 million in 2012 to US$1,241.3 million in 2013, mainly due to a decrease in the average realized prices of gold, lead, silver, zinc and copper, and decreases in the volume of silver and zinc sold, partially offset by a higher volume of gold, lead and copper sold. The following tables reflect the average realized prices and volumes sold of gold, silver, lead, zinc and copper during the years ended December 31, 2012 and 2013:

Average Realized Price	Year ended December 31,
	2012	2013	Variation

Gold (US$/oz.)	1,677.96	1,392.18	(17.03)%
Silver (US$/oz.)	31.07	22.33	(28.13)%
Lead (US$/t)	2,075.82	2,104.63	1.39%
Zinc (US$/t)	1,918.98	1,869.22	(2.59)%
Copper (US$/t)	7,938.49	7,179.50	(9.56)%

Volume Sold	Year ended December 31,
	2012	2013	Variation
Gold (oz.)	439,630	458,499	4.29%
Silver (oz.)	17,483,490	16,329,314	(6.60)%
Lead (t)	25,587	26,584	3.90%
Zinc (t)	43,149	38,084	(11.74)%
Copper (t)	22,348	25,406	13.68%

(a)        Gold sales. Average realized sales price for gold decreased from US$1,677.96 per ounce in 2012 to US$1,392.18 per ounce in 2013. Gold sales volume increased from 439,630 ounces in 2012 to 458,499 ounces in 2013, mainly due to increased gold production at our Breapampa and La Zanja mining units. The combined effect of these changes resulted in a US$101.4 million decrease in income from sales of gold in 2013 compared to 2012.

(b)  Silver sales. Average realized sales price for silver decreased from US$31.07 per ounce in 2012 to US$22.33 per ounce in 2013. Silver sales volume decreased from 17,483,490 ounces in 2012 to 16,329,314 ounces in 2013, mainly due to decreased silver production at our Colquijirca mine. The combined effect of these changes resulted in a US$182.1 million decrease in income from sales of silver in 2013 compared to 2012.

(c)  Lead sales. Average realized sales price for lead increased from US$2,075.82 per ton in 2012 to US$2,104.63 per metric ton in 2013. Lead sales volume increased from 25,587 tons in 2012 to 26,584 tons in 2013, mainly due to increased lead production at our Julcani and Mallay mining units. The combined effect of these changes resulted in a US$3.1 million increase in income from sales of lead in 2013 compared to 2012.

(d)  Zinc sales. Average realized sales price for zinc decreased from US$1,918.98 per ton in 2012 to US$1,869.22 per ton in 2013. Zinc sales volume decreased from 43,149 tons in 2012 to 38,084 tons in 2013, mainly due to decreased zinc production at our Colquijirca mine. The combined effect of these changes resulted in a US$11.7 million decrease in income from sales of zinc in 2013 compared to 2012.

(e)  Copper sales. Average realized sales price for copper decreased from US$7,938.49 per metric ton in 2012 to US$7,179.50 per metric ton in 2013. Copper sales volume increased from 22,348 tons in 2012 to 25,406 tons in 2013, mainly due to increased copper production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$4.8 million increase in income from sales of copper in 2013 compared to 2012.

The revenues from gold, silver, lead, zinc and copper mentioned above do not include refinery charges and penalties incurred, which amounted to US$142.0 million in 2013 compared to US$147.9 million in 2012. See Note 18 to the Financial Statements.

Royalty income. In 2013, royalty income received by our subsidiary, Chaupiloma, amounted to US$44.2 million, representing a 34 percent decrease from the US$67.2 million of royalty income received in 2012. This decrease is attributed to decreased sales by Yanacocha in 2013, which resulted mainly from a decrease in the average realized price of gold and a decrease in Yanacocha’s production. Yanacocha pays Chaupiloma, in which we directly and indirectly hold a 60 percent interest, a royalty equal to 3 percent of Yanacocha’s net sales.

Total operating costs. Total operating costs increased by 8 percent, from US$938.9 million in 2012 to US$1,016.8 million in 2013, due to the following:

(a) Cost of sales, excluding depreciation and amortization, increased by 4 percent, from US$625.2 million in 2012 to US$653.5 million in 2013, mainly due to a US$42.4 million increase in services provided by third parties, a US$14.4 million increase in operating leases and a US$11.1 million increase in personnel costs, partially offset by a US$15.9 million decrease in spare parts and supplies consumption, a US$14.0 million decrease in cost of concentrate purchased from third parties and a US$10.2 million decrease in other production costs.

The increases in services provided by third parties, operating leases and personnel costs were mainly due to: (i) the impact of new production costs incurred in connection with operations at our Mallay and Breapampa mining units, which commenced in April and November 2012, respectively, (ii) an increase in exploration activities and diamond drilling works during 2013 as compared to 2012, in order to maintain our ore reserves level, and (iii) an increase in the volume of mineral treated in 2013 compared to 2012, especially in the Marcapunta Norte and Tajo Norte mining units.

(b) Exploration in units in operation increased by 9 percent, from US$153.0 million in 2012 to US$167.1 million in 2013. These increased costs were mainly due to an increase in exploration projects at our Orcopampa, Poracota, and Uchucchacua mines. See Note 20 to the Financial Statements.

(c) Depreciation and amortization costs increased by 35 percent, from US$123.0 million in 2012 to US$165.5 million in 2013, mainly due to: (i) higher depreciation and amortization costs incurred in our Breapampa and Mallay mining units from US$12.4 million in 2012 to US$25.5 million in 2013, as a result of our beginning operations at these mining units in November and April 2012, respectively, and (ii) a US$9.2 million increase in depreciation costs incurred in our Colquijirca mining unit as a result of tailing areas put into operation during 2012.

(d) Royalty expenses to third parties and the Peruvian government decreased by 19 percent, from US$37.7 million in 2012 to US$30.6 million in 2013. Royalties paid to third parties amounted to US$35.2 million and US$23.9 million in 2012 and 2013, respectively. Royalties paid to the Peruvian government amounted to US$2.5 million and US$6.7 million in 2012 and 2013, respectively. The decrease in royalties paid to third parties and Peruvian government was mainly due to the decreased gold production at our Orcopampa mining unit by 14 percent, from 260,379 ounces produced in 2012 to 224,671 ounces produced in 2013, and the decrease in the price of gold in 2013 compared to 2012.

Total operating expenses. Operating expenses decreased by 33 percent, from US$202.1 million in 2012 to US$136.4 million in 2013, due to changes in the following components:

(a) Administrative expenses decreased by 22 percent, from US$99.3 million in 2012 to US$77.5 million in 2013, mainly due to a reversal of expenses by US$20.2 million recorded for long-term officers’ compensation (stock appreciation rights). See Note 22 to the Financial Statements.

(b) Exploration in non-operational areas decreased by 66 percent, from US$95.5 million in 2012 to US$32.8 million in 2013, due to decreased expenditures in exploration areas, mainly in the Tambomayo, Trapiche, San Gregorio, Breapampa, Focus and Consolidada de Hualgayoc projects. See Note 23 to the Financial Statements.

(c) Impairment losses of long-lived assets increased by 82 percent, from US$3.6 million in 2012 to US$6.6 million in 2013, due to the impairment evaluation carried out on our long-lived assets as of December 31, 2013, which resulted in an additional reduction in the carrying amount of mining concessions, development costs and property, plant and equipment to their recoverable amounts. See Note 11 to the Financial Statements.

Operating income. As a result of the foregoing, operating income decreased by 69 percent, from US$422.5 million in 2012 to US$132.3 million in 2013.

Share in the results of related parties under equity method. Income from equity investments in related parties decreased by 123 percent, from an income of US$481.8 million in 2012 to a loss of US$108.5 million in 2013, mainly due to decreases in income from our equity investments in Yanacocha, Cerro Verde and Coimolache. Income from our interest in Yanacocha decreased by 186 percent, from an income of US$285.6 million in 2012 to a loss of US$245.4 million in 2013. Income from our interest in Cerro Verde decreased by 26 percent, from US$156.0 million in 2012 to US$116.2 million in 2013. Income from our interest in Coimolache decreased by 48 percent, from US$40.2 million in 2012 to US$20.8 million in 2013, mainly due to the impact of a decrease in the prices of gold and silver and decreased silver production at Tantahuatay mine.

Income tax. Provision for income tax decreased by 40 percent, from US$144.2 million in 2012 to US$86.6 million in 2013, mainly due to a US$894.8 million decrease in pre-tax income, from US$907.3 million in 2012 to US$12.5 million in 2013.

Non-controlling interest. Non-controlling interest expense decreased by 54 percent, from US$59.4 million in 2012 to US$27.5 million in 2013, mainly due to a decrease in contribution of profits from El Brocal, Chaupiloma and La Zanja. See Note 16 to the Financial Statements.

Net profit (loss). As a result of the foregoing, net profit decreased by 114 percent, from a net profit of US$703.6 million in 2012 to a net loss of US$101.7 million in 2013. As a percentage of net sales, net loss was 8 percent in 2013 and net profit was 47 percent in 2012.

Results of Operations for the Years Ended December 31, 2012 and 2011

Net sales. Net sales increased by 0.2 percent, from US$1,493.9 million in 2011 to US$1,496.3 million in 2012, mainly due to an increase in the average realized prices of gold and increases in the volume of silver, lead and zinc sold, partially offset by lower volumes of gold and copper sold. The following tables reflect the average realized price and volume sold of gold, silver, lead, zinc and copper during the years ended December 31, 2011 and 2012:

Average Realized Price	Year ended December 31,
	2011	2012	Variation
Gold (US$/oz.)	1,574.45	1,677.96	6.57%
Silver (US$/oz.)	35.36	31.07	(12.13)%
Lead (US$/t)	2,262.34	2,075.82	(8.24)%
Zinc (US$/t)	2,199.72	1,918.98	(12.76)%
Copper (US$/t)	8,567.64	7,938.49	(7.34)%

Volume Sold	Year ended December 31,
	2011	2012	Variation
Gold (oz.)	505,894	439,630	(13.10)%
Silver (oz.)	14,843,193	17,483,490	17.79%
Lead (t)	18,192	25,587	40.65%
Zinc (t)	33,307	43,149	29.55%
Copper (t)	23,231	22,348	(3.80)%

(a) Gold sales. The average sales price for gold increased from US$1,574.45 per ounce in 2011 to US$1,677.96 per ounce in 2012. Gold sales volume decreased from 505,894 ounces in 2011 to 439,630 ounces in 2012, primarily due to decreased gold production at our Poracota and Antapite mining units. These combined effect of these changes resulted in a US$52.9 million decrease in income from sales of gold in 2012 compared to 2011.

(b) Silver sales. Average realized silver prices decreased from US$35.36 per ounce in 2011 to US$31.07 per ounce in 2012. The volume of silver sales increased from 14,843,193 ounces in 2011 to 17,483,490 ounces in 2012, primarily due to increased silver production at our Uchucchacua and Colquijirca mining units. These combined effect of these changes resulted in a US$18.6 million increase in income from sales of silver in 2012 compared to 2011.

(c) Lead sales. Average realized lead prices decreased from US$2,262.34 per metric ton in 2011 to US$2,075.82 per metric ton in 2012. Additionally, the volume of lead sold increased from 18,192 tons in 2011 to 25,587 tons in 2012, primarily due to increased lead production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$16.0 million increase in income from sales of lead in 2012 compared to 2011.

(d) Zinc sales. Average realized zinc prices decreased from US$2,199.72 per metric ton in 2011 to US$1,918.98 per metric ton in 2012. The volume of zinc sold increased from 33,307 tons in 2011 to 43,149 tons in 2012, primarily due to increased zinc production at our Uchucchacua and Mallay mining units. The combined effect of these changes resulted in a US$10.8 million increase in income from sales of zinc in 2012 compared to 2011.

(e) Copper sales. Average copper prices decreased from US$8,567.64 per metric ton in 2011 to US$7,938.49 per metric ton in 2012. The volume of copper sold decreased from 23,231 tons in 2011 to 22,348 tons in 2012, largely due to decreased copper production at our Colquijirca mine. These changes resulted in a US$15.6 million decrease in income from sales of copper in 2012 compared to 2011.

The revenues from gold, silver, lead, zinc and copper mentioned above do not include refinery charges and penalties incurred, which amounted to US$147.9 million in 2012, compared to US$128.0 million in 2011. See Note 18 to the Financial Statements.

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

Total operating costs. Total operating costs increased by 32 percent, from US$712.2 million in 2011 to US$938.9 million in 2012, due to the following:

(a) Cost of sales, excluding depreciation and amortization, increased by 40 percent, from US$446.2 million in 2011 to US$625.2 million in 2012, mainly due to a US$100.9 million increase in services provided by third parties and a US$32.3 million increase in spare parts and supplies consumption. The increase was mainly due to: (i) a US$75.6 million increase in the cost of the inventories held at the beginning of 2012 as compared to the beginning of 2011, (ii) a US$44.3 million increase reflecting the impact of costs incurred in connection with commencing operations at our Mallay and Breapampa mining units; and (iii) a US$36.6 million increase reflecting an increase in the services and raw materials provided by contractor suppliers at our Orcopampa and Uchucchacua mining units due to an increase in exploration activities and diamond drilling works in order to maintain our ore reserves level and an increase in cost related to the higher volume of mineral treated in 2012.

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

(d) Royalty expenses to third parties and Peruvian government decreased by 37 percent, from US$60.3 million in 2011 to US$37.7 million in 2012. Royalties paid to third parties amounted to US$32.0 million and US$35.2 million in 2011 and 2012, respectively. Royalties paid to Peruvian government amounted to US$28.2 million and US$2.5 million in 2011 and 2012, respectively. The decrease in royalties paid to third parties and Peruvian government was mainly due to Peruvian legislative changes. Peruvian legislation requires owners of mining concessions to pay the Peruvian government for exploitation of metallic and non-metallic resources. Prior to October 1, 2011, mining royalties were calculated with rates ranging from 1 to 3 percent of the value of mineral concentrates or equivalent, according to quoted market price published by Ministry of Energy and Mines. Beginning on October 1, 2011, Peruvian government instituted a new mining royalty and tax regime. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes” for additional information regarding mining royalties and taxes now applicable to us.

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

Operating income. As a result of the foregoing, operating income decreased by 40 percent, from US$704.4 million in 2011 to US$422.5 million in 2012.

Share in the results of related parties under equity method. Income from equity investments in related parties decreased by 3 percent, from US$496.8 million in 2011 to US$481.8 million in 2012, mainly due to decreases in income from our equity investments in Yanacocha and Cerro Verde, partially offset by the effect of an increase in income from our equity investment in Coimolache. Income from our interest in Yanacocha decreased by 7 percent, from US$308.1 million in 2011 to US$285.6 million in 2012. Income from our interest in Cerro Verde decreased by 25 percent, from US$208.7 million in 2011 to US$156.0 million in 2012. Income from our interest in Coimolache increased from US$9.6 million in 2011 to US$40.2 million in 2012, due to the impact of increased gold production at Tantahuatay mine.

Income tax. Provision for income tax decreased from US$211.6 million in 2011 to US$144.2 million in 2012, mainly due to a US$293.2 million decrease in pre-tax income, from US$1,200.5 million in 2011 to US$907.3 million in 2012.

Non-controlling interest. Non-controlling interest expense decreased by 42 percent, from US$101.6 million in 2011 to US$59.4 million in 2012, mainly due to a decrease in contribution of profits from El Brocal and La Zanja, partially offset by an increase in contribution of profits from Chaupiloma. See Note 16 to the Financial Statements.

Net profit. As a result of the foregoing, net profit decreased by 21 percent, from US$887.3 million in 2011 to US$703.6 million in 2012. As a percentage of net sales, net profit was 47 percent in 2012 as compared to 59 percent in 2011.

B.  Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of US$61.9 million, as compared to US$186.7 million as of December 31, 2012.

Cash provided by operating activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents provided by operating activities were US$419.3 million in 2013 compared to US$361.2 million in 2012. The increase in net cash flow provided by operating activities was mainly attributable to: (i) an increase in value-added tax recovered, from US$40.9 million in 2012 to US$66.9 million in 2013; (ii) decreased payments to third parties, from US$812.7 million in 2012 to US$742.2 million in 2013; (iii) decreased income tax paid, from US$136.3 million in 2012 to US$66.4 million in 2013; and (iv) decreased royalty payments, from US$39.0 million in 2012 to US$30.6 million in 2013, mainly as a result of decreased royalty payments to third parties; partially offset by: (i) increased payments to workers, from US$201.5 million in 2012 to US$216.8 million in 2013; (ii) increased interest payments, from US$1.5 million in 2012 to US$11.5 million in 2013 (iii) decreased proceeds from sales, from US$1,410.1 million in 2012 to US$1,351.4 million in 2013; (iv) decreased royalties received from Yanacocha, from US$76.1 million in 2012 to US$50.6 million in 2013; and (v) decreased dividends received from Coimolache, from US$16.5 million in 2012 to US$9.8 million in 2013.

Cash provided by operating activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents provided by operating activities were US$361.2 million in 2012 compared to US$567.5 million in 2011. The decrease in net cash flow provided by operating activities was mainly attributable to: (i) decreased proceeds from sales, from US$1,505.5 million in 2011 to US$1,410.1 million in 2012; (ii) increased payments to third parties, from US$672.5 million in 2011 to US$812.7 million in 2012; and (iii) increased income tax paid, from US$111.8 million in 2011 to US$136.3 million in 2012; partially offset by: (i) increased royalties received from Yanacocha, from US$56.2 million in 2011 to US$76.1 million in 2012; (ii) increased dividends received from Coimolache, from no dividends received in 2011 to US$16.5 million in 2012; (iii) an increase in value-added tax recovered, from US$22.6 million in 2011 to US$40.9 million in 2012; and (iv) decreased royalty payments, from US$73.8 million in 2011 to US$39.0 million in 2012, mainly as a result of decreased royalty payments to Peruvian government.

Cash used in investing activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents used in investing activities were US$428.1 million in 2013 compared to US$513.0 million in 2012. The decrease in net cash flow used in investing activities was mainly attributable to: (i) an inflow of US$52.9 million in 2013 as a result of the settlement of financial assets at fair value through profit or loss; and (ii) US$24.5 million received from Coimolache in 2013 as a loan collection; partially offset by an increase in mining concessions, development costs and property, plant and equipment acquisitions, from US$468.4 million in 2012 to US$503.6 million in 2013, in connection with the expansion of the refining plant capacity at our subsidiary, El Brocal; hydroelectric construction at our subsidiary, Huanza; and processing plant construction at our subsidiary, Rio Seco.

Cash used in investing activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents used in investing activities were US$513.0 million in 2012 compared to US$354.3 million in 2011. The increase in net cash flow used in investing activities was mainly attributable to an increase in mining concessions, development costs and property, plant and equipment acquisitions, from US$317.8 million in 2011 to US$468.4 million in 2012, in connection with hydroelectric construction at our subsidiary, Huanza; and the expansion of the refining plant capacity at our subsidiary, El Brocal.

Cash used in financing activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents used in financing activities were US$116.1 million compared to US$132.3 million in 2012. The decrease in net cash flow used in financing activities was mainly attributable to: (i) an increase in financial obligations, from US$74.3 million in 2012 to US$237.0 million in 2013; (ii) a decrease in the payment of dividends to shareholders, from US$152.7 million in 2012 to US$78.8 million in 2013; and (iii) a decrease in the payment of dividends to non-controlling shareholders, from US$44.9 million in 2012 to US$13.5 million in 2013; partially offset by an increase in the payment of financial obligations, from US$1.1 million in 2012 to US$260.2 million in 2013.

Cash used in financing activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents used in financing activities were US$132.3 in 2012 compared to US$325.2 million in 2011. The decrease in net cash flow used in financing activities was mainly attributable to: (i) a decrease in payments for purchase of shares to non-controlling shareholder, from US$225.3 million in 2011 to nil in 2012; (ii) an increase in financial obligations, from US$50.9 million in 2011 to US$74.3 million in 2012; and (iii) a decrease in the payment of dividends to non-controlling shareholders, from US$66.7 million in 2011 to US$44.9 million in 2012; partially offset by: a decrease in proceeds from the sale of investment shares from US$60.4 million in 2011 to nil in 2012; and an increase in the payment of dividends to shareholders, from US$142.5 million in 2011 to US$152.7 million in 2012.

Long-Term Debt

On December 2, 2009, Banco de Crédito del Perú executed a financial lease agreement with Conenhua, Huanza and us in the amount of US$119 million for construction of a hydroelectric power station. The lease was executed in favor of Huanza as lessee, and commits us to act as joint surety of Huanza to guarantee Huanza’s payment obligations. The term of the lease is 10 years and the interest rate is (i) LIBOR plus 4 percent from the first disbursement until six months after the start of commercial operation of the power station and (ii) LIBOR plus 4.1 percent from six months after the start of commercial operation of the power station until maturity. As of each of December 31, 2013 and 2012, the amount outstanding under this lease was US$119 million.

On August 22, 2012, El Brocal entered into a medium-term loan contract with Banco de Crédito del Perú in the amount of US$120 million. This loan was variable rate (three-month LIBOR plus 3 percent) and had a term of four years. The loan was guaranteed by a pledge of one contract for the sale of copper concentrate and one contract for the sale of lead concentrate. The first disbursement of US$60 million was received in November 2012 and the second disbursement of US$60 million was received in May 2013. During the fourth quarter of 2013, this loan was fully repaid using the proceeds provided by the leaseback contract described below and from shareholders’ contributions.

On September 25, 2013, El Brocal began the process of entering into a financing arrangement with Banco de Crédito del Perú in an aggregate amount of US$180 million in the form of a series of sale and leaseback agreements relating to certain specified El Brocal assets, including equipment, machinery and production plants located in the Colquijirca mining unit. The first disbursement of US$116.5 million was received in November 2013, which was used to repay El Brocal’s medium term loan with Banco de Crédito del Perú during the fourth quarter of 2013.  The second disbursement of US$63.5 million was received in January 2014. The renewable arrangement has a term of five years that commenced on the first lease payment date in March 2014.  During the term of the arrangement, El Brocal has the right to repurchase the assets. The quarterly lease payments have an embedded interest rate of LIBOR plus 5.00%. The agreements contain certain covenants, including several financial covenants such as a limitation on the payment of dividends by El Brocal. El Brocal’s obligations under the agreements are supported by trust contracts, which, among other things, relate to collection rights, sales contracts and cash flows granting Banco de Crédito del Perú the right to receive all cash flows before any funds are made available to El Brocal. The obligations of El Brocal under these agreements are not recourse to, or guaranteed by, Buenaventura or any of its other subsidiaries.

Exploration Costs and Capital Expenditures

Capital expenditures for 2014 are estimated to be approximately US$270 to US$290 million. These budgeted capital expenditures include the following projects: conclude the El Brocal expansion from 6 kilotons per day to 18 kilotons per day and the construction of the Huanza hydrolectrical plant, start the construction of the Tambomayo project and continue with the development of the Trapiche project.

During 2013, we spent approximately US$32.8 million on “greenfield” and US$167.1 million on “brownfield” exploration-related investments. Our “greenfield” investments were mainly focused on the following exploration projects: Surichata, Paco Paco, Colquemayo, Trapiche, and San Gregorio. Our “brownfield” investments were mainly focused in the Orcopampa, Uchucchacua, Mallay, La Zanja, Tambomayo and Recuperada areas. We financed our 2013 exploration program with internal funds.

In 2014, we intend to invest approximately US$70 to US$80 million in brownfield exploration projects. In 2014, we expect to invest approximately US$35 to US$40 million, mainly in the following greenfield exploration projects: El Brocal, Colquemayo, Pisacalla, Livitaca,and Palla Palla, among others.

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

There is only one standard applicable to our Financial Statements issued but not yet effective:

IFRS 9, “Financial Instruments: Classification and Measurement.” This standard does not have a scheduled effective date. IFRS 9 reflects the first phase of IASB work to replace IAS 39 and refers to classification and measurement of financial assets, as defined in IAS 39. Approval of first phase of IFRS 9 will have an effect on classification and measurement of our financial assets, but potentially, it will not have an effect on classification and measurement of our financial liabilities. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.

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

F.  Tabular Disclosure of Contractual Obligations.

The following table shows our contractual obligations as of December 31, 2013:

	Payments due by Period (US$in millions)
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Long-Term Debt (principal and interest)	–	–	–	–	–
Capital Lease Obligations (*)	257.3	16.3	43.2	124.3	73.5
Open Purchase Orders	–	–	–	–	–
Other Long-Term Obligations	–	–	–	–	–
Total Contractual Cash Obligations	257.3	16.3	43.2	92.9	104.9

(*)	Capital lease obligations includes: (i) US$127.9 million (including US$119.0 million in principal and US$8.9 million interes paymentst), which relates to a financial lease a between Banco de Crédito del Perú and Conenhua, Huanza and us for construction of a hydroelectric power station, and (ii) US$129.4 (US$115.4 million in principal and US$14 million interest), which relates to a sale and leaseback arrangement between Banco de Crédito del Perú and El Brocal.

As of December 31, 2013, we had no other commercial commitments.

G.  Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2012 and 2013, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2012 and 2013 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) and Exploration in units in operations (by mine and mineral) expenses to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2012	2013
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	625,181	653,536
Add:
Consolidated Exploration in units in operation	153,018	167,143
Consolidated Selling expenses	18,090	16,035
Consolidated Cost applicable to sales	796,289	836,715

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated cost of sales Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
	2012	2013
Cost of sales by mine and mineral	(US$ in thousands)
Julcani, Gold	449	171
Julcani, Silver	21,960	15,938
Julcani, Lead	1,292	1,158
Julcani, Copper	156	318
Mallay, Silver	10,720	11,547
Mallay, Lead	5,135	6,253
Mallay, Zinc	5,383	6,481
Breapampa, Gold	-	46,139
Breapampa, Silver	-	3,395
Recuperada, Silver	9,619	7,331
Recuperada, Lead	4,567	4,831
Recuperada, Zinc	5,102	6,121
Orcopampa, Gold	112,054	124,129
Orcopampa, Silver	4,750	5,489
Uchucchacua, Silver	112,754	102,915
Uchucchacua, Lead	4,155	6,874
Uchucchacua, Zinc	4,732	5,586
La Zanja, Gold	79,469	85,063
La Zanja, Silver	1,175	917
El Brocal, Gold	5,774	2,859
El Brocal, Silver	36,654	14,291
El Brocal, Lead	9,964	,759
El Brocal, Zinc	23,759	16,546
El Brocal, Copper	77,282	78,515
Other Small Units, Gold	28,278	13,218
Other Small Units, Silver	1,007	1,867
Other Small Units, Lead	-	39
Non Mining Units	58,991	77,785
Consolidated Cost of sales, excluding depreciation and amortization	625,181	653,536

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the year ended December 31,
	2012	2013
Selling expenses by mine and mineral	(US$ in thousands)
Julcani, Gold	12	7
Julcani, Silver	586	685
Julcani, Lead	34	50
Julcani, Copper	4	14
Mallay, Silver	470	677
Mallay, Lead	225	366
Mallay, Zinc	236	380
Breapampa, Gold	-	-
Breapampa, Silver	-	-
Recuperada, Silver	563	460
Recuperada, Lead	267	303
Recuperada, Zinc	298	384
Orcopampa, Gold	16	3
Orcopampa, Silver	1	0
Uchucchacua, Silver	4,661	2,985
Uchucchacua, Lead	172	199
Uchucchacua, Zinc	196	162
La Zanja, Gold	440	523
La Zanja, Silver	7	6
El Brocal, Gold	310	209
El Brocal, Silver	1,969	1,044
El Brocal, Lead	535	567
El Brocal, Zinc	1,276	1,209
El Brocal, Copper	4,152	5,735
Other Small Units, Gold	1,600	59
Other Small Units, Silver	57	8
Other Small Units, Lead	-	-
Consolidated Selling expenses	18,090	16,035

Set forth below is a reconciliation of Exploration in units in operation expenses (by mine and mineral) to consolidated Exploration in units in operation expenses:

	For the year ended December 31,
	2012	2013
Exploration in units in operation by mine and mineral	(US$ in thousands)
Julcani, Gold	138	69
Julcani, Silver	6,745	6,393
Julcani, Lead	397	465
Julcani, Copper	48	128
Mallay, Silver	4,047	4,442
Mallay, Lead	1,939	2,406
Mallay, Zinc	2,032	2,493
Breapampa, Gold	-	2,771
Breapampa, Silver	-	204
Recuperada, Silver	3,728	2,643
Recuperada, Lead	1,770	1,741
Recuperada, Zinc	1,978	2,207
Orcopampa, Gold	47,083	55,420
Orcopampa, Silver	1,996	2,450
Uchucchacua, Silver	27,165	22,578
Uchucchacua, Lead	1,001	1,508
Uchucchacua, Zinc	1,140	1,225
La Zanja, Gold	2,481	1,222
La Zanja, Silver	37	13
El Brocal, Gold	-	-
El Brocal, Silver	-	-
El Brocal, Lead	-	-
El Brocal, Zinc	-	-
El Brocal, Copper	-	-
Other Small Units, Gold	47,601	49,611
Other Small Units, Silver	1,695	7,009
Other Small Units, Lead	-	145
Consolidated Exploration in units in operation	153,018	167,143

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2012	2013	2012	2013	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	156	318	449	171	1,292	1,158	21,960	15,938
Add:
Exploration in units in operation	48	128	138	69	397	465	6,745	6,393
Selling expenses	4	14	12	7	34	50	586	685
Cost applicable to sales	208	460	599	247	1,723	1,673	29,291	23,015
Divide:
Volume Sold	69	140	925	384	2,120	1,713	2,420,785	2,229,452
Cost applicable to sales per unit of mineral sold (US$)	3,018	3,281	648	644	813	976	12.10	10.32

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Mallay mine:

	MALLAY
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2012	2013	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	5,135	6,253	10,720	11,547	5,383	6,481
Add:
Exploration in units in operation	1,939	2,406	4,047	4,442	2,032	2,493
Selling expenses	225	366	470	677	236	380
Cost applicable to sales	7,299	9,026	15,238	16,666	7,652	9,355
Divide:
Volume Sold	3,883	6,570	544,509	1,147,210	4,438	7,614
Cost applicable to sales per unit of mineral sold (US$)	1,880	1,374	27.98	14.53	1,724	1,229

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Breapampa mine:

	BREAPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	-	46,139	-	3,395
Add:
Exploration in units in operation	-	2,771	-	204
Selling expenses	-	-	-	-
Cost applicable to sales	-	48,910	-	3,599
Divide:
Volume Sold	-	81,436	-	373,595
Cost applicable to sales per unit of mineral sold (US$)	-	601	-	9.63

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Recuperada mine:

	RECUPERADA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2012	2013	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	4,567	4,831	9,619	7,331	5,102	6,121
Add:
Exploration in units in operation	1,770	1,741	3,728	2,643	1,978	2,207
Selling expenses	267	303	563	460	298	384
Cost applicable to sales	6,604	6,875	13,910	10,434	7,378	8,713
Divide:
Volume Sold	3,057	2,907	432,521	417,180	3,724	4,119
Cost applicable to sales per unit of mineral sold (US$)	2,160	2,365	32.16	25.01	1,981	2,115

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	112,054	124,129	4,750	5,489
Add:
Exploration in units in operation	47,083	55,420	1,996	2,450
Selling expenses	16	3	1	0
Cost applicable to sales	159,153	179,552	6,747	7,939
Divide:
Volume Sold	263,695	223,998	598,511	617,433
Cost applicable to sales per unit of mineral sold (US$)	603.55	802	11.27	12.86

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2012	2013	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	4,155	6,874	112,754	102,915	4,732	5,586
Add:
Exploration in units in operation	1,001	1,508	27,165	22,578	1,140	1,225
Selling expenses	172	199	4,661	2,985	196	162
Cost applicable to sales	5,328	8,582	144,580	128,478	6,067	6,973
Divide:
Volume Sold	5,841	6,977	10,646,579	9,877,877	7,253	6,340
Cost applicable to sales per unit of mineral sold (US$)	912	1,230	13.58	13.01	837	1,100

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	79,469	85,063	1,175	917
Add:
Exploration in units in operation	2,481	1,222	37	13
Selling expenses	440	523	7	6
Cost applicable to sales	82,390	86,809	1,218	936
Divide:
Volume Sold	115,571	135,037	91,467	90,770
Cost applicable to sales per unit of mineral sold (US$)	713	643	13.32	10.31

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,			For the year ended December 31,	For the year ended December 31,
	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	77,282	78,515	5,774	2,859	9,964	7,759	36,654	14,291	23,759	16,546
Add:
Exploration in units in operation	-	-	-	-	-	-	-	-	-	-
Selling expenses	4,152	5,735	310	209	535	567	1,969	1,044	1,276	1,209
Cost applicable to sales	81,434	84,250	6,084	3,068	10,500	8,326	38,623	15,335	25,035	17,754
Divide:
Volume Sold	22,279	25,266	7,764	4,690	10,686	8,392	2,654,243	1,461,659	27,734	20,011
Cost applicable to sales per unit of mineral sold (US$)	3,655	3,335	784	654	983	992	14.55	10.49	903	887

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for other smaller units:

	OTHER SMALL UNITS
	GOLD (oz.)		LEAD (t)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2012	2013	2012	2013	2012	2013
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	28,278	13,218	-	39	1,007	1,867
Add:
Exploration in units in operation	47,601	49,611	-	145	1,695	7,009
Selling expenses	1,600	59	-	0	57	8
Cost applicable to sales	77,479	62,888	-	184	2,759	8,885
Divide:
Volume Sold	51,675	12,955		25	94,874	114,138

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 and the related Notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with U.S. GAAP and in U.S. Dollars.

A.  Operating Results

Overview

Yanacocha, the largest gold producer in South America, was established in Peru in January 1992, and commenced production activities in August 1993. Yanacocha’s operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 600 kilometers north of Lima and north of the city of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35 percent owned by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru S.R.L. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Management of Yanacocha—General Manager/Management Agreement.”

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2013	2012	2011
Gold Sales (in thousands of US$)	1,457,646	2,201,815	2,002,602
Gold sold (oz.)	1,023,173	1,335,065	1,294,194
Average gold price received (US$/oz.)	1,425	1,662	1,576
Costs applicable to sales (US$/oz.)	692	517	581
Other expenses, net (in thousands of US$)	80,065	112,995	40,474
Net income (loss) (in thousands of US$)	140,997	626,540	642,387
Dividends paid (in thousands of US$)	-	-	-

Gold sales. Gold sales decreased by 34 percent, or US$744 million, from 2012 to 2013, due to a decrease in the number of ounces sold and a decreased average realized price of gold. Lower ounces sold were proportionate to lower gold production. Gold ounces produced decreased 24 percent due to lower leach grade material placed on the leach pads compared to the prior year as well as lower mill grade and recovery. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) workers’ participation profit sharing of 8 percent of pre-tax profits based on Peruvian labor legislation, (iii) credit from by-product sales, mainly in connection with silver sales, (iv) third party royalites, (v) write downs of ore on leach pads to net realizable value expense and (vi) other costs. Costs applicable to sales increased 2% or US$13.5 million from 2012 to 2013 despite a 23 percent decline in ounces sold. Offsetting the decline in ounces sold were higher mining costs due to the completion of major development projects in late 2012, leach pad write-downs and lower by-product credits, partially offset by lower workers’ participation and labor costs.

Other expense (net). Other expense (net) decreased 29 percent or US$32.9 million from 2012 to 2013, primarily due to lower employee serverance program costs incurred in 2013 associated with a program to align Yanaocoha’s organization with future business needs. In addition, lower losses associated with asset sales were incurred in 2013 compared to 2012.

Income tax. Yanacocha’s financial and operating results included income and mining tax expense of US$107.6 million in 2013 compared to US$361.9 million in 2012. The difference was primarily due to Yanacocha’s decreased profitability as the result of lower ounces sold and lower average realized gold prices.

Dividends. During the years ended December 31, 2012 and 2013, Yanacocha did not pay dividends to its partners and did not reserve any money related to reinvestment programs.

Critical Accounting Policies

Yanacocha has furnished us with a discussion of its critical accounting policies or methods used in the preparation of its financial statements. Critical accounting policies are those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions. See Note 2 to the Yanacocha Financial Statements for a more complete listing Yanacocha’s accounting policies.

Critical Accounting Policies

Yanacocha has furnished us with a discussion of its critical accounting policies or methods used in the preparation of its financial statements. Critical accounting policies are those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions. See Note 2 to the Yanacocha Financial Statements for a more complete listing Yanacocha’s accounting policies.

Currency

The Yancocha Financial Statements are stated in U.S. dollars, Yanacocha’s functional currency, as most of its transactions are traded, collected and paid in such currency. Transactions in other currencies are recorded in U.S. dollars based on exchange rates prevailing at the time of such transactions. Monetary assets and liabilities denominated in other currencies are translated into the U.S. dollar at exchange rates prevailing at the balance sheet dates, and any resulting gains or losses are reflected in current earnings.

Stockpiles, Ore on Leach Pads and Inventories

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

Stockpile. Stockpiles represent ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.

Ore on Leach Pad. The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting gold-bearing solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable overhead and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

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

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist; the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”. Pre-stripping costs are capitalized during the development of an open pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of de minimus saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

The production phase of an open pit mine commences when saleable minerals, beyond a de minimus amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. Yanacocha’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry resulting in incomparable allocations of stripping costs to deferred mine development and production costs. Other mining companies may expense pre-stripping costs associated with subsequent pits within a mining complex. Other mining companies may capitalize stripping costs incurred in connection with the production phase.

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

Mineral Interests. Mineral interests include acquired interests in production, development and exploration stage properties. The mineral interests are capitalized at their fair value at the acquisition date, either as an individual asset purchase or as part of a business combination.

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

Asset Impairment. Yanacocha reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of gold or other commodities that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. Yanacocha’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties.

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

Reclamation and Remediation Costs

Reclamation obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated retirement obligation is based on when spending for an existing environmental disturbance is expected to occur. Yanacocha reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site in accordance with ASC guidance for reclamation obligations.

Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised.

Recently Adopted Accounting Pronouncements

Reporting of Amounts reclassified out of Accumulated Other Comprehensive Income

In February 2013, ASC guidance was issued related to items reclassified from Accumulated Other Comprehensive Income (Loss). The new standard requires the disclosure, either in a single note or parenthetically on the face of the financial statements, of:(i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. Adoption of the new guidance, effective for Yanacocha’s fiscal year beginning January 1, 2013, had no impact on the consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. In January 2013, an update was issued to further clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement.

Adoption of the new guidance, effective for the fiscal year beginning January 1, 2013, had no impact on the consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Presentation of an Unrecognized Tax Benefit

In July 2013, ASC guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for all same jurisdiction net operating loss carry forward, a similar tax loss, or tax credit carry forwards. A gross presentation will be required only if such carry forwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for the Yanacocha’s fiscal year beginning January 1, 2014. Yanacocha is still evaluating the impact of the updated guidance on the consolidated financial position, results of operations or cash flows.

Results of Operations for the Years Ended December 31, 2013 and 2012

Sales

Gold sales. Gold sales decreased by 34 percent, or US$744 million, from 2012 to 2013, due to a decrease in the number of ounces sold and a decreased average realized price of gold. Lower ounces sold were proportionate to lower gold production. Gold ounces produced decreased 24% due to a decrease in the amount of leach grade material placed on the leach pads compared to prior year as well as lower mill grade and recovery. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold. Production by mine was as follows:

Mine	2013	2012
	(ounces)
Cerro Yanacocha	16,393	141,038
Carachugo	437,095	698,602
Maqui Maqui	5,856	5,810
La Quinua	557,915	500,524
Total	1,017,259	1,345,992

Costs applicable to sales

Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) workers’ participation profit sharing of 8 percent of pre-tax profits based on Peruvian labor legislation, (iii) credit from by-product sales, mainly in connection with silver sales, (iv) third party royalites, (v) write downs of ore on leach pads to net realizable value expense and (vi) other costs. Costs applicable to sales increased 2% or US$13.5 million from 2012 to 2013 despite a 23 perecent decline in ounces sold. Offseting the decline in ounces sold were higher mining costs due to the completion of major development projects in late 2012, leach pad write-downs and lower by-product credits; partially offset by reductions in workers’ profit participation and labor costs. Costs applicable to sales per ounce of gold increased by 34 percent, from US$517 in 2012 to US$692 in 2013.

Operating costs increased by 15 percent from US$549.9 million in 2012 to US$ 634.7 million in 2013. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs. These costs increased in 2013 primarily as a result of the completion of major mine development projects in late 2012 under which certain mining costs were capitalized. The volume of commercial tons mined increased from 51.3 million DST in 2012 to 156.5 million DST for the year ended December 31, 2013. This increase was also associated with the completion of the mine development projects in late 2012.

Royalty expense was US$44.2 million in 2013 as compared to US$66.6 million in 2012. The decrease in the royalty expense paid to Chaupiloma, which equals 3 percent of Yanacocha’s net sales, was directly related to the decrease in Yanacocha’s sales revenues.

Workers’ profit participation decreased by 72 percent, from US$74.0 million in 2012 to US$20.8 million in 2013. This decrease is directly related to the decrease in Yanacocha’s taxable income from 2012 to 2013. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation.

The portion of leach pad inventory write-downs associated with costs applicable to sales increased from US$6.5 million in 2012 to US$106.6 million in 2013 due to the decline in the price of gold during the year. As a result of the significant price declines, certain ore on leach pad inventory carrying costs exceeding their net realizable value resulting in a charge to costs applicable to sales.

Depreciation, depletion and amortization

Depreciation, depletion and amortization increased by 32 percent from US$252.9 million in 2012 to US$333.0 million in 2013. This increase was attributable principally to leach pad inventory write-downs combined higher depreciation associated with assets retirements costs and deferred mine development.

Exploration and Advanced project expenses

Exploration costs decreased by 50 percent, from US$40.0 million in 2012 to US$20.0 million in 2013. This decrease was attributable principally to lower exploration regarding the Yanacocha Verde project combined with an overall reduction in district exploration activites.

Advanced projects costs also decreased from US$81.7 million in 2012 to US$44.5 million in 2013. This decline was primarily due to reduced activities associated with the Conga project.

Other expense (net).

Other expense (net) decreased 29 percent or US$32.9 million from 2012 to 2013 primarily due to lower employee serverance program costs incurred in 2013 associated with a program to align Yanaocoha’s organization with future business needs. In addition, lower losses associated with asset sales were incurred during 2013 compared to 2012.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expense of US$107.6 million in 2013 compared to US$361.9 million in 2012. The difference was primarily due to Yanacocha’s decreased profitability as the result of lower ounces sold and lower average realized average gold prices received.

Net income.

As a consequence of the foregoing, net income decreased by 77.5 percent, or US$485.5 million, from US$626.5 million in 2012 to US$141.0 million in 2013. As a percentage of sales, net income decreased from 29 percent in 2012 to 10 percent in 2013.

Results of Operations for the Years Ended December 31, 2012 and 2011

Sales

Sales increased by 10 percent from US$2,002.6 million in 2011 to US$2,201.8 million in 2012, due primarily to higher average realized prices combined with an increase in the number of ounces sold. The increase in gold produced in 2012 as compared to 2011 was mainly attributable to an increase of milling activities related to higher volume of tons milled, which was 6.3 million DMT for the year ended December 31, 2012 as compared to 6.2 million DMT for the year ended December 31, 2011, and a higher gold grade and recovery rate of 3.89 grams per ton mined and 87.1%, respectively, for the year ended December 31, 2012 as compared to 2.92 and 82.3%, respectively, for the year ended December 31, 2011. Production by mine was as follows:

Mine	2012	2011
	(ounces)
Cerro Yanacocha	141,038	659,996
Carachugo	698,620	319,995
Maqui Maqui	5,811	9,906
La Quinua	500,524	303,226
Total	1,345,992	1,293,123

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

Operating costs decreased by 11 percent from US$618.9 million in 2011 to US$549.9 million in 2012. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs. These costs decreased in 2012 from 2011 primarily as a result of the capitalization of certain costs associated major mine development costs combined with lower labor costs. The volume of commercial tons mined decreased from 108.7 million DST in 2011 to 51.3 million DST for the year ended December 31, 2012. This decrease is also associated with the mine development program under which a significant amount of tons mined were attributable to development, not commercial activities.

Royalty expense was US$66.6 million in 2012 as compared to US$60.8 million in 2011. The increase in the royalty expense paid to Chaupiloma, which equals 3 percent of Yanacocha’s net sales, was directly related to the increase in Yanacocha’s sales revenues.

Workers’ profit participation increased by 2 percent, from US$72.2 million in 2011 to US$74.0 million in 2012. The increase in workers’ profit participation expense is related to the increase in Yanacocha’s sales revenues. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Employees.”

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

Other expenses

Other expenses increased by 180 percent, or US$72.5 million, from 2011 to 2012, mainly due to the execution of an employee severance program in order to align Yanacocha’s organization with future business needs, higher regional administration expenses and higher community development and external affairs activities.

Income tax provision

The increase in income tax provision was directly related to Yanacocha’s increase in taxable income and the full year impact of the new Peruvian mining and income taxes.

Net income

As a consequence of the foregoing, net income decreased by 2 percent, or US$15.8 million, from US$642.4 million in 2011 to US$626.5 million in 2012. As a percentage of sales, net income decreased from 32 percent in 2011 to 29 percent in 2012.

B. Liquidity and Capital Resources

As of December 31, 2013, Yanacocha had cash and cash equivalents of US$587.0 million, substantially all of which were held in U.S. Dollars, as compared to US$618.1 million as of December 31, 2012.

Cash provided by operating activities

Yanacocha’s operations generated a net cash flow from operations of US$305.7 million in 2013 and US$936.7 million in 2012. The net cash flow from operations in 2013 was 67.4% or US$631.0 million lower than in 2012. The decline was primarily driven by lower sales revenues offset in part by lower sales expenses (royalties), lower workers’ participation costs, reduced advanced projects and exploration activities and lower taxes.

Cash used in investing activities

Net cash used in investing activities was US$336.8 million in 2013 and US$1.117 billion in 2012. In 2012, Yanacocha’s investing activities consisted primarily of US$498 million for engineering, construction and equipment at the Conga project, US$338 million for mine development at El Tapado Oeste, the Western Oxides and the Eastern Oxides, US$30 million for equipment components, US$25 million for water treatment plant studies and construction, US$18 million for gold mill tailings improvements, US$17 million for bio-leach studies and plant construction and US$15 million for the standardization of information technology systems. In 2013, Yanacocha’s principal capital expenditures included US$164 million for engineering, construction and equipment at the Conga project, US$82 million for mine development at El Tapado Oeste, the Western Oxides and the Eastern Oxides deposits, US$21.2 million for equipment components, US$20.7 million for bio-leach studies and plant construction, US$11.8 million for upgrade of Yanacocha Gold Mill plant, US$9.6 million for water treatment plant studies and construction, US$5.9 million for major repairs to the Raw water pond Yanacocha Norte, US$6.2 million for gold mill tailings improvements, US$6.2 million for the standardization of information technology systems, US$3.5 million for Chaquicocha pit development and Other minor projects of US$5.7 million.

Cash used in financing activities

Net cash used in financing activities was US$0 million in both 2013 and 2012. In 2013 and 2012, Yanacocha carried no debt and accordingly had no financing costs.

C. Research and Development

Yanacocha is a mining exploration and production company and does not engage in research and development activities.

D. Trend Information

Other than as disclosed in this Annual Report and the Yancocha Financial Statements (included elsewhere in this Annual Report, Yanacocha has informed us that it is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Yanacocha’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Yanacocha has informed us that there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Yanacocha’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2013:

		Payments due by Period (US$ in millions)
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Reclamation and Remediation Liability	593.1	37.5	70.5	44.1	441.0
Open Purchase Orders	17.2	9.0	4.2	4.0	-
Other Long-Term Obligations (*)	30.4	9.6	2.3	18.5	-
Total Contractual Cash Obligations	640.7	56.1	77	66.6	441.0

(*)	Other long-term contracts include, power and fuel supply contract commitments and fuel and inventory obligations. Other Long-Term Obligations includes obligations relating to social development projects and commitments.

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012, and 2013 and the related notes thereto included elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. The Cerro Verde Financial Statements for the year ended December 31, 2011 were the first that Cerro Verde prepared in accordance with IFRS. We applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” to the opening balance as of January 1, 2010, Cerro Verde’s transition date to IFRS. The IFRS 1 application implies that all the standards are applied retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 27 to the Cerro Verde Financial Statements.

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

Cerro Verde has sufficient equipment to move an average of 308,000 tons of material per day using a fleet of haul trucks. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde receives electrical power under long-term contracts with electric utility companies. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs, which Cerro Verde believes will be sufficient to support its currently planned operations.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2011, 2012, and 2013:

	As of and for the year ended December 31,
	2011	2012	2013
Income statement data (1)
Total revenues (US$ in thousands)	2,520,050	2,127,023	1,811,488
Net income (US$ in thousands)	1,078,399	796,584	613,262

Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (tons in thousands)	127,684	64,462	52,676
Millable ore reserves (tons in thousands)	888,371	995,134	1,123,205
Probable:
Leachable ore reserves (tons in thousands)	96,857	137,691	114,990
Millable ore reserves (tons in thousands)	2,864,299	2,997,250	2,756,501
Average copper grade of leachable ore reserves (%)	0.40	0.34	0.33
Average copper grade of millable ore reserves (%)	0.39	0.38	0.37

Production (3)
Cathodes (in thousands of recoverable pounds)	166,017	118,703	104,314
Concentrates (in thousands of recoverable pounds)	481,217	475,771	452,925
Average realized price of copper sold (US$ per pound payable)	4.00	3.61	3.24

(1)	Derived from Cerro Verde’s financial statements filed with the Superintendencia del Mercado de Valores, or the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.
(2)	Reserve calculations are derived from the audited financial statements filed by Cerro Verde with the SMV. Cerro Verde used US$2.00 per pound of copper to determine copper reserves as of December 31, 2013. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.
(3)	Derived from Cerro Verde’s financial statements filed with the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.

Cerro Verde Mining Royalties

SUNAT, the Peruvian national tax authority, has assessed mining royalties on ore processed by the Cerro Verde concentrator, which commenced operations in late 2006. These assessments cover the period October 2006 to December 2007 and the years 2008 and 2009. In July 2013, the Peruvian Tax Tribunal issued two decisions affirming SUNAT's assessments for the period October 2006 through December 2008. Decisions by the Tax Tribunal end the administrative stage of the appeal procedures for the assessments. In September 2013, Cerro Verde filed judiciary appeals related to the assessments because it continues to believe that its 1998 stability agreement exempts all minerals extracted from its mining concession from royalties, irrespective of the method used for processing those minerals. If Cerro Verde is ultimately found responsible for these assessments, it may also be liable for penalties and interest, which accrues at rates that range from approximately 7 percent to 18 percent based on the year accrued and the currency in which the amounts would be payable.

On October 1, 2013, SUNAT served Cerro Verde with a demand for payment totaling 492 million Peruvian nuevos soles (US$176 million based on exchange rates as of December 31, 2013, including interest and penalties of US$104 million) based on the Peruvian Tax Tribunal’s July 2013 decisions for the period October 2006 through December 2008. As permitted by law, Cerro Verde requested and was granted an installment payment program that defers payment for six months and thereafter satisfies the amount via sixty-six equal monthly payments. On July 19, 2013, a hearing on SUNAT's assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. As of December 31, 2013, the aggregate amount of the assessments, including interest and penalties, for the year 2009 was 206 million Peruvian Nuevo soles (US$74 million based on exchange rates as of December 31, 2013. SUNAT may make additional assessments for mining royalties and associated penalties and interest for the years 2010 through 2013, which Cerro Verde will contest, No amounts were accrued for these assessments or the installment payment program as of December 31, 2013, because Cerro Verde believes its 1998 stability agreement exempts it from these royalties and believes any payments will be recoverable.

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

Contingencies

By their nature, contingencies will only be resolved when one or more future events do or do not occur. Determining contingencies inherently involves the exercise of judgment and calculation of the estimated results of future events

Stripping cost

Cerro Verde incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. During the production phase, stripping costs (production stripping costs) can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The former are included as part of the costs of inventory, while the latter are capitalized as a stripping activity asset, where certain criteria are met.

Once Cerro Verde has identified its production stripping for each surface mining operation, it identifies the separate components of the ore bodies for each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify and define these components, and also to determine the expected volumes (e.g., tons) of waste to be stripped and ore to be mined in each of these components.

Results of Operations for the Years Ended December 31, 2013 and 2012

Net sales. Net sales, including mark-to-market adjustments for pounds of copper pending settlement, decreased by 15 percent, from US$2,127.0 million in 2012 to US$1,811.5 million in 2013, principally due to a decrease in average realized copper price during 2013 and lower volume of copper sold. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2012 and 2013:

	Year ended December 31,
	2012		2013		Variation
Average price
Copper (US$/MT)	US$	7,965	US$	7,137	10%

Volume sold
Copper (MT)		267,040		253,828	5%

Average realized copper prices per metric ton decreased from US$7,965 in 2012 to US$7,137 in 2013. The volume of copper sold decreased from 267,040 tons in 2012 to 253,828 tons in 2013, due to a decrease in the volume of copper concentrates and copper cathodes sold. The combined effect of these changes resulted in a US$315.6 million decrease in income from sales of copper in 2013 compared to 2012.

Total costs of sales. Total costs of sales increased by 4 percent, from US$765.8 million in 2012 to US$795.1 million in 2013, due mainly to the net effect of the following:

(a) Material and supplies consumption costs decreased by 1 percent, from US$327.3 million in 2012 to US$324.9 million in 2013, mainly due to the decrease in certain materials consumption used in the concentrator process.

(b) Labor costs, including workers’ profit sharing, increased by 21 percent, from US$177.7 million in 2012 to US$215.4 million in 2013, due mainly to a charge of US$35.2 million related to bonuses paid to employees in connection with the newly signed Union Workers collective labor agreement.

(c) The variation of in process inventories decreased from US$32.5 million in 2012 to US$57.9 million in 2013 as a result of the current mining plan of processing high grade concentrates first and then low grade concentrates.

(d) Depreciation and amortization costs increased by 14 percent, from US$95.9 million in 2012 to US$109.3 million in 2013, due mainly to depreciation charges as the level of fixed assets increased (machinary and equipment)

(e) Repair and maintenance services increased by 8 percent, from US$85.4 million in 2012 to US$91.9 million in 2013; and

(f) Energy costs increased by 1 percent, from US$73.1 million in 2012 to US$73.9 million in 2013, mainly due to an increase in the unit cost per kilowatt during 2013.

Total operating expenses. Operating expenses decreased by 37 percent, from US$108.2 million in 2012 to US$68.3 million in 2013, due mainly to changes in the following components:

(a) Selling expenses decreased by 13 percent, from US$78.7 million in 2012 to US$68.4 million in 2013, due mainly to lower copper sales during 2013; and

(b) In 2012 Cerro Verde incurred a charge of US$19.6 million related to expenses associated with the construction of the water treatment plant. No charges were recorded in 2013.

Operating income. As a result of the foregoing, operating income decreased by 24 percent, from US$1,253.0 million in 2012 to US$948.1 million in 2013.

Income tax. Income tax expense, including current and deferred expense, decreased by 27 percent, from an expense of US$454.6 million in 2012 to an expense of US$333.3 million in 2013. Net current income tax expense (including mining taxes)decreased by US$50.9 million due to lower taxable income, and lower deferred taxes decreased by 70.34 million (mainly related to higher deferred expense in 2012 related to the construction of the water treatment plant and mark-to-market adjustments)

Net income. As a result of the foregoing, net income decreased by 23 percent, from US$796.6 million in 2012 to US$613.3 million in 2013. As a percentage of net sales, net income was 34percent in 2013, compared with 37 percent in 2012.

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

	Year ended December 31,
	2011		2012		Variation
Average price
Copper (US$/t)	US$	8,584	US$	7,964	(7)%

Volume sold
Copper (t)		293,581		267,040	(9)%

Average realized copper prices per metric ton decreased from US$8,584 in 2011 to US$7,965 in 2012. The volume of copper sold decreased from 293,581 tons in 2011 to 267,040 tons in 2012, mainly due to a decrease in the volume of copper cathodes sold. The combined effect of these changes resulted in a US$393.0 million de crease in income from sales of copper in 2012 compared to 2011.

Total costs of sales. Total costs of sales decreased by 7 percent, from US$824.7 million in 2011 to US$765.8 million in 2012, due mainly to the net effect of the following:

(a) Material and supplies consumption costs increased by 4 percent, from US$315.5 million in 2011 to US$327.3 million in 2012, mainly due to the increase in price and quantity of fuel consumption used for the process of waste removal;

(b) Labor costs, including workers’ profit sharing, decreased by 31 percent, from US$256.2 million in 2011 to US$177.7 million in 2012, due mainly to lower workers’ profit sharing to be paid to employees calculated in 2012 as lower income tax basis was obtained;

(c) The variation of in process inventories decreased from US$19.1 million in 2011 to US$32.5 million in 2012 as a result of the current mining plan of processing high grade concentrates first and then low grade concentrates.

(d) Depreciation and amortization costs increased by 14 percent, from US$84.1 million in 2011 to US$95.9 million in 2012, due mainly to an increase in depreciation charges as the level of fixed assets increased;

(e) Repair and maintenance services increased by 15 percent, from US$74.2 million in 2011 to US$85.4 million in 2012; and

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

Operating income. As a result of the foregoing, operating income decreased by 22 percent, from US$1,559.3 million in 2011 to US$1,253.0 million in 2012.

Income tax. Income tax expense, including current and deferred expense, decreased by 6 percent, from an expense of US$483.7 million in 2011 to an expense of US$454.6 million in 2012. Net current income tax expense decreased due to lower taxable income, partially offset by (i) higher deferred taxes mainly related to the deduction of costs for construction of the water treatment plant, mark-to-market adjustments and an increase of the effective tax rate from 30% to 32% beginning in 2014 pursuant to the New Tax Stability Agreement executed in July 2012 and (ii) higher mining taxes expense due to new taxes in force since the fourth quarter of 2011.

Net income. As a result of the foregoing, net income decreased by 26 percent, from US$1,078.4 million in 2011 to US$796.6.0 million in 2012. As a percentage of net sales, net income was 37 percent in 2012, compared with 43 percent in 2011.

B. Liquidity and Capital Resources

As of December 31, 2013, Cerro Verde had cash and cash equivalents of US$854.6 million, compared to US$1,427.5 million at December 31, 2012.

Cash provided by operating activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents provided by operating activities were US$768.3 million in 2013 and US$697.3 million in 2012. The increase in net cash flow provided by operating activities in 2013 compared with 2012 was mainly attributable to the following factors: (i) an increase in proceeds from sales from US$1,961 million in 2012 to US$1,976 million in 2013; (ii) an increase in payments to suppliers and salaries from US$805 million in 2012 to US$1,137 million in 2013 and (iii) a decrease in payment of income tax from US$413 million in 2012 to US$275 million in 2013.

Cash provided by operating activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents provided by operating activities were US$697.3 million in 2012 and US$1,190.7 million in 2011. The decrease in net cash flow provided by operating activities in 2012 compared with 2011 was mainly attributable to the following factors: (i) decrease in proceeds from sales from US$2,865 million in 2011 to US$1,961 million in 2012; (ii) decrease in payments to suppliers and salaries from US$1,057 million in 2011 to US$805 million in 2012 and (iii) decrease in payment of income tax from US$622 million in 2011 to US$413 million in 2012.

Cash used in investing activities for the years ended December 31, 2013 and 2012. Net cash used in investing activities increased from US$653.4 million in 2012 to US$1,340.5 million in 2013, mainly due to: (i) an increase in purchases of property, plant and equipment for the expansion of production at Cerro Verde from US$601 million in 2012 to US$1,066 million in 2013 and (ii) the establishment of a time deposit in the amount of US$225 million in a local bank to endorse a guarantee letter as an injunction to SUNAT in 2013.

Cash used in investing activities for the years ended December 31, 2012 and 2011. Net cash used in investing activities increased from US$195.2 million in 2011 to US$653.4 million in 2012, mainly due to the expansion of production at Cerro Verde.

Cash used in financing activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents used in financing activities was US$0.8 million in 2013 and US$0 in 2012.

Cash used in financing activities for the years ended December 31, 2012 and 2011. Net cash and cash equivalents used in financing activities was US$0 in 2011 and 2012.

Long-term Debt

As of December 31, 2013, Cerro Verde had a financial lease contract amounting to US$5.9 million (US$4.6 million as current portion and US$1.3 million as non-current portion).

C. Research and Development

Not applicable.

D. Trend Information

Expansion of operations

During 2010, Cerro Verde completed its concentrator plant expansion to increase the treatment of copper concentrate from 108,000 to 120,000 tons per day. During the second half of 2011, Cerro Verde completed the feasibility study for a major expansion of its concentrator and leaching facilities. The approximately US$4.6 billion project which are expected to expand the concentrator facilities from 120,000 tons per day of ore to 360,000 tons per day, targeting incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016. Cerro Verde submitted the EIS to the Peruvian authorities for review and approval in December 2011 and received approval from the MEM in December 2012. In 2012, Cerro Verde continued with the execution of its unit of production expansion by undertaking detailed engineering studies and procuring long-lead items. As of December 31, 2013 engineering was more than 90 percent complete and construction progress is advancing on schedule.

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

F. Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2013:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-5 years	More than 5 years
Provision for Remediation and Mine Closure	48			48
Other Current and Long-Term Contractual Obligations	311	305	6
Total Contractual Cash Obligations	359	305	6	48

ITEM 6. Directors, Senior Management and Employees

A. Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting, for a three-year term. The last election took place in March 2014, and the next election is scheduled for March 2016. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides	59	Chairman of the Board	1980	March 2016
Timothy Snider	64	Director	2011	March 2016
Jose Miguel Morales (1)	68	Director	2012	March 2016
Igor Gonzales	59	Director	2014	March 2016
Felipe Ortiz-de-Zevallos	66	Director	2003	March 2016
Carlos del Solar	73	Director	2011	March 2016
Germán Suárez	72	Director	2005	March 2016

Executive Officers
Roque Benavides (1)	59	President and Chief Executive Officer	2001
Carlos E. Gálvez	61	Vice President and Chief Financial Officer	2001
Raúl Benavides (1)	58	Business Development Vice President	1997
Alejandro Hermoza	52	Vice President Community Relations	2008
Francois Muths	62	Operations Vice President	2007
César E. Vidal	59	Explorations Vice President	1996
Gulnara la Rosa	49	General Counsel	2012
Leandro Garcia	45	General Comptroller and Compliance Officer	2011

(1)	Roque Benavides is the brother of Raúl Benavides, and José Miguel Morales is the brother-in-law of Roque Benavides and Raúl Benavides.

Set forth below is biographical information concerning members of our management

Roque Benavides, Chairman of the Board, President and Chief Executive Officer and member of the Nominating Committee. Mr. Benavides has been a director since July 2004 and was our Chief Financial Officer from 1985 to February 2001, when he was appointed President and Chief Executive Officer. Prior to that time, he served as Assistant to our Chairman of the Board from 1980 to 1985 and as a Project Engineer from 1977 to 1979. Mr. Benavides also has been an alternate member of the Executive Committee of Yanacocha since 1992. In addition, he is an alternate board member of Cerro Verde and was the General Manager of Recuperada S.A., formerly one of our majority-owned subsidiaries that has since merged into us, from 1981 to 1996. He currently is serving as an executive officer and as a director of several of our related companies. He also has served as a director of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy) since 1988, serving as Chairman of the Board from 1993 to 1995. Mr. Benavides served as chairman of the Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or CONFIEP) from 1999 to March 2001. In 2001, Mr. Benavides was appointed Vice Chairman of the World Gold Council and Vice Chairman of the Silver Institute in 2007. Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Católica del Perú (Pontifical Catholic University of Peru) in Lima, Peru in 1977 and an M.B.A. from Henley, The Management College of Brunnel University in 1980, and completed the Program for Management Development at the Harvard Business School in 1985 and the Advanced Management Program at Templeton College of Oxford University in 1997. He is a board member of Banco de Crédito and UNACEM, both Peruvian companies.

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

Igor Gonzales, Director and member of the Nominating/Corporate Governance Committee. Mr. Gonzales is a Chemical Engineer from San Antonio Abad University, Cusco, Peru, with 35 years of experience. He is currently a Managing Partner at Magris Resources. He has been a director since February 27, 2014. He was Vice President and General Manager of Pierina Mine Peru, President of Barrick South America, Chief Operating Officer of Barrick Gold Corporation and worked for Southern Peru Copper Corporation Toquepala –Perú from 1980 to 1997. He has been a director of Hudbay Minerals Incorporated, Sierra Metals and Minera Corona. Mr. Gonzales received an M.S. in Extractive Metallurgy from New Mexico Institute of Mining and Technology – Socrro, N.M U.S.A. in 1983 and completed the Advance Management Programme at Henley Management College-England in 2007.

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

Carlos del Solar, Director, member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. del Solar was appointed a director in March 2011. He graduated with degrees in Geology and Geological Engineering from the National University of San Marcos, earned a Master of Science degree from Stanford University, California and completed the Advanced Executive Management Program at the University of Piura. He started his professional career as an exploration geologist for Mobil Oil in Peru and Central America. Between 1977 and 1998 he worked for Occidental Petroleum in Peru as Exploration Vice President, California as Regional Exploration Manager for Latin America and the Caribbean. Then as Exploration Vice President in Malaysia, Regional Operations Manager for Latin America and later, President and General Manager of the Business Unit in Venezuela. Between 1998 and 2001, Mr. del Solar served as President and General Manager of ARCO for Brazil, Colombia, Peru, and Trinidad. In April 2001, he joined Hunt Oil in Peru as President and General Manager and participated in the development of the Camisea gas project and the LNG export project. From January 2005 through January 2007, he served as President of the National Society of Mining, Petroleum and Energy and as First Vice President of the Peruvian Confederation of Private Business Associations (CONFIEP) from March 2007 through March 2009. From March 2010 to March 2012 Mr. del Solar has served as Second Vice President of the Peruvian Exporters Committee (COMEXPERU). He is currently a director and member of the Executive Committees of the National Society of Mining, Petroleum and Energy, and of COMEXPERU. Mr. del Solar also serves as President of the Advisory Council of the Graduate School of the Peruvian University of Applied Sciences (UPC).

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

Carlos E. Gálvez, Vice President and Chief Financial Officer. Mr. Gálvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer. He served as Deputy Manager of our Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980. Mr. Gálvez has also served as director of Colquirrumi, our subsidiary, and was appointed director and General Manager of Conenhua in 2000, Director and General Manager of Empresa de Generacion Huanza in 2007, director of Compañia Minera Condesa in 2010, director of El Brocal in 2002, director of Contacto S.A. in 2005 and other three related companies. He has served as an alternate member of the Executive Committee of Yanacocha since 2005, Minera La Zanja since 2012 and an alternate board member of Cerro Verde since 2005. He also has served as director of the Sociedad de Minería, Petróleo y Energía del Perú (Mining, Petroleum and Energy Society of Peru) since 2000. Prior to joining us, Mr. Gálvez served as Managerial Adjunct for Finance and Credit from 1971 to 1978 at Banco Minero del Perú (Mining Bank of Peru). He has also served as a board member of the Comité de Operación Económica del Sistema Eléctrico Nacional (Committee of Economic Operation of the National Electric System). Mr. Gálvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the Universidad del Pacifico de Lima in 1980 and completed the Program for Management Development, in 1997, and the Advanced Management Program, in 2005, at The Harvard Business School.

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

Alejandro Hermoza Maraví, Vice President Community Relations. A Mechanical Engineer graduated from the University of Maryland, Mr. Hermoza also holds an MSc in Engineering from the same University and an MBA from the Universidad de Ciencia Aplicadas (UPC). He worked as Development Manager for the Confederación Nacional de Instituciones Empresariales Privadas (CONFIEP), and later joined us in 2003, where he began as Deputy Manager for Administration and Human Resources. In 2011, Mr. Hermoza completed the Advance Management Program at Harvard Business School.

Francois Muths, Vice President of Operations. Mr. Muths was appointed Vice President of Operations in February 2007. Prior to that time, Mr. Muths served as a director and general manager of Inversiones Mineras del Sur S.A., our wholly-owned subsidiary from 2005 to 2006, general manager from 1985 to 2005 and general superintendent of the Uchucchacua mine from 1981 to 1983. He received a B.S. in engineering from the National Engineering University of Peru and a M.S. in Mining Engineering from the Colorado School of Mines. In 2005, Mr. Muths completed the Program for Management Development at Harvard Business School. In 2012, Mr. Muths completed the Advanced Management Program at Escuela de Dirección de la Universidad de Piura.

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

B. Compensation

During the year ended December 31, 2013, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$14.2 million, including director’s fees accrued in 2012 and paid in 2013. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers.

We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs. This program is in effect as long as the executives are employed by us at the settlement date of the program. See Note 13(d) to the Financial Statements.

C. Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or the General Meeting, and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Superintendencia del Mercado de Valores, or the SMV (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities), or CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Suárez, Ortiz-de-Zevallos and del Solar.

Compensation Committee

The Compensation Committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee are currently Messrs. del Solar, Ortiz-de-Zevallos and Suárez.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders, monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Nominating/Corporate Governance Committee are currently Messrs. Benavides-Ganoza, Suárez, Morales, del Solar, Gonzales, Ortiz-de-Zevallos and Snider.

D. Employees

As of December 31, 2013, we, including our subsidiaries and Coimolache, had 3,773 employees (including 45 employees from our mining trainee program). In addition, we have entered into arrangements with independent contractors which employed 13,570 persons who worked at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2013, the average tenure of Buenaventura’s permanent laborers was approximately 10 years.

Of the 2,857 permanent employees employed by Buenaventura and its subsidiaries directly, approximately 43 percent are members of eleven different labor unions (including three unions and one labor union committee for clerical workers and four unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. There are also five unions for workers employed by independent contractors that were formed over the last five years in our mines at Uchucchacua, Antapite, Orcopampa-Poracota, Recuperada and Julcani.

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

In May and June 2012, we experienced a 15-day work stoppage at our Orcopampa mine due to strikes related to the collective bargaining process with our labor unions and a further 9-day work stoppage at our Orcopampa mine in October 2012 due to a strike by a contract labor union. In 2013 we experienced a strikes at four of our mines. Julcani and Recuperada were affected by a simultaneous strike that lasted 20 days, between April and May. Uchucchacua had a total of 15 days of work stoppage during 2013, most of them related with the contractor´s workers union. Orcopampa was also affected by two strikes, one called by the National Federation of Mining Workers, which lasted one day, and another regarding proper ventilation at our mines, which lasted for 17 days.

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

Under Peruvian law, we may dismiss workers for cause by following certain formal procedures. We may dismiss a worker without cause, provided that we pay such worker a layoff indemnification in an amount equal to one and a half month’s salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months’ salary. Several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer’s grounds, have limited our ability to dismiss a worker without cause. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to approximately one month’s salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws enacted in 1992, we deposit funds for severance payments in a bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

Our permanent employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the ONP (a public pension fund managed by the state) or in an AFP (private pension funds). We are required to withhold from each of the salaries of the employees enrolled in the ONP system 13 percent of such employee’s salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system approximately 12.5 percent of such employee’s salary, and pay such amounts to the respective AFP (exact amount varies from one AFP to another). Additionally, for workers involved in mining and metallurgical processes, an additional 2 percent is withheld from their salaries, and we contribute an additional 2 percent to increase their pension funds. We have no liability for the performance of these pension plans. In addition, our independent contractors are responsible for covering severance and pension payments with respect to their employees.

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

E. Share Ownership

As of March 31, 2014, our directors and executive officers, as a group, owned 948,624 Common Shares, representing 0.37 percent of all the 254,186,867 Common and Investment Shares outstanding. Our directors and executive officers do not own any Investment Shares.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2014 is set forth below:

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Roque Benavides †	365,398	0.14	—	—	365,398	0.14
Timothy Snider	—	—	—	—	—	—
José Miguel Morales †	267,228	0.11	—	—	267,228	0.11
Igor Gonzalez	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Carlos del Solar	—	—	—	—	—	—
Germán Suárez	—	—	—	—	—	—
Raúl Benavides †	267,228	0.11	—	—	267,228	0.11
Carlos E. Gálvez.	48,770	0.02	—	—	48,770	0.02
Alejandro Hermoza	—	—	—	—	—	—
Francois Muths	—	—	—	—	—	—
César E. Vidal	—	—	—	—	—	—
Gulnara la Rosa	—	—	—	—	—	—
Leandro Garcia	—	—	—	—	—	—
Directors and Executive Officers as a Group †	948,624	0.37%	—	—	948,624	0.37%

†	Does not include Common Shares owned by Roque Benavides, Raúl Benavides and the spouse of José Miguel Morales that are subject to usufructo agreements and related legal instruments with Elsa Ganoza Benavides (spouse of the late Alberto Benavides de la Quintana, our founder and former Chairman). These usufructo agreements and related legal instruments grant Elsa Ganoza Benavides voting control over the Common Shares subject thereto and entitle Mrs. Benavides to receive all dividends payable thereon during her lifetime. Elsa Ganoza Benavides exercises voting control over the Common Shares subject to the usufructo agreements and related legal instruments, including 13,546,608, 13,546,608 and 13,546,608 Common Shares owned by each of Roque Benavides, Raúl Benavides and the spouse of José Miguel Morales, respectively. The Common Shares subject to the usufructo agreements and related legal instruments are not included in the separate calculations of share ownership for Roque Benavides, Raúl Benavides and José Miguel Morales in the table above.

ITEM 7.          Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2014, we had 274,889,924 Common Shares, including 21,144,734 treasury shares, and 744,640 Investment Shares, including 272,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2014, with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares (1)(3)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares (1)(4)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares (1)(5)

Benavides Family (2)	69,187,744	27.27	—	—	69,187,744	27.22
BlackRock Investment Management (UK) Ltd.	19,206,054	7.57	—	—	19,206,054	7.56
BlackRock Global Funds-World Mining Fund	8,750,000	3.45	—	—	8,750,000	3.44
Prima, AFP	12,806,114	5.05	—	—	12,806,114	5.04
Integra, AFP	12,619,755	4.97	—	—	12,619,755	4.96
Market Vectors ETF Trust Gold Miners ETF	11,015,164	4.34			11,015,164	4.33
Van Eck Global	12,079,992	4.76			12,079,992	4.75
BlackRock Global Funds-World Gold Fund	7,800,000	3.07	—	—	7,800,000	3.07
Fidelity Management & Research Co	4,288,376	1.69	—	—	4,288,376	1.69
Horizonte, AFP	9,349,815	3.69	—	—	9,349,815	3.68
BlackRock Fund Advisors	8,064,437	3.18	—	—	8,064,437	3.17

(1)	The table above excludes treasury shares. As of March 31, 2014 Buenaventura held 14,474 common shares and 1,230 Investment Shares and our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 271,733 Investment Shares.
(2)	These Common Shares are owned by certain members of Elsa Ganoza Benavides’ immediate and extended family and their spouses and include the Common Shares over which Elsa Ganoza Benavides’ exercises voting and dispositive control pursuant to usufructo agreements and related legal instruments.
(3)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.
(4)	Percentage calculated on the basis of 417,677 Investment Shares outstanding, which excludes 272,963 treasury shares.
(5)	Percentage calculated on the basis of 254,186,867 Common Shares and Investment Shares outstanding, which excludes 21,447,697 treasury shares.

As of March 31, 2014, we estimate that 169,043,911 ADSs were held in the United States, which represented approximately 66.62 percent of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 70 institutions.

B. Related Party Transactions

Except as otherwise disclosed herein, no director, senior officer, principal shareholder or any associate or affiliate thereof had any material interest, direct or indirect, in any transaction since the beginning of our last financial year that has materially affected us, or in any proposed transaction that would materially affect us. Except as otherwise disclosed herein, we have entered into no transactions with parties that are not “related parties” but who would otherwise be able to negotiate terms not available on an arm’s-length basis. From time to time in the ordinary course of business, we enter into management, exploration, mine construction, engineering and employment contracts with joint venture companies in which one or more of our direct or indirect subsidiaries holds equity or partnership interests.

The compensation of our key executives (including the related income taxes we assumed in connection therewith) totaled US$32.3 million in 2012 and US$4.7 million in 2013.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3 percent royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$62.7 million, US$67.2 million and US$44.2 million in 2011, 2012 and 2013, respectively, and are presented as royalty income in our consolidated statements of income.

Condesa did not receive a cash dividend from Yanacocha in 2011, 2012 or 2013.

We received cash dividends from Cerro Verde of approximately US$183.0 million in 2010. We did not receive a cash dividend from Cerro Verde in 2011, 2012 or 2013.

We received cash dividends from Coimolache of approximately US$16.5 million in 2012 and US$9.8 million in 2013.

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

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for us operating and managing the transmission project, Yanacocha pays an annual fee of US$3.7 million. The revenues for these services amounted to approximately US$4.3 million in each of 2010 and 2011, US$1.7 million in 2012 and US$0.9 million in 2013.

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

Legal Proceedings

Other than the legal proceedings relating to Yanacocha described in “Item 4. Information on the Company—Yanacocha—B. Business Overview — Legal Proceedings,” we and Yanacocha are each parties to certain other legal proceedings arising in the normal course of business, none of which, individually or in the aggregate, is material.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Nuevos Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding income tax of 4.1 percent. See “Item 10. Additional Information – E. Taxation – Peruvian Tax Considerations.”

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2010 to 2013. Dividends with respect to the years 2010 to 2013 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2010	0.160	0.330	0.490	0.160	0.330	0.490	0.160	0.330	0.490
2011	0.230	0.400	0.630	0.230	0.400	0.630	0.230	0.400	0.630
2012	0.200	0.300	0.500	0.200	0.300	0.500	0.200	0.300	0.500
2013	0.010	0.011	0.021	0.010	0.011	0.021	0.010	0.011	0.021

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders that were formerly contained in Law No. 26985, which had been abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Obligatory Shareholders’ Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Obligatory Shareholders’ Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends and that the holder of the shares can instruct us to deposit the dividends in a specific bank account. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV.

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

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2010	1.44	155.50	83.00	271.37	57.20	28.59	0.04	110.00	78.00
2011	2.50	136.00	98.72	323.19	49.53	35.33	0.02	110.00	98.00
2012	2.14	117.00	82.55	236.34	43.90	30.86	0.22	109.30	75.00
2013	2.06	90.99	29.70	472.08	36.58	10.54	0.00	-	-

Quarterly highs and lows

2012
1st quarter	0.52	117.00	102.00	54.60	43.90	37.69	0.00	100.30	99.50
2nd quarter	0.52	113.00	93.50	67.48	43.04	35.03	0.21	94.95.00	89.42
3rd quarter	0.22	103.53	86.00	59.87	40.09	31.05	0.00	77.00	77.00
4th quarter	0.90	100	82.55	54.39	39.28	30.86	0.01	77.00	75.00

2013
1st quarter	0.60	90.09	63.80	82.42	36.58	24.00	0.00	-	-
2nd quarter	0.90	65.05	37.00	106.66	26.11	13.38	0.00	-	-
3rd quarter	0.34	42.50	31.20	143.18	15.64	11.20	0.00	-	-
4th quarter	0.22	40.81	29.70	139.98	14.99	10.54	0.00	-	-
								-	-
Monthly highs and lows
								-	-
2013								-	-
October	0.04	40.81	31.80	47.70	14.99	11.31	0.00	-	-
November	0.10	40.00	31.05	46.82	14.71	10.94	0.00	-	-
December	0.09	31.90	29.70	45.31	11.62	10.54	0.00	-	-
2014							0.00	-	-
January	0.05	37.20	31.45	41.68	13.50	11.08	0.00	-	-
February	0.04	39.00	31.80	47.31	13.60	11.08	0.00	-	-
March	0.13	38.75	33.70	47.11	14.12	11.96	0.00	-	-

(1)   Source: Lima Stock Exchange

(2)   Source: Bloomberg; Yahoo Finance

As of March 31, 2014, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2014, there were 1,219 owners of record of the Common Shares and 899 owners of record of the Investment Shares.

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

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only in the event that the agreement relates to operations the company performs in the regular course of business and in an arms-length transaction. Furthermore, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company’s Board of Directors. Directors are jointly liable to the company and the company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law. In addition, as mentioned above, Article 3 of Law No. 29720 as amended by Law No. 30050 in force since June 27, 2013 provides that directors and managers are liable for economic or other damages that they may cause because of the approval of resolutions that favor such director’s, or a related party’s, interest instead of the company’s, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s length conditions and represents at least 10% of such Company’s assets.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law. Shareholders’ meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least 5 percent of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of at least 5 percent of the Common Shares, the shareholders’ meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, provide that the Board expressly or implicitly refuses to convene the shareholders’ meeting, such holders of at least 5 percent of the Common Shares may request a notary public or a judge to convene the meeting. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or in any other way amend the terms of the summons already made upon the request of at least 5 percent of the Common Shares or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. The notary public or the judge of the domicile of the company shall call for the shareholders meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 016-2004-EF/94.10, Resolución CONASEV No. 015-2005-EF/94.10 and Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to both obtain information regarding a sociedad anónima abierta such as ourselves and to request the SMV to call a shareholders’ meeting if it is not called by the sociedad anónima abierta upon request. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally commenced, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

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

Under our By-laws, the following actions are to be taken at the annual obligatory shareholders’ meetings: approval of our statements of financial position, profit and loss statements and annual reports; the approval of management performance; the allocation of profits; the election of external auditors; the election of the members of the Board of Directors; and any other matters submitted by the Board of Directors. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

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

Not Applicable.

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

Accordingly, capital gains deriving from the disposal of securities issued by legal entities incorporated in Peru are considered Peruvian source income subject to Peruvian Income Tax.

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

Law No. 29645 has technically been in force since January 1, 2011. Implementing regulations were enacted in July 2011, and CAVALI began acting as a withholding agent on November 1, 2011. As a result, with regard to securities transferred through the Lima Stock Exchange by a nonresident transferor subsequent to November 1, 2011, such nonresident transferor is no longer obliged to self-assess and pay its Income Tax liability directly to Peruvian tax authorities within the first 12 working days following the month in which Peruvian source income was earned.

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

As of March 31, 2014, we had no fixed price commitments for the sale of our metals. As of March 31, 2014, we had no silver derivative contracts or gold convertible put option contracts in place.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2014.

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	· Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

· Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	· Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	· Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	· Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

· Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	· As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	· As necessary

Fees Incurred in Past Annual Period

From January 1, 2013 to April 30, 2014, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2013, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework (1992). Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2013.

Our independent registered public accounting firm, Medina, Zaldívar, Paredes & Asociados, has issued an attestation report on our internal control over financial reporting, which is included below.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” - the COSO criteria. Compañía de Minas Buenaventura S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 of Compañía de Minas Buenaventura S.A.A. and subsidiaries and our report dated April 30, 2014, expressed an unqualified opinion thereon.

Lima, Peru,

April 30, 2014

/s/ Medina, Zaldívar, Paredes & Asociados

Countersigned by:

/s/ Victor Burga
Victor Burga
C.P.C.A. Register No. 14859

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.           Audit Committee Financial Expert

The Board of Directors has determined that Mr. German Suárez is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Suárez and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the New York Stock Exchange’s, or NYSE, Listed Company Manual.

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

ITEM 16C.           Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young Global, be elected as the independent auditor for 2013. Medina, Zaldívar, Paredes & Asociados has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2012 and 2013, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Medina, Zaldívar, Paredes & Asociados for 2012 and 2013.

	Year ended December 31,
	2012		2013
Audit Fees	US$	1,002,413	US$	1,248,382
Tax Fees	US$	145,832	US$	175,586
All Other Fees	US$	217,000	US$	28,658
Total	US$	1,365,245	US$	1,452,626

Audit Fees. Audit fees in the above table are the aggregate fees billed by Medina, Zaldívar, Paredes & Asociados in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2012 and 2013.

Tax Fees. Tax fees in the above table are fees billed by Medina, Zaldívar, Paredes & Asociados in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy. In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members an engagement letter is executed. The Audit Committee approved all audit and tax fees in 2013.

ITEM 16D.           Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2013, neither we nor any person acting on our behalf made any purchase of our Common Shares.

ITEM 16F.           Change in Registrant’s Certifying Accountant

None.

ITEM 16G.           Corporate Governance

There are significant differences in the corporate governance practices followed by us as compared to those followed by United States domestic companies under the NYSE, listing standards. The NYSE listing standards provide that the board of directors of a United States domestic listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. Under Peruvian corporate governance practices, a Peruvian company is not required to have a majority of the members of the board of directors be independent.

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

ITEM 16H.           Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.         Financial Statements

Not applicable.

ITEM 18.         Financial Statements

Please refer to Item 19.

ITEM 19.         Exhibits

Page

(a) Index to Financial Statements and Schedules

COMPAÑIA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-2

MINERA YANACOCHA S.R.L.	F-91

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-122

(b)          Index to Exhibits

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañí a de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A., dated June 1, 2005 (incorporated by reference from Compañ ía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics.†

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

	By:	/s/ Carlos E. Gálvez Pinillos

Carlos E. Gálvez Pinillos
Chief Financial Officer

Dated: April 30, 2014

Exhibit Index

Exhibit No.	Document Description

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics.†

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

† Filed herewith.

F-1

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2013, 2012 and 2011, together with the Report of Independent Registered Public Accounting Firm

F-2

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2013, 2012 and 2011, together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated financial statements of Compañía de Minas Buenaventura S.A.A. (a Peruvian public corporation) and subsidiaries (together the “Group”), which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, statements of other comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory notes. These consolidated financial statements are the responsibility of the Group's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Minera Yanacocha S.R.L (an associate in which the Company has a 43.65% interest through its subsidiary, Compañía Minera Condesa S.A.). In the consolidated statements of financial position, the Group’s investment in Minera Yanacocha S.R.L., is stated at US$1,369 and US$1,614 million as of December 31, 2013 and 2012, respectively; and the Group’s equity in the net income of Minera Yanacocha S.R.L. is stated at a loss of US$245 million for the year ended December 31, 2013 and a profit of US$286 and US$308 million for the years ended December 31, 2012 and 2011, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and Subsidiaries as of December 31, 2013 and 2012, their results of operations and their cash flows for each of the years ended on December 31, 2013, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compañía de Minas Buenaventura S.A.A.´s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” and our report dated April 30, 2014 expressed an unqualified opinion thereon.

Lima, Peru,

April 30, 2014

/s/ Medina, Zaldívar, Paredes & Asociados

Countersigned by:

/s/ Victor Burga
Victor Burga
C.P.C.A. Register No. 14859

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2013 and 2012

	Note	2013	2012
		US$(000)	US$(000)
			(Note 2.3)
Assets
Current assets
Cash and cash equivalents	6	61,898	186,712
Financial assets at fair value through profit or loss	7	-	54,509
Trade and other receivables, net	8(a)	260,434	362,904
Inventories, net	9(a)	175,719	157,533
Income tax credit		37,370	24,629
Prepaid expenses		14,597	11,837
Embedded derivative for sale of concentrates, net	28(b)	1,857	-
		551,875	798,124
Non-current asset
Trade and other receivables, net	8(a)	20,607	40,079
Long-term inventories	9(a)	23,366	40,253
Investment in associates	10(a)	2,358,410	2,469,888
Mining concessions, development costs, property, plant and equipment, net	11	1,515,460	1,159,805
Deferred income tax asset, net	24(a)	83,525	111,701
Other assets		7,132	5,123
		4,008,500	3,826,849
Total assets		4,560,375	4,624,973
Liabilities and shareholders’ equity, net
Current liability
Trade and other payables	12(a)	303,951	267,472
Current provisions	13(a)	69,800	71,780
Embedded derivatives for sale of concentrate, net	28(b)	-	4,939
Financial obligations	14(a)	11,370	5,815
Derivative financial instruments	28(a)	1,093	-
		386,214	350,006
Non-current liability
Trade and other payables	12(a)	12,229	731
Other non-current provisions	13(a)	106,376	100,041
Financial obligations	14(a)	223,027	173,489
		341,632	274,261
Total liability		727,846	624,267
Shareholders ‘equity, net	15
Capital stock, net of treasury shares for US$(000)62,665		750,497	750,540
Investment shares, net of treasury shares for US$(000)765		1,396	1,399
Additional paid-in capital		219,055	219,471
Legal reserve		162,663	162,663
Other reserves		269	269
Retained earnings		2,421,238	2,601,792
Other reserves of equity		104	925
Shareholders ‘equity, net attributable to owners of the parent		3,555,222	3,737,059
Non-controlling interest	16(a)	277,307	263,647
Total shareholders’ equity, net		3,832,529	4,000,706
Total liabilities and shareholders’ equity, net		4,560,375	4,624,973

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2013, 2012 and 2011

	Note	2013	2012	2011
		US$(000)	US$(000)	US$(000)
			(Note 2.3)	(Note 2.3)
Operating income
Net sales	18(a)	1,241,256	1,496,349	1,493,882
Royalty income	26(a)	44,185	67,178	62,742
Total operating income		1,285,441	1,563,527	1,556,624
Operating costs
Cost of sales, excluding depreciation and amortization	19	(653,536)	(625,181)	(446,163)
Exploration in units in operation	20	(167,143)	(153,018)	(109,355)
Depreciation and amortization		(165,477)	(123,043)	(96,381)
Royalties	21	(30,623)	(37,667)	(60,262)
Total operating costs		(1,016,779)	(938,909)	(712,161)
Gross profit		268,662	624,618	844,463
Operating expenses
Administrative expenses	22	(77,476)	(99,295)	(75,170)
Exploring in non-operating areas	23	(32,805)	(95,491)	(49,593)
Selling expenses		(16,035)	(18,090)	(11,617)
Provision for impairment of long-lived assets		(6,594)	(3,617)	-
Excess of workers’ profit sharing	13(c)	(704)	(2,164)	(6,221)
Other, net		(2,746)	16,584	2,513
Total operating expenses, net		(136,360)	(202,073)	(140,088)
Operating profit		132,302	422,545	704,375
Other income, net
Share in the results of associates under equity method	10(b)	(108,483)	481,826	496,769
Interest costs		(10,970)	(8,290)	(11,823)
Net gain (loss) from currency exchange difference		(7,012)	1,715	(675)
Interest income		6,623	9,486	11,827
Total other income (expenses), net		(119,842)	484,737	496,098
Profit before income tax		12,460	907,282	1,200,473
Income tax	24(b)	(86,614)	(144,236)	(211,589)
Net profit (loss)		(74,154)	763,046	988,884
Attributable to:
Owners of the parent		(101,675)	703,626	887,333
Non-controlling interest	16(a)	27,521	59,420	101,551
		(74,154)	763,046	988,884
Basic and diluted profit (loss) per share attributable to owners of the parent, stated in U.S. dollars	15(g)	(0.40)	2.77	3.49

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2013, 2012 and 2011

	Note	2013	2012	2011
		US$(000)	US$(000)	US$(000)
			(Note 2.3)	(Note 2.3)

Net profit (loss)		(74,154)	763,046	988,884

Other comprehensive income (loss) of the year
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on hedging derivative instruments		(1,093)	(1,283)	24,471
Income tax for the effect on change in unrealized gain (loss) on hedging derivative instruments		378	439	(7,395)

	28(a)	(715)	(844)	17,076

Net movement on unrealized loss on other investments		(434)	(715)	(687)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		(1,149)	(1,559)	16,389

Total other comprehensive income (loss), net of tax		(75,303)	761,487	1,005,273

Attributable to:
Equity holders of the parent		(102,496)	702,483	895,307
Non-controlling interests		27,193	59,004	109,966

		(75,303)	761,487	1,005,273

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2013, 2012 and 2011

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non-controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2011 (note 2.3)	253,729,664	750,540	2,019	225,978	162,633	269	1,458,670	(5,906)	2,594,203	238,792	2,832,995

Net profit	-	-	-	-	-	-	887,333	-	887,333	101,551	988,884

Other comprehensive income	-	-	-	-	-	-	-	7,974	7,974	8,415	16,389

Total other comprehensive income of the year (note 2.3)	-	-	-	-	-	-	887,333	7,974	895,307	109,966	1,005,273

Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(142,488)	-	(142,488)	(66,736)	(209,224)

Proceeds from expired dividends	-	-	-	-	6	-	-	-	6	-	6

Loss on purchase of non-controlling interest in El Brocal and Colquijirca, note 15(f)	-	-	-	-	-	-	(141,235)	-	(141,235)	(24,107)	(165,342)

Other acquisitions of non-controlling interests	-	-	-	-	-	-	(11,448)	-	(11,448)	4,283	(7,165)

As of December 31, 2011 (note 2.3)	253,729,664	750,540	2,019	225,978	162,639	269	2,050,832	2,068	3,194,345	262,198	3,456,543

Net profit	-	-	-	-	-	-	703,626	-	703,626	59,420	763,046

Other comprehensive income	-	-	-	-	-	-	-	(1,143)	(1,143)	(416)	(1,559)

Total other comprehensive income of the year (note 2.3)	-	-	-	-	-	-	703,626	(1,143)	702,483	59,004	761,487

Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(152,666)	-	(152,666)	(44,881)	(197,547)

Capital reduction in Minera La Zanja S.R.L., note 15(e)	-	-	-	-	-	-	-	-	-	(12,674)	(12,674)

Treasury shares purchase	-	-	(620)	(6,507)	-	-	-	-	(7,127)	-	(7,127)

Proceeds from expired dividends	-	-	-	-	24	-	-	-	24	-	24

As of December 31, 2012 (note 2.3)	253,729,664	750,540	1,399	219,471	162,663	269	2,601,792	925	3,737,059	263,647	4,000,706

Net income (loss)	-	-	-	-	-	-	(101,675)	-	(101,675)	27,521	(74,154)

Other comprehensive loss	-	-	-	-	-	-	-	(821)	(821)	(328)	(1,149)

Total other comprehensive income (loss) of the year	-	-	-	-	-	-	(101,675)	(821)	(102,496)	27,193	(75,303)

Dividends declared and paid, note 15(d)	-	-	-	-	-	-	(78,879)	-	(78,879)	(13,533)	(92,412)

Treasury shares purchase	(14,474)	(43)	(3)	(416)	-	-	-	-	(462)	-	(462)

As of December 31, 2013	253,715,190	750,497	1,396	219,055	162,663	269	2,421,238	104	3,555,222	277,307	3,832,529

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
		(Note 2.3)	(Note 2.3)
Operating activities
Proceeds from sales	1,351,359	1,410,120	1,505,476
Value added tax recovered	66,921	40,940	22,585
Royalty received	50,562	76,106	56,153
Dividends received	9,803	16,467	-
Interest received	8,235	8,606	8,528
Payments to suppliers and third parties	(742,191)	(812,721)	(672,479)
Payments to employees	(216,799)	(201,494)	(164,677)
Payments of royalties	(30,623)	(38,985)	(73,776)
Income tax paid	(66,427)	(136,336)	(111,802)
Payments of interests	(11,494)	(1,485)	(2,543)
Net cash and cash equivalents provided by operating activities	419,346	361,218	567,465
Investing activities
Proceeds from settlement of financial assets at fair value through profit or loss	52,944	-	-
Proceeds from collection of loan to an associate	24,537	-	-
Proceeds from sale of mining concessions, development costs, property, plant and equipment	5,010	255	7,891
Additions to mining concessions, development costs, property, plant and equipment	(503,576)	(468,456)	(317,816)
Contributions and investment in associates	(6,988)	(58,594)	(52,182)
Decrease in time deposits	-	10,121	7,814
Proceeds from sale of investment shares	-	3,658	-
Net cash and cash equivalents used in investing activities	(428,073)	(513,016)	(354,293)
Financing activities
Proceeds from financial obligations	236,975	74,258	50,962
Payments of financial obligations	(260,231)	(1,068)	(2,000)
Dividends paid to controlling shareholders	(78,836)	(152,666)	(142,488)
Dividends paid to non-controlling shareholders	(13,533)	(44,881)	(66,736)
Purchase of treasury shares	(462)	-	-
Capital stock reduction paid to non-controlling interest	-	(7,980)	-
Proceeds from sale of shares to non-controlling interest	-	-	60,379
Purchase of shares to non-controlling shareholders	-	-	(225,303)
Net cash and cash equivalents used in financing activities	(116,087)	(132,337)	(325,186)
Decrease in cash and cash equivalents for the period, net	(124,814)	(284,135)	(112,014)
Cash and cash equivalents at beginning of year	186,712	470,847	582,861

Cash and cash equivalents at year-end	61,898	186,712	470,847

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2013, 2012 and 2011

1.	Identification and business activity of the Group

(a)	Identification -

Compañía de Minas Buenaventura S.A.A. (hereafter “the Company”) is a publicly traded corporation incorporated in 1953. The Company stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent the Company’s shares deposited in the Bank of New York. The Company’s legal domicile is at Calle Las Begonias N°415, San Isidro, Lima, Peru.

(b)	Business activity -

The Group and its subsidiaries (hereinafter “the Group") are principally engaged in the exploration, mining, concentration, smelting and marketing of polymetallic ores and metals.

The Group operates directly nine mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite, Ishihuinca, Mallay, Breapampa and Shila-Paula. In addition, the Group has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; and other units dedicated to mining activities, electricity and services.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2013 and 2012 were approved by the Company’s Management on April 30, 2014 and, in its opinion, will be approved without modifications in the Board of Directors and Shareholders’ Meetings within the terms established by Law.

The consolidated financial statements as of December 31, 2012 and 2011 were approved on February 28, 2013 and February 15, 2012, respectively.

Notes to the consolidated financial statements (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Country of constitution	Ownership in capital
	and operation	December 31, 2013		December 31, 2012
		Direct	Indirect	Direct	Indirect
		%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (*)	Peru	2.71	51.36	2.54	48.18
Inversiones Colquijirca S.A. (*)	Peru	99.99	-	99.99	-
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	Mexico	100.00	-	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	Chile	100.00	-	100.00	-
El Molle Verde S.A.C.	Peru	100.00	-	100.00	-
Apu Coropuna S.R.L.	Peru	70.00	-	-	-
Metalúrgica Los Volcanes S.A.	Peru	100.00	-	100.00	-
Compañía de Minas Cerro Hablador S.A.C.	Peru	99.00	1.00	-	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00	-	100.00
Empresa de Generación Huaura S.A.C.	Peru	1.00	99.00	1.00	99.00

Services
Buenaventura Ingenieros S.A.	Peru	100.00	-	100.00	-
BISA Construcción S.A.	Peru	-	100.00	-	100.00
Contacto Corredores de Seguros S.A.	Peru	-	100.00	-	100.00
Bisa Argentina S.A. (before Minera San Francisco)	Argentina	56.00	44.00	100.00	-

Industrial activities
Procesadora Industrial Rio Seco S.A.	Peru	100.00	-	100.00	-

(*)	As of December 31, 2013 and 2012, the participation of the Company in common shares of El Brocal is 53.72 percent. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Group’s subsidiary (99.99 percent as of December 31, 2013 and 2012), has a 51.06 percent interest in El Brocal, through which the Company holds an indirect participation in El Brocal of 51.36 as of December 31, 2013 (48.18 percent as of December 31, 2012).

Notes to the consolidated financial statements (continued)

2.	Basis for preparation, consolidation and accounting policies

2.1.	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”), as issued by the International Accounting Standards Board (hereinafter “IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities at fair value through profit or loss, which include the derivative financial instruments, that have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands, except when otherwise indicated.

The preparation of consolidated financial statements require that Management use judgments, estimates and assumptions, as detailed on the following note 3.

These consolidated financial statements provide comparative information for prior periods.

2.2.	Basis of consolidation -

The consolidated financial statements comprise the Group’s financial statements and its subsidiaries to the date of the statements of financial position.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all of the following:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
-	Exposure, or rights, to variable returns from its involvement with the investee.
-	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting, or similar, rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.

-	Rights arising from other contractual arrangements.

-	The Group’s voting rights and potential voting rights or a combination of rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the Parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets, liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Notes to the consolidated financial statements (continued)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3.	Changes in accounting policies and disclosures

The Group applied, for the first time, certain standards and amendments effective from January 1, 2013. The only rule requiring modification of previously consolidated financial statements is referred to IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. In addition, the application of IFRS 12 Disclosure of interest in other entities and IFRS 13 Fair value measurement resulted in additional disclosures in the consolidated financial statements.

The nature and the impact of each new standard in the Group is described below:

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

The Interpretations Committee issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, effective January 1, 2013. Until December 31, 2012, the Group recorded costs of clearing removal (stripping cost of production) in the production stage as part of the production cost of inventories. As a result of the adoption of IFRIC 20, the stripping cost of production that is necessary to produce the inventory is recorded as cost of production, while the one that allows access to additional amounts of reserves to be exploited in future periods are capitalized and amortized based on proved and probable reserves of each ore body (component) identified in the open pit.

IFRS 12 Disclosure of interests in other entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. For example, when a subsidiary is controlled with less than the majority of voting rights. IFRS 12 disclosures are provided in note 16.

IFRS 13 Fair value measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price.

Application of IFRS 13 has no significant impact to the fair value measurements of the Group. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. The fair value hierarchy is provided in Note 30.

Notes to the consolidated financial statements (continued)

The following adjustments were made to the consolidated statement of financial position as of December 31, 2012 as a result of the adoption of IFRIC 20:

	As reported	Implementation of IFRIC 20 in subsidiary	Implementation of IFRIC 20 in associates	Restated
	US$(000)	US$(000)	US$(000)	US$(000)
Consolidated statement of financial position -
Asset
Current asset
Inventories, net	163,067	(5,534)	-	157,533
Other current assets, net	640,591	-	-	640,591
	803,658	(5,534)	-	798,124

Non-current asset
Long- term inventories	55,937	(15,684)	-	40,253
Investments in associates	2,452,570	-	17,318	2,469,888
Mining concessions, development costs, property, plant and equipment, net	1,134,276	25,529	-	1,159,805
Deferred income tax asset, net	113,343	(1,642)	-	111,701
Other non-current assets, net	45,202	-	-	45,202

	3,801,328	8,203	17,318	3,826,849

Total asset	4,604,986	2,669	17,318	4,624,973

Liabilities and shareholders’ equity, net
Liabilities
Current liability	350,006	-	-	350,006
Non-current liability	274,261	-	-	274,261

Total liability	624,267	-	-	624,267

Shareholders‘ equity, net
Retained earnings	2,583,120	1,354	17,318	2,601,792
Other equity items of net equity	1,135,267	-	-	1,135,267
Equity attributable to shareholders of the parent	3,718,387	1,354	17,318	3,737,059
Participation of non-controlling shareholders	262,332	1,315	-	263,647
Total shareholders ‘equity	3,980,719	2,669	17,318	4,000,706

Total liability and shareholders ‘equity	4,604,986	2,669	17,318	4,624,973

Notes to the consolidated financial statements (continued)

The following adjustments were made to the consolidated statements of profit or loss for 2012:

	As reported	Implementation of IFRIC 20 in subsidiary	Implementation of IFRIC 20 in associates	Restated
	US$(000)	US$(000)	US$(000)	US$(000)
Consolidated statement of profit or loss -
Operating revenues	1,563,527	-	-	1,563,527
Cost of sales, excluding depreciation and amortization	(629,492)	4,311	-	(625,181)
Other operating costs	(313,728)	-	-	(313,728)
Gross profit	620,307	4,311	-	624,618
Operating expense, net	(202,073)	-	-	(202,073)
Operating profit	418,234	4,311	-	422,545
Equity in income of associates by the equity method	485,064	-	(3,238)	481,826
Other income, net	2,911	-	-	2,911
Profit before income taxes	906,209	4,311	(3,238)	907,282
Income taxes	(142,594)	(1,642)	-	(144,236)
Net profit	763,615	2,669	(3,238)	763,046

Attributable to:
Shareholders of the parent	705,510	1,354	(3,238)	703,626
Non-controlling interests	58,105	1,315	-	59,420
	763,615	2,669	(3,238)	763,046
Net profit (loss) per basic and diluted share attributable to shareholders of the parent, expressed in U.S. dollars	2.78	0.01	(0.02)	2.77

Impact on the consolidated statements of cash flows

The effect on the consolidated statements of cash flows was an increase in net cash and cash equivalents provided by operating activities of US$25.5 million and an increase in net cash and cash equivalents used in investing activities of US$25.5 million as a higher amount was capitalized to the stripping activity asset during the year.

The net profit for 2011 was restated to reflect the IFRIC 20 adoption by its associate Minera Yanacocha S.R.L., which resulted in a increase of US$14,390,000 with respect to the net profit originally reported in 2011. The Company did not recognize the corresponding effects in its subsidiary El Brocal and its associate Sociedad Minera Cerro Verde S.A.A. because the amounts involved were not material for the profit of such year (net effect of US$45,000).

Notes to the consolidated financial statements (continued)

2.4.	Summary of significant accounting policies –

(a)	Foreign currency transactions -

The consolidated financial statements are presented in US dollars, which is also the Group’s functional currency. For each unit, the Group determines the functional currency and the items included in the financial statements of each entity are measured using that functional currency.

Transactions and balance

Transactions in foreign currency (a currency other than the functional currency) are initially recorded by the Group at the exchange rates prevailing at the dates of the transactions, published by the Superintendence of Banking and Insurance and Pension Fund Administrators (AFP for its acronym in Spanish). Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the reporting date. Gains or losses from exchange differences arising from the settlement or translation of monetary assets and liabilities are recognized in the consolidated statements of profit or loss.

Non-monetary assets and liabilities recognized in terms of historical cost are translated using the exchange rates prevailing at the dates of the original transactions.

(b)	Financial instruments - Initial recognition and subsequent measurement -

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Subsequent measurement -

The subsequent measurement of financial assets is classified into four categories:

-	Financial assets at fair value through profit or loss.
-	Loans and receivables.
-	Held-to-maturity investments.
-	Available-for-sale financial investments.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments, as defined by IAS 39.

Notes to the consolidated financial statements (continued)

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value presented as finance costs (negative changes) or finance revenue (positive changes) in the consolidated statements of profit or loss. The Group classified as financial assets at fair value through profit or loss its mutual funds at variable income (see note 7).

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value, with changes in fair value recognized in profit or loss.

Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. The losses arising from impairment are recognized in the consolidated statements of profit or loss.

This category generally applies trade and other receivables, net.

Held-to-maturity investments -

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity. The Group did not maintain any held-to-maturity investment as of December 31, 2013 and 2012.

Available-for-sale financial investments -

The available-for-sale financial investments include investments in shares and debt securities. Equity investments classified as available for sale are those which are not classified as held for trading or are designated as at fair value through profit or loss. Debt securities in this category are those that are thought to have for an indefinite period of time and may be sold in response to liquidity requirements or changes in market conditions. The Group does not have these financial assets as of December 31, 2013 and 2012.

Notes to the consolidated financial statements (continued)

Derecognition of financial assets -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired, or

-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset or, (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent, it has retained the risk and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

(ii)	Impairment of financial assets -

The Group assesses at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset ("loss event"), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in economic conditions that correlate with defaults.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists for financial assets that are individually significant, or collectively for financial assets that are individually insignificant.

The amount of any impairment loss in the impairment identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value is discount using the original effective interest rate of the financial asset.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statements of profit or loss. Interest income (recorded as revenue in the statements of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Loans together with the associated allowance are written off when there is no realistic prospect of a future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

(iii)	Financial liabilities –

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, accounts payable and others, financial obligations, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of interest-bearing loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, financial obligations, derivatives financial instruments and embedded derivatives.

Subsequent measurement -

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statements of profit or loss.

Except for the embedded derivative for concentrate sales, the Group has not designated any financial liability in this category.

Interest-bearing loans and borrowing -

After initial recognition, interest-bearing loans and borrowing are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statements of profit and cost when the liabilities are derecognized as well as through the amortization process.

Notes to the consolidated financial statements (continued)

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization under the effective interest rate method is included as financial costs in the consolidated statements of profit or loss.

Derecognition of financial liabilities -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of profit or loss.

(iv)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(c)	Cash and cash equivalents -

The cash and cash equivalents caption presented in the consolidated statements of financial position includes all cash balances and time deposits, including term deposits with maturities over three months.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents includes cash, short term deposits and high liquidity investments with maturities of three months or less.

(d)	Inventories -

Materials and supplies are valued at the lower of cost or net realizable value.

Cost is determined using the average method. In the case of finished goods and work in progress, cost includes the cost of materials and direct labor and a portion of indirect manufacturing expenses, excluding borrowing costs.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs to make the sale.

Provision (reversal) for losses on the net realizable value are calculated based on a specific analysis conducted annually by the Management and is charged to income in the period in which it determines the need for the provision (reversal).

Classified mineral

The classified ore is placed in tanks to be processed in the medium term until the expansion project of El Brocal’s operations is completed and generally contain lower grade ore than the average ore currently treated. In this sense, the classified mineral is available free to continue the recovery process ores and concentrates.

Notes to the consolidated financial statements (continued)

According to the mine planning, classified mineral will be treated on the next three years. As consequence, the ore is accounted for as non-current inventory and measured at the lower of cost and net realizable value. Annually, the Company’s Management assess the net realizable value of its non-current inventory based on the cash-flow projections obtained by the production and sales of the low grade ore stockpiled considering to: (i) the forward copper price at the year that to be expected to process the low grade ore, (ii) the future costs of processing (considering inflation rates, technological changes and other significant aspects could change), and (iii) the discount rate.

(e)	Business combinations and goodwill -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the administrative expenses caption.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in the consolidated statements of profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Classification and Measurement, is measured at fair value, with changes in fair value recognized in either profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interests held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified again all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the date acquisition.

If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit of loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, this difference is allocate to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

Notes to the consolidated financial statements (continued)

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

(f)	Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control over those policies. The Group's investments in associates are accounted for using the equity method. Under this method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statements of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in other comprehensive income of those investees is presented as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the consolidated statements of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Group´s share of profit or loss of an associate is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the associates.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group. After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss of its investment in associates. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, then recognizes the loss in the consolidated statements of profit or loss.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

(g)	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation and, for qualifying assets, borrowing costs. The capitalized value of a finance lease is also included in this caption.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates then accordingly. Also, when a major inspection is performed, its cost is recognized in the carrying amount of plant and equipment as a replacement if the recognition criteria are satisfied. All other maintenance and repair costs are recognized in profit or loss as incurred.

Notes to the consolidated financial statements (continued)

Depreciation -

Unit-of-production method:

Depreciation of assets directly related to the operation of the mine, whose useful life is greater than the life of the mining unit, is calculated using the units-of-production method, which is based on economically recoverable reserves of the mining unit.

Straight-line method:

Depreciation of assets whose useful life is shorter than the life of the mining unit is calculated using the straight-line method of accounting considering the lower of estimated useful life of the asset or useful life of the mining unit. The useful lives are the following:

Years

Buildings, construction and other	Between 6 and 20
Machinery and equipment	Between 5 and 10
Transportation units	5
Furniture and fixtures	10
Computer equipment	4

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively, if appropriate.

Disposal of assets -

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss when the asset is derecognized.

(h)	Leases -

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the date of inception. The arrangement is assessed to determine whether fulfilment is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that right is not explicitly specified in an arrangement.

Finance leases -

Finance leases, which transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statements of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Notes to the consolidated financial statements (continued)

Operating leases -

Operating lease payments are recognized as operating expenses in the statements of profit or loss on a straight-line basis over the lease term.

(i)	Mining concessions -

Mining concessions represent ownership of the right of exploration and exploitation to the Group on mining properties contains ore reserves acquired. Mining concessions are stated at cost and are amortized on units of production method, using as the basis of proven and probable reserves. If the Group leaves these concessions, the costs associated are punished in the consolidated statements of profit or loss.

Cost includes the fair value attributable to mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of an acquisition.

At the end of each year, the Group evaluates if there is any indicator. If any impairment indicator exists, the Group estimates the asset’s recoverable amount.

Mining concessions are presented in the caption of mining concessions, development costs, property, plant and equipment, net.

(j)	Exploration and mine development costs –

Exploration expenditure –

Exploration costs are expensed as incurred. These costs primarily include materials and fuels used, surveying costs, drilling costs and payments made to the contractors.

Exploration and evaluation activity includes:

-	Researching and analyzing historical exploration data.
-	Gathering exploration data through geophysical studies.
-	Exploratory drilling and sampling.
-	Determining and examining the volume and grade of the resource.
-	Surveying transportation and infrastructure requirements.
-	Conducting market and finance studies.

Development costs –

When the Group’s Management approves the feasibility of the concept study of a project, the costs incurred to develop such property, including additional costs to delineate the ore body and remove impurities it contains, are capitalized as development costs under the caption mining concessions, development costs and property, plant and equipment, net. These costs are amortized when production begins, on the units-of-production basis over the proven and probable reserves.

The development costs include:

-	Metallurgical and engineering studies.
-	Drilling and other costs necessary to delineate ore body.
-	Removal of the initial clearing related to an ore body.

Notes to the consolidated financial statements (continued)

Development costs necessary to maintain production are expensed as incurred.

(k)	Stripping (waste removal) costs -

As part of its mining operations, the Group incurs waste removal costs (stripping costs) during the development and production phases of its mining operations. Stripping costs incurred in the development phase of a mine, before the production phase commences (development stripping), are capitalized as part of the cost of constructing the mine and subsequently amortized over its useful life using units of production method. The capitalization of development stripping costs ceases when the mine starts production.

Stripping costs incurred during the production phase (production stripping costs) are generally considered to create two benefits, being either the production of inventory or improved access to the ore to be mined in the future. Where the benefits are realized in the form of inventory produced in the period, the production stripping costs are accounted for as part of the cost of producing those inventories. Where the benefits are realized in the form of improved access to ore to be mined in the future, the costs are recognized as a non-current asset, referred to as a stripping activity asset, if the following criteria are met:

-	Future economic benefits are probable.
-	The component of the ore body for which access will be improved can be accurately identified.
-	The costs associated with the improved access can be reliably measured.

To identify components of deposit, the Group works closely with the operating personnel to analyze the mine plans. Mostly, an ore body can have several components. The mine plans, and therefore, the identification of components, will vary among mines for a number of reasons.

The stripping activity asset is initially measured at cost, which surges from an accumulation of costs directly incurred during the stripping activity. The production stripping cost is presented within Mining concessions, developmentcosts, property, plant and equipment, net. in the consolidated statements of financial position.

The production stripping cost is subsequently depreciated using the units of production method over the expected useful life of the component identified of the ore body that has been made more accessible by the activity. This cost is stated at cost less accumulated depreciation and accumulated impairment losses, if any.

See the impact of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine in note 2.3.

(l)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Notes to the consolidated financial statements (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less cost of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

Impairment losses of continuing operations, including impairment of inventories, are recognized in the consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset.

For assets in general, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

(m)	Share-based payments -

Senior executives of the Group receive remuneration in the form of share appreciation rights, which can only be settled in cash.

The cost of share-based payments program is measured initially at fair value at the grant date using a binomial model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in its consolidated statements of profit or loss.

(n)	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

Provision for closure of mining units -

When the liability is initially recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets (property, plant and equipment). Over time, the discounted liability is increased for the change in present value based on discounted rates that reflects current market assessments and the risks specify to the liability. In addition, the capitalized cost is depreciated and/or amortized based on the useful life of the asset.

Notes to the consolidated financial statements (continued)

Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the rehabilitation liability and a corresponding adjustment to the related asset. Any reduction in the rehabilitation liability and, therefore, any deduction from the asset to which it relates, may not exceed the carrying amount of the asset. If it does, any excess over the carrying amount is taken immediately to the consolidated statements of profit or loss.

If the change in estimate results in an increase in the rehabilitation liability and, therefore, an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole, and if so, tests for impairment.

For closed mines, changes to estimated costs are recognized immediately in the consolidated statements of profit or loss.

(o)	Treasury shares -

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity at its nominal amount. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments. Any difference between the carrying amount and the consideration is recognized as additional capital in equity. The voting rights related to treasury shares are cancelled for the Group and no dividends on such shares are allocated.

(p)	Revenue recognition -

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding right and taxes. The following specific recognition criteria must also be met before revenue is recognized:

Sales of concentrates and metals -

Revenue from sale of concentrates and metals is recognized when the significant risks and rewards of the goods have passed to the buyer, usually on delivery of the goods.

Contract terms for the Company’s sale of metal in concentrate to customers allow for a price adjustment based on final assay results of the metal in concentrate by the customer to determine the final content. These are referred to as provisional pricing arrangements and are such that the selling price for metal in concentrate is based on prevailing spot prices on a specified future date after shipment to the customer (the quotation period). Adjustments to the sales price occurs based on movements in quoted market prices up to the date of final settlement. The period between provisional invoicing and final settlement can be between one and six months.

Sales contracts for metal in concentrate that have provisional pricing features are considered to contain an embedded derivative, which is required to be separated from the host contract for accounting purposes. The host contract is the sale of metals in concentrate, and the embedded derivative is the forward contract for which the provisional sale is subsequently adjusted with final liquidations. The embedded derivative is originated by the metals prices since the date of issuance of issuance of the provisional liquidation until the date of issuance of the final liquidation.

The embedded derivative, which does not qualify for hedge accounting, is initially recognized at fair value, with subsequent changes in the fair value recognized in the consolidated statements of profit or loss until final settlement, and presented as part of net sales. Changes in fair value over the quotation period and up until final settlement are estimated by reference to forward market prices.

Notes to the consolidated financial statements (continued)

Interest revenue -

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the consolidated statements of profit or loss.

Royalty income -

The royalty income is recognized in accordance with the accrual method considering the substance of the relevant agreements.

Notes to the consolidated financial statements (continued)

Dividends -

Revenue is recognized when the Group's right to receive the payment is established, which is generally when shareholders approve the dividend.

Revenue from engineering and construction services -

Revenue is recognized based on the stage of completion of contracts for existing services. The stage of completion is measured by reference to costs incurred to date as a percentage of total costs to be incurred by each contract.

(q)	Borrowing costs -

Costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as finance part of the cost of an asset. A qualifying asset is one whose value is greater than US$5 million and requires a longer period to 12 months to get ready for its intended use. All other borrowing costs are recognized in the consolidated statements of profit or loss in the period in which they are incurred. Borrowing costs include interest and other costs that the Group incurs in obtaining financing.

(r)	Taxes –

Current income tax -

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid or the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting period in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax -

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except for taxable temporary differences associated with investments in associates, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized only to the extent that is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Notes to the consolidated financial statements (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax rules that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Peruvian mining royalties and special mining tax -

Mining royalties and special mining tax are accounted for in accordance with IAS 12 “Income Tax” because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue-after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the consolidated statements of financial position.

Therefore, obligations arising from Mining Royalties and Special Mining Tax are recognized as income tax. Both, Mining Royalties and Special Mining Tax generated deferred assets and liabilities on the same basis as described above for other forms of taxation.

Sales tax –

Expenses and assets are recognized net of the amount of sales tax, except:

(i)	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

(ii)	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.

(s)	Fair value measurement

The Group measures its financial instruments, such as, derivatives, embedded derivatives, mutual funds, at fair value at the date of the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2 - Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3 - Valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest-level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group's Management determines the policies and procedures for both recurring fair value measurement and non-recurring measurement. At each reporting date, the Group's Management analyzes the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(t)	Derivative financial instruments and hedging accounting -

Initial recognition and subsequent measurement –

The subsidiary El Brocal uses derivative instruments to manage its exposure to changes in the price of metals. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

At the inception of the hedge relationship, El Brocal formally designates and documents the hedge relationship to which El Brocal wishes to apply hedge accounting, and the risk management objective and strategy for undertaking the hedge.

Notes to the consolidated financial statements (continued)

The documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

El Brocal’s hedge is classified as cash hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the interest expense caption.

3.	Significant judgements, estimates and assumptions -

The preparation of the Group’s consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these estimates and assumptions could result in outcomes that require material adjustment to the carrying amount of assets and liabilities affected in future periods.

The Group has identified the following areas where significant judgments, estimates and assumptions are required. Further information on each of these areas and how they impact the various accounting policies are described below and also in the relevant notes to the consolidated financial statements.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

(a)	Contingencies (note 25) -

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

(b)	Stripping costs (note 2.4(k)) –

The Group incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. During the production phase, stripping costs (production stripping costs) can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The former are included as part of the costs of inventory, while the latter are capitalized as a stripping activity asset, where certain criteria are met. Significant judgement is required to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and what relates to the creation of a stripping activity asset.

Once the Group has identified its production stripping for each surface mining operation, it identifies the separate components of the ore bodies for each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify and define these components, and also to determine the expected volumes (e.g., in tons) of waste to be stripped and ore to be mined in each of these components.

Notes to the consolidated financial statements (continued)

(c)	Development start date -

The Group assesses the status of each exploration project of its mining units to determine when the development phase begins. One of the criteria used to evaluate the development start date is when the Group determines that the property can be economically developed.

(d)	Production start date -

The Group assesses the stage of each mine under development to determine when a mine moves into the production phase. The criteria used to assess the start date are determined based on the unique nature of each mining project, such as the complexity of the project and its location. The Group considers various relevant criteria to assess when the production phase is considered to have commenced. Some of the criteria used to identify the production start date include, but are not limited to:

- Level of capital expenditure incurred compared to the original construction cost estimates.

- Completion of a reasonable period of testing of the mine plant and equipment.

- Ability to produce metal in saleable form (within specifications).

- Ability to sustain ongoing production of metal.

When a mine development /construction project moves into the production phase, the capitalization of certain mine development costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements. It is also at this point that depreciation or amortization commences.

(e)	Recovery of deferred tax assets - (note 24) -

Judgement is required to determine whether deferred tax assets are recognized in the consolidated statements of financial position. Deferred tax assets, including those arising from unused tax losses, require Management to assess the likelihood that the Group will generate sufficient taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and judgement about the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realize the deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax law in the jurisdictions in which the Group operates could limit the Group to obtain tax deductions in future periods.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Notes to the consolidated financial statements (continued)

(a)	Determination of mineral reserves and resources -

The Group calculates its reserves using methods generally applied by mining and industry according to international guidelines. All estimated reserves represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed.

The process of estimating quantities of reserves is complex and requires making subjective decisions when evaluating all geological, geophysical, engineering and economic information available choices. Reviews could occur on reserve estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities.

Changes in estimated reserves could mainly affect the carrying value of mining concessions, development costs and property, plant and equipment, the charges in result for depreciation and amortization, and the carrying amount of the provision for closure of mining units.

Notes to the consolidated financial statements (continued)

(b)	Units of production depreciation (note 2.4(g)) -

Estimated economically recoverable reserves are used in determining the depreciation and/or amortization of mine-specific assets. This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life-of-mine production. The life of each item, which is assessed at least annually, has regard to both its physical life limitations and present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves.

Changes in estimates are accounted for prospectively.

(c)	Mine rehabilitation provision (note 2.4(n) and note 13(b)) -

The Group assesses its mine rehabilitation provision at each reporting date. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at reporting date represents management’s best estimate of the present value of the future rehabilitation costs required.

(d)	Inventories, net (note 9) -

Inventories are classified in short and long term in accordance with the time that management estimates will start the production of the concentrate extracted from the mining unit.

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

The deposits of low-grade ore mined from the Colquijirca mining unit are measured by estimating the number of tons added and removed, the number of contained metal tons is based on assay data, and the estimated recovery percentage is based on the expected processing method.

(e)	Recoverability of assets (note 2.4(l) and note 11(b)) -

The Group assesses each asset or cash generating unit in each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use. The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

The Group has determined the operations of each mining unit as a single cash generating unit.

Notes to the consolidated financial statements (continued)

(f)	Share-based payments (note 2.4(m) and note 13(d)) -

The Group measures the cost of their benefits in shares paid in cash to employees by reference to the fair value of the equity instruments at the grant date. The estimated fair value of share- based payments requires determination of the most appropriate inputs to the valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

4.	Standards issued but not effective -

At the date issued of the consolidated financial statements, there is only one standard that applies to the Group that is issued, but not yet effective:

IFRS 9 Financial Instruments -

This standard is effective for annual periods beginning on or after January 1, 2018. IFRS 9 reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The adoption of the first phase of IFRS 9 may have an effect on the classification and measurement of the Group´s financial assets but it will not have an impact on classification and measurement of the Group´s financial liabilities. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.

5.	Transactions in Nuevos Soles

Transactions in Nuevos Soles are completed using exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2013, the exchange rates for U.S. dollars published by this Institution were US$0.3579 for buying and US$0.3577 for selling (US$0.3923 for buying and US$0.3920 for selling as of December 31, 2012) and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2013 and 2012, the Group had the following assets and liabilities denominated in Nuevos Soles:

	As of December 31, 2013	As of December 31, 2012
	S/.(000)	S/.(000)

Asset
Cash and cash equivalents	74,833	23,744
Trade and other receivables	327,296	1,552
Income tax credit	51,136	52,779
Prepaid expenses	30,159	2,484
	483,424	80,559
Liabilities
Trade and other payables	(920,022)	(255,225)
Provisions	(116,600)	(40,908)
	(1,036,622)	(296,133)

Liability position, net	(553,198)	(215,574)

Notes to the consolidated financial statements (continued)

6.	Cash and cash equivalents

This caption is made up as follows:

	As of December 31, 2013	As of December 31, 2012
	US$(000)	US$(000)

Cash	753	1,017
Bank accounts	61,145	67,695
Time deposits	-	118,000

	61,898	186,712

Bank accounts earn interest at floating rates based on market rates.

As of December 31, 2012, time deposits had different maturities (between 5 and 13 days), and earned interest at market rates.

7.	Financial assets at fair value through profit or loss

The Group’s Management used to keep excess cash in mutual funds at variable income, managed by a financial entity of first level, which were designated as financial assets at fair value through profit or loss.

These funds were made up by a portfolio of commercial papers issued by the Peruvian Government and by reputable financial entities.

As of December 31, 2013, the Group liquidated the total amount of the fund (US$54,509,000 as of December 31, 2012).

During the year 2013, the Group recorded a decrease of US$1,565,000 (increases by US$2,331,000 and US$2,024,000, during the years 2012 and 2011, respectively), to bring the investments at their fair value.

Notes to the consolidated financial statements (continued)

8.	Trade and other receivables, net

(a)	This caption is made up as follows:

	2013	2012
	US$(000)	US$(000)

Trade receivables, net (b)
Foreign clients	75,487	126,831
Domestic clients	89,275	151,341
Related entities, note 26(b)	9,421	17,650
	174,183	295,822
Allowance for doubtful accounts	(21,741)	(21,741)
	152,442	274,081
Other receivables
Value added tax credit	65,196	52,655
Related entities, note 26(b)	15,890	38,261
Application for devolution of sales tax	12,654	4,572
Claims to third parties	11,527	4,613
Advances to suppliers	3,630	13,929
Loans to third parties	2,759	679
Other accounts receivable	16,943	14,193
	128,599	128,902
Total trade and other receivables, net	281,041	402,983

Classification by maturity:
Current portion	260,434	362,904
Non-current portion	20,607	40,079
Total trade and other receivables, net	281,041	402,983

(b)	The ageing analysis of trade receivables is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	From 1 to 120 days	More than 120 days
	US$(000)	US$(000)	US$(000)	US$(000)

2013	152,442	152,095	-	347
2012	274,081	269,234	-	4,847

The allowance for doubtful accounts showed no movement during the years 2013, 2012 and 2011. In the opinion of management of the Group, the allowance for doubtful accounts is enough to cover the risk of default to the date of the consolidated statements of financial position. Accounts receivable past due but not impaired are within normal ranges in the industry, and are related to the provisional billings pending final settlement.

Notes to the consolidated financial statements (continued)

9.	Inventory, net

(a)	This caption is made up as follows:

	2013	2012
	US$(000)	US$(000)

Finished goods	45,617	37,863
Products in process	112,287	120,615
Spare parts and supplies	47,828	42,552
	205,732	201,030
Provision for impairment of value of inventory (b)	(6,647)	(3,244)

	199,085	197,786

	2013	2012
	US$(000)	US$(000)

Classification by use:
Current portion	175,719	157,533
Non-current portion	23,366	40,253

	199,085	197,786

The products in process include mineral located in the deposits surrounding the Tajo Norte mine of the subsidiary El Brocal, which will be processed when the capacity expansion project is finished, see note 11(c). The non-current portion of inventory refers to this mineral.

(b)	The provision for impairment of value of inventory had the following movement during the years 2013, 2012, and 2011:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Beginning balance	3,244	3,053	5,091

Provision for impairment of finished goods	3,403	212	383
Reversal of provision	-	(21)	(2,413)
Write-offs	-	-	(8)

Final balance	6,647	3,244	3,053

In December 2013, the subsidiary El Brocal recognized a provision for impairment of 180,072 DMT of mineral (type I). Based on the technical reviews performed by the management of this subsidiary, this mineral cannot be economically treated and sold.

In the opinion of Group’s management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

10.	Investments in associates

(a)	This caption is made up as follows:

	Share in equity
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
	%	%	US$(000)	US$(000)

Minera Yanacocha S.R.L.	43.65	43.65	1,368,797	1,614,244
Sociedad Minera Cerro Verde S.A.A.	19.584	19.584	904,315	788,170
Compañía Minera Coimolache S.A.	40.095	40.095	43,367	32,365
Canteras del Hallazgo S.A.C.	49.00	49.00	39,231	32,423
Other minor investments			2,700	2,686

			2,358,410	2,469,888

In 2013, Minera Yanacocha S.R.L. (hereinafter "Yanacocha") recorded an impairment charge of its long-lived assets of approximately US$726,985,000, net of tax, which reduced the net equity of Yanacocha and, therefore, the equity of the Group in this associate. This decline resulted from the significant drop in the prices of gold and silver compared to the averages obtained in previous years, lower grades to be obtained from mature deposits, the natural depletion of reserves, and higher costs to be incurred in order to obtain the social license to operate the Conga project.

The most significant contingencies related to these associates are detailed in Note 25(d).

(b)	The table below presents the net share in profit (loss) of associates:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	(245,447)	285,636	308,132
Sociedad Minera Cerro Verde S.A.A.	116,160	156,003	208,659
Compañía Minera Coimolache S.A.C.	20,804	40,187	9,648
Canteras del Hallazgo S.A.C.	-	-	(29,670)

	(108,483)	481,826	496,769

Investments in Yanacocha –

Yanacocha is engaged in gold production and exploration and development of gold and copper in their own concessions or owned by S.R.M.L. Chaupiloma Dos de Cajamarca, with which signed a contract of use of mineral rights.

During the last several years, Yanacocha is developing the Conga project, which consists in two deposits of gold and porphyry of copper located at northeast of the Yanacocha operating area in the provinces of Celendín, Cajamarca and Hualgayoc (Peru). As of April 17, 2012, the independent experts hired by Peruvian Government, issued the international report on water component of the environmental impact study for Conga mining project, which validates, essentially, the environmental impact study approved in 2010 and includes recommendations for improvement. On June 22, 2012, Yanacocha’s management approved the recommendations made by independent experts. As a result, Yanacocha’s management has reprogrammed the development activities, focusing on recommended water sustainability activities. Currently, the development of Conga is contingent upon generating acceptable project returns and getting local community and government support. Should Yanacocha be unable to continue with the current development plan at Conga, Yanacocha may in the future reprioritize and reallocate capital to development alternatives in other sites, which may result in an impairment of the Conga project.

Notes to the consolidated financial statements (continued)

The table below presents key financial data from the financial statements of Minera Yanacocha S.R.L. under U.S. GAAP as of December 31, 2013, 2012 and 2011.

	Yanacocha
	2013	2012	2011
	US$(000)	US$(000)	US$(000)
Statements of financial position
Current assets	953,468	995,466	1,127,426
Non-current assets	3,558,496	3,546,069	2,659,808
Current liabilities	222,382	368,367	404,579
Non-current liabilities	578,121	602,478	439,634

Shareholders’ equity, reported	3,711,461	3,570,690	2,943,021

	Yanacocha
	2013	2012	2011
	US$(000)	US$(000)	US$(000)
Statements of profit or loss
Revenues	1,457,646	2,201,815	2,002,602
Costs and expenses	(1,219,202)	(1,219,432)	(1,097,601)
Other income (expense)	10,144	6,014	30,424
Profit before income tax	248,588	988,397	935,425
Income tax	(107,591)	(361,857)	(293,038)

Net profit	140,997	626,540	642,387

The table below presents the reconciliation of the shareholders´ equity prepared under U.S. GAAP with those prepared under IFRS prepared by the Company´s Management as of December 31, 2013, 2012 and 2011, and net income as of December 31, 2013, 2012 and 2011:

Notes to the consolidated financial statements (continued)

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Shareholders´equity under U.S. GAAP	3,711,461	3,570,690	2,943,021
Impairment of property, plant and equipment (i)	(1,038,548)	-	-
Valuation of inventories	1,826	26,740	(26,135)
Asset Retirement Obligation (ii)	71,591	60,901	50,059
Stripping Activity Asset (iii)	62,535	28,674	47,094
Deemed cost of property, plant and equipment	11,377	1,841	2,172
Reversal of deferred workers´ profit sharing	983	18,327	16,979
Deferred income tax for IFRS adjustments (iv)	277,399	(46,243)	(26,639)

Shareholders´equity under IFRS	3,098,624	3,660,930	3,006,551

Group’s interest (43.65%)	1,352,549	1,597,996	1,312,360
Goodwill	16,248	16,248	16,248

	1,368,797	1,614,244	1,328,608

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Net profit under U.S. GAAP	140,997	626,540	642,387
Impairment of property, plant and equipment (i)	(1,038,548)	-	-
Valuation of inventories	(38,859)	52,875	(26,135)
Reversal of deferred workers´ profit sharing	(17,344)	1,348	16,979
Stripping Activity Asset (iii)	33,861	(18,420)	47,094
Asset Retirement Obligation (ii)	10,690	10,842	50,059
Deemed cost of property, plant and equipment	9,536	(331)	2,172
Deferred income tax for IFRS adjustments (iv)	323,642	(19,603)	(26,640)
Other minors	13,718	1,128	-

Net profit or loss under IFRS	(562,307)	654,379	705,916

Group’s interest (43.65%)	(245,447)	285,636	308,132

Summary of significant differences between U.S. GAAP followed by Yanacocha and IFRS used by the Group for its consolidated financial statements:

(i)	Impairment of property, plant and equipment –

The decline in gold, copper and silver prices was deemed to be indicator of a potential impairment of the long-lived assets of Yanacocha and Conga. Consequently, Yanacocha performed an impairment assessment as of December 31, 2013. The difference between U.S. GAAP and IFRS is originated by the use of discounted future cash flows for IFRS while for U.S. GAAP Yanacocha used undiscounted future cash flows.

Notes to the consolidated financial statements (continued)

(ii)	Asset Retirement Obligation (ARO) –

Under IFRS, provisions are adjusted at each statement of financial position to reflect the current best estimate. If the provision was discounted, the provision should increase in each period to reflect the passage of time. The interest rate used to measure that change is a rate that reflects current market assessments of the time value of money and the risks specific to the liability as of each statement of financial position date.

Under U.S. GAAP, changes to an ARO due to the passage of time are measured by applying an interest method of accretion to the amount of the liability at beginning of the period. The interest rate used to measure that change is the credit-adjusted risk free rate that existed when the liability, or portion thereof, was initially measured.

(iii)	Stripping Activity Asset -

Under IFRS, the stripping cost of production that is necessary to produce the inventory is recorded as cost of production, while the one that allows access to additional amounts of reserves to be exploited in future periods are capitalized and amortized based on proved and probable reserves of each ore body (component) identified in the open pit. Under U.S. GAAP, the costs of clearing removal (stripping cost of production) incurred during the production stage are recorded as part of the production cost of inventories.

(iv)	Deferred income tax for IFRS adjustments –

The various reconciliation items lead to different temporary differences. Yanacocha accounted for such differences according to its tax and accounting policies.

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) –

Cerro Verde is involved in extracting, producing and selling of cathodes and copper concentrate from the mining unit located in Arequipa, Peru.

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

Notes to the consolidated financial statements (continued)

	2013	2012
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current asset	1,453,386	1,981,371
Non-current asset	3,374,815	2,097,182
Current liability	(427,314)	(272,468)
Non-current liability	(313,403)	(331,863)
Shareholders’ equity, reported	4,087,484	3,474,222

Adjustments to conform to the accounting policies of the Group	(20,124)	-

Shareholders’ equity, adjusted	4,067,360	3,474,222

Group’s interest (19.584%)	796,552	680,407
Goodwill	107,763	107,763

	904,315	788,170

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Revenue	1,811,488	2,127,023	2,520,050
Cost of sales	(795,064)	(765,789)	(824,700)
Sales expenses	(68,448)	(78,674)	(83,612)
Costs related to water plant	-	(19,606)	(13,670)
Excess of workers’ profit shares	-	-	(21,923)
Other operating income (expenses)	147	(9,898)	(16,865)
Finance costs	(1,843)	(6,951)	(165)
Finance income	2,178	1,886	1,078
Exchange difference	(1,858)	3,149	1,924
Profit before income taxes	946,600	1,251,140	1,562,117
Income tax	(333,338)	(454,556)	(483,718)
Net profit reported	613,262	796,584	1,078,399

Adjustments to conform to the accounting policies of the Group	(20,124)	-	-

Net profit, adjusted	593,138	796,584	1,078,399
Group’s interest (19.584% in 2013 and 2012, and 19.349% in 2011)	116,160	156,003	208,659

The fair value of the Group´s interest in Cerro Verde shares amounts to US$1,679,597,000 and US$2,605,089,000 as of December 31, 2013 and 2012.

Notes to the consolidated financial statements (continued)

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2013	2012
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current asset	74,867	115,424
Non-current asset	128,882	136,003
Current liability	(55,685)	(61,058)
Non-current liability	(13,857)	(78,708)
Shareholders’ equity, reported	134,207	111,661
Adjustments to conform to the accounting policies of the Group	(26,047)	(30,939)

Shareholders’ equity, adjusted	108,160	80,722

Group’s interest (40.095%)	43,367	32,365

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Revenue	209,636	262,597	79,176
Costs of sales	(124,325)	(113,866)	(39,445)
Administrative expenses	(1,843)	(2,344)	(1,445)
Sales expenses	(522)	(701)	(180)
Other operational income, net	779	361	24
Finance income	335	353	79
Finance costs	(2,385)	(5,463)	(4,199)
Gain (loss) from exchange difference	(524)	1,305	(917)
Profit before income taxes	81,151	142,242	33,093
Income taxes	(34,156)	(50,995)	(9,282)
Net profit, reported	46,995	91,247	23,811
Adjustments to conform to the accounting policies of the Group	4,892	8,983	252

Net profit, adjusted	51,887	100,230	24,063

Group’s interest (40.095%)	20,804	40,187	9,648

Notes to the consolidated financial statements (continued)

Investment in Canteras del Hallazgo S.A.C -

Canteras del Hallazgo S.A.C. is currently developing a mining Project Chucapaca located in the department of Moquegua, Peru. There are evidences of gold, copper and silver in the deposit of Canahuire, which is located in the project’s zone.

The table below presents the key financial data from the financial statements of Canteras del Hallazgo S.A.C. under IFRS:

	2013	2012
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current asset	10,832	10,847
Non-current asset	130,940	121,543
Current liability	(2,332)	(6,842)
Shareholders’ equity, reported	139,440	125,548

Adjustments to conform to the accounting policies of the Group	(59,377)	(59,377)

Shareholders’ equity, adjusted	80,063	66,171

Group’s interest (49%)	39,231	32,423

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Net income of the period, reported	-	-	-
Adjustments to conform to the accounting policies of the Group	-	-	(60,551)

Net loss, adjusted	-	-	(60,551)

Group’s interest (49%)	-	-	(29,670)

Notes to the consolidated financial statements (continued)

11.	Mining concessions, development costs, property, plant and equipment, net

(a)	Below is presented the movement in cost:

	As of January 1, 2012	Additions	Retirements	Sales	Transfers	As of December 31, 2012	Additions	Retirements	Sales	Transfers	As of December 31, 2013
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	4,061	1,968	-	-	-	6,029	6,044	-	(4)	-	12,069
Mining lands	7,215	-	-	-	-	7,215	-	-	-	-	7,215
Mining concessions	137,309	-	-	-	-	137,309	-	-	-	-	137,309
Development costs	237,515	35,391	-	-	-	272,906	81,603	-	-	-	354,509
Buildings, constructions and other	324,875	8,673	(612)	(12)	172,825	505,749	4,864	(151)	(798)	6,340	516,004
Machinery and equipment	366,715	76,850	(597)	(8,378)	25,331	459,921	93,810	(2,566)	(11,572)	28,285	567,878
Transportation units	11,163	742	(212)	(460)	734	11,967	1,295	(26)	(680)	680	13,236
Furniture and fixtures	10,772	785	-	(82)	781	12,256	720	(26)	(140)	799	13,609
Units in transit	44,326	49,970	(8)	-	(50,616)	43,672	8,292	(1,371)	-	(14,119)	36,474
Work in progress	312,343	268,548	-	-	(149,055)	431,836	297,852	(288)	-	(21,985)	707,415
Stripping activity asset	19,094	25,529	-	-	-	44,623	35,029	-	-	-	79,652
Mine closure costs	34,439	21,779	-	-	–	56,218	38,117	(4,804)	-	-	89,531
	1,509,827	490,235	(1,429)	(8,932)	-	1,989,701	567,626	(9,232)	(13,194)	-	2,534,901
Accumulated depreciation and amortization
Mining land	2,304	898	-	-	-	3,202	-	-	-	-	3,202
Mining concessions	70,640	3,643	-	-	-	74,283	9,776	-	-	-	84,059
Development costs	160,290	40,727	-	-	-	201,017	30,667	-	-	-	231,684
Buildings, construction and other	171,279	46,130	(610)	(2)	-	216,797	72,151	(151)	(677)	(6,719)	281,401
Machinery and equipment	230,178	55,653	(215)	(4,801)	4	280,819	62,233	(693)	(6,103)	6,719	342,975
Transportation units	7,127	1,228	(122)	(462)	-	7,771	1,312	(26)	(652)	-	8,405
Furniture and fixtures	6,080	1,008	(1)	(28)	(4)	7,055	1,086	(25)	(137)	-	7,979
Stripping activity asset	1,394	891	-	-	-	2,285	854	-	-	-	3,139
Mine closure costs	20,738	3,512	-	-	-	24,250	13,336	-	-	-	37,586
	670,030	153,690	(948)	(5,293)	-	817,479	191,415	(895)	(7,569)	-	1,000,430
Provision for impairment of long-lived assets
Mining concessions of Antapite	2,805	-	-	-	-	2,805	-	-	-	-	2,805
Property, plant and equipment	2,432	2,303	-	-	-	4,735	-	-	-	-	4,735
Development costs	3,563	1,314	-	-	-	4,877	3,912	-	-	-	8,789
Mine closure costs	-	-	-	-	-	-	1,668	-	-	-	1,668
Work in progress	-	-	-	-	-	-	1,014	-	-	-	1,014
	8,800	3,617	-	-	-	12,417	6,594	-	-	-	19,011

Net cost	830,997					1,159,805					1,515,460

Notes to the consolidated financial statements (continued)

(b)	During the years 2013 and 2012, the Group recognized impairment losses of certain assets by US$6,594,000 and US$3,617,000, respectively, as a result of the decrease in the level and quality of reserves of the mining units Poracota, Recuperada, Shila-Paula and Antapite. The recoverable amounts were determined based on their values in use and were calculated at each mining unit. The discount rate used, before taxes, was 6.21 percent. Management believes that there will not be significant changes in the discount rate that may increase the impairment loss.

(c)	Work in progress –

The table below presents a detail of the work in progress of the Group:

			Investment executed as of December 31,
	Estimated completion period	Estimated investment	2013	2012
		US$(000)	US$(000)	US$(000)
Empresa de Generación Huanza S.A. (i)
Hydroelectric Huanza with 90.6 MW capacity	First quarter of 2014	257,000	212,104	174,828

Sociedad Minera El Brocal S.A.A. (ii)
Operations expansion project to 18,000 DMT/ day	First quarter of 2014	432,200	185,106	112,592

Procesadora Industrial Río Seco S.A. (iii)
Washing plant, sulfuric acid and manganese sulphate	First quarter of 2014	122,669	59,449	40,288

Others			250,756	104,128

Total work in progress			707,415	431,836

(i)	This project will permit to provide electricity to the Group's operations, as well as to the Peruvian electricity system. The construction of this hydroelectric plant is being financed with resources from Consorcio Energético de Huancavelica S.A. and with funds from a finance lease, see note 14.

(ii)	This project will allow the economic exploitation of mineral processing lower grade lead-zinc extracted from Tajo Norte and copper extracted from Marcapunta Norte. The construction is being financed with own and third-party resources.

(iii)	This construction will allow to wash with sulfuric acid the manganese content in the lead-silver concentrate of the Uchucchacua mining unit to try to chemically reduce the degree of manganese and to obtain a concentrate with a higher value added. This process will also permit to improve the silver recovery and to increase the reserves. The construction is being financed with own resources.

Notes to the consolidated financial statements (continued)

(d)	The carrying value of plant and equipment held under finance lease contracts as of December 31, 2013 was US$234,397,000 (US$119,000,000 as of December 31, 2012) and is presented as work in progress. During the year 2013, additions under this modality amounted to US$115,397,000 (US$13,958,000 during the year 2012). Leased assets are pledged as security for the related finance leases liabilities.

(e)	The amount of borrowing costs capitalized during the year 2013 was US$11,746,000 (US$4,944,000 in 2012). The average rate used to determine the borrowing costs to be capitalized was 3.5 percent in 2013 (4.0 percent during the year 2012).

12.	Trade and other payables

(a)	This caption is made up as follows:

	As of December 31, 2013	As of December 31, 2012
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	219,730	199,551
Related entities, note 26(b)	1,427	1,621

	221,157	201,172

Other payables
Remuneration and similar benefits payable	18,797	17,487
Taxes payable	13,742	24,389
Accounts payable to non-controlling interests	11,772	4,694
Royalties payable to the Peruvian State	2,455	7,350
Dividends payable	1,115	1,928
Other liabilities	47,142	11,183
	95,023	67,031

	316,180	268,203

Classification by maturity:
Current portion	303,951	267,472
Non-current portion	12,229	731

Total trade and other payables	316,180	268,203

Notes to the consolidated financial statements (continued)

(b)	Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations are mostly denominated in U.S. dollars, have current maturities, accrue no interest and are not secured.

13.	Provisions

(a)	This caption is made up as follows:

	As of December 31, 2013	As of December 31, 2012
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (b)	145,213	99,438
Provision for security contingencies and community obligations	8,577	3,330
Workers’ profit sharing payable (c)	7,207	28,427
Provision for labor contingencies	6,020	7,490
Provision for environmental liabilities	3,751	1,932
Stock appreciation rights (d)	1,971	28,258
Board of Directors’ participation, note 26(e)	1,459	2,721
Other provisions	1,978	225

	176,176	171,821

Classification by maturity:
Current portion	69,800	71,780
Non-current portion	106,376	100,041

	176,176	171,821

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2013	2012
	US$(000)	US$(000)

Beginning balance	99,438	81,914
Changes in estimates (property, plant and equipment and development costs)	49,848	24,300
New mine closure plans	16,665	8,897
Accretion expense	6,402	6,812
Disbursements	(27,140)	(22,485)

Final balance	145,213	99,438

Notes to the consolidated financial statements (continued)

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2014 and 2040. These estimates are based on studies prepared by independent advisers that meet the environmental regulations in effect.

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

As of December 31, 2013, the future value of the provision for closure of mining units and exploration projects was US$183,756,000, which has been discounted using the annual risk-free rates ranging from 0.79 to 2.65 percent in periods of 1 to 27 years, resulting in an updated liability of US$145,213,000 (US$99,438,000 as of December 31, 2012). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

The Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$74,486,000 (US$46,608,000 as of December 31, 2012) to secure mine closure plans of its mining units.

(c)	Workers’ profit sharing -

Legislative Decree N° 892 (L.D. 892), issued in 1996, regulates the right of workers to participate in the profits of companies that obtain taxable income. Under this legislative decree, companies domiciled in Peru have to compute and pay to their employees a share of the profits generated by such companies.

The workers’ profit sharing is recorded as a production cost or administrative expense according to the duties or function of the workers.

The workers’ profit sharing is paid with a limit of 18 salaries. The excess is retained by the Group and this is paid to Peruvian Government entities (FONDOEMPLEO and regional government). During the year 2013, the excess between the total amounts of workers’ profit sharing calculated in accordance to D.L. 892 and the limit to pay to employees amounts to US$704,000 in the year 2013 (US$2,164,000 in the year 2012 and US$6,221,000 in the year 2011), which will be transferred to FONDOEMPLEO or the regional government within the period established by law. Based on the Group’s accounting policy, such excess is shown as operating expenses in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

The following table presents the movement of the workers’ profit sharing:

	2013	2012
	US$(000)	US$(000)

Beginning balance	28,427	39,157
Provision of current year	6,734	23,284
Payments	(27,954)	(34,014)

Final balance	7,207	28,427

(d)	Stock appreciation rights -

Senior executives of the Group are granted share appreciation rights, which can only be settled in cash, if the executive is working for the Group at each program’s settlement date. These programs are mainly structured in a 10-year term, allocated in several programs with progressive maturities. The settlement of each program is determined based on the variation of the market prices at the maturity date as compared to the price at the date of the grant, over the corresponding number of shares.

The table below presents the main assumptions used by the Group to estimate the fair value:

	2013	2012

Historical volatility	47.69%	48.38%
Risk-free interest rate for the remaining period until vesting	0.00%	0.16%
Dividend yield	1.29%	1.25%
Period covered by the program	10 years	10 years
Market value of the shares at closing	US$11.22	US$35.95

The expected life of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The valuation model used by the Group as of December 31, 2013 and 2012 was Turnbull & Wakeman.

Notes to the consolidated financial statements (continued)

The table below presents the movement of the shares subject to the compensation program for the years 2013 and 2012:

	Number of shares
	2013	2012

Beginning balance	3,969,664	3,593,733
Granted during the year	790,000	790,000
Retired during the year	(70,199)	(82,000)
Expired during the year	(454,686)	(332,069)

Final balance	4,234,779	3,969,664

The payment obligations of shares subject to the compensation program per year are: 573,033 shares in 2014; 698,531 shares in 2015; 655,115 shares in 2016; and 2,308,100 shares in 2017 and thereafter.

The table below presents the movement of the stock appreciation rights for the years 2013 and 2012:

	2013	2012
	US$(000)	US$(000)

Beginning balance	28,258	43,188
Valuation (reverse) of the year	(20,207)	1,799
Payments made during the year	(6,080)	(16,729)

Final balance	1,971	28,258

Classification by maturity:
Current portion	1,593	6,055
Non-current portion	378	22,203

	1,971	28,258

Notes to the consolidated financial statements (continued)

14.	Financial obligations
(a)	This caption is made up as follows:

	Annual interest rate	Original maturity	2013	2012
			US$(000)	US$(000)
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease (b)	Three-month Libor + 4.00%	2021	119,000	119,000

Sociedad Minera El Brocal S.A.A
Leaseback (c)	Three-month Libor + 5.00%	2019	115,397	-
Banco de Crédito del Perú – Loan (d)	Three-month Libor + 3.00%	2016	-	60,000

Other minor			-	304

			234,397	179,304
Classification by maturity:
Current portion			11,370	5,815
Non-current portion			223,027	173,489

			234,397	179,304

(b)	On December 2, 2010, Empresa de Generación Huanza S.A. entered into a finance lease contract with Banco de Crédito del Perú, with the following terms and conditions:

-	Principal: US$119,000,000.
-	Term and annual interest rate: 7 years since the operation of the hydroelectric plant, with a variable rate.
-	Guarantee: leased equipments.
-	Amortization: Quarterly maturities determined by Banco de Crédito in the final payment schedule at the initial date of operation.

(c)	The shareholders’ meeting of El Brocal, held on September 25, 2013, approved to enter into a sale and leaseback contract up to US$180,000,000 through the sale of assets by the same amount, consisting on equipment, machinery and production plants in the Colquijirca mining unit. In November 2013, El Brocal received funds by US$116,531,000, with a 5 year period, to be paid in 20 quarterly installments starting March 20, 2014. The remaining balance amounting to US$63,469,000 was received on January 23, 2014.

The financing is secured by a trust agreement on receivables, sales contracts and cash inflows on commercial contracts; and other related to the administration, use, disposal and recognition of the assets specified in the contract.

In connection with the above financing, El Brocal must comply with the following financial ratios:

(i)	Debt service coverage ratio: higher than 1.3 from January 1, 2014.

(ii)	Leverage ratio: less than 1.0.

Notes to the consolidated financial statements (continued)

(iii)	Debt ratio:
a.	Less than 5.0 from the closing date until March 31, 2014;
b.	Less than 4.5 at June 30, 2014;
c.	Less than 4.0 at September 30, 2014;
d.	Less than 3.0 at December 31, 2014;
e.	Less than 2.5 from January 1, 2015 until December 31, 2015 and,
f.	Less than 2.0 from January 1, 2016 and thereafter.

These financial ratios shall be calculated based on the financial statements of El Brocal as of each quarter ending March, June, September and December, starting the year 2014.

The compliance with the above financial ratios described above shall be monitored by El Brocal’s management.

(d)	On September 28, 2012, El Brocal entered into a mid-term loan contract with Banco de Crédito del Perú by US$120,000,000, which was approved by its Board of Directors on April 23, 2012, with the following terms and conditions:

-	Principal: US$120,000,000.
-	Term and annual interest rate: 4 years with a variable rate (Three-month Libor plus 3 basic points).
-	Guarantee: Pledge over 2 concentrate sales contract, one of copper and another of lead.
-	Amortization: Quarterly constant installments and a final payment of 25 percent of the principal.

The first disbursement of US$60,000,000 was received in November 2012. In May 2013, El Brocal received a second disbursement of US$60,000,000.

This loan was fully amortized with the funds obtained from the financing described in the previous paragraph (c); and the funds obtained as a result of the additional capital contributions from the shareholders of El Brocal.

Notes to the consolidated financial statements (continued)

(e)	The financial obligations held by the Group mature as follows:

Year	As of December 31, 2013	As of December 31, 2012
	US$(000)	US$(000)

2014	-	28,364
2015	39,968	28,250
2016	40,041	28,250
2017	45,955	37,625
2018 and thereafter	97,063	51,000

	223,027	173,489

15.	Shareholders’ equity, net

(a)	Capital stock -

The Group’s share capital is stated in Nuevos Soles (S/.) and consists of common shares with voting rights, with a nominal amount of S/.10.00 per share. The table below presents the composition of the capital stock:

	As of December 31, 2013
	Number of shares	Capital stock	Capital stock
		S/.(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

	As of December 31, 2012
	Number of shares	Capital stock	Capital stock
		S/.(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,160,260)	(211,603)	(62,622)

	253,729,664	2,537,296	750,540

The market value of the common shares amounted to US$10.74 per share as of December 31, 2013 (US$36.06 per share as of December 31, 2012). These shares presented a trading frequency of 95 percent in the year 2013 (97.61 percent in the year 2012).

Notes to the consolidated financial statements (continued)

(b)	Investment shares -

Investment shares have a nominal value of S/.10.00 per share. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings. However, they confer upon the holders thereof the right to participate in the dividends distribution in the same manner as common shares. The table below presents the composition of the investment shares:

	As of December 31, 2013
	Number of shares	Investment shares	Investment shares
		S/.(000)	US$(000)

Investment shares	744,640	6,827	2,019
Treasury investment shares	(272,963)	(1,652)	(623)

	471,677	5,175	1,396

	As of December 31, 2012
	Number of shares	Investment shares	Investment shares
		S/.(000)	US$(000)

Investment shares	744,640	6,827	2,019
Treasury investment shares	(271,733)	(1,640)	(620)

	472,907	5,187	1,399

The market value of the investment shares amounted to US$10.73 per share as of December 31, 2013 (US$29.41 per share as of December 31, 2012). These shares presented a trading frequency of 10.00 percent (7.57 percent as of December 31, 2012).

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

For the year ending December 31, 2013, 2012 and 2011, the Group had not increased its legal reserve due to its legal reserve reached the limit mentioned before.

Notes to the consolidated financial statements (continued)

(d)	Dividends declared and paid -

The table below presents the dividends declared and paid in 2013, 2012 and 2011:

Meetings	Date	Dividends declared and paid	Dividend per share
		US$(000)	US$

2013 Dividends
Mandatory Annual Shareholders’ Meeting	March 26	82,690	0.30
Board of Directors’ Meeting	October 30	2,757	0.01
Less – Dividends of treasury shares		(6,568)

		78,879

2012 Dividends
Mandatory Annual Shareholders’ Meeting	March 26	110,254	0.40
Board of Directors’ Meeting	October 30	55,126	0.20
Less – Dividends of treasury shares		(12,714)

		152,666

2011 Dividends
Mandatory Annual Shareholders’ Meeting	March 25	90,959	0.33
Board of Directors’ Meeting	October 27	63,396	0.23
Less – Dividends of treasury shares		(11,867)

		142,488

(e)	Reduction of capital stock in Minera La Zanja S.R.L. (La Zanja) -

The General Partners’ Meeting of La Zanja held on January 26, 2012, agreed to reduce the share capital of La Zanja by US$27,000,000, by returning cash contributions. This agreement was registered before the public records on March 30, 2012. The outstanding amount of refund to the non-controlling interest amounted to US$4,694,000 as of December 31, 2013 (US$12,674,000, net of disbursements made of US$7,980,000).

(f)	Changes in participation in Colquijirca and El Brocal -

In 2011, the Group increased its interest in Colquijirca from 81.42 percent to 99.99 percent. Also, there were purchase (1.38 percent) and sale (3.09 percent) transactions over of the shares of El Brocal. The result over these transactions was credited to retained earnings in the consolidated statements of changes in equity (US$141,235,000 attributable to shareholders of the parent and US$24,107,000 attributable to non-controlling shareholders).

(g)	Basic and diluted profit (loss) per share –

Profit (loss) per share is calculated by dividing net profit for the period by the weighted average number of shares outstanding during the year.

Notes to the consolidated financial statements (continued)

A breakdown of the number of shares outstanding as of December 31, 2013, 2012 and 2011 is shown as well as the number of shares considered in the calculation of basic and diluted earnings per share:

	Shares outstanding at December 31, 2013, 2012 and 2011					Number of shares (denominator in calculating earnings per share considering treasury shares)
			Treasury		Total	Common	Investment	Total
	Common	Investment	Common	Investment

Balance at January 1, 2012	274,889,924	744,640	(21,160,260)	(61,976)	254,442,328	253,729,664	682,664	254,442,328

Treasury shares acquired during 2012	-	-	-	(209,757)	(209,757)	-	(209,757)	(209,757)

Balance at December 31, 2012	274,889,924	744,640	(21,160,260)	(271,733)	254,202,571	253,729,664	472,907	254,202,571

Treasury shares acquired during 2013	-	-	(14,474)	(1,230)	(15,704)	(14,474)	(1,230)	(15,704)

Balance at December 31, 2013	274,889,924	744,640	(21,174,734)	(272,963)	254,186,867	253,715,190	471,677	254,186,867

The calculation of earnings per share at December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011

Profit (loss) attributable to shareholders of the parent (numerator) - US$	(101,675,000)	703,626,000	887,333,000
Shares (denominator)	254,186,867	254,202,571	254,442,328

Basic and diluted profit (loss) per share – US$	(0.40)	2.77	3.49

Notes to the consolidated financial statements (continued)

16.	Subsidiaries with material non-controlling interest
(a)	Financial information of subsidiaries that have material non-controlling interest are provided below:

	Country of incorporation and operation	2013	2012
		%	%
Proposition of equity interest held by non-controlling interests:
Name:
Sociedad Minera El Brocal S.A.A.	Peru	45.93	49.28
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00	40.00
Minera La Zanja S.R.L.	Peru	46.94	46.94

	2013	2012
	US$(000)	US$(000)

Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	190,050	193,672
S.M.R.L. Chaupiloma Dos de Cajamarca	2,228	3,706
Minera La Zanja S.R.L.	85,029	66,269

	277,307	263,647

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	(3,541)	16,822	36,172
S.M.R.L. Chaupiloma Dos de Cajamarca	12,302	18,904	17,359
Minera La Zanja S.R.L.	18,760	23,694	48,020

	27,521	59,420	101,551

Notes to the consolidated financial statements (continued)

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2013:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Current assets	111,110	8,864	61,166
Non-current assets	575,826	144	209,745
Current liabilities	(114,214)	(3,439)	(45,878)
Non-current liabilities	(129,090)	-	(43,890)

Total shareholders’ equity, net	443,632	5,569	181,143

Attributable to:
Shareholders of the parent	253,582	3,341	96,114
Non-controlling interests	190,050	2,228	85,029

	443,632	5,569	181,143

Statements of financial position as of December 31, 2012:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Current assets	145,837	15,087	63,264
Non-current assets	417,834	256	147,528
Current liabilities	(85,391)	(6,078)	(50,318)
Non-current liabilities	(92,290)	-	(19,295)

Total shareholders’ equity, net	385,990	9,265	141,179

Attributable to:
Shareholders of the parent	192,318	5,559	74,910
Non-controlling interests	193,672	3,706	66,269

	385,990	9,265	141,179

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2013:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Revenues	187,769	44,185	193,298
Cost of sales	(155,613)	(112)	(115,577)
Administrative expenses	(15,620)	(96)	(2,475)
Sales expenses	(8,763)	-	(528)
Exploration in non-operational areas	(5,220)	-	(3,446)
Other operating expense, net	(656)	(3)	(55)
Finance income	136	3	37
Finance costs	(1,912)	(5)	(1,301)
Net loss for exchange difference	(2,827)	(66)	(777)
Profit (loss) before income tax	(2,706)	43,906	69,176
Income tax	(5,003)	(13,151)	(29,211)

Net profit (loss)	(7,709)	30,755	39,965

Attributable to non-controlling interests	(3,541)	12,302	18,760
Dividends paid to non-controlling interests	2,713	10,820	-

Statements of profit or loss for the year ended December 31, 2012:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Revenues	268,480	67,178	196,728
Cost of sales	(179,795)	-	(109,431)
Administrative expenses	(19,348)	(87)	(2,109)
Sales expenses	(8,243)	-	(447)
Exploration in non-operational areas	(18,396)	-	(2,477)
Other operating expense, net	(1,091)	(112)	(2,401)
Finance income	249	-	323
Finance costs	(1,667)	(7)	(1,466)
Net gain for exchange difference	576	848	288
Profit before income tax	40,765	67,820	79,008
Income tax	(13,632)	(20,560)	(28,530)

Net profit	27,133	47,260	50,478

Attributable to non-controlling interests	16,822	18,904	23,694
Dividends paid to non-controlling interests	19,266	14,820	10,795

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2011:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Revenues	264,419	62,742	224,486
Cost of sales	(116,065)	-	(77,976)
Administrative expenses	(18,056)	(81)	(1,207)
Sales expenses	(3,854)	-	(337)
Exploration in non-operational areas	(11,094)	-	(463)
Other operating expense, net	(6,429)	(103)	55
Finance income	(1,365)	(17)	(1,326)
Finance costs	1,259	-	222
Net gain (loss) for exchange difference	(70)	(167)	635
Profit before income tax	108,745	62,374	144,089
Income tax	(30,817)	(18,976)	(41,788)

Net profit	77,928	43,398	102,301

Attributable to non-controlling interests	36,172	17,359	48,020
Dividends paid to non-controlling interests	20,537	14,280	31,919

Statements of cash flow for the year ended December 31, 2013:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Operating activities	83,421	34,864	71,621
Investing activities	(215,758)	7	15,079
Financing activities	121,202	(34,450)	(90,100)
Increase (decrease) in cash and cash equivalents in the period	(11,135)	421	(3,400)

Notes to the consolidated financial statements (continued)

Statements of cash flow for the year ended December 31, 2012:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Operating activities	52,252	51,567	62,508
Investing activities	(137,686)	-	(74,828)
Financing activities	28,326	(51,450)	(40,000)
Increase (decrease) in cash and cash equivalents in the period	(57,108)	117	(52,320)

Statements of cash flow for the year ended December 31, 2011:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Operating activities	60,907	41,707	131,876
Investing activities	(47,440)	-	(34,032)
Financing activities	(36,335)	(41,650)	(68,000)
Increase (decrease) in cash and cash equivalents in the period	(22,868)	57	29,844

17.	Tax situation
(a)	Current tax regime -

The Company and its Peruvian subsidiaries are subject to the Peruvian tax regime. As of December 31, 2013, the income tax rate was 30 percent on taxable income.

Legal entities and individuals not domiciled in Peru are subject to an additional tax of 4.1 percent on the dividends received.

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax returns for the following years are open to review by the Tax Authorities:

Notes to the consolidated financial statements (continued)

Entity	Years open to review band Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2009, 2010, 2011 , 2012 and 2013
Bisa Construcción S.A.	2011, 2012 and 2013
Buenaventura Ingenieros S.A.	2009, 2011 , 2012 and 2013
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN (merged with the Company in May 2013)	2010, 2011, 2012 and 2013
Compañía Minera Condesa S.A.	2009, 2010, 2011 , 2012 and 2013
Compañía Minera Colquirrumi S.A.	2009, 2010, 2011 , 2012 and 2013
Consorcio Energético de Huancavelica S.A.	2009, 2011, 2012 and 2013
Contacto Corredores de Seguros S.A.	2009, 2010, 2011, 2012 and 2013
El Molle Verde S.A.C.	2011, 2012 and 2013
Empresa de Generación Huanza S.A.	2009, 2010, 2011 , 2012 and 2013
Inversiones Colquijirca S.A.	2009, 2010, 2011 , 2012 and 2013
Minera La Zanja S.R.L.	2009, 2010, 2012 and 2013
Sociedad Minera El Brocal S.A.A. (*)	2009, 2010, 2011, 2012 and 2013
S.M.R.L. Chaupiloma Dos de Cajamarca	2010, 2011 , 2012 and 2013
Procesadora Industrial Río Seco S. A.	2010, 2011, 2012 and 2013
Apu Coropuna S.R.L.	2013
Cerro Hablador S. A. C.	2013

(*) Value added tax, from 2010 to 2013.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In management's opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2013 and 2012.

The open tax process of the Group and its associates are presented in Note 25.

(c)	Tax-loss carryforwards –

Buenaventura -

As of December 31, 2013 and 2012, the tax-loss carryforward determined by Buenaventura amounts to approximately S/.169,525,000 and S/.279,857,000, respectively (equivalent to US$60,631,000 and US$100,092,000, respectively). In November 2010, the Company filed an amended income tax return of 2009 which increased the tax-loss carryforward. As permitted by the Income Tax Law, Buenaventura has chosen a system that permits to offset this loss with an annual cap equivalent to 50 percent of net future taxable income.

Buenaventura has decided to recognize a deferred income tax asset as it is more likely than not that the tax-loss carryforward can be used to offset future taxable income.

Notes to the consolidated financial statements (continued)

El Brocal -

As of December 31, 2013, the tax-loss carryforward amounts to S/.11,537,000 (equivalent to US$4,126,000). As permitted by the income tax law, El Brocal has opted to use such loss against the taxable income to obtain during the next four years after the year of generation.

El Brocal has decided to recognize a deferred income tax asset as it is more likely than not that the tax-loss carryforward can be used to offset future taxable income.

(d)	Transfer pricing –

For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Group's operations. The Group’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2013 and 2012.

18.	Net sales
(a)	The Group’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The table below presents the net sales to customers by geographic region and product type:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Sales and services by geographic region:
Metal and concentrates sales
America	651,186	742,103	710,729
Peru	371,565	556,407	600,147
Europe	70,020	98,085	132,662
Asia	67,979	53,090	8,321
Africa	921	-	-

	1,161,671	1,449,685	1,451,859
Services rendered
Peru	79,344	46,656	41,225
Asia	241	-	710
America	-	8	82
Europe	-	-	6
	79,585	46,664	42,023

	1,241,256	1,496,349	1,493,882

Notes to the consolidated financial statements (continued)

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Sales by product:
Gold	637,032	738,477	791,387
Silver	362,805	544,947	526,380
Copper	182,399	177,573	193,215
Zinc	71,187	82,873	72,095
Lead	55,951	52,834	36,880
	1,309,374	1,596,704	1,619,957

Commercial deductions	(141,966)	(147,930)	(127,957)
Adjustment to prior period liquidations	(11,102)	(15,609)	2,429
Adjustment to open provisional liquidations	(1,437)	14,816	(22,679)
Embedded derivatives from sale of concentrate	6,140	1,776	(11,210)
Hedge operations	662	(72)	(8,681)
	1,161,671	1,449,685	1,451,859

Sales of services, power energy and other minor items	79,585	46,664	42,023

	1,241,256	1,496,349	1,493,882

(b)	Concentration of sales -

In 2013, the three most significant customers represented 54, 15 and 9 percent of total sales (48, 15 and 8 percent of total sales in 2012). As of December 31, 2013, 48 percent of the accounts receivable is related to these customers (68 percent as of December 31, 2012).

The Group's sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have sales contracts that guarantee supplying them the production from the Group’s mines at prices that are based on market quotations.

Notes to the consolidated financial statements (continued)

19.	Cost of sales, without considering depreciation and amortization

This caption is made up as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process	158,478	159,801	84,191

Cost of production
Services provided by third parties	290,950	248,571	173,162
Consumption of materials and supplies	118,068	133,983	101,700
Direct labor	114,927	103,828	103,313
Electricity and water	29,730	29,966	35,083
Rentals	24,250	9,835	24,542
Transport	17,044	16,389	13,445
Insurances	9,091	11,973	9,658
Maintenance and repair	7,617	7,016	5,256
Cost of concentrate purchased	4,552	18,563	16,917
Provision for impairment of finished goods, note 9(b)	3,403	212	383
Other production expenses	33,330	43,522	38,314
Total cost of production	652,962	623,858	521,773

Final balance of products in process and finished goods	(157,904)	(158,478)	(159,801)
Cost of sales, without considering depreciation and amortization	653,536	625,181	446,163

20.	Exploration in operating units

This caption is made up as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Services provided by third parties	116,829	119,571	88,323
Consumption of materials and supplies	22,816	22,258	14,628
Direct labor	14,370	5,779	3,617
Transport	4,388	1,351	910
Rentals	2,348	886	349
Insurance	944	333	142
Maintenance and repair	596	174	104
Other minor expenses	4,852	2,666	1,282

	167,143	153,018	109,355

Notes to the consolidated financial statements (continued)

21.	Royalties

This caption is made up as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., note 25(b)	23,843	34,863	31,882
Royalties paid to the Peruvian State	6,678	2,489	28,222
Minera El Futuro de Ica S.R.L., note 25(b)	102	315	158

	30,623	37,667	60,262

22.	Administrative expenses

This caption is made up as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Personnel expenses	40,133	40,665	38,466
Other administrative expenses	20,932	28,717	18,019
Travel and mobility	7,890	1,846	731
Professional fees	7,109	12,307	12,116
Insurance	5,443	2,901	726
Donations	2,884	2,181	1,878
Consumption of materials and supplies	1,701	1,669	1,162
Rentals	1,635	2,058	2,653
Communications	1,618	989	783
Board of Directors’ participation	1,575	2,522	2,591
Other mining taxes	1,532	377	83
Subscription and estimate	802	768	976
Maintenance and repairs	473	457	729
Valuation (reversal) of stock appreciation’s rights	(20,207)	1,799	(5,982)
Amortization of other assets	3,956	39	239

	77,476	99,295	75,170

Notes to the consolidated financial statements (continued)

23.	Exploration in non-operating areas

This caption is made up as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Services provided by third parties	17,801	62,321	25,107
Personnel expenses	6,359	8,667	8,514
Consumption of materials and supplies	2,490	7,981	4,918
Rentals	707	3,195	1,685
Transport	162	989	532
Maintenance and repairs	122	275	231
Insurance	60	177	128
Other expenses	5,104	11,886	8,478

	32,805	95,491	49,593

Notes to the consolidated financial statements (continued)

24.	Deferred income tax

(a)	The Group and its subsidiaries recognize the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

	As of January 1, 2012	Credit (debit) to the consolidated statement of profit or loss	Credit (debit) to consolidated changes in shareholders’ equity	As of December 31, 2012	Credit (debit) to the consolidated statement of profit or loss	Credit (debit) to consolidated changes in shareholders’ equity	As of December 31, 2013
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Deferred asset for income tax included in results
Difference in depreciation and amortization rates	28,039	12,172	-	40,211	17,434	-	57,645
Tax – loss carryforward	66,310	(33,522)	-	32,788	(8,513)	-	24,275
Provision for closure of mining units, net	14,906	469	-	15,375	4,709	-	20,084
Effect of translation into U.S. dollars	9,060	7,746	-	16,806	(14,568)	141	2,379
Environmental liability for Mina Santa Barbara	1,494	127	-	1,621	(192)	-	1,429
Stock appreciation rights	13,317	(4,864)	-	8,453	(7,862)	-	591
Other minor	12,093	4,840	-	16,933	(233)	603	17,303

	145,219	(13,032)	-	132,187	(9,225)	744	123,706
Less – Allowance for deferred asset	(3,799)	(1,518)	-	(5,317)	(1,087)	-	(6,404)

	141,420	(14,550)	-	126,870	(10,312)	744	117,302

Deferred asset included in retained earnings
Hedge derivative financial instruments	489	-	(489)	-	-	328	328

	141,909	(14,550)	(489)	126,870	(10,312)	1,072	117,630

Deferred assets for mining royalties and special mining tax included in results
Exploration expenses	2,157	1,319	-	3,476	(1,519)	-	1,957
Other minors	1,163	(948)	-	215	(85)	50	180

	3,320	371	-	3,691	(1,604)	50	2,137

Total deferred asset	145,229	(14,179)	(489)	130,561	(11,916)	1,122	119,767

Deferred liability for income tax included in results
Differences in amortization rates for development costs	(14,885)	1,792	-	(13,093)	(5,267)	(144)	(18,504)
Effect of translation into U.S. dollars	-	-	-	-	(8,076)	-	(8,076)
Deemed cost of property, plant and equipment	(3,379)	1,094	(1,642)	(3,927)	511	-	(3,416)
Unrealized loss on financial instruments	(384)	-	384	-	-	-	-
Estimate of the fair value of the embedded derivative from the sale of concentrates and final adjustments to provisional settlements open	(200)	171	-	(29)	(658)	-	(687)
Other minors	(245)	(1,131)	-	(1,376)	(3,798)	-	(5,174)

	(19,093)	1,926	(1,258)	(18,425)	(17,288)	(144)	(35,857)

Deferred liability for mining royalties and special mining tax
Deemed cost of property, plant and equipment	(501)	217	-	(284)	81	-	(203)
Other minors	(97)	(108)	54	(151)	(31)	-	(182)

	(598)	109	54	(435)	50	-	(385)

Total deferred liability	(19,691)	2,035	(1,204)	(18,860)	(17,238)	(144)	(36,242)

Deferred income tax asset, net	125,538			111,701			83,525

Notes to the consolidated financial statements (continued)

(b)	The table below presents the current and deferred portions of the provisions for income tax shown in the consolidated statements of profit or loss for the years 2013, 2012 and 2011:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Income tax -
Current
Minera La Zanja S.A.	(21,972)	(30,493)	(37,180)
S.M.R.L. Chaupiloma Dos de Cajamarca	(13,151)	(20,560)	(18,976)
Compañía de Minas Buenaventura S.A.A.	(11,838)	(37,343)	(60,091)
Consorcio Energético de Huancavelica S.A.	(325)	(3,029)	(1,404)
Sociedad Minera El Brocal S.A.A.	-	(10,400)	(35,944)
Other	(408)	(4,984)	(4,867)

	(47,694)	(106,809)	(158,462)

Deferred
Compañía de Minas Buenaventura S.A.A.	(19,528)	(27,890)	(51,544)
Minera La Zanja S.A.	(3,156)	7,463	31
Sociedad Minera El Brocal S.A.A.	(2,657)	815	6,335
Other	(2,904)	6,723	54

	(28,245)	(12,889)	(45,124)

	(75,939)	(119,698)	(203,586)

Mining royalties and Special Mining Tax -
Current
Minera La Zanja S.A.	(3,367)	(5,170)	(2,176)
Compañía de Minas Buenaventura S.A.A.	(3,366)	(16,041)	(7,371)
Sociedad Minera El Brocal S.A.A.	(2,388)	(3,765)	(1,211)

	(9,121)	(24,976)	(10,758)

Deferred
Compañía de Minas Buenaventura S.A.A.	(881)	1,050	1,118
Minera La Zanja S.A.	(716)	(330)	1,634
Sociedad Minera El Brocal S.A.A.	43	(282)	3

	(1,554)	438	2,755

	(10,675)	(24,538)	(8,003)

Total income tax	(86,614)	(144,236)	(211,589)

Notes to the consolidated financial statements (continued)

(c)	During the years 2013, 2012 and 2011, the reconciliation of tax expense and the accounting profit multiplied by the Group’s tax rate is as follows

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Profit before income tax	12,460	907,282	1,200,473
Share in the results of associates	108,483	(481,826)	(496,769)

	120,943	425,456	703,704

Theoretical profit tax	36,283	127,637	211,111

Permanent items and others:
Effect of translation into U.S. dollars	22,644	(11,716)	(3,130)
Non-deductible expenses	5,836	4,578	4,856
Effect of exchange difference on tax loss carry-forward	2,337	(3,794)	(5,027)
Mining Royalties and Special Mining Tax	(1,650)	(5,876)	(3,227)
Other permanent items	10,489	8,869	(997)

Income tax expense	75,939	119,698	203,586
Mining Royalties and Special Mining Tax	10,675	24,538	8,003

Total income tax	86,614	144,236	211,589

25.	Commitments and contingencies

Commitments

(a)	Environmental –

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments, subject to the principles of protection, preservation and recovery of the environment.

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objective of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Ministry of Energy and Mines (MEM) approved PAMA which were presented by the Group for its mining units and exploration projects. The Group performs revisions to the initial plans presented to MEM, which are then sent for its approval.

The Group considers that the recorded liability (see note 13 (b)) is sufficient to meet the current regulatory environment in Peru.

Notes to the consolidated financial statements (continued)

Yanacocha

On January 17, 2010, Yanacocha signed a Letter of Guarantee of US$85 million with Banco de Crédito del Perú (BCP) in accordance with the Mine Closure Regulation approved by Supreme Decree No.033-2005 of The Ministry of Energy and Mines. This letter of guarantee has a renewal for one more year since January 18, 2012. For the period 2013 the letter has an amount of US$105.9 million and shall have an effective term of one additional year extended to January 18th, 2014. This letter of guarantee has a renewal for one more year since January 18, 2014. For the period 2014 the letter has an amount of US$150.0 million and shall have an effective term of one additional year extended to January 18th, 2015

On January 13, 2012, Yanacocha signed an additional letter of guarantee for US$45 million with BBVA Continental which have extended to January 18th, 2013 in accordance with the Mine Closure Regulations. This letter of guarantee has a renewal for US$71.7 million for the period 2013 and shall have an effective term of one additional year extended to January 18th, 2014. This letter of guarantee has a renewal for one more year since January 18th, 2014. For the period 2014 the letter has an amount of US$100.0 million and shall have an effective term of one additional year extended to January 18th, 2015

On January 18, 2013, Yanacocha signed an additional letter of guarantee for US$30 million with Interbank which have extended to January 18th, 2014, in accordance with the Mine Closure Regulations. This letter of guarantee has a renewal for one more year since January 18, 2014. For the period 2014 the letter has an amount of US$15.3 million and shall have an effective term of one additional year extended to January 18th, 2015

On January 18th, 2014, Yanacocha signed an additional letter of guarantee for US$19.0 million with Scotiabank which have extended to January 18th, 2015, in accordance with the Mine Closure Regulations.

These four letters of guarantee shall come into force if Yanacocha fails to execute in whole or in part the Mine Closure Plan.

(b)	Leased concessions -

Sindicato Minero Orcopampa S.A. -

The Group pays 10 percent on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043. See note 21.

Notes to the consolidated financial statements (continued)

Minera El Futuro de Ica S.R.L. -

Inminsur entered into a contract with Minera El Futuro de Ica S.R.L. to operate leased mining concessions in the department of Arequipa. The contractual terms establish that the lease is subject to payment of a royalty equivalent to 7 percent of the monthly value of the sale of concentrates. The contract will be in force until the year 2015. See note 21.

(c)	Finance leases -

The Group has finance leases for several of its assets. These leases have purchase options. The following table shows the future minimum lease payments and the present value of the same is presented:

	2013		2012
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	US$(000)	US$(000)	US$(000)	US$(000)

Within one year	16,284	10,519	191	163
After a year but no more than five years	240,985	223,878	124,239	119,094

Total minimum lease payments	257,269	234,397	124,430	119,257

Less – amounts representing finance charges	(22,872)	-	(5,173)	-

Present value of minimum lease payments	234,397	234,397	119,257	119,257

Contingencies

(d)	Legal procedures -

Buenaventura -

Buenaventura is a party in legal procedures that have arisen in the normal course of its activities. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies.

Yanacocha -

Mercury spill in Choropampa

In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Mercury is a residue of mining gold. After the spill, Yanacocha implemented a comprehensive program of remediation of health and the environment. In August 2000, Yanacocha paid under protest a fine of S/.1.7 million (approximately US$0.5 million) to the Peruvian Government (MEM).

Yanacocha has entered into settlement agreements with people affected by the incident. In addition, it has agreed with three of the communities affected by the incident in the execution of a series of public works as a compensation for the inconvenience and disruption caused by the incident.

Notes to the consolidated financial statements (continued)

In May 2002, additional lawsuits related to the incident in Choropampa have been filed in two local courts in the city of Cajamarca, Peru, over 900 Peruvian citizens. Yanacocha has made settlement agreements with a significant number of people before the legal claims arise. In April 2008 the Supreme Court ruled the validity of these agreements, which means that all those cases in which the plaintiffs signed prior to their claim settlement agreements will be rejected by the judiciary (about 350 applicants).

Since December 2010 to date, 23 new claims involving 29 plaintiffs were received by Yanacocha. In these claim, plaintiffs are requesting the Judge to (i) declare void the compensation agreement signed with Yanacocha and to (ii) award them with new compensation amounts. Two of these new claims involving two plaintiffs were dismissed as they did not comply with formal requirements. In 19 of these cases, the initial presiding judge admitted a motion to dismiss based on prescription of the actions and dismissing the processes. Plaintiffs appealed this decision, and Superior Court confirmed it in 18 cases. In 8 of these cases, plaintiffs have challenged this decision in front of the Supreme Court, but to date one of them has already been dismissed. In one of the claims, a different presiding judge accepted Yanacocha’s motion to dismiss the claim regarding a new award but it has rejected it regarding the compensation agreement, this decision was confirmed by Superior Court, so this claim continues in first instance. Both request (i) and (ii) were prescribed according to the terms in Peruvian legislation, so those claims should be dismissed.

Yanacocha cannot reasonably predict the outcome of any of the claims described above. It is estimated that the maximum additional expense related to these demands will be US$1.5 million as of Decemeber 31, 2013 and 2012.

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

In March 2008, the Lima Court rejected a Baños del Inca Municipality request which did not recognize its Jurisdiction. This process is pending resolution.

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

Notes to the consolidated financial statements (continued)

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

Conga Project

The Conga Project consists of two gold- copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of celendin, Cajamarca and hualgayoc. The project has proven and probable reserves of 12.6 million ounces (unaudited) of contained gold and 3.3. billion pounds (unaudited) of contained copper at December 31,2013.

Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The result of the Peruvian Central Government initiated Environmental Impact Assessment (“EIA”) independent review were announced on April 20, 2012 and confirmed the initial EIA met Peruvian and International Standars. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announce the decision to move the project forward on a “water-first” approach on June 22, 2012. During 2013, the project focused on building water reservoirs, completing the last engineering activities, and accepting delivery of the main equipment purchases.

If Yanacocha is unable to continue with the current development at conga, we may reprioritize and reallocate capital to other development alternatives. If the project proceeds, average annual estimated gold production of approximately 580 to 680 thousand ounces of gold per year and production of 155 to 235 million pounds per year are expected during the first five years of production. As of December 31, 2013, Yanacocha reported 12.6 million ounces of gold reserves and 3.3.billion pounds of copper reserves.

In the second quarter of 2011, Presidential and Congressional elections resulted in a change in government in Peru. The new administration supported mining as a driver for continued growth and future development of Peru. However, we are unable to predict whether the Central government will continue to take similar positions in the future. The regional government actively opposed the Conga project in 2012 and continues to reject the viability of its development. We are unable to predict the positions that will be taken in the future and whether such positions or changes in law will affect Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, as well as future protests, community demands and road blockages. For example, during the third quarter of 2011, the new government enacted four new tax laws. T Yanacocha cannot predict future positions of either the central or regional government of foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on our results of operations and financial position. Additionally, any inability to continue to develop the Conga project or operate at Yanacocha could have an adverse impact on our growth if we are not able to replace its expected production. To help insure the viability of Yanacocha’s mining activities, Yanacocha has an active community relations program focused on Cajamarca water projects, education and health. In addition, Conga is building reservoirs under its “water-first” approach in effort the gain social acceptance.

Notes to the consolidated financial statements (continued)

(e)	Open tax procedures –

Buenaventura -

In 2007, Buenaventura was audited by the tax authorities for income tax of 2005. As a result, the tax authority did not recognize certain deductions declared for S/.119,785,000 (equivalent to US$43,042,000). The main objection consisted in considering as taxable income the reversal of the provision related to commercial contracts, which originally was not deducted to calculate the Income Tax. In July 2013, the Tax Court resolved the assessment made by the Tax Administration, concluding the case through a payment of approximately US$705,000.

During 2012 and 2013 the tax authorities audited the income tax of 2007. As a result, they did not recognize Buenaventura declared deductions by S/.1,076,071,000 (equivalent to US$384,861,000). The main unrecognized deduction by Buenaventura is the payment made for the removal of the price component of its commercial contracts of gold. In the opinion of Management and its legal counsel, the objections are unfounded so Buenaventura should get a favorable result in the initiated claim process.

Also, in March 2013, the Tax Administration has initiated the audit of the 2008 income tax and the value added tax for the period January to December 2008.

Subsidiaries –

CEDIMIN

The income tax of Cedimin of 2002 was audited by the tax authorities. As a result, they do not recognize to Cedimin the declared tax loss carryforward. The main controversy consists on making deductible the loss on the sale of shares in Minera Huallanca S.A.C. and Minera Yanaquihua S.A. for S/.22,041,000 (US$7,883,000). In Management's and its legal counsel’s opinion, that interpretation has no support so Cedimin should get a favorable outcome in the appeal initiated against the tax authorities.

El Brocal

At the date of this report, the Tax Administration is reviewing the Income Tax return of 2011.

Associates -

Cerro Verde

On June 23, 2004, Law No.28258 - Mining Royalty Law was approved, and requires the holder of a mining concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals, which is calculated using rates from one to three percent of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines.

Based on the 1998 stability agreement described above in letter (a), the payment of the mining royalties was not applicable to Cerro Verde since this contribution was created after Cerro Verde signed the stability contract with the Peruvian Government.

The Peruvian tax authority (SUNAT) has assessed mining royalties on materials processed by Cerro Verde’s concentrator, which commenced operations in late 2006. Such assessments cover the period from October 2006 to December 2007, as well as years 2008 and 2009. SUNAT has issued resolutions rejecting the claims of Cerro Verde. Cerro Verde has appealed such decisions before the Tax Court. On July 23, 2013, SUNAT notified the final decision of the Tax Court confirming the assessments for the periods October to December 2006, and for the years 2007 and 2008. By means of the decision of the Tax Court, the administrative stage for the appeal of these proceedings ends.

Notes to the consolidated financial statements (continued)

In September 2013, Cerro Verde filed judiciary appeals to Judiciary Court (Civil Court of the Superior Court of Arequipa) suing SUNAT, the Ministry of Energy and Mines and Tax Court for requiring Cerro Verde to pay mining royalties during the term of the stability agreement in force until 31 December 2013. Cerro Verde believes that the Stability Agreement entered into with the Peruvian government in 1998 (which was in force from January 1, 1999, to December 31, 2013) guarantees that all minerals extracted from their production unit are included in the stabilized tax and administrative regime, which does not include the obligation to pay the Mining Royalty.

On October 1, 2013, SUNAT issued a payment order by 492 million of Nuevos Soles (US$176 million based on current exchange rates, including interest and penalties of US$104 million). As permitted by law, Cerro Verde requested and as has been granted an installment payment program that defers payment for six months and thereafter satisfies the amount via 66 equal monthly payments. In July 2013, a claim on SUNAT’s assessment for 2009 was rejected, but no final decision has been issued by the Tax Court for that year.

In Cerro Verde Management’s and legal advisors’ opinion, Cerro Verde has sound legal grounds; consequently, it believes any payments will be recoverable.

Notes to the consolidated financial statements (continued)

26.	Transactions with associates companies

(a)	The Group has carried out the following transactions with its associates in the years 2013, 2012 and 2011:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Royalties collected to Minera Yanacocha S.R.L.:
S.M.R.L. Chaupiloma Dos de Cajamarca	44,185	67,178	62,742

Services provided to Minera Yanacocha S.R.L. by:
Buenaventura Ingenieros S.A (Implementation of specific work orders)	699	4,440	11,579
Consorcio Energético de Huancavelica S.A. (electric power transmission)	915	1,681	4,279

Dividends received by:
Compañía Minera Coimolache S.A.	9,803	16,467	-

Loan to:
Compañía Minera Coimolache S.A.	-	-	24,232

Contributions and investments made to:
Canteras del Hallazgo S.A.C.	6,988	26,410	32,208
Sociedad Minera Cerro Verde S.A.A.	-	30,727	11,095
Focus Ventures LTD	-	1,457	-
Compañía Minera Coimolache S.A.	-	-	5,221
Timmins Gold Corporation	-	-	3,658

	6,988	58,594	52,182

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2013	2012
	US$(000)	US$(000)

Trade receivables -
Minera Yanacocha S.R.L.	9,220	16,513
Compañía Minera Coimolache S.A.	201	905
Consolidada de Hualgayoc	-	230
Other	-	2

	9,421	17,650
Other receivables
Compañía Minera Coimolache S.A. (c)	15,890	38,261

Total trade and other receivables	25,311	55,911

Classification by maturity:
Current portion	23,068	22,534
Non-current portion	2,243	33,377

Total trade and other receivables	25,311	55,911

Trade payables
Minera Yanacocha S.R.L.	783	603
Compañía Minera Coimolache S.A.	614	1,018
Canteras del Hallazgo S.A.C.	30	-

Total trade and other payables	1,427	1,621

Classification by maturity:
Current portion	970	890
Non-current portion	457	731

Total trade and other payables	1,427	1,621

(c)	Compañía Minera Coimolache S.A. (“Coimolache”) -

On October 18, 2010, the Shareholders’ Meeting of Compañía Minera Coimolache S.A. approved the development program and financial support of Tantahuatay Project; the total budget of the project was estimated in US$110,000,000 and the project financing structure should be: 30 percent shareholders’ equity and 70 percent loans from shareholders. As of December 31, 2013, the existing loan of US$15,890,000 earns interest at a LIBOR interest rate to 6 months plus 3 percent.

(d)	As of December 31, 2013 and 2012, directors, officers and employees of the Group have been involved, directly and indirectly, in financial transactions with certain subsidiaries. As of December 31, 2013 and 2012, loans to employees, directors and key personnel amounts to US$443,000 and US$1,474,000, respectively, are paid monthly and earn interest at market rates.

Notes to the consolidated financial statements (continued)

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

(e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2013 and 2012 are presented below:

	2013	2012
	US$(000)	US$(000)
Accounts payable:
Share-based compensation plants, note 13(d)	1,971	28,258
Directors’ compensations, note 13(a)	1,459	2,721
Salaries	1,239	1,362

Total	4,669	32,341

Disbursements:
Share-based compensation plants, note 13(d)	6,080	16,729
Salaries	8,089	10,824

Total	14,169	27,553

Terms and conditions of transactions with related parties

Purchase transactions and services with related parties are made at market prices. Outstanding balances at year end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2013 and 2012, the Group has not recorded any impairment of receivables related to owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which it operates.

27.	Disclosure of information on segments

IFRS 8 – “Operating Segments” requires that companies present financial information taking into account the information reported that the chief operating decision maker uses internally for evaluating the performance of operating segments and allocating resources to those segments (a “through the eyes of management” approach).

The Group’s only reportable segment that meets the threshold for reporting is mining. These activities are executed through sixteen companies. The Group’s Management considers that these companies could be combined in one segment (mining) considering the financial performance and similar characteristics related to goods nature, production process nature, type of clients and legal environment. The electric segment, mining consulting and insurance are not significant in order to evaluate business development; for this reason, management considers the mining segment as the only reportable segment.

The Board of Directors has been identified as the body responsible for approving the Group's operational decisions. Moreover, it is responsible for allocating resources and assessing performance as a single operating unit.

28.	Derivative financial instruments

(a)	The volatility of copper during this year has caused the management of the subsidiary El Brocal to enter into future contracts. These contracts, which have been negotiated since August 8, 2013, are intended to reduce the volatility of the cash flows attributable to the fluctuations in the cooper price, according to the risk strategy approved by the Board of Directors of this subsidiary.

Notes to the consolidated financial statements (continued)

The contracts seek to eliminate the volatility of the copper price from September 2013 to December 2014, according to the existing sales commitments of cooper concentrate, which are related to 25 percent of the annual production of such metal (50 percent from 2014).

As of December 31, 2013, the fair value of futures contracts amounted to a liability of US$1,093,000. The debit, net of the deferred income tax, amounted to a negative balance of US$715,000 and is presented as other reserves of equity in the consolidated statements of changes in equity (net liabilities of US$844,000 and net assets of US$17,076,000 for the years ended December 31, 2012 and 2011, respectively).

(b)	Embedded derivative for the change in prices in the interim trade settlements -

The Group’s sales of concentrates are based on commercial contracts, under which a provisional sales value is determined based on future quotations (forward). The adjustment to sales is considered an embedded derivative, which is required to be separated from the host contract. Commercial contracts are linked to market prices (London Metal Exchange) at the dates of the expected settlements of the open positions as of December 31, 2013 and 2012. The embedded derivative does not qualify for hedge accounting; therefore, changes in the fair value are recorded as an adjustment to net sales.

Embedded derivatives held by Buenaventura and El Brocal as of December 31, 2013 are:

			Quotations
Metal	Quantity	Maturity 2014	Provisional	Future	Fair value, net
			US$	US$	US$(000)

Gold	27,897 OZ	January	1,211.03 – 1,231.75	1,276.16	861
Silver	2,223.443 OZ	January – September	19.40 – 22.61	20.23 – 22.56	(354)
Gold	10 DMT	January	1,227.00 – 1,345.99	1,240.50	(1)
Copper	26,651 DMT	January – July	7,051 – 7,229	7,229.00 – 7,371.00	1,075
Zinc	1,351 DMT	March – April	1,905.30 – 1,968.34	2,037.00 – 2,040.63	125
Lead	2,561 OZ	January - September	2,053.65 – 2,135.33	2,088.40 – 2,178.32	151

Total asset, net					1,857

Notes to the consolidated financial statements (continued)

			Quotations
Metal	Quantity	Maturity 2013	Provisional	Future	Fair value, net
			US$	US$	US$(000)

Sale of concentrates
Gold	37,454 Oz	January	1,651 - 1,750	1,652 - 1,740	513
Silver	2,258,731 Oz	January – April	28.70 – 34.23	30.19 – 30.26	(5,129)
Gold	179 DMT	January – March	1,686 – 1,771	1,652 – 1,654	(9)
Copper	36,076 DMT	January – April	7,491 – 8,193	7,912 – 8,067	(887)
Zinc	4,015 DMT	January – February	1,810 – 2,037	1,987 – 2,066	68
Lead	4,926 Oz	January - March	1,895 – 2,275	2,290 - 2,315	316

					(5,128)
Purchase of concentrates
Copper	1,136 DMT	January	7,965	7,912	189

Total liability, net					(4,939)

29.	Financial – risk management objectives and policies

The Group’s principal financial liabilities, other than derivatives, comprise of trade accounts and other payables, and financial obligations. The main purpose of these financial instruments is to finance the Group’s operations. The Group’s principal financial assets include cash and cash equivalents and trade and other receivables that derive directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s management oversees the management of these risks. It is supported by a committee that advises on financial risks. This committee provides assurance to management that the Group's financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. All derivative activities for risk management purpose are carried out by internal specialists that have the appropriate skills, experience and supervision.

There were no changes in the objectives, policies or processes during the years ended December 31, 2013, 2012 and 2011.

The Board of Directors reviews and agrees policies for managing each of these risks, which are described below:

(a)	Market risk -

Market risk is the risk that the fair value of the future cash flows from financial instruments will fluctuate because of changes in market prices. Market risks that apply to the Group comprise three types of risk: exchange rate risk, commodity risk and interest rate risk. Financial instruments affected by market risks include time deposits, financial obligations, embedded derivatives and derivative financial instruments.

The sensitivity analysis in this section relate to the positions as of December 31, 2013, 2012 and 2011, and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

Notes to the consolidated financial statements (continued)

(a.1)	Exchange rate risk

The exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group´s operating activities in Nuevos Soles. The Group mitigates the effect of exposure to exchange-rate risk by carrying out almost all of its transactions in its functional currency. Management has smaller amounts in Nuevos Soles in order to cover its needs (taxes and compensation) in this currency.

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase/decrease	Effect on loss before income tax
		US$(000)

2013
Exchange rate	+10%	20,989
Exchange rate	-10%	(25,225)

2012
Exchange rate	+10%	8,854
Exchange rate	-10%	(10,563)

2011
Exchange rate	+10%	8,638
Exchange rate	-10%	(10,333)

(a.2)	Comodity price risk

The Group is affected by the price volatility of the commodities. The price of mineral sold by the Group has fluctuated historically and is affected by numerous factors beyond its control. The Group manages its commodity price risk primarily through the use of sales commitments in customer contracts and hedge contracts for the metals sold by the subsidiary El Brocal.

The subsidiary El Brocal entered into derivative contracts that qualified as cash flow hedges, with the intention of covering the risk resulting from the fall in the prices of the metals. These derivative contracts are recorded as assets or liabilities in the statements of financial position and are stated at fair value. To the extent that these hedges were effective in offsetting future cash flows from the sale of the related production, changes in fair value are deferred in an equity account. The deferred amounts were reclassified to the appropriate sales when production was sold.

Notes to the consolidated financial statements (continued)

(a.3)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes’ in market interest rates relates to the Groups´s long-term financial obligations with floating interest rates.

A table showing the effect in profit or loss of the variations of interest rates:

	Increase / decrease of Libor rate	Effect on results
	(percentage rates)	US$(000)

2013
Interest rates	+10.0	58
Interest rates	-10.0	(58)

2012
Interest rates	+10.0	57
Interest rates	-10.0	(57)

2011
Interest rates	+10.0	1
Interest rates	-10.0	(1)

(b)	Credit risk-

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivable) and from its financing activities, including deposits with banks and other financial instruments.

The Group invests the excess cash in financial leading institutions, sets conservative credit policies and constantly evaluates the market conditions in which it operates.

Trade accounts receivable are denominated in U.S. dollars. The Group’s sales are made to domestic and foreign customers. See concentration of spot sales in note 18(b). An impairment analysis is performed on an individual basis.

Credit risk is limited to the carrying amount of the financial assets to the date of consolidated statements of financial position which is composed by cash and cash equivalents, trade and other receivables and derivative financial instruments.

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources. The Group maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit in leading financial entities.

The Group continually monitors its liquidity risk based on cash flow projections.

Notes to the consolidated financial statements (continued)

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2013
Trade and other payables	299,983	-	-	-	299,983
Financial obligation (principal and interest)	16,284	45,968	141,844	53,173	257,269

Total	316,267	45,968	141,844	53,173	557,252

As of December 31, 2012
Trade and other payables	263,464	-	-	-	263,464
Financial obligation (principal and interest)	60,495	17,844	53,196	53,199	184,734

	323,959	17,844	53,196	53,199	448,198

(d)	Capital management -

For purposes of the Group's capital management, capital is based on all equity accounts. The objective of capital management is to maximize shareholder value.

The Group manages its capital structure and makes adjustments to meet the changing economic market conditions. The Group's policy is to fund all projects of short and long term with their own operating resources. To maintain or adjust the capital structure, the Group may change the policy of paying dividends to shareholders, return capital to shareholders or issue new shares.

Notes to the consolidated financial statements (continued)

30.	Fair value measurement

Quantitative disclosure fair value measurement hierarchy for assets and liabilities:

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using
As of December 31, 2013	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant non-observable inputs (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

Assets measured at fair value:
Derivative financial assets
- Embedded derivatives for concentrates sales, net	1,856	-	1,856	-

Liabilities measured at fair value:
Derivative financial liabilities
- Hedge derivative financial instruments	1,093	-	1,093	-

As of December 31, 2012
Assets measured at fair value:
Derivative financial assets:	54,509	54,509	-	-

Liabilities measured at fair value:
Derivative financial liabilities:
- Embedded derivative financial instruments, net	4,939	-	4,939	-

Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities such as cash and cash equivalents, trade and other receivables, trade and other payables that are liquid or have short-term maturities (less than three months), it is estimated that their book value is similar to their fair value. The derivatives are also recorded at the fair value so that differences do not need to be reported.

The fair value of embedded derivatives is determined using valuation techniques with information directly observable in the market (future metal quotations).

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

Based on the foregoing, there are no important existing difference between the value in books and the reasonable value of the assets and financial liabilities as of December 31, 2013 and 2012.

MINERA YANACOCHA S.R.L.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

MINERA YANACOCHA S.R.L.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

S/.	=	New Peruvian sol
US$	=	United States dollar

F-92

REPORT OF THE INDEPENDENT REGISTERED AND CERTIFIED PUBLIC ACCOUNTING FIRM

To the Partners and the Executive Committee of

Minera Yanacocha S.R.L.

February 20, 2014

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in partners’ equity and cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. at December 31, 2013 and 2012, and the results of their operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Gareglio Aparacio y Asociados

Countersigned by

/s/ Luis W. Montero	(partner)
Luis W. Montero
Peruvian Certified Public Accountant
Registration No. 01-17729

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2013	2012	2011
	(dollars in thousands)

Revenues	$1,457,646	$2,201,815	$2,002,602

Costs and expenses
Costs applicable to sales (1)	707,618	694,146	738,336
Amortization	333,006	252,900	231,520
Reclamation and remediation	26,205	20,090	19,135
Exploration	19,978	39,975	23,913
Write-down of long-lived assets	7,799	17,577	1,864
Advanced projects	44,531	81,749	42,359
Other expense, net (Note 4)	80,065	112,995	40,474
	1,219,202	1,219,432	1,097,601

Other income (expense)
Other income, net (Note 5)	10,776	6,580	30,841
Interest expense, net of capitalized interest of US$4,404 in 2011 only	(632)	(566)	(417)
	10,144	6,014	30,424

Income before income and mining tax	248,588	988,397	935,425
Income and mining tax expense (Note 6)	(107,591)	(361,857)	(293,038)
Net income	140,997	626,540	642,387

Other comprehensive income (loss)	(226)	1,129	(1,511)
Comprehensive income	$140,771	$627,669	$640,876

(1) Excludes Amortization and Reclamation and Remediation

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2013	2012	2011
	(dollars in thousands)
Operating activities:
Net income	$140,997	$626,540	$642,387
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization	333,006	252,900	231,520
Deferred income tax	(106,250)	4,648	(2,854)
Deferred workers’ profit participation	(28,443)	1,347	(1,170)
Reclamation and remediation	26,205	20,090	19,135
Write-down of fixed assets	7,799	17,577	1,864
Write-down of ore on leach pads to realizable value	104,761	6,493	-
Other operating adjustments	(3,705)	(1,241)	(3,144)
(Increase) decrease in operating assets:
Inventories, stockpiles and ore on leach pads	(101,755)	(15,481)	21,346
Other assets	37,782	19,698	(53,010)
Increase (decrease) in operating liabilities:
Accounts payable and other accrued liabilities ...	(100,281)	11,752	61,369
Reclamation liabilities	(4,387)	(7,661)	(5,882)
Net cash provided from operations	305,729	936,662	911,561

Investing activities:
Additions to property, plant and mine development	(394,440)	(1,147,757)	(994,440)
Investments in marketable debt securities	-	-	(3,240)
Proceeds from marketable securities	-	-	3,588
Proceeds from sale of assets	57,625	31,155	1,593
Net cash used in investing activities	(336,815)	(1,116,602)	(992,499)

Financing activities:
Repayment of debt	-	-	(1,959)
Net cash used in financing activities	-	-	(1,959)

Net change in cash and cash equivalents	(31,086)	(179,940)	(82,897)
Cash and cash equivalents at beginning of the year	618,051	797,991	880,888
Cash and cash equivalents at end of the year	$586,965	$618,051	$797,991

See Note 18 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2013	2012
	(dollars in thousands)
ASSETS
Cash and cash equivalents	$586,965	$618,051
Accounts receivable (Note 8)	50,585	100,539
Due from related parties (Note 13)	25,539	17,205
Inventories (Note 9)	69,235	87,413
Stockpiles and ore on leach pads (Note 10)	202,333	145,546
Deferred income tax assets (Note 6)	4,875	4,378
Other current assets (Note 11)	13,936	22,334
Current assets	953,468	995,466

Property, plant and mine development, net (Note 12)	3,126,212	3,120,173
Stockpiles and ore on leach pads (Note 10)	301,126	352,086
Other long-term assets (Note 11)	131,158	73,810
Total assets	$4,511,964	$4,541,535

LIABILITIES

Accounts payable	$75,658	$114,803
Due to related parties (Note 13)	34,275	49,399
Workers’ profit participation (Note 14)	30,325	45,225
Income tax payable	-	13,862
Other current liabilities (Note 15)	82,124	145,078
Current liabilities	222,382	368,367

Reclamation and remediation liabilities (Note 16)	553,921	507,943
Deferred workers’ profit participation (Note 14)	-	18,327
Deferred income tax liabilities (Note 6)	-	74,042
Other long-term liabilities	24,200	2,166
Total liabilities	$800,503	$970,845

Commitments and contingencies (Note 20)

PARTNERS’ EQUITY
Partners’ contributions	398,216	398,216
Additional contributions	226	226
Accumulated other comprehensive income	1,780	2,006
Retained earnings	3,311,239	3,170,242
Total partners’ equity (Note 17)	3,711,461	3,570,690
Total liabilities and partners’ equity	$4,511,964	$4,541,535

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY

	Partners’ Contributions	Additional Contributions	Retained Earnings	Accumulated Other Comprehensive Income	Total Partners’ Equity

Balance at January 1, 2011	$398,216	$226	$1,901,315	$2,388	$2,302,145
Unrealized (loss) on marketable securities, net of income tax	-	-	-	(1,511)	(1,511)
Net income	-	-	642,387	-	642,387
Balance at December 31, 2011	$398,216	$226	$2,543,702	$877	$2,943,021
Unrealized gain on marketable securities, net of income tax	-	-	-	1,129	1,129
Net income	-	-	626,540	-	626,540
Balance at December 31, 2012	$398,216	$226	$3,170,242	$2,006	$3,570,690
Unrealized loss on marketable securities, net of income tax	-	-	-	(226)	(226)
Net income	-	-	140,997	-	140,997
Balance at December 31, 2013	$398,216	$226	$3,311,239	$1,780	$3,711,461

The accompanying notes are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

1.	BUSINESS ACTIVITIES

Minera Yanacocha S.R.L. (the “Company, we or our”), formerly Minera Yanacocha S.A., was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is engaged in the production of gold and exploration and development of gold and copper under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”).

The Company is owned 51.35% by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation (“Newmont”), 43.65% owned by Compañía Minera Condesa S.A., which is 100% owned by Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and 5% owned by the International Finance Corporation.

The majority Partners of the Company (or their affiliates) also own the majority interest in Chaupiloma. In accordance with a mining lease, amended effective January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

The Company’s operations are located near Cajamarca, province of Peru and currently include the following open pit mines: Cerro Yanacocha, La Quinua (which includes El Tapado Oeste), Chaquicocha, Maqui Maqui, Carachugo, Marleny and Cerro Negro. The Company has four leach pads, three processing facilities, and one mill. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching or milling, followed by Merrill - Crowe zinc precipitation and smelting where a final doré product is poured. The doré is then shipped offsite for refining and is sold on the worldwide gold markets.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flow and profitability of the Company’s operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control. During 2013, 2012 and 2011, the Company produced 1.02 million, 1.35 million and 1.29 million ounces of gold, respectively.

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. The project has proven and probable reserves of 12.6 million ounces (unaudited) of contained gold and 3.3 billion pounds (unaudited) of contained copper at December 31, 2013.

Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The result of the Peruvian Central Government initiated Environmental Impact Assessment (“EIA”) independent review were announced on April 20, 2012 and confirmed the initial EIA met Peruvian and International standards. The review made recommendations to provide additional water capacity and social funds, which the Company accepted. The Company announced the decision to move the project forward on a “water first” approach on June 22, 2012. During 2013 the project focused on building water reservoirs, completing the last engineering activities, and accepting delivery of the main equipment purchases.

Should the Company be unable to continue with the current development at Conga, we may reprioritize and reallocate capital to development alternatives. Should the project proceed, average annual estimated gold production of approximately 580 to 680 thousand ounces of gold per year and attributable production of 155 to 235 million pounds of copper per year are expected during the first five years of production.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

In the second quarter of 2011, Presidential and Congressional elections resulted in a change in government in Peru. The new administration supported mining as a driver for continued growth and future development of Peru in 2012. However, we are unable to predict whether the Central government will continue to take similar positions in the future. The regional government actively opposed the Conga project in 2012 and continues to reject the viability of its development. We are unable to predict the positions that will be taken in the future and whether such positions or changes in law will affect Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, as well as future protests, community demands and road blockages. For example, during the third quarter of 2011, the new government enacted four new tax laws. The Company cannot predict future positions of either the Central or regional government on foreign investment, mining concessions, land tenure or other regulations. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on our results of operations and financial position.

Total proven and probable reserves (unaudited) contained in active open pits, other pits to be developed, stockpiles, ore in process on leach pads and the Conga project are approximately 18.4 million ounces of contained gold, 3.3 billion pounds of contained copper and 37.1 million ounces of silver at December 31, 2013.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Minera Yanacocha S.R.L and the San José Reservoir Trust (“Trust”). In November 2008, the Company funded the Trust to ensure continuous operation of the San José Reservoir after 2018. The Company transferred $13,000 to the Trust in 2008. No withdrawals are allowed until 2018 and the Company is committed to a $23,000 fund as of that date. This Trust is irrevocable and is a separate legal entity. The grantor is the Company, the trustee is the FiduPerú S.A. Sociedad Fiduciaria and the beneficiary is the Company; therefore, the Company consolidates the Trust in its Consolidated Financial Statements.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these balances, the carrying amounts approximate their fair value. Restricted cash is excluded from cash and cash equivalents and is included in other current assets or long-term assets depending on the applicable restrictions.

Investments

Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each reporting date. The Company accounts for its marketable security investments as available for sale securities in accordance with FASB Accounting Standards Codification (“ASC”) guidance on accounting for certain investments in debt and equity securities. The Company periodically evaluates whether declines in fair values of its investments below the Company’s carrying value are other-than-temporary in accordance with ASC guidance. The Company’s policy is to generally treat a decline in the investment’s quoted market value that has lasted continuously for more than six months as other-than-temporary decline in value. The Company also monitors its investments for events or changes in circumstances that have occurred that may have a significant adverse effect on the fair value of the investment and evaluates qualitative and quantitative factors regarding the severity and duration of the unrealized loss and the Company’s ability to hold the investment until a forecasted recovery occurs to determine if the decline in value of an investment is other-than-temporary. Declines in fair value below the Company’s carrying value deemed to be other-than-temporary are charged to earnings.

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

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist; the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”. Pre-stripping costs are capitalized during the development of an open pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of de minims saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

The production phase of an open pit mine commences when saleable minerals, beyond a de minims amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. The Company’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry resulting in incomparable allocations of stripping costs to deferred mine development and production costs. Other mining companies may expense pre-stripping costs associated with subsequent pits within a mining complex. Other mining companies may capitalize stripping costs incurred in connection with the production phase.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of gold or other commodities that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties.

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

Reclamation and Remediation Costs

Reclamation obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated retirement obligation is based on when spending for an existing environmental disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site in accordance with ASC guidance for reclamation obligations.

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

Comprehensive Income

In addition to Net income (loss), Comprehensive income (loss) includes all changes in equity during a period, such as foreign currency, translation adjustments, cumulative unrecognized changes in fair value of marketable securities available-for-sale or other investments, except those resulting from investments by and distributions to owners.

Reclassifications

Certain reclassifications between amounts reported in the income statement of prior years have been reclassified according the 2013 presentation.

Recently Adopted Accounting Pronouncements

Reporting of Amounts reclassified out of Accumulated Other Comprehensive Income

In February 2013, ASC guidance was issued related to items reclassified from Accumulated Other Comprehensive Income (Loss). The new standard requires the disclosure, either in a single note or parenthetically on the face of the financial statements, of:(i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. Adoption of the new guidance, effective for the fiscal year beginning January 1, 2013, had no impact on the consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. In January 2013, an update was issued to further clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. Adoption of the new guidance, effective for the fiscal year beginning January 1, 2013, had no impact on the consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Presentation of an Unrecognized Tax Benefit

In July 2013, ASC guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for all same jurisdiction net operating loss carry forward, a similar tax loss, or tax credit carry forwards. A gross presentation will be required only if such carry forwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company is still evaluating the impact of the updated guidance on the consolidated financial position, results of operations or cash flows.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

3.	SEGMENT INFORMATION

The Company´s reportable segments are based upon the Company’s management structure that is focused on the Company’s operating segments. The Company has identified two reportable segments, Yanacocha and Conga. The Company does not have any reportable segments which represent less than 10% of the combine revenue, profit or loss or total assets of all the reported operating segments. Earnings from operations do not reflect general corporate expenses, interest (except project-specific interest) or income and mining taxes. Transactions with related parties have been eliminated in order to report on the basis that management uses internally for evaluating segment performance. The financial information (expressed in millions) relating to the Company’s segments is as follows:

	Sales	Cost applicable to sales	Amortization	Advanced projects and exploration	Pre-tax income (loss)	Total assets	Capital expenditures
Year ended December 31, 2013
Yanacocha	$1,458	$707	$333	$41	$274	$2,853	$166
Conga	-	-	-	24	(25)	1,659	169
	$1,458	$707	$333	$65	$249	$4,512	$335
Year ended December 31, 2012
Yanacocha	$2,202	$694	$253	$59	$1,071	$2,935	$496
Conga	-	-	-	61	(83)	1,606	549
	$2,202	$694	$253	$120	$988	$4,541	$1,045
Year ended December 31, 2011
Yanacocha	$2,003	$738	$232	$39	$963	$2,701	$355
Conga	-	-	-	27	(28)	1,086	726
	$2,003	$738	$232	$66	$935	$3,787	$1,081

4.	OTHER EXPENSE, NET

	Years Ended December 31,
	2013	2012	2011
Regional administration	$17,480)	$35,026)	$23,341)
Community development and external affairs	46,482)	30,078)	17,341)
World Gold Council dues	781)	3,021)	1,281)
Employee severance program	19,323)	40,943)	-)
Other	(4,001)	3,927)	(1,489)
	$80,065)	$112,995)	$40,474)

Community development and external affairs

Community and external affairs expenditures relate to payments made for water and road improvements, training and other local social activities that benefit communities in and around the Company’s mining operations.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Employee severance program

During 2013 and 2012 Yanacocha continued with a restructuring program in order to align the Company's organization with future business needs. In connection therewith, a group of employees signed mutual agreements to terminate their labor contracts in return for severance payments. This program was executed in September 2012 and through the year 2013. No liabilities were outstanding at each year-end.

5.	OTHER INCOME, NET

	Years Ended December 31,
	2013	2012	2011
Development projects, net	$2,910	$10,785	$24,959
Gain (loss) on sale of assets	5,082	(3,878)	1,557
Interest income	720	1,019	1,323
Foreign currency exchange gain (loss)	2,064	(1,216)	(745)
Other	-)	(130)	3,747
	10,776	$6,580	$30,841)

6.	INCOME AND MINING TAXES

Tax Stabilization Agreements

The Company has entered into the following tax stability agreements, each with a term of 15 years:

		Date of the	Tax Regimes
Mine	Effective	Tax Agreement	in Force

Maqui Maqui	January 1, 1997	September 12, 1994	May 6, 1994
Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

These agreements guarantee the Company’s use of the tax regimes shown in the table above and permit maintenance of its accounting records in U.S. dollars.

The Maqui Maqui tax stability agreement expired on January 1, 2012; consequently subsequent to that date it is subjected to the tax regime currently in force at year-end.

The Company, with the assistance of legal advisors, determines the taxable income based on its understanding of applicable tax legislation. Taxable income differs from pre-tax income disclosed within these financial statements by those items that the applicable tax legislation deems to be non-taxable or non-deductible and by certain differences between U.S. and International Financial Reporting Standards (IFRSs) beginning 2013 (Peruvian generally accepted accounting principles, up through 2012).

For the years ended December 31, 2013, 2012 and 2011 the income tax rate was 30% except for the La Quinua mine for which a 29% income tax rate applied.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Other Mining Taxes

a)	Law N° 29788, Mining Royalties

On September 28, 2011, the Peruvian Government enacted new legislation to comprise a new mining tax payable to the Peruvian Government for extracting metallic and non-metallic mineral resources from its mining concessions.

According to this legislation, the mining royalty is payable quarterly, based on sales and operating profit determined in accordance with Peruvian generally accepted accounting principles (changed to IFRS in 2013). The royalty amount due is 1% of sales. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate of 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. During 2013, 2012 and 2011, $7,134, $5,102 and $1,146, respectively, were included in Costs applicable to sales based on 1% of revenue and $6,132, $2,359 and $132 were included in Income and mining tax expense based on an average of 1.81%, 3.46% and 3.97% of operating profit, respectively.

b)	Law N° 29789, Special Mining Tax

The Special Mining Tax (“IEM”) applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit determined in accordance with Peruvian generally accepted accounting principles (changed to IFRS in 2013). The rate varies depending on the level of operating profit. During 2013, 2012 and 2011; $11,693, $6,900 and $1,300, respectively, were included in Income and mining tax expense due to the IEM based on average of 3.45%, 3.13% and 3.69% of operating profit, respectively.

c)	Law N° 29790, Special Mining Charge

The Special Mining Charge (“GEM”) applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit determined in accordance with Peruvian generally accepted accounting principles (changed to IFRS in 2013). The rate varies depending on the level of operating profit margin. The GEM applied to operations at Cerro Yanacocha and La Quinua in 2013, 2012 and the fourth quarter of 2011. This change resulted in $12,547, $68,644 and $19,661, respectively, of additional Income and mining tax expense based on average of 3.23%, 6.55% and 5.95% of operating profit, respectively.

d)	Law N°29471, Supplementary Fund

The Supplementary Fund for retirement of mining applies to metallurgical and steel workers, affiliated to the National Pension System (SNP) and the Private Pension System (PPS); and was effective May 11, 2012. This Fund is composed of contributions by employees and the Company which are distributed accordingly:

-	Employers contribute 0.5% of the annual income before taxes.
-	Employees contribute 0.5% of their monthly gross salary.
-	Employer's contributions are paid before tax; therefore these amounts are deductible expenses each year.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

The new pension fund tax is calculated based on annual income determined in accordance with Peruvian generally accepted accounting principles (changed to IFRS in 2013) and is payable quarterly. During 2013 these amounts were included in Income and mining tax expense.

Peruvian Income Tax and Workers’ Profit Participation

The current income tax and workers’ profit participation expense (Note 14) was determined as follows:

	Years Ended December 31,
	2013	2012	2011
Income before workers’ profit participation and income tax (in accordance with Peruvian GAAP through 2012 and IFRS in 2013)	$254,912	$1,074,530	$988,887
Plus:
Non-deductible expenses	40,568	27,503	26,247
Reclamation (environmental) reserve liability	43,163	33,910	61,732
Advanced projects (prior to operations)	29,431	49,904	26,502
Provision for government mining royalties	3,123	12,552	9,201
Capitalized interest amortization	1,018	4,357	5,363
Contingencies and commitments’ accruals	27,091	909	1,134
Intangible asset road amortization	2,849	2,849	2,849
Leasing benefit	79	7,534	6,552
Provision for obsolescence of inventories	141,409	6,901	378
Conga non-deductible expenses	5,476	45,413	-
Inventory adjustments (IFRS adoption)	106,890	-	-
Tax amortization rate adjustment	57,581	-	-
Other	1,274	10,915	4,297
	459,952	202,747	144,255
Less:
Amortization and mineral interests	47,982	(148,995)	(86,752)
Tax amortization rate adjustment	-	(19,332)	(24,040)
Reclamation (environmental) reserve expense	(4,387)	(7,661)	(5,882)
Accounts receivable write-off	-	-	(1,293)
Other mining taxes	(42,925)	(91,935)	(24,134)
Intangible assets	(11,800)	-	-
Stripping cost	(41,654)	-	-
Other	-	-	(2,823)
	(52,784)	(267,923)	(144,924)
Base to calculate workers’ profit participation	662,080	1,009,353	988,218
Workers’ profit participation (8%)	(52,966)	(80,748)	(79,057)
2012 workers’ profit participation paid in 2013	(40,264)	-	-
Taxable income	$568,850	$928,605	$909,161

Income tax (30%)	$170,655	$278,581	$272,748
Credit for charitable donations	-	-	(928)
Prior year adjustment	-	-	(11,023)
Adjustment due to income tax rate applicable to La Quinua	(1,564)	(1,149)	(1,836)
Current income tax	$169,091	$277,432	$258,961

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Income Tax – Reconciliation from Peru Tax Return to Income Tax Expense and Tax Balance Sheets

The Company’s income tax provision consisted of the following:

	Years Ended December 31,
	2013	2012	2011
Current Peru tax return	$169,091	$277,432	$258,961
Royalties and mining taxes	39,802	79,383	20,980
Other taxes	576	1,157	3,153
Income tax prior year adjustments	10,348	(763)	12,934
Current	219,817	357,209	296,028
Deferred	(112,226)	4,648	(2,854)
Other	-	-	(136)
Income tax expense	$107,591	$361,857	$293,038

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended December 31,
	2013	2012	2011
Income before tax provision	$254,912	$1,074,530	$988,887
Peruvian statutory rate	30%	30%	30%
Income tax at statutory rate	76,474	322,359	296,666
Adjustment due to income tax rate applicable to La Quinua	(1,564)	(1,149)	(1,836)
Non-deductible expenses	6,448	7,755	26,514
Penalties and interest	35	21	340
Other mining taxes	39,802	79,383	20,980
Other	(13,604)	(46,512)	(49,626)
Total income tax expense	$107,591	$361,857	$293,038

Components of deferred income tax assets (liabilities) are as follows:

	At December 31,
	2013	2012
Deferred income tax assets:
Reclamation and remediation	$98,404	$72,584
Accounts payable and accrued expenses	37,270	30,132
Ore on leach pads	21,130	-
Deferred workers’ profit participation	-	5,498
Other	7,958	9,620
	164,762	117,834
Deferred income tax liabilities:
Property, plant and mine development	(116,165)	(161,471)
Deferred workers’ profit participation	(1,303)	-
Ore on leach pads	-	(23,796)
Other	(2,902)	(2,231)
	(120,370)	(187,498)
Net deferred income tax asset (liability)	$44,392	$(69,664)

Deferred income tax asset - current portion	$4,875	$4,378
Long-term deferred income tax asset (liability)	39,517	(74,042)
Net deferred income tax asset (liability)	$44,392	$(69,664)

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Unrecognized Tax Benefits

At December 31, 2013 and 2012, the Company had $1,198 of total gross unrecognized tax benefits that, if recognized, would impact the Company’s effective income tax rate. The Company’s continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of its income tax expense. The Company files income tax returns with Peruvian taxing authorities and is no longer subject to income tax audits by taxing authorities for years before 2008.

7.	FAIR VALUE ACCOUNTING

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

Level1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company’s assets that are measured at fair value on a recurring basis (at least annually) correspond to the San José Reservoir Trust assets and provisional priced metal sales contracts.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

8.	ACCOUNTS RECEIVABLE

	At December 31,
	2013	2012
Value added tax	$47,736	$71,498
Equipment and fuel receivables	1,677	19,973
Trade accounts receivable	18	730
Employee receivables	947	793
Other	207	7,545
	$50,585	$100,539

9.	INVENTORIES

	At December 31,
	2013	2012
Leach in-process	$1,589	$4,624
Mill in-circuit	3,389	13,620
Precious metals	4,626	7,942
Materials and supplies	59,631	61,227
	$69,235	$87,413

10.	STOCKPILES AND ORE ON LEACH PADS

	At December 31,
	2013	2012
Current:
Stockpiles	$99,892	$30,979
Ore on leach pads	102,441	114,567
	$202,333	$145,546
Long-term:
Stockpiles	$188,673	$88,615
Ore on leach pads	112,453	263,471
	$301,126	$352,086

11.	OTHER ASSETS

	At December 31,
	2013	2012
Other current assets:
Prepayments to suppliers and contractors	$10,785	$14,510
Claims for tax refunds	670	4,335
Restricted cash	154	1,045
Prepaid expenses and other	2,327	2,444
	$13,936	$22,334
Other long-term assets:
Intangible assets, net	52,465	$54,549
San José Reservoir Trust assets	16,791	17,127
Deferred income tax asset	39,517	-
Deferred workers’ participation	10,116	-
Other	12,269	2,134
	$131,158	$73,810

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

As of December 31, 2013 and 2012, Prepayments to suppliers and contractors is related to the purchase of supplies of $10,785 and $14,510, respectively.

Intangible assets relate to the amounts invested in the construction of a public alternative road to the coast utilized to support the Company’s operations.

12.	PROPERTY, PLANT AND MINE DEVELOPMENT, NET

	At December 31, 2013			At December 31, 2012
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$32,570	$-	$32,570	$32,690	$-	$32,690
Land improvements	43,707	(26,920)	16,787	43,707	(22,610)	21,097
Facilities and equipment	2,763,968	(1,948,424)	815,544	2,457,548	(1,810,348)	647,200
Mine development	921,258	(483,585)	437,673	930,709	(386,090)	544,619
Mineral interests	66,937	(8,760)	58,177	69,779	(8,934)	60,845
Asset retirement cost	493,541	(228,489)	265,052	451,647	(164,240)	287,407
Construction-in-progress	1,500,409	-	1,500,409	1,526,315	-	1,526,315
	$5,822,390	$(2,696,178)	$3,126,212	$5,512,395	$(2,392,222)	$3,120,173

Construction-in-progress for 2013 of $1,500,409 relates primarily to leach pad development, water treatment and Conga reservoir engineering and procurement activities while the amount for 2012 of $1,526,315 primarily relates to project development costs for Conga and leach pad expansion.

The depreciation method and the expected useful lives of property, plant and mine development are as follows:

	Method	Depreciable Life (in years)
Facilities and equipment:	Straight line	8 to 25
Facilities		8 to 25
Leach pads		5
Equipment		2.5 to 10.5
Other		5
Mine development	UOP based on ounces mined	8 to 21
Mineral interests	UOP for producing property	12
Asset retirement cost	Related asset	5 to 15

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

	At December 31, 2013			At December 31, 2012
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Mineral Interest
Production stage	$29,457	$(8,760)	$20,697	$32, 299	$(8, 934)	$23,365
Development stage	20,298	-	20,298	20, 298	-	20,298
Exploration stage	17,182	-	17,182	17, 182	-	17, 182
	$66,937	$(8,760)	$58,177	$69, 779	$(8, 934)	$60,845

13.	DUE TO/FROM RELATED PARTIES

The Company has the following amounts due from and to related parties:

	At December 31,
	2013	2012
Due from related parties:
Newmont Boddington Gold Pty Ltd	$4	$6,466
Newmont USA Limited	15,997	4,988
Newmont International Service Limited	3,136	2,592
Newmont Insurance Limited	1,000	1,000
Suriname Gold	545	374
Newmont Peru S.R.L.	162	148
Newmont Santa Fe Pacific Chile	26	26
Newmont (Other)	4,669	1,611
	$25,539	$17,205

	At December 31,
	2013	2012
Due to related parties:
Newmont USA Limited	$17,219	$17,161
S.M.R.L. Chaupiloma Dos de Cajamarca	7,152	12,557
Newmont Technologies Limited	3,539	6,687
Newmont International Service Limited	3,253	5,865
Newmont Peru S.R.L.	1,589	5,193
Newmont Santa Fe Pacific Chile	28	315
Newmont (Other)	1,435	1,621
	$34,275	$49,399

Management, exploration, mine development, engineering and employment services are received pursuant to contracts with affiliates. The corresponding charges totaled $52,994, $88,476 and $60,816 in 2013, 2012 and 2011, respectively.

As described in Note 1, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. Royalty expense totaled $44,167, $66,586 and $60,816 in 2013, 2012 and 2011, respectively and is included in Costs applicable to sales.

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

In 2013, 2012 and 2011, the current expense portion of workers’ profit participation amounted to $52,966, $80,748 and $79,057, respectively, of which the majority was included in Costs applicable to sales and in minor portion assigned to Conga project.

Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N°009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo (“FONDOEMPLEO”). Law 28464 published in January 2005, which modified article 3 of Law Decree 892, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be applied to training of employees and construction of public facilities. Supreme Decree N°002-2005-TR, published in May 6, 2005, establishes a limit of 2,200 UIT (inflation measurement unit, of S/.3,700 new Peruvian sol per unit at December 31, 2013) in the contributions to FONDOEMPLEO indicating that the difference goes to the Regional Government.

15.	OTHER CURRENT LIABILITIES

	At December 31,
	2013	2012
Accrued capital expenditures	$4,754	$56,296
Contractors fund retention guarantee	2,772	32,524
Accrued operating costs	23,015	18,686
Reclamation and remediation	39,144	21,411
Payroll and other benefits	7,928	9,053
Taxes other than income and mining	886	2,194
Income tax withholding	1,613	3,222
Other	2,012	1,692
	$82,124	$145,078

Accrued capital projects are mainly related to Conga, Western Oxides, Carachugo Water Treatment and other minor projects. The significant decline from 2012 to 2013 relates primarily to the reduction in Conga related activities.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

The liability corresponds primarily to activities to be performed in the reclamation and remediation of mining activities once the gold extraction process has been finished. These activities include reclamation of the mine sites, operating water treatment plants, re-vegetation and earthworks.

The following is a reconciliation of reclamation and remediation liabilities:

Balance December 31, 2011	$353,875
Additions, change in estimates and other	163,050
Liabilities settled	(7,661)
Accretion expense	20,090
Balance December 31, 2012	$529,354)
Additions, change in estimates and other	41,893)
Liabilities settled	(4,387)
Accretion expense	26,205
Balance December 31, 2013	$593,065

The current portion of Reclamation and remediation of $39,144 and $21,411 at December 31, 2013 and 2012, respectively, are included in Other current liabilities.

The increase in the asset retirement obligation in 2013 relates to additional remediation and reclamation requirements caused primarily by the impact of mining activities during 2013.

17.	PARTNERS’ EQUITY

Partners’ Contributions

Partners’ contributions represent 1,278,451,304 common partnership interests with a par value of one Peruvian Nuevo sol each, fully subscribed and paid. Such partnership interest includes 720,407,310 shares that are owned by foreign investors.

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

Accumulated Other Comprehensive Income

Accumulated Other Comprehensive Income corresponds to the accumulated unrealized gain, net of taxes, on marketable securities.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided from operations includes the following cash payments:

	Years Ended December 31,
	2013	2012	2011
Income and mining taxes paid	$243,037	$392,741	$276,740
Interest paid, net of amounts capitalized	$-	$-	$24

19.	MAJOR CUSTOMERS AND EXPORT SALES

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through various commodity market traders worldwide. In 2013, sales to one customer accounted for $973,371 which represented 66% of total annual sales ($1,580,000 which represented 72% in 2012 and $1,419,109 which represented 71% in 2011). All gold sales were made outside of Peru.

20.	COMMITMENTS AND CONTINGENCIES

Income and Mining Tax Contingencies

Income and mining tax contingencies are provided for under ASC guidance (see Notes 2 and 6).

Unitization of Properties

In December 2000, as a result of the unitization plan carried out by the Partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

•	The Company must pay Chaupiloma 3% of the quarterly net sales according to the lease agreement. The mining rights subject to this 3% royalty are those identified in the lease agreement as part of the “Area of Influence of Chaupiloma”. Some of these mining rights are in exploitation and the rest are in exploration.

•	The Company must pay S.M.R.L. Coshuro (“Coshuro”) and Buenaventura 3% of the quarterly net sales, according to the transfer agreement. The mining rights subject to this 3% royalty are those identified in the transfer agreement, and are located out of the “Area of Influence of Chaupiloma” and within the “Area of Influence of the Joint Venture”. These mining rights are currently under exploration.

•	The Company must pay Los Tapados S.A. 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. These mining rights are currently under exploration.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Legal proceedings

Choropampa (mercury spill)

In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Peruvian soles (approximately $500,000) to the Peruvian government. Yanacocha has entered into settlement agreements with a number of individuals impacted by the incident. As compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident. Yanacocha cannot predict the likelihood of additional expenditures related to this matter.

Additional lawsuits relating to the Choropampa incident were filed against Yanacocha in the local courts of Cajamarca, Peru, in May 2002 by over 900 Peruvian citizens. A significant number of the plaintiffs in these lawsuits entered into settlement agreements with Yanacocha prior to filing such claims. In April 2008, the Peruvian Supreme Court upheld the validity of these settlement agreements, which the Company expects to result in the dismissal of all claims brought by previously settled plaintiffs. Yanacocha has also entered into settlement agreements with approximately 350 additional plaintiffs. The claims asserted by approximately 200 plaintiffs remain. In 2011, Yanacocha was served with 23 complaints alleging grounds to nullify the settlements entered between Yanacocha and the plaintiffs. Yanacocha has answered the complaints and will continue to vigorously defend its position. The Company cannot reasonably estimate the ultimate loss relating to such claims.

Since December 2010 to date, 23 new claims involving 29 plaintiffs were received by Yanacocha. In these claim, plaintiffs are requesting the Judge to (i) declare void the compensation agreement signed with Yanacocha and to (ii) award them with new compensation amounts. Two of these new claims involving two plaintiffs were dismissed as they did not comply with formal requirements.

In 19 of these cases, the initial presiding judge admitted a motion to dismiss based on prescription of the actions and dismissing the processes. Plaintiffs appealed this decision, and Superior Court confirmed it in 18 cases. In 8 of these cases, plaintiffs have challenged this decision in front of the Supreme Court, but to date one of them has already been dismissed.

In one of the claims, a different presiding judge accepted the Company’s motion to dismiss the claim regarding a new award but the Supreme Court has dismissed the matters and confirmed statute of limitations declared by Cajamarca Superior Court.

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

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

In March 2008, the company filed an Action for Constitutional Relief (Amparo) against the Municipality of Baños del Inca seeking that the referred ordinance be declared inapplicable. The Court of first instance of Lima rejected the claim lodged by the Municipality of Baños del Inca regarding the jurisdiction of such court to hear this case. On March 14, 2011 the Court of first instance of Lima served the ruling it had issued declaring the complaint inadmissible. The judgment was appealed by Yanacocha. By a resolution served on August 15, 2011, the first Civil Courtroom of the Superior Court of Lima declared void the judgment of first instance, ordering the Judge to issue a new ruling. On September 7, 2012 Yanacocha requested the Civil Courtroom to issue a judgment due to its constitutional rights being seriously threatened by the Municipality of Baños del Inca. The action is pending a new judgment to be issued by the Court of first instance with no judgment issued to-date.

San Pablo

In February 2007 the Municipality of San Pablo issued an Ordinance declaring Las Lagunas and Pozo Seco, where the company holds concession rights, as reserved and protected areas. According to past experience and actions taken by the Constitutional Court with regard to Cerro Quilish, where it was ruled that such declaration did not affect the company's mining rights, the Company believes that in this case, the declaration issued by the Municipality of San Pablo should not impact the legal rights it has to exploit these concessions. The company filed an Action for Constitutional Relief (Amparo) challenging the Ordinance on the grounds that, under Peruvian law, local governments are not empowered to create such areas, denying the rights granted by the Peruvian mining concessions. The Court of first instance rejected the complaint on grounds of form; then, the corresponding appeal was lodged.

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

On October 31, 2012 the defendant presented new evidence. By resolution served on December 10, 2012, the Courts resolved to confirm the Resolution N°26 which declared unfunded the exception of prescription of the case. The Court ruling on the statute of limitations is pending until March 2014.

Conga Project

Regional Ordinance No. 036-2011-GR.CAJ-CR dated December 5, 2011 issued by the Regional Government of Cajamarca (hereinafter the Regional Ordinance) was published in the Official Gazette "El Peruano" on December 28, 2011.

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

The Regional Ordinance, among other things, declares the unworkability of the implementation of the Conga Project in the headwaters of the basin where the following lakes are found: el Perol (District of Sorochuco); Azul and Cortada (District of Huasmín); Mamacocha (District of Bambamarca) and all those located in the area of influence of the Conga Project on the grounds of the existence of technical - legal inconsistencies in the Environmental Impact Assessment approved by Directorial Resolution No.351 - 2010 - MEM/AAM, dated October 27, 2010, and also on the grounds that it contravenes constitutional norms and international treaties. Furthermore, it declared the invalidity of any legal rule that contravenes the referred Regional Ordinance.

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

On April 17, 2012, Constitutional Court granted the action brought by Attorney General and declared unconstitutional the Regional Ordinance. This final ruling was published in the Official Gazette "El Peruano" on April 27, 2012.

At the same time, Yanacocha initiated an action for constitutional relief to declare the inapplicability of Regional Ordinance No. 036-2011-GR.CAJ-CR. As the ruling by Constitutional Court declared unconstitutional the Regional Ordinance, this actions is no longer needed.

Action for Constitutional Relief against Conga Project Exploitation

On October 19, 2012, Marco Antonio Arana Zegarra (“Marco Arana”) initiated an action for constitutional relief against the Mines and Energy Ministry and Yanacocha requesting that the Court orders to cease any threats of violation to life in an adequate and balanced environment; so that Court declare the suspension of the exploitation of the Conga Project and avoid Directorial Resolution No. 351-2010-MEM/AM dated on October 27, 2010 that approved the Conga Environmental Impact Assessment.

By Court resolution No. 1 dated on October 23, 2012 the action was dismissed. On November 5, 2012, resolution No. 1 was appealed by plaintiff and the hearing at Superior Court was held on March 4, 2013. The Cajamarca Superior Court confirmed the ruling of the judge that dismissed the claim.

On May 23, 2013, Marco Arana filed for a Constitutional remedy against the Cajamarca Superior Court decision and on June 3, 2013 the Cajamarca Superior Court accepted the Constitutional remedy filed by Marco Arana and the file has been sent to the Constitutional Court. On September 25, 2013, the Constitutional Court heard oral arguments from the parties and we are waiting their decision.

Clínica International, Adecco, SGC Security

Employees belonging to three contractors (Clinica International, Adecco, SCG Seguridad) have filed legal actions during 2008 claiming to be included in Minera Yanacocha's payroll. These workers claim that for all practical effects they are employees of the Company and therefore are entitled to all the rights attached thereto, arguing that they receive direct orders from Yanacocha and that most of the infrastructure and equipment used in the performance of their duties is also provided by the Company. These proceedings involve a total of 97 workers. The cases are detailed as follows:

MINERA YANACOCHA S.R.L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands unless otherwise stated)

Regarding the Adecco employees, the complaint includes 77 plaintiffs. This complaint was declared groundless in the first instance and confirmed by the Civil Courtroom. Thus, the plaintiffs filed an appeal for reversal. As of February 2013, the records were forwarded to the Standing Constitutional and Social Courtroom of the Supreme Court of Justice of the Republic, but the complaint was not accepted. Also during this time, some of the plaintiffs desisted from the claim. As of the date of the filing, this complaint is finished, as no plaintiffs are remaining in the process.

Regarding the Clinica International employees, the complaint includes 14 plaintiffs. On January 2014, three cases were dismissed by first instance. The remaining 11 are in process until March 2014.

In the case of SGC Security workers, the complaint includes 6 plaintiffs. The issuance of judgment in the first instance is pending, since the previous judgment was declared null by the Civil Courtroom. On January 31, 2014, the claim was dismissed by the court.

Letters of Guarantee

The Company has signed Letters of Guarantee with various financial institutions in accordance with the Mine Closure Regulation approved by Supreme Decree No.033-2005 of The Ministry of Energy and Mines. The below table sets out the outstanding signed commitments at year end by financial institution. In general, these letters of guarantee are renewed annually with the last extension being through January 18, 2015.

	2012	2013	2014
Banco de Credito del Peru	$85,000	$105,000	$150,000
BBVA Continental	45,000	71,000	100,000
Interbank	-	30,000	15,300
Scotiabank	-	-	19,000
	$130,000	$206,000	$284,300

These four letters of guarantee shall come into force if the Company fails to execute in whole or in part the Mine Closure Plan.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2013, 2012 and 2011

together with the Report of Independent Registered Public Accounting Firm

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2013, 2012 and 2011

together with the Report of Independent Registered Public

Accounting Firm

Content

F-123

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Minera Cerro Verde S.A.A.

We have audited the accompanying financial statements of Sociedad Minera Cerro Verde S.A.A. (a Peruvian company, subsidiary of Freeport-McMoRan Copper & Gold Inc.), which comprise the statements of financial position as of December 31, 2013 and 2012, and the related statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years ended December 31, 2013, 2012 and 2011 and a summary of significant accounting policies and other explanatory notes. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2013 and 2012, and the results of operations and its cash flows for each of the three years ended December 31, 2013, 2012 and 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”), which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 27 to the Financial Statements).

Lima, Peru,

April 30, 2014

Countersigned by:

/s/ Víctor Burga
Víctor Burga
C.P.C.C. Register No.14859

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2013 and 2012

	Note	2013	2012
		US$(000)	US$(000)
			(Note 2.3)
Assets
Current assets
Cash and cash equivalents	5	854,570	1,427,528
Trade accounts receivable	6	7,604	4,054
Trade accounts receivable from related parties	20(f)	306,101	318,562
Embedded derivative	22	18,408	11,569
Other accounts receivable	7	49,703	28,408
Inventories, net	8	217,000	191,250
Total current assets		1,453,386	1,981,371
Other long – term accounts receivable	7	322,791	63,964
Long - term inventories	8	216,797	175,812
Property, plant and equipment, net	9	2,831,779	1,852,328
Intangible assets, net		3,448	5,078

Total assets		4,828,201	4,078,553

Liabilities and equity, net
Current liabilities
Trade accounts payable	10	268,508	146,354
Accounts payable to related parties	20(f)	8,293	8,081
Income tax payable		52,740	21,187
Workers’ profit sharing payable	11	47,447	75,991
Financial leases		4,577	-
Other accounts payable	12	45,749	20,855
Total current liabilities		427,314	272,468
Non - current portion of financial leases		1,326	-
Non - current portion of accounts payable to related parties	20(f)	3,980	295
Non - current portion of other accounts payable	12	1,559	245
Provision for remediation and mine closure	19(a)	48,479	79,812
Deferred income tax liability, net	13(a)	258,059	251,511
Total liabilities		740,717	604,331
Equity, net	14
Issued capital		990,659	990,659
Legal reserve		198,132	198,132
Retained earnings		2,898,693	2,285,431
Total equity, net		4,087,484	3,474,222

Total liabilities and equity, net		4,828,201	4,078,553

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2013, 2012 and 2011

	Note	2013	2012	2011
		US$(000)	US$(000)	US$(000)
			(Note 2.3)	(Note 2.3)

Sales of goods	16	1,811,488	2,127,023	2,520,050
Cost of sales of goods	17	(795,064)	(765,789)	(824,700)
Gross profit		1,016,424	1,361,234	1,695,350

Operating expenses
Selling expenses	18	(68,448)	(78,674)	(83,612)
Expense related to water plant		-	(19,606)	(13,670)
Excess of workers´profit sharing		-	-	(21,923)
Other operating income (expenses), net		147	(9,898)	(16,865)
		(68,301)	(108,178)	(136,070)
Operating profit		948,123	1,253,056	1,559,280

Other income (expenses)
Finance income		2,178	1,886	1,078
Finance costs		(1,843)	(6,951)	(165)
Net gain (loss) from exchange differences		(1,858)	3,149	1,924
		(1,523)	(1,916)	2,837

Profit before income tax		946,600	1,251,140	1,562,117
Income tax expense	13(b,c)	(333,338)	(454,556)	(483,718)

Profit for the year		613,262	796,584	1,078,399

Basic and diluted earnings per share (stated in US dollars)	21	1.75	2.28	3.08
Weighted average number of shares outstanding	21	350,056,012	350,056,012	350,056,012

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in equity

For the years ended December 31, 2013, 2012 and 2011

	Issued capital	Legal reserve	Retained earnings	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2011	990,659	198,132	410,448	1,599,239
Profit for the year (note 2.3)	-	-	1,078,399	1,078,399
Balance as of January 1, 2012	990,659	198,132	1,488,847	2,677,638
Profit for the year (note 2.3)	-	-	772,070	772,070
Balance as of December 31, 2012	990,659	198,132	2,260,917	3,449,708
IFRIC 20 adoption effect (note 2.3)	-	-	24,514	24,514
Balance as of December 31, 2012 (revised)	990,659	198,132	2,285,431	3,474,222
Profit for the year	-	-	613,262	613,262
Balance as of December 31, 2013	990,659	198,132	2,898,693	4,087,484

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
		(Note 2.3)	(Note 2.3)
Operating activities
Profit before income tax	946,600	1,251,140	1,562,117
Adjustments to reconcile profit before income tax to net cash flows from operating activities:
Depreciation of property, plant and equipment	107,620	94,242	82,431
Amortization of intangible assets	1,630	1,630	1630
Unwinding of discount on remediation and mine closure	4,609	239	358
Provision for inventory obsolescence	1,207	778	203
Net gain from disposal/sale of property, plant and equipment	(541)	(238)	4,062
Net gain from disposal/sale of supplies	(49)	-	-
Exchange difference	1,858	(3,149)	(1,924)

Working capital adjustments:
Net decrease (increase) in operating assets:
Trade accounts receivable	(3,550)	39,999	(16,460)
Trade accounts receivable from related parties	10,603	(116,082)	91,378
Embedded derivative	(6,839)	(11,569)	208,474
Other accounts receivable	(6,314)	(2,449)	2,290
Inventories	(26,957)	(16,191)	(5,612)
Other long - term accounts receivable	(48,808)	(11,595)	19,002
Long - term inventories	(40,985)	(35,141)	(20,698)
Net increase (decrease) in operating liabilities:
Trade accounts payable	122,154	90,404	(11,426)
Accounts payable to related parties	3,897	4,666	(436)
Embedded derivative	-	(75,257)	-
Workers’ profit sharing payable	(28,544)	(43,720)	9,646
Other accounts payable	15,456	(3,820)	(107,365)
Non-current portion of other accounts payable	1,314	(758)	-
Income tax paid	(286,036)	(465,819)	(626,925)

Net cash and cash equivalents provided by operating activities	768,325	697,310	1,190,745

Statements of cash flows (continued)

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
		(Note 2.3)	(Note 2.3)

Investing activities
Proceeds from sale of property, plant and equipment	694	262	-
Time deposit	(225,000)	-	-
Purchase of property, plant and equipment	(1,066,267)	(600,872)	(195,222)
Stripping activity asset	(49,938)	(52,619)	-
Purchase of intangibles	-	(189)	-
Net cash and cash equivalents used in investing activities	(1,340,511)	(653,418)	(195,222)

Financing activities
Payment of finance lease	(772)	-	-
Net cash and cash equivalents used in financing activities	(772)	-	-

Net increase (decrease) in cash and cash equivalents in the year	(572,958)	43,892	995,523

Cash and cash equivalents at beginning of year	1,427,528	1,383,636	388,113

Cash and cash equivalents at end of year	854,570	1,427,528	1,383,636

Transactions with no effects in cash flows :
Decrease in the provision for remediation and mine closure	(36,445)	72,512	3,217
Purchase of property, plant and equipment under finance lease	6,961	-	-

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Notes to the financial statements

As of December 31, 2013, 2012 and 2011

1.	Identification and business activity of the Company

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (here in after “the Company”) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company has listed its shares on the Lima Stock Exchange since November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport-McMoRan Corporation (“FMC”), a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. (“Freeport”), owns 53.56% of the voting shares of the Company. Additionally, SMM Cerro Verde Netherlands B.V. (a subsidiary of Sumitomo Metal Mining Company Ltd.) owns 21% of the voting share of the Company, Compañía de Minas Buenaventura S.A.A. owns 19.58%, and the minority stakeholders own the remaining 5.86%.

The Company’s legal address is Asiento Minero Cerro Verde S/N Uchumayo – Arequipa. The ore deposits are located southwest of the city of Arequipa.

(b)	Business activity -

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes and concentrates.

Expansion of operations

The Company is engaged in a large-scale expansion of Cerro Verde´s production unit. The US$4.6 billion project will expand the processing capacity from 120,000 metric tons per day of ore to 360,000 metric tons per day, targeting incremental annual production of approximately 600 million pounds of copper and 15 million of molybdenum beginning in 2016. In December 2012, the Company received approval of the Environmental Impact Study from the Peruvian Ministry of Energy and Mines. As of December 31, 2013, the Company has invested US$1.5 billion in this project.

(c)	Financial statements approval -

The financial statements for the year ended December 31, 2013 were approved by Company´s Management on April 30, 2014 and, in Management’s opinion, they will be approved without changes by the Board of Directors and Shareholders’ Meetings to be held in the first quarter of 2014.

Notes to the financial statements (continued)

2.	Significant accounting principles and policies

2.1	Basis of preparation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The financial statements have been prepared based on a historical cost basis, except for accounts receivable and/or payable related to embedded derivatives, that have been measured at fair value.

The financial statements are presented in United States (“US”) dollars and include the years ended December 31, 2013, 2012 and 2011. Unless otherwise indicated, all values have been rounded to the nearest thousand.

2.2.	Summary of significant accounting policies and practices -

(a)	Currency -

The financial statements are presented in US dollars which is the Company’s functional currency.

Foreign currency transactions are those carried out in a currency other than the functional currency. Foreign currency transactions are initially recorded in the functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All exchange differences are taken to the statement of comprehensive income.

The Company uses exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2013, the published exchange rates were S/.2.794 for US$1 for buying and S/.2.796 for US$1 for selling (S/.2.549 for US$1 and S/.2.551 for US$1, as of December 31, 2012, respectively). These rates have been applied to the appropriate asset and liability accounts. As of December 31, 2013 and 2012, the Company did not maintain significant assets or liabilities in foreign currency.

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

Embedded derivatives -

The Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month based on quoted London Metal Exchange (LME) monthly average prices. The Company receives market prices based on prices in the specified future month, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and commercial invoices at the time of shipment based on the current LME prices, which result in an embedded derivative that is required to be separated from the host contract.

The Company’s embedded derivatives from sales are measured at fair value (based on LME spot copper prices) with subsequent changes recognized in the statements of comprehensive income until the month of maturity.

(c)	Inventories –

Inventories are stated at the lower of cost or the net realizable value. Inventory of materials and supplies, as well as in progress and finished products are determined using the weighted-average cost method. The cost of finished goods and in - process inventory (i.e., stockpiles) includes labor and benefits, supplies, energy and other costs related to mining and processing of minerals. Net realizable value is the estimated future sales price based on forward metal prices (at the year that are expected to be processed), less estimated costs to complete production and bring the inventory to sale.

Notes to the financial statements (continued)

Provision for obsolescence -

Obsolescence allowances are established based on an item-by-item analysis made by Management. Any amount of obsolescence is charged to the statements of comprehensive income in the year of occurrence.

(d)	Property, plant and equipment -

The property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The initial cost of an asset comprises its purchase price or construction cost, including customs duties and non-reimbursable taxes, as well as any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation and, in the case of qualifying assets, the cost of borrowing. The capitalized value of a finance lease is also included in this caption.

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of comprehensive income when the asset is derecognized.

The asset’s residual values, useful lives and methods of depreciation are reviewed, at each reporting period and adjusted prospectively, if appropriate.

Major maintenance and repairs -

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset, that was separately depreciated and is now written off is replaced, and it is probable that the future economic benefits associated with the item will flow to the Company through an extended life, the expenditure is capitalized. All other day-to-day maintenance and repairs costs are expensed as incurred.

Notes to the financial statements (continued)

Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off.

(e)	Exploration, development and stripping costs –

Exploration costs -

Mineral exploration costs, as well as drilling and other costs incurred for the purpose of obtain proven and probable reserves, or identifying new mineral resources at development or production stage properties, are charged to the statements of comprehensive income as incurred.

Development costs -

Development costs are capitalized based on the Management´s judgement, when the economic and technological feasibility of the project is confirmed, which is generally when the development or expansion project has reached a milestone in accordance with a model established by the Company.

(f)	Stripping costs -

As part of its mining operations, the Company incurs in stripping cost during development and production phases of its operations. Stripping costs incurred in the development phase of a mine, before production commences (development stripping) are capitalized as development costs and subsequently amortized using the UOP method over the life of the mine. The capitalization of stripping cost stops when the mine production commences.

Stripping costs incurred during the production phase are generally considered to create two benefits, being either the production of inventory or improved access to the ore to be mined in the future. Where the benefits are realized in the form of inventory produced in the period, the production stripping costs are accounted for as part of the cost of producing those inventories. Where the benefits are realized in the form of improved access to ore to be mined in the future, the costs are recognized as a non-current asset, referred to as a stripping activity asset, if the following criteria are met:

-	It is probable that the future economic benefit;
-	The Company can identify the component of the ore body for which access has been improved; and
-	The costs related to the stripping activity associated with that component can be measured reliably.

To identify components in a mine site, the Company works in coordination with the mine planning area.

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity and is disclose as part of the property, plant and equipment.

The stripping activity asset is subsequently depreciated using the units of production method over the life of the identified component of the ore body that became more accessible as a result of the stripping activity. The stripping activity asset is then carried at cost less depreciation and any impairment losses.

See impacts of adoption of IFRIC 20 Stripping Cost in Production Phase of a Surface Mine in note 2.3.

Notes to the financial statements (continued)

(g)	Impairment of non – financial assets -

At each reporting date, the Company evaluates if there is any indication that an asset may be impaired. If any indication exists, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use and is determined for the assets of the mine as a whole, since there are no assets that generate cash revenues independently.

When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the statements of comprehensive income under the categories of expenses consistent with the function of the impaired asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed if recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of comprehensive income.

(h)	Provisions -

General -

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statements of comprehensive income, net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a rate that reflects, when applicable, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance costs in the statements of comprehensive income.

Notes to the financial statements (continued)

Mine closure provision -

The Company records a mine closure provision when a contractually or legally enforceable obligation arises. The Company estimates the present value of its future obligation for mine closure and increases the carrying amount of the related “Asset Retirement Cost” - ARC, which is included in property, plant and equipment. Subsequently, the mine closure provision is accreted to full value over time and recognized as an interest cost considered in the initial fair value estimate. The related ARC is depreciated using the units-of-production method during the economic life of the mine.

The Company evaluates its mine closure provision annually and makes adjustments to estimates and assumptions, including future costs and discount rates, as applicable. Changes in the fair value of the mine closure provision or the useful life of the related asset are recognized as an increase or decrease in the book value of the provision and the related ARC in accordance with IAS 16. Any decrease in the mine closure provision and related ARC may not exceed the carrying amount of the asset. If it does, any excess over the carrying value is taken immediately to the statements of comprehensive income.

(i)	Revenue recognition -

The Company primarily sells copper cathodes and concentrates in accordance with sales contracts entered into with its customers. Revenues comprise the fair value of the sale of goods, net of related sales taxes. The Company recognizes revenue when the amount can be reliably measured, it is probable that economic benefits will flow to the Company and all significant risks (including title and insurance risk) and rewards of ownership have transferred to the customer. Revenue is not considered reliably measured until all contingencies relating to the sale have been resolved.

Sales of copper cathodes and concentrates –

Local sales of copper cathodes and concentrates are recognized when the Company has delivered the goods to the shipping company designated by the customer. Revenue associated with foreign sales of copper cathodes and copper concentrates is recognized when all significant risks and rewards of ownership have transferred to the customer, which is typically when the inventory has passed over the vessel’s rail at the port of loading.

As described in note 2.2(b), the Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month in accordance with the terms specified in the related sales contract and based on quoted LME monthly average prices. The Company receives market prices in the specified future month, and the effect of the changes in such market prices are recorded as revenues until the specified future month. The Company records revenues and commercial invoices at the time of shipment based on the current LME prices, which result in an embedded derivative that is bifurcated from the host contract.

Notes to the financial statements (continued)

(j)	Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the year. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. The income tax rate in Peru was 30% as of December 31, 2013 and 2012.

Deferred taxes -

The deferred income tax is presented using the liability method for differences between the tax basis of assets and liabilities and their book values for financial reporting purposes. Deferred tax liabilities are recognized for all temporary differences. Deferred tax assets are recorded for all deductible temporary differences when there is a probability that there could be future taxable earnings against which the deductible temporary differences could be applied.

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

Mining Taxes -

On September 29, 2011, Law 29788 (which amended Law 28528) was enacted creating a new mining tax and royalty regime in Peru.

-	Stability agreement effective until December 31, 2013

Under the new regime, companies that do not have stability agreements will be subject to a revised royalty and a special mining tax. The Company operates under a stability agreement and therefore was not subject to the revised royalty and special mining tax until its stability agreement expires on December 31, 2013. The Peruvian government also created a special mining burden that companies with tax stability agreements could elect to pay. The Company elected to pay this special mining burden during the remaining term of its stability agreement. See Note 15 (d).

Notes to the financial statements (continued)

-	Stability agreement effective since January 1, 2014

Beginning January 1, 2014, under the terms of the new stability agreement, the Company will pay mining royalties and special mining tax for all its production based on the Law No. 29788.

Mining Royalties and Special Mining Tax are in the scope of IAS 12 and are considered income tax.

(k)	Workers' profit sharing -

The Company recognizes workers’ profit sharing in accordance with IAS 19, “Employees Benefits". Workers' profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base of current year. According to Peruvian law, the limit in the workers' profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has be transferred to the Regional Government and “National Found for Employment’s Promotion and Training” (“FONDOEMPLEO”). The Company’s workers’ profit sharing is recognized as a liability in the statement of financial position and as an operating expense in the statements of comprehensive income.

(l)	Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares held during the period. When the number of shares is modified as a result of capitalization of retained earnings, the net income per basic and diluted share is adjusted retroactively for all of the periods reported. For the years ended as of December 31, 2013 and 2012, the Company did not have any financial instrument with dilutive effects; as a result, the basic and diluted shares are the same in all years presented.

(m)	Fair value -

The Company measures the embedded derivatives, at fair value at each statement of financial position.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

 Notes to the financial statements (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
-	Level 2 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable
-	Level 3 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

2.3.	Changes in accounting policies and disclosures

The Company applied for the first time, certain standards and amendments effective from January 1, 2013. The only standard requiring modification of previously issued financial statements is IFRIC 20, Stripping Cost in the Production Phase of a Surface Mine. In addition, the application of IFRS 13, Fair Value Measurement, resulted in additional disclosures in the financial statements.

Several other standards and amendments became effective during the year 2013 which did not have a significant impact on the financial statements or financial statements disclosures of the Company.

The nature and impact of each new rule applicable to the Company is described below:

IFRIC 20-Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 became effective January 1, 2013. Prior to the adoption of IFRIC 20, , the Company recorded stripping incurred during the mine´s production stage as a variable production cost and included them in the cost of inventory produced during the period when such stripping costs were incurred. As a result of the adoption of IFRIC 20, the stripping cost of production that is necessary to produce the inventory continues to be recorded as a cost of production; however, the overburden waste removal stripping costs incurred that improve access to further quantities of material to be mined in future periods is capitalized and amortized based on proved and probable reserves of each ore body (component) identified in the open pit. See further explanation of the application of IFRIC 20 in Note 2.2 (f).

Notes to the financial statements (continued)

The following adjustments were made to the statement of financial position as of December 31, 2012 in application of IFRIC 20:

	Reported	Adjustment	Revised
	US$(000)	US$(000)	US$(000)

Statement of financial position
Assets
Current assets
Cash and cash equivalents	1,427,528	-	1,427,528
Trade accounts receivable	4,054	-	4,054
Trade accounts receivable from related parties	318,562	-	318,562
Embedded derivative	11,569	-	11,569
Other accounts receivable	28,408	-	28,408
Inventories, net	194,909	(3,659)	191,250
Total current assets	1,985,030	(3659)	1,981,371
Other long – term accounts receivable	63,964	-	63,964
Long-term inventories	188,990	(13,178)	175,812
Property, plant and equipment, net	1,799,709	52,619	1,852,328
Intangible assets, net	5,078	-	5,078
Total assets	4,042,771	35,782	4,078,553
Liabilities and equity, net
Current liabilities
Trade accounts payable	146,354	-	146,354
Accounts payable to related parties	8,081	-	8,081
Income tax liability	21,187	-	21,187
Workers’ profit sharing payable	75,991	-	75,991
Other accounts payable	20,855	-	20,855
Total current liabilities	272,468	-	272,468
Non - current portion of trade accounts payable to related parties	295	-	295
Non - current portion of other accounts payable	245	-	245
Provision for remediation and mine closure	79,812	-	79,812
Deferred income tax liability, net	240,243	11,268	251,511
Total liabilities	593,063	11,268	604,331
Equity, net
Issued capital	990,659	-	990,659
Legal reserve	198,132	-	198,132
Retained earnings	2,260,917	24,514	2,285,431
Total equity, net	3,449,708	24,514	3,474,222
Total liabilities and equity, net	4,042,771	35,782	4,078,553

Notes to the financial statements (continued)

The following adjustments were made to the statement of comprehensive income for the year ended December 31, 2012 in application of IFRIC 20:

	Reported	Adjustment	Revised
	US$(000)	US$(000)	US$(000)

Sales of goods	2,127,023	-	2,127,023

Cost of sales of goods	(801,571)	35,782	(765,789)

Gross profit	1,325,452	35,782	1,361,234

Operating expenses
Selling expenses	(78,674)	-	(78,674)
Expense related to water plant	(19,606)	-	(19,606)
Other operating expenses	(9,898)	-	(9,898)
	(108,178)	-	(108,178)
Operating profit	1,217,274	35,782	1,253,056

Other income (expenses)
Financial income	1,886	-	1,886
Financial expenses	(6,951)	-	(6,951)
Gain net from exchange differences	3,149	-	3,149
Profit before income tax	1,215,358	-	1,251,140

Income tax expense	(443,288)	(11,268)	(454,556)

Profit for the year	772,070	24,514	796,584

Basic and diluted earnings per share (stated in US dollars)	2.21		2.28
Weighted average number of shares outstanding	350,056,012		350,056,012

Impact on the statement of cash flows

The effect on the statement of cash flows was a decrease to cash flows from operating activities of US$52.6 million as a higher amount of stripping costs was allocated directly to inventory during the year and an decrease to cash flows used in investing activities of US$52.6 million as a lower amount was capitalized to the stripping activity asset during the year.

The Company decided not to recognize the effect of IFRIC 20 adoption in its financial statement for the period ended December 31, 2011 since the effect is not significant to total asset, equity, net income and cash flow.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 defines fair value as an exit price.

Notes to the financial statements (continued)

Application of IFRS 13 has not materially impacted the fair value measurements of the Company. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

3.	Accounting estimates, judgments and assumptions –

The preparation of the financial statements according to IFRS requires that Management make judgments, estimates and assumptions that affect the amounts of the assets and liabilities reported, the disclosure of contingent assets and liabilities as of December 31, 2013 and 2012, and the reported amounts of revenues and expenses for the three years ended December 31, 2013, 2012 and 2011.

Estimates and assumptions are continuously evaluated and are based on the experience of Management and other factors, including expectations of future events that are reasonable under current circumstances; however, actual results could differ from these estimates.

Information about estimations and judgments taken into account by Management in the preparation of the financial statements follows:

3.1	Judgments -

(a)	Contingencies -

By their nature, contingencies will only be resolved when one or more future events do or do not occur. Determining contingencies inherently involves the exercise of judgment and calculation of the estimated results of future events.

(b)	Stripping cost - (note 2.2 (f) and 2.3) –

The Company incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. During the production phase, stripping costs (production stripping costs) can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The former are included as part of the costs of inventory, while the latter are capitalized as a stripping activity asset, where certain criteria are met.

Once the Company has identified its production stripping for each surface mining operation, it identifies the separate components of the ore bodies for each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify and define these components, and also to determine the expected volumes (e.g., tons) of waste to be stripped and ore to be mined in each of these components.

(c)	Functional currency-

The functional currency for the Company and its parent entity, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the parent entity reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.2	Estimates and assumptions -

(a)	Inventories -

Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices, less estimated costs to complete production and bring the inventory to sale. Additionally, in calculating the net realizable value of the Company’s long-term stockpiles, Management also considers the time value of money.

Notes to the financial statements (continued)

Mill and leach stockpiles generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and delivery it in solution to extraction processing facilities.

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, a reasonable estimation method is employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grades of material delivered to mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical sampling. The recoverability of copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate rapidly.

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

(b)	Estimates of ore reserves and resources -

Ore reserves are estimates of the ore quantity that can be economically and legally extracted from the mine concessions. The Company estimates its ore reserves based on information compiled by individuals qualified in reference to geological data about the size, depth and form of the ore body, and requires of geological judgments in order to interpret the data.

The estimation of recoverable reserves is based on factors such as estimated exchange rates, commodity prices, future requirements of capital and production costs, together with geological hypothesis and judgments made when estimating the size and quality of ore. Revisions in reserve or resource estimates have an impact on the value of mining properties, property, plant and equipment, provisions for cost of mine closure, recognition of assets for deferred taxes and depreciation and amortization of assets.

(c)	Units-of-production (“UOP”) depreciation -

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

Notes to the financial statements (continued)

(d)	Asset impairment –

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

(e)	Mine closure provision -

The Company assesses its mine closure provision annually. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, interest rates and inflation rates. As discussed in note 2.2(h), estimated changes in the fair value of the mine closure provision or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment”. If any change in the estimate results in an increase to the mine closure and related ARC, the Company shall consider whether or not this is an indicator of impairment of the assets and will apply impairment tests in accordance with IAS 36, “Impairments of Assets”.

Notes to the financial statements (continued)

4.	Standard issue but not effective

The standard that is issued, but not yet effective, up to the date of issuance of the Company’s financial statements is disclosed below:

IFRS 9 Financial Instruments: Classification and Measurement –

IFRS (2009) presents new requirements for the classification and measure of financial assets. IFRS 9 (2010) presents new requirements related to financial liabilities. IFRS 9 (2013) presents new requirements for hedge accounting that alligned it with risk management; also those requirements establish an approach based on hedge accounting principles addressing inconsistencies and weaknesses in the hedge accounting model defined in IAS 39. At present, IASB has a project to modify some classification and measurement requirements from IFRS 9 and include new requirements to deal with the impairment of financial assets. The adoption of this new IFRS 9 is not specified, yet, and will be determined when the phases in discussion are clear. However, the anticipated adoption is permitted.

5.	Cash and cash equivalents

(a)	This item is made up as follow:

	2013	2012
	US$(000)	US$(000)

Cash in banks	9,527	5,573
Cash equivalents (b)	845,043	1,421,955

	854,570	1,427,528

(b)	Cash equivalents comprises a portfolio of investments in highly marketable liquid investments (investments classified as “AAA” by Standard & Poor’s and Moody’s), which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash. Management plans to use them for its short-term cash needs. Because of the short maturity of these investments, less than 90 days, the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

6.	Trade accounts receivable

Trade accounts receivable are generated primarily from the Company’s cathode and copper concentrate sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees.

Notes to the financial statements (continued)

7.	Other accounts receivable

(a)	This item is made up as follow:

	2013	2012
	US$(000)	US$(000)
Other short-term accounts receivable
Value added tax credit	24,226	-
Restricted fund (b)	14,981	-
Other accounts receivable	7,605	5,594
Prepaid expenses	2,891	6,131
Tax credit for income tax	-	16,683
	49,703	28,408

Other long – term accounts receivable
Restricted fund (b)	210,019	-
Prepayment of income tax (c)	40,294	34,677
Other accounts receivable (d)	72,478	29,287
	322,791	63,964

(b)	Corresponds to a certificate of time deposit at Scotiabank for US$225 million, which bears interest at an effective annual rate of 1.2%. The deposit was made in October 3, 2013, and will be in force until November 11, 2014. Management opened this term deposit to guarantee its long term tax obligations, so that the intention of management is to renew this deposit at its maturity.

(c)	Corresponds to disbursements made by the Company in connection with income tax pre - payments that can be offset against future tax liabilities or recovered through a refund application.

(d)	Corresponds to the payments made by the Company for audits made by SUNAT for the years 2005, 2006, 2007 and 2008 which management believes are recoverable.

Notes to the financial statements (continued)

8.	Inventories, net

(a)	This item is made up as follow:

	2013	2012
	US$(000)	US$(000)
		(Note 2.3)
Finished goods:
Copper cathodes	8,124	7,335
Copper concentrate	6,887	11,592
Molybdenum concentrate	787	1,467
Balance of finished goods, see note 17	15,798	20,394
Work-in-process (b)	256,153	198,179
Materials and supplies	160,910	149,874
Materials and supplies in transit	1,063	1,326
Less - Provision for obsolescence of materials and supplies	(127)	(2,711)
Total Inventories	433,797	367,062
Less - Long-term inventories (b)	(216,797)	(175,812)

Current inventories, net	217,000	191,250

(b)	Work in process inventories represent mill and leach stockpiles which generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery are through exposure to acidic solutions that dissolve copper and deliver it in solution to the extraction processing facilities (see note 3.2(a)).

Notes to the financial statements (continued)

9.	Property, plant and equipment, net

(a)	The movement in cost and accumulated depreciation accounts as of December 31, 2013 and 2012 are shown below:

	January 1, 2012	Additions	Retirements and disposals	Transfers	December 31, 2012	Additions	Retirements and disposals	Transfers	December 31, 2013
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
					(Note 2.3)

Cost
Land	1,497	-	-	-	1,497	-	-	240	1,737
Buildings and other constructions	104,088	-	(20)	25,061	129,129	-	-	16,780	145,909
Machinery and equipment	1,510,325	-	(101)	240,006	1,750,230	-	(549)	113,777	1,863,458
Transportation units	11,282	-	(767)	1,655	12,170	-	(1,999)	4,810	14,981
Furniture and fixtures	786	-	-	-	786	-		-	786
Other equipment	12,470	-	(1,046)	10,283	21,707	6,961	(354)	866	29,180
Work in progress and transit units (b)	180,891	600,872	-	(277,005)	504,758	1,066,267	-	(136,473)	1,434,552
Asset remediation and mine closure, note 19(a)	6,883	72,512	-	-	79,395	504	(36,445)	-	43,454
Stripping activity asset	-	52,619	-	-	52,619	49,938	-	-	102,557
	1,828,222	726,003	(1,934)	-	2,552,291	1,123,670	(39,347)	-	3,636,614

Accumulated depreciation
Buildings and other constructions	28,805	2,675	(17)	-	31,463	3,223	-	81	34,767
Machinery and equipment	560,666	88,346	(68)	-	648,944	98,595	(476)	(81)	746,982
Transportation units	7,447	933	(767)	-	7,613	1,209	(1,919)	-	6,903
Furniture and fixtures	626	87	-	-	713	58	-	-	771
Other equipment	7,354	1,820	(1,058)	-	8,116	3,091	(353)	-	10,854
Asset remediation and mine closure	2,733	381	-	-	3,114	1,444	-	-	4,558
	607,631	94,242	(1,910)	-	699,963	107,620	(2,748)	-	804,835

Net Cost	1,220,591				1,852,328				2,831,779

(b)	As of December 31, 2013, the work in progress and transit units corresponded mainly to the Expansion of Cerro Verde´s production unit for US$1,377,000,000. See note 1(b).

(c)	The Company maintains insurance on its principal assets in accordance with Management’s policies.

(d)	While copper prices on the international market have declined progressively during the first half of 2013, this has not had a material effect on the Company since production costs are still lower. For this reason, management considers that there is no indicator that the assets of the Company may be impaired as of December 31, 2013 and 2012.

Notes to the financial statements (continued)

10.	Trade accounts payable

Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts for the Company’s mining activities. These obligations are mainly in US dollars, have current maturities and do not accrue interest. No guarantees have been granted.

11.	Workers’ profit sharing

The Legislative Decree N°892 (L.D. 892), issued in 1996, regulates the right of workers to participate in a company’s profits that performs activities generating third categories income and requires companies domiciled in Peru to compute and pay to employees a share of the profits generated by the companies for which they work. The Company’s liability for workers’ profit sharing is recognized according to the policy described in note 2.2(k).

The workers’ profit sharing is recognized as an operating expense in the statements of comprehensive income. The amount of workers’ profit sharing paid to employees for the years 2013 and 2012 are recognized as a cost of sales of goods (see note 17). Additionally, during 2013 and 2012 no excess of workers´ profit sharing was calculated between the total workers’ profit sharing liability and the amount paid or due to employees.

12.	Other accounts payable

This item is made up as follow:

	2013	2012
	US$(000)	US$(000)

Salaries payable	10,682	7,364
Other provisions	36,626	13,736
	47,308	21,100

Less - current portion	(45,749)	(20,855)

Non – current portion	1,559	245

Notes to the financial statements (continued)

13.	Deferred income tax

(a)	The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	January 1, 2012	Debit (credit) to the statements of comprehensive income	December 31, 2012	Debit (credit) to the statements of comprehensive income	December 31, 2013
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Income tax			(Note 2.3)
Asset
Provision for water plant construction	27,479	(27,479)	-	-	-
Price adjustment of cathodes and copper concentrates	22,577	(22,577)	-	-	-
Difference in valuation of inventories	2,955	3,971	6,926	1,278	8,204
Provision for remediation and mine closure	873	238	1,111	1,903	3,014
Development costs	655	(34)	621	(91)	530
Cost of net asset: rollers and construction of tailing dam	-	-	-	14,258	14,258
Provision generated by the special mining burden	-	6,356	6,356	(34)	6,322
Other provisions	(4,181)	4,267	86	1,487	1,573
	50,358	(35,258)	15,100	18,801	33,901

Liability
Difference in depreciation method	228,857	17,681	246,538	17,753	264,291
Stripping activity asset	-	16,578	16,578	5,200	21,778
Price adjustment of cathodes and copper concentrates	-	3,471	3,471	2,420	5,891
	228,857	37,730	266,587	25,373	291,960

Deferred liabilities, net	178,499	72,988	251,487	6,572	258,059

Mining taxes, note 15(d)
Deferred asset
Price adjustment of cathodes and copper concentrates	(3,637)	4,153	516	(516)	-
Exploration expenses	(190)	(302)	(492)	492	-
Deferred asset	(3,827)	3,851	24	(24)	-

Total debited to the statements of comprehensive income	-	76,839	-	6,548	-

Total deferred income tax liability	174,672		251,511		258,059

Notes to the financial statements (continued)

(b)	For the years ended December 31, 2013, 2012 and 2011, the income tax expense recorded differs from the result of apply the legal rate to the income before income tax of the Company, as detailed below:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Profit before income tax	946,600	1,251,140	1,562,117
Income tax rate	30%	30%	30%
Expected income tax expense	283,980	375,342	468,635
Effect of change in income tax rate to 32% due to Tax Stability Agreement effective since 2014, note 15(a)	398	11,583	-
Non - deductible expenses	3,478	11,845	5,298
Special mining burden (current and deferred)	(19,348)	(28,823)	-
Others	1,652	(1,709)	-
Current and deferred income tax charges to results	270,160	368,238	473,933
Mining taxes charged to results	63,178	86,318	9,785
	333,338	454,556	483,718

Effective income tax	35.21%	36.33%	30.97%

(c)	The income tax expenses (benefit) for the years ended December 31, 2013, 2012 and 2011 is shown below:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
Income tax
Current	263,588	295,250	495,958
Deferred	6,572	72,988	(22,025)
	270,160	368,238	473,933
Mining taxes
Current	63,202	82,467	13,612
Deferred	(24)	3,851	(3,827)
	63,178	86,318	9,785

Income tax expense reported in the statements of comprehensive income	333,338	454,556	483,718

Notes to the financial statements (continued)

14.	Equity, net

(a)	Issued capital -

As of December 31, 2013 and 2012 the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the shareholders agreement of July 11, 2003, the nominal value of the shares was denominated in US dollars and amounted to US$0.54 each. As a consequence of the capitalization of restricted earnings associated to the tax benefit (reinvestment credit), the nominal value of the share was increased to US$2.83 each in December 2009.

As of December 31, 2013 the quoted price of these shares was US$24.50 per share (US$38.00 per share as of December 31, 2012) and the daily frequency of trading is 100%, as in 2012.

(b)	Legal reserves -

In accordance with the Peruvian Companies Act, this reserve is created through the transfer of 10% of the annual net profit up to a maximum of 20% of the paid-in capital. The legal reserve must be used to offset losses, and must be replaced with future earnings. This reserve may also be used to increase capital stock but the balance must be restored from future earnings.

(c)	Dividend distribution -

During 2013 and 2012, the Company did not pay dividends.

15.	Tax situation

(a)	On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of the agreement, the Company was subject to the tax regulations in force at May 6, 1996. In addition, the Company had tax stability for a period of fifteen years beginning January 1, 1999 and with a maturity date of December 31, 2013.

On July 17, 2012, the Company entered into a new Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the General Mining Law and in connection with the Expansion of Cerro Verde´s production mining unit Project, see note 1(b). By means of this agreement, the Company is subject to the tax regulations in force at July 17, 2012. The term of this agreement is 15 years since January 1, 2014 and matures on December 31, 2028.

(b)	The income tax rate applicable to the Company is 30% and will be 32% beginning 2014 according to the new agreement above mentioned. In addition, the Company was subject to a minimum income tax equivalent to 2% of total assets until December 31, 2013, net of depreciation and amortization permitted by the stabilized income tax regime.

Notes to the financial statements (continued)

The income tax charged to results is the higher of the income tax under the tax stability agreement and the minimum income tax until December 31, 2013. For the years ended December 31, 2013, 2012 and 2011, the taxable income according to the tax law is calculated from the profit before income tax and profit sharing for both years, and is as follows:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Profit before income tax	946,600	1,251,140	1,562,117
Workers’ profit sharing	61,690	81,708	143,271
	1,008,290	1,332,848	1,705,388
Additions:
Reversal of price adjustment of copper cathodes and concentrates	11,569	(75,257)	133,217
Non - deductible expenses	11,595	39,484	5,502
Adjustment of inventory in process and finished goods	6,000	1,085	3,708
Other additions, net	14,550	(1,478)	2,999

Deductions:
Water treatment plant	-	(91,686)	13,723
Price adjustment of copper cathodes and concentrates	(18,408)	(11,569)	75,257
Special mining burden	(64,608)	(74,891)	-
Stripping activity asset	(16,646)	(52,619)	-
Deduction to due recalculation of depreciation at an annual rate of 20%	(46,784)	(5,564)	(147,902)

	(102,732)	(272,495)	86,504

Sub-total	905,558	1,060,353	1,791,892
Workers’ profit sharing (8%)	(72,445)	(84,828)	(143,351)
Taxable income	833,113	975,525	1,648,541
Income tax (30%)	(249,934)	(292,657)	(494,562)
Prior years income taxes	(13,654)	(2,593)	(1,396)
Total current income taxes charged to results, note 13(c) (does not include Special Mining Burden )	263,588	295,250	495,958

Notes to the financial statements (continued)

(c)	Peruvian Tax Authorities (SUNAT) have the right to examine, and, if necessary, amend the income tax as determined by the Company during the last four years, calculated from the year following that in which the tax returns are filed. The income tax returns for the years 2009 to 2012 and the value added tax returns for the period from January 2009 to December 2012 are open to examination by The Tax Authorities. The income tax returns for the years 2002 to 2008 have been reviewed by SUNAT, and the Company has interposed claims and/or appeals.

In addition the income tax returns for years 2009 and 2010 are being reviewed.

In Management’s and legal advisors’ opinion, there are sound legal grounds to sustain the Company’s tax positions; as a result, Management expects to obtain favorable results on these processes and any additional tax assessment would not be significant to the financial statements.

For the periods pending of examination, and due to the many possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes are payable, including interest and surcharges, as a result of the Tax Authority reviews, they will be charged to expense in the period assessed. However, in Management’s and legal advisors’ opinion, any additional tax assessment would not be significant to the financial statements.

(d)	Mining taxes -

As described in note 2.2(j), Law 29788 was enacted creating a new mining tax and royalty regime in Peru. Because the Company stabilized the tax regime in force at May 6, 1996, it was not subject to the revised royalty and special mining tax until December 31, 2013, date on which the related tax stability expired. However, the Company elected to pay a special mining burden during the remaining term of its tax stability agreement. For the years ended December 31, 2013 and 2012, the Company recorded a tax provision of US$63,202,000 and US$82,467,000, respectively, related to the special mining burden. In addition, the Company has also recognized an income and expense deferred tax amounting to US$24,000 and US$3,851,000 during the years 2013 and 2012, respectively.

(e)	On June 23, 2004, Law No.28258 - Mining Royalty Law was approved, and requires the holder of a mining concession to pay a royalty in return for the exploitation of metallic and non metallic minerals, which is calculated using rates from one to three percent of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines.

Based on the 1998 stability agreement described above in letter (a), the payment of the mining royalties was not applicable to the Company since this contribution was created after the Company signed the stability contract with the Peruvian government.

Notes to the financial statements (continued)

The Peruvian tax authority (SUNAT) has assessed mining royalties on materials processed by the Company’s concentrator, which commenced operations in late 2006. Such assessments cover the period from October 2006 to December 2007, as well as years 2008 and 2009. SUNAT has issued resolutions rejecting the claims of the Company. The Company has appealed such decisions before the Tax Court. On July 23, 2013, SUNAT notified the final decision of the Tax Court confirming the assessments for the periods October to December 2006, and for the years 2007 and 2008. By means of the decision of the Tax Court, the administrative stage for the appeal of these proceedings ends.

In September 2013, Cerro Verde filed judiciary appeals to Judiciary Court (Civil Court of the Superior Court of Arequipa) suing SUNAT, the Ministry of Energy and Mines and Tax Court for requiring the Company to pay mining royalties during the term of the stability agreement in force until 31 December 2013. The Company believes that the Stability Agreement entered into with the Peruvian government in 1998 (which was in force from January 1, 1999, to December 31, 2013 (See note 15(a)) guarantees that all minerals extracted from their production unit are included in the stabilized tax and administrative regime, which does not include the obligation to pay the Mining Royalty.

On October 1, 2013, SUNAT issued a payment order by 492 million of nuevos soles (US$ 176 million based on current exchange rates, including interest and penalties of US$104 million). As permitted by law, the Company requested and as has been granted an installment payment program that defers payment for six months and thereafter satisfies the amount via 66 equal monthly payments. In July 2013, a claim on SUNAT´s assessment for 2009 was rejected, but no final decision has been issued by the Tax Court for that year.

In Management’s and legal advisors’ opinion, the Company has sound legal grounds; consequently, it believes any payments will be recoverable.

Notes to the financial statements (continued)

16.	Sales of goods

(a)	For the years ended December 31, 2013, 2012 and 2011, sales of goods are made up of the following:

	2013		2012		2011
	Pounds(000)	US$(000)	Pounds(000)	US$(000)	Pounds(000)	US$(000)
	(Unaudited)		(Unaudited)

Copper concentrates (b)	456,116	1,316,690	469,644	1,544,647	489,314	1,637,841
Copper cathodes (b)	103,479	342,773	119,077	434,290	167,562	673,956
Other (primarily silver and molybdenum concentrates)		152,025		148,086		208,253

		1,811,488		2,127,023		2,520,050

Sales to related parties amounted to US$1,487,186,000 for the year ended December 31, 2013 (US$1,631,221,000 and US$1,876,906 for the years ended December 31, 2012 and 2011, respectively), which are summarized in note 20(b).

Notes to the financial statements (continued)

(b)	As described in note 2.2(b), the Company’s copper sales are provisionally priced at shipment date. As a result, as of December 31, 2013 and 2012, the Company had embedded derivatives recorded in its statement of financial position (see note 22). Adjustments to the provisional prices are recognized as gains and losses in sales of goods until the month of settlement. Copper concentrate and cathode sales include adjustments to the provisional sale value generated by the changes in the fair value of the embedded derivatives. These adjustments resulted in higher and lower sales for US$6,839,000and US$86,826,000 in years 2013 and 2012, respectively.

(c)	The following table shows sales of goods by geographic region based for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Asia	1,148,607	1,267,407	1,351,762
South America (mainly Peru)	275,783	389,613	445,114
Europe	272,988	378,144	513,933
North America	114,110	91,859	209,241

	1,811,488	2,127,023	2,520,050

(d)	Concentration of sales -

For the year 2013, 82% of the Company’s sales were to related entities (Freeport-McMoRan Corporation, Sumitomo Metal Mining Company and Climax Molybdenum). For the year 2012, 74% of the Company’s sales were to these related entities.

17.	Cost of sales of goods

For the years ended December 31, 2013, 2012 and 2011, the cost of sales of goods is made up of the following:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
		(Note 2.3)	(Note 2.3)
Opening balance of finished goods (see note 8(a))	20,394	14,908	16,505
Materials and supplies	324,925	327,321	315,518
Labor	157,776	102,643	134,813
Depreciation and amortization	109,250	95,872	84,061
Third parties services	91,984	85,438	74,202
Energy	73,907	73,136	69,259
Workers’ profit sharing	57,691	75,074	121,347
Services provided by related parties / Management fees (see note 20(a))	5,169	18,210	20,003
Other costs	27,740	26,125	23,021
Variance of inventories in process	(57,974)	(32,544)	(19,121)
Ending balance of finished goods (see note 8(a))	(15,798)	(20,394)	(14,908)
	795,064	765,789	824,700

18.	Selling expenses

For the years ended December 31, 2013, 2012 and 2011, selling expenses are made up of the following:

Notes to the financial statements (continued)

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Concentrate’s freight	64,683	74,816	79,097
Commissions	2,727	2,759	3,035
Cathode’s freight	1,038	1,099	1,480

	68,448	78,674	83,612

19.	Commitments and contingencies

(a)	Environmental matters -

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

On November 20, 2013 according to what is established by law, the company presented to the Ministry of Energy and Mines an updated mine closure plan, by means of which the Company updated its mine closure budget.

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

Notes to the financial statements (continued)

The table below presents the changes in the provision for remediation and mine closure:

US$(000)

Balance as of January 1, 2012	7,061
Accretion expense	239
Changes in the estimates	72,512
Balance as of December 31, 2012	79,812
Accretion expense	4,609
Changes in the estimates	(36,445)
Other adjustments	503

Balance as of December 31, 2013	48,479

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

As of December 31, 2013, the future value of the provision for closure of mining units and environmental liabilities was US$115,654,000, which was discounted using the annual risk-free rate of 5.71%, resulting in an updated liability of US$ 48,479,000 (as of December 31, 2012, the future value of the provision for closure of mining units and environmental liabilities was US$145,881,000 and was discounted using an annual risk-free rate of 4.65%, which resulted in an updated liability for US$79,812,000). The Company considers that this liability is sufficient to meet the current environmental protection laws approved by the MEM.

Up today the Company has issued letters of credit to Ministry of Energy and Mines amounting to US$14,851,000 to secure mine closure plans for its mining unit.

(b)	Construction of the Waste Water Treatment Plant

During 2011, the Company completed the feasibility study for a major expansion of its Production Unit Cerro Verde (hereinafter “the Expansion”) which includes, among others, the expansion and improvements of facilities and mining process, flotation and leaching facilities, as well as expanding them to build a concentrator and an additional leaching platform (see note 1(b)). As a result, the Company determined that the project will require the use of additional water resources apart from those currently used in the operations.

Notes to the financial statements (continued)

To carry out this investment in its production unit, the Company agreed with the authorities of Arequipa and SEDAPAR (Arequipa Sanitation Service), within the framework of the expansion, to develop and finance the engineering, construction and operation during the first two years of the Waste Water Treatment Plant (WWTP) and all its components, the same that will be used as a water source for expanded operations, supplementing the existing water resources to support the expansion.

In August 2013, the Ministry of Housing, Construction and Sanitation approved the environmental and social impact assessment of the waste water treatment plant.

This waste water treatment plant allows the viability of the Company’s Production Unit expansion project, benefiting the population of Arequipa as it will help to decontaminate the waters of the Rio Chili, and improve the health, the quality of the agricultural products, the tourism and the environment in general.

20.	Transactions with related parties

(a)	On June 1, 2005, the Company and Minera Freeport–McMoRan South America S.A.C. signed an agreement where Minera Freeport–McMoRan South America S.A.C. was appointed as the general manager of the Company. This service was rendered as of December 31, 2012.

During this year, the Company received from Minera Aurex Chile Ltda consulting and professional services related to finance, logistics, legal, environmental, corporate affairs , IT and human resources, which are made in Chile. As of December 31, 2013, the amount incurred by the Company for these services was US$5,169,000, which has been recognized in the statement of comprehensive income. See note 17.

(b)	During the years ended December 31, 2013, 2012 and 2011, the Company recognized the following sales of goods to related parties:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Sales of goods to related parties
Freeport-McMoRan Corporation (c)	775,775	845,417	1,004,362
Sumitomo Metal Mining Company, Ltd. (d)	598,023	693,945	729,446
Climax Molybdenum Marketing Corporation (e)	113,388	91,859	143,098

Total revenues	1,487,186	1,631,221	1,876,906

(c)	On October 15, 2006, the Company signed a long-term contract with FMC through in which it committed to sell 20% of its annual copper concentrate production from its primary concentrator plant. Terms of the contract are reviewed annually. For the year 2013, the sales of concentrate copper to FMC amounted to US$687,655,000 (US$746,721,000 in 2012).

The Company also sells copper cathodes based on availability. According to the terms of the sales of copper cathodes to FMC, agreements are made for each shipment. For the year 2013, sales of copper cathodes to FMC amounted to US$88,120,000 (US$98,696,000 in 2012).

Notes to the financial statements (continued)

(d)	On June 1, 2005, the Company signed a long-term agreement with Sumitomo Metal Mining Company Ltd., in which it committed to sell 50% of its annual copper concentrate production from its concentrator plant, through December 31, 2016. Contract terms are revised annually.

(e)	On October 1, 2006, the Company signed a long-term agreement with Climax Molybdenum Marketing Corporation, a wholly owned subsidiary of FMC, in which it committed to sell 100% of its annual molybdenum concentrate production, at a price based on Metals Week Dealer Oxide price and under a delivery type known as CIF (cost, insurance and freight). Terms of the contract are reviewed annually.

(f)	As a result of transactions with related parties, the Company had accounts receivable and also has the following payables as of December 31, 2013 and 2012:

	2013	2012
	US$(000)	US$(000)

Accounts receivable from related parties
Freeport - McMoRan Corporation (FMC)	176,405	203,644
Sumitomo Metal Mining Company, Ltd.	116,845	108,507
Climax Molybdenum Marketing Corporation	12,851	6,411

	306,101	318,562
Accounts payable to related parties
Freeport - McMoRan Corporation (FMC)	6,737	4,139
Minera Aurex Chile Ltda.	4,069	-
Freeport - McMoRan Sales Company	1,373	1,442
Freeport McMoRan South America Inc. Chilean Agency	94	-
Minera Freeport – McMoRan South America S.A.C.	-	2,795

Accounts payable to related parties	12,273	8,376
Less
Long-Term Accounts payable to related parties	(3,980)	(295)
Short - Term Accounts payable to related parties	8,293	8,081

Terms and transaction with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees received or provided for any accounts receivable or payable to related parties. As of December 31, 2013 and 2012, the Company had not recorded any impairment of accounts receivable from related parties.

21.	Earnings per share

Basic and diluted earnings per share are computed by dividing net earnings for the period by the weighted average number of shares outstanding during the year as follows:

	2013		2012		2011

Net profit for the year	US$	613,262,000	US$	796,584,000	US$	1,078,399,000
Weighted average number of shares outstanding		350,056,012		350,056,012		350,056,012
Basic and diluted earnings per share		US$1.75		US$2.28		US$3.08

Notes to the financial statements (continued)

22.	Embedded derivative

As is indicated in note 2.2 (b), the exposure to the risk of changes in the market prices of copper and molybdenum is considered as an embedded derivative and it is related to the commercial contracts. As of December 31, 2013 and 2012, provisional prices of the estimated future prices (in copper and molybdenum pounds) and their final maturity periods were as follow:

			As of December 31, 2013
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)

Cooper:
Concentrate	229,882	January – June 2014	Between 3.205 and 3.267	Between 3.267 and 3.342	19,634
Cathode	5,515	January 2014	Between 3.274 and 3.323	3.344	225
Molybdenum	8,846	January – February 2014	Between 8.503 and 9.676	Between 8.503 and 8.890	(1,451)

					18,408

			As of December 31, 2012
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)

Copper:
Concentrate	218,571	January – May 2013	Between 3.398 and 3.611	Between 3.589 and 3.602	11,583
Molybdenum	3,125	January – February 2013	Between 10.853 and 13.222	Between 10.963 and 11.800	(14)

					11,569

The final pricing estimated by the Company as of December 31, 2013 and 2012 were based on LME information.

Notes to the financial statements (continued)

23.	Financial risk management

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

Embedded derivative –

As described in note 2.2 (b), the Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally six months from the shipment date) based primarily on quoted LME monthly average prices. The Company receives market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and commercial invoices at the time of shipment, based on the current LME prices, which results in an embedded derivative on the provisionally priced contracts that are adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease in revenues is recorded at each reporting period until the date of final pricing.

The table below summarizes the effect on profit before income tax and workers’ profit sharing caused by changes in the copper and molybdenum price. This analysis is based on the assumption that the copper price has increased or decreased by 10% while all other variables are held constant. The 2013 positive scenario uses prices between US$/pound 3.66 to 3.68 (US$/pound 3.95 to US$/pound 3.96 in the year 2012 and US$/pound 3.78 to US$/pound 3.80 in the year 2011); whereas the negative scenario uses prices between US$/pound 2.99 to 3.01 (US$/pound 3.23 to US$/pound 3.24 in the year 2012 and US$/pound 3.09 to US$/pound 3.11 in the year 2011).

Notes to the financial statements (continued)

Effect on profit before income tax
US$(000)

December 31, 2013
Increase in copper and molybdenum international quotes	63,225
Decrease in copper and molybdenum international quotes	(63,225)

December 31, 2012
Increase in copper and molybdenum international quotes	61,634
Decrease in copper and molybdenum international quotes	(61,634)

December 31, 2011
Increase in copper and molybdenum international quotes	51,573
Decrease in copper and molybdenum international quotes	(51,573)

Exchange rate risk –

As described in note 2.2(a), the Company’s financial statements are presented in US dollars, which is the functional and presentation currency of the Company. The Company exchange-rate risk arises mainly from deposits, taxes, remuneration and other accounts payable in currencies other than the US dollar, mainly Nuevos Soles. The Company mitigates its exposure to exchange-rate risk by carrying out almost all of its transactions in its functional currency and Management maintains only small amounts in Nuevos Soles to cover its needs in this currency (i.e., taxes and remuneration).

During 2013, the Company has recorded net loss net from exchange difference of US$1,858,000 (net gain of US$3,149,000 during the year 2012 and net gains of US$1,924,000 during the year 2011), from the translation of balances in Nuevos Soles to the US dollars.

(b)	Liquidity risk -

Liquidity risk arises from situations in which cash might not be available to pay obligations when they become due at a fair cost. The Company maintains adequate liquidity by properly managing the maturities of assets and liabilities in such way that allows the Company to maintain a structural liquidity position (cash available) enabling it to meet liquidity requirements properly. The Company sells cathode and copper and molybdenum concentrates to recognized companies in the mining sector worldwide. In addition, the Company currently has the possibility to obtain funds from financial institutions if it is required to meet its contractual obligations.

Notes to the financial statements (continued)

The following tables show the liabilities, net of taxes and accruals with the expected aging of maturity of the Company’s obligations as of December 31, 2013, 2012 and 2011:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2013
Trade accounts payable	-	267,971	-	-	267,971
Accounts payable to related parties	-	8,293	-	3,980	12,273
Financial obligations	-	-	4,577	1,326	5,903
Other accounts payable	-	22,369	1,335	730	24,434
Total		298,633	5,912	6,036	310,581

As of December 31, 2012
Trade accounts payable	-	146,211	-	-	146,211
Accounts payable to related parties	-	8,081	-	295	8,376
Other accounts payable	-	16,204	1,266	245	17,715
Total	-	170,496	1,266	540	172,302

Notes to the financial statements (continued)

(c)	Credit Risk -

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

The concentration of credit risk also exists when economic changes occur, in industry or geography that affects third parties in the same way. The Company’s customer portfolio is primarily concentrated in three customers, which are related companies with solid financial structures.

The credit risk is limited to the book value of financial assets on the statement of financial position date, which consists mainly of cash and cash equivalents, trade accounts receivable from third parties and trade accounts receivable from related parties. The Company does not use derivative instruments to hedge its exposure to credit risk.

(d)	Capital risk -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic market conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issue of new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2013 and 2012.

24.	Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2013 and 2012 the only financial asset carried at fair value is the embedded derivative, which is generated by the sale of mineral and measured at fair value based on copper prices. The value of this embedded derivative at December 31, 2013 was US$18,408,000 (US$11,569,000 as of December 31, 2012). This asset is categorized within Level 2 of the hierarchy.

Fair value:

Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities which are liquid or have short-term maturity (less than three months), such as cash and cash equivalent, accounts receivable, other accounts receivable, accounts payable, other accounts payable, and other current liabilities, it is estimated that their book value is similar to their fair value.

Notes to the financial statements (continued)

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

Based on the foregoing, there are no significant differences between book value and fair value of financial instruments (assets and liabilities) as of December 31, 2013 and 2012.

25.	Mineral reserves (unaudited)

As of December 31, 2013 and 2012, the Company’s proven and probable mineral reserves were:

	MT (000)		Grade
	2013	2012	2013	2012

Mineral for leaching	167,666	202,153	0.33	0.34
Mineral for milling	3,879,706	3,992,384	0.37	0.38

Copper production in thousands of recoverable pounds for the years ended December 31, 2013 and 2012 was as follows:

	2013	2012

Cathodes	104,314	118,703
Concentrates	452,925	475,771

Average LME price per metric ton of copper for the years ended December 31, 2013 and 2012, was as follows:

	2013	2012
	US$/MT	US$/MT

Copper	7,322	7,950

26.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 27 and are principally related to the items discussed in the following paragraphs:

Income tax

Under IFRS, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits and thus the income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

Under U.S. GAAP, with respect to the income tax consequences of undistributed earnings, the Company recognizes deferred tax liabilities at the applicable tax rate based on its tax planning strategies, and not necessarily when they are distributed. Accordingly, the Company had recorded deferred income tax liabilities related to certain undistributed earnings, according to ASC 740 “Accounting for Income Taxes”.

In 2012, due to revised expected timing of dividend distributions (that were deferred beyond year 2013 and accordingly no subject to Income Tax), the Company decided to reverse the deferred income tax liability under US GAAP.

Notes to the financial statements (continued)

Stripping Cost – IFRIC 20

Under IFRS, the stripping cost of production that is necessary to produce the inventory is recorded as cost of production, while the one that allows access to additional amounts of reserves to be exploited in future periods are capitalized and amortized based on proved and probable reserves of each ore body (component) identified in the open pit.

Under U.S. GAAP, the costs of clearing removal (stripping cost of production) incurred during the production stage are recorded as part of the production cost of inventories.

27.	Reconciliation between net income and shareholders' equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2013, 2012 and 2011 and to shareholders' equity as of December 31, 2013, 2012 and 2011 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2013	2012	2011
	US$(000)	US$(000)	US$(000)

Net profit under IFRS	613,262	796,584	1,078,399
Items increasing (decreasing) reported net profit:
Reversal of deferred income tax (Reinvestment Benefit)	-	240,000	-
Stripping activity asset, net of deferred tax	(22,170)	(24,514)	-
Net income under U.S. GAAP	591,092	1,012,070	1,078,399

	2013	2012	2011
	US$(000)	US$(000)	US$(000)
Shareholders’ equity under IFRS	4,087,484	3,474,222	2,677,638
Items increasing (decreasing) reported shareholder’s equity:
Deferred income tax – reinvestment benefit	-	-	(240,000)
Stripping activity asset, net of deferred tax	(46,684)	(24,514)	-
Shareholders’ equity under U.S. GAAP	4,040,800	3,449,708	2,437,638

28.	New U.S. GAAP Accounting Pronouncements

Recently Adopted Accounting Pronouncements -

Reporting of Amounts reclassified out of Accumulated Other Comprehensive Income

In February 2013, ASC guidance was issued related to items reclassified from Accumulated Other Comprehensive Income (Loss). The new standard requires the disclosure, either in a single note or parenthetically on the face of the financial statements, of: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. Adoption of the new guidance, effective for the fiscal year beginning January 1, 2013, had no impact on the financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. In January 2013, an update was issued to further clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. Adoption of the new guidance, effective for the fiscal year beginning January 1, 2013, had no impact on the financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements -

Presentation of an Unrecognized Tax Benefit

In July 2013, ASC guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for all same jurisdiction net operating loss carry forward, a similar tax loss, or tax credit carry forwards. A gross presentation will be required only if such carry forwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company is still evaluating the impact of the updated guidance on the financial position, results of operations or cash flows.

