Form 20-F
period 2014-12-31
BUENAVENTURA MINING CO INC
filed 2015-04-30
CIK 1013131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Large accelerated filer ☒       Accelerated filer☐       Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐       International Financial Reporting Standards as issued by       Other ☐

the International Accounting Standards Board ☒

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

i

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

Pursuant to the rules of the United States Securities and Exchange Commission, or the SEC, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or Yanacocha, and Sociedad Minera Cerro Verde S.A.A., or Cerro Verde. Yanacocha and Cerro Verde maintain their financial books and records in U.S. Dollars and present their financial statements in accordance with IFRS as issued by the IASB.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—General” and Note 2.4(f) to the Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65 percent for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2012, 2013 and 2014, our equity interest in Cerro Verde was 19.58 percent.

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

Selected Financial Information and Operating Data

The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014, is derived from the consolidated statement of financial position, consolidated statements of profit or loss and statement of other comprehensive income, respectively, included in the Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2010, 2011 and 2012, and for the years ended December 31, 2010 and 2011 has been derived from a consolidated statement of financial position, consolidated statements of profit or loss and statement of other comprehensive income, respectively, which are not included in this Annual Report. The report of Paredes, Zaldívar, Burga & Asociados S.Civil de R.L. (a member firm of Ernst & Young Global) on our 2012, 2013 and 2014 Financial Statements appears elsewhere in this Annual Report. Our 2012, 2013 and 2014 Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. For periods up to and including the year ended December 31, 2010, we prepared our financial statements in accordance with Peruvian GAAP. Our consolidated financial statements for the year ended December 31, 2011 were the first that we prepared in accordance with IFRS as issued by the IASB. The operating data presented below are derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2014	2013	2012 (6)	2011(6)	2010
	(In thousands of US$)(1)
Statements of profit or loss data:
Continuing operations:

Net sales	1,138,913	1,215,421	1,422,843	1,356,093	903,810

Royalty income	36,867	44,185	67,178	62,742	55,883

Total operating income	1,175,780	1,259,606	1,490,021	1,418,835	959,693

Operating costs:

Cost of sales, excluding depreciation and amortization	(614,539)	(627,285)	(571,243)	(381,423)	(279,190)

Exploration in operating units	(97,852)	(101,913)	(103,215)	(77,994)	(50,770)

Depreciation and amortization	(208,698)	(159,140)	(111,025)	(71,392)	(56,042)

Mining royalties	(28,440)	(30,402)	(37,496)	(58,546)	(49,988)

Total operating costs	(949,529)	(918,740)	(822,979)	(589,355)	(435,990)

Gross profit	226,251	340,866	667,042	829,480	523,703

Operating income (expenses):

Administrative expenses	(101,102)	(75,118)	(94,118)	(68,874)	(97,137)

Exploration in non-operating areas	(50,007)	(32,805)	(95,491)	(49,568)	(36,036)

Selling expenses	(16,605)	(14,842)	(15,491)	(8,214)	(6,404)

Excess of workers’ profit sharing	-	(704)	(2,164)	(6,221)	-
Other, net	3,059	(2,154)	19,172	4,523	23,595

	As of and for the year ended December 31,
	2014	2013	2012 (6)	2011(6)	2010
	(In thousands of US$)(1)
Total operating expenses	(164,655)	(125,623)	(188,092)	(128,354)	(115,982)

Operating profit	61,596	215,243	478,950	701,126	407,721

Other income (expenses), net:

Share in the results of associates under equity method	(74,600)	(114,145)	478,987	496,769	428,885

Finance costs	(11,318)	(9,896)	(8,290)	(11,823)	(12,230)

Net gain (loss) from currency exchange difference	(8,452)	(7,192)	1,855	(614)	(752)

Gain on business combination	59,852	-	-	-	-

Finance income	8,408	6,621	9,486	11,827	8,168

Total other income (expenses), net	(26,110)	(124,612)	482,038	496,159	424,071

Profit before income tax	35,486	90,631	960,988	1,197,285	831,792

Current income tax	(19,006)	(57,328)	(130,507)	(168,191)	(88,582)

Deferred income tax	(47,006)	(29,154)	(12,451)	(42,369)	(34,865)

Profit (loss) from continued operations	(30,526)	4,149	818,030	986,725	708,345

Discontinued operations:

Profit (loss) from discontinued operations(7)	(31,114)	(83,885)	(57,510)	2,159	16,544

Net profit (loss)	(61,640)	(79,736)	760,520	988,884	724,889

Attributable to equity holders of the parent	(76,065)	(107,257)	701,100	887,333	660,821

	As of and for the year ended December 31,
	2014	2013	2012 (6)	2011(6)	2010
	(In thousands of US$)(1)

Attributable to non-controlling interest	14,425	27,521	59,420	101,551	64,068

Net profit (loss)	(61,640)	(79,736)	760,520	988,884	724,889

Basic and diluted profit (loss) per share attributable to equity holders of the parent(2)(3)	(0.30)	(0.42)	2.76	3.49	2.60

Basic and diluted profit (loss) per ADS attributable to equity holders of the parent (2)(3)	(0.30)	(0.42)	2.76	3.49	2.60

Basic and diluted profit (loss) per share attributable to equity holders of the parent, from continuing operations	(0.18)	(0.09)	2.98	3.48	2.53

Dividends per share	0.03	0.31	0.60	0.56	0.46

Average number of shares outstanding	254,186,867	254,186,867	254,232,571	254,442,328	254,442,328

Statement of financial position data:

Total assets	4,672,274	4,552,267	4,622,447	3,969,613	3,267,004

Financial obligations	383,305	234,397	179,304	106,114	57,152

Capital stock	750,497	750,497	750,540	750,540	750,540

Shareholders’ equity	3,762,125	3,824,421	4,011,879	3,470,242	2,832,995

Operating data (unaudited):

Production(4)

Gold (oz.)	438,426	462,856	447,472	524,101	481,768

Silver (oz.)	20,119,162	19,193,075	18,884,824	16,724,717	14,840,678

	As of and for the year ended December 31,
	2014	2013	2012 (6)	2011(6)	2010
	(In thousands of US$)(1)
Proven and probable reserves(5)

Gold (oz.)	1,119,000	1,036,000	1,385,000	1,485,000	1,772,000

Silver (oz.)	139,699,000	136,464,000	154,606,000	155,437,000	152,161,000

______________________

(1)	Except per share, per ADS, outstanding shares and operating data.

(2)	Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2013 and 2014, we had 274,889,924 Common Shares outstanding, including 21,174,734 treasury shares as of December 31, 2013 and 2014. As of December 31, 2013 and 2014, we had 744,640 of Investment Shares outstanding, including 272,963 treasury shares as of December 31, 2013 and 2014.

(3)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.

(4)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or El Brocal, in which we owned a 54.07% controlling equity interest, and Minera La Zanja S.R.L., or La Zanja, in which we owned a 53.06% controlling equity interest, in each case as of December 31, 2014. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2011 to 2014, El Brocal produced 2.9 million, 3.1 million, 2.0 million and 2.5 million ounces of silver, respectively, of which our equity share was 1.6 million, 1.7 million, 1.1 million and 1.4 million ounces of silver, and La Zanja produced 134,190, 112,387, 137,395 and 143,573 ounces of gold, respectively, of which our equity share was 71,201, 59,633, 72,902, and 76,180 ounces of gold, and 363,927, 387,877, 391,832 and 422,395 ounces of silver, respectively, of which our equity share was 193,100, 205,808, 207,906 and 224,123 ounces of silver.

(5)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or El Brocal, in which we owned a 54.07% controlling equity interest, and Minera La Zanja S.R.L., or La Zanja, in which we owned a 53.06% controlling equity interest, in each case as of December 31, 2014. The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2011, 2012 and 2013 were reviewed by an independent consultant Algon Investment S.R.L. and Geomineria SAC as of December 31, 2014. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2011, 2012 and 2013 were reviewed by an independent consultant, which is also in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2014.

(6)	IFRIC 20 became effective January 2013. Our results for the year 2012 include adjustments in connection with the application of IFRIC 20 “Stripping cost in the production phase”.

(7)	In 2014, we publicly announced our decision to sell our four paralyzed mining units (Poracota, Recuperada, Antapite and Shila-Paula); as a consequence, they are presented as mining units held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. See note 1(e) to the consolidated financial statements. For comparative purposes, we modified figures for 2010, 2011, 2012 and 2013 which were previously reported in 2013 20-F report.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014, or the Yanacocha Financial Statements. The report of Gaveglio Aparicio y Asociados on the Yanacocha Financial Statements appears elsewhere in this Annual Report.. The selected financial information as of December 31, 2010 and 2011 and for the year ended December 31, 2010 has been derived from balance sheets and statements of income, respectively, which are not included in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with IFRS. The operating data presented below, which are based on 100 percent of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects –Yanacocha,” the Yanacocha Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2014	2013	2012
	(In thousands of US$) (1)
Profit or loss and comprehensive income statement data:
IFRS
Revenue from sales	1,165,299	1,406,825	2,146,641
Other operating income	20,705	29,181	22,861
	1,186,004	1,436,006	2,169,502

Costs applicable to sales	(910,705)	(983,238)	(832,116)
Other operating costs	(22,422)	(28,672)	(22,069)
Total operating costs	(933,127)	(1,011,910)	(854,185)
Gross profit	252,877	424,096	1,315,317

Operative expenses:
Selling expenses	(4,458)	(3,740)	(4,498)
Administrative expenses	(38,262)	(67,064)	(70,916)
Impairment loss	(541,141)	(1,038,5648)	-
Other operating expenses, net	(77,781)	(77,534)	(192,869)
Operative profit	(408,765)	(762,790)	1,047,034

Other income (expense), net:
Financial income (expenses), net	298	720	1,019
Impairment loss	(23,504)	(18,745)	(13,135)
Other (expenses), net	1,142	2,065	(1,216)
	(22,064)	(15,960)	(13,332)

Results before income tax	(430,829)	(778,750)	1,033,702
Income tax	30,491	203,471	(385,827)
(Loss) profit for the year	(400,338)	(575,279)	647,875

Other comprehensive income (loss)	65	(226)	1,129
Comprehensive income	(400,273)	(575,505)	649,004

U.S. GAAP
Operating income	1,210,457	1,457,646	2,201,815
Net income	(31,914)	140,997	626,540
Statement of cash flows data:
IFRS
Net cash provided from operations	415,840	362,044	858,730
Net cash used in investment activities	(216,181)	(393,130)	(1,038,670)
Net cash used in financing activities	―	―	―
Statement of financial position:
IFRS
Cash and cash equivalents	786,624	586,965	618,051
Total assets	3,483,169	3,754,692	4,512,803
Total debt	―	―	―
Total partners’ equity	2,679,777	3,080,050	3,655,555

U.S. GAAP
Total assets	4,569,497	4,511,964	4,541,535
Total partners’ equity	3,679,612	3,711,461	3,570,690

Operating data (unaudited)
Gold produced (oz.)	969,944	1,017,259	1,345,992
Gold proven and probable reserves (thousands of oz.)	17,436	18,345	18,500

(1)	Except operating data.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2010, 2011, and 2012 and for the years ended December 31, 2010 and 2011 has been derived from a statement of financial position which is not included in this Annual Report. The report of Paredes, Zaldívar, Burga & Asociados S.Civil de R.L. on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 27 to the Cerro Verde Financial Statements. For periods up to and including the year ended December 31, 2010, Cerro Verde prepared its financial statements in accordance with U.S.GAAP. Cerro Verde financial statements for the year ended December 31, 2011 were the first that Cerro Verde prepared in accordance with IFRS as issued by the IASB. The operating data presented below, which are based on 100 percent of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5.For periods up to and including the year ended December 31, 2010, Cerro Verde prepared its financial statements in accordance with U.S.GAAP. Cerro Verde financial statements for the year ended December 31, 2011 were the first that Cerro Verde prepared in accordance with IFRS as issued by the IASB. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2014	2013(2)	2012(2)	2011(2)	2010(2)
	(In thousands of US$)(1)
Statement of comprehensive income:

Sales of goods	1,467,097	1,811,488	2,127,023	2,520,050	2,368,988
Costs of sales of goods	(797,481)	(795,064)	(765,789)	(824,700)	(645,959)
Gross margin	669,616	1,016,424	1,361,234	1,695,350	1,723,029
Operating expenses
Selling expenses	(54,210)	(68,448)	(78,674)	(83,612)	(76,638)
Excess of workers’ profit sharing	-	-	-	(21,923)	(34,427)
Expense related to water plant	-	-	(19,606)	(13,670)	(4,300)
Voluntary contribution	-	-	-	-	(41,081)
Other operating income (expenses), net	(3,629)	147	(9,898)	(16,865)	(10,749)
	(57,839)	(68,301)	(108,178)	(136,070)	(167,195)
Operating profit	611,777	948,123	1,253,056	1,559,280	1,555,834
Other income (expenses)
Finance costs	(369)	(1,843)	(6,951)	(165)	(101)
Finance income	2,443	2,178	1,886	1,078	1,261
Net gain (loss) from exchange differences	2,284	(1,858)	3,149	1,924	669
	4,358	(1,523)	(1,916)	2,837	1,829

Profit before income tax	616,135	946,600	1,251,140	1,562,117	1,557,663

Income tax expense	(238,529)	(333,338)	(454,556)	(483,718)	(483,270)
Profit for the year	377,606	613,262	796,584	1,078,399	1,074,393

Basic and diluted earnings per share	1.078	1.752	2.276	3.081	3.069
Dividends per share	–	–	–	–	-

Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012	350,056,012	350,056,012

Statement of financial position data:

Total assets	5,771,984	4,828,201	4,078,553	3,196,597	2,294,078
Total financial obligations	452,849	5,903	–	–	–
Issued capital	990,659	990,659	990,659	990,659	990,659
Total equity	4,465,090	4,087,484	3,474,222	2,677,638	1,599,239

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	500,242	557,239	594,474	647,234	538,995
Proven and probable reserves:
Copper Ore (in thousands of tons)	3,953,234	4,047,372	4,194,537	3,977,211	3,571,531

(1)	Except per share and operating data
(2)	IFRIC 20 became effective January 1, 2013. Our results for the year 2012 include adjustments in connection with the application of IFRIC 20 “Stripping Cost in the Production Phase.” See Note 2.3 to the Cerro Verde Financial Statements.

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Nuevos Soles in U.S. Dollars for the periods indicated, as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or the SBS). The Federal Reserve Bank of New York does not report a noon buying rate for Nuevos Soles.

Exchange Rates (Nuevos Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)
2012	2.710	2.551	2.640	2.551
2013	2.820	2.541	2.702	2.796
2014	2.994	2.765	2.839	2.980

2014	High(5)	Low(5)	Average(6)	Period end(7)
October	2.922	2.893	2.908	2.922
November	2.934	2.911	2.925	2.923
December	2.994	2.933	2.964	2.980

2015
January	3.059	2.975	3.006	3.059
February	3.094	3.056	3.079	3.094
March	3.104	3.073	3.092	3.097

(1)	Expressed in nominal (not inflation adjusted) Nuevos Soles.
(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.
(3)	Average of month-end exchange rates based on the offered rate.
(4)	End of period exchange rates based on the offered rate.
(5)	Highest and lowest of the exchange rates based on the offered rate on the last day of each month.
(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.
(7)	The exchange rate based on the offered rate on the last day of each relevant month.

Source: SBS

On April 28, 2015, the offered rate for Dollars as published by the SBS was S/.3.127 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our revenues are derived primarily from the sale of ore concentrates containing gold and silver; the revenues of Yanacocha, in which we have a material equity investment, are derived primarily from the sale of gold and silver; and the revenues of Cerro Verde, in which we have a material equity investment, are derived primarily from copper sales. The prices that we, Yanacocha and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for and worldwide supply of gold, silver, copper and other metals, the availability and price of competing commodities, international economic trends, currency exchange fluctuations, expectations of inflation, actions of commodity markets participants, consumption and demand patterns and political events in major producing countries. We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly-owned subsidiaries no longer hedge the price at which our gold and silver will be sold. In addition, neither Yanacocha nor Cerro Verde engages in hedging activities. As a result, the prices at which we, Yanacocha and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 31 to the Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2014, see “Item 4. Information on the Company – Buenaventura – B. Business Overview –Sales of Metal Concentrates.”

On December 31, 2014 and March 31, 2015, the morning fixing price for gold on the London Bullion Market was US$1,199.25 per ounce and US$1,179.25 per ounce, respectively.  On December 31, 2014 and March 31, 2015, the afternoon fixing spot price of silver on the London market, or London Spot, was US$ 15.97 per ounce and US$16.60 per ounce, respectively.  On December 31, 2014 and March 31, 2015, the London Metal Exchange Settlement price for copper was US$6,359, per metric ton and US$6,050.5, per metric ton, respectively.

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

As we and Yanacocha produce gold, silver, zinc and other metals, we and Yanacocha deplete our respective ore reserves for such metals. To maintain production levels, we and Yanacocha must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our and Yanacocha’s exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we and Yanacocha may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. There can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company – Buenaventura – B. Business Overview—Exploration,” “– Yanacocha – B. Business Overview – Exploration,” “– D. Property, Plants and Equipment – Reserves,” “– Yanacocha’s Properties – Reserves” and “Item 5. Operating and Financial Review and Prospects – Cerro Verde – A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2014.

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

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations. We, Coimolache, Yanacocha and Cerro Verde have all experienced strikes or other labor-related work stoppages in the past. During 2014, we experienced strikes in three of our mines. Between January and March, we had three strikes at the Uchucchacua mine, two of which were carried out demanding the reinstatement of a union representative and lasted a total of nine days, and one related to the death of an employee of one of our contractors and which lasted two days. In April and May of 2014, El Brocal experienced a four day work stoppage at the Colquijirca mine in connection with the negotiation of salary and the collective bargaining agreement. Finally, in July, 2014 we experienced a strike at the Orcopampa mine that lasted for three days and was staged by workers’ and contractors’ unions claiming unsuitable working conditions. The Peruvian Ministry of Labor declared the Uchucchacua and Orcopampa work stoppages to be illegal.

As of December 31, 2014, unions represented approximately 46 percent of the employees of our mining companies3. Although we consider our relations with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

Our, Yanacocha and Cerro Verde’s operations are subject to political and social risks.

Our, Yanacocha and Cerro Verde´s exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests. In recent years, certain areas in the south and northern highlands of Peru with significant mining developments have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in commercial disruptions and a climate of uncertainty with respect to future mining projects. There can be no assurance that these incidents will not continue or that similar incidents will not occur in areas in which we and Yanacocha operate, or that the continuation or intensification of community protests will not adversely affect our or Yanacocha’s exploration and production activities or our or Yanacocha’s results of operations or financial condition.

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

3 Includes workers of all of our consolidated mining subsidiaries.

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

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (the Investment Company Act), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

As of December 31, 2014, we owned a 43.65 percent partnership interest in Yanacocha and a 19.58 percent equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

The Conga project is located within close proximity of existing operations at Yanacocha. Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian central government-initiated Environmental Impact Study, or EIS, independent review, announced on April 20, 2012, confirmed that Yanacocha’s initial EIS met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced its decision to move the project forward on a “water first” basis on June 22, 2012, which consists of building the originally planned community water reservoirs prior to resuming any mine development. As a result, during 2013 the project was focused on building water reservoirs, completing the remaining engineering activities, and accepting delivery of the main equipment purchases. In 2013, the Chailhuagon reservoir was completed. There were no major improvements carried out in 2014. There can be no assurance that Yanacocha will be able to continue to develop the Conga project. Should Yanacocha be unable to continue with the current development plan at Conga, we or our mining partners in this project may reprioritize and reallocate capital to development alternatives, which may result in a potential accounting impairment. See “Item 4. Information on the Company – Yanacocha – B. Business Overview – Exploration.”

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

In the second quarter of 2011, Presidential and Congressional elections resulted in a change in government in Peru. During the third quarter of 2011, the new government enacted four new tax laws. During 2012, the new administration, under President Ollanta Humala, largely supported mining as a driver for the continued growth and future development of Peru. However, we are unable to predict whether the central government will continue to take similar positions in the future. Furthermore, the regional governor in Cajamarca, who was re-elected in October 2014, actively opposed the Conga project in 2012 and continues to reject the viability of its development. We cannot predict the future positions of either the central government or regional governments on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of us, Yanacocha or Conga, which could have a material adverse effect on our business, results of operations and financial position. Regulatory changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, and we may experience future protests, community demands and road blockages. Additionally, any inability to continue to develop the Conga project or operate at Yanacocha could have a material adverse impact on our business, results of operations and financial position if Yanacocha is not able to replace its expected production.

Inflation, reduced economic growth and fluctuations in the Nuevo Sol exchange rate may adversely affect our financial condition and results of operations.

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor, or IPC, and published by Instituto Nacional de Estadística e Informática, or INEI, has fallen from a high of 7,649.7 percent in 1990 to 2.943 percent in 2014. The Peruvian currency has been devalued numerous times during the last 20 years. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Nuevo Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2014 were US$62.3billion as compared to US$65.7 billion at December 31, 2013. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See “Item 3. Key Information – A. Selected Financial Data – Exchange Rates.”

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

As of March 31, 2015, the Benavides family, referring to certain members, and their spouses, of the immediate and extended family of Elsa Ganoza Benavides, spouse of the late Alberto Benavides de la Quintana, our founder and former Chairman (collectively, the “Benavides family”), held 27.22 percent (including outstanding Common Shares and Investment Shares) of Buenaventura’s outstanding share capital. Because of the significant ownership interest the Benavides Family holds in Common Shares, the Benavides Family has the power to elect a significant number of the outstanding directors and has significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

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

Overview

We are Peru’s largest publicly traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani, Mallay and Breapampa mines and have controlling interests in three other mining companies which operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, a hydroelectric plant, a processing plant and an engineering services consulting company and non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates the largest gold mine in South America, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2014, our consolidated net sales were US$1,139 million and our consolidated net loss was US$76.1 million.

In 2014, the Company publicly announced its decision to sell four of its mining units: Poracota, Recuperada, Antapite and Shila-Paula.  As a consequence, these mining units are presented in the Financial Statements as mining units held for sale.  According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. The disposition of these discontinued mining units is expected to be completed by December 31, 2015 through sales to third parties.  See Notes 1(e) and 2.4(v) to the Financial Statements.

The table below summarizes the total production and our equity share of production for the Julcani, Orcopampa, Uchucchacua, Mallay, Breapampa, Colquijirca, La Zanja, Tantahuatay, Yanacocha and Cerro Verde mines, as well as certain small assets for divestment, for the year ended December 31, 2014:

	Total Production						Buenaventura’s Equity Share of Production
UNIT	Buenaventura’s Equity Ownership	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)
Orcopampa	100%	430,494	203,226	-	-	-	430,494	203,226	-	-	-
Uchucchacua	100%	12,055,570	-	7,605	6,349		12,055,570	-	7,605	6,349	-
Julcani	100%	3,084,347	414	2,619	-	275	3,084,347	414	2,619	-	275
Mallay	100%	1,216,034	-	7,513	9,893	-	1,216,034	-	7,513	9,893
Breapampa	100%	369,032	74,807	-	-	-	369,032	74,807	-	-	-
Small assets for divestment	100%	39,451	2,272	185	302	-	39,451	2,272	185	302	-
Colquijirca	54.07%	2,501,839	14,134	4,263	10,162	43,282	1,352,744	7,642	2,305	5,494	23,403
La Zanja	53.06%	422,395	143,573	-	-	-	224,123	76,180	-	-	-
Tantahuatay	40.10%	754,357	143,643	-	-	-	302,459	57,594	-	-	-
Yanacocha	43.65%	574,110	969,944	-	-	-	250,599	423,381	-	-	-
Cerro Verde	19.58%	1,710,767	-	-	-	226,906	334,968	-	-	-	44,428
Small assets for divestment	100%	39,451	2,272	185	302	-	39,451	2,272	185	302	-
Total Production	-	23,158,396	1,552,012	22,185	26,706	270,463	19,659,822	845,515	20,227	22,038	68,106

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (open stock company) under the laws of Peru, was originally established in 1953 as a sociedad anónima (stock company) under the laws of Peru, and currently operates under the laws of Peru. Our registered office is located at Las Begonias 415 – Floor 19, Lima 27, Peru, telephone no. 511-419-2500. Our website may be found at http://www.buenaventura.com. The information on our website is not a part of, and is not incorporated into, this document.

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

In 2014, we acquired 51% of Canteras del Hallazgo SAC, owner of the Chucapaca project, from Minera Gold Fields Peru SA. The Chucapaca Project involved a group of mining rights originally owned by Minera Gold Fields Perú S.A. (MGFPSA). In 2008, Compañía de Minas Buenaventura S.A.A. entered into a contract of Mineral lease, Option of Transfer, Option to Operate a Project and Option to Acquire a Stake, with MGFPSA regarding these mineral rights.

Pursuant to this contract, Buenaventura would be the project’s operator and would retain the option to acquire 100% of the mineral rights through a payment of US$ 2MM. Likewise, MGFPSA would also have the option to operate a Project that, during explorations conducted by Buenaventura, is identified as a project whose main mineral content is gold (a “Gold Project”), in which case a new legal entity would be created to own the mineral rights to the project. Additionally, for this new legal entity, MGFPSA is awarded the right to purchase 51% of its shares as long as it fulfills its obligation to invest in explorations a sum equivalent to three times that which Buenaventura invested during the period it was the operator.

After Buenaventura discovered the ore deposit and it was identified as a “Gold Project”, Canteras Del Hallazgo SAC (CDH) was created as owner to the project’s mineral rights; at which point MGFPSA, in charge of explorations in 2009, exercised its option to purchase 51% of CDH’s shares.

In August of 2014, Buenaventura purchased the totality of MGFPSA’s shares in CDH for a sale price of US$ 81 million and additional payments consisting of a NSR Royalty (Net Smelter Return Royalty) of 1.5% in favor of MGFPSA for mining rights constituting the Chucapaca Project. Afterwards Buenaventura merged by absorption with CDH and registered the royalties in favor of MGFPSA in the title sheet of each one of the mining rights involved.

Business Strategy

Our strategy is to sustain our position as Peru’s largest, publicly-traded gold and silver mining company by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont Mining, Southern Copper Corporation, Corporacion Aceros Arequipa S.A. and Compañia de Minas Caudalosa S.A.C. In addition, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

During 2014, we spent US$50.0 million on “exploration in non-operating areas” and US$97.9 million on “exploration in units in operations”. Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Alejandra, Marcapunta, Tambomayo, Candelaria–Chancas and Trapiche. Our “exploration in units in operations” investments were mainly focused in the Orcopampa, Uchucchacua and Mallay mining units. In 2014, we financed our exploration program with internal funds.

In 2015, we intend to invest approximately US$70 to US$80 million in exploration in units in operations and US$35 to US$40 million mainly in the following explorations in non-operating areas: San Gabriel, Marcapunta, Colquemayo, Pisacalla, and Livitaca, among others.

Participation in Mining Exploration Agreements

In addition to managing and operating precious metals mines, we participate in mining exploration agreements with mining partners to reduce risks, gain exposure to new technologies and diversify revenues to include other base metals, such as copper and zinc. See “B. Business Overview – Exploration”. We believe that maintaining our focus on mining operations complements our partnership strategy because the engineering and geological expertise gained from such operations enhances our ability to participate in and contribute to those projects.

Capital Expenditures

Our capital expenditures during the past three years have related principally to the acquisition of new mining properties, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration are not included in the table below and are discussed separately in “B. Business Overview – Exploration”. Set forth below is information concerning capital expenditures incurred by us in respect of each of our principal operating mines (not including capital expenditures for administrative purposes or other non-mining subsidiaries) and by category of expenditure:

	Year Ended December 31,
	2012	2013	2014
	(US$ in thousands)
Julcani	3,549	8,927	683
Uchucchacua	18,379	16,038	12,668
Orcopampa(a)	19,047	11,023	8,963
Ishihuinca	139	31	-
Colquijirca and Marcapunta(a)	86,384	216,477	105,477
Conenhua	5,760	9,700	670
Mallay	18,687	16,643	963
Breapampa	37,004	16,233	2,394
La Zanja	75,742	84,858	29,113
Huanza	66,378	37,973	16,373
Río Seco	62,163	32,863	10,064
Molle Verde	1,506	24,166	15,641
Total	394,738	474,931	203,009

	Year Ended December 31,
	2012	2013	2014
	(US$ in thousands)
Machinery and equipment	3,462	15,742	11,741
Infrastructure	311,864	352,115	122,563
Mining	27,849	91,407	61,062
Milling	3,751	6,338	4,014
Transportation	316	1,749	368
Communications	562	704	85
Environmental	1,496	339	1,251
Other	45,438	6,538	1,925
Total	394,738	474,932	203,009

We mainly financed our capital expenditures in 2013 and 2014 with internally-generated funds. We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities of US$364.2 million (US$165.0 and US$199.2 million, respectively). See “Item 5. Operating and Financial Review and Prospects – Buenaventura – B. Liquidity and Capital Resources – Long-Term Debt”

We have budgeted approximately US$280 to US$320 million for capital expenditures for 2015. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.	Business Overview

Production

We principally produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Uchucchacua, Julcani, Mallay, Breapampa, Recuperada, Antapite, Shila-Paula, Poracota, La Zanja, and Colquijirca - Marcapunta mines4 by type of product for the last three years, calculated in each case on the basis of 100 percent of the applicable mine’s production. Production from Cerro Verde, Yanacocha and Tantahuatay are not included in these production figures.

	Year Ended December 31,(1)
	2012	2013	2014
Gold (oz.)	447,364	462,857	438,426
Silver (oz.)	18,884,824	19,193,075	20,119,162
Zinc (t)	55,300	46,178	26,706
Lead (t)	31,046	29,757	22,185
Copper (t)	24,622	27,845	43,557

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.

Exploration

We view exploration as our primary means of generating value for our shareholders maintaining a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2014, we spent US$50.0 million in “exploration in non-operating areas” mainly focused in the Alejandra, Marcapunta, Tambomayo, Candelaria–Chancas and Trapiche projects, and US$97.9 million on “exploration in units in operations” mainly focused in the Orcopampa, Uchucchacua and Mallay mining units. During 2015, we expect to invest approximately US$70 to US$80 million respectively in these exploration activities.

Our exploration department develops programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to fund each particular exploration program. In light of the nature of mining exploration and in order to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high probability of success. We also allocate non-budgeted amounts over the course of the year to new projects that our technical team considers highly prospective.

We have active joint venture exploration agreements with other mining companies, including Newmont Peru S.R.L., Southern Copper Corporation, Corporacion Aceros Arequipa S.A. and Compañia de Minas Caudalosa S.A.C. In this way we have access to financing for exploration of our own mining properties as well as third-party properties without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

4 Antapite, Poracota, Recuperada and Shila Paula are non-operating mines being held for sale.

The following table lists our principal exploration projects in non-operational areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during, 2013 and 2014.

Exploration Projects (1)(2)	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2013		Total Exploration Expenditures During 2014
at March 31, 2015					Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura
					(US$ in millions)		(US$ in millions)
Buenaventura’s Projects:
Alejandra – La Zanja	53.06%	Newmont	2,500	Gold and silver	1.24	0.66	16.00	8.47

Tambomayo	100.00%	None	2,907	Gold, silver, lead and zinc	0.08	0.08	11.51	11.51

Surichata	100.00%	None	400	Silver	1.66	1.66	0.17	0.17

Colquemayo	100.00%	None	6,300	Copper and Zinc	0.62	0.62	0.60	0.60

Trapiche	100.00%	None	30,591	Copper and Molybdenum	2.59	2.59	1.14	1.14

Pisacalla	100.00%	None	11,331	Gold	0.00	0.00	0.51	0.51

Livitaca	100.00%	None	9,095	Gold and Cooper	0.00	0.00	0.64	0.64

Palla Palla	100.00%	None	6,894	Gold and Silver	0.00	0.00	0.42	0.42

San Gabriel (Chucapaca)	100.00%	None	35,000	Gold, Silver and Copper	0.00	0.00	0.00	0.00

San Gregorio	54.07%	Brocal minority shareholders	1,264	Zinc	0.98	0.53	0.00	0.00

(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(2)	Only includes explorations conducted by Buenaventura.

The following table lists the mines in which we directed our principal explorations efforts, mineralization of each mine and the exploration expenditures for 2013 and 2014.

Operating Units	Observed Mineralization	Total Exploration Expenditures During 2013		Total Exploration Expenditures During 2014
		Total	Buenaventura	Total	Buenaventura
		(US$in millions)		(US$in millions)
Buenaventura’s Units:

Uchucchacua	Silver, lead and zinc	25.31	25.31	26.63	26.63

Mallay	Zinc, lead and silver	9.34	9.34	7.81	7.81

Recuperada	Zinc, lead and silver	6.59	6.59	1.91	1.91

Orcopampa	Silver and Gold	53.50	53.50	51.82	51.82

Marcapunta	Copper & Gold	1.70	0.92	4.2	2.27

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2014.

LA ZANJA
Alejandra
Mine
Exploration projects
In non operating areas
In operating areas
Yumpag
Chancas
MALLAY
COLQUIJIRCA
MARCAPUNTA
UCHUCCHACUA
San Gregorio
LIMA
Patara
RECUPERADA
Trapiche
Livitaca
ORCOPAMPA
Palla Palla
Pisaccalla
Pariguanas
Pucay
Aseruta / Mulañan
Tambomayo
Colquemayo
Surichata
San Gabriel

Exploration Projects in Non-Operating Areas

The Alejandra- La Zanja. During 2014, we invested US$16.0 million in creating underground access from the San Pedro Sur open pit via a ramp. This ramp has helped develop the oxide mineralization of the Alejandra project in two levels, 3,400mosl and 3,450mosl and the infrastructure needed to develop the sulfides below the 3,400 level. This infrastructure will also be used for underground exploration and for diamond drilling. As of December 31, 2014, we had an estimated NRM of 0.30 million tons, with 20.16 grams per ton of gold and 124.10 grams per ton of silver. In 2015, we expect to invest US$10.0 million to continue the exploration in the Alejandra project.

Tambomayo. The Tambomayo project is located 20 kilometers east of the Paula mine and includes a total of 2,907 hectares of mining properties. This project is believed to be a low sulfidation epithermal deposit with significant gold and silver mineralization in veins. As of December 31, 2014, we had an estimated NRM of 1.7 million tons, with 10.9 grams per ton of gold, 286.1 grams per ton of silver, 2.1 percent lead and 3.5 percent zinc. In 2015 we will focus our exploration efforts in the Blanquita and Mayra veins. We plan to invest US$2.4 million to conduct a 3,000-meter diamond drilling program in Blanquita and geological mapping and sampling at Mayra. The project is currently in its development phase, and the construction of the mine is well advanced with seven levels already completed and with encouraging drill intercepts at lower levels. During the first quarter 2015, the Tambomayo was approved following the completion of an environmental impact study. Construction of the mine will begin in 2015 once the necessary permits have been obtained.

Surichata. The Surichata project is located in the Puno region of southern Peru and consists of 400 hectares of mining concessions. The Surichata project shows evidence of epithermal silver enriched polymetallic veins. In 2014, we invested US$0.17 million in environmental remediation and social agreements relating to this project, and have ceased all work at this project..

Colquemayo. The Colquemayo project encompasses 6,300 hectares of mining concessions located in the Moquegua region in southern Peru, 70 kilometers southwest of the San Gabriel project. The project is located in tertiary volcanic rocks covered by younger volcanic events. The high sulfidation alteration system covers an area of 40 square kilometers. During 2014, we invested US$0.60 million to conduct diamond drilling, environmental remediation and social agreements at this project.

Trapiche. The Trapiche project consists of 30,591 hectares of mining concessions, with porphyry copper and skarn mineralization in the Apurimac region, Antabamba province and Juan Espinoza Medrano district. The Apurimac region is part of a mineralized belt known as the Abancay Batholith, where several iron, copper and gold deposits have been identified. In 2014, we invested US$1.14 million to conduct diamond drilling, including exploration, metallurgical and hydrogeological drilling, and a scoping study at this project. As of December 31, 2014, we estimated NRM for the Trapiche project to be 925 million tons, with an average grade of 0.39 percent of copper, 0.01 percent of molybdenum and 3.2 grams per ton of silver into the Trapiche porphyry and Millocucho skarn. In 2015, we plan to invest US$4.8 million to conduct additional metallurgical tests. In addition, during 2015, we expect to have a positive scoping study for a leach only alternative. There are 251million tons with an average grade of 0.54% Cu of NRM of leachable material.

Pisaccalla. The Pisaccalla-Accocruz-Ccelloccasa project consists of 11,331 hectares of mining concessions located in the Ayacucho region in southern Peru. This project is located 35 kilometers northwest of our Breapampa gold mine and 5 kilometers northwest of the Apumayo gold mine. In 2015, we plan to invest US$1.36 million to diamond drill 2,300 meters at the Pisaccalla-Accocruz and to conduct geological mapping and sampling at Ccelloccasa.

Livitaca. The Livitaca project is located in the Cusco region in southern Peru, 8 kilometers north of the Constancia copper project owned by Hudbay. The project consists of 9,095 hectares of mining concessions owned by Corporación Aceros Arequipa S.A who has leased those hectares to Cía. de Minas Cerro Hablador S.A.C, our newly formed wholly-owned subsidiary. The project is an iron skarn with surrounding gold and copper mineralization. In 2015, we plan to obtain social and environmental permits for a drilling campaign in 2016.

Palla Palla. Palla Palla is located in Ayacucho region, 25 kilometers north of our Breapampa gold mine. The property consists in 6,894 hectares of mining concessions owned by Cia. de Minas Caudalosa S.A who has leased those hectares to Minera Azola S.A.C., our wholly-owned subsidiary. In 2014, we invested US$ 0.42 million in geological mapping, outcrop sampling and a geophysical survey. In 2015, we plan to invest US$2.1 million in order to diamond drill 5,200 meters at this project.

San Gabriel (Chucapaca). We now own 100% of the San Gabriel project, which located in the Moquegua region. We paid US$81 million in cash payment to acquire Goldfield’s 51% interest and right to operate Canteras del Hallazgo SAC, which following this acquisition is now fully absorbed into Buenaventura. As of December 31, 2014, we estimated NRM for the San Gabriel project to be 12.3 million tons, with 6.5 grams per ton of gold. During 2015, we expect to obtain permits for the exploration and development of a 7,000 meter diamond drilling and to conduct geological mapping and sampling. We also plan to begin engineering studies at the project.

San Gregorio The drilling program at this project continues to be suspended due to the opposition of the Vicco community. We have resumed discussions with the community and, due to the active participation of the Conflict resolution Office in such discussions, an entity operating under the auspices of the PCM (Presidencia del Consejo de Ministros), we expect to resume the drilling program at this project.

Exploration in Operating Areas

Uchucchacua. We are currently focusing our exploration efforts on the Yumpag project, which is located four kilometers northeast of the Uchucchacua mine. The project is an epithermal silver deposit, structurally influenced by the Cachipampa fault. This fault also influences significant areas of silver mineralization at the Uchucchacua mine. During 2014, we completed 266 meters of exploration tunnels, conducted 6,236 meters of diamond drilling and conducted metallurgical tests at this project. These exploration efforts are being complemented by the construction of a ramp from the Uchucchacua project, which will be used to explore the Gina-Socorro veins alignment that will eventually integrate Uchucchacua with Yumpag.

Mallay. Our exploration efforts in Mallay were focused in the Chanca project, which is located in the province of Oyon, in the Lima region, about 15 kilometers northwest of the Mallay mine. This project was sold(?) in July 2014.

Recuperada. During 2014, we completed 5,757 meters of diamond drilling in the Patara project. We do not plan to conduct any further work in this project and all exploratory surface work has been remediated. We are currently in the process of selling this project.

Orcopampa. The main projects in the Orcopampa district are Parihuanas, Aseruta-Mulañan and Pucay.

The Parihuanas project, a joint venture with Minera Ares, is located 24 kilometers northeast of the Chipmo mine. During 2014, we constructed drifts for exploration and diamond drilling at this project. In September 2014, we ceased all exploration activity at Parihuanas and are currently in the process of selling this property.

The Aseruta-Mulañan project is located eight kilometers southeast of the Chipmo mine. It consists of a system of epithermal veins with mainly silver content. During 2014, we completed a second diamond drilling campaign at this project. No work at this project is planned for 2015.

Pucay. The Pucay project is located 3.5 kilometers southwest of the Chipmo mine. In 2014, we focused our attention to the Anquicha prospect and conducted geological mapping, sampling and geophysical surveys with encouraging results. We are working to obtain the necessary permits to conduct diamond drilling campaign in the second half of 2015.

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

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2013	1,411.23	1,392.18	23.79	22.33
2014	1,266.40	1,263.53	19.08	18.65
2015 (through March 31, 2015)	1,218.45	1,220.87	16.71	15.35

(1)	Our average annual price includes only the consolidated average annual price from our mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.
(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2015 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2013	2014
	(US$ in thousands)
Gold	637,032	554,805
Silver	362,805	356,021
Lead	55,951	39,658
Zinc	71,187	47,653
Copper	182,399	271,282

(1)	Does not include refinery charges and penalties incurred in 2014 of US$185.1 million and in 2013 of US$147.9 million, respectively.

Approximately 68 percent and 60 percent of our concentrate and gold bullion sales in 2013 and 2014, respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate and gold bullion from our mines and gold bullion that were sold to our various customers from 2013 to 2014.

	Percentage of Concentrates and Gold Bullion Sales
	2013	2014
Export Sales:
Johnson Matthey Limited	54.04	49.31
N.V. Umicore SA	3.02	3.89
Werco Trade AG	2.35	3.34
Sumitomo Corporation of America	1.76	0.00
MK Metal Trading GMBH	2.97	0.00
Lois Dreyfus Commodities Metal Suisse SA	0.26	0.00
MCC non Ferrous Trading Inc.	2.68	2.61
Others	0.64	0.97
Total Export Sales	67.72%	60.12%

Domestic Sales:
Andina Trade S.A.C.	0.00	0.93
Glencore Peru S.A.C.	15.07	15.27
Consorcio Minero SA	8.94	4.11
Trafigura Peru S.A.C.	0.00	4.59
Sudamericana Trading SRL	3.04	2.65
Lois Dreyfus Commodities Peru S.R.L.	4.24	10.21
Optamine S.A.C.	0.00	1.26
Others	0.99	0.86
Total Domestic Sales	32.28%	39.88%
Total Sales	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2015 to 2017:

	Wet tons	Wet tons	Wet tons
Concentrate	2015	2016	2017
Uchucchacua’s Silver-Lead	50,300	36,800	27,800
Uchucchacua’s Zinc	27,800	23,800	15,300
Julcani’s Silver-Lead	6,700	3,200	3,200
Mallay’s Silver-Lead	14,900	14,700	10,700
Mallay’s Zinc	22,500	15,700	10,700

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Breapampa, Coimoloache and La Zanja and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold. During 2014, the price of the gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Johnson Matthey’s Brampton, Canada works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Johnson Matthey’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

We and our wholly-owned subsidiaries are completely unhedged as to the prices at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

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

From January to December 2015, El Brocal has outstanding hedging commitments amounting to 4,800 metric tons of copper at an average fixed price of US$7,042 per ton.

El Brocal’s hedge is classified as a cash flow hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the interest expense caption. Yanacocha and Cerro Verde have not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

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

Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare claimed and achievement of minimum annual production for each hectare. Failure to achieve annual production targets will result in a fine. Failure to pay concession fees or fines for two consecutive years could result in the loss of one or more of the mining rights. Failure to satisfy minimum annual production thresholds for a specified period of time could result in cancellation of the concessions.

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

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require us to obtain easements or other rights from private landowners that own the surface land above the mineral resources that we intend to explore or mine. Supreme Decree 020-2008-EM requires us to obtain such easements or other rights prior to commencing exploration activities. We have been actively seeking to acquire land surface, easements to land containing prospective geological exploration target sites, deposits that can be exploited in the future and areas suitable as plant or facility sites. In the case of processing concessions, article 35 of Supreme Decree Nº 018-92-EM, as amended, requires holders of such concessions to own the land underlying the concession or to have the authorization of the owner of the land.

The Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations set forth procedures for the granting of mining rights in urban and urban expansion areas. In order to grant a mining concession in an urban expansion area, the MEM is required to receive the approval of the council of the applicable provincial municipality. The council has sixty days to issue its decision. Mining concessions in urban expansion areas are granted for 10-year terms, which may be renewed by the MEM subject to the approval of municipal authorities, but cannot exceed 100 hectares.

Law No. 28964, which became effective on January 25, 2007, created the Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN) as the government agency in charge of regulating and auditing the electricity, hydrocarbon and mining activities of companies. Law No. 28964 provides that the overview and audit of activities related to the environment, mining safety and health regulations may be performed by companies duly certified and approved by OSINERGMIN. However, pursuant to Supreme Decree 001-2010-MINAM, OSINERGMIN has transferred its environmental supervisory functions to the Environmental Evaluation and Oversight Agency, or OEFA. Beginning July 22, 2010, OEFA assumed the authority to carry out unexpected audits and levy fines on companies if they fail to comply with prescribed environmental standards. Contributions that mining companies are required to make to OSINERGMIN were approved by Supreme Decree No. 128-2013-PCM and contributions required to be made to OEFA by Supreme Decree No. 130-2013-PCM.

With respect to employee safety and employer liability, Law No. 28964 has been replaced by Law No. 29783. Such employee safety and employer liability and related matters are audited by the Ministerio de Trabajo y Promoción del Empleo. Law No. 29783, as amended by Law No. 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any other type of liability arising from accidents or diseases suffered by the employee while working, and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. Such law amended the relevant provision of the criminal code, which currently establishes that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

Environmental Matters

In 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the Ministry of the Environment (MINAM) issued national environmental standards, which have gradually replaced prior guidelines governing governmental agencies environmental competencies. OEFA has the authority to inspect mining operations and fine companies that fail to comply with prescribed environmental standards.

The Ministry of Energy and Mines (MINEM) has issued regulations that establish maximum permissible levels of (i) emissions of liquid effluents and (ii) elements and compounds present in gaseous emissions resulting from the mining activities. Generally, mining rights holders and processing plants that were in operation prior to May 1993 were required to comply with maximum permissible levels within 10 years. In the meantime, mining operators are required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent maximum permissible levels. In 2009, all Peruvian mining companies were required to submit updated environmental management plans to the MEM that complied with water quality standards and new maximum permissible levels for liquid effluents. The deadline was August 31, 2012. Buenaventura and its associated companies submitted their plans. We expect that we will be required to implement these plans and be in compliance with the new maximum permissible levels for liquid effluents and water quality standards by 2015, but such date is subject to modification.

In addition, each mining company that began operations prior to May 1993 was required to file a Preliminary Environmental Evaluation, or EVAP, for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up PAMA aimed at implementing measures in order to solve problems identified in the EVAP. Companies must correct the pollution problems relating to their mining activities within five years, while smelters must take corrective measures within ten years. These companies must allocate no less than 1 percent of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs.

On March 26, 2013, Supreme Decree No. 002-2014-MINAM became effective. It approves the Environmental Quality Standards (Estándares de Calidad Ambiental: ECA) for Soils, or Standards, which are applicable to any project or activity that may generate an environmental risk. Projects existing at that time had twelve months to adapt to the Standards. Supplementary provisions for the application of the Standards have been approved through Supreme Decree No. 002-2014-MINAM effective since March 25, 2014.

Since May 1993, new mining and processing activities have been required to file and obtain approval for an EISd before being authorized to commence operations. New mining and plant processing activities are required to comply with the maximum permissible levels (LMP) for liquid effluents from the initiation of their operations.

EISd for capacity expansion at the Orcopampa, Uchucchacua and Antapite mines were approved in 2004, 2006 and 2008, respectively.

MINEM approved the EISd for the Huancarama-Chipmo-Poracota and La Zanja transmission lines and their substations in 2006 and 2008, respectively. This connection to the national grid should result in lower energy costs.

In May 2008, the Environmental Ministry of Peru was established by legislative decree. The principal functions of the Environmental Ministry include formulating and implementing policies and regulations relating to environmental matters and controlling pollution, including regulating air and water quality standards, through supervision and education. In 2009, MINEM approved the EISd for the La Zanja, Mallay, Tantahuatay and Esperanza projects. In 2010, MINEM approved the EISd for the Angélica Rublo Chico project. In 2011, the MEM approved the EISd for our Orcopampa and Breampampa projects. MINEM approved the modified EISd for the Mallay mine and the second modified EISd for the Shila cyanidation circuit in 2012.

We and our subsidiaries are subject to ongoing administrative and judicial proceedings relating to environmental matters for which we have reserved contingencies of up to US$6.7 million. See Note 15 to the Financial Statements.

In 2012, Peru enacted Supreme Decree No. 020-2012-EM, which added Chapter XVII to the Mining Proceedings Regulations approved by Supreme Decree N° 018-92-EM. The new provisions require the approval of the General Mining Directorate of the Ministry of Energy and Mines or of the relevant Regional Government before proceeding to start and re-start exploration, development, preparation and exploitation. With regard to water regulation, all Peruvian mining companies were required to submit their updated environmental management plans to comply with water quality standards and the new maximum permissible levels for liquid effluents by August 31, 2012. Buenaventura and its associated companies submitted their plans. We expect that we will be required to implement these plans and be in compliance with the new maximum permissible levels for liquid effluents and water quality standards by the dates set by MINAM.

Regulations governing mining explorations. In May 2008, the Peruvian government enacted DS 020-2008-EM, which governs mining exploration activities and related matters. Under DS 020-2008-EM, exploration activities fall into 2 categories: Category I and Category II. Category I exploration activities are those involving no more than 20 drilling platforms or affecting a surrounding area that measures less than 10 hectares in size, while Category II exploration activities are those involving more than 20 drilling platforms and affecting an area larger than 10 hectares. For Category I exploration activities, an Environmental Impact Declaration (Declaración de Impacto Ambiental), or EID, is required. For Category II exploration activities, a Semi-detailed Environmental Impact Study (Estudio de Impacto Ambiental), or EISsd which is required which incorporates technical, environmental and social matters. Exploration activities must start within twelve months following the date that an EID or EISsd is approved. Both the EID and the EISsd must be approved before exploration activities begin. Any commitments assumed by mining companies in an EID or EISsd are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that during exploration programs the holder of mining concessions will perform specified closure and post closure activities. In addition, fines can be imposed if exploration programs begin before the EID and the EISsd are approved, and the approval of environmental studies for exploration activities performed within protected natural areas requires the approval of the applicable water authority. Exploration in Prehispanic Archeological Sites (referred to in DS N° 004-2000-ED) is forbidden, unless expressly authorized by the National Institute of Culture.

Also in May 2008, MINEM enacted DS 028-2008 which regulated the citizen participation process within the framework of environmental permit approval. The EID and EISsd provide local communities with an opportunity to actively engage in this process.

The following EIDs and EISsd were approved in 2014:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Uchucchacua	Modificación de EIA	R. D. N° 637-2014-MEM/DGAAM	Dic. 2014
Uchucchacua	Modificación de EIA – Plan de Adecuación a los LMPs y ECAs, para agua.	R. D. N° 113-2014-MEM/DGAAM	Mar. 2014
Pisaccalla	DIA	C.A.A. N° 024-2014-MEM-DGAAM	Jul. 2014
Blanquita	DIA	C.A.A. N° 050-2014-MEM-DGAAM	Dic. 2014
Teresa	DIA	C.A.A. N° 043-2014-MEM-DGAAM	Oct. 2014

La Zanja SRL
Mine/Project	Type of Study	Approving Resolution	Date of Approval

None
Minera Azola S.A.C.
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Palla Palla	DIA	C.A.A. N° 047-2014-MEM-DGAAM	Nov. 2014

Investment Promotion Regulations. Supreme Decree 054-2013-PCM was passed in order to promote investment projects. It allows companies to submit a technical report to modify ancillary components, capacity expansions, or introduce technological improvements. MINEM will then issue a compliance waiver within no more than 15 working days from the date of submission.

Regulations governing mine closures. In 2003, Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), established the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or Closure Plans, and the granting of environmental guarantees to secure compliance with Closure Plans. We are required to submit a Closure Plan for new projects to MINEM within one year following approval of an EIS or PAMA; inform MINEM semi-annually of any progress on the conditions established in the Closure Plan; perform the Closure Plan consistent with the schedule approved by MINEM during the life of the project; and set up an environmental guarantee that covers the estimated amount of the Closure Plan.

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

We have presented Closure Plans to MINEM for all of our mines and advanced explorations. To date, MINEM has approved our Closure Plans for Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite, Caravelí, Shila, Paula, Esperanza, Pozo Rico, Mallay, Trapiche, Breapampa, Angélica Rublo Chico, Anamaray-Jancapata, La Zanja, Tantahuatay and Tambomayo.

The follow Mine Closure Plan Updates were approved in 2014:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
None

Compañía Minera Coimolache S.R.L.
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Coimolache	Modificación de Plan de Cierre	R.D. N° 481-2014-DGAAM-DNAM-DGAM/PC	Marz. 2014

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for mining concessions holders. Under this provision, mining concessions holders that performed mining activities, including mining exploration, production and processing activities or related activities, without having an Environmental Certification will be required to prepare and perform an Environmental Remediation Plan to address the environmental impact in the areas in which such activities have been conducted. Environmental Remediation Plans could only be filed once mining activities have ceased. Environmental Remediation Plans would contain a detailed description of all the mining facilities and activities performed without the correspondent Environmental Certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, a bond in favor of MINEM for the cost of the execution of the measures contained in the Environmental Remediation Plan. Once the Environmental Remediation Plan is completed, mining concessions holders are required to inform the auditing entity so it can verify that the actions were carried out as approved. The auditing entity is required to send the respective report to the relevant authority so that the bond may be returned.

Law No. 28271, Law that Regulates the Environmental Liabilities of Mining Activities (Ley que Regula los Pasivos Ambientales de la Actividad Minera), came into force on July 7, 2004 and serves to regulate the identification of liabilities and financial responsibility for remediation in mining activities, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. Pursuant to Law No. 28271, as amended by Law No. 28526 and Legislative Decree No. 1042, the technical branch of MINEM will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan and enter into environmental remediation agreements with MINEM to perform any studies and work necessary to control and mitigate the risk and effects of any contamination. Regulations under Law No. 28271, Regulations of Environmental Liabilities of Mining Activities (Reglamento de Pasivos Ambientales de la Actividad Minera), were approved by Supreme Decree No. 059-2005-EM.

We have presented Closure Plans to the MINEM for all our mining concessions with environmental mining liabilities. To date, the Hualchocopa, Lircay, Bella Unión-Paucaray and Chaquelle mining units have all been closed and post-closure activities at each of these units are currently underway.

On November 12, 2014, a new Environmental Protection and Management by-law was enacted, which covers mining production, processing, common labor, transport, and storage, and sets forth a new set of requirements for these activities. Going forward, social and technical teams from MINEM will accompany the collection of baseline information. Early involvement of the statutory authority throughout the environmental studies process is expected to bring about shorter approval times.

MINEM’s specialized body, the General Directorate for Mining Environmental Affairs, has traditionally evaluated mining environmental studies. A new organization, the National Environmental Certification Service (Servicio Nacional de Certificación Ambiental: SENACE), which operates under the auspices of MINAM, is expected to take on responsibility for detailed EIS, submitted by private, public, or mixed-capital organizations in the second half of 2015. This development is consistent with the expansion of MINAM’s technical and regulatory capacities.

We anticipate additional laws and regulations relating to environmental matters will be enacted over time. The development of more stringent environmental regulations in Peru could impose additional constraints and additional costs on our operations, and we would be required to make significant additional capital expenditures in the future. Although we believe that we are substantially in compliance with all applicable environmental regulations of which we are now aware, there is no assurance that future legislation or regulatory developments will not have an adverse effect on our business or results of operations.

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

Prior Consultation with Local Indigenous Communities

In 2011, Peru enacted Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). This law establishes a prior consultation procedure that the Peruvian government must undertake in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Under this law, the Peruvian governmental agency responsible for issuing or approving the administrative measure or decree in question, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, to the extent that any of our future projects require the promulgation of legislative or administrative measures that impact local indigenous communities, the required prior consultation procedure may result in delays, additional expenses or failure to obtain approval for such new project.

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. These regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and provide for a consultation process that lasts no more than 120 calendar days.

Permits

We believe that our mines and facilities have all necessary material permits to operate. All future exploration projects will require a variety of permits. Although we believe the permits for these projects can be obtained in a timely fashion, permitting procedures are complex, time-consuming and subject to potential regulatory delay. We cannot predict whether we will be able to renew our existing permits or whether material changes in existing permitting conditions will be imposed. Non-renewal of existing permits or the imposition of additional permitting conditions could have a material adverse effect on our financial condition or results of operations.

Insurance

We maintain a comprehensive insurance program designed to address specific risks associated with our operations, in addition to covering the insured risks common to major mining companies. Our insurance program is provided through the local Peruvian insurance market and includes employers’ liability, comprehensive third party general liability and comprehensive automobile liability, all risk property on a replacement basis, including transit risks, as well as business interruption insurance and mining equipment insurance.

Mining Royalties and Taxes

Under Peruvian law, holders of mining concessions are required to pay the Peruvian government a mining royalty (regalia minera) for the exploitation of metallic and non-metallic resources. In accordance with Law No. 28258, as amended by Law No. 29788, mining royalties are payable either as a specified percentage of operating profit or one percent of revenues, whichever is higher. If the mining royalty is calculated as a percentage of operating profit, marginal rates ranging from one percent to 12 percent, increasing progressively for companies with higher operating margins, will apply.

Mining companies that are a party to mining stabilization agreements will not be required to pay a mining royalty during the tenure of their stabilization agreements. Although we are not party to any stabilization agreements, Yanacocha currently has effective stabilization agreements for the Yanacocha, La Quinua and Maqui mines.

In addition to mining royalties, pursuant to Law No. 29789, effective from October 1, 2011, mining operations in Peru are subject to a new extraordinary mining tax. Mining companies that do not have taxation stability agreements with the Peruvian government, such as Buenaventura, will pay the “Special Mining Tax” (Impuesto Especial a la Minería). The Special Mining Tax is calculated as a percentage of operating profit. Marginal rates range from two percent to 8.4 percent, increasing progressively for companies with higher operating margins. Mining companies that have stability agreements with the Peruvian government will pay the “Special Mining Duty” (Gravamen Especial a la Minería). The Special Mining Duty is calculated as a percentage of operating profit, with marginal rates ranging from four percent to 13.12 percent, increasing progressively for companies with higher operating margins.

Safety

The safety and health of our employees is our highest priority. During 2014, our Corporate Safety and Health Management System, or SHMS, was recertified by Bureau Veritas. The core components of our SHMS are risk assessment, training, hazard identification and task observations.

During 2014, we experienced 86 reportable injuries, which were comprised of 81 lost-time injuries and 5 fatal injuries, as compared to 148 total reportable injuries during 2013, which were comprised of 142 lost-time injuries and 6 fatal injuries.  Under Peruvian legislation, reportable injuries include: accidental injuries resulting in lost-time, fatal accidents, accidents that require medical treatment or result in a loss of consciousness, an inability to perform all job duties on any workday after the injury or the temporary assignment or transfer to another job.  Injuries involving first-aid only are not reportable as they are considered minor accidents.

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

As of March 31, 2015, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart.

†	All entities in this chart, with the exception of Minera Julcani S.A. de C.V. (which is organized in Mexico), are incorporated in Peru.
*	Compañía Minera Condesa S.A. holds 21,160,260 common shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.70 percent of our total common shares.

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, which is our wholly-owned subsidiary, is a mining and facilities holding company with both direct and indirect ownership participation in Yanacocha. As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine. In addition, Condesa holds an equity interest in Chaupiloma, and, as a result, receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma in an amount equal to its ownership interest. Condesa also holds a 7.70 percent interest in us.

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

Consorcio Energético Huancavelica S.A. / Empresa de Generación Huanza S.A.

Consorcio Energético Huancavelica S.A., or Conenhua, is an electrical transmission company that provides a significant portion of our electrical needs through its transmission facilities. We own 100 percent of Conenhua and manage its operations. Conenhua obtained its concession for power transmission in the Huancavelica area in 1983 and subsequently obtained concessions in the Cajamarca and Arequipa regions, which enabled us to transmit electric power to certain of our mining units and affiliates, as well as to other mining companies and municipalities in the area, through our own facilities.

In order to secure a reliable energy supply from a clean and renewable source for our direct operations and projects at competitive prices, Conenhua, through its subsidiary Empresa de Generación Huanza S.A., or Huanza, was commissioned to construct a 90.6 megawatt, or MW, capacity hydroelectric power plant in the valley of Santa Eulalia. This hydroelectrical plant began operating at full capacity in June 2014.

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

Minera Julcani S.A. de C.V.

Minera Julcani S.A. de C.V., or Minera Julcani, is one of our wholly-owned subsidiaries and was created for the purpose of conducting mining activities in Mexico. Currently, we are conducting exploration activities pursuant to an agreement with Surutato Mining, S.A. de C.V., or Surutato. Under this agreement, Surutato granted us the exclusive right to conduct exploration activities within its property located in Sinaloa, Mexico.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

Sociedad Minera El Brocal S.A.A., or El Brocal, owns the Colquijirca and Marcapunta Norte mines and the San Gregorio exploration project. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. Currently, we own 54.07 percent of El Brocal through both direct and indirect ownership interests.

Minera La Zanja S.R.L.

Minera La Zanja S.R.L. is located 35 kilometers northwest of the city of Cajamarca. La Zanja, which is currently 53.06 percent owned by us, began operations in September 2010 as an open-pit mine producing gold and silver.

Compañía Minera Coimolache S.A.

Compañía Minera Coimolache S.A., or Coimolache, is a mining company that owns the Tantahuatay mine which is located in the province and district of Hualgayoc in the Cajamarca region, which is 35 kilometers northwest of the Yanacocha mine. We hold a 40.10 percent interest and operate this mine, which commenced operations in mid-2011.

Ferrovías Central Andino S.A.

We hold 10 percent of Ferrovías Central Andino S.A., or Ferrovías, a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000. Ferrovías provides transportation for concentrates from El Brocal’s mining operations.

Apu Coropuna S.R.L.

Apu Coropuna S.R.L., is currently 70 percent owned by us and 30 percent owned by Southern Peru Copper Corporation. Apu Coropuna S.A. was created for the purpose of conducting exploration within properties situated in Castilla, Arequipa.

Compañía de Minas Cerro Hablador S.A.C.

Compañía de Minas Cerro Hablador S.A.C., is our wholly-owned subsidiary created for the purpose of conducting exploration activities pursuant to our agreement with Aceros Arequipa S.A. Under this agreement, Aceros Arequipa granted us the exclusive right to conduct exploration activities within its properties situated in Livitaca, Cusco.

Procesadora Industrial Rio Seco S.A.

Procesadora Industrial Rio Seco S.A. is our wholly-owned subsidiary that owns and operates a monohydrate manganese sulphate crystallization plant situated in Huaral, Lima. This processing plant will allow mining from areas with high silver and manganese content within the Uchucchacua mine, which will improve silver recovery.

El Molle Verde S.A.C.

El Molle Verde S.A.C. is our wholly-owned subsidiary that develops the Trapiche project, located in the Apurimac region. See “Item 4– B. Business Overview–Exploration Projects in Non-Operating Areas” for further information of this project.

YANACOCHA

A. History and Development of the Company

Founded in Peru in 1992, Yanacocha is one of the largest gold producers in South America, having produced 969,944 ounces of gold in 2014. Yanacocha’s operations are located in the Andes Mountains in Northern Peru in the region of Cajamarca, located approximately 600 kilometers north of Lima and north of the city of Cajamarca at an altitude of 4,000 meters above sea level. The Yanacocha property consists of the following open-pit mines: Chaquicocha, Maqui Maqui, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado and Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto.

Yanacocha also owns the Conga project, which is located approximately 24 kilometers northeast of the Yanacocha operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. The Conga project consists of two gold-copper porphyry deposits that are currently estimated to more than double Yanacocha’s proven and probable reserves.  Since mid-2012, following strong community opposition to the development of Conga, this project has been on hold and Yanacocha is actively working on strategies to regain social support for the project. One such strategy has been based on a “water first” approach, which consists of building the originally planned community water reservoirs prior to resuming any mine development. In 2013, the first of these reservoirs in San Nicolás and associated roads was constructed. In 2014, limited site work continued with the construction of the main access road using local contractors and a local labor force. Permitting for a second reservoir also continued. Work to ensure the economic viability as well as the social acceptance of the project continues in parallel with water reservoir construction activities.

As of December 31, 2014, Yanacocha’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 4.9 million ounces of gold, representing a 14 percent decrease over Yanacocha’s proven and probable reserves as of December 31, 2013, which were estimated to be 5.7 million ounces of gold. As of December 31, 2014, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, which were unchanged from the estimated gold and copper reserves as of December 31, 2013. As of December 31, 2014, Yanacocha’s total proven and probable reserves (including the Conga project) were estimated to be 17.5 million ounces of gold, representing a 5 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2013, which were estimated to be 18.3 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.3 billion pounds as of December 31, 2014.

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

In 2014, Yanacocha produced 969,944 ounces of gold, compared to 1,017,259 ounces of gold produced in 2013. This decrease in gold production in 2014 as compared to 2013 was mainly attributable to (i) lower leach production from fewer initial ounces on leach pads at the beginning, (ii) lower gold mill due to lower ore grade fed to the mill from Tapado Oeste in 2014 as compared with 2013, and (iii) lower recovery due to processing of blending with deep transitional ore.

 Silver production was 363,274 ounces in 2013 and 574,110 ounces in 2014. The increase in silver production in 2014 as compared to 2013 was mainly attributable to beginning the deep transitional process with higher grade silver in gold mill..

Newmont Mining owns 51.35 percent of Yanacocha through its wholly-owned subsidiary Newmont Second. We own 43.65 percent of Yanacocha through our wholly-owned subsidiary Condesa and the remaining 5 percent is owned by IFC. Yanacocha is managed by Newmont Peru. See “ – Management of Yanacocha – General Manager/Management Agreement.” Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed following approval by the two major shareholders of Yanacocha, Newmont Mining and us.

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2014 have related principally to:

•	the construction of the Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado and Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto mining operations;

•	the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter;

•	the construction of four carbon column plants at Cerro Yanacocha and La Quinua;

•	the acquisition of both new and used mining equipment;

•	the construction of two dams;

•	the construction of one agglomeration plant at La Quinua;

•	the construction of the Yanacocha Gold Mill;

•	the construction of gold mill tailing pipeline and equipment components; and

•	several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha, and La Quinua mining operations.

Yanacocha’s capital expenditures from its formation through December 31, 2014 totaled approximately US$5,821 million, including capital expenditures of US$1,148 million in 2012, US$311 million in 2013 and US$117 million in 2014.

In 2014, Yanacocha’s principal capital expenditures included:

•	US$37.2 million associated with the Conga Project (water first approach);

•	US$27.5 million for equipment components;

•	US$16.2 million for mine development at El Tapado Oeste and the Western Oxides deposits;

•	US$10 million for the residual water treatment project;

•	US$9.3 million for gold mill tailings improvements;

•	US$4 million for gold mill plant improvements; and

•	US$13 million for other minor projects.

Yanacocha anticipates that its capital expenditures for 2015 will be approximately US$160.3 million, of which it plans to use approximately US$55.6 million in connection with improvements in residual water treatment plant, US$41.5 million for Yanacocha laybacks and US$17.8 million for equipment components. The remaining capital expenditure budget has been allocated for investment in current operations and development of future operations. No capital will be employed at the Conga Project in 2015.

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

B. Business Overview

Description of Yanacocha’s Operations

The Yanacocha property consists of the following open-pit mines:, Chaquicocha, Maqui Maqui, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado, Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto.

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

Mining consists of a sequence of drilling, blasting, loading and hauling. Ore containing gold is transported from each mine to the nearest active leach pad while waste is taken to specially designed storage facilities. Ore is then leached by introducing diluted solutions of cyanide through an irrigation system placed on top of the ore. This solution percolates through the ore, dissolving gold and silver as AuCN and AgCN complexes respectively, and results in a “pregnant” solution which drains to solution storage ponds to be transferred to the nearest recovery facility. The end product is doré bars comprised of approximately 65-66% gold and approximately 29% silver. The doré bars are transported from the processing plant by an outside security firm to be refined outside of Peru. See “—Transportation and Refining.” The solution from which the gold is removed (barren solution) is recycled to the leach pads for further heap-leaching after having been reconstituted with cyanide. The leaching process is generally a closed system. However, during periods of high rainfall, excess water must be treated at the facilities located at Yanacocha Norte and Pampa Larga, which have been designed to meet or exceed standards for drinking water and for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See “Regulation, Permit and Environmental Matters.”

Since 1997, the energy and power supply for Minera Yanacocha has been obtained from the Peruvian national electricity system (SEIN) through a 220 kilowatt (“kW”) transmission line from the Trujillo-Norte substation in Trujillo to the Cajamarca-Norte substation in Cajamarca. This transmission line is owned by Consorcio Energético Huancavelica–CONEHUA, and has a design capacity of approximately 150MW.

In August 2011, a new 220kW called Interandina line was brought online from Carhuamayo-Paracsha–Conococha-Kiman Ayllu (Huallanca) and connected to the Cajamarca-Norte substation. This line belongs to Abengoa and provides Minera Yanacocha with energy and power, leaving the old transmission line with the energy flow to Trujillo.

Minera Yanacocha also has a 60kW double triad line and a 220kW simple triad line. Both are connected to Cajamarca-Norte Substation for the direct supply of its process plants.

Alternatively, in case of emergency, reduced supply or other event affecting the national electrical system, Minera Yanacocha has its own power generators with a capacity of approximately 27MW. This system allows the Company to maintain the sustainability of its operation system and reduce its operational risks.

In connection with a bidding process carried out during 2014, the supply of energy and power for the period from 2015 to 2018 was awarded to Duke Energy (Egenor), which is expected to achieve reductions in energy prices and result in savings of over US$25 million during the four-year term of the contract.

In 2014, Minera Yanacocha’s power consumption was approximately 454 Giga Watt Hours at a cost of US$30.3 million. The maximum demand was 63MW in January and May. See “Item 5. Operating and Financial Review and Prospects.”

Water for Yanacocha’s operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes treatment at the facilities described above.

Set forth below are certain unaudited operating data for the years shown for each of Yanacocha’s mining operations that were then in operation:

	2012	2013	2014
Mining Operations:
Ore mined (DST):

Cerro Yanacocha	1,244,162	1,477,391	883,573
Carachugo	26,270,839	13,590,412	7,721,830
Maqui Maqui	1,590,491	2,467,205	619,755
La Quinua	9,988,448	21,098,589	27,414,341
San José	692,086	-	-
Cerro Negro	2,872,609	4,733,308	3,644,896
Total ore mined (DST)	42,658,634	43,366,905	40,281,395
Average gold grade of ore mined (oz./DST):
Cerro Yanacocha	0.052	0.016	0.019
Carachugo	0.032	0.035	0.031
Maqui Maqui	0.016	0.020	0.025
San José	0.017	-	-
La Quinua	0.052	0.031	0.043
Cerro Negro	0.012	0.015	0.024
Total average gold grade of ore mined (oz./DST)	0.035	0.029	0.038

Gold production (oz.):
Cerro Yanacocha	141,038	16,393	30,713
Carachugo	690,503	437,095	286,062
Maqui Maqui	5,810	5,856	5,669
San José	8,117	-	-
La Quinua	488,320	530,437	595,751
Cerro Negro	12,204	27,478	51,749
Total gold (oz.)	1,345,992	1,017,259	969,944

Exploration

Yanacocha’s mining activities encompass 233,974 hectares covered by 351 mining concessions. Of these 233,974 hectares, SMRL Chaupiloma Dos de Cajamarca holds the mining rights related to 106,624 hectares, covered by 145 mining concessions. Minera Yanacocha SRL holds the mining rights related to 127,350 hectares underlying 206 concessions.

Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, several of which with an initial term of 20 years and one of which with an initial term of 17 years, which are renewable at Yanacocha’s request for an additional 20- or 17-year term, as the case may be.

Yanacocha has four processing concessions from the MEM for its processing plants: Cerro Yanacocha (Yanacocha Gold Mill, Cerro Negro, La Quinua and Yanacocha), Yanacocha (Carachugo and Pampa Larga) and China Linda (non-metallic). The processing concessions have indefinite terms, subject to the payment of an annual fee based on nominal capacity for the processing plant. These four processing concessions include the Conga Project, which is in process of being granted.

Advanced exploration and early-stage development expenditures for the Yanacocha District during 2014 totaled $19.9 million as compared to $20.0 million in 2013. Expenditures focused on oxide development and advanced exploration projects which included: (i) Resource and Reserve infill drilling on the Quecher Main deposit; (ii) Reserve conversion infill drilling on the Los Pinos layback at Yanacocha Sur; (iii) Resource conversion at Maqui Maqui oxide and transition; and (iv) advanced exploration at the Marleny target. Expenditures focused on sulfide exploration and advanced exploration projects included: (i) Inventory conversion at the Maqui Maqui gold-copper deposit; (ii) metallurgical drilling and testing on the Chaquicocha Underground project; (iii) development support and metallurgical drilling on the Verde Bioleach Demonstration Facility; and (iv) exploration and development drilling on the Antonio deposit.

In 2015, efforts will focus on continuing exploration activities in the Yanacocha district and conducting an exploration program in the Yanacocha concession block outside of the operation district.

Yanacocha’s exploration expenditures include all of the costs associated with exploration activities such as drilling and geological and metallurgical testing. In addition, exploration costs cover engineering and project development costs on advanced stage projects. Yanacocha prepares a budget annually and allocates an amount for exploration activities based on specific projects or regions.

Yanacocha intends to continue developing other oxide and sulfide projects, as well as the Conga gold-copper deposit project over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Minas Conga and Solitario mineral holdings. The Conga project currently consists of two gold-copper porphyry deposits that are estimated to more than double Yanacocha’s proven and probable reserves. The Conga project is located approximately 24 kilometers northeast of Yanacocha’s operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated into reserves beginning in 2004 and 2005, reported 12.6 million ounces of gold reserves and 3.3 billion pounds of copper reserves as of December 31, 2014.

Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian central government-initiated EIA independent review were announced on April 20, 2012 and confirmed that Yanacocha’s initial EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced its decision to move the project forward on a “water first” approach on June 22, 2012. Construction of Conga and the implementation of the independent EIA review recommendations will continue provided they can be accomplished in a safe manner with risk-adjusted returns that justify future investment. Should Yanacocha be unable to continue with the development plan at Conga in the coming years, mining activities may be reprioritized and capital reallocated to development alternatives which may result in potential accounting impairments.

For 2015, Yanacocha estimates expenditures of $8.56 million for exploration, and an additional US$2.632 million related to reserve delineation, characterization and sterilization activities for ore bodies that are currently classified as reserves. Both expenditure estimates are exclusive of significant development engineering charges. This budgeted amount will be expended mainly on oxide reserve conversion, extension drilling of known near-surface oxide inventories, sulfide exploration and early stage development within the Yanacocha district.

As of December 31, 2014, the Yanacocha district’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 4.9 million ounces of gold, a 14 percent decrease from the Yanacocha district’s proven and probable reserves as of December 31, 2013, which were estimated to be 5.7 million ounces of gold.  The decrease in reserves of gold was mainly due to mine depletion, revised pit designs, conversion from resources to reserves, updated block models and leach and stockpile inventory changes. As of December 31, 2014, proven and probable gold reserves were calculated using a gold price assumption of $ 1,300 per ounce.

As of December 31, 2014, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, which were unchanged from the 2013 gold and copper reserves.

Transportation and Refining

The doré bars produced by Yanacocha are transported to refineries outside of Peru and, as a result, Yanacocha has entered into pre-established transportation contracts. Yanacocha has engaged Hermes Transportes Blindados S.A., or Hermes, to service its local transportation requirements. Under the terms of Yanacocha’s agreement with Hermes, the risk of loss with respect to the doré bars is assumed in its entirety by Hermes during the transportation of the doré bars from the mines to Jorge Chávez Airport in Lima. Thereafter, the responsibility for the doré bars shifts to the refiner, which has entered into a contract with an outside security firm to provide offshore transportation. The doré bars are melted, weighed and sampled in refineries abroad, which store the doré bars in strong-room vaults and assume responsibility there for the doré bars. Yanacocha pays a predetermined fee for the refining service. The final output from refineries, known as London Good Delivery gold and silver, is credited to Yanacocha’s London bullion accounts until transferred to purchasers.

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

Employees

As of December 31, 2014, Yanacocha had 2,043 employees. The compensation granted by Yanacocha to its employees includes a base salary and other non-cash benefits such as a health program and life insurance. Additionally, according to the profit sharing plan required by Peruvian labor laws, Yanacocha employees have the right to receive 8% of Yanacocha’s annual profits before taxes. Fifty percent of these profits must be distributed in proportion to the number of days each employee worked during the previous year, and the remaining 50% of such profits must be distributed according to each employee’s total annual salary.

Yanacocha has agreements with independent contractors that are responsible for the security services and staffing for the execution of the Company’s projects in compliance with applicable legal regulations. As of December 31, 2014, independent contractors had hired 4,683 persons who were working in the Company’s operations, including the Conga Project.

In 2004, Yanacocha entered into its first collective bargaining agreement with a union representing certain of its employees, which was created on December 9, 2003. In 2012, a new union was established. During 2013, direct collective bargaining agreements were signed with both unions for a three year period (2013-2016). The Labor Relations Department meets with union leaders on a monthly basis to address various subjects and concerns in order to promote the creation of a productive and harmonious work environment. The parties resolve their differences through open and transparent talks.

As part of the strengthening of relations and communication with its employees, Yanacocha’s upper management held around 20 face-to-face meetings with important Yanacocha stake-holders, where they had the opportunity to listen to the business plans and operating results of Yanacocha, as well as to raise any concerns or suggestions.

During 2014, key development programs have been implemented in order to increase technical, leadership and management skills at all levels of Yanacocha’s employee population. The total number of training hours in 2014 was 221,131. The training programs included the LEADERS Program for 988 individual collaborators and first line supervisors. 176 employees participated in “Yanacocha University”, 103 participants in the Developmental Program for Front-Line Supervisors and 35 managers and superintendents attended the “Leading for Results Program”.

Social Development

Since its creation, Yanacocha has focused on its relationship with the community and actively participating in its development. Since 1993, Yanacocha has invested US$434 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, business promotion programs, local tourism programs and agricultural assistance programs.

Despite significant social investment, in recent years Yanacocha has experienced several conflicts that in some cases have affected the normal course of its operations. As a result of these conflicts, Yanacocha has increased its efforts to listen to and address the concerns and expectations of the local population.

To this end, in 2014 Yanacocha began implementing the legitimacy approach in its community engagement with a special emphasis on the following aspects: respect for Cajamarca, transparency and credibility, responsibility for water and environmental care and being a partner for development. Yanacocha believes this new engagement approach has been recognized by the community as a sign of positive change in Yanacocha.

During 2014, Yanacocha invested a total of US$8.66 million on social matters, US$6.35 million of which (including Conga Project and the Association Los Andes of Cajamarca - ALAC) were invested mainly in farming activities, the promotion of community capabilities, education and public infrastructure. Additionally, Yanacocha invested US$2.31 million in the mitigation of mining’s social impacts in its areas of operation and implemented agricultural and livestock projects, irrigation infrastructure, social development projects and the fulfillment of pending commitments with surrounding communities.

In addition, in 2014 Yanacocha invested US$4.83 million in contributions for social investment through the Cajamarca Mining Solidarity Fund. Also, Yanacocha has invested US$1.15 million on maintenance of the Kuntur Wasi road.

During 2015 Yanacocha will be focused on further improving its relationship with local communities and maximizing the value and recognition of its social investment in order to ensure the viability and legitimacy of its activities.

Security

Yanacocha has 32 security employees on its payroll, including five employees responsible for the security of the region as a whole.  In addition, Yanacocha has a contracted security force of over 207 persons assigned to rotating shifts at its mines, its Lima offices, the city of Cajamarca, checkpoints along the road to the coast of Peru and residential areas in Cajamarca. The Conga project has a total of 59 contracted security personnel responsible for patrolling and providing security to the project in rotating shifts.

None of Yanacocha’s employees, properties or headquarters was the target of terrorist incidents during 2014.

Mining and Processing Concessions

Yanacocha believes that the mining concessions assigned to it are in full force and effect under applicable Peruvian laws and that it is in compliance with all material terms and requirements applicable to these mining concessions. To the best of its knowledge, Yanacocha is not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination of any of its concessions, except that Yanacocha and Chaupiloma may, from time to time, remake, cancel, terminate or allow to lapse mining concessions assigned to Yanacocha that are not material to the conduct of Yanacocha’s business.

 Yanacocha has been actively pursuing the acquisition of the land surface rights or obtaining easements relating to land positions containing prospective geological exploration target sites, deposits that can be developed in the future or areas that would be considered for plant or facility sites. To date, Yanacocha has acquired all the surface rights with respect to  24,685.32  hectares of the surface land covering its Carachugo, Chaquicocha, Maqui Maqui, Haussing, Laboratorio, Línea de Alta Tensión, Presas, Sorpresa Mishacocha, San José, Cerro Yanacocha, Las Lagunas, the Conga project, China Linda, Amaro, Chasu, Solitario, La Carpa, Canjes and La Quinua (which includes the Cerro Negro deposit) mining operations, and a majority of the Cerro Quilish deposit and Calera China Linda.

In addition, as of December 31, 2014, Yanacocha had acquired  24,685.32  hectares, including  5,800.88  hectares of surface rights with respect to the Conga deposit, 3,588.25  hectares for Carachugo/San José/Chaquicocha, 2,153.84  hectares for Yanacocha and  1,649.94  hectares for Quilish. See “Yanacocha – A. History and Development of the Company.”

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

The improved permit application processing times by most of the regulatory authorities observed since the third quarter of 2013 continued into 2014. A total of 24 permits of different types were approved at Yanacocha. The approvals of greatest significance in 2014 were the EIS modifications for expansion of the Maqui Maqui pit and waste rock facility on the eastern side of the mining operations (SYE IV) and the Yanacocha and Tapado Oeste laybacks on the west side (SYO III). Approval of the exploration EIS-d permit for the Colorado area was obtained in 2014.

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

As a result of the Environmental Quality Standards promulgated in 2008, Yanacocha will be required to substantially expand its existing water treatment capabilities. Efforts to identify appropriate technologies have been on-going since 2010 in order to comply with the new standards within the legal timeframe. The EIS for the water treatment project was approved in July 2014, but no time extension was provided at that time by MEM. Yanacocha continues working with the Sociedad Nacional de Minería, Petróleo y Energía (SNMPE), MEM, MINAM, and others to extend the deadline beyond December 2015 and adopt more reasonable standards that are still protective of human health and the environment.

During 2005, Yanacocha became a signatory to the International Cyanide Management Code, which provides specific and strict standards on how to manage cyanide. The required audit process was completed in September 2007 and certification under the International Cyanide Management Code occurred during April 2008. In 2011, Yanacocha commissioned and successfully completed recertification audits to maintain International Cyanide Code Certification. Another Cyanide Code recertification audit was conducted in 2014 and it is anticipated that Yanacocha will be determined to again be in full compliance when the audit is published by the International Cyanide Management Institute in 2015. The Yanacocha environmental laboratory was recertified under ISO 17025 in 2014.

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety. For the year ended December 31, 2014, Yanacocha experienced five lost time injuries, the same number of lost time injuries it experienced in 2013.

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

Legal Proceedings

For a discussion of legal proceedings, see Note 24 to the Yanacocha Financial Statements.

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

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2014, Yanacocha accrued fees of US$35.9 million owed to Newmont Peru and its affiliates under the Management Contract.

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

D. Property, Plants and Equipment

Our Properties

Introduction

We currently have five wholly-owned operating mines (Orcopampa, Uchucchacua, Julcani, Mallay and Breapampa) and controlling interests in two mining companies which operate the Colquijirca-Marcapunta and La Zanja mines. We also own an electric power transmission company, an energy generation company, a chemical processing company, an engineering services consulting company and an insurance brokerage company. We also have non-controlling interests in Yanacocha, Cerro Verde and Tantahuatay mines. See “—Buenaventura—C. Organizational Structure” and “Intermediate Holding Companies, Subsidiaries and Equity Participations.” Set forth below is a map of our principal mining operations.

Directly Operated Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by us. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires a payment from us equal to 10 percent of production value, subject to certain conditions. Operations started in the Orcopampa mine in 1965. In 2014, we made lease payments of US$21.7million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

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

Mining at Orcopampa is conducted underground using the mechanized cut-and-fill method. Mine ore is processed by the Carbon in Leach method in a plant located in Orcopampa, which was also outfitted for the treatment of old tailings. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and rivers.

In 2014, geological exploration activities were focused on the Lucía – Julissa veins system in the Prometida mine and on the Nazareno veins system, which includes Nazareno Este and Pukará Sur.

As of December 31, 2014, proven and probable ore reserves were 631,097 tons, with 54.31 grams per ton of silver and 15.82 grams per ton of gold. We have estimated NRM of 197,592 tons, with 185.16 grams per ton silver and 15.72 grams per ton gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2013		2014
Mining Operations:
Ore mined (t)		443,537		454,694
Average gold grade (g/t)		15.04		14.15
Average silver grade (g/t)		25.66		56.26
Production:
Gold (oz)		224,671		203,226
Silver (oz)		519,728		430,494
Recovery rate (gold) (%)		96.8		97.72
Recovery rate (silver) (%)		52.6		51.44
Cost applicable to sales per oz. of gold(2)	US$	799	US$	768
Cost applicable to sales per oz. of silver(2)	US$	12.97	US$	11.17

(1)	Incorporates losses for mining dilution and recovery.
(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, respectively, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Uchucchacua

The Uchucchacua mine is wholly-owned and operated by us. Operations began in 1975, and Uchucchacua is currently our largest producer of silver. Uchucchacua is located in the province of Oyón, department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level.

Uchucchacua’s mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver mineralization.

Mining at Uchucchacua is conducted underground utilizing cut-and-fill stopping, shrinkage stopping, and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 3,800 tons per day and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate. Electric power is obtained from the Peruvian national electricity grid, a hydroelectric plant and a diesel generator. We utilize a power line connecting Uchucchacua to the Peruvian national electricity grid and have electrical distribution facilities within the Uchucchacua mine. Water for operations at Uchucchacua is obtained from three lakes.

In December 2013, we completed construction of manganese sulfate plant Rio Seco, located 102 kilometers north of Lima. In January 2014, operations began with the treatment of manganese – silver concentrates from the Uchucchacua mine. During 2014, 25,398 tons were treated, with 197.3 ounces per ton of silver, 13.17 percent lead, 19.28 percent manganese, and following treatment 17,574 tons were obtained, with 289.4 ounces per ton of silver, 16.9 percent lead and 3.23 percent manganese. This process also allowed for the production of 10,970 tons of sulfuric acid of 98.0 percent purity and 3,404 tons of commercial grade manganese sulfate monohydrate.

In 2014, explorations were focused on the Socorro and Huantajalla mines. The Casualidad and Carmen mines were also explored in 2014. In 2015, we plan to increase exploration in these four mines.

At December 31, 2014, proven and probable ore reserves were 4,171,605 tons, with 493.83 grams per ton of silver, 1.17 percent lead and 1.59 percent zinc. Total NRM was 3,492,555 tons, with 490.54 grams per ton of silver, 1.47 percent lead and 1.83 percent zinc.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2013		2014
Mining Operations:
Ore mined (t)		1,001,102		1,013,633
Average silver grade (g/t)		441.40		452.87
Average zinc grade (%)		1.24		1.04
Average lead grade (%)		0.92		0.81
Production:
Silver (oz)		11,444,751		12,055,570
Zinc (t)		8,146		6,349
Lead (t)		8,363		7,605
Recovery rate (silver) (%)		80.62		81.67
Cost applicable to sales per oz. of silver(2)	US$	16.48	US$	16.22
Cost applicable to sales per ton of zinc(2)	US$	1,418	US$	2,464
Cost applicable to sales per ton of lead(2)	US$	1,586	US$	1,830

(1)	Incorporates losses for mining dilution and recovery.
(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of zinc or ton of lead consists of cost applicable to sales for silver, zinc or lead sold, respectively, divided by the volume of silver, zinc or lead produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

Ore is processed by bulk flotation in order to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 450 tons per day.

Electric power is generated by three hydroelectric plants, Huapa, Tucsipampa and El Ingenio. We are also connected to the Peruvian national electricity grid. Water for operations in Julcani is obtained from mine drainage, a stream and a small lagoon.

During 2014, we focused our exploration activities on the main mineralized structures of the Acchilla and Estela mines. In 2014, we plan to continue exploration activities at the main veins of the Acchilla and Estela mines, whereby we expect to explore approximately about 60 meters below the current level in each mine.

At December 31, 2014, total proven and probable ore reserves were 310,095 tons, with 631.42 grams per ton of silver, 0.48 grams per ton of gold, 2.17 percent lead and 0.52 percent copper. Total estimated NRM was 223,317 tons, with 641.87 grams per ton of silver, 0.26 grams per ton of gold, 2.01 percent lead and 0.37 percent copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2013(2)(3)		2014(2)(3)
Mining Operations:
Ore mined (t)		148,683		167,750
Average gold grade (g/t)		0.58		0.25
Average silver grade (g/t)		604.11		600.97
Average lead grade (%)		1.72		1.69
Average copper grade (%)		0.27		0.18
Production:
Gold (oz)		1,032		414
Silver (oz)		2,711,996		3,084,347
Lead (t)		2,314		2,619
Copper (t)		375		275
Recovery rate (silver) (%)		93.90		95.16
Cost applicable to sales per oz. of gold(4)	US$	804	US$	603
Cost applicable to sales per oz. of silver(4)	US$	12.70	US$	14.14
Cost applicable to sales per ton of lead(4)	US$	1,220	US$	1,603
Cost applicable to sales per ton of copper(4)	US$	4,103	US$	5,195

(1)	Incorporates losses for mining dilution and recovery.
(2)	Incorporates total Acchilla and Estela mine production.
(3)	Reflects total recovery percentage of Acchilla and Estela ore.

(4)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, respectively, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Mallay

The Mallay mine is wholly-owned and operated by us and is located 21 kilometers southwest of the Uchucchacua mine in the district of Mallay, province of Oyón, department of Lima. Mallay is considered an epithermal deposit of silver, lead, zinc and gold. We have recognized the following main ore structures: Isguiz body-vein (silver, lead, zinc), Pierina (gold vein), María (silver vein) and Fortuna (skarn type lead, zinc, silver).

During 2014, we have continued geological exploration with diamond drilling and tunnels, mainly focused on the Isguiz body-vein, the María-Dana system silver veins and Jasmin in the Jumasha limestone zone. In 2015, we plan to construct exploration tunnels and conduct diamond drilling on the same mineralized structures, but reaching new levels and increasing exploration activities on the Jumasha limestone.

As of December 31, 2014, proven and probable ore reserves were 121,838 tons, with 419.17 grams per ton of silver, 1.09 grams per ton of gold, 6.95 percent lead and 7.68 percent zinc. NRM were 104,640 tons, with 402.79 grams per ton of silver, 1.74 grams per ton of gold, 6.01 percent lead and 6.91 percent zinc.

Set forth below are certain unaudited operating data for the Mallay mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31, (1)(2)
	2013		2014
Mining Operations:
Ore mined (t)		161,567		148,058
Average silver grade (g/t)		268.69		272.77
Average lead grade (%)		5.09		5.80
Average zinc grade (%)		6.68		7.79
Production:
Silver (oz)		1,279,972		1,216,064
Lead (t)		6,979		7,513
Zinc (t)		8,973		9,893
Recovery rate (silver) (%)		91.74		93.68
Cost applicable to sales per oz. of silver(3)	US$	17.78	US$	13.76
Cost applicable to sales per ton of lead(3)	US$	1,707	US$	1,547
Cost applicable to sales per ton of zinc(3)	US$	1,527	US$	1,855

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at Mallay mine
(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of lead or ton of zinc consists of cost applicable to sales for silver, lead or zinc sold, respectively, divided by the volume of silver, lead or zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

During the productive period of Breacampa in 2014, we performed diamond drilling to update ore distribution at Parccaorcco and define the gold ore within the colluvial deposit close to the Parccaorcco open pit, where we recognized disseminated gold that is part of current reserves.

We halted mining at Breacampa in November, 2014. However, we will continue recovering gold from the leach pads during 2015 and 2016, which generate annual revenues. Moreover, we will continue exploring in this mine.

Proven and probable ore reserves at December 31, 2014 were 519,539 tons, with 0.44 grams per ton of gold and 17.16 grams per ton of silver. Additionally, Breapampa has 11,374 ounces of gold and 89,815 ounces of silver of stock in the leaching PADS. Total NRM in oxides were 2,184,069 tons, with 0.56 grams per ton of gold and 4.35 grams per ton of silver.

Set forth below are certain unaudited operating data for the Breapampa mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2013		2014(2)
Mining Operations:
Ore mined (t)		2,101,031		2,264,111
Average gold grade (g/t)		1.19		1.54
Average silver grade (g/t)		34.64		35.02
Production:
Gold (oz)		81,882		74,807
Silver (oz)		356,775		369,032
Cost applicable to sales per oz. of silver(3)	US$	10.00	US$	6.56
Cost applicable to sales per oz. of gold(3)	US$	616	US$	452

(1)	Incorporates losses for mining dilution and recovery and reflects operations through November 2014.
(2)	Data reflect mining operations at Parccaorcco and its Colluvial deposit.
(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, respectively, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

Mining operations are conducted through the open-pit method, the plant utilizes a carbon-in-column circuit as well as a Merrill Crowe circuit to recover gold from heap leach operations. The gold laden carbon is then transported to Yanacocha to continue processing into doré bars.

In 2013, we completed the construction of the road to Pampa Verde, which allowed us to begin open pit mining in February 2014, coinciding with the launching of the Merrill Crowe plant.

During 2014, we began tunneling and diamond drilling exploration on the 3,400 level of the Alejandra underground project. We also have continued exploring with diamond drilling in other areas around San Pedro Sur, Pampa Verde and Alejandra, such as Cocán, Emperatriz, Campana, Totora and Diablo Rojo.

Total proven and probable ore reserves at December 31, 2014 were 9,917,391 tons, with 0.72 grams per ton of gold and 4.26 grams per ton of silver. Total NRM of La Zanja was 13,148,842 tons, with 1.11 grams per ton of gold and 6.98 grams per ton of silver, included San Pedro Sur, Pampa Verde and Alejandra. Total NRM for Alejandra were 295,483 tons, with 20.15 grams per ton of gold and 124.10 grams per ton of silver.

Set forth below are certain unaudited operating data for La Zanja, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,
	2013		2014
Mining Operations:
Ore treated (t)		9,038,561		7,501,654
Average gold grade (g/t)		0.73		0.84
Average silver grade (g/t)		12.69		8.71
Production:
Gold (oz)		137,396		143,573
Silver (oz)		391,832		422,395
Cost applicable to sales per oz. of gold(1)	US$	647	US$	574
Cost applicable to sales per oz. of silver(1)	US$	10.51	US$	8.43

(1)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, respectively, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tantahuatay

Tantahuatay is a gold-copper mine located in the district and province of Hualgayoc, department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. The Tantahuatay mine is operated by us and wholly-owned by Cia Minera Coimolache S.A., in which we hold a 40.10 percent equity interest.

Geologically, the Tantahuatay deposits are located at diatremes, or volcanic necks, in a sequence volcano-magmatic hydrothermal predominant, linked to the regional mineralized sector north of Peru.

Tantahuatay consists of five areas of Au-Ag mineralization, contained in material of supergenic oxidation (Mirador Norte, Mirador Sur, Cienaga Norte, Cienaga Sur and Tantahuatay). We have also discovered that below the oxides level of the Cerro Tantahuatay area, there is a significant source of Cu-Au-Ag in pyrite-enargite ore (sulphides), which is present as disseminations and fracture fillings associated with advanced argillic alteration and multiphase breccia bodies.

During 2014, we performed diamond drilling to update the geology block model for reserves values of the Tantahuatay and Ciénaga Norte open pits, and to explore the ore deposits of Mirador Sur, Mirador Norte, and Ciénaga Norte in order to increase mineral resources.

Total proven and probable ore reserves at December 31, 2014 were 57,330,452 tons, with 0.46 grams per ton of gold and 10.58 grams per ton of silver. Total oxide NRM were 58,433,075 tons, with 0.36 grams per ton of gold and 2.87 grams per ton of silver. Total NRM in sulfides were 149,727,000 tons, with 0.28 grams per ton of gold, 4.35 grams per ton of silver and 0.72 percent copper.

Set forth below are certain unaudited operating data for the Tantahuatay mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)(2)
	2013		2014
Mining Operations:
Ore treated (t)		6,949,742		9,854,334
Average gold grade (g/t)		0.75		0.57
Average silver grade (g/t)		14.49		11.08
Production:
Gold (oz)		142,667		143,643
Silver (oz)		684,022		754,357
Cost applicable to sales per oz. of gold(3)	US$	543	US$	455
Cost applicable to sales per oz. of silver(3)	US$	9.18	US$	6.71

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at the Tantahuatay 2 deposit only.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, respectively, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Colquijirca and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly-owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 54.07 percent at December 31, 2014.

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

Mining at Colquijirca is conducted through the open-pit method from which zinc and lead concentrates are produced. El Brocal’s zinc concentrate typically contains 50 percent zinc, while its lead concentrate contains 50 percent lead. Mining at Marcapunta Norte is conducted through the sublevel stopping method, from which copper concentrates are produced. El Brocal’s copper concentrates typically contains 25 percent copper, 4 percent silver and 8 percent arsenic.

The Huaraucaca concentrator plant processes ore from both mines. In 2014, average treated ore at the plant reached up to 9,440 tons per day. The Colquijirca mine primarily relies on a power line connected to the Peruvian national electricity grid.

El Brocal has conducted an exploration program at the Marcapunta deposit to confirm mineralization and find possible extensions, as well as to increase reserves at the Colquijirca and Marcapunta Norte mines. This program was discontinued in 2014. At the end of 2014, El Brocal obtained approval for its EIS relating to a diamond drilling program at the Marcapunta deposit.

In 2014, we invested US$64.0 million to expand the project and have invested a total of US$526.0 million since 2008. The construction of the expansion project operations finished during the third quarter of 2014 and, as a result, we expect production to increase from 10,000 tpd to 18,000 tpd by the middle of 2015. In 2014, exploration was halted in prospective areas such as San Gregorio, Marcapunta Oeste and other areas in order to focus efforts on ramping up the crushing, milling and flotation processes, as well as construction of the Huachuacaja tailings facility, which were finished during the third quarter of 2014.

Total proven and probable reserves of Colquijirca as of December 31, 2014 were 43,621,946 tons, with 27.99 grams of silver per ton, 2.53 percent of zinc and 0.86 percent of lead. Total proven and probable reserves of Marcapunta Norte as of December 31, 2014 were 21,990,603 tons with 17.00 grams of silver per ton, 0.39 grams of gold per ton and 2.26 percent copper. Total NRM as of December 31, 2014 for Colquijirca was 26,563,360 tons, with 0.45 ounces per ton of silver, 1.65 percent zinc and 0.47 percent lead. Total NRM for Marcapunta Norte was 33,200,443 tons, with 19.00 grams per ton of silver, 0.43 grams per ton of gold and 1.56 percent copper.

Set forth below are certain unaudited operating data for the Colquijirca mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2013		2014
Mining Operations:
Ore mined (t)		1,268,781		481,589
Average silver grade (oz./t)		1.41		1.92
Average zinc grade (%)		2.96		3.12
Average lead grade (%)		1.22		1.20
Production:
Silver (oz.)		1,186,022		603,342
Zinc (t)		24,219		10,126
Lead (t)		9,036		3,459
Recovery rate (silver) (%)		66.00		64.30
Recovery rate (zinc) (%)		64.19		67.06
Recovery rate (lead) (%)		58.23		56.42
Cost applicable to sales per ton of mine(2)	US$	1,415	US$	1,369

(1)	Incorporates losses for mining dilution and recovery.
(2)	Represents cost applicable to sales per ton of zinc for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of zinc consists of cost applicable to sales for zinc divided by the volume of zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine, calculated on the basis of 100 percent of the mine’s production.

	Year Ended December 31,(1)
	2013		2014(2)
Mining Operations:
Ore mined (t)		1,880,690		2,773,738
Average silver grade (oz./t)		0.54		0.84
Average gold grade (gr/t)		0.35		0.31
Average copper grade (%)		1.68		1.71
Production:
Silver (oz.)		603,108		1,463,872
Gold (oz)		9,207		14,134
Copper (t)		27,469		43,282
Recovery rate (silver) in copper (%)		59.79		62.36
Recovery rate (gold) in copper (%)		44.02		56.50
Recovery rate copper (%)		86.09		86.23
Cost applicable to sales per ton of mine(2)	US$	5,490	US$	5,096

(1)	Incorporates losses for mining dilution and recovery.
(2)	In addition to the production indicated in this table, El Brocal produced 434,625 ounces of silver and 5,804 tons of copper derived from Type II minerals in 2014.
(3)	Represents cost applicable to sales per ton of copper for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of copper consists of cost applicable to sales for copper divided by the volume of copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects–Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Reserves

We calculate our ore reserves by methods generally applied within the mining industry and in accordance with SEC Industry Guide 7. All mineral reserves are estimates of proven and probable ore quantities that under present conditions may be economically mined and processed.

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

As of December 31, 2014, our total proven and probable reserves, including our equity share in the proven and probable reserves of El Brocal (54.07%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (43.65%), were estimated to be 8.85 million ounces of gold representing a 2.5% decrease compared to our total proven and probable reserves as of December 31, 2013, which were estimated to be 9.08 million ounces of gold.

As of December 31, 2014, our total proven and probable reserves, including our equity share in El Brocal (54.07%), La Zanja (53.06%), Coimolache (Tantahuatay) (40.10%) and Yanacocha (43.65%), were estimated to be 168.10 million ounces of silver, representing a 1.3% increase over our total proven and probable reserves as of December 31, 2013, which were estimated to be 166.02 million ounces of silver.

The following table lists the proven and probable ore reserves, as of December 31, 2014, for each of our consolidated mining operations and the Tantahuatay mine, in which we have a 40.10 percent equity interest, La Zanja mine, in which we have a 53.06 percent equity interest, and Colquijirca & Marcapunta (El Brocal), in which we have a 54.07 percent equity interest.

Proven Ore Reserves at December 31, 2014 (1) (2) (3)

	Orcopampa(4)	Uchucchacua(5)	Julcani (6)	Mallay(7)	Tambomayo(8)	Breapampa(9)	La Zanja(10)	Tantahuatay(11)	Colquijirca(12)(13)	Marcapunta(12)(14)	Total/ Average
Ore Reserves (t)	416,950	2,370,705	207,568	76,962	625,855	519,539	2,898,541	57,330,452	43,621,946	5,919,948	113,988,466
Grade:
Gold (g/t)	15.55	–	0.50	1.187	8.37	0.45	0.73	0.46	–	0.41	0.38
Silver (g/t)	38.17	485.50	624.03	425.37	359.28	17.18	4.39	10.58	27.99	18.35	30.81
Copper (%)	–	–	0.53	–	–	–	–	–	–	2.37	0.12
Zinc (%)	–	1.50	–	7.35	2.37	–	–	–	2.53	–	1.02
Lead (%)	–	1.10	2.19	7.40	1.59	–	–	–	0.86	–	0.37
Content:
Gold (oz)	208,509	–	3,346	2,938	168,459	7,515	67,768	840,365	–	78,036	1,376,935
Silver (oz)	511,692	37,005,056	4,164,439	1,052,526	7,229,321	286,981	408,898	19,504,755	39,259,751	3,492,769	112,916,187
Copper (t)	–	–	1,096	–	–	–	–	–	–	140,303	421,037
Zinc (t)	–	35,561	–	5,660	14,841	–	–	–	1,103,635	–	1,159,696
Lead (t)	–	25,704	4,535	5,695	9,954	–	–	–	375,149	–	141,398

Probable Ore Reserves at December 31, 2014(1) (2) (3)

	Orcopampa(4)	Uchucchacua(5)	Julcani (6)	Mallay(7)	Tambomayo(8)	Breapampa(9)	La Zanja(10)	Tantahuatay(11)	Colquijirca(12)(13)	Marcapunta(12)(14)	Total/ Average
Ore Reserves (t)	214,147	1,800,900	102,527	44,876	251,283	00	7,018,849	00	00	16,070,655	25,503,237
Grade:
Gold (g/t)	16.34	–	0.44	0.918	10.18	0.00	0.69	0.00		0.39	0.68
Silver (g/t)	85.71	504.48	646.37	408.55	269.05	0.00	4.20	0.00	0.00	18.97	55.42
Copper (%)	–	–	0.51	–	–	–	–	–	–	2.22	1.40
Zinc (%)	–	1.51	–	8.24	2.68	–	–	–	0.00	–	0.15
Lead (%)	–	1.15	2.14	6.18	2.01	–	–	–	0.00	–	0.12
Content:
Gold (oz)	112,508	–	1,447	1,324	82,245	00	155,588	00	–	200,990	554,102
Silver (oz)	590,136	29,209,488	2,130,634	589,454	2,173,598	00	948,368	00	00	9,803,100	45,444,779
Copper (t)	–	–	518		–	–	–	–	–	356,769	357,286
Zinc (t)	–	27,260	–	3,697	6,737	–	–	–	00	–	37,694
Lead (t)	–	20,620	2,189	2,773	5,046	–	–	–	00	–	30,628

(1)	Geominería S.A.C., an independent consultant company, audits the process used to estimate proven and probable ore reserves in our wholly-owned mines, as of December 31, 2014. MINTEC Inc., an independent consultant, audits the process used for reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal as of December 31, 2014.
(2)	Geominería S.A.C., an independent consultant company, audits the process used to estimate proven and probable ore reserves in our wholly-owned mines, at December 31, 2014. MINTEC Inc., an independent consultant, is auditor in the process used for reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal at December 31, 2014.
(3)	For the year ended December 31, 2014, reserves for our wholly-owned and operated mines by us (which include all of the mines listed above other than Tantahuatay and La Zanja) were calculated using the following prices: US$1,250 per ounce of gold, US$20 per ounce of silver, US$2,200 per metric ton of zinc, US$2,100 per metric ton of lead and US$6,630 per metric ton of copper.
(4)	The metallurgical recovery factors that impacted the calculated reserves for Orcopampa at December 31, 2014 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and ore grade lower than estimated or expected.
(5)	The metallurgical recovery factors that impacted the calculated reserves for Uchucchacua at December 31, 2014 were the complexity of the ore, the variation of head ore grades and the high manganese content.
(6)	The metallurgical recovery factors that impacted the calculated reserves for Julcani at December 31, 2014 were whether the ore contained iron sulfide (Pyrite) higher than 8% and the quality of water.

(7)	The metallurgical recovery factors that impacted the calculated reserves for Mallay at December 31, 2014 were the high variation in ore grade and the variation in the hardness of the host rocks.
(8)	The metallurgical recovery factors that impacted the calculated reserves for Tambomayo at December 31, 2014 were the complex process to treat polymetallic ore and the variation in the hardness of the host rocks.
(9)	The metallurgical recovery factors that impacted the calculated reserves for Breapampa at December 31, 2013 were the clay content in ore higher than 10% and the iron sulfide (Pyrite) content in ore higher than 3%.
(10)	The reserves shown for La Zanja, in which we owned a 53.06% of equity interest at December 31, 2014, are the total reserves of the mine and do not indicate our equity share. They were calculated using the following metal prices: US$1,250 per ounce of gold and US$20 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves were when the clay content in ore being higher than 10% and the copper presence in the ore.
(11)	The reserves shown for Tantahuatay, in which we own a 40.10% of equity interest at December 31, 2014, are the total reserves for the mine and do not indicate our equity share. They were calculated using the following prices: US$1,250 per ounce of gold and US$20 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves were when the clay content in ore being higher than 10% and the iron sulfide (Pyrite) content in ore being higher than 3%.
(12)	El Brocal, in which we own 54.07% controlling equity interest at December 31, 2014, owns the Colquijirca and Marcapunta mines. The reserves shown for Colquijirca and Marcapunta are the total reserves of the mines and do not indicate our shareholdings.
(13)	The metallurgical recovery factors that impacted the calculated reserves for Colquijirca at December 31, 2014 were the high content of clay, and soluble salts in the ore.
(14)	The metallurgical recovery factors that impacted the calculated reserves for Marcapunta at December 31, 2014 were the high content of arsenic in the ore and the hardness of the host rocks.

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha—Business Overview” and “—Description of Yanacocha’s Operations.”

Carachugo – Chaquicocha

Chaquicocha Sur is an 85-hectare gold deposit (ultimate pit) which lies in the east-central part of the Yanacocha district, approximately one kilometer southeast of the mined out Carachugo deposit and 300 meters south of the Chaquicocha Norte pit. Mining at this deposit is expected to be completed by late 2015.

Carachugo is a 90-hectare gold deposit with a leach pad that covers approximately 306 hectares.  Carachugo, Yanacocha’s first mine, commenced operations in August 1993.  Mining was conducted by the open-pit method.  The Carachugo open-pit mine ceased mining operations in 2004, although one ore processing facility remains in operation.

Maqui Maqui

Maqui Maqui is a 75-hectare gold deposit with a leach pad covering 67 hectares, located five kilometers northeast of the Carachugo pit.  Mining operations at Maqui Maqui began in October 1994 and used the open-pit mining method.  Although mining operations at Maqui Maqui ceased in September 2000, gold recovery from the leach pad continues.  The Maqui Maqui East expansion commenced operations in 2010 and will continue until the end of 2015.

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

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 310 hectares.  The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit.  Operations began in the fourth quarter of 1997 using the open-pit mining method.  Cerro Yanacocha includes a carbon column gold recovery plant and a Merrill-Crowe-type ore processing facility.  Cerro Yanacocha temporarily ceased operations in October 2010 and expects to reopen in 2016.

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

Mining operations in Tapado Oeste is expected to be completed by the end of 2015, while the construction of the Tapado Oeste layback was approved in early 2015. The Tapado Oeste layback is expected to begin mining operations in the second quarter of 2015.

Western Oxides

The Western Oxides are comprised of the Cerro Negro Oeste and La Quinua Sur open-pit mines.  Cerro Negro Oeste, a 40-hectare gold deposit, is located 6.5 kilometers southwest of the La Quinua pit.  This pit utilizes the La Quinua leach pad as its ore facility.  La Quinua Sur, a 110-hectare gold deposit, is located south of the Tapado Oeste pit and is completely covered by La Quinua gravel.  Mining activities started in Cerro Negro West in 2010 and will be finished by 2016. La Quinua Sur commenced mining activities in May 2014 and is scheduled to cease operations in 2018.  The ore mined from this pit will be processed at the La Quinua leach pad.

Eastern Oxides

The Eastern Oxides consist of the Marleny open-pit mine.  The Marleny pit, an 8-hectare deposit, is located to the west of the Carachugo backfill.  Marleny started mining operations in May 2013 and ceased operations in April 2014.

Carachugo Alto

The Carachugo Alto pit, a 9-hectare deposit, is located to the east of the Carachugo backfill.  Carachugo Alto commenced mining operations in July 2010, and its second phase was completed in October 2013.

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

The following table lists proven and probable reserves and the average grade of ore as of December 31, 2014 for Yanacocha and the Conga project. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$1,300 per ounce and a copper price of US$3.00 per pound as of December 31, 2014. The proven and probable reserves presented below represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the districts of Yanacocha’s and the Conga project’s proven and probable reserves are calculated prior to any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2014ǂ
	Tonnage (thousands of DST)	Average Gold Grade (oz./DST)	Ounces Contained (thousands of ounces)
Maqui Maqui	1,853	0.039	72.9
Chaquicocha	2,502	0.028	68.9
Yanacocha	2,587	0.058	150.5
Yanacocha Layback	49,231	0.012	567.3
La Quinua Sur	58,718	0.013	775.9
Tapado Oeste (Corimayo)	10,215	0.047	475.8
Tapado Oeste Layback	27,699	0.034	953.4
Cerro Negro	17,908	0.016	289.9
Transition Stockpile	5,295	0.027	144.7
Deep Transitional Stockpile	9,034	0.064	580.9
Gold Mill Stockpile	2,613	0.096	251.8
Maqui Maqui Leach Pad	624	0.045	28.0
Carachugo Leach Pad	2,548	0.018	44.6
La Quinua Leach Pad	21,829	0.021	449.0
Subtotal Yanacocha	212,656	0.023	4,853.8
Conga*	590,855	0.021	12,582
Total	803,511	0.022	17,435.8

*	The Conga project´s proven and probable reserves as of December 31, 2014 include 0.6 billion DMT of 0.28 percent grade copper.
ǂ	Proven and probable reserves, as of December 31, 2014, were calculated using a gold price assumption of $1,300 per ounce.

As of December 31, 2014, Yanacocha’s total proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 4.9 million ounces of gold, a 17 percent decrease from Yanacocha’s proven and probable reserves as of December 31, 2013, which were estimated to be 5.7 million ounces of gold.  The decrease in reserves of gold was mainly due to mine depletion, revised pit designs, conversion from resources to reserves, updated block models and leaches and stockpile inventory changes.

As of December 31, 2014, the Conga project’s proven and probable reserves were estimated to be 12.6 million ounces of gold and 3.3 billion pounds of copper, unchanged from the gold and copper reserves as of December 31, 2013.

As of December 31, 2014, Yanacocha’s total proven and probable reserves (including the Conga project) were estimated to be 17.5 million ounces of gold, representing a 5 percent decrease over Yanacocha’s total proven and probable reserves as of December 31, 2013, which were estimated to be 18.3 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.3 billion pounds as of December 31, 2014 the same as reported as of December 31, 2013.

Based on the current recovery rate and estimated gold production levels in 2014, Yanacocha’s proven and probable reserves as of December 31, 2014 will be depleted by 2020 unless Yanacocha continues to add to its reserves. Yanacocha’s management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65 percent partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.58 percent equity interest.

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 and the related notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our financial statements in U.S. Dollars.

A.	Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include: (i) the Julcani, Mallay, Breapampa, Uchucchacua, Orcopampa, mining units; (ii) the Colquijirca, Marcapunta, and La Zanja mines, which are owned through consolidated subsidiaries; (iii) Chaupiloma, which receives a royalty payment from Yanacocha; (iv) Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies; (v) Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies, (vi) other minor subsidiaries; and (vii) discontinued operations. We also have material equity investments in (i) Yanacocha, which is an equity investee engaged in the exploitation and commercialization of gold, (ii) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper and (iii) Coimolache, which is an equity investee engaged in the exploitation and commercialization of gold and silver. We account for these investments under the equity method.

Yanacocha. A substantial part of our net income before income tax was derived from our equity interest in Yanacocha. We have a 43.65 percent equity participation in Yanacocha, which is held through our wholly-owned subsidiary, Condesa. Our partnership interest in Yanacocha is accounted for under the equity method and is included under the caption “Investment in associates” on our consolidated statements of financial position balance sheets. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Cerro Verde. As of December 31, 2014, we had a 19.58 percent equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

Net income and net distributable income. Under Peruvian law, each company is required to establish a legal reserve equal to at least 20 percent of its paid-in capital on an unconsolidated basis. An annual contribution of at least 10 percent of net income must be made until such legal reserve equals 20 percent of paid-in capital. The legal reserve may offset losses or be capitalized. However, following any instance in which the reserve is used, Peruvian law calls for mandatory replenishment of the reserve.

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

Discontinued operations.  In 2014, the Company publicly announced its decision to sell four of its mining units: Poracota, Recuperada, Antapite and Shila-Paula.  As a consequence, these mining units are presented in the Financial Statements as mining units held for sale.  According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. The disposition of these discontinued mining units is expected to be completed by December 31, 2015 through sales to third parties.  See Notes 1(e) and 2.4(v) to the Financial Statements.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or Management, to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Management has identified the following accounting estimates and policies as critical:

•	mineral reserves and resources;

•	unit-of-production depreciation;

•	mine rehabilitation provision;

•	inventories;

•	impairment of non-financial assets;

•	taxes;

•	fair value of contingent consideration;

•	segment reporting.

Other significant accounting policies include:

•	contingencies

•	development start date

•	production start date

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

Mineral reserves and resources

Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2012 and 2013 were reviewed by an independent consultant, Algon Investment S.R.L. Algon Investment S.R.L. is in the process of reviewing the framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2014. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2012 and 2013 were reviewed by independent consultant MINTEC Inc., which is in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2014.

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

Depreciation and amortization of assets whose useful life is longer than the life of the mine are calculated on a unit-of-production basis over the economically recoverable reserves of the mine. Depreciation and amortization of assets whose useful life is shorter than the life of the mine are calculated using the straight-line method.

The units of production are measured in recoverable tons of concentrate. The unit-of-production rate for depreciation and amortization takes into account expenditures incurred to date.

Mine rehabilitation provision

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

Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of an obligation or the useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of each of the obligation and related asset.

Following our accounting treatment, as of December 31, 2014, we have recorded an accrual for mine closure costs of US$103.0 million in order to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statement.

We assess our provision for closure of mining units annually. This assessment entails significant estimates and assumptions because there are a number of factors that will affect the ultimate liability for this obligation. These factors include estimating the scope and costs of closing activities, technological changes, regulatory changes, increases in costs compared to inflation rates and changes in the discount rates. Such estimates or assumptions may result in actual expenses in the future that differ from the amounts provisioned at the time the provisions were established. The provision at the date of this report presents our best estimate of the present value of future costs for the closure of mining units.

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

During 2014, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units and as a result we recorded an impairment loss for one of our mining units (Shila-Paula), which resulted in the recognition of asset impairment amounted to US$0.8 million (recognized as operating expense). This impairment charge had no impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs. As noted above, as of December 31, 2014 and as of the date of this Form 20-F, four of our mining units (Recuperada, Poracota, Shila-Paula and Antapite) were and are held for sale.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2012, 2013 and 2014 impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following years.

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

As of December 31, 2014, 2013 and 2012, our valuation allowance related to the provision for closure of mining units, net totaled US$4.2 million, US$6.4 million, and US$5.3 million, respectively.

Fair Value of contingent consideration

The contingent consideration arising from a business combination is measured at fair value at the date of acquisition, as part of the business combination. If the contingent consideration is eligible to be recognized as a financial liability the fair value is subsequently re-measured at each date of the consolidated financial statements. Determining the fair value of the contingent consideration is based on a model of discounted future cash flows. The key assumptions take into account the likelihood of achieving each goal of financial performance as well as the discount factor.

Segment Reporting

Management has determined its operating segments based on reports that the Company’s Chief Operating Decision Maker (the “CODM”) uses for making decisions. The Company’s operations are organized into business units based on its products and services, activities and geographic locations. The broad categories of the Company’s business units are:

•	Production and sale of minerals;

•	Exploration and development activities;

•	Construction and engineering services;

•	Energy generation and transmission services;

•	Insurance brokerage;

•	Rental of mining concessions;

•	Holding of investment in shares (mainly in our associate company Minera Yanacocha S.R.L. and our subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca); and

•	Industrial activities.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Company’s consolidated financial statements. Also, the Company’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently. See Note 29 to the Financial Statements.

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

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized. See Note 27(h) to the Financial Statements.

Determining contingencies inherently involves the exercise of judgment and calculation of the estimated outcomes of future events.

Development start date

We assess the status of each exploration project of our mining units to determine when the development phase begins. One of the criteria used to evaluate the development start date is when we determine that the property can be economically developed.

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

Fair value of embedded derivative for concentrate sales

Substantially all of our concentrate sales contracts provide final pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices. We ultimately receive market prices based on prices in the specified future period, however, the accounting rules applied to these sales result in changes recorded as revenue until the specified future period. We record revenues and invoice customers at the time of shipment based on current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded in each reporting period until the date of final pricing. See Notes 20(a) and 30(b) to the Financial Statements.

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

Results of Operations for the Years Ended December 31, 2014 and 2013

Net sales. Net sales in mining decreased by six percent, from US$1,215.4 million in 2013 to US$1,138.9 million in 2014. The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2013 and 2014, as well as the variation in such average realized prices and volumes recorded for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Average Realized Price	Year ended December 31,
	2013	2014	Variation*
Gold (US$/oz.)	1,392.18	1,263.32	(9.26)%
Silver (US$/oz.)	22.33	18.65	(16.48)%
Lead (US$/t)	2,104.63	2,106.87	0.11%
Zinc (US$/t)	1,869.22	2,243.76	20.04%
Copper (US$/t)	7,179.50	6,737.78	(6.15)%

Volume Sold	Year ended December 31,
	2013	2014	Variation*
Gold (oz.)	458,499	439,093	(4.23)%
Silver (oz.)	16,329,314	19,088,923	16.90%
Lead (t)	26,584	18,820	(29.21)%
Zinc (t)	38,084	21,231	(44.25)%
Copper (t)	25,406	40,263	58.48%

(a)     Gold sales. Average realized sales prices for gold decreased from US$1,392.18 per ounce in 2013 to US$1,263.32 per ounce in 2014. Gold sales volume decreased from 458,499 ounces in 2013 to 439,093 ounces in 2014, mainly due to a decreased gold production at our Orcopampa and Breapampa mining units. The combined effect of these changes resulted in a US$82.2 million decrease in income from sales of gold in 2014 as compared to 2013.

(b)     Silver sales. Average realized sales prices for silver decreased from US$22.33 per ounce in 2013 to US$18.65 per ounce in 2014. Silver sales volume increased from 16,329,314 ounces in 2013 to 19,088,923 ounces in 2014, mainly due to increased silver production at our Uchucchacua, Colquijirca and Julcani mining units. The combined effect of these changes resulted in a US$6.8 million decrease in income from sales of silver in 2014 as compared to 2013.

(c)     Lead sales. Average realized sales prices for lead increased from US$2,104.63 per ton in 2013 to US$2,106.87 per metric ton in 2014. Lead sales volume decreased from 26,584 tons in 2013 to 18,820 tons in 2014, mainly due to decreased lead production at our Colquijirca and Uchucchacua mining units. The combined effect of these changes resulted in a US$16.3 million decrease in income from sales of lead in 2014 as compared to 2013.

(d)     Zinc sales. Average realized sales prices for zinc increased from US$1,869.22 per ton in 2013 to US$2,243.76 per ton in 2014. Zinc sales volume decreased from 38,084 tons in 2013 to 21,231 tons in 2014, mainly due to decreased zinc production at our Colquijirca and Uchucchacua mining units. The combined effect of these changes resulted in a US$23.5 million decrease in income from sales of zinc in 2014 as compared to 2013.

(e)     Copper sales. Average realized sales prices for copper decreased from US$7,179.50 per metric ton in 2013 to US$6,737.78 per metric ton in 2014. Copper sales volume increased from 25,406 tons in 2013 to 40,263 tons in 2014, mainly due to increased copper production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$88.9 million increase in income from sales of copper in 2014 as compared to 2013.

Net sales figures are obtained by deducting the refinery charges and penalties incurred (a total of US$185.1 million of refinery charges and penalties were incurred in 2014, compared with US$127.1 million incurred in 2013) and revenues from mining units held for sale (a total of US$5.1 million revenues provided from mining units held for sales in 2014, compared with US$25.8 million provided in 2013) from the gross sales of all metals sold. See Note 20(a) to the Financial Statements.

Royalty income. In 2014, royalty income received by our subsidiary Chaupiloma amounted to US$36.9 million, representing a 17 percent decrease from the US$44.2 million in royalty income received in 2013. This decrease was due to a decrease in 2014 in the net sales of Yanacocha, which was primarily due to a decrease in the average realized price of gold and a decrease in production at Yanacocha. We hold a 60 percent interest in Chaupiloma, to which Yanacocha pays a royalty that corresponds to three percent of its net sales.

Total operating costs. Total operating costs increased by three percent, from US$918.7 million in 2013 to US$949.5 million in 2014, due to changes in the following components:

(a)	Cost of sales, excluding depreciation and amortization, decreased by two percent, from US$627.3 million in 2013 to US$614.5 million in 2014, due to: (i) a US$22.8 million decrease in our construction and engineering unit as a result of lower net sales and a lower headcount; (ii) a decrease of US$14.7 million in our Orcopampa mining unit due to fewer services provided by third parties and a decrease in the consumption of materials and supplies; (iii) a decrease at the Julcani mining unit of US$8.8 million due to higher silver concentrate inventories, which was partially offset by (iv) a US$35.6 million increase in the Ucchuchacua mining unit due to more services provided by third parties; and (v) a decrease of US$6.2 million in the energy generation and transmission segment due to the decline in energy purchases resulting from the Huanza hydroelectric plant beginning operations in 2014.

(b)	The cost of exploration of operating units in operation decreased by four percent, from US$101.9 million in 2013 to US$97.9 million in 2014. This decrease was primarily due to a decrease of US$6.1 million and US$2.5 million in diamond drilling activities at the Orcopampa and Breapampa mining units, respectively, which was partially offset by an increase of US$3.9 million at the Julcani mining unit due to increased exploration efforts at Acchilla. See Note 22 to the Financial Statements.

(c)	Depreciation and amortization costs increased by 31 percent, from US$159.1 million in 2013 to US$208.7 million in 2014, due to: (i) higher depreciation and amortization costs incurred in the La Zanja mining unit, which increased from US$27.9 million in 2013 to US$72.8 million in 2014 as a result of increased mine development costs and amortization and fixed assets purchases; (ii) higher depreciation and amortization costs incurred in the Julcani and Mallay mining units, which increased from US$24.9 million in 2013 to US$36.5 million in 2014 as a result of work-in-progress put into operation; (iii) higher depreciation costs incurred in the Breapampa mining unit, which increased from US$25.5 million in 2013 to US$35.7 million in 2014 due to the start of operations in new pad stages; (iv) depreciation costs incurred by our corporate unit, which increased by US$7.2 million in 2014 due to the start of operations at the Rio Seco subsidiary, which was partially offset by a decrease in depreciation costs incurred in the Colqujirca mine from US$35.6 million in 2013 to US$26.9 million in 2014 due to the full depreciation of the R-7 tailing dam in 2013.

(d)	Mining royalties expenses paid to third parties and the Peruvian government decreased by six percent, from US$30.4 million in 2013 to US$28.4 million in 2014. Royalties paid to third parties by Orcopampa amounted to US$23.8 million and US$21.7 million in 2013 and 2014, respectively. Royalties paid to the Peruvian government amounted to US$6.3 million and US$6.8 million in 2013 and 2014, respectively. The decrease in royalties paid to third parties and the Peruvian government was primarily due to a ten percent decrease in gold production at the Orcopampa mining unit from 224,671 ounces produced in 2013 to 203,226 ounces produced in 2014, and the decrease in the price of gold in 2014, compared with 2013.

Total operating expenses. Operating expenses increased by 23 percent, from US$125.6 million in 2013 to US$164.7 million in 2014, due to changes in the following components:

(a)	Administrative expenses increased by 35 percent, from US$75.1 million in 2013 to US$101.1 million in 2014, due to an increase of administrative expenses at the corporate unit of US$21.2 million from the reversal of expenses by US$20.2 million recorded in 2013 for long-term officers’ compensation (stock appreciation rights), and an increase of US$7.9 million in the construction and engineering unit due to increased labor costs, which was partially offset by a decrease of US$4.3 million in the Orcopampa mining unit due to a decrease in labor expenses. See Note 24 to the Financial Statements.

(b)	Expenses from the exploration of non-operating areas increased by 52 percent, from US$32.8 million in 2013 to US$50.0 million in 2014, due to increased expenditures in exploration activities beginning in 2014, primarily in the Alejandra and Tambomayo projects. See Note 25 to the Financial Statements.

Operating expenses. As a result of the foregoing, operating expenses decreased by 79 percent from US$124.6 million in 2013 to US$26.1 million in 2014.

Net share in results of associate companies accounted for under equity method. Loss from equity investments in associates decreased by 35 percent, from US$114.1 million in 2013 to US$74.6 million in 2014, primarily due to a decrease in net loss from our equity investment in our associate company, Yanacocha, which was partially offset by a decrease in net income from our equity investment in Cerro Verde. Net loss from our interest in Yanacocha decreased by 30 percent, from US$251.1 million in 2013 to US$174.7 million in 2014. Net income from our interest in Cerro Verde decreased by 33 percent, from US$116.2 million in 2013 to US$77.9 million in 2014. Finally, net income from our interest in Coimolache increased by seven percent, from US$20.8 million in 2013 to US$22.3 million in 2014.

Gain on business combination. In 2014, we recognized a gain of US$59.9 million in connection with our acquisition of the controlling interest in Canteras del Hallazgo S.A.C. from Minera Gold Fields Peru S.A. due to the revaluation of the previously held equity interest at fair value as of the acquisition date.

Finance costs. Finance costs increased by 14 percent, from US$9.9 million in 2013 to US$11.3 million in 2014, primarily due to an increase in the cost of the financial leasing facility related to the construction of the Huanza hydroelectric plant.

Income tax. Provision for income tax decreased by 24 percent, from US$86.5 million in 2013 to US$66.0 million in 2014, primarily due to a decrease in the provision for income tax at the corporate unit of US$18.1 million caused by a decrease in taxable income of that unit, a decrease in the provision for income tax at the La Zanja mining unit of US$16.8 million and a decrease in other units of US$1.1 million, which was partially offset by an increase of US$16.6 million at the Colquijirca mining unit due to higher sales.

Non-controlling interest income. Non-controlling interest income decreased by 48 percent, from US$27.5 million in 2013 to US$14.4 million in 2014, primarily due to a decrease in contribution of profits from the La Zanja and Chaupiloma units by US$18.0 million and US$2.1 million, respectively. See Note 18(a) to the Financial Statements.

Net loss. As a result of the foregoing, net loss decreased by 23 percent, from US$79.7 million in 2013 to US$61.6 million in 2014. Net loss was 7 percent of sales in 2013 and 5 percent of sales in 2014.

Results of Operations for the Years Ended December 31, 2014 and 2013 by Segment

We discuss the operating results for each of our operating segments for the years ended December 31, 2013 and 2014 in more detail in Note 29 to the Financial Statements.

Net Sales-Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our principal mining segments during the years ended December 31, 2014 and 2013, as well as the variation in such volumes sold for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Mining Segment	Volume Sold for the year ended December 31, 2014
	Gold (oz.)	Silver (oz.)	Lead (mt)	Zinc (mt)	Copper (mt)
Julcani	12	2,851,318	2,057	-	64
Mallay	-	1,121,202	7,253	8,609	-
Breapampa	80,358	383,733	-	-	-
Orcopampa	204,862	401,782	-	-	-
Uchucchacua	-	11,940,167	6,530	4,288	-
La Zanja	143,151	418,565	-	-	-
Colquijirca	7,874	1,928,243	2,759	8,007	40,198

Mining Segment	Volume Sold for the year ended December 31, 2013
	Gold (oz.)	Silver (oz.)	Lead (mt)	Zinc (mt)	Copper (mt)
Julcani	378	2,227,960	1,713	-	140
Mallay	-	1,146,442	6,570	7,614	-
Breapampa	80,178	311,634	-	-	-
Orcopampa	221,322	516,033	-	-	-
Uchucchacua	-	9,748,206	6,977	6,340	-
La Zanja	132,992	381,091	-	-	-
Colquijirca	4,619	1,460,681	8,392	20,011	25,266

Mining Segment	2014 vs 2013 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (mt)	Zinc (mt)	Copper (mt)
Julcani	(97)%	28%	20%	-	(54)%
Mallay	-	(2)%	10%	13%	-
Breapampa	0%	23%	-	-	-
Orcopampa	(7)%	(22)%	-	-	-
Uchucchacua	-	22%	(6)%	(32)%	-
La Zanja	8%	10%	-	-	-
Colquijirca	70%	32%	(67)%	(60)%	59%

Julcani. Net sales increased by US$3.8 million in 2014 as compared to 2013 due to increases in the volume of silver and lead sold at that unit.

Mallay. Net sales decreased by US$1.9 million in 2014 as compared to 2013 due to a decrease in the amount of silver sold at that unit and a decline in the average realized price of silver.

Breapampa. Net sales decreased by US$11.4 million in 2014 as compared to 2013 due to a decline in gold and silver prices.

Orcopampa. Net sales decreased by US$60.3 million in 2014 as compared to 2013 due to a seven percent decline in gold sold at that unit, from 221,322 ounces sold in 2013 to 204,862 ounces sold in 2014, and a decline in the average realized prices of gold and silver.

Uchucchacua. Net sales decreased by US$2.7 million in 2014 as compared to 2013 due to decreases in the amount of lead and zinc sold at that unit.

La Zanja. Net sales decreased by US$8 million in 2014 as compared to 2013 due to a decline in gold and silver prices, which was partially offset by an eight percent increase in the volume of gold sold from 132,992 Au oz. in 2013 to 143,151 Au oz. in 2014.

Colquijirca. Net sales increased by US$22.2 million in 2014 as compared to 2013 due to a 59 percent increase in the volume of copper sold from 25,266 mt. sold in 2013 to 40,198 mt. sold in 2014.

Net sales - construction and engineering segment. Net sales for the construction and engineering segment decreased by US$29.7 million in 2014 as compared to 2013 due to a reduction in the development and construction of mining projects.

Net sales - insurance brokerage segment. Net sales for the insurance brokerage segment increased by US$2.2 million in 2014 as compared to 2013 due to an increase in the number of clients in the insurance portfolio due to our strategic associations with smaller brokers.

Net sales - energy generation and transmission segment. Net sales for the energy and transmission segment increased by US$5.1 million in 2014 as compared to 2013 due to the increase in the demand of energy from our other operating segments, in particular the Colquijirca mining unit.

Total operating expenses- Mining Segments

Orcopampa. During 2014, total operating expenses decreased by US$2.2 million due to a decrease in administrative expenses as a result of a decrease in labor expenses, which was partially offset by an increase in selling expenses, each as compared to 2013.

Julcani. During 2014, total operating expenses increased by US$6.5 million due to increases in administrative expenses and selling expenses, each as compared to 2013.

Breapampa. During 2014, total operating expenses increased by US$0.57 million due to increases in administrative expenses and selling expenses, each as compared to 2013.

Colquijirca. During 2014, total operating expenses decreased by US$0.68 million due to decreases in administrative expenses and selling expenses, which were partially offset by an increase in other expenses-net, each as compared to 2013.

La Zanja. During 2014, total operating expenses increased by US$0.61 million due to increases in administrative expenses and other expenses-net, which were partially offset by a decrease in selling expenses, each as compared to 2013.

Uchucchacua. During 2014, total operating expenses increased by US$1.9 million due to increases in administrative expenses and selling expenses, each as compared to 2013.

Mallay. During 2014, total operating expenses decreased by US$0.37 million due to an increase in other expenses-net, which was partially offset by increases in administrative expenses and selling expenses, each as compared to 2013.

Total operating expenses—construction and engineering segment. During 2014, total operating expenses for the construction and engineering segment increased by US$0.21 million for the year ended December 31, 2014 as compared to 2013 due to an increase in administrative expenses due to increased labor costs.

Total operating expenses—insurance brokerage segment. During 2014, total operating expenses for the insurance brokerage segment increased by US$1.1 million as compared to 2013 due to an increase in administrative expenses.

Total operating expenses—energy generation and transmission segment. During 2014, total operating expenses for the energy and transmission segment decreased by US$5.6 million as compared to 2013 due to a decrease of US$7.7 million in other expenses-net, which was partially offset by increases in administrative expenses and selling expenses.

Results of Operations for the Years Ended December 31, 2013 and 2012

Net sales. Net sales decreased by 15 percent, from US$1,422.8 million in 2012 to US$1,215.4 million in 2013. The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2012 and 2013:

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

(a)     Gold sales. Average realized sales price for gold decreased from US$1,677.96 per ounce in 2012 to US$1,392.18 per ounce in 2013. Gold sales volume increased from 439,630 ounces in 2012 to 458,499 ounces in 2013, mainly due to increased gold production at our Breapampa and La Zanja mining units. The combined effect of these changes resulted in a US$101.4 million decrease in income from sales of gold in 2013 as compared to 2012.

(b)     Silver sales. Average realized sales price for silver decreased from US$31.07 per ounce in 2012 to US$22.33 per ounce in 2013. Silver sales volume decreased from 17,483,490 ounces in 2012 to 16,329,314 ounces in 2013, mainly due to decreased silver production at our Colquijirca mine. The combined effect of these changes resulted in a US$182.1 million decrease in income from sales of silver in 2013 as compared to 2012.

(c)     Lead sales. Average realized sales price for lead increased from US$2,075.82 per ton in 2012 to US$2,104.63 per metric ton in 2013. Lead sales volume increased from 25,587 tons in 2012 to 26,584 tons in 2013, mainly due to increased lead production at our Julcani and Mallay mining units. The combined effect of these changes resulted in a US$3.1 million increase in income from sales of lead in 2013 as compared to 2012.

(d)     Zinc sales. Average realized sales price for zinc decreased from US$1,918.98 per ton in 2012 to US$1,869.22 per ton in 2013. Zinc sales volume decreased from 43,149 tons in 2012 to 38,084 tons in 2013, mainly due to decreased zinc production at our Colquijirca mine. The combined effect of these changes resulted in a US$11.7 million decrease in income from sales of zinc in 2013 as compared to 2012.

(e)     Copper sales. Average realized sales price for copper decreased from US$7,938.49 per metric ton in 2012 to US$7,179.50 per metric ton in 2013. Copper sales volume increased from 22,348 tons in 2012 to 25,406 tons in 2013, mainly due to increased copper production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$4.8 million increase in income from sales of copper in 2013 as compared to 2012.

The revenues from gold, silver, lead, zinc and copper mentioned above do not include refinery charges and penalties incurred, which amounted to US$127.1 million in 2013 as compared to US$143.7 million in 2012. See Note 20(a) to the Financial Statements.

Net sales figures are obtained by deducting the refinery charges and penalties incurred (a total of US$185.1 million of refinery charges and penalties were incurred in 2014, compared with US$127.1 million incurred in 2013) and revenues from mining units held for sale (a total of US$5.1 million revenues provided from mining units held for sales in 2014, compared with US$25.8 million provided in 2013) from the gross sales of all metals sold. See Note 20(a) to the Financial Statements.

Royalty income. In 2013, royalty income received by our subsidiary, Chaupiloma, amounted to US$44.2 million, representing a 34 percent decrease from the US$67.2 million in royalty income received in 2012. This decrease is due to a decrease in sales at Yanacocha in 2013, which were primarily due to a decrease in the average realized price of gold and a decrease in Yanacocha’s production. We hold a 60% interest in Chaupiloma, to which Yanacocha pays a royalty equal to 3% of its net sales.

Total operating costs. Total operating costs increased by 12 percent, from US$823.0 million in 2012 to US$918.7 million in 2013, due to changes in the following components:

(a)     Cost of sales, excluding depreciation and amortization, increased by 10 percent, from US$571.2 million in 2012 to US$627.3 million in 2013, primarily due to a US$41.5 million increase in services provided by third parties, a US$22.5 million increase in personnel costs and a US$15.2 million increase in operating leases, which were partially offset by a US$18.7 million decrease in the cost of concentrate purchased from third parties and a US$10.0 million decrease in the consumption of spare parts and supplies. The increases in services provided by third parties, personnel costs and operating leases were primarily due to: (i) new production costs incurred by operations at our Mallay and Breapampa mining units, which commenced in April and November 2012, respectively; (ii) an increase in exploration activities and diamond drilling works during 2013 compared to 2012 in order to maintain our ore reserves level; and, (iii) an increase in the volume of mineral treated in 2013 compared to 2012, especially in the Marcapunta Norte and Tajo Norte mining units.

(b)     The cost of exploration in operating units decreased by one percent, from US$103.2 million in 2012 to US$101.9 million in 2013. These decreased costs were primarily due to a decrease in exploration projects at the Shila-Paula and Ucchucachua mining units of US$9.0 million and US$4.0 million, respectively, which was offset by an increase of US$8.8 million and US$2.7 million at our Orcopampa and Breapampa mining units, respectively. See Note 22 to the Financial Statements.

(c)     Depreciation and amortization costs increased by 43 percent, from US$111.0 million in 2012 to US$159.1 million in 2013, due to (i) higher depreciation and amortization costs incurred in the Breapampa and Mallay mining units from, US$8.0 million in 2012 to US$45.8 million in 2013, due to the start of operations at these mining units in November and April 2012, respectively; and (ii) depreciation and amortization costs incurred by the Colqujirca mine increased by US$9.5 million in 2013 due to the full depreciation of the R-7 tailing dam that year.

(d)     Mining royalties expenses paid to third parties and the Peruvian government decreased by 19 percent, from US$37.5 million in 2012 to US$30.4 million in 2013. Royalties paid to third parties amounted to US$35.2 million and US$24.3 million in 2012 and 2013, respectively. Royalties paid to the Peruvian government amounted to US$2.5 million and US$6.3 million in 2012 and 2013, respectively. The decrease in royalties paid to third parties and Peruvian government was primarily due to a 14 percent decrease in gold production at the Orcopampa mining unit, from 260,378 ounces produced in 2012 to 224,671 ounces produced in 2013, and a decrease in the price of gold in 2013 compared to 2012.

Total operating expenses. Operating expenses decreased by 33 percent, from US$188.1 million in 2012 to US$125.6 million in 2013, due to changes in the following areas:

(a)	Administrative expenses decreased by 20 percent, from US$94.1 million in 2012 to US$75.1 million in 2013, due to a decrease at the corporate unit of US$21.4 million in administrative expenses due to a reversal of expenses by US$20.2 million recorded in 2013 for long-term officers’ compensation (stock appreciation rights), a decrease of US$3.7 million in the Colquijirca mining unit due to lower professional fees and sundry expenses, which was partially offset by an increase of US$7.1 million in the Breapampa mining unit due to the start of unit operations in November 2012. See Note 24 to the Financial Statements.

(b)	Expenses from the exploration of non-operating areas decreased by 66 percent, from US$95.5 million in 2012 to US$32.8 million in 2013, due to decreased expenditures in exploration areas, primarily in the Tambomayo, Trapiche, San Gregorio, Breapampa, Focus and Consolidada de Hualgayoc projects. See Note 25 to the Financial Statements.

Operating income. As a result of the foregoing, operating income decreased by 55 percent, from US$478.9 million in 2012 to US$215.2 million in 2013.

Net share in results of associate companies accounted for under equity method. Income from equity investments in associate companies decreased by 124 percent, from an income of US$479.0 million in 2012 to a loss of US$114.1 million in 2013, primarily due to decreases in income from our equity investments in Yanacocha, Cerro Verde and Coimolache. Income from our interest in Yanacocha decreased by 189 percent, from an income of US$282.8 million in 2012 to a loss of US$251.1 million in 2013. Income from our interest in Cerro Verde decreased by 26 percent, from US$156.0 million in 2012 to US$116.2 million in 2013. Income from our interest in Coimolache decreased by 48 percent, from US$40.2 million in 2012 to US$20.8 million in 2013, primarily due to a decrease in the prices of gold and silver and decreased silver production at the Tantahuatay mine.

Finance costs. Finance costs increased by 19 percent, from US$8.3 million in 2012 to US$9.9 million in 2013, primarily due to an increase in the energy generation and transmission unit of US$1.9 million due to interests on finance leases.

Finance Income. Finance income decreased by 30 percent, from US$9.5 million in 2012 to US$6.6 million in 2013, primarily due to a decrease in the finance income at the corporate unit of US$3.6 million due to lower interest income from time deposits.

Income tax. Provision for income tax decreased by 40 percent, from US$143.0 million in 2012 to US$86.5 million in 2013, due to a decrease in provisions for income tax at the corporate segment and the rental of mining concessions of US$43.3 million and US$7.5 million, respectively, all related to a decrease in taxable income.

Non-controlling interest income. Non-controlling interest income decreased by 54 percent, from US$59.4 million in 2012 to US$27.5 million in 2013, primarily due to a decrease in profit contribution from the Colquijirca, Chaupiloma and La Zanja units by US$20.4 million, US$6.6 million and US$4.9 million, respectively. See Note 18(a) to the Financial Statements.

Net profit (loss). As a result of the foregoing, net profit decreased by 111 percent, from a net profit of US$760.5 million in 2012 to a net loss of US$79.7 million in 2013. Net loss was seven percent of net sales in 2013 and net profit was 53 percent of net sales in 2012.

Results of Operations for the Years Ended December 31, 2013 and 2012 by Segment

We discuss the operating results for each of our operating segments for the years ended December 31, 2012 and 2013 in more detail in Note 29 to the Financial Statements.

Net Sales-Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our principal mining segments during the years ended December 31, 2013 and 2012, as well as the variation in such volumes sold for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Mining Segment	Volume Sold for the year ended December 31, 2013
	Gold (oz.)	Silver (oz.)	Lead (mt)	Zinc (mt)	Copper (mt)
Julcani	378	2,227,960	1,713		140
Mallay	-	1,146,442	6,570	7,614	-
Breapampa	80,178	311,634	-	-	-
Orcopampa	221,322	516,033	-	-	-
Uchucchacua		9,748,206	6,977	6,340	-
La Zanja	132,992	381,091	-	-	-
Colquijirca	4,619	1,460,681	8,392	20,011	25,266

Mining Segment	Volume Sold for the year ended December 31, 2012
	Gold (oz.)	Silver (oz.)	Lead (mt)	Zinc (mt)	Copper (mt)
Julcani	925	2,420,785	2,120	-	69
Mallay	-	544,509	3,883	4,438	-
Breapampa	-	-	-	-	-
Orcopampa	263,695	598,511	-	-	-
Uchucchacua	-	10,646,579	5,841	7,253	-
La Zanja	115,571	363,162	-	-	-
Colquijirca	7,764	2,654,243	10,686	27,734	22,279

Mining Segment	2013 vs 2012 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (mt)	Zinc (mt)	Copper (mt)
Julcani	(59)%	(8)%	(19)%	-	103%
Mallay	-	111%	69%	72%	-
Breapampa	-	-	-	-	-
Orcopampa	(16)%	(14)%	-	-	-
Uchucchacua	-	(8)%	20%	(13)%	-
La Zanja	15%	5%	-	-	-
Colquijirca	(40)%	(45)%	(21)%	(28)%	(13)%

Julcani. Net sales decreased by US$ 27.4 million during 2013 as compared to 2012 due to an eight percent decrease in silver sold at the unit, from 2.4 million ounces sold in 2012 to 2.2 million ounces sold in 2013, and realized silver price.

Mallay. Net sales increased by US$16.7 million during 2013 as compared to 2012 due to increases in the amounts of silver (111%), lead (69%) and zinc (72%) sold.

Breapampa. Net sales increased by US$119.9 million during 2013 as compared to 2012 due to a higher volume of gold sold given that Breapampa began operations in December 2012.

Orcopampa. Net sales decreased by US$133.8 million during 2013 as compared to 2012 due to a 16 percent decrease in gold sold at the unit, from 263,645 ounces sold in 2012 to 221,322 ounces sold in 2013, and realized gold price.

Uchucchacua. Net sales decreased by US$101.1 million during 2013 as compared to 2012 due to a decrease of 8 percent in the volume of silver sold at the unit, which decreased from10.6 million ounces sold in 2012 to 9.7 million ounces sold in 2013, and a decrease in the realized price for silver.

La Zanja. Net sales decreased by US$23.5 million during 2013 as compared to 2012 due to a decline in gold and silver realized prices.

Colquijirca. Net sales decreased by US$80.7 million during 2013 as compared to 2012 due to a decrease in silver (45%), lead (21%) and zinc (28%) sold.

Net sales - construction and engineering segment. Increased by US$28.8 million due to additional construction activities provided to third parties.

Net sales - insurance brokerage segment. Net sales increased by US$0.80 million during 2013 as compared to 2012 due to due to an increase in the number of clients in the insurance portfolio due to our strategic associations with smaller brokers.

Net sales - energy generation and transmission segment. Net sales decreased by US$1.4 million during 2013 as compared to 2012 due to lower services provided to the La Zanja mine.

Total operating expenses- Mining Segments

Orcopampa. During 2013, total operating expenses decreased by US$1.3 million as compared to 2012 due to decreases in administrative expenses and selling expenses.

Julcani. During 2013, total operating expenses decreased by US$1.9 million as compared to 2012 due to decreases in administrative expenses and other expenses-net.

Breapampa. During 2013, total operating expenses increased by US$1.5 million mainly due to an increase of US$7.1 million in administrative expenses due to the start of unit operations in November 2012, which was partially offset by a decrease of US$5.6 million in exploration in non-operating areas.

Colquijirca. During 2013, total operating expenses decreased by US$16.8 million as compared to 2012 due to a US$3.7 million decrease in administrative expenses resulting from decreases in professional fees and sundry expenses.

La Zanja. During 2013, total operating expenses increased by US$2.5 million as compared to 2012 due to increases in exploration in non-operating areas, which was only partially offset by a decrease in administrative expenses.

Uchucchacua. During 2013, total operating expenses decreased by US$2.6 million as compared to 2012 due to a decrease in selling expenses, which was only partially offset by an increase in administrative expenses.

Mallay. During 2013, total operating expenses decreased by US$1.7 million as compared to 2012 due to decreases in administrative expenses and selling expenses.

Total operating expenses—construction and engineering segment. During 2013, total operating expenses for the construction and engineering segment decreased by US$2.2 million as compared to 2012 due to decreases in administrative expenses and other expenses-net.

Total operating expenses—insurance brokerage segment. During 2013, total operating expenses for the insurance brokerage segment increased by US$1.8 million due to an increase in administrative expenses.

Total operating expenses—energy generation and transmission segment. During 2013, total operating expenses for the energy and transmission segment increased by US$6.4 million as compared to 2012 due to an increase of US$7.6 million in other expenses-net.

A.	Liquidity and Capital Resources

As of December 31, 2014, we had cash and cash equivalents of US$78.5 million, compared with US$51.3 million as of December 31, 2013.

Cash provided by operating activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents provided by operating activities were US$162.5 million in 2014, compared with US$408.7 million in 2013. The decrease in net cash flow provided by operating activities was primarily due to: (i) a decrease in proceeds from sales, from US$1,351.4 million in 2013 to US$1,144.4  million in 2014; (ii) a decrease in value-added tax recovered, from US$66.9 million in 2013 to US$39.7 million in 2014; and, (iii) a decrease in royalties received from Yanacocha, from US$50.6 million in 2013 to US$31.3  million in 2014. These changes were partially offset by: (i) an increase in payments to suppliers and third parties, from US$752.8 million in 2013 to US$805.4 million in 2014; (ii) a decrease in income tax paid, from US$66.4 million in 2013 to US$33.2 million in 2014; (iii) a decrease in payments to workers, from US$216.8 million in 2013 to US$203.5 million in 2014; (iv) a decrease in royalty payments made, from US$30.6 million in 2013 to US$22.6 million in 2014, primarily due to fewer royalty payments made to third parties; (v) an increase in dividends received from Coimolache, from US$9.8 million in 2013 to US$12.9 million in 2014; and, (vi) a decrease in interest payments made, from US$11.5 million in 2013 to US$9.4 million in 2014.

Cash provided by operating activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents provided by operating activities were US$408.7 million in 2013, compared with US$361.2 million in 2012. This increase in net cash flow provided by operating activities was primarily due to: (i) an increase in value-added tax recovered, from US$40.9 million in 2012 to US$66.9 million in 2013; (ii) a decrease in payments to third parties, from US$812.7 million in 2012 to US$752.8 million in 2013; (iii) a decrease in income tax paid, from US$136.3 million in 2012 to US$66.4 million in 2013; and, (iv) a decrease in royalty payments made, from US$39.0 million in 2012 to US$30.6 million in 2013, primarily due to a decrease in royalty payments made to third parties. These changes were partially offset by: (i) an increase in payments to workers, from US$201.5 million in 2012 to US$216.8 million in 2013; (ii) an increase in interest payments made, from US$1.5 million in 2012 to US$11.5 million in 2013; (iii) a decrease in proceeds received from sales, from US$1,410.1 million in 2012 to US$1,351.4 million in 2013; (iv) a decrease royalty payments received from Yanacocha, from US$76.1 million in 2012 to US$50.6 million in 2013; and, (v) a decrease in dividends received from Coimolache, from US$16.5 million in 2012 to US$9.8 million in 2013.

Cash used in investing activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents used in investing activities were US$292.7 million in 2014, compared with US$428.1 million in 2013. The decrease in net cash flow used in investing activities was primarily due to: (i) a decrease in mining concessions, development costs, and property, plant and equipment acquisitions, from US$503.6 million in 2013 to US$227.6 million in 2014; and (ii) a decrease in cash contributions granted to associates, from US$7.0 million in 2013 to US$2.0 million in 2014. These changes were partially offset by: (i) the payment, net of cash acquired, of US$80.3 million for the acquisition of a controlling interest in Canteras del Hallazgo S.A.C.; (ii) the inflow of US$52.9 million in 2013 as a result of the settlement of financial assets at fair value through profit or loss; (iii) a decrease in loan collection from Coimolache, from US$24.5 million in 2013 to US$15.6 million in 2014; and (iv) a decrease in income from the sale of mining concessions, development costs, property, plants and equipment, from US$5.0 million in 2013 to US$1.7 million in 2014.

Cash used in investing activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents used in investing activities were US$428.1 million in 2013, compared with US$513.0 million in 2012. The decrease in net cash flow used in investing activities was primarily due to: (i) an inflow of US$52.9 million in 2013 due to the settlement of financial assets at fair value through profit or loss; (ii) US$24.5 million received from Coimolache in 2013 in loan collections; and, (iii) a decrease in cash contributions granted to associates, from US$58.6 million in 2012 to US$7.0 million in 2013. These changes were partially offset by (i) an increase in mining concessions, development costs and property, plant and equipment acquisitions, from US$468.5 million in 2012 to US$503.6 million in 2013, in connection with the expansion of the capacity of the refining plant at our subsidiary, El Brocal; (ii) hydroelectric construction at our subsidiary, Huanza; and, (iii) processing plant construction at our subsidiary, Rio Seco.

Cash used in financing activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents provided by financing activities were US$157.3 million in 2014, compared with US$116.1 million in net cash and cash equivalents used in financing activities in 2013. The increase in net cash flow provided by financing activities was primarily due to: (i) a decrease in the payment of financial obligations, from US$260.2 million in 2013 to US$42.2 million in 2014; (ii) a decrease in the payment of dividends to shareholders, from US$78.8 million in 2013 to US$8.6 million in 2014; (iii) a bank loan received in 2014 for US$40.0 million; (iv) a decrease in the payment of dividends to non-controlling shareholders, from US$13.5 million in 2013 to US$8.9 million in 2014; and, (v) a decrease in financial obligations, from US$237.0 million in 2013 to US$177.1 million in 2014.

Cash used in financing activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents used in financing activities were US$116.1 million in 2013, compared with US$132.3 million in 2012. The decrease in net cash flow used in financing activities was primarily due to: (i) an increase in financial obligations, from US$74.3 million in 2012 to US$237.0 million in 2013; (ii) a decrease in the payment of dividends to shareholders, from US$152.7 million in 2012 to US$78.8 million in 2013; and, (iii) a decrease in the payment of dividends to non-controlling shareholders, from US$44.9 million in 2012 to US$13.5 million in 2013. These changes were partially offset by an increase in the payment of financial obligations, from US$1.1 million in 2012 to US$260.2 million in 2013.

Long-Term Debt

On December 2, 2009, Banco de Credito del Peru executed a financial lease agreement with Conenhua, Huanza and us in the amount of US$119.0 million for construction of a hydroelectric power station. The lease was executed in favor of Huanza as lessee, and commits us to act as joint surety of Huanza to guarantee Huanza’s payment obligations. The term of the lease is six years from August 2014 and the interest rate is three-month LIBOR plus 4.00 percent. As of December 31, 2014 and 2013, the amount outstanding under this lease was US$114.2 million and US$119.0 million, respectively.

On June 30, 2014, Banco de Credito del Peru extended this financial lease agreement with Conenhua, Huanza and us in the amount of US$108.8 million. The term of the lease is six years from August 2014 and the interest rate is three-month LIBOR plus 4.20 percent. As of December 31, 2014, the amount outstanding under this lease was US$85.0 million.

On August 22, 2012, El Brocal entered into a medium-term loan contract with Banco de Credito del Peru in the amount of US$120.0 million. This loan was variable rate (three-month LIBOR plus 3.00 percent) and had a term of four years. The loan was guaranteed by a pledge of one contract for the sale of copper concentrate and one contract for the sale of lead concentrate. The first disbursement of US$60.0 million was received in November 2012 and the second disbursement of US$60.0 million was received in May 2013. During the fourth quarter of 2013, this loan was fully repaid using the proceeds provided by the leaseback contract described below and from shareholders’ contributions.

On September 25, 2013, El Brocal began the process of entering into a financing arrangement with Banco de Crédito del Perú in an aggregate amount of US$180.0 million in the form of a series of sale and leaseback agreements relating to certain specified El Brocal assets, including equipment, machinery and production plants located in the Colquijirca mining unit. The first disbursement of US$116.5 million was received in November 2013, which was used to repay El Brocal’s medium term loan with Banco de Credito del Peru during the fourth quarter of 2013. The second disbursement of US$63.5 million was received in January 2014. The renewable arrangement has a term of five years that commenced on the first lease payment date in March 2014. During the term of the arrangement, El Brocal has the right to repurchase the assets. The quarterly lease payments have an embedded interest rate of three-month LIBOR plus 5.00 percent. The agreements contain certain covenants, including several financial covenants such as a limitation on the payment of dividends by El Brocal. El Brocal’s obligations under the agreements are supported by trust contracts, which, among other things, relate to collection rights, sales contracts and cash flows granting Banco de Credito del Peru the right to receive all cash flows before any funds are made available to El Brocal. The obligations of El Brocal under these agreements are not recourse to, or guaranteed by, Buenaventura or any of its other subsidiaries.

Exploration Costs and Capital Expenditures

We have budgeted approximately US$280 to US$320 million for capital expenditures for 2015.These budgeted capital expenditures include the following projects: start the construction of the Tambomayo project and continue with the development of the San Gabriel project.

During 2014, we spent US$50.0 million on “exploration in non-operating areas” and US$97.9 million on “exploration in units in operations” exploration-related investments in Peru. Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Alejandra, Marcapunta, Tambomayo, Candelaria–Chancas and Trapiche. Our “exploration in units in operations” investments were mainly focused in the Orcopampa, Uchucchacua and Mallay mining units. In 2014, we financed our exploration program with internal funds.

In 2015, we intend to invest approximately US$70 to US$80 million in exploration in units in operations and US$35 to US$40 million mainly in the following explorations in non-operating areas: San Gabriel, Marcapunta, Colquemayo, Pisacalla, and Livitaca, among others.

We expect that we will meet our working capital, capital expenditure and exploration expense requirements for the next several years from internally generated funds, cash on hand and dividends received from our investments in non-consolidated mining operations, including Yanacocha. Additional financing, if necessary for the construction of any project, is expected to be obtained from borrowings under bank loans and the issuance of debt securities. There can be no assurance, however, that sufficient funding will be available to us from the internal or external sources to finance any future capital expenditure program, or that external funding will be available to us for such purpose on terms or at prices favorable to us. A very significant decline in the prices of gold and silver would be reasonably likely to affect the availability of such sources of liquidity. In addition, if we fund future capital expenditures from internal cash flow, there may be fewer funds available for the payment of dividends.

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

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our Financial Statements are disclosed below. We intend to adopt these standards, if applicable, when they become effective:

IFRS 9, “Financial Instruments: Classification and Measurement” In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 would have not significant effect on the classification and measurement of the Company’s financial assets and liabilities.

“IFRS Annual improvements – 2010-2012 Cycle” These improvements are effective from 1 July 2014 and are not expected to have a material impact on the Company. They are related to IFRS 2 “Share-Based Payment” (clarifies various issues relating to the definition of performance and service conditions which are vesting conditions), IFRS 3 “Business Combinations” (clarifies classification of liabilities arising from business combinations and subsequent measurement at fair value), NIIF 8 “Operating Segments” (requires more disclosure about the aggregation criteria of operating segments), and IAS 24 “Related Party Disclosures” (requires more disclosure and clarifies that a management entity is a related party subject to the related party disclosures).

“IFRS Annual improvements – 2011-2013 Cycle” These improvements are effective from 1 July 2014 and are not expected to have a material impact on the Company. They are related to IFRS 3 “Business Combinations” (clarifies that joint arrangements are outside the scope of IFRS 3) and IAS 40 “Investment Property” (clarifies that IFRS 3 and not the ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination).

IFRS 15, “Revenues from Contracts with Customers” IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

B.	Research and Development

Not applicable.

C.	Trend Information

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

D.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

E.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2014:

	Payments due by Period (US$in millions)
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Long-Term Debt (principal and interest)	–	–	–	–	–
Capital Lease Obligations (*)	472.9	79.0	71.2	185.3	137.4
Open Purchase Orders	–	–	–	–	–
Other Long-Term Obligations	–	–	–	–	–
Total Contractual Cash Obligations	472.9	79.0	71.2	185.3	137.4

_________________

(*)	Capital lease obligations include: (i) US$251.3 million (including US$199.2 million in principal and US$52.1 million interest payments), which relates to a financial lease between Banco de Credito del Peru and Conenhua, Huanza and us for construction of a hydroelectric power station; (ii) US$201.1 million (including US$165.0 million in principal and US$36.1 million interest payments), which relates to a sale and leaseback arrangement between Banco de Credito del Peru and El Brocal; (iii) US$15.4 million (including US$14.0 million in principal and US$1.4 million interest payments), which relates to a financial lease between Banco de Credito del Peru and BISA for construction of administrative offices; and, (iv) US$5.1 million other minors.

As of December 31, 2014, we had no other commercial commitments.

F.	Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

In calculating these figures, we utilize financial records maintained with respect to the various mining units and subsidiaries, each on a standalone basis. Within the stand-alone accounts for each mining unit or subsidiary, we then allocate cost of sales (excluding depreciation and amortization), exploration in units in operation and selling expenses in the proportion to each mineral’s commercial value (realized price multiplied by volume sold).

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2013 and 2014, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2013 and 2014 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

  Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2013	2014
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	627,285	614,539
Add:
Consolidated Exploration in units in operation	101,913	97,852
Commercial Deductions	137,811	184,483
Consolidated Selling expenses	14,482	16,605
Consolidated Cost applicable to sales	881,852	913,479

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated cost of sales Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
	2013	2014
Cost of sales by mine and mineral	(US$ in thousands)
Julcani, Gold	167	3
Julcani, Silver	15,565	23,114
Julcani, Lead	1,150	1,891
Julcani, Copper	316	190
Mallay, Silver	11,336	8,135
Mallay, Lead	6,237	5,959
Mallay, Zinc	6,468	7,497
Breapampa, Gold	46,541	35,389
Breapampa, Silver	2,944	2,459
Orcopampa, Gold	121,665	105,828
Orcopampa, Silver	4,617	3,021
Uchucchacua, Silver	100,290	130,688
Uchucchacua, Lead	6,805	8,028
Uchucchacua, Zinc	5,527	5,557
La Zanja, Gold	84,213	80,495
La Zanja, Silver	3,927	3,460
El Brocal, Gold	2,745	3,491
El Brocal, Silver	13,980	12,331
El Brocal, Lead	7,581	2,051
El Brocal, Zinc	16,030	6,478
El Brocal, Copper	78,503	96,934
Non Mining Units	90,679	71,540
Consolidated Cost of sales, excluding depreciation and amortization	627,285	614,539

Set forth below is a reconciliation of Exploration in units in operation expenses (by mine and mineral) to consolidated Exploration in units in operation expenses:

	For the year ended December 31,
	2013	2014
Exploration in units in operation by mine and mineral	(US$ in thousands)
Julcani, Gold	67	2
Julcani, Silver	6,269	10,072
Julcani, Lead	463	824
Julcani, Copper	127	83
Mallay, Silver	4,325	2,942
Mallay, Lead	2,380	2,155

	For the year ended December 31,
	2013	2014
	(US$ in thousands)
Mallay, Zinc	2,468	2,711
Breapampa, Gold	2,747	463
Breapampa, Silver	174	32
Orcopampa, Gold	54,748	50,378
Orcopampa, Silver	2,077	1,438
Uchucchacua, Silver	22,133	24,125
Uchucchacua, Lead	1,502	1,482
Uchucchacua, Zinc	1,220	1,026
La Zanja, Gold	1,159	115
La Zanja, Silver	54	5
El Brocal, Gold	-	-
El Brocal, Silver	-	-
El Brocal, Lead	-	-
El Brocal, Zinc	-	-
El Brocal, Copper	-	-
Non Mining Units	-	-
Consolidated Exploration in units in operation	101,913	97,852

Set forth below is a reconciliation of Commercial deductions (by mine and mineral) to consolidated Commercial deductions in operation expenses:

	For the year ended December 31,
	2013	2014
Commercial Deductions in units in operation by mine and mineral	(US$ in thousands)
Julcani, Gold	62	2
Julcani, Silver	5,782	6,148
Julcani, Lead	427	502
Julcani, Copper	117	53
Mallay, Silver	4,048	3,687
Mallay, Lead	2,227	2,620
Mallay, Zinc	2,310	5,153
Breapampa, Gold	104	99
Breapampa, Silver	-	-
Orcopampa, Gold	325	288
Orcopampa, Silver	-	1
Uchucchacua, Silver	35,240	35,786
Uchucchacua, Lead	2,559	2,248
Uchucchacua, Zinc	2,078	3,850
La Zanja, Gold	172	240
La Zanja, Silver	-	4
El Brocal, Gold	1,903	3,777
El Brocal, Silver	9,689	12,345
El Brocal, Lead	5,254	1,317
El Brocal, Zinc	11,110	4,105
El Brocal, Copper	54,406	102,258
Non Mining Units	-	-
Consolidated Commercial Deductions in units in operation	137,813	184,483

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the year ended December 31,
	2013	2014
Selling expenses by mine and mineral	(US$ in thousands)
Julcani, Gold	7	0
Julcani, Silver	684	979
Julcani, Lead	51	80
Julcani, Copper	14	8
Mallay, Silver	671	661
Mallay, Lead	369	484
Mallay, Zinc	383	609
Breapampa, Gold	0	367
Breapampa, Silver	0	26
Orcopampa, Gold	3	929
Orcopampa, Silver	0	27
Uchucchacua, Silver	3,000	3,094
Uchucchacua, Lead	204	190
Uchucchacua, Zinc	165	132
La Zanja, Gold	505	1,382
La Zanja, Silver	24	59
El Brocal, Gold	202	204
El Brocal, Silver	1,031	722
El Brocal, Lead	559	120
El Brocal, Zinc	1,182	379
El Brocal, Copper	5,789	5,677
Non Mining Units	0	475
Consolidated Selling expenses	16,605	14,842

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2013	2014	2013	2014	2013	2014	2013	2014
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	316	190	167	3	1,150	1,891	15,565	23,114
Add:
Exploration in units in operation	127	83	67	2	463	824	6,269	10,072
Commercial Deductions	117	53	62	2	427	502	5,782	6,148
Selling expenses	14	8	7	0	51	80	684	979
Cost applicable to sales	575	335	304	7	2,091	3,297	28,299	40,314
Divide:
Volume Sold	140	64	378	12	1,713	2,057	2,227,960	2,851,318
,	4,103	5,195	804	603	1,220	1,603	12.70	14.14

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Mallay mine:

	MALLAY
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2013	2014	2013	2014	2013	2014
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	6,237	5,959	11,336	8,135	6,468	7,497
Add:
Exploration in units in operation	2,380	2,155	4,325	2,942	2,468	2,711
Commercial Deductions	2,227	2,620	4,048	3,687	2,310	5,153
Selling expenses	369	484	671	661	383	609
Cost applicable to sales	11,213	11,217	20,380	15,425	11,628	15,970
Divide:
Volume Sold	6,570	7,253	1,146,442	1,121,202	7,614	8,609
Cost applicable to sales per unit of mineral sold (US$)	1,707	1,547	17.78	13.76	1,527	1,855

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Breapampa mine:

	BREAPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2013	2014	2013	2014
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	46,541	35,389	2,944	2,459
Add:
Exploration in units in operation	2,747	463	174	32
Commercial Deductions	104	99	0	0
Selling expenses	0	367	0	26
Cost applicable to sales	49,392	36,318	3,117	2,516
Divide:
Volume Sold	80,178	80,358	311,634	383,733
Cost applicable to sales per unit of mineral sold (US$)	616	452	10.00	6.56

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2013	2014	2013	2014
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	121,665	105,828	4,617	3,021
Add:
Exploration in units in operation	54,748	50,378	2,077	1,438
Commercial Deductions	325	288	0	1
Selling expenses	3	929	0	27
Cost applicable to sales	176,741	157,422	6,694	4,487
Divide:
Volume Sold	221,322	204,862	516,033	401,782
Cost applicable to sales per unit of mineral sold (US$)	799	768	12.97	11.17

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2013	2014	2013	2014	2013	2014
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	6,805	8,028	100,290	130,688	5,527	5,557
Add:
Exploration in units in operation	1,502	1,482	22,133	24,125	1,220	1,026
Commercial Deductions	2,559	2,248	35,240	35,786	2,078	3,850
Selling expenses	204	190	3,000	3,094	165	132
Cost applicable to sales	11,069	11,947	160,663	193,694	8,990	10,565
Divide:
Volume Sold	6,977	6,530	9,748,206	11,940,167	6,340	4,288
Cost applicable to sales per unit of mineral sold (US$)	1,586	1,830	16.48	16.22	1,418	2,464

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2013	2014	2013	2014
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	84,213	80,495	3,927	3,460
Add:
Exploration in units in operation	1,159	115	54	5
Commercial Deductions	172	240	0	4
Selling expenses	505	1,382	24	59
Cost applicable to sales	86,049	82,231	4,004	3,528
Divide:
Volume Sold	132,992	143,151	381,091	418,565
Cost applicable to sales per unit of mineral sold (US$)	647	574	10.51	8.43

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	78,503	96,934	2,745	3,491	7,581	2,051	13,980	12,331	16,030	6,478
Add:
Exploration in units in operation	0	0	0	0	0	0	0	0	0	0
Commercial Deductions	54,406	102,258	1,903	3,777	5,254	1,317	9,689	12,345	11,110	4,105
Selling expenses	5,789	5,677	202	204	559	120	1,031	722	1,182	379
Cost applicable to sales	138,698	204,869	4,850	7,472	13,393	3,488	24,699	25,398	28,322	10,962
Divide:
Volume Sold	25,266	40,198	4,619	7,874	8,392	2,759	1,460,681	1,928,243	20,011	8,007
Cost applicable to sales per unit of mineral sold (US$)	5,490	5,096	1,050	949	1,596	1,264	16.91	13.17	1,415	1,369

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON MINING UNITS
	TOTAL
	For the year ended December 31,
	2013	2014
	(US$ in thousands)
Cost of Sales, excluding depreciation and amortization	90,679	71,540
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	0	475
Total Cost applicable to sales	90,679	72,015

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 and the related Notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with IFRS and in U.S. Dollars.

A.	Operating Results

Overview

Yanacocha, the largest gold producer in South America, was established in Peru in January 1992, and commenced production activities in August 1993. Yanacocha’s operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 600 kilometers north of Lima and north of the city of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35 percent owned by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65 percent by us through our wholly-owned subsidiary Condesa, and 5 percent by IFC. Yanacocha is managed by Newmont Peru S.R.L. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Management of Yanacocha—General Manager/Management Agreement”.

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2014	2013	2012
Gold sales (in thousands of US$)	1,210,457	1,458,145	2,218,921
Gold sold (oz.) (*)	967,970	1,023,173	1,335,065
Average gold price received (US$/oz.)	1,250	1,425	1,662
Costs applicable to sales (US$/oz.)	941	961	623
Other expenses, net (in thousands of US$)	77,781	77,534	192,869
Net income (loss) (in thousands of US$)	(400,338)	(575,279)	647,875

(*) Ounces sold included El Tapado Oeste Pit, Cerro Negro Pit, Marleny Pit production and Verde Bioleach Demonstration Facility.

The Verde Bioleach Demonstration Facility relates to a development project, which production pertains to Yanacocha pad and has the following production and sales ounces:

•	2,250 ounces as of December 31, 2014. See composition as follows:

	Q1	Q2	Q3	Q4	YTD
Ounces	-	2,191	47	12	2,250

Gold sales. Gold sales decreased by 17 percent, or US$248 million, from 2013 to 2014, due to a decrease in the number of ounces sold and a decreased average realized price of gold. Lower ounces sold were proportionate to lower gold production. Gold ounces produced decreased 5 percent due to lower leach grade material placed on the leach pads containing fewer ounces (330,167 oz vs. actual-prior year of 356,088 oz caused also by lower recovery rates mainly in La Quinua 8A) and higher inventory stored in 2014 vs 2013 (327KOz 2014 vs 235Koz 2013), compared to the prior year as well as lower mill grade recovery. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) workers’ participation profit sharing of 8 percent of pre-tax profits based on Peruvian labor legislation, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased 7 percent or US$72.5 million from 2013 to 2014. Ounces sold decreased 5.4 percent from 2013 to 2014. Costs applicable to sales per ounce of gold decreased by 2 percent, from US$961 in 2013 to US$941 in 2014.

Other expense (net). Other expense (net) increased 0.3 percent or US$0.2 million from 2013 to 2014, primarily due to higher losses associated with asset sales incurred in 2014 compared to 2013.

Income tax. Yanacocha’s financial and operating results included income and mining tax of US$(30.5) million in 2014 compared to US$(203,471) million in 2013. The difference was primarily due to Yanacocha’s increased profitability as the result of lower expenses compared to the prior year.

Dividends. During the years ended December 31, 2013 and 2014, Yanacocha did not pay dividends to its partners and did not reserve any money related to reinvestment programs.

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

Stripping activity asset. Stripping costs are incurred during the production phase of surface mining in accordance with IFRIC 20 “Stripping costs in the production phase of as surface mine”, whereby a stripping asset is recognized only if all of the following criteria are met:

●	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

●	The entity can identify the component of the ore body for which access has been improved; and

●	The costs relating to the stripping activity associated with that component can be measured reliably.

The primary components of the ore body on a pit by pit basis, as well as within major pits are identified. Based on these components, stripping activities are analyzed and costs are assigned based on whether they pertained to current inventory production or improved access to future ore bodies (or components of an ore body).

Based on this analysis, Yanacocha allocates the costs associated with improved access to production stripping assets. This allocation is based on the volume of waste and ore extracted in the period compared to expected volume life-of-mine per component of ore body.

Costs allocated to the production stripping activity asset basis in the “waste-to-ore ratio” are subsequently depreciated using the method over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping costs. This depreciation is a production cost and included in the adjustments in inventories.

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Reclamation and Remediation Costs

Reclamation obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated retirement obligation is based on when spending for an existing environmental disturbance is expected to occur. Yanacocha reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site.

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

Results of Operations for the Years Ended December 31, 2014 and 2013

Sales

Gold sales. Gold sales decreased by 17 percent, or US$247 million, from 2013 to 2014, due to a decrease in the number of ounces sold and a decreased average realized price of gold. Lower ounces sold were proportionate to lower gold production. Gold ounces produced decreased 5 percent due to a decrease in the amount of leach grade material placed on the leach pads compared to prior year as well as lower mill grade and recovery. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold. Production by mine was as follows:

Mine (1)	2014	2013
	(ounces)
Cerro Yanacocha	30,713	16,393
Carachugo	286,062	437,095
Maqui Maqui	5,669	5,858
La Quinua	647,500	557,914
Total	969,944	1,017,259

(1)	Ounces produced included El Tapado Oeste Pit, Cerro Negro Pit, Marleny Pit production and Verde Bioleach Demonstration Facility.

The production obtained from Cerro Negro Pit and El Tapado Oeste Pit since January 2013 is included as part of La Quinua pad production, and the production obtained in Marleny Pit is included as part of Carachugo pad production.

Costs related to sales

Costs related to sales for the year ending December 31, 2014 and 2013 comprise:

	2014	2013
	U.S. dollars in thousands
Beginning balance of inventories	$522,597	$545,183
Acquisition of supplies	300,810	335,967
Personnel expenses	106,693	134,667
Other services	189,522	214,279
Maintenance	47,090	58,624
Power	30,485	32,549
Insurance and leases	5,415	5,301
Depreciation and amortization	360,334	349,760
Sale of by-product	(9,595)	(8,026)
Workers’ profit participation	35,055	49,259
Stripping costs capitalized	(104,487)	(65,677)
Remediation expenses related to Yanacocha
leach pad	20,314	-
Net realizable value adjustment	(95,859)	(146,051)
Ending balance of inventories	(497,669)	(522,597)
Costs related to sales	$910,705	$983,238

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) workers’ participation profit sharing of 8 percent of pre-tax profits based on Peruvian labor legislation, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased 7 percent or US$72.5 million from 2013 to 2014. Ounces sold decreased 5.4% from 2013 to 2014. Costs applicable to sales per ounce of gold increased by 2 percent, from US$961 in 2013 to US$941 in 2014.

Operating costs decreased by 13 percent from US$776.1 million in 2013 to US$674.6 million in 2014. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs. These costs decreased in 2014 primarily as a result of lower expenses in supplies, (including a decline in diesel prices beginning in the third quarter of 2014 and minor usage of CAT 785 for advance works in Marleny Pit Mining) and lower personnel expenses due to lower headcount. The volume of commercial tons mined decreased from 161.8 million DST in 2013 to US$118.8 million DST for the year ended December 31, 2014.

Workers’ profit participation decreased by 29 percent, from US$49 million in 2013 to US$35 million in 2014. This decrease is directly related to the decrease in Yanacocha’s taxable income from 2013 to 2014. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation

The portion of leach pad inventory write-downs associated with costs applicable to sales decreased from US$146 million in 2013 to US$95.8 million in 2014 due to lower costs of inventory compared to the prior year.

Inventory variation decreased by 43 percent, from US$123.5 million in 2013 to US$70.9 million in 2014, due to lower stock of ounces at the beginning of year and lower costs per ounce compared to the prior year.

Depreciation, depletion and amortization increased by 3 percent from US$349.7 million in 2013 to US$ 360 million in 2014. This increase was attributable principally to leach pad inventory write-downs combined higher depreciation associated with assets retirement costs and deferred mine development

Administrative expenses

Administrative expenses for the year ended December 31, 2014 and 2013 where comprised of:

	2014	2013
	U.S. $ in thousands
Management expenses	$19,938	$17,480
Community development expenses and
external affairs	15,653	46,482
Mining royalties to the government	8,291	7,135
Exploration and advance project	58,880	64,510
Other	2,671	3,102
Total	$38,262	$67,064

Other operating expense (net)

Other expenses, net for the years ended December 31 were as follows:

	2014	2013
	U.S. $ in thousands
Exploration and advanced projects	$58,880	$64,510
Severance program	16,438	19,323
Disposal of fixed assets	13,530	6,592
Other income	(6,149)	(8,924)
Others, net	(4,918)	(3,966)
	$77,781	$77,534

Exploration costs decreased by 23 percent, from US$20.0 million in 2013 to US$15.4 million in 2014. This decrease was attributable principally to lower drilling works in 2014 for Chaquicocha Underground and other minor exploration activities.

Advanced projects costs also decreased from US$44.5 million in 2013 to US$43.5 million in 2014. This decline was primarily due to lower activities in YTD 2014 than YTD 2013 for projects as Geotechnical Investigation Project and Verde Stage 2 Study project.

Impairment.

The 2014 financial results included an impairment loss of US$541million related exclusively to the Conga project. The discount interest rate used in the impairment calculations under the fair value less costs of sale methodology was 8.04% after taxes, which was based on a peer group of mining companies adjusted for Peru country risk. The rate is a “real” versus “nominal” rate as the cash flow models were not escalated for inflation. This discount rate was used for both segments Yanacocha and Conga.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expense of US$30.5 million in 2014 compared to US$203.5 million in 2013. The difference was primarily due to Yanacocha’s increased profitability as the result of lower expenses compared to the prior year.

Net income.

As a consequence of the foregoing, net income increased in US$184 million, from US$(575) million in 2013 to US$(400) million in 2014.

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

Costs applicable to sales

Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) workers’ participation profit sharing of 8 percent of pre-tax profits based on Peruvian labor legislation, (iii) credit from by-product sales, mainly in connection with silver sales, (iv) third party royalties, (v) write downs of ore on leach pads to net realizable value expense and (vi) other costs. Costs applicable to sales increased 2% or US$13.5 million from 2012 to 2013 despite a 23 percent decline in ounces sold. Offsetting the decline in ounces sold were higher mining costs due to the completion of major development projects in late 2012, leach pad write-downs and lower by-product credits; partially offset by reductions in workers’ profit participation and labor costs. Costs applicable to sales per ounce of gold increased by 34 percent, from US$517 in 2012 to US$692 in 2013.

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

Exploration and Advanced project expenses

Exploration costs decreased by 50 percent, from US$40.0 million in 2012 to US$20.0 million in 2013. This decrease was attributable principally to lower exploration regarding the Yanacocha Verde project combined with an overall reduction in district exploration activities.

Advanced projects costs also decreased from US$81.7 million in 2012 to US$44.5 million in 2013. This decline was primarily due to reduced activities associated with the Conga project.

Other expense (net).

Other expense (net) decreased 29 percent or US$32.9 million from 2012 to 2013 primarily due to lower employee severance program costs incurred in 2013 associated with a program to align Yanaocoha’s organization with future business needs. In addition, lower losses associated with asset sales were incurred during 2013 compared to 2012.

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

B. Liquidity and Capital Resources

As of December 31, 2014, Yanacocha had cash and cash equivalents of US$787.0 million, substantially all of which were held in U.S. Dollars, as compared to US$587.0 million as of December 31, 2013.

Cash provided by operating activities

Yanacocha’s operations generated a net cash flow from operations of US$415.8 million in 2014 and US$362 million in 2013. The net cash flow from operations in 2014 was 15% or US$53.8 million higher than in 2013. The increase was primarily driven by lower sales revenues offset by higher prices per ounce of gold, and an increase in reclamation liabilities and depreciation, accretion and amortization.

Cash used in investing activities

Net cash used in investing activities was US$216.1 million in 2014 and US$393.1 billion in 2013. In 2014, Yanacocha’s capital expenditures from its formation in 1992 through 2014 have related principally to:

•	The construction of the Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado and Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto mining operations;

•	The construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter;

•	The construction of four carbon column plants at Cerro Yanacocha and La Quinua;

•	The acquisition of both new and used mining equipment;

•	The construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of the Yanacocha Gold Mill, and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha, La Quinua mining operations;

•	The construction of Gold Mill Tailing Pipeline and equipment components. Yanacocha’s capital expenditures from its formation through December 31, 2014 totaled approximately US$5,821 million, including capital expenditures of US$1,148 million in 2012, US$311 million in 2013 and US$117 million in 2014.

In 2014, Yanacocha’s principal capital expenditures included US$37.2 million associated with the Conga Project (water first approach), US$27.5 million for equipment components, US$16.2 million for mine development at El Tapado Oeste and the Western Oxides deposits, US$10 million for the residual water treatment project, US$9.3 million for gold mill tailings improvements, US$4 million for gold mill plant improvements and US$13 million for other minor projects.

Cash used in financing activities

Net cash used in financing activities was US$0 million in both 2014 and 2013. In 2014 and 2013, Yanacocha carried no debt and accordingly had no financing costs.

C. Research and Development

Yanacocha is a mining exploration and production company and does not engage in research and development activities.

D. Trend Information

Other than as disclosed in this Annual Report and the Yancocha Financial Statements (included elsewhere in this Annual Report), Yanacocha has informed us that it is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Yanacocha’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Yanacocha has informed us that there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Yanacocha’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2014:

		Payments due by Period (US$ in millions)
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Reclamation and Remediation Liability	557.4	15.1	60.5	77.7	404.1
Open Purchase Orders receipt	12.9	12.9	-	-	-
Other Long-Term Obligations (*)	28.7	3.0	18.2	7.5	-
Total Contractual Cash Obligations	599.0	31.0	78.7	85.2	404.1

(*)	Other Long-Term Obligations includes obligations relating to social development projects and commitments.

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013, and 2014 and the related notes thereto included elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

A. Operating Results

Overview

We hold a 19.58 percent interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976, and was previously owned by the Peruvian government prior to its privatization in 1993. Freeport-McMoRan Inc. holds a majority interest in Cerro Verde.

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

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2012, 2013, and 2014:

	As of and for the year ended December 31,
	2012	2013	2014
Income statement data (1)
Total revenues (US$ in thousands)	2,127,023	1,811,488	1,467,097
Net income (US$ in thousands)	796,584	613,262	377,606

Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (tons in thousands)	64,462	52,676	46,426
Millable ore reserves (tons in thousands)	995,134	1,123,205	881,338
Probable:
Leachable ore reserves (tons in thousands)	137,691	114,990	121,954
Millable ore reserves (tons in thousands)	2,997,250	2,756,501	2,903,516
Average copper grade of leachable ore reserves (%)	0.34	0.33	0.37

	As of and for the year ended December 31,
	2012	2013	2014

Average copper grade of millable ore reserves (%)	0.38	0.37	0.38

Production (3)
Cathodes (in thousands of recoverable pounds)	118,703	104,314	124,804
Concentrates (in thousands of recoverable pounds)	475,771	452,925	375,438
Average realized price of copper sold (US$ per pound payable)	3.61	3.24	2.93

____________________

(1)	Derived from Cerro Verde’s financial statements filed with the Superintendencia del Mercado de Valores, or the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.
(2)	Reserve calculations are derived from the audited financial statements filed by Cerro Verde with the SMV. Cerro Verde used US$2.00 per pound of copper to determine copper reserves as of December 31, 2014. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.
(3)	Derived from Cerro Verde’s financial statements filed with the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.

Cerro Verde Mining Royalties

SUNAT, the Peruvian national tax authority, has assessed mining royalties on ore processed by the Cerro Verde concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2007 and the years 2008 and 2009. In July 2013, the Peruvian Tax Tribunal issued two decisions affirming SUNAT's assessments for the period December 2006 through December 2008. Decisions by the Tax Tribunal end the administrative stage of the appeal procedures for the assessments. In September 2013, Cerro Verde filed judiciary appeals related to the assessments because it continues to believe that its 1998 stability agreement exempts all minerals extracted from its mining concession from royalties, irrespective of the method used for processing those minerals. With respect to the judiciary appeal related to the assessment for the year 2008, on December 17, 2014, the Eighteenth Contentious Administrative Court rendered its decision upholding the Company’s position and nullifying SUNAT’s assessment and the Tax Tribunal´s resolution (S/ 106.4 million Nuevos Soles). On December 31, 2014, SUNAT and the Tax Court appealed this decision. The court’s position also invalidates all penalties and interest assessed by SUNAT for that period (S/ 139.7 million Nuevos Soles). The only aspect that the court denied was the refund of all payments made under protest; however, once the Company presents the court with sufficient evidence, the Company believes the court will render a decision that these payments be refunded.

If Cerro Verde is ultimately found responsible for these assessments, it may also be liable for penalties and interest, which accrues at rates that range from approximately 7 percent to 18 percent based on the year accrued and the currency in which the amounts would be payable.

On October 1, 2013, SUNAT served Cerro Verde with a demand for payment totaling 492 million Peruvian nuevos soles (US$165 million based on exchange rates as of December 31, 2014, including interest and penalties of US$97 million) based on the Peruvian Tax Tribunal’s July 2013 decisions for the period December 2006 through December 2008. As permitted by law, Cerro Verde requested and was granted an installment payment program that defers payment for six months and thereafter satisfies the amount via sixty-six equal monthly payments. As of December 31, 2014, the Company has made payments totaling 113 million Nuevo Soles (US$39.7 million) under the installment program which are presented as Other accounts receivable –Long Term in the statement of financial position. In July 2013, a hearing on SUNAT's assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. As of December 31, 2014, the aggregate amount of the assessments, including interest and penalties, for the year 2009 was 226 million Peruvian Nuevo soles (US$76 million based on exchange rates as of December 31, 2014. SUNAT may make additional assessments for mining royalties and associated penalties and interest for the years 2010 through 2013, which Cerro Verde will contest, No amounts were accrued for these assessments or the installment payment program as of December 31, 2014, because Cerro Verde believes its 1998 stability agreement exempts it from these royalties and believes any payments will be recoverable.

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

Mine Closure Provision

Cerro Verde assesses its mine closure provision annually. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, and interest rates and inflation rates. As discussed in Note 2.2(h) to the Cerro Verde Financial Statements, estimated changes in the fair value of the mine closure provision or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment.” If any change in the estimate results in an increase to the mine closure provision and related ARC, Cerro Verde will consider whether or not this is an indicator of impairment of the assets and apply impairment tests in accordance with IAS 36, “Impairments of Assets.”

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

Fair value is defined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between willing and knowledgeable parties. The fair value of assets is generally determined as the current value of future cash flows derived from the continuous use of the asset, which includes estimates, such as the cost of future expansion plans and eventual disposal, while applying assumptions that an independent market participant may take into account. The cash flows are discounted by applying a discount rate that reflects the current market, the time value of money and risks specific to the asset. See Note 2.2(g) to the Cerro Verde Financial Statements for further discussion.

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

Results of Operations for the Years Ended December 31, 2014 and 2013

Net sales. Net sales, including and mark-to-market adjustments for pounds of copper pending settlement, decreased by 19 percent, from US$1,811.5 million in 2013 to US$1,467.1 million in 2014, principally due to a decrease in average realized copper prices during 2014 and lower volume of copper sold. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2013 and 2014:

	Year ended December 31,
	2013		2014		Variation
Average price
Copper (US$/MT)	US$	7,137	US$	6,452	(10)%

Volume sold
Copper (MT)		253,828		227,402	(10)%

Average realized copper prices per metric ton decreased from US$7,137 in 2013 to US$6,452 in 2014. The volume of copper sold decreased from 253,828 tons in 2013 to 227,402 tons in 2014, due to a decrease in the volume of copper concentrates sold. The combined effect of these changes resulted in a US$344.4 million decrease in income from sales of copper in 2014 compared to 2013.

Total costs of sales. Total costs of sales increased from US$795.1 million in 2013 to US$797.5 million in 2014, due mainly to the net effect of the following:

(a)	Material and supplies consumption cost increased by 3 percent, from US$324.9 million in 2013 to US$333.5 million in 2014, mainly due to increased consumption of supplies in the mine area (associated with haulage and mining equipment);

(b)	Labor costs, including workers’ profit sharing, decreased by 20 percent, from US$215.4 million in 2013 to US$171.6 million in 2014, mainly due to a charge of US$35.2 million related to bonuses paid to employees in connection with the newly signed Union Workers collective labor agreement in 2013, and lower profit sharing in 2014 as compared to 2013 due to lower profits;

(c)	The variation of in process inventories increased from US$57.9 million in 2013 to US$70.5 million in 2014 as a result of the current mining plan of processing high grade concentrates first and then low grade concentrates;

(d)	Depreciation and amortization costs increased by 52 percent, from US$109.3 million in 2013 to US$166.6 million in 2014, mainly due to amortization of deferred stripping assets by US$ 44.9 million;

(e)	Repair and maintenance services decreased by 5 percent, from US$91.9 million in 2013 to US$87.5 million in 2014; and

(f)	Energy costs increased by 22 percent, from US$73.9 million in 2013 to US$90.2 million in 2014, mainly due to an increase in the unit cost per kilowatt during 2014 as compared to 2013.

Total operating expenses. Operating expenses decreased by 15 percent, from US$68.3 million in 2013 to US$57.8 million in 2014, due mainly to changes in the following components:

(a)	Selling expenses decreased by 21 percent, from US$68.4 million in 2013 to US$54.2 million in 2014, due mainly to lower copper sales during 2014; and

(b)	Other expenses increased by US$ 3.7 in 2014 mainly due to disposal losses associated with fixed assets.

Income tax. Income tax expense, including current and deferred expense, decreased by 28 percent, from an expense of US$333.3 million in 2013 to an expense of US$238.5 million in 2014. Net current income tax expense (including mining taxes) decreased by US$50.9 million due to lower taxable income. and lower deferred tax expense by 43.9 million (mainly related to a temporary tax difference associated with the depreciation of fixed assets).

Net income. As a result of the foregoing, net income decreased by 38 percent, from US$613.3 million in 2013 to US$377.6 million in 2014. As a percentage of net sales, net income was 26 percent in 2014, compared with 34 percent in 2013.

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

	Year ended December 31,
	2012		2013		Variation
Average price
Copper (US$/MT)	US$	7,965	US$	7,137	(10)%

Volume sold
Copper (MT)		267,040		253,828	(5)%

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

Total costs of sales. Total costs of sales increased by 4 percent, from US$765.8 million in 2012 to US$795.1 million in 2013, due mainly to the net effect of the following:

(a)	Material and supplies consumption costs decreased by 1 percent, from US$327.3 million in 2012 to US$324.9 million in 2013, mainly due to the decrease in certain materials consumption used in the concentrator process;

(b)	Labor costs, including workers’ profit sharing, increased by 21 percent, from US$177.7 million in 2012 to US$215.4 million in 2013, due mainly to a charge of US$35.2 million related to bonuses paid to employees in connection with the newly signed Union Workers collective labor agreement;

(c)	The variation of in process inventories decreased from US$32.5 million in 2012 to US$57.9 million in 2013 as a result of the current mining plan of processing high grade concentrates first and then low grade concentrates;

(d)	Depreciation and amortization costs increased by 14 percent, from US$95.9 million in 2012 to US$109.3 million in 2013, due mainly to depreciation charges as the level of fixed assets increased (machinery and equipment);

(e)	Repair and maintenance services increased by 8 percent, from US$85.4 million in 2012 to US$91.9 million in 2013; and

(f)	Energy costs increased by 1 percent, from US$73.1 million in 2012 to US$73.9 million in 2013, mainly due to an increase in the unit cost per kilowatt during 2013.

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

Income tax. Income tax expense, including current and deferred expense, decreased by 27 percent, from an expense of US$454.6 million in 2012 to an expense of US$333.3 million in 2013. Net current income tax expense (including mining taxes) decreased by US$50.9 million due to lower taxable income, and lower deferred taxes decreased by 70.34 million (mainly related to higher deferred expense in 2012 related to the construction of the water treatment plant and mark-to-market adjustments).

Net income. As a result of the foregoing, net income decreased by 23 percent, from US$796.6 million in 2012 to US$613.3 million in 2013. As a percentage of net sales, net income was 34percent in 2013, compared with 37 percent in 2012.

B. Liquidity and Capital Resources

As of December 31, 2014, Cerro Verde had cash and cash equivalents of US$19.6 million, compared to US$854.6 million at December 31, 2013.

Cash provided by operating activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents provided by operating activities were US$318.1 million in 2014 and US$768.3 million in 2013. This decrease in net cash flow provided by operating activities in 2014 compared with 2013 was mainly attributable to the following factors: (i) a decrease in proceeds from sales from US$1,691 million in 2013 to US$1,976 million in 2014; (ii) an increase in payment of income tax from US$275 million in 2013 to US$315 million in 2014 , and (iv) an increase in payments under protest related to tax assessments from SUNAT from US$ 44 million in 2013 to US$ 166 million in 2014.

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

Cash used in investing activities for the years ended December 31, 2014 and 2013. Net cash used in investing activities increased from US$1,340.5 million in 2013 to US$1,600.9 million in 2014, mainly due to: an increase in purchases of property, plant and equipment mainly related to the expansion of production at Cerro Verde from US$1,066 million in 2013 to US$1,772 million in 2014, which was partially offset by the cancellation in 2014 of a time deposit in the amount of US$225 million in a local bank to endorse a guarantee letter as an injunction to SUNAT in 2013.

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

Cash used in financing activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents used in financing activities was US$447.8 million in 2014, mainly associated with withdrawals in the amount of US$425 million from the US$1.8 billion under a syndicated credit facility that we entered into in March 2014. Net cash used in financing activities was US$0.8 million in 2013.

Cash used in financing activities for the years ended December 31, 2013 and 2012. Net cash and cash equivalents used in financing activities was US$0.8 million in 2013 and US$0 in 2012.

Long-term Debt

As of December 31, 2014, Cerro Verde had total long term debt of US$425 million in connection with amounts drawn from a five year US$1.8 billion unsecured credit facility and financial lease contract liability amounting to US$0.5 million (US0.2 million as current portion and US$0.3 million as non-current portion).

C. Research and Development

Not applicable.

D. Trend Information

Expansion of operations

During 2010, Cerro Verde completed its concentrator plant expansion to increase the treatment of copper concentrate from 108,000 to 120,000 tons per day. During the second half of 2011, Cerro Verde completed the feasibility study for a major expansion of its concentrator and leaching facilities. The approximately US$4.6 billion project which are expected to expand the concentrator facilities from 120,000 tons per day of ore to 360,000 tons per day, targeting incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016. Cerro Verde submitted the EIS to the Peruvian authorities for review and approval in December 2011 and received approval from the MEM in December 2012. In 2012, Cerro Verde continued with the execution of its unit of production expansion by undertaking detailed engineering studies and procuring long-lead items. As of December 31,2014, the physical progress in the execution of the expansion project is 51.7% and the company has invested a total of US$ 3.1 billion.

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

F. Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2014:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-5 years	More than 5 years
Provision for Remediation and Mine Closure	120	-	-	120
Other Current and Long-Term Contractual Obligations	874	471	403	-
Total Contractual Cash Obligations	994	471	403	120

ITEM 6.             Directors, Senior Management and Employees

A.  Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the Annual Obligatory Meeting, for a three-year term. The last election took place in March 2014, and the next election is scheduled for March 2017. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides	60	Chairman of the Board	1980	March 2017
Jose Miguel Morales (1)	69	Director	2012	March 2017
Igor Gonzales	60	Director	2014	March 2017
Felipe Ortiz-de-Zevallos	67	Director	2003	March 2017
Carlos del Solar	74	Director	2011	March 2017
Germán Suárez	73	Director	2005	March 2017

Executive Officers
Roque Benavides (1)	60	President and Chief Executive Officer	2001
Carlos E. Gálvez	61	Vice President and Chief Financial Officer	2001
Raúl Benavides (1)	59	Vice President Business Development	2014
Alejandro Hermoza	53	Vice President Community Relations	2008
Igor Gonzales	63	Vice President Operations	2014
Gulnara la Rosa	50	General Counsel	2012
Leandro Garcia	46	General Comptroller and Compliance Officer	2011

________________________

(1)	Roque Benavides is the brother of Raúl Benavides, and José Miguel Morales is the brother-in-law of Roque Benavides and Raúl Benavides.

Set forth below is biographical information concerning members of our management.

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

Igor Gonzales, Director, Vice President Operations and member of the Nominating/Corporate Governance Committee. Mr. Gonzales is a Chemical Engineer from San Antonio Abad University, Cusco, Peru, with 35 years of experience. He is currently a Managing Partner at Magris Resources. He has been a director since February 27, 2014. He was Vice President and General Manager of Pierina Mine Peru, President of Barrick South America, Chief Operating Officer of Barrick Gold Corporation and worked for Southern Peru Copper Corporation Toquepala –Perú from 1980 to 1997. He has been a director of Hudbay Minerals Incorporated, Sierra Metals and Minera Corona. Mr. Gonzales received an M.S. in Extractive Metallurgy from New Mexico Institute of Mining and Technology – Socrro, N.M U.S.A. in 1983 and completed the Advance Management Programme at Henley Management College-England in 2007.

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

Raúl Benavides Ganoza, Vice President Explorations. Mr. Benavides has been Vice President of Explorations since 2014. Prior to serving in his role as Vice President of Explorations, he was Vice President of Business Development since 1992. He is also a member of the Executive Committee of Yanacocha and board member of Cerro Verde and several of our related companies. From 1984 to 1996 he was General Manager (CEO) of Compañía de Minas Orcopampa. Prior to that time, Mr. Benavides was Manager of Operations from 1983 to 1984 and Mine Manager from 1980 to 1983 at Colquirrumi. Since 1995, he has been a professor of mining administration at Pontificia Universidad Católica del Perú. Mr. Benavides also has served as President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering), was also the Founder and President of the Instituto de Seguridad Minera del Perú (Mining Safety Institute of Peru) from 1996 to 2000. Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Advanced Management Program at The Harvard Business School in 2001.

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

B. Compensation

During the year ended December 31, 2014, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$11.4 million, including director’s fees accrued in 2013 and paid in 2014. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers.

We have a long-term stock appreciation program, with a term of ten years once initiated, that allows certain executives to receive a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of our ADSs. This program is in effect as long as the executives are employed by us at the settlement date of the program. See Note 15(c) to the Financial Statements.

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

D. Employees

As of December 31, 2014, we, including our subsidiaries and Coimolache, had 3,292 employees (including 32 employees from our mining trainee program). In addition, we have entered into arrangements with independent contractors which employed 12,456 persons who worked at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2014, the average tenure of Buenaventura’s permanent laborers was approximately 11 years.

Of the 2,740 permanent employees employed by Buenaventura and its subsidiaries directly, approximately 46 percent are members of 11 different labor unions (including four unions for clerical workers, six unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. There are also five unions for workers employed by independent contractors that were formed over the last five years in our mines at Uchucchacua, Orcopampa-Poracota, La Zanja, Julcani and El Brocal.

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

During 2014, we experienced strikes in three of our mines. Between January and March, we had three strikes at Uchucchacua mine; two claiming the rehearing of a syndicate leader (9 days) and the last one related to the death of a contractor´s employee (2 days). In April and May of 2014, El Brocal experienced a four day work stoppage at the Colquijirca mine in connection with salary negotiations and the collective bargaining agreement. Finally, in July, 2014 we experienced a strike at the Orcopampa mine that lasted for three days and was staged by workers’ and contractors’ unions claiming unsuitable working conditions. The Peruvian Ministry of Labor declared Uchucchacua´s and Orcopampa´s work stoppages illegal.

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

In addition, we pay ESSALUD 9 percent of our total payroll for general health services for all permanent employees. Further, Law No. 26790 also requires us to provide private insurance representing an average payment equal to 1.30 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

E. Share Ownership

As of March 31, 2015, our directors and executive officers, as a group, owned 41,588,448 Common Shares, representing 16.36 percent of all the 254,186,867 Common and Investment Shares outstanding. Our directors and executive officers do not own any Investment Shares.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2015 is set forth below:

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Roque Benavides †	13,912,006	5.48			13,912,006	5.47
Timothy Snider	—	—	—	—	—	—
José Miguel Morales †	13,813,836	5.44			13,813,836	5.43
Igor Gonzalez	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Carlos del Solar	—	—	—	—	—	—
Germán Suárez	—	—	—	—	—	—
Raúl Benavides †	13,813,836	5.44		—	13,813,836	5.43
Carlos E. Gálvez.	48,770	0.02	—	—	48,770	0.02
Alejandro Hermoza	—	—	—	—	—	—
Gulnara la Rosa	—	—	—	—	—	—
Leandro Garcia	—	—	—	—	—	—
Directors and Executive Officers as a Group †	41,588,448	16.39			41,588,448	16.36
__________________________

†	Includes Common Shares owned by the applicable Benavides family member and his or her spouse.

ITEM 7.            Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2015, we had 274,889,924 Common Shares outstanding, including 21,144,734 treasury shares, and 744,640 Investment Shares, including 272,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2015, with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares (1)(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares (1)(3)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares (1)(4)

Benavides Family(5)	69,187,744	27.27	—	—	69,187,744	27.22
Market Vectors ETF Trust Gold Miners ETF	19,784,969	7.79			19,784,969	7.78
Van Eck Associates Corp	16,720,870	6.59	—	—	16,720,870	6.57
Templenton Asset Managament Ltd. Hong Kong	12,532,458	4.94	—	—	12,532,458	4.93
T. Rowe Price Associates In.	7,974,078	3.14	—	—	7,974,078	3.13
BlackRock Fund Advisors	7,029,000	2.77	—	—	7,029,000
BlackRock Investment Managament (UK) Ltd.	6,802,157	2.68	—	—	6,802,157	2.76

______________

(1)	The table above excludes treasury shares. As of March 31, 2015 Buenaventura held 14,474 common shares and 1,230 Investment Shares and our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 271,733 Investment Shares.
(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.
(3)	Percentage calculated on the basis of 417,677 Investment Shares outstanding, which excludes 272,963 treasury shares.
(4)	Percentage calculated on the basis of 254,186,867 Common Shares and Investment Shares outstanding, which excludes 21,447,697 treasury shares.
(5)	These Common Shares are owned by certain members, and their spouses, of the immediate and extended family of Elsa Ganoza Benavides (spouse of the late Alberto Benavides de la Quintana, our founder and former Chairman).

As of March 31, 2015, we estimate that 185,756,736 ADSs were held in the United States, which represented approximately 73.21 percent of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 69 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) totaled US$4.7 million in 2013 and US$2.8million in 2014.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3 percent royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$67.2 million, US$44.2 million and US$36.9 million in 2012, 2013 and 2014, respectively, and are presented as royalty income in our consolidated statements of income.

Condesa did not receive a cash dividend from Yanacocha in 2012, 2013 or 2014.

We did not receive a cash dividend from Cerro Verde in 2012, 2013 or 2014.

We received cash dividends from Coimolache of approximately US$9.8 million in 2013 and US$12.9 million in 2014.

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

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for us operating and managing the transmission project, Yanacocha pays an annual fee of US$3.7 million. The revenues for these services amounted to approximately US$1.7 million in 2012, US$0.9 million in 2013, and US$0.9 million in 2014.

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

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache, Cerro Verde and Yanacocha), 20% of attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such annual obligatory shareholders’ meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20 percent of the total Common Shares outstanding can request a dividend of 50 percent or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8 percent of pre-tax profits (which may differ from pre-tax profits determined under IFRS due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid. Next, remaining earnings are taxed at the standard corporate income tax rate, which has been 30 percent since January 1, 2004. Such rate has been reduced to 28% for 2015 and 2016, to 27% for 2017 and 2018 and to 26% for 2019 and thereon. Not less than 10 percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20 percent of the paid-in share capital. In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders. Any dividend approved by a shareholders’ meeting after December 31, 2002 has been subject until 2014 to an additional withholding tax at the rate of 4.1 percent of the total amount of dividends distributed to shareholders who are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. For dividends paid out from our accumulated net profits after December 31, 2014, such withholding rate has been increased to 6.8% for 2015 and 2016, to 8.0% for 2017 and 2018 and to 9.3% for 2019 and thereon. Dividends paid to domiciled companies or entities are not subject to such withholding tax. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Nuevos Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs have been subject until 2014 to a Peruvian withholding income tax of 4.1 percent. Such withholding rate has been increased for dividends paid out from our accumulated net profits after December 31, 2014 to 6.8% for 2015 and 2016, to 8.0% for 2017 and 2018 and to 9.3% for 2019 and thereon. See “Item 10. Additional Information – E. Taxation – Peruvian Tax Considerations.”

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2011 to 2014. Dividends with respect to the years 2011 to 2014 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2011	0.230	0.400	0.630	0.230	0.400	0.630	0.230	0.400	0.630
2012	0.200	0.300	0.500	0.200	0.300	0.500	0.200	0.300	0.500
2013	0.010	0.011	0.021	0.010	0.011	0.021	0.010	0.011	0.021
2014	0.023	0.000	0.023	0.023	0.000	0.023	0.023	0.000	0.023

_______________________

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

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

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2011	2.50	136.00	98.72	323.19	49.53	35.33	0.02	110.00	98.00
2012	2.14	117.00	82.55	236.34	43.90	30.86	0.22	109.30	75.00
2013	2.06	90.99	29.70	472.08	36.58	10.54	0.00	30.00	30.00
2014	0.44	39.80	28.11	467.73	14.82	8.64	0.001	26.00	26.00

Quarterly highs and lows

2013
1st quarter	0.60	90.09	63.80	82.42	36.58	24.00	0.00	-	-
2nd quarter	0.90	65.05	37.00	106.66	26.11	13.38	0.00	-	-
3rd quarter	0.34	42.50	31.20	143.18	15.64	11.20	0.001	30.00	30.00
4th quarter	0.22	40.81	29.70	139.98	14.99	10.54	0.00	-	-

2014
1st quarter	0.22	39.00	31.45	136.12	14.12	11.08	0.001	26.00	26.00
2nd quarter	0.04	38.00	28.11	111.12	13.88	9.75	-	-	-
3rd quarter	0.15	39.80	29.40	93.37	14.82	10.71	-	-	-
4th quarter	0.02	34.00	29.40	127.130	12.28	8.64	-	-	-

Monthly highs and lows

2014
October	0.007	34.00	33.40	41.01	12.28	9.04	-	-	-
November	0			39.80	10.35	8.64	-	-	-
December	0.008	31.55	29.40	46.31	10.91	8.90	-	-	-
2015
January	0.056	34.60	31.55	11.88	11.88	9.30	-	-	-
February	0.095	35.51	32.30	11.60	11.60	10.21	-	-	-
March	0.097	35.44	31.00	11.76	11.76	9.80	-	-	-

____________________

(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2015, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100 percent of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2015, there were 1,191 owners of record of the Common Shares and 902 owners of record of the Investment Shares.

B. Plan of Distribution

Not applicable.

C. Markets

The Common Shares and ADSs representing the Common Shares (each ADS representing one Common Share) have been listed and traded on the New York Stock Exchange under the symbol “BVN.” In addition, the Common Shares and Investment Shares are listed and traded on the Lima Stock Exchange.

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

The Board of Directors meets when called by the Chairman of the Board, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, as amended by Law No. 30050 in force since June 27, 2013, provides that directors and managers are liable for economic damages or any other kind of damages caused to us by any transaction we may enter into with them.

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

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only in the event that the agreement relates to operations the company performs in the regular course of business and in an arms-length transaction. Furthermore, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company’s Board of Directors. Directors are jointly liable to the company and the company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law. In addition, as mentioned above, Article 3 of Law No. 29720 as amended provides that directors and managers are liable for economic or other damages that they may cause because of the approval of resolutions that favor such director’s, or a related party’s, interest instead of the company’s, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s length conditions and represents at least 10% of such Company’s assets.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law. Shareholders’ meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least 5 percent of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of at least 5 percent of the Common Shares, the shareholders’ meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, such holders of at least 5 percent of the Common Shares may request a notary public or a judge to convene the meeting. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or in any other way amend the terms of the summons already made upon the request of at least 5 percent of the Common Shares or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. The notary public or the judge of the domicile of the company shall call for the shareholders meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta such as ourselves. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally commenced, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

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

Changes in Capital

Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than is required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as us, from including in their By-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. We cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such agreement is recorded in our Share Register (matrícula de acciones) or in CAVALI ICLV S.A.

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

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding Income Tax, at a rate of 4.1 percent over the dividend paid (as long as such dividend is paid out from our accumulated net profits as of December 31, 2014), when the dividend is paid to shareholders that are: (i) individuals, whether resident or nonresident in Peru or (ii) nonresident entities. As a general rule, the distribution of additional Common Shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to Common Shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian Income Tax or withholding taxes. If the dividend distribution is paid out from our net profits after December 31, 2014, the Peruvian withholding Income Tax rate will increase to 6.8 percent, if the distribution is approved during 2015 and 2016, to 8 percent if it is approved during 2017 and 2018, and to 9.3 percent if it is approved in 2019 or later.

Law No. 30296, enacted on December 31, 2014, established certain amendments to the Peruvian Income Tax Law, or the ITL, effective from January 1, 2015. The most significant changes are the following: (i) a gradual increase of Peruvian withholding income tax over dividends paid from 4.1 percent to 6.8 percent in 2015 and 2016, to 8.0 percent in 2017 and 2018, and to 9.3 percent in 2019 and beyond. These tax rates will apply to profit distribution adopted or made available in cash or in kind, whichever occurs first, since January 1, 2015; and (ii) Peruvian withholding income tax of 4.1 percent will be applied to retained earnings or other items subject to generate taxable dividends, obtained up to December 31, 2014, and forming part of dividends distribution or any other profit distribution.

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

On December 31, 2010, Law No. 29645 was promulgated and took effect from January 1, 2011. This law states that in any transaction of Peruvian securities through the Lima Stock Exchange, CAVALI ICLV S.A. (the Peruvian clearing house) will act as withholding agent. As a result of this amendment, the nonresident will no longer have to self-assess and pay its Income Tax liability directly to the Peruvian Tax Administration.

Law No. 29645 has technically been in force since January 1, 2011. Implementing regulations were enacted in July 2011, and CAVALI ICLV S.A. began acting as a withholding agent on November 1, 2011. As a result, with regard to securities transferred through the Lima Stock Exchange by a nonresident transferor subsequent to November 1, 2011, such nonresident transferor is no longer obliged to self-assess and pay its Income Tax liability directly to Peruvian tax authorities within the first 12 working days following the month in which Peruvian source income was earned.

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

As of March 31, 2015, we had no fixed price commitments for the sale of our metals. As of March 31, 2015, we had no silver derivative contracts or gold convertible put option contracts in place.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2015.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. Dollar (Nuevos Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 31 to the Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

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

Fees Incurred in Past Annual Period

From January 1, 2014 to April 30, 2015, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2014, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework (1992). Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2014.

Our independent registered public accounting firm, Paredes, Zaldívar, Burga & Asociados S.Civil de R.L., has issued an attestation report on our internal control over financial reporting, which is included below.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” - the COSO criteria. Compañía de Minas Buenaventura S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 of Compañía de Minas Buenaventura S.A.A. and subsidiaries and our report dated April 29, 2015, expressed an unqualified opinion thereon.

Lima, Peru,

April 29, 2015

/s/ Paredes, Zaldívar, Burga Asociados & S.Civil de R.L.
Countersigned by:

/s/ Victor Burga
Victor Burga
C.P.C.A. Register No. 14859

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.]

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

ITEM 16C.          Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Paredes, Zaldívar, Burga & Asociados S.Civil de R.L., a member firm of Ernst & Young Global, be elected as the independent auditor for 2014. Paredes, Zaldívar, Burga & Asociados S.Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2013 and 2014, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Paredes, Zaldívar, Burga & Asociados S.Civil de R.L. for 2013 and 2014.

	Year ended December 31,
	2013		2014
Audit Fees	US$	1,248,382	US$	564,513
Tax Fees	US$	175,586	US$	123,208
All other fees	US$	28,658	US$	62,547
Total	US$	1,452,626	US$	750,268

Audit Fees. Audit fees in the above table are the aggregate fees billed by Paredes, Zaldívar, Burga & Asociados S.Civil de R.L. in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2013 and 2014.

Tax Fees. Tax fees in the above table are fees billed by Paredes, Zaldívar, Burga & Asociados S.Civil de R.L. in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the Policy. In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members an engagement letter is executed. The Audit Committee approved all audit and tax fees in 2013 and 2014.

ITEM 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2014, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

ITEM 16H.       Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.       Financial Statements

Not applicable.

ITEM 18.       Financial Statements

Please refer to Item 19.

ITEM 19.       Exhibits

(a)	Index to Financial Statements and Schedules

(b)	Index to Exhibits

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañí a de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A., dated June 1, 2005 (incorporated by reference from Compañ ía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

___________________

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ Carlos E. Gálvez Pinillos
Carlos E. Gálvez Pinillos
Chief Financial Officer

Dated: April 30, 2015

Exhibit Index

Exhibit No.	Document Description

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics. (incorporated by reference from Compania de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 203, field on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

____________________

† Filed herewith.

F-1

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2014, 2013 and 2012, together with the Report of Independent Registered Public Accounting Firm

F-2

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2014, 2013 and 2012, together with the Report of Independent Registered Public Accounting Firm.

Content

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated financial statements of Compañía de Minas Buenaventura S.A.A. (a Peruvian public corporation) and subsidiaries (together the “Group”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, statements of other comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2014, 2013 and 2012. These consolidated financial statements are the responsibility of the Group's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Minera Yanacocha S.R.L (an associate in which the Company has a 43.65% interest through its subsidiary, Compañía Minera Condesa S.A.). In the consolidated statements of financial position, the Group’s investment in Minera Yanacocha S.R.L. , is stated at US$1,186 million and US$1,361 million as of December 31, 2014 and 2013, respectively; and the Group’s equity in the results of Minera Yanacocha S.R.L. is stated at a loss of US$175 million and US$251 million for the years ended December 31, 2014 and 2013, respectively and a profit of US$283 million for the year ended December 31, 2012. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and Subsidiaries as of December 31, 2014 and 2013, and their results of operations and their cash flows for each of the years ended on December 31, 2014, 2013 and 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Report of Independent Registered Public Accounting Firm (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compañía de Minas Buenaventura S.A.A.´s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” and our report dated April 29, 2015 expressed an unqualified opinion thereon.

Lima, Peru,

April 29, 2015

Countersigned by:

/s/ Victor Burga
Victor Burga
C.P.C.A. Register No. 14859

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2014 and 2013

	Note	2014	2013
		US$(000)	US$(000)
			Note 2.1
Assets
Current assets
Cash and cash equivalents	7	78,512	51,276
Trade and other receivables, net	8(a)	281,604	263,583
Inventories, net	9(a)	150,284	175,719
Income tax credit		53,746	37,370
Prepaid expenses		16,954	14,597
Embedded derivative for sale of concentrates, net	30(b)	-	1,857
Derivative financial instruments	30(a)	3,688	-
		584,788	544,402
Assets held for sale	1(e)	18,683	-
		603,471	544,402
Non-current assets
Trade and other receivables, net	8(a)	26,651	28,079
Long-term inventories	9(a)	34,088	23,366
Investments in associates	10(a)	2,224,381	2,350,302
Mining concessions, development costs, property, plant and equipment, net	11	1,715,452	1,515,460
Investment properties, net	12	11,200	-
Deferred income tax asset, net	26(a)	47,675	83,525
Intangibles, net		4,592	490
Other assets		4,764	6,643
		4,068,803	4,007,865
Total assets		4,672,274	4,552,267
Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	13	40,000	-
Trade and other payables	14(a)	254,000	301,811
Current provisions	15(a)	67,895	69,800
Income tax payable		3,556	2,140
Embedded derivatives for sale of concentrate, net	30(b)	9,072	-
Financial obligations	16(a)	69,950	11,370
Derivative financial instruments	30(a)	-	1,093
		444,473	386,214
Liabilities directly associated with the assets held for sale	1(e)	28,890	-
		473,363	386,214
Non-current liabilities
Trade and other payables	14(a)	15,240	12,229
Other non-current provisions	15(a)	63,571	106,376
Financial obligations	16(a)	313,355	223,027
Contingent consideration liability	5	23,026	-
Deferred income tax liabilities, net	26(a)	21,594	-
		436,786	341,632
Total liabilities		910,149	727,846
Shareholders ‘equity, net	17
Capital stock		750,497	750,497
Investment shares		1,396	1,396
Additional paid-in capital		219,055	219,055
Legal reserve		162,710	162,663
Other reserves		269	269
Retained earnings		2,328,423	2,413,130
Other reserves of equity		1,755	104
Shareholders ‘equity, net attributable to owners of the parent		3,464,105	3,547,114
Non-controlling interest	18(a)	298,020	277,307
Total shareholders’ equity, net		3,762,125	3,824,421
Total liabilities and shareholders’ equity, net		4,672,274	4,552,267

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2014, 2013 and 2012

	Note	2014	2013	2012
		US$(000)	US$(000)	US$(000)
			Note 2.1	Note 2.1
Continuing operations
Operating income
Net sales	20(a)	1,138,913	1,215,421	1,422,843
Royalty income	28(a)	36,867	44,185	67,178
Total operating income		1,175,780	1,259,606	1,490,021
Operating costs
Cost of sales, excluding depreciation and amortization	21	(614,539)	(627,285)	(571,243)
Exploration in operating units	22	(97,852)	(101,913)	(103,215)
Depreciation and amortization		(208,698)	(159,140)	(111,025)
Mining royalties	23	(28,440)	(30,402)	(37,496)
Total operating costs		(949,529)	(918,740)	(822,979)
Gross profit		226,251	340,866	667,042
Operating expenses
Administrative expenses	24	(101,102)	(75,118)	(94,118)
Exploring in non-operating areas	25	(50,007)	(32,805)	(95,491)
Selling expenses		(16,605)	(14,842)	(15,491)
Excess of workers’ profit sharing		-	(704)	(2,164)
Other, net		3,059	(2,154)	19,172
Total operating expenses, net		(164,655)	(125,623)	(188,092)
Operating profit		61,596	215,243	478,950
Other income (expense), net
Share in the results of associates under equity method	10(b)	(74,600)	(114,145)	478,987
Finance costs		(11,318)	(9,896)	(8,290)
Net gain (loss) from currency exchange difference		(8,452)	(7,192)	1,855
Gain on business combination	5	59,852	-	-
Finance income		8,408	6,621	9,486
Total other income (expenses), net		(26,110)	(124,612)	482,038
Profit before income tax		35,486	90,631	960,988

Current income tax	26(c)	(19,006)	(57,328)	(130,507)
Deferred income tax	26(c)	(47,006)	(29,154)	(12,451)
Net profit (loss) from continuing operations		(30,526)	4,149	818,030

Discontinued operations
Loss from discontinued operations	1(e)	(31,114)	(83,885)	(57,510)
Profit (loss) for the year		(61,640)	(79,736)	760,520
Attributable to:
Owners of the parent		(76,065)	(107,257)	701,100
Non-controlling interest	18(a)	14,425	27,521	59,420
		(61,640)	(79,736)	760,520
Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars	17(f)	(0.30)	(0.42)	2.76
Profit (loss) for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in US dollars	17(f)	(0.18)	(0.09)	2.98

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2014, 2013 and 2012

	Note	2014	2013	2012
		US$(000)	US$(000)	US$(000)
			Note 2.1	Note 2.1
Net profit (loss)		(61,640)	(79,736)	760,520

Other comprehensive profit (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on cash flow hedges of a subsidiary		4,781	(1,093)	(1,283)
Loss on available-for-sale investments		(80)	(434)	(715)
Income tax effect		(1,581)	378	439

		3,120	(1,149)	(1,559)
Total other comprehensive income (loss)		(58,520)	(80,885)	(758,961)

Attributable to:
Equity holders of the parent		(74,414)	(108,078)	699,957
Non-controlling interests		15,894	27,193	59,004

		(58,520)	(80,885)	758,961

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2014, 2013 and 2012

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non-controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2012	253,729,664	750,540	2,019	225,978	162,639	269	2,050,832	2,068	3,194,345	262,198	3,456,543
Net profit	-	-	-	-	-	-	701,100	-	701,100	59,420	760,520
Other comprehensive loss	-	-	-	-	-	-	-	(1,143)	(1,143)	(416)	(1,559)
Total other comprehensive income	-	-	-	-	-	-	701,100	(1,143)	699,957	59,004	758,961

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(152,666)	-	(152,666)	(44,881)	(197,547)
Capital reduction in Minera La Zanja S.R.L., note 17(e)	-	-	-	-	-	-	-	-	-	(12,674)	(12,674)
Treasury shares purchase	-	-	(620)	(6,507)	-	-	-	-	(7,127)	-	(7,127)
Expired dividends	-	-	-	-	24	-	-	-	24	-	24
As of December 31, 2012, note 2.1	253,729,664	750,540	1,399	219,471	162,663	269	2,599,266	925	3,734,533	263,647	3,998,180

Net loss, note 2.1	-	-	-	-	-	-	(107,257)	-	(107,257)	27,521	(79,736)
Other comprehensive loss	-	-	-	-	-	-	-	(821)	(821)	(328)	(1,149)
Total other comprehensive income	-	-	-	-	-	-	(107,257)	(821)	(108,078)	27,193	(80,885)

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(78,879)	-	(78,879)	(13,533)	(92,412)
Treasury shares purchase	(14,474)	(43)	(3)	(416)	-	-	-	-	(462)	-	(462)
As of December 31, 2013, note 2.1	253,715,190	750,497	1,396	219,055	162,663	269	2,413,130	104	3,547,114	277,307	3,824,421
Net profit (loss)	-	-	-	-	-	-	(76,065)	-	(76,065)	14,425	(61,640)
Other comprehensive profit	-	-	-	-	-	-	-	1,651	1,651	1,469	3,120
Total other comprehensive profit (loss)	-	-	-	-	-	-	(76,065)	1,651	(74,414)	15,894	(58,520)

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(8,642)	-	(8,642)	(8,880)	(17,522)
Expired dividends	-	-	-	-	47	-	-	-	47	-	47
Increases in non-controlling interest	-	-	-	-	-	-	-	-	-	13,699	13,699

As of December 31, 2014	253,715,190	750,497	1,396	219,055	162,710	269	2,328,423	1,755	3,464,105	298,020	3,762,125

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
		Note 2.1	Note 2.1
Operating activities
Proceeds from sales	1,144,394	1,351,359	1,410,120
Value added tax recovered	39,685	66,921	40,940
Royalty received	31,252	50,562	76,106
Dividends received	12,938	9,803	16,467
Interest received	8,333	8,235	8,606
Payments to suppliers and third parties	(805,413)	(752,813)	(812,721)
Payments to employees	(203,496)	(216,799)	(201,494)
Payments of mining royalties	(22,631)	(30,623)	(38,985)
Income tax paid	(33,161)	(66,427)	(136,336)
Interest paid	(9,405)	(11,494)	(1,485)
Net cash and cash equivalents provided by operating activities	162,496	408,724	361,218
Investing activities
Proceeds from settlement of financial assets at fair value through profit or loss	-	52,944	-
Proceeds from collection of loan to an associate	15,553	24,537	-
Proceeds from sale of mining concessions, development costs, property, plant and equipment	1,681	5,010	255
Additions to mining concessions, development costs, property, plant and equipment	(227,564)	(503,576)	(468,456)
Payments for acquisition of shares in associate, net of cash acquired	(80,316)	-	-
Contributions in associates	(2,912)	(6,988)	(58,594)
Decrease in time deposits	-	-	10,121
Proceeds from sale of shares	-	-	3,658
Net cash and cash equivalents used in investing activities	(292,658)	(428,073)	(513,016)
Financing activities
Proceeds from financial obligations	177,125	236,975	74,258
Proceeds from bank loans	40,000	-	-
Payments of financial obligations	(42,205)	(260,231)	(1,068)
Dividends paid to controlling shareholders	(8,642)	(78,836)	(152,666)
Dividends paid to non-controlling shareholders	(8,880)	(13,533)	(44,881)
Purchase of treasury shares	-	(462)	-
Capital stock reduction paid to non-controlling interest	-	-	(7,980)
Net cash and cash equivalents provided by (used in) financing activities	157,398	(116,087)	(132,337)
Increase (decrease) in cash and cash equivalents for the year, net	27,236	(135,436)	(284,135)
Cash and cash equivalents at beginning of year	51,276	186,712	470,847

Cash and cash equivalents at year-end	78,512	51,276	186,712

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2014, 2013 and 2012

1.	Identification and business activity of the Group

(a)	Identification -

Compañía de Minas Buenaventura S.A.A. (hereafter “the Company”) is a publicly traded corporation incorporated in 1953. The Company stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent the Company’s shares deposited in the Bank of New York. The Company’s legal domicile is at Las Begonias Street N°415, San Isidro, Lima, Peru.

(b)	Business activity -

The Company and its subsidiaries (hereinafter “the Group") are principally engaged in the exploration, mining, concentration, smelting and marketing of polymetallic ores and metals.

The Group operates directly five operating mining units in Peru (Uchucchacua, Orcopampa, Julcani, Mallay and Breapampa), four mining units held for sale (Poracota, Recuperada, Antapite and Shila-Paula), and two mining units under development stage (Tambomayo and San Gabriel, the latter was recently acquired from Gold Fields, see Note 5). In addition, the Group has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; Molle Verde S.A. which operates Trapiche, a mining unit at the development stage; and other entities dedicated to energy generation and transmission services, construction and engineering services and other activities.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2014 were approved by the Company’s Management on April 29, 2015 and, in its opinion, will be approved without modifications in the Board of Directors and Shareholders’ Meetings within the terms established by Law.

The consolidated financial statements as of December 31, 2013 and 2012 were approved on February 24, 2014 and February 28, 2013, respectively.

Notes to the consolidated financial statements (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

		Ownership
Holding of investment in shares, rental of mining	Country of incorporation and business	December 31, 2014		December 31, 2013
concessions, exploration and development projects and		Direct	Indirect	Direct	Indirect
production and sale of minerals		%	%	%	%
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (*)	Peru	2.71	51.36	2.71	51.36
Inversiones Colquijirca S.A. (*)	Peru	99.99	-	99.99	-
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	México	100.00	-	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	Chile	90.00	10.00	90.00	10.00
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	-	70.00	-
Metalúrgica Los Volcanes S.A.	Peru	100.00	-	100.00	-
Compañía de Minas Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	-	-
Compañía Minera Nueva Italia S.A.	Peru	-	93.08	-	93.08

Energy generation and transmission services
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00	-	100.00
Empresa de Generación Huaura S.A.C.	Peru	0.01	99.99	0.01	99.99

Construction, engineering services and insurance brokerage
Buenaventura Ingenieros S.A.	Peru	99.99	0.01	99.99	0.01
BISA Construcción S.A.	Peru	-	100.00	-	100.00
Contacto Corredores de Seguros S.A.	Peru	0.02	99.98	0.02	99.98
Bisa Argentina S.A. (before Minera San Francisco)	Argentina	56.42	43.58	56.42	43.58

Industrial activities
Procesadora Industrial Rio Seco S.A.	Peru	100.00	-	100.00	-

(*)	As of December 31, 2014 and 2013, the participation of the Company in the voting rights of El Brocal is 53.72 percent. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Group’s subsidiary (99.99 percent as of December 31, 2014 and 2013), has a 51.06 percent interest in El Brocal´ s capital stock, through which the Company holds an indirect participation in El Brocal of 51.36 percent as of December 31, 2014 and 2013.

(e)	Discontinued operations

In 2014, the Group publicly announced its decision to sell its four paralyzed mining units mentioned in note 1(b); as a consequence, they are presented as mining units held for sale. According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. The sale of these discontinued mining units is expected to be completed as of December 31, 2015 through sale to third parties.

Notes to the consolidated financial statements (continued)

The major classes of assets and liabilities of these four mining units held for sale as of December 31, 2014 and 2013 are presented below:

2014
US$(000)
Asset
Cash	18
Trade and other receivables, net	849
Inventory, net	2,581
Prepaid expenses	197
Mining concessions, development costs, property, plant and equipment, net	15,038
Assets classified as held for sale	18,683

Liabilities
Trade and other payables	(5,224)
Provisions	(23,666)

Liabilities directly associated with the assets held for sale	(28,890)

Notes to the consolidated financial statements (continued)

The results of the four mining units held for sale for the years 2014, 2013 and 2012 are presented below:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Operating income
Net sales	5,117	25,835	73,506
Total income	5,117	25,835	73,506
Operating costs
Cost of sales, excluding depreciation and amortization	(28,566)	(26,094)	(53,321)
Exploration	(2,853)	(65,230)	(49,803)
Depreciation and amortization	(823)	(6,337)	(12,018)
Mining royalties	(47)	(221)	(171)
Total operating costs	(32,289)	(97,882)	(115,313)
Gross loss	(27,172)	(72,047)	(41,807)
Operating expenses, net
Administrative expenses	(523)	(2,358)	(5,177)
Selling expenses	(201)	(1,193)	(2,599)
Impairment loss	(794)	(6,594)	(3,617)
Other, net	(1,763)	(669)	(2,892)
Total operating expenses	(3,281)	(10,814)	(14,285)
Operating loss	(30,453)	(82,861)	(56,092)
Other expenses, net
Finance income	1	2	-
Finance costs	(799)	(1,074)	-
Net gain (loss) from currency exchange difference	145	180	(140)
Total other expenses, net	(653)	(892)	(140)
Loss before income tax	(31,106)	(83,753)	(56,232)
Income tax	(8)	(132)	(1,278)

Loss associated with the mining units classified as held for sale	(31,114)	(83,885)	(57,510)

The net cash flows used by the four mining units held for sale for the years 2014, 2013 and 2012 are presented below:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Operating activities	261	5,195	5,395
Investing activities	(296)	(5,325)	(5,674)
Financing activities	-	-	-
Net cash (outflow)	(35)	(130)	(279)

Notes to the consolidated financial statements (continued)

Basic and diluted earnings per share for the years 2014, 2013 and 2012, resulting from the discontinued operations are as follow:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Basic and diluted loss per share	(0.12)	(0.33)	(0.23)

2.	Basis for preparation, consolidation and accounting policies
2.1.	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

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

These consolidated financial statements provide comparative information in respect of prior periods.

In 2014, the Company modified the 2013 consolidated financial statements to give effect to: (i) discontinued operations as described in note 1(e), (ii ) the correction of the investment and equity income of the associate company Minera Yanacocha S.R.L. which resulted in a reduction of US$8,108,000 in the “Investments in associates” caption and a reduction of US$5,602,000 and US$2,446,000 in the  “Share in the results of associates under equity method” caption of the 2013 and 2012 years, respectively and (iii) reclassification of US$10,622,000 from cash to tax deposits, which are bank deposits only available to pay taxes.

2.2.	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the company and its subsidiaries to the date of the statements of financial position.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
-	Exposure, or rights, to variable returns from its involvement with the investee.
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights or a combination of rights.

Notes to the consolidated financial statements (continued)

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

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

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3.	Changes in accounting policies and disclosures

The Group applied for the first time certain standards and amendments which are effective for annual periods beginning on or after January 1, 2014. Certain standards and amendments were related to an exception to the consolidation requirement for investment entities, offsetting of financial assets and liabilities, novation of derivatives and amendments to the IFRS 13 “Fair value measurement”. These new and amended standards had no impact in the Group.

2.4.	Summary of significant accounting policies –

(a)	Foreign currencies -

The consolidated financial statements are presented in US dollars, which is also the Company’s functional currency.

For each entity, the Group determines the functional currency and the items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currency (a currency other than the functional currency) are initially recorded by the Group at the exchange rates prevailing at the dates of the transactions, published by the Superintendence of Banking and Insurance and Pension Fund Administrators (AFP for its acronym in Spanish).

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Gains or losses from exchange differences arising from the settlement or translation of monetary assets and liabilities are recognized in the consolidated statements of profit or loss.

Non-monetary assets and liabilities recognized in terms of historical cost are translated using the exchange rates prevailing at the dates of the initial transactions.

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

For purposes of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at fair value through profit or loss.
-	Loans and receivables.
-	Held-to-maturity investments.
-	Available-for-sale financial investments.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

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

This category generally applies to trade and other receivables, net.

Held-to-maturity investments -

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. The Group did not have any held-to-maturity investment as of December 31, 2014 and 2013.

Available-for-sale financial assets -

The available-for-sale financial assets include equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and may be sold in response to needs for liquidity or in response to changes in the market conditions. The Group does not have these financial assets as of December 31, 2014 and 2013.

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired.
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset or, (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Notes to the consolidated financial statements (continued)

Impairment of financial assets -

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred "loss event"), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

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

The amount of any impairment loss in the impairment identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discount at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the consolidated statements of profit or loss. Interest income (recorded as revenue in the statements of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Loans together with the associated allowance are written off when there is no realistic prospect of a future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the consolidated statements of profit or loss.

(ii)	Financial liabilities –

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, accounts payable, financial obligations, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of interest-bearing loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, financial obligations, derivatives financial instruments and embedded derivatives.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

The measurement of financial liabilities depends on their classification, as described below:

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

Loans and borrowings -

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

Derecognition -

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

(iii)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Notes to the consolidated financial statements (continued)

(c)	Cash and cash equivalents -

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

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

Notes to the consolidated financial statements (continued)

(e)	Business combinations and goodwill -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interests held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified again all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit of loss.

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

The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment individually.

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

The aggregate of the Group´s share of profit or loss of an associate is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associates.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss of its investment in associates. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss in the consolidated statements of profit or loss.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

(g)	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the obligation for mine closing and for qualifying assets, borrowing costs. The capitalized value of a finance lease is also included in this caption.

Notes to the consolidated financial statements (continued)

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Also, when a major inspection is performed, its cost is recognized in the carrying amount of plant and equipment as a replacement if the recognition criteria are satisfied. All other maintenance and repair costs are recognized in profit or loss as incurred.

Depreciation -

Unit-of-production method:

Depreciation of assets directly related to the operation of the mine, whose useful life is greater than the life of the mining unit, is calculated using the units-of-production method, which is based on economically recoverable reserves of the mining unit.

Straight-line method:

Depreciation of assets whose useful life is shorter than the life of the mining unit or used for administrative purposes is calculated using the straight-line method of accounting. The useful lives are the following:

Years

Buildings, construction and other	Between 6 and 20
Machinery and equipment	Between 5 and 10
Transportation units	5
Furniture and fixtures	10
Computer equipment	4

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end, and adjusted prospectively, if appropriate.

Notes to the consolidated financial statements (continued)

Disposal of assets -

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss when the asset is derecognized.

(h)	Leases -

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee -

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risk and rewards incidental to ownership to the Group is classified as a finance lease. Finance leases are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statements of profit or loss.

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

Group as a lessor –

Leases in which the Group does not transfer substantially all the risk and rewards of ownership of an asset are classified as operating leases.

Initial direct cost incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Notes to the consolidated financial statements (continued)

(i)	Mining concessions -

Mining concessions represent ownership of the right of exploration and exploitation to the Group on mining properties contains ore reserves acquired. Mining concessions are stated at cost and are amortized on units of production method, using as the basis of proven and probable reserves. If the Group leaves these concessions, the costs associated are written off in the consolidated statements of profit or loss.

Cost includes the fair value attributable to mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of an acquisition.

At end of each year, the Group evaluates if there is any indicator. If any impairment indicator exists, the Group estimates the asset’s recoverable amount.

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

Development costs –

When the Group’s Management approves the feasibility of the conceptual study of a project, the costs incurred to develop such property, including additional costs to delineate the ore body and remove impurities it contains, are capitalized as development costs under the caption mining concessions, development costs and property, plant and equipment, net. These costs are amortized when production begins, on the units-of-production basis over the proven and probable reserves.

The development costs include:

-	Metallurgical and engineering studies.
-	Drilling and other costs necessary to delineate ore body.
-	Removal of the initial clearing related to an ore body.

Development costs necessary to maintain production are expensed as incurred.

Notes to the consolidated financial statements (continued)

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

The stripping activity asset is initially measured at cost, which surges from an accumulation of costs directly incurred during the stripping activity. The production stripping cost is presented within mining concessions, development costs, property, plant and equipment, net in the consolidated statements of financial position.

The production stripping cost is subsequently depreciated using the units of production method over the expected useful life of the component identified of the ore body that has been made more accessible by the activity. This cost is stated at cost less accumulated depreciation and accumulated impairment losses, if any.

(l)	Investment properties –

Investment properties are measured at cost, net of accumulated depreciation and impairment loss, if any.

Depreciation of the investment properties is determined using the straight-line method with an useful life of 20 years.

Investment properties are derecognized either when they have been disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition.

Transfers are made to (or from) investment property only when there is a change in use.

Notes to the consolidated financial statements (continued)

For a transfer from investment property to an item of property, plant and equipment, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an item of property, plant and equipment becomes an investment property, the Group accounts for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

(m)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit' (CGU) fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

For assets in general, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

(n)	Share-based payments -

Senior executives of the Group receive remuneration in the form of share appreciation rights, which can only be settled in cash. For these transactions, the amount of the liability is estimated at each reporting date until settlement.

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

(o)	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for closure of mining units -

When the liability is initially recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets (property, plant and equipment). Over time, the discounted liability is increased for the change in present value based on discounted rates that reflects current market assessments and the risks specify to the liability, in addition, the capitalized cost is depreciated and/or amortized based on the useful life of the asset. Any gain or loss resulting from the settlement of the obligation is recorded in the current results.

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

If the change in estimate results in an increase in the rehabilitation liability and, therefore, an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole, and if so, tests for impairment, in accordance with IAS 36 "Impairment of Assets".

For closed mines, changes to estimated costs are recognized immediately in the consolidated statements of profit or loss.

(p)	Treasury shares -

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized as additional capital in equity. The voting rights related to treasury shares are cancelled for the Group and no dividends on such shares are allocated.

Notes to the consolidated financial statements (continued)

(q)	Revenue recognition -

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The specific recognition criteria described below must also be met before revenue is recognized:

Sales of concentrates and metals -

Revenue from sale of concentrates and metals is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

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

Notes to the consolidated financial statements (continued)

Interest income -

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statements of profit or loss.

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

Rental income -

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term and is included in revenue in the consolidated statement of profit or loss due to its operating nature.

(r)	Borrowing costs -

Costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as finance part of the cost of an asset. A qualifying asset is one whose value is greater than US$5 million and requires a longer period to 12 months to get ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

(s)	Taxes –

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid or the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting period.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Notes to the consolidated financial statements (continued)

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

Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right to compensate current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

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

Therefore, obligations arising from Mining Royalties and Special Mining Tax are recognized as income tax under the scope of IAS 12. Both, Mining Royalties and Special Mining Tax generated deferred assets and liabilities which must be measured using the average rates expected to apply to operating profit in the quarter in which the Group expects to reverse temporary differences.

Sales tax –

Expenses and assets are recognized net of the amount of sales tax, except:

Notes to the consolidated financial statements (continued)

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

(t)	Fair value measurement

The Group measures its financial instruments, such as, derivatives and embedded derivatives, at fair value at the date of the consolidated statements of financial position.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

Notes to the consolidated financial statements (continued)

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(u)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement –

The Group uses derivative instruments (forward commodity contracts) to hedge its commodity price risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

At the inception of the hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

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

The Group’s hedge is classified as cash flow hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the interest expense caption.

(v)	Discontinued operations –

The Group classifies disposal groups as held for sale if their carrying amounts will be recovered principally through sale rather than through continuing use. Such disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the plan will be made or that the sale will be withdrawn. Management must be committed to the sale expected within one year from the date of the classification.

Property, plant and equipment are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

-	Represents a separate major line of business or geographical area of operations

Notes to the consolidated financial statements (continued)

-	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or
-	Is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of profit or loss.

Additional disclosures are provided in note 1(e). All other notes to the consolidated financial statements include amounts for continuing operations, unless otherwise mentioned.

(w)	Participation in joint operations-

The Group has interests in joint ventures which are jointly controlled entities where participants maintain a contractual arrangement establishes joint control over the economic activities of the entity. The contract requires unanimity in making financial and operating decisions by members of the joint operation. The Company recognized in relation to its interest in a joint operation its:

-	Assets, including its share of any assets held jointly,
-	Liabilities, including its share of any liabilities incurred jointly,
-	Revenue from the sale of its share of the output arising from the joint operation,
-	Share of the revenue from the sale of the output by the joint operation, and
-	Expenses, including its share of any expenses incurred jointly.

The financial statements of the joint venture are prepared for the same reporting period as the Group. If necessary, adjustments in order to align the accounting policies of the joint operation with the Group are performed.

Notes to the consolidated financial statements (continued)

3.	Significant judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. The estimates and assumptions are continuously evaluated and based on Management´s experience and other facts, including the expectations about future events which are reasonable under current situation. Uncertainty about these estimates and assumptions could result in outcomes that require material adjustment to the carrying amount of assets and liabilities affected in future periods. Further information on each of these areas and how they impact the various accounting policies are described below and also in the relevant notes to the consolidated financial statements.

3.1.	Judgments

In the process of applying the Group’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

(a)	Contingencies -

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

(b)	Development start date -

The Group assesses the status of each exploration project of its mining units to determine when the development phase begins. One of the criteria used to evaluate the development start date is when the Group determines that the property can be economically developed.

(c)	Production start date -

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

3.2.	Estimates and assumptions

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

(b)	Units of production depreciation -

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

Notes to the consolidated financial statements (continued)

(c)	Mine rehabilitation provision -

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

(d)	Inventories, net -

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

(e)	Impairment of non-financial assets -

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

The fair value of mining assets is generally calculated by the present value of future cash flows arising from the continued use of the asset, which include some estimates, such as the cost of future expansion plans, using assumptions that a third party might consider. The future cash flows are discounted to their present value using a discount rate that reflects current market assessment of the value of money over time, as well as specific risks of the asset or cash-generating unit under evaluation.

The Group has determined the operations of each mining unit as a single cash generating unit.

(f)	Taxes -

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

(g)	Fair value of contingent consideration-

The contingent consideration arising from a business combination is measured at fair value at the date of acquisition, as part of the business combination. If the contingent consideration is eligible to be recognized as a financial liability the fair value is subsequently re-measured at each date of the consolidated financial statements. Determining the fair value of the contingent consideration is based on a model of discounted future cash flows. The key assumptions take into account the likelihood of achieving each goal of financial performance as well as the discount factor.

Notes to the consolidated financial statements (continued)

4.	Standards issued but not effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 would have not significant effect on the classification and measurement of the Group’s financial assets and liabilities.

IFRS annual improvements 2010-2012 Cycle

These improvements are effective from 1 July 2014 and are not expected to have a material impact on the Group. They are related to IFRS 2 “Share-Based Payment” (clarifies various issues relating to the definition of performance and service conditions which are vesting conditions), IFRS 3 “Business Combinations” (clarifies classification of liabilities arising from business combinations and subsequent measurement at fair value), NIIF 8 “Operating Segments” (requires more disclosure about the aggregation criteria of operating segments), and IAS 24 “Related Party Disclosures” (requires more disclosure and clarifies that a Management entity is a related party subject to the related party disclosures).

IFRS annual improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and are not expected to have a material impact on the Group. They are related to IFRS 3 “Business Combinations” (clarifies that joint arrangements are outside the scope of IFRS 3) and IAS 40 “Investment Property” (clarifies that IFRS 3 and not the ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination).

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

5.	Business combination

Acquisition of controlling interest in Canteras del Hallazgo S.A.C.

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (“Gold Fields”) 51 percent of the voting shares of Canteras del Hallazgo S.A.C., which represent the whole interest of Gold Fields in the equity of such entity.

Canteras del Hallazgo is a privately-held entity incorporated in 2009 and owner of the Chucapaca project, which is located in the Ichuña district, in the General Sanchez Cerro province, in the Moquegua department, Peru. According to previously performed studies, there is evidence of the existence of gold, silver, copper and antimony in the area, specifically in the Canahuire deposit.

Notes to the consolidated financial statements (continued)

The purchase consideration amounted to:

US$(000)
Cash paid	81,000
Contingent consideration liability	23,026

As of December 31, 2014	104,026

Moreover, the Group has recognized a gain of US$59,852,000 in the consolidated statements of profit or loss as a result of re-measuring the previously held equity interest (US$40,094,000) at its acquisition date fair value (US$99,946,000) in accordance with IFRS 3.

Assets acquired and liabilities assumed -

The fair values of the identifiable assets and liabilities assumed of Canteras del Hallazgo S.A.C. as at the date of acquisition were:

US$(000)
Assets
Cash and cash equivalents	684
Income tax credit	29
Value added tax credit	10,599
Mining concessions, property, plant and equipment, net	202,658

213,970

Liabilities
Deferred income tax liabilities, net	9,235
Trade and other payables and provisions	724

9,959

Total identifiable net assets at fair value	204,011

At December 31, 2014, the Group Management has determined a deferred income tax liability of US$9,235,000, based on the preliminary value of the tax base of the mining concessions, property, plant and equipment, net.

Contingent consideration –

The purchase and sale agreement considers a contingent consideration of US$23,026,000, which corresponds to the present value of the future royalty payments equivalent to 1.5 percent over the future sales of the minerals arising from the mining properties acquired. The fair value has been determined using the income approach. Significant unobservable valuation inputs are provided below:

Annual average of future sales of mineral (US$000)	231,217
Useful life of mining properties	12
Discount rate (%)	10

Notes to the consolidated financial statements (continued)

Significant increase (decrease) in the future sales of mineral would result in higher (lower) fair value of the contingent consideration liability, while significant increase (decrease) in the discount rate and own non-performance risk would result in lower (higher) fair value of the liability. Changes in the fair value of this contingent consideration have been recognized through profit or loss in the consolidated income statement.

As of December 31, 2014, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2014 reflects this assumption.

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Merger –

On September 22, 2014, the General Shareholders’ meeting of the Company approved the merger between the Company (absorbing entity) and its subsidiary Canteras del Hallazgo S.A.C. (absorbed entity).

Statements of profit or loss for the eleven-month period ended December 3, 2014

US$(000)
Administrative expenses	(2,344)
Net gain (loss) from currency exchange difference	(2,319)
Net loss	(4,663)

6.	Transactions in Nuevos Soles

Transactions in Nuevos Soles are completed using exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2014, the exchange rates for U.S. dollars published by this Institution were US$0.3355 for buying and US$0.3346 for selling (US$0.3579 for buying and US$0.3577 for selling as of December 31, 2013) and have been applied by the Group for the assets and liabilities accounts, respectively.

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, the Group had the following assets and liabilities denominated in Nuevos Soles:

	2014	2013
	S/.(000)	S/.(000)
Asset
Cash and cash equivalents	30,431	48,866
Trade and other receivables	399,914	450,655
Income tax credit	160,647	104,487
Prepaid expenses	68,883	30,159
	659,875	634,167
Liabilities
Trade and other payables	(386,036)	(947,354)
Provisions	(78,215)	(116,600)
	(464,251)	(1,063,954)

Net asset (liability) position	195,624	(429,787)

7.	Cash and cash equivalents

This caption is made up as follows:

	2014	2013
	US$(000)	US$(000)
Cash	1,371	753
Bank accounts	33,115	50,523
Time deposits	44,026	-

	78,512	51,276

Bank accounts earn interest at floating rates based on market rates.

As of December 31, 2014, time deposits were kept in prime financial institutions, which generated interest at annual rates ranging from 0.10 to 4.00 percent and had original maturities of six to seven days, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

8.	Trade and other receivables, net

(a)	This caption is made up as follows:

	2014	2013
	US$(000)	US$(000)
Trade receivables, net (b)
Domestic clients	107,638	108,836
Foreign clients	59,377	55,926
Related entities, note 28(b)	15,081	9,421
	182,096	174,183
Allowance for doubtful accounts	(21,741)	(21,741)
	160,355	152,442
Other receivables
Value added tax credit	76,532	72,668
Refund application of value added tax (c)	30,529	13,727
Tax deposits (d)	13,843	10,622
Receivables from third parties	13,853	16,669
Claims to third parties	3,764	14
Advances to suppliers	720	3,630
Loans to personal	1,588	1,427
Related entities, note 28(b)	334	15,890
Other	6,737	4,573
	147,900	139,220
Total trade and other receivables, net	308,255	291,662

Classification by maturity:
Current portion	281,604	263,583
Non-current portion	26,651	28,079
Total trade and other receivables, net	308,255	291,662

Notes to the consolidated financial statements (continued)

(b)	The ageing analysis of trade receivables is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	From 1 to 120 days	More than 120 days
	US$(000)	US$(000)	US$(000)	US$(000)

2014	160,355	153,652	5,089	1,614
2013	152,442	152,095	-	347

(c)	This item mainly corresponds to value added tax pending to be refunded as of December 31, 2014 and 2013. In November 2013 and January 2015, Buenaventura filed claims procedures by S/.19,500,000 (equivalent to US$6,541,000) and by S/.71,100,000 (equivalent to US$23,851,000), respectively, in connection with undue offsets made by the tax authorities against tax debts of prior years. In September 2014, the Group filed an appeal against a claim which was declared unfounded by the tax authorities in August 2014.

In the opinion of the Group´s legal advisors, the adjustments made by the tax authorities have no legal support, so there are enough arguments to obtain a favorable outcome.

(d)	Corresponds to deposits held in the Banco de la Nacion which only can be used to offset tax obligations.

(e)	The provision for doubtful accounts has shown no movement during the years 2014, 2013 and 2012. In the opinion of the Group´s Management, the balance of the provision for doubtful accounts is sufficient to cover adequately the risks of failure to date of the consolidated statement of financial position. The trade receivables past due but not impaired are within normal ranges in the industry, and are mainly related to pending final settlement provisional settlements.

Notes to the consolidated financial statements (continued)

9.	Inventory, net

(a)	This caption is made up as follows:

	2014	2013
	US$(000)	US$(000)
Finished goods	32,375	45,617
Products in process	119,239	112,287
Spare parts and supplies	40,493	47,828
	192,107	205,732
Provision for impairment of value of inventory (b)	(7,735)	(6,647)

	184,372	199,085

Classification by use:
Current portion	150,284	175,719
Non-current portion	34,088	23,366

	184,372	199,085

Products in process include mineral deposits located in the Tajo Norte mining unit. The detail of this mineral as of December 31, 2014 and 2013 is presented below:

	2014		2013
	US$(000)	TMS	US$(000)	TMS

Type I and II (copper)	1,261	68,782	2,883	369,564
Type III (lead/zinc)	45,963	2,746,634	39,978	2,369,576

	47,224	2,815,416	42,861	2,739,140

Classification by use:
Current portion	13,136		19,495
Non-current portion	34,088		23,366

	47,224		42,861

As part of the preparation of the mining unit to extract and process ore at a volume of 18,000 DMT/ day, Management of El Brocal decided to accumulate mineral with metal content in the proximity of the Tajo Norte mine, which will be treated from the first quarter of 2015.

Notes to the consolidated financial statements (continued)

(b)	The provision for impairment of value of inventory had the following movement during the years 2014, 2013 and 2012:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Beginning balance	6,647	3,244	3,053

Provision for impairment of finished goods	3,722	3,403	212
Provision for impairment of spare parts and supplies	1,663	1,265	268
Reversal of provision for impairment of spare parts and supplies	(708)	(1,265)	(289)
Transfer to assets classified as held for sale	(1,559)	-	-
Write-offs of products in process	(2,030)	-	-

Final balance	7,735	6,647	3,244

In the opinion of Group’s Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statements of financial position.

10.	Investments in associates

(a)	This caption is made up as follows:

	Share in equity		As of December 31,
	2014%	2013%	2014	2013
			US$(000)	US$(000)

Minera Yanacocha S.R.L.	43.65	43.65	1,185,971	1,360,689
Sociedad Minera Cerro Verde S.A.A.	19.584	19.584	982,206	904,315
Compañía Minera Coimolache S.A.	40.095	40.095	52,685	43,367
Canteras del Hallazgo S.A.C.	-	49.00	-	39,231
Other minor investments			3,519	2,700

			2,224,381	2,350,302

(b)	The table below presents the net share in profit (loss) of associates:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	(174,747)	(251,109)	282,797
Sociedad Minera Cerro Verde S.A.A.	77,891	116,160	156,003
Compañía Minera Coimolache S.A.C.	22,256	20,804	40,187

	(74,600)	(114,145)	478,987

Notes to the consolidated financial statements (continued)

Investments held by the Group in its associates Minera Yanacocha S.R.L. (through its subsidiary Compañía Minera Condesa S.A.) and Sociedad Minera Cerro Verde S.A.A., represent the most significant investments of the Group. Its operations are strategic to the Group's activities and participation in their results has been important in relation to profits (losses) of the Group in the years 2014, 2013 and 2012. The following relevant information on these investments is as follows:

Investments in Yanacocha –

The Company, through its subsidiary Compañía Minera Condesa S.A., has an interest of 43.65 percent of Yanacocha. Yanacocha is engaged in gold production and exploration and development of gold and copper in their own concessions or owned by S.R.M.L. Chaupiloma Dos de Cajamarca, with which signed a contract of use of mineral rights.

During the last several years, Yanacocha is developing the Conga project, which consists in two deposits of gold and porphyry of copper located at northeast of the Yanacocha operating area in the provinces of Celendín, Cajamarca and Hualgayoc (Peru).

Because of local communities and political protests for potential water impacts of the project development activities and construction the projects are suspended since November 2011. To date, Yanacocha´s management has been making only water support activities recommended by independent experts, mainly the construction of water reservoirs, before carrying out any development project.

The table below presents key financial data from the financial statements of Minera Yanacocha S.R.L. under IFRS:

	2014	2013
	US$(000)	US$(000)
Statements of financial position
Current assets	1,275,288	940,998
Non-current assets	2,207,908	2,813,694
Current liabilities	(229,838)	(226,147)
Non-current liabilities	(573,581)	(448,495)
Shareholders’ equity, reported	2,679,777	3,080,050

Groups’ interest (43.65%)	1,169,723	1,344,441
Goodwill	16,248	16,248
	1,185,971	1,360,689

Notes to the consolidated financial statements (continued)

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Statements of profit or loss
Net sales	1,210,457	1,458,145	2,218,921
Costs of sales	(890,390)	(983,238)	(832,116)
Other operating income	20,705	29,181	22,861
Operating expenses	(22,422)	(28,672)	(22,069)
Administrative expenses	(128,347)	(156,822)	(210,309)
Selling expenses	(41,325)	(47,925)	(71,676)
Finance income (costs)	850	2,153	(764)
Impairment loss	(541,142)	(1,038,548)	-
Other expenses, net	(39,215)	(13,024)	(71,146)
Profit before income tax	(430,829)	(778,750)	1,033,702
Income tax	30,556	203,471	(385,827)
Net profit	(400,273)	(575,279)	647,875

Group’s interest (43.65%)	(174,747)	(251,109)	282,797

During the years 2014 and 2013, Yanacocha recorded impairment charges of its long-lived assets, net of tax, of US$378,799,000 and US$726,984,000, respectively, which reduced Yanacocha´s net equity and, therefore, the equity participation of the Group in this associate in the past two years. This impairment loss resulted from the postponement of the development activities due to the serious difficulties to get the social license to operate the Conga project. It is not expected to record additional significant impairment losses to this project in the future.

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) –

Sociedad Minera Cerro Verde SAA (hereinafter “Cero Verde") is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is located in Uchumayo, Arequipa, Peru.

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2014	2013
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	677,652	1,453,386
Non-current assets	5,094,332	3,374,815
Current liabilities	(552,572)	(427,314)
Non-current liabilities	(754,322)	(313,403)
Shareholders’ equity, reported	4,465,090	4,087,484

Adjustments to conform to the accounting policies of the Group	-	(20,124)

Shareholders’ equity, adjusted	4,465,090	4,067,360

Group’s interest (19.584%)	874,443	796,552
Goodwill	107,763	107,763

	982,206	904,315

Notes to the consolidated financial statements (continued)

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Revenue	1,467,097	1,811,488	2,127,023
Cost of sales	(797,481)	(795,064)	(765,789)
Sales expenses	(54,210)	(68,448)	(78,674)
Costs related to water plant	-	-	(19,606)
Other operating income (expenses)	(3,629)	147	(9,898)
Finance costs	(369)	(1,843)	(6,951)
Finance income	2,443	2,178	1,886
Exchange difference	2,284	(1,858)	3,149
Profit before income taxes	616,135	946,600	1,251,140
Income tax	(238,529)	(333,338)	(454,556)
Net profit, reported	377,606	613,262	796,584

Adjustments to conform to the accounting policies of the Group	20,124	(20,124)	-

Net profit, adjusted	397,730	593,138	796,584

Group’s interest (19.584)	77,891	116,160	156,003

As of December 31, 2014 and 2013, total market capitalization of 68,554,969 shares maintained by the Group in Cerro Verde was US$1,645,319,000 and US$1,679,597,000, respectively (market capitalization value of US$24.00 and US$24.50 per unit, respectively).

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

Notes to the consolidated financial statements (continued)

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2014	2013
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	69,640	74,867
Non-current assets	139,421	128,882
Current liabilities	(37,115)	(55,685)
Non-current liabilities	(18,607)	(13,857)
Shareholders’ equity, reported	153,339	134,207
Adjustments to conform to the accounting policies of the Group	(21,939)	(26,047)

Shareholders’ equity, adjusted	131,400	108,160

Group’s interest (40.095%)	52,685	43,367

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Revenue	192,369	209,636	262,597
Costs of sales	(100,649)	(124,325)	(113,866)
Administrative expenses	(2,073)	(1,843)	(2,344)
Sales expenses	(1,077)	(522)	(701)
Other operating income, net	929	779	361
Finance income	47	335	353
Finance costs	(583)	(2,385)	(5,463)
Gain (loss) from exchange difference	(1,465)	(524)	1,305
Profit before income taxes	87,498	81,151	142,242
Income taxes	(36,090)	(34,156)	(50,995)
Net profit, reported	51,408	46,995	91,247
Adjustments to conform to the accounting policies of the Group	4,099	4,892	8,983

Net profit, adjusted	55,507	51,887	100,230

Group’s interest (40.095%)	22,256	20,804	40,187

Notes to the consolidated financial statements (continued)

11.	Mining concessions, development costs, property, plant and equipment, net

(a)	Below is presented the movement in cost:

	Balance as of January 1, 2013	Additions	Retirements	Sales	Transfers	Balance as of December 31, 2013	Additions	Retirements	Sales	Transfers	Merger with Canteras del Hallazgo	Transfer to assets held for sale	Balance as of December 31, 2014
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Lands	6,029	6,044	-	(4)	-	12,069	10,590	(357)	-	129	130	(560)	22,001
Mining lands	7,215	-	-	-	-	7,215	-	-	-	-	-	-	7,215
Mining concessions	137,309	-	-	-	-	137,309	67	(6,061)	-	-	74,005	(14,526)	190,794
Development costs	272,906	81,603	-	-	-	354,509	138,527	(2,586)	-	2,575	127,809	(89,377)	531,457
Buildings, constructions and other	505,749	4,864	(151)	(798)	6,340	516,004	3,467	(2,222)	(1,536)	521,960	688	(40,170)	998,191
Machinery and equipment	459,921	93,810	(2,566)	(11,572)	28,285	567,878	6,716	(6,893)	(20)	214,808	840	(33,246)	750,083
Transportation units	11,967	1,295	(26)	(680)	680	13,236	484	(1,230)	(658)	78	-	(960)	10,950
Furniture and fixtures	12,256	720	(26)	(140)	799	13,609	1,587	(79)	(5)	1,208	5	(3,300)	13,025
Units in transit	43,672	8,292	(1,371)	-	(14,119)	36,474	3,233	(19,450)	-	(8,421)	-	-	11,836
Work in progress	431,836	297,852	(288)	-	(21,985)	707,415	114,151	(30,272)	-	(732,337)	-	(1,037)	57,920
Stripping activity asset	44,623	35,029	-	-	-	79,652	6,069	-	-	-	-	-	85,721
Mine closure costs	56,218	38,117	(4,804)	-	-	89,531	1,031	(11,464)	-	-	-	(15,012)	64,086
	1,989,701	567,626	(9,232)	(13,194)	-	2,534,901	285,922	(80,614)	(2,219)	-	203,477	(198,188)	2,743,279
Accumulated depreciation and amortization
Mining lands	3,202	-	-	-	-	3,202	-	(3,202)	-	-	-	-	-
Mining concessions	74,283	9,776	-	-	-	84,059	5,058	-	-	-	-	(11,721)	77,396
Development costs	201,017	30,667	-	-	-	231,684	35,480	(2,492)	-	-	-	(80,394)	184,278
Buildings, construction and other	216,797	72,151	(151)	(677)	(6,719)	281,401	65,962	(932)	-	-	246	(32,632)	314,045
Machinery and equipment	280,819	62,233	(693)	(6,103)	6,719	342,975	87,215	(5,058)	(8)	-	571	(25,934)	399,761
Transportation units	7,771	1,312	(26)	(652)	-	8,405	842	(684)	(562)	-	-	(725)	7,276
Furniture and fixtures	7,055	1,086	(25)	(137)	-	7,979	1,253	(143)	-	-	2	(2,770)	6,321
Stripping activity asset	2,285	854	-	-	-	3,139	3,343	-	-	-	-	-	6,482
Mine closure costs	24,250	13,336	-	-	-	37,586	4,216	(365)	-	-	-	(9,169)	32,268
	817,479	191,415	(895)	(7,569)	-	1,000,430	203,369	(12,876)	(570)	-	819	(163,345)	1,027,827
Provision for impairment of long-lived assets
Mining concessions	2,805	-	-	-	-	2,805	-	-	-	-	-	(2,805)	-
Property, plant and equipment	4,735	-	-	-	-	4,735	794	-	-	-	-	(5,529)	-
Development costs	4,877	3,912	-	-	-	8,789	-	-	-	-	-	(8,789)	-
Mine closure costs	-	1,668	-	-	-	1,668	-	-	-	-	-	(1,668)	-
Work in progress	-	1,014	-	-	-	1,014	-	-	-	-	-	(1,014)	-
	12,417	6,594	-	-	-	19,011	794	-	-	-	-	(19,805)	-

Net cost	1,159,805					1,515,460							1,715,452

Notes to the consolidated financial statements (continued)

(b)	During the year 2014, the Group recognized impairment losses of certain assets by US$794,000, as a result of the decrease in the level and quality of reserves of the mining units Poracota, Recuperada, Shila-Paula and Antapite (US$6,594,000 in 2013 and US$3,617,000 in 2012). The recoverable amounts were determined based on their values in use and were calculated at each mining unit. The discount rate used, before taxes, was 11.37 percent. Management believes that there will not be significant changes in the discount rate that may increase the impairment loss.

In the opinion of the Group´s Management, the balance of the provision for impairment of long-lived assets is sufficient to cover adequately the risks of impairment of long-lived assets of the Group at the date of the consolidated statement of financial position.

(c)	The book value of assets held under finance leases amounted to US$233,826,000 at December 31, 2014 (US$234,397,000 at December 31, 2013) and is presented in various items of property, plant and equipment. Additions during the year include US$142,315,000 (US$115,397,000 in 2013) of plant and equipment under finance lease. Leased assets are pledged as security for the related finance lease liabilities.

(d)	The amount of capitalized finance costs during the year 2014 was US$20,079,000 (US$16,570,000 during 2013) and are presented under investing activities in statements of cash flows.. The average rate used to determine the financial cost to be capitalized was 4.255 percent during 2014 (4.246 percent during 2013).

12.	Investment properties, net

The Group's investment properties consist of administrative offices in seven floors (6,252 meters square), 154 parking spaces and 20 tanks, all in the Capital The Derby building, located in the district of Surco, Lima, Peru.

The movement of cost and accumulated depreciation for the year 2014 is presented below:

	Cost	Accumulated depreciation	Net cost
	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2014	-	-	-
Additions	12,103	(903)	11,200

Balance as of December 31, 2014	12,103	(903)	11,200

The Group does not have restrictions in the realization of its investment properties.

During 2014, the rental income from these investment properties amounted to US$1,542,000.

Notes to the consolidated financial statements (continued)

13.	Bank loans

This caption mainly includes a bank loan in U.S. dollars granted by Banco de Credito for an amount of US$40,000,000. This loan accrues interests at an annual rate of 1.5 percent, has a term of 365 days and matures in August 2015. This loan is guaranteed with cash deposits held by the Company in such bank.

14.	Trade and other payables

(a)	This caption is made up as follows:

	2014	2013
	US$(000)	US$(000)
Trade payables (b)
Domestic suppliers	206,844	219,730
Related entities, note 28(b)	1,794	1,427

	208,638	221,157

Other payables
Accounts payable to non-controlling interests	15,181	11,772
Taxes payable	13,409	11,602
Remuneration and similar benefits payable	12,879	18,797
Royalties payable to the Peruvian State	2,654	2,455
Dividends payable	1,117	1,115
Other liabilities	15,362	47,142
	60,602	92,883

	269,240	314,040

Classification by maturity:
Current portion	254,000	301,811
Non-current portion	15,240	72,229

Total trade and other payables	269,240	314,040

(b)	Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations are mostly denominated in U.S. dollars, have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

15.	Provisions

(a)	This caption is made up as follows:

	2014	2013
	US$(000)	US$(000)
Provision for closure of mining units and exploration projects (b)	103,010	136,357
Provision for environmental obligations	6,708	9,224
Provision for safety contingencies	6,475	1,679
Provision for labor contingencies	4,729	6,021
Workers’ profit sharing payable (c)	3,916	7,206
Provision for obligations with the local communities	2,851	6,974
Board of Directors’ participation	1,385	1,604
Provision for environmental liabilities	1,092	4,031
Stock appreciation rights (c)	449	1,885
Other provisions	851	1,195

	131,466	176,176
Classification by maturity:
Current portion	67,895	69,800
Non-current portion	63,571	106,376

	131,466	176,176

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2014	2013
	US$(000)	US$(000)
Beginning balance	140,452	99,438
Changes in estimates (property, plant and equipment and development costs)	226	40,992
Accretion expense	2,494	6,402
New mine closure plans	623	16,665
Disbursements	(19,427)	(27,140)
Reclassifications to liabilities directly associated with the assets held for sale	(21,358)	-
Final balance	103,010	136,357

Classification by maturity:
Current portion	44,936	39,577
Non-current portion	58,074	96,780
	103,010	136,357

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2015 and 2040. These estimates are based on studies prepared by independent advisers that meet the environmental regulations in effect.

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

As of December 31, 2014, the future value of the provision for closure of mining units and exploration projects was US$149,793,000, which has been discounted using annual risk-free rates ranging from 0.66 to 3.95 percent in periods of 1 to 30 years, resulting in an updated liability of US$103,010,000 (US$136,357,000 as of December 31, 2013). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31,2014 The Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$76,808,000 (US$66,185,000 as of December 31, 2013) to secure mine closure plans of its mining units.

(c)	Stock appreciation rights -

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

The table below presents the main assumptions used by the Group to estimate the fair value:

	2014		2013

Historical volatility of the shares		48.15%		47.69%
Risk-free interest rate for the remaining period until vesting		0.00%		0.00%
Dividend yield		1.21%		1.29%
Period covered by the program		10 years		10 years
Market value of the shares at closing	US$	9.56	US$	11.22

The expected useful life of the award is based on historical data and current expectations and do not necessarily represent patterns that indicate the executions of awards that could occur in the future. The expected volatility reflects the assumption that the historical volatility for a similar period of life of the options indicates the trend in the future, which might not necessarily be the actual outcome.

The valuation model has been used by the Company as of December 31, 2013 and 2014 was the Turnbull & Wakeman.

Notes to the consolidated financial statements (continued)

The movement of shares subject to compensation programs is as follows:

	Number of shares
	2014	2013

Beginning balance	4,234,779	3,969,664
Granted	145,000	790,000
Retired	(386,431)	(70,199)
Expired	(570,634)	(454,686)

Final balance	3,422,714	4,234,779

Awards maturities per year are as follows: 574,499 shares during 2015; 603,915 shares during 2016; 576,000 shares during 2017; and 1,668,300 shares from 2018 onwards.

The movement in the provision for compensation functionaries occurs as follow:

	2014	2013
	US$(000)	US$(000)
Beginning balance	1,885	26,872
Valuation (reverse) of the year	77	(19,143)
Payments	(1,513)	(5,844)

Final balance	449	1,885

Classification by maturity:
Current portion	-	1,513
Non-current portion	449	372

	449	1,885

Notes to the consolidated financial statements (continued)

16.	Financial obligations

(a)	This caption is made up as follow:

	2014	2013
	US$(000)	US$(000)
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease (b)	199,170	119,000

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – Leaseback (c)	165,039	115,397
Other obligations	5,000	-

Buenaventura Ingenieros S.A.
Banco de Crédito del Perú – Finance lease (d)	13,988	-

Others	108	-

Total financial obligations	383,305	234,397

Classification by maturity:
Current portion	69,950	11,370
Non-current portion	313,355	223,027

Total financial obligations	383,305	234,397

(b)	On December 2, 2010, Empresa de Generación Huanza S.A. entered into a finance lease contract with Banco de Crédito del Perú, with the following terms and conditions:

-	Principal: US$119,000,000.
-	Annual interest rate: Three-month Libor plus 4.00 percent.
-	Term: 6 years since August 2014, with final maturity in November 2020.
-	Guarantee: Leased equipments.
-	Amortization: Through 26 quarterly variable installments and a final installment of US$44,191,000.

On June 30, 2014, Banco de Credito del Peru extended the finance lease contract above mentioned, through the addition of a new tranche with the following terms and conditions:

-	Principal: US$108,780,000.
-	Annual interest rate: Three-month Libor plus 4.20 percent.
-	Term: 6 years since August 2014, with final maturity in November 2020.
-	Guarantee: Leased equipments.
-	Amortization: Through an initial installment of US$23,780,000, 26 quarterly variable installments and a final installment of US$68,905,000.

Notes to the consolidated financial statements (continued)

(c)	On September 25, 2013, the General Shareholders Meeting of El Brocal approved to enter into a sale and finance leaseback contract through the sale of assets by the same value, consisting on equipment, machinery and production plants located in the Colquijirca mining unit, with the following terms and conditions:

-	Principal: US$180,000,000.
-	Annual interest rate: Three-month Libor plus 5.00 percent.
-	Term: 5 years since March 20, 2014, with final maturity in year 2019.
-	Amortization: Through 20 quarterly variable installments.

The financing is secured by a trust agreement on receivables, sales contracts and cash inflows on commercial contracts; and other related to the administration, use, disposal and claim of the assets specified in the contract.

In connection with the above financing, El Brocal complied with the following financial ratios as of December 31, 2014:

(i)	Debt service coverage ratio: Higher than 1.3 from January 1, 2014.
(ii)	Leverage ratio: Less than 1.0.
(iii)	Debt ratio:

a.	Less than 3.0 as of December 31, 2014;
b.	Less than 2.5 from January 1, 2015 to December 31, 2015; and,
c.	Less than 2.0 from January 1, 2016 and thereafter.

These financial ratios are calculated based on the financial statements of El Brocal as of each quarter ending March, June, September and December.

The compliance with the financial ratios described above is monitored by El Brocal’s management.

(d)	On March 28, 2014, Buenaventura Ingenieros S.A. entered into a finance lease contract with Banco de Credito del Peru, for the construction of administrative offices, with the following terms and conditions:

-	Principal: US$14,944,000.
-	Annual interest rate: 4.60 percent.
-	Term: 5 years and 4 months since April 2014, with final maturity in July 2019.
-	Guarantee: Leased property.
-	Amortization: Through 64 monthly installments of US$208,000 each.

Notes to the consolidated financial statements (continued)

(e)	The financial obligations held by the Group mature as follows:

Year	As of December 31, 2014	As of December 31, 2013
	US$(000)	US$(000)

2015	12,117	39,968
2016	49,245	40,041
2017	59,966	45,955
2018 and thereafter	192,027	97,063

	313,355	223,027

17.	Shareholders’ equity, net

(a)	Capital stock -

The Group’s share capital is stated in Nuevos Soles (S/.) and consists of common shares with voting rights, with a nominal amount of S/.10.00 per share. The table below presents the composition of the capital stock as of December 31, 2014 and 2013:

	Number of shares	Capital stock	Capital stock
		S/.(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to US$10.58 per share as of December 31, 2014 (US$10.74 per share as of December 31, 2013). These shares presented a trading frequency of 100 percent in the year 2014 (95 percent in the year 2013).

(b)	Investment shares -

Investment shares have a nominal value of S/.10.00 per share. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings. However, they confer upon the holders thereof the right to participate in the dividends distribution in the same manner as common shares. The table below presents the composition of the investment shares as of December 31, 2014 and 2013:

	Number of shares	Investment shares	Investment shares
		S/.(000)	US$(000)

Investment shares	744,640	7,447	2,161
Treasury investment shares	(272,963)	(2,730)	(765)

	471,677	4,717	1,396

Notes to the consolidated financial statements (continued)

The market value of the investment shares amounted to US$8.72 per share as of December 31, 2014 (US$10.73 per share as of December 31, 2013). These shares did not present a trading frequency in 2014 (10.00 percent as of December 31, 2013).

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

Although, the balance of the legal reserve exceeded the limit mentioned above, at December 31, 2014, 2013 and 2012, the Company increased its legal reserve by US$47,000 in 2014 and US$24,000 in 2012.

(d)	Dividends declared and paid -

The table below presents the dividends declared and paid in 2014, 2013 and 2012:

Meetings	Date	Dividends declared and paid	Dividend per share
		US$(000)	US$

2014 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	3,032	0.01
Board of Directors’ Meeting	October 30	6,339	0.02
Less – Dividends of treasury shares		(729)

		8,642

2013 Dividends
Mandatory Annual Shareholders’ Meeting	March 26	82,690	0.30
Board of Directors’ Meeting	October 30	2,757	0.01
Less – Dividends of treasury shares		(6,568)

		78,879

2012 Dividends
Mandatory Annual Shareholders’ Meeting	March 26	110,254	0.40
Board of Directors’ Meeting	October 30	55,126	0.20
Less – Dividends of treasury shares		(12,714)

		152,666

Notes to the consolidated financial statements (continued)

(e)	Reduction of capital stock in Minera La Zanja S.R.L. (La Zanja) -

The General Partners’ Meeting of La Zanja held on January 26, 2012, agreed to reduce the share capital of La Zanja by US$27,000,000, by returning cash contributions. This agreement was registered before the public records on March 30, 2012. The outstanding amount of refund to the non-controlling interest amounted to US$15,057,000.

(f)	Basic and diluted profit (loss) per share –

Profit (loss) per share is calculated by dividing net profit for the period by the weighted average number of shares outstanding during the year.

The calculation of the basic and diluted profit (loss) per share for the year 2014, 2013 and 2012 is presented below:

	Number of shares (denominator in calculating earnings per share, net of treasury shares)
	Common	Investment	Total

Balance as of January 1, 2013	253,759,664	472,907	254,232,571
Treasury shares acquired during 2013	(44,474)	(1,230)	(45,704)
Balance as of December 31, 2013 and 2014	253,715,190	471,677	254,186,867

The calculation of earnings (loss) per share attributable to the equity holders of the parent is presented below:

	2014	2013	2012

Profit (loss) net (numerator) – US$	(76,065,000)	(107,257,000)	701,100,000
Total common and investment shares (denominator)	254,186,867	254,186,867	254,232,571
Profit (loss) net per basic share and diluted – US$	(0.30)	(0.42)	2.76

The calculation of loss per share from continuing operations attributable to the equity holders of the parent is presented below:

	2014	2013	2012

Profit (loss) net (numerator) – US$	(44,951,000)	(23,372,000)	758,610,000
Total common and investment shares (denominator)	254,186,867	254,186,867	254,232,571
Profit (loss) net per basic share and diluted – US$	(0.18)	(0.09)	2.98

Profit (loss) per basic and diluted share is the same in both cases, because there are no diluting effects on profit (loss) for the years 2014, 2013 and 2012.

There have been no transactions involving ordinary shares or investment between December 31, 2014 and the date of issuance of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

18.	Subsidiaries with material non-controlling interest

(a)	Financial information of subsidiaries that have material non-controlling interest are provided below:

	Country of incorporation and operation	2014	2013	2012
		%	%	%
Proportion of equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	45.93	45.93	49.28
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00	40.00	40.00
Minera La Zanja S.R.L.	Peru	46.94	46.94	46.94

		2014	2013	2012
		US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	Peru	208,664	190,050	176,390
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	3,600	2,228	2,228
Minera La Zanja S.R.L.	Peru	85,756	85,029	85,029

		298,020	277,307	263,647

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	3,450	(3,541)	16,822
S.M.R.L. Chaupiloma Dos de Cajamarca	10,250	12,302	18,904
Minera La Zanja S.R.L.	725	18,760	23,694

	14,425	27,521	59,420

Notes to the consolidated financial statements (continued)

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2014:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Current assets	110,244	14,657	119,591
Non-current assets	654,819	70	159,245
Current liabilities	(152,721)	(5,727)	(42,405)
Non-current liabilities	(157,996)	-	(53,742)

Total shareholders’ equity, net	454,346	9,000	182,689

Attributable to:
Shareholders of the parent	245,682	5,400	96,933
Non-controlling interests	208,664	3,600	85,756

	454,346	9,000	182,689

Statements of financial position as of December 31, 2013:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Current assets	111,110	8,864	61,166
Non-current assets	575,826	144	209,745
Current liabilities	(114,214)	(3,439)	(45,878)
Non-current liabilities	(129,090)	-	(43,890)

Total shareholders’ equity, net	443,632	5,569	181,143

Attributable to:
Shareholders of the parent	253,582	3,341	96,114
Non-controlling interests	190,050	2,228	85,029

	443,632	5,569	181,143

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2014:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Revenues	210,002	36,867	185,286
Cost of sales	(149,969)	(74)	(137,659)
Administrative expenses	(17,617)	(113)	(5,920)
Sales expenses	(7,103)	-	(1,441)
Exploration in non-operating areas	(5,085)	-	(19,689)
Other operating expense, net	(50)	(1)	(3,389)
Finance income	-	-	1
Finance costs	(4)	(3)	(1,728)
Net loss for exchange difference	(1,039)	(50)	(1,525)

Profit before income tax	29,135	36,626	13,936
Income tax	(21,621)	(10,996)	(12,388)

Net profit	7,514	25,630	1,548

Attributable to non-controlling interests	3,450	10,250	725
Dividends paid to non-controlling interests	-	8,880	-

Statements of profit or loss for the year ended December 31, 2013:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Revenues	187,769	44,185	193,298
Cost of sales	(155,613)	(112)	(115,577)
Administrative expenses	(15,620)	(96)	(2,475)
Sales expenses	(8,763)	-	(528)
Exploration in non-operating areas	(5,220)	-	(3,446)
Other operating expense, net	(656)	(3)	(55)
Finance income	136	3	37
Finance costs	(1,912)	(5)	(1,301)
Net loss for exchange difference	(2,827)	(66)	(777)

Profit (loss) before income tax	(2,706)	43,906	69,176
Income tax	(5,003)	(13,151)	(29,211)

Net profit (loss)	(7,709)	30,755	39,965

Attributable to non-controlling interests	(3,541)	12,302	18,760
Dividends paid to non-controlling interests	2,713	10,820	-

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2012:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Revenues	268,480	67,178	196,728
Cost of sales	(179,795)	-	(109,431)
Administrative expenses	(19,348)	(87)	(2,109)
Sales expenses	(8,243)	-	(447)
Exploration in non-operating areas	(18,396)	-	(2,477)
Other operating expense, net	(1,091)	(112)	(2,401)
Finance income	249	-	323
Finance costs	(1,667)	(7)	(1,466)
Net gain for exchange difference	576	848	288

Profit before income tax	40,765	67,820	79,008
Income tax	(13,632)	(20,560)	(28,530)

Net profit	27,133	47,260	50,478

Attributable to non-controlling interests	16,822	18,904	23,694
Dividends paid to non-controlling interests	19,266	14,820	10,795

Statements of cash flow for the year ended December 31, 2014:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Operating activities	71,682	22,375	17,075
Investing activities	(131,045)	-	(20,452)
Financing activities	54,642	(22,200)	7,000

Increase (decrease) in cash and cash equivalents in the year	(4,721)	175	3,623

Notes to the consolidated financial statements (continued)

Statements of cash flow for the year ended December 31, 2013:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Operating activities	80,197	34,864	71,621
Investing activities	(215,758)	7	15,079
Financing activities	121,202	(34,450)	(90,100)

Increase (decrease) in cash and cash equivalents in the year	(14,359)	421	(3,400)

Statements of cash flow for the year ended December 31, 2012:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.
	US$(000)	US$(000)	US$(000)

Operating activities	52,252	51,567	62,508
Investing activities	(137,686)	-	(74,828)
Financing activities	28,326	(51,450)	(40,000)

Increase (decrease) in cash and cash equivalents in the year	(57,108)	117	(52,320)

19.	Tax situation

(a)	Current tax regime -

The Company and its Peruvian subsidiaries are subject to the Peruvian tax regime. As of December 31, 2014, the income tax rate was 30 percent on taxable income. Legal entities and individuals not domiciled in Peru are subject to an additional tax of 4.1 percent on the dividends received.

By means of Law N° 30296 enacted on December 31, 2014, the Peruvian government introduced certain amendments to the Income Tax Law, effective January 1, 2015. The most relevant are listed below:

-	There will be a gradual reduction of the corporate income tax from 30 percent to 28 percent in 2015 and 2016; to 27percent in 2017 and 2018; and to 26 percent in 2019 and thereafter.

-	There will be a gradual increase of the withholding income tax to dividends from 4.1percent to 6.8 percent in 2015 and 2016; to 8.0 percent in 2017 and 2018; and to 9.3 percent in 2019 and thereafter. These rates will be applicable to the distributed or approved dividends, whichever first occurs, effective January 1, 2015.

-	The retained earnings or other items subject to generate taxable dividends, obtained until December 31, 2014 will be subject to a rate of 4.1 percent.

Notes to the consolidated financial statements (continued)

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax returns for the following years are open to review by the Tax Authorities:

Entity	Years open to review band Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2009, 2010, 2011 , 2012, 2013 and 2014
Bisa Construcción S.A.	2011, 2012, 2013 and 2014
Buenaventura Ingenieros S.A.	2011, 2012, 2013 and 2014
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN (merged with the Company in May 2013)	2010, 2011, 2012 and 2013
Compañía Minera Condesa S.A.	2010, 2011 , 2012, 2013 and 2014
Compañía Minera Colquirrumi S.A.	2010, 2011 , 2012, 2013 and 2014
Consorcio Energético de Huancavelica S.A.	2009, 2011, 2012, 2013 and 2014
Contacto Corredores de Seguros S.A.	2010, 2011, 2012, 2013 and 2014
El Molle Verde S.A.C.	2011, 2012, 2013 and 2014
Empresa de Generación Huanza S.A.	2010, 2011 , 2012, 2013 and 2014
Inversiones Colquijirca S.A.	2010, 2011 , 2012, 2013 and 2014
Minera La Zanja S.R.L. (*)	2010, 2013 and 2014
Sociedad Minera El Brocal S.A.A. (**)	2010, 2011, 2012, 2013 and 2014
S.M.R.L. Chaupiloma Dos de Cajamarca	2010, 2011 , 2012, 2013 and 2014
Procesadora Industrial Río Seco S. A.	2010, 2011, 2012, 2013 and 2014
Apu Coropuna S.R.L.	2013 and 2014
Cerro Hablador S. A. C.	2013 and 2014
Minera Azola S. R. L.	2014

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In management's opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2014 and 2013.

The open tax process of the Group and its associates are presented in Note 27 (g).

Notes to the consolidated financial statements (continued)

(c)	Tax-loss carryforwards –

As of December 31, 2014 and 2013, the tax-loss carryforward determined by Buenaventura amounts to approximately S/.127,794,000 and S/.176,262,000, respectively (equivalent to US$42,755,000 and US$60,659,000, respectively). In November 2010, the Company filed an amended income tax return of 2009 which increased the tax-loss carryforward. As permitted by the Income Tax Law, Buenaventura has chosen a system that permits to offset this loss with an annual cap equivalent to 50 percent of net future taxable income.

The Company´s Management has decided to recognize the asset accounting for deferred income taxes related to tax loss carryforward, because there is reasonable certainty that is sufficient to compensate this tax loss carryforward with future net revenues.

(d)	Transfer pricing –

For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Group's operations. The Group’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2014 and 2013.

20.	Net sales

(a)	The Group’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The table below presents the net sales to customers by geographic region and product type:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Sales and services by geographic region:
Metal and concentrates sales
America	531,460	690,224	722,323
Peru	434,958	306,693	502,681
Europe	46,585	70,020	98,085
Asia	54,268	67,978	53,090
Africa	-	921	-

	1,067,271	1,135,836	1,376,179

Services rendered
Peru	71,642	79,344	46,656
Asia	-	241	-
America	-	-	8
	71,642	79,585	46,664

	1,138,913	1,215,421	1,422,843

Sales by product:
Gold	554,805	637,032	738,477
Silver	356,021	362,805	544,947
Copper	271,282	182,399	177,573

Notes to the consolidated financial statements (continued)

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Zinc	47,653	71,187	82,873
Lead	39,658	55,951	52,834
	1,269,419	1,309,374	1,596,704

Commercial deductions	(185,061)	(127,053)	(143,717)
Adjustments to prior period liquidations	(5,994)	(1,437)	14,816
Embedded derivatives from sale of concentrate	(9,862)	6,140	1,776
Hedge operations	3,886	662	(72)
Net sales of units held for sale	(5,117)	(25,835)	(73,506)
	1,067,271	1,161,851	1,396,001

Services sales	71,642	53,570	26,842

	1,138,913	1,215,421	1,422,843

(b)	Concentration of sales -

In 2014, the two customers with sales of more than 10 percent of total net sales represented 62 percent and 17 percent (65 percent and 13 percent in 2013; 54 percent and 15 percent in 2012). As of December 31, 2014, 85 percent of the accounts receivable is related to these customers (80 percent as of December 31, 2013). These clients are related to the mining business.

The Group's sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have sales contracts that guarantee supplying them the production from the Group’s mines at prices that are based on market quotations.

Notes to the consolidated financial statements (continued)

21.	Cost of sales, without considering depreciation and amortization

This caption is made up as follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Beginning balance of finished goods and products in process	122,786	129,699	141,400

Cost of production
Services provided by third parties	285,365	270,245	228,705
Consumption of materials and supplies	109,584	114,808	124,833
Direct labor	117,856	115,725	93,241
Electricity and water	30,595	28,465	25,940
Rentals	12,924	25,404	10,243
Transport	22,584	15,416	11,295
Insurances	7,099	9,269	11,239
Maintenance and repair	7,075	6,931	5,591
Cost of concentrate purchased	-	(175)	18,563
Provision for impairment of finished goods	3,040	313	125
Other production expenses	16,338	33,313	33,291
Total cost of production	612,460	619,714	563,066

Final balance of products in process and finished goods	(120,707)	(122,128)	(133,223)
Cost of sales, without considering depreciation and amortization	614,539	627,285	571,243

Notes to the consolidated financial statements (continued)

22.	Exploration in operating units

This caption is made up as follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Services provided by third parties	81,692	116,829	119,571
Consumption of materials and supplies	10,849	22,816	22,258
Direct labor	3,449	14,370	5,779
Transport	767	4,388	1,351
Rentals	1,042	2,348	886
Insurance	20	944	333
Maintenance and repair	29	596	174
Other minor expenses	2,857	4,852	2,666
Total exploration in operating units	100,705	167,143	153,018
Exploration in discontinued operations	(2,853)	(65,230)	(49,803)

	97,852	101,913	103,215

23.	Mining royalties

This caption is made up as follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Sindicato Minero de Orcopampa S.A., note 27(b)	21,688	23,843	34,863
Royalties paid to the Peruvian State	6,784	6,278	2,489
Others	15	502	315

Total mining royalties	28,487	30,623	37,667
Mining royalties for discontinued operations	(47)	(221)	(171)

	28,440	30,402	37,496

Notes to the consolidated financial statements (continued)

24.	Administrative expenses

This caption is made up as follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Personnel expenses	37,983	40,133	40,665
Sundry expenses	27,758	20,932	28,717
Travel and mobility	908	7,890	1,846
Professional fees	13,956	7,109	12,307
Insurance	3,726	5,443	2,901
Donations	5,034	2,884	2,181
Consumption of materials and supplies	1,688	1,701	1,669
Rentals	3,217	1,635	2,058
Communications	1,276	1,618	989
Board of Directors’ participation	1,163	1,575	2,522
Other mining taxes	1,207	1,532	377
Subscriptions	779	802	768
Maintenance and repairs	2,720	473	457
Valuation (reversal) of stock appreciation’s rights	89	(20,207)	1,799
Amortization of other assets	121	3,956	39
Total administrative expenses	101,625	77,476	99,295
Administrative expenses for discontinued operations	(523)	(2,358)	(5,177)

	101,102	75,118	94,118

25.	Exploration in non-operating areas

This caption is made up as follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Services provided by third parties	34,582	17,801	62,321
Personnel expenses	6,053	6,359	8,667
Consumption of materials and supplies	3,213	2,490	7,981
Rentals	1,142	707	3,195
Transport	168	162	989
Maintenance and repairs	139	122	275
Insurance	75	60	177
Other expenses	4,635	5,104	11,886

	50,007	32,805	95,491

Notes to the consolidated financial statements (continued)

26.	Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

	As of January 1, 2013	Credit (debit) to the consolidated statement of profit or loss	Credit (debit) to consolidated changes in shareholders’ equity	As of December 31, 2013	Credit (debit) to the consolidated statement of profit or loss	Credit (debit) to consolidated changes in shareholders’ equity	Debit to mining concessions resulting from the merger with Canteras del Hallazgo S.A.C.	As of December 31, 2014
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Deferred asset for income tax included in results
Difference in depreciation and amortization rates	40,211	17,434	-	57,645	816	-	-	58,461
Tax – loss carryforward	32,788	(8,513)	-	24,275	8,211	-	-	32,486
Provision for closure of mining units, net	15,375	4,709	-	20,084	(288)	-	-	19,796
Effect of translation into U.S. dollars	16,806	(14,568)	141	2,379	(2,379)	-	-	-
Environmental liability for Santa Barbara mine	1,621	(192)	-	1,429	(190)	-	-	1,239
Stock appreciation rights	8,453	(7,862)	-	591	(462)	-	-	129
Other minor	16,933	(233)	603	17,303	312	-	-	17,615
	132,187	(9,225)	744	123,706	6,020	-	-	129,726
Less – Allowance for deferred asset	(5,317)	(1,087)	-	(6,404)	2,167	-	-	(4,237)
	126,870	(10,312)	744	117,302	8,187	-	-	125,489

Deferred asset included in retained earnings
Derivative financial instruments	-	-	328	328	2,212	-	-	2,540
	126,870	(10,312)	1,072	117,630	10,399	-	-	128,029
Deferred assets for mining royalties and special mining tax included in results
Exploration expenses	3,476	(1,519)	-	1,957	(1,509)	-	-	448
Other minors	215	(85)	50	180	186	-	-	366
	3,691	(1,604)	50	2,137	(1,323)	-	-	814
Total deferred asset	130,561	(11,916)	1,122	119,767	9,076	-	-	128,843

Deferred liability for income tax included in results
Differences in amortization rates for development costs	(13,093)	(5,267)	(144)	(18,504)	(19,345)	-	-	(37,849)
Effect of translation into U.S. dollars	-	(8,076)	-	(8,076)	(23,417)	-	-	(31,493)
Deemed cost of property, plant and equipment	(3,927)	511	-	(3,416)	824	-	-	(2,592)
Unrealized loss on financial instruments	-	-	-	-	-	(1,033)	-	(1,033)
Estimate of the fair value of the embedded derivative from the sale of concentrates and final adjustments to open provisional liquidations	(29)	(658)	-	(687)	687	-	-	-
Other minors	(1,376)	(3,798)	-	(5,174)	(15,397)	-	(9,235)	(29,806)
	(18,425)	(17,288)	(144)	(35,857)	(56,648)	(1,033)	(9,235)	(102,773)
Deferred liability for mining royalties and special mining tax
Deemed cost of property, plant and equipment	(284)	81	-	(203)	38	-	-	(165)
Other minors	(151)	(31)	-	(182)	528	(170)	-	176
	(435)	50	-	(385)	566	(170)	-	11
Total deferred liability	(18,860)	(17,238)	(144)	(36,242)	(56,082)	(1,203)	(9,235)	(102,762)

Deferred income tax asset, net	111,701			83,525				26,081

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2014	2013
	US$(000)	US$(000)
Deferred income tax asset, net	47,675	83,525
Deferred income tax liability, net	21,594	-

	26,081	83,525

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2014, 2013 and 2012:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Income tax
Current	(19,006)	(57,328)	(130,507)
Deferred	(47,006)	(29,154)	(12,451)

	(66,012)	(86,482)	(142,958)

(d)	Below is a reconciliation of tax expense and the accounting profit multiplied by the statutory tax rate for the years 2014, 2013 and 2012:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Profit before income tax	35,486	90,631	960,988
Loss before income tax for discontinued operations	(31,114)	(83,885)	(57,510)
Profit before income tax	4,372	6,746	903,478
Theoretical income tax	1,312	2,024	271,043
Permanent items and others:
Share in the results of associates	22,380	34,244	(143,696)
Effect of translation into U.S. dollars	30,520	22,644	(11,716)
Effect of exchange difference on tax loss carry-forward	1,038	2,337	(3,794)
Effect of change in income tax rate net	327	-	-
Mining royalties and special mining tax	413	(1,650)	(5,876)
Permanent items and other minor	2,786	16,208	12,459
Income tax expense	58,776	75,807	118,420
Mining Royalties and Special Mining Tax	7,236	10,675	24,538

Total income tax	66,012	86,482	142,958

Notes to the consolidated financial statements (continued)

(e)	The Group has not recognized a deferred income tax asset by US$213,838,000 on the unremitted earning of its associates. Management believes that the timing differences will be reversed by means of dividends to be received in the future that, are not subject to the income tax. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

27.	Commitments and contingencies

Commitments

(a)	Environmental –

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

The Group considers that the recorded liability is sufficient to meet the current regulatory environment in Peru.

(b)	Leased concessions -

The Group pays 10 percent on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043. See note 23.

(c)	Finance leases –

Letter of guarantee - Huanza

On December 2, 2009, Banco de Credito del Peru signed a finance lease contract for US$119,000,000 with Consorcio Energético de Huancavelica S.A., Empresa de Generación Huanza S.A. and Buenaventura. This financing is in favor of Empresa de Generación Huanza S.A., and is guaranteed by Buenaventura.

Letter of guarantee for mine closure of Coimolache

On January 12, 2014, Buenaventura signed a letter of guarantee with Scotiabank for the mine closure plan of the Tantahuatay Project by US$14,659,000.

Notes to the consolidated financial statements (continued)

(d)	Operating lease commitments (the Group as a lessee) –

The Group has entered into operating leases on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years. The Group has the option to lease the assets for an additional term of 5 years.

Future minimum rentals payable as of December 31, 2014 and 2013 are the following:

	2014	2013
	US$(000)	US$(000)
Within one year	1,543	1,543
After one year but not more than five years	6,173	6,173
More than five years	5,787	7,330

	13,503	15,046

(e)	Operating lease commitments (the Group as a lessor) –

The Group leases for several of its assets. These leases have purchase options. Below is a table showing future minimum lease payments and the present value of these payments:

	2014		2013
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	US$(000)	US$(000)	US$(000)	US$(000)

Within a year	68,194	52,576	16,284	10,519
After one year but not more than five years	372,524	325,621	240,985	223,878
Total minimum lease payments	440,718	378,197	257,269	234,397

Less - amounts representing finance charges	(62,521)	-	(22,872)	-
Present value of minimum lease payments	378,197	378,197	234,397	234,397

(f)	Option contracts

During the ordinary course of business, the Company enters into contracts for the purpose of carrying out exploration work on mining claims of third parties. Generally, under the terms of these agreements, the Company has the option to acquire the grant or investing in it, in order to obtain a stake in the company owning. To exercise these options, the Company must comply with certain obligations during the term of the contract. Usually grounds for termination of these contracts are the breach by the Company of its obligations under them.

The Company may resolve these contracts at any time during its term, usually after completing at least the minimum obligations.

Notes to the consolidated financial statements (continued)

(g)	Participation in joint operations -

At December 31, 2014, the Group, through its subsidiary Bisa Construction SA (hereinafter "Bico") has signed a joint venture with Constructora Hermanos Malaga S.A. (hereinafter "Malaga") in order to provide construction services to Cerro Verde. The main residence of the joint agreement and the country in which operates is Peru. The percentage of the Group is 50 percent. The project budget is US$35 million and will be implemented between July 2014 and July 2015. The Company recognized in relation to its interest in a joint operation its:

-	Assets, including its share of any assets held jointly,
-	Liabilities, including its share of any liabilities incurred jointly,
-	Revenue from the sale of its share of the output arising from the joint operation,
-	Share of the revenue from the sale of the output by the joint operation, and
-	Expenses, including its share of any expenses incurred jointly.

Contingencies

(h)	Legal procedures -

Buenaventura -

Buenaventura is a party in legal procedures that have arisen in the normal course of its activities. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies for the consolidated financial statements.

The contingencies that are classified as possible amount to US$1,573,000 and US$466,000 as of December 31, 2014 and 2013, respectively. Out of this total, US$135,000 corresponds to the mining units held for sale as of December 31, 2014.

Yanacocha -

Mercury spill in Choropampa
In June 2000, a carrier hired by Yanacocha spilled approximately 151 kilograms of mercury in the vicinity of the town of Choropampa, Peru, located 85 kilometers (53 miles) southeast of the mine. To date, Yanacocha has held court settlements with people affected by the incident. At December 31, 2014, there are 6 applicants with pending process. Yanacocha cannot reasonably predict the outcome of any of these claims; however, it is estimated that the maximum additional expense related to these demands will be US$1.5 million.

Action for Constitutional Relief against Conga Project Exploitation
On October 19, 2012, Marco Antonio Arana Zegarra ("Marco Arana") initiated an action for constitutional relief against the Mines and Energy Ministry and Yanacocha requesting that the Court orders to cease any threats of violation to life in an adequate and balanced environment; so that Court declare the suspension of the exploitation of the Conga Project and avoid Directorial Resolution No.351-2010-MEM/AM dated on October 27, 2010 that approved the Conga Environmental Impact Assessment.

By Court resolution No.1 dated October 23, 2012, the action was dismissed. On November 5, 2012, resolution No.1 was appealed by plaintiff and the hearing at Superior Court was held on March 4, 2013. The Cajamarca Superior Court confirmed the ruling of the judge that dismissed the claim.

On May 23, 2013, Marco Arana filed for a Constitutional remedy against the Cajamarca Superior Court decision and on June 3, 2013, the Cajamarca Superior Court accepted the Constitutional remedy filed by Marco Arana and the file has been sent to the Constitutional Court. On September 25, 2013, the Constitutional Court heard oral arguments from the parties and we are waiting their decision. To date the case maintains the same status.

Notes to the consolidated financial statements (continued)

(i)	Open tax procedures –

Buenaventura -

From 2012 to 2014, the tax authorities audited the income tax of 2007 and 2008. As a result, they did not recognize Buenaventura declared tax deductions by S/. 1,056,000,000 (equivalent to US$353,295,000) in 2007 and by S/1,530,985,000 (equivalent to US$512,206,000) in 2008. The main unrecognized deduction by Buenaventura is the payment made for the removal of the price component of its commercial contracts of gold. In the opinion of Management and its legal counsel, the objections are unfounded so Buenaventura should get a favorable result in the initiated claim process.

Also in the year 2014, the Tax Administration has begun the audit of income tax for tax years 2009 and 2010.

Moreover, the Tax Administration has determined that Buenaventura (previously Canteras del Hallazgo S.A.C) has obtained a final return of the Value Added Tax (IVA) by S/. 1,397,351 (equivalent to US$467,968) for December 2010 and January to May 2011. The Tax Administration considers that this amount should not be returned to Buenaventura because it would not be directly linked to its mining exploration. In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process.

Subsidiaries –

CEDIMIN

The income tax of Cedimin of 2002 was audited by the tax authorities. As a result, they do not recognize to Cedimin the declared tax loss carryforward. The main controversy consists on making deductible the loss on the sale of shares in Minera Huallanca S.A.C. and Minera Yanaquihua S.A. for S/.22,041,000 (US$65,881,000). In Management's and its legal counsel’s opinion, that interpretation has no support so Cedimin should get a favorable outcome in the appeal initiated against the tax authorities.

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

Based on the stability agreement signed in 1998, payment of mining royalties was not applicable to Cerro Verde, because that contribution was created after signing the stability contract with the Peruvian government. However under the terms of his new contract stability, Cerro Verde mining began paying royalties and Special Mining Tax for all the production based on Law No. 29788 as of January 1, 2014. At December 31 2014 has been a Special Mining Tax and Mining royalties of $ 24,927,000 and $ 27,189,000, respectively and is presented as an expense for income tax.

Notes to the consolidated financial statements (continued)

SUNAT, the Peruvian national tax authority, has assessed mining royalties on ore processed by the Cerro Verde concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2007 and the years 2008 and 2009. In July 2013, the Peruvian Tax Tribunal issued two decisions affirming SUNAT's assessments for the period December 2006 through December 2008. Decisions by the Tax Tribunal ended the administrative stage of the appeal procedures for these assessments.

In September 2013, Cerro Verde filed judiciary appeals related to the assessments for the 2006 through 2008 periods because it continues to believe that its 1998 stability agreement exempts all minerals extracted from its mining concession from royalties, irrespective of the method used for processing those minerals. With respect to the judiciary appeal related to assessments for the year 2008, on December 17, 2014, Peru's Eighteenth Contentious Administrative Court rendered its decision upholding Cerro Verde's position and nullifying the Tax Tribunal's resolution and SUNAT's assessment. On December 31, 2014, SUNAT and the Tax Tribunal appealed this decision.

As of February 20, 2015, no decision had been rendered with respect to Cerro Verde's judicial appeal of assessments for the 2006 and 2007 periods. In July 2013, a hearing on SUNAT's assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. Although Cerro Verde’s Management believes its interpretation of the stability agreement is correct, if Cerro Verde is ultimately found responsible for these assessments, it may also be liable for penalties and interest, which accrues at rates that range from approximately 7% to 18% based on the year accrued and the currency in which the amounts would be payable. In October 2013, SUNAT served Cerro Verde with a demand for payment totaling 492 million Peruvian Nuevos Soles (US$165 million based on the exchange rate at December 31, 2014, including interest and penalties of US$97 million) based on the Peruvian Tax Tribunal’s decisions for the period December 2006 through December 2008.

As permitted by law, Cerro Verde requested and was granted an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments. As of December 31, 2014, Cerro Verde has made payments totaling 113 million Peruvian Nuevos Soles (US$40 million based on exchange rates at the date of payment) under the installment program, which are included in other assets in the Cerro Verde’s balance sheet.

As of December 31, 2014, the aggregate amount of the assessments, including interest and penalties, for the year 2009 was 226 million Peruvian Nuevos Soles (US$76 million based on the exchange rate at December 31, 2014). SUNAT may make additional assessments for mining royalties and associated penalties and interest for the years 2010 through 2013, which Cerro Verde will contest; Cerro Verde’s Management believes any such assessments for the years 2010 through 2013, if made, would in the aggregate be similar to the aggregate assessments received for the periods December 2006 through December 2009.

No amounts have been accrued for these assessments or the installment payment program as of December 31, 2014, because Cerro Verde believes its 1998 stability agreement exempts it from these royalties and believes any payments will be recoverable.

Notes to the consolidated financial statements (continued)

28.	Transactions with associates companies

(a)	The Group has carried out the following transactions with its associates in the years 2014, 2013 and 2012:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Royalties collected to Minera Yanacocha S.R.L.:
S.M.R.L. Chaupiloma Dos de Cajamarca	36,867	44,185	67,178

Services provided to Minera Yanacocha S.R.L. by:
Buenaventura Ingenieros S.A (Implementation of specific work orders)	699	699	4,440
Consorcio Energético de Huancavelica S.A. (electric power transmission)	915	915	1,681

Dividends received by:
Compañía Minera Coimolache S.A.	12,938	9,803	16,467

Contributions and investments made to:
Canteras del Hallazgo S.A.C.	2,012	6,988	26,410
Sociedad Minera Cerro Verde S.A.A.	-	-	30,727
Others	900	-	1,457

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2014	2013
	US$(000)	US$(000)
Trade receivables -
Minera Yanacocha S.R.L.	14,566	9,220
Compañía Minera Coimolache S.A.	515	201
	15,081	9,421
Other receivables
Compañía Minera Coimolache S.A. (c)	334	15,890

Total trade and other receivables	15,415	25,311

Classification by maturity:
Current portion	15,415	23,068
Non-current portion	-	2,243

Total trade and other receivables	15,415	25,311

Trade payables
Minera Yanacocha S.R.L.	410	783
Compañía Minera Coimolache S.A.	1,384	614
Canteras del Hallazgo S.A.C.	-	30

Total trade and other payables	1,794	1,427

Classification by maturity:
Current portion	1,611	970
Non-current portion	183	457
Total trade and other payables	1,794	1,427

Terms and conditions of transactions with related parties

Purchase transactions and services with related parties are made at market prices. Outstanding balances at year end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2014 and 2013, the Group has not recorded any impairment of receivables related to owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which it operates.

(c)	Compañía Minera Coimolache S.A. (“Coimolache”) -

On October 18, 2010, the Shareholders’ Meeting of Compañía Minera Coimolache S.A. approved the development program and financial support of Tantahuatay Project; the total budget of the project was estimated in US$110,000,000 and the project financing structure should be: 30 percent shareholders’ equity and 70 percent loans from shareholders. On August 8, 2014, Coimolache fully repaid the loan.

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2014 and 2013, directors, officers and employees of the Group have been involved, directly and indirectly, in financial transactions with certain subsidiaries. As of December 31, 2014 and 2013, loans to employees, directors and key personnel amounts to US$27,000 and US$443,000, respectively, are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

(e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2014 and 2013 are presented below:

	2014	2013
	US$(000)	US$(000)
Accounts payable:
Share-based compensation plans	461	1,971
Directors’ compensations	1,090	1,459
Salaries	1,225	1,239
Total	2,776	4,669

Disbursements:
Share-based compensation plans	1,599	6,080
Salaries	8,423	8,089
Total	10,022	14,169

29.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals
-	Exploration and development activities
-	Construction and engineering services
-	Energy generation and transmission services
-	Insurance brokerage
-	Rental of mining concessions
-	Holding of investment in shares (mainly in the associate company Minera Yanacocha S.R.L. and the Group’s subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca)
-	Industrial activities.

Notes to the consolidated financial statements (continued)

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. Also, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently.

Until December 31, 2013, the Group had aggregated all its mining operating segments into one reportable segment based on similarities on long term financial performance, nature of products, production processes, type of customers and legal environment. The Group had also determined that the energy generation and transmission services segment, construction and engineering services and other complementary business activities were not significant in order to evaluate the entire business performance.

In 2014, taking into account the changing economic environment (increased fluctuations of minerals prices, changing technology and increasing costs), the Group decided to present its operating segments separately to provide more transparent information to the interested parties and to facilitate their understanding about the nature and financial effects of its business activities and its economic environment. Comparative information for years 2013 and 2012 has also been provided.

Corporate information mainly includes the following:

In segment information of profit and loss -

-	Sales to third parties of gold purchased by the Parent company from La Zanja mining unit and the corresponding cost of sale as well as other intercompany sales.
-	Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Uchucchacua, Orcopampa, Julcani, Mallay and Breapampa).
-	Exploration activities in non-operating areas, carried out directly by the Parent company and not by the consolidated separate legal entities.
-	Participation in subsidiaries and associate companies of the Parent company, which are accounted for using the equity method.
-	Gain on business combination occurred in 2014, see note 5 to the consolidated financial statements.

In the segment information of assets and liabilities -

-	Investments in Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A., associate companies which are directly owned by the Parent company and are accounted for using the equity method; see note 10 to the consolidated financial statements.
-	Assets and liabilities of the operational mining units owned directly by the Parent company since this is the way the CODM analyzes the business. Assets and liabilities of other operating segments are allocated based on the assets and liabilities of the legal entities included in those segments.

Notes to the consolidated financial statements (continued)

Adjustments and eliminations mainly include the following:

In segment information of profit and loss -

-	The elimination of any profit or loss of investments accounted for under the equity method and not consolidated by the Group corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.
-	The elimination of intercompany sales.
-	The elimination of intercompany cost of sales.
-	The elimination of any equity pickup profit or loss of the subsidiaries of the Parent company.

In the segment information of assets and liabilities –

-	The elimination of the assets and liabilities of the investments accounted for under the equity method and not consolidated, corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.
-	The elimination of any equity pickup investments of the subsidiaries of the Parent company.
-	The elimination of intercompany receivables and payables.

Refer to Note 20 (a) to the consolidated financial statements where the Group reports revenues from external customers for each product and service, and revenues from external customers attributed to Peru and foreign countries. The revenue information is based on the locations of customers.

Refer to Note 20 (b) to the consolidated financial statements for information about major customers (clients representing more than 10 percent of the Group’s revenues).

All non-current assets are located in Peru.

Notes to the consolidated financial statements (continued)

																Equity accounted investees
	Ucchuchacua (Operational mining unit)	Orcopampa (Operational mining unit)	Julcani (Operational mining unit)	Mallay (Operational mining unit)	Breapampa (Operational mining unit)	Colquijirca (Operational mining unit)	La Zanja (Operational mining unit)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of Mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A.	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2014
Results:
Continuing operations
Operating income:
Net sales	202,543	264,049	49,767	42,974	108,468	210,002	185,286	-	66,853	38,906	10,608	-	-	13,976	187,503	1,165,299	1,467,097	192,369	4,205,700	(3,066,787)	1,138,913
Royalty income	-	-	-	-	-	-	-	-	-	-	-	36,867	-	-	-	-	-	-	36,867	-	36,867
Other operating income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20,705	-	-	20,705	(20,705)	-
Total operating income	202,543	264,049	49,767	42,974	108,468	210,002	185,286	-	66,853	38,906	10,608	36,867	-	13,976	187,503	1,186,004	1,467,097	192,369	4,263,272	(3,087,492)	1,175,780
Operating costs
Cost of sales, excluding depreciation and amortization	(149,251)	(113,467)	(26,364)	(22,583)	(37,897)	(122,995)	(84,381)	-	(68,964)	(19,252)	-	-	-	(12,703)	(186,650)	(910,705)	(797,481)	(100,649)	(2,653,342)	2,038,803	(614,539)
Exploration in operating units	(26,633)	(51,814)	(10,981)	(7,807)	(495)	-	(120)	-	-	-	-	-	-	-	(2)	-	-	-	(97,852)	-	(97,852)
Depreciation and amortization	(15,293)	(30,560)	(11,769)	(24,742)	(35,699)	(26,974)	(72,847)	-	(717)	(8,683)	-	(74)	(231)	(7,224)	(868)	-	-	-	(235,681)	26,983	(208,698)
Mining royalties	(1,893)	(24,113)	(466)	(401)	(1,012)	-	(555)	-	-	-	-	-	-	-	-	-	-	-	(28,440)	-	(28,440)
Other operating costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(22,422)	-	-	(22,422)	22,422	-
Total operating costs	(193,070)	(219,954)	(49,580)	(55,533)	(75,103)	(149,969)	(157,903)	-	(69,681)	(27,935)	-	(74)	(231)	(19,927)	(187,520)	(933,127)	(797,481)	(100,649)	(3,037,737)	2,088,208	(949,529)
Gross profit (loss)	9,473	44,095	187	(12,559)	33,365	60,033	27,383	-	(2,828)	10,971	10,608	36,793	(231)	(5,951)	(17)	252,877	669,616	91,720	1,225,535	(999,284)	226,251
Operating expenses
Administrative expenses	(12,351)	(16,077)	(3,289)	(2,719)	(7,349)	(17,634)	(5,920)	(3,184)	(16,135)	(4,354)	(8,901)	(113)	(208)	(376)	(7,828)	(38,262)	-	(2,073)	(146,773)	45,671	(101,102)
Exploration in non-operating areas	-	-	-	-	-	(5,085)	-	(14,399)	-	-	-	-	-	-	(3,540)	-	-	-	(23,024)	(26,983)	(50,007)
Selling expenses	(3,416)	(955)	(1,067)	(1,755)	(393)	(7,103)	(1,441)	-	-	(323)	-	-	-	(147)	(5)	(4,458)	(54,210)	(1,078)	(76,351)	59,746	(16,605)
Other, net	1,338	657	(4,661)	921	(110)	226	(2,833)	569	8,070	7,718	109	(1)	651	(77)	3,930	(77,781)	(3,629)	929	(63,974)	67,033	3,059
Impairment loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(541,141)	-	-	(541,141)	541,141	-
Total operating expenses, net	(14,429)	(16,375)	(9,017)	(3,553)	(7,852)	(29,596)	(10,194)	(17,014)	(8,065)	3,041	(8,792)	(114)	443	(600)	(7,443)	(661,642)	(57,839)	(2,222)	(851,263)	686,608	(164,655)
Operating profit (loss)	(4,956)	27,720	(8,830)	(16,112)	25,513	30,437	17,189	(17,014)	(10,893)	14,012	1,816	36,679	212	(6,551)	(7,460)	(408,765)	611,777	89,498	374,272	(312,676)	61,596
Other income (expense), net
Share in the results of associates under equity method, see note 10	-	-	-	-	-	-	-	-	(6,987)	(2,186)	-	-	(160,379)	-	(91,962)	-	-	-	(261,514)	186,914	(74,600)
Finance costs	(294)	(170)	(153)	(67)	(43)	(4)	(1,728)	(140)	(1,223)	(8,838)	(15)	(3)	(2)	(722)	(760)	(23,504)	(369)	(583)	(38,618)	27,300	(11,318)
Net gain (loss) from currency exchange difference	354	332	124	66	5	(1,031)	(1,525)	(446)	(757)	(1,021)	8	(50)	(4)	(1,107)	(3,400)	1,142	2,284	(1,465)	(6,491)	(1,961)	(8,452)
Gain on business combination	-	-	-	-	-	-	-	-	-	-	-	-	-	-	59,852	-	-	-	59,852	-	59,852
Finance income	10	13	4		-	(278)	-	-	-	-	8	-	-	-	3,951	298	2,443	47	6,496	1,912	8,408
Total other income (expense), net	70	175	(25)	(1)	(38)	(1,313)	(3,253)	(586)	(8,967)	(12,045)	1	(53)	(160,385)	(1,829)	(32,319)	(22,064)	4,358	(2,001)	(240,275)	214,165	(26,110)
Profit (loss) before income tax	(4,886)	27,895	(8,855)	(16,113)	25,475	29,124	13,936	(17,600)	(19,860)	1,967	1,817	36,626	(160,173)	(8,380)	(39,779)	(430,829)	616,135	87,497	133,997	(98,511)	35,486
Income tax	-	-	-	-	-	(21,621)	(12,388)	-	567	(4,835)	(368)	(10,996)	(48)	978	(17,301)	30,491	(238,529)	(36,089)	(310,139)	244,127	(66,012)
Profit (loss) from continued operations	(4,886)	27,895	(8,855)	(16,113)	25,475	7,503	1,548	(17,600)	(19,293)	(2,868)	1,449	25,630	(160,221)	(7,402)	(57,080)	(400,338)	377,606	51,408	(176,142)	145,616	(30,526)

Discontinued operations
Loss from discontinued operations, see note 1(e)																					(31,114)
Net loss																					(61,640)

Total assets	-	-	-	-	-	765,143	278,836	50,370	87,546	403,660	6,265	14,727	1,208,772	130,803	3,778,132	3,483,169	5,771,984	205,059	16,184,466	(11,512,192)	4,672,274
Total liability	-	-	-	-	-	311,001	96,147	5,726	95,466	225,409	3,109	5,727	166	29,472	294,027	803,392	1,306,894	51,720	3,228,256	(2,318,107)	910,149

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,519	1,185,971	982,206	52,685	2,224,381	-	2,224,381
Additions to mining concessions, development costs, property, plant and equipment	12,668	8,963	699	963	3,544	105,477	29,113	83,723	7,516	17,948	227	-	-	-	15,081	-	-	-	285,922	-	285,922

Notes to the consolidated financial statements (continued)

	Ucchuchacua (Operational mining unit)	Orcopampa (Operational mining unit)	Julcani (Operational mining unit)	Mallay (Operational mining unit)	Breapampa (Operational mining unit)	Colquijirca (Operational mining unit)	La Zanja (Operational mining unit)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A.	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2013
Results:
Continuing operations
Operating income:
Net sales	205,218	324,343	45,995	44,896	119,871	187,769	193,298	1,504	96,523	33,809	8,455	-	-	206,240	1,406,825	1,811,488	209,636	4,895,870	(3,680,449)	1,215,421
Royalty income	-	-	-	-	-	-	-	-	-	-	-	44,185	-	-	-	-	-	44,185		44,185
Other operating income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	29,181	-	-	29,181	(29,181)	-
Total operating income	205,218	324,343	45,995	44,896	119,871	187,769	193,298	1,504	96,523	33,809	8,455	44,185	-	206,240	1,436,006	1,811,488	209,636	4,969,236	(3,709,630)	1,259,606
Operating costs
Cost of sales, excluding depreciation and amortization	(113,631)	(128,184)	(17,585)	(24,282)	(49,535)	(119,969)	(85,980)	(555)	(91,804)	(25,412)	-	-	-	(208,968)	(983,238)	(795,064)	(124,325)	(2,768,532)	2,141,247	(627,285)
Exploration in operating units	(25,311)	(57,871)	(7,054)	(9,342)	(2,974)	-	(1,236)	(2,441)	-	-	-	-	-	-	-	-	-	(106,229)	4,316	(101,913)
Depreciation and amortization	(10,844)	(28,964)	(4,586)	(20,348)	(25,501)	(35,644)	(27,930)	(9)	(264)	(1,751)	-	(112)	(1,434)	(524)	-	-	-	(157,911)	(1,229)	(159,140)
Mining royalties	(1,675)	(26,448)	(405)	(365)	(968)	-	(431)	(110)	-	-	-	-	-	-	-	-	-	(30,402)	-	(30,402)
Other operating costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(28,672)	-	-	(28,672)	28,672	-
Total operating costs	(151,461)	(241,467)	(29,630)	(54,337)	(78,978)	(155,613)	(115,577)	(3,115)	(92,068)	(27,163)	-	(112)	(1,434)	(209,492)	(1,011,910)	(795,064)	(124,325)	(3,091,746)	2,173,006	(918,740)
Gross profit (loss)	53,757	82,876	16,365	(9,441)	40,893	32,156	77,721	(1,611)	4,455	6,646	8,455	44,073	(1,434)	(3,252)	424,096	1,016,424	85,311	1,877,490	(1,536,624)	340,866
Operating expenses
Administrative expenses	(11,818)	(20,381)	(1,949)	(2,607)	(7,128)	(15,637)	(2,475)	(2,330)	(8,282)	(2,571)	(7,801)	(96)	(5,916)	13,342	(67,064)	-	(1,843)	(144,556)	69,438	(75,118)
Exploration in non-operating areas	-	-	-	-	-	(5,220)	(6,563)	(2,444)	-	-	-	-	-	(21,928)	-	-	-	(36,155)	3,350	(32,805)
Selling expenses	(3,346)	(3)	(755)	(1,423)	-	(8,763)	(528)	(10)	-	-	-	-	-	(13)	(3,740)	(68,448)	(522)	(87,551)	72,709	(14,842)
Excess of workers’ profit sharing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(704)	(704)
Other, net	2,592	1,822	209	108	(158)	(656)	(18)	1,910	422	50	94	(3)	657	(9,674)	(77,534)	147	779	(79,253)	77,099	(2,154)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,038,548)	-	-	(1,038,548)	1,038,548	-
Total operating expenses, net	(12,572)	(18,562)	(2,495)	(3,922)	(7,286)	(30,276)	(9,584)	(2,874)	(7,860)	(2,521)	(7,707)	(99)	(5,259)	(18,273)	(1,186,886)	(68,301)	(1,586)	(1,386,063)	1,260,440	(125,623)
Operating profit (loss)	41,185	64,314	13,870	(13,363)	33,607	1,880	68,137	(4,485)	(3,405)	4,125	748	43,974	(6,693)	(21,525)	(762,790)	948,123	83,725	491,427	(276,184)	215,243
Other income (expense), net
Share in the results of associates under equity method , see note 10	-	-	-	-	-	-	-	-	(1,511)	(3,140)	-	-	(238,810)	(104,219)	-	-	-	(347,680)	233,535	(114,145)
Finance costs	(561)	(832)	(477)	(544)	(163)	(47)	(1,301)	(344)	(232)	(1,992)	(96)	(5)	(3)	(3,731)	(18,745)	(1,843)	(2,385)	(33,301)	23,405	(9,896)
Net gain (loss) from currency exchange difference	325	92	63	64	(64)	(4,544)	(777)	81	(111)	(1,355)	119	(66)	(17)	(985)	2,065	(1,858)	(524)	(7,492)	300	(7,192)
Finance income	18	29	-	-	-	-	-	1	6	-	7	3	-	4,693	720	2,178	335	7,990	(1,369)	6,621
Total other income (expense), net	(218)	(711)	(414)	(480)	(227)	(4,591)	(2,078)	(262)	(1,848)	(6,487)	30	(68)	(238,830)	(104,242)	(15,960)	(1,523)	(2,574)	(380,483)	255,871	(124,612)
Profit (loss) before income tax	40,967	63,603	13,456	(13,843)	33,380	(2,711)	66,059	(4,747)	(5,253)	(2,362)	778	43,906	(245,523)	(125,767)	(778,750)	946,600	81,151	110,944	(20,313)	90,631
Income tax	-	-	-	-	-	(5,003)	(29,211)	(17)	(72)	(3,228)	(269)	(13,151)	(67)	(35,464)	203,471	(333,338)	(34,156)	(250,505)	164,023	(86,482)
Profit (loss) from continued operations	40,967	63,603	13,456	(13,843)	33,380	(7,714)	36,848	(4,764)	(5,325)	(5,590)	509	30,755	(245,590)	(161,231)	(575,279)	613,262	46,995	(139,561)	143,710	4,149

Discontinued operations
Loss from discontinued operations, see note 1(e)																				(83,885)
Net loss																				(79,736)

Total assets	-	-	-	-	-	687,187	270,911	37,366	54,372	430,588	5,801	9,008	1,387,667	3,603,191	3,754,692	4,828,201	203,749	15,272,733	(10,720,466)	4,552,267
Total liability	-	-	-	-	-	243,749	89,767	9,174	39,744	269,466	2,774	3,439	137	272,832	674,642	740,717	69,542	2,415,983	(1,688,137)	727,846

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	41,931	1,360,689	904,315	43,367	2,350,302	-	2,350,302
Additions to mining concessions, development costs, property, plant and equipment	16,038	11,023	8,927	16,643	16,233	216,477	89,308	89,313	12,307	48,532	126	-	-	42,699	-	-	-	567,626	-	567,626

Notes to the consolidated financial statements (continued)

																Equity accounted investees
	Uchucchacua (Operational mining unit)	Orcopampa (Operational mining unit)	Julcani (Operational mining unit)	Mallay (Operational mining unit)	Breapampa (Operational mining unit)	Colquijirca (Operational mining unit)	Cedimin (Operational mining unit)	La Zanja (Operational mining unit)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A.	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2012
Results:
Continuing operations
Operating income
Net sales	306,351	458,164	73,357	28,176	-	268,480	31,751	216,765	4,501	67,745	35,193	7,658	-	-	237,150	2,146,641	2,127,023	262,597	6,271,552	(4,848,709)	1,422,843
Royalty income	-	-	-	-	-	-	-	-	-	-	-	-	67,178	-	-	-	-	-	67,178	-	67,178
Other operating income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	22,861	-	-	22,861	(22,861)	-
Total operating income	306,351	458,164	73,357	28,176	-	268,480	31,751	216,765	4,501	67,745	35,193	7,658	67,178	-	237,150	2,169,502	2,127,023	262,597	6,361,591	(4,871,570)	1,490,021
Operating costs
Cost of sales, excluding depreciation and amortization	(120,125)	(115,124)	(23,857)	(21,238)	-	(158,006)	(17,617)	(93,327)	(1,675)	(54,191)	(26,050)	-	-	-	(237,410)	(832,116)	(765,789)	(113,866)	(2,580,391)	2,009,148	(571,243)
Exploration in operating units	(29,306)	(49,079)	(7,328)	(8,019)	(308)	-	(9,015)	(2,517)	(236)	-	-	-	-	-	(51)	-	-	-	(105,859)	2,644	(103,215)
Depreciation and amortization	(16,274)	(25,241)	(1,689)	(7,957)	-	(26,100)	(2,088)	(26,139)	(83)	(268)	(2,108)	-	(112)	(230)	(814)	-	-	-	(109,103)	(1,922)	(111,025)
Mining royalties	(726)	(35,963)	(173)	(79)	-	-	(308)	(133)	(329)	-	-	-	-	-		-	-	-	(37,711)	215	(37,496)
Other operating costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(22,069)	-	-	(22,069)	22,069	-
Total operating costs	(166,431)	(225,407)	(33,047)	(37,293)	(308)	(184,106)	(29,028)	(122,116)	(2,323)	(54,459)	(28,158)	-	(112)	(230)	(238,275)	(854,185)	(765,789)	(113,866)	(2,855,133)	2,032,154	(822,979)
Gross profit (loss)	139,920	232,757	40,310	(9,117)	(308)	84,374	2,723	94,649	2,178	13,286	7,035	7,658	67,066	(230)	(1,125)	1,315,317	1,361,234	148,731	3,506,458	(2,839,416)	667,042

Operating expenses
Administrative expenses	(11,483)	(22,585)	(3,172)	(2,818)	-	(19,356)	(1,327)	(3,387)	(1,569)	(9,717)	(3,790)	(6,013)	(87)	(1,473)	(8,032)	(70,916)	-	(2,344)	(168,069)	73,951	(94,118)
Exploration in non-operating areas	-	-	-	(1,959)	(5,571)	-	(16,191)	(2,477)	(26,729)	-	-	-	-	-	(44,090)	-	-	-	(97,017)	1,526	(95,491)
Selling expenses	(5,029)	(17)	(637)	(932)	-	(8,243)	(73)	(447)	(29)	-	-	-	-	-	(84)	(4,498)	(78,674)	(701)	(99,364)	83,873	(15,491)
Excess of workers’ profit sharing	-	-	-	-	-	-	(43)	-	-	-	-	-	-	-	43	-	-	-	-	(2,164)	(2,164)
Other, net	1,383	2,790	(552)	50	(195)	(19,487)	599	(799)	2,912	(365)	7,699	71	-	600	19,965	(192,869)	(29,504)	361	(207,341)	226,513	19,172
Total operating expenses, net	(15,129)	(19,812)	(4,361)	(5,659)	(5,766)	(47,086)	(17,035)	(7,110)	(25,415)	(10,082)	3,909	(5,942)	(87)	(873)	(32,198)	(268,283)	(108,178)	(2,684)	(571,791)	383,699	(188,092)
Operating profit (loss)	124,791	212,945	35,949	(14,776)	(6,074)	37,288	(14,312)	87,539	(23,237)	3,204	10,944	1,716	66,979	(1,103)	(33,323)	1,047,034	1,253,056	146,047	2,934,667	(2,455,717)	478,950
Other income (expense), net
Share in the results of associates under equity method, see note 10	-	-	-	-	-	-	-	-	-	1,218	3,345	-	-	299,240	514,670	-	-	-	818,473	(339,486)	478,987
Finance costs	-	-	-	-	-	(1,667)	(285)	(1,464)	(47)	(104)	(210)	(8)	(7)	(6)	(4,636)	(13,135)	(6,951)	(5,463)	(33,983)	25,693	(8,290)
Net gain (loss) from currency exchange difference	(265)	(153)	(72)	(61)	56	569	(88)	288	73	(464)	433	(75)	848	125	641	(1,216)	3,149	1,305	5,093	(3,238)	1,855
Finance income	-	-	-	-	-	249	-	-	-	-	-	31	-	51	8,305	1,019	1,886	353	11,894	(2,408)	9,486
Total other income (expense), net	(265)	(153)	(72)	(61)	56	(849)	(373)	(1,176)	26	650	3,568	(52)	841	299,410	518,980	(13,332)	(1,916)	(3,805)	801,477	(319,439)	482,038
Profit (loss) before income tax	124,526	212,792	35,877	(14,837)	(6,018)	36,439	(14,685)	86,363	(23,211)	3,854	14,512	1,664	67,820	298,307	485,657	1,033,702	1,251,140	142,242	3,736,144	(2,775,156)	960,988

Income tax	-	-	-	-	-	(11,990)	279	(28,530)	(71)	(1,052)	(20)	(470)	(20,560)	(27)	(78,875)	(385,827)	(454,556)	(50,995)	(1,032,694)	889,736	(142,958)
Profit (loss) from continued operations	124,526	212,792	35,877	(14,837)	(6,018)	24,449	(14,406)	57,833	(23,282)	2,802	14,492	1,194	47,260	298,280	406,782	647,875	796,584	91,247	2,703,450	(1,885,420)	818,030

Discontinued operations
Loss from discontinued operations, see note 1(e)																					(57,510)
Net profit																					760,520

Total assets	-	-	-	-	-	561,267	23,548	218,145	7,523	34,678	353,650	6,235	15,343	1,599,615	4,034,424	4,512,803	4,078,553	251,427	15,697,211	(11,074,764)	4,622,447
Total liability	-	-	-	-	-	178,199	35,777	69,610	12,533	14,423	134,135	3,682	6,078	150	294,962	857,248	604,331	139,766	2,350,894	(1,726,627)	624,267
Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	35,109	1,614,244	788,170	32,365	2,469,888	-	2,469,888
Additions to mining concessions, development costs, property, plant and equipment	18,379	19,047	3,549	18,687	37,004	148,759	3,012	75,742	6,976	483	74,283	538	-	-	83,776	-	-	-	490,235	-	490,235

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continued operations follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Segments profit (loss)	(176,142)	(139,561)	2,703,450
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(108,861)	(195,573)	(1,060,320)
Elimination of intercompany sales	(242,022)	(252,500)	(312,448)
Elimination of intercompany cost of sales	229,968	238,620	297,377
Elimination of equity pick up loss of the subsidiaries and associates of the Parent company	261,514	347,680	(818,473)
Others	(5,017)	5,483	8,444
Consolidated profit (loss) from continued operations	(30,526)	4,149	818,030

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Segments assets	16,184,466	15,272,733	15,697,211
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(6,727,205)	(6,108,111)	(5,973,391)
Elimination of equity pick up investments of the subsidiaries and associates of the Parent company	(4,615,191)	(4,398,677)	(5,004,322)
Elimination of intercompany receivables	(156,456)	(203,236)	(125,282)
Others	(13,340)	(10,442)	28,231
Consolidated assets	(4,672,274)	4,552,267	4,622,447

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Segments liabilities	3,228,256	2,415,983	2,350,894
Liabilities of equity accounted investees, not consolidated	(2,162,006)	(1,484,901)	(1,601,345)
Elimination of intercompany payables	(156,456)	(203,236)	(125,282)
Others	355	-	-
Consolidated liabilities	910,149	727,846	624,267

Notes to the consolidated financial statements (continued)

30.	Derivative financial instruments

(a)	The volatility of copper prices during the last two year has caused the management of the subsidiary El Brocal to enter into future contracts. These contracts, which have been negotiated since August 8, 2013, are intended to reduce the volatility of the cash flows attributable to the fluctuations in the cooper price, according to the risk strategy approved by the Board of Directors of this subsidiary.

The contracts seek to eliminate the volatility of the copper price from September 2013 to December 2014, according to the existing sales commitments of cooper concentrate, which are related to 25 percent of the annual production of such metal (50 percent from 2014).

As of December 31, 2014, the fair value of futures contracts amounted to an asset of US$3,688,000 (a liability of US$1,093,000 as of December 31, 2013). The balancing entry, net of the deferred income tax, amounted to a positive balance of US$2,485,000 and is presented as other reserves of equity in the consolidated statements of changes in equity.

(b)	Embedded derivative for the change in prices in the interim trade settlements -

The Group’s sales of concentrates are based on commercial contracts, under which a provisional sales value is determined based on future quotations (forward). The adjustment to sales is considered an embedded derivative, which is required to be separated from the host contract. Commercial contracts are linked to market prices (London Metal Exchange) at the dates of the expected settlements of the open positions as of December 31, 2014 and 2013. The embedded derivative does not qualify for hedge accounting; therefore, changes in the fair value are recorded as an adjustment to net sales.

Embedded derivatives held by Buenaventura and El Brocal as of December 31, 2014 are:

			Quotations
Metal	Quantity	Period of quotations 2015	Provisional	Future	Fair value, net
			US$	US$	US$(000)

Gold	7 SMT	January	1,200.43	1,206.70	-
Silver	2,361,515 OZ	January – April	15.62 – 19.03	16.35 – 16.38	(631)
Lead	6,975 DMT	January – April	1,869.30 – 2,178.60	1,840.00 – 1,851.88	(628)
Zinc	13,521 DMT	January – March	2,171.71 – 2,380.00	2,122.50 – 2,129.25	(296)
Copper	67,815 DMT	January – June	6,408.10 – 6,907.73	6,118.00 – 6,186.00	(7,558)
	36,442 OZ	January – February	1,194.00 – 1,227.00	1,201.84 – 1,216.45	41
Total liability, net					(9,072)

Notes to the consolidated financial statements (continued)

			Quotations
Metal	Quantity	Period of quotations 2014	Provisional	Future	Fair value, net
			US$	US$	US$(000)

Gold	27,897 OZ	January	1,211.03 – 1,231.75	1,276.16	861
Silver	2,223.443 OZ	January – September	19.40 – 22.61	20.23 – 22.56	(354)
Gold	10 DMT	January	1,227.00 – 1,345.99	1,240.50	(1)
Copper	26,651 DMT	January – July	7,051 – 7,229	7,229.00 – 7,371.00	1,075
Zinc	1,351 DMT	March – April	1,905.30 – 1,968.34	2,037.00 – 2,040.63	125
Lead	2,561 OZ	January – September	2,053.65 – 2,135.33	2,088.40 – 2,178.32	151
Total asset, net					1,857

31.	Financial – risk management objectives and policies

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

There were no changes in the objectives, policies or processes during the years ended December 31, 2014 and 2013.

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

The sensitivity analyses in this section relate to the positions as of December 31, 2014, 2013 and 2012, and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

Notes to the consolidated financial statements (continued)

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase/decrease	Effect on loss before income tax
		US$(000)

2014
Exchange rate	+10%	5,950
Exchange rate	-10%	(7,271)

2013
Exchange rate	+10%	20,989
Exchange rate	-10%	(25,225)

2012
Exchange rate	+10%	8,854
Exchange rate	-10%	(10,563)

(a.2)	Commodity price risk

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes’ in market interest rates relates to the Groups’ long-term financial obligations with floating interest rates.

A table showing the effect in profit or loss of the variations of interest rates:

	Increase / decrease of Libor rate	Effect on results
	(percentage rates)	US$(000)

2014
Interest rates	+10	110
Interest rates	-10	(110)

2013
Interest rates	+10	58
Interest rates	-10	(58)

2012
Interest rates	+10	57
Interest rates	-10	(57)

Notes to the consolidated financial statements (continued)

(b)	Credit risk-

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivable) and from its financing activities, including deposits with banks and other financial instruments.

The Group invests the excess cash in financial leading institutions, sets conservative credit policies and constantly evaluates the market conditions in which it operates.

Trade accounts receivable are denominated in U.S. dollars. The Group’s sales are made to domestic and foreign customers. See concentration of spot sales in note 20(b). An impairment analysis is performed on an individual basis.

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

The Group continually monitors its liquidity risk based on cash flow projections.

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2014
Trade and other payables	253,177	-	-	-	253,177
Financial obligation (principal and interest)	21,251	21,781	71,652	24,297	138,981

	274,428	21,781	71,652	24,297	392,158

As of December 31, 2013
Trade and other payables	283,704	-	-	-	283,704
Financial obligation (principal and interest)	16,284	45,968	141,844	53,173	257,269

Total	299,988	45,968	141,844	53,173	540,973

(d)	Capital management -

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

Notes to the consolidated financial statements (continued)

32.	Fair value measurement

Quantitative disclosure fair value measurement hierarchy for assets and liabilities:

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant non-observable inputs (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2014
Assets measured at fair value:
Derivative financial assets:	3,688	-	3,688	-

Liabilities measured at fair value:
Derivative financial liabilities:
- Embedded derivatives for concentrates sales, net	9,072	-	9,072	-
- Contingent consideration liability	23,026	-	-	23,026

As of December 31, 2013
Assets measured at fair value:
Derivative financial assets
- Embedded derivatives for concentrates sales, net	1,856	-	1,856	-

Liabilities measured at fair value:
Derivative financial liabilities
- Hedge derivative financial instruments	1,093	-	1,093	-

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

Notes to the consolidated financial statements (continued)

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

Based on the foregoing, there are no important existing difference between the value in books and the reasonable value of the assets and financial liabilities as of December 31, 2014 and 2013.

MINERA YANACOCHA S.R.L. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013 AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDING DECEMBER 31, 2014

MINERA YANACOCHA S.R.L. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013 AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDING DECEMBER 31, 2014

$ = United States dollar

S/. = New Peruvian sol

F-97

REPORT OF INDEPENDENT AUDITORS

To the Partners and the Executive Committee of

Minera Yanacocha S.R.L.

March 30, 2015

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income and comprehensive income, changes in partners’ equity and cash flows, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L. and subsidiary at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards (IFRS). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Countersigned by

/s/ Luis W. Montero (partner)

Luis W. Montero

Peruvian Certified Public Accountant

Registration No.01-17729

MINERA YANACOCHA S.R.L. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(IN THOUSANDS OF U.S. DOLLARS)

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2014	2013
Current assets
Cash and cash equivalents	5	$786,624	$586,965
Trade accounts receivable		5,352	20
Due from related parties	8	36,017	25,539
Inventories	9	64,903	68,876
Stockpiles and ore on leach pads	10	270,511	183,988
Other current assets	11	111,881	75,610
Total current assets		1,275,288	940,998

Non-current assets
Available-for-sale financial assets	12	16,884	16,791
Stockpiles and ore on leach pads	10	215,809	329,363
Property, machinery and equipment	13	1,098,514	1,565,299
Intangible assets	14	393,195	587,523
Deferred income tax asset	15	483,479	314,718
Total non-current assets		2,207,881	2,813,694

Total assets		$3,483,169	$3,754,692

LIABILITIES AND PARTNERS’ EQUITY

		As of	As of
		December 31,	December 31,
	Note	2014	2013
Current liabilities
Trade accounts payable		$69,788	$75,673
Due to related parties	8	51,071	34,275
Income tax payable		35,436	6,172
Workers’ profit sharing	16	31,053	32,213
Other current liabilities	17	42,491	77,814
Total current liabilities		229,839	226,147

Non-current liabilities
Reclamation and remediation liabilities	18	542,345	425,279
Other long-term liabilities		31,208	23,216
Total non-current liabilities		573,553	448,495
Total liabilities		803,392	674,642

Partners’ equity	19
Partners’ contributions		398,216	398,216
Additional contributions		226	226
Retained earnings		2,281,335	2,681,608
Total partners’ equity		2,679,777	3,080,050

Total liabilities and partners’ equity		$3,483,169	$3,754,692

The accompanying notes from page 6 to 41 are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(IN THOUSANDS OF U.S. DOLLARS)

		For the year ended
		December 31,
	Note	2014	2013	2012
Operating income:
Revenue from sales		$1,165,299	$1,406,825	$2,146,641
Other operating income		20,705	29,181	22,861
Total gross income		1,186,004	1,436,006	2,169,502

Costs applicable to sales	20	(910,705)	(983,238)	(832,116)
Other operating costs		(22,422)	(28,672)	(22,069)
Total operating costs		(933,127)	(1,011,910)	(854,185)
Gross profit		252,877	424,096	1,315,317

Operative expenses:
Selling expenses		(4,458)	(3,740)	(4,498)
Administrative expenses	21	(38,262)	(67,064)	(70,916)
Impairment loss	13 and 14	(541,141)	(1,038,548)	-
Other operating expenses,net	22	(77,781)	(77,534)	(192,869)
Operative profit		(408,765)	(762,790)	1,047,034

Other income (expenses), net:
Financial income		298	720	1,019
Financial expenses	23	(23,504)	(18,745)	(13,135)
Exchange difference		1,142	2,065	(1,216)
Results before income tax		(430,829)	(778,750)	1,033,702
Income tax	15	30,491	203,471	(385,827)
(Loss) profit for the year		$(400,338)	$(575,279)	$647,875

Comprehensive (loss) income
(Loss) profit for the year		$(400,338)	$(575,279)	$647,875
Other comprehensive income:
Item that may be subsequently reclassified
to profit or loss:
Fluctuation in the fair value of available-for-sale
financial asset, net of tax effect		65	(226)	1,129
Total comprehensive (loss) income for the year		$(400,273)	$(575,505)	$649,004

The accompanying notes from page 6 to 41 are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 AND 2012

(IN THOUSANDS OF U.S. DOLLARS)

	Partners’	Additional	Retained
	contributions	contributions	earnings	Total

Balances at January 1, 2012	$398,216	$226	$2,608,109	$3,006,551
Profit for the year	-	-	647,875	647,875
Other comprehensive income for the year			1,129	1,129
Balances at December 31, 2012	$398,216	$226	$3,257,113	$3,655,555
Loss for the year	-	-	(575,279)	(575,279)
Other comprehensive loss for the year			(226)	(226)
Balances at December 31, 2013	$398,216	$226	$2,681,608	$3,080,050
Loss for the year	-	-	(400,338)	(400,338)
Other comprehensive income for the year			65	65
Balances at December 31, 2014	$398,216	$226	$2,281,335	$2,679,777

The accompanying notes from page 6 to 41 are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN THOUSANDS OF U.S. DOLLARS)

	For the year ended
	December 31,
	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) profit for the year	$(400,338)	$(575,279)	$647,875
Reconciliation of net profit with net cash provided
by operating activities:
Impairment loss on assets	541,141	1,038,548	-
Depreciation and amortization	360,334	349,760	277,924
Deferred income tax	(168,761)	(430,624)	29,102
Unwinding of discount of the provision
for reclamation and remediation	43,229	18,113	12,568
Write-off of fixed assets	42,937	23,831	16,904
Write-down of ore on leach pads to realizable value	95,859	146,052	5,375
Other operative adjustments	(2,626)	109	(496)
(Increase) decrease in operating assets:
Inventories, stockpiles and ore on leach pads	(64,855)	(121,868)	(62,765)
Accounts receivables trade and other accounts receivable	(41,603)	48,216	(27,353)
Intercompany accounts receivable	(10,478)	(8,334)	(15,980)
Accounts payable and other accrued liabilities	(14,640)	(64,137)	53,294
Intercompany accounts payable	16,796	(15,124)	14,084
Reclamation liabilities paid	(10,419)	(4,387)	(7,661)
Other operating adjustment	29,264	(42,832)	(84,141)
Net cash provided by operating activities	415,840	362,044	858,730

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, machinery and equipment	(111,694)	(327,453)	(769,897)
Purchase and development of intangible assets	(104,487)	(65,677)	(268,773)
Net cash applied to investing activities	(216,181)	(393,130)	(1,038,670)

Net (decrease) increase in cash and cash equivalents	199,659	(31,086)	(179,940)
Cash and cash equivalents at beginning of year	586,965	618,051	797,991
Cash and cash equivalents at end of year	$786,624	$586,965	$618,051

Transactions that do not represent cash flows
- Addition of asset retirement and mine closure (Note 14)	64,520	44,604	163,050

The accompanying notes from page 6 to 41 are an integral part of these consolidated financial statements.

MINERA YANACOCHA S.R.L. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013 AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDING DECEMBER 31, 2014

1.	GENERAL INFORMATION AND BUSINESS ACTIVITIES

a)	General Information -

Minera Yanacocha S.R.L. (the “Company”), formerly Minera Yanacocha S.A., was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is engaged in the production of gold and exploration and development of gold and copper under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”).

The Company is owned 51.35% by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation (“Newmont”, the ultimate parent company), 43.65% owned by Compañía Minera Condesa S.A., which is 100% owned by Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and 5% owned by the International Finance Corporation.

The majority Partners of the Company (or their affiliates) also own the majority interest in Chaupiloma. In accordance with a mining lease, amended and effective on January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

b)	Business activities -

The Company’s operations are located near Cajamarca, province of Peru and currently include the following open pit mines: Cerro Yanacocha, La Quinua, La Quinua Sur, El Tapado Oeste, Chaquicocha, Maqui Maqui, Marleny and Cerro Negro. The Company has four leach pads, three processing facilities, and one mill. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching or milling, followed by Merrill - Crowe zinc precipitation and smelting where a final doré product is poured. The doré is then shipped offsite for refining and is sold on the worldwide gold markets.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flows and profitability of the Company’s operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control. During 2014, 2013 and 2012, the Company produced 0.97 million, 1.02 million and 1.35 million ounces of gold, respectively.

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. The project has proven and probable reserves of 12.6 million ounces (unaudited) of contained gold and 3.3 billion pounds (unaudited) of contained copper at December 31, 2014.

Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The result of the Peruvian Central Government initiated Environmental Impact Assessment (“EIA”) independent review were announced on April 20, 2012 and confirmed that our initial EIA met Peruvian and International standards. The review made recommendations to provide additional water capacity and social funds, which we have largely accepted. We announced our decision to move the project forward on a “water first” approach on June 22, 2012. In the first half of 2014, a Conga Restart Study was completed to identify and test alternatives to advancing development of the project. Following this assessment, a new plan was developed to reduce spending to focus on only the most critical work – protecting people and assets, engaging with communities, and maintaining existing project infrastructure – while maintaining optionality. The Company will not proceed with the full development of Conga without social acceptance, solid project economics and potentially another partner to help defray costs and risk.

Construction of Conga and the implementation of the independent EIA review recommendations will continue provided it can be done in a safe manner with risk-adjusted returns that justify future investment. However, development of Conga is contingent upon generating acceptable project returns and getting local community and governmental support. Should the Company be unable to continue with the current development plan at Conga, the Company may in the future reprioritize and reallocate capital to other alternatives, which may result in a potential impairment of the Conga project.

In the second quarter of 2011, Presidential and Congressional elections resulted in a change in government in Peru. The new administration supported mining as a driver for continued growth and future development of Peru. However, we are unable to predict whether the Central government will continue to take similar positions in the future. The regional government actively opposed the Conga project in 2012 and continues to reject the viability of its development. We are unable to predict the positions that will be taken in the future and whether such positions or changes in law will affect Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, as well as future protests, community demands and road blockages. For example, during the third quarter of 2011, the new government enacted four new tax laws. The Company cannot predict future positions of either the Central or regional government on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on our results of operations and financial position. Additionally, any inability to continue to develop the Conga project or operate at Yanacocha could have an adverse impact on our growth if we are not able to replace its expected production. To help insure the viability of the Company’s mining activities, Yanacocha has an active community relations program focus on Cajamarca water projects and education. In addition, Conga is building reservoirs under its water/first approach in effort the gain social acceptance.

Total proven and probable reserves (unaudited) contained in active open pits, other pits to be developed, stockpiles, ore in process on leach pads and the Conga project are approximately 18.3 million ounces of contained gold, 3.3 billion pounds of contained copper and 104.7 million ounces of contained silver at December 31, 2014.

The Company’s financial statements for the year ended December 31, 2014, have been issued with the approval of the Partners’ Meeting held on March 26, 2015.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretation Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets which are measured at their fair value. The financial statements are expressed in thousands of United States Dollars, unless otherwise stated.

The information contained in these consolidated financial statements is the responsibility of the Executive Committee of the Company, which expressly states that in preparing them it has applied the principles and criteria required by the IFRS issued by the International Accounting Standard Board (IASB).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are described in note 4.

2.1.1	Changes in accounting policies and disclosures

a)	New standards, amendments and interpretation adopted by the Company -

The following standards have been adopted by the Company for the first time for the financial year beginning on January 1, 2014 and did not have a material impact on the Company or do not apply to its operations:

•	Amendment to IAS 32, ‘Financial instruments: Presentation” on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment did not have a significant effect on the Company’s financial statements.

•	Amendments to IAS 36, “Impairment of assets”, on the recoverable amount disclosures for non-financial assets. The amendment removed certain disclosure of the recoverable amount of cash-generating units which had been included in IAS 36 by the issue of IFRS 13.

•	Amendment to IAS 39, “Financial instruments: Recognition and measurement” on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative change to “over-the-counter” derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. This standard does not apply to the Company’s operations.

•	IFRIC 21, “Levies”, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 “Provisions”. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The adoption of this new standard had no impact on the Company’s financial statements.

Other standards amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not applicable to the Company.

b)	New standards, amendments and interpretations not yet adopted -

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

•	IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in July 2014. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized costs, fair value through other comprehensive income (“OCI”) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirement for hedge effectiveness by replacing the bright line hedge effectiveness test. It requires an economic relationship between the hedged item and hedging instrument and for the “hedge ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Company has yet to assess IFRS 9´s full impact.

•	IFRS 15, “Revenue from contracts with customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainly of revenue and cash flow arising from an entity´s contracts with customer. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.2	Principles of consolidation

The consolidated financial statements include the accounts of Minera Yanacocha S.R.L and those of the San José Reservoir Trust (“Trust”). In November 2008, the Company funded the Trust to ensure continuous operation of the San José Reservoir after 2018. The Company transferred $13,000 to the Trust in 2008. No withdrawals are allowed until 2018 and the Company is committed to accumulate a $23,000 fund as of such date. This Trust is irrevocable and is a separate legal entity. The grantor is the Company, the trustee is FiduPerú S.A. Sociedad Fiduciaria and the beneficiary is the Company.

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

2.4	Functional currency and foreign currency transactions

The consolidated financial statements are stated in U.S. dollars, the Company’s functional currency. Transactions in other currencies are recorded in U.S. dollars based on exchange rates prevailing at the time of such transactions. Monetary assets and liabilities denominated in other currencies are translated into the U.S. dollar at exchange rates prevailing at the balance sheet dates, and any resulting gains or losses are reflected in current earnings.

2.5	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. Restricted cash is excluded from cash and cash equivalents and is included in other current assets or long-term assets depending on restrictions.

2.6	Trade and other receivables

Trade receivables are amounts due from customers for goods sold in the ordinary course of business. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently are measured at the fixed forward price if such a commitment exists. If no commitment exists, trade accounts receivables are measured at the forward price for the relevant quoted period at the end of the month in which the sale is recorded, or if no such forward price exists, at the month end cash settlement price. The Company’s net trade receivable from provisional  silver, gold, carbon fines and copper concentrate sales is valued using quoted market prices based on the forward price of the COMEX Silver Index, the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold), and the London Metal Exchange (“LME”) (copper).

Other accounts receivable are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method. A provision is made where the estimated recoverable amount is lower than the carrying amount.

2.7	Financial assets

2.7.1	Classification

The Company classifies its financial assets in the following categories: loans and receivables and available-for-sale financial assets. Classification depends on the purpose for which the financial asset is acquired for. Management determines the classification of the financial assets at the date of its initial recognition.

a)	Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise cash and cash equivalents, trade and other receivables in the statement of financial position (notes 6 to 8).

b)	Available-for-sale financial assets -

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.7.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value. Financial assets carried at fair value are initially recognized at fair value and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Changes in fair value of available-for-sale financial assets are recognized in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustment recognized in other comprehensive income are included in the statement of comprehensive income as “gain and losses from investment securities.”

Interest on available for sale securities calculated using the effective interest method is recognized in the statement of comprehensive income as part of other income.

2.7.3	Impairment of financial assets

The Company assesses at each statement of financial position date whether a financial asset is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

a)	Financial assets carried at amortized cost -

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (ie: the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the statement of comprehensive income.

b)	Available-for-sale financial assets -

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from other comprehensive income to the statement of income. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Impairment losses on debt instruments are reversed through profit or loss; if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

2.8	Off-setting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.9	De-recognition of financial assets and liabilities

2.9.1	Financial assets

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired;

•	The Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or the Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognize the financial asset to the extent of its continuing involvement in the asset.

2.9.2	Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gains on de-recognition are recognized within finance income and losses within finance costs.

2.10	Derivative financial instruments and hedging activities

During 2014 and 2013 the Company has not engaged itself in any contract involving derivative financial instruments.

2.11	Stockpiles, ore on leach pads and inventories

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

a)	Stockpiles -

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

b)	Ore on leach pads -

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting gold-bearing solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable overhead and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

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

c)	In-process inventory -

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

d)	Precious metals inventory -

Precious metals include gold Dore and/or gold bullion. Precious metals that result from the Company’s mining, processing and refining activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

e)	Materials and supplies -

Materials and supplies are valued at the lower of average cost or replacement value. Cost includes applicable taxes and freight.

2.12	Property, machinery and equipment

The cost of an element of property, machinery and equipment comprises the acquisition price or manufacturing cost, including non-reimbursable customs and taxes and any cost necessary to place the asset in operating condition, as anticipated by Management, the initial estimate of the rehabilitation obligation and, in the case of qualified assets, the financing costs. The purchase price or construction cost corresponds to the total amount paid and fair value of any other consideration provided to acquire the asset.

Subsequent costs attributable to property, machinery and equipment are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably, otherwise the cost is charged to production or expense.

Maintenance and repair expenses are charged to the production cost or expense, as necessary, in the period when incurred.

Expenses incurred to replace a component of an item or element of property; machinery and equipment are capitalized separately, writing-off the carrying amount of the component being replaced. In the event the component replaced has not been considered as a separate component of the asset item, the replacement value of the new component is used to estimate the carrying amount of the assets being replaced.

Assets in the construction stage are capitalized as separate components. At their completion, the cost is transferred to the appropriate category. Work in progress is not depreciated.

Property, machinery and equipment items are written-off at the date they are sold or when no economic benefits are expected from their further use or sale. Gains and losses on disposals of assets are determined by comparing the proceeds with their carrying amounts. These gains or losses are included in the comprehensive income statement.

The assets’ useful lives and residual values are reviewed, and adjusted if appropriate, at each balance sheet date. Any changes in these estimates are prospectively adjusted.

Depreciation -

Land is not depreciated. Depreciation of other items of property, machinery and equipment is calculated using the straight-line method to allocate their cost less their residual value over their estimated useful lives and in the case of assets assigned to the production process of Yanacocha, under the lower of that determined under the units of production method or the useful life of the mine, as follows:

Years

Land improvements	25 years
Buildings	Between 5 and 25 years
Plant and equipment	Between 3 and 15 years
Vehicles	Between 3 and 5 years
Furniture and fittings	Between 3 and 10 years
Other equipment	Between 3 and 10 years
Computer equipment	Between 3 and 8 years
Remediation assets	Useful life of the mine and/or process facilities

2.13	Intangible assets

a)	Mineral Interests -

Mineral interests include acquired interests in production, development and exploration stage properties. The mineral interests are capitalized at their fair value at the acquisition date.

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

b)	Mine development -

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

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist; the activities are directed at obtaining additional information on the ore body or converting mineralized material mineralization to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

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

c)	Stripping activity asset -

The Company accounts for stripping costs incurred during the production phase of a surface mining in accordance with IFRIC 20 “Stripping costs in the production phase of as surface mine” whereby a stripping asset is recognized if, and only if, all of the following are met:

i)	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
ii)	The entity can identify the component of the ore body for which access has been improved; and
iii)	The costs relating to the stripping activity associated with that component can be measured reliably.

The primary components of the ore body on a pit by pit basis as well as within major pits are identified. Based on these components, stripping activities are analysed and costs are assigned based on whether they pertained to current inventory production or improved access to future ore bodies (or components of an ore body).

Based on this analysis, the Company allocated the costs associated with improved access a production stripping asset. This allocation is based on the volume of waste and ore extracted in the period compared to expected volume life-of-mine per component of ore body.

Costs allocated to the production stripping activity asset are subsequently depreciated. Depreciation of the production stripping asset was calculated on a systematic basis - “waste-to-ore ratio” tons method over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping costs. This depreciation is a production cost and included in the adjustments in inventories.

2.14	Impairment of non-financial assets

The carrying amounts of non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying values are in excess of their recoverable amounts. The recoverable amount is determined as the higher of an asset's fair value less costs of disposal and its value in use. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independently from other assets, in which case the review is undertaken at the cash generating unit level. The Company identified two separate cash-generating units according to its segments Yanacocha and Conga.

Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans and the appropriate discount rate. These estimates used in the determination of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels, costs and capital and interest rates are each subject to significant risks and uncertainties.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the statement of comprehensive income to reflect the asset at the lower amount. In assessing recoverable amount for assets, the relevant future cash flows expected to arise from the fair value less costs of disposal have been discounted to their present value.

An impairment loss is reversed in the statement of comprehensive income if there is a change in estimates used to determine recoverable amount since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortization which would have arisen if the prior impairment loss had not been recognized. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

2.15	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers, recognized initially at fair value. The amount of credit purchases that deviate from usual credit conditions is not significant, and therefore, the financial component has been identified in purchase of goods and services. Payables are classified as current liabilities if payment is due within one year or less. If not, they are shown as non-current liabilities.

2.16	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. If the time value of money is significant, provisions are discounted using pre-tax rates, which reflect, when appropriate, the liabilities’ specific risks. The reversal of the discount due to the passage of time originates the increase of the obligation which is recognized with a charge to the statement of comprehensive income as a financial expense.

Provisions are reviewed periodically and are adjusted to reflect the best estimate available as of the date of the consolidation statement of financial position. The expense related to other provision is presented in the consolidated statement of comprehensive income.

Disclosure of contingent obligations is provided when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized and are disclosed only if it is probable that the Company will generate future economic benefits.

2.17	Reclamation and remediation costs

Reclamation obligations are recognized when incurred and recorded as liabilities at the best estimate of the expenditure required to settle the obligation.The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated retirement obligation is based on when spending for an existing environmental disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site.

Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised.

2.18	Revenue recognition

Revenue is recognized, when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured. Revenues from silver and copper sales are credited to costs applicable to sales as a by-product credit. Royalties paid based on revenue are charged to revenue.

2.19	Income and mining taxes and profit sharing

The Company accounts for income and mining taxes and legally required profit sharing using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability or net deferred income tax asset for the Company, as measured by the statutory tax rates in effect as enacted. The Company derives its deferred income tax charge or benefit by recording the change in the net deferred income tax liability and profit sharing liability or net deferred income tax asset and profit sharing asset balance for the year, based on Peruvian income and mining tax. Royalty taxes are calculated based on operating profit, as such are shown as income tax.

The Company’s deferred income tax assets include certain future tax benefits. The Company write-off any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.19	Comprehensive income

In addition to net income (loss), comprehensive income (loss) includes all changes in equity during a period, such as foreign currency, translation adjustments, cumulative changes in fair value of marketable securities available-for-sale or other investments, except those resulting from investments by and distributions to owners.

2.20	Employee benefits

a)	Workers’ profit sharing -

The Company recognizes a liability and an expense for statutory workers’ profit sharing. Workers’ profit sharing is equivalent to 8% of the entity’s taxable income, which is determined in accordance with current income tax laws and regulations.

The Company recognizes the workers’ profit sharing paid directly to them according IAS 19 “Employee Benefits” approach, which considers them are a form of consideration given by the entity in exchange of services rendered by employees. As a consequence, the Company recognizes the workers’ profit sharing as cost or expenses, according to their duties or functions.

b)	Bonuses -

The Company recognizes an expense for statutory bonuses and the related liability based on applicable laws and regulations effective in Peru. Bonuses are paid in July and December of each year for an amount equivalent to one month salary of the employees at the payment date.

c)	Employees’ severance indemnities and termination benefits -

Employees’ severance indemnities, for the personnel hired in Peru, comprise their indemnification rights, calculated in accordance with the regulations in force; they have to be credited to the bank accounts designated by workers, in April and November each year. The amount of the employees’ severance indemnities is equivalent to half salary of the employee at the date of the deposit. The Company is not required to make additional payments once the annual deposits are made of the funds to which the worker is entitled.

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits

d)	Employees’ vacation leave -

Personnel's annual vacations and other remunerated absences are recognized on the accrual basis. The provision for the estimated obligation for annual vacations and other remunerated employee absences is recognized at the balance sheet date.

3	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factors -

The Company’s operations limited expose it to certain financial risks: some market risks (foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company´s financial performance. The most important aspects in risk management are the following:

a)	Market risks -

i) Foreign exchange risk -

Foreign exchange risk exposure arises from exchange rate fluctuations of balances denominated in different currencies than the U.S. dollar. Since transactions and balances denominated in foreign currency are not significant, the current exchange rate risk exposure is limited. Management has decided to assume the exchange risk exposure with the results of the Company’s operations; therefore it has not engaged in hedging activities.

ii) Interest rate risk -

The Company does not maintain significant interest-bearing assets or liabilities; therefore, operating income and cash flows of the Company are substantially independent from the changes in market interest rates. At December 31, 2014, except for the deposits in two financial institutions, the Company recognized interest income for approximately $499 ($489 in 2013),

iii) Price risk –

The Company’s financial instruments exposed price risk are limited to its trade accounts receivable (exposed to gold price) and its available-for-sale financial assets, none of which show an important balance at the end of the year, therefore no important impact on the financial statements has arisen due to changes in their price that would need to be disclosed.

b)	Credit risk -

Financial instruments exposed to credit risk are cash and cash equivalents; trade accounts receivable and other accounts receivable. For banks and financial institutions, only independently rated parties with a minimum “A” rating are accepted. Regarding sales of gold, when shipping merchandise, according to the practice in the latest years, collections have generally been carried out to their entirety. Therefore, the Company does not foresee any significant losses that may arise from this risk.

c)	Liquidity risk -

Management administrates its exposure to liquidity risk through financing from internal operations, Company’s partners and maintaining good relationships with local and foreign banks in order to maintain adequate levels of credit available. Other than the indirect credits associated with environmental bonds (note 24), the Company currently has no existing bank lines of credit.

The following table represents the analysis of the Company's financial liabilities including estimated projected interests relating to financial obligations classified according to maturity, considering the remaining period to reach such maturity as of the statement of financial position date:

	2014	2013
	Less than	Less than
	1 year	1 year
Trade accounts payable	$69,787	$75,673
Accounts payable to related parties	51,071	34,275
Other accounts payable	24,416	40,145
	$145,274	$150,093

d)	Capital risk management -

The Company’s objectives for managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide expected returns for partners and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to its partners. No formal dividend policy exists.

e)	Fair value estimation -

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

The Company’s impairment loss is valued using market information that is accessible, as such is classified within Level 1 of the fair value hierarchy. The Company uses valuation techniques to determine the WACC rate. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates as such is classified within Level 2. Also, the Company made projections to determine the expected cash flows of the projects and estimation of operating cost and capital expenditure, as such is classified within Level 3 of the fair value hierarchy (note 4-e).

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production amortization calculations; environmental, reclamation and mine-closure obligations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; asset impairments; write-downs of inventory to net realizable value; employee benefit liabilities; provisions for deferred tax assets and liabilities; workers’ profit participation; reserves for contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

In management´s opinion, these estimates were made on the basis of their best knowledge of the relevant facts and circumstances at the date of preparation of consolidated financial statements; however the actual outcomes can differ from these estimates.

Company’s management considers the following estimates to prepare the consolidated financial statements:

a)	Provision for closure mine units -

The Company assesses its provision for closure of mining units annually. Significant estimates and assumptions are made in determining this provision, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and cost of rehabilitation activities, technological changes, regulation changes, cost increases compared to the inflation rates and changes in the discounts rates. These uncertainties may result in future actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of future rehabilitation costs required.

The discount rate used was the risk free rate adjusted for the appropriate Peru country risk. For the year ended December 31 the Company used 3.96% (4.98% for the years ended December 31, 2013 and 2012)

The following table shows the sensitivity of the outstanding balance of the reclamation liability in the statement of financial position at the date of the financial statements if the discount rate had weakened/strengthened by 5%:

	Increase/decrease	Effect in the statement
	in discount rate	of financial position
2014	+5%	$547,333
	-5%	$567,911

2013	+5%	$449,993
	-5%	$470,665

b)	Determination of mineral reserves and resources -

The Company computes its reserves using methods generally applied by the mining industry in accordance with international guidelines. All reserves computed represent the estimated amounts of proved and probable ore that can be processed economically under the present conditions.

The process of estimating the amount of reserves is complex and requires making subjective decisions at the time of evaluating all the geologic, geophysical engineering and economic information that is available. Revisions could occur in estimates reserves due to, among other things, revisions of the geologic data or assumptions, changes in assumed prices, production cost and the results of exploration activities.

Changes in estimated reserves could affect mainly the depreciation of fixed assets related directly to mining activity, provision for mine closure, assessment of the recoverability, amortization period for development costs and impairment computations.

c)	Unit of production depreciation -

Reserves are used in determining the depreciation and amortization of mine specific assets. This results in a depreciation or amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has evaluated based on: i) physical life limitation, and ii) present assessment of economically recoverable reserves of the mine property. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes are recorded prospectively.

d)	Exploration and mine development costs -

The application of the Company’s accounting policy for exploration and mine development costs requires judgment in determining whether it is likely that future economic benefits are likely from future exploitation. The determination of reserves and minerals reserves is a complex estimation that requires varying degrees of uncertainty depending on sub classification. These estimates directly impact the point of deferral of exploration and mine development costs and its amortization method for development cost. The deferral policy requires Management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction, operation and sale of mineral can be established.

e)	Long-lived assets impairment -

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, in accordance with the accounting policy stated in note 2.14.The recoverable amounts of cash generating units, Yanacocha and Conga, have been determined based on fair value less costs of disposal calculations. In 2013, the market price of gold, copper and silver dropped significantly. Accordingly, impairment assessments were required for the assets of Yanacocha and Conga as of the December 31, 2013 reporting date. As a result, the Company revised in 2013 its long-term price outlook for gold from $1,500 per ounce at the beginning of the year to $1,300 per ounce at December 31, 2013. Likewise, the price of copper was decreased from $3.50 per pound to $3.00 per pound and silver from $30.00 per ounce to $20.00 per ounce as of December 31, 2013, respectively. The decline of prices in 2013 was deemed a triggering event to test for impairment for Yanacocha and Conga assets. In 2014, the triggering event was a three year delay of the development of the Conga Project, which effectively lowered the discounted cash flows.

The discount interest rate used in 2013 in the impairment calculations under the fair value less costs of sale methodology was 7.1% after tax which was based on a peer group of mining companies adjusted for Peru country risk. The rate is a “real” versus “nominal” rate as the cash flow models were not escalated for inflation. This discount rate was used for both segments Yanacocha and Conga. As a result of the impairment assessments, the Company recorded impairment losses amounting to $1,038,000 ($453,000 related to Yanacocha and $585,000 related to Conga).

The discount interest rate used in 2014 in the impairment calculations under the fair value less costs of sale methodology was up-dated to 8.04% after tax. As a result of the impairment assessments, the Company recorded additional impairment losses amounting to $541 million related exclusively to Conga.

If the discount interest rate used under the fair value less costs of sale calculation had been 5% higher the Company would have recognize a further impairment of the Conga assets by approximately $90 million; and, if the operating cost used had been 5% higher the Company would have recognized approximately $129 million lower impairment for Conga´s assets.

If as of December 31, 2014 market price of gold, silver and copper had been $1.573 per ounce, $20.00 per ounce and $3.63 per pound, respectively, the Company would not have to recognize any additional impairment loss for Conga.

f)	Contingencies -

By their nature, contingencies will only be resolved when one or more future events do or do not occur. Determining contingencies involves the exercise of judgments and estimates of the outcome of future events. In the event that the Company would have to settle all its contingencies opened as of December 31, 2014, the total disbursements would approximately amount to $1 million.

g)	Recovery of deferred tax assets -

An assessment is required to determine whether deferred tax assets should be recognized in the consolidation statement. Deferred tax assets, including those resulting from unused tax losses, require management to assess the estimation that the Company would generate taxable earnings in future periods to apply the deferred tax assets. Estimated future taxable income is based on projections of cash flows from operations and applications of the tax law. To the extent to which future cash flows and taxable income differ significantly from those estimated; they could have an impact on the Company’s ability to realize the deferred tax assets posted as of the reporting date. Future changes in tax law in Peru could limit the Company´s ability to obtain tax deductions in future periods. As of December 31, 2014, Company’s management estimates indicate that the Company will generate sufficient taxable income in the next ten years (that includes new projects that would generate earnings in future periods) to compensate the outstanding balance of the deferred income tax asset amounting to $483 million.

5	CASH AND CASH EQUIVALENTS

This item comprises:

	As of December 31,
	2014	2013
Petty cash	$53	$61
Bank accounts	287,762	98,196
Term deposits	498,809	488,708
	$786,624	$586,965

The average interest rates for bank accounts and term deposits are 0.02% and 0.18% as of December 31, 2014 and 2013, respectively. For the year ended December 31, 2014, these accounts accrued $0.3 million of interest which is shown as financial income in the consolidated statement of comprehensive income ($0.7 million and $1 million in 2013 and 2012, respectively).

Because of the short maturity of these balances, the carrying amounts approximate their fair value.

6	FINANCIAL INSTRUMENTS BY CATEGORY

The classification of financial instruments by category is as follows:

a) As of December 31, 2014

	Financial assets
	Loans and	Available-
	accounts	for-
	receivable	sale	Total
Cash and cash equivalents	$786,624	$-	$786,624
Trade accounts receivable	5,352	-	5,352
Other accounts receivable	11,982	-	11,982
Due from related parties	36,017	-	36,017
Available-for-sale financial assets	-	16,884	16,884
	$839,975	$16,884	$856,859

Financial
liabilities
Other financial
liabilities
Trade accounts payable	$69,787
Due to related parties	51,071
Other accounts payable	24,416
$145,274

b) As of December 31, 2013

	Financial assets
	Loans and	Available-
	accounts	for-
	receivable	sale	Total
Cash and cash equivalents	$586,965	$-	$586,965
Trade accounts receivable	20	-	20
Other accounts receivable	16,061	-	16,061
Due from related parties	51,071	-	51,071
Available-for-sale financial assets	-	16,791	16,791
	$654,117	$16,791	$670,908

Financial
Liabilities
Other financial
Liabilities
Trade accounts payable	$75,673
Due to related parties	34,275
Other accounts payable	40,145
$150,093

7	CREDIT QUALITY OF FINANCIAL ASSETS

Management evaluates the credit quality of its financial assets (not impaired) by reference to external credit ratings, if available, or based on historical information about counterparty default rates. Accordingly, management has classified its portfolio of financial assets with no external credit ratings in the following categories:

Group 1: New customers or related parties with whom transactions have taken place for periods of less than six months.

Group 2: Existing customers or related parties with whom transactions have taken place for periods of more than six months with no history of default.

Group 3: Existing customers or related parties with whom transactions have taken place for periods of more than six months with certain history of default in the past. All default cases were recovered.

Financial assets with no external credit ratings are limited to accounts receivable from related parties which are classified as Group 2 (note 8). The Company does not have any account receivable that is neither past due nor impaired.

Credit quality of financial assets that have external credit ratings are financial institutions in which are deposited Company’s cash and cash equivalents. Their ratings are as follows:

	As of December 31,
	2014	2013
Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	$75,250	$38,130
Banco Scotiabank Perú (A+)	7,264	16,500
Citibank International plc. (A)	523,249	351,571
HSBC Global Management Global (AA+)	180,808	180,703
	$786,571	$586,904

(*) The difference between the balance shown in this table and that shown in the table in note 5 represents petty cash.

The credit quality of the available-for-sale financial assets (note12) is (AAA) for those of fixed return and (A+) for those of variable return.

8	RELATED PARTIES

a)	The balances payable and receivable to /from related parties are as follows:

	At December 31,
	2014	2013
Balance receivable from related parties -
Newmont USA Limited	$27,397	$16,997
Newmont Technologies Limited	3,653	2,819
Newmont International Service Limited	3,503	3,136
Newmont Mining Services Pty Ltd	612	1,434
Battle Mountain Gold Company	347	183
Newmont Global Employ Limited	235	223
Newmont Midas Operations Inc.	91	1
Newmont Peru S.R.L.	70	162
Newmont Santa Fe Pacific Chile	32	26
Suriname Gold	16	545
Newmont (Other)	61	13
	$36,017	$25,539

Balance payable for related parties-
Newmont USA Limited	$28,840	$17,219
S.M.R.L. Chaupiloma Dos de Cajamarca	11,911	7,152
Newmont Technologies Limited	4,013	3,539
Newmont International Service Limited	3,485	3,253
Newmont Peru S.R.L.	1,696	1,589
Newmont Mining Services Pty Ltd	589	1,403
Newmont Ghana Gold Limited	122	-
Newmont Midas Operations Inc.	91	1
Newmont Santa Fe Pacific Chile	27	28
Newmont (Other)	297	91
	$51,071	$34,275

All the balances above are of current maturity, have no specific guarantees and are not interest-bearing.

b)	Major transactions between the Company and its related parties were as follows for the years ended December 31:

	2014	2013	2012
Royalties (note 1)	$36,867	$44,167	$66,586
Management services	$35,974	$52,994	$88,476

9	INVENTORIES

This item comprises:

	As of December 31,
	2014	2013
Precious metals	$3,265	$4,385
Leach in-circuit	7,269	2,012
Mill in-circuit	815	2,848
Materials and supplies	58,386	65,199
	69,735	74,444
Allowance for obsolescence of materials and supplies	(4,832)	(5,568)
	$64,903	$68,876

10	STOCKPILES AND ORE ON LEACH PADS

This item comprises:

	As of December 31,
	2014	2013
Short term -
Stockpiles	$137,852	$71,629
Ore on leach pads	241,051	177,198
Impairment adjustment	(108,392)	(64,839)
	$270,511	$183,988
Long term -
Stockpiles	$92,217	$212,997
Ore on leach pads	262,485	202,953
Impairment adjustment	(138,893)	(86,587)
	$215,809	$329,363

During 2014, the Company recorded an impairment adjustment to net realizable value of the ore on leach pads amounting to $95.9 million ($146.1 million and 5.4 million in 2013 and 2012, respectively).

In the opinion of Company’s Management, the write-off to the net realizable value of the ore on leach pads adequately covers their impairment loss as of the date of the consolidated statement of financial position.

11	OTHER CURRENT ASSETS

This item comprises:

	As of December 31,
	2014	2013
VAT fiscal credit	$84,342	$47,736
Prepaid expenses	14,880	10,786
Insurance paid in advance	677	1,027
Other employee benefits	266	947
Other	11,716	15,114
	$111,881	$75,610

The balance of VAT fiscal credit that arises from purchases of goods and services increased in 2014 with respect to 2013 because the amount used for the application of advance payment of the income tax and the special mining tax was lower than prior year due to lower taxable income in 2014.

12	AVAILABLE-FOR-SALE FINANCIAL ASSETS

In November 2008, the Company funded the San Jose Reservoir Trust for $13 million to ensure the continuity of the Company's operations in the San Jose Reservoir after 2018. Such trust is irrevocable and is a separate legal entity of the Company. The grantor is the Company, the trustee is the Banco de Crédito del Perú and the beneficiary is the Company; therefore, the Company consolidates the trust in its consolidated financial statements. As of December 31, 2014, trust total balance of $16.8 million has been placed in other financial investments for $11.4 million and equity investments of $5.4 million.

During 2014, these investments, denominated in United States dollars, accrued income net of taxes of $65 (loss of $226 and income of $1,129, in 2013 and 2012, respectively) which are included in other comprehensive income.

13	PROPERTY, MACHINERY AND EQUIPMENT

Changes in the property, machinery and equipment accounts and in their corresponding accumulated depreciation as of December 31, 2014 and 2013 are as follows:

					Transfer /
	Opening				Other	Final
	balance	Additions	Disposals	Impairment	changes	balances
Year 2014 -
Cost -
Land	21,142	-	(243)	(5,563)	-	15,336
Land improvements	30,977	-	-	(8,247)	-	22,730
Building and constructions	670,767	-	(1,250)	(225,977)	179,388	622,928
Machinery and equipment	493,703	-	(80,982)	(116,971)	26,691	322,441
Leach pads	691,535	-	-	(207,279)	87,132	571,388
Vehicles	13,651	-	(1,011)	(3,362)	-	9,278
Furniture and fixtures	2,741	-	-	(711)	-	2,030
Other equipment	87,557	96	(434)	(23,262)	179	64,136
Work in progress	985,759	111,598	-	(215,449)	(288,002)	593,906
	2,997,832	111,694	(83,920)	(806,821)	5,388	2,224,173

Accumulated depreciation -
Land improvements	19,080	(5,737)	2,469	15,812
Building and constructions	348,455	70,578	(629)	(112,786)	5,288	310,906
Machinery and equipment	302,722	28,117	(39,137)	(77,558)	(349)	213,795
Leach pads	674,162	32,691	-	(188,326)	615	519,142
Vehicles	10,708	432	(987)	(2,930)	863	8,086
Furniture and fixtures	2,675	11	-	(697)	2	1,990
Other equipment	74,731	687	(230)	(20,285)	1,025	55,928
	1,432,533	132,516	(40,983)	(408,319)	9,913	1,125,659
Net cost	1,565,299					1,098,514

Year 2013 -
Cost -
Land	32,690	-	(760)	640	(11,428)	21,142
Land improvements	43,707	-	-	-	(12730)	30,977
Building and constructions	829,699	-	(815)	118,506	276,623	670,767
Machinery and equipment	558,921	-	(39,276)	183,500	(209,442)	493,703
Leach pads	972,797	-	-	3,004	(284,266)	691,535
Vehicles	23,228	-	(3,966)	402	(6013)	13,651
Furniture and fixtures	2,719	-	-	1,179	(1,157)	2,741
Other equipment	50,632	-	(413)	73,357	(36,019)	87,557
Work in progress	1,526,315	327,453	-	(335,028)	(532,981)	985,759
	4,040,708	327,453	(45,230)	45,560	(1,370,659)	2,997,832
Accumulated depreciation -
Land improvements	22,609	4,311	-	-	(7840)	19,080
Building and constructions	416,229	75,360	(343)	553	(143344)	348,455
Machinery and equipment	389,226	62,718	(16,816)	(6,691)	(125,715)	302,722
Leach pads	932,223	20,567	-	(1,504)	(277,124)	674,162
Vehicles	16,777	2,311	(3,870)	-	(4510)	10,708
Furniture and fixtures	2,608	17	-	1,179	(1,129)	2,675
Other equipment	39,440	4,593	(370)	61,793	(30,725)	74,731
	1,819,112	169,877	(21,399)	55,330	(590,387)	1,432,533
Net cost	2,221,596					1,565,299

Additions to work in progress in 2014 are basically related to the development of leach pads, water treatment plant, Verde Bioleach project and the engineering of the Conga reservoir and procurement activities.

The depreciation expense for the years ending December 31, 2014, 2013 and 2012 was recorded as cost applicable to sales in the statement of comprehensive income.

14	INTANGIBLE ASSETS

Changes on intangible assets and their corresponding accumulated amortization, as of December 31, 2014 and 2013, are as follows:

	Opening				Other	Final
	balance	Additions	Disposals	Impairment	changes	balances
Year 2014 -
Cost -
Software	38,831	-	-	(10,337)	-	28,494
Mining rights	46,061	-	-	(12,261)	-	33,800
Asset retirement and mine closure	270,589	64,520	-	(89,206)	-	245,903
Stripping activity asset	110,349	104,487	-	(57,187)	-	157,649
Other intangibles	45,585	-	-	(12,135)	-	33,450
Mine development	644,904	-	-	(172,476)	3,013)	475,441
Carried forward:	1,156,319	169,007	-	(353,602)	3,013	974,737

Accumulated amortization -
Software	16,686	3,704	-	(5,415)	-	14,926
Mining rights	6,208	-	-	(7,162)	20,698)	19,744
Asset retirement and mine closure	126,291	39,214	-	(43,932)	-	121,102
Stripping activity asset	66,029	96,785	-	(50,124)	26,028)	138,178
Other intangibles	10,856	2,581	-	(3,859)	-	10,638
Mine development	342,726	85,534	-	(100,471)	(50,835)	276,954
	568,796	227.818	-	(210,963)	(4,109)	581,542
Net cost	587,523					393,195

Year 2013 -
Cost -
Software	25,150	-	-	29,638)	(15,957)	38,831
Mining rights	69,779	-	-	(2,842)	(20,876)	46,061
Asset retirement and mine closure	333768	44,604	-	3528)	(111,311)	270,589
Stripping activity asset	90,024	65,677	-	-	(45,352)	110,349
Other intangibles	64,810	-	-	3,527)	(22,752)	45,585
Mine development	930,709	-	-	(9,451)	(276,354)	644,904
	1,514,240	110,281	-	24,400	(492,602)	1,156,319

Accumulated amortization -
Software	17,602	5,941	-	-	(6857)	16,686
Mining rights	8,934	-	-	(174)	(2552)	6,208
Asset retirement and mine closure	122,595	48,014	-	7586	(51904)	126,291
Stripping activity asset	61,350	31,816	-	-	(27137)	66,029
Other intangibles	10,261	5,612	-	-	(5017)	10,856
Mine development	386,091	98,782	-	(1,288)	(140,859)	342,726
	606,833	190,165	-	6,124	(234,326)	568,796
Net cost	907,407					587,523

The amortization expense for the years ending December 31, 2014, 2013 and 2012 was recorded as cost applicable to sales in the statement of comprehensive income.

14	TAX SITUATION

a)	Tax stabilization agreements

The Company has entered into the following tax stability agreements, each with a term of 15 years:

		Date of the	Tax Regimes
Mine	Effective	Tax Agreement	in Force
Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

These agreements guarantee the Company’s use of the tax regimes shown in the table above and permit maintenance of its accounting records in U.S. dollars.

The Cerro Yanacocha tax stabilization agreement expired on January 1, 2015 and is no longer in effect.

The Company determines the taxable income based on its understanding and that of its legal advisors, of applicable tax legislation. Taxable income differs from pre-tax income disclosed within these financial statements by those items that the applicable tax legislation deems to be non-taxable or non-deductible.

For the years ended December 31, 2014, 2013 and 2012 the income tax rate was 30% except for the La Quinua mine for which a 29% income tax rate applied.

On December 31, 2014 the Peruvian Government enacted modifications to Income Tax regulations applicable beginning in 2015. Among the modifications, a progressive income tax rate reduction was approved, as follows: 28%, for fiscal years 2015 and 2016, 27% for fiscal years 2017 and 2018; and 26% from 2019, onward. The effect on the 2014 financial statements of these changes was the reduction of the deferred income tax asset by $65,020 (see d below).

b)	Other mining taxes

i)	Law N° 29788, Mining Royalties

On 28 September 2011, the Peruvian Government enacted new legislation to comprise a new mining tax payable to the Peruvian Government for extracting metallic and non-metallic mineral resources from its mining concessions.

Pursuant to this legislation, the mining royalty is payable quarterly based on sales and operating profit determined in accordance with IFRS (Peruvian GAAP through 2012). The royalty amount due is 1% of revenue. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate of 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. In 2014, 2013 and 2012 $8,291, $7,135 and $5,102 respectively, were charged to Revenue from sales based on 1% of revenue and $1,019, $6,132 and $2,359 were included in Income and mining tax expense based on an average of 0.56%, 1.81%,3.46% of operating profit, respectively.

ii)	Law N° 29789, Special Mining Tax

The Special Mining Tax (“IEM”) applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit determined, in accordance with Peruvian generally accepted accounting principles.

The rate varies depending on the level of operating profit. During 2014, 2013 and 2012; $5,479 $11,693 and $6,900, respectively, were included in Income and mining tax expense due to the IEM based on average of 0.83%, 3.45% and 3.13% of operating profit, respectively.

iii)	Law N° 29790, Special Mining Charge

The Special Mining Charge (“GEM”) applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit, determined in accordance with Peruvian GAAP. The rate varies depending on the level of operating profit margin. The GEM applied to operations at Cerro Yanacocha and La Quinua in 2014, 2013 and 2012. This resulted in $7,156, $12,547 and $68,644, respectively, of additional Income and mining tax expense based on average of 3.01%, 3.23% and 6.55% of operating profit, respectively.

iv)	Law N° 29471, Supplementary Fund

The Supplementary Fund for retirement of mining applies to metallurgical and steel workers, affiliated to the National Pension System (SNP) and the Private Pension System (PPS); and is applicable since May 11, 2012. This Fund is formed by contributions of employees and employer which are distributed according to the following detail:

-	Employers will contribute 0.5% of the annual income before taxes.
-	Employees will contribute 0.5% of their monthly gross salary.
-	The employer's contributions are paid before tax; therefore these amounts are deductible expenses for the year.

The new pension fund tax is calculated based on annual income determined in accordance with Peruvian generally accepted accounting principles and is payable quarterly. During 2014 and 2013 these amounts included in Income and mining tax expense amounted to $2,288 and $1,061, respectively.

c)	Peruvian income tax and workers’ profit participation

The current income tax and workers’ profit participation expense (note 16) was determined as follows:

	Years ended December 31
	2014	2013	2012
Loss before workers’ profit participation and
income tax (in accordance with Peruvian GAAP
through 2012 and IFRS in 2013 and 2014)	$(430,829)	$(778,750)	$1,074,530

Plus:
Non-deductible expenses	53,612	46,123	27,503
Amortization ARC	83,448	20,564	13,820
Unwinding of discount of the provision for
remediation and mine closure	22,914	18,113	20,090
Pre-operating expenses in advanced projects	42,543	36,374	49,904
Provision for government mining royalties	8,799	3,123	12,552
Depreciation of capitalized interest	1,018	1,018	4,357
Provision for contingencies and commitments	1,389	27,596	909
Amortization of right to use of road	2,849	2,849	2,849
Lease benefit	-	79	7,534
Provision for obsolescence and impairment
of inventories	8,471	145,615	6,901
Non-deductible expenses attributable to Conga	7,929	5,476	45,413
IFRS first adoption adjustments to inventories	51,151	113,676	-
Amortization of production stripping activity asset	155,362	24,023	-
Impairment loss	541,141	1,038,548	-
Depreciation differences due to application of
tax depreciation rates in force	96,564	57,581	-
Other	13,572	2,771	10,914
Carried forward:	1,090,762	1,519,506	202,746

Less:
Amortization and mineral interests	79,515	47,325	(148,995)
Tax amortization rate adjustment	-	-	(19,332)
Remediation paid	(10,418)	(4,387)	(7,661)
Other mining taxes	(23,149)	(43,796)	(91,935)
Acquisition of intangible assets in cash	-	(12,573)	-
Depreciation and amortization of impaired assets	(147,314)	-	-
Stripping cost expensed for tax purposes	(104,487)	(41,654)	-
Other	-	-	-
	(205,853)	(55,085)	(267,923)
Base of the workers’ profit participation	454,080	685,671	1,009,353
Workers’ profit participation (8%)	(36,326)	(54,854)	(80,748)
2013 workers’ profit participation paid in 2014
(2012 paid in 2013)	(3,936)	(40,264)	-
Taxable income	$413,818	$590,553	$928,605

Income tax (30%)	$124,145	$177,166	$278,581
Adjustment due to income tax rate applicable to La Quinua	(1,138)	(1,624)	(1,149)
Current income tax	$123,007	$175,542	$277,432

The Company’s income tax provision consisted of the following:

	Years ended December 31
	2014	2013	2012
Current Peruvian tax returns	$123,007	$175,542	277,432
Royalties and mining taxes	14,349	40,673	79,383
Other taxes	943	591	1,157
Income tax prior year adjustments	-	10,348	(763)
Current income tax	138,299	227,154	357,209
Deferred income tax	(168,790)	(430,625)	28,618
Income tax (gain) expense	($30,491)	($230,471)	$385,827

Although the Company reported financial losses it still has reported taxable income in each of the three years presented.

d)	Reconciliation from Peru tax return to income tax expense and tax balance sheets

Income tax expense differs from the amount computed by applying the statutory Peruvian corporate income tax rate of 30% to pre-tax income as a result of the following:

	Years ended December 31,
	2014	2013
Loss before workers’ profit participation and income tax	$430,829)	$(778,750)
Peruvian statutory tax rate	30%	30%
Income tax	(129,249)	(233,625)
Adjustment due to income tax rate applicable to La Quinua	(1,138)	(1,624)
Non-deductible expenses	20,321	8,115
Penalties and interest	179	35
Worker’s profit participation	(10,898)	(16,456)
Other mining taxes	10,044	40,672
Tax basis update	9,462	-
Tax rate update	65,020	-
Other	5,768	(588)
Total income tax gain	$(30,491)	$(203,471)

Components of deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2014	2013
Deferred income tax assets:
Reclamation and remediation	$90,573	$91,289
Accounts payable and accrued expenses	46,873	43,904
Inventories	15,903	18,983
Property, machinery and mine development	326,496	157,024
Other	3,662	3,912
	483,507	315,112
Deferred income tax liabilities:
Other	(28)	(394)
	(28)	(394)
Net deferred income tax assets	$483,479	$314,718

Short term deferred income tax assets	$4,349	$4,349
Long-term deferred income tax asset	479,130	310,369
Net deferred income tax asset	$483,479	$314,718

Additionally, the Company's tax files are subject to review by the Peruvian tax authorities. The Company’s tax records are subject to review by Peruvian tax authorities for fiscal periods after fiscal year 2008.

16	WORKERS’ PROFIT SHARING

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

In 2014, 2013 and 2012, the current expense portion of workers’ profit participation amounted to $36,326, $52,966 and $80,748, respectively, of which $35,055, 49,259 and $72,673 was included in Costs applicable to sales and the difference was allocated to the Conga project.

Peruvian law limits payments of annual profit sharing per employee to eighteen months salary but continues to base total profit sharing on 8% of taxable income, notwithstanding the per employee limitation. Supreme Decree N°009-98-TR, published on August 6, 1998, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be paid to the Fondo Nacional de Capacitación Laboral y de Promoción del Empleo (“FONDOEMPLEO”). Law 28464 published in January 2005, which modified article 3 of Law Decree 892, provides that the excess of total profit sharing for the year over aggregate profit sharing payable to all employees be applied to training of employees and construction of public facilities. Supreme Decree N° 002-2005-TR, published in May 6, 2005, establishes a limit of 2,200 UIT (inflation measurement unit, of S/.3,800 new Peruvian sol per unit at December 31, 2014) in the contributions to FONDOEMPLEO indicating that the difference goes to the Regional Government.

17	OTHER CURRENT LIABILITIES

This item comprises:

	As of December 31,
	2014	2013
Provision for remediation and mine closure (note 18)	$15,112	$34,848
Payroll and other benefits	11,239	8,828
Accrual of operating costs	10,895	23,015
Withholding income tax	2,151	1,613
Accrual of capital projects	2,112	4,754
Other taxes	812	887
Deferred revenues	-	321
Other	170	3,548
	$42,491	$77,814

18	PROVISION FOR REMEDIATION AND MINE CLOSURE

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future remediation costs are based principally on legal and regulatory requirements.

The liability for remediation or the ARO comprises activities carried out by the Company in the restoration of mines and adjacent areas in the completion stage of the gold extraction process. Such activities include the restoration of mining locations, water treatment plant operations, as well as reforestation and land treatments.

The movement of the ARO for 2014, 2013 and 2012 is broken down as follows:

	2014	2013	2012
Opening balance	$460,127	$392,217	$264,608
Additional provisions	84,835	54,184	122,702
Payments made	(10,419)	(4,387)	(7,661)
Unwinding of discount (note 22)	22,914	18,113	12,568
Final balance	$557,457	$460,127	$392,217

The current portion of the remediation liability, which amounts to $15,112 and $34,848 at December 31, 2014 and 2013, respectively, is included in other current liabilities (note 17).

The increase in the asset retirement obligation in 2014 relates to additional remediation and reclamation requirements caused by the impact of mining activities during 2014, additional costs for waste rock reclamation and new Peruvian regulatory requirements that extended the water treatment and monitoring requirements more than 20 years.

19	PARTNERS’ EQUITY

Partners’ contributions

Partners’ contributions comprise 1,278,451,304 common partnership interests at a par value of one Peruvian Nuevo sol each, fully subscribed and paid-in. Such partnership interest includes 720,407,310 shares that are owned by foreign investors.

Under current Peruvian regulations, there is no restriction on the remittance of dividends or repatriation of foreign investment, except as discussed in sections below.

The legal structure of the Company is that of a Peruvian limited liability partnership. Major features of such legal structure are: (i) the number of Partners cannot exceed 20, (ii) capital comprises the partnership interests, and (iii) there is no obligation to create a legal reserve.

Retained earnings

Effective January 1, 2003, distribution of earnings to Partners other than legal entities domiciled in Peru is subject to a withholding tax of 4.1% for income tax charged to the partners.

On December 31, 2014 the Peruvian Government enacted modifications regarding dividends and other forms of revenue distributions. For individuals and non-resident legal entities, the tax rate applicable increased from 4.1% to 6.8%, for dividend distributions in cash or non-monetary assets for fiscal years 2015 and 2016; whereas during fiscal years 2017 and 2018 the applicable rate will be of 8.8%; and 9.3% from 2019, onward.

20	COSTS RELATED TO SALES

Costs related to sales for the years ended December 31 were as follows:

	2014	2013	2012
Beginning balance of inventories	$522,597	$545,183	$504,597
Acquisition of supplies	300,810	335,967	278,697
Personnel expenses	106,693	134,667	111,711
Other services	189,522	214,279	61,973
Maintenance	47,090	58,624	59,425
Power	30,485	32,549	35,768
Insurance and leases	5,415	5,301	7,350
Depreciation and amortization	360,334	349,760	277,924
Sale of by-product	(9,595)	(8,026)	(17,119)
Workers’ profit participation	35,055	49,259	72,673
Stripping costs capitalized	(104,487)	(65,677)	(10,325)
Remediation expenses related to Yanacocha
leach pad	20,314	-	-
Net realizable value adjustment	(95,859)	(146,051)	(5,375)
Ending balance of inventories	(497,669)	(522,597)	(545,183)
Costs related to sales	$910,705	$983,238	$832,116

21	ADMINISTRATIVE EXPENSES

Administrative expenses for the years ended December 31 were as follows:

	2014	2013	2012
Management expenses	$19,938	$17,480	$35,026
Community development expenses and
external affairs	15,653	46,482	30,078
Other	2,671	3,102	5,812
	$38,262	$67,064	$70,916

22	OTHER OPERATING EXPENSES, NET

Other expenses, net for the years ended December 31 were as follows:

	2014	2013	2012
Exploration and advanced projects	$58,880	$64,510	$121,723
Severance program	16,438	19,323	40,946
Disposal of fixed assets	13,530	6,592	23,368|
Other income	(6,149)	(8,924)	-
Others, net	(4,918)	(3,966)	6,831
	$77,781	$77,534	$192,869

23	FINANCIAL EXPENSES

Financial expenses for the years ended December 31, 2014, 2013 and 2012 mainly are related to the unwinding of the discount of the remediation and mine closure liability (note 18) $22,914, $18,113 and $12,568, respectively.

24	COMMITMENTS AND CONTINGENCIES

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

Legal proceedings

Choropampa (mercury spill)

In June 2000, a transport contractor of Yanacocha spilled approximately 151 kilograms of elemental mercury near the town of Choropampa, Peru, which is located 53 miles (85 kilometers) southwest of the Yanacocha mine. Elemental mercury is not used in Yanacocha’s operations but is a by-product of gold mining and was sold to a Lima firm for use in medical instruments and industrial applications. A comprehensive health and environmental remediation program was undertaken by Yanacocha in response to the incident. In August 2000, Yanacocha paid under protest a fine of 1,740,000 Peruvian soles (approximately $500) to the Peruvian government. Yanacocha has entered into settlement agreements with a number of individuals impacted by the incident. As compensation for the disruption and inconvenience caused by the incident, Yanacocha entered into agreements with and provided a variety of public works in the three communities impacted by this incident. Yanacocha cannot predict the likelihood of additional expenditures related to this matter.

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

In 19 of these cases, the initial presiding judge admitted a motion to dismiss based on prescription of the actions and dismissing the claims. Plaintiffs appealed this decision, and Superior Court confirmed it in 18 cases. In 8 of these cases, plaintiffs have challenged this decision in front of the Supreme Court, but to date one of them has already been dismissed. In one of the claims, a different presiding judge accepted the Company’s motion to dismiss the claim regarding a new award but the Supreme Court has dismissed the matters and confirmed statute of limitations declared by Cajamarca Superior Court. To date most of the cases from 2010 were dismissed in final court decisions. Only 6 complaints are currently pending resolution.

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

On October 31, 2012 the defendant presented new evidence. By resolution served on December 10, 2012, the Courts resolved to confirm the Resolution N°26 which declared unfunded the exception of prescription of the case. The Court ruling on the statute of limitations is pending until March 2014. To date this case is pending of resolution.

Action for Constitutional Relief against Conga Project Exploitation

On October 19, 2012, Marco Antonio Arana Zegarra (“Marco Arana”) initiated an action for constitutional relief against the Mines and Energy Ministry and Yanacocha requesting that the Court orders to cease any threats of violation to life in an adequate and balanced environment; so that Court declare the suspension of the exploitation of the Conga Project and avoid Directorial Resolution No.351-2010-MEM/AM dated on October 27, 2010 that approved the Conga Environmental Impact Assessment.

By Court resolution No. 1 dated on October 23, 2012 the action was dismissed. On November 5, 2012, resolution No. 1 was appealed by plaintiff and the hearing at Superior Court was held on March 4, 2013. The Cajamarca Superior Court confirmed the ruling of the judge that dismissed the claim.

On May 23, 2013, Marco Arana filed for a Constitutional remedy against the Cajamarca Superior Court decision and on June 3, 2013 the Cajamarca Superior Court accepted the Constitutional remedy filed by Marco Arana and the file has been sent to the Constitutional Court. On September 25, 2013, the Constitutional Court heard oral arguments from the parties and we are waiting their decision. To date the case maintains the same status.

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

Regarding the Clinica International employees, the complaint includes 14 plaintiffs. On January 2014, three cases were dismissed by first instance. The remaining 11 are in process until March 2014. On January 2015, Cajamarca Superior Court dismissed the last two cases. Plaintiffs have challenged this decision in front of the Supreme Court.

In the case of SGC Security workers, the complaint includes 6 plaintiffs. The issuance of judgment in the first instance is pending, since the previous judgment was declared null by the Civil Courtroom. On January 31, 2014, the claim was dismissed by the court. Currently, Yanacocha has only one case regarding SGC Security. In this case, first judge dismissed the case. Plaintiff appealed decision.

Letters of Guarantee

The Company has signed Letters of Guarantee with various financial institutions in accordance with the Mine Closure Regulation approved by Supreme Decree No.033-2005 of The Ministry of Energy and Mines. The table below sets out the outstanding signed commitments at year end by financial institution. In general, these letters of guarantee are renewed annually.

	As of December 31,
	2014	2013
Banco de Crédito del Peru	$150,000	$105,000
BBVA Continental	100,000	71,000
Interbank	15,300	30,000
Scotiabank	19,000	-
	$284,300	$206,000

These four letters of guarantee shall come into force if the Company fails to execute in whole or in part the Mine Closure Plan.

25	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company´s financial statements have been prepared in accordance with International Financial Reporting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 26 and are principally related to the items discussed in the following paragraphs:

a)	Property, machinery and equipment –

Under IFRS, the fixed assets under $10 was capitalized, for US GAAP, this asset is recorded as Company expenses.

b)	Product inventories –

Under IFRS the cost inventory includes: (i) the depreciation and amortization expense, (ii) the amortization of production-stripping costs and (iii) workers’ participation expense is capitalized (labour cost); therefore the portion related to operations was included in inventories. Under US GAAP the cost inventory excludes these items.

Net realizable values tests on IFRS inventories balances were prepared on each financial reporting dates; based on pricing guidance provided by Newmont (consistent with U.S. GAAP). A net realizable value inventory write-down was booked as of December 31, 2014 amounting to $95 million and was booked to cost applicable to sales ($146 million as of December 31, 2013).

c)	Asset retirement cost for mine closure and reclamation and remediation liabilities –

Under IFRS, the liability was measured in accordance with IAS 37, the discount rate used was the risk free rate adjusted for the appropriate Peru country risk. For the year ended December 31 the Company used 3.96% (4.98% for the years ended December 31, 2013 and 2012).

Under US GAAP, the liability was measured in accordance with SFAS 143 and the discount rate use was the risks free US.

d)	Stripping costs –

Under IFRS, the stripping costs in the production phase of a surface mine shall be accounted for according to IFRIC 20.

The Company identified the primary components of the ore body on a pit by pit basis as well as within major pits. The stripping activities conducted during 2012, 2013 and 2014 were analysed and stripping costs were assigned based on whether they pertained to current inventory production or improved access to future ore bodies (or components of an ore body). Based on this analysis, the Company allocated the costs associated with improved access incurred during 2012, 2013 and 2014 to a production stripping asset; based on the volume of waste and ore extracted in the period compared to expected volume life-of-mine per component of ore body. With regard to the 2011 activity, the offset of the asset creation, net of depreciation, was to the beginning IFRS balance sheet retained earnings. Costs allocated to production stripping assets in 2013 and 2014 were established with the offsetting credit going to cost applicable to sales and inventories. The depreciation of the production stripping asset was calculated on a systematic basis - “waste-to-ore-ratio” tons method. This depreciation is a production cost and included in the adjustments in inventories.

Under U.S. GAAP, the costs of clearing removal (stripping cost of production) incurred during the production stage are recorded as part of the production cost of inventories.

e)	Impairment –

The decline of prices was deemed to be indicators of potential impairment of Yanacocha and Conga assets. Accordingly, impairment assessments were required as of the December 31, 2013 reporting date. In 2014 the triggering event was a three year delay of the development of the Conga Project, which effectively lowered the discounted cash flows.

The discount interest rate used in the impairment calculations under the fair value less costs of sale methodology was 8.04% after tax which was based on a peer group of mining companies adjusted for Peru country risk (7.1% for the impairment calculation for the year ended December 31, 2013. The rate is a “real” versus “nominal” rate as the cash flow models were not escalated for inflation. This discount rate was used for both segments Yanacocha and Conga.

As a result of the impairment assessments, the Company recorded impairment losses amounting to $541million related to Conga, the Company no recorded impairment losses for Yanacocha ($1,038 million for the year ended December 31, 2013, $453 million related to Yanacocha and $585 million related to Conga).

Under US GAPP, the Company performed the impairment calculation and no impairment losses were determined for Yanacocha and Conga cash-generating units.|

f)	Deferred income tax -

i.	The differences between US and IFRS are re-measurements lead to different temporary differences. According to the accounting policies in Note 2.19, the Company has to account for such differences. Under USGAAP, calculation is performed under FAS 109.

ii.	Under US a deferred workers’ participation is recognized following the same criteria of the deferred income tax calculation. Under IFRS, this benefit is ruled by IAS 19, Employee benefits and therefore is not an income tax for which IAS 12 Income taxes should be applied.

26	RECONCILIATION BETWEEN NET INCOME AND SHAREHOLDER’S EQUITY DETERMINED UNDER IFRS AND U.S. GAAP

The following is a summary of the main adjustment to net income for the years ended December 31, 2014, 2013 and 2012 and to shareholders’ equity as of December 31, 2014, 2013 and 2012 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	Years Ended December 31,
	2014	2013	2012
(Loss) income under U.S. GAAP	$(31,914)	$140,997	$626,540
Items increasing (decreasing) reported net profit
- Impairment (note 25.e)	(541,142)	(1,038,548)	-
- Stripping activity asset (note 25.d)	103,021	33,861	(18,420)
- Deferred workers' participation (note 25.f.ii)	(29,003)	(28,443)	1,347
- Property, machinery and equipment (note 25.a)	(10,447)	7,283	2,381
- Remediation and mine closure (note 25.c)	(427)	10,690	7,522
- Deferred income tax asset (note 25.f.i)	92,634	309,233	(23,917)
- Inventories (note 25.b)	17,428	(12,042)	51,868
- Others	(488)	1,690	608
(Loss) income under IFRS	$(400,338)	$(575,279)	$647,875

	As of December 31,
	2014	2013	2012
Shareholders’ equity under U.S. GAAP	$3,679,612	$3,711,461	$3,570,690
Items increasing (decreasing) reported
Shareholders’ equity
- Impairment	(541,142)	(1,038,548)	-
- Stripping activity asset	45	62,535	28,674
- Deferred workers' participation	(38,145)	(9,133)	18,327
- Property, machinery and equipment	(886,157)	11,509	1,841
- Asset retirement cost	6,963	(61,347)	(76,235)
- Remediation and mine closure	80,090	132,938	137,136
- Deferred income tax asset	353,782	262,990	(46,243)
- Inventories	26,690	9,533	21,365
- Others	(1,961)	(1,888)	-
Shareholders’ equity under IFRS	$2,679,777	$3,080,050	$3,655,555

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2014, 2013 and 2012
together with the Report of Independent Registered Public Accounting Firm

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2014, 2013 and 2012

together with the Report of Independent Registered Public

Accounting Firm

F-139

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Minera Cerro Verde S.A.A.

We have audited the accompanying financial statements of Sociedad Minera Cerro Verde S.A.A. (a Peruvian company, subsidiary of Freeport-McMoRan Copper & Gold Inc.), which comprise the statements of financial position as of December 31, 2014 and 2013, and the related statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2014, 2013 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2014 and 2013, and the results of operations and its cash flows for each of the three years ended December 31, 2014, 2013 and 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 28 to the financial statements).

Lima, Peru,

April 30, 2015

Countersigned by:

/s/ Victor Burga
Víctor Burga
C.P.C.C. Register No.14859

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2014 and 2013

	Note	2014	2013
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	5(a)	19,574	854,570
Trade accounts receivable	6	2,374	7,604
Trade accounts receivable from related parties	21(f)	187,940	308,486
Embedded derivative	23	-	16,023
Other accounts receivable	7(a)	235,222	49,703
Inventories, net	8(a)	232,542	217,000
		677,652	1,453,386
Non - current assets
Other long – term accounts receivable	7(a)	253,184	322,791
Long - term inventories	8(a)	287,714	216,797
Property, plant and equipment, net	9(a)	4,544,406	2,831,779
Intangible assets, net		9,028	3,448
		5,094,332	3,374,815
Total assets		5,771,984	4,828,201
Liabilities and equity, net
Current liabilities
Trade accounts payable	10	398,070	268,508
Accounts payable to related parties	21(f)	11,910	8,293
Embedded derivative	23	26,782	-
Income tax payable		15,492	52,740
Workers’ profit sharing payable	11	33,274	47,447
Financial obligations	12(a)	50,163	4,577
Other accounts payable and provisions	13	16,881	45,749
		552,572	427,314
Non - current liabilities
Non - current portion of financial obligations	12(a)	402,686	1,326
Non - current portion of accounts payable to related parties	21(f)	5,643	3,980
Non - current portion of other accounts payable and provisions	13	5,317	1,559
Provision for remediation and mine closure	20(a)	119,948	48,479
Deferred income tax liability, net	14(a)	220,728	258,059
		754,322	313,403
Total liability		1,306,894	740,717
Equity, net	15
Issued capital		990,659	990,659
Legal reserve		198,132	198,132
Retained earnings		3,276,299	2,898,693
Total equity, net		4,465,090	4,087,484
Total liabilities and equity, net		5,771,984	4,828,201

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2014, 2013 and 2012.

	Note	2014	2013	2012
		US$(000)	US$(000)	US$(000)
Sales of goods	17(a)	1,467,097	1,811,488	2,127,023
Cost of sales of goods	18	(797,481)	(795,064)	(765,789)
Gross profit		669,616	1,016,424	1,361,234

Operating expenses
Selling expenses	19	(54,210)	(68,448)	(78,674)
Other operating income (expenses), net		(3,629)	147	(9,898)
Expense related to water plant		-	-	(19,606)
		(57,839)	(68,301)	(108,178)
Operating profit		611,777	948,123	1,253,056

Other income (expenses)
Finance income		2,443	2,178	1,886
Finance costs		(369)	(1,843)	(6,951)
Net gain (loss) from exchange differences		2,284	(1,858)	3,149
		4,358	(1,523)	(1,916)

Profit before income tax		616,135	946,600	1,251,140
Income tax expense	14(b,c)	(238,529)	(333,338)	(454,556)

Profit for the year		377,606	613,262	796,584

Basic and diluted earnings per share (stated in US dollars)	22	1.08	1.75	2.28
Weighted average number of shares outstanding	22	350,056,012	350,056,012	350,056,012

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in equity

For the years ended December 31, 2014 and 2013

	Issued capital	Legal reserve	Retained earnings	Total
	US$(000)	US$(000)	US$(000)	US$(000)
Balance as of January 1 , 2012	990,659	198,132	1,488,847	2,677,638

Profit for the year	-	-	796,584	796,584
Balance as of December 31, 2012	990,659	198,132	2,285,431	3,474,222

Profit for the year	-	-	613,262	613,262
Balance as of December 31, 2013	990,659	198,132	2,898,693	4,087,484

Profit for the year	-	-	377,606	377,606

Balance as of December 31, 2014	990,659	198,132	3,276,299	4,465,090

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Operating activities
Profit before income tax	616,135	946,600	1,251,140
Adjustments to reconcile profit before income tax to net cash flows from operating activities:
Depreciation of property, plant and equipment	164,985	107,620	94,242
Amortization of intangible assets	1,630	1,630	1,630
Unwinding of discount on remediation and mine closure	2,537	4,609	239
Provision for inventory obsolescence	1,765	1,207	778
Net gain from disposal/sale of property, plant and equipment	(144)	(541)	(238)
Net gain from disposal/sale of supplies	(30)	(49)	-
Exchange difference	(2,284)	1,858	(3,149)

Working capital adjustments:
Net decrease (increase) in operating assets:
Trade accounts receivable	5,230	(3,550)	39,999
Trade accounts receivable from related parties	120,546	8,218	(116,082)
Embedded derivative	-	(4,454)	(11,569)
Other accounts receivable	(200,500)	(6,314)	(2,449)
Inventories	(17,277)	(26,957)	(16,191)
Other long - term accounts receivable	(140,412)	(48,808)	(11,595)
Long - term inventories	(70,917)	(40,985)	(35,141)
Net increase (decrease) in operating liabilities:
Trade accounts payable	129,562	122,154	90,404
Accounts payable to related parties	5,280	3,897	4,666
Embedded derivative	42,805	-	(75,257)
Workers’ profit sharing payable	(14,173)	(28,544)	(43,720)
Other accounts payable	(15,024)	15,456	(3,820)
Non-current portion of other accounts payable	3,758	1,314	(758)
Income tax paid	(315,369)	(286,036)	(465,819)

Net cash and cash equivalents provided by operating activities	318,103	768,325	697,310

Statements of cash flows (continued)

For the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Investing activities
Proceeds from sale of property, plant and equipment	356	694	262
Withdraw of (investment in) time deposit	226,772	(225,000)	-
Purchase of property, plant and equipment	(1,771,715)	(1,066,267)	(600,872)
Stripping activity asset	(49,122)	(49,938)	(52,619)
Purchase of intangibles	(7,209)	-	(189)
Net cash and cash equivalents used in investing activities	(1,600,918)	(1,340,511)	(653,418)

Financing activities
Proceeds from loans	475,000	-	-
Debt issuance costs	(27,024)	-	-
Payment of finance lease	(157)	(772)	-
Net cash and cash equivalents provided by (used in) financing activities	447,819	(772)	-

Net decrease in cash and cash equivalents in the year	(834,996)	(572,958)	43,892

Cash and cash equivalents at beginning of year	854,570	1,427,528	1,383,636

Cash and cash equivalents at end of year	19,574	854,570	1,427,528

Transactions with no effects in cash flows :
Provision for remediation and mine closure	68,840	(36,445)	72,512
Purchase of property, plant and equipment under finance lease	-	6,961	-

The accompanying notes are an integral part of this financial statement

Sociedad Minera Cerro Verde S.A.A.

Notes to the financial statements

As of December 31, 2014, 2013 and 2012

1.	Identification and business activity of the Company

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (here in after “the Company”) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company has listed its shares on the Lima Stock Exchange since November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport-McMoRan Corporation (“FMC”), a wholly owned subsidiary of Freeport-McMoRan Inc. (“Freeport”), owns 53.56% of the voting shares of the Company. Additionally, SMM Cerro Verde Netherlands B.V. (a subsidiary of Sumitomo Metal Mining Company Ltd.) owns 21% of the voting share of the Company, Compañía de Minas Buenaventura S.A.A. owns 19.58%, and the minority stakeholders own the remaining 5.86%.

The Company’s legal address is Jacinto Ibañez Street N°315, Parque Industrial, Arequipa City and the ore deposits are located southwest of that city (Asiento Minero Cerro Verde S/N Uchumayo – Arequipa).

(b)	Business activity -

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes and concentrates.

Expansion of operations

The Company is carrying out construction activities associated to a large-scale expansion of Cerro Verde´s production plant which includes the concentrate and lixiviation process, as well as the expansion of its mining process and improvement of its current facilities. The project, with an estimated cost of US$4.6 billion, will expand the processing capacity of mineral from 120,000 metric tons per day to 360,000 metric tons per day, targeting incremental annual production of approximately 600 million pounds of copper and 15 million of molybdenum beginning in 2016.The Company obtained approval of the Environmental and Social Impact Study and a permit for the expansion of Cerro Verde´s production unit by the Peruvian Ministry of Energy and Mines.

In March 2014, the Company entered into a five-year US$1.8 billion senior unsecured loan to fund a portion of the expansion project. Additional amounts are expected to be drawn over time as required to fund the project. As of December 31, 2014, US$425 million was drawn under this credit facility (see Note 12).

Notes to the financial statements (continued)

(c)	Financial statements approval -

The financial statements for the year ended December 31, 2014 were approved by Company´s Management on April 30, 2015 and, in Management’s opinion, they will be approved without changes by the Board of Directors and Shareholders’ Meetings to be held in the first quarter of 2015.

2.	Significant accounting principles and policies

2.1	Basis of preparation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The financial statements have been prepared based on a historical cost basis, except for accounts receivable and/or payable related to embedded derivatives that have been measured at fair value. The financial statements are presented in United States dollars (US$) and include the years ended December 31, 2014, 2013 and 2012. Unless otherwise indicated, all values have been rounded to the nearest thousand.

2.2.	Summary of significant accounting policies and practices -

(a)	Currency -

The financial statements are presented in US dollars, which is the Company’s functional currency.

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

The Company uses exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrator. As of December 31, 2014, the published exchange rates were S/.2.981 for US$1 for buying and S/.2.989 for US$1 for selling (S/.2.794 for US$1 for buying and S/.2.796 for US$1, as of December 31, 2013, respectively). These rates have been applied to the appropriate asset and liability accounts. As of December 31, 2014 and 2013, the Company did not maintain significant assets or liabilities in foreign currency.

(b)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement which originates a financial asset of the entity and a financial liability or equity instruments of other entity.

(i)	Financial assets -

The Company determines the classification of its financial assets at initial recognition in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”.

All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. The Company’s financial assets include accounts receivable and embedded derivatives.

Notes to the financial statements (continued)

Receivables -

The Company’s accounts receivables include trade accounts receivables to related parties and third parties and other accounts receivable.

Accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, the accounts receivables are subsequently carried at amortized cost using the effective interest method less any provision for impairment (i.e. allowance for doubtful accounts).

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

Notes to the financial statements (continued)

(ii)	Financial liability -

All financial liabilities are recognized initially at fair value and, in the case of accounts payable and financial obligations, net of directly attributable transaction costs. The Company´s financial liabilities include trade and other payables, financial obligations and embedded derivatives.

Loans-

Loans are initially recognized at their fair value, net of directly attributable transaction costs. After initial recognition, loans are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statements of profit and cost when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization under the effective interest rate method is included as financial costs in the statement of comprehensive income.

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

Notes to the financial statements (continued)

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

Major maintenance and repairs -

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset that was separately depreciated and is now written off is replaced, and it is probable that the future economic benefits associated with the item will flow to the Company through an extended life, the expenditure is capitalized. All other day-to-day maintenance and repairs costs are expensed as incurred.

Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off.

(e)	Exploration and development costs –

Exploration costs -

Mineral exploration costs, as well as drilling and other costs incurred for the purpose of obtain proven and probable reserves, or identifying new mineral resources at development or production stage properties, are charged to the statements of comprehensive income as incurred.

Development costs -

Development costs are capitalized based on the Management´s judgment, when the economic and technological feasibility of the project is confirmed, which is generally when the development or expansion project has reached a milestone in accordance with a model established by the Company.

Notes to the financial statements (continued)

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

Notes to the financial statements (continued)

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

Notes to the financial statements (continued)

Sales of copper cathodes and concentrates –

Domestic sales of copper cathodes and concentrates are recognized when the Company has delivered the goods to the shipping company designated by the customer. Revenue associated with foreign sales of copper cathodes and copper concentrates is recognized when all significant risks and rewards of ownership have transferred to the customer, which is typically when the inventory has passed over the vessel’s rail at the port of loading.

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

Since year 2014, the Company’s revenues are subject to royalties for two governmental entities. These funds will be used for these entities as part of their operational budgets for the supervision of energy and mining investment and the environment. The calculation for the OSINERGMIN contribution is 0.21% of invoiced sales for year 2014 (0.19% for 2015 and 0.16% for 2016) and the calculation for the OEFA contribution is 0.15% of invoiced sales for year 2014 (0.15% for 2015 and 0.13% for 2016). These royalties are presented as reduction of revenues (see note 17).

(j)	Borrowing cost -

Costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as finance part of the cost of an asset. A qualifying asset is one whose value is greater than US$1 million and requires a longer period to 12 months to get ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds.

Notes to the financial statements (continued)

(k)	Income taxes, deferred taxes and other taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amounts expected to be recovered from or paid or the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, at the reporting period. The Company calculates the provision for current income tax based on the tax stability agreement described in Note 16(a).

Deferred income tax -

Deferred income tax is provided using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at their reporting date. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, to the extent that is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Peruvian mining royalties and special mining tax -

On September 29, 2011, Law No. 29788 (which amended Law No. 28528) was enacted creating a new mining tax and royalty regime in Peru.

-	Stability agreement effective until December 31, 2013

Under the new regime, companies that do not have stability agreements will be subject to a revised royalty and a special mining tax. The Company operated under a stability agreement and therefore was not subject to the revised royalty and special mining tax until its stability agreement expired on December 31, 2013. The Peruvian government also created a special mining burden that companies with tax stability agreements could elect to pay. The Company elected to pay this special mining burden during the remaining term of its stability agreement. See Note 16 (d).

Notes to the financial statements (continued)

-	Stability agreement effective since January 1,, 2014

Beginning January 1, 2014, under the terms of the new stability agreement, the Company will pay mining royalties and special mining tax for all its production based on Law No. 29788.

Mining Royalties and Special Mining Tax are in the scope of IAS 12 “Income Tax” and are considered income tax.

Supplementary Retirement Fund –

Law No. 29741, enacted on July 9, 2011, created a Mining and Metallurgical Retirement Fund, which is applicable to the Company starting 2014. The base of calculation of this contribution is 0.5% of pre-tax income. These funds will be used for the jubilee of the mining and metallurgical workers. The contribution is presented as income tax due to the same basis of calculation.

(l)	Workers' profit sharing -

The Company recognizes workers’ profit sharing in accordance with IAS 19, “Employees Benefits". Workers' profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base of current year. According to Peruvian law, the limit in the workers' profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (“FONDOEMPLEO”). The Company’s workers’ profit sharing is recognized as a liability in the statement of financial position and as an operating expense in the statements of comprehensive income.

(m)	Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares held during the period. When the number of shares is modified as a result of capitalization of retained earnings, the net income per basic and diluted share is adjusted retroactively for all of the periods reported. For the years ended as of December 31, 2014 and 2013, the Company did not have any financial instrument with dilutive effects; as a result, the basic and diluted shares are the same in all years presented.

(n)	Fair value measurement -

The Company measures its embedded derivatives, at fair value at each statement of financial position.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Notes to the financial statements (continued)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
-	Level 2 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable
-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.	Accounting estimates, judgments and assumptions –

The preparation of the Company’s financial statements according to IFRS requires Management to make judgments, estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities to the date of financial statements, and for the reported amounts of revenues and expenses for the years finished as of December 31, 2014 and 2013.

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

Notes to the financial statements (continued)

(b)	Stripping cost –

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

(c)	Functional currency -

The functional currency for the Company and its parent entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the parent entity reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.2	Estimates and assumptions -

(a)	Determination of mineral reserves and resources -

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

Notes to the financial statements (continued)

(b)	Units of production depreciation -

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

(c)	Mine rehabilitation provision -

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

(d)	Inventories -

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

Notes to the financial statements (continued)

(e)	Asset impairment –

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

4.	Standard issue but not effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” which reflects all phases of the financial instruments project and replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The adoption of IFRS 9 would have not significant effect on the classification and measurement of the Group’s financial assets and liabilities.

Notes to the financial statements (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

5.	Cash and cash equivalents

(a)	This item is made up as follow:

	2014	2013
	US$(000)	US$(000)
Cash in banks	7,698	9,527
Cash equivalents (b)	11,876	845,043

	19,574	854,570

(b)	Cash equivalents comprises a portfolio of investments in highly marketable liquid investments (investments classified as “AAA” by Standard & Poor’s and Moody’s), which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash. Management plans to use them for its short-term cash needs. Because of the short maturity of these investments, less than 90 days, the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

6.	Trade accounts receivable

Trade accounts receivable are generated primarily from the Company’s cathode and copper concentrate sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees.

Notes to the financial statements (continued)

7.	Other accounts receivable

(a)	This item is made up as follow:

	2014	2013
	US$(000)	US$(000)
Other short-term accounts receivable
Value added tax credit	222,357	24,226
Other accounts receivable	7,000	7,605
Prepaid expenses	5,865	2,891
Restricted fund (e)	-	14,981
	235,222	49,703

Other long – term accounts receivable
Other accounts receivable (b)	191,855	72,478
Installment program (mining royalties case) (c)	39,700	-
Prepayment of income tax (d)	21,629	40,294
Restricted fund (e)	-	210,019

	253,184	322,791

(b)	Corresponds to the payments made by the Company for audits made by SUNAT for the years 2004, 2005, 2006, 2007, 2008, 2009 and 2010 which management believes are recoverable.

(c)	Corresponds to payments made under protest by the Company in connection to installment program approved by SUNAT in relation to the mining royalties case corresponding to the years 2006 to 2008, which is described in Note 16(e).

(d)	Corresponds to disbursements made by the Company in connection with income tax pre - payments that can be offset against future tax liabilities or recovered through a refund application.

(e)	As of December 31, 2013, the Company had a certificate of time deposit made with Scotiabank for US$225 million. This time deposit bearded interest at an effective annual rate of 1.2%. During the third-quarter 2014, the deposit was canceled as Scotiabank no longer required time deposit as collateral for the letter of credit associated with mining royalty’s dispute with SUNAT.

Notes to the financial statements (continued)

8.	Inventories, net

(a)	This item is made up as follow:

	2014	2013
	US$(000)	US$(000)
Finished goods:
Copper concentrate	11,942	6,887
Copper cathodes	8,809	8,124
Molybdenum concentrate	1,821	787
Balance of finished goods, see note 18	22,572	15,798
Work-in-process (b)	326,676	256,153
Materials and supplies	170,146	160,910
Materials and supplies in transit	1,269	1,063
Less - Provision for obsolescence of materials and supplies	(407)	(127)
Total Inventories	520,256	433,797
Less - Long-term inventories (b)	(287,714)	(216,797)

Current inventories, net	232,542	217,000

(b)	Work in process inventories represent mill and leach stockpiles which generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery are through exposure to acidic solutions that dissolve copper and deliver it in solution to the extraction processing facilities (see note 3.2(d)).

Notes to the financial statements (continued)

9.	Property, plant and equipment, net

(a)	The movement in cost and accumulated depreciation accounts as of December 31, 2014 and 2013 are shown below:

	January 1, 2013	Additions	Retirements and disposals	Transfers	December 31, 2013	Additions	Retirements and disposals	Adjustments and reclassifications	Transfers	December 31, 2014
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	1,497	-	-	240	1,737	-	-	-	13,538	15,275
Buildings and other constructions	129,129	-	-	16,780	145,909	-	(2,710)	405	39,304	182,908
Machinery and equipment	1,750,230	-	(549)	120,738	1,870,419	-	(25,974)	(7,525)	171,429	2,008,349
Transportation units	12,170	-	(1,999)	4,810	14,981	-	(389)	35	2,575	17,202
Furniture and fixtures	786	-	-	-	786	-	-	4	-	790
Other equipment	21,707	-	(354)	866	22,219	-	(228)	-	270	22,261
Work in progress and transit units (b)	504,758	1,073,228	-	(143,434)	1,434,552	1,771,715	-	-	(227,116)	2,979,151
Asset remediation and mine closure, note 20(a)	79,395	504	(36,445)	-	43,454	93	-	68,840	-	112,387
Stripping activity asset	52,619	49,938	-	-	102,557	49,122	-	-	-	151,679
	2,552,291	1,123,670	(39,347)	-	3,636,614	1,820,930	(29,301)	61,759	-	5,490,002

Accumulated depreciation
Buildings and other constructions	31,463	3,223	-	81	34,767	4,912	(1,583)	-	220	38,316
Machinery and equipment	648,944	99,723	(476)	(81)	748,110	111,823	(22,030)	-	(229)	837,674
Transportation units	7,613	1,209	(1,919)	-	6,903	1,719	(383)	-	9	8,248
Furniture and fixtures	713	58	-	-	771	5	-	-	-	776
Other equipment	8,116	1,963	(353)	-	9,726	1,065	(228)	-	-	10,563
Asset remediation and mine closure	3,114	1,444	-	-	4,558	560	-	-	-	5,118
Stripping activity asset	-	-	-	-	-	44,901	-	-	-	44,901
	699,963	107,620	(2,748)	-	804,835	164,985	(24,224)	-	-	945,596

Net Cost	1,852,328				2,831,779					4,544,406

(b)	As of December 31, 2014, the work in progress and transit units corresponded mainly to the Expansion of Cerro Verde´s production unit for US$3,089,000,000. See note 1(b).

(c)	The Company maintains insurance on its principal assets in accordance with Management’s policies.

(d)	As discussed in Note 3.2(e) the Cerro Verde operation is evaluated annually in order to determine if there are any impairment indicators. As of December 31, 2014 and 2013, there were no impairment indicators.

Notes to the financial statements (continued)

10.	Trade accounts payable

Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts for the Company’s mining activities. These obligations are mainly in US dollars, have current maturities and do not accrue interest. No guarantees have been granted.

11.	Workers’ profit sharing

The Legislative Decree N°892 (L.D. 892), issued in 1996, regulates the right of workers to participate in a company’s profits that performs activities generating third categories income and requires companies domiciled in Peru to compute and pay to employees a share of the profits generated by the companies for which they work. The Company’s liability for workers’ profit sharing is recognized according to the policy described in note 2.2(l).

The workers’ profit sharing is recognized as an operating expense in the statements of comprehensive income. The amount of workers’ profit sharing paid to employees for the years 2014 and 2013 are recognized as a cost of sales of goods (see note 18). Additionally, during 2014 and 2013 no excess of workers´ profit sharing was calculated between the total workers’ profit sharing liability and the amount paid or due to employees.

12.	Financial obligations

(a)	This item is made up as follow:

	2014	2013
	US$(000)	US$(000)
Senior unsecured credit facility, (b) and (c)	402,357	-
Promissory notes (d)	50,000	-
Leasings	492	5,903
	452,849	5,903

Less – current portion	(50,163)	(4,577)

Non – current portion	402,686	1,326

(b)	In March 2014, the Company entered into a five-year US$1.8 billion senior unsecured credit facility with several banks, led by Citibank N.A., as administrative agent.

The credit facility allows for term loan borrowings up to the full amount of the facility, less any amounts issued and outstanding under a $500 million sublimit. Interest on amounts drawn under the term loan is based on London Interbank Offered Rate (LIBOR) plus a spread (currently 1.90%) based on the Company´s total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio as defined in the agreement. Amounts may be drawn over a two-year period to fund a portion of the Company´s expansion project and for general corporate purposes.

Notes to the financial statements (continued)

The credit facility amortizes in three installments in amounts necessary for the aggregate outstanding borrowings. The first installment must repay no less than exceed 85% on September 30, 2017, the second installment no less than 70% on March 31, 2018, and the third installment no less than 35% on September 30, 2018, with the remaining balance due on the maturity date (March 10, 2019).

As of December 31, 2014, the Company has drawn US$425 million under the line of credit and no letters of credit were issued.

There are no guarantees provided for the credit facility.

(c)	As part of the commitments made in relation to the above debt, the Company must comply with the following financial ratios listed below:

i.	Total Net Debt to EBITDA Ratio: The Company shall not permit the Total Net Debt to EBITDA Ratio on the last day of any fiscal quarter to exceed 3.5 to 1.
ii.	Interest Coverage Ratio: The Company shall not permit the Interest Coverage Ratio on the last day of any fiscal quarter to be less than 3.0 to 1.

The financial ratios mentioned above apply to financial statements of the Company, which should be calculated as of each quarter ending in March, June, September and December of each year since 2014.

As of December 31, 2014, the Company was in compliance with all of its covenants, which are monitored by Management each quarter.

(d)	In November 2014, the Company signed bank promissory notes with Banco de Credito del Peru to finance its working capital needs for a total amount of US$50 million, which accrue interest at an annual rate of 1.2 % and has a maturity of 180 days.

13.	Other accounts payable and provisions

This item is made up as follow:

	2014	2013
	US$(000)	US$(000)
Salaries payable	11,138	10,682
Other provisions	11,060	36,626
	22,198	47,308

Less – current portion	(16,881)	(45,749)

Non – current portion	5,317	1,559

Notes to the financial statements (continued)

14.	Deferred income tax

(a)	The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	January 1, 2013	Debit (credit) to the statements of comprehensive income	December 31, 2013	Debit (credit) to the statements of comprehensive income	December 31, 2014
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Income tax
Asset
Price adjustment of cathodes and copper concentrates	-	-	-	12,831	12,831
Provision for remediation and mine closure	1,111	1,903	3,014	813	3,827
Provision for mining taxes	6,356	(34)	6,322	(3,562)	2,760
Unpaid vacations	-	-	-	2,625	2,625
Cost of net asset: rollers and construction of tailing dam	-	14,258	14,258	(12,101)	2,157
Development costs	621	(91)	530	(112)	418
Difference in valuation of inventories	6,926	1,278	8,204	(8,204)	-
Other provisions	86	1,487	1,573	1,437	3,010
	15,100	18,801	33,901	(6,273)	27,628

Liability
Difference in depreciation method	246,538	17,753	264,291	(50,111)	214,180
Stripping activity asset	16,578	5,200	21,778	(4,460)	17,318
Difference in valuation of inventories	-	-	-	14,331	14,331
Price adjustment of cathodes and copper concentrates	3,471	2,420	5,891	(5,891)	-
	266,587	25,373	291,960	(46,131)	245,829

Deferred liabilities, net	251,487	6,572	258,059	(39,858)	218,201

Mining taxes
Asset
Price adjustment of cathodes and copper concentrates	516	(516)	-	-	-
Exploration expenses	(492)	492	-	-	-
Deferred asset	24	(24)	-	-	-

Supplementary Retirement Fund
Difference in depreciation method	-	-	-	2,452	2,452
Other minors	-	-	-	75	75
Deferred liability	-	-	-	2,527	2,527
Total debited to the statements of comprehensive income	-	6,548	-	(37,331)	-

Total deferred income tax liability, net	251,511		258,059		220,728

Notes to the financial statements (continued)

(b)	For the years ended December 31, 2014 and 2013, the income tax expense recorded differs from the result of apply the legal rate to the income before income tax of the Company, as detailed below:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Profit before income tax	616,135	946,600	1,251,140
Income tax rate	32%	30%	30%
Expected income tax expense	197,163	283,980	375,342
Non - deductible expenses	7,013	3,478	11,845
Special mining burden	-	(19,348)	(28,823)
Special mining tax and mining royalties	(16,677)	-	-
Effect of change in income tax rate to 32% due to Tax Stability Agreement effective since 2014, note 16(a)	-	398	11,583
Others	(6,903)	1,652	(1,709)
Current and deferred income tax charges to results	180,596	270,160	368,238
Mining taxes charged to results	52,116	63,178	86,318
Supplementary retirement fund charged to results	5,817	-	-

	238,529	333,338	454,556

Effective income tax	38.71%	35.21%	36.33%

Notes to the financial statements (continued)

(c)	The income tax expenses (benefit) for the years ended December 31, 2014, 2013 and 2012 is shown below:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Income tax
Current	220,454	263,588	295,250
Deferred	(39,858)	6,572	72,988
	180,596	270,160	368,238
Mining taxes
Current	52,116	63,202	82,467
Deferred	-	(24)	3,851
	52,116	63,178	86,318

Supplementary retirement fund
Current	3,290	-	-
Deferred	2,527	-	-
	5,817	-	-
Income tax expense reported in the statements of comprehensive income	238,529	333,338	454,556

15.	Equity, net

(a)	Issued capital -

As of December 31, 2014 and 2013 the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the shareholders agreement of July 11, 2003, the nominal value of the shares was denominated in US dollars and amounted to US$0.54 each. As a result of the capitalization of restricted earnings associated to the tax benefit (reinvestment credit), the nominal value of the share was increased to US$2.83 each in December 2009.

As of December 31, 2014 the quoted price of these shares was US$24.00 per share (US$24.50 per share as of December 31, 2013) and the daily frequency of trading is 100%, as in 2013.

(b)	Legal reserves -

In accordance with the Peruvian Companies Act, this reserve is created through the transfer of 10% of the annual net profit up to a maximum of 20% of the paid-in capital. The legal reserve must be used to offset losses, and must be replaced with future earnings. This reserve may also be used to increase capital stock but the balance must be restored from future earnings.

(c)	Dividend distribution -

During 2014 and 2013, the Company did not pay dividends.

Notes to the financial statements (continued)

16.	Tax situation

(a)	Current tax regime -

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

On July 17, 2012, the Company entered into a new Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the General Mining Law and in connection with the Expansion of Cerro Verde´s production mining unit Project. By means of this agreement, the Company is subject to the tax regulations in force at July 17, 2012. The term of this agreement is 15 years since January 1, 2014 and matures on December 31, 2028.

By means of Law No. 30296 enacted on December 31, 2014, the Peruvian government introduced certain amendments to the Income Tax Law, effective January 1, 2015, which will be applied to the Company since the maturity of the stability agreement (January 1, 2029). The most relevant are listed below:

-	There will be a gradual reduction of the corporate income tax from 30% to 28% in 2015 and 2016; to 27% in 2017 and 2018; and to 26% in 2019 and thereafter.

-	There will be a gradual increase of the withholding income tax to dividends from 4.1% to 6.8% in 2015 and 2016; to 8.0% in 2017 and 2018; and to 9.3% in 2019 and thereafter. These rates will be applicable to the distributed or approved dividends, whichever first occurs, effective January 1, 2015.

-	The retained earnings or other items subject to generate taxable dividends, obtained until December 31, 2014 will be subject to a rate of 4.1%.

Notes to the financial statements (continued)

(b)	The income tax rate applicable to the Company is 32% beginning 2014 according to the new agreement above mentioned (30% until December 31, 2013). In addition, the Company was subject to a minimum income tax equivalent to 2% of total assets until December 31, 2014, net of depreciation and amortization permitted by the stabilized income tax regime. The income tax charged to results was the higher of the income tax under the tax stability agreement and the minimum income tax until December 31, 2014. For the years ended December 31, 2014, 2013 and 2012, the taxable income according to the tax law is calculated from the profit before income tax and profit sharing for both years, and is as follows:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Profit before income tax	616,135	946,600	1,251,140
Workers’ profit sharing	49,175	61,690	81,708
	665,310	1,008,290	1,332,848
Additions:
Fully depreciated assets	41,230	-	-
Price adjustment of copper cathodes and concentrates	40,097	(18,408)	(11,569)
Non - deductible expenses	19,251	11,595	39,484
Reversal of price adjustment of copper cathodes and concentrates	18,408	11,569	(75,257)
Stripping activity asset, net	11,881	(16,646)	(52,619)
Other additions, net	27,687	14,550	(1,478)

Deductions:
Special mining tax and mining royalties	(43,492)	-	-
Adjustment of inventory in process and finished goods	(41,881)	6,000	1,085
Special mining burden	(19,781)	(64,608)	(74,891)
Deduction to due recalculation of depreciation at an annual rate of 20%	-	(46,784)	(5,564)
Water treatment plant	-	-	(91,686)
	53,400	(102,732)	(272,495)
Sub-total	718,710	905,558	1,060,353
Workers’ profit sharing (8%)	(57,497)	(72,445)	(84,828)
Taxable income	661,213	833,113	975,525
Supplementary retirement fund	(3,290)	-	-
Taxable income	657,923	833,113	975,525

Income tax	(210,535)	(249,934)	(292,657)
Prior years income taxes	(9,919)	(13,654)	(2,593)
Total current income taxes charged to results, note 14(c) (does not include mining taxes and supplementary retirement fund)	220,454	263,588	295,250

Notes to the financial statements (continued)

(c)	The Tax Authority has the right to examine, and, if necessary, amend the Company’s income tax provision for the last four years. The Company’s income tax filings for the years 2011 through 2013 are open to examination by the tax authorities. For value added tax, the periods open for examination are the years 2011 through 2014. To date, SUNAT has concluded its review of the Company’s tax exams through the year 2009 (for value added tax, SUNAT has completed its review through the year 2010). For years 2002 through 2010, the Company is in the claim and appeal process. The tax administration is completing the audit of income tax of the year 2010.

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

(d)	As described in note 2.2(k), Law No. 29788 was enacted creating a new mining tax and royalty regime in Peru. Because the Company stabilized the tax regime in force at May 6, 1996, it was not subject to the revised royalty and special mining tax until December 31, 2013, date on which the related tax stability expired. However, the Company elected to pay a special mining burden during the remaining term of its tax stability agreement. For the years ended December 31, 2014 and 2013, the Company recorded a tax provision of US$52,116,000 and US$63,202,000, respectively, related to mining taxes.

(e)	SUNAT, the Peruvian national tax authority, has assessed mining royalties on ore processed by the Cerro Verde concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2007 and the years 2008 and 2009. In July 2013, the Peruvian Tax Tribunal issued two decisions affirming SUNAT's assessments for the period December 2006 through December 2008. Decisions by the Tax Tribunal ended the administrative stage of the appeal procedures for these assessments.

In September 2013, Cerro Verde filed judiciary appeals related to the assessments for the 2006 through 2008 periods because it continues to believe that its 1998 stability agreement exempts all minerals extracted from its mining concession from royalties, irrespective of the method used for processing those minerals. With respect to the judiciary appeal related to assessments for the year 2008, on December 17, 2014, Peru's Eighteenth Contentious Administrative Court rendered its decision upholding Cerro Verde's position and nullifying the Tax Tribunal's resolution and SUNAT's assessment. On December 31, 2014, SUNAT and the Tax Tribunal appealed this decision. As of February 20, 2015, no decision had been rendered with respect to Cerro Verde's judicial appeal of assessments for the 2006 and 2007 periods.

In July 2013, a hearing on SUNAT's assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. Although Management believes its interpretation of the stability agreement is correct, if Cerro Verde is ultimately found responsible for these assessments, it may also be liable for penalties and interest, which accrues at rates that range from approximately 7% to 18% based on the year accrued and the currency in which the amounts would be payable.

Notes to the financial statements (continued)

In October 2013, SUNAT served Cerro Verde with a demand for payment totaling 492 million Peruvian Nuevos Soles (US$165 million based on the exchange rate at December 31, 2014, including interest and penalties of US$97 million) based on the Peruvian Tax Tribunal’s decisions for the period December 2006 through December 2008. As permitted by law, Cerro Verde requested and was granted an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments. As of December 31, 2014, Cerro Verde has made payments totaling 113 million Peruvian Nuevos Soles (US$40 million based on exchange rates at the date of payment) under the installment program, which are included in other assets in the consolidated balance sheet.

As of December 31, 2014, the aggregate amount of the assessments, including interest and penalties, for the year 2009 was 226 million Peruvian Nuevos Soles (US$76 million based on the exchange rate at December 31, 2014). SUNAT may make additional assessments for mining royalties and associated penalties and interest for the years 2010 through 2013, which Cerro Verde will contest; Management believes any such assessments for the years 2010 through 2013, if made, would in the aggregate be similar to the aggregate assessments received for the periods December 2006 through December 2009.

No amounts have been accrued for these assessments or the installment payment program as of December 31, 2014, because Cerro Verde believes its 1998 stability agreement exempts it from these royalties and believes any payments will be recoverable.

Notes to the financial statements (continued)

(f)	The Company has also received assessments from SUNAT for additional taxes, penalties and interest related to various audit exceptions for income and other taxes. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Tax Year	Tax Assessment	Penalty and Interest Assessment	Total
	US$(000)	US$(000)	US$(000)
2002 – 2005	16,037	49,311	65,348
2006	6,545	45,379	51,924
2007	12,376	17,809	30,185
2008	20,797	12,968	33,765
2009	58,495	49,112	107,607
2010 (*)	62,790	84,878	147,668
2014	5,512	-	5,512

	182,552	259,457	442,009

(*) The tax assessment for the year 2010 was issued in February 2015.

As of December 31, 2014, Cerro Verde had paid US$192,000,000 (included “Other accounts receivable – long term” in the statement of financial position) on these disputed tax assessments, which it believes are collectible. No amounts have been accrued for these assessments.

Notes to the financial statements (continued)

17.	Sales of goods

(a)	For the years ended December 31, 2014, 2013 and 2012, sales of goods are made up of the following:

	2014		2013		2012
	Pounds(000)	US$(000)	Pounds(000)	US$(000)	Pounds(000)	US$(000)
	(Unaudited)		(Unaudited)		(Unaudited)
Copper concentrates (b)	375,688	949,459	456,116	1,316,690	469,644	1,544,647
Copper cathodes (b)	125,647	393,112	103,479	342,773	119,077	434,290
Other (primarily silver and molybdenum concentrates)		130,038		152,025		148,086

		1,472,609		1,811,488		2,127,023
Less:
Contributions OEFA / OSINERGMIN (see note 2.2(i))		(5,512)		-		-

		1,467,097		1,811,488		2,127,023

Sales to related parties amounted to US$1,135,042,000 for the year ended December 31, 2014 (US$1,487,186,000 and US$1,631,221,000 for the years ended December 31, 2013 and 2012, respectively), which are summarized in note 21(b).

Notes to the financial statements (continued)

(b)	As described in note 2.2(b), the Company’s copper sales are provisionally priced at shipment date. As a result, as of December 31, 2014 and 2013, the Company had embedded derivatives recorded in its statement of financial position (see note 23). Adjustments to the provisional prices are recognized as gains and losses in sales of goods until the month of settlement. Copper concentrate and cathode sales include adjustments to the provisional sale value generated by the changes in the fair value of the embedded derivatives. These adjustments resulted in lower sales for US$42,805,000 in the year 2014 and higher sales for US$6,839,000 in the year 2013, respectively.

(c)	The following table shows sales of goods by geographic region based for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Asia	883,404	1,148,607	1,267,407
South America (mainly Peru)	304,990	275,783	389,613
Europe	170,624	272,988	378,144
North America	113,591	114,110	91,859

	1,472,609	1,811,488	2,127,023
Less: Contributions OEFA and OSINERGMIN	(5,512)	-	-

	1,467,097	1,811,488	2,127,023

(d)	Concentration of sales –

For the year 2014, 77% of the Company’s sales were to related entities (Freeport-McMoRan Corporation, Sumitomo Metal Mining Company and Climax Molybdenum). For the years 2013 and 2012, 82% and 74% of the Company’s sales were to these related entities.

Notes to the financial statements (continued)

18.	Cost of sales of goods

For the years ended December 31, 2014, 2013 and 2012, the cost of sales of goods is made up of the following:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Opening balance of finished goods (see note 8(a))	15,798	20,394	14,908
Raw materials and supplies	333,521	324,925	327,321
Depreciation and amortization	166,615	109,250	95,872
Labor	125,863	157,776	102,643
Energy	90,172	73,907	73,136
Third parties services	87,458	91,984	85,438
Workers’ profit sharing	45,783	57,691	75,074
Services provided by related parties / Management fees	4,904	5,169	18,210
Other costs	20,462	27,740	26,125
Variance of inventories in process	(70,523)	(57,974)	(32,544)
Ending balance of finished goods (see note 8(a))	(22,572)	(15,798)	(20,394)

	797,481	795,064	765,789

19.	Selling expenses

For the years ended December 31, 2014, 2013 and 2012, selling expenses are made up of the following:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Concentrate’s freight	50,507	64,683	74,816
Commissions	2,271	2,727	2,759
Cathode’s freight	1,432	1,038	1,099

	54,210	68,448	78,674

20.	Commitments and contingencies

(a)	Environmental matters -

The Company’s mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (“PAMA”) and of the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

On October 14, 2003, Law No. 28090 was enacted, which regulates the commitments and procedures that entities involved in mining activities must follow in order to prepare, file and implement a mine site closing plan, as well as the respective environmental guarantees that assure compliance with the plan in accordance with protection, conservation and restoration of the environment. On August 15, 2005, the regulations regarding this law were approved. During 2006, in compliance with the mentioned Law, the Company completed the closing plans for its mine site. On October 5, 2009 the MEM issued Resolution N°302-2009 MEM – AAA, approving the mine closure plan of the Company.

On November 20, 2013 according to what is established by Law, the Company presented to the Ministry of Energy and Mines an updated mine closure plan, by means of which the Company updated its mine closure budget.

Notes to the financial statements (continued)

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

The table below presents the changes in the provision for remediation and mine closure:

US$(000)
Balance as of January 1, 2013	79,812
Accretion expense	4,609
Changes in the estimates	(36,445)
Other adjustments	503
Balance as of December 31, 2013	48,479
Accretion expense	2,536
Changes in the estimates	68,840
Other adjustments	93

Balance as of December 31, 2014	119,948

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

As of December 31, 2014, the future value of the provision for closure of mining units and environmental liabilities was US$257,451,000, which was discounted using the annual risk-free rate of 2.59%, resulting in an updated liability of US$119,948,000 (as of December 31, 2013, resulted in an updated liability for US$48,479,000). The Company considers that this liability is sufficient to meet the current environmental protection laws approved by the MEM.

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

21.	Transactions with related parties

(a)	During this year, the Company received from Minera Freeport McMoran South America Ltda. consulting and professional services related to finance, logistics, legal, environmental, corporate affairs , IT and human resources, which are made in Chile. As of December 31, 2014, the amount incurred by the Company for these services was US$4,489,000, which has been recognized in the statement of comprehensive income (US$5,169,000 as of December 31, 2013).

(b)	During the years ended December 31, 2014, 2013 and 2012, the Company recognized the following sales of goods to related parties:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Sales of goods to related parties
Freeport-McMoRan Corporation (c)	560,211	775,775	845,417
Sumitomo Metal Mining Company, Ltd. (d)	475,609	598,023	693,945
Climax Molybdenum Marketing Corporation (e)	99,222	113,388	91,859

Total revenues	1,135,042	1,487,186	1,631,221

Notes to the financial statements (continued)

(c)	On October 15, 2006, the Company signed a long-term contract with FMC through in which it committed to sell 20% of its annual copper concentrate production from its primary concentrator plant. Terms of the contract are reviewed annually. For the year 2014, the sales of concentrate copper to FMC amounted to US$445,756,000 (US$687,655,000 in 2013 and US$746,721,000 in 2012).

The Company also sells copper cathodes based on availability. According to the terms of the sales of copper cathodes to FMC, agreements are made for each shipment. For the year 2014, sales of copper cathodes to FMC amounted to US$114,455,000 (US$88,120,000 in 2013 and US$98,696,000 in 2012).

(d)	On June 1, 2005, the Company signed a long-term agreement with Sumitomo Metal Mining Company Ltd., in which it committed to sell 50% of its annual copper concentrate production from its concentrator plant, through December 31, 2016. Contract terms are revised annually.

(e)	On October 1, 2006, the Company signed a long-term agreement with Climax Molybdenum Marketing Corporation, a wholly owned subsidiary of FMC, in which it committed to sell 100% of its annual molybdenum concentrate production, at a price based on Metals Week Dealer Oxide price and under a delivery type known as CIF (cost, insurance and freight). Terms of the contract are reviewed annually.

(f)	As a result of transactions with related parties, the Company had accounts receivable and also has the following payables as of December 31, 2014 and 2013:

	2014	2013
	US$(000)	US$(000)
Accounts receivable from related parties
Sumitomo Metal Mining Company, Ltd.	107,464	118,104
Freeport - McMoRan Corporation (FMC)	78,638	178,819
Climax Molybdenum Marketing Corporation	1,838	11,563

	187,940	308,486
Accounts payable to related parties
Freeport - McMoRan Corporation (FMC)	14,694	6,737
Minera Freeport McMoran South America Ltda.	1,765	4,069
Freeport - McMoRan Sales Company	1,052	1,373
Minera Freeport – McMoRan South America S.A.C.	32	-
Sociedad Contractual Minera El Abra	10	-
Freeport McMoRan South America Inc. Chilean Agency	-	94

Accounts payable to related parties	17,553	12,273
Less: Long-Term Accounts payable to related parties	(5,643)	(3,980)

Short - Term Accounts payable to related parties	11,910	8,293

Notes to the financial statements (continued)

Terms and transaction with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees received or provided for any accounts receivable or payable to related parties. As of December 31, 2014 and 2013, the Company had not recorded any impairment of accounts receivable from related parties.

22.	Earnings per share

Basic and diluted earnings per share are computed by dividing net earnings for the period by the weighted average number of shares outstanding during the year as follows:

	2014		2013		2012
Net profit for the year	US$	377,606,000	US$	613,262,000	US$	796,584,000
Weighted average number of shares outstanding		350,056,012		350,056,012		350,056,012
Basic and diluted earnings per share	US$	1.08	US$	1.75	US$	2.28

Notes to the financial statements (continued)

23.	Embedded derivative

As is indicated in note 2.2 (b), the exposure to the risk of changes in the market prices of copper and molybdenum is considered as an embedded derivative and it is related to the commercial contracts. As of December 31, 2014 and 2013, provisional prices of the estimated future prices (in copper and molybdenum pounds) and their final maturity periods were as follow:

			As of December 31, 2014
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)
Copper:
Concentrate	137,906	January – April 2015	Between 2.934 and 3.193	Between 2.855 and 2.880	(26,522)
Cathode	3,749	January 2015	2.898	2.88	(70)
Molybdenum	870	February 2015	8.498	8.28	(190)

					(26,782)

			As of December 31, 2013
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)
Copper:
Concentrate	184,265	January – June 2014	Between 3.124 and 3.299	Between 3.328 and 3.344	15,961
Cathode	5,515	January 2014	Between 3.274 and 3.323	3.344	225
Molybdenum	8,846	January – February 2014	8.980	8.924	(163)

					16,023

The final pricing estimated by the Company as of December 31, 2014 and 2013 were based on LME information.

Notes to the financial statements (continued)

24.	Financial risk management

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

Commodity price risk -

The international price of copper has a significant impact on the Company’s operating results. The price of copper has fluctuated historically and is affected by numerous factors beyond the Company’s control. The Company manages this risk through the use of sales commitments with customers. The Company does not hedge its exposure to price fluctuation.

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

Notes to the financial statements (continued)

The table below summarizes the effect on profit before income tax caused by changes in the copper price. This analysis is based on the assumption that the copper price has increased or decreased by 10% while all other variables are held constant. The 2014 positive scenario uses prices between US$/pound 3.14 to 3.17 (US$/pound 3.66 to 3.68 in the year 2013 and US$/pound 3.95 to US$/pound 3.96 in the year 2012); whereas the negative scenario uses prices between US$/pound 2.57 to 2.59 (US$/pound 2.99 to 3.01 in the year 2013 and US$/pound 3.23 to US$3.24 in the year 2012).

Effect on profit before income tax
US$(000)
December 31, 2014
Increase in copper international quote	40,622
Decrease in copper international quote	(40,622)

December 31, 2013
Increase in copper international quote	63,225
Decrease in copper international quote	(63,225)

December 31, 2012
Increase in copper international quote	61,634
Decrease in copper international quote	(61,634)

Exchange rate risk –

As described in note 2.2(a), the Company’s financial statements are presented in US dollars, which is the functional and presentation currency of the Company. The Company exchange-rate risk arises mainly from deposits, taxes, salaries and other accounts payable in currencies other than the US dollar, mainly Nuevos Soles. The Company mitigates its exposure to exchange-rate risk by carrying out almost all of its transactions in its functional currency and Management maintains only small amounts in Nuevos Soles to cover its needs in this currency (i.e., taxes and salaries).

During 2014, the Company has recorded a gain net from exchange difference of US$2,284,000 (net loss of US$1,858,000 during the year 2013 and net gain of US$3,149,000 during the year 2012), from the translation of balances in Nuevos Soles to the US dollars.

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

Notes to the financial statements (continued)

The following tables show the liabilities, net of taxes and accruals with the expected aging of maturity of the Company’s obligations as of December 31, 2014, 2013 and 2012:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2014
Trade accounts payable	-	398,070	-	-	398,070
Accounts payable to related parties	-	11,910	-	-	11,910
Financial obligations	-	-	50,163	402,686	452,849
Other accounts payable	-	9,706	1,432	-	11,138

Total	-	419,686	51,595	402,686	873,967

As of December 31, 2013
Trade accounts payable	-	267,971	-	-	267,971
Accounts payable to related parties	-	8,293	-	3,980	12,273
Financial obligations	-	-	4,577	1,326	5,903
Other accounts payable	-	22,369	1,335	730	24,434

Total	-	298,633	5,912	6,036	310,581

Notes to the financial statements (continued)

(c)	Credit Risk -

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

The Company manages its capital structure and makes adjustments to it, in light of changes in economic market conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issue of new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2014, 2013 and 2012.

25.	Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2014 and 2013 the only financial asset carried at fair value is the embedded derivative, which is generated by the sale of copper and measured at fair value based on copper prices. The value of this embedded derivative at December 31, 2014 was a liability of US$26,782,000 (an asset of US$16,023,000 as of December 31, 2013). This asset is categorized within Level 2 of the hierarchy.

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

Based on the foregoing, there are no significant differences between book value and fair value of financial instruments (assets and liabilities) as of December 31, 2014 and 2013.

26.	Mineral reserves (unaudited)

As of December 31, 2014 and 2013, the Company’s proven and probable mineral reserves were:

	MT (000)		Grade
	2014	2013	2014	2013
Mineral for leaching	168,380	167,666	0.37	0.33
Mineral for milling	3,784,854	3,879,706	0.38	0.37

Copper production in thousands of recoverable pounds for the years ended December 31, 2014 and 2013 was as follows:

	2014	2013
Cathodes	124,804	104,314
Concentrates	375,438	452,925

Average LME price per metric ton of copper for the years ended December 31, 2014 and 2013, was as follows:

	2014	2013
	US$/MT	US$/MT

Copper	6,860	7,322

27.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 28 and are principally related to the items discussed in the following paragraphs:

Income tax

Under IFRS, current and deferred tax assets and liabilities are measured at the tax rate applicable to undistributed profits and thus the income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

Under U.S. GAAP, with respect to the income tax consequences of undistributed earnings, the Company recognizes deferred tax liabilities at the applicable tax rate based on its tax planning strategies, and not necessarily when they are distributed. Accordingly, the Company had recorded deferred income tax liabilities related to certain undistributed earnings as of December 31, 2011, according to ASC 740 “Accounting for Income Taxes”.

Notes to the financial statements (continued)

In 2012, due to revised expected timing of dividend distributions (that were deferred beyond year 2014 and accordingly no subject to Income Tax) the Company decided to reverse the deferred income tax liability under US GAAP.

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

28.	Reconciliation between net income and shareholders' equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2014, 2013 and 2012 and to shareholders' equity as of December 31, 2014, 2013 and 2012 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Net profit under IFRS	377,606	613,262	796,584

Items increasing (decreasing) reported net profit:
Reversal of deferred income tax - Reinvestment Benefit	-	-	240,000
Stripping activity asset	(15,725)	(31,671)	(35,020)
Deferred tax	5,032	9,501	10,506
Net income under US GAAP	366,913	591,092	1,012,070

	2014	2013	2012
	US$(000)	US$(000)	US$(000)
Shareholders’ equity under IFRS	4,465,090	4,087,484	3,474,222
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of deferred tax	(82,416)	(66,691)	(35,020)
Deferred tax	25,039	20,007	10,506
Shareholders’ equity under U.S. GAAP	4,407,713	4,040,800	3,449,708

Notes to the financial statements (continued)

29.	New U.S. GAAP Accounting Pronouncements

We do not expect the provisions of recently issued accounting standards to have a significant impact on our future financial statements and disclosures.

