Form 20-F
period 2015-12-31
BUENAVENTURA MINING CO INC
filed 2016-05-02
CIK 1013131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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
Facsimile: (511) 419-2502
Address: LAS BEGONIAS 415 FLOOR 19,
SAN ISIDRO, LIMA 27, PERU

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, nominal (par) value of ten Peruvian Soles per share (“Common Shares”)	New York Stock Exchange Inc.* Lima Stock Exchange

American Depositary Shares (“ADSs”) representing one Common Share each	New York Stock Exchange Inc.٭

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

Yes ☐   No ☒

i

INTRODUCTION

Presentation of Financial Information

As used in this Annual Report on Form 20-F, or “Annual Report,” unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” “BVN” and “Buenaventura” mean Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States Dollars, and references to “S/.,” “Sol” or “Soles” are to Peruvian Soles, the legal currency of the Republic of Peru, or “Peru.”

Unless otherwise specified, references to a value denominated in “t” or “tons” refers to tons; references to a value denominated “DST” refers to dry short tons; the terms “g” or “gr” refer to metric grams; the terms “oz.” or “ounces” refer to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.1035 grams.

Until December 31, 2010, we presented our consolidated financial statements, which we refer to as our Financial Statements, in conformity with accounting principles generally accepted in Peru, or “Peruvian GAAP.” Effective January 1, 2011, we began presenting our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”).

Pursuant to the rules of the United States Securities and Exchange Commission, or the SEC, this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or “Yanacocha,” and Sociedad Minera Cerro Verde S.A.A., or “Cerro Verde.” Yanacocha and Cerro Verde maintain their financial books and records in U.S. Dollars and present their financial statements in accordance with IFRS as issued by the IASB.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—General” and Note 2.4(f) to the Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65% for the years ended December 31, 2013, 2014 and 2015. As of December 31, 2013, 2014 and 2015, our equity interest in Cerro Verde was 19.58%.

Forward-Looking Statements

This Annual Report contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provided for under these sections. Our forward-looking statements are based on management’s assumptions and beliefs in light of the information currently available to it and may include, without limitation:

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

Selected Financial Information and Operating Data

This information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2011 and 2012, and for the years ended December 31, 2011 and 2012 has been derived from a consolidated statement of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. The report of Paredes, Zaldívar, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global) on our 2013, 2014 and 2015 Financial Statements appears elsewhere in this Annual Report. Our 2013, 2014 and 2015 Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below are derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2015	2014	2013 (6)	2012 (6)	2011 (6)
	(In thousands of US$)(1)
Statements of profit or loss data:
Continuing operations:
Operating income:
Net sales of goods	864,962	1,067,271	1,135,836	1,376,179	1,314,070
Net sales of services	54,488	71,642	79,585	46,664	42,023
Royalty income	32,414	36,867	44,185	67,178	62,742
Total operating income	951,864	1,175,780	1,259,606	1,490,021	1,418,835

Operating costs:
Cost of sales of goods, excluding depreciation and amortization	(537,713)	(533,052)	(513,165)	(540,504)	(365,831)
Cost of services, excluding depreciation and amortization	(52,692)	(81,487)	(114,120)	(30,739)	(15,592)
Exploration in operating units	(91,520)	(97,852)	(101,913)	(103,215)	(77,994)
Depreciation and amortization	(242,465)	(208,698)	(159,140)	(111,025)	(71,392)
Mining royalties	(27,407)	(28,440)	(30,402)	(37,496)	(58,546)
Total operating costs	(951,797)	(949,529)	(918,740)	(822,979)	(589,355)
Gross profit	67	226,251	340,866	667,042	829,480

Operating expenses:
Administrative expenses	(86,532)	(101,102)	(75,118)	(94,118)	(68,874)
Exploration in non-operating areas	(30,610)	(50,007)	(32,805)	(95,491)	(49,568)
Selling expenses	(19,481)	(16,605)	(14,842)	(15,491)	(8,214)
Excess of workers’ profit sharing	-	-	(704)	(2,164)	(6,221)
Impairment loss of long-lived assets	(11,255)	-	-	-	-
Other, net	209	3,059	(2,154)	19,172	4,523
Total operating expenses	(147,669)	(164,655)	(125,623)	(188,092)	(128,354)
Operating profit (loss)	(147,602)	61,596	215,243	478,950	701,126

Other income (expenses), net:
Share in the results of associates under equity method	(173,375)	(74,600)	(114,145)	478,987	496,769
Finance costs	(27,622)	(11,318)	(9,896)	(8,290)	(11,823)
Net gain (loss) from currency exchange difference	(13,683)	(8,452)	(7,192)	1,855	(614)
Gain on business combination	-	59,852	-	-	-

	As of and for the year ended December 31,
	2015	2014	2013 (6)	2012 (6)	2011 (6)
	(In thousands of US$)(1)
Finance income	11,026	8,408	6,621	9,486	11,827
Total other income (expenses), net	(203,654)	(26,110)	(124,612)	482,038	496,159

Profit (loss) before income tax	(351,256)	35,486	90,631	960,988	1,197,285
Current income tax	(14,225)	(19,006)	(57,328)	(130,507)	(168,191)
Deferred income tax	(541)	(47,006)	(29,154)	(12,451)	(42,369)
Profit (loss) from continuing operations	(366,022)	(30,526)	4,149	818,030	986,725
Discontinued operations:
Profit (loss) from discontinued operations(7)	(9,523)	(31,114)	(83,885)	(57,510)	2,159
Net profit (loss)	(375,545)	(61,640)	(79,736)	760,520	988,884
Attributable to equity owners of the parent	(317,210)	(76,065)	(107,257)	701,100	887,333
Attributable to non-controlling interest	(58,335)	14,425	27,521	59,420	101,551
Net profit (loss)	(375,545)	(61,640)	(79,736)	760,520	988,884
Basic and diluted profit (loss) per share attributable to equity holders of the parent(2)(3)	(1.25)	(0.30)	(0.42)	2.76	3.49
Basic and diluted profit (loss) per ADS attributable to equity holders of the parent (2)(3)	(1.25)	(0.30)	(0.42)	2.76	3.49
Basic and diluted profit (loss) per share attributable to equity holders of the parent, from continuing operations	(1.21)	(0.18)	(0.09)	2.98	3.48
Dividends per share	-	0.03	0.31	0.60	0.56
Average number of common and investment shares outstanding	254,186,867	254,186,867	254,186,867	254,232,571	254,442,328
Statement of financial position data:

Total assets	4,547,181	4,672,274	4,552,267	4,622,447	3,969,613
Financial obligations	353,710	383,305	234,397	179,304	106,114
Capital stock	750,497	750,497	750,497	750,540	750,540
Total shareholders’ equity	3,389,236	3,762,125	3,824,421	4,011,879	3,470,242

Operating data (unaudited):

Production(4)
Gold (oz.)	371,344	438,426	462,856	447,472	524,101
Silver (oz.)	23,228,392	20,119,162	19,193,075	18,884,824	16,724,717
Proven and probable reserves(5)
Gold (oz.)	1,718,455	1,119,000	1,036,000	1,385,000	1,485,000
Silver (oz.)	158,608,375	139,699,000	136,464,000	154,606,000	155,437,000

(1)	Except per share, per ADS, outstanding shares and operating data.
(2)	Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2014 and 2015, we had 274,889,924 Common Shares outstanding, including 21,174,734 treasury shares as of December 31, 2014 and 2015. As of December 31, 2011, 2012, 2013, 2014 and 2015, we had 744,640 of Investment Shares outstanding, including 61,976 treasury shares as of December 31, 2011, 231,733 treasury shares as of December 31, 2012, 272,963 treasury shares as of December 31, 2013, 2014 and 2015.
(3)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.
(4)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 54.07% controlling equity interest, and Minera La Zanja S.R.L., or “La Zanja,” in which we owned a 53.06% controlling equity interest, in each case as of December 31, 2015. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2012 to 2015, El Brocal produced 3.1 million, 2.0 million, 2.5 million and 3.7 million ounces of silver, of which our equity share was 1.7 million, 1.1 million, 1.4 million and 2.0 million ounces of silver, and La Zanja produced 112,387, 137,395, 143,573 and 141,071 ounces of gold, of which our equity share was 59,633, 72,902, 76,180 and 74,852 ounces of gold, and 387,877, 391,832, 422,395 and 331,080 ounces of silver, of which our equity share was 205,808, 207,906, 224,123 and 175,671 ounces of silver.
(5)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal, in which we owned a 54.07% controlling equity interest, and La Zanja, in which we owned a 53.06% controlling equity interest, in each case as of December 31, 2015. The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2012 and 2013 were reviewed by an independent consultant Algon Investment S.R.L. and Geomineria S.A.C. as of December 31, 2014 and 2015. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2012, 2013 and 2014 were reviewed by an independent consultant, which is also in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2015.

(6)	IFRIC 20 “Stripping Costs in Production Phase of a Surface Mine” became effective January 1, 2013. Our results for the year 2012 and 2011 include adjustments in connection with the application of IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine.”
(7)	In 2014, we publicly announced our decision to dispose of our four non-operational mining units (Poracota, Recuperada, Antapite and Shila-Paula); as a consequence, they are presented as mining units held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” See Note 1(e) to the Financial Statements. For comparative purposes, we modified figures for 2010, 2011, 2012 and 2013 which were previously reported in our Form 20-F for the year ended December 31, 2013.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, or the “Yanacocha Financial Statements.” The report of Paredes, Zaldívar, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global) on the Yanacocha 2015 Financial Statements appears elsewhere in this Annual Report. The 2014 and 2013 Annual Reports were audited by Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers Limited. The selected financial information as of and for the year ended December 31, 2012 has been derived from Yanacocha’s financial statements that are not included in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 25 to the Yanacocha Financial Statements. The operating data presented below, which are based on 100% of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects –Yanacocha,” the Yanacocha Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2015	2014	2013	2012
	(In thousands of US$) (1)
Statement of comprehensive income:
Operating income:
Revenue from sales (2)	1,031,174	1,165,299	1,406,825	2,146,641
Other operating income	10,625	30,300	37,207	22,861
Total gross income	1,041,799	1,195,599	1,444,032	2,169,502

Costs applicable to sales	(751,736)	(920,300)	(991,264)	(832,116)
Other operating costs	(2,524)	(22,422)	(28,672)	(22,069)
Total operating costs	(754,260)	(942,722)	(1,019,936)	(854,185)
Gross profit	287,539	252,877	424,096	1,315,317

Operating expenses:

Operating expenses, net	(82,846)	(77,781)	(77,534)	(192,869)
Administrative expenses	(26,325)	(38,262)	(67,064)	(70,916)
Selling Expenses	(3,534)	(4,458)	(3,740)	(4,498)
Impairment loss	―	(541,141)	(1,038,548)	―
Operating profit	174,834	(408,765)	(762,790)	1,047,034

Other income (expense), net:
Finance income	673	298	720	1,019
Finance costs	(22,734)	(23,504)	(18,745)	(13,135)
Net gain (loss) from currency exchange difference	(251)	1,142	2,065	(1,216)
	(22,312)	(22,064)	(15,960)	(13,332)

Income (loss) before income tax	152,522	(430,829)	(778,750)	1,033,702
Income tax benefit (expense)	(602,717)	30,491	203,471	(385,827)
Loss for the year	(450,195)	(400,338)	(575,279)	647,875

Comprehensive income (loss):
Loss for the year	(450,195)	(400,338)	(575,279)	647,875
Other comprehensive income (loss) to be reclassified as profit or loss in subsequent periods
Changes in the fair value of available-for-sale financial asset, net of tax effect	(757)	(65)	(226)	1,129

U.S. GAAP
Gold sales	1,070,021	1,210,457	1,457,646 [1]	2,201,815
Net income (loss)	(252,159)	(31,914)	140,997	626,540

Statement of financial position:
IFRS
Total assets	2,965,430	3,483,169	3,754,692	4,512,803
Total financial obligations	―	―	―	―
Issued capital	398,216	398,216	398,216	398,216
Total partners’ equity	2,228,825	2,679,777	3,080,050	3,655,555

U.S. GAAP
Total assets	4,209,818	4,569,497	4,511,964	4,541,535
Total equity	3,418,989	3,671,148	3,711,461	3,570,690

Operating data (unaudited)
Gold produced (oz.)	917,691	969,944	1,017,259	1,345,992
Gold proven and probable reserves (thousands of oz.)	17,639	17,436	18,345	18,500

(1)	Except operating data
(2)	Royalties netted to sales

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, or the “Cerro Verde Financial Statements.” The selected financial information as of and for the years ended December 31, 2011 and 2012 has been derived from Cerro Verde’s Financial Statements that are not included in this Annual Report. The report of Paredes, Zaldívar, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 28 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2015	2014	2013(2)	2012(2)	2011(2)
	(In thousands of US$)(1)
Statement of comprehensive income:

Sales of goods	1,115,617	1,467,097	1,811,488	2,127,023	2,520,050
Costs of sales of goods	(862,004)	(797,481)	(795,064)	(765,789)	(824,700)
Gross profit	253,613	669,616	1,016,424	1,361,234	1,695,350
Operating expenses
Selling expenses	(56,215)	(54,210)	(68,448)	(78,674)	(83,612)
Excess of workers’ profit sharing		-	-	-	(21,923)
Expense related to water plant		-	-	(19,606)	(13,670)
Other operating (expenses), income net	(26,600)	(3,629)	147	(9,898)	(16,865)
	(82,815)	(57,839)	(68,301)	(108,178)	(136,070)
Operating profit	170,798	611,777	948,123	1,253,056	1,559,280
Other income (expenses)
Finance income	512	2,443	2,178	1,886	1,078
Finance costs	(16,010)	(369)	(1,843)	(6,951)	(165)
Net gain (loss) from exchange differences	(75,770)	2,284	(1,858)	3,149	1,924
	(91,268)	4,358	(1,523)	(1,916)	2,837

Profit before income tax	79,530	616,135	946,600	1,251,140	1,562,117

Income tax expense	(46,246)	(238,529)	(333,338)	(454,556)	(483,718)
Profit for the year	33,284	377,606	613,262	796,584	1,078,399

Basic and diluted earnings per share	0.095	1.078	1.752	2.276	3.081
Dividends per share		–	–	–	–

Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012	350,056,012	350,056,012

Statement of financial position data:

Total assets	7,852,692	5,771,984	4,828,201	4,042,771	3,196,597
Total financial obligations	2,425,164	452,849	5,903	–	–
Issued capital	990,659	990,659	990,659	990,659	990,659
Total equity, net	4,498,374	4,465,090	4,087,484	3,449,708	2,677,638

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	544,482	500,242	557,239	594,474	647,234
Proven and probable reserves:
Copper Ore (in thousands of tons)	3,855,939	3,953,234	4,047,372	4,194,537	3,977,211

(1)	Except per share and operating data.
(2)	IFRIC 20 became effective January 1, 2013. Our results for the year 2012 include adjustments in connection with the application of IFRIC 20 “Stripping Cost in the Production Phase.” See Note 2.2 to the Cerro Verde Financial Statements.

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Soles in U.S. Dollars for the periods indicated, as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or the “SBS”). The Federal Reserve Bank of New York does not report a noon buying rate for Soles.

Exchange Rates (Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)
2013	2.820	2.541	2.702	2.796
2014	2.990	2.761	2.840	2.989
2015	3.413	2.983	3.187	3.408

2015	High(5)	Low(5)	Average(6)	Period end(7)
October	3.288	3.218	3.250	3.287
November	3.385	3.287	3.339	3.376
December	3.413	3.369	3.385	3.413

2016
January	3.471	3.417	3.439	3.471
February	3.538	3.478	3.508	3.527
March	3.522	3.328	3.410	3.328

(1)	Expressed in nominal (not inflation adjusted) Soles.
(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.
(3)	Average of month-end exchange rates based on the offered rate.
(4)	End-of-period exchange rates based on the offered rate.
(5)	Highest and lowest of the exchange rates based on the offered rate on the last day of each month.
(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.
(7)	The exchange rate based on the offered rate on the last day of each relevant month.

Source: Bloomberg

On April 28, 2016, the offered rate for Dollars as published by the SBS was S/.3.29 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Factors Relating to the Company

Our financial performance is highly dependent on the performance of our partners under our mining exploration and operating agreements.

Our participation in joint venture mining exploration projects and mining operations with other experienced mining companies is an integral part of our business strategy. Our partners, co-venturers and other shareholders in these projects generally contribute capital to cover the expenses of the joint venture or provide critical technological, management and organizational expertise. The results of these projects can be highly dependent upon the efforts of our joint venture partners and we rely on them to fulfill their obligations under our agreements. For example, our Yanacocha joint venture with Newmont Mining Corporation, a Delaware corporation, or Newmont Mining, depends on Newmont Peru Limited, Peruvian Branch, or “Newmont Peru,” to provide management and other expertise to the Yanacocha project. If our counterparts do not carry out their obligations to us or to third parties, or any disputes arise with respect to the parties’ respective rights and obligations, the value of our investment in the applicable project could be adversely affected and we could incur significant expense in enforcing our rights or pursuing remedies. We cannot assure you that our current or future partners will fulfill their obligations under our agreements. In addition, we may be unable to exert control over strategic decisions made in respect of such properties. For example, we currently depend on Newmont Peru to conduct operations at Yanacocha and the Conga project, and should Yanacocha be unable to continue with the current development plan at the Conga project, our mining partners in this project may reprioritize and reallocate capital to development alternatives. See “Item 4. Information on the Company – Yanacocha” and “Item 4. Information on the Company – Buenaventura – B. Business Overview – Exploration.”

Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.

The results of our operations are significantly affected by the market price of specific metals, which are cyclical and subject to substantial price fluctuations. Our revenues and the revenues of Yanacocha, in which we have a material equity investment, are derived primarily from the sale of gold and silver, and the revenues of Cerro Verde, in which we have a material equity investment, are derived primarily from copper sales. The prices that we, Yanacocha and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including (i) the overall demand for and worldwide supply of gold, silver, copper and other metals; (ii) levels of supply and demand for a broad range of industrial products; (iii) the availability and price of competing commodities; (iv) international economic and political trends; (v) currency exchange fluctuations (specifically, the U.S. Dollar relative to other currencies); (vi) expectations with respect to the rate of inflation; (vii) interest rates; (viii) actions of commodity markets participants; and (ix) global or regional political or economic crises.

We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly-owned subsidiaries no longer hedge the price at which our gold and silver will be sold. In addition, neither Yanacocha nor Cerro Verde engages in hedging activities. As a result, the prices at which we, Yanacocha and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 33 to the Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2015, see “Item 4. Information on the Company – Buenaventura – B. Business Overview –Sales of Metal Concentrates.”

On December 31, 2015 and March 31, 2016, the morning fixing price for gold on the London Bullion Market was US$1,060.25 per ounce and US$1,233.6 per ounce, respectively.  On December 31, 2015 and March 31, 2016, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$13.82 per ounce and US$15.38 per ounce, respectively.  On December 31, 2015 and March 31, 2016, the London Metal Exchange Settlement price for copper was US$4,702 per ton and US$4,855.5, per ton, respectively.

The world market prices of gold, silver and copper have historically fluctuated widely. We cannot predict whether metal prices will rise or fall in the future. A continued decline in the market price of one or more of these metals could adversely impact our revenues, net income and cash flows and adversely affect our ability to meet our financial obligations. If prices of gold, silver and/or copper should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced. This could further reduce revenues by reducing or eliminating the profit that we currently expect from reserves. Such declines in price and/or reductions in operations could cause significant volatility in our financial performance and adversely affect the trading prices of our Common Shares and ADSs.

Economic, mining and other regulatory policies of the Peruvian government, as well as political, regulatory and economic developments in Peru, may have an adverse impact on our, Yanacocha’s and Cerro Verde’s businesses.

Our, Yanacocha’s and Cerro Verde’s activities in Peru require us to obtain mining concessions or provisional permits for exploration and processing concessions for the treatment of mining ores from the Peruvian Ministry of Energy and Mines (the “MEM”). Under Peru’s current legal and regulatory regime, these mining and processing rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. Although we are, and Yanacocha and Cerro Verde have informed us that they are, current in the payment of all amounts due in respect of mining and processing concessions, failure to pay such concession fees, processing fees or related fines for two consecutive years could result in the loss of one or more mining rights and processing concessions, as the case may be.

Mining companies are also required to pay the Peruvian government mining royalties and/or mining taxes. See “Item 4. Information on the Company – Buenaventura – B. Business Overview – Regulatory Framework – Mining Royalties and Taxes.” We cannot assure you that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s results of operations or financial condition. Future regulatory changes, changes in the interpretation of existing regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that future regulatory changes will not adversely affect our business, financial condition or results of operations.

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

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our, Yanacocha’s and Cerro Verde’s operations and require us, Yanacocha and Cerro Verde to make significant capital expenditures in the future. Although we believe that we are substantially in compliance, and Yanacocha and Cerro Verde have advised us that they are substantially in compliance, with all applicable environmental regulations, we cannot assure you that future legislative or regulatory developments will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s business or results of operations. See “Item 4. Information on the Company – Buenaventura – B. Business Overview – Regulatory Framework – Environmental Matters” and “—Permits” and “Item 4. Information on the Company – Yanacocha – B. Business Overview – Regulation, Permit and Environmental Matters.”

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

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and frequently is unsuccessful. We cannot assure you that our, Yanacocha’s or Cerro Verde’s metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that our or Yanacocha’s exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

We base our estimates of proven and probable ore reserves and estimates of future cash operating costs largely on the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies. Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. See “Item 4. Information on the Company – Buenaventura – D. Property, Plants and Equipment – Our Properties – Reserves,” “– Yanacocha – D. Property, Plants and Equipment – Yanacocha’s Properties – Reserves” and “Item 5. Operating and Financial Review and Prospects – Cerro Verde – A. Operating Results” for the price per ounce used by us, Yanacocha and Cerro Verde, respectively, to calculate our respective proven and probable reserves.

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

As we and Yanacocha produce gold, silver, zinc and other metals, we and Yanacocha deplete our respective ore reserves for such metals. To maintain production levels, we and Yanacocha must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our and Yanacocha’s exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we and Yanacocha may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. There can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company – Buenaventura – B. Business Overview—Exploration,” “– Yanacocha – B. Business Overview – Exploration,” “– D. Property, Plants and Equipment – Reserves,” “– Yanacocha’s Properties – Reserves” and “Item 5. Operating and Financial Review and Prospects – Cerro Verde – A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2015.

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

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations. We, Compañía Minera Coimolache S.A., or “Coimolache,” Yanacocha and Cerro Verde have all experienced strikes or other labor-related work stoppages in the past. In June 2015, El Brocal experienced a two-day work stoppage at its concentrator plant in Huaraucaca in connection with the negotiation of salary and the collective bargaining agreement. Subsequently, in May and June 2015, we experienced a strike at the Uchucchacua mine that lasted for twenty-nine days and was staged by workers’ and contractors’ unions claiming unsuitable working conditions.

As of December 31, 2015, unions represented approximately 39% of the employees of our mining companies on a consolidated basis. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

Our, Yanacocha and Cerro Verde’s operations are subject to political and social risks.

Our, Yanacocha and Cerro Verde´s exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests. In recent years, certain areas in the south and northern highlands of Peru with significant mining developments have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in commercial disruptions and a climate of uncertainty with respect to future mining projects. As a result of local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian Central Government’s Environmental Impact Assessment (“EIA”) independent review were reported on April 20, 2012. The review indicated the project’s EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced the decision to advance the project on a “water-first” basis on June 22, 2012. In the first half of 2014, a Conga Restart Study was completed to identify and test alternatives to advancing development of the project. Following this assessment, a new plan was developed to reduce spending to focus only on the most critical work (protecting people and assets, engaging with communities, and maintaining existing project infrastructure), while maintaining optionality. Newmont will not proceed with the full development of the Conga project without social acceptance, solid project economics and, potentially, another partner to help defray costs and risk. It is difficult to predict when or whether such events may occur. Under the current social and political environment, we do not anticipate being able to develop the Conga project in the foreseeable future. The continued delay and evaluation of other alternatives may result in a potential accounting impairment or further reclassification of mineralized material.

There can be no assurance that these types incidents will not continue or that similar incidents will not occur in areas in which we and Yanacocha operate, or that the continuation or intensification of community protests will not adversely affect our or Yanacocha’s exploration and production activities or our or Yanacocha’s results of operations or financial condition.

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

A significant portion of our operations and mine development projects are currently conducted by contractors. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

•	failure of a contractor to perform under its agreement;

•	interruption of operations or increased costs if a contractor ceases its business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operations and financial position.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

As of December 31, 2015, we owned a 43.65% partnership interest in Yanacocha and a 19.584% equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

Under the Investment Company Act, an investment company is defined in relevant part to include (i) any company that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities and (ii) any company that owns or proposes to acquire investment securities having a value exceeding 40% of such company’s total assets (exclusive of certain items) on an unconsolidated basis. Issuers that are investment companies within the meaning of the Investment Company Act, and which do not qualify for an exemption from the provisions of such act, are required to register with the Securities and Exchange Commission (the “SEC”) and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. If we were deemed to be an investment company and did not qualify for an exemption from the provisions of the Investment Company Act, we would be required to register with the SEC and would be subject to such regulations, which would be unduly burdensome and costly for us and possibly adversely impact us.

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

The Conga project is located within close proximity of existing operations at Yanacocha. Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian central government-initiated Environmental Impact Study (“EIS”), independent review, announced on April 20, 2012, confirmed that Yanacocha’s initial EIS met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced its decision to move the project forward on a “water first” basis on June 22, 2012, which consists of building the originally planned community water reservoirs before resuming any mine development. As a result, during 2013 the project was focused on building water reservoirs, completing the remaining engineering activities, and accepting delivery of the main equipment purchases. In 2013, the Chailhuagon reservoir was completed. There were no major improvements carried out in 2014 or 2015. There can be no assurance that Yanacocha will be able to continue to develop the Conga project. Should Yanacocha be unable to continue with the current development plan at Conga, we or our mining partners in this project may reprioritize and reallocate capital to development alternatives, which may result in a potential accounting impairment. See “Item 4. Information on the Company – Yanacocha – B. Business Overview – Exploration.”

Deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

Credit rating agencies could downgrade our ratings either due to factors specific to Buenaventura, a prolonged cyclical downturn in the precious metals mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. For instance, on March 22, 2016, Moody’s downgraded our unsecured corporate rating from “Ba1” to “Ba2” due to the deterioration of the commodities markets and a downturn in the precious metals mining sector, as well as concerns about our liquidity. Our unsecured rating from Fitch remains a “BBB.”

A deterioration of our financial position or a further downgrade of any of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers and suppliers. A subsequent downgrade could adversely affect our existing financings, limit access to the capital or credit markets, or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and operating results.

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

In the second quarter of 2011, Presidential and Congressional elections resulted in a change in government in Peru. During the third quarter of 2011, the new government enacted four new tax laws. During 2012, the new administration, under President Ollanta Humala, largely supported mining as a driver for the continued growth and future development of Peru. However, Peru will be holding its elections for President during 2016 and we cannot predict future government positions on mining concessions, land tenure, environmental regulation or taxation or assure you that future governments will maintain a generally favorable business climate and economic policies. Furthermore, the regional governor in Cajamarca, who was re-elected in October 2014, actively opposed the Conga project in 2012 and continues to reject the viability of its development. We cannot predict the future positions of either the central government or regional governments on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of us, Yanacocha or Conga, which could have a material adverse effect on our business, results of operations and financial position. Regulatory changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, and we may experience future protests, community demands and road blockages. Additionally, any inability to continue to develop the Conga project or operate at Yanacocha could have a material adverse impact on our business, results of operations and financial position if Yanacocha is not able to replace its expected production.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by Instituto Nacional de Estadística e Informática has fallen from a high of 7,649.7% in 1990 to 4.40% in 2015. The Peruvian currency has been devalued numerous times during the last 20 years. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2015 were US$61.54 billion as compared to US$62.35 billion at December 31, 2014. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See “Item 3. Key Information – A. Selected Financial Data – Exchange Rates.”

Peru’s current account deficit is being funded partially by foreign direct investment. There can be no assurance that foreign direct investment will continue at current levels, particularly if adverse political or economic developments in Peru arise, a development that may also contribute to devaluation pressure.

Deterioration in economic and market conditions in Latin America, Peru and other emerging market countries could affect the prices of our Common Shares and American Depositary Receipts (“ADRs”).

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

Peruvian law currently imposes no restrictions on the ability of companies operating in Peru to transfer foreign currency from Peru to other countries, to convert Peruvian currency into foreign currency or foreign currency into Peruvian currency or to remit dividends abroad, or on the ability of foreign investors to liquidate their investment and repatriate their capital. Before 1991, Peru had restrictive exchange controls and exchange rates. During the latter part of the 1980s, exchange restrictions prevented payment of dividends to our shareholders in the United States in U.S. Dollars. Accordingly, should such or similar controls be instituted, dividends paid to holders of Common Shares and, consequently, holders of ADRs, could be affected. There can be no assurance that the Peruvian government will continue to permit such transfers, remittances or conversion without restriction. See “Item 10. Additional Information – D. Exchange Controls.”

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

As of March 31, 2016, the Benavides family, referring to certain members, and their spouses, of the immediate and extended family of Elsa Ganoza Benavides, spouse of the late Alberto Benavides de la Quintana, our founder and former Chairman (collectively, the “Benavides Family”), held 27.22% (including outstanding Common Shares and Investment Shares) of Buenaventura’s outstanding share capital. Because of the significant ownership interest the Benavides Family holds in Common Shares, the Benavides Family has the power to elect a significant number of the outstanding directors and has significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

In addition, under the terms of the Amended and Restated Deposit Agreement dated May 3, 2002, as further amended and restated as of November 12, 2003, among us, The Bank of New York Mellon (formerly The Bank of New York), as depositary, or the “Depositary”, and the owners and beneficial owners of ADSs, or the Amended and Restated Deposit Agreement, relating to our ADSs, if holders of ADSs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by us, which will likely be a member of the Benavides Family, a discretionary proxy to vote such shares, unless we inform the Depositary that we do not wish such proxy to be given.

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

The sale of a substantial number of our shares by members of the Benavides Family, or a market perception of the intention of members of the Benavides Family to sell a substantial number of shares, could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of our share capital by our shareholders, including the Benavides Family. Furthermore, under the Ley General de Sociedades Peruanas, or “Peruvian Companies Law,” any restriction on the free sale of shares in a sociedad anónima abierta (open stock company) such as we are, is null and void.

Holders of ADSs may be unable to exercise preemptive rights and accretion rights available to the Common Shares underlying the ADSs.

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by us unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Shares to be issued in such increase, by holders of Common Shares holding at least 40% of the Common Shares at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, United States holders of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any registration statement as well as the associated benefits of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. Therefore, no assurance can be given that we will file any such registration statement. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders’ preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs, and such holders’ equity interest in us will be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

ITEM 4.	Information on the Company

In this Item 4, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65% partnership interest.

BUENAVENTURA

A.	History and Development

Overview

We are Peru’s largest publicly traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani, Mallay and Breapampa mines and have controlling interests in three other mining companies which operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, a hydroelectric plant, a processing plant and an engineering services consulting company and non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates the largest gold mine in South America, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2015, our consolidated net sales were US$919.4 million and our consolidated net loss was US$375.5 million.

Discontinued operations.  In 2014, the Company publicly announced its decision to sell four of its mining units: Poracota, Recuperada, Antapite and Shila-Paula. As a consequence, these mining units are presented in the Financial Statements as mining units held for sale.  According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. The disposition of these discontinued mining units is expected to be completed by December 31, 2016 through sales to third parties.  See Notes 1(e) and 2.4(x) to the Financial Statements.

The table below summarizes the total production and our equity share of production for the Julcani, Orcopampa, Uchucchacua, Mallay, Breapampa, Colquijirca, La Zanja, Tantahuatay, Yanacocha and Cerro Verde mines, as well as certain small assets for divestment, for the year ended December 31, 2015:

	Total Production						Buenaventura’s Equity Share of Production
UNIT	Buenaventura’s Equity Ownership	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)
Orcopampa	100%	562,795	204,629	-	-	-	562,795	204,629	-	-	-
Uchucchacua	100%	13,919,922	-	8,433	5,692	-	13,919,922	-	8,433	5,692	-
Julcani	100%	3,266,453	607	2,592	-	339	3,266,453	607	2,592	-	339
Mallay	100%	1,285,361	-	7,193	9,173	-	1,285,361	-	7,193	9,173
Breapampa	100%	180,277	13,757	-	-	-	180,277	13,757	-	-	-
El Brocal	54.07%	3,669,500	11,263	18,854	53,319	32,061	1,984,098	6,090	10,194	28,830	17,335
La Zanja	53.06%	331,080	141,071	-	-	-	175,671	74,852	-	-	-
Tantahuatay	40.10%	879,832	144,782	-	-	-	352,769	58,050	-	-	-
Yanacocha	43.65%	447,375	917,690	-	-	-	195,279	400,572	-	-	-
Cerro Verde	19.58%	1,989,059	-	-	-	246,973	389,458	-	-	-	48,357
Small assets for divestment	100%	13,005	17	63	56	-	13,005	17	63	56	-
Total Production	-	26,544,658	1,433,816	37,135	68,240	279,373	22,325,087	758,575	28,476	43,750	66,032

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

In 2014, we acquired 51% of Canteras del Hallazgo S.A.C. (“CDH”), owner of the Chucapaca Project, from Minera Gold Fields Perú S.A. (“MGFPSA”). The Chucapaca Project involved a group of mining rights originally owned by MGFPSA. In 2008, Compañía de Minas Buenaventura S.A.A. entered into a contract of Mineral lease, Option of Transfer, Option to Operate a Project and Option to Acquire a Stake, with MGFPSA regarding these mineral rights.

Pursuant to this contract, Buenaventura would be the project’s operator and would retain the option to acquire 100% of the mineral rights through a payment of US$2 million. Likewise, MGFPSA would also have the option to operate a project that, during explorations conducted by Buenaventura, is identified as a project whose main mineral content is gold (a “Gold Project”), in which case a new legal entity would be created to own the mineral rights to the project. Additionally, for this new legal entity, MGFPSA is awarded the right to purchase 51% of its shares as long as it fulfills its obligation to invest in explorations a sum equivalent to three times that which Buenaventura invested during the period it was the operator.

After Buenaventura discovered the ore deposit and it was identified as a gold project, CDH was created as owner to the project’s mineral rights; at which point MGFPSA, in charge of explorations in 2009, exercised its option to purchase 51% of CDH’s shares.

In August of 2014, Buenaventura purchased the totality of MGFPSA’s shares in CDH for a sale price of US$81 million and additional payments consisting of a Net Smelter Return Royalty of 1.5% in favor of MGFPSA for mining rights constituting the Chucapaca Project. Afterwards Buenaventura merged by absorption with CDH and registered the royalties in favor of MGFPSA in the title sheet of each one of the mining rights involved. Additionally, the Chucapaca Project has been renamed the San Gabriel Project. For more information about the San Gabriel Project, see “Item 4. B. Business Overview—Exploration Projects in Non-Operating Areas.”

Business Strategy

Our strategy is to sustain our position as Peru’s largest, publicly-traded gold and silver mining company by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont Mining, Southern Copper Corporation, Corporación Aceros Arequipa S.A. and Compañia de Minas Caudalosa S.A.C. In addition, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

During 2015, we spent US$30.6 million on “exploration in non-operating areas” and US$91.5 million on “exploration in units in operations.” Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Tambomayo, Alejandra, Marcapunta and Pisacalla projects. Our “exploration in units in operations” investments were mainly focused in the Orcopampa, Uchucchacua and Julcani mining units.

In 2016, we intend to invest approximately US$70 to US$80 million in exploration in units in operations and US$10 to US$20 million mainly in the following explorations in non-operating areas: Tambomayo, Yumpag, Palla Palla and Daniela, among others.

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

Capital Expenditures

Our capital expenditures during the past three years have related principally to the acquisition of new mining properties, construction of new facilities and renewal of plant and equipment. Capital expenditures relating to exploration are not included in the table below and are discussed separately in “B. Business Overview – Exploration.” Set forth below is information concerning capital expenditures incurred by us in respect of each of our principal operating mines (not including capital expenditures for administrative purposes or other non-mining or non-energy subsidiaries) and by category of expenditure:

	Year Ended December 31,
	2013	2014	2015
	(US$ in thousands)
Julcani	8,927	683	7,056
Uchucchacua	16,038	12,668	22,140
Orcopampa	11,023	8,963	3,340
Ishihuinca	31	-	-
Colquijirca and Marcapunta	216,477	105,477	55,073
Conenhua	9,700	670	4,402
Mallay	16,643	963	3,627
Breapampa	16,233	2,394	3,398
La Zanja	84,858	29,113	57,950
Huanza	37,973	16,373	725
Río Seco	32,863	10,064	2,487
Molle Verde	24,166	15,641	4,049
Total	474,931	203,009	164,247

	Year Ended December 31,
	2013	2014	2015
	(US$ in thousands)
Machinery and equipment	15,742	11,741	3,469
Infrastructure	352,115	122,563	44,973
Mining	91,407	61,062	27,431
Milling	6,338	4,014	4,199
Transportation	1,749	368	287
Communications	704	85	77
Environmental	339	1,251	64,528
Other	6,538	1,925	19,283
Total	474,932	203,009	164,247

We mainly financed our capital expenditures in 2014 and 2015 with internally-generated funds. We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities, with aggregate amounts of US$344.4 million outstanding thereunder as of December 31, 2015 (including US$156.3 and US$188.1 million, respectively). See “Item 5. Operating and Financial Review and Prospects – Buenaventura – B. Liquidity and Capital Resources – Long-Term Debt.”

We have budgeted approximately US$250 to US$300 million for capital expenditures for 2016. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.	Business Overview

We principally produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Uchucchacua, Julcani, Mallay, Breapampa, La Zanja, and Colquijirca - Marcapunta mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde, Yanacocha and Tantahuatay are not included in these production figures.

	Year Ended December 31,(1)(2)
	2013	2014	2015
Gold (oz.)	462,856	438,426	371,344
Silver (oz.)	19,193,075	20,119,162	23,228,392
Zinc (t)	46,178	26,706	68,240
Lead (t)	29,757	22,185	37,135
Copper (t)	27,845	43,557	32,400

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.
(2)	Excludes production at four non-operating mines that are classified as discontinued operations.

Exploration

We view exploration as our primary means of generating value for our shareholders maintaining a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2015, we spent US$30.6 million in “exploration in non-operating areas” mainly focused in the Tambomayo, Alejandra, Marcapunta and Pisacalla projects, and US$91.5 million on “exploration in units in operations” mainly focused in the Orcopampa, Uchucchacua and Julcani mining units. During 2016, we expect to invest approximately US$80 to US$100 million in these exploration activities.

Our exploration department develops programs and budgets for individual projects each year and we allocate, subject to board approval, the proper amount to fund each particular exploration program. Because of the nature of mining exploration and to maintain flexibility to take advantage of opportunities, we allocate budgeted amounts by property or project only in the case of high probability of success. We also allocate non-budgeted amounts over the course of the year to new projects that our technical team considers highly prospective.

We have active joint venture exploration agreements with other mining companies, including Newmont Peru S.R.L., Southern Copper Corporation, Corporación Aceros Arequipa S.A. and Compañia de Minas Caudalosa S.A.C. In this way we have access to financing for exploration of our own mining properties as well as third-party properties without the costs and risks of outright acquisition, increased exposure to new exploration technologies and expansion of knowledge and sharing of experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2014 and 2015.

Exploration Projects (1)(2)	Buenaventura’s Effective Participation	Principal Partners	Property Hectares	Observed Mineralization	Total Exploration Expenditures During 2014		Total Exploration Expenditures During 2015
at March 31, 2016					Total (Buenaventura and Partners)	Buenaventura	Total (Buenaventura and Partners)	Buenaventura
					(US$ in millions)		(US$ in millions)
Buenaventura’s Projects:
Tambomayo	100%		3,900	Gold, silver, lead and zinc	11.51	11.51	11.19	11.19
San Gabriel	100%		4,600	Gold, Silver and Copper	0.00	0.00	1.33	1.33
Pisacalla	100%		2,100	Gold	0.51	0.51	0.74	0.74
Trapiche	100%		4,600	Copper and Molybdenum	1.14	1.14	0.64	0.64
Palla Palla	100%		3,282	Gold and Silver	0.42	0.42	0.42	0.42
Livitaca	100%		10,600	Gold and Cooper	0.64	0.64	0.35	0.35
San Gregorio	54.07%		4,382	Zinc	0.00	0.00	0.03	0.02

(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(2)	Only includes explorations conducted by Buenaventura.

The following table lists the mines in which we directed our principal explorations efforts, mineralization of each mine and the exploration expenditures for 2014 and 2015.

Operating Units	Observed Mineralization	Total Exploration Expenditures During 2014		Total Exploration Expenditures During 2015
		Total	Buenaventura	Total	Buenaventura
		(US$in millions)		(US$in millions)
Buenaventura’s Units:
Orcopampa	Silver and Gold	51.82	51.82	41.71	41.71
Uchucchacua	Silver, lead and zinc	26.63	26.63	27.78	27.78
Julcani	Silver	10.98	10.98	12.70	12.70
Mallay	Zinc, lead and silver	7.81	7.81	7.54	7.54
Breapampa	Gold	0.49	0.49	1.82	1.82
La Zanja	Gold	0.12	0.12	0.04	0.04
Marcapunta	Copper & Gold	4.2	2.27	0.00	0.00

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2015.

LA ZANJA
Alejandra
Mine
Exploration projects
In non operating areas
In operating areas
Yumpag
Chancas
MALLAY
COLQUIJIRCA
MARCAPUNTA
UCHUCCHACUA
San Gregorio
LIMA
Livitaca
Trapiche
Patara
JULCANI
ORCOPAMPA
Palla Palla
Pariguanas
Pisaccalla
Surichata
Pucay
Aseruta / Mulañan
Tambomayo
San Gabriel
Colquemayo

Exploration Projects in Non-Operating Areas

Tambomayo. The Tambomayo project is located 50 kilometers southeast of the Orcopampa mine and includes a total of 1,600 hectares of mining properties. This project is a low sulfidation epithermal deposit with significant gold and silver mineralization in veins. As of December 31, 2015, we had estimated resources of 1.08 million tons, with 9.4 grams per ton of gold, 9.3 ounces per ton of silver, 2.0% lead and 3.0% zinc. In addition, we had estimated a non-reserve mineralization (“NRM”) of 0.77 million tons, with 9.6 grams per ton of gold, 4.1 ounces per ton of silver, 1.8% lead and 3.3 percent zinc. The project is currently in its development phase, and the construction of the mine is well advanced with seven levels completed and with encouraging drill intercepts at lower levels. Construction permits were granted in June 2015 for a 1,500 tons-per-day plant. In 2016, we will focus our exploration efforts in the Mayra and Gaby prospects. We plan to invest US$1.39 million to conduct geological mapping and sampling. In addition, we expect to obtain environmental permits and surface rights for a drilling campaign at the Asuncion vein.

San Gabriel. San Gabriel is located in the region of Moquegua and is wholly-owned by Buenaventura. This deposit is an intermediate sulfidation deposit hosted by diatreme breccia body at the sediment-intrusive contact. As of December 31, 2015 we estimated a NRM of 12.25 million tons, with an average grade of 6.5 grams per ton of gold. We began using a mine ramp in June 2015 in order to explore opportunities for additional diamond drilling in the Canahuire ore body and to obtain bulk samples for metallurgical tests. In addition, we completed 3,418 meters of diamond drilling in the Pachacutec prospect without positive results. In 2016, we plan to invest US$2.69 million to conduct diamond drilling and to carry out geological mapping and sampling to define new exploration targets.

Trapiche. The Trapiche project consists of 30,591 hectares of mining concessions, with porphyry copper and skarn mineralization in the Apurimac region, Antabamba province and Juan Espinoza Medrano district. The Apurimac region is part of a mineralized belt known as the Abancay Batholith where several iron, copper and gold deposits have been identified. As of December 31, 2015, we estimated a NRM of 925 million tons for the Trapiche project, with an average grade of 0.39% of copper, 0.01% of molybdenum and 3.2 grams per ton of silver. During 2016 we expect to have a positive scoping study for a leach only alternative. We estimate there are 251 million tons of leachable material with an average grade of 0.54% copper in the project.

Pisaccalla. The Pisaccalla project consists of 11,331 hectares of mining concessions located in the Ayacucho region in southern Peru and is wholly-owned by Buenaventura. In 2015, we explored 822 meters of the Accocuruz project through diamond drilling without positive results. We do not plan to conduct any further work in this project and all exploratory surface work has been remediated. On the other hand, in the geological mapping and sampling for the Ccelloccasa project, we identified 5.33 kilometers of outcropping veins with encouraging results. During 2016, we plan to carry out a geophysical survey and obtain the necessary environmental and social permits in order to conduct a drilling campaign in 2017.

Livitaca. The Livitaca project is located in the Cusco region in southern Peru, 8 kilometers north of the Constancia copper project owned by Hudbay. The project consists of 9,095 hectares of mining concessions owned by Corporación Aceros Arequipa S.A., which has leased those hectares to Cía. de Minas Cerro Hablador S.A.C., our newly formed wholly-owned subsidiary. The project is an iron skarn with surrounding gold and copper mineralization. In 2015, we determined that the project does not have adequate potential. We do not plan to carry out any additional work at this project.

Palla Palla. Palla Palla is located in the Ayacucho region. The property consists in 6,894 hectares of mining concessions owned by Cia. de Minas Caudalosa S.A., which has leased those hectares to Minera Azola S.A.C., our wholly-owned subsidiary. We are working to obtain the environmental permit needed to execute a diamond drilling campaign of 4,000 meters at the Cerro Runtus project during the second half of 2016.

San Gregorio. The drilling program at this project continues to be suspended due to the opposition of the Vicco community. We have resumed discussions with the community and, due to the active participation of the Conflict Resolution Office, an entity operating under the auspices of the Presidencia del Consejo de Ministros (“PCM”), in such discussions, we expect to resume the drilling program at this project.

Exploration in Operating Areas

Uchucchacua. We are currently focusing our exploration efforts on the Yumpag project, which is located four kilometers northeast of the Uchucchacua mine. The project is an epithermal silver deposit, structurally influenced by the Cachipampa fault. This fault also influences significant areas of silver mineralization at the Uchucchacua mine. During 2015, we invested US$3.63 million and completed 8,398 meters of diamond drilling and conducted metallurgical tests with encouraging results. As of December 31, 2015 we estimated NRM of 0.63 million tons, with 26.3 ounces per ton of silver, 0.5% lead, 1.3% zinc and 19.3% manganese. In 2016, we expect to invest US$2.30 million in order to conduct 8,000 meters of diamond drilling at this project.

Orcopampa. During 2015, our main exploration focus was in the Pucay project, located 3.5 kilometers southwest of the Chipmo mine. This project consists of 2,400 hectares of mining concessions owned by SCCO, which leased those hectares to Apu Coropuna S.R.L., our newly formed wholly-owned subsidiary. In Pucay, we focused on the Anquicha project, which shows encouraging results of epithermal gold mineralization in sandstone-hosted oxidized fractures and breccias. Preliminary column leach tests show gold recoveries of around 89%. In 2016, we will continue geological mapping and sampling at the Anquicha and Huiscatori projects.

The Alejandra - La Zanja. In April 2015, we ceased underground explorations in the Alejandra vein. As of December 31, 2015, we estimated a NRM of 0.22 million tons, with 10.4 grams per ton of gold and 170 grams per ton of silver. Additionally, we invested US$6.6 million to conduct geological mapping, sampling and a geophysical survey in the northeast extension of the Alejandra trend, which allowed us to identify a series of echelon epithermal veins with encouraging values in gold and silver. We expect to invest US$1.5 million in order to conduct 5,000 meters of diamond drilling in the second quarter of 2016.

Competition

We believe that competition in the metals market is based primarily upon cost. We also compete with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

Sales of Metal Concentrates

All of our metal production is sold to smelters, traders and banks, either in concentrate or metal form, such as gold-silver concentrate, silver-lead concentrate, zinc concentrate, lead-gold-copper concentrate and gold and silver bullion. Our concentrates sales are made under one- to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the United States Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange (“LME”) settlement prices for the specific metal, less certain allowances. Sales prices vary according to formulas that take into account agreed contractual average prices for a quotational period, generally being the month of, the month before, or the month following the scheduled month of shipment or delivery according to the terms of the contracts.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last five years are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2014	1,266.40	1,263.53	19.08	18.65
2015	1,218.45	1,151.44	16.71	15.06
2016 (through March 31, 2016)	1,182.56	1,107.87	14.85	13.34

(1)	Our average annual price includes only the consolidated average annual price from our mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.
(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2016 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2014	2015
	(US$ in thousands)
Gold	554,805	438,585
Silver	356,021	316,692
Lead	39,658	55,445
Zinc	47,653	102,110
Copper	271,282	131,356

(1)	Does not include refinery charges and penalties incurred in 2015 of US$196.2 million and in 2014 of US$184.51 million.

Approximately 60.12% and 62.83% of our concentrate and gold bullion sales in 2014 and 2015 (without considering adjustments to prior periods, embedded derivatives from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate and gold bullion from our mines and gold bullion that were sold to our various customers from 2014 to 2015.

	Percent of Concentrates and Gold Bullion Sales
	2014	2015
Export Sales:
Asahi Refining Canada Ltd (former Johnson Matthey)	49.31	50.58
N.V. Umicore SA	3.89	3.75
Werco Trade AG	3.34	2.07
Mercuria Energy Trading SA	0.00	1.43
MRI Trading AG	0.00	0.99
Lois Dreyfus Commodities Metal Suisse SA	0.00	2.06
MCC non Ferrous Trading Inc.	2.61	0.00
Others	0.97	1.98
Total Export Sales	60.12%	62.86%

Domestic Sales:
Andina Trade S.A.C.	0.93	0.36
Glencore Peru S.A.C.	15.27	23.43
Consorcio Minero SA	4.11	0.00
Trafigura Peru S.A.C.	4.59	6.73
Sudamericana Trading SRL	2.65	2.85
Lois Dreyfus Commodities Peru S.R.L.	10.21	2.45
Optamine S.A.C.	1.26	0.17
Others	0.86	1.16
Total Domestic Sales	39.88%	37.14%
Total Sales	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2016 to 2018:

	Wet tons	Wet tons	Wet tons
Concentrate	2016	2017	2018
Uchucchacua’s Silver-Lead	68,000	55,800	28,000
Uchucchacua’s Zinc	23,800	23,900	0
Julcani’s Silver-Lead	7,600	3,200	4,000
Mallay’s Silver-Lead	20,000	14,700	0
Mallay’s Zinc	20,000	17,700	5,000

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

We also sell refined gold, which is derived from our operations at Orcopampa, Breapampa, Coimoloache and La Zanja and processed at a local smelter in Lima, to Johnson Matthey Public Limited Company, or Johnson Matthey, which further refines the gold. During 2015, the price of the gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Johnson Matthey’s Brampton, Canada works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Johnson Matthey’s designated flight at the Lima airport.

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

El Brocal’s hedge is classified as a cash flow hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the interest expense caption. Yanacocha and Cerro Verde have not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper. El Brocal had no outstanding hedging commitments in 2015.

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

Pursuant to the General Mining Law, filers of mining claims must obtain a mining concession before they may explore the areas claimed. Applications for mining concessions must be filed with the regional mining directors of each regional government and with Instituto Geológico Minero y Metalúrgico the Geological, Mining and Metallurgical Institute of Peru (“INGEMMET”).

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

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require us to obtain easements or other rights from private landowners that own the surface land above the mineral resources that we intend to explore or mine. Supreme Decree 020-2008-EM requires us to obtain such easements or other rights before commencing exploration activities. We have been actively seeking to acquire land surface, easements to land containing prospective geological exploration target sites, deposits that can be exploited in the future and areas suitable as plant or facility sites. In the case of processing concessions, article 35 of Supreme Decree Nº 018-92-EM, as amended, requires holders of such concessions to own the land underlying the concession or to have the authorization of the owner of the land.

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

Law No. 28964, which became effective on January 25, 2007, created the Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”) as the government agency in charge of regulating and auditing the electricity, hydrocarbon and mining activities of companies. Law No. 28964 provides that the overview and audit of activities related to the environment, mining safety and health regulations may be performed by companies duly certified and approved by OSINERGMIN. However, pursuant to Supreme Decree 001-2010-MINAM, OSINERGMIN has transferred its environmental supervisory functions to the Environmental Evaluation and Oversight Agency, (“OEFA”). Beginning July 22, 2010, OEFA assumed the authority to carry out unexpected audits and levy fines on companies if they fail to comply with prescribed environmental standards. Contributions that mining companies are required to make to OSINERGMIN were approved by Supreme Decree No. 128-2013-PCM and contributions required to be made to OEFA by Supreme Decree No. 130-2013-PCM.

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

Environmental Matters

In 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the Ministry of the Environment (“MINAM”) issued national environmental standards, which have gradually replaced prior guidelines governing governmental agencies environmental competencies. OEFA has the authority to inspect mining operations and fine companies that fail to comply with prescribed environmental standards.

Each mining company that began operations before May 1993 was required to file a Preliminary Environmental Evaluation, (“EVAP”), for each of its mining units to disclose any pollution problems in its operations and, thereafter, to submit a follow-up Programa de Adecuación y Manejo Ambiental (“PAMA”) aimed at implementing measures to solve problems identified in the EVAP. Companies must correct the pollution problems relating to their mining activities within five years, while smelters must take corrective measures within ten years. These companies must allocate funds in an amount corresponding to no less than 1% of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs.

In addition, the MEM has issued regulations that establish maximum permissible levels (“LMP”) of (i) emissions of liquid effluents and (ii) elements and compounds present in gaseous emissions resulting from the mining activities. Generally, mining rights holders and processing plants that were in operation before May 1993 were required to comply with LMP within 10 years. In the meantime, mining operators are required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMP.

In May 2008, the Ministry of Environment was established by legislative decree. The principal functions of the Ministry of Environment include formulating and implementing policies and regulations relating to environmental matters and controlling pollution, including regulating air and water quality standards, through supervision and education.

In 2008 and 2010, the Ministry of Environment enacted new water quality standards and new LMP for liquid effluents.  In 2009, all Peruvian mining companies were required to submit updated environmental management plans to the MEM that complied with water quality standards and new LMP for liquid effluents. At the end of 2015, Supreme Decree No. 015-2015 - MINAM (the “2015 Decree”) was published, which modified the water quality standards and established supplementary provisions related to compliance.

Under the 2015 Decree, mining companies must incorporate new water quality standards into affected environmental management plans by (1) where the MEM has already approved such plan, submitting an updated plan or (2) where the MEM is currently evaluating a plan, submitting a modified plan.  The Company plans to submit updated and modified plans to the MEM as required by the 2015 Decree.

On March 26, 2013, Supreme Decree No. 002-2014-MINAM became effective. It approves the Environmental Quality Standards (Estándares de Calidad Ambiental) (“ECA”) for soils, or “Standards,” which are applicable to any project or activity that may generate an environmental risk. Subsequently, on March 25, 2014, supplementary provisions for the application of the Standards were approved through Supreme Decree No. 002-2014-MINAM. Operations of projects existing at that time were required to submit the first phase of soil characterization within twelve months of the passage of the decree. Buenaventura and its associated companies submitted this information within the required time.

Since May 1993, new mining and processing activities have been required to file and obtain approval for an EISd before being authorized to commence operations. New mining and plant processing activities are required to comply with the LMP from the initiation of their operations. In 2009, MINEM approved the EISd for the La Zanja, Mallay, Tantahuatay and Esperanza projects. In 2010, MINEM approved the EISd for the Angélica Rublo Chico project. In 2011, the MEM approved the EISd for our Orcopampa and Breampampa projects. MINEM approved the modified EISd for the Mallay mine and the second modified EISd for the Shila cyanidation circuit in 2012. In 2014, MINEM approved the modified EISsd of Uchucchacua. In 2015, the EISd of Tambomayo was approved.

We and our subsidiaries are subject to ongoing administrative and judicial proceedings relating to environmental matters for which we have reserved contingencies of up to US$1.2 million This amount does not include loss contingencies reserved for associates accounted for under the equity method (Yanacocha, Cerro Verde and Coimolache).

In 2012, Peru enacted Supreme Decree No. 020-2012-EM, which added Chapter XVII to the Mining Proceedings Regulations approved by Supreme Decree No. 018-92-EM. The new provisions require the approval of the General Mining Directorate of the MEM or of the relevant Regional Government before proceeding to start and re-start exploration, development, preparation and exploitation.

Regulations governing mining explorations. In May 2008, the Peruvian government enacted DS 020-2008-EM, which governs mining exploration activities and related matters. Under DS 020-2008-EM, exploration activities fall into 2 categories: Category I and Category II. Category I exploration activities are those involving no more than 20 drilling platforms or affecting a surrounding area that measures less than 10 hectares in size, while Category II exploration activities are those involving more than 20 drilling platforms and affecting an area larger than 10 hectares. For Category I exploration activities, an Environmental Impact Declaration (Declaración de Impacto Ambiental) (“EID”) is required. For Category II exploration activities, a Semi-detailed EIS (Estudio de Impacto Ambiental) (“EISsd”) which is required which incorporates technical, environmental and social matters. Exploration activities must start within twelve months following the date that an EID or EISsd is approved. Both the EID and the EISsd must be approved before exploration activities begin. Any commitments assumed by mining companies in an EID or EISsd are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that during exploration programs the holder of mining concessions will perform specified closure and post closure activities. In addition, fines can be imposed if exploration programs begin before the EID and the EISsd are approved, and the approval of environmental studies for exploration activities performed within protected natural areas requires the approval of the applicable water authority. Exploration in Prehispanic Archeological Sites (referred to in DS N° 004-2000-ED) is forbidden, unless expressly authorized by the National Institute of Culture.

Also in May 2008, MINEM enacted DS 028-2008 which regulated the citizen participation process within the framework of environmental permit approval. The EID and EISsd provide local communities with an opportunity to actively engage in this process.

The following EIDs and EISsd were approved in 2015:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
San Gabriel	3ra Modf. EIAsd	RD N° 345-2015-MEM-DGAAM	04 – 09 - 2015

La Zanja SRL
Mine/Project	Type of Study	Approving Resolution	Date of Approval
La Zanja	9na Modf. EIAsd	RD N° 483-2015-MEM-DGAAM	16 – 12 - 2015

Investment Promotion Regulations. Supreme Decree 054-2013-PCM was passed to promote investment projects. It allows companies to submit a technical report to modify ancillary components, capacity expansions, or introduce technological improvements. MINEM will then issue a compliance waiver within no more than 15 working days from the date of submission.

Regulations governing mine closures. In 2003, Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), established the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or “Closure Plans,” and the granting of environmental guarantees to secure compliance with Closure Plans. We are required to submit a Closure Plan for new projects to MINEM within one year following approval of an EIS or PAMA; inform MINEM semi-annually of any progress on the conditions established in the Closure Plan; perform the Closure Plan consistent with the schedule approved by MINEM during the life of the project; and set up an environmental guarantee that covers the estimated amount of the Closure Plan.

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

Our Closure Plans were approved by MINEM for all of our mines and advanced explorations. To date, MINEM has approved our Closure Plans for Julcani, Recuperada, Uchucchacua, Orcopampa, Poracota, Antapite, Caravelí, Shila, Paula, Esperanza, Pozo Rico, Mallay, Trapiche, Breapampa, Angélica Rublo Chico, Anamaray-Jancapata, La Zanja, Tantahuatay and Tambomayo.

The following mine closure plan modifications were approved in 2015:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Julcani	Closure Plan Modification	R.D.N°119-2015-MEM/AAM	02.03.2015
Orcopampa	Closure Plan Modification	R.D.N°212-2015-MEM/AAM	20.05.2015
Mallay	Closure Plan Modification	R.D.N°386-2015-MEM/AAM	02.10.2015
Breapampa	Closure Plan Update	R.D.N°398-2015-MEM/AAM	15.10.2015

La Zanja SRL
Mine/Project	Type of Study	Approving Resolution	Date of Approval
La Zanja	Closure Plan Modification	RD N° 237-2015-MEM/DGAAM	05.06.2015

Compañía Minera Coimolache S.R.L.
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Tantahuatay	Closure Plan Update	R.D. N° 373-2015-MEM-DGAAM	22.09.2015

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

On December 28, 2015, the Servicio Nacional de Certificación Ambiental, which operates under the auspices of MINAM took responsibility for the approval of detailed EIS, submitted by private, public, or mixed-capital organizations. This development is consistent with the expansion of MINAM’s technical and regulatory capacities.

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

In connection with the approval of environmental studies, the Peruvian government has issued several decrees intended to simplify the issuance of permits, including Supreme Decree No. 054-2013-PCM (effective since June 2, 2013), Supreme Decree No. 060-2013-PCM (effective since May 26, 2013) and Ministerial Resolution No. 092-2014-MEM/DM (effective since May 27, 2014). We believe these provisions should facilitate the approval of environmental studies for our new exploration projects and simplify the issuance of certificates of non-existence of archeological remains required for mining projects.

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

Mining Royalties and Taxes

Under Peruvian law, holders of mining concessions are required to pay the Peruvian government a mining royalty (regalia minera) for the exploitation of metallic and non-metallic resources. In accordance with Law No. 28258, as amended by Law No. 29788, mining royalties are payable either as a specified percentage of operating profit or 1% of revenues, whichever is higher. If the mining royalty is calculated as a percentage of operating profit, marginal rates ranging from 1% to 12%, increasing progressively for companies with higher operating margins, will apply.

Mining companies that are a party to mining stabilization agreements will not be required to pay a mining royalty during the tenure of their stabilization agreements. Although we are not party to any stabilization agreements, Yanacocha currently has effective stabilization agreements for the Yanacocha, La Quinua and Maqui mines.

In addition to mining royalties, pursuant to Law No. 29789, effective from October 1, 2011, mining operations in Peru are subject to a new extraordinary mining tax. Mining companies that do not have taxation stability agreements with the Peruvian government, such as Buenaventura, will pay the “Special Mining Tax” (Impuesto Especial a la Minería). The Special Mining Tax is calculated as a percentage of operating profit. Marginal rates range from 2% to 8.4%, increasing progressively for companies with higher operating margins. Mining companies that have stability agreements with the Peruvian government will pay the “Special Mining Duty” (Gravamen Especial a la Minería). The Special Mining Duty is calculated as a percentage of operating profit, with marginal rates ranging from 4% to 13.12%, increasing progressively for companies with higher operating margins.

Safety

During 2015, we experienced 70 reportable injuries, which were comprised of 67 lost-time injuries and 3 fatal injuries, as compared to 86 total reportable injuries during 2014, which were comprised of 81 lost-time injuries and 5 fatal injuries.  Under Peruvian legislation, reportable injuries include: accidental injuries resulting in lost-time, fatal accidents, accidents that require medical treatment or result in a loss of consciousness, an inability to perform all job duties on any workday after the injury or the temporary assignment or transfer to another job.  Injuries involving first-aid only are not reportable as they are considered minor accidents.

The following activities and programs were implemented during 2015 in order to improve safety management system:

•	a defensive driving course was taught to hazardous materials truck drivers;

•	a Corporate Crisis Committee Operating Plan was developed and distributed;

•	a compliance program was developed to minimize accidents due to rock fall, ventilation and electric shocks;

•	a meeting with the Operations Vice President, the Business Development Vice President, Regional Operations Managers, Site Managers, Site Safety Managers and Safety Directors was held in Lima in order to improve visible leadership and further our safety system;

•	our Operations Vice President and his team toured all sites to reinforce our safety policy;

•	a score of 63% was achieved in the Annual General Safety Audit;

•	the Buenaventura Integrated System was re-certified by Bureau Veritas in ISO 9001, ISO 14001 and OSHAS 18001 standards;

•	the program “one production day without a lost time accident” became “five production days without a lost time accident,” reaching 50% effectiveness as we achieved 8 out of 16 weeks without a lost time accident; and

•	with respect to industrial hygiene, our positions were monitored to control physical, chemical, biological, ergonomic and psychosocial hazards.

C.	Organizational Structure

As of March 31, 2016, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

Compañía de Minas Buenaventura S.A.A.
40.10%
Compañía Minera Coimolache S.A.
99.98%
Contacto Corredores de Seguros S.A.
100.00%
Compañía Minera Colquirrumi S.A.
100.00%
Buenaventura Ingenieros S.A.
70.00%
Apu Coropuna S.R.L.
100.00%
Minera Julcani S.A. de C.V.
100.00%
Procesadora Industrial Rio Seco S.A.
100.00%
Compañía Minera Condesa S.A.
100.00%
El Molle Verde S.A.C.
19.58%
Soc. Minera Cerro Verde S.A.A.
10.00%
Ferrocarril Central Andino S.A.
53.06%
Minera La Zanja S.R.L.
100.00%
Consorcio Energético de Huancavelica S.A..
100.00%
Metalúrgica Los Volcanes S.A.
100.00%
Cia de Minas Cerro Hablador S.A.C.
20.00%
40.00%
S.M.R.L. Chaupiloma Dos de Cajamarca
43.65%
Minera Yanacocha S.R.L.
7.38%
92.62%
Inversiones Colquijirca S.A.
100.00%
Empresa de Generación Huaura S.A.C.
100.00%
Empresa de Generación Huanza S.A.
40.78%
52.30%
Compañía Minera Nueva Italia S.A.
53.47%
2.82%
Sociedad Minera El Brocal S.A.A

†	All entities in this chart, with the exception of Minera Julcani S.A. de C.V. (which is organized in Mexico), are incorporated in Peru.
*	Compañía Minera Condesa S.A. holds 21,160,260 common shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.70 percent of our total common shares.

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Compañía Minera Condesa S.A., or “Condesa,” which is our wholly-owned subsidiary, is a mining and facilities holding company with both direct and indirect ownership participation in Yanacocha. As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine. In addition, Condesa holds an equity interest in Chaupiloma, and, as a result, receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma in an amount equal to its ownership interest. Condesa also holds a 7.70% interest in us.

S.M.R.L. Chaupiloma Dos de Cajamarca

S.M.R.L. Chaupiloma Dos de Cajamarca, or “Chaupiloma,” is a Peruvian limited liability company that holds all of the mining rights for the areas mined by Yanacocha. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. We own, directly and indirectly, through our interest in Condesa, a 60% interest in Chaupiloma. Newmont Peru owns the remaining 40% equity interest.

Consorcio Energético Huancavelica S.A. / Empresa de Generación Huanza S.A.

Consorcio Energético Huancavelica S.A., or “Conenhua,” is an electrical transmission company that provides a significant portion of our electrical needs through its transmission facilities. We own 100% of Conenhua and manage its operations. Conenhua obtained its concession for power transmission in the Huancavelica area in 1983 and subsequently obtained concessions in the Cajamarca and Arequipa regions, which enabled us to transmit electric power to certain of our mining units and affiliates, as well as to other mining companies and municipalities in the area, through our own facilities.

To secure a reliable energy supply from a clean and renewable source for our direct operations and projects at competitive prices, Conenhua, through its subsidiary Empresa de Generación Huanza S.A., or “Huanza,” was commissioned to construct a 90.6 megawatt (“MW”), capacity hydroelectric power plant in the valley of Santa Eulalia. This hydroelectrical plant began operating at full capacity in June 2014.

Buenaventura Ingenieros S.A.

Buenaventura Ingenieros S.A., or “BISA,” one of our wholly-owned subsidiaries, has provided geological, engineering, design and construction consulting services to the mining sector for over 30 years. During this time, BISA has consulted in Peru, Chile, Argentina, Mexico and Ecuador on a range of projects, operations and expansions.

Contacto Corredores de Seguros S.A.

During 2015, Buenaventura paid US$8.8 million to BISA in order to obtain 99.98% ownership of Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates

Minera Julcani S.A. de C.V.

Minera Julcani S.A. de C.V. is one of our wholly-owned subsidiaries and was created for the purpose of conducting mining activities in Mexico. Currently, we are conducting exploration activities pursuant to an agreement with Surutato Mining, S.A. de C.V., or “Surutato.” Under this agreement, Surutato granted us the exclusive right to conduct exploration activities within its property located in Sinaloa, Mexico.

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

El Brocal owns the Colquijirca and Marcapunta Norte mines and the San Gregorio exploration project. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly zinc, lead and silver. Currently, we own 56.29% of El Brocal through both direct and indirect ownership interests.

Minera La Zanja S.R.L.

La Zanja is located 35 kilometers northwest of the city of Cajamarca. La Zanja, which is currently 53.06% owned by us, began operations in September 2010 as an open-pit mine producing gold and silver.

Compañía Minera Coimolache S.A.

Coimolache is a mining company that owns the Tantahuatay mine which is located in the province and district of Hualgayoc in the Cajamarca region, which is 35 kilometers northwest of the Yanacocha mine. We hold a 40.10% interest and operate this mine, which commenced operations in mid-2011.

Ferrovías Central Andino S.A.

We hold 10% of Ferrovías Central Andino S.A., a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000. Ferrovías provides transportation for concentrates from El Brocal’s mining operations.

Apu Coropuna S.R.L.

Apu Coropuna S.R.L., is currently 70% owned by us and 30% owned by Southern Peru Copper Corporation. Apu Coropuna S.A. was created for the purpose of conducting exploration within properties situated in Castilla, Arequipa.

Compañía de Minas Cerro Hablador S.A.C.

Compañía de Minas Cerro Hablador S.A.C., is our wholly-owned subsidiary created for the purpose of conducting exploration activities pursuant to our agreement with Corporación Aceros Arequipa S.A. Under this agreement, Corporación Aceros Arequipa S.A. granted us the exclusive right to conduct exploration activities within its properties situated in Livitaca, Cusco.

Procesadora Industrial Rio Seco S.A.

Procesadora Industrial Rio Seco S.A. is our wholly-owned subsidiary that owns and operates a monohydrate manganese sulphate crystallization plant situated in Huaral, Lima. This processing plant will allow mining from areas with high silver and manganese content within the Uchucchacua mine, which will improve silver recovery.

El Molle Verde S.A.C.

El Molle Verde S.A.C. is our wholly-owned subsidiary that develops the Trapiche project, located in the Apurimac region. See “Item 4. B. Business Overview–Exploration Projects in Non-Operating Areas” for further information of this project.

YANACOCHA

A. History and Development of the Company

Founded in Peru in 1992, Yanacocha is one of the largest gold producers in South America, having produced 917,691 ounces of gold in 2015. Yanacocha’s operations are located in the Andes Mountains in Northern Peru in the region of Cajamarca, located approximately 600 kilometers north of Lima and north of the city of Cajamarca at an altitude of 4,000 meters above sea level. The Yanacocha property consists of the following open-pit mines: Chaquicocha, Maqui Maqui, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado, El Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto.

Yanacocha also owns the Conga project, which is located approximately 24 kilometers northeast of the Yanacocha operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. There was no exploration or development of new reserves because the Conga project's development and reserve balances reported in 2014 were reclassified to mineralized material in 2015.

As of December 31, 2015, Yanacocha’s proven and probable reserves (excluding the Conga project, for which reserves were reclassified as resources or NRM as of December 31, 2015) were estimated to be 5.1 million ounces of gold, representing a 4% increase over Yanacocha’s proven and probable reserves as of December 31, 2014, which were estimated to be 4.9 million ounces of gold. The Conga project’s reserves are excluded because they were reclassified due to the expiration of the current permit.

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

In 2015, Yanacocha produced 917,691 ounces of gold, compared to 969,944 ounces of gold produced in 2014. This decrease in gold production in 2015 as compared to 2014 was mainly attributable to:

•	lower gold mill production (0.51 million ounces of gold produced in 2015 as compared to 0.46 million ounces of gold produced in 2014) due to lower feed grade (3.265 grams per ton in 2015 as compared to 3.871 grams per ton in 2014), lower recovery (80.2% in 2014 as compared to 83.2% in 2014) and lower throughput (6.1 million tons in 2015 as compared to 6.3 million tons in 2014) by the deep transitional campaigns; and

•	higher leach pad production (0.41 million ounces produced in 2015 as compared to 0.33 million ounces produced in 2014) resulting from the inventory reduction campaign and increased ounce placement during the first half of 2015 (301,631 ounces in 2015 as compared to 142,946 ounces in 2014) due to increased ore mining at Yanacocha, Cerro Negro, La Quinua Sur and Tapado Oeste.

Silver production was 574,110 ounces in 2014 and 447,376 ounces in 2015. This decrease in silver production in 2015 as compared to 2014 was mainly attributable to beginning the deep transitional process with lower recovery on silver in the gold mill.

Newmont Mining owns 51.35% of Yanacocha through its wholly-owned subsidiary Newmont Second. We own 43.65% of Yanacocha through our wholly-owned subsidiary Condesa and the remaining 5% is owned by IFC. Yanacocha is managed by Newmont Peru. See “ – Management of Yanacocha – General Manager/Management Agreement.” Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed following approval by the two major shareholders of Yanacocha, Newmont Mining and us.

Capital Expenditures

Yanacocha’s capital expenditures from its formation in 1992 through 2015 have related principally to:

•	the construction of the Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado and Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto mining operations;

•	the construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter;

•	the construction of the Yanacocha Gold Mill;

•	the construction of four carbon column plants at Cerro Yanacocha and La Quinua;

•	the acquisition of both new and used mining equipment;

•	the construction of two dams;

•	the construction of one agglomeration plant at La Quinua;

•	the expansion of storage at La Quinua Tailings;

•	the initial construction of a water treatment plant at La Quinua Tailings;

•	the construction of gold mill tailing pipeline and equipment components; and

•	several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha, and La Quinua mining operations.

Yanacocha’s capital expenditures from its formation through December 31, 2015 amounted to approximately US$527 million, including capital expenditures of US$311 million in 2013, US$117 million in 2014 and US$96 million in 2015.

In 2015, Yanacocha’s principal capital expenditures included:

•	US$29 million associated with the initial construction of one water treatment plant at La Quinua;

•	US$28 million for the expansion of storage at La Quinua Tailings and the construction of the North Tailings Dump;

•	US$14 million for equipment components;

•	US$5 million for equipment upgrades in the Verde Bioleach Pilot Plant;

•	US$3 million for drilling activities in the Quecher project;

•	US$3 million for hydrogeological activities in the Western Oxides; and

•	US$17 million for other minor projects.

Yanacocha anticipates that its capital expenditures for 2016 will be approximately US$79 million, of which it plans to use approximately US$39 million for Yanacocha laybacks, US$24 million to continue with the construction of a water treatment plant at La Quinua, and US$4 million in connection with improvements in a residual water treatment plant.  The remaining capital expenditure budget has been allocated for investment in current operations. No capital will be employed at the Conga Project in 2016.

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

Yanacocha has four processing facilities: Pampa Larga, Yanacocha Norte, La Quinua and the Yanacocha Gold Mill. The processing facilities can be used to process gold-bearing solutions from any of the leach pads through a network of solution pumping facilities located adjacent to the solution storage ponds or, in the case of the Yanacocha Gold Mill, to process high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant. The Yanacocha Gold Mill commenced operations in March 2008, and its total annual production is between 5.5 and 6.0 million dry tons.  Production at the Yanacocha Gold Mill is expected to significantly impact Yanacocha’s future production capabilities, with total production measured in life-of-mine ounces at the Yanacocha Gold Mill representing 38% of the total ounces produced by Yanacocha. To balance mining production and Yanacocha Gold Mill total production capacity, Yanacocha has established ore stockpiles in which it deposits most of the ore from the pits, and feeds a small portion directly to the plant. The Yanacocha Gold Mill sources mill ore from the Yanacocha, Chaquicocha, El Tapado and Tapado Oeste pits.

Mining consists of a sequence of drilling, blasting, loading and hauling. Ore containing gold is transported from each mine to the nearest active leach pad while waste is taken to specially designed storage facilities. Ore is then leached by introducing diluted solutions of cyanide through an irrigation system placed on top of the ore. This solution percolates through the ore, dissolving gold and silver as AuCN and AgCN complexes, and results in a “pregnant” solution which drains to solution storage ponds to be transferred to the nearest recovery facility. The end product is doré bars comprised of approximately 65-66% gold and approximately 29% silver. The doré bars are transported from the processing plant by an outside security firm to be refined outside of Peru. See “—Transportation and Refining.” The solution from which the gold is removed (barren solution) is recycled to the leach pads for further heap-leaching after having been reconstituted with cyanide. The leaching process is generally a closed system. However, during periods of high rainfall, excess water must be treated at the facilities located at Yanacocha Norte and Pampa Larga, which have been designed to meet or exceed standards for drinking water and for agriculture and livestock as set out by the Peruvian Ministry of Health, the U.S. Environmental Protection Agency, the State of Nevada Regulations and World Bank guidelines. See “Regulation, Permit and Environmental Matters.”

Since 1997, the energy and power supply for Yanacocha has been obtained from the Peruvian national electricity system through a 220 kilovolt (“kV”) transmission line from the Trujillo-Norte substation in Trujillo to the Cajamarca-Norte substation in Cajamarca. This transmission line is owned by Consorcio Energético Huancavelica–CONEHUA, and has a design capacity of approximately 150MW.

In August 2011, a new 220kV called Interandina line was brought online from Carhuamayo-Paracsha–Conococha-Kiman Ayllu (Huallanca) and connected to the Cajamarca-Norte substation. This line belongs to Abengoa and provides Yanacocha with energy and power, leaving the old transmission line with the energy flow to Trujillo.

Minera Yanacocha also has a 60kV double triad line and a 220kV simple triad line. Both are connected to Cajamarca-Norte Substation for the direct supply of its process plants.

Alternatively, in case of emergency, reduced supply or other event affecting the national electrical system, Yanacocha has its own power generators with a capacity of approximately 27MW. This system allows the Company to maintain the sustainability of its operation system and reduce its operational risks.

In connection with a bidding process carried out during 2014, the supply of energy and power for the period from 2015 to 2018 was awarded to Duke Energy (Egenor), which is expected to achieve reductions in energy prices and result in savings of over US$25 million during the four-year term of the contract.

In 2015, Yanacocha’s power consumption was approximately 469 Giga Watt Hours at a cost of US$28.46 million. The maximum demand was 63.3MW in July 2015. See “Item 5. Operating and Financial Review and Prospects.”

Water for Yanacocha’s operations is collected from rainfall and wells. All excess water used by Yanacocha undergoes treatment at the facilities described above.

Set forth below are certain unaudited operating data for the years shown for each of Yanacocha’s mining operations that were then in operation:

	2013	2014	2015
Mining Operations:
Ore mined (DST):
Cerro Yanacocha	1,477,391	883,573	6,379,952
Carachugo	13,590,412	7,721,830	2,775,440
Maqui Maqui	2,467,205	619,755	1,490,496
La Quinua	21,098,589	27,414,341	17,312,927
San José	-	-	-
Cerro Negro	4,733,308	3,644,896	12,875,105
Total ore mined (DST)	43,366,905	40,281,395	40,833,920
Average gold grade of ore mined (oz./DST):
Cerro Yanacocha	0.016	0.019	0.010
Carachugo	0.035	0.031	0.031
Maqui Maqui	0.020	0.025	0.066
San José	-	-	-
La Quinua	0.031	0.043	0.037
Cerro Negro	0.015	0.024	0.018
Total average gold grade of ore mined (oz./DST)	0.029	0.038	0.027

Gold production (oz.):
Cerro Yanacocha	16,393	30,713	54,677
Carachugo	437,095	286,062	87,146
Maqui Maqui	5,856	5,669	67,195
San José	-	-	-
La Quinua	530,437	595,751	596,638
Cerro Negro	27,478	51,749	112,033
Total gold (oz.)	1,017,259	969,944	917,690

Exploration

Yanacocha’s mining activities encompass 219,533 hectares, which are covered by 328 mining concessions and applications. Of these 219,533 hectares, Chaupiloma holds the mining rights related to 102,803 hectares, which are covered by 138 mining concessions. Yanacocha holds the mining rights related to 116,730 hectares underlying 190 concessions.

Chaupiloma has assigned these mining concessions to Yanacocha pursuant to several assignments of mining rights, each with an initial term of 20 years and one agreement with an extension of 17 years, which are renewable at Yanacocha’s request for additional 17, 20 or 30-year terms, as the case may be.

Yanacocha has four processing concessions from the MEM for its processing plants: Cerro Yanacocha (Yanacocha Gold Mill, Cerro Negro, La Quinua and Yanacocha), Yanacocha (Carachugo and Pampa Larga) and China Linda (non-metallic). The processing concessions have indefinite terms, subject to the payment of an annual fee based on nominal capacity for the processing plant. These four processing concessions include the Conga project, which is in the process of being granted.

Advanced exploration and early-stage development expenditures for the Yanacocha District during 2015 totaled US$64.2 million as compared to US$8.9 million in 2014. Expenditures focused on oxide development and advanced exploration projects which included:

•	reserve and resource infill drilling on the Quecher Main deposit;

•	reserve conversion infill drilling on the Los Pinos layback at Yanacocha Sur;

•	advanced exploration at the Marleny target;

•	development support on the Verde Bioleach Demonstration Facility; and

•	exploration drilling in the Antonio and Tapado deposits.

During 2016, Yanacocha expects focus on continuing exploration activities in the Yanacocha district and conducting an exploration program in the Yanacocha concession block outside of its area of operations.

Yanacocha’s exploration expenditures include all of the costs associated with exploration activities such as drilling and geological and metallurgical testing. In addition, exploration costs cover engineering and project development costs on advanced stage projects. Yanacocha prepares a budget annually and allocates an amount for exploration activities based on specific projects or regions.

Yanacocha intends to continue developing other oxide and sulfide projects over the next several years, while continuing to explore the remainder of the Yanacocha district along with the adjacent Solitario mineral holdings. The Conga project currently consists of two gold-copper porphyry deposits. The Conga project is located approximately 24 kilometers northeast of Yanacocha’s operating mine in the provinces of Celendin, Cajamarca and Hualgayoc. This project, incorporated into reserves beginning in 2004 and 2005, reported 12.6 million ounces of gold reserves and 3.3 billion pounds of copper reserves as of December 31, 2015.

For 2016, Yanacocha estimates expenditures of US$3.5 million for exploration, and an additional US$4.41 million related to reserve delineation, characterization and sterilization activities for ore bodies that are currently classified as reserves. Both expenditure estimates are exclusive of significant development engineering charges. This budgeted amount will be expended mainly on oxide reserve conversion, extension drilling of known near-surface oxide inventories, sulfide exploration and early stage development within the Yanacocha district.

As of December 31, 2015, the Yanacocha district’s proven and probable reserves (excluding the Conga project’s proven and probable reserves) were estimated to be 5.1 million ounces of gold, a 4 percent increase from the Yanacocha district’s proven and probable reserves as of December 31, 2014, which were estimated to be 4.9 million ounces of gold.

As of December 31, 2015, proven and probable gold reserves were calculated using a gold price assumption of US$1,200 per ounce.

Transportation and Refining

The doré bars produced by Yanacocha are transported to refineries outside of Peru and, as a result, Yanacocha has entered into pre-established transportation contracts. Yanacocha has engaged Hermes Transportes Blindados S.A., or “Hermes,” to service its local transportation requirements. Under the terms of Yanacocha’s agreement with Hermes, the risk of loss with respect to the doré bars is assumed in its entirety by Hermes during the transportation of the doré bars from the mines to Jorge Chávez Airport in Lima. Thereafter, the responsibility for the doré bars shifts to the refiner, which has entered into a contract with an outside security firm to provide offshore transportation. The doré bars are melted, weighed and sampled in refineries abroad, which store the doré bars in strong-room vaults and assume responsibility there for the doré bars. Yanacocha pays a predetermined fee for the refining service. The final output from refineries, known as London Good Delivery gold and silver, is credited to Yanacocha’s London bullion accounts until transferred to purchasers.

Sales of Gold

Yanacocha’s gold sales are made through a monthly open-bidding process in which Yanacocha auctions its production corresponding to the next four to five weeks. This bidding process is set up by Yanacocha with approximately 10 financial institutions and trading firms before each month. Yanacocha collects bids and confirms sales. The gold is typically sold on the date of departure from Jorge Chávez Airport in Lima. If a portion of gold remains unsold, it is sold on the spot market within a few days. Silver is sold on the spot market approximately once a month to financial institutions or trading firms. The cash from such sales is received into a collection account in London against orders to the London bullion bank for deliveries of the gold and silver to the purchasers.

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

Employees

As of December 31, 2015, Yanacocha had 1,745 employees. The compensation granted by Yanacocha to its employees includes a base salary and other non-cash benefits such as a health program and life insurance. Additionally, according to the profit sharing plan required by Peruvian labor laws, Yanacocha employees have the right to receive 8% of Yanacocha’s annual profits before taxes. Fifty percent of these profits must be distributed in proportion to the number of days each employee worked during the previous year, and the remaining 50% of such profits must be distributed according to each employee’s total annual salary.

Yanacocha has agreements with independent contractors that are responsible for the security services and staffing for the execution of the Company’s projects in compliance with applicable legal regulations. As of December 31, 2015, independent contractors had hired 4,239 persons who were working in the Company’s operations, including the Conga Project.

In 2004, Yanacocha signed its first collective bargaining agreement with a union representing certain of its employees, which was created on December 9, 2003. In 2012, a new union was established. During 2013, direct collective bargaining agreements were signed with both unions for a three-year period (2013-2016). The Labor Relations Department meets with union leaders on a monthly basis to address various subjects and concerns in order to promote the creation of a productive and harmonious work environment. The parties resolve their differences through open and transparent talks. In 2016, we expect to begin negotiating an extension of the collective bargaining agreement with the two existing unions for the following period.

In order to strengthen the relations and communication process with its employees, Yanacocha’s upper management held about four face-to-face meetings with important Yanacocha stake-holders, where they had the opportunity to listen to the business plans and operating results, as well as to raise their concerns and make suggestions.

During 2015, key development programs have been implemented in order to increase technical, leadership and management skills based on talent management analysis process at all levels in our employee population. The total number of training hours in 2015 was 161,458. One program was the First Line Supervisor Program held for 216 individual collaborators and supervisors with the support of Adolfo Ibanez University. Additionally 43 managers and superintendents attended the “Talent Management during Change Environment” run by CEB Valtera.

Yanacocha offers its employees opportunities to collaborate, innovate and succeed in their careers. Its employee performance assessment system is associated with Yanacocha’s core values and measures its employees’ performance from a social responsibility, relationship management and leadership point of view. The work culture encompasses diversity, interacts with employees, encourages environmental and social responsibility, rewards outstanding performance and tries to develop great leaders at all levels.

Social Development

Since its creation, Yanacocha has focused on its relationship with the community and actively participating in its development. Since 1993, Yanacocha has invested US$444 million in social development programs including education, health, social infrastructure (schools and medical posts), productive infrastructure projects, rural electrification, roads, business promotion programs, local tourism programs and agricultural assistance programs.

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

During 2015, Yanacocha invested a total of US$5.25 million on social matters, US$4.61 million of which (including Conga Project and the Association Los Andes of Cajamarca - ALAC) were invested mainly in farming activities, the promotion of community capabilities, education and public infrastructure. Additionally, Yanacocha invested US$0.64 million in the mitigation of mining’s social impacts in its areas of operation and implemented agricultural and livestock projects, irrigation infrastructure, social development projects and the fulfillment of pending commitments with surrounding communities.

In addition, in 2015 Yanacocha invested US$2.38 million in contributions for social investment through the Cajamarca Mining Solidarity Fund. Also, Yanacocha has invested US$1.57 million on maintenance of the Kuntur Wasi road.

During 2016 Yanacocha will be focused on further improving its relationship with local communities and maximizing the value and recognition of its social investment to ensure the viability and legitimacy of its activities.

Security

Yanacocha has 11 security employees on its payroll, including five employees responsible for the security of the region as a whole. In addition, Yanacocha has a contracted security force of over 288 persons assigned to rotating shifts at its mines, its Lima offices and the city of Cajamarca. The Conga project has a total of 92 contracted security personnel responsible for patrolling and providing security to the project in rotating shifts.

None of Yanacocha’s employees, properties or headquarters was the target of terrorist incidents during 2015.

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

In addition, as of December 31, 2015, Yanacocha had acquired 24,685.32 hectares, including 5,800.88 hectares of surface rights with respect to the Conga deposit, 3,588.25 hectares for Carachugo/San José/Chaquicocha, 2,153.84  hectares for Yanacocha and  1,649.94  hectares for Quilish. During 2015, the Company did not acquire any hectares. See “Yanacocha – A. History and Development of the Company.”

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

Yanacocha is required to submit technical documentation with respect to its mining and operations plans for the review and approval of various Peruvian government entities, including the MEM, the Ministry of Agriculture, the National and the Local Water Authorities, and the Ministry of Health. Yanacocha is required to file and obtain approval of an EIS with a Benefit Concession and Mining Permit for each of its mining operations before being authorized to operate. The EIS for the Carachugo, Maqui Maqui, San José, Cerro Yanacocha, La Quinua (including Cerro Negro) mining operations and China Linda lime plant have been reviewed and approved. Pursuant to current Peruvian regulations, Yanacocha also submits supplemental EISs each time a project’s production rate or disturbed area used is expanded. In 2006, Yanacocha filed an EIS modification to expand its operations at Yanacocha with the Supplemental Environmental Impact Assessment East (“SYE”) and in the vicinity of La Quinua with the Supplemental Environmental Impact Assessment West (“SYO”). Since 2006, two additional modifications have been submitted and approved for the original supplemental SYE EIS and one additional modification has been submitted and approved for the original supplemental SYO EIS.

The improved permit application processing times by most of the regulatory authorities observed since the third quarter of 2013 continued into 2015.  A total of 31 permits of different types were approved at Yanacocha and another four permits, mainly related to environmental controls, were approved for the Conga project. The approvals of greatest significance in 2015 were a group of several minor modifications to the existing EIS pursued through Informes Técnicos Sustentatorios (“ITS”) for the components of Marleny Open Pit, Bioleaching Plant, China Linda and Water Treatement Plant LQ. The Beneficiation Concession Permits that were approved included the construction of the north TSF phase 1 LQ, the construction of Water Treatment Plant LQ and operation of 10 hectares of the leach pad 8A LQ. ITS for exploration of the projects of Yanacocha, San Jose 2 and Maqui Maqui were also approved, the latter includes the Chaquiocha underground project, whose modification involved the relocation of the entrance portal.

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

On December 20, 2015, the Ministry of Environment issued a regulation that modifies the ECA and extends the deadline for compliance. The new regulation provides 60 days to notify the authority whether the company will be able to comply with the new ECA, and a year to prepare and submit a modification of EIA – Plan Integral and a total of four years for the implementation phase.

During 2005, Yanacocha became a signatory to the International Cyanide Management Code, which provides specific and strict standards on how to manage cyanide. The required audit process was completed in September 2007 and certification under the International Cyanide Management Code occurred during April 2008. Yanacocha commissioned and successfully completed recertification audits to maintain International Cyanide Code Certification. Another Cyanide Code recertification audit was conducted in 2014 and, after having addressed the recommendations accordingly, Yanacocha was re-certified in February 2015. The Yanacocha environmental laboratory was recertified under ISO 17025 in 2015.

Yanacocha has informed us that its management believes that it is in compliance with all applicable regulations and international standards concerning safety. For the year ended December 31, 2015, Yanacocha experienced five lost time injuries, the same number of lost time injuries it experienced in 2014.

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

By-Laws of Yanacocha

Yanacocha is governed by the Peruvian Companies Law and the estatutos (the combined articles of incorporation and by-laws) of Yanacocha, or the “Yanacocha By-Laws.”

Control Over Major Corporate Events

Pursuant to the Peruvian Companies Law and the Yanacocha By-Laws (including applicable quorum requirements), without the affirmative vote of the partners of Yanacocha representing at least 51% of the voting shares, none of the following may occur:

•	an increase or decrease in Yanacocha’s capital;

•	the issuance of any debentures;

•	any sale of an asset whose book value is at least 50% of the paid-in capital relating to such asset;

•	any amendment to the Yanacocha By-Laws to change its business form;

•	the merger, consolidation, dissolution or liquidation of Yanacocha; or

•	any other amendment of the Yanacocha By-Laws.

Pursuant to the Shareholders Agreement among Newmont Second, Condesa, Compagnie Miniére Internationale Or S.A. and IFC, dated as of August 16, 1993, as amended by a General Amendment Letter, dated August 17, 1994, any member of the Executive Committee of Yanacocha who wishes to propose that Yanacocha’s Executive Committee authorize Yanacocha to take a Significant Action (as defined below) must (i) give written notice to each partner of such proposal before consideration thereof at a meeting of the Executive Committee and (ii) refrain from voting to approve such Significant Action until (x) the Executive Committee has received the consent of 80% of the partners of Yanacocha (a partner is deemed to have consented if no objection is received from such partner within 30 days after being notified) or (y) the Executive Committee has received the consent of at least 51% of the partners of Yanacocha and 45 days have elapsed since the member of the Executive Committee who proposed the Significant Action has responded in writing to objections received from objecting partners. “Significant Action” means:

•	a disposal or sale of more than 20% by value of Yanacocha’s fixed assets;

•	any planned shutdown or cessation of Yanacocha’s mining activities that is planned to last for more than one year;

•	any capital expenditure by Yanacocha exceeding US$20 million;

•	any disposal or sale by Yanacocha of the mining rights covered by certain concessions; or

•	the approval of the construction of a project in the area owned by Yanacocha (other than the Carachugo mine and processing facilities).

Preemptive Rights

The Peruvian Companies Law and the Yanacocha By-Laws provide preemptive rights to all partners of Yanacocha. In the event of a capital increase, any partner has a preemptive right to pay its pro rata share of such increase to maintain such partner’s existing participation in Yanacocha.

In the event of a proposed transfer, exchange or sale, either voluntary or involuntary, of participation, collectively referred to as the “Offered Participation,” of one or more partners, any partner has a right to acquire the Offered Participation in proportion to its holdings of partners’ capital. If the entire partnership fails to exercise this right or some partners indicate their decision to acquire a smaller share than that to which they are entitled, the other partners will receive an increase, and consequently, the remaining participation will be distributed among them in proportion to such partners’ capital participation and within the maximum limit of the participation they have stated their intention to acquire. Finally, any Offered Participation remaining unsubscribed by the partners must first be offered to Yanacocha before they may be offered to third parties.

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

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru. Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha. In 2015, Yanacocha accrued fees of US$13.3 million owed to Newmont Peru and its affiliates under the Management Contract.

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

Directly Operated Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by us. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires a payment from us equal to 10% of production value, subject to certain conditions. Operations started in the Orcopampa mine in 1965. In 2015, we made lease payments of US$21.9 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

The Orcopampa mine is located in the province of Castilla, department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima, at an altitude between 3,800 and 4,500 meters above sea level.

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

In 2015, geological exploration activities were continued on the Lucía – Julissa veins system, extension east of Prometida Ramal 1 in the Prometida mine and on the Nazareno veins system, which includes Nazareno Este, Pucará Sur, Denisse and Oliva.

As of December 31, 2015, proven and probable ore reserves totaled 648,353 tons, with 51.32 grams per ton of silver and 14.78 grams per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2014		2015
Mining Operations:
Ore mined (t)		454,694		458,222
Average gold grade (g/t)		14.15		14.32
Average silver grade (g/t)		56.26		69.86
Production:
Gold (oz.)		203,226		204,629
Silver (oz.)		430,494		562,795
Recovery rate (gold) (%)		97.72		95.30
Recovery rate (silver) (%)		51.44		53.64
Cost applicable to sales per oz. of gold(2)	US$	777	US$	680
Cost applicable to sales per oz. of silver(2)	US$	11.29	US$	8.85

(1)	Incorporates losses for mining dilution and recovery.
(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Uchucchacua

The Uchucchacua mine is wholly-owned and operated by us. Operations began in 1975, and Uchucchacua is currently our largest producer of silver. Uchucchacua is located in the province of Oyón, department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level.

Uchucchacua’s mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver content.

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

In December 2013, we completed construction of manganese sulfate plant Rio Seco, located 102 kilometers north of Lima. In January 2014, operations began with the treatment of manganese – silver concentrates from the Uchucchacua mine. During 2015, 24,065 tons were treated, with 144.7 ounces per ton of silver, 7.1% lead, 25.4% manganese, and following treatment 15,319 tons were obtained, with 225.0 ounces per ton of silver, 10.9% lead and 4.2% manganese. This process also allowed for the production of 14,935 tons of sulfuric acid of 98.0 percent purity and 12,880 tons of commercial grade manganese sulfate monohydrate.

During 2015, the main exploration focused on the Socorro mine. We also explored the Huantajalla mine, Carmen mine and Casualidad mine with relative success, finding narrow structures with high contents of silver.

At December 31, 2015, proven and probable ore reserves were 4,271,220 tons, with 444.95 grams per ton of silver, 1.30% lead and 1.80% zinc.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2014		2015
Mining Operations:
Ore mined (t)		1,013,633		1,121,474
Average silver grade (g/t)		452.87		460.33
Average zinc grade (%)		1.04		1.05
Average lead grade (%)		0.81		0.82
Production:
Silver (oz.)		12,055,570		13,919,922
Zinc (t)		6,349		5,693
Lead (t)		7,605		7,947
Recovery rate (silver) (%)		81.67		83.87
Cost applicable to sales per oz. of silver(2)	US$	16.34	US$	13.97
Cost applicable to sales per ton of zinc(2)	US$	2,478	US$	2,430
Cost applicable to sales per ton of lead(2)	US$	1,843	US$	1,551

(1)	Incorporates losses for mining dilution and recovery.
(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of zinc or ton of lead consists of cost applicable to sales for silver, zinc or lead sold, divided by the volume of silver, zinc or lead produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Julcani

Julcani is an underground mine that is wholly-owned and operated by us. We acquired Julcani in 1953 as our first operating mine. Julcani is located in the province of Angaraes, department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude between 4,200 and 5,000 meters above sea level.

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver, that occurs mainly in sulfosalts in a multitude of mineralogically complex veins in dacite domes, tuffs, breccias and other tertiary volcanic rocks.

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 550 tons per day.

Electric power is generated by three hydroelectric plants, Huapa, Tucsipampa and El Ingenio. We are also connected to the Peruvian national electricity grid. Water for operations in Julcani is obtained from mine drainage, a stream and a small lagoon.

During 2015, we focused our exploration activities on the main mineralized structures of the Acchilla and Estela mines. In the Acchilla mine, we have begun exploration to test the deepening of silver mineralization in all main veins. We have also begun to explore for silver in an area that is adjacent to the Acchilla mine called Taype-Galindo.

At December 31, 2015, total proven and probable ore reserves were 288,779 tons, with 648.20 grams per ton of silver, 0.50 grams per ton of gold, 2.52% lead and 0.55% copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100% of the mine’s production

	Year Ended December 31,(1)
	2014(2)(3)		2015(2)(3)
Mining Operations:
Ore mined (t)		167,750		177,948
Average gold grade (g/t)		0.25		0.22
Average silver grade (g/t)		600.97		597.66
Average lead grade (%)		1.69		1.55
Average copper grade (%)		0.18		0.21
Production:
Gold (oz.)		414		607
Silver (oz.)		3,084,347		3,266,453
Lead (t)		2,619		2,592
Copper (t)		275		339
Recovery rate (silver) (%)		95.16		95.52
Cost applicable to sales per oz. of gold(4)	US$	603	US$	955
Cost applicable to sales per oz. of silver(4)	US$	14.14	US$	12.30
Cost applicable to sales per ton of lead(4)	US$	1,603	US$	1,425
Cost applicable to sales per ton of copper(4)	US$	5,195	US$	4,416

(1)	Includes losses due to mining dilution and recovery.
(2)	Includes total Acchilla and Estela mine production.
(3)	Reflects total recovery percentage of Acchilla and Estela ore.
(4)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

During 2015, we continued geological exploration with tunnels and diamond drilling mainly focused on the Isguiz body-vein and the María-Dana system silver veins. In 2016, we plan to construct exploration tunnels and conduct diamond drilling on the Nicole area in the Jumasha limestones. The San Sebastian project (2.5 kilometers northeast from Isguiz) will be explored for silver, lead and zinc with at least 3,500 meters of diamond drilling in the recognized mineralized structures by geological mapping.

As of December 31, 2015, proven and probable ore reserves were 86,446 tons, with 341.21 grams per ton of silver, 0.50 grams per ton of gold, 6.35% lead and 8.93% zinc.

Set forth below are certain unaudited operating data for the Mallay mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31, (1)(2)
	2014		2015
Mining Operations:
Ore mined (t)		148,058		158,124
Average silver grade (g/t)		272.77		269.48
Average lead grade (%)		5.80		5.05
Average zinc grade (%)		7.79		6.60
Production:
Silver (oz.)		1,216,064		1,285,361
Lead (t)		7,513		7,193
Zinc (t)		9,893		9,173
Recovery rate (silver) (%)		93.68		93.82
Cost applicable to sales per oz. of silver(3)	US$	13.76	US$	13.90
Cost applicable to sales per ton of lead(3)	US$	1,547	US$	1,544
Cost applicable to sales per ton of zinc(3)	US$	1,855	US$	1,794

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at Mallay mine.
(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of lead or ton of zinc consists of cost applicable to sales for silver, lead or zinc sold, divided by the volume of silver, lead or zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

We ceased mining activities at Breapampa in November 2014. However, in 2015 we recovered 13,757 ounces of gold from the leachpads. Currently, the mine is in closure stage.

Proven and probable ore reserves at December 31, 2015 were 519,539 tons, with 17.11 grams per ton of silver and 0.44 grams per ton of gold.

Set forth below are certain unaudited operating data for the Breapampa mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2014(2)		2015(3)
Mining Operations:
Ore mined (t)		2,264,111		—
Average gold grade (g/t)		1.54		—
Average silver grade (g/t)		35.02		—
Production:
Gold (oz.)		74,807		13,757
Silver (oz.)		369,032		180,277
Cost applicable to sales per oz. of silver(4)	US$	6.56	US$	9.26
Cost applicable to sales per oz. of gold(4)	US$	452	US$	715

(1)	Incorporates losses for mining dilution and recovery and reflects operations through 2014.
(2)	Data reflects mining operations only at Parccaorcco and its Colluvial deposit.
(3)	Mining operations at Breapampa were suspended in 2014. Production data for 2015 reflects gold and silver recovered from leach pads.
(4)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

La Zanja

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca in northern Peru. La Zanja is located 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. We hold a 53.06% interest in La Zanja and Newmont holds a 46.94% interest.

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

During 2015, we continued tunneling and diamond drilling exploration in the Alejandra underground project. We also continued exploring with diamond drilling in other areas around San Pedro Sur, Pampa Verde and Alejandra, such as Cocán and Campana.

Total proven and probable ore reserves at December 31, 2015 were 11,905,137 tons, with 4.04 grams per ton of silver and 0.62 grams per ton of gold.

Set forth below are certain unaudited operating data for La Zanja, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,
	2014		2015
Mining Operations:
Ore treated (t)		7,501,654		8,576,614
Average gold grade (g/t)		0.84		0.70
Average silver grade (g/t)		8.71		5.97
Production:
Gold (oz.)		143,573		141,071
Silver (oz.)		422,395		331,080
Cost applicable to sales per oz. of gold(1)	US$	569	US$	789
Cost applicable to sales per oz. of silver(1)	US$	8.35	US$	10.55

(1)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tantahuatay

Tantahuatay is a gold-copper mine located in the district and province of Hualgayoc, department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. The Tantahuatay mine is operated by us and wholly-owned by Coimolache, in which we hold a 40.10% equity interest.

Geologically, the Tantahuatay deposits are located at diatremes or volcanic necks in a sequence volcano-magmatic hydrothermal predominant linked to the regional mineralized sector north of Peru.

Tantahuatay consists of five areas of Au-Ag mineralization, contained in material of supergenic oxidation (Mirador Norte, Mirador Sur, Cienaga Norte, Cienaga Sur and Tantahuatay). We have also discovered that below the oxides level of the Cerro Tantahuatay area, there is a significant resource of Cu-Au-Ag in pyrite-enargite ore (sulphides), which is present as disseminations and fracture fillings associated with advanced argillic alteration and multiphase breccia bodies.

During 2015, we performed diamond drilling to update the reserves block model of the open pits Tantahuatay 2 and Ciénaga Norte and to explore the Mirador Sur, Mirador Norte, and Ciénaga Norte projects to increase mineral resources.

Total proven and probable ore reserves at December 31, 2015 were 66,196,953 tons, with 7.09 grams per ton of silver and 0.43 grams per ton of gold.

Set forth below are certain unaudited operating data for the Tantahuatay mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)(2)
	2014		2015
Mining Operations:
Ore treated (t)		9,854,334		12,185,425
Average gold grade (g/t)		0.57		0.50
Average silver grade (g/t)		11.08		13.00
Production:
Gold (oz.)		143,643		144,782
Silver (oz.)		754,357		879,832
Cost applicable to sales per oz. of gold(3)	US$	455	US$	489
Cost applicable to sales per oz. of silver(3)	US$	6.71	US$	6.59

(1)	Incorporates losses for mining dilution and recovery.
(2)	Data reflect mining operations at the Tantahuatay 2 deposit only.
(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization

Colquijirca and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly-owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 54.07% at December 31, 2015.

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

Mining at Colquijirca is conducted through the open-pit method from which zinc and lead concentrates are produced. El Brocal’s zinc concentrate typically contains 50% zinc, while its lead concentrate contains 50% lead. Mining at Marcapunta Norte is conducted through the sublevel stopping method, from which copper concentrates are produced. El Brocal’s copper concentrates typically contains 26% copper, 4% silver and8% arsenic.

The Huaraucaca concentrator plant processes ore from both mines. In 2015, average treated ore at the plant reached 13,875 tons per day as result of increased capacity from 10,732 tons per day in the first quarter of 2015 to 16,591 tons per day in the fourth quarter of 2015 due to the completion of an expansion project. The Colquijirca mine primarily relies on a power line connected to the Peruvian national electricity grid.

El Brocal has conducted an exploration program at the Marcapunta deposit to confirm mineralization and find possible extensions, as well as to increase reserves at the Colquijirca and Marcapunta Norte mines. This program was discontinued in 2014. At the end of 2014, El Brocal obtained approval for its EIS relating to a diamond drilling program at the Marcapunta deposit.

In 2015, we invested US$24 million in tailings capacity expansion and complementary equipment for a processing plant. The construction of the expansion project operations were completed in 2014 (which, since 2008, has cost US$500 million) and reached the full expected capacity of 18,000 tons per day in December 2015. In 2015, exploration was halted in prospective areas such as San Gregorio, Marcapunta Oeste and other areas to focus efforts on increasing the crushing, milling and flotation processes to the expected capacity.

Total proven and probable reserves of Colquijirca as of December 31, 2015 were 56,200,000 tons, with 35.15 grams of silver per ton, 2.3% of zinc and 0.85% of lead. Total proven and probable reserves of Marcapunta Norte as of December 31, 2015 were 21,749,700 tons with 18.973 grams of silver per ton, 0.39 grams of gold per ton and 2.25% copper.

Set forth below are certain unaudited operating data for the Colquijirca mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2014	2015
Mining Operations:
Ore mined (t)	481,589	3,101,851
Average silver grade (oz./t)	1.92	1.34
Average zinc grade (%)	3.12	2.77
Average lead grade (%)	1.20	1.03
Production:
Silver (oz.)	603,342	2,811,391
Zinc (t)	10,126	53,319
Lead (t)	3,459	18,854
Recovery rate (silver) (%)	64.30	67.52
Recovery rate (zinc) (%)	67.06	61.96
Recovery rate (lead) (%)	56.42	58.73
Cost applicable to sales per ton of mine(2)	1,369	1,601

(1)	Incorporates losses for mining dilution and recovery.
(2)	Represents cost applicable to sales per ton of zinc for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of zinc consists of cost applicable to sales for zinc divided by the volume of zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2014	2015
Mining Operations:
Ore mined (t)	2,773,738	1,962,627
Average silver grade (oz./t)	0.84	0.75
Average gold grade (gr/t)	0.31	0.35
Average copper grade (%)	1.71	1.92
Production:
Silver (oz.)	1,463,872	858,109
Gold (oz.)	14,134	11,263
Copper (t)	43,282	32,061
Recovery rate (silver) in copper (%)	62.36	58.48
Recovery rate (gold) in copper (%)	56.50	50.27
Recovery rate copper (%)	86.23	87.0
Cost applicable to sales per ton of mine(2)	5,096	5,322

(1)	Incorporates losses for mining dilution and recovery.
(2)	Represents cost applicable to sales per ton of copper for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of copper consists of cost applicable to sales for copper divided by the volume of copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review Prospects—Buenaventura—F. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

As of December 31, 2015, our total proven and probable reserves, including our equity share in the proven and probable reserves of El Brocal (54.07%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (43.65%), were estimated to be 3.52 million ounces of gold, representing a 60.23% decrease compared to our total proven and probable reserves as of December 31, 2014, which were estimated to be 8.85 million ounces of gold. This decrease is primarily due to the reclassification of the Conga mine gold reserves (5.5 million ounces as of December 31, 2014) as resources or NRM as of December 31, 2015.

As of December 31, 2015, our total proven and probable reserves, including our equity share in El Brocal (54.07%), La Zanja (53.06%), Coimolache (Tantahuatay) (40.10%) and Yanacocha (43.65%), were estimated to be 139.04 million ounces of silver, representing a 17.29% decrease over our total proven and probable reserves as of December 31, 2014, which were estimated to be 168.10 million ounces of silver. This decrease is primarily due to the reclassification of the Conga mine silver reserves (37.8 million ounces as of December 31, 2014) as resources or NRM as of December 31, 2015.

The following table lists the proven and probable ore reserves as of December 31, 2015 for each of our consolidated mining operations, the Tantahuatay mine, where we have a 40.10% equity interest, the La Zanja mine, where we have a 53.06% equity interest, and the Colquijirca & Marcapunta (El Brocal) mines, where we have a 54.07% equity interest. The reserves show in the table below are the total reserves for each mine and do not reflect our equity share of reserves in non-wholly-owned mines.

Proven Ore Reserves at December 31, 2015 (1) (2)

	Orcopampa(3)	Uchucchacua(4)	Julcani (5)	Mallay(6)	Tambomayo(7)	Antapite(8)	Breapampa(9)	La Zanja(10)	Tantahuatay(11)	Colquijirca(12)(13)	Marcapunta(12)(14)	Total/ Average

Ore Reserves (t)	447,911	2,688,395	198,365	66,572	747,639	24,538	519,539	4,672,820	53,810,366	18,400,000	5,833,113	87,409,258

Grade:
Gold (g/t)	14.86	-	0.53	0.50	9.01	10.16	0.45	0.63	0.45	-	0.40	0.50
Silver (g/t)	45.97	433.42	647.91	338.86	312.92	-	17.18	4.26	6.42	30.87	18.35	29.87
Copper (%)	-	-	0.57	-	-	-	-	-	-	0.09	2.36	0.13
Zinc (%)	-	2.00	-	8.91	2.87	-	-	-	-	2.68	-	0.99
Lead (%)	-	1.38	2.70	6.38	1.86	-	-	-	-	0.91	-	0.37

Content:
Gold (oz.)	213,918	-	3,364	1,076	216,503	8,017	7,515	94,920	782,032	-	75,016	1,402,361
Silver (oz.)	662,012	37,461,786	4,132,117	725,265	7,521,652	-	286,981	639,878	11,107,786	18,264,000	3,441,537	84,243,014
Copper (t)	-	-	1,135	-	-	-	-	-	-	15,840	137,661	154,636
Zinc (t)	-	53,793	-	5,931	21,490	-	-	-	-	492,720	-	573,934
Lead (t)	-	37,177	5,346	4,250	13,882	-	-	-	-	168,160	-	228,815

Probable Ore Reserves at December 31, 2015 (1) (2)

	Orcopampa(3)	Uchucchacua(4)	Julcani (5)	Mallay(6)	Tambomayo(7)	Antapite(8)	Breapampa(9)	La Zanja(10)	Tantahuatay(11)	Colquijirca(12)(13)	Marcapunta(12)(14)	Total/ Average

Ore Reserves (t)	200,442	1,582,825	90,414	19,874	333,392	13,009	-	7,232,317	12,386,587	37,800,000	15,916,645	75,575,505

Grade:
Gold (g/t)	14.64	-	0.45	0.55	10.41	10.91	-	0.61	0.35	-	0.39	0.57
Silver (g/t)	63.69	464.58	648.82	349.19	231.88	-	-	4.02	9.99	37.17	18.97	35.63
Copper (%)	-	-	0.50	-	-	-	-	-	-	0.42	2.21	0.93
Zinc (%)	-	1.45	-	9.01	3.31	-	-	-	-	2.11	–	0.09
Lead (%)	-	1.12	2.14	6.23	2.31	-	-	-	-	0.82	–	0.08

Content:
Gold (oz.)	94,338	-	1,295	350	111,561	4,564	-	140,705	138,450	-	199,575	690,838
Silver (oz.)	410,457	23,641,913	1,886,037	223,118	2,485,514	-	-	933,664	3,979,665	45,169,000	9,709,154	88,438,522
Copper (t)	-	-	454	-	-	-	-	-	-	157,510	351,758	509,722
Zinc (t)	-	23,013	-	1,790	11,028	-	-	-	-	799,270	–	835,101
Lead (t)	-	17,743	1,931	1,239	7,688	-	-	-	-	308,560	–	337,161

(1)	Geominería S.A.C., an independent consultant company, audits the process used to estimate proven and probable ore reserves in our wholly-owned mines, as of December 31, 2015. In 2014 MINTEC Inc., an independent consultant, updated the proven and probable reserves for El Brocal and defined the final limits of the open pit. As of December 31, 2015, we have updated topographically subtracting the 2015 production. HATCH, an independent consultant, audits the process used to estimate proven and probable ore reserves for La Zanja and Tantahuatay at December 31, 2015.
(2)	For the year ended December 31, 2015, reserves were calculated using the following prices: US$1,250 per ounce of gold, US$19 per ounce of silver, US$2,000 per ton of zinc, US$2,000 per ton of lead and US$5,500 per ton of copper.
(3)	The metallurgical recovery factors that impacted the calculated reserves for Orcopampa at December 31, 2015 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and ore grade being lower than estimated or expected.
(4)	The metallurgical recovery factors that impacted the calculated reserves for Uchucchacua at December 31, 2015 were the complexity of the ore, the variation of head ore grades and the high manganese content.
(5)	The metallurgical recovery factors that impacted the calculated reserves for Julcani at December 31, 2015 were when the ore contained iron sulfide (Pyrite) higher than 8% and the quality of water used in the processing plant.
(6)	The metallurgical recovery factors that impacted the calculated reserves for Mallay at December 31, 2015 were the high variation in ore grade and the variation in the hardness of the host rocks.
(7)	The metallurgical recovery factors that impacted the calculated reserves for Tambomayo at December 31, 2015 were the complex process to treat polymetallic ore and the variation in the hardness of the host rocks.
(8)	The metallurgical recovery factors that impacted the calculated reserves for Antapite at December 31, 2015 were the high variation in ore grade and the quality of water used in process plant.
(9)	The metallurgical recovery factors that impacted the calculated reserves for Breapampa at December 31, 2015 were the clay content in ore higher than 10% and the iron sulfide (Pyrite) content in ore higher than 3%.

(10)	The reserves shown for La Zanja, in which we owned a 53.06% of equity interest at December 31, 2015, are the total reserves of the mine and do not indicate our equity share. The metallurgical recovery factors that impacted the calculated reserves were when the clay content in ore being higher than 10% and the copper presence in the ore.
(11)	The reserves shown for Tantahuatay, in which we own a 40.10% of equity interest at December 31, 2015, are the total reserves for the mine and do not indicate our equity share. The metallurgical recovery factors that impacted the calculated reserves were when the clay content in ore being higher than 10% and the iron sulfide (Pyrite) content in ore being higher than 3%.
(12)	El Brocal, in which we own 54.07% controlling equity interest at December 31, 2015, owns the Colquijirca and Marcapunta mines. The reserves shown for Colquijirca and Marcapunta are the total reserves of the mines and do not indicate our shareholdings.
(13)	The metallurgical recovery factors that impacted the calculated reserves for Colquijirca at December 31, 2015 were the high content of clay, and soluble salts in the ore.
(14)	The metallurgical recovery factors that impacted the calculated reserves for Marcapunta at December 31, 2015 were the high content of arsenic in the ore and the hardness of the host rocks.

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha—Business Overview” and “—Description of Yanacocha’s Operations.”

Carachugo – Chaquicocha

Chaquicocha Sur is an 85-hectare gold deposit (ultimate pit) which lies in the east-central part of the Yanacocha district, approximately one kilometer southeast of the mined out Carachugo deposit and 300 meters south of the Chaquicocha Norte pit. Mining at this deposit was completed in late 2015.

Carachugo is a 90-hectare gold deposit with a leach pad that covers approximately 306 hectares.  Carachugo, Yanacocha’s first mine, commenced operations in August 1993.  Mining was conducted by the open-pit method.  The Carachugo open-pit mine ceased mining operations in 2004, although one ore processing facility remains in operation.

Maqui Maqui

Maqui Maqui is a 75-hectare gold deposit with a leach pad covering 67 hectares, located five kilometers northeast of the Carachugo pit.  Mining operations at Maqui Maqui began in October 1994 and used the open-pit mining method.  Although mining operations at Maqui Maqui ceased in September 2000, gold recovery from the leach pad continues.  The Maqui Maqui East expansion commenced operations in 2010 and mining at this deposit was completed in late 2015.

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

Cerro Yanacocha

Cerro Yanacocha is a 247-hectare gold deposit (ultimate pit) with a leach pad covering approximately 310 hectares.  The Cerro Yanacocha pit is located two kilometers northwest of the Carachugo pit.  Operations began in the fourth quarter of 1997 using the open-pit mining method.  Cerro Yanacocha includes a carbon column gold recovery plant and a Merrill-Crowe-type ore processing facility.  Cerro Yanacocha temporarily ceased operations in October 2010 and restarted operations in 2015 with mining in the layback area and the deep transitional stockpiles located inside the current open pit. Mining activities are scheduled to cease by 2019.

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

Mining operations in Tapado Oeste was completed at the end of 2015, while the construction of the Tapado Oeste layback was approved in early 2015. The Tapado Oeste layback began mining operations in the first quarter of 2015.

Western Oxides

The Western Oxides are comprised of the Cerro Negro Oeste and La Quinua Sur open-pit mines.  Cerro Negro Oeste, a 40-hectare gold deposit, is located 6.5 kilometers southwest of the La Quinua pit.  This pit utilizes the La Quinua leach pad as its ore facility.  La Quinua Sur, a 110-hectare gold deposit, is located south of the Tapado Oeste pit and is completely covered by La Quinua gravel.  Mining activities started in Cerro Negro West in August 2011 and are scheduled to be finished in 2016. La Quinua Sur commenced mining activities in July 2014 and is scheduled to cease operations in 2019. The ore mined from this pit will be processed at the La Quinua leach pad expansion.

Eastern Oxides

The Eastern Oxides consist of the Marleny open-pit mine.  The Marleny pit, an 8-hectare deposit, is located to the west of the Carachugo backfill.  Marleny started mining operations in May 2013 and ceased operations in April 2014. Mining will restart to deepen the current pit in the first half of 2016.

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

The following table lists proven and probable reserves and the average grade of ore as of December 31, 2015 for Yanacocha. Calculations with respect to the estimates of proven and probable reserves are based on a gold price of US$1,200 per ounce and a copper price of US$2.75 per pound as of December 31, 2015. The proven and probable reserves presented below represent the total quantity of ore to be extracted from the deposits, allowing for mining efficiencies and ore dilution. Ounces of gold and pounds of copper in the districts of Yanacocha’s proven and probable reserves are calculated before any losses during metallurgical treatment.

	Proven and Probable Reserves at December 31, 2015ǂ
	Tonnage (thousands of DST)	Average Gold Grade (oz./DST)	Ounces Contained (thousands of ounces)
Quecher Main	96,237	0.01	1,442
Marleny	967	0.01	9
Yanacocha	3,986	0.04	152
Yanacocha Layback	41,356	0.01	490
La Quinua Sur	44,790	0.01	646
Tapado Oeste Layback	26,428	0.04	963
Cerro Negro	6,682	0.01	89
Transition Stockpile	5,295	0.03	145
Deep Transitional Stockpile	7,317	0.06	431
Gold Mill Stockpile	2,639	0.08	218
Maqui Maqui Leach Pad	519	0.04	23
Carachugo Leach Pad	1,961	0.02	34
Yanacocha Leach Pad	87	0.03	2
La Quinua Leach Pad	21,981	0.02	410
Total	260,244	0.02	5,057

ǂ	Proven and probable reserves, as of December 31, 2015, were calculated using a gold price assumption of US$1,200 per ounce.

As of December 31, 2015, Yanacocha’s total proven and probable reserves (excluding the Conga project, the reserves for which were reclassified as resources or NRM as of December 31, 2015) were estimated to be 5.1 million ounces of gold, representing a 4% increase over Yanacocha’s total proven and probable reserves (excluding the Conga Project) as of December 31, 2014, which were estimated to be 4.9 million ounces of gold. Yanacocha’s total proven and probable reserves of copper were 3.3 billion pounds as of December 31, 2015 representing no change from of copper reserves reported as of December 31, 2014.

Based on the current recovery rate and estimated gold production levels in 2015, most of Yanacocha’s proven and probable reserves as of December 31, 2015 will be depleted by 2019 unless Yanacocha continues adding reserves to the production plan (such as the Quecher Main). Yanacocha’s management believes that its prospective land positions and mining concessions provide it with potential for future exploration and additions to its reserves.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65% partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.58% equity interest.

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Financial Statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 and the related notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our financial statements in U.S. Dollars.

A.	Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include:

•	the Julcani, Mallay, Breapampa, Uchucchacua, Orcopampa, mining units;

•	the Colquijirca, Marcapunta, and La Zanja mines, which are owned through consolidated subsidiaries;

•	Chaupiloma, which receives a royalty payment from Yanacocha;

•	Condesa, which is mainly a holding company for investments in us, Yanacocha and other affiliated mining companies;

•	Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies;

•	other minor subsidiaries; and

•	discontinued operations.

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

Yanacocha. Historically, a substantial part of our net loss before income tax was derived from our equity interest in Yanacocha. We have a 43.65% equity participation in Yanacocha, which is held through our wholly-owned subsidiary, Condesa. Our partnership interest in Yanacocha is accounted for under the equity method and is included under the caption “Investment in associates” on our consolidated statements of financial position. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and us.

Cerro Verde. As of December 31, 2015, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

Results of operations. The primary factors affecting our results of operations are:

•	the amount of gold, silver, zinc and copper produced and sold by us;

•	prevailing world market prices for gold, silver, zinc and copper;

•	commercial terms with respect to the sale of ore concentrates; and

•	our operating expenses.

Gold and silver price hedging. Our revenues and earnings are strongly influenced by world market prices for gold, silver, zinc and copper that fluctuate widely and over which we have no control. Depending upon the metal markets and other conditions, we may from time to time hedge our gold and silver sales to decrease our exposure to fluctuations in the prices of these metals. We and our wholly-owned subsidiaries are currently completely unhedged as to the price at which our gold and silver will be sold. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold and silver.

Operating costs and expenses. Operating costs and expenses consist of:

•	operating costs, which are direct production costs, the major component of operating expenses;

•	exploration costs in operational mining sites;

•	depreciation and amortization expenses;

•	exploration costs in non-operational mining areas;

•	administrative expenses, which principally consist of personnel expenses;

•	royalties, which consist of payments to third parties and the Peruvian government to operate leased mining rights; and

•	selling expenses, which principally consist of freight expenses.

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

Net income and net distributable income. Under Peruvian law, each company is required to establish a legal reserve equal to at least 20% of its paid-in capital on an unconsolidated basis. An annual contribution of at least 10% of net income must be made until such legal reserve equals 20% of paid-in capital. The legal reserve may offset losses or be capitalized. However, following any instance in which the reserve is used, Peruvian law calls for mandatory replenishment of the reserve.

Royalties. Royalty expenses consist mainly of payments made by us pursuant to lease agreements relating to mining rights for the Orcopampa mine. Specifically, we pay the lessor a royalty of 10% of the value of the concentrates produced. We are also required to pay the Peruvian government mining royalties and taxes. In addition to mining royalties, pursuant to Law No. 29789, effective October 1, 2011, mining operations in Peru are subject to a new extraordinary mining tax. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes.”

Environmental protection laws and related regulations. Our business is subject to Peruvian laws and regulations relating to the exploration and mining of mineral properties, as well as the possible effects of such activities on the environment. We conduct our operations substantially in accordance with such laws and regulations.

Discontinued operations.  In 2014, we publicly announced our decision to discontinue operations and sell any remaining assets and equipment at four of our mining units: Poracota, Recuperada, Antapite and Shila-Paula.  As a consequence, these mining units are presented in the Financial Statements as mining units held for sale.  According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. See Notes 1(e) and 2.4(x) to the Financial Statements.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or Management, to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements. Management has identified the following accounting estimates and policies as critical:

•	mineral reserves and resources;

•	unit-of-production depreciation;

•	mine rehabilitation provision;

•	inventories;

•	impairment of non-financial assets;

•	taxes; and

•	fair value of contingent consideration.

Other significant accounting policies include:

•	contingencies;

•	development start date; and

•	production start date.

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

Mineral reserves and resources

Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2013 were reviewed by an independent consultant Algon Investments S.R.L. and Geomineria S.A.C. as of December 31, 2014 and 2015. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2013 and 2014 were reviewed by independent consultant MINTEC Inc., which is in the process of reviewing the conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2015.

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

This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life-of-mine production. The life of each item, which is assessed at least annually, is determined based on both its physical life limitations and present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in estimates are accounted for prospectively.

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

Following our accounting treatment, as of December 31, 2015, we have recorded an accrual for mine closure costs of US$166.4 million to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 16(b) to the Consolidated Financial Statements.

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

During 2014, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units and as a result we recorded an impairment loss for one of our mining units (Shila-Paula), which resulted in the recognition of asset impairment amounted to US$0.8 million (recognized as operating expense). This impairment charge had no impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs. As noted above, as of December 31, 2015 and as of the date of this Form 20-F, four of our mining units (Recuperada, Poracota, Shila-Paula and Antapite) were and are held for sale.

During 2015, we updated our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units and, as a result, we recorded an impairment loss for two of our mining units (La Zanja and Breapampa), which resulted in the recognition of asset impairment amount of US$11.2 million (recognized as an operating expense). These impairment charges had no impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflecting of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2013, 2014 and 2015 impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following years.

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

As of December 31, 2015, 2014 and 2013, our valuation allowance totaled US$18.2 million, US$4.2 million, and US$6.4 million.

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

Segment Reporting

Management has determined its operating segments based on reports that the Company’s Chief Operating Decision Maker (the “CODM”) uses for making decisions. The Company’s operations are organized into business units based on its products and services, activities and geographic locations. The broad categories of the Company’s business units are:

•	Production and sale of minerals;

•	Exploration and development activities;

•	Construction and engineering services;

•	Energy generation and transmission services;

•	Insurance brokerage;

•	Rental of mining concessions;

•	Holding of investment in shares (mainly in Yanacocha and Chaupiloma); and

•	Industrial activities.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Company’s consolidated financial statements. Also, the Company’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently. See Note 31 to the Financial Statements.

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

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized. See Note 29(f) and (g) to the Financial Statements.

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

Revenues for engineering services rendered by BISA are recognized based on the progress of the current service contracts.

Revenues for construction services rendered by BISA Construction S.A. are recognized when the outcome of a contract can be estimated reliably. Contract revenue associated with a construction contract is recognized by reference to the stage of completion of the contract activity at the end of the reporting period.

Fair value of embedded derivative for concentrate sales

Substantially all of our concentrate sales contracts provide final pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices. We ultimately receive market prices based on prices in the specified future period, however, the accounting rules applied to these sales result in changes recorded as revenue until the specified future period. We record revenues and invoice customers at the time of shipment based on current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded in each reporting period until the date of final pricing. See Notes 21(a) and 32(b) to the Financial Statements.

Results of Operations for the Years Ended December 31, 2015 and 2014

Net sales of goods. Net sales of goods decreased by 18.95%, from US$1,067.3 million in 2014 to US$865.0 million in 2015. The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2014 and 2015, as well as the variation in such average realized prices and volumes recorded for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Average Realized Price	Year ended December 31,
	2014	2015	Variation*

Gold (US$/oz.)	1,263.32	1,151.45	(8.86)%
Silver (US$/oz.)	18.65	15.06	(19.25)%
Lead (US$/t)	2,106.87	1,711.87	(18.75)%
Zinc (US$/t)	2,243.76	1,838.86	(18.05)%
Copper (US$/t)	6,737.78	4,514.93	(32.99)%

Volume Sold	Year ended December 31,
	2014	2015	Variation*

Gold (oz.)	439,093	380,899	(13.25)%
Silver (oz.)	19,088,923	21,023,873	10.14%
Lead (t)	18,820	32,389	72.10%
Zinc (t)	21,231	55,529	161.55%
Copper (t)	40,263	29,094	(27.74)%

(a)   Gold sales. Average realized sales prices for gold decreased from US$1,263.32 per ounce in 2014 to US$1,151.45 per ounce in 2015. Gold sales volume decreased from 439,093 ounces in 2014 to 380,899 ounces in 2015, mainly due to a decreased gold production at our Breapampa mining unit. The combined effect of these changes resulted in a US$112.5 million decrease in income from sales of gold in 2015 as compared to 2014.

(b)  Silver sales. Average realized sales prices for silver decreased from US$18.65 per ounce in 2014 to US$15.06 per ounce in 2015. Silver sales volume increased from 19,088,923 ounces in 2014 to 21,023,873 ounces in 2015, mainly due to increased silver production at our Uchucchacua, Colquijirca and Julcani mining units. The combined effect of these changes resulted in a US$38.5 million decrease in income from sales of silver in 2015 as compared to 2014.

(c)  Lead sales. Average realized sales prices for lead decreased from US$2,106.87 per ton in 2014 to US$1,711.87 per ton in 2015. Lead sales volume increased from 18,820 tons in 2014 to 32,389 tons in 2015, mainly due to increased lead production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$16.3 million increase in income from sales of lead in 2015 as compared to 2014.

(d)  Zinc sales. Average realized sales prices for zinc decreased from US$2,243.76 per ton in 2014 to US$1,838.86 per ton in 2015. Zinc sales volume increased from 21,231 tons in 2014 to 55,529 tons in 2015, mainly due to increased zinc production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$55.2 million increase in income from sales of zinc in 2015 as compared to 2014.

(e)  Copper sales. Average realized sales prices for copper decreased from US$6,737.78 per ton in 2014 to US$4,514.93 per ton in 2015. Copper sales volume decreased from 40,263 tons in 2014 to 29,094 tons in 2015, mainly due to decreased copper production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$139.9 million decrease in income from sales of copper in 2015 as compared to 2014.

Net sales of goods figures are obtained by deducting the refinery charges and penalties incurred (a total of US$196.2 million of refinery charges and penalties were incurred in 2015, compared with US$184.5 million incurred in 2014) and revenues from mining units held for sale (a total of US$0.4 million revenues provided from mining units held for sales in 2015, compared with US$5.1 million provided in 2014) from the gross sales of all metals sold. See Note 21(a) to the Financial Statements.

Sales of services decreased by 23.9%, from US$71.6 million in 2014 to US$54.5 million in 2015, mainly due to a US$18.1 million decrease in sales of services in our construction and engineering segments, a result of a reduction in the number of contracts related to the development and construction of mining projects in 2015.

Royalty income. In 2015, royalty income received by our subsidiary Chaupiloma amounted to US$32.4 million, representing a 12.1% decrease from the US$36.9 million in royalty income received in 2014. This decrease was due to a decrease in 2015 in the net sales of Yanacocha, which was primarily due to a decrease in the average realized price of gold and a decrease in production at Yanacocha. We hold a 60% interest in Chaupiloma, to which Yanacocha pays a royalty that corresponds to three percent of its net sales.

Total operating costs. Total operating costs increased by 0.2%, from US$949.5 million in 2014 to US$951.8 million in 2015, due to changes in the following components:

(a)          Cost of sales of goods, excluding depreciation and amortization, increased by 0.87%, from US$533.0 million in 2014 to US$537.7 million in 2015.

(b)          Cost of services, excluding depreciation and amortization, decreased by 35.3% from US$81.5 million in 2014 to US$52.7 million in 2015, which was mainly due to costs from our construction and engineering unit decreasing by US$20.5 million as a result of lower net sales and a lower headcount.

(c)          Exploration in operating units decreased by 6.5%, from US$97.9 million in 2014 to US$91.5 million in 2015. This decrease was primarily due to a decrease of US$10.1 million in diamond drilling activities at the Orcopampa mining unit, which was partially offset by an increase of US$1.7 million and US$1.3 million at the Julcani and Breapampa mining units, respectively, due to increased exploration efforts. See Note 23 to the Consolidated Financial Statements.

(d)          Depreciation and amortization costs increased by 16.2%, from US$208.7 million in 2014 to US$242.5 million in 2015, mainly due to:

•	higher depreciation and amortization costs incurred in the La Zanja mining unit of US$51.8 million, which increased from US$53.2 million in 2014 to US$105.0 million in 2015 as a result of the decrease in the reserves during 2015.

•	higher depreciation and amortization costs incurred in the Colquijirca mining unit of US$18.7 million, which increased from US$27.0 million in 2014 to US$45.7 million in 2015 as a result of the capitalization of the expansion project at the beginning of 2015.

•	lower depreciation costs incurred in the Breapampa mining unit of US$25.8 million, which decreased from US$35.7 million in 2014 to US$9.9 million in 2015 due to the lower operations during 2015.

•	lower depreciation and amortization costs incurred in the Orcopampa and Mallay mining units of US$6.0 million and US$9.3 million, respectively, which decreased from US$48.0 million in 2014 to US$32.7 million in 2015 as a result of changes in the reserves during 2015.

(e)          Mining Royalties decreased by 3.6%, from US$28.4 million in 2014 to US$27.4 million in 2015. Royalties paid to third parties by Orcopampa amounted to US$21.7 million and US$21.9 million in 2014 and 2015, respectively. Royalties paid to the Peruvian government amounted to US$6.7 million and US$5.5 million in 2014 and 2015, respectively. The increase in royalties paid to third parties are explained by the higher production in Orcopampa, partially offset by the decrease in the price of gold in 2015. The decrease in royalties paid to Peruvian government was primarily due to the decrease in the price of gold in 2015, compared with 2014.

Total operating expenses. Operating expenses decreased by 10.3%, from US$164.7 million in 2014 to US$147.7 million in 2015, due to changes in the following components:

(a)          Administrative expenses decreased by 14.4%, from US$101.1 million in 2014 to US$86.5 million in 2015, mainly due to:

•	a decrease of US$8.3 million in the construction and engineering unit due to a decrease in the contracts during 2015;

•	a decrease of US$3.7 million in the La Zanja mining unit due to a provision for environmental contingencies for US$4.3 million recorded in 2014; and

•	a decrease of US$5.2 million in the Breapampa mining unit due to the reduction of operations during 2015 in line with the depletion of its reserves.

(b)          Exploration in non-operating areas decreased by 38.8 percent, from US$50.0 million in 2014 to US$30.6 million in 2015 due to decreased expenditures in exploration activities beginning in 2014, primarily in the Tambomayo and Alejandra projects. See Note 26 to the Financial Statements.

(c)          Impairment loss of long-lived assets increased by US$11.2 million as a result of our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 for two of our mining units (La Zanja and Breapampa).

Operating profit (loss). As a result of the foregoing, we generated an operating profit of US$61.6 million in 2014 compared to an operating loss of US$147.6 million in 2015.

Other income (expense), net. Other income (expenses), net increased by 680.0% from US$26.1 million in 2014 to US$203.7 million in 2015, mainly explained by:

(a)          Share in the results of associates under equity method. Loss from equity investments in associates increased by 132.4%, from US$74.6 million in 2014 to US$173.4 million in 2015, primarily due to an increase in net loss from our equity investment in our associate company, Yanacocha, and a decrease in net income from our equity investment in Cerro Verde.

Net loss from our interest in Yanacocha increased by 12.5%, from US$174.7 million in 2014 to US$196.5 million in 2015. Net income from our interest in Cerro Verde decreased by 91.6 percent, from US$77.9 million in 2014 to US$6.5 million in 2015. Finally, net income from our interest in Coimolache decreased by 25.3%, from US$22.3 million in 2014 to US$16.6 million in 2015.

(b)          Gain on business combination. In 2014, we recognized a gain of US$59.9 million in connection with our acquisition of the controlling interest in Canteras del Hallazgo S.A.C. (“CDH”) from Minera Gold Fields Perú S.A. (“MGFPSA”) due to the revaluation of the previously held equity interest at fair value as of the acquisition date.

(c)          Finance costs. Finance costs increased by 144.1%, from US$11.3 million in 2014 to US$27.6 million in 2015, primarily due to:

•	lower capitalization of borrowings costs of US$18.8 million due to the lack of significant qualifying assets in 2015;

•	a decrease of the interests of financial obligations of US$8.9 million, partially offset by the increase of the interests of bank loans of US$4.8 million; and

•	an increase of US$1.6 million in the financial cost related to closing mining units, due to the higher provision recorded in 2015.

Income tax. Provision for income tax decreased by 77.6%, from US$66.0 million in 2014 to US$14.8 million in 2015, primarily due to a decrease in the provision for income tax at the El Brocal and La Zanja mining units, and at the corporate unit of US$25.7 million, US$18.1 million and US$11.3 million, respectively, due to those segments showing net losses during 2015.

Non-controlling interest income (loss). Non-controlling interest changed from an income of US$14.4 million in 2014 to a loss of US$58.3 million in 2015, primarily due to a decrease in contribution of profits from the La Zanja and El Brocal units by US$33.2 million and US$38.4 million, respectively. See Note 19(a) to the Financial Statements.

Net loss. As a result of the foregoing, net loss increased from US$61.6 million in 2014 to US$375.5 million in 2015. Net loss was 5.2% of operating income in 2014 and 39.5% of operating income in 2015.

Results of Operations for the Years Ended December 31, 2015 and 2014 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2014 and 2015 in more detail in Note 31 to the Financial Statements.

Sales of goods -Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our principal mining segments during the years ended December 31, 2015 and 2014, as well as the variation in such volumes sold for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Mining Segment	Volume Sold for the year ended December 31, 2015
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	94	3,493,166	2,478	-	103
Mallay	396	1,134,528	6,612	7,482	-
Breapampa	16,069	212,826	-	-	-
Orcopampa	214,821	555,314	-	-	-
Uchucchacua	38	12,666,673	6,560	4,750	-
La Zanja	142,300	324,151	-	-	-
Colquijirca	7,181	2,637,215	16,739	43,297	28,991

Mining Segment	Volume Sold for the year ended December 31, 2014
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	12	2,851,318	2,057	-	64
Mallay	-	1,121,202	7,253	8,609	-
Breapampa	80,358	383,733	-	-	-
Orcopampa	204,862	401,782	-	-	-
Uchucchacua	-	11,940,167	6,530	4,288	-
La Zanja	143,151	418,565	-	-	-
Colquijirca	7,874	1,928,243	2,759	8,007	40,198

Mining Segment	2015 vs 2014 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	683%	23%	20%	-	61%
Mallay	100%	1%	(9)%	(13)%	-
Breapampa	(80)%	(45)%	-	-	-
Orcopampa	5%	38%	-	-	-
Uchucchacua	100%	6%	-	11%	-
La Zanja	(1)%	(23)%	-	-	-
Colquijirca	(9)%	37%	507%	441%	(28)%

Julcani. Net sales of goods increased by US$0.5 million in 2015 as compared to 2014 due to increases in the volume of silver and lead sold at that unit, partially offset by a decline in the average realized price of silver.

Mallay. Net sales of goods decreased by US$11.0 million in 2015 as compared to 2014 due to a decline in the average realized price of silver, partially offset by an increase in the amount of silver sold at that unit.

Breapampa. Net sales of goods decreased by US$86.1 million in 2015 as compared to 2014 due to a decrease in the volume of silver and gold sold and a decline in the average realized price of those minerals.

Orcopampa. Net sales of goods decreased by US$9.9 million in 2015 as compared to 2014 due to a decline in the average realized prices of gold and silver, partially offset by a 5% increase in gold sold (from 204,862 ounces sold in 2014 to 214,821 ounces sold in 2015) and a 38% increase in silver sold (from 401,782 ounces sold in 2014 to 555,314 ounces sold in 2015) at that unit.

Uchucchacua. Net sales of goods decreased by US$36.5 million in 2015 as compared to 2014 due to a decline in the average realized prices of lead and silver, partially offset by an increase in the amount of lead and silver sold at that unit.

La Zanja. Net sales of goods decreased by US$24.3 million in 2015 as compared to 2014 due to a decline in gold and silver prices, and a decrease in the volume of silver sold from 418,565 ounces sold in 2014 to 324,151 ounces sold in 2015 and gold sold from 143,151 ounces sold in 2014 to 142,300 ounces sold in 2015.

Colquijirca. Net sales of goods decreased by US$38.7 million in 2015 as compared to 2014 due to a decline in mineral prices, partially offset by an increase in tons of lead and zinc and ounces of silver sold during 2015.

Sales of services - construction and engineering segment. Net sales for the construction and engineering segment decreased by US$18.1 million in 2015 as compared to 2014 due to a reduction in the development and construction of mining projects.

Sales of services - insurance brokerage segment. Net sales for the insurance brokerage segment increased by US$1.3 million in 2015 as compared to 2014 due to an increase in the number of clients in the insurance portfolio due to our strategic associations with smaller brokers.

Sales of services - energy generation and transmission segment. Net sales for the energy and transmission segment increased by US$9.4 million in 2015 as compared to 2014 due to the increase in the demand of energy from our other operating segments.

Total operating expenses- Mining Segments

Orcopampa. During 2015, total operating expenses decreased by US$4.9 million due to a decrease in other income as a result of lower sales to third parties.

Julcani. During 2015, total operating expenses decreased by US$4.2 million due to other expenses of US$4.6 million compared to 2014.

Breapampa. During 2015, total operating expenses increased by US$1.7 million due to an impairment loss recorded during 2015 of US$7.5 million, offset by a decrease in administrative expenses compared to 2014 of US$5.2 million.

Colquijirca. During 2015, total operating expenses increased by US$3.7 million due to increases in administrative expenses and selling expenses, which were partially offset by an increase in other expenses-net, each as compared to 2014.

La Zanja. During 2015, total operating expenses decreased by US$12.9 million due to a decrease in exploration in non-operating areas of US$10.7 million which were partially offset by an increase an impairment loss by US$3.8 million, each as compared to 2014.

Uchucchacua. During 2015, total operating expenses decreased by US$2.0 million due to a decrease in administrative expenses as compared to 2014, as a result of a cost reduction plan adopted in 2014.

Mallay. During 2015, total operating expenses increased by US$0.1 million due to increases in other expenses as compared to 2014, which was partially offset by a decrease in administrative expenses and selling expenses.

Total operating expenses—construction and engineering segment. During 2015, total operating expenses for the construction and engineering segment decreased by US$7.6 million for the year ended December 31, 2015 as compared to 2014 due to decrease in administrative expenses.

Total operating expenses—insurance brokerage segment. During 2015, total operating expenses for the insurance brokerage segment increased by US$2.5 million as compared to 2014 due to an increase in administrative expenses.

Total operating expenses—energy generation and transmission segment. During 2015, total operating expenses for the energy and transmission segment decreased by US$7.6 million as compared to 2014 due to a decrease of US$8.0 million in other expenses-net.

Results of Operations for the Years Ended December 31, 2014 and 2013

Net sales of goods. Sales of goods decreased by 6%, from US$1,135.8 million in 2013 to US$1,067.2 million in 2014. The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2013 and 2014:

Average Realized Price	Year ended December 31,
	2013	2014	Variation

Gold (US$/oz.)	1,392.18	1,263.32	(9.26)%
Silver (US$/oz.)	22.33	18.65	(16.48)%
Lead (US$/t)	2,104.63	2,106.87	0.11%
Zinc (US$/t)	1,869.22	2,243.76	20.04%
Copper (US$/t)	7,179.50	6,737.78	(6.15)%

Volume Sold	Year ended December 31,
	2013	2014	Variation
Gold (oz.)	458,499	439,093	(4.23)%
Silver (oz.)	16,329,314	19,088,923	16.90%
Lead (t)	26,584	18,820	(29.21)%
Zinc (t)	38,084	21,231	(44.25)%
Copper (t)	25,406	40,263	58.48%

(a)  Gold sales. Average realized sales prices for gold decreased from US$1,392.18 per ounce in 2013 to US$1,263.32 per ounce in 2014. Gold sales volume decreased from 458,499 ounces in 2013 to 439,093 ounces in 2014, mainly due to a decreased gold production at our Orcopampa and Breapampa mining units. The combined effect of these changes resulted in a US$85.9 million decrease in income from sales of gold in 2014 as compared to 2013.

(b)  Silver sales. Average realized sales prices for silver decreased from US$22.33 per ounce in 2013 to US$18.65 per ounce in 2014. Silver sales volume increased from 16,329,314 ounces in 2013 to 19,088,923 ounces in 2014, mainly due to increased silver production at our Uchucchacua, Colquijirca and Julcani mining units. The combined effect of these changes resulted in a US$7.6 million decrease in income from sales of silver in 2014 as compared to 2013.

(c)  Lead sales. Average realized sales prices for lead increased from US$2,104.63 per ton in 2013 to US$2,106.87 per ton in 2014. Lead sales volume decreased from 26,584 tons in 2013 to 18,820 tons in 2014, mainly due to decreased lead production at our Colquijirca and Uchucchacua mining units. The combined effect of these changes resulted in a US$16.8 million decrease in income from sales of lead in 2014 as compared to 2013.

(d)  Zinc sales. Average realized sales prices for zinc increased from US$1,869.22 per ton in 2013 to US$2,243.76 per ton in 2014. Zinc sales volume decreased from 38,084 tons in 2013 to 21,231 tons in 2014, mainly due to decreased zinc production at our Colquijirca and Uchucchacua mining units. The combined effect of these changes resulted in a US$24.3 million decrease in income from sales of zinc in 2014 as compared to 2013.

(e)  Copper sales. Average realized sales prices for copper decreased from US$7,179.50 per ton in 2013 to US$6,737.78 per ton in 2014. Copper sales volume increased from 25,406 tons in 2013 to 40,263 tons in 2014, mainly due to increased copper production at our Colquijirca mining unit. The combined effect of these changes resulted in a US$88.9 million increase in income from sales of copper in 2014 as compared to 2013.

Sales of goods figures are obtained by deducting the refinery charges and penalties incurred (a total of US$184.5 million of refinery charges and penalties were incurred in 2014, compared with US$178.9 million incurred in 2013) and revenues from mining units held for sale (a total of US$5.1 million revenues provided from mining units held for sales in 2014, compared with US$25.8 million provided in 2013) from the gross sales of all metals sold. See Note 21(a) to the Financial Statements.

Net sales of services. Sales of Services decreased by 10%, from US$79.6 million in 2013 to US$71.6 million in 2014, mainly explained by the decrease of US$29.6 million in 2014 as compared to 2015 due to a reduction in the development and construction of mining projects and an increase of US$5.1 million in 2014 as compared to 2013 due to an increase in the energy generation and transmission.

Royalty income. In 2014, royalty income received by our subsidiary Chaupiloma amounted to US$36.9 million, representing a 17% decrease from the US$44.2 million in royalty income received in 2013. This decrease was due to a decrease in 2014 in the net sales of Yanacocha, which was primarily due to a decrease in the average realized price of gold and a decrease in production at Yanacocha. We hold a 60% interest in Chaupiloma, to which Yanacocha pays a royalty that corresponds to 3% of its net sales.

Total operating costs. Total operating costs increased by 3%, from US$918.7 million in 2013 to US$949.5 million in 2014, due to changes in the following components:

(a)  Cost of sales of goods, excluding depreciation and amortization, increased by 3.9%, from US$513.2 million in 2013 to US$533.0 million in 2014, due to:

•	a US$35.6 million increase in the services rendered by third parties at the Ucchuchacua mining unit, which was partially offset by (i) a decrease of US$14.7 million in our Orcopampa mining unit due to fewer services provided by third parties and a decrease in the consumption of materials and supplies.

(b)  Cost of sales of services, excluding depreciation and amortization, decreased by 28.6%, from US$114.1 million in 2013 to US$81.5 million in 2014, mainly due to:

•	a decrease of US$22.8 million in our construction and engineering unit as a result of lower net sales and a lower headcount; and

•	a decrease of US$6.2 million in the energy generation and transmission segment due to the decline in energy purchases resulting from the Huanza hydroelectric plant beginning operations in 2014.

(c)  The cost of exploration of units in operation decreased by 4%, from US$101.9 million in 2013 to US$97.9 million in 2014. This decrease was primarily due to a decrease of US$6.1 million and US$2.5 million in diamond drilling activities at the Orcopampa and Breapampa mining units, respectively, which was partially offset by an increase of US$3.9 million at the Julcani mining unit due to increased exploration efforts at Acchilla. See Note 23 to the Financial Statements.

(d)  Depreciation and amortization costs increased by 31%, from US$159.1 million in 2013 to US$208.7 million in 2014, due to:

•	higher depreciation and amortization costs incurred in the La Zanja mining unit, which increased from US$27.9 million in 2013 to US$53.2 million in 2014 as a result of increased mine development costs and amortization and fixed assets purchases;

•	higher depreciation and amortization costs incurred in the Julcani and Mallay mining units, which increased from US$24.9 million in 2013 to US$36.5 million in 2014 as a result of work-in-progress put into operation;

•	higher depreciation costs incurred in the Breapampa mining unit, which increased from US$25.5 million in 2013 to US$35.7 million in 2014 due to the start of operations in new pad stages; and

•	depreciation costs incurred by our corporate unit, which increased by US$7.2 million in 2014 due to the start of operations at the Rio Seco subsidiary, which was partially offset by a decrease in depreciation costs incurred in the Colqujirca mine from US$35.6 million in 2013 to US$26.9 million in 2014 due to the full depreciation of the R-7 tailing dam in 2013.

(e)  Mining royalties decreased by 6.6%, from US$30.4 million in 2013 to US$28.4 million in 2014. Royalties paid to third parties by Orcopampa amounted to US$23.8 million and US$21.7 million in 2013 and 2014, respectively. Royalties paid to the Peruvian government amounted to US$6 million and US$6.8 million in 2013 and 2014, respectively. The decrease in royalties paid to third parties and the Peruvian government was primarily due to a 10% decrease in gold production at the Orcopampa mining unit from 224,671 ounces produced in 2013 to 203,226 ounces produced in 2014, and the decrease in the price of gold in 2014, compared with 2013.

Total operating expenses. Operating expenses increased by 31.1%, from US$125.6 million in 2013 to US$164.7 million in 2014, due to changes in the following components:

(a)  Administrative expenses increased by 35%, from US$75.1 million in 2013 to US$101.1 million in 2014, due to an increase of administrative expenses at the corporate unit of US$21.2 million from the reversal of expenses by US$20.2 million recorded in 2013 for long-term officers’ compensation (stock appreciation rights), and an increase of US$7.9 million in the construction and engineering unit due to increased labor costs, which was partially offset by a decrease of US$4.3 million in the Orcopampa mining unit due to a decrease in labor expenses. See Note 25 to the Financial Statements.

(b)  Exploration in non-operating areas increased by 52%, from US$32.8 million in 2013 to US$50.0 million in 2014, due to increased expenditures in exploration activities beginning in 2014, primarily in the Alejandra and Tambomayo projects. See Note 26 to the Financial Statements.

Operating profit. As a result of the foregoing, operating income decreased by 71% from US$215.2 million in 2013 to US$61.6 million in 2014.

Other income (expense), net. Other income (expenses), net decreased by 79.0% from US$124.6 million in 2013 to US$26.1 million in 2014, mainly explained by:

(a)        Share in the results of associates under equity method. Loss from equity investments in associates decreased by 35%, from US$114.1 million in 2013 to US$74.6 million in 2014, primarily due to a decrease in net loss from our equity investment in our associate company, Yanacocha, which was partially offset by a decrease in net income from our equity investment in Cerro Verde. Net loss from our interest in Yanacocha decreased by 30%, from US$251.1 million in 2013 to US$174.7 million in 2014. Net income from our interest in Cerro Verde decreased by 33%, from US$116.2 million in 2013 to US$77.9 million in 2014. Finally, net income from our interest in Coimolache increased by 7%, from US$20.8 million in 2013 to US$22.3 million in 2014.

(b)         Gain on business combination. In 2014, we recognized a gain of US$59.9 million in connection with our acquisition of the controlling interest in CDH from MGFPSA due to the revaluation of the previously held equity interest at fair value as of the acquisition date.

(c)          Finance costs. Finance costs increased by 14%, from US$9.9 million in 2013 to US$11.3 million in 2014, primarily due to an increase in the cost of the financial leasing facility related to the construction of the Huanza hydroelectric plant.

Income tax. Provision for income tax decreased by 24%, from US$86.5 million in 2013 to US$66.0 million in 2014, primarily due to a decrease in the provision for income tax at the corporate unit of US$18.1 million caused by a decrease in taxable income of that unit, a decrease in the provision for income tax at the La Zanja mining unit of US$16.8 million and a decrease in other units of US$1.1 million, which was partially offset by an increase of US$16.6 million at the Colquijirca mining unit due to higher sales.

Non-controlling interest. Non-controlling interest income decreased by 48%, from US$27.5 million in 2013 to US$14.4 million in 2014, primarily due to a decrease in contribution of profits from the La Zanja and Chaupiloma units by US$18.0 million and US$2.1 million, respectively. See Note 19(a) to the Financial Statements.

Net profit (loss). As a result of the foregoing, net loss decreased by 23%, from US$79.7 million in 2013 to US$61.6 million in 2014. Net loss was 7% of operating income in 2013 and 5% of operating income in 2014.

Results of Operations for the Years Ended December 31, 2014 and 2013 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2013 and 2014 in more detail in Note 31 to the Financial Statements.

Sales of goods - Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our principal mining segments during the years ended December 31, 2014 and 2013, as well as the variation in such volumes sold for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Mining Segment	Volume Sold for the year ended December 31, 2014
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	12	2,851,318	2,057	-	64
Mallay	-	1,121,202	7,253	8,609	-
Breapampa	80,358	383,733	-	-	-
Orcopampa	204,862	401,782	-	-	-
Uchucchacua	-	11,940,167	6,530	4,288	-
La Zanja	143,151	418,565	-	-	-
Colquijirca	7,874	1,928,243	2,759	8,007	40,198

Mining Segment	Volume Sold for the year ended December 31, 2013
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	378	2,227,960	1,713	-	140
Mallay	-	1,146,442	6,570	7,614	-
Breapampa	80,178	311,634	-	-	-
Orcopampa	221,322	516,033	-	-	-
Uchucchacua	-	9,748,206	6,977	6,340	-
La Zanja	132,992	381,091	-	-	-
Colquijirca	4,619	1,460,681	8,392	20,011	25,266

Mining Segment	2014 vs 2013 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	(97)%	28%	20%	-	(54)%
Mallay	-	(2)%	10%	13%	-
Breapampa	0%	23%	-	-	-
Orcopampa	(7)%	(22)%	-	-	-
Uchucchacua	-	22%	(6)%	(32)%	-
La Zanja	8%	10%	-	-	-
Colquijirca	70%	32%	(67)%	(60)%	59%

Julcani. Net sales of goods increased by US$3.8 million in 2014 as compared to 2013 due to increases in the volume of silver and lead sold at that unit.

Mallay. Net sales of goods decreased by US$1.9 million in 2014 as compared to 2013 due to a decrease in the amount of silver sold at that unit and a decline in the average realized price of silver.

Breapampa. Net sales of goods decreased by US$11.4 million in 2014 as compared to 2013 due to a decline in gold and silver prices.

Orcopampa. Net sales of goods decreased by US$60.3 million in 2014 as compared to 2013 due to a 7% decline in gold sold at that unit, from 221,322 ounces sold in 2013 to 204,862 ounces sold in 2014, and a decline in the average realized prices of gold and silver.

Uchucchacua. Net sales of goods decreased by US$2.7 million during 2014 as compared to 2013 due to decreases in the amount of lead and zinc sold at that unit.

La Zanja. Net sales of goods decreased by US$8.0 million in 2014 as compared to 2013 due to decreases in the amount of lead and zinc sold at that unit.

Colquijirca. Net sales of goods increased by US$22.2 million in 2014 as compared to 2013 due to a 59% increase in the volume of copper sold from 25,266 mt. sold in 2013 to 40,198 mt. sold in 2014.

Sales of services - construction and engineering segment. Nets sales for the construction and engineering segment decreased by US$29.7 million in 2014 compared to 2013 due to a reduction in the development and construction of mining projects.

Sales of services - insurance brokerage segment. Net sales for the insurance brokerage segment increased by US$2.1 million in 2015 as compared to 2014 due to an increase in the number of clients in the insurance portfolio due to our strategic associations with smaller brokers.

Sales of services - energy generation and transmission segment. Net sales for the energy and transmission segment increased by US$5.1 million in 2014 as compared to 2013 due to the increase in the demand of energy from our other operating segments, in particular the Colquijirca mining unit.

Total operating expenses- Mining Segments

Orcopampa. During 2014, total operating expenses increased by US$5.1 million due to an increase in exploration in non-operating areas of US$7.2 million, which was partially offset by a decrease in administrative expenses, each as compared to 2013.

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

La Zanja. During 2014, total operating expenses increased by US$20.3 million mainly due to an increase in the exploration in non-operating areas of US$13.1 million.

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

A.	Liquidity and Capital Resources

As of December 31, 2015 and 2014, we had cash and cash equivalents of US$78.5 million.

Cash provided by operating activities for the years ended December 31, 2015 and 2014. Net cash and cash equivalents provided by operating activities were US$127.3 million in 2015, compared with US$162.5 million in 2014. This decrease in net cash flow provided by operating activities was primarily due to:

•	a decrease in proceeds from sales, from US$1,144.4 million in 2014 to US$965.3 million in 2015; and

•	an increase in the interest expenses, from US$9.4 million in 2014 to US$21.5 million in 2015.

These changes in net cash flow were partially offset by:

•	an increase in value-added tax recovered, from US$39.7 million in 2014 to US$81.7 million in 2015;

•	a decrease in the payments to suppliers and third parties, from US$805.4 million in 2014 to US$727.0 million in 2015;

•	a decrease in the payments to workers, from US$203.5 million in 2014 to US$175.3 million in 2015; and

•	a decrease in income taxes paid, from US$33.1 million in 2014 to US$22.3 million in 2015.

Cash provided by operating activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents provided by operating activities were US$162.5 million in 2014, compared with US$408.7 million in 2013. This decrease in net cash flow provided by operating activities was primarily due to:

•	a decrease in proceeds from sales, from US$1,351.4 million in 2013 to US$1,144.4 million in 2014;

•	a decrease in value-added tax recovered, from US$66.9 million in 2013 to US$39.7 million in 2014;

•	a decrease in royalties received from Yanacocha, from US$50.6 million in 2013 to US$31.3 million in 2014; and.

•	an increase in payments to suppliers and third parties, from US$752.8 million in 2013 to US$805.4 million in 2014.

These changes were partially offset by:

•	a decrease in income tax paid, from US$66.4 million in 2013 to US$33.2 million in 2014;

•	a decrease in payments to workers, from US$216.8 million in 2013 to US$203.5 million in 2014;

•	a decrease in royalty payments made, from US$30.6 million in 2013 to US$22.6 million in 2014, primarily due to fewer royalty payments made to third parties;

•	an increase in dividends received from Coimolache, from US$9.8 million in 2013 to US$12.9 million in 2014; and

•	a decrease in interest payments made, from US$11.5 million in 2013 to US$9.4 million in 2014.

Cash used in investing activities for the years ended December 31, 2015 and 2014. Net cash and cash equivalents used in investing activities were US$341.7 million in 2015, compared with US$292.7 million in 2014. The increase in net cash flow used in investing activities was primarily due to:

•	an increase in loans granted to associates (Cerro Verde), from US$0 in 2014 to US$124.8 million in 2015;

•	a decrease in proceeds from loans to associates, from US$15.5 million in 2014 to US$0 in 2015; and

•	an increase in payments related to acquisitions of other assets, from US$0 in 2014 to US$10.2 million in 2015.

These changes were partially offset by:

•	the payment, net of cash acquired, of US$80.3 million for the acquisition of a controlling interest in CDH made in 2014; and

•	a decrease in mining concessions, development costs, and property, plant and equipment acquisitions, from US$227.6 million in 2014 to US$211.3 million in 2015.

Cash used in investing activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents used in investing activities were US$292.7 million in 2014, compared with US$428.1 million in 2013. The decrease in net cash flow used in investing activities was primarily due to:

•	a decrease in mining concessions, development costs, and property, plant and equipment acquisitions, from US$503.6 million in 2013 to US$227.6 million in 2014; and

•	a decrease in cash contributions granted to associates, from US$7.0 million in 2013 to US$2.0 million in 2014.

These changes were partially offset by:

•	the payment, net of cash acquired, of US$80.3 million for the acquisition of a controlling interest in CDH;

•	the inflow of US$52.9 million in 2013 as a result of the settlement of financial assets at fair value through profit or loss;

•	a decrease in loan collection from Coimolache, from US$24.5 million in 2013 to US$15.6 million in 2014; and

•	a decrease in income from the sale of mining concessions, development costs, property, plants and equipment, from US$5.0 million in 2013 to US$1.7 million in 2014.

Cash provided by financing activities for the years ended December 31, 2015 and 2014. Net cash and cash equivalents provided by financing activities were US$214.4 million in 2015, compared with US$157.4 million in 2014. The increase in net cash flow provided by financing activities was primarily due to:

•	an increase in short-term bank loans, from US$40.0 million in 2014 to US$344.5 million in 2015;

•	a decrease in the payment of financial obligations, from US$42.2 million in 2014 to US$29.9 million in 2015; and

•	a decrease in the payment of dividends to controlling shareholders of US$8.6 million.

These changes were partially offset by:

•	a decrease in proceeds from financial obligations, from US$177.1 million in 2014 to US$0.3 million in 2015;

•	payments of bank loans made in 2015 of US$90.0 million; and

•	an increase in the payment of dividends to non-controlling shareholders from US$8.9 million in 2014 to US$10.5 million in 2015.

Cash provided by (used in) financing activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents provided by financing activities were US$157.4 million in 2014, compared with US$116.1 million used in financing activities in 2013. The increase in net cash flow provided by financing activities was primarily due to:

•	a decrease in the payment of financial obligations, from US$260.2 million in 2013 to US$42.2 million in 2014;

•	a decrease in the payment of dividends to shareholders, from US$78.8 million in 2013 to US$8.6 million in 2014;

•	a bank loan received in 2014 for US$40.0 million;

•	a decrease in the payment of dividends to non-controlling shareholders, from US$13.5 million in 2013 to US$8.9 million in 2014; and

•	a decrease in financial obligations, from US$237.0 million in 2013 to US$177.1 million in 2014.

Short-Term Debt

We borrow from time to time short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates.  As of December 31, 2015 and 2014, the amount outstanding under such short-term loans was US$344.5 million and US$40.0 million, respectively.  In 2015, we used the proceeds of such short-term loans to fund the construction of the Tambomayo project, to loan funds to Cerro Verde, to increase capital in El Brocal and for other general working capital purposes.

Long-Term Debt

On December 2, 2009 Banco de Credito del Peru executed a financial lease agreement with Conenhua, Huanza and us in the amount of US$119.0 million for construction of a hydroelectric power station. The lease was executed in favor of Huanza as lessee. The term of the lease is six years from August 2014 and the interest rate is three-month LIBOR plus 4.00%. As of December 31, 2015 and 2014, the amount outstanding under this lease was US$104.1 million and US$114.2 million, respectively.

On June 30, 2014, Banco de Credito del Perú extended this financial lease agreement with Conenhua, Huanza and us in the amount of US$108.8 million. The term of the lease is six years from August 2014 and the interest rate is three-month LIBOR plus 4.20%. As of December 31, 2015 and 2014, the amount outstanding under this lease was US$84.0 million and US$85.0 million, respectively.

On September 25, 2013, El Brocal began the process of entering into a financing arrangement with Banco de Crédito del Perú in an aggregate amount of US$180.0 million in the form of a series of sale and leaseback agreements relating to certain specified El Brocal assets, including equipment, machinery and production plants located in the Colquijirca mining unit. The first disbursement of US$116.5 million was received in November 2013, which was used to repay El Brocal’s medium term loan with Banco de Crédito del Perú during the fourth quarter of 2013. The second disbursement of US$63.5 million was received in January 2014. The renewable arrangement had a term of five years that commenced on the first lease payment date in March 2014. During the term of the arrangement, El Brocal has the right to repurchase the assets. On June 9, 2015, the Board of Directors of El Brocal approved the modification of the sale and finance leaseback contract in an aggregate amount of US$166.5 million. The new arrangement has a term of five years that commenced on the payment date in June 2015. The quarterly lease payments have an embedded interest rate of three-month LIBOR plus 4.7%. The agreements contain certain covenants, including several financial covenants such as a limitation on the payment of dividends by El Brocal. El Brocal’s obligations under the agreements are supported by trust contracts, which, among other things, relate to collection rights, sales contracts and cash flows granting Banco de Crédito del Perú the right to receive all cash flows before any funds are made available to El Brocal. The obligations of El Brocal under these agreements are not recourse to, or guaranteed by, Buenaventura or any of its other subsidiaries. The compliance with the financial ratios described above is monitored by El Brocal’s management. In 2015, Management obtained a waiver for any possible breach of the financial ratios that occur until December 31, 2016.

On March 28, 2014, Banco de Crédito del Perú executed a financial lease agreement with BISA in the amount of US$14.9 million for the construction of a building with administrative offices. The term of the lease is five years and four months starting April 2014 and the interest rate is three-month LIBOR plus 4.60%.

Exploration Costs and Capital Expenditures

We have budgeted approximately US$250 to US$300 million for capital expenditures for 2016. These budgeted capital expenditures include finishing the construction of the Tambomayo project and continuing with the development of the San Gabriel project.

During 2015, we spent US$30.6 million on “exploration in non-operating areas” and US$91.5 million on “exploration in units in operations.” Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Tambomayo, Alejandra, Marcapunta, and Pisacalla projects. Our “exploration in units in operations” investments were mainly focused in the Orcopampa, Uchucchacua and Julcani mining units.

In 2016, we intend to invest approximately US$70 million to US$80 million in exploration of units in operation and US$10 million to US$20 million mainly in exploration of non-operating areas, including Tambomayo, Yumpag, Palla Palla and Daniela, among others.

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

IFRS 9, “Financial Instruments: Classification and Measurement” In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The adoption of IFRS 9 would have not significant effect on the classification and measurement of our financial assets and liabilities. IFRS 15, “Revenues from Contracts with Customers”

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 10 and IAS 28, Sale or contributions of assets between an investor and its associate or joint venture.

The amendments address the conflict between IFRS 10 Consolidated Financial Statements and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will impact us to the extent that it undertakes future transactions of this nature, as this accounting approach differs from that which it would currently apply.

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

E.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2015:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Long-Term Debt (principal and interest)	–	–	–	–	–
Capital Lease Obligations (*)	414.6	47.9	92.5	274.2	–
Open Purchase Orders	–	–	–	–	–
Other Long-Term Obligations	–	–	–	–	–
Total Contractual Cash Obligations	414.6	47.9	92.5	274.2	–

(*)	Capital lease obligations include: (i) US$222.8 million (including US$188.1 million in principal and US$34.7 million interest payments), which relates to a financial lease between Banco de Crédito del Perú and Conenhua, Huanza and us for construction of a hydroelectric power station; (ii) US$182.6 million (including US$156.3 million in principal and US$26.3 million interest payments), which relates to a sale and leaseback arrangement between Banco de Crédito del Perú and El Brocal; and (iii) US$9.1 million, which relates to a financial lease between Banco de Crédito del Perú and BISA for construction of administrative offices.

As of December 31, 2015, we had no other commercial commitments.

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

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2014 and 2015, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2014 and 2015 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2014	2015
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	614,539	590,405
Add:
Consolidated Exploration in units in operation	97,853	91,520
Commercial Deductions	184,483	196,211
Consolidated Selling expenses	16,605	19,481
Consolidated Cost applicable to sales	913,480	897,618

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated cost of sales Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
	2014	2015
Cost of sales by mine and mineral	(US$ in thousands)
Julcani, Gold	3	49
Julcani, Silver	23,117	23,135
Julcani, Lead	1,891	1,906
Julcani, Copper	190	242
Mallay, Gold	0	201
Mallay, Silver	8,135	8,014
Mallay, Lead	5,959	5,190
Mallay, Zinc	7,497	6,256
Breapampa, Gold	35,389	9,780
Breapampa, Silver	2,459	1,681
Orcopampa, Gold	107,550	104,603
Orcopampa, Silver	3,070	3,525
Uchucchacua, Gold	0	25
Uchucchacua, Silver	132,110	110,724
Uchucchacua, Lead	8,115	6,377
Uchucchacua, Zinc	5,618	4,841
La Zanja, Gold	79,713	110,848
La Zanja, Silver	3,426	3,367
El Brocal, Gold	3,491	4,258
El Brocal, Silver	12,331	21,024
El Brocal, Lead	2,051	15,244
El Brocal, Zinc	6,478	42,157
El Brocal, Copper	96,934	68,711
Non Mining Units	69,011	38,246
Consolidated Cost of sales, excluding depreciation and amortization	614,539	590,405

Set forth below is a reconciliation of Exploration in units in operation expenses (by mine and mineral) to consolidated Exploration in units in operation expenses:

	For the year ended December 31,
Exploration in units in operation by mine and mineral	2014	2015
	(US$ in thousands)
Julcani, Gold	2	25
Julcani, Silver	10,072	11,598
Julcani, Lead	824	956
Julcani, Copper	83	121
Mallay, Gold	0	77
Mallay, Silver	2,942	3,073
Mallay, Lead	2,155	1,990
Mallay, Zinc	2,711	2,399
Breapampa, Gold	463	1,554
Breapampa, Silver	32	267
Orcopampa, Gold	50,378	40,307
Orcopampa, Silver	1,438	1,358
Uchucchacua, Gold	1	6
Uchucchacua, Silver	24,125	25,222
Uchucchacua, Lead	1,482	1,453
Uchucchacua, Zinc	1,026	1,103
La Zanja, Gold	115	11
La Zanja, Silver	5	0
El Brocal, Gold	0	0
El Brocal, Silver	0	0
El Brocal, Lead	0	0
El Brocal, Zinc	0	0
El Brocal, Copper	0	0
Non Mining Units	0	0
Consolidated Exploration in units in operation	97,853	91,520

Set forth below is a reconciliation of Commercial deductions (by mine and mineral) to consolidated Commercial deductions in operation expenses:

	For the year ended December 31,
Commercial Deductions in units in operation by mine and mineral	2014	2015
	(US$ in thousands)
Julcani, Gold	2	14
Julcani, Silver	6,148	7,258
Julcani, Lead	502	591
Julcani, Copper	53	81
Mallay, Gold	0	89
Mallay, Silver	3,687	4,098
Mallay, Lead	2,620	2,655
Mallay, Zinc	5,153	4,313
Breapampa, Gold	99	62
Breapampa, Silver	0	5
Orcopampa, Gold	288	255
Orcopampa, Silver	1	0
Uchucchacua, Gold	0	7
Uchucchacua, Silver	35,786	37,753
Uchucchacua, Lead	2,248	2,161
Uchucchacua, Zinc	3,850	5,457
La Zanja, Gold	240	194
La Zanja, Silver	4	18
El Brocal, Gold	3,777	4,847
El Brocal, Silver	12,345	13,583
El Brocal, Lead	1,317	6,669
El Brocal, Zinc	4,105	24,622
El Brocal, Copper	102,258	81,479
Non Mining Units	0	0
Consolidated Commercial Deductions in units in operation	184,483	196,211

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2014	2015
	(US$ in thousands)
Julcani, Gold	0	2
Julcani, Silver	979	963
Julcani, Lead	80	79
Julcani, Copper	8	10
Mallay, Gold	0	15
Mallay, Silver	661	580
Mallay, Lead	484	376
Mallay, Zinc	609	453
Breapampa, Gold	367	99
Breapampa, Silver	26	17
Orcopampa, Gold	929	823
Orcopampa, Silver	27	28
Uchucchacua, Gold	0	1
Uchucchacua, Silver	3,099	3,228
Uchucchacua, Lead	190	186
Uchucchacua, Zinc	132	141
La Zanja, Gold	1,382	1,172
La Zanja, Silver	59	36
El Brocal, Gold	204	255
El Brocal, Silver	722	1,258
El Brocal, Lead	120	912
El Brocal, Zinc	379	2,522
El Brocal, Copper	5,677	4,110
Non Mining Units	470	2,217
Consolidated Selling expenses	16,605	19,481

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)			SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2014	2015	2014	2015	2014	2015	2014	2015
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	190	242	3	49	1,891	1,906	23,117	23,135
Add:
Exploration in units in operation	83	121	2	25	824	956	10,072	11,598
Commercial Deductions	53	81	2	14	502	591	6,148	7,258
Selling expenses	8	10	0	2	80	79	979	963
Cost applicable to sales	335	454	7	90	3,297	3,533	40,316	42,954
Divide:
Volume Sold	64	103	12	94	2,057	2,478	2,851,318	3,493,166
	5,195	4,416	603	955	1,603	1,425	14.14	12.30

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Mallay mine:

	MALLAY
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2014	2015	2014	2015	2014	2015
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	5,959	5,190	8,135	8,014	7,497	6,256
Add:
Exploration in units in operation	2,155	1,990	2,942	3,073	2,711	2,399
Commercial Deductions	2,620	2,655	3,687	4,098	5,153	4,313
Selling expenses	484	376	661	580	609	453
Cost applicable to sales	11,217	10,211	15,425	15,766	15,970	13,421
Divide:
Volume Sold	7,253	6,612	1,121,202	1,134,528	8,609	7,482
Cost applicable to sales per unit of mineral sold (US$)	1,547	1,544	13.76	13.90	1,855	1,794

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Breapampa mine:

	BREAPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2014	2015	2014	2015
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	35,389	9,780	2,459	1,681
Add:
Exploration in units in operation	463	1,554	32	267
Commercial Deductions	99	62	-	5
Selling expenses	367	99	26	17
Cost applicable to sales	36,318	11,495	2,517	1,970
Divide:
Volume Sold	80,358	16,069	383,733	212,826
Cost applicable to sales per unit of mineral sold (US$)	452	795	6.56	9.26

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2014	2015	2014	2015
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	107,550	104,603	3,070	3,525
Add:
Exploration in units in operation	50,378	40,307	1,438	1,358
Commercial Deductions	288	255	1	0
Selling expenses	929	823	27	28
Cost applicable to sales	159,144	145,988	4,536	4,912
Divide:
Volume Sold	204,862	214,821	401,782	555,314
Cost applicable to sales per unit of mineral sold (US$)	777	680	11.29	8.85

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2014	2015	2014	2015	2014	2015
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	8,115	6,377	132,110	110,724	5,618	4,841
Add:
Exploration in units in operation	1,482	1,453	24,125	25,222	1,026	1,103
Commercial Deductions	2,248	2,161	35,786	37,753	3,850	5,457
Selling expenses	190	186	3,099	3,228	132	141
Cost applicable to sales	12,035	10,177	195,120	176,927	10,626	11,543
Divide:
Volume Sold	6,530	6,560	11,940,167	12,666,673	4,288	4,750
Cost applicable to sales per unit of mineral sold (US$)	1,843	1,551	16.34	13.97	2,478	2,430

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2014	2015	2014	2015
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	79,713	110,848	3,426	3,367
Add:
Exploration in units in operation	115	11	5	0
Commercial Deductions	240	194	4	18
Selling expenses	1,382	1,172	59	36
Cost applicable to sales	81,450	112,224	3,495	3,421
Divide:
Volume Sold	143,151	142,299	418,565	324,151
Cost applicable to sales per unit of mineral sold (US$)	569	789	8.35	10.55

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	96,934	68,711	3,491	4,258	2,051	15,244	12,331	21,024	6,478	42,157
Add:
Exploration in units in operation	-	-	-	-	-	-	-	-	-	-
Commercial Deductions	102,258	81,479	3,777	4,847	1,317	6,669	12,345	13,583	4,105	24,622
Selling expenses	5,677	4,110	204	255	120	912	722	1,258	379	2,522
Cost applicable to sales	204,869	154,300	7,472	9,359	3,488	22,826	25,398	35,865	10,962	69,301
Divide:
Volume Sold	40,198	28,991	7,874	7,181	2,759	16,739	1,928,243	2,637,215	8,007	43,297
Cost applicable to sales per unit of mineral sold (US$)	5,096	5,322	949	1,303	1,264	1,364	13.17	13.60	1,369	1,364

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS
	TOTAL
	For the year ended December 31,
	2014	2015
	(US$ in thousands)
Cost of Sales, excluding depreciation and amortization	69,011	38,246
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	470	2,217
Total Cost applicable to sales	69,481	40,463

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Financial Statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 and the related Notes thereto included elsewhere in this Annual Report. The Yanacocha Financial Statements are prepared and presented in accordance with IFRS and in U.S. Dollars.

A.	Operating Results

Overview

Yanacocha, the largest gold producer in South America, was established in Peru in January 1992, and commenced production activities in August 1993. Yanacocha’s operations are located in the Andes mountains in Northern Peru, in the area of Cajamarca which is located approximately 600 kilometers north of Lima and north of the city of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35% owned by Newmont Mining, through its wholly-owned subsidiary Newmont Second, 43.65% by us through our wholly-owned subsidiary Condesa, and 5% by IFC. Yanacocha is managed by Newmont Peru S.R.L. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Management of Yanacocha—General Manager/Management Agreement.”

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2015	2014	2013
Gold sales (in thousands of US$)	1,070,035	1,210,457	1,458,145
Gold sold (oz.) (*)	924,175	967,970	1,023,173
Average gold price received (US$/oz.)	1,159	1,250	1,425
Costs applicable to sales (US$/oz.)	819	949	983
Other expenses, net (in thousands of US$)	82,846	77,781	77,534
Net income (loss) (in thousands of US$)	(450,195)	(400,338)	(575,279)

(*) Ounces sold included El Tapado Oeste Pit, Cerro Negro Pit, Marleny Pit production and Verde Bioleach Demonstration Facility.

Gold sales. Gold sales decreased by 12%, or US$140 million, from 2014 to 2015, due to a decrease in the number of ounces sold and a decreased average realized price of gold. Lower ounces sold were proportionate to lower gold production. Gold ounces produced decreased 4.5% due to lower leach grade material placed on the leach pads containing fewer ounces. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) workers’ participation profit sharing of 8% of pre-tax profits based on Peruvian labor legislation, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased 19% or US$170 million from 2014 to 2015. Ounces sold decreased by 4.5% from 2014 to 2015. Costs applicable to sales per ounce of gold decreased by 14%, from US$949 in 2014 to US$819 in 2015.

Other expense (net). Other expense (net) increased 20% or US$15.7 million from 2014 to 2015, primarily due to higher losses associated with asset sales incurred in 2015 compared to 2014.

Income tax benefit (expense). Yanacocha’s financial and operating results included income and mining tax benefit of US$602.7 million in 2015 compared to an expense of US$30.5 million in 2014. The difference was primarily due to Yanacocha’s decreased profitability as the result of lower expenses compared to the prior year.

Dividends. During the years ended December 31, 2014 and 2015, Yanacocha did not pay dividends to its partners and did not reserve any money related to reinvestment programs.

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

Precious Metals Inventory. Precious metals include gold doré and/or gold bullion. Precious metals that result from Yanacocha’s mining, processing and refining activities are valued at the average cost of the respective in-process inventories incurred before the refining process, plus applicable refining costs.

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

The cost of removing overburden and waste materials to access the ore body at an open pit mine before the production phase are referred to as “pre-stripping costs.” Pre-stripping costs are capitalized during the development of an open pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of de minimis saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

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

Mine development costs are amortized using the units-of-production (“UOP”) method based on estimated recoverable ounces in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Stripping activity asset. Stripping costs are incurred during the production phase of surface mining in accordance with IFRIC 20 “Stripping costs in the production phase of as surface mine,” whereby a stripping asset is recognized only if all of the following criteria are met:

(i)          It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

(ii)          The entity can identify the component of the ore body for which access has been improved; and

(iii)          The costs relating to the stripping activity associated with that component can be measured reliably.

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

Reclamation and Remediation Costs

Reclamation obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost (“ARC”) is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated retirement obligation is based on when spending for an existing environmental disturbance is expected to occur. Yanacocha reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site.

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

Recently Issued Accounting Pronouncements

Presentation of an Unrecognized Tax Benefit

In July 2013, Accounting Standards Codification (“ASC”) guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for all same jurisdiction net operating loss carry forward, a similar tax loss, or tax credit carry forwards. A gross presentation will be required only if such carry forwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for the Yanacocha’s fiscal year beginning January 1, 2014. Yanacocha is still evaluating the impact of the updated guidance on the consolidated financial position, results of operations or cash flows.

Results of Operations for the Years Ended December 31, 2015 and 2014

Sales

Gold sales. Gold sales decreased by 12%, or US$140 million, from 2014 to 2015, due to a decrease in the number of ounces sold and a decreased average realized price of gold. The decline in ounces sold was proportionate to lower gold production. Gold ounces produced decreased 5.2% due to a decrease in the amount of leach grade material placed on the leach pads compared to prior year as well as lower mill grade and recovery. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold. Production by mine was as follows:

Mine (1)	2015	2014
	(ounces)
Cerro Yanacocha	52,020	30,713
Carachugo	89,635	286,062
Maqui Maqui	47,712	5,669
La Quinua	728,324	647,500
Total	917,691	969,944

(1)	Ounces produced included El Tapado Oeste Pit, Cerro Negro Pit, Marleny Pit production and Verde Bioleach Demonstration Facility.

Costs related to sales

Costs related to sales for the year ending December 31, 2015 and 2014 comprise:

	2015	2014
	US$(000)	US$(000)

Beginning balance of inventories	497,669	522,596
Consumption of supplies	210,384	246,106
Personnel expenses	102,867	87,290
Other services	76,490	82,805
Maintenance	38,646	38,526
Power	27,713	24,942
Depreciation and amortization	223,142	360,334
Workers' profit participation	28,852	35,055
Reclamation expenses related to Yanacocha leach pad	-	20,315
Net realizable value adjustment	64,497	95,859
Ending balance of inventories	(518,524)	(593,528)

	751,736	920,300

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) workers’ participation profit sharing of 8% of pre-tax profits based on Peruvian labor legislation, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased 19% or US$170 million from 2014 to 2015. Ounces sold decreased 4.5% from 2014 to 2015. Costs applicable to sales per ounce of gold decreased by 14%, from US$949 in 2014 to US$819 in 2015.

Operating costs decreased by 32% from US$674.6 million in 2014 to US$456.0 million in 2015. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs. These costs decreased in 2015 primarily as a result of lower expenses relating to surface mining costs (lower diesel price and lower repairs and maintenance) and lower heap leaching costs, partially offset by higher milling costs (related to cyanide and lime consumption).

Workers’ profit participation decreased by 18%, from US$35 million in 2014 to US$29 million in 2015. This decrease was directly related to the decrease in Yanacocha’s taxable income from 2014 to 2015. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation.

The portion of leach pad inventory write-downs associated with costs applicable to sales decreased from US$95.8 million in 2014 to US$64.5 million in 2015 due to lower costs of inventory compared to the prior year.

Inventory variation decreased by 39%, from US$70.9 million in 2014 to US$20.9 million in 2015, due to lower stock of ounces at the beginning of year and lower costs per ounce compared to the prior year.

Depreciation, depletion and amortization decreased by 38% from US$360 million in 2014 to US$223 million in 2015. This decrease was attributable principally to lower depreciation associated with assets retirement costs and deferred mine development.

Administrative expenses

Administrative expenses for the years ended December 31, 2015 and 2014 where comprised of:

	2015	2014
Management expenses	$18,108	$19,938
Community development expenses and
external affairs	6,297	15,653
Other	1,920	2,671
	$26,325	$38,262

Other operating expense (net)

Other expenses, net for the years ended December 31, 2015 and 2014 were as follows:

	2015	2014

Exploration and advance project	$64,223	$58,880
Severance program	14,904	16,438
Disposal of fixed assets	(135)	13,530
Other expenses	(671)	(6,149)
Others, net	4,525	(4,918)
	$82,846	$77,781

Advanced projects costs also increased from US$16.5 million in 2014 to US$22 million in 2015. This increase was primarily due to lower activities in 2014 than 2015 for projects such as the Chaquicocha tunnel and Quecher main.

Impairment.

Impairment calculations were conducted for Yanacocha and the Conga project for the 2015 financial statements. Despite the lower market prices for gold and the water first approach at the Conga project, the calculations yielded no write-downs for 2015.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expense of US$(602.7) million in 2015 compared to US$30.5 million in 2014. The difference was primarily due to the write-off of the deferred income tax asset of US$510 million.

Net income.

Net income decreased by US$49.9 million, from US$(400.3) million in 2014 to US$(450.2) million in 2015, mainly explained by higher expenses in income tax provision due to a the write-off of the deferred income tax asset and lower revenues from sales due to lower production, offset by reduction in operating costs and the lack of asset impairments during 2015.

Results of Operations for the Years Ended December 31, 2014 and 2013

Sales

Gold sales. Gold sales decreased by 17%, or US$247 million, from 2013 to 2014, due to a decrease in the number of ounces sold and a decreased average realized price of gold. The decline in ounces sold was proportionate to lower gold production. Gold ounces produced decreased 5% due to a decrease in the amount of leach grade material placed on the leach pads compared to prior year as well as lower mill grade and recovery. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold. Production by mine was as follows:

Mine	2014	2013
	(ounces)
Cerro Yanacocha	30,713	16,393
Carachugo	286,062	437,095
Maqui Maqui	5,669	5,858
La Quinua	647,500	557,914
Total	969,944	1,017,259

Ounces produced included El Tapado Oeste Pit, Cerro Negro Pit, Marleny Pit production and Verde Bioleach Demonstration Facility.

Costs related to sales

Costs related to sales for the year ending December 31, 2014 and 2013 comprise:

	2014	2013
	US$(000)	US$(000)
Beginning balance of inventories	522,596	545,183
Consumption of supplies	246,106	300,792
Personnel expenses	87,290	120,568
Other services	82,805	66,670
Maintenance	38,526	52,486
Power	24,942	29,142
Depreciation and amortization	360,334	349,760
Workers' profit participation	35,055	49,259
Reclamation expenses related to Yanacocha leach pad	20,315	-
Net realizable value adjustment	95,859	146,051
Ending balance of inventories	(593,528)	(668,647)
	920,300	991,264

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) workers’ participation profit sharing of 8% of pre-tax profits based on Peruvian labor legislation, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased 7% or US$70.9 million from 2013 to 2014. Ounces sold decreased 5.4% from 2013 to 2014. Costs applicable to sales per ounce of gold increased by 2%, from US$974 in 2013 to US$949 in 2014.

Operating costs decreased by 13% from US$776.1 million in 2013 to US$674.6 million in 2014. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs. These costs decreased in 2014 primarily as a result of lower expenses in supplies, (including a decline in diesel prices beginning in the third quarter of 2014 and minor usage of CAT 785 for advance works in Marleny Pit Mining) and lower personnel expenses due to lower headcount. The volume of commercial tons mined decreased from 161.8 million DST in 2013 to US$118.8 million DST for the year ended December 31, 2014.

Workers’ profit participation decreased by 29%, from US$49 million in 2013 to US$35 million in 2014. This decrease is directly related to the decrease in Yanacocha’s taxable income from 2013 to 2014. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation

The portion of leach pad inventory write-downs associated with costs applicable to sales decreased from US$146 million in 2013 to US$95.8 million in 2014 due to lower costs of inventory compared to the prior year.

Inventory variation decreased by 43%, from US$123.5 million in 2013 to US$70.9 million in 2014, due to lower stock of ounces at the beginning of year and lower costs per ounce compared to the prior year.

Depreciation, depletion and amortization increased by 3% from US$349.7 million in 2013 to US$360 million in 2014. This increase was attributable principally to leach pad inventory write-downs combined higher depreciation associated with assets retirement costs and deferred mine development.

Administrative expenses

Administrative expenses for the year ended December 31, 2014 and 2013 where comprised of:

	2014	2013
Management expenses	$19,938	$17,480
Community development expenses and
external affairs	15,653	46,482
Other	2,671	3,102
	$38,262	$67,064

Other operating expense (net)

Other expenses, net for the years ended December 31 were as follows:

	2014	2013
Exploration and advance project	$58,880	$64,510
Severance program	16,438	19,323
Disposal of fixed assets	13,530	6,562
Other expenses	(6,149)	(8,924)
Others, net	(4,918)	(3,966)
	$77,781	$77,534

Exploration costs decreased by 23%, from US$20.0 million in 2013 to US$15.4 million in 2014. This decrease was attributable principally to lower drilling works in 2014 for Chaquicocha Underground and other minor exploration activities.

Advanced projects costs also decreased from US$44.5 million in 2013 to US$43.5 million in 2014. This decline was primarily due to lower activities in 2014 than in 2013 for projects as Geotechnical Investigation Project and Verde Stage 2 Study project.

Impairment.

The 2014 financial results included an impairment loss of US$541million related exclusively to the Conga project, compared to US$1,038.5 million in 2013 (Yanacocha and Conga). The discount interest rate used in the impairment calculations under the fair value less costs of sale methodology was 8.04% after taxes, which was based on a peer group of mining companies adjusted for Peru country risk. The rate is a “real” versus “nominal” rate as the cash flow models were not escalated for inflation. This discount rate was used for both segments Yanacocha and Conga.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expense of US$30.5 million in 2014 compared to US$203.5 million in 2013. The difference was primarily due to Yanacocha’s increased profitability as the result of lower expenses compared to the prior year.

Net income.

As a consequence of the foregoing, net loss decreased by US$175 million, from US$(575) million in 2013 to US$(400) million in 2014.

B. Liquidity and Capital Resources

As of December 31, 2015, Yanacocha had cash and cash equivalents of US$944 million, substantially all of which were held in U.S. Dollars, as compared to US$787 million as of December 31, 2014.

Cash provided by operating activities

Yanacocha’s operations generated a net cash flow from operations of US$275 million in 2015 and US$372.2 million in 2014. The net cash flow from operations in 2015 was 34% or US$101 million lower than in 2014. The decrease was primarily driven by decrease in operating assets as a provision for reclamation and remediation, the write-off of fixed assets and the write-down of ore on leach pads to realizable value.

Cash used in investing activities

Net cash used in investing activities was US$117.3 million in 2015 and US$176 million in 2014.

Yanacocha’s capital expenditures from its formation in 1992 through 2015 have related principally to:

•	The construction of the Carachugo, Chaquicocha, Maqui Maqui, San José, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado and Tapado Oeste), Cerro Negro Este, Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto mining operations;

•	The construction of two plants at Carachugo and Yanacocha, each of which includes a leach solution processing facility and a smelter;

•	The construction of four carbon column plants at Cerro Yanacocha and La Quinua;

•	The acquisition of both new and used mining equipment;

•	The construction of two dams, the construction of one agglomeration plant at La Quinua, the construction of the Yanacocha Gold Mill, and several expansions of the leach pads located at the Carachugo, Maqui Maqui, Cerro Yanacocha, La Quinua mining operations; and

•	The construction of Gold Mill Tailing Pipeline and equipment components.

Yanacocha’s capital expenditures from its formation through December 31, 2014 totaled approximately US$5,821 million, including capital expenditures of US$311 million in 2013, US$117 million in 2014 and US$96.2 million in 2015.

In 2015, Yanacocha’s principal capital expenditures included:

•	US$29 million associated with the initial construction of one water treatment plant at La Quinua;

•	US$28 million for the storage expansion of La Quinua Tailings and the construction of North Tailings Dump;

•	US$14 million for equipment components;

•	US$5 million for equipment upgrade in Verde Bioleach Pilot Plant;

•	US$3 million for drilling activities in Quecher project;

•	US$3 million for hydrogeological activities in Western Oxides; and

•	US$17 million for other minor projects.

Cash used in financing activities

Net cash used in financing activities was US$0 million in both 2015 and 2014. In 2015 and 2014, Yanacocha carried no debt and accordingly had no financing costs.

C. Research and Development

Yanacocha is a mining exploration and production company and does not engage in research and development activities.

D. Trend Information

Other than as disclosed in this Annual Report and the Yanacocha Financial Statements (included elsewhere in this Annual Report), Yanacocha has informed us that it is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Yanacocha’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Yanacocha has informed us that there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Yanacocha’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2015:

Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Reclamation and Remediation Liability	578.9	6.7	86.5	145.7	340.
Open Purchase Orders receipt	-	-	-	-	-
Other Long-Term Obligations (*)	29.1	-	23.2	5.9	-
Total Contractual Cash Obligations	-	-	-	-	-

(*)	Other Long-Term Obligations includes obligations relating to social development projects and commitments.

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014, and 2015 and the related notes thereto included elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

A. Operating Results

Overview

We hold a 19.58% interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976, and was previously owned by the Peruvian government before its privatization in 1993. Freeport-McMoRan Inc. holds a majority interest in Cerro Verde.

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

Cerro Verde’s current operations consist of an open-pit copper mine, a 120,000 ton-per-day concentrator and leaching facilities. Leach-copper production is derived from a 39,000 ton-per-day crushed leach facility and a leach system. This leaching operation has a capacity of approximately 200 million pounds of copper per year.

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

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2013, 2014, and 2015:

	As of and for the year ended December 31,
	2013	2014	2015
Income statement data (1)
Sales of goods (US$ in thousands)	1,811,488	1,467,097	1,115,617
Profit for the year (US$ in thousands)	613,262	377,606	33,284

Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (tons in thousands)	52,676	46,426	47,603
Millable ore reserves (tons in thousands)	1,123,205	881,338	925,365
Probable:
Leachable ore reserves (tons in thousands)	114,990	121,954	104,963
Millable ore reserves (tons in thousands)	2,756,501	2,903,516	2,778,009
Average copper grade of leachable ore reserves (%)	0.33	0.37	0.35
Average copper grade of millable ore reserves (%)	0.37	0.38	0.38

Production (3)
Cathodes (in thousands of recoverable pounds)	104,314	124,804	105,077
Concentrates (in thousands of recoverable pounds)	452,925	375,438	439,405
Average realized price of copper sold (US$ per pound payable)	3.24	2.93	2.26

(1)	Derived from Cerro Verde’s financial statements filed with the Superintendencia del Mercado de Valores, or the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.
(2)	Reserve calculations are derived from the audited financial statements filed by Cerro Verde with the SMV. Cerro Verde used US$2.00 per pound of copper to determine copper reserves as of December 31, 2015. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.
(3)	Derived from Cerro Verde’s financial statements filed with the SMV. See the Cerro Verde Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report.

Cerro Verde Mining Royalties

Superintendencia Nacional de Administración Tributaria (“SUNAT”), the Peruvian national tax authority, has assessed mining royalties on ore processed by the Cerro Verde concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2007 and the years 2008 and 2009. In July 2013, the Peruvian Tax Tribunal, or the “Tax Tribunal,” issued two decisions affirming SUNAT's assessments for the period December 2006 through December 2008. Decisions by the Tax Tribunal end the administrative stage of the appeal procedures for the assessments. In September 2013, Cerro Verde filed judiciary appeals related to the assessments because it continues to believe that its 1998 stability agreement exempts all minerals extracted from its mining concession from royalties, irrespective of the method used for processing those minerals. With respect to the judiciary appeal related to the assessment for the year 2008, on December 17, 2014, the Eighteenth Contentious Administrative Court rendered its decision upholding Cerro Verde’s position and nullifying SUNAT’s assessment and the Tax Tribunal’s resolution (S/.106.4 million). On December 31, 2014, SUNAT and the Tax Tribunal appealed this decision. The court’s position also invalidates all penalties and interest assessed by SUNAT for that period (S/. 139.7 million). On January 29, 2016 the Sixth Superior Justice Court nullified the decision of the Eighteenth Contentious Administrative Court. Cerro Verde will appeal the decision to the Supreme Court.

On October 1, 2013, SUNAT served Cerro Verde with a demand for payment totaling S/.492 million (US$144 million based on exchange rates as of December 31, 2015, including interest and penalties of US$85 million) based on the Tax Tribunal’s decisions for the period December 2006 through December 2008. As permitted by law, Cerro Verde requested and was granted an installment payment program that defers payment for six months and thereafter satisfies the amount via sixty-six equal monthly payments. As of December 31, 2015, Cerro Verde had made payments totaling S/. 219 million (US$64 million based on December 31, 2015 exchange rates) under the installment program, which are presented in the long-term portion of other non-financial assets in the statement of financial position. See Note 7 to the Cerro Verde Financial Statements for further discussion. Based on the results rendered by the Eighteenth Contentious Administrative Court, as described in the previous paragraph, Cerro Verde requested and was granted an injunction, which modified the installment program by excluding the 2008 portion through SUNAT’s resolution provided to Cerro Verde on October 29, 2015.

In July 2013, a hearing on SUNAT’s assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. As of December 31, 2015 the amount of the assessment, including interest and penalties, for the year 2009 was S/247 million (approximately US$72 million based on December 31, 2015 exchange rates). As of December 31, 2015, Cerro Verde estimates that the total exposure associated with mining royalties for the period from December 2006 to December 2013, including accumulated interest and penalties amounted to approximately US$500 million at December 31, 2015 exchange rates.

As of December 31, 2015, no amounts were accrued for these assessment or for the amounts paid under the installment and its external legal advisors believe Cerro Verde’s 1998 stability agreement exempted it from these royalties and believes that the resolution will be favorable to Cerro Verde and any payment should be recoverable.

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

Estimates of Ore Reserves and Resources

Ore reserves are estimates of the ore quantity that can be economically and legally extracted from the mine properties. Cerro Verde estimates its ore reserves based on information compiled by individuals qualified in reference to geological data about the size, depth and form of the ore body, which requires complex judgments to interpret the data.

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

UOP Depreciation

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

Mine Closure Provision

Cerro Verde assesses its mine closure provision annually. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, and interest rates and inflation rates. As discussed in Note 2.2(i) to the Cerro Verde Financial Statements, estimated changes in the fair value of the mine closure provision or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related ARC in accordance with IAS 16, “Property, Plant and Equipment.” If any change in the estimate results in an increase to the mine closure provision and related ARC, Cerro Verde will consider whether or not this is an indicator of impairment of the assets and apply impairment tests in accordance with IAS 36, “Impairments of Assets.”

Impairment of Long-lived Assets

Cerro Verde has determined that its operation consists of one cash generating unit, which is the operation as a whole. Therefore, the Cerro Verde operation is evaluated annually to determine if there are any impairment indicators. If any such indication exists, Cerro Verde makes an estimate of the recoverable amount, which is the greater of the fair value less costs to sell and the value in use. These assessments require the use of estimates and assumptions, such as long-term commodity prices, discount rates, operating costs and others.

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

Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

Stripping cost

In accordance with IFRIC 20, “Stripping Cost in the Production Phase of a Surface Mine,” stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment if the stripping activity improves access to the ore body or enhances an existing asset. See Note 9 to the Cerro Verde Financial Statements for further discussion. The stripping activity asset is subsequently amortized using the UOP method.

Results of Operations for the Years Ended December 31, 2015 and 2014

Net sales. Net sales, including and mark-to-market adjustments for pounds of copper pending settlement, decreased by 24%, from US$1,467.1 million in 2014 to US$1,115,6 million in 2015, principally due to a decrease in average realized copper prices during 2014 partially offset by higher volume of copper sold. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2014 and 2015:

	Year ended December 31,
	2014	2015	Variation
Average price
Copper (US$ per ton)	$6,452	4,518	-30%

Volume sold
Copper (in tons)	227,402	246,913	9%

Average realized copper prices per ton decreased from US$6,452 in 2014 to US$4,518 in 2015. The volume of copper sold increased from 227,402 tons in 2014 to 246,913 tons in 2015, due to an increase in the volume of copper concentrates sold associated with Cerro Verde’s new concentrator plant that commenced operation in September 2015. The combined effect of these changes resulted in a US$351.5 million decrease in income from sales of copper in 2015 compared to 2014.

Total costs of sales of goods. Total costs of sales of goods increased from US$797.5 million in 2014 to US$862.0 million in 2015, due mainly to the net effect of the following:

(a)  Material and supplies consumption cost increased by 9%, from US$333.5 million in 2014 to US$364.2 million in 2015, mainly due to increased consumption of supplies for Cerro Verde’s new concentrator plant.

(b)  Labor costs, including workers’ profit sharing, decreased by 15%, from US$171.6 million in 2014 to US$146.4 million in 2015, mainly due to lower profit sharing in 2015 as compared to 2014 as a result of lower profits;

(c)  The variation of in process inventories increased from US$70.5 million in 2014 to US$118.3 million in 2015 as a result of higher material due to the new concentrator plant and the current mining plan of processing high grade concentrates first and then low grade concentrates;

(d)  Depreciation and amortization costs increased by 48%, from US$165.0 million in 2014 to US$244.5 million in 2015, mainly due to depreciation associated with Cerro Verde’s new concentrator plant;

(e)  Repair and maintenance services increased by 9%, from US$87.5 million in 2014 to US$95.1 million in 2015; and

(f)  Energy costs increased by 29%, from US$91.8 million in 2014 to US$118.0 million in 2015, mainly due to Cerro Verde’s new concentrator plant.

Total operating expenses. Operating expenses increased by 43%, from US$57.8 million in 2014 to US$82.8 million in 2015, due mainly to changes in the following components:

(a)  Selling expenses increased by 4%, from US$54.2 million in 2014 to US$56.2 million in 2015, mainly due to higher copper concentrate sales during 2015; and

(b)  Other expenses increased by US$23.0 million in 2015 mainly due to costs associated with commencing operations at Cerro Verde’s new concentrator plant.

Income tax. Income tax expense, including current and deferred expense, decreased by 81%, from an expense of US$238.5 million in 2014 to an expense of US$46.2 million in 2015. Net current income tax expense (including mining taxes) decreased by US$262.1 million due to lower taxable income and an increase in deferred tax expense by 69.8 million (mainly related to a temporary tax difference associated with the depreciation of fixed assets).

Net income. As a result of the foregoing, net income decreased by 9%, from US$377.6 million in 2014 to US$33.3 million in 2015. As a percentage of net sales, net income was 3% in 2015, compared with 26% in 2014.

Results of Operations for the Years Ended December 31, 2014 and 2013

Net sales. Net sales, including and mark-to-market adjustments for pounds of copper pending settlement, decreased by 19%, from US$1,811.5 million in 2013 to US$1,467.1 million in 2014, principally due to a decrease in average realized copper prices during 2014 and lower volume of copper sold. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2013 and 2014:

	Year ended December 31,
	2013	2014	Variation
Average price
Copper (US$ per ton)	$7,137	$6,452	-10%

Volume sold
Copper (in tons)	253,828	227,402	-10%

Average realized copper prices per ton decreased from US$7,137 in 2013 to US$6,452 in 2014. The volume of copper sold decreased from 253,828 tons in 2013 to 227,402 tons in 2014, due to a decrease in the volume of copper concentrates sold. The combined effect of these changes resulted in a US$344.4 million decrease in income from sales of copper in 2014 compared to 2013.

Total costs of sales. Total costs of sales increased from US$795.1 million in 2013 to US$797.5 million in 2014, due mainly to the net effect of the following:

(a)  Material and supplies consumption cost increased by 3%, from US$324.9 million in 2013 to US$333.5 million in 2014, mainly due to increased consumption of supplies in the mine area (associated with haulage and mining equipment);

(b)  Labor costs, including workers’ profit sharing, decreased by 20%, from US$215.4 million in 2013 to US$171.6 million in 2014, mainly due to a charge of US$35.2 million related to bonuses paid to employees in connection with the newly signed union workers’ collective labor agreement in 2013, and lower profit sharing in 2014 as compared to 2013 due to lower profits;

(c)  The variation of in process inventories increased from US$57.9 million in 2013 to US$70.5 million in 2014 as a result of the current mining plan of processing high grade concentrates first and then low grade concentrates;

(d)  Depreciation and amortization costs increased by 52%, from US$109.3 million in 2013 to US$166.6 million in 2014, mainly due to amortization of deferred stripping assets by US$44.9 million;

(e)  Repair and maintenance services decreased by 5%, from US$91.9 million in 2013 to US$87.5 million in 2014; and

(f)  Energy costs increased by 22%, from US$73.9 million in 2013 to US$90.2 million in 2014, mainly due to an increase in the unit cost per kilowatt during 2014 as compared to 2013.

Total operating expenses. Operating expenses decreased by 15%, from US$68.3 million in 2013 to US$57.8 million in 2014, due mainly to changes in the following components:

(a)  Selling expenses decreased by 21%, from US$68.4 million in 2013 to US$54.2 million in 2014, due mainly to lower copper sales during 2014; and

(b)  Other expenses increased by US$3.7 in 2014 mainly due to disposal losses associated with fixed assets.

Income tax. Income tax expense, including current and deferred expense, decreased by 28%, from an expense of US$333.3 million in 2013 to an expense of US$238.5 million in 2014. Net current income tax expense (including mining taxes) decreased by US$50.9 million due to lower taxable income and lower deferred tax expense by 43.9 million (mainly related to a temporary tax difference associated with the depreciation of fixed assets).

Net income. As a result of the foregoing, net income decreased by 38%, from US$613.3 million in 2013 to US$377.6 million in 2014. As a percentage of net sales, net income was 26% in 2014, compared with 34% in 2013.

B. Liquidity and Capital Resources

As of December 31, 2015, Cerro Verde had cash and cash equivalents of US$6.0 million, compared to US$19.6 million at December 31, 2014.

Cash provided by operating activities for the years ended December 31, 2015 and 2014. Net cash and cash equivalents provided by operating activities were US$(194.4) million in 2015 and US$186.6 million in 2014. This decrease in net cash flow provided by operating activities in 2015 compared with 2014 was mainly attributable to the following factors:

•	a decrease in proceeds from sales from US$1,691 million in 2014 to US$1,120 million in 2015;

•	a decrease in payment of income tax from US$315 million in 2014 to US$121 million in 2015; and

•	a decrease in payments under protest related to tax assessments from SUNAT from US$166 million in 2014 to US$35 million in 2015; partially offset by:

•	an increase of payments to supplier and operational expenses from US$1,023 million in 2014 to US$1,158 million in 2015.

Cash provided by operating activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents provided by operating activities were US$186.6 million in 2014 and US$768.3 million in 2013. This decrease in net cash flow provided by operating activities in 2014 compared with 2013 was mainly attributable to the following factors:

•	a decrease in proceeds from sales from US$1,976 million in 2013 to US$1,691 million in 2014;

•	an increase in payment of income tax from US$275 million in 2013 to US$315 million in 2014; and

•	an increase in payments under protest related to tax assessments from SUNAT from US$44 million in 2013 to US$166 million in 2014.

Cash used in investing activities for the years ended December 31, 2015 and 2014. Net cash used in investing activities increased from US$1,469.4 million in 2014 to US$1,784.7 million in 2015, mainly due to the return in 2014 of a time deposit in the amount of US$225 million at a local bank in order to endorse a guarantee letter as an injunction to SUNAT, and an increase in stripping asset activity of US$62.7 million in 2015.

Cash used in investing activities for the years ended December 31, 2014 and 2013. Net cash used in investing activities increased from US$1,340.5 million in 2013 to US$1,469.4 million in 2014, mainly due to an increase in purchases of property, plant and equipment (mainly related to the expansion of production at Cerro Verde from US$938 million in 2013 to US$1,663.7 million in 2014), which was partially offset by the cancellation in 2014 of a time deposit in the amount of US$225 million at a local bank in order to endorse a guarantee letter as an injunction to SUNAT in 2013.

Cash used in financing activities for the years ended December 31, 2015 and 2014. Net cash and cash equivalents used in financing activities was US$1,965.5 million in 2015, mainly associated with aggregate drawings of US$1,375 million from the US$1.8 billion available under a syndicated credit facility that Cerro Verde entered into in March 2014 and US$600 million borrowed under a shareholder loan. Net cash used in financing activities was US$447.8 million in 2014.

Cash used in financing activities for the years ended December 31, 2014 and 2013. Net cash and cash equivalents used in financing activities was US$447.8 million in 2014, mainly associated with aggregate drawings of US$425 million from the US$1.8 billion available under a syndicated credit facility that Cerro Verde entered into in March 2014. Net cash used in financing activities was US$0.8 million in 2013.

Long-term Debt

As of December 31, 2015, Cerro Verde had total long-term debt of US$1.8 million in connection with amounts drawn from a five year US$1.8 billion unsecured credit facility and financial lease contract liability.

C. Research and Development

Not applicable.

D. Trend Information

Expansion of operations

During 2010, Cerro Verde completed its concentrator plant expansion to increase the treatment of copper concentrate from 108,000 to 120,000 tons per day. During the second half of 2011, Cerro Verde completed the feasibility study for a major expansion of its concentrator and leaching facilities. The approximately US$4.6 billion project which are expected to expand the concentrator facilities from 120,000 tons per day of ore to 360,000 tons per day, targeting incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016. Cerro Verde submitted the EIS to the Peruvian authorities for review and approval in December 2011 and received approval from the MEM in December 2012. In 2012, Cerro Verde continued with the execution of its unit of production expansion by undertaking detailed engineering studies and procuring long-lead items. As of December 31, 2015, the physical progress in the execution of the expansion project is 95.6% and Cerro Verde has invested a total of US$4.4 billion.

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

F. Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2015:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-5 years	More than 5 years
Provision for Remediation and Mine Closure	161	2	-	159
Other Current and Long-Term Contractual Obligations	2,876	432	1,800	601
Total Contractual Cash Obligations	3,037	434	1,800	760

ITEM 6.	Directors, Senior Management and Employees

A. Board of Directors and Senior Management

Our Board of Directors is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board of Directors. The Board of Directors, which must be comprised of seven members, is elected at the annual obligatory meeting of shareholders, or the “Annual Obligatory Meeting,” for a three-year term. The last election took place in March 2014, and the next election is scheduled for March 2017. “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides	61	Chairman of the Board	1980	March 2017
Jose Miguel Morales (1)	70	Director	2012	March 2017
Igor Gonzales	61	Director	2014	March 2017
Felipe Ortiz-de-Zevallos	68	Director	2003	March 2017
Carlos del Solar	75	Director	2011	March 2017
Germán Suárez	74	Director	2005	March 2017
William Champion(2)	62	Director	2016	March 2017

Executive Officers
Roque Benavides (1)	61	President and Chief Executive Officer	2001
Carlos E. Gálvez	62	Vice President and Chief Financial Officer	2001
Raúl Benavides (1)	60	Vice President Business Development	2014
Alejandro Hermoza	54	Vice President Community Relations	2008
Igor Gonzales	64	Vice President Operations	2014
Gulnara la Rosa	51	General Counsel	2012
Leandro Garcia	47	General Comptroller and Compliance Officer	2011

(1)	Roque Benavides is the brother of Raúl Benavides, and José Miguel Morales is the brother-in-law of Roque Benavides and Raúl Benavides.
(2)	Mr. Champion replaced Mr. Marsden following Mr. Marsden’s resignation in December 2015. Mr. Marsden replaced Mr. Snider following Mr. Snider’s resignation in August 2015.

Set forth below is biographical information concerning members of our management.

Roque Benavides, Chairman of the Board, President and Chief Executive Officer and member of the Nominating Committee. Mr. Benavides has been a director since July 2004 and was our Chief Financial Officer from 1985 to February 2001, when he was appointed President and Chief Executive Officer. Before that time, he served as Assistant to our Chairman of the Board from 1980 to 1985 and as a Project Engineer from 1977 to 1979. Mr. Benavides also has been an alternate member of the Executive Committee of Yanacocha since 1992. In addition, he is an alternate board member of Cerro Verde and was the General Manager of Recuperada S.A., formerly one of our majority-owned subsidiaries that has since merged into us, from 1981 to 1996. He currently is serving as an executive officer and as a director of several of our related companies. He also has served as a director of the Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy) since 1988, serving as Chairman of the Board from 1993 to 1995. Mr. Benavides served as chairman of the Confederación Nacional de Instituciones Empresariales Privadas (National Confederation of Private Companies, or “CONFIEP”) from 1999 to March 2001. In 2001, Mr. Benavides was appointed Vice Chairman of the World Gold Council and Vice Chairman of the Silver Institute in 2007. Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Católica del Perú (Pontifical Catholic University of Peru) in Lima, Peru in 1977 and an M.B.A. from Henley, The Management College of Brunnel University in 1980, and completed the Program for Management Development at the Harvard Business School in 1985 and the Advanced Management Program at Templeton College of Oxford University in 1997. He is a board member of Banco de Crédito and UNACEM, both Peruvian companies.

William Champion, Director. Mr. Champion has been a director since January 2016. He serves currently as a Principal with Gladiator Mining Group, LLC, a company formed to pursue global investment opportunities within the mining sector. Mr. Champion has worked for over 40 years in the mining industry, and he has extensive executive, management and operations experience across a wide range of mining commodities and global mining jurisdictions. From 2002 to 2014, Mr. Champion worked for Rio Tinto PLC in various senior executive management roles that included Managing Director of Rio Tinto Coal Australia, Managing Director of Rio Tinto Diamonds and President and CEO of Kennecott Utah Copper. Prior to that, Mr. Champion held the position of Executive Vice President for Cyprus Climax Metals from 1995 to 2000, with worldwide responsibilities for copper and molybdenum operations. Additionally, he worked for Phelps Dodge Mining Company in various capacities from 1984 to 1995 where, among other duties, he was President of Phelps Dodge Chile. Mr. Champion received Bachelor of Science degrees in Chemical Engineering and Biological Sciences from the University of Arizona.

José Miguel Morales, Director and member of the Nominating and Corporate Governance Committees. Mr. Morales was our General Counsel from 1973 to 2012 and was appointed a member of the Board in 2012.  From 1992 to 1995, Mr. Morales served as an alternate member of the Executive Committee of Yanacocha.  Mr. Morales has also served as a member of the Executive Committee of Yanacocha since 1995.  Mr. Morales currently serves as a director of seven of our nineteen mining and mining-related subsidiaries or affiliates.  In addition, he has served as a director of the Instituto Nacional de Derecho de Minería y Petróleo (National Institute of Mining and Petroleum Law), serving as its President from 1989 to 1990 and as a director of the Sociedad de Minería y Petróleo del Perú (Mining and Petroleum Society of Peru) since 1998, serving as its vice chairman –from 2000 to 2002 .  He has been a director of the following non-mining related companies:  Hotel Costa del Pacífico S.A. from 1994 to present and El Pacífico—Peruana Suiza Compañía de Seguros from 1979 to 2015.  Since 1973, he also has been a partner of Estudio Aurelio García Sayán Abogados, a Lima law firm, and has been the Senior Partner since 2007.  In February 2003, Mr. Morales was elected president of Sociedad Nacional de Minería, Petróleo y Energía (National Association of Minerals, Petroleum and Energy).  On January 31, 2005, Mr. Morales ended his tenure as President of Sociedad Nacional de Minería, Petróleo y Energía and served as President of CONFIEP from March 16, 2005 until 2007.  He promoted the incorporation of Empresarios por la Educación, a non-profit organization to improve education in Peru,  serving as its President since 2007. Mr. Morales received his law degree from Pontificia Universidad Católica del Perú in 1968 and completed the Sloan Program at Stanford University’s Graduate School of Business in 1976.

Igor Gonzales, Director, Vice President Operations and member of the Nominating/Corporate Governance Committee. Mr. Gonzales is a Chemical Engineer from San Antonio Abad University, Cusco, Peru, with 35 years of experience. He is currently a Managing Partner at Magris Resources. He has been a director since February 27, 2014. He was Vice President and General Manager of Pierina Mine Peru, President of Barrick South America, Chief Operating Officer of Barrick Gold Corporation and worked for Southern Peru Copper Corporation Toquepala –Perú from 1980 to 1997. He has been a director of Hudbay Minerals Incorporated, Sierra Metals and Minera Corona. Mr. Gonzales received an M.S. in Extractive Metallurgy from New Mexico Institute of Mining and Technology – Socorro, N.M U.S.A. in 1983 and completed the Advance Management Programme at Henley Management College-England in 2007.

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

Carlos del Solar, Director, member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. del Solar was appointed a director in March 2011. He graduated with degrees in Geology and Geological Engineering from the National University of San Marcos, earned a Master of Science degree from Stanford University, California and completed the Advanced Executive Management Program at the University of Piura. He started his professional career as an exploration geologist for Mobil Oil in Peru and Central America. Between 1977 and 1998 he worked for Occidental Petroleum in Peru as Exploration Vice President, California as Regional Exploration Manager for Latin America and the Caribbean. Then as Exploration Vice President in Malaysia, Regional Operations Manager for Latin America and later, President and General Manager of the Business Unit in Venezuela. Between 1998 and 2001, Mr. del Solar served as President and General Manager of ARCO for Brazil, Colombia, Peru, and Trinidad. In April 2001, he joined Hunt Oil in Peru as President and General Manager and participated in the development of the Camisea gas project and the LNG export project. From January 2005 through January 2007, he served as President of the National Society of Mining, Petroleum and Energy and as First Vice President of CONFIEP from March 2007 through March 2009. From March 2010 to March 2012 Mr. del Solar has served as Second Vice President of the Peruvian Exporters Committee (“COMEXPERU”). He is currently a director and member of the Executive Committees of the National Society of Mining, Petroleum and Energy, and of COMEXPERU. Mr. del Solar also serves as President of the Advisory Council of the Graduate School of the Universidad de Ciencias Aplicadas (“UPC”).

German Suárez, Director and Chairman of the Audit Committee and Compensation Committee. Mr. Suárez has been a director since March 2005. Mr. Suárez is an economist who was employed by the Central Bank from 1964 to 1990. From 1979 to 1980, he worked at the International Monetary Fund (the “IMF”), representing Peru, and from 1981 to 1990 he was in charge of different posts at the Ministry of Economy and Finance. Mr. Suárez served as Chairman of Banco de la Nación from 1990 to 1992 and Chairman of the Central Bank of Peru from 1992 to 2001. He was a member of the board of directors at Bladex, Extebandes and Arlabank, Latin American Reserves Fund, Credicorp Ltd. and Banco de Crédito del Perú. From 1993 to 2001, Mr. Suárez served as Governor of the IMF and Alternate Governor of the Inter-American Development. For the period from 2000 to 2001, Mr. Suárez was elected Chairman of the G-24 (IMF-World Bank). Mr. Suárez graduated from the National University of San Marcos with a B.S. in Economics in 1965 and received an M.A. in Economics from Columbia University in 1969.

Carlos E. Gálvez, Vice President and Chief Financial Officer.  Mr. Gálvez was the Deputy Manager, Finance and Information Systems, from 1985 to February 2001, when he was appointed Vice President and Chief Financial Officer.  He served as Deputy Manager of our Treasury from 1980 to 1985, and as Treasurer from 1978 to 1980.  Mr. Gálvez has also served as director of Colquirrumi, our subsidiary, and was appointed director and General Manager of Conenhua in 2000, Director and General Manager of Empresa de Generacion Huanza in 2007, director of Compañia Minera Condesa in 2010, director of El Brocal in 2002, director of Contacto S.A. in 2005 and other three related companies.  He has served as an alternate member of the Executive Committee of Yanacocha since 2005, Minera La Zanja since 2012 and an alternate board member of Cerro Verde since 2005.  He was named President of the Sociedad Nacional de Minería, Petróleo y Energía del Perú (Mining, Petroleum and Energy Society of Peru) in 2015 and has served as director of the same since 2000.  Before joining us, Mr. Gálvez served as Managerial Adjunct for Finance and Credit from 1971 to 1978 at Banco Minero del Perú (Mining Bank of Peru).  He has also served as a board member of the Comité de Operación Económica del Sistema Eléctrico Nacional (Committee of Economic Operation of the National Electric System).  Mr. Gálvez received his B.A. in Economics from the Universidad Nacional Federico Villarreal in 1976, his M.B.A. from the Universidad del Pacifico de Lima in 1980 and completed the Program for Management Development, in 1997, and the Advanced Management Program, in 2005, at The Harvard Business School.

Raúl Benavides Ganoza, Vice President of Business Development. Mr. Benavides has been Vice President of Business Development since 1992. He is also a member of the Executive Committee of Yanacocha and board member of Cerro Verde and several of our related companies.  From 1984 to 1996 he was General Manager (CEO) of Compañía de Minas Orcopampa.  Before that time, Mr. Benavides was Manager of Operations from 1983 to 1984 and Mine Manager from 1980 to 1983 at Colquirrumi.  Since 1995, he has been a professor of mining administration at Pontificia Universidad Católica del Perú.  Mr. Benavides also has served as President of the Instituto de Ingenieros de Minas (Institute of Mining Engineering), was also the Founder and President of the Instituto de Seguridad Minera del Perú (Mining Safety Institute of Peru) from 1996 to 2000.  Mr. Benavides received a B.S. in Mining Engineering from the University of Missouri-Rolla in 1980, an M.S. in Mineral Engineering-Management from Pennsylvania State University in 1984 and completed the Advanced Management Program at The Harvard Business School in 2001. Since 2014, Mr. Benavides has assumed the management of the Explorations Department.

Alejandro Hermoza Maraví, Vice President Social and Environmental Affairs. A Mechanical Engineer graduated from the University of Maryland, Mr. Hermoza also holds an MSc in Engineering from the same University and an MBA from UPC. He worked as Development Manager for CONFIEP, and later joined us in 2003, where he began as Deputy Manager for Administration and Human Resources. In 2011, Mr. Hermoza completed the Advance Management Program at Harvard Business School.

Leandro Garcia, General Comptroller and Compliance Officer. Mr. Garcia received his Bachelor in Business Administration and Bachelor in Accounting from Universidad del Pacifico and his M.B.A. from the University of Miami, Florida. Mr. Garcia worked at Buenaventura from 1990 to 1997, where he served as Head of Treasury. He performed as CFO in Sociedad Minera El Brocal until 2000. He was also General Manager of BTL Drugstores until 2005 and General Manager of Inkafarma Drugstores until June 2011. He rejoined Buenaventura as General Comptroller in July 2011.

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

B. Compensation

During the year ended December 31, 2015, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$7.8 million, including director’s fees accrued in 2014 and paid in 2015. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 30 of the Financial Statements for further information.

C. Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board of Directors in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders, or the “General Meeting,” and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly financial statements, reviews financial statements before their presentation to the Superintendencia del Mercado de Valores, or the SMV (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities) (“CONASEV”)), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are currently Messrs. Suárez, Ortiz-de-Zevallos and del Solar.

Compensation Committee

The Compensation Committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee are currently Messrs. del Solar, Ortiz-de-Zevallos and Suárez.

Nominating Committee

The Nominating is responsible for preparing the proposals for the general meetings in respect of the composition of the Board of Directors along with the director remuneration to be approved by the shareholders. The members of the Nominating Committee are currently Messrs. Benavides-Ganoza, Morales and Ortiz-de-Zevallos.

Corporate Governance Committee

The Corporate Governance Committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee are currently Messrs. Benavides-Ganoza, Morales and Ortiz-de-Zevallos.

D. Employees

As of December 31, 2015 we, including our subsidiaries and Coimolache, had 3,419 employees (including 45 employees from our mining trainee program). In addition, we have entered into arrangements with independent contractors which employed 11,668 workers at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2015, the average tenure of Buenaventura’s permanent laborers was approximately 8 years.

Of the 2,634 permanent employees employed by Buenaventura and its subsidiaries directly, approximately 39% are members of 11 different labor unions (including four unions for clerical workers, seven unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. There are also five unions for workers employed by independent contractors that were formed over the last six years in our mines at Uchucchacua, Orcopampa, La Zanja, Julcani and El Brocal.

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

During 2015, we experienced a strike at one of our mines. Between May and June 2015, we had a strike at the Uchucchacua mine for 29 days that was staged by workers’ and contractors’ unions claiming unsuitable working conditions. The Peruvian Ministry of Labor declared the Uchucchacua workers’ work stoppages illegal. In June of 2015, El Brocal experienced two days of work stoppage at its concentrator plant in Huaraucaca in connection with the negotiation of salaries and the collective bargaining agreement.

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of our employees and housing, hospitals and a full range of social services for our permanent employees and their families at town sites near our mines in compliance with mining regulations. We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the Employee Profit Sharing Amount equivalent to 8% of the annual pre-tax profits of their employer, 50% of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50% of such profits to be distributed based on the aggregate annual salary of each employee. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the Employee Profit Sharing Amount and the aggregate amount paid to employees must be contributed by us to FONDOEMPLEO, a fund established to promote employment and employee training.

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

Our permanent employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in the a public pension fund managed by the state (the “ONP” system) or in a private pension funds (the “AFP” system). We are required to withhold from each of the salaries of the employees enrolled in the ONP system 13% of such employee’s salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system approximately 12.5% of such employee’s salary, and pay such amounts to the respective AFP (exact amount varies from one AFP to another). Additionally, for workers involved in mining and metallurgical processes, an additional 2% is withheld from their salaries, and we contribute an additional 2 percent to increase their pension funds. We have no liability for the performance of these pension plans. In addition, our independent contractors are responsible for covering severance and pension payments with respect to their employees.

In addition, we pay ESSALUD 9% of our total payroll for general health services for all permanent employees. Further, Law No. 26790 also requires us to provide private insurance representing an average payment equal to 1.30 percent of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

E. Share Ownership

As of March 31, 2016, our directors and executive officers, as a group, owned 41,588,448 Common Shares, representing 16.36% of all the 254,186,867 Common and Investment Shares outstanding. Our directors and executive officers do not own any Investment Shares.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2016 is set forth below:

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Roque Benavides †	13,912,006	5.48			13,912,006	5.47
William Champion	—	—	—	—	—	—
José Miguel Morales †	13,813,836	5.44			13,813,836	5.43
Igor Gonzalez	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Carlos del Solar	—	—	—	—	—	—
Germán Suárez	—	—	—	—	—	—
Raúl Benavides †	13,813,836	5.44		—	13,813,836	5.43
Carlos E. Gálvez.	48,770	0.02	—	—	48,770	0.02
Alejandro Hermoza	—	—	—	—	—	—
Gulnara la Rosa	—	—	—	—	—	—
Leandro Garcia	—	—	—	—	—	—
Directors and Executive Officers as a Group †	41,588,448	16.39			41,588,448	16.36

†	Includes Common Shares owned by the applicable Benavides family member and his or her spouse.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2016, we had 274,889,924 Common Shares outstanding, including 21,144,734 treasury shares, and 744,640 Investment Shares, including 272,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2016, with respect to each shareholder known to us to own more than 2.5 percent of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares (1)(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares (1)(3)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares (1)(4)

Benavides Family(5)	69,187,744	27.27	—	—	69,187,744	27.2
Market Vectors ETF Trust Gold Miners ETF	16,866,914	6.1	—	—	16,866,914	6.1
Templeton Asset Management Ltd. Hong Kong	8,542,95	3.1	—	—	8,542,957	3.1
BlackRock Investment Management (UK) Ltd.	7,933,466	2.9	—	—	7,933,466	2.9

(1)	The table above excludes treasury shares. As of March 31, 2016 Buenaventura held 14,474 common shares and 1,230 Investment Shares and our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 271,733 Investment Shares.
(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.
(3)	Percentage calculated on the basis of 417,677 Investment Shares outstanding, which excludes 272,963 treasury shares.
(4)	Percentage calculated on the basis of 254,186,867 Common Shares and Investment Shares outstanding, which excludes 21,447,697treasury shares.
(5)	These Common Shares are owned by certain members, and their spouses, of the immediate and extended family of Elsa Ganoza Benavides (spouse of the late Alberto Benavides de la Quintana, our founder and former Chairman).

As of March 31, 2016, we estimate that 185,756,736 ADSs were held in the United States, which represented approximately 73.21% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the United States was 69 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) totaled US$2.8 million in 2014 and US$4.8 million in 2015.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3% royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$44.2 million, US$36.9 million and US$32.4 million in 2013, 2014 and 2015, and are presented as royalty income in our consolidated statements of income.

Condesa did not receive a cash dividend from Yanacocha in 2013, 2014 or 2015.

We did not receive a cash dividend from Cerro Verde in 2013, 2014 or 2015.

We received cash dividends from Coimolache of approximately US$9.8 million in 2013, US$12.9 million in 2014 and US$6.7 million in 2015.

In March 2002, BISA signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed relate to the construction of mining projects and include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work was completed in October 2001. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in November 2001. In exchange for us operating and managing the transmission project, Yanacocha pays a fee of US3.7 million with annual maturities. The annual revenues for these services amounted to approximately US$0.9 million in each of 2013, 2014 and 2015.

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

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache, Cerro Verde and Yanacocha), 20% of attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such annual obligatory shareholders’ meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8% of pre-tax profits (which may differ from pre-tax profits determined under IFRS due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid. Next, remaining earnings are taxed at the standard corporate income tax rate, which has been 30 percent since January 1, 2004. Such rate has been reduced to 28% for 2015 and 2016, to 27% for 2017 and 2018 and to 26% for 2019 and thereafter. Not less than 10 percent of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20% of the paid-in share capital. In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders. Any dividend approved by a shareholders’ meeting after December 31, 2002 has been subject until 2014 to an additional withholding tax at the rate of 4.1% of the total amount of dividends distributed to shareholders who are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. For dividends paid out from our accumulated net profits after December 31, 2014, such withholding rate has been increased to 6.8% for 2015 and 2016, to 8.0% for 2017 and 2018 and to 9.3% for 2019 and thereafter. Dividends paid to domiciled companies or entities are not subject to such withholding tax. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

Dividends on issued and outstanding Common Shares and Investment Shares are distributed in accordance with the proportion of the total capital represented by such respective shares. Dividends are distributed pro rata in accordance with the number of Common Shares or Investment Shares. Accordingly, any dividend declared would be apportioned 99.73% to the holders of Common Shares and 0.27% to the holders of Investment Shares. This proportion will not change in the future except and to the extent holders of Common Shares and Investment Shares exercise their preemptive rights disproportionately in any future issuance of Common Shares and Investment Shares, or we issue Common Shares without preemptive rights in accordance with Article 259 of the Peruvian Companies Law.

Holders of Common Shares and Investment Shares are not entitled to interest on dividend payments.

Holders of ADRs are entitled to receive dividends with respect to the Common Shares underlying the ADSs evidenced by such ADRs, subject to the terms of the related Amended and Restated Deposit Agreement, to the same extent as owners of Common Shares.

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Cash dividends paid with respect to the Common Shares and amounts distributed with respect to ADSs have been subject until 2014 to a Peruvian withholding income tax of 4.1 percent. Such withholding rate has been increased for dividends paid out from our accumulated net profits after December 31, 2014 to 6.8% for 2015 and 2016, to 8.0% for 2017 and 2018 and to 9.3% for 2019 and thereafter. See “Item 10. Additional Information – E. Taxation – Peruvian Tax Considerations.”

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

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a statement of financial position at any given time). We, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of financial statements which show the existence of net distributable income obtained during the current fiscal year. If, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, we could legally require all shareholders (including holders of ADRs) to return such payment to us with interest. However, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2012 to 2015. Dividends with respect to the years 2012 to 2015 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2012	0.200	0.300	0.500	0.200	0.300	0.500	0.200	0.300	0.500
2013	0.010	0.011	0.021	0.010	0.011	0.021	0.010	0.011	0.021
2014	0.023	0.000	0.023	0.023	0.000	0.023	0.023	0.000	0.023
2015	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

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

A. Offer and Listing Details

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Soles. The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods.

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2012	2.14	117.00	82.55	236.34	43.90	30.86	0.22	109.30	75.00
2013	2.06	90.99	29.70	472.08	36.58	10.54	0.00	30.00	30.00
2014	0.44	39.80	28.11	467.73	14.82	8.64	0.001	26.00	26.00
2015	1.31	38.8	14.35	409.75	12.37	3.88	-	-	-

Quarterly highs and lows

2014
1st quarter	0.22	39.00	31.45	136.12	14.12	11.08	0.001	26.00	26.00
2nd quarter	0.04	38.00	28.11	111.12	13.88	9.75	-	-	-
3rd quarter	0.15	39.80	29.40	93.37	14.82	10.71	-	-	-
4th quarter	0.02	34.00	29.40	127.130	12.28	8.64	-	-	-

2015
1st quarter	0.25	35.51	31.00	106.07	11.74	9.67	-	-	-
2nd quarter	0.46	38.80	32.55	83.37	12.37	10.38	-	-	-
3rd quarter	0.41	32.10	18.50	107.61	10.15	5.80	-	-	-
4th quarter	0.20	25.46	14.00	112.68	8.22	3.88	-	-	-

Monthly highs and lows

2015
October	0.071	25.46	19.43	41.49	8.22	6.09	-	-	-
November	0.124	21.26	15.78	39.01	6.41	4.50	-	-	-
December	0.003	14.35	14.00	32.68	5.01	3.88	-	-	-
2016
January	0.003	12.05	12.05	27.98	4.44	3.38	-	-	-
February	0.084	19.17	15.60	45.36	5.49	4.14	-	-	-
March	0.024	24.66	17.22	14.06	7.38	5.06	-	-	-

(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2016, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2016, there were 1,191 owners of record of the Common Shares and 902 owners of record of the Investment Shares.

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

Directors

The Board of Directors, which must be comprised of seven members, is elected at the Annual Obligatory Meeting. Any changes in the Board of Directors require the approval of the shareholders. The removal of the Board of Directors must be approved at a shareholders’ meeting, attended by holders of 75% of the Common Shares in the first summons and 70% of the Common Shares in the second summons, by resolution approved by at least two thirds of the total number of Common Shares outstanding. In the case of resignation of Directors, the Board of Directors may appoint substitute Directors who will serve until the next shareholders’ meeting.

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

Our By-laws also do not contain any provisions with respect to the power of the Directors to vote upon matters relating to their own compensation. Nevertheless, Article 30 of the By-laws requires that the Board of Directors receive compensation of no more than 4% of the profits of each fiscal year after making deductions for workers’ profit sharing, taxes, reinvestment of profits for tax benefits and legal reserves. This amount will be submitted for ratification by the General Meeting during the annual obligatory meeting, at which time it approves the statement of financial position, taxes, reinvestment of profits for tax benefits and legal reserves.

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only if the agreement relates to operations the company performs in the regular course of business and in an arms-length transaction. Furthermore, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the company’s Board of Directors. Directors are jointly liable to the company and the company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law. In addition, as mentioned above, Article 3 of Law No. 29720 as amended provides that directors and managers are liable for economic or other damages that they may cause because of the approval of resolutions that favor such director’s, or a related party’s, interest instead of the company’s, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such Company’s assets.

Neither our By-laws nor the Peruvian Companies Law contain age limit requirements for the retirement or non-retirement of directors.

Shares and Voting Rights

We have two classes of shares, the Common Shares and the Investment Shares. The Common Shares represent 100% of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. The Common Shares and the Investment Shares may be either physical share certificates in registered form or book-entry securities in the CAVALI ICLV S.A. book-entry settlement system, also in registered form.

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

Our share capital may be increased by holders of Common Shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of Common Shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50 percent of capital to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the SMV, the Lima Stock Exchange and the SUNAT and published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

The Investment Shares do not represent our stock obligations. Holders of Investment Shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings. However, Investment Shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as Common Shares.

Changes in the Rights of Shareholders

Our By-laws do not contain special provisions relating to actions necessary to change the rights of holders of the classes of shares. However, Article 88 of the Peruvian Companies Law establishes that all shares of a same class must have the same rights and obligations, and that if we decide to establish different rights and obligations we must create a different class of shares, which creation will be agreed upon by the General Meeting in accordance with the requirements for modification of the By-laws. The Common Shares are the only class of shares representing 100% of our share capital, and, therefore, each Common Share has the same rights and obligations of each other Common Share. These requirements are described under “—Shares and Voting Rights” above.

The rights of any class of shares may not be reduced except in accordance with the Peruvian Companies Law.

Shareholders’ Meetings

Pursuant to Peruvian law and our By-laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law. Shareholders’ meetings are convened by the Board of Directors when deemed convenient for us or when it is requested by the holders of at least 5% of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of at least 5 percent of the Common Shares, the shareholders’ meeting is not convened by the Board of Directors within 15 business days of the receipt of such request, such holders of at least 5 percent of the Common Shares may request a notary public or a judge to convene the meeting. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or in any other way amend the terms of the summons already made upon the request of at least 5% of the Common Shares or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. The notary public or the judge of the domicile of the company shall call for the shareholders meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta such as ourselves. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally commenced, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

Since we are a sociedad anónima abierta, notice of shareholders’ meetings must be given by publication of a notice, with the publication occurring at least 25 days before any shareholders’ meeting, in El Peruano and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholders’ meeting by holders of 100% of the outstanding Common Shares. According to Article 25 of our By-laws and Article 257 of the Peruvian Companies Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in our By-laws, the sale in a single act of assets with an accounting value that exceeds 50% of our capital stock, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50% of our total voting shares. For the second call, the presence of shareholders holding at least 25% of our total voting shares constitutes a quorum, and for the third call there is no quorum requirement. These decisions require the approval of the majority of the voting shares represented at the shareholders’ meeting. General Meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

In the case of shareholders’ meetings called for the purpose of considering the removal of members of the Board of Directors, at least 75% and 70% of the total number of Common Shares outstanding are required to be represented at the shareholders’ meeting on the first quorum call and second quorum call. Provided such quorum is attained, the affirmative vote of no less than two thirds of the total number of Common Shares outstanding is required to effect the removal of members of the Board of Directors. The special quorum and voting requirements described above cannot be modified at a shareholders’ meeting called for the purpose of considering the removal of members of the Board of Directors.

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

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10 and Regulation No. 05-2009-EF-94.01.1 of the SMV, when an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25%) of the voting shares of a company, as well as upon any person or group increasing its ownership above the 50 percent and 60% thresholds, a procedure known as Oferta Pública de Adquisición, or a “Takeover Bid,” must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF.94.10 of the SMV as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5 percent of our paid-in capital.

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

C. Material Contracts

Not Applicable.

D. Exchange Controls

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Before August 1990, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the 1990s, the Peruvian currency has experienced a significant number of large devaluations, and Peru has consequently adopted, and operated under, various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by such companies. Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

E. Taxation

The following summarizes the material Peruvian and United States tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes and holders of 10% or more of our voting shares. This discussion does not address any U.S. state or local taxes, the U.S. federal alternative minimum tax or the U.S. Medicare tax on net investment income. There is no tax treaty currently in effect between Peru and the United States, except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the United States which are subject to change and possibly with retroactive effect.

“U.S. Holder” means a beneficial owner of ADSs or Common Shares that is (i) a United States citizen or resident, (ii) a domestic corporation or partnership, (iii) a trust subject to the control of a U.S. fiduciary and the primary supervision of a U.S. court or (iv) estate the income of which is subject to United States federal income taxation regardless of its source.

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares and amounts distributed with respect to ADSs are currently subject to a Peruvian withholding Income Tax, at a rate of 4.1% over the dividend paid (as long as such dividend is paid out from our accumulated net profits as of December 31, 2015), when the dividend is paid to shareholders that are: (i) individuals, whether resident or nonresident in Peru or (ii) nonresident entities. As a general rule, the distribution of additional Common Shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to Common Shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian Income Tax or withholding taxes. If the dividend distribution is paid out from our net profits after December 31, 2014, the Peruvian withholding Income Tax rate will increase to 6.8%, if the distribution is approved during 2015 and 2016, to 8% if it is approved during 2017 and 2018, and to 9.3% if it is approved in 2019 or later.

Law No. 30296, enacted on December 31, 2014, established certain amendments to the Peruvian Income Tax Law, (the “ITL”), effective from January 1, 2015. The most significant changes are the following: (i) a gradual increase of Peruvian withholding income tax over dividends paid from 4.1% to 6.8% in 2015 and 2016, to 8.0% in 2017 and 2018, and to 9.3% in 2019 and beyond. These tax rates will apply to profit distribution adopted or made available in cash or in kind, whichever occurs first, since January 1, 2015; and (ii) Peruvian withholding income tax of 4.1% will be applied to retained earnings or other items subject to generate taxable dividends, obtained up to December 31, 2014, and forming part of dividends distribution or any other profit distribution.

Capital Gains

Pursuant to Article 6 of the ITL, individuals and entities resident in Peru are subject to Peruvian Income Tax on their worldwide income while non-resident individuals or entities are subject to Peruvian Income Tax on their Peruvian source income only.

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

Currently, regardless of whether or not the transferor is domiciled in Peru, the ITL establishes that taxable income resulting from the disposal of securities is determined by the difference between the sale price of the securities and its tax basis. However, before December 31, 2009, capital gains resulting from the disposal of ADSs or Common Shares issued by legal entities incorporated in Peru were exempt from Peruvian Income Tax if: (i) in the case of non-regular individuals (i.e., individuals who do not frequently trade securities), the transaction was carried out before December 31, 2009; and (ii) in the case of shareholders other than individuals, the transaction was carried out on the Lima Stock Exchange (floor session) before December 31, 2009.

Effective January 1, 2010, the exemption was repealed and, as such, capital gains resulting from the disposal of ADSs or Common Shares issued by legal entities incorporated in Peru became subject to Peruvian Income Tax, or the “Income Tax.” For non-resident entities or individuals, capital gains will be subject to an Income Tax rate of either 5% or 30%, depending where the transaction takes place. If the transaction is consummated within Peru, the Income Tax rate is 5%; if the transaction is consummated outside of Peru, capital gains are taxed at a rate of 30 percent.

The ITL Regulations have defined transactions consummated within Peru to mean that the securities at issue are transferred through the Lima Stock Exchange. In contrast, the transaction is considered to have been consummated abroad when (i) the securities at issue are not registered on the Lima Stock Exchange or (ii) registered securities are not transferred through the Lima Stock Exchange.

Before December 31, 2012, for nonresident individuals, the first five Tax Units (approximately US$6,800) of capital gains deriving from the transfer of securities were exempted from the Income Tax. Effective January 1, 2013, this exemption was repealed. If the transferor is a resident entity, capital gains deriving from the disposal of securities will be treated as any other taxable income subject to the 30% corporate Income Tax rate.

Furthermore, before December 31, 2012, if the transferor was a resident individual, the first five Tax Units (approximately US$6,800) of capital gains deriving from the transfer of securities were exempted from the Income Tax. Effective January 1, 2013, such exemption was repealed. Any capital gain earned by a resident individual is subject to the 5% annual Income Tax rate regardless of whether or not the transaction is carried out on the Lima Stock Exchange and regardless of how many transactions are carried out by such individual. In this case, the five percent Income Tax rate will be applicable over the annual net capital gain, which is calculated by deducting from the annual gross capital gain of the annual losses resulting from the disposal of shares during the same fiscal year.

Moreover, if the transferor, either a resident or nonresident individual or entity, acquired the ADSs or Common Shares that were exempt from the Income Tax before January 1, 2010, pursuant to a special provision of the ITL, the tax basis is the higher of: (i) the acquisition cost; (ii) the face or nominal value of the shares; or (iii) the stock market value at closing on December 31, 2009.

If the transferor, whether resident or nonresident in Peru, acquires the ADSs or Common Shares on or after January 1, 2010, the tax basis is: (i) for shares purchased by the transferor, the acquisition price paid for the shares; (ii) for shares received by the transferor as a result of a capital stock increase because of a capitalization of net profits, the face or nominal value of such shares; (iii) for other shares received free of any payment, the stock market value of such shares if listed on the Lima Stock Exchange or, if not, the face or nominal value of such shares; and (iv) for shares of the same type acquired at different opportunities and at different values, the tax basis will be the weighted average cost.

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

Law No. 29645 has technically been in force since January 1, 2011. Implementing regulations were enacted in July 2011, and CAVALI ICLV S.A. began acting as a withholding agent on November 1, 2011. As a result, with regard to securities transferred through the Lima Stock Exchange by a nonresident transferor after November 1, 2011, such nonresident transferor is no longer obliged to self-assess and pay its Income Tax liability directly to Peruvian tax authorities within the first 12 working days following the month in which Peruvian source income was earned.

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

Other Considerations

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or Common Shares. No stamp, transfer or similar tax applies to any transfer of Common Shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.15% of value sold), fees payable to the SMV (0.05% of value sold), brokers’ fees (about 0.05% to 1% of value sold) and Value Added Tax (at the rate of 18%) on commissions and fees. Any investor who sells its Common Shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the Common Shares.

United States Federal Income Tax Considerations

Assuming the obligations contemplated by the Amended and Restated Deposit Agreement are being performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for United States federal income tax purposes as the owners of the Common Shares represented by those ADSs.

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Under current law, a maximum 20% U.S. tax rate is imposed on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. The ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. Holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a maximum rate of 20%. Dividends paid in Soles are includible in a United States dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Soles for a different amount of U.S. Dollars will be United States source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax but in other circumstances may constitute a taxable dividend.

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

Passive Foreign Investment Company

We believe that we are not and will not become a passive foreign investment company for United States federal income tax purposes. A foreign corporation is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

If we were a PFIC in any year during which a U.S. Holder owned ADSs or Common Shares, we would not be treated as a “qualified foreign corporation” for purposes of qualifying dividends paid to a U.S. Holder for the preferential 20% maximum U.S. tax rate noted above and the U.S. Holder would be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of ADSs or Common Shares (regardless of whether we continued to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on ADSs or Common Shares during a taxable year exceed 125 percent of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the ADSs or Common Shares). To compute the tax on an excess distribution or any gain, (i) the excess distribution or the gain is allocated ratably over the U.S. Holder’s holding period for the ADSs or Common Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

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

The following discussion contains forward-looking statements that are subject to risks and uncertainties, many of which are outside of our control. Our primary market risks are related to fluctuations in the prices of gold, silver, zinc and lead. To a lesser extent, we are subject to market risk related to fluctuations in US$/ Sol exchange rates and to market risk related to interest rate fluctuation on our cash balances.

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

As of March 31, 2016, we had no fixed price commitments for the sale of our metals. As of March 31, 2016, we had no silver derivative contracts or gold convertible put option contracts in place.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2016.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. Dollar (Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations.

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

Fees Incurred in Past Annual Period

From January 1, 2015 to April 30, 2016, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures

As of December 31, 2015, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (the “COSO”) of the Treadway Commission in Internal Control—Integrated Framework (1992). Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2015.

Our independent registered public accounting firm, Paredes, Zaldívar, Burga & Asociados S. Civil de R.L., has issued an attestation report on our internal control over financial reporting, which is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - the COSO criteria. Compañía de Minas Buenaventura S.A.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 of Compañía de Minas Buenaventura S.A.A. and subsidiaries and our report dated February 25, 2016, expressed an unqualified opinion thereon.

Lima, Perú

February 25, 2016

/s/ Paredes, Zaldívar, Burga & Asociados S. Civil de R.L.
Countersigned by:

/s/ Victor Burga
Victor Burga
C.P.C.A. Register No. 14859

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Mr. German Suárez is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Suárez and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the New York Stock Exchange’s, (“NYSE”), Listed Company Manual.

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

The Audit Committee proposed at the General Meeting that Paredes, Zaldívar, Burga & Asociados S. Civil de R.L., a member firm of Ernst & Young Global, be elected as the independent auditor for 2015. Paredes, Zaldívar, Burga & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2014 and 2015, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Paredes, Zaldívar, Burga & Asociados S. Civil de R.L. for 2014 and 2015.

	Year ended December 31,
	2014		2015
Audit Fees	US$	1,684,569	US$	1,314,910
Tax Fees	US$	284,987	US$	292,589
All other fees	US$	4,275	US$	21,845
Total	US$	1,973,831	US$	1,629,344

Audit Fees. Audit fees in the above table are the aggregate fees billed by Paredes, Zaldívar, Burga & Asociados S. Civil de R.L. in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2014 and 2015.

Tax Fees. Tax fees in the above table are fees billed by Paredes, Zaldívar, Burga & Asociados S. Civil de R.L. in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members an engagement letter is executed. The Audit Committee approved all audit and tax fees in 2014 and 2015.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2015, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

Page
(a) Index to Financial Statements and Schedules

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-1

MINERA YANACOCHA S.R.L.	F-99

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-152

(b)	Index to Exhibits

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañí a de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A., dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ Carlos E. Gálvez Pinillos
Carlos E. Gálvez Pinillos
Chief Financial Officer

Dated: May 2, 2016

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

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2015, 2014 and 2013, together with the Report of Independent Registered Public Accounting Firm

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2015, 2014 and 2013, together with the Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

Introduction

We have audited the accompanying consolidated financial statements of Compañía de Minas Buenaventura S.A.A. (a Peruvian public corporation) and subsidiaries (together the “Group”), which comprise the consolidated statements of financial position as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, statements of other comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2015, 2014 and 2013. These consolidated financial statements are the responsibility of the Group's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Minera Yanacocha S.R.L (an associate in which the Company has a 43.65% interest through its subsidiary, Compañía Minera Condesa S.A.) as of December 31, 2014 and for the years ended December 31, 2014 and 2013. In the consolidated statements of financial position, the Group’s investment in Minera Yanacocha S.R.L., is stated at US$1,186 million as of December 31, 2014, and the Group’s equity in the results of Minera Yanacocha S.R.L. is stated at a loss of US$175 million and US$251 million for the years ended December 31, 2014 and 2013, respectively. Those statements were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the reports of the other auditors.

Scope

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

Opinion

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and Subsidiaries as of December 31, 2015 and 2014, and their results of operations and their cash flows for each of the years ended on December 31, 2015, 2014 and 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Additional information

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compañía de Minas Buenaventura S.A.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated February 25, 2016 expressed an unqualified opinion thereon.

F-2

Report of Independent Registered Public Accounting Firm (continued)

Lima, Peru,

February 25, 2016

Countersigned by:

Paredes, Zaldívar, Burga & Asociados S. Civil de R.L.

/s/ Victor Burga
Victor Burga
C.P.C.A. Register No. 14859

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2015 and 2014

	Note	2015	2014
		US$(000)	US$(000)
Asset
Current asset
Cash and cash equivalents	7	78,519	78,512
Trade and other receivables, net	8(a)	219,862	281,604
Inventories, net	9(a)	101,473	150,284
Income tax credit		45,919	53,746
Prepaid expenses	10	8,231	16,954
Derivative financial instruments	32(a)	-	3,688
		454,004	584,788
Assets held for sale	1(e)	15,592	18,683

		469,596	603,471
Non-current asset
Trade and other receivables, net	8(a)	162,567	26,651
Inventories, net	9(a)	26,029	34,088
Investments in associates	11(a)	2,043,983	2,224,381
Mining concessions, development costs, property, plant and equipment, net	12	1,747,624	1,715,452
Investment properties, net	13	10,719	11,200
Deferred income tax asset, net	28(b)	41,574	47,675
Prepaid expenses	10	29,235	-
Other assets		15,854	9,356
		4,077,585	4,068,803
Total assets		4,547,181	4,672,274
Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	14	285,302	40,000
Trade and other payables	15(a)	247,114	254,000
Provisions	16(a)	49,829	67,895
Income tax payable		2,444	3,556
Embedded derivatives for sale of concentrate, net	32(b)	1,694	9,072
Financial obligations	17(a)	33,394	69,950
Derivative financial instruments	32(c)	10,643	-
		630,420	444,473
Liabilities directly associated with the assets held for sale	1(e)	20,611	28,890
		651,031	473,363
Non-current liabilities
Trade and other payables	15(a)	15,057	15,240
Provisions	16(a)	141,885	63,571
Financial obligations	17(a)	320,316	313,355
Contingent consideration liability	5	16,994	23,026
Deferred income tax liabilities, net	28(b)	12,662	21,594
		506,914	436,786
Total liabilities		1,157,945	910,149
Shareholders’ equity, net	18
Capital stock		750,497	750,497
Investment shares		1,396	1,396
Additional paid-in capital		219,055	219,055
Legal reserve		162,714	162,710
Other reserves		269	269
Retained earnings		2,024,895	2,328,423
Other reserves of equity		2,240	1,755
Shareholders’ equity, net attributable to owners of the parent		3,161,066	3,464,105
Non-controlling interest	19(a)	228,170	298,020
Total shareholders’ equity, net		3,389,236	3,762,125
Total liabilities and shareholders’ equity, net		4,547,181	4,672,274

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		US$(000)	US$(000)	US$(000)

Continuing operations
Operating income
Net sales of goods	21(a)	864,962	1,067,271	1,135,836
Net sales of services	21(a)	54,488	71,642	79,585
Royalty income	30(a)	32,414	36,867	44,185
Total operating income		951,864	1,175,780	1,259,606
Operating costs
Cost of sales of goods, excluding depreciation and amortization	22(a)	(537,713)	(533,052)	(513,165)
Cost of services, excluding depreciation and amortization	22(b)	(52,692)	(81,487)	(114,120)
Exploration in operating units	23	(91,520)	(97,852)	(101,913)
Depreciation and amortization		(242,465)	(208,698)	(159,140)
Mining royalties	24	(27,407)	(28,440)	(30,402)
Total operating costs		(951,797)	(949,529)	(918,740)
Gross profit		67	226,251	340,866
Operating expenses
Administrative expenses	25	(86,532)	(101,102)	(75,118)
Exploration in non-operating areas	26	(30,610)	(50,007)	(32,805)
Selling expenses		(19,481)	(16,605)	(14,842)
Impairment loss of long-lived assets	12(b)	(11,255)	-	-
Other, net		209	3,059	(2,858)
Total operating expenses, net		(147,669)	(164,655)	(125,623)
Operating profit (loss)		(147,602)	61,596	215,243
Other income (expense), net
Share in the results of associates under equity method	11(b)	(173,375)	(74,600)	(114,145)
Finance costs	27	(27,622)	(11,318)	(9,896)
Net gain (loss) from currency exchange difference		(13,683)	(8,452)	(7,192)
Gain on business combination	5	-	59,852	-
Finance income	27	11,026	8,408	6,621
Total other income (expenses), net		(203,654)	(26,110)	(124,612)
Profit (loss) before income tax		(351,256)	35,486	90,631

Current income tax	28(c)	(14,225)	(19,006)	(57,328)
Deferred income tax	28(c)	(541)	(47,006)	(29,154)
Profit (loss) from continuing operations		(366,022)	(30,526)	4,149

Discontinued operations
Loss from discontinued operations	1(e)	(9,523)	(31,114)	(83,885)
Loss for the year		(375,545)	(61,640)	(79,736)
Attributable to:
Owners of the parent		(317,210)	(76,065)	(107,257)
Non-controlling interest	19(a)	(58,335)	14,425	27,521
		(375,545)	(61,640)	(79,736)
Basic and diluted loss per share attributable to equity holders of the parent, stated in U.S. dollars	18(e)	(1.25)	(0.30)	(0.42)
Loss for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in US dollars	18(e)	(1.21)	(0.18)	(0.09)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Net loss	(375,545)	(61,640)	(79,736)

Other comprehensive profit (loss):
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on cash flow hedges	(3,368)	4,781	(1,093)
Loss on available-for-sale investments	(546)	(80)	(434)
Income tax effect	3,372	(1,581)	378
	(542)	3,120	(1,149)
Total other comprehensive loss	(376,087)	(58,520)	(80,885)

Attributable to:
Equity holders of the parent	(316,725)	(74,414)	(108,078)
Non-controlling interests	(59,362)	15,894	27,193

	(376,087)	(58,520)	(80,885)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2015, 2014 and 2013

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non-controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2013	253,729,664	750,540	1,399	219,471	162,663	269	2,599,266	925	3,734,533	263,647	3,998,180

Net profit (loss)	-	-	-	-	-	-	(107,257)	-	(107,257)	27,521	(79,736)
Other comprehensive loss	-	-	-	-	-	-	-	(821)	(821)	(328)	(1,149)
Total other comprehensive income	-	-	-	-	-	-	(107,257)	(821)	(108,078)	27,193	(80,885)

Dividends declared and paid, Note 18(d)	-	-	-	-	-	-	(78,879)	-	(78,879)	(13,533)	(92,412)
Treasury shares purchase	(14,474)	(43)	(3)	(416)	-	-	-	-	(462)	-	(462)
As of December 31, 2013	253,715,190	750,497	1,396	219,055	162,663	269	2,413,130	104	3,547,114	277,307	3,824,421

Net profit (loss)	-	-	-	-	-	-	(76,065)	-	(76,065)	14,425	(61,640)
Other comprehensive profit	-	-	-	-	-	-	-	1,651	1,651	1,469	3,120
Total other comprehensive profit (loss)	-	-	-	-	-	-	(76,065)	1,651	(74,414)	15,894	(58,520)

Dividends declared and paid, Note 18(d)	-	-	-	-	-	-	(8,642)	-	(8,642)	(8,880)	(17,522)
Expired dividends	-	-	-	-	47	-	-	-	47	-	47
Increases in non-controlling interest	-	-	-	-	-	-	-	-	-	13,699	13,699
As of December 31, 2014	253,715,190	750,497	1,396	219,055	162,710	269	2,328,423	1,755	3,464,105	298,020	3,762,125
Net loss	-	-	-	-	-	-	(317,210)	-	(317,210)	(58,335)	(375,545)
Other comprehensive loss	-	-	-	-	-	-	-	485	485	(1,027)	(542)
Total other comprehensive income	-	-	-	-	-	-	(317,210)	485	(316,725)	(59,362)	(376,087)

Dividends declared and paid, Note 19(b)	-	-	-	-	-	-	-	-	-	(10,488)	(10,488)
Expired dividends	-	-	-	-	4	-	-	-	4	-	4
Other items	-	-	-	-	-	-	13,682	-	13,682	-	13,682
As of December 31, 2015	253,715,190	750,497	1,396	219,055	162,714	269	2,024,895	2,240	3,161,066	228,170	3,389,236

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales		965,273	1,144,394	1,351,359
Value added tax recovered		81,692	39,685	66,921
Royalty received		38,983	31,252	50,562
Dividends received	30	6,691	12,938	9,803
Interest received		3,650	8,333	8,235
Payments to suppliers and third parties		(727,017)	(805,413)	(752,770)
Payments to employees		(175,329)	(203,496)	(216,799)
Payments of mining royalties		(22,836)	(22,631)	(30,623)
Income tax paid		(22,330)	(33,161)	(66,427)
Interest paid		(21,518)	(9,405)	(11,494)
Net cash and cash equivalents provided by operating activities		127,259	162,496	408,767
Investing activities
Proceeds from settlement of financial assets at fair value through profit or loss		-	-	52,944
Proceeds from collection of loan to an associate	30	-	15,553	24,537
Proceeds from sale of mining concessions, development costs, property, plant and equipment		5,481	1,681	5,010
Additions to mining concessions, development costs, property, plant and equipment	12	(211,286)	(227,564)	(503,576)
Loans to associates	30	(124,800)	-	-
Loans to third parties	8	(829)	-	-
Payments for acquisition of other assets		(10,238)	-	-
Payments for acquisition of shares in associate, net of cash acquired		-	(80,316)	-
Contributions in associates		-	(2,012)	(6,988)
Net cash and cash equivalents used in investing activities		(341,672)	(292,658)	(428,073)
Financing activities
Proceeds from financial obligations	17	296	177,125	236,975
Proceeds from bank loans	14	344,503	40,000	-
Payments of bank loans	14	(90,000)	-	-
Payments of financial obligations	17	(29,891)	(42,205)	(260,231)
Dividends paid to controlling shareholders	18(d)	-	(8,642)	(78,879)
Dividends paid to non-controlling shareholders	19(b)	(10,488)	(8,880)	(13,533)
Purchase of treasury shares		-	-	(462)
Net cash and cash equivalents provided by (used in) financing activities		214,420	157,398	(116,130)
Increase (decrease) in cash and cash equivalents for the year, net		7	27,236	(135,436)
Cash and cash equivalents at beginning of year		78,512	51,276	186,712

Cash and cash equivalents at year-end		78,519	78,512	51,276
Financing and investing activities not affecting cash flows:
Changes in mine closures plans		74,907	398	57,657
Contingent consideration liability		-	23,026	-

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2015, 2014 and 2013

1.	Identification and business activity

(a)	Identification -

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

The Group operates directly five operating mining units in Peru (Uchucchacua, Orcopampa, Julcani, Mallay and Breapampa), four mining units held for sale (Poracota, Recuperada, Antapite and Shila-Paula), and two mining units under development stage (Tambomayo and San Gabriel). In addition, the Group has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; Molle Verde S.A. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and other entities dedicated to energy generation and transmission services, construction and engineering services and other activities.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2015 were approved by the Company’s Management on February 25, 2016 and, in its opinion, will be approved without modifications in the Board of Directors and Shareholders’ Meetings within the terms established by Law.

The consolidated financial statements as of December 31, 2014 were approved on February 24, 2015.

Notes to the consolidated financial statements (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Country of incorporation	Ownership
	and business	December 31, 2015		December 31, 2014
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (*)	Peru	2.71	51.36	2.71	51.36
Inversiones Colquijirca S.A. (*)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	Mexico	99.80	0.20	99.80	0.20
Compañía de Minas Buenaventura Chile Ltda.	Chile	90.00	10.00	90.00	10.00
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	-	70.00	-
Metalúrgica Los Volcanes S.A.	Peru	99.99	-	99.99	-
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00
Compañía Minera Nueva Italia S.A.	Peru	-	93.36	-	93.36

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00	-	100.00
Empresa de Generación Huaura S.A.C.	Peru	0.01	99.99	0.01	99.99

Construction, engineering services and insurance brokerage:
Buenaventura Ingenieros S.A.	Peru	100.00	-	100.00	-
BISA Construcción S.A. (**)	Peru	-	-	-	100.00
Contacto Corredores de Seguros S.A.	Peru	99.98	0.02	0.02	99.98
BISA Argentina S.A. (antes Minera San Francisco S.A.)	Argentina	56.42	43.58	56.42	43.58
Contacto Risk Consulting S.A.	Peru	-	98.00	-	-

Industrial activities
Procesadora Industrial Río Seco S.A.	Peru	100.00	-	100.00	-

(*)	As of December 31, 2015 and 2014, the participation of the Company in the voting rights of El Brocal is 53.72%. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Group’s subsidiary (99.99% as of December 31, 2015 and 2014), has a 51.06% interest in El Brocal’s capital stock, through which the Group holds an indirect participation in El Brocal of 51.36% as of December 31, 2015 and 2014.

(**)	In December 2015, the Board of Directors’ and Shareholders’ Meetings of Buenaventura Ingenieros S.A. and BISA Construcción S.A., approved the merger between these subsidiaries whereby Buenaventura Ingenieros S.A. has absorbed BISA Construcción S.A.

Notes to the consolidated financial statements (continued)

(e)	Discontinued operations

In 2014, the Group publicly announced its decision to sell its four paralyzed mining units mentioned in Note 1(b); as a consequence, they are presented as mining units held for sale. According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. There were delays during the selling process related to regulatory issues; however, management expects to complete the sale of these discontinued mining units to third parties no later than December 31, 2016.

The major classes of assets and liabilities of these four mining units held for sale as of December 31, 2015 and 2014 are presented below:

	2015	2014
	US$(000)	US$(000)

Asset
Cash	4	18
Trade and other receivables, net	172	849
Inventories, net	1,940	2,581
Prepaid expenses	170	197
Mining concessions, development costs, property, plant and equipment, net	13,306	15,038
Assets classified as held for sale	15,592	18,683

Liabilities
Trade and other payables	(2,862)	(5,224)
Provisions	(17,749)	(23,666)
Liabilities directly associated with the assets held for sale	(20,611)	(28,890)

Notes to the consolidated financial statements (continued)

The results of the four mining units held for sale for the years 2015, 2014 and 2013 are presented below:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Operating income
Net sales	398	5,117	25,835
Total income	398	5,117	25,835

Operating costs
Cost of sales, excluding depreciation and amortization	(8,011)	(28,566)	(26,094)
Exploration	(26)	(2,853)	(65,230)
Depreciation and amortization	-	(823)	(6,337)
Mining royalties	(4)	(47)	(221)
Total operating costs	(8,041)	(32,289)	(97,882)
Gross loss	(7,643)	(27,172)	(72,047)
Operating expenses, net
Administrative expenses	(74)	(523)	(2,358)
Selling expenses	(2)	(201)	(1,193)
Provision for contingencies	(44)	372	(1,589)
Other, net	(1,039)	(2,929)	(5,674)
Total operating expenses	(1,159)	(3,281)	(10,814)
Operating loss	(8,802)	(30,453)	(82,861)
Other income (expenses), net
Finance income	-	1	2
Finance costs	(840)	(799)	(1,074)
Net gain from currency exchange difference	119	145	180
Total other expenses, net	(721)	(653)	(892)
Loss before income tax	(9,523)	(31,106)	(83,753)
Income tax	-	(8)	(132)

Loss associated with the mining units classified as held for sale	(9,523)	(31,114)	(83,885)

Notes to the consolidated financial statements (continued)

The net cash flows used by the four mining units held for sale for the years 2015, 2014 and 2013 are presented below:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Operating activities	(8)	261	5,195
Investing activities	(6)	(296)	(5,325)
Financing activities	-	-	-
Net decrease in cash and cash equivalents during the year	(14)	(35)	(130)

Basic and diluted earnings per share for the years 2015, 2014 and 2013, resulting from the discontinued operations are as follow:

	2015	2014	2013
	US$	US$	US$

Loss from the discontinued operations, per basic and diluted share	(0.04)	(0.12)	(0.33)

Write-down of property, plant and equipment

Before the classification of the four mining units as held for sale, the recoverable amount was estimated for certain items of property, plant and equipment and impairment loss of US$794,000 was identified in 2014 (accumulated impairment loss of US$19,805,000 as of December 31, 2013).

2.	Basis for preparation, consolidation and accounting policies
2.1.	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for the derivative financial instruments that have been measured at fair value.

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

Notes to the consolidated financial statements (continued)

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
-	Exposure, or rights, to variable returns from its involvement with the investee;
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee;
-	Rights arising from other contractual arrangements;
-	The Group’s voting rights and potential voting rights or a combination of rights.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Notes to the consolidated financial statements (continued)

2.3.	Changes in accounting policies and disclosures -

Certain standards and amendments applied for the first time in 2015; however, they did not have material impact on the annual consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.4.	Summary of significant accounting policies –
(a)	Foreign currencies -

The consolidated financial statements are presented in U.S. dollars, which is also the Group’s functional currency.

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

(b)	Financial instruments -

Initial recognition and measurement

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

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at fair value through profit or loss;
-	Loans and receivables;
-	Held-to-maturity investments;
-	Available-for-sale financial investments.

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

Held-to-maturity investments -

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. The Group did not have any held-to-maturity investment as of December 31, 2015 and 2014.

Available-for-sale financial assets -

The available-for-sale financial assets include equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and may be sold in response to needs for liquidity or in response to changes in the market conditions. The Group did not have these financial assets as of December 31, 2015 and 2014.

Notes to the consolidated financial statements (continued)

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired;
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset or, (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

The current portion of the inventories is determined based on the expect amounts to be processed within the next twelve months. Inventories not expected to be processed within the next twelve months are classified as long-term.

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

Notes to the consolidated financial statements (continued)

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, this difference is allocate to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities, of the acquiree, are assigned to those units.

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

The consolidated statement of profit or loss reflects the Group’s share of the results of operations of the associate.

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

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

(g)	Prepaid expenses -

Non-monetary assets which represent an entity’s right to receive goods or services are presented as prepaid expenses. The asset is subsequently derecognized when the goods are received and the services are rendered.

(h)	Property, plant and equipment -

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

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Also, when a major inspection is performed, its cost is recognized in the carrying amount of plant and equipment as a replacement if the recognition criteria are satisfied. All other maintenance and repair costs are recognized in the consolidated statement of profit or loss as incurred.

Depreciation -

Unit-of-production method:

In mining units with a long-term useful life, depreciation of assets directly related to the operation of the mine, is calculated using the units-of-production method, which is based on economically recoverable reserves of the mining unit. Other assets related to these mining units are depreciated using the straight-line method with the lives detailed in the next paragraph.

Straight-line method:

Depreciation of assets in mining units with short useful lives or used for administrative purposes, is calculated using the straight-line method of accounting. The useful lives are the following:

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

Notes to the consolidated financial statements (continued)

(i)	Leases -

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

Group as a lessor -

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

Notes to the consolidated financial statements (continued)

(j)	Mining concessions -

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

Mining concessions are presented in the caption of mining concessions, development costs, property, plant and equipment, net.

(k)	Exploration and mine development costs –

Exploration expenditure -

Exploration costs are expensed as incurred. These costs primarily include materials and fuels used, surveying costs, drilling costs and payments made to the contractors.

Exploration and evaluation activity includes:

-	Researching and analyzing historical exploration data;
-	Gathering exploration data through geophysical studies;
-	Exploratory drilling and sampling;
-	Determining and examining the volume and grade of the resource;
-	Surveying transportation and infrastructure requirements;
-	Conducting market and finance studies.

Development costs -

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

The development costs include:

-	Metallurgical and engineering studies;
-	Drilling and other costs necessary to delineate ore body;
-	Removal of the initial clearing related to an ore body.

Development costs necessary to maintain production are expensed as incurred.

Notes to the consolidated financial statements (continued)

(l)	Stripping (waste removal) costs -

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

Stripping costs incurred during the production phase (production stripping costs) are generally considered to create two benefits, being either the production of inventory or improved access to the ore to be mined in the future. Where the benefits are realized in the form of inventory produced in the period, the production stripping costs are accounted for as part of the cost of producing those inventories. Where the benefits are realized in the form of improved access to ore to be mined in the future, the costs are recognized as a non-current asset, referred to as a stripping activity asset, if the following criteria are met:

-	Future economic benefits are probable;
-	The component of the ore body for which access will be improved can be accurately identified;
-	The costs associated with the improved access can be reliably measured.

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

(m)	Investment properties –

Investment properties are measured at cost, net of accumulated depreciation and impairment loss, if any.

Depreciation of the investment properties is determined using the straight-line method with useful life of 20 years.

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

Notes to the consolidated financial statements (continued)

(n)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit (CGU) fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

For assets in general, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

(o)	Share-based payments -

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

(p)	Provisions -

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

For closed mines, changes to estimated costs are recognized immediately in the consolidated statements of profit or loss.

(q)	Treasury shares -

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

(r)	Revenue recognition -

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

The embedded derivative, which does not qualify for hedge accounting, is initially recognized at fair value with subsequent changes in the fair value recognized in the consolidated statements of profit or loss until final settlement, and presented as part of net sales. Changes in fair value over the quotation period and up until final settlement are estimated by reference to forward market prices.

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

Revenue from engineering and construction services -

Revenue is recognized based on the stage of completion of contracts for existing services. The stage of completion is measured by reference to services performed to date as a percentage of total services to be performed by each contract.

Rental income -

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term and is included in revenue in the consolidated statement of profit or loss due to its operating nature.

(s)	Benefits to employees -

Salaries and wages, bonuses, post-employment benefits and vacations are calculated in accordance with IAS 19, "Employee Benefits" and are calculated in accordance with current Peruvian legislation based on the accrual basis.

Workers’ profit sharing

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

Notes to the consolidated financial statements (continued)

(t)	Borrowing costs -

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

(u)	Taxes –

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

Notes to the consolidated financial statements (continued)

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

Sales tax -

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

(v)	Fair value measurement

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

Notes to the consolidated financial statements (continued)

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities;
-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;
-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

(w)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement –

The Group uses derivative instruments to hedge its commodity price risk (forward commodity contracts) and its foreign exchange risk (forward exchange rate contracts). Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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

Notes to the consolidated financial statements (continued)

The Group’s hedge is classified as cash flow hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the finance costs caption.

(x)	Discontinued operations -

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

An extension of the period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset.

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

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

-	Represents a separate major line of business or geographical area of operations;
-	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
-	Is a subsidiary acquired exclusively with a view to resale.

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

Notes to the consolidated financial statements (continued)

(c)	Production start date -

The Group assesses the stage of each mine under development to determine when a mine moves into the production phase. The criteria used to assess the start date are determined based on the unique nature of each mining project, such as the complexity of the project and its location. The Group considers various relevant criteria to assess when the production phase is considered to have commenced. Some of the criteria used to identify the production start date include, but are not limited to:

-	Level of capital expenditure incurred compared to the original construction cost estimates;
-	Completion of a reasonable period of testing of the mine plant and equipment;
-	Ability to produce metal in saleable form (within specifications);
-	Ability to sustain ongoing production of metal.

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

The process of estimating quantities of reserves is complex and requires making subjective decisions when evaluating all geological, geophysical, engineering and economic information available choices. Reviews could occur on reserve estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves could mainly affect the carrying value of mining concessions, development costs and property, plant and equipment; the charges in result for depreciation and amortization; and the carrying amount of the provision for closure of mining units.

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

Notes to the consolidated financial statements (continued)

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

(g)	Fair value of contingent consideration -

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

4.	Standards issued but not effective

The relevant standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The adoption of IFRS 9 would have not significant effect on the classification and measurement of the Group’s financial assets and liabilities.

Notes to the consolidated financial statements (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 Consolidated Financial Statements and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will impact the Group to the extent that it undertakes future transactions of this nature, as this accounting approach differs to that which it would currently apply.

5.	Business combination

Acquisition of controlling interest in Canteras del Hallazgo S.A.C. -

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (“Gold Fields”) 51% of the voting shares of Canteras del Hallazgo S.A.C., which represent the whole interest of Gold Fields in the equity of such entity.

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

Moreover, the Group recognized a gain of US$59,852,000 in the 2014 consolidated statement of profit or loss as a result of re-measuring the previously held equity interest (US$40,094,000) at its acquisition date fair value (US$99,946,000) in accordance with IFRS 3.

Notes to the consolidated financial statements (continued)

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

Contingent consideration -

The purchase and sale agreement considered a contingent consideration of US$23,026,000, which corresponds to the present value of the future royalty payments equivalent to 1.5% over the future sales of the minerals arising from the mining properties acquired. The fair value has been determined using the income approach. Significant unobservable valuation inputs are provided below:

Annual average of future sales of mineral (US$000)	208,574
Useful life of mining properties	12
Discount rate (%)	10

Significant increase (decrease) in the future sales of mineral would result in higher (lower) fair value of the contingent consideration liability, while significant increase (decrease) in the discount rate would result in lower (higher) fair value of the liability. Changes in the fair value of this contingent consideration have been recognized through profit or loss in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

As of December 31, 2015, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2015 reflects this assumption and changes in metal prices. A reconciliation of fair value measurement of the contingent consideration liability is provided below:

US$(000)
As of January 1, 2014	-
Liability arising on business combination	23,026

As of December 31, 2014	23,026

Unrealized fair value changes recognized in profit or loss	(6,032)
As of December 31, 2015	16,994

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Merger -

On September 22, 2014, the General Shareholders’ meeting of the Company approved the merger of the Company (absorbing entity) and its subsidiary Canteras del Hallazgo S.A.C. (absorbed entity) effective December 3, 2014.

The statement of profit or loss of Canteras del Hallazgo S.A.C. for the eleven-month period ended December 3, 2014 is a follows:

US$(000)

Administrative expenses	(2,344)
Net loss from currency exchange difference	(2,319)

Net loss	(4,663)

Notes to the consolidated financial statements (continued)

6.	Transactions in Soles

Transactions in Soles are completed using exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2015, the exchange rates for U.S. dollars published by this Institution were US$0.2934 for buying and US$0.2930 for selling (US$0.3355 for buying and US$0.3346 for selling as of December 31, 2014) and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2015 and 2014, the Group had the following assets and liabilities denominated in Soles:

	2015	2014
	S/(000)	S/(000)

Asset
Cash and cash equivalents	53,218	30,431
Trade and other receivables	474,442	399,914
Income tax credit	155,014	160,647
Prepaid expenses	36,984	68,883
	719,658	659,875
Liabilities
Bank loans	(769,360)	(5,000)
Trade and other payables	(414,385)	(381,036)
Provisions	(71,264)	(78,215)
	(1,255,009)	(464,251)

Net asset (liability) position	(535,351)	195,624

7.	Cash and cash equivalents

This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Cash	417	1,371
Bank accounts	38,102	33,115
Time deposits	40,000	44,026

	78,519	78,512

Bank accounts earn interest at floating rates based on market rates.

As of December 31, 2015, time deposits were kept in prime financial institutions, which generated interest at annual market rates and had original maturities of less than 90 days, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

8.	Trade and other receivables, net
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Trade receivables, net (b)
Domestic clients	76,078	107,638
Foreign clients	45,162	59,377
Related entities, Note 30(b)	9,426	15,081

	130,666	182,096
Allowance for doubtful accounts (e)	(21,741)	(21,741)

	108,925	160,355
Other receivables
Related entities, Note 30(b)	125,487	334
Value added tax credit	73,145	76,532
Refund application of value added tax (c)	40,421	34,805
Tax deposits (d)	12,055	13,843
Claims to third parties	10,870	13,853
Account receivable for sale of buildings	4,343	-
Loans to third parties	2,041	1,212
Interest receivable	1,879	535
Other	3,263	6,786

	273,504	147,900

Total trade and other receivables, net	382,429	308,255
Classification by maturity:
Current portion	219,862	281,604
Non-current portion	162,567	26,651

Total trade and other receivables, net	382,429	308,255

Classification by nature:
Financial receivables	268,863	196,918
Non-financial receivables	113,566	111,337

Total trade and other receivables, net	382,429	308,255

Notes to the consolidated financial statements (continued)

(b)	Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired, do not yield interest and have no specific guarantees.

(c)	This item mainly corresponds to value added tax pending to be refunded as of December 31, 2015 and 2014. In November 2013 and January 2015, Buenaventura filed claims procedures by S/19,500,000 (equivalent to US$6,541,000) and by S/71,100,000 (equivalent to US$20,862,000), respectively, in connection with undue offsets made by the tax authorities against tax debts of prior years. In January 2016, Buenaventura collected S/71,100,000 after the tax authorities accepted the appeal; the resolution of the appeal process related to the S/19,500,000 claim is pending.

In the opinion of the Group’s legal advisors, the tax offset made by the tax authorities have no legal support, so there are enough arguments to obtain a favorable outcome in the claim process initiated by the Group.

(d)	Corresponds to deposits held in the Peruvian State bank which only can be used to offset tax obligations.

(e)	The provision for doubtful accounts has shown no movement during the years 2015, 2014 and 2013. In the opinion of the Group’s Management, the balance of the provision for doubtful accounts is sufficient to cover adequately the risks of failure to date of the consolidated statement of financial position.

9.	Inventory, net
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Finished goods	12,787	32,375
Products in process	87,275	119,239
Spare parts and supplies	47,912	40,493
	147,974	192,107
Provision for impairment of value of inventory (b)	(20,472)	(7,735)

	127,502	184,372

Classification by use:
Current portion	101,473	150,284
Non-current portion	26,029	34,088

	127,502	184,372

Notes to the consolidated financial statements (continued)

Products in process include mineral deposits located in the Tajo Norte mining unit. The detail of this mineral as of December 31, 2015 and 2014 is presented below:

	2015		2014
	US$(000)	DMT	US$(000)	DMT

Type I and II (copper)	73	6,923	1,261	68,782
Type III (lead/zinc)	31,004	1,848,414	45,963	2,746,634
Provision for impairment of value in mineral classified in process (type I, II and III)	(4,975)	-	-	-

	26,102	1,855,337	47,224	2,815,416

Classification by use:
Current portion	73		13,136
Non-current portion	26,029		34,088

	26,102		47,224

As part of the preparation of the mining unit to extract and process ore at a volume of 18,000 DMT/ day, Management of El Brocal decided to accumulate mineral with metal content in the proximity of the Tajo Norte mine, which has been treated since the first quarter of 2015.

(b)	The provision for impairment of value of inventory had the following movement during the years 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Beginning balance	7,735	6,647	3,160

Provision for impairment of finished goods and products in process, Note 22(a)	11,621	1,152	3,931
Provision (reversal) of provision for impairment of spare parts and supplies	1,116	(64)	(444)

Final balance	20,472	7,735	6,647

In the opinion of Group’s Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

10.	Prepaid expenses
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Prepaid rentals (b)	29,235	-
Prepaid insurances	3,471	9,655
Deferred costs of works for taxes	1,801	1,462
Deferred royalties and rentals of mining concessions	463	1,697
Other prepaid expenses	2,496	4,140

	37,466	16,954

Classification by maturity:
Current portion	8,231	16,954
Non-current portion	29,235	-

	37,466	16,954

(b)	This item corresponds to the balance of an original prepayment of US$31,007,190 for the lease of hydraulic installations by the subsidiary Empresa de Generacion Huanza S.A. This prepayment is being charged to results during the life of the underlying assets (35 years).

11.	Investments in associates
(a)	This caption is made up as follows:

	Share in equity
	2015	2014	2015	2014
	%	%	US$(000)	US$(000)

Minera Yanacocha S.R.L.	43.65	43.65	989,130	1,185,971
Sociedad Minera Cerro Verde S.A.A.	19.584	19.584	988,725	982,206
Compañía Minera Coimolache S.A.	40.095	40.095	62,609	52,685
Other minor investments			3,519	3,519

			2,043,983	2,224,381

(b)	The table below presents the net share in profit (loss) of associates:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	(196,510)	(174,747)	(251,109)
Sociedad Minera Cerro Verde S.A.A.	6,518	77,891	116,160
Compañía Minera Coimolache S.A.	16,617	22,256	20,804

	(173,375)	(74,600)	(114,145)

Notes to the consolidated financial statements (continued)

Investments held by the Group in its associates Minera Yanacocha S.R.L. (through its subsidiary Compañía Minera Condesa S.A.) and Sociedad Minera Cerro Verde S.A.A., represent the most significant investments of the Group. Its operations are strategic to the Group's activities and participation in their results has been important in relation to profits (losses) of the Group in the years 2015, 2014 and 2013. The following relevant information on these investments is as follows:

Investment in Minera Yanacocha S.R.L. -

The Company, through its subsidiary Compañía Minera Condesa S.A., has an interest of 43.65% of Yanacocha. Yanacocha is engaged in gold production and exploration and development of gold and copper in its own concessions or owned by S.R.M.L. Chaupiloma Dos de Cajamarca, with which it signed a contract for use of mineral rights.

During the last several years, Yanacocha has been developing the Conga project, which consists of two deposits of gold and porphyry of copper located at northeast of the Yanacocha operating area in the provinces of Celendín, Cajamarca and Hualgayoc (Peru).

Because of local communities and political protests for potential water impacts of the project development activities and construction the projects are suspended since November 2011. To date, Yanacocha’s management has been making only water support activities recommended by independent experts, mainly the construction of water reservoirs, before carrying out any development project.

The table below presents key financial data from the financial statements of Yanacocha under IFRS:

	2015	2014
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,345,682	1,275,288
Non-current assets	1,619,748	2,207,881
Current liabilities	(85,033)	(189,212)
Non-current liabilities	(651,572)	(614,180)

Shareholders’ equity, reported	2,228,825	2,679,777

Groups’ interest (43.65%)	972,882	1,169,723
Goodwill	16,248	16,248

	989,130	1,185,971

Notes to the consolidated financial statements (continued)

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Statements of profit or loss as of December 31,
Net sales	1,031,174	1,165,299	1,406,825
Other operating income	10,625	20,705	29,181
Costs of sales	(751,736)	(910,705)	(983,238)
Cost of other operating income	(2,524)	(22,422)	(28,672)
Operating expenses	(82,846)	(77,781)	(77,534)
Administrative expenses	(26,325)	(38,262)	(67,064)
Selling expenses	(3,534)	(4,458)	(3,740)
Impairment loss of long-lived assets	-	(541,141)	(1,038,548)
Finance income (costs)	(22,061)	(23,206)	(18,025)
Gain (loss) from currency exchange difference	(251)	1,142	2,065
Income (loss) before income tax	152,522	(430,829)	(778,750)
Income tax	(602,717)	30,491	203,471
Net loss reported	(450,195)	(400,338)	(575,279)

Group’s interest (43.65%)	(196,510)	(174,747)	(251,109)

During the years 2014 and 2013, Yanacocha recorded impairment charges of its long-lived assets, net of tax, of US$378,799,000 and US$726,984,000, respectively, which reduced Yanacocha´s net equity and, therefore, the equity participation of the Group in this associate in those years. These impairment losses mainly resulted from the postponement of the development activities due to the serious difficulties to get the social license to operate the Conga project.

In December 2015, Yanacocha recorded charges for deferred income tax recoverability by US$510,000,000 since Management considers it improbable that taxable profit will be available to compensate against the deductible temporary differences.

In February 2016, the Committee agreed unanimously the distribution to the partners, in proportion to its social share, of US$ 300 million, which correspond to the portion of the retained earnings as of December 31, 2014, originated in 2011.

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is located in Uchumayo, Arequipa, Peru.

Notes to the consolidated financial statements (continued)

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2015	2014
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,056,525	677,652
Non-current assets	6,796,167	5,094,332
Current liabilities	(548,517)	(552,572)
Non-current liabilities	(2,805,801)	(754,322)

Shareholders’ equity, reported	4,498,374	4,465,090

Group’s interest (19.584%)	880,962	874,443
Goodwill	107,763	107,763

	988,725	982,206

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Revenue	1,115,617	1,467,097	1,811,488
Cost of sales	(862,004)	(797,481)	(795,064)
Sales expenses	(56,215)	(54,210)	(68,448)
Other operating income (expenses)	(26,600)	(3,629)	147
Finance costs	(16,010)	(369)	(1,843)
Finance income	512	2,443	2,178
Net gain (loss) of exchange difference	(75,770)	2,284	(1,858)
Profit before income taxes	79,530	616,135	946,600
Income tax	(46,246)	(238,529)	(333,338)
Net profit, reported	33,284	377,606	613,262
Adjustments to conform to the accounting policies of the Group	-	20,124	(20,124)
Net profit, adjusted	33,284	397,730	593,138

Group’s interest (19.584%)	6,518	77,891	116,160

Market capitalization:

As of December 31, 2015 and 2014, total market capitalization of 68,555,000 shares maintained by the Group in Cerro Verde was US$994,047,000 and US$1,645,319,000, respectively (market capitalization value of US$14.50 and US$24.00 per unit, respectively).

Notes to the consolidated financial statements (continued)

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2015	2014
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	62,823	69,640
Non-current assets	175,351	139,421
Current liabilities	(27,283)	(37,115)
Non-current liabilities	(35,836)	(18,607)
Shareholders’ equity, reported	175,055	153,339
Adjustments to conform to the accounting policies of the Group	(18,901)	(21,939)

Shareholders’ equity, adjusted	156,154	131,400

Group’s interest (40.095%)	62,609	52,685

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Revenue	177,347	192,369	209,636
Cost of sales	(104,549)	(100,649)	(124,325)
Administrative expenses	(2,185)	(2,073)	(1,843)
Sales expenses	(1,111)	(1,077)	(522)
Other operating income (expenses)	765	929	779
Finance income	23	47	335
Finance costs	(723)	(583)	(2,385)
Exchange difference	(1,300)	(1,465)	(524)
Profit before income taxes	68,267	87,498	81,151
Income tax	(29,861)	(36,090)	(34,156)
Net profit, reported	38,406	51,408	46,995
Adjustments to conform to the accounting policies of the Group	3,038	4,099	4,892

Net profit, adjusted	41,444	55,507	51,887

Group’s interest (40.095%)	16,617	22,256	20,804

Notes to the consolidated financial statements (continued)

12.	Mining concessions, development costs, property, plant and equipment, net
(a)	Below is presented the movement in cost:

	Balance as of January 1, 2014	Additions	Disposals	Sales	Transfers	Merger with Canteras del Hallazgo	Transfer to assets held for sale	Balance as of December 31, 2014	Additions	Disposals	Sales	Transfers	Balance as of December 31, 2015
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Lands	12,069	10,590	(357)	-	129	130	(560)	22,001	2,293	(1,892)	-	52	22,454
Mining lands	7,215	-	-	-	-	-	-	7,215	-	-	-	-	7,215
Mining concessions	137,309	67	(6,061)	-	-	74,005	(14,526)	190,794	-	-	-	-	190,794
Development costs	354,509	138,527	(2,586)	-	2,575	127,809	(89,377)	531,457	62,765	-	-	(52,459)	541,763
Buildings, constructions and other	516,004	3,467	(2,222)	(1,536)	521,960	688	(40,170)	998,191	1,715	(1,690)	(168)	20,908	1,018,956
Machinery and equipment	567,878	6,716	(6,893)	(20)	214,808	840	(33,246)	750,083	29,550	(887)	(3,799)	52,278	827,225
Transportation units	13,236	484	(1,230)	(658)	78	-	(960)	10,950	491	(245)	(990)	443	10,649
Furniture and fixtures	13,609	1,587	(79)	(5)	1,208	5	(3,300)	13,025	137	(25)	(84)	376	13,429
Units in transit	36,474	3,233	(19,450)	-	(8,421)	-	-	11,836	15,212	(113)	-	(644)	26,291
Work in progress	707,415	114,151	(30,272)	-	(732,337)	-	(1,037)	57,920	81,333	-	-	(71,130)	68,123
Stripping activity asset	79,652	6,069	-	-	-	-	-	85,721	17,790	-	-	3,327	106,838
Mine closure costs	89,531	1,031	(11,464)	-	-	-	(15,012)	64,086	76,799	(2,414)	-	49,132	187,603
	2,534,901	285,922	(80,614)	(2,219)	-	203,477	(198,188)	2,743,279	288,085	(7,266)	(5,041)	2,283	3,021,340

Accumulated depreciation and amortization
Mining lands	3,202	-	(3,202)	-	-	-	-	-	-	-	-	-	-
Mining concessions	84,059	5,058	-	-	-	-	(11,721)	77,396	54	-	-	-	77,450
Development costs	231,684	35,480	(2,492)	-	-	-	(80,394)	184,278	49,771	-	-	(34,838)	199,211
Buildings, construction and other	281,401	65,962	(932)	-	-	246	(32,632)	314,045	69,353	(1,915)	(81)	39	381,441
Machinery and equipment	342,975	87,215	(5,058)	(8)	-	571	(25,934)	399,761	77,546	(277)	(1,941)	852	475,941
Transportation units	8,405	842	(684)	(562)	-	-	(725)	7,276	1,385	(221)	(916)	408	7,932
Furniture and fixtures	7,979	1,253	(143)	-	-	2	(2,770)	6,321	1,252	(87)	(66)	157	7,577
Stripping activity asset	3,139	3,343	-	-	-	-	-	6,482	6,434	-	-	-	12,916
Mine closure costs	37,586	4,216	(365)	-	-	-	(9,169)	32,268	33,381	(491)	-	34,835	99,993
	1,000,430	203,369	(12,876)	(570)	-	819	(163,345)	1,027,827	239,176	(2,991)	(3,004)	1,453	1,262,461

Provision for impairment of long-lived assets
Mining concessions	2,805	-	-	-	-	-	(2,805)	-	3,345	-	-	-	3,345
Property, plant and equipment	4,735	794	-	-	-	-	(5,529)	-	27	-	-	-	27
Development costs	8,789	-	-	-	-	-	(8,789)	-	3,803	-	-	-	3,803
Mine closure costs	1,668	-	-	-	-	-	(1,668)	-	4,080	-	-	-	4,080
Work in progress	1,014	-	-	-	-	-	(1,014)	-	-	-	-	-	-
	19,011	794	-	-	-	-	(19,805)	-	11,255	-	-	-	11,255

Net cost	1,515,460							1,715,452					1,747,624

Notes to the consolidated financial statements (continued)

(b)	Impairment of long-lived assets

In accordance with its accounting policies and processes, each asset or CGU is evaluated annually at year end to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed.

In assessing whether impairment is required, the carrying value of the asset or CGU is compared with its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs of disposal (FVLCD) and value in use (VIU). Given the nature of the Group’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. Consequently, the recoverable amount for each CGU is estimated based on discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. These cash flows were discounted using a real pre-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU.

The estimates of quantities of recoverable minerals, production levels, operating costs and capital requirements are obtained from the planning process, including the LOM plans, one-year budgets and CGU-specific studies.

As a result of the recoverable amount analysis performed during the year, the Group recognized impairment losses related to mine properties for US$11,255,000, in relation to La Zanja and Breapampa mining units.

Key assumptions

The determination of value in use is most sensitive to the following key assumptions:

• Production volumes;

• Commodity prices;

• Discount rate.

Production volumes: Estimated production volumes are based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted.

As each producing mining unit has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Group’s process for the estimation of proved and probable reserves and resource estimates.

Commodity prices: Forecast commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. These prices were adjusted to arrive at appropriate consistent price assumptions for the different qualities and type of commodities, or, where appropriate, contracted prices were applied. These prices are reviewed at least annually.

Notes to the consolidated financial statements (continued)

Estimates prices for the current and long-term periods that have been used to estimate future revenues are as follows:

	2016		2017		2018		2019
	US$		US$		US$		US$

Gold	1,074	/OZ	1,145	/OZ	1,200	/OZ	1,071	/OZ
Silver	15.05	/OZ	16.24	/OZ	17.34	/OZ	18.18	/OZ
Copper	5,050	/MT	5,250	/MT	5,500	/MT	5,194	/MT
Lead	1,800	/MT	1,875	/MT	1,995	/MT	1,819	/MT
Zinc	1,830	/MT	1,935	/MT	2,000	/MT	1,870	/MT

Discount rate: In calculating the value in use, a pre-tax discount rate of 10.03% was applied to the pre-tax cash flows. This discount rate is derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on its interest bearing borrowings the Group is obliged to service. The beta factors are evaluated annually based on publicly available market data.

(c)	The book value of assets held under finance leases amounted to US$226,429,000 at December 31, 2015 (US$233,826,000 at December 31, 2014) and is presented in various items of property, plant and equipment. Additions during the year include US$262,000 (US$142,315,000 during the year 2014). Leased assets are pledged as security for the related finance lease liabilities.

(d)	The amount of capitalized finance costs during the year 2015 was US$1,307,000 (US$20,079,000 during 2014) and is presented under investing activities in the consolidated statements of cash flows. The average rate used to determine the financial cost to be capitalized was 3.90% during 2015.

Notes to the consolidated financial statements (continued)

13.	Investment properties, net

The Group's investment properties consist of administrative offices in seven floors (6,252 meters square), 154 parking spaces and 20 tanks, all in the building “Capital El Derby”, located in the district of Surco, Lima, Peru.

The movement of cost and accumulated depreciation for the years 2015 and 2014 is presented below:

	Cost	Accumulated depreciation	Net cost
	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2014	-	-	-
Additions	12,103	(903)	11,200
Balance as of December 31, 2014	12,103	(903)	11,200

Additions	-	(481)	(481)

Balance as of December 31, 2015	12,103	(1,384)	10,719

The Group does not have restrictions in the realization of its investment properties.

During 2015, the fair value of the investment property amounted to US$22,583,000 and the rental income from these investment properties amounted to US$1,670,000.

14.	Bank loans

As of December 31, 2015, the Group maintains bank loans amounting to US$285,302,000, which were obtained for working capital purposes, have current maturity and accrue interest at market annual rates ranging from 1.32% to 5.61% (as of December 31, 2014, the Group held a loan of US$40,000,000, which accrued interest an annual rate of 1.5%).

Notes to the consolidated financial statements (continued)

15.	Trade and other payables

This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	209,107	206,844
Related entities, Note 30(b)	1,175	1,794

	210,282	208,638

Other payables
Accounts payable to non-controlling interests	15,403	15,181
Remuneration and similar benefits payable	10,409	12,879
Taxes payable	9,320	13,409
Royalties payable to the Peruvian State	2,103	2,654
Dividends payable	1,044	1,117
Other liabilities	13,610	15,362
	51,889	60,602

	262,171	269,240

Classification by maturity:
Current portion	247,114	254,000
Non-current portion	15,057	15,240

Total trade and other payables	262,171	269,240

Classification by nature:
Financial payables	250,748	253,177
Non-financial payables	11,423	16,063

Total trade and other payables	262,171	269,240

(a)	Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations are mostly denominated in U.S. dollars, have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

16.	Provisions
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (b)	166,403	103,010
Provision for environmental liabilities	8,373	6,708
Provision for safety contingencies	6,346	6,475
Provision for labor contingencies	3,611	4,729
Provision for obligations with communities	2,883	2,851
Provision for environmental contingencies	1,259	1,092
Board of Directors’ participation	993	1,385
Workers’ profit sharing payable	894	3,916
Stock appreciation rights	330	449
Other provisions	622	851

	191,714	131,466
Classification by maturity:
Current portion	49,829	67,895
Non-current portion	141,885	63,571

	191,714	131,466

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2015	2014
	US$(000)	US$(000)

Beginning balance	103,010	112,042
Changes in estimates (property, plant and equipment and development costs)	74,907	398
Accretion expense, Note 27	3,343	1,695
Disbursements	(14,857)	(11,125)

Final balance	166,403	103,010

Classification by maturity:
Current portion	31,196	44,936
Non-current portion	135,207	58,074

	166,403	103,010

Notes to the consolidated financial statements (continued)

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2016 and 2040. These estimates are based on studies prepared by independent advisers that meet the environmental regulations in effect.

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

As of December 31, 2015, the future value of the provision for closure of mining units and exploration projects was US$212,362,000, which has been discounted using annual risk-free rates ranging from 0.72% to 5.21% in periods of 1 to 24 years, resulting in an updated liability of US$166,403,000 (US$103,010,000 as of December 31, 2014). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2015, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$110,403,000 (US$76,808,000 as of December 31, 2014) to secure mine closure plans of its mining units.

Notes to the consolidated financial statements (continued)

17.	Financial obligations
(a)	This caption is made up as follow:

	2015	2014
	US$(000)	US$(000)

Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease (b)	188,138	199,170

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – Leaseback (c)	156,328	165,039
Other obligations	-	5,000

Buenaventura Ingenieros S.A.
Banco de Crédito del Perú – Finance lease (d)	9,082	13,988
Other obligations	69	-

Contacto Corredores de Seguros S.A.
BBVA Banco Continental S.A. – Finance lease	93	108

Total financial obligations	353,710	383,305

Classification by maturity:
Current portion	33,394	69,950
Non-current portion	320,316	313,355

Total financial obligations	353,710	383,305

(b)	On December 2, 2009, Empresa de Generación Huanza S.A. entered into a finance lease contract with Banco de Crédito del Perú, with the following terms and conditions:

-	Principal: US$119,000,000.
-	Annual interest rate: Three-month Libor plus 4.00%.
-	Term: 6 years since August 2014, with final maturity in November 2020.
-	Guarantee: Leased equipment.
-	Amortization: Through 26 quarterly variable installments and a final installment of US$44,191,000.

On June 30, 2014, Banco de Credito del Perú extended the finance lease contract above mentioned, through the addition of a new tranche with the following terms and conditions:

-	Principal: US$108,780,000.
-	Annual interest rate: Three-month Libor plus 4.20%.
-	Term: 6 years since August 2014, with final maturity in November 2020.
-	Guarantee: Leased equipment.
-	Amortization: Through an initial installment of US$23,780,000, 26 quarterly variable installments and a final installment of US$68,905,000.

Notes to the consolidated financial statements (continued)

(c)	On June 9, 2015, the Board of Directors of El Brocal approved the modification of the sale and finance leaseback contract, with the following terms and conditions:

-	Principal: US$166,500,000.
-	Annual interest rate: Three-month Libor plus 4.75%.
-	Term: 5.5 years since June 23, 2015, with final maturity in year 2020.
-	Amortization: Through 22 quarterly variable installments.

The financing is secured by the fixed assets leased (equipment, machinery and processing plant located in the Colquijirca mining unit) and by a trust agreement on receivables, sales contracts and cash inflows on commercial contracts.

In connection with the above financing, El Brocal complied with the following financial ratios since the third quarter of 2015:

(i)	Debt service coverage ratio: Higher than 1.3.
(ii)	Leverage ratio: Less than 1.0.
(ii)	Debt ratio:
(a)	Less than 3.00 times as of December 31, 2015;
(b)	Less than 2.75 times from January 1, 2016 to September 30, 2016;
(c)	Less than 2.50 times as of December 31, 2016;
(d)	Less than 2.50 times from January 1, 2017 to September 30, 2017;
(e)	Less than 2.25 times as of December 31, 2017;
(f)	Less than 2.00 times since January 1, 2018.

The compliance with the financial ratios described above is monitored by El Brocal’s management. In 2015, Management obtained a waiver for any possible breach of the financial ratios until December 31, 2016.

(d)	On March 28, 2014, Buenaventura Ingenieros S.A. entered into a finance lease contract with Banco de Credito del Perú, for the construction of administrative offices, with the following terms and conditions:

-	Principal: US$14,944,000.
-	Annual interest rate: 4.60%.
-	Term: 5 years and 4 months since April 2014, with final maturity in July 2019.
-	Guarantee: Leased property.
-	Amortization: Through 64 monthly installments of US$208,000 each.

Notes to the consolidated financial statements (continued)

(e)	The financial obligations held by the Group mature as follows:

Year	2015	2014
	US$(000)	US$(000)

2016	-	47,673
2017	40,104	58,406
2018	41,708	60,113
2019	44,956	16,659
2020	193,548	130,504

	320,316	313,355

18.	Shareholders’ equity, net
(a)	Capital stock -

The Group’s share capital is stated in Soles (S/) and consists of common shares with voting rights, with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock as of December 31, 2015 and 2014:

	Number of shares	Capital stock	Capital stock
		S/(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to US$4.28 per share as of December 31, 2015 (US$10.58 per share as of December 31, 2014). These shares presented a trading frequency of 100% in the year 2015 (100% in the year 2014).

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled neither to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividends distribution in the same manner as common shares. The table below presents the composition of the investment shares as of December 31, 2015 and 2014:

	Number of shares	Investment shares	Investment shares
		S/(000)	US$(000)

Investment shares	744,640	7,447	2,161
Treasury investment shares	(272,963)	(2,730)	(765)

	471,677	4,717	1,396

The market value of the investment shares amounted to US$4.15 per share as of December 31, 2015 (US$8.72 per share as of December 31, 2014). These shares did not present a trading frequency in 2015 and 2014.

Notes to the consolidated financial statements (continued)

(c)	Legal reserve -

The Peruvian Corporations Law requires that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20% of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to replenish it.

Although, the balance of the legal reserve exceeded the limit mentioned above, the Company increased its legal reserve by US$47,000 in 2014.

(d)	Dividends declared and paid -

The table below presents the dividends declared and paid in 2014 and 2013:

Meetings	Date	Dividends paid	Dividend per share
		US$(000)	US$
2014 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	3,032	0.01
Board of Directors’ Meeting	October 30	6,339	0.02
Less - Dividends of treasury shares		(729)

		8,642

2013 Dividends
Mandatory Annual Shareholders’ Meeting	March 26	82,690	0.30
Board of Directors’ Meeting	October 30	2,757	0.01
Less - Dividends of treasury shares		(6,568)

		78,879

During 2015, no dividends have been declared or paid. According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

(e)	Basic and diluted loss per share -

Loss per share is calculated by dividing net profit for the period by the weighted average number of shares outstanding during the year.

Notes to the consolidated financial statements (continued)

The calculation of loss per share attributable to the equity holders of the parent is presented below:

	2015	2014	2013

Loss net (numerator) - US$	(317,210,000)	(76,065,000)	(107,257,000)
Total common and investment shares (denominator)	254,186,867	254,186,867	254,186,867

Loss net per basic share and diluted - US$	(1.25)	(0.30)	(0.42)

The calculation of loss per share from continuing operations attributable to the equity holders of the Parent is presented below:

	2015	2014	2013

Loss net (numerator) - US$	(307,687,000)	(44,951,000)	(23,372,000)
Total common and investment shares (denominator)	254,186,867	254,186,867	254,186,867

Loss net per basic share and diluted - US$	(1.21)	(0.18)	(0.09)

Loss per basic and diluted share is the same in both cases, because there are no diluting effects on loss for the years 2015, 2014 and 2013.

There have been no transactions involving ordinary shares or investment between December 31, 2015 and the date of issuance of these consolidated financial statements.

19.	Subsidiaries with material non-controlling interest
(a)	Financial information of subsidiaries that have material non-controlling interest is provided below:

	Country of incorporation and operation	2015	2014	2013
		%	%	%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	45.93	45.93	45.93
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00	40.00	40.00
Minera La Zanja S.R.L.	Peru	46.94	46.94	46.94

Notes to the consolidated financial statements (continued)

		2015	2014	2013
		US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	Peru	172,542	208,664	190,050
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	2,357	3,600	2,228
Minera La Zanja S.R.L.	Peru	53,271	85,756	85,029

		228,170	298,020	277,307

Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	Peru	(34,991)	3,450	(3,541)
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	9,244	10,250	12,302
Minera La Zanja S.R.L.	Peru	(32,486)	725	18,760
Apu Coropuna S.R.L.	Peru	(102)	-	-

		(58,335)	14,425	27,521

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2015:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Current assets	87,676	9,381	103,540	200,597
Non-current assets	652,197	16	116,792	769,005
Current liabilities	(166,424)	(3,508)	(37,030)	(206,962)
Non-current liabilities	(197,763)	-	(69,816)	(267,579)

Total shareholders’ equity, net	375,686	5,889	113,486	495,061
Attributable to:
Shareholders of the parent	203,144	3,532	60,215	266,891
Non-controlling interests	172,542	2,357	53,271	228,170

	375,686	5,889	113,486	495,061

Notes to the consolidated financial statements (continued)

Statements of financial position as of December 31, 2014:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Current assets	110,244	14,657	119,591	244,492
Non-current assets	654,819	70	159,245	814,134
Current liabilities	(152,721)	(5,727)	(42,405)	(200,853)
Non-current liabilities	(157,996)	-	(53,742)	(211,738)

Total shareholders’ equity, net	454,346	9,000	182,689	646,035
Attributable to:
Shareholders of the parent	245,682	5,400	96,933	348,015
Non-controlling interests	208,664	3,600	85,756	298,020

	454,346	9,000	182,689	646,035

Statements of profit or loss for the year ended December 31, 2015:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Revenues	171,294	32,414	161,007	364,715
Cost of sales	(204,556)	(54)	(213,372)	(417,982)
Administrative expenses	(19,168)	(106)	(2,251)	(21,525)
Sales expenses	(9,056)	-	(1,207)	(10,263)
Exploration in non-operating areas	(2,366)	-	(8,954)	(11,320)
Impairment loss of long-lived assets	-	-	(3,803)	(3,803)
Other operating expense, net	(2,657)	-	(687)	(3,344)
Finance income	154	-	16	170
Finance costs	(10,096)	(4)	(3,684)	(13,784)
Net gain (loss) for exchange difference	(3,847)	45	(1,973)	(5,775)
Profit (loss) before income tax	(80,298)	32,295	(74,908)	(122,911)
Income tax	4,109	(9,186)	5,702	625

Net profit (loss)	(76,189)	23,109	(69,206)	(122,286)

Attributable to non-controlling interests	(34,991)	9,244	(32,486)	(58,233)

Dividends paid to non-controlling interests	-	10,488	-	10,488

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2014:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Revenues	210,002	36,867	185,286	432,155
Cost of sales	(149,969)	(74)	(137,659)	(287,702)
Administrative expenses	(17,617)	(113)	(5,920)	(23,650)
Sales expenses	(7,103)	-	(1,441)	(8,544)
Exploration in non-operating areas	(5,085)	-	(19,689)	(24,774)
Other operating income (expense), net	(50)	(1)	(3,389)	(3,440)
Finance income	-	-	1	1
Finance costs	(4)	(3)	(1,728)	(1,735)
Net loss for exchange difference	(1,039)	(50)	(1,525)	(2,614)
Profit before income tax	29,135	36,626	13,936	79,697
Income tax	(21,621)	(10,996)	(12,388)	(45,005)

Net profit	7,514	25,630	1,548	34,692

Attributable to non-controlling interests	3,450	10,250	725	14,425

Dividends paid to non-controlling interests	-	8,880	-	8,880

Statements of profit or loss for the year ended December 31, 2013:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Revenues	187,769	44,185	193,298	425,252
Cost of sales	(155,613)	(112)	(115,577)	(271,302)
Administrative expenses	(15,620)	(96)	(2,475)	(18,191)
Sales expenses	(8,763)	-	(528)	(9,291)
Exploration in non-operating areas	(5,220)	-	(3,446)	(8,666)
Other operating expense, net	(656)	(3)	(55)	(714)
Finance income	136	3	37	176
Finance costs	(1,912)	(5)	(1,301)	(3,218)
Net loss for exchange difference	(2,827)	(66)	(777)	(3,670)
Profit (loss) before income tax	(2,706)	43,906	69,176	110,376
Income tax	(5,003)	(13,151)	(29,211)	(47,365)

Net profit (loss)	(7,709)	30,755	39,965	63,011

Attributable to non-controlling interests	(3,541)	12,302	18,760	27,521

Dividends paid to non-controlling interests	2,713	10,820	-	13,533

Notes to the consolidated financial statements (continued)

Statements of cash flow for the year ended December 31, 2015:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities	(1,523)	26,474	30,743	55,694
Investing activities	(28,375)	-	(26,761)	(55,136)
Financing activities	31,867	(26,220)	-	5,647
Increase in cash and cash equivalents in the year	1,969	254	3,982	6,205

Statements of cash flow for the year ended December 31, 2014:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities	71,682	22,375	17,075	111,132
Investing activities	(131,045)	-	(20,452)	(151,497)
Financing activities	54,642	(22,200)	7,000	39,442
Increase (decrease) in cash and cash equivalents in the year	(4,721)	175	3,623	(923)

Statements of cash flow for the year ended December 31, 2013:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities	80,197	34,864	71,621	186,682
Investing activities	(215,758)	7	15,079	(200,672)
Financing activities	121,202	(34,450)	(90,100)	(3,348)
Increase (decrease) in cash and cash equivalents in the year	(14,359)	421	(3,400)	(17,338)

Notes to the consolidated financial statements (continued)

20.	Tax situation
(a)	Current tax regime -

The Company and its Peruvian subsidiaries are subject to the Peruvian tax regime. In 2015, the income tax rate for enterprises is 28% over the taxable income. Non-domiciled companies in Peru or natural persons are affected to a withholding income tax of 4.1% over the dividends received.

By means of Law No. 30296 enacted on December 31, 2014, the Peruvian government introduced certain amendments to the Income Tax Law, effective January 1, 2015. The most relevant are listed below:

-	There will be a gradual reduction of the corporate income tax from 30% to 28% in 2015 and 2016; to 27% in 2017 and 2018; and to 26% in 2019 and thereafter;

-	There will be a gradual increase of the withholding income tax to dividends from 4.1% to 6.8% in 2015 and 2016; to 8.0% in 2017 and 2018; and to 9.3% in 2019 and thereafter. These rates will be applicable to the distributed or approved dividends, whichever first occurs, effective January 1, 2015;

-	The retained earnings or other items that can generate taxable dividends, obtained until December 31, 2014, will be subject to a rate of 4.1%.

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax returns for the following years are open to review by the Tax Authorities:

Entity	Years open to review band Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2011 – 2015
Bisa Construcción S.A.	2011 – 2015
Buenaventura Ingenieros S.A.	2013 – 2015
Compañía Minera Condesa S.A.	2011 – 2015
Compañía Minera Colquirrumi S.A.	2011 – 2015
Consorcio Energético de Huancavelica S.A.	2011 – 2015
Contacto Corredores de Seguros S.A.	2011 – 2015
El Molle Verde S.A.C.	2011 – 2015
Empresa de Generación Huanza S.A.	2011 – 2015
Inversiones Colquijirca S.A.	2011 – 2015
Minera La Zanja S.R.L. (*)	2013 – 2015
Sociedad Minera El Brocal S.A.A. (**)	2013 – 2015
S.M.R.L. Chaupiloma Dos de Cajamarca	2012 – 2015
Procesadora Industrial Río Seco S. A.	2011 – 2015
Apu Coropuna S.R.L.	2013 – 2015
Cerro Hablador S. A. C.	2013 – 2015
Minera Azola S. R. L.	2014 – 2015

Notes to the consolidated financial statements (continued)

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In management's opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2015 and 2014.

The open tax process of the Group and its associates are presented in Note 29 (g).

(c)	Tax-loss carryforwards -

The tax-loss carryforward determined by the Group amounts to approximately S/688,178,000 and S/622,419,000 as of December 31, 2015 and 2014, respectively (equivalent to US$201,634,000 and US$208,237,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses with an annual cap equivalent to 50% of net future taxable income.

The Group has decided to recognize a deferred income tax asset related to the tax-loss carryforward, due to there it is more likely than not that the tax-loss carryforward can be used to compensate future taxable net income.

(d)	Transfer pricing -

For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Group's operations. The Group’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2015 and 2014.

Notes to the consolidated financial statements (continued)

21.	Net sales
(a)	The Group’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The table below presents the net sales to customers by geographic region and product type:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Sales and services by geographic region:
Metal and concentrates sales
America	434,675	531,460	690,224
Peru	348,523	434,958	306,693
Europe	60,549	46,585	70,020
Asia	21,215	54,268	67,978
Africa	-	-	921

	864,962	1,067,271	1,135,836
Services rendered
Peru	50,944	71,642	79,344
America	3,544	-	-
Asia	-	-	241
	54,488	71,642	79,585

	919,450	1,138,913	1,215,421

Sales by product:
Gold	438,585	551,132	637,032
Silver	316,692	355,239	362,805
Copper	131,356	271,282	182,399
Zinc	102,110	46,903	71,187
Lead	55,445	39,185	55,951
	1,044,188	1,263,741	1,309,374

Commercial deductions	(196,211)	(184,483)	(178,903)
Adjustments to prior period liquidations	7,506	(6,073)	(1,437)
Embedded derivatives from sale of concentrate	(337)	(9,800)	6,140
Hedge operations	9,816	3,886	662
	864,962	1,067,271	1,135,836
Services rendered	54,488	71,642	79,585

	919,450	1,138,913	1,215,421

Notes to the consolidated financial statements (continued)

(b)	Concentration of sales -

In 2015, the two customers with sales of more than 10% of total net sales represented 66% and 22% from the total net sales of the Group (62% and 17% during the year 2014, 65% and 13% during the year 2013). As of December 31, 2015, 85% of the accounts receivable is related to these customers (80% as of December 31, 2014). These clients are related to the mining business.

The Group's sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have sales contracts that guarantee supplying them the production from the Group’s mines at prices that are based on market quotations.

22.	Cost of sales, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	124,810	114,475	129,699
Cost of production
Services provided by third parties	232,043	264,051	241,024
Consumption of materials and supplies	105,144	102,270	107,073
Direct labor	69,710	77,931	75,768
Electricity and water	35,799	33,369	14,454
Transport	10,261	14,189	7,207
Maintenance and repair	9,334	6,572	6,037
Rentals	6,768	6,241	26,516
Insurances	5,907	7,429	8,303
Cost of concentrate purchased to third parties	-	-	(175)
Provision for impairment of finished goods and product in progress, Note 9(b)	11,621	1,152	3,931
Other production expenses	7,496	17,529	15,456
Total cost of production of the period	494,083	530,733	505,594
Final balance of products in process and finished goods, net of depreciation and amortization	(81,180)	(112,156)	(122,128)
Cost of sales of goods, without considering depreciation and amortization	537,713	533,052	513,165

Notes to the consolidated financial statements (continued)

(b)	The cost of services is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Direct labor	17,278	38,186	42,922
Services provided by third parties	13,665	12,142	16,840
Electricity and water	6,485	5,827	13,801
Consumption of materials and supplies	5,506	5,958	1,678
Transport	3,876	7,209	95
Rentals	2,550	7,312	21,035
Insurances	1,235	1,231	644
Maintenance and repair	639	472	691
Other expenses	1,458	3,150	16,414
Cost of sales of services, without considering depreciation and amortization	52,692	81,487	114,120

23.	Exploration in operating units

This caption is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Services provided by third parties	73,764	80,281	81,491
Consumption of materials and supplies	10,314	10,087	13,267
Direct labor	2,512	2,756	3,263
Rentals	872	896	1,785
Transport	275	1,201	2,180
Insurance	235	159	228
Other minor expenses	3,548	2,472	(301)
	91,520	97,852	101,913

24.	Mining royalties

This caption is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., Note 29(b)	21,942	21,688	23,843
Royalties paid to the Peruvian State	5,465	6,737	6,057
Others	-	15	502

	27,407	28,440	30,402

Notes to the consolidated financial statements (continued)

25.	Administrative expenses

This caption is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Personnel expenses	39,597	37,983	40,133
Sundry expenses	15,175	27,235	18,574
Professional fees	10,364	13,956	7,109
Insurance	5,105	3,726	5,443
Rentals	4,009	3,217	1,635
Donations	3,336	5,034	2,884
Communications	1,281	1,276	1,618
Board of Directors’ participation	1,055	1,163	1,575
Consumption of materials and supplies	1,032	1,688	1,701
Maintenance and repairs	973	2,720	473
Other mining taxes	824	1,207	1,532
Travel and mobility	787	908	7,890
Subscriptions	540	779	802
Valuation (reversal) of stock appreciation’s rights	(121)	89	(20,207)
Amortization of other assets	2,575	121	3,956

	86,532	101,102	75,118

26.	Exploration in non-operating areas

This caption is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Services provided by third parties	18,852	34,582	17,801
Personnel expenses	4,713	6,053	6,359
Consumption of materials and supplies	1,436	3,213	2,490
Rentals	376	1,142	707
Maintenance and repairs	87	139	122
Insurance	84	75	60
Transport	20	168	162
Other expenses	5,042	4,635	5,104

	30,610	50,007	32,805

Notes to the consolidated financial statements (continued)

27.	Finance costs and finance revenues

These captions are made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Finance revenues:
Interests on loans to associates	2,286	2,887	3,322
Interests on tax claims	1,297	-	-
Dividends income	500	2	181
Interests over third parties	492	5,380	2,260
Interest on time deposits	419	139	858
	4,994	8,408	6,621
Unrealized variation of the fair value related to contingent consideration liability, Note 5	6,032	-	-

	11,026	8,408	6,621

Finance costs:
Interest on borrowings	19,182	28,058	12,706
Interest on loans	5,565	729	389
Banking expenses	366	673	355
Tax on financial transaction	312	148	271
Interest on commercial obligations	120	-	-
Variation of fair value of financial assets	-	-	1,565
Other finance costs	41	94	1,680

	25,586	29,702	16,966
Capitalized finance cost of qualify assets	(1,307)	(20,079)	(12,706)

Total finance interest	24,279	9,623	4,260
Accrual of the present value for mine and exploration project closure	3,343	1,695	5,636

Total finance costs	27,622	11,318	9,896

Notes to the consolidated financial statements (continued)

28.	Deferred income tax
(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

	As of January 1, 2014	Credit (debit) to the Consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	Debit to mining concessions resulting from the merger with Canteras del Hallazgo S.A.C.	As of December 31, 2014	Credit (debit) to the Consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	As of December 31, 2015
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Deferred asset for income tax included in results
Tax - loss carryforward	24,275	8,211	-	-	32,486	45,923	-	78,409
Difference in depreciation and amortization rates	57,645	816	-	-	58,461	(6,084)	-	52,377
Provision for closure of mining units, net	20,084	(288)	-	-	19,796	12,848	-	32,644
Environmental liability for Santa Barbara mine	1,429	(190)	-	-	1,239	317	-	1,556
Other minor	20,273	(2,529)	-	-	17,744	1,954	2,565	22,263
	123,706	6,020	-	-	129,726	54,958	2,565	187,249

Less - Allowance for deferred asset	(6,404)	2,167	-	-	(4,237)	(13,929)	-	(18,166)
	117,302	8,187	-	-	125,489	41,029	2,565	169,083

Deferred asset included in retained earnings
Derivative financial instruments	328	2,212	-	-	2,540	(2,311)	-	229
	117,630	10,399	-	-	128,029	38,718	2,565	169,312
Deferred assets for mining royalties and special mining tax included in results
Exploration expenses	1,957	(1,509)	-	-	448	(774)	-	(326)
Other minors	180	186	-	-	366	(181)	-	185
	2,137	(1,323)	-	-	814	(955)	-	(141)
Total deferred asset	119,767	9,076	-	-	128,843	37,763	2,565	169,171

Deferred liability for income tax included in results
Effect of translation into U.S. dollars	(8,076)	(23,417)	-	-	(31,493)	(42,044)	-	(73,537)
Differences in amortization rates for development costs	(18,504)	(19,345)	-	-	(37,849)	5,545		(32,304)
Other minors	(9,277)	(13,886)	(1,033)	(9,235)	(33,431)	(1,958)	807	(34,582)
	(35,857)	(56,648)	(1,033)	(9,235)	(102,773)	(38,457)	807	(140,423)
Deferred liability for mining royalties and special mining tax
Deemed cost of property, plant and equipment	(203)	38	-	-	(165)	153	-	(12)
Other minors	(182)	528	(170)	-	176	-	-	176
	(385)	566	(170)	-	11	153	-	164
Total deferred liability	(36,242)	(56,082)	(1,203)	(9,235)	(102,762)	(38,304)	807	(140,259)

Deferred income tax asset, net	83,525				26,081			28,912

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2015	2014
	US$(000)	US$(000)

Deferred income tax asset, net	41,574	47,675
Deferred income tax liability, net	(12,662)	(21,594)

	28,912	26,081

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Income tax
Current	(14,225)	(19,006)	(57,328)
Deferred	(541)	(47,006)	(29,154)

	(14,766)	(66,012)	(86,482)

(d)	Below is a reconciliation of tax expense and the accounting profit multiplied by the statutory tax rate for the years 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Profit (loss) before income tax	(351,256)	35,486	90,631
Loss before income tax for discontinued operations	(9,523)	(31,114)	(83,885)
Profit (loss) before income tax	(360,779)	4,372	6,746
Theoretical loss (gain) for income tax	(101,018)	1,312	2,024
Permanent items and others:
Share in the results of associates	48,545	22,380	34,244
Effect of translation into U.S. dollars	42,044	30,520	22,644
Impairment of deferred tax asset	13,929	-	-
Effect of change in income tax rate net	2,347	327	-
Mining royalties and special mining tax	663	413	(1,650)
Permanent items	4,450	3,824	18,545

Income tax expense	10,960	58,776	75,807
Mining Royalties and Special Mining Tax	3,806	7,236	10,675

Total income tax	14,766	66,012	86,482

Notes to the consolidated financial statements (continued)

(e)	Related to the investment in associates, the Group has not recognized a deferred income tax asset by US$94,528,000 as of December 31, 2015 originated by the difference between the financial and taxable basis of these investments (US$47,623,000 as of December 31, 2014). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

29.	Commitments and contingencies

Commitments

(a)	Environmental –

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

The Group pays 10% on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043. See Note 24.

(c)	Letter of guarantee granted by Buenaventura -

Letter of guarantee - Huanza

On December 2, 2009, Banco de Credito del Perú signed a finance lease contract for US$119 million with Consorcio Energético de Huancavelica S.A., Empresa de Generación Huanza S.A. and Buenaventura. This financing is in favor of Empresa de Generación Huanza S.A., and is guaranteed by Buenaventura. On February 8, 2016, the bank released the guarantee granted by Buenaventura.

Notes to the consolidated financial statements (continued)

(d)	Operating lease commitments (the Group as a lessee) -

The Group has entered into operating leases on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years. The Group has the option to lease the assets for two additional terms of 5 years each.

Future minimum rentals payable as of December 31, 2015 and 2014 are the following:

	2015	2014
	US$(000)	US$(000)

Within one year	1,543	1,543
After one year but not more than five years	6,173	6,173
More than five years	4,244	5,787

	11,960	13,503

(e)	Operating lease commitments (the Group as a lessor) -

The Group leases for several of its assets. These leases have purchase options. Below is a table showing future minimum lease payments and the present value of these payments:

	2015		2014
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	US$(000)	US$(000)	US$(000)	US$(000)

Within a year	47,957	31,956	79,248	64,087
After one year but not more than five years	366,637	321,685	360,132	314,218

Total minimum lease payments	414,594	353,641	439,380	378,305

Less - amounts representing finance charges	(60,953)	-	(61,075)	-

Present value of minimum lease payments	353,641	353,641	378,305	378,305

Contingencies

(f)	Legal procedures -

Buenaventura -

Buenaventura is a party in legal procedures that have arisen in the normal course of its activities. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies for the consolidated financial statements.

Notes to the consolidated financial statements (continued)

The possible contingencies amount to US$2,031,000 and US$1,573,000 as of December 31, 2015 and 2014, respectively.

Yanacocha -

Mercury spill in Choropampa

In June 2000, a carrier hired by Yanacocha spilled approximately 151 kilograms of mercury in the vicinity of the town of Choropampa, Peru, located 85 kilometers (53 miles) southeast of the mine. To date, Yanacocha has held court settlements with people affected by the incident. At December 31, 2015, there are 6 applicants with pending process. Yanacocha cannot reasonably predict the outcome of any of these claims; however, it is estimated that the maximum additional expense related to these demands will be US$1.5 million.

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

(g) Open tax procedures –

Buenaventura -

-	During 2012 and 2014, the tax authority (SUNAT) reviewed the income tax for 2007 and 2008. As a result, SUNAT do not recognize tax declared deductions by S/1,056,310,000 (equivalent to US$309,493,000) in 2007 and S/1,530,985,000 (equivalent to US$448,575,000) in 2008. The main unrecognized deduction is the payment made for the removal of the price component of its commercial contracts of gold. In the opinion of management and its legal counsel, the objections are unfounded so Buenaventura should get a favorable result in the initiated claim process.

-	During 2015, the tax authorities reviewed the income tax of 2009 and 2010. As a result, they did not recognize Buenaventura declared tax deductions by S/76,023,000 (equivalent to US$22,275,000). The main unrecognized deductions by Buenaventura are: the non-deductibility of bonuses paid to contractors, a provision of doubtful accounts not accepted as an expense and income unduly deducted. The possible contingencies for the years 2009 and 2010 amount to S/525,921,000 (equivalent to US$154,093,000) as of December 31, 2015. In the opinion of Management and its legal counsel, the Company should get a favorable result in the initiated claim process (by 2009) and will start (by 2010).

Notes to the consolidated financial statements (continued)

Subsidiaries -

-	During 2015, the tax authorities reviewed the income tax of the subsidiary Buenaventura Ingenieros S.A (BISA) for the fiscal years 2011 and 2012. The main unrecognized deductions are related to the deduction of bonuses paid to staff as well as the omission of income from transfer of fuel to suppliers, amounting to S/21,034,000 (equivalent to US$6,163,000). In addition, the tax authority requires the payment of the value added tax related to allegedly omitted revenues in the transfer of fuel to suppliers. The possible contingencies for income tax for the years 2011 and 2012 amount to S/9,471,000 (equivalent to US$2,775,000) and for the value added tax amount to S/3,467,000 (US$1,016,000) as of December 31, 2015. In the opinion of Management of this subsidiary and its legal advisors, BISA should get a favorable result in the initiated claim process (for income tax of 2011 and value added tax for the years 2011 and 2012) and in the claim to be initiated (for income tax of 2012).

-	During the years 2014 and 2015, the tax authority issued tax assessments for the income tax of the subsidiary Sociedad Minera El Brocal S.A.A. (El Brocal) for the years 2011 and 2012. The main objections are related to the deduction of the derivative financial instruments loss and the tax treatment of the mining royalties and amount to S/11,586,000 (equivalent to US$3,395,000). With respect to the objections of 2011, El Brocal decided to pay under protest the income tax assessment by S/8,333,000 (equivalent to US$2,442,000) so it can have access to a discount benefit of the fine and appealed to the Tax Court. In connection with the possible tax debt of 2012 by S/3,576,000 (equivalent to US$1,048,000), El Brocal has appealed to the Tax Court. In the opinion of Management of the subsidiary and its legal advisors, El Brocal should get a favorable result in the initiated claim process.

-	In addition, the tax authority has issued tax assessments as a result of the audit of other subsidiaries of the Group by S/12,096,000 (equivalent to US$3,544,000). In the opinion of Management and its legal counsel, the assessments are of possible occurrence; however, management of the subsidiaries expects to get a favorable result in the initiated claim process.

Associates -

Cerro Verde –

-	Mining Royalties

SUNAT, the Peruvian tax authority, has assessed mining royalties on materials processed by Cerro Verde´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2007 and the years 2008 and 2009. In July 2013, the Peruvian Tax Tribunal issued two decisions affirming assessments for the period December 2006 through December 2008. Decisions by the Tax Tribunal ended the administrative stage of the appeal procedures for these assessments.

In September 2013, Cerro Verde filed judiciary appeals related to the assessments because Cerro Verde believes that its 1998 stability agreement exempted all minerals extracted from its mining concessions from royalties, irrespective of the method used for processing those minerals. With respect to the judiciary appeal related to the assessment for the year 2008, on December 17, 2014, the Eighteenth Contentious Administrative Court rendered its decision upholding Cerro Verde’s position and nullifying SUNAT’s assessment and the Tax Tribunal´s resolution (S/.106.4 million). In December 2014, SUNAT and the Tax Court appealed this decision. The court’s position also invalidates all penalties and interest assessed by SUNAT for that period (S/.139.7 million). On January 29, 2016, the 6th Superior Justice Court nullified the decision of the Eighteenth Contentious Administrative Court. Cerro Verde will appeal the decision to the Supreme Court.

Notes to the consolidated financial statements (continued)

On October 1, 2013, SUNAT served Cerro Verde a demand for payment totaling S/.492 million (approximately US$144 million based on December 31, 2015 exchange rates, including interest and penalties of US$85 million) based on the Tax Tribunal’s decisions for the period December 2006 to December 2008. As permitted by law, Cerro Verde requested, and was granted, an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments. As of December 31, 2015, Cerro Verde has made payments totaling S/219 million (equivalent to US$64 million) under the installment program. Based on the results rendered by the Eighteenth Contentious Administrative Court as is described in the previous paragraph, Cerro Verde requested an injunction that was accepted by the Judiciary and implied a modification of the installment program excluding the 2008 portion through SUNAT’s resolution notified to Cerro Verde on October 29, 2015.

In July 2013, a hearing on SUNAT's assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. As of December 31, 2015, the amount of the assessment, including interest and penalties, for the year 2009 was S/247 million (approximately US$72 million based on December 31, 2015, exchange rates). As of December 31, 2015, Cerro Verde estimates that the total exposure associated with mining royalties for the period from December 2006 to December 2013, including accumulated interest and penalties, amounted to approximately US$500 million at December 31, 2015 exchange rates.

As of December 31, 2015, no amounts were accrued for these assessments or for the amounts paid under the installment payment program because management and its external legal advisors believe Cerro Verde’s 1998 stability agreement exempted it from these royalties and believes that the resolution will be favorable to Cerro Verde and any payments should be recoverable.

-	Other taxes

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty explained above), including penalties and interest. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Fiscal Year	Taxes	Interest and fines	Total
	US$(000)	US$(000)	US$(000)

2002 – 2005	16,037	52,800	68,837
2006	6,545	47,662	54,207
2007	12,376	17,809	30,185
2008	20,797	12,968	33,765
2009	56,198	47,719	103,917
2010	65,997	89,404	155,401
2014	5,512	-	5,512
2015	3,753	-	3,753

	187,215	268,362	455,577

As of December 31, 2015, Cerro Verde has paid US$180,741,000 on these disputed tax assessments, which it believes is collectible.

Yanacocha -

-	SUNAT challenged the withholding tax rate applied on the technical assistance services provided by non-resident supplier. The services were executed in Peru and also abroad; however, Yanacocha was not able to prove it during the tax audit. Based on that, SUNAT considers that the services were wholly executed in Peru; hence, the withholding tax rate must be 30% instead of 12%. The amount of the contingency involved is S/ 12.4 million (US$ 3.6 million). In Management's and its legal counsel’s opinion, that interpretation has no support so Yanacocha should get a favorable outcome in the appeal initiated.

Notes to the consolidated financial statements (continued)

-	SUNAT considers that the bonus for closing the collective agreement and the collateral benefits granted to the unionized and non-unionized employees qualify as remunerative concepts; hence, taxed with the contribution to ESSALUD. The contingency amounts to S/ 6.5 million (US$ 2 million).

In Management's and its legal counsel’s opinion, that interpretation has no support so Yanacocha should get a favorable outcome in the appeal initiated against the tax authorities.

30. Transactions with associates companies

(a)	The Group has carried out the following transactions with its associates in the years 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Royalties collected to Minera Yanacocha S.R.L.:
S.M.R.L. Chaupiloma Dos de Cajamarca (c)	32,414	36,867	44,185

Services provided to Minera Yanacocha S.R.L. by:
Consorcio Energético de Huancavelica S.A. (electric power transmission)	1,694	915	915
Buenaventura Ingenieros S.A (execution of specific work orders)	845	699	699

Dividends received by:
Compañía Minera Coimolache S.A.	6,691	12,938	9,803

Loans granted to:
Sociedad Minera Cerro Verde S.A.A.	124,800	-	-

Sales of supplies to Compañía Minera Coimolache S.A. by:
Minera La Zanja S.R.L.	74	10	-
Compañía de Minas Buenaventura S.A.A.	56	913	32

Notes to the consolidated financial statements (continued)

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Sales of mineral to Minera Yanacocha S.R.L. by:
Compañía de Minas Buenaventura S.A.A.	2,114	3,258	7,146

Energy sales to Compañía Minera Coimolache S.A. by:
Empresa de Generación Huanza S.A.	1,676	233	-

Interest income over loans granted by Compañía Minera Coimolache S.A. to:
Consorcio Energético de Huancavelica S.A.A.	19	35	51

Supplies purchase to Compañía Minera Coimolache S.A. by:
Compañía de Minas Buenaventura S.A.A.	29	6	59
Minera La Zanja S.R.L.	6	24	12

Contributions and investments made to:
Canteras del Hallazgo S.A.C.	-	2,012	6,988

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2015	2014
	US$(000)	US$(000)

Trade receivables -
Minera Yanacocha S.R.L. (c)	8,760	14,566
Compañía Minera Coimolache S.A.	666	515
	9,426	15,081
Other receivables
Sociedad Minera Cerro Verde S.A.A. (d)	124,988	-
Compañía Minera Coimolache S.A.	499	334
	125,487	334

Total trade and other receivables	134,913	15,415

Classification by maturity:
Current portion	9,925	15,415
Non-current portion	124,988	-

Total trade and other receivables	134,913	15,415

Notes to the consolidated financial statements (continued)

	2015	2014
	US$(000)	US$(000)

Trade payables -
Compañía Minera Coimolache S.A.	892	1,384
Minera Yanacocha S.R.L.	283	410

Total trade and other payables	1,175	1,794

Classification by maturity:
Current portion	1,175	1,611
Non-current portion	-	183

Total trade and other payables	1,175	1,794

(c)	S.M.R.L. Chaupiloma Dos de Cajamarca -

In accordance with mining lease, amended and effective on January 1, 1994, Minera Yanacocha S.R.L. pays the Group a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

(d)	Sociedad Minera Cerro Verde S.A. -

In December 2014, Cerro Verde entered into shareholder loan agreements with, or affiliates of, Freeport Minerals Corporation, Compañía de Minas Buenaventura S.A.A. and SMM Cerro Verde Netherlands B.V., for up to US$800 million. As of December 31, 2015, Cerro Verde had borrowed US$600.9 million under these loan agreements (US$125 million with Buenaventura as of December 31, 2015). The loans mature on December 22, 2019, unless at that time there is senior financing associated with the expansion project that is senior to the loans, in which case the loans mature two years following the maturity of the senior financing.

(e)	Key officers -

As of December 31, 2015 and 2014, directors, officers and employees of the Group have been involved, directly and indirectly, in financial transactions with certain subsidiaries. As of December 31, 2015 and 2014, loans to employees, directors and key personnel amounts to US$61,000 and US$27,000, respectively, are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2015 and 2014 are presented below:

	2015	2014
	US$(000)	US$(000)
Accounts payable:
Salaries	3,381	1,225
Directors’ compensations	1,047	1,090
Share-based compensation plans	330	461

Total	4,758	2,776
Disbursements:
Salaries	7,864	8,423
Share-based compensation plans	-	1,599

Total	7,864	10,022

Notes to the consolidated financial statements (continued)

31.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals;
-	Exploration and development activities;
-	Construction and engineering services;
-	Energy generation and transmission services;
-	Insurance brokerage;
-	Rental of mining concessions;
-	Holding of investment in shares (mainly in the associate company Minera Yanacocha S.R.L. and the Group’s subsidiary; S.M.R.L. Chaupiloma Dos de Cajamarca);
-	Industrial activities.

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

Corporate information mainly includes the following:

In segment information of profit and loss –

-	Sales to third parties of gold purchased by the Parent company from La Zanja mining unit and the corresponding cost of sale as well as other intercompany sales;
-	Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Uchucchacua, Orcopampa, Julcani, Mallay and Breapampa);
-	Exploration activities in non-operating areas, carried out directly by the Parent company and not by the consolidated separate legal entities;
-	Participation in subsidiaries and associate companies of the Parent company, which are accounted for using the equity method;
-	Gain on business combination occurred in 2014, see Note 5 to the consolidated financial statements.

In the segment information of assets and liabilities –

-	Investments in Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A., associate companies which are directly owned by the Parent company and are accounted for using the equity method; see Note 11 to the consolidated financial statements;

Notes to the consolidated financial statements (continued)

-	Assets and liabilities of the operational mining units owned directly by the Parent company since this is the way the CODM analyzes the business. Assets and liabilities of other operating segments are allocated based on the assets and liabilities of the legal entities included in those segments.

Adjustments and eliminations mainly include the following:

In segment information of consolidated statements of profit and loss –

-	The elimination of any profit or loss of investments accounted for under the equity method and not consolidated by the Group corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.;
-	The elimination of intercompany sales and cost of sales;
-	The elimination of any equity pickup profit or loss of the subsidiaries of the Parent company.

Notes to the consolidated financial statements (continued)

In the segment information of assets and liabilities –

-	The elimination of the assets and liabilities of the investments accounted for under the equity method and not consolidated, corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.;
-	The elimination of any equity pickup investments of the subsidiaries of the Parent company;
-	The elimination of intercompany receivables and payables.

Refer to Note 21 (a) to the consolidated financial statements where the Group reports revenues from external customers for each product and service, and revenues from external customers attributed to Peru and foreign countries. The revenue information is based on the locations of customers.

Refer to Note 21 (b) to the consolidated financial statements for information about major customers (clients representing more than 10% of the Group’s revenues).

All non-current assets are located in Peru.

Notes to the consolidated financial statements (continued)

																Equity accounted investees
	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Breapampa (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2015
Results:
Continuing operations
Operating income
Net sale of goods	166,055	254,118	50,254	32,018	22,343	171,294	161,007	-	-	-	-	-	-	-	168,667	1,031,174	1,115,617	177,347	3,349,894	(2,484,932)	864,962
Net sale of services	-	-	-	-	-	-	-	-	48,758	48,339	11,929	-	-	17,048	-	10,625	-	-	136,699	(82,211)	54,488
Royalty income	-	-	-	-	-	-	-	-	-	-	-	32,414	-	-	-	-	-	-	32,414	-	32,414
Total operating income	166,055	254,118	50,254	32,018	22,343	171,294	161,007	-	48,758	48,339	11,929	32,414	-	17,048	168,667	1,041,799	1,115,617	177,347	3,519,007	(2,567,143)	951,864
Operating costs
Cost of sales	(126,728)	(112,707)	(26,725)	(20,709)	(11,529)	(158,804)	(106,750)	-	-	-	-	-	-	-	(169,236)	(751,736)	(862,004)	(104,549)	(2,451,477)	1,913,764	(537,713)
Cost of services	-	-	-	-	-	-	-	-	(48,544)	(20,767)	-	-	-	(16,820)	-	(2,524)	-	-	(88,655)	35,963	(52,692)
Exploration in operating units	(27,784)	(41,705)	(12,699)	(7,539)	(1,821)	-	(41)	-	-	-	-	-	-	-	-	-	-	-	(91,589)	69	(91,520)
Depreciation and amortization	(15,767)	(17,313)	(11,349)	(15,439)	(9,882)	(45,752)	(104,984)	(17)	(850)	(10,260)	-	(54)	(226)	(9,545)	(1,027)	-	-	-	(242,465)	-	(242,465)
Mining royalties	(1,142)	(23,877)	(337)	(234)	(219)	-	(1,597)	-	-	-	-	-	-	-	(1)	-	-	-	(27,407)	-	(27,407)
Total operating costs	(171,421)	(195,602)	(51,110)	(43,921)	(23,451)	(204,556)	(213,372)	(17)	(49,394)	(31,027)	-	(54)	(226)	(26,365)	(170,264)	(754,260)	(862,004)	(104,549)	(2,901,593)	1,949,796	(951,797)
Gross profit (loss)	(5,366)	58,516	(856)	(11,903)	(1,108)	(33,262)	(52,365)	(17)	(636)	17,312	11,929	32,360	(226)	(9,317)	(1,597)	287,539	253,613	72,798	617,414	(617,347)	67
Operating expenses
Administrative expenses	(10,739)	(16,698)	(3,623)	(2,080)	(2,160)	(19,181)	(2,251)	(1,444)	(7,859)	(3,422)	(11,296)	(106)	(209)	(654)	(11,370)	(26,325)	-	(2,185)	(121,602)	35,070	(86,532)
Exploration in non-operating areas	-	-	-	-	-	(2,366)	(8,954)	(15,892)	-	-	-	-	-	-	(5,685)	-	-	-	(32,897)	2,287	(30,610)
Selling expenses	(3,552)	(851)	(1,055)	(1,424)	(116)	(9,056)	(1,207)	-	-	(806)	-	-	-	(1,411)	(3)	(3,534)	(56,215)	(1,111)	(80,341)	60,860	(19,481)
Other, net	1,836	(1,182)	(125)	(67)	172	(2,657)	(687)	(1,095)	7,417	(305)	(4)	-	793	98	6,329	(82,846)	(26,600)	765	(98,158)	98,367	209
Impairment loss of long-lived assets					(7,452)	-	(3,803)	-	-	-	-	-	-	-	-	-	-	(672)	(11,927)	672	(11,255)
Total operating expenses, net	(12,455)	(18,731)	(4,803)	(3,571)	(9,556)	(33,260)	(16,902)	(18,431)	(442)	(4,533)	(11,300)	(106)	584	(1,967)	(10,729)	(112,705)	(82,815)	(3,203)	(344,925)	197,256	(147,669)
Operating profit (loss)	(17,821)	39,785	(5,659)	(15,474)	(10,664)	(66,522)	(69,267)	(18,448)	(1,078)	12,779	629	32,254	358	(11,284)	(12,326)	174,834	170,798	69,595	272,489	(420,091)	(147,602)
Other income (expense),net
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	6,561	478	2	-	(187,269)	-	(268,463)	-	-	-	(448,691)	275,316	(173,375)
Finance costs	(195)	(235)	(152)	(108)	(50)	(10,096)	(3,684)	(215)	(1,413)	(8,817)	(21)	(4)	(1)	(842)	(4,043)	-22,734	(16,010)	(51)	(68,671)	41,049	(27,622)
Net gain (loss) from currency exchange difference	539	461	378	75	10	(3,832)	(1,973)	(1,797)	(1,393)	(1,586)	(165)	45	4	(2,162)	(2,287)	(251)	(75,770)	(1,300)	(91,004)	77,321	(13,683)
Finance income	5	5	2	-	-	154	16	-	182	23	13	-	-	-	10,785	673	512	23	12,393	(1,367)	11,026
Total other income (expense), net	349	231	228	(33)	(40)	(13,774)	(5,641)	(2,012)	3,937	(9,902)	(171)	41	(187,266)	(3,004)	(264,008)	(22,312)	(91,268)	(1,328)	(595,973)	392,319	(203,654)
Profit (loss) before income tax	(17,472)	40,016	(5,431)	(15,507)	(10,704)	(80,296)	(74,908)	(20,460)	2,859	2,877	458	32,295	(186,908)	(14,288)	(276,334)	152,522	79,530	68,267	(323,484)	(27,772)	(351,256)
Income tax	(518)	(602)	(140)	(78)	(3)	4,109	5,702	-	(4,386)	(3,887)	(299)	(9,186)	(87)	584	(5,975)	(602,717)	(46,246)	(29,861)	(693,590)	678,824	(14,766)
Profit (loss) from continued operations	(17,990)	39,414	(5,571)	(15,585)	(10,707)	(76,187)	(69,206)	(20,460)	(1,527)	(1,010)	159	23,109	(186,995)	(13,704)	(282,309)	(450,195)	33,284	38,406	(1,017,074)	651,052	(366,022)
Loss from discontinued operations, see Note 1(e)																					(9,523)
Net loss																					(375,545)

Total assets	-	-	-	-	-	739,941	220,331	53,214	31,463	393,318	5,979	9,397	997,835	118,012	3,677,307	2,965,430	7,852,692	238,175	17,303,094	(12,755,913)	4,547,181
Total liability	-	-	-	-	-	364,455	106,846	3,514	29,599	235,695	3,457	3,508	2,831	31,479	516,241	736,605	3,354,318	63,119	5,451,667	(4,293,722)	1,157,945

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,519	989,130	988,725	62,609	2,043,983	-	2,043,983
Additions to mining concessions, development costs, property, plant and equipment	22,669	3,151	4,795	3,234	1,988	55,073	62,968	57,173	527	6,159	85	-	1,205	2,140	66,918	-	-	-	288,085	-	288,085
F-87

Notes to the consolidated financial statements (continued)

																Equity accounted investees
	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Breapampa (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2014
Results:
Continuing operations
Operating income
Net sale of goods	202,543	264,049	49,767	42,974	108,468	210,002	185,286	-	-	-	-	-	-	-	187,503	1,165,299	1,467,097	192,369	4,075,357	(3,008,086)	1,067,271
Net sale of services	-	-	-	-	-	-	-	-	66,853	38,906	10,608	-	-	13,976	-	20,705	-	-	151,048	(79,406)	71,642
Royalty income	-	-	-	-	-	-	-	-	-	-	-	36,867	-	-	-	-	-	-	36,867	-	36,867
Total operating income	202,543	264,049	49,767	42,974	108,468	210,002	185,286	-	66,853	38,906	10,608	36,867	-	13,976	187,503	1,186,004	1,467,097	192,369	4,263,272	(3,087,492)	1,175,780
Operating costs
Cost of sales	(149,251)	(113,467)	(26,364)	(22,583)	(37,897)	(122,995)	(84,381)	-	-	-	-	-	-	-	(186,650)	(910,705)	(797,481)	(100,649)	(2,552,423)	2,019,371	(533,052)
Cost of services	-	-	-	-	-	-	-	-	(68,964)	(19,252)	-	-	-	(12,703)	-	(22,422)	-	-	(123,341)	41,854	(81,487)
Exploration in operating units	(26,633)	(51,814)	(10,981)	(7,807)	(495)	-	(120)	-	-	-	-	-	-	-	(2)	-	-	-	(97,852)	-	(97,852)
Depreciation and amortization	(15,293)	-23,266	(11,769)	(24,742)	(35,699)	(26,974)	(53,158)	-	(717)	(8,683)	-	(74)	(231)	(7,224)	(868)	-	-	-	(208,698)	-	(208,698)
Mining royalties	(1,893)	(24,113)	(466)	(401)	(1,012)	-	(555)	-	-	-	-	-	-	-	-	-	-	-	(28,440)	-	(28,440)
Total operating costs	(193,070)	(212,660)	(49,580)	(55,533)	(75,103)	(149,969)	(138,214)	-	(69,681)	(27,935)	-	(74)	(231)	(19,927)	(187,520)	(933,127)	(797,481)	(100,649)	(3,010,754)	2,061,225	(949,529)
Gross profit (loss)	9,473	51,389	187	(12,559)	33,365	60,033	47,072	-	(2,828)	10,971	10,608	36,793	(231)	(5,951)	(17)	252,877	669,616	91,720	1,252,518	(1,026,267)	226,251
Operating expenses
Administrative expenses	(12,351)	(16,077)	(3,289)	(2,719)	(7,349)	(17,634)	(5,920)	(3,184)	(16,135)	(4,354)	(8,901)	(113)	(208)	(376)	(7,828)	(38,262)	-	(2,073)	(146,773)	45,671	(101,102)
Exploration in non-operating areas	-	(7,294)	-	-	-	(5,085)	(19,689)	(14,399)	-	-	-	-	-	-	(3,540)	-	-	-	(50,007)	-	(50,007)
Selling expenses	(3,416)	(955)	(1,067)	(1,755)	(393)	(7,103)	(1,441)	-	-	(323)	-	-	-	(147)	(5)	(4,458)	(54,210)	(1,078)	(76,351)	59,746	(16,605)
Other, net	1,338	657	(4,661)	921	(110)	226	(2,833)	569	8,070	7,718	109	(1)	651	(77)	3,930	(77,781)	(3,629)	929	(63,974)	67,033	3,059
Impairment loss of long-lived assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(541,141)	-	-	(541,141)	541,141	-

Total operating expenses, net	(14,429)	(23,669)	(9,017)	(3,553)	(7,852)	(29,596)	(29,883)	(17,014)	(8,065)	3,041	(8,792)	(114)	443	(600)	(7,443)	(661,642)	(57,839)	(2,222)	(878,246)	713,591	(164,655)
Operating profit (loss)	(4,956)	27,720	(8,830)	(16,112)	25,513	30,437	17,189	(17,014)	(10,893)	14,012	1,816	36,679	212	(6,551)	(7,460)	(408,765)	611,777	89,498	374,272	(312,676)	61,596
Other income (expense),net
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	(6,987)	(2,186)	-	-	(160,379)	-	(91,962)	-	-	-	(261,514)	186,914	(74,600)
Finance costs	(294)	(170)	(153)	(67)	(43)	(4)	(1,728)	(140)	(1,223)	(8,838)	(15)	(3)	(2)	(722)	(760)	(23,504)	(369)	(583)	(38,618)	27,300	(11,318)
Net gain (loss) from currency exchange difference	354	332	124	66	5	(1,031)	(1,525)	(446)	(757)	(1,021)	8	(50)	(4)	(1,107)	(3,400)	1,142	2,284	(1,465)	(6,491)	(1,961)	(8,452)
Gain on business combination	-	-	-	-	-	-	-	-	-	-	-	-	-	-	59,852	-	-	-	59,852	-	59,852
Finance income	10	13	4	-	-	(278)	-	-	-	-	8	-	-	-	3,951	298	2,443	47	6,496	1,912	8,408

Total other income (expense), net	70	175	(25)	(1)	(38)	(1,313)	(3,253)	(586)	(8,967)	(12,045)	1	(53)	(160,385)	(1,829)	(32,319)	(22,064)	4,358	(2,001)	(240,275)	214,165	(26,110)

Profit (loss) before income tax	(4,886)	27,895	(8,855)	(16,113)	25,475	29,124	13,936	(17,600)	(19,860)	1,967	1,817	36,626	(160,173)	(8,380)	(39,779)	(430,829)	616,135	87,497	133,997	(98,511)	35,486
Income tax	-	-	-	-	-	(21,621)	(12,388)	-	567	(4,835)	(368)	(10,996)	(48)	978	(17,301)	30,491	(238,529)	(36,089)	(310,139)	244,127	(66,012)
Profit (loss) from continued operations	(4,886)	27,895	(8,855)	(16,113)	25,475	7,503	1,548	(17,600)	(19,293)	(2,868)	1,449	25,630	(160,221)	(7,402)	(57,080)	(400,338)	377,606	51,408	(176,142)	145,616	(30,526)

Loss from discontinued operations, see Note 1(e)																					(31,114)
Net loss																					(61,640)

Total assets	-	-	-	-	-	765,143	278,836	50,370	87,546	403,660	6,265	14,727	1,208,772	130,803	3,778,132	3,483,169	5,771,984	205,059	16,184,466	(11,512,192)	4,672,274
Total liability	-	-	-	-	-	311,001	96,147	5,726	95,466	225,409	3,109	5,727	166	29,472	294,027	803,392	1,306,894	51,720	3,228,256	(2,318,107)	910,149

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,519	1,185,971	982,206	52,685	2,224,381	-	2,224,381
Additions to mining concessions, development costs, property, plant and equipment	12,668	8,963	699	963	3,544	105,477	29,113	83,723	7,516	17,948	227	-	-	-	15,081	-	-	-	285,922	-	285,922

Notes to the consolidated financial statements (continued)

	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Breapampa (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2013
Results:
Continuing operations
Operating income
Net sale of goods	205,218	324,343	45,995	44,896	119,871	187,769	193,298	1,504	-	-	-	-	-	206,240	1,406,825	1,811,488	209,636	4,757,083	(3,621,247)	1,135,836
Net sale of services	-	-	-	-	-	-	-	-	96,523	33,809	8,455	-	-	-	29,181	-	-	167,968	(88,383)	79,585
Royalty income	-	-	-	-	-	-	-	-	-	-	-	44,185	-	-	-	-	-	44,185	-	44,185
Total operating income	205,218	324,343	45,995	44,896	119,871	187,769	193,298	1,504	96,523	33,809	8,455	44,185	-	206,240	1,436,006	1,811,488	209,636	4,969,236	(3,709,630)	1,259,606
Operating costs
Cost of sales	(113,631)	(128,184)	(17,585)	(24,282)	(49,535)	(119,969)	(85,980)	(555)	-	-	-	-	-	(208,968)	(983,238)	(795,064)	(124,325)	(2,651,316)	2,138,151	(513,165)
Cost of services	-	-	-	-	-	-	-	-	(91,804)	(25,412)	-	-	-	-	(28,672)	-	-	(145,888)	31,768	(114,120)
Exploration in operating units	(25,311)	(57,871)	(7,054)	(9,342)	(2,974)	-	(1,236)	(2,441)	-	-	-	-	-	-	-	-	-	(106,229)	4,316	(101,913)
Depreciation and amortization	(10,844)	(28,964)	(4,586)	(20,348)	(25,501)	(35,644)	(27,930)	(9)	(264)	(1,751)	-	(112)	(1,434)	(524)	-	-	-	(157,911)	(1,229)	(159,140)
Mining royalties	(1,675)	(26,448)	(405)	(365)	(968)	-	(431)	(110)	-	-	-	-	-	-	-	-	-	(30,402)	-	(30,402)
Total operating costs	(151,461)	(241,467)	(29,630)	(54,337)	(78,978)	(155,613)	(115,577)	(3,115)	(92,068)	(27,163)	-	(112)	(1,434)	(209,492)	(1,011,910)	(795,064)	(124,325)	(3,091,746)	2,173,006	(918,740)
Gross profit (loss)	53,757	82,876	16,365	(9,441)	40,893	32,156	77,721	(1,611)	4,455	6,646	8,455	44,073	(1,434)	(3,252)	424,096	1,016,424	85,311	1,877,490	(1,536,624)	340,866
Operating expenses
Administrative expenses	(11,818)	(20,381)	(1,949)	(2,607)	(7,128)	(15,637)	(2,475)	(2,330)	(8,282)	(2,571)	(7,801)	(96)	(5,916)	13,342	(67,064)	-	(1,843)	(144,556)	69,438	(75,118)
Exploration in non-operating areas	-	-	-	-	-	(5,220)	(6,563)	(2,444)	-	-	-	-	-	(21,928)	-	-	-	(36,155)	3,350	(32,805)
Selling expenses	(3,346)	(3)	(755)	(1,423)	-	(8,763)	(528)	(10)	-	-	-	-	-	(13)	(3,740)	(68,448)	(522)	(87,551)	72,709	(14,842)
Other, net	2,592	1,822	209	108	(158)	(656)	(18)	1,910	422	50	94	(3)	657	(9,674)	(77,534)	147	779	(79,253)	76,395	(2,858)
Impairment loss of long-lived assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,038,548)	-	-	(1,038,548)	1,038,548	-
Total operating expenses, net	(12,572)	(18,562)	(2,495)	(3,922)	(7,286)	(30,276)	(9,584)	(2,874)	(7,860)	(2,521)	(7,707)	(99)	(5,259)	(18,273)	(1,186,886)	(68,301)	(1,586)	(1,386,063)	1,260,440	(125,623)
Operating profit (loss)	41,185	64,314	13,870	(13,363)	33,607	1,880	68,137	(4,485)	(3,405)	4,125	748	43,974	(6,693)	(21,525)	(762,790)	948,123	83,725	491,427	(276,184)	215,243
Other income (expense),net
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	(1,511)	(3,140)	-	-	(238,810)	(104,219)	-	-	-	(347,680)	233,535	(114,145)
Finance costs	(561)	(832)	(477)	(544)	(163)	(47)	(1,301)	(344)	(232)	(1,992)	(96)	(5)	(3)	(3,731)	(18,745)	(1,843)	(2,385)	(33,301)	23,405	(9,896)
Net gain (loss) from currency exchange difference	325	92	63	64	(64)	(4,544)	(777)	81	(111)	(1,355)	119	(66)	(17)	(985)	2,065	(1,858)	(524)	(7,492)	300	(7,192)
Finance income	18	29	-	-	-	-	-	1	6	-	7	3	-	4,693	720	2,178	335	7,990	(1,369)	6,621
Total other income (expense), net	(218)	(711)	(414)	(480)	(227)	(4,591)	(2,078)	(262)	(1,848)	(6,487)	30	(68)	(238,830)	(104,242)	(15,960)	(1,523)	(2,574)	(380,483)	255,871	(124,612)
Profit (loss) before income tax	40,967	63,603	13,456	(13,843)	33,380	(2,711)	66,059	(4,747)	(5,253)	(2,362)	778	43,906	(245,523)	(125,767)	(778,750)	946,600	81,151	110,944	(20,313)	90,631
Income tax	-	-	-	-	-	(5,003)	(29,211)	(17)	(72)	(3,228)	(269)	(13,151)	(67)	(35,464)	203,471	(333,338)	(34,156)	(250,505)	164,023	(86,482)
Profit (loss) from continued operations	40,967	63,603	13,456	(13,843)	33,380	(7,714)	36,848	(4,764)	(5,325)	(5,590)	509	30,755	(245,590)	(161,231)	(575,279)	613,262	46,995	(139,561)	143,710	4,149
Loss from discontinued operations, see Note 1(e)																				(83,885)
Net loss																				(79,736)

Total assets	-	-	-	-	-	687,187	270,911	37,366	54,372	430,588	5,801	9,008	1,387,667	3,603,191	3,754,692	4,828,201	203,749	15,272,733	(10,720,466)	4,552,267
Total liability	-	-	-	-	-	243,749	89,767	9,174	39,744	269,466	2,774	3,439	137	272,832	674,642	740,717	69,542	2,415,983	(1,688,137)	727,846

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	41,931	1,360,689	904,315	43,367	2,350,302	-	2,350,302
Additions to mining concessions, development costs, property, plant and equipment	16,038	11,023	8,927	16,643	16,233	216,477	89,308	89,313	12,307	48,532	126	-	-	42,699	-	-	-	567,626	-	567,626

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continued operations follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Segments loss	(1,017,074)	(176,142)	(139,561)
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	203,912	(108,861)	(195,573)
Elimination of intercompany sales	(232,380)	(242,022)	(252,500)
Elimination of intercompany cost of sales	228,914	229,968	238,620
Elimination of equity pick up loss of the subsidiaries and associates of the Parent company	448,691	261,514	347,680
Others	1,915	5,017	5,483

Consolidated profit (loss) from continued operations	(366,022)	(30,526)	4,149

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Segments assets	17,303,094	16,184,466	15,272,733
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(8,128,519)	(6,727,205)	(6,108,111)
Elimination of equity pick up investments of the subsidiaries and associates of the Parent company	(4,486,717)	(4,615,191)	(4,398,677)
Elimination of intercompany receivables	(138,703)	(156,456)	(203,236)
Others	(1,974)	(13,340)	(10,442)

Consolidated assets	4,547,181	4,672,274	4,552,267

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Segments liabilities	5,451,667	3,228,256	2,415,983
Elimination of liabilities of equity accounted investees, not consolidated	(4,154,042)	(2,162,006)	(1,484,901)
Elimination of intercompany payables	(138,703)	(156,456)	(203,236)
Others	(977)	355	-

Consolidated liabilities	1,157,945	910,149	727,846

Notes to the consolidated financial statements (continued)

32.	Derivative financial instruments
(a)	The volatility of copper prices during the last years has caused the management of the subsidiary El Brocal to enter into future contracts. These contracts are intended to reduce the volatility of the cash flows attributable to the fluctuations in the cooper price, according to the risk strategy approved by the Board of Directors of this subsidiary. Based on this strategy, no more than 50% of existing sales commitments of copper concentrate are under future contracts.

As of December 31, 2015, El Brocal does not have open forward contracts (an asset of US$3,688,000 as of December 31, 2014, which balancing entry, net of the deferred income tax, amounted to a positive balance of US$2,485,000 and is presented in the “other reserves” caption of equity).

(b)	Embedded derivative of commercial contracts -

The Group’s sales of concentrates are based on commercial contracts, under which a provisional sales value is determined based on future quotations (forward). The adjustment to sales is considered an embedded derivative, which is required to be separated from the host contract. Commercial contracts are linked to market prices (London Metal Exchange) at the dates of the expected settlements of the open positions as of December 31, 2015 and 2014. The embedded derivative does not qualify for hedge accounting; therefore, changes in the fair value are recorded as an adjustment to net sales.

Embedded derivatives held by the Group as of December 31, 2015 are:

			Quotations
Metal	Quantity	Period of quotations 2016	Provisional	Future	Fair value, net
			US$	US$	US$(000)

Copper	41,359 DMT	January – April	4,629.00 – 5,223.05	4,525.50 – 4,796.00	(1,549)
Gold	16,145 OZ	January	961.79 – 1,070.10	1,086.65 – 1,109.09	(633)
Silver	3,215,862 OZ	January – March	12.66 – 15.71	14.30 – 14.31	(244)
Lead	16,990 DMT	January – April	1,641.40 – 1,732.13	1,658.00 – 1,789.00	408
Zinc	12,329 DMT	January – March	1,510.41 – 1,672.50	1,495.75 – 1,609.00	316
Gold	342 OZ	January – April	1,066.26 – 1,124.53	1,109.05 – 1,109.27	8

Total asset, net					(1,694)

Notes to the consolidated financial statements (continued)

Embedded derivatives held by the Group as of December 31, 2014 are:

			Quotations
Metal	Quantity	Period of quotations 2015	Provisional	Future	Fair value, net
			US$	US$	US$(000)

Copper	67,815 DMT	January – June	6,408.10 – 6,907.73	6,118.00 – 6,186.00	(7,558)
Silver	2,361,515 OZ	January – April	15.62 – 19.03	16.35 – 16.38	(631)
Lead	6,975 DMT	January – April	1,869.30 – 2,178.60	1,840.00 – 1,851.88	(628)
Zinc	13,521 DMT	January – March	2,171.71 – 2,380.00	2,122.50 – 2,129.25	(296)
Gold	36,442 OZ	January – February	1,194.00 – 1,227.00	1,201.84 – 1,216.45	41

Total liability, net					(9,072)

(c)	Hedge of the risk of fluctuation of foreign exchange rates

During 2015, the volatility of the foreign exchange rate between the Soles and the U.S. dollars, which is the functional and reporting currency of Buenaventura and El Brocal, has driven the Group’s Management to undertake hedge contracts of foreign currency exposure over their bank loans mentioned in Note 14. Buenaventura and El Brocal have signed forwards hedging contracts, which have been designated as hedging derivative cash flow because they are intended to cover the risk of fluctuations in the exchange rates of the financial obligations in soles.

Key deadlines of the hedging contract have been negotiated to match the terms and amounts of their obligations.

As of December 31, 2015, fair value of these hedge derivate financial instruments over exchange rates of current bank loans is a liability of US$10,643,000 and the effectiveness of these contracts has not been observed since it has not arisen any significant element of ineffectiveness.

33.	Financial - risk management objectives and policies

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

There were no changes in the objectives, policies or processes during the years ended December 31, 2015 and 2014.

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

Notes to the consolidated financial statements (continued)

The sensitivity analyses in this section relate to the positions as of December 31, 2015, 2014 and 2013, and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

(a.1)	Exchange rate risk

The exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group´s operating activities in Soles. The Group mitigates the effect of exposure to exchange-rate risk by carrying out almost all of its transactions in its functional currency.

On the other hand, the Group has contracted hedges exchange rate to mitigate this risk on their loans obtained in soles. Excluding loans in soles, Management maintains smaller amounts in Soles in order to cover its needs in this currency (primarily taxes).

Notes to the consolidated financial statements (continued)

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase/decrease	Effect on loss before income tax
		US$(000)
2015
Exchange rate	+10%	6,233
Exchange rate	-10%	(7,618)

2014
Exchange rate	+10%	5,950
Exchange rate	-10%	(7,271)

2013
Exchange rate	+10%	20,989
Exchange rate	-10%	(25,225)

(a.2)	Commodity price risk

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

(a.3)	Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes’ in market interest rates relates to the Groups’ long-term financial obligations with floating interest rates.

Notes to the consolidated financial statements (continued)

A table showing the effect in profit or loss of the variations of interest rates:

	increase/decrease of Libor rate	Effect on results
	(percentage rates)	US$(000)
2015
Interest rate	+10	294
Interest rate	-10	(294)

2014
Interest rate	+10	110
Interest rate	-10	(110)

2013
Interest rate	+10	58
Interest rate	-10	(58)

(b)	Credit risk -

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

Trade accounts receivable are denominated in U.S. dollars. The Group’s sales are made to domestic and foreign customers. See concentration of spot sales in Note 21(b). An impairment analysis is performed on an individual basis.

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

The Group continually monitors its liquidity risk based on cash flow projections.

Notes to the consolidated financial statements (continued)

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2015 -
Bank loans	298,984	-	-	-	298,984
Trade and other payables	235,691	-	-	15,057	250,748
Derivative financial instruments	10,643	-	-	-	10,643
Embedded derivative for sale of concentrates	1,694	-	-	-	1,694
Financial obligation	62,560	92,571	238,504	-	393,635
Contingent consideration liability	-	-	8,050	29,118	37,168

Total	609,572	92,571	246,554	44,175	992,872

As of December 31, 2014 -
Bank loans	40,600	-	-	-	40,600
Trade and other payables	237,937	-	-	15,240	253,177
Embedded derivative for sale of concentrates	9,072	-	-	-	9,072
Financial obligation	71,196	47,673	135,178	130,504	384,551
Contingent consideration liability	-	-	5,463	36,156	41,619

Total	358,805	47,673	140,641	181,900	729,019

(d)	Capital management -

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

Notes to the consolidated financial statements (continued)

34.	Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant non-observable inputs (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2015
Liabilities measured at fair value:
- Embedded derivatives for concentrates sales, net	1,694	-	1,694	-
- Contingent consideration liability	16,994	-	-	16,994
- Hedge instruments	10,282	-	10,282	-

As of December 31, 2014
Assets measured at fair value:
Financial assets at fair value with changes in profit or loss	3,688	-	3,688	-
Liabilities measured at fair value:
Derivative financial liabilities:
- Embedded derivatives for concentrates sales, net	9,072	-	9,072	-
- Contingent consideration liability	23,026	-	-	23,026

Financial instruments whose fair value is similar to their book value -

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

Financial instruments at fixed and variable rates -

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

Based on the foregoing, there are no important existing difference between the value in books and the reasonable value of the assets and financial liabilities as of December 31, 2015 and 2014.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2015, 2014 and 2013 together with the Report of Independent Auditors

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2015, 2014 and 2013, together with the Report of Independent Auditors

Content

F-99

Report of Independent Registered Public Accounting Firm

To the Shareholders of Minera Yanacocha S.R.L. and Subsidiary

We have audited the accompanying financial statements of Minera Yanacocha S.R.L. (a Peruvian Company and subsidiary of Newmont Mining Corporation), which comprise the consolidated statements of financial position as of December 31, 2015, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the year ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minera Yanacocha S.R.L. and subsidiary as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) which differ in certain respects from the accounting principles generally accepted in the United States of America (see Note 25 to the financial statements).

Lima, Peru,

February 25, 2016

Countersigned by:

Paredes, Zaldívar, Burga & Asociados S. Civil de R.L.

/s/ Victor Burga
Víctor Burga
C.P.C.C. Register No.14859

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 30, 2015

To the shareholders of

Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheet and the related income statements, statements of changes in shareholders’ equity and cash flows statements, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L at December 31, 2014, and the results of its operations and its cash flows for catch of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the International Audit Standards approved for application in Peru by the Board of Deans of the Institute of Chartered Accountants of Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. And audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by managements, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Gaveglio, Aparicio y Asociados

Countersigned by

/s/ Fernando Gaveglio

Fernando Gaveglio

Peruvian Public Accountant

Registration No. 01-019847

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of financial position

As of December 31, 2015 and 2014

	Note	2015	2014
		US$(000)	US$(000)
Current assets
Cash and cash equivalents	5	943,761	786,624
Trade and other receivables, net	6	26,389	68,231
Value added tax credit		80,641	84,342
Inventories, net	7	56,764	64,903
Stockpiles and ore on leach pads	8	237,610	270,511
Prepaid expenses		517	677
Total current assets		1,345,682	1,275,288

Non-current assets
Available-for-sale financial assets	9	15,803	16,884
Stockpiles and ore on leach pads	8	208,483	215,809
Property, plant and equipment, net	10	1,364,610	1,455,329
Intangible assets, net		30,852	36,380
Deferred income tax asset	14	-	483,479
Total non-current assets		1,619,748	2,207,881
Total assets		2,965,430	3,483,169

Current liabilities
Trade and other payables	11	78,250	138,819
Income tax payable		12,346	35,436
Current provisions	12	41,961	55,585
Total current liabilities		132,557	229,840

Non-current liabilities
Non-current provisions	12	604,048	573,552
Total liabilities		736,605	803,392

Partners’ equity, net
Partners’ contributions	13	398,216	398,216
Additional paid-in-capital		226	226
Retained earnings		1,830,383	2,281,335
Total equity		2,228,825	2,679,777
Total liabilities and partners’ equity, net		2,965,430	3,483,169

The accompanying notes are an integral part of these consolidated financial statements.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of comprehensive income

For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		US$(000)	US$(000)	US$(000)

Operating income
Revenue from sales	15	1,031,174	1,165,299	1,406,825
Other operating income		10,625	30,300	37,207
Total gross income		1,041,799	1,195,599	1,444,032

Costs applicable to sales	16	(751,736)	(920,300)	(991,264)
Other operating costs		(2,524)	(22,422)	(28,672)
Total operating costs		(754,260)	(942,722)	(1,019,936)
Gross profit		287,539	252,877	424,096

Operating expenses
Operating expenses, net	17	(82,846)	(77,781)	(77,534)
Administrative expenses	18	(26,325)	(38,262)	(67,064)
Selling expenses		(3,534)	(4,458)	(3,740)
Impairment loss	10	-	(541,141)	(1,038,548)

Operating profit		174,834	(408,765)	(762,790)
Other income (expenses), net
Finance income		673	298	720
Finance costs	19	(22,734)	(23,504)	(18,745)
Net gain (loss) from currency exchange difference		(251)	1,142	2,065
Income (loss) before income tax		152,522	(430,829)	(778,750)
Income tax benefit (expense)	14(c)	(602,717)	30,491	203,471

Loss for the year		(450,195)	(400,338)	(575,279)

Comprehensive income (loss):
Loss for the year		(450,195)	(400,338)	(575,279)
Other comprehensive income (loss) to be reclassified as profit or loss in subsequent periods:
Changes in the fair value of available-for-sale financial asset, net of tax effect	9	(757)	65	(226)

Total comprehensive loss for the year		(450,952)	(400,273)	(575,505)

The accompanying notes are an integral part of these consolidated financial statements.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of changes in equity, net

For the years ended December 31, 2015, 2014 and 2013

	Capital stock	Additional Paid-in-capital	Retained earnings	Total
	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2013	398,216	226	3,257,113	3,655,555
Loss for the year	-	-	(575,279)	(575,279)
Other comprehensive loss for the year	-	-	(226)	(226)
Total comprehensive loss	-	-	(575,505)	(575,505)

As of December 31, 2013	398,216	226	2,681,608	3,080,050
Loss for the year	-	-	(400,338)	(400,338)
Other comprehensive loss for the year	-	-	65	65
Total comprehensive loss	-	-	(400,273)	(400,273)

As of December 31,2014	398,216	226	2,281,335	2,679,777
Loss for the year	-	-	(450,195)	(450,195)
Other comprehensive loss for the year	-	-	(757)	(757)
Total comprehensive loss	-	-	(450,952)	(450,952)

As of December 31, 2015	398,216	226	1,830,383	2,228,825

The accompanying notes are an integral part of these consolidated financial statements.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statement of cash flows

For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	US$(000)	US$(000)	US$(000)
Cash flow from operating activities
Loss for the year	(450,195)	(400,338)	(575,279)
Adjustments to reconcile profit after income tax to net cash flows from operating activities:
Impairment loss on assets	-	541,141	1,038,548
Depreciation and amortization	223,142	360,334	349,760
Deferred income tax	483,804	(168,761)	(430,624)
Unwinding of discount of the provision for reclamation	22,075	22,914	18,113
Write-off of fixed assets	2,411	3,520	584
Loss (gain) for fixed asset sales	508	(1,226)	(22,526)
Write-down of ore on leach pads to realizable value	64,497	95,859	146,051
Allowance for obsolescence of materials and supplies	1,049	(736)	2,271
Working capital adjustments:
Net (increase) decrease in operating assets:
Trade and other receivables	41,842	28,382	20,913
Value added tax credit	3,701	36,606	23,762
Inventories and Stockpiles and ore on leach pads	(17,180)	(64,855)	(121,868)
Prepaid expenses	160	1,650	117
Available for sale financial assets	1,081	(93)	336
Net (increase) decrease in operating liabilities:
Trade and other payables	(60,569)	6,910	(31,189)
Income tax payable	(23,090)	(29,264)	13,862
Provisions	(7,779)	(46,435)	(112,172)
Reclamation liabilities paid	(11,007)	(10,419)	(4,387)
Net cash and cash equivalents provided by operating activities	274,450	375,189	316,272
Cash flow from investing activities
Purchase of property, plant and equipment	(118,429)	(216,181)	(393,130)
Proceeds from sale of property, plant and equipment	1,116	40,651	45,772
Net cash and cash equivalents used in investing activities	(117,313)	(175,530)	(347,358)
Net increase (decrease) in cash and cash equivalents	157,137	199,659	(31,086)
Cash and cash equivalents at beginning of year	786,624	586,965	618,051
Cash and cash equivalents at end of year	943,761	786,624	586,965

Transactions with no effects in cash flows:
Addition of asset retirement and mine closure	10,434	64,520	44,604

The accompanying notes are an integral part of these consolidated financial statements.

Minera Yanacocha S.R.L. and Subsidiary

Notes to the consolidated financial statements

For the years 2015, 2014 and 2013

1.	Identification and business activities of the Company
(a)	Identification -

Minera Yanacocha S.R.L. hereinafter “the Company”, was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is engaged in the production of gold and exploration and development of gold and copper under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma").

The Company is 51.35% owned by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation ("Newmont", the ultimate Parent company), 43.65% owned by Compañia Minera Condesa S.A., which is 100% owned by Compañia de Minas Buenaventura S.A.A. (“Buenaventura”) and 5% owned by the International Finance Corporation.

The majority Partners of the Company (or their affiliates) also own the majority interest in Chaupiloma. In accordance with a mining lease, amended and effective on January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production soId at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

(b)	Business activities-

The Company's operations are located near Cajamarca, province of Peru and currently include the following open pit mines: Chaquicocha, Maqui Maqui, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado, El Tapado Oeste), Cerro Negro Este, Wester Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte and Marleny) and Carachugo Alto. The Company has four leach pads, three processing facilities, and one mill. Gold-bearing ores are transported to one of four leach pads for gold recovery using conventional heap-leaching or milling, followed by Merrill - Crowe zinc precipitation and smelting where a final doré product is poured. The doré is then shipped offsite for refining and is sold on the worldwide gold markets.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flows and profitability of the Company's operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control. During 2015, 2014 and 2013, the Company produced 0.92 million, 0.97 million and 1.02 million ounces of gold, respectively.

Conga project

The Conga Project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and/or development of new reserves as development of the project's development and reserve balances reported for Conga in 2014 were reclassified to mineralized material in 2015.

Notes to the consolidated financial statements (continued)

As a result of local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian Central Government’s initiated Environmental Impact Assessment (“EIA”) independent review were reported on April 20, 2012. The review indicated the project’s EIA met Peruvian and International Standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced the decision to move the project forward on a “water-first” approach on June 22, 2012. In the first half of 2014, a Conga Restart Study was completed to identify and test alternatives to advancing development of the project. Following this assessment, a new plan was developed to reduce spending to focus on only the most critical work – protecting people and assets, engaging with communities, and maintaining existing project infrastructure – while maintaining optionality. Newmont will not proceed with the full development of Conga without social acceptance, solid project economics and potentially another partner to help defray costs and risk; it is currently difficult to predict when or whether such events may occur. Under the current social and political environment, the Company does not anticipate being able to develop Conga for the foreseeable future. The continued delay and evaluation of other alternatives may result in a potential accounting impairment or further reclassification of Mineralized Material.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2015 were approved by the Company’s Management on February 25, 2016 and, in its opinion, will be approved without changes at the Partners’ Meeting to be held within the terms established by Law.

The consolidated financial statements as of December 31, 2014 and 2013 were issued with the approval of the Partners’ Meeting held on March 26, 2015.

2.	Basis for preparation, consolidation and accounting policies
2.1.	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“ASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The consolidated financial statements have been prepared under the historical cost basis, except for available-for-sale financial assets which are measured at their fair value.

The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands, except when otherwise indicated.

The preparation of consolidated financial statements requires that Management use judgments, estimates and assumptions, as detailed in Note 3.

These consolidated financial statements provide comparative information in respect of prior periods.

Notes to the consolidated financial statements (continued)

2.2.	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiary (San Jose Reservoir Trust, a separate legal entity created to ensure the continuity of the Company’s operations in the San Jose Reservoir after 2018).

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
-	Exposure, or rights, to variable returns from its involvement with the investee;
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Company’s voting rights and potential voting rights or a combination of rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of the subsidiary to bring its accounting policies into line with the Company’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Notes to the consolidated financial statements (continued)

2.3.	Changes in accounting policies and disclosures -

Certain standards and amendments are effective for annual periods beginning on or after January 1, 2015. However, they do not impact the annual consolidated financial statements of the Company and, hence, have not been disclosed. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.4.	Summary of significant accounting policies and practices -
(a)	Foreign currencies -

The consolidated financial statements are stated in U.S. dollars, the Company's functional currency. Transactions in other currencies are recorded in U.S. dollars based on exchange rates prevailing at the time of such transactions. Monetary assets and liabilities denominated in other currencies are translated into the U.S. dollar at exchange rates prevailing at the statements of financial position dates, and any resulting gains or losses are reflected in current earnings.

(b)	Financial instruments - Initial recognition and subsequent measurement -

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

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

Notes to the consolidated financial statements (continued)

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value presented as finance costs (negative changes) or finance revenue (positive changes) in the consolidated statements of comprehensive income.

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

Held-to-maturity investments -

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Company has the positive intention and ability to hold them to maturity. The Company did not have any held-to-maturity investments as of December 31, 2015 and 2014.

Available-for-sale financial assets -

The available-for-sale financial assets include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and may be sold in response to needs for liquidity, or in response to changes in the market conditions (Note 9).

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired.
-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset or, (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset, or has entered into a pass-through arrangement, it evaluates if and to what extent, it has retained the risk and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Notes to the consolidated financial statements (continued)

Impairment of financial assets -

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred "loss event") has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

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

For financial assets carried at amortized cost, the Company first assesses whether impairment exists for financial assets that are individually significant, or collectively for financial assets that are individually insignificant.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the consolidated statements of comprehensive income. Interest income (recorded as revenue in the statements of comprehensive income) continues to be accrued on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Loans, together with the associated allowance, are written off when there is no realistic prospect of a future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases due to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the consolidated statements of comprehensive income.

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

Notes to the consolidated financial statements (continued)

The Company’s financial liabilities include trade and other payables.

Subsequent measurement -

The measurement of financial liabilities depends on their classification. Trade and other payables are subsequently measured at amortized cost.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of comprehensive income.

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

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Restricted cash is excluded from cash and cash equivalents and is included in other current assets or long-term assets depending on restrictions.

Notes to the consolidated financial statements (continued)

(d)	Stockpiles, ore on leach pads and inventories -

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories to net realizable value are reported as a component of costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as non-current. The major classifications are as follows:

(i)	Stockpiles -

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and depreciation and amortization relating to mining operations, and removed at each stockpile's average cost per recoverable unit as material is processed.

(ii)	Ore on leach pads -

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting gold-bearing solution is later processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable overhead and depreciation and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, the leach pads recover between 50% and 95% of the ultimate recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Notes to the consolidated financial statements (continued)

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

(iii)	In-process inventory -

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, and include mill in-circuit and leach in-circuit. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in- process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process.

(iv)	Precious metals inventory -

Precious metals include gold Doré and/or gold bullion. Precious metals that result from the Company's mining, processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

(v)	Materials and supplies -

Materials and supplies are valued at the lower of average cost or replacement value. Cost includes applicable taxes and freight.

(e)	Property, plant and equipment -

The cost of an element of property, plant and equipment comprises the following: the acquisition price or manufacturing cost, including non-reimbursable customs and taxes and any cost necessary to place the asset in operating condition, as anticipated by Management; the initial estimate of the rehabilitation obligation and; in the case of qualified assets, the financing costs.

The purchase price or construction cost corresponds to the total amount paid and fair value of any other consideration provided to acquire the asset. Subsequent costs attributable to property, plant and equipment are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably, otherwise the cost is charged to production or expense.

Maintenance and repair expenses are charged to the production cost or expense, as necessary, in the period when incurred.

Notes to the consolidated financial statements (continued)

Expenses incurred to replace a component of an item or element of property, plant and equipment are capitalized separately, writing-off the carrying amount of the component being replaced. In the event the component replaced has not been considered as a separate component of the asset item, the replacement value of the new component is used to estimate the carrying amount of the assets being replaced.

Assets in the construction stage are capitalized as separate components. At their completion, the cost is transferred to the appropriate category. Work in progress is not depreciated.

Depreciation

Land is not depreciated. Other than land, depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost less their residual value over their estimated useful lives and in the case of assets assigned to the production process of Yanacocha, under the lower of that determined under the units of production method or the useful life of the mine, as follows:

Years

Land improvements	25 years
Buildings	Between 5 and 25 years
Plant and equipment	Between 3 and 15 years
Vehicles	Between 3 and 5 years
Furniture and fittings	Between 3 and 10 years
Other equipment	Between 3 and 10 years
Computer equipment	Between 3 and 8 years
Assets retirement cost	Useful life of the mine and/or process facilities

The assets' useful lives and residual values are reviewed, and adjusted if appropriate, at each date of the consolidated statement of financial position. Any changes in these estimates are prospectively adjusted.

Disposal of assets

Property, plant and equipment items are written-off at the date they are sold or when no economic benefits are expected from their further use or sale. Gains and losses on disposals of assets are determined by comparing the proceeds with their carrying amounts. These gains or losses are included in the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

(f)	Mineral Interests -

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

Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material consisting of (i) mineralized material such as inferred material within pits; mineralized material with insufficient drill spacing to qualify as proven and probable reserves; and mineralized material in close proximity to proven and probable reserves; (ii) around-mine exploration potential not immediately adjacent to existing reserves and mineralization, but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of current mineralized material and is comprised mainly of material outside of the immediate mine area; (iv) greenfield exploration potential that is not associated with any other production, development or exploration stage property, as described above; or (v) any acquired right to explore or extract a potential mineral deposit.

Exploration costs are capitalized when reserves at the location are declared in the Reserves and Resource information published annually by Newmont in its form 10-K. At this point, exploration costs are capitalized as mine development or as a component of property, plant and equipment, as appropriate.

The Company's mineral rights generally are enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineralized material.

Mineral interests are presented in the caption of property, plant and equipment.

(g)	Mine development -

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, and the removal of overburden to initially expose an ore body at open pit surface mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Notes to the consolidated financial statements (continued)

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist; and the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves. AII other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

The cost of removing overburden and waste materials to access the ore body at an open-pit mine prior to the production phase are referred to as "pre-stripping costs." Pre-stripping costs are capitalized during the development of an open-pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of de minimis saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs. See (h) below.

Mine development costs are amortized using the units-of production ("UOP") method based on estimated recoverable ounces in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Mine development costs are presented in the caption of Property, plant and equipment, net.

(h)	Stripping activity asset -

The Company accounts for stripping costs incurred during the production phase of a surface mining in accordance with IFRIC 20 "Stripping costs in the production phase of as surface mine" whereby a stripping asset is recognized if, and only if, all of the following are met:

-	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
-	The entity can identify the component of the ore body for which access has been improved; and
-	The costs relating to the stripping activity associated with that component can be measured reliably.

The primary components of the ore body on a pit by pit basis as well as within major pits are identified. Based on these components, stripping activities are analyzed and costs are assigned based on whether they pertained to current inventory production or improved access to future ore bodies (or components of an ore body).

Based on this analysis, the Company allocated the costs associated with improved access as a production stripping asset. This allocation is based on the volume of waste and ore extracted in the period compared to expected volume life-of-mine per component of ore body.

Costs allocated to the production stripping activity asset are subsequently depreciated. Depreciation of the production stripping asset was calculated on a systematic basis ("waste-to-ore tons ratio") method over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping costs. This depreciation is a production cost.

Notes to the consolidated financial statements (continued)

(i)	Impairment of non-financial assets -

The carrying amounts of non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying values are in excess of the recoverable amount. The recoverable amount is determined as the higher of an asset's fair value, less costs of disposal, and its value in use. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independently from other assets, in which case the review is undertaken at the cash generating unit level. The Company identified two separate cash generating units according to its segments; Yanacocha and Conga.

Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans and the appropriate discount rate. These estimates, used in the determination of future cash flows, are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels, costs and capital and interest rates are each subject to significant risks and uncertainties.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the statement of comprehensive income to reflect the asset at the lower amount. In assessing the recoverable amount for assets, the relevant future cash flows expected to arise from the fair value less costs of disposal have been discounted to their present value.

An impairment loss is reversed in the statement of comprehensive income if there is a change in estimate used to determine recoverable amount since the prior impairment loss was recognized.

The carrying amount of an asset is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortization which would have arisen if the prior impairment loss had not been recognized. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(j)	Provisions -

General-

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. If the time value of money is significant, provisions are discounted using pre-tax rates, which reflect, when appropriate, the liabilities' specific risks. The reversal of the discount due to the passage of time originates the increase of the obligation which is recognized with a charge to the statement of comprehensive income as a finance cost.

Provisions are reviewed periodically and are adjusted to reflect the best estimate available as of the date of the consolidation statement of financial position. The expenses related to other provisions are presented in the consolidated statement of comprehensive income.

Disclosure of contingent obligations is provided when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized and are disclosed only if it is probable that the Company will generate future economic benefits.

Notes to the consolidated financial statements (continued)

Asset Retirement Obligation -

Reclamation obligations are recognized when incurred and recorded as liabilities at the best estimate of the expenditure required to settle the obligation. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated reclamation obligation is based on when spending for an existing disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site.

Notes to the consolidated financial statements (continued)

(k)	Revenue recognition -

Revenue from the sale of gold is recognized net of treatment and refining charges, when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, risk and title has been transferred to the customer and collection of the sales price is reasonably assured.

Sales contracts for copper, silver and carbon incorporate provisional pricing at the date of delivery of the mineral ore. The final price is an average market price for a particular future period. Revenue from provisionally priced sales of copper, silver and carbon fine is recognized when risks and rewards of ownership are transferred to the customer, generally at the date of delivery, and revenue can be measured reliably. At this date, the amount of revenue to be recognized will be estimated based on the forward market price of the commodity being sold.

Revenues from silver and copper sales are credited to Costs applicable to sales as a by-product credit. Royalties paid based on revenue are charged to revenue.

(l)	Taxes -

Current income tax -

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in Peru.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax -

The Company accounts for income and mining taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability or net deferred income tax asset for the Company, as measured by the statutory tax rates in effect as enacted. The Company derives its deferred income tax charge or benefit by recording the change in the net deferred income tax liability or net deferred income tax asset balance for the year, based on Peruvian income and mining tax laws. Royalty taxes are calculated based on operating profit, as such are shown as income tax.

Notes to the consolidated financial statements (continued)

The Company's deferred income tax assets include certain future tax benefits. The Company determines valuation allowance to any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized (Note 14).

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

Sales tax -

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

(m)	Fair value measurement -

The Company measures its financial instruments, such as, derivatives and embedded derivatives, at fair value as of the date of the consolidated statements of financial position.

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

Notes to the consolidated financial statements (continued)

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

For assets and liabilities that are recognized in the consolidated statements of financial position on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest-level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Company's Management determines the policies and procedures for both recurring fair value measurement and non-recurring measurement. At each reporting date, the Company's Management analyzes the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Company’s accounting policies.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.	Significant judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. The estimates and assumptions are continuously evaluated and based on Management’s experience and other facts, including the expectations about future events which are reasonable under the current situation. Uncertainty about these estimates and assumptions could result in outcomes that require material adjustment to the carrying amount of assets and liabilities affected in future periods. Further information on each of these areas and how they impact the various accounting policies are described below and also in the relevant notes to the consolidated financial statements.

Notes to the consolidated financial statements (continued)

3.1.	Judgments

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

(a)	Contingencies -

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

(b)	Development start date -

The Company assesses the status of each exploration project to determine when the development phase begins. One of the criteria used to evaluate the development start date is when the Company determines that the property can be economically developed.

(c)	Production start date -

The Company assesses the stage of each mine under development to determine when a mine moves into the production phase. The determination of the start date is based on the unique nature of each mining project; such as the complexity of the project and its location. The Company considers various relevant criteria to assess when the production phase is considered to have commenced. Some of the criteria used to identify the production start date include, but are not limited to:

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

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Notes to the consolidated financial statements (continued)

(a)	Determination of mineral reserves and resources -

The Company calculates its reserves using methods generally applied by mining and industry according to international guidelines. All estimated reserves represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed.

The process of estimating quantities of reserves is complex and requires making subjective decisions when evaluating all geological, geophysical, engineering and economic information available. Reviews could occur on reserve estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves could affect the carrying value of mining concessions, development costs and property, plant and equipment, the charges in result for depreciation and amortization, and the carrying amount of the provision for closure of mining units.

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

(c)	Mine rehabilitation provision -

The Company assesses its mine rehabilitation provision at each reporting date. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at reporting date represents Management’s best estimate of the present value of the future rehabilitation costs required.

(d)	Inventories, net -

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles and ore on leach pads are measured by estimating the number of tons added and removed from the stockpile and leach pads, the number of contained gold ounces, assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and ore on leach pad tonnages are verified by periodic surveys.

Notes to the consolidated financial statements (continued)

(e)	Impairment of non-financial assets -

The Company assesses each asset or cash generating unit in each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use. The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates and operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

The fair value of mining assets is calculated by the present value of future cash flows arising from the continued use of the asset, which include some estimates, such as the cost of future expansion plans, using assumptions that a third party might consider. The future cash flows are discounted to their present value using a discount rate that reflects current market assessment of the value of money over time, as well as specific risks of the asset or cash-generating unit under evaluation.

The Company has determined the operations of Yanacocha and Conga as the cash generating units.

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

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective. The Company has not listed other standards and interpretations that are issued, but not yet effective, as these are not expected to impact the Company.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

Notes to the consolidated financial statements (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 Consolidated Financial Statements and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will impact the Company to the extent that it undertakes future transactions of this nature, as this accounting approach differs to that which it would currently apply.

5.	Cash and cash equivalents
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Petty cash	51	53
Bank accounts	142,725	287,762
Term deposits (b)	800,985	498,809

	943,761	786,624

The term deposits balance is made as follows:

	2015	2014
	US$(000)	US$(000)

Citi Bank	620,025	318,001
HSBC	180,960	180,808

	800,985	498,809

(b)	The bank accounts and term deposits yield interest at market rates. Because of the short maturity of these balances, less than 90 days, the carrying amounts approximate their fair value.

Notes to the consolidated financial statements (continued)

6.	Trade and other receivables, net
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Trade receivables, net
Foreign clients	5,181	5,352

Other receivables
Advances to suppliers	13,052	14,880
Tax claims	5,273	5,882
Other minors	4,079	7,888
Related entities, Note 21	248	36,017
	22,652	64,667

Allowance for doubtful accounts (b)	(1,444)	(1,788)
	21,208	62,879

Total trade and other receivables, net	26,389	68,231

The trade and other receivables have current maturities.

There are no trade receivables that are past at December 31, 2015 and 2014.

(b)	The allowance for doubtful accounts had the following movement during the years 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Opening balance	1,788	5,934	7,816
Additions	88	812	717
Deductions	(432)	(4,958)	(2,599)

Ending balance	1,444	1,788	5,934

In the opinion of the Company’s Management, the balance of the allowance for doubtful accounts is sufficient to cover adequately the risks of failure to date in the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

7.	Inventories, net
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Precious metals	404	3,265
Leach in-circuit	5,950	7,269
Mill in-circuit	1,580	815
Materials and supplies	54,711	58,386
	62,645	69,735
Allowance for obsolescence of materials and supplies (b)	(5,881)	(4,832)

	56,764	64,903

(b)	The allowance for obsolescence of material and supplies had the following movement during the years 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Opening balance	4,832	5,568	3,297
Provision for impairment of materials and supplies	5,060	2,849	2,271
Reversal of provision for impairment of materials and supplies	(4,011)	(3,585)	-

Ending balance	5,881	4,832	5,568

8.	Stockpiles and ore on leach pads
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Current portion -
Stockpiles	91,920	137,852
Ore on leach pads	210,517	204,148
Provision for net realizable value adjustment (b)	(64,827)	(71,489)

	237,610	270,511
Non-current portion -
Stockpiles	95,484	92,217
Ore on leach pads	138,470	215,197
Provision for net realizable value adjustment (b)	(25,471)	(91,605)

	208,483	215,809

Notes to the consolidated financial statements (continued)

(b)	The provision for net realizable value adjustment had the following movement during the years 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Opening balance	163,094	147,342	5,375
Provision	64,497	95,859	146,051
Reversal of provision	(137,293)	(80,107)	(4,084)

Ending balance	90,298	163,094	147,342

9.	Available-for-Sale Financial Assets

In November 2008, the Company funded the San Jose Reservoir Trust for US$13 million to ensure the continuity of the Company's operations in the San Jose Reservoir after 2018. Such trust is irrevocable and is a separate legal entity of the Company. The grantor is the Company, the trustee is the Banco de Credito del Peru and the beneficiary is the Company; therefore, the Company consolidates the trust. As of December 31, 2015, the trust total balance is US$15,803,000 and is presented as Available-for-sale financial assets (trust total balance of US$16,884,000 as of December 31, 2014).

During 2015, these investments, denominated in U.S. dollars, accrued losses net of taxes of US$757,000 (income of US$65,000 and loss of US$226,000 in 2014 and 2013, respectively) which are included in other comprehensive income.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment, net
(a)	Below is presented the movement in cost:

	Opening balance	Additions	Sales and Disposals	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2015
Cost-
Land	15,335	-	(272)	233	15,296
Land improvements	22,730	-	-	-	22,730
Building and constructions	622,928	-	(304)	51,856	674,480
Machinery and equipment	322,441	-	(25,211)	25,460	322,690
Leach pads	571,388	-	-	-	571,388
Vehicles	9,278	-	(1,186)	32	8,124
Furniture and fixtures	2,031	-	-	-	2,031
Other equipment	64,137	225	(58)	4,679	68,983
Work in progress	593,906	99,336	-	(92,887)	600,355
Mining rights	33,800	-	-	-	33,800
Asset retirement and mine closure	245,903	10,434	-	-	256,337
Stripping activity asset	157,649	18,868	-	-	176,517
Mine development	475,441	-	-	10,491	485,932
	3,136,967	128,863	(27,031)	(136)	3,238,663

Accumulated depreciation and amortization
Land improvements	15,812	-	-	(5,334)	10,478
Building and constructions	310,906	72,899	(95)	-	383,710
Machinery and equipment	213,795	20,999	(21,732)	-	213,062
Leach pads	519,142	26,779	-	-	545,921
Vehicles	8,086	800	(1,111)	-	7,775
Furniture and fixtures	1,991	11	-	-	2,002
Other equipment	55,928	1,600	(58)	-	57,470
Mining rights	19,744	-	-	-	19,744
Asset retirement and mine closure	121,102	48,135	-	-	169,237
Stripping activity asset	138,178	-	-	-	138,178
Mine development	276,954	44,188	-	5,334	326,476
	1,681,638	215,411	(22,996)	-	1,874,053

Net cost	1,455,329				1,364,610

Notes to the consolidated financial statements (continued)

	Opening balance	Additions	Sales and Disposals	Impairment loss	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2014
Cost-
Land	21,142	-	(243)	(5,564)	-	15,335
Land improvements	30,977	-	-	(8,247)	-	22,730
Building and constructions	670,767	-	(1,250)	(225,977)	179,388	622,928
Machinery and equipment	493,703	-	(80,982)	(116,971)	26,691	322,441
Leach pads	691,535	-	-	(207,279)	87,132	571,388
Vehicles	13,651	-	(1,011)	(3,362)	-	9,278
Furniture and fixtures	2,742	-	-	(711)	-	2,031
Other equipment	87,557	96	(434)	(23,262)	180	64,137
Work in progress	985,759	111,598	-	(215,449)	(288,002)	593,906
Mining rights	46,061	-	-	(12,261)	-	33,800
Asset retirement and mine closure	270,589	64,520	-	(89,206)	-	245,903
Stripping activity asset	110,349	104,487	-	(57,187)	-	157,649
Mine development	644,904	-	-	(172,476)	3,013	475,441

	4,069,736	280,701	(83,920)	(1,137,952)	8,402	3,136,967

Accumulated depreciation and amortization
Land improvements	19,080			(5,737)	2,469	15,812
Building and constructions	348,455	70,578	(629)	(112,786)	5,288	310,906
Machinery and equipment	302,722	28,117	(39,137)	(77,558)	(349)	213,795
Leach pads	674,162	32,691	-	(188,326)	615	519,142
Vehicles	10,708	432	(987)	(2,930)	863	8,086
Furniture and fixtures	2,675	11	-	(697)	2	1,991
Other equipment	74,731	687	(230)	(20,285)	1,025	55,928
Mining rights	6,208	-	-	(7,162)	20,698	19,744
Asset retirement and mine closure	126,291	39,214	-	(43,932)	(471)	121,102
Stripping activity asset	66,029	96,785	-	(50,124)	25,488	138,178
Mine development	342,726	85,534	-	(100,471)	(50,835)	276,954
	1,973,787	354,049	(40,983)	(610,008)	4,793	1,681,638

Net cost	2,095,949					1,455,329

Additions to work in progress in 2015 are primarily related to the Water treatment project and Yanacocha Laybacks Checkpoint 2A and Asset Componetization project.

The depreciation and amortization expense for the year ended December 31, 2015, was recorded as Cost applicable to sales in the statement of comprehensive income.

Notes to the consolidated financial statements (continued)

(b)	Impairment of long-lived assets -

In accordance with its accounting policies and processes, each asset or Cash Generating Unit “CGU” is evaluated annually at year end, to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed.

In assessing whether impairment is required, the carrying value of the asset or CGU is compared with its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs of disposal (FVLCD) and value in use (VIU). Given the nature of the Company’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. Consequently, the recoverable amount for each CGU is estimated based on estimated discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. These cash flows are discounted using a real pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Estimates include quantities of recoverable minerals, production levels, operating costs and capital requirements and sourced from out planning process, including the LOM plans, one-year budgets and CGU-specific studies.

As a result of the recoverable amount analysis performed during the year, the Company did not recognize an impairment loss related to mine properties in 2015. In 2014, the Company recorded an impairment loss amounting to US$541 million related to Conga, and no loss was recorded for Yanacocha (US$1,038 million for the year ended December 31, 2013: US$453 million related to Yanacocha and US$585 million related to Conga).

Key assumptions used for the impairment testing as of December 31, 2015:

The determination of value in use is most sensitive to the following key assumptions:

-	Production volumes
-	Commodity prices
-	Discount rate

Production volumes: Estimated production volumes are based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted.

Notes to the consolidated financial statements (continued)

As each producing mining unit has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proved and probable reserves and resource estimates.

Commodity prices: Forecasted commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. These prices were adjusted to arrive at appropriate consistent price assumptions for the different qualities and type of commodities, or, where appropriate, contracted prices were applied. These prices are reviewed at least annually.

Estimated prices for the current and long-term periods that have been used to estimate future revenues are as follows:

	Current	Long-term
	US$	US$

Gold (per ounce)	1,106	1,300
Copper (per pound)	2.50	3.00

Discount rate: In calculating the value in use, a pre-tax discount rate of 8.4% was applied to the pre-tax cash flows. This discount rate is derived from the Company’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

11.	Trade and other payables
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	56,447	69,788
Related entities, Note 21	10,792	51,071

	67,239	120,859

Other payables
Remuneration and similar benefits payable	8,981	13,390
Royalties payable to the Peruvian State	1,541	3,758
Taxes payable	489	812

	11,011	17,960

	78,250	138,819

(b)	Trade payables arise mainly from the acquisition of materials, supplies and spare parts and services provided by third parties. These obligations, have current maturities, accrue no interest, are not secured and are mostly denominated in U.S. dollars.

Notes to the consolidated financial statements (continued)

12.	Provisions
(a)	This caption is made up as follows:

	2015	2014
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (b)	578,959	557,457
Provision of social responsibility	29,083	28,727
Workers’ profit sharing payable (c)	19,526	31,053
Accrual of operating costs	13,319	10,895
Other provisions	5,122	1,005

	646,009	629,137

Classification by maturity:
Current portion	41,961	55,585
Non-current portion	604,048	573,552

	646,009	629,137

(b)	Provision for closure of mining units and explorations projects.

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

The liability for reclamation or the Asset retirement obligation (“ARO”) comprises activities carried out by the Company in the restoration of mines and adjacent areas in the completion stage of the gold extraction process. Such activities include the restoration of mining locations, water treatment plant operations, as well as reforestation and land treatments.

Notes to the consolidated financial statements (continued)

The movement of the ARO for 2015, 2014 and 2013 is broken down as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Opening balance	557,457	460,127	392,217
Additional provisions	10,434	84,835	54,184
Payments	(11,007)	(10,419)	(4,387)
Unwinding of discount, Note 19	22,075	22,914	18,113

Final balance	578,959	557,457	460,127

Classification by maturity
Current portion	6,698	15,112	34,848
Non-current portion	572,261	542,345	425,279

	578,959	557,457	460,127

The increase in the asset retirement obligation in 2015 relates to additional reclamation requirements caused by the impact of mining activities during 2015, additional costs for waste rock reclamation and new Peruvian regulatory requirements that extended the water treatment and monitoring requirements more than 20 years.

(c)	Workers' profit sharing -

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

13.	Partners’ equity, net
(a)	Partners’ contributions -

Partners’ contributions comprise 1,278,451,304 common partnership interests at par value of one Peruvian Sol each, fully subscribed and paid-in. Such partnership interest includes 720,407,310 shares that are owned by foreign investors.

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

(b)	Retained earnings -

Distribution of earnings to Partners other than legal entities domiciled in Peru is subject to a withholding income tax charged to the partners.

Notes to the consolidated financial statements (continued)

For individuals and non-resident legal entities, the applicable tax rate is 6.8% for dividend distributions in cash or non-monetary assets for fiscal years 2015 and 2016; whereas during fiscal years 2017 and 2018 the applicable tax rate will be 8.8%; and 9.3% from 2019, onward.

14.	Tax Situation
(a)	Tax stabilization agreements

The Company has entered into the following tax stability agreements, each with a term of 15 years:

Mine	Effective	Date of the Tax Agreement	Tax Regimes in Force

Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25,2003

The Cerro Yanacocha tax stabilization agreement expired on January 1, 2015 and is no longer in effect.

The agreement for La Quinua guarantees the Company's use of the tax regime shown in the table above and permits maintenance of its accounting records in U.S. dollars for tax purposes.

The Company determines taxable income based on its understanding and that of its legal advisors, of applicable tax legislation. Taxable income differs from pre-tax income disclosed within these financial statements by those items that the applicable tax legislation deems to be non-taxable or non-deductible.

For the year 2015, the income tax rate was 28%, except for the La Quinua mine, which was 29%.

On December 31, 2014, the Peruvian Government enacted modifications to Income Tax regulations, effective January 1, 2015. Among the modifications, a progressive income tax rate reduction was approved as follows: 28% for fiscal years 2015 and 2016; 27% for fiscal years 2017 and 2018; and 26% from 2019, onward.

(b)	Other mining taxes -
(i)	Law No.29788, Mining Royalties

On 28 September 2011, the Peruvian Government enacted new legislation to comprise a new mining tax payable to the Peruvian Government for extracting metallic and non-metallic mineral resources from its mining concessions.

Pursuant to this legislation, the mining royalty is payable quarterly based on sales and operating profit determined in accordance with IFRS. The royalty amount due is 1% of revenue. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate of 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. During 2015, 2014 and 2013, the amounts included in cost of production were US$2,456,000, US$8,291,000 and US$7,247,000, respectively and during 2014 and 2013 the amounts included in mining tax expense were US$ 1,714,000 and US$6,245,000, respectively.

Notes to the consolidated financial statements (continued)

(ii)	Law No.29789, Special Mining Tax

The Special Mining Tax ("IEM") applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit determined, in accordance with IFRS.

The rate varies depending on the level of operating profit. During 2015, 2014 and 2013 the amounts included in income and mining tax expense were US$1,838,000, US$5,479,000 and US$11,721,000, respectively.

(iii)	Law No. 29790, Special Mining Burden

The Special Mining Burden ("GEM") applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit, determined in accordance with IFRS. The rate varies depending on the level of operating profit margin. The GEM applied to operations at Cerro Yanacocha and La Quinua in 2015, 2014 and 2013. This resulted in US$19,883,000, US$7,156,000 and US$22,707,000, respectively, of additional Income and mining tax expense.

(iv)	Law No. 29471, Supplementary Fund

The Supplementary Fund for retirement of mining applies to metallurgical and steel workers, affiliated to the National Pension System (“SNP”) and the Private Pension System (“PPS”); and is applicable since May 11, 2012. This Fund is formed by employee and employer contributions which are distributed according to the following detail:

-	Employers will contribute 0.5% of the annual income before taxes;
-	Employees will contribute 0.5% of their monthly gross salary;
-	The employer's contributions are paid before tax; therefore these amounts are deductible expenses for the year.

The new pension fund tax is calculated based on annual income determined in accordance with Peruvian generally accepted accounting principles and is payable quarterly. During 2015 and 2014, the amounts included in Income and mining tax expense amounted to US$459,000 and US$2,288,000, respectively.

Notes to the consolidated financial statements (continued)

(c)	Peruvian income tax

The Company's income tax provision consisted of the following:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Current Peruvian tax returns	98,319	123,007	175,542
Royalties and mining taxes	21,721	14,349	40,673
Other taxes	639	914	590
Income tax prior year adjustments	(1,766)	-	10,348
Current income tax expense	118,913	138,270	227,153
Deferred income tax expense (benefit)	483,804	(168,761)	(430,624)

Income tax expense (benefit)	602,717	(30,491)	(203,471)

(d)	Deferred income tax asset

Components of deferred income tax assets (liabilities) are as follows:

	2015	2014
	US$(000)	US$(000)

Deferred income tax assets, net
Property, plant and mine development	303,385	326,496
Reclamation	110,633	90,573
Accounts payable and accrued expenses	66,261	46,873
Inventories	24,887	15,903
Other	4,838	3,662
	510,004	483,507
Deferred income tax liabilities
Other	-	(28)
	510,004	483,479

Allowance of deferred income tax asset	(510,004)	-

Net deferred income tax asset	-	483,479

In December 2015, the Company recorded a valuation allowance on its deferred income tax asset of US$510 million to the extent that it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Notes to the consolidated financial statements (continued)

(e)	Reconciliation of income tax expense (benefit) –

Below is a reconciliation of tax expense and the accounts profit multiplied by the statutory tax rate for the years 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Income (loss) before income tax	152,522	(430,829)	(778,750)
Peruvian statutory tax rate	28%	30%	30%
Income tax expense (income)	42,706	(129,249)	(233,625)
Valuation allowance on deferred tax asset	510,004	-	-
Effect of change in income tax rate net	16,576	65,020	-
Mining taxes	15,639	10,044	40,672
Non-deductible expenses	15,288	24,832	(8,894)
Adjustment due to income tax rate applicable to La Quinua	2,504	(1,138)	(1,624)

Total income tax expense (benefit)	602,717	(30,491)	(203,471)

15.	Revenue from sales

The Company’s revenues are mainly from sales of gold ounces. The table below presents the net sales to customers by geographic region:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Sales and services by geographic region:
Metal sales
Suiza	754,335	851,577	965,934
America	315,686	358,880	492,211
	1,070,021	1,210,457	1,458,145

Royalties (note 1)	(32,414)	(36,867)	(44,185)
Mining royalties to the government	(6,433)	(8,291)	(7,135)

	1,031,174	1,165,299	1,406,825

Notes to the consolidated financial statements (continued)

16.	Costs applicable to sales

This caption is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Beginning balance of inventories	497,669	522,596	545,183
Consumption of supplies	210,384	246,106	300,792
Personnel expenses	102,867	87,290	120,568
Other services	76,490	82,805	66,670
Maintenance	38,646	38,526	52,486
Power	27,713	24,942	29,142
Depreciation and amortization	223,142	360,334	349,760
Workers' profit participation	28,852	35,055	49,259
Reclamation expenses related to Yanacocha leach pad	-	20,315	-
Net realizable value adjustment	64,497	95,859	146,051
Ending balance of inventories	(518,524)	(593,528)	(668,647)

	751,736	920,300	991,264

17.	Operating expenses, net

This caption is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Exploration and advanced projects	64,230	58,880	64,510
Severance program	14,904	16,438	19,323
Write-off of fixed assets	2,411	3,520	584
Cost of fixed assets sold	1,624	39,425	23,246
Income from fixed asset sales	(1,116)	(40,651)	(45,772)
Others, net	793	169	15,643

	82,846	77,781	77,534

18.	Administrative expenses

This caption is made up as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Management expenses	18,108	19,938	17,480
Community development expenses and external affairs	6,297	15,653	46,482
Other	1,920	2,671	3,102

	26,325	38,262	67,064

Notes to the consolidated financial statements (continued)

19.	Finance costs

Financial costs for the years ended December 31, 2015, 2014 and 2013 are mainly related to the unwinding of the discount of the reclamation and mine closure liability amounting to US$22,075,000, US$22,914,000 and US$18,113,000, respectively. See note 12(b).

20.	Commitments and contingencies

Unitization of properties -

In December 2000, as a result of the unitization plan carried out by the Partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

-	The Company must pay to Chaupiloma, 3% of the quarterly net sales, according to the lease agreement. The mining rights subject to this 3% royalty are those identified in the lease agreement as part of the “Area of Influence of Chaupiloma”. Some of these mining rights are in exploitation and the rest of them in exploration.

-	The Company must pay to S.M.R.L. Coshuro (“Coshuro”) and Buenaventura, 3% of the quarterly net sales, according to the transfer agreement. The mining rights subject to this 3% royalty are those identified in the transfer agreement, and are located out of the “Area of Influence of Chaupiloma” and within the “Area of Influence of the Joint Venture”. These mining rights are currently under exploration.

-	The Company must pay to Los Tapados S.A., 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. These mining rights are currently under exploration.

Letters of Guarantee

The Company has signed Letters of Guarantee with various financial institutions in accordance with the Mine Closure Regulation approved by Supreme Decree No.033-2005 of the Ministry of Energy and Mines. The table below sets out the outstanding signed commitments at year ends by financial institution. In general, these letters of guarantee are renewed annually.

	2015	2014
	US$(000)	US$(000)

Banco de Credito del Peru	150,000	150,000
BBVA Continental	100,068	100,000
Scotiabank	100,000	19,000
Interbank	-	15,300

	350,068	284,300

These four letters of guarantee shall come into force if the Company fails to execute in whole or in part the mine closure plan.

Notes to the consolidated financial statements (continued)

Legal proceedings -

Mercury spill in Choropampa

In June 2000, a carrier hired by Yanacocha spilled approximately 151 kilograms of mercury in the vicinity of the town of Choropampa, Peru, located 85 kilometers (53 miles) southeast of the mine. To date, Yanacocha has held court settlements with people affected by the incident. At December 31, 2015, there are 6 applicants with pending process. Yanacocha cannot reasonably predict the outcome of any of these claims; however, it is estimated that the maximum additional expense related to these demands will be US$1.5 million.

Action for Constitutional Relief against Conga Project Exploitation

On October 19, 2012, Marco Antonio Arana Zegarra ("Marco Arana") initiated an action for constitutional relief against the Mines and Energy Ministry and Yanacocha requesting that the Court orders to cease any threats of violation to life in an adequate and balanced environment; so that Court declared the suspension of the exploitation of the Conga Project and avoid Directorial Resolution No.351-2010-MEM/AM dated on October 27, 2010 that approved the Conga Environmental Impact Assessment.

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

Environmental

During 2015, the Company received administrative notifications from two national supervisory entities of mining investments (“OSINERGMIN”) and environmental impact (“OEFA”). The notifications are related to administrative infractions of security and environmental standards and others. According to Law N° 30230 approved on July 11th, 2014, OEFA will not impose administrative fines for a period of 3 years, unless 3 exceptions: (i) serious infraction; (ii) operate without a license or in forbidden place; and (iii) recidivism. The administrative fines amounted are between a range of 1 tax impositive unit (”UIT”) to 10,000 UIT (equivalent of US$1,000 and US$11,573,000). Management's and its legal counsel’s opinion, the Company should get a favorable outcome. Based on the accounting policy, Management has not recorded a provision for this contingency.

Open tax years -

The Tax Authority has the right to examine, and, if necessary, amend the Company’s income tax provision for the last four years. The Company’s income tax returns for the years 2011 through 2015 are open to examination by the tax authorities. For years 2002 through 2007, the Company is in the claim and appeal process. The tax administration is completing the audit of income tax of the year 2011.

Notes to the consolidated financial statements (continued)

In Management’s and legal advisors’ opinion, there are sound legal grounds to sustain the Company’s tax positions; as a result, Management expects to obtain favorable results on these processes and any additional tax assessment would not be significant to the consolidated financial statements.

For the periods pending of examination, due to the many possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes are payable, including interest and surcharges, as a result of the Tax Authority reviews, they will be charged to expense in the period assessed. However, in Management’s and legal advisors’ opinion, any additional tax assessment would not be significant to the consolidated financial statements.

Tax contingencies -

Withholding income tax for fiscal years 2002 and 2003

The Tax Administration challenged the withholding tax rate applied on the technical assistance services provided by a non-resident supplier. The services were executed in Peru and also abroad; however, the Company was not able to prove that during the tax audit. Based on that, the Tax Administration considers that the services were wholly executed in Peru; therefore, the withholding tax rate should be 30% instead of 12%. The amount of the contingency involved is S/ 12.4 million (US$ 3.6 million). In Management's and its legal counsel’s opinion, that consideration has no support and the Company should obtain a favorable outcome in the appeal initiated against the tax authorities.

Health Contributions - ESSALUD

The Tax Administration considers that the bonus for closing the collective agreement and the collateral benefits granted to the unionized and non-unionized employees qualify as remunerative concepts; hence, taxed with the contribution to ESSALUD. The contingency amounts to S/ 6.5 million (US$ 2 million). In Management's and its legal counsel’s opinion, that interpretation has no support and the Company should obtain a favorable outcome in the appeal initiated against the tax authorities.

Notes to the consolidated financial statements (continued)

21.	Transactions with related parties
(a)	The main transactions carried out by the Company with its related parties in the years 2015, 2014 and 2013 were:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Royalties paid:
S.M.R.L. Chaupiloma Dos de Cajamarca, note 1(a)	32,414	36,867	44,167

Services rendered by:
Newmont Peru S.R.L. (management services)	24,644	35,974	52,994
Newmont USA Limited	9,076	6,192	14,458

(b)	As a result of the transactions indicated in the paragraph (a), the Company had the following accounts receivable and payable from/to associates:

	2015	2014
	US$(000)	US$(000)

Balance receivable from related parties
Newmont USA Limited	80	27,397
Newmont Mining Services Pty Ltd	77	612
Newmont Peru S.R.L.	68	70
Newmont Technologies Limited	23	3,653
Newmont International Service Limited	-	3,503
Battle Mountain Gold Company	-	347
Newmont Global Employ Limited	-	235
Others	-	200

	248	36,017

Balance payable for related parties
S.M.R Chaupiloma Dos de Cajamarca	7,214	11,911
Newmont USA Limited	1,769	28,840
Newmont Peru S.R.L.	1,183	1,696
Newmont Technologies Limited	715	4,013
Newmont International Service Limited	77	3,485
Newmont Mining Services Pty Ltd	-	589
Others	14	537

	10,972	51,071

AII the balances above are of current maturity, have no specific guarantees and are not interest bearing.

Notes to the consolidated financial statements (continued)

22.	Financial - risk management objectives and policies

The Company's operations are exposed to certain financial risks: some market risks (foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The most important aspects in risk management are the following:

(a)	Market risks -
(i)	Foreign exchange risk -

Foreign exchange risk exposure arises from exchange rate fluctuations of balances denominated in different currencies than the U.S. dollar. Since transactions and balances denominated in foreign currency are not significant, the current exchange rate risk exposure is limited. Management has decided to assume the exchange risk exposure with the results of the Company's operations; therefore it has not engaged in hedging activities.

(ii)	Interest rate risk -

The Company does not maintain significant interest-bearing assets or liabilities; therefore, operating income and cash flows of the Company are substantially independent from the changes in market interest rates. At December 31, 2015, the Company recognized interest income of approximately US$673,000 in connection with time deposits in financial institutions (US$499,000 in 2014 and US$489,000 in 2013).

(iii)	Price risk -

The Company's financial instruments exposed to price risk are limited to its trade accounts receivable (exposed to gold price) and its available-for-sale financial assets, none of which show a material balance at the end of year, therefore no significant impact on the consolidated financial statements has arisen due to changes in their price that would need to be disclosed.

(b)	Credit risk -

Credit risk is managed on a group basis by Newmont according to its policies. Financial instruments exposed to credit risk are cash and cash equivalents, investments in debt and equity instruments, trade accounts receivable and other accounts receivable. For banks and financial institutions, only independently rated parties with a minimum "A" rating are accepted. Regarding trade accounts receivable, according to the practice in the latest years, collections have generally been at full. A credit review of the portfolio is performed quarterly to determine any deterioration in credit quality. The Company does not foresee any significant losses that may arise from this risk.

(c)	Liquidity risk -

Management administrates its exposure to liquidity risk through financing from internal operations, Company's partners and maintaining good relationships with local and foreign banks in order to maintain adequate levels of credit available. The Company currently has no existing bank lines of credit.

Notes to the consolidated financial statements (continued)

The following table represents the analysis of the Company's financial liabilities, including estimated projected interests relating to financial obligations, considering the remaining period to reach such maturity as of the consolidated statement of financial position date:

	2015	2014
	Less than 1 year	Less than 1 year
	US$(000)	US$(000)

Trade accounts payable	56,447	69,788
Accounts payable to related parties	10,792	51,071
Remuneration and similar benefits payable	8,981	13,390

	76,220	134,249

(d)	Capital risk management -

The Company's objectives for managing capital are to safeguard the Company's ability to continue as a going concern in order to provide expected returns for partners and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to its partners. No formal dividend policy exists.

(e)	Fair value estimation -

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assets that are measured at fair value on a recurring basis (at least annually) correspond to the San José Reservoir Trust assets.

The Company's San José Reservoir Trust assets are made up of marketable equity and debt securities that are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company's impairment loss is valued using valuation techniques to determine the WACC rate. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates as such is classified within Level 2 of the fair value hierarchy.

Notes to the consolidated financial statements (continued)

23.	Subsequent events

On February 15, 2016, The Committee agreed unanimously on a distribution of a dividend to the partners in proportion to their social participation US$300,000,000 that corresponds to a part of unrestricted accumulated earnings as of December 31, 2014, which had been generated in the year 2011.

24.	Summary of significant differences between accounting principles followed by the Company and U.S. Generally Accepted Accounting Principles

The Company's financial statements have been prepared in accordance with International Financial Reporting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 25 and are principally related to the items discussed in the following paragraphs:

(a)	Impairment -

Under IFRS, the Company estimates the recoverable amount of an asset whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

In 2015, no impairment loss resulted for Yanacocha and Conga cash-generating units. In 2014, the Company recorded impairment losses amounting to US$541 million related to Conga, and no amount for Yanacocha (US$1,038 million for the year ended December 31, 2013: US$453 million related to Yanacocha and US$585 million related to Conga).

Under US GAAP, the Company used undiscounted cash flows to perform an impairment evaluation. No impairment losses resulted for Yanacocha and Conga cash-generating units in years 2013, 2014 and 2015.

For reconciling the net income/loss and net equity from IFRS to US GAAP, the Company eliminates the impairment loss and records the depreciation corresponding to the impaired assets under IFRS.

(b)	Deferred workers’ profit participation

Under IFRS, the workers’ profit participation is calculated based on the Company’s taxable income and is recorded as an employee benefit (cost of production or administrative expense, depending on the function of the workers).

Under US GAAP, the workers’ profit sharing is treated in a similar way as income tax since both are calculated based on the Company’s taxable income. Therefore, the Company calculates a deferred workers’ profit participation resulting from the taxable and deductible temporary differences.

For reconciling the net income/loss and net equity from IFRS to US GAAP, the Company recognizes a deferred workers’ profit participation and the corresponding valuation allowance recorded in the year.

Notes to the consolidated financial statements (continued)

(c)	Stripping activity asset -

Under IFRS, the stripping costs in the production phase of a surface mine are accounted for according to the accounting principle disclosed in note 2.

Under U.S. GAAP, the costs of clearing removal (stripping cost of production) incurred during the production stage are recorded as part of the production cost of inventories.

(d)	Reclamation and mine closure –

Under IFRS, the liability was measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability), see note 2.4 (j).

Under U.S. GAAP, upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

(e)	Inventories -

Under IFRS, the cost of inventory mainly includes less depreciation as a result of the reduced base of property, plant and equipment due to the impairment recorded in prior years.

Under U.S. GAAP, the cost of inventory considers a higher depreciation since the items of property, plant and equipment have not been impaired.

(f)	Deferred income tax –

The differences between U.S. GAAP and IFRS are re-measurements that lead to different temporary differences. According to the accounting policies in note 2.4 (l), the Company has to account for such differences.

During 2015, the Company recorded a valuation allowance of the deferred income tax asset recorded under IFRS which was higher by US$321,622,000 compared to the valuation allowance recorded under U.S. GAAP, mainly as a result of the impairment losses of prior years recorded under IFRS.

Notes to the consolidated financial statements (continued)

25.	Reconciliation between net income and Partners' Equity determined under IFRS and U.S. GAAP

The following is a summary of the adjustment to net income for the years ended December 31, 2015, 2014 and 2013 and to partners' equity as of December 31, 2015 and 2014 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

(Loss) income under U.S. GAAP	(252,159)	(31,914)	140,997

Items increasing (decreasing) reported net profit:
Impairment loss, note 24 (a)	-	541,141	1,038,548
Depreciation of assets impaired under IFRS, note 24 (a)	(125,943)	(79,809)	-
Elimination of the valuation allowance of the deferred workers’ profit participation, note 24 (b)	(41,909)	-	-
Stripping activity asset, note 24 (c)	(18,868)	(23,212)	(33,861)
Reclamation and mine closure, note 24 (d)	(12,049)	427	(10,690)
Inventories, note 24 (e)	20,903	(17,428)	12,042
Deferred workers' profit participation, note 24 (b)	2,790	29,003	28,443
Elimination of valuation allowance of deferred income tax, note 24 (f)	321,622	-	-
Deferred income tax of reconciliation items, note 24 (f)	43,441	(93,062)	(306,994)
Others	8,049	11,364	(11,212)

Loss under IFRS	(450,195)	(400,338)	(575,279)

Notes to the consolidated financial statements (continued)

	2015	2014
	US$(000)	US$(000)

Partners' equity under IFRS	2,228,825	2,679,777

Items increasing (decreasing) reported Partners' equity:
Impairment loss, note 24 (a)	1,579,689	1,579,689
Depreciation of assets impaired under IFRS, note 24 (a)	(278,333)	(152,390)
Elimination of the valuation allowance of the deferred workers’ profit participation, note 24 (b)	(41,909)	-
Stripping activity asset, note 24 (c)	(18,913)	(45)
Reclamation and mine closure, note 24 (d)	(99,102)	(87,053)
Inventories, note 24 (e)	(5,787)	(26,690)
Deferred workers' profit participation, note 24 (b)	40,935	38,145
Elimination of valuation allowance of deferred income tax, note 24 (f)	321,622	-
Deferred income tax related to reconciliation items, note 24 (f)	(310,341)	(353,782)
Others	2,303	(6,503)

Partners' equity under U.S. GAAP	3,418,989	3,671,148

26.	New U.S. GAAP Accounting Pronouncements

Recently Issued Accounting Pronouncements -

Inventory -

In July 2015, ASU guidance was issued related to inventory simplifying the subsequent measurement of inventories by replacing the lower of cost or market test with a lower of cost and net realizable value test. The update is effective in fiscal years, including interim periods, beginning after December 15, 2016, and early adoption is permitted. The Company is currently evaluating this guidance and the impact it will have on net equity or net results.

Revenue recognition –

In May 2014, ASU guidance was issued related to revenue from contracts with customers. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In August 2015, the effective date was deferred to reporting periods, including interim periods, beginning after December 15, 2017, and will be applied retrospectively. Early adoption is not permitted. The Company is currently evaluating this guidance and the impact it will have on net equity or net results.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2015, 2014 and 2013
together with the Report of Independent Registered Public Accounting Firm

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2015, 2014 and 2013

together with the Report of Independent Registered Public

Accounting Firm

F-153

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Minera Cerro Verde S.A.A.

We have audited the accompanying financial statements of Sociedad Minera Cerro Verde S.A.A. (a Peruvian company, subsidiary of Freeport-McMoRan Inc.), which comprise the statements of financial position as of December 31, 2015 and 2014, and the related statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2015, 2014 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedad Minera Cerro Verde S.A.A. as of December 31, 2015 and 2014, and the results of operations and its cash flows for each of the three years ended December 31, 2015, 2014 and 2013, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 29 to the financial statements).

Lima, Peru,

February 25, 2016

Countersigned by:

Paredes, Zaldívar, Burga & Asociados S. Civil de R.L.

/s/ Victor Burga
Víctor Burga

C.P.C.C. Register No.14859

Sociedad Minera Cerro Verde S.A.A.

Statements of financial position

As of December 31, 2015 and 2014

	Note	2015	2014
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	5(a)	5,952	19,574
Trade accounts receivable	6	13,948	2,374
Trade accounts receivable from related parties	22(g)	199,368	187,940
Other accounts receivable		10,091	10,146
Non-financial assets	7(a)	432,299	225,076
Inventories	8(a)	394,867	232,542
		1,056,525	677,652
Non-current assets
Long-term non-financial assets	7(a)	382,002	253,184
Long-term inventories	8(a)	319,971	287,714
Property, plant and equipment, net	9(a)	6,077,289	4,544,406
Intangible assets, net		16,905	9,028
		6,796,167	5,094,332
Total assets		7,852,692	5,771,984
Liabilities and equity, net
Current liabilities
Trade accounts payable	10	432,418	398,070
Accounts payable to related parties	22(g)	12,042	11,910
Embedded derivative	24	18,847	26,782
Income tax payable		4,731	15,492
Employees benefits liability	11(a)	20,536	44,412
Other financial liabilities	12(a)	43,169	50,163
Other provisions	13(a)	14,662	2,964
Other accounts payable		2,112	2,779
		548,517	552,572
Non-current liabilities
Other financial liabilities	12(a)	2,381,995	402,686
Accounts payable to related parties	22(g)	6,850	5,643
Other provisions	13(a)	163,803	125,265
Deferred income tax liability, net	14(a)	253,153	220,728
		2,805,801	754,322
Total liability		3,354,318	1,306,894
Equity, net	15
Issued capital		990,659	990,659
Other capital reserves		198,132	198,132
Retained earnings		3,309,583	3,276,299
Total equity, net		4,498,374	4,465,090
Total liabilities and equity, net		7,852,692	5,771,984

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		US$(000)	US$(000)	US$(000)

Sales of goods	17(a)	1,115,617	1,467,097	1,811,488
Cost of sales of goods	18	(862,004)	(797,481)	(795,064)
Gross profit		253,613	669,616	1,016,424

Operating expenses
Selling expenses	19	(56,215)	(54,210)	(68,448)
Other operating income (expenses), net	20	(26,600)	(3,629)	147

		(82,815)	(57,839)	(68,301)
Operating profit		170,798	611,777	948,123

Other income (expenses)
Finance income		512	2,443	2,178
Finance costs		(16,010)	(369)	(1,843)
Net gain (loss) from exchange differences	25(a)	(75,770)	2,284	(1,858)
		(91,268)	4,358	(1,523)

Profit before income tax		79,530	616,135	946,600
Income tax expense	14(b,c)	(46,246)	(238,529)	(333,338)

Profit for the year		33,284	377,606	613,262

Basic and diluted earnings per share (stated in US dollars)	23	0.10	1.08	1.75

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in equity

For the years ended December 31, 2015, 2014 and 2013

	Note	Issued capital	Legal reserve	Retained earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1 , 2013	15	990,659	198,132	2,285,431	3,474,222

Profit for the year		-	-	613,262	613,262
Balance as of December 31, 2013	15	990,659	198,132	2,898,693	4,087,484

Profit for the year		-	-	377,606	377,606
Balance as of December 31, 2014	15	990,659	198,132	3,276,299	4,465,090

Profit for the year		-	-	33,284	33,284

Balance as of December 31, 2015		990,659	198,132	3,309,583	4,498,374

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2015, 2014 and 2013

		2015	2014	2013
		US$(000)	US$(000)	US$(000)

Operating activities
Profit before income tax		79,530	616,135	946,600
Adjustments to reconcile profit before income tax to net cash flows from operating activities:
Depreciation of property, plant and equipment	9(a)	244,477	164,985	107,620
Amortization of intangible assets		-	-	1,630
Unwinding of discount on remediation and mine closure obligations	13(b)	3,985	2,537	4,609
Provision for inventory obsolescence		-	-	1,207
Net loss (gain) from disposal/sale of property, plant and equipment		661	4,722	(541)
Impairment of property, plant and equipment		-	781	1,809

Net changes in the accounts balances of assets and liabilities of operation:
Net decrease (increase) in operating assets:
Trade accounts receivable		(11,574)	5,230	(3,550)
Trade accounts receivable from related parties		(11,428)	120,546	8,218
Other accounts receivable		55	(4,341)	(6,314)
Short and long-term inventories	8(a)	(194,582)	(86,459)	(67,942)
Short and long-term non-financial assets		(239,595)	(338,242)	(48,808)
Net increase (decrease) in operating liabilities:
Trade accounts payable		68,813	(850)	122,154
Accounts payable to related parties		1,339	5,280	3,897
Embedded derivative		(7,935)	42,805	(4,454)
Employees benefits liability		(23,876)	(13,717)	(28,544)
Other accounts payable and other provisions		16,711	(17,399)	16,770
Income tax paid		(121,027)	(315,369)	(286,036)

Net cash and cash equivalents (used in) provided by operating activities		(194,446)	186,644	768,325

Statements of cash flows (continued)

For the years ended December 31, 2015, 2014 and 2013

		2015	2014	2013
		US$(000)	US$(000)	US$(000)

Investing activities
Proceeds from sale of property, plant and equipment		409	356	694
Withdraw of time deposits		-	226,772	(225,000)
Purchase of property, plant and equipment	9(a)	(1,663,738)	(1,640,287)	(1,066,267)
Stripping activity asset	9(a)	(111,819)	(49,122)	(49,938)
Purchase of intangibles		(9,509)	(7,178)	-
Net cash and cash equivalents used in investing activities		(1,784,657)	(1,469,459)	(1,340,511)

Financing activities
Proceeds from loans	12(a)	1,896,000	475,000	-
Proceeds from related parties loans	12(d)	600,000	-	-
Payments of loans	12(a)	(528,000)	-
Debt issuance costs		(2,356)	(27,024)
Payments of finance lease		(163)	(157)	(772)
Net cash and cash equivalents provided by financing activities		1,965,481	447,819	(772)

Net decrease in cash and cash equivalents in the year		(13,622)	(834,996)	(572,958)

Cash and cash equivalents at beginning of year	5(a)	19,574	854,570	1,427,528

Cash and cash equivalents at end of year		5,952	19,574	854,570

Transactions with no effects in cash flows:
Provision for remediation and mine closure	9(a) and 13(b)	33,803	68,840	(36,445)

The accompanying notes are an integral part of this financial statement

Sociedad Minera Cerro Verde S.A.A.

Notes to the financial statements

As of December 31, 2015, 2014 and 2013

1.	Identification and business activity of the Company
(a)	Identification -
Sociedad Minera Cerro Verde S.A.A. (here in after “the Company”) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company has listed its shares on the Lima Stock Exchange since November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport-Minerals Corporation (“FMC”), a wholly owned subsidiary of Freeport-McMoRan Inc. (“Freeport”), owns 53.56% of the voting shares of the Company. SMM Cerro Verde Netherlands B.V. (a subsidiary of Sumitomo Metal Mining Company Ltd.) owns 21% of the voting share of the Company, Compañía de Minas Buenaventura S.A.A. owns 19.58%, and the minority stakeholders own the remaining 5.86%.

The Company’s legal address is Jacinto Ibañez Street No. 315, Parque Industrial, Arequipa City and the ore deposits are located southwest of that city (Asiento Minero Cerro Verde S/N Uchumayo – Arequipa).

(b)	Business activity -

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes and concentrates.

Expansion of operations

In September 2015, the expansion project commenced operations and is expected to reach full rates in early 2016.

The project, with a cost of US$4.6 billion, expands processing capacity from 120,000 metric tons per day of ore to 360,000 metric tons per day, and targets incremental annual production of approximately 600 million pounds of copper and 15 million of molybdenum.

This expansion was financed with senior unsecured loans received by several banks lead by Citibank N.A. and with shareholders’ loans, currently subordinated to the senior unsecured loans before mentioned. See Note 12.

Notes to the financial statements (continued)

(c)	Financial statements approval -
The financial statements for the year ended December 31, 2015 were approved by Company´s Management on February 25, 2016 and, in Management’s opinion, they will be approved without changes by the Board of Directors and Shareholders’ Meetings to be held in the first quarter of 2016. The financial statements for the year ended December 31, 2014 were approved by the Board of Directors and Shareholders’ Meetings on March 27, 2015.

2.	Significant accounting principles and policies
2.1	Basis of preparation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The financial statements have been prepared based on a historical cost basis, except for accounts receivable and/or payable related to embedded derivatives that have been measured at fair value. The financial statements are presented in United States dollars (US$) and include the years ended December 31, 2015, 2014 and 2013. Unless otherwise indicated, all values have been rounded to the nearest thousand.

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

Gains and losses as a result of the difference in the exchange rate when monetary items are liquidated or when converting monetary items at exchange rates that are different from those used for their initial recognition are recognized in the statements of comprehensive income for the year.

The Company uses exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrator. As of December 31, 2015, the published exchange rates were S/3.408 for US$1 for buying and S/3.413 for US$1 for selling (S/2.981 for US$1 for buying and S/2.989 for US$1 as of December 31, 2014).

Notes to the financial statements (continued)

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

All financial liabilities are recognized initially at fair value and, in the case of accounts payable and other financial liabilities, net of directly attributable transaction costs. The Company´s financial liabilities include trade and other payables, other financial liabilities and embedded derivatives.

Loans-

Loans are initially recognized at their fair value, net of directly attributable transaction costs. After initial recognition, loans are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization under the effective interest rate method is included as financial costs in the statement of comprehensive income.

(iii)	Offsetting of financial instruments –

Financial assets and financial liabilities are offset and the net amount is reported in the statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

The current portion of work in process is determined based on the expected amounts to be processed with the next twelve months. Inventories not expected to be processed within the next twelve months are classified as long-term.

No write-down of inventories was recorded as of December 31, 2015 and 2014.

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

Depreciation –

Land is not depreciated. Depreciation of assets directly related to the useful life of the mine is calculated using the UOP method based on the mine’s proven and probable reserves. Other assets are depreciated using the straight-line method based on the following estimated useful lives:

Years

Buildings and other constructions	Between 15 and 35
Machinery and equipment	Between 3 and 25
Transportation units	7
Furniture and fixtures	7
Other equipment	Between 3 and 25

The asset’s residual values, useful lives and methods of depreciation are reviewed, at each reporting period and adjusted prospectively, if appropriate.

Disposals –

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of tproperty, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of comprehensive income when the asset is derecognized.

Notes to the financial statements (continued)

(e)	Exploration and development costs –

Exploration costs -

Mineral exploration costs, as well as drilling and other costs incurred for the purpose of obtaining proven and probable reserves, or identifying new mineral resources at development or production stage properties, are charged to the statements of comprehensive income as incurred.

Development costs -

Development costs are capitalized based on the Management´s judgment, when the economic and technological feasibility of the project is confirmed, which is generally when the development or expansion project has reached a milestone in accordance with a model established by the Company. These costs are amortized when production beings, on the units-of-production basis over the proven and probable reserves. Development costs necessary to maintain production are expensed as incurred.

(f)	Stripping costs -

In accordance with IFRIC 20, “Stripping Cost in the Production Phase of a Surface Mine,” stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment (see Note 9) if the stripping activity improves access to the ore body or enhances an existing asset. The stripping activity asset is subsequently amortized using the UOP method.

(g)	Impairment of non-financial assets -

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

Notes to the financial statements (continued)

(h)	Intangible assets -
Intangible assets are recognized initially at cost. After the initial recognition, the intangible assets are recorded at its cost less accumulated amortization and any accumulated loss for impairment of use, if applicable.

(i)	Provisions -

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

Provision for remediation and mine closure -

The Company records a provision for remediation and mine closure when a contractually or legally enforceable obligation arises. The Company estimates the present value of its future obligation for mine closure and increases the carrying amount of the related “Asset Retirement Cost” - ARC, which is included in property, plant and equipment. Subsequently, the mine closure provision is accreted to full value over time and recognized as an interest cost considered in the initial fair value estimate. The related ARC is depreciated using the units-of-production method during the economic life of the mine.

The Company evaluates its provision for remediation and mine closure quarterly and makes adjustments to estimates and assumptions, including future costs and discount rates, as applicable. Changes in the fair value of provision for remediation and mine closure or the useful life of the related asset are recognized as an increase or decrease in the book value of the provision and the related ARC in accordance with IAS 16. Any decrease in the mine closure provision and related ARC may not exceed the carrying amount of the asset. If it does, any excess over the carrying value is taken immediately to the statements of comprehensive income.

(j)	Revenue recognition -

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

Since year 2014, the Company’s revenues are subject to royalties for two governmental entities. These funds will be used for these entities as part of their operational budgets for the supervision of energy and mining investment and the environment. The calculation for the OSINERGMIN contribution is 0.21% of invoiced sales for 2014, 0.19% for 2015, and 0.16% for 2016, and the calculation for the OEFA contribution is 0.15% of invoiced sales for 2014 and 2015, and 0.13% for 2016. These royalties are presented as reduction of revenues (see note 17).

(k)	Borrowing cost -

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

(l)	Income taxes, deferred taxes and other taxes -

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

Notes to the financial statements (continued)

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

Under the new regime, companies that do not have stability agreements were subject to a revised royalty and a special mining tax. The Company operated under a stability agreement and therefore was not subject to the revised royalty and special mining tax until its stability agreement expired on December 31, 2013. The Peruvian government also created a special mining burden that companies with tax stability agreements could elect to pay. The Company elected to pay this special mining burden during the remaining term of its stability agreement. See Note 16 (c).

-	Stability agreement effective since January 1, 2014

Beginning January 1, 2014, under the terms of the new stability agreement, the Company will pay mining royalties and special mining tax for all its production based on Law No. 29788.

Notes to the financial statements (continued)

-	Mining Royalties and Special Mining Tax are in the scope of IAS 12 “Income Tax” and are considered income tax.

Supplementary Retirement Fund –

Law No. 29741, enacted on July 9, 2011, created a Mining and Metallurgical Retirement Fund, which is applicable to the Company starting 2014. Under the terms of its new 15-year stability agreement, the base of calculation of this contribution is 0.5% of pre-tax income. These funds will be used for the jubilee of the mining and metallurgical workers. The contribution is presented as income tax due to the same basis of calculation.

(m)	Benefits to employees -

Salaries and wages, bonuses, post-employment benefits and vacations are calculated in accordance with IAS 19, "Employee Benefits" and are calculated in accordance with current Peruvian legislation based on the accrual basis.

Workers’ profit sharing

The Company recognizes workers’ profit sharing in accordance with IAS 19, “Employees Benefits". Workers' profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base of current year. According to Peruvian law, the limit in the workers' profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (“FONDOEMPLEO”). The Company’s workers’ profit sharing is recognized as a liability in the statement of financial position and as an operating expense in the statements of comprehensive income (See note 18).

(n)	Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares held during the period. When the number of shares is modified as a result of capitalization of retained earnings, the net income per basic and diluted share is adjusted retroactively for all of the periods reported. For the years ended as of December 31, 2015, 2014 and 2013, the Company did not have any financial instrument with dilutive effects; as a result, the basic and diluted shares are the same in all years presented.

(o)	Fair value measurement -

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

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above

3.	Accounting estimates, judgments and assumptions –

The preparation of the Company’s financial statements according to IFRS requires Management to make judgments, estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities to the date of financial statements, and for the reported amounts of revenues and expenses for the years finished as of December 31, 2015, 2014 and 2013.

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

(b)	Stripping cost -

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

Notes to the financial statements (continued)

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

(c)	Provision for remediation and mine closure -

The Company assesses its provision for remediation and mine closure quarterly. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, interest rates and inflation rates. As discussed in Note 2.2(i), estimated changes in the fair value of the provision for remediation and mine closure or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment”.

Notes to the financial statements (continued)

If any change in the estimate results in an increase to the provision for remediation and mine closure and related ARC, the Company shall consider whether or not this is an indicator of impairment of the assets and will apply impairment tests in accordance with IAS 36, “Impairments of Assets”.

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

(e)	Asset impairment -

Management has determined that the Company’s operations consist of one cash generating unit. Therefore, the Company’s operations are evaluated annually in order to determine if there are impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the greater of the fair value less costs to sell and the value in use. These assessments require the use of estimates and assumptions, such as long-term commodity prices, discount rates, operating costs, and others.

Notes to the financial statements (continued)

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

As a result of the decline in copper prices, the Company evaluated its long-lived assets for impairment as of December 31, 2015, which did not result in any impairment charges. The determination of value in use is considered to be a Level 3 fair value measurement, as it is derived from valuation techniques that include inputs that are not based on observable market data. The Company considers the inputs and the valuation approach to be consistent with the approach taken by market participants.

The key assumptions/inputs used in the determination of the Company’s fair value included production volumes, copper prices and discount rates. Estimated production volumes are based on detailed life-of-mine plans and are dependent on a number of variables, including recoverable quantities, the production profile, production costs, and the selling price of the commodities extracted. Short-term copper prices used in determining value in use ranged from US$2.13 to US$2.16 per pound, which were based on quoted forward market prices as of December 31, 2015, and the long-term copper price assumption was US$3.00 per pound, which reflects management’s long-term view of global supply and demand. In addition to estimates of production volumes and copper price assumptions, the determination of value in use was based on an post-tax discount rate of 8.5% applied to the future estimated cash flows; which was derived from the weighted average cost of capital, with appropriate adjustments made to reflect the risks specific to the Company.

There was no asset impairment loss for the Company as of December 31, 2015 and 2014.

4.	Standard issued but not effective

Following is a summary of improvements and amendments to IFRS that are not yet effective but will be applicable to the Company.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The adoption of IFRS 9 is not expected to have a significant effect on the classification and measurement of the Company’s financial assets and liabilities.

Notes to the financial statements (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing the impact of this guidance on its financial reporting and disclosures, but at this time does not expect the adoption of IFRS 15 to have a material impact on its financial statements.

5.	Cash and cash equivalents
(a)	This item is made up as follows:

	2015	2014
	US$(000)	US$(000)

Cash in banks	5,604	7,698
Cash equivalents (b)	348	11,876

	5,952	19,574

(b)	Cash equivalents comprises a portfolio of investments in highly marketable liquid investments (investments classified as “AAA” by Standard & Poor’s and Moody’s), which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash. During the year 2015, Management used the majority of its investments for its short-term cash needs. Because of the short maturity of these investments, less than 90 days, the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

6.	Trade accounts receivable

Trade accounts receivable are generated primarily from the Company’s cathode and copper concentrate sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees.

Notes to the financial statements (continued)

7.	Non-financial assets
(a)	This item is made up as follows:

	2015	2014
	US$(000)	US$(000)
Short-term
Value added tax credit (VAT) (b)	408,202	222,357
Income tax prepayments (c)	21,718	-
Other taxes to be recovered	2,379	2,719

	432,299	225,076
Long-term
Other accounts receivable (d)	180,741	182,756
Income tax prepayments (c)	91,879	30,728
Installment program (mining royalties case) (e)	64,405	39,700
Value added tax credit (VAT) (b)	44,977	-

	382,002	253,184

(b)	Mainly attributable to purchases related to the expansion of the Company´s production unit (See Note 1(b)). The Company expects to recover the VAT credits in short and long-term.

(c)	Corresponds to disbursements made by the Company related to prepayment of income tax, which the Company expects to use to offset with future tax obligations or will be refunded to the Company by the Tax Authority.

(d)	Corresponds to disbursements made by the Company under protest in connection with disputed tax assessments from years 2004 to 2010. The most significant issues observed are:

-	Deductibility of certain management fees rendered by a related entity;
-	Application of accelerated depreciation deduction related to the first concentrator plant as it claims the Company is not entitled to this benefit under its 1998 stability agreement; and
-	Certain disbursements would qualify as fixed assets.

These claims are currently under review in the Tax Court. According to current tax procedures and time frame for resolving these types of claims, the Company and its legal advisors expect favorable resolution in all cases due to the strength of their arguments.

(e)	Corresponds to payments made under protest by the Company in connection to installment program approved by the tax authority associated with mining royalties for the period December 2006 to December 2008, which is described in Note 16(e). Management expects that the resolution of this matter will be favorable to the Company.

Notes to the financial statements (continued)

8.	Inventories, net
(a)	This item is made up as follows:

	2015	2014
	US$(000)	US$(000)
Finished goods:
Copper concentrate	8,948	11,942
Copper cathodes	11,865	8,809
Molybdenum concentrate	1,292	1,821
Balance of finished goods	22,105	22,572
Work-in-process (b)	445,003	326,676
Materials and supplies	247,107	170,146
Materials and supplies in transit	1,315	1,269
Less - Provision for obsolescence of materials and supplies	(692)	(407)
Total Inventories	714,838	520,256
Less - Long-term inventories (b)	(319,971)	(287,714)
Current inventories, net	394,867	232,542

(b)	Work-in-process inventories represent mill and leach stockpiles which contain higher grade ores and medium and lower grade ores that have been extracted from the open pit and are available for copper recovery. Based on the mine future plan production, the Company identifies the portion of inventory that is going to be classified as short or long term. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and delivery it in solution to extraction processing facilities (see note 3.2(d)).

Notes to the financial statements (continued)

9.	Property, plant and equipment, net
(a)	The movement in cost and accumulated depreciation accounts as of December 31, 2015 and 2014 are shown below:

	January 1, 2014	Additions	Retirements and disposals	Adjustments and reclassifications	Transfers	December 31, 2014	Additions	Retirements and disposals	Adjustments and reclassifications	Transfers	December 31, 2015
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	1,737	-	-	-	13,538	15,275	-	-	-	5,109	20,384
Buildings and other constructions	145,909	-	(2,710)	405	39,304	182,908	-	(1,099)	7,571	2,012,742	2,202,122
Machinery and equipment	1,870,419	-	(25,974)	(7,525)	171,429	2,008,349	-	(19,537)	(7,571)	2,222,190	4,203,431
Transportation units	14,981	-	(389)	35	2,575	17,202	-	(284)	-	2,709	19,627
Furniture and fixtures	786	-	-	4	-	790	-	(3)	-	163	950
Other equipment	22,219	-	(228)	-	270	22,261	-	(984)	-	3,451	24,728
Work in progress and transit units (b)	1,434,552	1,771,715	-	-	(227,116)	2,979,151	1,629,271	-	-	(4,246,364)	362,058
Asset remediation and mine closure, note 13(b)	43,454	93	-	68,840	-	112,387	3,534	-	33,803	-	149,724
Stripping activity asset	102,557	49,122	-	-	-	151,679	111,819	-	-	-	263,498
	3,636,614	1,820,930	(29,301)	61,759	-	5,490,002	1,744,624	(21,907)	33,803	-	7,246,522

Accumulated depreciation
Buildings and other constructions	34,767	4,912	(1,583)	-	220	38,316	20,510	(1,059)	3,136	-	60,903
Machinery and equipment	747,161	111,823	(22,030)	-	(229)	836,725	151,460	(18,524)	(3,136)	-	966,525
Transportation units	6,903	1,719	(383)	-	9	8,248	1,741	(266)	-	-	9,723
Furniture and fixtures	771	5	-	-	-	776	5	(4)	-	-	777
Other equipment	10,675	1,065	(228)	-	-	11,512	2,054	(984)	-	-	12,582
Asset remediation and mine closure	4,558	560	-	-	-	5,118	2,053	-	-	-	7,171
Stripping activity asset	-	44,901	-	-	-	44,901	66,651	-	-	-	111,552
	804,835	164,985	(24,224)	-	-	945,596	244,474	(20,837)	-	-	1,169,233

Net Cost	2,831,779					4,544,406					6,077,289

(b)	Borrowing cost related to the qualifying assets, which have been capitalized in “Work in progress” during the period 2015 amounted to US$33,719,000 (US$16,305,000 during the year 2014).

Notes to the financial statements (continued)

10.	Trade accounts payable

Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts for the Company’s mining activities. These obligations are mainly in US dollars, have current maturities and do not accrue interest. No guarantees have been granted. As of December 31, 2015, trade accounts payable includes US$279,378,000 related to capital projects mainly associated with Cerro Verde’s production unit expansion (US$318,957,000 as of December 31, 2014).

11.	Employees benefits liability
(a)	This item is made up as follows:

	2015	2014
	US$(000)	US$(000)

Wages payable	20,454	11,138
Profit sharing payable	82	33,274
	20,536	44,412

The Legislative Decree No. 892 (L.D. 892), issued in 1996, regulates the right of workers to participate in a company’s profits that performs activities generating third categories income and requires companies domiciled in Peru to compute and pay to employees a share of the profits generated by the companies for which they work. The Company’s liability for workers’ profit sharing is recognized according to the policy described in note 2.2(m).

The workers’ profit sharing is recognized as an operating expense in the statements of comprehensive income. The amount of workers’ profit sharing paid to employees for the years 2015, 2014 and 2013 are recognized as a cost of sales of goods (see note 18). Additionally, during 2015, 2014 and 2013 no excess of workers´ profit sharing was calculated between the total workers’ profit sharing liability and the amount paid or due to employees.

12.	Other financial liabilities
(a)	This item is made up as follows:

	2015	2014
	US$(000)	US$(000)

Financial obligations with financial institutions:
Senior unsecured credit facility, (b)	1,780,928	402,357
Promissory notes (c)	43,000	50,000
Leasings	329	492
	1,824,257	452,849
Financial obligations with shareholders (d)	600,907	-
	2,425,164	452,849
Less – current portion	(43,169)	(50,163)
Non - current portion	2,381,995	402,686

(b)	In March 2014, the Company entered into a five-year US$1.8 billion senior unsecured credit facility with several banks, led by Citibank N.A., as administrative agent.

Notes to the financial statements (continued)

The credit facility allows for term loan borrowings up to the full amount of the facility, less any amounts issued and outstanding under a $500 million sublimit. Interest on amounts drawn under the term loan is based on London Interbank Offered Rate (LIBOR) plus a spread (currently 2.4%) based on the Company´s total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio as defined in the agreement. The disbursements were mainly used to finance a portion of the Company´s expansion project.

The credit facility amortizes in three installments in amounts necessary to comply the commitment of the requested amounts under the loan. The first installment should paid at least 15% (85% of the outstanding balance) as of September 30, 2017, the second installment at least 30% (70% of the outstanding balance) as of March 31, 2018, and the third installment not less than 65% (35% of the outstanding balance) as of September 30, 2018, with the remaining balance due on the maturity date of March 10, 2019.

As of December 31, 2015, the Company has used the total credit line (US$1.8 billion). No letters of credit were issued.

There are no guarantees provided for the credit facility.

Covenants -
As part of the commitments made in relation to the above debt, the Company must comply with the following financial ratios listed below:

i.	Total Net Debt to EBITDA Ratio: The Company shall not permit the Total Net Debt to EBITDA Ratio on the last day of any fiscal quarter to exceed 4.75 to 1 (3.5 to 1 in 2014).
ii.	Interest Coverage Ratio: The Company shall not permit the Interest Coverage Ratio on the last day of any fiscal quarter to be less than 3.0 to 1.

The financial ratios mentioned above apply to financial statements of the Company, which should be calculated as of each quarter ending in March, June, September and December of each year since 2014.

As of December 31, 2015, the Company was in compliance with all of its covenants, which are monitored by Management each quarter.

(c)	As of December 31, 2015 corresponds to bank promissory notes with Banco Interbank to finance its working capital needs, with an interest rate of 1.29%. The maturity date of these notes has been renewed through February 2016.

Notes to the financial statements (continued)

(d)	In December 2014, the Company entered into shareholder loan agreements with, or affiliates of, Freeport Minerals Corporation, Compañía de Minas Buenaventura S.A.A. and SMM Cerro Verde Netherlands B.V., that are currently subordinated to the senior unsecured credit facility (described in note 12(b)). These agreements allow for borrowings up to an amount of US$800 million in aggregate. As of December 31, 2015, the Company had borrowed US$600.9 million under these loan agreements, including US$0.9 million of interest. The interest rate is currently calculated based on the LIBOR rate plus the average rate of the senior unsecured credit facility, plus 0.5% (currently 3.13%). In the event these loans are no longer subordinated to the senior unsecured credit facility, the rate would be LIBOR plus the current spread on the credit facility. The loans mature on December 22, 2019, unless at that time there is senior financing associated with the expansion project that is senior to the loans, in which case the loans mature two years following the maturity of the senior financing.

There are no guarantees provided for these loans.

13.	Other provisions
(a)	This item is made up as follows:

	2015	2014
	US$(000)	US$(000)

Provision for remediation and mine closure (b)	161,270	119,948
Provision for unbilled freight and services	12,520	2,964
Other	4,675	5,317
	178,465	128,229
Less – current portion	(14,662)	(2,964)

Non - current portion	163,803	125,265

(b)	Provision for remediation and mine closure -

The table below presents the changes in the provision for remediation and mine closure:

	2015	2014
	US$(000)	US$(000)

Beginning balance	119,948	48,479
Accretion expense	3,985	2,537
Changes in estimates	33,803	68,840
Other adjustments	3,534	92

Final balance	161,270	119,948

Classification by maturity
Current portion	2,142	-
Non - current portion	159,128	119,948

	161,270	119,948

Notes to the financial statements (continued)

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

As of December 31, 2015, the future value of the provision for remediation and mine closure and environmental liabilities was US$368,753,000, which was discounted using the annual risk-free rate of 2.81%, resulting in an updated liability of US$161,270,000 (as of December 31, 2014, the future value of the provision for remediation and mine closure and environmental liabilities was US$257,451,000, which was discounted using the annual risk-free rate of 2.59%, resulting in an updated liability of US$119,948,000). The Company considers that this liability is sufficient to meet the current environmental protection laws approved by the MEM.

As of December 31, 2015 and 2014, the Company has issued letters of credit to Ministry of Energy and Mines amounting to US$21,539,000 and US$14,851,000, respectively, to secure mine closure plans for its mining unit.

Notes to the financial statements (continued)

14.	Deferred income tax
(a)	The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	January 1, 2014	Debit (credit) to the statements of comprehensive income	December 31, 2014	Debit (credit) to the statements of comprehensive income	December 31, 2015
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Income tax
Asset
Price adjustment of cathodes and copper concentrates	-	12,831	12,831	(4,982)	7,849
Provision for remediation and mine closure	3,014	813	3,827	1,811	5,638
Provision for mining taxes	6,322	(3,562)	2,760	(1,255)	1,505
Unpaid vacations	-	2,625	2,625	(110)	2,515
Cost of net asset: rollers and construction of tailing dam	14,258	(12,101)	2,157	(475)	1,682
Development costs	530	(112)	418	(86)	332
Difference in valuation of inventories	8,204	(8,204)	-	-	-
Other provisions	1,573	1,437	3,010	1,740	4,750
	33,901	(6,273)	27,628	(3,357)	24,271

Liability
Difference in depreciation method	264,291	(50,111)	214,180	31,490	245,670
Stripping activity asset	21,778	(4,460)	17,318	502	17,820
Difference in valuation of inventories	-	14,331	14,331	(3,334)	10,997
Price adjustment of cathodes and copper concentrates	5,891	(5,891)	-	-	-
	291,960	(46,131)	245,829	28,658	274,487

Deferred liabilities, net	258,059	(39,858)	218,201	32,015	250,216

Supplementary Retirement Fund
Difference in depreciation method	-	2,452	2,452	410	2,862
Other minors	-	75	75	-	75
Deferred liability	-	2,527	2,527	410	2,937
Total debited to the statements of comprehensive income		(37,331)		32,425

Total deferred income tax liability, net	258,059		220,728		253,153

Notes to the financial statements (continued)

(b)	For the years ended December 31, 2015, 2014 and 2013, the income tax expense recorded differs from the result of apply the legal rate to the income before income tax of the Company, as detailed below:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Profit before income tax	79,530	616,135	946,600
Income tax rate	32%	32%	30%
Expected income tax expense	25,450	197,163	283,980
Non-deductible expenses	19,534	7,013	3,478
Special mining tax and mining royalties	(4,672)	(16,677)	(19,348)
Income tax true-ups	(6,082)	(6,985)	-
Effect of change in income tax rate to 32% due to Tax Stability Agreement effective since 2014, note 16(a)	-	-	398
Others	(3,047)	82	1,652
Current and deferred income tax charges to results	31,183	180,596	270,160
Mining taxes charged to results	14,599	52,116	63,178
Supplementary retirement fund charged to results	464	5,817	-

	46,246	238,529	333,338

Effective income tax	58.15%	38.71%	35.21%

Notes to the financial statements (continued)

(c)	Income tax expenses (benefit) for the years ended December 31, 2015, 2014 and 2013 is shown below:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Income tax
Current	(832)	220,454	263,588
Deferred	32,015	(39,858)	6,572
	31,183	180,596	270,160
Mining taxes
Current	14,599	52,116	63,202
Deferred	-	-	(24)
	14,599	52,116	63,178

Supplementary retirement fund
Current	54	3,290	-
Deferred	410	2,527	-
	464	5,817	-
Income tax expense reported in the statements of comprehensive income	46,246	238,529	333,338

15.	Equity, net
(a)	Issued capital -

As of December 31, 2015 and 2014 the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the shareholders agreement of July 11, 2003, the nominal value of the shares was denominated in US dollars and amounted to US$0.54 each. As a result of the capitalization of restricted earnings associated to the tax benefit (reinvestment credit), the nominal value of the share was increased to US$2.83 each in December 2009.

As of December 31, 2015 the quoted price of these shares was US$14.50 per share (US$24.00 per share as of December 31, 2014) and the daily frequency of trading is 100%, as in 2014.

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

During 2015, 2014 and 2013, the Company did not pay dividends.

Notes to the financial statements (continued)

16.	Tax situation
(a)	Current tax regime -

On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of the agreement, the Company had tax stability for a period of 15 years from January 1, 1999 to December 31, 2013 and was subject to the tax regulations in force at May 6, 1996.

On July 17, 2012, the Company entered into a new Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the General Mining Law and in connection with the Expansion of Cerro Verde´s production mining unit Project. By means of this agreement, the Company is subject to the tax regulations in force at July 17, 2012. The term of this agreement is 15 years from January 1, 2014 to December 31, 2028.

By means of Law No. 30296 enacted on December 31, 2014, the Peruvian government introduced certain amendments to the Income Tax Law, effective January 1, 2015, which will be applied to the Company since the maturity of the stability agreement (January 1, 2029). The most relevant are listed below:

-	There will be a gradual reduction of the corporate income tax from 30% to 28% in 2015 and 2016; to 27% in 2017 and 2018; and to 26% in 2019 and thereafter;

-	There will be a gradual increase of the withholding income tax to dividends from 4.1% to 6.8% in 2015 and 2016; to 8.0% in 2017 and 2018; and to 9.3% in 2019 and thereafter. These rates will be applicable to the distributed or approved dividends, whichever first occurs, effective January 1, 2015;

-	The retained earnings or other items subject to generate taxable dividends, obtained until December 31, 2014 will be subject to a rate of 4.1%.

Notes to the financial statements (continued)

(b)	The income tax rate applicable to the Company is 32% beginning 2014 according to the new agreement mentioned above. For the years ended December 31, 2015, 2014 and 2013, the taxable income according to the tax law is calculated from the profit before income tax and profit sharing for these years, and is as follows:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Profit before income tax	79,530	616,135	946,600
Workers’ profit sharing	(1,639)	49,175	61,690
	77,891	665,310	1,008,290
Additions:
Fully depreciated assets	42,299	41,230	-
Price adjustment of copper cathodes and concentrates	24,529	40,097	(18,408)
Non - deductible expenses	23,766	19,251	11,595
Expenses qualifying as assets	23,037	4,936	11,569
Adjustment of inventory in process and finished goods	9,414	(41,881)	(16,646)
Other additions, net	32,041	25,130	14,550

Deductions:
Deduction to due recalculation of depreciation at an annual rate of 20% and 5%	(141,014)	(1,204)	-
Reversion of price adjustment of copper cathodes and concentrates	(40,097)	18,408	-
Capitalized interests	(25,057)	(1,175)	6,000
Special mining tax and mining royalties	(18,521)	(43,492)	(64,608)
Effect of stripping cost activation	(2,255)	11,881	(46,784)
Special mining burden	-	(19,781)	-
	(71,858)	53,400	(102,732)
Sub-total	6,033	718,710	905,558
Workers’ profit sharing (8%)	(483)	(57,497)	(72,445)
Taxable income	5,550	661,213	833,113
Supplementary retirement fund	(28)	(3,290)	-
Taxable income	5,522	657,923	833,113
Income tax	(1,767)	(210,535)	(249,934)
Prior years income taxes	2,599	(9,919)	(13,654)
Total current income taxes charged to results, note 14(c) (does not include mining taxes and supplementary retirement fund)	832	(220,454)	(263,588)

Notes to the financial statements (continued)

(c)	As described in Note 2.2(l), Law No. 29788 was enacted creating a new mining tax and royalty regime in Peru. Because the Company stabilized the tax regime in force at May 6, 1996, it was not subject to the revised royalty and special mining tax until December 31, 2013, date on which the related tax stability expired. However, the Company elected to pay a special mining burden during the remaining term of its tax stability agreement. For the years ended December 31, 2015, 2014 and 2013, the Company recorded a tax provision of US$14,599,000, US$52,116,000 and US$63,178,000 respectively, related to mining taxes.

(d)	The Tax Authority has the right to examine, and, if necessary, amend the Company’s income tax provision for the last four years. The Company’s income tax and VAT for the years 2011 through 2015 are open to examination by the tax authorities. To date, SUNAT has concluded its review of the Company’s income tax and VAT exams through the year 2010, and the Company is in the claim and appeal process for the years 2002 through 2010.

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

(e)	SUNAT, the Peruvian tax authority, has assessed mining royalties on materials processed by the Company´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2007 and the years 2008 and 2009. In July 2013, the Peruvian Tax Tribunal issued two decisions affirming assessments for the period December 2006 through December 2008. Decisions by the Tax Tribunal ended the administrative stage of the appeal procedures for these assessments.

In September 2013, the Company filed judiciary appeals related to the assessments because the Company believes that its 1998 stability agreement exempted all minerals extracted from its mining concessions from royalties, irrespective of the method used for processing those minerals. With respect to the judiciary appeal related to the assessment for the year 2008, on December 17, 2014, the Eighteenth Contentious Administrative Court rendered its decision upholding the Company’s position and nullifying SUNAT’s assessment and the Tax Tribunal´s resolution (S/106.4 million Soles). In December 2014, SUNAT and the Tax Court appealed this decision. The court’s position also invalidates all penalties and interest assessed by SUNAT for that period (S/139.7 million Soles). On January 29, 2016, the 6th Superior Justice Court nullified the decision of the Eighteenth Contentious Administrative Court. Cerro Verde will appeal the decision to the Supreme Court.

Notes to the financial statements (continued)

On October 1, 2013, SUNAT served the Company a demand for payment totaling S/492 million (approximately US$144 million based on December 31, 2015 exchange rates, including interest and penalties of US$85 million) based on the Tax Tribunal’s decisions for the period December 2006 to December 2008. As permitted by law, the Company requested, and was granted, an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments. As of December 31, 2015, the Company has made payments totaling S/219 million (US$64 million based on December 31, 2015, exchange rates) under the installment program, which are presented in the long term portion of Other non- financial assets in the statement of financial position (see Note 7). Based on the results rendered by the Eighteenth Contentious Administrative Court as is described in the previous paragraph, the Company requested an injunction that was accepted by the Judiciary and implied a modification of the installment program excluding the 2008 portion through SUNAT´s resolution notified to the Company on October 29, 2015.

In July 2013, a hearing on SUNAT's assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. As of December 31, 2015, the amount of the assessment, including interest and penalties, for the year 2009 was S/247 million (approximately US$72 million based on December 31, 2015, exchange rates). As of December 31, 2015, the Company estimates that the total exposure associated with mining royalties for the period from December 2006 to December 2013, including accumulated interest and penalties amounted to approximately US$500 million at December 31, 2015 exchange rates.

As of December 31, 2015, no amounts were accrued for these assessments or for the amounts paid under the installment payment program because management and its external legal advisors believe the Company’s 1998 stability agreement exempted it from these royalties and believes that the resolution will be favorable to the Company and any payments should be recoverable.

(f)	The Company has also received assessments from SUNAT for additional taxes (other than the mining royalty explained in (e) above), including penalties and interest. The Company has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Year	Taxes	Penalty and Interest	Total
	US$(000)	US$(000)	US$(000)

2002 – 2005	16,037	52,800	68,837
2006	6,545	47,662	54,207
2007	12,376	17,809	30,185
2008	20,797	12,968	33,765
2009	56,198	47,719	103,917
2010	65,997	89,404	155,401
2014	5,512	-	5,512
2015	3,753	-	3,753

	187,215	268,362	455,577

As of December 31, 2015, the Company has paid US$180,741,000, (included “Non-financial – long term” in the statement of financial position) on these disputed tax assessments, which it believes is collectible. No amounts have been accrued for these assessments.

Notes to the financial statements (continued)

(g)	As of December 31, 2015 and 2014, the Company has issued letters of credit to secure tax obligations amounting to S/383,792,000 (equivalent to US$112,450,000) and S/556,446,000 (equivalent to US$186,165,000), respectively, of which S/369,281,000 and S/542,747,000 are related to mining royalties for the years 2015 and 2014, respectively.

17.	Sales of goods
(a)	For the years ended December 31, 2015, 2014 and 2013, sales of goods are made up of the following:

	2015		2014		2013
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)

Copper concentrates (b)	440,071	794,197	375,688	949,459	456,116	1,316,690
Copper cathodes (b)	104,279	259,830	125,647	393,112	103,479	342,773
Other (primarily silver and molybdenum concentrates)		65,343		130,038		152,025
		1,119,370		1,472,609		1,811,488
Less:
Contributions OEFA / OSINERGMIN (see note 2.2(i))		(3,753)		(5,512)		-

		1,115,617		1,467,097		1,811,488

Sales to related parties amounted to US$894,656,000 for the year ended December 31, 2015 (US$1,135,042,000 and US$1,487,186 for the years ended December 31, 2014 and 2013, respectively), which are summarized in note 22(b).

(b)	As described in note 2.2(b), the Company’s copper sales are provisionally priced at shipment date. As a result, as of December 31, 2015 and 2014, the Company had embedded derivatives recorded in its statement of financial position (see note 24). Adjustments to the provisional prices are recognized as gains and losses in sales of goods until the month of settlement. Copper concentrate and cathode sales include adjustments to the provisional sale value generated by the changes in the fair value of the embedded derivatives. These adjustments resulted in higher sales for US$7,935,000 in the year 2015 (lower sales for US$42,805,000 and higher sales for US$6,839,000 in the years 2014 and 2013, respectively).

Notes to the financial statements (continued)

(c)	The following table shows sales of goods by geographic region based for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Asia	770,272	883,404	1,148,607
South America (mainly Peru)	204,206	304,990	275,783
North America	79,244	113,591	114,110
Europe	65,648	170,624	272,988

	1,119,370	1,472,609	1,811,488
Less: Contributions to OEFA and OSINERGMIN	(3,753)	(5,512)	-

	1,115,617	1,467,097	1,811,488

(d)	Concentration of sales –

For the year 2015, 80% of the Company’s sales were to related entities (Freeport-McMoRan Corporation, Sumitomo Metal Mining Company and Climax Molybdenum). For the years 2014 and 2013, 77% and 82% of the Company’s sales were to these related entities.

18.	Cost of sales of goods
(a)	For the years ended December 31, 2015, 2014 and 2013, cost of sales of goods is made up of the following:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Opening balance of finished goods (see note 8(a))	22,572	15,798	20,394
Raw materials and supplies	364,234	333,521	324,925
Depreciation and amortization	244,477	164,985	109,250
Labor (b)	148,031	125,863	157,776
Energy	118,019	91,802	73,907
Third parties services	95,087	87,458	91,984
Services provided by related parties	3,565	4,904	5,169
Workers’ profit sharing	(1,636)	45,783	57,691
Other costs	8,087	20,462	27,740
Variance of inventories in process	(118,327)	(70,523)	(57,974)
Ending balance of finished goods (see note 8(a))	(22,105)	(22,572)	(15,798)

	862,004	797,481	795,064

Notes to the financial statements (continued)

(b)	Includes US$1,636,000 of workers profit sharing credit for the year ended December 31, 2015 associated with income tax true-ups (workers’ profit sharing expense of US$45,783,000 for the year ended December 31, 2014).

(c)	In compliance with corporate policies, the Company recognizes administrative costs directly to cost of production (US$19.5 million for the year ended December 31, 2015, and US$20.4 million for the year ended December 31, 2014). The effect of this policy resulted in lower cost of sales of US$3.9 million and US$3.1 million for 2015 and 2014, respectively. The accounting and presentation effects related with the application of corporate policies do not generate significant distortion for the financial statements taken as a whole.

19.	Selling expenses

For the years ended December 31, 2015, 2014 and 2013, selling expenses are made up of the following:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Concentrate’s freight	51,842	50,507	64,683
Commissions	2,729	2,271	2,727
Cathode’s freight	1,644	1,432	1,038

	56,215	54,210	68,448

20.	Other operating expenses (income), net
(a)	For the years ended December 31, 2015, 2014 and 2013, other operating expenses (income) are made up to the following:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Other expenses
Startup costs of new concentrate plant (b)	19,568	-	-
Tax contingencies penalties	2,796	-	317
Loss on sale / retirement / impairment of fixed assets	661	5,503	-
Other expenses	3,714	370	77

	26,739	5,873	394

Other income	(139)	(2,244)	(541)

	26,600	3,629	(147)

(b)	Corresponds to the start-up costs related to the new concentrator plant (See note 1(b)) in order to reach full production capacity, which is expected in early 2016.

Notes to the financial statements (continued)

21.	Commitments and contingencies

Commitments

(a)	Environmental matters -

The Company’s exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (“PAMA”) and of the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

On October 14, 2003, Law No. 28090 was enacted, which regulates the commitments and procedures that entities involved in mining activities must follow in order to prepare, file and implement a mine site closing plan, as well as the respective environmental guarantees that assure compliance with the plan in accordance with protection, conservation and restoration of the environment. On August 15, 2005, the regulations regarding this law were approved. During 2006, in compliance with the mentioned Law, the Company completed the closing plans for its mine site. On October 5, 2009 the MEM issued Resolution No. 302-2009 MEM – AAA, approving the mine closure plan of the Company.

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

The Company believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines. See note 13(b).

(b)	Construction of the Waste Water Treatment Plant

During 2011, the Company completed the feasibility study for a major expansion of its Production Unit Cerro Verde (hereinafter “the Expansion”) which includes, among others, the expansion and improvements of facilities and mining process, flotation and leaching facilities, as well as expanding them to build a concentrator, a tailings dam and an additional leaching platform (see note 1(b)). As a result, the Company determined that the project will require the use of additional water resources apart from those currently used in the operations.

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

Notes to the financial statements (continued)

The Company is responsible for the operation and maintenance cost of the waste water treatment plant (the plant), the drive line to the plant and the effluent discharge line. The Company will perform the operation and maintenance of the plant until the earlier of:

(i)	A new legal framework grant commercialization of the residual water treated or for the water treatment service by the companies that provide sanitation services, and both parties agrees on the amount to be paid by the Company to SEDAPAR;
(ii)	Establishment of a fee payment, compensation or other right for the water re-use and/or water treatment under the satisfaction of both parties; or
(iii)	Expiration of the agreement or its extensions.

In August 2013, the Ministry of Housing, Construction and Sanitation approved the environmental and social impact assessment of the waste water treatment plant.

As of December 31, 2015, the construction of the waste water treatment plant was completed with a total investment of S/1,300 million Soles (US$382 million based at December 31, 2015 exchange rate).

In addition to allowing for the viability of the Company’s production unit expansion project, the waste water treatment plant will also benefit the population of Arequipa as it will help to decontaminate the waters of the Rio Chili, and improve the quality of the agricultural products and the environment in general. The waste water treatment plant is expected to start full operations in early 2016.

(c)	Letter of guarantees –

During years 2015 and 2014, the Company signed letters of guarantee with Banco de Credito de Peru, Scotiabank and BBVA Banco Continental as follows:

	2015	2014
	US$(000)	US$(000)

Tax obligations, note 16(g)	112,450	186,165
Mine closure, note 13(b)	21,539	14,851
Third party obligations	23,564	20,914
Custom taxes	12,575	9,691

	170,128	231,621

Notes to the financial statements (continued)

22.	Transactions with related parties

(a)	During this year, the Company received from Minera Freeport McMoran South America Ltda. consulting and professional services related to finance, logistics, legal, environmental, corporate affairs , IT and human resources, which are made in Chile. As of December 31, 2015, the amount incurred by the Company for these services was US$3,000,462, which has been recognized in the statement of comprehensive income (US$4,489,000 as of December 31, 2014 and US$5,169,000 as of December 31, 2013).

(b)	During the years ended December 31, 2015, 2014 and 2013, the Company recognized the following sales of goods to related parties:

	2015	2014	2013
	US$(000)	US$(000)	US$(000)
Sales of goods to related parties
Parent Company:
FMC (c)	513,862	560,211	775,775

Other related parties:
Sumitomo Metal Mining Company, Ltd. (d)	344,334	475,609	598,023
Climax Molybdenum Marketing Corporation (e)	36,460	99,222	113,388

Total revenues	894,656	1,135,042	1,487,186

(c)	On October 15, 2006, the Company signed a long-term contract with FMC through in which it committed to sell 20% of its annual copper concentrate production from its primary concentrator plant. Terms of the contract are reviewed annually. For the year 2015, the sales of concentrate copper to FMC amounted to US$394,349,000 (US$445,756,000 in 2014 and US$687,655,000 in 2013).

The Company also sells copper cathodes based on availability. According to the terms of the sales of copper cathodes to FMC, agreements are made for each shipment. For the year 2015, sales of copper cathodes to FMC amounted to US$119,513,000 (US$114,455,000 in 2014 and US$88,120,000 in 2013).

(d)	On June 1, 2005, the Company signed a long-term agreement with Sumitomo Metal Mining Company Ltd., in which it committed to sell 50% of its annual copper concentrate production from its concentrator plant, through December 31, 2016. Contract terms are revised annually.

(e)	In November, 2014, the Company renewed a long-term agreement with Climax Molybdenum Marketing Corporation, a wholly owned subsidiary of FMC, in which it committed to sell 100% of its annual molybdenum concentrate production, at a price based on Metals Week Dealer Oxide price and under a delivery type known as CIF (cost, insurance and freight).

Notes to the financial statements (continued)

(f)	Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 1.76% of total revenues for 2015 (0.66% and 1.37% of total revenues for 2014 and 2013, respectively). As of December 31, 2015 and 2014, the Company had granted stock option and/or restricted stock unit benefits to certain key management personnel, the amounts of which are not significant as of December 31, 2015 and 2014. The Company does not have other long-term benefits.

(g)	As a result of transactions with related parties, the Company had accounts receivable and also has the following payables as of December 31, 2015 and 2014:

	2015	2014
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company:
FMC	180,024	78,638

Other related parties:
Sumitomo Metal Mining Company, Ltd.	19,344	107,464
Climax Molybdenum Marketing Corporation	-	1,838
	199,368	187,940
Accounts payable to related parties
Parent Company:
FMC	14,435	14,694

Other related parties:
Freeport - McMoRan Sales Company	1,684	1,052
Climax Molybdenum Marketing Corporation	1,064	-
Minera Freeport McMoran South America Ltda.	901	1,765
Sociedad Contractual Minera El Abra	535	10
Freeport Cobalt OY	141	-
Freeport McMoRan South America S.A.C.	132	32
Accounts payable to related parties	18,892	17,553
Less: Long-Term Accounts payable to related parties	(6,850)	(5,643)
Short-Term Accounts payable to related parties	12,042	11,910

Terms and transaction with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees received or provided for any accounts receivable or payable to related parties. As of December 31, 2015 and 2014, the Company had not recorded any impairment of accounts receivable from related parties.

Notes to the financial statements (continued)

23.	Earnings per share

Basic and diluted earnings per share are computed by dividing net earnings for the period by the weighted average number of shares outstanding during the year as follows:

	2015	2014	2013

Net profit for the year	US$33,284,000	US$377,606,000	US$613,262,000
Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share	US$0.10	US$1.08	US$1.75

Notes to the financial statements (continued)

24.	Embedded derivative

As is indicated in Note 2.2 (b), the exposure to the risk of changes in the market prices of copper and molybdenum is considered as an embedded derivative and it is related to the commercial contracts. As of December 31, 2015 and 2014, provisional prices of the estimated future prices (in copper and molybdenum pounds) and their final maturity periods were as follows:

			As of December 31, 2015
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)

Copper:
Concentrate	221,659	January 2016 to May 2016	Between 2.076 and 2.433	Between 2.134 and 2.138	(19,696)
Cathode	3,970	January 2016	2.08	2.14	233
Molybdenum	1,425	January 2016 to February 2016	Between 3.435 and 3.635	3.950	616

					(18,847)

			As of December 31, 2014
	Pounds payable (000)	Maturity	Provisional pricing	Forward pricing	Fair value
			US$	US$	US$(000)

Copper:
Concentrate	137,906	January 2015 to April 2015	Between 2.934 and 3.193	Between 2.855 and 2.880	(26,522)
Cathode	3,749	January 2015	2.898	2.88	(70)
Molybdenum	870	February 2015	8.498	8.28	(190)

					(26,782)

The final pricing estimated by the Company as of December 31, 2015 and 2014 was based on LME information.

Notes to the financial statements (continued)

25.	Financial risk management

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

Embedded derivative – As described in note 2.2 (b), the Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally three months from the shipment date) based primarily on quoted LME monthly average prices. The Company receives market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and commercial invoices at the time of shipment, based on the current LME prices, which results in an embedded derivative on the provisionally priced contracts that are adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease in revenues is recorded at each reporting period until the date of final pricing. See note 24.

The table below summarizes the effect on profit before income tax caused by changes in the copper price. This analysis is based on the assumption that the copper price has increased or decreased by 10% while all other variables are held constant. The 2015 positive scenario uses prices between US$/pound 2.347 to US$/ pound 2.351 (US$/pound 3.140 to US$/pound 3.170 in the year 2014 and US$/pound 3.660 to US$/pound 3.680 in the year 2013); whereas the negative scenario uses prices between US$/pound 1.920 to US$/pound 1.924 (US$/pound 2.570 to 2.590 in the year 2014 and US$/pound 2.990 to US$3.010 in the year 2013).

Notes to the financial statements (continued)

Effect on profit before income tax
US$(000)

December 31, 2015
Increase in copper international quote	48,187
Decrease in copper international quote	(48,187)

December 31, 2014
Increase in copper international quote	40,622
Decrease in copper international quote	(40,622)

December 31, 2013
Increase in copper international quote	63,225
Decrease in copper international quote	(63,225)

Exchange rate risk -

As described in note 2.2(a), the Company’s financial statements are presented in US dollars, which is the functional and presentation currency of the Company. The Company exchange-rate risk arises mainly from deposits, taxes, salaries and other accounts payable in currencies other than the US dollar, mainly Soles.

For the year ended December 31, 2015, the Company recorded net foreign exchange losses totaling US$76 million composed by a loss of US$84 million associated with income tax, VAT credits and payments related to the Company’s royalty installment program, which is offset by income of US$8 million from exchange difference derived from other items in the statement of financial position (net income of US$2.3 million in 2014 and net loss of US$ 1.9 million in 2013).

(b)	Liquidity risk -

Liquidity risk arises from situations in which cash might not be available to pay obligations when they become due at a fair cost. The Company maintains adequate liquidity by properly managing the maturities of assets and liabilities in such way that allows the Company to maintain a structural liquidity position (cash available) enabling it to meet liquidity requirements properly. The Company sells cathode and copper and molybdenum concentrates to recognized companies in the mining sector worldwide. In addition, the Company currently has the possibility to obtain funds from financial institutions and its partners if it is required to meet its contractual obligations.

Notes to the financial statements (continued)

The following tables show the liabilities, excluding taxes and accruals with the expected aging of maturity of the Company’s obligations as of December 31, 2015 and 2014:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2015
Trade accounts payable	-	432,418	-	-	432,418
Accounts payable to related parties	-	12,042	-	6,850	18,892
Other financial liabilities	-	-	43,169	2,381,995	2,425,164
Provision related to benefits to employees	-	14,572	5,964	-	20,536
Other accounts payable	-	2,112	-	-	2,112

Total	-	461,144	49,133	2,388,845	2,899,122

As of December 31, 2014
Trade accounts payable	-	398,070	-	-	398,070
Accounts payable to related parties	-	11,910	-	5,643	17,553
Other financial liabilities	-	-	50,163	402,686	452,849
Provision related to benefits to employees	-	9,706	34,706	-	44,412
Other accounts payable	-	2,779	-	-	2,779

Total	-	422,465	84,869	408,329	915,663

Notes to the financial statements (continued)

(c)	Credit Risk -

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

The Company manages its capital structure and makes adjustments to it, in light of changes in economic market conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issue of new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2015, 2014 and 2013.

Notes to the financial statements (continued)

26.	Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2015 and 2014, the only financial asset carried at fair value is the embedded derivative, which is generated by the sale of copper and measured at fair value based on copper prices. The value of this embedded derivative as of December 31, 2015 was a liability of US$18,847,000 (liability US$26,782,000 as of December 31, 2014). This embedded derivative is categorized within Level 2 of the hierarchy. The fair value of embedded derivatives is determined using valuation techniques using information directly observable in the market (forward prices of metals).

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

Financial instruments at fixed and variable rates –

Financial assets and liabilities with fixed or variable rates are recorded at amortized cost and fair value is determined by comparing the market interest rates at the time of their initial recognition to the current market rates with regard to similar financial instruments.

Based on the foregoing, there are no significant differences between book value and fair value of financial instruments (assets and liabilities) as of December 31, 2015 and 2014.

27.	Mineral reserves (unaudited)

As of December 31, 2015 and 2014, the Company’s proven and probable copper mineral reserves were:

	MT (000)		Grade (percent)
	2015	2014	2015	2014

Mineral for leaching	152,566	168,380	0.35	0.37
Mineral for milling	3,703,373	3,784,854	0.38	0.38

Copper production in thousands of recoverable pounds for the years ended December 31, 2015 and 2014 was as follows:

	2015	2014

Cathodes	105,077	124,804
Concentrates	439,405	375,438

Notes to the financial statements (continued)

Average LME price per metric ton of copper for the years ended December 31, 2015 and 2014, was as follows:

	2015	2014
	US$/MT	US$/MT

Copper	5,490	6,860

28.	Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in Note 29 and are principally related to the items discussed in the following paragraphs:

(a)	Stripping Cost – IFRIC 20

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

(b)	Inventories

Under IFRS, the cost inventory includes: (i) the depreciation and amortization expense, (ii) the amortization of production-stripping costs and (iii) workers´ profit participation. Under U.S. GAAP the cost inventory excludes these items.

(c)	Deferred workers’ profit participation

Under IFRS, the workers’ profit participation is calculated based on the Company’s taxable income and is recorded as an employee benefit (cost of production or administrative expense, depending on the function of the workers).

Under U.S. GAAP, the workers’ profit sharing is treated in a similar way as income tax since both are calculated based on the Company’s taxable income. Therefore, the Company calculates a deferred workers’ profit participation resulting from the taxable and deductible temporary differences.

(d)	Deferred income tax –

The differences between U.S. GAAP and IFRS are re-measurements that lead to different temporary differences. According to the accounting policies in Note 2.2 (l), the Company has to account for such differences.

29.	Reconciliation between net income and shareholders' equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2015, 2014 and 2013 and to shareholders' equity as of December 31, 2015, 2014 and 2013 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

Notes to the financial statements (continued)

	2015	2014	2013
	US$(000)	US$(000)	US$(000)

Net profit under IFRS	33,284	377,606	613,262

Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization	(45,168)	(4,221)	(49,937)
Inventories valuation	12,573	(57,744)	25,517
Asset retirement obligation	(428)	(654)	(41)
Deferred workers´ profit participation	(6,225)	13,512	2,055
Deferred income tax	9,470	13,329	8,484
Other	591	(211)	31

Net income under U.S. GAAP	4,097	341,617	599,371

Shareholders’ equity under IFRS	4,498,374	4,465,090	4,087,484
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization	(99,326)	(54,158)	(49,937)
Inventories valuation	(30,698)	(43,271)	14,473
Asset retirement obligation	(2,527)	(2,099)	(1,445)
Deferred workers´ profit participation	(8,126)	(1,901)	(15,413)
Deferred income tax	38,715	29,245	15,916
Other	266	(325)	(114)

Shareholders’ equity under U.S. GAAP	4,396,678	4,392,581	4,050,964

30.	New U.S. GAAP Accounting Pronouncements

Recently Issued Accounting Pronouncements -

Inventory -

In July 2015, ASU guidance was issued related to inventory simplifying the subsequent measurement of inventories by replacing the lower of cost or market test with a lower of cost and net realizable value test. The update is effective in fiscal years, including interim periods, beginning after December 15, 2016, and early adoption is permitted. The Company is currently evaluating this guidance and the impact it will have on net equity or net results.

Revenue recognition –

In May 2014, ASU guidance was issued related to revenue from contracts with customers. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In August 2015, the effective date was deferred to reporting periods, including interim periods, beginning after December 15, 2017, and will be applied retrospectively. Early adoption is not permitted. The Company is currently evaluating this guidance and the impact it will have on net equity or net results.

