Form 20-F/A
period 2015-12-31
BUENAVENTURA MINING CO INC
filed 2016-11-16
CIK 1013131

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

EXPLANATORY NOTE

We are amending “Item 18 — Financial Statements” of our Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2016, to include a revised audit report of Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers Limited, relating to the financial statements of Minera Yanacocha S.R.L. (“Yanacocha”) at December 31, 2014 and for the two years ended December 31, 2014, appearing in the Annual Report. The revised audit report states that (a) Yanacocha’s financial statements are presented in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and (b) the audit of Yanacocha’s financial statements was conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States).

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on May 2, 2016.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

(a)	Index to Financial Statements and Schedules	Page

	MINERA YANACOCHA S.R.L.	F-1

(b)	Index to Exhibits

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ Carlos E. Gálvez Pinillos
Carlos E. Gálvez Pinillos
Chief Financial Officer

Dated: November 16, 2016

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lima, Peru

March 30, 2015

To the shareholders of

Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheet and the related income statements, statements of changes in shareholders’ equity and cash flows statements, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L at December 31, 2014, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ Gaveglio, Aparicio y Asociados

Countersigned by

/s/ Fernando Gaveglio

Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No. 01-019847

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